Form 20-F
period 2002-12-31
CONCHA Y TORO WINERY INC
filed 2003-06-30
CIK 930543

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
                                  ANNUAL REPORT
                       PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31,  2002       Commission File number 1-3358

                                    --------

                             Vina Concha y Toro S.A.
             (Exact name of Registrant as specified in its charter)

                                    --------

                            Concha y Toro Winery Inc.
                 (Translation of Registrant's name into English)

                                    --------

                                Republic of Chile
                 (Jurisdiction of incorporation or organization)

                                    --------

                                   Casilla 213
                                Nueva Tajamar 481
                              Torre Norte, Piso 15
                                 Santiago, Chile
                                 (562) 476-5000
          (Address and telephone number of principal executive offices)

                                    --------


Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                      Title of each class              Name of each exchange
                                                                                        on which registered
                                                                                     New York Stock Exchange
American Depositary Shares ("ADS"), each representing 50 Shares of common stock
Shares of common stock ("Shares" or "Common Stock"), without nominal (par)
value, of Vina Concha New York Stock Exchange* y Toro S.A.                           New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                                                       None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                                                       None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
Shares of common stock without nominal (par) value                   719,170,735

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                              Yes     [X]      No        [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow.

                                              Item 17 [ ]      Item 18   [X]

* Not for trading, but only in connection with the registration of ADS.
================================================================================

                                     PART I

ITEM 1*:       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............................................2

ITEM 2*:       OFFER STATISTICS AND EXPECTED TIMETABLE...........................................................2

ITEM 3:        KEY INFORMATION...................................................................................2

ITEM 4:        INFORMATION ON THE COMPANY.......................................................................11

ITEM 5:        OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................................................33

ITEM 6:        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................................................42

ITEM 7:        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................................................49

ITEM 8:        FINANCIAL INFORMATION............................................................................52

ITEM 9:        THE OFFER AND LISTING............................................................................53

ITEM 10:       ADDITIONAL INFORMATION...........................................................................54

ITEM 11:       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......................................66

ITEM 12*:      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........................................67

ITEM 13*:      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................................................67

ITEM 14*:      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.....................67

ITEM 15:       CONTROLS AND PROCEDURES..........................................................................67

ITEM 17**:     FINANCIAL STATEMENTS.............................................................................67

ITEM 18:       FINANCIAL STATEMENTS.............................................................................67

ITEM 19:       EXHIBITS.........................................................................................68

*        Omitted because the item is not applicable

**       The Registrant has responded to Item 18 in lieu of this Item.

                              CERTAIN DEFINED TERMS

         Unless otherwise specified, all references to "U.S. dollars," "dollars" or "US$" are to United States dollars and all references to "Chilean pesos," "pesos" or "Ch$" are to Chilean pesos. Vina Concha y Toro S.A. ("Concha y Toro" or the "Company"), a corporation (sociedad anonima abierta) formed under the laws of the Republic of Chile ("Chile"), publishes its consolidated financial statements in Chilean pesos that are adjusted to reflect changes in purchasing power due to inflation. See Notes 2(d), 23 and 36 to the audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of income and cash flows for each of the three years ending December 31, 2000, 2001 and 2002 (the "Consolidated Financial Statements") contained in Item 18. Unless otherwise specified, financial information regarding the Company is presented in constant Chilean pesos as of December 31, 2002 and in accordance with generally accepted accounting principles in the Republic of Chile ("Chilean GAAP"). Chilean GAAP varies in certain important respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Note 36 to the Consolidated Financial Statements contained in Item 18. Amounts in tables appearing in this Annual Report may not total due to rounding.

         Glossary of Special Terms

         Lees: Sediment comprising dead yeast cells and other particles remaining in wine after fermentation. Red wine is transferred off this sediment. Some white wines are left on their lees (sur lie) to add flavor and complexity.

         Maceration: Refers to period during which the must or wine remains in contact with the grape skins. Alcohol acts as a solvent, extracting color, tannin and aroma from the skins.

         Malic Acid: Component of wine. Accounts for green and sour taste of wine made from unripe grapes. See "malolactic fermentation."

         Malolactic fermentation: Conversion by bacteria (not yeast) of malic acid into lactic acid. Softens wine and reduces overall acidity. A process now applied to all red wines, but not all white wines.

         Must: Freshly crushed grape juice (with or without skins), pre-fermentation.

         Sparkling Wines:  Effervescent wines.

         Table Wines: Non-sparkling wines with at least 11.5% alcohol by volume which are traditionally consumed with food.

         Vinifera: Of, relating to or being derived from premium grapes used in wine making.

         Viniculture/Viticulture:  The cultivation of grapes.

                                Units of Measure

                     1 Case              =        9 Liters
                     Centigrade          =        5/9 (Fahrenheit(degree)-32)
                     1 Hectare           =        2.47 Acres
                     1 Kilogram          =        2.2 Pounds
                     1 Kilometer         =        .62 Miles
                     1 Liter             =        1.057 Quarts
                     1 Milliliter        =        1/1000 Liter
                     1 U.S. Ton          =        2,000 Pounds or 907 Kilograms

         The Company's principal trademarks used in its business are registered in Chile, including Concha y Toro, Subercaseaux, Tocornal, Maipo, Clos de Pirque, Fressco, San Jose, 96, Marques de Casa Concha, Casillero del Diablo, Trio, Terrunyo, Don Melchor, and Amelia. While the Company also registers these trademarks in most of its principal foreign export markets, it does not have registrations for all of its trademarks in all of its foreign export markets.

                           FORWARD-LOOKING STATEMENTS

         This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements contained in this Annual Report may be identified by the use of forward-looking terminology, such as "anticipate," "continue," "estimate," "expect," "intend," "may," "will," or the negative thereof or other variations thereon or comparable terminology. In particular, among other statements, certain statements in Item 4 -- "Information on the Company -- Business Overview" with regard to management objectives, trends in market shares, market standing and product volumes, and the statements in Item 5 -- "Operating and Financial Review and Prospects" and Item 11 -- "Quantitative and Qualitative Disclosures About Market Risk," with regard to trends in results of operations, margins, overall market trends, interest rates, and exchange rates are forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

         There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk factors identified in Item 3 -- "Key Information -- Risk Factors" of this Annual Report and in the Company's Registration Statement on Form F-1, filed with the Securities and Exchange Commission on October 13, 1994 (No. 33-84298), levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials and employee costs, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

                                     PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3:  KEY INFORMATION

Selected Historical Financial Data

         The following table presents selected consolidated financial data, under the captions "Consolidated Income Statement Data -- Chilean GAAP", "Consolidated Balance Sheet Data -- Chilean GAAP," and "Selected Financial Ratios" for and as of the end of each of the years in the five-year period ended December 31, 2002 derived from the Consolidated Financial Statements, which financial statements have been audited by Ernst & Young, independent certified public accountants. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the Notes thereto. The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differ in certain important respects from U.S. GAAP. Note 36 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP which affect the financial statements of the Company, the effects of such differences on the calculation of shareholders' equity and net income, and a reconciliation to U.S. GAAP of shareholders' equity at December 31, 2000, 2001 and 2002 and of net income for each of the three years ended December 31, 2000, 2001 and 2002. All information expressed in Chilean pesos, except dividends, is presented in constant Chilean pesos at December 31, 2002 purchasing power. The U.S. dollar amounts presented as of and for the year ended December 31, 2002 have been translated from Chilean pesos solely for the convenience of the reader.

                                                           As of and for the Year Ended December 31,
                                                  ------------------------------------------------------------------
                                                      1998          1999         2000         2001           2002
                                                      Ch$           Ch$          Ch$          Ch$            Ch$
                                                  ----------     ---------     --------     ---------      ---------
                                                    (Expressed in millions of constant Ch$ and millions US$,
                                                         except financial ratios as per Share amounts)
Consolidated Income Statement Data
Chilean GAAP:
       Revenue from sales......................      96,567       100,696       106,660      114,991       128,321
       Operating income........................      14,794        16,150        18,155       18,663        20,510
       Non-operating income (expense)..........      (1,529)       (1,372)       (2,180)      (2,267)       (1,209)
       Net income .............................      11,520        12,798        13,830       13,626        16,312
       Net income per Share....................       16.02         17.80         19.23        18.95         22.68
       Net income per ADS(1)...................      800.96        889.80        961.54       947.31      1,134.08
       Net income per ADS in U.S. Dollars .....        1.11          1.24          1.34         1.32          1.58
       Dividend declared per Share.............        5.48          6.23          7.11         7.77          7.66
       Dividends declared per ADS in
        U.S. Dollars(2)........................        0.51          0.53          0.58         0.58          0.53
       Weighted average number of Shares
       Outstanding(3).......................... 719,170,735   719,170,735   719,170,735  719,170,735   719,170,735
U.S. GAAP:
       Revenues from sales.....................      96,567       100,696       106,660      114,991       128,321
       Operating income........................      15,110        16,024        17,404       17,607        20,495
       Non-operating income (expense) net .....      (1,418)       (1,476)       (2,170)      (2,267)         (871)
       Net income .............................      11,265        11,649        13,850       12,342        16,653
       Net income per Share....................       15.66         16.20         19.26        17.16         23.16
       Net income per ADS in U.S. Dollars......        1.49          1.41          1.63         1.31          1.61

Consolidated Balance Sheet Data
Chilean GAAP:
       Total assets............................     134,606       161,617       179,857      186,564       195,782
       Long-term debt..........................       7,342        16,060        22,427       22,190        13,692
       Shareholders' equity....................      91,344        99,670       108,341      116,526       127,591
       Capital stock...........................      46,570        46,570        46,570       46,570        46,570
U.S. GAAP
       Total assets............................     135,231       162,105       179,745      185,450       192,322
       Long-term debt..........................       7,342        16,060        22,427       22,190        13,692
       Shareholders' equity....................      89,457        95,856       104,458      111,702       122,429

Selected Financial Ratios (4)
Chilean GAAP
     Operating margin                                 15.3%         16.0%         17.0%        16.2%         16.0%
     Net Margin                                       11.9%         12.7%         13.0%        11.8%         12.7%
     Debt to equity                                   27.6%         40.9%         42.7%        35.6%         27.4%
     Debt to capitalization                           21.6%         29.0%         29.9%        26.3%         21.5%
U.S. GAAP
     Operating margin                                 15.6%         15.9%         16.3%        15.3%         16.0%
     Net Margin                                       11.7%         11.6%         13.0%        10.7%         13.0%
     Debt to equity                                   28.2%         42.5%         44.3%        37.2%         28.5%
     Debt to capitalization                           22.0%         29.8%         30.7%        27.1%         22.2%
     Consumer Price Index(5)                          4.30%         2.60%         4.70%        3.10%         3.00%
-------------------------------------------------------------------------------------------------------------------

  (1)Determined by multiplying per Share amounts by 50 (1 ADS = 50 Shares).
  (2)U.S. Dollar amounts for dividends are calculated by applying the Observed Exchange Rate on the dividend payment date to the nominal peso amount.
  (3)Calculated on the basis of the number of shares outstanding and fully paid together with the pro-rata portion of the number of shares outstanding but not yet fully paid for each period.
  (4)These ratios, which are expressed as percentages, were calculated as follows: Operating margin = (Operating income)/(Revenues from sales); Net margin = (Net income)/(Revenues from sales); Debt to equity = (Short- and long-term borrowing )/(Total shareholders' equity); Debt to capitalization = (Short- and long-term borrowing )/(Short- and long-term borrowing plus Total shareholders' equity). Ratios presented have been rounded.
  (5)Based on the Consumer Price Index ("CPI") for the period December 1 to November 30 of each year required to be used for price-level restatement purposes under Chilean GAAP.

         Unless otherwise indicated, U.S. dollar equivalent information, except export figures, for information in Chilean pesos, is based on the Observed Exchange Rate for December 31, 2002, which was Ch$718.61 per U.S. dollar. No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

Exchange Rates

         Banco Central de Chile (the "Central Bank of Chile") authorizes three types of exchange rates in Chile: (i) a reference rate set by the Central Bank of Chile, (ii) a rate set in the formal institutional market for foreign exchange currency, and (iii) a rate set in a less regulated informal market for foreign exchange.

         Pursuant to Law 18,840, the Central Bank of Chile sets the dolar acuerdo, which is a forecast of exchange rates used as a reference exchange rate (the "Reference Exchange Rate"). The Reference Exchange Rate is published by the Central Bank of Chile for each day of the next month based on the following considerations: (i) the previous month's domestic inflation rate, (ii) a factor for international inflation and (iii) a formula pegged to the U.S. dollar, the Japanese yen and the Euro. These three currencies were chosen because they are the currencies of Chile's principal trading partners.

         The Central Bank of Chile also authorizes commercial banks and certain other entities to conduct foreign exchange transactions on a free market basis (the "Formal Exchange Market"). The daily average exchange rate (the "Observed Exchange Rate") at which transactions are carried out in the Formal Exchange Market are published daily in Chilean newspapers. Prior to September 2, 1999, participants of the Formal Exchange Market were authorized to carry out their transactions within a specified range above or below the Reference Exchange Rate (the "Exchange Band"). As of September 2, 1999, the Central Bank of Chile eliminated the Exchange Band, allowing the exchange rate to fluctuate freely. The Central Bank of Chile has announced a policy to intervene in the Formal Exchange Market only in certain exceptional cases, which interventions will be publicly disclosed.

         The Mercado Cambiario Informal (the "Informal Exchange Market") is a currency market comprised of exchange houses and money changers in Chile. The Informal Exchange Market reflects the supply and demand for foreign currency and the rate of exchange in the Informal Exchange Market can fluctuate freely, above or below the Observed Exchange Rate. Since 1990, the rate of exchange for pesos into U.S. dollars in the Informal Exchange Market has been similar to that in the Formal Exchange Market. The Observed Exchange Rate as of June 18, 2003 was Ch$705.24 per U.S. dollar.

         The following table sets forth the annual high, low, average and year-end Observed Exchange Rates for U.S. dollars for each year indicated, as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report any buying rate for Chilean pesos.

                     Annual High, Low, Average and Year-End
                             Observed Exchange Rate

                                                                                    Ch$ per US$
                                                              --------------------------------------------------------

Year                                                               High(1)         Low(1)    Average(2)      Year-end
----                                                               -------         ------    ----------      --------
1998......................................................          475.41         439.18        460.29      472.41
1999......................................................          550.93         468.69        508.78      530.07
2000......................................................          580.37         501.04        539.49      573.65
2001......................................................          716.62         557.13        634.94      654.79
2002......................................................          756.56         641.75        688.94      718.61


(1) Exchange rates are the actual high and low, on a day-by-day basis, for each period.
(2)      The average of the monthly average rates during the period.

Source:  Central Bank of Chile.

         The following table sets forth the high, low and average Observed Exchange Rate for U.S. dollars for each month during the previous six months, as reported by the Central Bank of Chile.


                                                                                  Ch$ per US$
                                                         --------------------------------------------------------------

                                                                     High(1)               Low(1)           Average(2)
                                                                     -------               ------           ----------
December, 2002...................................                     712.38               692.94               701.95
January, 2003....................................                     738.87               709.22               722.48
February, 2003...................................                     755.26               733.10               745.21
March, 2003......................................                     758.21               725.79               743.28
April, 2003......................................                     731.56               709.32               718.25
May, 2003........................................                     713.73               694.22               703.58

(1) Exchange rates are the actual high and low, on a day-by-day basis, for each period.
(2)      Average monthly rate.


Source:  Central Bank of Chile.

Risk Factors

         Risks Relating to the Company

         Agricultural Risks. Wine-making and grape-growing are subject to a variety of agricultural risks. Diseases, pests, drought, frosts and certain other weather conditions can materially and adversely affect the quality, quantity and cost of grapes available to the Company from its own vineyards and from outside suppliers, thereby materially and adversely affecting the supply of the Company's products and its profitability.

         In October 1991, there was a severe freeze which mainly affected the vineyards located in the Maipo region and Chile. From 1996 to 1998, Chile experienced drought conditions which had an impact on the quality and yields of the grapes. Future freezes or drought conditions in Chile could severely affect the quantity or quality of the production of wine by the Company. See Item 4 --"Information on the Company -- Chilean Wine Industry Overview."

         Phylloxera, a pest which attacks roots of grapevines, has widely infested vineyards outside of Chile but to date has never been found in Chilean vineyards. The Company, like most Chilean wine grape growers, still uses the French root varieties which are susceptible to phylloxera. While the Company carefully screens new root stock for signs of infestation, and regulations imposed by the Servicio Agricola y Ganadero (the "Chilean Agriculture Service") require that all vegetation introduced into Chile be isolated under observation for a period of two years, there can be no assurance that the Company's vineyards and other Chilean vineyards will continue to be phylloxera-free. Infestation could have a material adverse effect on the Company while vineyards are being replanted and as they come into full production. See Item 4 -- "Information on the Company -- Chilean Wine Industry Overview -- Phylloxera."

         Risks Associated with Higher Taxes, Tariffs. In 2002, the Company's export sales to third parties represented 58.3% of total revenues and sales of its foreign subsidiaries represented 12.5% of total revenues. Wines are subject to a number of taxes and tariffs, including excise taxes in the United States and the Company's other principal export markets. Additional increases in such taxes and tariffs could depress wine consumption in those markets and could adversely affect the Company's sales.

         In addition, there is a risk that other countries could impose or threaten to impose restrictions on imports of certain countries' wines in connection with trade negotiations with such countries. Although Chile has not been the specific target of such actions or threats from the United States, the European Union or other countries, if restrictions were imposed on Chilean wines, they could have a material adverse effect on the Company.

         Increases in Chilean taxes on wine could adversely affect the Company's wine sales in Chile. In June 2003, the Chilean government proposed an increase in taxes on alcoholic beverages from 15% to 19%, which would apply to the Company's products. This proposal is currently under consideration by Chile's legislature.

         Government Regulation. The production and sale of wine is subject to extensive regulation within and outside of Chile. Those regulations control such matters as licensing requirements, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers.

For example, it is the current policy of the U.S. Bureau of Alcohol, Tobacco and Firearms that any statements made by a wine producer promoting the potential health benefits of wine must be balanced and must include appropriate statements regarding the established harmful effects of alcohol use. In recent years, U.S. federal and state regulators have required warning labels and signage. There can be no assurance that new or revised regulations or increased licensing fees and related requirements will not have a material adverse effect on the Company's business and its results of operations. See Item 4 -- "Information on the Company -- Government Regulation."

         Future expansion of the Company's existing facilities and development of new vineyards and wineries may be limited by present and future zoning ordinances and other legal requirements. Availability of water and requirements for handling waste water can limit the Company's growth. While the Company believes that it will continue to be in compliance with all applicable environmental regulations, there can be no assurance that future legislative or regulatory developments will not impose restrictions which would have a material adverse effect on the Company. See Item 4 -- "Information on the Company -- Government Regulation."

         Dependence on Distributors. The Company relies on distributors to sell its products in export markets. Sales to the Company's largest distributor, Banfi Products Corporation ("Banfi") in the United States represented 26.3% of the Company's total export revenues in 2002, and 27.3% of total export revenues in 2001. Sales to the Company's five largest distributors, including Banfi, represented 57.6% and 51.2% of total export revenues in 2002 and 2001, respectively, and are expected to continue to represent a substantial majority of the Company's total export revenues in the future. Although the Company has long-term written agreements with most of its largest distributors, the Company's policy with respect to most of its distributors is to have oral agreements which may be terminated upon prior notice by either party. The replacement or poor performance of the Company's distributors or the Company's inability to collect accounts receivable from its distributors could materially and adversely affect the Company's results of operations and financial condition. In addition, the Company's strategy to expand sales in major export markets is to a large extent dependent on the performance of its distributors. See Item 4 -- "Information on the Company -- Business Overview -- Company Sales -- Export Markets -- Distribution in Export Markets."

         Distributors and retailers of the Company's products often offer wines which compete directly with the Company's products for shelf space and consumers. Accordingly, there is a risk that these distributors or retailers may give higher priority to products of the Company's competitors. There can be no assurance that the Company's distributors and retailers will continue to purchase the Company's products or provide the Company's products with adequate levels of promotional support. See Item 4 -- "Information on the Company -- Business Overview -- Company Sales -- Export Markets -- Distribution in Export Markets."

         Dependence on Suppliers. The Company relies on Cristalerias de Chile S.A. ("Cristalerias") to supply almost all of its bottle requirements. Cristalerias is a principal shareholder of one of the Company's main competitors, Vina Santa Rita S.A. ("Santa Rita"). Although the Company believes that alternate suppliers are available, an interruption in the supply of bottles from Cristalerias to the Company for any reason could result in a short-term material adverse effect on the Company's operations.

         The Company has a license from Tetra Pak de Chile Comercial Ltda. ("Tetra Pak Chile") to package wine in Tetra Brik packages, and purchases these unassembled pre-printed packages from Tetra Pak Chile. Wine sold in Tetra Brik packages accounted for approximately 77.1% and 63.2% of the Company's domestic sales by volume and value, respectively, in 2002 and 76.8% and 64.0%, respectively, in 2001. Although the Company believes that alternate suppliers are available, an interruption in the supply of Tetra Brik packages to the Company for any reason could result in a short-term material adverse effect on the Company's operations. See -- Item 4 "Information on the Company -- Business Overview -- Bottling."

         The Company currently relies on approximately 550 outside vineyards for supplies of grapes and approximately 50 producers for bulk wine. In 2002 and 2001, approximately 65% and 60%, respectively, of the grapes used in the production of its premium, varietal, varietal blend and sparkling wines were purchased by the Company from independent growers in Chile. Additionally, in 2002, the Company purchased grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company.

         Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company's results of operations.

         Competition. The wine industry in Chile and in the Company's export markets is intensely competitive.

In Chile and in approximately 95 other countries, the Company's wines compete with wines and other beverages from Chile and other countries. Chilean wines, in general, compete with wines produced in the United States, Europe, Australia, South Africa, South America and New Zealand. In addition, the Company's wines compete with other beverages including soft drinks, liquors, beer and, in Chile, pisco (a Chilean grape spirit). Many of the Company's competitors in Chile and abroad have significantly greater financial resources than the Company.

         Due to competitive factors, the Company may not be able to increase prices of its wines in line with rising farming, vinification, selling and promotional costs. See Item 5 -- "Operating and Financial Review and Prospects. There can be no assurance that in the future the Company will be able to compete successfully with its current competitors or that it will not face greater competition from other wineries and beverage manufacturers. See Item 4 -- "Information on the Company -- Company Sales -- Chilean Markets -- Local Competition" and " -- Company Sales -- Export Markets -- Export Sales and Competition."

         Dependence on Consumer Spending. The success of the Company's business depends on a number of factors which may affect the level of consumer spending and consumer spending patterns in Chile and in the Company's export markets, including the general state of the economy, tax rates, the deductibility of business entertainment expenses under applicable tax laws, and consumer preferences, confidence and income. Changes in consumer spending in Chile and in the Company's export markets can affect the quantity and price of wines that customers are willing to purchase. Such changes may result in reduced demand and lower prices for the Company's products, limitations on the Company's ability to pass through increased taxes and higher product costs to price-sensitive consumers, increased levels of selling and promotional expenses and decreased sales of the Company's higher-priced premium and varietal wines. Consequently, changes in consumer spending could have a material adverse effect on the Company. See Item 5 -- "Operating and Financial Review and Prospects."

         Difficulty of Enforcing Judgments Under U.S. Federal Securities Laws. The ability of a purchaser of American Depository Shares ("ADS") of the Company to enforce judgments under the U.S. federal securities laws against the Company or its directors and executive officers may be limited by several factors.

         The Company is a sociedad anonima abierta (an "open stock corporation") organized under the laws of Chile. All of the company's directors and officers and many of its advisors reside outside of the United States (principally in Chile). All or a substantial portion of the assets of the Company and of these persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States on the Company or its officer, directors or advisors, or to enforce against them in United States courts judgments obtained in United States courts predicated upon the civil liability provisions of the U.S. federal securities laws.

         The Company's Estatutos (the "By-Laws") provide that all legal actions brought by shareholders in their capacity as such, or among shareholders and the Company or its directors and executive officers, must be submitted to arbitration in Chile by an arbitrator chosen by mutual consent of both parties. If the parties cannot select an arbitrator acceptable to both, an arbitrator will be appointed by the ordinary courts of Chile which, the Company believes, would likely appoint a Chilean arbitrator. The By-Laws also provide that the arbitrator would act as an arbitro arbitrador, who under Chilean law would not be required to apply any particular body of law or procedures and would be authorized to decide the matter in accordance with his or her view of what is just and equitable. Although the Ley de Sociedades Anonimas ("Chilean Corporation Law") grants shareholders the right to bring actions against a Chilean company in the ordinary courts of Chile in certain cases, the Chilean Supreme Court has held in one case that a shareholder may not submit a claim against a corporation to the ordinary courts where, as in the case of the Company, the By-Laws provide only for arbitration. This case, however, would not be controlling precedent in a subsequent case under Chilean law. Therefore, a Chilean court could interpret Chilean law and the By-Laws to require that a claim brought by a holder of ADS predicated upon U.S. federal securities laws be submitted in Chile to arbitration. Moreover, because an arbitrator is not required to apply any particular body of law or procedure to decide a matter, it is not clear that an arbitrator would consider a claim predicated upon U.S. federal securities laws. Under Chilean law, therefore, there is doubt as to the ability of ADS holders to bring actions against the Company or its officers, directors or advisors based upon U.S. federal securities laws whether in Chilean courts or arbitration proceedings.

         In addition, a court in the United States might require that a claim predicated upon the U.S. federal securities laws be submitted to arbitration in accordance with the By-Laws. In that event, a purchaser of ADS would be effectively precluded from pursuing remedies under the U.S. federal securities laws in U.S. courts.

         The Company has been advised by its Chilean counsel, Cruzat, Ortuzar & Mackenna, that no treaty exists between the United States and Chile for the reciprocal enforcement of foreign judgments.

Chilean courts, however, have enforced judgments rendered by United States courts by virtue of the legal principle of reciprocity and comity, consisting of the review in Chile of the United States judgment in order to ascertain whether certain basic principles of due process and public policy have been respected without reviewing the merits of the subject matter in the case. Nevertheless, the Company has been advised by Cruzat, Ortuzar & Mackenna that there is doubt as to the enforceability in Chile of judgments rendered by United States courts in actions predicated upon the civil liability of the U.S. federal securities laws.

         Taxes. Wines are subject to a number of taxes and tariffs, including excise taxes in the United States and the Company's other principal export markets. Increases in such taxes could depress wine consumption in those markets and adversely affect the Company's sales.

         Seasonality. The wine industry in general, and the Company in particular, have historically experienced, and are expected to continue to experience, seasonal fluctuations in revenues and net income. In the past, the Company has had lower sales and net income during the first quarter and higher sales and net income during the third and fourth quarters. The Company expects this trend to continue. Sales can fluctuate significantly between quarters, depending on the timing of certain holidays and promotional periods, and on the rate at which distributor inventories are depleted through sales to wine retailers. Sales volume tends to decrease if distributors begin a quarter with larger inventory levels, which is typically the case in the first quarter of each year. See Item 4 -- "Information on the Company -- Business Overview -- Seasonality."

         Risks Relating to Chile

         Dependence on the Chilean Economy. As of December 2002, 92% of the Company's assets were located in Chile. In 2002 and 2001, sales in the Chilean market accounted for approximately 23.5% and 27.4%, respectively, of the Company's total revenues. Historically, domestic wine sales show a high degree of correlation with the economic situation prevailing in a country. Accordingly, the Company's financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile. During 1999, there was a steep drop in economic activity in Chile, particularly in private consumption, investment and employment. Although there have been some signs of recovery between 2000 and 2002, unemployment rates are still high and retail sales are weak. The main Chilean economic indicators for 2001 and 2002 show that:

         o        GDP grew 3.1% and 2.1% in 2001 and 2002, respectively.

         o        Private consumption grew 2.7% in 2001 and 1.7% in 2002.

         o The unemployment rate was 7.9% and 7.8% in December 2001 and 2002, respectively. As of April 2003, the unemployment rate was 8.5% as compared to 8.8% in April 2002.

         o        Levels of investment increased 2.5% in 2001 and 1.4% in 2002.

         o Retail sales increased 1.7% and 5.4% in 2001 and 2002, respectively.

The Company's financial condition and results of operations could also be adversely affected by changes which the Company has no control over, including:

         o the economic or other policies of the Chilean government, which has a substantial influence on many aspects of the private sector;

         o        other political or economic developments in or affecting
                  Chile; and

         o regulatory changes or administrative practices of Chilean authorities.

         The Company's financial condition and results of operations also depend to some extent on the level of economic activity in both Latin American and other countries. Although economic conditions are different in each country, investors' reactions to developments in one country may affect the securities of issuers in other countries, including Chile.

         Volatile and Illiquid Nature of the Market for the Common Stock in Chile. The Common Stock of the Company is traded on the Bolsa de Comercio de Santiago (the "Santiago Stock Exchange"), the Bolsa Electronica de Chile and the Bolsa de Correos -- Bolsa de Valores (collectively, the "Chilean Exchanges"). The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile's principal exchange and which accounted for over 72.5% of Chile's equity trading volume in 2002, had a market capitalization of approximately US$47.69 billion as of December 31, 2002, and an average monthly trading volume of US$284 million in 2002. The ten largest companies in terms of market capitalization represented approximately 47% of the aggregate market capitalization of the Santiago Stock Exchange as of December 31, 2002. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. The ten most widely-traded stocks in terms of trading volume accounted for approximately 61% of all trading volume on the Santiago Stock Exchange in 2002. During 2002, approximately 12.3% of the securities listed on the Santiago Stock Exchange traded an average of 85% or more of the trading days.

         In addition, the Chilean securities markets may be affected by developments in other emerging markets, particularly other countries in Latin America.

         Currency Fluctuations. The Chilean peso has been subject to large fluctuations in value in the past and may be subject to significant fluctuations in the future. See "Exchange Rates." Fluctuations in the exchange rate between the Chilean peso and other currencies affect the performance of the Company's ADS as well as its financial condition and results of operation in a variety of ways.

         Because the ADS are denominated in U.S. dollars, a decrease in the value of the Chilean peso relative to the U.S. dollar may adversely affect the value of the Company and its Common Stock underlying the ADS. Whether a depreciation of the Chilean peso would adversely affect the value of the Company and its assets would depend on a variety of factors, including the ability of the Company and investors to access the foreign exchange markets in Chile, the timing, volume and execution of the Company's treasury functions to convert foreign currency into Chilean pesos, the value of revenues denominated in foreign currency relative to Chilean pesos, the relative balances of Chilean pesos and foreign currency owned by the Company at any time, and market perceptions of the severity of the impact of such events on the Company. If these and other factors, which may influence the value of the Company and its assets in either direction, have an aggregate negative effect on the value of the Company and its assets, a depreciation of the value of the Chilean peso would result in a decrease of the valuation of the assets underlying the ADS in U.S. dollar terms, thereby resulting in a decrease in the value of the ADS.

         Because the Company's export sales are primarily denominated in foreign currencies, changes in these foreign currencies to the Chilean peso may adversely affect the financial condition and results of operations of the Company. Over 70.8% of the Company's revenues are related to export sales that are denominated in U.S. dollars, Euros, Sterling Pounds, Canadian dollars, and Argentine pesos (sales of the Argentine subsidiaries). Changes in these foreign currencies relative to the Chilean peso may result in operating losses for the Company and its subsidiaries. In order to mitigate the short-term effect of changes in currency exchange rates, the Company enters into, from time to time, forward exchange agreements. See Item 5 -- "Operating and Financial Review and Prospects."

         With respect to the Company's operations in Argentina, which are conducted through its Argentine subsidiaries, during 2002 the depreciation of the Argentine peso adversely affected the financial results of the Company's Argentine subsidiaries which account for 3.8% of the Company's total revenue. In addition, the Company holds assets in Argentine pesos through its Argentine subsidiaries, which assets are subject to currency fluctuation, and the Company has been unable to purchase hedging instruments to protect against this risk at prices acceptable to it. For 2001 and 2002, the Company recognized Ch$1,388 million (US$1.9 million) and Ch$2,993 (US$4.2 million), respectively of losses due to the conversion of the financial statements and the depreciation of the Argentine peso.

         Because the Company purchases some of its supplies at prices set at U.S. dollars and sells the products in other currencies, the Company is exposed to foreign exchange risks that may adversely affect its financial condition and results of operations. Most notably, the Company purchases bottles, corks and Tetra Brik packages at prices set in U.S. dollars. To the extent that the Company sells products with these components for pesos or other non-U.S. currencies, changes in the exchange rate of the U.S. dollar relative to these other currencies may result in losses and adversely affect the Company's financial and operating results. See Item 5 -- "Operating and Financial Review and Prospects."

         In addition, cash distributions with respect to shares of Common Stock underlying the ADS are paid by the Company to the Depositary on behalf of shareholders in Chilean pesos. The Depositary then converts the pesos to U.S. dollars at the then prevailing exchange rate to pay the dividend on the ADS in U.S. dollars. If the value of the Chilean peso falls relative to the U.S. dollar between the declaration of dividends and the distribution of such dividends by the Depositary, the amount of U.S. dollars distributed to holders of ADS will decrease. See "Exchange Rates."

         Restrictions on Foreign Investment and Repatriation. Historically, equity investments in Chile by individuals or entities that are neither resident nor domiciled in Chile have faced obstacles to repatriating profits and original investment out of Chile due to exchange control regulations. Recently, the Central Bank of Chile relaxed foreign exchange restrictions, allowing entities and individuals to purchase, sell, keep and remit abroad foreign currency without restriction, although the Central Bank of Chile still imposes obligations to file reports of such transactions with it.

         The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the New Regulations") published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in
Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of US$10,000); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (i.e., payments regarding import and export transactions, etc.).

         Because the Law of the Central Bank of Chile authorizes the Central Bank of Chile to regulate foreign exchange transactions, including those relating to ADS facilities, it may re-establish more restrictive regulations on foreign exchange affecting ADS holders of the Company at any time. If imposed, such regulations could, among other things, restrict the ability of ADS holders to dispose of the underlying shares of Common Stock of the ADS or to repatriate proceeds of the Common Stock. The duration or impact of any such restrictions would be difficult to assess.

         The ADS facility is subject to a contract between the Depositary, the Company and the Central Bank of Chile (the "Foreign Investment Contract") that grants the Depositary and the holders of the ADS access to Chile's Formal Exchange Market and permits the Depositary to remit dividends received from the Company to holders of ADS without restriction. See Item 10 -- "Additional Information -- Exchange Controls" for a more detailed description of the new regulations and the Foreign Investment Contract. The Foreign Investment Contract is currently in force and will continue to govern the ADS facility until all parties agree to terminate it. If the Foreign Investment Contract is terminated, the ADS facility would then become subject to the New Regulations. Under Chilean legislation, a Foreign Investment Contract may not be altered or affected adversely by actions of the Central Bank of Chile.

         Under the Foreign Investment Contract transferees of shares withdrawn from the ADS facility will not be entitled to access Chile's Formal Exchange Market unless the withdrawn shares are redeposited with the Depositary. Cash and property dividends paid by the Company with respect to ADS held by a non-Chilean resident holder are subject to a 35% Chilean withholding tax, which is withheld by the Company. However, stock dividends are deemed a non taxable event pursuant to Chilean Income Tax Law, thus, not subject to Chilean taxation. See Item 10 -- "Additional Information -- Taxation."

         Differences in Corporate Disclosure and Accounting-Taxation Standards. The principal objective of Chile's securities laws that govern publicly traded companies, such as the Company, is to promote disclosure of all material corporate information to investors. In addition, Chilean law imposes restrictions on insider trading and price manipulation. However, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets and Chilean disclosure requirements differ from those in the United States. These differences may result in fewer protections for holders of ADS than if United States securities laws governed the company's domestic securities transactions.

         There are also important differences between Chilean and U.S. accounting principles and reporting standards. As a result, Chilean financial statements and reported earnings may differ from those reported based on U.S. accounting and reporting standards.

Dividends can be paid only from the Company's income determined in accordance with Chilean GAAP.

         Differences in Shareholders' Rights. The corporate affairs of the Company are governed by Chilean law and the By-Laws. The By-Laws perform functions similar to those performed by both the certificate of incorporation and the bylaws of a corporation incorporated in the United States. See Item 10 -- "Additional Information -- Estatutos (By-Laws)." Principles of law applicable to the Company and its shareholders, however, differ from those that would apply if the Company were incorporated in the United States. In addition, the shareholders of the Company may have fewer or less well-defined rights protecting their interests under Chilean law than they would have as shareholders of a corporation governed by the laws of a U.S. jurisdiction.

         Inflation. Although inflation in Chile has moderated in recent years, historically Chile has experienced high levels of inflation. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on the Company's financial condition and results of operations. The annual rates of inflation for 2002, 2001 and 2000 were 3.0%, 3.1% and 4.7%, respectively.

         The Company believes that moderate inflation will not materially affect its business in Chile. Notwithstanding the foregoing, there can be no assurance that inflation in Chile will not increase significantly from its current levels and that the operating results of the Company or the value of the ADS will not be affected adversely by a continuation of or an increase in the level of inflation.



ITEM 4:   INFORMATION ON THE COMPANY

History and Development of the Company

         Concha y Toro is a corporation (sociedad anonima abierta) organized under the laws of Chile. The Company's deed of incorporation was executed on December 31, 1921 and the Company was registered in the Registro de Comercio de Santiago on November 6, 1922. The term of the Company is 99 years beginning on the date that the deed of incorporation was executed. The Company's principal executive offices are located at Casilla 213, Nueva Tajamar 481, Torre Norte, Piso 15, Santiago. The Company's telephone number at that location is (562) 476-5000 and the Internet address is www.conchaytoro.com. The complete legal name of the Company is Vina Concha y Toro S.A.

         The Company is the largest Chilean producer and exporter of wines in terms of both volume and value, with total wine sales in 2002 of 123.8 million liters and Ch$121,017 million, respectively, representing 94.3% of 2002 revenues.

         The Company was founded in 1883 by Don Melchor de Concha y Toro and Don Ramon Subercaseaux Mercado. Don Melchor was the grandson of Don Mateo de Toro y Zambrano, who presided over the first government following Chile's independence from Spain in 1810. The family had received the title of Marques de Casa Concha from King Philip V of Spain in 1718. The winery was established in the Pirque region, on the border of the Maipo River, on land which belonged to Don Melchor's wife, Dona Emiliana Subercaseaux. The vines used came from Bordeaux, France and were the traditional varieties of that area: Cabernet Sauvignon, Merlot, Sauvignon Blanc and Semillon. These varieties were brought to Chile before phylloxera devastated French vineyards. M. de Labouchere, a French oenologist, came to Chile to oversee the planting and the first harvest. The Company remained a family business until 1921, when the Concha family decided to convert it into a limited liability stock company and issued shares to all of its family members. In 1933, these shares began trading on the Santiago Stock Exchange.

         The Company owns and operates vineyards that grow grapes for use in the Company's wine-making operations, vinification plants (which convert grapes into wine), bottling plants and its wine distribution network, which is the most extensive in Chile. Within Chile, the Company owns sixteen vineyards and leases three other vineyards, located in five of Chile's six principal wine growing regions. In addition to its properties in Chile, the Company owns 439 hectares of land near Mendoza, Argentina.

         In domestic and export markets, the Company's bottled wines are sold in the premium, varietal, varietal blend and sparkling wine segments. In the domestic market, the Company also sells popular wines, packaged primarily in one liter, 1.5, and 2.0 liter Tetra Brik packages.

A small quantity of wine, 0.8% of total revenues, was sold in bulk form in domestic and export markets.

         The Company sells its premium wines under brand names including: Don Melchor, Amelia, Terrunyo, Marques de Casa Concha, Casillero del Diablo, Trio and Late Harvest. The Company sells its varietal and varietal blend wines under the brand names Sunrise, Concha y Toro and Frontera -- and in some export markets, under the brand names Tocornal, Cono Sur and Maipo. The Company sells popular wines under the brand names Tocornal, Clos de Pirque, Exportaciun, Fressco and San Jose. See "Chilean Wine Industry Overview -- Wine Classifications," "Business Overview -- Company Sales -- Chilean Markets" and " -- Company Sales -- Export Markets."

         The Company's first initiative toward the development of more complex wines was the launching of Casillero del Diablo in 1965. Casillero del Diablo was made from selected grapes and aged two years longer than the standard Cabernet Sauvignon then being produced. Today, Casillero del Diablo is the largest seller among the Company's premium wines. In 1996, the Company launched a premium wine product named "Trio" in Chile, the United States and the United Kingdom. In 1997, the Company re-launched a varietal wine product named "Sunrise" in its Chilean and export markets. In 1999, the Company re-launched a varietal blend wine named "Frontera" with new packaging in export markets. In March 2000, the Company launched a premium wine named "Terrunyo" in the Chilean and export markets. During the second half of 2000 the Company launched a new premium line Xplorador, for the U.S. market. In the past two years, the Company's marketing efforts have been focused on its Casillero del Diablo Brand. Through a global marketing campaign that started in August 2001 and with a new packaging launched in 2002, the Company's target is to transform Casillero del Diablo into a global brand.

         The Company has grown to become the largest wine producer in Chile by combining the wine-making traditions of its founders with state-of-the-art technology. The Company believes that key factors in its past success and in any future success are:

         o the ability to maintain competitive prices while continuing to improve the quality of its wines;

         o        the development of new opportunities and markets; and

         o the promotion of its higher priced varietal and premium products.

         The Company also believes that it has competitive advantages in export markets due to the lower costs of land and labor in Chile compared to its competitors in other principal wine-making countries such as the United States.

         The Company conducts its operations directly and through subsidiaries. The Company's distribution business is conducted through its wholly-owned subsidiaries Comercial Peumo Ltda. ("Comercial Peumo"), Transportes Viconto Ltda. ("Transportes Viconto") and Distribuidora Peumo Argentina S.A. ("Peumo Argentina"). In December 2000, the Company formed a fully-owned sales and distribution subsidiary in the United Kingdom, Concha y Toro UK Limited. This subsidiary commenced operations in March 2001. See "Business Overview -- Other Businesses."

         The Company's wholly-owned subsidiary, Sociedad Exportadora y Comercial Vina Maipo Ltda. ("Vina Maipo"), currently exports Vina Maipo brand wines and holds investments in affiliated companies. The Company's wholly-owned subsidiary, Vina Cono Sur S.A. (formerly named Vina Tocornal Ltda.), is involved in the sale, both in the local and export market, of Tocornal and Cono Sur brand wines and sparkling wines. In 1996, the Company, through Comercial Peumo and Vina Maipo, acquired Vina Patagonia S.A. ("Vina Patagonia"), the Company's first non-Chilean subsidiary. In 2001, Vina Patagonia changed its trading name to Trivento Bodegas y Vinedos S.A. ("Vina Trivento") to reinforce the marketability of Trivento its main brand and range of wines. Vina Trivento is located near Mendoza, Argentina. In 1997, Vina Trivento obtained its first harvest and commenced exporting activities during the fourth quarter of 1997. In 1999, Vina Trivento increased its holdings through the purchase of 135 additional hectares in the Rivadavia Valley near Mendoza. The operating assets of Vina Trivento primarily include a total of 439 hectares of land, a cellar with a capacity of
4.5 million liters and other wine-making equipment. In 1998, the Company, through Comercial Peumo and Vina Maipo, organized Peumo Argentina for the purpose of distributing wines of the Company and Vina Trivento in the Argentine market.

         In 1997, the Company and Baron Philippe de Rothschild S.A. ("Rothschild S.A.") formed a joint venture company organized under the laws of Chile, named "Baron Philippe de Rothschild - Concha y Toro S.A." The joint venture company changed its name to Vina Almaviva S.A. in June 1998 ("Vina Almaviva"). The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto to, and controls 50% of the capital of, Vina Almaviva. Vina Almaviva is expected to produce a "Primer Orden," or first-growth wine, the first of its kind ever produced in Chile. "Primer Orden" wines are regarded to be the equivalent of Grand Cru Classe wines from the Bordeaux region of France. In 1998, Vina Almaviva launched its first "Primer Orden" wines from its 1996 harvest under the name "Almaviva." Worldwide distribution (except in the U.S. and Chile) of Almaviva is handled by select "French traders" of Bordeaux, France. Distribution of Almaviva is handled by Banfi in the U.S. and by the Company in Chile.

         In connection with Vina Almaviva, the Company and Rothschild S.A. entered into certain agreements for the distribution of their respective products in selected regions. Rothschild S.A. will oversee the marketing and distribution of the wines of the Company in France and in several markets in Asia (excluding Japan), and the Company will oversee the marketing and distribution of Rothschild S.A.'s wines throughout Latin America. Comercial Peumo, a wholly-owned subsidiary of the Company, will distribute Rothschild S.A.'s wines in Chile.

         In addition, the Company, Rothschild S.A., and a former subsidiary of the Company Bodegas y Vinedos, Santa Emiliana S.A. ("Santa Emiliana") that licenses the Company to sell wine under its brand name as described further below, have agreed that during the life of Vina Almaviva (i) each party will not produce a Chilean wine similar to and in the same price range as the "Primer Orden" wines to be produced by Vina Almaviva, (ii) Rothschild S.A. will not produce and sell any Chilean wine, and the Company and Santa Emiliana will not produce and sell any French wine, without the other party's prior consent, and
(iii) Rothschild S.A. will not sell or purchase any wine or grapes in Chile, and the Company and Santa Emiliana will not sell or purchase any wine or grapes in France, without the other party's prior consent.

         In March 2000, the Company's Board of Directors approved the purchase of 49.6% of Industria Corchera S.A. ("Industria" or "Industria Corchera"), a cork manufacturer, and the Company completed the acquisition in November 2000. In connection with the acquisition, the Company and Amorim & Irmaos S.G.P.S. S.A. ("Amorim"), a Portuguese company that produces and distributes cork worldwide, entered into a shareholders' agreement providing for the transfer of shares and the administration of Industria Corchera. An English translation of the shareholders' agreement between the Company and Amorim is filed as Exhibit
4.2 to this Annual Report. The Company and Amorim jointly own 99.68% of the capital stock of Industria Corchera.

         In addition to producing and bottling wine under its own labels, the Company has a license from Santa Emiliana to use Santa Emiliana's brand name in Chile. The Company bottles and sells in Chile for its own account a portion of its varietal wine production under Santa Emiliana's labels. In addition, under a contract with Santa Emiliana, the Company also bottles for a fee, wine produced by Santa Emiliana which is sold by Santa Emiliana for its own account under Santa Emiliana's labels in export markets. The Company and Santa Emiliana have a number of directors in common, as well as a significant percentage of common share ownership. See Item 7 -- "Major Shareholders and Related Party Transactions -- Related Party Transactions."

Business Strategy

         After gaining increasing brand recognition for its products outside Chile, the Company continues to develop its domestic and export markets strategy by focusing on the sale of premium and varietal wines. Additionally, the Company will continue to promote its popular wine sales actively.

         In order to promote these strategies, the Company has:

         o continued investing in state-of-the-art technology and improved production methods, which enhance the quality of its premium and varietal wines;

         o introduced new products intended to expand its varietal and premium wine product lines;

         o        fortified existing distribution channels;

         o increased its own grape production on existing or purchased vineyards to lower the cost and improve the quality of its principal raw material; and

         o entered new markets, such as Europe and Asia, where the potential exists to sell higher margin products.

         The Company has invested approximately US$200 million in agriculture, infrastructure and other wine business investments since 1992. In 2002, the Company made approximately Ch$6,934 million (US$9.6 million) of capital investments, which included increasing its vinification and cellar capacity, planting new vineyards and buying new agriculture machinery, among others. The Company has established a capital expenditure budget of approximately Ch$14,700 million (approximately US$20.7 million) for 2003 to support expected future growth in sales, and the corresponding increase in demand for grapes and production capacity. Investments will be aimed, in part, at the construction of storage and vinification facilities for the production and bottling of all wines with an emphasis on premium and varietal wines. The Company expects to continue planting wine vines, and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile, as well as in Argentina.

         The Company believes that a key factor in its past success and in any future success is its ability to maintain competitive prices while improving the quality of its wines. In order to increase its market share in the domestic market, the Company has maintained price competitiveness with beer and wine from other producers, introduced new wines targeted at different consumer segments, and increased marketing and advertising support for its products. In export markets, the Company believes that it can continue to consistently offer high-quality wines at competitive prices in the premium, varietal and varietal blend segments and that such wines can successfully compete with the best European, Australian, South African and U.S. wines. See "Business Overview -- Domestic Marketing Strategies" and " -- Export Marketing Strategy."

Chilean Wine Industry Overview

         Wine Producing Regions - Chile. Chile is a country well-suited for growing fruit, including grapes. Geographically, Chile is a strip of land running north to south approximately 4,345 kilometers (2,650 miles) long but only 400 kilometers (244 miles) at its widest point. It is bordered by the Andes Mountains to the east and the Pacific Ocean to the west. The area located between the town of La Serena in the north and the Bio-Bio River in the south, generally known as the Central Zone, is where vinifera grapes are grown.

         The Central Zone stretches for approximately 500 kilometers (309 miles) and is located between 32(degree) and 38(degree) latitude south. This location coincides with the latitude band (30(degree) to 50(degree)) in which virtually all of the world's wine-producing areas are located. For instance, California's vineyards are located at approximately 34(degree) to 38(degree) latitude north and Australia's vineyards at 32(degree) to 40(degree) latitude south. France's vineyards are farther north between 40(degree) and 51(degree) latitude north.

         The Central Zone generally has mild winters, although there was a freeze in October 1991 which damaged a portion of the grape crop in 1992 and, to a lesser extent, in 1993. In 1996 and early 1997, Chile experienced drought conditions that lowered the overall yield of vinifera grapes harvested in 1997 within Chile, but added greatly to the quality of the grapes available for wine making. Following the 1997 harvest, Chile began to experience the effects of El Nino. El Nino brought plentiful rain and was responsible to a large degree for replenishing the water supplies within the Central Zone during the Chilean winter. In 1998, Chile suffered drought conditions similar to 1996, with similar effects to overall yield of vinifera grapes and quality of grapes. Water for the Central Zone's vineyards is supplied from natural wells and rivers that originate in the Andes Mountains. Climatic conditions for the 2003 harvest in Chile were exceptional, without rain during the maturing period. This allowed to harvest grapes in perfect maturity state and sanity.

         The Company owns or leases vineyards in five of the six principal wine-growing regions in Chile. These regions include, from north to south:
Casablanca, Maipo, Rapel, Curico and Maule. Most of these regions possess distinct weather and soil characteristics. However, they share the important characteristics of cool nights and hot days with daily temperature variations of 12(degree)C to 20(degree)C (54(degree)F to 68(degree)F) in the summer. This type of climatic condition is essential for the growing of "wine quality" grapes.
See "Business Overview -- Vineyards."

         Casablanca Valley. The Casablanca Valley is located 100 kilometers (62 miles) northwest of Santiago and has deep, sandy, permeable soils and a cool climate. The Company believes that this region represents an exceptional microzone to produce premium white wines, such as Chardonnay and Sauvignon Blanc, due to its climatic conditions, especially its heavy maritime influence and morning fog during Spring and Summer.

         Maipo Valley. The Maipo Valley, located just west of the Andes Mountains and south of Santiago, is renowned worldwide for the excellence of its red wines. The Maipo Valley has a Mediterranean-type climate, with a dry Summer and high daily temperature variations due to a climatic combination of oceanic and Andean influences. Its soils are alluvial and colluvial, organically poor and abundant in gravel. They are irrigated with glacial waters flowing from the Andes mountain range.

         Rapel Valley. The Rapel Valley is located 100 to 180 kilometers (62 to 112 miles) south of Santiago between the cities of Rancagua and San Fernando. It has a warm climate and deep, rich alluvial soils, irrigated by water from the Rapel and Cachapoal Rivers. This region's production is oriented towards red wines.

         Curico Valley. The Curico Valley is similar to the Rapel Valley in terms of its geographic features, soil and climatic conditions. It is located between the Rapel and Maule Valleys, and its main commercial center is the city of Curico.

         Maule Valley. The Maule Valley is located to the south of Curico Valley, 200 to 400 kilometers (124 to 248 miles) south of Santiago. This region has a warm climate, generous winter rains and organically rich soils. Wines produced from grapes grown in the Maule Valley typically have higher alcohol content.

         Non-irrigated areas in the Maule Valley are planted with a rustic grape called Pais, which is used to produce table wine for the popular wines segment of the domestic market.

         The Company believes that Chilean land suitable for grape cultivation is cheaper than comparable land in most of the other wine-producing areas of the world. Chilean vineyards take typically three to four years after planting to produce grapes that can be used for wine making. A vineyard can produce grapes suitable for vinification for up to 40 years or more. The annual growing season starts in September and lasts until March or April. Harvest occurs between March and April, depending on the location of the vineyard and the variety of the grape being grown.

         Wine Producing Regions - Argentina. The Company believes that the wine growing regions surrounding Mendoza, Argentina are capable of producing world class wines and will complement the export products currently being made in Chile.

         Maipu Valley. The Maipu Valley is located in the upper part of the Mendoza River, 18 kilometers (11 miles) to the southeast of the city of Mendoza. This region has a temperate, dry climate. Its soil is alluvial and sandy, somewhat organically poor but with very good drainage characteristics. Day and nighttime temperatures vary by approximately 14(0)C (57(degree)F), which favors the production of red wines.

         Tupungato Valley. The Tupungato Valley is located 90 kilometers (56 miles) southwest of Mendoza and rises to approximately 1,100 meters (3,600 feet) above sea level. Its soils are similar to those found in the Maipu Valley. Because of the altitude and proximity to the Andes, the Tupungato Valley has a cooler climate than the Maipu Valley, which makes this region oriented towards the production of white wines.

         Rivadavia Valley. The Rivadavia Valley is located 80 kilometers (49 miles) southeast of Mendoza, and is part of East Mendocino region. Its altitude is 660 meters above sea level in a zone of sandy soil with very good drainage characteristics. The average temperature is higher than in the Maipu and Tupungato valleys which, together with the availability of water from the Tunuyan River, allows for the optimal development of different varieties of grapes, the most important of which are the Malbec and Syrah varieties.

         Phylloxera. Phylloxera, a pest which attacks the roots of grapevines, has widely infested vineyards outside of Chile. The pest generally renders a vine unproductive within a few years following initial infestation. Although an infestation of phylloxera over time decreases the amount of fruit that a vine produces, it does not directly impair the quality of the fruit and poses no known human health hazards. Since no pesticide has been proven to be effective in stopping the spread of phylloxera, the only known solution is to replant infested vineyards with resistant root stock.

         As phylloxera has not been found in Chile to date, it is one of the few countries where pre-phylloxera Bordeaux cuttings are widely used. The Company still uses the original French root varieties, introduced from France approximately 120 years ago, which remain free of this pest. To protect itself from the possibility of phylloxera infestation, the Company carefully screens all cuttings before planting. Regulations imposed by the Chilean Agriculture Service require that all vegetation introduced into the country be isolated under observation for a period of two years. There can, however, be no assurance that the Company's and other Chilean producers' vineyards will remain free of phylloxera infestation. Infestation would have a material adverse effect on the Company and its production of grape crops.

         Wine Classifications. Wines are classified by Chilean wine producers as either sparkling wines or table (still) wines. Sparkling wines are wines which obtain effervescence through a second alcoholic fermentation process. With the exception of popular wines, Chilean table wines are generally classified according to (i) the variety or varieties of vinifera grape from which they are made, (ii) region of origin and (iii) vintage. Table wines are also classified as either premium, varietal, varietal blend or popular wines.

         Premium wines are wines made from selected grapes of a single variety and aged in barrels. These wines receive extra care throughout the production process and command higher prices. Varietal wines can be made either of a single variety of grape or of a selective blend of varieties of grapes (known as varietal blends). Popular wines are inexpensive wines which are not aged and are not made from a specific variety of grapes.

         In 1995, the Ministry of Agriculture implemented a decree to regulate wine bottle labeling, which included the use of grape varieties, vintage years and regional denominations of origin. The decree was drafted by a committee (which included representatives of the Company) designated by the Asociacion de Vinas de Chile A.G. (the "Exporters' Association"). The decree ordered that Chilean premium and varietal wines must contain at least 75% of the variety of grapes specified on the label. This decree should enhance the image of the Chilean wine industry. The Company has adopted most of the controls set forth in the decree and expects to benefit from the enhanced image of the Chilean wine industry.

Business Overview

         Vineyards

         In order to decrease its dependence on purchased grapes and wines and to gain greater control over the cost and quality of its principal raw material, the Company initiated a capital investment program in the beginning of the 1990s. The Company purchased vineyards in the Maule Valley to produce grapes for its varietal and varietal blend wines. The Company also purchased vineyards in the Casablanca Valley, the microclimate of which was discovered by a Company oenologist in the early 1980s. In the past years the Company has continued to acquire land in Chile and Argentina in order to maintain its own production of grapes in proportion to the growth in demand of its premium wines.

         As of December 31, 2002, the Company had approximately 4,359 arable hectares (approximately 10,767 acres) on sixteen owned and three leased vineyards, located in the Casablanca, Maipo, Rapel, Curico and Maule Valleys of the Central Zone in Chile and in three vineyards in the Maipu, Tupungato and Rivadavia Valleys in Argentina. This represents a threefold increase in the Company's wine producing land and greater geographic diversification from two primary regions to five regions since the Company launched its capital investment program in 1992. As of December 31, 2002, approximately 94% of the arable land owned or leased by the Company is planted with wine-producing grapes in various stages of maturity. Approximately 3,042 hectares (approximately 7,514 acres), or 74% of the Company's planted hectares, are planted primarily with five types of noble grapes: Cabernet Sauvignon, Merlot, Carmenere, Chardonnay and Sauvignon Blanc. In recent years, the Company has increased the planting of these five varieties of grapes in response to increasing consumer demand in the United States, Europe and Asia for premium and varietal wines. The Company believes that with the plantings of these noble grape varieties, it should be able to respond to the shift in consumer demand for premium and varietal wines made from these varieties of grapes. There can be no assurance, however, that consumer demand for these wines will increase in absolute terms or that consumption of wines produced by the Company from these varieties of grapes, as opposed to those produced by its competitors, will increase. In addition, there can be no assurance that competitors of the Company, either singly or in the aggregate, will not be in a better position to take advantage of changing consumer demand patterns for premium and varietal wines, by reason of planted acreage or otherwise.

         The Company's remaining land under cultivation is planted mainly with Pinot Blanc, Pinot Gris, Pinot Noir, Malbec, Syrah, Chenin Blanc, Riesling, Gewurztraminer, Viognier, Sangiovese and Zinfandel grapes.

         The Company expects that the vines planted in 1999 will be in full production in 2003 and that vines planted in 2000 will be in full production in 2004.

The table below shows the Company's currently-producing and newly-planted vineyards:


                                       New        Plantings          Currently                           Total
Vineyards                   Plantings 2002      1999 - 2001       Producing(1)           Fallow          Arable
---------                   --------------      -----------       ------------           ------          ------
                                                                 (in hectares)
Owned  - Chile & Argentina:
Chile
Casablanca Valley:
   Triangulo....................     25.37                -             119.52              -            144.89

Maipo Valley:
   Pirque.......................         -                -             124.07              -            124.07
   Santa Isabel ................     16.84             3.25             115.99              -            136.08
   Puente Alto..................         -                -             162.72              -            162.72
   Mariscal.....................     20.97            25.28                  -           6.61             52.86

Rapel Valley:
    Vina Cono Sur (Chimbarongo).     12.90            25.08             263.74           6.57            308.29
    Cachapoal-Peumo(2)..........     19.20            44.44             439.99          21.98            525.61
    Rucahue.....................         -            12.28             129.60              -            141.88
    Palo Santo                           -                -                  -         195.89            195.89

Curico Valley:
    Rauco.......................         -            24.25             177.64              -            201.89

    San Manuel..................         -                -             130.28              -            130.28
    San Ignacio.................         -            15.20              78.08           1.50             94.78


Maule Valley:
    Lourdes.....................         -            94.90             896.04           6.08            997.02
    Quebrada de Agua............         -            17.63             133.31              -            150.94
    Villa Alegre................         -            26.90              82.26                           109.16
    Mariposas...................     39.68            80.08                  -          17.48            137.24

Argentina
    Mendoza.....................         -           124.50             282.64              -            407.14

     Total owned................    134.96           493.79           3,135.88         256.11          4,020.74
                                    ------           ------           --------         ------          --------
Leased - Chile:
     Casablanca Valley:.........
     Lo Ovalle(3)...............         -            39.33              54.40              -             93.73
     Los Perales(3).............         -            75.65              50.14              -            125.79
                                    ------           ------           --------         ------           -------

    Maipo Valley:
     Protectora(4)..............         -                -             119.10              -            119.10

     Total leased...............         -           114.98             223.64              -            338.62
                                    ------           ------           --------         ------           -------

     Total......................    134.96           608.77           3,359.52         256.11          4,359.36
                                    ======           ======           ========         ======          ========

---------------------------
(1) The Company's current producing vineyards have an average age of approximately 11 years.
(2) This vineyard does not include 113.94 hectares of fruit trees planted on the Company's Cachapoal-Peumo vineyards. This land can be returned to grape production. The vineyard also does not include 43 hectares held through Vina Almaviva.
(3) In 1998, the Company leased these vineyards in the Casablanca Valley (93.73 and 125.79 arable hectares) with leases expiring in 2023 and 2028, respectively.
(4) The Company leased this vineyard with 119.10 arable hectares in 1993 from Sociedad Protectora de la Infancia ("Protectora"), an unaffiliated, non-profit institution. The lease of the land expires in 2013; however, the lease is cancelable by Protectora beginning in 2004, with one year's notice and payment of a penalty.

         The Company's premium red wines are primarily made from Cabernet Sauvignon, Merlot and Carmenere grapes grown in the Maipo, Rapel and Maule Valleys. Its premium white wines are made from Chardonnay and Sauvignon Blanc grapes from the Maipo and Casablanca Valleys. The Company's red varietals are made from Cabernet Sauvignon, Merlot and Pinot Noir grapes, most of which are grown in the Maipo, Rapel and Maule Valleys, and its white varietals are made from Chardonnay and Sauvignon Blanc grapes grown in the Rapel, Casablanca and Maule Valleys. The red varietal blends are primarily made from a combination of Cabernet Sauvignon and Merlot grapes from the Rapel, Curico and Maule Valleys. The white varietal blends are mostly made from a combination of Chardonnay, Sauvignon Blanc and Semillon grapes grown in the Central Zone. The Company adjusts its plantings of different types of grapes to respond to changes in consumer preferences in Chile and export markets.

         The Company believes that the diverse microclimates and soils of the areas in which its vineyards are located, as well as the trellis systems used in its vineyards, allow it to grow a wide variety of grapes and thereby offer a broad range of wines. In addition, the Company believes that this diversity allows it to diminish the agricultural risks inherent in its operations.

         Although Chilean Winters are relatively mild, Chilean vineyards have suffered frost damage, however the last severe frost occurred in October 1991. Generally, September and October are the most likely periods for frost damage, especially in areas closest to the Andes Mountains. The Company protects its grapes against risk from frost through various preventive techniques, including antifreezing agents, heaters and, under certain conditions, the use of helicopters (and/or stationary propellers) to raise the temperature of the air by hovering over vineyards. The Company has also taken steps to protect soil erosion and other ecological damage by using special irrigation methods. As of December 31, 2002, the Company had an installed irrigation capacity of 3,654 hectares (9,024 acres), divided between drip irrigation (3,539 hectares (8,741 acres)) and "California" irrigation (115 hectares (284 acres)).

         The Company experiments with different methods of growing and harvesting designed to increase productivity and quality while decreasing costs. For example, the Company imported the first two grape harvesting machines ever used in Chile in 1993, in order to harvest grapes at the optimum moment, whether day or night, to ensure the highest quality of the grapes as well as to decrease costs. The Company's new vineyards and cellars have been designed to accommodate mechanical harvesting procedures. At December 31, 2002, the Company had 15 grape harvesting machines. The Company believes that the introduction of additional state-of-the-art technology and machinery will reduce expected increases in personnel costs.

         Wine Production Methods

         Wine production methods vary by type and quality of wine. The Company uses the following production methods (certain wine industry terms used in the following discussion are defined in "Certain Defined Terms -- Glossary of Special Terms"):

         Premium Reds. Select Cabernet Sauvignon and Merlot grapes from the Company's Santa Isabel, Pirque, Peumo, Chimbarongo and Puente Alto vineyards are processed in the Company's Puente Alto plant. As part of its capital expenditure program, the Company has installed the most advanced stainless steel fermentation tanks available that incorporate refrigeration and heating systems. Grapes and their skins are crushed, separated from their stems, and the must is fermented with the skins and pulp in stainless steel tanks at temperatures of 28(degree)C to 30(degree)C (82(degree)F to 86(degree)F), to obtain color and develop body. The resulting wine is left in contact with the must for longer periods in the case of premium red wines than for red varietal or varietal blend wines. Contact with the skin and solids (the maceration process) give the wine body, color and complexity. After separation and pressing of the solids to extract additional must, the wine is subjected to a malolactic fermentation process. The malolactic fermentation uses either artificially introduced or normally present bacteria to transform the wine from a lower Ph malic acidity product to a higher Ph lactic acidity product, producing a smoother and more biologically stable wine with enhanced aroma and bouquet. The wines are then aged in French and American oak barrels for a period of eight to eighteen months, depending on wine type, brand and kind of barrel, in order to obtain additional body and complexity. Once bottled, the wine is aged further in the Company's wine cellars at Pirque for two to twelve months, depending on the brand.

         Premium Whites. Grapes selected from the noblest varieties, such as Chardonnay and Sauvignon Blanc, from the Company's Santa Isabel, Puente Alto and Casablanca vineyards are directly introduced into pneumatic presses in order to extract clean juice. Unlike red wines, white wines are generally fermented without their skins or seeds. This juice is then fermented in French and American oak barrels or temperature-controlled stainless steel tanks, depending on variety, vineyard and brand, and in the presence of yeast to convert the sugar to alcohol.

Lower temperatures between 12(degree)C and 18(degree)C (53(degree)F and 64(degree)F) are considered optimal for quality during this process. The resulting wine is aged on the lees in the same containers as used in fermentation for at least six to eight months in order to obtain body and complexity. Once bottled, premium white wines are aged from two to twelve months in the Company's wine cellars.

         Late Harvest is a sweet, aromatic dessert wine made from Sauvignon Blanc grapes which have been left on the vine to over-ripen during periods of plentiful rain and high temperatures, resulting in a high concentration of sugar and a reduction in acidity. The vinification process for Late Harvest is similar to that for the Company's other premium white wines.

         Red Varietals and Varietal Blends. The production process for red varietal and varietal blend wines is similar to that of premium red wines and involves grapes from the Company's Cachapoal-Peumo, Rucahue, Chimbarongo and Lourdes vineyards. These wines are macerated for a shorter period of time and are stored in Chilean wood casks, stainless steel tanks and non-reactive epoxy-lined cement tanks until bottling. Unlike aging in oak barrels, these storage techniques do not add body or complexity to the wine. Bottling normally begins approximately six months later.

         White Varietals and Varietal Blends. Grapes from the Company's Cachapoal-Peumo, Rauco, San Ignacio-Lontue and Casablanca vineyards are crushed and separated from their stems before they are pressed to extract the grape juice. The juice is then fermented in temperature-controlled stainless steel tanks or epoxy-lined cement vessels. The wines are stored in these inert containers for three months before bottling.

         Sparkling Wine. Sparkling wines are the product of a second alcoholic fermentation of wine with yeasts in pressurized tanks for a period from two to eight months, depending on the type of sparkling wine. This second fermentation allows for the retention of the characteristic effervescence. The Company produces four types of sparkling wine in its Pirque plant. The finest of the four, Brut Royal, is made from Chardonnay, Pinot Noir and Riesling wines fermented first in the Puente Alto plant. The Company's most popular seller in Chile, Demi-Sec, is made with Company-grown Chenin Blanc grapes and is produced in the Cachapoal-Peumo plant. Finally, Moscato is made from Moscatel and Torontel wines produced in San Ignacio-Lontue.

         Popular Wine. The Company produced approximately 100% of its popular wine from grapes and bulk wine purchased from independent growers. These grapes are vinified at four locations using a process similar to that used for varietal wines. Popular wines are not aged; instead, they are bottled or packaged promptly.

         Bulk Wine. Almost all the bulk wine sold by the Company is purchased from outside suppliers.

         Sources of Grapes and Purchased Wine

         Grapes are the main raw material in the wine making process. In 2002 and 2001, approximately 65% and 60%, respectively, of the grapes used in the production of premium, varietal, varietal blend and sparkling wines were purchased from third parties. In addition, the Company purchased grapes and bulk wine required to produce approximately 100% of its popular wines.

         Prevailing prices for grapes at harvest time reflect market conditions. During 1998 and 1999 there was excess demand for grapes, which increased their price. Conversely, the 2000 harvest in Chile marked a record production. This increase in production changed the prevailing market conditions and the price of grapes decreased accordingly. During 2001 and 2002 the declining trend in grape prices continued.

         Company Vineyards. In 2002, approximately 60% of the Company's production of premium wines and around 30% of its production of varietal, varietal blend and sparkling wines was from grapes grown on the Company's sixteen owned and three leased vineyards in Chile. The Company believes that production of its own grapes offers it greater control over costs and quality and improves reliability of supply. To that end, the Company continues to expand its grape production. The Company's policy is that, to the extent possible, only grapes grown in the Company's own vineyards are to be used to produce the Company's premium wines.

         Outside Suppliers. In order to satisfy its need for grapes for the production of premium, varietal, varietal blend and sparkling wine not otherwise met by its own vineyards, as well as its requirements for grapes and bulk wine for 100% of its popular wines, the Company buys grapes from approximately 550 independent growers in Chile. The identity of such growers, as well as the amounts purchased from them, does not change significantly from year to year, and most of these growers have been selling to the Company for many years.

The main criteria used to select independent growers are geographic location, the variety of grapes grown and the grower's farming methods. The Company also purchases small quantities of grapes from entities in which several of its directors, executive officers or members of their families have an interest. See
Item 7 -- "Major Shareholders and Related Party Transactions -- Related Party Transactions."

         In accordance with Chilean wine industry practice, most of the Company's agreements with growers only cover one year's production and are renewed from year to year. This renewal is not compulsory and depends on the Company's demand and seasonal market prices. In order to minimize the risk of crop loss, the agreements are entered into between January and March each year, after the grapes have begun to mature and the size of the crop can be more accurately estimated. Delivery schedules are agreed upon according to the degree of ripeness of each grape variety. The management of these outside vineyards is directed by the Company's own technical personnel, and the Company establishes standards regarding the use of pesticides, cultivation, harvest date, transportation system, sugar, acidity and Ph concentration. Selection of the grapes and approval of their quality is carried out by the Company's technical department. The price of the grapes is proportional to the estimated alcohol content over 12% in the resulting wine. Payment for grapes obtained from independent growers is made in ten interest-free installments throughout the year. In 2002, the Company had long-term contracts with up to approximately 8% of its growers, primarily in the Maipo and Casablanca Valleys.

         Bulk Wine Purchases. The Company purchases wine in bulk from a number of outside suppliers, for the wine used in the production of the Company's popular wines in 2002. The Company's technical department approves such wine purchases. Payments are traditionally made in ten interest-free monthly installments.

         Vinification

         The Company seeks to use the latest technology in all areas of vinification while maintaining the wine-making traditions of its founders. The Company has six vinification plants which convert grapes into premium, varietal and varietal blend wines. The location of these plants, their capacity to vinify red and white grapes and actual production in 2002 are shown below.


                                                      2002 Standard Capacity(1)             2002 Production
                                                      -------------------------        ------------------------


Plant                                               Red Grapes   White Grapes        Red Grapes      White Grapes
-----                                               ----------   ------------        ----------      ------------
                                                                       (in millions of kilograms)
Puente Alto....................................            7.0            4.3               7.1               4.1
Cachapoal-Peumo................................            8.0            2.5               8.0               2.5
Chimbarongo....................................           28.0            0.0              28.9               0.0
Lontue.........................................            4.0           15.0               3.9              14.1
Lourdes........................................           11.0            0.5              11.1               0.4
San Javier.....................................           14.0            4.0              11.9               3.6
                                                          ----           ----              ----              ----
     Total.....................................           72.0           26.3              70.9              24.7
                                                          ====           ====              ====              ====

---------------------------
(1) Standard Capacity is calculated for a standard crush based on a one month length for red grapes and a one month length for white grapes.


         In addition, the Company's facilities at Pirque have the capacity to produce 1.3 million bottles or 1.0 million liters of wine per year into sparkling wine.

         The Company uses a combination of Chilean wood casks, epoxy-lined cement tanks, stainless steel tanks and French and American oak barrels to ferment and store its wine. As of December 31, 2002, the Company's total storage and fermentation capacity was approximately 168.6 million liters.

         The following table shows the Company's approximate fermentation and storage capacity by type of container for the years indicated:


                                                                                       December 31,
                                                                         ----------------------------------------
Type of Container                                                          2000             2001            2002
                                                                         ---------     ----------      ----------
                                                                                 (in thousands of liters)
Epoxy-lined cement tanks......................................             114,314        114,641         114,596
Steel tanks...................................................              39,764         42,269          49,281
French and American oak barrels...............................               3,718          4,165           4,373
Chilean wood casks............................................               1,269            504             343
                                                                         ---------     ----------      ----------
     Total....................................................             159,065        161,579         168,593

         Since 1987, the Company has been acquiring American and French oak barrels for use in the production of all its premium wines, except Late Harvest. Although the use of oak barrels increases the Company's production costs, the Company believes that it enhances the quality of its premium wines. Oak barrels can be purchased in several sizes and are treated prior to delivery in accordance with the Company's needs. Oak barrels can be used for two years to produce the highest quality premium wines, such as Don Melchor, and can be used for another four years to produce other wines. As of December 31, 2002, the Company had more than 19,900 French and American oak barrels.

         French oak barrels are used to make the Company's premium Don Melchor, Amelia, Terrunyo, Marques de Casa Concha and Trio brand wines, and American oak barrels are used for its premium Casillero del Diablo brand wine. French oak barrels are approximately three times as expensive as American oak barrels, due in part to the fact that the wood used for these barrels is split and not cut with a saw, which in turn reduces the amount of wood available per tree to construct barrels. The Company believes that the higher quality of the wine produced by French oak barrels justifies the higher cost.

         For the production of varietal and varietal blend wines, the Company is gradually replacing its older Chilean wood casks with more modern epoxy-lined tanks and stainless steel tanks. Stainless steel tanks are the least likely to expose the wine to contamination. In 2002, the Company increased existing stainless steel storage capacity by 7 million liters. Most of the Company's stainless steel tanks are fitted with cooling systems to prevent wine from deteriorating at higher temperatures. A number of the Company's stainless steel tanks that are used in the fermentation process are also equipped with heating systems to regulate the fermentation process better.

         Bottling

         After vinification and, in the case of premium wines, aging, wine is ready to be bottled. The Company has bottling plants in Pirque and Lontue. The Pirque bottling plant, located 28 kilometers from Santiago, is the Company's principal bottling plant, and all of the Company's premium, varietal, varietal blend and sparkling wines are bottled there. The plant has four bottling lines accommodating bottles of 1,500 ml, 1 liter, 750 ml, 375 ml and 187 ml capacities. The facility in Pirque is equipped with the most advanced bottling and labeling equipment available, and has an installed capacity of 9.9 million liters per month when operating three eight hour shifts per day, six days a week.

         The Company's bottling plant in Lontue, located 200 kilometers from Santiago, bottles wine in five liter glass jugs and in .5 liter, 1 liter, 1.5 liter and 2.0 liter Tetra Brik packages which are made of several layers of paper, aluminum and polyethylene. Similar packages are used worldwide for juice, milk, wine and other products. The Tetra Brik packaging line is completely automated. The Company has a license from Tetra Pak Chile to utilize the Tetra Brik technology and purchases pre-printed unassembled packages from Tetra Pak Chile. The Lontue plant's Tetra Pak packaging machines have an installed capacity of 13.0 million liters a month based on three shifts operating eight hours a day, six days a week.

         The Company has a quality control department which controls the raw materials used in each bottling plant and tracks the product up to the point of sale through a system of computer coding for each bottle and case produced. The Company also uses electronic monitoring equipment to ensure that bottles are filled to the correct level.

         All of the Company's premium and export wines are bottled in new bottles. To reduce pollution and costs, the Company uses recycled bottles for almost all of its remaining bottled domestic wines. Cristalerias, a principal shareholder of one of the Company's main competitors, Santa Rita, supplies almost all of the Company's bottles. The Company obtains the remainder of its bottles from other Chilean and Argentine manufacturers. Corks for most wines are produced in Spain and Portugal but are finished by Chilean firms. The Company owns 49.84% of the principal cork supplier, Industria Corchera. See Item 7 -- "Major Shareholders and Related Party Transactions -- Related Party Transactions." The Company imports champagne corks from Germany. Labels are produced in Chile, the United States and Canada. Chilean companies supply cases and capsules (the tin, plastic or aluminum covering for the neck of a wine bottle).

         In most cases, the Company does not have contracts with its suppliers. The Company believes that, except for bottles and Tetra Brik packages, alternative sources of supply are readily available. The Company believes that it could find alternate suppliers for bottles and Tetra Brik packages, but it could be adversely and materially affected in the short-term. New bottles and preprinted, unassembled Tetra Brik packages are priced in U.S. dollars. Changes in the Chilean peso to U.S. dollar exchange rate could increase the cost of components and have a material adverse effect on the Company.

         Storage. The Pirque bottling plant has a wine cellar with storage capacity of 2.5 million bottles for aging plus a warehouse for finished wine with a capacity of 178,000 cases (1.6 million liters).

         Domestic Distribution. The Company has its own direct distribution capacity through its wholly-owned subsidiary, Comercial Peumo. Comercial Peumo has a network of sixteen regional offices to service the entire Chilean national territory. Its sales force is made up of 106 salespeople, fourteen area managers, six supervisors, and seven sales managers. Comercial Peumo also employs a specialized work force of sixty people for its merchandising operations.

         Comercial Peumo serves approximately 14,000 customers throughout Chile, making it the largest wine-oriented distribution company in Chile. The largest single customer accounted for 10% of the Company's domestic sales in 2002. No other customer represented more than 10% of the Company's domestic sales.

         A wholly-owned subsidiary, Transportes Viconto, transports bulk wine products between the Company's cellars, production and bottling facilities, and delivers wine products to container ships located in Chilean ports. Transportes Viconto relies on a twenty-one truck fleet, with a complement of trailers and tanks that has a total haulage capacity of 640 tons. This fleet also transports finished products to Comercial Peumo's sixteen regional offices throughout Chile. Comercial Peumo subcontracts third party transportation services to distribute its products from its regional offices to its commercial clients.

         Company Sales - Chilean Markets

         Domestic Sales. The Company's domestic sales in liters, excluding sales of bulk wine, in 2000, 2001 and 2002 were approximately 53.2 million liters,
54.5 million liters and 59.6 million liters, respectively, resulting in gross revenues of Ch$34,307 million, Ch$31,356 million and Ch$29,974 million, respectively.

         The Company's bulk wine sales fluctuate from year to year because the Company sells bulk wine in the domestic market to reduce excess inventories. In 2002, sales of bulk wine represented 0.7% of total wine sales in the domestic market. The Company expects to concentrate future sales efforts on bottled wines, which in turn should reduce the volume of bulk wine sales.

         The Company is the largest wine producer in Chile and according to A.C. Nielsen, in 2002, the Company had the largest share of the domestic market with a 23% share in terms of volume and a 21% share in value. The Company competes in all segments of the branded Chilean market and seeks to keep prices competitive to make its products attractive to consumers. Its variety of brands allows it to target different market segments, from its upscale premium Don Melchor to its popular wine lines, while maintaining a competitive price/quality relationship across the range.

         In 2002, approximately 29% of the Company's sales were to mini-market and convenience stores, 44% to supermarkets, 22% to large clients or distributors, 3% to restaurants and 2% were direct sales (final consumers which include internet sales). Tetra Brik packages have proven to be especially popular in supermarkets and convenience stores.

         The following tables show the Company's total domestic sales in constant Chilean pesos and liters by market segment, for each of the calendar years indicated:

                                                   Domestic Wine Sales

                         1998                1999                  2000              2001                2002
                 ------------------   ------------------   -----------------  -----------------   -----------------
                 Mill. Ch$     %      Mill. Ch$     %      Mill. Ch$     %    Mill. Ch$    %      Mill. Ch$    %
                 ---------   ------   ---------   ------   ---------   -----  --------   ------   ---------  ------
                                     (in million of constant Chilean pesos as of December 31, 2002)
Premium........     2,887      8.4%      3,370     9.4%       3,340     9.6%    3,151    10.0%       3,104    10.3%
Varietal.......     4,298     12.5%      3,963    11.1%       4,874    14.1%    4,907    15.5%       3,703    12.3%
Varietal Blend.       155      0.5%        108     0.3%         151     0.4%      182     0.6%          66     0.2%
Popular........    25,848     75.5%     27,625    77.0%      25,380    73.2%   22,618    71.1%      22,623    74.9%
Sparkling......       553      1.6%        785     2.2%         562     1.6%      498     1.6%         477     1.6%
                   ------    ------     ------   ------      ------   ------   ------   ------      ------   ------
    Subtotal...    33,741     98.5%     35,852   100.0%      34,307    98.9%   31,356    99.4%      29,974    99.3%
Bulk...........       511      1.5%          -        -         368     1.1%      205     0.6%         215     0.7%
                   ------    ------     ------   ------      ------   ------   ------   ------      ------   ------
     Total.....    34,252    100.0%     35,852   100.0%      34,675   100.0%   31,561   100.0%      30,189   100.0%
                   ======    ======     ======   ======      ======   ======   ======   ======      ======   ======

                          1998                1999                  2000                 2001                 2002
                   ---------------      ---------------      -----------------    -----------------    -----------------
                   Liters      %        Liters      %        Liters        %      Liters        %      Liters         %
                   ------     ----      ------     ----      ------       ----    ------       ----    ------       ----
                                                           (in thousands of liters)
Premium........       909     1.8%       1,030     2.0%       1,102        2.0%    1,020        1.9%     938        1.6%
Varietal.......     3,250     6.3%       3,100     5.9%       3,550        6.6%    4,073        7.5%   3,086        5.2%
Varietal Blend.       186     0.4%         112     0.2%         139        0.3%      190        0.3%      94        0.2%
Popular........    46,268    89.3%      47,905    91.0%      48,030       88.7%   48,777       89.3%  55,051       91.9%
Sparkling......       429     0.8%         483     0.9%         403        0.7%      396        0.7%     393        0.7%
                   ------   ------      ------   ------      ------      ------   ------      ------  ------      ------

     Subtotal..    51,042    98.5%      52,630   100.0%      53,224       98.3%   54,456       99.7%  59,561       99.4%
Bulk...........       778     1.5%           -        -         895        1.7%      183        0.3%     353        0.6%
                   ------   ------      ------   ------      ------      ------   ------      ------  ------      ------
     Total.....    51,820   100.0%      52,630   100.0%      54,119      100.0%   54,639      100.0%  59,914      100.0%
                   ======   ======      ======   ======      ======      ======   ======      ======  ======      ======

         The Chilean wine market can be divided into segments based on the price of a 750 ml bottle. The Company targets the following market segments: popular wines with prices ranging from Ch$300-670, varietal blend wines with prices ranging from Ch$671-1,190, varietal wines with prices ranging from Ch$1,191-2,499, premium wines with prices ranging from Ch$2,500-7,990, and ultra premium with prices over Ch$8,000.

         Local Brands and Prices. The table below lists the Company's major brands by segments of the Chilean wine market and approximate retail prices for each brand per 750 ml bottle as of December 31, 2002. Prices do not vary by type of wine within brand category.


Segment                                        Brand                                 Approximate Retail Price
-------                                        -----                                 ------------------------
                                                                               (in December 31, 2002 Chilean pesos)
Ultra Premium................................. Don Melchor                                    30,000
                                               Terrunyo                                       13,000
                                               Amelia                                         15,000
Premium....................................... Marques.de.Casa.Concha                          5,500
                                               Trio                                            4,000
                                               Casillero del Diablo                            3,000
                                               Late Harvest(1)                                 2,500
Sparkling..................................... Subercaseaux                                    1,700
Varietal...................................... Sunrise                                         1,700
                                               Santa Emiliana(2)                               1,290
Popular(3).................................... Exportacion                                       990
                                               Clos de Pirque                                    890
                                               Tocornal                                          720
                                               San Jose                                          500
                                               Fressco                                           750

------------------------

(1) Late Harvest is a Sauvignon Blanc dessert wine which is only sold in 375 ml bottles at a price of Ch$2,500 per bottle.
(2) The Company has a license from Santa Emiliana to bottle and distribute the Company's wine domestically under Santa Emiliana's labels.
(3) Popular wine prices are per 1,000 ml., except Exportacion which is priced per 1,500 ml.

         Local Competition. The Company competes with a number of other Chilean wineries. The Company's competitors in the premium segment are large and medium-sized Chilean wineries, mainly Santa Rita, Vina San Pedro S.A. ("San Pedro"), Bodegas y Vinedos Santa Carolina S.A., Vina Undurraga S.A., Vina Errazuriz S.A., Cousino Macul S.A. and Vina Tarapaca S.A. The Company also competes, to a much lesser extent, with small Chilean wineries whose production and sales of premium wines are aimed primarily at export markets. In late 1994, Compania Cervecerias Unidas S.A. ("CCU"), the largest brewery in Chile, acquired approximately 48% of San Pedro. Presently, CCU controls 60.32% of the shares in San Pedro.

         Sales in the popular wine segment are concentrated in wines packaged in Tetra Brik packages. In 2002, Tetra Brik sales represented approximately 58% of all Chilean sales by volume in the popular wine segment. The Company believes that non-Chilean wineries have negligible sales in Chile because they find it difficult to match the price-value relationship offered by Chilean wineries, especially in the popular wine segment.

         Popular wines produced in Chile, including those of the Company, also compete with other beverages such as beer, pisco and soft drinks. In 2002, the ratio of popular wine prices to beer prices increased from 1.94 in December 2001 to 1.96 in December 2002. In the face of increased competition by other beverages and in order to continue gaining market share, the Company has intensified its marketing efforts in the popular wine segment. See "Business Overview -- Domestic Marketing Strategies."

         The following table shows the relationship between popular wine and beer prices and the Company's sales for the years indicated:

                                  Relationship Between Popular Wine and Beer Prices
                                                               1998        1999        2000        2001        2002
                                                               ----        ----        ----        ----        ----
Popular wine prices(1 liter)..............................    1,037       1,112       1,073         989         992
Beer prices...............................................     n.a.         474         488         509         507
Ratio of popular wine prices to beer prices...............     n.a.        2.35        2.20        1.94        1.96
Company's volume sales in millions of liters..............     51.0        52.6        53.2        54.5        59.6
Percentage change from the previous year..................    23.1%        3.1%        1.1%        2.3%        9.4%

-------------------------------
Source: National Institute of Statistics, Consumer price index, except for the Company's volume sales and percentage changes, which are the Company's figures.

         Domestic Marketing Strategy

         The Company is seeking to increase its market share in all segments of the Chilean wine market, especially in the premium and varietal wine segment. The Company believes it is well positioned within this market due to its portfolio of brands which it believes successfully competes with other wine producers in all segments of the domestic market.

         In terms of distribution, the strategy of the Company is to be present in all relevant channels for wine sales in Chile, with special focus in supermarkets and the retail channel. Accordingly, the retail sector of the Company has been strengthened both in commercial and marketing terms.

         Regarding the portfolio of products, the Company is permanently developing new formats and updating the presentation of its products. Advertising methods and marketing strategies differ depending on whether the targeted segment is comprised of potential consumers of the Company's premium, varietal, varietal blend, or popular wines. During 2002, the greatest efforts in advertising have been focused on strengthening the Clos de Pirque, Tocornal and Casillero del Diablo brands in the market through mass media campaigns in television and in the press.


         Company Sales - Export Markets

         According to the Exporters' Association, exports of Chilean wine increased from approximately 74.3 million liters in 1992 to 348.6 million liters in 2002, or approximately 16.7% per annum.

         Export Sales and Competition. The Company is the largest exporter of Chilean wines on both a volume and US$ value basis with market share in 2002 of 16.2% and 19.1% (including bulk) respectively, according to the Exporters' Association. The Company's bottled wine market share by volume and US$ value was 24.9% and 20.6%, respectively, in 2002. The Company's closest Chilean competitor in the bottled export segment, in terms of volume and US$ value, reported the equivalent of 60.6% and 57.5% of the Company's sales, respectively.

         The following table sets forth the Company's export market share among Chilean wine producers, as a percentage of both volume and US$ value for the years 1999 to 2002:

                                                            Export Market Share
                                         Total Wine                                    Bottled Wine
                               -------------------------------                -------------------------------
                               Volume                US$ Value                Volume                US$ Value
                               ------                ---------                ------                ---------
         1999                   16.7%                  16.9%                   23.1%                  19.5%
         2000                   18.7%                  18.8%                   25.6%                  21.1%
         2001                   16.1%                  17.5%                   23.4%                  19.1%
         2002                   16.2%                  19.1%                   24.9%                  20.6%

         Company sales in the export market are distributed among the premium, varietal, varietal blend, sparkling and popular wine segments. The Company also sells bulk wine abroad. The Company's exports sales in volume, excluding bulk sales, in 2000, 2001 and 2002 totaled 47.3 million liters, 49.2 million liters and 56.8 million liters, respectively, resulting in revenues of US$103.3 million, US$103.9 million and US$115.3 million in 2000, 2001 and 2002, respectively.

         The following table sets forth the Company's export sales by volume and US$ value since 1998 for each market segment. It shows that the Company's premium wine export sales by volume and value from 1998 to 2002 increased 25.4% and 20.4% respectively, and its varietal and varietal blend export sales increased 21.5% and 12.9% respectively, for the same period.

                                                          Export Sales by Market Segment

                                1998               1999               2000               2001                2002
                         ----------------   ---------------    ---------------    ----------------   -----------------
                         Liters     US$     Liters    US$      Liters     US$     Liters      US$    Liters       US$
                         ------    ------   ------   ------    -------   -----    ------    ------   ------     ------
                                                (in thousands of liters and thousands of U.S. dollars)
Premium.............      6,455    23,884    7,047   25,756     7,204    27,315    7,167    26,470    8,093     28,751
Varietal............     13,082    31,524   10,931   26,482    11,923    28,714   11,631    27,820   14,312     32,494
Varietal Blend......     25,316    43,040   22,788   37,383    26,411    44,542   28,365    47,041   32,340     51,690
Sparkling...........        516     1,311      675    1,682       599     1,574      466     1,162      324        845
Popular.............                                            1,145      1,170   1,541     1,459    1,756      1,520
                         ------   -------   ------   ------    ------   -------   ------   -------   ------  ---------
  Total bottled wine     45,370    99,760   41,441   91,304    47,283   103,315   49,170   103,952   56,824    115,300
Bulk................        609       723      174      212       641       554    1,657     1,166    2,103      1,239
                         ------   -------   ------   ------    ------   -------   ------   -------   ------  ---------
  Total.............     45,979   100,483   41,615   91,516    47,924   103,869   50,827   105,119   58,927    116,539
                         ======   =======   ======   ======    ======   =======   ======   =======   ======  =========

Exports include sales to the Company's subsidiaries abroad.


                           Percentage of Export Sales by Volume to Regional Export Markets
                                             (excluding bulk wine sales)
Market                                                   1998          1999         2000         2001          2002
                                                        ------        ------       ------       ------        ------
United States....................................        35.4%         35.3%        34.6%        34.5%         32.0%
South America....................................         9.6%         12.5%        13.3%         9.3%          8.1%
Canada...........................................         5.1%          5.9%         5.4%         5.7%          5.0%
Europe...........................................        19.9%         32.4%        29.5%        32.9%         40.7%
Central America, Mexico and the Caribbean........         7.9%         10.1%        11.5%        10.5%          9.3%
Asia.............................................        21.5%          3.5%         5.3%         6.8%          4.5%
Other............................................         0.6%          0.3%         0.4%         0.3%          0.3%
                                                        ------        ------       ------       ------        ------
   Total.........................................       100.0%        100.0%       100.0%       100.0%        100.0%
                                                        ======        ======       ======       ======        ======

         Principal Export Markets. As of December 31, 2002, the Company's principal regional export markets by US$ value were Europe, the United States, Central America, South America, Asia and Canada. Each market is unique, and there are differences within markets due to variations in local regulations. The types of wine supplied by the Company vary by region and are shown in the following table:

                                      2002 Export Sales by Market Segment and Region

                            Europe                U.S.            South America       Central America
                      -----------------    -----------------    -----------------    ------------------
                      Th. US$      %       Th. US$      %       Th. US$      %       Th. US$      %
                      -------   -------    -------   -------    -------   -------    -------    -------
Premium ...........    13,908      26.5%     4,667      15.2%     3,263      36.7%     3,714      31.8%
Varietal ..........    23,077      43.9%     1,121       3.7%     1,573      17.7%     1,841      15.8%
Varietal Blend ....    14,308      27.2%    24,876      81.1%     2,887      32.5%     4,926      42.2%
Sparkling .........         5       0.0%         -         -        340       3.8%       495       4.2%
Popular ...........         -         -          -         -        826       9.3%       695       6.0%
                      -------   -------    -------   -------    -------   -------    -------   -------
  Subtotal ........    51,298      97.6%    30,664     100.0%     8,888     100.0%    11,671     100.0%
Bulk ..............     1,239       2.4%         -         0          -         -          -         -
  Total ...........    52,537     100.0%    30,664     100.0%     8,888     100.0%    11,671     100.0%
                      =======   =======    =======   =======    =======   =======    =======   =======
  % of Total Exports               45.1%                26.3%                 7.6%                10.0%
                                =======              =======              =======              =======


                            Asia                Canada                Other          Total Export Sales
                      -----------------    -----------------    -----------------    -----------------
                      Th. US$      %       Th. US$      %       Th. US$      %       Th. US$      %
                      -------   -------    -------   -------    -------   -------    -------   -------
Premium ...........     1,829      27.4%     1,154      20.6%       216      43.1%    28,751      24.7%
Varietal ..........     3,707      55.5%     1,024      18.3%       150      29.9%    32,494      27.9%
Varietal Blend ....     1,146      17.2%     3,413      61.0%       134      26.7%    51,690      44.3%
Sparkling..........         -         -          4       0.1%         1       0.2%       845       0.7%
Popular ...........         -         -          -         -          -         -      1,520       1.3%
                      -------   -------    -------   -------    -------   -------    -------   -------
  Subtotal ........     6,682     100.0%     5,595     100.0%       502     100.0%   115,300      98.9%
Bulk ..............         -         -          -         -          -                1,239       1.1%
  Total ...........     6,682     100.0%     5,595     100.0%       502     100.0%   116,539     100.0%
                                =======    =======   =======    =======   =======    =======   =======
  % of Total Exports                5.7%                 4.8%                 0.4%               100.0%
                                =======              =======              =======              =======

         Europe. In 2002, sales to Europe increased by 32.6% in value terms to approximately US$52.5 million or 45.1% by US$ value of Company exports. In 2002, premium wine sales to Europe represented 48.4% of the Company's total premium wine sales by US$ value. The Company's European markets can be subdivided into three areas: non-wine-producing Western Europe, wine-producing Western Europe and Eastern Europe.

         The Company believes that greater market opportunities exist in the non-wine-producing countries of Western Europe. For these countries, in 2002, the order of importance by sales for the Company was as follows: the United Kingdom and the Republic of Ireland, Sweden, Denmark, Norway, and Finland. Among these countries, the Scandinavian countries, with the exception of Denmark, operate under a state controlled system where each state purchases the wine and sells it in its own stores at the retail level. The Company anticipates that in the future, the monopoly system in these countries will be replaced by a private or semi-private sales structure, but believes that because its brands are well known in these areas, its sales will not be adversely affected as a result. There can be no assurance, however, that such a regulatory change would not have a material adverse effect on the Company's sales to such markets.

         In the United Kingdom, the Company continues to broaden direct distribution to large supermarket chains, expand sales to retail stores, liquor outlets and independent vendors, and promote on-premise consumption (e.g., sales to restaurants), through its Concha y Toro and Cono Sur brands. Excluding bulk sales, sales in the United Kingdom increased 37.6% from 2001 to 2002, reaching US$22.9 million in 2002. This increase is explained by higher sales of the subsidiary Vina Cono Sur and a strong performance of the Concha y Toro UK subsidiary, which started its operations in March 2001.

         The Company's marketing strategy in the non-wine-producing countries of Western Europe focuses on expanding the premium wine segment, particularly with the Casillero del Diablo brands, and building brand recognition. Compared to other areas of the world, the Company's involvement in this market is fairly recent, having begun in 1989.

         In the wine-producing countries of Western Europe (e.g., Italy, France, Spain, Portugal and Germany), where the Company faces greater competition, the Company's marketing strategy is to shift from sales of small quantities of premium wines to higher volume sales of varietal wines in the off trade.

         In Eastern Europe, where there are several wine-producing countries, the market for the Company's wine is minimal, and the Company's marketing efforts are in a preliminary stage.

         United States. The U.S. market accounted for approximately US$30.7 million in 2002 sales, equal to 26.3% by US$ value of the Company's exports. According to the Exporters' Association, the Company was the leading Chilean exporter to the United States in 2002. Moreover, according to Impact, Databank Adams Handbook Advance 2003, Concha y Toro was the number one imported wine brand in the United States for the third consecutive year in 2002.

         Wine markets worldwide are divided into segments according to the price range of the wines, and competitors differ from one segment to another. According to the wine classification method generally used in the U.S. market, the Company believes that the following wine categories are a representation of the wines sold by the Company in the United States: ultra premium, super premium and premium. The Company believes that the Company's wines would be classified within such categories as follows: Ultra premium (Don Melchor, Amelia and Terrunyo); super premium (Marques de Casa Concha, Trio, Casillero del Diablo and Xplorador); and premium (for the Company's varietal wines and varietal blends, including Sunrise, Frontera and Concha y Toro, among others).

         In general, neither the Company nor any other Chilean winery currently participates in the "Primer Orden" wine segment in the United States.

         The Company and its Chilean competitors are increasing their participation in the premium segment and establishing a strong presence in the varietal and varietal blend segments. The Company's strategy is to focus on sales within the premium and varietal categories. In the United States, the Company's greatest market strength is in the varietal and varietal blend segments due to the Company's competitive price/value relationship. See "Business Overview -- Export Marketing Strategy."

         During 2002, varietal blends in the United States accounted for approximately 81.1% and 90.1% of the Company's sales by US$ value and volume, respectively; varietals, 3.7% and 3.0%, respectively; and premium wines, 15.2% and 6.9%, respectively. During 2002, sales in the U.S. market increased 6.9% and 7.3% by US$ value and volume, respectively. Growth was led by higher sales of super premium wines (Marques de Casa Concha) and also a good performance from the Frontera range. The Company believes that the premium and varietal segments will continue to offer opportunities for increased sales. See "Business Overview -- Export Marketing Strategy."

         The main markets for the Company's products in the United States are the eastern and southern states, where approximately 55% of the Company's total revenues in the U.S. market are generated. In the United States, the Company's products principally compete with other Chilean wines, as well as Californian wines and wines imported from Italy, France, Australia, Spain, Germany, Portugal and other wine-producing countries.

         South America. In 2002, sales to South America decreased by 13.6% in US$ value terms to approximately US$8.9 million or 7.6% of the Company's total exports by US$ value. This decrease is explained mainly by the closing of the Argentine market in 2002. The difficult economic situation in Latin America, which worsened towards the end of 2001 with the Argentine currency crisis contributed to these declines. The Company's primary markets by sales revenue were Brazil, Venezuela, Peru, and Ecuador. Concha y Toro was the first Chilean wine sold in these countries, and the Company believes it is currently the leading Chilean exporter to these countries. In each of these countries, the Company's products are sold through exclusive local distributors, and in some countries, the Company's secondary brands are sold by different distributors.

         Historically, export sales to South America have been limited by economic conditions. Chilean wines have traditionally enjoyed favorable customs treatment in South American countries compared with wine produced by nations outside of the region. This advantage may end as these countries lower their tariffs or follow the global trend toward open market economies.

         On June 25, 1996, Chile became a partner of MERCOSUR, the South American Common Market, which members and founders are Argentina, Brazil, Paraguay and Uruguay. Through this association, the Company has benefited from lower tariffs for entry of wine products into Argentina and Paraguay. The Company has also gained, through MERCOSUR, the ability to purchase finished Argentine wine products which can be sold under Concha y Toro's popular wine labels in Chile or through the Vina Trivento label in Brazil.

         In 2002, premium wine sales represented 36.7% by US$ value of exports to South America. The Company believes this is partly because the Company's wines have traditionally been considered prestigious and have been included on a large number of restaurant wine lists in South America.

         Central America, Mexico and the Caribbean. In US$ value terms, the Company's 2002 sales to Central America, Mexico and the Caribbean totaled US$11.7 million or 10.0% of the Company's exports. The primary markets for the Company's products in this region are Mexico, Panama, Costa Rica, and the Dominican Republic. The Company has marketed its wines for more than fifteen years in most of the countries in this region, and the Company believes it is the largest Chilean exporter of bottled wines in all of these countries. Sales in US$ value terms increased slightly by 0.7% as a result of a modest recovery in tourism mainly in the Caribbean region after the events of September 11, 2001.

         Asia. The Asian market accounted for approximately US$6.7 million in 2002, equal to 5.7% by US$ value of the Company's exports. In value and volume terms, in 2002 bottled sales to Asia decreased 21.9% and 24.3%, respectively, from 2001, mainly explained by a decrease in sales to Japan. Japan is the most important market in the region for the Company, representing 85% of total volume to the region. Sales to Japan during 2002 totaled US$5.7 million representing a 26.1% decrease over the 2001 sales.

         Despite the small size of the sales to these markets, the Company believes in the long term expansion of sales to Asian countries (besides Japan), where good performance on premium wines has been the result of having a manager based in the region.

         Canada. In 2002, the Company's sales to Canada were approximately US$5.6 million or 4.8% by US$ value of the Company's exports. Canada is the fifth largest national export market and the sixth largest regional export market for the Company in US$ value terms.

         The Canadian market consumes approximately 26 million cases of wine per year. Local wineries and bottlers have approximately 35% of the Canadian market because of preferential tax allowances and commercial regulations which favor local wineries and bottlers of imported bulk wines and limit the penetration of imported wine. The Canadian market is governed by provincial monopolies in nine of the ten provinces and the three territories. The monopolies (or liquor boards) buy and sell all imported (bottled) and locally produced liquors and wines. Each province is autonomous, and each provincial liquor board has its own regulations and policies. Each liquor board is also responsible as guarantor of payments to its suppliers. Because the Canadian market is a controlled market, the buying system is highly concentrated, and the marketing policies are strictly regulated. The Company believes that even if privatization of the provincial monopolies takes place, its sales will not be adversely affected because its brands are well known in Canada. However, there can be no assurance that privatization would not have a material adverse effect on the Company's sales to the Canadian market.

         Other. The Company's 2002 sales to other countries totaled US$0.5 million or 0.4% by US$ value of the Company's exports. Within "other" sales, in US$ value terms, sales were led by Israel.

         Bulk Wine Exports. In 2002, the Company sold US$1.2 million of bulk wine overseas, primarily to the United Kingdom and Denmark, representing 1.1% of its exports by US$ value. Bulk wine sales is a spot business with no long-term commitments. Sales depend on price and availability of wine in Chile and other wine growing countries. The Company purchases almost all of the bulk wine it exports from outside suppliers. The Company expects bulk wine sales to diminish in significance as it continues to promote bottled wine sales. However, bulk wine sales may continue in countries depending on price, demand and availability for such wines.

         Distribution in Export Markets. The Company's products are distributed in approximately ninety-five countries by a similar number of independent distributors, including four government liquor authorities.

         In 2001, the Company established a fully owned subsidiary in the United Kingdom for the distribution of its own products in the region. In some countries, the Company also sells premium, varietal and varietal blend wine through a second distributor under the brand names Cono Sur and Maipo. The Company sells "F.O.B. Chilean port" to its distributors in export markets. In 2002, the United States, the United Kingdom, Sweden, Denmark and Canada, the Company's five largest national export markets, accounted for 62.9% of the Company's exports by US$ value. The Company believes that its success in export markets is based on developing good relationships with established distributors and the good price/quality relationship of its products. While the Company has long-term written agreements with most of its largest distributors, namely those in the United States, Canada, Japan, Venezuela and Brazil, there are currently no written agreements with a majority of the Company's distributors.

         Independent Distributors. The Company's exclusive agent and importer in the United States is Banfi, which imports and re-sells the Company's products to distributors who service all 50 states. Banfi was the Company's largest single customer in 2002, purchasing approximately 2.0 million cases of wine which represented 30.9% and 26.3% of the Company's export sales by volume and US$ value, respectively. The Company has a renewable 20-year contract with Banfi which expires in 2013. The contract prohibits the Company from selling to any other U.S. importer and prohibits Banfi from carrying other Chilean wines without the Company's approval. Banfi carries a number of competitors' products, including Riunite, one of the best-selling imported wines in the United States, and Santa Emiliana. Banfi also imports wines produced by its own wineries in Italy. The Company and Banfi share the U.S. marketing costs for the Company's wines.

         In Japan, the Company has a distribution agreement with Mitsubishi Corporation as the exclusive importer of the Company's products in Japan and Mercian Corporation as its exclusive distributor. The written agreement commenced in January 1997 and is automatically renewable for successive one-year terms.

         In December 2000, the Company formed the company Concha y Toro UK Limited for the distribution of its wines in the United Kingdom. Concha y Toro UK Limited is a wholly-owned subsidiary of the Company, and started its operations in March 2001. The Company terminated its agreement with Cheviot Wines U.K., a subsidiary of W.M. Morton Limited, a Scottish company. In 1994, the Company entered into a contract with Western Wines Agency to distribute Vina Cono Sur wines in supermarkets and chain stores in the United Kingdom and the Republic of Ireland.

         The Company has two distributors in Brazil: Expand Group and United Distillers and Vintners Brazil Ltda. Expand Group commercializes all of the Company's wines, except Casillero del Diablo, which is distributed by United Distillers and Vintners Brazil Ltda.

         Government Liquor Authorities. In Canada and the Scandinavian countries (excluding Denmark), the Company's wine is sold through government liquor authorities. In such countries, products may be offered as a general listing or a special listing. General listings are those that are purchased by liquor boards on a regular basis and require a minimum sales level per period (which varies depending on the Canadian province and from country to country in Scandinavia). Sales to government liquor authorities represented 15.3% and 14.8% of the Company's export sales by volume and US$ value, respectively, in 2002. In these countries, the Company operates with agents that work on a commission basis and are responsible for promotion and public relations.

         The Company's 2002 sales, excluding bulk sales, to these countries are shown below:

                    Exports to Government Liquor Authorities

        Country                                         2002 Export
        -------                                         -----------
                                                    (in thousand liters)
        Canada.....................                         2,837
        Sweden.....................                         3,826
        Finland....................                           829
        Norway.....................                         1,219


         Export Marketing Strategy

         The Company is seeking to focus future growth in export markets on the sale of premium and varietal wines. The Company believes future growth is possible if the company is successful in the following efforts:

         o improving the quality of its wines as a result of state-of-the-art technology used by the Company in the vinification process and vineyard management;

         o        increasing production from current and new vineyards;

         o changing attitudes of consumers, especially in the United Kingdom and the United States, with respect to the quality of Chilean wines, creating a growth opportunity for the Company for its premium and higher-priced wines;

         o        launching new products;

         o marketing efforts and upgrading packaging for all product lines; and

         o promotional and advertisement campaigns, including on-premise sales (e.g., sales to restaurants).

         Another key part in the Company's export marketing strategy has been to diversify its export markets on a regional basis. Diversification helps protect against economic, and in some cases political, changes which may affect the market for the Company's products. In particular, the Company has expanded its sales to Asian countries, mainly Japan, where the consumption of wine is increasing.

         The Company believes that there is a trend towards the consumption of varietal wines in general, and certain varietal wines in particular, in its major export markets, principally the United States, Europe, Asia and Canada. The Company has tailored its new grape plantings to respond to this trend. See "Business Overview -- Vineyards."

         Seasonality

         The Company has experienced, and expects to continue to experience, seasonal fluctuations in its revenues and net income. Both domestic and export wine sales tend to be lower during the first quarter of the year and higher during the third quarter in anticipation of the year-end holiday period. Sales volumes also typically decrease if distributors begin a quarter with larger-than-normal inventory levels, which is usually the case in the first quarter of the year. For these reasons, the operating results of the Company in any one quarter of the year may not be indicative of the year-end results.

         The following table sets forth the average quarterly percentage of the Company's sales in the domestic and export segments for the 2000-2002 periods, as a percentage of sales by volume.

                                       Average Percentage of Wine Sales by Volume in 2000 - 2002

                                    First Quarter    Second Quarter   Third Quarter   Fourth Quarter
                                    -------------    --------------   -------------   --------------
Domestic...................             19.7%             26.1%           26.7%            27.5%
Export.....................             20.5%             27.2%           26.5%            25.7%
Bulk(1)....................             19.0%             33.9%           27.9%            19.1%
Weighted Average...........             20.1%             26.8%           26.6%            26.6%
-------------------------

(1) Seasonal fluctuations in bulk wine sales follow a different pattern in part because bulk wine sales are made on a spot basis. In order not to distort the data for domestic and export wine sales, seasonal fluctuations in bulk wine sales are presented separately.

         Other Businesses

         Vina Trivento. Established in 1996 in Mendoza, Argentina. In 2002, Trivento had revenues of Ch$4,329 million (US$6.2 million) for the sale of 609,000 cases. Approximately 35% of its sales, 216,000 cases were shipped to foreign markets. In 2002 export volume increased 45% with the largest volume growth achieved in the United States, Brazil, Germany and Finland.

         Compared to 2001, domestic market sales in 2002 increased five-fold to 393,000 cases. A new opportunity arose following the devaluation of the Argentine peso, which encouraged the Company to develop a business plan to take advantage of the moment. The success of the strategy has considerably strengthened the Company's position in this market.

         Other Fruit. The Company planted fruit trees on its Cachapoal-Peumo farms in the 1980s to diversify its operations and take advantage of a growing export market for Chilean fruit. Currently, the Company owns approximately 114 hectares of fruit trees including peaches, nectarines, avocados, lemons, oranges and kiwis. The 2002 fruit harvest totaled 1.9 million kilos, from which 83 thousand boxes of fruit were exported. Fruticola, a former subsidiary of the Company, the shares of which were distributed to the then existing shareholders of the Company in 1986, is the Company's principal customer for fruit. Two of the Company's directors are also directors of Fruticola, and there are substantial shareholders in common. See Item 7 -- "Major Shareholders and Related Party Transactions -- Related Party Transactions." While the Company plans to continue its operations in this area, the Company has no plans to expand such operations and could decide to return the land to grape production in order to meet future grape requirements for wine-making.

         Other Products. In January 1995, the Company acquired 75% of Villa Alegre, a company that produces and markets mineral water. Distribution of the product has been jointly carried out by Villa Alegre and the Company's subsidiary, Comercial Peumo. In 2002, Villa Alegre's total sales amounted to Ch$393 million (US$546 thousand) and its net profit amounted to Ch$30 million (US$42 thousand).

         Affiliated Companies

         Vina Almaviva. In 1997, the Company and Rothschild S.A. formed a joint venture company, Vina Almaviva, to produce a "Primer Orden" or first-growth wine in Chile. The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto, Maipo Valley in exchange for 50% of the capital stock of Vina Almaviva.

         In 2002, Vina Almaviva had revenues of Ch$2,733 million (US$3.8 million). Almaviva's main markets are France, Germany, Japan, Switzerland and the United States. In 2002, the Company recognized income from Vina Almaviva of Ch$534 million (US$743 thousand) from its equity investment.

         Industria Corchera. In November 2000, the Company acquired 49.6% of Industria Corchera. In 2002 its share increased to 49.84%. In 2002, Industria Corchera's total sales amounted to Ch$8,720 million (US$12.1 million), and the Company recognized income from Industria for Ch$227 million (US$316 thousand) from its equity investment.

Government Regulation

         Chilean Regulation. The Company is subject to the full range of governmental regulations generally applicable to companies engaged in business in Chile, such as labor laws, social security laws, public health, consumer protection, environmental laws, securities laws and anti-trust laws, as well as regulations to ensure sanitary and safe conditions in the production, bottling and distribution of beverages. The main regulatory entity for Chilean sociedades anonimas is the Superintendencia de Valores y Seguros de Chile ("Superintendency of Securities" or "S.V.S.").

         Alcoholic Beverages Regulations. The Company is subject to regulation in the production and distribution of alcoholic beverages. Chilean law regulates what beverages come within the scope of regulation as "alcoholic beverages," the type of alcohol which can be used in the manufacture of alcoholic beverages, the additional products that can be used in the production of certain alcoholic beverages, and the packaging and labeling and procedures that must be followed to import alcoholic beverages. The manufacturing and bottling of alcoholic and non-alcoholic beverages is also subject to supervision by the National Health Service, which inspects plants on a regular basis.

         Chilean law requires a license for the manufacture and sale of alcoholic beverages, and the Company believes it has all the licenses necessary for its business.

         There are currently no material legal or administrative proceedings pending against the Company pertaining to any Chilean regulatory matter, and the Company believes that it is in compliance in all material respects with all applicable statutory and administrative regulations relating to its business.

         Environmental Regulation. The Chilean Constitution of 1980 grants all citizens the right to live in an environment free of pollution. It further provides that it is a State's duty to enforce this right and to protect the environment. The Chilean Constitution also provides that citizens can file a complaint with the corresponding Court of Appeals seeking review of government and private party actions on the grounds that such actions infringe the citizens' rights to a clean environment .

         In 1994, the Chilean Congress enacted the Chilean framework environmental law, Law No. 19.300, which sets forth that any new project or activity or modification to an existing project or activity that may have an impact on the environment requires a favorable environmental impact assessment. Law No. 19.300 also created a new environmental institution, composed of the National and the Regional Environmental Commissions, which are entities that coordinate the environmental activities performed by governmental agencies and that, among other duties, approve or reject environmental impact assessments, and set environmental emission and air quality standards.

         Law No. 19.300 also established environmental liability standards, according to which perpetrators of environmental damage are liable to compensate the victims and restore the environment.

         U.S. Regulation. The sale of wine in the United States is subject to extensive regulation covering virtually every aspect of the Company's operations, including marketing, pricing, labeling, packaging and advertising. State agencies regulate the delivery and use of all alcoholic beverages within their jurisdictions, while the federal government, through the Bureau of Alcohol, Tobacco and Firearms, is responsible for the regulation of imports through permit requirements and label approval processes. Importers of wine to the United States are required to obtain various licenses, bonds and permits, including a federal Importer's Permit, to comply with the regulations of all such agencies.

         In 1997, U.S. and Chilean news organizations announced that members of the California wine industry had petitioned the U.S. Department of Commerce to impose trade sanctions against Chilean wine producers. These rumors have been denied by the California Association of Wine Grape Growers and other industry officials and, to date, no allegations of violations of U.S. antitrust laws have been announced by any U.S. federal or state agency. There can be no assurance, however, that no U.S. federal or state agency will commence any action and/or impose any trade sanctions relating to alleged violations of U.S. antitrust laws.

         The Company believes it is in compliance in all material respects with all presently applicable U.S. federal and state regulations.

         Trademarks. The Company has Chilean registrations for the principal trademarks used in its business, including Concha y Toro, Subercaseaux, Tocornal, Maipo, Clos de Pirque, 96, Fressco, San Jose, Marques de Casa Concha, Trio, Casillero del Diablo, Amelia, Terrunyo and Don Melchor. While the Company also has foreign registrations for many of these trademarks in most of its principal export markets, it does not have registrations for all of its trademarks in all of its export markets. The Company believes that its brands and trademarks are important to its business and is seeking to protect them through registration in many countries where they are not currently recorded.

Organizational Structure

         In order to improve the efficiency of intercompany operations and improve the ease of preparation and consolidation of the financial statements, the Company opted to modify in 2002 the ownership structure of the group companies. Generally, these modifications contemplate that a holding company will own the foreign subsidiaries, whereas another holding company will own the domestic group companies, with Vina Concha y Toro S.A. as the group's parent company.

         In 2002, VCT Internacional S.A. was formed to control the Argentine subsidiaries. Comercial Peumo S.A. changed its name to Inversiones Concha y Toro S.A. and became a holding company. The following table lists the significant subsidiaries and affiliates of the Company, the percentage of direct and indirect ownership by the Company, and the respective country of incorporation:

         Subsidiary                                Direct and Indirect Ownership   Country of Incorporation
         Inversiones Concha y Toro S.A..........                 100%                       Chile
         VCT Internacional S.A..................                 100%                       Chile
         Vina Cono Sur S.A......................                 100%                       Chile
         Sociedad Exportadora y Comercial Vina
         Maipo Ltda.............................                 100%                       Chile
         Villa Alegre S.A.......................                  75%                       Chile
         Concha y Toro UK Limited...............                 100%                       United Kingdom
         Trivento Bodegas y Vinedos S.A.........                 100%                       Argentina
         Distribuidora Peumo Argentina S.A......                 100%                       Argentina
         Transportes Viconto Ltda...............                 100%                       Chile
         Vina Almaviva S.A......................                  50%                       Chile
         Industria Corchera S.A.................               49.84%                       Chile
         Comercial Peumo Ltda...................                 100%                       Chile
         Sociedad Exportadora y Comercial
         Oneworldwines Ltda.....................                  99%                       Chile

Property, Plants, Equipment

         The Company's headquarters are located at the World Trade Center, Las Condes, Santiago. To finance these new offices, the Company entered into a twelve-year lease-back agreement in January 1998.

         In addition, the Company owns 6,788 hectares and leases 525 hectares of land throughout Chile, and owns 439 hectares of land in Argentina. Of these, approximately 4,359 hectares are suitable for planting vineyards. A majority of the remaining 3,393 hectares are comprised of roads, hills, fruit orchards and riverbanks. The remainder is used for vinification and bottling plants, cellars and other buildings. None of the Company's properties that are material to its business are mortgaged or otherwise encumbered.

         As mentioned above, the Company leases 525 hectares, comprising one lease in the Maipo Valley and two leases in the Casablanca Valley. In the Maipo Valley, the Company leases 133 hectares from an unaffiliated non-profit Chilean institution, approximately 119 of which are suitable for vineyards or agricultural purposes. The lease expires in 2013. The lease may be terminated by the lessor beginning in 2004, with one year's notice and payment of a penalty. In the Casablanca Valley, the Company leases two properties of 282 and 110 hectares with leases expiring in 2028 and 2023, respectively.

         Comercial Peumo leases warehouses in Arica, Antofagasta and Los Angeles for distribution. The Company leases four plants for vinification of popular wine from purchased grapes. The Company believes it would be able to obtain replacement properties at acceptable costs for its leased vineyards, warehouses and vinification plants should its leases not be renewed. See "Business Overview -- Vineyards."

         Although the Company believes that it is in compliance with all applicable environmental regulations, it is still in the process of improving the water treatment systems in all of its manufacturing plants. The Company has water treatment systems, owned or contracted to third parties, in four of its plants: Lontue, Chimbarongo, Santa Elisa and Puente Alto.

ITEM 5:   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

         The following discussion should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, included in Item 18 herein. The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differ in certain important respects from U.S. GAAP. See
Note 36 to the Consolidated Financial Statements for a discussion of (i) the principal differences between Chilean GAAP and U.S. GAAP which affect the financial statements of the Company, (ii) the effects of such differences on the calculation of net income and shareholders' equity and (iii) a reconciliation to U.S. GAAP of net income for each of 2000, 2001 and 2002 and of shareholders' equity as of December 31, 2000, 2001 and 2002. The amounts in dollars are presented only for the convenience of the reader.

         General

         The Company primarily produces and bottles wine for sale in Chile and approximately 95 export markets. The Company has vinification operations in Argentina through Vina Trivento, which produces wine primarily for the export market, and also sells wine in Argentina. In addition, the Company distributes wine in the Argentine market through Distribuidora Peumo-Argentina. In 2001, the Company opened a sales and distribution subsidiary in the United Kingdom, Concha y Toro UK, in an effort to improve the position of Concha y Toro in this market.

         The Company uses the average cost method for valuing inventory. Inventory costs and cost of sales are affected by beginning inventory, purchases and production of grapes in the first and second quarter of the year and purchases of bulk wine primarily in the second half of the year.

         Harvest takes place in March and April. The Company allocates the cost of grapes purchased and produced during the first quarter of each year to inventories which then affects the average price of wine and the cost of goods sold starting at the end of the first quarter but mainly during the second quarter.

         The table below shows the percentage of the Company's revenues from different activities for the last three years. Domestic wine sales as a percentage of total revenues have decreased from 32.5% in 2000 to 23.5% in 2002 reflecting the fall in prices in the domestic market following increasing competition among the leading wineries. Revenues related to exports comprising exports to third parties, sales of Concha y Toro UK and sales from the Argentine subsidiaries have increased each year as a percentage of total revenues to 61.6% in 2000, 66.8% in 2001 and 70.8% in 2002.

                                                  % of Total Sales by Value

                                               2000         2001         2002
                                               -----        -----        -----
Domestic Wine(1)..........................      32.5%        27.4%        23.5%
Exports to third parties - Wine(1)........      55.3%        55.2%        58.3%
Concha y Toro UK..........................         -          6.1%         8.7%
Argentine Operations......................       6.3%         5.5%         3.8%
Other(2)..................................       5.9%         5.8%         5.7%
                                               -----        -----        -----
         Total............................     100.0%       100.0%       100.0%
                                               =====        =====        =====
------------------------------
(1) Including sales of bulk wine.
(2) Primarily represents bottling revenues for Santa Emiliana and the sales of fruit and mineral water.

         The Company sells premium, varietal, varietal blend, popular, sparkling and bulk wines. The following table shows the breakdown by value between the Company's domestic and export sales by type of wine for the last three years, including bulk wine sales.

                                                    % of Wine Sales by Value

                                     2000                     2001                     2002
                             --------------------     -------------------      --------------------
                             Domestic      Export     Domestic     Export      Domestic      Export
                             --------      ------     --------     ------      --------      ------
Premium.................        9.6%        26.3%        10.0%       25.2%       10.3%        24.7%
Varietal................       14.1         27.6         15.5        26.5        12.3         27.9
Varietal Blend..........        0.4         42.9          0.6        44.8         0.2         44.3
Popular.................       73.2          1.2         71.7         1.4        74.9          0.7
Sparkling...............        1.6          1.5          1.6         1.1         1.6          1.3
Bulk....................        1.1          0.5          0.6         1.0         0.7          1.1
                              -----        -----        -----       -----       -----        -----
         Total..........      100.0%       100.0%       100.0%      100.0%      100.0%       100.0%
                              =====        =====        =====       =====       =====        =====

         The following table sets forth selected income statement data of the Company expressed as a percentage of revenues for the years indicated. The table also shows the year-to-year percentage change for such selected income statement data.

                                                Year Ended December 31,                % Change
                                          ----------------------------------     ---------------------
                                            2000         2001         2002       2000-2001   2001-2002
                                          --------     --------     --------     ---------   ---------
Revenues ............................        100.0%       100.0%       100.0%         7.8%       11.6%
Cost of sales .......................        (64.3)       (63.0)       (61.0)         5.6         8.1
                                          --------     --------     --------
Gross margin ........................         35.7         37.0         39.0         11.8        17.5
Selling and administrative expenses..        (18.7)       (20.8)       (23.0)        20.1        23.5
                                          --------     --------     --------
Operating income ....................         17.0         16.2         16.0          2.8         9.9
Non-operating income ................          1.4          2.4          2.0         79.9        -3.8
Non-operating expenses ..............         (2.3)        (2.1)        (1.1)         0.0       -44.6
Price-level restatement and foreign
exchange losses, net ................         (1.2)        (2.2)        (1.9)       104.1        -2.9
Income tax ..........................         (2.0)        (2.4)        (2.3)        29.0%       -7.8
                                          --------     --------     --------     --------    --------
Net income ..........................         13.0%        11.8%        12.7%        -1.5%       19.7%
                                          ========     ========     ========     ========    ========

Year ended December 31, 2002 compared to year ended December 31, 2001 Figures expressed in Chilean pesos (Ch$) as of December 31, 2002

         Revenues. Total revenues in 2002 increased 11.6% to Ch$128,321 million as compared to Ch$114,991 million in 2001. Revenue growth is mainly the result of higher exports to third parties and higher sales from our subsidiaries Concha y Toro UK and Vina Trivento. On the other hand, domestic sales decreased 4.4%.

         Total export revenues from third parties increased 17.9% to Ch$74,819 million, as a result of higher volumes exported and by the 6.0% rise in the average peso/dollar exchange rate in 2002.

         Sales from the UK subsidiary increased 59.5% to Ch$11,126 million as a result of the more aggressive sales and marketing strategy that the Company has followed in this market.

         Exports. The following figures representing export volumes and revenues in dollars include sales to the Company's distribution subsidiary in the UK. In 2002 sales to Concha y Toro UK totaled US$10.7 million (546 thousand cases). In 2002, no sales were made to Distribuidora Peumo-Argentina.

         Total bottled export revenues increased 10.9% to US$115.3 million from US$103.9 million on a 15.6% increase in volumes with consolidated shipments of 6,313,788 cases in 2002.

         By market, volume growth increased 43% in Europe, led by the UK and Scandinavia. UK growth stems mainly from the achievements of the UK subsidiary, Concha y Toro UK, which is building up brands and placing special emphasis on Casillero del Diablo.

         U.S. sales volume expanded 7.3%, driven by higher Super Premium wine sales (Marques de Casa Concha) and also a fine performance from the Frontera range. During the course of 2002, the Company invested in mass media advertising for its leading brands in the key states of New York, Florida, and Texas.

         Volumes in Canada increased 1.0%, in Central America 2.7% and in South America 0.6%.

         Volume exported to Asia decreased by 24.3%. Sales to Japan, the largest market in the region, decreased 29.3% as a result of a decrease in consumption and reduced stocks held by our distributor. Other countries in the region posted better results, but on a smaller scale.

         During 2002, the Company exported 2,572,000 cases to Europe; 2,020,000 cases to the U.S.; 513,000 cases to South America; 588,000 cases to Central America; 283,000 cases to Asia; and 315,000 cases to Canada.

         Prices. The average price per case declined 4.0% to US$18.26 from US$19.03 in 2001, reflecting a more competitive market environment in certain key markets.

         Domestic Revenues. Domestic Revenues (excluding bulk) declined 4.4% to Ch$29,974 million from Ch$31,356 million in 2001. In an extremely competitive local market, a 12.6% decline in average prices offset a 9.4% increase in volume.

         In a scenario of weak yet positive growth in consumption, the Company's sales volume increased 12.9% in Popular wines as a result of strong performances by the Tocornal and Clos de Pirque ranges.

         Cost of Sales. In 2002, the cost of sales increased 8.1% to Ch$78,249 million from Ch$72,391 million in 2001, reflecting an increase in the volume of sales. Cost of sales as a percentage of total sales declined to 6.1% from 63%, mainly as a result of lower average wine costs.

         Gross Margin. Gross margin improved to 39% from 37% as a result of higher exports, a higher exchange rate, and lower average wine costs.

         Selling and Administrative Expenses. Selling and Administrative Expenses("SG&A") increased 23.5% to Ch$29,562 million. As a percentage of revenues SG&A increased to 23.0% from the 20.8% recorded in 2001. This increase mainly reflects higher remuneration and export-side SG&A relating to higher export volumes, higher marketing expenses of the UK subsidiary and an increase in marketing expenses in the export markets.

         Operating Income. Operating Income increased 9.9% to Ch$20,510 million compared to Ch$18,663 million in 2001. Operating margin decreased from 16.2% to 16.0%.

         Non-operating Income. Non-operating income decreased 3.8% to Ch$2,624 million. This results from a 33.9% higher contribution of equity income from related companies amounting to Ch$761 million which was offset by a 13.7% decrease in other non-operating incoming totaling Ch$1,863 million.

         Non-operating Expenses. Non-operating expenses decreased 44.6% to Ch$1,354 million mainly as a result of a reduction in interest expenses to Ch$1,087 million in 2002 from Ch$2,197 million in 2001. This resulted from lower average interest rates and a decrease in financial debt during the year.

         Price Level Restatement and Foreign Exchange Differences. Price level restatement and foreign exchange differences decreased 2.9% to Ch$2,479 million. This results from a 70% decrease in price level restatement loss to Ch$258 million which was partly offset by a 32.5% increase in foreign exchange losses to Ch$2,221 million resulting mainly from adjustments corresponding to the devaluation of the Argentine peso during the year from 1.70 to 3.37.

         Income Tax. Income tax increased 7.8% to Ch$2,979 million from Ch$2,764 million in 2001. The increase in income tax is lower than the increase in net income before taxes, mainly due to the recognition in the income tax of the losses in Argentina.

         Net Income. As a result of the above factors, net income increased 19.7% to Ch$16,312 million from Ch$13,626.


Year ended December 31, 2001 compared to year ended December 31, 2000 (Figures expressed in Ch$ as of December 31, 2002)

         Revenues. In 2001, total revenues increased 7.8% to Ch$114,991 million from Ch$106,660 million in 2000. Growth in consolidated revenues was led by the Company's exports to third parties and sales of the wholly owned distribution subsidiary Concha y Toro UK.

         Exports to third parties increased 14.8% to Ch$61,609 million, as a result of higher volumes and an increase in the average price in Chilean pesos.

         The UK subsidiary Concha y Toro UK started business in March 2001. Its sales from such date to December totaled Ch$6,974 million and represented 6.1% of total revenues for 2001.

         In 2001, revenues from wine sales in Chile declined 8.6% following a series of price cuts in a very competitive market.

         Argentine operations comprise Vina Trivento and the distribution subsidiary Distribuidora Peumo-Argentina. Total sales of the Argentine subsidiaries were lower in 2001 reflecting a weaker economic environment and in 2001 represented 5.5% of consolidated revenues.

         Wine sales, including sales of bulk wine, accounted for 94.2% of total revenues in 2001, while other sales primarily bottling fees from Santa Emiliana and sales of mineral water accounted for 5.8% of total revenues in 2001.

         Export Revenues. In 2001, total export revenues to third parties (including bulk wine sales) increased 14.8% to Ch$ 61,609 million. This increase from 2000 to 2001 was calculated after readjusting the total export revenues to third parties for 2000 to exclude such export revenues from sales to the distributor in the United Kingdom. The readjustment for the calculation of the increase in total export revenues to third parties was made since as of 2001, distribution of the Company's products to the United Kingdom has been made through Concha y Toro UK, a subsidiary of the Company, and as a result such sales are no longer considered export revenues to third parties.

         Bottled Wine Sales - Value. In 2001, bottled export revenues, expressed in Chilean pesos, increased 14.1% to Ch$63,457 million. The result arises from higher volumes and an increase in the average price in Chilean pesos that was favored by 13.7% depreciation in the average exchange rate.

         In U.S. dollars, export revenues increased 0.6% to US$103.9 million from US$103.3 million. This is the product of a 4% increase in volumes and a 3.2% decline in the average price in dollars.

         Export figures in dollars now include shipments to the Company's subsidiary in Argentina and the United Kingdom. Sales to Distribuidora Peumo-Argentina totaled US$1,782,500 (102,590 cases) while sales to the Concha y Toro UK subsidiary since March 2001 have totaled US$8,160,600 (355,200 cases).

         In terms of sales by region, the largest increases in 2001 occurred in Asia (+25.6%), Europe (+10.6%), and the U.S. (+4.2%). European growth reflects the strong performance of the company's UK Subsidiary Concha y Toro UK, which produced an increase in sales of 19.1%. The Company also obtained solid results in Norway, Ireland and Denmark.

         The Company believes the increase in U.S. sales was largely in response to the Company's strategy introduced in mid 2000 to focus on sales of Premium wines. Year on year comparisons reveal a 40% increase in the sales of Premium wines in the US.

         Exports to Central and South America declined by 12.5% and 31.5%, respectively, in 2001. The contraction in these markets reflects the slowdown in economic activity and consumption in Argentina, Brazil, Mexico and Uruguay.

         Bottled Wine Sales - Volume. During 2001, the Company exported 5,460,000 cases, representing a 4% increase in volume compared to 2000.

         Volume growth by market was as follows: Europe 16.1%, Asia 33.5%, the US 3.6% and Canada 9.6%. Shipments to Central and South America decreased by 5.2% and 27.3%, respectively.

         The Company shipped 1,884,000 cases to the US, 1,798,000 cases to Europe, 572,450 cases to Central America, 510,000 cases to South America, 374,000 to Asia and 312,000 cases to Canada.

         Prices. Overall the average price per case decreased 3.2% to US$19.03 from US$19.67 per case. This is mainly explained by lower sales of premium wines in Central and South America with the consequence that the share of varietal blend wines in the product mix increased, and also due to a more competitive price environment in some markets.

         Bulk Wine Sales. Bulk wine sales totaled Ch$765 million. Bulk sales in volume terms amounted to 1,657 thousand liters.

         Domestic Revenues. 2001 domestic sales (excluding bulk) declined 8.6% to Ch$31,356 million from Ch$34,307 million in 2000. In an extremely competitive environment the Company's average price per bottle declined 10.7%, while domestic volume increased 2.3% as compared with 2000.

         Cost of Sales. Total cost of sales increased to Ch$72,391 million from Ch$68,571 million. The cost of sales as a percentage of total sales decreased in 2001 to 63.0% from 64.3% in 2000, as a result of lower wine costs in 2001.

         Cost of sales excluding the operations of foreign subsidiaries increased 5% to Ch$60,570 million, but as a percentage of sales, cost of sales decreased to 60.2% from 63.8%. The 3.6-percentage point improvement mainly reflects lower wine costs. Excluding the operations of our foreign subsidiaries, the Company's gross margin increased to 39.8% in 2001 from 36.2% in 2000. The company's foreign subsidiaries have yet to achieve optimal cost structures and additionally, the UK subsidiary has a lower margin characteristic of the distribution business.

         Selling and Administrative Expenses. SG&A as a percentage of revenues increased to 20.8% from 18.7% in 2000. Over the period, SG&A increased to Ch$23,937 million from Ch$19,934 million. This increase is mainly due to higher sales and marketing related expenses in export and domestic markets, reorganization of the marketing division of the Company, reorganization of the sales division for export markets, expenses associated with the new subsidiary Concha y Toro UK, and depreciation costs of the investment in SAP, a software program used throughout the Company and its subsidiaries.

         Operating Income. Operating income increased 2.8% to Ch$18,663 million compared to Ch$18,155 million in 2000. Operating margin decreased to 16.2% from 17% as the increase in SG&A offset the increase at the gross margin level.

         Non-Operating Income. Non-operating income increased to Ch$2,729 million from. This increase is the result of an increase in equity income from Vina Almaviva and of gains from the sale of fixed assets.

         Non-Operating Expenses. Non-operating expenses in 2001 were Ch$2,442 million, similar to Ch$2,450 million in 2000. In 2001, interest expenses decreased to Ch$2,197 million from Ch$2,294 million due to lower average interest rates and the reduction of financial debt. As of December 2001, financial debt stood at US$60 million, and financial debt to equity ratio was
0.35. Lower interest expenses were offset by higher other non-operating expenses.

         Price Level Restatement and Foreign Exchange Differences. Price level restatement and foreign exchange differences in 2001 amounted to Ch$2,552 million as compared to Ch$ 1,250 million in 2000. Foreign exchange losses increased to Ch$1,676 million and reflects the loss of Ch$1,381 million corresponding to the Company's subsidiaries in Argentina due to the depreciation of the Argentine peso, based on an exchange rate of 1.7 Argentine Pesos per US dollar, as stipulated in SVS Directive 81, of January 22, 2002.

         Income Tax. Income tax increased 29% to Ch$2,764 million mainly due to the impact of the increase in corporate tax on deferred taxes. The Company's effective tax rate was 16.9% in 2001 compared to 13.4% in 2000.

         Net Income. Net income for 2001 was Ch$13,626 million, representing a 1.5% decline from 2000.

Liquidity and Capital Resources

         Liquidity

         The Company's main source of liquidity has been cash generated by its operating activities, which amounted to Ch$19,108 million, Ch$21,506 and Ch$12,555 million during 2002, 2001 and 2000 respectively. In the Company's opinion, its working capital of Ch$41,059 million as of December 31, 2002 is sufficient for the Company's present requirements.

         At December 31, 2002, the Company had Ch$3,479 million of cash, time deposits and other cash equivalents and approximately Ch$68,085 million available under undrawn bank lines of credit.

         Net cash flows used in 2002 prior to the effect of inflation in cash and cash equivalents was Ch$598 million, while in 2001 net cash flow generated was negative Ch$193 million. The effect of inflation increased cash and cash equivalents in Ch$123 million in 2002 and Ch$25 million in 2001.

         Net cash flows from operating activities were Ch$19,108 million in 2002, Ch$21,506 million in 2001 and Ch$12,555 million in 2000. Net cash flows used in financing activities were negative Ch$13,082 million in 2002, negative Ch$11,233 million in 2001 and negative Ch$952 million in 2000. Net cash flows used in investing activities was Ch$5,429 million in 2002, Ch$10,466 million in 2001 and Ch$9,807 million in 2000.

         The Company's total assets increased 4.9% from Ch$186,564 million at December 31, 2001 to Ch$195,782 million at December 31, 2002. The increase in total assets is due to a net increase in fixed asset additions of Ch$1,847 million, principally due to the construction and expansion of cellars for the vinification and aging of wine, the planting of new vineyards, and the purchase of machinery and equipment. Other assets also increased, following further investment in related companies.

         With respect to current assets during 2002, inventories decreased by Ch$532 million, and accounts receivable increased by Ch$5,961 million. Current liabilities increased to Ch$47,069 million at December 31, 2002 from Ch$41,651 million at December 31, 2001, in part explained by the change in the structure of financial debt from long-term to short-term. Long-term liabilities decreased to Ch$21,053 million at December 31, 2002 from Ch$28,328 million at December 31, 2001. For further detail on interest bearing debt as of December 31, 2001, see
Item 11 -- "Quantitative and Qualitative Disclosures About Market Risk."

         Long-term debt includes the Company's Series AA bonds that were issued in October 1991 in an aggregate amount valued at 250,000 Unidades de Fomento ("UF") on the date of their placement. This debt was valued at Ch$648 million at December 31, 2002, and bears interest at the real rate of 6.0% per annum. These obligations, which are payable in semi-annual installments from March 1, 1996 through September 1, 2003, contain covenants which provide that the Company's total liabilities must not exceed 1.4 times its net worth and that current assets must be at least equal to current liabilities. At December 31, 2002, the Company's total liabilities were 53.4% of its net worth and the current assets were 1.9 times its current liabilities. The Company believes that the terms and conditions of its debt agreements are customary and that it is in compliance in all material respects with such terms and conditions.

         Total shareholders' equity increased 9.5% from Ch$116,526 million at December 31, 2001 to Ch$127,591 million at December 31,
2002.


         Capital Expenditures

         Total capital expenditures were Ch$6,934 million (US$9.6 million) in 2002, Ch$11,879 million in 2001 and Ch$13,874 million in 2000. Capital expenditures in 2002 were lower as compared to the investment of 2001 and 2000 primarily due to lower investments in winemaking and cellar facilities and a lower investment in the administration area. Capital expenditures in the period 2000-2002 included, the acquisition of additional properties in Chile, the increase in vinification and cellar capacity and investments to increase capacity in its related wineries and the acquisition of new lands, plantings, machinery and barrels for aging of wines, among others.

         For 2003, the Company established a capital expenditure budget of Ch$14,700 million (approximately US$20.7 million) to promote future growth in sales, and support the expected increases in demand for grapes and the need for production capacity. Investments will be focused, in part, on the construction of storage and fermentation facilities for the production and bottling of all wines with an emphasis on premium and varietal wines. The following table sets forth the Company's capital expenditures for the different areas for the years ended 2000, 2001 and 2002 and planned capital investment for 2003.

                                                                      (Ch$ Millions)

Area:                                                   2000         2001         2002         2003
-----                                                  ------       ------       ------       ------
Agriculture..........................................   5,425        1,615        2,140        2,860
Oenology, technical and bottling facilities..........   5,292        6,801        3,540        9,070
Vina Trivento (Argentina)............................   1,054          407            -          800
Other (administration and other subsidiaries)........   2,103        3,056        1,254        1,970
         Total......................................   13,874       11,879        6,934       14,700
                                                       ======       ======       ======       ======

         The Company expects to continue planting wine vines and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile and in Argentina. Funds will also be used to increase the capacity of the Company's vinification and storage facilities including the acquisition of French and American oak barrels. The Company has committed capital expenditures for Ch$11,200 million (approximately US$15 million) as of 2004.

         Impact of Inflation and Foreign Currency Fluctuations

         The Company is required under Chilean GAAP to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso. During inflationary periods, monetary items generate a gain or loss in purchasing power which is influenced by the currency in which they are denominated. Non-monetary assets and liabilities are restated so as to correct the effect of inflation and remain constant in real terms from period to period. See Note 2(d) and Note 23 to the Consolidated Financial Statements contained in Item 18.

         The net monetary correction gain or loss each year is calculated as follows:

         o Non-monetary assets and liabilities, shareholders' equity and income and expense accounts are restated using the CPI published by Chile's National Institute of Statistics.

         o The CPI effect on inventories is calculated based on the turnover of inventory during the year.

         o Monetary assets and liabilities denominated in foreign currency and UF are restated at the applicable year-end exchange rates.

         In general, inflation has the adverse effect of diminishing the purchasing power of the Company's peso-denominated monetary assets which are not price-level indexed and has the positive effect of reducing the real value of the Company's peso-denominated monetary liabilities which are not price-level indexed.

         Company exports are mostly denominated in U.S. dollars, although they are also denominated in Euros, Sterling Pounds, Canadian dollars and Argentine pesos (sales of the Argentine subsidiaries). Total revenues from exports including exports to third parties and sales of the foreign subsidiaries as a percentage of total revenues have increased from 66.8 % in 2001to 70.8% in 2002. To the extent that U.S. dollar-denominated revenues exceed U.S. dollar-denominated operating costs, the Company's results of operations will be impacted by the difference between the changes in exchange rates and the Chilean rate of inflation. The Company purchases bottles, corks and Tetra Brik containers in prices set in U.S. dollars.

         To the extent that the Chilean peso depreciates against the U.S. dollar at a lower rate than the rate of Chilean inflation, the Company's export sales will increase less than inflation adjusted peso costs, and margins as reported in Chilean pesos will decrease. The reverse situation would occur with respect to domestic sales denominated in Chilean pesos and related U.S. dollar denominated costs. The rates of nominal depreciation (appreciation) of the Chilean peso against the U.S. dollar for 2000, 2001 and 2002 were 8.2%, 14.1% and 9.7% respectively, while the Chilean price-level restatement factors for the same periods were 4.7%, 3.1% and 3.0% respectively.

         While the Company denominates its export prices in U.S. dollars (other than to Canada, Argentina and some European countries as discussed above), retail prices in the importing countries are denominated in local currencies. Changes in the exchange rate between the U.S. dollar and the local currency can have an impact on the local currency price and thereby on the volume of the Company's wine sold in such markets. For details on Foreign Exchange Differences see Note 24 to the Consolidated Financial Statements contained in Item 18.

         The Company enters into forward foreign exchange agreements to minimize its exposure to the risks of changes in foreign exchange rates. Since 1993, the Company has attempted to balance U.S. dollar-denominated assets and liabilities. See Item 11 - "Quantitative and Qualitative Disclosures About Market Risk."

Certain Accounting Policies: Investments in Argentina

         The Company currently has investments in two limited companies in the Republic of Argentina (Vina Trivento and Peumo Argentina).

         Those investments were recorded using the investment valuation methodology for stable countries, which means accounting for the investment in Argentine pesos and converting these entries to Chilean pesos at the rate of exchange at the date of reporting.

         As a result of the economic situation in Argentina which caused, among others things, a depreciation of the local currency, during 2001 the Company decided to amend the valuation methodology for such investments, using the criteria for unstable countries, which means accounting for the investments in United States dollars.

         As a result of converting the financial statements of its Argentine subsidiaries and of the depreciation of the Argentine peso, the Company recorded a net charge to the Parent Company's income of Ch$2,993 million in 2002 and Ch$1,388 million in 2001.

         A proportion of assets kept in the Argentine subsidiaries is stated in Argentine pesos, so they are affected by any further depreciation of that currency. In addition, it is not economically feasible to purchase financial instruments that eliminate or reduce the risk of further currency depreciation, such as making forward contracts to exchange Argentine pesos.

Certain Accounting Policies: Translation of foreign currency financial statements

         Financial statements of consolidated foreign subsidiaries have been converted into Chilean pesos in accordance with Technical Bulletin No. 64, "Accounting for Investments Abroad" ("BT 64"), of the Chilean Association of Accountants, as follows:

         Financial statements of foreign operations with the Chilean peso as the functional currency are those whose activities are considered an extension of Chilean operations, and are translated as follows:

         Monetary assets and liabilities are translated at the year-end exchange rate. Non-monetary items, primarily property, plant and equipment and shareholders' equity, are measured using historical exchange rates in effect at the time of the transactions adjusted by changes in the Chilean CPI during the year. The statement of operations is translated into Chilean pesos at the average exchange rate of the month in which the transactions occur, except for those expenses related to assets and liabilities that have been remeasured at historical exchange rates. Exchange differences resulting from the above translation are recorded in the statement of operations.

         Financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean operations, or which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured using the U.S. dollar as the functional currency and then translated into Chilean pesos at the year-end exchange rate. Remeasurement into U.S. dollar is performed as follows:

         Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency. All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between U.S. dollar and the local currency. Income and expense accounts are translated at the exchange rate prevailing at the end of the month in which the transactions occur, except for those expenses related to assets and liabilities that have been remeasured at historical exchange rates. Any exchange differences are included in the results of operations for the period.

         On the Parent Company's books, price-level restatements based on Chilean inflation are applied to the beginning balance of the investment account and then the participation in the net income of the subsidiary (determined as described above) is recorded. The Parent Company then compares this value to its participation in the equity of the investee as remeasured into U.S. dollars and translated into Chilean pesos. The difference is recorded as an adjustment to the investment account with a corresponding adjustment to the foreign currency translation account in shareholders' equity.

Certain Accounting Policies: Income Recognition, Provision for Bad Debt and Export Revenues

         The Company's income is recorded on an accrual basis, under which the income is deemed earned at the moment the sales are shipped and the invoice is issued. There is a 60 day period, between the issuance of the invoice and receipt of income for domestic sales, and a 90 day period for exports. The Company makes a provision for bad debts for sales to domestic customers that are in arrears for a period longer the Company's average debt period. In the case of export sales, the Company has taken out insurance that guarantees debt collection mostly in its entirety. The insurance coverage is generally 90% of the value of the sales, except for sales to Argentina where the coverage is 65%. In addition, there is no insurance coverage when the claim originates from events unrelated to the Company, such as political risk which is covered in only a few countries. However, there will be delays in collection against the insurance policy, and therefore, until the insurance company pays the Company pursuant to the policy, the Company will have to cover its own liabilities and may have exchange rate risks associated with such coverage for the period between the filing of a claim and its payment.

         Over 70.8% of the Company's revenues are from exports, which could be affected by economic conditions in these export markets. There are also exchange rate risks associated with export revenues, and therefore, the Company attempts to balance its assets and liabilities that are stated in foreign currencies, thus minimizing exchange rate risks. To the extent economically feasible, the Company purchases financial instruments that eliminate or reduce these risks, however, as in the case of Argentine pesos, these financial instruments are not always available to the Company at prices acceptable to it.

Research and Development

         The Company's research and development efforts do not involve material expenditures, as the Company relies primarily on technical assistance and technology transfer agreements with domestic and foreign companies and institutes. In 2001, the Company entered into an association with Financiere Mercier, a prestigious nursery in France. Mercier will provide the expertise to develop vines resistant to pests and different soil conditions. In addition, the Company's agricultural engineers regularly attend training courses. The Company also has the on-site expertise of American consultants at its disposal throughout the year.

         In Chile, the Company develops multiple research projects with Chilean universities, among them Universidad de Chile, Universidad de Concepcion and Universidad Catolica del Maule.

Trend Information

         The most significant trend affecting the Company's results currently and in the past two fiscal years has been an increase in competition in both the domestic and the export markets.

         In the domestic market, a greater availability of grapes and wine has led to increasing competition among the leading wineries. This has resulted in falling prices. In addition, domestic sales have been impacted by the slowdown in economic activity that has had a negative impact on consumption in Chile.

         In the export markets, the sales volume of the Company has continued to increase. However, the Company has faced increasing competition in some key markets resulting in falling prices or increasing marketing needs. The most dynamic region for the Company in the past three years has been Europe. The Company expects this trend to continue in the future and it has established a subsidiary in the United Kingdom. The Company believes it is very well established in continental Europe.

         With respect to consumption trends, the Company believes that there is a major trend towards the consumption of varietal wines in general, and certain varietal wines in particular, in its major export markets, principally the United States, Europe, Asia and Canada. The Company has tailored its new grape plantings to respond to this trend. In addition, the Company has experienced a shift towards the consumption of wines from the New World including wines from Australia, Chile, the U.S., South Africa and Argentina.



ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

         The Company is managed by a Board of Directors consisting of seven directors. The entire Board of Directors is elected every three years at an annual general shareholders' meeting. Directors are not subject to term limits. If a vacancy occurs, the Board of Directors elects a temporary director to fill the vacancy until the next regularly scheduled meeting of shareholders in which Directors are elected, and at which time the entire Board of Directors will be elected for a new three year term. The Company's By-Laws provide that directors need not be shareholders.

         The following table lists each director of the Company, his current position, his age at May 31, 2003, years with the Company and year of appointment to the Board of Directors:

                                                                                     Years with     Current
                                                                   Age at May 31,       the         Position
Name                                              Position              2003          Company      Held Since
----                                              --------         -------------     ----------    ----------
Directors:
Alfonso Larrain Santa Maria..................     Chairman               66              33           1998
Rafael Guilisasti Gana.......................     Vice Chairman          49              24           1998
Sergio Calvo Salas...........................     Director               80              22           1980
Mariano Fontecilla de Santiago Concha........     Director               78              28           1995
Francisco Marin Estevez......................     Director               64              20           1982
Eduardo Morande Fernandez....................     Director               72              17           1985
Albert Cussen Mackenna.......................     Director               52               5           1998

         The following provides biographical information about the directors of the Company.

Alfonso Larrain, Chairman
Joined the Company as a director in 1968. General Manager from 1973 to 1989 and Vice-Chairman from 1989 to 1998. In his long career at the winery, he has worked on implementing an aggressive policy of opening up new markets. When he became Chairman in September 1998, the Company's focus changed to one of enhancing its prestige in its major markets as a producer of fine wines. He is also director of Santa Emiliana and the Santiago Chamber of Commerce and is the President of Fundacion Cultura Nacional.

Rafael Guilisasti Gana, Vice Chairman
Vice Chairman of the Board since September 1998. Previously, Export Director of the Company, a position he held since 1985. During his service as Export Director, total exports of the company grew significantly, including from US$5 million to US$100 million in 1998. Since 1996, Mr. Guilisasti has been the President of the Exporters' Association. The Exporters' Association comprises approximately 85% of Chilean wineries and its goal is to promote Chilean wines in international markets and to monitor the political and legal aspects of the Chilean wine industry. He is general manager of Santa Emiliana and Chairman of Vina Almaviva.

Sergio Calvo Salas, Director
Mr. Calvo has broad experience in the brokerage business working at Irarrazabal & Rodriguez Corredores de Bolsa and White Weld & Co. President and Senior Partner at Compania Minera de Exportacion between 1957 and 1977. Director of Embotelladora Andina during 1969-1970 and 1973-1974. Acquired and currently acts as President of Metalurgica Manlac S.A. Director of the Company since 1980. He is also a director of Santa Emiliana.

Mariano Fontecilla De Santiago Concha, Director
Law studies. Former Chilean ambassador to Norway, Spain and Italy. Direct descendant of the first Marques de Casa Concha and of the founder of the Company, Don Melchor de Concha y Toro. Made an honorary member of the Chilean Brotherhood of Wine for his contribution to Chilean wines. Director of the Company for several periods, initially in 1949 yet most recently since 1995. President of Santa Emiliana since 1998.

Francisco Marin Estevez, Director
Agricultural Engineer. Broad experience in the private sector. He has served as director of the Company since 1982.

Eduardo Morande Fernandez, Director
Agriculturist, joined Industria Corchera in 1951. Contributed to the development of Industria Corchera and forged Industria Corchera's association with Amorim, he is currently the President of Industria Corchera. Director of the Company since 1985.

Albert Cussen Mackenna, Director
Civil Engineer, broad experience in the financial sector. Operations Manager, Commercial Manager and Planning and Development Manager of Banco Santiago from 1978 to 1986. CEO of AFP Provida S.A. between 1986 and 1996 and CEO of Cruz Blanca S.A. between 1996 and 1997. CODELCO CFO between 1997 and 1999 and CEO of Madeco between 1999 and 2002. Member of the Latin America Advisory Committee to the Board of the New York Stock Exchange. Director of the Company since 1998.

Executive Officers

         The following table lists each executive officer of the Company, his current position, his age at May 31, 2003, years with the Company and year of appointment as an executive officer:

                                                                              Age at        Years        Current
                                                                              May 31,      with the     Position
Name                                 Position                                  2003        Company     Held Since
----                                 --------                                 ------       -------     ----------
Eduardo Guilisasti Gana..........    General Manager (Chief Executive           50            24          1989
                                     Officer)
Goetz Von Gersdorff..............    Technical Director                         75            40          1993
Andres Larrain Santa Maria.......    Agricultural Manager                       64            29          1978
Carlos Saavedra Echeverria.......    Engineering and New Projects Manager       58            29          1992
Osvaldo Solar Venegas............    Administration and Finance Manager         41            15          1992
                                     (Chief Financial Officer)
Cristian Ceppi Lewin.............    Export Manager South Zone                  36            12          2001
Thomas Domeyko Cassel............    Export Manager North Zone                  36             9          2001
Jose Antonio Manasevich G........    Operations Manager                         37            10          1996
Carlos Halaby R..................    Oenology Manager                           50            13          1997
Daniel Duran Urizar..............    Technology and Information Manager         31             8          2001

The following provides biographical information about the executive officers of the Company.

Eduardo Guilisasti Gana, Chief Executive Officer
Civil Engineer. Joined the Company in 1978 as Commercial Manager. Appointed CEO in 1989. Under his leadership the Company initiated a broad vineyard and cellar-oriented investment plan and expansion in the export markets. In the past decade the market value of the Company has increased ten-fold. Other highlights of this period include the Company's consolidation of a worldwide sales network that includes 95 countries and the strengthening of the leadership position in the sale of fine wines in each market segment. In addition, through the adoption of viticulture research and technology, the winery has transformed into a leader in the industry. He is a director of Vina Almaviva.

Goetz Von Gersdorff, Technical Director
Oenologist. Following his studies and practical experience in Germany and oenology positions at two Chilean wineries, Goetz Von Gersdorff joined the Company in 1962 as head oenologist. Throughout his long career, he has participated in the creation of new premium and sparkling wines. He has been Technical Director since 1993 and oversees the quality control of wines as well as the technical progress and development of the Oenology Department.

Andres Larrain Santa Maria, Agricultural Manager
Agriculture Manager since 1978 and responsible for advancing new grape-types and plantings as well as running of every vineyard. Directs a multidisciplinary team including executives, technicians, administrative staff and skilled labor. He is a director of Fruticola.

Carlos Saavedra Echeverria, Engineering and New Projects Manager
Began his career in charge of the Company's Imports Division in 1973. Appointed head of the Supply, Maintenance and Haulage Department in 1974. Contributed to the planning of the Pirque bottling plant. Appointed Production Manager in 1992. In 1997, he was appointed Engineering and Projects Manager.

Osvaldo Solar Venegas, Chief Financial Officer
Commercial Engineer. Has been in charge of financial matters since 1992, initially as Financial Manager and since September 1996, as Administration and Financial Manager. Duties include managing and developing the financial information, human resources, accounting and administrative divisions. He is a director of Industria Corchera.

Cristian Ceppi Lewin, Export Manager South Zone
Commercial Engineer. Began his career at the Company as Product Manager for the Fressco and Tocornal ranges. Assumed the position of Marketing Sub-Manager for liqueurs and in 1992 became Marketing Sub-Manager for popular wines. Held the position of Marketing Manager from 1994 to 1996. Commercial Manager until assuming the position of General Manager at Comercial Peumo S.A. In December 2000, he was appointed Export Manager for the South Zone.

Thomas Domeyko Cassel, Export Manager North Zone
Commercial Engineer. Joined the Company in January 1994 as Deputy CFO. Appointed International Business Manager in 1996. Moved to Mendoza, Argentina in 1997 as General Manager of Vina Trivento. Appointed Export Manager for the North Zone in December 2000.

Jose Antonio Manasevich, Operations Manager
Civil Engineer. Joined the Company as financial analyst in 1992. Became Sub-Manager of Planning and Development before assuming the position of Operations Sub-Manager. Operations Manager since 1996. Responsibilities include the logistical processes of supply, bottling and client dispatch. He is a director of Industria Corchera.

Daniel Duran, Information Technology Manager
Civil Engineer. Joined the Company in 1995 as planning and development projects analyst. Sub-Manager of Logistics and Sub-Manager of Planning and Projects since 1998. Information Technology Manager since May 2001. Responsible for development and implementation of technology solutions.

Carlos Halaby, Oenology Manager
Oenologist. Distinguished by the National Association of Winemaking Agronomy Engineers in Chile for presenting the "Best Viticulture Dissertation of 1980," Carlos Halaby joined the Company in 1990. After a decade with the Company and serving as head winemaker for fine wines until March 2000, he assumed the position of Oenology Manager. Technical and administrative responsibility for the Company's Oenology Area.

Director and Officer Compensation

         In accordance with the Company's By-Laws, directors' compensation for any given fiscal year is determined annually at the general shareholders' meeting occurring in the immediately following fiscal year. Compensation paid in 2002 in respect of 2001 equaled 3.5% of the net profits of the Company.

         The following table sets forth the compensation paid to each of the directors of the Company in 2002.

                      Directors' Compensation Paid in 2002
                                                                  Total
                                                               Compensation
                                                               ------------
                                                           (in thousands of Ch$)
         Attendance:
         Alfonso Larrain Santa Maria......................         66,144
         Rafael Guilisastti Gana..........................         66,144
         Sergio Calvo Salas...............................         66,144
         Mariano Fontecilla de Santiago Concha............         66,144
         Francisco Marin Estevez..........................         66,144
         Eduardo Morande Fernandez........................         66,144
         Albert Cussen Mackenna...........................         66,144
         Remuneration:

         Alfonso Larrain Santa Maria......................         70,175


         Remuneration Directors Committee:

         Rafael Guilisastti Gana..........................            571

         Francisco Marin Estevez..........................            652

         Albert Cussen Mackenna...........................            734

                Total.....................................        535,140
                                                                  =======

         In 2002, aggregate compensation paid by the Company to all directors and executive officers of the Company and subsidiaries was approximately Ch$1,970 million.

Board Practices

         Members of the current Board of Directors were elected at the annual general shareholders' meeting held on April 29, 2002, and will serve until April 2005, assuming no vacancies occur. The Company's executive officers are appointed by the Board of Directors and hold office at the discretion of the Board.

         There are no service contracts between the directors of the Company and the Company or any of its subsidiaries providing for benefits upon termination of a director's employment.

         In compliance with the current rules and regulations, a Directors' Committee was established at the Company, on May 23, 2001. The Committee's members are Albert Cussen Mackenna, Rafael Guilisasti Gana and chairman Francisco Marin Estevez. Company attorney, Alfonso Canales Undurraga also took part in Committee meetings in the capacity of secretary.

The Directors' Committee met eight times in 2002. The most important issues discussed by the Committee involved:

         o Assessment of the External Auditor's reports on the Company, the balance sheet and other financial statements put forward by management;

         o The proposal of external auditors and credit risk rating companies to be proposed to the shareholders;

         o Examination of background information on business operations conducted during the year relating to articles 44 and 89 of the Corporations Law and, for the same purpose, review of the auditor's report commissioned by the Committee;

         o Examination of the system of compensation for managers and senior management;

         o Analysis of in-house control systems used at the Company, including its affiliated companies.

         o Report on activities proposed in the 2001 Letter to the General Manager.

         o        Preliminary audit report for the fiscal year 2002.

         o        Contracting of specialists for the Board of Directors
                  Committee.

         An annual budget for Committee operations of Ch$20 million was approved at the Ordinary Shareholders' Meeting. During 2002, the Committee contracted the services of independent consultants amounting to Ch$11,244 thousand.

         The Company is subject to United States securities laws, including the Sarbanes-Oxley Act of 2002, passed into law in 2002 to restore investor confidence in the wake of several unprecedented corporate scandals and collapses. The Sarbanes-Oxley Act's provisions are wide ranging and include provisions affecting disclosures by public companies and corporate governance.

         The integrity of management and auditors is at the heart of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act will eventually require listed companies to have an audit committee composed of independent directors. It also promotes auditor independence by prohibiting auditors from providing certain non-audit services whilst conducting audits. The Company's existing oversight and corporate governance practices, in many respects fully honor the spirit and requirements of the Sarbanes-Oxley Act reforms. The Company has long had an Audit Committee in place that it believes is independent and intends, as the Sarbanes-Oxley Act requirements come into force, to maintain this independence. Auditor independence has been strengthened with the adoption by the Company of an Auditor independence policy.

         The Company's Board of Directors is committed to implementing measures that will promote investor confidence and market integrity. In response to the Sarbanes-Oxley Act, the Company has formalized a methodology to ensure accuracy and completeness of information disclosed to the market. The Company is committed to complying with the laws and regulations applicable in all countries in which the Company operates. Upon enactment of new laws and regulations resulting from, or coming into force of the provisions of the Sarbanes-Oxley Act, the Company will adjust its corporate governance structure in a way so as to ascertain full compliance.

Employees

         As of December 31, 2000, 2001 and 2002, the Company had 1,490, 1,495 and 1,483 employees, respectively. Of the work force at December, 2002, 579 were laborers and 904 held administrative and sales positions. The Company also hires temporary workers during the harvesting season, which in 2002 averaged 997 temporary workers.

         Eleven labor unions represent an aggregate of approximately 433 of the Company's employees (approximately 78 administrative employees, 46 sales employees, and 309 plant employees). Labor relations with unionized personnel are governed by collective bargaining agreements negotiated in 2001 that expire in 2004, 2008 and 2009. During 2001, the Company negotiated collective bargaining agreements with three of the labor unions. During 2002, the collective union contract with Comercial Peumo expired but it was renewed until June 30, 2003. The Company believes that it currently has a good working relationship with its labor unions; however, the Company is unable to predict the outcome of any future negotiations with such labor unions.

         In certain circumstances, the Company pays severance benefits equivalent to five labor days for each year of services rendered by the employee. The Company has agreed with 2 labor unions (representing 122 of its workers) to pay such severance benefits to their members in all circumstances. Additionally, the Company has agreed with the 18 employees covered by one collective bargaining agreement to pay the equivalent of one month's salary for each year of service. Under Chilean law, all employees who are terminated for reasons other than misconduct are entitled to the basic payment of one month's salary for each year worked, or six-month portion thereof, subject to a limit of 11 months' severance pay for employees hired after August 4, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limit.

         The Company does not maintain any pension or retirement programs for its employees. Workers in Chile are covered by a national pension law which establishes a system of independent pension plans administered by the Administradoras de Fondos de Pensiones ("Pension Fund Administrators"). The Company has no liability for the performance of the pension plans or any pension payments to be made to the employees in Chile.

         All employees, including management, are entitled to a discount of 30% off the retail price on wine purchases from Company-owned facilities. Each employee may buy no more than 2 cases per month.

         All of the Company's administrative employees participate, directly or indirectly, in an annual bonus pool equal to 4.0% of net profits in proportion to their salary. Executive officers and assistant managers share, directly or indirectly, in an additional pool whereby each executive officer and manager receives 0.1% and 0.038% of net profits, respectively.

Share Ownership

         The following table reflects the number of shares owned indirectly by the directors and executive officers and their percentage ownership of the Company at June 17, 2003. Executive officers not listed do not own Shares.

                           Share Ownership of Directors and Senior Management(1)

                                                                 No. of Shares           % of Total
                                                                     Owned          Subscribed Shares(2)
                                                                 -------------      --------------------
Eduardo Guilisasti Gana(3)...............................          166,617,323              23.2%
Rafael Guilisasti Gana(3)................................          165,354,969              23.0%
Alfonso Larrain Santa Maria(4)...........................           74,338,721              10.3%
Francisco Marin Estevez(5)...............................           63,952,556               8.9%
Mariano Fontecilla de Santiago Concha(6).................           26,822,245               3.7%
Sergio Calvo Salas(7)....................................           18,503,632               2.6%
Eduardo Morande Fernandez(8).............................           14,455,303               2.0%
Goetz Von Gersdorff(10)..................................              134,478                 -(9)
Osvaldo Solar Venegas(11)................................               32,868                 -(9)
Albert Cussen Mackenna...................................                1,100                 -(9)
Directors and Executive Officers in the aggregate........          367,715,654              51.1%

------------------------------
(1) Calculated on the basis of 719,170,735 outstanding shares on June 17, 2003.

(2) Shares held indirectly through investment companies and not individually owned.

(3) Eduardo Guilisasti Gana, Rafael Guilisasti Gana, Jose Guilisasti Gana and Pablo Guilisasti Gana (collectively, the "Family Principal Shareholders") are the sons of Mr. Eduardo Guilisasti Tagle, the former Chairman of the Company. Mr. Eduardo Guilisasti Tagle died on August 20, 1998. The shares attributed to each Family Principal Shareholder include 80,888,538 and 81,609,003 shares held by Inversiones Totihue S.A. ("Totihue") and Rentas Santa Barbara S.A. ("Santa Barbara"), respectively, as well as shares held directly or indirectly by members of such Family Principal Shareholder's immediate family and affiliated entities. Totihue and Santa Barbara are controlled by the Family Principal Shareholders pursuant to powers of attorney granted by the board of directors of Totihue and Santa Barbara. Each power of attorney grants any two Family Principal Shareholders, acting together, the power to, among others, vote or direct the voting of, or dispose or direct the disposition of, the shares held by Totihue or Santa Barbara, as the case may be. Mr. Eduardo Guilisasti Gana is the Company's General Manager and Mr. Rafael Guilisasti Gana is the Company's Vice Chairman. The address for Mr. Eduardo Guilisasti Gana and Mr. Rafael Guilisasti Gana is c/o Vina Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The other Family Principal Shareholders, Messrs. Jose Guilisasti Gana and Pablo Guilisasti Gana, are neither directors nor executive officers of the Company. The address for Messrs. Jose Guilisasti Gana and Pablo Guilisasti Gana is c/o Fruticola Viconto S.A., Barros Errazuriz 1968, Piso 10, Providencia, Santiago, Chile.

(4) Mr. Alfonso Larrain Santa Maria is the Company's Chairman of the Board. The number of shares attributed to Mr. Larrain includes 124,592 shares held by his brother, Andres Larrain Santa Maria, shares held by other members of his family and affiliated entities, and also includes 29,954,278 shares held by Fundacion Cultura Nacional ("Cultura Nacional"). Cultura Nacional is a Chilean non-profit institution which primarily funds grade school religious education. Mr. Alfonso Larrain Santa Maria is the Chairman of Cultura Nacional. Mr. Larrain's address is c/o Vina Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(5) Mr. Francisco Marin Estevez is a director of the Company. The number of shares attributed to Mr. Marin includes shares owned by members of his family and affiliated entities. Mr. Marin's address is c/o Vina Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(6) Mr. Mariano Fontecilla de Santiago Concha is a director of the Company. The number of shares attributed to Mr. Fontecilla includes shares owned by members of his family and affiliated entities. Mr. Fontecilla's address is c/o Vina Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(7) Mr. Sergio Calvo Salas is a director of the Company. The number of shares attributed to Mr. Calvo includes shares owned by members of his family and affiliated entities. Mr. Calvo's address is c/o Vina Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(8) Mr. Eduardo Morande Fernandez is a director of the Company. The number of shares attributed to Mr. Morande includes shares owned by members of his family and affiliated entities. Mr. Morande's address is c/o Vina Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(9)      Less than 1%.

(10) Mr. Goetz Von Gersdorff is the Company's technical director. The number of shares attributed to Mr. Von Gersdorff includes shares owned by members of his family and affiliated entities. Mr. Von Gersdorff's address is c/o Vina Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(11) Mr. Osvaldo Solar Venegas is the Company's Administration and Finance Manager. Mr. Solar's address is c/o Vina Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

         The Company's only outstanding voting securities are the shares of its Common Stock. According to the Company's shareholder records, the Company's 719,170,735 shares of Common Stock outstanding were held by 861 shareholders of record as of June 17, 2003. There are no differences in the voting rights of the shareholders.

         The principal shareholders of the Company are Rentas Santa Barbara S.A. ("Santa Barbara"), Inversiones Totihue S.A. ("Totihue"), the Bank of New York (according to Circular 1375 issued by the S.V.S. on February 12, 1998, hereinafter "Circular 1375 S.V.S.," which states that the Depositary shall be the shareholder of record of the shares underlying the ADS), AFP Provida S.A., AFP Habitat S.A., Fundacion Cultura Nacional ("Cultura Nacional"), Compania de Inversiones el Milagro ("El Milagro"), Constructora Santa Marta Ltda. ("Santa Marta"), AFP Santa Maria S.A., AFP Cuprum S.A., AFP Summa Bansander S.A., Inversiones Quivolgo S.A. ("Quivolgo"), La Gloria S.A. ("La Gloria"), Foger Soc. Gestion Patrimonial Ltda. and Inversiones El Maiten S.A. ("El Maiten").

          Santa Barbara and Totihue are investment companies controlled by Eduardo Guilisasti Gana, Rafael Guilisasti Gana, Jose Guilisasti Gana and Pablo Guilisasti Gana (collectively, the "Family Principal Shareholders"). El Milagro, Santa Marta, La Gloria, Quivolgo, Foger Soc. Gestion Patrimonial Ltda. and El Maiten are investment companies controlled by directors of the Company. All of the principal shareholders, with the exception of The Bank of New York (according to Circular 1375 S.V.S.) and the AFPs (Administradoras de Fondos de Pensiones, or "Pension Funds") are companies controlled by the directors or executive officers of the Company.

         For information concerning the beneficial ownership in shares of Common Stock of the Family Principal Shareholders and other Directors and Executive Officers of the Company, see Item 6 -- "Directors, Senior Management and Employees--Share Ownership."

         The following table sets forth certain information concerning direct ownership of the Company's Common Stock with respect to the principal holders of the outstanding subscribed shares of Common Stock.

                Direct Share Ownership of Principal Shareholders

                                                 As of December 31st,
                                   ----------------------------------------------------
                                             2001                       2002                    As of June 17, 2003
                                   ------------------------   -------------------------    ----------------------------
                                      No. of     % of Total      No. of      % of Total       No. of         % of Total
                                      Shares     Subscribed      Shares      Subscribed       Shares         Subscribed
Principal Shareholders                Owned        Shares        Owned         Shares         Owned            Shares
----------------------             -----------   ----------   -----------    ----------    -----------       ----------
Rentas Santa Barbara S.A.(2)        79,321,165      11.03%     81,609,003       11.35%      81,609,003          11.35%
Inversiones Totihue S.A.(2)         78,820,186      10.96%     80,888,538       11.25%      80,888,538          11.25%
The Bank of New York(1)            102,217,500      14.21%     66,600,100        9.26%      60,646,600           8.43%
AFP Provida S.A.(3)                 38,514,932       5.36%     42,026,137        5.84%      45,901,991           6.38%
AFP Habitat S.A.(3)                 32,808,877       4.56%     36,177,216        5.03%      44,863,295           6.24%
Fundacion Cultura Nacional(4)       35,000,000       4.87%     35,000,000        4.87%      29,954,278           4.17%
Cia. De Inversiones El Milagro(5)   22,490,664       3.13%     24,041,608        3.34%      24,041,608           3.34%
Constructora Santa Marta Ltda.(6)   21,457,885       2.98%     21,457,885        2.98%      21,457,885           2.98%
AFP Santa Maria S.A.(3)             15,358,108       2.14%     17,241,884        2.40%      20,599,808           2.86%
AFP Cuprum S.A.(3)                  18,277,201       2.54%     21,765,956        3.03%      20,509,376           2.85%
AFP Summa Bansander S.A.(3)         13,159,070       1.83%     21,665,344        3.01%      18,866,912           2.62%
Inversiones Quivolgo S.A.(7)        14,522,723       2.02%     17,596,855        2.45%      17,607,858           2.45%
La Gloria S.A.(7)                   14,900,000       2.07%     15,405,000        2.14%      15,405,000           2.14%
Foger Soc. Gestion Patrimonial
Ltda.(6).                           12,352,442       1.72%     13,896,263        1.93%      13,896,263           1.93%
Inversiones El Maiten S.A.(8)       12,575,736       1.75%     12,952,466        1.80%      13,094,621           1.82%

Total Largest 15 Shareholders      511,776,489      71.16%    508,324,255       70.68%     509,343,036          70.82%

Other Shareholders                 207,394,246      28.84%    210,846,480       29.32%     209,827,699          29.18%

Total                              719,170,735     100.00%    719,170,735      100.00%     719,170,735         100.00%

---------------------------------

(1)  Depositary Bank for the ADS.
(2) Investment Company controlled by the Guilisasti Family ("Family Principal Shareholders").
(3)  Chilean Pension Fund.
(4) Cultura Nacional is a Chilean non profit institution. Shares are attributed to Mr. Alfonso Larrain, its Chairman.
(5)  Investment Company controlled by Mr. Mariano Fontecilla de Santiago Concha.
(6)  Investment Company controlled by Mr. Francisco Marin Estevez.
(7)  Investment Company controlled by Mr. Alfonso Larrain Santa Maria.
(8)  Investment Company controlled by Mr. Sergio Calvo Salas.


         In August 1999, members of the Guilisasti family and other affiliated parties entered into a Shareholders' Agreement relating to, among others, the transfer and voting of Common Stock. An English translation of such Shareholders' Agreement is filed as Exhibit 3.4 to this Annual Report.

         Pursuant to the Shareholders' Agreement, each party that is a holder of Common Stock agreed to provide to Totihue and Santa Barbara the right to purchase all or part of any shares the selling shareholder wishes to sell from time to time. In addition, both Santa Barbara and Totihue agreed to provide to one another rights to purchase all or part of any Common Stock it wishes to sell from time to time. Santa Barbara and Totihue will have 30 days from the date of receipt of notice of the proposed sale to accept the offer (in whole or in part) to purchase the selling shareholder's Common Stock subject to the proposed sale.

         The preferential purchase rights of Santa Barbara and Totihue described above are applicable in the case of transfer of subscription rights of shareholders party to the Shareholders' Agreement resulting from a capital increase, as well as in the case of issuance of capital stock in the event of a merger or split-off. The preferential purchase rights of Santa Barbara and Totihue are not applicable to a transfer of Common Stock to certain persons, including subsidiaries in which the transferor controls 75% or more of such subsidiary's capital stock, and direct ascendants and descendants of such transferor.

         The Shareholders' Agreement is of indefinite duration and may be modified or terminated pursuant to a written agreement signed by the shareholders party to the Shareholders' Agreement holding no less than 75% of the Common Stock subject to the Shareholders' Agreement.

         According to information made available to the Company, at June 17, 2003, there were a total of 1,212,932 ADS outstanding representing 60,646,600 or 8.43% of the total shares of Common Stock of the Company at such date.

Related Party Transactions

         In the ordinary course of its business, the Company engages in transactions with its affiliates. In addition, the Company has engaged in transactions with directors and executive officers of the Company. The principal transactions with such related parties during the last three fiscal years are as follows:

         Santa Emiliana. Santa Emiliana is a Chilean corporation (sociedad anonima abierta) which produces wines for export and domestic markets and is listed in the Chilean Exchanges. Santa Emiliana was originally a subsidiary of the Company until 1986 when the Company distributed shares of Santa Emiliana to the Company's then existing shareholders. Although Santa Emiliana is a separate corporation, the Company and Santa Emiliana remain under common control. Certain of the principal shareholders of the Company own directly and indirectly approximately 58.3% of Santa Emiliana's outstanding capital stock and, additionally, the Company and Santa Emiliana have other common shareholders. Santa Emiliana's seven member Board of Directors includes three of the Company's seven directors (Alfonso Larrain Santa Maria, Mariano Fontecilla de Santiago Concha and Sergio Calvo Salas). Santa Emiliana and the Company have various business dealings, the most significant of which are described below.

         The Company has a license from Santa Emiliana to use Santa Emiliana's brand name in Chile. The Company bottles (or packages in Tetra Brik containers) and sells in Chile for its own account a portion of its varietal wine production under Santa Emiliana's labels. The Company pays licensing fees to Santa Emiliana for the use of its labels. Licensing fees are based on the Company's gross revenues from sales of wines under Santa Emiliana's labels.

         Santa Emiliana does not have its own bottling facilities. Pursuant to a contract with Santa Emiliana, the Company bottles wine produced by Santa Emiliana. This wine is sold by Santa Emiliana in export markets for its own account under Santa Emiliana's labels. The Company receives a per bottle fee for bottling services provided to Santa Emiliana. This fee is for the same amount as the Company would charge to an unrelated wine producer for bottling services. With the Company's consent, Banfi, the Company's exclusive distributor in the United States, also acts as the exclusive distributor for Santa Emiliana's wines in the United States. In April 2003, the Board approved the subscription of a new bottling contract between Concha y Toro and Santa Emiliana for an estimated amount of Ch$4,700 million for the first year. This operation, according to the Directors' Committee reflects market conditions.

         With the Company's consent, Banfi, the Company's exclusive distributor in the United States, also acts as the exclusive distributor for Santa Emiliana's wines in the United States.

         In 2002, the Company recognized Ch$3,840 million in revenues from Santa Emiliana, or 3.0% of total revenues, including mainly revenues from sales in bottling fees and administrative services. In 2002, the Company paid Santa Emiliana Ch$378 million in licensing fees. The Company recognized revenues from Santa Emiliana of Ch$3,886 million in 2001 and Ch$3,905 million in 2000. The Company paid Santa Emiliana Ch$512 million in 2001 and Ch$529 million in 2000 in licensing fees.

         From time to time, the Company engages in other transactions with Santa Emiliana, including purchases of wine in bulk at market prices, grapes and other raw materials. In 2002, 2001 and 2000 total purchases from Santa Emiliana totaled Ch$699 million, Ch$976 million and Ch$2,091 million, respectively.

         Fruticola. Fruticola is the Company's principal customer for fruit. In 2002, 2001, and 2000, the Company sold Ch$392 million, Ch$301 million and Ch$383 million, respectively, of fruit to Fruticola for export. In addition, Fruticola rents a floor from the Company in Santiago at market rates. The Company also purchases grapes from Fruticola for vinification. In 2002, 2001 and 2000, the Company purchased Ch$211 million, Ch$186 million and Ch$317 million of grapes from Fruticola, respectively. Fruticola is a Chilean corporation (sociedad anonima abierta) listed on the Chilean Exchanges. Fruticola was formerly a subsidiary of the Company until 1986 when the Company distributed Fruticola shares to the Company's then existing shareholders.

         The Company and Fruticola are under common control. One of the Company's seven directors is a member of Fruticola's seven-member Board of Directors (Rafael Guilisasti Gana). Mr. Andres Larrain Santa Maria, the Company's Agricultural Manager, and Mr. Felipe Larrain Vial, son of the Company's Chairman, are also directors of Fruticola. Certain Principal Shareholders directly and indirectly own approximately 53% of the outstanding common stock of Fruticola.

         Industria Corchera. In November of 2000, the Company acquired 49.6% of the capital stock of Industria Corchera through a direct purchase of shares from Quivolgo, Totihue and two investment companies controlled by a director of the Company. Based on a prior economic valuation of Industria Corchera by PriceWaterhouse, the Company invested a total of US$6 million. The purchase price will be paid in five annual installments with the last installment due in 2005. The liability is expressed in U.S. dollars and accrues interest at an annual interest rate of Libor - 1%. In November 2002, with the acquisition of 4,818 shares, representing 0.24% of the capital stock of Industria Corchera, the Company increased its ownership in Industria Conchera to 49.84%.

         Industria Corchera is the primary cork supplier for the Company. The Company purchased Ch$4,992 million, Ch$3,600 million and Ch$3,646 million of cork and other raw material from Industria in 2002, 2001 and 2000, respectively. The Company believes that the price and terms it receives from Industria Corchera are equivalent to those available from its other cork suppliers. The Company and Industria Corchera have one director in common, Mr. Eduardo Morande Fernandez. Mr. Osvaldo Solar Venegas, the Company's CFO, is a director of Industria Corchera.

         Vina Almaviva. Vina Almaviva is a 50-50% joint venture company between the Company and Baron Philippe de Rothschild. The Company purchases from Almaviva used French oak barrels (used during one aging season) and the Almaviva wine that is sold in Chile through Distribuidora Peumo. Total purchases from Almaviva in 2002, 2001, and 2000 were Ch$252 million, Ch$111 million and Ch$135 million, respectively. In addition, the Company sells to Almaviva raw materials and services. Sales to Almaviva totaled in 2002, 2001, and 2000, Ch$302 million, Ch$239 million and Ch$176 million, respectively. In 2001, the Company sold a piece of land to Vina Almaviva. The price was Ch$1,074 million and was paid in cash at the date of the transaction.

         Transactions with Directors and Executive Officers. The Company purchases small quantities of grapes, plants and other services from entities in which several of its directors, executive officers or members of their families have interests. In 2002, 2001, and 2000, the Company purchased an aggregate of approximately Ch$464 million, Ch$649 million and Ch$598 million, respectively, of such goods and services from such entities.

         Other. Article 89 of the Chilean Corporation Law requires that the Company's transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Corporation Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the board of directors has been informed of such director's interest and the terms of such transactions are similar to those prevailing in the market. Chilean law requires that an interested director abstain from voting on such a transaction. See "Item 10 -- Directors" for further information relating to conflict of interest transactions. Resolutions approving such transactions must be reported to the Company's shareholders at the next shareholder's meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to the Company and shareholders or interested third parties who suffer losses as a result of such violation. The Company believes that it has complied with the requirements of Article 89 and Article 44 in all transactions with related parties during fiscal year 2002.

For additional information concerning the Company's transactions with affiliates and other related parties, see Note 6 to the Consolidated Financial Statements.


ITEM 8:  FINANCIAL INFORMATION

         See Item 18 -- "Financial Statements" and the financial statements referred to therein for consolidated financial statements and other financial information. For information on legal or arbitration proceedings, See Item 10 -- "Additional Information -- Legal Proceedings and Arbitration." For a discussion on the Company's policy on dividend distributions, See Item 10 -- "Additional Information -- Policy on Dividend Distributions." For information regarding the total amount of export sales and the percent and amount of export sales in the total amount of sales, See Item 5 -- "Operating and Financial Review and Prospects- Operating Results."

ITEM 9:  THE OFFER AND LISTING

         Prior to the offerings of the ADS and the shares of Common Stock in October 1994, there was no public market for such securities in the United States. The Common Stock is currently traded on the Chilean Exchanges. In 2002, trading on the Santiago Stock Exchange accounted for approximately 60% of the trading volume of the Common Stock. The ADS are listed on the New York Stock Exchange and trade under the symbol "VCO."

         The tables below show, for the periods indicated, high and low closing sale prices of a share of Common Stock in nominal Chilean pesos and the quarterly shares trading volume of the Common Stock on the Santiago Stock Exchange. The U.S. dollar figures reflect, for the periods indicated, actual high and low closing prices for the ADS on the New York Stock Exchange in the United States. The ADS may or may not actually trade at 50 times the price per share. See Item 3 -- "Key Information -- Exchange Rates" for the exchange rates applicable during the periods set forth below. The following information is not restated in constant Chilean pesos.

                     Annual High and Low Closing Sale Prices

                                     Chilean Pesos          U.S. Dollars Per
                                     Per Shares(2)                ADS(3)
                                   -----------------       ------------------
Year Ended December                High         Low        High          Low
-------------------                -----       -----       -----        -----
1998                               305.0       190.0       35.88        18.50
1999                               420.0       220.0       39.94        23.63
2000                               452.0       370.0       43.50        35.00
2001                               650.0       470.0       48.10        35.00
2002                               500.0       410.0       38.30        28.05



                   Quarterly High and Low Closing Sale Prices

                                          Chilean Pesos       U.S. Dollars Per
                                          Per Shares(2)            ADS(3)
                                        ----------------      -----------------
                          Share
Year       Quarter     Volume(ooo)(1)   High        Low       High        Low
----     -----------   -----------      -----      -----      -----      ------
2000
         1st Quarter     17,150.82      452.0      370.0      43.50      36.88
         2nd Quarter      7,233.79      410.0      380.0      40.06      35.94
         3rd Quarter     14,992.94      430.0      375.0      38.19      35.00
         4th Quarter      7,658.36      445.0      410.0      39.13      36.25
2001
         1st Quarter      5,215.19      530.0      435.0      45.00      38.13
         2nd Quarter      2,776.29      583.5      480.0      48.10      39.75
         3rd Quarter      5,981.01      650.0      550.0      47.05      40.50
         4th Quarter      5,290.55      573.0      470.0      42.13      35.00
2002
         1st Quarter      5,465.28      500.0      410.0      38.30      30.91
         2nd Quarter     14,878.88      483.0      438.0      36.15      32.85
         3rd Quarter     20,344.59      475.7      420.0      33.05      28.05
         4th Quarter     11,691.66      494.0      425.0      31.92      28.45
2003
         1st Quarter      7,412.88      500.0      475.0      34.40      31.65

                    Monthly High and Low Closing Sale Prices

                                                      Chilean Pesos       U.S. Dollars Per
                                                      Per Shares(2)            ADS(3)
                                                    ----------------      ----------------
                                    Share
            Month Ended         Volume (ooo)(1)     High        Low       High        Low
           -------------        ------------        -----      -----      -----      -----
           December 2002           3,840.48         494.0      445.0      34.60      31.45
           January 2003            2,700.56         496.0      480.0      34.40      32.70
           February 2003           2,272.46         500.0      485.0      34.30      31.97
           March 2003              2,439.84         485.0      475.0      33.18      31.65
           April 2003              3,176.35         550.0      482.0      39.50      33.05
           May  2003               6,190.35         600.0      525.0      42.95      37.01

---------------------------
(1) Source: Santiago Stock Exchange.
(2) Source: Santiago Stock Exchange. Chilean pesos per Share reflect nominal price at trade date.
(3) Source: Monthly Report-The Bank of New York. Reflects actual high/low closing prices.


According to the Company's records, as of June 17, 2003, there were 861 holders of record of the Common Stock. Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.



ITEM 10: ADDITIONAL INFORMATION

Legal and Arbitration Proceedings

         The Company is not involved in any litigation or arbitration proceedings which, if determined adversely to the Company, individually or in the aggregate, would have a material adverse effect on the Company and its subsidiaries taken as a whole, nor to the Company's knowledge, are any such proceedings threatened.

Estatutos (By-Laws)

         The following is a summary of certain information regarding the Company's By-Laws and provisions of Chilean law. This summary is not complete. For a complete overview of the provisions of the By-Laws discussed in this summary, you are encouraged to read the Company's By-Laws, filed as Exhibit 1.1 to this Annual Report.

         Registration and corporate purposes. The Company is a corporation (sociedad anonima abierta) organized by means of a public deed (escritura publica) dated December 31, 1921, the abstract of which was recorded on Page 1051, Number 875, of Santiago's Registry of Commerce in 1922 and published in Chile's Official Gazette on November 6, 1922. Its existence was approved by a Supreme Decree Number 1556, dated October 18, 1922. After corporate amendments were made, the Company's public deed was recorded on Page 15,664, Number 12,447 of Santiago's Registry of Commerce in 1999 and recorded at Chile's Securities Registry of the Superintendency of Securities under No. 0043 on June, 14, 1982. As set forth in Article 2 of the Company's By-Laws, the purposes of the Company are: the operation and marketing of the wine-making industry in all its forms and all its distinct phases, whether with its own stock or stock purchased from third parties; the operation of agricultural real estate owed by the Company or leased from third parties; and the carrying out of real estate investments including acquiring, transferring and constructing real estate, either with its own personnel or through third parties.

         Directors. Under the Chilean Corporation Law, a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest (a conflicting interest transaction) without prior approval by the Board of Directors, and only if the terms of the conflicting interest transaction are similar to those of an arm's length transaction.

         If the conflicting interest transaction involves a "material amount," the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm's length transaction. A conflicting interest transaction is deemed to involve a "material amount" if the amount involved is both greater than 2,000 Unidades de Fomento (as of June 17, 2003, approximately US$47,850) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of June 17, 2003, approximately US$478,500) regardless of the size of the transaction. If the Board of Directors believes that it is not possible to ascertain whether the conflicting interest transaction is similar to an arm's length transaction, it may reject the conflicting interest transaction, or appoint independent advisors to make such a determination. If the Board appoints independent advisors, the report prepared by the advisors must be made available to the shareholders and the Board of Directors for 20 business days from the date the report was received from the independent advisors.

         The shareholders will be notified in writing of the receipt of the report. After this period the Board may approve or reject the subject transaction, but the Board is not required to follow the independent advisors' conclusion. The Board may treat the conflicting interest transaction and the report as confidential information. Shareholders representing at least 5% of the voting shares of the Company may request the Board to call a shareholders' meeting in order to approve or reject the conflicting interest transaction by a two-thirds majority of the outstanding voting shares.

         Interested directors are excluded from all decisions of the Board relating to the conflicting interest transaction. All decisions adopted by the Board in respect of the conflicting interest transaction must be reported in the following shareholders' meeting. The controller of the corporation or the related party who intends to enter into the conflicting interest transaction shall make available to the Board of Directors, at the time the transaction is being considered by the Board, all information relating to the transaction filed with any non-Chilean regulatory entities or stock exchanges. If a suit for damages arises from such a transaction, the defendant (i.e., one or more directors, the controller, a related party, or all of the foregoing) bears the burden of proof that the transaction was on terms equally or more beneficial to the corporation than an arm's length transaction, unless the conflicting interest transaction had been previously approved by the shareholders.

         The amount of any director's remuneration is established each year at the annual shareholders' meeting. Directors are not entitled to vote on any proposal relating to compensation for themselves or any member of the Board.

         Directors are forbidden from borrowing or otherwise making use of corporate money or assets for their own benefit, unless previously authorized by the Board of Directors. Directors are also prohibited from borrowing or otherwise making use of corporate money or assets for the benefit of companies in which such directors are either directors or owners of a 10% interest or more, unless previously authorized by the Board of Directors. Directors who receive such loans are excluded from voting on that matter. However, shareholders' authorization is not required if authorized by the Board of Directors. These rules can only be modified by law.

         It is not necessary to hold shares of the Company to be elected a director, and there is no age limit established for the retirement of directors.

         Rights, preferences and restrictions regarding shares. At least thirty percent of the Company's annual net income calculated in accordance with Chilean GAAP is required to be distributed in cash to the shareholders, unless the shareholders unanimously decide otherwise. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate By-Laws, by the vote of a majority of the voting stock issued), or to pay future dividends.

         Compulsory minimum dividends become due thirty days after the date on which the shareholders meeting has approved the distribution of profits for that fiscal year. Any additional dividends approved by the shareholders become due on the date set by the shareholders or the Board of Directors.

         Dividends are to be paid quarterly and whenever the corporate treasury has accumulated sufficient funds to pay shareholders the equivalent of at least 5% of the book value of their stock. Accrued dividends that corporations fail to pay or make available to their shareholders within certain periods are to be adjusted from the date on which those dividends became due and that of actual payment. Overdue dividends will accrue annual interest established for adjustable operations over the same period.

         Dividends and other cash benefits unclaimed by shareholders after five years from the date on which they became due will become the property of the Chilean Fire Department.

         The Company has only one class of shares and, therefore, there are no preferences or limitations on the voting rights of shareholders. Each shareholder is entitled to one vote per share. In shareholders' meetings, determinations are generally made by a simple majority of shareholders entitled to vote. However, the Chilean Corporation Law provides that certain determinations require the vote of a two-thirds majority of the voting stock issued.

         The Company's directors are elected every three years and their terms are not staggered. Chilean law does not permit cumulative voting. However, shareholders may accumulate their votes in favor of just one person or distribute their votes to more than one person. In addition, by unanimous agreement of the shareholders present and entitled to vote, the vote may be omitted and the election made by acclamation.

         In the event of liquidation, the Chilean Corporation Law provides that corporations may carry out distributions to shareholders on account of a reimbursement of capital only after the payment of corporate indebtedness.

         There are no redemption or sinking fund provisions applicable to the Company, nor are there any liabilities to shareholders relating to future capital calls by the corporation.

         Under Chilean law, certain provisions affect an existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares. The Securities Market Law establishes that (a) any person who, directly or indirectly, (i) owns 10% or more of the subscribed capital of a corporation (the "majority shareholders") whose shares are registered in the Securities Registry of the Superintendency of Securities, or (ii) owns any such percentage because of the purchase of shares; and (b) all directors, the chief executive officer and the other principal officers of any corporation whose shares are registered with the Superintendency of Securities, regardless of the number of shares they own, must report any purchase or sale of shares made by such persons or entities within two business days of such transactions to the Superintendency of Securities and to each of the stock exchanges in Chile where such corporation has securities registered. In addition, majority shareholders must inform the Superintendency of Securities and the stock exchanges with respect to whether the purchase is aimed at acquiring control of the corporation or merely a financial investment.

         The Securities Market Law also provides that when one or more persons intend to take over a corporation subject to oversight by the Superintendency of Securities, they must give prior public notice. This notice must include the price to be offered per share and the conditions of the proposed transaction, including the expected manner of acquiring the shares.

         Chapter XXV of the Securities Market Law was recently enacted in order that controlling shareholders share with minority shareholders the benefits of a change of control, by requiring that certain share acquisitions be made pursuant to a tender offer.

         The Chilean Corporation Law provides shareholders with preemptive rights. The Act requires that options to purchase stock representing capital increases in corporations and debentures duly convertible into stock of the issuing corporation, or any other securities extending future rights over such stock, must be offered, at least once, to existing shareholders, proportionally to the number of shares owned by them. A corporation must distribute any bonus stock in the same manner.

         The Chilean Corporation Law also provides shareholders with a right to withdraw from a corporation in certain situations. Unless there is an ongoing bankruptcy proceeding, if a shareholders' meeting approves any of the following matters, dissenting shareholders will be automatically entitled to withdraw from the corporation upon payment by the corporation of the market value of their shares:

         a) conversion of the corporation into a different type of legal entity;

         b)  merger of the corporation;

         c) disposition of 50% or more of the assets of the corporation, whether or not including the

         d)  disposition of liabilities;

         e) guarantee of a third party's liabilities with collateral exceeding 50% of the corporation's assets;

         f) establishment of preferences in connection with a series of shares, or any other modification of existing preferences, in which case only dissenting shareholders in the affected series will have the right to withdraw; and curing certain errors or defects affecting the corporate charter, or amending the By-Laws in respect of one or more of the matters listed above.

         In addition, shareholders may withdraw if a person becomes the owner of two-thirds of the outstanding shares of the corporation as a consequence of a share acquisition and such person does not make a tender offer for the remaining shares within 30 days.

         The Company's By-Laws do not provide for additional circumstances under which shareholders may withdraw.

         Action necessary to change the rights of holders of stock. Rights of shareholders are established by law and pursuant to the By-Laws of a corporation. Any change to the rights of shareholders must be adopted by a majority of shareholders or, in some cases, by a two-thirds majority vote, as discussed above. However, the amendment of certain rights requires a unanimous vote of the shareholders, including the right of shareholders to receive at least 30% of the net profits for each fiscal year. Notwithstanding the foregoing, no decision of the shareholders can deprive a shareholder from his proprietary interest in its stock.

         The Company's By-Laws do not provide for additional conditions in connection with matters described in this subsection.

         Shareholders' meetings. Annual shareholders' meetings are to be held during the months of January, February, March or April of each year. During the meetings, determinations are made relating to particular matters, which may or may not be specifically indicated in the notice of such meeting. The quorum for a shareholders' meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority (50% plus one) of the issued voting stock of the Company; if a quorum is not present at the first meeting, the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the voting stock represented. In that case, decisions will be made by the absolute majority of stock with voting rights present or otherwise represented. The following matters are specifically reserved for annual meetings:

         a) review of the state of the corporation and of the reports of internal and independent auditors, and the approval or rejection of the annual report, balance sheet, financial statements and records submitted by the officers or liquidators of the corporation;

         b)  distribution of profits, including the distribution of dividends;

         c) election or revocation of regular and alternate Board members, liquidators and management supervisors; and

         d)  determinations regarding compensation of the Board members;

         e)  designation of a newspaper to publish the notice of meetings; and,

         f) in general, any other matter to be dealt with by the annual meeting relating to the Company and not specifically reserved to extraordinary shareholders' meetings.

         Extraordinary shareholders' meetings may be held at any time. During extraordinary meetings, determinations are made relating to any matter which Chilean law or the Company's By-Laws reserve for consideration at such extraordinary meetings, which matters shall be expressly set forth in the relevant notice. Whenever in an extraordinary shareholders' meeting determinations must be made relating to matters specifically reserved to annual meetings, the operation and decisions of such extraordinary meeting will follow the requirements applicable to annual meetings.

         The following matters are specifically reserved for extraordinary meetings:

         a)  dissolution of the corporation;

         b) transformation, merger or spin off of the corporation, and amendments to its By-Laws;

         c)  issuance of bonds or debentures convertible into stock;

         d)  transfer of corporate fixed assets and liabilities; and

         e) guarantees of third parties' obligations, except when these third parties are affiliated companies (in which case approval of the Board of Directors will suffice).

         In addition to the above, annual and extraordinary shareholders' meetings must be called by the Board of Directors in the following circumstances:

         - when requested by shareholders representing at least 10% of issued stock; and

         - when required by the Superintendency of Securities.

         Only holders of stock registered in the Record of Shareholders five days before the date of the pertinent meeting may participate with the right to speak and vote in shareholders' meetings. Directors and officers other than shareholders may participate in shareholders' meetings with the right to speak.

         Shareholders may be represented at meetings by other individuals, regardless of whether or not those persons are shareholders themselves. Representation must be conferred five days before the date of the relevant meeting, in writing, and for the total number of shares held by the shareholder.

         Limitations on the right to own securities. The right to own any kind of property is guaranteed by the Chilean Constitution, and the Chilean Corporation Law does not contain any general limitation regarding the right to own securities. There are, however, certain limitations on the right of foreigners to own securities of Chilean corporations, but only for certain special types of companies. The Company's securities are not restricted by these limitations, and the Company's By-Laws do not contain restrictions or limitations in this respect.

         Takeover defenses. The Company's By-Laws do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

         Ownership threshold. The Company's By-Laws do not contain any ownership threshold above which shareholder ownership must be disclosed.

         Changes in capital. The By-Laws do not impose any conditions that are more stringent than those required by law for effecting changes in the capital of the Company.

Material Contracts

         Vina Almaviva. On June 30, 1997, the Company entered into a joint venture with Baron Philippe de Rothschild S.A. ("BPR"), a French company, establishing Vina Almaviva S.A. ("Vina Almaviva," formerly "Rothschild S.A.") for the production of "Primer Orden" wines in Chile. For a discussion of Vina Almaviva, see Item 4 - "Information on the Company--History and Development of the Company."

         Industria Corchera. In November of 2000, the Company purchased 49.6% of the capital stock of Industria Corchera from certain directors of the Company. In November, 2002 the Company increased its ownership to 49.84%. See Item 7 - "Major Shareholders and Related Party Transactions - Related Party Transactions" for a discussion of the acquisition and the agreements with Industria Corchera.

         In connection with this acquisition, the Company and Amorim entered into a shareholders' agreement establishing provisions, among others, for the transfer of shares and other agreements in relation to the administration of Industria Corchera. An English translation of the shareholders' agreement between the Company and Amorim was filed as Exhibit 4.2 to the Company's Annual

Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000 and incorporated by reference herein. The Company and Amorim jointly own 99.68% of the capital stock of Industria Corchera.

Policy on Dividend Distributions

         In accordance with Chilean law, the Company must distribute cash dividends equal to at least 30% of the Company's annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of the shares, and unless and to the extent that the Company has accumulated losses. If there is no net income in a given year, the Company may elect, but is not legally obligated, to distribute dividends out of retained earnings. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADS may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash.

         The Company's dividend policy approved at the general shareholders' meeting is to distribute 40% of net earnings. For fiscal year 2002, interim dividends Nos. 208, 209 and 210 of Ch$1.50 per share were paid on September 30, 2002, December 30, 2002 and March 31, 2003, respectively. A final dividend No. 211 of Ch$4.58 per share was paid on May 28, 2003 against the profits of the 2002 fiscal year. Total dividends disbursed against the profits of 2002 fiscal year were 40% of net earnings.

         For fiscal year 2003, the Board approved to pay three provisional dividends of Ch$1.70 per share, charged against the profits for fiscal year 2003. These will be paid on September 30, 2003, December 30, 2003 and March 31, 2004, while the remaining profits up to a limit of 40% of the earnings shall be disbursed in May 2004.

         The above detailed dividend policy is the Board's intent; however, fulfillment thereof will be contingent on cash flows. Consequently, at the annual shareholders' meeting, the Board shall solicit shareholder approval to modify the amounts and payment dates should the necessity arise.

Exchange Controls

         The Central Bank of Chile is responsible for, among other things, monetary policies and control of foreign exchange transactions.

         The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the New Regulations") published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in
Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of US$10,000); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (i.e., payments regarding import and export transactions, etc.).

         Because the Law of the Central Bank of Chile authorizes the Central Bank of Chile to regulate foreign exchange transactions, including those relating to ADS facilities, more restrictive regulations on foreign exchange affecting ADS holders of the Company at any time may be imposed`. If imposed, such regulations could, among other things, restrict the ability of ADS holders to dispose of the underlying shares of Common Stock of the ADS or to repatriate proceeds of the Common Stock. The duration or impact of any such restrictions would be difficult to assess.

         The ADS facility is subject to a contract between the Depositary, the Company and the Central Bank of Chile (the "Foreign Investment Contract") that grants the Depositary and the holders of the ADS access to Chile's Formal Exchange Market and permits the Depositary to remit dividends received from the Company to holders of ADS without restriction. See Item 10 -- "Additional Information -- Exchange Controls" for a more detailed description of the new regulations and the Foreign Investment Contract. The Foreign Investment Contract is currently in force and will continue to govern the ADS facility until all parties agree to terminate it. If the Foreign Investment Contract is terminated, the ADS facility would then become subject to the New Regulations. Under
Chilean legislation, a Foreign Investment Contract may not be altered or affected adversely by actions of the Central Bank of Chile.

         The following is a summary of certain provisions that are contained in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to the Foreign Investment Contract and Chapter XXVI of the former Foreign Exchange Regulations, which were filed as Exhibits 2.2 and 4.4, respectively, to the Company's Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein. Although Chapter XXVI of the former Foreign Exchange Regulations are no longer in force, their terms do apply to the Company through the Foreign Investment Contract.

         Under Chapter XXVI of the former Foreign Exchange Regulations and the Foreign Investment Contract, the Central Bank of Chile agreed to grant to the Depositary, on behalf of ADS holders, and to any investor neither resident nor domiciled in Chile who withdraws Common Stock upon delivery of ADS (such shares of Common Stock being referred to herein as "Withdrawn Shares"), access to the Formal Exchange Market to convert pesos to U.S. dollars (and to remit such dollars outside of Chile) in respect of shares of Common Stock represented by ADS or Withdrawn Shares, including amounts received as (a) cash dividends; (b) proceeds from the sale in Chile of Withdrawn Shares; (c) proceeds from the sale in Chile of rights to subscribe for additional shares of Common Stock; (d) proceeds from the liquidation, merger or consolidation of the Company; and (e) other distributions, including without limitation those resulting from any recapitalization, as a result of holding shares of Common Stock represented by ADS or Withdrawn Shares. However, Chapter XXVI also provided that access to the Formal Exchange Market for repatriation of the sales proceeds of Withdrawn Shares or distributions thereon would be conditioned upon receipt by the Central Bank of Chile of certification by the Depositary (or the custodian on its behalf) that such Shares had been withdrawn in exchange for ADS, a waiver of the benefits of the Foreign Investment Contract until such Withdrawn Shares were redeposited, and the Withdrawn Shares are redeposited with the Depositary. Investors receiving Withdrawn Shares in exchange for ADS will have the right to redeposit such shares in exchange for ADS, provided that the conditions to redeposit are satisfied. For a description of the Formal Exchange Market, See
Item 3 -- "Key Information -- Exchange Rates."

         Chapter XXVI of the former Foreign Exchange Regulations provided that access to the Formal Exchange Market for repatriation of dividend or distribution payments would be conditioned upon certification by the Company to the Central Bank of Chile that a dividend or distribution payment had been made and any applicable tax had been withheld. Cash, dividends and other distributions paid by the Company with respect to ADS held by a non-Chilean resident holder are subject to a 35% Chilean withholding tax, which is withheld by the Company. However, stock dividends are deemed a non taxable event pursuant to Chilean Income Tax Law, thus, not subject to Chilean taxation. See Item 10 -- "Additional Information -- Taxation."

         Chapter XXVI of the former Foreign Exchange Regulations and the Foreign Investment Contract provide that a person who brings foreign currency into Chile must convert it into Chilean pesos (Liquidation restriction) on the same date and has five days within which to invest in shares of Common Stock in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire shares of Common Stock, he can access the Formal Exchange Market to reacquire U.S. dollars, provided that the applicable request to purchase U.S. dollars is presented to the Central Bank of Chile within five days, plus two additional days to request the Central Bank authorization of the initial conversion into pesos. Shares acquired as described above may be deposited for ADS and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of Chile of a certificate from the Depositary (or the Custodian on its behalf) that such deposit has been effected and that the related ADS have been issued and a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of Common Stock.

         Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Pursuant to former Chapter XXVI, such access required approval of the Central Bank of Chile based on a request presented through a banking institution established in Chile. The Foreign Investment Contract provides that if the Central Bank of Chile has not acted on such request within seven banking days, the request will be deemed approved.

         As noted above, all the rights, procedures and exchange benefits contained in the Foreign Investment Contract are still in force in connection with the ADS issuance.

Taxation

         The following discussion is a summary of certain Chilean and U.S. federal income tax considerations relating to an investment in the ADS or the shares. The discussion is based on current law and is for general information only. Moreover, while the Company's tax advisors believe this discussion to be a correct interpretation of existing laws in force as of the date of this Annual Report, no assurances can be given that the courts or tax authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws will not occur. In addition, the discussion does not address all possible tax consequences relating to an investment in the ADS or the shares.

         Each holder of ADS or shares of Common Stock should consult his or her own tax advisor regarding the particular tax consequences of the purchase, ownership and disposition of ADS or shares of Common Stock.

         Chile

         There is no Double Taxation Treaty between Chile and the United States, although negotiations are currently taking place. Accordingly, the following discussion is based exclusively on Chilean domestic tax legislation.

         The discussion summarizes the material Chilean income tax consequences of the purchase, ownership and disposition of ADS or shares of Common Stock by an individual who is neither domiciled in, nor a resident of, Chile for tax purposes or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (a "foreign holder"). However, it is not a full description of all tax considerations that may be relevant to a decision related to the ADS or shares of Common Stock. The discussion is based on Chilean income tax laws, regulations and rulings of the Chilean Internal Revenue Service, including Rulings N(0) 324 of 1990, N(0) 3985 of 1994, N(0) 1969 of 1995, N(0) 3807 of 2000 and Circular Letter N(0) 7 of 2002, all of which are subject to change.

         It is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation. For purposes of Chilean taxation, an individual holder is a resident of Chile if he has resided in Chile for more than six consecutive months in a calendar year, or a total of more than six months, whether consecutive or not, within two consecutive tax years.

         Pursuant to the Chilean Constitution, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected, may only be amended by another statute. In addition, the Chilean tax authorities enact rulings, circular letters and regulations of either general or specific application and interpret the provisions of Chilean tax law. Pursuant to article 26 of the Chilean Tax Code, Chilean taxes may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change such rulings, regulations and interpretations prospectively.

         Cash Dividends and Other Distributions

         Cash dividends paid by the Company with respect to the ADS or shares of Common Stock held by a foreign holder will be subject to a 35% Chilean withholding tax (the "Withholding Tax"), which will be withheld and paid to the Chilean Treasury by the Company. The Chilean tax system is integrated, thus a credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the "First-Category Tax"); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. From 1991 until 2001, the First-Category Tax rate was 15% resulting in an effective dividend withholding tax rate of approximately 23.52%. For 2002, the First-Category Tax rate was 16% resulting in an effective dividend withholding tax rate of approximately 22.62%. Finally, for current year 2003, the First-Category Tax rate is 16.5% resulting in an effective dividend withholding tax rate of approximately 22.14%.

         The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 16.5% and a distribution of 50% of the net income of the Company distributable after payment of the First-Category Tax:

Company taxable income................................................   200.0
First-Category Tax (16.5% of Ch$200)..................................   (33.0)
Net distributable income..............................................   167.00
Dividend distributed (50% of net distributable income)................    83.50
Gross Up to compute Withholding Tax: Ch$83.5 plus Ch$16.5 First
Category Tax effectively paid.........................................  (100.00)
Withholding Tax Rate 35% of Ch$100.00 equal to Ch$35; minus credit
for 50% of First Category Tax (16.5%).................................    18.50
Net withholding tax...................................................   (18.50)
Net dividend received.................................................    65.00
Approximate effective dividend withholding rate (18.5/83.5)...........    22.14%


         In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:


         Effective dividend Withholding Tax rate = (Withholding Tax rate (35))-(First-Category Tax rate (16.5))
                                                   ------------------------------------------------------------

                                                      1-- (First-Category Tax rate (16.5)) Tax Rate (16.5%)

         Under Chilean income tax law, dividends generally are assumed to have been paid out of the Company's oldest retained profits for purposes of determining the level of First-Category Tax that was paid by the Company. For years prior to 1991, the First-Category tax was 10%. Although this reduced First-Category Tax resulted in relatively greater amounts of distributable post-tax income for those years, the credit against the Withholding Tax for the First-Category Tax paid by the Company for those years will commensurably be diminished. Distributions of profits made with retained profits of those years, therefore, resulted in an effective dividend withholding tax rate of approximately 27.8%. Distributions of profits made with retained earnings of years 2001 and 2002, resulted or will result in an effective dividend withholding tax rate of approximately 23.52% and 22.62%, respectively.

         Dividend distributions made in property would be subject to the same Chilean tax rules as cash dividends. Stock dividends are deemed a non taxable event, thus, not subject to Chilean taxation. The assignment of preemptive rights relating to Common Stock will not be subject to Chilean taxation. Disposition of the preemptive rights on compensated basis would be deemed in Chile as ordinary business income.

         Capital Gains

         Gains from the sale or exchange of ADS by a foreign holder (or ADRs evidencing ADS) outside of Chile will be deemed a foreign source income, not subject to Chilean taxation. Gains from the sale or exchange of ADS by a Chilean resident outside of Chile, will be deemed a foreign source income, but subject to taxation in Chile as Chilean residents are subject to taxes in Chile on their worldwide income.

         The deposit and withdrawal of Common Stock in exchange for ADRs is not subject to Chilean taxation. Taxation, if any, will be triggered at the time Common Stocks are sold. The tax base of shares of Common Stock received in exchange for ADS for capital gains tax assessment will be the acquisition cost of the shares. The acquisition cost of the shares delivered to any holder upon surrender of ADRs shall be the highest reported sales price of the shares on the Santiago Stock Exchange for the day on which the transfer of the shares is recorded under the name of the holder. Consequently, the conversion of ADS into shares of Common Stock and the immediate sale of the shares for the value established under the Deposit Agreement, as amended, would normally not generate a capital gain subject to taxation in Chile.

         If a capital gain is recognized on a sale or exchange of shares of Common Stock acquired upon surrender of ADRs (as distinguished from sales or exchanges of ADS abroad representing such shares) made by a foreign or Chilean resident or domiciled holder, such gain will be deemed a non taxable event provided that the requirements of Article 18 ter of the Chilean Income Tax Law are met. Article 18 ter was introduced to the Chilean Income Tax Law by Law N(0) 19,768 which was published in the Official Gazette on November 7, 2001. The requirements of Article 18 ter of the Chilean Income Tax Law are: (i) the share at the time of sale must have a market presence. In case the market presence of the share was lost, the sale must be made within the following 90 days after the loss of the share's market presence; (ii) the share must have been acquired and sold after April 19, 2001; and, (iii) the acquisition and sale must have been made, amongst others, in a Chilean stock exchange market or in a foreign stock exchange market authorized by the Chilean Superintendency of Securities.

         At this point, no specific guidelines have been issued by the Chilean Internal Revenue regarding Article 18 ter and ADR operations. We believe, based on the Congress discussions of Law 19,768, that the reference contained in
Article 18 ter to a foreign exchange stock market authorized by the Chilean Superintendency of Securities covers the ADRs deposit and withdrawals in exchange of shares of Common Stock.

         Accordingly, provided that the deposit and withdrawal of the ADRs in exchange of shares of Common Stock is made after April 19, 2001 and that such shares of Common Stock are sold in a Chilean exchange stock market having a market presence at the time of sale, any capital gain made on such sale will be deemed a non taxable event under Article 18 ter of the Chilean Income Tax Law. In case the sale is made within the following 90 days after the loss of the share's market presence only a portion of the capital gain made will be considered as a non taxable event.

         In case the requirements of Article 18 ter are not met and a capital gain is realized at the time of the sale of Common Stock, such capital gain, made either by a foreign holder or by Chilean resident holder, will be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either (i) the foreign holder has held the Common Stock for less than one year since exchanging ADS for the Common Stock, or (ii) the foreign holder acquired and disposed of the Common Stock in the ordinary course of its business or as a habitual trader of shares. In all other cases, gain on the disposition of Common Stock will exclusively be subject to the First-Category Tax (presently imposed at a rate of 16.5%), and no Withholding Tax will apply.

         Amounts received by a foreign holder on the sale of preemptive rights relating to the shares of Common Stock will be deemed as business income, thus, subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter).

         Other Chilean Taxes

         There are no gift, inheritance or estate taxes applicable to the ownership, transfer or disposition of ADS by a foreign holder, but such taxes will generally apply to the transfer at death or by gift of the Common Stock by a foreign holder. There are no Chilean stamp, issue, registration or similar taxes or duties payable by holders of Common Stock or ADS.

         Withholding Tax Certificates

         Upon request, the Company will provide to foreign holders appropriate documentation evidencing the payment of the Withholding Tax (net of applicable First-Category Tax).

         U.S. Federal Income Taxes

         The following discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership, and disposition of the ADS or shares of Common Stock. However, it is not a full description of all tax considerations that may be relevant to a decision related to the ADS or shares of Common Stock. The discussion is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change.

         The U.S. federal income tax treatment of a U.S. Holder (as defined below) of ADS or shares of Common Stock may vary depending upon his particular situation. Certain U.S. Holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons holding offsetting position in respect of the ADSs or shares of Common Stock, broker-dealers and persons owning, directly or indirectly, 10% or more of the voting shares of the Company) may be subject to special rules not discussed below. The following summary is limited to U.S. Holders who hold the ADS or shares of Common Stock as "capital assets" within the meaning of Section 1221 of the Code. The discussion below also does not address the effect of any state or local tax law on a U.S. Holder of the ADS or shares of Common Stock. In addition, the following discussion assumes that the Company is not currently, and will not in the future be, classified as a "passive foreign investment company" ("PFIC") within the meaning of the Code.

         As used herein, the term "U.S. Holder" means a holder of ADS or shares of Common Stock that is (i) an individual who is a citizen or resident of the United States, (ii) a partnership, corporation, or other entity organized in or under the laws of the United States or any state thereof, (iii) an estate that is subject to U.S. federal income taxation without regard to the source of its income, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and (2) one or more United States persons have the authority to control all substantial decisions of the trust. The term "Non-U.S. Holder" refers to any holder of ADS or shares of Common Stock other than a U.S. Holder.

         For U.S. federal income tax purposes, holders of ADS (or ADRs evidencing ADS) generally will be treated as the owners of the Common Stock represented by those ADS.

         Cash Dividends and Other Distributions

         For U.S. federal income tax purposes, the gross amount of a distribution with respect to ADS or shares of Common Stock will include the net amount of any Chilean tax withheld (i.e., the Withholding Tax reduced by any credit for First-Category Tax paid), and will be treated as a dividend on the date of receipt by the Depositary or the holder of such shares, respectively, to the extent of the Company's current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions, if any, in excess of such current and accumulated earnings and profits as determined for U.S. federal income tax purposes will constitute a non-taxable return of capital to a U.S. Holder and will be applied against and reduce such U.S. Holder's tax basis in such ADS or shares of Common Stock. To the extent that such distributions are in excess of such basis, the distributions will constitute capital gain. U.S. Holders that are corporations will not be allowed a deduction for dividends received in respect of distributions on ADS or shares of Common Stock. For the tax years 2003 through 2008, individual U.S. Holders are generally subject to a minimum tax rate on dividends equal to 15%, which corresponds to the maximum tax rate for long-term capital gains. However, under current legislation, for tax years beginning after December 31, 2008, dividends will be taxed at the same rate as other items of ordinary income, which will exceed the tax rate for long-term capital gains. U.S. Holders should consult their personal tax advisors to determine the applicability of the 15% rate for dividends, if any, paid to them.

         If a dividend distribution is paid with respect to ADS or shares of Common Stock in Chilean pesos, the amount includable in income will be the U.S. dollar value, on the date of receipt by the Depositary or the holder of such shares of Common Stock, respectively, of the Chilean pesos amount distributed. Any subsequent gain or loss in respect of such Chilean pesos arising from exchange rate fluctuations will generally be ordinary income or loss for U.S. Holders, although under certain limited circumstances may be capital gain or loss. If the Depositary converts the Chilean pesos to U.S. dollars on the date it receives such pesos, U.S. Holders will not recognize any such gain or loss.

         Subject to the limitations and conditions set forth in the Code, U.S. Holders may elect to claim a credit against their U.S. federal income tax liability for the net amount of any Chilean tax withheld (i.e., the Withholding Tax reduced by any credit for First-Category Tax paid) from dividends received in respect of the ADS or shares of Common Stock. Dividends generally will constitute non-U.S. source "passive income" or "financial services income" for U.S. federal income tax purposes. The rules relating to the determination of the foreign tax credit are complex and prospective purchasers should consult their personal tax advisors to determine whether and to what extent they would be entitled to such credit. U.S. Holders that do not elect to claim foreign tax credits may instead claim a deduction for Chilean tax withheld.

         A Non-U.S. Holder of ADS or shares of Common Stock generally will not be subject to U.S. federal income tax on dividends received on Common Stock or ADS, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

         Capital Gains

         The sale or other disposition of ADS or shares of Common Stock (or preemptive rights with respect to such shares) will generally result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and the holder's tax basis in such ADS or shares of Common Stock. The Holder's initial tax basis in the ADS or shares of Common Stock will be such Holder's cost for the ADS or shares of Common Stock. Gain or loss upon the sale or other disposition of ADS or shares of Common Stock will be long-term or short-term capital gain or loss, depending on whether the ADS or shares of Common Stock have been held for more than one year. However, as discussed under the heading "Chile," gain realized from a sale or other disposition of share of Common Stock by a U.S. Holder, unlike gain realized a sale or disposition of ADS, would be taxable in Chile. Because U.S.

taxpayers generally may only take a foreign tax credit against the U.S. federal income tax liability in respect of non-U.S. source income, in the case of gain realized from the sale or other disposition of shares of Common Stock, a U.S. Holder may not be able to use the foreign tax credit for Chilean tax imposed on that gain (because such gain would generally be U.S. source for U.S. federal income tax purposes) unless such U.S. Holder can apply such foreign tax credit against its U.S. federal income tax liability in respect of non-U.S. source income.

         Deposits and withdrawals of Common Stock by U.S. Holders in exchange for ADS will not result in the realization of gain or loss for U.S. federal income tax purposes.

         A Non-U.S. Holder of ADS or shares of Common Stock will not be subject to U.S. federal income tax on gain from the sale or other disposition of such ADS or shares unless such gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business.

         Passive Foreign Investment Companies

         The Company believes that it will not be classified as a PFIC for any prior taxable year, its current taxable year, or any succeeding taxable year.

         Under the Code, a foreign corporation will be a PFIC for any taxable year in which either (1) 75% or more of its income is passive income or (2) the average percentage of the value of its assets that produce (or are held for the production of) passive income is 50% or more.

         If the Company were classified as a PFIC for a taxable year, unless a U.S. Holder made a timely qualified electing fund ("QEF") election, a portion of distributions made by the Company (including distributions attributable to prior taxable years) to such U.S. Holder could be subject to current tax as ordinary income (at the highest applicable effective rates) plus an interest charge. Gain on the sale or disposition of ADS or shares of Common Stock would be subject to the same tax treatment.

         A U.S. Holder making a QEF election with respect to the Company generally would not be subject to these rules, but, rather, would pay tax on his pro rata share of the Company's ordinary earnings and net capital gains for each taxable year it holds ADS or shares of Common Stock regardless of whether the U.S. Holder received any distribution with respect to the ADS or shares of Common Stock.

         Backup Withholding and Information Reporting

         Dividends paid to a non-corporate U.S. Holder on, and proceeds from a non-corporate U.S. Holder's sale or other disposition of, ADS or shares of Common Stock may have to be reported to the U.S. Internal Revenue Service ("IRS"). Such payments may also be subject to a backup withholding tax unless the U.S. Holder (i) provides an accurate taxpayer identification number and otherwise complies with the requirements of the backup withholding rules or (ii) otherwise establishes an exemption.

         Subject to certain certification requirements, dividends paid to a Non-U.S. Holder on, and proceeds from a Non-U.S. Holder's sale or other disposition of, ADS or shares of Common Stock will generally not have to be reported to the IRS and will not be subject to backup withholding tax.

         The backup withholding currently applies at a rate of 28%.

         Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the holder's U.S. federal income tax liability if the required information is furnished to the IRS.

         Documents on Display

         The Company files reports and other information with the Securities and Exchange Commission (the "SEC"). Any documents that the Company files with the SEC may be read and copied at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; and 500 Madison Street, Suite 1400, Chicago, Illinois 60661.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company's principal line of business is the production and bottling of wine for sale both domestically and internationally. The principal exposures to market risks faced by the Company are interest rate risk, foreign currency exchange rate risk and risk of fluctuations in the price of raw materials.

Interest Rate Risk

         The Company's exposure to interest rate risk relates to its debt obligations. As of December 31, 2002 and 2001 the Company's total long-term interest-bearing debt amounted to Ch$14,352 million and Ch$22,190 million respectively, of which, as of December 31, 2002, approximately 94% was variable-rate debt and 6% was fixed-rate debt. Of the Company's floating-rate debt, which totaled Ch$13,525 million, 27.8% was denominated in Euros and tied to LIBOR and the other 72.2% was denominated in Unidades de Fomento. The Company has not used any type of financial instruments to minimize interest rate risk exposure but is considering hedging as a means to mitigate this risk.

         The fair market value of long-term debt at December 31, 2002 is approximately the value at which it is presented in the consolidated financial statements and, as noted above, consists primarily of variable rate debt (average of 2.1%) with maturities through 2007.

         The underlying table presents cash flows related to interest payments, amortization of debt obligations and related interest rates by fiscal year maturing with respect to the Company's debt obligations. Variable rates disclosed represent the weighted average rates of the portfolio at year-end.

                  Interest Bearing Debt As of December 31, 2002
                               (in million of Ch$)
                               -------------------
                             Expected Maturity Date
                             ----------------------

                      Average                                 2007 and            Fair Value
  Long-Term Debt     Interest    2004      2005      2006    Thereafter   Total    Long-Term
   Variable Rate       Rate     Mn.Ch$    Mn.Ch$    Mn.Ch$     Mn.Ch$     Mn.Ch$      Debt
  --------------     --------   ------    ------    ------     ------     ------     ------
  Ch$ (UF).......      1.36%     4,275     5,487         -          -      9,762      9,762

  Euro...........      3.99%       538     1,075     1,075      1,075      3,763      3,763
                                ------    ------    ------     ------     ------     ------
    Total........                4,812     6,562     1,075      1,075     13,525     13,525
                                ======    ======    ======     ======     ======     ======

  Fixed Rate
  ----------
  UF (Leasing)...      7.00%       101       110       119        498        828        828
    Total........                  101       110       119        498        828        828
                                ======    ======    ======     ======     ======     ======

Exchange Rate Risk

         The Company's export sales are primarily denominated in U.S. dollars, except for certain export sales to Canada and Europe, where prices are denominated in Canadian dollars, Sterling Pounds and Euros. Sales of the Company's Argentine subsidiaries are denominated in Argentine pesos. During 2002 and 2001, 70.8% and 66.8%, respectively, of the Company's total revenues were related to export sales. As a result of these transactions, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products.

         In addition a proportion of the Argentine subsidiaries' assets is valued in Argentine pesos and would therefore be affected by devaluation of the local currency. Given the present situation in Argentina, it is not economically feasible to purchase financial instruments that either eliminate or mitigate country risk. In the income statements as of December 31, 2002 and 2001, the Company recognized Ch$2,993 million and Ch$1,388 million of losses from the conversion of the financial statements of the subsidiaries in Argentina and the depreciation of the Argentine peso.

         To mitigate the short-term effect of changes in currency exchange rates on the Company's functional currency based sales, since 1993, the Company has adopted a policy of attempting to balance U.S. dollar denominated assets and liabilities to minimize its exposure to U.S. dollar - Chilean peso exchange rate risks. To this end, the Company from time to time enters into forward exchange agreements as a way to reduce risk.

         As of December 31, 2002, the Company held U.S. dollar forwards amounting to US$12.5 million, which expired in the first quarter of 2003.

Commodity Price Risk

         The Company relies on outside vineyards for supplies of grapes and bulk wine. Grapes purchased from outside vineyards are subject to fluctuation in price and quality and generally cost more than grapes from the Company's vineyards.

         In 2002 and 2001, approximately 65% and 60%, respectively, of the grapes used in the production of its premium, varietal, varietal blends and sparkling wines was purchased by the Company from independent growers in Chile. Additionally, in 2002, the Company purchased the grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company. Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company's results of operations.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

         Within 90 days prior to the date of this report, the Company, under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of its disclosure controls and procedures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures of the Company are effective for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms. The Company's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. There have been no significant changes in the Company's internal controls or other factors that could significantly negatively affect internal controls subsequent to the date of their evaluation.

ITEM 17: FINANCIAL STATEMENTS

         See Item 18 -- "Financial Statements."

ITEM 18: FINANCIAL STATEMENTS

Financial Statements:

         The following financial statements, together with the report of Ernst & Young thereon, are filed as part of this Annual Report:

                                                                            Page

Report of Independent Accountants........................................... F-1
Consolidated Balance Sheets as of December 31, 2001 and 2002................ F-2
Consolidated Statements of Income for each of the years
 ended December 31, 2000, 2001, and 2002.................................... F-4
Consolidated Statements of Cash Flows for each of the years ended
 December 31, 2000, 2001, and 2002.......................................... F-5
Notes to the Consolidated Financial Statements.............................. F-8


ITEM 19: EXHIBITS

         List of Exhibits

1.1* By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company's Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

2.1* Form of Deposit Agreement among the Company, The Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, filed as
         Exhibit 4.1 to the Company's Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

2.2* Form of Foreign Investment Contract among the Company, The Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADS and ADRs (with English translation), filed as Exhibit 4.3 to the Company's Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

2.3* Central Bank of Chile Chapter XXVI, filed as Exhibit 4.4 to the Company's Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.1* Agency Agreement dated as of August 31, 1993 between the Company and Banfi Products Corporation, filed as Exhibit 10.1 to the Company's Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.2* English Translation of Powers of Attorney granted by the Board of Directors of Inversiones Totihue S.A. to Family Principal Shareholders filed as Exhibit 3.2 to the Company's Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.3* English Translation of Powers of Attorney granted by the Board of Directors of Rentas Santa Barbara S.A. to Family Principal Shareholders filed as Exhibit 33 to the Company's Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.4* English Translation of Shareholders Agreement, dated August 20, 1999, entered into by Guilisasti family and other affiliated parties relating to, among others, the transfer and voting of Common Stock filed as
         Exhibit 3.4 to the Company's Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1999.

4.1* English Translation of the Shareholders' Agreement, dated June 30, 1997, entered into by Vina Concha y Toro S.A. and Baron Philippe de Rothschild, relating to the creation of Vina Almaviva S.A. filed as
         Exhibit 4.1 to the Company's Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

4.2* English Translation of the Shareholders' Agreement, dated November 15, 2000, entered into by Vina Concha y Toro S.A. and Amorim & Irmaos, S.G.P.S. S.A. relating to, among others, the transfer and voting of common stock and the management and administration of Industria Corchera, S.A. filed as Exhibit 4.2 to the Company's Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

10.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibit "accompanies" this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)

10.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibit "accompanies" this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)


*Previously filed.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               VINA CONCHA Y TORO S.A.
                                     Registrant



                               By: /s/ EDUARDO GUILISASTI G
                                   ---------------------------------------------
                                   Name:   Eduardo Guilisasti G.
                                   Title:  Gerente General/
                                           General Manager
                                           (Chief Executive Officer)


                                   Date: June 30, 2003



                               By: /s/ OSVALDO SOLAR V
                                   ---------------------------------------------
                                   Name:   Osvaldo Solar V.
                                   Title:  Gerente de Administracion y Finanzas/
                                           Administration and Financial Manager
                                           (Chief Financial Officer)


                                   Date: June 30, 2003

                                 CERTIFICATIONS


         I, Eduardo Guilisasti Gana, certify that:

         1. I have reviewed this annual report on Form 20-F of Vina Concha y Toro S.A.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls, which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



/s/ EDUARDO GUILISASTI GANA
---------------------------------
Eduardo Guilisasti Gana
Chief Executive Officer
June 30, 2003

                                 CERTIFICATIONS


         I, Osvaldo Solar Venegas, certify that:

         1. I have reviewed this annual report on Form 20-F of Vina Concha y Toro S.A.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls, which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



/s/ OSVALDO SOLAR VENEGAS
---------------------------------
Osvaldo Solar Venegas
Chief Financial Officer
June 30, 2003

                                  EXHIBIT INDEX


Exhibit
Number                                                                      Page

1.1* By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company's Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

2.1* Form of Deposit Agreement among the Company, The Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, filed as Exhibit
               4.1 to the Company's Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

2.2* Form of Foreign Investment Contract among the Company, The Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADS and ADRs (with English translation), filed as Exhibit 4.3 to the Company's Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein

2.3*           Central Bank of Chile Chapter XXVI, filed as Exhibit
               4.4 to the Company's Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.1* Agency Agreement dated as of August 31, 1993 between the Company and Banfi Products Corporation, filed as
               Exhibit 10.1 to the Company's Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.2* English Translation of Powers of Attorney granted by the Board of Directors of Inversiones Totihue S.A. to Family Principal Shareholders filed as Exhibit 3.2 to the Company's Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.3* English Translation of Powers of Attorney granted by the Board of Directors of Rentas Santa Barbara S.A. to Family Principal Shareholders filed as Exhibit 3.3 to the Company's Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.4* English Translation of Shareholders Agreement, dated August 20, 1999, entered into by Guilisasti family and other affiliated parties relating to, among others, the transfer and voting of Common Stock filed as Exhibit
               3.4 to the Company's Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1999.

4.1* English Translation of the Shareholders' Agreement, dated June 30, 1997, entered into by Vina Concha y Toro S.A. and Baron Philippe de Rothschild, relating to the creation of Vina Almaviva S.A. filed as Exhibit 4.1 to the Company's Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

4.2* English Translation of the Shareholders' Agreement, dated November 15, 2000, entered into by Vina Concha y Toro S.A. and Amorim & Irmaos, S.G.P.S. S.A. relating to, among others, the transfer and voting of common stock and the management and administration of Industria Corchera, S.A. filed as Exhibit 4.2 to the Company's Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

10.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibit "accompanies" this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)

10.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibit "accompanies" this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)


*Previously filed.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES




INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of the Independent Auditors.....................................      F-1
Consolidated Balance Sheets as of December 31, 2001 and 2002...........      F-2
Consolidated Statements of Income for each of the three years in
   the period ended December 31, 2002..................................      F-4
Consolidated Statements of Changes in Shareholders' Equity for each
   of the three years in the period ended December 31, 2002............      F-5
Consolidated Statements of Cash Flows for each of the three years
   in the period ended December 31, 2002...............................      F-6
Notes to the Consolidated Financial Statements.........................      F-8




Ch$       -    Chilean pesos
ThCh$     -    Thousands of Chilean pesos
US$       -    United States dollars
ThUS$     -    Thousands of United States dollars
UF        -    The UF (Unidad de Fomento) is an inflation-indexed,
               peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

[GRAPHIC OMITTED] ERNST & YOUNG


                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Shareholders of Vina Concha y Toro S.A. and subsidiaries:


We have audited the accompanying consolidated balance sheets of Vina Concha y Toro S.A. and subsidiaries (the "Company") as of December 31, 2001 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vina Concha y Toro S.A. and subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders' equity as of December 31, 2001 and 2002, and the net income for each of the three years in the period ended December 31, 2002, to the extent summarized in Note 36 to these consolidated financial statements.

As more fully explained in Note 3 to these consolidated financial statements, as of December 31, 2001, the Company changed its method of accounting for its investments in Argentine subsidiaries.





ERNST & YOUNG LIMITADA                          /s/ ERNST & YOUNG

Santiago, Chile
February 21, 2003

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

                                                              --------------------------------------------
                                                                            As of December 31,
                                                              --------------------------------------------
                                                       Note       2001            2002            2002
                                                              ------------    ------------    ------------
ASSETS                                                            ThCh$           ThCh$           ThUS$
                                                                                               Note 2(aa)
Current assets:
   Cash .............................................            2,136,269       2,298,101           3,198
   Time deposits ....................................   33         366,385       1,051,351           1,463
   Marketable securities, net .......................    4         256,019         130,407             182
   Accounts receivable, net .........................    5      30,623,666      36,804,118          51,216
   Notes receivable, net ............................    5       2,097,626       1,864,015           2,594
   Other accounts receivable ........................    5         823,357         837,193           1,165
   Amounts due from related companies ...............    6         602,871         576,600             802
   Inventories, net .................................    7      35,207,996      34,675,899          48,254
   Income taxes recoverable .........................            1,861,188       1,911,582           2,660
   Prepaid expenses .................................   32       6,325,205       6,748,659           9,391
   Deferred income taxes ............................  8 d)        831,132       1,229,602           1,711
   Other current assets .............................              209,574               -               -
                                                              ------------    ------------    ------------
       Total current assets .........................           81,341,288      88,127,527         122,636
                                                              ------------    ------------    ------------

Property, plant and equipment:                           9
   Land .............................................           17,382,260      17,750,514          24,701
   Buildings and infrastructure .....................           75,121,537      77,597,262         107,983
   Machinery and equipment ..........................           29,640,378      31,223,721          43,450
   Other fixed assets ...............................            7,244,693       9,194,897          12,795
   Revaluation from fixed asset technical appraisal..            3,665,044       3,550,780           4,941
   Less: Accumulated depreciation ...................          (34,660,775)    (39,076,795)        (54,378)
                                                              ------------    ------------    ------------
       Total Property, plant and equipment, net .....           98,393,137     100,240,379         139,492
                                                              ------------    ------------    ------------

Other assets:
   Investments in related companies .................   10       4,465,658       5,353,147           7,450
   Investments in other companies ...................   11         240,047         264,592             368
   Goodwill, net ....................................   12       1,305,478       1,223,977           1,703
   Intangibles ......................................   13         536,220         681,411             948
   Accumulated amortization .........................   13         (92,244)       (115,846)           (161)
   Other assets .....................................              374,418           7,000              10
                                                              ------------    ------------    ------------
       Total other assets ...........................            6,829,577       7,414,281          10,318
                                                              ------------    ------------    ------------
         Total assets ...............................          186,564,002     195,782,187         272,446
                                                              ============    ============    ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

                                                                       --------------------------------------------
                                                                                    As of December 31,
                                                                       --------------------------------------------
                                                                Note       2001            2002            2002
                                                                       ------------    ------------    ------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                       ThCh$           ThCh$           ThUS$
                                                                                                         Note 2(aa)
Current liabilities:
   Short-term debt due to banks and financial institutions ....  14      14,130,548       8,690,654          12,094
   Current portion of long-term debt due to banks and
     financial institutions ...................................  14       4,490,012      10,897,193          15,164
   Current portion of bonds payable ...........................  17         624,545         648,480             902
   Long-term liabilities with maturities within one year ......              99,520         105,439             147
   Dividends payable ..........................................           1,054,677       1,090,334           1,517
   Accounts payable ...........................................          10,931,316      11,938,412          16,613
   Notes payable ..............................................             330,999       1,512,215           2,104
   Other payables .............................................             850,089         506,304             705
   Amounts payable to related companies .......................   6       1,743,574       2,162,025           3,009
   Accrued expenses ...........................................  18       4,980,448       7,692,272          10,704
   Withholdings ...............................................           1,854,545       1,565,124           2,178
   Income taxes payable .......................................   8         551,073         106,199             148
   Deferred revenue ...........................................               9,984          41,717              58
   Other current liabilities ..................................  15               -         112,460             157
                                                                       ------------    ------------    ------------
       Total current liabilities ..............................          41,651,330      47,068,828          65,500
                                                                       ------------    ------------    ------------

Long-term liabilities:
   Due to banks and financial institutions ....................  16      20,540,348      13,524,572          18,820
   Bonds payable ..............................................  17         636,191               -               -
   Long-term notes payables ...................................                   -         167,066             233
   Miscellaneous payables .....................................           1,013,575         897,037           1,248
   Amounts payable to related companies .......................   6       2,529,127       2,155,830           3,000
   Accrued expenses ...........................................  19         462,772         569,245             792
   Deferred income taxes ......................................   8       2,624,259       3,232,987           4,499
   Other long-term liabilities ................................             521,626         506,433             705
                                                                       ------------    ------------    ------------
       Total long-term liabilities ............................          28,327,898      21,053,170          29,297
                                                                       ------------    ------------    ------------

Commitments and contingencies..................................  27

Minority interest .............................................  20          58,820          69,345              97
                                                                       ------------    ------------    ------------

Shareholders' equity:
   Paid-in capital, no par value ..............................  21      41,703,330      41,703,330          58,033
   Additional paid-in capital - share premium .................  21       4,866,239       4,866,239           6,772
   Other reserves .............................................  21       8,647,874       9,063,846          12,613
   Reserve for future dividends ...............................  21      50,868,739      58,972,299          82,065
   Net income for the year ....................................          13,625,572      16,312,013          22,699
   Less: Provisional Dividends ................................          (3,185,800)     (3,326,883)         (4,630)
                                                                       ------------    ------------    ------------
       Total shareholders' equity .............................         116,525,954     127,590,844         177,552
                                                                       ------------    ------------    ------------
           Total liabilities and shareholders' equity .........         186,564,002     195,782,187         272,446
                                                                       ============    ============    ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

                                                           ------------------------------------------------------------
                                                                                Year ended December 31,
                                                           ------------------------------------------------------------
                                                    Note       2000            2001            2002            2002
                                                           ------------    ------------    ------------    ------------
                                                               ThCh$           ThCh$           ThCh$           ThUS$
                                                                                                             Note 2(aa)
Operating income:
    Sales .........................................  34     106,660,384     114,990,534     128,320,533         178,567
    Cost of sales .................................         (68,570,712)    (72,391,209)    (78,248,927)       (108,889)
                                                           ------------    ------------    ------------    ------------
    Gross profit ..................................          38,089,672      42,599,325      50,071,606          69,678
      Administrative and selling expenses .........         (19,934,192)    (23,936,597)    (29,561,803)        (41,137)
                                                           ------------    ------------    ------------    ------------
      Operating income ............................          18,155,480      18,662,728      20,509,803          28,541
                                                           ------------    ------------    ------------    ------------

Non-operating income and expenses:
    Interest income ...............................             118,965         129,092         108,223             151
    Equity participation in net income of related
       companies ..................................  10         405,034         576,829         761,039           1,059
    Other non-operating income ....................  22         997,084       2,030,920       1,755,173           2,442
    Equity participation in net losses of related
       companies ..................................  10               -          (8,298)              -               -
    Goodwill amortization .........................  12         (24,730)        (84,552)        (81,430)           (113)
    Interest expense ..............................          (2,293,500)     (2,197,105)     (1,086,778)         (1,513)
    Other non-operating expenses ..................  22        (132,265)       (161,285)       (185,577)           (258)
    Price-level restatement, net ..................  23      (1,040,520)       (876,403)       (258,122)           (359)
    Foreign exchange losses, net ..................  24        (210,016)     (1,675,716)     (2,221,143)         (3,091)
                                                           ------------    ------------    ------------    ------------
       Non-operating expenses, net ................          (2,179,948)     (2,266,518)     (1,208,615)         (1,682)
                                                           ------------    ------------    ------------    ------------

Income before income taxes and minority interest ..          15,975,532      16,396,210      19,301,188          26,859
    Income taxes ..................................   8      (2,142,191)     (2,764,057)     (2,978,657)         (4,145)
                                                           ------------    ------------    ------------    ------------
Income before minority interest ...................          13,833,341      13,632,153      16,322,531          22,714
    Minority interest .............................  20          (3,117)         (6,581)        (10,518)            (15)
                                                           ------------    ------------    ------------    ------------
       Net income for the year ....................          13,830,224      13,625,572      16,312,013          22,699
                                                           ============    ============    ============    ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

                                                       Additional               Reserves                 Net income
                                            Paid-in      paid-in     Other      for future  Provisional for the year     Total
                                            Capital      capital    Reserves    dividends    Dividends
                                             ThCh$        ThCh$       ThCh$       ThCh$        ThCh$        ThCh$         ThCh$
                                          ---------------------------------------------------------------------------------------
Balance as of January 1, 2000............  37,508,368   4,376,742   7,493,644   31,350,127  (2,595,919)  11,510,916    89,643,878
1999 net income distribution.............           -           -           -    8,914,997   2,595,919  (11,510,916)            -
Dividends declared.......................           -           -           -   (2,013,678)          -            -    (2,013,678)
Foreign currency translation adjustment..           -           -      23,345            -           -            -        23,345
Price-level restatement..................   1,762,893     205,707     352,201    1,844,140     (14,959)                 4,149,982
Net income for the year..................           -           -           -            -               13,023,668    13,023,668
Interim dividends........................           -           -           -            -  (2,804,766)           -    (2,804,766)
                                          ---------------------------------------------------------------------------------------
Balance as of December 31, 2000..........  39,271,261   4,582,449   7,869,190   40,095,586  (2,819,725)  13,023,668   102,022,429
Balance as of December 31, 2000
restated to constant Chilean Pesos
as of December 31, 2002..................  41,703,330   4,866,239   8,356,529   42,578,706   2,994,351   13,830,224   108,340,678
                                          =======================================================================================
Balance as of January 1, 2001............  39,271,261   4,582,449   7,869,190   40,095,586  (2,819,725)  13,023,668   102,022,429
2000 net loss distribution...............           -           -               10,203,943   2,819,725  (13,023,668)            -
Dividends declared.......................           -           -               (2,402,031)          -            -    (2,402,031)
Foreign currency translation adjustment..           -           -     282,859            -           -            -       282,859
Price-level restatement..................   1,217,409     142,055     243,945    1,489,627     (72,493)           -     3,020,543
Net income for the year..................           -           -           -            -               13,228,711    13,228,711
Interim Dividends........................           -           -           -            -  (3,020,517)           -    (3,020,517)
                                          ---------------------------------------------------------------------------------------
Balance as of December 31, 2001..........  40,488,670   4,724,504   8,395,994   49,387,125  (3,093,010)  13,228,711   113,131,994
Balance as of December 31, 2001
restated to constant Chilean Pesos
as of December 31, 2002..................  41,703,330   4,866,239   8,647,874   50,868,739  (3,185,800)  13,625,572   116,525,954
                                          =======================================================================================
Balance as of January 1, 2002............  40,488,670   4,724,504   8,395,994   49,387,125  (3,093,010)  13,228,711   113,131,994
2001 net loss distribution...............           -           -           -   10,135,701   3,093,010  (13,228,711)            -
Dividends declared.......................           -           -           -   (2,272,579)          -            -    (2,272,579)
Foreign currency translation adjustment..           -           -     415,972            -           -            -       415,972
Price-level restatement..................   1,214,660     141,735     251,880    1,722,052     (90,615)           -     3,239,712
Net income for the year..................           -           -           -            -           -   16,312,013    16,312,013
Interim Dividends........................           -           -           -            -  (3,236,268)           -    (3,236,268)
Balances as of December 31, 2002.........  41,703,330   4,866,239   9,063,846   58,972,299  (3,326,883)  16,312,013   127,590,844
                                          =======================================================================================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

                                                                 ------------------------------------------------------------
                                                                                     Year Ended December 31,
                                                                 ------------------------------------------------------------
                                                                     2000            2001            2002            2002
                                                                 ------------    ------------    ------------    ------------
                                                                     ThCh$           ThCh$           ThCh$          ThUS$
                                                                                                                  Note 2(aa)
Cash flows from operating activities:
   Received from customers ...................................    107,890,160     128,732,837     185,044,714         257,504
   Interest received..........................................        104,194         136,057         603,378             840
   Dividends and other distributions received ................         64,017          15,487          11,035              15
   Other income received......................................        399,734         575,728         943,369           1,313
   Payments to suppliers and personal ........................    (92,359,727)   (101,325,107)   (161,681,221)       (224,992)
   Interest Paid .............................................     (1,924,268)     (2,582,934)     (1,325,929)         (1,845)
   Interest taxes Paid .......................................     (2,083,895)       (650,058)     (2,554,611)         (3,555)
   Payment of  other expenses ................................       (963,871)       (518,829)       (951,496)         (1,324)
   V.A.T. and others taxes recovered (paid) ..................      1,429,128      (2,877,626)       (981,104)         (1,365)
                                                                 ------------    ------------    ------------    ------------
        Net cash provided by operating activities.............     12,555,472      21,505,555      19,108,135          26,591
                                                                 ------------    ------------    ------------    ------------

Cash flows from financing activities:
   Bank financing ............................................     27,838,679      33,079,650      22,395,241          31,165
   Dividends paid ............................................     (5,100,637)     (5,644,713)     (5,410,212)         (7,529)
   Payment of bank financing..................................    (23,166,359)    (38,182,110)    (29,627,745)        (41,229)
   Payment of loans obtained from related companies ..........       (523,604)       (566,069)       (599,841)           (835)
                                                                 ------------    ------------    ------------    ------------
        Net cash used in financing activities.................       (951,921)    (11,313,242)    (13,242,557)        (18,428)
                                                                 ------------    ------------    ------------    ------------

Cash flows from investing activities:
   Proceeds from sales of property, plant and equipment.......        799,668       1,427,415       1,505,622           2,095
   Sale of marketable securities..............................        868,735               -               -               -
   Additions to property, plant and equipment ................    (10,551,911)     (9,850,043)     (5,562,463)         (7,741)
   Payment of capitalized interest ...........................       (923,723)       (750,881)       (459,054)           (639)
   Payment for shares of Industria Corchera ..................              -        (994,790)       (543,600)           (756)
   Other investment disbursements.............................              -        (217,506)       (208,027)           (289)
                                                                 ------------    ------------    ------------    ------------
        Net cash used in investing activities.................     (9,807,231)    (10,385,805)     (5,267,522)         (7,330)
                                                                 ------------    ------------    ------------    ------------

Positive (negative) net cash flow for the year................      1,796,320        (193,492)        598,056             823
                                                                 ------------    ------------    ------------    ------------
Effect of price-level restatement on cash and cash
   equivalents................................................        (14,216)         25,017         123,130             171
                                                                 ------------    ------------    ------------    ------------

   Net increase (decrease) in cash and cash equivalents ......      1,782,104        (168,475)        721,186           1,004

Cash and cash equivalents beginning of year ..................      1,144,659       2,926,763       2,758,288           3,838
                                                                 ------------    ------------    ------------    ------------
Cash and cash equivalents end of year ........................      2,926,763       2,758,288       3,479,474           4,842
                                                                 ============    ============    ============    ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

                                                                     ------------------------------------------------------------
                                                                                         Year Ended December 31
                                                                     ------------------------------------------------------------
                                                                        2000             2001            2002            2002
                                                                     ------------    ------------    ------------    ------------
                                                                        ThCh$            ThCh$           ThCh$           ThUS$
                                                                                                                      Note 2(aa)
Reconciliation of net income to net cash provided by
   operating activities:
   Net income for the year .......................................     13,830,224      13,625,572      16,312,013          22,699
    Net gain on sales of property, plant and equipment ...........       (258,793)     (1,294,233)     (1,411,127)         (1,964)
    Gain on sales of investments .................................       (189,000)              -               -               -

Charges (credits) to income which do not represent cash flows:....      8,872,758      12,862,073      13,841,494          19,261
   Depreciation ..................................................      4,980,839       5,953,126       6,860,457           9,547
   Amortization of intangibles ...................................         21,973          38,159          53,176              74
   Write-offs.....................................................      1,962,870       1,838,639       1,524,288           2,121
    Equity participation in income of related companies ..........       (405,034)       (576,829)       (761,039)         (1,059)
   Equity participation in losses of related companies ...........              -           8,298               -               -
   Amortization of goodwill ......................................         24,730          84,552          81,430             113
   Price-level restatement, net ..................................      1,250,536         876,403         258,122             359
   Deferred taxes ................................................      1,142,191       2,764,057       2,978,657           4,145
   Minority interest .............................................          3,117           6,581          10,518              15
   Foreign currency translation, net .............................              -       1,675,716       2,221,143           3,091
   Other credits to income which do not represent cash flows .....              -        (220,646)       (772,466)         (1,075)
   Other charges to income which do not represent cash flows......       (108,464)        414,017       1,387,208           1,930


Changes in assets which affect cash flows: .......................    (14,271,406)     (2,000,659)     (7,234,475)        (10,067)
   Decrease (increase) in trade receivables ......................     (7,409,715)     (2,728,672)     (5,561,300)         (7,739)
   Decrease (increase) in inventory ..............................     (3,101,224)      2,964,461      (1,556,598)         (2,166)
   Decrease (increase) in other assets ...........................     (3,760,467)     (2,236,448)       (116,577)           (162)

Changes in liabilities which affect cash flows: ..................      4,571,689      (1,687,198)     (2,399,770)         (3,339)
   Increase (decrease) in accounts payable associated with
       operating results .........................................      4,456,936       1,647,967            (782)             (1)
   Increase (decrease) in interest payable .......................        931,331        (484,738)       (213,395)           (297)
   Increase (decrease) in income tax payable .....................      1,175,695        (925,263)     (2,477,906)         (3,448)
   Increase (decrease) in other accounts payable associated with
non-operating results ............................................     (1,105,556)     (1,227,986)        505,667             704
   Net increase in value added tax and other accounts payable ....       (886,717)       (697,178)       (213,354)           (297)
                                                                     ------------    ------------    ------------    ------------
   Net cash flows provided by operating activities ...............     12,555,472      21,505,555      19,108,135          26,590
                                                                     ============    ============    ============    ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 1 - Registration of Securities

Vina Concha y Toro S.A. is a corporation organized under the laws of the Republic of Chile registered and subject to the supervision of the Chilean Superintendency of Securities and Insurance ("SVS") and the Securities and Exchange Commission ("SEC") of the United States.

Note 2 - Summary of Significant Accounting Principles

a)     Periods covered

       These financial statements reflect the Company's financial positions as of December 31, 2001 and 2002, and the results of its operations, the changes in its shareholders' equity and its cash flows for the years ended December 31, 2000, 2001 and 2002.

b)     Basis for consolidation

       The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile and the accounting regulations of the SVS (collectively "Chilean GAAP"). The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       The consolidated financial statements include the accounts of Vina Concha y Toro S.A. (the "Parent Company") and subsidiaries. The Parent Company and its subsidiaries are referred to as the "Company". All intercompany balances and transactions have been eliminated in consolidation. In addition, the participation of minority shareholders has been recognized and shown as minority interest.

       The consolidated financial statements for the years 2001 and 2002 include the following subsidiaries:

Company                                                               Ownership interest
                                                                      As of December 31,
                                           -------------------------------------------------------------------------
                                                          2001                                  2002
                                           -----------------------------------  ------------------------------------
                                            Direct     Indirect      Total       Direct      Indirect      Total
                                                                       %            %           %            %
Comercial Peumo Ltda.                          0.00      100.00       100.00         0.00      100.00       100.00
Sociedad Exportadora y Comercial
Oneworldwine Ltda.                            99.00        0.00        99.00        99.00        0.00        99.00
Sociedad Exportadora y Comercial Vina
Maipo Ltda.                                   99.00        1.00       100.00         0.00      100.00       100.00
Transportes Viconto Ltda.                      0.00      100.00       100.00         0.00      100.00       100.00
Vina Cono Sur S.A.                            50.00       50.00       100.00         0.00      100.00       100.00
Trivento Bodegas y Vinedos S.A.                0.00      100.00       100.00         0.00      100.00       100.00
Distribuidora Peumo Argentina S.A.             0.00      100.00       100.00         0.00      100.00       100.00
Concha y Toro UK Limited                      99.00        1.00       100.00        99.00        1.00       100.00
Villa Alegre S.A.                             75.00        0.00        75.00         0.00       75.00        75.00
Comercial Peumo S.A.                          99.90        0.10       100.00            -           -            -
Inversiones Concha y Toro S.A.                    -           -            -        99.98        0.02       100.00
VCT Internacional S.A.                            -           -            -         0.00      100.00       100.00

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 2 - Summary of Significant Accounting Principles, continued

c)     Translation of foreign currency financial statements

       Financial statements of consolidated foreign subsidiaries have been converted into Chilean pesos in accordance with Technical Bulletin No. 64, "Accounting for Investments Abroad" ("BT 64"), of the Chilean Association of Accountants, as follows:

       Financial statements of foreign operations with the Chilean peso as the functional currency are those whose activities are considered an extension of the Chilean operations, and are translated as follows:

           o Monetary assets and liabilities are translated at the year-end exchange rate.
           o Non-monetary items, primarily property, plant and equipment and shareholders' equity, are measured using historical exchange rates in effect at the time of the transactions adjusted by changes in the Chilean CPI during the year.
           o The statement of operations is translated into Chilean pesos at the average exchange rate of the month in which the transactions occur, except for those expenses related to assets and liabilities that have been remeasured at historical exchange rates.
           o Exchange differences resulting from the above translation are recorded in the statement of operations.

       Financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean operations, or which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured using the US dollar as the functional currency and then translated into Chilean pesos at the year end exchange rate. Remeasurement into US dollar is performed as follows:

            o Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.
            o All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the US dollar and the local currency.
            o Income and expense accounts are translated at the exchange rate prevailing at the end of the month in which the transactions occur, except for those expenses related to assets and liabilities that have been remeasured at historical exchange rates.
            o Any exchange differences are included in the results of operations for the period.

       On the Parent Company's books, price-level restatements based on Chilean inflation are applied to the beginning balance of the investment account and then the participation in the net income of the subsidiary (determined as described above) is recorded. The Parent Company then compares this value to its participation in the equity of the investee as remeasured into US dollars and translated into Chilean pesos. The difference is recorded as an adjustment to the investment account with a corresponding adjustment to the foreign currency translation account in shareholders' equity.

       As described in Note 3, as of December 31, 2001, the Company changed its method of accounting for its Argentine subsidiaries.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 2 - Summary of Significant Accounting Principles, continued

d)     Price-level restatement

       The consolidated financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year. For this purpose, and in conformity with current Chilean regulations, non-monetary assets and liabilities, shareholders' equity accounts and income and expense accounts have been restated each year in terms of year-end constant pesos. The resulting net charge or credit to the consolidated statement of operations arises as a result of the gain or loss in purchasing power from holding non-monetary assets and liabilities exposed to the effects of inflation. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index ("CPI") of the National Institute of Statistics, which was 4.7%, 3.1% and 3.0% for the years ended November 30, 2000, 2001 and 2002, respectively. The index is based on the "prior month rule," pursuant to which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index that most closely complies with the technical requirement of reflecting the variation in the general level of prices in the country. Consequently, this index is widely used for financial reporting purposes in Chile.

       For comparative purposes, the consolidated financial statements for the years ended December 31, 2000 and 2001 and the amounts disclosed in the related footnotes have also been restated in terms of Chilean pesos of December 31, 2002 purchasing power.

       The above-mentioned price-level restatements do not purport to present appraised or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of similar purchasing power and to include in the net gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

       Certain assets and liabilities are denominated in UF units (Unidad de Fomento). The UF is a Chilean inflation-indexed peso-denominated monetary unit which is set daily in advance based on changes in the CPI. The adjustments to the closing value of UF-denominated assets and liabilities are included in the price-level restatement account in the consolidated statements of operations. Each UF was equivalent to Ch.$ 15,769.92, Ch.$ 16,262.66 and Ch.$ 16,744.12 as of December 31, 2000, 2001 and 2002,
       respectively.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 2 - Summary of Significant Accounting Principles, continued

e)      Assets and liabilities denominated in foreign currencies

        Assets and liabilities denominated in foreign currencies are presented in Chilean pesos at the exchange rate at the end of each year informed by the Central Bank of Chile. The detail of exchange rates for foreign currencies as of December 2000, 2001 and 2002 is as follows:

                                           2000           2001            2002
                                           ----           ----            ----
                                           Ch.$           Ch.$            Ch.$

        U.S. dollar                        573.65        654.79           718.61
        Canadian dollar                    382.51        410.73           455.62
        Deutsche mark                      275.50        295.62                -
        French franc                        82.15         88.14                -
        Italian lira                         0.28          0.30                -
        Argentine peso                     573.65        385.17           213.24
        Euros                              538.84        578.18           752.55
        Australian dollar                  319.01        334.21           404.78
        Spanish Peseta                       3.24          3.47                -
        British pounds                     856.58        948.01         1,152.91


f)     Time deposits

       Time deposits include capital plus interest and restatements accrued at each year-end.

g)     Marketable securities

       Investments in shares are stated at the lower between restated cost and market value. Investments in mutual funds are stated at quoted market value at year end.

h)     Allowance for doubtful accounts

       The Company and its subsidiaries have made allowances for doubtful debtors based on a case-by-case assessment of debtors whose overdue balance exceeds six months.

i)     Inventories

       Inventories of raw materials, materials and supplies are presented at price-level restated cost, in accordance with Article No. 41 of the Income Tax Law. These values do not exceed net realizable value.

       Bulk wine inventory is stated at weighted average cost plus price level restatement in accordance with Technical Bulletin No. 3 of the Chilean Association of Accountants, which do not exceed net realizable value. Cost of bulk wine is calculated using the absorption costing method, which includes indirect costs incurred during the production process plus direct acquisition or grape production costs. These values do not exceed net realizable value. Approximately 1% of bulk wine inventories will not be sold within one year because of the duration of the aging process. These inventories are also included as in-process inventories within current assets, in accordance with the general practices of the wine industry.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 2 - Summary of Significant Accounting Principles, continued

i)     Inventories, continued

       Finished goods and in-process wine inventories are stated at cost plus price level restatement, in accordance with Article 41 of Income Tax Law, which do not exceed net realizable value. Finished goods and in process wine inventories include the cost of purchased grapes and agricultural costs, including overhead for the production of grapes, as well as all direct and indirect costs associated with the wine-making process, including the bottling process.

       The Company records a provision for obsolescence based on inventory turnover and/or the evaluation of its use.

j)     Prepaid expenses

       Prepaid expenses include mainly deferred harvest costs, which are calculated according to the absorption cost method, which includes direct and indirect costs. These costs are charged to the cost of wine once the harvest is completed in the following period.

k)     Property, plant and equipment

       Property, plant and equipment are presented at acquisition and/or building or development cost plus price-level restatement. This cost includes applicable financing costs incurred by the Company until the asset is ready for use. The value resulting from the technical appraisal of 1979 is included in the balance of property, plant and equipment and includes annual price level restatements.

       Fixed asset maintenance costs are charged to income as incurred.

l)     Leased assets

       Assets acquired through financial lease agreements are recorded at the present value of each contract, which is calculated by discounting regular installments and the related purchase option at the interest rate included in each respective agreement. Lease payables are recorded net of interest not accrued in the short and long-term portion.

m)     Depreciation

       Depreciation is calculated according to the straight-line method based on the estimated useful lives of the different classes of assets and includes depreciation pertaining to fixed asset technical appraisals.

n)     Intangible assets

       Intangible assets represent rights or privileges acquired that will benefit the Company's operations beyond the period in which they were acquired. These refer primarily to water rights and industrial brand name rights, which are amortized over 20 and 10-year periods, respectively. These assets are presented at restated cost plus other acquisition related costs, which do not include financing cost.

o)     Investments in related companies

       Investments in shares of public and private companies in which the Company does exercise significant influence are valued according to the equity method, including the elimination of unrealized gains or losses.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 2 - Summary of Significant Accounting Principles, continued

p)     Investments in other companies

       Investments in shares quoted in the Chilean Stock Market in which the Company cannot exercise significant influence are valued at the lower between of restated cost and quoted market value of the portfolio at the date of the financial statements.

q)     Goodwill

       Goodwill represents the difference between the acquisition cost of shares of related companies and the equity proportional value of these investments at the date of the acquisition. These differences are amortized over 5 to 20 years, using the straight - line method.

r)     Bonds payable

       Bonds are stated at the value of principal outstanding plus accrued interest at the end of each period.

s)     Income and deferred taxes

       The Company determines and records its income taxes on an accrual basis based on the net taxable income in conformity with current Chilean tax regulations.

       Effective January 1, 2000, the effects of deferred income taxes are recorded in accordance with Technical Bulletin No. 60 and the complementary technical bulletins thereto issued by the Chilean Association of Accountants. The effects of deferred income taxes as of January 1, 2000, which were not previously recorded, are recognized in income over the estimated reversal periods corresponding to the underlying temporary differences at that date. A valuation allowance was recorded against net deferred tax assets, where it is more likely than not that such assets will not be realized.

t)     Staff severance indemnities

       The Company has agreed with all of its employees to pay severance benefits equivalent to five business days for each year of service rendered. Additionally, the company has agreed with the 48 employees covered by one union to pay them the equivalent of one month of salary for each year of service. These benefits are paid annually.

       As specified by law, in the event that an employee is dismissed under certain specific circumstances, the employee is entitled to receive one month of salary for each year of service. In such cases, the additional severance benefit amounts specified by law are charged to expense at the date of payment.

       The provision for staff severance indemnities is recorded at the present value of the accrued benefits.

u)     Vacations

       The cost of employees' vacations is recorded on an accrual basis.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 2 - Summary of Significant Accounting Principles, continued

v)     Statement of cash flows

       The Company prepares the statement of cash flows using the direct method, considering the balances of cash, bank accounts and financial investments whose original maturity date is less than 90 and which do not have any material risk of value loss, as cash and cash equivalents.

       Cash flows provided by operating activities include all cash flows related to the Company, also including interest paid, financial income and, in general, all cash flows which are not defined as being part of investing or financial activities. It should be noted that the concept of operations applied in the preparation of this statement is broader than that used in the statement of income.

w)     Reclassifications

       Certain reclassifications have been made to the prior year consolidated financial statements in order to conform to the current year method of presentation.

x)     Revenue recognition

       The Company recognizes revenues from sales of its goods upon shipment as this indicates that significant risks and benefits of these assets have been transferred to the buyer. Revenues from services are recognized when services have been performed.

y)     Derivative contracts

       The Company has foreign exchange forward contracts that have been designated as hedge instruments against variations in the foreign exchange rate of specific items, and are recorded in accordance with Technical Bulletin No. 57 issued by the Chilean Association of Accountants.

z)     Computer software

       Investments in computer programs relate principally to capitalized costs incurred in the implementation of the SAP R/3 system and other complementary or additional programs, which are presented under other fixed assets within property, plant and equipment and which are being amortized over an 8-year period, using the straight-line method.

aa)    Convenience translation to U.S. dollars

       The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2002 closing exchange Ch.$
       718.61 per US$ 1. This translation should not be construed as a representation that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 3 - Changes in Accounting Principles

a) As of December 31, 2001, the Company modified its criterion for the valuation of investments in Argentina due to the economic situation in that country, resulting from the significant devaluation of the Argentine peso at that date. Accordingly, the conversion of the financial statements of the subsidiaries in Argentina, Distribuidora Peumo Argentina S.A. and Trivento Bodegas y Vinedos S.A., where the Company has indirect participation of 100% in both entities, the methodology for the valuation of investments maintained in non-stable economies contained in Technical Bulletin No. 64 of the Chilean Association of Accountants was applied. This requires that the functional currency of these investments be the U.S. dollar.

       As of December 31, 2000, those financial statements were converted to Chilean pesos using the methodology of valuation of the investments in stable economies, which requires that the functional currency of the above-mentioned investments be the Argentine pesos and the translation of the related figures to Chilean pesos based on the year-end exchange rate.

       The net charge to income for the year 2001 arising from the conversion of the financial statements of the subsidiaries in Argentina and the devaluation of Argentine peso amounted to Th.Ch.$ 1,381,376.

b)     During 2002, there were no changes in accounting principles.


Note 4 - Marketable Securities


       Instrument                   As of December 31,
                                 -----------------------
                                    2001         2002
                                 ----------   ----------
                                    ThCh$        ThCh$

       Equity securities                385          385
       Mutual fund quotes           255,634      130,022
                                 ----------   ----------
       Total                        256,019      130,407
                                 ==========   ==========


Note 5 - Short-term Receivables

Short-term

Trade accounts receivable

Description                                                       As of December 31,
                                                  -------------------------------------------------
                                                           2001                      2002
                                                  -----------------------   -----------------------
                                                     ThCh$          %          ThCh$          %
Trade accounts receivable - export sales, net     21,304,049        69.57   28,520,267        77.49
Trade accounts receivable - domestic sales, net    9,319,617        30.43    8,283,851        22.51
                                                  ----------   ----------   ----------   ----------
Total trade accounts receivable, net              30,623,666       100.00   36,804,118       100.00
                                                  ==========   ==========   ==========   ==========

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 5 - Short-term Receivables, continued

Notes Receivable

Description                                             As of December 31,
                                                     -----------------------
                                                        2001         2002
                                                     ----------   ----------
                                                        ThCh$        ThCh$

Checks, net                                           1,966,263    1,600,891
Notes receivable, net                                       540        2,248
Notes receivable denominated in foreign currencies      130,823      260,876
                                                     ----------   ----------
Total notes receivable, net                           2,097,626    1,864,015
                                                     ==========   ==========

Other Accounts Receivable


Description                                             As of December 31,
                                                     -----------------------
                                                        2001         2002
                                                     ----------   ----------
                                                        ThCh$        ThCh$

Receivable from employees                               353,425      389,643
Reimbursable amounts                                     84,074      124,038
Other accounts receivable                               385,858      323,512
                                                     ----------   ----------
Total other accounts receivable                         823,357      837,193
                                                     ==========   ==========


Maturities of short-term receivables are as follows:

                                                                   More than 90 days
                                         Up to 90 Days               up to 1 year                     Total
                                   -------------------------   -------------------------   --------------------------
                                      2001          2002          2001          2002          2001           2002
                                   -----------   -----------   -----------   -----------   -----------    -----------
                                      ThCh$         ThCh$         ThCh$         ThCh$         ThCh$          ThCh$
Trade accounts receivable           25,848,667    34,533,056     4,865,360     2,425,350    30,714,027     36,958,406
Provision for doubtful accounts              -             -             -             -       (90,361)      (154,288)
                                                                                           -----------    -----------
  Trade accounts receivable, net                                                            30,623,666     36,804,118

Notes receivable                     2,087,914     2,030,434       111,695        10,003     2,199,609      2,040,437
Provision for doubtful accounts              -             -             -             -      (101,983)      (176,422)
                                                                                           -----------    -----------
  Notes receivable, net                                                                      2,097,626     1,864,015
                                                                                           -----------    -----------

Other accounts receivable              823,357       830,193             -             -       823,357        830,193
Provision for doubtful accounts              -             -             -             -             -              -
                                                                                           -----------    -----------
  Other accounts receivable, net                                                               823,357        830,193

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 6 - Balances and Transactions with Related Companies

Balances and transactions with related companies include all those transactions performed with affiliates. In addition, this note discloses all those significant transactions with related companies, whose total amount exceeds 1% of the Company's results, as well as operations related to the sale and purchase of shares.


a)    Notes and accounts receivable:

                                                           As of December 31,
                                                          -------------------
      Company                                               2001       2002
                                                          --------   --------
                                                            ThCh$      ThCh$

      Bodegas y Vinedos Santa Emiliana S.A                 202,484    342,551
      Vina Almaviva S.A                                    205,089    184,577
      Fruticola Viconto S.A                                180,563     47,666
      Villard Fine Wine S.A                                 14,735      1,779
      Altagracia S.A                                             -         27
                                                          --------   --------
      Total                                                602,871    576,600
                                                          ========   ========


b)    Notes and accounts payable:

                                                                  As of December 31,
                                                 -------------------------------------------------
                                                 Short-term   Long-term    Short-term   Long-term
                                                 ----------   ----------   ----------   ----------
   Company                                          2001         2002         2001         2002
   ------------------------------------------    ----------   ----------   ----------   ----------
                                                    ThCh$        ThCh$        ThCh$        ThCh$
   Comercial Greenwich Ltda                          10,291            -            -            -
   Industria Corchera S.A                         1,186,163    1,566,652            -            -
   Importadora y Comercial Huasco S.A                 7,629       38,296            -            -
   Forestal Quivolgo S.A                             88,782       89,679      415,284      353,987
   Agricola Greenwich Ltda                            2,267            -            -            -
   Osvaldo Solar Varela                                 156            -            -            -
   Inversiones Totihue S.A                          235,209      242,057    1,120,909      955,464
   Eduardo Rafael Morande Montt                      22,919       23,586      109,223       93,102
   Carmen Montt Luco                                 22,919       23,586      109,223       93,102
   Carmen Gloria Morande Montt                       22,919       23,586      109,223       93,102
   Juan Ignacio Morande Montt                        22,919       23,586      109,223       93,102
   Catalina Del Rosario Morande Montt                22,919       23,586      109,223       93,102
   Victor Javier Morande Montt                       22,919       23,586      109,223       93,102
   Maria Veronica Morande Montt                      22,919       23,586      109,223       93,102
   Jose Vicente Morande Montt                        22,919       23,586      109,223       93,102
   Eduardo Ignacio Morande Fernandez                 25,006       25,734      119,150      101,563
   Agricola Alto de Quitralman Ltda                       -        1,417            -            -
   Agricola Sextafrut S.A                             4,719            -            -            -
   Inversiones y Asesorias de Asis Ltda                   -          716            -            -
   Asesorias e Inversiones Bombini y Cia Ltda             -        8,786            -            -
                                                 ----------   ----------   ----------   ----------
                                                  1,743,574    2,162,025    2,529,127    2,155,830
                                                 ==========   ==========   ==========   ==========

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 6 - Balances and Transactions with Related Companies, continued

c)    Transactions:

                                                                                                For the year ended December 31,
                                                                                           ----------------------------------------
           Company                 Relationship         Type of transaction                       2001                  2002
                                                                                           ------------------- --------------------
                                                                                             Amount   Income     Amount     Income
                                                                                           --------- --------- ----------  --------
                                                                                              ThCh$    ThCh$      ThCh$      ThCh$
Fruticola Viconto S.A.             Common Mgmt.      Sale of fruit, products and Services    300,669         -    391,606         -
                                                     Purchase of raw materials               186,227         -    210,742
Bodegas y Vinedos Santa            Common Mgmt.      Sale of raw materials, products
Emiliana S.A.                                        and services                          3,885,957   306,673  3,840,399   307,232
                                                     Purchase of raw materials and
                                                     other purchases                         975,885         -    698,783         -
Industria Corchera S.A.            Affiliate         Sale of services                          1,246         -         86         -
                                                     Purchase of raw materials             3,600,388         -  4,992,102         -
Vina Almaviva S.A.                 Affiliate         Sale of raw materials,  services
                                                     and others                              239,226         -    301,594         -
                                                     Sale of land                          1,074,322   521,626          -         -
                                                     Purchase of raw materials,
                                                     products and others                     111,225         -    252,236         -
Importadora y Com. Huasco S.A.     Common Mgmt.      Purchase of machinery and spare
                                                     parts                                    33,675         -     65,843         -
                                                     Purchase of shares of Ind. Corchera           -         -     11,630         -
Agricola Alto de Quiltraman Ltda.  Common Mgmt.      Purchase of products                    440,933              203,056
                                                     Sales of Products                             -         -         40         -
Juanita Morande Errazuriz          Shareholder       Purchase of shares of Ind. Corchera           -         -        481         -


Note 7 - Inventories

Inventories, stated as described in Note 2 i), are summarized as follows:

                                                        As of December 31,
                                                --------------------------------
                                                   2001                 2002
                                                -----------         -----------
                                                   ThCh$                ThCh$

Wine, bottled and bulk                           28,418,056          26,826,102
In process wine                                   1,969,182           2,344,458
Materials and supplies                            4,813,581           5,824,735
Other products                                      142,413             182,523
Provision for obsolescence                         (135,236)           (501,919)
                                                -----------         -----------
Total                                            35,207,996          34,675,899
                                                ===========         ===========

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 8 - Income and Deferred Taxes

a)    Income taxes payable

The detail of consolidated income taxes payable is as follows:

                                                        As of December 31,
                                                   ----------------------------
                                                      2001              2002
                                                   ----------        ----------
                                                      ThCh$             ThCh$

Provision for income tax                            1,801,546         2,687,619
Less:
Monthly tax provisional payments                   (1,134,440)       (2,332,354)
Other credits                                        (116,033)         (249,066)
                                                   ----------        ----------
      Income taxes payable, net                       551,073           106,199
                                                   ==========        ==========

b) As of December 31, 2001 and 2002, consolidated net taxable income amounted to ThCh$12,010,308 and ThCh$16,797,619, respectively.

c) "Income taxes" as presented in the consolidated statement of income for the years ended December 31, are summarized as follows:

                                                                 For the years ended December 31,
                                                             --------------------------------------
                                                                2000          2001          2002
                                                             ----------    ----------    ----------
                                                                ThCh$         ThCh$         ThCh$
Current tax expense (provision for income taxes)             (1,114,285)   (1,801,546)   (2,687,619)
Effect of deferred tax assets and liabilities for the year   (1,226,102)   (1,696,240)     (278,304)
Tax benefit provided by tax losses                                    -       355,727     1,954,112
Change in valuation allowance                                         -             -    (1,648,831)
                                                             ----------    ----------    ----------
Amortization of complementary accounts                          198,196       378,002      (318,015)
                                                             ----------    ----------    ----------
Total                                                        (2,142,191)   (2,764,057)   (2,978,657)
                                                             ==========    ==========    ==========


                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 8 - Income and Deferred Taxes, continued

d)    Deferred taxes

Changes in the Chilean Income Tax Law, effective beginning on January 1, 2001, require that income tax rates increase gradually between 2001 and 2004 from 15% to 17%. Consequently, deferred tax balances as of December 31, 2002 were calculated based on tax rates applicable at the estimated date of the turnover of originating temporary differences.

                                                                      As of December 31,
                              -----------------------------------------------------------------------------------------------------
                                                    2001                                                2002
                              -------------------------------------------------   -------------------------------------------------
                                 Deferred tax asset     Deferred tax liability       Deferred tax asset     Deferred tax liability
                              -----------------------   -----------------------   -----------------------   -----------------------
Temporary differences         Short-term   Long-term    Short-term   Long-term    Short-term   Long-term    Short-term   Long-term
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                 ThCh$        ThCh$        ThCh$        ThCh$        ThCh$        ThCh$        ThCh$        ThCh$
Provision for doubtful            27,459            -            -            -       58,832            -            -            -
accounts
Provision for vacations          116,274            -            -            -      146,864            -            -            -

Financial lease agreements             -            -            -        7,485            -            -            -       13,952

Production expenses                    -            -       23,001      733,702            -            -       37,268      638,923
Fixed assets depreciation              -            -            -    4,710,809            -            -            -    5,136,769

Staff severance indemnities            -       78,542            -            -            -       96,625            -            -

Other events                       5,181            -            -       31,436      101,074            -            -            -

Inventories                      106,959            -            -            -      171,940            -            -            -

Unrealized gains tax
Liabilities                      242,533       88,677            -            -      187,366       86,093            -            -
Tax losses                       355,727            -            -            -    2,249,625            -            -            -

Complementary accounts,
  net of amortization                  -            -            -    2,691,954            -            -            -    2,373,939
Valuation allowance                    -            -            -            -    1,648,831            -            -            -
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

Total                            854,133      167,219       23,001    2,791,478    1,266,870      182,718       37,268    3,415,705
                              ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

Tax loss carryforwards relate to Argentine subsidiaries and expire as follows:

                             YEAR                          THCH$
                             ----                          -----
                             2003                                -
                             2004                           48,442
                             2005                           32,274
                             2006                          674,326
                             2007                        1,416,213

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 9 - Property, Plant and Equipment

a) The following is a summary of property, plant and equipment as of December 31, 2001 and 2002:

                                                   Gross Fixed     Accumulated     Gross Fixed     Accumulated
                                                      Assets       Depreciation       Assets       Depreciation
                                                   ------------    ------------    ------------    ------------
                                                               2001                            2002
                                                   ----------------------------    ----------------------------
                                                       ThCh$           ThCh$           ThCh$           ThCh$
Land                                                 17,382,260               -      17,750,514               -
                                                   ------------    ------------    ------------    ------------
                                                     17,382,260               -      17,750,514               -
                                                   ------------    ------------    ------------    ------------

Plantations                                          17,504,002      (3,072,871)     22,855,498      (3,827,098)
Buildings and facilities                             41,360,389      (6,543,588)     37,474,378      (7,578,047)
Permanent vineyards                                  16,257,146      (7,211,773)     17,267,386      (7,559,537)
                                                   ------------    ------------    ------------    ------------
                                                     75,121,537     (16,828,232)     77,597,262     (18,964,682)
                                                   ------------    ------------    ------------    ------------

Machinery and equipment                              27,545,556     (11,820,051)     27,196,800     (12,671,290)
Transportation equipment                              2,094,822      (1,313,834)      4,026,921      (2,143,084)
                                                   ------------    ------------    ------------    ------------
                                                     29,640,378     (13,133,885)     31,223,721     (14,814,374)
                                                   ------------    ------------    ------------    ------------

Bottles and packaging                                   708,137        (417,973)        921,489        (476,375)
Other fixed assets                                    5,283,142      (2,420,512)      7,019,994      (2,995,727)
Lease fixed assets                                    1,253,414        (188,012)      1,253,414        (238,149)
                                                   ------------    ------------    ------------    ------------
                                                      7,244,693      (3,026,497)      9,194,897      (3,710,251)
                                                   ------------    ------------    ------------    ------------

Revaluation from fixed asset technical appraisal      3,665,044      (1,672,161)      3,550,780      (1,587,488)
                                                   ------------    ------------    ------------    ------------
                                                      3,665,044      (1,672,161)      3,550,780      (1,587,488)
                                                   ------------    ------------    ------------    ------------

                                                   ------------    ------------    ------------    ------------
Net Property, plant and equipment                   133,053,912     (34,660,775)    139,317,174     (39,076,795)
                                                   ============    ============    ============    ============

b) Depreciation for the year ended December 31, 2002 amounted to ThCh$6,860,457 (ThCh$4,980,839 and ThCh$5,953,126 in 2000 and 2001,
       respectively), including depreciation related to fixed asset technical revaluation.

                                                                As of December 31,
                                                     --------------------------------------
                                                        2000          2001          2002
                                                     ----------    ----------    ----------
                                                        ThCh$         ThCh$         ThCh$
Depreciation (selling and administrative expenses)     (521,136)     (929,967)     (897,120)
Depreciation (Agricultural cost)                     (1,074,385)   (1,193,398)   (1,523,919)
Depreciation (Cost of sales)                         (3,385,318)   (3,829,761)   (4,439,418)
                                                     ----------    ----------    ----------
Total                                                (4,980,839)   (5,953,126)   (6,860,457)
                                                     ==========    ==========    ==========

c)     The detail of interest capitalized for financing costs is as follows:

                                                           For the years ended
                                                               December 31,
                                                        ------------------------
                                                           2001          2002
                                                        ----------    ----------
                                                           ThCh$         ThCh$

Vineyards under development                                424,107       268,575
Constructions-in-progress                                  352,941       199,469
                                                        ----------    ----------
Total                                                      777,048       468,044
                                                        ==========    ==========

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 9 - Property, Plant and Equipment, continued

d) Technical revaluation: in accordance with Circular 1,529 of the Superintendency of Securities and Insurance, the Company recorded the increase in value resulting from a technical appraisal of its principal fixed assets as of December 31, 1979. As of December 31, 2001 and 2002, this higher value was comprised by the following restated amounts:

                                               As of December 31,
                           ----------------------------------------------------------
                                      2001                           2002
                           ---------------------------    ---------------------------
Item                                      Accumulated                    Accumulated
                           Asset Value    Depreciation    Asset Value    Depreciation
                           ------------   ------------    ------------   ------------
                               ThCh$         ThCh$            ThCh$          ThCh$
Land                          1,699,366              -       1,699,366              -
Plantations                     267,185       (219,237)        263,298       (222,672)
Buildings and facilities      1,432,315     (1,187,523)      1,354,324     (1,131,024)
Machinery and equipment         266,178       (265,401)        233,792       (233,792)
                           ------------   ------------    ------------   ------------
Total                         3,665,044     (1,672,161)      3,550,780     (1,587,488)
                           ============   ============    ============   ============

e) Leased assets are accounted for in conformity with Technical Bulletin No. 22 of the Chilean Association of Accountants and relate to floor No. 15 and office 1602 Sur of the World Trade Center Building, as follows:

                                                   As of December 31,
                                              --------------------------
                                                 2001            2002
                                              ----------      ----------
                                                 ThCh$           ThCh$

       Lease fixed assets                      1,253,414       1,253,414
       Accumulated depreciation                 (188,012)       (238,149)
                                              ----------      ----------
                Total                          1,065,402       1,015,265
                                              ==========      ==========

       The Company does not legally own lease fixed assets and therefore it cannot freely dispose of them until it exercises the related purchase option.

f)     Operating leases:

       The Company has entered long-term lease agreements for land where it has developed grape plantations for wine production. As of December 31, 2002, minimum future payments related to these operating lease agreements are as follows:

                                                  -------------
                 Year ended December 31,              2002
                                                  -------------
                                                      ThCh$

                 2003                                   310,176
                 2004                                   290,837
                 2005                                   290,837
                 2006                                   290,837
                 2007                                   290,837
                 2008                                   290,837
                 2009 and thereafter                  2,072,769
                                                  -------------
                 Total                                3,837,130
                                                  =============

       Rental expense for operating leases amounted to ThCh$ 1,140,763, Th.Ch.$ 1,323,815 and Th.Ch.$ 1,788,250 for the years ended December 31, 2000, 2001 and 2002, respectively.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 9 - Property, Plant and Equipment, continued

g)     Investments in computer programs

       During 2002, the Company acquired CO-PA module of SAP for ThCh$ 35,075. During 2001, there were no investments in computer programs.

Note 10 - Investments in Related Companies

Significant Events

a)     Changes in ownership structure

       In order to improve the efficiency of intercompany operations and improve the ease of the preparation and consolidation of the financial statements, the Company opted to modify the ownership structure of the Group companies.

       Basically, these modifications contemplate that the Group has a Parent Company, which has the ownership of foreign subsidiaries, and another investment company has the ownership of domestic Group companies, maintaining Vina Concha y Toro S.A. as the Group's Parent Company.

       The above-mentioned modifications primarily included the formation of VCT Internacional S.A., which is owned by 70.2% by Inversiones Concha y Toro S.A. (formerly - Comercial Peumo S.A.) and 29.8% by Vina Maipo Ltda. This company received the transfer of the shares of and rights that Vina Maipo Ltda. and Vina Concha y Toro S.A. had on Trivento Bodega y Vinedos S.A. and Distribuidora Peumo Argentina S.A., both of which are located in Argentina. Accordingly, VCT Internacional controls 93.6% of Trivento Bodegas y Vinedos S.A. and 99.99% of Distribuidora Peumo Argentina. Consequently, Comercial Peumo Ltda. has the remaining portion of ownership interest in the above-mentioned companies of 6.4% and 0.01%, respectively.

       On a subsequent date, Comercial Peumo S.A. changed its name to Inversiones Concha y Toro S.A. and became an investment company. This company received the transfer of the shares and rights which Vina Concha y Toro had in Vina Maipo Ltda. (99%), Villa Alegre S.A. (75%) and Vina Cono Sur S.A. (50%).

       As a result of these change, Vina Concha y Toro has the direct ownership of the shares and rights in the following subsidiaries and affiliates:

                Company                                         %
                ------------------------------------     -------------
                Inversiones Concha y Toro S.A.                99.98
                Oneworldwines Ltda.                           99.00
                Concha y Toro UK Ltda.                        99.00
                Vina Almaviva S.A.                            50.00
                Industria Corchera S.A.                       49.84

       In addition, Inversiones Concha y Toro S.A. has the shares and rights of the following companies:

                Company                                         %
                ------------------------------------     -------------
                VCT Internacional S.A.                        70.20
                Vina Maipo Ltda.                              99.00
                Comercial Peumo Ltda.                         99.90
                Vina Cono Sur S.A.                            50.00
                Villa Alegre S.A.                             75.00

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 10 - Investments in Related Companies, continued

b) During November 2002, the Company acquired 4,818 shares of Industria Corchera S.A., which represents 0.24% of the total amount of shares issued and resulted in an increase in Vina Concha y Toro S.A.'s ownership to 49.84% of the equity of Industria Corchera S.A. The amount of the above-mentioned transaction was ThCh$ 12,111.

c)     Valuation of investments in Argentina

       The financial statements of the Argentine subsidiaries, Distribuidora Peumo Argentina S.A. and Trivento Bodegas y Vinedos S.A., in which Vina Concha y Toro has indirect ownership interest of 100%, have been translated in conformity with the method indicated in Technical Bulletin No. 64 of the Chilean Association of Accountants, which requires that the control of investments in unstable economies be maintained in historical US Dollars.

       The net effect of the conversion of the financial statements of the above-mentioned subsidiaries gave rise to a net charge to the Parent Company's income by way of the application of the equity method of accounting of ThCh$1,387,809 and ThCh$2,993,424 as of December 31, 2001 and 2002, respectively.

Detail of investments

    Company               Ownership percentage       Equity of investee         Accrued income           Equity Method value
                         ----------------------    --------------------- ------------------------------  --------------------
                          2000    2001    2002       2001        2002      2000      2001       2002       2001       2002
                         ------  ------  ------    ---------   --------- --------- ---------  ---------  ---------  ---------
                            %       %       %        ThCh$       ThCh$     ThCh$     ThCh$      ThCh$      ThCh$      ThCh$
Industria Corchera S.A.   49.60   49.60   49.84    5,064,933   5,749,626    78,500    (8,298)   226,956  2,512,207  2,865,614
Vina Almaviva S.A.        50.00   50.00   50.00    3,906,900   4,975,066   326,534   576,829    534,083  1,953,451  2,487,533
                                                                         --------- ---------  ---------  ---------  ---------
                                                                           405,034   568,531    761,039  4,465,658  5,353,147
                                                                         ========= =========  =========  =========  =========

Note 11 - Investments in Other Companies

2002:

a) During January 2002, the Company acquired 101 shares of La Rosa Sofruco S.A. at a restated cost of ThCh$ 175.
b) During June 2002, the Company acquired 2,280 shares of La Rosa Sofruco S.A. at a restated cost of ThCh$ 4,126.
c) During November 2002, the Company acquired 930 shares of La Rosa Sofruco S.A. at a restated cost of ThCh$ 1,644.
d) During December 2002, the Company acquired 3 shares of Union Sede Oriente S.A. at a restated cost of ThCh$ 18,600.

2001:

a) During December 2001, the Company acquired 30,400 shares of La Rosa Sofruco S.A. at a restated cost of ThCh$ 55,346.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 11 - Investments in Other Companies, continued

Detail of investments

                                                Number of      Ownership
              Company                             shares      Percentage        Book Value
                                                                         -----------------------
                                                                            2001         2002
                                                                         ----------   ----------
                                                                            ThCh$        ThCh$
Sociedad Agricola La Rosa Sofruco S.A             241,645         0.00      228,585      234,530
Cia. General de Electricidad Industrial S.A        13,483         0.00        7,579        7,579
The Chilean Chamber of Commerce                         1         0.00        1,341        1,341
Termas de Puyehue S.A                               2,000         0.00          111          111
Union Sede Oriente S.A                                  3         0.00            -       18,600
Other minor investments                                 -         0.00        2,431        2,431
                                                                         ----------   ----------
             Total                                                          240,047      264,592
                                                                         ==========   ==========

Note 12 - Goodwill

The detail of goodwill is as follows:

                           For the year ended December 31,        As of December 31,
       Company                      Amortization                      Net Balance
                         ------------------------------------   -----------------------
                            2000         2001         2002         2001         2002
                         ----------   ----------   ----------   ----------   ----------
                            ThCh$        ThCh$        ThCh$        ThCh$        ThCh$
Villa Alegre S.A             12,715       11,409       11,409       34,227       22,818
Vina Almaviva S.A             6,428        6,101        2,979        3,050            -
Industria Corchera S.A        5,587       67,042       67,042    1,268,201    1,201,159
                         ----------   ----------   ----------   ----------   ----------
          Total              24,730       84,552       81,430    1,305,478    1,223,977
                         ==========   ==========   ==========   ==========   ==========

Note 13 - Intangibles

Intangible assets are as follows:

                                                  As of December 31,
                                 --------------------------------------------------
                                   Gross                      Gross
                                  Carrying   Accumulated     Carrying   Accumulated
                                   amount    Amortization     amount    Amortization
                                 ----------   ----------    ----------   ----------
                                          2001                       2002
                                 -----------------------    -----------------------
                                    ThCh$        ThCh$         ThCh$        ThCh$
Industrial trademarks               315,207      (69,442)      460,444      (75,502)
Telephone line rights                11,261         (515)       11,261       (1,627)
Water rights                        209,339      (22,287)      209,293      (38,304)
Software licenses                       413            -           413         (413)
                                 ----------   ----------    ----------   ----------
                  Total             536,220      (92,244)      681,411     (115,846)
                                 ==========   ==========    ==========   ==========

Amortization expense for the years ended December 31, 2000, 2001 and 2002 was ThCh$21,973, ThCh$38,159 and ThCh$53,176, respectively.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 14 - Short-term Bank Debt

              Bank or
Registration  Financial
N(degree)     institution        U.S. dollars                 Euros               Other currencies                U.F.
                           -----------------------   -----------------------   -----------------------   -----------------------
                              2001         2002         2001         2002         2001         2002         2001         2002
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Short-term
portion
              Banco de
97036000-K    Santiago              -            -            -            -            -            -      342,095            -

              Banco de
97024000-4    A. Edwards            -            -            -            -            -            -            -            -

              Banco de
97004000-5    Chile         1,376,603    2,466,104            -            -            -            -    1,689,593    1,678,096

              Banco
97008000-6    Santander       884,927            -      600,424            -            -            -    4,504,320            -

97008000-7    Citibank              -            -            -            -            -            -    1,196,555            -

97032000-8    Banco BHIF            -    1,445,771    1,320,588            -            -            -    1,016,288    3,100,683

Foreign
bank Banco    Banco
Sudameris     Sudameris             -            -            -            -        6,657            -            -            -
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------


              Total         2,261,530    3,911,875    1,921,012            -        6,657            -    8,748,851    4,778,779
                           ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========




              Bank or
Registration  Financial
N(degree)     institution     Non-adjustable Ch$               Total
                            -----------------------   -----------------------
                               2001         2002         2001         2002
                            ----------   ----------   ----------   ----------

Short-term
portion
              Banco de
97036000-K    Santiago               -            -      342,095            -

              Banco de
97024000-4    A. Edwards     1,192,498            -    1,192,498            -

              Banco de
97004000-5    Chile                  -            -    3,066,196    4,144,200

              Banco
97008000-6    Santander              -            -    5,989,671            -

97008000-7    Citibank               -            -    1,196,555            -

97032000-8    Banco BHIF             -            -    2,336,876    4,546,454

Foreign
bank Banco    Banco
Sudameris     Sudameris              -            -        6,657            -
                            ----------   ----------   ----------   ----------


              Total          1,192,498            -   14,130,548    8,690,654
                            ==========   ==========   ==========   ==========


Short term portion                         US Dollar                 Euros               Other currencies
                                   ---------------------    ----------------------    ----------------------
                                     2001        2002         2001          2002         2001         2002
                                   ---------   ---------    ---------    ---------    ----------   ---------
Principal owed                     2,225,916   3,880,494    1,896,509            -             -           -

Weighted average interest rate          3.92%       2.64%        4.77%

Short term portion                         U.F.              Non-adjustable Ch$                Total
                                   ---------------------   ---------------------     ------------------------
                                     2001        2002         2001        2002          2001          2002
                                   ---------   ---------   ---------   ----------    ----------    ----------
Principal owed                     8,610,918   4,769,979   1,178,417            -    13,911,760     8,650,473

Weighted average interest rate          4.09%       0.86%       7.56%                      4.45%          1.66%


Long term portion                          US Dollar                 Euros               Other currencies
                                   ---------------------    ----------------------    ----------------------
                                     2001        2002         2001          2002         2001         2002
                                   ---------   ---------    ---------    ---------    ----------   ---------
Principal owed                     4,114,046   9,745,084            -       20,434             -           -

Weighted average interest rate          4.32%       2.66%


Long term portion                          U.F.              Non-adjustable Ch$                Total
                                   ---------------------   ----------------------    ------------------------
                                     2001        2002         2001        2002          2001          2002
                                   ---------   ---------   ---------   ----------    ----------    ----------

Principal owed                       114,230     949,407     152,314            -     4,380,590    10,714,925

Weighted average interest rate          5.00%       1.36%       7.92%                      4.46%         2.54%


                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 14 - Short-term Bank Debt, continued

              Bank or
Registration  Financial
N(degree)     institution        U.S. dollars                 Euros               Other currencies                U.F.
                           -----------------------   -----------------------   -----------------------   -----------------------
                              2001         2002         2001         2002         2001         2002         2001         2002
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Long-term
portion
              Banco de
97024000-4    A. Edwards             -            -            -            -            -            -            -            -

Foreign bank  Rabobank               -            -            -       20,434            -            -            -            -

              Banco de
97004000-5    Chile             12,071      723,164            -            -            -            -            -            -

              Banco
97039000-6    Santander              -            -            -            -            -            -       37,456        7,085

              Banco
              Estado
97030000-7    Chile                  -            -            -            -            -            -       76,774    1,051,455

              Dresdner
97005000-0    Banque Nat.    2,771,540    2,903,460            -            -            -            -            -            -

97008000-7    Citibank       1,435,553    5,736,141            -            -            -            -            -            -

              Banco
              Credito e
97006000-6    Inv.               4,304      455,454            -            -            -            -            -            -
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

                             4,223,468    9,818,219            -       20,434            -            -      114,230    1,058,540
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========



              Bank or
Registration  Financial
N(degree)     institution     Non-adjustable Ch$               Total
                            -----------------------   -----------------------
                               2001         2002         2001         2002
                            ----------   ----------   ----------   ----------

Long-term
portion
              Banco de
97024000-4    A. Edwards       152,314            -      152,314            -

Foreign bank  Rabobank               -            -            -       20,434

              Banco de
97004000-5    Chile                  -            -       12,071      723,164

              Banco
97039000-6    Santander              -            -       37,456        7,085

              Banco
              Estado
97030000-7    Chile                  -            -       76,774    1,051,455

              Dresdner
97005000-0    Banque Nat.            -            -    2,771,540    2,903,460

97008000-7    Citibank               -            -    1,435,553    5,736,141

              Banco
              Credito e
97006000-6    Inv.                   -            -        4,304      455,454
                            ----------   ----------   ----------   ----------

                               152,314            -    4,490,012   10,897,193
                            ==========   ==========   ==========   ==========


Percentaje of Liabilities denominated in foreign currency     70.2000%
Percentage of Liabilities denominated in Chilean pesos        29.8000%

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 15 - Other Current Liabilities


The detail is as follows:

                                                          As of December 31,
                                                       -----------------------
                                                          2001         2002
                                                       ----------   ----------
                                                          ThCh$        ThCh$

      Obligations from forward contracts                        -      112,460

                                                       ----------   ----------
      Total other current liabilities                           -      112,460
                                                       ==========   ==========


Note 16 - Long-term Bank Debt

                                                                                                   Date of close year   Prior year
                                                         Years to Maturity                           of the current     closing date
                                         ------------------------------------------------------  ----------------------
   Tax            Bank or      Currency or                                                        Total long-  Weighted
Registration     Financial      Adjustment                                               More        term       average Total long-
   No.          Institution       Index                                                  than       portion    Interest  term at
                                          1 to 2     2 to 3      3 to 5      5 to 10      10      at year-end    rate    year-end
-----------------------------------------------------------------------------------------------------------------------------------
97004000-5    Banco de Chile        US$         -           -           -           -           -           -        -   1,348,867
97005000-0    Dresdner Banque
              National              US$         -           -           -           -           -           -        -   2,697,735
97008000-7    Citibank N.A.         US$         -           -           -           -           -           -        -   4,341,450
97006000-6    Banco Credito e Inv.  US$         -           -           -           -           -           -        -   1,364,948
Foreign bank  Rabobank             Euro   537,546   1,075,093   1,075,093   1,075,018           -   3,762,750     3.99%          -
97030000-7    BancoEstado           UF  1,582,319   3,692,079           -           -           -   5,274,398     1.33%  6,298,204
97039000-6    Banco Santander       UF  2,692,454   1,794,970                                       4,487,424     1.38%  4,489,144

                                       ----------  ----------  ----------  ----------  ----------  ----------  -------  ----------
Total                                   4,812,319   6,562,142   1,075,093   1,075,018           -  13,524,572           20,540,348
                                       ==========  ==========  ==========  ==========  ==========  ==========  =======  ==========


Liabilities denominated in foreign currency             27.82%
Liabilities denominated in Chilean pesos                72.18%

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 17 - Short and Long-term Bonds Payable


N(degree)of registration
of the instrument                                                              Frequency                                  Country
                                                                        ------------------------                         in which
                                      Nominal   Restatement  Interest     Pay of     Payment of      Value      Par   The instrument
                  Series               value        unit       rate      interest   amortization     2001       2002     was placed
                --------------------------------------------------------------------------------------------------------------------
Short-term portion of bonds payable
150                AA                  635,947       U.F.      6.00%    Semi annual  Semi-annual    624,545    648,480      Chile
                                                                                                   -------------------
                                                                                                    624,545    648,480
                                                                                                   ===================
Long-term portion of bonds payable
150                AA                        -       U.F.      6.00%    Semi annual  Semi-annual    636,191          -      Chile
                                                                                                   -------------------
                                                                                                    636,191          -
                                                                                                   ===================


Note 18 - Provisions and Write-offs

The detail is as follows:

                                                            As of December 31,
                                                         -----------------------
                                                            2001         2002
                                                         ----------   ----------
                                                            ThCh$        ThCh$

Advertising expenses                                      2,824,520    4,639,450
Employee legal bonus and profit participation               694,676      604,628
Directors' compensation                                     487,838      571,349
Provision for vacations                                     718,681      868,255
Other provisions - Argentine subsidiaries                   133,995      484,820
Other provisions                                            120,738      523,770
                                                         ----------   ----------
    Total provisions                                      4,980,448    7,692,272
                                                         ==========   ==========

The most significant charges to income related to write-offs are as follows:

                                              For the years ended December 31,
                                          --------------------------------------
                                             2001          2001          2002
                                          ----------    ----------    ----------
                                             ThCh$         ThCh$         ThCh$

Label write-offs                               6,853        22,356       344,705
Degradation of wines                         400,403     1,306,085       311,986
Reprocessing                                 395,766       629,732       867,597

As of December 31, 2001 and 2002, there are provisions recorded which are presented deducting the related asset accounts as per the following detail:

                                                      As of December 31,
                                                  --------------------------
                                                     2001            2002
                                                  ----------      ----------
Doubtful accounts                                    (90,361)       (154,288)
Uncollectible notes                                 (101,983)       (176,422)
Obsolescence of inventories                         (135,236)       (501,919)

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 19 - Accrued Expenses

Accrued expenses consists in staff severance indemnities and are recorded at the present value of the total liability according to the accrued cost of the benefit considering an interest rate of 6.86% per annum and an average capitalization period of 15 years. Changes during each year were as follows:

                                                          2001          2002
                                                       ----------    ----------
                                                          ThCh$         ThCh$

Balance at the beginning of the year                      390,187       462,772
Price-level restatement (1)                               (11,732)      (13,479)
Increase during the year                                  135,925       143,076
Payments during the year                                  (51,608)      (23,124)
                                                       ----------    ----------
Balance as of December 31,                                462,772       569,245
                                                       ==========    ==========

(1) Reflects the effect of price-level restatement for comparative purposes at the beginning of each period, adjusted to constant pesos of December 31, 2002.

Note 20 - Minority Interest

The detail is as follows:

                                            As of December 2001        As of December 2002
                                         ------------------------    ------------------------
Related                                  Liability       Result      Liability       Result
                                         ----------    ----------    ----------    ----------
Villa Alegre S.A                             57,527        (6,292)       65,089        (7,560)
Soc. Export. y Com. Oneworldwine Ltda         1,293          (289)        4,256        (2,958)
                                         ----------    ----------    ----------    ----------
                                             58,820        (6,581)       69,345       (10,518)
                                         ==========    ==========    ==========    ==========


Note 21 - Movements in Shareholders' Equity

The company's paid in capital as of December 31,2002 is as follows


Number of shares

Series                 No. of subscribed        No. of paid       No. of voting
                            shares                shares          right shares

0                         719,170,735           719,170,735        719,170,735

Capital (Amount)

Series                    Subscribed              Paid-in
                            capital               capital

0                          41,703,330            41,703,330

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 21 - Movements in Shareholders' Equity, continued

a)    Other Reserves

Other reserves is detailed as follows

                                                                      As of December 31,
                                                                   -----------------------
                                                                      2001         2002
                                                                   ----------   ----------
                                                                     ThCh $       ThCh $
Accumulated capital restatement                                     1,701,942    1,701,942
Revaluation from fixed asset technical appraisal                    3,868,689    3,868,689
Adjustment to the value of fixed assets                             1,021,956    1,021,956
Revaluation from fixed asset technical appraisal in subsidiaries      489,081      489,081
Special laws                                                          673,913      673,913
Fluctuation market value of securities                                521,292      521,292
Cumulative translation adjustment                                     371,001      786,973
                                                                   ----------   ----------
Total other reserves                                                8,647,874    9,063,846
                                                                   ==========   ==========


b)    Cumulative translation adjustment

This relates to the net difference between the Consumer Price Index (C.P.I.) and U.S. dollar at the end of the year for investments abroad, in accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants. The detail of this adjustment presented by subsidiary is as follows:

                                                                   Balance as of
Company                              Restated Opening  Exchange     December 31,
                                         Balance      Difference        2001
                                      ------------   ------------   ------------
Distribuidora Peumo Argentina S.A           76,088         21,575         97,663
Trivento Bodegas y Vinedos S.A               3,568        269,770        273,338
                                      ------------   ------------   ------------
Total                                       79,656        291,345        371,001
                                      ============   ============   ============

                                                                   Balance as of
Company                              Restated Opening  Exchange     December 31,
                                         Balance      Difference        2002
                                      ------------   ------------   ------------
Distribuidora Peumo Argentina S.A           97,663         48,414        146,077
Trivento Bodegas y Vinedos S.A             273,338        367,558        640,896
                                      ------------   ------------   ------------
Total                                      371,001        415,972        786,973
                                      ============   ============   ============

c)    Dividends

The Company's dividend policy proposed by the Board of Directors for 2002 consists of the distribution of up to 40% of net income for the year divided into three provisional dividends payable in September 2002, December 2002 and March 2003 and the payment of a final dividend in May 2003.

There are no restrictions for the payment of dividends.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 22 - Other Non-Operating Income and Expenses

The detail is as follows:

Other Non-operating income

                                               For the year ended December 31,
                                            ------------------------------------
                                               2000         2001         2002
                                            ----------   ----------   ----------
                                               ThCh$        ThCh$        ThCh$

Dividends received                              46,718       15,284       11,036
Gain on sale of fixed assets                   258,793    1,319,071    1,432,934
Leasing                                          5,119       23,477       20,231
Administrative services                              -       12,760       12,793
Other agricultural services                     50,060       24,714       13,740
Insurance claim recovery                       200,153      155,282       51,220
Business discounts                                   -       18,080            -
Sale of glass                                   47,252       22,145       10,626
Sale of other products                          25,978       23,546       28,662
Gain on sale of shares                         253,865            -            -
Other                                          109,146      416,561      173,931
                                            ----------   ----------   ----------
Total                                          997,084    2,030,920    1,755,173
                                            ==========   ==========   ==========


Other Non-operating expenses

                                               For the year ended December 31,
                                            ------------------------------------
                                               2000         2001         2002
                                            ----------   ----------   ----------
                                               ThCh$        ThCh$        ThCh$

Amortization of intangible assets               21,973       38,159       53,176
Loss on sale of fixed assets                         -       24,838       21,807
Adjustment of fixed asset                            -            -       35,177
Dividends not collected                            771          555          526
Other agricultural expenses                          -            -       15,723
Other expenses                                 109,521       97,733       59,168
                                            ----------   ----------   ----------
Total                                          132,265      161,285      185,577
                                            ==========   ==========   ==========

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (Adjusted for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


Note 23 - Price-level Restatement


                                                    Restatement
                                                       index        Year ended December 31,
                                                                   ------------------------
Assets (Charges) / Credits                                            2001          2002
                                                                   ----------    ----------
                                                                      ThCh$         ThCh$
Inventories                                             CPI           594,624       852,252
Property, plant and equipment                           CPI         2,644,770     2,603,075
Investment in related companies                         CPI           114,727       243,900
Marketable securities                                   CPI                11            11
Other accounts receivable                               UF                 54         3,945
Recoverable taxes                                       CPI            16,646        31,906
Prepaid expenses                                        UF             29,638       104,545
Other non-monetary assets                               CPI            58,304        62,926
Cost and expense accounts                               CPI         1,802,439     2,921,625
                                                                   ----------    ----------
Total (Charges) credits                                             5,261,213     6,824,185
                                                                   ----------    ----------

Liabilities (Charges) / Credits

Shareholders' equity                                    CPI        (3,111,159)   (3,239,712)
Minority interest                                       CPI             5,076        (1,713)
Bank and financial institutions liabilities             UF           (534,274)     (133,963)
Long-term bank short-term portion                       UF               (192)      (29,590)
Bonds payable                                           UF            (18,268)      (19,801)
Long-term obligations with maturity within 1 year       UF             (6,825)      (14,421)
Notes payable                                           UF                382        (8,029)
Other accounts payable                                  UF                  -          (898)
Long-term bank and financial institutions liabilities   UF           (326,845)     (280,691)
Long-term bonds payable                                 UF            (21,347)            -
Other long-term accounts payable                        UF            (67,778)      (61,477)
Income accounts                                         CPI        (2,056,386)   (3,292,012)
                                                                   ----------    ----------
Total (charges) credits                                            (6,137,616)   (7,082,307)

                                                                   ----------    ----------
Net (loss) gain from price-level restatement                         (876,403)     (258,122)
                                                                   ==========    ==========

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 24 - Foreign Exchange Differences

The detail of these is as follows:

                                                   Currency             Year ended December 31,
                                                                   ------------------------------
Assets (Charges) / Credits                                             2001              2002
                                                                   ------------      ------------
                                                                       ThCh$             ThCh$
Cash                                                  Euro              (34,342)           59,906
Cash                                                  US$               102,868           169,245
Time deposits                                         US$               (35,418)          (61,020)
Trade accounts receivable                             CAD                64,372            64,739
Trade accounts receivable                             Euro              299,779         1,019,746
Trade accounts receivable                             US$             2,057,551         1,782,561
Other accounts receivable                             CAD                 1,072             1,656
Other accounts receivable                             Euro               (1,048)           16,035
Other accounts receivable                             US$                55,468            50,878
Accounts receivable from related companies            Euro                    -           (20,524)
Accounts receivable from related companies            US$             1,763,658         1,041,274
Prepaid expenses                                      US$                39,687             6,398
Other current assets                                  US$              (846,175)                -
                                                                   ------------      ------------
Total (charges) credits                                               3,467,472         4,130,894
                                                                   ------------      ------------

Liabilities (Charges) / Credits

Bank debt                                             Euro              (51,823)         (413,644)
Bank debt                                             US$            (1,100,365)         (653,262)
Long-term bank debt, short-term portion               Euro                    -              (533)
Long-term bank debt, short-term portion               US$              (505,451)         (865,570)
Accounts payable                                      AUD                   (78)             (352)
Accounts payable                                      CAD                 1,211                 -
Accounts payable                                      ESP                  (382)                -
Accounts payable                                      FRF                  (559)                -
Accounts payable                                      ITL                 5,137                 -
Accounts payable                                      Euro              (16,353)          (84,674)
Accounts payable                                      US$            (1,095,269)         (331,648)
Accounts payable                                      GBP                   142              (971)
Notes payable                                         CAD                     -            (8,238)
Notes payable                                         Euro                    -              (714)
Notes payable                                         US$                (3,253)          (33,504)
Accounts payable to related companies                 US$              (149,708)          (92,969)
Other accounts payable                                US$                     -            (3,635)
Other accounts payable                                Euro                    -            (3,015)
Accrued expenses                                      CAD                (8,658)          (12,526)
Accrued expenses                                      Euro              (12,498)          (98,153)
Accrued expenses                                      US$              (157,669)         (234,848)
Other current liabilities                             US$                     -           (47,558)
Long-term bank debt                                   Euro                    -          (198,000)
Long-term bank debt                                   US$              (337,669)                -
Long-term notes payable                               Euro                    -           (11,131)
Long-term  accounts payable to related companies      US$              (313,403)         (191,460)
Adjustment for financial statement translation        US$            (1,387,809)       (2,993,424)
Adjustment for financial statement translation        GBP                (8,731)          (72,208)
                                                                   ------------      ------------
Total (Charges) / credits                                            (5,143,188)       (6,352,037)
                                                                   ------------      ------------
(Loss) gain from exchange difference                                 (1,675,716)       (2,221,143)
                                                                   ============      ============

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 25 - Statement of Cash Flows

Future cash commitments for liabilities which represent investing activities are as follows:

                                                                             Years to Maturity
                        Currency    Short-    ---------------------------------------------------------------------------------
                     of adjustment  term                                                                 More than     Total
                          index    portion      2004        2005        2006        2007        2008       6 years      owed
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                    ThCh$       ThCh$       ThCh$       ThCh$       ThCh$       ThCh$       ThCh$       ThCh$
Lease payable              U.F.     161,161     161,161     161,161     161,161     161,161     161,161     241,746   1,208,712

Lease farms                U.F.      78,647      59,308      59,308      59,308      59,308      59,308   1,069,472   1,444,659

Lease farms                US$      231,529     231,529     231,529     231,529     231,529     231,529   1,003,297   2,392,471

Investment in Industria
  Corchera S.A             US$      558,269   1,077,915   1,077,915           -           -           -           -   2,714,099

Purchase of land           U.F.           -           -           -           -           -           -           -           -
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total                             1,029,606   1,529,913   1,529,913     451,998     451,998     451,998   2,314,515   7,759,941
                                  =========   =========   =========   =========   =========   =========   =========   =========

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 26 - Derivative Contracts

                                             Description of the Contract
----------------------------------------------------------------------------------------------------------------------------------
 Type of     Type of     Amount of    Date of Expiration  Currency   Purchase /        Hedged Item          Hedged      Hedged
Derivative  Agreement  the Contract                                 Sales Position                          Amount      Entity
                                                                                                                        Amount
   FU         CCPE       358,975    1ST. Quarter of 2003     US$         S           Export customers      359,545      359,305
   FR         CCPE       358,975    1ST. Quarter of 2003     US$         S           Export customers      359,545      359,305
   FR         CCPE       358,975    1ST. Quarter of 2003     US$         S           Export customers      359,545      359,305
   FR         CCPE       359,050    1ST. Quarter of 2003     US$         S           Export customers      359,545      359,305
   FR         CCPE       359,025    1ST. Quarter of 2003     US$         S           Export customers      359,545      359,305
   FR         CCPE       359,050    1ST. Quarter of 2003     US$         S           Export customers      359,545      359,305
   FR         CCPE       355,400    1ST. Quarter of 2003     US$         S           Export customers      354,810      359,305
   FR         CCPE       711,600    1ST. Quarter of 2003     US$         S           Export customers      709,620      718,610
   FR         CCPE       355,600    1ST. Quarter of 2003     US$         S           Export customers      355,015      359,305
   FR         CCPE       709,000    1ST. Quarter of 2003     US$         S           Export customers      697,910      718,610
   FU         CCPE       354,375    1ST. Quarter of 2003     US$         S           Export customers      353,445      359,305
   FR         CCPE       354,375    1ST. Quarter of 2003     US$         S           Export customers      353,445      359,305
   FR         CCPE       354,375    1ST. Quarter of 2003     US$         S           Export customers      353,445      359,305
   FR         CCPE       355,625    1ST. Quarter of 2003     US$         S           Export customers      351,790      359,305
   FU         CCPE       348,585    1ST. Quarter of 2003     US$         S           Export customers      346,850      359,305
   FU         CCPE       348,645    1ST. Quarter of 2003     US$         S           Export customers      346,850      359,305
   FU         CCPE       348,500    1ST. Quarter of 2003     US$         S           Export customers      346,850      359,305
   FU         CCPE       350,015    1ST. Quarter of 2003     US$         S           Export customers      347,960      359,305
   FU         CCPE       350,030    1ST. Quarter of 2003     US$         S           Export customers      347,960      359,305
   FU         CCPE       706,690    1ST. Quarter of 2003     US$         S           Export customers      697,080      718,610
   FU         CCPE       713,300    1ST. Quarter of 2003     US$         S           Export customers      709,510      718,610



     ACCOUNTS AFFECTED VALUE OF ASSET / LIABILITIES
--------------------------------------------------------------
 TYPE OF          NAME            AMOUNT  REALIZED  UNREALIZED
DERIVATIVE

   FU       Other current liab.      330      -        330
   FR       Other current liab.      330      -        330
   FR       Other current liab.      330      -        330
   FR       Other current liab.      255      -        255
   FR       Other current liab.      280      -        280
   FR       Other current liab.      255      -        255
   FR       Other current liab.    3.905      -      3.905
   FR       Other current liab.    7.010      -      7.010
   FR       Other current liab.    3.705      -      3.705
   FR       Other current liab.    9.610      -      9.610
   FU       Other current liab.    4.930      -      4.930
   FR       Other current liab.    4.930      -      4.930
   FR       Other current liab.    4.930      -      4.930
   FR       Other current liab.    3.680      -      3.680
   FU       Other current liab.   10.720      -     10.720
   FU       Other current liab.   10.660      -     10.660
   FU       Other current liab.   10.805      -     10.805
   FU       Other current liab.    9.290      -      9.290
   FU       Other current liab.    9.275      -      9.275
   FU       Other current liab.   11.920      -     11.920
   FU       Other current liab     5.310      -      5.310

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 27 - Contingencies and Restrictions

a) Wine contracts: The Company enters into long-term agreements for the acquisition of grapes and wine, which expire on various dates through 2013.

b) On December 15, 2000, the decrees Nos. 3,692, 3,693 and 3,694 issued by the Ministry of Public Works dated August 28, 2000 were published in the Official Gazette, which entitles the expropriation of lots 481 property of Vina Concha y Toro and, 480- A and 480-B the property of Vina Concha y Toro S.A. and Vina Tocornal Ltda. (currently - Vina Cono Sur S.A.). The total indemnity established amounted to Th.Ch.$ 2,080,314.

         On July 9, 2001, the Company and its subsidiary, Vina Cono Sur S.A. filed a claim on the Second Civil Court of San Miguel against the Chilean State for the provisional amount of the compensations fixed for the expropriation for three above-mentioned lots. To date, the claim resolution related to July 9. 2001, is still pending. During 2001 and 2002, Vina Concha y Toro S.A. and Cono Sur received the full amount of indemnities related to the expropriations of the above-mentioned lots. The effect on income was Th.Ch.$1,294,233 and Th.Ch.$ 1,411,127 in 2001 and 2002, respectively, and was reflected as other non-operating income within non-operating results.

c) Restrictions to index limits are generated by covenants associated with the issuance of bonds payable, as follows

         c.1) Maintain assets free of liens or encumbrances equal to at least 30% of all liabilities, calculated semi-annually.
         c.2) Maintain adequate insurance coverage for all operating assets. c.3) Comply with the following financial statement positions:

                      Debt/shareholders' equity ratio no higher than 1.4 times Current assets must be equal to or greater than current liabilities.
                      Make provisions for probable contingencies.

         c.4)  Provide the public with periodic financial information.
         c.5) Do not cede or transfer essential operating assets, which would jeopardize the continuity of current operations.
         c.6) Do not make investments in financial instruments issued by related parties, or make loans to related parties, or realize any other operations with related parties on terms less favorable to Vina Concha y Toro than those existing in the market.

               Acceleration causes:

               - If payments of principal and interest are not made when due,
               -      If any declaration made by the issuer in relation to the
                      issuance of the bonds were to be maliciously false,
               -      In the event the issuer is in non-compliance with any of
                      the points above, and the noncompliance is not corrected within 30 days,
               - If any other creditor of the issuer legitimately demands and receives payment prior to the normal maturity of an obligation, except in the event that the obligation does not exceed 3% of the total assets of the issuer,
               - If the issuer does not make direct or indirect payments when due to other creditors for amounts greater than 2% of the total assets of the issuer, or
               -      If the issuer is dissolved or liquidated.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 27 - Contingencies and Restrictions, continued


Direct Guarantees


                                Debtor                         Type of        Assets Affected
 Beneficiary             Name              Relationship       Guarantee      Type    Book Value
--------------------------------------------------------------------------------------------------
Banco Santander           -                    -           Letter of credit   -          -
Banco Santiago            -                    -           Letter of credit   -          -
Chilean customs           -                    -                              -          -

                          Outstanding Balances
                        At Financial Statement's  Guarantee
 Beneficiary                Closing Date           Release      Assets
                      12-31-2001    12-31-2002   31-12-2003
----------------------------------------------------------------------
Banco Santander              -       142,672           -           -
Banco Santiago          81,218        81,218           -           -
Chilean customs              -       649,571           -           -



Indirect Guarantees


                                Debtor                         Type of        Assets Affected
 Beneficiary             Name              Relationship       Guarantee      Type   Book Value
--------------------------------------------------------------------------------------------------------
Della Toffola Sud.AG  Trivento Bodegas y    Subsidiary        Guarantee       -         -
Argentina             Vinedos S.A


                         Outstanding Balances
                        At Financial Statement's  Guarantee
 Beneficiary               Closing Date           Release     Assets
                      12-31-2001    12-31-2002   31-12-2003
--------------------------------------------------------------------
Della Toffola Sud.AG        -       279,931      39,990       79,980
Argentina


e) In the ordinary course of business, the Company acts as defendant or co-defendant in various litigation matters. Although there can be no assurances, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition, or liquidity.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 28 - Foreign and Domestic Currency

Assets
Current Assets

                                                           As of December 31,
                                                      -------------------------
                                     Currency             2001          2002
                                                      ------------   ----------
                                                          ThCh$         ThCh$

 Cash                                  Ch$                 688,790    1,127,468
 Cash                                  ARS                  49,238      209,283
 Cash                                  GBP                 331,405      257,559
 Cash                                  US$                 788,764      688,513
 Cash                                  EUR                 278,072       15,278
 Time deposits                         US$                 366,385    1,051,351
 Marketable securities                 Ch$                 256,019      130,407
 Trade accounts receivable             Ch$               9,321,142    8,284,941
 Trade accounts receivable             US$              14,620,479   19,459,887
 Trade accounts receivable             ARS               1,257,259    1,090,428
 Trade accounts receivable             GBP               1,801,469    2,216,177
 Trade accounts receivable             EUR               2,569,141    4,812,300
 Trade accounts receivable             CAD               1,054,176      940,385
 Notes receivable                      Ch$               1,966,803    1,603,139
 Notes receivable                      US$                   6,518            -
 Notes receivable                      ARS                 124,305      260,876
 Other accounts receivable             Ch$                 459,693      607,162
 Other accounts receivable             ARS                  82,865       11,077
 Other accounts receivable             GBP                  55,955       59,719
 Other accounts receivable             US$                 164,437       62,226
 Other accounts receivable             EUR                  16,884            -
Other accounts receivable              CAD                  14,538       12,866
Other accounts receivable              UF                   28,985       84,143
 Notes and accounts receivable from
     related companies                 Ch$                 602,871      450,832
 Notes and accounts receivable from
     related companies                 US$                       -      125,768
 Recoverable taxes                     Ch$                 712,283      982,801
 Recoverable taxes                     ARG                 577,402      613,819
 Recoverable taxes                     US$                 571,503      314,962

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 28 - Foreign and Domestic Currency, continued

                                                                       As of December 31,
                                                                  --------------------------
                                                      Currency        2001          2002
                                                                  ------------  ------------
                                                                      ThCh$         ThCh$
Inventories                                           Ch$           32,245,142    32,663,906
Inventories                                           ARS               45,071     1,120,003
Inventories                                           GBP              790,022       629,106
Inventories                                           US$            2,095,627       262,884
Inventories                                           FRF               32,134             -
Prepaid expenses                                      Ch$            5,868,655     5,359,800
Prepaid expenses                                      ARS              139,206       197,596
Prepaid expenses                                      US$                    -       385,346
Prepaid expenses                                      UF               317,344       801,992
Prepaid expenses                                      EUR                    -         3,925
Deferred taxes                                        Ch$              831,132     1,229,602
Other current assets                                  US$              209,574             -


Net property, plant and equipment                     Ch$           88,367,652    89,789,921
Net property, plant and equipment                     ARS                    -    10,439,137
Net property, plan and equipment                      GBP               50,789        11,321
Net property, plant and equipment                     US$            9,974,696             -
Total  property, plant and equipment


Other Assets

Other assets                                          Ch$            6,352,453     7,157,921
Other assets                                          ARS              383,319         5,028
Other assets                                          US$               86,802       237,144
Other assets                                          UF                 7,003         7,000
Other assets                                          EUR                    -         7,188


Total Assets

                                                      Ch$          147,672,635   149,387,900
                                                      ARS            2,658,665    13,947,247
                                                      GBP            3,029,640     3,173,882
                                                      US$           28,884,785    22,588,081
                                                      EUR            2,864,097     4,838,691
                                                      CAD            1,068,714       953,251
                                                      UF               353,332       893,135
                                                      FRF               32,134             -

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 28 - Foreign and Domestic Currency, Continued

Current Liabilities

                                               ----------------------------------------   ------------------------------------------
                                                            Up to 90 Days                               90 Days to 1 Year
                                               ------------------  --------------------   ---------------------- -------------------
                                                     2001                   2002                    2001                 2002
                                               ------------------  --------------------   ---------------------- -------------------
                                                          Annual                Annual                   Annual              Annual
                                                          Average               Average                  Average            Average
                                     Currency   Amount   Interest    Amount    Interest       Amount    Interest  Amount    Interest
                                                           Rate                  Rate                     Rate                Rate
Short-term bank debt                    Ch$    1,192,497    7.00%           -       -              -        -          -         -
Short-term bank debt                    US$    2,261,531    3.92%   3,566,555    2.64%             -        -    345,319      2.64%
Short-term bank debt                    UF       795,166    4.09%       8,776    0.86%     7,953,685     4.09%  4,770,004     0.86%
Short-term bank debt                    EUR            -       -            -       -      1,921,012        -          -         -
Short-term bank debt                    ARS        6,657       -            -       -              -        -          -         -

Current maturities of long-term debt    UF        52,828    4.29%      50,062    1.36%        61,402     4.29%  1,008,479     1.36%
Current maturities of long-term debt    Ch$      152,314    7.29%           -       -              -        -          -         -
Current maturities of long-term debt    EUR            -       -       20,434       -              -        -          -         -
Current maturities of long-term debt    US$    1,422,672    3.62%   6,445,771    2.66%     2,800,795     3.62%  3,372,447     2.66%

Bonds payable                           UF       332,269    6.00%     319,516    6.00%       292,276     6.00%   328,964      6.00%

Long-term debt with maturities
   within one year                      UF        40,306       -            -       -         59,214     7.00%   105,439      7.00%

Dividends payable                       Ch$    1,054,677       -    1,090,334       -              -        -          -         -

Accounts payable                        Ch$    8,641,844       -   10,740,713       -              -        -          -         -
Accounts payable                        ARS      309,513       -       43,888       -              -        -          -         -
Accounts payable                        US$    1,608,180       -    1,072,766       -              -        -          -         -
Accounts payable                        AUD            -       -          353       -              -        -          -         -
Accounts payable                        ESP       45,240       -            -       -              -        -          -         -
Accounts payable                        EUR        7,575       -            -       -              -        -          -         -
Accounts payable                        FRF          803       -            -       -              -        -          -         -
Accounts payable                        GBP      146,586       -       80,692       -              -        -          -         -
Accounts payable                        UF         9,330       -            -       -              -        -          -         -
Accounts payable                        CAD      162,243       -            -       -              -        -          -         -

Notes payable                           Ch$      161,997       -            -       -              -        -          -         -
Notes payable                           US$       92,857       -      552,686       -              -        -          -         -
Notes payable                           UF        74,628       -      527,220       -              -        -          -         -
Notes payable                           CAD            -       -      142,658       -              -        -          -         -
Notes payable                           EUR        1,517       -       35,788       -              -        -          -         -
Notes payable                           ARS            -       -      253,863       -              -        -          -         -

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 28 - Foreign and Domestic Currency, continued

Current Liabilities

                                               ----------------------------------------   ------------------------------------------
                                                            Up to 90 Days                               90 Days to 1 Year
                                               ------------------  --------------------   ---------------------- -------------------
                                                     2001                   2002                    2001                 2002
                                               ------------------  --------------------   ---------------------- -------------------
                                                          Annual                Annual                   Annual              Annual
                                                          Average               Average                  Average            Average
                                     Currency   Amount   Interest    Amount    Interest       Amount    Interest  Amount    Interest
                                                           Rate                  Rate                     Rate                Rate
Notes and accounts payable to
related companies                       Ch$    1,212,869     -      1,615,867      -            -           -       -            -
Notes and accounts payable to
related companies                       US$      530,705     -        546,158      -            -           -       -            -

Other accounts payable                  Ch$      814,229     -        327,982      -            -           -       -            -
Other accounts payable                  ARS       20,526     -              -      -            -           -       -            -
Other accounts payable                  US$        1,042     -         34,630      -            -           -       -            -
Other accounts payable                  EUR       14,292     -              -      -            -           -       -            -
Other accounts payable                  GBP            -     -        143,692      -            -           -       -            -
Other accounts payable                  UF             -     -              -      -            -           -       -            -

Accrued expenses                        Ch$    2,451,058     -      2,532,364      -            -           -       -            -
Accrued expenses                        ARS      158,682     -        471,585      -            -           -       -            -
Accrued expenses                        US$    2,035,346     -      3,792,071      -            -           -       -            -
Accrued expenses                        EUR      230,537     -        475,318      -            -           -       -            -
Accrued expenses                        CAD       95,061     -        153,645      -            -           -       -            -
Accrued expenses                        GBP        9,764     -        267,289      -            -           -       -            -
Accrued expenses                        UF             -     -              -      -            -           -       -            -

Withholdings payable                    Ch$    1,531,838     -      1,260,838      -            -           -       -            -
Withholdings payable                    ARS       96,556     -         76,493      -            -           -       -            -
Withholdings payable                    US$      103,779     -        201,326      -            -           -       -            -
Withholdings payable                    EUR          741     -          7,703      -            -           -       -            -
Withholdings payable                    GBP      121,631     -         17,588      -            -           -       -            -
Withholdings payable                    UF             -     -          1,176      -            -           -       -            -

Income taxes                            Ch$      551,073     -        106,199      -            -           -       -            -


Deferred revenues                       Ch$        9,984     -         41,717      -            -           -       -            -

Other current liabilities               US$           -      -          4,117      -            -           -       -            -
Other current liabilities               UF            -      -          9,901      -            -           -       -            -
Other current liabilities               ARS           -      -         98,442      -            -           -       -            -


                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 28 - Foreign and Domestic Currency, continued

Current Liabilities

                                               ----------------------------------------   ------------------------------------------
                                                            Up to 90 Days                               90 Days to 1 Year
                                               ------------------  --------------------   ---------------------- -------------------
                                                     2001                   2002                    2001                 2002
                                               ------------------  --------------------   ---------------------- -------------------
                                                          Annual                Annual                   Annual              Annual
                                                          Average               Average                  Average            Average
                                     Currency   Amount   Interest    Amount    Interest       Amount    Interest  Amount    Interest
                                                           Rate                  Rate                     Rate                Rate
Total current liabilities
                                       Ch$                                                17,716,014         -   17,716,014     -
                                       US$    8,056,112      -     16,216,080     -        2,800,796         -    3,717,766
                                       UF     1,304,527      -        916,651     -        8,366,577         -    6,212,886     -
                                       EUR      254,662      -        539,243     -        1,921,012         -            -     -
                                       ARS      591,934      -        944,271     -                -         -            -     -
                                       AUD            -      -            353     -                -         -
                                       ESP       45,240      -              -     -                -         -            -     -
                                       FRF          803      -              -     -                -         -            -     -
                                       GBP      277,981      -        509,261     -                -         -            -     -
                                       CAD      257,304      -        296,303     -                -         -            -     -

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 28 - Foreign and Domestic Currency, continued

Long-term Liabilities as of December 31, 2001
                                                 --------------------   -------------------   ------------------  ------------------
                                                     1 to 3 Years          3 to 5 Years          5 to 10 Years    More Than 10 Years
                                                 --------------------   -------------------   ------------------  ------------------
                                                             Annual                Annual                Annual              Annual
                                                            Average               Average               Average             Average
                                       Currency    Amount   Interest     Amount   Interest      Amount  Interest   Amount   Interest
                                                              Rate                  Rate                 Rate                 Rate
Long-term bank debt                        US$    9,753,000   3.67%            -      -             -      -             -      -
Long-term bank debt                         UF   10,787,348   5.00%            -      -             -      -             -      -

Bonds payable                               UF      636,191   6.00%            -      -             -      -             -      -

Other long-term accounts payable            UF      305,054   7.00%      616,798   7.00%            -      -             -      -
Other long-term accounts payable           ARG       91,723      -             -      -             -      -             -      -


Long-term accounts payable to related
 companies                                 US$    2,529,127      -             -      -             -      -             -      -

Long-term accrued expenses                 Ch$      462,772      -             -      -             -      -             -      -
Long-term accrued expenses                 ARG            -      -             -      -             -      -             -      -

Long-term deferred taxes                   Ch$      709,064      -             -      -             -      -     1,915,195      -

Other long-term liabilities                Ch$            -      -             -      -       521,626      -             -      -

Total long-term liabilities                US$   12,282,127      -             -      -             -      -             -      -
                                            UF   11,728,593      -       616,798      -             -      -             -      -
                                           Ch$    1,171,836      -             -      -       521,626      -     1,915,195      -
                                           ARS       91,723      -             -      -             -      -             -      -

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 28 - Foreign and Domestic Currency, continued

 Long-term Liabilities as of December 31, 2002

                                                 --------------------   -------------------   ------------------  ------------------
                                                     1 to 3 Years          3 to 5 Years          5 to 10 Years    More Than 10 Years
                                                 --------------------   -------------------   ------------------  ------------------
                                                             Annual                Annual                Annual              Annual
                                                            Average               Average               Average             Average
                                       Currency    Amount   Interest     Amount   Interest      Amount  Interest   Amount   Interest
                                                              Rate                  Rate                 Rate                 Rate

Long-term bank debt                      US$             -       -              -      -             -      -        -          -
Long-term bank debt                      UF       9,761,822   2.60%             -      -             -      -        -          -
Long-term bank debt                      EUR      1,612,640   0.95%     2,150,110   0.95%            -      -        -          -

Bonds payable                            UF               -    6.0%             -      -             -      -        -          -

Notes payable                            EUR        167,066      -              -      -             -      -        -          -

Other long-term accounts payable         UF          16,224    7.0%             -      -             -      -  811,531        7.0%
Other long-term accounts payable         ARS         69,282      -              -      -             -      -        -          -


Notes and accounts payable to related
  companies                              US$      2,155,830      -              -      -             -      -        -          -

Long-term accrued expenses               Ch$              -      -              -      -             -      -  569,245          -

Long-term deferred taxes                 Ch$      1,195,118      -        584,555      -     1,453,314      -        -          -

Other long-term liabilities              US$        506,433      -              -      -             -      -        -          -

Total long-term liabilities              US$      2,662,263      -              -      -             -      -        -          -
                                         UF       9,778,046      -              -      -             -      -  811,531          -
                                         EUR      1,779,706      -      2,150,110      -             -      -        -          -
                                         ARS         69,282      -              -      -             -      -        -          -
                                         Ch$      1,195,118      -        584,555      -     1,453,314      -  569,245          -

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 29 - Sanctions

As of December 31, 2002, the Company and subsidiaries, directors and/or administrators have not been subject to fines or sanctions from the Superintendency of Securities and Insurance.

Note 30 - Subsequent Events

Between December 31, 2002, and the date of issuance of these financial statements there has been no significant subsequent event which might alter the Company's position and/or the interpretation of these financial statements.

Note 31 - Environment

During 2001 and 2002, the Company invested and disbursed funds destined, direct or indirectly to the improvement of environmental conditions. The detail of these disbursements is as follows:

nvestments                                               As of December 31,
                                                      -----------------------
(ADDITIONS)                                               2001         2002
                                                      -----------  ----------
                                                         ThCh$         ThCh$
Water treatment plants                                    9,580            -

Expenses                                                  As of December 31,
                                                      -----------------------
(Additions)                                               2001         2002
                                                      -----------  ----------
                                                         ThCh$         ThCh$
Maintenance and supplies of  water treatment plants     165,010       159,062

As of December 31, 2001 and 2002, the net balance of assets destined to improve the environment amounted to ThCh$ 351,928 and ThCh$ 343,425, respectively.

Note 32 - Prepaid Expenses

The detail of these is as follows:

                                                   As of December 31,
                                                ---------------------
                                                   2001        2002
                                                ---------   ---------
                                                  ThCh $       ThCh $
Next harvest expenses                           5,635,620   5,653,402
Prepaid insurance                                 208,765     589,911
Other prepaid expenses                            480,820     505,346
                                                ---------   ---------
Total                                           6,325,205   6,748,659
                                                =========   =========

Note 33 - Time Deposits

The detail of these is as follows:

                                                   As of December 31,
                                                ---------------------
                                                   2001        2002
                                                ---------   ---------
Bank                                 Currency      ThCh $      ThCh $
Citibank New York                    US$          350,745   1,051,351
Banco Sudameris Savings Fund         ARS           15,640           -
                                                ---------   ---------
Total                                             366,385   1,051,351
                                                =========   =========

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 34 - Operating Income

The detail of these is as follows:

                              As of December 31,
                         -------------------------
                            2001          2002
                         -----------   -----------
                            ThCh $        ThCh $
Sale of Wine             108,341,682   121,076,617
Sale of Services           3,726,934     3,664,171
Sale of other products     2,921,918     3,579,745
                         -----------   -----------
                         114,990,534   128,320,533
                         ===========   ===========


Note 35 - Significant Events

March 21, 2002

The Company informed the Chilean Superintendency of Securities and Insurance and the Chilean Stock Exchange of the General Shareholders' Meeting to be held on April 29, 2002. The agenda was as follows:

1. Approval of the annual report, balance sheet, financial statements and the report of the independent auditors for the twelve-month period ended December 31, 2001.
2.       Distribution of income and dividend distribution policy.
3.       Vote to appoint Directors
4.       Appointment of the Company's independent external auditors for 2002.
5.       Directors' remuneration.
6. Determinate the Directors' remuneration which forms part of the Committee as to issues related article 50 bis of law 18,046; and to determine the functioning expense budget for the same committee for 2002.
7. Determination of the publication in which notice of the next shareholders' meeting is to be published.
8.       Operations as governed by Article No. 44 of Law No. 18046
9.       Any other business

April 30, 2002

On April 30, 2002, the Company informed the Superintendency of Securities and Insurance and the Stock Exchange that the Company's General Shareholders' Meeting, held on April 29, 2002, and through a voting process, the following persons were appointed as Company's Directors for a 3-year period:

Mr. Alfonso Larrain Santa Maria. - Chairman
Mr. Rafael Guilisasti Gana - Vice-president
Mr. Mariano Fontecilla de Santiago Concha - Director
Mr. Francisco Marin Estevez - Director
Mr. Sergio Calvo Salas - Director
Mr. Eduardo Morande Fernandez - Director
Mr. Albert Cussen Mackenna- Director

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 35 - Significant Events, continued

April 30, 2002

On April 30, 2002 the Company informed the Superintendency of Securities and Insurance and the Stock Exchange that the General Shareholders' Meeting held on April 29, 2002, the shareholders approved the following dividend's policy:

- The distribution of a No. 207 final dividend of Ch$ 3.16 per share which will be paid on May 29, 2002. This dividend is additional to those provisional dividends Nos. 204 and 205 of Ch$ 1.40 per share each, which were distributed and paid on September 28 and December 28, 2001, respectively. Additionally, the Company paid dividend No. 206 of Ch$ 1.40 on March 28, 2002.

-        Maintaining as dividend's policy the distribution of 40% of net income.
         Accordingly, the Company will propose the distribution of three provisional dividends of Ch$ 1.50 each with a charge to net income for 2002, which will be paid on September 30 and December 30, 20002, and March 31, 2003. A fourth dividend will be paid for the amount which is pending payment to complete the distribution of the above-mentioned 40% of the Company's net income for the year ended December 31, 2002, as and when deemed to be necessary by the Company's shareholders at the Shareholders' Meeting which will be held in 2003.

- The Company's dividend policy is dependant on cash available for distribution.


Note 36 - Differences Between Chilean and United States Generally Accepted Accounting Principles

Chilean GAAP varies in certain important respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Such differences involve certain methods for measuring the amounts shown on the face of the financial statements, as well as additional disclosures.

1.       Differences in Measurement Methods

         The principal methods applied in the preparation of the accompanying financial statements that have resulted in amounts that differ from those that would have otherwise been determined under U.S. GAAP are as follows:

        a)     Inflation Accounting

               The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-years ended December 31, 2002 was approximately 11.18%. Pursuant to Chilean GAAP, the Company's financial statements recognize certain effects of inflation. The inclusion of price-level adjustments in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. As allowed pursuant to Form 20-F, the reconciliation included herein of consolidated net income and shareholders' equity, as determined in accordance with US GAAP, does not include adjustments to eliminate the effect of inflation accounting under Chilean GAAP.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 36 - Differences between Chilean and United States generally accepted accounting principles, continued

         b)    Business Combinations, Goodwill and Intangible Assets

               As required by Statement of Financial Accounting Standard No. 141, "Business Combinations", ("SFAS 141"), all business combinations consummated after June 30, 2001 have to be accounted for under the purchase method, which requires that the purchase price be allocated to the acquired assets and liabilities on the basis of fair market value. Any excess of the cost of the investment over such fair value is treated as goodwill. Under Chilean GAAP, goodwill is recorded based on the difference between the investment purchase price and the amount of the underlying equity in the carrying value of the investee's net assets. Prior to June 30, 2001, accounting rules generally accepted in the United States of America for business combinations were not significantly different from the new rules in which respect to the purchases of Villa Alegre S.A., Vina Almaviva S.A. and Industria Corchera S.A. The difference in accounting treatment between Chilean and U.S. GAAP for these specific transactions performed prior June 30, 2001 was not significant to the Company's financial position and results of operations.

               As of January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets", ("SFAS 142"). SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, beginning January 1, 2002, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually. The Company has performed the impairment test of goodwill required by the standard, which did not result in any impairment.

               The table below presents the reported net income under Chilean and U.S. GAAP that would have been for the years ended December 31, 2000 and 2001 if amortization expense recognized in those periods related to goodwill is excluded:

                                                 Years Ended December 31,
                                                 -------------------------
                                                    2000           2001
                                                    ThCh$          ThCh$

Reported net income under Chilean GAAP           13,830,224     13,625,572
Add back: Goodwill amortization ......               24,730         84,552
                                                 ----------     ----------
Adjusted Net Income ..................           13,854,954     13,710,124

Reported net income under U.S. GAAP ..           13,850,468     12,342,188
Add back: Goodwill amortization ......               24,730         84,552
                                                 ----------     ----------
Adjusted Net Income ..................           13,875,198     12,426,740
                                                 ==========     ==========

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 36 - Differences between Chilean and United States Ggnerally accepted accounting principles, continued

         b)    Business Combinations, Goodwill and Intangible Assets, continued

               The table below presents the reported and adjusted earnings per share amounts under Chilean and U.S. GAAP that would have been for the years ended December 31, 2000 and 2001 if amortization expense recognized in those periods related to goodwill is excluded:

 Earnings per share                                                2000          2001
 ------------------                                            -----------   -----------
 Chilean GAAP (1)                                                     Ch$           Ch$
 Reported net income ....................................            19.23         18.95
 Goodwill amortization ..................................             0.03          0.12
                                                               -----------   -----------
 Adjusted net income ....................................            19.26         19.07

 U.S. GAAP (1)
 Reported net income ....................................            19.26         17.16
 Goodwill amortization ..................................             0.03          0.12

 Adjusted net income ....................................            19.29         17.28
                                                               ===========   ===========
 Weighted average number of total shares outstanding ....      719,170,735   719,170,735
                                                               ===========   ===========

 (1) Basic and diluted earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. There are no potentially dilutive effects on the earnings of the Company as it had not issued convertible debt or equity securities.

         c)    Marketable Securities

               In accordance with accounting principles generally accepted in Chile, marketable securities are stated at the lower of price-level restated cost or market value. For U.S. GAAP purposes, the Company's portfolio of marketable securities have been classified as available-for-sale, in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Consequently, the adjustment to market value has been recorded in equity. The required disclosures for investments classified as available-for-sale in accordance with SFAS 115 is shown in paragraph 2 c). Additionally, when securities are sold, the gain or loss may be different under Chilean and U.S. GAAP. The effect of this difference is included in the reconciliation of shareholders' equity in paragraph 1 m) below.

         d)    Revaluation of Fixed Assets

               As mentioned in Note 9 d), certain fixed assets are reported in the financial statements at amounts determined in accordance with technical appraisals. The revaluation of fixed assets is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation on property, plant and equipment, the related accumulated depreciation, the depreciation charge for each year and the income impact on the sale of these assets is shown under paragraph l m) below.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 36 - Differences Between Chilean and United States generally accepted accounting principles, continued

         E)    Inventories

               Until 1999 the valuation of wine inventories includes overhead costs only through the completion of the fermentation process. U.S. GAAP requires that the cost of finished goods include direct and indirect costs related to the bottling process, as well as indirect costs related to the aging process. For U.S. GAAP purposes these indirect costs have been included in the cost of inventories for periods prior to December 31, 1999. Beginning January 1, 2000, the Company changed its accounting policy for inventories to include indirect costs that had not been considered previously, thus eliminating U.S. and Chilean GAAP differences for items produced from that date.

               The adjustment included in paragraph 1 m) below represents items remaining in inventory as of December 31, 2001 and 2002 that were produced in prior years, consisting primarily of premium wines.

         f)    Capitalized Interest

               Beginning in 1994, the Company began to capitalize interest for Chilean GAAP purposes relative to qualifying assets (consisting principally of storage and aging containers and vineyards, which require 3 to 5 years to be ready for production) during the period that such assets are being constructed or prepared for productive use. Subsequently, the amount of interest capitalized each year has been the same for both U.S. and Chilean GAAP purposes, as the qualifying assets have been put into productive use, the corresponding capitalized interest is being amortized accordingly.

               The adjustment included in paragraph 1 m) below correspond to the amount of capitalized interest for U.S. GAAP purposes prior to 1994, which is being amortized using the straight-line method based on the estimated useful lives of the related assets.

         g)    Capitalized Leases

               During 1993 and 1998, the Company entered into long-term agreements covering certain vineyard property for periods from 20 to 30 years. In accordance with Chilean GAAP these transactions are reported as operating leases. However, for U.S. GAAP purposes these transactions should be recorded as capital leases. The costs associated with the leases were capitalized (for both Chilean and U.S. GAAP purposes) as part of the cost of the vineyard to be amortized over the remaining life of the lease, until the vineyards have been developed for productive use. The difference between the fixed asset depreciation plus interest charges under U.S. GAAP and the lease payments plus fixed asset depreciation under Chilean GAAP were determined to not be significant. The effect on total assets, long-term debt and the current portion of long-term debt was as follows :

                                                  As of December 31,
                                             -----------------------------
                                                  2001            2002
                                             -------------    ------------
         Effect on:                                ThCh$          ThCh$
         Total assets (net)                      2,450,043      2,251,214
         Long-term debt                          2,099,561      2,095,189
         Current portion of long-term debt          79,002         92,279

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 36 - Differences Between Chilean and United States generally accepted accounting principles, continued

         h)    Deferred Income Taxes

               Prior to December 31, 1999, deferred taxes were not recognized for Chilean GAAP. Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, recognizing through the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as "complementary") asset and liability was recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary asset and liability are being amortized to income over the estimated reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates. For U.S. GAAP purposes, deferred taxes were recognized on a comprehensive basis for all periods presented in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Therefore, beginning in 2000, the only difference between Chilean GAAP and U.S. GAAP related to deferred taxes is the reversal of the amortization of the complementary deferred tax asset and liability accounts recorded under Chilean GAAP. Additionally, the Company has recognized the deferred tax effect related to other U.S. GAAP adjustments that give rise to temporary differences. The effect of accounting for deferred taxes under U.S. GAAP is included in the reconciliation of consolidated net income and shareholder's equity in paragraph 1 m) below.

         i)    Comprehensive Income

               The Company presents comprehensive income and its components with the objective to report a measure of all changes in shareholders' equity that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income is the total net income and other non-owner equity transactions that result in changes in equity.

               The following represents accumulated other comprehensive income balance, net of taxes, for the years ended December 31, 2000, 2001 and 2002:

                                                                           Year Ended December 31, 2002
                                                                      --------------------------------------
                                                                      Before-tax   Tax (Expense)  Net-of-tax
                                                                        Amount      or Benefit      Amount
                                                                      ----------    ----------    ----------
                                                                          ThCh$         ThCh$         ThCh$
Beginning balance .................................................      615,717       (93,120)      522,597
Price-level restatement (1) .......................................      (18,120)        2,899       (15,221)
Unrealized losses on securities available for sale:
Unrealized losses arising during the period .......................      (15,902)        2,544       (13,358)
Less: reclassification adjustment for losses included in net income            -             -             -
                                                                      ----------    ----------    ----------
  Net unrealized losses ...........................................      (15,902)        2,544       (13,358)
Adjustment for translation differences ............................      495,205       (79,233)      415,972
                                                                      ----------    ----------    ----------
Ending balance ....................................................    1,076,900      (166,910)      909,990
                                                                      ==========    ==========    ==========

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant

      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 36 - Differences between Chilean and United States generally accepted apcounting Principles, continued

         i)    Comprehensive Income, continued

                                                                                       Year Ended December 31, 2001
                                                                                     ----------------------------------
                                                                                     Before-tax Tax (Expense) Net-of-tax
                                                                                       Amount     or Benefit    Amount
                                                                                     ---------    --------    --------
                                                                                        ThCh$        ThCh$      ThCh$
Beginning balance .................................................................    196,784     (29,517)    167,267
Price-level restatement (1) .......................................................    (11,613)      1,858      (9,755)
Unrealized losses on securities available for sale:
Unrealized losses arising during the period .......................................     87,786     (14,046)     73,740
Less: reclassification adjustment for losses included in net income ...............          -           -           -
                                                                                     ---------    --------    --------
Net unrealized losses .............................................................     87,786     (14,046)     73,740
Adjustment for translation differences ............................................    342,759     (51,414)    291,345
                                                                                     ---------    --------    --------
Ending balance ....................................................................    615,717     (93,120)    522,597
                                                                                     =========    ========    ========

                                                                                       Year Ended December 31, 2000
                                                                                     ----------------------------------
                                                                                     Before-tax Tax (Expense) Net-of-tax
                                                                                       Amount     or Benefit    Amount
                                                                                     ---------    --------    --------
                                                                                        ThCh$        ThCh$      ThCh$
Beginning balance .................................................................    383,722     (57,558)    326,164
Price-level restatement (1) .......................................................    (38,599)      5,790     (32,809)
Unrealized losses on securities available for sale:
Unrealized losses arising during the period .......................................   (177,504)     26,626    (150,878)
Less: reclassification adjustment for losses included in net income ...............          -           -           -
                                                                                      --------    --------    --------
  Net unrealized losses ...........................................................   (177,504)     26,626    (150,878)
Adjustment for translation differences ............................................     29,165      (4,375)     24,790
                                                                                      --------    --------    --------
Ending balance ....................................................................    196,784     (29,517)    167,267
                                                                                      ========    ========    ========

(1) Reflects the effect of price-level restatement for comparative purposes on the comprehensive income at the beginning of each period, adjusted to constant pesos of December 31, 2002.

         j)    Non-operating Vs. Operating Items

         Under U.S. GAAP, the items included as non-operating income and expenses ( see Note 22) would be operating income and expenses except for interest income and expenses, dividends received and gain/loss on sale of fixed assets, which would be considered other income and expenses.

         k)    Derivatives

               The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Forward exchange contracts are used to manage foreign exchange rate risks arising from accounts receivable denominated in foreign currencies.

               As of December 31, 2001 and 2002, the Company had outstanding forward exchange contracts all having maturity dates of less than one year as described in Note 26.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 36 - Differences between Chilean and United States generally accepted accounting principles, continued

         k)    Derivatives, continued

               Under Chilean GAAP, forward contracts between the U.S. dollar and the Chilean peso or the U.F. are valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract in accordance with Chilean hedge accounting criteria.

               Beginning January 1, 2001, the Company adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement of Financial Accounting Standard No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" (collectively "SFAS 133"), which established comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Standard required that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. The standards also require formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

               While the Company enters into derivatives for the purpose of mitigating its foreign currency risks, these operations do not meet the strict documentation requirements to qualify for hedge accounting under U.S. GAAP. Therefore, under U.S. GAAP changes in the respective fair values of all derivative instruments would be reported in earnings when they occur.

               The difference in the accounting treatment for foreign exchange forward contracts between Chilean and US GAAP are not material due to the short-term nature of the contracts, and therefore and has consequently been omitted from the reconciliation to U.S. GAAP included under paragraph 1 m) below.

               Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. As of December 31, 2001 and 2002 the Company did not have embedded derivatives requiring bifurcation.

         l)    Dividends

               The company has a legal obligation to declare and pay dividends equal to at least 30% of consolidated net income as determined in accordance with Chilean GAAP. Accordingly, an adjustment was made in the accompanying U.S. GAAP reconciliation in paragraph 1 m) to recognize as dividends the difference between the dividends recorded as provisional dividends under Chile GAAP and 30% of net income.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 36 - Differences between Chilean and United States generally accepted accounting principles, continued

         m)    Effects of conforming to U.S. GAAP

               The following is a reconciliation of consolidated net income under Chilean GAAP to the corresponding U.S. GAAP amounts:

                                                                                              Years Ended December 31,
                                                                                       ----------------------------------------
                                                                                          2000           2001            2002
                                                                                       ----------     ----------     ----------
                                                                                          ThCh$          ThCh$          ThCh$
Net income in accordance with Chilean GAAP                                             13,830,224     13,625,572     16,312,013

Reversal of Goodwill Amortization (par. 1 b)                                                    -              -         81,430
Reversal of additional depreciation of revaluation by technical
  appraisal (par. 1 d)                                                                     24,165         31,853         29,590
Revaluation adjustment on sales of fixed assets (par. 1 d)                                 10,236              -              -
Adjustment of inventories (par. 1 e)                                                     (713,427)    (1,025,085)       (43,918)
Capitalized interest, net (par. 1 f)                                                      (62,090)       (62,090)       (62,090)
Deferred taxes (par. 1 h)                                                                  30,043       (378,002)       318,015
Deferred tax effect of U.S. GAAP adjustments (par. 1 h)                                   731,317        149,940         17,525
                                                                                       ----------     ----------     ----------
Net income in accordance with U.S. GAAP                                                13,850,468     12,342,188     16,652,565
                                                                                       ----------     ----------     ----------
Other comprehensive income:

Unrealized holding gains and losses on available-for-sale
securities, net of taxes (par. 1 c)                                                      (150,878)        73,740        (13,358)
Foreign currency translation                                                               24,790        291,345        415,972
                                                                                       ----------     ----------     ----------
Total comprehensive income                                                             13,724,380     12,707,273     17,055,179
                                                                                       ==========     ==========     ==========

The following is a reconciliation of consolidated shareholders' equity differences under Chilean GAAP to the corresponding amounts under U.S. GAAP:

                                                                  As of December 31,
                                                            ----------------------------
                                                                2001            2002
                                                            ------------    ------------
                                                                ThCh$           ThCh$
Shareholders' equity in accordance with Chilean GAAP         116,525,954     127,590,844

Reversal of Goodwill Amortization (par. 1 b)                           -          81,430
Marketable securities (par. 1 c)                                 231,142         216,528
Reversal of revaluation of technical appraisal (par. 1 d)     (1,992,882)     (1,963,292)
Adjustment of inventories (par.1 e)                               55,164          11,246
Capitalized interest, net (par. 1 f)                             629,305         567,215
Deferred taxes (par.1 h)                                      (2,691,954)     (2,373,939)
Deferred tax effect of U.S. GAAP adjustments (par. 1 h)         (152,791)       (134,010)
Minimum dividend  (par. 1 l)                                    (901,871)     (1,566,721)
                                                            ------------    ------------

Shareholders' equity in accordance with U.S. GAAP            111,702,067     122,429,301
                                                            ============    ============

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 36 - Differences between Chilean and United States generally accepted accounting principles, continued

         m)    Effects of conforming to U.S. GAAP, continued

               The following summarizes the changes in shareholders' equity under U.S. GAAP during the years ended December 31, 2001 and 2002:

                                                                             2001             2002
                                                                             ThCh$            ThCh$
Balance as of January 1...................................................104,457,704     111,702,067
Dividends paid.............................................................(2,545,841)     (2,336,212)
Provisional dividends......................................................(3,185,799)     (3,326,883)
Mandatory dividends, previous date..........................................1,170,601         901,871
Mandatory dividends, closing date............................................(901,871)     (1,566,721)
Unrealized gains on Available-for-sale investments, net of taxes ..............73,740         (13,358)
Cumulative translation adjustment.............................................291,345         415,972
Net income in accordance with U.S. GAAP....................................12,342,188      16,652,565
                                                                          -----------    ------------
Balance as of December 31.................................................111,702,067     122,429,301
                                                                          ===========    ============

2.       Additional Disclosure Requirements

         The following disclosures of information are not generally required for presentation in the financial statements under Chilean accounting principles, but are required or recommended under U.S. GAAP.

         a)    Nature of Operations and Concentrations

               Vina Concha y Toro S.A. is a vertically integrated company engaged principally in the production and sale of wine The Company's wines are sold in 95 countries. Export sales represented 58.3% of total sales; domestic sales represented 23.5%, while other revenues, including revenues from our subsidiaries in Argentina, (Trivento Bodegas y Vinedos S.A. and Distribuidora Peumo Argentina S.A.) and United Kingdom (Concha y Toro UK Ltd.) represented 18.2% of revenues. Export sales are denominated in foreign currencies.

               Although the economic situation in Chile has remained stable in recent years, a return to higher levels of inflation and currency fluctuations could adversely affect the Company's operations.

               The current economic situation in Argentina underscores the fact that owning subsidiaries in unstable countries carries a certain amount of risk. In fact, in the consolidated statement of income for the year ended December 31, 2001, Vina Concha y Toro recognized over US$2 million of losses, due to the depreciation of the local currency, the Argentine Peso, with regard to the U.S. dollar.

               Wine making and grape growing are subject to a variety of agricultural risks. Diseases, pests, drought, frosts and certain other weather conditions can materially and adversely affect the quality, quantity and cost of grapes available to the Company from its own vineyards and from outside suppliers, thereby materially and adversely affecting the supply of the Company's products and its profitability.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant

      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 36 - Differences between Chilean and United States generally accepted accounting principles, continued

         a)    Nature of Operations and Concentrations, continued

               Wines are subject to a number of taxes and tariffs in the United States and the Company's other principal export markets. Significant increases in such taxes and tariffs could depress wine consumption in those markets and could adversely affect the Company's sales. The production and sale of wine is subject to extensive domestic and international regulation.

               The Company relies on distributors to sell its products in export markets. Although the Company has long-term written agreements with most of its largest distributors, the Company's policy with respect to most of its distributors is to have oral agreements which are terminable upon prior notice by either party. The replacement or poor performance of the Company's distributors or the Company's inability to collect accounts receivable from its distributors could materially and adversely affect the Company's results of operations and financial condition.

               The Company relies on Cristalerias de Chile S.A. ("Cristalerias") to supply almost all of its bottle requirements and has a license from Tetra Pak de Chile Comercial Ltda ("Tetra Pak Chile") to package wine in Tetra Brik packages. Cristalerias is a principal shareholder of one of the Company's main competitors. Although the Company believes that alternate suppliers are available, an interruption in the supply of bottles from Cristalerias or Tetra Brik packages to the Company for any reason could result in a short-term materially adverse effect on the Company's operations.

               Approximately 29.2% of the Company's employees are covered by a collective bargaining agreement.

               The Company relies on third party vineyards for supplies of grapes and bulk wine. Grapes purchased from third party vineyards are subject to fluctuations in price and quality and generally cost more than grapes from the Company's vineyards. In addition to its purchase of grapes, the Company depends on wine produced by third parties for its production of popular wine. Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company.

         b)    Earnings Per Share

               The following disclosure of net income per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP. Earnings per share are determined by dividing consolidated net income by the weighted average number of total shares outstanding.

                                                               Years Ended December 31,
                                                      ---------------------------------------
                                                          2000         2001           2002
                                                      -----------   -----------   -----------
                                                           CH$          CH$           CH$
Earnings per share (based on U.S. GAAP) (1) .......         19.08         17.67         23.16
Earnings per share (based on Chilean GAAP) (1) ....         18.67         18.95         22.68
                                                      -----------   -----------   -----------
Weighted average number of total shares
  outstanding......................................   719,170,735   719,170,735   719,170,735
                                                      ===========   ===========   ===========

(1) Basic and diluted earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or equity securities. Consequently, there are no potentially dilutive effects on the earnings of the Company.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

Note 36 - Differences between Chilean and United States generally accepted accounting principles, continued

         c)    Market Value Disclosures

               As of December 31, 2002, bond obligations are presented in the consolidated financial statements at nominal face value plus accrued interest totaling ThCh$ 648,480. The fair market value of these financial instruments determined based on current market interest rates is estimated to be ThCh$ 635,947.

               The fair market values of cash and cash equivalents, short-term borrowings, and notes and loans payable approximate the values at which these accounts are presented in the financial statements as of December 31, 2002.

               The following is a summary of available-for-sale securities:

                                         Year Ended December 31, 2002
                                   ---------------------------------------
                                              Gross     Gross    Estimated
                                    Cost   Unrealized Unrealized  Fair
                                              Gains    Losses     Value
                                   -------   -------   -------   --------
Available-for-Sale Investments:     ThCh$     ThCh$     ThCh$

Investments in equity securities.  264,977   216,528         -    481,505
                                   -------   -------   -------   --------
Total............................  264,977   216,528         -    481,505
                                   =======   =======   =======   ========

                                         Year Ended December 31, 2001
                                   ---------------------------------------
                                              Gross     Gross    Estimated
                                    Cost   Unrealized Unrealized  Fair
                                              Gains    Losses     Value
                                   -------   -------   -------   --------
Available-for-Sale Investments:     ThCh$     ThCh$     ThCh$

Investments in equity securities.  240,432   231,142         -    471,574
                                   -------   -------   -------   --------
Total............................  240,432   231,142         -    471,547
                                   =======   =======   =======   ========

               Certain marketable securities are classified as other assets (as described in Note 13) for Chilean GAAP purposes. These securities are considered marketable securities for U.S. GAAP presentation purposes.

         d)    Useful Life of Property, Plant and Equipment

               The Company's property, plant, and equipment are being depreciated over the following useful lives :
                                                                 YEARS
                                                                 -----
               Buildings and infrastructure                   15   to   40
               Machinery and equipment                         3   to   10
               Other fixed assets                              5   to   15
               Leased assets                                  20   to   30

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

         e)    Income Taxes

               Income taxes is charged to the results of operations under each year presented under US GAAP is as follows:

                                                                        2000          2001          2002
                                                                     ----------    ----------    ----------
                                                                        ThCh$         ThCh$         ThCh$
               Charge for the period under Chilean GAAP              (2,142,191)   (2,764,057)   (2,978,657)
               U.S. GAAP Adjustments:
               Deferred tax effect of applying SFAS No. 109              30,043      (378,002)      318,015
               Deferred tax effect of U.S. GAAP adjustments             731,317       149,940        17,525
                                                                     ----------    ----------    ----------
                   Benefit (Charge) for the period under U.S. GAAP   (1,380,831)   (2,992,119)   (2,643,117)
                                                                     ==========    ==========    ==========

               The reconciliation of theoretical tax at statutory rate as per Chilean GAAP is as follows:

                                                                 2000          2001          2002
                                                              ----------    ----------    ----------
                                                                 ThCh$         ThCh$         ThCh$
               Tax expense at statutory Chilean tax rates     (2,395,862)   (2,458,444)   (3,086,507)
               Increase (decrease) in rates resulting from:
               Non-deductible expenses                            90,773      (495,992)     (313,534)
               Tax loss carryforward                                           355,727     1,954,112
               Change in the valuation allowance                       0             0    (1,648,831)
               Effects of foreign tax rates                      (41,508)      (19,569)      255,428
               Effect of change in corporate tax rate                         (553,710)
               Amortization of complementary accounts            198,196       378,002      (318,015)
               Other                                               6,210        29,929       178,690
                                                              ----------    ----------    ----------
               Tax expense at effective tax rates             (2,142,191)   (2,764,057)   (2,978,657)
                                                              ==========    ==========    ==========

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

         e)    Income taxes, continued

               Significant components of the Company's deferred tax assets and liabilities, under U.S. GAAP, arising from continuing operations as of December 31 are as follows:

Temporary Differences                    Year Ended December 31, 2001               Year Ended December 31, 2002
                                    -------------------------------------    --------------------------------------
                                                   SFAS N                                    SFAS N
                                      SFAS N     (Degree)109     SFAS N         SFAS N     (Degree)109      SFAS N
                                    (Degree)109  Applied to    (Degree)109    (Degree)109  Applied to    (Degree)109
                                    Applied to     US GAAP       US GAAP      Applied to    US GAAP         US GAAP
                                    Chile GAAP   Adjustments     Balance      Chile GAAP   Adjustments      Balance
                                    ----------   ----------    ----------    ----------    ----------    ----------
                                        ThCh$       ThCh$          ThCh$         ThCh$         ThCh$         ThCh$
Provision for doubtful accounts .       27,459            -        27,459        58,832             -        58,832
Provision for vacations .........      116,274            -       116,274       146,864             -       146,864
Staff severance indemnities .....       78,542            -        78,542        96,625             -        96,625
Inventories .....................      106,959       (8,826)       98,133       171,940        (1,856)      170,084
Unrealized gains ................      331,210      (36,983)      294,227       273,459       (35,727)      237,732
Valuation allowance .............            -            -             -     1,648,831             -     1,648,831
Other ...........................        5,181            -         5,181       101,074             -       101,074
                                    ----------   ----------    ----------    ----------    ----------    ----------
    Total deferred assets .......    1,021,352      (45,809)      975,543     4,747,250       (37,583)    4,709,667
                                    ----------   ----------    ----------    ----------    ----------    ----------

Financial lease agreements ......        7,485            -         7,485        13,952             -        13,952
Production expenses .............      756,703            -       756,703       676,191             -       676,191
Fixed assets depreciation .......    4,710,809      106,982     4,817,791     5,136,769        96,427     5,233,196
Other ...........................       31,436            -        31,436             -             -             -
                                    ----------   ----------    ----------    ----------    ----------    ----------
    Total deferred liabilities ..    5,506,433      106,982     5,613,415     5,826,912        96,427     5,923,339
                                    ----------   ----------    ----------    ----------    ----------    ----------
    Net deferred tax assets
    (liabilities) ...............   (4,485,081)    (152,791)   (4,637,872)   (1,079,662)     (134,010)   (1,213,672)
                                    ==========   ==========    ==========    ==========    ==========    ==========

         The Chilean statutory first category (corporate) income tax rate was 15% for 2000 and 2001 and 16% for 2002. Enacted income tax rates are scheduled to be 16.5% and 17% for the taxation years ended December 31, 2003 and 2004, respectively. The effect of these rate changes on deferred taxes under U.S. GAAP was an increase in deferred tax expense of ThCh$ 553,710

         f)    Shareholders' equity

               As of December 31, 2002, the authorized share capital of the Company was comprised of 719,170,735 nominal shares without stated value all of which were issued, outstanding, registered and freely traded on the three Chilean stock exchanges. Of these authorized shares, 142,000,000 were registered and freely traded on the U.S. stock exchange via the ADR mechanism. Shareholders elect the members of the Board of Directors with each share having equal voting rights.

               The payment of dividends to foreign shareholders is subject to a withholding tax of 35%, net of corporate income taxes paid.

               As more fully explained in Note 21 in accordance with Chilean regulations, other reserves of ThCh$ 9,063,846 included in shareholders' equity as of December 31, 2002 are not distributable as dividends.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant

      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

         g)    Lease commitments

               The Company leases certain vineyard property under long-term non-cancelable leases which are accounted for as capital leases for U.S. GAAP purposes. Rentals are due in monthly installments and are stated in U.S. dollars and UF. Rentals in U.F. are adjusted each year by the increase in the Consumer Price Index. The related future minimum lease payments as of December 31, 2002 were as follows:

               Year ended December 31,                          ThCh$

               2003                                            310,176
               2004                                            290,837
               2005                                            290,837
               2006                                            290,837
               2007                                            290,837
               Thereafter                                    2,363,606

                                                            ----------
               Total future minimum lease payments           3,837,130
               Interest                                     (1,747,778)

                                                            ----------
               Present value of net minimum lease
               payments                                      2,089,352
                                                            ==========

               The Company also leases certain office space under a long-term lease which is accounted for as a capital lease for Chilean accounting purposes. Rentals are due in quarterly installments through January 2010 and are stated in U.F. The lease liability is recorded in other payables. The related future minimum lease payments as of December 31, 2002 were as follows:

               Year ended December 31,                        ThCh$

               2003                                          161,161
               2004                                          161,161
               2005                                          161,161
               2006                                          161,161
               2007                                          161,161
               Thereafter                                    402,907
                                                           ---------
               Total future minimum lease payments         1,208,712
               Interest                                     (275,518)
                                                           ---------
               Present value of net minimum lease payment    933,194

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

         h)    New accounting pronouncements

               In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, not when it is "planned". The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002 and does not expect the adoption to have a material impact on the Company's results of operations or financial position.

               In November 2002, the FASB issued the Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others." The Interpretation expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which is being superseded. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. This guidance does not apply to certain guarantee contracts, such as those issued by insurance companies or for a lessee's residual value guarantee embedded in a capital lease. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations would not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company is evaluating the impact FIN 45 may have on its future Consolidated Financial Statements.

               In January, 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities". Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. Consolidation by a primary beneficiary of the assets, liabilities and results of activities of variable interest entities will provide more complete information about the resources, obligations, risks and opportunities of the consolidated company. To further assist financial statement users in assessing a company's risks, the Interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The interpretation FIN 46 will have no impact on net loss or stockholders' equity.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------

         i)    Credit arrangements

               The Company has renewable line of credit arrangements for short-term Chilean peso borrowing with various Chilean and foreign banks totaling, in the aggregate ThCh$ 36,649,110 of which ThCh$ 10,500,000 was available as of December 31, 2002.

         j)    Concentrations of Credit Risk

               Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash deposits, marketable securities and trade accounts receivable.

               The Company maintains cash and cash equivalents, short and long-term investments and certain other financial instruments with various financial institutions. These financial institutions are located in Chile and the Company's policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

               Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion around the world. The Company does not require collateral or security for its accounts receivable.

               As of December 31, 2002, the Company had no significant concentration of credit risk.

         k)    Advertising costs

               Advertising costs are expensed as incurred. Advertising expense of ThCh$ 4,927,576 ThCh$ 5,874,525 and ThCh$ 11,122,826 were recorded in 2000, 2001 and 2002, respectively.

         l)    Segment Information

               Management considers the Company's principal business activities to be concentrated in one industry segment and consist of the production and distribution of wine. Revenues from sales of wine (the Company's principal product) by major geographic areas based on location of customer are as follows:

                                    Years ended December 31,
                             -------------------------------------
                                 2000         2001         2002
                             -----------  -----------  -----------
                                 ThCh$        ThCh$        ThCh$

         Chile                47,876,191   31,560,843   37,492,796
         United States        16,089,509   19,176,144   21,881,018
         South America         7,073,308   12,135,472   10,474,800
         Central America       5,389,919    5,564,583    5,745,701
         Europe               20,518,975   27,889,888   41,045,407
         Canada                3,064,489    3,826,948    4,000,016
         Asia                  3,978,081    5,882,289    4,705,465
         Other                 2,669,912    8,954,367    2,975,330
                             -----------  -----------  -----------
         Total Revenues      106,660,384  114,990,534  128,320,533
                             ===========  ===========  ===========

               Total assets of the Argentine subsidiary, the only foreign country where the Company has assets, amounted to ThCh$ 16,269,769, which represents 8.4% of the Company's consolidated assets.

                    VINA CONCHA Y TORO S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes and expressed in thousands of constant
      Chilean pesos as of December 31, 2002, and thousands of U.S. dollars)

                                -----------------


         l)    Segment Information, continued

               Sales to one major customer were ThCh$ 16,089,447 in 2000, ThCh$ 19,176,144 in 2001 and ThCh$ 16,755,203 in 2002.

         m)    Allowance for doubtful accounts

               The following is a rollforward of the changes to the allowance for doubtful accounts:

                                 Balance at  Price-level  Charged to             Balance at
                                  beginning  Restatement  costs and                end
                                   of year      (1)       expenses   Write-offs   of year
                                   Th.ch.$    Th.ch.$     Th.ch.$     Th.ch.$     Th.ch.$
                                   -------    -------     -------     -------     -------
Year ended December 31, 2000
Deducted from asset accounts:

Allowance for doubtful accounts    372,933    (27,451)     63,347    (208,564)    200,265

Year ended December 31, 2001
Deducted from asset accounts:

Allowance for doubtful accounts    200,265     (6,022)     27,020     (28,919)    192,344

Year ended December 31, 2002
Deducted from asset accounts:

Allowance for doubtful accounts    192,344     (5,602)   (143,968)          -    (330,710)
                                   -------    -------     -------     -------     -------

(1) Reflects the effect of price-level restatement for comparative purposes on the allowance for doubtful accounts at the beginning of each period, adjusted to constant Chilean pesos of December 31, 2002.