Form 20-F
period 2003-12-31
CONCHA Y TORO WINERY INC
filed 2004-07-15
CIK 930543

As filed with the Securities and Exchange Commission on July 15, 2004
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
FORM 20-F
ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003	Commission File number 001-13358
Viña Concha y Toro S.A.
 (Exact name of Registrant as specified in its charter)
Concha y Toro Winery Inc.
(Translation of Registrant's name into English)
Republic of Chile
(Jurisdiction of incorporation or organization)
Casilla 213
Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile
(562) 476-5000
 (Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares ("ADS"), each representing 50 Shares of common stock	New York Stock Exchange
Shares of common stock ("Shares" or "Common Stock"), without nominal (par) value, of Viña Concha New York Stock Exchange* y Toro S.A.	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.: None

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

Yes                   No

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17            Item 18

* Not for trading, but only in connection with the registration of ADS.

PART I

PART II

* Omitted because the item is not applicable

** The Registrant has responded to Item 18 in lieu of this Item.

-i-

CERTAIN DEFINED TERMS

    Unless otherwise specified, all references to “U.S. dollars,” “dollars” or “US$” are to United States dollars and all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos. Viña Concha y Toro S.A. (“Concha y Toro” or the “Company”), a corporation (sociedad anónima abierta) formed under the laws of the Republic of Chile (“Chile”), publishes its consolidated financial statements in Chilean pesos that are adjusted to reflect changes in purchasing power due to inflation. See Notes 2(d), 24 and 37 to the audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of income and cash flows for each of the three years ending December 31, 2001, 2002 and 2003 (the “Consolidated Financial Statements”) contained in Item 18. Unless otherwise specified, financial information regarding the Company is presented in constant Chilean pesos as of December 31, 2003 and in accordance with generally accepted accounting principles in the Republic of Chile (“Chilean GAAP”). Chilean GAAP varies in certain important respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 37 to the Consolidated Financial Statements contained in Item 18. Amounts in tables appearing in this Annual Report may not total due to rounding.

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

    Malic Acid: Component of wine. Accounts for green and sour taste of wine made from unripe grapes. See “malolactic fermentation.”

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

    Vinífera: Of, relating to or being derived from premium grapes used in wine making.

    Viniculture/Viticulture: The cultivation of grapes.

Units of Measure

1 Case	=	9 Liters
Centigrade	=	5/9 (Fahrenheit° -32)
1 Hectare	=	2.47 Acres
1 Kilogram	=	2.2 Pounds
1 Kilometer	=	.62 Miles
1 Liter	=	1.057 Quarts
1 Milliliter	=	1/1000 Liter
1 U.S. Ton	=	2,000 Pounds or 907 Kilograms

    The Company’s principal trademarks used in its business are registered in Chile, including Concha y Toro, Subercaseaux, Tocornal, Maipo, Clos de Pirque, Fressco, San José, Sunrise, Frontera, Marqués de Casa Concha, Casillero del Diablo, Trio, Terrunyo, Don Melchor, and Amelia. While the Company also registers these trademarks in most of its principal foreign export markets, it does not have registrations for all of its trademarks in all of its foreign export markets.

FORWARD-LOOKING STATEMENTS

    This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements contained in this Annual Report may be identified by the use of forward-looking terminology, such as “anticipate,” “continue,” “estimate,” “expect,” “intend,” “may,” “will,” or the negative thereof or other variations thereon or comparable terminology. In particular, among other statements, certain statements in Item 4 — “Information on the Company — Business Overview” with regard to management objectives, trends in market shares, market standing and product volumes, and the statements in Item 5 — “Operating and Financial Review and Prospects” and Item 11 — “Quantitative and Qualitative Disclosures About Market Risk,”with regard to trends in results of operations, margins, overall market trends, interest rates, and exchange rates are forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

    There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk factors identified in Item 3 —“Key Information — Risk Factors” of this Annual Report and in the Company’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on October 13, 1994 (No. 33-84298), levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials and employee costs, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.

ITEM 3: KEY INFORMATION

Selected Historical Financial Data

    The following table presents selected consolidated financial data, under the captions “Consolidated Income Statement Data —Chilean GAAP”, “Consolidated Balance Sheet Data — Chilean GAAP,” and “Selected Financial Ratios” for and as of the end of each of the years in the five-year period ended December 31, 2003 derived from the Consolidated Financial Statements included herein. The balance sheet as of December 31, 2003 and the income statement for the year ended December 31, 2003 have been audited by Deloitte & Touche, Sociedad de Auditores y Consultores Ltda., an independent registered public accounting firm. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the Notes thereto. The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differ in certain important respects from U.S. GAAP. Note 37 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP which affect the financial statements of the Company, the effects of such differences on the calculation of shareholders’ equity and net income, and a reconciliation to U.S. GAAP of shareholders’ equity at December 31, 2002 and 2003 and of net income for each of the three years ended December 31, 2001, 2002 and 2003. All information expressed in Chilean pesos, except dividends, is presented in constant Chilean pesos at December 31, 2003 purchasing power.

	As of and for the Year Ended December 31,

	1999	2000	2001	2002	2003
	Ch$	Ch$	Ch$	Ch$	Ch$
	(Expressed in millions of constant Ch$,
	except financial ratios and per Share amounts)
Consolidated Income Statement Data
Chilean GAAP:
Revenue from sales	101,703	107,727	116,140	129,604	153,344
Operating income	16,311	18,337	18,849	20,715	22,063
Non-operating income (expense)	(1,386)	(2,202)	(2,289)	(1,221)	(107)
Net income	12,926	13,969	13,762	16,475	18,583
Net income per Share	17.79	19.42	19.14	22.91	25.84
Net income per ADS(1)	899	971	957	1,145	1,292
Net income per ADS in U.S. Dollars	1.51	1.64	1.61	1.93	2.18
Dividend declared per Share	6.29	7.19	7.84	7.74	9.68
Dividends declared per ADS in
U.S. Dollars(2)	0.53	0.58	0.58	0.53	0.82
Weighted average number of Shares
Outstanding(3)	719,170,735	719,170,735	719,170,735	719,170,735	719,170,735
U.S. GAAP:
Revenues from sales	101,703	107,727	116,140	129,604	153,344
Operating income	16,185	17,578	17,783	20,671	22,081
Non-operating income (expense )net	(1,491)	(2,191)	(2,289)	(894)	(86)
Net income	11,765	13,989	12,466	16,819	18,885
Net income per Share	16.36	19.45	17.33	23.39	26.26
Net income per ADS in U.S.Dollars	1.43	1.64	1.32	1.63	1.83
Consolidated Balance Sheet Data
Chilean GAAP:
Total assets	163,233	181,655	188,430	197,229	218,373
Long-term debt	16,220	22,651	22,412	13,829	19,049
Shareholders’ equity	100,666	109,424	117,691	128,867	138,163
Capital stock	47,035	47,035	47,035	47,035	47,035
U.S. GAAP
Total assets	163,726	181,543	187,304	196,131	217,328
Long-term debt	16,220	22,651	22,412	13,829	19,049
Shareholders’ equity	96,814	105,502	112,819	123,654	132,911
Selected Financial Ratios (4)
Chilean GAAP
Operating margin	16.0%	17.0%	16.2%	16.0%	14.4%
Net Margin	12.7%	13.0%	11.8%	12.7%	12.1%
Debt to equity	40.9%	42.7%	35.6%	27.4%	31.2%
Debt to capitalization	29.0%	29.9%	26.3%	21.5%	23.8%
U.S. GAAP
Operating margin	15.9%	16.3%	15.3%	16.0%	14.4%
Net Margin	11.6%	13.0%	10.7%	13.0%	12.3%
Debt to equity	42.5%	44.3%	37.2%	28.5%	32.5%
Debt to capitalization	29.8%	30.7%	27.1%	22.2%	24.5%
Consumer Price Index(5)	2.60%	4.70%	3.10%	3.00%	1.00%

(1)	Determined by multiplying per Share amounts by 50 (1 ADS = 50 Shares).
(2)	U.S. Dollar amounts for dividends are calculated by applying the Observed Exchange Rate on the dividend payment date to the nominal peso amount.
(3)	Calculated on the basis of the number of shares outstanding and fully paid together with the pro-rata portion of the number of shares outstanding but not yet fully paid for each period.
(4)

These ratios, which are expressed as percentages, were calculated as follows: Operating margin = (Operating income)/(Revenues from sales);
Net margin = (Net income)/(Revenues from sales); Debt to equity = (Short- and long-term borrowing )/(Total shareholders’ equity);
Debt to capitalization = (Short- and long-term borrowing )/(Short- and long-term borrowing plus Total shareholders’ equity).
Ratios presented have been rounded.

(5)	Based on the Consumer Price Index (“CPI”) for the period December 1 to November 30 of each year required to be used for price-level restatement purposes under Chilean GAAP.

    Unless otherwise indicated, U.S. dollar equivalent information, except export figures, for information in Chilean pesos, is based on the Observed Exchange Rate for December 31, 2003, which was Ch$593.80 per U.S. dollar. No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

Exchange Rates

    Banco Central de Chile (the “Central Bank of Chile”) authorizes three types of exchange rates in Chile: (i) a reference rate set by the Central Bank of Chile, (ii) a rate set in the formal institutional market for foreign exchange currency, and (iii) a rate set in a less regulated informal market for foreign exchange.

    Pursuant to Law 18,840, the Central Bank of Chile sets the dólar acuerdo, which is a forecast of exchange rates used as a reference exchange rate (the “Reference Exchange Rate”). The Reference Exchange Rate is published by the Central Bank of Chile for each day of the next month based on the following considerations: (i) the previous month’s domestic inflation rate, (ii) a factor for international inflation and (iii) a formula pegged to the U.S. dollar, the Japanese yen and the Euro. These three currencies were chosen because they are the currencies of Chile’s principal trading partners.

    The Central Bank of Chile also authorizes commercial banks and certain other entities to conduct foreign exchange transactions on a free market basis (the “Formal Exchange Market”). The daily average exchange rate (the “Observed Exchange Rate”) at which transactions are carried out in the Formal Exchange Market is published daily in Chilean newspapers. Prior to September 2, 1999, participants of the Formal Exchange Market were authorized to carry out their transactions within a specified range above or below the Reference Exchange Rate (the “Exchange Band”). As of September 2, 1999, the Central Bank of Chile eliminated the Exchange Band, allowing the exchange rate to fluctuate freely. The Central Bank of Chile has announced a policy to intervene in the Formal Exchange Market only in certain exceptional cases, which interventions will be publicly disclosed.

    The Mercado Cambiario Informal (the “Informal Exchange Market”) is a currency market comprised of exchange houses and money changers in Chile. The Informal Exchange Market reflects the supply and demand for foreign currency and the rate of exchange in the Informal Exchange Market can fluctuate freely, above or below the Observed Exchange Rate. Since 1990, the rate of exchange for pesos into U.S. dollars in the Informal Exchange Market has been similar to that in the Formal Exchange Market. The Observed Exchange Rate as of June 30, 2004 was Ch$636.59 per U.S. dollar.

    The following table sets forth the annual high, low, average and year-end Observed Exchange Rates for U.S. dollars for each year indicated, and for each month during the six previous six months, as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report any buying rate for Chilean pesos.

Annual High, Low, Average and Year-End
Observed Exchange Rate

	Ch$ per US$

Year	High (1)	Low(1)	Average(2)	Year-end
1999	550.93	468.69	508.78	530.07
2000	580.37	501.04	539.49	573.65
2001	716.62	557.13	634.94	654.79
2002	756.56	641.75	688.94	718.61
2003	758.21	593.10	691.40	593.80

December, 2003	621.27	593.10	602.90	-
January, 2004	596.78	559.21	573.64	-
February, 2004	598.60	571.35	584.31	-
March, 2004	623.21	588.04	603.91	-
April, 2004	624.84	596.61	608.19	-
May, 2004	644.42	622.25	635.76	-
June, 2004	649.45	634.25	643.50	-
(1)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.
(2)	The average of the monthly average rates during the period.

Source: Central Bank of Chile.

Risk Factors

    Risks Relating to the Company

    Agricultural Risks. Wine-making and grape-growing are subject to a variety of agricultural risks. Diseases, pests, drought, frosts and certain other weather conditions can materially and adversely affect the quality, quantity and cost of grapes available to the Company from its own vineyards and from outside suppliers, thereby materially and adversely affecting the supply of the Company’s products and its profitability.

    In October 1991, there was a severe freeze which mainly affected the vineyards located in the Maipo region and Chile. From 1996 to 1998, Chile experienced drought conditions which had an impact on the quality and yields of the grapes. Future freezes or drought conditions in Chile could severely affect the quantity or quality of the production of wine by the Company. See Item 4 —“Information on the Company — Chilean Wine Industry Overview.”

    Phylloxera, a pest which attacks roots of grapevines, has widely infested vineyards outside of Chile but to date has never been found in Chilean vineyards. The Company, like most Chilean wine grape growers, still uses the French root varieties which are susceptible to phylloxera. While the Company carefully screens new root stock for signs of infestation, and regulations imposed by the Servicio Agrícola y Ganadero (the “Chilean Agriculture Service”) require that all vegetation introduced into Chile be isolated under observation for a period of two years, there can be no assurance that the Company’s vineyards and other Chilean vineyards will continue to be phylloxera-free. Infestation could have a material adverse effect on the Company while vineyards are being replanted and as they come into full production. See Item 4 — “Information on the Company — Chilean Wine Industry Overview — Phylloxera.”

    Risks Associated with Higher Taxes, Tariffs. In 2003, the Company’s export sales to third parties represented 58.4% of total revenues and sales of its foreign subsidiaries represented 16.2% of total revenues. Wines are subject to a number of taxes and tariffs, including excise taxes in the United States and the Company’s other principal export markets. Additional increases in such taxes and tariffs could depress wine consumption in those markets and could adversely affect the Company’s sales.

    In addition, there is a risk that other countries could impose or threaten to impose restrictions on imports of certain countries’ wines in connection with trade negotiations with such countries. Although Chile has not been the specific target of such actions or threats from the United States, the European Union or other countries, if restrictions were imposed on Chilean wines, they could have a material adverse effect on the Company.

    Increases in Chilean taxes on wine could adversely affect the Company’s wine sales in Chile.

    Government Regulation. The production and sale of wine is subject to extensive regulation within and outside of Chile. Those regulations control such matters as licensing requirements, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers. For example, it is the current policy of the U.S. Bureau of Alcohol, Tobacco and Firearms that any statements made by a wine producer promoting the potential health benefits of wine must be balanced and must include appropriate statements regarding the established harmful effects of alcohol use. In recent years, U.S. federal and state regulators have required warning labels and signage. There can be no assurance that new or revised regulations or increased licensing fees and related requirements will not have a material adverse effect on the Company’s business and its results of operations. See Item 4 — “Information on the Company — Government Regulation.” Future expansion of the Company’s existing facilities and development of new vineyards and wineries may be limited by present and future zoning ordinances and other legal requirements. Availability of water and requirements for handling waste water can limit the Company’s growth. While the Company believes that it will continue to be in compliance with all applicable environmental regulations, there can be no assurance that future legislative or regulatory developments will not impose restrictions which would have a material adverse effect on the Company. See Item 4 —“Information on the Company — Government Regulation.”

    Dependence on Distributors. The Company relies on distributors to sell its products in export markets. Sales to the Company’s largest distributor, Banfi Products Corporation (“Banfi”) in the United States represented 24.1% of the Company’s total export revenues in 2003, and 26.3% of total export revenues in 2002. Sales to the Company’s five largest distributors, including Banfi, represented 55.1% and 57.6% of total export revenues in 2003 and 2002, respectively, and are expected to continue to represent a substantial majority of the Company’s total export revenues in the future. Although the Company has long-term written agreements with most of its largest distributors, the Company’s policy with respect to most of its distributors is to have oral agreements which may be terminated upon prior notice by either party. The replacement or poor performance of the Company’s distributors or the Company’s inability to collect accounts receivable from its distributors could materially and adversely affect the Company’s results of operations and financial condition. In addition, the Company’s strategy to expand sales in major export markets is to a large extent dependent on the performance of its distributors. See Item 4 — “Information on the Company — Business Overview — Company Sales — Export Markets — Distribution in Export Markets.”

    Distributors and retailers of the Company’s products often offer wines which compete directly with the Company’s products for shelf space and consumers. Accordingly, there is a risk that these distributors or retailers may give higher priority to products of the Company’s competitors. There can be no assurance that the Company’s distributors and retailers will continue to purchase the Company’s products or provide the Company’s products with adequate levels of promotional support. See Item 4 —“Information on the Company — Business Overview — Company Sales — Export Markets — Distribution in Export Markets.”

    Dependence on Suppliers. The Company relies on Cristalerías de Chile S.A. (“Cristalerías”) to supply almost all of its bottle requirements. Cristalerías is a principal shareholder of one of the Company’s main competitors, Viña Santa Rita S.A. (“Santa Rita”). Although the Company believes that alternate suppliers are available, an interruption in the supply of bottles from Cristalerías to the Company for any reason could result in a short-term material adverse effect on the Company’s operations.

    The Company has a license from Tetra Pak de Chile Comercial Ltda. (“Tetra Pak Chile”) to package wine in Tetra Brik packages, and purchases these unassembled pre-printed packages from Tetra Pak Chile. Wine sold in Tetra Brik packages accounted for approximately 75.6% and 60.3% of the Company’s domestic sales by volume and value, respectively, in 2003 and 77.1% and 63.2%, respectively, in 2002. Although the Company believes that alternate suppliers are available, an interruption in the supply of Tetra Brik packages to the Company for any reason could result in a short-term material adverse effect on the Company’s operations. See — Item 4 “Information on the Company — Business Overview — Bottling.”

    The Company currently relies on approximately 550 outside vineyards for supplies of grapes and approximately 50 producers for bulk wine. In 2003 and 2002, approximately 70% and 65%, respectively, of the grapes used in the production of its premium, varietal, varietal blend and sparkling wines were purchased by the Company from independent growers in Chile. Additionally, in 2003, the Company purchased grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company.

    Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations.

    Competition. The wine industry in Chile and in the Company’s export markets is intensely competitive. In Chile and in approximately 100 other countries, the Company’s wines compete with wines and other beverages from Chile and other countries. Chilean wines, in general, compete with wines produced in the United States, Europe, Australia, South Africa, South America and New Zealand. In addition, the Company’s wines compete with other beverages including soft drinks, liquors, beer and, in Chile, pisco (a Chilean grape spirit). Many of the Company’s competitors in Chile and abroad have significantly greater financial resources than the Company.

    Due to competitive factors, the Company may not be able to increase prices of its wines in line with rising farming, vinification, selling and promotional costs. See Item 5 — “Operating and Financial Review and Prospects. There can be no assurance that in the future the Company will be able to compete successfully with its current competitors or that it will not face greater competition from other wineries and beverage manufacturers. See Item 4 — “Information on the Company — Company Sales — Chilean Markets — Local Competition” and “ — Company Sales — Export Markets — Export Sales and Competition.”

    Dependence on Consumer Spending. The success of the Company’s business depends on a number of factors which may affect the level of consumer spending and consumer spending patterns in Chile and in the Company’s export markets, including the general state of the economy, tax rates, the deductibility of business entertainment expenses under applicable tax laws, and consumer preferences, confidence and income. Changes in consumer spending in Chile and in the Company’s export markets can affect the quantity and price of wines that customers are willing to purchase. Such changes may result in reduced demand and lower prices for the Company’s products, limitations on the Company’s ability to pass through increased taxes and higher product costs to price-sensitive consumers, increased levels of selling and promotional expenses and decreased sales of the Company’s higher-priced premium and varietal wines. Consequently, changes in consumer spending could have a material adverse effect on the Company. See Item 5 — “Operating and Financial Review and Prospects.”

    Difficulty of Enforcing Judgments Under U.S. Federal Securities Laws. The ability of a purchaser of American Depository Shares (“ADS”) of the Company to enforce judgments under the U.S. federal securities laws against the Company or its directors and executive officers may be limited by several factors.

    The Company is a sociedad anónima abierta (an “open stock corporation”) organized under the laws of Chile. All of the company’s directors and officers and many of its advisors reside outside of the United States (principally in Chile). All or a substantial portion of the assets of the Company and of these persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States on the Company or its officer, directors or advisors, or to enforce against them in United States courts judgments obtained in United States courts predicated upon the civil liability provisions of the U.S. federal securities laws.

    The Company’s Estatutos (the “By-Laws”) provide that all legal actions brought by shareholders in their capacity as such, or among shareholders and the Company or its directors and executive officers, must be submitted to arbitration in Chile by an arbitrator chosen by mutual consent of both parties. If the parties cannot select an arbitrator acceptable to both, an arbitrator will be appointed by the ordinary courts of Chile which, the Company believes, would likely appoint a Chilean arbitrator. The By-Laws also provide that the arbitrator would act as an árbitro arbitrador, who under Chilean law would not be required to apply any particular body of law or procedures and would be authorized to decide the matter in accordance with his or her view of what is just and equitable. Although the Ley de Sociedades Anónimas (“Chilean Corporation Law”) grants shareholders the right to bring actions against a Chilean company in the ordinary courts of Chile in certain cases, the Chilean Supreme Court has held in one case that a shareholder may not submit a claim against a corporation to the ordinary courts where, as in the case of the Company, the By-Laws provide only for arbitration. This case, however, would not be controlling precedent in a subsequent case under Chilean law. Therefore, a Chilean court could interpret Chilean law and the By-Laws to require that a claim brought by a holder of ADS predicated upon U.S. federal securities laws be submitted in Chile to arbitration. Moreover, because an arbitrator is not required to apply any particular body of law or procedure to decide a matter, it is not clear that an arbitrator would consider a claim predicated upon U.S. federal securities laws. Under Chilean law, therefore, there is doubt as to the ability of ADS holders to bring actions against the Company or its officers, directors or advisors based upon U.S. federal securities laws whether in Chilean courts or arbitration proceedings.

    In addition, a court in the United States might require that a claim predicated upon the U.S. federal securities laws be submitted to arbitration in accordance with the By-Laws. In that event, a purchaser of ADS would be effectively precluded from pursuing remedies under the U.S. federal securities laws in U.S. courts.

    The Company has been advised by its Chilean counsel, Cruzat, Ortúzar & Mackenna, that no treaty exists between the United States and Chile for the reciprocal enforcement of foreign judgments. Chilean courts, however, have enforced judgments rendered by United States courts by virtue of the legal principle of reciprocity and comity, consisting of the review in Chile of the United States judgment in order to ascertain whether certain basic principles of due process and public policy have been respected without reviewing the merits of the subject matter in the case. Nevertheless, the Company has been advised by Cruzat, Ortúzar & Mackenna that there is doubt as to the enforceability in Chile of judgments rendered by United States courts in actions predicated upon the civil liability of the U.S. federal securities laws.

    Taxes. Wines are subject to a number of taxes and tariffs, including excise taxes in the United States and the Company’s other principal export markets. Increases in such taxes could depress wine consumption in those markets and adversely affect the Company’s sales.

    Seasonality. The wine industry in general, and the Company in particular, have historically experienced, and are expected to continue to experience, seasonal fluctuations in revenues and net income. In the past, the Company has had lower sales and net income during the first quarter and higher sales and net income during the third and fourth quarters. The Company expects this trend to continue. Sales can fluctuate significantly between quarters, depending on the timing of certain holidays and promotional periods, and on the rate at which distributor inventories are depleted through sales to wine retailers. Sales volume tends to decrease if distributors begin a quarter with larger inventory levels, which is typically the case in the first quarter of each year. See Item 4 — “Information on the Company — Business Overview — Seasonality.”

    Risks Relating to Chile

    Dependence on the Chilean Economy. As of December 2003, 90% of the Company’s assets were located in Chile. In 2003 and 2002, sales in the Chilean market accounted for approximately 25.4% and 29.2%, respectively, of the Company’s total revenues. Historically, domestic wine sales show a high degree of correlation with the economic situation prevailing in a country. Accordingly, the Company’s financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile. After a period of drop in economic activity (1999) and modest growth in 2000 and 2001, in the past two years the Chilean economy has shown some signs of recovery, particularly GDP growth and private consumption. The main Chilean economic indicators for 2002 and 2003 are:

  GDP grew 2.2% and 3.3% in 2002 and 2003, respectively.

  Private consumption grew 1.9% in 2002 and 3.7% in 2003.

  The unemployment rate was 7.8% and 7.4% in December 2002 and 2003, respectively. As of April 2004, the unemployment rate was 8.7% as compared to 8.5% in April 2003-.

  Levels of investment increased 1.4% in 2002 and 4.8% in 2003.

  Retail sales increased 5.6% and 3.6% in 2002 and 2003, respectively.

The Company’s financial condition and results of operations could also be adversely affected by changes which the Company has no control over, including:

  the economic or other policies of the Chilean government, which has a substantial influence on many aspects of the private sector;

  other political or economic developments in or affecting Chile; and

  regulatory changes or administrative practices of Chilean authorities.

    The Company’s financial condition and results of operations also depend to some extent on the level of economic activity in both Latin American and other countries. Although economic conditions are different in each country, investors’ reactions to developments in one country may affect the securities of issuers in other countries, including Chile.

    Volatile and Illiquid Nature of the Market for the Common Stock in Chile. The Common Stock of the Company is traded on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile and the Bolsa de Correos — Bolsa de Valores (collectively, the “Chilean Exchanges”). The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange and which accounted for over 76.5% of Chile’s equity trading volume in 2003, had a market capitalization of approximately US$86.34 billion as of December 31, 2003, and an average monthly trading of US$632 million in 2003. The ten largest companies in terms of market capitalization represented approximately 48.5% of the aggregate market capitalization of the Santiago Stock Exchange as of December 31, 2003. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. The ten most widely-traded stocks in terms of trading volume accounted for approximately 57.5% of all trading volume on the Santiago Stock Exchange in 2003. During 2003, approximately 14.9 % of the securities listed on the Santiago Stock Exchange traded an average of 85% or more of the trading days.

    In addition, the Chilean securities markets may be affected by developments in other emerging markets, particularly other countries in Latin America.

    Currency Fluctuations. The Chilean peso has been subject to large fluctuations in value in the past, most recently during 2003, and may be subject to significant fluctuations in the future. See “Exchange Rates.” Fluctuations in the exchange rate between the Chilean peso and other currencies affect the performance of the Company’s ADS as well as its financial condition and results of operation in a variety of ways.

    Because the ADS are denominated in U.S. dollars, a decrease in the value of the Chilean peso relative to the U.S. dollar may adversely affect the value of the Company and its Common Stock underlying the ADS. Whether a depreciation of the Chilean peso would adversely affect the value of the Company and its assets would depend on a variety of factors, including the ability of the Company and investors to access the foreign exchange markets in Chile, the timing, volume and execution of the Company’s treasury functions to convert foreign currency into Chilean pesos, the value of revenues denominated in foreign currency relative to Chilean pesos, the relative balances of Chilean pesos and foreign currency owned by the Company at any time, and market perceptions of the severity of the impact of such events on the Company. If these and other factors, which may influence the value of the Company and its assets in either direction, have an aggregate negative effect on the value of the Company and its assets, a depreciation of the value of the Chilean peso would result in a decrease of the valuation of the assets underlying the ADS in U.S. dollar terms, thereby resulting in a decrease in the value of the ADS.

    Because the Company’s export sales are primarily denominated in foreign currencies, changes in these foreign currencies to the Chilean peso may adversely affect the financial condition and results of operations of the Company. Over 74.6% of the Company’s revenues are related to export sales that are denominated in U.S. dollars, Euros, Sterling Pounds, Canadian dollars, and Argentine pesos (sales of the Argentine subsidiaries). Changes in these foreign currencies relative to the Chilean peso may result in operating losses for the Company and its subsidiaries. In order to mitigate the short-term effect of changes in currency exchange rates, the Company enters into, from time to time, forward exchange agreements. See Item 5 — “Operating and Financial Review and Prospects.”

    The Company holds assets in Argentine pesos through its Argentine subsidiaries, which assets are subject to currency fluctuation, and the Company has been unable to purchase hedging instruments to protect against this risk at prices acceptable to it. For 2003, 2002 and 2001, the Company recognized Ch$508 million, Ch$3,023 million and Ch$1,402 million, respectively, of losses due to the conversion of the financial statements and the depreciation of the Argentine peso.

    Because the Company purchases some of its supplies at prices set at U.S. dollars and sells the products in other currencies, the Company is exposed to foreign exchange risks that may adversely affect its financial condition and results of operations. Most notably, the Company purchases bottles, corks and Tetra Brik packages at prices set in U.S. dollars. To the extent that the Company sells products with these components for pesos or other non-U.S. currencies, changes in the exchange rate of the U.S. dollar relative to these other currencies may result in losses and adversely affect the Company’s financial and operating results. See Item 5 —“Operating and Financial Review and Prospects.”

    In addition, cash distributions with respect to shares of Common Stock underlying the ADS are paid by the Company to the Depositary on behalf of shareholders in Chilean pesos. The Depositary then converts the pesos to U.S. dollars at the then prevailing exchange rate to pay the dividend on the ADS in U.S. dollars. If the value of the Chilean peso falls relative to the U.S. dollar between the declaration of dividends and the distribution of such dividends by the Depositary, the amount of U.S. dollars distributed to holders of ADS will decrease. See “Exchange Rates.”

    Restrictions on Foreign Investment and Repatriation. Historically, equity investments in Chile by individuals or entities that are neither resident nor domiciled in Chile have faced obstacles in repatriating profits and original investment out of Chile due to exchange control regulations. Recently, the Central Bank of Chile relaxed foreign exchange restrictions, allowing entities and individuals to purchase, sell, keep and remit abroad foreign currency without restriction, although the Central Bank of Chile still imposes obligations to file reports of such transactions with it.

    The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and which was effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of US$10,000); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (i.e., payments regarding import and export transactions, etc.).

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

    The ADS facility is subject to a contract between the Depositary, the Company and the Central Bank of Chile (the “Foreign Investment Contract”) that grants the Depositary and the holders of the ADS access to Chile’s Formal Exchange Market and permits the Depositary to remit dividends received from the Company to holders of ADS without restriction. See Item 10 — “Additional Information — Exchange Controls” for a more detailed description of the new regulations and the Foreign Investment Contract. The Foreign Investment Contract is currently in force and will continue to govern the ADS facility until all parties agree to terminate it. If the Foreign Investment Contract is terminated, the ADS facility would then become subject to the New Regulations. Under Chilean legislation, a Foreign Investment Contract may not be altered or affected adversely by actions of the Central Bank of Chile.

    Under the Foreign Investment Contract, transferees of shares withdrawn from the ADS facility will not be entitled to access Chile’s Formal Exchange Market unless the withdrawn shares are redeposited with the Depositary. Cash and property dividends paid by the Company with respect to ADS held by a non-Chilean resident holder are subject to a 35% Chilean withholding tax, which is withheld by the Company. However, stock dividends are deemed a non-taxable event pursuant to Chilean Income Tax Law, and thus, not subject to Chilean taxation. See Item 10 — “Additional Information — Taxation.”

    Differences in Corporate Disclosure and Accounting-Taxation Standards. The principal objective of Chile’s securities laws that govern publicly traded companies, such as the Company, is to promote disclosure of all material corporate information to investors. In addition, Chilean law imposes restrictions on insider trading and price manipulation. However, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets and Chilean disclosure requirements differ from those in the United States. These differences may result in fewer protections for holders of ADS than if United States securities laws governed the company’s domestic securities transactions.

    There are also important differences between Chilean and U.S. accounting principles and reporting standards. As a result, Chilean financial statements and reported earnings may differ from those reported based on U.S. accounting and reporting standards. Dividends can be paid only from the Company’s income determined in accordance with Chilean GAAP.

    Differences in Shareholders’ Rights. The corporate affairs of the Company are governed by Chilean law and the By-Laws. The By-Laws perform functions similar to those performed by both the certificate of incorporation and the bylaws of a corporation incorporated in the United States. See Item 10 — “Additional Information — Estatutos (By-Laws).” Principles of law applicable to the Company and its shareholders, however, differ from those that would apply if the Company were incorporated in the United States. In addition, the shareholders of the Company may have fewer or less well-defined rights protecting their interests under Chilean law than they would have as shareholders of a corporation governed by the laws of a U.S. jurisdiction.

    Inflation. Although inflation in Chile has moderated in recent years, historically Chile has experienced high levels of inflation. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on the Company’s financial condition and results of operations. The annual rates of inflation for 2003, 2002 and 2001 were 1.0%, 3.0% and 3.1%, respectively.

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

ITEM 4: INFORMATION ON THE COMPANY

History and Development of the Company

    Concha y Toro is a corporation (sociedad anónima abierta) organized under the laws of Chile. The Company’s deed of incorporation was executed on December 31, 1921 and the Company was registered in the Registro de Comercio de Santiago on November 6, 1922. The term of the Company is 99 years beginning on the date that the deed of incorporation was executed. The Company’s principal executive offices are located at Casilla 213, Nueva Tajamar 481, Torre Norte, Piso 15, Santiago. The Company’s telephone number at that location is (562) 476-5000 and the Internet address is www.conchaytoro.com. The complete legal name of the Company is Viña Concha y Toro S.A.

    The Company is the largest Chilean producer and exporter of wines in terms of both volume and value, with total wine sales in 2003 of 142.8 million liters and Ch$146,383 million, respectively, representing 95.5% of 2003 revenues (Ch$153,344 million).

    The Company was founded in 1883 by Don Melchor de Concha y Toro and Don Ramón Subercaseaux Mercado. Don Melchor was the grandson of Don Mateo de Toro y Zambrano, who presided over the first government following Chile’s independence from Spain in 1810. The family had received the title of Marqués de Casa Concha from King Philip V of Spain in 1718. The winery was established in the Pirque region, on the border of the Maipo River, on land which belonged to Don Melchor’s wife, Doña Emiliana Subercaseaux. The vines used came from Bordeaux, France and were the traditional varieties of that area: Cabernet Sauvignon, Merlot, Sauvignon Blanc and Semillon. These varieties were brought to Chile before phylloxera devastated French vineyards. M. de Labouchère, a French oenologist, came to Chile to oversee the planting and the first harvest. The Company remained a family business until 1921, when the Concha family decided to convert it into a limited liability stock company and issued shares to all of its family members. In 1933, these shares began trading on the Santiago Stock Exchange.

    The Company owns and operates vineyards that grow grapes for use in the Company’s wine-making operations, vinification plants (which convert grapes into wine), bottling plants and its wine distribution network, which is the most extensive in Chile. Within Chile, the Company owns twenty vineyards and leases three other vineyards, located in Chile’s six principal wine growing regions. In addition to its properties in Chile, the Company owns 662 hectares of land near Mendoza, Argentina.

    In domestic and export markets, the Company’s bottled wines are sold in the premium, varietal, varietal blend and sparkling wine segments. In the domestic market, the Company also sells popular wines, packaged primarily in one liter, 1.5, and 2.0 liter Tetra Brik packages. A small quantity of wine, 0.7% of total revenues, was sold in bulk form in domestic and export markets.

    The Company sells its premium wines under brand names including: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Casillero del Diablo, Trio and Late Harvest. The Company sells its varietal and varietal blend wines under the brand names Sunrise, Concha y Toro and Frontera — and in some export markets, under the brand names Tocornal, Cono Sur and Maipo. The Company sells popular wines under the brand names Tocornal, Clos de Pirque, Exportaciün, Fressco and San José. See “Chilean Wine Industry Overview — Wine Classifications,” “Business Overview — Company Sales — Chilean Markets” and “ — Company Sales — Export Markets.”

    The Company’s first initiative toward the development of more complex wines was the launching of Casillero del Diablo in 1965. Casillero del Diablo was made from selected grapes and aged two years longer than the standard Cabernet Sauvignon then being produced. Today, Casillero del Diablo is the largest seller among the Company’s premium wines. In 1996, the Company launched a premium wine product named “Trio” in Chile, the United States and the United Kingdom. In 1997, the Company re-launched a varietal wine product named “Sunrise” in its Chilean and export markets. In 1999, the Company re-launched a varietal blend wine named “Frontera” with new packaging in export markets. In March 2000, the Company launched a premium wine named “Terrunyo” in the Chilean and export markets. During the second half of 2000 the Company launched a new premium line Xplorador, for the U.S. market. In the past two years, the Company’s marketing efforts have been focused on its Casillero del Diablo Brand. Through a global marketing campaign that started in August 2001 and with a new packaging launched in 2002, the Company’s target is to transform Casillero del Diablo into a global brand. In 2003, global sales of Casillero del Diablo totaled one million cases.

    The Company has grown to become the largest wine producer in Chile by combining the wine-making traditions of its founders with state-of-the-art technology. The Company believes that key factors in its past success and in any future success are:

  the ability to maintain competitive prices while continuing to improve the quality of its wines;

  the development of new opportunities and markets; and

  the promotion of its higher priced varietal and premium products.

    The Company also believes that it has competitive advantages in export markets due to the lower costs of land and labor in Chile compared to its competitors in other principal wine-making countries such as the United States.

    The Company conducts its operations directly and through subsidiaries. The Company’s distribution business is conducted through its wholly-owned subsidiaries Comercial Peumo Ltda. (“Comercial Peumo”), Transportes Viconto Ltda. (“Transportes Viconto”) and Distribuidora Peumo Argentina S.A. (“Peumo Argentina”). In December 2000, the Company formed a fully-owned sales and distribution subsidiary in the United Kingdom, Concha y Toro UK Limited. This subsidiary commenced operations in March 2001. See “Business Overview — Other Businesses.”

    The Company’s wholly-owned subsidiary, Sociedad Exportadora y Comercial Viña Maipo Ltda. (“Viña Maipo”), currently exports Viña Maipo brand wines and holds investments in affiliated companies. The Company’s wholly-owned subsidiary, Viña Cono Sur S.A. (formerly named Viña Tocornal Ltda.), is involved in the sale, both in the local and export market, of Tocornal and Cono Sur brand wines and sparkling wines. In 1996, the Company, through Comercial Peumo and Viña Maipo, acquired Viña Patagonia S.A. (“Viña Patagonia”), the Company’s first non-Chilean subsidiary. In 2001, Viña Patagonia changed its trading name to Trivento Bodegas y Viñedos S.A. (“Viña Trivento”) to reinforce the marketability of Trivento its main brand and range of wines. Viña Trivento is located near Mendoza, Argentina. In 1997, Viña Trivento obtained its first harvest and commenced exporting activities during the fourth quarter of 1997. The operating assets of Viña Trivento primarily include a total of 662 hectares of land, a cellar with a capacity of 10.4 million liters and other wine-making equipment. In 1998, the Company, through Comercial Peumo and Viña Maipo, organized Peumo Argentina for the purpose of distributing wines of the Company and Viña Trivento in the Argentine market.

    In 1997, the Company and Baron Philippe de Rothschild S.A. (“Rothschild S.A.”) formed a joint venture company organized under the laws of Chile, named “Baron Philippe de Rothschild - Concha y Toro S.A.” The joint venture company changed its name to Viña Almaviva S.A. in June 1998 (“Viña Almaviva”). The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto to, and controls 50% of the capital of, Viña Almaviva. Viña Almaviva is expected to produce a “Primer Orden,” or first-growth wine, the first of its kind ever produced in Chile. “Primer Orden” wines are regarded to be the equivalent of Grand Cru Classé wines from the Bordeaux region of France. In 1998, Viña Almaviva launched its first “Primer Orden” wines from its 1996 harvest under the name “Almaviva.” Worldwide distribution (except Chile) of Almaviva is handled by select “French traders” of Bordeaux, France. Distribution of Almaviva is handled by the Company in Chile.

    In connection with Viña Almaviva, the Company and Rothschild S.A. entered into certain agreements for the distribution of their respective products in selected regions. Rothschild S.A. will oversee the marketing and distribution of the wines of the Company in France and in several markets in Asia (excluding Japan), and the Company will oversee the marketing and distribution of Rothschild S.A.’s wines throughout Latin America. Comercial Peumo, a wholly-owned subsidiary of the Company, will distribute Rothschild S.A.’s wines in Chile.

    In addition, the Company, Rothschild S.A., and a former subsidiary of the Company Bodegas y Viñedos, Santa Emiliana S.A. (“Santa Emiliana”) that licenses the Company to sell wine under its brand name as described further below, have agreed that during the life of Viña Almaviva (i) each party will not produce a Chilean wine similar to and in the same price range as the “Primer Orden” wines to be produced by Viña Almaviva, (ii) Rothschild S.A. will not produce and sell any Chilean wine, and the Company and Santa Emiliana will not produce and sell any French wine, without the other party’s prior consent, and (iii) Rothschild S.A. will not sell or purchase any wine or grapes in Chile, and the Company and Santa Emiliana will not sell or purchase any wine or grapes in France, without the other party’s prior consent.

    In March 2000, the Company’s Board of Directors approved the purchase of 49.6% of Industria Corchera S.A. (“Industria” or “Industria Corchera”), a cork manufacturer, and the Company completed the acquisition in November 2000. In connection with the acquisition, the Company and Amorim & Irmaos S.G.P.S. S.A. (“Amorim”), a Portuguese company that produces and distributes cork worldwide, entered into a shareholders’ agreement providing for the transfer of shares and the administration of Industria Corchera. An English translation of the shareholders’ agreement between the Company and Amorim is filed as Exhibit 4.2 to this Annual Report. The Company and Amorim jointly own 99.68% of the capital stock of Industria Corchera.

    In addition to producing and bottling wine under its own labels, the Company has a license from Santa Emiliana to use Santa Emiliana’s brand name in Chile. The Company bottles and sells in Chile for its own account a portion of its varietal wine production under Santa Emiliana’s labels. In addition, under a contract with Santa Emiliana, the Company also bottles for a fee, wine produced by Santa Emiliana which is sold by Santa Emiliana for its own account under Santa Emiliana’s labels in export markets. The Company and Santa Emiliana have a number of directors in common, as well as a significant percentage of common share ownership. See Item 7 —“Major Shareholders and Related Party Transactions — Related Party Transactions.”

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

  fortified existing distribution channels;

  increased its own grape production on existing or purchased vineyards to lower the cost and improve the quality of its principal raw material; and

  entered new markets, such as Europe and Asia, where the potential exists to sell higher margin products.

    The Company has invested approximately US$216 million in agriculture, infrastructure and other wine business investments since 1993. In 2003, the Company made approximately Ch$15,400 million (US$26 million) of capital investments, which included increasing its vinification and cellar capacity, acquiring vineyards in production, planting new vineyards and buying new agriculture machinery, among others. The Company has established a capital expenditure budget of approximately Ch$25,014 million (approximately US$40 million) for 2004 to support expected future growth in sales, and the corresponding increase in demand for grapes and production capacity. Investments will be aimed at the acquisition of new vineyards and at the construction of storage and vinification facilities for the production and bottling of all wines with an emphasis on premium and varietal wines. The Company expects to continue planting wine vines, and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile, as well as in Argentina.

    The Company believes that a key factor in its past success and in any future success is its ability to maintain competitive prices while improving the quality of its wines. In order to increase its market share in the domestic market, the Company has maintained price competitiveness with beer and wine from other producers, introduced new wines targeted at different consumer segments, and increased marketing and advertising support for its products. In export markets, the Company believes that it can continue to consistently offer high-quality wines at competitive prices in the premium, varietal and varietal blend segments and that such wines can successfully compete with the best European, Australian, South African and U.S. wines. See “Business Overview —Domestic Marketing Strategies” and “ — Export Marketing Strategy.”

Chilean Wine Industry Overview

    Wine Producing Regions - Chile. Chile is a country well-suited for growing fruit, including grapes. Geographically, Chile is a strip of land running north to south approximately 4,345 kilometers (2,650 miles) long but only 400 kilometers (244 miles) at its widest point. It is bordered by the Andes Mountains to the east and the Pacific Ocean to the west. The area located between the town of La Serena in the north and the Bio-Bio River in the south, generally known as the Central Zone, is where vinífera grapes are grown.

    The Central Zone stretches for approximately 500 kilometers (309 miles) and is located between 32° and 38° latitude south. This location coincides with the latitude band (30° to 50°) in which virtually all of the world’s wine-producing areas are located. For instance, California’s vineyards are located at approximately 34° to 38° latitude north and Australia’s vineyards at 32° to 40°latitude south. France’s vineyards are farther north between 40° and 51° latitude north.

    The Central Zone generally has mild winters, although there was a freeze in October 1991 which damaged a portion of the grape crop in 1992 and, to a lesser extent, in 1993. In 1996 and early 1997, Chile experienced drought conditions that lowered the overall yield of vinífera grapes harvested in 1997 within Chile, but added greatly to the quality of the grapes available for wine making. Following the 1997 harvest, Chile began to experience the effects of El Niño. El Niño brought plentiful rain and was responsible to a large degree for replenishing the water supplies within the Central Zone during the Chilean winter. In 1998, Chile suffered drought conditions similar to 1996, with similar effects to overall yield of vinífera grapes and quality of grapes. Water for the Central Zone’s vineyards is supplied from natural wells and rivers that originate in the Andes Mountains. Climatic conditions for the 2003 harvest in Chile were exceptional, without rain during the maturing period. This allowed to harvest grapes in perfect maturity state and sanity.

    The Company owns or leases vineyards in the six principal wine-growing regions in Chile. These regions include, from north to south: Casablanca, Maipo, Rapel, Colchagua, Curicó and Maule. Most of these regions possess distinct weather and soil characteristics. However, they share the important characteristics of cool nights and hot days with daily temperature variations of 12°C to 20°C (54°F to 68°F) in the summer. This type of climatic condition is essential for the growing of “wine quality” grapes. See “Business Overview — Vineyards.”

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

    Rapel Valley. The Rapel Valley is located 100 to 180 kilometers (62 to 112 miles) south of Santiago between the cities of Rancagua and San Fernando. It has a warm climate and deep, rich alluvial soils, irrigated by water from the Rapel and Cachapoal Rivers. This region’s production is oriented towards red wines.

    Colchagua Valley. This valley is part of the grand Rapel valley. Its soils vary from the deep and fertile sandy-clay loam organically rich soils to sandy soils. Its soils are irrigated by the water from the Tingiririca River. The valley is privileged for growing a wide range of grape varieties, where the Cabernet Sauvignon and Carmenere varieties stand out

    Curicó Valley. The Curicó Valley is similar to the Rapel Valley in terms of its geographic features, soil and climatic conditions. It is located between the Rapel and Maule Valleys, and its main commercial center is the city of Curicó.

    Maule Valley. The Maule Valley is located to the south of Curicó Valley, 200 to 400 kilometers (124 to 248 miles) south of Santiago. This region has a warm climate, generous winter rains and organically rich soils. Wines produced from grapes grown in the Maule Valley typically have higher alcohol content.

    Non-irrigated areas in the Maule Valley are planted with a rustic grape called País, which is used to produce table wine for the popular wines segment of the domestic market.

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

    Maipú Valley. The Maipú Valley is located in the upper part of the Mendoza River, 18 kilometers (11 miles) to the southeast of the city of Mendoza. This region has a temperate, dry climate. Its soil is alluvial and sandy, somewhat organically poor but with very good drainage characteristics. Day and nighttime temperatures vary by approximately 14ºC (57°F), which favors the production of red wines.

    Tupungato Valley. The Tupungato Valley is located 90 kilometers (56 miles) southwest of Mendoza and rises to approximately 1,100 meters (3,600 feet) above sea level. Its soils are similar to those found in the Maipú Valley. Because of the altitude and proximity to the Andes, the Tupungato Valley has a cooler climate than the Maipú Valley, which makes this region oriented towards the production of white wines.

    Rivadavia Valley. The Rivadavia Valley is located 80 kilometers (49 miles) southeast of Mendoza, and is part of East Mendocino region. Its altitude is 660 meters above sea level in a zone of sandy soil with very good drainage characteristics. The average temperature is higher than in the Maipú and Tupungato valleys which, together with the availability of water from the Tunuyán River, allows for the optimal development of different varieties of grapes, the most important of which are the Malbec and Syrah varieties.

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

    As phylloxera has not been found in Chile to date, it is one of the few countries where pre-phylloxera Bordeaux cuttings are widely used. The Company still uses the original French root varieties, introduced from France approximately 120 years ago, which remain free of this pest. To protect itself from the possibility of phylloxera infestation, the Company carefully screens all cuttings before planting. Regulations imposed by the Chilean Agriculture Service require that all vegetation introduced into the country be isolated under observation for a period of two years. There can, however, be no assurance that the Company’s and other Chilean producers’ vineyards will remain free of phylloxera infestation. Infestation would have a material adverse effect on the Company and its production of grape crops.

    Wine Classifications. Wines are classified by Chilean wine producers as either sparkling wines or table (still) wines. Sparkling wines are wines which obtain effervescence through a second alcoholic fermentation process. With the exception of popular wines, Chilean table wines are generally classified according to (i) the variety or varieties of vinífera grape from which they are made, (ii) region of origin and (iii) vintage. Table wines are also classified as either premium, varietal, varietal blend or popular wines.

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

    In 1995, the Ministry of Agriculture implemented a decree to regulate wine bottle labeling, which included the use of grape varieties, vintage years and regional denominations of origin. The decree was drafted by a committee (which included representatives of the Company) designated by the Asociación de Viñas de Chile A.G. (the “Exporters’ Association”). The decree ordered that Chilean premium and varietal wines must contain at least 75% of the variety of grapes specified on the label. This decree should enhance the image of the Chilean wine industry. The Company has adopted most of the controls set forth in the decree and expects to benefit from the enhanced image of the Chilean wine industry.

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

    As of April, 2004, the Company had approximately 5,533 arable hectares (approximately 13,667 acres) on twenty owned and three leased vineyards, located in the Casablanca, Maipo, Rapel, Colchagua, Curicó and Maule Valleys of the Central Zone in Chile and in five vineyards in the Maipú, Tupungato and Rivadavia Valleys in Argentina. As of April, 2004 approximately 89.8% of the arable land owned or leased by the Company is planted with wine-producing grapes in various stages of maturity. Approximately 3,804 hectares (approximately 9,396 acres), or 77% of the Company’s planted hectares, are planted primarily with five types of noble grapes: Cabernet Sauvignon, Merlot, Carmenere, Chardonnay and Sauvignon Blanc. In recent years, the Company has increased the planting of these five varieties of grapes in response to increasing consumer demand in the United States, Europe and Asia for premium and varietal wines. The Company believes that with the plantings of these noble grape varieties, it should be able to respond to the shift in consumer demand for premium and varietal wines made from these varieties of grapes. There can be no assurance, however, that consumer demand for these wines will increase in absolute terms or that consumption of wines produced by the Company from these varieties of grapes, as opposed to those produced by its competitors, will increase. In addition, there can be no assurance that competitors of the Company, either singly or in the aggregate, will not be in a better position to take advantage of changing consumer demand patterns for premium and varietal wines, by reason of planted acreage or otherwise.

    The Company’s remaining land under cultivation is planted mainly with Pinot Blanc, Pinot Gris, Pinot Noir, Malbec, Syrah, Chenin Blanc, Riesling, Gewurztraminer, Viognier, Sangiovese and Zinfandel grapes.

    The Company expects that the vines planted in 2000 will be in full production in 2004 and that vines planted in 2001 will be in full production in 2005.

    The table below shows the Company’s currently-producing and newly-planted vineyards:

Vineyards	New Plantings 2003	Plantings 2000 - 2002	Currently Producing(1) (in hectares)	Fallow	Total Arable
Owned - Chile & Argentina:
Chile
Casablanca Valley:
Triángulo	-	6.47	138.42	-	144.89
Maipo Valley:
Pirque	4.90	7.35	115.32	-	127.57
Santa Isabel	-	24.09	112.06	-	136.15
Puente Alto	-	14.80	148.51	-	163.31
Mariscal	2.20	30.68	15.57	4.41	52.86
Rapel Valley:
Peumo(2)	22.29	45.95	456.73	33.84	558.81
Rucahue	3.0	15.03	126.85	-	144.88
Colchagua Valley:
Palo Santo	78.63	-	-	117.26	195.89
La Puerta	-	-	98.87	18.34	118.21
Las Mercedes	-	23.83	229.81	34.46	288.10
Viña Cono Sur (Chimbarongo)	-	27.73	273.69	6.57	307.99
Curicó Valley:
Rauco	5.60	9.90	191.99	-	207.49
San Manuel	-	-	130.28	-	130.28
San Ignacio	-	-	93.28	1.50	94.78
Yungay	20.64	-	24.03	62.33	107.00
Maule Valley:
Lourdes	16.59	11.71	979.23	6.08	1,013.61
Quebrada de Agua	24.92	-	150.94	-	175.86
Villa Alegre	20.41	-	109.16	-	129.57
Mariposas	17.71	47.72	72.04	-	137.24
Santa Raquel	-	-	241.14	89.40	330.54
Argentina
Mendoza	-	22.13	415.26	192.00	629.39
Total owned	216.89	287.39	4,124.18	566.19	5,194.65

Leased - Chile:
Casablanca Valley:
Lo Ovalle(3)	-	-	93.73	-	93.73
Los Perales(3)	-	14.91	110.88	-	125.79
Maipo Valley:
Protectora(4)	-	-	119.10	-	119.10

Total leased	-	14.91	323.71	-	338.62

Total	216.89	302.30	4,447.89	566.19	5,533.27

(1)	The Company’s current producing vineyards have an average age of approximately 11 years.
(2)

This vineyard does not include 82.20 hectares of fruit trees planted on the Company’s Peumo vineyards. This land can be returned to grape production. The vineyard also does not include 43 hectares held through Viña Almaviva.

(3)	In 1998, the Company leased these vineyards in the Casablanca Valley (93.73 and 125.79 arable hectares) with leases expiring in 2023 and 2028, respectively.
(4)

The Company leased this vineyard with 119.10 arable hectares in 1993 from Sociedad Protectora de la Infancia (“Protectora”), an unaffiliated, non-profit institution. The lease of the land expires in 2013; however, the lease is cancelable by Protectora beginning in 2004, with one year’s notice and payment of a penalty.

    The Company’s premium red wines are primarily made from Cabernet Sauvignon, Merlot and Carmenere grapes grown in the Maipo, Rapel and Maule Valleys. Its premium white wines are made from Chardonnay and Sauvignon Blanc grapes from the Maipo and Casablanca Valleys. The Company’s red varietals are made from Cabernet Sauvignon, Merlot, Carmenere and Pinot Noir grapes, most of which are grown in the Maipo, Rapel and Maule Valleys, and its white varietals are made from Chardonnay and Sauvignon Blanc grapes grown in the Rapel, Maipo, Casablanca and Maule Valleys. The red varietal blends are primarily made from a combination of Cabernet Sauvignon and Merlot grapes from the Rapel, Curicó and Maule Valleys. The white varietal blends are mostly made from a combination of Chardonnay and Sauvignon Blanc grapes grown in Maipo and Curicó valleys. The Company adjusts its plantings of different types of grapes to respond to changes in consumer preferences in Chile and export markets.

    The Company believes that the diverse microclimates and soils of the areas in which its vineyards are located, as well as the trellis systems used in its vineyards, allow it to grow a wide variety of grapes and thereby offer a broad range of wines. In addition, the Company believes that this diversity allows it to diminish the agricultural risks inherent in its operations.

    Although Chilean Winters are relatively mild, Chilean vineyards have suffered frost damage; however the last severe frost occurred in October 1991. Generally, September and October are the most likely periods for frost damage, especially in areas closest to the Andes Mountains. The Company protects its grapes against risk from frost through various preventive techniques, including the use of helicopters and stationary propellers to raise the temperature of the air by hovering over vineyards. The Company has also taken steps to protect soil erosion and other ecological damage by using special irrigation methods. As of December 31, 2003, the Company had an installed irrigation capacity of 4,473 hectares (11,049 acres), divided between drip irrigation (4,364 hectares (10,779 acres)) and “California” irrigation (109 hectares (269 acres)).

    The Company experiments with different methods of growing and harvesting designed to increase productivity and quality while decreasing costs. For example, the Company imported the first two grape harvesting machines ever used in Chile in 1993, in order to harvest grapes at the optimum moment, whether day or night, to ensure the highest quality of the grapes as well as to decrease costs. The Company’s new vineyards and cellars have been designed to accommodate mechanical harvesting procedures. At December 31, 2003, the Company had 19 grape harvesting machines.

    Wine Production Methods

    Wine production methods vary by type and quality of wine. The Company uses the following production methods (certain wine industry terms used in the following discussion are defined in “Certain Defined Terms — Glossary of Special Terms”):

    Premium Reds. Select Cabernet Sauvignon, Merlot, Carmenere, Syrah, Pinot Noir and Malbec grapes from the Company’s Santa Isabel, Pirque, Peumo, Chimbarongo, Puente Alto, Quebrada de Agua and Villa Alegre vineyards are processed in the Company’s Puente Alto, Cachapoal and Lourdes plants. As part of its capital expenditure program, the Company has installed the most advanced stainless steel fermentation tanks available that incorporate refrigeration and heating systems. Grapes are crushed, separated from their stems, and the must is fermented with the skins and pulp in stainless steel tanks at temperatures of 28°C to 30°C (82°F to 86°F), to obtain color and develop body. The resulting wine is left in contact with the skin for longer periods in the case of premium red wines than for red varietal or varietal blend wines. Contact with the skin and solids (the maceration process) give the wine body, color and complexity. After separation and pressing of the solids to extract press wine, the wine is subjected to a malolactic fermentation process. The malolactic fermentation uses either artificially introduced or normally present bacteria to transform the malic acid with a lower Ph to lactic acid of with higher Ph, producing a smoother and more biologically stable wine with enhanced aroma and bouquet. The wines are then aged in French and American oak barrels for a period of eight to eighteen months, depending on wine type, brand and kind of barrel, in order to obtain additional body and complexity. Once bottled, the wine is aged further in the Company’s wine cellars at Pirque for two to twelve months, depending on the brand.

    Premium Whites. Grapes selected from the noblest varieties, such as Chardonnay, Sauvignon Blanc, Viognier, Riesling and Gewurztraminer from the Company’s Santa Isabel, Puente Alto and Casablanca vineyards are directly introduced into pneumatic presses in order to extract clean juice. Unlike red wines, white wines are generally fermented without their skins or seeds. This juice is then fermented in French and American oak barrels or temperature-controlled stainless steel tanks, depending on variety, vineyard and brand, and in - presence of yeast to convert the sugar to alcohol. Lower temperatures between 12°C and 18°C (53°F and 64°F) are considered optimal for quality during this process. The resulting wine is aged on the fine lees in the same tanks as used in fermentation for at least six to eight months in order to obtain fruitiness, body and complexity. Once bottled, premium white wines are aged from two to twelve months in the Company’s wine cellars.

    Late Harvest is a sweet, aromatic dessert wine made from Sauvignon Blanc and Riesling grapes which have been left on the vine to over-ripen, resulting in a high concentration of sugar and a reduction in acidity. The vinification process for Late Harvest is similar to that for the Company’s other premium white wines.

    Red Varietals and Varietal Blends. The production process for red varietal and varietal blend wines is similar to that of premium red wines and involves grapes from the Company’s Peumo, Rucahue, Chimbarongo and Lourdes vineyards. These wines are macerated for a shorter period of time and are stored in stainless steel tanks and non-reactive epoxy-lined cement tanks until bottling. Bottling normally begins approximately six months later.

    White Varietals and Varietal Blends. Grapes from the Company’s Peumo, Rauco, San Ignacio and Casablanca vineyards are crushed and separated from their stems before they are pressed to extract the grape juice. The juice is then fermented in temperature-controlled stainless steel tanks. The wines are stored in stainless steel tanks or in inert epoxy lined cement vessels for three months before bottling.

    Sparkling Wine. Sparkling wines are the product of a second alcoholic fermentation of wine with yeasts in pressurized tanks for a period from two to eight months, depending on the type of sparkling wine. This second fermentation allows for the retention of the characteristic effervescence. The Company produces four types of sparkling wine in its Pirque plant. The finest of the four, Brut Royal, is made from Chardonnay, Pinot Noir and Riesling wines fermented first in the Puente Alto plant. The Company’s most popular seller in Chile, Demi-Sec, is made with Company-grown Chenin Blanc grapes and is produced in the Cachapoal-Peumo plant. Finally, Moscato is made from Moscatel grapes produced in San Ignacio.

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

    Sources of Grapes and Purchased Wine

    Grapes are the main raw material in the wine making process. In 2003 and 2002, approximately 70% and 65%, respectively, of the grapes used in the production of premium, varietal, varietal blend and sparkling wines were purchased from third parties. In addition, the Company purchased grapes and bulk wine required to produce approximately 100% of its popular wines. Prevailing prices for grapes at harvest time reflect market conditions.

    Company Vineyards. In 2003, approximately 50% of the Company’s production of premium wines and around 25% of its production of varietal, varietal blend and sparkling wines was from grapes grown on the Company’s owned and three leased vineyards in Chile. The Company believes that production of its own grapes offers it greater control over costs and quality and improves reliability of supply. To that end, the Company continues to expand its grape production. The Company’s policy is that, to the extent possible, only grapes grown in the Company’s own vineyards are to be used to produce the Company’s premium wines.

    Outside Suppliers. In order to satisfy its need for grapes for the production of premium, varietal, varietal blend and sparkling wine not otherwise met by its own vineyards, as well as its requirements for grapes and bulk wine for 100% of its popular wines, the Company buys grapes from approximately 550 independent growers in Chile. The identity of such growers, as well as the amounts purchased from them, does not change significantly from year to year, and most of these growers have been selling to the Company for many years. The main criteria used to select independent growers are geographic location, the variety of grapes grown and the grower’s farming methods. The Company also purchases small quantities of grapes from entities in which several of its directors, executive officers or members of their families have an interest. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

    In accordance with Chilean wine industry practice, most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year. This renewal is not compulsory and depends on the Company’s demand and seasonal market prices. In order to minimize the risk of crop loss, the agreements are entered into between January and March each year, after the grapes have begun to mature and the size of the crop can be more accurately estimated. Delivery schedules are agreed upon according to the degree of ripeness of each grape variety. The management of these outside vineyards is directed by the Company’s own technical personnel, and the Company establishes standards regarding the use of pesticides, cultivation, harvest date, transportation system, sugar, acidity and Ph concentration. Selection of the grapes and approval of their quality is carried out by the Company’s technical department. The price of the grapes is proportional to the estimated alcohol content over 12% in the resulting wine. Payment for grapes obtained from independent growers is made in ten interest-free installments throughout the year. In 2003, the Company had long-term contracts with up to approximately 8% of its growers, primarily in the Maipo and Casablanca Valleys.

    Bulk Wine Purchases. The Company purchases wine in bulk from a number of outside suppliers, for the wine used in the production of the Company’s popular wines in 2003. The Company’s technical department approves such wine purchases. Payments are traditionally made in ten interest-free monthly installments.

    Vinification

    The Company seeks to use the latest technology in all areas of vinification while maintaining the wine-making traditions of its founders. The Company has six vinification plants which convert grapes into premium, varietal and varietal blend wines. The location of these plants, their capacity to vinify red and white grapes and actual production in 2003 are shown below

	2003 Standard Capacity(1)		2003 Production

Plant	Red Grapes	White Grapes	Red Grapes	White Grapes

	(in millions of kilograms)
Puente Alto	7.0	4.0	6.8	3.7
Cachapoal-Peumo	8.0	2.5	8.60	3.1
Chimbarongo	35.0	3.6	37.3	3.9
Lontué	4.0	15.0	4.5	17.1
Lourdes	13.0	0.5	14.6	0.6
San Javier	15.0	4.5	19.8	5.2

Total	82.0	30.1	91.6	33.6

[1]

Standard Capacity is calculated for a standard crush based on a normal vintage length and varies depending on climatic conditions, management and grape maturity. The 2003 vintage was exceptional in terms of climatic conditions and quality. The vintage period was longer than a normal one, allowing an increase in production over the standard vinification capacity.

    In addition, the Company’s facilities at Pirque have the capacity to produce 1.3 million bottles or 1.0 million liters of wine per year into sparkling wine.

    The Company uses a combination of Chilean wood casks, epoxy-lined cement tanks, stainless steel tanks and French and American oak barrels to ferment and store its wine. As of April, 2004, the Company’s total storage and fermentation capacity was approximately 197 million liters.

    The following table shows the Company’s approximate fermentation and storage capacity by type of container for the years indicated:

	December,		April,

Type of Container	2002	2003	2004

	(in thousands of liters)
Epoxy-lined cement tanks	114,596	114,477	126,135
Steel tanks	49,281	53,941	64,651
French and American oak barrels	4,373	4,597	5,994
Chilean wood casks	343	298	298

Total	168,593	173,313	197,078

    Since 1987, the Company has been acquiring American and French oak barrels for use in the production of all its premium wines, except Late Harvest. Although the use of oak barrels increases the Company’s production costs, the Company believes that it enhances the quality of its premium wines. Oak barrels can be purchased in several sizes and are treated prior to delivery in accordance with the Company’s needs. Oak barrels can be used for two years to produce the highest quality premium wines, such as Don Melchor, and can be used for another four years to produce other wines. As of December 31, 2003, the Company had more than 20,000 French and American oak barrels.

    French oak barrels are used to make the Company’s premium Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha and Trio brand wines, and American oak barrels are used for its premium Casillero del Diablo brand wine. French oak barrels are approximately three times as expensive as American oak barrels, due in part to the fact that the wood used for these barrels is split and not cut with a saw, which in turn reduces the amount of wood available per tree to construct barrels. The Company believes that the higher quality of the wine produced by French oak barrels justifies the higher cost.

    For the production of varietal and varietal blend wines, stainless steel tanks are the least likely to expose the wine to contamination. The Company has increased its stainless steel storage capacity by 15 million liters between December 2002 and April 2004. Most of the Company’s stainless steel tanks are fitted with cooling systems to prevent wine from deteriorating at higher temperatures. All of the Company’s stainless steel tanks that are used in the fermentation process are equipped with heating and cooling systems to regulate the process better.

    Bottling

    After vinification and, in the case of premium wines, aging, wine is ready to be bottled. The Company has bottling plants in Pirque and Lontué. The Pirque bottling plant, located 28 kilometers from Santiago, is the Company’s principal bottling plant, and all of the Company’s premium, varietal, varietal blend and sparkling wines are bottled there. The plant has four bottling lines accommodating bottles of 1,500 ml, 1 liter, 750 ml, 375 ml and 187 ml capacities. The facility in Pirque is equipped with the most advanced bottling and labeling equipment available, and has an installed capacity of 9.9 million liters per month when operating three eight hour shifts per day, six days a week.

    The Company’s bottling plant in Lontué, located 200 kilometers from Santiago, bottles wine in five liter glass jugs and in .5 liter, 1 liter, 1.5 liter and 2.0 liter Tetra Brik packages which are made of several layers of paper, aluminum and polyethylene. Similar packages are used worldwide for juice, milk, wine and other products. The Tetra Brik packaging line is completely automated. The Company has a license from Tetra Pak Chile to utilize the Tetra Brik technology and purchases pre-printed unassembled packages from Tetra Pak Chile. The Lontué plant’s Tetra Pak packaging machines have an installed capacity of 13.0 million liters a month based on three shifts operating eight hours a day, six days a week.

    The Company has a quality control department which controls the raw materials used in each bottling plant and tracks the product up to the point of sale through a system of computer coding for each bottle and case produced. The Company also uses electronic monitoring equipment to ensure that bottles are filled to the correct level.

    All of the Company’s premium and export wines are bottled in new bottles. To reduce pollution and costs, the Company uses recycled bottles for almost all of its remaining bottled domestic wines. Cristalerías, a principal shareholder of one of the Company’s main competitors, Santa Rita, supplies almost all of the Company’s bottles. The Company obtains the remainder of its bottles from other Chilean and Argentine manufacturers. Corks for most wines are produced in Spain and Portugal but are finished by Chilean firms. The Company owns 49.84% of the principal cork supplier, Industria Corchera. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.” The Company imports champagne corks from Germany. Labels are produced in Chile, the United States and Canada. Chilean companies supply cases and capsules (the tin, plastic or aluminum covering for the neck of a wine bottle).

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

    Domestic Distribution. The Company has its own direct distribution capacity through its wholly-owned subsidiary, Comercial Peumo. Comercial Peumo has a network of sixteen regional offices to service the entire Chilean national territory. Its sales force is made up of 120 salespeople, 31 supervisors, and 2 sales managers. Comercial Peumo also employs a specialized work force of sixty people for its merchandising operations.

    Comercial Peumo serves approximately 14,000 customers throughout Chile, making it the largest wine-oriented distribution company in Chile. The largest single customer accounted for 12% of the Company’s domestic sales in 2003. No other customer represented more than 10% of the Company’s domestic sales.

    A wholly-owned subsidiary, Transportes Viconto, transports bulk wine products between the Company’s cellars, production and bottling facilities, and delivers wine products to container ships located in Chilean ports. Transportes Viconto relies on a twenty-one truck fleet, with a complement of trailers and tanks that has a total haulage capacity of 640 tons. This fleet also transports finished products to Comercial Peumo’s sixteen regional offices throughout Chile. Comercial Peumo subcontracts third party transportation services to distribute its products from its regional offices to its commercial clients.

    Company Sales - Chilean Markets

    Domestic Wine Sales. The Company’s domestic sales in liters, excluding sales of bulk wine, in 2001, 2002 and 2003 were approximately 54.5 million liters, 59.6 million liters and 63.0 million liters, respectively, resulting in gross revenues of Ch$31,670 million, Ch$30,274 million and Ch$31,727 million, respectively.

    The Company’s bulk wine sales fluctuate from year to year because the Company sells bulk wine in the domestic market to reduce excess inventories. In 2003, sales of bulk wine represented 0.7% of total wine sales in the domestic market. The Company expects to concentrate future sales efforts on bottled wines, which in turn should reduce the volume of bulk wine sales.

    The Company is the largest wine producer in Chile and according to A.C. Nielsen, in 2003, the Company had the largest share of the domestic market with a 24.6% share in terms of volume and a 21.7% share in value. The Company competes in all segments of the branded Chilean market and seeks to keep prices competitive to make its products attractive to consumers. Its variety of brands allows it to target different market segments, from its upscale premium Don Melchor to its popular wine lines, while maintaining a competitive price/quality relationship across the range.

    In 2003, approximately 43.4% of the Company’s sales were to supermarkets, 53.4% to large clients or distributors and minimarkets and 3.2% to the on-trade channel including restaurants, hotels and specialized stores. The following tables show the Company’s total domestic sales in constant Chilean pesos and liters by market segment, for each of the calendar years indicated:

	Domestic Wine Sales

	1999		2000		2001		2002		2003

	Mill.Ch$	%	Mill.Ch$	%	Mill.Ch$	%	Mill.Ch$	%	Mill.Ch$	%

	(in million of constant Chilean pesos as of December 31, 2003)
Premium	3,404	9.4%	3,373	9.6%	3,183	10.0%	3,135	10.3%	3,432	10.7%
Varietal	4,003	11.1%	4,922	14.1%	4,956	15.5%	3,741	12.3%	3,658	11.5%
Varietal Blend	109	0.3%	152	0.4%	184	0.6%	66	0.2%	45	0.1%
Popular	27,902	77.0%	25,634	73.2%	22,844	71.7%	22,851	74.9%	24,068	75.4%
Sparkling	793	2.2%	568	1.6%	503	1.6%	482	1.6%	524	1.6%

Subtotal	36,211	100.0%	34,649	98.9%	31,670	99.4%	30,275	99.3%	31,727	99.3%
Bulk	-	-	372	1.1%	207	0.6%	217	0.7%	212	0.7%

Total	36,211	100.0%	35,021	100.0%	31,877	100.0%	30,492	100.0%	31,939	100.0%

	1999		2000		2001		2002		2003

	Liters	%	Liters	%	Liters	%	Liters	%	Liters	%

	(in thousands of liters)
Premium	1,030	2.0%	1,102	2.0%	1,020	1.9%	938	1.5%	994	1.5%
Varietal	3,100	5.9%	3,550	6.6%	4,073	7.5%	3,086	5.1%	3,039	4.8%
Varietal Blend	112	0.2%	139	0.3%	190	0.3%	94	0.2%	52	0.1%
Popular	47,905	91.0%	48,030	88.7%	48,777	89.3%	55,051	91.9%	58,531	91.8%
Sparkling	483	0.9%	403	0.7%	396	0.7%	392	0.7%	415	0.7%

Subtotal	52,630	100.0%	53,224	98.3%	54,456	99.7%	59,561	99.4%	63,031	98.9%
Bulk	-	-	895	1.7%	183	0.3%	353	0.6%	729	1.1%

Total	52,630	100.0%	54,119	100.0%	54,639	100.0%	59,914	100.0%	63,760	100.0%

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

    Local Brands and Prices. The table below lists the Company’s major brands by segments of the Chilean wine market and approximate retail prices for each brand per 750 ml bottle as of March, 2004. Prices do not vary by type of wine within brand category.

Segment	Brand	Approximate Retail Price

		(As of March, 2004 Chilean pesos)
Ultra Premium	Don Melchor	30,000
	Terrunyo	13,000
	Amelia	15,000
Premium	Marqués de Casa Concha	6,200
	Trio	4,000
	Casillero del Diablo	3,060
	Late Harvest(1)	2,290
Sparkling	Subercaseaux	1,490
Varietal	Sunrise	1,700
	Santa Emiliana(2)	1,290
Popular(3)	Exportación	1,060
	Clos de Pirque	800
	Tocornal	680
	San José	585
	Fressco	950

(1)	Late Harvest is a Sauvignon Blanc dessert wine which is only sold in 375 ml bottles.
(2)	The Company has a license from Santa Emiliana to bottle and distribute the Company’s wine domestically under Santa Emiliana’s labels.
(3)	Popular wine prices are per 1,000 ml., except Exportacion and Fressco which are priced per 1,500 ml.

    Local Competition. The Company competes with a number of other Chilean wineries. The Company’s competitors in the premium segment are large and medium-sized Chilean wineries, mainly Santa Rita, Viña San Pedro S.A. (“San Pedro”), Bodegas y Viñedos Santa Carolina S.A., Viña Undurraga S.A., Viña Errázuriz S.A., Cousiño Macul S.A. and Viña Tarapacá S.A. The Company also competes, to a much lesser extent, with small Chilean wineries whose production and sales of premium wines are aimed primarily at export markets. In late 1994, Compañía Cervecerías Unidas S.A. (“CCU”), the largest brewery in Chile, acquired approximately 48% of San Pedro. Presently, CCU controls 60.33% of the shares in San Pedro.

    Sales in the popular wine segment are concentrated in wines packaged in Tetra Brik packages. In 2003, Tetra Brik sales represented approximately 80% of all Chilean sales by volume in the popular wine segment. The Company believes that non-Chilean wineries have negligible sales in Chile because they find it difficult to match the price-value relationship offered by Chilean wineries, especially in the popular wine segment.

    Popular wines produced in Chile, including those of the Company, also compete with other beverages such as beer, pisco and soft drinks. In 2003, the ratio of popular wine prices to beer prices decreased from 1.96 in December 2002 to 1.48 in December 2003 mainly as a result of the decrease in wine prices in the local market due to competition. In the face of increased competition by other beverages and in order to continue gaining market share, the Company has intensified its marketing efforts in the popular wine segment. See “Business Overview — Domestic Marketing Strategies.”

    The following table shows the relationship between popular wine and beer prices and the Company’s sales for the years indicated:

Relationship Between Popular Wine and Beer Prices
	1999	2000	2001	2002	2003

Popular wine prices (1 liter)	1,249	1,150	1,029	1,002	838
Beer prices	532	524	529	512	566
Ratio of popular wine prices to beer prices	2.35	2.20	1.94	1.96	1.48
Company’s volume sales in millions of liters	52.6	53.2	54.5	59.6	63.0
Percentage change from the previous year	3.1%	1.1%	2.3%	9.4%	5.8%

Source: National Institute of Statistics, Consumer price index, except for the Company’s volume sales and percentage changes, which are the Company’s figures.

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

    Regarding the portfolio of products, the Company is permanently developing new formats and updating the presentation of its products. Advertising methods and marketing strategies differ depending on whether the targeted segment is comprised of potential consumers of the Company’s premium, varietal, varietal blend, or popular wines. During 2003, the greatest efforts in advertising have been focused on strengthening the Clos de Pirque, Santa Emiliana and Casillero del Diablo brands in the market through mass media campaigns in television and in the press. In 2003, the Fressco line was relaunched with a new, modern and attractive packaging. A marketing campaign supported the new image of the product.

    Company Sales - Export Markets

    According to the Exporters’ Association, exports of Chilean wine increased from 348.6 million liters in 2002 to 394.6 million liters in 2003, representing a 13.2% increase in volume.

    Export Sales and Competition. The Company is the largest exporter of Chilean wines on both a volume and US$ value basis with market share in 2003 of 16.8% and 21.5% (including bulk) respectively, according to the Exporters’ Association. The Company’s bottled wine market share by volume and US$ value was 27.3% and 23.5%, respectively, in 2003. The Company’s closest Chilean competitor in the bottled export segment, in terms of volume and US$ value, reported the equivalent of 57.6% and 49.2% of the Company’s sales, respectively.

    The following table sets forth the Company’s export market share among Chilean wine producers, as a percentage of both volume and US$ value for the years 1999 to 2003:

	Export Market Share
	Total Wine		Bottled Wine

	Volume	US$ Value	Volume	US$ Value

1999	16.7%	16.9%	23.1%	19.5%
2000	18.7%	18.8%	25.6%	21.1%
2001	16.1%	17.5%	23.4%	19.1%
2002	16.2%	19.1%	24.9%	20.6%
2003	16.8%	21.5%	27.3%	23.5%

Source: Exporter’s Association

    Company sales in the export market are distributed among the premium, varietal, varietal blend, sparkling and popular wine segments. The Company also sells bulk wine abroad. The Company’s exports sales in volume, excluding bulk sales, in 2001, 2002 and 2003 totaled 49.2 million liters, 56.8 million liters and 66.3 million liters, respectively, resulting in revenues of US$103.9 million, US$115.3 million and US$144.7 million in 2001, 2002 and 2003, respectively.

    The following table sets forth the Company’s export sales by volume and US$ value since 1999 for each market segment. It shows that the Company’s premium wine export sales by volume and value from 1999 to 2003 increased 67.2% and 74% respectively, and its varietal and varietal blend export sales increased 54.8% and 52.4 % respectively, for the same period.

Export Sales by Market Segment

	1999		2000		2001		2002		2003

	Liters	US$	Liters	US$	Liters	US$	Liters	US$	Liters	US$

	(in thousands of liters and thousands of U.S. dollars)
Premium	7,047	25,756	7,204	27,315	7,167	26,470	8,093	28,751	11,786	44,803
Varietal	10,931	26,482	11,923	28,714	11,631	27,820	14,311	32,494	16,993	39,620
Varietal Blend	22,788	37,384	26,412	44,542	28,365	47,042	32,340	51,690	35,200	57,685
Sparkling	675	1,682	599	1,574	466	1,162	324	845	319	838
Popular	-	-	1,145	1,170	1,541	1,459	1,756	1,520	2,020	1,712

Total bottled wine	41,441	91,304	47,283	103,315	49,170	103,953	56,824	115,300	66,318	144,658
Bulk	174	212	641	554	1,657	1,166	2,103	1,239	2,238	1,342

Total	41,615	91,516	47,924	103,869	50,827	105,119	58,927	116,539	68,556	146,000

Exports include sales to the Company’s subsidiaries abroad.

Percentage of Export Sales by Volume to Regional Export Markets (excluding bulk wine sales)
Market	1999	2000	2001	2002	2003

United States	35.3%	34.6%	34.5%	32.0%	30.8%
Canada	5.9%	5.4%	5.7%	5.0%	4.7%
Europe	32.4%	29.5%	32.9%	40.7%	43.7%
Central America, Mexico and the Caribbean	10.1%	11.5%	10.5%	9.3%	9.1%
South America	12.5%	13.3%	9.3%	8.1%	6.9%
Asia	3.5%	5.3%	6.8%	4.5%	4.4%
Other	0.3%	0.4%	0.3%	0.4%	0.4%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

    Principal Export Markets. As of December 31, 2003, the Company’s principal regional export markets by US$ value were Europe, the United States, Central America, South America, Asia and Canada. Each market is unique, and there are differences within markets due to variations in local regulations. The types of wine supplied by the Company vary by region and are shown in the following table:

2003 Export Sales by Market Segment and Region

	Europe		U.S.		South America		Central America

	Th. US$	%	Th. US$	%	Th. US$	%	Th. US$	%

Premium	23,768	33.4%	7,027	19.6%	4,305	45.8%	5,276	38.6%
Varietal	29,365	41.3%	1,657	4.6%	1,088	11.6%	2,063	15.0%
Varietal Blend	16,654	23.4%	27,174	75.8%	2,927	31.1%	4,913	35.9%
Sparkling	4	0.0%	-	-	296	3.1%	516	3.8%
Popular	-	-	-	-	795	8.4%	917	6.7%

Subtotal	69,791	98.1%	35,858	100.0%	9,411	100.0%	13,685	100.0%
Bulk	1,342	1.9%	-		-	-	-	-
Total	71,133	100.0%	35,858	100.0%	9,411	100.0%	13,685	100.0%

% of Total Exports		48.7%		24.6%		6.4%		9.4%

	Asia		Canada		Other		Total Export Sales

	Th. US$	%	Th. US$	%	Th. US$	%	Th. US$	%

Premium	2,352	30.0%	1,809	24.3%	266	42.0%	44,803	30.7%
Varietal	4,099	52.3%	1,105	14.9%	244	38.5%	39,621	27.1%
Varietal Blend	1,383	17.7%	4,523	60.7%	110	17.5%	57,685	39.5%
Sparkling	-	-	8	0.1%	13	2.0%	837	0.6%
Popular	-	-	-	-	-	-	1,712	1.2%

Subtotal	7,834	100.0%	7,445	100.0%	633	100.0%	144,658	99.1%
Bulk		-	-	-	-		1,342	0.9%
Total	7,834	100.0%	7,445	100.0%	633	100.0%	146,000	100.0%

% of Total Exports		5.4%		5.1%		0.4%		100.0%

    Europe. In 2003, sales to Europe increased by 35.4% in value terms to approximately US$71.1 million or 48.7% by US$ value of Company exports. In 2003, premium wine sales to Europe represented 53.1% of the Company’s total premium wine sales by US$ value. The Company’s European markets can be subdivided into three areas: non-wine-producing Western Europe, wine-producing Western Europe and Eastern Europe.

    The Company believes that greater market opportunities exist in the non-wine-producing countries of Western Europe. For these countries, in 2003, the order of importance by sales for the Company was as follows: the United Kingdom and the Republic of Ireland, Sweden, Denmark, Finland and Norway. Among these countries, the Nordic countries (Finland, Sweden and Norway) operate under a state controlled system where each state purchases the wine and sells it in its own stores at the retail level. The Company anticipates that in the future, the monopoly system in these countries will be replaced by a private or semi-private sales structure, but believes that because its brands are well known in these areas, its sales will not be adversely affected as a result. There can be no assurance, however, that such a regulatory change would not have a material adverse effect on the Company’s sales to such markets.

    In the United Kingdom, the Company continues to broaden direct distribution to large supermarket chains, expand sales to retail stores, liquor outlets and independent vendors, and promote on-premise consumption (e.g., sales to restaurants), through its Concha y Toro and Cono Sur brands. Excluding bulk sales, sales in the United Kingdom increased 28.2% from 2002 to 2003, reaching US$29.3 million in 2003. This increase is explained by higher sales of the subsidiary Viña Cono Sur and a strong performance of the Concha y Toro UK subsidiary, which started its operations in March 2001.

    The Company’s marketing strategy in the non-wine-producing countries of Western Europe focuses on expanding the premium wine segment, particularly with the Casillero del Diablo brands, and building brand recognition. Compared to other areas of the world, the Company’s involvement in this market is fairly recent, having begun in 1989.

    In the major wine-producing countries of Western Europe (e.g., Italy, France, Spain, Portugal and Germany), where the Company faces greater competition, the Company’s marketing strategy is to shift from sales of small quantities of premium wines to higher volume sales of varietal wines in the off trade.

    In Central and Eastern Europe, where there are several wine-producing countries, the market for the Company’s wine is minimal, and the Company’s marketing efforts are in a preliminary stage.

    United States. The U.S. market accounted for approximately US$35.9 million in 2003 sales, equal to 24.6% by US$ value of the Company’s exports. According to the Exporters’ Association, the Company was the leading Chilean exporter to the United States in 2003 and the Company increased its market share in volume from 34.2% in 2002 to 38.2% in 2003, of total Chilean wine exported to the US. According to Impact, Databank Adams Handbook Advance 2003, Concha y Toro was the number one imported wine brand in the United States for three consecutive years between 2000 and 2002.

    Wine markets worldwide are divided into segments according to the price range of the wines, and competitors differ from one segment to another. According to the wine classification method generally used in the U.S. market, the Company believes that the following wine categories are a representation of the wines sold by the Company in the United States: ultra premium, super premium and premium. The Company believes that the Company’s wines would be classified within such categories as follows: Ultra premium (Don Melchor, Amelia and Terrunyo); super premium (Marques de Casa Concha, Trio, Casillero del Diablo and Xplorador); and premium (for the Company’s varietal wines and varietal blends, including Sunrise, Frontera and Concha y Toro, among others).

    In general, neither the Company nor any other Chilean winery currently participates in the “Primer Orden” wine segment in the United States.

    The Company and its Chilean competitors are increasing their participation in the premium segment and establishing a strong presence in the varietal and varietal blend segments. The Company’s strategy is to focus on sales within the premium and varietal categories. In the United States, the Company’s greatest market strength is in the varietal and varietal blend segments due to the Company’s competitive price/value relationship. See “Business Overview — Export Marketing Strategy.”

    During 2003, varietal blends in the United States accounted for approximately 75.8% and 87.4% of the Company’s sales by US$ value and volume, respectively; varietals, 4.6% and 4.0%, respectively; and premium wines, 19.6% and 8.6%, respectively. During 2003, sales in the U.S. market increased 16.9% and 12.4% by US$ value and volume, respectively. Growth was led by higher sales of super premium wines (Marques de Casa Concha and Terrunyo) and also a good performance from the Frontera range. The Company believes that the premium and varietal segments will continue to offer opportunities for increased sales. See “Business Overview — Export Marketing Strategy.”

    The main markets for the Company’s products in the United States are the eastern and southern states, where approximately 55% of the Company’s total revenues in the U.S. market are generated. In the United States, the Company’s products principally compete with other Chilean wines, as well as Californian wines and wines imported from Italy, France, Australia, Spain, Germany, Portugal and other wine-producing countries.

    South America. In 2003, sales to South America increased by 5.9% in US$ value terms to approximately US$9.4 million or 6.4% of the Company’s total exports by US$ value. This increase is explained mainly by a recovery of the Brazilian market. The Company’s primary markets by sales revenue were Brazil, Peru, and Ecuador. Concha y Toro was the first Chilean wine sold in these countries, and the Company believes it is currently the leading Chilean exporter to these countries. In each of these countries, the Company’s products are sold through exclusive local distributors, and in some countries, the Company’s secondary brands are sold by different distributors.

    Historically, export sales to South America have been limited by economic conditions. Chilean wines have traditionally enjoyed favorable customs treatment in South American countries compared with wine produced by nations outside of the region. This advantage may end as these countries lower their tariffs or follow the global trend toward open market economies.

    On June 25, 1996, Chile became a partner of MERCOSUR, the South American Common Market, which members and founders are Argentina, Brazil, Paraguay and Uruguay. Through this association, the Company has benefited from lower tariffs for entry of wine products into Argentina and Paraguay. The Company has also gained, through MERCOSUR, the ability to purchase finished Argentine wine products which can be sold under Concha y Toro’s popular wine labels in Chile or through the Viña Trivento label in Brazil

    In 2003, premium wine sales represented 45.7% by US$ value of exports to South America. The Company believes this is partly because the Company’s wines have traditionally been considered prestigious and have been included on a large number of restaurant wine lists in South America.

    Central America, Mexico and the Caribbean. In US$ value terms, the Company’s 2003 sales to Central America, Mexico and the Caribbean totaled US$13.7 million or 9.4% of the Company’s exports. The primary markets for the Company’s products in this region are Mexico, Panama, Costa Rica, and the Dominican Republic. The Company has marketed its wines for more than twenty years in most of the countries in this region, and the Company believes it is the largest Chilean exporter of bottled wines in all of these countries. Sales in US$ value terms increased by 17.3% as a result of stronger sales in Mexico, Costa Rica and Panama.

    Asia. The Asian market accounted for approximately US$7.8 million in 2003, equal to 5.4% by US$ value of the Company’s exports. In value and volume terms, in 2003 bottled sales to Asia increased 17.2% and 15.4%, respectively, from 2002, explained by an increase in sales to Japan and to the rest of Asia. Japan is the most important market in the region for the Company, representing 80% of total volume to the region. Sales to Japan during 2003 totaled US$6.4 million representing a 12.2% increase over the 2002 sales.

    Despite the small size of the sales to these markets, the Company believes in the long term expansion of sales to Asian countries (besides Japan), where good performance on premium wines has been the result of having a manager based in the region.

    Canada. In 2003, the Company’s sales to Canada were approximately US$7.4 million or 5.1% by US$ value of the Company’s exports. Canada is the fifth largest national export market and the sixth largest regional export market for the Company in US$ value terms.

    The Canadian market consumes approximately 26 million cases of wine per year. Local wineries and bottlers have approximately 35% of the Canadian market because of preferential tax allowances and commercial regulations which favor local wineries and bottlers of imported bulk wines and limit the penetration of imported wine. The Canadian market is governed by provincial monopolies in nine of the ten provinces and the three territories. The monopolies (or liquor boards) buy and sell all imported (bottled) and locally produced liquors and wines. Each province is autonomous, and each provincial liquor board has its own regulations and policies. Each liquor board is also responsible as guarantor of payments to its suppliers. Because the Canadian market is a controlled market, the buying system is highly concentrated, and the marketing policies are strictly regulated. The Company believes that even if privatization of the provincial monopolies takes place, its sales will not be adversely affected because its brands are well known in Canada. However, there can be no assurance that privatization would not have a material adverse effect on the Company’s sales to the Canadian market.

    Other. The Company’s 2003 sales to other countries totaled US$0.6 million or 0.4% by US$ value of the Company’s exports. Within “other” sales, in US$ value terms, sales were led by the United Arab Emirates and Israel.

    Bulk Wine Exports. In 2003, the Company sold US$1.3 million of bulk wine overseas, primarily to the United Kingdom and Denmark, representing 0.9% of its exports by US$ value. Bulk wine sales is a spot business with no long-term commitments. Sales depend on price and availability of wine in Chile and other wine growing countries. The Company purchases almost all of the bulk wine it exports from outside suppliers. The Company expects bulk wine sales to diminish in significance as it continues to promote bottled wine sales. However, bulk wine sales may continue in countries depending on price, demand and availability for such wines.

    Distribution in Export Markets. The Company’s products are distributed in approximately 100 countries by a similar number of independent distributors, including four government liquor authorities.

    In 2001, the Company established a fully owned subsidiary in the United Kingdom for the distribution of its own products in the region. In some countries, the Company also sells premium, varietal and varietal blend wine through a second distributor under the brand names Cono Sur and Maipo. The Company sells “F.O.B. Chilean port” to its distributors in export markets. In 2003, the United States, the United Kingdom, Sweden, Denmark and Canada, the Company’s five largest national export markets, accounted for 61.6% of the Company’s exports by US$ value. The Company believes that its success in export markets is based on developing good relationships with established distributors and the good price/quality relationship of its products. While the Company has long-term written agreements with most of its largest distributors, namely those in the United States, Canada, Japan, Venezuela and Brazil, there are currently no written agreements with a majority of the Company’s distributors.

    Independent Distributors. The Company’s exclusive agent and importer in the United States is Banfi, which imports and re-sells the Company’s products to distributors who service all 50 states. Banfi was the Company’s largest single customer in 2003, purchasing approximately 2.27 million cases of wine which represented 29.8% and 24.6% of the Company’s export sales by volume and US$ value, respectively. The Company has a renewable 20-year contract with Banfi which expires in 2013. The contract prohibits the Company from selling to any other U.S. importer and prohibits Banfi from carrying other Chilean wines without the Company’s approval. Banfi carries a number of competitors’ products, including Riunite, one of the best-selling imported wines in the United States, and Santa Emiliana. Banfi also imports wines produced by its own wineries in Italy. The Company and Banfi share the U.S. marketing costs for the Company’s wines.

    In Japan, the Company has a distribution agreement with Mitsubishi Corporation as the exclusive importer of the Company’s products in Japan and Mercian Corporation as its exclusive distributor. The written agreement commenced in January 1997 and is automatically renewable for successive one-year terms.

    In December 2000, the Company formed the company Concha y Toro UK Limited for the distribution of its wines in the United Kingdom. Concha y Toro UK Limited is a wholly-owned subsidiary of the Company, and started its operations in March 2001. The Company terminated its agreement with Cheviot Wines U.K., a subsidiary of W.M. Morton Limited, a Scottish company. In 1994, the Company entered into a contract with Western Wines Agency to distribute Viña Cono Sur wines in supermarkets and chain stores in the United Kingdom and the Republic of Ireland.

    The Company has two distributors in Brazil: Expand Group and United Distillers and Vintners Brazil Ltda. Expand Group distributes all of the Company’s wines, except Casillero del Diablo, which is distributed by United Distillers and Vintners Brazil Ltda.

    Government Liquor Authorities. In Canada and the Nordic countries, the Company’s wine is sold through government liquor authorities. In such countries, products may be offered as a general listing or a special listing. General listings are those that are purchased by liquor boards on a regular basis and require a minimum sales level per period (which varies depending on the Canadian province and from country to country in Scandinavia). Sales to government liquor authorities represented 15.0% and 16.4% of the Company’s export sales by volume and US$ value, respectively, in 2003. In these countries, the Company operates with agents that work on a commission basis and are responsible for promotion and public relations.

    The Company’s 2003 sales, excluding bulk sales, to these countries are shown below:

Country	2003 Export

(in thousand liters)
Canada	3,134
Sweden	4,287
Finland	1,577
Norway	1,305

    Export Marketing Strategy

    The Company strategy is to continue developing and strengthening the Concha y Toro brand and is seeking to focus future growth in export markets on the sale of premium and varietal wines. The Company believes future growth is possible if the company is successful in the following efforts:

  improving the quality of its wines as a result of state-of-the-art technology used by the Company in the vinification process and vineyard management;

  increasing production from current and new vineyards;

  changing attitudes of consumers, especially in the United Kingdom and the United States, with respect to the quality of Chilean wines, creating a growth opportunity for the Company for its premium and higher-priced wines;

  launching new products;

  marketing efforts and upgrading packaging for all product lines with a special focus on its global brand Casillero del Diablo; and

  promotional and advertisement campaigns, including on-premise sales (e.g., sales to restaurants).

    Another key part in the Company’s export marketing strategy has been to diversify its export markets on a regional basis. Diversification helps protect against economic, and in some cases political, changes which may affect the market for the Company’s products. In particular, the Company has expanded its sales to Asian countries, mainly Japan, where the consumption of wine is increasing.

    The Company believes that there is a trend towards the consumption of varietal wines in general, and certain varietal wines in particular, in its major export markets, principally the United States, Europe, Asia and Canada. The Company has tailored its new grape plantings to respond to this trend. See “Business Overview — Vineyards.”

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

    The following table sets forth the average quarterly percentage of the Company’s sales in the domestic and export segments for the 2001-2003 periods, as a percentage of sales by volume.

	Average Percentage of Wine Sales by Volume in 2001 – 2003

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Domestic	20.8	25.2	26.2	27.9
Export	20.8	26.4	26.3	26.6
Bulk(1)	31.9	28.0	22.7	17.3
Weighted Average	21.0	25.8	26.2	27.1

(1)

Seasonal fluctuations in bulk wine sales follow a different pattern in part because bulk wine sales are made on a spot basis. In order not to distort the data for domestic and export wine sales, seasonal fluctuations in bulk wine sales are presented separately.

    Other Businesses

    Argentine Business. The Argentine business comprises exports from Viña Trivento, while domestic sales are handled by Distribuidora Peumo. Both areas of the business presented positive results in 2003 with a strong expansion in both its export and domestic businesses.

    In 2003 export volume increased 90.9% with the largest volume growth achieved in Denmark, Canada, Sweden, Poland and the UK. Trivento’s exports benefited from a favorable price to quality ratio and a more consolidated export and distribution network. Compared to 2002, domestic market sales in 2003 increased 112% in volume to approximately 641,000 cases as a result of its high quality standards and a business plan oriented to strengthen its brands.

    Other Fruit. The Company planted fruit trees on its Peumo farms in the 1980s to diversify its operations and take advantage of a growing export market for Chilean fruit. Currently, the Company owns approximately 82.2 hectares of fruit trees including peaches, nectarines, avocados, lemons, oranges and kiwis. The 2003 fruit harvest totaled 1.5 million kilos, from which 48 thousand boxes of fruit were exported. Frutícola, a former subsidiary of the Company, the shares of which were distributed to the then existing shareholders of the Company in 1986, is the Company’s principal customer for fruit. One of the Company’s directors is also a director of Frutícola, and there are several common shareholders. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party

Transactions.” While the Company plans to continue its operations in this area, the Company has no plans to expand such operations and could decide to return the land to grape production in order to meet future grape requirements for wine-making.

    Other Products. In January 1995, the Company acquired 75% of Villa Alegre, a company that produces and markets mineral water. Distribution of the product has been jointly carried out by Villa Alegre and the Company’s subsidiary, Comercial Peumo. In 2003, Villa Alegre’s total sales amounted to Ch$300 million (US$505 thousand) and its net profit amounted to Ch$2 million (US$3.3 thousand).

    Affiliated Companies

    Viña Almaviva. In 1997, the Company and Rothschild S.A. formed a joint venture company, Viña Almaviva, to produce a “Primer Orden” or first-growth wine in Chile. The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto, Maipo Valley in exchange for 50% of the capital stock of Viña Almaviva.

    In 2003, Viña Almaviva had revenues of Ch$3,054 million (US$5.1 million). Almaviva’s main markets are France, Germany, Japan, Switzerland and the United States. In 2003, the Company recognized income from Viña Almaviva of Ch$648 million (US$1,092 thousand) from its equity investment.

    Industria Corchera. In November 2000, the Company acquired 49.6% of Industria Corchera. In 2002 its share increased to 49.84%. In 2003, Industria Corchera’s total sales amounted to Ch$10,804 million (US$18.2 million), and the Company recognized income from Industria for Ch$270 million (US$455 thousand) from its equity investment.

Government Regulation

    Chilean Regulation. The Company is subject to the full range of governmental regulations generally applicable to companies engaged in business in Chile, such as labor laws, social security laws, public health, consumer protection, environmental laws, securities laws and anti-trust laws, as well as regulations to ensure sanitary and safe conditions in the production, bottling and distribution of beverages. The main regulatory entity for Chilean sociedades anónimas is the Superintendencia de Valores y Seguros de Chile (“Superintendency of Securities” or “S.V.S.”).

    Alcoholic Beverages Regulations. The Company is subject to regulation in the production and distribution of alcoholic beverages. Chilean law regulates what beverages come within the scope of regulation as “alcoholic beverages,” the type of alcohol which can be used in the manufacturing of alcoholic beverages, the additional products that can be used in the production of certain alcoholic beverages, and the packaging and labeling and procedures that must be followed to import alcoholic beverages. The manufacturing and bottling of alcoholic and non-alcoholic beverages is also subject to supervision by the National Health Service, which inspects plants on a regular basis.

    Chilean law requires a license for the manufacturing and sale of alcoholic beverages, and the Company believes it has all the licenses necessary for its business.

    There are currently no material legal or administrative proceedings pending against the Company pertaining to any Chilean regulatory matter, and the Company believes that it is in compliance in all material respects with all applicable statutory and administrative regulations relating to its business.

    Environmental Regulation. The Chilean Constitution of 1980 grants all citizens the right to live in an environment free of pollution. It further provides that it is a State’s duty to enforce this right and to protect the environment. The Chilean Constitution also provides that citizens can file a complaint with the corresponding Court of Appeals seeking review of government and private party actions on the grounds that such actions infringe the citizens’ rights to a clean environment.

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

    U.S. Regulation. The sale of wine in the United States is subject to extensive regulation covering virtually every aspect of the Company’s operations, including marketing, pricing, labeling, packaging and advertising. State agencies regulate the delivery and use of all alcoholic beverages within their jurisdictions, while the federal government, through the Bureau of Alcohol, Tobacco and Firearms, is responsible for the regulation of imports through permit requirements and label approval processes. Importers of wine to the United States are required to obtain various licenses, bonds and permits, including a federal Importer’s Permit, to comply with the regulations of all such agencies.

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

    Trademarks. The Company has Chilean registrations for the principal trademarks used in its business, including Concha y Toro, Subercaseaux, Tocornal, Maipo, Clos de Pirque, Fressco, San José, Sunrise, Frontera, Marqués de Casa Concha, Trio, Casillero del Diablo, Amelia, Terrunyo and Don Melchor. While the Company also has foreign registrations for many of these trademarks in most of its principal export markets, it does not have registrations for all of its trademarks in all of its export markets. The Company believes that its brands and trademarks are important to its business and is seeking to protect them through registration in many countries where they are not currently recorded.

Organizational Structure

    In order to improve the efficiency of intercompany operations and improve the ease of preparation and consolidation of the financial statements, the Company opted to modify in 2002 the ownership structure of the group companies. Generally, these modifications contemplate that a holding company will own the foreign subsidiaries, whereas another holding company will own the domestic group companies, with Viña Concha y Toro S.A. as the group’s parent company.

    In 2002, VCT Internacional S.A. was formed to control the Argentine subsidiaries. Comercial Peumo S.A. changed its name to Inversiones Concha y Toro S.A. and became a holding company. The following table lists the significant subsidiaries and affiliates of the Company, the percentage of direct and indirect ownership by the Company, and the respective country of incorporation:

Subsidiary	Direct	Country of Incorporation

Inversiones Concha y Toro S.A	100%	Chile
VCT Internacional S.A	100%	Chile
Viña Cono Sur S.A	100%	Chile
Sociedad Exportadora y Comercial Viña Maipo Ltda	100%	Chile
Villa Alegre S.A	75%	Chile
Concha y Toro UK Limited	100%	United Kingdom
Trivento Bodegas y Viñedos S.A	100%	Argentina
Distribuidora Peumo Argentina S.A	100%	Argentina
Transportes Viconto Ltda	100%	Chile
Viña Almaviva S.A	50%	Chile
Industria Corchera S.A	49.84%	Chile
Comercial Peumo Ltda	100%	Chile
Sociedad Exportadora y Comercial Oneworldwines Ltda	99%	Chile

Property, Plants, Equipment

    The Company’s headquarters are located at the World Trade Center, Las Condes, Santiago. To finance these new offices, the Company entered into a twelve-year lease-back agreement in January 1998.

    In addition, the Company owns 7,863 hectares and leases 525 hectares of land throughout Chile, and owns 662 hectares of land in Argentina. Of these, approximately 5,533 hectares are suitable for planting vineyards. A majority of the remaining 3,517 hectares are comprised of roads, hills, fruit orchards and riverbanks. The remainder is used for vinification and bottling plants, cellars and other buildings. None of the Company’s properties that are material to its business are mortgaged or otherwise encumbered.

    As mentioned above, the Company leases 525 hectares, comprising one lease in the Maipo Valley and two leases in the Casablanca Valley. In the Maipo Valley, the Company leases 133 hectares from an unaffiliated non-profit Chilean institution, approximately 119 of which are suitable for vineyards or agricultural purposes. The lease expires in 2013. The lease may be terminated by the lessor beginning in 2004, with one year’s notice and payment of a penalty. In the Casablanca Valley, the Company leases two properties of 282 and 110 hectares with leases expiring in 2028 and 2023, respectively.

    Comercial Peumo leases warehouses in Arica, Antofagasta and Los Angeles for distribution. The Company leases four plants for vinification of popular wine from purchased grapes. The Company believes it would be able to obtain replacement properties at acceptable costs for its leased vineyards, warehouses and vinification plants should its leases not be renewed. See “Business Overview — Vineyards.”

    Although the Company believes that it is in compliance with all applicable environmental regulations, it is still in the process of improving the water treatment systems in all of its manufacturing plants. The Company has water treatment systems, owned or contracted to third parties, in five of its plants: Lontué, Chimbarongo, Santa Elisa, Lourdes and Puente Alto.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    This section provides an assessment by management of the most significant trends and changes in our financial condition and results of operations. Historical results are not necessarily indicative of future performance. Forward-looking statements presented in this section are subject to a number of factors that may cause future results to differ materially from those foreseen.

Overview

    Concha y Toro is principally a vertically integrated wine producer. The Company is the largest producer of wine in Chile and also owns a winery in Argentina, Viña Trivento Bodegas y Viñedos. Most of the wine the Company produces is exported. Concha y Toro wines are sold in 100 countries through a network of independent distributors. In 2001, the Company formed a sales and distribution subsidiary in the United Kingdom, Concha y Toro UK, in an effort to improve Company sales in Britain.

    Determining factors in the results of the Company include the price of its principal raw material, the cost of grapes, and exchange rates, as in 2003, 74.6% of the sales revenues were denominated in foreign currency.

    The Company faces certain key challenges, which involve an element of associated risk. Competition in strategically important markets is increasing in tandem with higher supplies of wine from producer countries. In an effort to sustain a sales growth under such conditions, the Company has a product portfolio offering a highly attractive price to quality ratio. In addition, Concha y Toro has allocated further funds to the strengthening of its brand name and for the advertisement and marketing of its products in its main markets as well as expanding and fortifying its distribution channels.

    In 2003, Concha y Toro had a net income of Ch$18,584 million as a result of record sales, both in terms of revenues and volume. Consolidated sales for the year increased 18.3%. Sales revenues totaled Ch$153,344 million, 25.4% of which were generated in Chile, 68.1% from exports and 6.5% from Argentine operations.

    We believe the Company to be highly competitive in its major markets. Concha y Toro has a high profile brand name and competitive economies of scale. The principal measure for sustaining future growth involves ongoing investment in vineyard development and cellar capacity to raise overall production capacity.

	% Of Total Sales

	2001	2002	2003

Chile:
Domestic	33.2%	29.2%	25.4%
Exports	61.3%	67.0%	68.1%
Argentina: (Domestic and export sales)	5.5%	3.8%	6.5%
Total	100.0%	100.0%	100.0%

A. Operating Results

    The following discussion should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, included in Item 18 herein. The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differ in certain important respects from U.S. GAAP. See Note 37 to the Consolidated Financial Statements for a discussion of (i) the principal differences between Chilean GAAP and U.S. GAAP which affect the financial statements of the Company, (ii) the effects of such differences on the calculation of net income and shareholders’ equity and (iii) a reconciliation to U.S. GAAP of net income for each of 2001, 2002 and 2003 and of shareholders’ equity as of December 31, 2002 and 2003. The amounts in dollars are presented for the convenience of the reader only.

    The following table sets forth selected Company income statement data expressed as a percentage of revenues for the years indicated, as well as year-to-year percentage changes covering the respective periods.

	Year Ended December 31,			% Change

	2001	2002	2003	2001-2002	2002-2003

Revenues	100.0%	100.0%	100.0%	11.6%	18.3%
Cost of sales	(63.0)	(61.0)	(61.5)	8.1	19.4

Gross margin	37.0	39.0	38.5	17.5	16.7
Selling and administrative expenses	(20.8)	(23.0)	(24.1)	23.5	23.7

Operating income	16.2	16.0	14.4	9.9	6.5
Non-operating income	2.4	2.0	0.9	-4.1	-49.1
Non-operating expenses	(2.1)	(1.1)	(1.3)	-44.6	44.6
Price-level restatement and foreign exchange losses, net	(2.2)	(1.9)	0.3	-2.9	-120.8
Income tax	(2.4)	(2.3)	(2.2)	-7.8	11.9

Net income	11.8%	12.7%	12.1%	19.7%	12.8%

Year ended December 31, 2003 compared to year ended December 31, 2002
Figures expressed in Chilean pesos (Ch$) as of December 31, 2003

Revenue breakdown (in million of Ch$ as of December 31, 2003)

	Year Ended December 31,			% Change

	2001	2002	2003	2001-2002	2002-2003

Chile:
Domestic	38,592	37,868	38,901	-1.9%	2.7%
Exports	71,136	86,804	104,448	22.0%	20.3%
Argentina:
Domestic	4,132	2,484	5,582	-39.9%	124.7%
Exports	2,280	2,447	4,413	7.3%	80.3%
Total revenues	116,140	129,604	153,344	11.6%	18.3%

    Revenues. Total revenues increased to Ch$153,344 million in 2003 from Ch$129,604 million in 2002 representing an 18.3% increase. Most of the increase in revenues derived from stronger export revenues and a better performance of the two Argentine subsidiaries.

    Domestic Revenues. Sales in Chile increased 2.7% in 2003 to Ch$38,901 million from Ch$37,868 million in 2002. Domestic revenues comprise local wine sales, which accounted for 82.1% of the revenues, and other income - principally fees for bottling services and the sale of fruit and mineral water. Wine sales increased by 4.7%, although this was offset by a 5.6% decline in fees from bottling services for third parties.

    The 4.7% increase in domestic wine revenues raised local sales revenues to Ch$31,939 million in 2003 from Ch$30,491 million in 2002. The stronger revenue from wine sales was a result of a 6.4% higher volume on sales that was partially offset by a 1.5% decrease in average price. The higher sales volume is attributable to a number of steps that the Company took during the course of the year including the improvement of brand differentiation, the launching of innovative products and expanding product ranges. Sales of premium and popular category wines increased by 5.9% and 6.3%, respectively. The decline in the average price reflects the state of competition that the Company faces in Chile.

    A stronger competition from domestic wine producers has had a negative impact on the Company’s profits in recent years and the Company is currently addressing this issue. Seeking a turnaround, from the second half of 2003, the Company adopted a new pricing policy focusing on brands with better margins and higher average prices.

    Export Revenues: Sales abroad increased by 20.3% to Ch$104,448 million in 2003 from Ch$86,804 million in 2002. The growth in sales overseas resulted from a 16.6% increase in volume and a 3.2% rise in the average price.

    Sales and marketing geared at brand building, developing new markets and strengthening of the distribution network boosted shipments to all regional markets accounting for the higher export volume. Sales to Europe represented the strongest growth in 2003 at 26%, which reflects the strength of our brand in such continent. This growth also includes the significant sales effort from Concha y Toro UK, the subsidiary that began business in 2001 and that has attained substantial sales growth over the past two years.

    An improved mix of products is responsible for the higher average price. The volume of premium wine sales increased by 45% mainly as a result of the commercial success of the Casillero del Diablo brand, in which the Company has invested heavily since 2001. Appreciation of the euro against the dollar also contributed to the higher average price, although such increase was offset by the 4% appreciation of the Chilean peso against the dollar. For further information regarding the total amount of export sales, export sales and competition and principal export markets, See Item 4 –”Information of the Company -Company sales –Export markets and note 37 l) to the financial statements.”

    Argentine Operations: Sales within Argentina are handled by Distribuidora Peumo, while Viña Trivento Bodegas y Viñedos exports its own wines.

    Total revenue from the two Argentine operations increased 102.7% to Ch$9,995 million as a result of an 80.3% increase in exports and a 124.7% increase in domestic sales. The export performance included a 90.9% increase in shipments with Trivento benefiting from a favorable price/quality ratio, a more consolidated export and distribution network and from the current surge in Argentine exports in general. This increase in sales was slightly offset by the 5.6% decrease in the average price due to the appreciation of the Chilean peso.

    Domestic performance, within Argentina, included a 112% increase in volumes that owed much to a better distribution and the launch of new products. In addition, an improved blend of products resulted in a 5.9% increase to the average price.

    Cost of Sales. Total cost of sales increased by 19.4% to Ch$ 94,333 million in 2003 from Ch$79,031 million for fiscal 2002. The cost of sales of Chile-sourced business increased by Ch$12,467 million, and accounts for most of the Ch$15,302 million increase in the total cost of sales. For Chile, in comparison to 2002, the total cost of sales increased 18.6% and included an 11.5% increase in the volume of sales and a 7.1% rise in per unit costs mainly due to the higher price of grapes. Cost of sales as a percentage of total sales increased to 61.5% from 61.0%.

    Gross Margin. Gross margin increased to Ch$59,011 million in 2003 from Ch$ 50,572 million in 2002, an increase of 16.7%. As a percentage of sales, the gross margin decreased to 38.5% from 39.0% with an exchange rate appreciation on dollar denominated revenues having a greater impact than costs.

    Selling, General and Administrative Expenses (SG&A). SG&A at Concha y Toro mainly includes advertising and promotional expenses, salaries of administrative and sales personnel, general expenses, export commissions, insurance and maintenance. SG&A increased to Ch$36,948 million in 2003 from Ch$29,857 million in 2002, a year-to-year rise of 23.7%. As a percentage of revenues, SG&A increased to 24.1% from 23.0% recorded in 2002.

    Chilean business derived SG&A increased by Ch$5,587 million. Most of the higher SG&A (70.4%) is due to the Company incurring further marketing and selling expenses to promote and support growth across its business and high early marketing expenses at Concha y Toro UK to develop sales in its highly competitive market. Higher remuneration accounts for 11.4% of the rise in SG&A while other expenses, including export commissions, insurance and the like, relating to stronger business make up the remaining 18.2%.

    SG&A for the Argentine business increased by Ch$1,504 million. Marketing expenses linked to larger exports and domestic sales volumes comprise 49% of the rise in local SG&A with 23.6% owing to higher business growth related remuneration and 27.4% to selling and administrative expenses involving distribution.

    Operating Income. Operating income increased by 6.5% to Ch$22,063 million in 2003 from Ch$20,715 million in 2002. The operating margin decreased from 16.0% to 14.4% over the period, however, as the gross margin contracted following the impact the exchange rate had on dollar denominated revenues and the increase in selling and administrative expenses.

    Non-Operating Income. Non-operating income decreased 49.1% to Ch$1,349 million from Ch$2,651 million. While equity income increased by 19.5%, other non-operating income decreased by 77.1%.

    Other non-operating income benefited from a gain of Ch$1,447 million the Company recorded in 2002 from the sale of fixed assets. The higher income from related companies includes higher earnings from Viña Almaviva and Industria Corchera of 20.2% and 17.9%, respectively.

    Non-operating Expenses (Excluding Price Level Restatement and Foreign Exchange Differences). Non-operating expenses increased 44.6% to Ch$1,978 million from Ch$1,367 million. Interest expenses decreased 11.0% to Ch$977 million as a result of lower interest rates. Other non-operating expenses increased by Ch$731 million mainly as a result of higher provisions for exchange rate differences and accounts receivable.

    Price level restatement and Foreign Exchange Differences. Price level restatement and Foreign Exchange differences produced a gain of Ch$522 million in 2003 compared to a loss of Ch$2,504 million in 2002. This is mainly due to a gain on Foreign Exchange Differences.

    Foreign Exchange Differences produced a gain of Ch$748 million in 2003 compared to a loss of Ch$2,243 million in 2002. This is explained by a lower loss of conversion adjustments related to the devaluation in Argentina as compared to 2002 and due to a gain in exchange differences of forward contracts the Company holds in US dollars.

    Net Income. Taking all of the above considerations into account, net income in 2003 of Ch$ 18,584 million was Ch$2,109 million, 12.8%, more than the Ch$ 16,475 million in 2002.

    Year ended December 31, 2002 compared to year ended December 31, 2001
Figures expressed in Chilean pesos (Ch$) as of December 31, 2003

    Revenues. Total revenues increased to Ch$129,604 million in 2002 from Ch$116,140 million in 2001. The 11.6% increase was attributable to significantly higher export revenues that were slightly offset by lower domestic revenues and sales in Argentina.

    Domestic Revenues. Sales in Chile decreased 1.9% to Ch$37,868 million in 2002 from Ch$38,592 million in 2001. Domestic revenues comprise local wine sales, which accounted for 80.5% of the receipts, and other income - principally fees for bottling services and the sale of fruit and mineral water. Wine sales decreased by 4. 4% although this was offset by a 9.9% increase in other income from higher sales of fruit and liquor.

    Domestic wine revenues decreased 4.4% to Ch$30,491 million in 2002 from Ch$31,876 million in 2001. Sales volumes increased 9.7%. This increase in volume was offset by a 12.7% decrease in the average price.

    Most of the growth in sales volume was achieved from popular segment wines, whose leading brands received advertising support, while other factors included the release of new product formats and packaging and, from mid-year, a more aggressive sales strategy.

    Oversupply, following another substantial harvest, triggered a bout of aggressive competition among the larger Chilean wineries that resulted in a series of price cuts.

    Export Revenues: Revenues from eexports increased 22% to Ch$86,804 million in 2002 from Ch$71,136 million in 2001. The rise involved a 19% increase in volumes and a 2.5% higher average price.

    Export growth was driven by a 47% rise in sales volumes to Europe with strong performances in the United Kingdom and Scandinavia. Our subsidiary, Concha y Toro UK, made significant inroads at positioning our product portfolio in the mainstream off-trade. The Concha y Toro brand enjoys a high profile in Scandinavia, which has helped the Company to strengthen its position. Fueled by strong demand for the Marques de Casa Concha brand and a solid performance by the Frontera line, sales volumes increased 7.3% in the United States, where the Company invested in mass media advertising for its leading brands in the key states of New York, Florida and Texas. Exports to Asia decreased by 24.3% in volume, as sales to Japan, the largest market in the region, decreased by 29.3% following a decrease in local wine consumption and a reduction in inventory levels held by our distributor. Other Asian export destinations produced better results, but on a smaller scale.

    Exchange rate movements account for the increase in the average price stated in pesos. Over the period, the peso depreciated 6.0% against the dollar. The average dollar denominated price decreased by 3.1%, largely as a result of tougher competition in key markets.

    Argentine Operations: Revenues from the Argentine business decreased 23.1% to Ch$4,931 million in 2002 from Ch$6,412 million in 2001. Total revenues from Argentina decreased even though exports increased by 7.3%, as domestic market sales decreased 40%.

    Export growth resulted from an 11.3% increase in volume and a 3.5% decrease in the average price. Sales by volume increased as new business was developed in Trivento’s established markets, new markets were opened and a new range of blend segment products was released. The lower average export price was due to cutting prices to recover competitiveness following the depreciation of the Argentine peso, and the release of a new product range at a price point below Trivento’s average.

    The weakness in domestic sales is attributable to the effects of a devalued Argentine peso. In fact, domestic sales increased 92.8% by volume while such increase was offset by a 68.8% decrease in the average price following devaluation.

    Cost of Sales. In 2002, the cost of sales increased 8.1% to Ch$79,031 million from Ch$73,115 million in 2001 in line with the higher sales volume. Cost of sales as a percentage of total sales declined to 61% from 63%, mainly due to lower average wine costs.

    In Chile, the 11.6% increase in the cost of finished wines, compared to 2001, was the product of a 14.1% increase in wine volume sold and a 2.5% reduction in per unit wine costs, mainly due to lower grape costs.

    Gross Margin. Gross margin improved to 39% from 37% as a result of higher exports, a higher exchange rate, and lower average wine costs.

    Selling and Administrative Expenses. SG&A increased 23.5% to Ch$29,857 million in 2002 from Ch$24,176 million in 2001. As a percentage of revenues SG&A increased to 23.0% from the 20.8% recorded in 2001.

    SG&A for Chilean business increased by Ch$6,225 million, as higher marketing costs were required to sustain export growth amid strong competition which required additional expenditures for supporting sales. The UK subsidiary also incurred higher expenses for administration and selling expenses and distribution. In addition, salaries linked to export and marketing increased.

    Argentine SG&A decreased by Ch$543 million, due to the effect of accounting a weak Argentine peso upon Chilean peso denominated expenses.

    Operating Income. Operating Income increased 9.9% to Ch$20,715 million compared to Ch$18,849 million in 2001. Operating margin decreased from 16.2% to 16.0%.

    Non-operating Income. Non-operating income decreased 4.1% to Ch$2,651 million. This results from a 33.9% higher contribution of equity income from related companies amounting to Ch$769 million which was offset by a 13.7% decrease in other non-operating incoming totaling Ch$1,882 million.

    Non-operating Expenses (Excluding Price Level Restatement and Foreign Exchange Differences). Non-operating expenses decreased 44.6% to Ch$1,367 million largely as interest expenses fell from Ch$2,219 million in 2001 to Ch$1,098 million in 2002. Lower debt service requirements resulted from lower average interest rates and a decrease in financial debt during the year.

    Price Level Restatement and Foreign Exchange Differences. Price level restatement and foreign exchange differences decreased 2.9% to Ch$2,504 million. This results from a 70% decrease in price level restatement loss to Ch$261 million which was partly offset by a 32.5% increase in foreign exchange losses to Ch$2,243 million resulting mainly from adjustments corresponding to the devaluation of the Argentine peso during the year from 1.70 to 3.37 Argentine pesos per dollar

    Income Tax. Income tax increased 7.8% to Ch$3,008 million from Ch$2,792 million in 2001. The increase in income tax is less than the rise in net income before taxes, mainly due to the losses in Argentina being recognized for tax purposes.

    Net Income. As a result of the above factors, net income increased 19.7% to Ch$16,475 in 2002 million from Ch$13,762.

    U.S. GAAP Reconciliation. Net income under U.S. GAAP for 2003, 2002 and 2001 was Ch$18,885 million, Ch$16,819 million and Ch$12,466 million, respectively, whereas the amounts reported under Chilean GAAP were Ch$18,584 million, Ch$16,475 million and Ch$13,762 million, respectively. Differences result mainly from the inclusion under U.S. GAAP of an adjustment for amortization of goodwill on purchases of equity investments and subsidiaries, the capitalization of interest, the revaluation of fixed assets and adjustment of inventories related to the inclusion of direct and indirect overhead costs on all production process and the recording of deferred income taxes.

    Total shareholders’ equity under U.S.GAAP for 2003, 2002 and 2001was Ch$132,911 million, Ch$123,654 million and Ch$112,819 million, respectively, and compared to Chilean reported amounts of Ch$138,163 million, Ch$128,867 million and Ch$117,691 million, respectively. The main differences between shareholders’ equity under U.S.GAAP and Chilean GAAP are the reversal of revaluation of fixed assets, the recording of deferred income taxes and the adjustment to minimum dividend requirements.

    For further details regarding these and other differences between Chilean GAAP and U.S. GAAP, see Note 37 to the Consolidated Financial Statements.

B. Liquidity and Capital Resources

    Liquidity

    The Company’s main source of liquidity has been cash generated by its operating activities, which amounted to Ch$15,637 million, Ch$19,299 and Ch$21,721 million during 2003, 2002 and 2001 respectively. In the Company’s opinion, its working capital of Ch$45,336 million as of December 31, 2003 is sufficient for the Company’s present requirements.

    At December 31, 2003, the Company had Ch$2,434 million of cash, time deposits and other cash equivalents and approximately Ch$51,884 million available under undrawn bank lines of credit.

    Net cash flows used in 2003 prior to the effect of inflation in cash and cash equivalents was negative Ch$602 million, while in 2002 net cash flow generated was Ch$604 million. The effect of inflation decreased cash and cash equivalents in Ch$479 million in 2003 and increased Ch$124 million in 2002.

    Net cash flows from operating activities were Ch$15,636 million in 2003, Ch$19,299 million in 2002 and Ch$21,721 million in 2001. Net cash flows used in financing activities were Ch$1,167 million in 2003, negative Ch$13,212 million in 2002 and negative Ch$11,426 million in 2001. Net cash flows used in investing activities was Ch$17,405 million in 2003, Ch$5,483 million in 2002 and Ch$10,490 million in 2001.

    The Company’s total assets increased 10.7% from Ch$197,229 million at December 31, 2002 to Ch$218,373 million at December 31, 2003. The increase in total assets is due to a net increase in fixed asset additions of Ch$8,721 million, principally due to the construction and expansion of cellars for the vinification and aging of wine, the planting of new vineyards, and the purchase of machinery and equipment. Other assets also increased, following further investment in related companies.

    With respect to current assets during 2003, inventories increased by Ch$6,717 million, and accounts receivable increased by Ch$1,588 million. Current liabilities increased to Ch$55,043 million at December 31, 2003 from Ch$47,540 million at December 31, 2002, in part explained by the increase of short term bank debt by Ch$2,915 million and provisions of Ch$3,668 million. Long-term liabilities increased to Ch$25,091 million at December 31, 2003 from Ch$20,752 million at December 31, 2002. For further detail on interest bearing debt as of December 31, 2003, see Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

    Total shareholders’ equity increased 7.2% from Ch$128,867 million at December 31, 2002 to Ch$138,163 million at December 31, 2003.

    Capital Expenditures

    Total capital expenditures were Ch$15,400 million (US$26 million) in 2003, Ch$7,003 million in 2002 and Ch$11,998 million in 2001. Capital expenditures in 2003 were higher than in 2002 and 2001 primarily due to larger investments in the agriculture area including the acquisition of planted vineyards and the plantation of new land. Capital expenditures for the period 2001-2003 included, the acquisition of additional properties in Chile, the increase in vinification and cellar capacity and investments to increase capacity in its related wineries and the acquisition of new land, plantings, machinery and barrels for aging of wines, among others.

    For 2004, the Company established a capital expenditure budget of Ch$25,014 million (approximately US$40 million) to promote future growth in sales, and support the expected increases in demand for grapes and the need for production capacity. Investments will be focused on the acquisition of new vineyards (including planted vineyards) and on the construction of storage and fermentation facilities for the production and bottling of all wines with an emphasis on premium and varietal wines. Also, funds will be oriented at the expansion of the capacity of Viña Trivento in Argentina. The following table sets forth the Company’s capital expenditures for the different areas for the years ended 2001, 2002 and 2003 and planned capital investment for 2004.

	(Ch$ Millions)

Area:	2001	2002	2003	2004

Agriculture	1,631	2,161	6,780	10,086
Oenology, technical and bottling facilities	6,869	3,575	5,973	10,349
Viña Trivento (Argentina)	411	-	767	1,963
Other (administration and other subsidiaries)	3,087	1,267	1,880	2,616
Total	11,998	7,003	15,400	25,014

    The Company expects to continue planting wine vines and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile and in Argentina. Funds will also be used to increase the capacity of the Company’s vinification and storage facilities including the acquisition of French and American oak barrels. The Company has committed capital expenditures of approximately US$20 million as of 2005.

    Impact of Inflation and Foreign Currency Fluctuations

    The Company is required under Chilean GAAP to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso. During inflationary periods, monetary items generate a gain or loss in purchasing power which is influenced by the currency in which they are denominated. Non-monetary assets and liabilities are restated so as to correct the effect of inflation and remain constant in real terms from period to period. See Note 2(d) and Note 24 to the Consolidated Financial Statements contained in Item 18.

    The net monetary correction gain or loss each year is calculated as follows:

  Non-monetary assets and liabilities, shareholders’ equity and income and expense accounts are restated using the CPI published by Chile’s National Institute of Statistics.

  The CPI effect on inventories is calculated based on the turnover of inventory during the year.

  Monetary assets and liabilities denominated in foreign currency and UF are restated at the applicable year-end exchange rates.

    In general, inflation has the adverse effect of diminishing the purchasing power of the Company’s peso-denominated monetary assets which are not price-level indexed and has the positive effect of reducing the real value of the Company’s peso-denominated monetary liabilities which are not price-level indexed.

    Company exports are mostly denominated in U.S. dollars, although they are also denominated in Euros, Sterling Pounds, Canadian dollars and Argentine pesos (sales of the Argentine subsidiaries). Total revenues from exports including exports to third parties and sales of the foreign subsidiaries as a percentage of total revenues have increased from 70.8 % in 2002 to 74.6% in 2003. To the extent that U.S. dollar-denominated revenues exceed U.S. dollar-denominated operating costs, the Company’s results of operations will be impacted by the difference between the changes in exchange rates and the Chilean rate of inflation. The Company purchases bottles, corks and Tetra Brik containers in prices set in U.S. dollars.

    To the extent that the Chilean peso depreciates against the U.S. dollar at a lower rate than the rate of Chilean inflation, the Company’s export sales will increase less than inflation adjusted peso costs, and margins as reported in Chilean pesos will decrease. The reverse situation would occur with respect to domestic sales denominated in Chilean pesos and related U.S. dollar denominated costs. The rates of nominal depreciation of the Chilean peso against the U.S. dollar for 2001 and 2002 were 14.1% and 9.7% respectively, while in 2003 the Chilean peso appreciated 17.4% against the US dollar. The Chilean price-level restatement factors for the same periods were 3.1%, 3.0% and 1.0% respectively.

    While the Company denominates its export prices in U.S. dollars (other than to Canada, Argentina and some European countries as discussed above), retail prices in the importing countries are denominated in local currencies. Changes in the exchange rate between the U.S. dollar and the local currency can have an impact on the local currency price and thereby on the volume of the Company’s wine sold in such markets. For details on Foreign Exchange Differences see Note 25 to the Consolidated Financial Statements contained in Item 18.

    The Company enters into forward foreign exchange agreements to minimize its exposure to the risks of changes in foreign exchange rates. Since 1993, the Company has attempted to balance U.S. dollar-denominated assets and liabilities. See Item 11 – “Quantitative and Qualitative Disclosures About Market Risk.”

Critical Accounting Policies

    A summary of our significant accounting policies is included in Note 2 to our audited consolidated financial statements. The preparation of financial statements requires management to make estimates and assumptions and exert judgment. These actions affect the amounts reported in the consolidated financial statements. Included below are the accounting policies which we consider critical to our business.

a) Allowance for Doubtful Accounts:

    The Company maintains allowances for doubtful accounts. Possible loss estimates are based on a case-by-case evaluation of past due amounts of more than 6 months. In addition to the aging of the receivable, we consider historical loss experience. Other factors are also considered, including the wine industry general economic environment. Historically, bad debts write-offs have not been significant and are within the parameters for the wine industry.

    The Company has contracted insurance policies which reimburse the company for non-collection of practically all accounts receivable balances. Insurance coverage is, in general, 90% of the balances in Accounts Receivable in all geographical areas with the exception of Argentina where coverage is 65%.

    The Company believes that this is a critical accounting policy because of the judgment involved in accruing for possible loss estimates.

b) Income and Deferred Taxes:

    Our Company and each of its subsidiaries compute and pay tax on an individual tax return basis.

    Effective January 1 , 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletin Nº 60 issued by the Chilean Association of Accountants. The effects of deferred income taxes at January 1, 2000, which were not previously recorded were set up as a contra-asset or liability account which is charged or credited to income over the estimated reversal period of the temporary differences. Under Technical Bulletin Nº 60, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all the deferred tax asset will not be realized. In making this determination, we consider both positive and negative evidence and make certain assumptions including projections of taxable income. Changes in these assumptions should not have a material impact on results.

c) Inventories:

    Our inventories of finished products and inventories of in-process goods are stated at standard cost and include the cost of raw materials and labor and overhead costs added to the products.

    The resulting value of inventories does not exceed their estimated net realizable values. Raw materials and supplier goods acquired from third parties are stated at average cost plus monetary correction. We record obsolescence provisions for finished products, products in process, raw material and other materials based on reports detailing slow to no turnover, which take into consideration certain estimations and assumptions, including market conditions and consumer consumption estimates. As we must exercise judgment in projecting market conditions and consumer consumption, we believe that our accounting policy for reserving inventory should be considered critical.

d) Goodwill:

    Goodwill arises from the excess of the purchase price of companies acquired over their net book value. We amortize costs in excess of book value over assets acquired and liabilities assumed or any negative goodwill generated by an excess of book value over cost using the straight-line method over a period not to exceed 20 years. This period is based on management’s assumption regarding the estimated period of recovery of this goodwill. This assumption takes into consideration various factors, including but not limited to, significant decreases in the market value of the investment, significant changes in the legal or regulatory environment and how these may impact the value of an investment, and rates of returns used in calculating operating or cash flows associated with the use of our assets.

    We annually or, when circumstances change, review the recorded value of our goodwill when there are indications that the book value may not be recoverable. Potential impairment of the carrying value of the goodwill is determined by comparing net book value of the goodwill to its fair value based on the estimated future net cash flows of the “cash flow generating unit” associated with the goodwill on an undiscounted basis. Should the book value exceed the undiscounted net cash flows, the impairment adjustment would be based on the difference between the carrying value and the undiscounted net cash flows.

C. Research and Development

    The Company’s research and development efforts do not involve material expenditures, as the Company relies primarily on technical assistance and technology transfer agreements with domestic and foreign companies and institutes. Since 2001, the Company has an association with Financiere Mercier, a prestigious nursery in France. In addition, the Company’s agricultural engineers regularly attend training courses. The Company also has the on-site expertise of American consultants at its disposal throughout the year.

    The Company has set up numerous research projects in Chile with local universities including Universidad de Chile, Universidad de Concepción and Universidad Católica del Maule. In October 2003, the Company initiated its involvement in Conicyt’s Fondef project “Water management technologies for sustainable intensive agriculture.” Led by Universidad de Concepción, the project aims to improve current irrigation practices by taking corrective actions to optimize water and energy usage and thus develop advanced, sustainable and efficient management of agriculture.

D. Trend Information

    The most significant trend affecting the wine industry and Company’s results currently and in the past three fiscal years has been an increase in competition in both the domestic and the export markets as a result of a global oversupply of wine.

    In the domestic market, a greater availability of grapes and wine between 2000 and 2003 has led to increasing competition among the leading wineries. This resulted in a series of price cuts that affected the profitability throughout the business. In mid 2003 all major players in the Chilean wine industry sought a turnaround in domestic profitability focus on better margin products and higher average prices.

    In the export markets, the Company has faced increasing competition in some key markets resulting in falling prices or increasing marketing needs. However, the Company has been able to compete successfully, with export sales increasing strongly in both volume and value. The most dynamic region for the Company in the past three years has been Europe. The Company expects this trend to continue in the future and it has established a subsidiary in the United Kingdom. The Company believes it is very well established in continental Europe.

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

E. Off - Balance Sheet Arrangements

    We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to our Company.

F. Tabular Disclosure of Contractual Obligations

    The table below is a summary of our contractual obligations as of December 31, 2003:

		Payments due by period
				More
		1 - 3	3 - 5	than 5
	Total	Years	Years	Years
	( in millions of Ch$ )
Contractual Obligations
Long Term Debt Obligations (1)	25,091	13,963	2,168	8,960
Lease Obligations (2)	3,479	832	556	2,091
Financial Leasing Interests	256	166	62	28
Payables to Bank Interests (3)	2,980	1,737	688	555
Total	31,807	16,698	3,474	11,634

(1)	Includes Payables to Banks, leasing, related accounts, provisions and deferred taxes.
(2)	Corresponds to obligations due to the lease of country property.
(3)	Corresponds to payables to banks interests, whose rate of interest is fixed and variable.

As explained under Item 11 “Quantitative and Qualitative Disclosures about Market Risk - Interest Rate Risk”, 95% of the payables to banks are subject to a variable rate of interest.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

    The Company is managed by a Board of Directors consisting of seven directors. The entire Board of Directors is elected every three years at an annual general shareholders’ meeting. Directors are not subject to term limits. If a vacancy occurs, the Board of Directors elects a temporary director to fill the vacancy until the next regularly scheduled meeting of shareholders in which Directors are elected, and at which time the entire Board of Directors will be elected for a new three year term. The Company’s By-Laws provide that directors need not be shareholders.

    The following table lists each director of the Company, his current position, his age at May 31, 2004, years with the Company and year of appointment to the Board of Directors:

Name	Position	Age at May 31, 2004	Year swith the Company	Current Position Held Since
Directors:
Alfonso Larraín Santa María	Chairman	67	34	1998
Rafael Guilisasti Gana	Vice Chairman	50	25	1998
Sergio Calvo Salas	Director	81	23	1980
Mariano Fontecilla de Santiago Concha	Director	79	29	1995
Francisco Marín Estévez	Director	65	21	1982
Eduardo Morandé Fernández	Director	73	18	1985
Albert Cussen Mackenna	Director	53	6	1998

    The following provides biographical information about the directors of the Company.

Alfonso Larraín, Chairman
Joined the Company as a director in 1968. General Manager from 1973 to 1989 and Vice-Chairman from 1989 to 1998. In his long career at the winery, he has worked on implementing an aggressive policy of opening up new markets. When he became Chairman in September 1998, the Company’s focus changed to one of enhancing its prestige in its major markets as a producer of fine wines. He is also director of Santa Emiliana and the Santiago Chamber of Commerce and is the President of Fundación Cultura Nacional.

Rafael Guilisasti Gana, Vice Chairman
Vice Chairman of the Board since September 1998. Previously, Export Director of the Company, a position he held since 1985. During his service as Export Director, total exports of the company grew significantly, including from US$5 million to US$100 million in 1998. Between 1996 and 2003, Mr. Guilisasti was the President of the Exporters’ Association. The Exporters’ Association comprises approximately 85% of Chilean wineries and its goal is to promote Chilean wines in international markets and to monitor the political and legal aspects of the Chilean wine industry. He is general manager of Santa Emiliana and Chairman of Viña Almaviva.

Sergio Calvo Salas, Director
Mr. Calvo has broad experience in the brokerage business working at Irarrázabal & Rodríguez Corredores de Bolsa and White Weld & Co. President and Senior Partner at Compañía Minera de Exportación between 1957 and 1977. Director of Embotelladora Andina during 1969-1970 and 1973-1974. Acquired and currently acts as President of Metalúrgica Manlac S.A. Director of the Company since 1980. He is also a director of Santa Emiliana.

Mariano Fontecilla De Santiago Concha, Director
Law studies. Former Chilean ambassador to Norway, Spain and Italy. Direct descendant of the first Marqués de Casa Concha and of the founder of the Company, Don Melchor de Concha y Toro. Made an honorary member of the Chilean Brotherhood of Wine for his contribution to Chilean wines. Director of the Company for several periods, initially in 1949 yet most recently since 1995. President of Santa Emiliana since 1998.

Francisco Marín Estévez, Director
Agricultural Engineer. Broad experience in the private sector. He has served as director of the Company since 1982.

Eduardo Morandé Fernández, Director
Agriculturist, joined Industria Corchera in 1951. Contributed to the development of Industria Corchera and forged Industria Corchera’s association with Amorim, he is currently the President of Industria Corchera. Director of the Company since 1985.

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

Executive Officers

    The following table lists each executive officer of the Company, his current position, his age at May 31, 2004, years with the Company and year of appointment as an executive officer:

Name	Position	Age at May 31, 2004	Years with the Company	Current Position Held Since

Eduardo Guilisasti Gana	General Manager (Chief Executive Officer)	51	25	1989
Goetz Von Gersdorff	Technical Director	76	41	1993
Andrés Larraín Santa María	Agricultural Manager	65	30	1978
Carlos Saavedra Echeverría	Engineering and New Projects Manager	59	30	1992
Osvaldo Solar Venegas	Administration and Finance Manager (Chief Financial Officer)	42	16	1992
Cristián Ceppi Lewin	Export Manager South Zone	37	13	2001
Thomas Domeyko Cassel	Export Manager North Zone	37	10	2001
José Antonio Manasevich G.	Operations Manager	38	11	1996
Carlos Halaby R.	Oenology Manager	51	14	1997
Daniel Duran Urízar	Technology and Information Manager	32	9	2001

The following provides biographical information about the executive officers of the Company.

Eduardo Guilisasti Gana, Chief Executive Officer
Civil Engineer. Joined the Company in 1978 as Commercial Manager. Appointed CEO in 1989. Under his leadership the Company initiated a broad vineyard and cellar-oriented investment plan and expansion in the export markets. Highlights of this period include the Company's consolidation of a worldwide sales network that includes 100 countries and the strengthening of the leadership position in the sale of fine wines in each market segment and the strong growth and increase in the market value of the Company. In addition, through the adoption of viticulture research and technology, the winery has transformed into a leader in the industry. He is a director of Viña Almaviva.

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

Andrés Larraín Santa María, Agricultural Manager
Agriculture Manager since 1978 and responsible for advancing new grape-types and plantings as well as running of every vineyard. Directs a multidisciplinary team including executives, technicians, administrative staff and skilled labor. He is a director of Frutícola.

Carlos Saavedra Echeverría, Engineering and New Projects Manager
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

Cristián Ceppi Lewin, Export Manager South Zone
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

Thomas Domeyko Cassel, Export Manager North Zone
Commercial Engineer. Joined the Company in January 1994 as Deputy CFO. Appointed International Business Manager in 1996. Moved to Mendoza , Argentina in 1997 as General Manager of Viña Trivento. Appointed Export Manager for the North Zone in December 2000.

José Antonio Manasevich, Operations Manager
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

Carlos Halaby, Oenology Manager
Oenologist. Distinguished by the National Association of Winemaking Agronomy Engineers in Chile for presenting the “Best Viticulture Dissertation of 1980,” Carlos Halaby joined the Company in 1990. After a decade with the Company and serving as head winemaker for fine wines until March 2000, he assumed the position of Oenology Manager. Technical and administrative responsibility for the Company's Oenology Area.

B. Director and Officer Compensation

    In accordance with the Company's By-Laws, directors' compensation for any given fiscal year is determined annually at the general shareholders' meeting occurring in the immediately following fiscal year. Compensation paid in 2003 in respect of 2002 equaled 3.5% of the net profits of the Company.

    The following table sets forth the compensation paid to each of the directors of the Company in 2003.

Directors' Compensation Paid in 2003
Total Compensation
Attendance:	(in thousands of Ch$)

Alfonso Larraín Santa María	81,560
Rafael Guilisastti Gana	81,560
Sergio Calvo Salas	81,560
Mariano Fontecilla de Santiago Concha	81,560
Francisco Marín Estévez	81,560
Eduardo Morandé Fernández	81,560
Albert Cussen Mackenna	81,560
Remuneration:

Alfonso Larraín Santa María	65,437
Remuneration Directors' Committee:

Rafael Guilisastti Gana	681
Francisco Marín Estévez	681
Albert Cussen Mackenna	681
Total	638,400

    In 2003, aggregate compensation paid by the Company to all directors and executive officers of the Company and subsidiaries was approximately Ch$2,141 million.

C. Board Practices

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

    In compliance with the current rules and regulations, a Directors' Committee was established at the Company, on May 23, 2001. The Committee's members are Albert Cussen Mackenna, Rafael Guilisasti Gana and chairman Francisco Marín Estévez. Company attorney, Alfonso Canales Undurraga and Enrique Ortuzar Vergara also took part in Committee meetings in the capacity of secretary.

    The Directors' Committee convened on eight occasions in 2003. The most important issues addressed by the Committee involved:

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

  Examination of the system of remuneration and the compensation plans for managers and senior management;

  Analysis of in-house control systems used at the Company, including its affiliated companies.

  Report on activities proposed in the Letter to the General Manager.

  Preliminary audit report for the fiscal year 2003.

  Contracting of specialists for the Board of Directors Committee.

    An annual budget for Directors' Committee operations of Ch$20 million was approved at the Ordinary Shareholders' Meeting. During 2003, the Directors' Committee contracted the services of independent consultants amounting to Ch$7,223 thousand.

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

    The Company's Board of Directors is committed to implementing measures that will promote investor confidence and market integrity. In response to the Sarbanes-Oxley Act, the Company has formalized a methodology to ensure the accuracy and completeness of information disclosed to the market. The Company is committed to complying with the laws and regulations applicable in all countries in which the Company operates. Upon enactment of new laws and regulations resulting from, or coming into force of the provisions of the Sarbanes-Oxley Act, the Company will adjust its corporate governance structure in a way so as to ascertain full compliance.

Comparative Summary of Differences In Corporate Governance Standards

    The following table provides a comparative summary of differences in corporate governance practices followed by the Company under Chilean regulations and standards applicable to U.S. domestic issuers pursuant to Section 303A of the New York Stock Exchange Listed Company Manual.

Section	NYSE Standards	Viña Concha y Toro Practices Pursuant to Chilean Regulations
303A.01	Listed companies must have a majority of independent directors.

There is no legal requirement for a majority of independent directors in Chile . The Company has a non-majority of independent directors and a Directors' Committee that includes a majority of independent directors. Their main functions include: (i) to review balance sheets and financial statements and reports from accounting oversight bodies and auditors; (ii) to propose outside auditors to the Board; (iii) to review background information regarding the Company's operations with related persons; and (iv) to review managers' and chief executive officers' compensation plans.

303A.02	Independence Test

Directors/members of the Directors' Committee are independent when he/she would have been elected even after subtracting the votes from the controlling shareholder and persons related to the controlling shareholder.

303A.03	Non-management directors must meet at regularly scheduled executive sessions without management

In light of legal inconsistency between performing the functions of director and those of general manager, these sessions are unnecessary. In compliance with local regulations, the Company has no directors with dual directorial/managerial functions.

303A.04

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, whose activities must include identifying qualified individuals to serve as board members and developing a set of corporate governance principles. A written charter is also required.

This committee is not contemplated as such in the Chilean regulations. Pursuant to Chilean regulations, the Company has a Directors' Committee. Nominations for Board members are made at the Ordinary Shareholders' Meeting, while the Board nominates the members of the Directors' Committee.

303A.05

Listed companies must have a Compensation Committee composed entirely of independent directors, and its activities must include reviewing and approving the goals/objectives of the CEO and other officers' compensation. A written charter is also required.

This committee is not contemplated as such in the Chilean regulations but, according to Chilean law, the Directors' Committee reviews the remunerations and compensation plans of managers and chief executive officers. The Board sets the managers' objectives, evaluates their commitment and determines compensation. Per article 50bis of Law No. 18.046 on corporations, the Board reviews the aforementioned remuneration plans on an annual basis.

303A.06 303A.07	Listed companies must have an Audit Committee with a minimum of three members, certain requirements of independence and a written charter.

This committee is not contemplated as such, but pursuant to Chilean regulations, the Company has a Directors' Committee composed of three majority-independent members. The Committee performs the functions of an Audit Committee, and its duties include those listed under 303A.01.

303A.08	Shareholders must have the opportunity to vote on all equity-compensation plans involving directors, executives, employees or other service providers.

Chilean law contemplates the option to implement compensation plans or programs for employees via stock options, but presently, the Company does not include the granting of shares within its remuneration policies. Directors, members of the Directors' Committee, managers and any other officers can obtain Company shares only at their own initiative, which in turn should be timely reported to the Chilean Securities and Insurance Supervisor and the Company.

303A.09

Listed companies must adopt and disclose corporate governance guidelines. The following subjects must be addressed: (i) director qualification standards; (ii) director responsibilities; (iii) director access to management; (iv) director compensation; (v) director orientation and continuing education; (vi) management succession; and (vii) annual performance evaluation of the Board.

Chilean law does not require that such corporate governance guidelines be adopted. Director responsibilities and access to management and independent advisors are directly provided for by applicable law. Director compensation is approved at the annual shareholders' meeting pursuant to applicable law.

303A.10

Listed companies must adopt and disclose a Code of Business Conduct and Ethics for directors, officers and employees. The Code must be printed on the Company website or otherwise available for shareholders to obtain a copy.

This code is not contemplated as such in the Chilean regulations. The Company has a code of business conduct and ethics entitled “Code of Business Conduct and Ethics of Concha y Toro,” known to directors and officers whose observance and compliance is regulated by the Deputy Management of the Controller and Audit-General. The Code is available on the Company website at www.conchaytoro.com.
Pursuant to Chilean labor law, the Company has an Order, Health and Safety Rule of Procedure distributed to each employee and available at Human Resources. Covered topics include employee work schedules and conduct obligations/prohibitions.

303A.12	Each listed company's CEO must certify to the NYSE annually that he or she is not aware of any violation by the Company of NYSE corporate governance listing standards.

Not contemplated by the Chilean regulations. This requirement is met by the Company through the CEO certification to the effect that he is not aware of any violation by the Company of NYSE corporate governance listing standards.

D. Employees

    As of December 31, 2001, 2002 and 2003, the Company had 1,495, 1,565 and 1,640 employees, respectively. Of the work force at December, 2003, 645 were laborers and 995 held administrative and sales positions. The Company also hires temporary workers during the harvesting season, which in 2003 averaged 1,080 temporary workers.

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

    The Company does not maintain any pension or retirement programs for its employees. Workers in Chile are covered by a national pension law which establishes a system of independent pension plans administered by the Administradoras de Fondos de Pensiones (“Pension Fund Administrators”). The Company has no liability for the performance of the pension plans or any pension payments to be made to the employees in Chile .

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

E. Share Ownership

    The following table reflects the number of shares owned indirectly by the directors and executive officers and their percentage ownership of the Company at May 31, 2004. Executive officers not listed do not own Shares.

Share Ownership of Directors and Senior Management(1)
	No. of Shares Owned	% of Total Subscribed Shares(2)

Eduardo Guilisasti Gana(3)	169,241,447	23.5%
Rafael Guilisasti Gana(3)	167,897,801	23.3%
Alfonso Larraín Santa María(4)	71,306,574	9.9%
Francisco Marín Estévez(5)	63,967,356	8.9%
Mariano Fontecilla de Santiago Concha(6)	27,019,445	3.8%
Sergio Calvo Salas(7)	18,503,632	2.6%
Eduardo Morandé Fernández(8)	15,422,056	2.1%
Goetz Von Gersdorff(10)	182,868	--(9)
Osvaldo Solar Venegas(11)	62,606	--(9)
Albert Cussen Mackenna	1,100	--(9)
Directors and Executive Officers in the aggregate	368,564,512	51.2%

(1)	Calculated on the basis of 719,170,735 outstanding shares on May 31, 2004.
(2)	Shares held indirectly through investment companies and not individually owned.
(3)	Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”) are the sons of Mr. Eduardo Guilisasti Tagle, the former Chairman of the Company. Mr. Eduardo Guilisasti Tagle died on August 20, 1998. The shares attributed to each Family Principal Shareholder include 82,295,744 and 82,744,629 shares held by Inversiones Totihue S.A. (“Totihue”) and Rentas Santa Bárbara S.A. (“Santa Bárbara”), respectively, as well as shares held directly or indirectly by members of such Family Principal Shareholder's immediate family and affiliated entities. Totihue and Santa Bárbara are controlled by the Family Principal Shareholders pursuant to powers of attorney granted by the board of directors of Totihue and Santa Bárbara. Each power of attorney grants any two Family Principal Shareholders, acting together, the power to, among others, vote or direct the voting of, or dispose or direct the disposition of, the shares held by Totihue or Santa Bárbara, as the case may be. Mr. Eduardo Guilisasti Gana is the Company's General Manager and Mr. Rafael Guilisasti Gana is the Company's Vice Chairman. The address for Mr. Eduardo Guilisasti Gana and Mr. Rafael Guilisasti Gana is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The other Family Principal Shareholders, Messrs. José Guilisasti Gana and Pablo Guilisasti Gana, are neither directors nor executive officers of the Company. The address for Messrs. José Guilisasti Gana and Pablo Guilisasti Gana is c/o Frutícola Viconto S.A. , Barros Errázuriz 1968, Piso 10, Providencia, Santiago , Chile .

(4)	Mr. Alfonso Larraín Santa María is the Company's Chairman of the Board. The number of shares attributed to Mr. Larraín includes 124,592 shares held by his brother, Andrés Larraín Santa María and 100,000 shares held by his brother in-law, Carlos Saavedra E.(manager of the Company), shares held by other members of his family and affiliated entities, and also includes 25,954,278 shares held by Fundación Cultura Nacional (“Cultura Nacional”). Cultura Nacional is a Chilean non-profit institution which primarily funds grade school religious education. Mr. Alfonso Larraín Santa María is the Chairman of Cultura Nacional. Mr. Larraín's address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(5)	Mr. Francisco Marín Estévez is a director of the Company. The number of shares attributed to Mr. Marín includes shares owned by members of his family and affiliated entities. Mr. Marín's address is c/o Viña Concha y Toro S.A. , Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(6)	Mr. Mariano Fontecilla de Santiago Concha is a director of the Company. The number of shares attributed to Mr. Fontecilla includes shares owned by members of his family and affiliated entities. Mr. Fontecilla's address is c/o Viña Concha y Toro S.A. , Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(7)	Mr. Sergio Calvo Salas is a director of the Company. The number of shares attributed to Mr. Calvo includes shares owned by members of his family and affiliated entities. Mr. Calvo's address is c/o Viña Concha y Toro S.A. , Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(8)	Mr. Eduardo Morandé Fernández is a director of the Company. The number of shares attributed to Mr. Morandé includes shares owned by members of his family and affiliated entities. Mr. Morandé's address is c/o Viña Concha y Toro S.A. , Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(9)	Less than 1%.
(10)	Mr. Goetz Von Gersdorff is the Company's technical director. The number of shares attributed to Mr. Von Gersdorff includes shares owned by members of his family and affiliated entities. Mr. Von Gersdorff's address is c/o Viña Concha y Toro S.A. , Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(11)	Mr. Osvaldo Solar Venegas is the Company's Administration and Finance Manager. Mr. Solar's address is c/o Viña Concha y Toro S.A. , Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

    The Company's only outstanding voting securities are the shares of its Common Stock. According to the Company's shareholder records, the Company's 719,170,735 shares of Common Stock outstanding were held by 861 shareholders of record as of May 31, 2004. There are no differences in the voting rights of the shareholders.

    The principal shareholders of the Company are Rentas Santa Bárbara S.A. (“Santa Bárbara”), Inversiones Totihue S.A. (“Totihue”), AFP Provida S.A., AFP Habitat S.A., the Bank of New York (according to Circular 1375 issued by the S.V.S. on February 12, 1998, hereinafter “Circular 1375 S.V.S.,” which states that the Depositary shall be the shareholder of record of the shares underlying the ADS), Fundación Cultura Nacional (“Cultura Nacional”), Compañía de Inversiones el Milagro (“El Milagro”), Constructora Santa Marta Ltda. (“Santa Marta”), AFP Cuprum S.A.,AFP Santa María S.A., Inversiones Quivolgo S.A. (“Quivolgo”), AFP Summa Bansander S.A., La Gloria S.A. (“La Gloria”), Foger Soc. Gestión Patrimonial Ltda. and Inversiones El Maitén S.A. (“El Maitén”).

    Santa Bárbara and Totihue are investment companies controlled by Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”). El Milagro, Santa Marta , La Gloria, Quivolgo, Foger Soc. Gestión Patrimonial Ltda. and El Maitén are investment companies controlled by directors of the Company. All of the principal shareholders, with the exception of The Bank of New York (according to Circular 1375 S.V.S.) and the AFPs ( Administradoras de Fondos de Pensiones , or “Pension Funds”) are companies controlled by the directors or executive officers of the Company.

    For information concerning the beneficial ownership in shares of Common Stock of the Family Principal Shareholders and other Directors and Executive Officers of the Company, see Item 6 — “Directors, Senior Management and Employees—Share Ownership.”

    The following table sets forth certain information concerning direct ownership of the Company's Common Stock with respect to the principal holders of the outstanding subscribed shares of Common Stock.

Direct Share Ownership of Principal Shareholders
	As of December 31st,

	2002		2003		As of May 31, 2004

Principal Shareholders	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares

Rentas Santa Bárbara S.A.(2)	81,609,003	11.35%	82,544,629	11.48%	82,744,629	11.51%
Inversiones Totihue S.A.(2)	80,888,538	11.25%	80,888,538	11.25%	82,295,744	11.44%
AFP Provida S.A.(3)	42,026,137	5.84%	44,874,780	6.24%	47,949,530	6.67%
AFP Habitat S.A.(3)	36,177,216	5.03%	45,701,004	6.35%	46,876,414	6.52%
The Bank of New York(1)	66,600,100	9.26%	51,588,000	7.17%	45,666,750	6.35%
Fundación Cultura Nacional(4)	35,000,000	4.87%	29,954,278	4.17%	25,954,278	3.61%
Cía. De Inversiones El Milagro(5)	24,041,608	3.34%	24,223,808	3.37%	24,238,808	3.37%
Constructora Santa Marta Ltda.(6)	21,457,885	2.98%	21,457,885	2.98%	21,457,885	2.98%
AFP Cuprum S.A.(3)	21,765,956	3.03%	21,209,673	2.95%	20,020,019	2.78%
AFP Santa María S.A.(3)	17,241,884	2.40%	20,509,376	2.85%	19,141,035	2.66%
Inversiones Quivolgo S.A.(7)	17,596,855	2.45%	17,695,458	2.46%	18,180,660	2.53%
AFP Summa Bansander S.A.(3)	21,665,344	3.01%	17,342,468	2.41%	16,383,813	2.28%
La Gloria S.A.(7)	15,405,000	2.14%	15,460,000	2.15%	15,460,000	2.15%
Foger Soc. Gestión Patrimonial Ltda.(6).	13,896,263	1.93%	13,896,263	1.93%	13,991,063	1.93%
Inversiones El Maitén S.A.(8)	12,952,466	1.80%	13,094,621	1.82%	13,094,621	1.82%

Total Largest 15 Shareholders	508,324,255	70.68%	500,440,781	69.59%	493,375,249	68.60%

Other Shareholders	210,846,480	29.32%	218,729,954	30.41%	225,795,486	31.40%

Total	719,170,735	100.00%	719,170,735	100.00%	719,170,735	100.00%

(1)	Depositary Bank for the ADS.
(2)	Investment Company controlled by the Guilisasti Family (“Family Principal Shareholders”).
(3)	Chilean Pension Fund.
(4)	Cultura Nacional is a Chilean non profit institution. Shares are attributed to Mr. Alfonso Larraín, its Chairman.
(5)	Investment Company controlled by Mr. Mariano Fontecilla de Santiago Concha.
(6)	Investment Company controlled by Mr. Francisco Marín Estévez.
(7)	Investment Company controlled by Mr. Alfonso Larraín Santa María.
(8)	Investment Company controlled by Mr. Sergio Calvo Salas.

    In August 1999, members of the Guilisasti family and other affiliated parties entered into a Shareholders' Agreement relating to, among others, the transfer and voting of Common Stock. An English translation of such Shareholders' Agreement is filed as Exhibit 3.4 to this Annual Report.

    Pursuant to the Shareholders' Agreement, each party that is a holder of Common Stock agreed to provide to Totihue and Santa Bárbara the right to purchase all or part of any shares the selling shareholder wishes to sell from time to time. In addition, both Santa Bárbara and Totihue agreed to provide to one another rights to purchase all or part of any Common Stock it wishes to sell from time to time. Santa Bárbara and Totihue will have 30 days from the date of receipt of notice of the proposed sale to accept the offer (in whole or in part) to purchase the selling shareholder's Common Stock subject to the proposed sale.

    The preferential purchase rights of Santa Bárbara and Totihue described above are applicable in the case of transfer of subscription rights of shareholders party to the Shareholders' Agreement resulting from a capital increase, as well as in the case of issuance of capital stock in the event of a merger or split-off. The preferential purchase rights of Santa Bárbara and Totihue are not applicable to a transfer of Common Stock to certain persons, including subsidiaries in which the transferor controls 75% or more of such subsidiary's capital stock, and direct ascendants and descendants of such transferor.

    The Shareholders' Agreement is of indefinite duration and may be modified or terminated pursuant to a written agreement signed by the shareholders party to the Shareholders' Agreement holding no less than 75% of the Common Stock subject to the Shareholders' Agreement.

    According to information made available to the Company, at May 31, 2004, there were a total of 913,335 ADS outstanding representing 45,666,750 or 6.35% of the total shares of Common Stock of the Company at such date.

Related Party Transactions

    In the ordinary course of its business, the Company engages in transactions with its affiliates. In addition, the Company has engaged in transactions with directors and executive officers of the Company. The principal transactions with such related parties during the last three fiscal years are as follows:

    Santa Emiliana. Santa Emiliana is a Chilean corporation ( sociedad anónima abierta ) which produces wines for export and domestic markets and is listed in the Chilean Exchanges. Santa Emiliana was originally a subsidiary of the Company until 1986 when the Company distributed shares of Santa Emiliana to the Company's then existing shareholders. Although Santa Emiliana is a separate corporation, the Company and Santa Emiliana remain under common control. Certain of the principal shareholders of the Company own directly and indirectly approximately 59.1% of Santa Emiliana's outstanding capital stock and, additionally, the Company and Santa Emiliana have other common shareholders. Santa Emiliana's seven member Board of Directors includes three of the Company's seven directors (Alfonso Larraín Santa María, Mariano Fontecilla de Santiago Concha and Sergio Calvo Salas). Santa Emiliana and the Company have various business dealings, the most significant of which are described below.

    The Company has a license from Santa Emiliana to use Santa Emiliana's brand name in Chile . The Company bottles (or packages in Tetra Brik containers) and sells in Chile for its own account a portion of its varietal wine production under Santa Emiliana's labels. The Company pays licensing fees to Santa Emiliana for the use of its labels. Licensing fees are based on the Company's gross revenues from sales of wines under Santa Emiliana's labels.

    Santa Emiliana does not have its own bottling facilities. Pursuant to a contract with Santa Emiliana, the Company bottles wine produced by Santa Emiliana. This wine is sold by Santa Emiliana in export markets for its own account under Santa Emiliana's labels. The Company receives a per bottle fee for bottling services provided to Santa Emiliana. This fee is for the same amount as the Company would charge to an unrelated wine producer for bottling services. With the Company's consent, Banfi, the Company's exclusive distributor in the United States , also acts as the exclusive distributor for Santa Emiliana's wines in the United States . In April 2003, the Board approved the subscription of a new bottling contract between Concha y Toro and Santa Emiliana for an estimated amount of Ch$4,700 million for the first year. This operation, according to the Directors' Committee reflects market conditions.

    With the Company's consent, Banfi, the Company's exclusive distributor in the United States , also acts as the exclusive distributor for Santa Emiliana's wines in the United States .

    In 2003, the Company recognized Ch$3,622 million in revenues from Santa Emiliana, or 2.4% of total revenues, including mainly revenues from sales in bottling fees and administrative services. In 2003, the Company paid Santa Emiliana Ch$366 million in licensing fees. The Company recognized revenues from Santa Emiliana of Ch$3,879 million in 2002 and Ch$3,925 million in 2001. The Company paid Santa Emiliana Ch$382 million in 2002 and Ch$517 million in 2001 in licensing fees.

    From time to time, the Company engages in other transactions with Santa Emiliana, including purchases of wine in bulk at market prices, grapes and other raw materials. In 2003, 2002 and 2001 total purchases from Santa Emiliana totaled Ch$1,179 million, Ch$706 million and Ch$986 million, respectively.

    Frutícola. Frutícola is the Company's principal customer for fruit. In 2003, 2002, and 2001, the Company sold Ch$321 million, Ch$396 million and Ch$304 million, respectively, of fruit to Frutícola for export. In addition, Frutícola rents a floor from the Company in Santiago at market rates. The Company also purchases grapes from Frutícola for vinification. In 2003, 2002 and 2001, the Company purchased Ch$195 million, Ch$213 million and Ch$188 million of grapes from Frutícola, respectively. Frutícola is a Chilean corporation ( sociedad anónima abierta ) listed on the Chilean Exchanges. Frutícola was formerly a subsidiary of the Company until 1986 when the Company distributed Frutícola shares to the Company's then existing shareholders.

    The Company and Frutícola are under common control. One of the Company's seven directors is a member of Frutícola's seven-member Board of Directors (Rafael Guilisasti Gana). Mr. Andrés Larraín Santa María, the Company's Agricultural Manager, and Mr. Felipe Larraín Vial, son of the Company's Chairman, are also directors of Frutícola. Certain Principal Shareholders directly and indirectly own approximately 55.8% of the outstanding common stock of Frutícola.

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

    Industria Corchera is the primary cork supplier for the Company. The Company purchased Ch$5,098 million, Ch$5,042 million and Ch$3,636 million of cork and other raw material from Industria in 2003, 2002 and 2001, respectively. The Company believes that the price and terms it receives from Industria Corchera are equivalent to those available from its other cork suppliers. The Company and Industria Corchera have one director in common, Mr. Eduardo Morandé Fernández. Mr. Osvaldo Solar Venegas, the Company's CFO and José Manasevich, Company Operating Manager are directors of Industria Corchera.

    Viña Almaviva . Viña Almaviva is a 50-50% joint venture company between the Company and Baron Philippe de Rothschild. The Company purchases from Almaviva used French oak barrels (used during one aging season) and the Almaviva wine that is sold in Chile through Distribuidora Peumo. Total purchases from Almaviva in 2003, 2002, and 2001 were Ch$328 million, Ch$255 million and Ch$112 million, respectively. In addition, the Company sells to Almaviva raw materials and services. Sales to Almaviva totaled in 2003, 2002, and 2001, Ch$134 million, Ch$305 million and Ch$242 million, respectively. In 2001, the Company sold a piece of land to Viña Almaviva. The price was Ch$1,085 million and was paid in cash at the date of the transaction.

    Transactions with Directors and Executive Officers . The Company purchases small quantities of grapes, plants and other services from entities in which several of its directors, executive officers or members of their families have interests. In 2003, 2002 and 2001, the Company purchased an aggregate of approximately Ch$621 million, Ch$469 million and Ch$655 million, respectively, of such goods and services from such entities.

    Other . Article 89 of the Chilean Corporation Law requires that the Company's transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Corporation Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the board of directors has been informed of such director's interest and the terms of such transactions are similar to those prevailing in the market. Chilean law requires that an interested director abstain from voting on such a transaction. See “Item 10 — Directors” for further information relating to conflict of interest transactions. Resolutions approving such transactions must be reported to the Company's shareholders at the next shareholder's meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to the Company and shareholders or interested third parties who suffer losses as a result of such violation. The Company believes that it has complied with the requirements of Article 89 and Article 44 in all transactions with related parties during fiscal year 2003.

For additional information concerning the Company's transactions with affiliates and other related parties, see Note 6 to the Consolidated Financial Statements.

ITEM 8:  FINANCIAL INFORMATION

    See Item 18 — “Financial Statements” and the financial statements referred to therein for consolidated financial statements and other financial information. For information on legal or arbitration proceedings, See Item 10 — “Additional Information — Legal Proceedings and Arbitration.” For a discussion on the Company's policy on dividend distributions, See Item 10 — “Additional Information — Policy on Dividend Distributions.” For information regarding the total amount of export sales and the percent and amount of export sales in the total amount of sales, See Item 5 — “Operating and Financial Review and Prospects– Operating Results.”

ITEM 9:  THE OFFER AND LISTING

    Prior to the offerings of the ADS and the shares of Common Stock in October 1994, there was no public market for such securities in the United States . The Common Stock is currently traded on the Chilean Exchanges. In 2003, trading on the Santiago Stock Exchange accounted for approximately 80% of the trading volume of the Common Stock. The ADS are listed on the New York Stock Exchange and trade under the symbol “VCO.”

    The tables below show, for the periods indicated, high and low closing sale prices of a share of Common Stock in nominal Chilean pesos and the quarterly shares trading volume of the Common Stock on the Santiago Stock Exchange. The U.S. dollar figures reflect, for the periods indicated, actual high and low closing prices for the ADS on the New York Stock Exchange in the United States . The ADS may or may not actually trade at 50 times the price per share. See Item 3 — “Key Information — Exchange Rates” for the exchange rates applicable during the periods set forth below. The following information is not restated in constant Chilean pesos.

Annual High and Low Closing Sale Prices
	Chilean Pesos Per Shares(2)		U.S. Dollars Per ADS(3)

Year Ended December	High	Low	High	Low

1999	420.0	220.0	39.94	23.63
2000	452.0	370.0	43.50	35.00
2001	650.0	435.0	48.10	35.00
2002	500.0	410.0	38.30	28.05
2003	695.0	475.0	49.93	31.65

Quarterly High and Low Closing Sale Prices
			Chilean Pesos Per Shares(2)		U.S. Dollars Per ADS(3)

Year	Quarter	Share Volume(ooo)(1)	High	Low	High	Low

2001
	1st Quarter	5,215.19	530.0	435.0	45.00	38.13
	2nd Quarter	2,776.29	583.5	480.0	48.10	39.75
	3rd Quarter	5,981.01	650.0	550.0	47.05	40.50
	4th Quarter	5,290.55	573.0	470.0	42.13	35.00
2002
	1st Quarter	5,465.28	500.0	410.0	38.30	30.91
	2nd Quarter	14,878.88	483.0	438.0	36.15	32.85
	3rd Quarter	20,344.59	475.7	420.0	33.05	28.05
	4th Quarter	11,691.66	494.0	425.0	31.92	28.45
2003
	1st Quarter	7,412.88	500.0	475.0	34.40	31.65
	2nd Quarter	20,367.60	635.0	482.0	45.70	33.05
	3rd Quarter	9,741.89	695.0	600.0	49.30	43.69
	4th Quarter	16,085.98	640.0	505.0	49.93	42.20
2004
	1st Quarter	24,765.98	570.0	475.0	48.15	40.60

Monthly High and Low Closing Sale Prices
		Chilean Pesos Per Shares(2)		U.S. Dollars Per ADS(3)

Month Ended	Share Volume (ooo)(1)	High	Low	High	Low

December 2003	4,733.34	560.0	505.0	45.10	42.20
January 2004	11,360.39	510.0	475.0	44.30	40.80
February 2004	8,644.58	570.0	480.0	48.15	40.60
March 2004	4,761.04	565.0	520.0	47.26	42.90
April 2004	3,052.39	575.0	530.0	47.05	41.00
May 2004	5,891.62	572.0	515.0	45.50	39.86

(1)	Source: Santiago Stock Exchange.
(2)	Source: Santiago Stock Exchange. Chilean pesos per Share reflect nominal price at trade date.
(3)	Source: Monthly Report-The Bank of New York . Reflects actual high/low closing prices.

According to the Company's records, as of May 31, 2004, there were 861 holders of record of the Common Stock. Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States .

ITEM 10:  ADDITIONAL INFORMATION

A. Legal and Arbitration Proceedings

    The Company is not involved in any litigation or arbitration proceedings which, if determined adversely to the Company, individually or in the aggregate, would have a material adverse effect on the Company and its subsidiaries taken as a whole, nor to the Company's knowledge, are any such proceedings threatened.

B. Estatutos (By-Laws)

    The following is a summary of certain information regarding the Company's By-Laws and provisions of Chilean law. This summary is not complete. For a complete overview of the provisions of the By-Laws discussed in this summary, you are encouraged to read the Company's By-Laws, filed as Exhibit 1.1 to this Annual Report.

    Registration and corporate purposes. The Company is a corporation ( sociedad anónima abierta ) organized by means of a public deed (escritura pública) dated December 31, 1921, the abstract of which was recorded on Page 1051, Number 875, of Santiago's Registry of Commerce in 1922 and published in Chile's Official Gazette on November 6, 1922. Its existence was approved by a Supreme Decree Number 1556, dated October 18, 1922. After corporate amendments were made, the Company's public deed was recorded on Page 15,664, Number 12,447 of Santiago's Registry of Commerce in 1999 and recorded at Chile 's Securities Registry of the Superintendency of Securities under No. 0043 on June, 14, 1982. As set forth in Article 2 of the Company's By-Laws, the purposes of the Company are: the operation and marketing of the wine-making industry in all its forms and all its distinct phases, whether with its own stock or stock purchased from third parties; the operation of agricultural real estate owed by the Company or leased from third parties; and the carrying out of real estate investments including acquiring, transferring and constructing real estate, either with its own personnel or through third parties.

    Directors. Under the Chilean Corporation Law, a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest (a conflicting interest transaction) without prior approval by the Board of Directors, and only if the terms of the conflicting interest transaction are similar to those of an arm's length transaction.

    If the conflicting interest transaction involves a “material amount,” the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm's length transaction. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of May 31, 2004, approximately US$53,568) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of May 31, 2004, approximately US$535,680) regardless of the size of the transaction. If the Board of Directors believes that it is not possible to ascertain whether the conflicting interest transaction is similar to an arm's length transaction, it may reject the conflicting interest transaction, or appoint independent advisors to make such a determination. If the Board appoints independent advisors, the report prepared by the advisors must be made available to the shareholders and the Board of Directors for 20 business days from the date the report was received from the independent advisors.

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

    Under Chilean law, certain provisions affect an existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares. The Securities Market Law establishes that (a) any person who, directly or indirectly, (i) owns 10% or more of the subscribed capital of a corporation (the “majority shareholders”) whose shares are registered in the Securities Registry of the Superintendency of Securities, or (ii) owns any such percentage because of the purchase of shares; and (b) all directors, the chief executive officer and the other principal officers of any corporation whose shares are registered with the Superintendency of Securities, regardless of the number of shares they own, must report any purchase or sale of shares made by such persons or entities within two business days of such transactions to the Superintendency of Securities and to each of the stock exchanges in Chile where such corporation has securities registered. In addition, majority shareholders must inform the Superintendency of Securities and the stock exchanges with respect to whether the purchase is aimed at acquiring control of the corporation or merely a financial investment.

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

C. Material Contracts

    Viña Almaviva. On June 30, 1997, the Company entered into a joint venture with Baron Philippe de Rothschild S.A. (“BPR”), a French company, establishing Viña Almaviva S.A. (“Viña Almaviva,” formerly “Rothschild S.A. ”) for the production of “ Primer Orden ” wines in Chile . For a discussion of Viña Almaviva, see Item 4 – “Information on the Company—History and Development of the Company.”

    Industria Corchera. In November of 2000, the Company purchased 49.6% of the capital stock of Industria Corchera from certain directors of the Company. In November, 2002 the Company increased its ownership to 49.84%. See Item 7 – “Major Shareholders and Related Party Transactions – Related Party Transactions” for a discussion of the acquisition and the agreements with Industria Corchera.

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

D. Policy on Dividend Distributions

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

    The Company's dividend policy approved at the general shareholders' meeting is to distribute 40% of net earnings. For fiscal year 2003, interim dividends Nos. 212, 213 and 214 of Ch$1.70 per share were paid on September 30, 2003, December 30, 2003 and March 31, 2004, respectively. A final dividend No. 215 of Ch$5.24 per share was paid on May 28, 2004 against the profits of the 2003 fiscal year. Total dividends disbursed against the profits of 2003 fiscal year were 40% of net earnings.

    For fiscal year 2004, the Board approved to pay three provisional dividends of Ch$1.70 per share, charged against the profits for fiscal year 2004. These will be paid on September 30, 2004, December 31, 2004 and March 31, 2005, while the remaining profits up to a limit of 40% of the earnings shall be disbursed in May 2005.

    The above detailed dividend policy is the Board's intent; however, fulfillment thereof will be contingent on cash flows. Consequently, at the annual shareholders' meeting, the Board shall solicit shareholder approval to modify the amounts and payment dates should the necessity arise.

E. Exchange Controls

    The Central Bank of Chile is responsible for, among other things, monetary policies and control of foreign exchange transactions.

    The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and which was effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of US$10,000); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (i.e., payments regarding import and export transactions, etc.).

    Because the Law of the Central Bank of Chile authorizes the Central Bank of Chile to regulate foreign exchange transactions, including those relating to ADS facilities, more restrictive regulations on foreign exchange affecting ADS holders of the Company at any time may be imposed. If imposed, such regulations could, among other things, restrict the ability of ADS holders to dispose of the underlying shares of Common Stock of the ADS or to repatriate proceeds of the Common Stock. The duration or impact of any such restrictions would be difficult to assess.

    The ADS facility is subject to a contract between the Depositary, the Company and the Central Bank of Chile (the “Foreign Investment Contract”) that grants the Depositary and the holders of the ADS access to Chile 's Formal Exchange Market and permits the Depositary to remit dividends received from the Company to holders of ADS without restriction. The Foreign Investment Contract is currently in force and will continue to govern the ADS facility until all parties agree to terminate it. If the Foreign Investment Contract is terminated, the ADS facility would then become subject to the New Regulations. Under Chilean legislation, a Foreign Investment Contract may not be altered or affected adversely by actions of the Central Bank of Chile.

    The following is a summary of certain provisions that are contained in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to the Foreign Investment Contract and Chapter XXVI of the former Foreign Exchange Regulations, which were filed as Exhibits 2.2 and 4.4, respectively, to the Company's Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein. Although Chapter XXVI of the former Foreign Exchange Regulations is no longer in force, its terms do apply to the Company through the Foreign Investment Contract.

    Under Chapter XXVI of the former Foreign Exchange Regulations and the Foreign Investment Contract, the Central Bank of Chile agreed to grant to the Depositary, on behalf of ADS holders, and to any investor neither resident nor domiciled in Chile who withdraws Common Stock upon delivery of ADS (such shares of Common Stock being referred to herein as “Withdrawn Shares”), access to the Formal Exchange Market to convert pesos to U.S. dollars (and to remit such dollars outside of Chile) in respect of shares of Common Stock represented by ADS or Withdrawn Shares, including amounts received as (a) cash dividends; (b) proceeds from the sale in Chile of Withdrawn Shares; (c) proceeds from the sale in Chile of rights to subscribe for additional shares of Common Stock; (d) proceeds from the liquidation, merger or consolidation of the Company; and (e) other distributions, including without limitation those resulting from any recapitalization, as a result of holding shares of Common Stock represented by ADS or Withdrawn Shares. However, Chapter XXVI also provided that access to the Formal Exchange Market for repatriation of the sales proceeds of Withdrawn Shares or distributions thereon would be conditioned upon receipt by the Central Bank of Chile of certification by the Depositary (or the custodian on its behalf) that such Shares had been withdrawn in exchange for ADS, a waiver of the benefits of the Foreign Investment Contract until such Withdrawn Shares were redeposited, and the Withdrawn Shares are redeposited with the Depositary. Investors receiving Withdrawn Shares in exchange for ADS will have the right to redeposit such shares in exchange for ADS, provided that the conditions to redeposit are satisfied. For a description of the Formal Exchange Market, See Item 3 — “Key Information — Exchange Rates.”

    Chapter XXVI of the former Foreign Exchange Regulations provided that access to the Formal Exchange Market for repatriation of dividend or distribution payments would be conditioned upon certification by the Company to the Central Bank of Chile that a dividend or distribution payment had been made and any applicable tax had been withheld. Cash, dividends and other distributions paid by the Company with respect to ADS held by a non-Chilean resident holder are subject to a 35% Chilean withholding tax, which is withheld by the Company. However, stock dividends are deemed a non taxable event pursuant to Chilean Income Tax Law, thus, not subject to Chilean taxation. See Item 10 — “Additional Information — Taxation.”

    Chapter XXVI of the former Foreign Exchange Regulations and the Foreign Investment Contract provide that a person who brings foreign currency into Chile must convert it into Chilean pesos on the same date and has five days within which to invest in shares of Common Stock in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire shares of Common Stock, such person can access the Formal Exchange Market to reacquire U.S. dollars, provided that the applicable request to purchase U.S. dollars is presented to the Central Bank of Chile within five days, plus two additional days to request the Central Bank authorization of the initial conversion into pesos. Shares acquired as described above may be deposited for ADS and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of Chile of a certificate from the Depositary (or the Custodian on its behalf) that such deposit has been effected, that the related ADS have been issued and a declaration is made by the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of Common Stock.

    Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Pursuant to former Chapter XXVI, such access required approval of the Central Bank of Chile based on a request presented through a banking institution established in Chile . The Foreign Investment Contract provides that if the Central Bank of Chile has not acted on such request within seven banking days, the request will be deemed approved.

    As noted above, all the rights, procedures and exchange benefits contained in the Foreign Investment Contract are still in force in connection with the ADS issuance.

F. Taxation

    The following discussion is a summary of certain Chilean and U.S. federal income tax considerations relating to an investment in the ADS or the shares. The discussion is based on current law and is for general information only. Moreover, while the Company’s tax advisors believe this discussion to be a correct interpretation of existing laws in force as of the date of this Annual Report, no assurances can be given that the courts or tax authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws will not occur. In addition, the discussion does not address all possible tax consequences relating to an investment in the ADS or the shares of common stock.

    Each holder of ADS or shares of Common Stock should consult his or her own tax advisor regarding the particular tax consequences of the purchase, ownership and disposition of ADS or shares of Common Stock.

    Chile

    There is no income tax treaty between Chile and the United States, although negotiations are currently taking place. Accordingly, the following discussion is based exclusively on Chilean domestic tax legislation.

    The discussion summarizes the material Chilean income tax consequences of the purchase, ownership and disposition of ADS or shares of Common Stock by an individual who is neither domiciled in, nor a resident of, Chile for tax purposes or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (a “foreign holder”). However, it is not a full description of all tax considerations that may be relevant to a decision related to the ADS or shares of Common Stock. The discussion is based on Chilean income tax laws, regulations and rulings of the Chilean Internal Revenue Service, including Rulings Nº 324 of 1990, Nº 3985 of 1994, Nº 1969 of 1995, Nº 3807 of 2000 and Circular Letter Nº 7 of 2002, all of which are subject to change.

    The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. For purposes of Chilean taxation, an individual holder is a resident of Chile if he has resided in Chile for more than six consecutive months in a calendar year, or a total of more than six months, whether consecutive or not, within two consecutive tax years.

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

    Cash Dividends and Other Distributions

    Cash dividends paid by the Company with respect to the ADS or shares of Common Stock held by a foreign holder will be subject to a 35% Chilean withholding tax (the “Withholding Tax”), which will be withheld and paid to the Chilean Treasury by the Company. The Chilean tax system is integrated, thus a credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the “First-Category Tax”); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. From 1991 until 2001, the First-Category Tax rate was 15% resulting in an effective dividend withholding tax rate of approximately 23.52%. For 2002, the First-Category Tax rate was 16% resulting in an effective dividend withholding tax rate of approximately 22.62% and for year 2003 the First-Category Tax rate was 16.5%. Finally, for current year 2004 the First-Category Tax rate is 17%, resulting in an effective dividend withholding tax rate of approximately 21.69%.

    The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 17% and a distribution of 50% of the net income of the Company distributable after payment of the First-Category Tax:

Company taxable income	200.0
First-Category Tax (17% of Ch$200)	(34.0)
Net distributable income	166.00
Dividend distributed (50% of net distributable income)	83.00
Gross Up to compute Withholding Tax: Ch$83.00 plus Ch$17 First Category Tax effectively paid	(100.00)
Withholding Tax Rate 35% of Ch$100.00 equal to Ch$35; minus credit for 50% of First Category Tax (17%)	18.00
Net withholding tax	(18.00)
Net dividend received	65.00
Approximate effective dividend withholding rate (18/83)	21.687%

    In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

Effective dividend Withholding Tax rate =	(Withholding Tax rate (35)) - (First-Category Tax rate (17)) 100 - (First-Category Tax rate (17))

    Under Chilean income tax law, dividends generally are assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of First-Category Tax that was paid by the Company. For years prior to 1991, the First-Category tax was 10%. Although this reduced First-Category Tax resulted in relatively greater amounts of distributable post-tax income for those years, the credit against the Withholding Tax for the First-Category Tax paid by the Company for those years will commensurably be diminished. Distributions of profits made with retained profits of those years, therefore, resulted in an effective dividend withholding tax rate of approximately 27.8%. Distributions of profits made with retained earnings of years 2001 and 2002, resulted or will result in an effective dividend withholding tax rate of approximately 23.52% and 22.62%, respectively. For year 2003 the effective dividend withholding tax is approximately 21.69%.

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

    Capital Gains

    Gains from the sale or exchange of ADS by a foreign holder (or ADRs evidencing ADS) outside of Chile will be deemed foreign source income, not subject to Chilean taxation. Gains from the sale or exchange of ADS by a Chilean resident outside of Chile will be deemed a foreign source income but subject to taxation in Chile as Chilean residents are subject to taxes in Chile on their worldwide income.

    The deposit and withdrawal of Common Stock in exchange for ADSs is not subject to Chilean taxation. Taxation, if any, will be triggered at the time Common Stocks are sold. The tax basis of shares of Common Stock received in exchange for ADS for capital gains tax assessment will be the acquisition cost of the shares. The acquisition cost of the shares delivered to any holder upon surrender of ADSs shall be the highest reported sales price of the shares on the Santiago Stock Exchange for the day on which the transfer of the shares is recorded under the name of the holder. Consequently, the conversion of ADS into shares of Common Stock and the immediate sale of the shares for the value established under the Deposit Agreement, as amended, would normally not generate a capital gain subject to taxation in Chile.

    If a capital gain is recognized on a sale or exchange of shares of Common Stock acquired by purchase or upon surrender of ADSs (as distinguished from sales or exchanges of ADS abroad representing such shares) made by a foreign or Chilean resident or domiciled holder, such gain will be deemed a non taxable event provided that the requirements of Article 18 ter of the Chilean Income Tax Law are met. Article 18 ter was introduced to the Chilean Income Tax Law by Law Nº 19,768 which was published in the Official Gazette on November 7, 2001. The requirements of Article 18 ter of the Chilean Income Tax Law are: (i) the share at the time of sale must have a market presence. In case the market presence of the share was lost, the sale must be made within the following 90 days after the loss of the share’s market presence; (ii) the share must have been acquired and sold after April 19, 2001; and, (iii) the acquisition and sale must have been made, amongst others, in a Chilean stock exchange market or in a foreign stock exchange market authorized by the Chilean Superintendency of Securities.

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

    Accordingly, provided that the deposit and withdrawal of the ADRs in exchange of shares of Common Stock is made after April 19, 2001 and that such shares of Common Stock are sold in a Chilean exchange stock market having a market presence at the time of sale, any capital gain made on such sale will be deemed a non taxable event under Article 18 ter of the Chilean Income Tax Law. In case the sale is made within the following 90 days after the loss of the share’s market presence only a portion of the capital gain made will be considered as a non taxable event.

    In case the requirements of Article 18 ter are not met and a capital gain is realized at the time of the sale of Common Stock, such capital gain, made either by a foreign holder or by Chilean resident holder, will be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either (i) the foreign holder has held the Common Stock for less than one year since exchanging ADS for the Common Stock, or (ii) the foreign holder acquired and disposed of the Common Stock in the ordinary course of its business or as a habitual trader of shares. In all other cases, gain on the disposition of Common Stock will be subject exclusively to the First-Category Tax (presently imposed at a rate of 17%), and no Withholding Tax will apply.

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

    U.S. Federal Income Taxes

    The following discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership, and disposition of the ADS or shares of Common Stock. However, it is not a full description of all tax considerations that may be relevant to a decision related to the ADS or shares of Common Stock. The discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change.

    The U.S. federal income tax treatment of a U.S. Holder (as defined below) of ADS or shares of Common Stock may vary depending upon its particular situation. Certain U.S. Holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons holding offsetting position in respect of the ADSs or shares of Common Stock, broker-dealers and persons owning, directly or indirectly, 10% or more of the voting shares of the Company) may be subject to special rules not discussed below. The following summary is limited to U.S. Holders who hold the ADS or shares of Common Stock as “capital assets” within the meaning of Section 1221 of the Code. The discussion below also does not address the effect of any state or local tax law on a U.S. Holder of the ADS or shares of Common Stock. In addition, unless otherwise stated, the following discussion assumes that the Company is not currently, and will not in the future be, classified as a “passive foreign investment company” (“PFIC”) within the meaning of the Code.

    As used herein, the term “U.S. Holder” means a holder of ADS or shares of Common Stock that is (i) an individual who is a citizen or resident of the United States, (ii) a partnership, corporation, or other entity organized in or under the laws of the United States or any state thereof, (iii) an estate that is subject to U.S. federal income taxation without regard to the source of its income, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and (2) one or more United States persons have the authority to control all substantial decisions of the trust. The term “Non-U.S. Holder” refers to any holder of ADS or shares of Common Stock other than a U.S. Holder.

    For U.S. federal income tax purposes, holders of ADS (or ADRs evidencing ADS) generally will be treated as the owners of the Common Stock represented by those ADS.

    Cash Dividends and Other Distributions

    For U.S. federal income tax purposes, the gross amount of a distribution with respect to ADS or shares of Common Stock will include the net amount of any Chilean tax withheld (i.e., the Withholding Tax reduced by any credit for First-Category Tax paid), and will be treated as a dividend on the date of receipt by the Depositary or the U.S. Holder of such shares, respectively, to the extent of the Company’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions, if any, in excess of such current and accumulated earnings and profits as determined for U.S. federal income tax purposes will constitute a non-taxable return of capital to a U.S. Holder and will be applied against and reduce such U.S. Holder’s tax basis in such ADS or shares of Common Stock. To the extent that such distributions are in excess of such basis, the distributions will constitute capital gain. U.S. Holders that are corporations will not be allowed a deduction for dividends received in respect of distributions on ADS or shares of Common Stock. For tax years through 2008, individual U.S. Holders are generally subject to a minimum tax rate on dividends equal to 15%, which corresponds to the maximum tax rate for long-term capital gains. However, under current legislation, for tax years beginning after December 31, 2008, dividends will be taxed at the same rate as other items of ordinary income, which will exceed the tax rate for long-term capital gains. U.S. Holders should consult their personal tax advisors to determine the applicability of the 15% rate for dividends, if any, paid to them.

    If a dividend distribution is paid with respect to ADS or shares of Common Stock in Chilean pesos, the amount includable in income will be the U.S. dollar value, on the date of receipt by the Depositary or the U.S. Holder of such shares of Common Stock, respectively, of the Chilean pesos amount distributed. Any subsequent gain or loss in respect of such Chilean pesos arising from exchange rate fluctuations will generally be ordinary income or loss for U.S. Holders, although under certain limited circumstances may be capital gain or loss. If the Depositary converts the Chilean pesos to U.S. dollars on the date it receives such pesos, U.S. Holders will not recognize any such gain or loss.

    Subject to the limitations and conditions set forth in the Code, U.S. Holders may elect to claim a credit against their U.S. federal income tax liability for the net amount of any Chilean tax withheld (i.e., the Withholding Tax reduced by any credit for First-Category Tax paid) from dividends received in respect of the ADS or shares of Common Stock. Dividends generally will constitute non-U.S. source “passive income” or “financial services income” for U.S. federal income tax purposes. The rules relating to the determination of the foreign tax credit are complex and prospective purchasers should consult their personal tax advisors to determine whether and to what extent they would be entitled to such credit. U.S. Holders that do not elect to claim foreign tax credits may instead claim a deduction for Chilean tax withheld.

    A Non-U.S. Holder of ADS or shares of Common Stock generally will not be subject to U.S. federal income tax on dividends received on Common Stock or ADS, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

    Capital Gains

    The sale or other disposition of ADS or shares of Common Stock (or preemptive rights with respect to such shares) will generally result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s tax basis in such ADS or shares of

Common Stock. The U.S. Holder’s initial tax basis in the ADS or shares of Common Stock will be such Holder’s cost for the ADS or shares of Common Stock. Gain or loss upon the sale or other disposition of ADS or shares of Common Stock will be long-term or short-term capital gain or loss, depending on whether the ADS or shares of Common Stock have been held for more than one year. However, as discussed under the heading “Chile-Capital Gains,” gain realized from a sale or other disposition of share of Common Stock by a U.S. Holder, unlike gain realized from a sale or disposition of ADS, could be taxable in Chile. Because U.S. taxpayers generally may only take a foreign tax credit against the U.S. federal income tax liability in respect of non-U.S. source income, in the case of gain realized from the sale or other disposition of shares of Common Stock, a U.S. Holder may not be able to use the foreign tax credit for Chilean tax imposed on that gain (because such gain would generally be U.S. source for U.S. federal income tax purposes) unless such U.S. Holder can apply such foreign tax credit against its U.S. federal income tax liability in respect of non-U.S. source income.

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

    If the Company were classified as a PFIC for a taxable year, unless a U.S. Holder made a timely qualified electing fund (“QEF”) election, a portion of distributions made by the Company (including distributions attributable to prior taxable years) to such U.S. Holder could be subject to current tax as ordinary income (at the highest applicable effective rates) plus an interest charge. Gain on the sale or disposition of ADS or shares of Common Stock would be subject to the same tax treatment.

    A U.S. Holder making a QEF election with respect to the Company generally would not be subject to these rules, but, rather, would pay tax on his pro rata share of the Company’s ordinary earnings and net capital gains for each taxable year it holds ADS or shares of Common Stock regardless of whether the U.S. Holder received any distribution with respect to the ADS or shares of Common Stock.

    Backup Withholding and Information Reporting

    Dividends paid to a U.S. Holder that does not establish an exemption, and proceeds from such a U.S. Holder’s sale or other disposition of, ADS or shares of Common Stock may have to be reported to the U.S. Internal Revenue Service (“IRS”). Such payments may also be subject to a backup withholding tax unless the U.S. Holder (i) provides an accurate taxpayer identification number and otherwise complies with the requirements of the backup withholding rules or (ii) otherwise establishes an exemption.

    Subject to certain certification requirements, dividends paid to a Non-U.S. Holder on, and proceeds from a Non-U.S. Holder’s sale or other disposition of, ADS or shares of Common Stock will generally not have to be reported to the IRS and will not be subject to backup withholding tax.

    The backup withholding currently applies at a rate of 28%.

    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Holder’s U.S. federal income tax liability if the required information is furnished to the IRS.

G. Documents on Display

    The Company files reports and other information with the Securities and Exchange Commission (the “SEC”). Any documents that the Company files with the SEC may be read and copied at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; and 500 Madison Street, Suite 1400, Chicago, Illinois 60661.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The Company’s principal line of business is the production and bottling of wine for sale both domestically and internationally. The principal exposures to market risks faced by the Company are interest rate risk, foreign currency exchange rate risk and risk of fluctuations in the price of raw materials.

Interest Rate Risk

    The Company’s exposure to interest rate risk relates to its debt obligations. As of December 31, 2003 and 2002 the Company’s total long-term interest-bearing debt amounted to Ch$20,094 million and Ch$14,496 million respectively, of which, as of December 31, 2003, approximately 95% was variable-rate debt and 5% was fixed-rate debt. Of the Company’s floating-rate debt, which totaled Ch$19,049 million, 23% was denominated in foreign currency (Dollar or Euros) and tied to LIBOR and the other 77% was denominated in Chilean pesos. The Company has not used any type of financial instruments to minimize interest rate risk exposure but is considering hedging as a means to mitigate this risk.

    The fair market value of long-term debt at December 31, 2003 is approximately the value at which it is presented in the consolidated financial statements and, as noted above, consists primarily of variable rate debt (average of 2.8%) with maturities through 2008.

    The following table lists the cash flows related to interest payments, amortization of debt obligations and related interest rates by fiscal year maturing with respect to the Company’s debt obligations. Variable rates disclosed represent the weighted average rates of the portfolio at year-end.

Interest Bearing Debt As of December 31, 2003
(in million of Ch$)
Expected Maturity Date

Long-Term Debt Variable Rate	Average Interest Rate	2005 Mn.Ch$	2006 Mn.Ch$;	2007 Mn.Ch$	2008 and Thereafter Mn.Ch$	Total Mn.Ch$	Fair Value Long-Term Debt

Dollar	2.00%	1,188	-	-	-	1,188	1,188
Ch$	3.06%	2,810	-	-	-	2,810	2,810
Ch$(UF)	2.77%	5,091	-	-	6,768	11,859	11,859
Euro	3.20%	1,064	1,064	1,064	-	3,192	3,192

Total		10,153	1,064	1,064	6,768	19,049	19,049

FixedRate

UF(Leasing)	5,70%	229	229	204	383	1,045	1,045
Total		229	229	204	383	1,045	1,045

Exchange Rate Risk

    The Company’s export sales are primarily denominated in U.S. dollars, except for certain export sales to Canada and Europe, where prices are denominated in Canadian dollars, Sterling Pounds and Euros. Sales of the Company’s Argentine subsidiaries are denominated in Argentine pesos. During 2003 and 2002, 74.6% and 70.8%, respectively, of the Company’s total revenues were related to export sales. As a result of these transactions, the Company’s financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products.

    In addition a proportion of the Argentine subsidiaries’ assets is valued in Argentine pesos and would therefore be affected by devaluation of the local currency. Given the present situation in Argentina, it is not economically feasible to purchase financial instruments that either eliminate or mitigate country risk. In the income statements as of December 31, 2003 and 2002, the Company recognized Ch$508 million and Ch$3,023 million of losses from the conversion of the financial statements of the subsidiaries in Argentina and the depreciation of the Argentine peso.

    To mitigate the short-term effect of changes in currency exchange rates on the Company’s functional currency based sales, since 1993, the Company has adopted a policy of attempting to balance U.S. dollar denominated assets and liabilities to minimize its exposure to U.S. dollar – Chilean peso exchange rate risks. To this end, the Company from time to time enters into forward exchange agreements as a way of reducing risks.

    As of December 31, 2003, the Company held U.S. dollar forwards amounting to US$19.5 million, in euros amounting EUR7.0 million and in sterling pounds for GBP1.6 million which expired during 2004.

    The following table lists the assets and liabilities that are subject to foreign exchange fluctuations.

Assets and Liabilities Subject to Foreign Exchange Fluctuation
As of December 31, 2003
(in million of Ch$)

	US$	Euro	GBP	CAD

Cash	684	123	160	-
Accounts and Notes Receivable	16,250	5,798	5,669	1,504
Fixed Assets Argentina	9,199	-	-	-
Other Assets	699	938	94	16
Total Assets	26,832	6,858	5,924	1,520

Current Liabilities	14,444	3,209	1,121	304
Long-Term Liabilities	2,078	3,193	-	-
Forwards	11,579	5,215	1,690	-
Total Liabilities	28,102	11,617	2,810	304

Exchange Rate	593.80	744.95	1,056.21	459.53

Commodity Price Risk

    The Company relies on outside vineyards for supplies of grapes and bulk wine. Grapes purchased from outside vineyards are subject to fluctuation in price and quality and generally cost more than grapes from the Company’s vineyards.

    In 2003 and 2002, approximately 70% and 65%, respectively, of the grapes used in the production of its premium, varietal, varietal blends and sparkling wines was purchased by the Company from independent growers in Chile. Additionally, in 2003, the Company purchased the grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company. Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    To our knowledge, no one has (i) materially modified the instruments defining the rights of our shareholders or (ii) materially modified or qualified the rights evidenced by our registered securities by issuing or modifying any other class of securities.

ITEM 15: CONTROLS AND PROCEDURES

    The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this annual report. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures of the Company are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. There have been no significant changes in the Company’s internal controls or other factors that could significantly negatively affect internal controls subsequent to the date of their evaluation.

ITEM 16.A: AUDIT COMMITTEE FINANCIAL EXPERT

    Under Chilean law, the Company is not required to have an audit committee financial expert (within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002) serving on its audit committee. However, pursuant to Chilean regulations, we have a directors’ committee with duties and responsibilities that are similar to those of an audit committee. See “Item 6. Directors, Senior Management and Employees.” The board of directors believes that the Directors’ Committee has the necessary financial expertise and experience to perform its functions.

ITEM 16.B: CODE OF ETHICS

    As of June 2004, the Company has disclosed its code of ethics to reflect SEC rules and other proposed regulations that were adopted by our board of directors, officers and employees. All of our officers and employees accepted the provisions of the code of ethics, which governs the actions of everyone who works for the Company, including the employees of our subsidiaries. Our code of ethics deals primarily with the following issues:

  Duties of managers and personnel;

  Conflict of interests;

  Use of property and information;

  Privileged information;

  Independence;

  Communications and certificates,

  Fair behavior;

  Compliance with environment, health and safety laws and regulations.

A copy of our code of ethics is available on our website (www.conchaytoro.com).

ITEM 16.C: PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

    Deloitte & Touche acted as our independent auditor for fiscal year ended December 31, 2003, and Ernst & Young was our auditor for fiscal year ended December 31, 2002. The table below sets forth the total amount billed to the Company, for services performed in years 2003 and 2002, and breaks down these amounts by category of service.

Deloitte & Touche

Total Fees 2003 Th.Ch$
Audit Fees[1]	8,460
Total	8,460

Ernst & Young

Total Fees 2002 Th.Ch$
Audit Fees[2]	44,822
Tax Fees[3]	15,191
All Other Fees[4]	11,574
Total	71,587
1	These are fees billed during 2003, for the audit of the consolidated financial statements of the Company and its subsidiaries for the year 2003 only.
2	These are fees billed in 2002 and 2003 corresponding to services provided to the Company and its Argentine and U.K. subsidiaries for the year 2002.
3	These fees relate to the review of the Company’s corporate tax liability and the review of additional tax documentation.
4	All other fees primarily relate to advisory services in the form of agreed upon procedures on statutory reports of related party transactions.

Pre-approval Policies and Procedures

    Chilean law states that public companies are subject to “pre-approval” requirements under which all audit and nonaudit services provided by the independent auditor must be pre-approved by the Directors’ Committee. In our case, our Directors’ Committee approves all audit, audit-related services, tax services and other services provided by Deloitte & Touche Sociedad de Auditores y Consultores Ltda. Any services to be provided by independent auditors that are not specifically included within the scope of the audit must be pre-approved by the Directors’ Committee prior to any engagement.

ITEM 16.D: EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

    None.

ITEM 16.E: PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

    None.

ITEM 17: FINANCIAL STATEMENTS

    See Item 18 — “Financial Statements.”

ITEM 18: FINANCIAL STATEMENTS

Financial Statements:

    The following financial statements, together with the report of Deloitte & Touche thereon, are filed as part of this Annual Report:

ITEM 19:.EXHIBITS

List of Exhibits

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

2.1*

Form of Deposit Agreement among the Company, The Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, filed as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

2.2*

Form of Foreign Investment Contract among the Company, The Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADS and ADRs (with English translation), filed as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

2.3*	Central Bank of Chile Chapter XXVI, filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.1*

Agency Agreement dated as of August 31, 1993 between the Company and Banfi Products Corporation, filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.2*

English Translation of Powers of Attorney granted by the Board of Directors of Inversiones Totihue S.A.to Family Principal Shareholders filed as Exhibit 3.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.3*

English Translation of Powers of Attorney granted by the Board of Directors of Rentas Santa Bárbara S.A. to Family Principal Shareholders filed as Exhibit 33 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.4*

English Translation of Shareholders Agreement, dated August 20, 1999, entered into by Guilisasti family and other affiliated parties relating to, among others, the transfer and voting of Common Stock filed as Exhibit 3.4 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1999.

4.1*

English Translation of the Shareholders’ Agreement, dated June 30, 1997, entered into by Viña Concha y Toro S.A. and Baron Philippe de Rothschild, relating to the creation of Viña Almaviva S.A. filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

4.2*

English Translation of the Shareholders’ Agreement, dated November 15, 2000, entered into by Viña Concha y Toro S.A. and Amorim & Irmaos, S.G.P.S. S.A. relating to, among others, the transfer and voting of common stock and the management and administration of Industria Corchera, S.A. filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that we explicitly incorporate it by reference.)

13.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that we explicitly incorporate it by reference.).

*Previously filed.

SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIÑA CONCHA Y TORO S.A. Registrant

By: /s/ Eduardo Guilisasti G ________________________________ Name: Eduardo Guilisasti G. Title: Gerente General/ General Manager (Chief Executive Officer) Date: July 15, 2004

By: /s/ Osvaldo Solar V
________________________________
        Name: Osvaldo Solar V.
        Title: Gerente de Administración y Finanzas/
                  Administration and Financial Manager
                  (Chief Financial Officer)

        Date: July 15, 2004

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	The UF (Unidad de Fomento) is an inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8 Y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cI

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
   Viña Concha y Toro S.A.

We have audited the accompanying consolidated balance sheet of Viña Concha y Toro S.A. and subsidiaries (the “Company”) as of December 31, 2003, and the related consolidated statement of income, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

Our audit also comprehended the translation of constant Chilean peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. z). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Santiago, Chile
February 27,2004
(except for Notes 31 and 37 as to which the date is July 5, 2004)

Una firma miembro de Deloitte Touche Tohmatsu

Report of Independent Auditors

To the Board of Directors and Shareholders of
Viña Concha y Toro S.A. and subsidiaries:

We have audited the accompanying consolidated balance sheets of Viña Concha y Toro S.A. and subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board ( United States ) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from U.S. generally accepted accounting principles (see Note 37 to the consolidated financial statements).

ERNST & YOUNG LIMITADA Santiago , Chile February 21, 2003 (except for Note 37, for which the date is May 30, 2003)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Adjusted for general price-level changes)
_______________

		As of December 31,

	Note	2002	2003	2003

ASSETS		ThCh$	ThCh$	ThUS$
				Note 2(z)
Current assets:
Cash		2,321,082	2,433,664	4,098
Time deposits	33	1,061,865	-	-
Marketable securities, net	4	131,711	389	1
Accounts receivable, net	5	37,172,159	38,760,016	65,275
Notes receivable, net	5	1,882,655	2,327,400	3,920
Other accounts receivable	5	845,565	1,137,590	1,916
Amounts due from related companies	6	582,366	492,148	829
Inventories, net	7	35,022,658	41,740,044	70,293
Income taxes recoverable	8	1,930,698	3,536,563	5,956
Prepaid expenses	34	6,816,146	7,166,162	12,068
Deferred income taxes	8	1,241,898	1,126,068	1,896
Other current assets	9	-	1,658,569	2,793

Total current assets.		89,008,803	100,378,613	169,045

Property, plant and equipment:	10
Land		17,928,019	19,015,107	32,023
Buildings and infrastructure		78,373,235	90,844,081	152,988
Machinery and equipment		31,535,958	33,236,249	55,972
Other fixed assets		9,286,846	10,319,091	17,378
Revaluation from fixed asset technical appraisal		3,586,288	3,530,479	5,945
Less: Accumulated depreciation		(39,467,563)	(46,980,894)	(79,119)

Total Property, plant and equipment, net		101,242,783	109,964,113	185,187

Other assets:
Investments in related companies	11	4,895,181	5,742,383	9,671
Investments in other companies	12	267,238	274,845	463
Goodwill, net	13	1,236,217	1,156,982	1,948
Long-term accounts receivable		7,070	7,074	12
Intangibles	14	688,225	1,025,510	1,727
Accumulated amortization	14	(117,004)	(182,697)	(308)
Other assets		-	6,000	10

Total other assets.		6,976,927	8,030,097	13,523

Total assets		197,228,513	218,372,823	367,755

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Adjusted for general price-level changes)
_______________

		As of December 31,

	Note	2002	2003	2003

LIABILITIES AND SHAREHOLDERS’ EQUITY		ThCh$	ThCh$	ThUS$
				Note 2(z)
Current liabilities:
Short-term debt due to banks and financial institutions	15	8,777,561	14,041,322	23,647
Current portion of long-term debt due to banks and financial institutions	15	11,006,165	8,659,365	14,583
Current portion of bonds payable	18	654,965	-	-
Long-term liabilities with maturities within one year		106,493	495,214	834
Dividends payable		1,101,237	1,233,297	2,077
Accounts payable		12,054,841	11,891,116	20,025
Notes payable		1,237,181	1,357,033	2,285
Other payables		511,367	994,823	1,675
Amounts payable to related companies	6	2,186,600	2,530,800	4,262
Accrued expenses	19	8,059,351	11,726,899	19,749
Withholdings		1,580,775	2,052,181	3,456
Income taxes payable	8	107,261	-	-
Deferred revenue		42,135	47,121	79
Other current liabilities	16	113,585	14,282	25

Total current liabilities		47,539,517	55,043,453	92,697

Long-term liabilities:
Due to banks and financial institutions	17	13,659,818	19,049,460	32.081
Bonds payable		-	-	-
Long-term notes payables		168,736	-	-
Miscellaneous payables		906,007	888,892	1,497
Amounts payable to related companies	6	2,177,388	890,700	1,500
Accrued expenses	20	574,937	595,391	1,003
Deferred income taxes	8	3,265,320	3,666,971	6,175
Other long-term liabilities		-	-	-

Total long-term liabilities		20,752,206	25,091,414	42,256

Commitments and contingencies	28

Minority interest	21	70,038	74,684	126

Shareholders’ equity:
Paid-in capital, no par value	22	42,120,363	42,120,363	70,934
Additional paid-in capital – share premium	22	4,914,902	4,914,902	8,277
Other reserves	22	9,154,484	6,780,038	11,418
Reserve for future dividends	22	59,562,022	69,406,258	116,885
Net income for the year	22	16,475,133	18,583,807	31,296
Less: Provisional Dividends	22	(3,360,152)	(3,642,096)	(6,134)

Total shareholders' equity		128,866,752	138,163,272	232.676

Total liabilities and shareholders' equity		197,228,513	218,372,823	367,755

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Adjusted for general price-level changes)
_______________

		Year ended December 31,

	Note	2001	2002	2003	2003

		ThCh$	ThCh$	ThCh$	ThUS$
Operating income:					Note 2(z)

Sales	35	116,140,439	129,603,738	153,344,000	258,242
Cost of sales		(73,115,121)	(79,031,416)	(94,333,383)	(158,864)

Gross profit		43,025,318	50,572,322	59,010,617	99,378
Administrative and selling expenses	.	(24,175,962)	(29,857,421)	(36,947,822)	(62,223)

Operating income		18,849,356	20,714,901	22,062,795	37,155

Non-operating income and expenses:
Interest income		130,383	109,304	40,367	68
Equity participation in net income of related companies	11	582,597	768,649	918,587	1,547
Other non-operating income	23	2,051,229	1,772,725	390,257	657
Equity participation in net losses of related companies	10	(8,381)	-	-	-
Goodwill amortization	13	(85,397)	(82,244)	(79,235)	(133)
Interest expense		(2,219,077)	(1,097,645)	(977,244)	(1,646)
Other non-operating expenses	23	(162,898)	(187,433)	(921,202)	(1,552)
Price-level restatement, net	24	(885,167)	(260,703)	(225,825)	(380)
Foreign exchange losses, net	25	(1,692,473)	(2,243,354)	747,655	1,259

Non-operating expenses, net		(2,289,183)	(1,220,701)	(106,640)	(180)

Income before income taxes and minority interest		16,560,173	19,494,200	21,956,155	36,975
Income taxes	8	(2,791,698)	(3,008,444)	(3,367,628)	(5,671)

Income before minority interest	.	13,768,475	16,485,756	18,588,527	31,304
Minority interest	20	(6,647)	(10,623)	(4,720)	(8)

Net income for the year		13,761,828	16,475,133	18,583,807	31,296

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Adjusted for general price-level changes)
_______________

	Paid-in Capital	Additional paid-in capital	Other Reserves	Reserves for future dividends	Provisional Dividends	Net income for the year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Balance as of January 1, 2001	39,271,261	4,582,449	7,869,190	40,095,586	(2,819,725)	13,023,668	102,022,429
2000 net loss distribution	-	-		10,203,943	2,819,725	(13,023,668)	-
Dividends declared	-	-		(2,402,031)	-	-	(2,402,031)
Foreign currency translation adjustment	-	-	282,859	-	-	-	282,859
Price-level restatement	1,217,409	142,055	243,945	1,489,627	(72,493)	-	3,020,543
Net income for the year	-	-	-	-		13,228,711	13,228,711
Interim Dividends	-	-	-	-	(3,020,517)	-	(3,020,517)

Balance as of December 31, 2001	40,488,670	4,724,504	8,395,994	49,387,125	(3,093,010)	13,228,711	113,131,994
Balance as of December 31, 2001 restated to constant Chilean Pesos as of December 31, 2003	42,120,363	4,914,901	8,734,353	51,377,426	(3,217,658)	13,761,828	117,691,213

Balance as of January 1, 2002	40,488,670	4,724,505	8,395,994	49,387,125	(3,093,010)	13,228,711	113,131,995
2001 net loss distribution	-	-	-	10,135,701	3,093,010	(13,228,711)	-
Dividends declared	-	-	-	(2,272,579)	-	-	(2,272,579)
Foreign currency translation adjustment	-	-	415,972	-	-	-	415,972
Price-level restatement	1,214,660	141,735	251,880	1,722,052	(90,615)	-	3,239,712
Net income for the year	-	-	-	-	-	16,312,013	16,312,013
Interim Dividends	-	-	-	-	(3,236,268)	-	(3,236,268)

Balances as of December 31, 2002	41,703,330	4,866,239	9,063,846	58,972,299	(3,326,883)	16,312,013	127,590,844
Balance as of December 31, 2002 restated to constant Chilean Pesos as of December 31, 2003	42,120,363	4,914,902	9,154,484	59,562,022	(3,360,152)	16,475,133	128,866,752

Balance as of January 1, 2003	41,703,330	4,866,239	9,063,846	58,972,299	(3,326,883)	16,312,013	127,590,844
2002 net income (loss) distribution	-	-	-	12,985,130	3,326,883	(16,312,013)	-
Dividends declared	-	-	-	(3,293,802)	-	-	(3,293,802)
Foreign currency translation adjustment	-	-	(2,374,446)	-	-	-	(2,374,446)
Price-level restatement	417,033	48,662	90,638	742,631	25,674	-	1,324,638
Net income for the year	-	-	-	-	-	18,583,807	18,583,807
Interim Dividends	-	-	-	-	(3,667,770)	-	(3,667,770)
Balances as of December 31, 2003	42,120,363	4,914,902	6,780,038	69,406,258	(3,642,096)	18,583,807	138,163,272

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Adjusted for general price-level changes)
_______________

	Year Ended December 31

	2001	2002	2003	2003

	ThCh$	ThCh$	ThCh$	ThUS$
				Note 2(z)
Cash flows from operating activities:
Received from customers	130,020,165	186,895,163	158,370,784	266,707
Interest received	137,418	55,788	79,378	134
Dividends and other distributions received	15,642	11,145	19,008	32
Other income received	581,485	1,506,426	7,957,808	13,401
Payments to suppliers and personnel	(102,338,358)	(163,298,033)	(140,194,629)	(236,097)
Interest paid	(2,608,763)	(1,339,188)	(612,310)	(1,031)
Income taxes paid	(656,559)	(2,580,157)	(3,826,886)	(6,445)
Payment of other expenses	(524,017)	(961,011)	(253,421)	(427)
V.A.T. and others taxes paid	(2,906,402)	(990,915)	(5,903,077)	(9,941)

Net cash provided by operating activities	21,720,611	19,299,218	15,636,655	26,333

Cash flows from financing activities:
Bank financing	33,410,447	22,619,193	28,453,533	47,918
Dividends paid	(5,701,160)	(5,464,314)	(6,799,702)	(11,451)
Payment of bank financing	(38,563,931)	(29,761,426)	(19,818,407)	(33,376)
Payment of loans obtained from related companies	(571,730)	(605,839)	(668,538)	(1,126)

Net cash provided by (used in) financing activities	(11,426,374)	(13,212,386)	1,166,886	1,965

Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	1,441,689	1,520,678	223,219	376
Additions to property, plant and equipment	(9,948,543)	(5,618,088)	(17,034,888)	(28,688)
Payment of capitalized interest	(758,390)	(463,645)	(57,666)	(97)
Permanent investments	(1,004,738)	(549,036)	(535,826)	(902)
Other investment income	-	-	67,983	114
Other investment disbursements	(219,682)	(372,704)	(68,053)	(115)

Net cash used in investing activities	(10,489,664)	(5,482,795)	(17,405,231)	(29,312)

Positive (negative) net cash flow for the year	(195,427)	604,037	(601,690)	(1,014)

Effect of price-level restatement on cash and cash equivalents	25,267	124,361	(478,915)	(806)

Net increase (decrease) in cash and cash equivalents	(170,160)	728,398	(1,080,605)	(1,820)

Cash and cash equivalents beginning of year	2,956,031	2,785,871	3,514,269	5,918

Cash and cash equivalents end of year	2,785,871	3,514,269	2,433,664	4,098

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Adjusted for general price-level changes)
_______________

	Year Ended December 31

	2001	2002	2003	2003

	ThCh$	ThCh$	ThCh$	ThUS$
				Note 2(z)
Reconciliation of net income to net cash provided by operating activities:
Net income for the year	13,761,828	16,475,133	18,583,807	31,296
Net gain on sales of property, plant and equipment	(1,307,175)	(1,425,238)	(254,130)	(428)

Charges (credits) to income which do not represent cash flows:	12,990,694	12,731,026	7,287,863	12,273
Depreciation	6,012,657	5,680,179	7,070,800	11,908
Amortization of intangibles	38,541	53,708	65,693	111
Write-offs	1,857,025	1,122,971	1,523,766	2,566
Equity participation in income of related companies	(582,597)	(768,649)	(918,587)	(1,547)
Equity participation in losses of related companies	8,381	-	-	-
Amortization of goodwill	85,398	82,244	79,235	133
Price-level restatement, net	885,167	260,703	225,825	380
Deferred taxes	2,791,698	-	517,481	871
Minority interest	6,647	10,623	4,720	8
Foreign currency translation, net	1,692,473	2,243,354	(747,655)	(1,259)
Other credits to income which do not represent cash flows	(222,852)	(780,191)	(27,741)	(47)
Other charges to income which do not represent cash flows	418,156	4,826,084	11,807	20

Changes in assets which affect cash flows:	(2,020,666)	(7,730,145)	(9,613,143)	(16,189)
Decrease (increase) in trade receivables	(2,755,959)	(5,616,913)	103,378	174
Decrease (increase) in inventory	2,994,106	(1,572,164)	(7,258,181)	(12,223)
Decrease (increase) in other assets	(2,258,813)	(541,068)	(2,458,340)	(4,140)

Changes in liabilities which affect cash flows:	(1,704,070)	(751,558)	(367,742)	(619)
Increase (decrease) in accounts payable associated with operating results	1,664,447	(1,708,036)	(1,257,727)	(2,118)
Increase (decrease) in interest payable	(489,585)	(215,529)	228,296	384
Increase (decrease) in income tax payable	(934,516)	(795,439)	(639,006)	(1,076)
Increase (decrease) in other accounts payable associated with non-results	(1,240,266)	2,182,934	326,212	550
Net increase in value added tax and other accounts payable	(704,150)	(215,488)	457,002	770

Net cash flows provided by operating activities	21,720,611	19,299,218	15,636,655	26,333

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 1 - Registration of Securities

Viña Concha y Toro S.A. is a corporation organized under the laws of the Republic of Chile registered and subject to the supervision of the Chilean Superintendency of Securities and Insurance (“SVS”) and the Securities and Exchange Commission (“SEC”) of the United States. The Company is a producer and exporter of wines in Chile. It is a vertically integrated company that is involved at every stage of the production and marketing of wine. It manages its own vineyards, vinification and bottling plants and has an extensive distribution network for wines.

Note 2 - Summary of Significant Accounting Principles

a)

Periods covered

These financial statements reflect the Company’s financial positions as of December 31, 2002 and 2003, and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years ended December 31, 2001, 2002 and 2003, respectively.

b)

Basis for consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile and the accounting regulations of the SVS (collectively “Chilean GAAP”). The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of Viña Concha y Toro S.A. (the "Parent Company") and subsidiaries. The Parent Company and its subsidiaries are referred to as the "Company". All intercompany balances and transactions have been eliminated in consolidation. In addition, the participation of minority shareholders has been recognized and shown as minority interest.

The consolidated financial statements for the years 2001, 2002 and 2003 include the following subsidiaries:

Company	Ownership interest As of December 31,

	2002			2003

	Direct	Indirect	Total %	Direct %	Indirect %	Total %
Comercial Peumo Ltda.	0.00	100.00	100.00	0.00	100.00	100.00
Sociedad Exportadora y Comercial Oneworldwine Ltda.	99.00	0.00	99.00	99.00	0.00	99.00
Sociedad Exportadora y Comercial Viña Maipo Ltda.	0.00	100.00	100.00	0.00	100.00	100.00
Transportes Viconto Ltda.	0.00	100.00	100.00	0.00	100.00	100.00
Viña Cono Sur S.A.	0.00	100.00	100.00	0.00	100.00	100.00
Trivento Bodegas y Viñedos S.A.	0.00	100.00	100.00	0.00	100.00	100.00
Distribuidora Peumo Argentina S.A.	0.00	100.00	100.00	0.00	100.00	100.00
Concha y Toro UK Limited	99.00	1.00	100.00	99.00	1.00	100.00
Villa Alegre S.A.	0.00	75.00	75.00	0.00	75.00	75.00
Inversiones Concha y Toro S.A.	99.98	0.02	100.00	99.98	0.02	100.00
VCT Internacional S.A.	0.00	100.00	100.00	0.00	100.00	100.00

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 2 - Summary of Significant Accounting Principles, continued

c)

Translation of foreign currency financial statements

Financial statements of consolidated foreign subsidiaries have been converted into Chilean pesos in accordance with Technical Bulletin No. 64, “Accounting for Investments Abroad” (“BT 64”), of the Chilean Association of Accountants, as follows:

Financial statements of foreign operations with the Chilean peso as the functional currency are those whose activities are considered an extension of the Chilean operations, and are translated as follows:

  Monetary assets and liabilities are translated at the year-end exchange rate.
  Non-monetary items, primarily property, plant and equipment and shareholders’ equity, are measured using historical exchange rates in effect at the time of the transactions adjusted by changes in the Chilean CPI during the year.
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
  All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the US dollar and the local currency.
  Income and expense accounts are translated at the exchange rate prevailing at the end of the month in which the transactions occur, except for those expenses related to assets and liabilities that have been remeasured at historical exchange rates.
  Any exchange differences are included in the results of operations for the period.

On the Parent Company’s books, price-level restatements based on Chilean inflation are applied to the beginning balance of the investment account and then the participation in the net income of the subsidiary (determined as described above) is recorded. The Parent Company then compares this value to its participation in the equity of the investee as remeasured into US dollars and translated into Chilean pesos. The difference is recorded as an adjustment to the investment account with a corresponding adjustment to the foreign currency translation account in shareholders’ equity.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 2 - Summary of Significant Accounting Principles, continued

d)

Price-level restatement

The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are stated in terms of the general purchasing power of the Chilean peso using changes in the Chilean consumer price index (CPI) as follows:

  Nonmonetary assets, liabilities, and shareholders’ equity accounts are restated in terms of year-end purchasing power.
  Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.
  The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.
  All the accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power of December 31, 2003 (“constant pesos”) applied under the “prior month rule”, as described below, to reflect changes in the CPI from the financial statement dates to December 31, 2003. This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

The general price-level restatements are calculated using the official consumer price index of the Chilean Instituto Nacional de Estadísticas (National Statistics Institute) and are based on the prior month rule, in which the inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction. The CPI index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

The values of the Chilean CPI used for price-level restatement purposes are as follows:

December 31
Year	Index*	Change in index
2001	110.10	3.1%
2002	113.40	3.0%
2003	114.44	1.0%

* Index as of November 30 of each year, under prior month rule described above.

The price-level restated consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 2 - Summary of Significant Accounting Principles, continued

Assets and liabilities denominated “unidades de fomento” (UF - an inflation- indexed, Chilean peso-denominated monetary unit) are presented in Chilean pesos at the following year-end rates (stated in Chilean pesos per foreign currency):

	At December 31
	2001	2002	2003
	Ch$	Ch$	Ch$
UF	16,262.66	16,744.12	16,920.00

e)

Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies are presented in Chilean pesos at the exchange rate at the end of each year published by the Central Bank of Chile. The detail of exchange rates for foreign currencies as of December 2001, 2002 and 2003 is as follows:

	2001	2002	2003
	Ch.$	Ch.$	Ch.$

U.S. dollar	654.79	718.61	593.80
Canadian dollar	410.73	455.62	459.53
Argentine peso	385.17	213.24	202.32
Euros	578.18	752.55	744.95
Australian dollar	334.21	404.78	444.46
British pounds	948.01	1,152.91	1,056.21
Swedish Krone	62.14	82.19	81.93
Japanese yen	5.99	6.07	5.55

f)	Time deposits Time deposits are presented price-level restated principal plus accrued interest. The original maturity dates are less than 90 days.

g)

Marketable securities

Investments in shares are stated at the lower of price-level restated purchased cost or year –end market value; mutual funds are stated at quoted market value at year end, which is considered market value.

h)

Inventories

Inventories of raw materials, materials and supplies are presented at price-level restated cost. These values do not exceed net realizable value.

Bulk wine inventory is stated at weighted average cost plus price level restatement in accordance with Technical Bulletin No. 3 of the Chilean Association of Accountants, which does not exceed net realizable value. Cost of bulk wine is calculated using the absorption costing method, which includes indirect costs incurred during the production process plus direct acquisition or grape production costs.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 2 - Summary of Significant Accounting Principles, continued

h)

Inventories, continued

Finished goods and in-process wine inventories are stated at cost plus price level restatement. Finished goods and in process wine inventories include the cost of purchased grapes and agricultural costs, including overhead for the production of grapes, as well as all direct and indirect costs associated with the wine-making process, including the bottling process.

The Company records a provision for obsolescence based on inventory turnover and/or the evaluation of inventory use.

i)

Prepaid expenses

Prepaid expenses include mainly deferred harvest costs, which are calculated according to the absorption cost method, which includes direct and indirect costs. These costs are charged to the cost of wine once the harvest is completed in the following period.

j)

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

In accordance with Chilean GAAP, in 2002 the Company has evaluated the recovery of the value of its investments abroad (Argentina) in consideration of that established in Technical Bulletins Nos. 33 and 42 issued by the Chilean Association of Accountants. As a result of this evaluation, no impairment adjustments were recorded.

k)

Leased assets

Assets acquired through financial lease agreements are recorded at the present value of each contract, which is calculated by discounting regular installments and the related purchase option at the interest rate included in each respective agreement. Lease payables are recorded net of interest not accrued in the short and long-term portion.

l)

Depreciation

Depreciation is calculated according to the straight-line method based on the estimated useful lives of the different classes of assets and includes depreciation pertaining to fixed asset technical appraisals.

m)

Intangible assets

Intangible assets represent rights or privileges acquired that will benefit the Company’s operations beyond the period in which they were acquired. These refer primarily to water rights and industrial brand name rights, which are amortized over 20 and 10-year periods, respectively in consignation of that established in Technical Bulletin No. 55 by the Chilean Association of Accountants. These assets are presented at restated cost and include other acquisition related costs.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 2 - Summary of Significant Accounting Principles, continued

n)

Investments in related companies

Investments in shares of public and private companies in which the Company exercises significant influence are valued according to the equity method whereby the investment is carried at acquisition cost, plus the Company’s equity in undistributed earnings or losses since acquisition, including the elimination of unrealized gains or losses. Investments in foreign companies have been valued in accordance with the provisions of Technical Bulletin No. 64 issued by the Chilean Association of Accountants.

o)

Investments in other companies

Investments in shares quoted in the Chilean Stock Market in which the Company cannot exercise significant influence are valued at the lower of restated cost and quoted market value of the portfolio at the date of the financial statements.

p)

Goodwill

Goodwill represents the difference between the acquisition cost of shares of related companies and the book value of these investments at the date of the acquisition. These differences are amortized over 5 to 20 years, using the straight – line method.

q)	Bonds payable Bonds are stated at the value of principal outstanding plus accrued interest at the end of each period.

r)

Income and deferred taxes

The Company determines and records its income taxes on an accrual basis based on the net taxable income in conformity with current Chilean tax regulations.

The effects of deferred income taxes are recorded in accordance with Technical Bulletin No. 60 and the complementary technical bulletins thereto Nos. 68, 69, 71 and 73 issued by the Chilean Association of Accountants. Deferred taxes are recorded based on the total amount of temporary differences between the book and tax basis of assets and liabilities. The tax benefits generated by the absorption of tax losses against current year taxable income create deferred taxes in the associated year.

s)

Staff severance indemnities

Severance benefits payable to employees are stated at the present value of the projected obligation attributable to each employee for his accumulated years of services. The liability considers an annual discount rate of 6.86% and an average remaining service period of 15 years.

t)	Vacations The cost of employees’ vacations is recorded on an accrual basis.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 2 - Summary of Significant Accounting Principles, continued

u)

Statement of cash flows

The Company prepares the statement of cash flows using the direct method, considering the balances of cash, bank accounts and financial investments whose original maturity date is less than 90 days and which do not have any material risk of loss in value, as cash and cash equivalents.

Cash flows provided by operating activities include all cash flows related to the Company, also including interest paid, financial income and, in general, all cash flows which are not defined as being part of investing or financial activities. It should be noted that the concept of operations applied in the preparation of this statement is broader than that used in the statement of income.

v)

Revenue recognition

The Company recognizes revenues from sales of its goods and services related to its normal scope of activities upon certainty as to the transfer of significant risk and benefits of the ownership of these assets to the buyer, verifying that the determination of the amount of revenues and associated cost is reliable and when the Company is confident that the economic benefits of the transaction will be received by the Company.

w)

Derivative contracts

The Company has foreign exchange forward contracts that have been designated as hedge instruments against variations in the foreign exchange rate of specific items, and are recorded in accordance with Technical Bulletin No. 57 issued by the Chilean Association of Accountants, “Accounting for derivative Contracts”, which prescribes derivative accounting for hedge and speculative derivative contracts, the types of transactions they may hedge, and based on the above, the accounting treatment of the unrealized/realized gains and losses.

x)

Computer software

Investments in computer programs relate principally to capitalized costs incurred in the implementation of the SAP R/3 system and other complementary or additional programs, which are presented under other fixed assets within property, plant and equipment and which are being amortized, using the straight-line method.

y)

Allowance for doubtful accounts

The Company and its subsidiaries have made allowances for doubtful debtors based on a case-by-case assessment of debtors, considering aging whose overdue balance exceeds six months.

z)

Convenience translation to U.S. dollars

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2003 closing exchange Ch$593.80 per US$1. This translation should not be construed as a representation that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars.

Note 3 - Changes in Accounting Principles

During 2003, there were no changes in accounting principles.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 4 - Marketable Securities

Instrument	As of December 31,

	2002	2003

	ThCh$	ThCh$
Equity securities	389	389
Mutual fund	131,322	-

Total	131,711	389

Shares

Tax Id. No.	Company	No.of Shares	Ownership %	Unit Stock Value	Invest Stock Value	Restated cost

96545490-K	Compañía de Telecomunicaciones de Chile	463	0.0000	2,250	1,042	389

Note 5 - Short-term Receivables

Short-term

Trade accounts receivable

Description	As of December 31,

	2002		2003

	ThCh$	%	ThCh$	%
Trade accounts receivable – export sales, net	28,805,469	77.49	30,290,456	78.15
Trade accounts receivable – domestic sales, net	8,366,690	22.51	8,469,560	21.85

Total trade accounts receivable, net	37,172,159	100.00	38,760,016	100.00

Notes Receivable

Description	As of December 31,

	2002	2003

	ThCh$	ThCh$
Postdated checks, net	1,616,900	1,567,693
Notes receivable, net	2,270	2,248
Notes receivable denominated in foreign currencies	263,485	757,459

Total notes receivable, net	1,882,655	2,327,400

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 5 - Short-term Receivables

Other Accounts Receivable

Description	As of December 31,

	2002	2003

	ThCh$	ThCh$
Receivable from employees	393,540	318,668
Reimbursable amounts	125,278	164,030
Other accounts receivable	326,747	654,892

Total other accounts receivable	845,565	1,137,590

Maturities of short-term receivables are as follows:

	Up to 90 Days		More than 90 days up to 1 year		Total

	2002	2003	2002	2003	2002	2003

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade accounts receivable	34,878,386	37,826,019	2,449,604	1,007,711	37,327,990	38,833,730
Allowance for doubtful accounts	-	-	-	-	(155,831)	(73,714)

Trade accounts receivable, net					37,172,159	38,760,016

Notes receivable	2,050,738	2,388,371	10,103	2,241	2,060,841	2,390,612
Allowance for doubtful accounts	-	-	-	-	(178,186)	(63,212)

Notes receivable, net					1,882,655	2,327,400

Other accounts receivable	845,565	1,137,590	-	-	845,565	1,137,590

Note 6 - Balances and Transactions with Related Companies

Balances and transactions with related companies include all those transactions performed with affiliates. In addition, this note discloses all those significant transactions with related companies, whose total amount exceeds 1% of the Company’s results, as well as operations related to the sale and purchase of shares.

These transactions and loans accrue no interest and loans are adjusted using the variation in the exchange rate for foreign currency, which is mainly, U.S. dollars.

a) Notes and accounts receivable:

	As of December 31,

Company	2002	2003

	ThCh$	ThCh$
Frutícola Viconto S.A.	48,143	9,933
Bodegas y Viñedos Santa Emiliana S.A.	345,977	247,462
Viña Almaviva S.A.	186,423	234,595
Villard Fine Wine S.A.	1,796	-
Comercial Greenwich Ltda.	-	158
Altagracia S.A.	27	-

Total	582,366	492,148

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

b) Notes and accounts payable:

	As of December 31,

	Short-term	Short-term	Long-term	Long-term

Company	2002	2003	2002	2003

	ThCh$	ThCh$	ThCh$	ThCh$
Agrícola Alto de Quitralman Ltda.	1,431	-	-	-
Industria Corchera S.A.	1,582,319	1,585,536	-	-
Importadora y Comercial Huasco S.A.	38,679	52,779	-	-
Forestal Quivolgo S.A.	90,576	146,450	357,527	146,253
Inversiones y Asesorías de Asis Ltda.	723	-	-	-
Asesorías e Inversiones Bombini y Cía Ltda.	8,874	-	-	-
Inversiones Totihue S.A.	244,478	395,291	965,019	394,758
Eduardo Rafael Morandé Montt	23,822	38,518	94,033	38,466
Carmen Montt Luco	23,822	38,518	94,033	38,466
Carmen Gloria Morandé Montt	23,822	38,518	94,033	38,466
Juan Ignacio Morandé Montt	23,822	38,518	94,033	38,466
Catalina Del Rosario Morandé Montt	23,822	38,518	94,033	38,466
Víctor Javier Morandé Montt	23,822	38,518	94,033	38,466
María Verónica Morandé Montt	23,822	38,518	94,033	38,466
José Vicente Morandé Montt	23,822	38,518	94,033	38,466
Eduardo Ignacio Morandé Fernández	25,989	42,019	102,578	41,961
Cotelsa S.A.	2,880	507	-	-
Isabel Gana Morandé	75	74	-	-

	2,186,600	2,530,800	2,177,388	890,700

c) Transactions:

			For the year ended December 31,

Company	Relationship	Type of transaction	2002	(Expense)	2003	(Expense)

			Amount	Income	Amount	Income

			ThCh$	ThCh$	ThCh$	ThCh$
Frutícola Viconto S.A.	Common Mgmt.	Sale of fruit and products	368,220	29,458	296,546	23,724
		Sale of services and others	27,333	27,333	24,463	24,463
		Purchase of raw materials	212,849	-	195,491	-
Bodegas y Viñedos Santa	Common	Sale of raw materials	142,722	-	265,465	-
Emiliana S.A.	Mgmt.	Sale of services and others	3,736,081	499,040	3,356,823	580,999
		Purchase of raw materials	323,498	-	812,310	-
		Purchase of services and other purchases	382,273	(382,273)	366,449	(366,449)
Industria Corchera S.A.	Affiliate	Purchase of raw materials	5,042,023	-	5,097,799	-
Viña Almaviva S.A.	Affiliate	Sale of raw materials and others	304,610	259,638	133,970	74,723
		Purchase of raw materials	254,758	-	328,289	-
Importadora y Com. Huasco S.A.	Common Mgmt.	Purchase of materials	66,501	-	203,571	-
Agrícola Alto de Quiltraman Ltda.	Common Mgmt.	Sale of products and others	40	-	1,158	-
		Purchase of raw materials	205,087	-	175,858	-

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 7 - Inventories

Inventories, stated as described in Note 2 h), are summarized as follows:

	As of December 31,

	2002	2003

	ThCh$	ThCh$
Wine, bottled and bulk	27,042,182	32,418,985
In process wine	2,367,903	2,238,185
Liquor	52,181	62,154
Materials and supplies	5,882,982	6,878,102
Other products	184,348	228,034
Inventories-in-transit	-	811,334
Provision for obsolescence	(506,938)	(896,750)

Total	35,022,658	41,740,044

Note 8 - Income and Deferred Taxes

a) Income taxes payable

The detail of consolidated income taxes payable is as follows:

	As of December 31,

	2002	2003

	ThCh$	ThCh$
Provision for income tax	2,714,495	3,165,151
Unique article 21 tax	-	12,478
Less:
Monthly tax provisional payments	(2,355,678)	(3,354,446)
Other credits	(251,556)	(332,188)

Income taxes payable (recoverable)	107,261	(509,005)

b) Recoverable taxes are included under recoverable taxes together with other taxes (see letter f).

Consolidated net taxable income as of December 31, 2002 amounts to approximately ThCh$16,965,000 and ThCh$19,183,000 in 2003.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 8 - Income and Deferred Taxes, continued

c) The detail of the balance of net undistributed taxed earnings of the Company at December 31, 2003 and 2002 is the following:

	As of December 31,
Taxed earnings	2002	2003
	ThCh$	ThCh$
Credit of 16.5%	-	11,370,115
Credit of 16%	10,988,068	9,491,063
Credit of 15%	14,076,156	8,343,179
Credit of 10%	70	-
As per Article No. 17 of the Income Tax Law	2,771,580	2,719,705
Earnings with no credits	3,622,673	2,441,362

Balance of taxed earnings	31,458,547	34,365,424

d) Two subsidiaries, Viña Cono Sur S.A. and Comercial Peumo Ltda. of the Company have undistributed taxed earnings of ThCh$18,830,000 and ThCh$23,204,000 as of December 31, 2002 and 2003.

e) Deferred taxes

Changes in the Chilean Income Tax Law, effective beginning on January 1, 2001, require that income tax rates increase gradually between 2001 and 2004 from 15% to 17%. Consequently, deferred tax balances as of December 31, 2002 were calculated based on tax rates applicable at the estimated date of the reversal of originating temporary differences.

	As of December 31,

	2002				2003

	Deferred tax asset		Deferred tax liability		Deferred tax asset		Deferred tax liability

Temporary differences	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Provision for doubtful accounts	59,420	-	-	-	35,798	-	-	-
Provision for vacations	148,333	-	-	-	124,082	-	-	-
Amortization of intangibles	-	-	-	-	-	28,804	-	-
Financial lease agreements	-	-	-	14,092	-	-	-	29,160
Production expenses	-	-	37,640	645,312	-	-	37,250	515,944
Fixed assets depreciation	-	-	-	5,188,139	-	-	-	5,490,302
Staff severance indemnities	-	97,591	-	-	-	106,197	-	-
Other events	102,086	-	-	-	42,075	-	271,308	-
Inventories	173,659	-	-	-	210,488	-	-	-
Unrealized gains tax liabilities	189,239	86,954	-	-	158,399	86,094	-	-
Tax loss carry forwards	606,801	-	-	-	863,784	-	-	-
Complementary accounts, net of amortization	-	-	-	2,397,678	-	-	-	2,147,340

Total	1,279,538	184,545	37,640	3,449,865	1,434,626	221,095	308,558	3,888,066

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_________________

Note 8 - Income and Deferred Taxes, continued

f)	The detail of recoverable taxes is as follows:
	2002	2003
	ThCh$	ThCh$
Value-added tax	1,190,275	1,670,507
Income tax recoverable	314,098	643,257
Tax loss carry-back	-	238,943
Other credits	426,325	983,856

	1,930,698	3,536,563

g)	The detail of income tax expense as presented in the consolidated statement of income for the years ended December 31, is summarized as follows:
	For the years ended December 31,

	2001	2002	2003

	ThCh$	ThCh$	ThCh$
Current tax expense (provision for income taxes)	(1,819,561)	(2,714,495)	(3,165,151)
Tax expense adjustment (prior year)	-	-	(90,791)
Effect of fluctuation in deferred tax assets and liabilities for the year	(1,713,202)	(533,949)	(524,126)
Tax benefit provided by tax loss	359,283	321,459	256,983
Other charges or credits to the account	-	-	405,795
Amortization of complementary accounts	381,782	(81,459)	(250,338)

Total	(2,791,698)	(3,008,444)	(3,367,628)

Note 9 - Other Current Assets

	As of December 31, 2002 ThCh$	As of December 31, 2003 ThCh$
Rights under forward contracts	-	1,658,569
Total	-	1,658,569

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 10 - Property, Plant and Equipment

a)	The following is a summary of property, plant and equipment as of December 31, 2002 and 2003:
	Gross Fixed Assets	Accumulated Depreciation	Gross Fixed Assets	Accumulated Depreciation

	2002		2003

	ThCh$	ThCh$	ThCh$	ThCh$
Land	17,928,019	-	19,015,107	-

	17,928,019	-	19,015,107	-

Plantations (1)	23,084,053	(3,865,369)	24,160,399	(4,770,814)
Buildings and facilities	37,849,122	(7,653,827)	47,777,438	(9,984,558)
Aging barrels	17,440,060	(7,635,132)	18,906,244	(9,176,075)

	78,373,235	(19,154,328)	90,844,081	(23,931,447)

Machinery and equipment	29,431,996	(13,556,823)	30,627,756	(14,565,239)
Transportation equipment	2,103,962	(1,405,696)	2,608,493	(2,292,410)

	31,535,958	(14,962,519)	33,236,249	(16,857,649)

Bottles and packaging	930,704	(481,139)	1,050,984	(562,378)
Other fixed assets	7,090,194	(3,025,684)	7,710,023	(3,730,712)
Leased fixed assets	1,265,948	(240,530)	1,558,084	(321,975)

	9,286,846	(3,747,353)	10,319,091	(4,615,065)

Revaluation from fixed asset technical appraisal	3,586,288	(1,603,363)	3,530,479	(1,576,733)

	3,586,288	(1,603,363)	3,530,479	(1,576,733)

Net property, plant and equipment	140,710,346	(39,467,563)	156,945,007	(46,980,894)

	For the year ended December 31,

	2001	2002	2003

	ThCh$	ThCh$	ThCh$
Depreciation (selling and administrative expenses)	939,267	906,092	936,579
Depreciation (Agricultural cost)	1,205,332	290,275	462,180
Depreciation (Cost of sales)	3,868,059	4,483,812	5,672,041
Depreciation next harvest (*)	-	1,248,883	1,450,266

Total	6,012,657	6,929,062	8,521,066

(*)	Depreciation of next harvest expenses is recorded under prepaid expenses (In 2001, ThCh$1,145,162 is included in Agricultural cost)
(1)	Includes ThCh$3,072,648 (ThCh$2,868,272 in 2002) as leased vineyards for wine production, and its accumulated depreciation of ThCh$404,283 (ThCh$285,818 in 2002).

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 10 - Property, Plant and Equipment, continued

b)	The detail of interest capitalized is as follows:
	For the years ended December 31,

	2001	2002	2003

	ThCh$	ThCh$	ThCh$
Vineyards under development	428,349	271,261	89,915
Construction in-progress	356,470	201,464	95,561

Total	784,819	472,725	185,476

c)

Technical revaluation: in accordance with Circular 1529 of the Superintendency of Securities and Insurance, the Company recorded the increase in value resulting from a technical appraisal of its principal fixed assets as of December 31, 1979. As of December 31, 2002 and 2003, this higher value consisted of the following restated amounts:

	As of December 31,

	2002		2003

Item	Asset Value	Accumulated Depreciation	Asset Value	Accumulated Depreciation

	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,716,360	-	1,716,360	-
Plantations	265,931	(224,899)	264,636	(230,953)
Buildings and facilities	1,367,867	(1,142,334)	1,374,077	(1,170,374)
Machinery and equipment	236,130	(236,130)	175,406	(175,406)

Total	3,586,288	(1,603,363)	3,530,479	(1,576,733)

d)

Leased assets are accounted for in conformity with Technical Bulletin No. 22 of the Chilean Association of Accountants and relate to floor No. 15 and office 1602 Sur of the World Trade Center Building (whose contract stipulates an average interest rate of 5.9% with 27 installments outstanding), in addition to computer equipment and the switchboard, as follows:

	As of December 31,

	2002	2003

	ThCh$	ThCh$
Leased fixed assets	1,265,948	1,558,084
Accumulated depreciation	(240,530)	(321,975)

Total	1,025,418	1,236,109

The Company does not legally own leased assets and therefore it cannot freely dispose of them until it exercises the related purchase option.

e)	Operating leases:

The Company has entered into long-term lease agreements for land where it has developed vineyards for wine production. As of December 31, 2002 and 2003, minimum future payments related to these operating lease agreements are as follows:

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 10 - Property, Plant and Equipment, continued

Year ended December 31,	2003

ThCh$
2004	278,311
2005	278,311
2006	278,311
2007	275,956
2008	277,546
2009	278,076
2010 and thereafter	2,090,612

Total	3,757,123

Note 11 - Investments in Related Companies

Significant Events

a)	Changes in ownership structure in 2002:

In order to improve the efficiency of intercompany operations and improve the ease of the preparation and consolidation of the financial statements, the Company opted to modify the ownership structure of the Group companies.

Basically, these modifications contemplate that the consolidated group has a Parent Company, which has the ownership of foreign subsidiaries, and that another investment company has the ownership of domestic group companies, maintaining Viña Concha y Toro S.A. as the group’s Parent Company.

The above-mentioned modifications primarily included the formation of VCT Internacional S.A., which is owned 70.2% by Inversiones Concha y Toro S.A. (formerly – Comercial Peumo S.A.) and 29.8% by Viña Maipo Ltda. This company received the transfer of the shares of and rights that Viña Maipo Ltda. and Viña Concha y Toro S.A. had on Trivento Bodega y Viñedos S.A. and Distribuidora Peumo Argentina S.A., both of which are located in Argentina. Accordingly, VCT Internacional controls 93.6% of Trivento Bodegas y Viñedos S.A. and 99.99% of Distribuidora Peumo Argentina. Consequently, Comercial Peumo Ltda. has the remaining portion of ownership interest in the above-mentioned companies of 6.4% and 0.01%, respectively.

On a subsequent date, Comercial Peumo S.A. changed its name to Inversiones Concha y Toro S.A. and became an investment company. This company received the transfer of the shares and rights which Viña Concha y Toro had in Viña Maipo Ltda. (99%), Villa Alegre S.A. (75%) and Viña Cono Sur S.A. (50%).

As a result of these change, Viña Concha y Toro has the direct ownership of the shares and rights in the following subsidiaries and affiliates:

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 11 - Investments in Related Companies, continued

Company	%

Inversiones Concha y Toro S.A.	99.98
Oneworldwines Ltda.	99.00
Concha y Toro UK Ltda.	99.00
Viña Almaviva S.A.	50.00
Industria Corchera S.A.	49.84

In addition, Inversiones Concha y Toro S.A. has the shares and rights of the following companies:

Company	%

VCT Internacional S.A.	70.20
Viña Maipo Ltda.	99.00
Comercial Peumo Ltda.	99.90
Viña Cono Sur S.A.	50.00
Villa Alegre S.A.	75.00

b)

During November 2002, the Company acquired 4,818 shares of Industria Corchera S.A., which represents 0.24% of the total amount of shares issued and resulted in an increase in Viña Concha y Toro S.A.’s ownership to 49.84% of the equity of Industria Corchera S.A. The amount of the above-mentioned transaction was ThCh$12,111.

c)	Valuation of investments in Argentina

The financial statements of the Argentine subsidiaries, Distribuidora Peumo Argentina S.A. and Trivento Bodegas y Viñedos S.A., in which Viña Concha y Toro has indirect ownership interest of 100%, have been translated in conformity with the method indicated in Technical Bulletin No. 64 of the Chilean Association of Accountants, which requires that the control of investments in unstable economies be maintained in historical US Dollars.

d)

The investment in Viña Almaviva S.A. is reduced 50% for an unrealized gain generated by the sales transaction related to a plot of land in 2001 to Almaviva S.A. an equity-method investee which is 50% owned. The amount of the reduction is ThCh$506,433. This unrealized gain will be recognized only upon sale of the plot of land to a third party.

Detail of investments (1)

Company	Ownership percentage			Equity of investee		Income (loss)			Equity Method value

	2001	2002	2003	2002	2003	2001	2002	2003	2002	2003

	%	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Industria Corchera S.A.	49.60	49.84	49.84	5,807,122	6,212,991	(8,381)	229,225	270,237	2,894,270	3,096,555
Viña Almaviva S.A.	50.00	50.00	50.00	5,024,817	6,304,522	582,597	539,424	648,350	2,000,911	2,645,828

						574,216	768,649	918,587	4,895,181	5,742,383

(1)	Except for the indicated in Note 37 1.b), if applicable there are no differences between the amount at which these investment are carried and the amount of underlying equity.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 12 - Investments in Other Companies

2002:
a)	During January, the Company acquired 101 shares of La Rosa Sofruco S.A. at a restated cost of ThCh$177.
b)	During June, the Company acquired 2,280 shares of La Rosa Sofruco S.A. at a restated cost of ThCh$4,167.
c)	During November, the Company acquired 930 shares of La Rosa Sofruco S.A. at a restated cost of ThCh$1,660.
d)	During December, the Company acquired 3 shares of Unión Sede Oriente S.A. at a restated cost of ThCh$18,786.

2003:
a)	During July, the Company acquired 4,312 shares of La Rosa Sofruco S.A. at a restated cost of ThCh$7,608.

Detail of investments

Company	Number of shares	Ownership percentage	Book Value

			2002	2003

			ThCh$	ThCh$
Sociedad Agrícola La Rosa Sofruco S.A.	245,957	2.2360	236,876	244,483
Cia. General de Electricidad Industrial S.A.	13,483	0.00	7,654	7,654
The Chilean Chamber of Commerce	1	0.00	1,354	1,354
Termas de Puyehue S.A.	2,000	0.00	113	113
Unión Sede Oriente S.A.	3	0.00	18,786	18,786
Other minor investments	-	0.00	2,455	2,455

Total			267,238	274,845

Note 13 - Goodwill

The detail of goodwill is as follows:

	For the year ended As of December 31,			As of december 31,

Company	Amortization			Net Balance

	2001	2002	2003	2002	2003

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Villa Alegre S.A.	11,523	11,523	11,523	23,046	11,523
Viña Almaviva S.A.	6,163	3,010	-	-	-
Industria Corchera S.A.	67,711	67,711	67,712	1,213,171	1,145,459

Total	85,397	82,244	79,235	1,236,217	1,156,982

Note 14 - Intangibles

Intangible assets are as follows:

	As of December 31,

	Gross Carrying amount	Accumulated Amortization	Gross Carrying amount	Accumulated Amortization
	2002		2003

	ThCh$	ThCh$	ThCh$	ThCh$
Industrial trademarks	465,048	76,257	668,781	116,606
Telephone line rights	11,374	1,643	11,374	2,738
Water rights	211,386	38,687	332,244	50,242
Other	417	417	13,111	13,111

Total	688,225	117,004	1,025,510	182,697

Estimated amortization expense for each of the five succeeding fiscal years is as follows:

ThCh$

2004	65,693
2005	65,693
2006	65,693
2007	65,693
2008	65,693

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 15 - Short-term Bank Debt

Registration N°	Bank or Financial institution	U.S. dollars		Euros		U.F.		Non-adjustable Ch$		Total

		2002	2003	2002	2003	2002	2003	2002	2003	2002	2003

Short-term portion
97030000-7	Banco Estado	-	-	-	-	-	1,358,001	-	-	-	1,358,001
97004000-5	Banco de Chile	2,490,765	1,198,711		-	1,694,877	-	-	-	4,185,642	1,198,711
97039000-6	Banco Santander	-	-	-	1,290,326	-	2,000,459	-	963,538	-	4,254,323
97008000-7	Banco Citibank	-	2,025,592	-	-	-	-	-	1,332,685	-	3,358,277
97032000-8	Banco BHIF	1,460,229	-	-	-	3,131,690	1,780,176	-	1,336,972	4,591,919	3,117,148
97006000-6	Banco de Crédito e Inversiones	-	598,708	-	-	-	-	-	-	-	598,708
97053000-2	Banco Security	-	-	-	156,154	-	-	-	-	-	156,154

	Total	3,950,994	3,823,011	-	1,446,480	4,826,657	5,138,636	-	3,633,195	8,777,561	14,041,322

	Principal owed	3,919,299	3,800,320	-	1,446,480	4,817,679	5,122,143	-	3,555,020	8,736,978	13,923,963
	Weighted average
	interest rate	2.64%	1.65%	-	0.37%	0.85%	1.58%	-	4.7%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 15 - Short-term Bank Debt, continued

Registration N°	Bank or Financial institution	U.S. dollars		Euros		U.F.		Non-adjustable Ch$		Total

		2002	2003	2002	2003	2002	2003	2002	2003	2002	2003

Long-term portion
Foreign bank	Rabobank	-	-	20,638	548,351	-	-	-	-	20,638	548,351
97004000-5	Banco de Chile	730,396	596,839	-	-	-	94,280	-	-	730,396	691,119
97039000-6	Banco Santander	-	-	-	-	7,156	-	-	1,052,271	7,156	1,052,271
97030000-7	Banco Estado Chile	-	-	-	-	1,061,970	1,639,881	-	-	1,061,970	1,639,881
97005000-0	Dresdner Banque Nat.	2,932,494	-	-	-	-	-	-	-	2,932,494	-
97008000-7	Citibank	5,793,503	4,720,548	-	-	-	-	-	-	5,793,503	4,720,548
97032000-8	Banco BHIF	-	5,674	-	-	-	-	-	1,521		7,195
97006000-6	Banco Crédito e Inv.	460,008	-	-	-	-	-	-	-	460,008	-

Total		9,916,401	5,323,061	20,638	548,351	1,069,126	1,734,161	-	1,053,792	11,006,165	8,659,365

Principal owed		9,842,535	5,247,516	20,638	532,118	958,901	1,598,940	-	1,040,171	10,822,074	8,418,745
Weighted average interest rate		2.66%	1.93%	3.99%	3.2%	1.36%	2.38%	-	4.23%

Percentage of short-term bank debt denominated in foreign currency	49.0800%
Percentage of short-term bank debt denominated in Chilean pesos and UF	50.9200%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 16 – Other Current Liabilities

The detail is as follows:

	As of December 31,

	2002	2003

	ThCh$	ThCh$
Obligations from forward contracts	113,585	-
Unrealized gain from forward agreements	-	14,282

Total other current liabilities	113,585	14,282

Note 17 – Long-term Bank Debt

Tax Registration No.	Bank or Financial Institution	Currency or Adjustment index	Years to Maturity					As of December 31, 2003		As of December 31, 2002

			1 to 2	2 to 3	3 to 5	5 to 10	More than 10	Total long- term portion at year-end	Weighted average Interest rate	Total long- term

97004000-5	Banco de Chile	UF	-	-	-	6,768,000	-	6,768,000	4.85%	-
Foreign bank	Rabobank	Euro	1,064,236	1,064,235	1,064,161	-	-	3,192,632	3.2%	3,800,378
97030000-7	BancoEstado	UF	5,091,228	-	-	-	-	5,091,228	2.16%	5,327,142
97039000-6	Banco BHIF	UF	-	-	-	-	-	-	-	4,532,298
97039000-6	Banco BHIF	Ch$	2,810,000	-	-	-	-	2,810,000	3.06%	-
97008000-7	Citibank N.A.	US$	1,187,600	-	-	-	-	1,187,600	2%	-

Total			10,153,064	1,064,235	1,064,161	6,768,000	-	19,049,460		13,659,818

Long-term bank debt denominated in foreign currency	22.9900%
Long-term bank debt denominated in Chilean pesos and UF	77.0100%

Note 18 – Short and Long-term Bonds Payable

N° of registration of the instrument					Frequency				The instrument was placed

	Series	Nominal value	Restatement unit	Interest rate	Payment interest	Payment of principal	Par value 2002	Par value 2003

Short-term portion of bonds payable
150	AA	-	U.F.	6.00%	Semi-annual	Semi-annual	654,965	-	Chile

							654,965	-

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 19 – Accruals and write-offs

The detail is as follows:

	As of December 31,

	2002	2003

	ThCh$	ThCh$
Advertising expenses	4,976,001	7,139,109
Employee legal bonus and profit participation	610,674	884,264
Directors’ compensation	577,062	650,433
Provision for vacations	876,938	830,675
Other provisions	1,018,676	2,222,418

Total accruals	8,059,351	11,726,899

The most significant charges to income related to write-offs are as follows:

	For the years ending December 31,

	2001	2002	2003

	ThCh$	ThCh$	ThCh$
Label write-offs	22,579	348,152	446
Degradation of wines	1,319,146	315,106	379,963
Reprocessing	636,029	474,170	436,828

As of December 31, 2002 and 2003, there are provisions recorded which are presented deducted from the related asset accounts as per the following detail:

	As of December 31,

	2002	2003

Doubtful accounts	(155,831)	(73,714)
Uncollectible notes	(178,186)	(63,212)
Income taxes recoverable	-	(135,000)
Miscellaneous receivables	-	(168,539)
Obsolescence of inventories	(506,938)	(896,750)

Note 20 – Accrued Expenses

Accrued expenses consists of staff severance indemnities and are recorded at the present value of the total liability according to the accrued cost of the benefit considering an interest rate of 6.86% per annum and an average service life period of 15 years. Changes during each year were as follows:

	2002	2003

	ThCh$	ThCh$
Balance at the beginning of the year (historical value)	453,786	569,246
Increase during the year	144,507	126,519
Payments during the year	(23,356)	(100,374)

Balance as of December 31,	574,937	595,391

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 21 - Minority Interest

The detail is as follows:

	As of and for the year ending December 2002		As of and for the year ending December 2003

Related	Liability	Charge (credit)	Liability	Charge (credit)

Villa Alegre S.A.	65,740	(7,636)	66,238	(497)
Soc. Export. y Com. Oneworldwine Ltda.	4,298	(2,987)	8,446	(4,223)

	70,038	(10,623)	74,684	(4,720)

Note 22 - Movements in Shareholders’ Equity

The Company’s paid in capital as of December 31, 2003 is as follows

Number of shares
Series	No. of subscribed	No. of paid	No. of voting
	shares	shares	right shares
0	719,170,735	719,170,735	719,170,735

Paid in Capital and Par Value
Series	Subscribed	Paid-in
	capital	capital
0	42,120,363	42,120,363

a) Other Reserves

Other reserves is detailed as follows

	As of December 31,

	2002	2003

	ThCh $	ThCh $
Additional paid in capital price-level restatement	1,718,961	1,718,961
Revaluation from fixed asset technical appraisal	4,939,552	4,939,552
Revaluation from fixed asset technical appraisal in subsidiaries	493,971	493,971
Revaluation of inventory (1973)	680,652	680,652
Revaluation of marketable securities (1980)	526,505	526,506
Cumulative translation adjustment	794,843	(1,579,604)

Total other reserves	9,154,484	6,780,038

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

b) Cumulative translation adjustment

Under BT 64, foreign investments made in unstable environments are required to adopt the US dollar as the “functional currency” resulting in cumulative translation adjustment as follow (including price-level restatement):

Company	Price-level restated Opening Balance	Exchange Difference	Balance as of December 31, 2002

Distribuidora Peumo Argentina S.A.	98,640	48,898	147,538
Trivento Bodegas y Viñedos S.A.	276,071	371,234	647,305

Total	374,711	420,132	794,843

Company	Restated Opening Balance	Exchange Difference	Balance as of December 31, 2003

Distribuidora Peumo Argentina S.A.	147,538	(614,095)	(466,557)
Trivento Bodegas y Viñedos S.A.	647,305	(1,760,352)	(1,113,047)

Total	794,843	(2,374,447)	(1,579,604)

c) Dividends

The Company's dividend policy proposed by the Board of Directors for 2003 consists of the distribution of up to 40% of net income for the year divided into three provisional dividends payable in September 2003, December 2003 and March 2004 and the payment of a final dividend in May 2004.

Dividends approved and paid as of December 31, 2002 and 2003 are detailed as follows:

2002
Dividend No.	Amount ThCh$	Month of payment	Type of dividend
206	1,051,482	March 2002	Provisional
207	2,350,393	May-02	Final
208	1,106,976	September 2002	Provisional
209	1,089,544	December 2002	Provisional

2003
Dividend No.	Amount ThCh$	Month of payment	Type of dividend
210	1,084,151	March 2003	Provisional
211	3,274,039	May-03	Final
212	1,218,922	September 2003	Provisional
213	1,222,590	December 2003	Provisional

There are no restrictions on the payment of dividends.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 23 - Other Non-Operating Income and Expenses

The detail is as follows:

Other Non-operating income

	For the year ended December 31,

	2001	2002	2003

	ThCh$	ThCh$	ThCh$
Dividends received	15,437	11,146	19,008
Gain on sale of fixed assets	1,332,262	1,447,263	257,118
Leasing	23,712	20,433	14,863
Administrative services	12,888	-	-
Other agricultural services	24,961	-	-
Insurance claim recovery	156,835	51,732	178
Business discounts	18,261	-	-
Sale of glass	22,366	-	-
Sale of other products	23,781	53,560	38,893
Other	420,726	188,591	60,197

Total	2,051,229	1,772,725	390,257

Other Non-operating expenses

	For the year ended December 31,

	2001	2002	2003

	ThCh$	ThCh$	ThCh$
Amortization of intangible assets	38,541	53,708	12,646
Loss on sale of fixed assets	25,086	22,025	2,988
Fixed asset disposals	-	35,529	15,536
Prior year expenses	-	15,760	455,480
Amortization of taxes and interest on deferred customs duties	-	17,039	204,338
Bad debt expense	-	-	168,538
Dividends not collected	561	-	-
Other expenses	98,710	43,372	61,676

Total	162,898	187,433	921,202

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 24 - Price-level Restatement

	Restatement index	Year ended December 31,
Assets (Charges) / Credits		2001	2002	2003

		ThCh$	ThCh$	ThCh$
Inventories	CPI	600,570	860,775	146,246
Property, plant and equipment	CPI	2,671,218	2,629,106	874,312
Investment in related companies	CPI	115,874	246,339	108,334
Marketable securities	CPI	11	11	4
Other accounts receivable	UF	55	3,984	(209)
Accounts receivable from related companies	CPI	-	-	73,325
Recoverable taxes	CPI	16,813	32,225	4,220
Prepaid expenses	UF	29,934	105,591	43,980
Other non-monetary assets	CPI	58,887	63,555	18,431
Cost and expense accounts	CPI	1,820,463	2,950,841	(73,302)

Total (charges) credits		5,313,825	6,892,427	1,195,341

Liabilities (Charges) / Credits

Shareholders' equity	CPI	(3,142,271)	(3,272,109)	(1,324,638)
Minority interest	CPI	5,127	(1,730)	(694)
Bank and financial institutions-liabilities	UF	(539,617)	(135,303)	(106,119)
Current portion of long-term bank liabilities	UF	(194)	(29,886)	(16,345)
Bonds payable	UF	(18,450)	(19,999)	(2,375)
Long-term obligations with maturity within one year	UF	(6,893)	(14,565)	(19,605)
Notes payable	UF	386	(8,109)	8,958
Other accounts payable	UF	-	(907)	174
Long-term bank and financial institution liabilities	UF	(330,113)	(283,498)	(32,054)
Bonds payable	UF	(21,561)
Other long-term accounts payable	UF	(68,456)	(62,092)	(21,807)
Income accounts	CPI	(2,076,950)	(3,324,932)	93,339

Total (charges) credits		(6,198,992)	(7,153,130)	(1,421,166)

Net (loss) gain from price-level restatement		(885,167)	(260,703)	(225,825)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 25 – Foreign Exchange Differences

The detail of these is as follows:

	Currency	Year ended December 31,

Assets (Charges) / Credits		2001	2002	2003

		ThCh$	ThCh$	ThCh$
Cash	Euro	(34,685)	60,505	(62,829)
Cash	GBP	-	-	(7,711)
Cash	US$	103,897	170,937	(151,928)
Time deposits	US$	(35,772)	(61,630)	(63,584)
Trade accounts receivable	CAD	65,016	65,386	(61,067)
Trade accounts receivable	Euro	302,777	1,029,943	(244,502)
Trade accounts receivable	US$	2,078,127	1,800,389	(1,269,237)
Trade accounts receivable	GBP	-	-	(281,992)
Other accounts receivable	CAD	1,083	1,673	144
Other accounts receivable	Euro	(1,058)	16,195	(69,167)
Other accounts receivable	US$	56,023	51,387	(23,715)
Accounts receivable from related companies	Euro	-	(20,729)	31,407
Accounts receivable from related companies	US$	1,781,295	1,051,687	(1,046,022)
Prepaid expenses	US$	40,081	6,462	(14,063)
Inventories	US$	-	23,573	(97,364)
Other current assets	US$	(854,637)	-	744,785

Total (charges) credits		3,502,147	4,195,778	(2,616,845)

Liabilities (Charges) / Credits
Bank debt	Euro	(52,341)	(417,780)	2,978
Bank debt	US$	(1,111,369)	(659,795)	1,045,036
Long-term bank debt, short-term portion	Euro	-	(538)	5,429
Long-term bank debt, short-term portion	US$	(510,506)	(874,226)	1,017,195
Accounts payable	AUD	(79)	(356)	-
Accounts payable	CAD	1,223	-	-
Accounts payable	ESP	(386)	-	-
Accounts payable	FRF	(565)	-	-
Accounts payable	ITL	5,188	-	-
Accounts payable	Euro	(16,517)	(85,521)	(6,258)
Accounts payable	US$	(1,106,222)	(358,537)	472,979
Accounts payable	GBP	143	(981)	2,947
Notes payable	Euro	-	-	30,648
Notes payable	US$	(3,285)	(8,967)	37,897
Notes payable	US$	-	-	-
Accounts payable to related companies	US$	(151,205)	(93,899)	203,303
Other accounts payable	US$	-	(3,671)	18,493
Other accounts payable	GBP	-	-	220
Other accounts payable	Euro	-	(3,045)	(3,256)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

	Currency	Year ended December 31,

Liabilities (Charges) / Credits		2001	2002	2003

		ThCh$	ThCh$	ThCh$
Accrued expenses	CAD	(8,745)	(20,972)	7,681
Accrued expenses	Euro	(12,623)	(99,856)	16,040
Accrued expenses	US$	(159,246)	(262,069)	768,769
Accrued expenses	GBP	-	-	31,852
Other current liabilities	US$	-	(48,034)	-
Long-term bank debt	Euro	(341,046)	(199,980)	32,571
Long-term notes payable	Euro	(316,536)	(11,242)	-
Long-term accounts payable to related companies	US$	(1,401,686)	(193,375)	187,215
Adjustment for financial statement translation	US$	-	(3,023,358)	(577,933)
Adjustment for financial statement translation	GBP	(8,817)	(72,930)	70,694

Total (Charges) / credits		(5,194,620)	(6,439,132)	3,364,500

Net (loss) from exchange difference		(1,692,473)	(2,243,354)	747,655

Note 26 - Statement of Cash Flows

Future cash commitments for liabilities which represent investing activities are as follows:

	Currency of adjustment index	Short- term portion	Years to Maturity

			2005	2006	2007	2008	2009	More than 6 years	Total owed

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Lease payable	U.F.	236,482	229,047	229,047	203,700	153,006	153,006	76,504	1,280,792

Lease farms	U.F.	83,848	83,848	83,848	81,493	83,083	83,613	1,442,402	1,942,135

Lease farms	US$	194,463	194,463	194,463	194,463	194,463	194,463	648,210	1,814,988

Investment in Industria Corchera S.A.	US$	904,013	890,700	-	-	-	-	-	1,794,713

Payables for additions to fixed assets	Euro	165,379	-	-	-	-	-	-	165,379

Payables for additions to fixed assets	Ch$	4,859,002	-	-	-	-	-	-	4,859,002

Payables for additions to fixed assets	US$	147,660	-	-	-	-	-	-	147,660

Total		6,590,847	1,398,058	507,358	479,656	430,552	431,082	2,167,116	12,004,669

During the years ended 2002 and 2003, there were no other investing activities which commit future cash flows.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 27 - Derivative Contracts

Description of the contract									Accounts affected Value of Asset / Liabilities

Type of Derivative	Type of Agreement	Amount of the contract - nominal	Date of Expiration	Currency	Purchase / Sales Position	Hedged Item	Hedged Amount of transaction at contract date	Hedged Amount at spot at end of period	Name	Amount	Realized	Foreign exchange gain/loss unrealized
FR	CCPE	367,400	1 ST. Quarter of 2004	US$	S	Export customers	360,890	296,900	Other current assets	70,506	-	70,500
FR	CCPE	367,250	1 ST. Quarter of 2004	US$	S	Export customers	360,890	296,900	Other current assets	70,345	-	70,350
FR	CCPE	366,750	2 nd. Quarter of 2004	US$	S	Export customers	362,520	296,900	Other current assets	69,220	-	69,850
FR	CCPE	367,000	2 nd. Quarter of 2004	US$	S	Export customers	362,520	296,900	Other current assets	70,700	-	70,100
FR	CCPE	367,000	2 nd. Quarter of 2004	US$	S	Export customers	362,520	296,900	Other current assets	70,700	-	70,100
FR	CCPE	366,850	2 nd. Quarter of 2004	US$	S	Export customers	362,520	296,900	Other current assets	69,105	-	69,950
FR	CCPE	362,300	2 nd. Quarter of 2004	US$	S	Export customers	357,190	296,900	Other current assets	65,215	-	65,400
FR	CCPE	359,725	2 nd. Quarter of 2004	US$	S	Export customers	357,190	296,900	Other current assets	62,430	-	62,825
FR	CCPE	363,950	2 nd. Quarter of 2004	US$	S	Export customers	357,190	296,900	Other current assets	66,135	-	67,050
FR	CCPE	365,100	2 nd. Quarter of 2004	US$	S	Export customers	357,190	296,900	Other current assets	67,140	-	68,200
FR	CCPE	362,980	2 nd. Quarter of 2004	US$	S	Export customers	357,190	296,900	Other current assets	66,112	-	66,080
FR	CCPE	364,440	2 nd. Quarter of 2004	US$	S	Export customers	357,190	296,900	Other current assets	66,883	-	67,540
FR	CCPE	365,050	2 nd . Quarter of 2004	US$	S	Export customers	357,190	296,900	Other current assets	67,400	-	68,150
FR	CCPE	361,225	2 nd. Quarter of 2004	US$	S	Export customers	358,225	296,900	Other current assets	63,190	-	64,325
FR	CCPE	359,125	1 ST. Quarter of 2004	US$	S	Export customers	358,225	296,900	Other current assets	62,248	-	62,225
FR	CCPE	361,475	2 nd. Quarter of 2004	US$	S	Export customers	358,225	296,900	Other current assets	63,830	-	64,575
FR	CCPE	358,500	1 ST. Quarter of 2004	US$	S	Export customers	356,255	296,900	Other current assets	61,600	-	61,600
FR	CCPE	360,300	2 nd. Quarter of 2004	US$	S	Export customers	356,255	296,900	Other current assets	63,400	-	63,400
FR	CCPE	358,975	1 ST. Quarter of 2004	US$	S	Export customers	356,255	296,900	Other current assets	62,071	-	62,075
FR	CCPE	359,175	1 ST. Quarter of 2004	US$	S	Export customers	356,255	296,900	Other current assets	62,091	-	62,275
FR	CCPE	361,115	1 ST. Quarter of 2004	US$	S	Export customers	354,660	296,900	Other current assets	63,856	-	64,215
FR	CCPE	361,185	1 ST. Quarter of 2004	US$	S	Export customers	354,660	296,900	Other current assets	63,913	-	64,285
FR	CCPE	362,300	1 ST. Quarter of 2004	US$	S	Export customers	354,660	296,900	Other current assets	65,016	-	65,400
FR	CCPE	361,550	1 ST. Quarter of 2004	US$	S	Export customers	354,660	296,900	Other current assets	64,650	-	64,650
FR	CCPE	316,170	1 ST. Quarter of 2004	US$	S	Export customers	313,010	296,900	Other current assets	19,270	-	19,270
FR	CCPE	316,080	1 ST. Quarter of 2004	US$	S	Export customers	314,500	296,900	Other current assets	19,480	-	19,180
FR	CCPE	316,060	1 ST. Quarter of 2004	US$	S	Export customers	314,500	296,900	Other current assets	19,460	-	19,160
FR	CCPE	370,720	1 ST. Quarter of 2004	Euro	S	Export customers	369,025	372,475	Other current assets	-	-	(1,755)
FR	CCPE	370,895	1 ST. Quarter of 2004	Euro	S	Export customers	369,025	372,475	Other current assets	-	-	(1,580)

Note:	FR: Forward
CCPE: Hedge of an existing transaction

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 27 - Derivative Contracts, continued

Description of the contract									Accounts affected Value of Asset / Liabilities

Type of Derivative	Type of Agreement	Amount of the contract - nominal	Date of Expiration	Currency	Purchase / Sales Position	Hedged Item	Hedged Amount of transaction at contract date	Hedged Amount at spot at end of period	Name	Amount	Realized	Foreign exchange gain/loss unrealized
FR	CCPE	263,623	1 ST. Quarter of 2004	GBP	S	Export customers	263,348	264,053	Other current assets	545	-	(430)
FR	CCPE	263,690	1 ST. Quarter of 2004	GBP	S	Export customers	263,348	264,053	Other current assets	815	-	(363)
FR	CCPE	527,550	1 ST. Quarter of 2004	GBP	S	Export customers	526,695	528,105	Other current assets	636	-	(555)
FR	CCPE	363,655	1 ST. Quarter of 2004	Euro	S	Export customers	370,985	372,475	Other current assets	-	-	(8,820)
FR	CCPE	301,810	1 ST. Quarter of 2004	US$	S	Export customers	302,775	296,900	Other current assets	5,210	-	4,910
FR	CCPE	301,805	1 ST. Quarter of 2004	US$	S	Export customers	302,775	296,900	Other current assets	5,355	-	4,905
FR	CCPE	367,300	1 ST. Quarter of 2004	Euro	S	Export customers	366,780	372,475	Other current assets	-	-	(5,175)
FR	CCPE	367,685	1 ST. Quarter of 2004	Euro	S	Export customers	366,780	372,475	Other current assets	-	-	(4,790)
FR	CCPE	300,100	1 ST. Quarter of 2004	US$	S	Export customers	298,045	296,900	Other current assets	3,650	-	3,200
FR	CCPE	298,775	1 ST. Quarter of 2004	US$	S	Export customers	298,045	296,900	Other current assets	2,175	-	1,875
FR	CCPE	299,200	1 ST. Quarter of 2004	US$	S	Export customers	298,045	296,900	Other current assets	2,600	-	2.300
FR	CCPE	298,750	1 ST. Quarter of 2004	US$	S	Export customers	298,045	296,900	Other current assets	2,150	-	1,850
FR	CCPE	300,650	1 ST. Quarter of 2004	US$	S	Export customers	298,045	296,900	Other current assets	4,200	-	3,750
FR	CCPE	300,650	1 ST. Quarter of 2004	US$	S	Export customers	298,045	296,900	Other current assets	4,200	-	3,750
FR	CCPE	297,975	1 ST. Quarter of 2004	US$	S	Export customers	298,045	296,900	Other current assets	605	-	1,075
FR	CCPE	298,125	1 ST. Quarter of 2004	US$	S	Export customers	298,045	296,900	Other current assets	950	-	1,225
FR	CCPE	373,665	1 ST. Quarter of 2004	Euro	S	Export customers	368,570	372,475	Other current assets	2,036	-	1,190
FR	CCPE	373,615	1 ST. Quarter of 2004	Euro	S	Export customers	368,570	372,475	Other current assets	1,918	-	1,140
FR	CCPE	372,055	2 nd. Quarter of 2004	Euro	S	Export customers	368,570	372,475	Other current assets	637	-	(420)
FR	CCPE	371,910	2 nd. Quarter of 2004	Euro	S	Export customers	368,570	372,475	Other current assets	640	-	(565)
FR	CCPE	373,420	1 ST. Quarter of 2004	Euro	S	Export customers	368,570	372,475	Other current liab	1,930	-	945
FR	CCPE	371,349	2 nd. Quarter of 2004	Euro	S	Export customers	368,570	372,475	Other current assets	-	-	(1,126)
FR	CCPE	528,242	1 ST. Quarter of 2004	GBP	S	Export customers	524,960	528,105	Other current assets	3,166	-	137
FR	CCPE	299,610	1 ST. Quarter of 2004	US$	S	Export customers	296,550	296,900	Other current assets	2,210	-	2,710
FR	CCPE	299,500	1 ST. Quarter of 2004	US$	S	Export customers	296,550	296,900	Other current assets	3,050	-	2,600
FR	CCPE	368,775	1 ST. Quarter of 2004	Euro	S	Export customers	368,820	372,475	Other current assets	-	-	(3,700)
FR	CCPE	369,215	2 nd. Quarter of 2004	Euro	S	Export customers	374,405	372,475	Other current assets	-	-	(3,260)
FR	CCPE	369,010	2 nd. Quarter of 2004	Euro	S	Export customers	374,405	372,475	Other current assets	-	-	(3,465)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 28 - Contingencies and Restrictions

a)	Wine contracts: The Company enters into long-term agreements for the acquisition of grapes and wine, which expire on various dates through 2013.

b)

On December 15, 2000, the decrees Nos. 3,692, 3,693 and 3,694 issued by the Ministry of Public Works dated August 28, 2000 were published in the Official Gazette, which entitled the government to expropriate lots 481 property of Viña Concha y Toro and, 480- A and 480-B the property of Viña Concha y Toro S.A. and Viña Tocornal Ltda. (currently - Viña Cono Sur S.A.). The total indemnity established amounted to Ch$2,080,314,000.

During 2001 and 2002, Viña Concha y Toro S.A. y Cono Sur received the full amount of indemnities related to the expropriations of the above-mentioned lots. The gain on the expropriation was reflected as other non-operating income within non-operating results, for lots 480 A and 480 B in the year ended December 31, 2001 and for lot 481 in the year ended December 31, 2002 in the amounts of ThCh$864,167 and ThCh$1,216,147, respectively.

On July 9, 2001, the Company and its subsidiary, Viña Cono Sur S.A. filed a claim in the Second Civil Court of San Miguel against the Chilean State related to the amount of the compensation granted for the expropriation of the three above-mentioned lots. To date, resolution of the claim of July 9, 2001, is still pending.

c)

On March 1, 2000, the Ministry of Public Works published in the Official Gazette Decree No. 3.918 dated December 29, 1999 an entitlement to the expropriation of an additional lot, lot 11 No. 231-17, located in Chimbarongo owned by Viña Cono Sur S.A.

The amount of the compensation for the expropriation was set at Ch$100,969,400. The Company has petitioned for an additional Ch$77,886,321 in a lawsuit being heard at the Third Court of Rancagua under repertory 35.194. The first instance verdict is pending.

d)	Covenants associated with the issuance of bonds payable are as follows

	d.1)	Maintain assets free of liens or encumbrances equal to at least 30% of all liabilities, calculated semi-annually.
	d.2)	Maintain adequate insurance coverage for all operating assets.
	d.3)	Comply with the following financial statement positions:

Debt/shareholders' equity ratio no higher than 1.4 times
Current assets must be equal to or greater than current liabilities.
Make provisions for probable contingencies.

	d.4)	Provide the public with periodic financial information.
	d.5)	Do not cede or transfer essential operating assets, which would jeopardize the continuity of current operations.
	d.6)	Do not make investments in financial instruments issued by related parties, or make loans to related parties, or realize any other operations with related parties on terms less favorable to Viña Concha y Toro than those existing in the market.

Acceleration causes:
		-	If payments of principal and interest are not made when due,
		-	If any declaration made by the issuer in relation to the issuance of the bonds were to be maliciously false,

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 28 - Contingencies and Restrictions, continued

	-	In the event the issuer is in non-compliance with any of the points above, and the noncompliance is not corrected within 30 days,
	-	If any other creditor of the issuer legitimately demands and receives payment prior to the normal maturity of an obligation, except in the event that the obligation does not exceed 3% of the total assets of the issuer,
	-	If the issuer does not make direct or indirect payments when due to other creditors for amounts greater than 2% of the total assets of the issuer, or
	-	If the issuer is dissolved or liquidated.

e)	The Company has filed and will probably continue to participate in lawsuits as plaintiff in certain legal proceedings through which the Company basically seeks to receive the amounts requested for a nominal total of approximately ThCh$350,000.

f)	In the Company's legal advisors' opinion, as of December 31, 2003, there are no lawsuits or possible lawsuits, legal or non-legal matters, tax issues or any liens which may materially affect the financial statements of Viña Concha y Toro and its subsidiaries.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 28 - Contingencies and Restrictions, continued

g)	Direct guarantees

	Debtor		Type of guarantee	Assets Affected		Outstanding balances at financial statement closing date		Guarantee release
Beneficiary	Name	Relationship		Type	Book value
						12-31-2002	12-31-2003	12-31-2004	Assets

Banco Santander	-	-	Letter of credit	-	-	144,099	-	-	-
Chilean customs	-	-	Law No. 18.634	-	-	656,067	342,217	232,843	-

Indirect guarantees

	Debtor		Type of guarantee	Assets Affected		Outstanding balances at financial statement closing date		Guarantee release
Beneficiary	Name	Relationship		Type	Book value
						12-31-2002	12-31-2003	12-31-2004	12-31-2005

Della Toffola Sud. AG	Trivento Bodegas y	Subsidiary	Guarantee
Argentina	Viñedos S.A			-	-	282,730	231,312	66,089	66,089

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 29 - Foreign and Domestic Currency

Assets
Current Assets
		As of December 31,

	Currency	2002	2003

		ThCh$	ThCh$

Cash	Ch$	1,138,473	1,167,272
Cash	ARS	211,376	298,749
Cash	GBP	260,135	160,468
Cash	US$	695,398	684,151
Cash	EUR	15,431	123,024
Time deposits	US$	1,061,865	-
Marketable securities	Ch$	131,711	389
Trade accounts receivable	Ch$	8,367,790	8,456,512
Trade accounts receivable	US$	19,654,486	16,250,180
Trade accounts receivable	ARS	1,101,332	1,082,974
Trade accounts receivable	GBP	2,238,339	5,668,992
Trade accounts receivable	EUR	4,860,423	5,797,632
Trade accounts receivable	CAD	949,789	1,503,726
Notes receivable	Ch$	1,619,170	1,569,942
Notes receivable	ARS	263,485	757,458
Other accounts receivable	Ch$	613,234	(28,468)
Other accounts receivable	ARS	11,188	5,508
Other accounts receivable	GBP	60,316	94,105
Other accounts receivable	US$	62,848	29,455
Other accounts receivable	EUR	-	925,195
Other accounts receivable	CAD	12,995	16,018
Other accounts receivable	UF	84,984	95,777
Notes and accounts receivable from related companies	Ch$	455,340	281,992
Notes and accounts receivable from related companies	ARS	-	210,156
Notes and accounts receivable from related companies	US$	127,026	-
Recoverable taxes	Ch$	992,629	2,304,459
Recoverable taxes	ARS	619,957	910,147
Recoverable taxes	US$	318,112	321,867

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 29 - Foreign and Domestic Currency, continued

		As of December

	Currency	2002	2003

		ThCh$	ThCh$

Inventories	Ch$	32,990,545	36,097,678
Inventories	ARS	1,131,203	2,018,016
Inventories	GBP	635,397	898,755
Inventories	US$	265,513	2,128,987
Inventories	Euro	-	596,360
Inventories	DEM	-	248
Prepaid expenses	Ch$	5,413,399	5,666,011
Prepaid expenses	ARS	199,572	410,943
Prepaid expenses	US$	389,199	348,078
Prepaid expenses	UF	810,012	728,689
Prepaid expenses	Euro	3,964	12,441
Deferred taxes	Ch$	1,241,898	1,126,068
Other current assets	US$	-	1,653,409
Other current assets	GBP	-	5,160

Net property, plant and equipment	Ch$	90,687,821	100,754,685
Net property, plant and equipment	ARS	10,543,528	9,198,655
Net property, plan and equipment	GBP	11,434	10,773
Total property, plant and equipment

Other Assets

Other assets	Ch$	6,718,004	8,025,326
Other assets	ARS	5,078	4,771
Other assets	US$	239,515	-
Other assets	UF	7,070	-
Other assets	Euro	7,260	-

Total Assets

	Ch$	150,370,283	165,421,956
	ARS	14,086,719	14,897,377
	GBP	3,205,621	6,838,253
	US$	22,813,962	21,416,127
	Euro	4,887,078	7,454,652
	CAD	962,784	1,519,744
	UF	902,066	824,466
	DEM	-	248

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 29 - Foreign and Domestic Currency, continued

Current liabilities

		UP TO 90 DAYS				90 DAYS TO 1 YEAR

		2002		2003		2002		2003

	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate

Short-term bank debt	Ch$	-		963,538	5.98%	-		2,669,657	4.24%
Short-term bank debt	US$	3,602,221	2.64%	-		348,773	2.64%	3,823,011	1.65%
Short-term bank debt	UF	8,864		-		4,817,703	0.86%	5,138,636	1.58%
Short-term bank debt	EUR	-		216,256		-		1,230,224

Current maturities of long-term debt	UF	50,563	1.36%	-		1,018,563	1.36%	1,734,161	2.38%
Current maturities of long-term debt	Ch$	-		-		-		1,053,792	4.23%
Current maturities of long-term debt	EUR	20,638		-		-		548,351	3.20%
Current maturities of long-term debt	US$	6,510,229	3.58%	2,632,818	2.06%	3,406,172	5.20%	2,690,243	1.80%

Bonds payable	UF	322,711	6.00%	-		332,254	6.00%	-

Long-term debt with maturities within one year	UF	-		47,279		106,493		134,896	5.76%

Long-term debt with maturities within one year	EUR	-		165,379		-		-

Long-term debt with maturities within one year	US$	-		147,660	5.76%	-		-

Dividends payable	Ch$	1,101,237		1,223,297		-		-

Accounts payable	Ch$	10,845,165		11,027,558		-		-
Accounts payable	ARS	44,327		135,986		-		-
Accounts payable	US$	1,083,494		454,187		-		-
Accounts payable	AUD	357		-		-		-
Accounts payable	GBP	81,498		272,387		-		-
Accounts payable	UF	-		998		-		-

Notes payable	SEK	-		13,533		-		-
Notes payable	US$	448,287		227,568		-		-
Notes payable	UF	532,492		358,520		-		-
Notes payable	CAD	-		15,060		-		-
Notes payable	EUR	-		200,225		-		-
Notes payable	GBP	-		12,475		-		-
Notes payable	ARS	256,402		529,652		-		-

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 29 - Foreign and Domestic Currency, continued

Current liabilities

		UP TO 90 DAYS				90 DAYS TO 1 YEAR

		2002		2003		2002		2003

	Currency	Amount	Annual Average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Notes and accounts payable to related companies	Ch$	1,634,980	-	2,221,305	-	-	-	-	-
Notes and accounts payable to related companies	US$	-	-	309,495	-	-	-	-	-
Notes and accounts payable to related companies	ARS	551,620	-	-	-	-	-	-	-

Other accounts payable	Ch$	331,262	-	312,795	-	-	-	-	-
Other accounts payable	US$	34,976	-	40,699	-	-	-	-	-
Other accounts payable	GBP	145,129	-	-	-	-	-	-	-
Other accounts payable	UF	-	-	641,329	-	-	-	-	-

Accrued expenses	Ch$	2,557,688	-	5,580,731	-	-	-	-	-
Accrued expenses	ARS	476,301	-	701,691	-	-	-	-	-
Accrued expenses	US$	3,939,917	-	3,816,331	-	-	-	-	-
Accrued expenses	EUR	516,217	-	789,460	-	-	-	-	-
Accrued expenses	CAD	299,266	-	289,425	-	-	-	-	-
Accrued expenses	GBP	269,962	-	549,261	-	-	-	-	-

Withholdings payable	Ch$	1,273,446	-	1,404,040	-	-	-	-	-
Withholdings payable	ARS	77,258	-	1,176	-	-	-	-	-
Withholdings payable	US$	203,339	-	288,115	-	-	-	-	-
Withholdings payable	EUR	7,780	-	59,404	-	-	-	-	-
Withholdings payable	GBP	17,764	-	286,437	-	-	-	-	-
Withholdings payable	UF	1,188	-	13,009	-	-	-	-	-

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 29 - Foreign and Domestic Currency, continued

		UP TO 90 DAYS				90 DAYS TO 1 YEAR

		2002		2003		2002		2003

			Annual		Annual		Annual		Annual
			Average		average		average		average
	Currency	Amount	interest rate	Amount	interest rate	Amount	interest rate	Amount	interest rate
Income taxes	Ch$	107,261	-	-	-	-	-	-	-
Deferred revenues	Ch$	42,135	-	47,121	-	-	-	-	-
Other current liabilities	US$	4,159	-	14,282	-	-	-	-	-
Other current liabilities	UF	10,000	-	-	-	-	-	-	-
Other current liabilities	ARS	99,426	-	-	-	-	-	-	-

Current liabilities

	UP TO 90 DAYS				90 DAYS TO 1 YEAR

	2002		2003		2002		2003

		Annual		Annual		Annual		Annual
		Average		average		average		average
Currency	Amount	interest rate	Amount	interest rate	Amount	interest rate	Amount	interest rate
Ch$	17,893,174	-	22,790,385	-	-	-	3,723,449	-
US$	15,826,622	-	7,931,155	-	3,754,945	-	6,513,254	-
UF	925,818	-	1,061,135	-	6,275,013	-	7,007,693	-
EUR	544,635	-	1,430,724	-	-	-	1,778,575	-
ARS	1,505,334	-	1,368,505	-	-	-	-	-
AUD	357	-	-	-	-	-	-	-
GBP	514,353	-	1,120,560	-	-	-	-	-
SEK	-	-	13,533	-	-	-	-	-
CAD	299,266	-	304,485	-	-	-	-	-

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 29 - Foreign and Domestic Currency, continued

Long-term liabilities as of December 31, 2003

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

			Annual		Annual		Annual		Annual
			Average		average		average		average
	Currency	Amount	interest rate	Amount	interest rate	Amount	interest rate	Amount	interest rate
Long-term bank debt	UF	9,859,440	2.60%	-	-	-	-	-	-
Long-term bank debt	EUR	1,628,767	0.95%	2,171,611	0.95%	-	-	-	-

Notes payable	EUR	168,737	-	-	-	-	-	-	-

Other long-term accounts payable	UF	16,385	7.00%	-	-	-	-	819,646	7.00%
Other long-term accounts payable	ARS	69,975	-	-	-	-	-	-	-

Long-term accounts payable to related
companies	US$	2,177,388	-	-	-	-	-	-	-

Long-term accrued expenses	Ch$	-	-	-	-	-	-	574,937	-

Long-term deferred taxes	Ch$	1,207,070	-	590,402	-	1,467,848	-	-	-

Total long-term liabilities
	UF	9,875,825	-	-	-	-	-	819,646	-
	EUR	1,797,504	-	2,171,611	-	-	-	-	-
	ARS	69,975	-	-	-	-	-	-	-
	US$	2,177,388	-	-	-	-	-	-	-
	Ch$	1,207,070	-	590,402	-	1,467,848	-	574,937	-

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 29 - Foreign and Domestic Currency, continued

Long-term liabilities as of December 31, 2003

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

	Currency	Amount	Annual Average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Long-term bank debt	US$	1,187,600	2.00%	-	-	-	-	-	-
Long-term bank debt	UF	5,091,228	2.16%	-	-	6,768,000	4.85%	-	-
Long-term bank debt	EUR	2,128,471	3.20%	1,064,161	3.20%	-	-	-	-
Long-term bank debt	Ch$	2,810,000	3.06%	-	-	-	-	-	-
Other long-term accounts payable	UF	365,173	5.76%	305,338	5.84%	218,381	5.84%	-	-
Notes and accounts payable to related companies	US$	890,700	-	-	-	-	-	-	-
Long-term accrued expenses	Ch$	595,391	-	-	-	-	-	-	-
Long-term deferred taxes	Ch$	894,745	-	798,667	-	1,973,559	-	-	-
Total long-term liabilities
	US$	2,078,300	-	-	-	-	-	-	-
	UF	5,456,401	-	305,338	-	6,986,381	-	-	-
	EUR	2,128,471	-	1,064,161	-	-	-	-	-
	Ch$	4,300,136	-	798,667	-	1,973,559	-	-	-

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 30 - Sanctions

As of December 31, 2003, the Company and subsidiaries, directors and/or administrators have not been subject to fines or sanctions from the Superintendency of Securities and Insurance or any other Chilean regulating agency.

Note 31 - Subsequent Events

On March 18 th 2004, the Board of Directors agreed to call a Special Shareholders's Meeting of Viña Concha y Toro S.A., to propose a plan which may empower the Company to acquire shares are issued by the company itself, under the Articles 27 to 27D of the Stock Corporation Act. As of April 30 th , 2004, the Special Shareholders' Meeting was held, in which the share acquisition plan proposed by 89.9% of the issued voting shares was approved.

Between December 31, 2003, and the date of issuance of these financial statements there has been no other significant subsequent events which might materially alter the Company's position and/or the interpretation of these financial statements.

Note 32 - Environment

During 2002 and 2003, the Company invested and disbursed funds destined, direct or indirectly to the improvement of environmental conditions. The detail of these disbursements is as follows:

Investments	As of December 31,

(additions)	2002	2003

	ThCh$	ThCh$
Water treatment plants	-	149,931

Expenses	As of December 31,

(additions)	2002	2003

	ThCh$	ThCh$
Maintenance and supplies of water treatment plants	194,022	215,326

As of December 31, 2002 and 2003, the net balance of assets destined to improve the environment amounted to ThCh$346,859 and ThCh$430,233, respectively.

Note 33 - Time Deposits

The detail of these is as follows:

		As of December 31,

		2002	2003

Bank	Currency	ThCh$	ThCh$
Citibank New York	US$	1,061,865	-

Total		1,061,865	-

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 34 - Prepaid Expenses

The detail of these is as follows:

	As of December 31,

	2002	2003

	ThCh$	ThCh$
Next harvest expenses	5,709,937	6,512,131
Prepaid insurance	595,810	327,310
Other prepaid expenses	510,399	326,721

Total	6,816,146	7,166,162

Note 35 - Sales

The detail of these is as follows:

	As of December 31,

	2001	2002	2003

	ThCh$	ThCh$	ThCh$
Sale of Wine	109,425,099	122,287,383	146,482,639
Sale of services	3,764,203	3,700,813	3,311,253
Sale of other products	2,951,137	3,615,542	3,650,108

Total sales	116,140,439	129,603,738	153,444,000

Note 36 - Significant events

March 21, 2003

On March 21, 2003, the Company informed the Chilean Superintendency of Securities and Insurance and the Chilean Stock Exchange of the General Shareholders' Meeting to be held on April 29, 2003. The agenda was as follows:

1.	Approval of the annual report, balance sheet, financial statements and the report of the independent auditors for the period beginning on January 1, 2002 and ending on December 31, 2002.

2.	Distribution of income and dividend distribution policy.

3.	The nomination of the Company's independent external auditors for 2003.

4.	Directors' remunerations.

5.
Determine the fees payable to directors who will be a part of the Committee referred to in Article No. 50 bis of Law No. 18,046 and determine the budget for expenses related to the activities performed by this Committee for the year 2003.

6.	Determination of the publication in which notice of the next shareholders' meeting is to be published.

7.	Operations as governed by Article 44 of Law No. 18,046.

8.	Any other business.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

March 21, 2003

On March 21, 2003, the Company informed the Chilean Superintendency of Securities and Insurance and Chilean Stock Exchanges of the following dividend policy proposed at the General Ordinary Shareholders' Meeting:

-
Distribute for the year 2002, a final dividend No. 211 of Ch$4.58 per share which will be paid on May 28, 2003, which is added to those provisional dividends distributed with a charge to income for the year 2002 Nos. 208 and 209 for an amount of Ch$1.50 per share each paid on September 30, 2002 and December 30, 2002, respectively and dividend No. 210 for a sum of Ch$1.50, which will be paid on March 31, 2003.

-
Maintain as dividend policy 40% of net income. The Board of Directors' intention is to distribute during 2003, three dividends Nos. 212, 213 and 214 for an amount of Ch$1.70 per share each, which will be paid as provisional dividends on September 30, 2003, December 30, 2003 and March 31, 2004, respectively. A fourth dividend will be paid for the amount required to complete 40% of income for the year 2003, which will be paid in May 2004, upon becoming aware of and approving income for the year by the shareholders at the respective General Ordinary Shareholders' Meeting.

-	In any case, this dividend policy depends on the Company's available cash funds.

April 30, 2003

On April 30, 2003, the Company informed the Chilean Superintendency of Securities and Insurance and Chilean Stock Exchanges of the approval by the shareholders at the General Ordinary Shareholders' Meeting of the following schedule for the dividend policy:

-
Distribute for the year 2002, a final dividend No. 211 of Ch$4.58 per share which will be paid on May 28, 2003, which is added to those provisional dividends distributed with a charge to income for the year 2002 Nos. 208 and 209 for an amount of Ch$1.50 per share each paid on September 30, 2002 and December 30, 2002, respectively and dividend No. 210 for a sum of Ch$1.50, which will be paid on March 31, 2003.

-
Maintain as dividend policy 40% of net income. The Board of Directors' intention is to distribute during 2003, three dividends Nos. 212, 213 and 214 for an amount of Ch$1.70 per share each, which will be paid as provisional dividends on September 30, 2003, December 30, 2003 and March 31, 2004, respectively. A fourth dividend will be paid for the amount required to complete 40% of income for the year 2003, which will be paid in May 2004, upon becoming aware of and approving income for the year by the shareholders at the respective General Ordinary Shareholders' Meeting.

-	In any case, this dividend policy depends on the Company's available cash funds.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 37 - Differences between Chilean and United States generally accepted accounting principles

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

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-years ended December 31, 2003 was approximately 7.1%. Pursuant to Chilean GAAP, the Company's financial statements recognize certain effects of inflation. The inclusion of price-level adjustments in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. As allowed pursuant to Form 20-F, the reconciliation included herein of consolidated net income and shareholders' equity, as determined in accordance with US GAAP, does not include adjustments to eliminate the effect of inflation accounting under Chilean GAAP.

b)	Business Combinations, Goodwill and Intangible Assets

As required by Statement of Financial Accounting Standard No. 141, “Business Combinations”, (“SFAS 141”), all business combinations consummated after June 30, 2001 are accounted for under the purchase accounting method, which requires that the purchase price be allocated to the acquired assets and liabilities on the basis of fair market value. Any excess of the cost of the investment over such fair value is treated as goodwill. Under Chilean GAAP, goodwill is recorded based on the difference between the investment purchase price and the book value of the assets acquired and liabilities assumed. Business combinations entered into by the Company have not produced significant differences in the recorded assets and liabilities in the accounting records of the acquirees. As of January 1, 2004, Chilean GAAP accounting treatment for business combinations is similar to SFAS No. 141.

As of January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”). SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, beginning January 1, 2002, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment annually or when circumstances change. The Company has performed the annual impairment tests of goodwill required by the standard, which did not result in any impairment charge.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 37 - Differences between Chilean and United States generally accepted accounting principles, Continued

The table below presents the reported net income and earnings per share under Chilean and U.S. GAAP that would have been recorded for the years ended December 31, 2001, 2002 and 2003 if amortization expense recognized in those periods related to goodwill is excluded:

	For the years ended December 31,

	2001	2002	2003
	ThCh$	ThCh$	ThCh$

Reported net income under U.S. GAAP	12,465,610	16.819.090	18,884,676
Add back: Goodwill amortization under U.S. GAAP	85,397	-	-

Adjusted net income under U.S. GAAP	12,551,007	16,819,090	18,884,676

	Ch$	Ch$	Ch$
Reported earnings per share under U.S. GAAP	17.33	23.39	26.26
Goodwill amortization	0.12	-	-

Adjusted earnings per share under U.S. GAAP	17.45	23.39	26.26

Weighted average number of total shares outstanding	719,170,735	719,170,735	719,170,735

The effects of reversing goodwill amortization from January 1, 2002 are included in the reconciliation in m).

c)	Marketable securities

In accordance with accounting principles generally accepted in Chile , marketable securities are stated at the lower of price-level restated cost or market value. The investments which the Company holds are stated at price-level restated cost at December 31, 2001, 2002 and 2003. For U.S. GAAP purposes, the Company's portfolio of marketable securities have been classified as available-for-sale, in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Consequently , the adjustment to market value has been recorded in equity. The required disclosures for investments classified as available-for-sale in accordance with SFAS 115 is shown in paragraph 2 c). Additionally, when securities are sold, the gain or loss may be different under Chilean and U.S. GAAP. The effect of this difference is included in the reconciliation of shareholders' equity in paragraph 1 m) below.

d)	Revaluation of fixed assets

As mentioned in Note 10 d), certain fixed assets are reported in the financial statements at amounts determined in accordance with technical appraisals. The revaluation of fixed assets is an accounting principle that is not generally accepted in the United States . The effects of the reversal of this revaluation on property, plant and equipment, the related accumulated depreciation, the depreciation charge for each year and the income impact on the sale/disposal of these assets is shown under paragraph l m) below.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 37 - Differences between Chilean and United States generally accepted accounting principles, Continued

e)	Inventories

Until 1999, under Chilean GAAP, the valuation of wine inventories includes overhead costs only through the completion of the fermentation process. U.S. GAAP requires that the cost of finished goods include direct and indirect costs related to the bottling process, as well as indirect costs related to the aging process. For U.S. GAAP purposes these indirect costs have been included in the cost of inventories for periods prior to December 31, 1999. Beginning January 1, 2000, the Company changed its accounting policy for inventories to include indirect costs that had not been considered previously, thus eliminating U.S. and Chilean GAAP differences for items produced from that date.

The adjustment included in paragraph 1 m) below represents items remaining in inventory as of December 31, 2002 and 2003 that were produced in prior years, consisting primarily of premium wines.

f)	Capitalized interest

Beginning in 1994, the Company began to capitalize interest for Chilean GAAP purposes relative to qualifying assets (consisting principally of storage and aging containers and vineyards, which require 3 to 5 years to be ready for production) during the period that such assets are being constructed or prepared for productive use. Subsequently, the amount of interest capitalized each year has been the same for both U.S. and Chilean GAAP purposes. As the qualifying assets have been put into productive use, the corresponding capitalized interest is being amortized accordingly.

The adjustment included in paragraph 1 m) below corresponds to the amount of capitalized interest for U.S. GAAP purposes prior to 1994, which is being amortized using the straight-line method based on the estimated useful lives of the related assets.

g)	Capitalized leases

During 1993 and 1998, the Company entered into long-term agreements covering certain vineyard property for periods from 20 to 30 years. For Chilean GAAP purposes these transactions are reported as operating leases. Although they qualify for capital lease treatment under Chile GAAP as noted below, the difference from operating lease treatment is not significant and the parameters for determining such treatment are similar under U.S. GAAP and Chile GAAP. For U.S. GAAP purposes, as noted these transactions should be recorded as capital leases. The costs associated with the leases were capitalized (for both Chilean and U.S. GAAP purposes) as part of the cost of the vineyard to be amortized over the remaining life of the lease, until the vineyards have been developed for productive use. The difference between the fixed asset depreciation plus interest charges under U.S. GAAP and the lease payments plus fixed asset depreciation under Chilean GAAP were determined to not be significant. The effect on total assets, long-term debt and the current portion of long-term debt was as follows :

	As of December 31,

	2002	2003

Effect on:	ThCh$	ThCh$

Total assets (net)	2,273,726	2,200,775
Long-term debt	2,116,141	1,781,946
Current portion of long-term debt	93,202	85,872

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 37 - Differences between Chilean and United States generally accepted accounting principles, Continued

h)	Deferred income taxes

Prior to December 31, 1999, deferred taxes were not recognized for Chilean GAAP. Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, recognizing through the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as “complementary”) asset and liability was recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary asset and liability is being amortized to income over the estimated reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates. For U.S. GAAP purposes, deferred taxes were recognized on a comprehensive basis for all periods presented in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). Therefore, beginning in 2000, the only difference between Chilean GAAP and U.S. GAAP related to deferred taxes is the reversal of the amortization of the complementary deferred tax asset and liability accounts recorded under Chilean GAAP. Additionally, the Company has recognized the deferred tax effect related to other U.S. GAAP adjustments that give rise to temporary differences. The effect of accounting for deferred taxes under U.S. GAAP is included in the reconciliation of consolidated net income and shareholder’s equity in paragraph 1 m) below.

i)	Comprehensive income

The Company presents comprehensive income and its components with the objective of reporting a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income is the total net income from other non-owner equity transactions that result in changes in equity.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 37 - Differences between Chilean and United States generally accepted accounting principles, Continued

The following represents accumulated other comprehensive income balance, net of taxes, for the years ended December 31, 2001, 2002 and 2003:

	Year ended December 31, 2003

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	ThCh$	ThCh$	ThCh$
Beginning balance	1,087,669	(168,579)	919,090
Price-level restatement (1)	(10,898)	1,798	(9,100)
Unrealized losses on securities available for sale:
Unrealized gains (losses) arising during the period	12,794	(2,111)	10,683

Net unrealized losses	12,794	(2,111)	10,683
Adjustment for translation differences	(2,843,648)	469,202	(2,374,446)

Ending balance	(1,754,083)	300,310	(1,453,773)

	Year ended December 31, 2002

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	ThCh$	ThCh$	ThCh$
Beginning balance	621,874	(94,051)	527,823
Price-level restatement (1)	(18,301)	2,928	(15,373)
Unrealized losses on securities available for sale:
Unrealized gains (losses) arising during the period	(16,061)	2,569	(13,492)

Net unrealized losses	(16,061)	2,569	(13,492)
Adjustment for translation differences	500,157	(80,025)	420,132

Ending balance	1,087,669	(168,579)	919,090

	Year ended December 31, 2001

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount

	ThCh$	ThCh$	ThCh$
Beginning balance	198,752	(29,812)	168,940
Price-level restatement (1)	(11,729)	1,876	(9,853)
Unrealized losses on securities available for sale:
Unrealized gains (losses) arising during the period	88,664	(14,187)	74,477

Net unrealized losses	88,664	(14,187)	74,477
Adjustment for translation differences	346,187	(51,928)	294,259

Ending balance	621,874	(94,051)	527,823

(1)	Reflects the effect of price-level restatement for comparative purposes on the comprehensive income at the beginning of each period, adjusted to constant pesos of December 31, 2003.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 37 - Differences between Chilean and United States generally accepted accounting principles, Continued

j)	Non-operating vs. operating items

Under U.S. GAAP, the items included as non-operating income and expenses ( see Note 23) would be operating income and expenses except for interest income and expenses and dividends received, which would be considered other income and expenses.

k)	Derivatives

Beginning January 1, 2001, the Company adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement of Financial Accounting Standard No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" (collectively “SFAS 133”), which established comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Standard required that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. The standards also require formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

While the Company enters into derivatives for the purpose of mitigating its foreign currency risks, these operations do not meet the strict documentation requirements to qualify for hedge accounting under U.S. GAAP. Therefore, under U.S. GAAP, changes in the respective fair values of all derivative instruments would be reported in earnings when they occur.

Under Chilean GAAP, derivatives are accounted for in accordance with Technical Bulletin 57, “Accounting for Derivative Contracts” (“TB 57”). Under TB 57, all derivative financial instruments should be recognized on the balance sheet at their fair value. In addition, TB 57 requires that derivative financial instruments be classified as Non-hedging (investment) instruments and Hedging instruments, the latter further divided into those covering existing transactions and those covering anticipated transactions.

Contracts to cover existing transactions hedge against the risk of a change in the fair value of a hedged item. The differences resulting from the changes in the fair value of both the hedged item and the derivative instrument should be accounted for as follows:

a.	If the net effect is a loss, it should be recognized in earnings in the period of change.

b.	If the net effect is a gain, it should be recognized when the contract is closed and accordingly deferred on the balance sheet.

c.

If the net effect is a gain and net losses were recorded on the transaction in prior years, a gain should be recognized in earnings in the current period up to the amount of net losses recorded previously.

d.

If the effect is a net loss and net gains were recorded (as a deferred revenue) on the transaction in prior years, the gain should be utilized to offset the net loss before recording the remaining loss in the results of operations for the year.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 37 - Differences between Chilean and United States generally accepted accounting principles, Continued

k)	Derivatives, Continued

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. As of December 31, 2002 and 2003 the Company did not have embedded derivatives requiring bifurcation.

l)	Dividends

The company has a legal obligation to declare and pay dividends equal to at least 30% of consolidated net income as determined in accordance with Chilean GAAP. Accordingly, an adjustment was made in the accompanying U.S. GAAP reconciliation in paragraph 1 m) to recognize as dividends the difference between the dividends recorded as provisional dividends under Chile GAAP.

m)	Effects of conforming to U.S. GAAP

The following is a reconciliation of consolidated net income under Chilean GAAP to the corresponding U.S. GAAP amounts:

	Years ended December 31,

	2001	2002	2003

	ThCh$	ThCh$	ThCh$
Net income in accordance with Chilean GAAP	13,761,828	16,475,133	18,583,807
Reversal of Goodwill Amortization (par. 1 b)	-	82,244	79,235
Reversal of additional depreciation of revaluation by
technical appraisal (par. 1 d)	32,172	29,886	29,179
Adjustment of inventories (par. 1 e)	(1,035,336)	(44,357)	(11,358)
Capitalized interest, (par. 1 f)	(62,711)	(62,711)	(58,312)
Deferred taxes (par. 1 h)	(381,782)	321,195	250,338
Deferred tax effect of U.S. GAAP adjustments (par. 1 h)	151,439	17,700	11,787

Net income in accordance with U.S. GAAP	12,465,610	16,819,090	18,884,676

Other comprehensive income:
Unrealized holding gains and losses on available-for-sale
securities, net of taxes (par. 1 c)	74,477	(13,492)	10,683
Foreign currency translation	294,258	420,132	(2,374,446)

Total comprehensive income	12,834,345	17,225,730	16,520,913

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 37 - Differences between Chilean and United States generally accepted accounting principles, Continued

The following is a reconciliation of consolidated shareholders' equity differences under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	As of December 31,

	2002	2003

	ThCh$	ThCh$
Shareholders' equity in accordance with Chilean GAAP	128,866,752	138,163,272
Reversal of Goodwill Amortization (par. 1 b)	82,244	161,479
Marketable securities (par. 1 c)	218,693	232,882
Reversal of revaluation of technical appraisal (par. 1 d)	(1,982,924)	(1,953,745)
Adjustment of inventories (par.1 e)	11,358	-
Capitalized interest, net of depreciation (par. 1 f)	572,887	514,575
Deferred taxes (par.1 h)	(2,397,678)	(2,147,340)
Deferred tax effect of U.S. GAAP adjustments (par. 1 h)	(135,350)	(127,068)
Minimum dividend (par. 1 l)	(1,582,388)	(1,933,046)

Shareholders' equity in accordance with U.S. GAAP	123,653,594	132,911,009

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the years ended December 31, 2002 and 2003:

	2001	2002	2003
	ThCh$	ThCh$	ThCh$

Balance as of January 1	105,502,281	112,819,088	123,653,594
Dividends paid	(2,571,299)	(2,359,574)	(3,270,744)
Provisional dividends	(3,217,657)	(3,360,152)	(3,642,096)
Mandatory dividends, previous date	1,182,307	910,890	1,582,388
Mandatory dividends, closing date	(910,890)	(1,582,388)	(1,933,046)
Unrealized gains on Available-for-sale investments, net of
taxes	74,477	(13,492)	10,683
Cumulative translation adjustment	294,258	420,132	(2,374,446)
Net income in accordance with U.S. GAAP	12,465,610	16,819,090	18,884,676

Balance as of December 31	112,819,087	123,653,594	132,911,009

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 37 - Differences between Chilean and United States generally accepted accounting principles, continued

2.	Additional disclosure requirements

The following disclosures of information are not generally required for presentation in the financial statements under Chilean accounting principles, but are required or recommended under U.S. GAAP.

a)	Nature of Operations and Concentrations

Viña Concha y Toro S.A. is a vertically integrated company engaged principally in the production and sale of wine The Company’s wines are sold in 95 countries. Export sales represented 58.30% of total sales; domestic sales represented 25.40%, while other revenues, including revenues from our subsidiaries in Argentina, (Trivento Bodegas y Viñedos S.A. and Distribuidora Peumo Argentina S.A.) and United Kingdom (Concha y Toro UK Ltd.) represented 16.30% of revenues. Export sales are denominated in foreign currencies.

b)	Earnings per share

The following disclosure of net income per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP. Earnings per share are determined by dividing consolidated net income by the weighted average number of total shares outstanding.

	Years ended December 31,

	2001	2002	2003

	Ch$	Ch$	Ch$
Earnings per share (based on U.S. GAAP) (1)	17.33	23.39	26.26
Earnings per share (based on Chilean GAAP) (1)	19.14	22.91	25.84

Weighted average number of total shares outstanding	719,170,735	719,170,735	719,170,735

(1)

Basic and diluted earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or equity securities. Consequently, there are no potentially dilutive effects on the earnings of the Company.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 37 - Differences between Chilean and United States generally accepted accounting principles, continued

c)	Fair value disclosures

As of December 31, 2003, bond obligations are presented in the consolidated financial statements at nominal face value plus accrued interest totaling ThCh$648,480. The fair market value of these financial instruments determined based on current market interest rates is estimated to be ThCh$635,947.

For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

There are certain limitations inherent in the fair value data since while the data represents management’s best estimates, the data is subjective, involving significant estimates regarding current economic and market conditions. The methods and assumptions used to estimate the fair values are as follows:

For cash, short-term deposits and marketable securities, and current receivables and payables, the carrying amounts approximates the fair value due to the short-term maturity of these instruments.

For interest bearing liabilities, which are contracted at variable interest rates, the book value is considered to be equivalent to their fair value.

The fair market values of cash and cash equivalents, short-term borrowings, and notes and loans payable approximate the values at which these accounts are presented in the financial statements as of December 31, 2002 and 2003.

The following is a summary of available-for-sale securities:

	Year ended December 31, 2003

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

Available-for-Sale Investments:	ThCh$	ThCh$	ThCh$	ThCh$

Investments in equity securities	275,234	232,882	-	508,116

Total	275,234	232,882	-	508,116

	Year ended December 31, 2003

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

Available-for-Sale Investments:	ThCh$	ThCh$	ThCh$	ThCh$

Investments in equity securities	267,627	218,693	-	486,320

Total	267,627	218,693	-	486,320

Certain marketable securities are classified as other assets (as described in Note 12) for Chilean GAAP purposes. These securities are considered marketable securities for U.S. GAAP presentation purposes.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 37 - Differences between Chilean and United States generally accepted accounting principles, continued

d)	Useful life of property, plant and equipment

The Company’s property, plant, and equipment are being depreciated over the following useful lives:

Years

Plantations	25 to 30
Buildings and infrastructure	15 to 40
Aging barrels	4 to 25
Machinery and equipment	3 to 10
Transportation equipment	4 to 8
Bottles and packaging	3 years
Other fixed assets	5 to 15
Leased assets	20 to 30

e)	Income taxes

Income taxes is charged to the results of operations under each year presented under US GAAP as follows:

	2001	2002	2003

	ThCh$	ThCh$	ThCh$
Charge for the period under Chilean GAAP	2,791,698	3,008,444	3,367,628
U.S. GAAP Adjustments:
Deferred tax effect of applying SFAS No. 109	381,782	(321,195)	(250,338)
Deferred tax effect of U.S. GAAP adjustments	(151,439)	(17,700)	(11,716)

Charge for the period under U.S. GAAP	3,022,041	2,669,549	3,105,574

The reconciliation of theoretical tax at statutory rate as per U.S. GAAP is as follows:

	2001	2002	2003

	ThCh$	ThCh$	ThCh$
Tax expense at statutory Chilean tax rates	2,324,145	3,119,882	3,629,158
Increase (decrease) in statutory rates resulting from:
Non-deductible expenses	755,058	(316,669)	(341,550)
Non-taxable income	(87,390)	(122,984)	(151,567)
Other	30,228	(10,680)	(30,467)

Tax expense at effective tax rates	3,022,041	2,669,549	3,105,574

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 37 - Differences between Chilean and United States generally accepted accounting principles, continued

e)	Income taxes, continued

Significant components of the Company’s deferred tax assets and liabilities, under U.S. GAAP, arising from continuing operations as of December 31 are as follows:

Temporary differences	Year Ended December 31, 2002			Year Ended December 31, 2003

	SFAS N°109 applied to Chile GAAP	SFAS N°109 applied to US GAAP Adjustments	SFAS N°109 applied to US GAAP Balance	SFAS N°109 applied to Chile GAAP	SFAS N°109 applied to US GAAP Adjustments	SFAS N°109 applied to US GAAP Balance

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Provision for doubtful accounts	59,420	-	59,420	35,798	-	35,798
Provision for vacations	148,333	-	148,333	124,082	-	124,082
Staff severance indemnities	97,591	-	97,591	106,197	-	106,197
Inventories	173,659	(1,874)	171,785	210,488	-	210,488
Unrealized gains	276,193	(36,084)	240,109	244,493	(39,590)	204,903
Tax Loss *	606,801	-	606,801	863,784	-	863,784
Other	102,086	-	102,086	70,879	-	70,879

Total deferred assets	1,464,083	(37,958)	1,426,125	1,655,721	(39,590)	1,616,131

Capital lease agreements	14,092	-	14,092	29,160	-	29,160
Production expenses	682,952	-	682,952	553,194	-	553,194
Fixed assets depreciation	5,188,139	97,392	5,285,531	5,490,302	87,478	5,577,780
Other	-	-	-	271,308	-	271,308

Total deferred liabilities	5,885,183	97,392	5,982,575	6,343,964	87,478	6,431,442

Net deferred tax assets (liabilities)	(4,421,100)	(135,350)	(4,556,450)	(4,688,243)	(127,068)	(4,815,311)

*	These tax loss carry forwards have no expiration date.

f)	Shareholders' equity

As of December 31, 2003, the authorized share capital of the Company was comprised of 719,170,735 nominal shares without stated value all of which were issued, outstanding, registered and freely traded on the three Chilean stock exchanges. Of these authorized shares, 142,000,000 were registered and freely traded on the U.S. stock exchange via the ADR mechanism. Shareholders elect the members of the Board of Directors with each share having equal voting rights.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 37 - Differences between Chilean and United States generally accepted accounting principles, continued

As more fully explained in Note 22 in accordance with Chilean regulations, other reserves of ThCh$6,780,038 included in shareholders' equity as of December 31, 2003 are not distributable as dividends.

g)	Lease commitments

The Company leases certain vineyard property under long-term non-cancelable leases which are accounted for as capital leases for U.S. GAAP purposes. Rentals are due in monthly installments and are stated in U.S. dollars and UF. Rentals in U.F. are adjusted each year by the increase in the Consumer Price Index. The related future minimum lease payments as of December 31, 2003 were as follows:

Year ended December 31,	ThCh$

2004	278,311
2005	278,311
2006	278,311
2007	275,956
2008	277,546
Thereafter	2,368,688

Total future minimum lease payments	3,757,123
Interest	(1,468,728)

Present value of net minimum lease payments	2,288,395

The Company also leases certain office space under a long-term lease which is accounted for as a capital lease for Chilean and U.S. GAAP. Rentals are due in quarterly installments through January 2010 and are stated in U.F. The lease liability is recorded in other payables. The related future minimum lease payments as of December 31, 2003 were as follows:

Year ended December 31,	ThCh$

2004	236,482
2005	229,047
2006	229,047
2007	203,700
2008	153,006
Thereafter	229,510

Total future minimum lease payments	1,280,792
Interest	(192,005)

Present value of net minimum lease payments	1,088,787

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 37 - Differences between Chilean and United States generally accepted accounting principles, continued

h)	New accounting pronouncements

In January, 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. Consolidation by a primary beneficiary of the assets, liabilities and results of activities of variable interest entities will provide more complete information about the resources, obligations, risks and opportunities of the consolidated company. To further assist financial statement users in assessing a company's risks, the Interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The interpretation FIN 46 will have no impact on net loss or stockholders' equity.

In January 2003, the Financial Accounting Standards Board released Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46) which was revised by the Financial Accounting Standards Board in December 2003. The revised interpretation (FIN 46R) changes the method of determining whether certain entities, should be included in Concha y Toro S.A.’s Consolidated Financial Statements. An entity is subject to FIN 46R and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the majority of expected losses or receive the majority of expected returns of the entity or (3) equity investors that have voting rights that are not proportionate to their economic interests and substantially all the activities of the entity involve, or are conducted on behalf of, an investor with a disproportionately small voting interest. A variable interest entity is consolidated by its primary beneficiary, which is the party involved with the variable interest entity that has a majority of the expected losses or a majority of the expected residual returns or both.

The provisions of FIN 46R will apply for Concha y Toro S.A. to all entities subject to this interpretation in 2004.

Concha y Toro S.A. does not expect that the implementation of FIN46R will have a material effect on its consolidated financial condition or results of operation.

In April 2003, the FASB issued SFAS No. 149, Amendment of SFAS No. 133 on ‘‘Derivative Instruments and Hedging Activities’’. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of issued securities or other securities that do not yet exist. We determined that the adoption of SFAS No. 149 will not have any significant impact on our results of operations, our financial position and our cash flows.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 37 - Differences between Chilean and United States generally accepted accounting principles, continued

h)	New accounting pronouncements, Continued

In June, 2003, the FASB issued SFAS No. 150, ‘‘Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity’’. SFAS No. 150 clarifies classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires classification of financial instruments within a company’s scope as liabilities. Such financial instruments may include mandatory redeemable shares, financial instruments which embody an obligation to repurchase shares or require an issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or, in certain circumstances, an unconditional obligation. We believe that the adoption of this pronouncement does not have an impact on our statements of financial condition, our statements of operations or cash flows.

EITF Issue No. 01-08, ‘‘Determining Whether an Arrangement Contains a Lease’’. In May 2003, the EITF arrived at a consensus on EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, ‘‘Accounting for Leases’’. Upon application of EITF Issue No. 01-08, the accounting requirements under the consensus could affect the timing of revenue and expense recognition, and revenues reported as supply, transportation and storage services may be required to be reported as rental or lease income. Should capital-lease treatment be necessary, purchasers of transportation and storage services in the arrangements would be required to recognize assets on their balance sheets. The consensus is being applied prospectively to arrangements agreed to, modified, or acquired in business combinations on or after January 1, 2004. Previous arrangements that would be leases or would contain a lease according to the consensus will continue to be accounted for as transportation and storage purchases or sales arrangements. We are currently evaluating the impact of the adoption of EITF Issue No. 01-08 on our consolidated results of operations, cash flows or financial position.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of the Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. We believe that we are following the guidance of SAB 104.

In August 2003, the Financial Accounting Standards Board ratified EITF 03-11, “Reporting Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities”, and “Not Held for Trading Purposes” as Defined in EITF Issue No. 02-3, “Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities”. EITF 03-11 requires companies, when determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis, to make such determinations as a matter of judgement that depends on the relevant facts and circumstances. EITF 03-11 is to be applied prospectively for transactions or arrangements entered into by Concha y Toro S.A. after 1 January 2004. The application of EITF 03-11 is not expected to have a significant impact on Concha y Toro S.A.’s financial position or results of operations.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 37 - Differences between Chilean and United States generally accepted accounting principles, continued

h)	New accounting pronouncements, Continued

In March 2004, the FASB’s Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires certain disclosures for equity investments accounted for under the cost method. Annual disclosures about unrealized losses on available for sale securities that have not been recognized as other-than-temporary impairments that were required under an earlier EITF 03-1 consensus remain in effect. The EITF 03-1 guidance for determining other-than-temporary impairment is effective for Concha y Toro S.A.'s Form 20-F for the year ending December 31, 2004.

i)	Credit arrangements

The Company has renewable line of credit arrangements for short-term Chilean peso borrowing with various Chilean and foreign banks totaling, in the aggregate ThCh$86,862,740 of which ThCh$51,884,331 was available as of December 31, 2003.

j)	Concentrations of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash deposits, marketable securities and trade accounts receivable.

The Company maintains cash and cash equivalents, short and long-term investments and certain other financial instruments with various financial institutions. These financial institutions are located in Chile and the Company’s policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion around the world. Sales to the Company’s five largest distributors, represented 55.1%, 57.6% and 51.2% of total export revenues for the years ended December 31, 2003, 2002 and 2001, respectively, and are expected to continue to represent a substantial majority of the Company’s total export revenues in the future. The Company’s exclusive agent and importer in the United States, which imports and re-sells the Company’s products to distributors who service all 50 states, was the Company’s largest single customer in 2003, which represented 24.6% of the Company’s export sales and US$ value (27.3 in 2001 and 26.3 in 2002). No single customer represented more than 10% of sales during these years. The Company does not require collateral or security for its accounts receivable.

k)	Advertising costs

Advertising costs are expensed as incurred. Advertising expense of ThCh$5,933,270 ThCh$11,234,054 and ThCh$13,644,906 were recorded in 2001, 2002 and 2003, respectively.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 37 - Differences between Chilean and United States generally accepted accounting principles, continued

l)	Segment Information

Management considers the Company’s principal business activities to be concentrated in one reporting segment and consist of the production and distribution of wine. Revenues from sales of wine (the Company’s principal product) by major geographic areas based on location of customer are as follows (and are disclosed in accordance with FASB No. 131’s requirements concerning geographical information):

	Years ended December 31,

	2001	2002	2003

	ThCh$	ThCh$	ThCh$

OPERATION CHILE	109,728,143	124,672,158	143,348,656

DOMESTIC MARKET CHILE	38,591,793	37,867,724	38,900,670

EXPORTS
Europe	28,168,786	41,080,070	53,231,282
United States	19,141,734	21,820,680	24,670,676
Central America	5,620,229	5,803,158	6,754,552
South America	5,844,530	6,373,567	6,340,710
Asia	5,941,111	4,747,292	5,341,056
Canada	3,865,217	3,998,409	5,086,641
Caribbean	2,330,225	2,627,474	2,591,917
Other	224,518	353,784	431,152

Total	71,136,350	86,804,434	104,447,986

OPERATION ARGENTINA	6,412,296	4,931,580	9,995,344

DOMESTIC MARKET ARGENTINA	4,132,287	2,484,155	5,582,328

EXPORTS
Europe	1,126,070	1,062,470	2,057,354
United States	893,961	776,038	1,189,684
South America	59,625	409,216	534,200
Canada	138,406	118,402	373,794
Central America	15,671	30,185	117,118
Asia	12,995	13,960	63,426
Other	11,021	18,045	55,755
Caribbean	22,260	19,109	21,685

Total	2,280,009	2,447,425	4,413,016

Total Revenues	116,140,439	129,603,738	153,344,000

Sales to one major customer where ThCh$ 19,367,905 in 2001, ThCh$ 16,922,755 in 2002 and 24,316,672 in 2003.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 37 - Differences between Chilean and United States generally accepted accounting principles, continued

m)	Allowance for doubtful accounts, Income tax recoverable, inventories and others

The following is a rollforward of the changes to the allowance for doubtful accounts, income tax recoverable, and inventories:

	Balance at beginning of year Th.Ch.$	Price-level Restatement (1) Th.Ch.$	Charged to costs and expenses Th.Ch.$	Write-offs Th.Ch.$	Balance at end of year Th.Ch.$
Year ended December 31, 2001
Deducted from asset accounts:
Allowance for doubtful accounts	202,268	(6,082)	27,290	(29,208)	194,268
Allowance for inventories	274,026	(8,129)		(129,145)	136,752
Income tax recoverables
Year ended December 31, 2002
Deducted from asset accounts:
Allowance for doubtful accounts	194,268	(5,658)	145,408	-	334,018
Allowance for inventories	136,752	(3,945)	374,131		506,938
Income tax recoverables
Year ended December 31, 2003
Deducted from asset accounts:
Allowance for doubtful accounts	334,018	(3,308)	175,250	(369,034)	136,926
Allowance for inventories	506,938	(5,019)	423,892	(29,061)	896,750
Income tax recoverables			135,000		135,000
Sundry debtors			168,539		168,539
(1)	Reflects the effect of price-level restatement for comparative purposes on the allowance for doubtful accounts at the beginning of each period, adjusted to constant Chilean pesos of December 31, 2003.

n)	Disclosure regarding interest capitalization:

	Years ended December 31,

	2001	2002	2003

	ThCh$	ThCh$	ThCh$

Interest cost incurred	3,057,169	1,563,862	979,289
Interest capitalized under Chilean GAAP	784,819	472,725	185,476
Interest capitalized under US GAAP	784,819	472,725	185,476

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Adjusted for general price-level changes)
_______________

Note 37 - Differences between Chilean and United States generally accepted accounting principles, continued

o)	Cash flow information

The cash flow statement under Chilean GAAP does not differ significantly form a US GAAP cash flow statement for the cash and equivalents. The cash provided by (used in) operations, the cash previded by (used in) financing activities, and cash provided by (used in) investing activities.

	Years ended December 31,

	2001	2002	2003

	ThCh$	ThCh$	ThCh$

Cash provided by operating activities under Chilean GAAP	21,720,611	19,299,218	15,636,655

Cash provided by operating activities under U.S. GAAP	21,720,611	19,299,218	15,636,655

Cash provided by (used in) financial activities under Chilean GAAP	(11,426,374)	(13,212,386)	1,166,886

Cash provided by (used in) financial activities under U.S. GAAP	(11,426,374)	(13,212,386)	1,166,886

Cash used by investing activities under Chilean GAAP	(10,489,664)	(5,482,795)	(17,405,231)
Purchase of investments	(261,348)	(131,322)	-

Cash used by investing activities under U.S. GAAP	(10,751,012)	(5,614,117)	(17,405,231)

For the purpose of the statement of cash flows using U.S. GAAP classifications, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. In accordance with the Company’s policy, certain cash equivalents that are managed as part of the Company’s investment portfolio are excluded from the amount shown as cash and cash equivalents in the statement of cash flows. The detail of cash and cash equivalents is a follows:

	Years ended December 31,

	2001	2002	2003

	ThCh$	ThCh$	ThCh$

Cash	2,154,936	2,321,082	2,433,664
Time deposits	369,587	1,061,865	-

Total cash and cash equivalents	2,524,523	3,382,947	2,433,664

EXHIBIT INDEX

Exhibit
Number

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

2.1*

Form of Deposit Agreement among the Company, The Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, filed as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

2.2*

Form of Foreign Investment Contract among the Company, The Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADS and ADRs (with English translation), filed as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein

2.3*	Central Bank of Chile Chapter XXVI, filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.1*

Agency Agreement dated as of August 31, 1993 between the Company and Banfi Products Corporation, filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.2*

English Translation of Powers of Attorney granted by the Board of Directors of Inversiones Totihue S.A. to Family Principal Shareholders filed as Exhibit 3.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.3*

English Translation of Powers of Attorney granted by the Board of Directors of Rentas Santa Bárbara S.A. to Family Principal Shareholders filed as Exhibit 3.3 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.4*

English Translation of Shareholders Agreement, dated August 20, 1999, entered into by Guilisasti family and other affiliated parties relating to, among others, the transfer and voting of Common Stock filed as Exhibit 3.4 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1999.

4.1*

English Translation of the Shareholders’ Agreement, dated June 30, 1997, entered into by Viña Concha y Toro S.A. and Baron Philippe de Rothschild, relating to the creation of Viña Almaviva S.A. filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

4.2*

English Translation of the Shareholders’ Agreement, dated November 15, 2000, entered into by Viña Concha y Toro S.A. and Amorim & Irmaos, S.G.P.S. S.A. relating to, among others, the transfer and voting of common stock and the management and administration of Industria Corchera, S.A. filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that we explicitly incorporate it by reference.)

13.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that we explicitly incorporate it by reference.)

*Previously filed.