Form 20-F
period 2004-12-31
CONCHA Y TORO WINERY INC
filed 2005-06-30
CIK 930543

As filed with the Securities and Exchange Commission on June 30, 2005

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
ANNUAL REPORT
 PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004	Commission File number 001-13358

Viña Concha y Toro S.A.
(Exact name of Registrant as specified in its charter)

Concha y Toro Winery Inc.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Casilla 213
Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile
(562) 476-5000
(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares (“ADS”), each representing 50 Shares of common stock	New York Stock Exchange

Shares of common stock (“Shares” or “Common Stock”), without nominal (par) value, of Viña Concha y Toro S.A.	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
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

Yes	☒	No	☐

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17	☐	Item 18	☒

* Not for trading, but only in connection with the registration of ADS.

PART I

*	Omitted because the item is not applicable

**	The Registrant has responded to Item 18 in lieu of this Item.

-i-

CERTAIN DEFINED TERMS

          Unless otherwise specified, all references to “U.S. dollars,” “dollars” or “US$” are to United States dollars and all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos.  Viña Concha y Toro S.A. (“Concha y Toro” or the “Company”), a corporation (sociedad anónima abierta) formed under the laws of the Republic of Chile (“Chile”), publishes its consolidated financial statements in Chilean pesos that are adjusted to reflect changes in purchasing power due to inflation.  See Notes 2(d), 25 and 37 to the audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of income and cash flows for each of the three years ended December 31, 2002, 2003, and  2004 (the “Consolidated Financial Statements”) contained in Item 18.  Unless otherwise specified, financial information regarding the Company is presented in constant Chilean pesos as of December 31, 2004 and in accordance with generally accepted accounting principles in the Republic of Chile (“Chilean GAAP”).  Chilean GAAP varies in certain important respects from generally accepted accounting principles in the United States (“U.S. GAAP”).  See Note 37 to the Consolidated Financial Statements contained in Item 18.  Amounts in tables appearing in this Annual Report may not total due to rounding.

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

          Vinífera:  Of, relating to or being derived from premium grapes used in wine making.

          Viniculture/Viticulture:  The cultivation of grapes.

Units of Measure

1 Case	=	9 Liters
Centigrade	=	5/9 (Fahrenheit° - 32)
1 Hectare	=	2.47 Acres
1 Kilogram	=	2.2 Pounds
1 Kilometer	=	.62 Miles
1 Liter	=	1.057 Quarts
1 Milliliter	=	1/1000 Liter
1 U.S. Ton	=	2,000 Pounds or 907 Kilograms

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

FORWARD-LOOKING STATEMENTS

          This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items.  Forward-looking statements contained in this Annual Report may be identified by the use of forward-looking terminology, such as “anticipate,” “continue,” “estimate,” “expect,” “intend,” “may,” “will,” or the negative thereof or other variations thereon or comparable terminology.  In particular, among other statements, certain statements in Item 4 — “Information on the Company — Business Overview” with regard to management objectives, trends in market shares, market standing and product volumes, and the statements in Item 5 —  “Operating and Financial Review and Prospects” and Item 11 — “Quantitative and Qualitative Disclosures About Market Risk,” with regard to trends in results of operations, margins, overall market trends, interest rates, and exchange rates are forward-looking in nature.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

          There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  These factors include, but are not limited to, the risk factors identified in Item 3 —  “Key Information — Risk Factors” of this Annual Report and in the Company’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on October 13, 1994 (No. 33-84298), levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials and employee costs, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3:	KEY INFORMATION

Selected Historical Financial Data

          The following table presents selected consolidated financial data, under the captions “Consolidated Income Statement Data — Chilean GAAP”, “Consolidated Balance Sheet Data — Chilean GAAP,” and “Selected Financial Ratios” as of December 31, 2004 and 2003 and for the three years in the period ended December 31, 2004 derived from the financial statements included herein and the balance sheet as of December 31, 2002, 2001, and 2000 and the statements of income, shareholders’ equity and cash flows for the two years in the period ended December 31, 2001.  The balance sheet as of December 31, 2002, 2001, and 2000 and statements of income, shareholders’ equity and cash flows for the two years in the period ended December 31, 2001 are not included in this Annual Report.  The balance sheet as of December 31, 2004 and 2003 and the statements of income, changes in shareholders’ equity and cash flows for the years then ended have been audited by Deloitte & Touche, Sociedad de Auditores y Consultores Ltda., an independent registered public accounting firm.  The balance sheets as of December 31, 2002, 2001, and 2000 and the statements of income, changes in shareholders' equity and cash flows for the three years in the period ended December 31, 2002 were audited by Ernst and Young.  This information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the Notes thereto.  The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP.  Note 37 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP which affect the financial statements of the Company, the effects of such differences on the calculation of shareholders’ equity and net income, and a reconciliation to U.S. GAAP of shareholders’ equity at December 31, 2003 and 2004 and of net income for each of the three years in the period ended December 31, 2004.  All information expressed in Chilean pesos, except dividends, is presented in constant Chilean pesos at December 31, 2004 purchasing power based on the Chilean Consumer Price Index (“CPI”).

	As of and for the Year Ended December 31,

	2000	2001	2002	2003	2004

	Ch$	Ch$	Ch$	Ch$	Ch$
	(Expressed in millions of constant Ch$, except financial ratios and per share amounts)
Consolidated Statement of Income Data
Chilean GAAP:
Revenue from sales	110,420	119,044	132,844	157,447	188,207
Operating income	18,795	19,321	21,233	22,614	30,421
Non-operating income (expense), net	(2,257)	(2,346)	(1,251)	(110)	(2,902)
Net income	14,318	14,106	16,887	19,048	22,689
Net income per share	19.9	19.6	23.5	26.5	31.5
Net income per ADS(1)	995	981	1,174	1,324	1,577
Dividend declared per Share	7.4	8.0	7.9	9.9	12.6
Weighted average number of Shares
Outstanding(2)	719,170,735	719,170,735	719,170,735	719,170,735	719,170,735
U.S. GAAP:
Revenues from sales	110,420	119,044	132,844	157,447	188,207
Operating income	18,018	18,228	21,290	21,669	30,316
Net income	14,339	12,777	17,239	19,357	22,910
Basic and diluted earnings per share	19.94	17.77	23.97	26.92	31.86
Consolidated Balance Sheet Data
Chilean GAAP:
Total assets	186,196	193,140	202,160	223,832	258,139
Long-term debt	23,218	22,972	14,174	19,525	30,211
Shareholders’ equity	112,160	120,633	132,088	141,617	156,035
Capital stock	48,211	48,211	48,211	48,211	48,211
U.S. GAAP
Total assets	186,081	191,987	201,035	222,761	257,125
Long-term debt	23,218	22,972	14,174	19,525	30,211
Shareholders’ equity	108,140	115,640	126,745	136,234	150,428
Selected Financial Ratios (3)
Chilean GAAP
Operating margin	17.0%	16.2%	16.0%	14.4%	16.2%
Net Margin	13.0%	11.8%	12.7%	12.1%	12.1%
Debt to equity	42.7%	35.6%	27.4%	31.2%	38.1%
Debt to capitalization	29.9%	26.3%	21.5%	23.8%	27.6%
U.S. GAAP
Operating margin	16.3%	15.3%	16.0%	13.8%	16.1%
Net Margin	13.0%	10.7%	13.0%	12.3%	12.2%
Debt to equity	44.3%	37.2%	28.5%	32.5%	39.5%
Debt to capitalization	30.7%	27.1%	22.2%	24.5%	28.3%
Consumer Price Index(4)	4.7%	3.1%	3.0%	1.0%	2.5%

(1)	Determined by multiplying per Share amounts by 50 (1 ADS = 50 Shares).
(2)	Calculated on the basis of the number of shares outstanding and fully paid together with the pro-rata portion of the number of shares outstanding but not yet fully paid for each period.
(3)	These ratios, which are expressed as percentages, were calculated as follows: Operating margin = (Operating income)/(Revenues from sales);
Net margin = (Net income)/(Revenues from sales); Debt to equity = (Short and long-term borrowing)/(Total shareholders’ equity);
Debt to capitalization = (Short and long-term borrowing)/(Short and long-term borrowing plus Total shareholders’ equity).
Ratios presented have been rounded.
(4)	Based on Chile’s Consumer Price Index (“CPI”) for the period December 1 to November 30 of each year required to be used for price-level restatement purposes under Chilean GAAP.

          Unless otherwise indicated, U.S. dollar equivalent information, except export figures, for information in Chilean pesos, is based on the Observed Exchange Rate for December 31, 2004, which was Ch$557.40 per U.S. dollar.  No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

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

          The Mercado Cambiario Informal (the “Informal Exchange Market”) is a currency market comprised of exchange houses and money changers in Chile.  The Informal Exchange Market reflects the supply and demand for foreign currency and the rate of exchange in the Informal Exchange Market can fluctuate freely, above or below the Observed Exchange Rate.  Since 1990, the rate of exchange for pesos into U.S. dollars in the Informal Exchange Market has been similar to that in the Formal Exchange Market.  The Observed Exchange Rate as of May 31, 2005 was Ch$580.20 per U.S. dollar.

          The following table sets forth the annual high, low, average and year-end Observed Exchange Rates for U.S. dollars for each year indicated, and for each month during the six previous six months, as reported by the Central Bank of Chile.  The Federal Reserve Bank of New York does not report anybuying rate for Chilean pesos.

Annual High, Low, Average and Year-End
Observed Exchange Rate

	Ch$ per US$

Year	High(1)	Low(1)	Average(2)	Year-end

2000	580.37	501.04	539.49	573.65
2001	716.62	557.13	634.94	654.79
2002	756.56	641.75	688.94	718.61
2003	758.21	593.10	691.40	593.80
2004	649.45	559.21	609.53	557.40
December, 2004	597.27	559.66	576.17	—
January, 2005	586.18	557.40	574.12	—
February, 2005	585.40	563.22	573.58	—
March, 2005	591.69	573.55	586.48	—
April, 2005	588.95	572.75	580.46	—
May, 2005	583.59	570.83	578.31	—

(1)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.
(2)	The average of the monthly average rates during the period.

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

          The last severe freeze occurred in October 1991, and mainly affected the vineyards located in the Maipo region.  From 1996 to 1998, Chile experienced drought conditions which had an impact on the quality and yields of the grapes.  Future freezes or drought conditions in Chile could severely affect the quantity or quality of the production of wine by the Company.  See Item 4 —”Information on the Company — Chilean Wine Industry Overview.”

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

          Risks Associated with Higher Taxes, Tariffs.  In 2004, the Company’s export sales to third parties represented 55.9% of total revenues and sales of its foreign subsidiaries represented 19.8% of total revenues.  Wines are subject to a number of taxes and tariffs, including excise taxes in the United States and the Company’s other principal export markets.  Additional increases in such taxes and tariffs could depress wine consumption in those markets and could adversely affect the Company’s sales.

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

          Government Regulation.  The production and sale of wine is subject to extensive regulation within and outside of Chile.  Those regulations control such matters as licensing requirements, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers.  For example, it is the current policy of the U.S. Bureau of Alcohol, Tobacco, Firearms and Explosives that any statements made by a wine producer promoting the potential health benefits of wine must be balanced and must include appropriate statements regarding the established harmful effects of alcohol use.  In recent years, U.S. federal and state regulators have required warning labels and signage.  There can be no assurance that new or revised regulations or increased licensing fees and related requirements will not have a material adverse effect on the Company’s business and its results of operations.  See Item 4 — “Information on the Company — Government Regulation.” Future expansion of the Company’s existing facilities and development of new vineyards and wineries may be limited by present and future zoning ordinances and other legal requirements.  Availability of water and requirements for handling waste water can limit the Company’s growth.  While the Company believes that it will continue to be in compliance with all applicable environmental regulations, there can be no assurance that future legislative or regulatory developments will not impose restrictions which would have a material adverse effect on the Company.  See Item 4 — “Information on the Company — Government Regulation.”

          Dependence on Distributors.  The Company relies on distributors to sell its products in export markets.  Sales to the Company’s largest distributor, Banfi Products Corporation (“Banfi”) in the United States represented 22.3% of the Company’s total export revenues in 2004, and 25.6% of total export revenues in 2003.  Sales to the Company’s five largest distributors, including Banfi, represented 44.1% and 51.2% of total export revenues in 2004 and 2003, respectively, and are expected to continue to represent a substantial majority of the Company’s total export revenues in the future.  Although the Company has long-term written agreements with most of its largest distributors, the Company’s policy with respect to most of its distributors is to have oral agreements which may be terminated upon prior notice by either party.  The replacement or poor performance of the Company’s distributors or the Company’s inability to collect accounts receivable from its distributors could materially and adversely affect the Company’s results of operations and financial condition.  In addition, the Company’s strategy to expand sales in major export markets is to a large extent dependent on the performance of its distributors.  See Item 4 — “Information on the Company — Business Overview — Company Sales — Export Markets — Distribution in Export Markets.”

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

          The Company has a license from Tetra Pak de Chile Comercial Ltda. (“Tetra Pak Chile”) to package wine in Tetra Brik packages, and purchases these unassembled pre-printed packages from Tetra Pak Chile.  Wine sold in Tetra Brik packages accounted for approximately 75.5% and 61.9% of the Company’s domestic sales by volume and value, respectively, in 2004 and 75.6% and 60.3%, respectively, in 2003.  Although the Company believes that alternate suppliers are available, an interruption in the supply of Tetra Brik packages to the Company for any reason could result in a short-term material adverse effect on the Company’s operations.  See — Item 4 “Information on the Company — Business Overview — Bottling.”

          The Company currently relies on approximately 580 outside vineyards for supplies of grapes and approximately 50 producers for bulk wine.  In 2004 and 2003, approximately 75% and 70%, respectively, of the grapes used in the production of its premium, varietal, varietal blend and sparkling wines were purchased by the Company from independent growers in Chile.  Additionally, in 2004, the Company purchased grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company.  Most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year.  In 2004, the Company had long-term contracts with up to approximately 4.3% of its growers, primarily in the Maipo and Casablanca Valleys.

          Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations.

          Competition.  The wine industry in Chile and in the Company’s export markets is intensely competitive.  In Chile and in approximately 110 other countries, the Company’s wines compete with wines and other beverages from Chile and other countries.  Chilean wines, in general, compete with wines produced in the United States, Europe, Australia, South Africa, South America and New Zealand.  In addition, the Company’s wines compete with other beverages including soft drinks, liquors, beer and, in Chile, pisco (a Chilean grape spirit).  Many of the Company’s competitors in Chile and abroad have significantly greater financial resources than the Company.

          Due to competitive factors, the Company may not be able to increase prices of its wines in line with rising farming, vinification, selling and promotional costs.  See Item 5  — “Operating and Financial Review and Prospects.”  There can be no assurance that in the future the Company will be able to compete successfully with its current competitors or that it will not face greater competition from other wineries and beverage manufacturers.  See Item 4 — “Information on the Company — Company Sales — Chilean Markets — Local Competition” and “ — Company Sales — Export Markets — Export Sales and Competition.”

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

          The Company has been advised by its Chilean counsel, Cruzat, Ortúzar & Mackenna Ltda. – Baker & McKenzie Abogados, that no treaty exists between the United States and Chile for the reciprocal enforcement of foreign judgments.  Chilean courts, however, have enforced judgments rendered by United States courts by virtue of the legal principle of reciprocity and comity, consisting of the review in Chile of the United States judgment in order to ascertain whether certain basic principles of due process and public policy have been respected without reviewing the merits of the subject matter in the case.  Nevertheless, the Company has been advised by Cruzat, Ortúzar & Mackenna Ltda. – Baker & McKenzie Abogados that there is doubt as to the enforceability in Chile of judgments rendered by United States courts in actions predicated upon the civil liability of the U.S. federal securities laws.

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

          Risks Relating to Chile

          Dependence on the Chilean Economy.  As of December 2004, 92% of the Company’s assets were located in Chile.  In 2004 and 2003, sales in the Chilean market accounted for approximately 24.3% and 25.5%, respectively, of the Company’s total revenues.  Historically, domestic wine sales show a high degree of correlation with the economic situation prevailing in a country.  Accordingly, the Company’s financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile.  The main Chilean indicators for 2003 and 2004 were:

•	GDP grew 3.7% in 2003 and 6.1% in 2004.

•	Private consumption grew 4.1% in 2003 and 5.6% in 2004.

•	The unemployment rate was 7.4% and 7.8% in December 2003 and 2004, respectively. As of April 2005, the unemployment rate was 8.2% compared to 8.7% in April 2004.

•	Levels of investment increased 5.7% in 2003 and 12.7% in 2004.

The Company’s financial condition and results of operations could also be adversely affected by changes which the Company has no control over, including:

•	the economic or other policies of the Chilean government, which has a substantial influence on many aspects of the private sector;

•	other political or economic developments in or affecting Chile; and

•	regulatory changes or administrative practices of Chilean authorities.

          The Company’s financial condition and results of operations also depend to some extent on the level of economic activity in both Latin American and other countries.  Although economic conditions are different in each country, investors’ reactions to developments in one country may affect the securities of issuers in other countries, including Chile.

          Volatile and Illiquid Nature of the Market for the Common Stock in Chile.  The Common Stock of the Company is traded on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile and the Bolsa de Corredores — Bolsa de Valores (collectively, the “Chilean Exchanges”).  The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  The Santiago Stock Exchange, which is Chile’s principal exchange and which accounted for over 81.9% of

Chile’s equity trading volume in 2004, had a market capitalization of approximately US$117 billion as of December 31, 2004, and an average monthly trading of US$1,095 million in 2004.  The ten largest companies in terms of market capitalization represented approximately 43.8% of the aggregate market capitalization of the Santiago Stock Exchange as of December 31, 2004.  Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States.  The ten most widely-traded stocks in terms of trading volume accounted for approximately 51.1% of all trading volume on the Santiago Stock Exchange in 2004.  During 2004, approximately 15.3 % of the securities listed on the Santiago Stock Exchange traded an average of 85% or more of the trading days.

          In addition, the Chilean securities markets may be affected by developments in other emerging markets, particularly other countries in Latin America.

          Currency Fluctuations.  The Chilean peso has been subject to large fluctuations in value in the past,  most recently during 2004, and may be subject to significant fluctuations in the future.  See “Exchange Rates.”  Fluctuations in the exchange rate between the Chilean peso and other currencies affect the performance of the Company’s ADS as well as its financial condition and results of operation in a variety of ways.

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

          Because the Company’s export sales are primarily denominated in foreign currencies, changes in these foreign currencies to the Chilean peso may adversely affect the financial condition and results of operations of the Company.  Over 75.7% of the Company’s revenues are related to export sales that are denominated in U.S. dollars, Euros, Sterling Pounds, Canadian dollars, and Argentine pesos (sales of the Argentine subsidiaries).  Changes in these foreign currencies relative to the Chilean peso may result in operating losses for the Company and its subsidiaries.  In order to mitigate the short-term effect of changes in currency exchange rates, the Company enters into, from time to time, forward exchange agreements.  See Item 5 — “Operating and Financial Review and Prospects.”

          The Company holds assets in Argentine pesos through its Argentine subsidiaries, which assets are subject to currency fluctuation.  Since 2004, the Company takes financial instruments to minimize this effect.  For 2004, 2003 and 2002, the Company recognized Ch$274 million, Ch$521 million and Ch$3,099 million, respectively, of losses due to the conversion of the financial statements and the depreciation of the Argentine peso.

          Because the Company purchases some of its supplies at prices set at U.S. dollars and sells the products in other currencies, the Company is exposed to foreign exchange risks that may adversely affect its financial condition and results of operations.  Most notably, the Company purchases bottles, corks and Tetra Brik packages at prices set in U.S. dollars.  To the extent that the Company sells products with these components for pesos or other non-U.S. currencies, changes in the exchange rate of the U.S. dollar relative to these other currencies may result in losses and adversely affect the Company’s financial and operating results.  See Item 5 — “Operating and Financial Review and Prospects.”

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

          The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of US$10,000); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (i.e., payments regarding import and export transactions, etc.).

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

          Inflation.  Although inflation in Chile has moderated in recent years, historically Chile has experienced high levels of inflation.  High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on the Company’s financial condition and results of operations.  The annual rates of inflation for 2004, 2003 and 2002 were 2.5%, 1.0% and 3.0%, respectively.

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

          The Company is the largest Chilean producer and exporter of wines in terms of both volume and value, with total wine sales in 2004 of 165 million liters and Ch$180,524 million, respectively, representing 95.9% of  2004 revenues (Ch$188,207 million).

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

          The Company owns and operates vineyards that grow grapes for use in the Company’s wine-making operations, vinification plants (which convert grapes into wine), bottling plants and its wine distribution network.  Within Chile, the Company owns twenty-six vineyards and leases five other vineyards, located in Chile’s seven principal wine growing regions.  In addition to its properties in Chile, the Company owns 764 hectares of land near Mendoza, Argentina.

          In domestic and export markets, the Company’s bottled wines are sold in the premium, varietal, varietal blend and sparkling wine segments.  In the domestic and export markets, the Company sells popular wines, packaged primarily in one liter, 1.5, and 2.0 liter Tetra Brik packages.  A small quantity of wine, 0.4% of total revenues, was sold in bulk form in domestic and export markets.

          The Company sells its premium wines under brand names including: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Casillero del Diablo, Trio and Late Harvest.  The Company sells its varietal and varietal blend wines under the brand names Sunrise, Concha y Toro and Frontera — and in some export markets, under the brand names Tocornal, Cono Sur and Maipo.  The Company sells popular wines under the brand names Tocornal, Clos de Pirque, Exportación and Fressco.  See “Chilean Wine Industry Overview — Wine Classifications,” “Business Overview — Company Sales — Chilean Markets” and “ — Company Sales — Export Markets.”

          The Company’s first initiative toward the development of more complex wines was the launching of Casillero del Diablo in 1965.  Casillero del Diablo was made from selected grapes and aged two years longer than the standard Cabernet Sauvignon then being produced.  Today, Casillero del Diablo is the largest seller among the Company’s premium wines.  In the past three years, the Company’s marketing efforts have been focused on its Casillero del Diablo brand.  Through a global marketing campaign that started in August 2001 and with a new packaging launched in 2002, the Company’s target is to transform Casillero del Diablo into a global brand. In 2004, global sales of Casillero del Diablo totaled 1.5 million cases.

          The Company has grown to become the largest wine producer in Chile by combining the wine-making traditions of its founders with state-of-the-art technology.  The Company believes that key factors in its past success and in any future success are:

•	the ability to maintain competitive prices while continuing to improve the quality of its wines;

•	the development of new opportunities and markets; and

•	the promotion of its higher priced varietal and premium products.

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

          The Company’s wholly-owned subsidiary, Sociedad Exportadora y Comercial Viña Maipo Ltda. (“Viña Maipo”), currently exports Viña Maipo brand wines and holds investments in affiliated companies.  The Company’s wholly-owned subsidiary, Viña Cono Sur S.A., is involved in the sale, both in the local and export market, of Cono Sur, Isla Nergra and Tocomal brand wines.  In 1996, the Company, through Comercial Peumo and Viña Maipo, acquired Viña Patagonia S.A. (“Viña Patagonia”), the Company’s first non-Chilean subsidiary. In 2001, Viña Patagonia changed its trading name to Trivento Bodegas y Viñedos S.A. (“Viña Trivento”) to reinforce the marketability of Trivento its main brand and range of wines. Viña Trivento is located near Mendoza, Argentina.  In 1997, Viña Trivento obtained its first harvest and commenced exporting activities during the fourth quarter of 1997.  The operating assets of Viña Trivento primarily include a total of 764 hectares of land, with 706 hectares corresponding to arable land, cellars with a capacity of 28 million liters and other wine-making equipment.  In 1998, the Company, through Comercial Peumo and Viña Maipo, organized Peumo Argentina for the purpose of distributing wines of the Company and Viña Trivento in the Argentine market.

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

          In addition, the Company,  Rothschild S.A., and a former subsidiary of the Company Bodegas y Viñedos, Santa Emiliana S.A. (“Viñedos Emiliana”) that licenses the Company to sell wine under its brand name as described further below, have agreed that during the life of Viña Almaviva (i) each party will not produce a Chilean wine similar to and in the same price range as the “Primer Orden” wines to be produced by Viña Almaviva, (ii) Rothschild S.A. will not produce and sell any Chilean wine, and the Company and Viñedos Emiliana will not produce and sell any French wine, without the other party’s prior consent, and (iii) Rothschild S.A. will not sell or purchase any wine or grapes in Chile, and the Company and Viñedos Emiliana will not sell or purchase any wine or grapes in France, without the other party’s prior consent.

          In November 2000 the Company purchased 49.6% of Industria Corchera S.A. (“Industria” or “Industria Corchera”), a cork manufacturer.  In connection with the acquisition, the Company and Amorim & Irmaos S.G.P.S. S.A. (“Amorim”), a Portuguese company that produces and distributes cork worldwide, entered into a shareholders’ agreement providing for the transfer of shares and the administration of Industria Corchera.  An English translation of the shareholders’ agreement between the Company and Amorim is filed as Exhibit 4.2 to this Annual Report.  The Company and Amorim jointly own 99.68% of the capital stock of Industria Corchera.

          In addition to producing and bottling wine under its own labels, the Company has a license from Viñedos Emiliana to use Viñedos Emiliana’s brand name in Chile.  The Company bottles and sells in Chile for its own account a portion of its varietal wine production under Viñedos Emiliana’s labels, paying royalties in exchange for such rights.  In addition, under a contract with Viñedos Emiliana, the Company also bottles for a fee, wine produced by Viñedos Emiliana which is sold by Viñedos Emiliana for its own account under Viñedos Emiliana’s labels in export markets.  The Company and Viñedos Emiliana have a number of directors in common, as well as a significant percentage of common share ownership.  See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

Business Strategy

          After gaining increasing brand recognition for its products outside Chile, the Company continues to develop its domestic and export markets strategy by focusing on the sale of premium and varietal wines.  Additionally, the Company will continue to promote its popular wine sales actively.

In order to promote these strategies, the Company has:

•	continued investing in state-of-the-art technology and improved production methods, which enhance the quality of its premium and varietal wines;

•	introduced new products intended to expand its varietal and premium wine product lines;

•	fortified existing distribution channels;

•	increased its own grape production on existing or purchased vineyards to lower the cost and improve the quality of its principal raw material; and

•	entered new markets, such as Europe and Asia, where the potential exists to sell higher margin products.

          The Company has invested approximately Ch$138,800 million in agriculture, infrastructure and other wine business investments since 1995.  In 2004, the Company made approximately Ch$22,770 million (approximately US$41 million) of capital investments, which included increasing its vinification and cellar capacity, acquiring vineyards in production, planting new vineyards and buying new agriculture machinery, among others.  The Company has established a capital expenditure budget of approximately Ch$36,712 million (approximately US$61 million) for 2005 to support expected future growth in sales, and the corresponding increase in demand for grapes and production capacity.  Investments will be aimed at the acquisition of new vineyards, the construction of storage and vinification facilities, expansion of the bottling plant and acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines.  The Company expects to continue planting wine vines, and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile, as well as in Argentina.

          The Company believes that a key factor in its past success and in any future success is its ability to maintain competitive prices while improving the quality of its wines.  In order to increase its market share in the domestic market, the Company has maintained price competitiveness with beer and wine from other producers, introduced new wines targeted at different consumer segments, and increased marketing and advertising support for its products.  In export markets, the Company believes that it can continue to consistently offer high-quality wines at competitive prices in the premium, varietal and varietal blend segments and that such wines can successfully compete with the best European, Australian, South African and U.S. wines.  See “Business Overview — Domestic Marketing Strategies” and “ — Export Marketing Strategy.”

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

          The Central Zone stretches for approximately 500 kilometers (309 miles) and is located between 32° and 38° latitude south.  This location coincides with the latitude band (30° to 50°) in which virtually all of the world’s wine-producing areas are located.  For instance, California’s vineyards are located at approximately 34° to 38° latitude north and Australia’s vineyards at 32° to 40° latitude south.  France’s vineyards are farther north between 40° and 51° latitude north.

          The climate of Chile’s Central Zone is defined as temperate Mediterranean with an extended dry season.  Rainfall mainly occurs during wintertime; with annual averages of 300 mm to 700 mm.  Pluviosity is strongly influenced by the El Niño and La Niña phenomenons.  If El Niño brings rainier and warmer conditions, La Niña leaves us with dry and colder weather.  Springs are usually mild albeit not completely frost-free; when they do hit, frosts strongly affect the production of grapes.  Our dry season spans from summertime to the early days of fall, a pattern which favors the ripening of both red and white grapes.

          The Company owns or leases vineyards in the seven principal wine-growing regions in Chile.  These regions include, from north to south: Limarí, Casablanca, Maipo, Cachapoal, Colchagua, Curicó and Maule.  Most of these regions possess distinct weather and soil characteristics.  However, they share the important characteristics of cool nights and hot days with daily temperature variations of 12°C to 20°C (54°F to 68°F) in the summer. This type of climatic condition is essential for the growing of “wine quality” grapes.  See “Business Overview — Vineyards.”

          Limarí Valley.  Transversal valley runs from East to West, from the Andes to the Pacific, and is sited 400 kilometers (250 miles) north of Santiago.  It is a fairly narrow valley limited by small mountainous chains to the north and south; its main features are sedimentary and mineral soils and a semiarid climate with strong maritime influence, especially in the area closer to the Pacific Ocean.  The absence of rainfall during ripening season, in addition to the extreme luminosity of the skies, make for concentrated grapes with enhanced color and aromas.  The varieties that benefit the most from this privileged setting are Chardonnay, Sauvignon Blanc and Syrah.

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

          Cachapoal Valley.  Part of the greater Rapel Valley, Cachapoal is located 100 to 180 kilometers south of Santiago and covers the 80-kilometer long stretch (62 to 112 miles south of Santiago) between the cities of Rancagua and San Fernando.  Its benign weather, normally lacking in frosts and warm summers, suits varieties which call for a delayed harvest, such as Carmenere.  Irrigated by the Rapel and Cachpoal rivers, its soils have an alluvial origin and are deep and rich.  Most of this valley’s production is geared towards red wines.

          Colchagua Valley. This valley is part of the grand Rapel valley.  Its soils vary from the deep and fertile sandy-clay loam organically rich soils to sandy soils.  Its soils are irrigated by the water from the Tingiririca River. The valley is renowned for growing a wide range of grape varieties, where the Cabernet Sauvignon and Carmenere varieties stand out.

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

          Maipú Region.  The Maipú region is located in the upper part of the Mendoza River, 18 kilometers (11 miles) to the southeast of the city of Mendoza.  This region has a temperate, dry climate.  Its soil is alluvial and sandy, somewhat organically poor but with very good drainage characteristics.  Day and nighttime temperatures vary by approximately 14ºC (57°F), which favors the production of red wines.

          Tupungato Region.  The Tupungato region is located 90 kilometers (56 miles) southwest of Mendoza and rises to approximately 1,100 meters (3,600 feet) above sea level.  Its soils are similar to those found in the Maipú region.  Because of the altitude and proximity to the Andes, the Tupungato Valley has a cooler climate than the Maipú region, which makes this region oriented towards the production of white wines.

          Rivadavia Region.  The Rivadavia region is located 80 kilometers (49 miles) southeast of Mendoza, and is part of East Mendocino region.  Its altitude is 660 meters above sea level in a zone of sandy soil with very good drainage characteristics.  The average temperature is higher than in the Maipú and Tupungato regions which, together with the availability of water from the Tunuyán River, allows for the optimal development of different varieties of grapes, the most important of which are the Malbec and Syrah varieties.

          La Consulta-San Carlos Region.  San Carlos region is located 110 kilometers (68 miles) southwest of Mendoza, in the region known as Valle de Uco, at the foot of the Andes Mountains.  The altitude in this area ranges from 1000 m to 1200 m (from 3.280 to 3.937 feet) above sea level.  Its soils are stony, sandy and very permeable, lacking in drainage or salinity problems, and are irrigated by the Tunuyán and Tupungato rivers. Daily temperature variation is 15ºC (27°F) of day-to-night fluctuation, an ideal scope for the development of optimum color and tannins in the grapes.

          San Martín Region. San Martín is located 50 kilometers (31 miles) to the southeast of Mendoza.  Altitudes in this zone sore up to 640 m to 750 m (2100 to 2460 feet) above sea level.  Its sandy-loam and sandy-lime soils are irrigated by the Tunuyán and Mendoza rivers.  The climate is temperate and is characterized by a pronounced annual temperature variation, a feature that favors the vine’s vegetative rest period.

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

          Chile is one of the few countries where pre-phylloxera Bordeaux cuttings are widely used, and as such, phylloxera has not been found in Chile to date.  The Company still uses the original French root varieties, introduced from France approximately 120 years ago, which remain free of this pest.  To protect itself from the possibility of phylloxera infestation, the Company carefully screens all cuttings before planting.  Regulations imposed by the Chilean Agriculture Service require that all vegetation introduced into the country be isolated under observation for a period of two years.  There can, however, be no assurance that the Company’s and other Chilean producers’ vineyards will remain free of phylloxera infestation.  Infestation would have a material adverse effect on the Company and its production of grape crops.

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

Business Overview

          Vineyards

          In order to decrease its dependence on purchased grapes and wines and to gain greater control over the cost and quality of its principal raw material, the Company initiated a capital investment program in the beginning of the 1990s.  During these years the Company has purchased land and planted vines for the production of grapes for its premium, varietal and varietal blend wines in order to maintain its production of grapes in proportion to the growth in demand of its premium wines.  Over the past few years the Company has acquired land in other wine regions in order to diversify the agricultural risk.

          In March 2005, the Company acquired 2 vineyards in the Limarí valley with a total of 326 hectares of wine grapes planted.  With this acquisition the Company has an important participation in the Limarí valley which has a great potential for the production of high-quality grapes and at the same time providing greater diversification of the agricultural risk.  As of April, 2005, the Company had approximately 7,219 arable hectares (approximately 17,830 acres) on twenty six owned and five leased vineyards, located in the Limarí, Casablanca, Maipo, Cachapoal, Colchagua, Curicó and Maule Valleys of the Central Zone in Chile and in six vineyards in the Maipú, Tupungato, Rivadavia, San Carlos and San Martín regions in Argentina.  As of April, 2005 approximately 83.9% of the arable land owned or leased by the Company is planted with wine-producing grapes in various stages of maturity.  Approximately 4,576 hectares (approximately 11,302 acres), or 76% of the Company’s planted hectares, are planted primarily with five types of noble grapes: Cabernet Sauvignon, Merlot, Carmenere, Chardonnay and Sauvignon Blanc.  In recent years, the Company has increased the planting of these five varieties of grapes in response to increasing consumer demand in the United States, Europe and Asia for premium and varietal wines.  The Company believes that with the plantings of these noble grape varieties, it should be able to respond to the shift in consumer demand for premium and varietal wines made from these varieties of grapes.  There can be no assurance, however, that consumer demand for these wines will increase in absolute terms or that consumption of wines produced by the Company from these varieties of grapes, as opposed to those produced by its competitors, will increase.  In addition, there can be no assurance that competitors of the Company, either singly or in the aggregate, will not be in a better position to take advantage of changing consumer demand patterns for premium and varietal wines, by reason of planted acreage or otherwise.

          The Company’s remaining land under cultivation is planted mainly with Pinot Blanc, Pinot Gris, Pinot Noir, Malbec, Syrah, Chenin Blanc, Riesling, Gewurztraminer, Viognier, Sangiovese and Zinfandel grapes.

          The Company expects that the vines planted in 2001 will be in full production in 2005 and that vines planted in 2002 will be in full production in 2006.

          The table below shows the Company’s currently-producing and newly-planted vineyards by valley as of April, 2005:

Vineyards	Currently Producing(1)	Plantings 2001 - 2004	Fallow	Total Arable

	(in hectares)
Chile
Owned – Chile:
Limarí Valley	312.0	14.1	—	326.1
Casablanca Valley	138.4	6.5	—	144.9
Maipo Valley	438.9	59.1	27.7	525.6
Cachapoal Valley – Rapel Valley(2)	631.7	78.8	961.7	1,672.1
Colchagua Valley – Rapel Valley	644.3	333.6	114.2	1,092.1
Curicó Valley	449.5	98.7	1.5	549.7
Maule Valley	1,572.3	201.7	6.1	1,780.0
Total Owned – Chile	4,187.0	792.4	1,111.1	6090.5
Leased – Chile:
Casablanca Valley(3):	219.5	16.6	10.4	246.5
Maipo Valley(4):	175.1	—	—	175.1
Total leased	394.7	16.6	10.4	421.6

Total Chile	4,587.1	809.0	1,121.5	6,512.1

Owned - Argentina
Maipú	136.4	—	—	136.4
Rivadavia	148.0	83.4	6.3	237.8
Tupungato	145.0	—	—	145.0
La Consulta	—	96.3	—	96.3
San Martín	9.5	44.3	37.2	90.9
Total Argentina	438.9	224.0	43.5	706.4

Total	5,020.6	1,033.0	1,164.9	7,218.6

(1)	The Company’s current producing vineyards have an average age of approximately 11 years.
(2)

These hectares do not include 105.5 hectares of fruit trees planted on the Company’s Peumo and Idahue vineyards.  This land can be returned to grape production.  The vineyard also does not include 43 hectares held through Viña Almaviva.

(3)	The Company leases three vineyards in the Casablanca Valley (93.73, 125.79 and 27 arable hectares) with leases expiring in 2023, 2028 and 2036, respectively.
(4)

The Company leases this vineyard with 94.53 arable hectares in 1993 from Sociedad Protectora de la Infancia (“Protectora”), an unaffiliated, non-profit institution.  The lease of the land expires in 2013; however, the lease is cancelable by Protectora beginning in 2004, with one year’s notice and payment of a penalty.  In 2004 the Company leased a vineyard in production, 80.6 hectares,  from Viñedos Emiliana this lease expires in 2013.

          The Company believes that the diverse microclimates and soils of the areas in which its vineyards are located, as well as the trellis systems used in its vineyards, allow it to grow a wide variety of grapes and thereby offer a broad range of wines.  In addition, the Company believes that this diversity allows it to diminish the agricultural risks inherent in its operations.

          Although Chilean winters are relatively mild, Chilean vineyards have suffered frost damage; however the last severe frost occurred in October 1991.  Generally, September and October are the most likely periods for frost damage, especially in areas closest to the Andes Mountains.  The Company tries to protect its grapes against risk from frost through various preventive techniques, including the use of helicopters and stationary propellers to raise the temperature of the air by hovering over vineyards.  The Company has also taken steps to protect soil erosion and other ecological damage by using special irrigation methods.  As of April, 2005, the Company had an installed irrigation capacity of 5,500 hectares (13,585 acres), divided between drip irrigation (5,436 hectares (13,427 acres)) and “California” irrigation (64 hectares (158 acres)).

          Wine Production Methods

          Wine production methods vary by type and quality of wine.  The Company uses the following production methods (certain wine industry terms used in the following discussion are defined in “Certain Defined Terms — Glossary of Special Terms”):

          Premium Reds.  The company’s premium red wines are primarily made from select Cabernet Sauvignon, Merlot, Carmenere, Syrah, Pinot Noir and Malbec grapes grown in vineyards in the Maipo, Rapel and Maule valleys.  The wines are made in the Company’s Puente Alto, Cachapoal and Lourdes plants.  As part of its capital expenditure program, the Company has installed the most advanced stainless steel fermentation tanks available that incorporate refrigeration and heating systems.  Grapes are crushed, separated from their stems, and the must is fermented with the skins and pulp in stainless steel tanks at temperatures of 28°C to 30°C (82°F to 86°F), to obtain color and develop body.  The resulting wine is left in contact with the skin for longer periods in the case of premium red wines than for red varietal or varietal blend wines.  Contact with the skin and solids (the maceration process) give the wine body, color and complexity.  After separation and pressing of the solids to extract press wine, the wine is subjected to a malolactic fermentation process.  The malolactic fermentation uses either introduced or normally present bacteria to transform the malic acid with a lower Ph to lactic acid of higher Ph, producing a smoother and more biologically stable wine with enhanced aroma and bouquet.  The wines are then aged in French and American oak barrels for a period of eight to eighteen months, depending on wine type, brand and kind of barrel, in order to obtain additional body and complexity.  Once bottled, the wine is aged further in the Company’s wine cellars at Pirque for two to twelve months, depending on the brand.

          Premium Whites.  Grapes selected from the noblest varieties, such as Chardonnay, Sauvignon Blanc, Viognier, Riesling and Gewurztraminer from the Company’s Casablanca, Maipo, Curicó and Maule vineyards are crushed, separated from their stems and introduced into pneumatic presses in order to extract clean juice.  Unlike red wines, white wines are generally fermented without their skins and seeds.  In order to convert the sugar into alcohol, this juice is then fermented, in presence of yeast, in French and American oak barrels or temperature-controlled stainless steel tanks, depending on variety, vineyard and brand.  Lower temperatures between 12°C and 18°C (53°F and 64°F) are considered optimal for quality during this process.  The resulting wine is aged on the fine lees in the same tanks as used in fermentation for at least six to eight months in order to obtain fruitiness, body and complexity.  Once bottled, premium white wines are aged from two to twelve months in the Company’s wine cellars, depending on the brand.

          Late Harvest is a sweet, aromatic dessert wine made from Sauvignon Blanc and Riesling grapes which have been left on the vine to over-ripen, resulting in a high concentration of sugar and a reduction in acidity.  The vinification process for Late Harvest is similar to that for the Company’s other premium white wines.

          Red Varietals and Varietal Blends.  The production process for red varietal and varietal blend wines is similar to that of premium red wines and involves grapes from the Company’s Rapel, Curicó and Maule vineyards.  These wines are macerated for a shorter period of time and are stored in stainless steel tanks and non-reactive epoxy-lined cement tanks until bottling.  Bottling normally begins approximately six months later.

          White Varietals and Varietal Blends.  Grapes from the Company’s Rapel, Curicó, Maule and Casablanca vineyards are crushed and separated from their stems before they are pressed to extract the grape juice.  The juice is then fermented in temperature-controlled stainless steel tanks. The wines are stored in stainless steel tanks or in inert epoxy-lined cement tanks for three months before bottling.

          Sparkling Wine.  Sparkling wines are the product of a second alcoholic fermentation of wine with yeasts in isobaric tanks for a period from two to eight months, depending on the type of sparkling wine.  This second fermentation allows for the retention of the characteristic effervescence.  The Company produces four types of sparkling wine in its Pirque plant.  The finest of the four, Brut Royal, is made from Chardonnay, Pinot Noir and Riesling wines fermented first in the Puente Alto plant.  The Company’s most popular seller in Chile, Demi-Sec, is made with Company-grown Chenin Blanc grapes and is produced in the Cachapoal plant.  Finally, Moscato is made from Moscatel grapes produced in San Ignacio.

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

          Sources of Grapes and Purchased Wine

          Grapes are the main raw material in the wine making process.  In 2004 and 2003, approximately 75% and 70%, respectively, of the grapes used in the production of premium, varietal, varietal blend and sparkling wines were purchased from third parties.  In addition, the Company purchased grapes and bulk wine required to produce approximately 100% of its popular wines. Prevailing prices for grapes at harvest time reflect market conditions.

          Company Vineyards.  In 2004, approximately 50% of the Company’s production of premium wines and around 20%of its production of varietal, varietal blend and sparkling wines was from grapes grown on the Company’s owned and three leased vineyards in Chile.  The Company believes that production of its own grapes offers greater control over costs and quality and improves reliability of supply.  To that end, the Company continues to expand its grape production.  The Company’s policy is that, to the extent possible, only grapes grown in the Company’s own vineyards are to be used to produce the Company’s premium wines.

          Outside Suppliers.  In order to satisfy its need for grapes for the production of premium, varietal, varietal blend and sparkling wine not otherwise met by its own vineyards, as well as its requirements for grapes and bulk wine for 100% of its popular wines, the Company buys grapes from approximately 580 independent growers in Chile.  The identity of such growers, as well as the amounts purchased from them, does not change significantly from year to year, and most of these growers have been selling to the Company for many years.  The main criteria used to select independent growers are geographic location, the variety of grapes grown and the grower’s farming methods.  With the objective of assuring quality production, the Company offers its suppliers technical assistance based on the same rigorous criteria that is applied within its own wineries.  The Company also purchases small quantities of grapes from entities in which several of its directors, executive officers or members of their families have an interest.  See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

          In accordance with Chilean wine industry practice, most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year.  This renewal is not compulsory and depends on the Company’s demand and seasonal market prices.  In order to minimize the risk of crop loss, the agreements are entered into between January and March each year, after the grapes have begun to mature and the size of the crop can be more accurately estimated.  Delivery schedules are agreed upon according to the degree of ripeness of each grape variety.  The management of these outside vineyards is directed by the Company’s own technical personnel, and the Company establishes standards regarding the use of pesticides, cultivation, harvest date, transportation system, sugar, acidity and Ph concentration.  Selection of the grapes and approval of their quality is carried out by the Company’s technical department.  The price of the grapes is proportional to the estimated alcohol content over 12% in the resulting wine.  Payment for grapes obtained from independent growers is made in ten interest-free installments throughout the year.  In 2004, the Company had long-term contracts with up to approximately 4.3% of its growers, primarily in the Maipo and Casablanca Valleys.

          Bulk Wine Purchases.  The Company purchases wine in bulk from a number of outside suppliers, for the wine used in the production of the Company’s popular wines in 2004.  The Company’s technical department approves such wine purchases.  Payments are traditionally made in ten interest-free monthly installments.

          Vinification

          The Company seeks to use the latest technology in all areas of vinification while maintaining the wine-making traditions of its founders.  The Company has seven vinification plants which convert grapes into premium, varietal and varietal blend wines.  The location of these plants, their capacity to vinify red and white grapes and actual production in 2004 are shown below.

	2004 Standard Capacity(1)		2004 Production

Plant	Red Grapes	White Grapes	Red Grapes	White Grapes

	(in millions of kilograms)
Puente Alto	7.0	4.0	7.4	4.3
Cachapoal	8.5	2.5	9.2	2.1
Chimbarongo	37.0	3.0	36.2	2.6
Las Mercedes	7.0	0.0	7.0	0.0
Lontué	4.0	24.0	4.1	20.9
Lourdes	15.0	0.5	15.4	0.3
San Javier	24.0	3.0	22.9	1.1

Total	102.5	37.0	102.2	31.3

(1)

Standard Capacity is calculated for a standard crush based on a normal vintage length and varies depending on climatic conditions, management and grape maturity. If the vintage period is longer than a normal one, allowing an increase in production over the standard vinification capacity.

          In March 2005, with the acquisition of the assets of Viña Francisco de Aguirre in Limarí valley, the Company added the Nueva Aurora Cellar located in Limarí with a vinification capacity of 5 million kilos.

          In addition, the Company’s facilities at Pirque have the capacity to produce 1.3 million bottles or 1.0 million liters of wine per year into sparkling wine.

          The Company uses a combination of epoxy-lined cement tanks, stainless steel tanks and French and American oak barrels to ferment and store its wine.  As of April, 2005, the Company’s total storage and fermentation capacity was approximately 232.8 million liters.

          The following table shows the Company’s approximate fermentation and storage capacity by type of container for the years indicated:

	December,	April,

Type of Container	2003	2004	2005

	(in million liters)
Epoxy-lined cement tanks	114.5	126.1	139.4
Steel tanks	53.9	64.7	86.6
French and American oak barrels	4.6	6.0	6.5
Chilean wood casks	0.3	0.3	0.3

Total	173.3	197.1	232.8

          Since 1987, the Company has been acquiring American and French oak barrels for use in the production of all its premium wines, except Late Harvest.  Although the use of oak barrels increases the Company’s production costs, the Company believes that it enhances the quality of its premium wines.  Oak barrels can be purchased in several sizes and are treated prior to delivery in accordance with the Company’s needs.  Oak barrels can be used for two years to produce the highest quality premium wines, such as Don Melchor, and can be used for another five years to enhance other wines.  As of April, 2005, the Company had more than 30,000 French and American oak barrels.

          French oak barrels are used to make the Company’s premium Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha and Trio brand wines, and American oak barrels are used for its premium Casillero del Diablo brand wine.  The Company has increased its stainless steel storage capacity by approximately 22 million liters between April 2004 and 2005.  Most of the Company’s stainless steel tanks are fitted with cooling systems to prevent wine from deteriorating at higher temperatures.  All of the Company’s stainless steel tanks that are used in the fermentation process are equipped with heating and cooling systems to regulate the temperature in the fermentation  process.

          Bottling

          After vinification and, in the case of premium wines, aging, wine is ready to be bottled.  The Company has bottling plants in Pirque, Limarí and Lontué.  The Pirque bottling plant, located 28 kilometers from Santiago, is the Company’s principal bottling plant, and all of the Company’s premium, varietal, varietal blend and sparkling wines are bottled there.  The plant has four bottling lines accommodating bottles of 1,500 ml, 1 liter, 750 ml, 375 ml and 187 ml capacities. The facility in Pirque is equipped with the most advanced bottling and labeling equipment available, and has an installed capacity of 9.9 million liters per month when operating three eight hour shifts per day, six days a week.

          In March 2005, with the acquisition of the assets of Viña Francisco de Aguirre located in Limarí, the Company added a new bottling line with a production capacity of 3,000 bottles per hour.

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

          Domestic Distribution.  The Company has its own direct distribution capacity through its wholly-owned subsidiary, Comercial Peumo.  Comercial Peumo has a network of sixteen regional offices to service the entire Chilean national territory.  Its sales force is made up of 111 salespeople, 25 supervisors, and 3 sales managers.  Comercial Peumo also employs a specialized work force of sixty people for its merchandising operations.

          Comercial Peumo serves approximately 14,000 customers throughout Chile, making it the largest wine-oriented distribution company in Chile. The largest single customer accounted for 12.7% of the Company’s domestic sales in 2004.  No other customer represented more than 10% of the Company’s domestic sales.

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

          Company Sales - Chilean Markets

          Domestic Wine Sales.  The Company’s domestic sales in liters, excluding sales of bulk wine, in 2002, 2003 and 2004 were approximately 59.6 million liters, 63.0 million liters and 65.4 million liters, respectively, resulting in gross revenues of Ch$31,031 million, Ch$32,790 million and Ch$38,564 million, respectively.

          The Company’s bulk wine sales fluctuate from year to year because the Company sells bulk wine in the domestic market to reduce excess inventories.  In 2004, sales of bulk wine represented 0.3% of total wine sales in the domestic market.  The Company expects to concentrate future sales efforts on bottled wines, which in turn should reduce the volume of bulk wine sales.

          The Company is the largest wine producer in Chile and according to A.C. Nielsen, in 2004, the Company had the largest share of the domestic market with a 25.0% share in terms of volume and a 22.7% share in value. The Company competes in all segments of the branded Chilean market and seeks to keep prices competitive to make its products attractive to consumers.  Its variety of brands allows it to target different market segments, from its upscale premium Don Melchor to its popular wine lines, while maintaining a competitive price/quality relationship across the range.

          In 2004, approximately 43.4% of the Company’s sales were to supermarkets, 49.0% to large clients or distributors and minimarkets and 7.6% to the on-trade channel including restaurants, hotels and specialized stores. The following tables show the Company’s total domestic sales in constant Chilean pesos and liters by market segment, for each of the calendar years indicated:

Domestic Wine Sales

	2000		2001		2002		2003		2004

	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%

	(in million of constant Chilean pesos as of December 31, 2004)
Premium	3,457	9.6%	3,262	10.0%	3,214	10.3%	3,518	10.7%	4,137	10.7%
Varietal	5,045	14.1%	5,080	15.5%	3,834	12.3%	3,784	11.4%	3,843	9.9%
Varietal Blend	156	0.4%	188	0.6%	68	0.2%	46	0.1%	66	0.2%
Popular	26,275	73.2%	23,415	71.7%	23,421	74.9%	24,905	75.5%	30,096	77.8%
Sparkling	582	1.6%	516	1.6%	494	1.6%	537	1.6%	422	1.1%

Subtotal	35,515	98.9%	32,461	99.4%	31,031	99.3%	32,790	99.3%	38,564	99.7%
Bulk	381	1.1%	212	0.6%	223	0.7%	217	0.7%	108	0.3%

Total	35,896	100.0%	32,673	100.0%	31,254	100.0%	33,007	100.0%	38,672	100.0%

	2000		2001		2002		2003		2004

	Liters	%	Liters	%	Liters	%	Liters	%	Liters	%

	(in thousands of liters)
Premium	1,102	2.0%	1,020	1.9%	938	1.5%	994	1.5%	1.163	1.8%
Varietal	3,550	6.6%	4,073	7.5%	3,086	5.1%	3,039	4.8%	2,866	4.4%
Varietal Blend	139	0.3%	190	0.3%	94	0.2%	52	0.1%	57	0.1%
Popular	48,030	88.7%	48,777	89.3%	55,051	91.9%	58,531	91.8%	61,038	93.1%
Sparkling	403	0.7%	396	0.7%	392	0.7%	415	0.7%	275	0.4%

Subtotal	53,224	98.3%	54,456	99.7%	59,561	99.4%	63,031	98.9%	65,399	99.8%
Bulk	895	1.7%	183	0.3%	353	0.6%	729	1.1%	159	0.2%

Total	54,119	100.0%	54,639	100.0%	59,914	100.0%	63,760	100.0%	65,558	100.0%

          The Chilean wine market can be divided into segments based on the price of a 750 ml bottle.  The Company targets the following market segments: popular wines with prices ranging from Ch$500-1,190 per liter, bi-varietal (blend) wines with prices ranging from Ch$1,190-1,490, varietal wines with prices ranging from Ch$1,490-2,499, premium wines with prices ranging from Ch$2,790-5,000, super premium with prices between Ch$5,000-8,000 and ultra premium with prices over Ch$8,000.

          Local Brands and Prices.  The table below lists the Company’s major brands by segments of the Chilean wine market and approximate retail prices for each brand per 750 ml bottle as of April, 2005.  Prices do not vary by type of wine within brand category.

Segment	Brand	Approximate Retail Price

		(As of April, 2005 Chilean pesos)
Ultra Premium	Don Melchor	33,000
	Terrunyo	13,000
	Amelia	15,000
Super Premium	Marqués de Casa Concha	6,990
Premium	Trio	4,590
	Casillero del Diablo	3,490
	Late Harvest(1)	2,390
Sparkling	Subercaseaux	1,890
Varietal	Sunrise	1,890
	Santa Emiliana(2)	1,690
Bi-varietal	Frontera	1,490
Popular(3)	Exportación	1,549
	Clos de Pirque	1,129
	Tocornal	979
	Fressco	1,289

(1)	Late Harvest is a Sauvignon Blanc dessert wine which is only sold in 375 ml bottles.

(2)	The Company has a license from Viñedos Emiliana to bottle and distribute the Company’s wine domestically under Viñedos Emiliana’s labels.

(3)	Popular wine prices are per 1,000 ml., except Exportacion and Fressco which are priced per 1,500 ml.

          Local Competition.  The Company competes with a number of other Chilean wineries.  The Company’s competitors in the premium segment are large and medium-sized Chilean wineries, mainly Santa Rita, Viña San Pedro S.A. (“San Pedro”), Bodegas y Viñedos Santa Carolina S.A., Viña Undurraga S.A., Viña Errázuriz S.A., Cousiño Macul S.A. and Viña Tarapacá S.A.  The Company also competes, to a much lesser extent, with small Chilean wineries whose production and sales of premium wines are aimed primarily at export markets.  Sales in the popular wine segment are concentrated in wines packaged in Tetra Brik packages.  In 2004, Tetra Brik sales represented approximately 80% of all Chilean sales by volume in the popular wine segment.  The Company believes that non-Chilean wineries have negligible sales in Chile because they find it difficult to match the price-value relationship offered by Chilean wineries, especially in the popular wine segment.

          Popular wines produced in Chile, including those of the Company, also compete with other beverages such as beer, pisco and soft drinks.  In 2004, the ratio of popular wine prices to beer prices increased from 1.48 in December 2003 to 1.76 in December 2004 mainly as a result of the increase in wine prices in the local market across all popular wine categories.  In the face of increased competition by other beverages and in order to continue gaining market share, the Company has intensified its marketing efforts in the popular wine segment.  See “Business Overview — Domestic Marketing Strategies.”

          The following table shows the relationship between popular wine and beer prices and the Company’s sales for the years indicated:

Relationship Between Popular Wine and Beer Prices

	2000	2001	2002	2003	2004

Popular wine prices (1 liter)	1,179	1,055	1,027	859	1,011
Beer prices	537	543	525	580	574
Ratio of popular wine prices to beer prices	2.20	1.94	1.96	1.48	1.76
Company’s volume sales in millions of liters	53.2	54.5	59.6	63.0	65.4
Percentage change from the previous year	1.1%	2.3%	9.4%	5.8%	3.8%

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

          Regarding the portfolio of products, the Company is permanently developing new formats and updating the presentation of its products.  Advertising methods and marketing strategies differ depending on whether the targeted segment is comprised of potential consumers of the Company’s premium, varietal, varietal blend, or popular wines.  During 2004, the greatest efforts in advertising were focused on strengthening Clos de Pirque and Fressco brands in the market through mass media campaigns including television and press.

          Company Sales - Export Markets

          According to the Exporters’ Association, exports of Chilean wine totaled US$ 835 million and 468 million liters in 2004 representing an increase of 24.6% in value and 18.5% in volume as compared to 2003.

          Export Sales and Competition.  The Company is the largest exporter of Chilean wines on both a volume and US$ value basis with market share in 2004 of 18.5% and 23.0% (including bulk) respectively, according to the Exporters’ Association.  The Company’s bottled wine market share by volume and US$ value was 29.4% and 25.5%, respectively, in 2004. The Company’s closest Chilean competitor in the bottled export segment, in terms of volume and US$ value, reported the equivalent of 45.8% and 39.3% of the Company’s sales, respectively.

          The following table sets forth the Company’s export market share among Chilean wine producers, as a percentage of both volume and US$ value for the years 2000 to 2004:

	Export Market Share

	Total Wine		Bottled Wine

	Volume	US$ Value	Volume	US$ Value

2000	18.7%	18.8%	25.6%	21.1%
2001	16.1%	17.5%	23.4%	19.1%
2002	16.2%	19.1%	24.9%	20.6%
2003	16.8%	21.5%	27.3%	23.5%
2004	18.5%	23.0%	29.4%	25.5%

Source: Exporter’s Association

          Company sales in the export market are distributed among the premium, varietal, varietal blend, sparkling and popular wine segments.  The Company also sells bulk wine abroad.  The Company’s exports sales in volume, excluding bulk sales, in 2002, 2003 and 2004 totaled 56.8 million liters, 66.3 million liters and 85.5 million liters, respectively, resulting in revenues of US$115.3 million, US$144.7 million and US$192.1 million in 2002, 2003 and 2004, respectively.

          The following table sets forth the Company’s export sales from Chile, by volume and US$ value since 2000 for each market segment.  It shows that the Company’s premium wine export sales by volume and value from 2000 to 2004 increased 127% and 129% respectively, and its varietal and varietal blend export sales increased 73.3% and 72.9 % respectively, for the same period.

Export Sales by Market Segment

	2000		2001		2002		2003		2004

	Liters	US$	Liters	US$	Liters	US$	Liters	US$	Liters	US$

	(in thousands of liters and thousands of U.S. dollars)
Premium	7,204	27,315	7,167	26,470	8,093	28,751	11,786	44,803	16,371	62,533
Varietal	11,923	28,714	11,631	27,820	14,311	32,494	16,993	39,620	19,303	47,000
Varietal Blend	26,412	44,542	28,365	47,042	32,340	51,690	35,200	57,685	47,184	79,688
Sparkling	599	1,574	466	1,162	324	845	319	838	360	948
Popular	1,145	1,170	1,541	1,459	1,756	1,520	2,020	1,712	2,242	1,915

Total bottled wine	47,283	103,315	49,170	103,953	56,824	115,300	66,318	144,658	85,460	192,084
Bulk	641	554	1,657	1,166	2,103	1,239	2,238	1,342	1,746	1,128

Total	47,924	103,869	50,827	105,119	58,927	116,539	68,556	146,000	87,206	193,212

Only exports from Chile, include sales to the Company’s subsidiaries abroad.

Percentage of Export Sales by Volume to Regional Export Markets
(excluding bulk wine sales)

Market	2000	2001	2002	2003	2004

United States	34.6%	34.5%	32.0%	30.8%	26.4%
Canada	5.4%	5.7%	5.0%	4.7%	4.4%
Europe	29.5%	32.9%	40.7%	43.7%	46.3%
Central America, Mexico and the Caribbean	11.5%	10.5%	9.3%	9.1%	8.9%
South America	13.3%	9.3%	8.1%	6.9%	9.0%
Asia	5.3%	6.8%	4.5%	4.4%	4.3%
Other	0.4%	0.3%	0.4%	0.4%	0.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

          Principal Export Markets.  As of December 31, 2004, the Company’s principal regional export markets by US$ value were Europe, the United States, Central America, South America, Canada and Asia.  Each market is unique, and there are differences within markets due to variations in local regulations.  The types of wine supplied by the Company vary by region and are shown in the following table:

2004 Export Sales by Market Segment and Region

	Europe		U.S.		Central America		South America

	Th. US$	%	Th. US$	%	Th. US$	%	Th. US$	%

Premium	33,213	34.0%	8,012	19.8%	8,228	45.8%	6,682	41.5%
Varietal	33,950	34.8%	1,845	4.6%	2,419	13.5%	2,099	13.0%
Varietal Blend	29,217	30.0%	30,548	75.6%	5,674	31.6%	6,126	38.1%
Sparkling	23	0.0%	—	—	518	2.9%	383	2.4%
Popular	—	—	—	—	1,108	6.2%	808	5.0%

Subtotal	96,403	98.8%	40,405	100.0%	17,947	100.0%	16,098	100.0%
Bulk	1,128	1.2%	—		—	—	—	—
Total	97,531	100.0%	40,405	100.0%	17,947	100.0%	16,098	100.0%

% of Total Exports		50.5%		20.9%		9.3%		8.3%

	Canada		Asia		Other		Total Export Sales

	Th. US$	%	Th. US$	%	Th. US$	%	Th. US$	%

Premium	2,847	28.6%	2,978	30.6%	573	37.4%	62,533	32.4%
Varietal	1,148	11.5%	4,970	51.0%	570	37.2%	47,000	24.3%
Varietal Blend	5,948	59.8%	1,797	18.4%	377	24.6%	79,688	41.2%
Sparkling	10	0.1%	—	—	13	0.8%	948	0.5%
Popular	—	—	—	—	—	—	1,915	1.0%

Subtotal	9,953	100.0%	9,745	100.0%	1,533	100.0%	192,084	99.4%
Bulk	—	—	—	—	—		1,128	0.6%

Total	9,953	100.0%	9,745	100.0%	1,533	100.0%	193,212	100.0%

% of Total Exports		5.2%		5.0%		0.8%

          Europe.  In 2004, sales to Europe increased by 37.1% in value terms to approximately US$97.5 million or 50.5% by US$ value of Company exports.  In 2004, premium wine sales to Europe represented 53.1% of the Company’s total premium wine sales by US$ value.  The Company’s European markets can be subdivided into three areas:  Germany and the non-wine-producing Western Europe, wine-producing Western Europe (except Germany) and Eastern Europe.

          The Company believes that greater market opportunities exist in Germany and the non-wine-producing countries of Western Europe.  For these countries, in 2004, the order of importance by sales for the Company was as follows:  the United Kingdom and the Republic of Ireland, Sweden, Denmark, Germany, Finland and Norway.  Among these countries, the Nordic countries (Finland, Sweden and Norway) operate under a state controlled system where each state purchases the wine and sells it in its own stores at the retail level.  The Company anticipates that in the future, the monopoly system in these countries will be replaced by a private or semi-private sales structure, but believes that because its brands are well known in these areas, its sales will not be adversely affected as a result.  There can be no assurance, however, that such a regulatory change would not have a material adverse effect on the Company’s sales to such markets.

          In the United Kingdom, the Company continues to broaden direct distribution to large supermarket chains, expand sales to retail stores, liquor outlets and independent vendors, and promote on-premise consumption (e.g., sales to restaurants), through its Concha y Toro and Cono Sur brands.  Excluding bulk sales, sales in the United Kingdom increased 46.7% from 2003 to 2004, reaching US$43 million in 2004.  This increase is explained by higher sales of the subsidiary Viña Cono Sur and a strong performance of the Concha y Toro UK subsidiary, which started its operations in March 2001.

          The Company’s marketing strategy in Germany and the non-wine-producing countries of Western Europe focuses on expanding the premium wine segment, particularly with the Casillero del Diablo brands, and building brand recognition.  Compared to other areas of the world, the Company’s involvement in this market is fairly recent, having begun in 1989.

          In the major wine-producing countries of Western Europe (e.g., Italy, France, Spain and Portugal), where the Company faces greater competition, the Company’s marketing strategy is to shift from sales of small quantities of premium wines to higher volume sales of varietal wines in the off trade.

          In Central and Eastern Europe, where there are several wine-producing countries, the market for the Company’s wine is minimal, and the Company’s marketing efforts are in a preliminary stage.

          United States.  The U.S. market accounted for approximately US$40.4 million in 2004 sales, equal to 20.9% by US$ value of the Company’s exports.  According to the Exporters’ Association, the Company was the leading Chilean exporter to the United States in 2004 and the Company increased its market share in volume from 38.2% in 2003 to 39.1% in 2004, of total Chilean wine exported to the US.  Wine markets worldwide are divided into segments according to the price range of the wines, and competitors differ from one segment to another.  According to the wine classification method generally used in the U.S. market, the Company believes that the following wine categories are a representation of the wines sold by the Company in the United States: ultra premium, super premium and premium.  The Company believes that the Company’s wines would be classified within such categories as follows:  Ultra premium (Don Melchor, Amelia and Terrunyo); super premium (Marques de Casa Concha, Trio, Casillero del Diablo and Xplorador); and premium (for the Company’s varietal wines and varietal blends, including Sunrise, Frontera and Concha y Toro, among others).

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

          During 2004, varietal blends in the United States accounted for approximately 75.6% and 89% of the Company’s sales by US$ value and volume, respectively; varietals, 4.6% and 3.7%, respectively; and premium wines, 19.8% and 7.3%, respectively.  During 2004, sales in the U.S. market increased 12.7% and 10.2% by US$ value and volume, respectively.  Growth was led by higher sales of the Frontera range.  The Company believes that the premium and varietal segments will continue to offer opportunities for increased sales.  See “Business Overview — Export Marketing Strategy.”

          In the United States, the Company’s products principally compete with other Chilean wines, as well as Californian wines and wines imported from Italy, France, Australia, Spain, Germany, Portugal and other wine-producing countries.

          Central America, Mexico and the Caribbean.  In US$ value terms, the Company’s 2004 sales to Central America, Mexico and the Caribbean totaled US$17.9 million or 9.3% of the Company’s exports.  The primary markets for the Company’s products in this region are Mexico, Costa Rica, Panama and the Dominican Republic.  The Company has marketed its wines for more than twenty years in most of the countries in this region, and the Company believes it is the largest Chilean exporter of bottled wines in all of these countries.  Sales in US$ value terms increased by 31.1% mainly as a result of stronger sales in Mexico.

          South America.  In 2004 sales to South America increased by 71.1% in US$ value terms to approximately US$16.1 million or 8.3% of the Company’s total exports by US$ value.  This increase is explained mainly by the economic recovery of Brazil and Venezuela.  The Company’s primary markets by sales revenue were Brazil, Venezuela, Ecuador and Peru.  Concha y Toro was the first Chilean wine sold in these countries, and the Company believes it is currently the leading Chilean exporter to these countries.  In each of these countries, the Company’s products are sold through exclusive local distributors, and in some countries, the Company’s secondary brands are sold by different distributors.

          Historically, export sales to South America have been limited by economic conditions.  Chilean wines have traditionally enjoyed favorable customs treatment in South American countries compared with wine produced by nations outside of the region.  This advantage may end as these countries lower their tariffs or follow the global trend toward open market economies.

          On June 25, 1996, Chile became a partner of MERCOSUR, the South American Common Market, which members and founders are Argentina, Brazil, Paraguay and Uruguay.  Through this association, the Company has benefited from lower tariffs for entry of wine products into Argentina and Paraguay.  The Company has also gained, through MERCOSUR, the ability to purchase finished Argentine wine products which can be sold under Concha y Toro’s popular wine labels in Chile or through the Viña Trivento label in Brazil.

          In 2004, premium wine sales represented 41.5% by US$ value of exports to South America.  The Company believes this is partly because the Company’s wines have traditionally been considered prestigious and have been included on a large number of restaurant wine lists in South America.

          Canada.  In 2004, the Company’s sales to Canada increased 33.7% to approximately US$9.9 million or 5.2% by US$ value of the Company’s exports.  Canada is the fourth largest national export market and the fifth largest regional export market for the Company in US$ value terms.

          The Canadian market consumes approximately 30 million cases of wine per year.  Local wineries and bottlers have approximately 35% of the Canadian market because of preferential tax allowances and commercial regulations which favor local wineries and bottlers of imported bulk wines and limit the penetration of imported wine.  The Canadian market is governed by provincial monopolies in nine of the ten provinces and the three territories.  The monopolies (or liquor boards) buy and sell all imported (bottled) and locally produced liquors and wines.  Each province is autonomous, and each provincial liquor board has its own regulations and policies.  Each liquor board is also responsible as guarantor of payments to its suppliers.  Because the Canadian market is a controlled market, the buying system is highly concentrated, and the marketing policies are strictly regulated.  The Company believes that even if privatization of the provincial monopolies takes place, its sales will not be adversely affected because its brands are well known in Canada.  However, there can be no assurance that privatization would not have a material adverse effect on the Company’s sales to the Canadian market.

          Asia.  The Asian market accounted for approximately US$9.7 million in 2004, equal to 5.0% by US$ value of the Company’s exports.  In value and volume terms, in 2004 bottled sales to Asia increased 25.3% and 24.4%, respectively, from 2003, explained by an increase in sales to Japan and to the rest of Asia.  Japan is the most important market in the region for the Company, representing 73% of total volume to the region.  Sales to Japan during 2004 totaled US$7.1 million representing a 12% increase over the 2003 sales.

          Sales to the Asian countries (excluding Japan) totaled US$ 2.6 million, representing a 78.3% increase over 2003 sales. Despite the small size of the sales to these markets, the Company believes in the long term expansion of sales to Asian countries (besides Japan), where good performance on premium wines has been the result of having a manager based in the region.

          Other.  The Company’s 2004 sales to other countries totaled US$1.5 million or 0.8% by US$ value of the Company’s exports. Within “other” sales, the Company aggregates mainly countries in Africa.

          Bulk Wine Exports.  In 2004, the Company sold US$1.1 million of bulk wine overseas, primarily to the United Kingdom and Denmark, representing 0.6% of its exports by US$ value.  Bulk wine sales is a spot business with no long-term commitments.  Sales depend on price and availability of wine in Chile and other wine growing countries.  The Company purchases almost all of the bulk wine it exports from outside suppliers.  The Company expects bulk wine sales to diminish in significance as it continues to promote bottled wine sales.  However, bulk wine sales may continue in countries depending on price, demand and availability for such wines.

          Distribution in Export Markets.  The Company’s products are distributed in approximately 110 countries by independent distributors, including four government liquor authorities. In most countries, the Company sells wine through a second distributor under the brand names of its subsidiaries Cono Sur and Maipo.  The Company sells “F.O.B. Chilean port” to its distributors in export markets.

          In 2001, the Company established a fully owned subsidiary in the United Kingdom for the distribution of its own products in the region.  In 2004, the United States, the United Kingdom, Sweden, Denmark and Canada, the Company’s five largest national export markets, accounted for 58.6% of the Company’s exports by US$ value.  The Company believes that its success in export markets is based on developing good relationships with established distributors and the good price/quality relationship of its products.  While the Company has long-term written agreements with most of its largest distributors, namely those in the United States, Canada, Japan, Venezuela and Brazil, there are currently no written agreements with a majority of the Company’s distributors.

          Independent Distributors.  The Company’s exclusive agent and importer in the United States is Banfi, which imports and re-sells the Company’s products to distributors who service all 50 states.  Banfi was the Company’s largest single customer in 2004, purchasing approximately 2.5 million cases of wine which represented 26.4% and 21.0% of the Company’s export sales by volume and US$ value, respectively.  The Company has a renewable 20-year contract with Banfi which expires in 2013.  The contract prohibits the Company from selling to any other U.S. importer and prohibits Banfi from carrying other Chilean wines without the Company’s approval.  Banfi carries a number of competitors’ products, including Riunite, one of the best-selling imported wines in the United States, and Viñedos Emiliana.  Banfi also imports wines produced by its own wineries in Italy.  The Company and Banfi share the U.S. marketing costs for the Company’s wines.

          In Japan, the Company has a distribution agreement with Mitsubishi Corporation as the exclusive importer of the Company’s products in Japan and Mercian Corporation as its exclusive distributor.  The written agreement commenced in January 1997 and is automatically renewable for successive one-year terms.

          Since 1994, the Company has a contract with Western Wines Agency to distribute Viña Cono Sur wines in supermarkets and chain stores in the United Kingdom and the Republic of Ireland.

          In December 2000, the Company formed the company Concha y Toro UK Limited for the distribution of its Concha y Toro portfolio of wines in the United Kingdom.  Concha y Toro UK Limited is a wholly-owned subsidiary of the Company, and started its operations in March 2001.

          The Company has two distributors in Brazil: Expand Group and United Distillers and Vintners Brazil Ltda.  Expand Group distributes all of the Company’s wines, except Casillero del Diablo, which is distributed by United Distillers and Vintners Brazil Ltda.

          Government Liquor Authorities.  In Canada and the Nordic countries, the Company’s wine is sold through government liquor authorities.  In such countries, products may be offered as a general listing or a special listing.  General listings are those that are purchased by liquor boards on a regular basis and require a minimum sales level per period (which varies depending on the Canadian province and from country to country in Scandinavia).  Sales to government liquor authorities represented 13.8% and 15.2% of the Company’s export sales by volume and US$ value, respectively, in 2004.  In these countries, the Company operates with agents that work on a commission basis and are responsible for promotion and public relations.

          The Company’s 2004 sales, excluding bulk sales, to these countries are shown below:

Country	2004 Export

(in thousand liters)
Canada	3,767
Sweden	4,406
Finland	2,160
Norway	1,435

          Export Marketing Strategy

          The Company strategy is to continue developing and strengthening the Concha y Toro brand and is seeking to focus future growth in export markets on the sale of premium and varietal wines.  The Company believes future growth is possible if the company is successful in the following efforts:

•	improving the quality of its wines as a result of state-of-the-art technology used by the Company in the vinification process and vineyard management;

•	increasing production from current and new vineyards;

•

changing attitudes of consumers, especially in the United Kingdom and the United States, with respect to the quality of Chilean wines, creating a growth opportunity for the Company for its premium and higher-priced wines;

•	launching new products;

•	marketing efforts and upgrading packaging for all product lines with a special focus on its global brand Casillero del Diablo; and

•	promotional and advertisement campaigns, including on-premise sales (e.g., sales to restaurants).

          Another key part in the Company’s export marketing strategy has been to diversify its export markets on a regional basis.  Diversification helps protect against economic, and in some cases political, changes which may affect the market for the Company’s products.  In particular, the Company has expanded its sales to Asian countries, where the consumption of wine is increasing.

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

          The following table sets forth the average quarterly percentage of the Company’s sales in the domestic and export segments for the 2002-2004 periods, as a percentage of sales by volume.

	Average Percentage of Wine Sales by Volume in 2002 – 2004

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Domestic	20.3%	24.9%	26.8%	28.0%
Export	20.0%	25.3%	27.7%	27.0%
Bulk(1)	34.2%	23.3%	21.5%	21.0%
Weighted Average	20.5%	25.0%	27.2%	27.3%

(1)

Seasonal fluctuations in bulk wine sales follow a different pattern in part because bulk wine sales are made on a spot basis.  In order not to distort the data for domestic and export wine sales, seasonal fluctuations in bulk wine sales are presented separately.

          Other Businesses

          Argentine Business.  The Argentine business comprises exports from Viña Trivento, while domestic sales are handled by Distribuidora Peumo. Both areas of the business presented positive results in 2004 with expansion in both its export and domestic businesses.

          In 2004 Trivento export volume totaled 777,484 cases with returns of US$12 million representing an 80% and 81% increase in volume and value, respectively.  The largest volume growth was achieved in Canada, Sweden, the United States, Denmark and the UK. Trivento’s exports benefited from a favorable price to quality ratio and a more consolidated export and distribution network. In 2004, Trivento has consolidated its position as the second largest exporter of Argentine wine by volume.

          Domestic market sales grew 17% to 747,206 cases with total revenue of US$11 million representing a 33% growth from 2003.

          Other Products.  In relation to the subsidiary Villa Alegre – a company that produced and marketed mineral water – this operation was closed and finished its activities in October 2004.  In 2003 and 2004, sales of Villa Alegre totaled Ch$307 million and Ch$166 million, respectively.  Net income in 2003 was Ch$2 million and in 2004 Villa Alegre presented a loss of Ch$58 million.

          Affiliated Companies

          Viña Almaviva.  In 1997, the Company and Rothschild S.A. formed a joint venture company, Viña Almaviva, to produce a “Primer Orden” or first-growth wine in Chile.  The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto, Maipo Valley in exchange for 50% of the capital stock of Viña Almaviva.

          In 2004, Viña Almaviva had revenues of Ch$2,233 million, 28.7% lower as compared to Ch$3,130 million in 2003.  Lower sales is explained by lower sales volume and the weakness of the US dollar, as the relevant exchange rate for 2004 sales was 18% lower as compared to 2003. Almaviva’s main markets are France, Germany, Japan, Switzerland and the United States.  In 2004, the Company recognized income from Viña Almaviva of Ch$9.6 million from its equity investment.

          Industria Corchera.  In November 2000, the Company acquired 49.6% of Industria Corchera.  In 2002 its share increased to 49.84%.  In 2004, Industria Corchera’s total sales amounted to Ch$12,016 million, representing a 9% increase compared to 2003. The Company in 2004 recognized income from Industria for Ch$375 million from its equity investment.

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

          Alcoholic Beverages Regulations.  The Company is subject to regulation in the production and distribution of alcoholic beverages.   Chilean law regulates what beverages come within the scope of regulation as “alcoholic beverages,” the type of alcohol which can be used in the manufacture of alcoholic beverages, the additional products that can be used in the production of certain alcoholic beverages, and the packaging and labeling and procedures that must be followed to import alcoholic beverages.  The manufacturing and bottling of alcoholic and non-alcoholic beverages is also subject to supervision by the National Health Service, which inspects plants on a regular basis.

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

          U.S. Regulation.  The sale of wine in the United States is subject to extensive regulation covering virtually every aspect of the Company’s operations, including marketing, pricing, labeling, packaging and advertising.  State agencies regulate the delivery and use of all alcoholic beverages within their jurisdictions, while the federal government, through the Bureau of Alcohol, Tobacco, Firearms and Explosives, is responsible for the regulation of imports through permit requirements and label approval processes.  Importers of wine to the United States are required to obtain various licenses, bonds and permits, including a federal Importer’s Permit, to comply with the regulations of all such agencies.

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

          Trademarks.  The Company has Chilean registrations for the principal trademarks used in its business, including Concha y Toro Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise, Frontera, Tocornal, Subercaseaux, Maipo, Clos de Pirque,  Fressco, San José., Trademarks registered by subsidiaries include Cono Sur, Isla Negra and Trivento. While the Company also has foreign registrations for many of these trademarks in most of its principal export markets, it does not have registrations for all of its trademarks in all of its export markets.  The Company believes that its brands and trademarks are important to its business and is seeking to protect them through registration in many countries where they are not currently recorded.

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

          The following table lists the significant subsidiaries and affiliates of the Company, the percentage of direct and indirect ownership by the Company, and the respective country of incorporation:

Subsidiary	Direct and Indirect Ownership	Country of Incorporation

Inversiones Concha y Toro S.A.	100%	Chile
VCT Internacional S.A.	100%	Chile
Viña Cono Sur S.A.	100%	Chile
Sociedad Exportadora y Comercial Viña Maipo Ltda.	100%	Chile
Villa Alegre S.A.	100%	Chile
Concha y Toro UK Limited	100%	United Kingdom
Cono Sur Europe Limited	100%	United Kingdom
Trivento Bodegas y Viñedos S.A.	100%	Argentina
Distribuidora Peumo Argentina S.A.	100%	Argentina
Transportes Viconto Ltda.	100%	Chile
Viña Almaviva S.A.	50%	Chile
Industria Corchera S.A.	49.84%	Chile
Comercial Peumo Ltda.	100%	Chile
Sociedad Exportadora y Comercial Oneworldwines Ltda.	99%	Chile

Property, Plants, Equipment

          The Company’s headquarters are located at the World Trade Center, Las Condes, Santiago.  To finance these new offices, the Company entered into a twelve-year lease agreement in January 1998.

          In addition, the Company owns 10,947 hectares and leases 605 hectares of land throughout Chile, and owns 764 hectares of land in Argentina.  Of these, approximately 7,219 hectares are suitable for planting vineyards.  A majority of the remaining 5,096 hectares are comprised of roads, hills, fruit orchards and riverbanks.  The remainder is used for vinification and bottling plants, cellars and other buildings.  None of the Company’s properties that are material to its business are mortgaged or otherwise encumbered.

          As mentioned above, the Company leases 605 hectares, comprising two leases in the Maipo Valley and three leases in the Casablanca Valley. In the Maipo Valley, the Company leases 105 hectares from an unaffiliated non-profit Chilean institution, approximately 95 of which are suitable for vineyards or agricultural purposes.  The lease expires in 2013.  The lease may be terminated by the lessor beginning in 2004, with one year’s notice and payment of a penalty. In 2004, the Company entered in a lease of 80.6 hectares in production from Viñedos Emiliana, this is a 9-year lease expiring in May 2013. In the Casablanca Valley, the Company leases three properties of 282, 110 and 27 hectares with leases expiring in 2028, 2023 and 2036, respectively.

          Comercial Peumo leases warehouses in Arica, Iquique, Antofagasta and Los Angeles for distribution.  The Company leases four plants for vinification of popular wine from purchased grapes.  The Company believes it would be able to obtain replacement properties at acceptable costs for its leased vineyards, warehouses and vinification plants should its leases not be renewed.  See “Business Overview — Vineyards.”

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

Overview

          Concha y Toro is principally a vertically integrated wine producer.  The Company is the largest producer of wine in Chile and also owns a winery in Argentina, Viña Trivento.  The Company is Chile’s leading bottled wine exporter, top-selling winery in the domestic market and the number two wine exporter from Argentina.

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

          Determining factors in the results of the Company include the price of its principal raw material, the cost of grapes, and exchange rates, as in 2004, 75.7% of the sales revenues were denominated in foreign currency.

          In 2004, Concha y Toro had a net income of Ch$22,689 million as a result of record sales, both in terms of revenues and volume. Consolidated sales for the year increased 19.5%.  Sales revenues totaled Ch$188,207 million, 24.3% of which were generated in Chile, 68.1% from exports and 7.6% from Argentine operations.

          We believe the Company to be highly competitive in its major markets.  Concha y Toro has a high profile brand name and competitive economies of scale.  The principal measure for sustaining future growth involves ongoing investment in vineyard development and cellar capacity to raise overall production capacity.

	% of Total Sales by Value

	2002	2003	2004

Chile:
Domestic	29.2%	25.5%	24.3%
Exports	67.0%	68.0%	68.1%
Argentina: (Domestic and export sales)	3.8%	6.5%	7.6%
Total	100.0%	100.0%	100.0%

A. Operating Results

          The following discussion should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, included in Item 18 herein.  The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differ in certain important respects from U.S. GAAP.  See Note 37 to the Consolidated Financial Statements for a discussion of (i) the principal differences between Chilean GAAP and U.S. GAAP which affect the financial statements of the Company, (ii) the effects of such differences on the calculation of net income and shareholders’ equity and (iii) a reconciliation to U.S. GAAP of net income for each of the three years in the period ended December 31, 2004 and of shareholders’ equity as of December 31, 2003 and 2004.  The amounts in dollars are presented for the convenience of the reader only.

          The following table sets forth selected Company income statement data expressed as a percentage of revenues for the years indicated, as well as year-to-year percentage changes covering the respective periods.

	Year Ended December 31,			% Change

	2002	2003	2004	2002-2003	2003-2004

Revenues	100.0%	100.0%	100.0%	18.5%	19.5%
Cost of sales	(61.0)	(61.4)	(61.7)	19.4	20.1

Gross margin	39.0	38.6	38.3	17.2	18.7
Selling and administrative expenses	(23.0)	(24.2)	(22.2)	24.6	9.3

Operating income	16.0	14.4	16.2	6.5	34.5
Non-operating income	2.0	0.9	0.4	-49.1	-46.4
Non-operating expenses	(1.1)	(1.3)	(1.2)	44.6	9.3
Price-level restatement and foreign exchange losses, net	(1.9)	0.3	(0.8)	-120.8	-366.9
Income tax	(2.3)	(2.2)	(2.6)	11.9	40.2

Net income	12.7%	12.1%	12.1%	12.8%	19.1

Year ended December 31, 2004 compared to year ended December 31, 2003
Figures expressed in Chilean pesos (Ch$) as of December 31, 2004

Revenue breakdown (in million of Ch$ as of December 31, 2004)

	Year Ended December 31,			% Change

	2002	2003	2004	2002-2003	2003-2004

Chile:
Domestic	38,814	40,142	45,696	3.4%	13.8%
Exports	88,975	107,059	128,249	20.3%	19.8%
Argentina:
Domestic	2,546	5,722	7,336	124.7%	28.2%
Exports	2,509	4,523	6,925	80.3%	53.1%
Total revenues	132,844	157,447	188,207	18.3%	19.5%

          Revenues. Total revenues increased to Ch$188,207 million in 2004 from Ch$157,447 million in 2003 representing a 19.5% increase.  Revenue growth reflects a positive performance in all the Company’s areas: Exports from Chile, the domestic market and higher sales of the two Argentine subsidiaries.

          Domestic Revenues.  Sales in Chile increased 13.8% in 2004 to Ch$45,696 million from Ch$40,142 million in 2003.  Domestic revenues comprise local wine sales, which accounted for 84.6% of the revenues, and other revenues - principally fees for bottling services and the sale of fruit and liquors.  Wine sales increased by 17.2% and other income decreased 1.6% mainly due to lower fees from bottling services to third parties.

          Domestic wine sales increased 17.2% to Ch$38,672 million in 2004 from Ch$33,007 million in 2003.  Stronger sales were the result of a 2.8% improvement in volume and a 13.9% increase in the average price.  Higher volume was driven by larger sales of premium wines, which grew 16.9%.  This is largely the fruit of a policy focused on moving high margin labels such as Don Melchor, Casillero del Diablo and Trio.  At the same time, popular wine volume rose 4.3%.  The higher average price reflects mainly the price increases for popular wines following a strategy (starting in mid-2003) that has sought to increase the profitability of this business.

          Export Revenues:  Sales abroad increased by 19.8% to Ch$128,249 million in 2004 from Ch$107,059 million in 2003. The growth in sales overseas resulted from a 27.7% increase in volume and a 6.2% decrease in the average price stated in Chilean pesos, this as a result of the 11.6%  appreciation of the Chilean peso against the U.S. dollar in 2004 (average relevant exchange rate for the Company). The average price in U.S. dollars increased 6.0%.

          A sales and marketing policy oriented to strengthening the distribution network, developing new markets and investing in brand building resulted in higher shipments to all regional markets.  Volume sales to Europe, the largest regional market, presented a solid 36% growth, which reflects the strength of our brand in that continent.  This growth also includes the significant sales effort from Concha y Toro UK, the subsidiary that began business in 2001 and that has attained substantial sales growth over the past three years. Strong volume growth was also achieved in Central America /Caribbean (+27%) and South America (+69%) as a result of a positive performance of Mexico and a recovery in markets like Brazil, Peru and Venezuela.  Sales volume to the U.S., Canada and Asian market grew 10.2%, 20.2% and 25.3%, respectively.

          An improved mix of products is responsible for the higher average price in U.S. dollars.  The volume of premium wine sales increased by 39% mainly as a result of the commercial success of the Casillero del Diablo brand, with a 48% increase in export volume in 2004.  Appreciation of the euro against the dollar also contributed to the higher average price.  For further information regarding the total amount of export sales, export sales and competition and principal export markets, See Item 4 –”Information of the Company -Company sales –Export markets and note 37 l) to the financial statements.”

          Argentine Operations:  Sales within Argentina are handled by Distribuidora Peumo, while Viña Trivento exports its own wines.

          Total revenue from the two Argentine operations increased 39.2% to Ch$14,261 million as a result of a 53.1% increase in exports and a 28.2% increase in domestic sales.  The export performance included an 80% increase in shipments, totaling 777,484 cases. Trivento grew across all regional markets, with strong growth in Canada, Sweden, the US, UK and Brazil. Trivento finished year 2004 as the second exporter of Argentine wines by volume.

          Sales increase in the domestic Argentine market can be attributed to a combination of price increases with higher profitability in mind, and higher volumes.  Domestic volumes increased 17% totaling 747,206 cases.

          Cost of Sales.  Total cost of sales increased by 20.1% to Ch$ 116,091 million in 2004 from Ch$96,692 million for fiscal 2003.  The cost of sales of Chile-sourced business increased by Ch$16,856 million, and accounts for most of the Ch$19,400 million increase in the total cost of sales.  In comparison to 2003, the total cost of sales for Chile increased 18.6%, and is mainly explained by the increase in sales volume.  Average wine cost for the export market maintained the 2003 level, whereas for the domestic market, there was a 15.5% wine cost increase.

          The cost of sales of Argentine-sourced business increased by Ch$2,544 representing a 42.8% increase mainly explained by higher sales volume.  Cost of sales as a percentage of total sales increased to 61.7% from 61.4%.

          Gross Margin. Gross margin increased to Ch$72,116 million in 2004 from Ch$ 60,755 million in 2003, an increase of 18.7%.  As a percentage of sales, the gross margin decreased to 38.3% from 38.6%, mainly reflecting the impact of the exchange rate appreciation on dollar denominated revenues.

          Selling, General and Administrative Expenses (SG&A).  SG&A at Concha y Toro mainly includes advertising and promotional expenses, salaries of administrative and sales personnel, general expenses, export commissions, insurance and maintenance. SG&A increased by Ch$3,554 million, or 9.3% year over year, to Ch$41,695 million in 2004 from Ch$38,141 million in 2003.  As a percentage of revenues, SG&A decreased to 22.2% from 24.2% recorded in 2003.

          Chilean business derived SG&A increased by Ch$2,765 million.  Higher marketing expenses explains 60% of the increase as the Company is incurring further marketing and selling expenses to promote and support growth across its business including stronger marketing expenses at Concha y Toro UK to develop sales in its highly competitive market. Higher remuneration accounts for 12% of the increase in SG&A, while other expenses, including export commissions, insurance and the like, relating to increased business make up the remaining 28%.

          SG&A for the Argentine business increased by Ch$789 million.  Marketing expenses linked to larger exports and domestic sales volumes comprise 11% of the rise in  SG&A, higher remuneration related to the business growth explains 10% and 79% of the increase is related to selling and administrative expenses involving distribution and general expenses related to the growth of the Argentine operation.

          Operating Income.  Operating income increased by 34.5% to Ch$30,421 million in 2004 from Ch$22,614 million in 2003.  The operating margin increased from 14.4% to 16.2% following stronger sales growth and the spread of SG&A costs over that higher level of sales.

          Non-Operating Income.  Non-operating income decreased 46.4% to Ch$741 million from Ch$1,383 million in 2003.  This result is mainly explained by the 59.2% decrease in equity participation in net income from related companies.  Equity participation decreased from Ch$942 million in 2003 to Ch$384 million in 2004 mainly due to decrease in equity participation from Viña Almaviva from Ch$665 million in 2003 to Ch$10 million in 2004 following lower result from Almaviva explained by a drop in sales volume and the weakness of the U.S. dollar that impacted sales returns.

          Non-operating Expenses (Excluding Price Level Restatement and Foreign Exchange Differences).  Non-operating expenses increased 9.3% to Ch$2,215 million from Ch$2,027 million. This results from higher interest expenses partly offset by lower other non-operating expenses. Interest expenses increased from Ch$906 million in 2003 to Ch$1,738 million in 2004 mainly due to an increase in financial debt of Ch$15,172 million to finance the investment program and working capital. Other non-operating expenses decreased by Ch$643 million mainly as a result of lower provisions.

          Price level restatement and Foreign Exchange Differences.  Price level restatement and foreign exchange differences produced a loss of Ch$1,427 million in 2004 compared to a gain of Ch$535 million in 2003. This is mainly due to a loss on foreign exchange differences of Ch$1,458 million in 2004 compared to a gain of Ch$766 million in 2003. For detail on Foreign Exchange Differences see note 26 of Consolidated Financial Statements.

          Net Income.  Net income in 2004 of Ch$ 22,689 million was Ch$3,641 million, 19.1%, more than the Ch$ 19,048 million in 2003.

Year ended December 31, 2003 compared to year ended December 31, 2002
Figures expressed in Chilean pesos (Ch$) as of December 31, 2004

          Revenues. Total revenues increased to Ch$157,447 million in 2003 from Ch$132,844 million in 2002 representing an 18.5% increase.  Most of the increase in revenues derived from stronger export revenues and a better performance of the two Argentine subsidiaries.

          Domestic Revenues.  Sales in Chile increased 3.4% in 2003 to Ch$40,142 million from Ch$38,814 million in 2002.  Domestic revenues comprise local wine sales, which accounted for 82.2% of the revenues, and other income - principally fees for bottling services and the sale of fruit and mineral water.  Wine sales increased by 5.6%, although this was offset by a 5.6% decline in fees from bottling services for third parties.

          The 5.6% increase in domestic wine revenues raised local sales revenues to Ch$33,007 million in 2003 from Ch$31,253 million in 2002.  The stronger revenue from wine sales was a result of a 6.4% higher volume on sales that was partially offset by a 0.7% decrease in average price.  The higher sales volume is attributable to a number of steps that the Company took during the course of the year including the improvement of brand differentiation, the launching of innovative products and expanding product ranges.  Sales volume of premium and popular category wines increased by 5.9% and 6.3%, respectively.  The decline in the average price reflects the state of competition that the Company faces in Chile.

          A stronger competition from domestic wine producers has had a negative impact on the Company’s profits in recent years and the Company is currently addressing this issue.  Seeking a turnaround, from the second half of 2003, the Company adopted a new pricing policy focusing on brands with better margins and higher average prices.

          Export Revenues:  Sales abroad increased by 20.3% to Ch$107,059 million in 2003 from Ch$88,975 million in 2002. The growth in sales overseas resulted from a 16.6% increase in volume and a 3.2% rise in the average price.

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

          An improved mix of products is responsible for the higher average price.  The volume of premium wine sales increased by 45% mainly as a result of the commercial success of the Casillero del Diablo brand, in which the Company has invested heavily since 2001.  Appreciation of the euro against the dollar also contributed to the higher average price, although such increase was offset by the 4% appreciation of the Chilean peso against the dollar.  For further information regarding the total amount of export sales, export sales and competition and principal export markets, See Item 4 –”Information of the Company – Company sales – Export markets.”

          Argentine Operations:  Sales within Argentina are handled by Distribuidora Peumo, while Viña Trivento Bodegas y Viñedos exports its own wines.

          Total revenue from the two Argentine operations increased 102.7% to Ch$10,245 million as a result of an 80.3% increase in exports and a 124.7% increase in domestic sales.  The export performance included a 90.9% increase in shipments with Trivento benefiting from a favorable price/quality ratio, a more consolidated export and distribution network and from the current surge in Argentine exports in general.  This increase in sales was slightly offset by the 5.6% decrease in the average price due to the appreciation of the Chilean peso.

          Domestic performance, within Argentina, included a 112% increase in volumes that owed much to a better distribution and the launch of new products.  In addition, an improved blend of products resulted in a 5.9% increase to the average price.

          Cost of Sales.  Total cost of sales increased by 19.4% to Ch$ 96,692 million in 2003 from Ch$81,007 million for fiscal 2002.  The cost of sales of Chile-sourced business increased by Ch$12,778 million, and accounts for most of the Ch$15,685 million increase in the total cost of sales.  For Chile, in comparison to 2002, the total cost of sales increased 18.6% and included an 11.5% increase in the volume of sales and a 7.1% rise in per unit costs mainly due to the higher price of grapes.  Cost of sales as a percentage of total sales increased to 61.4% from 61.0%.

          Gross Margin. Gross margin increased to Ch$60,755 million in 2003 from Ch$51,837 million in 2002, an increase of 17.2%.  As a percentage of sales, the gross margin decreased to 38.6% from 39.0% with an exchange rate appreciation on dollar denominated revenues having a greater impact than costs.

          Selling, General and Administrative Expenses (SG&A).  SG&A at Concha y Toro mainly includes advertising and promotional expenses, salaries of administrative and sales personnel, general expenses, export commissions, insurance and maintenance. SG&A increased Ch$7,537 million, or 24.6%, to Ch$38,141 million in 2003 from Ch$30,604 million in 2002.  As a percentage of revenues, SG&A increased to 24.2% from 23.0% recorded in 2002.

          Chilean business derived SG&A increased by Ch$5,996 million.  Most of the higher SG&A (71.6%) is due to the Company incurring further marketing and selling expenses to promote and support growth across its business and high early marketing expenses at Concha y Toro UK to develop sales in its highly competitive market. Higher remuneration accounts for 14.6% of the rise in SG&A while other expenses, including export commissions, insurance and the like, relating to stronger business make up the remaining 13.8%.

          SG&A for the Argentine business increased by Ch$1,541 million.  Marketing expenses linked to larger exports and domestic sales volumes comprise 51.1% of the rise in local SG&A with 23.9% owing to higher business growth related remuneration and 25% to selling and administrative expenses involving distribution.

          Operating Income.  Operating income increased by 6.5% to Ch$22,614 million in 2003 from Ch$21,233 million in 2002. The operating margin decreased from 16.0% to 14.4% over the period, however, as the gross margin contracted following the impact the exchange rate had on dollar denominated revenues and the increase in selling and administrative expenses.

          Non-Operating Income.  Non-operating income decreased 49.1% to Ch$1,383 million from Ch$2,717 million.  While equity income increased by 19.5%, other non-operating income decreased by 77.1%.

          Other non-operating income benefited from a gain of Ch$1,483 million the Company recorded in 2002 from the sale of fixed assets.  The higher income from related companies includes higher earnings from Viña Almaviva and Industria Corchera of 20.2% and 17.9%, respectively.

          Non-operating Expenses (Excluding Price Level Restatement and Foreign Exchange Differences).  Non-operating expenses increased 44.6% to Ch$2,027 million from Ch$1,402 million.  Interest expenses decreased 19.5% to Ch$906 million as a result of lower interest rates.  Other non-operating expenses increased by Ch$848 million mainly as a result of higher provisions for exchange rate differences and accounts receivable.

          Price level restatement and Foreign Exchange Differences.  Price level restatement and foreign exchange differences produced a gain of Ch$535 million in 2003 compared to a loss of Ch$2,567 million in 2002. This is mainly due to a gain on foreign exchange differences.

          Foreign exchange differences produced a gain of Ch$766 million in 2003 compared to a loss of Ch$2,299 million in 2002. This is explained by a lower loss of conversion adjustments related to the devaluation in Argentina as compared to 2002 and due to a gain in exchange differences of forward contracts the Company holds in US dollars.

          Net Income.  Taking all of the above considerations into account, net income in 2003 of Ch$19,048 million was Ch$2,161 million, 12.8%, more than the Ch$ 16,887 million in 2002.

          U.S. GAAP Reconciliation.  Net income under U.S. GAAP for 2004, 2003 and 2002 was Ch$22,910 million, Ch$19,357 million and Ch$17,240 million, respectively, whereas the amounts reported under Chilean GAAP were Ch$22,689 million, Ch$19,048 million and Ch$16,887 million, respectively. Differences result mainly from the inclusion under U.S. GAAP of the reversal for amortization of goodwill, reversal of the depreciation generated by technical revaluation of fixed assets under Chilean GAAP and the recording of deferred income taxes.

          Total shareholders’ equity under U.S. GAAP for 2004, 2003 and 2002 was Ch$150,428 million, Ch$136,234 million and Ch$126,745 million, respectively, and compared to Chilean reported amounts of Ch$156,035 million, Ch$141,617 million and Ch$132,088 million, respectively.  The main differences between shareholders’ equity under U.S. GAAP and Chilean GAAP are the reversal of revaluation of fixed assets, the recording of deferred income taxes and the accrual of a 30% minimum dividend.

          For further details regarding these and other differences between Chilean GAAP and U.S. GAAP, see Note 37 to the Consolidated Financial Statements.

B. Liquidity and Capital Resources

          Liquidity

          In 2004, the Company’s main source of liquidity has been cash generated by its operating activities and cash flow from financing activities, which amounted to Ch$13,729 million and Ch$10,107 million, respectively. In 2003 and 2002, the main source of liquidity was cash generated by operating activities of Ch$16,028 and Ch$19,782 million, respectively. In the Company’s opinion, its working capital of Ch$57,550 million as of December 31, 2004 is sufficient for the Company’s present requirements.

          On December 31, 2004, the Company had Ch$1,799 million of cash, time deposits and other cash equivalents and approximately Ch$56,554 million available under undrawn bank lines of credit.

          Net cash flows used in 2004 and 2003 prior to the effect of inflation in cash and cash equivalents was negative Ch$615 million and Ch$617 million, respectively, while in 2002 net cash flow generated was Ch$619 million.  The effect of inflation decreased cash and cash equivalents in Ch$81 million in 2004, in Ch$490 million in 2003 and increased Ch$127 million in 2002.

          Net cash flows from operating activities were Ch$13,729 million in 2004, Ch$16,028 million in 2003 and Ch$19,782 million in 2002.  Net cash flows originated from financing activities were Ch$10,107 million in 2004,  Ch$1,196 million in 2003, while in 2002 cash flow used in financing activities was Ch$13,543 million.  Net cash flows used in investing activities was Ch$24,452 million in 2004, Ch$17,840 million in 2003 and Ch$5,620 million in 2002.

          The Company’s total assets increased 15.3% from Ch$223,832 million at December 31, 2003 to Ch$258,139 million at December 31, 2004.  The increase in total assets is due to an increase in current assets (receivables and inventories) and fixed asset involving the acquisition of new vineyards, construction and infrastructure.

          Current liabilities increased to Ch$65,879 million at December 31, 2004 from Ch$56,420 million at December 31, 2003, in part explained by the increase of short term bank debt from Ch$23,268 million in 2003 to Ch$28,142 million in 2004 and accounts payable from Ch$12,189 million in 2003 to Ch$14,371 million in 2004.  Long-term liabilities increased to Ch$36,216 million at December 31, 2004 from Ch$25,719 million at December 31, 2003 due to an increase in long term debt to banks and financial institutions.  The increase in short term and long term financial debt results from financing the capital expenditure program and working capital in 2004.  For a detail of capital expenditures in 2004, see the following section, Capital Expenditures.

          On April 26, 2005, Concha y Toro placed a 21-year bond for Ch$34,544 million on the local market at a nominal interest rate of 3.9%.  The proceeds will be used 35% to repay financial debt, mainly at short term, and the remaining 65% to finance new investments for supporting future growth.

          For further detail on interest bearing debt as of December 31, 2004, see Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

          Total shareholders’ equity increased 10.2% from Ch$141,617 million at December 31, 2003 to Ch$156,035 million at December 31, 2004.

          Capital Expenditures

          Total capital expenditures which include additions to property, plant and equipment and other permanent investments were Ch$22,770 million (US$41 million) in 2004, Ch$16,334 million in 2003 and Ch$7,178 million in 2002.  The increase in capital expenditures in 2004 is due to larger investments in the agriculture area, including the acquisition of planted vineyards, new properties and the plantation of new land.  New investments also added vinification and cellar capacity in Chile and Argentina. For 2005, the Company established a capital expenditure budget of Ch$36,712 million (approximately US$61 million) to promote future growth in sales, and support the expected increases in demand for grapes and the need for production capacity.  The 2005 figures include the acquisition (March 2005) of the assets of Viña Francisco de Aguirre in the Limarí Valley, including 326 hectares of vineyards planted, a cellar and a bottling line.  In addition, investments will be focused on the acquisition of new vineyards (including planted vineyards), the construction of storage and fermentation facilities for the production and bottling of all wines with an emphasis on premium and varietal wines and the expansion of the bottling facilities.  Also, funds will be oriented at the expansion of the capacity of Viña Trivento in Argentina. The following table sets forth the Company’s capital expenditures for the different areas for the years ended 2002-2004 and planned capital investment for 2005.

	Capital Expenditures(1) (Ch$Millions)

Area:	2002	2003	2004	2005

Agriculture	2,215	6,950	7,419	13,223
Agriculture(2)	2,215	6,950	7,419	13,223
Oenology, technical and bottling facilities	3,664	6,112	9,069	17,963
Viña Trivento (Argentina)	—	786	3,425	3,154
Administration and other subsidiaries	736	1,927	1,842	1,533
Other permanent investments(3)	563	549	1,015	839
Total	7,178	16,334	22,770	36,712

(1) The investment figures in this table correspond to amounts net of V.A.T., while figures in the Consolidated Statements of Cash Flows include V.A.T.

(2) Agriculture expenditures consist of investments in agricultural equipment and activities in order to develop new vineyards and bring them to commercial production, and to maintain or expand production at existing vineyards.

(3) Principally correspond to the investment in the affiliated Industria Corchera.

          The Company expects to continue planting wine vines and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile and in Argentina.  Funds will also be used to increase the capacity of the Company’s vinification and storage facilities including the acquisition of French and American oak barrels.  The Company has a capital expenditure budget of approximately US$43 million as of 2006.

          Impact of Inflation and Foreign Currency Fluctuations

          The Company is required under Chilean GAAP to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso.  During inflationary periods, monetary items generate a gain or loss in purchasing power which is influenced by the currency in which they are denominated.  Non-monetary assets and liabilities are restated so as to correct the effect of inflation and remain constant in real terms from period to period.  See Note 2(d) and Note 25 to the Consolidated Financial Statements contained in Item 18.

          The net monetary correction gain or loss each year is calculated as follows:

•	Non-monetary assets and liabilities, shareholders’ equity and income and expense accounts are restated using the CPI published by Chile’s National Institute of Statistics.
•	The CPI effect on inventories is calculated based on the turnover of inventory during the year.
•	Monetary assets and liabilities denominated in foreign currency and UF are restated at the applicable year-end exchange rates.

          In general, inflation has the adverse effect of diminishing the purchasing power of the Company’s peso-denominated monetary assets which are not price-level indexed and has the positive effect of reducing the real value of the Company’s peso-denominated monetary liabilities which are not price-level indexed.

          Company exports are mostly denominated in U.S. dollars, although they are also denominated in Euros, Sterling Pounds, Canadian dollars and Argentine pesos (sales of the Argentine subsidiaries).  Total revenues from exports including exports to third parties and sales of the foreign subsidiaries as a percentage of total revenues have increased from 74.5 % in 2003 to 75.7% in 2004.  To the extent that U.S. dollar-denominated revenues exceed U.S. dollar-denominated operating costs, the Company’s results of operations will be impacted by the difference between the changes in exchange rates and the Chilean rate of inflation.  The Company purchases bottles, corks and Tetra Brik containers in prices set in U.S. dollars.

          To the extent that the Chilean peso depreciates against the U.S. dollar at a lower rate than the rate of Chilean inflation, the Company’s export sales will increase less than inflation adjusted peso costs, and margins as reported in Chilean pesos will decrease.  The reverse situation would occur with respect to domestic sales denominated in Chilean pesos and related U.S. dollar denominated costs.  The rate- of nominal depreciation of the Chilean peso against the U.S. dollar for 2002 was 9.7%, while in 2003 and 2004 the Chilean peso appreciated 17.4% and 6.1% against the US dollar (year-end exchange rates). The Chilean price-level restatement factors for the same periods were 3.0%, 1.0% and 2.5% respectively.

          While the Company denominates its export prices in U.S. dollars (other than to Canada, Argentina and some European countries as discussed above), retail prices in the importing countries are denominated in local currencies.  Changes in the exchange rate between the U.S. dollar and the local currency can have an impact on the local currency price and thereby on the volume of the Company’s wine sold in such markets.  For details on Foreign Exchange Differences see Note 26 to the Consolidated Financial Statements contained in Item 18.

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

          Effective January 1, 2000,  the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement  purposes are recorded in accordance with Technical Bulletin Nº 60 issued by the Chilean Association of Accountants.  The effects of deferred income taxes at January 1, 2000, which were not previously recorded, were set up as a contra-asset or liability account which is charged or credited to income over the estimated reversal period of the temporary differences.  Under Technical Bulletin Nº 60, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all the deferred tax asset will not be realized.  In making this determination, we consider both positive and negative evidence and make certain assumptions including projections of taxable income.

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

d) Goodwill:

          Prior to January 1, 2004, goodwill arose from the excess of the purchase price of companies acquired over their net book value.  Goodwill or negative goodwill arising out of the purchase was then amortized using the straight-line method over a period not to exceed 20 years.  This period was based on management’s assumption regarding the estimated period of recovery of this goodwill.  This assumption takes into consideration various factors, including but not limited to, significant decreases in the market value of the investment, significant changes in the legal or regulatory environment and how these may impact the value of an investment, and rates of returns used in calculating operating or cash flows associated with the use of our assets.  We annually, or when circumstances change, review the recorded value of our goodwill when there are indications that the book value may not be recoverable.

          For acquisitions entered into after January 1, 2004, goodwill is calculated as the excess of the purchase price of the companies acquired over the fair value of the net assets acquired.  Goodwill arising out of such transactions is not amortized but rather evaluated for impairment on at least an annual basis and when circumstances change which may indicate that the recorded amount of goodwill may not be recoverable.

          Potential impairment of the carrying value of the goodwill is determined by comparing net book value of the goodwill to its fair value based on the estimated future net cash flows associated with the goodwill on an undiscounted basis.  Should the book value exceed the undiscounted net cash flows, the impairment adjustment would be based on the difference between the carrying value and the discounted net cash flows.

e) Impairment of long-lived assets:

          In accordance with Chilean GAAP, the Company evaluates for impairment the recoverability of the carrying amount of its property, plant and equipment and other long-lived assets upon changes in circumstances which could indicate that recoverability is not assured.  Recoverability is generally determined by the comparison of  carrying value with the future undiscounted cash flows of the group of assets or assets being evaluated.  Should the future undiscounted cash flows be less than the carrying value, a further analysis of the future discounted cash flows in comparison with the carrying values is performed and impairment is recorded based on the shortfall of the future discounted cash flows below the carrying value.

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

          The Company has set up various research projects in Chile with local universities including Universidad de Chile, Universidad de Concepción and Universidad Católica del Maule. Since 2003, the Company is involved in Conicyt’s Fondef project “Water management technologies for sustainable intensive agriculture.” Led by Universidad de Concepción, the project aims to improve current irrigation practices by taking corrective actions to optimize water and energy usage and thus develop advanced, sustainable and efficient management of agriculture.

D. Trend Information

          The most significant trend affecting the wine industry and Company’s results currently and in the past three fiscal years has been an increase in competition in both the domestic and the export markets as a result of a global oversupply of wine.

          In the domestic market, a greater availability of grapes and wine between 2000 and 2003 has led to increasing competition among the leading wineries.  This resulted in a series of price cuts that affected the profitability throughout the business.  In mid 2003 and 2004 all major players in the Chilean wine industry sought a turnaround in domestic profitability focus on better margin products and higher average prices.

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

F. Tabular Disclosure of Contractual Obligations

The table below is a summary of our contractual obligations as of December 31, 2004:

	Payments due by period

	Total	1 – 3 Years	3 – 5 Year	More than 5 Years

	(in millions of Ch$)
Contractual Obligations
Long Term Debt Obligations (1)	36,216	16,549	10,590	9,077
Operating Lease Obligations (2)	4,484	928	1,054	2,502
Capital Lease Obligations (3)	140	110	28	2
Payables to Bank Interest (3)	4,227	2,935	1,060	232
Purchase Obligations (4)	23,340	14,661	3,518	5,161
Total	68,407	35,183	16,250	16,974

(1) Includes Payables to Banks, leasing, related accounts, provisions and taxes.
(2) Corresponds to obligations due to the lease of country property.
(3) Corresponds to payables to banks interests, whose rate of interest is fixed and variable.
(4) Corresponds to payment obligations of investments in process and purchase obligations related to grape contracts.

As explained under Item 11 “Quantitative and Qualitative Disclosures about Market Risk - Interest Rate Risk”, 90% of the payables to banks are subject to a fixed rate of interest.

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

          The following table lists each director of the Company, his current position, his age at May 31, 2005, years with the Company and year of appointment to the Board of Directors:

Name	Position	Age at May 31, 2005	Years with the Company	Current Position Held Since

Directors:
Alfonso Larraín Santa María	Chairman	68	35	1998
Rafael Guilisasti Gana	Vice Chairman	51	26	1998
Mariano Fontecilla de Santiago Concha	Director	80	30	1995
Francisco Marín Estévez	Director	66	22	1982
Pablo Guilisasti Gana	Director	50	-	2005
Sergio de la Cuadra Fabres	Director	63	-	2005
Christian Skibsted-Hansen Cortés	Director	41	-	2005

          The following provides biographical information about the directors of the Company.

Alfonso Larraín, Chairman
Joined the Company as a director in 1968.  General Manager from 1973 to 1989 and Vice-Chairman from 1989 to 1998.  In his long career at the winery, he has worked on implementing an aggressive policy of opening up new markets.  When he became Chairman in September 1998, the Company’s focus changed to one of enhancing its prestige in its major markets as a producer of fine wines.  He is also director of Viñedos Emiliana and the Santiago Chamber of Commerce and is the President of Fundación Cultura Nacional.

Rafael Guilisasti Gana, Vice Chairman
Vice Chairman of the Board since September 1998.  Previously, Export Director of the Company, a position he held since 1985. During his service as Export Director, total exports of the company grew significantly, including from US$5 million to US$100 million in 1998.  Between 1996 and 2003, Mr. Guilisasti was the President of the Exporters’ Association.  The Exporters’ Association comprises approximately 85% of Chilean wineries and its goal is to promote Chilean wines in international markets and to monitor the political and legal aspects of the Chilean wine industry.  He is general manager of Viñedos Emiliana, director of Frutícola, Chairman of Viña Almaviva and first vice-president of Sofofa.

Mariano Fontecilla De Santiago Concha, Director
Law studies.  Former Chilean ambassador to Norway, Spain and Italy.  Direct descendant of the first Marqués de Casa Concha and of the founder of the Company, Don Melchor de Concha y Toro.  Made an honorary member of the Chilean Brotherhood of Wine for his contribution to Chilean wines. Director of the Company for several periods, initially in 1949 yet most recently since 1995.  President of Viñedos Emiliana between1998 and 2004.

Francisco Marín Estévez, Director
Agricultural Engineer.  Broad experience in the private sector.  He has served as director of the Company since 1982.

Pablo Guilisasti Gana, Director
Commercial Engineer.  Chairman of Frutícola.  Since 1986 he has been in charge of Frutícola, a former subsidiary of the Company, the shares of which were distributed to the existing shareholders of the Company in 1986.  Frutícola produces, markets and exports fresh and frozen fruits and vegetables.  Between 1998 and 2004 was Director of Viñedos Emiliana. He also contributes as director of the Fundación para el Crecimiento Matrimonial (Foundation for Marriage Growth); director of the Fundación Ayuda y Esperanza (Aid and Hope Foundation) and advisor to the Fundación Juan Pablo II (John Paul II Foundation).

Sergio de la Cuadra Fabres, Director
Commercial Engineer.  M.A., PhD University of Chicago. He has been director and vice-president of Chile’s Central Bank, Minister of Treasury (1982), director of Chile’s Stock Exchange and of Chile’s Electronic Stock Exchange; partner and president of Midway Guaranty S.A. and of Arch Latin America S.A. He has also been a financial consultant for several international matters.

Mr. de la Cuadra is a standing member of the Economics and Business Faculty Council at Pontificia Universidad Católica de Chile and serves in the board of directors of several companies such as Petroquim S.A., Forestal y Papelera Concepción S.A (forestry and paper manufacturer), Banco Monex (banking), Industrias Ceresita S.A., Nibsa S.A. and Pesquera Itata (fishing industry).

Nils Christian Skibsted-Hansen Cortés, Director
Commercial Engineer and M.B.A. Universidad Adolfo Ibáñez.  During his career he has worked for companies such as Procter & Gamble and Monsanto-Gargiulo Inc, as director of operations for Latin America; he has also undertaken several real estate endeavors in Chile.  Currently, he is the executive director of Mifactory Venture Capital Fund, Latin America.

Executive Officers

          The following table lists each executive officer of the Company, his current position, his age at May 31, 2005, years with the Company and year of appointment as an executive officer:

Name	Position	Age at May 31, 2005	Years with the Company	Current Position Held Since

Eduardo Guilisasti Gana	General Manager (Chief Executive Officer)	52	26	1989
Goetz Von Gersdorff	Technical Director	77	42	1993
Andrés Larraín Santa María	Agricultural Manager	66	31	1978
Carlos Saavedra Echeverría	Engineering and New Projects Manager	60	31	1992
Osvaldo Solar Venegas	Administration and Finance Manager (Chief Financial Officer)	43	17	1992
Cristián Ceppi Lewin	Export Manager South Zone	38	14	2001
Thomas Domeyko Cassel	Export Manager North Zone	38	11	2001
José Antonio Manasevich G.	Operations Manager	39	12	1996
Carlos Halaby Riadi	Oenology Manager	52	15	1997
Enrique Tirado Santelices	Head Oenologist Don Melchor	38	12	2001
Daniel Duran Urízar	Technology and Information Manager	33	10	2001
Isabel Guilisasti Gana	Marketing Manager Origin Wines	47	8	2004
Giancarlo Bianchetti G.	Marketing Manager Global Brands	33	5	2004

The following provides biographical information about the executive officers of the Company.

Eduardo Guilisasti Gana, Chief Executive Officer
Civil Engineer.  Joined the Company in 1978 as Commercial Manager.  Appointed CEO in 1989.  Under his leadership the Company initiated a broad vineyard and cellar-oriented investment plan and expansion in the export markets.  Highlights of this period include the Company’s consolidation of a worldwide sales network that includes 100 countries and the strengthening of the leadership position in the sale of fine wines in each market segment and the strong growth and increase in the market value of the Company.  In addition, through the adoption of viticulture research and technology, the winery has transformed into a leader in the industry.  He is a director of Viña Almaviva.

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

Carlos Saavedra Echeverría, Engineering and New Projects Manager
Began his career in charge of the Company’s Imports Division in 1973.  Appointed head of the Supply, Maintenance and Haulage Department in 1974.  Contributed to the planning of the Pirque bottling plant.  Appointed Production Manager in 1992.  In 1997, he was appointed Engineering and Projects Manager.

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

Thomas Domeyko Cassel, Export Manager North Zone
Commercial Engineer.  Joined the Company in January 1994 as Deputy CFO.  Appointed International Business Manager in 1996.  Moved to Mendoza, Argentina in 1997 as General Manager of Viña Trivento.  Appointed Export Manager for the North Zone in December 2000.

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

Carlos Halaby, Oenology Manager
Oenologist.  Distinguished by the National Association of Winemaking Agronomy Engineers in Chile for presenting the “Best Viticulture Dissertation of 1980,” Carlos Halaby joined the Company in 1990.  After a decade with the Company and serving as head winemaker for fine wines until March 2000, he assumed the position of Oenology Manager.  Technical and administrative responsibility for the Company’s Oenology Area.

Enrique Tirado, Oenologist Don Melchor
Oenologist.  On joining the Company in 1993 he started working with varietal ranges, Casillero del Diablo and Marques de Casa Concha. He rose to head winemaker in 1997, responsible for every line of premium wine, including Amelia and Don Melchor. His extraordinary enological sensitivity, in 1999 led to his appointment as winemaker for Don Melchor.

Isabel Guilisasti, Marketing Manager Origin Wines
A graduate of the Catholic University with a degree in Art and with higher studies in marketing. In 1998 appointed marketing manager of Viña Cono Sur and in 2000 she took over as Director of Communications of Concha y Toro. In 2001 was named assistant manager for International Marketing of Fine Wines responsible for Concha y Toro’s ultra premium brands. In 2004 was named Marketing Manager Origin Wines.

Giancarlo Bianchetti, Marketing Manager Global Brands
Commercial Engineer.  Joined the Company’s marketing department in 2000. In 2001, he took responsibility for the brands Casillero del Diablo, Frontera and Sunrise. He has headed the promotion and global campaign for Casillero del Diablo. In 2004 named Marketing Manager Global Brands.

B. Director and Officer Compensation

          In accordance with the Company’s By-Laws, directors’ compensation for any given fiscal year is determined annually at the general shareholders’ meeting occurring in the immediately following fiscal year.  Compensation paid in 2004 in respect of 2003 equaled 2.5% of the net profits of the Company.  The amount of 300 UF per month has been allocated to cover the executive responsibilities of the chairman of the Board.

          The following table sets forth the compensation paid to each of the directors of the Company in 2004.

Directors’ Compensation Paid in 2004

Total Compensation (in thousands of Ch$)

Attendance:
Alfonso Larraín Santa María	94,963
Rafael Guilisasti Gana	94,963
Sergio Calvo Salas	94,963
Mariano Fontecilla de Santiago Concha	94,963
Francisco Marín Estévez	94,963
Eduardo Morandé Fernández	94,963
Albert Cussen Mackenna	94,963
Remuneration:
Alfonso Larraín Santa María	62,326
Remuneration Directors’ Committee:
Rafael Guilisasti Gana	691
Francisco Marín Estévez	691
Albert Cussen Mackenna	691
Total	729,141

          In 2004, aggregate compensation paid by the Company to all directors and executive officers of the Company and subsidiaries was approximately Ch$2,271 million.

C. Board Practices

          Members of the current Board of Directors were elected at the annual general shareholders’ meeting held on April 26, 2005, and will serve until April 2008, assuming no vacancies occur.  The Company’s executive officers are appointed by the Board of Directors and hold office at the discretion of the Board.

          There are no service contracts between the directors of the Company and the Company or any of its subsidiaries providing for benefits upon termination of a director’s employment.

          We currently have neither a separate audit nor a remuneration committee.  It is our intention to establish an audit committee in compliance with the requirements of Exchange Act Rule 10A-3 by July 31, 2005.  However, in the place of both the audit and the remuneration committees, the Company has a Directors’ Committee that carries out the functions usually performed by those committees.

          In compliance with the current Chilean rules and regulations, a Directors’ Committee was established at the Company on May 23, 2001.  The Committee’s members were renewed in April 26, 2005.  The designated Directors’ Committee members are Sergio de la Cuadra Fabres, Christian Skibsted-Hansen Cortés and Rafael Guilisasti Gana.  Sergio de la Cuadra Fabres and Christian Skibsted-Hansen were elected directors with votes different from the Controlling Group.  The primary functions of the Directors’ Committee include:

•	reviewing balance sheets and financial statements and reports from accounting oversight bodies and auditors;
•	proposing outside auditors to the Board;
•	examining background information regarding the Company’s operations with related persons;
•	reviewing managers’ and executive officers’ compensation plans; and
•	monitoring internal control systems used at Viña Concha y Toro and its affiliated companies.

          The Directors’ Committee convened on 10 separate occasions during the fiscal year 2004.  Among the issues addressed were:

•	Assessment of the External Auditor’s reports on the Company, the Balance Sheet and other financial statements management put forward;
•	The proposal of external auditors and credit risk rating companies that are then suggested to the shareholders;

•

Examination of background information on business operations conducted during the year relating to articles 44 and 89 of the Stock Company Law and, for the same purpose, review of the auditor’s report commissioned by the Committee;

•	Examination of the system of remuneration and the compensation plans for managers and senior management;
•	Analysis of in-house control systems used at Viña Concha y Toro and its affiliated companies;
•	Report on activities proposed in the Letter to the General Manager;
•	Preliminary audit report for fiscal 2004;
•	Preliminary report on the implementation of the Sarbanes Oxley Law;

          An annual budget of Ch$20,000 thousand for Committee operations was approved at the Ordinary Shareholders’ Meeting.  In 2004, the Committee contracted services of independent consultants costing Ch$7,880 thousand.

          The Company is subject to United States securities laws, including the Sarbanes-Oxley Act of 2002, passed into law in 2002 to restore investor confidence in the wake of several unprecedented corporate scandals and collapses.  The Sarbanes-Oxley Act’s provisions are wide ranging and include provisions affecting disclosures by public companies and corporate governance.

          The integrity of management and auditors is at the heart of the Sarbanes-Oxley Act.  The Sarbanes-Oxley Act requires listed foreign private issuers to have an audit committee composed of independent directors by July 31, 2005.  It also promotes auditor independence by prohibiting auditors from providing certain non-audit services whilst conducting audits.  The Company’s existing oversight and corporate governance practices fully honor the spirit and requirements of the Sarbanes-Oxley Act reforms in many respects.  For instance, auditor independence has been strengthened with the adoption of an auditor independence policy by the Company.

          The Company’s Board of Directors is committed to implementing measures that will promote investor confidence and market integrity.  In response to the Sarbanes-Oxley Act, the Company has formalized a methodology to ensure the accuracy and completeness of information disclosed to the market.  The Company is committed to complying with the laws and regulations applicable in all countries in which the Company operates.  Upon enactment of new laws and regulations resulting from, or coming into force of the provisions of the Sarbanes-Oxley Act, the Company will adjust its corporate governance structure in a way so as to ascertain full compliance.

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

There is no legal requirement for a majority of independent directors in Chile.  The Company has a non-majority of independent directors and a Directors’ Committee that includes a majority of independent directors.  Their main functions include: (i) to review balance sheets and financial statements and reports from accounting oversight bodies and auditors; (ii) to propose outside auditors to the Board; (iii) to review background information regarding the Company’s operations with related persons; and (iv) to review managers’ and chief executive officers’ compensation plans.

303A.02	Independence Test

Directors/members of the Directors’ Committee are independent when he/she would have been elected even after subtracting the votes from the controlling shareholder and persons related to the controlling shareholder.

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

This committee is not contemplated as such in the Chilean regulations.  Pursuant to Chilean regulations, the Company has a Directors’ Committee.  Nominations for Board members are made at the Ordinary Shareholders’ Meeting, while the Board nominates the members of the Directors’ Committee.

303A.05

Listed companies must have a Compensation Committee composed entirely of independent directors, and its activities must include reviewing and approving the goals/objectives of the CEO and other officers’ compensation.  A written charter is also required.

This committee is not contemplated as such in the Chilean regulations but, according to Chilean law, the Directors’ Committee reviews the remunerations and compensation plans of managers and chief executive officers. The Board sets the managers’ objectives, evaluates their commitment and determines compensation. Per article 50bis of Law No. 18.046 on corporations, the Board reviews the aforementioned remuneration plans on an annual basis.

303A.06 303A.07	Listed companies must have an Audit Committee with a minimum of three members, certain requirements of independence and a written charter.

This committee is not contemplated as such, but pursuant to Chilean regulations, the Company has a Directors’ Committee composed of three majority-independent members. The Committee performs the functions of an Audit Committee, and its duties include those listed under 303A.01.

303A.08	Shareholders must have the opportunity to vote on all equity-compensation plans involving directors, executives, employees or other service providers.

Chilean law contemplates the option to implement compensation plans or programs for employees via stock options, but presently, the Company does not include the granting of shares within its remuneration policies.  Directors, members of the Directors’ Committee, managers and any other officers can obtain Company shares only at their own initiative, which in turn should be timely reported to the Chilean Securities and Insurance Supervisor and the Company.

303A.09

Listed companies must adopt and disclose corporate governance guidelines. The following subjects must be addressed:  (i) director qualification standards; (ii) director responsibilities; (iii) director access to management; (iv) director compensation; (v) director orientation and continuing education; (vi) management succession; and (vii) annual performance evaluation of the Board.

Chilean law does not require that such corporate governance guidelines be adopted. Director responsibilities and access to management and independent advisors are directly provided for by applicable law.  Director compensation is approved at the annual shareholders’ meeting pursuant to applicable law.

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

303A.12	Each listed company’s CEO must certify to the NYSE annually that he or she is not aware of any violation by the Company of NYSE corporate governance listing standards.

Not contemplated by the Chilean regulations.  This requirement is met by the Company through the CEO certification to the effect that he is not aware of any violation by the Company of NYSE corporate governance listing standards.

D. Employees

          As of December 31, 2002, 2003 and 2004, the Company Chilean operation had 1,565, 1,640 and 1,611 employees, respectively.  Personnel employed in the foreign subsidiaries totaled 181 employees. Of the Chilean work force at December, 2004, 607 were laborers and 1,004 held administrative and sales positions.  The Company also hires temporary workers during the harvesting season, which in 2004 averaged 1,196 temporary workers.

          Seven labor unions represent an aggregate of approximately 253 of the Company’s employees (approximately 53 administrative employees, 46 sales employees, and 154 plant employees).  Labor relations with unionized personnel are governed by collective bargaining agreements negotiated in 2001-2003 that expire in 2005- 2009. The Company believes that it currently has a good working relationship with its labor unions; however, the Company is unable to predict the outcome of any future negotiations with such labor unions.

          In certain circumstances, the Company pays severance benefits equivalent to five labor days for each year of services rendered by the employee.  The Company has agreed with 1 labor union- (representing 13 of its workers) to pay such severance benefits to their members in all circumstances.  Additionally, the Company has agreed with the 94 employees covered by one collective bargaining agreement to pay the equivalent of 5 days salary for each year of service in all circumstances.  Under Chilean law, all employees who are terminated for reasons other than misconduct are entitled to the basic payment of one month’s salary for each year worked, or six-month portion thereof, subject to a limit of 11 months’ severance pay for employees hired after August 4, 1981.  Severance payments to employees hired before August 14, 1981 are not subject to this limit.

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

          All of the Company’s administrative employees participate, directly or indirectly, in an annual bonus pool equal to 4.0% of net profits in proportion to their salary.

E. Share Ownership

          The following table reflects the number of shares owned indirectly by the directors and executive officers and their percentage ownership of the Company at April 30, 2005.  Executive officers not listed do not own Shares.

Share Ownership of Directors and Senior Management(1)

	No. of Shares Owned	% of Total Subscribed Shares(2)

Eduardo Guilisasti Gana(3)	170,518,028	23.7%
Rafael Guilisasti Gana(3)	169,104,555	23.5%
Pablo Guilisasti Gana(3)	170,071,019	23.6%
Isabel Guilisasti Gana(3)	3,334,032	0.5%
Alfonso Larraín Santa María(4)	75,377,668	10.5%
Francisco Marín Estévez(5)	63,967,356	8.9%
Mariano Fontecilla de Santiago Concha(6)	27,016,199	3.8%
Christian Skibsted-Hansen Cortés(7)	7,892,233	1.1%
Goetz Von Gersdorff(8)	212,098	— (9)
Osvaldo Solar Venegas(10)	62,606	— (9)
Directors and Executive Officers in the aggregate	355,061,540	49.4%

(1)	Shares held indirectly through investment companies and not individually owned.
(2)	Calculated on the basis of 719,170,735 outstanding shares on April 30, 2005.
(3)

Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”) are the sons of Mr. Eduardo Guilisasti Tagle, the former Chairman of the Company.  Isabel Guilisasti Gana is the sister of the Family Principal Shareholders. Mr. Eduardo Guilisasti Tagle died on August 20, 1998.  The shares attributed to each Family Principal Shareholder include 82,864,605 and 83,382,522 shares held by Inversiones Totihue S.A. (“Totihue”) and Rentas Santa Bárbara S.A. (“Santa Bárbara”), respectively, as well as shares held directly or indirectly by members of such Family Principal Shareholder’s immediate family and affiliated entities.  Totihue and Santa Bárbara are controlled by the Family Principal Shareholders pursuant to powers of attorney granted by the board of directors of Totihue and Santa Bárbara.  Each power of attorney grants any two Family Principal Shareholders, acting together, the power to, among others, vote or direct the voting of, or dispose or direct the disposition of, the shares held by Totihue or Santa Bárbara, as the case may be.  Mr. Eduardo Guilisasti Gana is the Company’s General Manager, Mr. Rafael Guilisasti Gana is the Company’s Vice Chairman and Mr. Pablo Guilisasti Gana was elected director on April 26, 2005.  Mrs. Isabel Guilisasti Gana was named Marketing Manager Origin Wines on July, 2004. The address for Mr. Eduardo Guilisasti Gana and Mr. Rafael Guilisasti Gana is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.  The address for Mr. Pablo Guilisasti Gana is c/o Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile. The address for Mrs. Isabel Guilisasti Gana is Viña Concha y Toro S.A., Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.  The other Family Principal Shareholder Mr. José Guilisasti Ganais is neither director nor executive officer of the Company.  The address for Mr. José Guilisasti Gana is Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile.

(4)

Mr. Alfonso Larraín Santa María is the Company’s Chairman of the Board.  The number of shares attributed to Mr. Larraín includes 760,491 shares held by his brother, Andrés Larraín Santa María and 100,000 shares held by his brother in-law, Carlos Saavedra E.(manager of the Company), shares held by other members of his family and affiliated entities, and also includes 25,954,278 shares held by Fundación Cultura Nacional (“Cultura Nacional”).  Cultura Nacional is a Chilean non-profit institution which primarily funds grade school religious education.  Mr. Alfonso Larraín Santa María is the Chairman of Cultura Nacional.  Mr. Larraín’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(5)

Mr. Francisco Marín Estévez is a director of the Company.  The number of shares attributed to Mr. Marín includes shares owned by members of his family and affiliated entities.  Mr. Marín’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(6)

Mr. Mariano Fontecilla de Santiago Concha is a director of the Company.  The number of shares attributed to Mr. Fontecilla includes shares owned by members of his family and affiliated entities.  Mr. Fontecilla’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(7)

Mr. Christian Skibsted was elected Director of the Company on April 26, 2005. The number of shares attributed to Mr. Skibsted includes shares owned by his grandmother María Luisa Zorrilla Concha through the investment company Teodora. Mr. Skibsted address is c/o Carmencita 136, Las Condes, Santiago, Chile.

(8)

Mr. Goetz Von Gersdorff is the Company’s technical director.  The number of shares attributed to Mr. Von Gersdorff includes shares owned by members of his family and affiliated entities.  Mr. Von Gersdorff’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(9)	Less than 1%.
(10)

Mr. Osvaldo Solar Venegas is the Company’s Administration and Finance Manager.  Mr. Solar’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

          The Company’s only outstanding voting securities are the shares of its Common Stock.  According to the Company’s shareholder records, the Company’s 719,170,735 shares of Common Stock outstanding were held by 821 shareholders of record as of April 30, 2005.  There are no differences in the voting rights of the shareholders.

          The principal shareholders of the Company are Rentas Santa Bárbara S.A. (“Santa Bárbara”), Inversiones Totihue S.A. (“Totihue”), AFP Habitat S.A., AFP Provida S.A., the Bank of New York (according to Circular 1375 issued by the S.V.S. on February 12, 1998, hereinafter “Circular 1375 S.V.S.,” which states that the Depositary shall be the shareholder of record of the shares underlying the ADS), Fundación Cultura Nacional (“Cultura Nacional”), Compañía de Inversiones el Milagro (“El Milagro”), Constructora Santa Marta Ltda. (“Santa Marta”), Inversiones Quivolgo S.A. (“Quivolgo”), AFP Cuprum S.A.,AFP Santa María S.A., AFP Summa Bansander S.A.,  La Gloria S.A. (“La Gloria”), Foger Soc. Gestión Patrimonial Ltda. and Inversiones El Maitén S.A. (“El Maitén”).

          Santa Bárbara and Totihue are investment companies controlled by Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”).  El Milagro, Santa Marta, La Gloria, Quivolgo and Foger Soc. Gestión Patrimonial Ltda. are investment companies controlled by directors of the Company.  All of the principal shareholders, with the exception of The Bank of New York (according to Circular 1375 S.V.S.) the AFPs (Administradoras de Fondos de Pensiones, or “Pension Funds”) and El Maitén are companies controlled by the directors or executive officers of the Company.

          For information concerning the beneficial ownership in shares of Common Stock of the Family Principal Shareholders and other Directors and Executive Officers of the Company, see Item 6 — “Directors, Senior Management and Employees—Share Ownership.”

          The following table sets forth certain information concerning direct ownership of the Company’s Common Stock with respect to the principal holders of the outstanding subscribed shares of Common Stock.

Direct Share Ownership of Principal Shareholders

	As of December 31st,

	2003		2004		As of April 30, 2005

Principal Shareholders	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares

Rentas Santa Bárbara S.A. (2)	82,544,629	11.48%	83,216,929	11.57%	83,382,522	11.59%
Inversiones Totihue S.A. (2)	80,888,538	11.25%	82,759,444	11.51%	82,864,605	11.52%
AFP Habitat S.A. (3)	45,701,004	6.35%	48,170,993	6.70%	48,477,625	6.74%
AFP Provida S.A. (3)	44,874,780	6.24%	45,156,881	6.28%	43,219,030	6.01%
The Bank of New York (1)	51,588,000	7.17%	44,476,550	6.18%	41,594,150	5.78%
Fundación Cultura Nacional (4)	29,954,278	4.17%	25,954,278	3.61%	25,954,278	3.61%
Cía. De Inversiones El Milagro (5)	24,223,808	3.37%	24,238,808	3.37%	24,238,808	3.37%
Constructora Santa Marta Ltda. (6)	21,457,885	2.98%	21,457,885	2.98%	21,457,885	2.98%
Inversiones Quivolgo S.A.(7)	17,695,458	2.46%	19,527,466	2.72%	21,202,506	2.95%
AFP Cuprum S.A. (3)	21,209,673	2.95%	20,274,419	2.82%	20,384,475	2.83%
AFP Santa María S.A. (3)	20,509,376	2.85%	19,448,854	2.70%	19,315,785	2.69%
AFP Summa Bansander S.A. (3)	17,342,468	2.41%	20,425,481	2.84%	19,312,789	2.69%
La Gloria S.A.(7)	15,460,000	2.15%	15,600,000	2.17%	15,600,000	2.17%
Foger Soc. Gestión Patrimonial Ltda. (6).	13,896,263	1.93%	13,911,063	1.93%	13,991,063	1.93%
Inversiones El Maitén S.A. (8)	13,094,621	1.82%	13,094,621	1.82%	13,094,621	1.82%

Total Largest 15 Shareholders	500,440,781	69.59%	497,713,672	69.21%	494,010,142	68.69%

Other Shareholders	218,729,954	30.41%	221,457,063	30.79%	225,160,593	31.31%

Total	719,170,735	100.00%	719,170,735	100.00%	719,170,735	100.00%

(1)	Depositary Bank for the ADS.
(2)	Investment Company controlled by the Guilisasti Family (“Family Principal Shareholders”).
(3)	Chilean Pension Fund.
(4)	Cultura Nacional is a Chilean non profit institution. Shares are attributed to Mr. Alfonso Larraín, its Chairman.
(5)	Investment Company controlled by Mr. Mariano Fontecilla de Santiago Concha.
(6)	Investment Company controlled by Mr. Francisco Marín Estévez.
(7)	Investment Company controlled by Mr. Alfonso Larraín Santa María.
(8)	Investment Company controlled by Mr. Sergio Calvo Salas former director of the Company.

          In August 1999, members of the Guilisasti family and other affiliated parties entered into a Shareholders’ Agreement relating to, among others, the transfer and voting of Common Stock.  An English translation of such Shareholders’ Agreement is filed as Exhibit 3.4 to this Annual Report.

          Pursuant to the Shareholders’ Agreement, each party that is a holder of Common Stock agreed to provide to Totihue and Santa Bárbara the right to purchase all or part of any shares the selling shareholder wishes to sell from time to time.  In addition, both Santa Bárbara and Totihue agreed to provide to one another rights to purchase all or part of any Common Stock it wishes to sell from time to time.  Santa Bárbara and Totihue will have 30 days from the date of receipt of notice of the proposed sale to accept the offer (in whole or in part) to purchase the selling shareholder’s Common Stock subject to the proposed sale.

          The preferential purchase rights of Santa Bárbara and Totihue described above are applicable in the case of transfer of subscription rights of shareholders party to the Shareholders’ Agreement resulting from a capital increase, as well as in the case of issuance of capital stock in the event of a merger or split-off. The preferential purchase rights of Santa Bárbara and Totihue are not applicable to a transfer of Common Stock to certain persons, including subsidiaries in which the transferor controls 75% or more of such subsidiary’s capital stock, and direct ascendants and descendants of such transferor.

          The Shareholders’ Agreement is of indefinite duration and may be modified or terminated pursuant to a written agreement signed by the shareholders party to the Shareholders’ Agreement holding no less than 75% of the Common Stock subject to the Shareholders’ Agreement.

          According to information made available to the Company, at April 30, 2004, there were a total of 831,883 ADS outstanding representing 41,594,150 or 5.78% of the total shares of Common Stock of the Company at such date.

Related Party Transactions

          In the ordinary course of its business, the Company engages in transactions with its affiliates.  In addition, the Company has engaged in transactions with directors and executive officers of the Company.  The principal transactions with such related parties during the last three fiscal years are as follows:

          Viñedos Emiliana.  Viñedos Emiliana is a Chilean corporation (sociedad anónima abierta) which produces wines for export and domestic markets and is listed in the Chilean Exchanges.  Viñedos Emiliana was originally a subsidiary of the Company until 1986 when the Company distributed shares of Viñedos Emiliana to the Company’s then existing shareholders.  Although Viñedos Emiliana is a separate corporation, the Company and Viñedos Emiliana remain under common control.  Certain of the principal shareholders of the Company own directly and indirectly approximately 59.6% of Viñedos Emiliana’s outstanding capital stock and, additionally, the Company and Viñedos Emiliana have other common shareholders.  Viñedos Emiliana’s seven member Board of Directors includes one of the Company’s seven directors (Alfonso Larraín Santa María).  Viñedos Emiliana and the Company have various business dealings, the most significant of which are described below.

          The Company has a license from Viñedos Emiliana to use Viñedos Emiliana’s brand name in Chile.  The Company bottles (or packages in Tetra Brik containers) and sells in Chile for its own account a portion of its varietal wine production under Viñedos Emiliana’s labels.  The Company pays licensing fees to Viñedos Emiliana for the use of its labels.  Licensing fees are based on the Company’s gross revenues from sales of wines under Viñedos Emiliana’s labels.

          Viñedos Emiliana does not have its own bottling facilities.  Pursuant to a contract with Viñedos Emiliana, the Company bottles wine produced by Viñedos Emiliana.  This wine is sold by Viñedos Emiliana in export markets for its own account under Viñedos Emiliana’s labels.  The Company receives a per bottle fee for bottling services provided to Viñedos Emiliana.  This fee is for the same amount as the Company would charge to an unrelated wine producer for bottling services.  With the Company’s consent, Banfi, the Company’s exclusive distributor in the United States, also acts as the exclusive distributor for Viñedos Emiliana’s wines in the United States.  In April 2003, the Board approved the subscription of a new bottling contract between Concha y Toro and Viñedos Emiliana for an estimated amount of Ch$4,700 million for the first year.  This operation, according to the Directors’ Committee reflects market conditions.

          With the Company’s consent, Banfi, the Company’s exclusive distributor in the United States, also acts as the exclusive distributor for Viñedos Emiliana’s wines in the United States.

          In 2004, the Company recognized Ch$2,637 million in revenues from Viñedos Emiliana, or 1.4% of total revenues, including mainly revenues from sales in bottling fees and administrative services.  In 2004, the Company paid Viñedos Emiliana Ch$227 million in licensing fees.  The Company recognized revenues from Viñedos Emiliana of Ch$3,441 million in 2003 and Ch$3,736 million in 2002.  The Company paid Viñedos Emiliana Ch$375 million in 2003 and Ch$392 million in 2002 in licensing fees.

          From time to time, the Company engages in other transactions with Viñedos Emiliana, including purchases of wine in bulk at market prices, grapes and other raw materials. In 2004, 2003 and 2002 total purchases from Viñedos Emiliana totaled Ch$942 million, Ch$833 million and Ch$332 million, respectively.

          Frutícola.  Frutícola is the Company’s principal customer for fruit.  In 2004, 2003, and 2002, the Company sold Ch$149 million, Ch$304 million and Ch$377 million, respectively, of fruit to Frutícola for export. The Company also purchases grapes from Frutícola for vinification.  In 2004, 2003and 2002, the Company purchased Ch$287 million, Ch$200 million and Ch$218 million of grapes from Frutícola, respectively.  Frutícola is a Chilean corporation (sociedad anónima abierta) listed on the Chilean Exchanges.  Frutícola was formerly a subsidiary of the Company until 1986 when the Company distributed Frutícola shares to the Company’s then existing shareholders.

          The Company and Frutícola are under common control.  Two of the Company’s seven directors is a member of Frutícola’s seven-member Board of Directors (Rafael Guilisasti Gana and Pablo Guilisasti Gana).  Mr. Andrés Larraín Santa María, the Company’s Agricultural Manager, and Mr. Felipe Larraín Vial, son of the Company’s Chairman, are also directors of Frutícola.  Certain Principal Shareholders directly and indirectly own approximately 56.33%of the outstanding common stock of Frutícola.

          Industria Corchera.  In November of 2000, the Company acquired 49.6% of the capital stock of Industria Corchera through a direct purchase of shares from Quivolgo, Totihue and two investment companies controlled by a director of the Company.  Based on a prior economic valuation of Industria Corchera by PriceWaterhouse, the Company invested a total of US$6 million.  The purchase price will be paid in five annual installments with the last installment due in 2005.  As of December 2004, total owed related to the investment in Industria was Ch$839 million.  The liability is expressed in U.S. dollars and accrues interest at an annual interest rate of Libor - 1%.  In November 2002, with the acquisition of 4,818 shares, representing 0.24% of the capital stock of Industria Corchera, the Company increased its ownership in Industria Conchera to 49.84%.

          Industria Corchera is the primary cork supplier for the Company.  The Company purchased Ch$6,632 million, Ch$5,225 million and Ch$5,168 million of cork and other raw material from Industria in 2004, 2003 and 2002, respectively.  The Company believes that the price and terms it receives from Industria Corchera are equivalent to those available from its other cork suppliers.  Mr. Osvaldo Solar Venegas, the Company’s CFO and José Manasevich, Company Operating Manager are directors of Industria Corchera.

          Viña Almaviva.  Viña Almaviva is a 50-50% joint venture company between the Company and Baron Philippe de Rothschild.  The Company purchases from Almaviva used French oak barrels (used during one aging season) and the Almaviva wine that is sold in Chile through Distribuidora Peumo.  Total purchases from Almaviva in 2004, 2003, and 2002 were Ch$708 million, Ch$336 million and Ch$261 million, respectively.  In addition, the Company sells to Almaviva raw materials and services.  Sales to Almaviva totaled in 2004, 2003, and 2002, Ch$100 million, Ch$137 million and Ch$312 million, respectively.

          Related Transaction With Entities in Which the Directors and Executive Officers Have an Equity Interest.  The Company purchases small quantities of grapes, plants and other services from entities in which several of its directors, executive officers or members of their families have interests.  In 2004, 2003 and 2002, the Company purchased an aggregate of approximately Ch$685 million, Ch$637 million and Ch$481 million, respectively, of such goods and services from such entities.

          Other.  Article 89 of the Chilean Corporation Law requires that the Company’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market.  Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violation.  In addition, Article 44 of the Chilean Corporation Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the board of directors has been informed of such director’s interest and the terms of such transactions are similar to those prevailing in the market.  Chilean law requires that an interested director abstain from voting on such a transaction.  See “Item 10 — Directors” for further information relating to conflict of interest transactions.  Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholder’s meeting.  Violation of Article 44 may result in administrative or criminal sanctions and civil liability to the Company and shareholders or interested third parties who suffer losses as a result of such violation.  The Company believes that it has complied with the requirements of Article 89 and Article 44 in all transactions with related parties during fiscal year 2004.

For additional information concerning the Company’s transactions with affiliates and other related parties, see Note 6 to the Consolidated Financial Statements.

ITEM 8:	FINANCIAL INFORMATION

          See Item 18 — “Financial Statements” and the financial statements referred to therein for consolidated financial statements and other financial information.  For information on legal or arbitration proceedings, See Item 10 — “Additional Information — Legal Proceedings and Arbitration.”  For a discussion on the Company’s policy on dividend distributions, See Item 10 — “Additional Information — Policy on Dividend Distributions.”  For information regarding the total amount of export sales and the percent and amount of export sales in the total amount of sales, See Item 5 — “Operating and Financial Review and Prospects– Operating Results.”

ITEM 9:	THE OFFER AND LISTING

          Prior to the offerings of the ADS and the shares of Common Stock in October 1994, there was no public market for such securities in the United States.  The Common Stock is currently traded on the Chilean Exchanges.  In 2004, trading on the Santiago Stock Exchange accounted for approximately 81% of the trading volume of the Common Stock.  The ADS are listed on the New York Stock Exchange and trade under the symbol “VCO.”

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

Annual High and Low Closing Sale Prices

	Chilean Pesos Per Shares(2)		U.S. Dollars Per ADS (3)

Year Ended December	High	Low	High	Low

2000	452.0	370.0	43.50	35.00
2001	650.0	435.0	48.10	35.00
2002	500.0	410.0	38.30	28.05
2003	695.0	475.0	49.93	31.65
2004	880.0	474.99	75.25	39.86

Quarterly High and Low Closing Sale Prices

Year	Quarter	Share Volume (ooo) (1)	Chilean Pesos Per Shares(2)		U.S. Dollars Per ADS(3)

			High	Low	High	Low

2002
	1st Quarter	5,465.28	500.0	410.0	38.30	30.91
	2nd Quarter	14,878.88	483.0	438.0	36.15	32.85
	3rd Quarter	20,344.59	475.7	420.0	33.05	28.05
	4th Quarter	11,691.66	494.0	425.0	31.92	28.45
2003
	1st Quarter	7,412.88	500.0	475.0	34.40	31.65
	2nd Quarter	20,367.60	635.0	482.0	45.70	33.05
	3rd Quarter	9,741.89	695.0	600.0	49.30	43.69
	4th Quarter	16,085.98	640.0	505.0	49.93	42.20
2004
	1st Quarter	24,765.98	570.0	475.0	48.15	40.60
	2nd Quarter	18,197.35	630.0	515.0	49.10	39.86
	3rd Quarter	9,676.04	701.0	605.0	56.50	48.25
	4th Quarter	13,603.14	880.0	680.0	75.25	56.00
2005
	1st Quarter	16,713.19	920.0	780.0	78.25	67.25

Monthly  High and Low Closing Sale Prices

		Chilean Pesos Per Shares(2)		U.S. Dollars Per ADS(3)

Month Ended	Share Volume (000) (1)	High	Low	High	Low

December 2004	5,814.47	876.0	789.0	74.99	68.00
January 2005	7,444.90	840.0	780.0	72.50	67.25
February 2005	3,592.18	885.0	835.0	77.60	71.93
March 2005	5,676.12	920.0	880.0	78.25	74.89
April 2005	5,040.43	850.0	910.0	79.52	72.32
May 2005	8,042.00	900.1	836.0	79.49	72.00

(1)	Source: Santiago Stock Exchange.
(2)	Source: Santiago Stock Exchange. Chilean pesos per Share reflect nominal price at trade date.
(3)	Source: Monthly Report-The Bank of New York. Reflects actual high/low closing prices.

According to the Company’s records, as of April, 2005, there were 821 holders of record of the Common Stock.  Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.

ITEM 10:	ADDITIONAL INFORMATION

A. Legal and Arbitration Proceedings

          The Company is not involved in any litigation or arbitration proceedings which, if determined adversely to the Company, individually or in the aggregate, would have a material adverse effect on the Company and its subsidiaries taken as a whole, nor to the Company’s knowledge, are any such proceedings threatened.

B. Estatutos (By-Laws)

          The following is a summary of certain information regarding the Company’s By-Laws and provisions of Chilean law.  This summary is not complete.  For a complete overview of the provisions of the By-Laws discussed in this summary, you are encouraged to read the Company’s By-Laws, filed as Exhibit 1.1 to this Annual Report.

          Registration and corporate purposes.  The Company is a corporation (sociedad anónima abierta) organized by means of a public deed (escritura pública) dated December 31, 1921, the abstract of which was recorded on Page 1051, Number 875, of Santiago’s Registry of Commerce in 1922 and published in Chile’s Official Gazette on November 6, 1922. Its existence was approved by a Supreme Decree Number 1556, dated October 18, 1922. After corporate amendments were made, the Company’s public deed was recorded on Page 15,664, Number 12,447 of Santiago’s Registry of Commerce in 1999 and recorded at Chile’s Securities Registry of the Superintendency of Securities under No. 0043 on June, 14, 1982.  As set forth in Article 2 of the Company’s By-Laws, the purposes of the Company are:  the operation and marketing of the wine-making industry in all its forms and all its distinct phases, whether with its own stock or stock purchased from third parties; the operation of agricultural real estate owed by the Company or leased from third parties; and the carrying out of real estate investments including acquiring, transferring and constructing real estate, either with its own personnel or through third parties.

          Directors.  Under the Chilean Corporation Law, a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest (a conflicting interest transaction) without prior approval by the Board of Directors, and only if the terms of the conflicting interest transaction are similar to those of an arm’s length transaction.

          If the conflicting interest transaction involves a “material amount,” the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction.  A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of May 31, 2005, approximately US$59,960) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of May 31, 2005, approximately US$599,600) regardless of the size of the transaction.  If the Board of Directors believes that it is not possible to ascertain whether the conflicting interest transaction is similar to an arm’s length transaction, it may reject the conflicting interest transaction, or appoint independent advisors to make such a determination. If the Board appoints independent advisors, the report prepared by the advisors must be made available to the shareholders and the Board of Directors for 20 business days from the date the report was received from the independent advisors.

          The shareholders will be notified in writing of the receipt of the report. After this period the Board may approve or reject the subject transaction, but the Board is not required to follow the independent advisors’ conclusion. The Board may treat the conflicting interest transaction and the report as confidential information. Shareholders representing at least 5% of the voting shares of the Company may request the Board to call a shareholders’ meeting in order to approve or reject the conflicting interest transaction by a two-thirds majority of the outstanding voting shares.

          Interested directors are excluded from all decisions of the Board relating to the conflicting interest transaction. All decisions adopted by the Board in respect of the conflicting interest transaction must be reported in the following shareholders’ meeting. The controller of the corporation or the related party who intends to enter into the conflicting interest transaction shall make available to the Board of Directors, at the time the transaction is being considered by the Board, all information relating to the transaction filed with any non-Chilean regulatory entities or stock exchanges.  If a suit for damages arises from such a transaction, the defendant (i.e., one or more directors, the controller, a related party, or all of the foregoing) bears the burden of proof that the transaction was on terms equally or more beneficial to the corporation than an arm’s length transaction, unless the conflicting interest transaction had been previously approved by the shareholders.

          The amount of any director’s remuneration is established each year at the annual shareholders’ meeting.  Directors are not entitled to vote on any proposal relating to compensation for themselves or any member of the Board.

          Directors are forbidden from borrowing or otherwise making use of corporate money or assets for their own benefit, unless previously authorized by the Board of Directors. Directors are also prohibited from borrowing or otherwise making use of corporate money or assets for the benefit of companies in which such directors are either directors or owners of a 10% interest or more, unless previously authorized by the Board of Directors.  Directors who receive such loans are excluded from voting on that matter. However, shareholders’ authorization is not required if authorized by the Board of Directors. These rules can only be modified by law.

          It is not necessary to hold shares of the Company to be elected a director, and there is no age limit established for the retirement of directors.

          Rights, preferences and restrictions regarding shares.  At least thirty percent of the Company’s annual net income calculated in accordance with Chilean GAAP is required to be distributed in cash to the shareholders, unless the shareholders unanimously decide otherwise. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate By-Laws, by the vote of a majority of the voting stock issued), or to pay future dividends.

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

          The Company has only one class of shares and, therefore, there are no preferences or limitations on the voting rights of shareholders. Each shareholder is entitled to one vote per share. In shareholders’ meetings, determinations are generally made by a simple majority of shareholders entitled to vote. However, the Chilean Corporation Law provides that certain determinations require the vote of a two-thirds majority of the voting stock issued.

          The Company’s directors are elected every three years and their terms are not staggered. Chilean law does not permit cumulative voting. However, shareholders may accumulate their votes in favor of just one person or distribute their votes to more than one person. In addition, by unanimous agreement of the shareholders present and entitled to vote, the vote may be omitted and the election made by acclamation.

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

          The Chilean Corporation Law also provides shareholders with a right to withdraw from a corporation in certain situations. Unless there is an ongoing bankruptcy proceeding, if a shareholders’ meeting approves any of the following matters, dissenting shareholders will be automatically entitled to withdraw from the corporation upon payment by the corporation of the market value of their shares:

a)	conversion of the corporation into a different type of legal entity;

b)	merger of the corporation;

c)	disposition of 50% or more of the assets of the corporation, whether or not including the liabilities;

d)	guarantee of a third party’s liabilities with collateral exceeding 50% of the corporation’s assets;

e)

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

          The Company’s By-Laws do not provide for additional circumstances under which shareholders may withdraw.

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

          The Company’s By-Laws do not provide for additional conditions in connection with matters described in this subsection.

          Shareholders’ meetings.  Annual shareholders’ meetings are to be held during the months of January, February, March or April of each year. During the meetings, determinations are made relating to particular matters, which may or may not be specifically indicated in the notice of such meeting.  The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority (50% plus one) of the issued voting stock of the Company; if a quorum is not present at the first meeting, the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the voting stock represented. In that case, decisions will be made by the absolute majority of stock with voting rights present or otherwise represented. The following matters are specifically reserved for annual meetings:

a)

review of the state of the corporation and of the reports of internal and independent auditors, and the approval or rejection of the annual report, balance sheet, financial statements and records submitted by the officers or liquidators of the corporation;

b)	distribution of profits, including the distribution of dividends;

c)	election or revocation of regular and alternate Board members, liquidators and management supervisors; and

d)	determinations regarding compensation of the Board members;

e)	designation of a newspaper to publish the notice of meetings; and,

f)	in general, any other matter to be dealt with by the annual meeting relating to the Company and not specifically reserved to extraordinary shareholders’ meetings.

          Extraordinary shareholders’ meetings may be held at any time. During extraordinary meetings, determinations are made relating to any matter which Chilean law or the Company’s By-Laws reserve for consideration at such extraordinary meetings, which matters shall be expressly set forth in the relevant notice. Whenever in an extraordinary shareholders’ meeting determinations must be made relating to matters specifically reserved to annual meetings, the operation and decisions of such extraordinary meeting will follow the requirements applicable to annual meetings.

The following matters are specifically reserved for extraordinary meetings:

a)	dissolution of the corporation;

b)	transformation, merger or spin off of the corporation, and amendments to its By-Laws;

c)	issuance of bonds or debentures convertible into stock;

d)	transfer of corporate fixed assets and liabilities; and

e)	guarantees of third parties’ obligations, except when these third parties are affiliated companies (in which case approval of the Board of Directors will suffice).

          In addition to the above, annual and extraordinary shareholders’ meetings must be called by the Board of Directors in the following circumstances:

- when requested by shareholders representing at least 10% of issued stock; and

- when required by the Superintendency of Securities.

          Only holders of stock registered in the Record of Shareholders five days before the date of the pertinent meeting may participate with the right to speak and vote in shareholders’ meetings. Directors and officers other than shareholders may participate in shareholders’ meetings with the right to speak.

          Shareholders may be represented at meetings by other individuals, regardless of whether or not those persons are shareholders themselves. Representation must be conferred five days before the date of the relevant meeting, in writing, and for the total number of shares held by the shareholder.

          Limitations on the right to own securities.  The right to own any kind of property is guaranteed by the Chilean Constitution, and the Chilean Corporation Law does not contain any general limitation regarding the right to own securities.  There are, however, certain limitations on the right of foreigners to own securities of Chilean corporations, but only for certain special types of companies.  The Company’s securities are not restricted by these limitations, and the Company’s By-Laws do not contain restrictions or limitations in this respect.

          Takeover defenses. The Company’s By-Laws do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

          Ownership threshold.  The Company’s By-Laws do not contain any ownership threshold above which shareholder ownership must be disclosed.

          Changes in capital.  The By-Laws do not impose any conditions that are more stringent than those required by law for effecting changes in the capital of the Company.

C. Material Contracts

          Viña Almaviva.  On June 30, 1997, the Company entered into a joint venture with Baron Philippe de Rothschild S.A. (“BPR”), a French company, establishing Viña Almaviva S.A. (“Viña Almaviva,” formerly “Rothschild S.A.”) for the production of “Primer Orden” wines in Chile.  For a discussion of Viña Almaviva, see Item 4 – “Information on the Company—History and Development of the Company.”

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

          In connection with this acquisition, the Company and Amorim entered into a shareholders’ agreement establishing provisions, among others,  for the transfer of shares and other agreements in relation to the administration of Industria Corchera.  An English translation of the shareholders’ agreement between the Company and Amorim was filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000 and incorporated by reference herein.  The Company and Amorim jointly own 99.68% of the capital stock of Industria Corchera.

D. Policy on Dividend Distributions

          In accordance with Chilean law, the Company must distribute cash dividends equal to at least 30% of the Company’s annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of the shares, and unless and to the extent that the Company has accumulated losses.  If there is no net income in a given year, the Company may elect, but is not legally obligated, to distribute dividends out of retained earnings.  Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.  A U.S. holder of ADS may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash.

          The Company’s dividend policy approved at the general shareholders’ meeting is to distribute 40% of net earnings.  For fiscal year 2004, interim dividends Nos. 216, 217 and 218 of Ch$2.00 per share were paid on September 30, 2004, December 30, 2004 and March 31, 2005, respectively. A final dividend No. 219 of Ch$6.62 per share was paid on May 26, 2005 against the profits of the 2004 fiscal year. Total dividends disbursed against the profits of 2004 fiscal year were 40% of net earnings.

          For fiscal year 2005, the Board approved to pay three provisional dividends of Ch$2.50 per share, charged against the profits for fiscal year 2005. These will be paid on September 30, 2005, December 31, 2005 and March 31, 2006, while the remaining profits up to a limit of 40% of the earnings shall be disbursed in May 2006.

          The above detailed dividend policy is the Board’s intent; however, fulfillment thereof will be contingent on cash flows.  Consequently, at the annual shareholders’ meeting, the Board shall solicit shareholder approval to modify the amounts and payment dates should the necessity arise.

E. Exchange Controls

          The Central Bank of Chile is responsible for, among other things, monetary policies and control of foreign exchange transactions.

          The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of US$10,000);  (ii)  certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (i.e., payments regarding import and export transactions, etc.).

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

          The following is a summary of certain provisions that are contained in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to the Foreign Investment Contract and Chapter XXVI of the former Foreign Exchange Regulations, which were filed as Exhibits 2.2 and 4.4, respectively, to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.  Although Chapter XXVI of the former Foreign Exchange Regulations are no longer in force, their terms do apply to the Company through the Foreign Investment Contract.

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

          Cash Dividends and Other Distributions

          Cash dividends paid by the Company with respect to the ADS or shares of Common Stock held by a foreign holder will be subject to a 35% Chilean withholding tax (the “Withholding Tax”), which will be withheld and paid to the Chilean Treasury by the Company.  The Chilean tax system is integrated, thus a credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the “First-Category Tax”); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed.  From 1991 until 2001, the First-Category Tax rate was 15% resulting in an effective dividend withholding tax rate of approximately 23.52%.  For 2002, the First-Category Tax rate was 16% resulting in an effective dividend withholding tax rate of approximately 22.62% and for year 2003 the First-Category Tax rate was 16.5%.  Finally, for current year 2005 the First-Category Tax rate is 17%, resulting in an effective dividend withholding tax rate of approximately 21.69%.

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

100 - (First-Category Tax rate (17))

          Under Chilean income tax law, dividends generally are assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of First-Category Tax that was paid by the Company.  For years prior to 1991, the First-Category tax was 10%. Although this reduced First-Category Tax resulted in relatively greater amounts of distributable post-tax income for those years, the credit against the Withholding Tax for the First-Category Tax paid by the Company for those years will commensurably be diminished.  Distributions of profits made with retained profits of those years, therefore, resulted in an effective dividend withholding tax rate of approximately 27.8%.  Distributions of profits made with retained earnings of years 2001 and 2002, resulted or will result in an effective dividend withholding tax rate of approximately 23.52% and 22.62%, respectively. For year 2003 onwards the effective dividend withholding tax is approximately 21,69%.

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

          In case the requirements of Article 18 ter are not met and a capital gain is realized at the time of the sale of Common Stock, such capital gain, made either by a foreign holder or by Chilean resident holder, will be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either (i) the foreign holder has held the Common Stock for less than one year since exchanging ADS for the Common Stock, or (ii) the foreign holder acquired and disposed of the Common Stock in the ordinary course of its business or as a habitual trader of shares. In all other cases, gain on the disposition of Common Stock will exclusively be subject to the First-Category Tax (presently imposed at a rate of 17%), and no Withholding Tax will apply.

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

Interest Rate Risk

          The Company’s exposure to interest rate risk relates to its debt obligations.  As of December 31, 2004 and 2003 the Company’s total interest-bearing bank debt amounted to Ch$58,352 million and Ch$42,794 million respectively, of which, as of December 31, 2004, Ch$28,142 million is short term debt and Ch$30,211million is long term debt with maturities to 2010.

          Of total debt, approximately 90% was fixed-rate debt and 10% was variable-rate debt.  The Company’s floating-rate debt, which totaled Ch$5,701 million, was denominated in Euros, GBP and ARG$.  The Company has not used any type of financial instruments to minimize interest rate risk exposure but is considering hedging as a means to mitigate this risk.

          The fair market value of total bank debt at December 31, 2004 is approximately the value at which it is presented in the consolidated financial statements and, as noted above, consists primarily of fixed rate debt (Ch$52,651 million) with an average interest rate of 4.5% with maturities through 2010.

          The following table lists the cash flows related to interest payments, amortization of debt obligations and related interest rates by fiscal year maturing with respect to the Company’s debt obligations.  Interest rates disclosed represent the weighted average rates of the portfolio at year-end.

Interest Bearing Debt As of December 31, 2004
(in million of Ch$)
Expected Maturity Date

Short Term and Long-Term Bank Debt		Average Interest Rate	2005 Mn.Ch$	2006 Mn.Ch$	2007 Mn. Ch$	2008 Mn. Ch$	2009 and Thereafter Mn.Ch$	Total Mn.Ch$	Fair Value Long-Term Debt

Dollar	Fixed rate	2.77%	11,981	5,016	1,672	—	—	18,669	18,669
Ch$	Fixed rate	4.07%	6,796	—	1,000	4,500	3,500	15,796	15,796
Ch$(UF)	Fixed rate	3.20%	4,971	—	—	—	6,927	11,898	11,898
ARG$	Fixed rate	13.30%	1,527	4,571	191	—	—	6,288	6,288
Euro	Variable rate	3.16%	1,244	1,086	1,086	—	—	3,416	3,416
GBP	Variable rate	5.14%	1,349	268	—	—	—	1,617	1,617
ARG$	Variable rate	5.40%	274	394	—	—	—	668	668
Total			28,142	11,335	3,949	4,500	10,427	58,352	58,352

Leasing
UF	Fixed rate	5,70%	180	187	173	137	186	863	863
Total			180	187	173	137	186	863	863

Exchange Rate Risk

          The Company’s export sales are primarily denominated in U.S. dollars, except for certain export sales to Canada and Europe, where prices are denominated in Canadian dollars, Sterling Pounds and Euros.  Sales of the Company’s Argentine subsidiaries are denominated in Argentine pesos. During 2004 and 2003, 75.7% and 74.5%, respectively, of the Company’s total revenues were related to foreign currency.  As a result of these transactions, the Company’s financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products.

          In addition a proportion of the Argentine subsidiaries’ assets is valued in Argentine pesos and would therefore be affected by devaluation of the local currency.  Since 2004, the Company has purchased financial instruments that either eliminate or mitigate country risk.  In the income statements as of December 31, 2004 and 2003, the Company recognized Ch$274 million and Ch$521 million of losses from the conversion of the financial statements of the subsidiaries in Argentina and the depreciation of the Argentine peso.

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

          As of December 31, 2004, the Company held U.S. dollar forwards amounting to US$18.8 million, in Euros amounting EUR12.7 million, in Canadian dollar amounting CAD6.9 million and in sterling pounds for GBP8.4 million which expired during 2005.

          The following table lists the assets and liabilities that are subject to foreign exchange fluctuations.

Assets and Liabilities Subject to Foreign Exchange Fluctuation
As of December 31, 2004
(in million of Ch$)

	US$	Euro	GBP	CAD	ARG$

Cash	205	296	161	—	317
Accounts and Notes Receivable	21,970	8,003	6,656	2,451	2,522
Fixed Assets Argentina	11,300	—	39	—	—
Other Assets	2,920	—	237	167	6,032
Total Assets	36,395	8,299	7,093	2,618	8,870

Current Liabilities	18,580	2,835	3,705	447	3,610
Long-Term Liabilities	6,689	2,172	268	—	5,156
Forwards	10,479	9,654	8,662	3,173	—
Total Liabilities	35,748	14,661	12,635	3,620	8,765

Exchange Rate	557.4	760.1	1,037.4	463.2	187.7

Commodity Price Risk

          The Company relies on outside vineyards for supplies of grapes and bulk wine.  Grapes purchased from outside vineyards are subject to fluctuation in price and quality and generally cost more than grapes from the Company’s vineyards.

          In 2004 and 2003, approximately 75% and 70%, respectively, of the grapes used in the production of its premium, varietal, varietal blends and sparkling wines was purchased by the Company from independent growers in Chile.  Additionally, in 2004, the Company purchased the grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company.  Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations.

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

          The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this annual report as contemplated by Securities Exchange Act Rule 13a-15.  Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures of the Company were effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported.

          The procedures associated with our internal controls are designed to provide reasonable assurance that our transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported.  However, through the same design and evaluation period of the disclosure controls and procedures, the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, recognize that there are inherent limitations to the effectiveness of any internal control system regardless of how well it is designed and operated.  In such a way, our internal control system can provide only a reasonable assurance of achieving the desired control objectives.

          There were no significant changes in the Company’s internal controls or other factors that could significantly and negatively affect internal controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses in our internal controls and procedures requiring corrective actions.

ITEM 16.A:	AUDIT COMMITTEE FINANCIAL EXPERT

          We currently do not have an audit committee financial expert serving on the Directors’ Committee, which performs the functions of an audit committee.  Under Chilean law, the Company is not required to have an audit committee financial expert (within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002) serving on its audit committee.  However, pursuant to Chilean regulations, we have a directors’ committee with duties and responsibilities that are similar to those of an audit committee.  See “Item 6. Directors, Senior Management and Employees.”  The board of directors believes that the Directors’ Committee has the necessary financial expertise and experience to perform its functions.

ITEM 16.B:	CODE OF ETHICS

          As of June 2004, the Company has disclosed its code of ethics to reflect SEC rules and other proposed regulations that were adopted by our board of directors, officers and employees. All of our officers and employees accepted the provisions of the code of ethics, which governs the actions of everyone who works for the Company, including the employees of our subsidiaries. Our code of ethics deals primarily with the following issues:

•	Duties of managers and personnel;
•	Conflict of interests;

•	Use of property and information;
•	Privileged information;
•	Independence;
•	Communications and certificates,
•	Fair behavior;
•	Compliance with environment, health and safety laws and regulations.

          A copy of our code of ethics is available on our website (www.conchaytoro.com).

ITEM 16.C:	PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

          Deloitte & Touche, Sociedad de Auditores y Consultores, Ltds. acted as our independent auditor for fiscal year ended December 31, 2004 and 2003.  Fees for professional services in each of the last two fiscal years, in each of the following categories are:

	2004 Th.Ch$	2003 Th.Ch$

Audit Fees	52,183	8,672
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	142	—
Total	52,325	8,672

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

Name: EDUARDO GUILISASTI G.
Title: Gerente General/
General Manager
(Chief Executive Officer)

Date:	June 30, 2005

By:	/s/ OSVALDO SOLAR V

Name: OSVALDO SOLAR V.
Title: Gerente de Administración y Finanzas/
Administration and Financial Manager
(Chief Financial Officer)

Date:	June 30, 2005

EXHIBIT INDEX

Exhibit Number

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

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

2

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
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
     Viña Concha y Toro S.A.

We have audited the accompanying consolidated balance sheets of Viña Concha y Toro S.A. and subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America.  The application of the latter would have affected the determination of shareholders’ equity as of December 31, 2003 and 2004 and the determination of net income for the years then ended, to the extent summarized in Note 37.

Our audit also comprehended the translation of constant Chilean peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.x). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

As discussed in Note 3 to the financial statements, in 2004 Viña Concha y Toro S.A. and subsidiaries adopted Technical Bulletin No. 72 of the Chilean Association of Accountants, which prescribes the accounting treatment for business combinations.

Santiago, Chile
June 22, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Viña Concha y Toro S.A.:

We have audited the accompanying consolidated statements of income, changes in shareholders’ equity, and cash flows of Viña Concha y Toro S.A. and subsidiaries (the “Company”) for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Viña Concha y Toro S.A. and subsidiaries for the year ended December 31, 2002, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from U.S. generally accepted accounting principles (see Note 37 to the consolidated financial statements).

ERNST & YOUNG LIMITADA Santiago, Chile February 21, 2003 (except for Note 37, for which the date is May 30, 2003)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004 and thousands of US dollars)

		As of December 31,

	Note	2003	2004	2004

		ThCh$	ThCh$	ThUS$
				Note 2(y)
ASSETS
Current assets:
Cash		2,494,506	1,798,860	3,227
Accounts receivable, net	5	39,729,016	49,663,584	89,099
Notes receivable, net	5	2,385,585	2,352,481	4,220
Other accounts receivable	5	1,166,030	1,416,563	2,541
Amounts due from related companies	6	504,452	363,336	652
Inventories, net	7	42,783,545	52,731,811	94,603
Income taxes recoverable	8	3,624,977	3,954,403	7,094
Prepaid expenses	34	7,345,316	9,174,342	16,459
Deferred income taxes	8	1,154,220	1,121,461	2,012
Other current assets	9	1,700,033	852,073	1,530

Total current assets		102,887,680	123,428,914	221,437

Property, plant and equipment:	10
Land		19,490,485	25,036,542	44,917
Buildings and infrastructure		93,115,183	106,081,473	190,315
Machinery and equipment		34,067,155	37,348,172	67,004
Other fixed assets		10,577,068	10,419,843	18,694
Revaluation from fixed asset technical appraisal		3,618,741	3,402,596	6,104
Less: Accumulated depreciation		(48,155,416)	(56,758,298)	(101,827)

Total Property, plant and equipment, net		112,713,216	125,530,328	225,207

Other assets:
Investments in related companies	11	5,885,943	6,187,646	11,101
Investments in other companies	12	282,115	294,320	528
Goodwill, net	13	1,185,907	1,104,691	1,982
Long-term accounts receivable	5	7,251	—	—
Intangibles	14	1,051,148	1,459,117	2,618
Accumulated amortization	14	(187,264)	(269,655)	(484)
Other assets	15	6,150	403,830	724

Total other assets		8,231,250	9,179,949	16,469

Total assets		223,832,146	258,139,191	463,113

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004 and thousands of US dollars)

		As of December 31,

	Note	2003	2004	2004

		ThCh$	ThCh$	ThUS$
				Note 2(y)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt due to banks and financial institutions	16	14,392,355	15,014,024	26,936
Current portion of long-term debt due to banks and financial institutions	16	8,875,849	13,127,497	23,551
Long-term liabilities with maturities within one year		507,594	283,512	509
Dividends payable		1,264,129	1,448,301	2,598
Accounts payable		12,188,990	14,371,234	25,783
Notes payable		1,390,959	1,239,662	2,224
Other payables		1,019,694	1,876,443	3,366
Amounts payable to related companies	6	2,593,474	2,928,655	5,254
Accrued expenses	20	12,020,071	12,412,392	22,268
Withholdings		2,103,488	2,333,091	4,186
Income taxes payable	8	—	573,893	1,030
Deferred revenue		48,299	106,819	192
Other current liabilities	17	14,639	162,983	292

Total current liabilities		56,419,541	65,878,506	118,189

Long-term liabilities:
Due to banks and financial institutions	18	19,525,697	30,211,231	54,200
Miscellaneous payables		911,114	747,952	1,342
Amounts payable to related companies	6	912,968	—	—
Accrued expenses	20-21	610,276	670,456	1,203
Deferred income taxes	8	3,758,645	4,586,330	8,228

Total long-term liabilities		25,718,700	36,215,969	64,973

Commitments and contingencies	29
Minority interest	22	76,551	9,377	17

Shareholders’ equity:
Paid-in capital, no par value, 719,170,735 shares issued and outstanding as of 2003 and 2004	23	43,173,373	43,173,373	77,455
Additional paid-in capital – share premium	23	5,037,774	5,037,774	9,038
Other reserves	23	6,949,539	6,942,891	12,456
Reserve for future dividends	23	71,141,414	82,594,002	148,177
Net income for the year	23	19,048,402	22,689,487	40,706
Less: Provisional Dividends	23	(3,733,148)	(4,402,188)	(7,898)

Total shareholders’ equity		141,617,354	156,035,339	279,934

Total liabilities and shareholders’ equity		223,832,146	258,139,191	463,113

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004 and thousands of US dollars)

		Year ended December 31,

	Note	2002	2003	2004	2004

		ThCh$	ThCh$	ThCh$	ThUS$
					Note 2(y)
Operating income:
Sales	35	132,843,831	157,446,695	188,207,227	337,652
Cost of sales		(81,007,201)	(96,691,718)	(116,091,246)	(208,273)

Gross profit		51,836,630	60,754,977	72,115,981	129,379
Administrative and selling expenses		(30,603,856)	(38,140,613)	(41,695,102)	(74,803)

Operating income		21,232,774	22,614,364	30,420,879	54,576

Non-operating income and expenses:
Interest income		112,037	41,376	49,936	91
Equity participation in net income of related companies	11	787,865	941,552	384,152	689
Other non-operating income	24	1,817,043	400,013	306,717	550
Goodwill amortization	13	(84,300)	(81,216)	(81,216)	(146)
Interest expense		(1,125,086)	(906,011)	(1,738,077)	(3,118)
Other non-operating expenses	24	(192,119)	(1,039,896)	(396,159)	(711)
Price-level restatement, net	25	(267,221)	(231,470)	30,538	55
Foreign exchange gains (losses), net	26	(2,299,438)	766,347	(1,458,007)	(2,616)

Non-operating expenses, net		(1,251,219)	(109,305)	(2,902,116)	(5,206)

Income before income taxes and minority interest		19,981,555	22,505,059	27,518,763	49,370
Income taxes	8	(3,083,655)	(3,451,819)	(4,839,774)	(8,683)

Income before minority interest		16,897,900	19,053,240	22,678,989	40,687
Minority interest	20	(10,889)	(4,838)	3,763	7

Income before amortization of negative goodwill		16,887,011	19,048,402	22,682,752	40,694

Negative goodwill		—	—	6,735	12

Net income for the year		16,887,011	19,048,402	22,689,487	40,706

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004 and thousands of US dollars)

	Paid-in Capital	Additional paid-in capital	Other Reserves	Reserves for future dividends	Provisional Dividends	Net income for the year	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2002	40,488,670	4,724,505	8,395,994	49,387,125	(3,093,010)	13,228,711	113,131,995
2001 net income distribution	—	—		10,135,701	3,093,010	(13,228,711)	—
Dividends declared	—	—		(2,272,579)	—	—	(2,272,579)
Foreign currency translation adjustment	—	—	415,972	—	—	—	415,972
Price-level restatement	1,214,661	141,735	251,880	1,722,052	(90,615)	—	3,239,713
Net income for the year	—	—	—	—		16,312,013	16,312,013
Interim Dividends	—	—	—	—	(3,236,268)	—	(3,236,268)

Balance as of December 31, 2002	41,703,331	4,866,240	9,063,846	58,972,299	(3,326,883)	16,312,013	127,590,846
Balance as of December 31, 2002 restated to constant Chilean Pesos as of December 31, 2004	43,173,373	5,037,775	9,383,345	61,051,073	(3,444,156)	16,887,011	132,088,421

Balance as of January 1, 2003	41,703,331	4,866,240	9,063,846	58,972,299	(3,326,883)	16,312,013	127,590,845
2002 net income distribution	—	—	—	12,985,130	3,326,883	(16,312,013)	—
Dividends declared	—	—	—	(3,293,802)	—	—	(3,293,802)
Foreign currency translation adjustment	—	—	(2,374,446)	—	—	—	(2,374,446)
Price-level restatement	417,033	48,662	90,638	742,631	25,674	—	1,324,638
Net income for the year	—	—	—	—	—	18,583,807	18,583,807
Interim Dividends	—	—	—	—	(3,667,770)	—	(3,667,770)

Balances as of December 31, 2003	42,120,364	4,914,902	6,780,038	69,406,258	(3,642,096)	18,583,807	138,163,273
Balance as of December 31, 2003 restated to constant Chilean Pesos as of December 31, 2004	43,173,373	5,037,774	6,949,539	71,141,414	(3,733,148)	19,048,402	141,617,354

Balance as of January 1, 2004	42,120,364	4,914,902	6,780,038	69,406,258	(3,642,096)	18,583,807	138,163,273
2003 net income distribution	—	—	—	14,941,711	3,642,096	(18,583,807)	—
Dividends declared	—	—	—	(3,768,455)	—	—	(3,768,455)
Foreign currency translation adjustment	—	—	(6,648)	—	—	—	(6,648)
Price-level restatement	1,053,009	122,872	169,501	2,014,488	(87,164)	—	3,272,706
Net income for the year	—	—	—	—	—	22,689,487	22,689,487
Interim Dividends	—	—	—	—	(4,315,024)	—	(4,315,024)

Balances as of December 31, 2004	43,173,373	5,037,774	6,942,891	82,594,002	(4,402,188)	22,689,487	156,035,339

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004 and thousands of US dollars)

	Year Ended December 31

	2002	2003	2004	2004

	ThCh$	ThCh$	ThCh$	ThUS$
				Note 2(y)
Cash flows from operating activities:
Received from customers	191,567,542	162,330,054	198,714,514	356,503
Interest received	57,183	81,362	620,930	1,114
Dividends and other distributions received	11,424	19,483	93,961	169
Other income received	1,544,088	8,156,753	11,647,771	20,896
Payments to suppliers and personnel	(167,380,484)	(143,699,495)	(184,929,873)	(331,772)
Interest paid	(1,372,668)	(627,618)	(1,727,360)	(3,099)
Income taxes paid	(2,644,661)	(3,922,558)	(3,334,852)	(5,983)
Payment of other expenses	(985,036)	(259,757)	(544,958)	(978)
V.A.T. and others taxes paid	(1,015,689)	(6,050,654)	(6,810,669)	(12,219)

Net cash provided by operating activities	19,781,699	16,027,570	13,729,464	24,631

Cash flows from financing activities:
Bank financing	23,184,673	29,164,871	63,709,935	114,298
Dividends paid	(5,600,922)	(6,969,695)	(8,011,763)	(14,373)
Payment of bank financing	(30,505,462)	(20,313,867)	(45,590,893)	(81,792)
Payment of loans obtained from related companies	(620,985)	(685,251)	—	—

Net cash provided by (used in) financing activities	(13,542,696)	1,196,058	10,107,279	18,133

Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	1,558,695	228,799	60,162	108
Additions to property, plant and equipment	(5,758,540)	(17,460,760)	(23,491,530)	(42,145)
Payment of capitalized interest	(475,236)	(59,108)	—	—
Permanent investments	(562,762)	(549,222)	(1,015,291)	(1,821)
Other investment income	—	69,683	—	—
Other investment disbursements	(382,022)	(69,754)	(5,143)	(9)

Net cash used in investing activities	(5,619,865)	(17,840,362)	(24,451,802)	(43,867)

Positive (negative) net cash flow for the year	619,138	(616,734)	(615,059)	(1,103)
Effect of price-level restatement on cash and cash equivalents	127,470	(490,886)	(80,587)	(145)

Net increase (decrease) in cash and cash equivalents	746,608	(1,107,620)	(695,646)	(1,248)
Cash and cash equivalents beginning of year	2,855,518	3,602,126	2,494,506	4,475

Cash and cash equivalents end of year	3,602,126	2,494,506	1,798,860	3,227

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004 and thousands of US dollars)

	Year Ended December 31

	2002	2003	2004	2004

	ThCh$	ThCh$	ThCh$	ThUS$
				Note 2(y)
Reconciliation of net income to net cash provided by operating activities:
Net income for the year	16,887,011	19,048,402	22,689,487	40,706
Net gain on sales of property, plant and equipment	(1,460,869)	(260,483)	(39,036)	(70)
Charges (credits) to income which do not represent cash flows:
Depreciation	5,822,183	7,413,709	8,382,484	15,039
Amortization of intangibles	55,051	67,335	68,695	123
Provisions and write-offs	1,151,045	1,561,860	2,276,145	4,084
Equity participation in income of related companies	(787,865)	(941,552)	(384,152)	(689)
Amortization of goodwill	84,300	81,216	81,216	146
Amortization of negative goodwill	—	—	(6,735)	(12)
Price-level restatement, net	267,221	231,471	(30,538)	(55)
Foreign currency translation, net	2,299,438	(766,346)	1,458,004	2,616
Other credits to income which do not represent cash flows	(799,696)	(28,435)	—	—
Other charges to income which do not represent cash flows	4,946,736	12,103	353,523	634
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(5,757,336)	105,962	(10,044,736)	(18,021)
Increase in inventory	(1,611,468)	(7,439,636)	(11,265,876)	(20,211)
Decrease (increase) in other current assets	(554,595)	(2,685,938)	(3,063,038)	(5,495)
Changes in liabilities which affect cash flows:
Increase (decrease) in accounts payable associated with operating results	(1,750,737)	(1,289,170)	1,435,098	2,574
Increase (decrease) in interest payable	(220,917)	234,003	249,680	448
Increase (decrease) in income tax payable	(815,325)	(654,981)	800,926	1,437
Increase in other accounts payable associated with non- operating results	2,237,508	864,785	542,477	973
Net increase in value added tax and other accounts payable	(220,875)	468,427	229,603	412
Gain (loss) attributable to minority interest	10,889	4,838	(3,763)	(7)

Net cash flows provided by operating activities	19,781,699	16,027,570	13,729,464	24,631

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 1 - Registration of Securities

Viña Concha y Toro S.A. is a corporation organized under the laws of the Republic of Chile registered under No. 0043 of the Chilean Superintendency of Securities and Insurance and in the New York Stock Exchange (“NYSE”) and is therefore subject to the supervision of the Chilean Superintendency of Securities and Insurance (“SVS”) and the Securities and Exchange Commission (“SEC”) of the United States of America. The Company is a producer and exporter of wines in Chile. It is a vertically integrated company that is involved at every stage of the production and marketing of wine. It manages its own vineyards, vinification and bottling plants and has an extensive distribution network for wines.

Note 2 - Summary of Significant Accounting Policies

a)	Periods covered

These financial statements reflect the Company’s financial position as of December 31, 2003 and 2004, and the results of its operations, the changes in its shareholders’ equity, and its cash flows for the years ended December 31, 2002, 2003, and 2004, respectively.

b)	Basis for consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile and the accounting regulations of the SVS (collectively “Chilean GAAP”).  Should any discrepancy exist between generally accepted accounting principles and the regulations issued by the Chilean SVS the latter shall prevail.  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of Viña Concha y Toro S.A. (the “Parent Company”) and subsidiaries.  The Parent Company and its subsidiaries are referred to as the “Company”. All intercompany balances and transactions have been eliminated in consolidation.  In addition, the participation of minority shareholders has been recognized and shown as minority interest.

The consolidated financial statements for the years 2002, 2003 and 2004 include the following subsidiaries:

	Ownership interest As of December 31,

	2002-2003			2004

Company	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %

Comercial Peumo Ltda.	0.00	100.00	100.00	0.00	100.00	100.00
Sociedad Exportadora y Comercial Oneworldwine Ltda.	99.00	0.00	99.00	99.00	0.00	99.00
Sociedad Exportadora y Comercial Viña Maipo Ltda.	0.00	100.00	100.00	0.00	100.00	100.00
Transportes Viconto Ltda.	0.00	100.00	100.00	0.00	100.00	100.00
Viña Cono Sur S.A.	0.00	100.00	100.00	0.00	100.00	100.00
Trivento Bodegas y Viñedos S.A.	0.00	100.00	100.00	0.00	100.00	100.00
Distribuidora Peumo Argentina S.A.	0.00	100.00	100.00	0.00	100.00	100.00
Concha y Toro UK Limited	99.00	1.00	100.00	99.00	1.00	100.00
Villa Alegre S.A.	0.00	75.00	75.00	0.00	100.00	100.00
Conosur Europe Limited	0.00	0.00	0.00	0.00	100.00	100.00
Inversiones Concha y Toro S.A.	99.98	0.02	100.00	99.98	0.02	100.00
VCT Internacional S.A.	0.00	100.00	100.00	0.00	100.00	100.00

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

In September, 2004, the subsidiaries Inversiones Concha y Toro S.A. and Sociedad Exportadora y Comercial Oneworldwines Ltda. acquired 25% of the shares of Villa Alegre A.S. in exchange for ThCh$56,000 in cash, with which Viña Concha y Toro S.A. became the indirect controller of 100% of this company.  The purchase of this 25% generated negative goodwill of ThCh$6,735 which was recognized in income immediately.

c)	Translation of foreign currency financial statements

Financial statements of consolidated foreign subsidiaries have been converted into Chilean pesos in accordance with Technical Bulletin No. 64, “Accounting for Investments Abroad” (“BT 64”), of the Chilean Association of Accountants, as follows:

Financial statements of foreign operations with the Chilean peso as the functional currency are those whose activities are considered an extension of the Chilean operations, and are remeasurement as follows:

•	Monetary assets and liabilities are translated at the year-end exchange rate.
•

Non-monetary items, primarily property, plant and equipment and shareholders’ equity, are measured using historical exchange rates in effect at the time of the transactions adjusted by changes in the Chilean CPI during the year.

•

The statement of operations is translated into Chilean pesos at the average exchange rate of the month in which the transactions occur, except for those expenses related to assets and liabilities that have been measured at historical exchange rates.

•	Exchange differences resulting from the above translation are recorded in the statement of operations.

Financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean operations, or which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are measured using the US dollar as the functional currency and then translated into Chilean pesos at the year end exchange rate. Measurement into US dollars is performed as follows:

•	Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.
•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the US dollar and the local currency.
•

Income and expense accounts are translated at the average exchange rate of the month in which the transactions occur, except for those expenses related to assets and liabilities that have been measured at historical exchange rates.

•	Any exchange differences are included in the results of operations for the period.

On the Parent Company’s books, price-level restatements based on Chilean inflation are applied to the beginning balance of the investment account and then the participation in the net income of the subsidiary (determined as described above) is recorded. The Parent Company then compares this value to its participation in the equity of the investee as measured in US dollars and translated into Chilean pesos. The difference is recorded as an adjustment to the investment account with a corresponding adjustment to the foreign currency translation account in shareholders’ equity.

d)	Price-level restatement

The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are stated in terms of the general purchasing power of the Chilean peso using changes in the Chilean consumer price index (CPI) as follows:

•	Non-monetary assets, liabilities, and shareholders’ equity accounts are restated in terms of year-end purchasing power.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

•	Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.
•

The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

•

All the accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power of December 31, 2004 (“constant pesos”) applied under the “prior month rule”, as described below, to reflect changes in the CPI from the financial statement dates to December 31, 2004. This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

The values of the Chilean CPI used for price-level restatement purposes are as follows:

	December 31,

Year	Index *	Change in index

2001	110.10	—
2002	113.40	3.0%
2003	114.44	1.0%
2004	117.28	2.5%

* Index as of November 30 of each year, under prior month rule described above

The price-level restated consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

Assets and liabilities denominated in “unidades de fomento” (UF - an inflation- indexed, Chilean peso-denominated monetary unit) are presented in Chilean pesos at the following year-end rates (stated in Chilean pesos per foreign currency):

	At December 31

	2002	2003	2004

	Ch$	Ch$	Ch$
UF	16,744.12	16,920.00	17,317.05

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

e)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies are presented in Chilean pesos at the exchange rate at the end of each year published by the Central Bank of Chile. The detail of exchange rates for foreign currencies is as follows:

	As of December 31,

	2002	2003	2004

	Ch$	Ch$	Ch$
U.S. dollar	718.61	593.80	557.40
Canadian dollar	455.62	459.53	463.19
Argentine peso	213.24	202.32	187.65
Euros	752.55	744.95	760.13
Australian dollar	404.78	444.46	433.77
British pounds	1,152.91	1,056.21	1,073.37
Swedish Krone	82.19	81.93	84.26
Japanese yen	6.07	5.55	5.41

f)	Time deposits

Time deposits are presented price-level restated principal plus accrued interest. The original maturity dates are less than 90 days.

g)	Inventories

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

g)	Inventories, continued

Finished goods and in-process wine inventories are stated at cost plus price level restatement.  Finished goods and in process wine inventories include the cost of purchased grapes and agricultural costs, including overhead for the production of grapes, as well as all direct and indirect costs associated with the wine-making process, including the bottling process.

The Company records a provision for obsolescence based on inventory turnover and/or the evaluation of inventory use.

h)	Prepaid expenses

Prepaid expenses include prepaid rent, prepaid insurance, deferred harvest costs and other prepaid expenses.  Deferred harvest costs consist of direct material, labor, and an allocation of indirect costs for incurred for the period April/May through December which relate to the harvest of April/May of the following year. h.  These costs are charged to the cost of wine once the harvest is completed in the following period.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

i)	Property, plant and equipment

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

In accordance with Chilean GAAP, the Company has evaluated the recovery of the value of its investments abroad (Argentina) in consideration of the guidelines established in Technical Bulletins Nos. 33 and 72 issued by the Chilean Association of Accountants.  As a result of this evaluation, no impairment adjustments were recorded.

j)	Leased assets

Assets acquired through lease agreements that are classified as capital leases are recorded at the present value of future minimum lease payments, which is calculated by discounting regular installments and any related purchase option at the interest rate implied or stated in the respective agreement.  Lease payables are recorded net of unaccrued future interest in the short and long-term portion.

k)	Depreciation

Depreciation is calculated according to the straight-line method based on the estimated useful lives of the different classes of assets, and includes depreciation pertaining to fixed asset technical appraisals.

l)	Intangible assets

Intangible assets represent rights or privileges acquired that will benefit the Company’s operations beyond the period in which they were acquired.  These refer primarily to water rights and industrial brand name rights, which are amortized over 20 and 10-year periods, respectively.  These assets are presented at restated cost and include other acquisition related costs, except for the cost of financing.

m)	Investments in related companies

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

Increases in investments in related companies for 2004 have been valued in accordance with Technical Bulletin No. 72 of the Chilean Association of Accountants.

n)	Investments in other companies

Investments in equity shares traded in the Chilean Stock Market in which the Company cannot exercise significant influence are valued at the lower of restated cost and quoted market value of the portfolio at the date of the financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

o)	Goodwill

Goodwill represents the excess of the acquisition cost of shares of related companies over the book value of these investments at the date of the acquisition.  These differences are amortized over 5 to 20 years, using the straight-line method.  Goodwill for acquisitions that occurred after December 31, 2003 have been recorded in accordance with Technical Bulletin No. 72 of the Chilean Association of Accountants.

p)	Income and deferred taxes

The Company determines and records its income taxes on an accrual basis based on the net taxable income in conformity with current Chilean tax regulations.

Deferred income taxes are recorded in accordance with Technical Bulletin No. 60 and the complementary technical bulletins thereto Nos. 68, 69, 71 and 73 issued by the Chilean Association of Accountants. Deferred taxes are recorded based on the total amount of temporary differences between the book and tax basis of assets and liabilities.  The effects on deferred taxes generated by the absorption of tax losses against current year taxable income are recorded against deferred tax expense in the associated year.

q)	Staff severance indemnities

Severance benefits payable to employees are stated at the present value of the projected obligation attributable to each employee for his/her accumulated years of service.  The liability considers an annual discount rate of 6.00% and an average remaining service period of 11 years.

r)	Vacations

The cost of employees’ vacations is recorded on an accrual basis.

s)	Statement of cash flows

The Company prepares the statement of cash flows using the direct method.  The Company classifies as cash equivalents all highly liquid investments purchased with a maturity date of three months or less.  Cash flows provided by operating activities include all cash flows related to the Company, also including interest paid, financial income and, in general, all cash flows which are not defined as being part of investing or financial activities. It should be noted that the concept of operations applied in the preparation of this statement is broader than that used in the statement of income.

t)	Revenue recognition

The Company recognizes revenues from sales of its goods when delivery has occurred, and when collectibility is reasonably assured.

u)	Derivative contracts

The Company has foreign exchange forward contracts that have been designated as hedge instruments against variations in the foreign exchange rate of specific items, and are recorded in accordance with Technical Bulletin No. 57 issued by the Chilean Association of Accountants.

v)	Computer software

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

w)	Allowance for doubtful accounts

The Company and its subsidiaries have recorded allowances for doubtful accounts based on a case-by-case assessment of debtors, reserving for buckets whose overdue balance exceeds six months.  In addition, the Company considers its historical experience with write-offs, which have not been significant.

x)	Convenience translation to U.S. dollars

The Company maintains its accounting records and prepares its financial statements in Chilean pesos.  The United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2004 closing exchange Ch$557.40 per US$1.  This translation should not be construed as a representation that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars at this or any other rate.

Note 3 - Changes in Accounting Principles

Effective on January 1, 2004 the Company adopted Technical Bulletin No. 72 of the Chilean Association of Accountants which modified the rules of accounting for business combinations and equity-method investees.  Prior to January 1, 2004, investments in other companies in which the Company owned from 10% to 50% of common stock on a consolidated basis were recorded under the equity method of accounting.  As of the adoption date, the Technical Bulletin changed the accounting treatment for investments in which an entity owns more than 10% and less than 20% of common stock.  Investments that meet these criteria are accounted for at acquisition cost, restated for price-level changes or foreign currency and are no longer recorded under the equity method of accounting.   The new cost basis of the investments in these companies at January 1, 2004 was determined at their December 31, 2003 book values equal to their equity method value including the unamortized goodwill balance.  Furthermore, business combinations executed after the date of adoption are accounted for using the purchase method of accounting., recognizing the excess of cost over the fair value of assets acquired and liabilities assumed as goodwill.  All goodwill (whether recorded prior to or upon adoption of Technical Bulletin No. 72) continues to be amortized and is tested for impairment when a change in circumstances indicates that it may not be recoverable.  The adoption of Technical Bulletin No. 72 did not have a material effect on the financial statements of the Company for the year ended December 31, 2004.

Note 4 – Investments in Debt and Equity Securities

There were no marketable securities as of December 31, 2004 and 2003.  The Company holds certain equity securities which have been classified as long-term investments; see Note 12.

Note 5 - Short-term Receivables

Short-term

Trade accounts receivable:

	As of December 31,

Description	2003		2004

	ThCh$	%	ThCh$	%
Trade accounts receivable – export sales, net	31,047,717	78.15	39,970,032	80.48%
Trade accounts receivable – domestic sales, net	8,681,299	21.85	9,693,552	19.52%

Total trade accounts receivable, net	39,729,016	100.00	49,663,584	100.00

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Notes Receivable:

	As of December 31,

Description	2003	2004

	ThCh$	ThCh$
Postdated checks, net	1,606,885	1,858,779
Notes receivable, net	2,304	597
Notes receivable denominated in foreign currencies	776,396	493,105

Total notes receivable, net	2,385,585	2,352,481

Note 5 - Short-term Receivables, continued

Other Accounts Receivable:

	As of December 31,

Description	2003	2004

	ThCh$	ThCh$
Receivable from employees	326,635	281,105
Reimbursable amounts	168,131	91,300
Other accounts receivable	671,264	1,044,158

Total other accounts receivable	1,166,030	1,416,563

Maturities of short-term receivables are as follows:

	Up to 90 Days		More than 90 days up to 1 year		Total

	2003	2004	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivable	38,771,669	46,402,717	1,032,904	3,572,481	39,804,573	49,975,198
Allowance for doubtful accounts	—	—	—	—	(75,557)	(311,614)

Trade accounts receivable, net					39,729,016	49,663,584
Notes receivable	2,448,080	2,398,168	2,297	17,016	2,450,377	2,415,184
Allowance for doubtful accounts	—	—	—	—	(64,792)	(62,703)

Notes receivable, net					2,385,585	2,352,481
Other accounts receivable	1,338,782	1,519,218	—	—	1,338,782	1,519,218
Allowance for doubtful accounts	—		—	—	(172,752)	(102,655)

Other accounts receivable, net			—	—	1,166,030	1,416,563

Long-term accounts receivable	—		—	—	7,251	—

Note 6 - Balances and Transactions with Related Parties

Balances and transactions with related parties represent all those transactions realized with affiliates or related persons. In addition, this note discloses all those significant transactions with related companies whose total amount exceeds 1% of the Company’s results, as well as operations related to the sale and purchase of shares.

These transactions and loans accrue no interest and loans are adjusted using the variation in the exchange rate for foreign currency, which is mainly, U.S. dollars.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

a) Notes and accounts receivable:

	As of December 31,

Company	2003	2004

	ThCh$	ThCh$
Frutícola Viconto S.A.	10,181	4,645
Bodegas y Viñedos Sta. Emiliana S.A.	253,649	249,267
Viña Almaviva S.A.	240,460	109,424
Comercial Greenwich Ltda.	162	—

Total	504,452	363,336

b) Notes and accounts payable:

	As of December 31,

	Short-term	Short-term	Long-term	Long-term

Company	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$
Comercial Greenwich Ltda.	—	461	—	—
Agrícola Alto de Quitralman Ltda.	—	122	—	—
Industria Corchera S.A.	1,625,174	2,076,626	—	—
Importadora y Comercial Huasco S.A.	54,098	10,700	—	—
Forestal Quivolgo S.A.	150,111	137,776	149,909	—
Inversiones y Asesorías de Asís Ltda.	—	1,856	—	—
Inversiones Totihue	405,173	371,780	404,627	—
Eduardo Rafael Morandé Montt	39,481	36,227	39,428	—
Carmen Montt Luco	39,481	36,227	39,428	—
Carmen Gloria Morandé Montt	39,481	36,227	39,428	—
Juan Ignacio Morandé Montt	39,481	36,227	39,428	—
Catalina Del Rosario Morandé Montt	39,481	36,227	39,428	—
Víctor Javier Morandé Montt	39,481	36,227	39,428	—
María Verónica Morandé Montt	39,481	36,227	39,428	—
José Vicente Morandé Montt	39,481	36,227	39,428	—
Eduardo Ignacio Morandé Fernández	43,070	39,518	43,008	—

Total	2,593,474	2,928,655	912,968	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

c) Transactions:

			For the year ended December 31,

			2003		2004
				(Expense)		(Expense)
Company	Relationship	Type of transaction	Amount	Income	Amount	Income

			ThCh$	ThCh$	ThCh$	ThCh$
Frutícola Viconto S.A.	Common	Sale of fruit and products	303,960	24,317	149,049	11,950
	Mgmt.	Sale of services and others	25,075	25,075	11,423	6,696
		Purchase of raw materials	200,378	—	286,538	—
Bodegas y Viñedos	Common	Sale of raw materials	272,102	46,257	364,460	59,610
Santa Emiliana S.A.	Mgmt.	Sale of services and others	3,440,744	595,524	2,637,024	406,257
		Purchase of raw materials and products	832,618	—	941,601	—
		Purchase of services and other purchases	375,610	(375,610)	842,343	(332,780)
Industria Corchera S.A.	Affiliate	Purchase of services and other purchases	106	14	4,422	8
		Purchase of raw materials	5,225,244	—	6,631,594	—
Viña Almaviva S.A.	Affiliate	Sale of products and others	132,637	76,591	55,075	30,260
		Sale of services and others	4,682	—	44,448	42,066
		Purchase of raw materials and products	336,496	—	707,610	—
		Purchase of services and others	—	—	7,004	(7,004)
Importadora y Com. Huasco S.A.	Common Mgmt.	Purchase of materials and raw materials	208,660	—	55,098	—
Agrícola Alto de	Common	Sales of products and other	1,187	—	—	—
Quitralman Ltda.	Mgmt.	Purchase of raw materials and products	180,254	—	249,565	—

			For the year ended December 31,

			2002
				(Expense)
Company	Relationship	Type of transaction	Amount	Income

			ThCh$	ThCh$
Frutícola Viconto S.A.	Common Mgmt.	Sale of fruit and products	377,426	30,194
		Sale of services and others	28,016	28,016
		Purchase of raw materials	218,170
Bodegas y Viñedos Santa Emiliana S.A.	Common Mgmt.	Sale of raw materials	146,290
		Sale of services and others	3,829,483	511,516
		Purchase of raw materials and products	331,585
		Purchase of services and other purchases	391,830	-391,830
Industria Corchera S.A.	Affiliate	Purchase of services and other purchases
		Purchase of raw materials	5,168,074
Viña Almaviva S.A.	Affiliate	Sale of products and others	312,225	266,129
		Sale of services and others
		Purchase of raw materials and products	261,127
		Purchase of services and others
Importadora y Com. Huasco S.A.	Common Mgmt.	Purchase of materials and raw materials	68,164
Agrícola Alto de	Common Mgmt.	Sales of products and other	41
Quitralman Ltda.		Purchase of raw materials and products	210,214

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 7 - Inventories

Inventories, stated as described in Note 2 h), are summarized as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$
Wine, bottled and bulk	32,943,702	42,228,605
In process wine	2,294,139	3,137,001
Liquor	349,466	449,559
Materials and supplies	7,050,055	7,531,535
Other products	233,735	328,148
Inventories-in-transit	831,617	429,864
Allowance for obsolescence	(919,169)	(1,372,901)

Total	42,783,545	52,731,811

Note 8 - Income and Deferred Taxes

a)  Income taxes payable

The detail of consolidated income taxes payable is as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$
Provision for income tax	3,244,280	4,360,419
Provision for income tax subsidiary UK	—	26,834
Unique article 21 tax	12,790	9,466
Less:
Monthly tax provisional payments	(3,438,307)	(3,595,857)
Other credits	(340,493)	(226,969)

Income taxes payable (recoverable)	(521,730)	573,893

b)  Recoverable taxes are included within the Income tax receivable line in 8f.)

Consolidated net taxable income as of December 31, 2003 amounts to approximately ThCh$19,662,575 and ThCh$25,649,525 in 2004.

c)	The detail of the balance of net undistributed taxed earnings of the Company at December 31, 2003 and 2004 is the following:

	As of December 31,

Taxed earnings	2003	2004

	ThCh$	ThCh$
Credit of 17%	—	16,252,088
Credit of 16.5%	11,654,368	11,099,175
Credit of 16%	9,728,340	9,779,223
Credit of 15%	8,551,758	690,404
As per Article No. 17 of the Income Tax Law	2,787,698	2,663,443
Earnings with no credits	2,502,396	3,281,293

Balance of taxed earnings	35,224,560	43,765,626

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

d)	Two subsidiaries, Viña Cono Sur S.A. and Comercial Peumo Ltda. of the Company have undistributed taxed earnings of ThCh$23,081,000 and ThCh$29,017,000 as of December 31, 2003 and 2004, respectively.

e)	Deferred taxes

Changes in the Chilean Income Tax Law, effective beginning on January 1, 2001, required that income tax rates increase gradually between 2001 and 2004 from 15% to 17%.  Consequently, deferred tax balances as of December 31, 2004 were calculated based on 17%.

	As of December 31,

	2003				2004

	Deferred tax asset		Deferred tax liability		Deferred tax asset		Deferred tax liability

Temporary differences	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	30,242	—	—	—	72,433	—	—	—
Allowance for obsolescence	156,259	—	—	—	233,013	—	—	—
Provision for vacations	124,403	—	—	—	167,374	—	—	—
Amortization of intangibles	—	29,525	—	—	—	42,212	—	—
Financial lease agreements	—	—	—	29,889	—	—	—	23,563
Production expenses	—	—	38,181	528,842	—	—	67,978	1,061,722
Fixed assets depreciation	—	—	—	5,627,560	—	—	—	6,254,182
Staff severance indemnities	—	108,852	—	—	—	113,978	—	—
Other events	5,934	—	—	—	157,794	—	—	—
Inventories	68,724	—	—	—	—	—	—	—
Unrealized gains tax liabilities	162,359	88,246	—	—	86,094	218,498	—	—
Forwards	—	—	278,090	—	—	—	123,756	—
Tax losses	922,570	—	—	—	596,487	308,639	—	—
Complementary accounts, net of amortization	—	—	—	(2,201,023)	—	—	—	(2,069,810)

Total	1,470,491	226,623	316,271	3,985,268	1,313,195	683,327	191,734	5,269,657

f)	The detail of recoverable taxes is as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$
Value-added tax	1,712,270	1,999,654
IABA fiscal credit	—	287,313
Income tax receivable (1)	659,338	969,097
Income tax receivable for partial utilization of tax loss carryforwards	244,917	162,797
Other credits	1,008,452	535,542

Total	3,624,977	3,954,403

(1)	Income tax receivable is shown net of a reserve of $138,375 and $135,000 as of December 31, 2003 and 2004. See Note 20.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

g)	The detail of income tax expense as presented in the consolidated statement of income for the years ended December 31, is summarized as follows:

	For the years ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Current tax expense (provision for income taxes)	(2,782,357)	(3,244,280)	(4,387,253)
Tax expense adjustment (prior year)	—	(93,062)	284,456
Effect of changes in deferred tax assets and liabilities for the year	(547,298)	(537,229)	(729,231)
Tax benefit provided by tax loss	329,495	263,408	162,797
Effect of amortization of complementary deferred tax asset or liability accounts	(83,495)	(256,596)	(131,213)
Other charges or credits to the account	—	415,940	(39,330)

Total	(3,083,655)	(3,451,819)	(4,839,774)

Note 9 - Other Current Assets

	2003	2004

	ThCh$	ThCh$
Rights under forward contracts	1,685,394	833,142
Adjustment to forward fair value	14,639	18,931

Total	1,700,033	852,073

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 10 - Property, Plant and Equipment

a)	The following is a summary of property, plant and equipment as of December 31, 2003 and 2004:

	2003		2004

	Gross Fixed Assets	Accumulated Depreciation	Gross Fixed Assets	Accumulated Depreciation

	ThCh$	ThCh$	ThCh$	ThCh$
Land	19,490,485	—	25,036,542	—

	19,490,485	—	25,036,542	—

Plantations (1)	24,764,409	(4,890,084)	29,579,706	(5,935,312)
Buildings and facilities	48,971,874	(10,234,172)	49,349,898	(11,793,563)
Aging barrels	19,378,900	(9,405,477)	27,151,869	(12,345,379)

	93,115,183	(24,529,733)	106,081,473	(30,074,254)

Machinery and equipment	31,393,450	(14,929,370)	35,097,877	(18,107,919)
Transportation equipment	2,673,705	(2,349,720)	2,250,295	(1,434,395)

	34,067,155	(17,279,090)	37,348,172	(19,542,314)

Bottles and packaging	1,077,259	(576,437)	1,120,398	(707,096)
Other fixed assets	7,902,774	(3,823,980)	7,759,428	(4,570,846)
Leased fixed assets	1,597,035	(330,025)	1,540,017	(419,037)

	10,577,068	(4,730,442)	10,419,843	(5,696,979)

Revaluation from fixed asset technical appraisal	3,618,741	(1,616,151)	3,402,596	(1,444,751)

	3,618,741	(1,616,151)	3,402,596	(1,444,751)

Net property, plant and equipment	160,868,632	(48,155,416)	182,288,626	(56,758,298)

(1)

Includes ThCh$3,052,040 in 2004 (ThCh$3,149,642 in 2003) of capitalized vineyard development costs for vineyards developed on leased land, and its accumulated depreciation of ThCh$668,560 (ThCh$414,390 in 2003).

b)	Depreciation for each period presented is as follows:

	For the year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Depreciation (selling and administrative expenses)	(928,744)	(959,993)	(1,022,630)
Depreciation (Cost of sales)	(297,532)	(2,531,021)	(2,965,075)
Depreciation capitalized to deferred costs (*)	(5,876,012)	(5,243,078)	(6,021,455)

Total	(7,102,288)	(8,734,092)	(10,009,160)

(*)	This amount includes depreciation related to next harvest, barrels and cost of wine processing.

Depreciation charged to income as of December 31, 2003 and 2004: in addition to depreciation of administrative and selling expenses and depreciation of operating expenses, considers depreciation included under cost of sales for an amount of  ThCh$3,922,695 in 2003 and ThCh$4,394,779 in 2004.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 10 - Property, Plant and Equipment, continued

c)	The detail of interest capitalized is as follows:

	For the years ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Vineyards under development	278,043	92,163	72,361
Construction in-progress	206,501	97,950	170,557

Total	484,544	190,113	242,918

d)

Technical revaluation: in accordance with Circular 1529 of the Superintendency of Securities and Insurance, the Company recorded the increase in value resulting from a technical appraisal of its principal fixed assets as of December 31, 1979.  As of December 31, 2003 and 2004, this higher value consisted of the following restated amounts:

	As of December 31,

	2003		2004

Item	Asset Value	Accumulated Depreciation	Asset Value	Accumulated Depreciation

	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,759,269	—	1,759,269	—
Plantations	271,252	(236,727)	263,463	(237,599)
Buildings and facilities	1,408,429	(1,199,633)	1,188,373	(1,015,561)
Machinery and equipment	179,791	(179,791)	191,491	(191,591)

Total	3,618,741	(1,616,151)	3,402,596	(1,444,751)

e)

Leased assets are accounted for in conformity with Technical Bulletin No. 22 of the Chilean Association of Accountants. Leased assets are floor No. 15 and office 1602 Sur of the World Trade Center Building (whose contract stipulates an average interest rate of 5.9%, with 22 installments outstanding as of December 31, 2004), in addition to telephony power station and the switchboard, as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$
Leased fixed assets	1,597,035	1,540,017
Accumulated depreciation	(330,025)	(419,037)

Total	1,267,010	1,120,980

The Company does not legally own leased assets and therefore it cannot freely dispose of them until it exercises the related purchase option.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

f)	Operating leases:

The Company has entered into long-term lease agreements for land where it has developed vineyards for wine production.  These agreements are expressed in US dollars and/or UF and are restated each year in consideration of changes in these monetary units in accordance with each related agreement. As of December 31, 2003 and 2004, future minimum payments related to these operating lease agreements are as follows:

Year ended December 31,	2003	2004

	ThCh$	ThCh$
Short-term	285,269	415,741
2006	285,269	418,924
2007	282,855	417,222
2008	284,485	418,850
2009	285,028	419,392
2010	285,028	419,392
2011	285,028	419,392
2012 and thereafter	1,858,089	2,031,847

Total	3,851,051	4,960,760

g)	Investments in computer programs

There were no significant investments in computer programs during 2002, 2003, and 2004.

Note 11 - Investments in Related Companies

Significant Events

1)

Investments in related companies and the related direct participation in their equity, as well as the recognition of unrealized gains and losses for purchases and sales between related companies at the end of the respective periods are detailed in an attached chart.

2)	Valuation of investments in Argentina

a)

The financial statements of the Argentine subsidiaries, Distribuidora Peumo Argentina S.A. and Trivento Bodegas y Viñedos S.A., in which Viña Concha y Toro has indirect ownership interest of 100%, have been translated in conformity with the method indicated in Technical Bulletin No. 64 issued by the Chilean Association of Accountants, which requires that the control of investments in unstable economies be maintained in historical US dollars.

b)	As the consolidated foreign subsidiaries have accumulated deficits, there are no current dividends receivable from subsidiaries abroad.

c)

During the period from January to December 2004, a loan instrument due to certain banks and financial institutions was designated as a hedge for the investment it has in Argentine companies Trivento Bodegas y Viñedos and Distribuidora Peumo, which amounts to US$8,959,514.  This liability generated a credit to the account Translation adjustment reserve for 2004 of ThCh$452,468.

3)

The investment in Viña Almaviva S.A. is presented net of a 50% reduction in the investment balance due to an unrealized gain generated by the sale of a plot of land in 2001 by Concha y Toro S.A. to Almaviva S.A., an equity-method investee which is 50% owned.  The amount of the reduction is ThCh$519,094.  This unrealized gain will be recognized only upon sale of the plot of land to a third party.

4)	During the period from January to December 31, 2004, the Company received a dividend from Industria Corchera S.A. for an amount of ThCh$82,454 (dividend of ThCh$69,655 as of December 31, 2003).

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Detail of investments

Company	Ownership percentage			Equity of investee		Income (loss)			Unrealized Income		Equity Method value

Year ended December 31,	2002	2003	2004	2003	2004	2002	2003	2004	2003	2004	2003	2004

	%	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Industria Corchera S.A.	49.84	49.84	49.84	6,368,316	6,954,410	234,955	276,993	374,558			3,173,969	3,466,078
Viña Almaviva S.A.	50.00	50.00	50.00	6,462,135	6,481,322	552,910	664,559	9,594	(519,094)	(519,094)	2,711,974	2,721,568

						787,865	941,552	384,152	(519,094)	(519,094)	5,885,943	6,187,646

Note 12 - Investments in Other Companies

2003:
a)	During July, the Company acquired 4,312 shares of La Rosa Sofruco S.A. at a price-.level restated cost of ThCh$7,798.

2004:
a)	During March, the Company acquired 4,159 shares of La Rosa Sofruco S.A. at a price-level restated cost of ThCh$7,621.
b)	During April, the Company acquired 579 shares of La Rosa Sofruco S.A. at a price-level restated cost of ThCh$1,058.
c)	During May, the Company acquired 1,062 shares of La Rosa Sofruco S.A. at a price-level restated cost of ThCh$1,934.
d)	During July, the Company acquired 884 shares of la Rosa Sofruco S.A. at a price-level restated cost of ThCh$1,592.

Detail of investments

			Book Value

			Year ended December 31,
	Number of	Ownership
Company	shares	Percentage	2003	2004

			ThCh$	ThCh$
Sociedad Agrícola La Rosa Sofruco S.A.	252,119	2.2920	250,595	262,800
Cía. General de Electricidad Industrial S.A.	13,483	0.00	7,846	7,846
Cámara de Comercio de Santiago	1	0.00	1,388	1,388
Termas de Puyehue S.A.	2,000	0.00	115	115
Unión El Golf S.A.	3	0.00	19,255	19,255
Compañía de Telecomunicaciones de Chile	463	0.00	399	399
Cía. Agropecuaria Copeval S.A.	78,899	0.00	2,517	2,517

Total			282,115	294,320

Note 13 - Goodwill

The detail of goodwill is as follows:

	For the year ended December 31,			As of December 31,

	Amortization			Net Balance

Company	2002	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Villa Alegre S.A.	11,811	11,811	11,811	11,811	—
Viña Almaviva S.A.	3,085	—	—	—	—
Industria Corchera S.A.	69,404	69,405	69,405	1,174,096	1,104,691

Total	84,300	81,216	81,216	1,185,907	1,104,691

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 14 - Intangibles

Intangible assets are as follows:

	As of December 31,

	Gross Carrying amount	Accumulated Amortization	Gross Carrying amount	Accumulated Amortization

	2003		2004

	ThCh$	ThCh$	ThCh$	ThCh$
Industrial trademarks	685,501	119,521	939,388	181,606
Telephone line rights	11,658	2,806	14,345	6,215
Water rights	340,550	51,498	493,129	69,673
Other	13,439	13,439	12,255	12,161

Total	1,051,148	187,264	1,459,117	269,655

Note 15 - Other Assets

The composition of other assets is as follows:

	Year ended December 31,

	2003	2004

	ThCh$	ThCh$
Prepaid rent	—	392,747
Community property rights	6,150	11,083

Total	6,150	403,830

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 16 - Short-term Bank Debt

		U.S. dollars		Euros		Other foreign currencies

Registration Nª	Bank or financial institution	2003	2004	2003	2004	2003	2004

	Short-Term portion
97030000-7	Banco Estado	—	912,951	—	595,860	—	—
Foreign Bank	Rabobank	—	—	—	—	—	1,080,102
97004000-5	Banco de Chile	1,228,679	—	—	—	—	—
97039000-6	Banco Santander	—	950,040	1,322,585	93,100	—	—
97008000-7	Banco Citibank	2,076,233	6,552,651	—	—	—	—
97032000-8	Banco Bhif	—	—	—	—	—	—
97053000-2	Banco Security	—	—	160,058	—	—	—
97006000-6	Banco BCI	613,676	—	—	—	—	—
	Other	—	—	—	—	—	—
	Total	3,918,588	8,415,642	1,482,643	688,960	—	1,080,102
	Principal owed	3,895,328	8,293,364	1,482,642	688,960	—	1,073,370
	Weighted average interest rate	1.65%	2.80%	0.37%	2.62%		5.13%

		UF		Non adjustable Ch$		Total

Registration Nª	Bank or financial institution	2003	2004	2003	2004	2003	2004

	Short-Term portion
97030000-7	Banco Estado	1,391,950	—	—	—	1,391,950	1,508,811
Foreign Bank	Rabobank	—	—	—	—	—	1,080,102
97004000-5	Banco de Chile	—	—	—	2,032,933	1,228,679	2,032,933
97039000-6	Banco Santander	2,050,470	—	987,626	—	4,360,681	1,043,140
97008000-7	Banco Citibank	—	2,796,387	1,366,002	—	3,442,235	9,349,038
97032000-8	Banco Bhif	1,824,680	—	1,370,396	—	3,195,076	—
97053000-2	Banco Security	—	—	—	—	160,058	—
97006000-6	Banco BCI	—	—	—	—	613,676	—
	Other	—	—	—	—	—	—
	Total	5,267,100	2,796,387	3,724,024	2,032,933	14,392,355	15,014,024
	Principal owed	5,250,197	2,784,008	3,643,896	2,000,000	14,272,063	14,839,702
	Weighted average interest rate	1.58%	0.58%	4.70%	2.40%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Current portion of long-term debt

		U.S. dollars		Euros		Other foreign currencies

Registration Nª	Bank or financial institution	2003	2004	2003	2004	2003	2004

	Long-term current portion
97032000-8	Banco Bhif	5,815	2,400,692	—	—	—	—
Foreign Bank	Rabobank	—	—	562,060	554,775	—	269,110
97004000-5	Banco de Chile	611,760	—	—	—	—	—
97023000-9	Corpbanca	—	9,810	—	—	—	—
97951000-4	HSBC Bank	—	7,058	—	—	—	—
97039000-6	Banco Santander	—	—	—	—	—	—
97030000-7	Banco Estado	—	1,147,888	—	—	—	—
97008000-7	Banco Citibank	4,838,562	—	—	—	—	—
Foreign Bank	Rió de la Plata S.A.	—	—	—	—	—	1,149,651
Foreign Bank	Banco Frances	—	—	—	—	—	273,762
Foreign Bank	Banco Boston	—	—	—	—	—	935
Foreign Bank	Banco Credicoop	—	—	—	—	—	376,308
	Total	5,456,137	3,565,448	562,060	554,775	—	2,069,766
	Principal owed	5,378,704	3,511,620	545,421	542,961	—	2,061,673
		1.93%	2.75%	3.20%	3.16%	—	8.78%

		UF		Non adjustable Ch $		Total

Registration Nª	Bank or financial institution	2003	2004	2003	2004	2003	2004

	Long-term current portion
97032000-8	Banco Bhif	—	—	1,559	580	7,374	2,401,272
Foreign Bank	Rabobank	—	—	—	—	562,060	823,885
97004000-5	Banco de Chile	96,637	754,374	—	2,031,247	708,397	2,785,621
97023000-9	Corpbanca	—	—	—	—	—	9,810
97951000-4	HSBC Bank	—	—	—	—	—	7,058
97039000-6	Banco Santander	—	—	1,078,578	88,740	1,078,578	88,740
97030000-7	Banco Estado	1,680,878	1,420,525	—	2,642,042	1,680,878	5,210,455
97008000-7	Banco Citibank	—	—	—	—	4,838,562	—
Foreign Bank	Rió de la Plata S.A.	—	—	—	—	—	1,149,651
Foreign Bank	Banco Frances	—	—	—	—	—	273,762
Foreign Bank	Banco Boston	—	—	—	—	—	935
Foreign Bank	Banco Credicoop	—	—	—	—	—	376,308
	Total	1,777,515	2,174,899	1,080,137	4,762,609	8,875,849	13,127,497
	Principal owed	1,638,914	2,049,020	1,066,175	4,600,000	8,629,214	12,765,274
		2.38%	4.01%	4.23%	4.32%

Percentage of short-term and current portion of long-term bank debt denominated in foreign currency (%)	58.1900

Percentage of short-term and current portion of long-term bank debt denominated in local currency (%)	41.8100

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 17 – Other Current Liabilities

The detail is as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$
Obligations from forward contracts	—	144,052
Unrealized gain from forward agreements	14,639	18,931

Total other current liabilities	14,639	162,983

Note 18 – Long-term Bank Debt

			Years to Maturity					As of December 31, 2004		As of December 31, 2003

Tax Registration No.	Bank or Financial Institution	Currency or Adjustment index	1 to 2	2 to 3	3 to 5	5 to 10	More than 10	Total long- term portion at year-end	Weighted average Interest rate	Total long- Term

97004000-5	Banco de Chile	UF	—	—	952,438	5,974,381	—	6,926,819	4.85%	6,937,200
Foreign bank	Rabobank	Euro	1,085,922	1,085,846	—	—	—	2,171,768	3.16%	3,272,448
Foreign bank	Rabobank	Other currencies	268,343	—	—	—	—	268,343	5,15%	—
97030000-7	BancoEstado	US$	2,229,600	1,672,200	—	—	—	3,901,800	2.56%	—
97030000-7	BancoEstado	UF	—	—	—	—	—	—	—	5,218,509
Foreign bank	Banco Río de la Plata S.A.	Other currencies	2,310,043	—	—	—	—	2,310,043	15.90%	—
Foreign bank	Banco Frances	Other currencies	777,356	191,651	—	—	—	969,007	8.43%	—
97039000-7	Banco Santander	Ch$	—	—	5,000,000	—	—	5,000,000	5.22%	—
Foreign bank	Banco Boston	Other currencies	1,125,870	—	—	—	—	1,125,870	10.10%	—
Foreign bank	Banco Credicorp	Other currencies	750,581	—	—	—	—	750,581	10.30%	—
97008000-7	Banco Citibank	US$	—	—	—	—	—	—	—	1,217,290
97951000-4	HSBC Bank	US$	1,114,800	—	—	—	—	1,114,800	2.59%	—
97023000-9	Corpbanca	US$	1,672,200	—	—	—	—	1,672,200	2.64%	—
97039000-6	Banco BHIF	Ch$	—	1,000,000	3,000,000	—	—	4,000,000	5.22%	2,880,250

Total			11,334,715	3,949,697	8,952,438	5,974,381	—	30,211,231		19,525,697

Long-term bank debt denominated in foreign currency	47.28%
Long-term bank debt denominated in Chilean pesos and UF	52.72%

None of the short or long term obligations of the Company are secured by collateral, nor do they impose financial covenants or restrictions.  Most of the obligations outstanding as of December 31, 2004 accrue interest based on fixed interest rates.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 19 – Short and Long-term Bonds Payable

As of December 31, 2004, there are no short or long-term bonds payable.

Note 20 – Accruals and write-offs

The detail is as follows:
Short-term

	As of December 31,

	2003	2004

	ThCh$	ThCh$
Advertising expenses	7,317,587	7,510,125
Employee legal bonus and profit participation	906,371	857,868
Directors’ compensation	666,694	568,992
Provision for staff severance indemnities	—	1,800
Provision for vacations	851,442	1,032,833
Other provisions	2,277,977	2,440,774

Total accruals	12,020,071	12,412,392

Long-term

	As of December 31,

	2003	2004

	ThCh$	ThCh$
Staff severance indemnities	610,276	670,456

Total accruals	610,276	670,456

The most significant charges to income related to inventory write-offs are as follows:

	For the years ending December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Label write-offs	356,856	457	—
Degradation of wines	322,984	389,462	82,325
Reprocessing	486,024	447,749	381,427

As of December 31, 2003 and 2004, there are provisions recorded which are presented deducted from the related asset accounts as per the following detail:

	As of December 31,

	2003	2004

Doubtful accounts	(75,557)	(311,614)
Uncollectible notes	(64,792)	(62,703)
Income taxes recoverable	(138,375)	(135,000)
Miscellaneous receivables	(172,752)	(102,655)
Obsolescence of inventories	(919,169)	(1,372,901)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 21 – Accrued Expenses

Accrued expenses consists of staff severance indemnities and are recorded at the present value of the total liability according to the accrued cost of the benefit considering an interest rate of 6.00% per annum and an average service life period of 11 years.  Changes during each year were as follows:

	2003	2004

	ThCh$	ThCh$
Balance at the beginning of the year	583,476	610,276
Increase during the year	129,683	220,032
Payments during the year	(102,883)	(159,853)

Total Provision for Staff Severance Indemnities	610,276	670,456

Note 22 - Minority interest

The detail of minority interest is as follows:

		Year ended December 31, 2003		Year ended December 31, 2004
Taxpayer
I.D.	Related Company	Liability	Income	Liability	Income

		ThCh$	ThCh$	ThCh$	ThCh$
96.585.740-0	Villa Alegre S.A.	67,894	(509)	—	4,496
84.712.500-4	Sociedad Exportadora y Comercial Oneworldwines Ltda.	8,657	(4,329)	9,377	(733)

	Total	76,551	(4,838)	9,377	3,763

Note 23 - Shareholders’ Equity

The Company’s paid in capital as of December 31, 2004 is as follows:

Number of shares

Series	No. of subscribed shares	No. of paid shares	No. of voting right shares

0	719,170,735	719,170,735	719,170,735

Paid in Capital and Par Value

Series	Subscribed capital	Paid-in capital

0	43,173,373	43,173,373

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

a)  Other Reserves

Other reserves consist of the following:

	As of December 31,

	2003	2004

	ThCh$	ThCh$
Additional paid in capital price-level restatement	1,761,936	1,761,936
Revaluation from fixed asset technical appraisal	4,005,061	4,005,061
Adjustment to property, plant and equipment value	1,057,979	1,057,979
Revaluation from fixed asset technical appraisal in subsidiaries	506,321	506,321
Revaluation of inventory (1973)	697,668	697,668
Revaluation of marketable securities (1980)	539,668	539,668
Cumulative translation adjustment	(1,619,094)	(1,625,742)

Total other reserves	6,949,539	6,942,891

b)  Cumulative translation adjustment

This account relates to the effects of the foreign exchange gains or losses between the Chilean peso and the U.S. dollar on the price-level restated foreign investment measured in U.S. dollars, in accordance with Technical Bulletin No. 64 issued by the Chilean Association of Accountants.  The detail of the adjustment by subsidiary is included below:

The detail of this reserve is as follows:

2003

Company	Opening Balance	Exchange Difference Investment	Exchange Difference Liability	Balance as of December 31, 2003

Trivento Bodegas y Viñedos	663,488	(2,189,265)	—	(1,525,777)
Distribuidora Peumo Argentina	151,226	(244,543)	—	(93,317)

Total	814,714	(2,433,808)	—	(1,619,094)

2004

Company	Opening Balance	Exchange Difference Investment	Exchange Difference Liability	Balance as of December 31, 2004

Trivento Bodegas y Viñedos	(1,525,777)	(457,752)	452,468	(1,531,061)
Distribuidora Peumo Argentina	(93,317)	(1,364)	—	(94,681)

Total	(1,619,094)	(459,116)	452,468	(1,625,742)

c)  Dividends

The Company’s dividend policy proposed by the Board of Directors for 2004 consists of the distribution of up to 40% of net income for the year divided into three provisional dividends payable in September 2004, December 2004 and March 2005 and the payment of a final dividend in May 2005.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Dividends approved and paid as of December 31, 2003 and 2004 are detailed as follows:

2003

Dividend No.	Amount ThCh$	Month of payment	Type of dividend

210	1,078,757	March 2003	Provisional
211	3,293,802	May 2003	Final
212	1,222,590	September 2003	Provisional
213	1,222,590	December 2003	Provisional

2004

Dividend No.	Amount ThCh$	Month of payment	Type of dividend

214	1,222,590	March 2004	Provisional
215	3,768,455	May 2004	Final
216	1,438,341	September 2004	Provisional
217	1,438,341	December 2004	Provisional

Interim dividends are recorded in the “interim dividends” column of the stockholders’ equity note when they are provisionally declared by the Board of Directors during any given fiscal year.  They are recorded as a debit in the interim dividend column of the stockholders’ equity note in the line item “Net income for the year”.  The offsetting credit is against dividends payable as a liability.  These provisional interim dividends are approved formally by the annual Shareholders’ Meeting in April of the subsequent year.  The final dividends, of which the interim dividends are a portion, may differ from the provisionally declared interim dividends.  Once the final dividend is approved and paid to shareholders, a credit is recorded for the amount of interim dividends preliminarily approved in the prior year in the “interim dividends” column of the stockholders’ equity note and the final declared dividend is shown as a reduction in the retained earnings column (the credit you are requesting explanation for above). This treatment is mandated by Circular 1501 of the Chilean Superintendency of Securities and Insurance.

There are no restrictions on the payment of dividends out of the retained earnings of the Company.

Note 24 - Other Non-Operating Income and Expenses

The detail is as follows:

Other Non-operating income

	For the year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Dividends received	11,425	19,483	12,885
Gain on sale of fixed assets	1,483,445	263,546	43,113
Leasing	20,944	15,235	6,184
Administrative services	—	13,239	13,370
Insurance recoveries	53,024	182	99,553
Sale of other products	54,899	39,865	43,832
Other	193,306	48,463	87,780

Total	1,817,043	400,013	306,717

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Other Non-operating expenses

	For the year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Amortization of intangible assets	55,051	13,070	20,944
Loss on sale of fixed assets	22,576	3,063	3,577
Fixed asset disposals	36,417	15,924	129,366
Prior year expenses	16,154	462,298	22,445
Amortization of tax and interest on deferred custom duties	17,465	209,242	—
Bad debt expense	—	172,958	—
Argentine competitively law	—	95,664	177,704
Other expenses	44,456	67,677	42,123

Total	192,119	1,039,896	396,159

Note 25 - Price-level Restatement

		Year ended December 31,
	Restatement
Assets (Charges) / Credits	index	2002	2003	2004

		ThCh$	ThCh$	ThCh$
Inventories	CPI	882,294	149,902	745,597
Property, plant and equipment	CPI	2,694,834	896,170	3,034,559
Investment in related companies	CPI	252,497	111,042	275,185
Marketable securities	CPI	11	—	—
Other accounts receivable	UF	4,084	(214)	1,042
Accounts receivable from related companies	CPI	—	75,158	—
Recoverable taxes	CPI	33,031	4,326	68,266
Prepaid expenses	UF	108,231	22,666	2,448
Prepaid expenses	CPI	—	22,414	58,799
Other long-term liabilities	CPI	—	—	159
Long-term other accounts receivable	UF	—	—	(756)
Other non-monetary assets	CPI	65,144	18,896	59,917
Cost and expense accounts	CPI	3,024,611	(75,135)	3,186,986

Total credits		7,064,737	1,225,225	7,432,202

Liabilities (Charges) / Credits
Shareholders’ equity	CPI	(3,353,912)	(1,357,755)	(3,272,706)
Minority interest	CPI	(1,773)	(711)	(1,530)
Bank and financial institutions-liabilities	UF	(138,686)	(108,772)	(87,106)
Bank and financial institutions-liabilities	CPI	—	—	(13,849)
Current portion of long-term bank liabilities	UF	(30,633)	(16,754)	(210,245)
Bonds payable	UF	(20,499)	(2,434)	—
Long-term obligations with maturity within one year	UF	(14,929)	(20,095)	(8,071)
Accounts payable	UF	—	—	1,829
Notes payable	UF	(8,312)	9,182	(3,460)
Other accounts payable	UF	(930)	178	151
Accrued expenses	UF	—	—	(32)
Long-term bank and financial institution liabilities	UF	(290,585)	(32,855)	(174,633)
Other long-term accounts payable	UF	(63,644)	(22,351)	(15,693)
Income accounts	CPI	(3,408,055)	95,672	(3,616,319)

Total (charges)		(7,331,958)	(1,456,695)	(7,401,664)

Net (loss) gain from price-level restatement		(267,221)	(231,470)	30,538

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 26 – Foreign Exchange Differences

The following represents the detail of foreign exchange gains and losses recognized in income for each of the respective years for accounts denominated in foreign currencies:

		Year ended December 31,

Assets (Charges) / Credits	Currency	2002	2003	2004

		ThCh$	ThCh$	ThCh$
Cash	Euro	62,018	(64,400)	8,731
Cash	GBP	—	(7,904)	8,873
Cash	US$	175,210	(155,726)	(127,252)
Time deposits	US$	(63,171)	(65,174)	—
Trade accounts receivable	CAD	67,021	(62,594)	(57,221)
Trade accounts receivable	Euro	1,055,692	(250,615)	165,064
Trade accounts receivable	US$	1,845,399	(1,300,966)	(1,552,100)
Trade accounts receivable	GBP	—	(289,042)	(52,727)
Other accounts receivable	CAD	1,715	148	1,066
Other accounts receivable	Euro	16,600	(70,896)	(7,909)
Other accounts receivable	US$	52,672	(24,308)	9,602
Accounts receivable from related companies	Euro	(21,247)	32,192	(11,425)
Accounts receivable from related companies	US$	1,077,979	(1,072,173)	(596,927)
Accounts receivable from related companies	GBP	—	—	(27,579)
Prepaid expenses	US$	6,622	(14,415)	(33,167)
Prepaid expenses	Euro	—	—	8
Inventories	US$	24,162	—	—
Other current assets	US$	—	39,516	10,625
Other current assets	CAD	—	770,216	33,495
Other current assets	Euro	—	(58,053)	(210,777)
Other current assets	GBP	—	11,727	(64,446)

Total (charges) credits		4,300,672	(2,582,467)	(2,504,066)

Liabilities (Charges) / Credits
Bank debt	Euro	(428,225)	3,052	(2,483)
Bank debt	US$	(676,290)	1,071,162	663,232
Bank debt	GBP	—	—	20,895
Long-term bank debt, short-term portion	Euro	(551)	5,565	(8,540)
Long-term bank debt, short-term portion	US$	(896,082)	1,042,625	(46,690)
Long-term bank debt, short-term portion	GBP	—	—	4,335
Long-term obligations with maturity within one year	US$	—	—	34,307
Accounts payable	AUD	(365)	—	—
Accounts payable	Euro	(87,659)	(6,414)	(26,848)
Accounts payable	US$	(367,500)	385,005	281,678
Accounts payable	GBP	(1,006)	3,021	1,024
Notes payable	Euro	—	31,414	(58,053)
Notes payable	US$	(9,191)	38,844	(15,404)
Notes payable	GBP	—	—	(465)
Notes payable	SEK	—	—	570
Accounts payable to related companies	US$	(96,246)	208,386	56,943
Other accounts payable	US$	(3,763)	18,955	3,648
Other accounts payable	GBP	—	226	81
Other accounts payable	Euro	(3,121)	(3,337)	(61)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

		Year ended December 31,

Liabilities (Charges) / Credits	Currency	2002	2003	2004

		ThCh$	ThCh$	ThCh$
Accrued expenses	CAD	(21,496)	7,873	23,687
Accrued expenses	Euro	(102,352)	16,441	(30,394)
Accrued expenses	US$	(268,621)	787,988	260,031
Accrued expenses	GBP	—	32,648	1,988
Accrued expenses	JPY	—	—	534
Other current liabilities	US$	(49,235)	—	—
Other current liabilities	CAD	—	—	(61,073)
Other current liabilities	Euro	—	—	46,536
Other current liabilities	GBP	—	—	(129,515)
Long-term bank debt	Euro	(204,980)	33,385	(73,400)
Long-term bank debt	US$	—	—	182,733
Long-term bank debt	GBP	—	—	4,335
Long-term notes payable	Euro	(11,523)	—	—
Long-term accounts payable to related companies	US$	(198,209)	191,895	(46,950)
Adjustment for financial statement translation	US$	(3,098,942)	(592,381)	(273,584)
Adjustment for financial statement translation	GBP	(74,753)	72,461	232,962

Total (Charges) / credits		(6,600,110)	3,348,814	1,046,059

Net (loss) from exchange difference		(2,299,438)	766,347	(1,458,007)

Note 27 - Statement of Cash Flows

Future cash flow contractually committed to which represents investing activities:

	Currency of adjustment index	Short-term portion	Years to Maturity

			2006	2007	2008	2009	2010	More than 6 years	Total owed

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Lease payable	U.F.	234,423	234,422	208,480	156,596	156,596	78,298	—	1,068,815
Lease farms	U.F.	141,796	144,979	143,277	144,905	145,447	145,447	1,803,044	2,668,895
Lease farms	US$	273,945	273,945	273,945	273,945	273,945	273,945	648,195	2,291,865
Investment in Industria Corchera S.A.	US$	838,854	—	—	—	—	—	—	838,854
Payables for additions to fixed assets	Ch$	1,343,612	—	—	—	—	—	—	1,343,612

Total		2,832,630	653,346	625,702	575,446	575,988	497,690	2,451,239	8,212,041

During the years ended 2003 and 2004, there were no other investing activities which commit future cash flows.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 28 - Derivative Contracts

Description of the contract

Type of Derivative	Type of Agreement	Amount of the contract - nominal	Date of Expiration	Currency	Purchase / Sales Position	Hedged Item	Hedged Amount of transaction at contract date	Hedged Amount at spot at end of period

FR	CCPE	120,362	1ST. Quarter of 2005	CAN	S	Export customers	119,758	115,798
FR	CCPE	118,185	1ST. Quarter of 2005	CAN	S	Export customers	119,703	115,797
FR	CCPE	118,813	1nst Quarter of 2005	CAN	S	Export customers	119,033	115,798
FR	CCPE	118,893	1nst. Quarter of 2005	CAN	S	Export customers	119,168	115,798
FR	CCPE	122,570	1st. Quarter of 2005	CAN	S	Export customers	123,200	115,797
FR	CCTE	122,575	1ST. Quarter of 2005	CAN	S	Export customers	123,200	115,797
FR	CCTE	122,590	2nd. Quarter of 2005	CAN	S	Export customers	123,200	115,797
FR	CCTE	122,600	2nd. Quarter of 2005	CAN	S	Export customers	123,200	115,797
FR	CCTE	122,610	2nd. Quarter of 2005	CAN	S	Export customers	123,200	115,797
FR	CCTE	122,603	3rd. Quarter of 2005	CAN	S	Export customers	123,200	115,798
FR	CCTE	122,593	3rd. Quarter of 2005	CAN	S	Export customers	123,200	115,798
FR	CCTE	122,565	3rd. Quarter of 2005	CAN	S	Export customers	123,200	115,797
FR	CCTE	122,578	4th. Quarter of 2005	CAN	S	Export customers	123,200	115,798
FR	CCTE	122,538	4th. Quarter of 2005	CAN	S	Export customers	123,200	115,798
FR	CCPE	124,538	4th. Quarter of 2005	CAN	S	Export customers	124,213	115,798
FR	CCPE	124,540	1st. Quarter of 2005	CAN	S	Export customers	124,213	115,797
FR	CCPE	150,989	1ST. Quarter of 2005	CAN	S	Export customers	150,909	138,957
FR	CCPE	125,670	1st. Quarter of 2005	CAN	S	Export customers	126,123	115,797
FR	CCPE	123,598	1ST. Quarter of 2005	CAN	S	Export customers	125,315	115,798
FR	CCPE	149,453	1ST. Quarter of 2005	CAN	S	Export customers	149,781	138,957
FR	CCPE	124,388	1ST. Quarter of 2005	CAN	S	Export customers	124,755	115,798
FR	CCPE	123,780	1ST. Quarter of 2005	CAN	S	Export customers	124,790	115,797
FR	CCPE	120,963	1ST. Quarter of 2005	CAN	S	Export customers	120,963	115,798
FR	CCPE	120,848	1ST. Quarter of 2005	CAN	S	Export customers	121,883	115,798
FR	CCPE	117,393	1ST. Quarter of 2005	CAN	S	Export customers	119,920	115,798
FR	CCPE	117,393	1ST. Quarter of 2005	CAN	S	Export customers	119,920	115,798
FR	CCPE	114,280	1ST. Quarter of 2005	CAN	S	Export customers	117,793	115,798

	Accounts affected Value of Asset / Liabilities

Type of Derivative	Name	Amount	Realized	Foreign exchange gain/loss unrealized

FR	Other current assets	4,572	—	4,564
FR	Other current assets	2,417	—	2,388
FR	Other current assets	3,055	—	3,015
FR	Other current assets	3,100	—	3,095
FR	Other current assets	6,892	—	6,773
FR	Other current assets	6,947	—	6,778
FR	Other current assets	7,012	—	6,793
FR	Other current assets	7,070	—	6,803
FR	Other current assets	7,127	—	6,813
FR	Other current assets	7,173	—	6,805
FR	Other current assets	7,210	—	6,795
FR	Other current assets	7,235	—	6,768
FR	Other current assets	7,343	—	6,780
FR	Other current assets	7,253	—	6,740
FR	Other current assets	8,755	—	8,740
FR	Other current assets	8,762	—	8,743
FR	Other current assets	12,107	—	12,032
FR	Other current assets	9,925	—	9,873
FR	Other current assets	7,865	—	7,800
FR	Other current assets	10,583	—	10,496
FR	Other current assets	8,675	—	8,590
FR	Other current assets	8,057	—	7,983
FR	Other current assets	5,263	—	5,165
FR	Other current assets	5,158	—	5,050
FR	Other current assets	1,705	—	1,595
FR	Other current assets	1,695	—	1,595
FR	Other current liabilities	1,423	—	(1,518)

Note:	FR: Forward
CCPE: Hedge of an existing transaction
CCTE: Hedge of a forecasted transaction

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 28 - Derivative Contracts, Continued

Description of the contract

Type of Derivative	Type of Agreement	Amount of the contract - nominal	Date of Expiration	Currency	Purchase / Sales Position	Hedged Item	Hedged Amount of transaction at contract date	Hedged Amount at spot at end of period

FR	CCPE	563,145	1ST. Quarter of 2005	EURO	S	Export customers	564,098	570,097
FR	CCPE	376,902	1ST. Quarter of 2005	EURO	S	Export customers	374,160	380,065
FR	CCPE	377,305	1ST. Quarter of 2005	EURO	S	Export customers	374,160	380,065
FR	CCPE	548,788	1ST. Quarter of 2005	EURO	S	Export customers	543,208	554,895
FR	CCTE	549,068	2nd. Quarter of 2005	EURO	S	Export customers	543,208	554,895
FR	CCTE	549,420	2nd. Quarter of 2005	EURO	S	Export customers	543,208	554,895
FR	CCTE	549,817	2nd. Quarter of 2005	EURO	S	Export customers	543,208	554,895
FR	CCTE	550,025	3rd. Quarter of 2005	EURO	S	Export customers	543,208	554,895
FR	CCTE	550,169	3rd. Quarter of 2005	EURO	S	Export customers	543,208	554,895
FR	CCTE	550,323	3rd. Quarter of 2005	EURO	S	Export customers	543,208	554,895
FR	CCTE	550,684	4th. Quarter of 2005	EURO	S	Export customers	543,208	554,895
FR	CCTE	551,180	4th. Quarter of 2005	EURO	S	Export customers	543,208	554,895
FR	CCPE	183,979	4th. Quarter of 2005	EURO	S	Export customers	186,030	190,033
FR	CCTE	548,598	1st. Quarter of 2005	EURO	S	Export customers	564,108	554,895
FR	CCPE	195,943	1st. Quarter of 2005	EURO	S	Export customers	193,918	190,033
FR	CCPE	193,615	1st. Quarter of 2005	EURO	S	Export customers	193,223	190,032
FR	CCPE	193,618	1ST. Quarter of 2005	EURO	S	Export customers	193,223	190,033
FR	CCPE	383,810	1st. Quarter of 2005	EURO	S	Export customers	387,945	380,065
FR	CCPE	311,580	1ST. Quarter of 2005	EURO	S	Export customers	312,464	304,052
FR	CCPE	193,903	1ST. Quarter of 2005	EURO	S	Export customers	192,448	190,033
FR	CCPE	377,000	1ST. Quarter of 2005	EURO	S	Export customers	383,825	380,065
FR	CCPE	378,500	1ST. Quarter of 2005	EURO	S	Export customers	379,855	380,065
FR	CCPE	378,775	1ST. Quarter of 2005	EURO	S	Export customers	379,855	380,065
FR	CCPE	274,830	1ST. Quarter of 2005	GBP	S	Export customers	275,500	268,342
FR	CCPE	271,563	1ST. Quarter of 2005	GBP	S	Export customers	270,435	268,343
FR	CCTE	493,205	2nd. Quarter of 2005	GBP	S	Export customers	494,154	483,017
FR	CCTE	496,760	2nd. Quarter of 2005	GBP	S	Export customers	494,154	483,017

	Accounts affected Value of Asset / Liabilities

Type of Derivative	Name	Amount	Realized	Foreign exchange gain/loss unrealized

FR	Other current liabilities	6,945	—	(6,952)
FR	Other current liabilities	3,138	—	(3,163)
FR	Other current liabilities	2,690	—	(2,760)
FR	Other current liabilities	5,924	—	(6,107)
FR	Other current liabilities	5,550	—	(5,827)
FR	Other current liabilities	5,095	—	(5,475)
FR	Other current liabilities	4,611	—	(5,078)
FR	Other current liabilities	4,308	—	(4,870)
FR	Other current liabilities	4,069	—	(4,726)
FR	Other current liabilities	3,820	—	(4,572)
FR	Other current liabilities	3,357	—	(4,211)
FR	Other current liabilities	2,773	—	(3,714)
FR	Other current liabilities	6,034	—	(6,054)
FR	Other current liabilities	6,114	—	(6,297)
FR	Other current assets	5,915	—	5,910
FR	Other current assets	3,595	—	3,583
FR	Other current assets	3,605	—	3,585
FR	Other current assets	3,800	—	3,745
FR	Other current assets	7,584	—	7,528
FR	Other current assets	3,918	—	3,870
FR	Other current liabilities	2,980	—	(3,065)
FR	Other current liabilities	1,515	—	(1,565)
FR	Other current liabilities	1,235	—	(1,290)
FR	Other current assets	6,587	—	6,488
FR	Other current assets	3,288	—	3,220
FR	Other current assets	10,188	—	10,188
FR	Other current assets	13,743	—	13,743

Note:	FR: Forward
CCPE: Hedge of an existing transaction
CCTE: Hedge of a forecasted transaction

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 28 - Derivative Contracts, Continued

Description of the contract

Type of Derivative	Type of Agreement	Amount of the contract - nominal	Date of Expiration	Currency	Purchase / Sales Position	Hedged Item	Hedged Amount of transaction at contract date	Hedged Amount at spot at end of period

FR	CCPE	494,654	1ST. Quarter of 2005	GBP	S	Export customers	494,154	483,017
FR	CCTE	493,803	2nd. Quarter of 2005	GBP	S	Export customers	494,154	483,016
FR	CCTE	496,422	3RD. Quarter of 2005	GBP	S	Export customers	502,421	483,016
FR	CCTE	496,247	3rd. Quarter of 2005	GBP	S	Export customers	502,421	483,017
FR	CCPE	277,080	1st. Quarter of 2005	GBP	S	Export customers	280,110	268,342
FR	CCPE	220,278	1st. Quarter of 2005	GBP	S	Export customers	221,986	214,674
FR	CCTE	221,016	2nd. Quarter of 2005	GBP	S	Export customers	222,620	214,674
FR	CCTE	222,512	2nd. Quarter of 2005	GBP	S	Export customers	222,838	214,674
FR	CCPE	275,310	1st. Quarter of 2005	GBP	S	Export customers	280,858	268,342
FR	CCPE	267,118	1st. Quarter of 2005	GBP	S	Export customers	267,703	268,343
FR	CCPE	279,673	1st. Quarter of 2005	GBP	S	Export customers	277,453	268,343
FR	CCPE	279,865	1st. Quarter of 2005	GBP	S	Export customers	277,453	268,342
FR	CCTE	495,734	4th. Quarter of 2005	GBP	S	Export customers	499,415	483,017
FR	CCTE	496,220	3rd. Quarter of 2005	GBP	S	Export customers	499,415	483,017
FR	CCTE	496,647	3rd. Quarter of 2005	GBP	S	Export customers	499,415	483,016
FR	CCTE	497,448	3rd. Quarter of 2005	GBP	S	Export customers	499,415	483,016
FR	CCPE	278,281	1ST. Quarter of 2005	GBP	S	Export customers	279,805	268,343
FR	CCPE	277,878	1st. Quarter of 2005	GBP	S	Export customers	279,805	268,342
FR	CCPE	275,973	1ST. Quarter of 2005	GBP	S	Export customers	277,155	268,342
FR	CCPE	276,175	1ST. Quarter of 2005	GBP	S	Export customers	276,488	268,342
FR	CCPE	277,045	1ST. Quarter of 2005	GBP	S	Export customers	283,623	268,342
FR	CCPE	267,860	1ST. Quarter of 2005	GBP	S	Export customers	270,105	268,342
FR	CCPE	321,275	1ST. Quarter of 2005	US$	S	Export customers	319,875	278,701
FR	CCPE	312,000	1ST. Quarter of 2005	US$	S	Export customers	314,475	278,700
FR	CCPE	313,685	1ST. Quarter of 2005	US$	S	Export customers	312,550	278,701
FR	CCPE	312,575	1ST. Quarter of 2005	US$	S	Export customers	313,380	278,701
FR	CCPE	311,085	1ST. Quarter of 2005	US$	S	Export customers	310,965	278,701

	Accounts affected Value of Asset / Liabilities

Type of Derivative	Name	Amount	Realized	Foreign exchange gain/loss unrealized

FR	Other current assets	14,256	—	11,637
FR	Other current assets	10,786	—	10,787
FR	Other current assets	13,405	—	13,406
FR	Other current assets	13,230	—	13,230
FR	Other current assets	9,267	—	8,738
FR	Other current assets	6,768	—	5,604
FR	Other current assets	6,342	—	6,342
FR	Other current assets	7,838	—	7,838
FR	Other current assets	7,480	—	6,968
FR	Other current liabilities	1,060	—	(1,225)
FR	Other current assets	11,960	—	11,330
FR	Other current assets	11,937	—	11,522
FR	Other current assets	12,717	—	12,717
FR	Other current assets	13,203	—	13,203
FR	Other current assets	13,630	—	13,630
FR	Other current assets	14,431	—	14,432
FR	Other current assets	10,138	—	9,938
FR	Other current assets	9,983	—	9,536
FR	Other current assets	7,945	—	7,630
FR	Other current assets	7,915	—	7,832
FR	Other current assets	9,382	—	8,703
FR	Other current liabilities	85	—	(482)
FR	Other current assets	42,580	—	42,574
FR	Other current assets	33,300	—	33,300
FR	Other current assets	34,990	—	34,984
FR	Other current assets	33,885	—	33,874
FR	Other current assets	32,390	—	32,384

Note:	FR: Forward
CCPE: Hedge of an existing transaction
CCTE: Hedge of a forecasted transaction

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 28 - Derivative Contracts, Continued

Description of the contract

Type of Derivative	Type of Agreement	Amount of the contract - nominal	Date of Expiration	Currency	Purchase / Sales Position	Hedged Item	Hedged Amount of transaction at contract date	Hedged Amount at spot at end of period

FR	CCPE	309,625	1ST. Quarter of 2005	US$	S	Export customers	311,280	278,701
FR	CCPE	309,950	1nst Quarter of 2005	US$	S	Export customers	311,280	278,700
FR	CCPE	308,025	1st. Quarter of 2005	US$	S	Export customers	309,165	278,701
FR	CCPE	308,025	1st. Quarter of 2005	US$	S	Export customers	309,165	278,701
FR	CCPE	307,150	1st. Quarter of 2005	US$	S	Export customers	307,730	278,700
FR	CCPE	485,840	1st. Quarter of 2005	US$	S	Export customers	487,352	445,920
FR	CCPE	301,624	1st. Quarter of 2005	US$	S	Export customers	302,945	278,699
FR	CCPE	301,274	1st. Quarter of 2005	US$	S	Export customers	300,770	278,699
FR	CCPE	294,050	1st. Quarter of 2005	US$	S	Export customers	294,220	278,700
FR	CCPE	289,500	1st. Quarter of 2005	US$	S	Export customers	289,555	278,700
FR	CCPE	289,200	1st. Quarter of 2005	US$	S	Export customers	289,230	278,700
FR	CCPE	281,774	1st. Quarter of 2005	US$	S	Export customers	288,520	278,699
FR	CCPE	282,974	1st. Quarter of 2005	US$	S	Export customers	283,040	278,699
FR	CCPE	280,300	1st. Quarter of 2005	US$	S	Export customers	282,080	278,700
FR	CCPE	280,100	1st. Quarter of 2005	US$	S	Export customers	282,080	278,700
FR	CCPE	280,500	1st. Quarter of 2005	US$	S	Export customers	282,080	278,700
FR	CCPE	280,250	1ST. Quarter of 2005	US$	S	Export customers	282,080	278,700
FR	CCPE	280,600	1st. Quarter of 2005	US$	S	Export customers	280,525	278,700
FR	CCPE	280,720	1ST. Quarter of 2005	US$	S	Export customers	280,525	278,700
FR	CCPE	280,700	1ST. Quarter of 2005	US$	S	Export customers	280,525	278,700
FR	CCPE	280,700	1ST. Quarter of 2005	US$	S	Export customers	280,525	278,700
FR	CCPE	278,760	1ST. Quarter of 2005	US$	S	Export customers	280,565	278,700
FR	CCPE	280,800	1ST. Quarter of 2005	US$	S	Export customers	280,565	278,700
FR	CCPE	279,250	1ST. Quarter of 2005	US$	S	Export customers	280,565	278,700
FR	CCPE	278,900	1ST. Quarter of 2005	US$	S	Export customers	280,565	278,700
FR	CCPE	279,350	1ST. Quarter of 2005	US$	S	Export customers	280,565	278,700
FR	CCPE	279,600	1ST. Quarter of 2005	US$	S	Export customers	279,830	278,700

	Accounts affected Value of Asset / Liabilities

Type of Derivative	Name	Amount	Realized	Foreign exchange gain/loss unrealized

FR	Other current assets	30,935	—	30,924
FR	Other current assets	31,260	—	31,250
FR	Other current assets	29,340	—	29,324
FR	Other current assets	29,340	—	29,324
FR	Other current assets	28,465	—	28,450
FR	Other current assets	39,920	—	39,920
FR	Other current assets	22,929	—	22,925
FR	Other current assets	22,584	—	22,575
FR	Other current assets	15,350	—	15,350
FR	Other current assets	10,820	—	10,800
FR	Other current assets	10,520	—	10,500
FR	Other current assets	3,089	—	3,075
FR	Other current assets	4,294	—	4,275
FR	Other current assets	1,615	—	1,600
FR	Other current assets	1,405	—	1,400
FR	Other current assets	1,805	—	1,800
FR	Other current assets	1,565	—	1,550
FR	Other current assets	1,920	—	1,900
FR	Other current assets	2,035	—	2,020
FR	Other current assets	2,010	—	2,000
FR	Other current assets	2,010	—	2,000
FR	Other current assets	70	—	60
FR	Other current assets	2,120	—	2,100
FR	Other current assets	570	—	550
FR	Other current assets	210	—	200
FR	Other current assets	655	—	650
FR	Other current assets	910	—	900

Note:	FR: Forward
CCPE: Hedge of an existing transaction
CCTE: Hedge of a forecasted transaction

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 28 - Derivative Contracts, Continued

Description of the contract

Type of Derivative	Type of Agreement	Amount of the contract - nominal	Date of Expiration	Currency	Purchase / Sales Position	Hedged Item	Hedged Amount of transaction at contract date	Hedged Amount at spot at end of period

FR	CCPE	279,600	1ST. Quarter of 2005	US$	S	Export customers	279,830	278,700
FR	CCPE	279,600	1ST. Quarter of 2005	US$	S	Export customers	279,830	278,700
FR	CCPE	279,600	1ST. Quarter of 2005	US$	S	Export customers	279,830	278,700
FR	CCPE	556,800	1ST. Quarter of 2005	US$	S	Export customers	559,830	557,400

	Accounts affected Value of Asset / Liabilities

Type of Derivative	Name	Amount	Realized	Foreign exchange gain/loss unrealized

FR	Other current assets	905	—	900
FR	Other current assets	910	—	900
FR	Other current assets	905	—	900
FR	Other current liabilities	600	—	(600)

Note:	FR: Forward
CCPE: Hedge of an existing transaction
CCTE: Hedge of a forecasted transaction

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 29 - Contingencies and Restrictions

a)	Wine contracts: The Company enters into long-term agreements for the acquisition of grapes and wine, which expire on various dates through 2013.

b)

On December 15, 2000, the decrees Nos. 3,692, 3,693 and 3,694 issued by the Ministry of Public Works dated August 28, 2000 were published in the Official Gazette, which entitled the government to expropriate lots 481, the property of Viña Concha y Toro and, 480- A and 480-B the property of Viña Concha y Toro S.A. and Viña Tocornal Ltda. (currently - Viña Cono Sur S.A.). The total indemnity established amounted to ThCh$2,080,314 (historical amount).

During 2001 and 2002, Viña Concha y Toro S.A. and Viña Cono Sur S.A. received the full amount of indemnities related to the expropriations of the above-mentioned lots.  The gain on the expropriation was reflected as other non-operating income within non-operating results.

On July 9, 2001, the Company and its subsidiary, Viña Cono Sur S.A. filed a claim on the Second Civil Court of San Miguel against the Chilean State related to the amount of the indemnity granted for the expropriation of the three above-mentioned lots. To date, resolution of the claim of July 9, 2001, is still pending.

c)

On March 1, 2000, the Ministry of Public Works published in the Official Gazette Decree No. 3,918 dated December 29, 1999 an entitlement to the expropriation of an additional lot, lot 11 No. 231-17, located in Chimbarongo owned by Viña Cono Sur S.A.

The amount of the compensation for the expropriation was set at Ch$100,969,400 (historical amount).  The Company has petitioned for an additional Ch$77,886,321 (historical amount) in a lawsuit being heard at the Third Court of Rancagua under case file 35.194.  Judgment is pending.

d)

The Company has filed and will probably continue to participate in lawsuits as plaintiff  in certain legal proceedings through which the Company seeks to receive the amounts due to it, requested for a nominal total of approximately ThCh$350,000.  The Company has made provisions to reserve against the related receivables based on its allowance for doubtful accounts policy disclosed in Note 2. ,

e)

At December 31, 2004, the Company and its subsidiaries were involved in legal proceedings against them which are related to their normal business activities.  In the Company´s legal advisor´s opinion and management’s opinion, as of December 31, 2004, there are no lawsuits or possible lawsuits, legal or non-legal matters, tax issues or any liens which may materially affect the financial statements of Viña Concha y Toro S.A. and its subsidiaries.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 29 - Contingencies and Restrictions, continued

Direct guarantees

	Debtor			Assets Affected		Outstanding balances at financial statement closing date
			Type of
Beneficiary	Name	Relationship	guarantee	Type	Book value	2003	2004

Chilean customs	—	—	Law °N°18.634	—	—	350,772	114,340

			Guarantee release

Beneficiary	2005	Assets	2006	Assets	2007	Assets

Chilean customs	(105,714)	—	(8,356)	—	(270)	—

Indirect guarantees

	Debtor			Assets Affected

Beneficiary	Name	Relationship	Type of guarantee	Type	Book value

Della Toffola Sud. AG	Trivento Bodegas y	Subsidiary	Debt - Supplier
Argentina	Viñedos S.A			—	—
Banco BBVA	Trivento Bodegas y Viñedos S.A	Subsidiary	Debt Banks	—	—
Banco Santander-Santiago	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—
Banco Santander-Santiago	Trivento Bodegas y Viñedos	Subsidiary	Debt Banks	—	—
Banco Boston	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—
Banco Santander-Santiago	Distribuidora Peumo Argentina S.A.	Subsidiary	Debt Banks	—	—
Banco Citibank	Concha y Toro U.K. Limited	Subsidiary	Debt Banks	—	—

	Outstanding balances at financial statement’s closing date			Guarantee release

Beneficiary	2003	2004	2005	2006	2007

Della Toffola Sud. AG
Argentina	237,095	155,095	(93,057)	(62,038)	—
Banco BBVA	—	696,750	—	—	(696,750)
Banco Santander-Santiago	—	3,344,400	—	—	(3,344,400)
Banco Santander-Santiago	—	1,114,800	—	—	(1,144,800)
Banco Boston	—	1,114,800	—	(1,114,800)	—
Banco Santander-Santiago	—	595,861	—	—	(595,861)
Banco Citibank	—	858,696	(882,624)	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 30 - Foreign and Domestic Currency

The following tables include the Company’s asset and liability accounts broken out by their currency denominations:

Assets
Current Assets

		As of December 31,

	Currency	2003	2004

		ThCh$	ThCh$

Cash	Ch$	1,196,454	819,428
Cash	US$	701,255	205,220
Cash	EUR	126,100	296,174
Cash	GBP	164,480	161,174
Cash	ARS	306,217	316,864
Trade accounts receivable	Ch$	8,667,924	9,690,667
Trade accounts receivable	US$	16,656,435	21,484,530
Trade accounts receivable	EUR	5,942,573	7,974,563
Trade accounts receivable	GBP	5,810,717	6,638,834
Trade accounts receivable	CAD	1,541,319	2,433,503
Trade accounts receivable	ARS	1,110,048	1,441,487
Notes receivable	Ch$	1,609,191	1,682,509
Notes receivable	ARS	776,394	669,972
Other accounts receivable	Ch$	(29,180)	364,939
Other accounts receivable	US$	30,191	485,299
Other accounts receivable	EUR	948,325	28,222
Other accounts receivable	CAD	16,418	17,084
Other accounts receivable	UF	98,172	93,630
Other accounts receivable	GBP	96,458	17,219
Other accounts receivable	ARS	5,646	410,170
Accounts receivable from related companies	Ch$	289,042	13,392
Accounts receivable from related companies	US$	—	349,944
Accounts receivable from related companies	ARS	215,410	—
Recoverable taxes	Ch$	2,362,163	1,690,020
Recoverable taxes	US$	329,913	1,065,240
Recoverable taxes	UF	—	17,574
Recoverable taxes	ARS	932,901	1,181,569

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 30 - Foreign and Domestic Currency, continued

		As of December 31,

	Currency	2003	2004

		ThCh$	ThCh$
Inventories		42,783,545	16,522,472
Inventories		—	23,798,843
Inventories		—	8,038,716
Inventories		—	—
Inventories		—	4,371,780
Prepaid expenses		5,807,661	7,777,985
Prepaid expenses		356,780	630,460
Prepaid expenses		746,906	321,262
Prepaid expenses		12,752	—
Prepaid expenses		421,217	444,635
Deferred taxes		1,154,220	1,097,117
Deferred taxes		—	24,344
Other current assets		—	(17,684)
Other current assets		1,694,744	513,260
Other current assets		—	(47,506)
Other current assets		—	167,050
Other current assets		5,289	236,953

Property, Plant and Equipment

Net property, plant and equipment	Ch$GBP	103,273,553	114,191,883
Net property, plant and equipment	GBP	11,042	38,897
Net property, plant and equipment	ARS	9,428,621	11,299,548

Other Assets

Other assets	Ch$	8,226,360	8,779,998
Other assets	US$		361,239
Other assets	UF		29,145
Other assets	ARS	4,890	9,567

Total Assets

Ch$	175,340,933	162,612,726
US$	19,769,318	48,894,035
EUR	7,029,750	16,290,169
GBP	6,087,986	7,093,077
ARS	13,201,344	20,169,936
CAD	1,557,737	2,617,637
UF	845,078	461,611

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 30 - Foreign and Domestic Currency, continued

Current liabilities

		UP TO 90 DAYS				91 DAYS TO 1 YEAR

		2003		2004		2003		2004

	Currency	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate

Short-term bank debt	Ch$	987,627	5.98%	2,032,934	2.40%	2,736,398	4.24%	—	—
Short-term bank debt	US$	—	—	525,141	1.64%	3,918,586	1.65%	7,890,501	2.86%
Short-term bank debt	UF	—	—	2,796,387	0.58%	5,267,102	1.58%	—	—
Short-term bank debt	EUR	221,662	0.0%	688,959	0.0%	1,260,980	0.0%	—	—
Short-term bank debt	GBP	—	—	—	—	—	—	1,080,102	5.13%
Current maturities of long-term bank debt	UF	—	—	1,420,525	1.57%	1,777,515	2.38%	754,374	0.96%
Current maturities of long-term bank debt	Ch$	—	—	88,741	5.22%	1,080,137	4.23%	4,673,869	2.55%
Current maturities of long-term bank debt	ARS	—	—	1,800,656	0.0%	—	—	—	—
Current maturities of long-term bank debt	US$	2,698,637	2.06%	27,677	2.56%	2,757,500	1.80%	3,537,770	3.20%
Current maturities of long-term bank debt	GBP	—	—	—	—	—	—	269,110	5.15%
Current maturities of long-term bank debt	EUR	—	—	—	—	562,060	3.20%	554,775	3.16%
Long-term debt with maturities with maturities within one year	UF	48,461	5.76%	69,183	1.47%	138,268	5.76%	214,329	1.47%
Long-term debt with maturities with maturities within one year	EUR	169,513	0.0%	—	—	—	—	—	—
Long-term debt with maturities with maturities within one year	US$	151,352	5.76%	—	—	—	—	—	—
Dividends payable	Ch$	1,264,129	0.0%	1,448,301	0.0%	—	—	—	—
Accounts payable	Ch$	11,303,842	0.0%	12,457,775	0.0%	—	—	—	—
Accounts payable	ARS	139,386	0.0%	461,130	0.0%	—	—	—	—
Accounts payable	US$	465,542	0.0%	979,919	0.0%	—	—	—	—
Accounts payable	EUR	—	—	181,681	0.0%	—	—	—	—
Accounts payable	GBP	279,197	0.0%	290,729	0.0%	—	—	—	—
Accounts payable	UF	1,023	0.0%	—	—	—	—	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 30 - Foreign and Domestic Currency, continued

		UP TO 90 DAYS				91 DAYS TO 1 YEAR

		2003		2004		2003		2004

	Currency	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate

Notes payable	Ch$	—	—	9,243	0.0%	—	—	—	—
Notes payable	US$	233,257	0.0%	157,513	0.0%	—	—	—	—
Notes payable	UF	367,483	0.0%	394,256	0.0%	—	—	—	—
Notes payable	CAD	15,437	0.0%	—	—	—	—	—	—
Notes payable	EUR	205,231	0.0%	68,314	0.0%	—	—	—	—
Notes payable	GBP	12,787	0.0%	—	—	—	—	—	—
Notes payable	SEK	13,871	0.0%	—	—	—	—	—	—
Notes payable	ARS	542,893	0.0%	610,336	0.0%	—	—	—	—
Notes and accounts payable to related companies	Ch$	2,276,242	0.0%	2,089,801	0.0%	—	—	—	—
Notes and accounts payable to related companies	US$	317,232	0.0%	838,854	0.0%	—	—	—	—
Other accounts payable	Ch$	320,615	0.0%	1,818,049	0.0%	—	—	—	—
Other accounts payable	US$	41,716	0.0%	52,699	0.0%	—	—	—	—
Other accounts payable	CAD	—	—	2,082	0.0%	—	—	—	—
Other accounts payable	EUR	—	—	3,433	0.0%	—	—	—	—
Other accounts payable	UF	657,363	0.0%	—	—	—	—	—	—
Other accounts payable	GBP	—	—	180	0.0%	—	—	—	—
Accrued expenses	Ch$	5,720,248	0.0%	4,270,447	0.0%	—	—	—	—
Accrued expenses	US$	3,911,739	0.0%	3,986,588	0.0%	—	—	—	—
Accrued expenses	EUR	809,197	0.0%	1,311,032	0.0%	—	—	—	—
Accrued expenses	CAD	296,661	0.0%	444,567	0.0%	—	—	—	—
Accrued expenses	ARS	719,233	0.0%	536,017	0.0%	—	—	—	—
Accrued expenses	UF	—	—	9,765	0.0%	—	—	—	—
Accrued expenses	GBP	562,993	0.0%	1,853,976	0.0%	—	—	—	—
Withholdings	Ch$	1,439,142	0.0%	1,546,157	0.0%	—	—	—	—
Withholdings	ARS	1,205	0.0%	201,850	0.0%	—	—	—	—
Withholdings	US$	295,319	0.0%	430,839	0.0%	—	—	—	—
Withholdings	EUR	60,890	0.0%	26,934	0.0%	—	—	—	—
Withholdings	GBP	293,598	0.0%	126,135	0.0%	—	—	—	—
Withholdings	UF	13,334	0.0%	1,176	0.0%	—	—	—	—
Income taxes payable	Ch$	—	—	547,059	0.0%	—	—	—	—
Income taxes payable	GBP	—	—	26,834	0.0%	—	—	—	—
Deferred revenues	Ch$	48,299	0.0%	59,669	0.0%	—	—	—	—
Deferred revenues	US$	—	—	47,150	0.0%	—	—	—	—
Other current liabilities	US$	14,639	0.0%	105,163	0.0%	—	—	—	—
Other current liabilities	GBP	—	—	57,820	0.0%	—	—	—	—
Total current liabilities
	Ch$	23,360,144		26,368,176		3,816,535		4,673,869
	US$	8,129,433		7,151,543		6,676,086		11,428,271
	UF	1,087,664		4,691,292		7,182,885		968,703
	EUR	1,466,493		2,280,353		1,823,040		554,775
	GBP	1,148,575		2,355,674				1,349,212
	ARS	1,402,717		3,609,989				—
	CAD	312,098		446,649				—
	SEK	13,871		0				—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 30 - Foreign and Domestic Currency, continued

Long-term liabilities as of December 31, 2003

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

	Currency	Amount	Annual Average interest rate	Amount	Annual Average interest rate	Amount	Annual Average interest rate	Amount	Annual Average interest rate

Long-term bank debt	US$	1,217,290	2.00%	—	—	—	—	—	—
Long-term bank debt	UF	5,218,509	2.16%	—	—	6,937,200	4.85%	—	—
Long-term bank debt	EUR	2,181,683	3.20%	1,090,765	3.20%	—	—	—	—
Long-term bank debt	Ch$	2,880,250	3.06%	—	—	—	—	—	—
Other long-term accounts payable	UF	374,302	5.76%	312,971	5.84%	223,841	5.41%	—	—
Long-term accounts payable to related companies	US$	912,968	0.00%	—	—	—	—	—	—
Long-term accrued expenses	Ch$	610,276	0.00%	—	—	—	—	—	—
Long-term deferred taxes	Ch$	917,114	0.00%	818,634	0.00%	2,022,897	0.00%	—	—
Total long-term liabilities
	US$	2,130,258	—	—	—	—	—	—	—
	UF	5,592,811	—	312,971	—	7,161,041	—	—	—
	EUR	2,181,683	—	1,090,765	—	—	—	—	—
	Ch$	4,407,640	—	818,634	—	2,022,897	—	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 30 - Foreign and Domestic Currency, continued

Long-term liabilities as of December 31, 2004

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

	Currency	Amount	Annual Average interest rate	Amount	Annual Average interest rate	Amount	Annual Average interest rate	Amount	Annual Average interest rate

Long-term bank debt	UF	—	—	1,342,071	4.85%	5,584,749	4.85%	—	—
Long-term bank debt	US$	6,688,800	0.00%	—	—	—	—	—	—
Long-term bank debt	EUR	2,171,767	3.16%	—	—	—	—	—	—
Long-term bank debt	Ch$	1,000,000	5.22%	8,000,000	5.22%	—	—	—	—
Long-term bank debt	GBP	268,343	5.15%	—	—	—	—	—	—
Long-term bank debt	ARS	5,155,501	—	—	—	—	—	—	—
Other long-term accounts payable	UF	312,593	1.48%	288,308	1.99%	77,375	1.99%	69,676	5.69%
Long-term accrued expenses	Ch$	—	—	—	—	—	—	670,456	0.00%
Long-term deferred taxes	Ch$	952,056	0.00%	959,486	0.00%	2,674,788	0.00%	—	—
Total long-term liabilities
	UF	312,593	—	1,630,379	—	5,662,124	—	69,676	—
	US$	6,688,800	—	—	—	—	—	—	—
	EUR	2,171,767	—	—	—	—	—	—	—
	Ch$	1,952,056	—	8,959,486	—	2,674,788	—	670,456	—
	GBP	268,343	—	—	—	—	—	—	—
	ARS	5,155,501	—	—	—	—	—	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 31 - Sanctions

As of December 31, 2004, the Company and subsidiaries, directors and/or administrators have not been subject to fines or sanctions from the Superintendency of Securities and Insurance or any other Chilean regulating agency.

Note 32 - Subsequent Events

January 20, 2005

At the Board of Directors’ meeting dated January 20, 2005, the directors agreed to issue non-convertible bonds with the purpose of financing the Company’s investment plans and the payment of bank obligations.  The maximum amount of bonds is a sum equivalent to two million UF with a maximum expiration period of twenty-five years.

At the Board of Directors’ Meeting dated March 10, 2005, the directors authorized the purchase of assets of Viña Francisco de Aguirre S.A., consisting of monetary assets, vineyards, vinification and bottling plants, machinery, supplies, casks, and brands.  The total purchase price paid for the assets was approximately ThCh$10,000,000 (ten billion pesos).

April 26, 2005

On April 26, 2005, Concha y Toro placed a 21-year bond for Ch$34,544 million on the local market.  35% of  the proceeds will be used to pay off  financial debt, mainly  short-term, and the remaining 65% to finance new investments for supporting future growth.

This bond placement was made at an annual interest rate of 3.9%, generating proceeds equivalent to 100% of their par value.

The costs incurred in the placement of these Bonds were  ThCh$612,334.

April 27, 2005

The Chilean Superintendency of Securities and Insurance and the stock exchanges were informed of the holding of the general shareholders’ meeting of Viña Concha y Toro S.A., which adopted the following resolutions, among others:

1.

Distribute against the earnings for the year 2004, a final dividend No.219 of Ch$6.62 per share payable as from May 26, 2005. (This is in addition to the interim dividends paid against the earnings for 2004, being dividends Nos.216 and 217,  both for Ch$2.00 per share, paid on September 30 and December 30, 2004 and dividend No.218 for Ch$2.00 payable on March 31, 2005).

2.

Maintain the dividend policy of distributing 40% of net income. It is therefore the board’s intention to distribute against the earnings obtained during the year 2005, three dividends Nos.220, 221 and 222 for Ch$2.50 each, payable as interim dividends on September 30 and December 30, 2005 and March 31, 2006. These dividends would be subject to the Company’s cash position. A fourth dividend will also be paid for the amount necessary to complete 40% of the net income for the year 2005, payable on a date to be determined by general shareholders’ meeting to be held in 2006.

3.	The election of the new board of directors of the Company, consisting of the following persons:

	a.	Alfonso Larraín Santa María
	b.	Rafael Guilisasti Gana
	c.	Pablo Guilisasti Gana
	d.	Mariano Fontecilla de Santiago Concha
	e.	Francisco Marín Estévez
	f.	Sergio de la Cuadra Fabres
	g.	Nils Christian Skibsted Cortés

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

April 27, 2005

The Chilean Superintendency of Securities and Insurance and the stock exchanges were informed that at an extraordinary meeting of the board of directors held on April 26, 2005, attended by the directors elected at the general shareholders’ meeting held on the same day, the following positions of the board were elected:

Chairman	:	Don Alfonso Larraín Santa María
Vice chairman	:	Don Rafael Guilisasti Gana

In accordance with Circular 1,526 of the Superintendency of Securities and Insurance, it is also reported that the same extraordinary board meeting agreed to appoint the following directors as members of the Directors’ Committee: Sergio de la Cuadra Fabres, Nils Christian Skibsted Cortés and Rafael Guilisasti Gana.

Of these, Messrs Sergio de la Cuadra Fabres and Nils Christian Skibsted Cortés were elected as directors with votes other than those of the controllers or parties related to them.

Between December 31, 2004 and the date of issuance of these financial statements there has been no other significant subsequent events which might materially alter the Company’s position and/or the interpretation of these financial statements.

Note 33 - Environment

During 2003 and 2004, the Company invested and disbursed funds destined, directly or indirectly, to the improvement of environmental conditions in compliance with certain local water use regulations.  The detail of these disbursements is as follows:

	As of December 31,

Investments	2003	2004

	ThCh$	ThCh$
Water treatment plants	153,679	75,525

	As of December 31,

Expenses	2003	2004

	ThCh$	ThCh$
Maintenance and supplies of water treatment plants	220,709	255,151

As of December 31, 2003 and 2004, the net balance of assets designated for the improvement of the environment amounted to ThCh$440,989 and ThCh$733,050, respectively and are presented within machinery and equipment and buildings and infrastructure.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 34 - Prepaid Expenses

The detail of these is as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$
Next harvest expenses	6,674,934	8,044,877
Prepaid rent	17,016	124,411
Prepaid insurance	335,493	426,538
Other prepaid expenses	317,873	578,516

Total	7,345,316	9,174,342

Note 35 - Sales

The detail of these is as follows:

	As of December 31,

	2002	2003	2004

	ThCh $	ThCh $	ThCh $
Sale of wine	125,344,567	150,311,679	180,523,851
Sale of services	3,793,333	3,394,034	2,744,207
Sale of other products	3,705,931	3,740,982	4,939,169

Total sales	132,843,831	157,446,695	188,207,227

Note 36 - Significant Events

March 19, 2004

On March 19, 2004, the Company informed the Chilean Superintendency of Securities and Insurance and the Chilean Stock Exchange of the General Shareholders’ Meeting to be held on April 30, 2004.  The agenda was as follows:

1.	Approval of the annual report, balance sheet, financial statements and the report of the independent auditors for the period beginning on January 1, 2003 and ending on December 31, 2003.

2.	Distribution of income and dividend distribution policy.

3.	The nomination of the Company’s independent external auditors for 2004.

4.	Directors’ remunerations.

5.

Determine the fees payable to directors who will be a part of the Committee referred to in Article No. 50 bis of Law No. 18,046 and determine the budget for expenses related to the activities performed by this Committee for the year 2004.

6.	Determination of the publication in which notice of the next shareholders’ meeting is to be published.

7.	Operations as governed by Article 44 of Law No. 18,046.

8.	Any other business.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

In the same Board of Directors’ Meeting, the directors agreed to summon shareholders to an Extraordinary Shareholders’ meeting that will be held on the same date indicated for the Ordinary Shareholders’ Meeting to provide their opinion on the Board of Directors’ proposal of establishing a program for the reacquisition of shares of Viña Concha y Toro S.A. to be placed in treasury stock.   In conformity with Articles Nos. 27 to 27 D of Law No. 18,046 on shareholders’ corporations, the main conditions being as follows:

1.	The objective of the program will be as follows:

a)

Investment through the acquisition and disposal of shares issued according to variations in the share price during the term of the program, in conformity with the agreement reached at the Extraordinary Shareholders’ Meeting;

b)

Placement of shares acquired in the stock markets that the Company currently trades in, or will trade in, and of future shares of American Depository Receipts (ADR’s) of Viña Concha y Toro S.A., based on observed variations in the share price during the term of the program, in conformity with the agreement reached at the Extraordinary Shareholders’ Meeting and the law;

2.	The maximum share percentage to be acquired will be 3% of shares subscribed and paid-up.

3.

Maximum price proposed to be paid for shares will be the weighted average of closing date prices of share traded in the Santiago Stock Exchange during the last twenty business days prior to the date of the respective purchase plus 15%.  The Company will propose that the Extraordinary Shareholders’ Meeting delegates to the Board of Directors, during the term of the program, that the price to acquire shares be established within the aforementioned limits.

4.	The term for the repurchase program would be 3 years starting on the date of approval by the Extraordinary Shareholders’ Meeting.

5.	The shareholders approved agreements they deem to be necessary.

The share reacquisition program was subsequently ratified by shareholders at the Extraordinary meeting.

March 19, 2004

On March 19, 2004, the Company informed the Chilean Superintendency of Securities and Insurance and Chilean Stock Exchanges of the following dividend policy proposed at the General Ordinary Shareholders’ Meeting:

•

Distribute out of net income for the year 2003, a final dividend No. 215 of Ch$5.24 per share which will be paid on May 28, 2004, which is added to those provisional dividends distributed with a charge to income for the year 2003 Nos. 212 and 213 for an amount of Ch$1.70 per share each paid on September 30, 2003 and December 30, 2003, respectively and dividend No. 214 for a sum of Ch$1.70, which will be paid on March 31, 2004.

•

Maintain as dividend policy 40% of net income.  The Board of Directors’ intention is to distribute with a charge to income obtained during 2004, three dividends Nos. 216, 217 and 218 for an amount of Ch$1.70 per share each, which will be paid as provisional dividends on September 30, 2004, December 30, 2004 and March 31, 2005, respectively.  A fourth dividend will be paid for the amount required to complete 40% of income for the year 2004, which will be paid in May 2005, upon becoming aware of and approving income for the year by the shareholders at the respective General Ordinary Shareholders’ Meeting.

•	In any case, this dividend policy depends on the Company’s available cash funds.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

May 3, 2004

On May 3, 2004, the Company informed the Chilean Superintendency of Securities and Insurance and Chilean Stock Exchanges of the approval by the shareholders at the General Ordinary Shareholders’ Meeting of the following schedule for the dividend policy:

•

Distribute out of net income for the year 2003, a final dividend No. 215 of Ch$5.24 per share which will be paid on May 28, 2004, which is added to those provisional dividends distributed with a charge to income for the year 2003 Nos. 212 and 213 for an amount of Ch$1.70 per share each paid on September 30, 2003 and December 30, 2003, respectively and dividend No. 214 for a sum of Ch$1.70, which will be paid on March 31, 2004.

•

Maintain as dividend policy 40% of net income.  The Board of Directors’ intention is to distribute with a charge to income obtained during 2004, three dividends Nos. 216, 217 and 218 for an amount of Ch$1.70 per share each, which will be paid as provisional dividends on September 30, 2004, December 30, 2004 and March 31, 2005, respectively.  A fourth dividend will be paid for the amount required to complete 40% of income for the year 2004, which will be paid in May 2005, upon becoming aware of and approving income for the year by the shareholders at the respective General Ordinary Shareholders’ Meeting.

•	In any case, this dividend policy depends on the Company’s available cash funds.

August 20, 2004

On August 20, 2004, the Company informed the Chilean Superintendency of Securities and Insurance and Chilean Stock Exchanges that in accordance with the Board of Directors’ meeting of August 19, 2004, the directors agreed to modify the amount of dividends Nos. 216, 217 and 218 from Ch$1.70 to Ch$2.00 per share payable on September 30, 2004 and December 30, 2004 and March 31, 2005, respectively.

In any case, the payment of these dividends will depend on the Company’s available cash funds.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Note 37 - Differences between Chilean and United States generally accepted accounting principles

Chilean GAAP varies in certain important respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Such differences involve certain methods for measuring the amounts shown on the face of the financial statements, as well as additional disclosures.

1.	Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements that have resulted in amounts that differ from those that would have otherwise been determined under U.S. GAAP are as follows:

a)	Inflation accounting

Under Chilean GAAP, financial statements are restated to reflect the full effects of the gain (loss) in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities.  The method is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements.  The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and year-end. The price-level restatement adjustments under Chilean GAAP are not reversed in the U.S. GAAP reconciliation as allowed under Securities and Exchange Commission rules.

b)	Business Combinations, Goodwill and Intangible Assets

As required by Statement of Financial Accounting Standard No. 141, “Business Combinations”, (“SFAS 141”), all business combinations consummated after June 30, 2001 are accounted for under the purchase accounting method, which requires that the purchase price be allocated to the acquired assets and liabilities on the basis of fair market value.  Any business combination prior to this date was accounted for under Accounting Principles Board No. 16, “Business Combinations”.  Any excess of the cost of the investment over such fair value is treated as goodwill. Under Chilean GAAP, for investments made prior to January 1, 2004, goodwill was recorded based on the difference between the investment purchase price and the book value of the assets acquired and liabilities assumed.  As of January 1, 2004, Technical Bulletin No. 72 was adopted for Chilean GAAP purposes.  Technical Bulletin No.  72 requires that assets acquired and liabilities assumed in a business combination be recorded at fair value and that any excess of cost over such fair value be recorded as goodwill. Goodwill continues to be amortized under Technical Bulletin No. 72.  Business combinations entered into by the Company have not produced significant differences in the recorded assets and liabilities in the accounting records of the acquirees between Chilean GAAP and U.S. GAAP.

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

The Company performed the annual impairment tests of goodwill required by the standard, and the tests did not result in any impairment.  The effects of reversing goodwill amortization from January 1, 2002 are included in the reconciliation in m).

For Chilean GAAP purposes, all intangible assets are assigned a useful life and are amortized on a straight-line basis over their useful lives.  Under U.S: GAAP, with the adoption of SFAS No. 142, intangible assets with indefinite lives are no longer amortized.  The Company has determined that intangible assets pertaining to telephone line rights and water rights have indefinite lives for U.S. GAAP purposes.  As the amortization expense for all years presented is not significant, no reversal is presented in paragraph m

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

c)	Investment in Debt and Equity Securities

In accordance with accounting principles generally accepted in Chile, marketable securities are stated at the lower of price-level restated cost or market value. Gains are recorded only when realized. The investments which the Company holds are stated at price-level restated cost at December 31, 2002, 2003 and 2004.  For U.S. GAAP purposes, the Company’s portfolio of marketable securities have been classified as available-for-sale, in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).  Consequently, any adjustment to market value has been recorded as a separate component of equity in  Other Comprehensive Income.  No other-than-temporary impairments were recorded for these available-for-sale marketable securities for the years ended December 31, 2002, 2003, or 2004.  The required disclosures for investments classified as available-for-sale in accordance with SFAS 115 is shown in paragraph 2 c).  The effect of this difference is included in the reconciliation of shareholders’ equity in paragraph 1 k) below.

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

The adjustment included in paragraph 1 k) below represents items remaining in inventory as of December 31, 2002 that were produced in prior years, consisting primarily of premium wines.

f)	Capitalized interest

Under Chilean GAAP, all interest on debt specifically associated with a construction project must be capitalized.  Capitalization of interest on other debt not specifically associated with  construction projects is optional. Such capitalized interest includes foreign-exchange gains/losses, if applicable,  on borrowings.  Interest is capitalized based on the Company’s weighted average interest rate on long-term debt, or if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the property or equipment is ready for service or its intended use, at which point depreciation on the asset begins.

Under U.S. GAAP, capitalization of interest on qualifying assets under construction is required, and corresponds to the amount of interest which could have been avoided had the construction projects not been entered into.  Amounts capitalized under Chilean GAAP related to foreign currency exchange gains and losses and the related monetary gain on foreign currency borrowings for construction costs must be reversed.

Beginning in 1994, the Company began to capitalize interest for Chilean GAAP purposes relative to qualifying assets (consisting principally of storage and aging containers and vineyards, which require 3 to 5 years to be ready for production) during the period that such assets are being constructed or prepared for productive use and in conformity with US GAAP treatment.  Subsequently, the amount of interest capitalized each year has been the same for both U.S. and Chilean GAAP purposes.  The adjustment included in paragraph 1 k) below corresponds to the amount of capitalized interest for U.S. GAAP purposes prior to 1994 and its associated amortization under the straight-line method based on the estimated useful lives of the related assets.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

g)	Deferred income taxes

Prior to December 31, 1999, deferred taxes were not recognized for Chilean GAAP. Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, recognizing through the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as “complementary”) asset and liability was recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary asset and liability is being amortized to income over the estimated reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates. For U.S. GAAP purposes, deferred taxes were recognized on a comprehensive basis for all periods presented in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). Therefore, the principal difference between Chilean GAAP and U.S. GAAP related to deferred taxes is the reversal of the amortization of the complementary deferred tax asset and liability accounts recorded under Chilean GAAP.

Additionally, the Company has recognized the deferred tax effect related to other U.S. GAAP adjustments that give rise to temporary differences. The effect of accounting for deferred taxes under U.S. GAAP is included in the reconciliation of consolidated net income and shareholder’s equity in paragraph 1 k) below.

h)	Comprehensive income

The Company presents comprehensive income and its components with the objective of reporting a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income is the total net income from other non-owner equity transactions that result in changes in equity.

The following represents accumulated other comprehensive income balance, net of taxes, for the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31, 2002

	Unrealized gains (losses) on marketable securities	Tax effect	CTA(1)	Total

	ThCh$		ThCh$
Beginning balance	241,198	(40,195)	339,631	540,634
Charge (credit) for the year	(17,038)	3,209	415,262	401,433
Ending balance	224,160	(36,986)	754,893	942,067

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

	Year ended December 31, 2003

	Unrealized gains (losses) on marketable securities	Tax effect	CTA	Total

	ThCh$		ThCh$
Beginning balance	224,160	(36,986)	754,893	942,067
Charge (credit) for the year	14,544	(3,594)	(2,443,134)	(2,432,184)
Ending balance	238,704	(40,580)	(1,688,241)	(1,490,117)

	Year ended December 31, 2004

	Unrealized gains (losses) on marketable securities	Tax effect	CTA	Total

	ThCh$		ThCh$
Beginning balance	238,704	(40,580)	(1,688,241)	(1,490,117)
Charge (credit) for the year	(24,889)	4,232	(42,791)	(63,448)
Ending balance	213,815	(36,348)	(1,731,032)	(1,553,565)

	(1)	Reflects the effect of price-level restatement for comparative purposes on the comprehensive income at the beginning of each period, adjusted to constant pesos of December 31, 2004.

i)	Derivatives

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

The unrealized gains or losses on a “hedge” of a forecasted transaction (documented as required under Technical Bulletin 57) are deferred and recognized upon contract maturity/termination.

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statement.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Under US GAAP, beginning January 1, 2001, the Company adopted Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and other complementary rules and amendments, which established comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Standard required that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. The standards also require formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

For the three years in the period ended December 31, 2004, the Company had no embedded derivative instruments as defined under US GAAP which required bifurcation. No further derivative adjustments were posted in the US GAAP reconciliation due to their insignificant amounts.

j)	Dividends

The company has a legal obligation to declare and pay dividends equal to at least 30% of consolidated net income as determined in accordance with Chilean GAAP.  Accordingly, an adjustment was made in the accompanying U.S. GAAP stockholders’ equity reconciliation in paragraph 1 k) to recognize as dividends the difference between the dividends recorded as provisional dividends under Chile GAAP and the minimum dividend requirement.

k)	Effects of conforming to U.S. GAAP

The following is a reconciliation of consolidated net income under Chilean GAAP to the corresponding U.S. GAAP amounts:

	Years ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Net income in accordance with Chilean GAAP	16,887,011	19,048,402	22,689,487
Reversal of Goodwill Amortization (par. 1 b)	84,300	81,216	81,216
Reversal of additional depreciation of revaluation by technical appraisal (par. 1 d)	30,633	29,908	44,745
Adjustment of inventories (par. 1 e)	(45,466)	(11,643)	—
Capitalized interest (par. 1 f)	—	—	—
Depreciation on capitalized interest (par. 1 f)	(64,279)	(59,770)	(44,148)
Deferred taxes (par. 1 h)	329,225	256,597	131,213
Deferred tax effect of U.S. GAAP adjustments (par. 1 h)	18,143	12,082	7,506

Net income in accordance with U.S. GAAP	17,239,567	19,356,792	22,910,019

Other comprehensive income:
Unrealized holding gains and losses on available-for-sale securities, net of taxes (par. 1 c)	(13,829)	10,950	(20,657)
Foreign currency translation	430,635	(2,433,807)	(6,648)

Total comprehensive income	17,656,373	16,933,935	22,882,714

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

The following is a reconciliation of consolidated shareholders’ equity differences under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	As of December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Shareholders’ equity in accordance with Chilean GAAP	132,088,421	141,617,354	156,035,339
Reversal of Goodwill Amortization (par. 1 b)	84,300	165,516	246,732
Marketable securities (par. 1 c)	224,160	238,704	213,815
Reversal of revaluation of technical appraisal (par. 1 d)	(2,032,497)	(2,002,590)	(1,957,845)
Adjustment of inventories (par.1 e)	11,642	—	—
Capitalized interest (par. 1 f)	1,084,272	1,084,272	1,084,272
Accumulated depreciation on capitalized interest (par. 1 f)	(497,063)	(556,833)	(600,981)
Deferred taxes (par.1 h)	(2,457,620)	(2,201,023)	(2,069,810)
Deferred tax effect of U.S. GAAP adjustments (par. 1 h)	(138,733)	(130,245)	(118,507)
Minimum dividend (par. 1 l)	(1,621,948)	(1,981,372)	(2,404,658)

Shareholders’ equity in accordance with U.S. GAAP	126,744,934	136,233,783	150,428,357

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the years ended December 31, 2002, 2003 and 2004:

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Balance as of January 1	115,639,565	126,744,934	136,233,783
Dividends paid	(2,418,563)	(3,352,513)	(3,862,666)
Provisional dividends	(3,444,156)	(3,733,148)	(4,402,188)
Mandatory dividends, previous date	933,662	1,621,947	1,981,372
Mandatory dividends, closing date	(1,621,947)	(1,981,372)	(2,404,658)
Unrealized gains on Available-for-sale investments, net of taxes	(13,829)	10,950	(20,657)
Cumulative translation adjustment	430,635	(2,433,807)	(6,648)
Net income in accordance with U.S. GAAP	17,239,567	19,356,793	22,910,019

Balance as of December 31	126,744,934	136,233,783	150,428,357

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

2.	Additional disclosure requirements

The following disclosures of information are not generally required for presentation in the financial statements under Chilean accounting principles, but are required or recommended under U.S. GAAP.

	a)	Nature of Operations and Concentrations

Viña Concha y Toro S.A. is a vertically integrated company engaged principally in the production and sale of wine The Company’s wines are sold in 95 countries. Foreign operations’ sales represented 75.7% of total sales and domestic sales represented 24.3%. Foreign operations’ sales are denominated in foreign currencies.

	b)	Earnings per share

The following disclosure of net income per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP. Earnings per share are determined by dividing consolidated net income by the weighted average number of total shares outstanding.

	Years ended December 31,

	2002	2003	2004

	Ch$	Ch$	Ch$
Basic and diluted earnings per share (based on U.S. GAAP) (1)	23.97	26.92	31.86
Basic and diluted earnings per share (based on Chilean GAAP) (1)	23.48	26.49	31.55
Weighted average number of total shares outstanding	719,170,735	719,170,735	719,170,735

(1)

Basic and diluted earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or equity securities. Consequently, there are no potentially dilutive effects on the earnings of the Company.

c)	Fair value disclosures

For purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

There are certain limitations inherent in the fair value data since while the data represents management’s best estimates, the data is subjective, involving significant estimates regarding current economic and market conditions. The methods and assumptions used to estimate the fair values are as follows:

•

For cash, short-term deposits and marketable securities, and current receivables and payables, the carrying amounts approximate the fair value due to the short-term maturity of these instruments.  For interest bearing liabilities, 90% of which is contracted at fixed rates, the book value is considered to be equivalent to their fair value.

•

The fair market values of cash and cash equivalents, short-term borrowings, and notes and loans payable approximate the values at which these accounts are presented in the financial statements as of December 31, 2003 and 2004.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

The following is a summary of available-for-sale securities:

	As of December 31, 2003

Available-for-Sale Investments:	Cost	Gross Unrealized Gains	Estimated Fair Value

	ThCh$	ThCh$	ThCh$
Investments in equity securities	282,115	238,704	520,819
Total	282,115	238,704	520,819

	As of December 31, 2004

Available-for-Sale Investments:	Cost	Gross Unrealized Gains	Estimated Fair Value

	ThCh$	ThCh$	ThCh$
Investments in equity securities	294,320	213,815	508,135
Total	294,320	213,815	508,135

Certain marketable securities are classified as investments in other companies (as described in Note 12) for Chilean GAAP purposes. These securities are considered marketable securities for U.S. GAAP presentation purposes.

d)	Useful life of property, plant and equipment

The Company’s property, plant, and equipment are being depreciated over the following useful lives:

Years

Plantations	20 years
Buildings and infrastructure	25 to 40
Aging barrels	5 to 25
Machinery and equipment	3 to12
Transportation equipment	4 to 6
Bottles and packaging	3 years
Other fixed assets	5 to 8
Leased assets	5 to 25

e)	Income taxes

Income tax expense recognized under US GAAP is as follows for each year presented:

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Charge for the period under Chilean GAAP	3,083,655	3,451,819	4,839,774
U.S. GAAP Adjustments:
Deferred tax effect of applying SFAS No. 109	(329,225)	(256,597)	(131,213)
Deferred tax effect of U.S. GAAP adjustments	(18,143)	(12,009)	(7,506)

Charge for the period under U.S. GAAP	2,736,287	3,183,213	4,701,055

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

The Chilean statutory tax rate in effect for each of the years presented was 16.0%, 16.5%, and 17% for 2002, 2003, and 2004, respectively.  The reconciliation of income tax expense as computed at the statutory income tax rate to the provision for income tax expense is as follows:

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Tax expense at statutory Chilean tax rates	3,197,879	3,719,887	4,656,392
Increase (decrease) in statutory rates resulting from:
Non-deductible expenses	699,194	322.630	415,587
Non-taxable income	(1,159,630)	(828,075)	(429,009)
Other	(1,156)	(31,219)	58,085

Tax expense at effective tax rates	2,736,287	3,183,213	4,701,055

Significant components of the Company’s deferred tax assets and liabilities, under U.S. GAAP, arising from continuing operations as of December 31 are as follows:

	Year Ended December 31, 2003			Year Ended December 31, 2004

Temporary differences	SFAS N°109 applied to Chile GAAP	SFAS N°109 applied to US GAAP Adjustments	SFAS N°109 US GAAP Balance	SFAS N°109 applied to Chile GAAP	SFAS N°109 applied to US GAAP Adjustments	SFAS N°109 US GAAP Balance

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Provision for doubtful accounts	30,242	—	30,242	72,433	—	72,433
Provision for obsolescence	156,259	—	156,259	233,013	—	233,013
Amortization of Intangibles	29,525	—	29,525	42,212	—	42,212
Provision for vacations	124,403	—	124,403	167,374	—	167,374
Staff severance indemnities	108,852	—	108,852	113,978	—	113,978
Inventories	68,724	—	68,724	—	—	—
Unrealized gains	250,605	(40,580)	210,025	304,592	(36,348)	268,244
Benefits for tax loss carryforwards*	922,570	—	922,570	905,126	—	905,126
Other	5,934	—	5,934	157,794	—	157,794

Total deferred assets	1,697,114	(40,580)	1,656,534	1,996,522	(36,348)	1,960,174

Capital lease agreements	29,889	—	29,889	23,563	—	23,563
Production expenses	567,023	—	567,023	1,129,700	—	1,129,700
Fixed assets depreciation	5,627,560	89,665	5,717,225	6,254,182	82,159	6,336,341
Other	278,090	—	278,090	123,756	—	123,756

Total deferred liabilities	6,502,562	89,665	6,592,227	7,531,201	82,159	7,613,360

Net deferred tax assets (liabilities)	(4,805,448)	(130,245)	(4,935,693)	(5,534,679)	(118,507)	(5,653,186)

*

Approximately ThCh$305,000 of the total benefits for tax loss carryforwards relate to Chilean subsidiaries, with the remaining portion attributable to tax loss carryforwards generated by Chilean holding companies of the Argentine operating subsidiaries.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

g)	Shareholders’ equity

As of December 31, 2004, the authorized share capital of the Company was comprised of 719,170,735 nominal shares without stated value all of which were issued, outstanding, registered and freely traded on the three Chilean stock exchanges. Of these authorized shares, 142,000,000 were registered and freely traded on the U.S. stock exchange via the American Depository Receipt (ADR) mechanism. Shareholders elect the members of the Board of Directors with each share having equal voting rights.

In accordance with Chilean regulations, other reserves of ThCh$6,942,891 included in shareholders’ equity as of December 31, 2004 are not distributable as dividends.

h)	Lease commitments

The Company leases certain office space under a long-term lease which is accounted for as a capital lease for Chilean and U.S. GAAP.  Rentals are due in quarterly installments through January 2010 and are stated in U.F. The lease liability is recorded in other payables.  The related future minimum lease payments as of December 31, 2004 were as follows:

Year ended December 31,

ThCh$
2005	156,596
2006	156,596
2007	156,596
2008	156,596
2009	156,596
Thereafter	78,298

Total future minimum lease payments	861,278
Interest	(127,493)

Present value of net minimum lease payments	733,785

Amortization of assets recorded under capital leases is included within depreciation expense is ThCh$89,012 for each of the years ended December 31, 2002, 2003, and 2004.

Rent expense for the years ended December 31, 2002, 2003, and 2004 was ThCh$166,676, ThCh$159,116 and ThCh$156,596, respectively.

i)	Credit arrangements

The Company has renewable line of credit arrangements for short-term Chilean peso borrowing with  various Chilean and foreign banks totaling, in the aggregate ThCh$115,004,166, of which ThCh$56,554,046 was available as of December 31, 2004.

In accordance with Chilean regulations, other reserves of ThCh$6,942,891 included in shareholders’ equity as of December 31, 2004 are not distributable as dividends.

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company’s customer base and their dispersion around the world. Sales to the Company’s five largest distributors, represented  57.6%, 51.2% and 44.1%  of total export revenues for the years ended December 31, 2002, 2003, and 2004 respectively.  The Company’s exclusive agent and importer in the United States, who  imports and resells the Company’s products to distributors who service all 50 states, was the Company’s largest single customer in 2004,  corresponding to  13.1% of the Company’s total revenue and 22.3% of the company export revenues (15.8% and 25.6% in 2003  and  18.6% and 26.3% in 2002, respectively).

k)	Advertising costs

Advertising costs are expensed as incurred. Advertising expense of ThCh$11,514,905, ThCh$13,986,029, and ThCh$15,821,901 was recorded in 2002, 2003, and 2004, respectively.

l)	Segment information

Revenues from sales of wine by major geographic areas based on location of customer are as follows

The sales are grouped by destination of the goods sold.

	Years ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
CHILE OPERATIONS	38,814,417	40,142,281	45,696,472
FOREIGN OPERATIONS
Europe	43,196,104	56,670,852	72,271,832
United States (1)	23,161,636	26,506,869	26,139,747
South America	9,498,611	12,768,669	18,327,666
Central America and Caribbean	8,691,925	9,722,404	11,696,308
Asia	4,880,283	5,539,594	6,088,445
Canada	4,219,731	5,596,946	7,073,136
Other	381,124	499,080	913,621
Total foreign operations	94,029,414	117,304,414	142,510,755

Total	132,843,831	157,446,695	188,207,227

                    Long-lived assets by geographic area for each of the three years presented are as follows:

	Years ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
CHILE OPERATIONS	100,099,178	111,497,320	123,362,264
FOREIGN OPERATIONS	10,826,024	9,447,146	11,348,013
Argentina	10,814,290	9,436,085	11,309,116
England	11,734	11,061	38,897

Total Long-lived Assets (1)	110,925,203	120,944,215	134,710,277

(1)	Long-lived assets are comprised primarily of property, plant, equipment, goodwill and other intangible assets.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

m)	Allowances for doubtful accounts, Income tax recoverable, inventories and others

The following is a rollforward of the changes to the allowances for doubtful accounts, income tax recoverable, inventories, and the allowance for other accounts receivable:

	Balance at beginning of year	Price-level Restatement (1)	Charged to costs and expenses	Write-offs	Balance at end of year

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Year ended December 31, 2002
Deducted from asset accounts:
Allowance for doubtful accounts	194,268	(5,658)	145,408		334,018
Allowance for inventories	140,171	(4,044)	383,484		519,611
Income tax recoverable
Year ended December 31, 2003
Deducted from asset accounts:
Allowance for doubtful accounts	334,018	(3,308)	175,250	(369,034)	136,926
Allowance for inventories	519,611	(5,144)	434,490	(29,788)	919,169
Income tax recoverable			138,375		138,375
Other accounts receivable			172,752		172,752
Year ended December 31, 2004
Deducted from asset accounts:
Allowance for doubtful accounts	136,926	(3,424)	241,565	(750)	374,317
Allowance for inventories	919,169	(22,418)	1,219,929	(743,779)	1,372,901
Income tax recoverable	138,375	(3,375)	—	—	135,000
Other accounts receivable	172,752	(4,049)	—	(66,048)	102,655

(1)	Reflects the effect of price-level restatement for comparative purposes on the allowance for doubtful accounts at the beginning of each period, adjusted to constant Chilean pesos of December 31, 2004.

n)	Disclosure regarding interest capitalization

	Years ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Interest cost incurred	1,602,959	1,096,124	1,980,995
Interest capitalized under Chilean GAAP	484,543	190,113	242,918
Interest capitalized under US GAAP	484,543	190,113	242,918

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

o)	Cash flow information

The cash flow statement under Chilean GAAP does not differ significantly from a US GAAP cash flow statement.  The cash provided by (used in) operating activities, the cash provided by (used in) financing activities, and cash provided by (used in) investing activities are as follows:

	Years ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Cash provided by operating activities under Chilean GAAP	19,781,699	16,027,570	13,729,464

Cash provided by operating activities under U.S. GAAP	19,781,699	16,027,570	13,729,464

Cash provided by (used in) financial activities under Chilean GAAP	(13,542,696)	1,196,058	10,107,279

Cash provided by (used in) financial activities under U.S. GAAP	(13,542,696)	1,196,058	10,107,279

Cash used by investing activities under Chilean GAAP	(5,619,865)	(17,840,362)	(24,451,802)
Sale of investments	(134,605)	—	—

Cash used by investing activities under U.S. GAAP	(5,754,470)	(17,840,362)	(24,451,802)

For purposes of the statement of cash flows using U.S. GAAP classifications, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.  The detail of cash and cash equivalents is as follows:

	Years ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Cash	2,402,320	2,494,506	1,798,860
Time deposits and others	1,199,806	—	—

Total cash and cash equivalents	3,602,126	2,494,506	1,798,860

Cash paid for interest and income taxes during 2002, 2003, and 2004 were:

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Cash paid for interest	1,372,668	627,618	1,727,360
Cash paid for income taxes	2,644,661	3,922,558	3,334,852

Non-cash activities:

The Company entered into ThCh$1,343,612 , ThCh$292,136, and ThCh$0 in capital lease agreements in the years ended December 31, 2002, 2003, and 2004 respectively.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

p)	Estimated Amortization Expense of Intangibles

The estimated amortization expense in each of the succeeding five years for intangible assets is expected to be approximately ThCh$135,633 for 2005, ThCh $ 148,638 for 2006, ThCh $ 149,953 for 2007, ThCh $155,587 for 2008, and ThCh $158,707 for 2009.

q)	Maturities of debt

The following payments of bank borrowings (short term obligations and short-term portion of long-term obligation) and long-term debt, are scheduled to be paid during each of the following five years as indicated below:

Year ended December 31,	ThCh$

2005	28,141,521
2006	11,334,715
2007	3,949,697
2008	4,500,000
2009	4,842,071
Thereafter	5,584,748

Total	58,352,752

r)	Income statement presentation

Operating income, for U.S. GAAP purposes, for the years ended December 31, 2002, 2003, and 2004 is ThCh $21,289,685, ThCh $21,668,752, and ThCh $30,316,161, respectively.

w)	Disclosures regarding post-retirement benefits

Please see Note 2.q) for a description of the Company’s accounting policies regarding severance indemnities and Note 21 for the required disclosures under Chilean GAAP.  Additional disclosures related to post-retirement benefit obligations that are required under U.S. GAAP are not material to the financial statements.

x)	New accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), and requires that these costs be recognized as current period charges. The provisions of SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  Management does not expect the adoption of this statement to have a material impact on our results of operations, financial position or cash flows.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment”, which requires the recognition of compensation cost for all share-based payments (including employee stock options) at fair value.  This standard amends and clarifies the accounting for stock compensation plans under SFAS No. 123, “Accounting for Stock-Based Compensation”, and is effective for interim or annual periods beginning after June 15, 2005.  Management does not expect the adoption of this statement to have a material impact on our results of operations, financial position or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets an Amendment of APB Opinion No. 29” (“SFAS No. 153”). SFAS No. 153 is effective for interim periods beginning July 1, 2005. Under SFAS No. 153, assets exchanged in non-monetary transactions will be measured at fair value, as long as the transaction has commercial substance and the fair value is determinable within reasonable limits. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  Management does not expect the adoption of this statement to have a material impact on our results of operations, financial position or cash flows.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2004 and US dollars

In March 2005 the Financial Accounting Standards Board (FASB) published FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.”  Interpretation 47 clarifies that the term “conditional asset retirement obligation” as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, and refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity.  Interpretation 47 requires entities to record such obligations, and also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.  Interpretation 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises).  The Company adopted SFAS 143 effective January 1, 2003, and currently does not expect that the adoption of Interpretation 47 will have a material impact on our results of operations, financial position or cash flows.

The Financial Accounting Standards Board (FASB) has issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle.

Statement 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement 154 improves financial reporting because its requirements enhance the consistency of financial information between periods.  The Company is assessing the impact of this pronouncement on its financial condition, results of operations and cash flows.