Form 20-F
period 2005-12-31
CONCHA Y TORO WINERY INC
filed 2006-07-14
CIK 930543

As filed with the Securities and Exchange Commission on July 14, 2006

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F
ANNUAL REPORT
 PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005	Commission File number 001-13358

Viña Concha y Toro S.A.
(Exact name of Registrant as specified in its charter)

Concha y Toro Winery Inc.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Casilla 213
Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile
(562) 476-5000
(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered

American Depositary Shares (“ADS”), each representing 20 Shares of common stock	New York Stock Exchange
Shares of common stock (“Shares” or “Common Stock”), without nominal (par) value, of Viña Concha y Toro S.A.	New York Stock Exchange*

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

Shares of common stock without nominal (par) value                                                                              719,170,735

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the Registrant is large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐	Item 18 ☒

*  Not for trading, but only in connection with the registration of ADS.

*	Omitted because the item is not applicable

**	The Registrant has responded to Item 18 in lieu of this Item.

-i-

CERTAIN DEFINED TERMS

          Unless otherwise specified, all references to “U.S. dollars,” “dollars” or “US$” are to United States dollars and all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos.  Viña Concha y Toro S.A. (“Concha y Toro” or the “Company”), a corporation (sociedad anónima abierta) formed under the laws of the Republic of Chile (“Chile”), publishes its consolidated financial statements in Chilean pesos that are adjusted to reflect changes in purchasing power due to inflation.  See Notes 2(d), 25 and 38  to the audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 2004 and 2005 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2003, 2004 and 2005 (the “Consolidated Financial Statements”) contained in Item 18.  Unless otherwise specified, financial information regarding the Company is presented in constant Chilean pesos as of December 31, 2005 and in accordance with generally accepted accounting principles in the Republic of Chile (“Chilean GAAP”).  Chilean GAAP varies in certain important respects from generally accepted accounting principles in the United States (“U.S. GAAP”).  See Note 38 to the Consolidated Financial Statements contained in Item 18.  Amounts in tables appearing in this Annual Report may not total due to rounding.

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

FORWARD-LOOKING STATEMENTS

          This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items.  Forward-looking statements contained in this Annual Report may be identified by the use of forward-looking terminology, such as “anticipate,” “continue,” “estimate,” “expect,” “intend,” “may,” or the negative thereof or other variations thereon or comparable terminology.  In particular, among other statements, certain statements in Item 4 — “Information on the Company — Business Overview” with regard to management objectives, trends in market shares, market standing and product volumes, and the statements in Item 5 —  “Operating and Financial Review and Prospects” and Item 11 — “Quantitative and Qualitative Disclosures About Market Risk,” with regard to trends in results of operations, margins, overall market trends, interest rates, and exchange rates are forward-looking in nature.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

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

Selected Historical Financial Data

          The following table presents selected consolidated financial data, under the captions “Consolidated Income Statement Data — Chilean GAAP,” “Consolidated Balance Sheet Data — Chilean GAAP,” and “Selected Financial Ratios” as of December 31, 2005 and 2004 and for the three years in the period ended December 31, 2005 derived from the financial statements included herein and the balance sheet as of December 31, 2003, 2002, and 2001 and the statements of income, shareholders’ equity and cash flows for the two years in the period ended December 31, 2002.  The balance sheet as of December 31, 2003, 2002, and 2001 and statements of income, shareholders’ equity and cash flows for the two years in the period ended December 31, 2002 are not included in this Annual Report.  The balance sheet as of December 31, 2005 and 2004 and the statements of income, changes in shareholders’ equity and cash flows for the three years in the period ended December 31, 2005 have been audited by Deloitte & Touche, Sociedad de Auditores y Consultores Ltda., an independent registered public accounting firm.  This information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the Notes thereto.  The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP.  Note 38 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP which affect the financial statements of the Company, the effects of such differences on the calculation of shareholders’ equity and net income, and a reconciliation to U.S. GAAP of shareholders’ equity at December 31, 2004 and 2005 and of net income for each of the three years in the period ended December 31, 2005.  All information expressed in Chilean pesos, except dividends, is presented in constant Chilean pesos at December 31, 2005 purchasing power based on the Chilean Consumer Price Index (“CPI”).

	As of and for the Year Ended December 31,

	2001 Ch$	2002 Ch$	2003 Ch$	2004 Ch$	2005 Ch$

	(Expressed in millions of constant Ch$, except financial ratios and per share amounts)
Consolidated Statement of Income Data
Chilean GAAP:
Revenue from sales	123,330	137,626	163,115	195,309	201,367
Operating income	20,017	21,997	23,428	31,491	24,909
Non-operating income (expense), net	(2,430)	(1,296)	(113)	(2,983)	(2,394)
Net income	14,614	17,495	19,734	23,506	19,039
Net income per Share	20.32	24.33	27.44	32.69	26.47
Net income per ADS(1)	406	487	549	654	530
Dividend declared per share	8.3	8.2	10.3	13.1	10.6
Weighted average number of shares Outstanding(2)	719,170,735	719,170,735	719,170,735	719,170,735	719,170,735
U.S. GAAP:
Revenues from sales	123,330	137,626	163,115	195,309	201,367
Operating income	18,884	22,056	23,038	31,523	24,641
Net income	13,237	17,860	20,054	23,735	20,900
Basic and diluted earnings per share	18.41	24.83	27.88	33.00	29.06
Consolidated Balance Sheet Data
Chilean GAAP:
Total assets	200,093	209,438	231,890	267,214	307,963
Long-term debt	23,799	14,684	20,228	32,073	60,275
Shareholders’ equity	124,976	136,843	146,715	161,652	170,151
Capital stock	49,947	49,947	49,947	49,947	49,947
U.S. GAAP:
Total assets	198,899	208,272	228,365	266,164	306,016
Long-term debt	23,799	14,684	20,228	31,299	60,275
Shareholders’ equity	119,803	131,308	141,138	155,844	167,417
Selected Financial Ratios (3)
Chilean GAAP:
Operating margin	16.2%	16.0%	14.4%	16.1%	12.4%
Net Margin	11.8%	12.7%	12.1%	12.0%	9.5%
Debt to equity	35.6%	27.4%	31.2%	38.1%	52.2%
Debt to capitalization	26.3%	21.5%	23.8%	27.6%	34.3%
U.S. GAAP:
Operating margin	15.3%	16.0%	14.1%	16.0%	12.2%
Net Margin	10.7%	13.0%	12.3%	12.2%	10.4%
Debt to equity	37.2%	28.5%	32.5%	39.5%	53.1%
Debt to capitalization	27.1%	22.2%	24.5%	28.3%	34.7%
Consumer Price Index(4)	3.1%	3.0%	1.0%	2.5%	3.6%

(1)	Determined by multiplying per Share amounts by 20 (1 ADS = 20 Shares).
(2)	Calculated on the basis of the number of shares outstanding and fully paid together with the pro-rata portion of the number of shares outstanding but not yet fully paid for each period.
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

          Unless otherwise indicated, U.S. dollar equivalent information, except export figures, for information in Chilean pesos, is based on the Observed Exchange Rate for December 31, 2005, which was Ch$512.50 per U.S. dollar.  No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

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

          The Mercado Cambiario Informal (the “Informal Exchange Market”) is a currency market comprised of exchange houses and money changers in Chile.  The Informal Exchange Market reflects the supply and demand for foreign currency and the rate of exchange in the Informal Exchange Market can fluctuate freely, above or below the Observed Exchange Rate.  Since 1990, the rate of exchange for pesos into U.S. dollars in the Informal Exchange Market has been similar to that in the Formal Exchange Market.  The Observed Exchange Rate as of May 31, 2006 was Ch$531.11 per U.S. dollar.

          The following table sets forth the annual high, low, average and year-end Observed Exchange Rates for U.S. dollars for each year indicated, and for each month during the six previous six months, as reported by the Central Bank of Chile.  The Federal Reserve Bank of New York does not report any buying rate for Chilean pesos.

Annual High, Low, Average and Year-End
Observed Exchange Rate

	Ch$ per US$

Year	High(1)	Low(1)	Average(2)	Year-end

2001	716.62	557.13	634.94	654.79
2002	756.56	641.75	688.94	718.61
2003	758.21	593.10	691.40	593.80
2004	649.45	559.21	609.55	557.40
2005	592.75	509.70	559.86	512.50
December, 2005	518.63	509.70	514.33	—
January, 2006	535.36	512.50	524.48	—
February, 2006	532.35	516.91	525.70	—
March, 2006	536.16	516.75	528.77	—
April, 2006	526.18	511.44	517.33	—
May, 2006	532.92	512.76	520.79	—

(1)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.
(2)	The average of the monthly average rates during the period.

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

          The last severe freeze occurred in October 1991, and mainly affected the vineyards located in the Maipo region.  From 1996 to 1998, Chile experienced drought conditions which had an impact on the quality and yields of the grapes.  Future freezes or drought conditions in Chile could severely affect the quantity or quality of the production of wine by the Company.  See Item 4 — “Information on the Company — Chilean Wine Industry Overview.”

          Phylloxera, a pest which attacks the roots of grapevines, has widely infested vineyards outside of Chile but to date has never been found in Chilean vineyards.  The Company, like most Chilean wine grape growers, still uses the French root varieties which are susceptible to phylloxera.  While the Company carefully screens new root stock for signs of infestation and regulations imposed by the Servicio Agrícola y Ganadero (the “Chilean Agriculture Service”) require that all vegetation introduced into Chile be isolated under observation for a period of two years, there can be no assurance that the Company’s vineyards and other Chilean vineyards will continue to be phylloxera-free.  Infestation could have a material adverse effect on the Company while vineyards are being replanted and as they come into full production.  See Item 4 — “Information on the Company — Chilean Wine Industry Overview  —  Phylloxera.”

          Risks Associated with Higher Taxes, Tariffs.  In 2005, the Company’s export sales to third parties and sales of its foreign subsidiaries represented 73.8% of total revenues.  Wines are subject to a number of taxes and tariffs, including excise taxes in the United States and the Company’s other principal export markets.  Additional increases in such taxes and tariffs could depress wine consumption in those markets and could adversely affect the Company’s sales.

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

          Dependence on Distributors.  The Company relies on distributors to sell its products in export markets.  Sales to the Company’s largest distributor, Banfi Products Corporation (“Banfi”) in the United States represented 23.4% of the Company’s total export revenues in 2005, and 22.3% of total export revenues in 2004.  Sales to the Company’s five largest distributors, including Banfi, represented 44.3% and 44.1% of total export revenues in 2005 and 2004, respectively, and are expected to continue to represent a substantial majority of the Company’s total export revenues in the future.  The Company has written agreements with most of its distributors – usually 2 to 3 year terms, automatically renewable.  The replacement or poor performance of the Company’s distributors or the Company’s inability to collect accounts receivable from its distributors could materially and adversely affect the Company’s results of operations and financial condition.  In addition, the Company’s strategy to expand sales in major export markets is to a large extent dependent on the performance of its distributors.  See Item 4 — “Information on the Company — Business Overview — Company Sales — Export Markets — Distribution in Export Markets.”

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

          The Company has a license from Tetra Pak de Chile Comercial Ltda. (“Tetra Pak Chile”) to package wine in Tetra Brik packages, and purchases these unassembled pre-printed packages from Tetra Pak Chile.  Wine sold in Tetra Brik packages accounted for approximately 72.3% and 60.3% of the Company’s domestic sales by volume and value, respectively, in 2005 and 75.5% and 61.9%, respectively, in 2004.  Although the Company believes that alternate suppliers are available, an interruption in the supply of Tetra Brik packages to the Company for any reason could result in a short-term material adverse effect on the Company’s operations.  See Item 4 — “Information on the Company — Business Overview — Bottling.”

          The Company currently relies on approximately 600 outside vineyards for supplies of grapes and approximately 50 producers for bulk wine.  In 2005 and 2004, approximately 75%, of the grapes used in the production of its premium, varietal, bi-varietal and sparkling wines were purchased by the Company from independent growers in Chile.  Additionally, in 2005, the Company purchased grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company.  Most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year.  In 2005, the Company had long-term contracts with up to approximately 9.2% of its growers.

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

          Risks Relating to Chile

          Dependence on the Chilean Economy.  As of December 2005, 93% of the Company’s assets were located in Chile.  In 2005 and 2004, sales in the Chilean market accounted for approximately 26.2% and 24.3%, respectively, of the Company’s total revenues.  Historically, domestic wine sales show a high degree of correlation with the economic situation prevailing in a country.  Accordingly, the Company’s financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile.  The main Chilean indicators for 2004 and 2005 were:

•	GDP grew 6.2% in 2004 and 6.3% in 2005.

•	Private consumption grew 6.1% in 2004 and 8.2% in 2005.

•	The unemployment rate was 7.8% and 6.9% in December 2004 and 2005, respectively. As of April 2006, the unemployment rate was 8.3% compared to 8.2% in April 2005.

•	Levels of investment increased 11.7% in 2004 and 24.7% in 2005.

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

          Volatile and Illiquid Nature of the Market for the Common Stock in Chile.  The Common Stock of the Company is traded on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile and the Bolsa de Corredores — Bolsa de Valores (collectively, the “Chilean Exchanges”).  The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  The Santiago Stock Exchange, which is Chile’s principal exchange and which accounted for over 82% of Chile’s equity trading volume in 2005, had a market capitalization of approximately US$136 billion as of December 31, 2005, and an average monthly trading of US$1,727 million.  The ten largest companies in terms of market capitalization represented approximately 45.6% of the aggregate market capitalization of the Santiago Stock Exchange as of December 31, 2005.  Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States.  The ten most widely-traded stocks in terms of trading volume accounted for approximately 52.2% of all trading volume on the Santiago Stock Exchange in 2005.  During 2005, approximately 17% of the securities listed on the Santiago Stock Exchange traded an average of 85% or more of the trading days.

          In addition, the Chilean securities markets may be affected by developments in other emerging markets, particularly other countries in Latin America.

          Currency Fluctuations.  The Chilean peso has been subject to large fluctuations in value in the past,  most recently during 2005, and may be subject to significant fluctuations in the future.  See “Exchange Rates.”  Fluctuations in the exchange rate between the Chilean peso and other currencies affect the performance of the Company’s ADS, as well as its financial condition and results of operation in a variety of ways.

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

          Because the Company’s export sales are primarily denominated in foreign currencies, changes in these foreign currencies to the Chilean peso may adversely affect the financial condition and results of operations of the Company.  Over 73.8% of the Company’s revenues are related to export sales that are denominated in U.S. dollars, Euros, Sterling Pounds, Canadian dollars, and Argentine pesos (sales of the Argentine subsidiaries).  Changes in these foreign currencies relative to the Chilean peso may result in operating losses for the Company and its subsidiaries.  In order to mitigate the short-term effect of changes in currency exchange rates, the Company enters into, from time to time, forward exchange agreements.  See Item 5 — “Operating and Financial Review and Prospects.”

          The Company holds assets in Argentine pesos through its Argentine subsidiaries, which assets are subject to currency fluctuation.  Since 2004, the Company takes financial instruments to minimize this effect.  For 2005, 2004 and 2003, the Company recognized Ch$104 million, Ch$284 million and Ch$540 million, respectively, of losses due to the conversion of the financial statements and the depreciation of the Argentine peso.

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

          Restrictions on Foreign Investment and Repatriation.  Historically, equity investments in Chile by individuals or entities that are neither resident nor domiciled in Chile have faced obstacles to repatriating profits and original investment out of Chile due to exchange control regulations.  However, the Central Bank of Chile relaxed foreign exchange restrictions in year 2002, allowing entities and individuals to purchase, sell, keep and remit abroad foreign currency without restrictions, although the Central Bank of Chile still imposes obligations to file reports of such transactions with it.

          The Central Bank of Chile adopted in 2002 a Foreign Exchange Regulations Compendium (the “Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile:  (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of US$10,000); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (i.e., payments regarding import and export transactions, etc.).

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

          The ADS facility is subject to a contract between the Depositary, the Company and the Central Bank of Chile (the “Foreign Investment Contract”) that grants the Depositary and the holders of the ADS access to Chile’s Formal Exchange Market and permits the Depositary to remit dividends received from the Company to holders of ADS without restriction.  See Item 10 — “Additional Information —  Exchange Controls” for a more detailed description of the new regulations and the Foreign Investment Contract.  The Foreign Investment Contract is currently in force and will continue to govern the ADS facility until all parties agree to terminate it.  If the Foreign Investment Contract is terminated, the ADS facility would then become subject to the Regulations.  Under Chilean legislation, a Foreign Investment Contract may not be altered or affected adversely by actions of the Central Bank of Chile.

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

          Inflation.  Although inflation in Chile has moderated in recent years, historically Chile has experienced high levels of inflation.  High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on the Company’s financial condition and results of operations.  The annual rates of inflation for 2005, 2004 and 2003 were 3.6%, 2.5% and 1.0%, respectively.

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

History and Development of the Company

          Concha y Toro is a corporation (sociedad anónima abierta) organized under the laws of Chile.  The Company’s deed of incorporation was executed on December 31, 1921 and the Company was registered in the Registro de Comercio de Santiago on November 6, 1922.  The Company’s principal executive offices are located at Nueva Tajamar 481, Torre Norte, Piso 15, Santiago.  The Company’s telephone number at that location is (562) 476-5000 and the Internet address is www.conchaytoro.com.  The complete legal name of the Company is Viña Concha y Toro S.A.

          The Company is the largest Chilean producer and exporter of wines in terms of both volume and value, with total wine sales in 2005 of 173 million liters and Ch$191,148 million, respectively, representing 95% of  2005 revenues (Ch$201,367 million).

          The Company was founded in 1883 by Don Melchor Concha y Toro and Don Ramón Subercaseaux Mercado.  Don Melchor was the grandson of Don Mateo de Toro y Zambrano, who presided over the first government following Chile’s independence from Spain in 1810.  The family had received the title of Marqués de Casa Concha from King Philip V of Spain in 1718.  The winery was established in the Pirque region, on the border of the Maipo River, on land which belonged to Don Melchor’s wife, Doña Emiliana Subercaseaux.  The vines used came from Bordeaux, France and were the traditional varieties of that area:  Cabernet Sauvignon, Merlot, Sauvignon Blanc and Semillon.  These varieties were brought to Chile before phylloxera devastated French vineyards.  M. de Labouchère, a French oenologist, came to Chile to oversee the planting and the first harvest.  The Company remained a family business until 1921, when the Concha family decided to convert it into a limited liability stock company and issued shares to all of its family members.  In 1933, these shares began trading on the Santiago Stock Exchange.

          The Company owns and operates vineyards that grow grapes for use in the Company’s wine-making operations, vinification plants (which convert grapes into wine), bottling plants and its wine distribution network.  Within Chile, the Company owns and operates vineyards, located in Chile’s eight principal wine growing regions.  In addition to its properties in Chile, the Company owns 916 hectares of arable land near Mendoza, Argentina.

          In domestic and export markets, the Company’s bottled wines are sold in the premium, varietal, bi-varietal and sparkling wine segments.  In the domestic and export markets, the Company sells popular wines, packaged primarily in one liter, 1.5, and 2.0 liter Tetra Brik packages.  A small quantity of wine, 0.1% of total revenues, was sold in bulk form in domestic and export markets.

          The Company sells its premium wines under brand names including:  Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Casillero del Diablo, Trio and Late Harvest.  The Company sells its varietal and varietal blend wines under the brand names Sunrise, Concha y Toro and Frontera — and in some export markets, under the brand names Cono Sur and Maipo.  The Company sells popular wines under the brand names Tocornal, Clos de Pirque, Exportacion and Fressco.  See Item 4 — “Information on the Company — Chilean Wine Industry Overview — Wine Classifications,” “— Business Overview — Company Sales — Chilean Markets” and “ — Company Sales — Export Markets.”

          The Company’s first initiative toward the development of more complex wines was the launching of Casillero del Diablo in 1965.  Casillero del Diablo was made from selected grapes and aged two years longer than the standard Cabernet Sauvignon then being produced.  Today, Casillero del Diablo is the largest seller among the Company’s premium wines.  In the past four years, the Company’s marketing efforts have been focused on its Casillero del Diablo brand.  Through a global marketing campaign that started in August 2001 and with a new packaging launched in 2002, the Company’s target is to transform Casillero del Diablo into a global brand. In 2005, global sales of Casillero del Diablo totaled 1.7 million cases.

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

          The Company conducts its operations directly and through subsidiaries.  The Company’s distribution business is conducted through its wholly-owned subsidiaries Comercial Peumo Ltda. (“Comercial Peumo”) and Transportes Viconto Ltda. (“Transportes Viconto”).  In December 2000, the Company formed a fully-owned sales and distribution subsidiary in the United Kingdom, Concha y Toro UK Limited.  This subsidiary commenced operations in March 2001.  See Item 4 — “Information on the Company — Business Overview — Other Businesses.”

          The Company’s wholly-owned subsidiary, Sociedad Exportadora y Comercial Viña Maipo Ltda. (“Viña Maipo”), currently exports Viña Maipo brand wines and holds investments in affiliated companies.  The Company’s wholly-owned subsidiary, Viña Cono Sur S.A., is involved in the sale, both in the local and export market, of Cono Sur and Isla Negra brand wines.  In 1996, the Company, through Comercial Peumo and Viña Maipo, acquired Viña Patagonia S.A. (“Viña Patagonia”), the Company’s first non-Chilean subsidiary. In 2001, Viña Patagonia changed its trading name to Trivento Bodegas y Viñedos S.A. (“Viña Trivento”) to reinforce the marketability of Trivento its main brand and range of wines. Viña Trivento is located near Mendoza, Argentina.  In 1997, Viña Trivento obtained its first harvest and commenced exporting activities during the fourth quarter of 1997.  The operating assets of Viña Trivento primarily include a total of 981 hectares of land, with 916 hectares corresponding to arable land, cellars with a capacity of 28 million liters and other wine-making equipment.

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

          In November 2000, the Company purchased 49.6% of Industria Corchera S.A. (“Industria” or “Industria Corchera”), a cork manufacturer.  In connection with the acquisition, the Company and Amorim & Irmaos S.G.P.S. S.A. (“Amorim”), a Portuguese company that produces and distributes cork worldwide, entered into a shareholders’ agreement providing for the transfer of shares and the administration of Industria Corchera.  An English translation of the shareholders’ agreement between the Company and Amorim is filed as Exhibit 4.2 to this Annual Report.  The Company and Amorim jointly own 99.68% of the capital stock of Industria Corchera.

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

          The Company has invested approximately Ch$163,000 million in agriculture, infrastructure and other wine business investments since 1995.  In 2005, the Company made approximately Ch$30,656 million (approximately US$60 million) of capital investments, which included increasing its vinification and cellar capacity, acquiring vineyards in production, planting new vineyards and buying new agriculture machinery, among others.  The Company has established a capital expenditure budget of approximately Ch$20,470 million (approximately US$38 million) for 2006 to support expected future growth in sales, and the corresponding increase in demand for grapes and production capacity.  Investments mainly comprise planting new vineyards, the construction of storage and vinification facilities, expansion of the bottling plant and acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines.  The Company expects to continue planting wine vines, and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile, as well as in Argentina.

          The Company believes that a key factor in its past success and in any future success is its ability to maintain competitive prices while improving the quality of its wines.  In order to increase its market share in the domestic market, the Company has maintained price competitiveness with beer and wine from other producers, introduced new wines targeted at different consumer segments, and increased marketing and advertising support for its products.  In export markets, the Company believes that it can continue to consistently offer high-quality wines at competitive prices in the premium, varietal and bi-varietal segments and that such wines can successfully compete with the best European, Australian, South African and U.S. wines.  See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategies” and “ — Export Marketing Strategy.”

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

          The climate of Chile’s Central Zone is defined as temperate Mediterranean with an extended dry season.  Rainfall mainly occurs during wintertime, with annual averages of 300 mm to 700 mm.  Rainfall is strongly influenced by the El Niño and La Niña phenomenons.  If El Niño brings rainier and warmer conditions, La Niña brings dry and colder weather.  Springs are usually mild, albeit not completely frost-free; when they do hit, frosts strongly affect the production of grapes.  The dry season spans from summertime to the early days of fall, a pattern which favors the ripening of both red and white grapes.

          The Company owns or leases vineyards in the eight principal wine-growing regions in Chile.  These regions include, from north to south:  Limarí, Casablanca, Rapel, Maipo, Cachapoal, Colchagua, Curicó and Maule.  Most of these regions possess distinct weather and soil characteristics.  However, they share the important characteristics of cool nights and hot days with daily temperature variations of 12°C to 20°C (54°F to 68°F) in the summer. This type of climatic condition is essential for the growing of “wine quality” grapes.  See Item 4 — “Information on the Company — Business Overview — Vineyards.”

          Limarí Valley.  Transversal valley runs from East to West, from the Andes to the Pacific, and is sited 400 kilometers (250 miles) north of Santiago.  It is a fairly narrow valley limited by small mountainous chains to the north and south; its main features are sedimentary and mineral soils and a semi-arid climate with strong maritime influence, especially in the area closer to the Pacific Ocean.  The absence of rainfall during ripening season, in addition to the extreme luminosity of the skies, makes for concentrated grapes with enhanced color and aromas.  The varieties that benefit the most from this privileged setting are Chardonnay, Sauvignon Blanc and Syrah.

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

          Leyda Valley.  One of the most recently created Chilean denominations, this small valley was only defined as a controlled origin in 2002. Leyda stretches to the very edge of the Pacific Ocean and its characteristic lack of significantly high relief allows for the free entry of the strong oceanic influence. The ensuing frequent breezes, fresh temperatures and clayish soils make it a favourite spot for cold-climate white varieties and Pinot Noir.

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

          La Consulta-San Carlos Region.  San Carlos region is located 110 kilometers (68 miles) southwest of Mendoza, in the region known as Valle de Uco, at the foot of the Andes Mountains.  The altitude in this area ranges from 1000 m to 1200 m (from 3,280 to 3,937 feet) above sea level.  Its soils are stony, sandy and very permeable, lacking in drainage or salinity problems, and are irrigated by the Tunuyán and Tupungato rivers. Daily temperature variation is 15ºC (27°F) of day-to-night fluctuation, an ideal scope for the development of optimum color and tannins in the grapes.

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

          Wine Classifications.  Wines are classified by Chilean wine producers as either sparkling wines or table (still) wines.  Sparkling wines are wines which obtain effervescence through a second alcoholic fermentation process.  With the exception of popular wines, Chilean table wines are generally classified according to (i) the variety or varieties of vinífera grape from which they are made, (ii) region of origin and (iii) vintage.  Table wines are also classified as either premium, varietal, bi-varietal or popular wines.

          Premium wines are wines made from selected grapes of a single variety and aged in barrels.  These wines receive extra care throughout the production process and command higher prices.  Varietal wines can be made either of a single variety of grape or of a selective blend of varieties of grapes (known as bi-varietals).  Popular wines are inexpensive wines which are not aged and are not made from a specific variety of grapes.

          In 1995, the Ministry of Agriculture implemented a decree to regulate wine bottle labeling, which included the use of grape varieties, vintage years and regional denominations of origin.  The decree was drafted by a committee (which included representatives of the Company) designated by the Asociación de Viñas de Chile A.G. (the “Exporters’ Association”).  The decree ordered that Chilean premium and varietal wines must contain at least 75% of the variety of grapes specified on the label.  This decree has enhanced the image of the Chilean wine industry, providing for better information, quality, and transparency for the consumer.  The Company has adopted most of the controls set forth in the decree and expects to benefit from the enhanced image of the Chilean wine industry.

Business Overview

          Vineyards

          In order to decrease its dependence on purchased grapes and wines and to gain greater control over the cost and quality of its principal raw material, the Company initiated a capital investment program in the beginning of the 1990s.  During these years the Company has purchased land and planted vines for the production of grapes for its premium, varietal and bi-varietal wines in order to maintain its production of grapes in proportion to the growth in demand of its premium wines.  Over the past few years the Company has acquired land in other wine regions in order to diversify the agricultural risk.

          In March 2005, the Company acquired two vineyards in the Limarí valley with a total of 326 hectares of wine grapes planted.  With this acquisition the Company has an important participation in the Limarí valley which has a great potential for the production of high-quality grapes and at the same time providing greater diversification of the agricultural risk.  As of December 2005, the Company had approximately 7,888 arable hectares (approximately 19,483 acres) on thirty owned and five leased vineyards, located in the Limarí, Casablanca, Leyda, Maipo, Cachapoal, Colchagua, Curicó and Maule Valleys of the Central Zone in Chile and in seven vineyards in the Maipú, Tupungato, Rivadavia, San Carlos, Luján de Cuyo and San Martín regions in Argentina.  As of December 2005 approximately 82.6% of the arable land owned or leased by the Company is planted with wine-producing grapes in various stages of maturity.  Approximately 4,633 hectares (approximately 11,444 acres), or 80% of the Company’s planted hectares in Chile, are planted primarily with five types of noble grapes:  Cabernet Sauvignon, Merlot, Carmenere, Chardonnay and Sauvignon Blanc.  In recent years, the Company has increased the planting of these five varieties of grapes in response to increasing consumer demand in the United States, Europe and Asia for premium and varietal wines.  The Company believes that with the plantings of these noble grape varieties, it should be able to respond to the shift in consumer demand for premium and varietal wines made from these varieties of grapes.  There can be no assurance, however, that consumer demand for these wines will increase in absolute terms or that consumption of wines produced by the Company from these varieties of grapes, as opposed to those produced by its competitors, will increase.  In addition, there can be no assurance that competitors of the Company, either singly or in the aggregate, will not be in a better position to take advantage of changing consumer demand patterns for premium and varietal wines, by reason of planted acreage or otherwise.

          The Company’s remaining land under cultivation is planted mainly with Pinot Blanc, Pinot Gris, Pinot Noir, Malbec, Syrah, Chenin Blanc, Riesling, Gewurztraminer, Viognier, Sangiovese and Zinfandel grapes.

          The Company expects that the vines planted in 2002 will be in full production in 2006 and that vines planted in 2003 will be in full production in 2007.

          The table below shows the Company’s currently-producing and newly-planted vineyards by valley as of December 2005:

Vineyards	Currently Producing(1)	Plantings 2002 - 2005	Fallow	Total Arable

	(in hectares)
Chile
Owned – Chile:
Limarí Valley	312.6	63.8	227.7	604.2
Casablanca Valley	119.5	25.4	—	144.9
Leyda Valley	—	—	161.9	161.9
Maipo Valley	445.0	81.1	2.7	528.8
Cachapoal Valley – Rapel Valley(2)	611.1	238.9	824.2	1,674.2
Colchagua Valley – Rapel Valley	635.8	442.5	6.6	1,084.8
Curicó Valley	442.1	106.1	1.5	549.7
Maule Valley	1,584.3	211.6	6.1	1,802.0
Total Owned – Chile	4,150.3	1,169.4	1,230.7	6,550.4
Leased – Chile:
Casablanca Valley(3) :	219.5	20.0	7.0	246.5
Maipo Valley(4):	174.9	—	—	174.9
Total leased	394.4	20.0	7.0	421.4

Total Chile	4,544.7	1,189.4	1,237.7	6,971.8

Owned - Argentina
Maipú	132.4	3.4	—	135.7
Rivadavia	143.7	—	—	143.7
Tupungato	148.0	89.7	—	237.8
La Consulta	—	127.9	—	127.9
San Martín	9.5	81.4	—	90.9
Luján de Cuyo	—	46.5	133.5	180.0
Total Argentina	433.5	348.9	133.5	916.0

Total	4,978.3	1,538.3	1,371.2	7,887.8

(1)	The Company’s current producing vineyards have an average age of approximately 12 years.
(2)

These hectares do not include 103.17 hectares of fruit trees planted on the Company’s Peumo and Idahue vineyards.  This land can be returned to grape production.  The vineyard also does not include 43 hectares held through Viña Almaviva.

(3)	The Company leases three vineyards in the Casablanca Valley (93.73, 125.79 and 27 arable hectares) with leases expiring in 2023, 2028 and 2036, respectively.
(4)

The Company leases this vineyard with 94.3 arable hectares in 1993 from Sociedad Protectora de la Infancia (“Protectora”), an unaffiliated, non-profit institution.  The lease of the land expires in 2013; however, the lease is cancelable by Protectora beginning in 2004, with one year’s notice and payment of a penalty.  In 2004 the Company leased a vineyard in production, 80.6 hectares, from Viñedos Emiliana.  This lease expires in 2013.

          The Company believes that the diverse microclimates and soils of the areas in which its vineyards are located, as well as the trellis systems used in its vineyards, allow it to grow a wide variety of grapes and thereby offer a broad range of wines.  In addition, the Company believes that this diversity allows it to diminish the agricultural risks inherent in its operations.

          Although Chilean winters are relatively mild, Chilean vineyards have suffered frost damage; however, the last severe frost occurred in October 1991.  Generally, September and October are the most likely periods for frost damage, especially in areas closest to the Andes Mountains.  The Company tries to protect its grapes against risk from frost through various preventive techniques, including the use of helicopters and stationary propellers to raise the temperature of the air by hovering over vineyards.  The Company has also taken steps to protect soil erosion and other ecological damage by using special irrigation methods.

          Wine Production Methods

          Wine production methods vary by type and quality of wine.  The Company uses the following production methods (certain wine industry terms used in the following discussion are defined in “Certain Defined Terms — Glossary of Special Terms”):

          Premium Reds.  The company’s premium red wines are primarily made from select Cabernet Sauvignon, Merlot, Carmenere, Syrah, Pinot Noir and Malbec grapes grown in vineyards in the Maipo, Rapel and Maule valleys.  The wines are made in the Company’s Puente Alto, Cachapoal and Lourdes plants.  As part of its capital expenditure program, the Company has installed the most advanced stainless steel fermentation tanks available that incorporate refrigeration and heating systems.  Grapes are crushed, separated from their stems, and the must is fermented with the skins and pulp in stainless steel tanks at temperatures of 28°C to 30°C (82°F to 86°F), to obtain color and develop body.  The resulting wine is left in contact with the skin for longer periods in the case of premium red wines than for red varietal or bi-varietal wines.  Contact with the skin and solids (the maceration process) give the wine body, color and complexity.  After separation and pressing of the solids to extract press wine, the wine is subjected to a malolactic fermentation process.  The malolactic fermentation uses either introduced or normally present bacteria to transform the malic acid with a lower Ph to lactic acid of higher Ph, producing a smoother and more biologically stable wine with enhanced aroma and bouquet.  The wines are then aged in French and American oak barrels for a period of eight to eighteen months, depending on wine type, brand and kind of barrel, in order to obtain additional body and complexity.  Once bottled, the wine is aged further in the Company’s wine cellars at Pirque for two to twelve months, depending on the brand.

          Premium Whites.  Grapes selected from the noblest varieties, such as Chardonnay, Sauvignon Blanc, Viognier, Riesling and Gewurztraminer from the Company’s Casablanca, Maipo, Curicó and Maule vineyards are crushed, separated from their stems and introduced into pneumatic presses in order to extract clean juice.  Unlike red wines, white wines are generally fermented without their skins and seeds.  In order to convert the sugar into alcohol, this juice is then fermented, in the presence of yeast, in French and American oak barrels or temperature-controlled stainless steel tanks, depending on variety, vineyard and brand.  Lower temperatures between 12°C and 18°C (53°F and 64°F) are considered optimal for quality during this process.  The resulting wine is aged on the fine lees in the same tanks as used in fermentation for at least six to eight months in order to obtain fruitiness, body and complexity.  Once bottled, premium white wines are aged from two to twelve months in the Company’s wine cellars, depending on the brand.

          Late Harvest is a sweet, aromatic dessert wine made from Sauvignon Blanc and Riesling grapes which have been left on the vine to over-ripen, resulting in a high concentration of sugar and a reduction in acidity.  The vinification process for Late Harvest is similar to that for the Company’s other premium white wines.

          Red Varietals and Bi-varietals.  The production process for red varietal and bi-varietal wines is similar to that of premium red wines and involves grapes from the Company’s Rapel, Curicó and Maule vineyards.  These wines are macerated for a shorter period of time and are stored in stainless steel tanks and non-reactive epoxy-lined cement tanks until bottling.  Bottling normally begins approximately six months later.

          White Varietals and Bi-varietals.  Grapes from the Company’s Rapel, Curicó, Maule and Casablanca vineyards are crushed and separated from their stems before they are pressed to extract the grape juice.  The juice is then fermented in temperature-controlled stainless steel tanks. The wines are stored in stainless steel tanks or in inert epoxy-lined cement tanks for three months before bottling.

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

          Sources of Grapes and Purchased Wine

          Grapes are the main raw material in the wine making process.  In 2005 and 2004, approximately 75% of the grapes used in the production of premium, varietal, bi-varietal and sparkling wines were purchased from third parties.  In addition, the Company purchased grapes and bulk wine required to produce approximately 100% of its popular wines. Prevailing prices for grapes at harvest time reflect market conditions.

          Company Vineyards.  In 2005, approximately 25% of the Company’s production of premium, varietal, bi-varietal and sparkling wines were from grapes grown on the Company’s owned and leased vineyards in Chile.  The Company believes that production of its own grapes offers greater control over costs and quality and improves reliability of supply.  To that end, the Company continues to expand its grape production.  The Company’s policy is that, to the extent possible, only grapes grown in the Company’s own vineyards are to be used to produce the Company’s premium wines.

          Outside Suppliers.  In order to satisfy its need for grapes for the production of premium, varietal, bi-varietal and sparkling wine not otherwise met by its own vineyards, as well as its requirements for grapes and bulk wine for 100% of its popular wines, the Company buys grapes from approximately 600 independent growers in Chile.  The identity of such growers, as well as the amounts purchased from them, does not change significantly from year to year, and most of these growers have been selling to the Company for many years.  The main criteria used to select independent growers are geographic location, the variety of grapes grown and the grower’s farming methods.  With the objective of assuring quality production, the Company offers its suppliers technical assistance based on similar rigorous criteria that is applied within its own wineries.  The Company also purchases small quantities of grapes from entities in which several of its directors, executive officers or members of their families have an interest.  See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

          In accordance with Chilean wine industry practice, most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year.  This renewal is not compulsory and depends on the Company’s demand and seasonal market prices.  In order to minimize the risk of crop loss, the agreements are entered into between January and April each year, after the grapes have begun to mature and the size of the crop can be more accurately estimated.  Delivery schedules are agreed upon according to the degree of ripeness of each grape variety.  The management of these outside vineyards is directed by the Company’s own technical personnel, and the Company establishes standards regarding the use of pesticides, cultivation, harvest date, transportation system, sugar, acidity and Ph concentration.  Selection of the grapes and approval of their quality is carried out by the Company’s technical department.  The price of the grapes is proportional to the estimated alcohol content over 12% in the resulting wine.  Payment for grapes obtained from independent growers is made mainly in ten interest-free installments throughout the year.  In 2005, the Company had long-term contracts with up to approximately 9.2% of its growers.

          Bulk Wine Purchases.  The Company purchases wine in bulk from a number of outside suppliers, for the wine used in the production of the Company’s popular wines in 2005.  The Company’s technical department approves such wine purchases.  Payments are traditionally made in ten interest-free monthly installments.

          Vinification

          The Company seeks to use the latest technology in all areas of vinification while maintaining the wine-making traditions of its founders.  The Company has nine vinification plants in Chile which convert grapes into premium, varietal and bi-varietal wines.  The location of these plants, their capacity to vinify red and white grapes and actual production in 2005 are shown below.

	2005 Standard Capacity(1)		2005 Production

Plant	Red Grapes	White Grapes	Red Grapes	White Grapes

	(in millions of kilograms)
Nueva Aurora	4.0	1.0	4.0	1.0
Puente Alto	7.0	4.0	7.1	4.3
Cachapoal	22.5	3.0	23.3	3.0
Chimbarongo	40.0	3.0	40.7	3.0
Cono Sur	4.5	2.5	4.2	1.9
Las Mercedes	8.0	0.0	8.0	0.0
Lontué	4.0	24.0	4.8	23.8
Lourdes	15.5	0.5	18.8	0.2
San Javier	24.0	3.0	23.9	1.9

Total	129.5	41.0	134.8	39.1

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

          The Company uses a combination of epoxy-lined cement tanks, stainless steel tanks and French and American oak barrels to ferment and store its wine.  As of December 2005, the Company’s total storage and fermentation capacity was approximately 231 million liters.

          The following table shows the Company’s approximate fermentation and storage capacity by type of container for the years indicated:

Type of Container	2003	December, 2004	2005

	(in million liters)
Epoxy-lined cement tanks	114.5	137.4	137.4
Steel tanks	53.9	80.8	85.5
French and American oak barrels	4.6	6.0	7.8
Chilean wood casks	0.3	0.3	0.3

Total	173.3	224.5	231.0

          Since 1987, the Company has been acquiring American and French oak barrels for use in the production of all its premium wines, except Late Harvest.  Although the use of oak barrels increases the Company’s production costs, the Company believes that it enhances the quality of its premium wines.  Oak barrels can be purchased in several sizes and are treated prior to delivery in accordance with the Company’s needs.  Oak barrels can be used for two years to produce the highest quality premium wines, such as Don Melchor, and can be used for another five years to enhance other wines.  As of December 2005, the Company had more than 34,000 French and American oak barrels.

          French oak barrels are used to make the Company’s premium Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha and Trio brand wines, and American oak barrels are used for its premium Casillero del Diablo brand wine.  The Company has increased its stainless steel storage capacity by approximately 31.6 million liters between

2003 and 2005.  Most of the Company’s stainless steel tanks are fitted with cooling systems to prevent wine from deteriorating at higher temperatures.  All of the Company’s stainless steel tanks that are used in the fermentation process are equipped with heating and cooling systems to regulate the temperature in the fermentation process.

          Bottling

          After vinification and, in the case of premium wines, aging, wine is ready to be bottled.  The Company has bottling plants in Pirque, Limarí and Lontué.  The Pirque bottling plant, located 28 kilometers from Santiago, is the Company’s principal bottling plant, and all of the Company’s premium, varietal, bi-varietal and sparkling wines are bottled there.  The plant has four bottling lines accommodating bottles of 1,500 ml, 1 liter, 750 ml, 375 ml and 187 ml capacities.  The facility in Pirque is equipped with the most advanced bottling and labeling equipment available and has an installed capacity of 9.9 million liters per month when operating three eight hour shifts per day, six days a week.

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

          Domestic Distribution.  The Company has its own direct distribution capacity through its wholly-owned subsidiary, Comercial Peumo.  Comercial Peumo has a network of sixteen regional offices to service the entire Chilean national territory.  Its sales force is made up of 122 salespeople, 27 supervisors, and 4 sales managers.  Comercial Peumo also employs a specialized work force of 17 people for its merchandising operations.

          Comercial Peumo serves approximately 15,000 customers throughout Chile, making it the largest wine-oriented distribution company in Chile. The two largest single customers accounted for 10.6% and 10.5% of the Company’s domestic sales in 2005.  No other customer represented more than 10% of the Company’s domestic sales.

          A wholly-owned subsidiary, Transportes Viconto, transports bulk wine products between the Company’s cellars, production and bottling facilities, and delivers wine products to container ships located in Chilean ports. Transportes Viconto relies on a twenty-one truck fleet, with a complement of trailers and tanks that has a total haulage capacity of 450 tons.  This fleet also transports finished products to Comercial Peumo’s sixteen regional offices throughout Chile.  Comercial Peumo subcontracts third party transportation services to distribute its products from its regional offices to its commercial clients.

          Company Sales - Chilean Markets

          Domestic Wine Sales.  The Company’s domestic sales in liters, excluding sales of bulk wine and coolers, in 2003, 2004 and 2005 were approximately 62.6 million liters, 60.1 million liters and 60.9 million liters, respectively, resulting in gross revenues of Ch$33,507 million, Ch$37,556 million and Ch$43,240 million, respectively.

          The Company’s bulk wine sales fluctuate from year to year because the Company sells bulk wine in the domestic market to reduce excess inventories.  In 2005, sales of bulk wine represented 0.05% of total wine sales in the domestic market.  The Company is the largest wine producer in Chile, and according to A.C. Nielsen, in 2005, the Company had the largest share of the domestic market with a 27.1% share in terms of volume and a 25% share in value. The Company competes in all segments of the branded Chilean market and seeks to keep prices competitive to make its products attractive to consumers.  Its variety of brands allows it to target different market segments, from its upscale premium Don Melchor to its popular wine lines, while maintaining a competitive price/quality relationship across the range.

          The following tables show the Company’s total domestic wine sales (excluding sales of coolers) in constant Chilean pesos and liters by market segment, for each of the calendar years indicated:

Domestic Wine Sales

	2003		2004		2005

	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%

	(in million of constant Chilean pesos as of December 31, 2005)
Premium	3,641	10.8%	4,301	11.4%	4,888	11.3%
Varietal	3,622	10.7%	3,551	9.4%	3,504	8.1%
Bi-varietal	332	1.0%	172	0.5%	133	0.3%
Popular	25,354	75.2%	29,090	77.2%	34,288	79.3%
Sparkling	558	1.7%	442	1.2%	427	1.0%

Subtotal	33,507	99.3%	37,556	99.7%	43,240	100.0%
Bulk	225	0.7%	112	0.3%	21	0.0%

Total	33,732	100.0%	37,668	100.0%	43,261	100.0%

	2003		2004		2005

	Liters	%	Liters	%	Liters	%

	(in thousands of liters)
Premium	994	1.6%	1,169	1.9%	1,341	2.2%
Varietal	2,785	4.4%	2,530	4.2%	2,408	4.0%
Bi-varietal	302	0.5%	137	0.2%	105	0.2%
Popular	58,114	91.7%	55,944	92.9%	56,810	93.2%
Sparkling	417	0.7%	279	0.5%	270	0.4%

Subtotal	62,612	98.8%	60,059	99.7%	60,934	100.0%
Bulk	729	1.2%	159	0.3%	12	0.0%

Total	63,341	100.0%	60,218	100.0%	60,946	100.0%

          The Chilean wine market can be divided into segments based on the price of a 750 ml bottle.  The Company targets the following market segments:  popular wines with prices ranging from Ch$500-1,090 per liter, bi-varietal (blend) wines with prices ranging from Ch$1,090-1,390, varietal wines with prices ranging from Ch$1,390-2,499, premium wines with prices ranging from Ch$2,790-5,000, super premium with prices between Ch$5,000-8,000 and ultra premium with prices over Ch$8,000.

          Local Brands and Prices.  The table below lists the Company’s major brands by segments of the Chilean wine market and approximate retail prices for each brand per 750 ml bottle as of April, 2005.  Prices do not vary by type of wine within brand category.

Segment	Brand	Approximate Retail Price

		(As of April 2006 Chilean pesos)
Ultra Premium	Don Melchor	33,000
	Terrunyo	13,000
	Amelia	15,000
Super Premium	Marqués de Casa Concha	7,500
Premium	Trio	3,990
	Casillero del Diablo	3,490
	Late Harvest(1)	2,390
Sparkling	Subercaseaux	1,890
Varietal	Sunrise	1,890
	Santa Emiliana(2)	1,690
Bi-varietal	Frontera	1,390
Popular(3)	Exportación	1,033
	Clos de Pirque	1,106
	Tocornal	989
	Fressco	741
	Fressco Cooler	633

(1)	Late Harvest is a Sauvignon Blanc dessert wine which is only sold in 375 ml bottles.
(2)	The Company has a license from Viñedos Emiliana to bottle and distribute the Company’s wine domestically under Viñedos Emiliana’s labels.
(3)	Popular wine prices are per 1,000 ml.

          Local Competition.  The Company competes with a number of other Chilean wineries.  The Company’s competitors in the premium segment are large and medium-sized Chilean wineries, mainly Santa Rita, Viña San Pedro S.A. (“San Pedro”), Bodegas y Viñedos Santa Carolina S.A., Viña Undurraga S.A., Viña Errázuriz S.A., Cousiño Macul S.A. and Viña Tarapacá S.A.  The Company also competes, to a much lesser extent, with small Chilean wineries whose production and sales of premium wines are aimed primarily at export markets.  Sales in the popular wine segment are concentrated in wines packaged in Tetra Brik packages.  In 2005, Tetra Brik sales represented approximately 77% of all Chilean sales by volume in the popular wine segment.  The Company believes that non-Chilean wineries have negligible sales in Chile because they find it difficult to match the price-value relationship offered by Chilean wineries, especially in the popular wine segment.

          Popular wines produced in Chile, including those of the Company, also compete with other beverages such as beer, pisco and soft drinks.  In 2005, the ratio of popular wine prices to beer prices increased from 1.76 in December 2004 to 1.92 in December 2005, mainly as a result of the increase in wine prices in the local market across all popular wine categories.  In the face of increased competition by other beverages and in order to continue gaining market share, the Company has intensified its marketing efforts in the popular wine segment.  See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategies.”

          The following table shows the relationship between popular wine and beer prices and the Company’s sales for the years indicated:

Relationship Between Popular Wine and Beer Prices

	2001	2002	2003	2004	2005

Popular wine prices (1 liter)	1,093	1,064	890	1,047	1,183
Beer prices	562	543	601	595	617
Ratio of popular wine prices to beer prices	1.94	1.96	1.48	1.76	1.92
Company’s volume sales in millions of liters	54.5	59.6	62.6	60.1	60.9
Percentage change from the previous year	2.3%	9.4%	5.8%	-4.0%	1.3%

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

          Regarding the portfolio of products, the Company is permanently developing new formats and updating the presentation of its products.  Advertising methods and marketing strategies differ depending on whether the targeted segment is comprised of potential consumers of the Company’s premium, varietal, bi-varietal, or popular wines.  During 2005, the greatest efforts in advertising were focused on strengthening Clos de Pirque, Fressco and Casillero del Diablo brands in the market through mass media campaigns, including television and press.

          Company Sales - Export Markets

          According to the Exporters’ Association, exports of Chilean wine totaled US$877 million and 418 million liters in 2005, representing an increase of 5.0% in value and a decrease of 10.6% in volume as compared to 2004.

          Export Sales and Competition.  The Company is the largest exporter of Chilean wines on both a volume and US$ value basis, with market share in 2005 of 22.6% and 24.3% (including bulk) respectively, according to the Exporters’ Association.  The Company’s bottled wine market share by volume and US$ value was 32.1% and 26.9%, respectively, in 2005.  The Company’s closest Chilean competitor in the bottled export segment, in terms of volume and US$ value, reported the equivalent of 32.8% and 30.5% of the Company’s sales, respectively.

          The following table sets forth the Company’s export market share among Chilean wine producers, as a percentage of both volume and US$ value for the years 2001 to 2005:

Export Market Share

	Total Wine		Bottled Wine

	Volume	US$Value	Volume	US$Value

2001	16.1%	17.5%	23.4%	19.1%
2002	16.2%	19.1%	24.9%	20.6%
2003	16.8%	21.5%	27.3%	23.5%
2004	18.5%	23.0%	29.4%	25.5%
2005	22.6%	24.3%	32.1%	26.9%

Source: Exporter’s Association

          Company sales in the export market are distributed among the premium, varietal, bi-varietal, sparkling and popular wine segments.  The Company also sells bulk wine abroad.  The Company’s export sales in volume, excluding bulk sales, in 2003, 2004 and 2005 totaled 66.3 million liters, 85.5 million liters and 95.0 million liters, respectively, resulting in revenues of US$144.7 million, US$192.1 million and US$215.0 million in 2003, 2004 and 2005, respectively.

          The following table sets forth the Company’s export sales from Chile, by volume and US$ value for the period 2003 through 2005 for each market segment.  It shows that the Company’s premium wine export sales by volume and value from 2003 to 2005 increased 54.5% and 61.2% respectively, and its varietal and bi-varietal export sales increased 25.3% and 30% respectively, for the same period.

Export Sales by Market Segment

	2003		2004		2005

	Liters	US$	Liters	US$	Liters	US$

	(in thousands of liters and thousands of U.S. dollars)
Premium	11,696	44,622	15,679	61,396	18,071	71,945
Varietal	12,706	31,322	15,416	38,840	15,285	38,579
Bi-Varietal	35,787	59,982	42,638	73,611	45,498	80,118
Popular	5,810	7,894	11,367	17,289	15,704	23,250
Sparkling	319	837	360	948	405	1,080

Total bottled wine	66,318	144,658	85,460	192,084	94,963	214,972
Bulk	2,238	1,342	1,746	1,128	320	253

Total	68,556	146,000	87,206	193,212	95,283	215,225

Only exports from Chile, include sales to the Company’s subsidiaries abroad.

Percentage of Export Sales by Volume to Regional Export Markets
(excluding bulk wine sales)

Market	2003	2004	2005

United States	30.8%	26.4%	24.1%
Canada	4.7%	4.4%	3.9%
Europe	43.7%	46.3%	48.7%
Central America, Mexico and the Caribbean	9.1%	8.9%	9.1%
South America	6.9%	9.0%	8.6%
Asia	4.4%	4.6%	5.1%
Other	0.4%	0.4%	0.5%

Total	100.0%	100.0%	100.0%

          Principal Export Markets.  As of December 31, 2005, the Company’s principal regional export markets by US$ value were Europe, the United States, Central America, South America, Asia and Canada.  Each market is unique, and there are differences within markets due to variations in local regulations.  The types of wine supplied by the Company vary by region and are shown in the following table:

2005 Export Sales by Market Segment and Region

	Europe		U.S.		Central America		South America

	Th. US$	%	Th. US$	%	Th. US$	%	Th. US$	%

Premium	37,011	33.7%	11,491	26.3%	8,405	42.1%	7,704	44.3%
Varietal	25,815	23.5%	3,021	6.9%	1,792	9.0%	1,112	6.4%
Bi-Varietal	33,448	30.5%	29,186	66.8%	6,613	33.1%	2,016	11.6%
Popular	13,300	12.1%	—	—	2,683	13.4%	6,006	34.6%
Sparkling	26	0.0%	—	—	494	2.4%	538	3.1%

Subtotal	109,600	99.8%	43,698	100.0%	19,987	100.0%	17,376	100.0%
Bulk	253	0.2%	—		—	—	—	—
Total	109,853	100.0%	43,698	100.0%	19,987	100.0%	17,376	100.0%

% of Total Exports		51.0%		20.3%		9.3%		8.1%

	Asia		Canada		Other		Total Export Sales

	Th. US$	%	Th. US$	%	Th. US$	%	Th. US$	%

Premium	3,510	28.8%	3,556	32.2%	269	24.9%	71,945	33.5%
Varietal	5,065	41.6%	1,462	13.2%	312	28.9%	38,579	17.9%
Bi-Varietal	2,542	20.9%	5,943	53.8%	371	34.3%	80,118	37.2%
Popular	1,066	8.7%	78	0.7%	115	10.7%	23,250	10.8%
Sparkling	—	—	8	0.1%	13	1.2%	1,080	0.5%

Subtotal	12,183	100.0%	11,047	100.0%	1,080	100.0%	214,972	99.9%
Bulk	—	—	—	—	—		253	0.1%
Total	12,183	100.0%	11,047	100.0%	1,080	100.0%	215,225	100.0%

% of Total Exports		5.7%		5.1%		0.5%

          Europe.  In 2005, sales to Europe increased by 13.7% in value terms to approximately US$109.6 million or 51% by US$ value of Company exports.  In 2005, premium wine sales to Europe represented 51.4% of the Company’s total premium wine sales by US$ value.  The Company’s European markets can be subdivided into three areas:  Germany and non-wine-producing Western Europe, wine-producing Western Europe (except Germany) and Eastern Europe.

          The Company believes that greater market opportunities exist in Germany and the non-wine-producing countries of Western Europe.  For these countries, in 2005, the order of importance by sales for the Company was as follows:  the United Kingdom and the Republic of Ireland, Sweden, Denmark, Finland and Russia.  Among these countries, the Nordic countries (Finland, Sweden and Norway) operate under a state controlled system where each state purchases the wine and sells it in its own stores at the retail level.  The Company anticipates that in the future, the monopoly system in these countries may be replaced by a private or semi-private sales structure but believes that because its brands are well known in these areas, its sales will not be adversely affected as a result.  There can be no assurance, however, that such a regulatory change would not have a material adverse effect on the Company’s sales to such markets.

          In the United Kingdom, the Company continues to broaden direct distribution to large supermarket chains, expand sales to retail stores, liquor outlets and independent vendors, and promote on-premise consumption (e.g., sales to restaurants), through its Concha y Toro and Cono Sur brands.  Excluding bulk sales, sales in the United Kingdom increased 15% from 2004 to 2005, reaching US$49 million in 2005.  This increase is explained by higher sales of the subsidiary Viña Cono Sur and a strong performance of the Concha y Toro UK subsidiary, which started its operations in March 2001.

          The Company’s marketing strategy in Germany and the non-wine-producing countries of Western Europe focuses on expanding the premium wine segment, particularly with the Casillero del Diablo brands, and building brand recognition.  Compared to other areas of the world, the Company’s involvement in this market is fairly recent, having begun in 1989. In Central and Eastern Europe, volume growth was led by Russia and Poland.  The Company foresees an important potential in this region with the exception of important wine producing countries such as Georgia, Hungary, Bulgaria and Moldovia.

          In the major wine-producing countries of Western Europe (e.g., Italy, France, Spain and Portugal), where the Company faces greater competition, the Company’s marketing strategy is to shift from sales of small quantities of premium wines to higher volume sales of varietal wines in the off trade (supermarkets and wholesale chains).

          United States.  The U.S. market accounted for approximately US$43.7 million in 2005 sales, equal to 20.3% by US$ value of the Company’s exports.  According to the Exporters’ Association, the Company was the leading Chilean exporter to the United States in 2005 and the Company increased its market share in volume from 39.1% in 2004 to 43.1% in 2005, of total Chilean wine exported to the US.  Wine markets worldwide are divided into segments according to the price range of the wines, and competitors differ from one segment to another.  According to the wine classification method generally used in the U.S. market, the Company believes that the following wine categories are a representation of the wines sold by the Company in the United States:  ultra premium, super premium, premium and popular premium.  The Company believes that the Company’s wines would be classified within such categories as follows:  Ultra premium (Don Melchor, Amelia and Terrunyo); super premium (Marqués de Casa Concha); premium (Trio, Casillero del Diablo and Xplorador); and popular premium (for the Company’s varietal wines and bi-varietals, including Sunrise, Frontera and Concha y Toro, among others).

          The Company and its Chilean competitors are increasing their participation in the premium segment and establishing a strong presence in the varietal and bi-varietal segments.  The Company’s strategy is to focus on sales within the premium and varietal categories.  In the United States, the Company’s greatest market strength is in the varietal and bi-varietal segments due to the Company’s competitive price/value relationship.  See Item 4 — “Information on the Company — Business Overview — Export Marketing Strategy.”

          During 2005, bi-varietals in the United States accounted for approximately 66.8% and 82.4% of the Company’s sales by US$ value and volume, respectively; varietals, 6.9% and 6.4%, respectively; and premium wines, 26.3% and 11.2%, respectively.  During 2005, sales in the U.S. market increased 8.1% and 1.7% by US$ value and volume, respectively.  Growth was led by higher sales of Casillero del Diablo.  The Company believes that the premium and varietal segments will continue to offer opportunities for increased sales.  See Item 4 — “Information on the Company — Business Overview — Export Marketing Strategy.”

          In the United States, the Company’s products principally compete with other Chilean wines, as well as Californian wines and wines imported from Italy, France, Australia, Spain, Germany, Portugal and other wine-producing countries.

          Central America, Mexico and the Caribbean.  In US$ value terms, the Company’s 2005 sales to Central America, Mexico and the Caribbean totaled US$20.0 million or 9.3% of the Company’s exports.  The primary markets for the Company’s products in this region are Mexico, Costa Rica, Panama and the Dominican Republic.  The Company has marketed its wines for more than twenty years in most of the countries in this region, and the Company believes it is the largest Chilean exporter of bottled wines in all of these countries.  Sales in US$ value terms increased by 11.4% mainly as a result of stronger sales in the islands of the Caribbean and Costa Rica.

          South America.  In 2005 sales to South America increased by 7.9% in US$ value terms to approximately US$17.4 million or 8.1% of the Company’s total exports by US$ value.  The Company’s primary markets by sales revenue were Brazil, Venezuela and  Ecuador.  Concha y Toro was the first Chilean wine sold in these countries, and the Company believes it is currently the leading Chilean exporter to these countries.  In each of these countries, the Company’s products are sold through exclusive local distributors, and in some countries, the Company’s secondary brands are sold by different distributors.

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

          In 2005, premium wine sales represented 44.3% by US$ value of exports to South America.  The Company believes this is partly because the Company’s wines have traditionally been considered prestigious and have been included on a large number of restaurant wine lists in South America.

          Canada.  In 2005, the Company’s sales to Canada increased 11% to approximately US$11 million or 5.1% by US$ value of the Company’s exports.  Canada is the third largest national export market and the sixth largest regional export market for the Company in US$ value terms.

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

          Asia.  The Asian market accounted for approximately US$12.2 million in 2005, equal to 5.7% by US$ value of the Company’s exports.  In value and volume terms, in 2005 bottled sales to Asia increased 16.6% and 21.6%, respectively, explained by an increase in sales to Japan and to the rest of Asia.  Japan is the most important market in the region for the Company, representing 62% of total volume to the region.  Sales to Japan during 2005 totaled US$7.7 million representing a 7.8% increase over the 2004 sales.

          Sales to the Asian countries (excluding Japan) totaled US$4.5 million, representing a 35.6% increase over 2004 sales.  Despite the small size of the sales to these markets, the Company believes in the long term expansion of sales to Asian countries (besides Japan), where good performance on premium wines has been the result of having a manager based in the region.

          Other.  The Company’s 2005 sales to other countries totaled US$1.1 million or 0.5% by US$ value of the Company’s exports. Within “other” sales, the Company aggregates mainly countries in Africa.

          Bulk Wine Exports.  In 2005, the Company sold US$0.3 million of bulk wine overseas, primarily to the United Kingdom, representing 0.1% of its exports by US$ value.  Bulk wine sales is a spot business with no long-term commitments.  Sales depend on price and availability of wine in Chile and other wine growing countries.  The Company purchases almost all of the bulk wine it exports from outside suppliers.  The Company expects bulk wine sales to diminish in significance as it continues to promote bottled wine sales.  However, bulk wine sales may continue in countries depending on price, demand and availability for such wines.

          Distribution in Export Markets.  The Company’s products are distributed in approximately 110 countries by independent distributors, including four government liquor authorities.  In most countries, the Company sells wine through a second and third distributor under the brand names of its subsidiaries Cono Sur and Maipo.  The Company sells “F.O.B. Chilean port” to its distributors in export markets.

          In 2001, the Company established a fully owned subsidiary in the United Kingdom for the distribution of its own products in the region.  In 2005, the United States, the United Kingdom, Canada, Sweden and Denmark, the Company’s five largest national export markets, accounted for 56.3% of the Company’s exports by US$ value.  The

Company believes that its success in export markets is based on developing good relationships with established distributors and the good price/quality relationship of its products.  The Company has written agreements with most of its distributors.

          Independent Distributors.  The Company’s exclusive agent and importer in the United States is Banfi, which imports and re-sells the Company’s products to distributors who service all 50 states.  Banfi was the Company’s largest single customer in 2005, purchasing approximately 2.5 million cases of wine which represented 24.1% and 23.4% of the Company’s export sales by volume value, respectively.  The Company has a renewable 20-year contract with Banfi which expires in 2013.  The contract prohibits the Company from selling to any other U.S. importer and prohibits Banfi from carrying other Chilean wines without the Company’s approval.  Banfi carries a number of competitors’ products, including Riunite, one of the best-selling imported wines in the United States, and Viñedos Emiliana.  Banfi also imports wines produced by its own wineries in Italy.  The Company and Banfi share the U.S. marketing costs for the Company’s wines.

          In December 2000, the Company formed the company Concha y Toro UK Limited for the distribution of its Concha y Toro portfolio of wines in the United Kingdom.  Concha y Toro UK Limited is a wholly-owned subsidiary of the Company, and started its operations in March 2001.

          Between 1994 to May 14, 2006, the Company had a contract with Western Wines Agency to distribute Viña Cono Sur wines in supermarkets and chain stores in the United Kingdom and the Republic of Ireland.  As of May 15, 2006 the distribution and marketing of Cono Sur and Isla Negra brands in the United Kingdom were undertaken by the UK subsidiary, Concha y Toro UK.

          Government Liquor Authorities.  In Canada and the Nordic countries, the Company’s wine is sold through government liquor authorities.  In such countries, products may be offered as a general listing or a specialty listing.  General listings are those that are purchased by liquor boards on a regular basis and require a minimum sales level per period (which varies depending on the Canadian province and from country to country in Scandinavia).  Sales to government liquor authorities represented 12.1% and 14.1% of the Company’s export sales by volume and US$ value, respectively, in 2005.  In Canada, the Company operates with agents that work on a commission basis and are responsible for promotion and public relations. In Scandinavia, the Company sells to its importer, who then resells to the Monopoly.

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

          Another key part in the Company’s export marketing strategy has been to diversify its export markets on a regional basis.  Diversification helps protect against economic, and in some cases political, changes which may affect the market for the Company’s products.  In particular, the Company has expanded its sales to Asian, African, Eastern European and Middle Eastern countries, where the consumption of wine is increasing.

          The Company believes that there is a trend towards the consumption of varietal wines in general, and certain varietal wines in particular, in its major export markets, principally the United States, Europe, Asia and Canada.  The Company has tailored its new grape plantings to respond to this trend.  See Item 4 — “Information on the Company — Business Overview — Vineyards.”

          Seasonality

          The Company has experienced and expects to continue to experience seasonal fluctuations in its revenues and net income.  Both domestic and export wine sales tend to be lower during the first quarter of the year and higher during the third quarter, in anticipation of the year-end holiday period.  Sales volumes also typically decrease if distributors begin a quarter with larger-than-normal inventory levels, which is usually the case in the first quarter of the year.  For these reasons, the operating results of the Company in any one quarter of the year may not be indicative of the year-end results.

          The following table sets forth the average quarterly percentage of the Company’s sales in the domestic and export segments for the 2003 to 2005 periods, as a percentage of sales by volume.

Average Percentage of Wine Sales by Volume in 2003 – 2005

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Domestic	21.1%	25.7%	26.2%	27.0%
Export	20.1%	25.1%	28.2%	26.6%
Bulk(1)	35.6%	22.7%	17.9%	23.8%
Weighted Average	20.8%	25.4%	27.3%	26.7%

(1)

Seasonal fluctuations in bulk wine sales follow a different pattern in part because bulk wine sales are made on a spot basis.  In order not to distort the data for domestic and export wine sales, seasonal fluctuations in bulk wine sales are presented separately.

          Other Businesses

          Argentine Business.  In 1996, the Company invested in Argentina and founded Trivento winery.  The Argentine business comprises exports and domestic sales; as of 2005, both areas of business, exports and the distribution in Argentina, are handled by Trivento. In 2005 Trivento export volume totaled 1,238,000 cases with returns of US$19.3 million representing an increase of 59% and 61% by volume and value respectively.  Trivento grew across all regional markets, with a strong performance in European countries.  Trivento consolidated its position as the second exporter of Argentine wines by volume.

          Sales in the local Argentine market summed 548,200 cases with total revenue of US$ 9.3 million, representing a decrease of 27% in volume and 16% by value.  Lower domestic sales mainly reflect the impact of price increases on the volumes sold, following the Company’s strategy of focusing on improving profitability.

          Affiliated Companies

          Viña Almaviva.  In 1997, the Company and Rothschild S.A. formed a joint venture company, Viña Almaviva, to produce a “Primer Orden” or first-growth wine in Chile.  The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto, Maipo Valley in exchange for 50% of the capital stock of Viña Almaviva.

          In 2005, Viña Almaviva had revenues of Ch$2,238 million, 3.2% lower as compared to Ch$2,313 million in 2004.  Sales volume increased 9.7% as compared to 2004, however a lower exchange rate offset this result.

Almaviva’s main markets are France, Germany, Japan, Switzerland and the United States.  In 2005, the Company recognized income from Viña Almaviva of Ch$167.2 million from its equity investment.

          Industria Corchera.  In November 2000, the Company acquired 49.6% of Industria Corchera.  In 2002 its share increased to 49.84%.  In 2005, Industria Corchera’s total sales amounted to Ch$11,076 million, representing a 12.4% decrease compared to 2004. The Company in 2005 recognized income from Industria for Ch$252.9 million from its equity investment.

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

          Trademarks.  The Company has Chilean registrations for the principal trademarks used in its business, including Concha y Toro, Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise, Frontera, Tocornal, Subercaseaux, Maipo, Clos de Pirque, Fressco, San José.  Trademarks registered by subsidiaries include Cono Sur, Isla Negra and Trivento. While the Company also has foreign registrations for many of these trademarks in most of its principal export markets, it does not have registrations for all of its trademarks in all of its export markets.  The Company believes that its brands and trademarks are important to its business and is seeking to protect them through registration in many countries where they are not currently recorded.

Organizational Structure

          The following table lists the significant subsidiaries and affiliates of the Company, the percentage of direct and indirect ownership by the Company, and the respective country of incorporation:

Subsidiary	Direct and Indirect Ownership	Country of Incorporation

Inversiones Concha y Toro S.A.	100%	Chile
VCT Internacional S.A.	100%	Chile
Viña Cono Sur S.A.	100%	Chile
Sociedad Exportadora y Comercial Viña Maipo Ltda.	100%	Chile
Villa Alegre S.A.	100%	Chile
Concha y Toro UK Limited	100%	United Kingdom
Cono Sur Europe Limited	100%	United Kingdom
Trivento Bodegas y Viñedos S.A.	100%	Argentina
Finca Lunlunta S.A..	100%	Argentina
Transportes Viconto Ltda.	100%	Chile
Viña Almaviva S.A.	50%	Chile
Industria Corchera S.A.	49.84%	Chile
Comercial Peumo Ltda.	100%	Chile
Sociedad Exportadora y Comercial Oneworldwines Ltda.	99%	Chile

Property, Plant and Equipment

          The Company’s headquarters are located at the World Trade Center, Las Condes, Santiago.  To finance these new offices, the Company entered into a twelve-year lease agreement in January 1998.

          In addition, the Company owns 11,830 hectares and leases 605 hectares of land throughout Chile, and owns 981 hectares of land in Argentina.  Of these, approximately 7,991 hectares are suitable for planting vineyards.  A majority of the remaining 5,424 hectares are comprised of roads, hills, fruit orchards and riverbanks.  The remainder is used for vinification and bottling plants, cellars and other buildings.  None of the Company’s properties that are material to its business are mortgaged or otherwise encumbered.

          As mentioned above, the Company leases 605 hectares, comprising two leases in the Maipo Valley and three leases in the Casablanca Valley.  In the Maipo Valley, the Company leases 105 hectares from an unaffiliated non-profit Chilean institution, approximately 94 of which are suitable for vineyards or agricultural purposes.  The lease expires in 2013.  The lease may be terminated by the lessor beginning in 2004, with one year’s notice and payment of a penalty.  In 2004, the Company entered in a lease of 80.6 hectares in production from Viñedos Emiliana, this is a 9-year lease expiring in May 2013.  In the Casablanca Valley, the Company leases three properties of 282, 110 and 27 hectares with leases expiring in 2028, 2023 and 2036, respectively.

          Comercial Peumo leases warehouses in Iquique, Antofagasta and Los Angeles for distribution.  The Company leases six plants for vinification of popular wine from purchased grapes.  The Company believes it would be able to obtain replacement properties at acceptable costs for its leased vineyards, warehouses and vinification plants should its leases not be renewed.  See Item 4 — “Information on the Company — Business Overview — Vineyards.”

          Although the Company believes that it is in compliance with all applicable environmental regulations, it is still in the process of improving the water treatment systems in all of its manufacturing plants.  The Company has water treatment systems, owned or contracted to third parties, in six of its plants:  Lontué, Chimbarongo, Santa Elisa, Lourdes, Las Mercedes and Puente Alto.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

          Concha y Toro is not an accelerated filer or a large accelerated filer, as defined in Rule 12b-2 of the Exchange Act, nor is it a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  In addition, as of the date of the filing of this Annual Report, the Company does not have any unresolved comments from the Securities and Exchange Commission staff regarding its periodical reports under the Exchange Act.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          This section provides an assessment by management of the most significant trends and changes in the Company’s financial condition and results of operations.  Historical results are not necessarily indicative of future performance. Forward-looking statements presented in this section are subject to a number of factors that may cause future results to differ materially from those foreseen.

Overview

          Concha y Toro is principally a vertically integrated wine producer.  The Company is the largest producer of wine in Chile and also owns a winery in Argentina, Viña Trivento.  The Company is Chile’s leading bottled wine exporter, top-selling winery in the domestic market and the number two wine exporter from Argentina.

          The Company faces certain key challenges, which involve an element of associated risk.  Competition in strategically important markets is increasing in tandem with higher supplies of wine from producer countries.  In an effort to sustain sales growth under such conditions, the Company has a product portfolio offering a highly attractive price to quality ratio.  In addition, Concha y Toro has allocated further funds to the strengthening of its brand name and for the advertisement and marketing of its products in its main markets as well as expanding and fortifying its distribution channels.

          Determining factors in the results of the Company include the price of its principal raw material, the cost of grapes, and exchange rates, as in 2005, 73.8% of the sales revenues were denominated in foreign currency.

          In 2005, the Chilean wine industry and Concha y Toro faced important challenges.  The most significant one was the unfavorable exchange rate, impacting severely an industry that exports around 60% of its production.  In addition, results were also impacted by a higher wine cost as a result of increases in the price of grapes in the 2005 harvest.

          Concha y Toro financial results, sales, operating income and net income for the year 2005 reflect these impacts.  However, despite the more adverse scenario, the Company’s principal businesses:  exports, domestic market and the subsidiaries, show growth and the strength of the brand in a highly-competitive market.

          In 2005, Concha y Toro had a net income of Ch$19,039 million, representing a 19% decrease from 2004. Consolidated sales for the year increased 3.1%.  Sales revenues totaled Ch$201,367 million, 26.2% of which were generated in Chile, 65.7% from exports and 8.1% from Argentine operations.

          We believe the Company to be highly competitive in its major markets.  Concha y Toro has a high profile brand name and competitive economies of scale.  The principal measure for sustaining future growth involves ongoing investment in vineyard development and cellar capacity to raise overall production capacity.

	% of Total Sales by Value

	2003	2004	2005

Chile:
Domestic	25.5%	24.3%	26.2%
Exports	68.0%	68.0%	65.7%
Argentina: (Domestic and export sales)	6.5%	7.7%	8.1%
Total	100.0%	100.0%	100.0%

A.  Operating Results

          The following discussion should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, included in Item 18 herein.  The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differ in certain important respects from U.S. GAAP.  See Note 38 to the Consolidated Financial Statements for a discussion of (i) the principal differences between Chilean GAAP and U.S. GAAP which affect the financial statements of the Company, (ii) the effects of such differences on the calculation of net income and shareholders’ equity, and (iii) a reconciliation to U.S. GAAP of net income for each of the three years in the period ended December 31, 2005 and of shareholders’ equity as of December 31, 2004 and 2005.  The amounts in dollars are presented for the convenience of the reader only.

          The following table sets forth selected Company income statement data expressed as a percentage of revenues for the years indicated, as well as year-to-year percentage changes covering the respective periods.

	Year Ended December 31,			% Change

	2003	2004	2005	2003-2004	2004-2005

Revenues	100.0%	100.0%	100.0%	19.7%	3.1%
Cost of sales	(61.4)	(61.1)	(65.2)	19.2	10.1

Gross profit	38.6	38.9	34.8	20.7	-7.8
Selling and administrative expenses	(24.2)	(22.8)	(22.4)	12.5	1.4

Operating income	14.4	16.1	12.4	34.4	-20.9
Non-operating income	0.9	0.4	1.7	-46.4	343.1
Non-operating expenses	(1.3)	(1.2)	(2.8)	8.1	148.8
Price-level restatement and foreign exchange losses, net	0.3	(0.8)	(0.1)	-366.9	-90.2
Income tax	(2.2)	(2.6)	(1.7)	40.2	-30.7

Net income	12.1%	12.0%	9.5%	19.1%	-19.0%

Revenue breakdown
(million Ch$)

	Year Ended December 31,			% Change

	2003	2004	2005	2003-2004	2004-2005

Chile:
Domestic	41,587	47,342	52,847	13.8%	11.6%
Exports	110,913	132,866	132,281	19.8%	-0.4%
Argentina:
Domestic	5,928	7,082	5,220	19.5%	-26.3%
Exports	4,686	8,019	11,019	71.1%	37.4%
Total revenues	163,115	195,309	201,367	19.7%	3.1%

Year ended December 31, 2005 compared to year ended December 31, 2004
Figures expressed in Chilean pesos (Ch$) as of December 31, 2005

          Revenues.  Total revenues increased 3.1% to Ch$201,367 million from Ch$195,309 million in 2004.  Revenues increased following stronger sales in the Chilean domestic market, higher sales from Concha y Toro UK and an increase in exports from Argentina.  Exports from Chile to third parties decreased as a result of the strong appreciation of the Chilean peso against the US dollar and euro.  Chilean peso appreciation against the US dollar was approximately 11.0% year-over-year.

          Domestic Revenues.  Sales in Chile increased 11.6% in 2005 to Ch$52,847 million from Ch$47,342 million in 2004.  Domestic revenues comprise local wine sales, which accounted for 81.9% of the revenues, and other revenues — principally fees for bottling services, sales of fruit, liquors and coolers.  Wine sales increased by 14.8% and other income decreased 0.9% mainly due to lower fees from bottling services to third parties.

          Domestic wine sales increased 14.8% to Ch$43,261 million in 2005 from Ch$37,668 million in 2004.  Stronger sales were the result of a 1.5% increase in bottled volume and a 13.5% increase in the average price. Higher volume reflects a 1.5% increase in popular wines and a 14.7% rise in premium wines driven by larger sales of Casillero del Diablo and Trio. The 13.5% higher average price is the result of price increases mainly in the popular wine category following a higher wine cost in 2005 and a strategy that sought to increase the profitability of the business.

          Export Revenues.  Sales abroad decreased by 0.4% to Ch$132,281 million in 2005 from Ch$132,866 million in 2004.  This decrease resulted from the appreciation of the Chilean peso against the U.S. dollar, the Euro and the Sterling Pound in approximately 11.0%, 10% and 14.7%, respectively, in 2005 (average relevant exchange rates for the Company).  The exchange effect offset the sales increase in U.S. dollars of  12.4%, consisting of a 10% increase in volume and a 2.4% increase in prices in U.S. dollars.

          During 2005 the Company continued consolidating its brand positioning and opening new business in key markets. Sales abroad by  volume grew by  10% and were achieved with diversified growth in most of the geographic areas to which the Company exports. By volume sales in Europe, the principal market region, rose 18% as a result of the good momentum the Company is maintaining in the UK and in the rest of Europe.  Shipments to Asia increased 21.6%. Central America/Caribbean grew 12.8% led by good performances in Mexico and Costa Rica among others. Volumes grew by 5.7% in South America. The volume shipped to the U.S. increased 1.7%.

          The 2.4% increase in the average price in U.S. dollars mainly reflects an improvement in the mix. The average price in Chilean pesos decreased by 9.3% as a result of the exchange rate effect.  For further information regarding the total amount of export sales, export sales and competition and principal export markets, See Item 4 — “Information of the Company — Business Overview — Company sales — Export markets and note 38 k) to the Financial Statements.”

          Argentine Operations.  Total sales by the Company’s Argentine businesses increased 7.5% to Ch$16,239 million following a 37.4% increase in exports, partially compensated by a 26.3% decrease in domestic sales.

          Export revenue growth is mainly explained by the increase in volume. Trivento’s exports of wine by volume increased 59% reaching 1,238,000 cases. Trivento grew across all regional markets with a strong performance in European countries. Trivento consolidated its position as the second exporter of Argentine wines by volume in 2005.  This result was partially compensated as the average price in Chilean pesos decreased 10.9%, with this decrease reflecting the impact of the exchange rate appreciation. Trivento exports in US dollars increased 61% by value to US$19.3 million, with the average price stated in US$ rising 1.4%.

          The 26.3% decrease in domestic sales mainly reflect a 27% decline in volumes sold and a 1% increase in the average price in Chilean pesos.  The Company’s strategy has focused on improving profitability.  In 2005, the average price, in Argentine peso terms, increased by 14% (1% in Chilean pesos) as compared to 2004. The higher average price had an impact on volumes, with these declining by 27% to 548,200 cases.

          Cost of Sales.  Total cost of sales increased by 10.1% to Ch$131,373 million in 2005 from Ch$119,361 million for fiscal 2004.  The cost of sales as a percentage of total sales increased to 65.2% from 61.1%, mainly reflecting the impact of the exchange rate on sales and a higher average cost of wine in 2005 as a result of increased grape prices for the 2005 vintage.

          Cost of sales increased by Ch$12,012 million as a result of: a) an increase in volumes sold representing 66.5% of the increase or Ch$7,994 million; b) an increase in the cost of raw materials, mainly a higher wine cost representing 25.2% of the increase or Ch$3,024 million (wine cost for the period increased 21% as a result of the higher cost of grapes in the 2005 harvest); and c) an increase in the cost of the Argentine operation representing 8.3% of the increase or Ch$994 million.

          Gross Profit.  Gross profit decreased 7.8% to Ch$69,994 million in 2005 from Ch$75,947 million in 2004.  As a percentage of sales, the gross margin decreased to 34.8% from 38.9%, mainly reflecting the impact of the Chilean peso appreciation on foreign currency denominated revenues and the higher wine cost mentioned above.

          Selling, General and Administrative Expenses (SG&A).  SG&A at Concha y Toro mainly includes advertising and promotional expenses, salaries of administrative and sales personnel, general expenses, export commissions, insurance and maintenance. SG&A increased by Ch$630 million, or 1.4% year over year, to Ch$45,085 million in 2005 from Ch$44,455 million in 2004.  As a percentage of revenues, SG&A decreased to 22.4% from 22.8% recorded in 2004, reflecting a slightly lower rate of SG&A growth in Chile compared to sales and a decrease in expenses in the Argentine subsidiary.

          Chilean business derived SG&A increased by Ch$921 million.  Higher remunerations and higher marketing expenses mainly explain this increase as the company continues to support growth across all business areas,  including stronger marketing expenses at Concha y Toro UK to develop sales in its highly competitive market.

          SG&A for the Argentine business decreased by Ch$291 million, mainly reflecting a decrease in marketing expenses and other selling and administrative expenses with larger export volumes.

          Operating Income.  Operating income decreased 20.9% to Ch$24,909 million compared to Ch$31,492 million in 2004. The operating margin decreased from 16.1% to 12.4% following the contraction in the gross margin as a result of the strong appreciation of the Chilean peso and its impact on foreign currency revenues and a higher cost of wine for 2005.

          Non-Operating Income.  Non-operating income increased 343.1% to Ch$3,401 million from Ch$767 million in 2004.  This result is mainly explained by the increase in other non-operating income resulting from a gain of Ch$2,520 million on the sale in advance of forward contracts held by the Company.

          Non-operating Expenses (Excluding Price Level Restatement and Foreign Exchange Differences).  Non-operating expenses increased 148.8% to Ch$5,651 million from Ch$2,271 million. This resulted from (1) an increase in interest expense from Ch$1,777 million to Ch$3,565 million mainly due to an increase in financial debt of Ch$27,317 million to finance the investment program and working capital; and (2) an increase in other non-operating expenses related to extraordinary provisions.

          Price level restatement and Foreign Exchange Differences.  Price level restatement and foreign exchange differences produced a loss of Ch$145 million in 2005 compared to a loss of Ch$1,479 million in 2004. This is mainly due to a gain on foreign exchange differences of Ch$31 million in 2005 compared to a loss of Ch$1,510 million in 2004. For detail on Foreign Exchange Differences, see note 26 of Consolidated Financial Statements.

          Net Income.  Net income in 2005 of Ch$19,039 million decreased by Ch$4,467 million, 19.0%, as compared to  Ch$23,506 million in 2004.

Year ended December 31, 2004 compared to year ended December 31, 2003
(Figures expressed in Chilean pesos (Ch$) as of December 31, 2005)

          Revenues. Total revenues increased to Ch$195,309 million in 2004 from Ch$163,115 million in 2003 representing a 19.7% increase.  Revenue growth reflects a positive performance in all the Company’s areas:  Exports from Chile, the domestic market and higher sales of the two Argentine subsidiaries.

          Domestic Revenues.  Sales in Chile increased 13.8% in 2004 to Ch$47,342 million from Ch$41,587 million in 2003.  Domestic revenues comprise local wine sales, which accounted for 79.6% of the revenues, and other revenues – principally fees for bottling services and the sale of fruit, liquors and coolers.  Wine sales increased by 11.7% and other income increased 23.2% mainly due to higher sales of the cooler category developed by the Company in 2004.

          Domestic wine sales increased 11.7% to Ch$37,668 million in 2004 from Ch$33,732 million in 2003.  Stronger sales were the result of 16.9% increase in the average price of bottled wine, partially offset by a 4.1% decline in volume.  Volume in the popular wine category decreased 3.7%, while volume in the premium wine category increased by 17.6%.  This is largely the fruit of a policy focused on moving high margin labels such as Don Melchor, Casillero del Diablo and Trio.  The higher average price reflects mainly the price increases for popular wines following a strategy (starting in mid-2003) that has sought to increase the profitability of this business.

          Export Revenues:  Sales abroad increased by 19.8% to Ch$132,866 million in 2004 from Ch$110,913 million in 2003. The growth in sales overseas resulted from a 27.7% increase in volume and a 6.2% decrease in the average price stated in Chilean pesos, this as a result of the 11.6%  appreciation of the Chilean peso against the U.S. dollar in 2004 (average relevant exchange rate for the Company). The average price in U.S. dollars increased 6.0%.

          A sales and marketing policy oriented to strengthening the distribution network, developing new markets and investing in brand building resulted in higher shipments to all regional markets.  Volume sales to Europe, the largest regional market, presented a solid 36% growth, which reflects the strength of the Company’s brand in that continent.  This growth also includes the significant sales effort from Concha y Toro UK, the subsidiary that began business in 2001 and that has attained substantial sales growth over the past three years. Strong volume growth was also achieved in Central America /Caribbean (+27%) and South America (+69%) as a result of a positive performance of Mexico and a recovery in markets like Brazil, Peru and Venezuela.  Sales volume to the U.S., Canadian and Asian markets grew 10.2%, 20.2% and 25.3%, respectively.

          An improved mix of products is responsible for the higher average price in U.S. dollars.  The volume of premium wine sales increased by 39% mainly as a result of the commercial success of the Casillero del Diablo brand, with a 48% increase in export volume in 2004.  Appreciation of the euro against the dollar also contributed to the higher average price.  For further information regarding the total amount of export sales, export sales and competition and principal export markets, see Item 4 — “Information of the Company — Business Overview — Company Sales — Export Markets and note 38 k) to the financial statements.”

          Argentine Operations:  Sales within Argentina are handled by Distribuidora Peumo, while Viña Trivento exports its own wines.

          Total revenue from the two Argentine operations increased 42.3% to Ch$15,101 million as a result of a 71.1% increase in exports and a 19.5% increase in domestic sales.  The export performance included an 80% increase in shipments, totaling 777,484 cases. Trivento grew across all regional markets, with strong growth in Canada, Sweden, the U.S., the UK and Brazil. Trivento finished in year 2004 as the second exporter of Argentine wines by volume.

          Sales increase in the domestic Argentine market can be attributed to a combination of price increases seeking higher profitability, and higher volumes.  Domestic volumes increased 17% totaling 747,206 cases.

          Cost of Sales.  Total cost of sales increased by 19.2% to Ch$119,361 million in 2004 from Ch$100,173 million for fiscal 2003.  The cost of sales of Chile-sourced business increased by Ch$17,463 million, and accounts for most of the Ch$19,188 million increase in the total cost of sales.  In comparison to 2003, the total cost of sales for Chile increased 18.6%, and is mainly explained by the increase in sales volume.  Average wine cost for the export market maintained the 2003 level, whereas for the domestic market, there was a 15.5% wine cost increase.

          The cost of sales of Argentine-sourced business increased by Ch$1,725 representing a 42.8% increase mainly explained by higher sales volume.  Cost of sales as a percentage of total sales increased to 61.7% from 61.4%.

          Gross Margin. Gross margin increased to Ch$75,947 million in 2004 from Ch$62,942 million in 2003, an increase of 20.7%.  As a percentage of sales, the gross margin increased to 38.9% from 38.6%, mainly reflecting a lower cost of sales as a percentage of sales in 2004.

          Selling, General and Administrative Expenses (SG&A).  SG&A increased by Ch$4,942 million, or 12.5% year over year, to Ch$44,455 million in 2004 from Ch$39,514 million in 2003.  As a percentage of revenues, SG&A decreased to 22.8% from 24.2% recorded in 2003.

          Chilean business derived SG&A increased by Ch$2,865 million.  Higher marketing expenses explains 60% of the increase as the Company is incurring further marketing and selling expenses to promote and support growth across its business including stronger marketing expenses at Concha y Toro UK to develop sales in its highly competitive market. Higher remuneration accounts for 12% of the increase in SG&A, while other expenses, including export commissions, insurance and the like, relating to increased business make up the remaining 28%.

          SG&A for the Argentine business increased by Ch$2,077 million.  Marketing expenses linked to larger exports and domestic sales volumes comprise 42% of the rise in SG&A, higher remuneration related to the business growth explains 4%, and 54% of the increase is related to selling and administrative expenses involving distribution and general expenses related to the growth of the Argentine operation.

          Operating Income.  Operating income increased by 34.4% to Ch$31,492 million in 2004 from Ch$23,428 million in 2003.  The operating margin increased from 14.4% to 16.1% following stronger sales growth and the spread of SG&A costs over that higher level of sales.

          Non-Operating Income.  Non-operating income decreased 46.4% to Ch$767 million from Ch$1,433 million in 2003.  This result is mainly explained by the 59.2% decrease in equity participation in net income from related companies.  Equity participation decreased from Ch$975 million in 2003 to Ch$398 million in 2004 mainly due to decrease in equity participation from Viña Almaviva from Ch$689 million in 2003 to Ch$9.9 million in 2004 following lower result from Almaviva explained by a drop in sales volume and the weakness of the U.S. dollar that impacted sales returns.

          Non-operating Expenses (Excluding Price Level Restatement and Foreign Exchange Differences).  Non-operating expenses increased 8.1% to Ch$2,271 million from Ch$2,100 million. This results from higher interest expenses partly offset by lower other non-operating expenses. Interest expenses increased from Ch$939 million in 2003 to Ch$1,777 million in 2004 mainly due to an increase in financial debt to finance the investment program and working capital. Other non-operating expenses decreased by Ch$667 million mainly as a result of lower provisions.

          Price level restatement and Foreign Exchange Differences.  Price level restatement and foreign exchange differences produced a loss of Ch$1,479 million in 2004 compared to a gain of Ch$554 million in 2003. This is mainly due to a loss on foreign exchange differences of Ch$1,510 million in 2004 compared to a gain of Ch$793 million in 2003. For detail on Foreign Exchange Differences see Note 26 of Consolidated Financial Statements.

          Net Income.  Net income in 2004 of Ch$23,506 million was 19.1%, more than the Ch$19,734 million obtained in 2003.

          U.S. GAAP Reconciliation.  Net income under U.S. GAAP for 2005, 2004 and 2003 was Ch$20,900 million, Ch$23,735 million and Ch$20,054 million, respectively, whereas the amounts reported under Chilean GAAP were Ch$19,039 million, Ch$23,506 million and Ch$19,734 million, respectively. Differences result mainly from U.S. GAAP adjustments for the reversal of goodwill amortization, the reversal of the depreciation generated by technical revaluation of fixed assets under Chilean GAAP, and the recording of deferred income taxes in accordance with SFAS 109.

          Total shareholders’ equity under U.S. GAAP for 2005, 2004 and 2003 was Ch$167,417 million, Ch$155,844 million and Ch$141,138 million, respectively, and compared to Chilean reported amounts of Ch$170,151 million, Ch$161,653 million and Ch$146,716 million, respectively.  The main differences between shareholders’ equity under U.S. GAAP and Chilean GAAP are the reversal of revaluation of fixed assets, the recording of deferred income taxes and the accrual of a 30% minimum dividend.

          For further details regarding these and other differences between Chilean GAAP and U.S. GAAP, see Note 38 to the Consolidated Financial Statements.

B.  Liquidity and Capital Resources

          Liquidity

          In 2005, the Company’s main source of liquidity was cash generated by financing activities, which amounted to Ch$20,030 million. In 2004 and 2003, the main source of liquidity was cash generated by operating activities of Ch$14,224 and Ch$16,605 million, respectively. In the Company’s opinion, its working capital of Ch$77,237 million as of December 31, 2005 is sufficient for the Company’s present requirements.

          On December 31, 2005, the Company had Ch$1,447 million of cash, time deposits and other cash equivalents and approximately Ch$111,661 million available under undrawn bank lines of credit.

          Net cash flows used in 2005, 2004 and 2003 prior to the effect of inflation in cash and cash equivalents was negative Ch$173 million and Ch$637 million and Ch$638 million, respectively. The effect of inflation decreased cash and cash equivalents in Ch$244 million, Ch$83 million and Ch$509 million in 2005, 2004 and 2003, respectively.

          Net cash flows from operating activities were Ch$12,741 million in 2005, Ch$14,223 million in 2004 and Ch$16,605 million in 2003.  Net cash flows originated from financing activities were Ch$20,030 million in 2005,  Ch$10,471 million in 2004 and Ch$1,239 million in 2003.  Net cash flows used in investing activities was Ch$32,943 million in 2005, Ch$25,332 million in 2004 and Ch$18,483 million in 2003.

          There are no material restrictions, either legal or economic, that would limit the ability of subsidiaries to transfer funds to the Company in the form of cash dividends, loans, or advances.

          The Company’s total assets increased 15.2% from Ch$267,214 million at December 31, 2004 to Ch$307,963 million at December 31, 2005.  The increase in total assets is due to an increase in current assets (inventories) and fixed assets involving the acquisition of new vineyards, construction and infrastructure.

          Current liabilities increased 2.5%, to Ch$69,700 million at December 31, 2005 from Ch$68,032 million at December 31, 2004.  Long-term liabilities increased to Ch$68,102 million at December 31, 2005 from Ch$37,520 million at December 31, 2004, due to an increase in long term debt as a result of a 21-year bond placement. The Company will repay its debt with cash generated by its operating activities. The increase in long term financial debt results from financing the capital expenditure program and working capital in 2005. For a detail of capital expenditures in 2005, see the following section, “Capital Expenditures.”

          On April 26, 2005, Concha y Toro placed a 21-year bond for UF 2 million (as of December 31, 2005 Ch$35,950 million) on the local market at a nominal interest rate of 3.9%.  The amortization of this bond will be done on semi-annual installments beginning October 2009, and interest payments will be done on a semi-annual basis starting April 2005. The proceeds (35%) were used to repay financial debt, mainly at short term, and the remaining (65%) to finance new investments for supporting future growth.   Covenants associated with the issuance of bonds payable are detailed in Note 30 to the Financial Statements – Contingencies and Restrictions. Bond covenants require the Company to maintain certain financial ratios. Among them, the Company is required to (1) maintain an indebtedness ratio (the ratio of current and long-term liabilities to shareholders’ equity plus minority interest) no greater than 1.4 times; (2) maintain, at all times, during the life of the present bond issuance, minimum equity of five million UF; and (3) maintain at all times an interest coverage ratio (the ratio of operating income plus depreciation plus operating amortization to interest expenses) of a minimum of 2.5  times.  As of December 31, 2005 the Company complies with all covenants required and has a consolidated indebtedness ratio of 0.81 times, equity of Ch$170,151 million or 9.5 million UF, and the interest coverage ratio is 10.03 times.

          As of December 31, 2005 the Company’s total interest-bearing financial debt amounted to Ch$88,085 million of which, Ch$28,372 million was short term debt and Ch$59,713 million was long term debt with maturities to 2010 for its bank debt and 2026 for the bond debt.  Of total financial debt, approximately 90.5% was fixed-rate debt and 9.5% was variable-rate debt.  The fixed-rate debt of Ch$79,677 million has an average interest rate of 4.6% with maturities through 2026. The Company’s floating-rate debt, which totaled Ch$8,408 million, was denominated in Dollars, Euros, Sterling Pounds and Argentine Pesos.  The Company has not used any type of financial instrument to minimize interest rate risk exposure but is considering hedging as a means to mitigate this risk.

          For further detail on interest bearing debt as of December 31, 2005, see Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

          Capital Expenditures

          Total capital expenditures which include additions to property, plant and equipment and other permanent investments were Ch$30,656 million (US$60 million) in 2005, Ch$23,590 million in 2004 and Ch$16,911 million in 2003.  The increase in capital expenditures in 2005 was due to larger investments in the agriculture area, including the acquisition of planted vineyards, new properties and the plantation of new land.  New investments also added vinification and cellar capacity in Chile and Argentina. For 2006, the Company established a capital expenditure budget of Ch$20,472 million (approximately US$39 million), oriented to continue with the ongoing investments initiated in 2005, that includes the planting of new land and the construction of storage and fermentation facilities for the production and bottling of all wines with an emphasis on premium and varietal wines and the expansion of the bottling facilities.  Also, funds will be oriented toward the expansion of the capacity of Viña Trivento in Argentina. The following table sets forth the Company’s capital expenditures for the different areas for the years ended 2003-2005 and planned capital investment for 2006.

	Capital Expenditures(1)

Area:	2003	2004	2005	2006

	(in million Chilean pesos (Ch$) as of December 31, 2005)
Agriculture(2)	7,200	7,686	13,701	8,261
Oenology, technical and bottling facilities	6,332	9,396	12,312	9,365
Viña Trivento (Argentina)	814	3,548	2,057	1,234
Administration and other subsidiaries	1,996	1,908	1,762	1,612
Other permanent investments(3)	569	1,052	824	—

Total	16,911	23,590	30,656	20,472

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

          The Company expects to continue planting wine vines and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile and in Argentina.  Funds will also be used to increase the capacity of the Company’s vinification and storage facilities including the acquisition of French and American oak barrels.  The Company has a capital expenditure budget of approximately US$20 million as of 2007.

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

          Company exports are mostly denominated in U.S. dollars, although they are also denominated in Euros, Sterling Pounds, Canadian dollars and Argentine pesos (sales of the Argentine subsidiaries).  Total revenues from exports including exports to third parties and sales of the foreign subsidiaries as a percentage of total revenues were 73.8 % in 2005, 75.7% in 2004 and 74.5% in 2003. To the extent that U.S. dollar-denominated revenues exceed U.S.

dollar-denominated operating costs, the Company’s results of operations will be impacted by the difference between the changes in exchange rates and the Chilean rate of inflation.  The Company purchases bottles, corks and Tetra Brik containers in prices set in U.S. dollars.

          To the extent that the Chilean peso depreciates against the U.S. dollar at a lower rate than the rate of Chilean inflation, the Company’s export sales will increase less than inflation adjusted peso costs, and margins as reported in Chilean pesos will decrease.  The reverse situation would occur with respect to domestic sales denominated in Chilean pesos and related U.S. dollar denominated costs.  The rates of nominal appreciation of the Chilean peso against the U.S. dollar in 2003, 2004 and 2005 were 17.4%, 6.1% and 8.1%, respectively (year-end exchange rates). The Chilean price-level restatement factors for the same periods were 1.0%, 2.5% and 3.6% respectively.

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

          The Company enters into forward foreign exchange agreements to minimize its exposure to the risks of changes in foreign exchange rates.  Since 1993, the Company has attempted to balance U.S. dollar-denominated assets and liabilities.  See Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

Critical Accounting Policies

          A summary of the Company’s significant accounting policies is included in Note 2 to the Company’s audited consolidated financial statements. The preparation of financial statements requires management to make estimates and assumptions and exert judgment.  These actions affect the amounts reported in the consolidated financial statements.  Included below are the accounting policies which the Company considers critical to its business.

a)  Allowance for Doubtful Accounts:

          The Company maintains allowances for doubtful accounts.  Possible loss estimates are based on a case-by-case evaluation of past due amounts of more than 6 months.  In addition to the aging of the receivable, the Company considers historical loss experience.  Other factors are also considered, including the wine industry general economic environment.  Historically, bad debt write-offs have not been significant and are within the parameters for the wine industry.

          The Company has contracted insurance policies which reimburse the company for non-collection of practically all accounts receivable balances related to export sales.  Insurance coverage is, in general, 90% of the balances in Accounts Receivable in all geographical areas with the exception of Argentina where coverage is 65%.

          The Company does not have insurance policies for accounts receivables related to sales in the domestic markets of Chile and Argentina. The Company believes that this is a critical accounting policy because of the judgment involved in accruing for possible loss estimates.

b)  Income and Deferred Taxes:

          Our Company and each of its subsidiaries compute and pay tax on an individual tax return basis.

          Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletin Nº 60 issued by the Chilean Association of Accountants.  The effects of deferred income taxes at January 1, 2000, which were not previously recorded, were set up as a contra-asset or liability account which is charged or credited to income over the estimated reversal period of the temporary differences.  Under Technical Bulletin Nº 60, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all the deferred tax asset will not be realized.  In making this determination, the Company considers both positive and negative evidence and makes certain assumptions including projections of taxable income.

          Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

          In order for us to realize our deferred tax assets, we must be able to generate sufficient taxable income in those jurisdictions where the deferred tax assets are located. We have considered future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period in which we make such determination.

          The Company believes its tax positions comply with the applicable tax laws and that it is adequately provided for all tax related matters. The Company is subject to examination by taxing authorities in the various jurisdictions in which it files tax returns. Specifically, the Company is routinely under examination by the Internal Revenue Service. The current examination includes the years 2001 through 2005. Matters raised upon audit may involve substantial amounts and could result in material cash payments if resolved unfavorably; however, management does not believe that any material payments will be made related to these matters within the next year. Management considers it unlikely that the resolution of these matters will have a material adverse effect on its results of operations.

c)  Inventories:

          Our inventories of finished products and inventories of in-process goods are stated at standard cost and include the cost of raw materials and labor and overhead costs added to the products.

          The resulting value of inventories does not exceed their estimated net realizable values.  Raw materials and supplier goods acquired from third parties are stated at average cost plus monetary correction.  The Company records obsolescence provisions for finished products, products in process, raw material and other materials based on reports detailing slow to no turnover, which take into consideration certain estimations and assumptions, including market conditions and consumer consumption estimates.  As the Company must exercise judgment in projecting market conditions and consumer consumption, the Company believes that the Company’s accounting policy for reserving inventory should be considered critical.

d)  Goodwill:

          Goodwill is recorded at cost plus price-level restatements and is amortized on a straight-line basis, over the estimated future periods benefited (not exceeding 20 years). Goodwill is periodically reviewed for impairment whenever events or changes occur that indicate the carrying value of the business, or assets to which they relate, may not be recoverable. As such, events or changes occur, management estimates the future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets and related goodwill. The key variables which management must estimate include sales volume, prices and other economic factors. Significant management judgment is involved in estimating these variables, and they include inherent uncertainties; however, the assumptions used are consistent with our internal planning. Therefore, management periodically evaluates and updates the estimates based on the conditions that influence these variables. If the assets are considered impaired, it’s written down to fair value as appropriate. We performed the impairment tests of our goodwill and concluded that no impairment charge was necessary.

e)  Impairment of long-lived assets:

          Property, Plant and Equipment and Amortized Intangibles: The Company depreciates property, plant and equipment and amortizes intangibles principally by the straight-line method over the estimated useful lives of these assets. Estimates of useful lives are based on the nature of the underlying assets as well as the Company’s experience with similar assets and intended use. Estimates of useful lives can differ from actual useful lives due to the inherent uncertainty in making these estimates. This is particularly true for the Company’s significant long-lived assets such as vineyards, buildings, farming machinery and equipment, tanks and regations sistems. Factors such as the conditions in which the assets are used, availability of capital to replace assets, and frequency of maintenance could influence the useful lives of these assets.

          The Company reviews property, plant and equipment and amortizable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated total undiscounted future cash flows directly associated with the asset are compared to the asset’s carrying amount. If this comparison indicates that there is an impairment, the amount of the impairment is calculated by comparing the carrying value to the discounted expected future cash flows expected to result from the use of the asset and its eventual disposition or comparable market values, depending on the nature of the asset.

C.  Research and Development

          Research and development activities do not involve significant expenses, since, to a large extent, the Company relies on agreements with domestic and foreign firms and institutes for technical assistance and technology transfer. The Company has set up numerous research projects in Chile with local universities including Universidad Católica Chile (Santiago), Universidad de Concepción and Universidad de Talca. Since October 2003, the Company has been part of Conicyt’s Fondef project “Water management technologies for sustainable intensive agriculture.” Led by the Universidad de Concepción, the project aims to improve current irrigation practices by taking corrective actions to optimize water and energy usage and thus develop advanced, sustainable and efficient management of agriculture.

D.  Trend Information

          The most significant trend affecting the wine industry and the Company’s results currently and in the past three fiscal years has been an increase in competition in both the domestic and the export markets as a result of a global oversupply of wine.

          In the domestic market, a greater availability of grapes and wine between 2000 and 2003 has led to increasing competition among the leading wineries.  This resulted in a series of price cuts that affected the profitability throughout the business.  In mid 2004 and 2005 all major players in the Chilean wine industry sought a turnaround in domestic profitability focus on better margin products and higher average prices.

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

E.  Off - Balance Sheet Arrangements

          The Company has not entered into any transactions with unconsolidated entities whereby the Company has financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose the Company to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company.

F.  Tabular Disclosure of Contractual Obligations

The table below is a summary of the Company’s contractual obligations as of December 31, 2005

	Payments due by period

	Total	Less than 1year	1 – 3 Years	3 – 5 Years	More than 5 Years

		( in millions of Ch$ )
Contractual Obligations
Long Term Debt Obligations (1)	80,640	12,538	15,892	14,424	37,786
Operating Lease Obligations (2)	3,321	243	485	488	2,105
Capital Lease Obligations	90	32	46	12	—
Interests Payables from Banks and bonds obligations(3)	21,068	293	5,636	5,664	9,475
Purchase Obligations (4)	35,677	27,468	2,489	2,310	3,410

Total	140,796	40,574	24,548	22,898	52,776

(1) Includes Payables to Banks, bonds, leasing, related accounts, provisions and taxes.
(2) Corresponds to obligations due to the lease of country property.
(3) Corresponds to payables to banks and bonds interests, whose rate of interest is fixed and variable.
(4) Corresponds to payment obligations of investments in process and purchase obligations related to grape contracts.

As explained under Item 11 — “Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk”, 90.5% of total liabilities are subject to a fixed rate of interest.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

          The Company is managed by a Board of Directors consisting of seven Directors.  The entire Board of Directors is elected every three years at an annual general shareholders’ meeting.  Directors are not subject to term limits.  If a vacancy occurs, the Board of Directors elects a temporary director to fill the vacancy until the next regularly scheduled meeting of shareholders in which Directors are elected, and at which time the entire Board of Directors will be elected for a new three-year term.  The Company’s By-Laws provide that directors need not be shareholders.

          The following table lists each director of the Company, his current position, his age as of May 31, 2006, years with the Company and year of appointment to the Board of Directors:

Name	Position	Age at May 31, 2006	Years with the Company	Current Position Held Since

Directors:
Alfonso Larraín Santa María	Chairman	69	36	1998
Rafael Guilisasti Gana	Vice Chairman	52	27	1998
Mariano Fontecilla de Santiago Concha	Director	81	31	1995
Francisco Marín Estévez	Director	67	23	1982
Pablo Guilisasti Gana	Director	51	1	2005
Sergio de la Cuadra Fabres	Director	64	1	2005
Christian Skibsted-Hansen Cortés	Director	42	1	2005

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

Rafael Guilisasti Gana, Vice Chairman
Rafael Guilisasti has been a director and vice-chairman of the board of Viña Concha y Toro since September 1998. Mr. Guilisasti has a wide and outstanding experience in the Chilean wine industry. He joined Viña Concha y Toro in 1977 and became its Export Manager between 1985 and 1998, a period of great expansion for the Company in the international markets. He was chairman of Viñas de Chile between 1986 and 2003, an industry association bringing together approximately 85% of the Chilean wine-producers and whose object is to promote Chilean wines in the international markets and review political and legal matters affecting the Chilean wine industry. At the present time, Rafael Guilisasti is a director of Viñas de Chile.

His experience in the financial area includes the position of chief executive officer of Viñedos Emiliana S.A., a company mainly focused on wine exports, director of Frutícola Viconto, a fruit exporting company and director of Viña Almaviva. In April 2005, he was elected as First Vice-President of the Elective Council of Sociedad de Fomento Fabril (the Chilean manufacturers’ association).

Mariano Fontecilla De Santiago Concha, Director
Law studies.  Former Chilean ambassador to Norway, Spain and Italy.  Direct descendant of the first Marqués de Casa Concha and of the founder of the Company, Don Melchor Concha y Toro.  Made an honorary member of the Chilean Brotherhood of Wine for his contribution to Chilean wines. Director of the Company for several periods, initially in 1949 yet most recently since 1995.  President of Viñedos Emiliana between 1998 and 2004.

Francisco Marín Estévez, Director
Agricultural Engineer.  Broad experience in the private sector.  He has served as director of the Company since 1982.

Pablo Guilisasti Gana, Director
Commercial Engineer.  Chairman of Frutícola.  Since 1986 he has been in charge of Frutícola, a former subsidiary of the Company, the shares of which were distributed to the existing shareholders of the Company in 1986.  Frutícola produces, markets and exports fresh and frozen fruits and vegetables.  Between 1998 and 2004 he was Director of Viñedos Emiliana. He also contributes as director of the Fundación para el Crecimiento Matrimonial (Foundation for Marriage Growth); director of the Fundación Ayuda y Esperanza (Aid and Hope Foundation) and advisor to the Fundación Juan Pablo II (John Paul II Foundation).

Sergio de la Cuadra Fabres, Director
Mr De la Cuadra is a Commercial Engineer from the Pontificia Universidad Católica de Chile, M.A. and Ph.D.© from the University of Chicago (1968). His broad and outstanding professional career includes the country’s most important monetary institutions, particularly as director, vice president and president of the Banco Central de Chile (Central Bank of Chile) and as Minister of Finance in 1982. Mr. De la Cuadra has also been a director of the Chilean Electronic Stock Exchange and an international consultant to several Latin American countries.

Currently he is also a director of other well-known Chilean companies like Pesquera Itata S.A., Industrias Ceresita S.A., Nibsa S.A., Banco Monex and Petroquim S.A., and is a member of the Council of the Economics and Administrative Sciences Faculty of the Pontificia Universidad Católica de Chile.

Nils Christian Skibsted-Hansen Cortés, Director
Mr. Skibsted is a commercial engineer and MBA from the Universidad Adolfo Ibáñez. He is currently the executive director of Mifactory Venture Capital Fund, Latin America. During his professional career, he has worked in companies like Procter & Gamble, and Monsanto/Gargiulo Inc. where he was the South American Operations Director. He has also developed several projects in the real estate sector.

Senior Management

          The following table lists each executive officer of the Company, his current position, his age as of May 31, 2006, years with the Company and year of appointment as an executive officer:

Name	Position	Age at May 31, 2006	Years with the Company	Current Position Held Since

Eduardo Guilisasti Gana	General Manager (Chief Executive Officer)	53	27	1989
Goetz Von Gersdorff	Technical Director	78	43	1993
Andrés Larraín Santa María	Agricultural Manager	67	32	1978
Carlos Saavedra Echeverría	Engineering and New Projects Manager	61	32	1992
Osvaldo Solar Venegas	Administration and Finance Manager (Chief Financial Officer)	44	18	1992
Cristián Ceppi Lewin	Export Manager South Zone	39	15	2001
Thomas Domeyko Cassel	Export Manager North Zone	39	12	2001
José Antonio Manasevich G.	Operations Manager	40	13	1996
Carlos Halaby Riadi	Oenology Manager	53	16	1997
Enrique Tirado Santelices	Head Oenologist Don Melchor	39	13	2001
Daniel Duran Urízar	Technology and Information Manager	34	11	2001
Isabel Guilisasti Gana	Marketing Manager Origin Wines	48	9	2004
Giancarlo Bianchetti G.	Marketing Manager Global Brands	34	6	2004

The following provides biographical information about the executive officers of the Company.

Eduardo Guilisasti Gana, Chief Executive Officer
Civil Engineer.  Joined the Company in 1978 as Commercial Manager.  Appointed CEO in 1989.  Under his leadership the Company initiated a broad vineyard and cellar-oriented investment plan and expansion in the export markets.  Highlights of this period include the Company’s consolidation of a worldwide sales network that includes 110 countries and the strengthening of the leadership position in the sale of fine wines in each market segment and the strong growth and increase in the market value of the Company.  In addition, through the adoption of viticulture research and technology, the winery has transformed into a leader in the industry.  He is a director of Viña Almaviva.

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

Cristián Ceppi Lewin, Export Manager South Zone
Commercial Engineer.  Began his career at the Company as Product Manager for the Fressco and Tocornal ranges.  Assumed the position of Marketing Sub-Manager for liquors and in 1992 became Marketing Sub-Manager for popular wines. Held the position of Marketing Manager from 1994 to 1996.  Commercial Manager until assuming the position of General Manager at Comercial Peumo S.A.  In December 2000, he was appointed Export Manager for the South Zone.

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

Enrique Tirado, Oenologist Don Melchor
Oenologist.  On joining the Company in 1993 he started working with varietal ranges, Casillero del Diablo and Marqués de Casa Concha. He rose to head winemaker in 1997, responsible for every line of premium wine, including Amelia and Don Melchor. His extraordinary enological sensitivity, in 1999 led to his appointment as winemaker for Don Melchor.

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

B.  Director and Officer Compensation

          In accordance with the Company’s By-Laws, directors’ compensation for any given fiscal year is determined annually at the general shareholders’ meeting occurring in the immediately following fiscal year.  Compensation paid in 2005 in respect of 2004 equaled 1.5% of the net profits of the Company.  The amount of 300 UF per month has been allocated to cover the executive responsibilities of the chairman of the Board.

          The following table sets forth the compensation paid to each of the directors of the Company in 2005.

Directors’ Compensation Paid in 2005

Total Compensation (in thousands of Ch$)

Attendance:
Alfonso Larraín Santa María	83,141
Rafael Guilisasti Gana	83,141
Sergio Calvo Salas	83,141
Mariano Fontecilla de Santiago Concha	83,141
Francisco Marín Estévez	83,141
Eduardo Morandé Fernández	83,141
Albert Cussen Mackenna	83,141
Remuneration:
Alfonso Larraín Santa María	64,577
Remuneration Directors’ Committee:
Rafael Guilisasti Gana	894
Francisco Marín Estévez	804
Albert Cussen Mackenna	894
Total	649,156

          For the year ended December 31, 2005, the aggregate amount of compensation paid by the Company to senior managers, managers, and to managers of the Company subsidiaries, totaling 71 executives, was approximately Ch$4,407 million. Individual senior managers compensation disclosure is not required under Chilean law and it is not otherwise publicly disclosed by the Company.

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

          In compliance with the current Chilean rules and regulations, a Directors’ Committee was established at the Company on May 23, 2001.  The Committee’s members were renewed in April 26, 2005.  The designated Directors’ Committee members are Sergio de la Cuadra Fabres (president), Christian Skibsted-Hansen Cortés and Rafael Guilisasti Gana.  Sergio de la Cuadra Fabres and Christian Skibsted-Hansen were elected directors with votes different from the Controlling Group.  The primary functions of the Directors’ Committee include:

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

          The Directors’ Committee convened on 10 separate occasions during the fiscal year 2005.  Among the issues addressed were:

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

•	Examination of the system of remuneration and the compensation plans for managers and senior management;
•	Analysis of in-house control systems used at Viña Concha y Toro and its affiliated companies;
•	Preliminary audit report for fiscal 2005; and
•	Designation and hiring services of independent consultants for the Directors Committee;

          An annual budget of Ch$20 million for Committee operations was approved at the Ordinary Shareholders’ Meeting.  In 2005, the Committee contracted services of independent consultants costing Ch$8 million.

          The Company is subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 (as implemented by rules and regulations of the SEC, “Sarbanes Oxley”), passed into law in 2002 to restore investor confidence in the wake of several unprecedented corporate scandals and collapses.  Sarbanes-Oxley provisions are wide ranging and include provisions affecting disclosures by public companies and corporate governance.

          In accordance with the implementation period for Sarbanes-Oxley, on July 28, 2005 the Company designated from among its members the persons who would comprise the Audit Committee required by Sarbanes-Oxley.  The members of the Audit Committee are: Sergio de la Cuadra Fabres, Christian Skibsted-Hansen Cortés and Rafael Guilisasti Gana, who are the same directors who comprise the Director’s Committee.  Sergio de la Cuadra Fabres and Christian Skibsted-Hansen are independent directors while Rafael Guilisasti is not independent. Mr. Guilisasti is relying on an exemption of the Listing Standards relating to Audit Committees of Rule 10A-3 promulgated under the Exchange Act.

          We currently do not have a separate remuneration committee, however, the Company’s Directors’ Committee carries out the functions usually performed by this committee.  It also promotes auditor independence by prohibiting auditors from providing certain non-audit services while conducting audits.  The Company’s existing oversight and corporate governance practices fully honor the spirit and requirements of Sarbanes-Oxley reforms in many respects.  For instance, auditor independence has been strengthened with the adoption of an auditor independence policy by the Company.  See Item 16.A. – “Audit Committee Financial Expert.”

          The Company’s Board of Directors is committed to implementing measures that will promote investor confidence and market integrity.  In response to Sarbanes-Oxley Act, the Company has formalized a methodology to ensure the accuracy and completeness of information disclosed to the market.  The Company is committed to complying with the laws and regulations applicable in all countries in which the Company operates.  Upon enactment of new laws and regulations resulting from, or coming into force from the provisions of Sarbanes-Oxley, the Company will adjust its corporate governance structure in a way so as to ascertain full compliance.

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

This committee is not contemplated as such in the Chilean regulations.  Pursuant to Chilean regulations, the Company has a Directors’ Committee.  Nominations for Board members are made at the Ordinary Shareholders’ Meeting, while the Board nominates the members of the Directors’ Committee and of the Audit Committee.

303A.05

Listed companies must have a Compensation Committee composed entirely of independent directors, and its activities must include reviewing and approving the goals/objectives of the CEO and other officers’ compensation.  A written charter is also required.

This committee is not contemplated as such in the Chilean regulations, but according to Chilean law, the Directors’ Committee reviews the remunerations and compensation plans of managers and chief executive officers. The Board sets the managers’ objectives, evaluates their commitment and determines compensation. Per article 50bis of Law No. 18.046 on corporations, the Board reviews the aforementioned remuneration plans on an annual basis.

303A.06 303A.07	Listed companies must have an Audit Committee with a minimum of three members, certain requirements of independence and a written charter.

This committee is not contemplated as such under Chilean regulations. However, the Company has an Audit Committee as required by Sarbanes Oxley. The Audit Committee has three members. Two are independent and one is relying on the exemption at Rule 10A-3 (b) (1) (iv) (D) to the Listing Standards Relating to Audit Committees of Rule 10A-3.  The Audit Committee duties include those listed under 303A.01.

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

This code is not contemplated as such in the Chilean regulations.  The Company has a code of business conduct and ethics entitled “Code of Business Conduct and Ethics of Concha y Toro,” known to directors, officers and employees whose observance and compliance is regulated by the Deputy Management of the Controller and Audit-General.  The Code is available on the Company website at www.conchaytoro.com.
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

Not contemplated by the Chilean regulations.  This requirement is met by the Company through the CEO certification to the effect that he is not aware of any violation by the Company of NYSE corporate governance listing standards.  The Company submits Written Affirmations annually to the NYSE, as required by the NYSE.

D.  Employees

          As of December 31, 2003, 2004 and 2005, the Company Chilean operation had 1,640, 1,611 and 1,708 employees, respectively.  Personnel employed in the foreign subsidiaries totaled 241 employees. Of the Chilean workforce at December, 2005, 703 were laborers and 1,005 held administrative and sales positions.  The Company also hires temporary workers during the harvesting season, which in 2005 averaged 1,426 temporary workers.

          Eight labor unions represent an aggregate of approximately 427 of the Company’s employees (approximately 84 administrative employees, 59 sales employees, and 284 plant employees).  Labor relations with unionized personnel are governed by collective bargaining agreements negotiated in 2004-2005 that expire in 2006- 2009. The Company believes that it currently has a good working relationship with its labor unions; however, the Company is unable to predict the outcome of any future negotiations with such labor unions.

          In certain circumstances, the Company pays severance benefits equivalent to five labor days for each year of services rendered by the employee.  The Company has agreed with 1 labor union (representing 13 of its workers) to pay such severance benefits to their members in all circumstances.  Additionally, the Company has agreed with the 70 employees covered by one collective bargaining agreement to pay the equivalent of 5 days salary for each year of service in all circumstances.  Under Chilean law, all employees who are terminated for reasons other than misconduct are entitled to the basic payment of one month’s salary for each year worked, or a six-month portion thereof, subject to a limit of 11 months’ severance pay for employees hired after August 4, 1981.  Severance payments to employees hired before August 14, 1981 are not subject to this limit.

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

E.  Share Ownership

          The following table reflects the number of shares owned indirectly by the directors and executive officers and their percentage ownership of the Company at April 30, 2006.  Executive officers not listed do not own shares.

Share Ownership of Directors and Senior Management(1)

	No. of Shares Owned	% of Total Subscribed Shares(2)

Eduardo Guilisasti Gana(3)	170,557,700	23.7%
Rafael Guilisasti Gana(3)	169,144,227	23.5%
Pablo Guilisasti Gana(3)	170,071,019	23.6%
Isabel Guilisasti Gana(3)	3,334,032	0.5%
Alfonso Larraín Santa María(4)	75,439,899	10.5%
Francisco Marín Estévez(5)	64,154,356	8.9%
Mariano Fontecilla de Santiago Concha(6)	27,172,906	3.8%
Christian Skibsted-Hansen Cortés(7)	7,892,233	1.1%
Goetz Von Gersdorff(8)	234,098	— (9)
Osvaldo Solar Venegas(10)	62,606	— (9)
Cristián Canevaro J. (11)	11,100	— (9)
Directors and Executive Officers in the aggregate	355,500,578	49.43%

(1)	Shares held indirectly through investment companies and not individually owned.
(2)	Calculated on the basis of 719,170,735 outstanding shares on April 30, 2006.
(3)

Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”) are the sons of Mr. Eduardo Guilisasti Tagle, the former Chairman of the Company.  Isabel Guilisasti Gana is the sister of the Family Principal Shareholders. Mr. Eduardo Guilisasti Tagle died on August 20, 1998.  The shares attributed to each Family Principal Shareholder include 82,867,902 and 83,418,897 shares held by Inversiones Totihue S.A. (“Totihue”) and Rentas Santa Bárbara S.A. (“Santa Bárbara”), respectively, as well as shares held directly or indirectly by members of such Family Principal Shareholder’s immediate family and affiliated entities.  Totihue and Santa Bárbara are controlled by the Family Principal Shareholders pursuant to powers of attorney granted by the board of directors of Totihue and Santa Bárbara.  Each power of attorney grants any two Family Principal Shareholders, acting together, the power to, among others, vote or direct the voting of, or dispose or direct the disposition of, the shares held by Totihue or Santa Bárbara, as the case may be.  Mr. Eduardo Guilisasti Gana is the Company’s General Manager, Mr. Rafael Guilisasti Gana is the Company’s Vice Chairman and Mr. Pablo Guilisasti Gana was elected director on April 26, 2005.  Mrs. Isabel Guilisasti Gana was named Marketing Manager Origin Wines on July, 2004. The address for Mr. Eduardo Guilisasti Gana and Mr. Rafael Guilisasti Gana is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.  The address for Mr. Pablo Guilisasti Gana is c/o Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile. The address for Mrs. Isabel Guilisasti Gana is Viña Concha y Toro S.A., Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.  The other Family Principal Shareholder Mr. José Guilisasti Gana  is neither director nor executive officer of the Company.  The address for Mr. José Guilisasti Gana is Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile.

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

(11)

Mr. Cristián Canevaro J. is General Manager of Comercial Peumo, a subsidiary of the Company.  Mr. Canevaro’s address is c/o Comercial Peumo Ltda. Avenida Santa Rosa 0837, Paradero 43, Puente Alto, Santiago, Chile.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

          The Company’s only outstanding voting securities are the shares of its Common Stock.  According to the Company’s shareholder records, the Company’s 719,170,735 shares of Common Stock outstanding were held by 795 shareholders of record as of April 30, 2006.  There are no differences in the voting rights of the shareholders.

          The principal shareholders of the Company are Rentas Santa Bárbara S.A. (“Santa Bárbara”), Inversiones Totihue S.A. (“Totihue”), AFP Habitat S.A., AFP Provida S.A., the Bank of New York (according to Circular 1375 issued by the S.V.S. on February 12, 1998, hereinafter “Circular 1375 S.V.S.,” which states that the Depositary shall be the shareholder of record of the shares underlying the ADS), Fundación Cultura Nacional (“Cultura Nacional”), Compañía de Inversiones el Milagro (“El Milagro”), AFP Summa Bansander S.A., AFP Cuprum S.A.,Constructora Santa Marta Ltda. (“Santa Marta”), Inversiones Quivolgo S.A. (“Quivolgo”), AFP Santa María S.A.,  La Gloria S.A. (“La Gloria”), Foger Soc. Gestión Patrimonial Ltda. and Inversiones El Maitén S.A. (“El Maitén”).

          Santa Bárbara and Totihue are investment companies controlled by Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”).  El Milagro, Santa Marta, La Gloria, Quivolgo and Foger Soc. Gestión Patrimonial Ltda. are investment companies controlled by directors of the Company.  All of the principal shareholders, with the exception of The Bank of New York (according to Circular 1375 S.V.S.), the AFPs (Administradoras de Fondos de Pensiones, or “Pension Funds”), and El Maitén are companies controlled by the directors or executive officers of the Company.

          For information concerning the beneficial ownership in shares of Common Stock of the Family Principal Shareholders and other Directors and Executive Officers of the Company, see Item 6 — “Directors, Senior Management and Employees — Share Ownership.”

          The following table sets forth certain information concerning direct ownership of the Company’s Common Stock with respect to the principal holders of the outstanding subscribed shares of Common Stock.

Direct Share Ownership of Principal Shareholders

	As of December 31st,

	2004		2005		As of April 30, 2006

Principal Shareholders	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares

Rentas Santa Bárbara S.A. (2)	83,216,929	11.57%	83,407,522	11.60%	83,418,897	11.60%
Inversiones Totihue S.A. (2)	82,759,444	11.51%	82,864,605	11.52%	82,867,902	11.52%
AFP Habitat S.A. (3)	48,170,993	6.70%	49,239,296	6.85%	47,028,096	6.54%
AFP Provida S.A. (3)	45,156,881	6.28%	43,219,030	6.01%	44,238,755	6.15%
The Bank of New York (1)	44,476,550	6.18%	41,098,300	5.71%	41,212,800	5.73%
Fundación Cultura Nacional (4)	25,954,278	3.61%	25,954,278	3.61%	25,954,278	3.61%
Cía. De Inversiones El Milagro (5)	24,238,808	3.37%	24,406,951	3.39%	24,439,851	3.40%
AFP Summa Bansander S.A. (3)	20,425,481	2.84%	20,327,756	2.83%	22,121,711	3.08%
AFP Cuprum S.A. (3)	20,274,419	2.82%	21,757,536	3.03%	21,894,536	3.04%
Constructora Santa Marta Ltda. (6)	21,457,885	2.98%	21,457,885	2.98%	21,457,885	2.98%
Inversiones Quivolgo S.A.(7)	19,527,466	2.72%	21,207,506	2.95%	21,207,506	2.95%
AFP Santa María S.A. (3)	19,448,854	2.70%	17,710,771	2.46%	17,985,711	2.50%
La Gloria S.A.(7)	15,600,000	2.17%	15,656,594	2.18%	15,656,594	2.18%
Foger Soc. Gestión Patrimonial Ltda. (6).	13,911,063	1.93%	13,911,063	1.93%	13,951,063	1.94%
Inversiones El Maitén S.A. (8)	13,094,621	1.82%	13,094,621	1.82%	13,094,621	1.82%

Total Largest 15 Shareholders	497,713,672	69.21%	495,313,714	68.87%	496,530,206	69.04%

Other Shareholders	221,457,063	30.79%	223,857,021	31.13%	222,640,529	30.96%

Total	719,170,735	100.00%	719,170,735	100.00%	719,170,735	100.00%

(1)	Depositary Bank for the ADS.
(2)	Investment Company controlled by the Guilisasti Family (“Family Principal Shareholders”).
(3)	Chilean Pension Fund.
(4)	Cultura Nacional is a Chilean non profit institution. Shares are attributed to Mr. Alfonso Larraín, its Chairman.
(5)	Investment Company controlled by Mr. Mariano Fontecilla de Santiago Concha.
(6)	Investment Company controlled by Mr. Francisco Marín Estévez.
(7)	Investment Company controlled by Mr. Alfonso Larraín Santa María.
(8)	Investment Company controlled by Mr. Sergio Calvo Salas former director of the Company.

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

          According to information made available to the Company, on April 30, 2006, there were a total of 2,060,640 ADS outstanding representing 41,212,800 or 5.73% of the total shares of Common Stock of the Company at such date.

Related Party Transactions

          In the ordinary course of its business, the Company engages in transactions with its affiliates.  In addition, the Company has engaged in transactions with directors and executive officers of the Company.  The principal transactions with such related parties during the last three fiscal years are as follows:

          Viñedos Emiliana.  Viñedos Emiliana is a Chilean corporation (sociedad anónima abierta) which produces wines for export and domestic markets and is listed on the Chilean Exchanges.  Viñedos Emiliana was originally a subsidiary of the Company until 1986 when the Company distributed shares of Viñedos Emiliana to the Company’s then existing shareholders.  Although Viñedos Emiliana is a separate corporation, the Company and Viñedos Emiliana remain under common control.  Certain of the principal shareholders of the Company own directly and indirectly approximately 59.7% of Viñedos Emiliana’s outstanding capital stock and, additionally, the Company and Viñedos Emiliana have other common shareholders.  Viñedos Emiliana’s seven member Board of Directors includes one of the Company’s seven directors (Alfonso Larraín Santa María).  Viñedos Emiliana and the Company have various business dealings, the most significant of which are described below.

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

          In 2005, the Company recognized Ch$2,443 million in revenues from Viñedos Emiliana, or 1.2% of total revenues, including mainly revenues from sales in bottling fees and administrative services.  In 2005, the Company paid Viñedos Emiliana Ch$212 million in licensing fees.  The Company recognized revenues from Viñedos Emiliana of Ch$2,732 million in 2004 and Ch$3,565 million in 2003.  The Company paid Viñedos Emiliana Ch$235 million in 2004 and Ch$389 million in 2003 in licensing fees.

          From time to time, the Company engages in other transactions with Viñedos Emiliana, including purchases of wine in bulk at market prices, grapes and other raw materials. In 2005, 2004 and 2003 total purchases from Viñedos Emiliana totaled Ch$1,409 million, Ch$975 million and Ch$863 million, respectively.

          Frutícola.  Frutícola is the Company’s principal customer for fruit.  In 2005, 2004, and 2003, the Company sold Ch$241 million, Ch$154 million and Ch$315 million, respectively, of fruit to Frutícola for export.  The Company also purchases grapes from Frutícola for vinification.  In 2005, 2004 and 2003, the Company purchased Ch$610 million, Ch$297 million and Ch$208 million of grapes from Frutícola, respectively.  Frutícola is a Chilean corporation (sociedad anónima abierta) listed on the Chilean Exchanges.  Frutícola was formerly a subsidiary of the Company until 1986 when the Company distributed Frutícola shares to the Company’s then existing shareholders.

          The Company and Frutícola are under common control.  Two of the Company’s seven directors are members of Frutícola’s seven-member Board of Directors (Rafael Guilisasti Gana and Pablo Guilisasti Gana).  Mr. Andrés Larraín Santa María, the Company’s Agricultural Manager, and Mr. Felipe Larraín Vial, son of the Company’s Chairman, are also directors of Frutícola.  Certain Principal Shareholders directly and indirectly own approximately 56.6% of the outstanding common stock of Frutícola.

          Industria Corchera.  In November of 2000, the Company acquired 49.6% of the capital stock of Industria Corchera through a direct purchase of shares from Quivolgo, Totihue and two investment companies controlled by a director of the Company.  Based on a prior economic valuation of Industria Corchera by PriceWaterhouse, the Company invested a total of US$6 million.  The purchase price was paid in five annual installments with the last installment due in 2005.  In November 2002, with the acquisition of 4,818 shares, representing 0.24% of the capital stock of Industria Corchera, the Company increased its ownership in Industria Conchera to 49.84%.

          Industria Corchera is the primary cork supplier for the Company.  The Company purchased Ch$5,577 million, Ch$6,870 million and Ch$5,413 million of cork and other raw material from Industria in 2005, 2004 and 2003, respectively.  The Company believes that the price and terms it receives from Industria Corchera are equivalent to those available from its other cork suppliers.  Mr. Osvaldo Solar Venegas, the Company’s CFO and José Manasevich, Company Operating Manager are directors of Industria Corchera.

          Viña Almaviva.  Viña Almaviva is a 50-50% joint venture company between the Company and Baron Philippe de Rothschild.  The Company purchases from Almaviva used French oak barrels (used during one aging season) and the Almaviva wine that is sold in Chile through Comercial Peumo.  Total purchases from Almaviva in 2005, 2004 and 2003 were Ch$911 million, Ch$733 million and Ch$349 million, respectively.  In addition, the Company sells to Almaviva raw materials and services.  Sales to Almaviva totaled in 2004, 2003, and 2002, Ch$81 million, Ch$103 million and Ch$142 million, respectively.

          Related Transaction With Entities in Which the Directors and Executive Officers Have an Equity Interest.  The Company purchases small quantities of grapes, plants and other services from entities in which several of its directors, executive officers or members of their families have interests.  In 2005, 2004 and 2003, the Company purchased an aggregate of approximately Ch$1,216 million, Ch$709 million and Ch$660 million, respectively, of such goods and services from such entities.

          Other.  Article 89 of the Chilean Corporation Law requires that the Company’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market.  Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violation.  In addition, Article 44 of the Chilean Corporation Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the board of directors has been informed of such director’s interest and the terms of such transactions are similar to those prevailing in the market.  Chilean law requires that an interested director abstain from voting on such a transaction.  See Item 10 — “Additional Information — Estatutos (By-Laws) — Directors” for further information relating to conflict of interest transactions.  Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholder’s meeting.  Violation of Article 44 may result in administrative or criminal sanctions and civil liability to the Company and shareholders or interested third parties who suffer losses as a result of such violation.  The Company believes that it has complied with the requirements of Article 89 and Article 44 in all transactions with related parties during fiscal year 2005.

          For additional information concerning the Company’s transactions with affiliates and other related parties, see Note 6 to the Consolidated Financial Statements.

ITEM 8:	FINANCIAL INFORMATION

          See Item 18 — “Financial Statements” and the financial statements referred to therein for consolidated financial statements and other financial information.  For information on legal or arbitration proceedings, see Item 10 — “Additional Information — Legal and Arbitration Proceedings.”  For a discussion on the Company’s policy on dividend distributions, see Item 10 — “Additional Information — Policy on Dividend Distributions.”  For information regarding the total amount of export sales and the percent and amount of export sales in the total amount of sales, see Item 5 — “Operating and Financial Review and Prospects – Operating Results.”

ITEM 9:	THE OFFER AND LISTING

          Prior to the offerings of the ADS and the shares of Common Stock in October 1994, there was no public market for such securities in the United States.  The Common Stock is currently traded on the Chilean Exchanges.  In 2005, trading on the Santiago Stock Exchange accounted for approximately 85.5% of the trading volume of the Common Stock.  The ADS are listed on the New York Stock Exchange and trade under the symbol “VCO.”

          The tables below show, for the periods indicated, high and low closing sale prices of a share of Common Stock in nominal Chilean pesos and the quarterly shares trading volume of the Common Stock on the Santiago Stock Exchange.  The U.S. dollar figures reflect, for the periods indicated, actual high and low closing prices for the ADS on the New York Stock Exchange in the United States.  The ADS may or may not actually trade at 20 times the price per share.  As of Monday October 3, 2005 the ratio of one (1) ADS representing fifty (50) ordinary shares was changed to one (1) ADS representing twenty (20) ordinary shares. Therefore, as of October 3, 2005, Viña Concha y Toro’s ADS quotation will correspond initially, to the closing quotation of September 30, 2005 divided by 2.5 (two and one half).  See Item 3 — “Key Information — Exchange Rates” for the exchange rates applicable during the periods set forth below.  The following information is not restated in constant Chilean pesos.

Annual High and Low Closing Sale Prices

	Chilean Pesos Per Shares(2)		U.S. Dollars Per ADS(3)

Year Ended December	High	Low	High	Low

2001	650.0	435.0	48.10	35.00
2002	500.0	410.0	38.30	28.05
2003	695.0	475.0	49.93	31.65
2004	880.0	474.99	75.25	39.86
2005	1,120.0	695.0	99.50	26.00	*

*On October 3, 2005 the ratio of 1 ADR to common stock changed from 1:50, to 1:20

Quarterly High and Low Closing Sale Prices

			Chilean Pesos Per Shares(2)		U.S. Dollars Per ADS(3)

Year	Quarter	Share Volume(ooo)(1)	High	Low	High		Low

2003
	1st Quarter	7,412.88	500.0	475.0	34.40		31.65
	2nd Quarter	20,367.60	635.0	482.0	45.70		33.05
	3rd Quarter	9,741.89	695.0	600.0	49.30		43.69
	4th Quarter	16,085.98	640.0	505.0	49.93		42.20
2004
	1st Quarter	24,765.98	570.0	475.0	48.15		40.60
	2nd Quarter	18,197.35	630.0	515.0	49.10		39.86
	3rd Quarter	9,676.04	701.0	605.0	56.50		48.25
	4th Quarter	13,603.14	880.0	680.0	75.25		56.00
2005
	1st Quarter	16,713.19	920.0	780.0	78.25		67.25
	2nd Quarter	18,494.70	945.0	836.0	83.00		72.00
	3rd Quarter	21,238.96	1,120.0	890.0	99.50		78.00
	4th Quarter	28,361.41	900.0	695.0	34.24	*	26.00
2006
	1st Quarter	32,671.42	810.0	718.0	30.94		27.02

*On October 3, 2005 the ratio of 1 ADR to common stock changed from 1:50, to 1:20. This means that the ADR price US$34.24 for the new ratio corresponds to 85.60 on the former ratio.

Monthly  High and Low Closing Sale Prices

		Chilean Pesos Per Shares(2)		U.S. Dollars Per ADS(3)

Month Ended	Share Volume (000)(1)	High	Low	High	Low

December 2005	15,143.42	755.1	695.0	29.75	26.51
January 2006	18,063.61	810.0	745.0	30.94	27.44
February 2006	4,146.33	770.0	718.0	29.00	27.02
March 2006	10,461.47	780.0	740.0	29.85	28.11
April 2006	3,890.23	770.0	699.9	29.55	27.10
May 2006	7,180.46	709.01	679.9	27.30	25.40

(1)	Source: Santiago Stock Exchange.
(2)	Source: Santiago Stock Exchange. Chilean pesos per Share reflect nominal price at trade date.
(3)	Source: Monthly Report-The Bank of New York. Reflects actual high/low closing prices.

According to the Company’s records, as of April, 2006, there were 795 holders of record of the Common Stock.  Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.

ITEM 10:	ADDITIONAL INFORMATION

A.  Legal and Arbitration Proceedings

          The Company is not involved in any litigation or arbitration proceedings which, if determined adversely to the Company, individually or in the aggregate, would have a material adverse effect on the Company and its subsidiaries taken as a whole, nor to the Company’s knowledge are any such proceedings threatened.

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

          If the conflicting interest transaction involves a “material amount,” the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction.  A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of May 31, 2006, approximately US$68,139) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of May 31, 2006, approximately US$681,390) regardless of the size of the transaction.  If the Board of Directors believes that it is not possible to ascertain whether the conflicting interest transaction is similar to an arm’s length transaction, it may reject the conflicting interest transaction, or appoint independent advisors to make such a determination. If the Board appoints independent advisors, the report prepared by the advisors must be made available to the shareholders and the Board of Directors for 20 business days from the date the report was received from the independent advisors.

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

e)	designation of a newspaper to publish the notice of meetings; and

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

C.  Material Contracts

          Viña Almaviva.  On June 30, 1997, the Company entered into a joint venture with Baron Philippe de Rothschild S.A. (“BPR”), a French company, establishing Viña Almaviva S.A. (“Viña Almaviva,” formerly “Rothschild S.A.”) for the production of “Primer Orden” wines in Chile.  For a discussion of Viña Almaviva, see Item 4 — “Information on the Company — History and Development of the Company.”

          Industria Corchera.  In November of 2000, the Company purchased 49.6% of the capital stock of Industria Corchera from certain directors of the Company.  In November, 2002 the Company increased its ownership to 49.84%.  See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions” for a discussion of the acquisition and the agreements with Industria Corchera.

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

          The Company’s dividend policy approved at the general shareholders’ meeting is to distribute 40% of net earnings.  For fiscal year 2005, interim dividends Nos. 220, 221 and 222 of Ch$2.50 per share were paid on September 30, 2005, December 30, 2005 and March 31, 2006, respectively. A final dividend No. 223 of Ch$3.10 per share was paid on May 25, 2006 against the profits of the 2005 fiscal year. Total dividends disbursed against the profits of 2005 fiscal year were 40% of net earnings.

          For fiscal year 2006, the Board approved to pay three provisional dividends of Ch$2.50 per share, charged against the profits for fiscal year 2006. These will be paid on September 29, 2006, December 29, 2006 and March 30, 2007, while the remaining profits up to a limit of 40% of the earnings shall be disbursed in May 2007.

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

          The Central Bank of Chile adopted in 2002 the Regulations.  The Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile:  (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of US$10,000);  (ii)  certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (i.e., payments regarding import and export transactions, etc.).

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

          The ADS facility is subject to a contract between the Depositary, the Company and the Central Bank of Chile (the “Foreign Investment Contract”) that grants the Depositary and the holders of the ADS access to Chile’s Formal Exchange Market and permits the Depositary to remit dividends received from the Company to holders of ADS without restriction.  See Item 10 — “Additional Information —  Exchange Controls” for a more detailed description of the new regulations and the Foreign Investment Contract.  The Foreign Investment Contract is currently in force and will continue to govern the ADS facility until all parties agree to terminate it.  If the Foreign Investment Contract is terminated, the ADS facility would then become subject to the Regulations.  Under Chilean legislation, a Foreign Investment Contract may not be altered or affected adversely by actions of the Central Bank of Chile.

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

F.  Taxation

          The following discussion is a summary of certain Chilean and U.S. federal income tax considerations relating to an investment in the ADS or the shares.  The discussion is based on current law and is for general information only.  Moreover, while the Company’s tax advisors believe this discussion to be a correct interpretation of existing laws in force as of the date of this Annual Report, no assurances can be given that the courts or tax authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws will not occur.  In addition, the discussion does not address all possible tax consequences relating to an investment in ADS or the shares.
          Each holder of the ADS or shares of Common Stock should consult his or her own tax advisor regarding the particular tax consequences of the purchase, ownership and disposition of ADS or shares of Common Stock.

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

          The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 17% and a distribution of 50% of the net income of the Company distributable after payment of the First-Category Tax:

Company taxable income	200.0
First-Category Tax (17% of Ch$200)	(34.0)
Net distributable income	166.00
Dividend distributed (50% of net distributable income)	83.00
Gross Up to compute Withholding Tax: Ch$83.00 plus Ch$17 First Category Tax effectively paid.	(100.00)
Withholding Tax Rate 35% of Ch$100.00 equal to Ch$35; minus credit for 50% of First Category Tax (17%)	18.00
Net withholding tax	(18.00)
Net dividend received	65.00
Approximate effective dividend withholding rate (18/83)	21.687%

          In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

Effective dividend Withholding Tax rate	=	(Withholding Tax rate (35)) - (First-Category Tax rate (17))

100 - (First-Category Tax rate (17))

          Under Chilean income tax law, dividends generally are assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of First-Category Tax that was paid by the Company.  For years prior to 1991, the First-Category tax was 10%.  Although this reduced First-Category Tax resulted in relatively greater amounts of distributable post-tax income for those years, the credit against the Withholding Tax for the First-Category Tax paid by the Company for those years will commensurably be diminished.  Distributions of profits made with retained profits of those years, therefore, resulted in an effective dividend withholding tax rate of approximately 27.8%.  Distributions of profits made with retained earnings of years 2001 and 2002, resulted or will result in an effective dividend withholding tax rate of approximately 23.52% and 22.62%, respectively.  For year 2003 onwards the effective dividend withholding tax is approximately 21.69%.

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

          If a capital gain is recognized on a sale or exchange of shares of Common Stock acquired upon surrender of ADRs (as distinguished from sales or exchanges of ADS abroad representing such shares) made by a foreign or Chilean resident or domiciled holder, such gain will be deemed a non taxable event provided that the requirements of Article 18 ter of the Chilean Income Tax Law are met. Article 18 ter was introduced to the Chilean Income Tax Law by Law Nº 19,768 which was published in the Official Gazette on November 7, 2001. The requirements of Article 18 ter of the Chilean Income Tax Law are: (i) the share at the time of sale must have a market presence. In case the market presence of the share was lost, the sale must be made within the following 90 days after the loss of the share’s market presence; (ii) the share must have been acquired and sold after April 19, 2001; and (iii) the acquisition and sale must have been made, amongst others, in a Chilean stock exchange market or in a foreign stock exchange market authorized by the Chilean Superintendency of Securities.

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

          United States

          The following discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership, and disposition of the ADS or shares of Common Stock.  However, it is not a full description of all tax considerations that may be relevant to a decision related to the ADS or shares of Common Stock.  The discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change could apply retroactively.

          The U.S. federal income tax treatment of a  holder of ADS or shares of Common Stock may vary depending upon its particular situation.  Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons holding offsetting position in respect of the ADSs or shares of Common Stock, broker-dealers, U.S. expatriates, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, partnerships or other pass-through entities or persons holding ADSs or Common Stock through a partnership or other pass-through entity, traders that elect to mark-to-market, persons who acquired ADSs or Common Stock pursuant to the exercise of any employee share option or otherwise as consideration, and persons owning, directly or indirectly, 10% or more of the voting shares of the Company) may be subject to special rules not discussed below.  Unless otherwise stated, the following summary is limited to U.S. Holders who hold the ADS or shares of Common Stock as “capital assets” within the meaning of Section 1221 of the Code.  The discussion below also does not address the effect of any foreign, state or local tax law, or any federal tax law other than income tax law on a holder of the ADS or shares of Common Stock.  In addition, unless otherwise stated, the following discussion assumes that the Company is not currently, and will not in the future be, classified as a “passive foreign investment company” (“PFIC”) within the meaning of the Code.

          As used herein, the term “U.S. Holder” means a beneficial owner of ADS or shares of Common Stock that is, for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation organized in or under the laws of the United States or any state thereof, (iii) an estate that is subject to U.S. federal income taxation without regard to the source of its income, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and (2) one or more United States persons have the authority to control all substantial decisions of the trust.  The term “Non-U.S. Holder” refers to any beneficial owner of ADS or shares of Common Stock other than a U.S. Holder.

          For U.S. federal income tax purposes, holders of ADS (or ADRs evidencing ADS) generally will be treated as the owners of the Common Stock represented by those ADS.

          Cash Dividends and Other Distributions

          For U.S. federal income tax purposes, the gross amount of a distribution with respect to ADS or shares of Common Stock will include the net amount of any Chilean tax withheld (i.e., the Withholding Tax reduced by any credit for First-Category Tax paid), and will be treated as a dividend on the date of receipt by the Depositary or the U.S. Holder of such shares, respectively, to the extent of the Company’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes.  Distributions, if any, in excess of such current and accumulated earnings and profits as determined for U.S. federal income tax purposes will constitute a non-taxable return of capital to a U.S. Holder and will be applied against and reduce such U.S. Holder’s tax basis in such ADS or shares of Common Stock.  To the extent that such distributions are in excess of such basis, the distributions will constitute capital gain.  U.S. Holders that are corporations will not be allowed a deduction for dividends received in respect of distributions on ADS or shares of Common Stock.  For tax years through 2010, individual U.S. Holders are generally subject to a tax rate on dividends equal to 15%, which corresponds to the maximum tax rate for long-term capital gains.  However, under current legislation, for tax years beginning after December 31, 2010, dividends will be taxed at the same rate as other items of ordinary income, which will exceed the tax rate for long-term capital gains.  U.S. Holders should consult their personal tax advisors to determine the applicability of the 15% rate for dividends, if any, paid to them.

          If a dividend distribution is paid with respect to ADS or shares of Common Stock in Chilean pesos, the amount includable in income will be the U.S. dollar value, on the date of receipt by the Depositary or the U.S. Holder of such shares of Common Stock, respectively, of the Chilean pesos amount distributed.  Any subsequent gain or loss in respect of such Chilean pesos arising from exchange rate fluctuations will generally be U.S. source ordinary income or loss for U.S. Holders, although under certain limited circumstances may be capital gain or loss.  If the Depositary converts the Chilean pesos to U.S. dollars on the date it receives such pesos, U.S. Holders will not recognize any such gain or loss.

          Subject to the limitations and conditions set forth in the Code and Treasury regulations promulgated thereunder, U.S. Holders may elect to claim a credit against their U.S. federal income tax liability for the net amount of any Chilean tax withheld (i.e., the Withholding Tax reduced by any credit for First-Category Tax paid) from dividends received in respect of the ADS or shares of Common Stock.  If the dividends are subject to the 15% tax rate described above, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends.  Dividends generally will constitute non-U.S. source “passive income” or “financial services income” for U.S. federal income tax purposes.  For taxable years beginning after December 31, 2006, dividends generally will constitute non-U.S. source “passive category income” or “general category income.”  The rules relating to the determination of the foreign tax credit are complex and prospective purchasers should consult their personal tax advisors to determine whether and to what extent they would be entitled to such credit.  U.S. Holders that do not elect to claim foreign tax credits may instead claim a deduction for Chilean tax withheld.

          A Non-U.S. Holder of ADS or shares of Common Stock generally will not be subject to U.S. federal income tax on dividends received on Common Stock or ADS, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

          Capital Gains

          The sale or other disposition of ADS or shares of Common Stock will generally result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s tax basis in such ADS or shares of Common Stock.  The U.S. Holder’s initial tax basis in the ADS or shares of Common Stock will be such Holder’s cost for the ADS or shares of Common Stock.  Gain or loss upon the sale or other disposition of ADS or shares of Common Stock will be long-term or short-term capital gain or loss, depending on whether the ADS or shares of Common Stock have been held for more than one year, and generally will be U.S. source gain or loss (in the case of losses, subject to certain limitations).  Long-term capital gains realized by individuals generally are subject to tax at preferential rates.  The deductibility of capital losses is subject to limitations.

          As discussed under the heading “Chile-Capital Gains,” gain realized from a sale or other disposition of shares of Common Stock by a U.S. Holder, unlike gain realized from a sale or disposition of ADS, could be taxable in Chile.  Because U.S. taxpayers generally may only take a foreign tax credit against the U.S. federal income tax liability in respect of non-U.S. source income, in the case of gain realized from the sale or other disposition of shares of Common Stock, a U.S. Holder may not be able to use the foreign tax credit for Chilean tax imposed on that gain (because such gain would generally be U.S. source for U.S. federal income tax purposes) unless such U.S. Holder can apply such foreign tax credit against its U.S. federal income tax liability in respect of non-U.S. source income.

          Deposits and withdrawals of Common Stock by U.S. Holders in exchange for ADS generally will not result in the realization of gain or loss for U.S. federal income tax purposes.

          A Non-U.S. Holder of ADS or shares of Common Stock generally will not be subject to U.S. federal income tax on gain from the sale or other disposition of such ADS or shares unless such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more and certain other conditions are met.

          Passive Foreign Investment Company

          The Company believes that it was not a PFIC in any prior taxable year, and does not expect to be a PFIC for its current taxable year or any succeeding taxable year.

          Under the Code, a foreign corporation will be a PFIC for any taxable year in which either (1) 75% or more of its income is passive income or (2) the average percentage of the value of its assets that produce (or are held for the production of) passive income is 50% or more.

          If the Company were classified as a PFIC for a taxable year, certain adverse U.S. federal income tax consequences would generally apply to a U.S. Holder of ADSs or Common Stock.

          Backup Withholding and Information Reporting

          Dividends paid to a U.S. Holder that does not establish an exemption and proceeds from such a U.S. Holder’s sale or other disposition of ADS or shares of Common Stock may have to be reported to the U.S. Internal Revenue Service (“IRS”).  Such payments may also be subject to a backup withholding tax unless the U.S. Holder (i) provides an accurate taxpayer identification number and otherwise complies with the requirements of the backup withholding rules or (ii) otherwise establishes an exemption.

          Subject to certain certification requirements, dividends paid to a Non-U.S. Holder on, and proceeds from a Non-U.S. Holder’s sale or other disposition of, ADS or shares of Common Stock will generally not have to be reported to the IRS and will not be subject to backup withholding tax.

          The backup withholding currently applies at a rate of 28%.

          Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s U.S. federal income tax liability if the required information is timely furnished to the IRS.

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

Interest Rate Risk

          The Company’s exposure to interest rate risk relates to its debt obligations.  As of December 31, 2005 and 2004 the Company’s total interest-bearing financial debt amounted to Ch$88,085 million and Ch$60,453 million respectively, of which, as of December 31, 2005, Ch$28,372 million is short term debt and Ch$59,713 million is long term debt with maturities to 2010 for its bank debt and 2026 for the bond debt.

          Of total debt, approximately 90.5% was fixed-rate debt and 9.5% was variable-rate debt.  The Company’s floating-rate debt, which totaled Ch$8,408 million, was denominated in Dollars, Euros, Sterling Pounds and Argentine Pesos.  The Company has not used any type of financial instruments to minimize interest rate risk exposure but is considering hedging as a means to mitigate this risk.

          The fair market value of total bank debt at December 31, 2005 is approximately the value at which it is presented in the consolidated financial statements and, as noted above, consists primarily of fixed rate debt (Ch$79,677 million) with an average interest rate of 4.6% with maturities through 2026.

          The following table lists the cash flows related to interest payments, amortization of debt obligations and related interest rates by fiscal year maturing with respect to the Company’s debt obligations.  Interest rates disclosed represent the weighted average rates of the portfolio at year-end.

Interest Bearing Debt As of December 31, 2005
(in million of Ch$)
Expected Maturity Date

Short Term and Long- Term Financial Debt		Average Interest Rate	2006 Mn.Ch$	2007 Mn.Ch$	2008 Mn.Ch$	2009 Mn.Ch$	2010 and Thereafter Mn.Ch$	Total Mn.Ch$	Fair Value Total Debt

Dollar	Fixed rate	4.37%	12,276	769	—	—	—	13,045	12,577
Dollar	Variable rate	3.96%	1,732	1,538	—	—	—	3,270	3,270
Ch$	Fixed rate	5.22%	90	1,000	4,500	3,500	—	9,090	8,764
Ch$(UF)	Fixed rate	3.81%	5,511	—	—	2,449	40,691	48,651	46,033
ARG$	Fixed rate	8.97%	4,727	3,045	248	—	—	8,020	7,732
Euro	Fixed rate	3.12%	871	—	—	—	—	871	840
Euro	Variable rate	3.42%	1,450	866	—	—	—	2,316	2,316
GBP	Variable rate	4.99%	1,331	220	—	—	—	1,551	1,551
ARG$	Variable rate	5.50%	384	887	—	—	—	1,271	1,271
Total			28,372	8,325	4,748	5,949	40,691	88,085	84,354

Leasing
UF	Fixed rate	5.75%	194	183	144	153	81	756	756
Total			194	183	144	153	81	756	756

Exchange Rate Risk

          The Company’s export sales are primarily denominated in U.S. dollars, except for certain export sales to Canada and Europe, where prices are denominated in Canadian dollars, Sterling Pounds and Euros.  Sales of the Company’s Argentine subsidiaries are denominated in Argentine pesos. During 2005 and 2004, 73.8% and 75.7%, respectively, of the Company’s total revenues were related to foreign currency.  As a result of these transactions, the Company’s financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products.

          In addition a proportion of the Argentine subsidiaries’ assets is valued in Argentine pesos and would therefore be affected by devaluation of the local currency.  Since 2004, the Company has purchased financial instruments that either eliminate or mitigate country risk.  In the income statements as of December 31, 2005 and 2004, the Company recognized Ch$104 million and Ch$284 million of losses from the conversion of the financial statements of the subsidiaries in Argentina and the depreciation of the Argentine peso.

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

          As of December 31, 2005, the Company held U.S. dollar forwards amounting to US$18.1 million, in Euros amounting EUR15.1 million, in Canadian dollar amounting CAD9.8 million and in Sterling Pounds for GBP5.8 million which expired during 2006 and 2007.

          The following table lists the assets and liabilities that are subject to foreign exchange fluctuations.

Assets and Liabilities Subject to Foreign Exchange Fluctuation
As of December 31, 2005
(in million of Ch$ / except Exchange Rate)

	US$	Euro	GBP	CAD	ARG$

Cash	198	18	440	4	141
Accounts and Notes Receivable	19,991	6,381	8,382	1,904	1,313
Fixed Assets Argentina	10,926	—	27	—	—
Other Assets	3,943	86	413	7	8,243
Total Assets	35,058	6,485	9,262	1,915	9,697

Current Liabilities	19,995	5,150	4,153	404	6,971
Long-Term Liabilities	2,306	866	220	—	4,181
Forwards	9,275	3,115	5,098	4,333	—
Total Liabilities	31,576	9,131	9,471	4,737	11,152

Exchange Rate	512.5	606.1	880.4	440.8	169.4

Commodity Price Risk

          The Company relies on outside vineyards for supplies of grapes and bulk wine.  Grapes purchased from outside vineyards are subject to fluctuation in price and quality and generally cost more than grapes from the Company’s vineyards.

          In 2004 and 2005, approximately 75% of the grapes used in the production of its premium, varietal, bi-varietals and sparkling wines were purchased by the Company from independent growers in Chile.  Additionally, in 2005, the Company purchased the grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company.  Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          To the Company’s knowledge, no one has (i) materially modified the instruments defining the rights of the Company’s shareholders or (ii) materially modified or qualified the rights, evidenced by the Company’s registered securities, by issuing or modifying any other class of securities.

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

          The procedures associated with the Company’s internal controls are designed to provide reasonable assurance that the Company’s transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported.  However, through the same design and evaluation period of the disclosure controls and procedures, the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, recognize that there are inherent limitations to the effectiveness of any internal control system regardless of how well it is designed and operated.  In such a way, the Company’s internal control system can provide only a reasonable assurance of achieving the desired control objectives.

           There were no significant changes in the Company’s internal controls or other factors that could significantly and negatively affect internal controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses in the Company’s internal controls and procedures requiring corrective actions.

ITEM 16.A:	AUDIT COMMITTEE FINANCIAL EXPERT

          The Company currently does not have an audit committee financial expert serving on the Directors’ Committee, which performs the functions of an audit committee.  Under Chilean law, the Company is not required to have an audit committee financial expert (within the meaning of the regulations adopted under Sarbanes-Oxley) serving on its audit committee.  However, pursuant to Chilean regulations, we have a Directors’ Committee with duties and responsibilities that are similar to those of an audit committee.  See Item 6 — ”Directors, Senior Management and Employees.”  The board of directors believes that the Directors’ Committee has the necessary financial expertise and experience to perform its functions.

ITEM 16.B:	CODE OF ETHICS

          As of June 2004, the Company has disclosed its code of ethics to reflect SEC rules and other proposed regulations that were adopted by the Company’s board of directors, officers and employees. All of the Company’s officers and employees accepted the provisions of the code of ethics, which governs the actions of everyone who works for the Company, including the employees of the Company’s subsidiaries.  The Company’s code of ethics deals primarily with the following issues:

•	Duties of managers and personnel;
•	Conflict of interests;
•	Use of property and information;
•	Privileged information;
•	Independence;
•	Communications and certificates,
•	Fair behavior;
•	Compliance with environment, health and safety laws and regulations.

          A copy of the Company’s code of ethics is available on its website (www.conchaytoro.com).

ITEM 16.C:	PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

          Deloitte & Touche, Sociedad de Auditores y Consultores, Ltds. acted as the Company’s independent auditor for fiscal year ended December 31, 2005 and 2004.  Fees for professional services in each of the last two fiscal years, in each of the following categories are:

	2005 Th.Ch$	2004 Th.Ch$

Audit Fees	48,264	54,062
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	55	147

Total	48,319	54,209

          At the request of the Company, Deloitte & Touche Sociedad de auditores y consultores Ltda. resigned as auditor of the Company, effective year, 2005.  Subsequently, Concha y Toro appointed KPMG Auditores Consultores Ltda. as the successor auditor, effective year, 2006.  The resignation of the former auditor and the appointment of the successor auditor were approved by the audit committee of the Company and the directors of the Company.

Pre-approval Policies and Procedures

          Chilean law states that public companies are subject to “pre-approval” requirements under which all audit and nonaudit services provided by the independent auditor must be pre-approved by the Directors’ Committee. In the Company’s case, its Directors’ Committee approves all audit, audit-related services, tax services and other services provided by Deloitte & Touche Sociedad de Auditores y Consultores Ltda.  Any services to be provided by independent auditors that are not specifically included within the scope of the audit must be pre-approved by the Directors’ Committee prior to any engagement.

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

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).

13.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley (filed herewith).  (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section.  Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporates it by reference.)

13.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley (filed herewith).  (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section.  Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporate it by reference.).

*Previously filed.

SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIÑA CONCHA Y TORO S.A.
Registrant

By:	/s/ Eduardo Guilisasti G.

Name:	Eduardo Guilisasti G.
Title:	Gerente General/
General Manager
(Chief Executive Officer)

Date:	July 13, 2006

By:	/s/ Osvaldo Solar V.

Name:	Osvaldo Solar V.
Title:	Gerente de Administración y Finanzas/
Administration and Financial Manager
(Chief Financial Officer)

Date:	July 13, 2006

EXHIBIT INDEX

Exhibit Number

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

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

Exhibit Number

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

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).

13.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley (filed herewith).  (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section.  Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporates it by reference.)

13.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley (filed herewith).  (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section.  Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporates it by reference.)

*Previously filed.

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

We have audited the consolidated balance sheets of Viña Concha y Toro S.A. and subsidiaries (“the Company”) as of December 31, 2004 and 2005 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005, all expressed in thousands of constant Chilean pesos.  These consolidated financial statements (including the related Notes) are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements, present fairly, in all material respects, the financial position of Viña Concha y Toro S.A. and its subsidiaries as of December 31, 2004 and 2005 and the consolidated results of their operations, changes in their shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America.  The application of the latter would have affected the determination of  shareholders´ equity as of December 31, 2004 and 2005 and the determination of net income for each of the three years in the period ended December 31, 2005 to the extent summarized in Note 38.

Our audits also comprehended the translation of constant Chilean pesos amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.x.  Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Santiago, Chile
July 4, 2006

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2005 and thousands of US dollars)

		As of December 31,

	Note	2004	2005	2005

		ThCh$	ThCh$	ThUS$
				Note 2(x)
ASSETS
Current assets:
Cash		1,863,619	1,447,134	2,824
Accounts receivable, net	5	51,451,473	49,193,974	95,988
Notes receivable, net	5	2,437,170	3,165,542	6,177
Other accounts receivable, net	5	1,398,916	1,408,810	2,749
Amounts due from related companies	6	376,416	128,420	251
Inventories, net	7	54,630,156	73,344,388	143,111
Income taxes recoverable	8	4,096,762	7,123,953	13,900
Prepaid expenses	35	9,504,618	9,291,774	18,130
Deferred income taxes	8	1,161,834	1,537,450	3,000
Other current assets	9	733,510	296,378	578

Total current assets		127,654,474	146,937,823	286,708

Property, plant and equipment:	10
Land		25,937,858	32,156,349	62,744
Buildings and infrastructure		109,900,406	123,454,738	240,887
Machinery and equipment		38,692,706	48,391,074	94,422
Other fixed assets		10,794,957	10,748,331	20,972
Revaluation from fixed asset technical appraisal		3,525,089	3,389,466	6,614
Less: Accumulated depreciation		(58,801,597)	(69,072,155)	(134,775)

Total Property, plant and equipment, net		130,049,419	149,067,803	290,864

Other assets:
Investments in related companies	11	6,410,401	6,674,975	13,024
Investments in other companies	12	304,915	304,915	595
Goodwill, net	13	1,144,460	1,072,557	2,093
Intangibles	14	1,511,645	3,305,497	6,450
Accumulated amortization	14	(279,363)	(278,588)	(544)
Other assets	15	418,368	877,810	1,713

Total other assets		9,510,426	11,957,166	23,331

Total assets		267,214,319	307,962,792	600,903

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2005 and thousands of US dollars)

		As of December 31,

	Note	2004	2005	2005

		ThCh$	ThCh$	ThUS$
				Note 2(x)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt due to banks and financial institutions	16	15,554,529	15,734,834	30,702
Current portion of long-term debt due to banks and financial institutions	16	13,600,087	12,344,115	24,086
Bonds payable		—	292,935	572
Long-term liabilities with maturities within one year		293,718	193,588	378
Dividends payable		1,500,440	1,808,735	3,529
Accounts payable		14,863,712	14,121,808	27,555
Notes payable		1,284,290	2,890,376	5,640
Other payables		1,943,995	2,130,449	4,157
Amounts payable to related companies	6	3,058,973	1,287,437	2,512
Accrued expenses	20	12,790,595	15,124,368	29,511
Withholdings		2,417,082	3,404,466	6,643
Income taxes payable	8	594,553	—	—
Deferred revenue		110,664	343,145	670
Other current liabilities	17	19,612	24,104	46

Total current liabilities		68,032,250	69,700,360	136,001

Long-term liabilities:
Due to banks and financial institutions	18	31,298,835	23,762,828	46,366
Bonds payable	19	—	35,949,620	70,146
Miscellaneous payables		774,878	561,277	1,095
Accrued expenses	20-21	694,592	897,163	1,750
Deferred income taxes	8	4,751,438	6,930,809	13,524

Total long-term liabilities		37,519,743	68,101,697	132,881

Commitments and contingencies	30
Minority interest	22	9,715	9,524	19

Shareholders’ equity:
Paid-in capital, no par value, 719,170,735 shares issued and outstanding as of 2004 and 2005	23	44,727,614	44,727,614	87,273
Additional paid-in capital – share premium	23	5,219,134	5,219,134	10,184
Other reserves	23	7,192,835	7,192,857	14,034
Reserve for future dividends	23	85,567,386	99,571,203	194,285
Net income for the year	23	23,506,309	19,039,147	37,150
Less: Provisional Dividends	23	(4,560,667)	(5,598,744)	(10,924)

Total shareholders’ equity		161,652,611	170,151,211	332,002

Total liabilities and shareholders’ equity		267,214,319	307,962,792	600,903

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2005 and thousands of US dollars)

		Year ended December 31,

	Note	2003	2004	2005	2005

		ThCh$	ThCh$	ThCh$	ThUS$
					Note 2(x)
Operating income:
Sales	36	163,114,776	195,308,560	201,367,002	392,911
Cost of sales		(100,172,620)	(119,361,287)	(131,373,455)	(256,338)

Gross profit		62,942,156	75,947,273	69,993,547	136,573
Administrative and selling expenses		(39,513,675)	(44,455,305)	(45,084,854)	(87,970)

Operating income		23,428,481	31,491,968	24,908,693	48,603

Non-operating income and expenses:
Interest income		42,866	51,734	157,255	307
Equity participation in net income of related companies	11	975,448	397,988	400,858	782
Other non-operating income	24	414,413	317,759	2,842,554	5,547
Goodwill amortization	13	(84,140)	(84,139)	(71,902)	(140)
Interest expense		(938,627)	(1,776,988)	(3,565,227)	(6,957)
Other non-operating expenses	24	(1,077,332)	(410,016)	(2,013,462)	(3,929)
Price-level restatement, net	25	(239,803)	31,623	(175,772)	(343)
Foreign exchange gains (losses), net	26	793,935	(1,510,492)	31,237	61

Non-operating expenses, net		(113,240)	(2,982,531)	(2,394,459)	(4,672)

Income before income taxes and minority interest		23,315,241	28,509,437	22,514,234	43,931
Income taxes	8	(3,576,084)	(5,014,008)	(3,475,256)	(6,781)

Income before minority interest		19,739,157	23,495,429	19,038,978	37,150
Minority interest	22	(5,013)	3,903	169	0

Income before amortization of negative goodwill		19,734,144	23,499,332	19,039,147	37,150

Negative goodwill		—	6,977	—	—

Net income for the year		19,734,144	23,506,309	19,039,147	37,150

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2005 and thousands of US dollars)

	Paid-in Capital	Additional paid-in capital	Other Reserves	Reserves for future dividends	Provisional Dividends	Net income for the year	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2003	41,703,331	4,866,240	9,063,846	58,972,299	(3,326,883)	16,312,013	127,590,846
2002 net income distribution	—	—	—	12,985,130	3,326,883	(16,312,013)	—
Dividends declared	—	—	—	(3,293,802)	—	—	(3,293,802)
Foreign currency translation adjustment	—	—	(2,374,446)	—	—	—	(2,374,446)
Price-level restatement	417,033	48,662	90,638	742,631	25,674	—	1,324,638
Net income for the year	—	—	—	—	—	18,583,807	18,583,807
Interim Dividends	—	—	—	—	(3,667,770)	—	(3,667,770)

Balance as of December 31, 2003	42,120,364	4,914,902	6,780,038	69,406,258	(3,642,096)	18,583,807	138,163,273
Balance as of December 31, 2003 restated to constant Chilean Pesos as of December 31, 2005	44,727,614	5,219,134	7,199,722	73,702,505	(3,867,541)	19,734,144	146,715,578

Balance as of January 1, 2004	42,120,364	4,914,902	6,780,038	69,406,258	(3,642,096)	18,583,807	138,163,273
2003 net income distribution	—	—	—	14,941,711	3,642,096	(18,583,807)	—
Dividends declared	—	—	—	(3,768,455)	—	—	(3,768,455)
Foreign currency translation adjustment	—	—	(6,648)	—	—	—	(6,648)
Price-level restatement	1,053,009	122,872	169,501	2,014,488	(87,164)	—	3,272,706
Net income for the year	—	—	—	—	—	22,689,487	22,689,487
Interim Dividends	—	—	—	—	(4,315,024)	—	(4,315,024)

Balance as of December 31, 2004	43,173,373	5,037,774	6,942,891	82,594,002	(4,402,188)	22,689,487	156,035,339
Balance as of December 31, 2004 restated to constant Chilean Pesos as of December 31, 2005	44,727,614	5,219,134	7,192,835	85,567,386	(4,560,667)	23,506,309	161,652,611

Balance as of January 1, 2005	43,173,373	5,037,774	6,942,891	82,594,002	(4,402,188)	22,689,487	156,035,339
2004 net income distribution	—	—	—	18,287,299	4,402,188	(22,689,487)	—
Dividends declared	—	—	—	(4,760,910)	—	—	(4,760,910)
Foreign currency translation adjustment	—	—	23	—	—	—	23
Price-level restatement	1,554,241	181,360	249,943	3,450,812	(204,963)	—	5,231,393
Net income for the year	—	—	—	—	—	19,039,147	19,039,147
Interim Dividends	—	—	—	—	(5,393,781)	—	(5,393,781)

Balance as of December 31, 2005	44,727,614	5,219,134	7,192,857	99,571,203	(5,598,744)	19,039,147	170,151,211

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2005 and thousands of US dollars)

	Year Ended December 31

	2003	2004	2005	2005

	ThCh$	ThCh$	ThCh$	ThUS$
				Note 2(x)
Cash flows from operating activities:
Received from customers	168,173,936	205,868,237	210,585,984	410,899
Interest received	84,291	643,283	878,745	1,715
Dividends and other distributions received	20,184	97,344	172,011	336
Other income received	8,450,396	12,067,091	21,868,392	42,670
Payments to suppliers and personnel	(148,872,677)	(191,587,348)	(201,822,448)	(393,800)
Interest paid	(650,212)	(1,789,545)	(2,968,490)	(5,792)
Income taxes paid	(4,063,770)	(3,454,907)	(4,213,162)	(8,221)
Payment of other expenses	(269,108)	(564,576)	(64,210)	(125)
V.A.T. and others taxes paid	(6,268,478)	(7,055,853)	(11,696,272)	(22,822)

Net cash provided by operating activities	16,604,562	14,223,726	12,740,550	24,860

Cash flows from financing activities:
Bank financing	30,214,806	66,003,493	34,479,424	67,277
Bonds payable			35,949,620	70,146
Dividends paid	(7,220,604)	(8,300,186)	(10,018,034)	(19,547)
Payment of bank financing	(21,045,166)	(47,232,165)	(39,758,806)	(77,578)
Payment of loans obtained from related companies	(709,920)	—	—	—
Payment of expenses related to the issuance of bonds	—	—	(622,615)	(1,215)

Net cash provided by (used in) financing activities	1,239,116	10,471,142	20,029,589	39,083

Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	237,036	62,328	62,597	122
Additions to property, plant and equipment	(18,089,347)	(24,337,225)	(30,433,486)	(59,382)
Payment of capitalized interest	(61,236)	—	(299,146)	(584)
Permanent investments	(568,994)	(1,051,844)	(836,229)	(1,632)
Other investment income	72,192	—	—	—
Other investment disbursements	(72,265)	(5.328)	(1,436,384)	(2,803)

Net cash used in investing activities	(18,482,614)	(25,332,069)	(32,942,648)	(64,279)

Positive (negative) net cash flow for the year	(638,936)	(637,201)	(172,509)	(336)
Effect of price-level restatement on cash and cash equivalents	(508,560)	(83,487)	(243,976)	(476)

Net increase (decrease) in cash and cash equivalents	(1,147,496)	(720,688)	(416,485)	(812)
Cash and cash equivalents beginning of year	3,731,803	2,584,307	1,863,619	3.636

Cash and cash equivalents end of year	2,584,307	1,863,619	1,447,134	2,824

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2005 and thousands of US dollars)

	Year Ended December 31

	2003	2004	2005	2005

	ThCh$	ThCh$	ThCh$	ThUS$
				Note 2(x)
Reconciliation of net income to net cash provided by operating activities:
Net income for the year	19,734,144	23,506,309	19,039,147	37,150
Net gain on sales of property, plant and equipment	(269,860)	(40,959)	(32,952)	(64)
Charges (credits) to income which do not represent cash flows:
Depreciation	7,680,603	8,684,253	10,755,919	20,987
Amortization of intangibles	69,759	71,168	89,272	174
Provisions and write-offs	1,618,087	2,358,086	1,993,545	3,890
Equity participation in income of related companies	(975,448)	(397,988)	(400,858)	(782)
Amortization of goodwill	84,140	84,139	71,902	140
Amortization of negative goodwill	—	(6,977)	—	—
Price-level restatement, net	239,804	(31,623)	175,772	343
Foreign currency translation, net	(793,934)	1,510,492	(31,237)	(61)
Other credits to income which do not represent cash flows	(29,459)	—	(61)	—
Other charges to income which do not represent cash flows	12,539	366,768	—	—
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	109,777	(10,406,346)	(235,170)	(459)
Decrease (increase) in inventory	(7,707,463)	(11,671,448)	(25,287,718)	(49,342)
Decrease (increase) in other current assets	(2,782,632)	(3,173,307)	1,904,351	3,716
Changes in liabilities which affect cash flows:
Increase (decrease) in accounts payable associated with operating results	(1,335,580)	1,486,762	2,247,359	4,385
Increase (decrease) in interest payable	242,427	258,668	272,768	532
Increase (decrease) in income tax payable	(678,560)	829,759	(1,151,632)	(2,247)
Increase in other accounts payable associated with non-operating results	895,915	562,004	2,620,846	5,114
Net increase in value added tax and other accounts payable	485,290	237,869	709,466	1,384
Gain (loss) attributable to minority interest	5,013	(3,903)	(169)	0

Net cash flows provided by operating activities	16,604,563	14,223,726	12,740,550	24,860

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 1 - Registration of Securities

Viña Concha y Toro S.A. is a corporation organized under the laws of the Republic of Chile registered under No. 0043 of the Chilean Superintendency of Securities and Insurance and in the New York Stock Exchange (“NYSE”) and is therefore subject to the supervision of the Chilean Superintendency of Securities and Insurance (“SVS”) and the Securities and Exchange Commission (“SEC”) of the United States of America. The Company is a producer and exporter of wines. It is a vertically integrated company that is involved at every stage of the production and marketing of wine. It manages its own vineyards, vinification and bottling plants and has an extensive distribution network for wines.

Note 2 - Summary of Significant Accounting Policies

a)	Periods covered

These financial statements reflect the Company’s financial position as of December 31, 2004 and 2005, and the results of its operations, the changes in its shareholders’ equity, and its cash flows for the years ended December 31, 2003, 2004, and 2005, respectively.

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

The consolidated financial statements for the years 2003, 2004 and 2005 include the following subsidiaries:

	Ownership interest As of December 31,

	2003			2004			2005

Company	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total

	%	%	%	%	%	%	%	%	%
Comercial Peumo Ltda.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Sociedad Exportadora y Comercial Oneworldwine Ltda.	99.00	0.00	99.00	99.00	0.00	99.00	99.00	0.00	99.00
Sociedad Exportadora y Comercial Viña Maipo Ltda.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Transportes Viconto Ltda.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Viña Cono Sur S.A.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Trivento Bodegas y Viñedos S.A.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Distribuidora Peumo Argentina S.A.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	0.00	0.00
Concha y Toro UK Limited	99.00	1.00	100.00	99.00	1.00	100.00	99.00	1.00	100.00
Villa Alegre S.A.	0.00	75.00	75.00	0.00	100.00	100.00	0.00	100.00	100.00
Finca Lunlunta S.A.	0.00	0.00	0.00	0.00	0.00	0.00	0.00	100.00	100.00
Conosur Europe Limited	0.00	0.00	0.00	0.00	100.00	100.00	0.00	100.00	100.00
Inversiones Concha y Toro S.A.	99.98	0.02	100.00	99.98	0.02	100.00	99.98	0.02	100.00
VCT Internacional S.A.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

In September, 2004, the subsidiaries Inversiones Concha y Toro S.A. and Sociedad Exportadora y Comercial Oneworldwines Ltda. acquired 25% of the shares of Villa Alegre  S.A.in exchange for ThCh$56,000 in cash, with which Viña Concha y Toro S.A. became the indirect controller of 100% of this company.  The purchase of this 25% generated negative goodwill of ThCh$6,735 which was recognized in income immediately.

c)	Translation of foreign currency financial statements

Financial statements of consolidated foreign subsidiaries have been converted into Chilean pesos in accordance with Technical Bulletin No. 64, “Accounting for Investments Abroad” (“BT 64”), of the Chilean Association of Accountants, as follows:

Financial statements of foreign operations with the Chilean peso as the functional currency are those whose activities are considered an extension of the Chilean operations, and are remeasured as follows:

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
Chilean pesos as of December 31, 2005 and US dollars

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

•

All the accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power of December 31, 2005 (“constant pesos”) applied under the “prior month rule”, as described below, to reflect changes in the CPI from the financial statement dates to December 31, 2005. This updating does not change the prior years’ statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

The values of the Chilean CPI used for price-level restatement purposes are as follows:

December 31,

Year	Index *	Change in index

2003	114.44	1.0%
2004	117.28	2.5%
2005	121.53	3.6%

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

	At December 31

	2003	2004	2005

	Ch$	Ch$	Ch$
UF	16,920.00	17,317.05	17,974.81

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

e)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies are presented in Chilean pesos at the exchange rate at the end of each year published by the Central Bank of Chile. The detail of exchange rates for foreign currencies  is as follows:

	As of December 31,

	2003	2004	2005

	Ch$	Ch$	Ch$
U.S. dollar	593.80	557.40	512.50
Canadian dollar	459.53	463.19	440.78
Argentine peso	202.32	187.65	169.42
Euros	744.95	760.13	606.08
Australian dollar	444.46	433.77	375.87
British pounds	1,056.21	1,073.37	880.43
Swedish Krone	81.93	84.26	64.49
Japanese yen	5.55	5.41	4.34

f)	Time deposits

Time deposits are presented at price-level restated principal plus accrued interest. The original maturity dates are less than 90 days.

g)	Inventories

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

Prepaid expenses include prepaid rent, prepaid insurance, deferred harvest costs and other prepaid expenses.  Deferred harvest costs consist of direct material, labour, and an allocation of indirect costs for incurred for the period April/May through December which relate to the harvest of April/May of the following year.  These costs are charged to the cost of wine once the harvest is completed in the following period.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

i)	Property, plant and equipment

Property, plant and equipment are presented at acquisition and/or building or development cost plus price-level restatement.  This cost includes applicable financing costs incurred by the Company until the asset is ready for use.  The carrying value of property, plant and equipment was adjusted in 1979 in accordance with regulations of the SVS.

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

Assets acquired through lease agreements that are classified as capital leases are recorded at the present value of future minimum lease payments, which is calculated by discounting regular instalments and any related purchase option at the interest rate implied or stated in the respective agreement.  Leases payables are recorded net of unaccrued future interest in the short and long-term portion.

k)	Depreciation

Depreciation is calculated according to the straight-line method based on the estimated useful lives of the different classes of assets, and includes depreciation pertaining to fixed asset technical appraisals.

l)	Intangible assets

Intangible assets represent rights or privileges acquired that will benefit the Company’s operations beyond the period in which they were acquired.  These refer primarily to water rights and industrial brand name rights, which are amortized over 40 and 10-year periods, respectively.  These assets are presented at restated cost and include other acquisition related costs, except for the cost of financing.

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
Chilean pesos as of December 31, 2005 and US dollars

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

Deferred income taxes are recorded in accordance with Technical Bulletin No. 60 and the complementary technical bulletins thereto Nos. 68, 69, 71 and 73 issued by the Chilean Association of Accountants. Deferred taxes are recorded based on the total amount of temporary differences between the book and tax basis of assets and liabilities. The effects of deferred income taxes at Juanary 1, 2000 that were not previously recorded, were recognized, in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra assets and liability account (Complementary accounts) and were recorded to offset the effects of the deferred tax and liabilities not recorded prior to January 1, 2000. Complementary accounts are amortized  to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability relate. Deferred taxes at January 1, 2000 are recorded based on the total amount of temporary differences between the book and tax basis of assets and liabilities. The effects on deferred taxes generated by the absorption of tax losses against current year taxable income are recorded against deferred tax expense in the associated year.

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

Revenues from the sale of goods and services related to the Company’s line of business are recognized in income when there is certainty that there has been an increase in the Company’s equity as the significant risks and benefits related to the ownership of those goods have been transferred to the buyer, the determination of the amount of revenue and cost is reliable, and there is certainty that the economical benefits from the transaction will flow to the Company.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

u)	Derivative contracts

The Company has foreign exchange forward contracts that have been designated as hedge instruments against variations in the foreign exchange rate of specific items, and are recorded in accordance with Technical Bulletin No. 57 issued by the Chilean Association of Accountants.

Derivative instruments are accounted for as follows:

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

Hedges of forecasted transactions are recorded at the estimated fair value, with the corresponding gains or losses deferred and recorded as offsetting assets or liabilities until settlement, at which time they are recognized in earnings.

v)	Computer software

Investments in computer programs relate principally to capitalized costs incurred in the implementation of the SAP R/3 system and other complementary or additional programs, which are presented under other fixed assets which are being amortized, using the straight-line method over their estimated useful lives.

w)	Allowance for doubtful accounts

The Company and its subsidiaries have recorded allowances for doubtful accounts based on a case-by-case assessment of debtors, reserving for buckets whose overdue balance exceeds five months.  In addition, the Company considers its historical experience with write-offs, which has not been significant.

x)	Convenience translation to U.S. dollars

The Company maintains its accounting records and prepares its financial statements in Chilean pesos.  The United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2005 closing exchange Ch$512.50 per US$1.  This translation should not be construed as a representation that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars at this or any other rate.

Note 3 - Changes in Accounting Principles

During the year January 1 and December 31, 2005, there were no changes in the application of accounting principles compared to the prior year.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Effective on January 1, 2004 the Company adopted Technical Bulletin No. 72 of the Chilean Association of Accountants which modified the rules of accounting for business combinations and equity-method investees.  Prior to January 1, 2004, investments in other companies in which the Company owned from 10% to 50% of common stock on a consolidated basis were recorded under the equity method of accounting.  As of the adoption date, the Technical Bulletin changed the accounting treatment for investments in which an entity owns more than 10% and less than 20% of common stock.  Investments that meet these criteria are accounted for at acquisition cost, restated for price-level changes or foreign currency and are no longer recorded under the equity method of accounting.   The new cost basis of the investments in these companies at January 1, 2004 was determined at their December 31, 2003 book values equal to their equity method value including the unamortized goodwill balance.  Furthermore, business combinations executed after the date of adoption are accounted for using the purchase method of accounting., recognizing the excess of cost over the fair value of assets acquired and liabilities assumed as goodwill.  All goodwill (whether recorded prior to or upon adoption of Technical Bulletin No. 72 with the exception of that transferred to the cost basis of invesment of between 10% and 20% of stock commom) continues to be amortized and is tested for impairment when a change in circumstances indicates that it may not be recoverable.  The adoption of Technical Bulletin No. 72 did not have a material effect on the financial statements of the Company for the year ended December 31, 2004.

Note 4 – Investments in Debt and Equity Securities

There were no marketable securities as of December 31, 2005 and 2004.  The Company holds certain equity securities which have been classified as long-term investments; see Note 12.

Note 5 - Short-term Receivables

Short-term

Trade accounts receivable:

	As of December 31,

Description	2004		2005

	ThCh$	%	ThCh$	%
Trade accounts receivable – export sales, net	41,408,953	80.48%	37,749,730	76.74%
Trade accounts receivable – domestic sales, net	10,042,520	19.52%	11,444,244	23.26%

Total trade accounts receivable, net	51,451,473	100.00%	49,193,974	100.00%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Notes Receivable:

	As of December 31,

Description	2004	2005

	ThCh$	ThCh$
Postdated checks, net	1,925,695	2,147,425
Notes receivable, net	618	—
Notes receivable denominated in foreign currencies	510,857	1,018,117

Total notes receivable, net	2,437,170	3,165,542

Note 5 - Short-term Receivables, continued

Other Accounts Receivable:

	As of December 31,

Description	2004	2005

	ThCh$	ThCh$
Receivable from employees	291,225	699,735
Advances to employees	25,944	28,746
Other accounts receivable	1,081,747	680,329

Total other accounts receivable	1,398,916	1,408,810

Maturities of short-term receivables are as follows:

	Up to 90 Days		More than 90 days up to 1 year		Total

	2004	2005	2004	2005	2004	2005

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivable	48,073,215	46,606,506	3,701,090	3,202,563	51,774,305	49,809,069
Allowance for doubtful accounts	—	—	—	—	(322,832)	(615,095)

Trade accounts receivable, net					51,451,473	49,193,974
Notes receivable	2,484,501	3,213,144	17,629	15,101	2,502,130	3,228,245
Allowance for doubtful accounts	—	—	—	—	(64,960)	(62,703)

Notes receivable, net					2,437,170	3,165,542
Other accounts receivable	1,505,267	1,535,495	—	—	1,505,267	1,535,495
Allowance for doubtful accounts	—		—	—	(106,351)	(126,685)

Other accounts receivable, net					1,398,916	1,408,810

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

a) Notes and accounts receivable:

	As of December 31,

Company	2004	2005

	ThCh$	ThCh$
Bodegas y Viñedos Sta. Emiliana S.A.	258,241	120,430
Viña Almaviva S.A.	113,363	—
Maria Inés Cerda Fernández	—	7,990
Frutícola Viconto S.A.	4,812	—

Total	376,416	128,420

b) Notes and accounts payable:

	As of December 31,

	Short-term	Short-term	Long-term	Long-term

Company	2004	2005	2004	2005

	ThCh$	ThCh$	ThCh$	ThCh$
Comercial Greenwich Ltda.	478	559	—	—
Agrícola Alto de Quitralman Ltda.	126	—	—	—
Industria Corchera S.A.	2,151,385	1,003,189	—	—
Importadora y Comercial Huasco S.A.	11,085	7,836	—	—
Forestal Quivolgo S.A.	142,736	—	—	—
Inversiones y Asesorías de Asís Ltda.	1,923	—	—	—
Inversiones Totihue	385,164	—	—	—
Eduardo Rafael Morandé Montt	37,531	—	—	—
Carmen Montt Luco	37,531	—	—	—
Carmen Gloria Morandé Montt	37,531	—	—	—
Juan Ignacio Morandé Montt	37,531	—	—	—
Catalina Del Rosario Morandé Montt	37,531	—	—	—
Víctor Javier Morandé Montt	37,531	—	—	—
María Verónica Morandé Montt	37,531	—	—	—
José Vicente Morandé Montt	37,531	—	—	—
Eduardo Ignacio Morandé Fernández	40,942	—	—	—
Empresa Eléctrica de Magallanes Ltda.	80	175	—	—
Agrícola Ganaderos Ltda.	36	1,707	—	—
Agrícola Sextafrut S.A.	64	—	—	—
Frutícola Viconto S.A.	—	24,478	—	—
Viña Almaviva S.A.	—	212,188	—	—
Spring Wireless	12,524	6,624	—	—
Metrogas S.A.	632	8	—	—
Gasco S.A.	9,171	15,957	—	—
Cia.Nac. de Fuerza Eléctrica S.A.	2,379	14,716	—	—

Total	3,058,973	1,287,437	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

C) Transactions:

			For the year ended December 31,

			2003 (Expense)		2004 (Expense)		2005 (Expense)

Company	Relationship	Type of transaction	Amount	Income	Amount	Income	Amount	Income

			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Frutícola Viconto S.A.	Common Mgmt.	Sale of fruit and products	314,903	25,192	154,415	12,380	241,279	19,316
		Sale of services and others	25,977	25,977	11,834	6,937	16,158	6,924
		Purchase of raw materials	207,592	—	296,853	—	610,467	—
Bodegas y Viñedos Santa Emiliana S.A.	Common	Sale of raw materials	281,897	47,922	377,581	61,756	46,970	5,553
	Mgmt.	Sale of services and others	3,564,610	616,962	2,731,957	420,882	2,442,729	291,050
		Purchase of raw materials and products	862,592	—	975,499	—	1,409,223	—
		Purchase of services and other purchases	389,131	(389,131)	872,667	(344,760)	281,532	(276,916)
Industria Corchera S.A.	Affiliate	Sales of services and other	110	15	4,581	—	—	—
		Purchase of raw materials	5,413,353	—	6,870,331	—	5,577,457	—
		Purchase of services and other purchases	—	—	—	—	13,961	(13,961)
Viña Almaviva S.A.	Affiliate	Sale of raw materials and others	137,412	79,348	57,058	31,350	68,269	36,606
		Sale of services and others	4,851	—	46,048	43,580	12,341	10,180
		Purchase of raw materials and products	348,609	—	733,084	—	911,342	—
		Purchase of services and others	—	—	7,256	(7,256)	—	—
Importadora y Com. Huasco S.A.	Affiliate	Purchase of materials and raw materials	216,172	—	57,081	—	14,609	—
Agrícola Alto de Quitralman Ltda.	Common Mgmt.	Sales of products and other	1,230	—	—	—	—	—
		Purchase of raw materials	186,743	—	258,549	—	452,556	—
Comercial Greenwich Ltda.	Common Mgmt.	Sale of products	—	—	—	—	892	116
		Sale of services and others	—	—	3,817	—	26
		Purchase of raw materials	147,105	—	185,659	—	207,211	—
		Purchase of services and others	—	—	597	(597)	4,411	(2,293)
Forestal Quivolgo S.A.	Common Mgmt	Sale of services and others	—	—	995	—	5,342	—
		Purchase of raw materials	185,046	—	165,347	—	317,624	—
Compañía Nacional de Fuerza Eléctrica S.A.	Common Mgmt	Purchase of services	170,443	(170,443)	221,233	(221,233)	259,755	(259,755)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 7 - Inventories

Inventories, stated as described in Note 2 g), are summarized as follows:

	As of December 31,

	2004	2005

	ThCh$	ThCh$
Wine, bottled and bulk	43,748,835	62,519,377
In process wine	3,249,933	2,559,052
Liquors	465,743	570,818
Materials and supplies	7,802,670	7,616,664
Other products	339,961	519,324
Inventories-in-transit	445,339	831,251
Allowance for obsolescence	(1,422,325)	(1,272,098)

Total	54,630,156	73,344,388

Note 8 - Income and Deferred Taxes

a)     Income taxes payable

The detail of consolidated income taxes payable is as follows:

	As of December 31,

	2004	2005

	ThCh$	ThCh$
Provision for income tax	3,448,575	1,357,616
Provision for income tax subsidiary	1,096,619	351,640
Unique article 21 tax	9,807	11,296
Less:
Monthly tax provisional payments	(3,725,308)	(4,261,063)
Other credits	(235,140)	(215,424)

Income taxes payable (recoverable)	594,553	(2,755,935)

b)     Recoverable taxes are included within the Income tax receivable line in 8f.)

Consolidated net taxable income as of December 31, 2005 amounts to approximately ThCh$7,985,975 and ThCh$20,285,733 in 2004.

c)     The detail of the balance of net undistributed taxed earnings for which tax credits will be passed through to the shareholders of the Company at December 31, 2004 and 2005 is the following:

	As of December 31,

Taxed earnings	2004	2005

	ThCh$	ThCh$
Earning taxed at 17%	16,837,163	21,557,228
Earning taxed at 16.5%	11,498,745	11,165,224
Earning taxed at 16%	10,131,275	638,760
Earning taxed at 15%	715,259	103,352
As per Article No. 17 of the Income Tax Law	2,759,327	2,600,652
Earnings with no pass-through	3,399,420	1,388,715

Balance of taxed earnings	45,341,189	37,453,931

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Net undistributed taxed earning have been accumulated in accordance with tax law since 2001 year and the above table presents the accumulation since that date.

d)  Two subsidiaries, Viña Cono Sur S.A. and Viña Maipo Ltda. of the Company have undistributed tax earnings of ThCh$30,061,612 and ThCh$29,924,145 as of December 31, 2004 and 2005, respectively. The companies Comercial Peumo Ltda. and VCT Internacional S.A. have tax loss carryforward of ThCh$2,070,182 and ThCh$4,659,902, respectively (ThCh$1,948,782 and ThCh$3,736,299 in 2004). These tax loss carryforwards have no expiration dates. For 2005 the Argentineans and United Kingdom subsidiaries have no tax loss carryforwards.

e)  Deferred taxes

Changes in the Chilean Income Tax Law, effective beginning on January 1, 2001, required that income tax rates increase gradually between 2001 and 2005 from 15% to 17%.  Consequently, deferred tax balances as of December 31, 2005 were calculated based on 17%.

The detail of deferred taxes is as follows:

	As of December 31,

	2004				2005

	Deferred tax asset		Deferred tax liability		Deferred tax asset		Deferred tax liability

Temporary differences	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful Accounts	75,041	—	—	—	138,757	—	—	—
Allowance for obsolescence	241,401	—	—	—	216,257	—	—	—
Provision for vacations	173,399	—	—	—	237,641	—	—	—
Amortization of intangibles	—	43,732	—	—	—	45,269	—	2,030
Financial lease agreements	—	—	—	24,411	18,148	—	—	47,765
Overhead expenses	—	—	70,425	1,099,944	—	—	102,098	2,229,500
Fixed assets depreciation	—	—	—	6,479,333	—	—	—	7,307,601
Staff severance indemnities	—	118,081	—	—	—	152,517	—	—
Other events	163,475	—	—	—	—	—	—	—
Inventories	—	—	—	—	58,002	—	349,656	—
Unrealized gains for inventories	89,193	226,364	—	—	86,094	27,301	—	—
Forwards	—	—	128,211	—	—	—	51,582	—
Tax losses	617,961	319,750	—	—	792,258	358,859	—	—
Recoverable tax	—	—	—	—	58,906	—	—	—
Expenses related to the issuance of bonds	—	—	—	—	—	100,216	—	—
Other provisions	—	—	—	—	434,723	—	—	—
Complementary accounts, net of amortization	—	—	—	(2,144,323)	—	—	—	(1,971,925)

Total	1,360,470	707,927	198,636	5,459,365	2,040,786	684,162	503,336	7,614,971

—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

f)  The detail of recoverable taxes is as follows:

	As of December 31,

	2004	2005

	ThCh$	ThCh$
Value-added tax	2,071,642	2,369,011
IABA fiscal credit	297,656	463,809
Income tax receivable (1)	927,725	3,119,998
Income tax receivable for partial utilization of tax loss carry forwards	244,917	162,797
Other credits	554,822	1,008,338

Total	4,096,762	7,123,953

(1)

Income tax receivable is shown net of a reserve of Ch$139,860 and Ch$346,507as of December 31, 2004 and 2005.  The reserve relates to an assessment made by the Internal Revenue Service of refundable customs duties due on import of the related merchandise. The Company has appealed the ruling. See Note 20.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

g)  The detail of income tax expense as presented in the consolidated statement of income for the years ended December 31, is summarized as follows:

	For the years ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Current tax expense (provision for income taxes)	(3,361,074)	(4,545,194)	(1,709,256)
Tax expense adjustment (prior year)	(96,412)	294,696	174,566
Effect of changes in deferred tax assets and liabilities for the year	(556,569)	(755,483)	(1,844,764)
Tax benefit provided by tax loss	272,890	168,658	213,406
Effect of amortization of complementary deferred tax asset or liability accounts	(265,833)	(135,937)	(172,398)
Other charges or credits to the account	430,914	(40,748)	(136,810)

Total	(3,576,084)	(5,014,008)	(3,475,256)

Note 9 - Other Current Assets

	2004	2005

	ThCh$	ThCh$
Rights under forward contracts	713,898	294,139
Adjustment to forward fair value	19,612	—
Guaranties	—	2,239

Total	733,510	296,378

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 10 - Property, Plant and Equipment

a)       The following is a summary of property, plant and equipment as of December 31, 2004 and 2005:

	2004		2005

	Gross Fixed Assets	Accumulated Depreciation	Gross Fixed Assets	Accumulated Depreciation

	ThCh$	ThCh$	ThCh$	ThCh$
Land	25,937,858	—	32,156,349	—

	25,937,858	—	32,156,349	—

Plantations (1)	30,644,575	(6,148,983)	35,556,363	(7,212,541)
Buildings and facilities	51,126,495	(12,218,131)	53,636,201	(14,780,403)
Wine storage equipment	28,129,336	(12,789,813)	34,262,174	(15,783,350)

	109,900,406	(31,156,927)	123,454,738	(37,776,294)

Machinery and equipment	36,361,400	(18,759,805)	45,935,326	(22,061,974)
Transportation equipment	2,331,306	(1,486,033)	2,455,748	(1,609,278)

	38,692,706	(20,245,838)	48,391,074	(23,671,252)

Suplies (Containers - shipping and reusable storage)	1,160,732	(732,551)	1,203,211	(914,561)
Other fixed assets	8,038,768	(4,735,397)	7,949,586	(4,781,975)
Leased fixed assets	1,595,457	(434,122)	1,595,534	(538,124)

	10,794,957	(5,902,070)	10,748,331	(6,234,660)

Revaluation from fixed asset technical appraisal	3,525,089	(1,496,762)	3,389,466	(1,389,949)

	3,525,089	(1,496,762)	3,389,466	(1,389,949)

Net property, plant and equipment	188,851,016	(58,801,597)	218,139,958	(69,072,155)

(1)   Includes ThCh$2,934,109 in 2005 (ThCh$3,161,913 in 2004) of capitalized vineyard development costs for vineyards developed on leased land, and its accumulated depreciation of ThCh$853,629 (ThCh$692,629 in 2004).

b) Depreciation for each period presented is as follows:

	For the year ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Depreciation (selling and administrative expenses)	(994,553)	(1,059,445)	(1,225,596)
Depreciation (Cost of sales)	(2,622,137)	(3,071,818)	(3,468,324)
Depreciation capitalized to deferred costs (*)	(5,431,828)	(6,238,227)	(8,794,645)

Total	(9,048,518)	(10,369,490)	(13,488,565)

(*)	This amount includes depreciation related to next harvest, barrels and cost of wine processing.

Depreciation charged to income as of December 31, 2004 and 2005: in addition to depreciation of administrative and selling expenses and depreciation of operating expenses, considers depreciation included under cost of sales for an amount of  ThCh$4,552,990 in 2004 and ThCh$6,061,999 in 2005.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 10 - Property, Plant and Equipment, continued

c)       The detail of interest capitalized is as follows:

	For the years ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Vineyards under development	95,481	76,367	150,382
Construction in-progress	101,476	179,387	155,558

Total	196,957	255,754	305,940

d)

Technical revaluation: in accordance with Circular 1529 of the Superintendency of Securities and Insurance, the Company recorded the increase in value resulting from a technical appraisal of its principal fixed assets as of December 31, 1979.  As of December 31, 2004 and 2005, this higher value consisted of the following restated amounts:

	As of December 31,

	2004		2005

Item	Asset Value	Accumulated Depreciation	Asset Value	Accumulated Depreciation

	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,822,602	—	1,822,602	—
Plantations	272,948	(246,152)	257,038	(238,537)
Buildings and facilities	1,231,050	(1,052,121)	1,199,035	(1,040,621)
Machinery and equipment	198,489	(198,489)	110,791	(110,791)

Total	3,525,089	(1,496,762)	3,389,466	(1,389,949)

e)

Leased assets are accounted for in conformity with Technical Bulletin No. 22 of the Chilean Association of Accountants.   Leased assets are   floor No. 15 and office 1602 Tower South of the World Trade Center Building (whose contract stipulates an average interest rate of 5.88%, with 18 installments outstanding as of December 31, 2005), in addition to telephony power station and the switchboard (with an average interest rate of 4.98% and 20 installments outstanding as of December 31, 2005) as follows:

	As of December 31,

	2004	2005

	ThCh$	ThCh$
Leased fixed assets	1,595,457	1,595,534
Accumulated depreciation	(434,122)	(538,124)

Total	1,161,335	1,057,410

The Company does not legally own leased assets and therefore it cannot freely dispose of them until it exercises the related purchase option.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

f)	Operating leases:

The Company has entered into long-term lease agreements for land where it has developed vineyards for wine production.  These agreements are expressed in US dollars and/or UF and are restated each year in consideration of changes in these monetary units in accordance with each related agreement. As of December 31, 2004 and 2005, future minimum payments related to these operating lease agreements are as follows:

Year ended December 31,	2004	2005

	ThCh$	ThCh$
Short-term	434,005	243,292
2007	432,242	241,692
2008	433,929	243,381
2009	434,490	243,945
2010	434,490	243,945
2011	434,490	243,945
2012 and thereafter	2,104,993	1,860,883

Total	4,708,639	3,321,083

g)	Investments in computer programs

There were no significant investments in computer programs during 2003, 2004, and 2005.

Note 11 - Investments in Related Companies

Significant Events

1)

Investments in related companies and the related direct participation in their equity, as well as the recognition of unrealized gains and losses for purchases and sales between related companies at the end of the respective periods are detailed in the table below..

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

c)

During the years 2004 and 2005, some loan instruments due to certain banks and financial institutions were designated as a hedge of the Company´s net investments in Argentine companies Trivento Bodegas y Viñedos and Distribuidora Peumo, which investment is recorded at  ThCh$5,677,320 (US$11,077,698). These liabilities therefore generated a credit to the account Translation adjustment reserve for 2005 of ThCh$719,678 (ThCh$468,757 in 2004).

d)

In January 2005, the subsidiaries Trivento Bodegas y Viñedos S.A. and Distribuidora Peumo Argentina S.A., acquired 120 shares of Finca Lunlunta S.A., which represent 100% of the total number of shares of that company. The amount paid in this transaction was Arg$1,000.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

e)

On June 22, 2005, the subsidiary VCT Internacional sold to Comercial Peumo Ltda.  9.99%, or 71,060 shares of the 711,140 it had in Distribuidora Peumo Argentina S.A. The amount of the transaction was ThCh$133,344.  With this transaction  Comercial Peumo Ltda. increased its participation in Distribuidora Peumo Argentina S.A from 0.01% to 10%. On the other hand VCT Internacional decreased its participation in the same company from 99.99% to 90%.  This transaction did not signify any change in participation in the ownership Viña Concha y Toro S.A. had in Distribuidora Peumo Argentina S.A. in consolidation..  This transaction did not generate any income statement effects in Viña Concha y Toro S.A.  and subsidiaries.

f)

On July 15, 2005, the Company signed an agreement regarding  the merger of its  operations in Argentina,  the subsidiaries Trivento Bodegas y Viñedos S.A. and Distribuidora Peumo Argentina S.A. The objective was to  position  the TRIVENTO brand more appropriately in the Argentine domestic market. The merger was effected based on the June 30, 2005 book balances  and took effect  beginning on October 1, 2005.  Therefore, up to September 30, 2005, both companies worked independently under their by-laws in force at the time. .  The successor company was Trivento Bodegas y Viñedos S.A.  The assets and liabilities of Distribuidora Peumo  S.A. were transferred to the successor company at their book value.

g)

Due to the merger of Trivento Bodegas y Viñedos S.A. and Distribuidora Peumo Argentina S.A, its  successor company became the owner of 100% of the shares of Finca Lulunta S.A.  On November 21, 2005. Trivento Bodegas y Viñedos S.A., the successor company, transferred to VCT Internacional 1 share of Finca Lulunta S.A. representing 0.83% of the total shares.

3)

The investment in Viña Almaviva S.A. is presented net of a 50% reduction in the investment balance due to an unrealized gain generated by the sale of a plot of land in 2001 by Concha y Toro S.A. to Almaviva S.A., an equity-method investee which is 50% owned.  The amount of the reduction is ThCh$537,781(ThCh$537,781in 2004).  This unrealized gain will be recognized only upon sale of the plot of land to a third party.

4)

On September 2004, the subsidiaries Inversiones Concha y Toro S.A. and Sociedad Exportadora y Comercial Oneworldwines Ltda. bought 25% of Villa Alegre S.A. shares . With this transaction Viña Concha y Toro S.A. took control indirectly of 100% of Villa Alegre S.A.. This purchase generated  negative goodwill of ThCh$6,735 which was credited to income during 2004.

During October, 2004 Villa Alegre S.A. ended its productive operations and on December 31, 2004 ended its operations.

5)	During the year 2005, the Company received a dividend from Industria Corchera S.A. for an amount of ThCh$155,526 (dividends received of ThCh$85,422 for the year ending December 31, 2004).

Detail of investments

Company	Ownership percentage			Equity of investee		Income (loss)			Unrealized Income		Equity Method value

Year ended December 31,	2003	2004	2005	2004	2005	2003	2004	2005	2004	2005	2004	2005

	%	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Industria Corchera S.A.	49.84	49.84	49.84	7,204,769	7,400,222	286,965	388,042	252,931			3,590,857	3,688,271
Viña Almaviva S.A.	50.00	50.00	50.00	6,714,650	7,048,970	688,483	9,939	167,161	(537,781)	(537,781)	2,819,544	2,986,704

						975,448	397,981	420,092	(537,781)	(537,781)	6,410,401	6,674,975

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 12 - Investments in Other Companies

2004:

a)	During March, the Company acquired 4,159 shares of La Rosa Sofruco S.A. at a price-level restated cost of ThCh$7,895.
b)	During April, the Company acquired 579 shares of La Rosa Sofruco S.A. at a price-level restated cost of ThCh$1,096.
c)	During May, the Company acquired 1,062 shares of La Rosa Sofruco S.A. at a price-level restated cost of ThCh$2,004
d)	During July, the Company acquired 884 shares of la Rosa Sofruco S.A. at a price-level restated cost of ThCh$1,649

2005:

a)	During 2005, there are no transactions for the purchase or sales of investments in other companies.

Detail of investments

			Book Value

			Year ended December 31,

Company	Number of shares	Ownership Percentage	2004	2005

			ThCh$	ThCh$
Sociedad Agrícola La Rosa Sofruco S.A.	252,119	2.2920	272,259	272,259
Cía. General de Electricidad Industrial S.A.	13,483	0.00	8,128	8,128
Cámara de Comercio de Santiago	1	0.00	1,438	1,438
Termas de Puyehue S.A.	2,000	0.00	120	120
Acciones Unión Sede Oriente S.A.	3	0.00	19,949	19,949
Compañía de Telecomunicaciones de Chile S.A.	463	0.00	413	413
Cía. Agropecuaria Copeval S.A.	78,899	0.00	2,608	2,608

Total			304,915	304,915

Note 13 - Goodwill

The detail of goodwill is as follows:

	For the year ended December 31,			As of December 31,

	Amortization			Net Balance

Company	2003	2004	2005	2004	2005

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Villa Alegre S.A.	12,237	12,237	—	—	—
Industria Corchera S.A.	71,902	71,902	71,902	1,144,460	1,072,557

Total	84,139	84,139	71,902	1,144,460	1,072,557

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 14 - Intangibles

Intangible assets are as follows:

	As of December 31,

	Gross Carrying amount	Accumulated Amortization	Gross Carrying amount	Accumulated Amortization

	2004		2005

	ThCh$	ThCh$	ThCh$	ThCh$
Industrial trademarks	973,206	188,144	1,162,732	221,296
Telephone line rights	14,861	6,439	14,634	7,340
Water rights (*)	510,882	72,181	2,104,724	38,801
Other	12,696	12,599	23,407	11,151

Total	1,511,645	279,363	3,305,497	278,588

(*) : The increase corresponds to the purchase of new vineyards during 2005, as follows:

Vineyard	ThCh$

VIÑA FCO AGUIRRE	658,652
FUNDO IDAHUE	488,944
FUNDO EL CERRO	218,691
FUNDO LA PALMAS	128,700
SAN JULIAN	98,855
Total	1,593,842

Note 15 - Other Assets

The composition of other assets is as follows:

	Year ended December 31,

	2004	2005

	ThCh$	ThCh$
Prepaid rent	406,886	247,797
Community property rights	11,482	11,896
Guarantees leases	—	11,504
Deferred expenses bonds serie C	—	606,613

Total	418,368	877,810

The deferred expenses for the issuance of the series C bond are amortized using the straight-line method ( which approximates effective yield method ) over the life of bonds.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 16 - Short-term Bank Debt

		U.S. dollars		Euros		Other foreign currencies

Registration Nª	Bank or financial institution	2004	2005	2004	2005	2004	2005

	Short-Term portion
97030000-7	Banco Estado	945,817	—	—	—	—	—
Foreign Bank	Rabobank	—	—	617,311	434,518	1,118,986	885,709
97004000-5	Banco de Chile	—	—	—	—	—	—
97039000-6	Banco Santander	984,241	145,006	96,452	1,012,154	—	—
97008000-7	Banco Citibank	6,788,546	3,643,044	—	—	—	—
97032000-8	Banco Bhif	—	—	—	—	—	172,484
97006000-6	Banco BCI	—	2,213,314	—	—	—	—
97041000-7	Banco Boston	—	2,222,927	—	—	—	77,212
Foreign Bank	Banco de Rio	—	—	—	—	—	310,170
Foreign Bank	Banco Frances	—	—	—	—	—	60,000
Foreign Bank	Banco Patagonia	—	—	—	—	—	127,644

	Total	8,718,604	8,224,291	713,763	1,446,672	1,118,986	1,633,219

	Principal owed	8,591,925	8,150,257	713,763	1,446,672	1,112,011	1,625,952

	Weighted average interest rate	2.80%	4.78%	2.62%	2.82%	5.13%	6.23%

		UF		Non adjustable Ch$		Total

Registration Nª	Bank or financial institution	2004	2005	2004	2005	2004	2005

	Short-Term portion
97030000-7	Banco Estado	—	2,706,117	—	—	945,817	2,706,117
Foreign Bank	Rabobank	—	—	—	—	1,736,297	1,320,227
97004000-5	Banco de Chile	—	1,724,535	2,106,119	—	2,106,119	1,724,535
97039000-6	Banco Santander	—	—	—	—	1,080,693	1,157,160
97008000-7	Banco Citibank	2,897,057	—	—	—	9,685,603	3,643,044
97032000-8	Banco Bhif	—	—	—	—	—	172,484
97006000-6	Banco BCI	—	—	—	—	—	2,213,314
97041000-7	Banco Boston	—	—	—	—	—	2,300,139
Foreign Bank	Banco de Rio	—	—	—	—	—	310,170
Foreign Bank	Banco Frances	—	—	—	—	—	60,000
Foreign Bank	Banco Patagonia	—	—	—	—	—	127,644

	Total	2,897,057	4,430,652	2,106,119	—	15,554,529	15,734,834

	Principal owed	2,884,232	4,408,502	2,072,000	—	15,373,931	15,631,383

	Weighted average interest rate	0.58%	1.66%	2.40%	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Current portion of long-term debt

		U.S. dollars		Euros		Other foreign currencies

Registration Nª	Bank or financial institution	2004	2005	2004	2005	2004	2005

	Long-term current portion
97032000-8	Banco Bhif	2,487,117	1,112,143	—	—	—	349,841
Foreign Bank	Rabobank	—	—	574,747	873,584	278,798	445,316
97004000-5	Banco de Chile	—	—	—	—	—	—
97023000-9	Corpbanca	10,163	1,546,520	—	—	—	—
97951000-4	HSBC Bank	7,312	1,036,775	—	—	—	—
97039000-6	Banco Santander	—	—	—	—	—	—
97030000-7	Banco Estado	1,189,212	2,087,463	—	—	—	—
97006000-6	Banco de Credito e Inversiones	—	1,258	—	—	—	—
Foreign Bank	Rió de la Plata S.A.	—	—	—	—	1,191,038	1,434,122
Foreign Bank	Banco Frances	—	—	—	—	283,617	707,516
Foreign Bank	Banco Boston	—	—	—	—	969	1,173,035
Foreign Bank	Banco Patagonia	—	—	—	—	—	20,132
Foreign Bank	Banco Credicoop	—	—	—	—	389,855	678,637

	Total	3,693,804	5,784,159	574,747	873,584	2,144,277	4,808,599

	Principal owed	3,638,038	5,688,750	562,508	865,846	2,135,893	4,610,569

	Weighted average interest rate	2.75%	3.54%	3.16%	3.42%	5.15%	8.61%

		UF		Non adjustable Ch $		Total

Registration Nª	Bank or financial institution	2004	2005	2004	2005	2004	2005

	Long-term current portion
97032000-8	Banco Bhif	—	—	601	580	2,487,718	1,462,564
Foreign Bank	Rabobank	—	—	—	—	853,545	1,318,900
97004000-5	Banco de Chile	781,531	788,018	2,104,372	—	2,885,903	788,018
97023000-9	Corpbanca	—	—	—	—	10,163	1,546,520
97951000-4	HSBC Bank	—	—	—	—	7,312	1,036,775
97039000-6	Banco Santander	—	—	91,935	89,175	91,935	89,175
97030000-7	Banco Estado	1,471,664	—	2,737,156	—	5,398,032	2,087,463
97006000-6	Banco de Credito e Inversiones	—	—	—	—	—	1,258
Foreign Bank	Rió de la Plata S.A.	—	—	—	—	1,191,038	1,434,122
Foreign Bank	Banco Frances	—	—	—	—	283,617	707,516
Foreign Bank	Banco Boston	—	—	—	—	969	1,173,035
Foreign Bank	Banco Patagonia	—	—	—	—	—	20,132
Foreign Bank	Banco Credicoop	—	—	—	—	389,855	678,637

	Total	2,253,195	788,018	4,934,064	89,755	13,600,087	12,344,115

	Principal owed	2,122,785	681,674	4,765,600	0	13,224,824	11,846,839

	Weighted average interest rate	4.01%	1.15%	4.32%	5.22%

Percentage of short-term and current portion of long-term bank debt denominated in foreign currency (%)	81.09

Percentage of short-term and current portion of long-term bank debt denominated in local currency (%)	18.91

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 17 – Other Current Liabilities

The detail is as follows:

	As of December 31,

	2004	2005

	ThCh$	ThCh$
Unrealized gain from fair value forward agreements	—	24,104
Deferred income from forward agreement	19,612	—

Total other current liabilities	19,612	24,104

Note 18 – Long-term Bank Debt

			Years to Maturity					As of December 31, 2005		As of December 31, 2004

Tax Registration No.	Bank or Financial Institution	Currency or Adjustment index	1 to 2	2 to 3	3 to 5	5 to 10	More than 10	Total long- term portion at year-end	Weighted average Interest rate	Total long- Term

97004000-5	Banco de Chile	UF	—	—	1,393,048	5,796,876	—	7,189,924	4.85%	7,176,184
Foreign bank	Rabobank	Euro	865,785	—	—	—	—	865,785	3.42%	2,249,952
Foreign bank	Rabobank	Other currencies	220,108	—	—	—	—	220,108	4.83%	278,003
97030000-7	BancoEstado	US$	1,537,500	—	—	—	—	1,537,500	3.83%	4,042,265
Foreign bank	Banco Río de la Plata S.A.	Other currencies	2,039,203	—	—	—	—	2,039,203	9.98%	2,393,205
Foreign bank	Banco Frances	Other currencies	290,840	—	—	—	—	290,840	8.43%	1,003,891
97039000-7	Banco Santander	Ch$	—	2,500,000	2,500,000	—	—	5,000,000	5.22%	5,180,000
Foreign bank	Banco Boston	Other currencies	153,750	76,875	—	—	—	230,625	4.51%	1,166,401
Foreign bank	Banco Credicorp	Other currencies	338,843	—	—	—	—	338,843	10.25%	777,602
97951000-4	HSBC Bank	US$ -	—	—	—	—	—	—	—	1,154,933
97023000-9	Corpbanca	US$ -	—	—	—	—	—	—	—	1,732,399
97039000-6	Banco BHIF	Ch$	1,000,000	2,000,000	1,000,000	—	—	4,000,000	5.22%	4,144,000
97039000-6	Banco BHIF	Other currencies	341,666	170,834	—	—	—	512,500	4.80%	—
97006000-6	Banco de Credito e Inversiones	US$	768,750	—	—	—	—	768,750	4.91%	—
Foreign bank	Banco Patagonia	Other currencies	768,750	—	—	—	—	768,750	6.07%	—

Total			8,325,195	4,747,709	4,893,048	5,796,876	—	23,762,828		31,298,835

Long-term bank debt denominated in foreign currency	31.87%

Long-term bank debt denominated in Chilean pesos and UF	68.13%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

None of the short or long term obligations of the Company are secured by collateral, nor do they impose financial covenants or restrictions.  Most of the obligations outstanding as of December 31, 2005 accrue interest based on fixed interest rates.

Note 19 – Short and Long-term Bonds Payable

On April 26, 2005, Series C bonds were placed for an amount of UF 2,000,000 at a rate of 3.9% per annum. 100% of the par value was placed.

As of  December 31, 2005, the short-term portion includes  ThCh$ 292,935, of accrued interest. The long-term portion of  ThCh$35,949,620 relate exclusively to the principal of the  Series C bonds.

As of December 31, 2004, there were no short or long-term bonds payables.

						FREQUENCY		PAR VALUE

No. OF REGISTRATION OR IDENTIFICATION OF THE INSTRUMENT	SERIES	NOMINAL AMOUNT PLACED IN FORCE	ADJUSTMENT UNIT FOR BONDS	INTERST RATE	FINAL PERIOD	PAYMENT OF INTEREST	PAYMENT OF AMORTIZATION	ThCh$ 12-31-2005	ThCh$ 12-31-2004	PLACEMENT IN CHILE OR ABROAD

Short and Long-term Bonds Payable
407	C	2,000,000	UF	3.9%	15-04-2026	SEMI-ANNUAL	SEMI-ANNUAL	292.935	0	National
Total short-term portion								292.935	0
Long-term bonds
407	C	2,000,000	UF	3.9%	15-04-2026	SEMI-ANNUAL	SEMI-ANNUAL	35.949.620	0	National
Total short-term portion								35.949.620	0

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 20 – Accruals and certain charge-offs

The detail is as follows:
Short-term

	As of December 31,

	2004	2005

	ThCh$	ThCh$
Advertising expenses	7.780,490	8,079,699
Employee legal bonus and profit participation	888,751	893,494
Directors’ compensation	589,476	285,288
Provision for vacations	1,070,015	1,455,345
Provision for reorganization expenses	—	648,576
Provision for wine extraordinary appraisal	—	887,425
Provision for accrued costs and expenses	1,045,392	1,347,560
Provision for staff severance indemnities	1,865	1,804
Other provisions	1,414,606	1,525,177

Total accruals	12,790,595	15,124,368

Long-term

	As of December 31,

	2004	2005

	ThCh$	ThCh$
Staff severance indemnities	694,592	897,163

Total accruals	694,592	897,163

The most significant direct charge-offs to related to inventory are as follows:

	For the years ending December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Label write-offs	473	—	1,280
Degradation of wines	403,482	85,289	36,499
Reprocessing	463,867	395,158	414,881

As of December 31, 2004 and 2005, there are provisions recorded which are presented deducted from the related asset accounts as per the following detail:

	As of December 31,

	2004	2005

Doubtful accounts	(322,832)	(615,095)
Uncollectible notes	(64,690)	(62,703)
Income taxes recoverable	(139,860)	(346,507)
Miscellaneous receivables	(174,994)	(182,234)
Obsolescence of inventories	(1,422,325)	(1,272,098)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 21 – Accrued Expenses

Accrued expenses consists of staff severance indemnities and are recorded at the present value of the total liability according to the accrued cost of the benefit considering an interest rate of 6.00% per annum and an average service life period of 11 years.  Changes during each year were as follows:

	2004	2005

	ThCh$	ThCh$
Balance at the beginning of the year	616,826	670,456
Increase during the year	243,374	542,417
Payments during the year	(165,608)	(315,710)

Provision for Staff Severance Indemnities	694,592	897,163

Note 22 - Minority interest

The detail of minority interest is as follows:

		Year ended December 31, 2004		Year ended December 31, 2005

Taxpayer I.D.	Related Company	Liability	Income	Liability	Income

		ThCh$	ThCh$	ThCh$	ThCh$
96.585.740-0	Villa Alegre S.A.	—	4,659	—	—
84.712.500-4	Sociedad Exportadora y Comercial Oneworldwines Ltda.	9,715	(756)	9,524	169

	Total	9,715	3,903	9,524	169

Note 23 - Shareholders’ Equity

The Company’s paid in capital as of December 31, 2005 is as follows:

Number of shares

Series	No. of subscribed shares	No. of paid shares	No. of voting right shares

—	719,170,735	719,170,735	719,170,735

Paid in Capital and Par Value

Series	Subscribed capital	Paid-in capital

—	44,727,614	44,727,614

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

a)  Other Reserves

Other reserves consist of the following:

	As of December 31,

	2004	2005

	ThCh$	ThCh$
Additional paid in capital price-level restatement	1,825,367	1,825,367
Revaluation from fixed asset technical appraisal	4,149,243	4,149,243
Adjustment to property, plant and equipment value	524,549	524,548
Revaluation from fixed asset technical appraisal in subsidiaries	1,096,066	1,096,066
Revaluation of inventory (1973)	722,784	722,784
Revaluation of marketable securities (1980)	559,095	559,095
Cumulative translation adjustment	(1,684,269)	(1,684,246)

Total other reserves	7,192,835	7,192,857

b) Cumulative translation adjustment

This account relates to the effects of the foreign exchange gains or losses between the Chilean peso and the U.S. dollar on the price-level restated foreign investment measured in U.S. dollars, in accordance with Technical Bulletin No. 64 issued by the Chilean Association of Accountants.  The detail of the adjustment by subsidiary is included below:

The detail of this reserve is as follows:

2004

Company	Opening Balance	Exchange Difference Investment	Exchange Difference Liability	Balance as of December 31, 2004

Trivento Bodegas y Viñedos	(1,580,705)	(474,231)	468,757	(1,586,179)
Distribuidora Peumo Argentina	(96,676)	(1,414)	—	(98,090)

Total	(1,677,381)	(475,645)	468,757	(1,684,269)

2005

Company	Opening Balance	Exchange Difference Investment	Exchange Difference Liability	Balance as of December 31, 2005

Trivento Bodegas y Viñedos	(1,586,179)	(674,861)	674,882	(1,586,158)
Distribuidora Peumo Argentina	(98,090)	(44,794)	44,796	(98,088)

Total	(1,684,269)	(719,655)	719,678	(1,684,246)

c) Dividends

The Company’s dividend policy proposed by the Board of Directors for 2005 consists of the distribution of up to 40% of net income for the year divided into three provisional dividends payable in September 2005, December 2005 and March 2006 and the payment of a final dividend in May 2006.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Dividends approved and paid as of December 31, 2004 and 2005 (on historical basis ) are detailed as follows:

2004

Dividend No.	Amount ThCh$	Month of payment	Type of dividend

214	1,222,590	March 2004	Provisional
215	3,768,455	May 2004	Final
216	1,438,341	September 2004	Provisional
217	1,438,341	December 2004	Provisional

2005

Dividend No.	Amount ThCh$	Month of payment	Type of dividend

218	1,438,341	March 2005	Provisional
219	4,760,910	May 2005	Final
220	1,797,927	September 2005	Provisional
221	1,797,927	December 2005	Provisional

Supplemental information to the Change in Shareholders’ equity statement (page F-5)

Interim dividends are recorded in the “interim dividends” column of the stockholders’ equity note when they are provisionally declared by the Board of Directors during any given fiscal year.  They are recorded as a debit in the interim dividend column of the stockholders’ equity note in the line item “Net income for the year”.  The offsetting credit is against dividends payable as a liability.  These provisional interim dividends are approved formally by the annual Shareholders’ Meeting in April of the subsequent year.  The final dividends, of which the interim dividends are a portion, may differ from the provisionally declared interim dividends.  Once the final dividend is approved and paid to shareholders, a credit is recorded for the amount of interim dividends preliminarily approved in the prior year in the “interim dividends” column of the stockholders’ equity note and the final declared dividend is shown as a reduction in the retained earnings column. This treatment is mandated by Circular 1501 of the Chilean Superintendency of Securities and Insurance.

There are no restrictions on the payment of dividends out of the retained earnings of the Company.

Note 24 - Other Non-Operating Income and Expenses

The detail is as follows:

Other Non-operating income

	For the year ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Dividends received	20,184	13,348	16,542
Gain on sale of fixed assets	273,034	44,665	53,167
Leasing	15,783	6,407	26,659
Administrative services	13,716	13,851	13,849
Insurance recoveries	189	103,137	79,000
Result from investments in forward contracts (1)	—	—	2,520,000
Sale of other products	41,300	45,410	38,310
Other	50,208	90,941	95,027

Total	414,414	317,759	2,842,554

(1) : In December, 2005 the Company  realized gains of ThCh$2,520,000 on the settlement of foreign currency forward contracts. Realized gains or losses related to the early termination of derivative contracts are included in other non-operating income or expense.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Other Non-operating expenses

	For the year ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Amortization of intangible assets	13,541	21,698	4,524
Loss on sale of fixed assets	3,173	3,706	20,215
Fixed asset disposals	16,497	134,023	72,294
Prior year expenses	478,941	23,253	5,327
Amortization of tax and interest on deferred custom duties	216,774	—	—
Wine extraordinary appraisal	—	—	887,425
Reorganization expenses	—	—	648,576
Bad debt expense	179,184	—	—
Other assets written-off	—	34	139,761
Argentine competitivity law	99,108	184,101	177,061
Other expenses	70,113	43,201	58,279

Total	1,077,331	410,016	2,013,462

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 25 - Price-level Restatement

		Year ended December 31,
	Restatement
Assets (Charges) / Credits	index	2003	2004	2005

		ThCh$	ThCh$	ThCh$
Inventories	CPI	155,298	772,438	2,185,907
Property, plant and equipment	CPI	928,432	3,143,803	4,967,255
Investment in related companies	CPI	115,040	285,092	439,351
Other accounts receivable	UF	(222)	1,080	2,726
Accounts receivable from related companies	CPI	77,864	—	—
Recoverable taxes	CPI	4,482	70,724	117,302
Prepaid expenses	UF	23,482	2,536	6,406
Prepaid expenses	CPI	23,221	60,916	63
Other long-term assets	CPI	—	165	17,756
Long-term other accounts receivable	UF	—	(783)	18,277
Other non-monetary assets	CPI	19,576	62,074	138,343
Cost and expense accounts	CPI	(77,840)	3,301,717	5,286,804

Total credits		1,269,333	7,699,762	13,180,190

Liabilities (Charges) / Credits
Shareholders’ equity	CPI	(1,406,634)	(3,390,523)	(5,231,393)
Minority interest	CPI	(737)	(1,585)	(340)
Bank and financial institutions-liabilities	UF	(112,688)	(90,242)	(132,656)
Bank and financial institutions-liabilities	CPI	—	(14,348)	(222,290)
Current portion of long-term bank liabilities	UF	(17,357)	(217,814)	(26,539)
Bonds payable	UF	(2,522)	—	(9,082)
Long-term obligations with maturity within one year	UF	(20,818)	(8,362)	(10,036)
Accounts payable	UF	—	1,895	(283)
Notes payable	UF	9,513	(3,585)	(19,017)
Other accounts payable	UF	184	156	(110,479)
Accrued expenses	UF	—	(33)	(296)
Long-term bank and financial institution liabilities	UF	(34,038)	(180,920)	(263,104)
Bonds payable long-term	UF	—	—	(1,445,280)
Other long-term accounts payable	UF	(23,156)	(16,258)	(19,144)
Income accounts	CPI	99,116	(3,746,520)	(5,866,023)
Total (charges)		(1,509,137)	(7,668,139)	(13,355,962)

Net (loss) gain from price-level restatement		(239,804)	31,623	(175,772)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 26 – Foreign Exchange Differences

The following represents the detail of foreign exchange gains and losses recognized in income for each of the respective years for accounts denominated in foreign currencies:

		Year ended December 31,

Assets (Charges) / Credits	Currency	2003	2004	2005

		ThCh$	ThCh$	ThCh$
Cash	CAD	—	—	(6,310)
Cash	EUR	(66,718)	9,045	(50,446)
Cash	GBP	(8,189)	9,192	(29,042)
Cash	US$	(161,332)	(131,833)	(92,708)
Time deposits	US$	(67,520)	—	—
Trade accounts receivable	CAD	(64,847)	(59,281)	(80,231)
Trade accounts receivable	EUR	(259,637)	171,006	(1,640,912)
Trade accounts receivable	US$	(1,347,801)	(1,607,971)	(1,334,038)
Trade accounts receivable	GBP	(299,448)	199,195	(628,676)
Other accounts receivable	CAD	153	1,104	(827)
Other accounts receivable	EUR	(73,448)	(8,194)	(14,876)
Other accounts receivable	US$	(25,183)	9,948	159
Accounts receivable from related companies	CAD	—	—	921
Accounts receivable from related companies	EUR	33,351	(11,836)	601
Accounts receivable from related companies	US$	(1,110,771)	(618,416)	(1,095,535)
Accounts receivable from related companies	GBP	—	(28,572)	(142,552)
Prepaid expenses	US$	(14,934)	(34,361)	—
Prepaid expenses	EUR	—	8	(23,198)
Other current assets	US$	40,939	11,008	2,661,378
Other current assets	CAD	797,944	34,701	—
Other current assets	EUR	(60,143)	(218,365)	—
Other current assets	GBP	12,149	(66,766)	—
Other assets	US$	—	—	(54,286)

Total (charges) credits		(2,675,435)	(2,340,388)	(2,530,578)

Liabilities (Charges)/ Credits
Bank debt	EUR	3,162	(2,572)	7,824
Bank debt	US$	1,109,724	687,108	694,418
Bank debt	GBP	—	21,647	194,507
Long-term bank debt, short-term portion	Euro	5,765	(8,847)	184,466
Long-term bank debt, short-term portion	US$	1,080,160	(48,371)	448,476
Long-term bank debt, short-term portion	GBP	—	4,491	97,294
Long-term obligations with maturity within one year	US$	—	35,542	(232)
Accounts payable	EUR	(6,645)	(27,815)	32,625
Accounts payable	US$	398,865	291,818	205,982
Accounts payable	GBP	3,130	1,061	(1,009)
Notes payable	EUR	32,545	(60,143)	109,882
Notes payable	US$	40,242	(15,959)	1,605
Notes payable	GBP	—	(482)	638
Notes payable	SEK	—	591	—
Accounts payable to related companies	US$	215,888	58,993	30,635
Other accounts payable	US$	19,637	3,779	2,759
Other accounts payable	GBP	234	84	1
Other accounts payable	EUR	(3,457)	(63)	480

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

	Year ended December 31,

Liabilities (Charges) / Credits	Currency	2003	2004	2005

		ThCh$	ThCh$	ThCh$
Accrued expenses	CAD	8,156	24,540	17,372
Accrued expenses	EUR	17,033	(31,488)	316,498
Accrued expenses	US$	816,356	269,392	268,703
Accrued expenses	GBP	33,823	2,060	64,977
Accrued expenses	JPY	—	553	(16)
Other current liabilities	CAD	—	(63,272)	—
Other current liabilities	EUR	—	48,211	—
Other current liabilities	GBP	—	(134,178)	—
Long-term bank debt	EUR	34,587	(76,042)	356,792
Long-term bank debt	US$	—	189,311	(48,089)
Long-term bank debt	GBP	—	4,491	90,565
Long-term accounts payable to related companies	US$	198,803	(48,640)	23,736
Adjustment for financial statement translation	US$	(613,707)	(283,433)	(150,563)
Adjustment for financial statement translation	GBP	75,070	(12,471)	(388,511)

Total (Charges) / credits		3,469,371	829,896	2,561,815

Net (loss) from exchange difference		793,936	(1,510,492)	31,237

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 27 – Expenses in the Issuance and Placement of Shares and Debt Certificates

Expenses in the issuance and placement of bonds are presented in Other long-term assets, which are amortized using the straight-line method which approximates the effective yield method, in accordance with the term for the issuance of documents. This amortization is presented as Interest Expenses.  Issuance expenses net of amortization, at the end of the period amount to ThCh$ 606,613. Issuance expenses include disbursements due to reports from risk classifiers, legal and financial advisories, taxes, printing and placement fees. Amortization for the year 2005 was ThCh$19,661.

Note 28 - Statement of Cash Flows

Future cash flows contractually committed to investment and operating activities:

			Years to Maturity

	Currency of adjustment index	Short- term portion	2007	2008	2009	2010	2011	More than 6 years	Total owed

		ThCh$

			ThCh$

				ThCh$

					ThCh$

						ThCh$

							ThCh$

								ThCh$

									ThCh$

Lease payable	U.F.	243,326	216,399	162,544	162,544	81,272	—	—	866,085
Lease farms	U.F.	101,237	99,637	101,326	101,890	101,890	101,890	1,671,476	2,279,346
Lease farms	US$	142,055	142,055	142,055	142,055	142,055	142,055	189,407	1,041,736
Payables for additions to fixed assets	EUR	2,222,755	—	—	—	—	—	—	2,222,755
Payables for additions to fixed assets	US$	163,792	—	—	—	—	—	—	163,792
Payables for additions to fixed assets	UF	1,450,000	—	—	—	—	—	—	1,450,000
Payables for additions to fixed assets	Ch$	949,942	—	—	—	—	—	—	949,942

Total		5,273,107	458,091	405,925	406,489	325,217	243,945	1,860,883	8,973,656

During the years ended 2004 and 2005, there were no other investing activities which commit future cash flows.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 29 - Derivative Contracts

Derivative Contracts

Description of the contract									Accounts affected Value of Asset / Liabilities

Type of Derivativee	Type of Agreement	Amount of the contract-nominal	Date of expiration	Currency	Purchase/Sales	Hedged Item	Contract value at December 31, 2005 at spot rate	Contract value at December 31, 2005 forward exchange rate	Account Name	Mark to market adjustment	Amount(1)	Amount(2)

FR	CCPE	323,924	1ST. Quarter of 2006	US$	S	Export customers	313,406	313,447	Other current assets	10,477	8,598	1,920
FR	CCPE	352,481	1ST. Quarter of 2006	GBP	S	Export customers	299,346	299,423	Other current assets	53,059	53,122	13
FR	CCPE	550,968	1ST. Quarter of 2006	EUR	S	Export customers	442,438	442,582	Other current assets	108,385	15,929	92,601
FR	CCPE	118,255	1ST. Quarter of 2006	CAN	S	Export customers	110,195	110,258	Other current assets	7,997	3,000	5,060
FR	CCPE	503,649	1ST. Quarter of 2006	GBP	S	Export customers	396,194	396,362	Other current assets	107,287	26,775	80,681
FR	CCPE	556,048	1ST. Quarter of 2006	EUR	S	Export customers	442,438	443,624	Other current assets	112,425	37,361	76,249
FR	CCPE	116,888	1ST. Quarter of 2006	CAN	S	Export customers	110,195	110,431	Other current assets	6,457	592	6,100
FR	CCPE	502,119	1ST. Quarter of 2006	GBP	S	Export customers	396,194	396,814	Other current assets	105,305	9,117	96,808
FR	CCPE	556,012	1ST. Quarter of 2006	EUR	S	Export customers	442,438	444,624	Other current assets	111,387	3,811	109,763
FR	CCPE	501,327	1ST. Quarter of 2006	GBP	S	Export customers	396,194	397,160	Other current assets	104,167	14,603	90,531
FR	CCTE	292,758	2ND. Quarter of 2006	CAN	S	Export customers	273,284	273,284	Other current assets	19,474	—	19,474
FR	CCTE	292,758	3RD. Quarter of 2006	CAN	S	Export customers	273,284	273,284	Other current assets	19,474	—	19,474
FR	CCTE	292,758	3RD. Quarter of 2006	CAN	S	Export customers	273,284	273,284	Other current assets	19,474	—	19,474
FR	CCTE	284,605	3RD. Quarter of 2006	CAN	S	Export customers	273,284	273,284	Other current assets	11,321	—	11,321
FR	CCTE	206,568	1ST. Quarter of 2006	CAN	S	Export customers	198,351	198,351	Other current assets	8,217	—	8,217
FR	CCTE	212,486	1ST. Quarter of 2007	CAN	S	Export customers	198,351	198,351	Other current assets	14,135	—	14,135
FR	CCTE	212,486	2ND. Quarter of 2007	CAN	S	Export customers	198,351	198,351	Other current assets	14,135	—	14,135

(1) CCPE - Deferred gain representing difference between nominal value and spot value at contract initiation date
(2) CCPE - deferred gain for difference between spot value at contract initiation date and spot value at December 31, 2005 CCTE - Mark to market adjustment

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Derivative Contracts

Description of the contract									Accounts affected Value of Asset / Liabilities

Type of Derivativee	Type of Agreement	Amount of the contract-nominal	Date of expiration	Currency	Purchase/Sales	Hedged Item	Contract value at December 31, 2005 at spot rate	Contract value at December 31, 2005 forward exchange rate	Account Name	Mark to market adjustment	Amount(1)	Amount(2)

FR	CCTE	212,486	2ND. Quarter of 2007	CAN	S	Export customers	198,351	198,351	Other current assets	14,135	—	14,135
FR	CCTE	212,486	2ND. Quarter of 2007	CAN	S	Export customers	198,351	198,351	Other current assets	14,135	—	14,135
FR	CCTE	212,486	3RD. Quarter of 2007	CAN	S	Export customers	198,351	198,351	Other current assets	14,135	—	14,135
FR	CCTE	212,486	3RD. Quarter of 2007	CAN	S	Export customers	198,351	198,351	Other current assets	14,135	—	14,135
FR	CCTE	212,486	3RD. Quarter of 2007	CAN	S	Export customers	198,351	198,351	Other current assets	14,135	—	14,135
OE	CCPE	512,500	1ST. Quarter of 2006	US$	S	Export customers	512,500	512,540	Other current liabilities	40	—	—
FR	CCPE	452,485	1ST. Quarter of 2006	GBP	S	Export customers	440,215	440,604	Other current assets	11,881	12,270	—
FR	CCPE	512,450	1ST. Quarter of 2006	US$	S	Export customers	512,500	512,725	Other current liabilities	275	(50)	—
FR	CCPE	512,500	1ST. Quarter of 2006	US$	S	Export customers	512,500	512,817	Other current liabilities	317	—	—
FR	CCPE	134,223	1ST. Quarter of 2006	CAN	S	Export customers	132,234	132,385	Other current assets	1,838	1,989	—
FR	CCPE	217,200	1ST. Quarter of 2006	EUR	S	Export customers	212,128	212,438	Other current assets	4,761	5,072	—
FR	CCPE	217,315	1ST. Quarter of 2006	EUR	S	Export customers	212,128	212,576	Other current assets	4,739	5,187	—
FR	CCPE	217,574	1ST. Quarter of 2006	EUR	S	Export customers	212,128	212,936	Other current assets	4,638	5,446	—
FR	CCPE	217,784	1ST. Quarter of 2006	EUR	S	Export customers	212,128	213,142	Other current assets	4,642	5,656	—
FR	CCPE	228,408	1ST. Quarter of 2006	GBP	S	Export customers	220,108	220,381	Other current assets	8,027	8,300	—
FR	CCPE	228,410	1ST. Quarter of 2006	GBP	S	Export customers	220,108	220,295	Other current assets	8,115	8,303	—
FR	CCPE	228,403	1ST. Quarter of 2006	GBP	S	Export customers	220,108	220,452	Other current assets	7,950	8,295	—
FR	CCPE	228,470	1ST. Quarter of 2006	GBP	S	Export customers	220,108	220,531	Other current assets	7,939	8,363	—
FR	CCPE	228,410	1ST. Quarter of 2006	GBP	S	Export customers	220,108	220,331	Other current assets	8,079	8,303	—
FR	CCPE	133,809	1ST. Quarter of 2006	CAN	S	Export customers	132,234	132,348	Other current assets	1,461	1,575	—
FR	CCPE	132,000	1ST. Quarter of 2006	CAN	S	Export customers	132,234	132,398	Other current liabilities	398	(234)	—
FR	CCPE	267,582	1ST. Quarter of 2006	GBP	S	Export customers	264,129	264,285	Other current assets	3,297	3,453	—
FR	CCPE	256,675	1ST. Quarter of 2006	US$	S	Export customers	256,250	256,329	Other current assets	346	425	—

(1) CCPE - Deferred gain representing difference between nominal value and spot value at contract initiation date
(2) CCPE - deferred gain for difference between spot value at contract initiation date and spot value at December 31, 2005 CCTE - Mark to market adjustment

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Derivative Contracts

Description of the contract									Accounts affected Value of Asset / Liabilities

Type of Derivativee	Type of Agreement	Amount of the contract-nominal	Date of expiration	Currency	Purchase/Sales	Hedged Item	Contract value at December 31, 2005 at spot rate	Contract value at December 31, 2005 forward exchange rate	Account Name	Mark to market adjustment	Amount(1)	Amount(2)

FR	CCPE	256,675	1ST. Quarter of 2006	US$	S	Export customers	256,250	256,369	Other current assets	306	425	—
FR	CCPE	109,900	1ST. Quarter of 2006	CAN	S	Export customers	110,195	110,358	Other current liabilities	458	(295)	—
FR	CCPE	109,900	1ST. Quarter of 2006	CAN	S	Export customers	110,195	110,394	Other current liabilities	494	(295)	—
FR	CCPE	267,177	1ST. Quarter of 2006	GBP	S	Export customers	264,129	264,517	Other current assets	2,660	3,048	—
FR	CCPE	257,140	1ST. Quarter of 2006	US$	S	Export customers	256,250	256,422	Other current assets	718	890	—
FR	CCPE	132,003	1ST. Quarter of 2006	CAN	S	Export customers	132,234	132,448	Other current liabilities	445	(231)	—
FR	CCPE	182,640	1ST. Quarter of 2006	EUR	S	Export customers	181,824	182,282	Other current assets	358	816	—
FR	CCPE	257,000	1ST. Quarter of 2006	US$	S	Export customers	256,250	256,474	Other current assets	526	750	—
FR	CCPE	219,930	1ST. Quarter of 2006	CAN	S	Export customers	220,390	220,893	Other current liabilities	963	(460)	—
FR	CCPE	304,885	1ST. Quarter of 2006	EUR	S	Export customers	303,040	303,974	Other current assets	911	1,845	—
FR	CCPE	445,890	1ST. Quarter of 2006	GBP	S	Export customers	440,215	440,705	Other current assets	5,185	5,675	—
FR	CCPE	257,325	1ST. Quarter of 2006	US$	S	Export customers	256,250	256,375	Other current assets	950	1,075	—
FR	CCPE	257,350	1ST. Quarter of 2006	US$	S	Export customers	256,250	256,415	Other current assets	935	1,100	—
FR	CCPE	257,375	1ST. Quarter of 2006	US$	S	Export customers	256,250	256,461	Other current assets	914	1,125	—
FR	CCPE	110,400	1ST. Quarter of 2006	CAN	S	Export customers	110,195	110,473	Other current liabilities	73	205	—
FR	CCPE	110,435	1ST. Quarter of 2006	CAN	S	Export customers	110,195	110,504	Other current liabilities	69	240	—
FR	CCPE	305,600	1ST. Quarter of 2006	EUR	S	Export customers	303,040	303,631	Other current assets	1,969	2,560	—
FR	CCPE	442,905	1ST. Quarter of 2006	GBP	S	Export customers	440,215	441,090	Other current assets	1,815	2,690	—
FR	CCPE	257,700	1ST. Quarter of 2006	US$	S	Export customers	256,250	256,546	Other current assets	1,154	1,450	—
FR	CCPE	110,5400	1ST. Quarter of 2006	CAN	S	Export customers	110,195	110,363	Other current assets	177	345	—
FR	CCPE	152,490	1ST. Quarter of 2006	EUR	S	Export customers	151,520	152,012	Other current assets	478	970	—
FR	CCPE	257,315	1ST. Quarter of 2006	US$	S	Export customers	256,250	256,428	Other current assets	887	1,065	—
FR	CCPE	441,920	1ST. Quarter of 2006	GBP	S	Export customers	440,215	440,676	Other current assets	1,244	1,705	—

(1) CCPE - Deferred gain representing difference between nominal value and spot value at contract initiation date
(2) CCPE - deferred gain for difference between spot value at contract initiation date and spot value at December 31, 2005 CCTE - Mark to market adjustment

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Derivative Contracts

Description of the contract									Accounts affected Value of Asset / Liabilities

Type of Derivativee	Type of Agreement	Amount of the contract-nominal	Date of expiration	Currency	Purchase/Sales	Hedged Item	Contract value at December 31, 2005 at spot rate	Contract value at December 31, 2005 forward exchange rate	Account Name	Mark to market adjustment	Amount(1)	Amount(2)

FR	CCPE	220,139	1ST. Quarter of 2006	GBP	S	Export customers	220,108	220,531	Other current liabilities	392	31	—
FR	CCPE	132,045	1ST. Quarter of 2006	CAN	S	Export customers	132,234	132,392	Other current liabilities	347	(189)	—
FR	CCPE	256,475	1ST. Quarter of 2006	US$	S	Export customers	256,250	256,382	Other current assets	93	225	—
FR	CCPE	256,500	1ST. Quarter of 2006	US$	S	Export customers	256,250	256,454	Other current assets	46	250	—
FR	CCPE	256,875	1ST. Quarter of 2006	US$	S	Export customers	256,250	256,513	Other current assets	362	625	—
OE	CCPE	514,050	1ST. Quarter of 2006	US$	S	Export customers	512,500	512,922	Other current assets	1,128	1,550	—
OE	CCPE	1,285,000	1ST. Quarter of 2006	US$	S	Export customers	1,281,250	1,282,140	Other current assets	2,860	3,750	—
OE	CCPE	1,285,000	1ST. Quarter of 2006	US$	S	Export customers	1,281,250	1,282,567	Other current assets	2,433	3,750	—
OE	CCPE	768,150	1ST. Quarter of 2006	US$	S	Export customers	768,750	769,678	Other current liabilities	1,528	(600)	—

Note:	FR: Forward
CCPE: Hedge of an existing transaction
CCTE: Hedge of a forecasted transaction

(1) CCPE - Deferred gain representing difference between nominal value and spot value at contract initiation date
(2) CCPE - deferred gain for difference between spot value at contract initiation date and spot value at December 31, 2005 CCTE - Mark to market adjustment

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 30 - Contingencies and Restrictions

1) Wine contracts: The Company enters into long-term agreements for the acquisition of grapes and wine, which expire on various dates through 2014.

2) On December 15, 2000, the decrees Nos. 3,692, 3,693 and 3,694 issued by the Ministry of Public Works dated August 28, 2000 were published in the Official Gazette, which entitles the government to expropriate lots 481 property of Viña Concha y Toro S.A. and, 480- A and 480-B the property of Viña Concha y Toro S.A. and Viña Tocornal Ltda. (currently - Viña Cono Sur S.A.). The total indemnity established amounted to Ch$2,080,314,000 (historical amount).

On July 9, 2001, the Company and its subsidiary, Viña Cono Sur S.A. filed a claim on the Second Civil Court of San Miguel against the Chilean State related to the amount of the compensation granted for the expropriation of the three above-mentioned lots.

At the first ruling on  October 6, 2003, the lawsuit  was entered into plea and greater compensation was set for a sum of Ch$1,043,953,230 (historical value), plus restatement according to  the variation in the CPI beginning on March 1, 2000,the  date on  which the provisional appraisal was performed. This sentence was appealed by the Chilean State before the Court of Appeals of San Miguel, and it is under consideration.

During 2001 and 2002, Viña Concha y Toro S.A. and Viña Cono Sur S.A. received the full amount of compensation for  the expropriations as established by the Ministry of Public Works of the above-mentioned lots.  The gain on the expropriation was reflected as other non-operating income within non-operating results.

3) On March 1, 2000, the Ministry of Public Works published in the Official Gazette Decree No. 3.918 dated December 29, 1999 an entitlement to the expropriation of an additional lot, lot 11 No. 231-17, located in Chimbarongo owned by Viña Cono Sur S.A.

The amount of the compensation for the expropriation was set at Ch$100,969,400 (historical amount).  The Company has petitioned for an additional Ch$77,886,321 (historical amount.)

Through a ruling  dated January 31, 2003, confirmed by the Court of Appeals of Rancagua through a resolution dated September 16, 2004, the lawsuit was partially accepted  and compensation of Ch$52,055,466 (historical value) was affirmed for damages.

The Treasury appealed before the Supreme Court and this appeal is still being processed.

4) Restrictions and limits for the issuance of public offering bonds.

Covenants associated with the issuance of bonds payable are as follows:

a) Maintain assets free of liens or encumbrances for an amount equivalent to at least 1.5 times the total amount of placement of bonds outstanding with a charge to the line agreed in the contract. This liability will be payable only at the closing dates of the financial statements.

b)The issuer is obliged not to sell, cede or transfer essential assets that endanger the continuance of its current line of business.

c) Send to the representative of bondholders, together with quarterly information indicated in the bond issuance contract  a notice of any  reduction of its participation in its significant subsidiaries, as defined,  greater than ten per cent of this principal, as well as any reduction that signifies losing  control of a subsidiary, within five business days following the date of the transaction.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

d) Maintain an  indebtedness ratio not greater than 1.4 times;

e) Maintain, at all times, during the life of the present bond issuance, minimum equity of five million UF;

f) Maintain at all times a coverage ratio of interest expenses of a minimum of 2.5  times.  Coverage ratio for interest expenses is to be  calculated based  on the period of twelve months prior to the date of the financial statements statutorily filed with the SVS.;

g) Not investing in instruments issued by related parties, not granting loans to these or performing with them any operation under conditions that are less favourable for the issuer in  comparison with those in the market as provided in article 89 of the Corporations Act.  The issuer will also  ensure  compliance with this restriction by its subsidiaries. For these purposes, related parties will be understood to be  those indicated in Article 100 of Law 18,045;

h) Make  provisions for every contingency that may adversely affect its businesses, its financial situation or its results of operations, which will have to be reflected in the issuer’s financial statements, if applicable, in accordance with generally accepted accounting principles in Chile. The issuer will ensure  compliance with this same condition by its subsidiaries;

i) Contract and maintain insurance policies that reasonably cover the issuer’s operating assets, in accordance with usual practices in the industry in which  the issuer operates. The issuer will ensure  compliance with this same condition by its subsidiaries; and,

j) The issuer and any of its subsidiaries will not be able to prepay any existing liability in the event that the issuer is in delinquency or default of the full and timely payment of bonds. The information that accredits compliance with matters dealt with in letters a) to j) of this number and calculations made that validate their compliance will have to be certified  by the Issuer’s Manager of Administration and Finance or any other employee performing this duty and annually by its external auditors, if applicable, and will have to be sent to the representative of bondholders through registered mail or letter requesting return receipt  within a period of five days from the occurrence of the event that gives rise to it, save for the fact that it relate to information that has to be delivered to the SVS, in which case  the same term in which it has to be delivered to the SVS will be considered the compliance period.  . In the event that the information provided to the representative of bondholders in conformity with the latter is qualified by the Issuer as confidential, this representative will have to maintain strict restrictions as to usage of such with  respect to third parties.

Causes for Acceleration

a) If the issuer is in delinquency or default of the payment of any installment of principal and/or interest related to bonds.

b) If any statement is made by the issuer in instruments granted or subscribed to which is  illegal, incomplete or false.

c) If the issuer breaches any obligation assumed by virtue of the bond issuance agreement and has not resolved this breach within  thirty days subsequent to the date on which it has been requested in writing to do so by registered mail.

d) If the issuer breaches any of the obligations assumed by virtue of the bond issuance agreement and has not resolved this breach within sixty days following the date requested to do so by the bondholder representative by registered mail.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

e) If the issuer breaches any of the obligations assumed by virtue of the seventh clause of the bond issuance agreement and complementary public deeds that are subscribed  to in conformity with the covenants mentioned in 4).

f) If the issuer or any of its significant subsidiaries ceases to pay or recognizes in writing the impossibility of paying its debts, or makes general cessation or abandonment of assets in benefit of its creditors or enters into  bankruptcy.

g) If the issuer or any significant subsidiary is in delinquency or default of the payment of any sum owed to banks or any other creditor from one or more obligations past due or required previously, which, individually, exceeds the amount equivalent to one hundred thousand UF at the date of the respective calculation and the issuer or significant subsidiary, as  the case may be, does not remedy this within thirty days following the date of delinquency or default and/or by the date of payment of any  obligation it has not been expressly postponed.

h) If any obligation of the issuer or any significant subsidiary is required as provided, given that it is not a prepayment required normally prior to the expiration date stipulated.

i) If in the future, the issuer or any of its subsidiaries grant actual guarantees for new bond issuances or any financial credit, credit operation or other existing credits, except those specified in the issuance agreement.

j) If any governmental authority decrees any action to make requisitions, confiscation, embargo, expropriation, or take possession of, or take custody or control  all or a portion of the Issuer’s assets or of any significant subsidiary.

k) In the event of dissolution of the issuer, or in the event of a decrease in the term of its duration to a term lower than the final term for amortization and payment of bonds designated in the agreement;

l) If the issuer or any significant subsidiary were declared legally bankrupt ; and,

m) If the issuer sold, ceded or transferred essential assets defined in the first clause of this agreement, except in the case of contributions or transfers of essential assets to subsidiaries, save in the case of prior and written authorization by the representative of bondholders.

As of December 31, 2005, the Company complies with all these covenants.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 30 - Contingencies and Restrictions, continued

Direct guarantees

	Debtor			Assets Affected		Outstanding balances at financial statement closing date				Guarantee release

Beneficiary	Name	Relationship	Type of guarantee	Type	Book value	2004	2005	2006	Assets	2007	Assets	2008	Assets

Chilean customs	—	—	Law °N°18.634	—	—	118,456	—	—	—	2,553	—	—	—
Indirect guarantees

	Debtor			Assets Affected		Outstanding balances at financial statement’s closing date		Guarantee release

Beneficiary	Name	Relationship	Type of guarantee	Type	Book value	2004	2005	2006	2007	2008

Della Toffola Sud. AG Argentina	Trivento Bodegas y Viñedos S.A	Subsidiary	Debt - Supplier	—	—	160,678	85,561	(57,041)	—	—
Velo Spa (Italia)	Trivento Bodegas y Viñedos S.A	Subsidiary	Debt - Supplier	—	—	—	112,162	—	(34,102)	(27,037)
Banco BBVA	Trivento Bodegas y Viñedos S.A	Subsidiary	Debt Banks	—	—	721,833	512,500	—	(512,500)	—
Banco Santander-Santiago	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	3,464,798	3,075,000	—	(3,075,000)	—
Banco Santander-Santiago	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	1,154,933	1,025,000	—	(1,025,000)	—
Banco Boston	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	1,154,933	1,025,000	(1,025,000)	—	—
Banco Santander-Santiago	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	617,312	547,863	—	(547,863)	—
Banco Citibank	Concha y Toro U.K. Limited	Subsidiary	Debt Banks	—	—	889,609	704,344	(704,344)	—	—
Banco Santander-Santiago	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	—	358,750	—	(358,750)	—
Banco Santander-Santiago	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	—	768,750	—	(768,750)	—
Banco Bank Boston	Trivento Bodegas y Viñedos S.A	Subsidiary	Debt Banks	—	—	—	461,250	(230,625)	(153,750)	(76,875)
Banco BBVA	Trivento Bodegas y Viñedos S.A	Subsidiary	Debt Banks	—	—	—	854,167	(341,666)	(341,666)	(170,834)
Banco BBVA	Trivento Bodegas y Viñedos S.A	Subsidiary	Debt Banks	—	—	—	170,833	(170,833)	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 31 - Foreign and Domestic Currency

The following tables include the Company’s asset and liability accounts broken out by their currency denominations:

Assets

		Amount

	Currency	31-12-2004	31-12-2005

Current Assets
Cash	Ch$	848,928	645,343
Cash	USD	212,608	198,387
Cash	CAD	0	3,713
Cash	EUR	306,836	18,113
Cash	GBP	166,976	440,451
Cash	ARS	328,271	141,127
Trade accounts receivable	Ch$	10,039,531	11,437,748
Trade accounts receivable	USD	22,257,973	19,958,038
Trade accounts receivable	EUR	8,261,647	6,379,646
Trade accounts receivable	GBP	6,877,832	8,367,558
Trade accounts receivable	CAD	2,521,109	1,888,093
Trade accounts receivable	ARS	1,493,381	1,162,891
Notes receivable	Ch$	1,743,079	2,147,425
Notes receivable	ARS	694,091	1,018,117
Other accounts receivable	Ch$	309,433	1,126,533
Other accounts receivable	USD	502,770	32,576
Other accounts receivable	EUR	29,238	1,794
Other accounts receivable	CAD	17,699	16,258
Other accounts receivable	UF	97,001	66,639
Other accounts receivable	GBP	17,839	14,723
Other accounts receivable	ARS	424,936	150,287
Accounts receivable from related companies	Ch$	13,874	128,420
Accounts receivable from related companies	USD	362,542	0
Recoverable taxes	Ch$	1,750,861	3,237,298
Recoverable taxes	USD	1,103,589	1,869,670
Recoverable taxes	UF	18,207	30,149
Recoverable taxes	EUR	0	1,511
Recoverable taxes	GBP	0	234,993
Recoverable taxes	ARS	1,224,105	1,750,332
Inventories	Ch$	17,117,281	67,052,168
Inventories	USD	24,655,601	1,516,624
Inventories	EUR	8,328,110	0
Inventories	GBP	0	2,338
Inventories	ARS	4,529,164	4,773,258
Prepaid expenses	Ch$	8,057,992	8,003,867
Prepaid expenses	USD	653,157	298,072
Prepaid expenses	UF	332,827	369,051
Prepaid expenses	ARS	460,642	620,784

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

		Amount

	Currency	31-12-2004	31-12-2005

Deferred taxes	Ch$	1,136,614	1,477,158
Deferred taxes	ARS	25,220	60,292
Other current assets	Ch$	(18,321)	2,239
Other current assets	USD	438,425	27,602
Other current assets	CAD	173,064	6,243
Other current assets	EUR	(49,216)	84,652
Other current assets	GBP	189,558	175,642
Property, Plant and Equipment
Net property, plant and equipment	Ch$	118,302,790	138,114,539
Net property, plant and equipment	USD	11,706,332	10,925,946
Net property, plant and equipment	GBP	40,297	27,318
Other assets
Other assets	Ch$	9,096,077	11,688,434
Other assets	USD	374,244	231,437
Other assets	CAD	0	828
Other assets	UF	30,194	16,012
Other assets	GBP	0	487
Other assets	ARS	9,911	19,968
Total Assets
	Ch$	168,398,139	245,061,172
	USD	62,267,241	35,058,352
	CAD	2,711,872	1,915,135
	EUR	16,876,615	6,485,716
	GBP	7,292,502	9,263,510
	ARS	9,189,721	9,697,056
	UF	478,229	481,851

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 31 - Foreign and Domestic Currency, continued

Current liabilities

Current liabilities

		UP TO 90 DAYS				91 DAYS TO 1 YEAR

		31-12-2004		31-12-2005		31-12-2004		31-12-2005

	Currency	Amount	Annual average. interest rate	Amount	Annual average interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate

Short-term bank debt	Ch$	2,106,119	2.40%	0	0.00%	0		0	0.00%
Short-term bank debt	US$	544,046	1.64%	145,006	LIBOR+0.55%	8,174,559	2.86%	8,079,285	4.78%
Short-term bank debt	UF	2,897,057	0.58%	0	0.00%	0		4,430,652	1.66%
Short-term bank debt	EUR	713,762	0.00%	0	0.00%	0		1,446,672	0.00%
Short-term bank debt	GBP	0	0.00%	885,709	5.02%	1,118,986	5.13%	0
Short-term bank debt	ARS	0	0.00%	747,510	0.00%	0	0.00%	0	0.00%
Current maturities of long-term bank debt	UF	1,471,664	1.57%	100,159	4.85%	781,531	0.96%	687,860	1.65%
Current maturities of long-term bank debt	Ch$	91,937	5.22%	89,175	5.22%	4,842,127	2.55%	580	0.00%
Current maturities of long-term bank debt	ARS	1,865,480	0.00%	1,369,664	7.50%	0		2,993,618	8.34%
Current maturities of long-term bank debt	US$	28,673	2.56%	884,844	3.63%	3,665,130	3.20%	4,899,315	3.63%
Current maturities of long-term bank debt	GBP	0	0.00%	224,891	4.83%	278,798	5.15%	220,425	0.00%
Current maturities of long-term bank debt	EUR	0	0.00%	0	0.00%	574,747	3.16%	873,584	3.42%
Bonds payable	UF	0		0	0.00%	0	0.00%	292,935	0.00%
Long-term debt with maturities with maturities within one year	UF	71,673	1.47%	48,340	7.09%	222,045	1.47%	145,248	6.93%
Dividends payable	Ch$	1,500,440	0.00%	1,808,735	0.00%	0	0.00%	0	0.00%
Accounts payable	Ch$	12,881,368	0.00%	12,349,126	0.00%	0	0.00%	0	0.00%
Accounts payable	ARS	477,731	0.00%	440,114	0.00%	0	0.00%	0	0.00%
Accounts payable	US$	1,015,196	0.00%	865,462	0.00%	0	0.00%	0	0.00%
Accounts payable	EUR	188,222	0.00%	59,652	0.00%	0	0.00%	0	0.00%
Accounts payable	GBP	301,195	0.00%	407,167	0.00%	0	0.00%	0	0.00%
Accounts payable	UF	0	0.00%	287	0.00%	0	0.00%	0	0.00%
Notes payable	Ch$	9,576	0.00%	15,783	0.00%	0	0.00%	0	0.00%
Notes payable	US$	163,184	0.00%	425,405	0.00%	0	0.00%	0	0.00%
Notes payable	UF	408,449	0.00%	396,788	0.00%	0	0.00%	0	0.00%
Notes payable	EUR	70,773	0.00%	1,346,432	0.00%	0	0.00%	0	0.00%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Current liabilities

		UP TO 90 DAYS				91 DAYS TO 1 YEAR

		31-12-2004		31-12-2005		31-12-2004		31-12-2005

	Currency	Amount	Annual average. interest rate	Amount	Annual average interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate

Notes payable	ARS	632,308	0.00%	705,968	0.00%	0	0.00%	0	0.00%
Notes and accounts payable to related companies	Ch$	2,189,920	0.00%	1,287,437	0.00%	0	0.00%	0	0.00%
Notes and accounts payable to related companies	US$	869,053	0.00%	0	0.00%	0	0.00%	0	0.00%
Other accounts payable	Ch$	1,883,499	0.00%	334,814	0.00%	0	0.00%	0	0.00%
Other accounts payable	US$	54,596	0.00%	78,987	0.00%	0	0.00%	0	0.00%
Other accounts payable	CAD	2,157	0.00%	34,697	0.00%	0	0.00%	0	0.00%
Other accounts payable	EUR	3,557	0.00%	139,368	0.00%	0	0.00%	0	0.00%
Other accounts payable	UF	0	0.00%	1,530,650	0.00%	0	0.00%	0	0.00%
Other accounts payable	GBP	186	0.00%	11,933	0.00%	0	0.00%	0	0.00%
Accrued expenses	Ch$	4,355,540	0.00%	6,929,293	0.00%	0	0.00%	0	0.00%
Accrued expenses	CAD	460,571	0.00%	363,113	0.00%	0	0.00%	0	0.00%
Accrued expenses	US$	4,130,105	0.00%	4,072,230	0.00%	0	0.00%	0	0.00%
Accrued expenses	GBP	1,920,719	0.00%	2,046,891	0.00%	0	0.00%	0	0.00%
Accrued expenses	EUR	1,358,229	0.00%	1,229,265	0.00%	0	0.00%	0	0.00%
Accrued expenses	UF	10,117	0.00%	23,769	0.00%	0	0.00%	0	0.00%
Accrued expenses	ARS	555,314	0.00%	459,807	0.00%	0	0.00%	0	0.00%
Withholdings	UF	1,218	0.00%	4,508	0.00%	0	0.00%	0	0.00%
Withholdings	Ch$	1,601,818	0.00%	2,211,103	0.00%	0	0.00%	0	0.00%
Withholdings	CAD	0	0.00%	3,216	0.00%	0	0.00%	0	0.00%
Withholdings	US$	446,349	0.00%	537,972	0.00%	0	0.00%	0	0.00%
Withholdings	EUR	27,904	0.00%	46,281	0.00%	0	0.00%	0	0.00%
Withholdings	GBP	130,676	0.00%	346,680	0.00%	0	0.00%	0	0.00%
Withholdings	ARS	209,117	0.00%	254,706	0.00%	0	0.00%	0	0.00%
Income taxes payable	Ch$	566,753	0.00%	0	0.00%	0	0.00%	0	0.00%
Income taxes payable	GBP	27,800	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred revenues	Ch$	61,817	0.00%	339,912	0.00%	0	0.00%	0	0.00%
Deferred revenues	US$	48,847	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred revenues	GBP	0	0.00%	3,233	0.00%	0	0.00%	0	0.00%
Other current liabilities	US$	15,636	0.00%	6,348	0.00%	0	0.00%	0	0.00%
Other current liabilities	GBP	3,976	0.00%	6,466	0.00%	0	0.00%	0	0.00%
Other current liabilities	CAD	0	0.00%	2,719	0.00%	0	0.00%	0	0.00%
Other current liabilities	EUR	0	0.00%	8,571	0.00%	0	0.00%	0	0.00%
Total current liabilities
	Ch$	27,248,787		25,365,378		4,842,127		580
	US$	7,315,685		7,016,254		11,839,689		12,978,600
	UF	4,860,178		2,104,501		1,003,576		5,556,695
	EUR	2,362,447		2,829,569		574,747		2,320,256
	GBP	2,384,552		3,932,970		1,397,784		220,425
	ARS	3,739,950		3,977,769		0		2,993,618
	CAD	462,728		403,745		0		0

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 31 - Foreign and Domestic Currency, continued

Long-term liabilities as of December 31, 2004

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

	Currency	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate

Long-term bank debt	UF	—	—	1,390,386	4.85%	5,785,800	4.85%	—	—
Long-term bank debt	US$	6,929,597	—	—	—	—	—	—	—
Long-term bank debt	EUR	2,249,950	3.16%	—	—	—	—	—	—
Long-term bank debt	Ch$	1,036,000	5.22%	8,288,000	5.22%	—	—	—	—
Long-term bank debt	GBP	278,003	5.15%	—	—	—	—	—	—
Long-term bank debt	ARS	5,341,099	9.6%	—	—	—	—	—	—
Other long-term accounts payable	UF	323,846	1.48%	298,687	1.99%	80,161	1.99%	72,184	5.69%
Long-term accrued expenses	Ch$	—	—	—	—	—	—	694,592	—
Long-term deferred taxes	Ch$	986,331	—	994,027	—	2,771,080	—	—	—
Total long-term liabilities
	UF	323,846		1,689,073		5,865,961		72,184
	US$	6,929,597		—		—		—
	EUR	2,249,951		—		—		—
	Ch$	2,022,331		9,282,027		2,771,080		694,592
	GBP	278,003		—		—		—
	ARS	5,341,099		—		—		—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 31 - Foreign and Domestic Currency, continued

Long-term liabilities as of December 31, 2005

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

	Currency	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate

Long-term bank debt	UF	0	0.00%	4,988,010	4.85%	2,201,914	4.85%	0	0.00%
Long-term bank debt	USD	2,306,250	0.00%	0	0.00%	0	0.00%	0	0.00%
Long-term bank debt	EUR	865,785	3.16%	0	0.00%	0	0.00%	0	0.00%
Long-term bank debt	PESO CHILENO	5,500,000	5.22%	3,500,000	5.22%	0	0.00%	0	0.00%
Long-term bank debt	GBP	220,108	4.83%	0	0.00%	0	0.00%	0	0.00%
Long-term bank debt	PESO ARGENTINO	4,180,761	9.60%	0	0.00%	0	0.00%	0	0.00%
Bonds payables	UF	1,057,341	3.90%	4,229,367	3.90%	10,573,418	3.90%	20,089,494	3.90%
Other long-term accounts payable	UF	259,609	5.75%	231,992	5.75%	0		69,676	5.69%
Long-term accrued expenses	PESO CHILENO	0	0.00%	0	0.00%	0	0.00%	897,163	0.00%
Long-term deferred taxes	PESO CHILENO	1,502,205	0.00%	1,474,325	0.00%	3,954,279	0.00%	0	0.00%
Total long-term liabilities
	UF	1,316,950		9,449,369		12,775,332		20,159,170
	USD	2,306,250		0		0		0
	EUR	865,785		0		0		0
	PESO CHILENO	7,002,205		4,974,325		3,954,279		897,163
	GBP	220,108		0		0		0
	PESO ARGENTINO	4,180,761		0		0		0

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 32 - Sanctions

As of December 31, 2005, the Company and its subsidiaries, directors and/or administrators have not been subject to fines or sanctions from the Superintendency of Securities and Insurance or any other Chilean regulating agency.

Note 33 - Subsequent Events

April 26, 2006

The Chilean Superintendency of Securities and Insurance and the stock exchanges were informed of the holding of the general shareholders’ meeting of Viña Concha y Toro S.A., which adopted the following resolutions, among others:

Distribute against the earnings for the year 2005, a final dividend No.223 of Ch$ 3.10 per share payable as of  May 25, 2006, ( This is in addition to the interim dividends paid against the earnings for 2005, being dividends Nos.220 and 221,  both for Ch$ 2.50 per share, paid on September 30 and December 30, 2005 respectively and dividend No.222 for Ch$2.50 paid on March 31, 2006).

Maintain the dividend policy of distributing 40% of net income. It is therefore the board’s intention to distribute against the earnings obtained during the year 2006, three dividends Nos.224, 225 and 226 for Ch$2.50 each, payable as interim dividends on September 30, December 29, 2006 and March 31, 2007. These dividends would be subject to the Company’s cash position. A fourth dividend will also be paid for the amount necessary to complete 40% of the net income for the year 2006, payable on a date to be determined by general shareholders’ meeting to be held in 2007.

Between December 31, 2005 and the date of issuance of these financial statements there have been no other significant subsequent events which might materially alter the Company’s position and/or the interpretation of these financial statements.

Note 34 - Environment

During 2004 and 2005, the Company invested and disbursed funds destined, directly or indirectly, to the improvement of environmental conditions in compliance with certain local water use regulations.  The detail of these disbursements is as follows:

	As of December 31,

Investments	2004	2005

	ThCh$	ThCh$
Water treatment plants	78,244	60,864

	As of December 31,

Expenses	2004	2005

	ThCh$	ThCh$
Maintenance and supplies of water treatment plants	264,336	307,089

As of December 31, 2004 and 2005, the net balance of assets designated for the improvement of the environment amounted to ThCh$882,981 and ThCh$930,843, respectively and are presented within machinery and equipment and buildings and infrastructure.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 35 - Prepaid Expenses

The detail of these is as follows:

	As of December 31,

	2004	2005

	ThCh$	ThCh$
Next harvest expenses	8,334,492	8,427,123
Prepaid rent	128,890	19,962
Prepaid insurance	441,893	433,900
Other prepaid expenses	599,343	410,789

Total	9,504,618	9,291,774

Note 36 - Sales

The detail of these is as follows:

	As of December 31,

	2003	2004	2005

	ThCh $	ThCh $	ThCh $
Sale of wine	155,722,899	186,414,362	193,775,756
Sale of bottling services	3,516,219	2,754,642	2,381,346
Sale of other products	3,875,658	6,139,556	5,209,900

Total sales	163,114,776	195,308,560	201,367,002

Note 37 - Significant Events

March 10, 2005

At the Board of Directors’ Meeting of Viña Concha y Toro S. A. dated March 10, 2005, the director agreed to concur to the purchase of assets of Viña Francisco de Aguirre S. A., consisting of farms, plants for wine processing, storage and bottling, machinery, supplies, casks and brands. The total sum of the investment is approximately Ch$10,000,000,000    ( ten thousand million Chilean pesos.)

March 11, 2005

On March 11, 2005, the Company informed the Chilean Superintendency of Securities and Insurance and the Chilean Stock Exchange of the General Shareholders’ Meeting to be held on April 26, 2005.  The agenda was as follows:

1.	Approval of the annual report, balance sheet, financial statements and the report of the independent auditors for the period beginning on January 1, 2004 and ending on December 31, 2004.
2.	Distribution of income and dividend distribution policy.
3.	The election of the Board of Directors
4.	The appointment of the Company’s independent external auditors for 2005.
5.	Directors’ remunerations.
6.

Determine the fees payable to directors who will be a part of the Committee referred to in Article No. 50 bis of Law No. 18,046 and determine the budget for expenses related to the activities performed by this Committee for the year 2005.

7.	Determination of the newspaper in which notice of the next shareholders’ meeting is to be published.
8.	Operations as governed by Article 44 of Law No. 18,046.
9.	Any other matters.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

March 11, 2005

On March 11, 2005, the Company informed the Chilean Superintendency of Securities and Insurance and Chilean Stock Exchanges of the following dividend policy proposed at the General Ordinary Shareholders’ Meeting:

Distribute with a charge to income for the year 2004, a final dividend No. 219 of Ch$6.62 per share which will be paid on May 26, 2005, which is added to those provisional dividends distributed with a charge to income for the year 2004 Nos. 216 and 217 for an amount of Ch$2.00 per share each paid on September 30, 2004 and December 30, 2004, respectively and dividend No. 218 for a sum of Ch$2.00, which will be paid on March 31, 2005.

Maintain as dividend policy 40% of net income.  The Board of Directors’ intention is to distribute with a charge to income obtained during 2005, three dividends Nos. 220, 221 and 222 for an amount of Ch$2.50 per share each, which will be paid as provisional dividends on September 30, 2005, December 30, 2005 and March 31, 2006, respectively.  A fourth dividend will be paid for the amount required to complete 40% of income for the year 2005, which will be paid in May 2006, upon becoming aware of and approving income for the year by the shareholders at the respective General Ordinary Shareholders’ Meeting.

In any case, this dividend policy depends on the Company’s available cash funds.

April 26, 2005

The Company informed to the Chilean Superintendency of Securities and Insurance and Chilean Stock Exchanges, that on April 26, 2005 Viña Concha y Toro S. A. has perfected the placement of Series C Bonds for an amount of UF2,000,000 (two million Unidades de Fomento), at a term for 21 years, resulting in a decrease in the number of bonds available for placement under this registration, registered under number 407 in the Securities Registry of the Superintendency of Securities and Insurance dated March 10, 2005.

Bond placement was conducted at an annual rate of 3.9%, achieving collection equivalent to 100% of its par value.

April 27, 2005

The Company informed to the Chilean Superintendency of Securities and Insurance and Chilean Stock Exchanges, that at the Extraordinary Shareholders’ Meeting held on April 26, 2005, the Company elected its board members, as follows:

Chairman : Mr. Alfonso Larraín Santa María
Vice President : Mr. Rafael Guilisasti Gana

Likewise, in compliance with that provided in Circular No. 1526 issued by the Chilean Superintendency of Securities and Insurance, the Company appointed Mr. Sergio de la Cuadra Fabres, Mr. Nils Christian Skibsted Cortés and Mr. Rafael Guilisasti Gana as members of the Board of Directors’ Committee referred to in Article No. 50 bis of the Chilean Corporations Act.

Mr. Sergio de la Cuadra Fabres and Mr. Nils Christian Skibsted Cortés were appointed as directors with votes different to those of the Controller or related parties.

April 27, 2005

On April 27, 2005, the Company informed the Chilean Superintendency of Securities and Insurance and Chilean Stock Exchanges that at the Ordinary Shareholders’ Meeting of April 26, 2005, the shareholders agreed to the following, among others:

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Distribute with a charge to income for the year 2004, a final dividend No. 219 of Ch$6.62 per share which will be paid on May 26, 2005, which is added to those provisional dividends distributed with a charge to income for the year 2004 Nos. 216 and 217 for an amount of Ch$2.00 per share each paid on September 30, 2004 and December 30, 2004, respectively and dividend No. 218 for a sum of Ch$2.00, which was paid on March 31, 2005.

Maintain as dividend policy 40% of net income.  The Board of Directors’ intention is to distribute with a charge to income obtained during 2005, three dividends Nos. 220, 221 and 222 for an amount of Ch$2.50 per share each, which will be paid as provisional dividends on September 30, 2005, December 30, 2005 and March 31, 2006, respectively.  The payment of these dividends depends on the Company’s available cash funds.  A fourth dividend will be paid for the amount required to complete 40% of income for the year 2005, which will be at the date determined by the shareholders at the General Ordinary Shareholders’ Meeting to be held in 2006.

The shareholders elected the new Board of Directors, as follows:

•	Alfonso Larraín Santa María.
•	Rafael Guilisasti Gana.
•	Pablo Guilisasti Gana.
•	Mariano Fontecilla de Santiago Concha.
•	Francisco Marín Estévez.
•	Sergio de la Cuadra Fabres.
•	Nils Christian Skibsted Cortés.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Note 38 - Differences between Chilean and United States generally accepted accounting principles

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

Price level restatement is not eliminated from the reconciliations to US GAAP, as allowed under items 17 of Form 20-F of the Securities and Exchange Commission’s (SEC) rules. In addition, as provided by the AICPA International Task Force, accounting for foreign investments under Technical Bulletin N° 64 complies with the requirements of reporting on Form 20-F.

b)	Business Combinations, Goodwill and Intangible Assets

As required by Statement of Financial Accounting Standard No. 141, “Business Combinations”, (“SFAS 141”), all business combinations consummated after June 30, 2001 are accounted for under the purchase accounting method, which requires that the purchase price be allocated to the acquired assets and liabilities on the basis of fair market value.  Any business combination prior to this date was accounted for under Accounting Principles Board No. 16, “Business Combinations”.  Any excess of the cost of the investment over such fair value is treated as goodwill. Under Chilean GAAP, for investments made prior to January 1, 2004, goodwill was recorded based on the difference between the investment purchase price and the book value of the assets acquired and liabilities assumed.   As of January 1, 2004, Technical Bulletin No. 72 was adopted for Chilean GAAP purposes.  Technical Bulletin No.  72 requires that assets acquired and liabilities assumed in a business combination be recorded at fair value and that any excess of cost over such fair value be recorded as goodwill. Goodwill continues to be amortized under Technical Bulletin No. 72.    Business combinations entered into by the Company have not produced significant differences in the recorded assets and liabilities in the accounting records of the acquirers between Chilean GAAP and U.S. GAAP.

As of January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”). SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, beginning January 1, 2002, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment annually or when circumstances change. We test goodwill (Industria Corchera S.A.) for impairment by first comparing the carrying value of net assets to the fair value of the related operations, based on external valuation. If the fair value is determined to be less than carrying value, a second step is performed to compute the amount of the impairment.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

The Company performed the annual impairment tests of goodwill required by the standard, and the tests did not result in any impairment.  The effects of reversing goodwill amortization from January 1, 2002 are included in the reconciliation in paragraph 1 l).

For Chilean GAAP purposes, all intangible assets are assigned a useful life and are amortized on a straight-line basis over their useful lives.  Under U.S. GAAP, with the adoption of SFAS No. 142, intangible assets with indefinite lives are no longer amortized.   The Company has determined that intangible assets pertaining to telephone line rights and water rights have indefinite lives for U.S. GAAP purposes.  As the amortization expense for all years presented is not significant, no reversal is presented in paragraph 1 l).

c)	Investment in Debt and Equity Securities

In accordance with accounting principles generally accepted in Chile, marketable securities are stated at the lower of price-level restated cost or market value. Gains are recorded only when realized. The investments which the Company holds are stated at price-level restated cost at December 31, 2003, 2004 and 2005.  For U.S. GAAP purposes, the Company’s portfolio of marketable securities have been classified as available-for-sale, in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).  Consequently, any adjustment to market value has been recorded as a separate component of equity in  Other Comprehensive Income.   No other-than-temporary impairments were recorded for these available-for-sale marketable securities for the years ended December 31, 2003, 2004, or 2005.  The required disclosures for investments classified as available-for-sale in accordance with SFAS 115 is shown in paragraph 2 c).  The effect of this difference is included in the reconciliation of shareholders’ equity in paragraph 1 l) below.

d)	Revaluation of fixed assets

As mentioned in Note 10 d), certain fixed assets are reported in the financial statements at amounts determined in accordance with technical appraisals. The revaluation of fixed assets is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation on property, plant and equipment, the related accumulated depreciation, the depreciation charge for each year and the income impact on the sale/disposal of these assets is shown under paragraph l l) below.

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

The adjustment included in paragraph 1 l) below represents items remaining in inventory as of December 31, 2002  that were produced in prior years, which remained unsold until 2003, consisting primarily of premium wines.

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
Chilean pesos as of December 31, 2005 and US dollars

Amounts capitalized under Chilean GAAP related to foreign currency exchange gains and losses and the related monetary gain on foreign currency borrowings for construction costs must be reversed.

Beginning in 1994, the Company began to capitalize interest for Chilean GAAP purposes relative to qualifying assets (consisting principally of storage and aging containers and vineyards, which require 3 to 5 years to be ready for production) during the period that such assets are being constructed or prepared for productive use and in conformity with US GAAP treatment.  Subsequently, the amount of interest capitalized each year has been the same for both U.S. and Chilean GAAP purposes.  The adjustment included in paragraph 1 l) below corresponds to the amount of capitalized interest for U.S. GAAP purposes prior to 1994 and its associated amortization under the straight-line method based on the estimated useful lives of the related assets.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

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

Additionally, the Company has recognized the deferred tax effect related to other U.S. GAAP adjustments that give rise to temporary differences. The effect of accounting for deferred taxes under U.S. GAAP is included in the reconciliation of consolidated net income and shareholder’s equity in paragraph 1l) below.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

h)	Provision for restructuring

The Company made a provision for restructuring principally related to one-time termination benefits. Under Chilean GAAPs, these costs may be recognized once the approval of the Board of Directors has taken place. Under US GAAP, this provision does not meet the requirements under SFAS No 146 related to communication to the designated employees. The provision is therefore reversed  in the net income and shareholders’ equity  reconciliation for  the year ended at December 31, 2005 (paragraph 1 l).

i)	Comprehensive income

The Company presents comprehensive income and its components with the objective of reporting a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income is the total net income from other non-owner equity transactions that result in changes in equity.

The following represents accumulated other comprehensive income balance, net of taxes, for the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31, 2003

	Unrealized gains (losses) on marketable securities	Tax effect	CTA(1)	Total

	ThCh$		ThCh$
Beginning balance	232,230	(38,317)	844,043	1,037,956
(Charge) credit for the year	15,067	(3,723)	(2,521,424)	(2,510,080)
Ending balance	247,297	(42,040)	(1,677,381)	(1,472,124)

	Year ended December 31, 2004

	Unrealized gains (losses) on marketable securities	Tax effect	CTA	Total

	ThCh$		ThCh$
Beginning balance	247,297	(42,040)	(1,677,381)	(1,472,124)
(Charge) credit for the year	(25,785)	4,383	(6,888)	(28,290)
Ending balance	221,512	(37,657)	(1,684,269)	(1,500,414)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

	Year ended December 31, 2005

	Unrealized gains (losses) on marketable securities	Tax effect	CTA	Total

	ThCh$		ThCh$
Beginning balance	221,512	(37,657)	(1,684,269)	(1,500,414)
(Charge) credit for the year	28,967	(4,924)	(1,188,412)	(1,164,369)
Ending balance	250,479	(42,581)	(2,872,681)	(2,664,783)

(1)	Reflects the effect of price-level restatement for comparative purposes on the comprehensive income at the beginning of each period, adjusted to constant pesos of December 31, 2005.

j)	Derivatives

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

Contracts to cover existing transactions hedge against the risk of a change in the fair value of a hedged item. The differences resulting from the changes in the fair value of both the hedged item and the derivative instrument should be accounted for as follows:

a)	If the net effect is a loss, it should be recognized in earnings in the period of change.

b)	If the net effect is a gain, it should be recognized when the contract is closed and accordingly deferred on the balance sheet.

c)

If the net effect is a gain and net losses were recorded on the transaction in prior years, a gain should be recognized in earnings in the current period up to the amount of net losses recorded previously.

d)

If the effect is a net loss and net gains were recorded (as a deferred revenue) on the transaction in prior years, the gain should be utilized to offset the net loss before recording the remaining loss in the results of operations for the year.

Hedges of forecasted transactions are recorded at the estimated fair value, with the corresponding gains or losses deferred and recorded as offsetting assets or liabilities until settlement, at which time they are recognized in earnings.

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statement.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

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

The Company enters into forward foreign  exchange contracts in order to hedge its  risk against exchange rate fluctuations. Such fluctuations in exchange rates are correlated with our wine sales agreements denominated in foreign currencies. Under Chile GAAP, all unrealised mark to mark gains/losses have been deferred. Under U.S. GAAP, such contracts have no been designated or documented as “ hedges” under SFAS No 133, therefore all significant mark to mark adjustments would be recorded through the income statement.

The Company entered into a hedge of its net investment in Argentina in 2004. Under Chile GAAP the documentation requirements for this hedge were met. Under U.S. GAAP, specifically, as the Company had not detailed how the hedging instruments’ effectiveness in offsetting the change in fair value would be assessed, the designation of the net investment as a hedge under USGAAP did not qualify ( see 38 1 l).

In 2005, it was determined that the Company’s 2004 documentation of its “hedge” under Chilean GAAP of its net investment in Argentina did not qualify as such under U.S. GAAP as the result of which its cumulative translation adjustment (“CTA”) had been credited inappropriately for ThCh$468,757 in 2004.  Since this 2004 misstatement was deemed to have an immaterial effect on the presentation of financial statements for prior periods, corrections have been recorded in the 2005 reconciliations to U.S. GAAP, resulting in a net increase in net income of ThCh$468,757 and an offsetting charge to CTA.

The reconciliations of shareholders’ equity as of December 31, 2005 and of net income for the year ended December 31, 2005 include the adjustments for differences in derivative treatment mentioned above.

The Company has determined that its U.S. dollar denominated farm lease agreements discussed in Note 28 include embedded foreign currency exchange derivative instruments.  However, as the estimated fair values of the embedded derivatives are deemed immaterial, the related effects  are not included in the reconciliations of net income and shareholders’ equity below.

k)	Dividends

The company has a legal obligation to declare and pay dividends equal to at least 30% of consolidated net income as determined in accordance with Chilean GAAP.  Accordingly, an adjustment was made in the accompanying U.S. GAAP stockholders’ equity reconciliation in paragraph 1 l) to recognize as dividends the difference between the dividends recorded as provisional dividends under Chile GAAP and the minimum dividend requirement.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

l)	Effects of conforming to U.S. GAAP

The following is a reconciliation of consolidated net income under Chilean GAAP to the corresponding U.S. GAAP amounts:

	Years ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Net income in accordance with Chilean GAAP	19,734,144	23,506,309	19,039,147
Reversal of Goodwill Amortization (par. 1 b)	84,140	84,140	71,902
Reversal of additional depreciation of revaluation by technical appraisal (par. 1 d)	30,985	46,356	26,556
Adjustment of inventories (par. 1 e)	(12,061)	—	—
Depreciation on capitalized interest (par. 1 f)	(61,922)	(45,737)	(45,737)
Deferred taxes (par. 1 g)	265,834	135,936	172,398
Deferred tax effect of U.S. GAAP adjustments (par. 1 g)	12,517	7,776	(82,325)
Reversal cumulative translation adjustment (par. 1j)	—	—	1,188,435
Reversal of provision for restructuring (par. 1 h)	—	—	530,000

Net income in accordance with U.S. GAAP	20,053,637	23,734,781	20,900,376

Other comprehensive income:
Unrealized holding gains and losses on available-for-sale securities, net of taxes (par. 1 c)	11,344	(21,402)	24,043
Foreign currency translation	(2,521,424)	(6,888)	(1,182,412)

Total comprehensive income	17,543,557	23,706,491	19,736,007

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

The following is a reconciliation of consolidated shareholders’ equity differences under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	As of December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Shareholders’ equity in accordance with Chilean GAAP	146,715,579	161,652,611	170,151,211
Reversal of Goodwill Amortization (par. 1 b)	171,475	255,614	327,518
Marketable securities (par. 1 c)	247,297	221,512	250,479
Reversal of revaluation of technical appraisal (par. 1 d)	(2,074,683)	(2,028,326)	(2,001,770)
Capitalized interest (par. 1 f)	1,123,306	1,123,306	1,123,306
Accumulated depreciation on capitalized interest (par. 1 f)	(576,879)	(622,616)	(668,353)
Deferred taxes (par.1 g)	(2,280,260)	(2,144,325)	(1,971,927)
Deferred tax effect of U.S. GAAP adjustments (par. 1 g)	(134,933)	(122,773)	(210,023)
Minimum dividend (par. 1 k)	(2,052,701)	(2,491,226)	(113,000)
Reversal of provision for restructuring (par. 1 h)	—	—	530,000

Shareholders’ equity in accordance with U.S. GAAP	141,138,201	155,843,777	167,417,441

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the years ended December 31, 2003, 2004 and 2005:

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Balance as of January 1	131,307,752	141,138,201	155,843,777
Dividends paid	(3,473,203)	(4,001,723)	(4,941,825)
Provisional dividends	(3,867,541)	(4,560,667)	(5,598,744)
Mandatory dividends, previous date	1,680,337	2,052,701	2,491,226
Mandatory dividends, closing date	(2,052,701)	(2,491,226)	(113,000)
Unrealized gains on Available-for-sale investments, net of taxes	11,344	(21,402)	24,043
Cumulative translation adjustment	(2,521,424)	(6,888)	(1,188,412)
Net income in accordance with U.S. GAAP	20,053,637	23,734,781	20,900,376

Balance as of December 31	141,138,201	155,843,777	167,417,441

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

2.	Additional disclosure requirements

The following disclosures of information are not generally required for presentation in the financial statements under Chilean accounting principles, but are required or recommended under U.S. GAAP.

	a)	Nature of Operations and Concentrations

Viña Concha y Toro S.A. is a vertically integrated company engaged principally in the production and sale of wine.  The Company’s wines are sold in 95 countries. Foreign operations’ sales represented 73.8% of total sales and domestic sales represented 26.2%. Foreign operations’ sales are denominated in foreign currencies.

	b)	Earnings per share

The following disclosure of net income per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP. Earnings per share are determined by dividing consolidated net income by the weighted average number of total shares outstanding.

	Years ended December 31,

	2003	2004	2005

	Ch$	Ch$	Ch$
Basic and diluted earnings per share (based on U.S. GAAP) (1)	27.88	33.00	29,06
Basic and diluted earnings per share (based on Chilean GAAP) (1)	27.44	32.69	26.47
Weighted average number of total shares outstanding	719,170,735	719,170,735	719,170,735

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

c)	Disclosures regarding the fair values of financial instruments

The estimated fair values of the Company’s financial instruments were as follows:

	Chilean GAAP Carrying Amount	Estimated Fair Value	Chilean GAAP Carrying Amount	Estimated Fair Value

	2005	2005	2004	2004

	ThCh$	ThCh$	ThCh$	ThCh$
Assets:
Cash and cash equivalents	1,447,134	1,447,134	1,863,619	1,863,619
Marketable securities	304,915	555,395	304,915	526,428
Short-term accounts receivable (net)	49,193,974	49,193,974	51,451,473	51,451,473
Notes receivable (net)	3,165,542	3,165,542	2,437,170	2,437,170
Other receivable (net)	1,408,810	1,408,810	1,398,916	1,398,916
Liabilities:
Short-term and long-term bank debt	51,841,777	50,882,114	60,453,451	60,631,612
Bonds payable	36,242,555	34,073,918	—	—
Dividends payable	1,808,735	1,808,735	1,500,440	1,500,440
Short-term notes and accounts payable	14,121,808	14,121,808	14,863,712	14,863,712
Notes payable	2,890,376	2,890,376	1,284,290	1,284,290
Long-term and long-term other accounts payable	2,885,314	2,885,314	3,012,591	3,012,591
Derivative instruments	279,319	303,423	863,139	882,751

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

There are certain limitations inherent in the fair value data since while the data represents management’s best estimates, the data is subjective, involving significant estimates regarding current economic and market conditions. The methods and assumptions used to estimate the fair values are as follows:

•

For cash, short-term deposits and marketable securities, accounts receivables, notes receivables and Other receivable, accounts payables and Short-term and long-term bank debt, the carrying amounts approximate the fair value of these instruments.  For interest bearing liabilities (excluding bonds), 90% of which are contracted at fixed rates and 10% of  which are contracted at variable rates, the fair values are based on quoted market interest rates at the respective period ends.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

	•	Bonds payable: The fair value of bonds payable, including current portion, is estimated based on the quoted market price of the Company’s Unidad de Fomento denominated bond payable.

	•	Derivative instruments: Derivative instruments have been valued at their fair value using market forward rates.

d)	Available for sale securities

The following is a summary of available-for-sale securities:

	As of December 31, 2004

	Cost	Gross Unrealized Gains	Estimated Fair Value

	ThCh$	ThCh$	ThCh$
Available-for-Sale Investments:
Investments in equity securities	304,916	221,512	526,428
Total	304,916	221,512	526,428

	As of December 31, 2005

	Cost	Gross Unrealized Gains	Estimated Fair Value

	ThCh$	ThCh$	ThCh$
Available-for-Sale Investments:
Investments in equity securities	304,916	250,479	555,395
Total	304,916	250,479	555,395

Certain marketable securities as defined under SFAS 115 are classified as investments in other companies (as described in Note 12) for Chilean GAAP purposes.

e)	Useful life of property, plant and equipment

The Company’s property, plant, and equipment are being depreciated over the following useful lives:

Years

Plantations	20 years
Buildings and infrastructure	25 to 40
Wine storage equipment:
• Aging barrels (wood)	5 to 7
• Plastic vats	20
• Stainless-steel tanks	25
• Cements tanks	25
Machinery and equipment	3 to15
Transportation equipment	4 to 6
Supplies (Containers – shipping and reusable storage)	3 years
Other fixed assets	5 to 8
Leased assets	5 to 25

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

f)	Income taxes

Income tax expense recognized under US GAAP is as follows for each year presented:

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Charge for the period under Chilean GAAP	3,576,084	5,014,008	3,475,256
U.S. GAAP Adjustments:
Deferred tax effect of applying SFAS No. 109	(265,834)	(135,937)	(172.398)
Deferred tax effect of U.S. GAAP adjustments	(12,517)	(7,776)	82,325

Charge for the period under U.S. GAAP	3,297,733	4,870,295	3,385,183

The Chilean statutory tax rate in effect for each of the years presented was 16.5% for 2003, and 17% for , 2004, and 2005, respectively.  The reconciliation of income tax expense as computed at the statutory income tax rate to the provision for income tax expense is as follows:

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Tax expense at statutory Chilean tax rates	3,969,749	4,862,863	4,128,545
Increase (decrease) in statutory rates resulting from:
Non-deductible expenses	334,245	430.548	483,938
Non-taxable income	(857,886)	(444,453)	(1,285,955)
Other	(148,375)	21,338	58,655

Tax expense at effective tax rates	3,297,733	4,870,295	3,385,183

Significant components of the Company’s deferred tax assets and liabilities, under U.S. GAAP, arising from continuing operations as of December 31 are as follows:

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

	Year Ended December 31, 2004			Year Ended December 31, 2005

Temporary differences	SFAS N°109 applied to Chile GAAP	SFAS N°109 applied to US GAAP Adjustments	SFAS N°109 US GAAP Balance	SFAS N°109 applied to Chile GAAP	SFAS N°109 applied to US GAAP Adjustments	SFAS N°109 US GAAP Balance

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Provision for doubtful accounts	75,041	—	75,041	138,757	—	138,757
Provision for obsolescence	241,401	—	241,401	216,257	—	216,257
Amortization of Intangibles	43,732	—	43,732	45,269	—	45,269
Provision for vacations	173,399	—	173,399	237,641	—	237,641
Staff severance indemnities	118,081	—	118,081	152,517	—	152,517
Inventories	—	—	—	58,002	—	58,002
Unrealized gains	315,557	(37,657)	277,900	113,395	(42,581)	70,814
Benefits for tax loss carryforwards (*)	937,711		937,711	1,151,117	—	1,151,117
Leased assets	—	—	—	18,148	—	18,148
Recoverable taxes Provision	—	—	—	58,906	—	58,906
Emission of bonds expenses	—	—	—	100,216		100,216
Other	163,475	—	163,475	434,723	(90,100)	344,623

Total deferred assets	2,068,397	(37,656)	2,030,740	2,724,948	(132,681)	2,592,267

Capital lease agreements	24,411	—	24,411	47,765	—	47,765
Production expenses	1,170,369	—	1,170,369	2,331,598	—	2,331,598
Fixed assets depreciation	6,479,333	85,117	6,564,450	7,307,601	77,342	7,384,943
Amortization of Intangibles	—	—	—	2,030	—	2,030
Inventories	—	—	—	349,656	—	349,656
Other	128,211	—	128,211	51,582	—	51,582

Total deferred liabilities	7,802,324	85,117	7,887,441	10,090,232	77,342	10,167,574

Net deferred tax assets (liabilities)	(5,733,927)	(122,774)	(5,856,701)	(7,365,284)	(210,023)	(7,575,307)

(*) :

Approximately ThCh$315,980 of the total benefits for tax loss carryforwards for 2004 relate to Chilean subsidiaries, with the remaining portion attributable to tax loss carryforwards generated by Chilean holding companies of the Argentine operating subsidiaries. For 2005 the total amount of benefits for tax loss carryforwards  relate to Chilean subsidiaries, the Argentineans and United Kingdom subsidiaries have no tax loss carryforwards The tax loss carryforwards of the home office  don’t have expiration date.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

g)	Shareholders’ equity

As of December 31, 2005, the authorized share capital of the Company was comprised of 719,170,735 nominal shares without stated value all of which were issued, outstanding, registered and freely traded on the three Chilean stock exchanges. Of these authorized shares, 142,000,000 were registered and freely traded on the U.S. stock exchange through the American Depository Receipt (ADR) mechanism. The Bank of New York (according to Circular 1375 issued by the S.V.S. on February 12, 1998, hereinafter “Circular 1375 S.V.S.,” which states that the Depositary shall be the shareholder of record of the shares underlying the ADS).

Shareholders elect the members of the Board of Directors with each share having equal voting rights.

In accordance with Chilean regulations, other reserves of ThCh$7,192,857 included in shareholders’ equity as of December 31, 2005 are not distributable as dividends.

h)	Lease commitments

The Company leases certain office space and office equipment  under a long-term lease which is accounted for as a capital lease for Chilean and U.S. GAAP.  Rentals are due in quarterly installments through January 2010 and are stated in U.F. The lease liability is recorded in other payables.  The related future minimum lease payments as of December 31, 2005 were as follows:

Year ended December 31,

ThCh$
2006	230,428
2007	207,800
2008	162,544
2009	162,544
2010	81,272

Total future minimum lease payments	844,589
Interest	(95,869)

Present value of net minimum lease payments	748,720

Amortization of assets recorded under capital leases is included within depreciation expense is ThCh$104,002 for the year ended December 31, 2005.

Rent expense for the years ended December 31, 2003, 2004, and 2005 was ThCh$193,445, ThCh$230,428 and ThCh$230,428, respectively.

i)	Credit arrangements

The Company has renewable line of credit arrangements for short-term Chilean peso borrowing with  various Chilean and foreign banks totalling, in the aggregate ThCh$158,126,051, of which ThCh$111,661,374 was available as of December 31, 2005.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

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

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company’s customer base and their dispersion around the world. Sales to the Company’s five largest distributors, represented  51.2%, 44.1% and 44.3% of total export revenues for the years ended December 31, 2003, 2004, and 2005 respectively.  The Company’s exclusive agent and importer in the United States, who  imports and resells the Company’s products to distributors who service all 50 states, was the Company’s largest single customer in 2005,  corresponding to  12.4% of the Company’s total revenue and 23.4% of the company export revenues (13.3% and 22.3% in 2004 and 15.8% and 25.6% in 2003 , respectively).

k)	Advertising costs

Advertising costs are expensed as incurred. Advertising expense of ThCh$14,489,526, ThCh$16,391,489, and ThCh$18,336,946 was recorded in 2003, 2004, and 2005, respectively.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

l)	Segment information

Revenues from sales of wine by major geographic areas based on location of customer are as follows

The sales are grouped by destination of the goods sold.

	Years ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
CHILEAN OPERATIONS	41,587,403	47,341,545	52,847,261
FOREIGN OPERATIONS
Europe	58,711,003	74,873,618	78,755,079
United States	27,461,116	27,080,778	26,073,320
South America	13,228,341	19,313,335	16,166,738
Central America and Caribbean	10,072,411	12,117,375	12,096,677
Asia	5,739,019	6,307,629	6,704,253
Canada	5,798,436	7,327,769	7,714,793
Other	517,047	946,511	1,008,881
Total foreign operations	121,527,373	147,967,015	148,519,741

Total	163,114,776	195,308,560	201,367,002

Long-lived assets by geographic area for each of the three years presented are as follows:

	Years ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
CHILE OPERATIONS	115,511,224	127,803,306	150,049,707
FOREIGN OPERATIONS	9,787,243	11,756,541	10,795,262
Argentina	9,775,784	11,716,244	10,947,944
England	11,459	40,297	27,318

Total Long-lived Assets (1)	125,298,467	139,559,847	161,024,969

(1)	Long-lived assets are comprised primarily of property, plant, equipment, goodwill and other intangible assets.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

m)	Allowances for doubtful accounts, Income tax recoverable, inventories and others

The following is a rollforward of the changes to the allowances for doubtful accounts, income tax recoverable, inventories, and the allowance for other accounts receivable:

	Balance at beginning of year	Price-level Restatement (1)	Charged to costs and expenses	Write-offs	Balance at end of year

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Year ended December 31, 2003
Deducted from asset accounts:
Allowance for doubtful accounts	346,043	(3,427)	181,559	(382,319)	141,855
Allowance for inventories	538,317	(5,329)	450,132	(30,860)	952,259
Income tax recoverable	—	—	143,357	—	143,357
Other accounts receivable	—	—	178,971	—	178,971
Year ended December 31, 2004
Deducted from asset accounts:
Allowance for doubtful accounts	141,855	(3,547)	250,261	(777)	387,792
Allowance for inventories	952,259	(23,225)	1,263,846	(770,555)	1,422,325
Income tax recoverable	143,357	(3,497)	—	—	139,860
Other accounts receivable	178,971	(4,195)	—	(68,426)	106,351
Year ended December 31, 2005
Deducted from asset accounts:
Allowance for doubtful accounts	387,792	(13,475)	342,652	(39,171)	677,798
Allowance for inventories	1,422,325	(49,425)	954,981	(1,055,784)	1,272,098
Income tax recoverable	139,860	(4,860)	211,507	—	346,507
Other accounts receivable	106,351	(3,696)	24,030	—	126,685

(1)	Reflects the effect of price-level restatement for comparative purposes on the allowance for doubtful accounts at the beginning of each period, adjusted to constant Chilean pesos of December 31, 2005.

n)	Disclosure regarding interest capitalization

	Years ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Interest cost incurred	922,179	1,643,059	3,448,779
Interest capitalized under Chilean GAAP	196,957	251,663	299,146
Interest capitalized under US GAAP	196,957	251,663	299,146

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

o)	Cash flow information

The cash flow statement under Chilean GAAP does not differ significantly from a US GAAP cash flow statement.  The cash provided by (used in) operating activities, the cash provided by (used in) financing activities, and cash provided by (used in) investing activities are as follows:

	Years ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Cash provided by operating activities under Chilean GAAP	16,604,562	14,223,726	12,740,550
Cash provided by operating activities under U.S. GAAP	16,604,562	14,223,726	12,740,550
Cash provided by (used in) financial activities under Chilean GAAP	1,239,116	10,471,142	20,029,589
Cash provided by (used in) financial activities under U.S. GAAP	1,239,116	10,471,142	20,029,589
Cash used by investing activities under Chilean GAAP	(18,482,615)	(25,332,069)	(32,942,648)
Sale of investments	—	—	—
Cash used by investing activities under U.S. GAAP	(18,482,615)	(25,332,069)	(32,942,648)

For purposes of the statement of cash flows using U.S. GAAP classifications, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.  The detail of cash and cash equivalents is as follows:

	Years ended December 31,

	2003	2004	2004

	ThCh$	ThCh$	ThCh$
Cash	2,584,307	1,863,619	1,447,134

Total cash and cash equivalents	2,584,307	1,863,619	1,447,134

Cash paid for interest and income taxes during 2003, 2004, and 2005 were:

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Cash paid for interest	650,212	1,789,545	2,968,490
Cash paid for income taxes	4,063,770	3,454,907	4,213,162

Non-cash activities:

The Company entered into ThCh$302,653 , ThCh$0, and ThCh$0 in capital lease agreements in the years ended December 31, 2003, 2004, and 2005 respectively.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

p)	Estimated Amortization Expense of Intangibles

The estimated amortization expense in each of the succeeding five years for intangible assets is expected to be approximately ThCh$149,162 for 2006, ThCh $196,497 for 2007, ThCh $190,213 for 2008, ThCh $180,480 for 2009, and ThCh $178,135 for 2010.

q)	Maturities of debt

The following payments of bank borrowings (short term obligations and short-term portion of long-term obligation) and long-term debt, are scheduled to be paid during each of the following five years as indicated below:

Year ended December 31,

ThCh$
2006	27,478,221
2007	8,325,195
2008	4,747,709
2009	5,950,390
2010	40,689,154

Total	87,190,669

r)	Income statement presentation

Operating income, for U.S. GAAP purposes, for the years ended December 31, 2003, 2004, and 2005 is ThCh $23,447,624, ThCh $30,562.512, and ThCh $24,934,556, respectively.

s)	Disclosures regarding post-retirement benefits

Please see Note 2.q) for a description of the Company’s accounting policies regarding severance indemnities and Note 21 for the required disclosures under Chilean GAAP.  Additional disclosures related to post-retirement benefit obligations that are required under U.S. GAAP are not material to the financial statements.

t)	Deferred harvest cost

Harvest cost deferral is based on the earnings cycle of crop-growing plus vinification activities. Section 6.08 of the AICPA Industry  Guide for  Agricultural Producers and Agricultural Cooperatives, which  provides guidance applicable to operators  of  vineyards  as established  in Section 6.29 of the Industry guide, states in part, “Generally, farming procedures undertaken alter the current year harvest benefit the crop of the succeeding year”. Over the  course  of our  farming activities undertaken from May through the  following April, we incur direct and indirect costs that  benefit the crop of the  succeeding year. Such  costs relate to the usage of agricultural supplies, depreciation  of machinery  and equipment  used in the tilling, etc. of the land , and worker labor. Paragraph 38 of statement  of  Position 85-3, “Accounting by Agricultural Producers and Agricultural Cooperatives” (“SOP 85-3”) states, “All direct and indirect costs of growing crops should be accumulated and growing crops should  be reported at the lower of cost or market”. We believe our practice of deferring these costs and recognizing them in earnings upon the sale of inventories is consistent  with the provisions of SOP 85-3. The indirect costs are accumulated by vintage and allocated based on the  actual  production in kilograms which each vintages acreage  (or, in our case, hectarage) produces. These costs are included in prepaid  expense under Chilean GAAP  and were reclasificated to inventory  under U.S. GAAP.

Additionally,  we have certain  deferred harvest costs (direct and indirect) related tour vinification cycle which are allocated to the  liters produced  of our  individual vintages as they move through  work in process to the  finished goods stage. These costs  accumulate in  deferred  harvest costs from the end of the  harvest  cycle  until  the wine has been  bottled or packaged at which  point they become part of the cost of finished  goods inventory.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

u)	U.S. GAAP Condensed Balance Sheet

Certain reclassifications (2003,2004 and 2005) and adjustments would be made to the Chilean GAAP balance sheet in order to present amounts in accordance with presentation requirements under U.S. GAAP. Harvest costs are included separately in current assets according to Chilean GAAP while harvest costs are included in inventories in current assets in U. S. GAAP. The Adjustment of the Cost Value of Wine is included in Current Liabilities in Chile GAAP while in U.S, GAAP, it is included in Inventory. The detail of the nature of the adjustments to U.S. GAAP is disclosed in Note 38 2 u).

The effect of the following reclassifications and adjustments in the respective columns discloses amounts as they would be presented in a US GAAP condensed balance sheet

	2004

	Chilean GAAP Balance	Adjusment US GAAP	Reclasification	US GAAP Balance

	ThCh$	ThCh$	ThCh$	ThCh$
Current assets:	127,654,474	—	—	127,654,474
Property, plant and equipment:	130,049,419	(1,527,636)	—	128,521,783
Other assets:	9,510,426	477,126	—	9,987,552
Total assets	267,214,319	(1,050,510)	—	266,163,809
Current liabilities:	68,032,250	2,491,226	—	70,523,476
Long-term liabilities:	37,519,743	2,267,098	—	39,786,841
Minority interest	9,715	—	—	9,715
Shareholders’ equity:	161,652,611	(5,808,834)		155,843,777
Total liabilities and shareholders’ equity	267,214,319	(1,050,510)	—	266,163,809

	2005

	Chilean GAAP Balance	Adjusment US GAAP	Reclasification	US GAAP Balance

	ThCh$	ThCh$	ThCh$	ThCh$
Current assets:	146,937,823	(90,100)	(887,425)	145,960,298
Property, plant and equipment:	149,067,803	(1,546,817)	—	147,520,986
Other assets:	11,957,166	577,997		12,535,163
Total assets	307,962,792	(1,058,920)	(887,425)	306,016,447
Current liabilities:	69,700,360	(417,000)	(1,006,001)	68,277,359
Long-term liabilities:	68,101,697	2,091,850	118,576	70,312,123
Minority interest	9,524	—	—	9,524
Shareholders’ equity:	170,151,211	(2,733,770)	—	167,417,441
Total liabilities and shareholders’ equity	307,962,792	(1,058,920)	(887,425)	306,016,447

These reclassifications correspond to the following concepts: Adjustment of the Cost Value of the Wine (ThCh$887,425 for 2005) and Accrued expenses (ThCh$118,576 for 2005).

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

Income statement (certain line items presentation)

Certain reclassifications would be made to the Chilean GAAP income statement in order to present the following line items in conformity with U.S. GAAP.

The detail of the nature of adjustment to U.S. GAAP is disclosed in Note 38 2 u).

	2003

	Chilean GAAP Balance	Adjusment US GAAP	Reclasification	US GAAP Balance

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	23,428,481	(42,998)	(347,314)	23,038,169
Non-operating income and expenses	(113,240)	84,140	347,314	318,214
Income taxes	(3,576,084)	278,351	—	(3,297,733)
Minority interest	(5,013)	—	—	(5,013)
Net income for the year	19,734,144	319,493	—	20,053,637

	2004

	Chilean GAAP Balance	Adjusment US GAAP	Reclasification	US GAAP Balance

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	31,491,968	619	30,790	31,523,377
Non-operating income and expenses	(2,982,531)	84,140	(30,790)	(2,929,181)
Income taxes	(5,014,008)	143,713	—	(4,870,295)
Minority interest	3,903	—	—	3,903
Negative goodwill	6,977	—	—	6,977
Net income for the year	23,506,309	228,472	—	23,734,781

	2005

	Chilean GAAP Balance	Adjusment US GAAP	Reclasification	US GAAP Balance

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	24,908,693	510,819	(778,800)	24,640,712
Non-operating income and expenses	(2,394,459)	1,260,337	778,800	(355,322)
Income taxes	(3,475,256)	90,073	—	(3,385,183)
Minority interest	169	—	—	169
Net income for the year	19,039,147	1,861,229	—	20,900,376

These reclassifications correspond to the following concepts: Net Gains on sale of fixed assets (ThCh$269,861 for 2003, ThCh$40,959 for 2004 and ThCh$32,952 for 2005); Fixed asset disposals (ThCh$16,497 for 2003, ThCh$134,023 for 2004 and ThCh$72,294 for 2005); Amortization of intangible assets (ThCh$13,541 for 2003, ThCh$21,698 for 2004 and ThCh$4,524 for2005); Leasing and Other Services and Products (ThCh$70,799 for 2003, ThCh$65,668 for 2004 and ThCh$78,818 for 2005); Insurance recoveries (ThCh$189 for 2003, ThCh$103,137 for 2004 and ThCh$79,000 for 2005); Prior year expenses (ThCh$478,941 for 2003, ThCh$23,253 for 2004 and ThCh$5,327 for 2005); Bad debt expense (ThCh$179,184 for 2003) and Adjustment of the Cost Value of the Wine (ThCh$887,425 for 2005).

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2005 and US dollars

v)	New accounting pronouncements

In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which address the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the timing and measurement of an impairment loss. These FSP’s are required to be applied to reporting periods beginning after December 15, 2005 and will be adopted by us in the first quarter of fiscal 2006. We do not expect the adoption of these FSP’s will have a material impact on our consolidated financial statements.

          In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instrument - an amendment of FASB Statements No. 133 and 140.”  This new statement:

          a)          Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

          b)          Clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”;

          c)          Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

          d)          Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

          e)          Amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

          SFAS 155 generally is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.