Form 20-F/A
period 2005-12-31
CONCHA Y TORO WINERY INC
filed 2006-07-27
CIK 930543

As filed with the Securities and Exchange Commission on July 27, 2006

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)
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

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐	Item 18 ☒

*  Not for trading, but only in connection with the registration of ADS.

EXPLANATORY NOTE

This amendment corrects an inadvertently erroneous checking of the "Non-accelerated Filer" box on the cover page of the 20-F with a checking of the "Accelerated Filer" box instead.

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

VIÑA CONCHA Y TORO S.A.
Registrant

By:	/s/ Eduardo Guilisasti G.

Name:	Eduardo Guilisasti G.
Title:	Gerente General/
General Manager
(Chief Executive Officer)

Date:	July 27, 2006

By:	/s/ Osvaldo Solar V.

Name:	Osvaldo Solar V.
Title:	Gerente de Administración y Finanzas/
Administration and Financial Manager
(Chief Financial Officer)

Date:	July 27, 2006

EXHIBIT INDEX

Exhibit Number

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

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