Form 20-F
period 2006-12-31
CONCHA Y TORO WINERY INC
filed 2007-07-02
CIK 930543

As filed with the Securities and Exchange Commission on July 2, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F
ANNUAL REPORT
 PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File number 001-13358

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

-i-

CERTAIN DEFINED TERMS

          Unless otherwise specified, all references to “U.S. dollars,” “dollars” or “US$” are to United States dollars and all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos.  Viña Concha y Toro S.A. (“Concha y Toro” or the “Company”), a corporation (sociedad anónima abierta) formed under the laws of the Republic of Chile (“Chile”), publishes its consolidated financial statements in Chilean pesos, adjusted to reflect changes in purchasing power due to inflation.  See Notes 2(d), 23 and 37  to the audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 2005 and 2006 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, 2005 and 2006 (the “Consolidated Financial Statements”) contained in Item 18.  Unless otherwise specified, financial information regarding the Company is presented in constant Chilean pesos as of December 31, 2006 and in accordance with generally accepted accounting principles in the Republic of Chile (“Chilean GAAP”).  Chilean GAAP varies in certain important respects from generally accepted accounting principles in the United States (“U.S. GAAP”).  See Note 37 to the Consolidated Financial Statements contained in Item 18.  Amounts in tables appearing in this Annual Report may not total due to rounding.

          Glossary of Special Terms

          Lees:  Sediment composed of dead yeast cells and other particles remaining in wine after fermentation.  Red wine is transferred off this sediment.  Some white wines are left on their lees (sur lie) to add flavor and complexity.

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

          Table Wines:  Non-sparkling wines with at least 11.5% alcohol by volume, which are traditionally consumed with food.

          Vinífera:  Of, relating to or being derived from premium grapes used in wine making.

          Viniculture/Viticulture:  The cultivation of grapes.

Units of Measure

1 Case	=	9 Liters
Centigrade	=	5/9 (Fahrenheit° - 32)
1 Hectare	=	2.47 Acres
1 Kilogram	=	2.2 Pounds
1 Kilometer	=	.62 Miles
1 Liter	=	1.057 Quarts
1 Milliliter	=	1/1000 Liter
1 U.S. Ton	=	2,000 Pounds or 907 Kilograms

          The Company’s principal trademarks used in its business are registered in Chile, including Concha y Toro, Tocornal, Maipo, Fressco, San José, Sunrise, Frontera, Casillero del Diablo, Trio, Terrunyo, Don Melchor, Amelia, Cono Sur, Isla Negra and Trivento.  While the Company also registers these trademarks in most of its principal foreign export markets, it does not have registrations for all of its trademarks in all of its foreign export markets.

FORWARD-LOOKING STATEMENTS

          This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items.  Forward-looking statements contained in this Annual Report may be identified by the use of forward-looking terminology, such as “anticipate,” “continue,” “estimate,” “expect,” “intend,” “may,” or the negative thereof or other variations thereon or comparable terminology.  In particular, among other statements, certain statements in Item 4 — “Information on the Company — Business Overview” with regard to management objectives, trends in market shares, market standing and product volumes, and the statements in Item 5 —  “Operating and Financial Review and Prospects” and Item 11 — “Quantitative and Qualitative Disclosures About Market Risk,” with regard to trends in results of operations, margins, overall market trends, interest rates, and exchange rates are forward-looking in nature.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances which will occur in the future.

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

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

          Not applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3:	KEY INFORMATION

Selected Historical Financial Data

          The following table presents selected consolidated financial data, under the captions “Consolidated Income Statement Data — Chilean GAAP,” and “Consolidated Balance Sheet Data — Chilean GAAP,” as of December 31, 2005 and 2006 and for each of the years in the three-year period ended December 31, 2006 derived from the Consolidated Financial Statements included elsewhere herein and from the Consolidated Financial Statements as of December 31, 2002, 2003, and 2004 and for each of the years in the two-year period ended December 31, 2003, not included in this Annual Report.  The Consolidated Financial Statements of the Company as of and for December 31, 2006 have been audited by KPMG Auditores Consultores Limitada, an independent registered public accounting firm. The Consolidated Financial Statements as of December 31, 2004 and 2005 and for each of the years in the three-year period ended December 31, 2005 have been audited by Deloitte & Touche, Sociedad de Auditores y Consultores Ltda., an independent registered public accounting firm.   This information should be read in conjunction with the Consolidated Financial Statements. The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP.  Note 37 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP that affect the financial statements of the Company, the effects of such differences on the calculation of shareholders’ equity and net income, and a reconciliation to U.S. GAAP of shareholders’ equity at December 31, 2005 and 2006 and of net income for each of the years in the three-year period ended December 31, 2006.  All information expressed in Chilean pesos, except dividends, is presented in constant Chilean pesos at December 31, 2006 purchasing power based on the Chilean Consumer Price Index (“CPI”).

	As of and for the Year Ended December 31,

	2002	2003	2004	2005	2006

	Ch$	Ch$	Ch$	Ch$	Ch$
	(Expressed in millions of constant Ch$, except financial ratios and dividends per share)
Consolidated Statement of Income Data
Chilean GAAP:
Revenue from sales	140,516	166,540	199,410	205,596	215,843
Operating income	22,459	23,920	32,153	25,432	24,323
Non-operating income (expense), net	(1,323)	(115)	(3,046)	(2,445)	(3,886)
Net income	17,862	20,148	24,000	19,439	16,161
Net income per share	24.8	28.0	33.4	27.0	22.5
Net income per ADS(1)	496	560	668	540	450
Dividend declared per share	9.08	10.34	12.62	10.60	9.0
Weighted average number of shares outstanding (2)	719,170,735	719,170,735	719,170,735	719,170,735	719,170,735
U.S. GAAP:
Revenues from sales	140,516	166,540	199,410	205,596	215,843
Operating income	22,519	23,522	32,185	25,158	24,205
Net income	18,235	20,475	24,233	21,339	16,111
Basic and diluted earnings per share	25.4	28.5	33.7	29.7	22.4
Weighted average number of shares outstanding (2)	719,170,735	719,170,735	719,170,735	719,170,735	719,170,735
Consolidated Balance Sheet Data
Chilean GAAP:
Total assets	213,836	236,760	272,825	314,430	343,276
Long-term debt	14,992	20,653	32,747	61,540	62,031
Shareholders’ equity	139,717	149,796	165,047	173,724	182,156
Capital stock	45,667	45,667	45,667	45,667	45,667
Addition paid-in-capital - share premium	5,329	5,329	5,329	5,329	5,329
U.S. GAAP:
Total assets	212,646	233,161	271,753	312,443	342,322
Long-term debt	14,992	20,653	31,956	61,540	62,031
Shareholders’ equity	134,065	144,102	159,116	170,933	179,482
Selected Financial Ratios (3)
Chilean GAAP:
Operating margin	16.0%	14.4%	16.1%	12.4%	11.3%
Net Margin	12.7%	12.1%	12.0%	9.5%	7.5%
Debt to equity	27.4%	31.2%	38.1%	52.2%	52.5%
Debt to capitalization	21.5%	23.8%	27.6%	34.3%	34.4%
U.S. GAAP:
Operating margin	16.0%	14.1%	16.1%	12.2%	11.2%
Net Margin	13.0%	12.3%	12.2%	10.4%	7.5%
Debt to equity	28.5%	32.5%	39.5%	53.1%	53.3%
Debt to capitalization	22.2%	24.5%	28.3%	34.7%	34.8%
Consumer Price Index(4)	3.0%	1.0%	2.5%	3.6%	2.1%

(1)	Determined by multiplying per share amounts by 20 (1 ADS = 20 Shares), unaudited.
(2)	Calculated on the basis of the number of shares outstanding and fully paid together with the pro-rata portion of the number of shares outstanding but not yet fully paid for each period.
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

          Unless otherwise indicated, U.S. dollar equivalent information, except export figures, for information in Chilean pesos, is based on the Observed Exchange Rate for December 31, 2006, which was Ch$532.39 per U.S. dollar.  No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

Exchange Rates

          Banco Central de Chile (the “Central Bank of Chile”) authorizes three types of exchange rates in Chile:  (i) a reference rate set by the Central Bank of Chile, (ii) a rate set in the formal institutional market for foreign exchange currency, and (iii) a rate set in a less regulated informal market for foreign exchange.

          Pursuant to Law 18840, the Central Bank of Chile sets the dólar acuerdo, which is a forecast of exchange rates used as a reference exchange rate (the “Reference Exchange Rate”).  The Reference Exchange Rate is published by the Central Bank of Chile for each day of the next month based on the following considerations:  (i) the previous month’s domestic inflation rate, (ii) a factor for international inflation and (iii) a formula pegged to the U.S. dollar, the Japanese yen and the Euro.  These three currencies were chosen because they are the currencies of Chile’s principal trading partners.

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

          The Mercado Cambiario Informal (the “Informal Exchange Market”) is a currency market comprised of exchange houses and money changers in Chile.  The Informal Exchange Market reflects the supply and demand for foreign currency and the rate of exchange in the Informal Exchange Market can fluctuate freely, above or below the Observed Exchange Rate.  Since 1990, the rate of exchange for pesos into U.S. dollars in the Informal Exchange Market has been similar to that in the Formal Exchange Market.  The Observed Exchange Rate as of May 31, 2007 was Ch$525.1 per U.S. dollar.

          The following table sets forth the annual high, low, average and year-end Observed Exchange Rates for U.S. dollars for each year indicated, and for each month during the six previous six months, as reported by the Central Bank of Chile.  The Federal Reserve Bank of New York does not report any buying rate for Chilean pesos.

Annual High, Low, Average and Year-End
Observed Exchange Rate

	Ch$ per US$

Year	High(1)	Low(1)	Average(2)	Period-end

2002	756.56	641.75	689.24	718.61
2003	758.21	593.10	691.54	593.80
2004	649.45	559.21	609.55	557.40
2005	592.75	509.70	559.86	512.50
2006	549.63	511.44	530.26	532.39
December, 2006	534.43	524.78	527.58	532.39
January, 2007	545.18	532.39	540.51	544.49
February, 2007	548.67	535.29	542.27	540.07
March, 2007	541.95	535.36	538.49	539.21
April, 2007	539.69	527.08	532.30	525.96
May, 2007	527.52	517.64	522.02	525.10

(1)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.
(2)	The average of the daily rates during the period.

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

          Risks Associated with Higher Taxes, Tariffs.  In 2006, the Company’s export sales to third parties and sales of its foreign subsidiaries represented 76.9% of total revenues.  Wines are subject to a number of taxes and tariffs, including excise taxes in the United States, in the UK and the Company’s other principal export markets.  Additional increases in such taxes and tariffs could depress wine consumption in those markets and could adversely affect the Company’s sales.

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

          Government Regulation.  The production and sale of wine is subject to extensive regulation within and outside of Chile.  Those regulations control matters such as licensing requirements, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers.  For example, it is the current policy of the U.S. Bureau of Alcohol, Tobacco, Firearms and Explosives that any statements made by a wine producer promoting the potential health benefits of wine must be balanced and must include appropriate statements regarding the established harmful effects of alcohol use.  In recent years, U.S. federal and state regulators have required warning labels and signage. Currently the Chilean Congress is discussing a new law that will regulate labeling of alcoholic beverages in Chile.  There can be no assurance that new or revised regulations or increased licensing fees and related requirements will not have a material adverse effect on the Company’s business and its results of operations.  See Item 4 — “Information on the Company — Government Regulation.”  Future expansion of the Company’s existing facilities and development of new vineyards and wineries may be limited by present and future zoning ordinances and other legal requirements.  Availability of water and requirements for handling waste water can limit the Company’s growth.  While the Company believes that it will continue to be in compliance with all applicable environmental regulations, there can be no assurance that future legislative or regulatory developments will not impose restrictions which would have a material adverse effect on the Company.  See Item 4 — “Information on the Company — Government Regulation.”

          Dependence on Distributors.  The Company relies on distributors to sell its products in export markets.  Sales to the Company’s largest distributor, Banfi Products Corporation (“Banfi”) in the United States represented 15.0% of the Company’s total export revenues in 2006, and 23.4% of total export revenues in 2005.  Sales to the Company’s five largest distributors, including Banfi, represented 26.5% and 44.3% of total export revenues in 2006 and 2005, respectively, and are expected to continue to represent a substantial majority of the Company’s total export revenues in the future.  The Company has written agreements with most of its distributors – usually 2 to 3 year terms, automatically renewable.  In addition, the Company’s strategy to expand sales in major export markets is to a large extent dependent on the performance of its distributors.  See Item 4 — “Information on the Company — Business Overview — Company Sales — Export Markets — Distribution in Export Markets.”

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

          The Company has a license from Tetra Pak de Chile Comercial Ltda. (“Tetra Pak Chile”) to package wine in Tetra Brik packages, and purchases these unassembled pre-printed packages from Tetra Pak Chile.  Wine sold in Tetra Brik packages accounted for approximately 71.2% and 56.0% of the Company’s domestic sales by volume and value, respectively, in 2006 and 72.3% and 60.3%, respectively, in 2005.  Although the Company believes that alternate suppliers are available, an interruption in the supply of Tetra Brik packages to the Company for any reason could result in a short-term material adverse effect on the Company’s operations.  See Item 4 — “Information on the Company — Business Overview — Bottling.”

          The Company currently relies on approximately 650 outside vineyards for supplies of grapes and approximately 50 producers for bulk wine.  In 2006 and 2005, approximately 72%, of the grapes used in the production of its premium, varietal, bi-varietal and sparkling wines were purchased by the Company from independent growers in Chile.  Additionally, in 2006, the Company purchased grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company.  Most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year.  In 2006, the Company had long-term contracts with up to approximately 22% of its growers.

          Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations.

          Competition.  The wine industry in Chile and in the Company’s export markets is intensely competitive.  In Chile and in approximately 115 other countries, the Company’s wines compete with wines and other beverages from Chile and other countries.  Chilean wines, in general, compete with wines produced in the United States, Europe, Australia, South Africa, South America and New Zealand.  In addition, the Company’s wines compete with other beverages including soft drinks, liquors, beer and, in Chile, pisco (a Chilean grape spirit).  Many of the Company’s competitors in Chile and abroad have significantly greater financial resources than the Company.

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

          Risks Relating to Chile

          Dependence on the Chilean Economy.  As of December 2006, 92% of the Company’s assets were located in Chile.  In 2006 and 2005, sales in the Chilean market accounted for approximately 23.1% and 26.2%, respectively, of the Company’s total revenues.  Historically, domestic wine sales show a high degree of correlation with the economic situation prevailing in a country.  Accordingly, the Company’s financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile.  The main Chilean indicators for 2005 and 2006 were:

•	GDP grew 5.7% in 2005 and 4.0% in 2006.

•	Private consumption grew 7.9% in 2005 and 7.1% in 2006.

•	The unemployment rate was 7.9% and 6.0% in December 2005 and 2006, respectively. As of April 2007, the unemployment rate was 6.8% compared to 8.6% in April 2006.

•	Levels of investment increased 21.9% in 2005 and 4.0% in 2006. As a percentage of GDP, investment stood at 24.1% in 2005 and 2006.

Source: Central Bank of Chile.

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

          Volatile and Illiquid Nature of the Market for the Common Stock in Chile.  The Common Stock of the Company is traded on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile and the Bolsa de Corredores — Bolsa de Valores (collectively, the “Chilean Exchanges”).  The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  The Santiago Stock Exchange, which is Chile’s principal exchange and which accounted for over 86% of Chile’s equity trading volume in 2006, had a market capitalization of approximately US$174 billion as of December 31, 2006, and an average monthly trading of US$2,419 million.  The ten largest companies in terms of market capitalization represented approximately 48.3% of the aggregate market capitalization of the Santiago Stock Exchange as of December 31, 2006.  Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States.  The ten most widely-traded stocks in terms of trading volume accounted for approximately 50.2% of all trading volume on the Santiago Stock Exchange in 2006.  During 2006, approximately 22% of the securities listed on the Santiago Stock Exchange traded an average of 85% or more of the trading days.

          In addition, the Chilean securities markets may be affected by developments in other emerging markets, particularly other countries in Latin America.

          Currency Fluctuations.  The Chilean peso has been subject to large fluctuations in value in the past,  most recently during 2004, 2005 and 2006, and may be subject to significant fluctuations in the future.  See “Exchange Rates.”  Fluctuations in the exchange rate between the Chilean peso and other currencies affect the performance of the Company’s ADS, as well as its financial condition and results of operation in a variety of ways.

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

          Because the Company’s export sales are primarily denominated in foreign currencies, changes in these foreign currencies to the Chilean peso may adversely affect the financial condition and results of operations of the Company.  Over 76.9% of the Company’s revenues are related to foreign sales that are denominated in U.S. dollars, Euros, Sterling Pounds, Canadian dollars, and Argentine pesos (sales of the Argentine subsidiaries).  Changes in these foreign currencies relative to the Chilean peso may result in operating losses for the Company and its subsidiaries.  In order to mitigate the short-term effect of changes in currency exchange rates, the Company enters into, from time to time, forward exchange agreements.  See Item 5 — “Operating and Financial Review and Prospects.”

          The Company holds assets in Argentine pesos through its Argentine subsidiaries, whose assets are subject to currency fluctuation.  Since 2004, the Company has used financial instruments to minimize this effect.  For 2006, 2005 and 2004, the Company recognized Ch$122 million, Ch$106 million and Ch$290 million, respectively, of losses due to the conversion of the financial statements and the depreciation of the Argentine peso.

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

          Restrictions on Foreign Investment and Repatriation.  The Law of the Central Bank of Chile authorizes the Central Bank of Chile to regulate foreign exchange transactions, including those relating to ADS facilities. At the time the ADS facility was issued, the Central Bank had issued certain regulations (the “Former Regulations”) imposing the obligation to obtain the previous authorization from the Central Bank of Chile and the execution of an agreement with such bank in order to proceed with an ADS facility.

          Due to the above, the ADS facility is subject to a contract between the Depositary, the Company and the Central Bank of Chile (the “Foreign Investment Contract”) that grants the Depositary and the holders of the ADS access to Chile’s Formal Exchange Market and permits the Depositary to remit dividends received from the Company to holders of ADS without restriction.  See Item 10 — “Additional Information —  Exchange Controls” for a more detailed description of the new regulations and the Foreign Investment Contract.

          Under the Foreign Investment Contract, transferees of shares withdrawn from the ADS facility will not be entitled to access Chile’s Formal Exchange Market unless the withdrawn shares are redeposited with the Depositary.  Cash and property dividends paid by the Company with respect to ADS held by a non-Chilean resident holder are subject to a 35% Chilean withholding tax, which is withheld by the Company.  However, stock dividends are deemed a non-taxable event pursuant to Chilean Income Tax Law, and, thus, are not subject to Chilean taxation.  See Item 10 — “Additional Information — Taxation.”

          The Foreign Investment Contract is currently in force and will continue to govern the ADS facility until all parties agree to terminate it.  If the Foreign Investment Contract is terminated, the ADS facility would then become subject to the New Regulations (as defined below).  Under Chilean legislation, a Foreign Investment Contract may not be altered or affected adversely by actions of the Central Bank of Chile.

          The Central Bank of Chile relaxed foreign exchange restrictions in year 2002, allowing entities and individuals to purchase, sell, keep and remit abroad foreign currency without restrictions, although the Central Bank of Chile still imposes obligations to file reports of such transactions with it.

          The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market

(i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of US$10,000); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (i.e., payments regarding import and export transactions, etc.).

          Because the Law of the Central Bank of Chile authorizes the Central Bank of Chile to regulate foreign exchange transactions, including those relating to ADS facilities, it may re-establish more restrictive regulations on foreign exchange affecting ADS holders of the Company at any time.  Therefore in the event the Foreign Investment Contract were terminated, an amendment to the New Regulations could, among other things, restrict the ability of ADS holders to dispose of the underlying shares of Common Stock of the ADS or to repatriate proceeds of the Common Stock.  The duration or impact of any such restrictions would be difficult to assess.

          Differences in Corporate Disclosure and Accounting-Taxation Standards.  The principal objective of Chile’s securities laws that govern publicly traded companies, such as the Company, is to promote disclosure of all material corporate information to investors.  In addition, Chilean law imposes restrictions on insider trading and price manipulation.  However, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets, and Chilean disclosure requirements differ from those in the United States.  These differences may result in fewer protections for holders of ADS than if United States securities laws governed the company’s domestic securities transactions.

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

          Inflation.  Although inflation in Chile has moderated in recent years, historically Chile has experienced high levels of inflation.  High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on the Company’s financial condition and results of operations.  The annual rates of inflation for 2006, 2005 and 2004 were 2.1%, 3.6% and 2.5%, respectively.

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

          The Company is the largest Chilean producer and exporter of wines in terms of both volume and value, with total wine sales in 2006 of 194 million liters and Ch$208,333 million, respectively, representing 97% of  2006 total revenues which totaled Ch$215,843 million.

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

          The Company owns and operates vineyards that grow grapes for use in the Company’s wine-making operations, vinification plants (which convert grapes into wine), bottling plants and its wine distribution network.  Within Chile, the Company owns and operates vineyards, located in Chile’s eight principal wine growing regions.  In addition to its properties in Chile, the Company owns 981 hectares of arable land near Mendoza, Argentina.

          In domestic and export markets, the Company’s bottled wines are sold in the premium, varietal, bi-varietal and sparkling wine segments.  In the domestic and export markets, the Company sells popular wines, packaged primarily in one liter, 1.5, and 2.0 liter Tetra Brik packages.  A small quantity of wine, 0.2% of total revenues, was sold in bulk form in domestic and export markets.

          The Company sells its premium wines under brand names including:  Don Melchor, Carmín de Peumo, Amelia, Terrunyo, Marqués de Casa Concha, Casillero del Diablo, Trio and Late Harvest.  The Company sells its varietal and bi-varietal wines under the brand names Sunrise, Concha y Toro and Frontera. In addition, the subsidiaries, Viña Cono Sur,Viña Maipo and Trivento, market their wines  under the brand names Cono Sur, Isla Negra,  Maipo and Trivento.  The Company sells popular wines under the brand names Tocornal, Clos de Pirque, Exportación and Fressco.  See Item 4 — “Information on the Company — Chilean Wine Industry Overview — Wine Classifications,” “— Business Overview — Company Sales — Chilean Markets” and “ — Company Sales — Export Markets.”

          The Company’s first initiative toward the development of more complex wines was the launching of Casillero del Diablo in 1965.  Casillero del Diablo was made from selected grapes and aged two years longer than the standard Cabernet Sauvignon then being produced.  Today, Casillero del Diablo is the largest seller among the Company’s premium wines.  In the past four years, the Company’s marketing efforts have been focused on its Casillero del Diablo brand.  Through a global marketing campaign that started in August 2001 and with a new packaging launched in 2002, the Company’s target is to transform Casillero del Diablo into a global brand. In 2006, sales of Casillero del Diablo totaled 2 million cases.

          The Company has produced sustained growth in recent years in all areas of its business, maintaining its position as the undisputed leader in the Chilean wine industry.  Concha y Toro has strongly penetrated the principal external markets, where the brand enjoys high recognition and growing brand preference.  Different factors have contributed to the Company’s strength in both the domestic and external markets.  Most notable are its investments in the latest technologies and production techniques for producing premium and super-premium wines, the growth of and constant innovation in its own production,and the launching of new products in the premium segment.  In addition, it has a solid distribution network that complements an export strategy based on the market diversification and the constant search for new ones.

          The Company also believes that it has competitive advantages in export markets due to the lower production costs in Chile compared to its competitors in other principal wine-making countries such as the United States.

          The Company conducts its operations directly and through subsidiaries.  The Company’s distribution business in Chile is conducted through its wholly-owned subsidiaries Comercial Peumo Ltda. (“Comercial Peumo”) and Transportes Viconto Ltda. (“Transportes Viconto”).  In December 2000, the Company formed a fully-owned sales and distribution subsidiary in the United Kingdom, Concha y Toro UK Limited.  This subsidiary commenced operations in March 2001.  See Item 4 — “Information on the Company — Business Overview — Other Businesses.”

          The Company’s wholly-owned subsidiary, Sociedad Exportadora y Comercial Viña Maipo Ltda. (“Viña Maipo”), currently exports Viña Maipo brand wines and holds investments in affiliated companies.  The Company’s wholly-owned subsidiary, Viña Cono Sur S.A., is involved in the sale, both in the local and export market, of Cono Sur and Isla Negra brand wines.  In 1996, the Company, through Comercial Peumo and Viña Maipo, acquired Viña Patagonia S.A. (“Viña Patagonia”), the Company’s first non-Chilean subsidiary. In 2001, Viña Patagonia changed its trading name to Trivento Bodegas y Viñedos S.A. (“Viña Trivento”, “Trivento”) to reinforce the marketability of Trivento, its main brand and range of wines. Viña Trivento is located near Mendoza, Argentina.  In 1997, Viña Trivento obtained its first harvest and commenced exporting activities during the fourth quarter of 1997.  The operating assets of Viña Trivento primarily include a total of 981 hectares of land, with 903 hectares corresponding to arable land, cellars with a capacity of 27.3 million liters and other wine-making equipment.

          In 1997, the Company and Baron Philippe de Rothschild S.A. (“Rothschild S.A.”) formed a joint venture company organized under the laws of Chile, named “Baron Philippe de Rothschild - Concha y Toro S.A.”  The joint venture company changed its name to Viña Almaviva S.A. in June 1998 (“Viña Almaviva”).  The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto to, and controls 50% of the capital of, Viña Almaviva.  Viña Almaviva is expected to produce a “Primer Orden,” or first-growth wine, the first of its kind ever produced in Chile.  “Primer Orden” wines are regarded to be the equivalent of Grand Cru Classé wines from the Bordeaux region of France.  In 1998, Viña Almaviva launched its first “Primer Orden” wines from its 1996 harvest under the name “Almaviva.”  Worldwide distribution of Almaviva, in all countries except for Chile, is handled by select “French traders” of Bordeaux, France.  Distribution of Almaviva in Chile is handled by the Company.

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

          In March 2007, Concha y Toro signed an agreement with Viña Cánepa. The contract included the rent by Concha y Toro of Viña Cánepa’s production facilities in Lo Espejo, Región Metropolitana, a plant consisting of a vinification and aging cellar and a warehouse for finished products, and a brand license agreement, in virtue of which Viña Concha y Toro will commercialize Cánepa and Mapocho brands in the domestic and international markets. Viña Canepa has a long tradition as a producer of premium wines in Chile; sales of Viña Canepa in 2006 totaled 4.8 million liters in the domestic market and in the export market Cánepa sold 118,700 cases of bottled wine and 1.9 million liters of bulk wine.

Business Strategy

          Concha y Toro’s business strategy seeks to sustain attractive growth rates and achieve an even greater brand penetration and visibility in the different markets.  The Company has therefore developed a wide range of products with which to participate in all market segments, offering high-quality wines at competitive prices.

          Concha y Toro has focused especially on growth in the premium category, a very attractive segment due to its growth potential and prices, which have enabled it to improve the sales mix and increase its average sales price.

          Following this strategy, the Company has invested around Ch$175 billion over the last ten years in land, vineyards, infrastructure and other wine business, in order to increase its own production.  It has also introduced the highest level technology to its production methods in the wine-making area, always with the objective of improving the quality of its wines.  There has also been a constant development of new products, investigation into new grape varieties and incorporation of new grape-producing valleys.

          In the commercial area, the global distribution network has been strengthened with the opening of the Company’s own distribution offices in key markets.

          At the same time, it has developed in Argentina the same business model as used in the Chilean strategy. Viña Trivento seeks sustained growth for its exports, reflecting the acceptance of Argentine wines in the principal markets.

            In 2006, the Company made approximately Ch$19,883 million (approximately US$37 million) of capital investments, which included increasing its vinification and cellar capacity, planting new vineyards, increasing bottling capacity and buying new agriculture machinery, among others.  The Company has established a capital expenditure budget of approximately Ch$26,000 million (approximately US$50 million) for 2007 to support expected future growth in sales, and the corresponding increase in demand for grapes and production capacity.  Investments mainly comprise planting new vineyards, the construction of storage and vinification facilities, expansion of the bottling plant and acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines.  The Company expects to continue planting wine vines, and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile, as well as in Argentina.

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

          The Central Zone stretches for approximately 500 kilometers (309 miles) and is located between 32° and 38° latitude south.  This location coincides with the latitude band of 30° to 50°, in which virtually all of the world’s wine-producing areas are located.  For instance, California’s vineyards are located at approximately 34° to 38° latitude north and Australia’s vineyards at 32° to 40° latitude south.  France’s vineyards are farther north between 40° and 51° latitude north.

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

          The Company owns or leases vineyards in the eight principal wine-growing regions in Chile.  These regions include, from north to south:  Limarí, Casablanca, Leyda, Maipo, Rapel, Cachapoal, Colchagua, Curicó and Maule.  Most of these regions possess distinct weather and soil characteristics.  However, they share the important characteristics of cool nights and hot days with daily temperature variations of 12°C to 20°C (54°F to 68°F) in the summer. This type of climatic condition is essential for the growing of “wine quality” grapes.  See Item 4 — “Information on the Company — Business Overview — Vineyards.”

          Limarí Valley.  Limarí is a transversal valley that runs from east to west, from the Andes to the Pacific, and is sited 400 kilometers (250 miles) north of Santiago.  It is a fairly narrow valley limited by small mountainous chains to the north and south; its main features are sedimentary and mineral soils and a semi-arid climate with strong maritime influence, especially in the area closer to the Pacific Ocean.  The absence of rainfall during ripening season, in addition to the extreme luminosity of the skies, makes for concentrated grapes with enhanced color and aromas.  The varieties that benefit the most from this privileged setting are Chardonnay, Sauvignon Blanc and Syrah.

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

          Leyda Valley.  One of the most recently created Chilean denominations, this small valley was only defined as a controlled origin in 2002. Leyda stretches to the very edge of the Pacific Ocean, and its characteristic lack of significantly high relief allows for the free entry of the strong oceanic influence. The ensuing frequent breezes, fresh temperatures and clayish soils make it a favorite spot for cold-climate white varieties and Pinot Noir.

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

          Rapel Valley.  The Rapel Valley is located 100 to 180 kilometers (62 to 112 miles) south of Santiago, between the cities of Rancagua and San Fernando.  It has a warm climate and deep, rich alluvial soils, irrigated by water from the Rapel and Cachapoal Rivers.  This region’s production is oriented towards red wines.

          Cachapoal Valley.  Part of the greater Rapel Valley, Cachapoal is located 100 to 180 kilometers south of Santiago and covers the 80-kilometer long stretch (62 to 112 miles south of Santiago), between the cities of Rancagua and San Fernando.  Its benign weather, normally lacking in frosts and warm summers, suits varieties which call for a delayed harvest, such as Carmenere.  Irrigated by the Rapel and Cachpoal rivers, its soils have an alluvial origin and are deep and rich.  Most of this valley’s production is geared towards red wines.

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

          In 1995, the Ministry of Agriculture implemented a decree to regulate wine bottle labeling, which included the use of grape varieties, vintage years and regional denominations of origin.  The decree was drafted by a committee (which included representatives of the Company) designated by the Asociación de Viñas de Chile A.G. (the “Exporters’ Association”).  The decree ordered that Chilean premium and varietal wines must contain at least 75% of the variety of grapes specified on the label.  This decree enhanced the image of the Chilean wine industry, by providing for better information, quality, and transparency for the consumer.  The Company has adopted most of the controls set forth in the decree and continues to benefit from the enhanced image of the Chilean wine industry.

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

          As of December 2006, the Company had approximately 7,983.5 arable hectares (approximately 19,719 acres) on thirty owned and six leased vineyards, located in the Limarí, Casablanca, Leyda, Maipo, Cachapoal, Colchagua, Curicó and Maule Valleys of the Central Zone in Chile and in seven vineyards in the Maipú, Tupungato, Rivadavia, San Carlos, Luján de Cuyo and San Martín regions in Argentina.  As of December 2006 approximately

90% of the arable land owned or leased by the Company is planted with wine-producing grapes in various stages of maturity.  Approximately 4,947 hectares (12,219 acres), or 79% of the Company’s planted hectares in Chile, are planted primarily with five types of noble grapes:  Cabernet Sauvignon, Merlot, Carmenere, Chardonnay and Sauvignon Blanc.  In recent years, the Company has increased the planting of these five varieties of grapes in response to increasing consumer demand in the United States, Europe and Asia for premium and varietal wines.  The Company believes that with the plantings of these noble grape varieties, it should be able to respond to the shift in consumer demand for premium and varietal wines made from these varieties of grapes.  There can be no assurance, however, that consumer demand for these wines will increase in absolute terms or that consumption of wines produced by the Company from these varieties of grapes, as opposed to those produced by its competitors, will increase.  In addition, there can be no assurance that competitors of the Company, either singly or in the aggregate, will not be in a better position to take advantage of changing consumer demand patterns for premium and varietal wines, by reason of planted acreage or otherwise.

          The Company’s remaining land under cultivation is planted mainly with Syrah, Pinot Noir, Malbec, Viognier, Pinot Blanc, Pinot Gris, Chenin Blanc, Riesling, Gewurztraminer and Sangiovese grapes.

          The Company expects that the vines planted in 2003 will be in full production in 2007.

          The table below shows the Company’s currently-producing and newly-planted vineyards by valley as of December 2006.

Vineyards	Currently Producing(1)	Plantings 2003 - 2006	Fallow	Total Arable

	(in hectares)
Chile
Owned – Chile:
Limarí Valley	287.5	149.6	234.2	671.3
Casablanca Valley	126.0	18.9	—	144.9
Leyda Valley	—	130.5	—	130.5
Maipo Valley	472.1	51.4	3.0	526.5
Cachapoal Valley – Rapel Valley(2)	581.3	511.5	550.8	1,643.6
Colchagua Valley – Rapel Valley	630.4	447.9	—	1,078.2
Curicó Valley	442.1	106.1	1.5	549.7
Maule Valley	1,605.9	191.6	6.1	1,803.6
Total Owned – Chile	4,145.2	1,607.5	795.5	6,548.2
Leased – Chile:
Casablanca Valley(3):	219.5	27.0	—	246.5
Maipo Valley(4):	286.2	—	—	286.2
Total leased	505.7	27.0	—	532.7

Total Chile	4,650.9	1,634.5	795.5	7,080.9

Owned - Argentina
Maipú	133.0	2.7	—	135.7
Rivadavia	154.0	83.7	—	237.7
Tupungato	143.7	—	—	143.7
La Consulta	—	127.9	—	127.9
San Martín	9.5	81.4	—	90.9
Luján de Cuyo	—	166.7	—	166.7
Total Argentina	440.2	462.4	—	902.6

Total	5,091.1	2,096.9	795.5	7,983.5

(1)	The Company’s current producing vineyards have an average age of approximately 12 years.
(2)	These hectares do not include 102.1 hectares of fruit trees planted on the Company’s Peumo and Idahue vineyards. This land can be returned to grape production.
(3)	The Company leases three vineyards in the Casablanca Valley (93.73, 125.79 and 27 arable hectares) with leases expiring in 2023, 2028 and 2036, respectively.
(4)

The Company leases this vineyard with 94 arable hectares in 1993 from Sociedad Protectora de la Infancia (“Protectora”), an unaffiliated, non-profit institution.  The lease of the land expires in 2013; however, the lease is cancelable by Protectora beginning in 2004, with one year’s notice and payment of a penalty.  In 2004 the Company leased a vineyard in production, 80.6 hectares, from Viñedos Emiliana, this lease expires in 2013. In 2006, the Company leased another vineyard from Viñedos Emiliana with approximately 112 hectares in production; this lease expires in 2018.

          The Company believes that the diverse microclimates and soils of the areas in which its vineyards are located, as well as the trellis systems used in its vineyards, allow it to grow a wide variety of grapes and thereby offer a broad range of wines.  In addition, the Company believes that this diversity helps to minimize the agricultural risks inherent in its operations.

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

          Sources of Grapes and Purchased Wine

          Grapes are the main raw material in the wine making process.  In 2006 and 2005, approximately 72% of the grapes used in the production of premium, varietal, bi-varietal and sparkling wines were purchased from third parties.  In addition, the Company purchased grapes and bulk wine required to produce approximately 100% of its popular wines. Prevailing prices for grapes at harvest time reflect market conditions.

          Company Vineyards.  In 2006, approximately 28% of the Company’s production of premium, varietal, bi-varietal and sparkling wines were from grapes grown on the Company’s owned and leased vineyards in Chile.  The Company believes that production of its own grapes offers greater control over costs and quality and improves reliability of supply.  To that end, the Company continues to expand its grape production.  The Company’s policy is that, to the extent possible, only grapes grown in the Company’s own vineyards are to be used to produce the Company’s premium wines.

          Outside Suppliers.  In order to satisfy its need for grapes for the production of premium, varietal, bi-varietal and sparkling wine not otherwise met by its own vineyards, as well as its requirements for grapes and bulk wine for 100% of its popular wines, the Company buys grapes from approximately 650 independent growers in Chile.  The identity of such growers, as well as the amounts purchased from them, does not change significantly from year to year, and most of these growers have been selling to the Company for many years.  The main criteria used to select independent growers are geographic location, the variety of grapes grown and the grower’s farming methods.  With the objective of assuring quality production, the Company offers its suppliers technical assistance based on rigorous criteria similar to that which is applied within its own wineries.  The Company also purchases small quantities of grapes from entities in which several of its directors, executive officers or members of their families have an interest.  See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

          In accordance with Chilean wine industry practice, most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year.  This renewal is not compulsory and depends on the Company’s demand and seasonal market prices.  In order to minimize the risk of crop loss, the agreements are entered into between January and April each year, after the grapes have begun to mature and the size of the crop can be more accurately estimated.  Delivery schedules are agreed upon according to the degree of ripeness of each grape variety.  The management of these outside vineyards is directed by the Company’s own technical personnel, and the Company establishes standards regarding the use of pesticides, cultivation, harvest date, transportation system, sugar, acidity and Ph concentration.  Selection of the grapes and approval of their quality is carried out by the Company’s technical department.  The price of the grapes is proportional to the estimated alcohol content over 12% in the resulting wine.  Payment for grapes obtained from independent growers is made mainly in ten interest-free installments throughout the year.  In 2006, the Company had long-term contracts with up to approximately 22% of its growers.

          Bulk Wine Purchases.  The Company purchases wine in bulk from a number of outside suppliers, for the wine used in the production of the Company’s popular wines in 2006.  The Company’s technical department approves such wine purchases.  Payments are traditionally made in ten interest-free monthly installments.

          Vinification

          The Company seeks to use the latest technology in all areas of vinification while maintaining the wine-making traditions of its founders.  The Company has nine wine-making plants in Chile which turn grapes into premium, varietal and bi-varietal wines.  The location of these plants and their production capacity in 2006 are shown below. Additionally, the Company leases six plants, mostly to vinify generic grapes for the production of popular wines.

          In Argentina, Trivento owns two plants for the vinification and aging of its wines. Additional capacity to meet its vinification needs is leased from third parties.

Plant	Valley	Production -2006

		(in millions of kilograms)
Chile:
Nueva Aurora	Limarí	8.5
Puente Alto	Maipo	12.3
Cachapoal	Cachapoal -Rapel	26.1
Chimbarongo	Colchagua -Rapel	50.3
Cono Sur	Colchagua -Rapel	6.9
Las Mercedes	Colchagua -Rapel	8.9
Lontué	Curicó	31.4
Lourdes	Maule	19.1
San Javier	Maule	24.0

Total Chile		187.6

Argentina :
Trivento	Maipú	17.1
Tres Porteñas	San Martín	10.6

Total Argentina		27.7

          In addition, the Company’s facilities at Pirque have the capacity to produce 1.3 million bottles or 1.0 million liters of sparkling wine.

          The Company uses a combination of epoxy-lined cement tanks, stainless steel tanks and French and American oak barrels to ferment, age and store its wine.  As of December 2006, the Company’s total storage and fermentation capacity in Chile was approximately 252.3 million liters. Total capacity in Argentina was 27.3 million liters.

          The following table shows the Company’s approximate fermentation and storage capacity by type of container for the years indicated:

	December,

Type of Container	2004	2005	2006

	(in million liters)
Chile:
Epoxy-lined cement tanks	137.4	137.4	153.0
Steel tanks	80.8	85.5	89.8
French and American oak barrels	6.0	7.8	9.2
Chilean wood casks	0.3	0.3	0.3

Total Chile	224.5	231.0	252.3

Argentina:
Epoxy-lined cement tanks	2.4	17.3	17.3
Steel tanks	7.9	9.6	9.6
French and American oak barrels	0.2	0.3	0.4

Total Argentina	10.5	27.2	27.3

          Since 1987, the Company has been acquiring American and French oak barrels for use in the production of all its premium wines, except Late Harvest.  Although the use of oak barrels increases the Company’s production costs, the Company is certain that it enhances the quality of its premium wines.  Oak barrels are purchased in several sizes and are treated prior to delivery in accordance with the Company’s needs.  Oak barrels are used for up to two years to produce the highest quality premium wines, such as Don Melchor, and are then used for another five years to enhance other wines.  As of December 2006, the Company had approximately 40,000 French and American oak barrels.

          French oak barrels are used to make the Company’s premium Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha and Trio brand wines, while American oak barrels are used for its premium Casillero del Diablo brand wine.  The Company has increased its stainless steel storage capacity to approximately 89.8 million liters in 2006.  Most of the Company’s stainless steel tanks are fitted with cooling systems to prevent wine from losing quality at higher temperatures.  All of the Company’s stainless steel tanks for use during fermentation are equipped with heating and cooling systems to regulate the temperature in the fermentation process.

          Bottling

          After vinification and, in the case of premium wines, aging, wine is ready to be bottled.  The Company has bottling plants in Pirque, Limarí and Lontué.  The Pirque bottling plant, located 28 kilometers from Santiago, is the Company’s principal bottling plant, and all of the Company’s premium, varietal, bi-varietal and sparkling wines are bottled there.  The plant has five bottling lines accommodating bottles of 1,500 ml, 1 liter, 750 ml, 375 ml and 187 ml capacities.  The facility in Pirque is equipped with the most advanced bottling and labeling equipment available and has an installed capacity of 11.7 million liters per month when operating three eight hour shifts per day, six days a week.

          In 2005, with the acquisition of the assets of Viña Francisco de Aguirre located in Limarí, the Company added a new bottling line with a production capacity of 3,000 bottles per hour.

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

          In March 2007, the Company bought a new bottling plant from Viña Cánepa. This plant has two bottling lines with a capacity of 2,430,000 liters  per month when operating two eight shifts per day, six days a week. This plant is located in Lo Espejo, in Santiago.

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

          Storage.  The Pirque bottling plant has a wine cellar with storage capacity of 2.7 million bottles for aging, plus a warehouse for finished wine with a capacity of 280,000 cases.  The Santa Rosa  warehouse has a storage capacity of 230,000 cases, and Lo Espejo Plant has a storage capacity of 310,000 cases.

          Domestic Distribution.  The Company has its own direct distribution capacity through its wholly-owned subsidiary, Comercial Peumo.  Comercial Peumo has a network of sixteen regional offices to service the entire Chilean national territory.  Its sales force is made up of 113 salespeople, 28 supervisors, and four sales managers. Comercial Peumo serves approximately 15,000 customers throughout Chile, making it the largest wine-oriented distribution company in Chile. The two largest single customers accounted for approximately 11.9% and 11.4% of the Company’s domestic sales in 2006.  No other customer represented more than 10% of the Company’s domestic sales.

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

          Company Sales - Chilean Markets

          Domestic Wine Sales.  The Company’s domestic sales in liters, excluding sales of bulk wine, in 2004, 2005 and 2006 were approximately 65.4 million liters, 66.2 million liters and 69.1 million liters, respectively, resulting in gross revenues of Ch$40,792 million, Ch$46,905 million and Ch$44,165 million, respectively.

          The Company’s bulk wine sales fluctuate from year to year because the Company sells bulk wine in the domestic market to reduce excess inventories.  In 2006, sales volume of bulk wine represented 0.3% of total wine sales in the domestic market.  The Company is the largest wine producer in Chile, and according to A.C. Nielsen, in 2006, the Company had the largest share of the domestic market with a 28.6% share in terms of volume and a 25.7% share in value. The Company competes in all segments of the branded Chilean market and seeks to keep prices competitive to make its products attractive to consumers.  Its variety of brands allows it to target different market segments, from its upscale premium Don Melchor to its popular wine lines, while maintaining a competitive price/quality relationship across the range.

          The following tables show the Company’s total domestic wine sales  in constant Chilean pesos and liters by market segment, for each of the calendar years indicated:

Domestic Wine Sales

	2004		2005		2006

	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%

	(in million of constant Chilean pesos as of December 31, 2006)
Premium	4,391	10.7%	4,990	10.6%	5,509	12.4%
Varietal	3,626	8.9%	3,578	7.6%	3,716	8.4%
Bi-varietal	175	0.4%	136	0.3%	207	0.5%
Popular	32,148	78.6%	37,765	80.5%	34,150	77.1%
Sparkling	452	1.1%	436	0.9%	584	1.3%

Subtotal	40,792	99.7%	46,905	100.0%	44,165	99.7%
Bulk	114	0.3%	21	0	126	0.3%

Total	40,906	100.0%	46,926	100.0%	44,292	100.0%

Domestic Wine Sales

	2004		2005		2006

	Liters	%	Liters	%	Liters	%

	(in thousands of liters)
Premium	1,169	1.8%	1,341	2.0%	1,584	2.3%
Varietal	2,530	3.9%	2,408	3.6%	2,655	3.8%
Bi-varietal	137	0.2%	105	0.2%	176	0.3%
Popular	61,285	93.5%	62,119	93.8%	64,320	92.9%
Sparkling	279	0.4%	271	0.4%	351	0.5%

Subtotal	65,399	99.8%	66,244	100.0%	69,086	99.8%
Bulk	159	0.2%	12	0.0%	112	0.2%

Total	65,559	100.0%	66,256	100.0%	69,198	100.0%

          The Chilean wine market can be divided into segments based on the price of a 750 ml bottle.  The Company targets the following market segments:  popular wines with prices ranging from Ch$500-990 per liter, bi-varietal (blend) wines with prices ranging from Ch$990-1,390, varietal wines with prices ranging from Ch$1,390-2,499, premium wines with prices ranging from Ch$2,790-5,000, super premium with prices between Ch$5,000-8,000 and ultra premium with prices over Ch$8,000.

          Local Brands and Prices.  The table below lists the Company’s major brands by segments of the Chilean wine market and approximate retail prices for each brand per 750 ml bottle as of April, 2007.  Prices do not vary by type of wine within brand category.

Segment	Brand	Approximate Retail Price

		(As of April 2007 Chilean pesos)
Ultra Premium	Don Melchor	45,000
	Terrunyo	13,000
	Amelia	15,000
Super Premium	Marqués de Casa Concha	7,500
Premium	Trio	3,990
	Casillero del Diablo	3,390
	Late Harvest(1)	2,390
Sparkling	Subercaseaux	1,890
Varietal	Sunrise	1,690
	Santa Emiliana(2)	1,490
Bi-varietal	Frontera	1,290
Popular(3)	Exportación	927
	Clos de Pirque	927
	Tocornal	860
	Fressco	860
	Fressco Cooler	660

(1)	Late Harvest is a Sauvignon Blanc dessert wine which is only sold in 375 ml bottles.
(2)	The Company has a license from Viñedos Emiliana to bottle and distribute the Company’s wine domestically under Viñedos Emiliana’s labels.
(3)	Popular wine prices are per 1,000 ml.

          Local Competition.  The Company competes with a number of other Chilean wineries.  The Company’s competitors in the premium segment are large and medium-sized Chilean wineries, mainly Santa Rita, Viña San Pedro S.A. (“San Pedro”), Bodegas y Viñedos Santa Carolina S.A., Viña Undurraga S.A., Viña Errázuriz S.A., Cousiño Macul S.A. and Viña Tarapacá S.A.  The Company also competes, to a much lesser extent, with small Chilean wineries whose production and sales of premium wines are aimed primarily at export markets.  Sales in the popular wine segment are concentrated in wines packaged in Tetra Brik packages.  In 2006, Tetra Brik sales represented approximately 76% of all Chilean sales by volume in the popular wine segment.  The Company believes that non-Chilean wineries have negligible sales in Chile because they find it difficult to match the price-value relationship offered by Chilean wineries, especially in the popular wine segment.

          Popular wines produced in Chile, including those of the Company, also compete with other beverages such as beer, pisco and soft drinks.  In 2006, the ratio of popular wine prices to beer prices decreased from 1.92 in December 2005 to 1.74 in December 2006, mainly as a result of the decrease in wine prices in the local market across all popular wine categories.  In the face of increased competition by other beverages and in order to continue gaining market share, the Company has intensified its marketing efforts in the popular wine segment.  See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategies.”

          The following table shows the relationship between popular wine and beer prices and the Company’s sales for the years indicated:

Relationship Between Popular Wine and Beer Prices

	2002	2003	2004	2005	2006

Popular wine prices (1 liter)	1,087	909	1,069	1,208	1,066
Beer prices	555	614	607	630	612
Ratio of popular wine prices to beer prices	1.96	1.48	1.76	1.92	1.74
Company’s volume sales in millions of liters	59.6	63.0	65.4	66.2	69.1
Percentage change from the previous year	9.4%	5.8%	3.8%	1.3%	4.3%

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

          Regarding the portfolio of products, the Company is permanently developing new formats and updating the presentation of its products.  Advertising methods and marketing strategies differ depending on whether the targeted segment is comprised of potential consumers of the Company’s premium, varietal, bi-varietal, or popular wines.  During 2006, the greatest efforts in advertising were focused on strengthening Clos de Pirque and Fressco brands in the market through mass media campaigns, including television and press.

          Company Sales - Export Markets

          According to the Exporters’ Association, exports of Chilean wine totaled US$962 million and 474 million liters in 2006, representing an increase of 9.7% and 13.4% in value and volume, respectively as compared to 2005.

          Export Sales and Competition.  The Company is the largest exporter of Chilean wines on both a volume and US$ value basis, with market share in 2006 of 21.9% and 25.4% (including bulk) respectively, according to the Exporters’ Association.  The Company’s bottled wine market share by volume and US$ value was 33% and 27.9%, respectively, in 2006.  The Company’s closest Chilean competitor in the bottled export segment, in terms of volume and US$ value, reported the equivalent of 29.3% and 27.1% of the Company’s sales, respectively.

          The following table sets forth the Company’s export market share among Chilean wine producers, as a percentage of both volume and US$ value for the years 2002 to 2006:

Export Market Share

	Total Wine		Bottled Wine

	Volume	US$ Value	Volume	US$ Value

2002	16.2%	19.1%	24.9%	20.6%
2003	16.8%	21.5%	27.3%	23.5%
2004	18.5%	23.0%	29.4%	25.5%
2005	22.6%	24.3%	32.1%	26.9%
2006	21.9%	25.4%	33.0%	27.9%

Source:  Viñas de Chile, Exporter’s Association

          Company sales in the export market are distributed among the premium, varietal, bi-varietal, sparkling and popular wine segments.  The Company also sells bulk wine abroad.  The Company’s export sales in volume, excluding bulk sales, in 2004, 2005 and 2006 totaled 85.5 million liters, 95.0 million liters and 104.3 million liters, respectively, resulting in revenues of US$192.1 million, US$215 million and US$251.1 million in 2004, 2005 and 2006, respectively.

          The following table sets forth the Company’s export sales from Chile, by volume and US$ value for the period 2004 through 2006 for each market segment.  It shows that the Company’s premium wine export sales by volume and value from 2004 to 2006 increased 35.5% and 45.1% respectively, and its varietal and bi-varietal export sales increased 15.2% and 21.6% respectively, for the same period.

Export Sales by Market Segment (*)

	2004		2005		2006

	Liters	US$	Liters	US$	Liters	US$

	(in thousands of liters and thousands of U.S. dollars)
Premium	15,679	61,396	18,071	71,945	21,240	89,071
Varietal	15,416	38,840	15,285	38,579	19,117	48,943
Bi-Varietal	42,638	73,611	45,498	80,118	47,746	87,803
Popular	11,367	17,289	15,704	23,250	15,746	23,855
Sparkling	360	948	405	1,080	487	1,454

Total bottled wine	85,460	192,084	94,963	214,972	104,335	251,126
Bulk	1,746	1,128	320	253	456	351

Total	87,206	193,212	95,283	215,225	104,791	251,477

(*) Only exports from Chile, includes sales to the Company’s subsidiaries abroad.

Percentage of Export Sales by Volume to Regional Export Markets
(excluding bulk wine sales)

Market	2004	2005	2006

United States	26.4%	24.1%	22.0%
Canada	4.4%	3.9%	4.3%
Europe	46.3%	48.7%	47.7%
Central America, Mexico and the Caribbean	8.9%	9.1%	10.4%
South America	9.0%	8.6%	9.6%
Asia	4.6%	5.1%	5.2%
Other	0.4%	0.5%	0.8%

Total	100.0%	100.0%	100.0%

          Principal Export Markets.  As of December 31, 2006, the Company’s principal regional export markets by US$ value were Europe, the United States, Central America, South America, Canada and  Asia. Each market is unique, and there are differences within markets due to variations in local regulations.

Export Sales by Value to Regional Export Markets

	2004		2005		2006

	Th. US$	%	Th. US$	%	Th. US$	%

Europe	96,403	50.2%	109,600	51.0%	125,401	49.9%
USA	40,405	21.0%	43,698	20.3%	46,051	18.3%
Central America, Mexico and the Caribbean	17,947	9.3%	19,987	9.3%	25,576	10.2%
South America	16,098	8.4%	17,376	8.1%	24,261	9.7%
Canada	9,953	5.2%	11,047	5.1%	14,067	5.6%
Asia	9,745	5.1%	12,184	5.7%	13,972	5.6%
Other	1,533	0.8%	1,080	0.5%	1,799	0.7%

Total	192,084	100.0%	214,972	100.0%	251,126	100.0%

          Europe.  In 2006, sales to Europe increased by 14.4% in value terms to approximately US$125.4 million or 49.9% by US$ value of Company exports. The Company’s European markets can be subdivided into three areas:  Germany and non-wine-producing Western Europe, wine-producing Western Europe (except Germany) and Eastern Europe.

          The Company believes that greater market opportunities exist in Germany and the non-wine-producing countries of Western and Eastern Europe.  For these countries, in 2006, the order of importance by sales for the Company was as follows:  the United Kingdom and the Republic of Ireland, Sweden, Russia, Denmark and Finland.  Among these countries, the Nordic countries (Finland, Sweden and Norway) operate under a state controlled system where each state purchases the wine and sells it in its own stores at the retail level.  The Company anticipates that in the future, the monopoly system in these countries may be replaced by a private or semi-private sales structure but believes that because its brands are well known in these areas, its sales will not be adversely affected as a result.  There can be no assurance, however, that such a regulatory change would not have a material adverse effect on the Company’s sales to such markets.

          In the United Kingdom, the Company continues to broaden direct distribution to large supermarket chains, expand sales to retail stores, liquor outlets and independent vendors, and promote on-premise consumption (e.g., sales to restaurants), through its Concha y Toro, Viña Maipo and Cono Sur brands.  Excluding bulk sales, sales in the United Kingdom increased 5.8% from 2005 to 2006, reaching US$52 million in 2006.  This increase is explained by higher sales of the Concha y Toro and Viña Maipo portfolios. Sales of Viña Cono Sur were affected by its distributor’s ownership change and subsequent transition to Concha y Toro UK, which undertook distribution of the Cono Sur and Isla Negra brands in May 2006.

          The Company’s marketing strategy in Germany and the non-wine-producing countries of Western Europe focuses on expanding the premium wine segment, particularly with the Casillero del Diablo brand, and building brand recognition.  Compared to other areas of the world, the Company’s involvement in this market is fairly recent, having begun in 1989. In Central and Eastern Europe, volume growth was led by Russia, Estonia and Poland.  The Company foresees an important potential in this region, with the exception of important wine producing countries such as Georgia, Hungary, Bulgaria and Moldovia.

          In the major wine-producing countries of Western Europe (e.g., Italy, France, Spain and Portugal), where the Company faces greater competition, the Company’s marketing strategy is to shift from sales of small quantities of premium wines to higher volume sales of varietal wines in the off trade (supermarkets and wholesale chains).

          United States.  The U.S. market accounted for approximately US$46 million in 2006 sales, equal to 18.3% by US$ value of the Company’s exports.  According to the Exporters’ Association, the Company was the leading Chilean exporter to the United States in 2006 and the Company maintained its market share in volume at 43.2% in 2006, of total Chilean wine exported to the US.  Wine markets worldwide are divided into segments according to the price range of the wines, and competitors differ from one segment to another.  According to the wine classification method generally used in the U.S. market, the Company believes that the following wine categories are a representation of the wines sold by the Company in the United States:  ultra premium, super premium, premium and popular premium.  The Company believes that the Company’s wines would be classified within such categories as follows:  Ultra premium (Don Melchor, Amelia and Terrunyo); super premium (Marqués de Casa Concha); premium (Trio, Casillero del Diablo and Xplorador); and popular premium (for the Company’s varietal wines and bi-varietals, including Sunrise, Frontera and Concha y Toro, among others).

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

          During 2006, bi-varietals in the United States accounted for approximately 62.7% and 77.8% of the Company’s sales by US$ value and volume, respectively; varietals,10.8% and 10.3%, respectively; and premium wines, 26.5% and 11.9%, respectively.  During 2006, sales in the U.S. market increased 5.4% and 0.2% by US$ value and volume, respectively.  Sales in the premium category increased by 6% in volume led by higher sales of Casillero del Diablo and Marqués de Casa Concha. Sales in the bivarietal category decreased 5.3% in volume, the Company’s price increase implemented in early 2006, primarily for the bivarietal wine category, hampered volume growth for this segment.  The Company believes that the premium and varietal segments will continue to offer opportunities for increased sales.  See Item 4 — “Information on the Company — Business Overview — Export Marketing Strategy.”

          In the United States, the Company’s products principally compete with other Chilean wines, as well as Californian wines and wines imported from Italy, France, Australia, Spain, Germany, Portugal and other wine-producing countries.

          Central America, Mexico and the Caribbean.  In US$ value terms, the Company’s 2006 sales to Central America, Mexico and the Caribbean totaled US$25.6 million or 10.2% of the Company’s exports.  The primary markets for the Company’s products in this region are Mexico, Costa Rica, Panama and the Dominican Republic.  The Company has marketed its wines for more than twenty years in most of the countries in this region, and the Company believes it is the largest Chilean exporter of bottled wines in all of these countries.  Sales in US$ value terms increased by 28% mainly as a result of stronger sales in Mexico, Panama, and the islands of the Caribbean, among others.

          South America.  In 2006 sales to South America increased by 39.6% in US$ value terms to approximately US$24.3 million or 9.7% of the Company’s total exports by US$ value.  The Company’s primary markets by sales revenue were Brazil, Venezuela and  Ecuador.  The Company is currently the leading Chilean exporter to most of the South American countries, with the exeption of Paraguay and Venezuela.  In each of these countries, the Company’s products are sold through exclusive local distributors, and in some countries, the Company’s secondary brands are sold by different distributors.

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

          Canada.  In 2006, the Company’s sales to Canada increased 27.3% to approximately US$14 million or 5.6% by US$ value of the Company’s exports.  Canada is the third largest national export market and the fifth largest regional export market for the Company in US$ value terms.

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

          Asia.  The Asian market accounted for approximately US$14 million in 2006, equal to 5.6% by US$ value of the Company’s exports.  In value and volume terms, in 2006 bottled sales to Asia increased 14.7% and 14%, respectively. Exports to Japan, the region’s number one market, rose 7.2% to US$8.2 million, encouraged by the healthy performance of Frontera.  The rest of Asia showed favorable growth (27.4%), in particular China and Singapore, where the Company has strengthened its commercial structure and carried out effective promotion campaigns.

          Other.  The Company’s 2006 sales to other countries totaled US$1.8 million or 0.7% by US$ value of the Company’s exports. Within “other” sales, the Company aggregates mainly countries in Africa.

          Bulk Wine Exports.  In 2006, the Company sold US$0.4 million of bulk wine overseas, primarily to the United Kingdom, representing 0.1% of its exports by US$ value.  Bulk wine sales is a spot business with no long-term commitments.  Sales depend on price and availability of wine in Chile and other wine growing countries.  The Company purchases almost all of the bulk wine it exports from outside suppliers.  The Company expects bulk wine sales to diminish in significance as it continues to promote bottled wine sales.  However, bulk wine sales may continue in countries depending on price, demand and availability for such wines.

          Distribution in Export Markets.  The Company’s products are distributed in approximately 115 countries by independent distributors, including four governmental liquor authorities.  In most countries, the Company sells wine through a second and third distributor under the brand names of its subsidiaries Cono Sur and Maipo.  The Company sells “F.O.B. Chilean port” to its distributors in export markets.

          In 2006, the United Kingdom, the United States, Canada, Sweden and Mexico, the Company’s five largest national export markets, accounted for 52.9% of the Company’s exports by US$ value.  The Company believes that its success in export markets is based on developing good relationships with established distributors and the good price/quality relationship of its products.  The Company has written agreements with most of its distributors.

          Independent Distributors.  The Company’s exclusive agent and importer in the United States is Banfi, which imports and re-sells the Company’s products to distributors who service all 50 states.  Banfi was the Company’s largest single customer in 2006, purchasing approximately 2.5 million cases of wine which represented 22% and 18% of the Company’s export sales by volume and value of bottled wine, respectively.  The Company has a renewable 20-year contract with Banfi which expires in 2013.  The contract prohibits the Company from selling to any other U.S. importer and prohibits Banfi from carrying other Chilean wines without the Company’s approval.  Banfi carries a number of competitors’ products, including Riunite, one of the best-selling imported wines in the United States, and Viñedos Emiliana.  Banfi also imports wines produced by its own wineries in Italy.  The Company and Banfi share the U.S. marketing costs for the Company’s wines.

          In December 2000, the Company formed the subsidary Concha y Toro UK Limited (Concha y Toro UK) for the distribution of its Concha y Toro portfolio of wines in the United Kingdom.  Concha y Toro UK is a wholly-owned subsidiary of the Company, and started its operations in March 2001.

          Between 1994 to May 14, 2006, the Company had a contract with Western Wines Agency to distribute Viña Cono Sur wines in supermarkets and chain stores in the United Kingdom and the Republic of Ireland.  As of May 15, 2006 the distribution and marketing of Cono Sur and Isla Negra brands in the United Kingdom were undertaken by the UK subsidiary, Concha y Toro UK.

          Government Liquor Authorities.  In Canada and the Nordic countries, the Company’s wine is sold through government liquor authorities.  In such countries, products may be offered as a general listing or a specialty listing.  General listings are those that are purchased by liquor boards on a regular basis and require a minimum sales level per period (which varies depending on the Canadian province and from country to country in Scandinavia).  Sales to government liquor authorities represented 12.2% and 14.2% of the Company’s export sales by volume and US$ value, respectively, in 2006.  In Canada, the Company operates with agents that work on a commission basis and are responsible for promotion and public relations. In Scandinavia, the Company sells to its importer, who then resells to the monopoly.

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

          The following table sets forth the average quarterly percentage of the Company’s sales in the domestic and export segments for the 2004 to 2006 periods, as a percentage of sales by volume.

Average Percentage of Wine Sales by Volume in 2004 – 2006

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Domestic	19.6%	26.1%	26.9%	27.4%
Export	19.9%	25.5%	28.2%	26.4%
Bulk(1)	24.9%	32.4%	19.0%	23.7%
Weighted Average	19.8%	25.8%	27.7%	26.8%

(1)

Seasonal fluctuations in bulk wine sales follow a different pattern in part because bulk wine sales are made on a spot basis.  In order not to distort the data for domestic and export wine sales, seasonal fluctuations in bulk wine sales are presented separately.

          Company Sales - Argentina

          Argentine Business.  In 1996, Concha y Toro began operations in Argentina with the founding of Trivento winery. Over the last ten years the subsidiary has experienced strong growth and has become Argentina’s second largest export winery in terms of volume, with a 10% market share of all bottled wine exported from Argentina. Trivento winery is located near Mendoza.  The operating assets of Trivento primarily include a total of 981 hectares of land, with 903 hectares planted, cellars with a capacity of 27.3 million liters and other wine-making equipment. In 2006, Trivento had revenues of Ch$17,762 million (approximately US$ 33.4 million), representing 8% of total Company sales.

          The Argentine business comprises exports and domestic sales; since 2005, both areas of business, exports and the distribution in Argentina, are handled by Trivento. In 2006 Trivento export volume totaled 1,416,000 cases with returns of US$23 million representing an increase of 14.4% and 20% by volume and value respectively. The largest regional market for Trivento is Europe followed by Latin America, the US and Canada.

          In 2006, sales in the local Argentine market totaled 700,000 cases with total revenue of US$11 million, representing an increase of 28% in volume and 20% by value. Sales in the domestic Argentine market are concentrated in the bi-varietal category and represent less than 1% of total Argentine domestic consumption.

	Trivento Winery - Sales by Volume

	Export volume	Domestic volume

	(cases)	(cases)
2004	777,400	747,200
2005	1,238,000	548,200
2006	1,416,000	700,000

          Affiliated Companies

          Viña Almaviva.  In 1997, the Company and Rothschild S.A. formed a joint venture company, Viña Almaviva, to produce a “Primer Orden” or first-growth wine in Chile.  The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto, Maipo Valley in exchange for 50% of the capital stock of Viña Almaviva.

          In 2006, Viña Almaviva had revenues of Ch$2,947 million, representing an increase of 29% as compared to Ch$2,285 million in 2005.  Sales volume increased 20% as compared to 2005, totaling 14,500 cases. Almaviva’s main markets are France, Germany, Japan, Switzerland and the United States.  In 2006 and 2005, the Company recognized income from Viña Almaviva of Ch$211.9 million and Ch$170.7 million, respectively from its equity investment.

          Industria Corchera.  In November 2000, the Company acquired 49.6% of Industria Corchera.  In 2002 its share increased to 49.84%.  In 2006, Industria Corchera’s total sales amounted to Ch$10,873 million, representing a

3.9% decrease compared to Ch$11,309 million in 2005. The Company in 2006 and 2005 recognized income from Industria of Ch$271 million and Ch$238.6 million, respectively, from its equity investment.

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

          Alcoholic Beverages Regulations.  The Company is subject to regulation in the production and distribution of alcoholic beverages.   Chilean law regulates which beverages come within the scope of regulation as “alcoholic beverages,” the type of alcohol which can be used in the manufacture of alcoholic beverages, the additional products that can be used in the production of certain alcoholic beverages, and the packaging and labeling and procedures that must be followed to import alcoholic beverages.  The manufacturing and bottling of alcoholic and non-alcoholic beverages is also subject to supervision by the National Health Service, which inspects plants on a regular basis.

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

          In 1994, the Chilean Congress enacted the Chilean Environmental Framework Law, Law No. 19300, which sets forth that any new project or activity or modification to an existing  project or activity that may have an impact on the environment requires a favorable environmental impact assessment.  Law No. 19300 also created the Environmental Impact Assessment System (EIA), implemented by the National and the Regional Environmental Commissions, which are entities that coordinate the environmental activities performed by governmental agencies and that, among other duties, approve or reject environmental impact assessments, and set environmental emission and air quality standards.

          Law No. 19300 also established environmental liability standards, according to which perpetrators of environmental damage are liable to compensate the victims and restore the environment.

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

          Trademarks.  The Company has Chilean registrations for the principal trademarks used in its business, including Concha y Toro, Don Melchor, Amelia, Terrunyo, Trio, Casillero del Diablo, Sunrise, Frontera, Tocornal,  Maipo,  Fressco and San José.  Trademarks registered by subsidiaries include Cono Sur, Isla Negra and Trivento. While the Company also has foreign registrations for many of these trademarks in most of its principal export markets, it does not have registrations for all of its trademarks in all of its export markets.  The Company believes that its brands and trademarks are important to its business and is seeking to protect them through registration in many countries where they are not currently recorded.

Organizational Structure

          The following table lists the significant subsidiaries and affiliates of the Company, the percentage of direct and indirect ownership by the Company, and the respective country of incorporation:

Subsidiary	Direct and Indirect Ownership	Country of Incorporation

Inversiones Concha y Toro S.A.	100%	Chile
VCT Internacional S.A.	100%	Chile
Viña Cono Sur S.A.	100%	Chile
Sociedad Exportadora y Comercial Viña Maipo Ltda.	100%	Chile
Villa Alegre S.A.	100%	Chile
Concha y Toro UK Limited	100%	United Kingdom
Cono Sur Europe Limited	100%	United Kingdom
Trivento Bodegas y Viñedos S.A.	100%	Argentina
Finca Lunlunta S.A..	100%	Argentina
Transportes Viconto Ltda.	100%	Chile
Viña Almaviva S.A.	50%	Chile
Industria Corchera S.A.	49.84%	Chile
Comercial Peumo Ltda.	100%	Chile
Viña Palo Alto Ltda..	99%	Chile

Property, Plant and Equipment

          The Company’s headquarters are located at Nueva Tajamar 481, Las Condes, Santiago.  To finance these new offices, the Company entered into a twelve-year lease agreement in January 1998.

          In addition, the Company owns 12,163 hectares and leases 716 hectares of land throughout Chile, and owns 981 hectares of land in Argentina.  Of these, approximately 8,086 hectares are suitable for planting vineyards.  A majority of the remaining 5,774 hectares are comprised of roads, hills, fruit orchards and riverbanks.  The remainder is used for vinification and bottling plants, cellars and other buildings.  None of the Company’s properties that are material to its business are mortgaged or otherwise encumbered.

          As mentioned above, the Company leases 716 hectares, comprising three leases in the Maipo Valley and three leases in the Casablanca Valley.  In the Maipo Valley, the Company leases 105 hectares from an unaffiliated non-profit Chilean institution, approximately 94 of which are suitable for vineyards or agricultural purposes.  The lease expires in 2013.  The lease may be terminated by the lessor beginning in 2004, with one year’s notice and payment of a penalty.  In 2004, the Company entered in a lease of 80.6 hectares in production from Viñedos Emiliana; this is a 9-year lease expiring in May 2013. In 2006, the Company leased another vineyard with approximately 112 hectares in production from Viñedos Emiliana; this lease expires in 2018.  In the Casablanca Valley, the Company leases three properties of 282, 110 and 27 hectares with leases expiring in 2028, 2023 and 2036, respectively.

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

          Although the Company believes that it is in compliance with all applicable environmental regulations, it is still in the process of improving the water treatment systems in all of its manufacturing plants.  The Company has water treatment systems, owned or contracted to third parties, in all of its plants:  Puente Alto, Pirque, Lontué, San Javier, Cachapoal, Santa Elisa, Lourdes, Las Mercedes and Nueva Aurora. During 2005 and 2006, the Company invested in water treatment plants resources amounting to Ch$62 million and Ch$1,211 million, respectively.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

          Concha y Toro is an accelerated filer, as defined in Rule 12b-2 of the Exchange Act.   It is not a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  In addition, as of the date of the filing of this Annual Report, the Company does not have any unresolved comments from the Securities and Exchange Commission staff regarding its periodical reports under the Exchange Act.

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

Overview

          Concha y Toro is principally a vertically-integrated wine producer.  The Company is the largest producer of wine in Chile and also owns a winery in Argentina, Viña Trivento.  The Company is Chile’s leading bottled wine exporter, top-selling winery in the domestic market and the number two wine exporter from Argentina.

          The Company faces certain key challenges which involve an element of associated risk.  Competition in strategically important markets is increasing in tandem with higher supplies of wine from producer countries.  In an effort to sustain sales growth under such conditions, the Company has a product portfolio offering a highly attractive price to quality ratio.  In addition, Concha y Toro has allocated further funds to the strengthening of its brand name and for the advertisement and marketing of its products in its main markets as well as expanding and fortifying its distribution channels.

          Determining factors in the results of the Company include the price of its principal raw material, the cost of grapes, and exchange rates, as in 2006, 76.9% of the sales revenues were denominated in foreign currency.

          In 2006, the Chilean wine industry and Concha y Toro in particular, faced important challenges.  The most significant one was the unfavorable exchange rate, impacting severely an industry that exports around 60% of its production.  In addition, Company results were also impacted by a higher wine cost, impacting the financial result up to the first half of 2006, as a result of increases in the price of grapes in the 2005 harvest. With an opposite trend, the 2006 harvest, presented lower grape cost, this had a positive impact in the average cost of sales, starting the third quarter of year 2006. The Company does not see significant cost pressures (grapes) during 2007, as the industry balance between production and consumption reveals an excess of supply with high stocks of wine.

          In 2006, Concha y Toro sales amounted to Ch$215,843 million, up 5% as compared to 2005. We would like to highlight that this result was driven by strong growth of exports from both Chile and our subsidiary in Argentina, and reflects the strength of our brand, market diversification and the competitive positioning of our extensive wine portfolio. To the above we have to add that the Company’s strategy has focused on the premium category, which has led to a better product mix and a higher average price.

          We believe the Company to be highly competitive in its major markets.  Concha y Toro has a high profile brand name and competitive economies of scale.  The principal measure for sustaining future growth involves ongoing investment in vineyard development and cellar capacity to raise overall production capacity.

          In 2006, Concha y Toro had a net income of Ch$16,161 million, representing a 16.9% decrease from 2005, this result mainly reflects the strong appreciation of the Chilean peso and its impact on revenues denominated in foreign currencies. Consolidated sales for the year increased 5%.  Sales revenues totaled Ch$215,843 million, 23.1% of which were generated from sales in the domestic market, 68.7% from exports from Chile and 8.2% from the Argentine operation.

	% of Total Sales by Value

	2004	2005	2006

Chile:
Domestic	24.3%	26.2%	23.1%
Exports	68.0%	65.7%	68.7%
Argentina: (Domestic and export sales)	7.7%	8.1%	8.2%

Total	100.0%	100.0%	100.0%

A. Operating Results

          The following discussion should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, included in Item 18 herein.  The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differ in certain important respects from U.S. GAAP.  See Note 37 to the Consolidated Financial Statements for a discussion of (i) the principal differences between Chilean GAAP and U.S. GAAP which affect the financial statements of the Company, (ii) the effects of such differences on the calculation of net income and shareholders’ equity, and (iii) a reconciliation to U.S. GAAP of net income for each of the three years in the period ended December 31, 2006 and of shareholders’ equity as of December 31, 2005 and 2006. The amounts in dollars are presented for the convenience of the reader only.

          The following table sets forth selected Company income statement data expressed as a percentage of revenues for the years indicated, as well as year-to-year percentage changes covering the respective periods.

	Year Ended December 31,			% Change

	2004	2005	2006	2004-2005	2005-2006

Revenues	100.0%	100.0%	100.0%	3.1%	5.0%
Cost of sales	(61.1)	(65.2)	(65.5)	10.1	5.5
Gross profit	38.9	34.8	34.5	-7.8	4.1
Selling and administrative expenses	(22.8)	(22.4)	(23.2)	1.4	8.8
Operating income	16.1	12.4	11.3	-20.9	-4.4
Non-operating income	0.4	1.7	0.4	343.1	-72.5
Non-operating expenses	(1.2)	(2.8)	(2.2)	148.8	-17.8
Price-level restatement and foreign exchange losses, net	(0.8)	(0.1)	(0.0)	-90.2	-33.7
Income tax	(2.6)	(1.7)	(2.0)	-30.7	20.5

Net income	12.0%	9.5%	7.5%	-19.0%	-16.9%

Revenue Breakdown
(million Ch$)

	Year Ended December 31,			% Change

	2004	2005	2006	2004-2005	2005-2006

Chile:
Domestic	48,336	53,957	49,912	11.6%	-7.5%
Exports	135,657	135,048	148,169	-0.4%	9.7%
Argentina:
Domestic	7,231	5,330	5,970	-26.3%	12.0%
Exports	8,187	11,260	11,792	37.5%	4.7%

Total revenues	199,410	205,596	215,843	3.1%	5.0%

Year ended December 31, 2006 compared to year ended December 31, 2005
Figures expressed in Chilean pesos (Ch$) as of December 31, 2006

          Revenues.  Total revenues increased 5% to Ch$ 215,843 million from Ch$205,596 million in 2005.  This resulted from higher sales abroad, driven by increasing shipments across all regions and larger sales from the Argentine operation, partially compensated by a decrease in domestic sales and the impact of a lower exchange rate on the Company’s foreign currency revenues.

          Domestic Revenues.  Sales in Chile decreased 7.5% in 2006 to Ch$49,912 million from Ch$53,957 million in 2005.  Domestic revenues comprise local wine sales, which accounted for 88.7% of the revenues, and other revenues — principally fees for bottling services, sales of fruit  and liquors.  Wine sales decreased by 5.6%, and other income decreased 20.1%, mainly due to lower fees from bottling services to third parties.

          Total domestic sales (including coolers and bulk) decreased 5.6% to Ch$44,292 million in 2006 from Ch$46,926 million in 2005. Domestic bottled wines sales (excluding bulk) for the period decreased 5.8% to Ch$44,165 million from Ch$46,905 million in 2005.  The 5.8% reduction in bottled domestic sales was the result of a 4.3% increase in volume offset by a 9.7% fall in the average price. The lower price reflects price reductions in line with a lower cost for the 2006 harvest.  The Company has also faced increasing domestic competition in the massive wine segment in favor of its main substitute, beer.

          Export Revenues. Sales abroad, including exports to third parties and sales of Concha y Toro UK, increased 9.7% to Ch$148,169 million in 2006 from Ch$135,048 million in 2005. Stated in Chilean pesos, the sales figure includes the impact of an 8% appreciation of the peso year-on-year (a fall in the exchange rate from an average Ch$581.5 in 2005 to Ch$535.3 in 2006).

          Despite a challenging scenario for the wine industry, Company exports rose 10% in terms of volume reflecting market diversification and the competitive positioning of our extensive wine portfolio. Export growth was achieved with diversified growth in most of the geographic areas to which the Company exports. The largest volume gains were obtained in Central America/Caribbean and South America, increasing by 26% and 23.6%, respectively. Volumes in the region were driven by Mexico, Venezuela and Brazil. Volumes to Europe increased 7.6%, led by a strong performance of Continental Europe. Volume in Asia increased 14% and in Canada 19.5%. Volumes to the US were flat.

          Shipments by category reveal a 17.5% increase in premium wines, mainly due to the solid performance of Casillero del Diablo which grew 17% in 2006. Varietal wine sales by volume increased 25.1%, while bi-varietal and popular wines increased 4.9% and 0.3%, respectively.

          The average price in Chilean pesos decreased by 0.9% as a result of the exchange rate effect (with a year-on-year appreciation of the Chilean peso against the US dollar of approximately 8%).  For further information regarding the total amount of export sales, export sales and competition and principal export markets, See Item 4 — “Information of the Company — Business Overview — Company sales — Export markets” and note 37(l) to the Financial Statements.

          Argentine Operations.  Consolidated sales of the Company’s Argentine businesses increased 7.1% to Ch$17,762 million following a 4.7% increase in exports and a 12% increase in domestic sales.

          Export revenue growth is mainly explained by the increase in volume. Trivento’s exports of wine by volume increased 14.4% reaching 1,416,000 cases. This result was partially compensated by the the impact of the exchange rate appreciation.

          Domestic revenue growth is explained by an increase in domestic volume of 28%, totaling 700,000 cases, partially compensated by a decrease in the average price per case in Chilean pesos (-16.8%).

          Cost of Sales.  Total cost of sales rose 5.5% to Ch$141,447 million from Ch$134,132 million in 2005. Cost of sales as a percentage of total sales increased to 65.5% from 65.2%, mainly as a result of a higher average wine cost affecting the costing of the first half of 2006 due to higher grape costs for the 2005 vintage.

          Gross Profit.  Gross profit increased 4.1% to Ch$74,396 million in 2006 from Ch$71,463 million in 2005.  As a percentage of sales, the gross margin decreased to 34.5% from 34.8%, mainly reflecting the higher wine cost and the impact of the Chilean peso appreciation on dollar-denominated revenues.

          Selling, General and Administrative Expenses (SG&A).  SG&A at Concha y Toro mainly includes advertising and promotional expenses, salaries of administrative and sales personnel, general expenses, export commissions, insurance and maintenance. SG&A increased by Ch$4,041 million, or 8.8% year over year, to Ch$50,072 million in 2006 from Ch$46,032 million in 2005.  As a percentage of revenues, SG&A increased to 23.2% from 22.4% in 2005, reflecting an increase in export-related expenses in line with larger volumes and higher expenses from Concha y Toro UK and Trivento (the foreign subsidiaries), in line with their expansion in volumes and the strengthening of the commercial areas.

          Operating Income.  Operating income decreased 4.4% to Ch$24,323 million compared to the Ch$25,432 million in 2005. The operating margin decreased from 12.4% to 11.3%, explained by the impact of the sharp appreciation of the Chilean peso on dollar-denominated revenues, the increase on average wine costs (affecting first half costing) and the increase in SG & A as a percentage of sales.

          Non-Operating Income.  Non-operating income decreased to Ch$956 million from Ch$3,472 million in 2005.  This result is mainly explained by the decrease in other non-operating income as compared to the 2005 figure, which included a gain corresponding to the sale in advance of forward contracts held by the company of approximately  Ch$2,573 million.

          Non-operating Expenses (Excluding Price Level Restatement and Foreign Exchange Differences). Non-operating expenses decreased 17.8% to Ch$4,744 million from Ch$5,769 million. This resulted mainly from a decrease in other non-operating expenses partly compensated by higher interest expenses. Other non-operating expenses decreased from Ch$2,056 million in 2005 to Ch$377 million in 2006; the 2005 figure included expenses related to extraordinary provision. Interest expense increased from Ch$3,640 million to Ch$4,294 million due to an increase in financial debt of Ch$5,009 million. The Company raised its short-term debt to banks and financial institutions to finance working capital needs.

          Price level restatement and Foreign Exchange Differences.  Price level restatement and foreign exchange differences produced a loss of Ch$98 million in 2006 compared to a loss of Ch$148 million in 2005. This is mainly due to a gain on foreign exchange differences of Ch$261 million in 2006 compared to a gain of Ch$32 million in 2005. For detail on Foreign Exchange Differences, see note 24 of Consolidated Financial Statements.

          Net Income.  Net income in 2006 of Ch$16,161 million decreased by Ch$3,278 million, 16.9%, as compared to  Ch$19,439 million in 2005.

Year ended December 31, 2005 compared to year ended December 31, 2004
Figures expressed in Chilean pesos (Ch$) as of December 31, 2006

          Revenues.  Total revenues increased 3.1% to Ch$205,596 million from Ch$199,410 million in 2004.  Revenues increased following stronger sales in the Chilean domestic market, higher sales from Concha y Toro UK and an increase in exports from Argentina.  Exports from Chile to third parties decreased as a result of the strong appreciation of the Chilean peso against the US dollar and euro.  Chilean peso appreciation against the US dollar was approximately 11.0% year-over-year.

          Domestic Revenues.  Sales in Chile increased 11.6% in 2005 to Ch$53,957 million from Ch$48,336 million in 2004.  Domestic revenues comprise local wine sales, which accounted for 87% of the revenues, and other revenues — principally fees for bottling services, sales of fruit and liquors.  Wine sales increased by 14.7%, and other income decreased 5.4% mainly due to lower fees from bottling services to third parties.

          Domestic wine sales (including coolers and bulk) increased 14.7% to Ch$46,926 million in 2005 from Ch$40,906 million in 2004.  Stronger sales were the result of a 1.3% increase in bottled volume and a 13.5% increase in the average price. Higher volume reflects a 1.4% increase in popular wines and a 14.7% rise in premium wines driven by larger sales of Casillero del Diablo and Trio. The 13.5% higher average price is the result of price increases mainly in the popular wine category following a higher wine cost in 2005.

          Export Revenues.  Sales abroad decreased by 0.4% to Ch$135,048 million in 2005 from Ch$135,657 million in 2004.  This decrease resulted from the appreciation of the Chilean peso against the U.S. dollar, the Euro and the Sterling Pound in approximately 11.0%, 10% and 14.7%, respectively, in 2005 (average relevant exchange rates for the Company).  The exchange effect offset the sales increase in U.S. dollars of  12.4%, consisting of a 10% increase in volume and a 2.4% increase in prices in U.S. dollars.

          During 2005 the Company continued consolidating its brand positioning and opening new business in key markets. Sales abroad by volume grew by  10% and were achieved with diversified growth in most of the geographic areas to which the Company exports. By volume, sales in Europe, the principal market region, rose 18% as a result of the good momentum the Company is maintaining in the UK and in the rest of Europe.  Shipments to Asia increased 21.6%. Central America/Caribbean grew 12.8% led by good performances in Mexico and Costa Rica among others. Volumes grew by 5.7% in South America. The volume shipped to the U.S. increased 1.7%.

          The 2.4% increase in the average price in U.S. dollars mainly reflects an improvement in the product mix being offered. The average price in Chilean pesos decreased by 9.3% as a result of the exchange rate effect.  For further information regarding the total amount of export sales, export sales and competition and principal export markets, See Item 4 — “Information of the Company — Business Overview — Company sales — Export markets.”

          Argentine Operations.  Total sales by the Company’s Argentine businesses increased 7.6% to Ch$16,590 million following a 37.5% increase in exports, partially compensated by a 26.3% decrease in domestic sales.

          Export revenue growth is mainly explained by the increase in volume. Trivento’s exports of wine by volume increased 59% reaching 1,238,000 cases. Trivento grew across all regional markets with a strong performance in European countries. Trivento consolidated its position as the second largest exporter of Argentine wines by volume in 2005.  This result was partially compensated as the average price in Chilean pesos decreased 10.9%, with this decrease reflecting the impact of the exchange rate appreciation. Trivento exports in US dollars increased 61% by value to US$19.3 million, with the average price stated in US$ rising 1.4%.

          The 26.3% decrease in domestic sales mainly reflects a 27% decline in volumes sold and a 1% increase in the average price in Chilean pesos.  The Company’s strategy has focused on improving profitability.  In 2005, the average price, in Argentine peso terms, increased by 14% (1% in Chilean pesos) as compared to 2004. The higher average price had an impact on volumes, with these declining by 27% to 548,200 cases.

          Cost of Sales.  Total cost of sales increased by 10.1% to Ch$134,132 million in 2005 from Ch$121,868 million for fiscal year 2004.  The cost of sales as a percentage of total sales increased to 65.2% from 61.1%, mainly reflecting the impact of the exchange rate on sales and a higher average cost of wine in 2005 as a result of increased grape prices for the 2005 vintage.

          Cost of sales increased by Ch$12,264 million as a result of: a) an increase in volumes sold representing 66.5% of the increase or Ch$8,156 million; b) an increase in the cost of raw materials, mainly a higher wine cost representing 25.2% of the increase or Ch$3,090 million (wine cost for the period increased 21% as a result of the higher cost of grapes in the 2005 harvest); and c) an increase in the cost of the Argentine operation representing 8.3% of the increase or Ch$1,018 million.

          Gross Profit.  Gross profit decreased 7.8% to Ch$71,463 million in 2005 from Ch$77,542 million in 2004.  As a percentage of sales, the gross margin decreased to 34.8% from 38.9%, mainly reflecting the impact of the Chilean peso appreciation on foreign currency denominated revenues and the higher wine cost mentioned above.

          Selling, General and Administrative Expenses (SG&A).  SG&A at Concha y Toro mainly includes advertising and promotional expenses, salaries of administrative and sales personnel, general expenses, export commissions, insurance and maintenance. SG&A increased by Ch$643 million, or 1.4% year over year, to Ch$46,032 million in 2005 from Ch$45,389 million in 2004.  As a percentage of revenues, SG&A decreased to 22.4% from 22.8% recorded in 2004, reflecting a slightly lower rate of SG&A growth in Chile compared to sales and a decrease in expenses in the Argentine subsidiary.

          Chilean business derived SG&A increased by Ch$940 million.  Higher remunerations and higher marketing expenses mainly explain this increase as the company continues to support growth across all business areas,  including stronger marketing expenses at Concha y Toro UK to develop sales in its highly competitive market.

          SG&A for the Argentine business decreased by Ch$297 million, mainly reflecting a decrease in marketing expenses and other selling and administrative expenses with larger export volumes.

          Operating Income.  Operating income decreased 20.9% to Ch$25,432 million compared to Ch$32,153 million in 2004. The operating margin decreased from 16.1% to 12.4% following the contraction in the gross margin as a result of the strong appreciation of the Chilean peso and its impact on foreign currency revenues and a higher cost of wine for 2005.

          Non-Operating Income.  Non-operating income increased 343.1% to Ch$3,472 million from Ch$784 million in 2004.  This result is mainly explained by the increase in other non-operating income resulting from a gain of Ch$2,573 million on the sale in advance of forward contracts held by the Company.

          Non-operating Expenses (Excluding Price Level Restatement and Foreign Exchange Differences).  Non-operating expenses increased 148.8% to Ch$5,769 million from Ch$2,319 million. This resulted from (1) an increase in interest expense from Ch$1,814 million to Ch$3,640 million mainly due to an increase in financial debt of Ch$27,891 million to finance the investment program and working capital; and (2) an increase in other non-operating expenses related to extraordinary provisions.

          Price level restatement and Foreign Exchange Differences.  Price level restatement and foreign exchange differences produced a loss of Ch$148 million in 2005 compared to a loss of Ch$1,509 million in 2004. This is mainly due to a gain on foreign exchange differences of Ch$32 million in 2005 compared to a loss of Ch$1,542 million in 2004. For detail on Foreign Exchange Differences, see note 24 of Consolidated Financial Statements.

          Net Income.  Net income in 2005 of Ch$19,439 million decreased by Ch$4,561 million, 19.0%, as compared to Ch$24,000 million in 2004.

          U.S. GAAP Reconciliation.  Net income under U.S. GAAP for 2006, 2005 and 2004 was Ch$16,111 million, Ch$21,339 million and Ch$24,233 million, respectively, whereas the amounts reported under Chilean GAAP were Ch$16,161 million, Ch$19,439 million and Ch$24,000 million, respectively. Differences result mainly from U.S. GAAP adjustments for the reversal of goodwill amortization, the reversal of the depreciation generated by technical revaluation of fixed assets under Chilean GAAP, the recording of deferred income taxes in accordance with SFAS 109 and the reversal cumulative translation adjustment.

          Total shareholders’ equity under U.S. GAAP for 2006, 2005 and 2004 was Ch$179,482 million, Ch$170,933 million and Ch$159,116 million, respectively, and compared to Chilean reported amounts of Ch$182,156 million, Ch$173,724 million and Ch$165,047 million, respectively.  The main differences between shareholders’ equity under U.S. GAAP and Chilean GAAP are the reversal of revaluation of fixed assets, the recording of deferred income taxes and capitalized interest and the accrual of a 30% minimum dividend.

          For further details regarding these and other differences between Chilean GAAP and U.S. GAAP, see Note 37 to the Consolidated Financial Statements, par. 1 k) effects of conforming to US GAAP.

B. Liquidity and Capital Resources

          Liquidity

          In 2006, the Company’s main source of liquidity was cash generated by its operating  activities, which amounted to Ch$28,377 million. In 2005 the main source of liquidity was generated by financing activities, Ch$20,450 million, while in 2004, the main source of liquidity was cash generated by operating activities of Ch$14,522 million. In the Company’s opinion, its working capital of Ch$81,943 million as of December 31, 2006 is sufficient for the Company’s present requirements.

          On December 31, 2006, the Company had Ch$1,991 million of cash, time deposits and other cash equivalents and approximately Ch$116,048 million available under undrawn bank lines of credit.

          Prior to the effect of inflation in cash and cash equivalent, the Company generated positive cash flow for year 2006 of Ch$ 603 million. Net cash flows used in 2005 and 2004 was negative Ch$176 million and Ch$651 million, respectively. The effect of inflation decreased cash and cash equivalents in Ch$90 million, Ch$249 million and Ch$85 million in 2006, 2005 and 2004, respectively.

          Net cash flows from operating activities were Ch$28,377 million in 2006, Ch$13,008 million in 2005 and Ch$14,522 million in 2004.  Net cash flow used in financing activities was Ch$1,848 million in 2006, while net cash flows originated from financing activities were Ch$20,450 million in 2005 and  Ch$10,691 million in 2004.  Net cash flows used in investing activities was Ch$25,925 million in 2006, Ch$33,634 million in 2005 and Ch$25,864 million in 2004.

          There are no material restrictions, either legal or economic, that would limit the ability of subsidiaries to transfer funds to the Company in the form of cash dividends, loans, or advances.

          The Company’s total assets increased 9.2% from Ch$314,430 million at December 31, 2005 to Ch$343,276 million at December 31, 2006.  The increase in total assets is due to an increase in current assets (mainly accounts receivable) and fixed assets involving the acquisition of new vineyards, construction and infrastructure.

          Current liabilities increased 23%, to Ch$87,511 million at December 31, 2006 from Ch$71,164 million at December 31, 2005, mainly as a result of an increase in short term debt to banks and financial institutions and an increase in accounts payable.  Long-term liabilities increased to Ch$73,598 million at December 31, 2006 from Ch$69,532 million at December 31, 2005.

          Long term liabilities increased from Ch$38,308 million in 2004 to Ch$69,532 million in 2005 , due to an increase in long term debt as a result of a 21-year bond placement. The Company will repay its debt with cash generated by its operating activities. The increase in long term financial debt results from financing the capital expenditure program and working capital in 2005.

          On April 26, 2005, Concha y Toro placed a 21-year bond for Unidad de Fomento (UF) 2 million (as of December 31, 2006 Ch$36,673 million) on the local market at an  interest rate of 3.9% per annum.  The amortization of this bond will be done on semi-annual installments beginning October 2009, and interest payments will be done on a semi-annual basis starting April 2005. The proceeds (35%) were used to repay financial debt, mainly at short term, and the remaining (65%) to finance new investments for supporting future growth.   Covenants associated with the issuance of bonds payable are detailed in Note 28 to the Financial Statements – Contingencies and Restrictions. Bond covenants require the Company to maintain certain financial ratios. Among them, the Company is required to (1) maintain an indebtedness ratio (the ratio of current and long-term liabilities to shareholders’ equity plus minority interest) no greater than 1.4 times; (2) maintain, at all times, during the life of the present bond issuance, minimum equity of five million UF; and (3) maintain at all times an interest coverage ratio (the ratio of operating income plus depreciation plus operating amortization to interest expenses) of a minimum of 2.5  times.  As of December 31, 2006 the Company complies with all covenants required and has a consolidated indebtedness ratio of 0.88 times, equity of Ch$182,156 million or 9.9 million UF, and the interest coverage ratio is 8.3 times.

          As of December 31, 2006 the Company’s total interest-bearing financial debt amounted to Ch$95,714 million of which, Ch$33,682 million was short term debt and Ch$62,032 million was long term debt with maturities to 2010 for its bank debt and 2026 for the bond debt.  Of total financial debt, approximately 83.4% was fixed-rate debt and 16.6% was variable-rate debt.  The fixed-rate debt of Ch$79,854 million has an average interest rate of 4.7% with maturities through 2026. The Company’s floating-rate debt, which totaled Ch$15,860 million, was denominated in Pesos, Dollars, Euros, Sterling Pounds and Argentine Pesos.  The Company has not used any type of financial instrument to minimize interest rate risk exposure but is considering hedging as a means to mitigate this risk.

          For further detail on interest bearing debt as of December 31, 2006, see Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

          Capital Expenditures

          Total capital expenditures which include additions to property, plant and equipment and other permanent investments were Ch$19,883 million (US$37 million) in 2006, Ch$31,299 million in 2005 and Ch$24,085 million in 2004.  Capital expenditures in 2006 in the agriculture area were oriented to the development and planting of vineyards in estates purchased in 2005. Investments in the oenology and industrial areas included the addition of vinification and cellar capacity and the expansion of the bottling plant in Pirque. In Argentina, new investment was oriented to vineyard development and cellar facilities. For 2007, the Company established a capital expenditure budget of Ch$26,000 million (approximately US$50 million), that includes the planting of new land, the construction of storage and fermentation facilities, expansion of the bottling plants and the acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines.  Also, funds will be oriented toward the expansion of the capacity of Viña Trivento in Argentina. The following table sets forth the Company’s capital expenditures for the different areas for the years ended 2004-2006 and planned capital investment for 2007.

	Capital Expenditures(1)
	(in million Chilean pesos (Ch$) as of December 31, 2006)

Area:	2004	2005	2006	2007E

Agriculture(2)	7,847	13,989	5,958	6,230
Oenology, technical and bottling facilities	9,593	12,570	10,463	13,589
Viña Trivento (Argentina)	3,623	2,100	1,899	4,927
Administration and other subsidiaries	1,948	1,799	1,562	1,254
Other permanent investments(3)	1,074	842	—	—

Total	24,085	31,299	19,883	26,000

(1)	The investment figures in this table correspond to amounts net of V.A.T., while figures in the Consolidated Statements of Cash Flows include V.A.T.

(2)

Agriculture expenditures consist of investments in agricultural equipment and activities in order to develop new vineyards and bring them to commercial production, and to maintain or expand production at existing vineyards.

(3)	Principally correspond to the investment in the affiliated Industria Corchera.

          The Company expects to continue planting wine vines and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile and in Argentina.  Funds will also be used to increase the capacity of the Company’s vinification and storage facilities including the acquisition of French and American oak barrels.  The Company has a capital expenditure budget of approximately US$25 million as of 2008.

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

          Company exports are mostly denominated in U.S. dollars, although they are also denominated in Euros, Sterling Pounds, Canadian dollars and Argentine pesos (sales of the Argentine subsidiaries).  Total revenues from exports including exports to third parties and sales of the foreign subsidiaries as a percentage of total revenues were 76.9 % in 2006, 73.8% in 2005 and 75.7% in 2004. To the extent that U.S. dollar-denominated revenues exceed U.S. dollar-denominated operating costs, the Company’s results of operations will be impacted by the difference between the changes in exchange rates and the Chilean rate of inflation.  The Company purchases bottles, corks and Tetra Brik containers in prices set in U.S. dollars.

          To the extent that the Chilean peso depreciates against the U.S. dollar at a lower rate than the rate of Chilean inflation, the Company’s export sales will increase less than inflation adjusted peso costs, and margins as reported in Chilean pesos will decrease.  The reverse situation would occur with respect to domestic sales denominated in Chilean pesos and related U.S. dollar denominated costs.  The rates of nominal appreciation of the Chilean peso against the U.S. dollar in 2004, 2005 and 2006 were 11.9%, 8.2% and 5.3%, respectively (average annual exchange rates). The Chilean price-level restatement factors for the same periods were 2.5%, 3.6% and 2.1% respectively.

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

a) Allowance for Doubtful Accounts:

          The Company maintains allowances for doubtful accounts.  Possible loss estimates are based on a case-by-case evaluation of past due amounts of more than six months.  In addition to the aging of the receivable, the Company considers historical loss experience.  Other factors are also considered, including general economic environment of the wine industry.  Historically, bad debt write-offs have not been significant and are within the parameters for the wine industry.

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

          The Company believes its tax positions comply with the applicable tax laws and that it is adequately provided for all tax related matters. The Company is subject to examination by taxing authorities in the various jurisdictions in which it files tax returns. Specifically, the Company is routinely under examination by the Internal Revenue Service. The current examination includes the years 2001 through 2006. Matters raised upon audit may involve substantial amounts and could result in material cash payments if resolved unfavorably; however, management does not believe that any material payments will be made related to these matters within the next year. Management considers it unlikely that the resolution of these matters will have a material adverse effect on its results of operations.

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

f) Investments in foreign subsidiaries:

          The investments in the Argentine subsidiaries, Trivento and Finca Lunlunta, are recorded in accordance with BT 64 of the Chilean Institute of Accountants. Under this pronouncement the financial statements of foreign subsidiaries, which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations must be remeasured into US dollars and translated to Chilean pesos at the year-end exchange rate. As a result, no effect is given to price level restatements based on inflation in this country and the US dollar is considered to be the functional currency of these operations. Accordingly, the financial statements of the Argentine subsidiaries are prepared in accordance with Chilean GAAP except for the application of monetary correction and then remeasured into US dollars as follows:

•	Monetary assets and liabilities are translated at year-end exchange rate.
•	All non-monetary assets and liabilities and shareholders’ equity are expressed at historical US dollars;
•	Income and expense accounts at the average exchange rate of the month in which the transactions occur;
•	The resulting exchange adjustments are included in the results of operations.

          The resulting US dollar amounts are then translated to Chilean pesos at the observed exchange rate of the US dollar in relation to the Chilean peso at the balance sheet date. The net equity in the foreign subsidiaries in Chilean pesos is compared to the investment valued by the equity method at the beginning of the year, as adjusted for price level changes in Chile during the year. Any difference between the Company’s participation in the equity of the subsidiaries and the investment therein as adjusted for Chilean inflation, arises from exchange adjustments, which are included in the Cumulative translation adjustment account in the equity section of the balance sheet under Chilean GAAP.

C. Research and Development

          Research and development activities do not involve significant expenses, since, to a large extent, the Company relies on agreements with domestic and foreign firms and institutes for technical assistance and technology transfer.

          Since 2006, Concha y Toro has been part of the “Consorcio Tecnológico Empresarial de la Vid and Vino Vinnova”, composed of other companies in the industry associated with “Viñas de Chile” and local universities, Universidad Católica de Chile (Santiago) and Universidad de Concepción. Through these institutions the Company has channeled investigations into the fields of agriculture and enology.  Also, Conicyt’s Fondef project “Water management technologies for sustainable intensive agriculture” remains up to date. The initiative aims to improve current irrigation practices by taking corrective measures to optimize water and energy usage and thus develop advanced, sustainable and efficient management of agriculture.

D. Trend Information

          The most significant trend affecting the Chilean wine industry and the Company’s results currently and in the past three fiscal years has been the strong appreciation of the Chilean peso, with an important impact on an industry that exports around 60% of its production. On another front, the industry has faced increasing competition in both the domestic and the export markets as a result of a global oversupply of wine.

          In the domestic market, the Company has faced a challenging market situation of increasing competition  with sluggish consumption in the massive wines segment in favor of its main substitute - beer. The Company has sustained volume growth, backed by strong brands and a commercial strategy designed to cope with market aggressiveness.

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

F. Tabular Disclosure of Contractual Obligations

The table below is a summary of the Company’s contractual obligations as of December 31, 2006:

	Payments due by period

	Total	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 Years

	( in millions of Ch$ )
Contractual Obligations
Long Term Debt Obligations (1)	82,108	8,510	32,009	10,309	31,280
Operating Lease Obligations (2)	4,755	382	1,167	755	2,452
Capital Lease Obligations	59	28	31	—	—
Interests Payables from Banks and bonds obligations(3)	19,750	592	5,762	5,517	7,878
Purchase Obligations (4)	35,208	22,292	11,047	1,576	294

Total	141,880	31,804	50,016	18,157	41,904

(1) Includes Payables to Banks, bonds, leasing, related accounts, provisions and taxes.
(2) Corresponds to obligations due to the lease of country property.
(3) Corresponds to payables to banks and bonds interests, whose rate of interest is fixed and variable.
(4) Corresponds to payment obligations of investments in process and purchase obligations related to grape contracts.

As explained under Item 11 — “Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk”, 83.4% of total liabilities are subject to a fixed rate of interest.

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

          The following table lists each director of the Company, his current position, his age as of May 31, 2007, years with the Company and year of appointment to the Board of Directors:

Name	Position	Age at May 31, 2007	Years with the Company	Current Position Held Since

Directors:
Alfonso Larraín Santa María	Chairman	70	37	1998
Rafael Guilisasti Gana	Vice Chairman	53	28	1998
Mariano Fontecilla de Santiago Concha	Director	82	32	1995
Francisco Marín Estévez	Director	68	24	1982
Pablo Guilisasti Gana	Director	52	2	2005
Sergio de la Cuadra Fabres	Director	65	2	2005
Christian Skibsted-Hansen Cortés	Director	43	2	2005

          The following provides biographical information about the Directors of the Company.

Alfonso Larraín, Chairman
Company director since  1969.  General Manager from 1973 to 1989 and Vice-Chairman from 1989 to 1998.  In his long career at the winery, he has worked on implementing an aggressive policy of opening up new markets.  When he became Chairman in September 1998, the Company’s focus changed to one of enhancing its prestige in its major markets as a producer of fine wines.  He is also director of Viñedos Emiliana and the Santiago Chamber of Commerce and is the President of Fundación Cultura Nacional.

Rafael Guilisasti Gana, Vice Chairman
Rafael Guilisasti has been a director and vice-chairman of the board of Viña Concha y Toro since September 1998. Mr. Guilisasti has a wide and outstanding experience in the Chilean wine industry. He joined Viña Concha y Toro in 1977 and became its Export Director between 1985 and 1998, a period of great expansion for the Company in the international markets. He was chairman of Viñas de Chile between 1986 and 2003, an industry association bringing together approximately 85% of the Chilean wine-producers and whose object is to promote Chilean wines in the international markets and review political and legal matters affecting the Chilean wine industry. At the present time, Rafael Guilisasti is a director of Viñas de Chile.

His experience in the financial area includes the positions of chief executive officer of Viñedos Emiliana S.A., a company mainly focused on wine exports, director of Frutícola Viconto, a fruit exporting company and director of Viña Almaviva. In April 2005, he was elected as First Vice-President of the Elective Council of Sociedad de Fomento Fabril (the Chilean manufacturers’ association).

Mariano Fontecilla De Santiago Concha, Director
Law studies.  Former Chilean ambassador to Norway, Spain and Italy.  Direct descendant of the first Marqués de Casa Concha and of the founder of the Company, Don Melchor Concha y Toro.  Made an honorary member of the Chilean Brotherhood of Wine for his contribution to Chilean wines. Director of the Company for several periods, initially in 1949 yet most recently since 1995. Former president of Viñedos Emiliana 1998-2004.

Francisco Marín Estévez, Director
Agricultural Engineer. He has served as director of the Company since 1982. Broad experience in the private sector.  Director of the Company CGE Distribución (Compañía  General de Electricidad) and  Director of  Gasco S.A. .

Pablo Guilisasti Gana, Director
Commercial Engineer.  Vice Chairman of Frutícola.  Between 1986 and 1999 he was General Manager of  Frutícola and in 1999 elected Director. Frutícola was a former subsidiary of the Company, the shares of which were distributed to the existing shareholders of the Company in 1986.  Frutícola produces, markets and exports fresh and frozen fruits and vegetables.  Between 1998 and 2004 he was Director of Viñedos Emiliana. He also contributes as director of the Fundación para el Crecimiento Matrimonial (Foundation for Marriage Growth); director of the Fundación Ayuda y Esperanza (Aid and Hope Foundation) and advisor to the Fundación Juan Pablo II (John Paul II Foundation).

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

Nils Christian Skibsted-Hansen Cortés, Director
Mr. Skibsted is a commercial engineer and MBA from the Universidad Adolfo Ibáñez. He is currently fund development  manager of IM Trust, director of Mifactory Venture Capital Fund, Latin America, and former managing director of this Fund. During his professional career, he has worked in companies like Procter & Gamble, and Monsanto/Gargiulo Inc. where he was the South American Operations Director.

Senior Management

           The following table lists each executive officer of the Company, his or her current position, his or her age as of May 31, 2007, years with the Company and year of appointment as an executive officer:

Name	Position	Age at May 31, 2007	Years with the Company	Current Position Held Since

Eduardo Guilisasti Gana	General Manager (Chief Executive Officer)	54	28	1989
Goetz Von Gersdorff	Technical Director	79	44	1993
Andrés Larraín Santa María	Agricultural Manager	68	33	1978
Carlos Saavedra Echeverría	Engineering and New Projects Manager	62	33	1992
Osvaldo Solar Venegas	Administration and Finance Manager (Chief Financial Officer)	45	19	1992
Cristián Ceppi Lewin	Corporate Export Manager South Zone	40	16	2001
Thomas Domeyko Cassel	Corporate Export Manager North Zone	40	13	2001
Tomás Larraín León	Corporate Export Manager USA	40	16	2007
José Antonio Manasevich G.	Operations Manager	41	14	1996
Carlos Halaby Riadi	Oenology Manager	54	17	1997
Enrique Tirado Santelices	Head Oenologist Don Melchor	40	14	2001
Daniel Duran Urízar	Technology and Information Manager	35	12	2001

Name	Position	Age at May 31, 2007	Years with the Company	Current Position Held Since

Isabel Guilisasti Gana	Marketing Manager Origin Wines	49	10	2004
Giancarlo Bianchetti G.	Marketing Manager Global Brands	35	7	2004
Subsidiaries
Cristián Canevaro Jaramillo	General Manager Comercial Peumo	46	5	2006
Adolfo Hurtado Cerda	General Manager Viña Cono Sur	36	10	2000
Andrés Izquierdo Bacarreza	General Manager Trivento	32	7	2006
Cristián López Pascual	General Manager Concha y Toro UK	35	11	2005

The following provides biographical information about the executive officers of the Company.

Eduardo Guilisasti Gana, Chief Executive Officer
Civil Engineer.  Joined the Company in 1978 as Commercial Manager.  Appointed CEO in 1989.  Under his leadership the Company initiated a broad vineyard and cellar-oriented investment plan and expansion in the export markets.  Highlights of this period include the Company’s consolidation of a worldwide sales network that includes 115 countries and the strengthening of the leadership position in the sale of fine wines in each market segment and the strong growth and increase in the market value of the Company.  In addition, through the adoption of viticulture research and technology, the winery has transformed into a leader in the industry.  He is a director of Viña Almaviva.

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

Andrés Larraín Santa María, Agricultural Manager
Agriculture Manager since 1978 and responsible for advancing new grape types and plantings as well as running of every vineyard.  Directs a multidisciplinary team including executives, technicians, administrative staff and skilled labor.  He is the Chairman of Frutícola.

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

Cristián Ceppi Lewin, Corporate Export Manager South Zone
Commercial Engineer.  Began his career at the Company as Product Manager for the Fressco and Tocornal ranges.  Assumed the position of Marketing Sub-Manager for liquors and in 1992 became Marketing Sub-Manager for popular wines. Held the position of Marketing Manager from 1994 to 1996.  Commercial Manager until assuming the position of General Manager at Comercial Peumo S.A.  In December 2000, he was appointed Export Manager for the South Zone, and in 2006 he was appointed Corporate Export Manager.

Thomas Domeyko Cassel, Corporate Export Manager North Zone
Commercial Engineer.  Joined the Company in January 1994 as Deputy CFO.  Appointed International Business Manager in 1996.  Moved to Mendoza, Argentina in 1997 as General Manager of Viña Trivento.  Appointed Export Manager for the North Zone in December 2000 and Corporate Export Manager in 2006.

Tomás Larraín León, Corporate Export Manager US
Agricultural Engineer.  In 1991, joined Concha y Toro’s  agricultural area. In 1995, he was named Agricultural Deputy Manager.  Between 2001 and 2006, he was General Manager of Trivento Viñedos y Bodegas in Argentina. In February 2007, was appointed Corporate Export Manager for the US market.

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

Enrique Tirado, Oenologist Don Melchor
Oenologist. On joining the Company in 1993 he started working with varietal ranges, Casillero del Diablo and Marqués de Casa Concha. He rose to head winemaker in 1997, responsible for every line of premium wine, including Amelia and Don Melchor. In 1999, his extraordinary enological sensitivity led to his appointment as winemaker for Don Melchor.

Isabel Guilisasti, Marketing Manager Origin Wines
A graduate of the Catholic University with a degree in Art and with advanced studies in marketing. In 1998, she was appointed marketing manager of Viña Cono Sur and in 2000 she took over as Director of Communications of Concha y Toro. In 2001 was named assistant manager for International Marketing of Fine Wines responsible for Concha y Toro’s ultra premium brands. In 2004 was named Marketing Manager Origin Wines.

Giancarlo Bianchetti, Marketing Manager Global Brands
Commercial Engineer.  Joined the Company’s marketing department in 2000. In 2001, he took responsibility for the brands Casillero del Diablo, Frontera and Sunrise. He has headed the promotion and global campaign for Casillero del Diablo. In 2004 named Marketing Manager Global Brands.

Subsidiaries

Cristián Canevaro Jaramillo, General Manager Comercial Peumo
Commercial Engineer.  Joined the Company in 2002 as Commercial Manager of Comercial Peumo. In June 2006, was appointed General Manager of this subsidiary, responsible for the sales, marketing, administration, distribution and logistics in the domestic Chilean market.

Adolfo Hurtado Cerda, General Manager Viña Cono Sur
Agricultural Engineer, oenologist.  In 1997, Adolfo Hurtado joined Viña Cono Sur, as head oenologist of this subsidiary founded in 1996.  In 2000, he was appointed General Manager.  Under his direction, Viña Cono Sur has experienced strong growth with the development of a portfolio of wines recognized for their quality and constant innovation.

Andrés Izquierdo Bacarreza, General Manager Trivento Bodegas y Viñedos
Commercial Engineer.  Joined the Company in 1999 as Head of Finance.  In December 2000, he joined the team that started the operation of Concha y Toro UK as Co-Manager of the subsidiary in the position of Finance and Logistics

Director. In January 2005, he was appointed General Manager of Administration and Finance of Viñedos Emiliana. In January 2006, he was appointed General Manager of Trivento Bodegas y Viñedos, the Argentine subsidiary.

Cristián López Pascual, General Manager Concha y Toro UK
Publicist. In 1996, joined the marketing department of the export division.  In December 2000 he joined the team that started the operation of Concha y Toro UK as Co-Manager of this subsidiary in the position of Commercial Director.  In 2005, he was appointed General Manager of Concha y Toro UK.

B. Director and Officer Compensation

          In accordance with the Company’s By-Laws, directors’ compensation for any given fiscal year is determined annually at the general shareholders’ meeting occurring in the immediately following fiscal year.  Compensation paid in 2006 in respect of 2005 equaled 1.5% of the net profits of the Company.  The amount of 300 UF per month has been allocated to cover the executive responsibilities of the chairman of the Board.

          The following table sets forth the compensation paid to each of the directors of the Company in 2006.

Directors’ Compensation Paid in 2006

Total Compensation (in thousands of Ch$)

Attendance:
Alfonso Larraín Santa María	41,288
Rafael Guilisasti Gana	41,288
Francisco Marín Estévez	41,288
Mariano Fontecilla de Santiago Concha	41,288
Sergio de la Cuadra Fabres	27,525
Pablo Guilisasti Gana	27,525
Christian Skibsted-Hansen Cortés	27,525
Sergio Calvo Salas (1) 13,763
Eduardo Morandé Fernández (1)	13,763
Albert Cussen Mackenna (1)	13,763
Remuneration:
Alfonso Larraín Santa María	65,465
Remuneration Directors’ Committee:
Rafael Guilisasti Gana	3,297
Sergio de la Cuadra Fabres	1,832
Christian Skibsted-Hansen Cortés	1,832
Francisco Marín Estévez (2)	1,096
Albert Cussen Mackenna (2)	1,461

Total	363,999

(1)	Company Director until April 2005, receiving the corresponding proportional remuneration in year 2006.
(2)	Directors Committee member until April 2005 receiving the corresponding proportional remuneration in year 2006.

          For the year ended December 31, 2006, the aggregate amount of compensation paid by the Company to senior managers, managers, and to managers of the Company subsidiaries, totaling 74 executives, was approximately Ch$4,713 million. Individual senior managers compensation disclosure is not required under Chilean law and it is not otherwise publicly disclosed by the Company.

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

          The Directors’ Committee convened on eight separate occasions during the fiscal year 2006.  Among the issues addressed were:

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

•	Examination of the system of remuneration and the compensation plans for managers and senior management;
•	Advances of the norms implementation for the law Sarbanes-Oxley;
•	Preliminary audit report for fiscal year 2006; and
•	Designation and hiring services of independent consultants for the Directors Committee;

          An annual budget of Ch$20 million for Committee operations was approved at the Shareholders’ Meeting on April 25, 2006. In 2006, the Committee also contracted services of independent consultants costing Ch$7.9 million.

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

          In accordance with the implementation period for Sarbanes-Oxley, on July 28, 2005, the Company designated from among its members the persons who would comprise the Audit Committee required by Sarbanes-Oxley.  The members of the Audit Committee are: Sergio de la Cuadra Fabres, Christian Skibsted-Hansen Cortés and Rafael Guilisasti Gana, who are the same directors who comprise the Director’s Committee.  Sergio de la Cuadra Fabres and Christian Skibsted-Hansen are independent directors while Rafael Guilisasti is not independent. Mr. Guilisasti is relying on an exemption of the Listing Standards relating to Audit Committees of Rule 10A-3 promulgated under the Exchange Act.

          We currently do not have a separate remuneration committee; however, the Company’s Directors’ Committee carries out the functions usually performed by this committee.  It also promotes auditor independence by prohibiting auditors from providing certain non-audit services while conducting audits.  The Company’s existing oversight and corporate governance practices fully honor the spirit and requirements of Sarbanes-Oxley reforms in many respects.  For instance, auditor independence has been strengthened with the adoption of an auditor independence policy by the Company.  See Item 16.A. — “Audit Committee Financial Expert.”

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

Section	NYSE Standards	Viña Concha y Toro Practices Pursuant to Chilean Regulations

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

D. Employees

          As of December 31, 2004, 2005 and 2006, the Company Chilean operation had 1,611, 1,708 and 1,742 employees, respectively.  Personnel employed in the foreign subsidiaries totaled 293 employees. Of the Chilean workforce at December, 2006, 714 were laborers and 1,028 held administrative and sales positions.  The Company also hires temporary workers during the harvesting season, which in 2006 averaged 1,544 temporary workers.

          Eight labor unions represent an aggregate of approximately 432 of the Company’s employees (approximately 103 administrative employees, 60 sales employees, and 269 plant employees).  Labor relations with unionized personnel are governed by collective bargaining agreements negotiated in 2005-2006 that expire in 2007- 2009. The Company believes that it currently has a good working relationship with its labor unions; however, the Company is unable to predict the outcome of any future negotiations with such labor unions.

          In certain circumstances, the Company pays severance benefits equivalent to five labor days for each year of services rendered by the employee.  The Company has agreed with one labor union (representing twelve of its workers) to pay such severance benefits to their members in all circumstances.  Additionally, the Company has agreed with the 118 employees covered by one collective bargaining agreement to pay the equivalent of 5 days salary for each year of service in all circumstances.  Under Chilean law, all employees who are terminated for reasons other than misconduct are entitled to the basic payment of one month’s salary for each year worked, or a six-month portion thereof, subject to a limit of 11 months’ severance pay for employees hired after August 4, 1981.  Severance payments to employees hired before August 14, 1981 are not subject to this limit.

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

          All employees, including management, are entitled to a discount of 30% off the retail price on wine purchases from Company-owned facilities.  Each employee may buy no more than two cases per month.

          All of the Company’s administrative employees participate, directly or indirectly, in an annual bonus pool equal to 4.0% of net profits in proportion to their salary.

E. Share Ownership

          The following table reflects the number of shares owned indirectly by the directors and executive officers and their percentage ownership of the Company at April 30, 2007.  Executive officers not listed do not own shares.

Share Ownership of Directors and Senior Management(1)

	No. of Shares Owned	% of Total Subscribed Shares(2)

Eduardo Guilisasti Gana(3)	170,579,403	23.7%
Rafael Guilisasti Gana(3)	169,165,930	23.5%
Pablo Guilisasti Gana(3)	170,071,019	23.6%
Isabel Guilisasti Gana(3)	3,334,032	0.5%
Alfonso Larraín Santa María(4)	75,439,899	10.5%
Francisco Marín Estévez(5)	61,754,356	8.6%
Mariano Fontecilla de Santiago Concha(6)	27,172,906	3.8%
Christian Skibsted-Hansen Cortés(7)	7,909,733	1.1%
Goetz Von Gersdorff(8)	234,098	— (9)
Osvaldo Solar Venegas(10)	122,940	— (9)
Thomas Domeyko C. (11)	9,350	— (9)
Directors and Executive Officers in the aggregate	353,176,662	49.11%

(1)	Shares held indirectly through investment companies and not individually owned.
(2)	Calculated on the basis of 719,170,735 outstanding shares on April 30, 2007.
(3)

Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”) are the sons of Mr. Eduardo Guilisasti Tagle, the former Chairman of the Company.  Isabel Guilisasti Gana is the sister of the Family Principal Shareholders. Mr. Eduardo Guilisasti Tagle died on August 20, 1998.  The shares attributed to each Family Principal Shareholder include 82,889,605 and 83,418,897 shares held by Inversiones Totihue S.A. (“Totihue”) and Rentas Santa Bárbara S.A. (“Santa Bárbara”), respectively, as well as shares held directly or indirectly by members of such Family Principal Shareholder’s immediate family and affiliated entities.  Totihue and Santa Bárbara are controlled by the Family Principal Shareholders pursuant to powers of attorney granted by the board of directors of Totihue and Santa Bárbara.  Each power of attorney grants any two Family Principal Shareholders, acting together, the power to, among others, vote or direct the voting of, or dispose or direct the disposition of, the shares held by Totihue or Santa Bárbara, as the case may be.  Mr. Eduardo Guilisasti Gana is the Company’s General Manager, Mr. Rafael Guilisasti Gana is the Company’s Vice Chairman and Mr. Pablo Guilisasti Gana was elected director on April 26, 2005.  Mrs. Isabel Guilisasti Gana was named Marketing Manager Origin Wines on July, 2004. The address for Mr. Eduardo Guilisasti Gana and Mr. Rafael Guilisasti Gana is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The address for Mr. Pablo Guilisasti Gana is c/o Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile. The address for Mrs. Isabel Guilisasti Gana is Viña Concha y Toro S.A., Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The other Family Principal Shareholder Mr. José Guilisasti Gana  is neither director nor executive officer of the Company.  The address for Mr. José Guilisasti Gana is Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile.

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

(7)

Mr. Christian Skibsted is a Director of the Company. The number of shares attributed to Mr. Skibsted includes shares owned by members of his family and affiliated entities. Mr. Skibsted’s address is c/o Alcántara 857, Las Condes, Santiago, Chile.

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

(11)	Mr. Thomas Domeyko C. is Corporate Export Manager North Zone. Mr. Domeyko’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15,, Santiago, Chile.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

          The Company’s only outstanding voting securities are the shares of its Common Stock.  According to the Company’s shareholder records, the Company’s 719,170,735 shares of Common Stock outstanding were held by 767 shareholders of record as of April 30, 2007.  There are no differences in the voting rights of the shareholders.

          The principal shareholders of the Company are Rentas Santa Bárbara S.A. (“Santa Bárbara”), Inversiones Totihue S.A. (“Totihue”), AFP Habitat S.A., AFP Provida S.A., the Bank of New York (according to Circular 1375 issued by the S.V.S. on February 12, 1998, hereinafter “Circular 1375 S.V.S.,” which states that the Depositary shall be the shareholder of record of the shares underlying the ADS), Fundación Cultura Nacional (“Cultura Nacional”), Inversiones GDF S.A., AFP Summa Bansander S.A., AFP Cuprum S.A.,Constructora Santa Marta Ltda. (“Santa Marta”), Inversiones Quivolgo S.A. (“Quivolgo”), Citibank Chile (Third party account Chapter XIV), AFP Santa María S.A.,  La Gloria S.A. (“La Gloria”) and Foger Soc. Gestión Patrimonial Ltda.

          Santa Bárbara and Totihue are investment companies controlled by Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”).  Inversiones GDF S.A., Santa Marta, La Gloria, Quivolgo and Foger Soc. Gestión Patrimonial Ltda. are investment companies controlled by directors of the Company.  All of the principal shareholders, with the exception of The Bank of New York (according to Circular 1375 S.V.S.), the AFPs (Administradoras de Fondos de Pensiones, or “Pension Funds”), Citibank Chile are companies controlled by the directors or executive officers of the Company.

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

Direct Share Ownership of Principal Shareholders

	As of December 31st,				As of April 30, 2007

	2005		2006

Principal Shareholders	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares

Rentas Santa Bárbara S.A. (2)	83,407,522	11.60%	83,418,897	11.60%	83,418,897	11.60%
Inversiones Totihue S.A. (2)	82,864,605	11.52%	82,874,605	11.52%	82,889,605	11.53%
AFP Habitat S.A. (3)	49,239,296	6.85%	46,852,576	6.51%	46,852,576	6.51%
AFP Provida S.A. (3)	43,219,030	6.01%	41,684,468	5.80%	41,104,911	5.72%
The Bank of New York (1)	41,098,300	5.71%	31,168,400	4.33%	32,903,400	4.58%
Fundación Cultura Nacional (4)	25,954,278	3.61%	25,954,278	3.61%	25,954,278	3.61%
Inversiones GDF S.A. (5)	24,406,951	3.39%	24,439,851	3.40%	24,439,851	3.40%
AFP Summa Bansander S.A. (3)	20,327,756	2.83%	23,167,108	3.22%	24,091,082	3.35%
AFP Cuprum S.A. (3)	21,757,536	3.03%	21,615,679	3.01%	21,975,439	3.06%
Constructora Santa Marta Ltda. (6)	21,457,885	2.98%	21,457,885	2.98%	21,457,885	2.98%
Inversiones Quivolgo S.A.(7)	21,207,506	2.95%	21,207,506	2.95%	21,207,506	2.95%
Citibank Chile C. Terceros Cap. XIV	6,908,142	0.96%	15,554,562	2.16%	18,135,529	2.52%
AFP Santa María S.A. (3)	17,710,771	2.46%	17,115,634	2.38%	17,435,634	2.42%
La Gloria S.A.(7)	15,656,594	2.18%	15,656,594	2.18%	15,656,594	2.18%
Foger Soc. Gestión Patrimonial Ltda. (6).	13,911,063	1.93%	13,951,063	1.94%	13,951,063	1.94%

Total Largest 15 Shareholders	489,127,235	68. 01%	486,119,106	67.59%	491,474,250	68.34%

Other Shareholders	230,043,500	31.99%	233,051,629	32.41%	227,696,485	31.66%

Total	719,170,735	100.00%	719,170,735	100.00%	719,170,735	100.00%

(1)	Depositary Bank for the ADS.
(2)	Investment Company controlled by the Guilisasti Family (“Family Principal Shareholders”).
(3)	Chilean Pension Fund.
(4)	Cultura Nacional is a Chilean non profit institution. Shares are attributed to Mr. Alfonso Larraín, its Chairman.
(5)	Investment Company controlled by Mr. Mariano Fontecilla de Santiago Concha.
(6)	Investment Company controlled by Mr. Francisco Marín Estévez.
(7)	Investment Company controlled by Mr. Alfonso Larraín Santa María.

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

          According to information made available to the Company, on April 30, 2007, The Bank of New York, Depositary Bank for the ADS, represented 32,903,400 or 4.58% of the total shares of Common Stock of the Company at such date.

Related Party Transactions

          In the ordinary course of its business, the Company engages in transactions with its affiliates.  In addition, the Company has engaged in transactions with directors and executive officers of the Company.  The principal transactions with such related parties during the last three fiscal years are as follows:

          Viñedos Emiliana.  Viñedos Emiliana is a Chilean corporation (sociedad anónima abierta) which produces wines for export and domestic markets and is listed on the Chilean Exchanges.  Viñedos Emiliana was originally a subsidiary of the Company until 1986, when the Company distributed shares of Viñedos Emiliana to the Company’s then existing shareholders.  Although Viñedos Emiliana is a separate corporation, the Company and Viñedos Emiliana remain under common control.  Certain of the principal shareholders of the Company own directly and indirectly approximately 59.6% of Viñedos Emiliana’s outstanding capital stock and, additionally, the Company and Viñedos Emiliana have other common shareholders.  Viñedos Emiliana’s seven-member Board of Directors includes one of the Company’s seven directors (Alfonso Larraín Santa María).  Viñedos Emiliana and the Company have various business dealings, the most significant of which are described below.

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

          Viñedos Emiliana does not have its own bottling facilities.  Pursuant to a contract with Viñedos Emiliana, the Company bottles wine produced by Viñedos Emiliana.  This wine is sold by Viñedos Emiliana in export markets for its own account under Viñedos Emiliana’s labels.  The Company receives a per-bottle fee for bottling services provided to Viñedos Emiliana.  This fee is for the same amount as the Company would charge to an unrelated wine producer for bottling services.

          With the Company’s consent, Banfi, the Company’s exclusive distributor in the United States, also acts as the exclusive distributor for Viñedos Emiliana’s wines in the United States.

          In 2006, the Company recognized Ch$1,809 million in revenues from Viñedos Emiliana, or 0.8% of total revenues, including mainly revenues from sales in bottling fees and administrative services.  In 2006, the Company paid Viñedos Emiliana Ch$216 million in licensing fees.  The Company recognized revenues from Viñedos Emiliana of Ch$2,540 million in 2005 and Ch$3,175 million in 2004.  The Company paid Viñedos Emiliana Ch$216 million in 2005 and Ch$240 million in 2004 in licensing fees.

          From time to time, the Company engages in other transactions with Viñedos Emiliana, including purchases of wine in bulk at market prices, grapes and other raw materials. In 2006, 2005 and 2004 total purchases from Viñedos Emiliana totaled Ch$964 million, Ch$1,155 million and Ch$996 million, respectively. Since 2006, the Company has leased to Viñedos Emiliana a vineyard in production, the lease amounted Ch$1,531 million in 2006.

          Frutícola.  Frutícola is the Company’s principal customer for fruit.  In 2006, 2005, and 2004, the Company sold Ch$80 million, Ch$262 million and Ch$170 million, respectively, of fruit to Frutícola for export.  The Company also purchases grapes from Frutícola for vinification.  In 2006, 2005 and 2004, the Company purchased Ch$57 million, Ch$623 million and Ch$303 million of grapes from Frutícola, respectively.  Frutícola is a Chilean corporation (sociedad anónima abierta) listed on the Chilean Exchanges.  Frutícola was formerly a subsidiary of the Company until 1986 when the Company distributed Frutícola shares to the Company’s then existing shareholders.

          The Company and Frutícola are under common control.  Two of the Company’s seven directors are members of Frutícola’s seven-member Board of Directors (Rafael Guilisasti Gana and Pablo Guilisasti Gana).  Mr. Andrés Larraín Santa María, the Company’s Agricultural Manager, and Mr. Felipe Larraín Vial, son of the Company’s Chairman, are also directors of Frutícola.  Certain Principal Shareholders directly and indirectly own approximately 57.1% of the outstanding common stock of Frutícola.

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

          Industria Corchera is the primary cork supplier for the Company.  The Company purchased Ch$6,080 million, Ch$5,709 million and Ch$7,015 million of cork and other raw material from Industria in 2006, 2005 and 2004, respectively. The Company believes that the price and terms it receives from Industria Corchera are equivalent to those available from its other cork suppliers.  Mr. Osvaldo Solar Venegas, the Company’s CFO, and José Manasevich, Company Operating Manager, are directors of Industria Corchera.

          Viña Almaviva. Viña Almaviva is a 50-50 joint venture company between the Company and Baron Philippe de Rothschild.  The Company purchases from Almaviva used French oak barrels (used during one aging season) and the Almaviva wine that is sold in Chile through Comercial Peumo.  Total purchases from Almaviva in 2006, 2005 and 2004 were Ch$447 million, Ch$930 million and Ch$748 million, respectively.  In addition, the Company sells to Almaviva raw materials and services.  Sales to Almaviva totaled in 2006, 2005, and 2004, Ch$93 million, Ch$82 million and Ch$105 million, respectively.

          Related Transaction With Entities in Which the Directors and Executive Officers Have an Equity Interest. The Company purchases small quantities of grapes, plants and other services from entities in which several of its directors, executive officers or members of their families have interests.  In 2006, 2005 and 2004, the Company purchased an aggregate of approximately Ch$1,524 million, Ch$1,242 million and Ch$724 million, respectively, of such goods and services from such entities.

          Other. Article 89 of the Chilean Corporation Law requires that the Company’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market.  Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violation.  In addition, Article 44 of the Chilean Corporation Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the board of directors has been informed of such director’s interest and the terms of such transactions are similar to those prevailing in the market.  Chilean law requires that an interested director abstain from voting on such a transaction.  See Item 10 — “Additional Information — Estatutos (By-Laws) — Directors” for further information relating to conflict of interest transactions. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholder’s meeting.  Violation of Article 44 may result in administrative or criminal sanctions and civil liability to the Company and shareholders or interested third parties who suffer losses as a result of such violation.  The Company believes that it has complied with the requirements of Article 89 and Article 44 in all transactions with related parties during fiscal year 2006.

          For additional information concerning the Company’s transactions with affiliates and other related parties, see Note 6 to the Consolidated Financial Statements –Balances and Transactions with Related Parties.

ITEM 8:	FINANCIAL INFORMATION

          See Item 18 — “Financial Statements” and the financial statements referred to therein for consolidated financial statements and other financial information.

Wine Exports

          Viña Concha y Toro and  its subsidiaries export from Chile to 115 countries. Concha y Toro is the largest exporter in Chile.  The Company also exports wine from Argentina through the subsidiary, Trivento. Trivento is the second largest wine exporter by volume in Argentina. See “Item 4: Information on the Company –Company Sales – Export Markets; Argentine Business”.

          The following table presents wine exports by volume, in Chilean pesos and as a percentage of total sales for the last three years.

	Exports by Volume and Value

	2004	2005	2006

Exports (thousand – liters)	94,655	107,288	116,747
% of total sales	58.6%	60.1%	60.1%
Exports (Ch$million)	143,844	146,309	159,961
% of total sales	72.1%	71.2%	74.1%

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

          The Company’s dividend policy approved at the general shareholders’ meeting is to distribute 40% of net earnings.  For fiscal year 2006, interim dividends Nos. 224, 225 and 226 of Ch$2.50 per share were paid on September 29, 2006, December 29, 2006 and March 30, 2007, respectively. A final dividend No. 227 of Ch$1.50 per share was paid on May 18, 2007 against the profits of the 2006 fiscal year. Total dividends disbursed against the profits of 2006 fiscal year were 40.05% of net earnings.

          For fiscal year 2007, the Board approved to pay three provisional dividends of Ch$2.50 per share, charged against the profits for fiscal year 2007. These will be paid on September 28, 2007, December 28, 2007 and March 31, 2008, while the remaining profits up to a limit of 40% of the earnings shall be disbursed in May 2008.

          The above detailed dividend policy is the Board’s intent; however, fulfillment thereof will be contingent on cash flows.  Consequently, at the annual shareholders’ meeting, the Board shall solicit shareholder approval to modify the amounts and payment dates should the necessity arise.

          The following table sets forth the dividends paid per share of common stock and ADS in respect of each of the years indicated:

Fiscal year	Total Dividends Paid Ch$ per share (1)

2002	9.08
2003	10.34
2004	12.62
2005	10.60
2006	9.00

(1)

Dividends per share are expressed in historical pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year. The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.

Significat Changes

          No significant changes have occurred since the date of our last annual financial statements.

ITEM 9:	THE OFFER AND LISTING

          Prior to the offerings of the ADS and the shares of Common Stock in October 1994, there was no public market for such securities in the United States.  The Common Stock is currently traded on the Chilean Exchanges.  In 2006, trading on the Santiago Stock Exchange accounted for approximately 86.6% of the trading volume of the Common Stock in Chile.  The ADS are listed on the New York Stock Exchange and trade under the symbol “VCO.”

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

Annual High and Low Closing Sale Prices

	Chilean Pesos Per Shares(2)		U.S. Dollars Per ADS(3)

Year Ended December	High	Low	High	Low

2002	500.0	410.0	38.30	28.05
2003	695.0	475.0	49.93	31.65
2004	880.0	474.99	75.25	39.86
2005	1,120.0	695.0	99.50	26.00	*
2006	850.0	679.9	32.29	25.12

*	On October 3, 2005 the ratio of 1 ADR to common stock changed from 1:50, to 1:20

Quarterly High and Low Closing Sale Prices

		Chilean Stock Trading			ADR Trading

			Chilean Pesos Per Shares(2)				U.S. Dollars Per ADS(3)
		Share Volume(ooo) (1)			Share Volume(3)
Year	Quarter		High	Low			High		Low

2004
	1st Quarter	24,765.98	570.0	475.0	277,000		48.15		40.60
	2nd Quarter	18,197.35	630.0	515.0	196,000		49.10		39.86
	3rd Quarter	9,676.04	701.0	605.0	95,900		56.50		48.25
	4th Quarter	13,603.14	880.0	680.0	350,400		75.25		56.00
2005
	1st Quarter	16,713.19	920.0	780.0	205,800		78.25		67.25
	2nd Quarter	18,494.70	945.0	836.0	194,600		83.00		72.00
	3rd Quarter	21,238.96	1,120.0	890.0	195,600		99.50		78.00
	4th Quarter	28,361.41	900.0	695.0	1,246,800	*	34.24	*	26.00	*
2006
	1st Quarter	32,671.42	810.0	718.0	556,400		30.94		27.02
	2nd Quarter	17,295.78	770.0	679.9	430,800		29.55		25.12
	3rd Quarter	23,516.96	810.0	723.0	361,000		30.10		26.44
	4th Quarter	38,603.05	850.0	785.0	570,200		32.29		29.45
2007
	1st Quarter	35,606.37	985.0	800.0	444,700		36.72		29.81
	Moth ended
	November, 2006	10,886.17	830.0	785.0	69,600		31.50		30.30
	December, 2006	21,173.21	820.0	791.0	408,000		30.98		29.45
	January, 2007	14,918.45	985.0	800.0	203,000		36.72		29.81
	February, 2007	6,071.36	984.0	825.0	94,100		36.40		31.00
	March, 2007	14,616.57	940.0	840.0	147,600		35.10		30.76
	April, 2007	6,382.62	980.0	900.0	111,800		37.00		33.11

*	On October 3, 2005 the ratio of 1 ADR to common stock changed from 1:50, to 1:20. This means that the ADR price US$34.24 for the new ratio corresponds to 85.60 on the former ratio.

(1)	Source: Santiago Stock Exchange.
(2)	Source: Santiago Stock Exchange. Chilean pesos per share reflect nominal price at trade date.
(3)	Source: Monthly Report-The Bank of New York. Reflects actual high/low closing prices.

According to the Company’s records, as of April, 2007, there were 767 holders of record of the Common Stock.  Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.

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

          If the conflicting interest transaction involves a “material amount,” the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction.  A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of May 31, 2007, approximately US$70,400) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of May 31, 2007, approximately US$704,000) regardless of the size of the transaction.  If the Board of Directors believes that it is not possible to ascertain whether the conflicting interest transaction is similar to an arm’s length transaction, it may reject the conflicting interest transaction, or appoint independent advisors to make such a determination. If the Board appoints independent advisors, the report prepared by the advisors must be made available to the shareholders and the Board of Directors for 20 business days from the date the report was received from the independent advisors.

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

          Rights, preferences and restrictions regarding shares. At least 30%of the Company’s annual net income calculated in accordance with Chilean GAAP is required to be distributed in cash to the shareholders, unless the shareholders unanimously decide otherwise. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate By-Laws, by the vote of a majority of the voting stock issued), or to pay future dividends.

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

B. Material Contracts

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

C. Exchange Controls

          The Central Bank of Chile is responsible for, among other things, monetary policies and control of foreign exchange transactions.

          The Law of the Central Bank of Chile authorizes the Central Bank of Chile to regulate foreign exchange transactions, including those relating to ADS facilities. At the time the ADS facility was issued, the Central Bank had issued certain regulations (the “Former Regulations”) imposing the obligation to obtain the previous authorization from the Central Bank of Chile and the execution of an agreement with such bank in order to proceed with an ADS facility.

          Due to the above, the ADS facility is subject to a contract between the Depositary, the Company and the Central Bank of Chile (the “Foreign Investment Contract”) that grants the Depositary and the holders of the ADS access to Chile’s Formal Exchange Market and permits the Depositary to remit dividends received from the Company to holders of ADS without restriction.  See Item 10 — “Additional Information —  Exchange Controls” for a more detailed description of the new regulations and the Foreign Investment Contract.  The Foreign Investment Contract is currently in force and will continue to govern the ADS facility until all parties agree to terminate it.  If the Foreign Investment Contract is terminated, the ADS facility would then become subject to the New Regulations (as defined below). Under Chilean legislation, a Foreign Investment Contract may not be altered or affected adversely by actions of the Central Bank of Chile.

          The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002, and effective as of March 1, 2002.  The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of US$10,000);  (ii)  certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (i.e., payments regarding import and export transactions, etc.).

          Because the Law of the Central Bank of Chile authorizes the Central Bank of Chile to regulate foreign exchange transactions, including those relating to ADS facilities, more restrictive regulations on foreign exchange affecting ADS holders of the Company at any time may be imposed.  Therefore, in the event the Foreign Investment Contract were terminated, an amendment to the New Regulations could, among other things, restrict the ability of ADS holders to dispose of the underlying shares of Common Stock of the ADS or to repatriate proceeds of the Common Stock.  The duration or impact of any such restrictions would be difficult to assess.

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

          Under Chapter XXVI of the former Foreign Exchange Regulations and the Foreign Investment Contract, the Central Bank of Chile agreed to grant to the Depositary, on behalf of ADS holders, and to any investor neither resident nor domiciled in Chile who withdraws Common Stock upon delivery of ADS (such shares of Common Stock being referred to herein as “Withdrawn Shares”), access to the Formal Exchange Market to convert pesos to U.S. dollars (and to remit such dollars outside of Chile) in respect of shares of Common Stock represented by ADS or Withdrawn Shares, including amounts received as (a) cash dividends; (b) proceeds from the sale in Chile of Withdrawn Shares; (c) proceeds from the sale in Chile of rights to subscribe for additional shares of Common Stock; (d) proceeds from the liquidation, merger or consolidation of the Company; and (e) other distributions, including, without limitation, those resulting from any recapitalization, as a result of holding shares of Common Stock represented by ADS or Withdrawn Shares.  However, Chapter XXVI also provided that access to the Formal Exchange Market for repatriation of the sales proceeds of Withdrawn Shares or distributions thereon would be conditioned upon receipt by the Central Bank of Chile of certification by the Depositary (or the custodian on its behalf) that such Shares had been withdrawn in exchange for ADS, a waiver of the benefits of the Foreign Investment Contract until such Withdrawn Shares were redeposited, and the Withdrawn Shares are redeposited with the Depositary. Investors receiving Withdrawn Shares in exchange for ADS will have the right to redeposit such shares in exchange for ADS, provided that the conditions to redeposit are satisfied.  For a description of the Formal Exchange Market, see Item 3 — “Key Information — Exchange Rates.”

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

D. Taxation

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

          Chile

          There is no Double Taxation Treaty between Chile and the United States, although negotiations continue taking place. Accordingly, the following discussion is based exclusively on Chilean domestic tax legislation.

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

          Cash Dividends and Other Distributions

          Cash dividends paid by the Company with respect to the ADS or shares of Common Stock held by a foreign holder will be subject to a 35% Chilean withholding tax (the “Withholding Tax”), which will be withheld and paid to the Chilean Treasury by the Company.  The Chilean tax system is integrated, thus a credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the “First-Category Tax”); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed.  From 1991 until 2001, the First-Category Tax rate was 15% resulting in an effective dividend withholding tax rate of approximately 23.52%. For 2002, the First-Category Tax rate was 16% resulting in an effective dividend withholding tax rate of approximately 22.62% and for year 2003 the First-Category Tax rate was 16.5%.  Finally, from year 2004 the First-Category Tax rate is 17%, resulting in an effective dividend withholding tax rate of approximately 21.69%.

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

100 - (First-Category Tax rate (17))

          Under Chilean income tax law, dividends generally are assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of First-Category Tax that was paid by the Company. For years prior to 1991, the First-Category tax was 10%.  Although this reduced First-Category Tax resulted in relatively greater amounts of distributable post-tax income for those years, the credit against the Withholding Tax for the First-Category Tax paid by the Company for those years will commensurably be diminished.  Distributions of profits made with retained profits of those years, therefore, resulted in an effective dividend withholding tax rate of approximately 27.8%.  Distributions of profits made with retained earnings of years 2002 and 2003, resulted or will result in an effective dividend withholding tax rate of approximately 23.52% and 22.62%, respectively.  For distributions of profits generated during year 2004 and onwards, the effective dividend withholding tax is approximately 21.69%.

          Dividend distributions made in property would be subject to the same Chilean tax rules as cash dividends. Stock dividends are deemed a non taxable event, thus, not subject to Chilean taxation for the shareholder at the moment the shares are distributed. Subsequent disposition of shares arising from stock dividends may be taxed in Chile (see Capital Gains). The assignment of preemptive rights relating to Common Stock will not be subject to Chilean taxation.  Disposition of the preemptive rights on compensated basis would be deemed in Chile as ordinary business income.

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

          At this point, no specific guidelines have been issued by the Chilean Internal Revenue regarding Article 18 ter and ADR operations. We believe, based on the Congress discussions of Law 19,768, that the reference contained in Article 18 ter to a foreign exchange stock market authorized by the Chilean Superintendency of Securities would cover the ADRs deposit and withdrawals in exchange of shares of Common Stock.

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

E. Documents on Display

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

Interest Rate Risk

          The Company’s exposure to interest rate risk relates to its debt obligations.  As of December 31, 2006 and 2005 the Company’s total interest-bearing financial debt amounted to Ch$95,714 million and Ch$90,705 million respectively, of which, as of December 31, 2006, Ch$33,682 million is short term debt and Ch$62,032 million is long term debt with maturities to 2010 for its bank debt and 2026 for the bond debt.

          Of total debt, approximately 83.4% was fixed-rate debt and 16.6% was variable-rate debt.  The Company’s floating-rate debt, which totaled Ch$15,860 million, was denominated in Chilean Pesos, Dollars, Euros, Sterling Pounds and Argentine Pesos.  The Company has not used any type of financial instruments to minimize interest rate risk exposure but is considering hedging as a means to mitigate this risk.

          The fair market value of total bank debt at December 31, 2006 is approximately the value at which it is presented in the consolidated financial statements and, as noted above, consists primarily of fixed rate debt (Ch$79,854 million) with an average interest rate of 4.7% with maturities through 2026.

          The following table lists the cash flows related to interest payments, amortization of debt obligations and related interest rates by fiscal year maturing with respect to the Company’s debt obligations.  Interest rates disclosed represent the weighted average rates of the portfolio at year-end.

Interest Bearing Debt As of December 31, 2006
(in million of Ch$)
Expected Maturity Date

Short Term and Long-Term Financial Debt		Average Interest Rate	2007 Mn.Ch$	2008 Mn.Ch$	2009 Mn.Ch$	2010 Mn.Ch$	2011 and Thereafter Mn.Ch$	Total Mn.Ch$	Fair Value Total Debt

Dollar	Fixed rate	5.06%	13,323	1,863	—	—	—	15,186	15,414
Dollar	Variable rate	5.34%	6,678	6,016	—	—	—	12,694	12,884
Ch$	Fixed rate	5.41%	6,126	6,500	3,000	—	—	15,626	15,860
Ch$	Variable rate	5.76%	709	—	—	—	—	709	720
Ch$(UF)	Fixed rate	4.06%	401	—	1,079	9,492	33,437	44,409	45,075
ARG$	Fixed rate	8.59%	2,725	257	—	—	—	2,982	3,027
ARG$	Variable rate	9.13%	125	—	—	—	—	125	127
Euro	Fixed rate	3.68%	1,078	—	—	—	—	1,078	1,094
Euro	Variable rate	4.68%	1,020	—	—	—	—	1,020	1,035
GBP	Variable rate	5.54%	1,312	—	—	—	—	1,312	1,332

Total			33,497	14,636	4,079	9,492	33,437	95,141	96,568

Leasing
UF	Fixed rate	5.75%	185	151	156	81	—	573	588

Total			33,682	14,787	4,235	9,573	33,437	95,714	97,156

Exchange Rate Risk

          The Company’s export sales are primarily denominated in U.S. dollars, except for certain export sales to Canada and Europe, where prices are denominated in Canadian dollars, Sterling Pounds and Euros.  Sales of the Company’s Argentine subsidiaries are denominated in Argentine pesos. During 2006 and 2005, 76.9% and 73.8%, respectively, of the Company’s total revenues were related to foreign currency. As a result of these transactions, the Company’s financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products.

          In addition a proportion of the Argentine subsidiaries’ assets is valued in Argentine pesos and would therefore be affected by devaluation of the local currency.  Since 2004, the Company has purchased financial instruments that either eliminate or mitigate country risk.  In the income statements as of December 31, 2006 and 2005, the Company recognized Ch$122 million and Ch$106 million of losses from the conversion of the financial statements of the subsidiaries in Argentina and the depreciation of the Argentine peso.

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

          As of December 31, 2006, the Company held U.S. dollar forwards amounting to US$19.1 million, in Euros amounting EUR9.0 million, in Canadian dollar amounting CAD7.3 million and in Sterling Pounds for GBP13.4 million expiring during 2007.

          The following table lists the assets and liabilities that are subject to foreign exchange fluctuations.

Assets and Liabilities Subject to Foreign Exchange Fluctuation
As of December 31, 2006
(in million of Ch$ / except Exchange Rate)

	US$	Euro	GBP	CAD	ARG$	SEK

Cash	35	59	804	54	84	—
Accounts and Notes Receivable	27,920	8,193	16,874	2,711	1,636	—
Fixed Assets	16,190	40	—	—	—
Other Assets	4,580	38	517	4	8,105	—

Total Assets	48,725	8,290	18,234	2,769	9,825	—

Current Liabilities	27,435	4,413	6,608	558	5,502	6
Long-Term Liabilities	8,137	—	—	—	—	—
Forwards	10,195	6,354	14,013	3,314	—	—

Total Liabilities	45,767	10,767	20,621	3,872	5,502	6

Exchange Rate	532.4	702.1	1,041.9	457.1	173.9	77.8

Commodity Price Risk

          The Company relies on outside vineyards for supplies of grapes and bulk wine.  Grapes purchased from outside vineyards are subject to fluctuation in price and quality and generally cost more than grapes from the Company’s vineyards.

          In 2005 and 2006, approximately 72% of the grapes used in the production of its premium, varietal, bi-varietals and sparkling wines were purchased by the Company from independent growers in Chile.  Additionally, in 2006, the Company purchased the grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company.  Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations.

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

ITEM 15T:	CONTROLS AND PROCEDURES

          (a) Disclosure Controls and Procedures. The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” for the year ended December 31, 2006. Nevertheless, there are inherent limitations to the effectiveness of any system of disclosure controls and procedures.  Even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

          (b) Management’s Annual Report on Internal Control over Financial Reporting. Concha y Toro’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  It can only provide reasonable assurance regarding financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

          Based on the evaluation under these criteria, management has concluded that, as of December 31, 2006, the Company’s internal control over financial reporting was effective.

          This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

          (c) Changes in Internal Control Over Financial Reporting. There were no significant changes in the Company’s internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

          The Company currently does not have an audit committee financial expert serving on the Directors’ Committee, which performs the functions of an audit committee.  Under Chilean law, the Company is not required to have an audit committee financial expert (within the meaning of the regulations adopted under Sarbanes-Oxley) serving on its audit committee.  However, pursuant to Chilean regulations, we have a Directors’ Committee with duties and responsibilities that are similar to those of an audit committee.  See Item 6 — “Directors, Senior Management and Employees.”  The board of directors believes that the Directors’ Committee has the necessary financial expertise and experience to perform its functions.

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

          Deloitte & Touche Sociedad de Auditores y Consultores Ltda. acted as the Company’s independent auditor for fiscal year ended December 31, 2005 and 2004.  At the request of the Company, Deloitte & Touche Sociedad de Auditores y Consultores Ltda. resigned as auditor of the Company, effective year 2005.  Subsequently, Concha y Toro appointed KPMG Auditores Consultores Limitada, an independent registered public accounting firm, as the successor auditor for the fiscal year ended December 31, 2006.  The resignation of the former auditor and the appointment of the successor auditor were approved by the audit committee of the Company and the directors of the Company. Fees for professional services in each of the last two fiscal years, in each of the following categories are:

	2006 Th.Ch$	2005 Th.Ch$

Audit Fees	109,450	49,278
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	6,474	56

Total	115,924	49,334

Pre-approval Policies and Procedures

          Chilean law states that public companies are subject to “pre-approval” requirements under which all audit and nonaudit services provided by the independent auditor must be pre-approved by the Directors’ Committee. In the Company’s case, its Directors’ Committee approves all audit, audit-related services, tax services and other services.  Any services to be provided by independent auditors that are not specifically included within the scope of the audit must be pre-approved by the Directors’ Committee prior to any engagement.

ITEM 16.D:	EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

          None.

ITEM 16.E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          None.

ITEM 17:	FINANCIAL STATEMENTS

          See Item 18 — “Financial Statements.”

ITEM 18:	FINANCIAL STATEMENTS

          The following financial statements, together with the report of KPMG Auditores Consultores Limitada (2006) and Deloitte & Touche Sociedad de Auditores y Consultores Ltda. (2005 and 2004) thereon, are filed as part of this Annual Report:

ITEM 19	EXHIBITS

List of Exhibits

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

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

3.2*

English Translation of Powers of Attorney granted by the Board of Directors of Inversiones Totihue S.A. to Family Principal Shareholders filed as Exhibit 3.2 to the Company’s Annual Report on Form 20-F (No. 1–3358) for the fiscal year ended December 31, 1998.

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

13.1

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley (filed herewith).  (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section.  Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporates it by reference).

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

Date: June 29, 2007

By:	/s/ Osvaldo Solar V.

Name:	Osvaldo Solar V.
Title:	Gerente de Administración y Finanzas/ Administration and Financial Manager (Chief Financial Officer)

Date: June 29, 2007

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

13.1

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley (filed herewith).  (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section.  Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporates it by reference).

*Previously filed.

2

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	The UF (Unidad de Fomento) is an inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

KPMG Auditores Consultores Ltda.

Monjitas 527, Piso 17	Fono 56 2 631 1300
Santiago - Chile	Fax 56 2 639 1865
www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Viña Concha y Toro S.A.

We have audited the accompanying consolidated balance sheet of Viña Concha y Toro S.A. and subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2006 and the results of their operations, the changes in their shareholders’ equity and their cash flows for the year ended December 31, 2006 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Chilean pesos have been translated into United States dollars on the basis set forth in note 2.x of the notes to the consolidated financial statements.

KPMG Auditores Consultores Limitada

Santiago, Chile
June 29, 2007

KPMG Auditores Consultores Ltda. Firma Chilena miembro de KPMG Internacional, una cooperativa Suiza

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Viña Concha y Toro S.A.

We have audited the accompanying consolidated balance sheet of Viña Concha y Toro S.A. and subsidiaries (“the Company”) as of December 31, 2005 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2005, all expressed in thousands of constant Chilean pesos.  These consolidated financial statements (including the related Notes) are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements, present fairly, in all material respects, the financial position of Viña Concha y Toro S.A. and its subsidiaries as of December 31, 2005 and the consolidated results of their operations, changes in their shareholders’ equity and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America.  The application of the latter would have affected the determination of shareholders´ equity as of December 31, 2005 and the determination of net income for each of the two years in the period ended December 31, 2005 to the extent summarized in Note 37.

Our audits also comprehended the translation of  Chilean peso amounts into U.S. dollar amounts and, we are not aware of any modifications that should be made for such translation to be in conformity with the basis stated in Note 2x. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Santiago, Chile
July 4, 2006
(Except for the restatement to constant Chilean pesos of December 31, 2006, for which the date is June 29, 2007)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006 and thousands of US dollars)

	As of December 31,

	2005	2006	2006

	ThCh$	ThCh$	ThUS$ Note 2(x)
ASSETS
Current assets:
Cash and cash equivalents	1,477,524	1,990,828	3,739
Accounts receivable, net	49,665,129	68,085,216	127,886
Notes receivable, net	3,232,018	2,207,734	4,147
Other accounts receivable, net	2,000,313	2,263,828	4,252
Amounts due from related companies	131,117	317,139	596
Inventories, net	74,884,620	75,368,716	141,567
Income taxes recoverable	7,273,556	6,978,286	13,107
Prepaid expenses	9,486,901	10,115,515	19,000
Deferred income taxes	1,569,736	2,124,256	3,990
Other current assets	302,602	1,764	4

Total current assets	150,023,516	169,453,282	318,288

Property, plant and equipment:
Land	32,831,632	33,381,753	62,702
Buildings and infrastructure	126,047,287	142,873,857	268,363
Machinery and equipment	49,407,287	49,180,573	92,377
Other fixed assets	10,974,046	11,792,400	22,150
Revaluation from fixed asset technical appraisal	3,460,645	3,403,409	6,392
Less: Accumulated depreciation	(70,522,670)	(81,624,613)	(153,317)

Total Property, plant and equipment, net	152,198,227	159,007,379	298,667

Other assets:
Investments in related companies	6,815,149	7,162,034	13,453
Investments in other companies	311,319	311,319	585
Goodwill, net	1,095,081	1,021,667	1,919
Intangibles	3,374,912	4,356,795	8,183
Accumulated amortization	(284,438)	(454,378)	(853)
Other assets	896,243	2,417,779	4,541

Total other assets	12,208,266	14,815,216	27,828

Total assets	314,430,009	343,275,877	644,783

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006 and thousands of US dollars)

	As of December 31,

	2005	2006	2006

	ThCh$	ThCh$	ThUS$ Note 2(x)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt due to banks and financial institutions	16,065,266	24,580,620	46,170
Current portion of long-term debt due to banks and financial institutions	12,603,341	8,617,952	16,187
Current portion of bonds payable	299,087	298,828	561
Long-term liabilities with maturities within one year	197,653	185,359	348
Dividends payable	1,846,718	1,809,112	3,398
Accounts payable	14,418,366	22,343,111	41,968
Notes payable	2,951,074	2,167,916	4,072
Other payables	2,175,188	906,250	1,702
Amounts payable to related companies	1,314,473	3,269,458	6,141
Accrued expenses	15,441,980	18,369,335	34,504
Withholdings	3,475,960	2,839,621	5,334
Income taxes payable	—	891,841	1,675
Deferred revenue	350,351	866,329	1,627
Other current liabilities	24,610	364,935	686

Total current liabilities	71,164,067	87,510,667	164,373

Long-term liabilities:
Due to banks and financial institutions	24,261,847	24,971,246	46,904
Long-term obligations with the public (bonds)	36,704,562	36,672,760	68,883
Notes payable	—	87,289	164
Miscellaneous payables	573,064	387,208	727
Amounts payable to related companies	—	1,733,877	3,257
Accrued expenses	916,003	1,006,318	1,890
Deferred income taxes	7,076,356	8,739,504	16,416

Total long-term liabilities	69,531,832	73,598,202	138,241

Minority interest	9,724	11,397	22

Shareholders’ equity:
Paid-in capital, no par value, 719,170,735 shares issued and outstanding as of 2005 and 2006	45,666,894	45,666,894	85,777
Additional paid-in capital – share premium	5,328,736	5,328,736	10,009
Other reserves	7,343,907	7,382,670	13,867
Reserve for future dividends	101,662,198	113,113,060	212,463
Net income for the year	19,438,969	16,160,513	30,355
Less: Provisional Dividends	(5,716,318)	(5,496,262)	(10,324)

Total shareholders’ equity	173,724,386	182,155,611	342,147

Total liabilities and shareholders’ equity	314,430,009	343,275,877	644,783

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006 and thousands of US dollars)

	Year ended December 31,

	2004	2005	2006	2006

	ThCh$	ThCh$	ThCh$	ThUS$ Note 2(x)
Operating income:
Sales	199,410,040	205,595,709	215,842,797	405,422
Cost of sales	(121,867,874)	(134,132,298)	(141,447,262)	(265,684)

Gross profit	77,542,166	71,463,411	74,395,535	139,739
Administrative and selling expenses	(45,388,866)	(46,031,636)	(50,072,271)	(94,051)

Operating income	32,153,300	25,431,775	24,323,264	45,687

Non-operating income and expenses:
Interest income	52,820	160,558	162,276	305
Equity participation in net income of related companies	406,346	409,275	483,235	908
Other non-operating income	324,432	2,902,248	310,300	583
Goodwill amortization	(85,906)	(73,412)	(73,415)	(138)
Interest expense	(1,814,305)	(3,640,097)	(4,294,001)	(8,066)
Other non-operating expenses	(418,626)	(2,055,745)	(376,586)	(707)
Price-level restatement, net	32,287	(179,463)	(358,750)	(674)
Foreign exchange gains (losses), net	(1,542,212)	31,893	260,956	490

Non-operating expenses, net	(3,045,164)	(2,444,743)	(3,885,985)	(7,299)

Income before income taxes and minority interest	29,108,136	22,987,032	20,437,279	38,388
Income taxes	(5,119,302)	(3,548,236)	(4,275,096)	(8,030)

Income before minority interest	23,988,834	19,438,796	16,162,183	30,358
Minority interest	3,985	173	(1,670)	(3)

Income before amortization of negative goodwill	23,992,819	19,438,969	16,160,513	30,355

Negative goodwill	7,122	—	—	—

Net income for the year	23,999,941	19,438,969	16,160,513	30,355

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES INSHAREHOLDERS’ EQUITY
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006 and thousands of US dollars)

	Paid-in Capital	Additional paid-in capital	Other Reserves	Reserves for future dividends	Provisional Dividends	Net income for the year	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2004	42,120,364	4,914,902	6,780,038	69,406,258	(3,642,096)	18,583,807	138,163,273
2002 net income distribution	—	—	—	14,941,711	3,642,096	(18,583,807)	—
Dividends declared	—	—	—	(3,768,455)	—	—	(3,768,455)
Foreign currency translation adjustment	—	—	(6,648)	—	—	—	(6,648)
Price-level restatement	1,053,009	122,872	169,501	2,014,488	(87,164)	—	3,272,706
Net income for the year	—	—	—	—	—	22,689,487	22,689,487
Interim Dividends	—	—	—	—	(4,315,024)	—	(4,315,024)

Balance as of December 31, 2004	43,173,373	5,037,774	6,942,891	82,594,002	(4,402,188)	22,689,487	156,035,339
Balance as of December 31, 2004 restated to constant Chilean Pesos as of December 31, 2006	45,666,894	5,328,736	7,343,885	87,364,301	(4,656,441)	23,999,941	165,047,316

Balance as of January 1, 2005	43,173,373	5,037,774	6,942,891	82,594,002	(4,402,188)	22,689,487	156,035,339
2004 net income distribution	—	—	—	18,287,299	4,402,188	(22,689,487)	—
Dividends declared	—	—	—	(4,760,910)	—	—	(4,760,910)
Foreign currency translation adjustment	—	—	23	—	—	—	23
Price-level restatement	1,554,241	181,360	249,943	3,450,812	(204,963)	—	5,231,393
Net income for the year	—	—	—	—	—	19,039,147	19,039,147
Interim Dividends	—	—	—	—	(5,393,781)	—	(5,393,781)

Balance as of December 31, 2005	44,727,614	5,219,134	7,192,857	99,571,203	(5,598,744)	19,039,147	170,151,211
Balance as of December 31, 2005 restated to constant Chilean Pesos as of December 31, 2006	45,666,894	5,328,736	7,343,907	101,662,198	(5,716,318)	19,438,969	173,724,386

Balance as of January 1, 2006	44,727,614	5,219,134	7,192,857	99,571,203	(5,598,744)	19,039,147	170,151,211
2005 net income distribution	—	—	—	13,440,403	5,598,744	(19,039,147)	—
Dividends declared	—	—	—	(2,229,429)	—	—	(2,229,429)
Foreign currency translation adjustment	—	—	38,763	—	—	—	38,763
Price-level restatement	939,280	109,602	151,050	2,330,883	(102,481)	—	3,428,334
Net income for the year	—	—	—	—	—	16,160,513	16,160,513
Interim Dividends	—	—	—	—	(5,393,781)	—	(5,393,781)

Balance as of December 31, 2006	45,666,894	5,328,736	7,382,670	113,113,060	(5,496,262)	16,160,513	182,155,611

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006 and thousands of US dollars)

	Year Ended December 31

	2004	2005	2006	2006

	ThCh$	ThCh$	ThCh$	ThUS$ Note 2(x)
Cash flows from operating activities:
Received from customers	210,191,470	215,008,290	199,725,047	375,148
Interest received	656,792	897,199	162,276	305
Dividends and other distributions received	99,388	175,623	190,019	357
Other income received	12,320,500	22,327,628	20,007,707	37,581
Payments to suppliers and personnel	(195,610,682)	(206,060,719)	(173,086,459)	(325,112)
Interest paid	(1,827,125)	(3,030,828)	(3,514,737)	(6,602)
Income taxes paid	(3,527,460)	(4,301,638)	(2,762,649)	(5,189)
Payment of other expenses	(576,432)	(65,558)	(672,168)	(1,263)
V.A.T. and others taxes paid	(7,204,027)	(11,941,894)	(11,672,356)	(21,924)

Net cash provided by operating activities	14,522,424	13,008,103	28,376,680	53,301

Cash flows from financing activities:
Bank financing	67,389,566	35,203,492	59,030,015	110,877
Bonds payable	—	36,704,562	—	—
Dividends paid	(8,474,490)	(10,228,413)	(7,687,719)	(14,440)
Payment of bank financing	(48,224,040)	(40,593,741)	(53,190,658)	(99,909)
Payment of expenses related to the issuance of bonds	—	(635,690)	—	—

Net cash provided by (used in) financing activities	10,691,036	20,450,210	(1,848,362)	(3,472)

Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	63,637	63,912	2,900	5
Additions to property, plant and equipment	(24,848,307)	(31,072,589)	(24,531,012)	(46,077)
Payment of capitalized interest	—	(305,428)	(372,573)	(700)
Permanent investments	(1,073,933)	(853,793)	—	—
Other investment disbursements	(5,439)	(1,466,547)	(1,024,262)	(1,924)

Net cash used in investing activities	(25,864,042)	(33,634,445)	(25,924,947)	(48,696)

Positive (negative) net cash flow for the year	(650,582)	(176,132)	603,371	1,133
Effect of price-level restatement on cash and cash equivalents	(85,240)	(249,099)	(90,067)	(169)

Net increase (decrease) in cash and cash equivalents	(735,822)	(425,231)	513,304	964
Cash and cash equivalents beginning of year	2,638,577	1,902,755	1,477,524	2,775

Cash and cash equivalents end of year	1,902,755	1,477,524	1,990,828	3,739

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006 and thousands of US dollars)

	Year Ended December 31

	2004	2005	2006	2006

	ThCh$	ThCh$	ThCh$	ThUS$ Note 2(x)
Reconciliation of net income to net cash provided by operating activities:
Net income for the year	23,999,941	19,438,969	16,160,513	30,355
Net gain on sales of property, plant and equipment	(41,819)	(33,644)	(31,883)	(60)
Charges (credits) to income which do not represent cash flows:
Depreciation	8,866,622	10,981,793	11,060,585	20,775
Amortization of intangibles	72,663	91,147	109,217	205
Provisions and write-offs	2,407,606	2,035,409	1,101,108	2,068
Equity participation in income of related companies	(406,346)	(409,275)	(483,235)	(908)
Amortization of goodwill	85,906	73,412	73,415	138
Amortization of negative goodwill	(7,124)	—	—	—
Price-level restatement, net	(32,287)	179,463	358,750	674
Foreign currency translation, net	1,542,212	(31,893)	(260,956)	(490)
Other credits to income which do not represent cash flows	—	(62)	(65,727)	(123)
Other charges to income which do not represent cash flows	374,470	—	1,049	2
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(10,624,879)	(240,109)	(15,315,231)	(28,767)
Decrease (increase) in inventory	(11,916,548)	(25,818,760)	(2,695,397)	(5,063)
Decrease (increase) in other current assets	(3,239,946)	1,944,343	3,425,743	6,435
Changes in liabilities which affect cash flows:
Increase (decrease) in accounts payable associated with operating results	1,517,984	2,294,554	8,451,264	15,874
Increase (decrease) in interest payable	264,100	278,496	162,779	306
Increase (decrease) in income tax payable	847,184	(1,175,816)	1,003,747	1,885
Increase in other accounts payable associated with non- operating results	573,807	2,675,884	4,944,632	9,288
Net increase in value added tax and other accounts payable	242,864	724,365	374,637	704
Gain (loss) attributable to minority interest	(3,985)	(173)	1,670	3

Net cash flows provided by operating activities	14,522,425	13,008,103	28,376,680	53,301

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

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

These financial statements reflect the Company’s financial position as of December 31, 2005 and 2006, and the results of its operations, the changes in its shareholders’ equity, and its cash flows for the years ended December 31,  2005, and 2006, respectively.

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

          The consolidated financial statements for the years 2004, 2005 and 2006 include the following subsidiaries:

	Ownership interest As of December 31,

	2004			2005			2006

Company	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total

	%	%	%	%	%	%	%	%	%
Comercial Peumo Ltda.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Viña Palo Alto Ltda. (1)	99.00	0.00	99.00	99.00	0.00	99.00	99.00	0.00	99.00
Sociedad Exportadora y Comercial Viña Maipo Ltda.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Transportes Viconto Ltda.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Viña Cono Sur S.A.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Trivento Bodegas y Viñedos S.A.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Distribuidora Peumo Argentina S.A.	0.00	100.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00
Concha y Toro UK Limited	99.00	1.00	100.00	99.00	1.00	100.00	99.00	1.00	100.00
Villa Alegre S.A.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Finca Lunlunta S.A.	0.00	0.00	0.00	0.00	100.00	100.00	0.00	100.00	100.00
Conosur Europe Limited	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Inversiones Concha y Toro S.A.	99.98	0.02	100.00	99.98	0.02	100.00	99.98	0.02	100.00
VCT Internacional S.A.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00

In September, 2004, the subsidiaries Inversiones Concha y Toro S.A. and Sociedad Exportadora y Comercial Oneworldwines Ltda. acquired 25% of the shares of Villa Alegre  S.A. in exchange for ThCh$56,000 in cash, with which Viña Concha y Toro S.A. became the indirect controller of 100% of this company.  The purchase of this 25% generated negative goodwill of ThCh$6,735 which was recognized in income immediately.

(1) Name change during 2006 from Sociedad exportadora One world Wine Ltda

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean operations, or which operate in unstable countries are measured using the US dollar as the functional currency and then translated into Chilean pesos at the year end exchange rate. Measurement into US dollars is performed as follows:

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

•

All the accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power of December 31, 2006 (“constant pesos”) applied under the “prior month rule”, as described below, to reflect changes in the CPI from the financial statement dates to December 31, 2006. This updating does not change the prior year’s statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

The values of the Chilean CPI used for price-level restatement purposes are as follows:

December 31,

Year	Index *	Change in index

2004	117.28	2.5%
2005	121.53	3.6%
2006	121.53	2.1%

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

	At December 31

	2004	2005	2006

	Ch$	Ch$	Ch$
UF	17,317.05	17,974.81	18,336.38

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

e)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies are presented in Chilean pesos at the exchange rate at the end of each year published by the Central Bank of Chile. The detail of exchange rates for foreign currencies  is as follows:

	As of December 31,

	2004	2005	2006

	Ch$	Ch$	Ch$
U.S. dollar	557.40	512.50	532.39
Canadian dollar	463.19	440.78	457.10
Argentine peso	187.65	169.42	173.93
Euro	760.13	606.08	702.08
Australian dollar	433.77	375.87	419.37
British pound	1,073.37	880.43	1,041,86
Swedish Krone	84.26	64.49	77.75
Japanese yen	5.41	4.34	4.47

f)	Time deposits

Time deposits are presented at price-level restated principal plus accrued interest. The original maturity dates are less than 90 days.

g)	Inventories

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
Chilean pesos as of December 31, 2006 and US dollars

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

Investments in equity shares traded in the Chilean Stock Market in which the Company cannot exercise significant influence are valued at the lower of restated cost or quoted market value of the portfolio at the date of the financial statements. When the Company receives dividends, it records them within the non-operating income.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

o)	Goodwill

Goodwill represents the excess of the acquisition cost of shares of related companies over the book value of these investments at the date of the acquisition.  These differences are amortized over 5 to 20 years, using the straight-line method.  Goodwill for acquisitions that occurred after December 31, 2004 have been recorded in accordance with Technical Bulletin No. 72 of the Chilean Association of Accountants.

p)	Income and deferred taxes

The Company determines and records its income taxes on an accrual basis based on the net taxable income in conformity with current Chilean tax regulations.

Deferred income taxes are recorded in accordance with Technical Bulletin No. 60 and the complementary technical bulletins thereto Nos. 68, 69, 71 and 73 issued by the Chilean Association of Accountants. Deferred taxes are recorded based on the total amount of temporary differences between the book and tax basis of assets and liabilities. The effects of deferred income taxes at January 1, 2000 that were not previously recorded, were recognized, in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra assets and liability account (Complementary accounts) and were recorded to offset the effects of the deferred tax and liabilities not recorded prior to January 1, 2000. Complementary accounts are amortized  to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability relate. Deferred taxes at January 1, 2000 are recorded based on the total amount of temporary differences between the book and tax basis of assets and liabilities. The effects on deferred taxes generated by the absorption of tax losses against current year taxable income are recorded against deferred tax expense in the associated year.

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

Revenues from the sale of goods and services related to the Company’s lines of business are recognized in income when there is certainty that there has been an increase in the Company’s equity as the significant risks and benefits related to the ownership of those goods have been transferred to the buyer, the determination of the amount of revenue and cost is reliable, and there is certainty that the economical benefits from the transaction will flow to the Company.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

u)	Derivative contracts

The Company has foreign exchange forward contracts that have been designated as hedge instruments against variations in the foreign exchange rate of specific items, and are recorded in accordance with Technical Bulletin No. 57 issued by the Chilean Association of Accountants.

Derivative instruments are accounted as follows:

Contracts to cover existing transactions hedge against the risk of a change in the fair value of a hedged item. The differences resulting from the changes in the fair value of both the hedged item and the derivative instrument should be accounted as follows:

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

The Company and its subsidiaries have recorded allowances for doubtful accounts based on a case-by-case assessment of balance not cover by credit insurance.  In addition, the Company considers its historical experience with write-offs, which has not been significant.

x)	Convenience translation to U.S. dollars

The Company maintains its accounting records and prepares its financial statements in Chilean pesos.  The United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2006 closing exchange of Ch$532.39 per US$1.  This translation should not be construed as a representation that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars at this or any other rate.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

y)	Obligations with the public (Bonds payable)

Obligations with the public (bonds payable) relate to the placement in Chile of bonds denominated in UF (a peso - denominated, inflation-index monetary unit). These bonds are stated at principal value plus interest accrued at year-end. Expense incurred for the issuance and placement of bonds issued are presented under Other Long-term Assets and amortized using the straight-line method in consideration of the term of the obligation.

Note 3 - Changes in Accounting Principles

During the year January 1 and December 31, 2006, there were no changes in the application of accounting principles compared to the prior year.

Note 4 – Investments in Debt and Equity Securities

There were no marketable securities as of December 31, 2006 and 2005.  The Company holds certain equity securities which have been classified as long-term investments; see Note 11.

Note 5 - Short-term Receivables

Short-term

Trade accounts receivable:

	As of December 31,

Description	2005		2006

	ThCh$	%	ThCh$	%
Trade accounts receivable – export sales, net	38,542,474	77.60%	55,505,335	81.52%
Trade accounts receivable – domestic sales, net	11,122,655	22.40%	12,579,881	18.48%

Total trade accounts receivable, net	49,665,129	100.00%	68,085,216	100.00%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Notes Receivable:

	As of December 31,

Description	2005	2006

	ThCh$	ThCh$
Postdated checks, net	2,192,521	1,911,925
Notes receivable denominated in foreign currencies	1,039,497	295,809

Total notes receivable, net	3,232,018	2,207,734

Note 5 - Short-term Receivables, continued

Other Accounts Receivable:

	As of December 31,

Description	2005	2006

	ThCh$	ThCh$
Receivable from employees	714,429	331,548
Advances to employees	29,350	29,501
Other accounts receivable	1,256,534	1,902,779

Total other accounts receivable	2,000,313	2,263,828

Maturities of short-term receivables are as follows:

	Up to 90 Days		More than 90 days up to 1 year		Total

	2005	2006	2005	2006	2005	2006

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivable	47,023,324	63,357,131	3,269,817	5,199,217	50,293,141	68,556,348
Allowance for doubtful accounts	—	—	—	—	(628,012)	(471,132)

Trade accounts receivable. net					49,665,129	68,085,216
Notes receivable	3,280,621	2,270,437	15,418	—	3,296,039	2,270,437
Allowance for doubtful accounts	—	—	—	—	(64,021)	(62,703)

Notes receivable. net					3,232,018	2,207,734
Other accounts receivable	2,129,658	2,605,594	—	—	2,129,658	2,605,594
Allowance for doubtful accounts	—	—	—	—	(129,345)	(341,766)

Other accounts receivable. net					2,000,313	2,263,828

Note 6 - Balances and Transactions with Related Parties

Balances and transactions with related parties represent all those transactions realized with affiliates or related persons. In addition. this note discloses all those significant transactions with related companies whose total amount exceeds 1% of the Company’s results. as well as operations related to the sale and purchase of shares.

These transactions and loans accrue no interest and loans are adjusted using the variation in the exchange rate for foreign currency. which is mainly. U.S. dollars.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

a)	Notes and accounts receivable:

	As of December 31.

Company	2005	2006

	ThCh$	ThCh$
Bodegas y Viñedos Sta. Emiliana S.A.	122,959	130,853
Viña Almaviva S.A.	—	166,314
Maria Inés Cerda Fernández	8,158	—
Comercial Greenwich Ltda.	—	19,972

Total	131,117	317,139

b)	Notes and accounts payable:

	As of December 31.

	Short-term	Short-term	Long-term	Long-term

Company	2005	2006	2005	2006

	ThCh$	ThCh$	ThCh$	ThCh$
FRUTÍCOLA VICONTO S.A.	24,992	7,060	—	—
VIÑEDOS EMILIANA S.A.	—	417,949	—	1,733,877
VIÑA ALMAVIVA S.A.	216,644	578,881	—	—
COMERCIAL GREENWICH LTDA.	571	—	—	—
AGRÍCOLA ALTO DE QUITRALMAN LTDA.	—	37,248	—	—
INDUSTRIA CORCHERA S.A.	1,024,256	2,146,388	—	—
IMPORTADORA Y COMERCIAL HUASCO S.A.	8,001	68,888	—	—
METROGAS S.A.	8	—	—	—
FORESTAL QUIVOLGO S.A.	—	13,044	—	—
AGRÍCOLA GRANADEROS LTDA.	1,743	—	—	—
SPRING WIRELESS	6,763	—	—	—
MARÍA INÉS CERDA FERNÁNDEZ	—	—	—	—
GASCO S.A.	16,292	—	—	—
CIA. NAC. DE FUERZA ELÉCTRICA S.A.	15,024	—	—	—
EMPRESA ELECTRICA MAGALLANES LTDA.	179	—	—	—

Total	1,314,473	3,269,458	—	1,733,877

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

C)	Transactions:

					Effect on income (charge)/ credit)		Effect on income (charge)/ credit)		Effect on income (charge)/ credit)
Company	Taxpayer I.D.	Relationship	Transaction description	12-31-2004		12-31-2005		31-12-2006

				Amount		Amount		Amount

				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
FRUTÍCOLA VICONTO S.A.	96512190-0	COMMON SHAREHOLDER	SALE OF FRUIT AND PRODUCTS	157,658	12,640	246,346	19,721	73,341	5,867
FRUTÍCOLA VICONTO S.A.	96512190-0	COMMON SHAREHOLDER	SALE OF SERVICES AND OTHER	12,083	7,083	16,497	7,070.	7,086	7,086
FRUTÍCOLA VICONTO S.A.	96512190-0	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS AND OTHER	303,087	-	623,286	-	57,189	-
VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	SALE OF RAW MATERIALS AND PRODUCTS	385,510	63,053	111,760.	5,670.	13,738	2,733
VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	SALE OF SERVICS AND OTHER	2,789,329	429,721	2,428,086	297,162	1,795,372	355,312
VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS AND PRODUCTS	995,984	-	1,154,582	-	964,328	-
VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	PURCHASE OF SERVICES AND OTHER	890,993	-352,000	628,182	-282,732	277,921	-277,921
VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	SUBLEASE OF VINEYARD	-	-	-	-	1,531,214	-
INDUSTRIA CORCHERA S.A.	90950000-1	AFFILIATE	SALE OF SERVICES AND OTHER	4,677	-	-	-	-	-
INDUSTRIA CORCHERA S.A.	90950000-1	AFFILIATE	PURCHASE OF RAW MATERIALS	7,014,608	-	5,694,583	-	6,079,664	-
INDUSTRIA CORCHERA S.A.	90950000-1	AFFILIATE	PURCHASE OF RAW MATERIALS	-	-	14,254	-14,254	-	-
VIÑA ALMAVIVA S.A.	96824300-4	AFFILIATE	SALE OF RAW MATERIALS AND OTHER	58,256	32,008	69,703	37,375	89,600.	52,131
VIÑA ALMAVIVA S.A.	96824300-4	AFFILIATE	SALE OF SERVICES AND OTHER	47,015	44,495	12,600.	10,394	3,393	3,393
VIÑA ALMAVIVA S.A.	96824300-4	AFFILIATE	PURCHASE OF RAW MATERIALS AND PRODUCTS	748,479	-	930,480.	-	444,947	-
VIÑA ALMAVIVA S.A.	96824300-4	AFFILIATE	PURCHASE OF SERVICES AND OTHER	7,408	-7,408	-	-	1,794	-1,794
IMPORTADORA Y COMERCIAL HUASCO LTDA.	84990200-8	AFFILIATE	PURCHASE OF MATERIALS AND SPARE-PARTS	58,280	-	14.916	-	85,760	-
AGRÍCOLA ALTO DE QUITRALMAN LTDA.	85201700-7	COMMON SHAREHOLDER	SALE OF RAW MATERIALS AND PRODUCTS	-	-	-	-	168	3
AGRÍCOLA ALTO DE QUITRALMAN LTDA.	85201700-7	COMMON SHAREHOLDER	SALE OF SERVICES AND OTHER	-	-	-	-	3	3
AGRÍCOLA ALTO DE QUITRALMAN LTDA.	85201700-7	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS	263,979	-	462,060	-	386,172	-
COMERCIAL GREENVIC S.A.	78335990-1	COMMON SHAREHOLDER	SALE OF RAW MATERIALS AND PRODUCTS	-	-	911	118	26,816	3,486

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

C)	Transactions. Continued

Company	Taxpayer I.D.	Relationship	Transaction description		Effect on income (charge)/ credit)		Effect on income (charge)/ credit)		Effect on income (charge)/ credit)
				12-31-2004		12-31-2005		31-12-2006

				Amount		Amount		Amount

				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
COMERCIAL GREENVIC S.A.	78335990-1	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS	189,558	-	211.562	-	572,056	6,760.
COMERCIAL GREENVIC S.A.	78335990-1	COMMON SHAREHOLDER	PURCHASE OF SERVICES AND OTHER	609	-609	4,504	-2,341	4,789	-4789
FORESTAL QUIVOLGO	2479374-5	COMMON SHAREHOLDER	SALE OF SERVICES AND OTHER	1,016	-	5,454	-	-	-
FORESTAL QUIVOLGO	2479374-5	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS	168,819	-	324,294	-	135,182	-
FORESTAL QUIVOLGO	2479374-5	COMMON SHAREHOLDER	PURCHASE OF SERVICES AND OTHER	-	-	-	-	2,241	-2,241
MARIA INES CERDA FERNANDEZ	3909463-0	MANAGER	PURCHASE OF RAW MATERIALS	-	-	-	-	164,548	-
CIA. NAC. DE FZA. ELECTRICA S.A.	90310000-1	COMMON DIRECTOR	SALE OF RAW MATERIALS AND PRODUCTS	-	-	-	-	280	36
CIA. NAC. DE FZA. ELECTRICA S.A.	90310000-1	COMMON DIRECTOR	SALE OF SERVICES AND OTHER	-	-	-	-	2	2
CIA. NAC. DE FZA. ELECTRICA S.A.	90310000-1	COMMON DIRECTOR	PURCHASE OF SERVICES AND OTHER	225,879	-225,879	265,210	-265,210	212,127	-212,127
AGRICOLA SEXTAFRUT S.A.	2479374-5	MANAGER	PURCHASE OF RAW MATERIALS	-	-	-	-	109,904	-
QUINTA DE VILUCO S.A.	99581660-1	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS	-	-	-	-	248,019	-
AGRICOLA GRANADEROS LTDA,	95097000-6	MANAGER	PURCHASE OF RAW MATERIALS	-	-	-	-	70,700	-

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 7 - Inventories

Inventories. Stated as described in Note 2 g) are summarized as follows:

	As of December 31.

	2005	2006

	ThCh$	ThCh$
Wine. bottled and bulk	63,832,284	61,258,689
In process wine	2,612,792	2,995,413
Liquors	582,805	643,692
Materials and supplies	7,776,613	10,259,881
Other products	530,230	357,012
Inventories-in-transit	848,707	1,409,123
Allowance for obsolescence	(1,298,811)	(1,555,094)

Total	74,884,620	75,368,716

Note 8 - Income and Deferred Taxes

a)	Income taxes payable

The detail of consolidated income taxes payable is as follows:

	As of December 31.

	2005	2006

	ThCh$	ThCh$
Provision for income tax	1,386,126	1,003,214
Provision for income tax subsidiary	359,024	1,915,095
Unique article 21 tax	11,533	27,548
Less:
Monthly tax provisional payments	(4,350,545)	(2,037,884)
Other credits	(219,948)	(16,132)

Income taxes payable (recoverable)	(2,813,810)	891,841

b)	Recoverable taxes are included within the Income tax receivable line in 8e.)

Individual net taxable income as of December 31, 2006 amounts to approximately ThCh$5.901.259 and ThCh$8.153.682 in 2005.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

c)     The detail of the balance of net undistributed taxed earnings for which tax credits will be passed through to the shareholders of the Company at December 31. 2005 and 2006 is the following:

	As of December 31.

Taxed earnings	2005	2006

	ThCh$	ThCh$
Earning taxed at 17%	22,009,930	28,369,687
Earning taxed at 16,5%	11,399,694	4,427,560
Earning taxed at 16%	652,174	—
Earning taxed at 15%	105,522	122,705
As per Article No. 17 of the Income Tax Law	2,655,266	2,658,119
Earnings with no pass-through	1,417,878	1,004,685

Balance of taxed earnings	38,240,464	36,582,756

Net undistributed taxed earning have been accumulated in accordance with tax law since 2001 year and the above table presents the accumulation since that date.

d)     Two subsidiaries. Viña Cono Sur S.A. and Viña Maipo Ltda. of the Company have undistributed tax earnings of ThCh$34,912,000 and ThCh$30,552,000 as of December 31. 2006 and 2005. respectively. The companies Comercial Peumo Ltda. and VCT Internacional S.A. have tax loss carryforward of ThCh$3,977,000 and ThCh$5,063,000. respectively (ThCh$2,113,000 and ThCh$ 4,757,000 in 2005). These tax loss carryforwards have no expiration dates. For 2006 the Argentineans and United Kingdom subsidiaries have no tax loss carryforwards.

e)     Recoverable Taxes

The detail of recoverable taxes is as follows:

	As of December 31.

	2005	2006

	ThCh$	ThCh$
Value-added tax	2,418,760	2,967,903
IABA fiscal credit	473,549	511,377
Income tax receivable (1)	3,185,518	2,984,345
Income tax receivable for partial utilization of tax loss carry forwards	166,216	13,315
Other credits	1,029,513	501,346

Total	7,273,556	6,978,286

(1)

Income tax receivable is shown net of a reserve of ThCh$353,783 as of December 31, 2005 and 2006.  The reserve relates to an assessment made by the Internal Revenue Service of refundable customs duties due on import of the related merchandise. The Company has appealed the ruling. See Note 20.

f)     Deferred taxes

Changes in the Chilean Income Tax Law, effective beginning on January 1, 2001, required that income tax rates increase gradually between 2001 and 2005 from 15% to 17%.  Consequently, deferred tax balances as of December 31, 2005 and 2006 were calculated based on 17%.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

The detail of deferred taxes is as follows:

	As of December 31.

	2005				2006

	Deferred tax asset		Deferred tax liability		Deferred tax asset		Deferred tax liability

Temporary differences	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	141,671	—	—	—	137,281	—	—	—
Deferred revenue	—	—	—	—	105,562
Allowance for obsolescence	220,798	—	—	—	277,451	—	—	—
Provision for vacations	242,631	—	—	—	214,254	—	—	—
Amortization of intangibles	—	46,220	—	2,073	734	—	—	59,488
Financial lease agreements	18,529	—	—	48,768	98,828	—	—	—
Overhead expenses	—	—	104,243	2,276,320	—	—	—	2,744,790
Fixed assets depreciation	—	—	—	7,461,061	693	—	—	8,358,742
Staff severance indemnities	—	155,719	—	—	—	171,074	—	—
Other events	59,220	—	356,999	—	110	—	—	388,675
Unrealized gains for inventories	87,902	27,875	—	—	80,385	149,286	—	—
Forwards	—	—	52,665	—	375	—	—	—
Tax losses	808,897	366,396	—	—	870,362	676,139	—	—
Recoverable tax	60,143	—	—	—	60,580
Expenses related to the issuance of bonds	—	102,321	—	—	—	—	—	100,090
Other provisions	443,852	—	—	—	277,641	—	—	—

Complementary accounts. net of amortization	—	—	—	(2,013,335)	—	—	—	(1,915,782)
Total	2,083,643	698,531	513,907	7,774,887	2,124,256	996,499	—	9,736,003

g)     The detail of income tax expense as presented in the consolidated statement of income for the years ended December 31. Is summarized as follows:

	For the years ended December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$
Current tax expense (provision for income taxes)	(4,640,643)	(1,745,150)	(2,918,309)
Tax expense adjustment (prior year)	300,885	178,232	(93,814)
Effect of changes in deferred tax assets and liabilities for the year	(771,348)	(1,883,504)	(1,011,075)
Tax benefit provided by tax loss	172,200	217,888	—
Effect of amortization of complementary deferred tax asset or liability accounts	(138,792)	(176,018)	(97,554)
Other charges or credits to the account	(41,604)	(139,684)	(154,344)

Total	(5,119,302)	(3,548,236)	(4,275,096)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 9 - Property. Plant and Equipment

a)	The following is a summary of property. plant and equipment as of December 31. 2005 and 2006:

	2005		2006

	Gross Fixed Assets	Accumulated Depreciation	Gross Fixed Assets	Accumulated Depreciation

	ThCh$	ThCh$	ThCh$	ThCh$
Land	32,831,632	—	33,381,753	—

	32,831,632	—	33,381,753	—

Plantations	36,303,047	(7,364,004)	40,919,008	(8,803,505)
Buildings and facilities	54,762,560	(15,090,793)	64,091,057	(18,006,371)
Wine storage equipment	34,981,680	(16,114,800)	37,863,792	(18,681,411)

	126,047,287	(38,569,597)	142,873,857	(45,491,287)

Machinery and equipment	46,899,967	(22,525,275)	46,608,149	(25,402,712)
Transportation equipment	2,507,320	(1,643,072)	2,572,424	(1,748,802)

	49,407,287	(24,168,347)	49,180,573	(27,151,514)

Supplies (Containers - shipping and reusable storage)	1,228,478	(933,767)	1,285,501	(1,047,989)
Other fixed assets	8,116,528	(4,882,396)	8,877,937	(5,900,454)
Leased fixed assets	1,629,040	(549,425)	1,628,962	(655,610)

	10,974,046	(6,365,588)	11,792,400	(7,604,053)

Revaluation from fixed asset technical appraisal	3,460,645	(1,419,138)	3,403,409	(1,377,759)

	3,460,645	(1,419,138)	3,403,409	(1,377,759)

Net property. plant and equipment	222,720,897	(70,522,670)	240,631,992	(81,624,613)

b)	Depreciation for each period presented is as follows:

	For the year ended December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$
Depreciation (selling and administrative expenses)	(1,081,693)	(1,251,334)	(1,173,496)
Depreciation (operating expenses) (*)	(3,136,326)	(3,541,158)	(3,141,482)
Depreciation capitalized to deferred costs (**)	(6,369,230)	(8,979,333)	(8,148,425)

Total	(10,587,249)	(13,771,825)	(12,463,403)

(*)

Depreciation charged to income as of December 31, 2004, 2005 and 2006: in addition to depreciation of administrative and selling expenses and depreciation of operating expenses considers depreciation included under cost of sales for an amount of  ThCh$4,648,603 in 2004,ThCh$6,189,301 in 2005 and ThCh$6,745,607 in 2006.

(**)	This amount includes depreciation related to next harvest, barrels and cost of wine processing.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 9 - Property. Plant and Equipment. continued

c)	The detail of interest capitalized is as follows:

	For the years ended December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$
Vineyards under development	77,971	153,540	231,509
Construction in-progress	183,154	158,825	144,117

Total	261,125	312,365	375,626

d)

Technical revaluation: in accordance with Circular 1529 of the Superintendency of Securities and Insurance. the Company recorded the increase in value resulting from a technical appraisal of its principal fixed assets as of December 31. 1979.  As of December 31. 2005 and 2006. this higher value consisted of the following restated amounts:

	As of December 31.

	2005		2006

Item	Asset Value	Accumulated Depreciation	Asset Value	Accumulated Depreciation

	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,860,877	—	1,860,876	—
Plantations	262,436	(243,546)	262,436	(248,164)
Buildings and facilities	1,224,214	(1,062,474)	1,169,214	(1,018,712)
Machinery and equipment	113,118	(113,118)	110,883	(110,883)

Total	3,460,645	(1,419,138)	3,403,409	(1,377,759)

e)

Leased assets are accounted for in conformity with Technical Bulletin No. 22 of the Chilean Association of Accountants.  Leased assets are floor No. 15 and office 1602 Tower South of the World Trade Center Building (whose contract stipulates an average interest rate of 5.88%. with 14 instalments outstanding as of December 31. 2006). in addition to telephony power station and the switchboard (with an average interest rate of 4.98% and 8 instalments outstanding as of December 31, 2006) as follows:

	As of December 31.

	2005	2006

	ThCh$	ThCh$
Leased fixed assets	1,629,040	1,628,962
Accumulated depreciation	(549,425)	(655,610)

Total	1,079,615	973,352

The Company does not legally own leased assets and therefore it cannot freely dispose of them until it exercises the related purchase option.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

f)	Operating leases:

The Company has entered into long-term lease agreements for land where it has developed vineyards for wine production.  These agreements are expressed in US dollars and/or UF and are restated each year in consideration of changes in these monetary units in accordance with each related agreement. As of December 31, 2005 and 2006, future minimum payments related to these operating lease agreements are as follows:

	Year ended December 31.

	2005	2006

	ThCh$	ThCh$
Short-term	398,151	381,461
2008	399,875	376,871
2009	805,531	789,592
2010	400,451	377,446
2011	400,451	377,446
2012 and thereafter	2,101,806	2,452,393

Total	4,506,265	4,755,209

g)	Investments in computer programs

There were no significant investments in computer programs during  2005 and 2006.

Note 10 - Investments in Related Companies

Significant Events

Investments in related companies and the related direct participation in equity of investees, as well as the recognition of unrealized gains and losses related to purchase and sale transactions between related companies, as of the closing dates of the respective periods are detailed in the attached chart.

a.

Accrued income of Industria Corchera S.A. recognized as of December 31, 2006 is shown netted against unrealized gain for an amount of ThCh$31,532 (ThCh$19,639 in 2005).  This amount is presented net of material inventories acquired from this company.

In March 2006, the Company received a dividend from Industria Corchera S. A. for a sum of ThCh$178,811 (ThCh$158,792 in 2005).

b.

The investment in Almaviva S. A. is presented netted by 50% against unrealized gain generated in the sale 2001 land transaction with Almaviva S. A.; as this is an unrealized gain for Concha y Toro S. A. The amount of the rebate is ThCh$549.074 (ThCh$549.074 in 2005).  This gain will be realized when this land is sold to a third party other than a Group member company.

Accrued income of Almaviva S.A. recognized as of December 31, 2006 is shown netted against unrealized gain of ThCh$27.040.  In 2005, there were no unrealized gains or losses with Almaviva S.A. This amount is netted against the balance of inventories of products acquired from this related company.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Detail of investments

Company	Ownership percentage			Equity of investee		Income (loss)			Unrealized Income		Equity Method value

Year ended December 31,	2004	2005	2006	2005	2006	2004	2005	2006	2005	2006	2005	2006

	%	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Industria Corchera S.A.	49.84	49.84	49.84	7,555,627	7,770,568	396,191	258,243	302,886	—	—	3,765,724	3,873,689
Viña Almaviva S.A.	50.00	50.00	50.00	7,196,998	7,674,839	10,148	170,671	238,921	(549,075)	(549,074)	3,049,425	3,288,345

						406,339	428,914	541,807	(549,075)	(549,074)	6,815,149	7,162,034

Note 11 - Investments in Other Companies

2005 and 2006:

a)	During 2005 and 2006, there are no purchase or sales transactions of investments in other companies.

Detail of investments

	Number of shares	Ownership Percentage	Book Value

			Year ended December 31,

Company			2005	2006

			ThCh$	ThCh$
Sociedad Agrícola La Rosa Sofruco S.A.	252,119	2.2920	277,977	277,977
Cía. General de Electricidad Industrial S.A.	13,483	0.00	8,299	8,299
Cámara de Comercio de Santiago	1	0.00	1,468	1,468
Termas de Puyehue S.A.	2,000	0.00	123	123
Acciones Unión El Golf S.A.	3	0.00	20,368	20,368
Compañía de Telecomunicaciones de Chile S.A.	463	0.00	422	422
Cía. Agropecuaria Copeval S.A.	78,899	0.00	2,662	2,662

Total			311,319	311,319

Note 12 - Goodwill

The detail of goodwill is as follows:

	For the year ended December 31,			As of December 31,

	Amortization			Net Balance

Company	2004	2005	2006	2005	2006

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Villa Alegre S.A.	12,494	—	—	—	—
Industria Corchera S.A.	73,412	73,412	73,415	1,095,081	1,021,667

Total	85,906	73,412	73,415	1,095,081	1,021,667

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 13 - Intangibles

Intangible assets are as follows:

	As of December 31,

	Gross Carrying amount	Accumulated Amortization	Gross Carrying amount	Accumulated Amortization

	2005		2006

	ThCh$	ThCh$	ThCh$	ThCh$
Industrial trademarks	1,198,447	237,154	1,572,952	338,306
Telephone line rights	14,941	7,494	17,231	9,393
Water rights	2,148,923	39,615	2,754,011	106,190
Other	12,601	175	12,601	489

Total	3,374,912	284,438	4,356,795	454,378

The Amortization of intangible was  ThCh$109,217 in 2006 and ThCh$91,147 in 2005

Note 14 - Other Assets

The composition of other assets is as follows:

	Year ended December 31,

	2005	2006

	ThCh$	ThCh$
Prepaid rent	253,001	1,805,242
Prepaid rent Community property rights	12,146	11,324
Guarantees leases	11,744	12,447
Deferred expenses, Series C bonds	619,352	588,766

Total	896,243	2,417,779

The deferred expenses for the issuance of the series C bond are amortized using the straight-line method ( which approximates effective yield method ) over the life of bonds.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 15 - Short-term Bank Debt

Registration Nª	Bank or financial institution	U.S. dollars		Euros		Other foreign currencies		UF		Non adjustable Ch$		Total

		2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006

	Short-Term portion
97030000-7	BANCO DEL ESTADO DE CHILE	—	—	—	—	—	—	2,762,945	—	—	—	2,762,945	—
Foreign Bank	RABOBANK	—	—	443,643	—	904,309	1,048,314	—	—	—	—	1,347,952	1,048,314
97004000-5	BANCO DE CHILE	—	1,747,276	—	—	—	—	1,760,750	—	—	709,184	1,760,750	2,456,460
97039000-6	BANCO SANTANDER	148,051	—	1,033,409	10,882	—	—	—	—	—	—	1,181,460	10,882
97008000-7	BANCO CITIBANK	3,719,549	3,261,258	—	1,078,203	—	—	—	—	—	—	3,719,549	4,339,461
97032000-8	BANCO BBVA	—	1,127,710	—	—	176,106	—	—	—	—	—	176,106	1,127,710
97006000-6	BANCO DE CRÉDITO E INVERSIONES	2,259,794	831,058	—	—	—	—	—	—	—	804,611	2,259,794	1,635,669
97041000-7	BANKBOSTON	2,269,608	2,259,299	—	—	78,833	—	—	—	—	—	2,348,441	2,259,299
97023000-9	CORPBANCA	—	2,368,599	—	—	—	—	—	—	—	4,116,420	—	6,485,019
Foreign Bank	BANCO RIO	—	92,331	—	—	316,684	128,357	—	—	—	—	316,684	220,688
Foreign Bank	BANCO FRANCES	—	2,709,880	—	—	61,260	125,143	—	—	—	—	61,260	2,835,023
Foreign Bank	BANCO PATAGONIA	—	—	—	—	130,325	—	—	—	—	—	130,325	—
Foreign Bank	BANCO CREDICOOP	—	1,065,492	—	—	—	—	—	—	—	—	—	1,065,492
Foreign Bank	BANCO REGIONAL	—	—	—	—	—	28,117	—	—	—	—	—	28,117
97951000-4	HSBC BANK	—	1,068,486	—	—	—	—	—	—	—	—	—	1,068,486

	Total	8,397,002	16,531,389	1,477,052	1,089,085	1,667,517	1,329,931	4,523,695	—	—	5,630,215	16,065,266	24,580,620

	Principal owed	8,321,412	16,260,986	1,477,052	1,064,002	1,660,097	1,323,476	4,501,081	—	—	4,060,000	15,959,642	22,708,464

	Weighted average interest rate	4.78%	5.09%	2.82%	3.64%	6.23%	6.31%	1.66%	—	—	5.69%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Current portion of long-term debt

Registration Nª	Bank or financial institution	U.S. dollars		Euros		Other foreign currencies		UF		Non adjustable Ch $		Total

		2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006

	Long-term current portion
97032000-8	BANCO BBVA	1,135,499	1,170,257	—	—	357,188	—	—	—	592	1,106,720	1,493,279	2,276,977
Foreign Bank	RABOBANK	—	—	891,929	1,009,177	454,668	263,619	—	—	—	—	1,346,597	1,272,796
97004000-5	BANCO DE CHILE	—	—	—	—	—	—	804,566	102,172	—	—	804,566	102,172
97023000-9	CORPBANCA	1,578,997	1,827,539	—	—	—	—	—	—	—	9,215	1,578,997	1,836,754
97951000-4	HSBC BANK	1,058,547	-	—	—	—	—	—	—	—	—	1,058,547	-
97039000-6	BANCO SANTANDER	—	3,491	—	—	—	—	—	—	91,048	89,175	91,048	92,666
97030000-7	BANCO DEL ESTADO DE CHILE	2,131,300	—	—	—	—	—	—	—	—	—	2,131,300	—
97006000-6	BANCO DE CRÉDITO E INVERSIONES	1,284	—	—	—	—	—	—	—	—	—	1,284	—
97008000-7	BANCO CITIBANK	—	2,431	—	—	—	—	—	—	—	—	-	2,431
97041000-7	BANKBOSTON	—	161,006	—	—	1,197,669	—	—	—	—	—	1,197,669	161,006
Foreign Bank	BANCO RIO DE LA PLATA	—	—	—	—	1,464,239	1,870,815	—	—	—	—	1,464,239	1,870,815
Foreign Bank	BANCO FRANCES	—	—	—	—	722,373	177,115	—	—	—	—	722,373	177,115
Foreign Bank	BANCO PATAGONIA	—	825,220	—	—	20,553	—	—	—	—	—	20,553	825,220
Foreign Bank	BANCO CREDICOOP	—	—			692,889	—			—	—	692,889	—

	Total	5,905,627	3,989,944	891,929	1,009,177	4,909,579	2,311,549	804,566	102,172	91,640	1,205,110	12,603,341	8,617,952

	Principal owed	5,808,214	3,954,550	884,029	1,002,921	4,707,391	2,223,914	695,989	—	—	1,000,000	12,095,623	8,181,385

	Weighted average interest rate	3.54%	5.72%	3.42%	3.42%	8.61%	9.50%	1.65%	0.00%	5.22%	5,22%

	Percentage of short-term and current portion of long-term bank debt denominated in foreign currency (%)			76.39
	Percentage of short-term and current portion of long-term bank debt denominated in local currency (%)			23.61

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 16 – Long-term Bank Debt

	Bank or Financial Institution	Currency or Adjustment index	Years to Maturity					As of December 31, 2006		As of December 31, 2005

Tax Registration No.			1 to 2	2 to 3	3 to 5	5 to 10	More than 10	Total long- term portion at year-end	Weighted average Interest rate	Total long- Term

97004000-5	Banco de Chile	UF	—	1,421,069	5,913,483	—	—	7,334,552	4.85%	7,340,912
Foreign bank	Rabobank	Euro	—	—	—	—	—	—	—	883,966
Foreign bank	Rabobank	Other currencies	—	—	—	—	—	—	—	224,730
97030000-7	BancoEstado	US$	—	—	—	—	—	—	—	1,569,787
Foreign bank	Banco Río de la Plata S.A.	Other currencies	—	—	—	—	—	—	—	2,082,026
Foreign bank	Banco Frances	Other currencies	—	—	—	—	—	—	—	296,948
97039000-7	Banco Santander	US$	1,490,692	—	—		—	1,490,692	5.35%	—
97039000-7	Banco Santander	Ch$	2,500,000	2,500,000	—	—	—	5,000,000	5.22%	5,105,000
97008000-7	Banco Citibank	US$	4,525,315	—	—	—	—	4,525,315	5.39%	—
Foreign bank	Banco Boston	Other currencies	—	—	—	—	—	—	—	235,468
Foreign bank	Banco Credicoop	Other currencies	—	—	—	—	—	—	—	345,959
97041000-7	Banco Boston	US$	1,144,639	—	—	—	—	1,144,639	5.47%	—
97023000-9	Corpbanca	Ch$	1,500,000	—	—	—	—	1,500,000	5.82%	—
97039000-6	Banco BHIF	US$	976,048	—	—	—	—	976,048	5.24%	—
97039000-6	Banco BHIF	Ch$	2,000,000	1,000,000	—	—	—	3,000,000	5.22%	4,084,000
97039000-6	Banco BHIF	Other currencies	—	—	—	—	—	—	—	523,263
Foreign bank	Banco Patagonia	US$	—	—	—	—	—	—	—	784,894
Foreign bank	Banco Patagonia	Other currencies	—	—	—	—	—	—	—	784,894

Total			14,136,694	4,921,069	5,913,483	—	—	24,971,246		24,261,847

Long-term bank debt denominated in foreign currency		32.58%
Long-term bank debt denominated in Chilean pesos and UF		67.42%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 17 – Short and Long-term Bonds Payable

On April 26, 2005, Series C bonds were placed for an amount of UF 2,000,000 at a rate of 3.9% per annum. 100% of the par value was placed.

As of December 31, 2005, the short-term portion includes  ThCh$ 299,087, of accrued interest. The long-term portion of  ThCh$36,704,562 relate exclusively to the principal of the  Series C bonds.

As of  December 31, 2006, the short-term portion includes  ThCh$ 298,828, of accrued interest. The long-term portion of  ThCh$36,672,760 relate exclusively to the principal of the  Series C bonds.

No. OF REGISTRATION OR IDENTIFICATION OF THE INSTRUMENT	SERIES	NOMINAL AMOUNT PLACED IN FORCE	ADJUSTMENT UNIT FOR BONDS	INTERST RATE	FINAL PERIOD	FREQUENCY		PAR VALUE		PLACEMENT IN CHILE OR ABROAD

						PAYMENT OF INTEREST	PAYMENT OF AMORTIZATION	ThCh$12-31-2006	ThCh$12-31-2005

Short and Long-term Bonds Payable
407	C	2,000,000	UF	3.9%	04-15-2026	SEMI-ANNUAL	SEMI-ANNUAL	298,828	299,087	National
Total short-term portion								298,828	299,087
Long-term bonds
407	C	2,000,000	UF	3.9%	04-15-2026	SEMI-ANNUAL	SEMI-ANNUAL	36,672,760	36,704,562	National
Total long-term portion								36,672,760	36,704,562

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 18 – Accruals and certain charge-offs

The detail is as follows:
Short-term

	As of December 31,

	2005	2006

	ThCh$	ThCh$
Advertising expenses	8,249,373	12,090,998
Employee legal bonus and profit participation	912,257	1,735,999
Directors’ compensation	291,279	242,408
Provision for vacations	1,485,907	1,336,518
Provision for reorganization expenses	662,196	327,729
Provision for wine extraordinary appraisal	906,061	—
Provision for accrued costs and expenses	1,236,722	1,588,735
Grape harvest costs	139,137	77,762
Other provisions	1,559,048	969,186

Total accruals	15,441,980	18,369,335

Long-term

	As of December 31,

	2005	2006

	ThCh$	ThCh$
Staff severance indemnities	916,003	1,006,318

Total accruals	916,003	1,006,318

The most significant direct charge-offs to related to inventory are as follows:

	For the years ending December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$
Label write-offs	—	1,307	—
Degradation of wines	87,080	37,265	—
Reprocessing	403,456	423,594	512,704

As of December 31, 2005 and 2006, there are provisions recorded which are presented deducted from the related asset accounts as per the following detail:

	As of December 31,

	2005	2006

Doubtful accounts	(628,012)	(471,132)
Uncollectible notes	(64,020)	(62,703)
Income taxes recoverable	(353,784)	(356,351)
Miscellaneous receivables	(186,061)	(341,766)
Obsolescence of inventories	(1,298,811)	(1,555,094)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 19 – Accrued Expenses

Accrued expenses consists of staff severance indemnities and are recorded at the present value of the total liability according to the accrued cost of the benefit considering an interest rate of 6.00% per annum and an average service life period of 11 years.  Changes during each year were as follows:

	2005	2006

	ThCh$	ThCh$
Balance at the beginning of the year	684,536	897,163
Increase during the year	553,807	240,130
Payments during the year	(322,340)	(130,975)

Provision for Staff Severance Indemnities	916,003	1,006,318

Note 20 - Minority interest

The detail of minority interest is as follows:

Taxpayer I.D.	Related Company	Year ended December 31, 2005		Year ended December 31, 2006

		Liability	Income	Liability	Income

		ThCh$	ThCh$	ThCh$	ThCh$
84.712.500-4	VIÑA PALO ALTO LIMITADA (EX OWW)	9,724	173	11,397	(1,670)

	Total	9,724	173	11,397	(1,670)

Note 21 - Shareholders’ Equity

The Company’s paid in capital as of December 31, 2006 is as follows:

Number of shares

Series	No. of subscribed shares	No. of paid shares	No. of voting right shares

—	719,170,735	719,170,735	719,170,735

Paid in Capital and Par Value

Series	Subscribed capital	Paid-in capital

—	45,666,894	45,666,894

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

a)     Other Reserves

Other reserves consist of the following:

	As of December 31,

	2005	2006

	ThCh$	ThCh$
Additional paid in capital price-level restatement	1,863,698	1,863,698
Revaluation from fixed asset technical appraisal	4,236,377	4,236,377
Adjustment to property, plant and equipment value	535,564	535,564
Revaluation from fixed asset technical appraisal in subsidiaries	1,119,084	1,119,083
Revaluation of inventory (1973)	737,963	737,963
Revaluation of marketable securities (1980)	570,836	570,836
Cumulative translation adjustment	(1,719,615)	(1,680,851)

Total other reserves	7,343,907	7,382,670

b)     Cumulative translation adjustment

This account relates to the effects of the foreign exchange gains or losses between the Chilean peso and the U.S. dollar on the price-level restated foreign investment measured in U.S. dollars, in accordance with Technical Bulletin No. 64 issued by the Chilean Association of Accountants and with Official Form Letter N°5294 of the Chilean  Superintendency of Securities and Insurance (“SVS”). The detail of the adjustment by subsidiary is included below:

The detail of this reserve is as follows:

2005

Company	Opening Balance	Exchange Difference Investment	Exchange Difference Liability	Balance as of December 31, 2005

Trivento Bodegas y Viñedos	(1,719,639)	(734,768)	734,791	(1,719,615)

Total	(1,719,639)	(734,768)	734,791	(1,719,615)

2006

Company	Opening Balance	Exchange Difference Investment	Exchange Difference Liability	Balance as of December 31, 2006

Trivento Bodegas y Viñedos	(1,719,615)	117,710	(78,947)	(1,680,851)

Total	(1,719,615)	117,710	(78,947)	(1,680,851)

c)     Dividends

The Company’s dividend policy proposed by the Board of Directors for 2006 consists of the distribution of up to 40% of net income for the year divided into three provisional dividends payable in September 2006, December 2006 and March 2007 and the payment of a final dividend in May 2007.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Dividends approved and paid as of December 31, 2005 and 2006 (on historical basis ) are detailed as follows:

2004

Dividend No.	Amount ThCh$	Month of payment	Type of dividend

214	1,222,590	March 2004	Provisional
215	3,768,455	May 2004	Final
216	1,438,341	September 2004	Provisional
217	1,438,341	December 2004	Provisional

2005

Dividend No.	Amount ThCh$	Month of payment	Type of dividend

218	1,438,341	March 2005	Provisional
219	4,760,910	May-2005	Final
220	1,797,927	September 2005	Provisional
221	1,797,927	December 2005	Provisional

2006

Dividend No.	Amount ThCh$	Month of payment	Type of dividend

222	1,797,927	March 2006	Provisional
223	2,229,429	May-2006	Final
224	1,797,927	September 2006	Provisional
225	1,797,927	December 2006	Provisional

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
Chilean pesos as of December 31, 2006 and US dollars

Note 22 - Other Non-Operating Income and Expenses

The detail is as follows:

Other Non-operating income

	For the year ended December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$
Dividends received	13,628	16,889	11,707
Gain on sale of fixed assets	45,603	54,284	31,883
Leasing	6,542	27,219	2,335
Administrative services	14,142	14,140	14,373
Tax Recoveries	—	—	17,996
Gain (loss) from land expropriation	—	2,492	51,772
Insurance recoveries	105,303	75,178	8,292
Result from investments in forward contracts (1)	—	2,572,920	—
Sale of other products	46,364	39,114	33,586
Other	92,850	100,012	138,356

Total	324,432	2,902,248	310,300

(1) : In December, 2005 the Company  realized gains of ThCh$ 2,572,920 on the settlement of foreign currency forward contracts. Realized gains or losses related to the early termination of derivative contracts are included in other non-operating income or expense.

Other Non-operating expenses

	For the year ended December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$
Amortization of intangible assets	22,154	4,619	7,376
Loss on sale of fixed assets	3,784	20,640	—
Fixed asset disposals	136,837	73,812	92,371
Prior year expenses	23,741	5,441	5,884
Wine extraordinary appraisal	—	906,061	—
Reorganization expenses	—	662,196	—
Lost of Vat	—	25,815	38,343
Other assets written-off	35	139,578	—
Argentine competitivity law	187,967	180,779	189,790
Other expenses	44,108	36,804	42,822

Total	418,626	2,055,745	376,586

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 23 - Price-level Restatement

	Restatement index	Year ended December 31,

Assets (Charges) / Credits		2004	2005	2006

		ThCh$	ThCh$	ThCh$
Inventories	CPI	788,659	2,232,227	994,541
Property, plant and equipment	CPI	3,209,823	5,071,567	2,987,749
Investment in related companies	CPI	291,079	448,577	274,613
Other accounts receivable	UF	1,103	2,783	605
Recoverable taxes	CPI	72,209	119,765	108,209
Prepaid expenses	UF	2,589	6,541	3,714
Prepaid expenses	CPI	62,195	64	30
Other long-term assets	CPI	168	18,129	13,059
Other long-term assets	UF	(799)	18,661	23,516
Other non-monetary assets	CPI	63,378	141,248	112,060
Cost and expense accounts	CPI	3,371,053	5,397,827	2,068,742

Total credits		7,861,457	13,457,389	6,586,838

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 23 - Price-level Restatement. Continued

	Restatement index	Year ended December 31,

Liabilities (Charges) / Credits		2004	2005	2006

Shareholders’ equity	CPI	(3,461,724)	(5,341,252)	(3,428,335)
Minority interest	CPI	(1,618)	(348)	(199)
Bank and financial institutions-liabilities	UF	(92,137)	(226,958)	—
Bank and financial institutions-liabilities	CPI	(14,649)	(135,443)	(309,041)
Current portion of long-term bank liabilities	UF	(222,388)	(27,096)	(7,665)
Bonds payable	UF	—	(9,273)	(6,199)
Long-term obligations with maturity within one year	UF	(8,538)	(10,247)	(6,573)
Accounts payable	UF	1,935	(290)	(148,054)
Notes payable	UF	(3,660)	(19,416)	117
Other accounts payable	UF	159	(112,799)	3,444
Accrued expenses	UF	(34)	(302)	(170)
Long-term bank and financial institution liabilities	UF	(184,719)	(268,629)	(144,627)
Bonds payable long-term	UF	—	(1,475,631)	(723,140)
Other long-term accounts payable	CPI	(16,599)	(19,959)	(6,420)
Income accounts	CPI	(3,825,198)	(5,989,209)	(2,168,726)

Total (charges)		(7,829,170)	(13,636,852)	(6,945,588)

Net (loss) gain from price-level restatement		32,287	(179,463)	(358,750)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 24 – Foreign Exchange Differences

The following represents the detail of foreign exchange gains and losses recognized in income for each of the respective years for accounts denominated in foreign currencies:

	Currency	Year ended December 31,

Assets (Charges) / Credits		2004	2005	2006

		ThCh$	ThCh$	ThCh$
Cash	CAD	—	(6,443)	(5,281)
Cash	EUR	9,235	(51,505)	32,442
Cash	GBP	9,385	(29,652)	(43,456)
Cash	US$	(134,601)	(94,655)	(22,650)
Time deposits	US$	—	—	(346)
Trade accounts receivable	CAD	(60,526)	(81,916)	33,497
Trade accounts receivable	EUR	174,597	(1,675,371)	916,341
Trade accounts receivable	US$	(1,641,738)	(1,362,053)	604,766
Trade accounts receivable	GBP	203,378	(641,878)	392,032
Other accounts receivable	CAD	1,127	(844)	602
Other accounts receivable	EUR	(8,366)	(15,188)	5,437
Other accounts receivable	US$	10,157	162	19,105
Accounts receivable from related companies	CAD	—	940	(351)
Accounts receivable from related companies	EUR	(12,085)	614	(1,490)
Accounts receivable from related companies	US$	(631,403)	(1,118,541)	405,676
Accounts receivable from related companies	GBP	(29,172)	(145,546)	864,540
Prepaid expenses	US$	(35,083)	—	8,783
Prepaid expenses	EUR	8	(23,685)	—
Fixed Assets	USD	—	—	(366)
Other current assets	US$	11,239	(1,112,688)	(246,605)
Other current assets	CAD	35,430	573,902	(123,779)
Other current assets	EUR	(222,951)	1,339,277	(85,496)
Other current assets	GBP	(68,167)	1,916,776	(671,465)
Other assets long-term	US$	—	(55,428)	23,707

Total (charges) credits		(2,389,536)	(2,583,722)	2,105,643

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 24 – Foreign Exchange Differences. Continued

	Currency	Year ended December 31,

Liabilities (Charges) / Credits		2004	2005	2006

		ThCh$	ThCh$	ThCh$
Bank debt	EUR	(2,626)	7,988	(238,489)
Bank debt	US$	701,537	709,001	(307,741)
Bank debt	GBP	22,102	198,592	(154,030)
Long-term bank debt, short-term portion	Euro	(9,033)	188,340	(155,307)
Long-term bank debt, short-term portion	US$	(49,387)	457,894	(293,643)
Long-term bank debt, short-term portion	GBP	4,585	99,337	(93,849)
Long-term obligations with maturity within one year	US$	36,288	(237)	29
Accounts payable	EUR	(28,399)	33,310	7
Accounts payable	US$	297,946	210,308	(71,322)
Accounts payable	GBP	1,083	(1,030)	(139,065)
Accounts payable	SEK	—	—	94
Notes payable	EUR	(61,406)	112,196	(19,879)
Notes payable	US$	(16,294)	1,639	(15,677)
Notes payable	GBP	(492)	651	(497)
Notes payable	SEK	603	—	(313)
Accounts payable to related companies	US$	60,232	31,278	46,488
Other accounts payable	US$	3,858	2,817	(5,283)
Other accounts payable	GBP	86	1	(124)
Other accounts payable	EUR	(64)	490	(217)
Accrued expenses	CAD	25,055	17,737	7
Accrued expenses	EUR	(32,149)	323,144	(158)
Accrued expenses	US$	275,049	274,346	(2,962)
Accrued expenses	GBP	2,103	66,342	(9,003)
Accrued expenses	JPY	565	(16)	—
Deferred revenues	USD	—	—	(581)
Other current liabilities	USD	(64,601)	—	—
Other current liabilities	CAD	49,223	—	(4,422)
Other current liabilities	EUR	—	—	(207,928)
Other current liabilities	USD	(136,996)	—	(112,438)
Long-term bank debt	EUR	(77,639)	364,285	(34,821)
Long-term bank debt	EUR	193,287	(49,099)	(76,645)
Long-term bank debt	USD	4,585	92,467	103,561

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 24 – Foreign Exchange Differences. Continued

	Currency	Year ended December 31,

Liabilities (Charges) / Credits		2004	2005	2006

		ThCh$	ThCh$	ThCh$
Long-term accounts payable to related companies	US$	(49,661)	24,234	(44,755)
Adjustment for financial statement translation	US$	(289,385)	(153,725)	(60,016)
Adjustment for financial statement translation	GBP	(12,731)	(396,669)	54,292

Total (Charges) / credits		847,324	2,615,615	(1,844,687)

Net (loss) from exchange difference		(1,542,212)	31,893	260,956

Note 25 – Expenses in the Issuance and Placement of Shares and Debt Certificates

Expenses in the issuance and placement of bonds are presented in Other long-term assets, which are amortized using the straight-line method which approximates the effective yield method, in accordance with the term for the issuance of documents. This amortization is presented as Interest Expenses.  Issuance expenses net of amortization, at the end of the period amount to ThCh$ 588,766 (ThCh$ 615,352 in 2005 ) . Issuance expenses include disbursements due to reports from risk classifiers, legal and financial advisories, taxes, printing and placement fees. Amortization for the year 2006 was ThCh$30,856 ( ThCh$20,274 in 2005 ).

Note 26 - Statement of Cash Flows

Future cash flows contractually committed to investment and operating activities:

	Currency of adjustment index	Short- term portion	Years to Maturity							As of December 31, 2005

			2007	2008	2009	2010	2011	More than 6 years	Total owed

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Lease payable	U.F.	220,752	165,815	165,814	82,907	—	—	—	635,288	635,837
Lease farms	U.F.	228,490	223,900	224,475	224,475	224,475	224,475	2,023,956	3,374,246	2,541,230
Lease farms	US$	152,971	152,971	565,118	152,971	152,971	152,971	50,990	1,380,963	1,965,032
Payables for additions to fixed assets	US$	32,034	—	—	—	—	—	—	32,034	—
Payables for additions to fixed assets	CH$	1,307,737	—	—	—	—	—	—	1,307,737	—
Payables for additions to fixed assets	UF	11,644	—	—	—	—	—	—	11,644	—

Total		1,953,628	542,686	955,407	460,353	377,446	377,446	2,074,946	6,741,912	5,142,099

During the years ended 2005 and 2006, there were no other investing activities which commit future cash flows.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 27 - Derivative Contracts

Derivative Contracts

		Description of the contract						Contract value at December 31, 2006 forward exchange rate	Accounts affected Value of Asset / Liabilities

Type of Derivative	Type of Agreement	Amount of the contract-nominal	Date of expiration	Currency	Purchase / Sales	Hedged Item	Contract value at December 31, 2006 at spot rate		Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCTE	206,280	1st. Quarter of 2007	CAN	S	Export customers	205,695	206,042	Other current assets	526	873	(2,732)
FR	CCTE	213,583	1st. Quarter of 2007	CAN	S	Export customers	205,695	206,217	Other current assets	6,268	6,791	6,790
FR	CCTE	213,181	2nd. Quarter of 2007	CAN	S	Export customers	205,695	206,395	Other current assets	6,090	—	6,090
FR	CCTE	212,572	2nd. Quarter of 2007	CAN	S	Export customers	205,695	206,566	Other current assets	5,920	—	5,920
FR	CCTE	211,726	2nd. Quarter of 2007	CAN	S	Export customers	205,695	206,735	Other current assets	5,751	—	5,751
FR	CCTE	211,795	3rd. Quarter of 2007	CAN	S	Export customers	205,695	206,907	Other current assets	5,579	—	5,579
FR	CCTE	211,846	3rd. Quarter of 2007	CAN	S	Export customers	205,695	207,077	Other current assets	5,408	—	5,408
FR	CCTE	211,881	3rd. Quarter of 2007	CAN	S	Export customers	205,695	207,234	Other current assets	5,251	—	5,251
FR	CCPE	688,800	1st. Quarter of 2007	EUR	S	Export customers	702,080	702,399	Other current liabilities	—	(13,280)	27,660
FR	CCPE	341,345	1st. Quarter of 2007	EUR	S	Export customers	351,040	351,221	Other current liabilities	—	(9,695)	8,865
FR	CCPE	341,695	1st. Quarter of 2007	EUR	S	Export customers	351,040	352,323	Other current liabilities	—	(9,345)	(5,810)
FR	CCTE	342,530	1st. Quarter of 2007	EUR	S	Export customers	351,040	352,920	Other current liabilities	—	(8,510)	(5,410)
FR	CCTE	342,720	2nd. Quarter of 2007	EUR	S	Export customers	351,040	353,536	Other current liabilities	—	—	(10,816)
FR	CCTE	528,600	1st. Quarter of 2007	US$	S	Export customers	532,390	532,638	Other current liabilities	—	(3,790)	4,480
OE	CCTE	528,900	1st. Quarter of 2007	US$	S	Export customers	532,390	532,959	Other current liabilities	—	(3,490)	(700)
OE	CCTE	528,900	1st. Quarter of 2007	US$	S	Export customers	532,390	533,243	Other current liabilities	—	(3,490)	(1,570)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 27 - Derivative Contracts

Derivative Contracts

		Description of the contract						Contract value at December 31, 2006 forward exchange rate	Accounts affected Value of Asset / Liabilities

Type of Derivative	Type of Agreement	Amount of the contract-nominal	Date of expiration	Currency	Purchase / Sales	Hedged Item	Contract value at December 31, 2006 at spot rate		Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCPE	528,950	2nd. Quarter of 2007	US$	S	Export customers	532,390	533,550	Other current liabilities	—	—	(4,600)
FR	CCTE	315,734	2nd. Quarter of 2007	EUR	S	Export customers	315,936	318,715	Other current liabilities	—	—	(2,982)
FR	CCTE	348,670	2nd. Quarter of 2007	EUR	S	Export customers	351,040	353,835	Other current liabilities	—	—	(5,165)
FR	CCTE	349,600	2nd. Quarter of 2007	EUR	S	Export customers	351,040	354,715	Other current liabilities	—	—	(5,115)
FR	CCTE	350,280	3rd. Quarter of 2007	EUR	S	Export customers	351,040	355,259	Other current liabilities	—	—	(4,979)
FR	CCTE	350,980	3rd. Quarter of 2007	EUR	S	Export customers	351,040	355,832	Other current liabilities	—	—	(4,852)
FR	CCTE	532,700	2nd. Quarter of 2007	US$	S	Export customers	532,390	533,767	Other current liabilities	—	—	(1,067)
FR	CCTE	494,785	1st. Quarter of 2007	GBP	S	Export customers	520,930	521,198	Other current liabilities	—	(26,145)	(415)
FR	CCTE	495,135	1st. Quarter of 2007	GBP	S	Export customers	520,930	521,519	Other current liabilities	—	(25,795)	(17,845)
FR	CCTE	494,680	1st. Quarter of 2007	GBP	S	Export customers	520,930	521,780	Other current liabilities	—	(26,250)	(24,170)
FR	CCPE	494,860	2nd. Quarter of 2007	GBP	S	Export customers	520,930	522,039	Other current liabilities	—	—	(27,179)
FR	CCPE	454,631	2nd. Quarter of 2007	GBP	S	Export customers	468,837	470,049	Other current liabilities	—	—	(15,419)
FR	CCTE	501,780	2nd. Quarter of 2007	GBP	S	Export customers	520,930	522,160	Other current liabilities	—	—	(20,380)
FR	CCTE	502,165	2nd. Quarter of 2007	GBP	S	Export customers	520,930	522,510	Other current liabilities	—	—	(20,345)
FR	CCTE	502,505	3rd. Quarter of 2007	GBP	S	Export customers	520,930	522,701	Other current liabilities	—	—	(20,196)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 27 - Derivative Contracts

		Description of the contract						Contract value at December 31, 2006 forward exchange rate	Accounts affected Value of Asset / Liabilities

Type of Derivative	Type of Agreement	Amount of the contract-nominal	Date of expiration	Currency	Purchase / Sales	Hedged Item	Contract value at December 31, 2006 at spot rate		Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCTE	531,510	1st. Quarter of 2007	US$	S	Export customers	532,390	532,489	Other current liabilities	—	(880)	(4,950)
FR	CCTE	531,700	1st. Quarter of 2007	US$	S	Export customers	532,390	532,818	Other current liabilities	—	(690)	4,660
FR	CCTE	281,472	2nd. Quarter of 2007	EUR	S	Export customers	280,832	282,618	Other current liabilities	—	—	(1,146)
FR	CCTE	302,205	2nd. Quarter of 2007	GBP	S	Export customers	312,558	313,157	Other current liabilities	—	—	(10,952)
FR	CCTE	302,013	1st. Quarter of 2007	GBP	S	Export customers	312,558	312,991	Other current liabilities	—	(10,545)	(6,351)
FR	CCTE	301,809	1st. Quarter of 2007	GBP	S	Export customers	312,558	312,829	Other current liabilities	—	(10,749)	1,386
FR	CCPE	301,662	1st. Quarter of 2007	GBP	S	Export customers	312,558	312,656	Other current liabilities	—	(10,896)	5,340
FR	CCPE	274,125	1st. Quarter of 2007	US$	S	Export customers	266,195	266,220	Other current assets	7,905	7,930	5,310
FR	CCPE	544,050	1st. Quarter of 2007	US$	S	Export customers	532,390	532,788	Other current assets	11,262	11,660	18,810
FR	CCPE	505,865	3rd. Quarter of 2007	GBP	S	Export customers	520,930	522,881	Other current liabilities	—	—	(17,016)
FR	CCPE	202,400	1st. Quarter of 2007	GBP	S	Export customers	208,372	208,557	Other current liabilities	—	(5,972)	2,404
FR	CCPE	202,218	1st. Quarter of 2007	GBP	S	Export customers	208,372	208,424	Other current liabilities	—	(6,154)	4,686
FR	CCPE	202,480	1st. Quarter of 2007	GBP	S	Export customers	208,372	208,664	Other current liabilities	—	(5,892)	(4,440)
FR	CCPE	203,544	2nd. Quarter of 2007	GBP	S	Export customers	208,372	208,792	Other current liabilities	—	—	(5,248)
FR	CCPE	270,900	2nd. Quarter of 2007	US$	S	Export customers	266,195	266,770	Other current assets	4,130	—	4,130
OE	CCTE	525,600	1st. Quarter of 2007	US$	S	Export customers	532,390	532,390	Other current liabilities	—	(6,790)	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 27 - Derivative Contracts

Derivative Contracts

		Description of the contract						Contract value at December 31, 2006 forward exchange rate	Accounts affected Value of Asset / Liabilities

Type of Derivative	Type of Agreement	Amount of the contract-nominal	Date of expiration	Currency	Purchase / Sales	Hedged Item	Contract value at December 31, 2006 at spot rate		Account Name	Mark to market adjustment	Amount (1)	Amount (2)

OE	CCTE	525,600	1st. Quarter of 2007	US$	S	Export customers	532,390	532,390	Other current liabilities	—	(6,790)	—
OE	CCTE	524,700	1st. Quarter of 2007	US$	S	Export customers	532,390	532,390	Other current liabilities	—	(7,690)	—
FR	CCTE	92,960	1st. Quarter of 2007	CAN	S	Export customers	91,420	91,486	Other current assets	1,474	1,540	—
FR	CCTE	116,105	1st. Quarter of 2007	CAN	S	Export customers	114,275	114,358	Other current assets	1,747	1,830	—
FR	CCTE	116,283	1st. Quarter of 2007	CAN	S	Export customers	114,275	114,513	Other current assets	1,769	2,008	—
FR	CCTE	238,483	1st. Quarter of 2007	EUR	S	Export customers	245,728	246,193	Other current liabilities	—	(7,245)	—
FR	CCTE	238,557	1st. Quarter of 2007	EUR	S	Export customers	245,728	246,349	Other current liabilities	—	(7,172)	—
FR	CCTE	251,185	1st. Quarter of 2007	GBP	S	Export customers	260,465	260,481	Other current liabilities	—	(9,280)	—
FR	CCPE	251,485	1st. Quarter of 2007	GBP	S	Export customers	260,465	260,661	Other current liabilities	—	(8,980)	—
FR	CCPE	304,077	1st. Quarter of 2007	GBP	S	Export customers	312,558	312,876	Other current liabilities	—	(8,481)	—
FR	CCPE	264,600	1st. Quarter of 2007	US$	S	Export customers	266,195	266,309	Other current liabilities	—	(1,595)	—
FR	CCPE	264,375	1st. Quarter of 2007	US$	S	Export customers	266,195	266,424	Other current liabilities	—	(1,820)	—
FR	CCPE	512,105	1st. Quarter of 2007	GBP	S	Export customers	520,930	521,480	Other current liabilities	—	(8,825)	—
FR	CCPE	512,265	2nd. Quarter of 2007	GBP	S	Export customers	520,930	522,047	Other current liabilities	—	—	(9,782)
FR	CCPE	512,085	1st. Quarter of 2007	GBP	S	Export customers	520,930	521,470	Other current liabilities	—	(8,845)	—
FR	CCPE	512,025	1st. Quarter of 2007	GBP	S	Export customers	520,930	521,797	Other current liabilities	—	(8,905)	(10,150)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 27 - Derivative Contracts

Derivative Contracts

		Description of the contract						Contract value at December 31, 2006 forward exchange rate	Accounts affected Value of Asset / Liabilities

Type of Derivative	Type of Agreement	Amount of the contract-nominal	Date of expiration	Currency	Purchase / Sales	Hedged Item	Contract value at December 31, 2006 at spot rate		Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCTE	409,932	1st. Quarter of 2007	GBP	S	Export customers	416,744	416,950	Other current liabilities	—	(6,812)	—
FR	CCPE	410,060	1st. Quarter of 2007	GBP	S	Export customers	416,744	417,121	Other current liabilities	—	(6,684)	—
FR	CCPE	516,520	1st. Quarter of 2007	GBP	S	Export customers	520,930	521,260	Other current liabilities	—	(4,410)	—
FR	CCPE	517,165	1st. Quarter of 2007	GBP	S	Export customers	520,930	521,250	Other current liabilities	—	(3,765)	—
FR	CCPE	257,848	1st. Quarter of 2007	GBP	S	Export customers	260,465	260,711	Other current liabilities	—	(2,617)	—
FR	CCTE	257,885	1st. Quarter of 2007	GBP	S	Export customers	260,465	260,764	Other current liabilities	—	(2,580)	—
FR	CCTE	310,386	1st. Quarter of 2007	GBP	S	Export customers	312,558	312,870	Other current liabilities	—	(2,172)	—
FR	CCTE	263,735	1st. Quarter of 2007	US$	S	Export customers	266,195	266,490	Other current liabilities	—	(2,460)	—
FR	CCPE	185,172	1st. Quarter of 2007	CAN	S	Export customers	182,840	183,171	Other current assets	2,001	2,332	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 27 - Derivative Contracts

Derivative Contracts

		Description of the contract						Contract value at December 31, 2006 forward exchange rate	Accounts affected Value of Asset / Liabilities

Type of Derivative	Type of Agreement	Amount of the contract-nominal	Date of expiration	Currency	Purchase / Sales	Hedged Item	Contract value at December 31, 2006 at spot rate		Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCPE	115,413	1st. Quarter of 2007	CAD	S	Export customers	114,275	114,602	Other current assets	811	1,138	—
FR	CCTE	114,825	1st. Quarter of 2007	CAD	S	Export customers	114,275	114,471	Other current assets	354	550	—
FR	CCPE	137,670	1st. Quarter of 2007	CAD	S	Export customers	137,130	137,555	Other current assets	115	540	—
FR	CCPE	136,686	1st. Quarter of 2007	CAD	S	Export customers	137,130	137,568	Other current liabilities	—	(444)	—
FR	CCPE	136,701	1st. Quarter of 2007	CAD	S	Export customers	137,130	137,607	Other current liabilities	—	(429)	—
FR	CCPE	78,944	1st. Quarter of 2007	US$	S	Export customers	79,859	79,968	Other current liabilities	—	(915)	—
FR	CCPE	263,100	1st. Quarter of 2007	US$	S	Export customers	266,195	266,565	Other current liabilities	—	(3,095)	—
FR	CCPE	114,190	1st. Quarter of 2007	CAD	S	Export customers	114,275	114,678	Other current liabilities	—	(85)	—
FR	CCPE	263,475	1st. Quarter of 2007	US$	S	Export customers	266,195	266,485	Other current liabilities	—	(2,720)	—
FR	CCTE	263,565	1st. Quarter of 2007	US$	S	Export customers	266,195	266,565	Other current liabilities	—	(2,630)	—
FR	CCTE	263,540	1st. Quarter of 2007	US$	S	Export customers	266,195	266,530	Other current liabilities	—	(2,655)	—
FR	CCPE	264,225	1st. Quarter of 2007	US$	S	Export customers	266,195	266,495	Other current liabilities	—	(1,970)	—
FR	CCTE	264,350	1st. Quarter of 2007	US$	S	Export customers	266,195	266,596	Other current liabilities	—	(1,845)	—
FR	CCPE	265,225	1st. Quarter of 2007	US$	S	Export customers	266,195	266,520	Other current liabilities	—	(970)	—
FR	CCPE	265,260	1st. Quarter of 2007	US$	S	Export customers	266,195	266,601	Other current liabilities	—	(935)	—
FR	CCPE	265,700	1st. Quarter of 2007	US$	S	Export customers	266,195	266,550	Other current liabilities	—	(495)	—
FR	CCTE	353,795	3rd. Quarter of 2007	EUR	S	Export customers	351,040	355,116	Other current liabilities	—	—	(1,321)
FR	CCTE	353,080	2nd. Quarter of 2007	EUR	S	Export customers	351,040	354,472	Other current liabilities	—	—	(1,392)
FR	CCPE	352,230	1st. Quarter of 2007	EUR	S	Export customers	351,040	352,836	Other current liabilities	—	1,190	—
FR	CCPE	351,815	1st. Quarter of 2007	EUR	S	Export customers	351,040	352,258	Other current liabilities	—	775	—
FR	CCPE	418,568	2nd. Quarter of 2007	GBP	S	Export customers	416,744	417,803	Other current assets	765	—	765
FR	CCPE	418,552	2nd. Quarter of 2007	GBP	S	Export customers	416,744	417,858	Other current assets	694	—	694
FR	CCPE	418,000	2nd. Quarter of 2007	GBP	S	Export customers	416,744	417,577	Other current assets	423	—	423
FR	CCPE	418,416	2nd. Quarter of 2007	GBP	S	Export customers	416,744	417,760	Other current assets	656	—	656
FR	CCPE	138,573	1st. Quarter of 2007	CAD	S	Export customers	137,130	137,646	Other current assets	927	1,443	—
FR	CCPE	138,501	1st. Quarter of 2007	CAD	S	Export customers	137,130	137,561	Other current assets	940	1,371	—
FR	CCPE	138,606	1st. Quarter of 2007	CAD	S	Export customers	137,130	137,692	Other current assets	914	1,476	—
FR	CCPE	354,820	3rd. Quarter of 2007	EUR	S	Export customers	351,040	355,966	Other current liabilities	—	—	(1,146)
FR	CCPE	267,320	1st. Quarter of 2007	US$	S	Export customers	266,195	266,525	Other current assets	795	1,125	—
FR	CCPE	267,345	1st. Quarter of 2007	US$	S	Export customers	266,195	266,626	Other current assets	719	1,150	—

Note:	FR: Forward
OE: Options
CCPE: Hedge of an existing transaction
CCTE: Hedge of a forecasted transaction

(1)	CCPE - Deferred gain representing difference between nominal value and spot value at contract initiation date
(2)	CCPE - Deferred gain for difference between spot value at contract initiation date and spot value at December 31, 2006 CCTE – Mark to market adjustment

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 28 - Contingencies and Restrictions

1)	Wine contracts: The Company has entered long-term contracts for the acquisition of grape and wines, which have different expiration dates, the last of them expiring in 2017.

2)

On December 15, 2000, the Official Gazette published Decrees Nos. 3.692, 3.693 and 3.694 issued by Ministry of Public Works (MOP) dated August 28, 2000, in which MOP authorizes the expropriation of lots 481 owned by Viña Concha y Toro S.A., 480-A  and 480-B owned by Viña  Concha y Toro  S.A. and Viña Cono Sur S.A. The total compensation established for these lots amounts to Ch$2,080,314,000 (historical value).

On July 9, 2001, Viña Concha y Toro S. A. and its subsidiary Viña Cono Sur S. A. presented before the Second Civil Court of San Miguel a complaint against the Chilean Treasury for the provisional sum of compensations established by the expropriation of the three lots referred to above.

At the first instance sentence dated October 6, 2003, this Court accepted in all its parts the complaint filed and established a higher compensation of Ch$1,043,953,230 (historical value) plus the restatement in accordance with the variation in the CPI beginning on March 1, 2000 date in which the provisional appraisal was conducted. This sentence was subject to an appeal by the Chilean Treasury before the Court of Appeals of San Miguel.  Through Resolution dated January 17, 2006, this Court of Appeals deducted the amount of the compensation resulting in a difference in favor of Viña Concha y Toro S. A. of Ch$571,504,275. The Company is in the process of filing an appeal in cassation before the Supreme Court to modify the amount of the compensation established.

In respect to compensations for the expropriation of the aforementioned lots, Viña Concha y Toro and Viña Cono Sur S.A. received the total sum of these in 2001 and 2002.  The effect on income, was reflected under Other non-operating income within Non-Operating Income and Expense.

3)	Restrictions and Limits for the issuance of Public Offering Bonds.

Restrictions or limits to which the Company is subject are generated by covenants associated with issuances of public offering bonds, detailed as follows:

a)

Maintain assets free of liens or prohibitions for an amount equivalent to at least 1.5 times the total sum of placements of bonds outstanding performed with a charge to the line agreed in the Agreement.  This obligation will be required for payment solely at the closing dates of the financial statements.

b)	The issuer is obliged not to sell, cede or transfer Essential assets which may pose in danger the continuance of its current social line of business.

c)

Send the to the representative of the bondholder together with the quarterly information indicated in the bond issuance agreement, background information on any reduction of its participation in the capital of its significant subsidiaries, greater than ten per cent of this capital, as well as any reduction which implies loosing control of this subsidiary within the five business days following the transaction date.

d)	Maintain indebtedness ratio no greater than one point four times;

e)	Maintain, at all times, during the life of the current bond issuance, minimum equity of five million UF;

f)

Maintain, at all times, minimum financial expense coverage ratio of two point five times.  The financial expense coverage ratio will have to be calculated on the twelve-month period prior to the date of the FECU format report;

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

g)

Not to make investments in instruments issued by related parties or grant loans to these or make any other operations with them under conditions which are more unfavorable for the issuer compared to market conditions, as established in Article No. eighty-nine of the Shareholders’ Corporation Law. Likewise, the issuer shall supervise that its subsidiaries act in conformity with this restriction.  For the purpose of this clause, related parties shall be understood as those indicated in Article No. one-hundred of Law No. eighteen thousand and forty-five;

h)

Make provisions for any adverse contingency which may unfavorably affect its businesses, financial situation or its operating results, which will have to be reflected in the issuer’s financial statements, where applicable, in accordance with generally accepted accounting principles in Chile. The issuer will supervise that  its subsidiaries act in accordance with this condition;

i)

Contract and maintain insurance policies which reasonably protect the Issuer’s operating assets, in accordance with usual practices in the industry where the Issuer operates.  The issuer will, in its turn, supervise that its subsidiaries act in accordance with this condition; and ;

j)

The issuer and any of its subsidiaries could not make any voluntary prepayments of any existing obligation, should the issuer be in delinquency or simple delay in the full, total and timely payment of bonds which are the subject of this public deed.  The information which accredits compliance with matters indicated in letters a) to j) of this number and calculations made which validate its compliance, will have to be subscribed by the Issuer’s Manager of Finance and Administration or its representative and, annually, by its External Auditors, where applicable and will have to be sent to the Representative of Bondholders through registered mail or letter with reception stamp within a term of five business days from the occurrence of the event which motivates it, save in the case in which it refers to information which has to be delivered to the Chilean Superintendency of Securities and Insurance (SVS), in which case it will have to be sent in the same tern in which it has to be delivered to the SVS.  In the event that the information provided to the Representative of Bondholders in conformity with this number two be qualified by the issuer as confidential, this Representative of Bondholders will have to maintain strict reservation for this information in respect to third parties.

Causes for Acceleration

a)	Should the Issuer be in delinquency or simple delay in the payment of any installment related to Bonds’ principal and interest.

b)

Should any declaration performed by the Issuer in the instruments granted or subscribed due to the information obligation derived from this agreement, be or be found to be fraudulently incomplete or false.

c)

Should the Issuer breach any of the obligations assumed by virtue of the bond issuance agreement, number two of the clause on “Rules for the Protection of Bondholders” and it has not resolved this breach within thirty days following the date in which it has been required in written for these purposes by the Representative of Bondholders through registered mail.

d)

Should the Issuer breach any of the obligations assumed by virtue of the bond issuance agreement, number four of the clause on “Rules for the Protection of Bondholders” and such breach has not been resolved within the next sixty days following the date in which it has been required in written for these purposes by the Representative of Bondholders through registered mail.

e)

Should the Issuer breach any of the obligations assumed by virtue of the seventh clause of this agreement and in complementary public deeds which are subscribed in conformity with number four of the aforementioned clause.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

f)

Should the Issuer or any of its significant subsidiaries incur in cessation of payments or recognizes in written the impossibility of paying its debt obligations or provides a general cession or abandons its assets for the benefit of its creditors or it requests its own bankruptcy.

g)

Should the Issuer or any significant subsidiary fall in delinquency or simple delay related to the payment of any sum of money owed to banks or to any other creditor, from one or more past due obligations or obligations required earlier, which, individually exceeds an amount equivalent to one hundred thousand UF at the date of the respective calculation and the Issuer or significant subsidiary, as the case may be, did not resolve this within the period of thirty days following the date of falling in delinquency or simple delay and/or at the date of payment of this obligation it had not been expressly postponed.

h)	Should any obligation of the Issuer or any significant subsidiary becomes payable earlier provided that it is not related to prepayment normally foreseen prior to the stipulated expiration date.

i)

Should in the future, the Issuer or any subsidiary grant actual guarantees to new bond issuances or any financial loan, money loan operation or other existing loans, except for those specified in the issuance agreement.

j)

Should any governmental authority decree any action for the requisition, confiscation, embargo, expropriation, appropriation of, or assumption of the custody or control of the total sum or a significant part of the Issuer’s or any significant subsidiary’s assets.

k)

In the event of Issuer’s dissolution or liquidation or in the event of a decrease in the term of its life to a period lower than the final term for the amortization and payment of bonds related to this agreement;

l)	Should the Issuer or any significant subsidiary be declared in bankruptcy by legal sentence executed; and,

m)

Should the Issuer sell, cede or transfer Essential assets as defined in the first clause of this Agreement, except in the event of contributions or transfers of essential assets to subsidiaries, save for the prior and written authorization by the Representative of Bondholders.

As of December 31, 2006, the company meets all the aforementioned covenants.

4)

Viña Concha y Toro S. A. has been involved and will probably continue to participate in a usual manner and as plaintiff in certain legal proceedings through which it mainly seeks receiving the amounts claimed which have a total nominal amount of approximately ThCh$350,000.

In a conservative manner, the Company has made provisions to cover possible losses derived from any of these cases.

5)

As of December 31, 2006, there are no other lawsuits or possible legal or off-legal lawsuits, tax matters such as liens of any nature which have actual probability of affecting the financial statements of Viña Concha y Toro S. A..

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 28 - Contingencies and Restrictions, continued

Direct guarantees

	Debtor			Assets Affected		Outstanding balances at financial statement closing date		Guarantee release
			Type of guarantee
Beneficiary	Name	Relationship		Type	Book value	2005	2006	2006	Assets	2007	Assets	2008	Assets

Santander	Viña Concha y Toro S.A.	—	Pagare	OCT0105-1019 - 1010	—	—	15,500	—	—	—	—	—	—
Security	Viña Concha y Toro S.A.	—	Letra	OCT0106-0724 - 0726	—	—	56,778	—	—	—	—	—	—
Security	Viña Concha y Toro S.A.	—	Letra	OCT0106-0724 - 0728	—	—	6,500	—	—	—	—	—	—

Indirect guarantees

	Debtor			Assets Affected		Outstanding balances at financial statement’s closing date		Guarantee release
			Type of guarantee
Beneficiary	Name	Relationship		Type	Book value	2005	2006	2006	2007	2008

BBVA FRANCÉS	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	872,104	840,000	—	—	—
SANTANDER RIO DE LA PLATA	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	3,139,575	3,500,000	—	—	—
SANTANDER PATAGONIA	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	1,046,525	1,500,000	—	—	—
SANTANDER FRANCÉS	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	366,284	370,000	—	—	—
SANTANDER CREDICOOP	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	—	2,000,000	—	—	—
BANKBOSTON	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	1,046,525	—	—	—	—
BBVA FRANCÉS	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	—	4.000.000	—	—	—
BBVA FRANCÉS	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	—	2,000,000	—	—	—
BANCO SANTANDERSANTIAGO	CONCHA Y TORO U.K. LIMITED	Subsidiary	Debt Banks	—	—	784,894	800,000	—	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Indirect guarantees. Continued

	Debtor			Assets Affected		Outstanding balances at financial statement’s closing date		Guarantee release
			Type of guarantee
Beneficiary	Name	Relationship		Type	Book value	2005	2006	2006	2007	2008

BANCO SANTANDERSANTIAGO	CONCHA Y TORO U.K. LIMITED	Subsidiary	Debt Banks	—	—	—	1,735,000	—	—	—
BANCO BBVA	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	559,368	—	—	—	—
DELLA TOFFOLA SUD. AG. ARGENTINA	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt - Supplier	—	—	87,358	—	—	—	—
BANCO BBVA	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	523,263	—	—	—	—
BANCO BBVA	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	174,421	—	—	—	—
BANCO BOSTON	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	470,936	—	—	—	—
VELO SPA	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	114,517	—	—	—	—
CITIBANK	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	719,135	—	—	—	—
BANCO BBVA	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	1,000,000	1,000,000	—	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 29 – Sureties obtained from third parties

Type of guarantee	Original guarantee operation	Issuer of guarantee	Amount of guarantee	Relationship	Person who grants the guarantee	Currency	Beginning date	Expiration date

Certificate of deposit	Agreement for the extension of the San Javier Warehouse	Banco de Chile	9,863,797	Service supplier	Constructora Quezada y Boetsch	Ch$	08/16/2006	01/02/2007
Certificate of deposit	Agreement for the extension of the San Javier Warehouse	Banco de Chile	9,863,797	Service supplier	Constructora Quezada y Boetsch	Ch$	08/16/2006	01/31/2007
Certificate of deposit	Agreement for the extension of the Chimbarongo Warehouse	Corp Banca	16,119,142	Service supplier	Constructora Parthenon S.A.	Ch$	08/01/2006	01/30/2007
Warrant	Agreement for the manufacturing and assembly of the metallic structure of the San Javier Warehouse	Aseguradora Magallanes S.A.	7,902,980	Service supplier	Duramet S.A.	UF	09/15/2006	01/20/2007
Warrant	Agreement for the manufacturing and assembly of fermentation pools in the Puente Alto Warehouse	Cía. Seguros Crédito Continental S.A.	18,341,698	Service supplier	TPI Chile S.A.	UF	09/25/2006	07/31/2007
		Total	62,091,413

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 30 - Foreign and Domestic Currency

The following tables include the Company’s asset and liability accounts broken out by their currency denominations:

Assets

		Amount

	Currency	31-12-2005	31-12-2006

		ThUS$	ThUS$
Current Assets
Cash	Ch$	658,895	955,571
Cash	USD	202,553	34,572
Cash	CAD	3,791	53,694
Cash	EUR	18,493	59,337
Cash	GBP	449,700	803,669
Cash	ARS	144,091	83,985
Trade accounts receivable	Ch$	11,116,023	11,117,535
Trade accounts receivable	USD	20,377,157	27,871,266
Trade accounts receivable	EUR	6,513,619	8,091,860
Trade accounts receivable	GBP	8,543,277	16,851,245
Trade accounts receivable	CAD	1,927,743	2,694,563
Trade accounts receivable	ARS	1,187,312	1,458,747
Notes receivable	Ch$	2,192,521	1,877,432
Notes receivable	ARS	1,039,497	359
Notes receivable	UF	0	34,494
Notes receivable	USD	0	295,449
Other accounts receivable	Ch$	1,712,108	1,815,752
Other accounts receivable	USD	33,260	49,166
Other accounts receivable	EUR	1,832	101,474
Other accounts receivable	CAD	16,599	16,860
Other accounts receivable	UF	68,038	80,437
Other accounts receivable	GBP	15,032	23,187
Other accounts receivable	ARS	153,443	176,952
Accounts receivable from related companies	Ch$	131,117	317,139
Recoverable taxes	Ch$	3,305,281	1,951,932
Recoverable taxes	USD	1,908,933	2,563,383
Recoverable taxes	UF	30,782	40,983
Recoverable taxes	EUR	1,543	2,172
Recoverable taxes	GBP	239,928	496,038
Recoverable taxes	ARS	1,787,089	1,923,778
Inventories	Ch$	68,460,264	70,188,441
Inventories	USD	1,548,473	0
Inventories	GBP	2,387	0
Inventories	ARS	4,873,496	5,180,275
Prepaid expenses	Ch$	8,171,948	6,383,759
Prepaid expenses	USD	304,332	232,217
Prepaid expenses	UF	376,801	2,644,885
Prepaid expenses	ARS	633,820	854,654
Deferred taxes	Ch$	1,508,178	2,008,475

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 30 - Foreign and Domestic Currency. Continued

The following tables include the Company’s asset and liability accounts broken out by their currency denominations:

Assets

		Amount

	Currency	31-12-2005	31-12-2006

		ThUS$	ThUS$
Deferred taxes	ARS	61,558	115,781
Other current assets	Ch$	2,286	1,764
Other current assets	USD	28,182	0
Other current assets	CAD	6,374	0
Other current assets	EUR	86,430	0
Other current assets	GBP	179,330	0
Property, Plant and Equipment
Net property, plant and equipment	Ch$	141,014,944	142,778,096
Net property, plant and equipment	USD	11,155,391	16,189,729
Net property, plant and equipment	GBP	27,892	39,554
Other assets
Other assets	Ch$	11,933,891	13,235,944
Other assets	USD	236,297	1,488,471
Other assets	CAD	846	3,814
Other assets	EUR	0	35,994
Other assets	UF	16,348	0
Other assets	GBP	497	20,137
Other assets	ARS	20,387	30,856
Total Assets
	Ch$	250,207,456	252,631,840
	USD	35,794,578	48,724,253
	CAD	1,955,353	2,768,931
	EUR	6,621,917	8,290,837
	GBP	9,458,043	18,233,830
	ARS	9,900,693	9,825,387
	UF	491,969	2,800,799

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 30 - Foreign and Domestic Currency, continued

Current liabilities

Current liabilities

		UP TO 90 DAYS				91 DAYS TO 1 YEAR

		31-12-2005		31-12-2006		31-12-2005		31-12-2006

	Currency	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate

Short-term bank debt	Ch$	0	0,00%	0	0,00%	0	0,00%	5.630.215	5,70%
Short-term bank debt	US$	148,051	LIBOR+0,55%	1,745,523	5,01%	8.248.950	4,78%	14.785.867	5,13%
Short-term bank debt	UF	0	0,00%	0	0,00%	4.523.696	1,66%	0	0,00%
Short-term bank debt	EUR	0	0,00%	10,882	0,00%	1.477.052	0,00%	1.078.203	0,00%
Short-term bank debt	ARS	904,309	5,02%	281,616	EURIBOR + 0,50	0		0	0,00%
Short-term bank debt	GBP	763,208	0,00%	0	0,00%	0	0,00%	1.048.314	5,58%
Current maturities of long-term bank debt	UF	102,262	4,85%	102,172	0,00%	702.304	1,65%	0	0,00%
Current maturities of long-term bank debt	Ch$	91,048	5,22%	195,895	0,00%	592	0,00%	1.009.215	4,85%
Current maturities of long-term bank debt	ARS	1,398,427	7,50%	0	0,00%	3.056.484	8,34%	2.047.930	5,22%
Current maturities of long-term bank debt	US$	903,426	3,63%	0	3,42%	5.002.201	3,63%	3.989.944	3,42%
Current maturities of long-term bank debt	EUR	0	0,00%	0	0,00%			1.009.177	0,00%
Current maturities of long-term bank debt	GBP	0	0,00%	263,619	0,00%			0	0,00%
Current maturities of long-term bank debt	GBP	229,614	4,83%	0	3,79%	225.054	0,00%	0	5,36%
Current maturities of long-term bank debt	EUR	0	0,00%	0	5,15%	891.929	3,42%	0	5,15%
Bonds payable	UF	0	0,00%	0	0,00%	299.087	0,00%	298.828	0,00%
Current portion of long-term debt due to banks and financial institutions	UF	49,355	7,09%	84,264	3,90%	148.298	6,93%	101.095	0,00%
Dividends payable	Ch$	1,846,718	0,00%	1,809,112	0,00%	0	0,00%	0	0,00%
Accounts payable	Ch$	12,608,457	0,00%	21,610,494	0,00%	0	0,00%	0	0,00%
Accounts payable	ARS	449,356	0,00%	313,674	0,00%	0	0,00%	0	0,00%
Accounts payable	US$	883,637	0,00%	380,393	0,00%	0	0,00%	0	0,00%
Accounts payable	EUR	60,905	0,00%	38,420	0,00%	0	0,00%	0	0,00%
Accounts payable	GBP	415,718	0,00%	130	0,00%	0	0,00%	0	0,00%
Accounts payable	UF	293	0,00%	0	0,00%	0	0,00%	0	0,00%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 30 - Foreign and Domestic Currency, continued

Current liabilities

Current liabilities

		UP TO 90 DAYS				91 DAYS TO 1 YEAR

		31-12-2005		31-12-2006		31-12-2005		31-12-2006

	Currency	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate

Notes payable	Ch$	16,114	0,00%	0	0,00%	0	0,00%	0	0,00%
Notes payable	US$	434,339	0,00%	228,625	0,00%	0	0,00%	0	0,00%
Notes payable	UF	405,121	0,00%	408,218	0,00%	0	0,00%	0	0,00%
Notes payable	EUR	1,374,707	0,00%	611,394	0,00%	0	0,00%	0	0,00%
Notes payable	SEK	0	0,00%	6,059	0,00%	0	0,00%	0	0,00%
Notes payable	ARS	720,793	0,00%	913,620	0,00%	0	0,00%	0	0,00%
Notes and accounts payable to related companies	Ch$	1,314,473	0,00%	3,269,458	0,00%	0	0,00%	0	0,00%
Other accounts payable	Ch$	341,841	0,00%	459,814	0,00%	0	0,00%	0	0,00%
Other accounts payable	US$	80,646	0,00%	269,698	0,00%	0	0,00%	0	0,00%
Other accounts payable	CAD	35,426	0,00%	75,278	0,00%	0	0,00%	0	0,00%
Other accounts payable	EUR	142,295	0,00%	81,811	0,00%	0	0,00%	0	0,00%
Other accounts payable	UF	1,562,794	0,00%	248	0,00%	0	0,00%	0	0,00%
Other accounts payable	GBP	12,186	0,00%	19,401	0,00%	0	0,00%	0	0,00%
Accrued expenses	Ch$	7,074,808	0,00%	5,688,532	0,00%	0	0,00%	0	0,00%
Accrued expenses	CAD	370,738	0,00%	478,232	0,00%	0	0,00%	0	0,00%
Accrued expenses	US$	4,157,747	0,00%	4,824,692	0,00%	0	0,00%	0	0,00%
Accrued expenses	GBP	2,089,876	0,00%	4,574,859	0,00%	0	0,00%	0	0,00%
Accrued expenses	EUR	1,255,080	0,00%	1,518,530	0,00%	0	0,00%	0	0,00%
Accrued expenses	UF	24,268	0,00%	57,564	0,00%	0	0,00%	0	0,00%
Accrued expenses	ARS	469,463	0,00%	1,226,928	0,00%	0	0,00%	0	0,00%
Withholdings	UF	4,603	0,00%	6,454	0,00%	0	0,00%	0	0,00%
Withholdings	Ch$	2,257,536	0,00%	863,958	0,00%	0	0,00%	0	0,00%
Withholdings	CAD	3,284	0,00%	4,551	0,00%	0	0,00%	0	0,00%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 30 - Foreign and Domestic Currency, continued

Current liabilities

Current liabilities

		UP TO 90 DAYS				91 DAYS TO 1 YEAR

		31-12-2005		31-12-2006		31-12-2005		31-12-2006

	Currency	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate

Withholdings	US$	549,269	0,00%	659,652	0,00%	0	0,00%	0	0,00%
Withholdings	EUR	47,253	0,00%	64,647	0,00%	0	0,00%	0	0,00%
Withholdings	GBP	353,960	0,00%	522,561	0,00%	0	0,00%	0	0,00%
Withholdings	ARS	260,055	0,00%	717,798	0,00%	0	0,00%	0	0,00%
Income taxes payable	Ch$	0	0,00%	713,203	0,00%	0	0,00%	0	0,00%
Income taxes payable	GBP	0	0,00%	178,638	0,00%	0	0,00%	0	0,00%
Deferred revenue	Ch$	347,050	0,00%	629,094	0,00%	0	0,00%	0	0,00%
Deferred revenue	US$	0	0,00%	237,235	0,00%	0	0,00%	0	0,00%
Deferred revenue	GBP	3,301	0,00%	0	0,00%	0	0,00%	0	0,00%
Other current liabilities	Ch$	0	0,00%	0	0,00%	0	0,00%	0	0,00%
Other current liabilities	US$	6,482	0,00%	364,935	0,00%	0	0,00%	0	0,00%
Other current liabilities	EUR	8,751	0.00%	0	0.00%	0	0.00%	0	0.00%
Other current liabilities	GBP	6,602	0.00%	0	0.00%	0	0.00%	0	0.00%
Other current liabilities	CAD	2,775	0.00%	0	0.00%	0	0.00%	0	0.00%
Total current liabilities
	Ch$	25.898.045		35,239,560		592		6,639,430
	US$	7,163,597		8,710,753		13,251,151		18.775.811
	UF	2,148,696		658,920		5,673,385		399.923
	EUR	2,888,991		2,325,684		2,368,981		2.087.380
	ARS	4,202,403		3,453,636		3,056,484		2.047.930
	GBP	3,874,465		5,559,208		225,054		1.048.314
	SEK	—		6,059		—		—
	CAD	412,223		558,061		—		—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 30 - Foreign and Domestic Currency, continued

Long-term liabilities as of December 31, 2005

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

	Currency	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate

Long-term bank debt	UF	0	0,00%	5,092,758	4,85%	2,248,154	4,85%	0	0,00%
Long-term bank debt	US$	2,354,682	0,00%	0	0,00%	0	0,00%	0	0,00%
Long-term bank debt	EUR	883,966	3,42%	0	0,00%	0	0,00%	0	0,00%
Long-term bank debt	Ch$	5,615,500	5,22%	3,573,500	5,22%	0	0,00%	0	0,00%
Long-term bank debt	GBP	224,730	4,83%	0	0,00%	0	0,00%	0	0,00%
Long-term bank debt	ARG	4,268,557	0	0	0,00%	0	0,00%	0	0,00%
Long-term obligations with the public (bonds)	UF	1,079,545	3,90%	4,318,184	3,90%	10,795,460	3,90%	20,511,373	3,90%
Miscellaneous payables	UF	265,061	5,75%	236,864	5,75%	0	0,00%	71,139	5,69%
Long-term accrued expenses	Ch$	0	0,00%	0	0,00%	0	0,00%	916,003	0,00%
Long-term deferred taxes	Ch$	1,533,751	0,00%	1,505,286	0,00%	4,037,319	0,00%	0	0,00%
Total long-term liabilities
	UF	1,344,606		9,647,806		13,043,614		20,582512
	US$	2,354,682		0		0		0
	EUR	883,966		0		0		0
	Ch$	7,149,251		5,078,786		4,037,319		916,003
	GBP	224,730		0		0		0
	ARG	4,268,557		0		0		0

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 30 - Foreign and Domestic Currency, continued

Long-term liabilities as of December 31, 2006

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

	Currency	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate

Long-term bank debt	UF	1,421,069	4,85%	5,913,483	4,85%	0	0,00%	0	0,00%
Long-term bank debt	US$	8,136,694	5,36%	0	0,00%	0	0,00%	0	0,00%
Long-term bank debt	Ch$	9,500,000	5,31%	0	0,00%	0	0,00%	0	0,00%
Other long-term accounts payable	UF	1,078,611	0,00%	4,314,442	3,90%	10,786,106	3,90%	20,493,601	3,90%
Long-term accrued expenses	UF	306,057	5,75%	81,151	5,75%	0	0,00%	0	0,00%
Amount payable to related companies	Ch$	1,733,877	0,00%	0	0,00%	0	0,00%	0	0,00%
Amount payable to related companies	Ch$	87,289	0,00%	0	0,00%	0	0,00%	0	0,00%
Long-term accrued expenses	Ch$	1,006,318	0,00%	0	0,00%	0	0,00%	0	0,00%
Long-term deferred taxes	Ch$	8,739,504	0,00%	0	0,00%	0	0,00%	0	0,00%
Total long-term liabilities
	UF	2,805,737		10,309,076		10,786,106		20,493,601
	US$	8,136,694		—		—		—
	EUR	—		—		—		—
	Ch$	21,066,988		—		—		—
	GBP	—		—		—		—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 31 - Sanctions

As of December 31, 2006, the Company and its subsidiaries, directors and/or administrators have not been subject to fines or sanctions from the Superintendency of Securities and Insurance or any other Chilean regulating agency.

Note 32 - Subsequent Events

Between December 31, 2006 and the date of issuance of these financial statements, no subsequent events have occurred, which might affect the presentation and/or interpretation of these financial statements.

Note 33 - Environment

During 2005 and 2006, the Company invested and disbursed funds destined, directly or indirectly, to the improvement of environmental conditions in compliance with certain local water use regulations.  The detail of these disbursements is as follows:

Investments

	As of December 31,

	2005	2006

	ThCh$	ThCh$
Water treatment plants	62,142	1,211,373

Expenses

	As of December 31,

	2005	2006

	ThCh$	ThCh$
Maintenance and supplies of water treatment plants	313,538	336,655

As of December 31, 2006, the net balance of assets destined to the improvement of the environment amounts to ThCh$ 884,383 (ThCh$ 950,391 in 2005), which are presented under Buildings and infrastructure and Machinery and equipment.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Note 34- Prepaid Expenses

The detail of these is as follows:

	As of December 31,

	2005	2006

	ThCh$	ThCh$
Next harvest expenses	8,604,093	9,214,897
Prepaid rent	20,381	68,656
Prepaid insurance	443,012	448,009
Other prepaid expenses	419,415	383,953

Total	9,486,901	10,115,515

Note 35 - Sales

The detail of sales is as follows:

	As of December 31,

	2004	2005	2006

	ThCh $	ThCh $	ThCh $
Sale of wine	190,329,064	196,529,824	208,332,510
Sale of bottling services	2,812,489	2,423,914	1,783,433
Sale of other products	6,268,487	6,641,971	5,726,854

Total sales	199,410,040	205,595,709	215,842,797

Note 36 - Significant Events

March 24, 2006

The Company communicated to the Chilean Superintendency of Securities and Insurance (SVS) and Chilean Stock Exchanges of the call to a General Ordinary Shareholders’ Meeting to be held on April 25, 2006 with the purpose of discussing the following matters:

1. Approval of the Annual report, Balance Sheet, Financial Statements and Report of External Auditors for the year included between January 1 and December 31, 2005.
2. Income distribution and dividend policy.
3. Appointment of External Auditors for the year 2006.
4. Set Board of Directors’ remuneration.
5. Set remuneration of the directors who are members of the Committee referred to in Article No. 50 bis of Law No. 18,046; and set the expense budget for this Committee for the year 2006.
6. Determine the newspaper in which the call for the next Shareholders’ Meeting will be published.
7. Inform of the operations performed by the Company in accordance with Article No. 44 of Law No. 18,046.
8. Other matters which are the competence of the Shareholders’ Ordinary Meeting.

March 24, 2006

The Company informed to the SVS and Stock Exchanges of the following dividend policy proposed to the shareholders at the General Ordinary Shareholders’ Meeting:

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Distribute with a charge to net income for the year 2005, the last final dividend No. 223 of Ch$ 3.10 per share which will be paid on May 25, 2006.  This amount is added to dividends distributed as provisional dividends with a charge to net income for 2005, namely, dividends Nos. 220 and 221 both for the amount of Ch$ 2.50 per share paid on September 30 and December 30, 2005, respectively, and dividend No. 222 of Ch$ 2.50 which will be paid on March 31, 2006.

          Maintain as dividend policy the payment of 40% of net income. Thus, it is the Board of directors’ intention to distribute, with a charge to net income obtained during 2006, three dividends Nos. 224, 225 and 226 for a sum of Ch$2.50 each per share, which will be paid as provisional dividends on September 29 and December 29, 2006 and March 30, 2007, respectively.  Additionally, a fourth dividend will be paid for the amount necessary to complete 40% of net income for the year 2006, which will be paid in May 2007, upon being cognizant and approving net income for the year by shareholders at the respective Ordinary Shareholders’ Meeting.

Compliance with the dividend policy indicated herein will be dependant on cash availability generated and therefore the Board of Directors will be able to modify both amounts and payment dates, if necessary.

April 26, 2006

The Company informed the SVS and Stock Exchanges of the following dividend policy proposed to the shareholders at the General Ordinary Shareholders’ Meeting held on April 25, 2006:

          Distribute with a charge to net income for the year 2005, the last final dividend No. 223 of Ch$ 3.10 per share which will be paid on May 25, 2006.  This amount is added to dividends distributed as provisional dividends with a charge to net income for 2005, which were dividends Nos. 220 and 221 both for the amount of Ch$ 2.50 per share paid on September 30 and December 30, 2005, respectively, and dividend No. 222 of Ch$ 2.50 which was paid on March 31, 2006.

          Maintain as dividend policy the payment of 40% of net income. Thus, it was informed that it is the Board of directors’ intention to distribute, with a charge to net income obtained during 2006, three dividends Nos. 224, 225 and 226 for a sum of Ch$2.50 each per share, which will be paid as provisional dividends on September 30 and December 29, 2006 and March 31, 2007, respectively.  The payment of these dividends will depend on the Company’s cash availability.  In addition, a fourth dividend would be paid for the amount necessary to complete 40% of net income for the year 2006, on the date determined by the shareholders at the General Ordinary Shareholders’ Meeting that will be held in the year 2007.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

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
Chilean pesos as of December 31, 2006 and US dollars

external valuation. If the fair value is determined to be less than carrying value, a second step is performed to compute the amount of the impairment.

The Company performed the annual impairment tests of goodwill required by the standard, and the tests did not result in any impairment.  The effects of reversing goodwill amortization from January 1, 2002 are included in the reconciliation in paragraph 1 k).

For Chilean GAAP purposes, all intangible assets are assigned a useful life and are amortized on a straight-line basis over their useful lives.  Under U.S. GAAP, with the adoption of SFAS No. 142, intangible assets with indefinite lives are no longer amortized. The Company has determined that intangible assets pertaining to telephone line rights and water rights have indefinite lives for U.S. GAAP purposes.  As the amortization expense for all years presented has been not significant, no reversal is presented in paragraph 1 k).

c)	Investment in Debt and Equity Securities

In accordance with accounting principles generally accepted in Chile, marketable securities are stated at the lower of price-level restated cost or market value. Gains are recorded only when realized. The investments which the Company holds are stated at price-level restated cost at December 31, 2004, 2005 and 2006.  For U.S. GAAP purposes, the Company’s portfolio of marketable securities has been classified as available-for-sale and is recorded at fair value, in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).  Consequently, unrealized holding gains and losses net of related tax effects excluded from earnings and are reported as a separate component of equity in Other Comprehensive Income until realized. No other-than-temporary impairments were recorded for these available-for-sale marketable securities for the years ended December 31, 2004, 2005, or 2006.  The required disclosures for investments classified as available-for-sale in accordance with SFAS 115 are shown in paragraph 2 d).  The effect of this difference is included in the reconciliation of shareholders’ equity in paragraph 1 k) below.

d)	Revaluation of fixed assets

As mentioned in Note 10 d), certain fixed assets are reported in the financial statements at amounts determined in accordance with technical appraisals. The revaluation of fixed assets is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation on property, plant and equipment, the related accumulated depreciation, the depreciation charge for each year and the income impact on the sale/disposal of these assets is shown under paragraph l k) below.

e)	Capitalized interest

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
Chilean pesos as of December 31, 2006 and US dollars

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

f)	Deferred income taxes

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

Additionally, the Company has recognized the deferred tax effect related to other U.S. GAAP adjustments that give rise to temporary differences. The effect of accounting for deferred taxes under U.S. GAAP is included in the reconciliation of consolidated net income and shareholder’s equity in paragraph 1k) below.

g)	Provision for restructuring

The Company made a provision for restructuring principally related to one-time termination benefits. Under Chilean GAAPs, these costs may be recognized once the approval of the Board of Directors has taken place. Under US GAAP, this provision does not meet the requirements under SFAS No 146 related to communication to the designated employees. The provision is therefore reversed  in the net income and shareholders’ equity  reconciliation for  the year ended at December 31, 2005. During 2006, this provision was used and therefore for the purpose of the results under US GAAP the amount recorded was recognized (paragraph 1 k).

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

The following represents accumulated other comprehensive income balance, net of taxes, for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31, 2004

	Holding Unrealized gains (losses) on available-for sale securities	Tax effect	CTA(1)	Total

	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	252,490	(42,923)	(1,712,606)	(1,503,039)
(Debit) credit for the year	(26,326)	4,475	(7,033)	(28,884)
Ending balance	226,164	(38,448)	(1,719,639)	(1,531,923)

	Year ended December 31, 2005

	Holding Unrealized gains (losses) on available-for sale securities	Tax effect	CTA(1)	Total

	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	226,164	(38,448)	(1,719,639)	(1,531,923)
(Debit) credit for the year	29,575	(5,027)	(1,213,369)	(1,188,821)
Ending balance	255,739	(43,475)	(2,933,008)	(2,720,744)

	Year ended December 31, 2006

	Holding Unrealized gains (losses) on available-for sale securities	Tax effect	CTA(1)	Total

	ThCh$		ThCh$
Beginning balance	255,739	(43,475)	(2,933,008)	(2,720,744)
(Debit) credit for the year	(33,593)	5,711	117,710	89,828
Ending balance	222,146	(37,764)	(2,815,298)	(2,630,916)

(1)	Reflects the effect of price-level restatement for comparative purposes on the comprehensive income at the beginning of each period, adjusted to constant pesos of December 31, 2004, 2005 and 2006.

i)	Derivatives

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
Chilean pesos as of December 31, 2006 and US dollars

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

The Company entered into a hedge of its net investment in Argentina in 2004. Under Chile GAAP the documentation requirements for this hedge were met. Under U.S.GAAP, specifically, as the Company had not detailed how the hedging instruments’ effectiveness in offsetting the change in fair value would be assessed, the designation of the net investment as a hedge under USGAAP did not qualify (see 38 1 k).

In 2005, it was determined that the Company’s 2004 documentation of its “hedge” under Chilean GAAP of its net investment in Argentina did not qualify as such under U.S. GAAP as the result of which its cumulative translation adjustment (“CTA”) had been credited inappropriately for ThCh$478,601 in 2004.  Since this 2004 misstatement was deemed to have an immaterial effect on the presentation of financial statements for prior periods, corrections have been recorded in the 2005 reconciliations to U.S. GAAP, resulting in a net increase in net income of ThCh$478,601 and an offsetting charge to CTA.

The reconciliations’ of shareholders’ equity and of net income for the years ended December 31, 2005 and 2006 include the adjustments for differences in derivative treatment mentioned above.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

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

k)	Effects of conforming to U.S. GAAP

The following is a reconciliation of consolidated net income under Chilean GAAP to the corresponding U.S. GAAP amounts:

	Years ended December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$
Net income in accordance with Chilean GAAP	23,999,941	19,438,969	16,160,513
Reversal of goodwill amortization (par. 1 b)	85,906	73,412	73,415
Reversal of additional depreciation of revaluation by technical appraisal (par. 1 d)	47,332	27,114	14,914
Depreciation on capitalized interest (par. 1 e)	(46,697)	(46,697)	(46,698)
Deferred taxes (par. 1 f)	138,791	176,018	97,554
Deferred tax effect of U.S. GAAP adjustments (par. 1 f)	7,939	(84,054)	31,995
Reversal cumulative translation adjustment (par. 1i)	—	1,213,392	(78,947)
Reversal of provision for restructuring (par. 1 g)	—	541,130	(141,510)

Net income in accordance with U.S. GAAP	24,233,212	21,339,284	16,111,236

Other comprehensive income under U.S.GAAP:
Unrealized holding gains (losses) on available-for-sale securities, net of taxes (par. 1 c)	(21,851)	24,548	(27,882)
Foreign currency translation	(7,033)	(1,213,369)	117,710

Total comprehensive income under U.S.GAAP:	24,204,328	20,150,463	16,201,064

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

The following is a reconciliation of consolidated shareholders’ equity differences under Chilean GAAP to the corresponding amounts under U.S. GAAP:

	As of December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$
Shareholders’ equity in accordance with Chilean GAAP	165,047,316	173,724,386	182,155,611
Reversal of Goodwill Amortization (par. 1 b)	260,983	334,395	407,810
Marketable securities (par. 1 c)	226,164	255,739	222,146
Reversal of revaluation of technical appraisal (par. 1 d)	(2,070,921)	(2,043,807)	(2,028,893)
Capitalized interest (par. 1 e)	1,146,895	1,146,895	1,146,895
Accumulated depreciation on capitalized interest (par. 1 e)	(635,691)	(682,388)	(729,086)
Deferred taxes (par.1 f)	(2,189,356)	(2,013 ,337)	(1,915,782)
Deferred tax effect of U.S. GAAP adjustments (par. 1 f)	(125,351)	(214,433)	(176,727)
Minimum dividend (par. 1 j)	(2,543,543)	(115,373)	—
Reversal of provision for restructuring (par. 1 g)		541,130	399,620

Shareholders’ equity in accordance with U.S. GAAP	159,116,496	170,933,207	179,481,594

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the years ended December 31, 2004, 2005 and 2006:

	2004	2005	2006

	ThCh$	ThCh$	ThCh$
Balance as of January 1	144,102,103	159,116,496	170,933,207
Dividends paid	(4,085,759)	(5,045,603)	(2,271,788)
Provisional dividends	(4,656,440)	(5,716,318)	(5,496,262)
Mandatory dividends, previous date	2,095,807	2,543,542	115,373
Mandatory dividends, closing date	(2,543,543)	(115,373)	—
Unrealized gains on available-for-sale investments, net of taxes	(21,851)	24,548	(27,882)
Cumulative translation adjustment	(7,033)	(1,213,369)	117,710
Net income	24,233,212	21,339,284	16,111,236

Balance as of December 31	159,116,496	170,933,207	179,481,594

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

2.	Additional disclosure requirements

The following disclosures of information are not generally required for presentation in the financial statements under Chilean accounting principles, but are required or recommended under U.S. GAAP.

	a)	Nature of Operations and Concentrations

Viña  Concha  y  Toro S.A. is a vertically integrated company engaged principally  in the production and sale of wine.  The Company’s wines are sold in 115 countries. Foreign operations’ sales represented 76.9% of total  sales  and  domestic  sales  represented  23.1%.  Foreign operations’ sales are denominated in foreign currencies. ”.

	b)	Earnings per share

The following disclosure of net income per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under U.S. GAAP. Earnings per share are determined by dividing consolidated net income by the weighted average number of total shares outstanding.

	Years ended December 31,

	2004	2005	2006

	Ch$	Ch$	Ch$
Basic and diluted earnings per share (based on U.S. GAAP) (1)	33.70	29.67	22.40
Basic and diluted earnings per share (based on Chilean GAAP) (1)	33.38	27.03	22.47
Weighted average number of total shares outstanding	719,170,735	719,170,735	719,170,735

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
Chilean pesos as of December 31, 2006 and US dollars

c)	Disclosures regarding the fair values of financial instruments

The estimated fair values of the Company’s financial instruments were as follows:

	Chilean GAAP Carrying Amount 2006	Estimated Fair Value 2006	Chilean GAAP Carrying Amount 2005	Estimated Fair Value 2005

	ThCh$	ThCh$	ThCh$	ThCh$
Assets:
Cash and cash equivalents	1,990,828	1,990,828	1,477,524	1,477,524
Marketable securities	311,319	533,465	311,318	567,058
Short-term accounts receivable (net)	68,085,216	68,085,216	49,665,129	49,665,129
Notes receivable (net)	2,207,734	2,207,734	3,232,018	3,232,018
Other receivable (net)	2,263,828	2,263,828	2,000,313	2,000,313

Liabilities:
Short-term and long-term bank debt	58,169,818	59,020,980	52,930,454	51,950,638
Bonds payable	36,971,588	37,547,336	37,003,649	34,789,470
Dividends payable	1,809,112	1,809,112	1,846,718	1,846,718
Short-term accounts payable	22,343,111	22,343,111	14,418,366	14,418,366
Notes payable	2,167,916	2,167,916	2,951,074	2,951,074
Long-term and short-term other accounts payable	1,478,817	1,478,817	2,945,905	2,945,905
Derivative instruments	313,697	225,831	285,185	309,795

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

There are certain limitations inherent in the fair value data since while the data represents management’s best estimates, the data is subjective, involving significant estimates regarding current economic and market conditions. The methods and assumptions used to estimate the fair values are as follows:

•

For cash, short-term deposits and marketable securities, accounts receivables, notes receivables and Other receivable, accounts payables and Short-term and long-term bank debt, the carrying amounts approximate the fair value of these instruments.  For interest bearing liabilities (excluding bonds), 73% of which are contracted at fixed rates and 27% of  which are contracted at variable rates, the fair values are based on quoted market interest rates at the respective period ends.

•	Bonds payable: The fair value of bonds payable, including current portion, is estimated based on the quoted market price of the Company’s Unidad de Fomento denominated bond payable.

•	Derivative instruments: Derivative instruments have been valued at their fair value using market forward rates.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

d)	Available for sale securities

The following is a summary of available-for-sale securities:

	As of December 31, 2005

	Cost	Gross Unrealized Gains	Estimated Fair Value

	ThCh$	ThCh$	ThCh$
Available-for-Sale Investments:
Investments in equity securities	311,319	255,739	567,058
Total	311,319	255,739	567,058

	As of December 31, 2006

	Cost	Gross Unrealized Gains	Estimated Fair Value

	ThCh$	ThCh$	ThCh$
Available-for-Sale Investments:
Investments in equity securities	311,319	222,146	533,465
Total	311,319	222,146	533,465

Certain marketable securities as defined under SFAS 115 are presented as investments in other companies (as described in Note 11) for Chilean GAAP purposes.

e)	Useful life of property, plant and equipment

The Company’s property, plant, and equipment are being depreciated over the following useful lives:

Years

Plantations	20 years
Buildings and infrastructure	25 to 40
Wine storage equipment:
• Aging barrels (wood)	5 to 7
• Plastic vats	10 to 20
• Stainless-steel tanks	20
• Cements tanks	25
Machinery and equipment	3 to15
Transportation equipment	4 to 6
Supplies (Containers – shipping and reusable storage)	3 years
Other fixed assets	5 to 8
Leased assets	5 to 25

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

f)	Income taxes

Income tax expense recognized under US GAAP is as follows for each year presented:

	2004	2005	2006

	ThCh$	ThCh$	ThCh$
Charge for the period under Chilean GAAP	5,119,302	3,548,236	4,275,096
U.S. GAAP Adjustments:
Deferred tax effect of applying SFAS No. 109	(138,792)	(176,018)	(97,554)
Deferred tax effect of U.S. GAAP adjustments	(7,939)	84,054	(31,995)

Charge for the period under U.S. GAAP	4,972,571	3,456,272	4,145,547

The Chilean statutory tax rate in effect for each of the years presented was 17% for  2004, 2005 and 2006, respectively.  The reconciliation of income tax expense as computed at the statutory income tax rate to the provision for income tax expense is as follows:

	2004	2005	2006

	ThCh$	ThCh$	ThCh$
Tax expense at statutory Chilean tax rates	4,964,983	4,215,244	3,443,937
Increase (decrease) in statutory rates resulting from:
Non-deductible expenses	439,590	494,101	272,805
Non-taxable income	(453,787)	(1,312,960)	(75,299)
Other	21,785	59,887	504,104

Tax expense at effective tax rates	4,972,571	3,456,272	4,145,547

A significant portion of income before income taxes and interest, and the related income taxes are from Chilean subsidiaries.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Significant components of the Company’s deferred tax assets and liabilities, under U.S. GAAP, arising from continuing operations as of December 31 are as follows:

	Year Ended December 31, 2005			Year Ended December 31, 2006

Temporary differences	SFAS N°109 applied to Chile GAAP	SFAS N°109 applied to US GAAP Adjustments	SFAS N°109 US GAAP Balance	SFAS N°109 applied to Chile GAAP	SFAS N°109 applied to US GAAP Adjustments	SFAS N°109 US GAAP Balance

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Provision for doubtful accounts	141,671	—	141,671	137,281	—	137,281
Provision for obsolescence	220,798	—	220,798	277,451	—	277,451
Amortization of Intangibles	46,220	—	46,220	734	—	734
Provision for vacations	242,631	—	242,631	214,254	—	214,254
Staff severance indemnities	155,720	—	155,720	171,074	—	171,074
Inventories	59,220	—	59,220	110	—	110
Unrealized gains	115,776	(43,475)	79,301	229,671	(37,764)	191,907
Benefits for tax loss carryforwards (*)	1,175,290	1,175,290	1,546,501	—	1,546,501
Leased assets	18,529	—	18,529	98,828	—	98,828
Recoverable taxes Provision	60,143	—	60,143	60,580	—	60,580
Emission of bonds expenses	102,321	—	102,321	—	—
Other	443,852	(91,992)	351,860	384,271	(67,935)	316,336

Total deferred assets	2,782,171	(135,467)	2,646,704	3,120,755	(105,699)	3,015,056

Capital lease agreements	48,768	—	48,768	—	—	—
Production expenses	2,380,562	—	2,380,562	2,744,790	—	2,744,790
Fixed assets depreciation	7,461,061	78,966	7,540,027	8,358,742	71,028	8,429,770
Amortization of Intangibles	2,073	—	2,073	59,488	—	59,488
Inventories	356,999	—	356,999	388,675	—	388,675
Other	52,665	—	52,665	100,090	—	100,090

Total deferred liabilities	10,302,128	78,966	10,381,094	11,651,785	71,028	11,722,812

Net deferred tax assets (liabilities)	(7,519,957)	(214,433)	(7,734,390)	(8,531,030)	(176,727)	(8,707,757)

(*) :

(*) : For 2005 and 2006, the 99.4% of the loss for tax purposes was generated by Chilean subsidiaries, Argentineas subsidiaries 0.6% and UK subsidiarie presented not loss for tax purposes during those years. The tax loss carry forwrads of the office don't have expiration date.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

g)	Shareholders’ equity

As of December 31, 2005, the authorized share capital of the Company was comprised of 719,170,735 nominal shares without stated value all of which were issued, outstanding, registered on the three Chilean stock exchanges. Of these authorized shares, 142,000,000 were registered on the New York stock exchange through the American Depository Receipt (ADR) mechanism. The Bank of New York (according to Circular 1375 issued by the S.V.S. on February 12, 1998, hereinafter “Circular 1375 S.V.S.,” which states that the Depositary shall be the shareholder of record of the shares underlying the (ADS).

Shareholders elect the members of the Board of Directors with each share having equal voting rights.

In accordance with Chilean regulations, other reserves of ThCh$7,382,670 included in shareholders’ equity as of December 31, 2006 are not distributable as dividends.

h)	Lease commitments

The Company leases certain office space and office equipment  under a long-term lease which is accounted for as a capital lease for Chilean and U.S. GAAP.  Rentals are due in quarterly and monthly instalments through January 2010 and are stated in U.F. The lease liability is recorded in other payables.  The related future minimum lease payments as of December 31, 2006 were as follows:

Year ended December 31,	ThCh$

2007	211,980
2008	165,814
2009	165,814
2010	82,907

Total future minimum lease payments	626,515
Interest	(58,958)

Present value of net minimum lease payments	567,557

Amortization of assets recorded under capital leases is included within depreciation expense is ThCh$106,186 for the year ended December 31, 2006.

Rent expense for the years ended December 31, 2004, 2005, and 2006 was ThCh$235,267, ThCh$235,267and ThCh$235,064, respectively.

i)	Credit arrangements

The Company has renewable line of credit arrangements for short-term Chilean peso borrowing with  various Chilean and foreign banks totalling, in the aggregate ThCh$157,455,999, of which ThCh$112,734,472 was available as of December 31, 2006.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

j)	Concentrations of credit risk

“Financial nstruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash deposits, marketable securities and trade accounts receivable.

The  Company  keeps  cash and cash equivalents, short-terms investments and certain other financial instruments with several financial institutions. These financial institutions are from Chile and others foreign countries. The Company’s policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

Concentrations of credit risk with respect to trade accounts receivable are limited  due  to  the  large  number  of  entities  comprising the Company’s customer base and their dispersion around the world. Sales to the  Company’s five largest distributors, represented  44.1%, 44.3% and 26.5%  of  total export revenues for the years ended December 31, 2004, 2005,  and  2006  respectively. The  Company’s  exclusive  agent  and importer  in  the United States, who  imports and resells the Company’s products  to  distributors who service all 50 states, was the Company’s largest  single  customer  in  2006, corresponding  to 11.5% of the Company’s total revenue and 15.0% of the company export revenues (12.4% and 23.4% in 2005 and 13.3% and 22.3% in 2004 , respectively)”

k)	Advertising costs

Advertising costs are expensed as incurred. Advertising expense of ThCh$16,735,710, ThCh$18,722,022, and ThCh$22,350,986 was recorded in 2004, 2005, and 2006, respectively.

l)	Segment information

Revenues from sales of wine by major geographic areas based on location of customer are as follows

The sales are grouped by destination of the goods sold.

	Years ended December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$
CHILEAN OPERATIONS	48,335,717	53,957,053	49,911,948
FOREIGN OPERATIONS
Europe	76,445,964	80,408,936	85,716,322
United States	27,649,474	26,620,860	26,682,867
South America	19,718,915	16,506,239	22,070,147
Central America and Caribbean	12,371840	12,350,707	14,887,165
Asia	6,440,089	6,845,042	7,217,562
Canada	7,481,652	7,876,804	8,308,487
Other	966,389	1,030,068	1,048,299

Total foreign operations	151,074,323	151,638,656	165,930,849

Total	199,410,040	205,595,709	215,842,797

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Long-lived assets by geographic area for each of the three years presented are as follows:

	Years ended December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$
CHILE OPERATIONS	130,487,175	153,200,751	160,124,982
FOREIGN OPERATIONS	12,003,428	11,205,742	13,697,613
Argentina	11,962,285	11,177,851	13,658,059
England	41,143	27,891	39,554

Total Long-lived Assets (1)	142,490,603	164,406,493	173,822,595

(1)	Long-lived assets are comprised primarily of property, plant, equipment, goodwill and other intangible assets.

m)	Allowances for doubtful accounts, Income tax recoverable, inventories and others

The following is a rollforward of the changes to the allowances for doubtful accounts, income tax recoverable, inventories, and the allowance for other accounts receivable:

	Balance at beginning of year	Price-level Restatement (1)	Charged to costs and expenses	Write-offs	Reaclasifications	Balance at end of year

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Year ended December 31, 2004
Deducted from asset accounts:
Allowance for doubtful accounts	144,834	(3,621)	255,516	(793)	—	395,936
Allowance for inventories	972,256	(23,713)	1,290,387	(786,737)	—	1,452,194
Income tax recoverable	146,367	(3,570)	—	—	—	142,797
Other accounts receivable	182,729	(4,283)	—	(69,863)	—	108,584
Year ended December 31, 2005
Deducted from asset accounts:
Allowance for doubtful accounts	395,936	(17,758)	349,848	(39,994)	—	692,032
Allowance for inventories	1,452,194	(50,463)	975,036	(1,077,955)	—	1,298,812
Income tax recoverable	142,797	(4,962)	215,949	—	—	353,784
Other accounts receivable	108,584	(3,774)	24,535	—	—	129,345
Year ended December 31, 2006
Deducted from asset accounts:
Allowance for doubtful accounts	692,032	(14,234)	74,857	(114,744)	(104,076)	533,835
Allowance for inventories	1,298,812	(26,714)	822,955	(539,960)	—	1,555,094
Income tax recoverable	353,784	(7,277)	9,844	—	—	356.351
Other accounts receivable	129,345	(2,659)	46,309	—	104,076	277,071

(1)	Reflects the effect of price-level restatement for comparative purposes on the allowance for doubtful accounts at the beginning of each period, adjusted to constant Chilean pesos of December 31, 2006.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

n)	Disclosure regarding interest capitalization

	Years ended December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$
Interest cost incurred	1,677,563	3,521,203	4,080,146
Interest capitalized under Chilean GAAP	256,948	305,428	375,626
Interest capitalized under US GAAP	256,948	305,428	375,626

o)	Cash flow information

The cash flow statement under Chilean GAAP does not differ significantly from a US GAAP cash flow statement.  The cash provided by (used in) operating activities, the cash provided by (used in) financing activities, and cash provided by (used in) investing activities are as follows:

	Years ended December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$
Cash provided by operating activities under Chilean GAAP	14,522,424	13,008,103	28,376,680
Cash provided by operating activities under U.S. GAAP	14,522,424	13,008,103	28,376,680
Cash provided by (used in) financial activities under Chilean GAAP	10,691,036	20,450,210	(1,848,362)
Cash provided by (used in) financial activities under U.S. GAAP	10,691,036	20,450,210	(1,848,362)
Cash used in investing activities under Chilean GAAP	(25,864,042)	(33,634,445)	(25,924,947)
Cash used in investing activities under U.S. GAAP	(25,864,042)	(33,634,445)	(25,924,947)

For purposes of the statement of cash flows using U.S. GAAP classifications, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.  The detail of cash and cash equivalents is as follows:

	Years ended December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$
Cash	1,902,755	1,477,524	1,990,828

Total cash and cash equivalents	1,902,755	1,477,524	1,990,828

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

Cash paid for interest and income taxes during 2004, 2005, and 2006 were:

	2004	2005	2006

	ThCh$	ThCh$	ThCh$
Cash paid for interest	1,827,125	3,030,828	3,514,737
Cash paid for income taxes	3,527,460	4,301,638	2,762,649

p)	Estimated Amortization Expense of Intangibles

The estimated amortization expense in each of the succeeding five years for intangible assets is expected to be approximately ThCh$194,636 for 2007, ThCh $190,921 for 2008, ThCh $189,677 for 2009, ThCh $192,055 for 2010, and ThCh $185,142 for 2011.

q)	Maturities of debt

The following payments of bank borrowings (short term obligations and short-term portion of long-term obligation) and long-term debt, are scheduled to be paid during each of the following five years as indicated below:

Year ended December 31,	ThCh$

2007	32,353,845
2008	14,136,694
2009	4,921,069
2010	6,992,102
2011	35,594,141

Total	93,997,851

r)	Disclosures regarding post-retirement benefits

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
Chilean pesos as of December 31, 2006 and US dollars

s)	Deferred harvest cost

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

a.	U.S. GAAP Condensed Balance Sheet

Certain reclassifications (2004, 2005 and 2006) and adjustments would be made to the Chilean GAAP balance sheet in order to present amounts in accordance with presentation requirements under U.S. GAAP. Harvest costs are included separately in current assets according to Chilean GAAP while harvest costs are included in inventories in current assets in U. S.  GAAP. The Adjustment of the Cost Value of  Wine is included in Current Liabilities in Chile GAAP while in U.S, GAAP, it is included in Inventory.  The detail of the nature of the adjustments to U.S. GAAP is disclosed in Note 38 1 k).

The effect of the following reclassifications and adjustments in the respective columns discloses amounts as they would be presented in a US GAAP condensed balance sheet

	2005

	Chilean GAAP Balance	Adjusment US GAAP	Reclasification	US GAAP Balance

	ThCh$	ThCh$	ThCh$	ThCh$
Current assets:	150,023,516	(91,992)	(906,061)	149,025,463
Property, plant and equipment:	152,198,227	(1,579,300)	—	150,618,927
Other assets:	12,208,266	590,135	—	12,798,401
Total assets	314,430,009	(1,081,157)	(906,061)	312,442,791
Current liabilities:	71,164,067	(425,757)	(1,027,127)	69,711,183
Long-term liabilities:	69,531,832	2,135,779	121,066	71,788,677
Minority interest	9,724	—	—	9,724
Shareholders’ equity:	173,724,386	(2,791,179)	—	170,933,207
Total liabilities and shareholders’ equity	314,430,009	(1,081,157)	(906,061)	312,442,791

	2006

	Chilean GAAP Balance	Adjusment US GAAP	Reclasification	US GAAP Balance

	ThCh$	ThCh$	ThCh$	ThCh$
Current assets:	169,453,282	—	—	169,453,282
Property, plant and equipment:	159,007,379	(1,611,084)	—	157,396,295
Other assets:	14,815,216	629,957	—	15,445,173
Total assets	343,275,877	(981,127)	—	342,294,750
Current liabilities:	87,510,667	(399,620)	—	87,111,047
Long-term liabilities:	73,598,202	2,092,510	—	75,690,712
Minority interest	11,397	—	—	11,397
Shareholders’ equity:	182,155,611	(2,674,017)	—	179,481,594
Total liabilities and shareholders’ equity	343,275,877	(981,127)	—	342,294,750

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restated for general price-level changes and expressed in constant
Chilean pesos as of December 31, 2006 and US dollars

b.	Income statement (certain line items presentation)

Certain reclassifications would be made to the Chilean GAAP income statement in order to present the following line items in conformity with U.S. GAAP.

The detail of the nature of adjustment to U.S. GAAP is disclosed in Note 38 1 k).

	2004

	Chilean GAAP Balance	Adjustment US GAAP	Reclassification	US GAAP Balance

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	32,153,300	632	31,437	32,185,369
Non-operating income and expenses	(3,045,164)	85,908	(31,437)	(2,990,693)
Income taxes	(5,119,302)	146,731	—	(4,972,571)
Minority interest	3,985	—	—	3,985
Negative goodwill	7,122	—	—	7,122
Net income for the year	23,999,941	233,271	—	24,233,212

	2005

	Chilean GAAP Balance	Adjustment US GAAP	Reclassification	US GAAP Balance

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	25,431,775	521,546	(795,155)	25,158,166
Non-operating income and expenses	(2,444,743)	1,286,804	795,155	(362,784)
Income taxes	(3,548,236)	91,965	—	(3,456,271)
Minority interest	173	—	—	173
Net income for the year	19,438,969	1,900,315	—	21,339,284

	2006

	Chilean GAAP Balance	Adjustment US GAAP	Reclassification	US GAAP Balance

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	24,323,264	(173,294)	54,606	24,204,576
Non-operating income and expenses	(3,885,985)	(5,532)	(54,606)	(3,946,124)
Income taxes	(4,275,096)	129,549	—	(4,145,547)
Minority interest	(1,670)	—	—	(1,670)
Net income for the year	16,160,513	(49,277)	—	16,111,236