Form 20-F
period 2007-12-31
CONCHA Y TORO WINERY INC
filed 2008-06-30
CIK 930543

As filed with the Securities and Exchange Commission on June 30, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File number 001-13358

Viña Concha y Toro S.A.
(Exact name of Registrant as specified in its charter)

Concha y Toro Winery Inc.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Casilla 213 Nueva Tajamar 481 Torre Norte, Piso 15 Santiago, Chile (562) 476-5000
(Address and telephone number of principal executive offices)

Blanca Bustamante (562) 476-5026 bbustamante@conchaytoro.cl Nueva Tajamar 481 Torre Norte, Piso 15 Santiago, Chile

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Shares of common stock without nominal (par) value	719,170,735

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒	No ☐

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

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐	Item 18 ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐
International Financial Reporting Standards as Issued by the International Accounting Standards Board ☐ Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐	No ☒

*  Not for trading, but only in connection with the registration of ADS.

*   Omitted because the item is not applicable

** The Registrant has responded to Item 18 in lieu of this Item.

-i-

CERTAIN DEFINED TERMS

          Unless otherwise specified, all references to “U.S. dollars,” “dollars” or “US$” are to United States dollars and all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos. Viña Concha y Toro S.A. (“Concha y Toro” or the “Company”), a corporation (sociedad anónima abierta) formed under the laws of the Republic of Chile (“Chile”), publishes its consolidated financial statements in Chilean pesos, adjusted to reflect changes in purchasing power due to inflation. See Notes 2(d), 23 and 37 to the audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 2006 and 2007 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, 2006 and 2007 (the “Consolidated Financial Statements”) contained in Item 18. Unless otherwise specified, financial information regarding the Company is presented in constant Chilean pesos as of December 31, 2007 and in accordance with generally accepted accounting principles in the Republic of Chile (“Chilean GAAP”). Chilean GAAP varies in certain important respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 37 to the Consolidated Financial Statements contained in Item 18. Amounts in tables appearing in this Annual Report may not total due to rounding.

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

FORWARD-LOOKING STATEMENTS

          This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements contained in this Annual Report may be identified by the use of forward-looking terminology, such as “anticipate,” “continue,” “estimate,” “expect,” “intend,” “may,” or the negative thereof or other variations thereon or comparable terminology. In particular, among other statements, certain statements in Item 4 — “Information on the Company — Business Overview” with regard to management objectives, trends in market shares, market standing and product volumes, and the statements in Item 5 — “Operating and Financial Review and Prospects” and Item 11 — “Quantitative and Qualitative Disclosures About Market Risk,” with regard to trends in results of operations, margins, overall market trends, interest rates, and exchange rates are forward-looking in nature. By their nature, forward-looking statements involve risks, uncertainty, assumptions and other factors which could cause actual results, including the Company’s financial condition and profitability, to differ materially and be more negative than the results herein described.

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

Selected Historical Financial Data

          The following table presents selected consolidated financial data, under the captions “Consolidated Statement of Income Data — Chilean GAAP,” and “Consolidated Balance Sheet Data — Chilean GAAP,” as of December 31, 2006 and 2007, for each of the years in the three-year period ended December 31, 2007, derived from the Consolidated Financial Statements included in this Annual Report, and as of December 31, 2003, 2004 and 2005, for each of the years in the two-year period ended December 31, 2004, derived from Consolidated Financial Statements not included in this Annual Report. The Consolidated Financial Statements of the Company as of and for the years ended December 31, 2006 and 2007 have been audited by KPMG Auditores Consultores Limitada, an independent registered public accounting firm. The Consolidated Financial Statements for the year ended December 31, 2005 have been audited by Deloitte & Touche, Sociedad de Auditores y Consultores Ltda., an independent registered public accounting firm. This information should be read in conjunction with the Consolidated Financial Statements. The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 37 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP that affect the financial statements of the Company, the effects of such differences on the calculation of shareholders’ equity and net income, and a reconciliation to U.S. GAAP of shareholders’ equity at December 31, 2006 and 2007 and of net income for each of the years in the three-year period ended December 31, 2007. All information expressed in Chilean pesos, except dividends, is presented in constant Chilean pesos at December 31, 2007 purchasing power based on the Chilean Consumer Price Index (“CPI”).

	As of and for the Year Ended December 31,

	2003 Ch$	2004 Ch$	2005 Ch$	2006 Ch$	2007 Ch$

	(Expressed in millions of constant Ch$, except financial ratios and per share amounts)
Consolidated Statement of Income Data
Chilean GAAP:
Revenue from sales	178,864	214,166	220,810	231,815	285,790
Operating income	25,690	34,531	27,314	26,123	47,246
Non-operating income (expense), net	(124)	(3,271)	(2,626)	(4,174)	(5,012)
Net income	21,639	25,776	20,877	17,356	34,059
Net income per share	30.1	35.8	29.0	24.1	47.4
Net income per ADS(1)	602	717	581	483	947
Dividend declared per share(2)	10.34	12.62	10.60	9.00	18.95
Weighted average number of shares outstanding(3)	719,170,735	719,170,735	719,170,735	719,170,735	719,170,735
U.S. GAAP:
Revenues from sales	178,864	214,166	220,810	231,815	285,790
Operating income	25,263	34,567	27,020	25,996	46,817
Net income	21,990	26,026	22,918	17,303	35,236
Basic and diluted earnings per share	30.58	36.18	31.87	24.06	49.00
Weighted average number of shares outstanding(3)	719,170,735	719,170,735	719,170,735	719,170,735	719,170,735
Consolidated Balance Sheet Data
Chilean GAAP:
Total assets	254,280	293,014	337,698	367,796	393,906
Long-term debt	22,181	35,170	66,094	66,299	62,976
Shareholders’ equity	160,881	177,260	186,580	195,635	222,715
Capital stock	49,046	49,046	49,046	49,046	49,046
Additional paid-in-capital- share premium	5,723	5,723	5,723	5,723	5,723
U.S. GAAP:
Total assets	250,415	291,863	335,564	366,742	392,822
Long-term debt	22,181	34,321	66,094	66,621	62,976
Shareholders’ equity	154,766	170,891	183,582	192,763	215,499
Selected Financial Ratios (4)
Chilean GAAP:
Operating margin	14.4%	16.1%	12.4%	11.3%	16.5%
Net Margin	12.1%	12.0%	9.5%	7.5%	11.9%
Debt to equity	31.2%	38.1%	52.2%	52.5%	38.9%
Debt to capitalization	23.8%	27.6%	34.3%	34.4%	28.0%
U.S. GAAP:
Operating margin	14.1%	16.1%	12.2%	11.2%	16.4%
Net Margin	12.3%	12.2%	10.4%	7.5%	12.4%
Debt to equity	32.5%	39.5%	53.1%	53.3%	40.1%
Debt to capitalization	24.5%	28.3%	34.7%	34.8%	28.6%
Consumer Price Index(5)	1.0%	2.5%	3.6%	2.1%	7.4%

(1)	Determined by multiplying per share amounts by 20 (1 ADS = 20 Shares), unaudited.

(2)	Dividends per share are expressed in historical pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year.

(3)	Calculated on the basis of the number of shares outstanding and fully paid together with the pro-rata portion of the number of shares outstanding but not yet fully paid for each period.

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

(5)	Based on Chile’s Consumer Price Index (“CPI”) for the period December 1 to November 30 of each year required to be used for price-level restatement purposes under Chilean GAAP.

          Unless otherwise indicated, U.S. dollar equivalent information, except export figures, for information in Chilean pesos, is based on the Observed Exchange Rate for December 31, 2007, which was Ch$496.89 per U.S. dollar. No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

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

          The Mercado Cambiario Informal (the “Informal Exchange Market”) is a currency market comprised of exchange houses and money changers in Chile. The Informal Exchange Market reflects the supply and demand for foreign currency and the rate of exchange in the Informal Exchange Market can fluctuate freely, above or below the Observed Exchange Rate. Since 1990, the rate of exchange for pesos into U.S. dollars in the Informal Exchange Market has been similar to that in the Formal Exchange Market. The Observed Exchange Rate as of May 30, 2008 was Ch$479.54 per U.S. dollar.

          The following table sets forth the annual high, low, average and year-end Observed Exchange Rates for U.S. dollars for each year indicated, and for each month during the six previous six months, as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report any buying rate for Chilean pesos.

Annual High, Low, Average and Year-End
Observed Exchange Rate

	Ch$ per US$

Year	High(1)	Low(1)	Average(2)	Period-end

2003	758.21	593.10	691.54	593.80
2004	649.45	557.40	609.55	557.40
2005	592.75	509.70	559.86	512.50
2006	549.63	511.44	530.26	532.39
2007	548.67	493.14	522.69	496.89
December, 2007	506.79	495.49	499.28	496.89
January, 2008	498.05	463.58	480.90	465.34
February, 2008	476.44	453.95	467.22	453.95
March, 2008	454.94	431.22	442.94	437.71
April, 2008	461.49	433.98	446.43	461.49
May, 2008	479.66	464.83	470.10	479.54

(1)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.

(2)	The average of the daily rates during the period.

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

          During the 2007–2008 season, Chile experienced a period of drought which primarily impacted the non–irrigated wine zones of the country. Most of the Company vineyards have drip irrigation; accordingly, the impact of the drought on the Company’s vineyards has been minimal. Future freezes or drought conditions in Chile could severely affect the quantity or quality of the production of wine by the Company. See Item 4 — “Information on the Company — Chilean Wine Industry Overview.”

          Phylloxera, a pest which attacks the roots of grapevines, has widely infested vineyards outside of Chile but to date has never been found in Chilean vineyards. The Company, like most Chilean wine grape growers, still uses the French root varieties which are susceptible to phylloxera. While the Company carefully screens new root stock for signs of infestation, and adheres to the regulations imposed by the Servicio Agrícola y Ganadero (the “Chilean Agriculture Service”) requiring that all vegetation introduced into Chile be isolated under observation for a period of two years, there can be no assurance that the Company’s vineyards and other Chilean vineyards will continue to be phylloxera-free. Infestation could have a material adverse effect on the Company while vineyards are being replanted and as they come into full production. See Item 4 — “Information on the Company — Chilean Wine Industry Overview — Phylloxera.”

          Risks Associated with Higher Taxes, Tariffs. In 2007, the Company’s export sales to third parties and sales of its foreign subsidiaries represented 80.5% of total revenues. Wines are subject to a number of taxes and tariffs, including excise taxes in the United States, in the UK and the Company’s other principal export markets. Additional increases in such taxes and tariffs could depress wine consumption in those markets and could adversely affect the Company’s sales.

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

          Dependence on Distributors. The Company relies on distributors to sell its products in export markets. Sales to the Company’s largest distributor, Banfi Products Corporation (“Banfi”) in the United States represented 12.3% of the Company’s total export revenues in 2007 and 15.0% of total export revenues in 2006. Sales to the Company’s five largest distributors, including Banfi, represented 29.4% and 26.5% of total export revenues in 2007 and 2006, respectively, and are expected to continue to represent a significant portion of the Company’s total export revenues in the future. The Company has written agreements with most of its distributors—usually one– to two–year terms, automatically renewable. In addition, the Company’s strategy to expand sales in major export markets is to a large extent dependent on the performance of its distributors. See Item 4 — “Information on the Company — Business Overview — Company Sales — Export Markets — Distribution in Export Markets.”

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

          The Company has a license from Tetra Pak de Chile Comercial Ltda. (“Tetra Pak Chile”) to package wine in Tetra Brik packages, and purchases these unassembled pre-printed packages from Tetra Pak Chile. Wine sold in Tetra Brik packages accounted for approximately 70.5% and 54.9% of the Company’s domestic sales by volume and value, respectively, in 2007 and 71.2% and 56.0%, respectively, in 2006. Although the Company believes that alternate suppliers are available, an interruption in the supply of Tetra Brik packages to the Company for any reason could result in a short-term material adverse effect on the Company’s operations. See Item 4 — “Information on the Company — Business Overview — Bottling.”

          The Company currently relies on approximately 650 outside vineyards for supplies of grapes and approximately 50 producers for bulk wine. In 2007, approximately 65%, of the grapes used in the production of the Company’s premium, varietal and, bi-varietal wines were purchased by the Company from independent growers in Chile. Additionally, in 2007, the Company purchased grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company. Most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year. In 2007, the Company had long-term contracts with up to approximately 21% of its growers.

          Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations.

          Competition. The wine industry in Chile and in the Company’s export markets is intensely competitive. In Chile and in approximately 125 other countries, the Company’s wines compete with wines and other beverages from Chile and other countries. Chilean wines, in general, compete with wines produced in the United States, Europe, Australia, South Africa, South America and New Zealand. In addition, the Company’s wines compete with other beverages including soft drinks, liquors, beer and, in Chile, pisco (a Chilean grape spirit). Many of the Company’s competitors in Chile and abroad have significantly greater financial resources than the Company.

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

          The Company is a sociedad anónima abierta (an “open stock corporation”) organized under the laws of Chile. All of the company’s directors and officers and many of its advisors reside outside of the United States (principally in Chile). All or a substantial portion of the assets of the Company and of these persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States on the Company or its officers, directors or advisors, or to enforce against them in United States courts judgments obtained in United States courts predicated upon the civil liability provisions of the U.S. federal securities laws.

          The Company’s Estatutos (the “By-Laws”) provide that all legal actions brought by shareholders in their capacity as such, or among shareholders and the Company or its directors and executive officers, must be submitted to arbitration in Chile by an arbitrator chosen by mutual consent of both parties. If the parties cannot select an arbitrator acceptable to both, an arbitrator will be appointed by the ordinary courts of Chile which, the Company believes, would likely appoint a Chilean arbitrator. The By-Laws also provide that the arbitrator would act as an árbitro arbitrador, who under Chilean law would not be required to apply any particular body of law or procedures and would be authorized to decide the matter in accordance with his or her view of what is just and equitable. Although the Ley de Sociedades Anónimas (“Chilean Corporation Law”) grants shareholders the right to bring actions against a Chilean company in the ordinary courts of Chile in certain cases, the Chilean Supreme Court has held in one case that a shareholder may not submit a claim against a corporation to the ordinary courts where, as in the case of the Company, the By-Laws provide only for arbitration. This case, however, would not be controlling precedent in a subsequent case under Chilean law. Therefore, a Chilean court could interpret Chilean law and the By-Laws to require that a claim brought by a holder of ADS predicated upon U.S. federal securities laws be submitted in Chile to arbitration. Moreover, because an arbitrator is not required to apply any particular body of law or procedure to decide a matter, it is not clear that an arbitrator would consider a claim predicated upon U.S. federal securities laws. Under Chilean law, therefore, there is uncertainty regarding the ability of ADS holders to bring actions against the Company or its officers, directors or advisors based upon U.S. federal securities law, whether in Chilean courts or arbitration proceedings.

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

          Risks Relating to Chile

          Dependence on the Chilean Economy. As of December 2007, 91% of the Company’s assets were located in Chile. In 2007 and 2006, sales in the Chilean market accounted for approximately 19.5% and 23.1%, respectively, of the Company’s total revenues. Historically, domestic wine sales show a high degree of correlation with the economic situation prevailing in a country. Accordingly, the Company’s financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile. The main Chilean indicators for 2006 and 2007 were:

•	GDP grew 4.3% in 2006 and 5.1% in 2007.

•	Private consumption grew 6.5% in 2006 and 7.7% in 2007.

•	The unemployment rate was 6.0% and 7.2% in December 2006 and 2007, respectively. As of March 2008, the unemployment rate was 7.6%, compared to 6.7% in March 2007.

•	As a percentage of GDP, investment in fixed assets was 24.2% in 2006 and 25.8% in 2007.

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

          Volatile and Illiquid Nature of the Market for the Common Stock in Chile. The Common Stock of the Company is traded on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile and the Bolsa de Corredores — Bolsa de Valores (collectively, the “Chilean Exchanges”). The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange and which accounted for over 85% of Chile’s equity trading volume in 2007, had a market capitalization of approximately US$213 billion as of December 31, 2007, and an average monthly trading of US$4,336 million. The ten largest companies in terms of market capitalization represented approximately 47.6% of the aggregate market capitalization of the Santiago Stock Exchange as of December 31, 2007. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. The ten most widely-traded stocks in terms of trading volume accounted for approximately 47.3% of all trading volume on the Santiago Stock Exchange in 2007. During 2007, approximately 22% of the securities listed on the Santiago Stock Exchange traded an average of 85% or more of the trading days.

          In addition, the Chilean securities markets may be affected by developments in other emerging markets, particularly other countries in Latin America.

          Currency Fluctuations. The Chilean peso has been subject to large fluctuations in value in the past, most recently during 2004 to 2007 and the first quarter of 2008, and may be subject to significant fluctuations in the future. See Item 3 — “Key Information — Exchange Rates.” Fluctuations in the exchange rate between the Chilean peso and other currencies affect the performance of the Company’s ADS, as well as the Company’s financial condition and results of operation in a variety of ways.

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

          Because the Company’s export sales are primarily denominated in foreign currencies, changes in these foreign currencies to the Chilean peso may adversely affect the financial condition and results of operations of the Company. Over 80.5% of the Company’s revenues are related to foreign sales that are denominated in U.S. dollars, Euros, Sterling Pounds, Canadian dollars, and Argentine pesos (sales of the Argentine subsidiaries). Changes in these foreign currencies relative to the Chilean peso may result in operating losses for the Company and its subsidiaries. In order to mitigate the short-term effect of changes in currency exchange rates, the Company enters into, from time to time, forward exchange agreements. See Item 5 — “Operating and Financial Review and Prospects.”

          The Company holds assets in Argentine pesos through its Argentine subsidiaries, whose assets are subject to currency fluctuation. Since 2004, the Company has used financial instruments to minimize this effect. For 2007, 2006 and 2005, the Company recognized Ch$117 million, Ch$131 million and Ch$114 million, respectively, of losses due to the conversion of the financial statements and the depreciation of the Argentine peso.

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

          In addition, cash distributions with respect to shares of Common Stock underlying the ADS are paid by the Company to the Depositary on behalf of shareholders in Chilean pesos. The Depositary then converts the pesos to U.S. dollars at the then prevailing exchange rate to pay the dividend on the ADS in U.S. dollars. If the value of the Chilean peso falls relative to the U.S. dollar between the declaration of dividends and the distribution of such dividends by the Depositary, the amount of U.S. dollars distributed to holders of ADS will decrease. See Item 3 — “Key Information — Exchange Rates.”

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

          The Central Bank of Chile relaxed foreign exchange restrictions in year 2002, allowing entities and individuals to purchase, sell, keep and remit abroad foreign currency without restrictions, although the Central Bank of Chile still requires reports of such transactions to be filed with it.

          The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002, and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of US$10,000); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (e.g., payments regarding import and export transactions, etc.).

          Because the Law of the Central Bank of Chile authorizes the Central Bank of Chile to regulate foreign exchange transactions, including those relating to ADS facilities, it may re-establish more restrictive regulations on foreign exchange affecting ADS holders of the Company at any time. Thus, in the event that the Foreign Investment Contract were terminated, an amendment to the New Regulations could, among other things, restrict the ability of ADS holders to dispose of the underlying shares of Common Stock of the ADS or repatriate proceeds of the Common Stock. The duration or impact of any such restrictions would be difficult to assess.

          Differences in Corporate Disclosure and Accounting-Taxation Standards. The principal objective of Chile’s securities laws governing publicly traded companies, such as the Company, is to promote disclosure of all material corporate information to investors. In addition, Chilean law imposes restrictions on insider trading and price manipulation. However, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets, and Chilean disclosure requirements differ from those in the United States. These differences may result in fewer protections for holders of ADS than would exist if United States securities laws governed the company’s domestic securities transactions.

          There are also important differences between Chilean and U.S. accounting principles and reporting standards. As a result, Chilean financial statements and reported earnings may differ from those reported based on U.S. accounting and reporting standards. Dividends can be paid only from the Company’s income determined in accordance with Chilean GAAP.

          Differences in Shareholders’ Rights. The corporate affairs of the Company are governed by Chilean law and the By-Laws. The By-Laws perform functions similar to those performed by both the certificate of incorporation and the bylaws of a corporation incorporated in the United States. See Item 10 — “Additional Information — Estatutos (By-Laws).” The principles of law applicable to the Company and its shareholders, however, differ from those that would apply if the Company were incorporated in the United States. In addition, the shareholders of the Company may have fewer or less well-defined rights protecting their interests under Chilean law than they would have as shareholders of a corporation governed by the laws of a U.S. jurisdiction.

          Inflation. Although inflation in Chile has moderated in recent years, Chile has historically experienced high levels of inflation. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on the Company’s financial condition and results of operations. The annual rates of inflation for 2007, 2006 and 2005 were 7.4%, 2.1% and 3.6%, respectively.

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

A. History and Development of the Company

          Concha y Toro is a corporation (sociedad anónima abierta) organized under the laws of Chile. The Company’s deed of incorporation was executed on December 31, 1921, and the Company was registered in the Registro de Comercio de Santiago on November 6, 1922. The Company’s principal executive offices are located at Nueva Tajamar 481, Torre Norte, Piso 15, Santiago. The Company’s telephone number at that location is (562) 476-5000 and the Internet address is www.conchaytoro.com. The complete legal name of the Company is Viña Concha y Toro S.A.

          The Company is the largest Chilean producer and exporter of wines in terms of both volume and value, with total sales in 2007 of 237 million liters and Ch$285,790 million.

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

          The Company owns and operates vineyards that grow grapes for use in the Company’s wine-making operations, vinification plants (which convert grapes into wine), bottling plants and its wine distribution network. Within Chile, the Company owns and operates vineyards located in Chile’s eight principal wine growing regions. In addition to its properties in Chile, the Company owns 1,290 hectares of land near Mendoza, Argentina.

          In domestic and export markets, the Company’s bottled wines are sold in the premium, varietal, bi-varietal and sparkling wine segments. In the domestic and export markets, the Company sells popular wines, packaged primarily in 1, 1.5, and 2.0 liter Tetra Brik packages. A small quantity of wine, 0.5% of total revenues, was sold in bulk form in domestic and export markets.

          The Company sells its premium wines under brand names including: Don Melchor, Carmín de Peumo, Amelia, Terrunyo, Marqués de Casa Concha, Casillero del Diablo, Trio and Late Harvest. The Company sells its varietal and bi-varietal wines under the brand names Sunrise, Concha y Toro and Frontera. In addition, the subsidiaries Viña Cono Sur, Viña Maipo and Trivento, market their wines under the brand names Cono Sur, Isla Negra, Maipo and Trivento. The Company sells popular wines under the brand names Tocornal, Clos de Pirque, Exportaciόn and Fressco. See Item 4 — “Information on the Company — Chilean Wine Industry Overview — Wine Classifications,” “— Business Overview — Company Sales — Chilean Markets” and “ — Company Sales — Export Markets.”

          The Company’s first initiative toward the development of more complex wines was the launching of Casillero del Diablo in 1965. Casillero del Diablo was made from selected grapes and aged two years longer than the standard Cabernet Sauvignon then being produced. Today, Casillero del Diablo is the largest seller among the Company’s premium wines. In the past six years, the Company has focused its marketing efforts on the Casillero del Diablo brand. Through a global marketing campaign launched in August 2001 and with a new packaging originally unveiled in 2002, the Company’s target is to transform Casillero del Diablo into a global brand. In 2007, sales of Casillero del Diablo totaled 2.7 million cases.

          The Company has produced sustained growth in recent years in all areas of its business, maintaining its position as the undisputed leader in the Chilean wine industry. Concha y Toro has strongly penetrated the principal external markets, where the brand enjoys high recognition and growing brand preference. Different factors have contributed to the Company’s strength in both the domestic and external markets. Most notable are its investments in the latest technologies and production techniques for producing premium and super-premium wines, the growth of and constant innovation in its own production, and the launching of new products in the premium segment. In addition, the Company has a solid distribution network that complements an export strategy based on the market diversification and constant expansion.

          The Company also believes that it has competitive advantages in export markets due to the lower production costs in Chile as compared to the costs faced by its competitors in other principal wine-making countries, such as the United States.

          The Company conducts its operations directly and through subsidiaries. The Company’s distribution business in Chile is conducted through its wholly-owned subsidiary Comercial Peumo Ltda. (“Comercial Peumo”). In December 2000, the Company formed a fully-owned sales and distribution subsidiary in the United Kingdom, Concha y Toro UK Limited. This subsidiary commenced operations in March 2001.

          The Company’s wholly-owned subsidiary, Sociedad Exportadora y Comercial Viña Maipo Ltda. (“Viña Maipo”), currently exports Viña Maipo brand wines and holds investments in affiliated companies. The Company’s wholly-owned subsidiary, Viña Cono Sur S.A., is involved in the sale, both in the local and export market, of Cono Sur and Isla Negra brand wines. In 1996, the Company, through Comercial Peumo and Viña Maipo, acquired Viña

Patagonia S.A. (“Viña Patagonia”), the Company’s first non-Chilean subsidiary. In 2001, Viña Patagonia changed its trading name to Trivento Bodegas y Viñedos S.A. (“Viña Trivento” or “Trivento”) to reinforce the marketability of Trivento, its main brand and range of wines. Viña Trivento is located near Mendoza, Argentina.

          In recent years, the Company has launched several new wines, marketed and distributed by its subsidiaries, to strengthen its position in the premium and super-premium categories. In 2006, the Company introduced a premium wine, Palo Alto, to the market, and in 2007, the Company introduced wines from Viña Maycas del Limarí, a new super premium winery. Viña Maycas del Limarí is located in the Limarí Valley, a relatively new wine region in the north of Chile that the Company believes has strong enological potential and in which the Company has invested in the recent years. With its 500 hectares of vineyards distributed in five Limarí Valley estates, the new winery has developed innovative packaging which, like the wine itself, is inspired by Inca culture (maycas means “plot of land” in the Inca language). Each label features an Inca calendar representing the dates that the grapes were picked and the wine was bottled. Thus far, Viña Maycas del Limarí has released its Reserva Especial line into the market: Sauvignon Blanc 2007, Chardonnay 2006, Syrah 2005 and Cabernet Sauvignon 2005.

          In March 2007, Concha y Toro signed an agreement with winery José Canepa y Compañia Limitada covering, among other topics, the winery’s production facilities in Lo Espejo, in the Santiago metropolitan area. The agreement includes the lease of Canepa’s vinification and aging cellar and warehouse for finished products, as well as a brand licensing agreement that will allow Viña Concha y Toro to market and distribute Canepa and Mapocho brands in the domestic and international markets. These wines are managed by the wholly-owned subsidiary, Sociedad Exportadora y Comercial Viña Canepa S.A. (“Viña Canepa”).

          In 1997, the Company and Baron Philippe de Rothschild S.A. (“Rothschild S.A.”) formed a joint venture company organized under the laws of Chile, named “Baron Philippe de Rothschild - Concha y Toro S.A.”The joint venture company changed its name to Viña Almaviva S.A. in June 1998 (“Viña Almaviva”). The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto to, and controls 50% of the capital of, Viña Almaviva. Viña Almaviva is expected to produce a “Primer Orden,” or first-growth wine, the first of its kind ever produced in Chile. Primer Orden wines are regarded to be the equivalent of Grand Cru Classé wines from the Bordeaux region of France. In 1998, Viña Almaviva launched its first Primer Orden wine from its 1996 harvest under the name “Almaviva.” Worldwide distribution of Almaviva, in all countries except for Chile, is handled by Bordeaux Negociants. Distribution of Almaviva in Chile is handled by the Company.

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

          Following this strategy, the Company has invested around Ch$203 billion over the last ten years in land, vineyards, infrastructure and other wine business, in order to increase its own production. It has also introduced the highest level technology to its production methods in the wine-making area, always with the objective of improving the quality of its wines. There has also been a constant development of new products, investigation into new grape varieties and incorporation of new grape-producing valleys.

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

          In 2007, the Company made approximately Ch$31,847 million (approximately US$64 million) of capital investments, which included the acquisition of new vineyards, development of new vineyards, increasing the vinification and cellar capacity, increasing bottling capacity and buying new agriculture machinery, among others. The Company has established a capital expenditure budget of approximately Ch$37,500 million (approximately US$80 million) for 2008 to support expected future growth in sales, and the corresponding increase in demand for grapes and production capacity. Investments mainly comprise acquiring and planting new vineyards, the construction of storage and vinification facilities, expansion of the bottling plant and acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines. The Company expects to continue planting wine vines, and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile, as well as in Argentina.

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

Chilean Wine Industry Overview

          Wine Producing Regions - Chile. Chile is a country well-suited for growing fruit, including grapes. Geographically, Chile is a strip of land running approximately 4,345 kilometers (2,650 miles) north to south, but is only 400 kilometers (244 miles) at its widest point. It is bordered by the Andes Mountains to the east and the Pacific Ocean to the west. The area located between the town of La Serena in the north and the Bio-Bio River in the south, generally known as the Central Zone, is where vinífera grapes are grown.

          The Central Zone stretches for approximately 500 kilometers (309 miles) and is located between 32° and 38° latitude south. This location coincides with the latitude band of 30° to 50°, in which virtually all of the world’s wine-producing areas are located. For example, California’s vineyards are located at approximately 34° to 38° latitude north and Australia’s vineyards at 32° to 40° latitude south. France’s vineyards are farther north between 40° and 51° latitude north.

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

          The Company owns or leases vineyards in the eight principal wine-growing regions in Chile. These regions include, from north to south: Limarí, Casablanca, Leyda, Maipo, the Rapel Valley sub-regions of Cachapoal and Colchagua, Curicó and Maule. Most of these regions possess distinct weather and soil characteristics. However, they share the important characteristics of cool nights and hot days with daily temperature variations of 12°C to 20°C (54°F to 68°F) in the summer. This type of climatic condition is essential for growing “wine quality” grapes. See Item 4 — “Information on the Company — Business Overview — Vineyards.”

          Limarí Valley. Limarí is a transversal valley that runs from east to west, from the Andes to the Pacific, and is situated 400 kilometers (250 miles) north of Santiago. It is a fairly narrow valley bounded by small mountainous chains to the north and south; its main features are sedimentary and mineral soils and a semi-arid climate with strong marine influence, particularly in the area closer to the Pacific Ocean. The absence of rainfall during ripening season, in addition to the extreme luminosity of the skies, makes for concentrated grapes with enhanced color and aromas. The varieties that benefit the most from this privileged setting are Chardonnay, Sauvignon Blanc and Syrah.

          Casablanca Valley. The Casablanca Valley is located 100 kilometers (62 miles) northwest of Santiago and has deep, sandy, permeable soils and a cool climate. The Company believes that this region represents an exceptional microzone to produce premium white wines, such as Chardonnay and Sauvignon Blanc, due to its particular climate, especially its heavy marine weather and morning fog during spring and summer.

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

          Maipo Valley. The Maipo Valley, located just west of the Andes Mountains and south of Santiago, is renowned worldwide for the excellence of its red wines. The Maipo Valley has a Mediterranean climate, with a dry summer and high daily temperature variations due to a combination of oceanic and Andean influences. Its soils are alluvial and colluvial, organically poor and abundant in gravel. They are irrigated with glacial waters flowing from the Andes mountain range.

          Rapel Valley. The Rapel Valley is located 100 to 180 kilometers (62 to 112 miles) south of Santiago, between the cities of Rancagua and San Fernando. It has a warm climate and deep, rich alluvial soils, irrigated by water from the Rapel and Cachapoal Rivers. This region’s production is oriented toward red wines.

          Cachapoal Valley. Part of the greater Rapel Valley, Cachapoal is located 100 to 180 kilometers south of Santiago and covers the 80–kilometer long stretch (62 to 112 miles south of Santiago) between the cities of Rancagua and San Fernando. Its benign weather, normally lacking in frosts and warm summers, suits varietals that call for a delayed harvest, such as Carmenere. Irrigated by the Rapel and Cachapoal rivers, its soils have an alluvial origin and are deep and rich. Most of this valley’s production is geared toward red wines.

          Colchagua Valley. This valley is part of the grand Rapel Valley. Its soils vary from the deep and fertile sandy-clay loam organically rich soils to sandy soils. Its soils are irrigated by the water from the Tinguiririca River. The valley is renowned for growing a wide range of grape varieties, where the Cabernet Sauvignon and Carmenere varietals stand out.

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

          Luján de Cuyo Region. Luján de Cuyo is located in the upper part of the Mendoza River, 22 kilometers (13.7 miles) to the south of Mendoza city. The altitude in this area ranges form 650 to 1,060 meters (from 2,132 to 3,478 feet) above sea level. Together with Maipú, it constitutes a traditional grape-growing region known as “First Zone”. This First Zone is excellent for growing red varietals, Malbec in particular. Its soil is alluvial and sandy, somewhat organically poor but with very good drainage characteristics. Day and nighttime temperatures vary by approximately 14ºC (57°F), which favors the production of red wines.

          Maipú Region. The Maipú region is located in the upper part of the Mendoza River, 18 kilometers (11 miles) to the southeast of the city of Mendoza, next to Luján de Cuyo. Its altitude is 790 meters (2,592 feet) above sea level.

          Tunuyán Region. Tunuyán is located 80 kilometers (49 miles) southwest of Mendoza city and, together with Tupungato and San Carlos, forms the Uco Valley. This valley rises to 1,400 meters (4,593 feet) above sea level, the highest grape-growing altitudes in Mendoza. Because of the altitude and proximity to the Andes, the Uco Valley has a cooler climate than the First Zone, which makes this region oriented towards the production of white varietals and certain red ones. Day and nighttime temperatures vary by approximately 25ºC (77°F), an ideal range for the development of optimum color and tannins in the grapes. Its soils are stony, sandy and very permeable, lacking in drainage or salinity problems.

          Tupungato Region. The Tupungato region is located 90 kilometers (56 miles) southwest of Mendoza and rises to approximately 1,100 meters (3,600 feet) above sea level.

          La Consulta-San Carlos Region. San Carlos region is located 110 kilometers (68 miles) southwest of Mendoza. The altitude in this area ranges from 1,000 to 1,200 meters (from 3,280 to 3,937 feet) above sea level.

          Rivadavia Region. The Rivadavia region is located 80 kilometers (49 miles) southeast of Mendoza, and is part of East Mendocino region. Its altitude is 660 meters (2,165 feet) above sea level in a zone of sandy soil with very good drainage characteristics. The average temperature is higher than in the First Zone and Uco Valley regions which, together with the availability of water from the Tunuyán River, allows for the optimal development of different varieties of grapes, the most important of which are the Malbec and Syrah varieties.

          San Martín Region. San Martín is located 50 kilometers (31 miles) to the southeast of Mendoza. Altitudes in this zone average 640 to 750 meters (2100 to 2460 feet) above sea level. Its sandy-loam and sandy-lime soils are irrigated by the Tunuyán and Mendoza rivers. The climate is temperate and is characterized by a pronounced annual temperature variation, a feature that favors the vine’s vegetative rest period during winter.

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

          Chile is one of the few countries where pre-phylloxera Bordeaux cuttings are widely used, and as such, phylloxera has not been found in Chile to date. The Company still uses the original French root varieties, introduced from France approximately 125 years ago, which remain free of this pest. To protect itself from the possibility of phylloxera infestation, the Company carefully screens all cuttings before planting. Regulations imposed by the Chilean Agriculture Service require that all vegetation introduced into the country be isolated under observation for a period of two years. There can, however, be no assurance that the Company’s and other Chilean producers’ vineyards will remain free of phylloxera infestation. Infestation would have a material adverse effect on the Company and its production of grape crops.

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

B. Business Overview

          Vineyards

          In order to decrease its dependence on purchased grapes and wines and to gain greater control over the cost and quality of its principal raw material, the Company initiated a capital investment program in the beginning of the 1990s. To this end, the Company has purchased land and planted vines for the production of grapes for its premium, varietal and bi-varietal wines in order to maintain its production of grapes in proportion to the growth in demand of its premium wines. Over the past few years the Company has acquired land in other wine regions in order to diversify the agricultural risk.

          As of December 2007, the Company had approximately 9,016 arable hectares (approximately 22,270 acres) on 34 owned and six leased vineyards in the Limarí, Casablanca, Leyda, Maipo, Cachapoal, Colchagua, Curicó and Maule Valleys of the Central Zone in Chile, and on eight vineyards in the Maipú, Tupungato, Rivadavia, San Carlos, Luján de Cuyo and San Martín regions in Argentina. As of December 2007, approximately 88% of the arable land owned or leased by the Company is planted with wine-producing grapes in various stages of maturity. Approximately 77% of the Company’s planted hectares in Chile are planted primarily with five types of noble grapes: Cabernet Sauvignon, Merlot, Carmenere, Chardonnay and Sauvignon Blanc. In recent years, the Company has increased the planting of these five varieties of grapes in response to increasing consumer demand in the United States, Europe and Asia for premium and varietal wines. The Company believes that with the plantings of these noble grape varieties, it should be able to respond to the shift in consumer demand for premium and varietal wines made from these varieties of grapes. There can be no assurance, however, that consumer demand for these wines will increase in absolute terms or that consumption of wines produced by the Company from these varieties of grapes, as opposed to those produced by its competitors, will increase. In addition, there can be no assurance that competitors of the Company, either singly or in the aggregate, will not be in a better position to take advantage of changing consumer demand patterns for premium and varietal wines, by reason of planted acreage or otherwise.

          The Company’s remaining land under cultivation is planted mainly with Syrah, Pinot Noir, Malbec, Viognier, Pinot Blanc, Pinot Gris, Chenin Blanc, Riesling, Gewurztraminer and Sangiovese grapes.

          The Company expects that the vines planted in 2004 will be in full production in 2008.

          The table below shows the Company’s currently-producing and newly-planted vineyards by valley as of December 2007.

Vineyards	Currently Producing	Plantings 2004 - 2007	Fallow	Orchards	Total Arable

	(in hectares)

Chile

Owned – Chile:
Limarí Valley (1)	306.1	284.9	235.8	—	826.8
Casablanca Valley	136.2	8.7	—	—	144.9
Leyda Valley	—	130.5	—	—	130.5
Maipo Valley	480.4	52.9	—	—	533.3
Cachapoal Valley – Rapel Valley(2)	600.8	590.3	471.5	83.0	1,745.6
Colchagua Valley – Rapel Valley	1,124.3	415.0	8.9	—	1,548.2
Curicó Valley	432.3	116.9	—	—	549.2
Maule Valley	1,633.1	165.8	6.1	—	1,805.0
Total Owned – Chile	4,713.2	1,765.0	722.3	83.0	7,283.5

Leased – Chile:
Casablanca Valley(3)	219.5	27.0	—	—	246.5
Maipo Valley(4):	275.0	—	—	—	275.0
Total leased	494.5	27.0	—	—	521.5

Total Chile	5,207.7	1,792.0	722.3	83.0	7,805.0

Owned - Argentina
Maipú	135.4	—	—	—	135.4
Rivadavia	192.4	45.3	—	—	237.7
Tupungato	143.7	—	—	—	143.7
La Consulta	—	127.9	—	—	127.9
San Martín	11.1	79.8	—	—	90.9
Luján de Cuyo	—	166.7	—	—	166.7
Tunuyán	—	54.8	254.3	—	309.1
Total Argentina	482.6	474.5	254.3		1,211.4

Total	5,690.3	2,266.5	976.6	83.0	9,016.4

(1)	Producing vineyards in Limarí and Colchagua valley include vineyards planted with grapes suitable for table wines corresponding to 84 hectares in Limarí and 63 hectares in Colchagua.

(2)	These hectares include 83 hectares of fruit trees planted on the Company’s Peumo and Idahue vineyards. This land can be returned to grape production.

(3)	The Company leases three vineyards in the Casablanca Valley (93.73, 125.79 and 27 arable hectares) with leases expiring in 2023, 2028 and 2036, respectively.

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

          Although Chilean winters are relatively mild, Chilean vineyards have suffered frost damage in the past; Generally, September and October are the most likely periods for frost damage, especially in areas closest to the Andes Mountains. The Company tries to protect its grapes against risk from frost through various preventive techniques, including the use of helicopters and stationary propellers to raise the temperature of the air by hovering over vineyards. The Company has also taken steps to protect against soil erosion and other ecological damage by using special irrigation methods.

          Wine Production Methods

          Wine production methods vary by type and quality of wine. The Company uses the following production methods (certain wine industry terms used in the following discussion are defined at the beginning of this report, in “Certain Defined Terms — Glossary of Special Terms”):

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

          Premium Whites. Grapes selected from the noblest varieties, such as Chardonnay, Sauvignon Blanc, Viognier, Riesling and Gewurztraminer from the Company’s Casablanca, Maipo, Curicó and Maule vineyards are crushed, separated from their stems and introduced into pneumatic presses in order to extract clean juice. Unlike red wines, white wines are generally fermented without their skins and seeds. In order to convert the sugar into alcohol, this juice is then fermented, with yeast, in French and American oak barrels or temperature-controlled stainless steel tanks, depending on variety, vineyard and brand. Lower temperatures between 12°C and 18°C (53°F and 64°F) are considered optimal for quality during this process. The resulting wine is aged on the fine lees in the same tanks as used in fermentation for at least six to eight months in order to obtain fruitiness, body and complexity. Once bottled, premium white wines are aged from two to twelve months in the Company’s wine cellars, depending on the brand.

          Late Harvest is a sweet, aromatic dessert wine made from Sauvignon Blanc and Riesling grapes that were left on the vine to over-ripen, resulting in a high concentration of sugar and a reduction in acidity. The vinification process for Late Harvest is similar to that for the Company’s other premium white wines.

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

          Sparkling Wine. Sparkling wines are the product of a second alcoholic fermentation of wine with yeasts in isobaric tanks for a period from two to eight months, depending on the type of sparkling wine. This second fermentation allows for the retention of the characteristic effervescence. The Company produces four types of sparkling wine in its Pirque plant. The finest of the four, Brut Royal, is made from Chardonnay, Pinot Noir and Riesling wines that were first fermented in the Puente Alto plant. The Company’s most popular seller in Chile,

Demi-Sec, is made with Company-grown Chenin Blanc grapes and is produced in the Cachapoal plant. Finally, Moscato is made from Moscatel grapes grown in San Ignacio.

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

          Sources of Grapes and Purchased Wine

          Grapes are the main raw material in the wine making process. In 2007, approximately 65% of the grapes used in the production of premium, varietal and bi-varietal wines were purchased from third parties. In addition, the Company purchased grapes and bulk wine required to produce approximately 100% of its popular wines. Prevailing prices for grapes at harvest time reflect market conditions.

          Company Vineyards. In 2007, approximately 35% of the Company’s production of premium, varietal and bi-varietal wines were from grapes grown on the Company’s owned and leased vineyards in Chile. The Company believes that production of its own grapes offers greater control over costs and quality and improves reliability of supply. To that end, the Company continues to expand its grape production. The Company’s policy is that, to the extent possible, only grapes grown in the Company’s own vineyards are to be used to produce the Company’s premium wines.

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

          In accordance with Chilean wine industry practice, most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year. This renewal is not compulsory and depends on the Company’s demand and seasonal market prices. In order to minimize the risk of crop loss, the agreements are entered into between January and April each year, after the grapes have begun to mature and the size of the crop can be more accurately estimated. Delivery schedules are agreed upon according to the degree of ripeness of each grape variety. The management of these outside vineyards is directed by the Company’s own technical personnel, and the Company establishes standards regarding the use of pesticides, cultivation, harvest date, transportation system, sugar, acidity and Ph concentration. Selection of the grapes and approval of their quality is carried out by the Company’s technical department. The price of the grapes is proportional to the estimated alcohol content over 12% in the resulting wine. Payment for grapes obtained from independent growers is made mainly in ten interest-free installments throughout the year. In 2007, the Company had long-term contracts with up to approximately 21% of its growers.

          Bulk Wine Purchases. The Company purchases wine in bulk from a number of outside suppliers for the wine used in the production of the Company’s popular wines. The Company’s technical department approves such wine purchases. Payments are traditionally made in ten interest-free monthly installments.

          Vinification

          The Company seeks to use the latest technology in all areas of vinification while maintaining the wine-making traditions of its founders. The Company has nine wine-making plants in Chile which turn grapes into premium, varietal and bi-varietal wines. The location of these plants and their production capacity in 2007 are shown below. Additionally, the Company leases six plants, mostly to vinify generic grapes for the production of popular wines.

          In Argentina, Trivento owns two plants for the vinification and aging of its wines. Additional capacity to meet its vinification needs is leased from third parties.

Plant	Valley	Production -2007

Chile:		(in millions of kilograms)
Nueva Aurora	Limarí	9.1
Puente Alto	Maipo	11.7
Cachapoal	Cachapoal - Rapel	26.3
Chimbarongo	Colchagua - Rapel	50.0
Cono Sur	Colchagua - Rapel	11.3
Las Mercedes	Colchagua - Rapel	8.4
Lontué	Curicó	26.7
Lourdes	Maule	19.3
San Javier	Maule	29.9

Total Chile		192.7

Argentina :
Trivento	Maipú	17.7
Tres Porteñas	San Martín	12.6

Total Argentina		30.3

          In addition, the Company’s facilities at Pirque have the capacity to produce 2.26 million bottles or 1.7 million liters of sparkling wine.

          The Company uses a combination of epoxy-lined cement tanks, stainless steel tanks and French and American oak barrels to ferment, age and store its wine. As of December 2007, the Company’s total storage and fermentation capacity in Chile was approximately 264 million liters. Total owned capacity in Argentina was 29.4 million liters. Trivento rents additional storage facilities, as needed, for its operation.

          The following table shows the Company’s approximate fermentation and storage capacity by type of container for the years indicated:

		December,

Type of Container	2005	2006	2007

Chile:		(in million liters)
Epoxy-lined cement tanks	137.4	153.0	152.8
Steel tanks	85.5	89.8	100.6
French and American oak barrels	7.8	9.2	10.0
Chilean wood casks	0.3	0.3	0.3

Total Chile	231.0	252.3	263.7

Argentina:
Epoxy-lined cement tanks	17.3	17.3	19.3
Steel tanks	9.6	9.6	9.6
French and American oak barrels	0.3	0.4	0.5

Total Argentina	27.2	27.3	29.4

          The Company uses American and French oak barrels for the production of all its premium wines, except Late Harvest. Although the use of oak barrels increases the Company’s production costs, the Company is certain that it enhances the quality of its premium wines. Oak barrels are purchased in several sizes and are treated prior to delivery in accordance with the Company’s needs. Oak barrels are used for up to two years to produce the highest quality premium wines, such as Don Melchor, and are then used for another five years to enhance other wines. As of December 2007, the Company had approximately 43,000 French and American oak barrels.

          French oak barrels are used to make the Company’s premium Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha and Trio brand wines, while American oak barrels are used for its premium Casillero del Diablo brand wine. The Company has increased its stainless steel storage capacity to approximately 100.6 million liters in 2007. Most of the Company’s stainless steel tanks are fitted with cooling systems to prevent wine from losing quality at higher temperatures. All of the Company’s stainless steel tanks for use during fermentation are equipped with heating and cooling systems to regulate the temperature in the fermentation process.

          Bottling

          After vinification and, in the case of premium wines, aging, wine is ready to be bottled. The Company has three bottling plants near the Santiago metropolitan area: Pirque, Lo Espejo and Vespucio plants, and a plant in Lontué. The Pirque bottling plant, located 28 kilometers from Santiago, is the Company’s principal bottling plant, and a large amount of the Company’s premium, varietal, bi-varietal and sparkling wines are bottled there. The plant has five bottling lines accommodating bottles of 1,500 milliliter, 1 liter, 750 milliliter, 375 milliliter and 187 milliliter capacities. The facility in Pirque is equipped with the most advanced bottling and labeling equipment available and has an installed capacity of 11.7 million liters per month when operating three eight hour shifts per day, six days a week.

          In March 2007, the Company bought a new bottling plant from Viña Cánepa. This plant has two bottling lines with a capacity of 2.4 million liters per month when operating two eight shifts per day, six days a week. This plant is located in Lo Espejo, in Santiago.

          During 2007 the Company added a new bottling plant and logistic center—the Vespucio plant. This bottling plant includes a modern bottling line imported from Italy with a nominal capacity of 12 thousand bottles per hour and is specially designed to work large orders.

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

          Storage. The Pirque bottling plant has a wine cellar with storage capacity of 2.7 million bottles for aging, as well as a warehouse for finished wine with a capacity of 280,000 cases. The Santa Rosa warehouse has a storage capacity of 230,000 cases, and the Lo Espejo plant has a storage capacity of 310,000 cases.

          Domestic Distribution. The Company has its own direct distribution capacity through its wholly-owned subsidiary, Comercial Peumo. Comercial Peumo has a network of sixteen regional offices to service the entire Chilean national territory. Its sales force is made up of 126 salespeople, 27 supervisors, and 3 sales managers. Comercial Peumo serves approximately 15,000 customers throughout Chile, making it the largest wine-oriented distribution company in Chile. The two largest single customers accounted for approximately 11.3% and 11.0% of the Company’s domestic sales in 2007. No other customer represented more than 10% of the Company’s domestic sales.

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

          Company Sales - Chilean Markets

          Domestic Wine Sales. The Company’s domestic sales in liters, excluding sales of bulk wine, in 2005, 2006 and 2007 were approximately 66.2 million liters, 69.1 million liters and 77.3 million liters, respectively, resulting in gross revenues of Ch$50,376 million, Ch$47,434 million and Ch$48,872 million, respectively.

          The Company’s bulk wine sales fluctuate from year to year because the Company sells bulk wine in the domestic market to reduce excess inventories. In 2007, sales volume of bulk wine represented 0.1% of total wine sales in the domestic market. The Company is the largest wine producer in Chile, and according to AC Nielsen, in 2007, the Company had the largest share of the domestic market with a 29.2% share in terms of volume and a 25.9% share in value. The Company competes in all segments of the branded Chilean market and seeks to keep prices competitive to make its products attractive to consumers. Its variety of brands allows it to target different market segments, from its upscale premium Don Melchor to its popular wine lines, while maintaining a competitive price/quality relationship across the range.

          The following tables show the Company’s total domestic wine sales in constant Chilean pesos and liters by market segment, for each of the calendar years indicated:

	Domestic Wine Sales
	2005		2006		2007

	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%

	(in million of constant Chilean pesos as of December 31, 2007)
Premium	5,360	10.6%	5,916	12.4%	6,635	13.6%
Varietal	3,842	7.6%	3,991	8.4%	4,407	9.0%
Bi-varietal	146	0.3%	223	0.5%	228	0.5%
Popular	40,560	80.5%	36,677	77.1%	37,213	76.0%
Sparkling	468	0.9%	627	1.3%	389	0.8%

Bottled wine	50,376	100.0%	47,434	99.7%	48,872	99.9%
Bulk	23	0	135	0.3%	61	0.1%

Total	50,399	100.0%	47,569	100.0%	48,933	100.0%

	Domestic Wine Sales
	2005		2006		2007

	Liters	%	Liters	%	Liters	%

	(in thousands of liters)
Premium	1,341	2.0%	1,584	2.3%	1,866	2.4%
Varietal	2,408	3.6%	2,655	3.8%	3,208	4.1%
Bi-varietal	105	0.2%	176	0.3%	196	0.3%
Popular	62,119	93.8%	64,320	92.9%	71,777	92.8%
Sparkling	271	0.4%	351	0.5%	244	0.3%

Bottled wine	66,244	100.0%	69,086	99.8%	77,291	99.9%
Bulk	12	0.0%	112	0.2%	63	0.1%

Total	66,256	100.0%	69,198	100.0%	77,354	100.0%

          The Chilean wine market can be divided into segments based on the price of a 750 ml bottle. The Company targets the following market segments: popular wines with prices ranging from Ch$500–999 per liter; bi-varietal (blend) wines with prices ranging from Ch$999–1,390; varietal wines with prices ranging from Ch$1,390–2,499; premium wines with prices ranging from Ch$2,790–5,000; super premium with prices between Ch$5,000–8,990 and ultra premium with prices over Ch$9,000.

          Local Brands and Prices. The table below lists the Company’s major brands by segments of the Chilean wine market and approximate retail prices for each brand per 750 ml bottle as of April, 2008. Prices do not vary by type of wine within brand category.

Segment	Brand	Approximate Retail Price

		(As of April 2008 Chilean pesos)
Ultra Premium	Don Melchor	50,000
	Terrunyo	15,000
	Amelia	17,000
Super Premium	Marqués de Casa Concha	8,990
Premium	Trio	4,990
	Casillero del Diablo	3,990
	Late Harvest(1)	2,390
Sparkling	Subercaseaux	2,290
Varietal	Sunrise	1,890
	Santa Emiliana(2)	1,790
Bi-varietal	Frontera	1,490
Popular(3)	Exportación	1,066
	Clos de Pirque	999
	Tocornal	932
	Fressco	793
	Fressco Cooler	793

(1)	Late Harvest is a Sauvignon Blanc dessert wine which is only sold in 375 ml bottles.

(2)	The Company has a license from Viñedos Emiliana to bottle and distribute the Company’s wine domestically under Viñedos Emiliana’s labels.

(3)	Popular wine prices are per 1,000 ml.

          Local Competition. The Company competes with a number of other Chilean wineries. The Company’s competitors in the premium segment are large and medium-sized Chilean wineries, mainly Santa Rita, Viña San Pedro S.A. (“San Pedro”), Bodegas y Viñedos Santa Carolina S.A., Viña Undurraga S.A., Viña Errázuriz S.A., Cousiño Macul S.A. and Viña Tarapacá S.A. The Company also competes, to a much lesser extent, with small Chilean wineries whose production and sales of premium wines are aimed primarily at export markets. Sales in the popular wine segment are concentrated in wines packaged in Tetra Brik packages. In 2007, Tetra Brik sales represented approximately 76% of all Chilean sales by volume in the popular wine segment. The Company believes that non-Chilean wineries have negligible sales in Chile because they find it difficult to match the price-value relationship offered by Chilean wineries, especially in the popular wine segment.

          Popular wines produced in Chile, including those of the Company, also compete with other beverages such as beer, pisco and soft drinks. In 2007, the ratio of popular wine prices to beer prices decreased from 1.74 in December 2006 to 1.56 in December 2007, mainly as a result of the decrease in wine prices in the local market across all popular wine categories. In the face of increased competition by other beverages and in order to continue gaining market share, the Company has intensified its marketing efforts in the popular wine segment. See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategies.”

          The following table shows the relationship between popular wine and beer prices and the Company’s sales for the years indicated:

Relationship Between Popular Wine and Beer Prices
	2003	2004	2005	2006	2007

Popular wine prices (1 liter)	976	1,149	1,297	1,145	1,070
Beer prices	659	652	677	658	684
Ratio of popular wine prices to beer prices	1.48	1.76	1.92	1.74	1.56
Company’s volume sales in millions of liters	63.0	65.4	66.2	69.1	77.3
Percentage change from the previous year	5.8%	3.8%	1.3%	4.3%	11.9%

Source: National Institute of Statistics, Consumer price index, except for the Company’s volume sales and percentage changes, which are the Company’s figures. Prices are expressed in constant Chilean pesos as of December 31, 2007.

          Domestic Marketing Strategy

          The Company is seeking to increase its market share in all segments of the Chilean wine market, especially in the premium and varietal wine segment. The Company believes it is well positioned within this market due to its portfolio of brands, which it believes successfully competes with other wine producers in all segments of the domestic market.

          In terms of distribution, the strategy of the Company is to be present in all relevant channels for wine sales in Chile, with special focus in supermarkets and the retail channel. Accordingly, the retail sector of the Company has been strengthened both in commercial and marketing terms.

          Regarding the portfolio of products, the Company is permanently developing new formats and updating the presentation of its products. Advertising methods and marketing strategies differ depending on whether the targeted segment is comprised of potential consumers of the Company’s premium, varietal, bi-varietal, or popular wines. During 2007, the greatest efforts in advertising were focused on strengthening the Clos de Pirque brand in the market through mass media campaigns, including television and press.

          Domestic Sales – Other Products. In the past few years, Comercial Peumo—the distribution subsidiary for the Chilean local market—has entered into new non-wine businesses, especially in the liquor and beer categories. These categories show strong growth and present an expanded business opportunity for the subsidiary. Comercial Peumo currently distributes Ron Santa Teresa, Absolut Vodka, Cusqueña beer, and some artisan premium micro beers. In 2007, sales revenues from the new businesses represented 5% of total domestic sales. In April of 2008, Comercial Peumo signed a distribution agreement with SAB Miller—one of the three largest brewers world wide—with the aim of enhancing the Company’s presence in the imported premium beer category. Accordingly, since May of 2008, Comercial Peumo has distributed, mainly in supermarkets, Miller Genuine Draft© beer.

          Company Sales - Export Markets

          According to the Exporters’ Association, exports of Chilean wine totaled US$1,256 million and 610 million liters in 2007, representing an increase of 30.5% and 28.7% in value and volume, respectively, as compared to 2006.

          Export Sales and Competition. The Company is the largest exporter of Chilean wines on both a volume and US$ value basis, with market share in 2007 of 22.2% and 27.4% (including bulk) respectively, according to the Exporters’ Association. The Company’s bottled wine market share by volume and US$ value was 34.5% and 29.8%, respectively, in 2007. The Company’s closest Chilean competitor in the bottled export segment, in terms of volume and US$ value, reported the equivalent of 26.3% and 24.4% of the Company’s sales, respectively.

          The following table sets forth the Company’s export market share among Chilean wine producers, as a percentage of both volume and US$ value for the years 2003 to 2007:

	Export Market Share
	Total Wine		Bottled Wine

	Volume	US$ Value	Volume	US$ Value

2003	16.8%	21.5%	27.3%	23.5%
2004	18.5%	23.0%	29.4%	25.5%
2005	22.6%	24.3%	32.1%	26.9%
2006	21.9%	25.4%	33.0%	27.9%
2007	22.2%	27.4%	34.5%	29.8%
Source: Vinos de Chile, Exporter’s Association

          Company sales in the export market are distributed among the premium, varietal, bi-varietal, sparkling and popular wine segments. The Company also sells bulk wine abroad. The Company’s export sales in volume, excluding bulk sales, in 2005, 2006 and 2007 totaled 95.0 million liters, 104.3 million liters and 133.2 million liters, respectively, resulting in revenues of US$215 million, US$251 million and US$343 million in 2005, 2006 and 2007, respectively.

          The following table sets forth the Company’s export sales from Chile, by volume and US$ value for the period 2005 through 2007 for each market segment. It shows that the Company’s premium wine export sales by volume and value from 2005 to 2007 increased 72.9% and 86.5% respectively, and its varietal and bi-varietal export sales increased 26.5% and 39% respectively, for the same period.

	Export Sales by Market Segment (*)

	2005		2006		2007

	Liters	US$	Liters	US$	Liters	US$

	(in thousands of liters and thousands of U.S. dollars)
Premium	18,071	71,945	21,413	89,669	31,243	134,201
Varietal	15,285	38,579	17,909	46,527	22,901	62,892
Bi-Varietal	45,498	80,118	48,012	88,342	53,995	102,102
Popular	15,704	23,250	16,514	25,134	24,397	41,648
Sparkling	405	1,080	487	1,454	639	2,035

Total bottled wine	94,963	214,972	104,335	251,126	133,175	342,878
Bulk	320	253	456	351	3,672	2,777

Total	95,283	215,225	104,791	251,477	136,847	345,655

(*)  Only exports from Chile, includes sales to the Company’s subsidiaries abroad.

Percentage of Export Sales by Volume to Regional Export Markets
(excluding bulk wine sales)

Market	2005	2006	2007

United States	24.1%	22.0%	17.6%
Canada	3.9%	4.3%	3.8%
Europe	48.7%	47.7%	51.2%
Central America, Mexico and the Caribbean	9.1%	10.4%	9.6%
South America	8.6%	9.6%	9.8%
Asia	5.1%	5.2%	6.8%
Other	0.5%	0.8%	1.2%

Total	100.0%	100.0%	100.0%

          Principal Export Markets. As of December 31, 2007, the Company’s principal regional export markets by US$ value were Europe, the United States, South America, Central America, Asia and Canada. Each market is unique, and there are differences within markets due to variations in local regulations.

	Export Sales by Value to Regional Export Markets
	2005		2006		2007

	Mil. US$	%	Mil. US$	%	Mil. US$	%

Europe	109.6	51.0%	125.1	49.8%	185.5	54.1%
USA	43.7	20.3%	46.0	18.3%	52.1	15.2%
Central America, Mexico and the Caribbean	20.0	9.3%	25.6	10.2%	29.9	8.7%
South America	17.4	8.1%	24.3	9.7%	31.6	9.2%
Canada	11.0	5.1%	14.0	5.6%	17.1	5.0%
Asia	12.2	5.7%	13.9	5.5%	22.7	6.6%
Other	1.1	0.5%	2.2	0.9%	4.0	1.2%

Total	215.0	100.0%	251.1	100.0%	342.9	100.0%

          Europe. In 2007, sales to Europe increased by 48% in value terms to approximately US$185.5 million or 54.1% by US$ value of Company exports. The Company’s European markets can be subdivided into three areas: Germany and non-wine-producing Western Europe, wine-producing Western Europe (except Germany) and Eastern Europe.

          The Company believes that greater market opportunities exist in Germany and the non-wine-producing countries of Western and Eastern Europe. For these countries, in 2007, the order of importance by sales for the Company was as follows: the United Kingdom, Sweden, Russia, Denmark and Finland. Among these countries, the Nordic countries (Finland, Sweden, Norway and Iceland) operate under a state controlled system where each state purchases wine and sells it in its own stores at the retail level. The Company anticipates that in the future, the monopoly system in these countries may be replaced by a private or semi-private sales structure, but believes that because its brands are well known in these areas, the Company’s sales will not be adversely affected as a result. There can be no assurance, however, that such a regulatory change would not have a material adverse effect on the Company’s sales to such markets.

          In the United Kingdom, the Company continues to broaden direct distribution to large supermarket chains, expand sales to retail stores, liquor outlets and independent vendors, and promote on-premise consumption (e.g., sales to restaurants), through its Concha y Toro, Viña Maipo, Cono Sur and Palo Alto brands. Excluding bulk sales, sales in the United Kingdom increased 69% from 2006 to 2007, reaching US$88 million in 2007. This increase is explained by higher sales across all categories led by the Concha y Toro and Cono Sur portfolios. The subsidiary Concha y Toro UK has seized market opportunities and benefited from the strong momentum for Chilean wines in this market.

          The Company’s marketing strategy in Germany and the non-wine-producing countries of Western Europe focuses on expanding the premium wine segment, particularly with the Casillero del Diablo brand, and building brand recognition. Compared to other areas of the world, the Company’s involvement in this market is fairly recent, having begun in 1989. In Central and Eastern Europe, volume growth was led by Russia and Poland. The Company sees great potential in this region, with the exception of important wine producing countries such as Georgia, Hungary, Bulgaria and Moldovia.

          In the major wine-producing countries of Western Europe (e.g., Italy, France, Spain and Portugal), where the Company faces greater competition, the Company’s marketing strategy is to shift from sales of small quantities of super-premium wines to higher volume sales of premium wines in the off trade (supermarkets and wholesale chains).

          United States. The U.S. market accounted for approximately US$52.1 million in 2007. Sales by value increased 13% in 2007, mainly as a result of an increase in the average price per case exported. Growth in the premium and super premium wine categories drove the increase in sales by value. Overall volume growth increased 2%, with the strong advance in the higher-value categories (a 50% increase) partially offset by a 6% decrease in the Frontera line, where the company has faced increasing competition and more moderate category growth.

          According to the Exporters’ Association, the Company was the leading Chilean exporter to the United States in 2007, with a market share in volume at 39% of total Chilean wine exported to the US. Wine markets worldwide are divided into segments according to the price range of the wines, and competitors differ from one segment to another. According to the wine classification method generally used in the U.S. market, the Company believes that the following wine categories are a representation of the wines sold by the Company in the United States: ultra premium, super premium, premium and popular premium. The Company believes that the Company’s wines would be classified within such categories as follows: ultra premium —Don Melchor, Amelia and Terrunyo; super premium—Marqués de Casa Concha; premium—Trio, Casillero del Diablo, Palo Alto and Xplorador; and popular premium—the Company’s varietal wines and bi-varietals, including Sunrise and Frontera, among others.

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

          In the United States, the Company’s products principally compete with other Chilean wines, as well as Californian wines and wines imported from Italy, France, Australia, Spain, Germany, Portugal, Argentina and other wine-producing countries.

          Central America, Mexico and the Caribbean. In US$ value terms, the Company’s 2007 sales to Central America, Mexico and the Caribbean totaled US$29.9 million or 8.7% of the Company’s exports. The primary markets for the Company’s products in this region are Mexico, Costa Rica, Panama and the Dominican Republic. The Company has marketed its wines for more than twenty years in most of the countries in this region, and the Company believes it is the largest Chilean exporter of bottled wines in all of these countries. Sales in US$ value terms increased by 16% mainly as a result of stronger sales in Mexico, Costa Rica, Panama, and the islands of the Caribbean, among others.

          South America. In 2007, sales to South America increased by 29% in US$ value terms to approximately US$31.5 million or 9.2% of the Company’s total exports by US$ value. The Company’s primary markets by sales revenue were Brazil, Venezuela and Ecuador. The Company is currently the leading Chilean exporter to most of the South American countries, with the exception of Paraguay and Venezuela. In each of these countries, the Company’s products are sold through exclusive local distributors, and in some countries, the Company’s secondary brands are sold by different distributors.

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

          Canada. In 2007, the Company’s sales to Canada increased 22% to approximately US$17.1 million or 5.0% by US$ value of the Company’s exports. Canada is the third largest national export market for the Company in US$ value terms.

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

          Asia. The Asian market accounted for approximately US$22.7 million in 2007, equal to 6.6% by US$ value of the Company’s exports. In value and volume terms, in 2007 bottled sales to Asia increased 62% and 64%, respectively. Exports to Japan, the region’s number one market, rose 78% to US$14.6 million; Korea and China also showed favorable growth of 112% and 95%, respectively (on lower bases). The Company has established new strategic alliances and expanded distribution throughout these markets.

          Other. The Company’s 2007 sales to other countries totaled US$4 million or 1.2% by US$ value of the Company’s exports. Within “other” sales, the Company aggregates mainly countries in Africa.

          Bulk Wine Exports. In 2007, the Company sold US$2.8 million of bulk wine overseas, primarily to the United Kingdom, representing 0.8% of its exports by US$ value. Bulk wine sales is a spot business with no long-term commitments. Sales depend on price and availability of wine in Chile and other wine growing countries. The Company purchases almost all of the bulk wine it exports from outside suppliers. The Company expects bulk wine sales to diminish in significance as it continues to promote bottled wine sales. However, bulk wine sales may continue in countries depending on price, demand and availability for such wines.

          Distribution in Export Markets. The Company’s products are distributed in approximately 125 countries by independent distributors, including four governmental liquor authorities. In most countries, the Company sells wine through a second and third distributor under the brand names of its subsidiaries Cono Sur and Maipo. The Company sells “F.O.B. Chilean port” to its distributors in export markets.

          In 2007, the United Kingdom, the United States, Canada, Sweden and Japan, the Company’s five largest national export markets, accounted for 54.1% of the Company’s exports by US$ value. The Company believes that its success in export markets is based on developing good relationships with established distributors and the good price-to-quality ratio of its products. The Company has written agreements with most of its distributors.

          In the United Kingdom, the Company’s wholly-owned subsidiary Concha y Toro UK Limited (Concha y Toro UK) distributes all brands of the Company and its subsidiaries, including Concha y Toro, Cono Sur and Isla Negra, Viña Maipo, Palo Alto and Trivento.

          Independent Distributors. The Company’s exclusive agent and importer in the United States is Banfi, which imports and re-sells the Company’s products to distributors who service all 50 states. Banfi was the Company’s largest single customer in 2007, purchasing approximately 2.5 million cases of wine which represented 17% and 12.3% of the Company’s export sales by volume and value, respectively. The Company has a renewable 20-year contract with Banfi which expires in 2013. The contract prohibits the Company from selling to any other U.S. importer and prohibits Banfi from carrying other Chilean wines without the Company’s approval. Banfi carries a number of competitors’ products, including Riunite, one of the best-selling imported wines in the United States, and Viñedos Emiliana. Banfi also imports wines produced by its own wineries in Italy. The Company and Banfi share the U.S. marketing costs for the Company’s wines.

          Government Liquor Authorities. In Canada and the Nordic countries, the Company’s wine is sold through government liquor authorities. In such countries, products may be offered as a general listing or a specialty listing. General listings are those that are purchased by liquor boards on a regular basis and require a minimum sales level per period (which varies depending on the Canadian province and from country to country in Scandinavia). Sales to government liquor authorities represented 11.6% and 13.8% of the Company’s export sales by volume and US$ value, respectively, in 2007. In Canada, the Company operates with agents that work on a commission basis and are responsible for promotion and public relations. In Scandinavia, the Company sells to its importer, who then resells to the monopoly.

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

•

changing attitudes of consumers, especially in the United Kingdom and the United States, with respect to the quality of Chilean wines, thereby creating a growth opportunity for the Company for its premium and higher-priced wines;

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

          The Company believes that there is a trend towards the consumption of premium wines in general, and certain varietal wines in particular, in its major export markets, principally the United States, Europe, Asia and Canada. The Company has tailored its new grape plantings to respond to this trend. See Item 4 — “Information on the Company — Business Overview — Vineyards.”

          Seasonality

          The Company has experienced and expects to continue to experience seasonal fluctuations in its revenues and net income. Both domestic and export wine sales tend to be lower during the first quarter of the year and higher during the third quarter, in anticipation of the year-end holiday period. Sales volumes also typically decrease if distributors begin a quarter with larger-than-normal inventory levels, which is usually the case in the first quarter of the year. For these reasons, the operating results of the Company in any one quarter of the year may not be indicative of the year-end results or the results of any other quarter.

          The following table sets forth the average quarterly percentage of the Company’s sales in the domestic and export segments for the 2005 to 2007 periods, as a percentage of sales by volume.

	Average Percentage of Wine Sales by Volume in 2005 – 2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Domestic	19.0%	25.5%	29.1%	26.3%
Export	20.3%	25.8%	28.7%	25.1%
Bulk(1)	24.9%	24.6%	29.8%	20.8%
Weighted Average	19.8%	25.7%	28.9%	25.6%

(1)

Seasonal fluctuations in bulk wine sales follow a different pattern in part because bulk wine sales are made on a spot basis. In order not to distort the data for domestic and export wine sales, seasonal fluctuations in bulk wine sales are presented separately.

          Company Sales - Argentina

          Argentine Business. In 1996, Concha y Toro began operations in Argentina with the founding of Trivento winery, located near Mendoza. Over the last ten years the subsidiary has experienced strong growth and has become Argentina’s second largest export winery in terms of volume, with a 9% market share of all bottled wine exported from Argentina in 2007. The operating assets of Trivento primarily include a total of 1,290 hectares of land, with 957 hectares planted, cellars with a capacity of 29.4 million liters and other wine-making equipment. In 2007, Trivento had revenues of Ch$21,497 million (approximately US$43 million), representing 7.5% of total Company sales.

          The Argentine business comprises exports and domestic sales; since 2005, both areas of business, exports and Argentine domestic distribution, are handled by Trivento. In 2007, Trivento export volume totaled 1,528,000 cases with returns of US$27 million representing an increase of 7.6% and 15.3% by volume and value respectively. The largest regional market for Trivento is Europe followed by Latin America, the US and Canada.

          In 2007, sales in the local Argentine market totaled 864,000 cases with total revenue of US$13.6 million, representing an increase of 21% in volume and 24.4% by value. Sales in the domestic Argentine market are concentrated in the bi-varietal category and represent less than 1% of total Argentine domestic consumption.

	Trivento Winery - Sales by Volume
	Export volume	Domestic volume

	(cases)	(cases)
2004	777,400	747,200
2005	1,238,000	548,200
2006	1,416,000	700,000
2007	1,528,000	864,000

          Affiliated Companies

          Viña Almaviva. In 1997, the Company and Rothschild S.A. formed a joint venture company, Viña Almaviva, to produce a “Primer Orden” or first-growth wine in Chile. The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto, Maipo Valley in exchange for 50% of the capital stock of Viña Almaviva.

          In 2007, Viña Almaviva had revenues of Ch$2,893 million, representing a decrease of 8.6%, compared to Ch$3,166 million in 2006. Total revenues in US dollar terms increased 5.2% from US$5.5 million in 2006 to US$5.8 million in 2007. This resulted from a 23% increase in the average price per case, which was partially offset by a 19% decrease in the volume sold. Almaviva’s main markets are the United States, Korea, Japan and Sweden. In 2007 and 2006, the Company recognized income from Viña Almaviva of Ch$248.0 million and Ch$227.6 million, respectively, from its equity investment.

          Industria Corchera. In November 2000, the Company acquired 49.6% of Industria Corchera. In 2002, its share increased to 49.84%. In 2007, Industria Corchera’s total sales amounted to Ch$14,004 million, representing a 23.5% increase compared to Ch$11,342 million in 2006. The Company in 2007 and 2006 recognized income from Industria of Ch$389 million and Ch$291 million, respectively, from its equity investment.

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

          Trademarks. The Company has Chilean registrations for the principal trademarks used in its business, including Concha y Toro, Don Melchor, Amelia, Terrunyo, Trio, Casillero del Diablo, Sunrise, Frontera, Tocornal, Maipo, Fressco and San José. Trademarks registered by subsidiaries include Cono Sur, Isla Negra, Palo Alto, Maycas del Limarí and Trivento. While the Company also has foreign registrations for many of these trademarks in most of its principal export markets, it does not have registrations for all of its trademarks in all of its export markets. The Company believes that its brands and trademarks are important to its business and is seeking to protect them through registration in many countries where they are not currently recorded.

C. Organizational Structure

          The following table lists the significant subsidiaries and affiliates of the Company, the percentage of direct and indirect ownership by the Company, and the respective country of incorporation:

Subsidiary	Direct and Indirect Ownership	Country of Incorporation

Inversiones Concha y Toro S.A.	100%	Chile
VCT Internacional S.A.	100%	Chile
Comercial Peumo Ltda.	100%	Chile
Viña Cono Sur S.A.	100%	Chile
Sociedad Exportadora y Comercial Viña Maipo Ltda.	100%	Chile
Sociedad Exportadora y Comercial Viña Canepa S.A.	100%	Chile
Viña Maycas del Limarí Ltda.	100%	Chile
Transportes Viconto Ltda.	100%	Chile
Viña Palo Alto Ltda.	99%	Chile
Concha y Toro UK Limited	100%	United Kingdom
Cono Sur Europe Limited	100%	United Kingdom
Trivento Bodegas y Viñedos S.A.	100%	Argentina
Finca Lunlunta S.A.	100%	Argentina
Finca Austral S.A.	100%	Argentina
Viña Almaviva S.A.	50%	Chile
Industria Corchera S.A.	49.84%	Chile

D. Property, Plant and Equipment

          The Company’s headquarters are located at Nueva Tajamar 481, Las Condes, Santiago. To finance these new offices, the Company entered into a twelve-year lease agreement in January 1998.

          In addition, the Company owns 12,910 hectares and leases 704 hectares of land throughout Chile, and owns 1,290 hectares of land in Argentina. Of these, approximately 9,016 hectares are suitable for planting vineyards. A majority of the remaining 5,887 hectares are comprised of roads, hills and riverbanks. The remainder is used for vinification and bottling plants, cellars and other buildings. None of the Company’s properties that are material to its business are mortgaged or otherwise encumbered.

          As mentioned above, the Company leases 704 hectares, comprising three leases in the Maipo Valley and three leases in the Casablanca Valley. In the Maipo Valley, the Company leases 93 hectares from an unaffiliated non-profit Chilean institution, approximately 82 of which are suitable for vineyards or agricultural purposes. The lease expires in 2013. The lease may be terminated by the lessor beginning in 2004, with one year’s notice and payment of a penalty. In 2004, the Company entered in a lease of 80.6 hectares in production from Viñedos Emiliana; this is a 9-year lease expiring in May 2013. In 2006, the Company leased another vineyard with approximately 112 hectares in production from Viñedos Emiliana; this lease expires in 2018. In the Casablanca Valley, the Company leases three properties of 282, 110 and 27 hectares with leases expiring in 2028, 2023 and 2036, respectively.

          As for equipment, the Company’s main assets include harvesting machinery, grape crushers, concrete and stainless steel tanks, and barrels. As of December 31, 2007, Concha y Toro’s aggregated winemaking and cellaring capacity in Chile was approximately 264 million liters and 43 thousand barrels. In the Mendoza region, Viña Trivento owns two vinification and cellaring facilities and a bottling plant with a total capacity of 29.4 million liters.

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

          Although the Company believes that it is in compliance with all applicable environmental regulations, it is still in the process of improving the water treatment systems in all of its manufacturing plants. The Company has water treatment systems, owned or contracted to third parties, in all of its plants: Puente Alto, Pirque, Lontué, San Javier, Cachapoal, Santa Elisa, Lourdes, Las Mercedes and Nueva Aurora. During 2006 and 2007, the Company invested in water treatment plants resources amounting to Ch$1,268 million and Ch$121 million, respectively.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

          Concha y Toro is a large accelerated filer, as defined in Rule 12b-2 of the Exchange Act. It is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. In addition, as of the date of the filing of this Annual Report, the Company does not have any unresolved comments from the Securities and Exchange Commission staff regarding its periodical reports under the Exchange Act.

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

          The Company faces certain key challenges which involve an element of associated risk. Competition in strategically important markets is increasing in tandem with higher supplies of wine and larger efforts to market wines from producer countries. In an effort to sustain sales growth under such conditions, the Company has a product portfolio offering a highly attractive price to quality ratio. In addition, Concha y Toro has allocated further funds to the strengthening of its brand name and for the advertisement and marketing of its products in its main markets as well as expanding and fortifying its distribution channels.

          Regarding global market conditions, throughout 2007, the industry moved towards a more balanced situation between global supply and demand for wines. During the 2007 season, the main European producers had lower productions, and Australia—one of Chile’s main competitors—had a significant production contraction. This market situation together with a good momentum for Chilean wines allowed the industry to achieve the largest export growth rate in the past five years.

          Significant factors which impacted the Company’s operating results include sales development in both foreign and domestic markets, pricing of its principal raw material—the cost of grapes—and exchange rates.

          Regarding the cost side, market conditions in the 2007 Chilean harvest led to a lower grape cost as compared to 2006. This had a positive impact in the average cost of sales, starting the third quarter of year 2007. For the 2008 vintage the Company foresees significant cost pressures (grapes), as the industry has seen important increases on the demand for grapes as a result of the strong expansion of exports during 2007. In addition, the volume of the 2008 harvest in Chile is expected to be lower as compared to 2007, mainly impacted by the drought conditions in Chile during the 2007–2008 season.

          In 2007, 80.5% of the sales revenues were denominated in foreign currency, mainly in United States dollars (36%), Euros (15%), Sterling Pounds (22%), Canadian dollars (4%) and Argentine pesos (3%). In general the strong depreciation of the US dollar against the Chilean peso has an adverse impact in the results of the Company. To mitigate the impact of this scenario as much as possible, the Company is applying a multi-currency strategy, in line with its diversification in sales.

          In 2007, Concha y Toro sales amounted to Ch$285,790 million, up 23.3% as compared to 2006. We would like to highlight that this result was driven by strong growth of exports from both Chile and our subsidiary in Argentina, and reflects the strength of our brand, market diversification and the competitive positioning of our extensive wine portfolio. Additionally, the Company’s strategy has focused on the premium category, which has led to a better product mix and a higher average price.

          We believe the Company to be highly competitive in its major markets. Concha y Toro has a high profile brand name and competitive economies of scale. The principal measure for sustaining future growth involves ongoing investment in vineyard development and cellar capacity to raise overall production capacity.

          In 2007, Concha y Toro had a net income of Ch$34,059 million, representing a 96.2% increase from 2006, mainly as a result from the strong expansion of sales, and from more favorable operating results and margins. Sales revenues totaled Ch$285,790 million, 19.5% of which were generated from sales in the domestic market, 73% from exports from Chile and 7.5% from the Argentine operation.

	% of Total Sales by Value
	2005	2006	2007

Chile:
Domestic	26.2%	23.1%	19.5%
Exports	65.7%	68.7%	73.0%
Argentina: (Domestic and export sales)	8.1%	8.2%	7.5%

Total	100.0%	100.0%	100.0%

A. Operating Results

          The following discussion should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, included in Item 18 herein. The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differ in certain important respects from U.S. GAAP. See Note 37 to the Consolidated Financial Statements for a discussion of (i) the principal differences between Chilean GAAP and U.S. GAAP which affect the financial statements of the Company, (ii) the effects of such differences on the calculation of net income and shareholders’ equity, and (iii) a reconciliation to U.S. GAAP of net income for each of the three years in the period ended December 31, 2007 and of shareholders’ equity as of December 31, 2006 and 2007. The amounts in dollars are presented for the convenience of the reader only.

          The following table sets forth selected Company income statement data expressed as a percentage of revenues for the years indicated, as well as year-to-year percentage changes covering the respective periods.

	Year Ended December 31,			% Change

	2005	2006	2007	2005-2006	2006-2007

Revenues	100.0%	100.0%	100.0%	5.0%	23.3%
Cost of sales	(65.2)	(65.5)	(59.7)	5.5	12.4
Gross profit	34.8	34.5	40.3	4.1	44.0
Selling and administrative expenses	(22.4)	(23.2)	(23.7)	8.8	26.2
Operating income	12.4	11.3	16.5	-4.4	80.9
Non-operating income	1.7	0.4	0.4	-72.5	15.7
Non-operating expenses	(2.8)	(2.2)	(2.0)	-17.8	12.4
Price-level restatement and foreign exchange losses, net	(0.1)	(0.0)	(0.2)	-33.7	348.8
Income tax	(1.7)	(2.0)	(2.9)	20.5	77.9

Net income	9.5%	7.5%	11.9	-16.9%	96.2

Revenue Breakdown
(million Ch$)

	Year Ended December 31,			% Change

	2005	2006	2007	2006/2005	2007/2006

Chile:
Domestic	57,950	53,605	55,759	-7.5%	4.0%
Exports	145,042	159,133	208,534	9.7%	31.0%
Argentina:
Domestic	5,725	6,412	7,408	12.0%	15.5%
Exports	12,093	12,665	14,089	4.7%	11.2%

Total revenues	220,810	231,815	285,790	5.0%	23.3%

Year ended December 31, 2007 compared to year ended December 31, 2006
Figures expressed in Chilean pesos (Ch$) as of December 31, 2007

          Revenues. Total revenues increased 23.3% to Ch$ 285,790 million from Ch$231,815 million in 2006. This resulted from strong sales abroad, driven by record shipments across all regions, larger sales in the domestic market and a positive result for the Argentine operation.

          Domestic Revenues. Sales in Chile increased 4.0% in 2007 to Ch$55,759 million from Ch$53,605 million in 2006. Domestic revenues comprise local wine sales, which accounted for 87.8% of the revenues, and other revenue, principally fees for bottling services and liquors. Wine sales increased by 2.9%, and other income grew 13.1%, mainly due to larger sales of liquors.

          Total domestic wine sales (including bulk) rose 2.9% to Ch$48,933 million in 2007 from Ch$47,569 million in 2006. Domestic bottled wine sales (excluding bulk) for the period rose 3% to Ch$48,872 million in 2007 from Ch$47,434 million in 2006. This 3% expansion in bottled domestic sales was the result of an 11.9% increase in volume, partially compensated by a 7.9% decrease in the average price. Company volumes showed a positive trend growing ahead of the industry. According to AC Nielsen, the industry grew almost 2% in volume during the year. Concha y Toro increased its market share in 2007 to 29.2% measured in volume and to 25.9% by value. The lower price reflects price reductions (mainly in the first half of the year) in line with a lower cost for the 2006/2007 harvest.

          Export Revenues. Sales abroad, including exports to third parties from Chile and those of Concha y Toro UK, increased 31.0% to Ch$208,534 million in 2007 from Ch$159,133 million in 2006. This outstanding result was achieved with a diversified growth across all regions, plus the strong momentum for all Company brands in the UK.

          Company exports rose 28% in terms of volume reflecting market diversification and the competitive positioning of our extensive wine portfolio. Export growth was achieved with diversified growth in most of the geographic areas to which the Company exports. The largest volume gains were obtained in Europe and Asia. Volumes to Europe increased 36.8% driven by a strong result in the UK (+53); in Britain, an effective performance by Concha y Toro UK has taken advantage of market opportunities and has allowed the Company to benefit from the strong momentum for Chilean wine. In Continental Europe volume increased 22.1% and, in Asia, volume rose 63.7% following strong results in Japan, Korea and China.

          Volumes shipped to Central America/Caribbean and South America increased by 16.6% and 29.5% respectively. Volume in Canada grew 12.1% and in the US 1.9%.

          Shipments by segment reveal a 46% increase in premium wines, mainly due to the solid performance of Casillero del Diablo which grew 40% in 2007. Varietal wine sales increased 28%, while bi-varietal and popular wines increased 11.2% and 48% respectively.

          The average price in Chilean pesos increased by 1.0%, with the lower average exchange rate in 2007 partially offsetting the higher average price achieved in US dollar terms. The average exchange rate in 2007 was Ch$522.69 per US$ dollar, compared to Ch$530.26 per US$ in 2006, representing a 1.4% appreciation of the currency. In US dollar terms, the average export price per case increased from US$21.70 to US$23.20 in 2007. For further information regarding the total amount of export sales, export sales and competition and principal export markets, see Item 4 — “Information of the Company — Business Overview — Company sales — Export markets” and Note 37(l) to the Financial Statements.

          Argentine Operations. Total revenues from our Argentine business increased 12.7% to Ch$21,497 million following expansions of 11.2% in exports and 15.5% in domestic sales.

          In 2007, Trivento’s exports of bottled wine totaled US$ 27 million with shipments of 1,528,000 cases increasing 15.3% and 7.6% by value (US$) and volume respectively over 2006. Growth was led by larger sales in Latin America, the United States and Canada. Domestic volume sales increased 24.4% in US dollar terms and 21% by volume totaling US$13.6 million and 864,000 cases respectively.

          Cost of Sales. Cost of sales rose 12.4% to Ch$170,700 million from Ch$151,914 million in 2006. Cost of sales as a percentage of total sales decreased to 59.7% from 65.5% mainly as a result of a lower direct cost. This is explained by the lower grape costs of the 2007 vintage.

          Gross Profit. Gross profit increased 44% to Ch$115,090 million in 2007. As a percentage of sales, the gross margin rose to 40.3% from 34.5%, as a result of the strong volume increase with a better mix and the dilution of fixed costs, plus lower average direct cost (average wine cost) compared to a higher cost in 2006.

          Selling, General and Administrative Expenses (SG&A). SG&A at Concha y Toro mainly includes advertising and promotional expenses, salaries of administrative and sales personnel, general expenses, export commissions, insurance and maintenance. SG&A increased 26.2% to Ch$67,845 million from Ch$ 53,778 million. This increase reflects an increase in export-related expenses in line with larger volumes and higher marketing expenses to support brand building. As a percentage of revenues, SG&A increased to 23.7% from 23.2% in 2006.

          Operating Income. Operating income posted a strong increase, 80.9% to Ch$47,246 million compared to the Ch$26,123 million in 2006. The operating margin increased from 11.3% to 16.5%, resulting from a strong volume increase, mix improvements, dilution of fixed costs and a lower direct cost.

          Non-Operating Income. Non-operating income increased to Ch$1,187 million from Ch$1,027 million in 2006. This result is mainly explained by a higher equity participation in net income of related companies.

          Non-operating Expenses (Excluding Price Level Restatement and Foreign Exchange Differences). Non-operating expenses increased 12.4% to Ch$5,728 million from Ch$5,095 million. This resulted mainly from an increase in other non-operating expenses partly compensated by lower interest expenses. Other non-operating expenses increased from Ch$404 million in 2006 to Ch$1,077 million in 2007 due to fixed assets disposals, primarily pulling out vines. Interest expense declined by 0.9% from Ch$4,612 million to Ch$4,572 million due to reduced financial debt.

          Price level restatement and Foreign Exchange Differences. Price level restatement and foreign exchange differences produced a loss of Ch$471 million in 2007 compared to a loss of Ch$105 million in 2006. This is mainly due to an increase in price level restatement where the company obtained a loss of Ch$831 million. For detail on price-level restatement and foreign exchange differences, see Notes 23 and 24 of the Consolidated Financial Statements.

          Net Income. Net income in 2007 of Ch$34,059 million increased by Ch$16,702 million, 96.2%, as compared to Ch$17,356 million in 2006.

Year ended December 31, 2006 compared to year ended December 31, 2005
Figures expressed in Chilean pesos (Ch$) as of December 31, 2007

          Revenues. Total revenues increased 5% to Ch$ 231,815 million from Ch$220,810 million in 2005. This resulted from higher sales abroad, driven by increasing shipments across all regions and larger sales from the Argentine operation, partially compensated by a decrease in domestic sales and the impact of a lower exchange rate on the Company’s foreign currency revenues.

          Domestic Revenues. Sales in Chile decreased 7.5% in 2006 to Ch$53,605 million from Ch$57,950 million in 2005. Domestic revenues comprise local wine sales, which accounted for 88.7% of the revenues, and other revenues—principally fees for bottling services, sales of fruit and liquors. Wine sales decreased by 5.6%, and other income decreased 20.1%, mainly due to lower fees from bottling services to third parties.

          Total domestic wine sales (including bulk) decreased 5.6% to Ch$47,569 million in 2006 from Ch$50,399 million in 2005. Domestic bottled wine sales (excluding bulk) for the period decreased 5.8% to Ch$47,434 million from Ch$50,376 million in 2005. The 5.8% reduction in bottled domestic sales was the result of a 4.3% increase in volume offset by a 9.7% fall in the average price. The lower price reflects price reductions in line with a lower cost for the 2006 harvest. The Company has also faced increasing domestic competition in the massive wine segment in favor of its main substitute, beer.

          Export Revenues. Sales abroad, including exports to third parties and sales of Concha y Toro UK, increased 9.7% to Ch$159,133 million in 2006 from Ch$145,042 million in 2005. Stated in Chilean pesos, the sales figure includes the impact of an 8% appreciation of the peso year-on-year.

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

          Shipments by category reveal a 17.5% increase in premium wines, mainly due to the solid performance of Casillero del Diablo, which grew 17% in 2006. Varietal wine sales by volume increased 25.1%, while bi-varietal and popular wines increased 4.9% and 0.3%, respectively.

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

          Argentine Operations. Consolidated sales of the Company’s Argentine businesses increased 7.1% to Ch$19,077 million following a 4.7% increase in exports and a 12% increase in domestic sales.

          Export revenue growth is mainly explained by the increase in volume. Trivento’s exports of wine by volume increased 14.4% reaching 1,416,000 cases. This result was partially compensated by the impact of the exchange rate appreciation.

          Domestic revenue growth is explained by an increase in domestic volume of 28%, totaling 700,000 cases, partially compensated by a decrease in the average price per case in Chilean pesos (-16.8%).

          Cost of Sales. Total cost of sales rose 5.5% to Ch$151,914 million from Ch$144,058 million in 2005. Cost of sales as a percentage of total sales increased to 65.5% from 65.2%, mainly as a result of a higher average wine cost affecting the costing of the first half of 2006 due to higher grape costs for the 2005 vintage.

          Gross Profit. Gross profit increased 4.1% to Ch$79,901 million in 2006 from Ch$76,752 million in 2005. As a percentage of sales, the gross margin decreased to 34.5% from 34.8%, mainly reflecting the higher wine cost and the impact of the Chilean peso appreciation on dollar-denominated revenues.

          Selling, General and Administrative Expenses (SG&A). SG&A at Concha y Toro mainly includes advertising and promotional expenses, salaries of administrative and sales personnel, general expenses, export commissions, insurance and maintenance. SG&A increased by Ch$4,340 million, or 8.8% year over year, to Ch$53,778 million in 2006 from Ch$49,438 million in 2005. As a percentage of revenues, SG&A increased to 23.2% from 22.4% in 2005, reflecting an increase in export-related expenses in line with larger volumes and higher expenses from Concha y Toro UK and Trivento (the foreign subsidiaries), in line with their expansion in volumes and the strengthening of the commercial areas.

          Operating Income. Operating income decreased 4.4% to Ch$26,123 million compared to the Ch$27,314 million in 2005. The operating margin decreased from 12.4% to 11.3%, explained by the impact of the sharp appreciation of the Chilean peso on dollar-denominated revenues, the increase on average wine costs (affecting first half costing) and the increase in SG&A as a percentage of sales.

          Non-Operating Income. Non-operating income decreased to Ch$1,027 million from Ch$3,729 million in 2005. This result is mainly explained by the decrease in other non-operating income as compared to the 2005 figure, which included a gain corresponding to the sale in advance of forward contracts held by the company of approximately Ch$2,763 million.

          Non-operating Expenses (Excluding Price Level Restatement and Foreign Exchange Differences). Non-operating expenses decreased 17.8% to Ch$5,095 million from Ch$6,196 million. This resulted mainly from a decrease in other non-operating expenses partly compensated by higher interest expenses. Other non-operating expenses decreased from Ch$2,208 million in 2005 to Ch$404 million in 2006; the 2005 figure included expenses related to an extraordinary provision (wine appraisal). Interest expense increased from Ch$3,909 million to Ch$4,611 million due to an increase in financial debt of Ch$5,380 million. The Company raised its short-term debt to banks and financial institutions to finance working capital needs.

          Price level restatement and Foreign Exchange Differences. Price level restatement and foreign exchange differences produced a loss of Ch$105 million in 2006 compared to a loss of Ch$158 million in 2005. This is mainly due to a gain on foreign exchange differences of Ch$280 million in 2006 compared to a gain of Ch$34 million in 2005. For detail on Foreign Exchange Differences, see Note 24 of Consolidated Financial Statements.

          Net Income. Net income in 2006 of Ch$17,356 million decreased by Ch$3,521 million, 16.9%, as compared to Ch$20,877 million in 2005.

          U.S. GAAP Reconciliation. Net income under U.S. GAAP for 2007, 2006 and 2005 was Ch$35,236 million, Ch$17,303 million and Ch$22,918 million, respectively, whereas the amounts reported under Chilean

GAAP were Ch$34,059 million, Ch$17,356 million and Ch$20,877 million, respectively. Differences result mainly from U.S. GAAP adjustments for the reversal of goodwill amortization, the reversal of the depreciation generated by technical revaluation of fixed assets under Chilean GAAP, the recording of deferred income taxes in accordance with SFAS 109, the reversal cumulative translation adjustment and the reversal of provision for restructuring.

          Total shareholders’ equity under U.S. GAAP for 2007 and 2006 was Ch$215,499 million and Ch$192,763 million, respectively, and compared to Chilean reported amounts of Ch$222,715 million and Ch$195,635 million, respectively. The main differences between shareholders’ equity under U.S. GAAP and Chilean GAAP are the reversal of revaluation of fixed assets, the recording of deferred income taxes and capitalized interest and the accrual of a 30% minimum dividend.

          For further details regarding these and other differences between Chilean GAAP and U.S. GAAP, see Note 37 to the Consolidated Financial Statements.

B. Liquidity and Capital Resources

          Liquidity

          In 2007 and in 2006, the Company’s main source of liquidity was cash generated by its operating activities, which amounted to Ch$58,883 million and Ch$30,477 million, respectively. In 2005 the main source of liquidity was generated by financing activities, Ch$21,963 million. In the Company’s opinion, its working capital of Ch$88,897 million as of December 31, 2007 is sufficient for the Company’s present requirements.

          On December 31, 2007, the Company had Ch$2,703 million of cash and other cash equivalents and approximately Ch$126,413 million available under undrawn bank lines of credit.

          Prior to the effect of inflation in cash and cash equivalent, the Company generated positive cash flow for year 2007 and 2006 of Ch$ 841 million and Ch$648 million, respectively. Net cash flows used in 2005 was negative Ch$189 million. The effect of inflation decreased cash and cash equivalents in Ch$277 million, Ch$97 million and Ch$267 million in 2007, 2006 and 2005, respectively.

          Net cash flows from operating activities were Ch$58,883 million in 2007, Ch$30,477 million in 2006 and Ch$13,971 million in 2005. Net cash flow used in financing activities were Ch$22,044 million in 2007 and Ch$1,985 million in 2006, while net cash flows originated from financing activities was Ch$21,964 million in 2005. Net cash flows used in investing activities was Ch$35,998 million in 2007, Ch$27,843 million in 2006 and Ch$36,123 million in 2005.

          There are no material restrictions, either legal or economic, that would limit the ability of subsidiaries to transfer funds to the Company in the form of cash dividends, loans, or advances.

          The Company’s total assets increased 7.1% from Ch$367,796 million at December 31, 2006 to Ch$393,906 million at December 31, 2007. The increase in total assets is due mainly to an increase in current assets (inventories) and fixed assets, involving investments in the bottling area, cellar capacity and acquisition and planting of new vineyards.

          Current liabilities increased 1.2%, to Ch$94,192 million at December 31, 2007 from Ch$93,104 million at December 31, 2006. This resulted mainly from an increase in accounts payable (related to the business growth) partly compensated by a decrease in short term debt to banks and financial institutions.

          Long-term liabilities, corresponding to debt to financial institutions and a bond, decreased to Ch$76,983 million at December 31, 2007, from Ch$79,044 million at December 31, 2006, mainly due to a reduction in financial indebtedness to banks. The Company will repay its debt with cash generated by its operating activities.

          On April 26, 2005, Concha y Toro placed a 21-year bond for Unidad de Fomento (UF) 2 million (as of December 31, 2007 Ch$39,245 million) on the local market at an interest rate of 3.9% per annum. The amortization of this bond will be done on semi-annual installments beginning October 2009, and interest payments will be done on a semi-annual basis starting April 2005. The proceeds (35%) were used to repay financial debt, mainly at short term, and the remaining (65%) to finance new investments for supporting future growth. Covenants associated with the issuance of bonds payable are detailed in Note 28 to the Financial Statements — Contingencies and Restrictions. Bond covenants require the Company to maintain certain financial ratios. Among them, the Company is required to (1) maintain an indebtedness ratio (the ratio of current and long-term liabilities to shareholders’ equity plus minority interest) no greater than 1.4 times; (2) maintain, at all times, during the life of the present bond issuance, minimum equity of five million UF; and (3) maintain at all times an interest coverage ratio (the ratio of operating income plus depreciation plus operating amortization to interest expenses) of a minimum of 2.5 times. As of December 31, 2007, the Company complies with all covenants required and has a consolidated indebtedness ratio of 0.77 times, equity of Ch$222,715 million or 11.3 million UF, and the interest coverage ratio is 13.2 times.

          As of December 31, 2007, the Company’s total interest-bearing financial debt amounted to Ch$86,580 million of which, Ch$23,603 million was short term debt and Ch$62,976 million was long term debt with maturities to 2011 for its bank debt and 2026 for the bond debt. All the financial debt has a fixed-rate and is denominated in Pesos, Dollars, Euros, Sterling Pounds and Argentine Pesos. The Company has not used any type of financial instrument to minimize interest rate risk exposure but is considering hedging as a means to mitigate this risk.

          For further detail on interest bearing debt as of December 31, 2007, see Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

          Capital Expenditures

          Total capital expenditures which include additions to property, plant and equipment and other permanent investments were Ch$31,874 million (US$64 million) in 2007, Ch$21,355 million in 2006 and Ch$33,616 million in 2005. Capital expenditures in 2007 in the agriculture area comprise the acquisition of new properties and the development and planting of vineyards in estates purchased in previous years. Investments in the oenology and industrial areas included the addition of vinification and cellar capacity and the expansion and the addition of two new bottling plants: Lo Espejo and Vespucio. In Argentina, new investment was oriented to vineyard development and cellar facilities. For 2008, the Company established a capital expenditure budget of Ch$37,500 million (approximately US$80 million), that includes the acquisition and planting of new land, the construction of storage and fermentation facilities, expansion of the bottling plants and the acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines. Also, funds will be oriented toward the expansion of the capacity of Viña Trivento in Argentina. The following table sets forth the Company’s capital expenditures for the different areas for the years ended 2005–2007.

	Capital Expenditures(1) (in million Chilean pesos (Ch$) as of December 31, 2007)
	2005	2006	2007

Area:
Agriculture(2)	15,024	6,399	9,450
Oenology, technical and bottling facilities	13,501	11,238	15,148
Viña Trivento (Argentina)	2,255	2,040	5,451
Administration and other subsidiaries	1,932	1,678	1,798
Other permanent investments(3)	904
Total	33,616	21,355	31,847

(1) The investment figures in this table correspond to amounts net of V.A.T., while figures in the Consolidated Statements of Cash Flows include V.A.T.

(2) Agriculture expenditures consist of investments in agricultural equipment and activities in order to develop new vineyards and bring them to commercial production, and to maintain or expand production at existing vineyards.

(3) This figure principally corresponds to the investment in the affiliated Industria Corchera.

          The Company expects to continue purchasing and developing vineyards and the related infrastructure needed to support future growth, and may incur additional expenditures for vineyards if opportunities become available. Management reviews the capital expenditure program periodically and modifies it as required to meet current business needs.

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

          Over 80.5% of the Company’s revenues are related to foreign sales that are denominated in U.S. dollars, Euros, Sterling Pounds, Canadian dollars and Argentine pesos. At the same time, some of the Company’s expenses are also denominated in foreign currency (the Company purchases bottles, corks and Tetra Brik containers in prices mainly set in U.S. dollars). This can create a natural currency hedge. The Company enters into forward foreign exchange agreements to minimize its exposure to the risks of changes in foreign exchange rates. See Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

          To the extent that U.S. dollar-denominated revenues exceed U.S. dollar-denominated operating costs, the Company’s results of operations will be impacted by the difference between the changes in exchange rates and the Chilean rate of inflation.

          To the extent that the Chilean peso depreciates against the U.S. dollar at a lower rate than the rate of Chilean inflation, the Company’s export sales will increase less than inflation adjusted peso costs, and margins as reported in Chilean pesos will decrease. The reverse situation would occur with respect to domestic sales denominated in Chilean pesos and related U.S. dollar denominated costs. The rates of nominal appreciation of the Chilean peso against the U.S. dollar in 2005, 2006 and 2007 were 8.2%, 5.3% and 1.4%, respectively (average annual exchange rates). The Chilean price-level restatement factors for the same periods were 3.6%, 2.1% and 7.4% respectively.

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

e) Impairment of long-lived assets:

           Property, Plant and Equipment and Amortized Intangibles: The Company depreciates property, plant and equipment and amortizes intangibles principally by the straight-line method over the estimated useful lives of these assets. Estimates of useful lives are based on the nature of the underlying assets as well as the Company’s experience with similar assets and intended use. Estimates of useful lives can differ from actual useful lives due to the inherent uncertainty in making these estimates. This is particularly true for the Company’s significant long-lived assets such as vineyards, buildings, farming machinery and equipment, tanks and regations systems. Factors such as the conditions in which the assets are used, availability of capital to replace assets, and frequency of maintenance could influence the useful lives of these assets.

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

f) Investments in foreign subsidiaries:

          The investments in the Argentine subsidiaries, Trivento and Finca Lunlunta, are recorded in accordance with BT 64 of the Chilean Institute of Accountants. Under this pronouncement the financial statements of foreign subsidiaries, which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations must be remeasured into US dollars and translated to Chilean pesos at the year-end exchange rate. As a result, no effect is given to price level restatements based on inflation in this country and the US dollar is considered to be the functional currency of these operations. Accordingly, the financial statements of the Argentine subsidiaries are prepared in accordance with Chilean GAAP except for the application of monetary correction and then remeasured into US dollars as follows:

•	Monetary assets and liabilities are translated at year-end exchange rate;

•	All non-monetary assets and liabilities and shareholders’ equity are expressed at historical US dollars;

•	Income and expense accounts at the average exchange rate of the month in which the transactions occur;

•	The resulting exchange adjustments are included in the results of operations.

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

g) Derivatives:

          Company export sales are mainly denominated in US dollars, Sterling Pounds, Euros and Canadian dollars. In addition, 35.9% of the sales of the Argentine subsidiaries are denominated in Argentine pesos. Thus, the Company’s financial results could be affected due to variations in exchange rates.

          Regarding the Argentine subsidiaries, accounts receivable in Argentina are denominated in Argentine pesos. This generates a risk associated with the devaluation of the Argentine peso against the US dollar. In addition, a proportion of such subsidiaries’ assets in Argentina are also denominated in Argentine pesos; thus, they are impacted by the devaluation of the Argentine peso.

          In order to minimize the short-term effect of the exchange rate variations on sales denominated in foreign currency, the Company has adopted a policy of attempting to balance assets and liabilities denominated in foreign currency. With this objective, the Company enters into forward currency contracts as a way to mitigate these risks according to the exposure of the exchange rate variations related to the currency positions. The exchange rate differences of the forward contracts are registered at fair value with the effects reflected in net income.

C. Research and Development

          Research and development activities do not involve significant expenses, since, to a large extent, the Company relies on agreements with domestic and foreign firms and institutes for technical assistance and technology transfer.

          Since 2006, Concha y Toro has been part of the “Consorcio Tecnológico Empresarial de la Vid y Vino Vinnova,” composed of other companies in the industry associated with “Vinos de Chile” and local universities, Universidad Católica de Chile (Santiago) and Universidad de Concepción. Through these institutions the Company has channeled investigations into the fields of agriculture and enology. Also, the Conicyt Fondef project “Water management technologies for sustainable intensive agriculture” remains up to date. Conicyt (Comisión Nacional de Investigación Científica y Tecnológica) is a public institution that promotes and strengthens scientific and technological research in Chile; Fondef (Fondo de Fomento al desarrollo Científico y Tecnológico) is a direct government initiative administered by Conicyt, designed to improve research and development in Chile; and the water management initiative aims to improve current irrigation practices by taking corrective measures to optimize water and energy usage and thus develop advanced, sustainable and efficient management of agriculture.

D. Trend Information

          The most significant trend affecting the Chilean wine industry and the Company’s results currently and in the past three fiscal years has been the strong appreciation of the Chilean peso, with an important impact on an industry that exports around 70% of its production. On another front, the industry has faced increasing competition in both the domestic and the export markets as a result of a global oversupply of wine. Nevertheless, as a result of lower harvests in the 2007 season for the main European producers and to a significant reduction in the Australian grape harvest, the industry has started to moved to a more balanced situation in 2007 as compared to the previous years.

          In the domestic market, the Company has faced a challenging market situation of increasing competition with sluggish consumption in the bulk wines segment in favor of its main substitute, beer. The Company has sustained volume growth, backed by strong brands and a commercial strategy designed to cope with market aggressiveness.

          In the export markets, the Company has faced increasing competition in some key markets resulting in falling prices or increasing marketing needs. However, the Company has been able to compete successfully, with export sales increasing strongly in both volume and value. The most dynamic region for the Company in the past three years has been Europe. The Company expects this trend to continue in the future. The establishment of a subsidiary in the United Kingdom has allowed the Company to strengthen its position in this market. The Company believes it is very well established in Continental Europe.

          With respect to consumption trends, the Company believes that there is a major trend towards the consumption of varietal wines in general, and certain varietal wines in particular, in its major export markets, principally the United States, Europe, Asia and Canada. The Company has tailored its new grape plantings to respond to this trend. In addition, the Company has experienced a shift towards the consumption of wines from the New World including wines from Australia, Chile, the United States, South Africa and Argentina.

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

F. Tabular Disclosure of Contractual Obligations

The table below is a summary of the Company’s contractual obligations as of December 31, 2007:

	Payments due by period
	Total	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 Years

	( in millions of Ch$ )
Contractual Obligations
Long term debt obligations (1)	92,037	15,054	29,565	8,078	39,340
Lease obligations (2)	4,301	373	1,132	751	2,045
Financial leasing interests	630	214	384	32	—
Interest payable to banks and bonds obligations(3)	17,406	1,684	4,657	2,634	8,431
Purchase obligations (4)	75,830	47,777	16,987	9,985	1,081

Total	190,204	65,102	52,725	21,480	50,897

(1) Includes Payables to banks, bonds, leasing, related accounts, provisions and deferred taxes.

(2) Corresponds to obligations due to the lease of country property.

(3) Corresponds to payables to banks and bonds interests, whose rate of interest is fixed and variable.

(4) Corresponds to payment obligations related to grape and wine contracts.

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

          The following table lists each director of the Company, his current position, his age as of May 31, 2008, years with the Company and year of appointment to the Board of Directors:

Name	Position	Age at May 31, 2008	Years with the Company	Current Position Held Since

Directors:
Alfonso Larraín Santa María	Chairman	71	38	1998
Rafael Guilisasti Gana	Vice Chairman	54	29	1998
Mariano Fontecilla de Santiago Concha	Director	83	33	1995
Francisco Marín Estévez	Director	67	25	1982
Pablo Guilisasti Gana	Director	53	3	2005
Sergio de la Cuadra Fabres	Director	66	3	2005
Christian Skibsted Cortés	Director	44	3	2005

          The following provides biographical information about the Directors of the Company.

Alfonso Larraín, Chairman
Company director since 1969. General Manager from 1973 to 1989 and Vice Chairman from 1989 to 1998. In his long career at the winery, he has worked on implementing an aggressive policy of opening up new markets. When he became chairman in September 1998, the Company’s focus changed to one of enhancing its prestige in its major markets as a producer of fine wines. He is also Director of Viñedos Emiliana and the Santiago Chamber of Commerce and is the President of Fundación Cultura Nacional.

Rafael Guilisasti Gana, Vice Chairman
Rafael Guilisasti has been a Director and Vice Chairman of the board of Viña Concha y Toro since September 1998. Mr. Guilisasti has a wide and outstanding experience in the Chilean wine industry. He joined Viña Concha y Toro in 1978 and became its Export Director between 1985 and 1998, a period of great expansion for the Company in the international markets. He was Chairman of Vinos de Chile (formerly Viñas de Chile) between 1986 and 2003, an industry association bringing together approximately 85% of the Chilean wine-producers and whose object is to promote Chilean wines in the international markets and review political and legal matters affecting the Chilean wine industry. At the present time, Rafael Guilisasti is a Director of Vinos de Chile.

His experience in the financial area includes the positions of Chief Executive Officer of Viñedos Emiliana S.A., a company mainly focused on wine exports; Director of Frutícola Viconto, a fruit exporting company; and Director of Viña Almaviva. In April 2005, he was elected as First Vice President of the Elective Council of Sociedad de Fomento Fabril (the Chilean manufacturers’ association).

Mariano Fontecilla De Santiago Concha, Director
Law studies. Former Chilean ambassador to Norway, Spain and Italy. Direct descendant of the first Marqués de Casa Concha and of the founder of the Company, Don Melchor Concha y Toro. Made an honorary member of the Chilean Brotherhood of Wine for his contribution to Chilean wines. Director of the Company for several periods, initially in 1949 yet most recently since 1995. Former President of Viñedos Emiliana 1998-2004. Currently, he is the diplomatic coordinator of Chile’s National Congress.

Francisco Marín Estévez, Director
Agricultural Engineer. He has served as Director of the Company since 1982. Broad experience in the private sector. Director of the following companies: Compañía General de Electricidad S.A., Gasco S.A., and President of CGE Distribución S.A. and Gasmar S.A.

Pablo Guilisasti Gana, Director
Commercial Engineer. Vice Chairman of Frutícola, and president of Comercial Greenvic S.A. Frutícola was a former subsidiary of the Company, the shares of which were distributed to the existing shareholders of the Company in 1986. Frutícola produces fruits and vegetables. Comercial Greenvic S.A. is an affiliate of Frutícola oriented to the sales and marketing of fresh and organic fruit mainly for the export markets.

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

Sergio de la Cuadra Fabres, Director
Mr. De la Cuadra is a Commercial Engineer from the Pontificia Universidad Católica de Chile, M.A. and Ph.D. from the University of Chicago (1968). His broad and outstanding professional career includes the country’s most important monetary institutions, particularly as Director, Vice President and President of the Banco Central de Chile (Central Bank of Chile) and as Minister of Finance in 1982. Mr. De la Cuadra has also been a Director of the Chilean Electronic Stock Exchange and an international consultant to several Latin American countries.

Currently he is also a Director of other well-known Chilean companies like Pesquera Itata S.A., Industrias Ceresita S.A., Nibsa S.A., Banco Monex and Petroquim S.A., and is a member of the Council of the Economics and Administrative Sciences Faculty of the Pontificia Universidad Católica de Chile.

Christian Skibsted Cortés, Director
Mr. Skibsted is a commercial engineer and MBA from the Universidad Adolfo Ibáñez. He is currently Fund Development Manager of IM Trust, Director of Mifactory Venture Capital Fund, Latin America, and former Managing Director of this Fund. During his professional career, he has worked in companies like Procter & Gamble, and Monsanto/Gargiulo Inc., where he was the South American Operations Director.

Senior Management

          The following table lists each executive officer of the Company, his or her current position, his or her age as of May 31, 2008, years with the Company and year of appointment as an executive officer:

Name	Position	Age at May 31, 2008	Years with the Company	Current Position Held Since

Eduardo Guilisasti Gana	General Manager (Chief Executive Officer)	55	29	1989
Goetz Von Gersdorff	Technical Director	80	45	1993
Andrés Larraín Santa María	Agricultural Manager	69	34	1978
Carlos Saavedra Echeverría	Engineering and New Projects Manager	63	34	1992
Osvaldo Solar Venegas	Administration and Finance Manager (Chief Financial Officer)	46	20	1992
Cristián Ceppi Lewin	Corporate Export Manager South Zone	41	17	2001
Thomas Domeyko Cassel	Corporate Export Manager North Zone	41	14	2001
Tomás Larraín León	Export Manager USA	41	17	2007
José Antonio Manasevich G.	Operations Manager	42	15	1996
Carlos Halaby Riadi	Oenology Manager	55	18	1997
Enrique Tirado Santelices	Head Oenologist Don Melchor	41	15	2001
Daniel Duran Urízar	Technology and Information Manager	36	13	2001
Isabel Guilisasti Gana	Marketing Manager Origin Wines	50	11	2004
Giancarlo Bianchetti G.	Marketing Manager Global Brands	36	8	2004
Subsidiaries
Cristián Canevaro Jaramillo	General Manager Comercial Peumo	47	6	2006
Adolfo Hurtado Cerda	General Manager Viña Cono Sur	37	11	2000
Andrés Izquierdo Bacarreza	General Manager Trivento	33	8	2006
Cristián López Pascual	General Manager Concha y Toro UK	36	12	2005

The following provides biographical information about the executive officers of the Company.

Eduardo Guilisasti Gana, Chief Executive Officer
Civil Engineer. Joined the Company in 1978 as Commercial Manager. Appointed CEO in 1989. Under his leadership the Company initiated a broad vineyard and cellar-oriented investment plan and expansion in the export markets. Highlights of this period include the Company’s consolidation of a worldwide sales network that includes 125 countries and the strengthening of the leadership position in the sale of fine wines in each market segment and the strong growth and increase in the market value of the Company. In addition, through the adoption of viticulture research and technology, the winery has transformed into a leader in the industry. He is a director of Viña Almaviva.

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

Tomás Larraín León, Export Manager US
Agricultural Engineer. In 1991, joined Concha y Toro’s agricultural area. In 1995, he was named Agricultural Deputy Manager. Between 2001 and 2006, he was General Manager of Trivento Viñedos y Bodegas in Argentina. In February 2007, was appointed Export Manager for the US market.

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

Enrique Tirado, Oenologist Don Melchor
Oenologist. Upon joining the Company in 1993 he started working with varietal ranges, Casillero del Diablo and Marqués de Casa Concha. He rose to head winemaker in 1997, responsible for every line of premium wine, including Amelia and Don Melchor. In 1999, his extraordinary enological sensitivity led to his appointment as winemaker for Don Melchor.

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

B. Director and Officer Compensation

          In accordance with the Company’s By-Laws, directors’ compensation for any given fiscal year is determined annually at the general shareholders’ meeting occurring in the immediately following fiscal year. Compensation paid in 2007 in respect of 2006 equaled 1.5% of the net profits of the Company. The amount of 300 UF per month has been allocated to cover the executive responsibilities of the chairman of the Board.

          The following table sets forth the compensation paid to each of the directors of the Company in 2007 and in 2006.

	Directors’ Compensation Total Compensation (in thousands of Ch$)
	2007	2006

Attendance:
Alfonso Larraín Santa María	36,742	44,343
Rafael Guilisasti Gana	36,742	44,343
Francisco Marín Estévez	36,742	44,343
Mariano Fontecilla de Santiago Concha	36,742	44,343
Sergio de la Cuadra Fabres	36,742	29,562
Pablo Guilisasti Gana	36,742	29,562
Christian Skibsted Cortés	36,742	29,562
Sergio Calvo Salas(1)	—	14,781
Eduardo Morandé Fernández(1)	—	14,781
Albert Cussen Mackenna(1)	—	14,781
Remuneration:
Alfonso Larraín Santa María	71,117	70,309
Remuneration Directors’ Committee:
Rafael Guilisasti Gana	2,351	3,541
Sergio de la Cuadra Fabres	3,135	1,968
Christian Skibsted Cortés	3,135	1,968
Francisco Marín Estévez(2)	—	1,177
Albert Cussen Mackenna(2)	—	1,569

Total	336,932	390,933

(1)       Company Director until April 2005, receiving the corresponding proportional remuneration in year 2006.

(2)       Directors Committee member until April 2005 receiving the corresponding proportional remuneration in year 2006.

          For the year ended December 31, 2007, the aggregate amount of compensation paid by the Company to senior managers, managers, and to managers of the Company subsidiaries, totaling 82 executives, was approximately Ch$5,591 million. Individual senior managers compensation disclosure is not required under Chilean law and it is not otherwise publicly disclosed by the Company.

C. Board Practices

          Members of the current Board of Directors were elected at the annual general shareholders’ meeting held on April 24, 2008, and will serve until April 2011, assuming no vacancies occur. The Company’s executive officers are appointed by the Board of Directors and hold office at the discretion of the Board.

          There are no service contracts between the directors of the Company and the Company or any of its subsidiaries providing for benefits upon termination of a director’s employment.

          In compliance with the current Chilean rules and regulations, a Directors’ Committee was established at the Company on May 23, 2001. The Committee’s members were renewed in April 24, 2008. The designated Directors’

Committee members are Sergio de la Cuadra Fabres (President), Christian Skibsted Cortés and Rafael Guilisasti Gana. The primary functions of the Directors’ Committee include:

•	reviewing balance sheets and financial statements and reports from accounting oversight bodies and auditors;

•	proposing outside auditors and credit risk rating companies to the Board;

•	examining background information regarding the Company’s operations with related persons;

•	reviewing managers’ and executive officers’ compensation plans; and

•	monitoring internal control systems used at Viña Concha y Toro and its affiliated companies.

The Directors’ Committee convened on ten separate occasions during the fiscal year 2007. Among the issues addressed were:

•	Assessment of the External Auditor’s reports on the Company, the Balance Sheet and other financial statements management put forward;

•	The proposal of External Auditors and credit risk rating companies that are then suggested to the shareholders;

•

Examination of background information on business operations conducted during the year relating to Articles 44 and 89 of the Stock Company Law and, for the same purpose, review of the auditor’s report commissioned by the Committee;

•	Examination of the system of remuneration and the compensation plans for managers and senior management;

•	Assessment of relevant risks reported by the Company’s Internal Audit unit;

•

Availability, in accordance with good governance requirements, to address any complaints that may arise through the Company’s anonymous whistleblower hotline (information on the Company’s whistleblower policy is available on the Company website);

•	Preliminary audit report for fiscal year 2007; and

•	Designation and hiring services of independent consultants for the Directors Committee;

          The 2007 annual budget of Ch$20 million for Committee operations was approved at the Shareholders’ Meeting on April 23, 2007. In 2007, the Committee also contracted services of independent consultants costing Ch$6.9 million.

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

          In accordance with the implementation period for Sarbanes-Oxley, on July 28, 2005, the Company designated from among its members the persons who would comprise the Audit Committee required by Sarbanes-Oxley. The members of the Audit Committee are: Sergio de la Cuadra Fabres, Christian Skibsted Cortés and Rafael Guilisasti Gana, who are the same directors who comprise the Director’s Committee. Sergio de la Cuadra Fabres and Christian Skibsted are independent directors while Rafael Guilisasti is not independent. Mr. Guilisasti is relying on an exemption of the Listing Standards relating to Audit Committees of Rule 10A-3 promulgated under the Exchange Act.

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

D. Employees

          As of December 31, 2005, 2006 and 2007, the Company Chilean operation had 1,708, 1,742 and 2,085 employees, respectively. Personnel employed in the foreign subsidiaries totaled 349 employees as of December 31, 2007. Of the Chilean workforce at December 31, 2007, 971 were laborers and 1,114 held administrative and sales positions. The Company also hires temporary workers during the harvesting season, which in 2007 averaged 1,642 temporary workers.

          Eight labor unions represent an aggregate of approximately 481 of the Company’s employees (approximately 94 administrative employees, 71 sales employees, and 316 plant employees). Labor relations with unionized personnel are governed by collective bargaining agreements negotiated in 2005–2006 that expire in 2007–2009. The Company believes that it currently has a good working relationship with its labor unions; however, the Company is unable to predict the outcome of any future negotiations with such labor unions. Regarding the contract that expired in 2007, the negotiations are finished and the Company expects to formalize without any problems. There is another contract that expires in October 2008; both parties intend to negotiate and the Company expects to formalize without any problems.

          In certain circumstances, the Company pays severance benefits equivalent to five labor days for each year of services rendered by the employee. The Company has agreed with one labor union (representing ten of its workers) to pay such severance benefits to their members in all circumstances. Additionally, the Company has agreed with the 104 employees covered by one collective bargaining agreement to pay the equivalent of 5 days salary for each year of service in all circumstances. Under Chilean law, all employees who are terminated for reasons other than misconduct are entitled to the basic payment of one month’s salary for each year worked, or a six-month portion thereof, subject to a limit of 11 months’ severance pay for employees hired after August 4, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limit.

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

E. Share Ownership

          The following table reflects the number of shares owned indirectly by the directors and executive officers and their percentage ownership of the Company at April 30, 2008. Executive officers not listed do not own shares.

Share Ownership of Directors and Senior Management(1)

	No. of Shares Owned	% of Total Subscribed Shares(2)

Eduardo Guilisasti Gana(3)	170,582,213	23.7%
Rafael Guilisasti Gana(3)	169,168,740	23.5%
Pablo Guilisasti Gana(3)	170,073,829	23.6%
Isabel Guilisasti Gana(3)	3,334,032	0.5%
Alfonso Larraín Santa María(4)	76,105,983	10.6%
Francisco Marín Estévez(5)	61,861,356	8.6%
Mariano Fontecilla de Santiago Concha(6)	27,172,906	3.8%
Christian Skibsted Cortés(7)	15,954,489	2.2%
Goetz Von Gersdorff(8)	234,098	— (9)
Osvaldo Solar Venegas(10)	144,917	— (9)
Thomas Domeyko C. (11)	9,350	— (9)
Cristián Ceppi Lewin (12)	16,000	— (9)

Directors and Executive Officers in the aggregate	362,035,289	50.34%

(1)	Shares held indirectly through investment companies and not individually owned.

(2)	Calculated on the basis of 719,170,735 outstanding shares on April 30, 2008.

(3)

Eduardo Guilisasti Gana,Rafael Guilisasti Gana, José Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”) are the sons of Mr. Eduardo Guilisasti Tagle, the former Chairman of the Company. Isabel Guilisasti Gana is the sister of the Family Principal Shareholders. Mr. Eduardo Guilisasti Tagle died on August 20, 1998. The shares attributed to each Family Principal Shareholder include 82,889,605 and 83,421,707 shares held by Inversiones Totihue S.A. (“Totihue”) and Rentas Santa Bárbara S.A. (“Santa Bárbara”), respectively, as well as shares held directly or indirectly by members of such Family Principal Shareholder’s immediate family and affiliated entities. Totihue and Santa Bárbara are controlled by the Family Principal Shareholders pursuant to powers of attorney granted by the board of directors of Totihue and Santa Bárbara. Each power of attorney grants any two Family Principal Shareholders, acting together, the power to, among others, vote or direct the voting of, or dispose or direct the disposition of, the shares held by Totihue or Santa Bárbara, as the case may be. Mr. Eduardo Guilisasti Gana is the Company’s General Manager, Mr. Rafael Guilisasti Gana is the Company’s Vice Chairman and Mr. Pablo Guilisasti Gana is a director of the Company. Mrs. Isabel Guilisasti Gana was named Marketing Manager Origin Wines on July, 2004. The address for Mr. Eduardo Guilisasti Gana and Mr. Rafael Guilisasti Gana is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The address for Mr. Pablo Guilisasti Gana is c/o Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile. The address for Mrs. Isabel Guilisasti Gana is Viña Concha y Toro S.A., Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The other Family Principal Shareholder, Mr. José Guilisasti Gana, is neither director nor executive officer of the Company. The address for Mr. José Guilisasti Gana is Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile.

(4)

Mr. Alfonso Larraín Santa María is the Company’s Chairman of the Board. The number of shares attributed to Mr. Larraín includes 760,491 shares held by his brother, Andrés Larraín Santa María and 150,000 shares held by his brother in-law, Carlos Saavedra Echeverría (managers of the Company), shares held by other members of his family and affiliated entities, and also includes 25,954,278 shares held by Fundación Cultura Nacional (“Cultura Nacional”). Cultura Nacional is a Chilean non-profit institution which primarily funds grade school religious education. Mr. Alfonso Larraín Santa María is the Chairman of Cultura Nacional. Mr. Larraín’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

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

(11)	Mr. Thomas Domeyko C. is Corporate Export Manager North Zone. Mr. Domeyko’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(12)	Mr. Cristián Ceppi L. is Corporate Export Manager South Zone. Mr. Ceppi’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

          The Company’s only outstanding voting securities are the shares of its Common Stock. According to the Company’s shareholder records, the Company’s 719,170,735 shares of Common Stock outstanding were held by 756 shareholders of record as of April 30, 2008. There are no differences in the voting rights of the shareholders.

          The principal shareholders of the Company are Rentas Santa Bárbara S.A. (“Santa Bárbara”), Inversiones Totihue S.A. (“Totihue”), AFP Habitat S.A., AFP Provida S.A., AFP Capital S.A., The Bank of New York (according to Circular 1375 issued by the S.V.S. on February 12, 1998, hereinafter “Circular 1375 S.V.S.,” which states that the Depositary shall be the shareholder of record of the shares underlying the ADS), Fundación Cultura Nacional (“Cultura Nacional”), Inversiones GDF S.A., AFP Cuprum S.A., Constructora Santa Marta Ltda. (“Santa Marta”), Inversiones Quivolgo S.A. (“Quivolgo”), Banco de Chile (Third party account Chapter XIV), La Gloria S.A. (“La Gloria”), Foger Soc. Gestión Patrimonial Ltda. and Inversiones El Maitén S.A.

          Santa Bárbara and Totihue are investment companies controlled by Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”). Inversiones GDF S.A., Santa Marta, La Gloria, Quivolgo and Foger Soc. Gestión Patrimonial Ltda. are investment companies controlled by directors of the Company. All of the principal shareholders, with the exception of The Bank of New York (according to Circular 1375 S.V.S.), the AFPs (Administradoras de Fondos de Pensiones, “Pension Funds”), Banco de Chile (Third party account) or Inversiones El Maitén S.A. are companies controlled by the directors or executive officers of the Company.

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

Direct Share Ownership of Principal Shareholders

	As of December 31st,

	2006		2007		As of April 30, 2008

Principal Shareholders	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares

Rentas Santa Bárbara S.A.(2)	83,418,897	11.60%	83,418,897	11.60%	83,421,707	11.60%
Inversiones Totihue S.A.(2)	82,874,605	11.52%	82,889,605	11.53%	82,889,605	11.53%
AFP Habitat S.A.(3)	46,852,576	6.51%	45,095,306	6.27%	44,874,129	6.24%
AFP Provida S.A.(3)	41,684,468	5.80%	41,748,344	5.81%	39,885,106	5.55%
AFP Capital S.A.(3)(4)	40,282,742	5.60%	38,579,523	5.36%	33,980,771	4.72%
The Bank of New York(1)	31,168,400	4.33%	32,579,260	4.53%	33,161,880	4.61%
Fundación Cultura Nacional(5)	25,954,278	3.61%	25,954,278	3.61%	25,954,278	3.61%
Inversiones GDF S.A.(6)	24,439,851	3.40%	24,439,851	3.40%	24,439,851	3.40%
AFP Cuprum S.A.(3)	21,615,679	3.01%	21,958,105	3.05%	23,962,062	3.33%
Constructora Santa Marta Ltda.(7)	21,457,885	2.98%	21,457,885	2.98%	21,457,885	2.98%
Inversiones Quivolgo S.A.(8)	21,207,506	2.95%	21,207,506	2.95%	21,207,506	2.95%
B.de Chile C. Terceros Cap. XIV	15,554,562	2.16%	22,003,870	3.06%	18,396,093	2.56%
La Gloria S.A.(8)	15,656,594	2.18%	15,672,332	2.18%	15,672,332	2.18%
Foger Soc. Gestión Patrimonial Ltda.(7).	13,951,063	1.94%	13,951,063	1.94%	14,058,063	1.95%
Inversiones El Maiten S.A.	13,094,621	1.82%	13,094,621	1.82%	13,094,621	1.82%
Total Largest 15 Shareholders	499,213,727	69.42%	504,050,446	70.09%	496,455,889	69.03%

Other Shareholders	219,957,008	30.58%	215,120,289	29.91%	222,714,846	30.97%

Total	719,170,735	100%	719,170,735	100%	719,170,735	100%

(1)	Depositary Bank for the ADS.

(2)	Investment Company controlled by the Guilisasti Family (“Family Principal Shareholders”).

(3)	Chilean Pension Fund.

(4)

AFP Capital results from the merger, as of April 1, 2008, of AFP Bansander and AFP Santa María. The figures for December 2006 and 2007 correspond to the addition of the shares held by both pension funds at that date.

(5)	Cultura Nacional is a Chilean non profit institution. Shares are attributed to Mr. Alfonso Larraín, its Chairman.

(6)	Investment Company controlled by Mr. Mariano Fontecilla de Santiago Concha.

(7)	Investment Company controlled by Mr. Francisco Marín Estévez.

(8)	Investment Company controlled by Mr. Alfonso Larraín Santa María.

          In August 1999, members of the Guilisasti family and other affiliated parties entered into a Shareholders’ Agreement relating to, among other issues, the transfer and voting of Common Stock. An English translation of such Shareholders’ Agreement is filed as Exhibit 3.4 to this Annual Report.

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

          According to information made available to the Company, on April 30, 2008, The Bank of New York, Depositary Bank for the ADS, represented 33,161,880 or 4.61% of the total shares of Common Stock of the Company at such date.

B. Related Party Transactions

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

          In 2007, the Company recognized Ch$1,235 million in revenues from Viñedos Emiliana, or 0.4% of total revenues, including mainly revenues from sales in bottling fees and administrative services. In 2007, the Company paid Viñedos Emiliana Ch$259 million in licensing fees. The Company recognized revenues from Viñedos Emiliana of Ch$1,943 million in 2006 and Ch$2,728 million in 2005. The Company paid Viñedos Emiliana Ch$232 million in 2006 and Ch$232 million in 2005 in licensing fees.

          From time to time, the Company engages in other transactions with Viñedos Emiliana, including purchases of wine in bulk at market prices, grapes and other raw materials. In 2007, 2006 and 2005 total purchases from Viñedos Emiliana totaled Ch$1,006 million, Ch$1,036 million and Ch$1,240 million, respectively. Since 2006, the Company has leased to Viñedos Emiliana vineyards in production, the lease amounted Ch$1,645 million in 2006. In 2007, the Company purchased a vineyard from Emiliana for an amount of Ch$2,294 million.

          Frutícola. Frutícola is the Company’s principal customer for fruit. In 2007, the Company did not sell fruit to Frutícola. In 2006 and 2005, the Company sold Ch$86 million and Ch$282 million, respectively, of fruit to Frutícola for export. The Company also purchases grapes from Frutícola for vinification. In 2007, 2006 and 2005, the Company purchased Ch$72 million, Ch$61 million and Ch$669 million of grapes from Frutícola, respectively. Frutícola is a Chilean corporation (sociedad anónima abierta) listed on the Chilean Exchanges. Frutícola was formerly a subsidiary of the Company until 1986 when the Company distributed Frutícola shares to the Company’s then existing shareholders.

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

          In May 2008, the Company purchased a planted vineyard from Frutícola for a purchase price of Ch$3,779 million (approximately US$ 8 million). It is located in the Maipo Valley. The transaction was approved by the Directors Committee, in accordance with applicable law.

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

          Industria Corchera is the primary cork supplier for the Company. The Company purchased Ch$7,677 million, Ch$6,530 million and Ch$6,131 million of cork and other raw material from Industria in 2007, 2006 and 2005, respectively. The Company believes that the price and terms it receives from Industria Corchera are equivalent to those available from its other cork suppliers. Mr. Osvaldo Solar Venegas, the Company’s CFO, and José Manasevich, Company Operating Manager, are directors of Industria Corchera.

          Viña Almaviva. Viña Almaviva is a 50-50 joint venture company between the Company and Baron Philippe de Rothschild. The Company purchases from Almaviva used French oak barrels (used during one aging season) and the Almaviva wine that is sold in Chile through Comercial Peumo. Total purchases from Almaviva in 2007, 2006 and 2005 were Ch$413 million, Ch$480 million and Ch$999 million, respectively. In addition, the Company sells to Almaviva raw materials and services. Sales to Almaviva totaled in 2007, 2006, and 2005, Ch$89 million, Ch$100 million and Ch$88 million, respectively.

          Related Transaction With Entities in Which the Directors and Executive Officers Have an Equity Interest. The Company purchases small quantities of grapes, plants and other services from entities in which several of its directors, executive officers or members of their families have interests. In 2007, 2006 and 2005, the Company purchased an aggregate of approximately Ch$1,312 million, Ch$1,637 million and Ch$1,334 million, respectively, of such goods and services from such entities.

          Other. Article 89 of the Chilean Corporation Law requires that the Company’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Corporation Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the board of directors has been informed of such director’s interest and the terms of such transactions are similar to those prevailing in the market. Chilean law requires that an interested director abstain from voting on such a transaction. See Item 10 — “Additional Information — Estatutos (By-Laws) — Directors” for further information relating to conflict of interest transactions. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholder’s meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to the Company and shareholders or interested third parties who suffer losses as a result of such violation. The Company believes that it has complied with the requirements of Article 89 and Article 44 in all transactions with related parties during fiscal year 2007.

          For additional information concerning the Company’s transactions with affiliates and other related parties, see Note 6 to the Consolidated Financial Statements — “Balances and Transactions with Related Parties.”

ITEM 8:	FINANCIAL INFORMATION

          See Item 18 — “Financial Statements” and the financial statements referred to therein for consolidated financial statements and other financial information.

Wine Exports

          Viña Concha y Toro and its subsidiaries export from Chile to 125 countries. Concha y Toro is the largest exporter in Chile. The Company also exports wine from Argentina through the subsidiary, Trivento. Trivento is the second largest wine exporter by volume in Argentina. See “Item 4: Information on the Company — Company Sales — Argentina”.

          The following table presents wine exports by volume, in Chilean pesos and as a percentage of total sales for the last three years.

	Exports by Volume and Value

	2005	2006	2007

Exports (thousand – liters)	107,288	116,747	149,868
% of total sales	60.1%	60.1%	63.3%
Exports (Ch$ million)	157,135	171,798	222,623
% of total sales	71.2%	74.1%	77.9%

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

          The Company’s dividend policy approved at the general shareholders’ meeting is to distribute 40% of net earnings. For fiscal year 2007, interim dividends Nos. 228, 229 and 230 of Ch$2.50 per share were paid on September 28, 2007, December 28, 2007, and March 31, 2008, respectively. A final dividend No. 231 of Ch$11.45 per share was paid on May 23, 2008 against the profits of the 2007 fiscal year. Total dividends disbursed against the profits of 2007 fiscal year were 40% of net earnings.

          For fiscal year 2008, the Board approved to pay three provisional dividends of Ch$2.50 per share, charged against the profits for fiscal year 2008. These will be paid on September 30, 2008, December 30, 2008, and March 31, 2009, while the remaining profits up to a limit of 40% of the earnings shall be disbursed in May 2009.

          The above detailed dividend policy is the Board’s intent; however, fulfillment thereof will be contingent on cash flows. Consequently, at the annual shareholders’ meeting, the Board shall solicit shareholder approval to modify the amounts and payment dates should the necessity arise.

          The following table sets forth the dividends paid per share of common stock in respect of each of the years indicated:

Total Dividends Paid
Fiscal year,	Ch$ per share (1)

2003	10.34
2004	12.62
2005	10.60
2006	9.00
2007	18.95

(1)

Dividends per share are expressed in historical pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year. The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.

Significant Changes

          No significant changes have occurred since the date of our last annual financial statements.

ITEM 9:	THE OFFER AND LISTING

          Prior to the offerings of the ADS and the shares of Common Stock in October 1994, there was no public market for such securities in the United States. The Common Stock is currently traded on the Chilean Exchanges. In 2007, trading on the Santiago Stock Exchange accounted for approximately 90% of the trading volume of the Common Stock in Chile. The ADS are listed on the New York Stock Exchange and trade under the symbol “VCO.”

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

Annual High and Low Closing Sale Prices

	Chilean Pesos Per Shares(2)		U.S. Dollars Per ADS(3)

Year Ended December	High	Low	High	Low

2003	695.0	475.0	49.93	31.65
2004	880.0	474.99	75.25	39.86
2005	1,120.0	695.0	99.50	26.00	*
2006	850.0	679.9	32.29	25.12
2007	1,375.0	800.0	55.16	29.81

* On October 3, 2005 the ratio of 1 ADR to common stock changed from 1:50 to 1:20

Quarterly High and Low Closing Sale Prices

		Chilean Stock Trading			ADR Trading

			Chilean Pesos Per Shares(2)			U.S. Dollars Per ADS(3)
		Share			Share
Year	Quarter	Volume(000)(1)	High	Low	Volume(3)	High		Low

2005
	1st Quarter	16,713.19	920.0	780.0	205,800	78.25		67.25
	2nd Quarter	18,494.70	945.0	836.0	194,600	83.00		72.00
	3rd Quarter	21,238.96	1,120.0	890.0	195,600	99.50		78.00
	4th Quarter	28,361.41	900.0	695.0	1,246,800 *	34.24	*	26.00	*
2006
	1st Quarter	32,671.42	810.0	718.0	556,400	30.94		27.02
	2nd Quarter	17,295.78	770.0	679.9	430,800	29.55		25.12
	3rd Quarter	23,516.96	810.0	723.0	361,000	30.10		26.44
	4th Quarter	38,603.05	850.0	785.0	570,200	32.29		29.45
2007
	1st Quarter	35,606.37	985.0	800.0	444,700	36.72		29.81
	2nd Quarter	32,894.85	1,375.0	900.0	442,600	51.71		33.11
	3rd Quarter	26,678.12	1,320.0	1,060.0	602,300	51.03		40.33
	4th Quarter	25,519.12	1,328.0	950.0	621,920	55.16		38.01
2008
	1st Quarter	35,384.01	1,040.0	780.0	398,559	43.35		32.70

Month ended
November, 2007		6,411.32	1,280.0	1,050.1	289,320	52.90		41.50
December, 2007		11,151.84	1,115.0	950.0	187,200	44.71		38.01
January, 2008		9,474.25	1,040.0	802.3	119,600	43.35		32.70
February, 2008		10,543.01	957.0	830.0	175,500	41.39		34.59
March, 2008		15,366.75	910.0	780.0	103.459	40.93		34.77
April, 2008		10,607.93	930.0	804.9	135.960	41.00		36.20

*	On October 3, 2005 the ratio of 1 ADR to common stock changed from 1:50 to 1:20. This means that the ADR price US$34.24 for the new ratio corresponds to 85.60 on the former ratio.

(1)	Source: Santiago Stock Exchange.

(2)	Source: Santiago Stock Exchange. Chilean pesos per share reflect nominal price at trade date.

(3)	Source: Monthly Report-The Bank of New York. Reflects actual high/low closing prices.

According to the Company’s records, as of April, 2008, there were 756 holders of record of the Common Stock. Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.

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

          If the conflicting interest transaction involves a “material amount,” the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of May 31, 2008, approximately US$86,000) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of May 31, 2007, approximately US$860,000) regardless of the size of the transaction. If the Board of Directors believes that it is not possible to ascertain whether the conflicting interest transaction is similar to an arm’s length transaction, it may reject the conflicting interest transaction, or appoint independent advisors to make such a determination. If the Board appoints independent advisors, the report prepared by the advisors must be made available to the shareholders and the Board of Directors for 20 business days from the date the report was received from the independent advisors.

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

B. Material Contracts

          Viña Almaviva. On June 30, 1997, the Company entered into a joint venture with Baron Philippe de Rothschild S.A. (“Rothschild S.A.”), a French company, establishing Viña Almaviva S.A. (formerly “Baron Philippe de Rothschild - Concha y Toro S.A.”) for the production of “Primer Orden” wines in Chile. For a discussion of Viña Almaviva, see Item 4 — “Information on the Company — History and Development of the Company.”

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

          The U.S. federal income tax treatment of a holder of ADS or shares of Common Stock may vary depending upon its particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons holding offsetting positions in respect of the ADSs or shares of Common Stock, broker-dealers, U.S. expatriates, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, partnerships or other pass-through entities or persons holding ADSs or Common Stock through a partnership or other pass-through entity, traders that elect to mark-to-market, persons who acquired ADSs or Common Stock pursuant to the exercise of any employee share option or otherwise as consideration, and persons owning, directly or indirectly, 10% or more of the voting shares of the Company) may be subject to special rules not discussed below. Unless otherwise stated, the following summary is limited to U.S. Holders who hold the ADS or shares of Common Stock as “capital assets” within the meaning of Section 1221 of the Code. The discussion below also does not address the effect of any foreign, state or local tax law, or any federal tax law other than income tax law on a holder of the ADS or shares of Common Stock. In addition, unless otherwise stated, the following discussion assumes that the Company is not currently, and will not in the future be, classified as a “passive foreign investment company” (“PFIC”) within the meaning of the Code.

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

Interest Rate Risk

          The Company’s exposure to interest rate risk relates to its debt obligations. As of December 31, 2007 and 2006 the Company’s total interest-bearing financial debt amounted to Ch$86,580 million and Ch$102,767 million respectively, of which, as of December 31, 2007, Ch$23,603 million is short term debt and Ch$62,976 million is long term debt with maturities to 2011 for its bank debt and 2026 for the bond debt.

          All the financed debt has a fixed-rate and it is denominated in Chilean Pesos, Dollars, Euros, Sterling Pounds and Argentine Pesos. The fair market value of total bank debt at December 31, 2007, is approximately the value at which it is presented in the consolidated financial statements and, as noted above, consists of fixed rate debt with an average interest rate of 5.2% with maturities through 2026.

          The following table lists the cash flows related to interest payments, amortization of debt obligations and related interest rates by fiscal year maturing with respect to the Company’s debt obligations. Interest rates disclosed represent the weighted average rates of the portfolio at year-end.

Interest Bearing Debt As of December 31, 2007
(in millions of Ch$)
Expected Maturity Date

Short Term									Fair
and Long-		Average					2012 and		Value
Term		Interest	2008	2009	2010	2011	Thereafter	Total	Total
Financial Debt		Rate	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$	Debt

Dollar	Fixed rate	4.89%	9,830	7,503	—	—	—	17,333	17,334
Ch$	Fixed rate	5.51%	6,398	3,500	—	—	—	9,898	9,613
Ch$(UF)	Fixed rate	4.06%	429	2,136	7,116	4,369	33,474	47,525	47,711
ARG$	Fixed rate	11.38%	3,414	1,788	1,709	—	—	6,911	6,511
Euro	Fixed rate	4.60%	2,181	—	—	—	—	2,181	2,172
GBP	Fixed rate	6.52%	991	—	—	—	—	991	991

Total			23,243	14,927	8,825	4,369	33,474	84,839	84,332

Leasing
UF	Fixed rate	13.39%	360	383	342	296	360	1,741	1,725

Total			23,603	15,310	9,167	4,665	33,834	86,580	86,057

Exchange Rate Risk

          The Company’s export sales are primarily denominated in U.S. dollars, Euros, Sterling Pounds and Canadian dollars.. Sales of the Company’s Argentine subsidiaries are denominated in Argentine pesos. During 2007 and 2006, 80.5% and 76.9%, respectively, of the Company’s total revenues were related to foreign currency. As a result of these transactions, the Company’s financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products.

          In addition a proportion of the Argentine subsidiaries’ assets is valued in Argentine pesos and would therefore be affected by devaluation of the local currency. Since 2004, the Company has purchased financial instruments that either eliminate or mitigate country risk. In the income statements as of December 31, 2007 and 2006, the Company recognized Ch$117 million and Ch$131 million of losses from the conversion of the financial statements of the subsidiaries in Argentina and the depreciation of the Argentine peso.

          To mitigate the short-term effect of changes in currency exchange rates on the Company’s functional currency based sales, the Company periodically purchases and/or sells forward instruments including forward exchange contracts. The Company uses these instruments solely to reduce the financial impact of these risks and does not use forward instruments for trading purposes. The Company has adopted a policy of attempting to balance U.S. dollar denominated assets and liabilities to minimize its exposure to U.S. dollar–Chilean peso exchange rate risks.

          As of December 31, 2007, the Company held U.S. dollar forwards amounting to US$62.4 million, in Euros amounting EUR61.7 million, in Canadian dollars amounting CAD12.2 million and in Sterling Pounds for GBP32.5 million expiring during 2008 and 2009.

          The following table lists the assets and liabilities that are subject to foreign exchange fluctuations.

Assets and Liabilities Subject to Foreign Exchange Fluctuation
As of December 31, 2007
(in million of Ch$ / except Exchange Rate)

	US$	Euro	GBP	CAD	ARG$	SEK	NOK

Cash	—	701	615	—	413	—	—
Accounts and Notes Receivable	26,173	11,245	15,348	2,234	5,219	—	—
Fixed Assets	18,514	—	—	—	—	—	—
Other Assets	2,859	211	855	26	9,726	—	—

Total Assets	47,546	12,157	16,818	2,260	15,358	—	—

Current Liabilities	15,493	5,508	10,442	745	7,772	19	50
Long-Term Liabilities	7,888	—	—	—	4,623	—	—
Forwards	31,006	45,135	32,360	8,202	—	—	—

Total Liabilities	54,387	50,643	42,802	8,947	12,395	19	50

Exchange Rate	496.89	730.94	989.43	506.26	157.79	77.46	91.83

Commodity Price Risk

          The Company relies on outside vineyards for supplies of grapes and bulk wine. Grapes purchased from outside vineyards are subject to fluctuation in price and quality and generally cost more than grapes from the Company’s vineyards.

          In 2007, 65% of the grapes used in the production of its premium, varietal, bi-varietals and sparkling wines were purchased by the Company from independent growers in Chile. Additionally, in 2007, the Company purchased the grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company. Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations.

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

          (a) Disclosure Controls and Procedures. The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” for the year ended December 31, 2007. Nevertheless, there are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

          The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

          Based on the evaluation under these criteria, management has concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was effective.

           The effectiveness of the Company’s internal control over financial reporting has been audited by KPMG Auditores Consultores Limitada, an independent registered public accounting firm, as stated in their report which is included herein.

          (c) Attestation Report of the Registered Public Accounting Firm. See page F-3 of this Annual Report for the attestation report on the effectiveness of the Company’s internal control over financial reporting of KPMG Auditores Consultores Limitada, the Company’s independent registered public accounting firm. Their attestation report is incorporated herein by reference.

          (d) Changes in Internal Control Over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

          The Company currently does not have an audit committee financial expert serving on the Directors’ Committee, which performs the functions of an audit committee. Under Chilean law, the Company is not required to have an audit committee financial expert serving on its audit committee. However, pursuant to Chilean regulations, we have a Directors’ Committee with duties and responsibilities that are similar to those of an audit committee. See Item 6 — “Directors, Senior Management and Employees.” The board of directors believes that the Directors’ Committee has the necessary financial expertise and experience to perform its functions.

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

          Deloitte & Touche Sociedad de Auditores y Consultores Ltda. (“Deloitte”) acted as the Company’s independent registered public accounting firm for fiscal year ended December 31, 2005. At the request of the Company, Deloitte resigned as auditor of the Company, effective year 2005. Subsequently, Concha y Toro appointed KPMG Auditores Consultores Limitada (“KPMG”), an independent registered public accounting firm, as the successor auditor for the fiscal years ended December 31, 2006 and 2007. The resignation of the former auditor and the appointment of the successor auditor were approved by the audit committee, the directors committee and the directors of the Company. Fees for professional services in each of the last two fiscal years, in each of the following categories are:

	2006 ThCh$	2007 ThCh$

Audit Fees	109,450	115,658
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	6,474	7,967

Total	115,924	123,625

          “Audit Fees” are the aggregate fees billed and billable by KPMG for the audit of the Company’s consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control are included in Audit Fees. “All Other Fees” are the fees billed by Deloitte for its review of the Consolidated Financial Statements for the year ended December 31, 2005, which are included in this Annual Report.

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

ITEM 16.D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          None.

ITEM 16.E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          None.

ITEM 17:	FINANCIAL STATEMENTS

          See Item 18 — “Financial Statements.”

ITEM 18:	FINANCIAL STATEMENTS

          The following financial statements, together with the reports of KPMG Auditores Consultores Limitada (2007 and 2006) and Deloitte & Touche Sociedad de Auditores y Consultores Ltda. (2005), are filed as part of this Annual Report:

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

8.1

List of Significant Subsidiaries. Our significant subsidiaries, their jurisdictions of incorporation, and the names under which they do business are identified in Item 4 “Information on the Company — Organizational Structure.”

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

VIÑA CONCHA Y TORO S.A.
Registrant

By:	/s/ EDUARDO GUILISASTI G.

	Name:	Eduardo Guilisasti G.
	Title:	Gerente General/
General Manager
(Chief Executive Officer)

	Date:	June 30, 2008

By:	/s/ OSVALDO SOLAR V.

	Name:	Osvaldo Solar V.
	Title:	Gerente de Administración y Finanzas/
Administration and Financial Manager
(Chief Financial Officer)

	Date:	June 30, 2008

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	The UF (Unidad de Fomento) is an inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Chilean Consumer Price Index of the previous month.

KPMG Auditores Consultores Ltda.	Teléfono +56 (2) 798 1000
Av. Isidora Goyenechea 3520, Piso 2	Fax +56 (2) 798 1001
Las Condes, Santiago Chile	www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
   Viña Concha y Toro S.A.:

We have audited the accompanying consolidated balance sheets of Viña Concha y Toro S.A. (the “Company”) and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations, changes in their shareholders’ equity and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the years ended December 31, 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in thousands of Chilean pesos, as restated for general price-level changes, have been translated into United States dollars on the basis set forth in note 2.y of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Viña Concha y Toro S.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2008, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Auditores Consultores Limitada

Santiago, Chile
June 30, 2008

KPMG Auditores Consultores Ltda. firma chilena miembro de KPMG Internacional, una Cooperative Suiza. Derechos reservados.

KPMG Auditores Consultores Ltda.	Teléfono +56 (2) 798 1000
Av. Isidora Goyenechea 3520, Piso 2	Fax +56 (2) 798 1001
Las Condes, Santiago Chile	www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
   Viña Concha y Toro S.A.:

We have audited Viña Concha y Toro S.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Viña Concha y Toro S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Viña Concha y Toro S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended and our report dated June 30, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG Auditores Consultores Limitada

Santiago, Chile
June 30, 2008.

KPMG Auditores Consultores Ltda. firma chilena miembro de KPMG Internacional, una Cooperative Suiza. Derechos reservados.

Deloitte
Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Floors 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Phone: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Viña Concha y Toro S.A.

We have audited the consolidated statements of income, changes in shareholders’ equity and cash flows of Viña Concha y Toro S.A. and subsidiaries (“the Company”) for the year ended December 31, 2005, all expressed in thousands of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements, present fairly, in all material respects, the consolidated results of operations and cash flows of Viña Concha y Toro S.A. and its subsidiaries for the year ended December 31, 2005 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year ended December 31, 2005 to the extent summarized in Note 37.

Santiago, Chile
July 4, 2006
(Except for the restatement to constant Chilean pesos of December 31, 2007, for which the date is June 30, 2008)

Member of
Deloitte Touche Tohmatsu

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007 and thousands of US dollars)

	As of December 31,

	2006	2007	2007

	ThCh$	ThCh$	ThUS$
			Note 2(y)
ASSETS
Current assets:
Cash and cash equivalents	2,138,149	2,702,709	5,439
Accounts receivable, net	73,123,522	71,495,666	143,886
Notes receivable, net	2,371,106	2,497,841	5,027
Other accounts receivable, net	2,431,351	2,415,569	4,861
Amounts due from related companies	340,607	9,743	20
Inventories, net	80,511,576	85,051,063	171,167
Recoverable taxes	7,494,679	6,337,155	12,754
Prepaid expenses	10,416,054	10,024,178	20,174
Deferred income taxes	2,281,451	2,158,793	4,345
Other current assets	1,895	396,114	797

Total current assets	181,110,390	183,088,831	368,470

Property, plant and equipment:
Land	35,852,003	46,396,892	93,375
Buildings and infrastructure	153,446,522	169,641,665	341,407
Machinery and equipment	52,819,935	58,884,314	118,506
Other fixed assets	12,665,038	15,002,799	30,193
Revaluation from fixed asset technical appraisal	3,655,261	3,602,930	7,251
Less: accumulated depreciation	(87,664,834)	(98,225,488)	(197,681)

Total property, plant and equipment, net	170,773,925	195,303,112	393,051

Other assets:
Investments in related companies	7,692,025	7,100,637	14,290
Investments in other companies	334,357	333,316	671
Goodwill, net	1,097,270	1,018,425	2,050
Intangibles	4,679,198	5,068,787	10,201
Accumulated amortization	(488,002)	(685,398)	(1,379)
Other assets	2,596,695	2,678,085	5,390

Total other assets	15,911,543	15,513,852	31,222

Total assets	367,795,858	393,905,795	792,742

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007 and thousands of US dollars)

	As of December 31,

	2006	2007	2007

	ThCh$	ThCh$	ThUS$
			Note 2(y)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt due to banks and financial institutions	26,399,586	8,066,095	16,233
Current portion of long-term debt due to banks and financial institutions	9,255,680	14,857,835	29,902
Current portion of bonds payable	320,941	319,807	644
Long-term liabilities with maturities within one year	199,076	359,754	724
Dividends payable	1,942,986	1,808,480	3,640
Accounts payable	23,996,501	30,737,299	61,859
Notes payable	1,880,333	3,145,611	6,331
Other payables	973,313	3,915,063	7,879
Amounts payable to related companies	3,511,400	3,850,468	7,749
Accrued expenses	19,294,241	21,703,088	43,678
Withholdings	3,049,753	3,104,305	6,247
Income taxes payable	957,837	2,253,158	4,535
Deferred revenue	930,437	22,952	46
Other current liabilities	391,940	47,905	96

Total current liabilities	93,104,024	94,191,820	189,563

Long-term liabilities:
Due to banks and financial institutions	26,819,118	22,349,847	44,979
Long-term obligations with the public (bonds)	39,386,544	39,245,320	78,982
Notes payable	93,748	—	—
Miscellaneous payables	415,861	1,380,889	2,779
Amounts payable to related companies	1,862,184	1,939,939	3,904
Accrued expenses	1,080,786	1,179,795	2,374
Deferred income taxes	9,386,227	10,886,728	21,910

Total long-term liabilities	79,044,468	76,982,518	154,929

Minority interest	12,240	16,168	33

Shareholders’ equity:
Paid-in capital, no par value, 719,170,735 shares issued and outstanding as of 2006 and 2007	49,046,244	49,046,244	98,706
Additional paid-in capital – share premium	5,723,062	5,723,062	11,518
Other reserves	7,928,988	7,856,628	15,812
Reserve for future dividends	121,483,426	131,785,801	265,221
Net income for the year	17,356,391	34,058,718	68,544
Less: provisional dividends	(5,902,985)	(5,755,164)	(11,582)

Total shareholders’ equity	195,635,126	222,715,289	448,218

Total liabilities and shareholders’ equity	367,795,858	393,905,795	792,742

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007 and thousands of US dollars)

	Year ended December 31,

	2005	2006	2007	2007

	ThCh$	ThCh$	ThCh$	ThUS$
				Note 2(y)
Operating income:
Sales	220,809,791	231,815,164	285,789,952	575,157
Cost of sales	(144,058,088)	(151,914,359)	(170,699,732)	(343,536)

Gross profit	76,751,703	79,900,805	115,090,220	231,621
Administrative and selling expenses	(49,437,977)	(53,777,619)	(67,844,590)	(136,538)

Operating income	27,313,726	26,123,186	47,245,630	95,083

Non-operating income and expenses:
Interest income	172,439	174,284	160,720	323
Equity participation in net income of related companies	439,561	518,994	636,659	1,281
Other non-operating income	3,117,014	333,262	389,952	785
Goodwill amortization	(78,844)	(78,848)	(78,846)	(159)
Interest expense	(3,909,464)	(4,611,757)	(4,572,432)	(9,202)
Other non-operating expenses	(2,207,870)	(404,453)	(1,076,634)	(2,167)
Price-level restatement, net	(192,743)	(385,298)	(831,043)	(1,672)
Foreign exchange gains, net	34,253	280,266	359,647	724

Non-operating expenses, net	(2,625,654)	(4,173,548)	(5,011,977)	(10,087)

Income before income taxes and minority interest	24,688,072	21,949,638	42,233,653	84,996
Income taxes	(3,810,805)	(4,591,453)	(8,166,201)	(16,435)

Income before minority interest	20,877,267	17,358,185	34,067,452	68,561
Minority interest	186	(1,794)	(8,734)	(18)

Net income for the year	20,877,453	17,356,391	34,058,718	68,543

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

	Paid-in capital	Additional paid-in capital	Other reserves	Reserves for future dividends	Provisional dividends	Net income for the year	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2005	43,173,373	5,037,774	6,942,891	82,594,002	(4,402,188)	22,689,487	156,035,339
2004 net income distribution	—	—	—	18,287,299	4,402,188	(22,689,487)	—
Dividends declared	—	—	—	(4,760,910)	—	—	(4,760,910)
Foreign currency translation adjustment	—	—	23	—	—	—	23
Price-level restatement	1,554,241	181,360	249,943	3,450,812	(204,963)	—	5,231,393
Net income for the year	—	—	—	—	—	19,039,147	19,039,147
Interim dividends	—	—	—	—	(5,393,781)	—	(5,393,781)

Balance as of December 31, 2005	44,727,614	5,219,134	7,192,857	99,571,203	(5,598,744)	19,039,147	170,151,211
Balance as of December 31, 2005 restated to constant Chilean pesos as of December 31, 2007	49,046,244	5,723,062	7,887,356	109,185,200	(6,139,325)	20,877,453	186,579,990

Balance as of January 1, 2006	44,727,614	5,219,134	7,192,857	99,571,203	(5,598,744)	19,039,147	170,151,211
2005 net income distribution	—	—	—	13,440,403	5,598,744	(19,039,147)	—
Dividends declared	—	—	—	(2,229,429)	—	—	(2,229,429)
Foreign currency translation adjustment	—	—	38,763	—	—	—	38,763
Price-level restatement	939,280	109,602	151,050	2,330,883	(102,481)	—	3,428,334
Net income for the year	—	—	—	—	—	16,160,513	16,160,513
Interim dividends	—	—	—	—	(5,393,781)	—	(5,393,781)

Balance as of December 31, 2006	45,666,894	5,328,736	7,382,670	113,113,060	(5,496,262)	16,160,513	182,155,611

Balance as of December 31, 2006 restated to constant Chilean pesos as of December 31, 2007	49,046,244	5,723,062	7,928,988	121,483,426	(5,902,985)	17,356,391	195,635,126

Balance as of January 1, 2007	45,666,894	5,328,736	7,382,670	113,113,060	(5,496,262)	16,160,513	182,155,611
2006 net income distribution	—	—	—	10,664,251	5,496,262	(16,160,513)	—
Dividends declared	—	—	—	(1,078,754)	—	—	(1,078,754)
Foreign currency translation adjustment	—	—	(72,360)	—	—	—	(72,360)
Price-level restatement	3,379,350	394,326	546,318	9,087,244	(361,383)	—	13,045,855
Net income for the year	—	—	—	—	—	34,058,718	34,058,718
Interim dividends	—	—	—	—	(5,393,781)	—	(5,393,781)

Balance as of December 31, 2007	49,046,244	5,723,062	7,856,628	131,785,801	(5,755,164)	34,058,718	222,715,289

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007 and thousands of US dollars)

	Year Ended December 31,

	2005	2006	2007	2007

	ThCh$	ThCh$	ThCh$	ThUS$
				Note 2(y)
Cash flows from operating activities:
Received from customers	230,918,903	214,504,700	321,005,220	646,029
Interest received	963,592	174,284	153,398	309
Dividends and other distributions received	188,619	204,080	1,196,575	2,408
Other income received	23,979,872	21,488,277	26,005,340	52,336
Payments to suppliers and personnel	(221,309,212)	(185,894,857)	(263,887,615)	(531,079)
Interest paid	(3,255,109)	(3,774,828)	(5,279,034)	(10,624)
Income taxes paid	(4,619,959)	(2,967,085)	(4,588,074)	(9,234)
Payment of other expenses	(70,409)	(721,906)	(2,039,473)	(4,104)
V.A.T. and others taxes paid	(12,825,594)	(12,536,110)	(13,683,012)	(27,537)

Net cash provided by operating activities	13,970,703	30,476,555	58,883,325	118,504

Cash flows from financing activities:
Bank financing	37,808,550	63,398,236	41,685,495	83,893
Bonds payable	39,420,700	—	—	—
Dividends paid	(10,985,316)	(8,256,610)	(6,712,131)	(13,508)
Payment of bank financing	(43,597,678)	(57,126,767)	(55,144,600)	(110,979)
Payment of other loans to related companies	—	—	(1,872,962)	(3,769)
Payment of expenses related to the issuance of bonds	(682,731)	—	—	—

Net cash provided by (used in) financing activities	21,963,525	(1,985,141)	(22,044,198)	(44,364)

Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	68,641	3,115	44,672	90
Sale of other investments	—	—	71,009	143
Additions to property, plant and equipment	(33,371,961)	(26,346,307)	(35,254,780)	(70,951)
Payment of capitalized interest	(328,030)	(400,143)	(452,996)	(912)
Permanent investments	(916,973)	—	—	—
Other investment disbursements	(1,575,071)	(1,100,059)	(405,800)	(817)

Net cash used in investing activities	(36,123,394)	(27,843,394)	(35,997,895)	(72,446)

Positive (negative) net cash flow for the year	(189,166)	648,020	841,232	1,693
Effect of price-level restatement on cash and cash equivalents	(267,532)	(96,732)	(276,672)	(557)

Net increase (decrease) in cash and cash equivalents	(456,698)	551,288	564,560	1,136
Cash and cash equivalents beginning of year	2,043,559	1,586,861	2,138,149	4,303

Cash and cash equivalents end of year	1,586,861	2,138,149	2,702,709	5,439

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007 and thousands of US dollars)

	Year Ended December 31,

	2005	2006	2007	2007

	ThCh$	ThCh$	ThCh$	ThUS$
				Note 2(y)
Reconciliation of net income to net cash provided by operating activities:
Net income for the year	20,877,453	17,356,391	34,058,718	68,544
Net gain on sales of property, plant and equipment	(36,134)	(34,242)	(67,713)	(136)
Net gain on sales of other investment	—	—	(69,280)	(139)
Charges (credits) to income which do not represent cash flows:
Depreciation	11,794,446	11,879,069	13,089,536	26,343
Amortization of intangibles	97,892	117,299	129,673	261
Provisions and write-offs	2,186,029	1,182,590	1,569,444	3,159
Equity participation in income of related companies	(439,561)	(518,994)	(636,659)	(1,281)
Amortization of goodwill	78,844	78,848	78,846	159
Price-level restatement, net	192,743	385,298	831,043	1,672
Foreign currency translation, net	(34,253)	(280,266)	(359,647)	(724)
Other credits to income which do not represent cash flows	(67)	(70,594)	(293,141)	(590)
Other charges to income which do not represent cash flows	—	1,126	—	—
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(257,877)	(16,448,558)	313,946	632
Decrease (increase) in inventory	(27,729,348)	(2,894,856)	(8,244,655)	(16,593)
Decrease (increase) in other current assets	2,088,224	3,679,248	279,615	563
Changes in liabilities which affect cash flows:
Increase (decrease) in accounts payable associated with operating results	2,464,351	9,076,658	15,613,816	31,423
Increase (decrease) in interest payable	299,105	174,825	(1,113,292)	(2,241)
Increase (decrease) in income tax payable	(1,262,826)	1,078,024	2,428,228	4,887
Increase in other accounts payable associated with non-operating results	2,873,899	5,310,535	1,054,749	2,123
Net increase in value added tax and other accounts payable	777,968	402,360	211,364	425

Gain (loss) attributable to minority interest	(186)	1,794	8,734	17

Net cash flows provided by operating activities	13,970,703	30,476,555	58,883,325	118,504

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 1 - Registration of securities

Viña Concha y Toro S.A. is a corporation organized under the laws of the Republic of Chile registered under N° 0043 of the Chilean Superintendency of Securities and Insurance and in the New York Stock Exchange (“NYSE”) and is therefore subject to the supervision of the Chilean Superintendency of Securities and Insurance (“SVS”) and the Securities and Exchange Commission (“SEC”) of the United States of America. The Company is a producer and exporter of wines. It is a vertically integrated company that is involved at every stage of the production and marketing of wine. It manages its own vineyards, vinification and bottling plants and has an extensive distribution network for wines.

Note 2 - Summary of significant sccounting policies

a)	Periods covered

These financial statements reflect Viña Concha y Toro S.A. and subsidiaries (the “Company”)’s consolidated financial position as of December 31, 2006 and 2007, and the consolidated results of their operations, the changes in their consolidated shareholders’ equity, and their consolidated cash flows for the years ended December 31, 2005, 2006 and 2007, respectively.

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

c)	Reclassifications

Certain reclassifications were made to the 2005 and 2006 consolidated financial statements to comform them to the 2007 presentation.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

          The consolidated financial statements for the years 2005, 2006 and 2007 include the following subsidiaries:

	Ownership interest As of December 31,

	2005			2006			2007

Company	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total

	%	%	%	%	%	%	%	%	%
Comercial Peumo Ltda.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Viña Palo Alto Ltda. (1)	99.00	0.00	99.00	99.00	0.00	99.00	99.00	0.00	99.00
Sociedad Exportadora y Comercial Viña Maipo Ltda.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Transportes Viconto Ltda.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Viña Cono Sur S.A.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Trivento Bodegas y Viñedos S.A.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Concha y Toro UK Limited	99.00	1.00	100.00	99.00	1.00	100.00	99.00	1.00	100.00
Soc. Export. y Com. Viña Canepa S.A. (2)	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Finca Lunlunta S.A.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Conosur Europe Limited	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Inversiones Concha y Toro S.A.	99.98	0.02	100.00	99.98	0.02	100.00	99.98	0.02	100.00
VCT Internacional S.A.	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Viña Maycas del Limarì Limitada (3)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	100.00	100.00
Finca Austral S.A. (3)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	100.00	100.00

(1) Name change during 2006 from Sociedad exportadora One world Wine Ltda.

(2) Name change during 2007 from Sociedad Villa Alegre S.A.

(3) Subsidiaries incepted in 2007

d)	Translation of foreign currency financial statements

Financial statements of consolidated foreign subsidiaries have been converted into Chilean pesos in accordance with Technical Bulletin N° 64, “Accounting for Investments Abroad” (“BT 64”), of the Chilean Association of Accountants, as follows:

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

•

The statement of income is translated into Chilean pesos at the average exchange rate of the month in which the transactions occur, except for those expenses related to assets and liabilities that have been measured at historical exchange rates.

•	Exchange differences resulting from the above translation are recorded in the statement of income.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

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

On the Company’s books, price-level restatements based on Chilean inflation are applied to the beginning balance of the investment account and then the participation in the net income of the subsidiary (determined as described above) is recorded. The Company then compares this value to its participation in the equity of the investee as measured in US dollars and translated into Chilean pesos. The difference is recorded as an adjustment to the investment account with a corresponding adjustment to the foreign currency translation account in shareholders’ equity.

e)	Price-level restatement

The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are stated in terms of the general purchasing power of the Chilean peso using changes in the Chilean consumer-price index (CPI) as follows:

•	Non-monetary assets, liabilities, and shareholders’ equity accounts are restated in terms of year-end purchasing power.

•	Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.

•

The price-level restatement credit or charge in the income statement represents the gain or loss in purchasing power from holding non monetary assets and liabilities exposed to the effects of inflation.

•

The accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power of December 31, 2007 (“constant pesos”) applied under the “prior month rule”, as described below, to reflect changes in the CPI from the financial statement dates to December 31, 2007. This updating does not change the prior year’s statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

The general price-level restatements are calculated using the official consumer price index of the Chilean Instituto Nacional de Estadísticas (National Statistics Institute) and are based on the prior-month rule, in which the inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction. The CPI index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

The values of the Chilean CPI used for price-level restatement purposes are as follows:

December 31,

Year	Index *	Change in index

2005	121.53	3.6%
2006	124.11	2.1%
2007	133.34	7.4%

* Index as of November 30 of each year, under prior month rule described above.

The price-level restated consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of non monetary assets and liabilities exposed to the effects of inflation.

Assets and liabilities denominated in “unidades de fomento” (UF - an inflation-indexed, Chilean peso-denominated monetary unit) are presented in Chilean pesos at the following year-end rates (stated in Chilean pesos per foreign currency):

	At December 31,

	2005	2006	2007

	Ch$	Ch$	Ch$
UF	17,974.81	18,336.38	19,622.66

f)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies are presented in Chilean pesos at the exchange rate at the end of each year published by the Central Bank of Chile. The detail of exchange rates for foreign currencies is as follows:

	As of December 31,

	2005	2006	2007

	Ch$	Ch$	Ch$
US dollar (US$)	512.50	532.39	496.89
Canadian dollar (CAD)	440.78	457.10	506.26
Argentine peso (ARS)	169.42	173.93	157.79
Euro (EUR)	606.08	702.08	730.94
Australian dollar (AUD)	375.87	419.37	433.59
British pound (GBP)	880.43	1,041,86	989,43
Swedish Krone (SEK)	64.49	77.75	77.46
Japanese yen (JPY)	4.34	4.47	4.41
Corona Noruega (NOK)	75.88	85.25	91.83

g)	Time deposits

Time deposits are presented at price-level restated principal plus accrued interest. The original maturity dates are less than 90 days.

h)	Inventories

Inventories of raw materials, materials and supplies are presented at price-level restated cost. These values do not exceed net realizable value.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Bulk wine inventory is stated at weighted average cost plus price level restatement in accordance with Technical Bulletin N° 3 of the Chilean Association of Accountants, which does not exceed net realizable value. Cost of bulk wine is calculated using the absorption costing method, which includes indirect costs incurred during the production process plus direct acquisition or grape production costs.

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

Prepaid expenses include prepaid rent, prepaid insurance, deferred harvest costs and other prepaid expenses. Deferred harvest costs consist of direct material, labour, and an allocation of indirect costs incurred during the period from April/May through December which relate to the harvest of April/May of the following year. These costs are charged to the cost of wine once the harvest is completed in the following period.

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

Investments in shares of public and private companies in which the Company exercises significant influence are valued according to the equity method whereby the investment is carried at acquisition cost, plus the Company’s equity in undistributed earnings or losses since acquisition, including the elimination of unrealized gains or losses. Investments in

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

foreign companies have been valued in accordance with the provisions of Technical Bulletin N° 64 issued by the Chilean Association of Accountants.

o)	Investments in other companies

Investments in equity shares traded in the Chilean Stock Market in which the Company cannot exercise significant influence are valued at the lower of restated cost or quoted market value of the portfolio at the date of the financial statements. When the Company receives dividends, it records them within the non-operating income.

p)	Goodwill

Goodwill represents the excess of the acquisition cost of shares of related companies over the book value of these investments at the date of the acquisition. These differences are amortized over 5 to 20 years, using the straight-line method. Goodwill for acquisitions that occurred after December 31, 2004 have been recorded in accordance with Technical Bulletin N° 72 of the Chilean Association of Accountants.

q)	Income and deferred taxes

The Company determines and records its income taxes on an accrual basis based on the net taxable income in conformity with current Chilean tax regulations.

Deferred income taxes are recorded in accordance with Technical Bulletin N° 60 and the complementary technical bulletins thereto Nos. 68, 69, 71 and 73 issued by the Chilean Association of Accountants. Deferred taxes are recorded based on the total amount of temporary differences between the book and tax basis of assets and liabilities. The effects of deferred income taxes at January 1, 2000 that were not previously recorded, were recognized, in accordance with the transitional period provided by Technical Bulletin N° 60, against assets and liability account (Complementary accounts) and were recorded to offset the effects of the deferred tax and liabilities not recorded prior to January 1, 2000. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability relate. Deferred taxes at January 1, 2000 are recorded based on the total amount of temporary differences between the book and tax basis of assets and liabilities. The effects on deferred taxes generated by the absorption of tax losses against current year taxable income are recorded against deferred tax expense in the associated year.

r)	Staff severance indemnities

Severance benefits payable to employees are stated at the present value of the projected obligation attributable to each employee for his/her accumulated years of service. The liability considers an annual discount rate of 6.00% and an average remaining service period of 9 years.

s)	Vacations

The cost of employees’ vacations is recorded on an accrual basis.

t)	Statement of cash flows

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

u)	Revenue recognition

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
Chilean pesos as of December 31, 2007)

ownership of those goods have been transferred to the buyer, the determination of the amount of revenue and cost is reliable, and there is certainty that the economical benefits from the transaction will flow to the Company.

v)	Derivative contracts

The Company has foreign exchange forward contracts that have been designated as hedge instruments against variations in the foreign exchange rate of specific items, and are recorded in accordance with Technical Bulletin N° 57 issued by the Chilean Association of Accountants.

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

d.

If the net effect is a loss and net gains were recorded (as a deferred revenue) on the transaction in prior years, the gain should be utilized to offset the net loss before recording the remaining loss in the results of operations for the year.

Hedges of forecasted transactions are recorded at the estimated fair value, with the corresponding gains or losses deferred and recorded as offsetting assets or liabilities until settlement, at which time they are recognized in earnings.

w)	Computer software

Investments in computer programs relate principally to capitalized costs incurred in the implementation of the SAP R/3 system and other complementary or additional programs, which are presented under other fixed assets which are being amortized, using the straight-line method over their estimated useful lives.

x)	Allowance for doubtful accounts

The Company and its subsidiaries have recorded allowances for doubtful accounts based on a case-by-case assessment of balance not cover by credit insurance. In addition, the Company considers its historical experience with write-offs, which has not been significant.

y)	Convenience translation to US dollars

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2007 closing exchange of Ch$496.89 per US$1. This translation should not be construed as a representation that the Chilean peso amounts actually represent or have been, or could be, converted into US dollars at this or any other rate.

z)	Obligations with the public (Bonds payable)

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

Note 3 - Changes in accounting principles

During the year January 1 and December 31, 2007, there were no changes in the application of accounting principles compared to the prior year.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 4 - Investments in debt and equity securities

There were no marketable securities as of December 31, 2007 and 2006. The Company holds certain equity securities which have been classified as long-term investments; see Note 11.

Note 5 - Short-term receivables

Short-term

Trade accounts receivable:

	As of December 31,

Description	2006		2007

	ThCh$	%	ThCh$	%
Trade accounts receivable – export sales, net	59,612,731	81.52%	58,449,219	81.75%
Trade accounts receivable – domestic sales, net	13,510,791	18.48%	13,046,447	18.25%

Total trade accounts receivable, net	73,123,522	100.00%	71,495,666	100.00%

Notes receivable:

	As of December 31,

Description	2006	2007

	ThCh$	ThCh$
Postdated checks, net	2,053,407	2,413,106
Notes receivable denominated in foreign currencies	317,699	84,735

Total notes receivable, net	2,371,106	2,497,841

Other accounts receivable:

	As of December 31,

Description	2006	2007

	ThCh$	ThCh$
Receivable from employees	356,083	300,864
Other accounts receivable	87,186	467,234
Accounts receivable for other sells	1,360,516	795,839
Advance to supplier	627,566	851,632

Total other accounts receivable	2,431,351	2,415,569

Maturities of short-term receivables are as follows:

	Up to 90 Days		More than 90 days up to 1 year		Total

	2006	2007	2006	2007	2006	2007

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivable	68,045,559	62,687,980	5,583,959	9,330,469	73,629,518	72,018,449
Allowance for doubtful accounts	—	—	—	—	(505,996)	(522,783)

Trade accounts receivable, net					73,123,522	71,495,666
Notes receivable	2,438,449	2,506,288	—	54,256	2,438,449	2,560,544
Allowance for doubtful accounts	—	—	—	—	(67,343)	(62,703)

Notes receivable, net					2,371,106	2,497,841
Other accounts receivable	2,798,409	3,032,262	—	—	2,798,409	3,032,262
Allowance for doubtful accounts	—	—	—	—	(367,058)	(616,693)

Other accounts receivable, net					2,431,351	2,415,569

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 6 - Balances and transactions with related parties

Balances and transactions with related parties represent all those transactions realized with affiliates or related persons. In addition this note discloses all those significant transactions with related companies whose total amount exceeds 1% of the Company’s results as well as operations related to the sale and purchase of shares.

These transactions and loans accrue no interest and loans are adjusted using the variation in the exchange rate for foreign currency which is mainly US dollars.

a)	Notes and accounts receivable:

	As of December 31,

Company	2006	2007

	ThCh$	ThCh$
Viñedos Emiliana	140,536	—
Viña Almaviva S.A.	178,621	—
Comercial Greenvic S.A.	21,450	9,743

Total	340,607	9,743

b)	Notes and accounts payable:

	As of December 31,

	Short-term	Short-term	Long-term	Long-term

Company	2006	2007	2006	2007

	ThCh$	ThCh$	ThCh$	ThCh$
FRUTICOLA VICONTO S.A.	7,582	4,399	—	—
VIÑEDOS EMILIANA S.A.	448,877	1,180,946	1,862,184	1,939,939
VIÑA ALMAVIVA S.A.	621,718	45,813	—	—
AGRÍCOLA ALTO DE QUITRALMAN LTDA.	40,004	11,114	—	—
INDUSTRIA CORCHERA S.A.	2,305,224	2,482,474	—	—
IMPORTADORA Y COMERCIAL HUASCO S.A.	73,986	4,598	—	—
FORESTAL QUIVOLGO S.A.	14,009	5,632	—	—
AGRÍCOLA SEXTAFRUT S.A.	—	9,946	—	—
AGRÍCOLA GRANADEROS LTDA.	—	1,976	—	—
SOCIEDAD AGRICOLA EL MARCO DOS LTDA.	—	16,334	—	—
AGRICOLA LAS PETRAS S.A.	—	11,429	—	—
QUINTA DE VILUCO S.A.	—	19,249	—	—
SOCIEDAD AGRICOLA ORREGO DOS LIMITADA	—	12,857	—	—
LOS BOLDOS DE TAPIHUE S.A.	—	24,798	—	—
AGRICOLA TRIGAL LIMITADA	—	202	—	—
SOCIEDAD AGRICOLA POPETA LIMITADA	—	233	—	—
MARIA INES FERNANDEZ	—	17,037	—	—
OSVALDO SOLAR VARELA	—	1,431	—	—

Total	3,511,400	3,850,468	1,862,184	1,939,939

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

c) Transactions:

				12-31-2005		12-31-2006		31-12-2007

					Effect on income		Effect on income		Effect on income
Company	Taxpayer I.D.	Relationship	Transaction description	Amount	(charge)/ credit)	Amount	(charge)/ credit)	Amount	(charge)/ credit)

				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
FRUTÍCOLA VICONTO S.A.	96512190-0	COMMON SHAREHOLDER	SALE OF FRUIT AND PRODUCTS	264,576	21,180	78,768	6,301	—	—
FRUTÍCOLA VICONTO S.A.	96512190-0	COMMON SHAREHOLDER	SALE OF SERVICES AND OTHERS	17,718	7,593	7,610	7,610	8,044	8,044
FRUTÍCOLA VICONTO S.A.	96512190-0	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS AND OTHERS	669,409	—	61,421	—	72,116	—
VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	SALE OF RAW MATERIALS AND PRODUCTS	120,030	6,090	14,755	2,935	20,302	3,898
VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	SALE OF SERVICES AND OTHER	2,607,764	319,152	1,928,230	381,605	1,215,029	1,215,029
VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS AND PRODUCTS	1,240,021	—	1,035,688	—	1,006,352	—
VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	PURCHASE OF SERVICES AND OTHERS	674,667	— (303,654)	298,487	— (298,487)	262,892	— (262,892)
VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	SUBLEASE OF VINEYARD	—	—	1,644,524	—	—	—
VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	PURCHASE OF FIXED ASSETS	—	—	—	—	2,294,087	—
INDUSTRIA CORCHERA S.A.	90950000-1	AFFILIATE	PURCHASE OF RAW MATERIALS	6,115,982	—	6,529,559	—	7,676,513	—
INDUSTRIA CORCHERA S.A.	90950000-1	AFFILIATE	PURCHASE OF RAW MATERIALS	15,309	(15,309)	—	—	—	—
CIA. NAC. DE FZA. ELECTRICA S.A.	90310000-1	COMMON DIRECTOR	PURCHASE OF SERVICES AND OTHERS	265,210	(265,210)	227,824	(227,824)	83,353	(83,353)
QUINTA VILUCO S.A.	99581660-1	COMMON DIRECTOR	PURCHASE OF RAW MATERIALS	—	—	266,372	—	332,214	—
VIÑA ALMAVIVA S.A.	96824300-4	AFFILIATE	SALE OF RAW MATERIALS AND OTHER	74,861	40,141	96,230	55,989	69,825	32,920

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

				12-31-2005		12-31-2006		31-12-2007

					Effect on income		Effect on income		Effect on income
Company	Taxpayer I.D.	Relationship	Transaction description	Amount	(charge)/ credit)	Amount	(charge)/ credit)	Amount	(charge)/ credit)

				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
VIÑA ALMAVIVA S.A.	96824300-4	AFFILIATE	SALE OF SERVICES AND OTHER	13,532	11,163	3,644	3,644	19,511	19,511

VIÑA ALMAVIVA S.A.	96824300-4	AFFILIATE	PURCHASE OF RAW MATERIALS AND PRODUCTS	999,336	—	477,873	—	410,508	—

VIÑA ALMAVIVA S.A.	96824300-4	AFFILIATE	PURCHASE OF SERVICES AND OTHER	—	—	1,916	— (1,916)	2,496	— (2,496)

IMPORTADORA Y COMERCIAL HUASCO S.A.	84990200-8	AFFILIATE	PURCHASE OF MATERIALS AND SPARE-PARTS	16,020	—	92,106	—	114,378	—

AGRÍCOLA ALTO DE QUITRALMAN LTDA.	85201700-7	COMMON SHAREHOLDER	SALE OF RAW MATERIALS AND PRODUCTS	—	—	180	—	6,950	—

AGRÍCOLA ALTO DE QUITRALMAN LTDA.	85201700-7	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS	496,252	—	414,749	—	590,489	—

AGRÍCOLA ALTO DE QUITRALMAN LTDA.	85201700-7	COMMON SHAREHOLDER	PURCHASE OF SERVICES AND OTHER	—	—	—	—	4,082	— (4,082)

FORESTAL QUIVOLGO	2479374-5	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS AND PRODUCTS	5,858	—	—	—	—	—
FORESTAL QUIVOLGO	2479374-5	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS AND PRODUCTS	348,292	—	145,185	—	210,755	—

FORESTAL QUIVOLGO S.A.	2479374-5	COMMON SHAREHOLDER	PURCHASE OF SERVICES AND OTHER	—	—	2,407	— (2,407)	1,696	— (1,696)
COMERCIAL GREENVIC S.A.	78335990-1	COMMON SHAREHOLDER	SALE OF RAW MATERIALS AND PRODUCTS	978	127	28,800	3,744	222,537	17,803

COMERCIAL GREENVIC S.A.	78335990-1	COMMON SHAREHOLDER	SALES OF SERVICES AND OTHER	—	—	55,850	7,260	5	5

COMERCIAL GREENVIC S.A.	78335990-1	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS	227,218	—	614,388	—	65,650	—

COMERCIAL GREENVIC S.A.	78335990-1	COMMON SHAREHOLDER	PURCHASE OF SERVICES AND OTHER	4,837	(2,514)	5,143	— (5,143)	3,699	— (3,699)

COMERCIAL GREENVIC S.A.	78335990-1	COMMON SHAREHOLDER	SALE OF FIXED ASSET	—	—	—	—	73,150	(75,052)

AGRICOLA SEXTAFRUT S.A.	96639700-4	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS AND PRODUCTS	—	—	118,037	—	90,567	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 7 - Inventories

Inventories are stated as described in Note 2 h) and are summarized as follows:

	As of December 31,

	2006	2007

	ThCh$	ThCh$
Bottled wine and bulk	65,793,242	68,849,472
In process wine	3,217,073	3,987,222
Liquors	691,325	653,701
Materials and supplies	11,017,704	11,535,639
Other products	383,431	432,666
In-transit inventories	1,513,398	2,058,956
Allowance for obsolescence	(2,104,597)	(2,466,593)

Total	80,511,576	85,051,063

Note 8 - Income and deferred taxes

a)	Income taxes payable

The detail of consolidated income taxes payable is as follows:

	As of December 31,

	2006	2007

	ThCh$	ThCh$
Provision for income tax	1,077,452	3,358,498
Provision for income tax subsidiary	2,056,812	2,685,583
Unique article 21 tax	29,587	38,459
Less:
Monthly tax provisional payments	(2,188,688)	(3,561,567)
Other credits	(17,326)	(267,815)

Income taxes payable	957,837	2,253,158

b)     Individual net taxable income for the year ended December 31, 2007 and 2006 amounted to approximately ThCh$19,755,871 and ThCh$6,337,953 respectively.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

c)     The detail of the balance of net undistributed taxed earnings for which tax credits will be passed through to the shareholders of the Company at December 31, 2006 and 2007 is as follows:

	As of December 31,

Taxed earnings	2006	2007

	ThCh$	ThCh$
Earnings taxed at 17%	30,469,044	44,640,563
Earnings taxed at 16.5%	4,755,199	1,995
Earnings taxed at 16%	—	188,587
Earnings taxed at 15%	131,785	4,561,763
As per Article N° 17 of the Income Tax Law	2,854,820	3,167,678
Earnings with no pass-through	1,079,032	3,495,616

Balance of taxed earnings	39,289,880	56,056,202

Net undistributed taxed earnings have been accumulated in accordance with tax law since 2001 year and the above table presents the accumulation from that date.

d)     Two subsidiaries, Viña Cono Sur S.A. and Viña Maipo Ltda. of the Company have undistributed tax earnings of ThCh$9,693,000 and ThCh$37,495,000 as of December 31, 2007 and 2006, respectively. The companies Comercial Peumo Ltda. and VCT Internacional S.A. have tax loss carryforwards of ThCh$4,215,000 and ThCh$6,955,000 as of December 31, 2007, respectively (ThCh$4,271,000 and ThCh$5,437,000 as of December 31, 2006, respectively). These tax loss carryforwards have no expiration dates. As of December 31, 2007, the Argentinean and United Kingdom subsidiaries have no tax loss carryforwards.

e)     Recoverable taxes

The detail of recoverable taxes is as follows:

	As of December 31,

	2006	2007

	ThCh$	ThCh$
Value-added tax	3,187,528	4,621,939
Alcoholic beverage duties	549,219	506,840
Income tax receivable	3,219,487	681,884
Other credits	538,445	526,492

Total	7,494,679	6,337,155

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

f)     Deferred taxes

Changes in the Chilean Income Tax Law, effective beginning on January 1, 2001, required that income tax rates increase gradually between 2001 and 2005 from 15% to 17%. Consequently, deferred tax balances as of December 31, 2006 and 2007 were calculated based on 17%. The detail of deferred taxes is as follows:

	As of December 31,

	2006				2007

	Deferred tax asset		Deferred tax liability		Deferred tax asset		Deferred tax liability

Temporary differences	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	147,440	—	—	—	187,196	—	—	—
Deferred revenue	113,374	—	—	—	3,899
Allowance for obsolescence	297,982	—	—	—	415,012	—	—	—
Provision for vacations	230,109	—	—	—	259,948	—	—	—
Amortization of intangibles	788	—	—	63,890	41,096	—	—	—
Financial lease agreements	106,141	—	—	—	70,443	—	—	—
Overhead expenses	—	—	—	2,947,904	—	—	—	3,495,624
Fixed assets depreciation	744	—	—	8,977,289	—	—	—	9,548,441
Staff severance indemnities	—	183,733	—	—	—	200,501	—	—
Other events	119	—	—	417,436	22,294	—	59,791	—
Unrealized gains for inventories	86,333	160,333	—	—	100,747	187,101	—	—
Forwards	403	—	—	—	989	—	—	67,040
Tax losses	934,769	726,173	—	—	1,182,467	712,005	—	—
Recoverable tax	65,063	—	—	—	58,906	—	—	—
Inventories	—	—	—	—	17,484	—	250,259	611,604
Expenses related to the issuance of bonds	—	—	—	107,497	—	—	—	101,912
Other provisions	298,186	—	—	—	108,362	—	—	—
Complementary accounts, net of amortization	—	—	—	(2,057,550)	—	—	—	(1,838,286)
Total	2,281,451	1,070,239	—	10,456,466	2,468,843	1,099,607	310,050	11,986,335

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

g)     The detail of income tax expense as presented in the consolidated statements of income for the years ended December 31, is summarized as follows:

	For the years ended December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$
Current tax expense (provision for income taxes)	(1,874,291)	(3,134,264)	(6,044,081)
Tax expense adjustment (prior year)	191,421	(100,756)	10,373
Effect of changes in deferred tax assets and liabilities for the year	(2,022,883)	(1,085,895)	(1,403,893)
Tax benefit provided by tax loss	234,012	—	18,652
Effect of amortization of complementary deferred tax asset or liability accounts	(189,043)	(104,773)	(219,264)
Other charges or credits to the account	(150,021)	(165,765)	(527,988)

Total	(3,810,805)	(4,591,453)	(8,166,201)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 9 - Property, plant and equipment

a)	The following is a summary of property, plant and equipment as of December 31, 2006 and 2007:

	2006		2007

	Gross Fixed assets	Accumulated depreciation	Gross Fixed assets	Accumulated depreciation

	ThCh$	ThCh$	ThCh$	ThCh$
Land	35,852,003	—	46,396,892	—

	35,852,003	—	46,396,892	—

Plantations (*)	43,947,015	(9,454,964)	48,545,073	(10,376,013)
Buildings and facilities (*)	68,833,794	(19,338,843)	79,781,075	(22,879,672)
Wine-storage equipment (*)	40,665,713	(20,063,835)	41,315,517	(21,908,049)

	153,446,522	(48,857,642)	169,641,665	(55,163,734)

Machinery and equipment	50,057,152	(27,282,513)	56,167,679	(30,412,730)
Transportation equipment	2,762,783	(1,878,213)	2,716,635	(1,808,999)

	52,819,935	(29,160,726)	58,884,314	(32,221,729)

Supplies (Containers - shipping and reusable storage)	1,380,628	(1,125,540)	1,391,310	(1,190,513)
Other fixed assets	9,534,905	(6,337,088)	10,372,131	(7,388,232)
Leased fixed assets	1,749,505	(704,125)	3,239,358	(818,169)

	12,665,038	(8,166,753)	15,002,799	(9,396,914)

Revaluation from fixed asset technical appraisal	3,655,261	(1,479,113)	3,602,930	(1,443,111)

	3,655,261	(1,479,113)	3,602,930	(1,443,111)

Net property, plant and equipment	258,438,759	(87,664,834)	293,528,600	(98,225,488)

(*) This balance includes buildings in progress, Wine-storage equipment in progress and Vineyards developed for a total amount of 2006 TCh$ 14,946,585 and 2007 TCh$ 21,602,488.

b)	Depreciation for each period presented is as follows:

	For the year ended December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$
Depreciation (selling and administrative expenses)	(1,343,933)	(1,260,335)	(1,270,065)
Depreciation (operating expenses) (*)	(3,803,204)	(3,373,952)	(4,128,576)
Depreciation capitalized to deferred costs (**)	(9,643,804)	(8,751,408)	(8,625,272)

Total	(14,790,941)	(13,385,695)	(14,023,913)

(*)

Depreciation charged to income as of December 31, 2005, 2006 and 2007: in addition to depreciation of administrative and selling expenses and depreciation of operating expenses considers depreciation included under cost of sales for an amount of ThCh$6,647,309 in 2005,ThCh$7,244,782 in 2006 and ThCh$7,690,895 in 2007.

(**)	This amount includes depreciation related to next harvest, barrels and cost of wine processing.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 9 - Property, plant and equipment, Continued

c)	The detail of interest capitalized is as follows:

	For the years ended December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$
Vineyards under development	164,901	248,640	465,879
Construction in-progress	170,578	154,782	132,363

Total	335,479	403,422	598,242

d)

Technical revaluation: in accordance with Circular 1529 of the Superintendency of Securities and Insurance the Company recorded the increase in value resulting from a technical appraisal of its principal fixed assets as of December 31, 1979. As of December 31, 2006 and 2007, this higher value consisted of the following restated amounts:

	As of December 31,

	2006		2007

Item	Asset value	Accumulated depreciation	Asset value	Accumulated depreciation

	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,998,581	—	1,998,581	—
Plantations	281,856	(266,528)	270,502	(259,988)
Buildings and facilities	1,255,736	(1,094,097)	1,234,817	(1,084,093)
Machinery and equipment	119,088	(119,088)	99,030	(99,030)

Total	3,655,261	(1,479,713)	3,602,930	(1,443,111)

e)

Leased assets are accounted for in conformity with Technical Bulletin N° 22 of the Chilean Association of Accountants. Leased assets are floor N° 15 and office 1602 Tower South of the World Trade Center Building (whose contract stipulates an average interest rate of 5.88%, with 10 installments outstanding as of December 31, 2007), and packing line for which the agreements which provide a rate of 15.78% and 61 installments outstanding as of December 31, 2007. The detail is the following:

	As of December 31,

	2006	2007

	ThCh$	ThCh$
Leased fixed assets	1,749,505	3,239,358
Accumulated depreciation	(704,125)	(818,169)

Total	1,045,380	2,421,189

The Company does not legally own leased assets and therefore it cannot freely dispose of them until it exercises the related purchase option.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

f)	Operating leases:

The Company has entered into long-term lease agreements for land where it has developed vineyards for wine production. These agreements are expressed in US dollars and/or UF and are restated each year in consideration of changes in these monetary units in accordance with each related agreement. As of December 31, 2007, future minimum payments related to these operating lease agreements are as follows:

ThCh$
Short-term	373,149
2009	373,764
2010	758,429
2011	373,764
2012	376,816
2013 and thereafter	2,044,824

Total	4,300,746

g)	Investments in computer programs:

There were no significant investments in computer programs during 2006 and 2007.

Note 10 - Investments in related companies

Significant Events

Investments in related companies and the related direct participation in equity of investees, as well as the recognition of unrealized gains and losses related to purchase and sale transactions between related companies, as of the closing dates of the respective periods are detailed in the attached chart.

a.

Accrued equity participation in income of Industria Corchera S.A. recognized as of December 31, 2007, is modified by a decrease in unrealized gain for ThCh$18,225. This increases accrued income for the period. In 2006, unrealized gain for the period amounted to ThCh$33,865; those amounts are shown netted against net income for that period.

During December 31, 2007, accumulated unrealized gain amounts to ThCh$33,934 (ThCh$67,925 in 2006) and is shown netted against inventory acquired from this affiliated company.

As of December 2007, the Company has received dividends from Industria Corchera S.A. of ThCh$1,192,069 (ThCh$192,043 during 2006).

b.

The investment in Viña Almaviva S.A. is reduced by 50% of the unrealized gain generated in the sale of land in 2001 to Viña Almaviva S.A.; given that this is an unrealized gain for Concha y Toro S.A. The amount of the decrease is ThCh$589,705 (ThCh$589,706 in 2006). The realization of this gain will be formalized when this land is transferred to a third party outside the Group.

The accrued income of Viña Almaviva S.A., recognized as of December 31, 2007, is modified by the decrease in unrealized gains generated in 2007 for an amount of ThCh$23,262. This amount increases accrued income for the period. In 2006, unrealized gain for the period amounted to ThCh$29,042. Those amounts are netted against net income for that period.

Unrealized gain accumulated as of December 31, 2007 amounts to ThCh$3,778 (ThCh$29,041 in 2006) and is netted against the balance of inventory acquired from this affiliated company.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Detail of investments

Company	Ownership percentage			Equity of investee		Income			Unrealized Gain		Equity Method value

Year ended December 31,	2005	2006	2007	2006	2007	2005	2006	2007	2006	2007	2006	2007

	%	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Industria Corchera S.A.	49.84	49.84	49.84	8,345,590	6,690,342	277,353	325,300	370,414	—	—	4,160,342	3,344,195

Viña Almaviva S.A.	50.00	50.00	50.00	8,242,777	8,692,294	183,301	256,601	224,758	589,706	589,705	3,531,683	3,756,442

						460,654	581,901	595,172	589,706	589,705	7,692,025	7,100,637

Note 11 - Investments in other companies

2006 and 2007:

a)	During 2006 there were no purchase or sale transactions of investments in other companies.

b)

In March 2007, the Company acquired 1,000 shares of Sociedad Agrícola la Rosa Sofruco S.A. for ThCh$1,683. In September 2007, the Company sold 78,899 shares of Compañía Agropecuaria Copeval S.A. The sale of these shares generated income for Viña Concha y Toro S.A. of ThCh$69,280, which is presented under Non-operating income.

Detail of investments

			Book Value December 31,
	Number of	Ownership
Company	shares	Percentage	2006	2007

			ThCh$	ThCh$
Sociedad Agrícola La Rosa Sofruco S.A.	253,119	2.3010	298,548	300,353
Cía. General de Electricidad Industrial S.A.	13,483	0.0000	8,913	8,913
Cámara de Comercio de Santiago	1	0.0000	1,577	1,591
Termas de Puyehue S.A.	2,000	0.0000	132	131
Acciones Unión Sede Oriente S.A.	3	0.0000	21,875	21,875
Compañía de Telecomunicaciones de Chile S.A.	463	0.0000	453	453
Compañía Agropecuaria Copeval S.A.	(1) 78,899	0.0000	2,859	—

Total			334,357	333,316

          (1) These shares were sold in 2007.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 12 - Goodwill

The detail of goodwill is as follows:

	For the year ended December 31,			As of December 31,

	amortization			net balance

Company	2005	2006	2007	2006	2007

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Industria Corchera S.A.	78,844	78,848	78,846	1,097,270	1,018,425

Total	78,844	78,848	78,846	1,097,270	1,018,425

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 13 - Intangibles

Intangible assets are as follows:

	As of December 31,

	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

	2006		2007

	ThCh$	ThCh$	ThCh$	ThCh$
Industrial trademarks	1,689,352	(363,342)	1,950,931	(490,575)
Telephone line rights	18,506	(10,088)	1,312	(1,312)
Water rights	2,957,807	(114,047)	3,103,010	(192,649)
Other	13,533	(525)	13,534	(862)

Total	4,679,198	(488,002)	5,068,787	(685,398)

The amortization of intangible was ThCh$97,892 in 2005, ThCh$117,299 in 2006 and ThCh$208,274 in 2007.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 14 - Other assets

The composition of other assets is as follows:

Other Assets	2006 ThCh$	2007 ThCh$

Prepaid rent	1,938,830	2,054,549
Prepaid Community property rights	12,162	11,325
Guarantees leases	13,368	12,725
Deferred expenses bonds series C	632,335	599,486

TOTAL	2,596,695	2,678,085

The deferred expenses for the issuance of the series C bonds are amortized using the straight-line method (which approximates effective-yield method) over the life of bonds.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 15 - Short-term bank debt

Registration N°	Bank or financial institution	US dollars		Euros		Other foreign currencies		Non adjustable Ch$		Total
		2006	2007	2006	2007	2006	2007	2006	2007	2006	2007

	Short-term portion

Foreign bank	RABOBANK	—	—	—	—	1,125,889	—	—	—	1,125,889	—

97,004,000-5	BANCO DE CHILE	1,876,574	—	—	2,181,475	—	991,401	761,664	—	2,638,238	3,172,876

97,039,000-6	BANCO SANTANDER	—	—	11,687	—	—	—	—	—	11,687	—

97,008,000-7	BANCO CITIBANK	3,502,591	—	1,157,990	—	—	—	—	—	4,660,581	—

97,032,000-8	BANCO BBVA	1,211,161	—	—	—	—	—	—	—	1,211,161	—

97,006,000-6	BANCO DE CRÉDITO E INVERSIONES	892,556	—	—	—	—	—	864,153	—	1,756,709	—

97,041,000-7	BANKBOSTON	2,426,487	—	—	—	—	—	—	—	2,426,487	—

97,023,000-9	CORPBANCA	2,543,875	1,508,912	—	—	—	—	4,421,036	1,807,394	6,964,911	3,316,306

Foreign Bank	BANCO RIO	99,163	—	—	—	137,855	316,268	—	—	237,018	316,268

Foreign Bank	BANCO FRANCES	2,910,411	—	—	—	134,404	129,068	—	—	3,044,815	129,068

Foreign Bank	BANCO CREDICOOP	1,144,338	—	—	—	—	67,846	—	—	1,144,338	67,846

Foreign Bank	BANCO REGIONAL	—	—	—	—	30,198	709,899	—	—	30,198	709,899

Foreign Bank	BANCO NACIÓN	—	—	—	—	—	220,057	—	—	—	220,057

97,951,000-4	HSBC BANK	1,147,554	—	—	—	—	133,775	—	—	1,147,554	133,775

	Total	17,754,710	1,508,912	1,169,677	2,181,475	1,428,346	2,568,314	6,046,853	1,807,394	26,399,586	8,066,095

	Principal owed	17,464,299	1,490,670	1,142,738	2,129,959	1,421,413	2,566,342	4,360,440	1,780,000	24,388,890	7,966,971

	Weighted-average interest rate	5.09%	5.44%	3.64%	3.41%	6.31%	6.52%	5.69%	6.84%	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 15 – Short-term bank debt, Continued

Registration N°	Bank or financial institution	US dollars		Euros		Other foreign currencies		UF		Non adjustable Ch$		Total
		2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007

	Long-term current portion

97,032,000-8	BANCO BBVA	1,256,856	—	—	—	—	—	—	—	1,188,617	2,001,305	2,445,473	2,001,305

Foreign Bank	RABOBANK	—	—	1,083,856	—	283,127	—	—	—	—	—	1,366,983	—

97,004,000-5	BANCO DE CHILE	—	—	—	—	—	—	109,733	109,341	—	—	109,733	109,341

97,023,000-9	CORPBANCA	1,962,777	—	—	—	—	—	—	—	9,897	—	1,972,674	—

97,039,000-6	BANCO SANTANDER	3,749	8,436	—	—	—	—	—	—	95,774	2,589,175	99,523	2,597,611

97,008,000-7	BANCO CITIBANK	2,611	—	—	—	—	—	—	—	—	—	2,611	—

97,041,000-7	BANKBOSTON	172,920	—	—	—	—	—	—	—	—	—	172,920	—

76,645,030-K	BANCO ITAU	—	747	—	—	—	—	—	—	—	—	—	747

Foreign Bank	BANCO RIO	—	—	—	—	2,009,255	—	—	—	—	—	2,009,255	—

Foreign Bank	BANCO FRANCES	—	497,598	—	—	190,222	159,080	—	—	—	—	190,222	656,678

Foreign Bank	BANCO CITIBANK ARGENTINA	—	—	—	—	—	1,677,702	—	—	—	—	—	1,677,702

Foreign Bank	BANCO CREDICOOP	—	2,514,943	—	—	—	—	—	—	—	—	—	2,514,943

Foreign Bank	BANCO PATAGONIA	886,286	—	—	—	—	—	—	—	—	—	886,286	—

Foreign Bank	BANCO NACION	—	3,302,700	—	—	—	—	—	—	—	—	—	3,302,700

Foreign Bank	BANCO BNL HEXAGON	—	997,143	—	—	—	—	—	—	—	—	—	997,143

Foreign Bank	BANCO SANTANDER RIO	—	506,773	—	—	—	—	—	—	—	—	—	506,773

Foreign Bank	ESTÁNDAR BANK (FI-EXPORT)	—	250,856	—	—	—	—	—	—	—	—	—	250,856

97,041,000-7	BANKBOSTON ARGENTINA	—	74,860	—	—	—	—	—	—	—	—	—	74,860

97,023,000-9	BANCO BBVA ARGENTINA	—	167,176	—	—	—	—	—	—	—	—	—	167,176

	Total	4,285,199	8,321,232	1,083,856	—	2,482,604	1,836,782	109,733	109,341	1,294,288	4,590,480	9,255,680	14,857,835

	Principal owed	4,247,187	8,214,718	1,077,137	—	2,388,484	1,788,320	—	—	1,074,000	4,500,000	8,786,808	14,503,038

	Weighted-average interest rate	5.72%	4.88%	3.42%	—	8.61%	11.07%	4.85%	4.85%	5.22%	5.22%

Percentage of short-term and current portion of long-term bank debt denominated in foreign currency (%)	71.61

Percentage of short-term and current portion of long-term bank debt denominated in local currency (%)	28.39

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 16 – Long-term bank debt

			Years to Maturity					As of December 31, 2007		As of December 31, 2006
Tax registration N°	Bank or financial institution	Currency or adjustment index	1 to 2	2 to 3	3 to 5	5 to 10	More than 10	Total long-term portion at year-end	Weighted average interest rate	Total long- term

97,004,000-5	Banco de Chile	UF	981,133	4,807,552	2,060,379	—	—	7,849,064	4.85%	7,877,309

97,039,000-7	Banco Santander	US$	5,763,924	—	—	—	—	5,763,924	4.83%	1,601,003

97,039,000-7	Banco Santander	Ch$	2,500,000	—	—	—	—	2,500,000	5.22%	5,370,000

97,008,000-7	Banco Citibank	US$	—	—	—	—	—	—	—	4,860,188

97,041,000-7	Banco Boston	US$	—	—	—	—	—	—	—	1,229,342

97,023,000-9	Corpbanca	Ch$	—	—	—	—	—	—	—	1,611,000

97,032,000-8	Banco BBVA	US$	—	—	—	—	—	—	—	1,048,276

97,032,000-8	Banco BBVA	Ch$	1,000,000	—	—	—	—	1,000,000	5.22%	3,222,000

97,008,000-7	Banco Citibank	Other currencies	1,630,527	1,630,527	—	—	—	3,261,054	11.00%	—

Foreign bank	Banco Frances	Other currencies	157,794	78,896	—	—	—	236,690	11.95%	—

Foreign bank	Banco Frances	Other currencies	1,739,115	—	—	—	—	1,739,115	5.16%	—

Total			13,772,493	6,516,975	2,060,379	—	—	22,349,847		26,819,118

Long-term bank debt denominated in foreign currency	49.22%
Long-term bank debt denominated in Chilean pesos and UF	50.78%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 17 – Short and long-term bonds payable

On April 26, 2005, Series C bonds were placed for an amount of UF 2,000,000 at a rate of 3.9% per annum, 100% of the par value was placed.

As of December 31, 2006, the short-term portion includes ThCh$ 320,941, of accrued interest. The long-term portion of ThCh$39,386,544 relates exclusively to the principal of the Series C bonds.

As of December 31, 2007, the short-term portion includes ThCh$ 319,807, of accrued interest. The long-term portion of ThCh$39,245,320 relates exclusively to the principal of the Series C bonds.

						FREQUENCY		PAR VALUE

N° OF REGISTRATION OR IDENTIFICATION OF THE INSTRUMENT	SERIES	NOMINAL AMOUNT PLACED IN FORCE	ADJUSTMENT UNIT FOR BONDS	INTERST RATE	FINAL PERIOD	PAYMENT OF INTEREST	PAYMENT OF AMORTIZATION	ThCh$ 12-31-2007	ThCh$ 12-31-2006	PLACEMENT IN CHILE OR ABROAD

Short and Long-term Bonds Payable
4-7	C	2,000,000	UF	3.9%	15-04-2026	SEMI-ANNUAL	SEMI-ANNUAL	319,807	320,941	Chile
Total short-term portion								319,807	320,941

Long-term bonds
4-7	C	2,000,000	UF	3.9%	15-04-2026	SEMI-ANNUAL	SEMI-ANNUAL	39,245,320	39,386,544	Chile

Total long-term portion								39,245,320	39,386,544

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 18 – Accruals and certain charge-offs

The detail is as follows:

	As of December 31,

Short-term	2006	2007

	ThCh$	ThCh$
Advertising expenses	12,985,732	13,358,845
Employee legal bonus and profit participation	1,864,463	3,785,975
Directors’ compensation	260,346	511,563
Provision for vacations	1,435,420	1,629,813
Provision for reorganization expenses	351,981	327,056
Provision for accrued costs and expenses	1,789,817	1,215,551
Other provisions	606,482	874,285

Total accruals	19,294,241	21,703,088

Long-term
	As of December 31,

	2006	2007

	ThCh$	ThCh$
Staff severance indemnities	1,080,786	1,179,795

Total accruals	1,080,786	1,179,795

The most significant direct charge-offs to related to inventory are as follows:

	For the years ending
	December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$
Label write-offs	1,404	—	—
Degradation of wines	40,023	—	—
Reprocessing	454,940	550,644	228,109

As of December 31, 2006 and 2007, there are provisions recorded which are presented deducted from the related asset accounts as per the following detail:

	As of December 31,

	2006	2007

	ThCh$	ThCh$
Doubtful accounts	(505,996)	(522,783)
Uncollectible notes	(67,343)	(62,703)
Income taxes recoverable	(382,721)	(346,509)
Miscellaneous receivables	(367,057)	(616,693)
Obsolescence of inventories	(2,104,596)	(2,466,593)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 19 – Accrued expenses

Accrued expenses consist of staff severance indemnities and are recorded at the present value of the total liability according to the accrued cost of the benefit considering an interest rate of 6 % per annum and an average service-life period of 9 years. Changes during each year were as follows:

	2006	2007

	ThCh$	ThCh$

Balance at the beginning of the year	963,553	1,006,316
Increase during the year	257,900	631,949
Payments during the year	(140,667)	(458,470)

Provision for staff severance indemnities	1,080,786	1,179,795

Note 20 - Minority interest

The detail of minority interest is as follows:

		Year ended December 31, 2006		Year ended December 31, 2007
Taxpayer	Related
I.D.	Company	Liability	Income	Liability	Income
		ThCh$	ThCh$	ThCh$	ThCh$
84.712.500-4	VIÑA PALO ALTO LIMITADA	12,240	(1,794)	16,168	(8,734)

	Total	12,240	(1,794)	16,168	(8,734)

Note 21 - Shareholders’ Equity

The Company’s paid in capital as of December 31, 2006 and 2007 is as follows:

Number of shares

Series	N° of subscribed	N° of paid	N° of voting
	shares	shares	right shares

—	719,170,735	719,170,735	719,170,735

Paid in Capital and Par Value

Series	Subscribed capital	Paid-in capital

—	49,046,244	49,046,244

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

a) Other Reserves

Other reserves consist of the following:

	As of December 31,

	2006	2007

	ThCh$	ThCh$

Additional paid in capital price-level restatement	2,001,612	2,001,612
Revaluation from fixed asset technical appraisal	4,549,869	4,549,869
Adjustment to property, plant and equipment value	1,201,896	1,201,896
Revaluation from fixed asset technical appraisal in subsidiaries	575,195	575,195
Revaluation of inventory (1973)	792,572	792,572
Revaluation of marketable securities (1980)	613,079	613,078
Cumulative translation adjustment	(1,805,235)	(1,877,594)

Total other reserves	7,928,988	7,856,628

b) Cumulative translation adjustment

This account relates to the effects of the foreign exchange gains or losses between the Chilean peso and the US dollar on the price-level restated foreign investment measured in US dollars, in accordance with Technical Bulletin N° 64 issued by the Chilean Association of Accountants. The detail of the adjustment by subsidiary is included below:

The detail of this reserve is as follows:

2006
Company	Opening Balance	Exchange Difference Investment	Exchange Difference Liability	Balance as of December 31, 2006

Trivento Bodegas y Viñedos	(1,846,867)	126,421	(84,789)	(1,805,235)

Total	(1,846,867)	126,421	(84,789)	(1,805,235)

2007
Company	Opening Balance	Exchange Difference Investment	Exchange Difference Liability	Balance as of December 31, 2007

Trivento Bodegas y Viñedos	(1,805,235)	(1,063,803)	991,444	(1,877,594)

Total	(1,805,235)	(1,063,803)	991,444	(1,877,594)

c) Dividends

The Company’s dividend policy proposed by the Board of Directors for 2007 consists of the distribution of up to 40% of net income for the year divided into three provisional dividends payable in September 2007, December 2007 and March 2008 and the payment of a final dividend in May 2008.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Dividends approved and paid as of December 31, 2006 and 2007 (on historical basis) are detailed as follows:

2006
Dividend N°	Amount ThCh$	Month of payment	Type of dividend

225	1,797,927	December 2006	Provisional
224	1,797,927	September 2006	Final
223	2,229,429	May 2006	Provisional
222	1,797,927	March 2006	Provisional

2007
Dividend N°	Amount ThCh$	Month of payment	Type of dividend

229	1,797,927	December 2007	Provisional
228	1,797,927	September 2007	Final
227	1,078,756	May 2007	Provisional
226	1,797,927	March 2007	Provisional

Supplemental information to the Changes in Shareholders’ equity statement (page F-8).
Interim dividends are recorded in the “Provisional Dividends” column of the stockholders’ equity statement when they are provisionally declared by the Board of Directors during any given fiscal year. They are recorded as a debit in the Provisional Dividend column of the stockholders’ equity statement in the line item “Interim Dividends”. The offsetting credit is against dividends payable as a liability. These provisional interim dividends are approved formally at the annual Shareholders’ Meeting in April of the subsequent year. The final dividends, of which the interim dividends are a portion, may differ from the provisionally declared interim dividends. Once the final dividend is approved and paid to shareholders, a credit is recorded for the amount of interim dividends preliminarily approved in the prior year in the “Provisional Dividends” column of the stockholders’ equity statement and the final declared dividend is shown as a reduction in the net income for the year column. This treatment is mandated by Circular 1501 of the Chilean Superintendency of Securities and Insurance.

There are no restrictions on the payment of dividends out of the Company’s retained earnings.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 22 - Other Non-Operating Income and Expenses

The detail is as follows:

Other Non-operating income

		For the year ended December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$
Third parties compensation	80,741	8,906	94,256
Gain on sale of fixed Assets	58,301	34,242	87,992
Gain on sale of shares	—	—	69,280
Sale of other products	42,008	36,071	31,114
Administrative services	15,186	15,437	16,087
Dividends received	18,139	12,573	4,543
Leasing	29,233	2,508	1,968
Result from land expropriation	2,677	55,603	—
Result from investments in forward contracts (1)	2,763,316	—	—
Reimbursement of taxes in wine exhibition	—	19,328	—
Other	107,413	148,594	84,712

Total	3,117,014	333,262	389,952

(1) In December 2005, the Company realized gains of ThCh$ 2,763,316 on the settlement of foreign-currency forward contracts. Realized gains or losses related to the early termination of derivative contracts are included in other non-operating income or expense.

Other Non-operating expenses

	For the year ended December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$
Disposals of PP&E	79,274	99,208	519,909
Argentinean Competitivieness Law	194,157	203,834	299,059
Loss of VAT	27,725	41,180	34,043
Loss on sale of fixed assets	22,167	—	20,279
Miscellaneous expenses	—	—	9,067
Amortization of intangible assets	4,961	7,922	8,454
Prior year expenses	5,844	6,319	—
Other expenses	39,527	45,990	185,823
Wine extraordinary appraisal	973,110	—	—
Reorganization expenses	711,199	—	—
Other assets writen-off	149,906	—	—

Total	2,207,870	404,453	1,076,634

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 23 - Price-level restatement

	Year ended December 31,

Assets (Charges) / Credits	Restatement index	2005	2006	2007

		ThCh$	ThCh$	ThCh$

Inventories	CPI	2,397,412	1,068,137	4,002,671
Property, plant and equipment	CPI	5,446,863	3,208,842	12,476,159
Investment in related companies	CPI	481,772	294,934	521,182
Accounts receivable	UF	2,989	650	6,287
Other accounts receivable	UF	128,628	116,216	308,492
Recoverable taxes	CPI	7,025	3,989	33,119
Prepaid expenses	UF	69	32	—
Prepaid expenses	CPI	151,700	120,352	421,513
Other long-term assets	CPI	19,470	14,025	45,093
Other long-term assets	UF	20,042	25,256	56,607
Cost and expense accounts	CPI	5,797,266	2,221,829	14,630,574

Total credits		14,453,236	7,074,262	32,501,697

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 23 - Price-level restatement, Continued

		Year ended December 31,
	Restatement index
Liabilities (Charges) / Credits		2005	2006	2007

Shareholders’ equity	CPI	(5,736,505)	(3,682,031)	(13,045,855)
Minority interest	CPI	(374)	(215)	(844)
Bank and financial institutions-liabilities	UF	(243,753)	—	—
Bank and financial institutions-liabilities	CPI	(145,466)	(331,910)	(325,169)
Current portion of long-term bank liabilities	UF	(29,101)	(8,232)	(5,266)
Bonds payable	UF	(9,959)	(6,658)	(20,838)
Long-term obligations with maturity within one year	UF	(11,005)	(7,059)	(17,887)
Accounts payable	UF	(311)	(159,010)	(191,988)
Notes payable	UF	(20,853)	126	(6,531)
Other accounts payable	UF	(121,146)	3,699	(126,544)
Accrued expenses	UF	(324)	(183)	(587)
Long-term bank and financial institution liabilities	UF	(288,508)	(155,329)	(514,511)
Bonds payable long-term	UF	(1,584,828)	(776,652)	(2,572,560)
Other long-term accounts payable	CPI	(21,436)	(6,895)	(115,697)
Income accounts	CPI	(6,432,410)	(2,329,211)	(16,388,463)

Total charges		(14,645,979)	(7,459,560)	(33,332,740)

Net loss from price-level restatement		(192,743)	(385,298)	(831,043)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 24 – Foreign exchange differences

The following represents the detail of foreign exchange gains and losses recognized in income for each of the respective years for accounts denominated in foreign currencies:

		Year ended December 31,

Assets (Charges) / Credits		2005	2006	2007

Cash	CAD	(6,920)	(5,672)	(3,151)
Cash	EUR	(55,316)	34,843	1,498
Cash	GBP	(31,846)	(46,672)	(97,000)
Cash	US$	(101,659)	(24,326)	(14,874)
Time deposits	US$	—	(372)	4,563
Trade accounts receivable	CAD	(87,978)	35,976	215,289
Trade accounts receivable	EUR	(1,799,348)	984,150	396,567
Trade accounts receivable	US$	(1,462,845)	649,526	(1,518,295)
Trade accounts receivable	GBP	(689,377)	421,042	(1,195)
Other accounts receivable	CAD	(906)	647	1,813
Other accounts receivable	EUR	(16,312)	5,839	68,311
Other accounts receivable	US$	174	20,519	8,072
Accounts receivable from related companies	CAD	1,010	(377)	(697)
Accounts receivable from related companies	EUR	659	(1,600)	258
Accounts receivable from related companies	US$	(1,201,313)	435,696	(14,047)
Accounts receivable from related companies	GBP	(156,316)	928,516	(13,224)
Accounts receivable from related companies	ARS	—	—	121
Prepaid expenses	US$	—	9,433	(11,355)
Prepaid expenses	EUR	(25,438)	—	—
Fixed assets	USD	—	(393)	46,636
Other current assets	US$	(1,195,027)	(264,854)	419,818
Other current assets	CAD	616,371	(132,939)	(301,546)
Other current assets	EUR	1,438,383	(91,823)	(662,681)
Other current assets	GBP	2,058,617	(721,153)	1,571,810
Other assets long-term	US$	(59,530)	25,461	63,677

Total (charges) credits		(2,774,917)	2,261,467	160,368

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 24 – Foreign exchange differences, Continued

		Year ended December 31,

Liabilities (Charges) / Credits	Currency	2005	2006	2007

		ThCh$	ThCh$	ThCh$
Bank debt	EUR	8,579	(256,137)	(59,499)
Bank debt	US$	761,467	(330,514)	307,674
Bank debt	GBP	213,288	(165,428)	52,751
Long-term bank debt, short-term portion	EUR	202,277	(166,800)	(26,067)
Long-term bank debt, short-term portion	US$	491,778	(315,373)	626,971
Long-term bank debt, short-term portion	GBP	106,688	(100,794)	(1,149)
Long-term obligations with maturity within one year	US$	(255)	31	—
Accounts payable	EUR	35,775	—	—
Accounts payable	US$	225,871	(76,600)	(2,930)
Accounts payable	GBP	(1,106)	(149,356)	91,346
Accounts payable	SEK	—	101	1,295
Notes payable	EUR	120,499	(21,350)	(138,565)
Notes payable	US$	1,760	(16,837)	75,220
Notes payable	GBP	699	(534)	(1,222)
Notes payable	SEK	—	(336)	166
Accounts payable to related companies	US$	33,593	49,928	(6,677)
Other accounts payable	US$	3,025	(5,674)	2,927
Other accounts payable	GBP	1	(133)	(69)
Other accounts payable	EUR	526	(233)	(217)
Accrued expenses	CAD	19,049	8	(61,899)
Accrued expenses	EUR	347,057	(170)	(58,610)
Accrued expenses	US$	294,647	(3,181)	247,564
Accrued expenses	GBP	71,251	(9,669)	104,851
Accrued expenses	JPY	(17)	—	—
Accrued expenses	SEK	—	—	84
Deferred revenues	USD	—	(624)	23,961
Other current liabilities	CAD	—	(4,749)	—
Other current liabilities	EUR	—	(223,315)	—
Other current liabilities	USD	—	(120,758)	—
Long-term bank debt	EUR	391,242	(37,398)	—
Long-term bank debt	EUR	(52,732)	(82,317)	—
Long-term bank debt	USD	99,309	111,225	(143,780)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 24 – Foreign exchange differences, Continued

		Year ended December 31,

Liabilities (Charges) / Credits	Currency	2005	2006	2007

		ThCh$	ThCh$	ThCh$
Long-term accounts payable to related companies	US$	26,027	(48,067)	—
Adjustment for financial statement translation	US$	(165,101)	(64,457)	(251,608)
Adjustment for financial statement translation	GBP	(426,023)	58,310	(583,239)
Total (charges) / credits		2,809,171	(1,981,201)	199,279

Net gains from exchange difference		34,253	280,266	359,647

Note 25 – Expenses in the Issuance and placement of debt certificates

Expenses in the issuance and placement of bonds are presented in other long-term assets, which are amortized using the straight-line method which approximates the effective-yield method, in accordance with the term for the issuance of the documents. This amortization is presented as interest expenses. Issuance expenses net of amortization, at the end of the period amount to ThCh$ 599,486 (ThCh$ 632,335 in 2006). Issuance expenses include disbursements due to reports from risk rating agencies, legal and financial advisories, taxes, printing and placement fees. Amortization for the year ended 2007 was ThCh$34,218 (ThCh$33,139 in 2006).

Note 26 - Statement of cash flows

a) Future cash flows contractually committed to investment and operating activities:

	Currency of adjustment index	Short- term portion	Years to Maturity
								More than 6 years	Total owed	As of December 31, 2006
			2009	2010	2011	2012	2013

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Lease payable	UF	177,445	177,445	88,723	—	—	—	—	443,613	682,300
Lease farms	UF	235,421	236,036	236,036	236,036	239,088	184,636	1,814,279	3,181,532	3,623,942
Lease farms	US$	137,728	137,728	522,393	137,728	137,728	45,909	—	1,119,215	164,291
Lease payable	ARS	201,074	216,393	253,124	296,090	359,592	—	—	1,326,272	—
Payables for additions to fixed assets	EUR	221,972	—	—	—	—	—	—	221,972	221,972
Payables for additions to fixed assets	US$	35,684	—	—	—	—	—	—	35,684	34,405
Payables for additions to fixed assets	CH$	1,603,020	—	—	—	—	—	—	1,603,020	1,404,510
Payables for additions to fixed assets	UF	6,074,967	—	—	—	—	—	—	6,074,967	12,506

Total		8,687,311	767,602	1,100,275	669,854	736,408	230,545	1,814,279	14,006,275	6,143,926

During the years ended 2006 and 2007, there were no other investing activities which commit future cash flows.

b) Non-cash transaction:

The additions of assets under capital leases in year 2007 amounted to TCh$ 1,489,853. No additions took place in 2005 and 2006.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCPE	272,025	1st. Quarter of 2008	US$	S	Export customers	248,445	248,469	Other current assets	23,556	14,310	(18,555)
FR	CCPE	179,088	1st. Quarter of 2008	EUR	S	Export customers	182,735	182,768	Other current liabilities	—	(1,837)	(1,010)
FR	CCPE	298,380	1st. Quarter of 2008	US$	S	Export customers	298,134	298,177	Other current assets	203	(5,094)	—
FR	CCPE	298,230	1st. Quarter of 2008	US$	S	Export customers	298,134	298,192	Other current assets	38	(5,094)	—
FR	CCPE	261,700	1st. Quarter of 2008	US$	S	Export customers	248,445	248,529	Other current assets	13,171	8,225	(12,470)
FR	CCPE	177,203	1st. Quarter of 2008	EUR	S	Export customers	182,735	182,823	Other current liabilities	—	(1,203)	(1,645)
FR	CCPE	297,720	1st. Quarter of 2008	US$	S	Export customers	298,134	298,250	Other current liabilities	—	(5,094)	—
FR	CCPE	271,575	1st. Quarter of 2008	US$	S	Export customers	248,445	248,553	Other current assets	23,022	20,460	(24,705)
FR	CCPE	247,150	1st. Quarter of 2008	US$	S	Export customers	248,445	248,553	Other current liabilities	—	(4,245)	—
FR	CCPE	178,336	1st. Quarter of 2008	EUR	S	Export customers	182,735	182,844	Other current liabilities	—	(2,848)	—
FR	CCPE	251,475	1st. Quarter of 2008	US$	S	Export customers	248,445	248,566	Other current assets	2,909	(4,245)	—
FR	CCPE	251,075	1st. Quarter of 2008	US$	S	Export customers	248,445	248,578	Other current assets	2,497	(4,245)	—
FR	CCPE	214,485	1st. Quarter of 2008	EUR	S	Export customers	219,282	219,426	Other current liabilities	—	(3,417)	—
FR	CCPE	357,360	1st. Quarter of 2008	EUR	S	Export customers	365,470	365,775	Other current liabilities	—	(2,080)	(3,615)
FR	CCPE	261,750	1st. Quarter of 2008	US$	S	Export customers	248,445	248,615	Other current assets	13,135	7,725	(11,970)
FR	CCPE	124,160	1st. Quarter of 2008	CAD	S	Export customers	126,565	126,869	Other current liabilities	—	(3,825)	4,083
FR	CCPE	250,425	1st. Quarter of 2008	US$	S	Export customers	248,445	248,627	Other current assets	1,798	(4,245)	—
FR	CCPE	178,348	1st. Quarter of 2008	EUR	S	Export customers	182,735	182,899	Other current liabilities	—	(2,848)	—
FR	CCPE	251,600	1st. Quarter of 2008	US$	S	Export customers	248,445	248,627	Other current assets	2,973	(4,245)	—
FR	CCPE	269,750	1st. Quarter of 2008	US$	S	Export customers	248,445	248,639	Other current assets	21,111	13,905	(18,150)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCPE	359,010	1st. Quarter of 2008	EUR	S	Export customers	365,470	365,819	Other current liabilities	—	(5,695)	—
FR	CCPE	251,630	1st. Quarter of 2008	US$	S	Export customers	248,445	248,639	Other current assets	2,991	(4,245)	—
FR	CCPE	261,765	1st. Quarter of 2008	US$	S	Export customers	248,445	248,651	Other current assets	13,114	7,125	(11,370)
FR	CCPE	250,125	1st. Quarter of 2008	US$	S	Export customers	248,445	248,651	Other current assets	1,474	(4,245)	—
FR	CCPE	214,500	1st. Quarter of 2008	EUR	S	Export customers	219,282	219,504	Other current liabilities	—	(3,417)	—
FR	CCPE	252,100	1st. Quarter of 2008	US$	S	Export customers	248,445	248,664	Other current assets	3,436	(4,245)	—
FR	CCPE	252,225	1st. Quarter of 2008	US$	S	Export customers	248,445	248,664	Other current assets	3,561	(4,245)	—
FR	CCPE	214,500	1st. Quarter of 2008	EUR	S	Export customers	219,282	219,517	Other current liabilities	—	(3,417)	—
FR	CCPE	262,150	1st. Quarter of 2008	US$	S	Export customers	248,445	248,701	Other current assets	13,449	6,205	(10,450)
FR	CCPE	103,850	1st. Quarter of 2008	CAD	S	Export customers	101,252	101,364	Other current assets	2,486	206	—
FR	CCPE	251,365	1st. Quarter of 2008	US$	S	Export customers	248,445	248,701	Other current assets	2,664	(4,245)	—
FR	CCPE	249,950	1st. Quarter of 2008	US$	S	Export customers	248,445	248,714	Other current assets	1,236	(4,245)	—
FR	CCPE	271,625	1st. Quarter of 2008	US$	S	Export customers	248,445	248,726	Other current assets	22,899	17,080	(21,325)
FR	CCPE	249,600	1st. Quarter of 2008	US$	S	Export customers	248,445	248,726	Other current assets	874	(4,245)	—
FR	CCPE	352,710	1st. Quarter of 2008	EUR	S	Export customers	365,470	365,990	Other current liabilities	—	(8,780)	3,085
FR	CCPE	150,318	1st. Quarter of 2008	CAD	S	Export customers	151,878	152,070	Other current liabilities	—	(3,636)	3,945
FR	CCPE	198,160	1st. Quarter of 2008	US$	S	Export customers	198,756	198,991	Other current liabilities	—	(3,396)	—
FR	CCPE	296,796	1st. Quarter of 2008	US$	S	Export customers	298,134	298,486	Other current liabilities	—	(5,094)	—
FR	CCPE	527,215	1st. Quarter of 2008	GBP	S	Export customers	494,715	494,923	Other current assets	32,292	(5,570)	(19,655)
FR	CCPE	197,800	1st. Quarter of 2008	US$	S	Export customers	198,756	199,001	Other current liabilities	—	(3,396)	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCPE	296,718	1st. Quarter of 2008	US$	S	Export customers	298,134	298,501	Other current liabilities	—	(5,094)	—
FR	CCPE	262,200	1st. Quarter of 2008	US$	S	Export customers	248,445	248,789	Other current assets	13,411	10,635	(14,880)
FR	CCPE	124,353	1st. Quarter of 2008	CAD	S	Export customers	126,565	126,752	Other current liabilities	—	(5,108)	5,365
FR	CCPE	358,715	1st. Quarter of 2008	EUR	S	Export customers	365,470	366,075	Other current liabilities	—	(3,760)	(1,935)
FR	CCPE	526,155	1st. Quarter of 2008	GBP	S	Export customers	494,715	494,949	Other current assets	31,206	(10,380)	(14,845)
FR	CCPE	296,778	1st. Quarter of 2008	US$	S	Export customers	298,134	298,547	Other current liabilities	—	(5,094)	—
FR	CCPE	493,000	1st. Quarter of 2008	US$	S	Export customers	496,890	497,603	Other current liabilities	—	(8,490)	—
FR	CCPE	261,875	1st. Quarter of 2008	US$	S	Export customers	248,445	248,814	Other current assets	13,061	11,060	(15,305)
FR	CCPE	248,625	1st. Quarter of 2008	US$	S	Export customers	248,445	248,814	Other current liabilities	—	(4,245)	—
FR	CCPE	260,905	1st. Quarter of 2008	GBP	S	Export customers	247,358	247,483	Other current assets	13,422	(12,613)	—
FR	CCPE	297,690	1st. Quarter of 2008	US$	S	Export customers	298,134	298,592	Other current liabilities	—	(5,094)	—
FR	CCPE	248,630	1st. Quarter of 2008	US$	S	Export customers	248,445	248,827	Other current liabilities	—	(4,245)	—
FR	CCPE	422,984	1st. Quarter of 2008	GBP	S	Export customers	395,772	395,981	Other current assets	27,003	(20,180)	—
FR	CCPE	1,000,660	1st. Quarter of 2008	US$	S	Export customers	993,780	995,358	Other current assets	5,302	(16,980)	—
FR	CCPE	422,940	1st. Quarter of 2008	GBP	S	Export customers	395,772	395,988	Other current assets	26,952	(20,180)	—
FR	CCPE	1,001,100	1st. Quarter of 2008	US$	S	Export customers	993,780	995,512	Other current assets	5,588	(16,980)	—
FR	CCPE	260,855	1st. Quarter of 2008	GBP	S	Export customers	247,358	247,506	Other current assets	13,349	(12,613)	—
FR	CCPE	503,700	1st. Quarter of 2008	US$	S	Export customers	496,890	497,756	Other current assets	5,944	(8,490)	—
FR	CCPE	180,805	1st. Quarter of 2008	EUR	S	Export customers	182,735	183,122	Other current liabilities	—	(6,710)	3,863

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCPE	125,288	1st. Quarter of 2008	CAD	S	Export customers	126,565	126,807	Other current liabilities	—	(11,583)	11,840
FR	CCPE	1,007,200	1st. Quarter of 2008	US$	S	Export customers	993,780	995,563	Other current assets	11,637	(16,980)	—
FR	CCPE	503,700	1st. Quarter of 2008	US$	S	Export customers	496,890	497,781	Other current assets	5,919	(8,490)	—
FR	CCPE	271,685	1st. Quarter of 2008	US$	S	Export customers	248,445	248,904	Other current assets	22,781	15,355	(19,600)
FR	CCPE	135,900	1st. Quarter of 2008	CAD	S	Export customers	126,565	126,814	Other current assets	9,086	257	—
FR	CCPE	507,450	1st. Quarter of 2008	US$	S	Export customers	496,890	497,807	Other current assets	9,643	(8,490)	—
FR	CCPE	506,450	1st. Quarter of 2008	US$	S	Export customers	496,890	497,833	Other current assets	8,617	(8,490)	—
FR	CCPE	104,924	1st. Quarter of 2008	CAD	S	Export customers	101,252	101,457	Other current assets	3,467	206	—
FR	CCPE	253,590	1st. Quarter of 2008	US$	S	Export customers	248,445	248,929	Other current assets	4,661	(4,245)	—
FR	CCPE	264,600	1st. Quarter of 2008	GBP	S	Export customers	247,358	247,538	Other current assets	17,062	(6,928)	(5,685)
FR	CCPE	357,695	1st. Quarter of 2008	EUR	S	Export customers	365,470	366,369	Other current liabilities	—	(18,375)	12,680
FR	CCPE	185,388	1st. Quarter of 2008	CAD	S	Export customers	177,191	177,588	Other current assets	7,800	360	—
FR	CCPE	253,700	1st. Quarter of 2008	US$	S	Export customers	248,445	248,968	Other current assets	4,732	(4,245)	—
FR	CCPE	505,000	1st. Quarter of 2008	US$	S	Export customers	496,890	497,962	Other current assets	7,038	(8,490)	—
FR	CCPE	222,516	1st. Quarter of 2008	EUR	S	Export customers	219,282	219,834	Other current assets	2,682	(3,417)	—
FR	CCPE	269,705	1st. Quarter of 2008	US$	S	Export customers	248,445	248,994	Other current assets	20,711	12,085	(16,330)
FR	CCPE	256,150	1st. Quarter of 2008	US$	S	Export customers	248,445	248,994	Other current assets	7,156	(4,245)	—
FR	CCPE	354,240	1st. Quarter of 2008	EUR	S	Export customers	365,470	366,432	Other current liabilities	—	(23,595)	17,900
FR	CCPE	262,983	1st. Quarter of 2008	GBP	S	Export customers	247,358	247,552	Other current assets	15,431	(9,885)	(2,728)
FR	CCPE	254,315	1st. Quarter of 2008	US$	S	Export customers	248,445	249,007	Other current assets	5,308	(4,245)	—
FR	CCPE	256,350	1st. Quarter of 2008	US$	S	Export customers	248,445	249,007	Other current assets	7,343	(4,245)	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCPE	155,328	1st. Quarter of 2008	CAD	S	Export customers	151,878	152,252	Other current assets	3,076	309	—
FR	CCPE	509,100	1st. Quarter of 2008	US$	S	Export customers	496,890	498,040	Other current assets	11,060	(8,490)	—
FR	CCPE	262,000	1st. Quarter of 2008	US$	S	Export customers	248,445	249,059	Other current assets	12,941	3,250	(7,495)
FR	CCPE	155,040	1st. Quarter of 2008	CAD	S	Export customers	151,878	152,277	Other current assets	2,763	309	—
FR	CCPE	205,484	1st. Quarter of 2008	US$	S	Export customers	198,756	199,248	Other current assets	6,236	(3,396)	—
FR	CCPE	512,720	1st. Quarter of 2008	US$	S	Export customers	496,890	498,145	Other current assets	14,575	(8,490)	—
FR	CCPE	271,875	1st. Quarter of 2008	US$	S	Export customers	248,445	249,086	Other current assets	22,789	11,075	(15,320)
FR	CCPE	266,825	1st. Quarter of 2008	GBP	S	Export customers	247,358	247,580	Other current assets	19,245	(10,113)	(2,500)
FR	CCPE	352,795	1st. Quarter of 2008	EUR	S	Export customers	365,470	366,555	Other current liabilities	—	(33,830)	28,135
FR	CCPE	124,440	1st. Quarter of 2008	CAD	S	Export customers	126,565	126,911	Other current liabilities	—	(5,653)	5,910
FR	CCPE	205,488	1st. Quarter of 2008	US$	S	Export customers	198,756	199,269	Other current assets	6,219	(3,396)	—
FR	CCPE	257,925	1st. Quarter of 2008	US$	S	Export customers	248,445	249,099	Other current assets	8,826	(4,245)	—
FR	CCPE	252,950	1st. Quarter of 2008	US$	S	Export customers	248,445	249,112	Other current assets	3,838	(4,245)	—
FR	CCPE	178,753	1st. Quarter of 2008	EUR	S	Export customers	182,735	183,329	Other current liabilities	—	(15,525)	12,678
FR	CCPE	125,305	1st. Quarter of 2008	CAD	S	Export customers	126,565	126,947	Other current liabilities	—	(4,110)	4,368
FR	CCPE	262,400	1st. Quarter of 2008	US$	S	Export customers	248,445	249,152	Other current assets	13,248	30	(4,275)
FR	CCPE	385,189	1st. Quarter of 2008	GBP	S	Export customers	366,089	366,454	Other current assets	18,735	(28,294)	9,627
FR	CCPE	252,975	1st. Quarter of 2008	US$	S	Export customers	248,445	249,165	Other current assets	3,810	(4,245)	—
FR	CCPE	272,025	1st. Quarter of 2008	US$	S	Export customers	248,445	249,179	Other current assets	22,846	15,090	(19,335)
FR	CCPE	525,830	1st. Quarter of 2008	GBP	S	Export customers	494,715	495,237	Other current assets	30,593	(19,335)	(5,890)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCPE	602,940	1st. Quarter of 2008	US$	S	Export customers	596,268	598,061	Other current assets	4,879	(6,672)	—
FR	CCPE	180,073	1st. Quarter of 2008	EUR	S	Export customers	182,735	183,400	Other current liabilities	—	(9,602)	6,755
FR	CCPE	600,420	1st. Quarter of 2008	US$	S	Export customers	596,268	598,190	Other current assets	2,230	(4,152)	—
FR	CCPE	248,950	1st. Quarter of 2008	US$	S	Export customers	248,445	249,259	Other current liabilities	—	(505)	—
FR	CCPE	124,870	1st. Quarter of 2008	CAD	S	Export customers	126,565	127,011	Other current liabilities	—	2,160	(1,903)
FR	CCPE	299,040	1st. Quarter of 2008	US$	S	Export customers	298,134	299,128	Other current liabilities	—	(906)	—
FR	CCPE	198,940	1st. Quarter of 2008	US$	S	Export customers	198,756	199,429	Other current liabilities	—	(184)	—
FR	CCPE	248,625	1st. Quarter of 2008	US$	S	Export customers	248,445	249,286	Other current liabilities	—	(180)	—
FR	CCPE	497,250	1st. Quarter of 2008	US$	S	Export customers	496,890	498,600	Other current liabilities	—	(360)	—
FR	CCPE	264,528	1st. Quarter of 2008	GBP	S	Export customers	247,358	247,673	Other current assets	16,855	(1,653)	(10,960)
FR	CCPE	357,965	1st. Quarter of 2008	EUR	S	Export customers	365,470	366,941	Other current liabilities	—	(13,380)	7,685
FR	CCPE	262,150	1st. Quarter of 2008	US$	S	Export customers	248,445	249,341	Other current assets	12,809	9,155	(13,400)
FR	CCPE	300,060	1st. Quarter of 2008	US$	S	Export customers	298,134	299,209	Other current assets	851	(1,926)	—
FR	CCPE	249,125	1st. Quarter of 2008	US$	S	Export customers	248,445	249,355	Other current liabilities	—	(680)	—
FR	CCPE	300,060	1st. Quarter of 2008	US$	S	Export customers	298,134	299,225	Other current assets	835	(1,926)	—
FR	CCPE	301,290	1st. Quarter of 2008	US$	S	Export customers	298,134	299,225	Other current assets	2,065	(3,156)	—
FR	CCPE	271,980	1st. Quarter of 2008	US$	S	Export customers	248,445	249,368	Other current assets	22,612	17,905	(22,150)
FR	CCPE	300,060	1st. Quarter of 2008	US$	S	Export customers	298,134	299,242	Other current assets	818	(1,926)	—
FR	CCPE	218,985	1st. Quarter of 2008	EUR	S	Export customers	219,282	220,188	Other current liabilities	—	297	—
FR	CCPE	301,290	1st. Quarter of 2008	US$	S	Export customers	298,134	299,242	Other current assets	2,048	(3,156)	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCPE	179,423	1st. Quarter of 2008	EUR	S	Export customers	182,735	183,500	Other current liabilities	—	(3,245)	398
FR	CCPE	698,040	1st. Quarter of 2008	US$	S	Export customers	695,646	698,270	Other current liabilities	—	(2,394)	—
FR	CCPE	200,524	1st. Quarter of 2008	US$	S	Export customers	198,756	199,506	Other current assets	1,018	(1,768)	—
FR	CCPE	902,358	1st. Quarter of 2008	US$	S	Export customers	894,402	897,825	Other current assets	4,533	(7,956)	—
FR	CCPE	214,455	1st. Quarter of 2008	EUR	S	Export customers	219,282	220,212	Other current liabilities	—	4,827	—
FR	CCPE	262,200	1st. Quarter of 2008	US$	S	Export customers	248,445	249,437	Other current assets	12,763	8,445	(12,690)
FR	CCPE	442,136	1st. Quarter of 2008	GBP	S	Export customers	420,508	421,106	Other current assets	21,030	(21,441)	—
FR	CCPE	288,144	1st. Quarter of 2008	EUR	S	Export customers	292,376	293,664	Other current liabilities	—	4,232	—
FR	CCPE	352,935	1st. Quarter of 2008	EUR	S	Export customers	365,470	367,100	Other current liabilities	—	(11,545)	5,850
FR	CCPE	449,100	1st. Quarter of 2008	US$	S	Export customers	447,201	449,012	Other current assets	88	(1,899)	—
FR	CCPE	272,025	1st. Quarter of 2008	US$	S	Export customers	248,445	249,465	Other current assets	22,560	18,855	(23,100)
FR	CCPE	429,054	1st. Quarter of 2008	EUR	S	Export customers	438,564	440,543	Other current liabilities	—	9,510	—
FR	CCPE	266,635	1st. Quarter of 2008	GBP	S	Export customers	247,358	247,725	Other current assets	18,910	8,110	(20,723)
FR	CCPE	74,121	1st. Quarter of 2008	CAD	S	Export customers	75,939	76,272	Other current liabilities	—	(747)	902
FR	CCPE	239,286	1st. Quarter of 2008	EUR	S	Export customers	241,210	242,312	Other current liabilities	—	6,089	(4,165)
FR	CCPE	347,935	1st. Quarter of 2008	US$	S	Export customers	347,823	349,270	Other current liabilities	—	(112)	—
FR	CCPE	262,550	1st. Quarter of 2008	US$	S	Export customers	248,445	249,534	Other current assets	13,016	10,505	(14,750)
FR	CCPE	178,855	1st. Quarter of 2008	EUR	S	Export customers	182,735	183,619	Other current liabilities	—	(3,648)	800
FR	CCPE	442,009	1st. Quarter of 2008	GBP	S	Export customers	420,508	421,177	Other current assets	20,832	2,907	(24,348)
FR	CCPE	272,050	1st. Quarter of 2008	US$	S	Export customers	248,445	249,562	Other current assets	22,488	19,895	(24,140)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCPE	180,863	1st. Quarter of 2008	EUR	S	Export customers	182,735	183,628	Other current liabilities	—	1,873	—
FR	CCPE	217,533	1st. Quarter of 2008	EUR	S	Export customers	219,282	220,366	Other current liabilities	—	(5,166)	1,749
FR	CCTE	354,585	1st. Quarter of 2008	EUR	S	Export customers	365,470	367,354	Other current liabilities	—	—	10,885
FR	CCTE	441,911	1st. Quarter of 2008	GBP	S	Export customers	420,508	421,231	Other current assets	20,680	—	(21,403)
FR	CCTE	253,806	2nd. Quarter of 2008	EUR	S	Export customers	255,829	257,161	Other current liabilities	—	—	2,023
FR	CCTE	263,305	2nd. Quarter of 2008	GBP	S	Export customers	247,358	247,794	Other current assets	15,511	—	(15,948)
FR	CCTE	180,248	2nd. Quarter of 2008	EUR	S	Export customers	182,735	183,706	Other current liabilities	—	—	2,488
FR	CCTE	178,908	2nd. Quarter of 2008	EUR	S	Export customers	182,735	183,745	Other current liabilities	—	—	3,828
FR	CCTE	124,945	2nd. Quarter of 2008	CAD	S	Export customers	126,565	127,253	Other current liabilities	—	—	1,620
FR	CCTE	446,989	2nd. Quarter of 2008	GBP	S	Export customers	425,455	426,252	Other current assets	20,737	—	(21,534)
FR	CCTE	263,283	2nd. Quarter of 2008	GBP	S	Export customers	247,358	247,832	Other current assets	15,451	—	(15,925)
FR	CCTE	353,305	2nd. Quarter of 2008	EUR	S	Export customers	365,470	367,547	Other current liabilities	—	—	12,165
FR	CCTE	262,375	2nd. Quarter of 2008	US$	S	Export customers	248,445	249,776	Other current assets	12,599	—	(13,930)
FR	CCTE	446,955	2nd. Quarter of 2008	GBP	S	Export customers	425,455	426,319	Other current assets	20,636	—	(21,500)
FR	CCTE	124,268	2nd. Quarter of 2008	CAD	S	Export customers	126,565	127,313	Other current liabilities	—	—	2,298
FR	CCTE	180,073	2nd. Quarter of 2008	EUR	S	Export customers	182,735	183,830	Other current liabilities	—	—	2,663
FR	CCTE	446,912	2nd. Quarter of 2008	GBP	S	Export customers	425,455	426,348	Other current assets	20,564	—	(21,457)
FR	CCTE	177,653	2nd. Quarter of 2008	EUR	S	Export customers	182,735	183,878	Other current liabilities	—	—	5,083
FR	CCTE	262,450	2nd. Quarter of 2008	US$	S	Export customers	248,445	249,936	Other current assets	12,514	—	(14,005)
FR	CCTE	124,945	2nd. Quarter of 2008	CAD	S	Export customers	126,565	127,359	Other current liabilities	—	—	1,620

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCTE	446,835	2nd. Quarter of 2008	GBP	S	Export customers	425,455	426,387	Other current assets	20,448	—	(21,380)
FR	CCTE	354,745	2nd. Quarter of 2008	EUR	S	Export customers	365,470	367,830	Other current liabilities	—	—	10,725
FR	CCTE	262,645	2nd. Quarter of 2008	US$	S	Export customers	248,445	250,039	Other current assets	12,606	—	(14,200)
FR	CCTE	102,716	2nd. Quarter of 2008	CAD	S	Export customers	101,252	101,930	Other current assets	786	—	(1,464)
FR	CCTE	446,749	2nd. Quarter of 2008	GBP	S	Export customers	425,455	426,456	Other current assets	20,293	—	(21,294)
FR	CCTE	181,533	2nd. Quarter of 2008	EUR	S	Export customers	182,735	183,952	Other current liabilities	—	—	1,203
FR	CCTE	178,920	2nd. Quarter of 2008	EUR	S	Export customers	182,735	184,008	Other current liabilities	—	—	3,815
FR	CCTE	352,925	2nd. Quarter of 2008	EUR	S	Export customers	365,470	368,015	Other current liabilities	—	—	12,545
FR	CCTE	125,005	2nd. Quarter of 2008	CAD	S	Export customers	126,565	127,467	Other current liabilities	—	—	1,560
FR	CCTE	262,725	2nd. Quarter of 2008	US$	S	Export customers	248,445	250,143	Other current assets	12,582	—	(14,280)
FR	CCTE	492,067	2nd. Quarter of 2008	GBP	S	Export customers	469,979	471,175	Other current assets	20,892	—	(22,088)
FR	CCTE	181,565	2nd. Quarter of 2008	EUR	S	Export customers	182,735	184,035	Other current liabilities	—	—	1,170
FR	CCTE	216,603	2nd. Quarter of 2008	EUR	S	Export customers	219,282	220,886	Other current liabilities	—	—	2,679
FR	CCTE	124,585	2nd. Quarter of 2008	CAD	S	Export customers	126,565	127,521	Other current liabilities	—	—	1,980
FR	CCTE	262,625	2nd. Quarter of 2008	US$	S	Export customers	248,445	250,249	Other current assets	12,376	—	(14,180)
FR	CCTE	492,010	2nd. Quarter of 2008	GBP	S	Export customers	469,979	471,243	Other current assets	20,767	—	(22,031)
FR	CCTE	491,991	2nd. Quarter of 2008	GBP	S	Export customers	469,979	471,277	Other current assets	20,714	—	(22,012)
FR	CCTE	178,960	2nd. Quarter of 2008	EUR	S	Export customers	182,735	184,135	Other current liabilities	—	—	3,775
FR	CCTE	491,958	2nd. Quarter of 2008	GBP	S	Export customers	469,979	471,324	Other current assets	20,634	—	(21,978)
FR	CCTE	262,625	2nd. Quarter of 2008	US$	S	Export customers	248,445	250,371	Other current assets	12,254	—	(14,180)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCTE	125,003	2nd. Quarter of 2008	CAD	S	Export customers	126,565	127,584	Other current liabilities	—	—	1,563
FR	CCTE	355,025	2nd. Quarter of 2008	EUR	S	Export customers	365,470	368,341	Other current liabilities	—	—	10,445
FR	CCTE	216,651	2nd. Quarter of 2008	EUR	S	Export customers	219,282	221,037	Other current liabilities	—	—	2,631
FR	CCTE	262,850	2nd. Quarter of 2008	US$	S	Export customers	248,445	250,464	Other current assets	12,386	—	(14,405)
FR	CCTE	102,776	2nd. Quarter of 2008	CAD	S	Export customers	101,252	102,118	Other current assets	658	—	(1,524)
FR	CCTE	353,665	2nd. Quarter of 2008	EUR	S	Export customers	365,470	368,448	Other current liabilities	—	—	11,805
FR	CCTE	491,867	2nd. Quarter of 2008	GBP	S	Export customers	469,979	471,453	Other current assets	20,414	—	(21,888)
FR	CCTE	414,188	2nd. Quarter of 2008	GBP	S	Export customers	395,772	397,044	Other current assets	17,144	—	(18,416)
FR	CCTE	363,280	2nd. Quarter of 2008	EUR	S	Export customers	365,470	368,554	Other current liabilities	—	—	2,190
FR	CCTE	125,068	2nd. Quarter of 2008	CAD	S	Export customers	126,565	127,712	Other current liabilities	—	—	1,498
FR	CCTE	262,405	2nd. Quarter of 2008	GBP	S	Export customers	247,358	248,171	Other current assets	14,234	—	(15,048)
FR	CCTE	262,950	2nd. Quarter of 2008	US$	S	Export customers	248,445	250,620	Other current assets	12,330	—	(14,505)
FR	CCTE	353,690	2nd. Quarter of 2008	EUR	S	Export customers	365,470	368,658	Other current liabilities	—	—	11,780
FR	CCTE	262,800	2nd. Quarter of 2008	US$	S	Export customers	248,445	250,699	Other current assets	12,101	—	(14,355)
FR	CCTE	355,145	2nd. Quarter of 2008	EUR	S	Export customers	365,470	368,693	Other current liabilities	—	—	10,325
FR	CCTE	124,650	2nd. Quarter of 2008	CAD	S	Export customers	126,565	127,769	Other current liabilities	—	—	1,915
FR	CCTE	263,000	2nd. Quarter of 2008	US$	S	Export customers	248,445	250,794	Other current assets	12,206	—	(14,555)
FR	CCTE	262,788	2nd. Quarter of 2008	GBP	S	Export customers	247,358	248,242	Other current assets	14,546	—	(15,430)
FR	CCTE	363,365	2nd. Quarter of 2008	EUR	S	Export customers	365,470	368,796	Other current liabilities	—	—	2,105
FR	CCTE	124,758	2nd. Quarter of 2008	CAD	S	Export customers	126,565	127,818	Other current liabilities	—	—	1,808

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCTE	262,395	2nd. Quarter of 2008	GBP	S	Export customers	247,358	248,262	Other current assets	14,133	—	(15,038)
FR	CCTE	353,230	2nd. Quarter of 2008	EUR	S	Export customers	365,470	368,881	Other current liabilities	—	—	12,240
FR	CCTE	262,825	2nd. Quarter of 2008	US$	S	Export customers	248,445	250,907	Other current assets	11,918	—	(14,380)
FR	CCTE	414,060	2nd. Quarter of 2008	GBP	S	Export customers	395,772	397,261	Other current assets	16,799	—	(18,288)
FR	CCTE	74,408	2nd. Quarter of 2008	CAD	S	Export customers	75,939	76,725	Other current liabilities	—	—	1,532
FR	CCTE	181,190	2nd. Quarter of 2008	EUR	S	Export customers	182,735	184,502	Other current liabilities	—	—	1,545
FR	CCTE	413,996	2nd. Quarter of 2008	GBP	S	Export customers	395,772	397,336	Other current assets	16,660	—	(18,224)
FR	CCTE	355,350	3rd. Quarter of 2008	EUR	S	Export customers	365,470	369,043	Other current liabilities	—	—	10,120
FR	CCTE	125,155	3rd. Quarter of 2008	CAD	S	Export customers	126,565	127,938	Other current liabilities	—	—	1,410
FR	CCTE	218,753	3rd. Quarter of 2008	EUR	S	Export customers	211,973	214,101	Other current assets	4,652	—	(6,780)
FR	CCTE	255,095	3rd. Quarter of 2008	US$	S	Export customers	248,445	251,174	Other current assets	3,921	—	(6,650)
FR	CCTE	355,425	3rd. Quarter of 2008	EUR	S	Export customers	365,470	369,197	Other current liabilities	—	—	10,045
FR	CCTE	262,623	3rd. Quarter of 2008	GBP	S	Export customers	247,358	248,404	Other current assets	14,219	—	(15,265)
FR	CCTE	353,835	3rd. Quarter of 2008	EUR	S	Export customers	365,470	369,293	Other current liabilities	—	—	11,635
FR	CCTE	124,718	3rd. Quarter of 2008	CAD	S	Export customers	126,565	128,030	Other current liabilities	—	—	1,848
FR	CCTE	255,130	3rd. Quarter of 2008	US$	S	Export customers	248,445	251,295	Other current assets	3,835	—	(6,685)
FR	CCTE	353,260	3rd. Quarter of 2008	EUR	S	Export customers	365,470	369,427	Other current liabilities	—	—	12,210
FR	CCTE	103,014	3rd. Quarter of 2008	CAD	S	Export customers	101,252	102,467	Other current assets	547	—	(1,762)
FR	CCTE	525,210	3rd. Quarter of 2008	GBP	S	Export customers	494,715	497,004	Other current assets	28,206	—	(30,495)
FR	CCTE	353,285	3rd. Quarter of 2008	EUR	S	Export customers	365,470	369,561	Other current liabilities	—	—	12,185

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCTE	124,903	3rd. Quarter of 2008	CAD	S	Export customers	126,565	128,138	Other current liabilities	—	—	1,663
FR	CCTE	349,200	3rd. Quarter of 2008	EUR	S	Export customers	350,851	354,816	Other current liabilities	—	—	1,651
FR	CCTE	441,601	3rd. Quarter of 2008	GBP	S	Export customers	415,561	417,568	Other current assets	24,033	—	(26,040)
FR	CCTE	208,040	3rd. Quarter of 2008	GBP	S	Export customers	197,886	198,865	Other current assets	9,175	—	(10,154)
FR	CCTE	578,237	3rd. Quarter of 2008	GBP	S	Export customers	544,187	546,879	Other current assets	31,358	—	(34,051)
FR	CCTE	355,675	3rd. Quarter of 2008	EUR	S	Export customers	365,470	369,696	Other current liabilities	—	—	9,795
FR	CCTE	125,238	3rd. Quarter of 2008	CAD	S	Export customers	126,565	128,192	Other current liabilities	—	—	1,328
FR	CCTE	578,182	3rd. Quarter of 2008	GBP	S	Export customers	544,187	546,927	Other current assets	31,255	—	(33,996)
FR	CCTE	360,805	3rd. Quarter of 2008	EUR	S	Export customers	365,470	369,811	Other current liabilities	—	—	4,665
FR	CCTE	578,100	3rd. Quarter of 2008	GBP	S	Export customers	544,187	546,992	Other current assets	31,108	—	(33,913)
FR	CCTE	124,950	3rd. Quarter of 2008	CAD	S	Export customers	126,565	128,254	Other current liabilities	—	—	1,615
FR	CCTE	181,888	3rd. Quarter of 2008	EUR	S	Export customers	182,735	184,934	Other current liabilities	—	—	848
FR	CCTE	354,020	3rd. Quarter of 2008	EUR	S	Export customers	365,470	369,945	Other current liabilities	—	—	11,450
FR	CCTE	124,808	3rd. Quarter of 2008	CAD	S	Export customers	126,565	128,293	Other current liabilities	—	—	1,758
FR	CCTE	578,078	3rd. Quarter of 2008	GBP	S	Export customers	544,187	547,106	Other current assets	30,972	—	(33,891)
FR	CCTE	262,445	3rd. Quarter of 2008	GBP	S	Export customers	247,358	248,700	Other current assets	13,745	—	(15,088)
FR	CCTE	578,017	3rd. Quarter of 2008	GBP	S	Export customers	544,187	547,139	Other current assets	30,878	—	(33,831)
FR	CCTE	180,208	3rd. Quarter of 2008	EUR	S	Export customers	182,735	185,001	Other current liabilities	—	—	2,528
FR	CCTE	177,943	3rd. Quarter of 2008	EUR	S	Export customers	182,735	185,039	Other current liabilities	—	—	4,793
FR	CCTE	74,511	3rd. Quarter of 2008	CAD	S	Export customers	75,939	77,008	Other current liabilities	—	—	1,428

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCTE	420,648	3rd. Quarter of 2008	GBP	S	Export customers	395,772	397,992	Other current assets	22,656	—	(24,876)
FR	CCTE	188,690	3rd. Quarter of 2008	EUR	S	Export customers	182,735	185,049	Other current assets	3,641	—	(5,955)
FR	CCTE	181,888	3rd. Quarter of 2008	EUR	S	Export customers	182,735	185,068	Other current liabilities	—	—	848
FR	CCTE	363,785	3rd. Quarter of 2008	EUR	S	Export customers	365,470	370,212	Other current liabilities	—	—	1,685
FR	CCTE	208,494	3rd. Quarter of 2008	GBP	S	Export customers	197,886	199,051	Other current assets	9,443	—	(10,608)
FR	CCTE	100,266	3rd. Quarter of 2008	CAD	S	Export customers	101,252	102,740	Other current liabilities	—	—	986
FR	CCTE	355,975	3rd. Quarter of 2008	EUR	S	Export customers	365,470	370,289	Other current liabilities	—	—	9,495
FR	CCTE	435,002	3rd. Quarter of 2008	GBP	S	Export customers	415,561	418,060	Other current assets	16,942	—	(19,442)
FR	CCTE	361,160	3rd. Quarter of 2008	EUR	S	Export customers	365,470	370,384	Other current liabilities	—	—	4,310
FR	CCTE	125,143	3rd. Quarter of 2008	CAD	S	Export customers	126,565	128,472	Other current liabilities	—	—	1,423
FR	CCTE	354,120	3rd. Quarter of 2008	EUR	S	Export customers	365,470	370,480	Other current liabilities	—	—	11,350
FR	CCTE	124,603	3rd. Quarter of 2008	CAD	S	Export customers	126,565	128,511	Other current liabilities	—	—	1,963
FR	CCTE	489,967	3rd. Quarter of 2008	GBP	S	Export customers	469,979	472,925	Other current assets	17,042	—	(19,988)
FR	CCTE	363,865	3rd. Quarter of 2008	EUR	S	Export customers	365,470	370,518	Other current liabilities	—	—	1,605
FR	CCTE	262,370	3rd. Quarter of 2008	GBP	S	Export customers	247,358	248,956	Other current assets	13,414	—	(15,013)
FR	CCTE	249,173	3rd. Quarter of 2008	EUR	S	Export customers	241,210	244,605	Other current assets	4,568	—	(7,963)
FR	CCTE	178,093	3rd. Quarter of 2008	EUR	S	Export customers	182,735	185,335	Other current liabilities	—	—	4,643
FR	CCTE	100,290	3rd. Quarter of 2008	CAD	S	Export customers	101,252	102,872	Other current liabilities	—	—	962
FR	CCTE	262,383	3rd. Quarter of 2008	GBP	S	Export customers	247,358	248,980	Other current assets	13,403	—	(15,025)
FR	CCTE	363,820	3rd. Quarter of 2008	EUR	S	Export customers	365,470	370,766	Other current liabilities	—	—	1,650

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCTE	208,428	4th. Quarter of 2008	GBP	S	Export customers	197,886	199,229	Other current assets	9,199	—	(10,542)
FR	CCTE	355,700	4th. Quarter of 2008	EUR	S	Export customers	365,470	370,880	Other current liabilities	—	—	9,770
FR	CCTE	150,900	4th. Quarter of 2008	CAD	S	Export customers	151,878	154,412	Other current liabilities	—	—	978
FR	CCTE	180,128	4th. Quarter of 2008	EUR	S	Export customers	182,735	185,440	Other current liabilities	—	—	2,608
FR	CCTE	262,370	4th. Quarter of 2008	GBP	S	Export customers	247,358	249,094	Other current assets	13,276	—	(15,013)
FR	CCTE	180,480	4th. Quarter of 2008	EUR	S	Export customers	182,735	185,468	Other current liabilities	—	—	2,255
FR	CCTE	412,308	4th. Quarter of 2008	GBP	S	Export customers	395,772	398,616	Other current assets	13,692	—	(16,536)
FR	CCTE	354,285	4th. Quarter of 2008	EUR	S	Export customers	365,470	371,051	Other current liabilities	—	—	11,185
FR	CCTE	49,854	4th. Quarter of 2008	CAD	S	Export customers	50,626	51,499	Other current liabilities	—	—	772
FR	CCTE	415,212	4th. Quarter of 2008	GBP	S	Export customers	395,772	398,643	Other current assets	16,569	—	(19,440)
FR	CCTE	361,875	4th. Quarter of 2008	EUR	S	Export customers	365,470	371,146	Other current liabilities	—	—	3,595
FR	CCTE	472,847	4th. Quarter of 2008	GBP	S	Export customers	445,244	448,549	Other current assets	24,298	—	(27,603)
FR	CCTE	103,306	4th. Quarter of 2008	CAD	S	Export customers	101,252	103,042	Other current assets	264	—	(2,054)
FR	CCTE	262,305	4th. Quarter of 2008	GBP	S	Export customers	247,358	249,211	Other current assets	13,094	—	(14,948)
FR	CCTE	158,630	4th. Quarter of 2008	EUR	S	Export customers	153,497	155,905	Other current assets	2,725	—	(5,132)
FR	CCTE	177,888	4th. Quarter of 2008	EUR	S	Export customers	182,735	185,640	Other current liabilities	—	—	4,848
FR	CCTE	151,071	4th. Quarter of 2008	CAD	S	Export customers	151,878	154,611	Other current liabilities	—	—	807
FR	CCTE	472,793	4th. Quarter of 2008	GBP	S	Export customers	445,244	448,656	Other current assets	24,137	—	(27,549)
FR	CCTE	327,650	4th. Quarter of 2008	EUR	S	Export customers	328,923	334,203	Other current liabilities	—	—	1,274
FR	CCTE	355,830	4th. Quarter of 2008	EUR	S	Export customers	365,470	371,450	Other current liabilities	—	—	9,640

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCTE	208,334	4th. Quarter of 2008	GBP	S	Export customers	197,886	199,457	Other current assets	8,877	—	(10,448)
FR	CCTE	100,722	4th. Quarter of 2008	CAD	S	Export customers	101,252	103,131	Other current liabilities	—	—	530
FR	CCTE	99,808	4th. Quarter of 2008	CAD	S	Export customers	101,252	103,163	Other current liabilities	—	—	1,444
FR	CCTE	361,790	4th. Quarter of 2008	EUR	S	Export customers	365,470	371,545	Other current liabilities	—	—	3,680
FR	CCTE	180,338	4th. Quarter of 2008	EUR	S	Export customers	182,735	185,773	Other current liabilities	—	—	2,398
FR	CCTE	415,036	4th. Quarter of 2008	GBP	S	Export customers	395,772	399,026	Other current assets	16,010	—	(19,264)
FR	CCTE	218,670	4th. Quarter of 2008	EUR	S	Export customers	219,282	222,973	Other current liabilities	—	—	612
FR	CCTE	354,430	4th. Quarter of 2008	EUR	S	Export customers	365,470	371,678	Other current liabilities	—	—	11,040
FR	CCTE	74,810	4th. Quarter of 2008	CAD	S	Export customers	75,939	77,406	Other current liabilities	—	—	1,130
FR	CCTE	125,500	4th. Quarter of 2008	CAD	S	Export customers	126,565	129,034	Other current liabilities	—	—	1,065
FR	CCTE	524,395	4th. Quarter of 2008	GBP	S	Export customers	494,715	498,906	Other current assets	25,489	—	(29,680)
FR	CCTE	254,972	4th. Quarter of 2008	EUR	S	Export customers	255,829	260,227	Other current liabilities	—	—	858
FR	CCTE	262,395	4th. Quarter of 2008	GBP	S	Export customers	247,358	249,488	Other current assets	12,907	—	(15,038)
FR	CCTE	196,531	4th. Quarter of 2008	EUR	S	Export customers	190,044	193,341	Other current assets	3,190	—	(6,487)
FR	CCTE	100,732	4th. Quarter of 2008	CAD	S	Export customers	101,252	103,259	Other current liabilities	—	—	520
FR	CCTE	180,825	4th. Quarter of 2008	EUR	S	Export customers	182,735	185,924	Other current liabilities	—	—	1,910
FR	CCTE	262,183	4th. Quarter of 2008	GBP	S	Export customers	247,358	249,515	Other current assets	12,668	—	(14,825)
FR	CCTE	125,465	4th. Quarter of 2008	CAD	S	Export customers	126,565	129,098	Other current liabilities	—	—	1,100
FR	CCTE	180,460	4th. Quarter of 2008	EUR	S	Export customers	182,735	185,981	Other current liabilities	—	—	2,275
FR	CCTE	355,935	4th. Quarter of 2008	EUR	S	Export customers	365,470	371,981	Other current liabilities	—	—	9,535

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCTE	208,254	4th. Quarter of 2008	GBP	S	Export customers	197,886	199,662	Other current assets	8,592	—	(10,368)
FR	CCTE	100,846	4th. Quarter of 2008	CAD	S	Export customers	101,252	103,317	Other current liabilities	—	—	406
FR	CCTE	180,905	4th. Quarter of 2008	EUR	S	Export customers	182,735	186,047	Other current liabilities	—	—	1,830
FR	CCTE	362,005	4th. Quarter of 2008	EUR	S	Export customers	365,470	372,113	Other current liabilities	—	—	3,465
FR	CCTE	262,188	4th. Quarter of 2008	GBP	S	Export customers	247,358	249,642	Other current assets	12,546	—	(14,830)
FR	CCTE	354,560	4th. Quarter of 2008	EUR	S	Export customers	365,470	372,208	Other current liabilities	—	—	10,910
FR	CCTE	49,897	4th. Quarter of 2008	CAD	S	Export customers	50,626	51,694	Other current liabilities	—	—	729
FR	CCTE	262,333	4th. Quarter of 2008	GBP	S	Export customers	247,358	249,678	Other current assets	12,655	—	(14,975)
FR	CCTE	181,409	4th. Quarter of 2008	EUR	S	Export customers	175,426	178,687	Other current assets	2,722	—	(5,983)
FR	CCTE	178,005	4th. Quarter of 2008	EUR	S	Export customers	182,735	186,170	Other current liabilities	—	—	4,730
FR	CCTE	125,605	4th. Quarter of 2008	CAD	S	Export customers	126,565	129,291	Other current liabilities	—	—	960
FR	CCTE	440,231	4th. Quarter of 2008	GBP	S	Export customers	415,561	419,568	Other current assets	20,663	—	(24,671)
FR	CCTE	262,115	4th. Quarter of 2008	GBP	S	Export customers	247,358	249,777	Other current assets	12,338	—	(14,758)
FR	CCTE	100,856	4th. Quarter of 2008	CAD	S	Export customers	101,252	103,476	Other current liabilities	—	—	396
FR	CCTE	182,350	4th. Quarter of 2008	EUR	S	Export customers	182,735	186,235	Other current liabilities	—	—	385
FR	CCTE	440,105	4th. Quarter of 2008	GBP	S	Export customers	415,561	419,658	Other current assets	20,447	—	(24,545)
FR	CCTE	406,704	1st. Quarter of 2009	GBP	S	Export customers	395,772	395,760	Other current assets	10,944	—	(10,932)
FR	CCTE	218,202	1st. Quarter of 2009	EUR	S	Export customers	219,282	219,291	Other current liabilities	—	—	1,080
FR	CCTE	361,760	1st. Quarter of 2009	EUR	S	Export customers	365,470	372,653	Other current liabilities	—	—	3,710
FR	CCTE	437,228	1st. Quarter of 2009	GBP	S	Export customers	425,455	425,442	Other current assets	11,786	—	(11,773)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCTE	218,202	1st. Quarter of 2009	EUR	S	Export customers	219,282	219,291	Other current liabilities	—	—	1,080
FR	CCTE	101,112	1st. Quarter of 2009	CAD	S	Export customers	101,252	103,575	Other current liabilities	—	—	140
FR	CCTE	362,018	1st. Quarter of 2009	EUR	S	Export customers	365,470	372,781	Other current liabilities	—	—	3,452
FR	CCTE	182,833	1st. Quarter of 2009	CAD	S	Export customers	177,191	181,256	Other current assets	1,577	—	(5,642)
FR	CCTE	362,053	1st. Quarter of 2009	EUR	S	Export customers	365,470	372,909	Other current liabilities	—	—	3,417
FR	CCTE	436,927	1st. Quarter of 2009	GBP	S	Export customers	425,455	425,441	Other current assets	11,486	—	(11,472)
FR	CCTE	365,070	1st. Quarter of 2009	EUR	S	Export customers	365,470	373,110	Other current liabilities	—	—	400
FR	CCTE	436,820	1st. Quarter of 2009	GBP	S	Export customers	425,455	425,441	Other current assets	11,379	—	(11,365)
FR	CCTE	365,150	1st. Quarter of 2009	EUR	S	Export customers	365,470	373,237	Other current liabilities	—	—	320
FR	CCTE	363,570	1st. Quarter of 2009	EUR	S	Export customers	365,470	365,486	Other current liabilities	—	—	1,900
FR	CCTE	101,210	1st. Quarter of 2009	CAD	S	Export customers	101,252	103,772	Other current liabilities	—	—	42
FR	CCTE	280,123	1st. Quarter of 2009	EUR	S	Export customers	270,448	276,316	Other current assets	3,807	—	(9,676)
FR	CCTE	183,005	1st. Quarter of 2009	CAD	S	Export customers	177,191	181,612	Other current assets	1,393	—	(5,814)
FR	CCTE	363,570	1st. Quarter of 2009	EUR	S	Export customers	365,470	365,486	Other current liabilities	—	—	1,900
FR	CCTE	426,350	1st. Quarter of 2009	GBP	S	Export customers	415,561	415,547	Other current assets	10,803	—	(10,790)
FR	CCTE	366,480	1st. Quarter of 2009	EUR	S	Export customers	365,470	373,617	Other current liabilities	—	—	(1,010)
FR	CCTE	426,245	1st. Quarter of 2009	GBP	S	Export customers	415,561	415,546	Other current assets	10,699	—	(10,685)
FR	CCTE	366,545	1st. Quarter of 2009	EUR	S	Export customers	365,470	373,744	Other current liabilities	—	—	(1,075)
FR	CCTE	363,545	1st. Quarter of 2009	EUR	S	Export customers	365,470	365,487	Other current liabilities	—	—	1,925
FR	CCTE	426,140	1st. Quarter of 2009	GBP	S	Export customers	415,561	415,546	Other current assets	10,594	—	(10,580)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCTE	439,944	1st. Quarter of 2009	EUR	S	Export customers	438,564	448,644	Other current liabilities	—	—	(1,380)
FR	CCTE	101,220	1st. Quarter of 2009	CAD	S	Export customers	101,252	103,933	Other current liabilities	—	—	32
FR	CCTE	156,936	1st. Quarter of 2009	CAD	S	Export customers	151,878	155,909	Other current assets	1,027	—	(5,058)
FR	CCTE	363,545	1st. Quarter of 2009	EUR	S	Export customers	365,470	365,487	Other current liabilities	—	—	1,925
FR	CCTE	469,650	1st. Quarter of 2009	EUR	S	Export customers	453,183	463,754	Other current assets	5,896	—	(16,467)
FR	CCTE	218,127	1st. Quarter of 2009	EUR	S	Export customers	219,282	219,292	Other current liabilities	—	—	1,155
FR	CCTE	218,127	1st. Quarter of 2009	EUR	S	Export customers	219,282	219,292	Other current liabilities	—	—	1,155
FR	CCTE	517,079	2nd. Quarter of 2009	GBP	S	Export customers	504,609	504,591	Other current assets	12,488	—	(12,470)
FR	CCTE	366,800	2nd. Quarter of 2009	EUR	S	Export customers	365,470	374,247	Other current liabilities	—	—	(1,330)
FR	CCTE	135,160	2nd. Quarter of 2009	CAD	S	Export customers	126,565	130,053	Other current assets	5,107	—	(8,595)
FR	CCTE	114,465	2nd. Quarter of 2009	CAD	S	Export customers	126,565	126,572	Other current liabilities	—	—	12,100
FR	CCTE	516,926	2nd. Quarter of 2009	GBP	S	Export customers	504,609	504,591	Other current assets	12,335	—	(12,317)
FR	CCTE	366,865	2nd. Quarter of 2009	EUR	S	Export customers	365,470	374,390	Other current liabilities	—	—	(1,395)
FR	CCTE	363,545	2nd. Quarter of 2009	EUR	S	Export customers	365,470	365,488	Other current liabilities	—	—	1,925
FR	CCTE	330,210	2nd. Quarter of 2009	EUR	S	Export customers	328,923	336,999	Other current liabilities	—	—	(1,287)
FR	CCTE	363,545	2nd. Quarter of 2009	EUR	S	Export customers	365,470	365,488	Other current liabilities	—	—	1,925
FR	CCTE	114,500	2nd. Quarter of 2009	CAD	S	Export customers	126,565	126,572	Other current liabilities	—	—	12,065
FR	CCTE	135,220	2nd. Quarter of 2009	CAD	S	Export customers	126,565	130,202	Other current assets	5,018	—	(8,655)
FR	CCTE	289,128	2nd. Quarter of 2009	EUR	S	Export customers	292,376	292,391	Other current liabilities	—	—	3,248
FR	CCTE	416,961	2nd. Quarter of 2009	EUR	S	Export customers	402,017	412,084	Other current assets	4,877	—	(14,944)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCTE	372,745	2nd. Quarter of 2009	EUR	S	Export customers	365,470	374,746	Other current liabilities	—	—	(7,275)
FR	CCTE	135,223	2nd. Quarter of 2009	CAD	S	Export customers	126,565	130,259	Other current assets	4,964	—	(8,658)
FR	CCTE	372,830	2nd. Quarter of 2009	EUR	S	Export customers	365,470	374,871	Other current liabilities	—	—	(7,360)
FR	CCTE	114,588	2nd. Quarter of 2009	CAD	S	Export customers	126,565	126,572	Other current liabilities	—	—	11,978
FR	CCTE	361,385	2nd. Quarter of 2009	EUR	S	Export customers	365,470	365,489	Other current liabilities	—	—	4,085
FR	CCTE	372,880	2nd. Quarter of 2009	EUR	S	Export customers	365,470	374,942	Other current liabilities	—	—	(7,410)
FR	CCTE	361,410	2nd. Quarter of 2009	EUR	S	Export customers	365,470	365,489	Other current liabilities	—	—	4,060
FR	CCTE	108,172	2nd. Quarter of 2009	CAD	S	Export customers	101,252	104,287	Other current assets	3,885	—	(6,920)
FR	CCTE	361,410	2nd. Quarter of 2009	EUR	S	Export customers	365,470	365,489	Other current liabilities	—	—	4,060
FR	CCTE	108,202	2nd. Quarter of 2009	CAD	S	Export customers	101,252	104,326	Other current assets	3,876	—	(6,950)
FR	CCTE	470,406	2nd. Quarter of 2009	EUR	S	Export customers	453,183	465,191	Other current assets	5,215	—	(17,224)
FR	CCTE	137,535	2nd. Quarter of 2009	CAD	S	Export customers	151,878	151,887	Other current liabilities	—	—	14,343
FR	CCTE	298,468	2nd. Quarter of 2009	EUR	S	Export customers	292,376	300,194	Other current liabilities	—	—	(6,092)
FR	CCTE	361,410	2nd. Quarter of 2009	EUR	S	Export customers	365,470	365,490	Other current liabilities	—	—	4,060
FR	CCTE	298,536	2nd. Quarter of 2009	EUR	S	Export customers	292,376	300,293	Other current liabilities	—	—	(6,160)
FR	CCTE	108,208	2nd. Quarter of 2009	CAD	S	Export customers	101,252	104,405	Other current assets	3,803	—	(6,956)
FR	CCTE	223,953	2nd. Quarter of 2009	EUR	S	Export customers	219,282	225,294	Other current liabilities	—	—	(4,671)
FR	CCTE	108,238	2nd. Quarter of 2009	CAD	S	Export customers	101,252	104,478	Other current assets	3,760	—	(6,986)
FR	CCTE	361,435	2nd. Quarter of 2009	EUR	S	Export customers	365,470	365,490	Other current liabilities	—	—	4,035
FR	CCTE	257,978	2nd. Quarter of 2009	EUR	S	Export customers	248,520	255,417	Other current assets	2,561	—	(9,459)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCTE	289,128	3rd. Quarter of 2009	EUR	S	Export customers	292,376	292,393	Other current liabilities	—	—	3,248
FR	CCTE	289,148	3rd. Quarter of 2009	EUR	S	Export customers	292,376	292,393	Other current liabilities	—	—	3,228
FR	CCTE	289,148	3rd. Quarter of 2009	EUR	S	Export customers	292,376	292,393	Other current liabilities	—	—	3,228
FR	CCTE	202,891	3rd. Quarter of 2009	EUR	S	Export customers	204,663	204,675	Other current liabilities	—	—	1,772
FR	CCTE	258,253	3rd. Quarter of 2009	EUR	S	Export customers	255,829	255,844	Other current assets	2,409	—	(2,424)
FR	CCTE	229,493	3rd. Quarter of 2009	EUR	S	Export customers	230,246	230,260	Other current liabilities	—	—	753
FR	CCTE	232,443	3rd. Quarter of 2009	EUR	S	Export customers	230,246	230,260	Other current assets	2,183	—	(2,197)
FR	CCTE	327,339	3rd. Quarter of 2009	EUR	S	Export customers	328,923	328,944	Other current liabilities	—	—	1,584
FR	CCTE	504,560	3rd. Quarter of 2009	GBP	S	Export customers	494,715	494,691	Other current assets	9,869	—	(9,845)
FR	CCTE	333,607	3rd. Quarter of 2009	EUR	S	Export customers	328,923	328,944	Other current assets	4,663	—	(4,684)
FR	CCTE	454,014	3rd. Quarter of 2009	GBP	S	Export customers	445,244	445,222	Other current assets	8,792	—	(8,771)
FR	CCTE	327,317	3rd. Quarter of 2009	EUR	S	Export customers	328,923	328,944	Other current liabilities	—	—	1,607
FR	CCTE	333,585	3rd. Quarter of 2009	EUR	S	Export customers	328,923	328,944	Other current assets	4,641	—	(4,662)
FR	CCTE	403,388	4th. Quarter of 2009	GBP	S	Export customers	395,772	395,753	Other current assets	7,635	—	(7,616)
FR	CCTE	363,660	4th. Quarter of 2009	EUR	S	Export customers	365,470	365,494	Other current liabilities	—	—	1,810
FR	CCTE	403,288	4th. Quarter of 2009	GBP	S	Export customers	395,772	395,752	Other current assets	7,536	—	(7,516)
FR	CCTE	367,090	4th. Quarter of 2009	EUR	S	Export customers	365,470	365,494	Other current assets	1,596	—	(1,620)
FR	CCTE	413,309	4th. Quarter of 2009	GBP	S	Export customers	405,666	405,646	Other current assets	7,663	—	(7,642)
FR	CCTE	302,274	4th. Quarter of 2009	GBP	S	Export customers	296,829	296,814	Other current assets	5,460	—	(5,445)
FR	CCTE	367,040	4th. Quarter of 2009	EUR	S	Export customers	365,470	365,495	Other current assets	1,545	—	(1,570)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 27 - Derivative contracts, Continued

Derivative Contracts

		Description of the contract							Accounts affected Value of Asset / liabilities

Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2007 at spot rate	Contract value at December 31, 2007 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)

FR	CCTE	302,229	4th. Quarter of 2009	GBP	S	Export customers	296,829	296,814	Other current assets	5,415	—	(5,400)
FR	CCTE	302,169	4th. Quarter of 2009	GBP	S	Export customers	296,829	296,814	Other current assets	5,355	—	(5,340)
FR	CCTE	367,015	4th. Quarter of 2009	EUR	S	Export customers	365,470	365,496	Other current assets	1,519	—	(1,545)
FR	CCTE	406,764	4th. Quarter of 2009	GBP	S	Export customers	395,772	395,751	Other current assets	11,013	—	(10,992)
FR	CCTE	457,452	4th. Quarter of 2009	GBP	S	Export customers	445,244	445,220	Other current assets	12,232	—	(12,209)
FR	CCTE	330,336	4th. Quarter of 2009	EUR	S	Export customers	328,923	328,947	Other current assets	1,389	—	(1,413)

Note:	FR: Forward

CCPE: Hedge of an existing transaction

CCTE: Hedge of a forecasted transaction

(1)	CCPE - Deferred gain representing difference between nominal value and spot value at contract initiation date

(2)	CCPE - Deferred gain for difference between spot value at contract initiation date and spot value at December 31, 2007 CCTE – Mark-to-market adjustment

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 28 - Contingencies and restrictions

1)	Wine contracts: The Company has entered long-term contracts for the acquisition of grape and wines, which have different expiration dates, the last of them expiring in 2017.

2)

On December 15, 2000, the Official Gazette published Decrees Nos. 3,692, 3,693 and 3,694 issued by Ministry of Public Works (MOP) dated August 28, 2000, in which MOP authorizes the expropriation of lots 481 owned by Viña Concha y Toro S.A., 480-A and 480-B owned by Viña Concha y Toro S.A. and Viña Cono Sur S.A. The total compensation established for these lots amounts to Ch$2,080,314,000 (historical value).

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

Through resolution dated March 13, 2007, the Court required completion of the sentence and on July 15, 2007, the credit was finally settled determining the difference payable by the Chilean Treasury for a sum of Ch$706,264,980, which includes the restatement according to variation in the CPI up to June 2007.

Through a Supreme Decree issued by the Ministry of Public Work (MOP) N° 888 of November 30, 2007, the payment of Ch$706,264,980 plus restatements was ruled from July 2007 and up to the month in which the payment is effective.

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

c)

Send to the representative of the bondholder together with the quarterly information indicated in the bond issuance agreement, background information on any reduction of its participation in the capital of its significant subsidiaries, greater than ten per cent of this capital, as well as any reduction which implies losing control of this subsidiary within the five business days following the transaction date.

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Not to make investments in instruments issued by related parties or grant loans to these or make any other operations with them under conditions which are more unfavorable for the issuer compared to market conditions, as established in Article N° eighty-nine of the Shareholders’ Corporation Law. Likewise, the issuer shall supervise that its subsidiaries act in conformity with this restriction. For the purpose of this clause, related parties shall be understood as those indicated in Article N° one-hundred of Law N° eighteen thousand and forty-five;

Make provisions for any adverse contingency which may unfavorably affect its businesses, financial situation or its operating results, which will have to be reflected in the issuer’s financial statements, where applicable, in accordance with generally accepted accounting principles in Chile. The issuer will supervise that its subsidiaries act in accordance with this condition;

Contract and maintain insurance policies which reasonably protect the Issuer’s operating assets, in accordance with usual practices in the industry where the Issuer operates. The issuer will, in its turn, supervise that its subsidiaries act in accordance with this condition; and;

The issuer and any of its subsidiaries could not make any voluntary prepayments of any existing obligation, should the issuer be in delinquency or simple delay in the full, total and timely payment of bonds which are the subject of this public deed. The information which accredits compliance with matters indicated in letters a) to j) of this number and calculations made which validate its compliance, will have to be subscribed by the Issuer’s Manager of Finance and Administration or its representative and, annually, by its External Auditors, where applicable and will have to be sent to the Representative of Bondholders through registered mail or letter with reception stamp within a term of five business days from the occurrence of the event which motivates it, save in the case in which it refers to information which has to be delivered to the Chilean Superintendency of Securities and Insurance (SVS), in which case it will have to be sent in the same term in which it has to be delivered to the SVS. In the event that the information provided to the Representative of Bondholders in conformity with this number two be qualified by the issuer as confidential, this Representative of Bondholders will have to maintain strict reservation for this information in respect to third parties.

Causes for acceleration

a)	Should the Issuer be in delinquency or simple delay in the payment of any installment related to Bonds’ principal and interest?

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
Chilean pesos as of December 31, 2007)

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

As of December 31, 2007, the company meets all the aforementioned covenants.

4)

Viña Concha y Toro S. A. has been involved and will probably continue to participate in a usual manner and as plaintiff in certain legal proceedings through which it mainly seeks receiving the amounts claimed which have a total nominal amount of approximately ThCh$350,000.

In a conservative manner, the Company has made provisions to cover possible losses derived from any of these cases.

5)

As of December 31, 2007, there are no other lawsuits or possible legal or off-legal lawsuits, tax matters such as liens of any nature which have actual probability of affecting the financial statements of Viña Concha y Toro S. A.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 28 - Contingencies and restrictions, continued

Direct guarantees

Debtor				Assets Affected		Outstanding balances at financial statement closing date		Guarantee release

Beneficiary	Name	Relationship	Type of guarantee	Type	Book value	2006	2007	2007	Assets	2007	Assets	2008	Assets

Santander	Viña Concha y Toro S.A.	—	Promissory note	–Fixed Assets	—	16,647	15,500	—	—	—	—	—	—
Security	Viña Concha y Toro S.A.	—	Bill of exchange	–Fixed Assets	—	60,980	56,778	—	—	—	—	—	—
Security	Viña Concha y Toro S.A.	—	Bill of exchange	–Fixed Assets	—	6,981	6,500	—	—	—	—	—	—
BBVA	Viña Concha y Toro S.A.	—	Cred Letter	–Fixed Assets	—	—	97,847	—	—	—	—	—	—
BBVA	Viña Concha y Toro S.A.	—	Cred Letter	–Fixed Assets	—	—	334,179	—	—	—	—	—	—

Indirect guarantees

Debtor				Assets Affected		Outstanding balances at financial statement’s closing date		Guarantee release

Beneficiary	Name	Relationship	Type of guarantee	Type	Book value	2006	2007	2007	2008	2009	2010

BANCO FRANCES	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	480,752	—	—	—	—	—

BANCO RIO DE LA PLATA	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	2,003,134	—	—	—	—	—

BANCO PATAGONIA	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	858,486	—	—	—	—	—

BANCO FRANCES	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	211,760	—	—	—	—	—

BANCO CREDICOOP	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	1,144,648	—	—	—	—	—

BANCO FRANCES	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	2,289,295	—	—	—	—	—

BANCO HEXAGON	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	1,144,648	993,780	—	—	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Indirect guarantees, Continued

Debtor				Assets Affected		Outstanding balances at financial statement’s closing date		Guarantee release

Beneficiary	Name	Relationship	Type of guarantee	Type	Book value	2006	2007	2007	2008	2009	2010

BANCO SANTANDERSANTIAGO	CONCHA Y TORO U.K. LIMITED	Subsidiary	Debt Banks	—	—	457,859	—	—	—	—	—

STANDARD CHARTERED BANK	CONCHA Y TORO U.K. LIMITED	Subsidiary	Debt Banks	—	—	992,982	1,716,661	—	—	—	—

BANCO COMMERZBANK	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	—	432,716	—	—	—	—

BANCO CREDICOOP	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	—	496,890	—	—	—	—

BANCO CREDICOOP	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	—	1,987,560	—	—	—	—

BANCO DE LA NACION ARGENTINA	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	—	1,565,700	—	—	—	—

BANCO DE LA NACION ARGENTINA	TRIVENTO BODEGAS Y VIÑEDOS S.A.	Subsidiary	Debt Banks	—	—	—	1,561,477	—	—	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 29 – Sureties obtained from third parties

Type of guarantee	Original guarantee operation	Issuer of guarantee	Amount of guarantee ThCh$	Relationship	Person Who grants the guarantee	Currency	Beginning date	Expiration date

Promissory note	Grape agreement	JOSE MIGUEL MUNOZ BUSTOS	9,900	Supplier	JOSE MIGUEL MUNOZ BUSTOS	Ch$	17-07-2007	30-04-2008
Promissory note	Grape agreement	MIGUEL ANGEL TOLEDO FALCON	1,200	Supplier	MIGUEL ANGEL TOLEDO FALCON	Ch$	17-07-2007	30-04-2008
Promissory note	Grape agreement	LEOPOLDO MUNOZ SALAZAR	4,875	Supplier	LEOPOLDO MUNOZ SALAZAR	Ch$	17-07-2007	30-04-2008
Promissory note	Grape agreement	LEOPOLDO MUNOZ SALAZAR	4,875	Supplier	LEOPOLDO MUNOZ SALAZAR	Ch$	03-10-2007	30-04-2008
Promissory note	Grape agreement	SOCIEDAD AGRICOLA PORVENIR LTDA.	1,350	Supplier	SOCIEDAD AGRICOLA PORVENIR LTDA.	Ch$	20-08-2007	30-04-2008
Promissory note	Grape agreement	LEONEL RIQUELME JARA	3,000	Supplier	LEONEL RIQUELME JARA	Ch$	20-08-2007	30-04-2008
Promissory note	Grape agreement	JULIA SEGUEL MORENO	1,725	Supplier	JULIA SEGUEL MORENO	Ch$	28-08-2007	30-04-2008
Promissory note	Grape agreement	SOC. AGR. Y VITIV. LA CUEVA DEL LEON LTDA.	4,500	Supplier	SOC. AGR. Y VITIV. LA CUEVA DEL LEON LTDA.	Ch$	27-08-2007	30-04-2008
Promissory note	Grape agreement	SOC. AGR. Y VITIV. LA CUEVA DEL LEON LTDA.	4,500	Supplier	SOC. AGR. Y VITIV. LA CUEVA DEL LEON LTDA.	Ch$	17-10-2007	30-04-2008
Promissory note	Grape agreement	CLODOMIRO MORENO CARREÑO	2,205	Supplier	CLODOMIRO MORENO CARREÑO	Ch$	28-08-2007	30-04-2008
Promissory note	Grape agreement	LILIA ROSA ABRAHAM MALUJE	4,200	Supplier	LILIA ROSA ABRAHAM MALUJE	Ch$	03-09-2007	30-04-2008
Promissory note	Grape agreement	JOSE LUIS BECERRA ALLENDE	3,900	Supplier	JOSE LUIS BECERRA ALLENDE	Ch$	28-08-2007	30-04-2008
Promissory note	Grape agreement	SOC. AGRICOLA SANTA FE LIMITADA	900	Supplier	SOC. AGRICOLA SANTA FE LIMITADA	Ch$	31-10-2008	30-04-2008
Promissory note	Grape agreement	ALIPIO TOLEDO GONZALEZ	1,830	Supplier	ALIPIO TOLEDO GONZALEZ	Ch$	04-09-2007	30-04-2008
Promissory note	Grape agreement	ARNALDO VEGA VEGA	525	Supplier	ARNALDO VEGA VEGA	Ch$	07-09-2007	30-04-2008
Promissory note	Grape agreement	ARNALDO VEGA VEGA	525	Supplier	ARNALDO VEGA VEGA	Ch$	15-11-2007	30-04-2008
Promissory note	Grape agreement	JUAN CARLOS ANDRADES FERNANDEZ	1,650	Supplier	JUAN CARLOS ANDRADES FERNANDEZ	Ch$	07-09-2007	30-04-2008
Promissory note	Grape agreement	FREDDY MORALES JAQUE	1,350	Supplier	FREDDY MORALES JAQUE	Ch$	10-09-2007	30-04-2008
Promissory note	Grape agreement	MARIO BERNAL VILA	600	Supplier	MARIO BERNAL VILA	Ch$	25-09-2007	30-04-2008
Promissory note	Grape agreement	CESAR MORALES SAAVEDRA	1,200	Supplier	CESAR MORALES SAAVEDRA	Ch$	27-09-2007	30-04-2008

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 29 – Sureties obtained from third parties, Continued

Type of guarantee	Original guarantee operation	Issuer of guarantee	Amount of guarantee ThCh$	Relationship	Person Who grants the guarantee	Currency	Beginning date	Expiration date

Promissory note	Grape agreement	VALERICIO CASTRO ROJAS	2,000	Supplier	VALERICIO CASTRO ROJAS	Ch$	27-09-2007	30-04-2008
Promissory note	Grape agreement	JUAN J. CHAVEZ HERNANDEZ	3,000	Supplier	JUAN J. CHAVEZ HERNANDEZ	Ch$	04-10-2007	30-04-2008
Promissory note	Grape agreement	JORGE RENE CERPA ACEVEDO	2,250	Supplier	JORGE RENE CERPA ACEVEDO	Ch$	05-10-2007	30-04-2008
Promissory note	Grape agreement	DANIEL l JAQUE JAQUE	1,500	Supplier	DANIEL JAQUE JAQUE	Ch$	20-11-2007	30-04-2008
Promissory note	Grape agreement	EDMUNDO CHAVEZ HERNANDEZ	3,000	Supplier	EDMUNDO CHAVEZ HERNANDEZ	Ch$	16-11-2007	30-04-2008
Promissory note	Grape agreement	IGNACIO EULUFI CANDIA	6,000	Supplier	IGNACIO EULUFI CANDIA	Ch$	20-11-2007	30-04-2008
Promissory note	Grape agreement	LEONIDAS OMAR ANDRADE SANDOVAL	3,600	Supplier	LEONIDAS OMAR ANDRADE SANDOVAL	Ch$	22-11-2007	30-04-2008
Promissory note	Grape agreement	PEDRO VICENTE EULUFI MEDEL	3,000	Supplier	PEDRO VICENTE EULUFI MEDEL	Ch$	23-11-2007	30-04-2008
Promissory note	Grape agreement	TEOBALDO HERNANDEZ CANCINO	1,200	Supplier	TEOBALDO HERNANDEZ CANCINO	Ch$	23-11-2007	30-04-2008
Promissory note	Grape agreement	JUAN CARLOS BARROS ESPINOZA	800	Supplier	JUAN CARLOS BARROS ESPINOZA	Ch$	03-12-2007	30-04-2008
Promissory note	Grape agreement	SUC. ELBA RAVANAL ALVEAR	1,500	Supplier	SUC. ELBA RAVANAL ALVEAR	Ch$	03-12-2007	30-04-2008
Promissory note	Grape agreement	MACARENA HINOJOSA HENRIQUEZ	1,000	Supplier	MACARENA HINOJOSA HENRIQUEZ	Ch$	03-12-2007	30-04-2008
Promissory note	Grape agreement	ROBERTO SOTOMAYOR ARELLANO	3,000	Supplier	ROBERTO SOTOMAYOR ARELLANO	Ch$	05-12-2007	30-04-2008
Promissory note	Grape agreement	SOC. AGR. Y VITIV. LA CUEVA DEL LEON LTDA.	3,000	Supplier	SOC. AGR. Y VITIV. LA CUEVA DEL LEON LTDA.	Ch$	13-12-2007	30-04-2008
Promissory note	Grape agreement	JULIA SEGUEL MORENO	9,900	Supplier	JULIA SEGUEL MORENO	Ch$	26-10-2007	30-04-2008
Promissory note	Grape agreement	CLODOMIRO MORENO CARREÑO	10,000	Supplier	CLODOMIRO MORENO CARREÑO	Ch$	30-10-2007	30-04-2008
Promissory note	Grape agreement	AGRICOLA Y GANADERA HERMANOS MORENO LTDA.	8,000	Supplier	AGRICOLA Y GANADERA HERMANOS MORENO LTDA.	Ch$	30-10-2007	30-04-2008
Promissory note	Grape agreement	LUCILA SALAS MUÑOZ	5,000	Supplier	LUCILA SALAS MUÑOZ	Ch$	30-10-2007	30-04-2008
Promissory note	Grape agreement	INVERSIONES LOMA LIMPIA LTDA.	9,000	Supplier	INVERSIONES LOMA LIMPIA LTDA.	Ch$	21-11-2007	30-04-2008
Promissory note	Grape agreement	ROBERTO URIVI GARCIA HUIDOBRO	10,000	Supplier	ROBERTO URIVI GARCIA HUIDOBRO	Ch$	09-11-2007	30-04-2008

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 29 – Sureties obtained from third parties, Continued

Type of guarantee	Original guarantee operation	Issuer of guarantee	Amount of guarantee ThCh$	Relationship	Person Who grants the guarantee	Currency	Beginning date	Expiration date

Promissory note	Grape agreement	ROBERTO URIVI GARCIA HUIDOBRO	10,000	Supplier	ROBERTO URIVI GARCIA HUIDOBRO	Ch$	21-12-2007	30-04-2008
Certificate of deposit	Extension of San Javier warehouse	INGENERÍA Y CONSTRUCCION QUEZADA y BOETSCH	17,680	Supplier	BANCO CHILE	Ch$	25-07-2007	02-01-2008
Certificates of deposit	Extension of San Javier warehouse	INGENERÍA Y CONSTRUCCION QUEZADA y BOETSCH	17,680	Supplier	BANCO CHILE	Ch$	25-07-2007	30-01-2008
Surety bond	Manufacture of metallic structure in shed of San Javier warehouse	DURAMET S.A.	11,558	Supplier	CÍA. MAGALLANES SEGUROS	UF	09-07-2007	30-01-2008
Certificates of deposit	Electric installations in medium tension in San Javier warehouse	EMETRES S.A.	4,016	Supplier	BCI	Ch$	14-12-2007	29-02-2008
Certificates of deposit	Provisions for cooling system and heating system in Chimbarongo warehouse	MONTAJES INDUSTRIALES GIGLIO S.A.	52,367	Supplier	BANCO SANTANDER SANTIAGO	Ch$	21-08-2007	31-03-2008
Certificates of deposit	Manufacture of vats transportation of grapes, Lo Espejo, Lo Garces, Las Mercedes and Pencahue warehouses	INFRAPLAST S.A.	57,997	Supplier	BCI	Ch$	04-10-2007	31-03-2008
Surety bond	Manufacture and assembly of the cooling-heating system in Cono Sur warehouse	GIGLIO S.A.	73,434	Supplier	CÍA. SEGUROS DE CRÉDITO CONTINENTAL S.A.	UF	20-08-2007	31-03-2008
Guarantee for anticipated storage	Materials storage	TRIUNFO SEGUROS	38,453	Supplier	INDUSTRIAS A.S.A. S.A.	ARS	26-10-2007	26-02-2008
Guarantee for anticipated storage	Building of premium warehouse	ALBA CAUCION	131,615	Supplier	AGRIMETAL S.R.L.	ARS	24-10-2007	Expiration of borrower’s obligations
Substitution of distribution fund	Extension work	ALBA CAUCION	439	Supplier	MACHINES & TRUCKS ARGENTINA S.A.	ARS	12-10-2007	Expiration of borrower’s obligations
Guarantee for financial advances	Extension of electric system	ALBA CAUCION	54,196	Supplier	VERGARA S.A.	ARS	11-10-2007	Expiration of borrower’s obligations

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 29 – Sureties obtained from third parties, Continued

Type of guarantee	Original guarantee operation	Issuer of guarantee	Amount of guarantee ThCh$	Relationship	Person Who grants the guarantee	Currency	Beginning date	Expiration date

Engagement of supplies and/or private services	Provision of compact cooling unit	BERKLEY INTERNATIONAL SEGUROS	6,566	Supplier	FRIMONT S.A.	ARS	20-09-2007	Expiration of borrower’s obligations
Engagement of supplies and/or private services	Provision of compact cooling unit	BERKLEY INTERNATIONAL SEGUROS	19,192	Supplier	FRIMONT S.A.	ARS	20-09-2007	Expiration of borrower’s obligations
Substitution of distribution fund	Extension work	ALBA CAUCION	3,223	Supplier	AGRIMETAL S.R.L.	ARS	07-09-2007	Expiration of borrower’s obligations
Guarantee for anticipated storage	Extension work	ALBA CAUCION	64,468	Supplier	AGRIMETAL S.R.L.	ARS	10-09-2007	Expiration of borrower’s obligations
Substitution of distribution fund	Extension work	ALBA CAUCION	6,092	Supplier	AGRIMETAL S.R.L.	ARS	13-07-2007	13-07-2008
Substitution of distribution fund	Extension work	TRIUNFO SEGUROS	6,073	Supplier	KHOURI CONSTRUCCIONES S.R.L.	ARS	04-05-2007	04-05-2008
Substitution of distribution fund	Extension work	ALBA CAUCION	551	Supplier	MACHINES & TRUCKS ARGENTINA S.A.	ARS	11-05-2007	Expiration of borrower’s obligations
Substitution of distribution fund	Extension work	ALBA CAUCION	1,103	Supplier	MACHINES & TRUCKS ARGENTINA S.A.	ARS	11-05-2007	Expiration of borrower’s obligations
Guarantee for anticipated storage	Extension work	ALBA CAUCION	79,192	Supplier	AGRIMETAL S.R.L.	ARS	08-05-2007	Expiration of borrower’s obligations

		Total	797,455

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 30 - Foreign and Domestic Currency

The following tables include the Company’s asset and liability accounts broken out by their currency denominations:

Assets

	Amount
	Currency	31-12-2006	31-12-2007

		ThCh$	ThCh$

Current Assets

Cash	Ch$	1,026,283	973,152

Cash	USD	37,130	35

Cash	CAD	57,668	—

Cash	EUR	63,728	701,079

Cash	GBP	863,140	615,145

Cash	ARS	90,200	413,298

Trade accounts receivable	Ch$	11,940,233	11,713,998

Trade accounts receivable	USD	29,933,740	26,172,579

Trade accounts receivable	EUR	8,690,658	11,244,731

Trade accounts receivable	GBP	18,098,237	15,347,677

Trade accounts receivable	CAD	2,893,961	2,234,153

Trade accounts receivable	ARS	1,566,694	4,782,528

Notes receivable	Ch$	2,016,362	2,024,025

Notes receivable	ARS	386	436,900

Notes receivable	UF	37,047	36,914

Notes receivable	EUR	—	2

Notes receivable	USD	317,312	—

Other accounts receivable	Ch$	1,950,118	1,958,716

Other accounts receivable	USD	52,805	23,637

Other accounts receivable	EUR	108,983	166,528

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 30 - Foreign and domestic currency, Continued

The following tables include the Company’s asset and liability accounts broken out by their currency denominations:

Assets

	Amount
	Currency	12-31-2006	12-31-2007

		ThCh$	ThCh$
Other accounts receivable	CAD	18,107	18,673
Other accounts receivable	UF	86,390	140,716
Other accounts receivable	GBP	24,903	26,319
Other accounts receivable	ARS	190,047	80,980
Accounts receivable from related companies	Ch$	340,607	9,743
Recoverable taxes	Ch$	2,096,375	1,552,443
Recoverable taxes	USD	2,753,073	967,247
Recoverable taxes	UF	44,016	48,706
Recoverable taxes	EUR	2,333	2,172
Recoverable taxes	GBP	532,745	793,110
Recoverable taxes	ARS	2,066,138	2,973,477
Inventories	Ch$	74,947,961	79,375,936
Inventories	ARS	5,563,615	5,675,127
Prepaid expenses	Ch$	6,856,157	5,742,240
Prepaid expenses	USD	249,401	347,162
Prepaid expenses	UF	2,392,594	3,081,365
Prepaid expenses	ARS	917,898	853,411
Deferred taxes	Ch$	2,157,102	2,111,921
Deferred taxes	ARS	124,349	46,872
Other current assets	Ch$	1,894	396,114

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 30 - Foreign and domestic currency, Continued

The following tables include the Company’s asset and liability accounts broken out by their currency denominations:

Assets

	Amount
	Currency	12-31-2006	12-31-2007

		ThCh$	ThCh$
Property, plant and equipment
Net property, plant and equipment	Ch$	153,386,156	176,788,793
Net property, plant and equipment	USD	17,387,769	18,514,319
Other assets
Other assets	Ch$	14,215,404	13,811,663
Other assets	USD	1,598,619	1,520,913
Other assets	CAD	4,097	7,010
Other assets	EUR	38,657	42,509
Other assets	GBP	21,627	36,256
Other assets	ARS	33,139	95,501
Total Assets
	Ch$	270,934,652	296,458,744
	USD	52,329,849	47,545,892
	CAD	2,973,833	2,259,836
	EUR	8,904,359	12,157,021
	GBP	19,540,652	16,818,507
	ARS	10,552,466	15,358,094
	UF	2,560,047	3,307,701

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 30 - Foreign and domestic currency, continued

Current liabilities

Current liabilities

		UP TO 90 DAYS				91 DAYS TO 1 YEAR

		12-31-2006		12-31-2007		12-31-2006		12-31-2007

	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate

Short-term bank debt	Ch$	—	0.00%	—	0.00%	6,046,850	0.00%	1,807,394	6.84%

Short-term bank debt	US$	1,874,692	LIBOR+0.55%	—	0.00%	15,880,021	4.78%	1,508,912	6.52%

Short-term bank debt	UF	—	0.00%	—	0.00%	—	1.66%	—	0.00%

Short-term bank debt	EUR	11,688	0.00%	—	0.00%	1,157,990	0.00%	2,181,475	0.00%

Short-term bank debt	ARS	302,456	5.02%	1,576,912	0.00%	—	0,00%	—	0.00%

Short-term bank debt	GBP	—	0.00%	—	0.00%	1,125,889	0,00%	991,401	0.00%
Current maturities of long-term bank debt	UF	109,733	4.85%	109,341	0.00%	—	1.65%	—	0.00%
Current maturities of long-term bank debt	Ch$	210,391	5.22%	1,317,316	0.00%	1,083,897	0.00%	3,273,164	0.00%
Current maturities of long-term bank debt	ARS	—	7.50%	32,222	0.00%	2,199,477	8.34%	1,804,560	5.22%
Current maturities of long-term bank debt	US$	—	3.63%	3,829,405	0.00%	4,285,200	3.63%	4,491,828	0.00%
Current maturities of long-term bank debt	EUR	—	0.00%	—	0.00%	1,083,856	0,00%	—	0.00%
Current maturities of long-term bank debt	GBP	283,126	0.00%	—	0.00%	—	0,00%	—	0.00%
Bonds payable	UF	—	0.00%	—	0.00%	320,941	0,00%	319,807	0.00%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 30 - Foreign and domestic currency, Continued

Current liabilities

Current liabilities

		UP TO 90 DAYS				91 DAYS TO 1 YEAR

		12-31-2006		12-31-2007		12-31-2006		12-31-2007

	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate

Current portion of long-term debt due to banks and financial institutions	UF	90,500	7.09%	52,681	0.00%	108,576	6,93%	307,073	3.90%

Dividends payable	Ch$	1,942,986	0.00%	1,808,480	0.00%	—	0.00%	—	0.00%

Accounts payable	Ch$	23,209,671	0.00%	22,673,739	0.00%	—	0.00%	—	0.00%

Accounts payable	ARS	336,886	0.00%	1,751,185	0.00%	—	0.00%	—	0.00%

Accounts payable	US$	408,542	0.00%	234,563	0.00%	—	0.00%	—	0.00%

Accounts payable	CAD	—	0.00%	33,038	0.00%	—	0.00%	—	0.00%

Accounts payable	EUR	41,263	0.00%	28,516	0.00%	—	0.00%	—	0.00%

Accounts payable	GBP	139	0.00%	2,956,516	0.00%	—	0.00%	—	0.00%

Accounts payable	UF	—	0.00%	3,059,742	0.00%	—	0.00%	—	0.00%

Notes payable	US$	235,959	0.00%	382,306	0.00%	—	0.00%	—	0.00%

Notes payable	UF	—	0.00%	195,988	0.00%	—	0.00%	—	0.00%

Notes payable	EUR	656,637	0.00%	900,083	0.00%	—	0.00%	—	0.00%

Notes payable	SEK	6,508	0.00%	19,411	0.00%	—	0.00%	—	0.00%

Notes payable	ARS	981,228	0.00%	1,647,823	0.00%	—	0.00%	—	0.00%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 30 - Foreign and domestic currency, Continued

Current liabilities

Current liabilities

		UP TO 90 DAYS				91 DAYS TO 1 YEAR

		12-31-2006		12-31-2007		12-31-2006		12-31-2007

	Currency	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate	Amount	Annual average. interest rate

Notes and accounts payable to related companies	Ch$	3,511,398	0.00%	3,850,468	0.00%	—	0.00%	—	0.00%

Other accounts payable	Ch$	493,840	0.00%	394,263	0.00%	—	0.00%	—	0.00%

Other accounts payable	US$	289,656	0.00%	129,849	0.00%	—	0.00%	—	0.00%

Other accounts payable	CAD	80,849	0.00%	97,075	0.00%	—	0.00%	—	0.00%

Other accounts payable	EUR	87,865	0.00%	412,483	0.00%	—	0.00%	—	0.00%

Other accounts payable	UF	266	0.00%	2,826,055	0.00%	—	0.00%	—	0.00%

Other accounts payable	GBP	20,837	0.00%	5,735	0.00%	—	0.00%	—	0.00%

Other accounts payable	NOK	—	0.00%	49,602	0.00%	—	0.00%	—	0.00%

Accrued expenses	Ch$	5,675,058	0.00%	8,457,178	0.00%	—	0.00%	—	0.00%

Accrued expenses	CAD	513,622	0.00%	609,280	0.00%	—	0.00%	—	0.00%

Accrued expenses	US$	5,181,719	0.00%	4,114,760	0.00%	—	0.00%	—	0.00%

Accrued expenses	GBP	4,913,398	0.00%	5,806,651	0.00%	—	0.00%	—	0.00%

Accrued expenses	EUR	1,630,901	0.00%	1,909,661	0.00%	—	0.00%	—	0.00%

Accrued expenses	UF	61,824	0.00%	36,237	0.00%	—	0.00%	—	0.00%

Accrued expenses	ARS	1,317,721	0.00%	769,322	0.00%	—	0.00%	—	0.00%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 30 - Foreign and domestic currency, Continued

Current liabilities

		Current liabilities

		UP TO 90 DAYS				91 DAYS TO 1 YEAR

		12-31-2006		12-31-2007		12-31-2006		12-31-2007

	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate

Withholdings	UF	6,932	0.00%	6,454	0.00%	—	0.00%	—	0.00%

Withholdings	Ch$	927,891	0.00%	1,413,029	0.00%	—	0.00%	—	0.00%

Withholdings	CAD	4,887	0.00%	5,543	0.00%	—	0.00%	—	0.00%

Withholdings	US$	708,467	0.00%	753,467	0.00%	—	0.00%	—	0.00%

Withholdings	EUR	69,431	0.00%	76,100	0.00%	—	0.00%	—	0.00%

Withholdings	GBP	561,231	0.00%	659,662	0.00%	—	0.00%	—	0.00%

Withholdings	ARS	770,915	0.00%	190,049	0.00%	—	0.00%	—	0.00%

Income taxes payable	Ch$	765,980	0.00%	2,231,215	0.00%	—	0.00%	—	0.00%

Income taxes payable	GBP	191,857	0.00%	21,943	0.00%	—	0.00%	—	0.00%

Deferred revenue	Ch$	675,647	0.00%	22,952	0.00%	—	0.00%	—	0.00%

Deferred revenue	US$	254,790	0.00%	—	0.00%	—	0.00%	—	0.00%

Other current liabilities	US$	391,940	0.00%	47,905	0.00%	—	0.00%	—	0.00%

Total current liabilities

	Ch$	37,412,862		42,168,640		7,130,747		5,080,558

	US$	9,345,765		9,492,255		20,165,221		6,000,740

	UF	269,255		6,286,498		429,517		626,880

	EUR	2,497,785		3,326,843		2,241,846		2,181,475

	ARS	3,709,206		5,967,513		2,199,477		1,804,560

	GBP	5,970,588		9,450,507		1,125,889		991,401

	SEK	6,508		19,411		—		—

	CAD	599,358		744,936		—		—

	NOK	—		49,602		—		—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 30 - Foreign and domestic currency, Continued

	Long-term liabilities as of December 31, 2006

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate

Long-term bank debt	UF	1,526,229	4,85%	6,351,080	4,85%	0	0,00%	0	0,00%

Long-term bank debt	US$	8,738,809	5,36%	0	0,00%	0	0,00%	0	0,00%

Long-term bank debt	Ch$	10,203,000	5,31%	0	0,00%	0	0,00%	0	0,00%

Other long-term accounts payable	UF	1,158,428	0,00%	4,633,711	3,90%	11,584,278	3,90%	22,010,127	3,90%

Long-term accrued expenses	UF	328,705	5,75%	87,156	5,75%	0	0,00%	0	0,00%

Amount payable to related companies	Ch$	1,862,184	0,00%	0	0,00%	0	0,00%	0	0,00%

Amount payable to related companies	Ch$	93,748	0,00%	0	0,00%	0	0,00%	0	0,00%

Long-term accrued expenses	Ch$	1,080,786	0,00%	0	0,00%	0	0,00%	0	0,00%

Long-term deferred taxes	Ch$	2,466,488	0,00%	0	0,00%	0	0,00%	6,919,739	0,00%

Total long-term liabilities

	UF	3,013,362		11,071,947		11,584,278		22,010,127

	US$	8,738,809		—		—		—

	Ch$	15,706,206		—		—		6,919,739

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 30 - Foreign and domestic currency, Continued

		Long-term liabilities as of December 31, 2007

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate

Long-term bank debt	UF	5,788,685	4.85%	2,060,379	0.00%	—	0.00%	—	0.00%

Long-term bank debt	US$	7,503,039	4.90%	—	0.00%	—	0.00%	—	0.00%

Long-term bank debt	Ch$	3,500,000	0.00%	—	0.00%	—	0.00%	—	0.00%

Long-term bank debt	ARS	3,497,744	9.93%	—	0.00%	—	0.00%		0.00%

Other long-term accounts payable	UF	3,462,823	3.90%	4,617,096	3,90%	11,542,741	3,90%	19,622,660	3,90%

Long-term accrued expenses	UF	255,689	0.00%	—	0.00%	—	0.00%	—	0.00%

Long-term accrued expenses	ARS	469,519	0.00%	655,682	0.00%	—	0.00%	—	0.00%

Amount payable to related companies	UF	446,976	0.00%	744,971	0.00%	363,327	0.00%	—	0.00%

Amount payable to related companies	US$	384,664	0.00%	—	0.00%	—	0.00%	—	0.00%

Long-term accrued expenses	Ch$	1,179,795	0.00%	—	0.00%	—	0.00%	—	0.00%

Long-term deferred taxes	Ch$	3,075,477	0.00%	—	0.00%	—	0.00%	7,811,251	0.00%

Total long-term liabilities
	UF	9,954,173		7,422,446		11,906,068		19,622,660

	US$	7,887,703		—		—		—

	Ch$	7,755,272		—		—		7,811,251

	ARS	3,967,263		655,682		—		—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 31 - Sanctions

Chilean Superintendency of Securities and Insurance.

As of December 31, 2007, the Company and its subsidiaries, directors and/or managers have not been subject to fines or sanctions by the Chilean Superintendency of Securities and Insurance.

From other administrative authorities

On July 31, 2007, Viña Concha y Toro S.A. was notified by the Labor Inspector’s Office of a fine for the amount of 300 Monthly Tax Units due to a breach to the Labor Code against which the Company appealed with a writ for relief. The recourse is currently being processed.

Viña Concha y Toro S.A. was notified on July 31, 2007, per Folio N° 70012 by the Labor Inspector’s Office, which applied a fine of 300 Monthly Tax Units for a breach to the Tax Code against which the Company appealed with a writ for relief.

On August 17, 2007, Viña Concha y Toro S.A. paid a fine for 36 Monthly Tax Units filed by the Provincial Labor Inspector’s Office of Cordillera (this fine was reduced to that amount after an appeal for reconsideration.).

On August 17, 2007, the Company, according to Folio N° 70018 paid an initial fine of 60 Monthly Tax Units which was reduced to 36 Monthly Tax Units.

On November 7, 2007, the Lontué Labor Inspector’s Office notified a fine for the amount of 27 Monthly Tax Units due to a breach to the Labor Code, which is currently in reconsideration proceeding.

On November 7, 2007, the Company was notified according to Folio N° 70019 by Lontue Labor Inspector’s Office of a fine of 27 Monthly Tax Units for a breach to the Labor Code, which is currently in reconsideration proceeding.

On November 27, 2007, the Company was notified by the Agricultural and Cattle Service of a fine for the sum of 10 Monthly tax Units against which it filed an appeal for reconsideration.

On November 27, 2007, the Company was notified according to Folio N° 70021 by the Agricultural and Cattle Service of a fine for the sum of 10 Monthly tax Units.

On January 11, 2008, the Ministerial Regional Secretary’s Office of the Metropolitan Region notified the Company of a fine of 200 Monthly Tax Units against which the Company presented a protest with the previous payment of its total sum, in conformity with the law.

On January 11, 2008, the Company was notified according to Folio N° 70024 by the Metropolitan Region SEREMI, which applied a fine of 200 Monthly Tax Units, which was paid on January 17, 2008 and against which the Company filed a protest.

Viña Cono Sur S.A.

On October 11, 2007, the Chimbarongo Labor Inspector’s Office notified fines for 10 Monthly Tax Units and 41 Monthly Tax Units because of a breach to the Labor Code, which were paid on October 30, 2007 (fine reduced to this amount after an appeal for reconsideration.)

On October 11, 2007, the Chimbarongo Labor Inspector’s Office notified the Company of fines of 41 Monthly Tax Units due to a breach to the Labor Code. The Company paid the fine on October 30, 2007.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 32 - Subsequent events

Between December 31, 2007 and the date of issuance of these consolidated financial statements, no subsequent events have occurred, which might affect the presentation and/or interpretation of these consolidated financial statements.

Note 33 - Environment

During 2006 and 2007, the Company invested and disbursed funds destined, directly or indirectly, to the improvement of environmental conditions in compliance with certain local water use regulations. The detail of these disbursements is as follows:

Investments

	As of December 31,

	2006	2007

	ThCh$	ThCh$

Water treatment plants	1,268,308	121,359

Expenses

	As of December 31,

	2006	2007

	ThCh$	ThCh$

Maintenance and supplies of water treatment plants	352,478	568,080

As of December 31, 2007, the net balance of assets destined to the improvement of the environment amounts to ThCh$ 2,729,831 (ThCh$ 949,827 in 2006), which are presented under buildings and infrastructure and machinery and equipment.

Note 34 - Prepaid Expenses

The detail of these is as follows:

	As of December 31,

	2006	2007

	ThCh$	ThCh$

Next harvest expenses	9,896,798	9,510,334
Prepaid rent	73,737	296,937
Other prepaid expenses	445,519	216,907

Total	10,416,054	10,024,178

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 35 - Sales

The detail of sales is as follows:

	As of December 31,

	2005	2006	2007

	ThCh $	ThCh $	ThCh $

Sale of wine	211,073,031	223,749,116	274,701,823
Sale of bottling services	2,603,283	1,915,407	1,214,960
Sale of other products	7,133,477	6,150,641	9,873,169

Total sales	220,809,791	231,815,164	285,789,952

Note 36 - Significant events

March 12, 2007

The Company communicated to the Chilean Superintendency of Securities and Insurance (SVS) and the Stock Exchanges that in conformity with the agreement reached at the Board of Directors’ Meeting of Viña Concha y Toro S. A. held on March 12, 2007, the Board of Directors approved an agreement between Viña Concha y Toro S. A. (Concha y Toro) and José Canepa y Compañía Limitada (Viña Canepa).

This agreement contemplates the lease by Viña Canepa to Concha y Toro of its warehouse for wine production, production and storage located in the commune of Cerrillos in Santiago, Chile and the subscription of an agreement for trademark license through which Concha y Toro will be able to commercialize the brand names “Canepa” and “Mapocho”, both the property of Viña Canepa. Finally, this agreement will imply the subscription of a series of agreements additional to those Indicated in the preceding paragraphs.

The Board of Directors agreed to enable Alfonso Larraín Santa María, Eduardo Guilisasti Gana and Osvaldo Solar Venegas to represent the Company with wide attributes; in particular to enter contracts referred to in the agreement, as well as communications and information pertinent in accordance with the SVS and other pertinent regulating entities.

March 14, 2007

The Company reported the SVS in compliance with Excerpt N° 2786 dated March 13, 2007 of the following:

1. With respect to the lease agreement described in the “Relevant Event” letter, we indicate that this does not have any relevance for the operations of Viña Concha y Toro S. A.

2. In addition, with respect to the license agreement for the “Canepa” and “Mapocho” brands, we may indicate that it relates to a long-term project for business mainly aiming at the development abroad of these brands, which should provide benefits in the medium term. The impact on the current results of Viña Concha y Toro S. A. is not significant given the size of present sales (year 2006) of José Canepa y Compañía Limitada, which in accordance with the Association of Chilean Vineyards amounted to 118,712 exported cases for a sum of US$ 2,857,766. With respect to the local market, estimated sales of Canepa amounted to approximately Ch$2,300,000,000, which together with exports are equivalent to approximately 1.8% of the sales of Viña Concha y Toro S. A. in this same period.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

March 23, 2007

The Company communicated to the Chilean Superintendency of Securities and Insurance (SVS) and Chilean Stock Exchanges of the call to a General Ordinary Shareholders’ Meeting to be held on April 23, 2007 with the purpose of discussing the following matters:

1. Approval of the Annual report, Balance Sheet, Financial Statements and Report of External Auditors for the year included between January 1 and December 31, 2006.

2. Income distribution and dividend policy.

3. Appointment of External Auditors for the year 2007.

4. Set Board of Directors’ remuneration.

5. Set remuneration of the directors who are members of the Committee referred to in Article N° 50 bis of Law N° 18,046; and set the expense budget for this Committee for the year 2007.

6. Determine the newspaper in which the call for the next Shareholders’ Meeting will be published.

7. Inform of the operations performed by the Company in accordance with Article N° 44 of Law N° 18,046.

8. Other matters which are the competence of the Shareholders’ Ordinary Meeting.

March 23, 2007

The Company informed to the SVS and Stock Exchanges of the following dividend policy proposed to the shareholders at the General Ordinary Shareholders’ Meeting:

Distribute with a charge to net income for the year 2006, the last final dividend N° 227of Ch$ 1.50 per share which will be paid on May 18, 2007. This amount is added to dividends distributed as provisional dividends with a charge to net income for 2006, namely, dividends Nos. 224 and 225 both for the amount of Ch$ 2.50 per share paid on September 29 and December 9, 2006, respectively, and dividend N° 226 of Ch$ 2.50 which will be paid on March 31, 2007.

          Maintain as dividend policy the payment of 40% of net income. Thus, it is the Board of directors’ intention to distribute, with a charge to net income obtained during 2007, three dividends Nos. 228, 229 and 230 for a sum of Ch$2.50 each per share, which will be paid as provisional dividends on September 28 and December 28, 2007 and March 31, 2008, respectively. Additionally, a fourth dividend will be paid for the amount necessary to complete 40% of net income for the year 2008, which will be paid in May 2008, upon being cognizant and approving net income for the year by shareholders at the respective Ordinary Shareholders’ Meeting.

Compliance with the dividend policy indicated herein will be dependant on cash availability generated and therefore the Board of Directors will be able to modify both amounts and payment dates, if necessary.

June 28, 2007

The Company reported to the SVS and Stock Exchanges that in conformity with the agreement reached at the Board of Directors’ Meeting of Viña Concha y Toro S. A. held on June 28, 2007, it agreed to participate in the incorporation of two new subsidiaries to collaborate in the development of their line of business:

1. A limited liability partnership incorporated in conformity with the Chilean laws for the commercialization and export of wine produced in the Limarí Valley which will operate as “Viña Maycas del Limarí Limitada.”

2. A company incorporated in conformity with the Brazilian laws destined to the import in that country of a part of the Parent Company and other subsidiaries’ products. The distribution of products in Brazil will be maintained using the current systems. Likewise, the subsidiary will promote and advertise products exported to that country.

Having the presence of the majority of the Company’s directors, the directors agreed to indistinctly enable Eduardo Guilisasti Gana and Osvaldo Solar Venegas to represent the Company to subscribe the communications and information pertinent to the SVS and other pertinent regulating agencies.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

July 4, 2007

The Company reports to the SVS and Stock Exchanges as complement to that reported in the Relevant Event dated June 28, 2007, that the incorporation of both companies has no material effect on the financial statements of Viña Concha y Toro S. A.

Both “Viña Maycas del Limarí Limitada” and the company which will be incorporated in Brazil relate to current projects in development stage, which will be owned by 100% by Viña Concha y Toro S. A. through its subsidiaries.

Likewise, we report that “Viña Maycas del Limarí” is incorporated with share capital of Ch$1,000,000 contributed by Inversiones Concha y Toro S. A. and VCT Internacional S. A., both subsidiaries of Viña Concha y Toro S. A. with ownership of 99% and 1%, respectively. In the case of the Company to be incorporated in Brazil the by-laws of the company to be incorporated are currently being drafted.

December 3, 2007

The Company reports to the SVS and the Stock Exchanges that the related company Frutícola Viconto S. A. agreed to accept the purchase offering by Viña Concha y Toro S. A. related to the following related and known transaction approved at the Board of Directors’ Meeting of November 29, 2007, in conformity with article 44 of the Shareholders’ Corporation Law:

Related company: Quinta de Viluco S. A., subsidiary of Frutícola Viconto S. A. Transaction which is the subject of the offering: Purchase of farm (part of Lot A-2-1 of the former Lot A-2 of the Hijuela Norte of Maipo Vineyard subdivision), with total surface of 234.75 gross hectares and 208.28 net hectares, with their water rights. Price: Ch$3,855,000,000 (three thousand eight hundred and fifty-five million Chilean pesos) payable in cash at the time of the signature of the public deed with instructions to deliver it to the seller upon registration of the property in the name of Viña Concha y Toro S. A., free of mortgages and/or liens. The price also includes production for 2008 harvest and expenses are to be borne by the seller.

As previously determined by the Directors’ Committee and the Board of Directors of Viña Concha y Toro, this operation is conducted in equity conditions which are similar to those commonly present in the market.

Finally, all the directors attending this meeting agreed to enable Eduardo Guilisasti Gana and Osvaldo Solar Venegas to represent the Company with wide attributes for the entire process for the negotiation of the agreement and; in particular, to subscribe the communications and information pertinent to the SVS and other pertinent entities.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

Note 37 - Differences between Chilean and United States generally accepted accounting principles

Chilean GAAP varies in certain important respects from accounting principles generally accepted in the United States of America (“US GAAP”). Such differences involve certain methods for measuring the amounts shown on the face of the financial statements, as well as additional disclosures.

1.	Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements that have resulted in amounts that differ from those that would have otherwise been determined under US GAAP are as follows:

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

The price-level restatement adjustments under Chilean GAAP are not reversed in the US GAAP reconciliation as allowed under Securities and Exchange Commission rules.

b)	Business combinations, goodwill and intangible assets

As required by Statement of Financial Accounting Standard N° 141, “Business Combinations”, (“SFAS 141”), all business combinations consummated after June 30, 2001 are accounted for under the purchase accounting method, which requires that the purchase price be allocated to the acquired assets and liabilities on the basis of fair market value. Any business combination prior to this date was accounted for under Accounting Principles Board N° 16, “Business Combinations”. Any excess of the cost of the investment over such fair value is treated as goodwill. Under Chilean GAAP, for investments made prior to January 1, 2005, goodwill was recorded based on the difference between the investment purchase price and the book value of the assets acquired and liabilities assumed. As of January 1, 2003, Technical Bulletin N° 72 was adopted for Chilean GAAP purposes. Technical Bulletin N° 72 require that assets acquired and liabilities assumed in a business combination be recorded at fair value and that any excess of cost over such fair value be recorded as goodwill. Goodwill continues to be amortized under Technical Bulletin N° 72. Business combinations entered into by the Company have not produced significant differences in the recorded assets and liabilities in the accounting records of the acquirers between Chilean GAAP and US GAAP.

As of January 1, 2002, the Company adopted Statement of Financial Accounting Standard N° 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”). SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, beginning January 1, 2002, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment annually or when circumstances change. The Company tests goodwill (Industria Corchera S.A.) for impairment by first comparing the carrying value of net assets to the fair value of the related operations, based on external valuation. If the fair value is determined to be less than carrying value, a second step is performed to compute the amount of the impairment.

The Company performed the annual impairment tests of goodwill required by the standard, and the tests did not result in any impairment. The effects of reversing goodwill amortization from January 1, 2002 are included in the reconciliation in paragraph 1k).

For Chilean GAAP purposes, all intangible assets are assigned a useful life and are amortized on a straight-line basis over their useful lives. Under U.S. GAAP, with the adoption of SFAS N°142, intangible assets with indefinite lives are no longer amortized. The Company has determined that intangible assets pertaining to telephone line rights and water rights have indefinite lives for US GAAP purposes. As the amortization expense for all years presented has been not significant, no reversal is presented in paragraph 1k).

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

c)	Investment in debt and equity securities

In accordance with accounting principles generally accepted in Chile, marketable securities are stated at the lower of price-level restated cost or market value. Gains are recorded only when realized. The investments which the Company holds are stated at price-level restated cost at December 31, 2005, 2006 and 2007. For US GAAP purposes, the Company’s portfolio of marketable securities has been classified as available-for-sale and is recorded at fair value, in accordance with Statement of Financial Accounting Standard N° 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Consequently, unrealized holding gains and losses net of related tax effects excluded from earnings and are reported as a separate component of equity in Other Comprehensive Income until realized. No other-than-temporary impairments were recorded for these available-for-sale marketable securities for the years ended December 31, 2005, 2006, or 2007. The required disclosures for investments classified as available-for-sale in accordance with SFAS 115 are shown in paragraph 2 d). The effect of this difference is included in the reconciliation of shareholders’ equity in paragraph 1k) below.

d)	Revaluation of fixed assets

As mentioned in Note 9 d), certain fixed assets are reported in the financial statements at amounts determined in accordance with technical appraisals. The revaluation of fixed assets is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation on property, plant and equipment, the related accumulated depreciation, the depreciation charge for each year and the income impact on the sale/disposal of these assets is shown under paragraph lk) below.

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

Under US GAAP, capitalization of interest on qualifying assets under construction is required, and corresponds to the amount of interest which could have been avoided had the construction projects not been entered into. Amounts capitalized under Chilean GAAP related to foreign currency exchange gains and losses and the related monetary gain on foreign currency borrowings for construction costs must be reversed.

Beginning in 1994, the Company began to capitalize interest for Chilean GAAP purposes relative to qualifying assets (consisting principally of storage and aging containers and vineyards, which require 3 to 5 years to be ready for production) during the period that such assets are being constructed or prepared for productive use and in conformity with US GAAP treatment. Subsequently, the amount of interest capitalized each year has been the same for both US and Chilean GAAP purposes. The adjustment included in paragraph 1k) below corresponds to the amount of capitalized interest for US GAAP purposes prior to 1994 and its associated amortization under the straight-line method based on the estimated useful lives of the related assets. Under Chilean GAAP this interest was never capitalized.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

f)	Deferred income taxes

Prior to December 31, 1999, deferred taxes were not recognized for Chilean GAAP. Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin N° 60 of the Chilean Association of Accountants, recognizing through the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as “complementary”) asset and liability was recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary asset and liability is being amortized to income over the estimated reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates. For US GAAP purposes, deferred taxes were recognized on a comprehensive basis for all periods presented in accordance with Statement of Financial Accounting Standards N° 109, “Accounting for Income Taxes” (“SFAS 109”) and FIN 48 “Accounting for Uncertainly in Income Taxes”. Therefore, the principal difference between Chilean GAAP and US GAAP related to deferred taxes is the reversal of the amortization of the complementary deferred tax asset and liability accounts recorded under Chilean GAAP.

Additionally, the Company has recognized the deferred tax effect related to other US GAAP adjustments that give rise to temporary differences. The effect of accounting for deferred taxes under US GAAP is included in the reconciliation of consolidated net income and shareholders’s equity in paragraph 1k) below.

g)	Provision for restructuring

The Company made a provision for restructuring principally related to one-time termination benefits. Under Chilean GAAPs, these costs may be recognized once the approval of the Board of Directors has taken place. Under US GAAP, this provision does not meet the requirements under SFAS N° 146 related to communication to the designated employees. The provision is therefore reversed in the net income and shareholders’ equity reconciliation for the year ended at December 31, 2006. During 2007, this provision was used and therefore for the purpose of the results under US GAAP the amount recorded was recognized (paragraph 1k).

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

The following represents accumulated other comprehensive income balance, net of taxes, for the years ended December 31, 2005, 2006 and 2007:

	Year ended December 31, 2005

	Holding Unrealized gains (losses) on available- for sale securities	Tax effect	CTA(1)	Total

	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	242,900	(41,293)	(1,846,893)	(1,645,286)
(Debit) credit for the year	31,764	(5,399)	(1,303,158)	(1,276,793)

Ending balance	274,664	(46,692)	(3,150,051)	(2,922,079)

	Year ended December 31, 2006

	Holding Unrealized gains (losses) on available- for sale securities	Tax effect	CTA(1)	Total

	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	274,664	(46,692)	(3,150,051)	(2,922,079)
(Debit) credit for the year	(36,079)	6,133	126,421	96,475

Ending balance	238,585	(40,559)	(3,023,630)	(2,825,604)

	Year ended December 31, 2007

	Holding Unrealized gains (losses) on available- for sale securities	Tax effect	CTA(1)	Total

	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	238,585	(40,559)	(3,023,630)	(2,825,604)
Reclassification to earnings on sale of shares	(43,216)	7,347	—	(35,869)
(Debit) credit for the year	(29,685)	5,046	(1,063,804)	(1,088,443)

Ending balance	165,684	(28,166)	(4,087,434)	(3,949,916

(1)	Reflects the effect of price-level restatement for comparative purposes on the comprehensive income at the beginning of each period, adjusted to constant pesos of December 31, 2005, 2006 and 2007.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

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

Under US GAAP, beginning January 1, 2001, the Company adopted Statement of Financial Accounting Standard N° 133, “Accounting for Derivative Instruments and Hedging Activities”, and other complementary rules and amendments, which established comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Standard required that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. The standards also require formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

The Company enters into forward foreign exchange contracts in order to hedge its risk against exchange rate fluctuations. Such fluctuations in exchange rates are correlated with our wine sales agreements denominated in foreign currencies. Under Chile GAAP, all unrealised mark to mark gains/losses have been deferred. Under U.S. GAAP, such contracts have no been designated or documented as “hedges” under SFAS No 133; therefore all significant mark to mark adjustments are recorded through the income statement for US GAAP purposes.

The Company entered into a hedge of its net investment in Argentina in 2004. Under Chile GAAP the documentation requirements for this hedge were met. Under US GAAP, specifically, as the Company had not detailed how the hedging instruments’ effectiveness in offsetting the change in fair value would be assessed, the designation of the net investment as a hedge under USGAAP did not qualify (see 37 1k).

In 2005, it was determined that the Company’s 2004 documentation of its “hedge” under Chilean GAAP of its net investment in Argentina did not qualify as such under US GAAP as the result of which its cumulative translation adjustment (“CTA”) had been credited inappropriately for ThCh$514,017 in 2004. Since this 2004 misstatement was deemed to have an immaterial effect on the presentation of financial statements for prior periods, corrections have been recorded in the 2005 reconciliations to US GAAP, resulting in a net increase in net income of ThCh$514,017 and an offsetting charge to CTA.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

The reconciliations’ of shareholders’ equity and of net income for the years ended December 31, 2006 and 2007 include the adjustments for differences in derivative treatment mentioned above.

j)	Dividends

The company has a legal obligation to declare and pay dividends equal to at least 30% of consolidated net income as determined in accordance with Chilean GAAP. Accordingly, an adjustment was made in the accompanying US GAAP stockholders’ equity reconciliation in paragraph 1k) to recognize as dividends the difference between the dividends recorded as provisional dividends under Chilean GAAP and the minimum dividend requirement.

k)	Effects of conforming to US GAAP

The following is a reconciliation of consolidated net income under Chilean GAAP to the corresponding US GAAP amounts:

	Years ended December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$
Net income in accordance with Chilean GAAP	20,877,453	17,356,391	34,058,718
Reversal of goodwill amortization (par. 1 b)	78,844	78,848	78,846
Reversal of additional depreciation of revaluation by technical appraisal (par. 1 d)	29,120	16,018	14,240
Depreciation on capitalized interest (par. 1 e)	(50,153)	(50,154)	(50,154)
Deferred taxes (par. 1 f)	189,043	104,773	219,264
Deferred tax effect of US GAAP adjustments (par. 1 f)	(90,274)	34,363	25,889
Reversal cumulative translation adjustment (par. 1i)	1,303,183	(84,789)	991,444
Reversal of provision for restructuring (par. 1 g)	581,174	(151,982)	(102,136)

Net income in accordance with US GAAP	22,918,390	17,303,468	35,236,111

Other comprehensive income under USGAAP:
Unrealized holding gains (losses) on available-for-sale securities, net of taxes (par. 1 c)	26,365	(29,945)	(67,855)
Foreign currency translation	(1,303,158)	126,421	(1,063,804)

Total comprehensive income under U.S.GAAP:	21,641,597	17,399,943	34,104,453

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

The following is a reconciliation of consolidated shareholders’ equity differences under Chilean GAAP to the corresponding amounts under US GAAP:

	As of December 31,

	2006	2007

	ThCh$	ThCh$

Shareholders’ equity in accordance with Chilean GAAP	195,635,126	222,715,289
Reversal of goodwill amortization (par. 1 b)	437,988	516,835
Marketable securities (par. 1 c)	238,585	165,684
Reversal of revaluation of technical appraisal (par. 1 d)	(2,179,031)	(2,164,791)
Capitalized interest (par. 1 e)	1,231,765	1,231,765
Accumulated depreciation on capitalized interest (par. 1 e)	(783,038)	(833,192)
Deferred taxes (par.1 f)	(2,057,550)	(1,838,287)
Deferred tax effect of US GAAP adjustments (par. 1 f)	(189,805)	(163,916)
Minimum dividend (par. 1 j)	—	(4,457,405)
Reversal of provision for restructuring (par. 1 g)	429,192	327,056

Shareholders’ equity in accordance with US GAAP	192,763,232	215, 499,038

The following summarizes the changes in shareholders’ equity under US GAAP during the years ended December 31, 2005, 2006 and 2007:

	2006	2007

	ThCh$	ThCh$

Balance as of January 1	183,582,264	192,763,232
Dividends paid	(2,439,900)	(1,151,032)
Provisional dividends	(5,902,987)	(5,760,210)
Mandatory dividends, previous date	123,911	—
Mandatory dividends, closing date	—	(4,457,405)
Unrealized gains on available-for-sale investments, net of taxes	(29,945)	(67,855)
Cumulative translation adjustment	126,421	(1,063,804)
Net income	17,303,468	35,236,111

Balance as of December 31, 2007	192,763,232	215, 499,038

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

2.	Additional disclosure requirements

The following disclosures of information are not generally required for presentation in the financial statements under Chilean accounting principles, but are required or recommended under US GAAP.

	a)	Nature of operations and concentrations

Viña Concha y Toro S.A. is a vertically integrated company engaged principally in the production and sale of wine. The Company’s wines are sold in 125 countries. Foreign operations’ sales represented 80.5% of total sales and domestic sales represented 19.5%. Foreign operations’ sales are denominated in foreign currencies”.

	b)	Earnings per share

The following disclosure of net income per share information is not required for presentation in the financial statements under Chilean GAAP but is required under US GAAP. Earnings per share are determined by dividing consolidated net income by the weighted average number of total shares outstanding.

	Years ended December 31,

	2005	2006	2007

	Ch$	Ch$	Ch$

Basic and diluted earnings per share (based on US GAAP) (1)	31.87	24.06	49.00
Basic and diluted earnings per share (based on Chilean GAAP) (1)	29.03	24.13	47.36
Weighted average number of total shares outstanding	719,170,735	719,170,735	719,170,735

(1)

Basic and diluted earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or equity securities. Consequently, there are no potentially dilutive effects on the earnings of the Company.

	c)	Disclosures regarding the fair values of financial instruments and others

The estimated fair values of the Company’s financial instruments were as follows:

	Chilean GAAP Carrying Amount 2007	Estimated Fair Value 2007	Chilean GAAP Carrying Amount 2006	Estimated Fair Value 2006

	ThCh$	ThCh$	ThCh$	ThCh$
Assets:
Cash and cash equivalents	2,702,709	2,702,709	2,138,149	2,138,149
Marketable securities	333,316	499,000	334,357	572,941
Short-term accounts receivable (net)	71,495,666	71,495,666	73,123,522	73,123,522
Notes receivable (net)	2,497,841	2,497,841	2,371,106	2,371,106
Other receivable (net)	2,415,569	2,415,569	2,431,351	2,431,351
Liabilities:
Short-term and long-term bank debt	45,273,777	44,712,430	62,474,385	63,388,533
Bonds payable	39,565,127	39,763,195	39,707,485	40,325,839
Dividends payable	1,808,480	1,808,480	1,942,986	1,942,986
Short-term accounts payable	30,737,299	30,737,299	23,996,501	23,996,501
Notes payable	3,145,611	3,145,611	2,328,342	2,328,342
Long-term and short-term other accounts payable	5,655,706	5,683,339	1,588,249	1,588,249
Derivative instruments	396,114	305,525	336,911	242,542

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

For purposes of SFAS N° 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

There are certain limitations inherent in the fair value data since while the data represents management’s best estimates, the data is subjective, involving significant estimates regarding current economic and market conditions. The methods and assumptions used to estimate the fair values are as follows:

•

For cash, short-term deposits and marketable securities, accounts receivables, notes receivables and Other receivable, accounts payables and short-term and long-term bank debt, the carrying amounts approximate the fair value of these instruments. For interest-bearing liabilities (excluding bonds), 100% of which are contracted at fixed rates, the fair values are based on quoted market interest rates at the respective period ends.

•	Bonds payable: The fair value of bonds payable, including current portion, is estimated based on the quoted market price of the Company’s Unidad de Fomento denominated bond payable.

•	Derivative instruments: Derivative instruments have been valued at their fair value using market forward rates.

d)	Available for-sale securities

The following is a summary of available-for-sale securities:

	As of December 31, 2006

	Cost	Gross unrealized gains	Estimated fair value

	ThCh$	ThCh$	ThCh$
Available for-sale securities:
Investments in equity securities	334,357	238,585	572,941

	As of December 31, 2007

	Cost	Gross unrealized gains	Estimated fair value

	ThCh$	ThCh$	ThCh$
Available for-sale securities:
Investments in equity securities	333,316	165,684	499,000

Certain marketable securities as defined under SFAS 115 are presented as investments in other companies (as described in Note 11) for Chilean GAAP purposes.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

e)	Useful life of property, plant and equipment

The Company’s property, plant, and equipment are being depreciated over the following useful lives:

Years

Plantations	20 years
Buildings and infrastructure	25 to 40
Wine storage equipment:
• Aging barrels (wood)	5 to 7
• Plastic vats	10 to 20
• Stainless-steel tanks	20
• Cements tanks	25
Machinery and equipment	3 to15
Transportation equipment	4 to 6
Supplies (Containers – shipping and reusable storage)	3 years
Other fixed assets	5 to 8
Computer software	8
Leased assets	5 to 25

f)	Income taxes

Income tax expense recognized under US GAAP is as follows for each year presented:

	2005	2006	2007

	ThCh$	ThCh$	ThCh$
Charge for the period under Chilean GAAP	3,810,805	4,591,453	8,166,201
US GAAP Adjustments:
Deferred tax effect of applying SFAS N° 109	(189,043)	(104,773)	(219,264)
Deferred tax effect of US GAAP adjustments	90,274	(34,363)	(25,889)

Charge for the period under US GAAP	3,712,036	4,452,317	7,921,048

The Chilean statutory tax rate in effect for each of the years presented was 17% for 2005, 2006 and 2007, respectively. The reconciliation of income tax expense as computed at the statutory income tax rate to the provision for income tax expense is as follows:

	2005	2006	2007

	ThCh$	ThCh$	ThCh$
Tax expense at statutory Chilean tax rates	4,527,172	3,698,788	7,361,670
Increase (decrease) in statutory rates resulting from:
Non-deductible expenses	530,664	292,993	553,949
Non-taxable income	(1,410,119)	(80,871)	(88,720)
Other	64,319	541,407	94,149

Tax expense at effective tax rates	3,712,036	4,452,317	7,921,048

A significant portion of income before income taxes and interest, and the related income taxes are from Chilean subsidiaries.

Significant components of the Company’s deferred tax assets and liabilities, under US GAAP, arising from continuing operations as of December 31 are as follows:

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

	Year Ended December 31, 2006			Year Ended December 31, 2007

Temporary differences	SFAS N°109 applied to Chile GAAP	SFAS N°109 applied to US GAAP adjustments	SFAS N°109 US GAAP balance	SFAS N°109 applied to Chile GAAP	SFAS N°109 applied to US GAAP adjustments	SFAS N°109 US GAAP balance

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Provision for doubtful accounts	147,440	—	147,440	187,196	—	187,196
Provision for obsolescence	297,982	—	297,982	415,012	—	415,012
Amortization of intangibles	788	—	788	41,096	—	41,096
Provision for vacations	230,109	—	230,109	259,948	—	259,948
Staff severance indemnities	183,733	—	183,733	200,501	—	200,501
Inventories	118	—	118	—	—	—
Unrealized gains	246,667	(40,559)	206,108	287,848	(28,166)	259,682
Benefits for tax-loss carryforwards	1,660,942	—	1,660,942	1,894,472	—	1,894,472
Leased assets	106,141	—	106,141	70,443	—	70,443
Recoverable taxes provision	65,063	—	65,063	58,906	—	58,906
Other	412,707	(72,962)	339,745	153,028	(55,600)	97,428

Total deferred assets	3,351,691	(113,521)	3,238,170	3,568,450	(83,766)	3,484,684

Forward	—	—	—	67,040	—	67,040
Production expenses	2,947,904	—	2,947,904	3,495,624	—	3,495,624
Fixed assets depreciation	8,977,289	76,284	9,053,573	9,548,441	67,758	9,616,199
Amortization of intangibles	63,890	—	63,890	—	—	—
Inventories	417,437	—	417,437	861,863	—	861,863
Other	107,497	—	107,497	161,703	—	161,703

Total deferred liabilities	12,514,017	76,284	12,590,301	14,134,671	67,758	14,202,429

Net deferred tax liabilities	(9,162,326)	(189,805)	(9,352,131)	(10,566,221)	(151,524)	(10,717,745)

In July 2006, the FASB issued FASB Interpretation No FIN 48,“Accounting for Uncertainly in Income Taxes.” FIN 48 is an interpretation of the SFAS No 109, “Accounting for Income Taxes,” and seeks to reduce the diversity in practice associated with certain aspects of recognition and measurement in accounting for income taxes. FIN 48 clarifies the accounting for income taxes by prescribing a minimum threshold a tax position is required to meet before being recognized in the financial statements. In addition, FIN 48 provides a guidance on recognition, classification, interest and penalties, accounting in interim periods and requires expanded disclosure with respect to the uncertainty in income taxes.

The Company adopted the provisions of FIN 48 on January 1, 2007, and there was no effect on the consolidated financial statements. As a result, the Company did not record any cumulative effect adjustment related to adopting FIN 48.

As of January 1, 2007, and for the 12-month period ended December 31, 2007, the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recorded. The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits as a component of operating expenses. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Parent and its Chilean subsidiaries file their standalone income tax returns in Chile while its principal foreign subsidiaries file their income tax returns in their country. The Chilean income tax returns of the Parent and its Chilean subsidiaries are open to examination by the relevant income tax authorities for the tax years beginning in 2005 while the income tax returns of the principal foreign subsidiaries remain subject to audit for tax years beginning in 2002 (Argentina) and 2007 (UK).

As of December 31, 2007, the Company has not provides for income tax on the undistributed earnings of approximately TCh$2,556,464 of its foreign subsidiaries since these earnings are intended to be indefinitely reinvested. A deferred tax will be recognized when the Company no longer demonstrated that it plans to indefinitely reinvest undistributed earnings. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

g)	Shareholders’ equity

As of December 31, 2006 and 2007, the authorized share capital of the Company was comprised of 719,170,735 nominal shares without stated value all of which were issued, outstanding, registered on the three Chilean stock exchanges. Of these authorized shares, 142,000,000 were registered on the New York stock exchange through the American Depository Receipt (ADR) mechanism. The Bank of New York (according to Circular 1375 issued by the S.V.S. on February 12, 1998, hereinafter “Circular 1375 S.V.S.,” which states that the Depositary shall be the shareholder of record of the shares underlying the (ADS).

Shareholders elected the members of the Board of Directors with each share having equal voting rights.

In accordance with Chilean regulations, other reserves of ThCh$7,856,628 included in shareholders’ equity as of December 31, 2007 are not distributable as dividends.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

h)	Lease commitments

The Company leases certain office space and office equipment under a long-term lease which is accounted for as a capital lease for both Chilean and US GAAP. Rentals are due in quarterly and monthly instalments through January 2010 and are stated in UF The lease liability is recorded in other payables. The related future minimum lease payments as of December 31, 2007 will be follows:

Year ended December 31,	ThCh$

2008	556,199
2009	556,199
2010	467,477
2011	378,754
2012	315,628

Total future minimum lease payments	2,274,257
Interest	(588,694)

Present value of net minimum lease payments	1,685,563

Amortization of assets recorded under capital leases is included within depreciation expense and amounted to ThCh$ 114,044 and ThCh$321,539 for the years ended December 31, 2006 and 2007, respectively.

Rent expense for the years ended December 31, 2005, 2006, and 2007 was ThCh$252,677, ThCh$252,459 and ThCh$252,459, respectively.

i)	Credit arrangements

The Company has renewable lines of credit arrangements for short-term Chilean peso borrowing with various Chilean and foreign banks totalling, in the aggregate ThCh$197,314,225 of which ThCh$126,413,315 was available as of December 31, 2007.

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

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company’s customer base and their dispersion around the world. Sales to the Company’s five largest distributors, represented 44.3%, 26.5% and 29.4% of total export revenues for the years ended December 31, 2005, 2006, and 2007 respectively. The Company’s exclusive agent and importer in the United States, who imports and resells the Company’s products to distributors who service all 50 states, was the Company’s largest single customer in 2007, corresponding to 9.7% of the Company’s total revenue and 12.3% of the company export revenues (11.5% and 15.0% in 2006 and 12.4% and 23.4% in 2005, respectively).

k)	Advertising costs

Advertising costs are expensed as incurred. Advertising expense of ThCh$20,107,451, ThCh$24,004,959, and ThCh$29,679,126 was recorded in 2005, 2006, and 2007, respectively.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

l)	Segment information

Revenues from sales of wine by major geographic areas based on location of customer are as follows:

The sales are grouped by destination of the goods sold.

	Years ended December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$

CHILEAN OPERATIONS	57,949,875	53,605,432	55,759,252
FOREIGN OPERATIONS:
Europe	86,359,197	92,059,330	128,897,193
United States	28,590,804	28,657,399	31,127,255
South America	17,727,701	23,703,338	27,202,279
Central America and Caribbean	13,264,659	15,988,815	17,476,693
Asia	7,351,575	7,751,662	12,262,449
Canada	8,459,687	8,923,315	10,524,554
Other	1,106,293	1,125,873	2,540,277

Total foreign operations	162,859,916	178,209,732	230,030,700

Total	220,809,791	231,815,164	285,789,952

Long-lived assets by geographic area for each of the three years presented are as follows:

	December 31,

	2006	2007

	ThCh$	ThCh$
CHILE OPERATIONS	171,974,231	192,189,874
FOREIGN OPERATIONS:	14,711,236	18,627,090
Argentina	14,668,755	18,609,820
England	42,481	17,270

Total long-lived assets (1)	186,685,467	210,816,964

(1)	Long-lived assets are comprised primarily of property, plant, equipment, goodwill and other intangible assets.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

m)	Allowances for doubtful accounts, Income tax recoverable, inventories and others

The following is a rollforward of the changes to the allowances for doubtful accounts, income tax recoverable, inventories, and the allowance for other accounts receivable:

	Balance at beginning of year	Price-level restatement (1)	Charged to costs and expenses	Write-offs	Reclassifications	Balance at end of year

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Year ended December 31, 2005
Deducted from asset accounts:
Allowance for doubtful accounts	425,235	(14,776)	375,737	(42,954)	—	743,242
Allowance for inventories	1,559,656	(54,197)	1,047,189	(1,157,724)	—	1,394,924
Income tax recoverable	153,364	(5,329)	231,929	—	—	379,964
Other accounts receivable	116,619	(4,053)	26,351	—	—	138,917
Year ended December 31, 2006
Deducted from asset accounts:
Allowance for doubtful accounts	743,242	(15,287)	80,396	(123,235)	(111,778)	573,338
Allowance for inventories	1,394,924	(28,691)	883,854	(579,917)	—	1,670,170
Income tax recoverable	379,964	(7,815)	10,572	—	—	382,721
Other accounts receivable	138,917	(2,856)	49,736	—	111,778	297,575
Year ended December 31, 2007
Deducted from asset accounts:
Allowance for doubtful accounts	573,339	(39,504)	66,298	(14,647)	—	585,486
Allowance for inventories	1,670,171	(115,077)	1,864,186	(952,687)	—	2,466,593
Income tax recoverable	382,721	(26,370)	—	(9,842)	—	346,509
Other accounts receivable	297,575	(20,503)	339,621	—	—	616,693

(1)	Reflects the effect of price-level restatement for comparative purposes on the allowance for doubtful accounts at the beginning of each period, adjusted to constant Chilean pesos of December 31, 2007.

n)	Disclosure regarding interest capitalization

	Years ended December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$
Interest cost incurred	3,781,772	4,382,077	4,469,508
Interest capitalized under Chilean GAAP	328,030	403,422	598,242
Interest capitalized under US GAAP	328,030	403,422	598,242

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

o)	Cash flow information

The cash flow statement under Chilean GAAP does not differ significantly from a US GAAP cash flow statement. The cash provided by (used in) operating activities, the cash provided by (used in) financing activities, and cash provided by (used in) investing activities are as follows:

	December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$
Cash provided by operating activities under Chilean GAAP	13,970,703	30,476,554	58,883,325
Cash provided by operating activities under US GAAP	13,970,703	30,476,554	58,883,325
Cash provided by (used in) financial activities under Chilean GAAP	21,963,525	(1,985,141)	(22,044,198)
Cash provided by (used in) financial activities under US GAAP	21,963,525	(1,985,141)	(22,044,198)
Cash used in investing activities under Chilean GAAP	(36,123,394)	(27,843,394)	(35,997,895)
Cash used in investing activities under US GAAP	(36,123,394)	(27,843,394)	(35,997,895)

For purposes of the statement of cash flows using US GAAP classifications, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The detail of cash and cash equivalents is as follows:

	December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$
Cash	1,586,861	2,138,149	2,702,709

Cash paid for interest and income taxes during 2005, 2006, and 2007 were:

	2005	2006	2007

	ThCh$	ThCh$	ThCh$
Cash paid for interest	3,255,109	3,774,828	5,279,034
Cash paid for income taxes	4,619,959	2,967,085	4,588,074

p)	Estimated amortization expense of intangibles

The estimated amortization expense in each of the succeeding five years for intangible assets is expected to be approximately ThCh$187,305 for 2008, ThCh $177,572 for 2009, ThCh $174,597 for 2010, ThCh $156,540 for 2011, and ThCh $137,043 for 2012.

q)	Maturities of debt

The following payments of bank borrowings (short-term obligations and short-term portion of long-term obligation) and long-term debt, are scheduled to be paid during each of the following five years as indicated below:

Year ended December 31,	ThCh$

2008	22,470,009
2009	14,926,767
2010	8,825,523
2011	4,368,927
2012	33,473,949

Total	84,065,176

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

r)	Disclosures regarding post-retirement benefits

Please see Note 2 r) for a description of the Company’s accounting policies regarding severance indemnities and Note 19 for the required disclosures under Chilean GAAP. Additional disclosures related to post-retirement benefit obligations that are required under US GAAP are not material to the financial statements.

s)	Deferred harvest cost

Harvest cost deferral is based on the earnings cycle of crop-growing plus vinification activities. Section 6.08 of the AICPA Industry Guide for Agricultural Producers and Agricultural Cooperatives, which provides guidance applicable to operators of vineyards as established in Section 6.29 of the Industry guide, states in part, “Generally, farming procedures undertaken alter the current year harvest benefit the crop of the succeeding year”. Over the course of our farming activities undertaken from May through the following April, we incur direct and indirect costs that benefit the crop of the succeeding year. Such costs relate to the usage of agricultural supplies, depreciation of machinery and equipment used in the tilling, etc. of the land, and worker labor. Paragraph 38 of statement of Position 85-3, “Accounting by Agricultural Producers and Agricultural Cooperatives” (“SOP 85-3”) states, “All direct and indirect costs of growing crops should be accumulated and growing crops should be reported at the lower of cost or market”. We believe our practice of deferring these costs and recognizing them in earnings upon the sale of inventories is consistent with the provisions of SOP 85-3. The indirect costs are accumulated by vintage and allocated based on the actual production in kilograms which each vintages acreage (or, in our case, hectarage) produces. These costs are included in prepaid expense under Chilean GAAP and were reclasificated to inventory under US GAAP.

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

t)	Fair value of the contingencies

The Company has direct and indirect contingencies respect to financial guarantees

		Book Value	Fair Value	Book Value	Fair Value
	Type	2007	2007	2006	2006
		ThCh$	ThCh$	ThCh$	ThCh$

Financial guarantees	Financial Instruments	510.804	510.804	84.608	84.608

Financial guarantees	Indirect	8.754.784	8.686.850	9.583.564	9.259.040

	Total guarantees	9.265.588	9.197.654	9.668.172	9.343.648

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

u)	US GAAP condensed balance sheets

Certain reclassifications (2006 and 2007) and adjustments would be made to the Chilean GAAP balance sheet in order to present amounts in accordance with presentation requirements under US GAAP. Harvest costs are included separately in current assets according to Chilean GAAP while harvest costs are included in inventories in current assets in US GAAP. The Adjustment of the Cost Value of Wine is included in Current Liabilities in Chile GAAP while in US GAAP, it is included in Inventory. The detail of the nature of the adjustments to US GAAP is disclosed in Note 37 1k).

The effect of the following reclassifications and adjustments in the respective columns discloses amounts as they would be presented in a US GAAP condensed balance sheet

	Chilean GAAP balance	Adjusment US GAAP	US GAAP balance

	ThCh$	ThCh$	ThCh$
2006
Current assets:	181,110,390	—	181,110,390
Property, plant and equipment:	170,773,925	(1,730,304)	169,043,621
Other assets:	15,911,543	676,574	16,588,117
Total assets	367,795,858	(1,053,730)	366,742,128
Current liabilities:	93,104,024	(429,192)	92,674,832
Long-term liabilities:	79,044,468	2,247,356	81,291,824
Minority interest	12,240	—	12,240
Shareholders’ equity:	195,635,126	(2,871,894)	192,763,232
Total liabilities and shareholders’ equity	367,795,858	(1,053,730)	366,742,128

	Chilean GAAP Balance	Adjusment US GAAP	US GAAP Balance

	ThCh$	ThCh$	ThCh$
2007
Current assets:	183,088,831	—	183,088,831
Property, plant and equipment:	195,303,112	(1,766,218)	193,536,894
Other assets:	15,513,852	682,519	16,196,371
Total assets	393,905,795	(1,083,699)	392,822,096
Current liabilities:	94,191,820	4,130,349	98,322,169
Long-term liabilities:	76,982,518	2,002,203	78,984,721
Minority interest	16,168	—	16,168
Shareholders’ equity:	222,715,289	(7,216, 251)	215,499,038
Total liabilities and shareholders’ equity	393,905,795	(1,083,699)	392,822,096

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

v)	Income statement (certain line items presentation)

Certain reclassifications would be made to the Chilean GAAP income statement in order to present the following line items in conformity with US GAAP.

The detail of the nature of adjustment to US GAAP is disclosed in Note 37 1k).

	2005

	Chilean GAAP Balance	Adjusment US GAAP	Reclasification	US GAAP Balance

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	27,313,726	560,140	(853,996)	27,019,870
Non-operating income and expenses	(2,625,654)	1,382,028	853,996	(389,630)
Income taxes	(3,810,805)	98,769	—	(3,712,036)
Minority interest	186	—	—	186
Net income for the year	20,877,453	2,040,937	—	22,918,390

	2006

	Chilean GAAP balance	Adjusment US GAAP	reclassification	US GAAP balance

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	26,123,186	(186,118)	58,647	25,995,715
Non-operating income and expenses	(4,173,548)	(5,941)	(58,647)	(4,238,136)

Income taxes	(4,591,453)	139,136	—	(4,452,317)
Minority interest	(1,794)	—	—	(1,794)

Net income for the year	17,356,391	(52,923)	—	17,303,468

	2007

	Chilean GAAP balance	Adjusment US GAAP	Reclassification	US GAAP balance

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	47,245,630	(138,050)	(291,055)	46,816,525
Non-operating income and expenses	(5,011,977)	1,070,290	291,055	(3,650,632)
Income taxes	(8,166,201)	245,153	—	(7,921,048)

Minority interest	(8,734)	—	—	(8,734)
Net income for the year	34,058,718	1,177,393	—	35,236,111

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

w)	The list of Non-US GAAP accounting policies is as follows:

1) Transactions with related parties: The policy for disclosure of transactions with related parties is reporting all transactions which exceed 1% of net income. The total amount that not exceed the 1% of net income in 2007 is as follows:

a) Sales of raw materials, services and other for ThCh$12,621

b) Purchase of raw materials, services and other for ThCh$998,761

2) Amortization of debt placement costs: Amortization of expenses for the placement of bonds under Chilean GAAP is amortized using the straight-line method over the life of bonds. For 2007, the amortization of these expenses amounts to ThCh$34,218 (accumulated at 2007 ThCh$88,916). Under US GAAP the interest method was must to be used. In acording with this in 2007, the amortization for the interest method amounts to ThCh$51,438 (accumulated at 2007, ThCh$128,658).

3) Capitalization of property, plant and equipment: Viña Concha y Toro S.A. has as accounting policy the capitalization of fixed assets the value of which is equal to or greater than ThCh$100. All assets which are lower than ThCh$100 are taken to expense at the date of the purchase.

4) Non capitalization of certain products in wine production: The Company does not include wine production cost certain enological materials of low value. The non-capitalized amount at the end of 2007 amounted to ThCh$106,436.

x)	Recently issued accounting pronouncements

On September 15, 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) N° 157, “Fair Value Measurements,” which enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of SFAS N° 157, guidance for applying fair value was incorporated in several accounting pronouncements. SFAS N° 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS N° 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS N° 157, fair value measurements are disclosed by level within that hierarchy. SFAS N° 157 is effective for our fiscal year beginning January 1, 2008, and requires that the cumulative effect of the adoption of SFAS N° 157 be reflected as an adjustment to the beginning balance of retained earnings in the year of adoption. The Company is currently evaluating the impact of the adoption of SFAS N°157 on our consolidated financial condition, operating results and cash flows.

On February, 2007, the FASB issued SFAS N° 159 “The Fair Value Option for Financial Liabilities” including an amendment of FASB Statement N° 115. These statements permit entities to choose to measure at fair value many financial instruments and

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

certain other items. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. These Statements are expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not believe these pronouncements will have a material effect on its results of operations, cash flows, or financial position.

On February 2008, the FASB issued FASB Staff Position 157-1 Application of FASB Statement N° 157 to FASB Statement N° 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13. This FASB Staff Position (FSP) amends FASB Statement N° 157, Fair Value Measurements, to exclude FASB Statement N° 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under FASB Statement N° 141, Business Combinations, or N° 141 (revised 2007), Business Combinations, regardless of whether those assets and liabilities are related to leases. The Company understand that this pronouncement will not have an effect in it’s consolidated financial statements because this pronouncement was issued to exclude the leases from the scope of the FAS 157 Fair Value Measurements, thus, no adjustment or changes would be necessary in the actual policy for lease contracts.

On November 5, 2007, the SEC issued Staff Accounting Bulletin N° 109 (SAB 109), written loan commitments recorded at fair value through earnings which requires that the fair value of a written loan commitment that is marked to market through earnings should include the future cash flows related to the loan’s servicing rights. However, the fair value measurement of a written loan commitment still must exclude the expected net cash flows related to internally-developed intangible assets (such as customer relationship intangible assets). SAB 109 applies to two types of loan commitments: (1) written mortgage loan commitments for loans that will be held-for-sale when funded that are marked to market as derivatives under FAS 133 (derivative loan commitments); and (2) other written loan commitments that are accounted for at fair value through earnings under Statement 159’s fair-value election. SAB 109 supersedes SAB 105, which applied only to derivative loan commitments and allowed the expected future cash flows related to the associated servicing of the loan to be recognized only after the servicing asset had been contractually separated from the underlying loan by sale or securitization of the loan with servicing retained. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company is evaluating the impact, if any, that the adoption of SAB 109 may have on its consolidated financial statements and disclosures.

On December 2007, the FASB issued SFAS N° 141 (revised 2007) “Business Combinations” which is a revision of SFAS 141. SFAS 141(R) defines the acquirer in a business combination as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The scope of SFAS 141 has also been extended to include all business combinations and not just those where control is obtained by transferring consideration. Assets acquired, liabilities assumed and any noncontrolling interest at the acquisition date must be recognized at their fair value, with limited exceptions, and contingencies are also recognized at fair value if it is more likely than not that they meet the definition of an asset or a liability. Contingent consideration should be measured initially and at each subsequent accounting period at fair value and all acquisition related costs should be expensed in the period in which the costs were incurred or the services received. SFAS 141(R) applies prospectively to business combinations where the acquisition date is on or after December 15, 2008. As SFAS 141(R) will be prospectively applied; its adoption will have no effect on the business combinations already recognized in the financial statements at the balance sheet date.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007)

On December 2007, the FASB issued SFAS N° 160 “Noncontrolling Interests in Consolidated Financial Statements” an amendment of ARB N° 51 “Consolidated Financial Statements”. The Statement requires that minority interests are presented in equity and on the face of the income statement separately from equity and income attributable to the parent. Changes in ownership interests without a change in control are accounted for as equity transactions and no gain or loss recognized in the income statement. When a subsidiary is deconsolidated any remaining minority interest should be initially measured at fair value and any gain or loss based on that value. SFAS 160 should be applied prospectively for fiscal years and interim periods beginning on or after December 15, 2008 except for the presentation and disclosure requirements which should be applied retrospectively for all periods presented. The Company is evaluating the impact, if any, of the adoption of this new pronouncement.

On February 2008, the FASB issued FASB Staff Position (FSP) FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”. The objective of this FSP is to provide implementation guidance on whether the security transfer and contemporaneous repurchase financing involving the transferred financial asset must be evaluated as one linked transaction or two separate de-linked transactions. Current practice records the transfer as a sale and the repurchase agreement as a financing. The FSP requires the recognition of the transfer and the repurchase agreement as one linked transaction, unless all of the following criteria are met: (1) the initial transfer and the repurchase financing are not contractually contingent on one another; (2) the initial transferor has full recourse upon default, and the repurchase agreement’s price is fixed and not at fair value; (3) the financial asset is readily obtainable in the marketplace and the transfer and repurchase financing are executed at market rates; and (4) the maturity of the repurchase financing is before the maturity of the financial asset. The scope of this FSP is limited to transfers and subsequent repurchase financings that are entered into contemporaneously or in contemplation of one another. The FSP will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is prohibited. The Company is evaluating the impact, if any, that the adoption of this new pronouncement.

On March 2008, the FASB released SFAS N° 161 “Disclosures About Derivative Instruments and Hedging Activities” (SFAS 161), an amendment of SFAS N° 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 161 applies to all entities with derivative instruments subject to SFAS 133 as well as hedged items, bifurcated derivatives and non-derivative instruments that are designated and qualify as hedging instruments. The statement requires an entity to make certain qualitative disclosures about the derivative instruments it holds including, how and why they are used and the volume of activity, distinguishing between instruments used for risk management and those used for other purposes. There is also a requirement to disclose quantitative information regarding derivative instruments, in a tabular format, in order to highlight the effect that the use of these instruments has on the income statement, the balance sheet and the entity’s cashflows. An entity can elect not to disclose gains and losses on derivatives classified as trading, though alternative disclosures must be made. The effect of credit-risk-contingent features is also required to be disclosed. The adoption of SFAS 161 is not expected to have a material impact on the Company’s financial position or results of operations.

In May 2008, the FASB issued SFAS N° 162, The Hierarchy of Generally Accepted Accounting Principles. This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement applies to financial statements of nongovernmental entities that are presented in conformity with GAAP. This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company will adopt this Statement, upon its effective date, for the preparation of its consolidated financial statements in future fiscal years.

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