Form 20-F
period 2008-12-31
CONCHA Y TORO WINERY INC
filed 2009-06-30
CIK 930543

As filed with the Securities and Exchange Commission on June 30, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008	Commission File number 001-13358

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

*             The Registrant has responded to Item 18 in lieu of this Item.

-i-

CERTAIN DEFINED TERMS

          Unless otherwise specified, all references to “U.S. dollars,” “dollars” or “US$” are to United States dollars and all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos. Viña Concha y Toro S.A. (“Concha y Toro” or the “Company”), a corporation (sociedad anónima abierta) formed under the laws of the Republic of Chile (“Chile”), publishes its consolidated financial statements in Chilean pesos, adjusted to reflect changes in purchasing power due to inflation. See Notes 2(d), 23 and 38 to the audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 2007 and 2008 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008 (the “Consolidated Financial Statements”) contained in Item 18. Unless otherwise specified, financial information regarding the Company is presented in constant Chilean pesos as of December 31, 2008 and in accordance with generally accepted accounting principles in the Republic of Chile (“Chilean GAAP”). Chilean GAAP varies in certain important respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 38 to the Consolidated Financial Statements contained in Item 18. Amounts in tables appearing in this Annual Report may not total due to rounding.

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

          There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk factors identified in Item 3 — “Key Information — Risk Factors” of this Annual Report and in the Company’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on October 13, 1994 (No. 33-84298) and incorporated by reference hereto, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials and employee costs, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

          Not applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3:	KEY INFORMATION

Selected Historical Financial Data

          The following table presents selected consolidated financial data, under the captions “Consolidated Statement of Income Data — Chilean GAAP,” and “Consolidated Balance Sheet Data — Chilean GAAP,” as of December 31, 2007 and 2008, and for each of the years in the three-year period ended December 31, 2008, derived from the Consolidated Financial Statements included in this Annual Report, and as of December 31, 2004, 2005 and 2006, and for each of the years in the two-year period ended December 31, 2005, derived from Consolidated Financial Statements not included in this Annual Report. The audited Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 38 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP that affect the financial statements of the Company, the effects of such differences on the calculation of shareholders’ equity and net income, and a reconciliation to U.S. GAAP of shareholders’ equity at December 31, 2007 and 2008 and of net income for each of the years in the three-year period ended December 31, 2008. This information should be read in conjunction with the Consolidated Financial Statements including the notes thereto (the “Notes”), included in Item 18 herein, and the statements in Item 5 — “Operating and Financial Review and Prospects”.

          All information expressed in Chilean pesos, except dividends, is presented in constant Chilean pesos at December 31, 2008 purchasing power based on the Chilean Consumer Price Index (“CPI”).

	As of and for the Year Ended December 31,

	2004 Ch$	2005 Ch$	2006 Ch$	2007 Ch$	2008 Ch$

	(Expressed in millions of constant Ch$, except financial ratios and per share/ADS amounts)
Consolidated Statement of Income Data
Chilean GAAP:
Revenue from sales	233,227	240,462	252,447	311,225	322,166
Operating income	37,604	29,745	28,448	51,451	51,282
Non-operating income (expense), net	(3,562)	(2,860)	(4,545)	(5,458)	(7,028)
Net income	28,070	22,735	18,901	37,090	35,152
Net income per share	39.0	31.6	26.3	51.6	48.9
Net income per ADS(1)	781	632	526	1,031	978
Dividend declared per share(2)	12.62	10.60	9.00	18.95	19.55
Weighted average number of shares outstanding(3)	719,170,735	719,170,735	719,170,735	719,170,735	719,170,735
U.S. GAAP:
Revenues from sales	233,227	240,462	252,447	311,225	322,166
Operating income	37,643	29,425	28,310	50,984	51,707
Net income	28,342	24,958	18,843	38,372	33,074
Basic and diluted earnings per share	39.40	34.71	26.20	53.36	45.99
Weighted average number of shares outstanding(3)	719,170,735	719,170,735	719,170,735	719,170,735	719,170,735
Consolidated Balance Sheet Data
Chilean GAAP:
Total assets	319,092	367,753	400,530	428,963	517,817
Long-term debt	38,300	71,976	72,200	68,581	69,746
Shareholders’ equity	193,036	203,186	213,047	242,537	263,093
Capital stock	53,411	53,411	53,411	53,411	53,411
Additional paid-in-capital- share premium	6,232	6,232	6,232	6,232	6,232
U.S. GAAP:
Total assets	317,839	365,429	399,382	427,783	516,626
Long-term debt	37,376	71,976	72,550	68,581	69,746
Shareholders’ equity	186,100	199,921	209,919	234,678	255,463
Selected Financial Ratios(4)
Chilean GAAP:
Operating margin	16.1%	12.4%	11.3%	16.5%	15.9%
Net margin	12.0%	9.5%	7.5%	11.9%	10.9%
Debt to equity	38.1%	52.2%	52.5%	38.9%	54.0%
Debt to capitalization	27.6%	34.3%	34.4%	28.0%	35.1%
U.S. GAAP:
Operating margin	16.1%	12.2%	11.2%	16.4%	16.0%
Net margin	12.2%	10.4%	7.5%	12.4%	10.3%
Debt to equity	39.5%	53.1%	53.3%	40.1%	55.6%
Debt to capitalization	28.3%	34.7%	34.8%	28.6%	35.7%
Consumer Price Index(5)	2.5%	3.6%	2.1%	7.4%	8.9%

(1)	Determined by multiplying per share amounts by 20 (1 ADS = 20 Shares), unaudited.
(2)	Dividends per share are expressed in historical pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year.
(3)	Calculated on the basis of the number of shares outstanding and fully paid together with the pro-rata portion of the number of shares outstanding but not yet fully paid for each period.
(4)	These ratios, which are expressed as percentages, were calculated as follows: Operating margin = (Operating income)/(Revenues from sales);
Net margin = (Net income)/(Revenues from sales); Debt to equity = (Short and long-term borrowing)/(Total shareholders’ equity);
Debt to capitalization = (Short and long-term borrowing)/(Short and long-term borrowing plus Total shareholders’ equity).
Ratios presented have been rounded.
(5)	Based on Chile’s Consumer Price Index (“CPI”) for the period December 1 to November 30 of each year required to be used for price-level restatement purposes under Chilean GAAP.

          Unless otherwise indicated, U.S. dollar equivalent information, except export figures, for information in Chilean pesos, is based on the Observed Exchange Rate for December 31, 2008, which was Ch$636.45 per U.S. dollar. No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

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

          The Mercado Cambiario Informal (the “Informal Exchange Market”) is a currency market comprised of exchange houses and money changers in Chile. The Informal Exchange Market reflects the supply and demand for foreign currency and the rate of exchange in the Informal Exchange Market can fluctuate freely, above or below the Observed Exchange Rate. Since 1990, the rate of exchange for pesos into U.S. dollars in the Informal Exchange Market has been similar to that in the Formal Exchange Market. The Observed Exchange Rate as of May 30, 2009 was Ch$560.58 per U.S. dollar.

          The following table sets forth the annual high, low, average and year-end Observed Exchange Rates for U.S. dollars for each year indicated, and for each month during the previous six months, as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report any buying rate for Chilean pesos.

Annual High, Low, Average and Year-End
Observed Exchange Rate

	Ch$ per US$

Year	High(1)	Low(1)	Average(2)	Period-end

2004	649.45	557.40	609.55	557.40
2005	592.75	509.70	559.86	512.50
2006	549.63	511.44	530.26	532.39
2007	548.67	493.14	522.69	496.89
2008	676.75	431.22	521.79	636.45
December, 2008	674.83	625.59	649.32	636.45
January, 2009	643.87	610.09	623.0	617.10
February, 2009	623.87	583.32	606.00	599.04
March, 2009	614.85	572.39	592.93	583.26
April, 2009	601.04	575.12	583.18	580.10
May, 2009	580.10	558.95	565.23	560.58

(1)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.
(2)	The average of the daily rates during the period.

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

          During the 2007–2008 season, Chile experienced a period of drought which primarily impacted the non–irrigated wine zones of the country. On the other hand, the 2008-2009 season was characterized by normal climatic conditions, absence of rain and a long harvest period. Most of the Company vineyards have drip irrigation; accordingly, the impact of the drought on the Company’s vineyards has been minimal. Future freezes or drought conditions in Chile could severely affect the quantity or quality of the production of wine by the Company. See Item 4 — “Information on the Company — Chilean Wine Industry Overview.”

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

          Risks Associated with Higher Taxes, Tariffs. In 2008, the Company’s export sales to third parties and sales of its foreign subsidiaries represented 81% of total revenues. Wines are subject to a number of taxes and tariffs, including excise taxes in the United States, in the United Kingdom and the Company’s other principal export markets. Additional increases in such taxes and tariffs could depress wine consumption in those markets and could adversely affect the Company’s sales.

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

          Dependence on Distributors. The Company relies on distributors to sell its products in export markets. Sales to the Company’s largest distributor, Banfi Products Corporation (“Banfi”) in the United States represented 12.6% of the Company’s total export revenues in 2008 and 12.3% of total export revenues in 2007. Sales to the Company’s five largest distributors, including Banfi, represented 29.1% and 29.4% of total export revenues in 2008 and 2007, respectively, and are expected to continue to represent a significant portion of the Company’s total export revenues in the future. The Company has written agreements with most of its distributors—usually one– to two–year terms, automatically renewable. In addition, the Company’s strategy to expand sales in major export markets is to a large extent dependent on the performance of its distributors. See Item 4 — “Information on the Company — Business Overview — Company Sales — Export Markets — Distribution in Export Markets.”

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

          Dependence on Suppliers. The Company relies on Cristalerías de Chile S.A. (“Cristalerías”) to supply almost all of its bottle requirements. Cristalerías is a principal shareholder of one of the Company’s main competitors, Viña Santa Rita S.A. (“Santa Rita”). Although there are another two suppliers of bottles with smaller capacities, an interruption in the supply of bottles from Cristalerías to the Company for any reason could result in a short-term material adverse effect on the Company’s operations.

          The Company has a license from Tetra Pak de Chile Comercial Ltda. (“Tetra Pak Chile”) to package wine in Tetra Brik packages, and purchases these unassembled pre-printed packages from Tetra Pak Chile. Wine sold in Tetra Brik packages accounted for approximately 70.2% and 55.8% of the Company’s domestic sales by volume and value, respectively, in 2008 and 70.5% and 54.9%, respectively, in 2007. Although the Company believes that alternate suppliers are available, an interruption in the supply of Tetra Brik packages to the Company for any reason could result in a short-term material adverse effect on the Company’s operations. See Item 4 — “Information on the Company — Business Overview — Bottling.”

          The Company currently relies on approximately 880 outside vineyards for supplies of grapes and approximately 50 producers for bulk wine. In 2008, approximately 70%, of the grapes used in the production of the Company’s premium, varietal and, bi-varietal wines were purchased by the Company from independent growers in Chile. Additionally, in 2008, the Company purchased grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company. Most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year. In 2008, the Company had long-term contracts with up to approximately 16% of its growers.

          Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations.

          Competition. The wine industry in Chile and in the Company’s export markets is intensely competitive. In Chile and in approximately 130 other countries, the Company’s wines compete with wines and other beverages from Chile and other countries. Chilean wines, in general, compete with wines produced in the United States, Europe, Australia, South Africa, South America and New Zealand. In addition, the Company’s wines compete with other beverages including soft drinks, liquors, beer and, in Chile, pisco (a Chilean grape spirit). Many of the Company’s competitors in Chile and abroad have significantly greater financial resources than the Company.

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

          The Company’s Estatutos (the “By-Laws”) provide that all legal actions brought by shareholders in their capacity as such, or among shareholders and the Company, must be submitted either to resolution by the ordinary courts of Chile or to arbitration in Chile by an arbitrator chosen by mutual consent of both parties. If the parties cannot select an arbitrator acceptable to both, an arbitrator will be appointed by the ordinary courts of Chile who will have to have served during the last 3 years as assistant member of the Chilean Supreme Court. The By-Laws also provide that the arbitrator would act as an árbitro arbitrador, who under Chilean law would not be required to apply any particular body of law or procedures (except as a matter of public policy) and would be authorized to decide the matter in accordance with his or her view of what is just and equitable. Because an arbitrator is not required to apply any particular body of law or procedure to decide a matter, it is not clear that an arbitrator would consider a claim predicated upon U.S. federal securities laws. Under Chilean law, therefore, there is uncertainty regarding the ability of ADS holders to bring actions against the Company or its officers, directors or advisors based upon U.S. federal securities law, whether in Chilean courts or arbitration proceedings.

          In addition, a court in the United States might require that a claim predicated upon the U.S. federal securities laws be submitted to arbitration in accordance with the By-Laws. In that event, a purchaser of ADS would be effectively precluded from pursuing remedies under the U.S. federal securities laws in U.S. courts.

          The Company has been advised by its Chilean counsel, Cruzat, Ortúzar & Mackenna Ltda. – Baker & McKenzie, that no treaty exists between the United States and Chile for the reciprocal enforcement of foreign judgments issued by ordinary courts (exception made of awards issued by foreign arbitral courts, where the UN New York Convention may be applied). Chilean courts, however, have enforced judgments rendered by United States courts provided that certain basic principles of due process and public policy have been respected (basically that the judgment (a) does not contain anything contrary to the laws of Chile, notwithstanding differences in procedural rules, (b) is not in conflict with Chilean jurisdiction, (c) has not been rendered by default within the meaning of Chilean law and (d) is final under the laws of the relevant foreign jurisdiction rendering such judgment), without reviewing the merits of the subject matter in the case. Nevertheless, the Company has been advised by Cruzat,

Ortúzar & Mackenna Ltda. – Baker & McKenzie that a judgment rendered by a US court will be in conflict with Chilean jurisdiction if it affects in any way properties located in Chile, which are as a matter of Chilean law subject to the laws of Chile as well as to the jurisdiction of Chilean courts. Therefore, there is doubt as to the enforceability in Chile of judgments rendered with respect to Chilean securities, by United States courts in actions predicated upon the civil liability of the U.S. federal securities laws.

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

          Risks Relating to Chile

          Dependence on the Chilean Economy. As of December 2008, 89% of the Company’s assets were located in Chile. In 2008 and 2007, sales in the Chilean market accounted for approximately 19% and 19.5%, respectively, of the Company’s total revenues. Historically, domestic wine sales show a high degree of correlation with the economic situation prevailing in a country. Accordingly, the Company’s financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile. The main Chilean indicators for 2007 and 2008 were:

•	GDP grew 4.7% in 2007 and 3.2% in 2008.

•	Private consumption grew 6.9% in 2007 and 4.3% in 2008.

•	The unemployment rate was 7.2% and 7.5% in December 2007 and 2008, respectively. As of March 2009, the unemployment rate was 9.2%, compared to 7.6% in March 2008.

•	As a percentage of GDP, investment in fixed assets was 25.7% in 2007 and 29.7% in 2008.

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

          Volatile and Illiquid Nature of the Market for the Common Stock in Chile. The Common Stock of the Company is traded on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile and the Bolsa de Corredores — Bolsa de Valores (collectively, the “Chilean Exchanges”). The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange and which accounted for over 87% of

Chile’s equity trading volume in 2008, had a market capitalization of approximately US$134 billion as of December 31, 2008, and an average monthly trading of US$11,179 million. The ten largest companies in terms of market capitalization represented approximately 44.2% of the aggregate market capitalization of the Santiago Stock Exchange as of December 31, 2008. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. The ten most widely-traded stocks in terms of trading volume accounted for approximately 59.2% of all trading volume on the Santiago Stock Exchange in 2008. During 2008, approximately 21% of the securities listed on the Santiago Stock Exchange traded an average of 85% or more of the trading days.

          In addition, the Chilean securities markets may be affected by developments in other emerging markets, particularly other countries in Latin America.

          Currency Fluctuations. The Chilean peso has been subject to large fluctuations in value in the past, most recently during the past five year period, and may be subject to significant fluctuations in the future. See Item 3 — “Key Information — Exchange Rates.” Fluctuations in the exchange rate between the Chilean peso and other currencies affect the performance of the Company’s ADS, as well as the Company’s financial condition and results of operation in a variety of ways.

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

          Because the Company’s export sales are primarily denominated in foreign currencies, changes in these foreign currencies to the Chilean peso may adversely affect the financial condition and results of operations of the Company. Over 81% of the Company’s revenues are related to foreign sales that are denominated in U.S. dollars, Euros, Sterling Pounds, Canadian dollars, and Argentine pesos (sales of the Argentine subsidiaries). Changes in these foreign currencies relative to the Chilean peso may result in operating losses for the Company and its subsidiaries. In order to mitigate the short-term effect of changes in currency exchange rates, the Company enters into, from time to time, forward exchange agreements. See Item 5 — “Operating and Financial Review and Prospects.”

          The Company holds assets in Argentine pesos through its Argentine subsidiaries, whose assets are subject to currency fluctuation. Since 2004, the Company has used financial instruments to minimize this effect. Due to the conversion of the financial statements from Argentine to Chilean GAAP and the depreciation of the Argentine peso, in 2008, the Company recognized a loss of Ch$483 million, in 2007 recognized a gain of Ch$127 million and in 2006 a loss of Ch$143 million.

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

          Inflation. Although inflation in Chile has moderated in recent years, Chile has historically experienced high levels of inflation. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on the Company’s financial condition and results of operations. The annual rates of inflation for 2008, 2007 and 2006 were 8.9%, 7.4% and 2.1%, respectively.

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

          The Company is the largest Chilean producer and exporter of wines in terms of both volume and value, with total sales in 2008 of 247 million liters and Ch$322,166 million.

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

          In domestic and export markets, the Company’s bottled wines are sold in the premium, varietal, bi-varietal and sparkling wine segments. In the domestic and export markets, the Company sells popular wines, packaged primarily in 1, 1.5, and 2.0 liter Tetra Brik packages. A small quantity of wine, 1% of total revenues, was sold in bulk form in domestic and export markets.

          The Company sells its premium wines under brand names including: Don Melchor, Carmín de Peumo, Amelia, Terrunyo, Marqués de Casa Concha, Casillero del Diablo, Trio and Late Harvest. The Company sells its varietal and bi-varietal wines under the brand names Sunrise, Concha y Toro and Frontera. In addition, the Company’s subsidiaries, Viña Cono Sur, Viña Maipo, Viña Palo Alto, Viña Maycas del Limarí and Trivento, market their premium, varietal and bi-varietal wines under the brand names Cono Sur, Isla Negra, Maipo, Palo Alto, Maycas del Limarí and Trivento. The Company sells popular wines under the brand names Tocornal, Clos de Pirque, Exportaciόn and Fressco. See Item 4 — “Information on the Company — Chilean Wine Industry Overview — Wine Classifications,” “— Business Overview — Company Sales — Chilean Markets” and “ — Company Sales — Export Markets.”

          The Company’s first initiative toward the development of more complex wines was the launching of Casillero del Diablo in 1965. Casillero del Diablo was made from selected grapes and aged two years longer than the standard Cabernet Sauvignon then being produced. Today, Casillero del Diablo is the largest seller among the Company’s premium wines. In the past seven years, the Company has focused its marketing efforts on the Casillero del Diablo brand. Through a global marketing campaign launched in August 2001 and with a new packaging originally unveiled in 2002, the Company’s target is to transform Casillero del Diablo into a global brand. In 2008, sales of Casillero del Diablo totaled 2.66 million cases.

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

          The Company conducts its operations directly and through subsidiaries. The Company’s distribution business in Chile is conducted through its wholly-owned subsidiary Comercial Peumo Ltda. (“Comercial Peumo”). In December 2000, the Company formed a fully-owned sales and distribution subsidiary in the United Kingdom, Concha y Toro UK Limited (“Concha y Toro UK”). This subsidiary commenced operations in March 2001. In 2008, Concha y Toro established distribution subsidiaries in Brazil, Sweden, Finland and Norway in order to strengthen its sales in those countries.

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

          In recent years, the Company has launched several new wines, marketed and distributed by its subsidiaries, to strengthen its position in the premium and super-premium categories. In 2006, the Company introduced a premium wine, Palo Alto, to the market, and in 2007, the Company introduced wines from Viña Maycas del Limarí, a new super premium winery. Viña Maycas del Limarí is located in the Limarí Valley, a relatively new wine region in the north of Chile that the Company believes has strong enological potential and in which the Company has invested in the recent years. With its 653 hectares of vineyards distributed in five Limarí Valley estates, the new winery has developed innovative packaging which, like the wine itself, is inspired by Inca culture (maycas means “plot of land” in the Inca language). Each label features an Inca calendar representing the dates that the grapes were picked and the wine was bottled.

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

          In November 2000, the Company purchased 49.6% of Industria Corchera S.A. (“Industria” or “Industria Corchera”), a cork manufacturer. In connection with the acquisition, the Company and Amorim & Irmaos S.G.P.S. S.A. (“Amorim”), a Portuguese company that produces and distributes cork worldwide, entered into a shareholders’ agreement providing for the transfer of shares and the administration of Industria Corchera. In 2008, the Company increased its ownership to 49.96%. An English translation of the shareholders’ agreement between the Company and Amorim was previously filed and is listed as Exhibit 4.2 to this Annual Report. See Item 19 — “Exhibits.” The Company and Amorim jointly own 99.93% of the capital stock of Industria Corchera.

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

          Following this strategy, the Company has invested around Ch$238 billion over the last ten years in land, vineyards, infrastructure and other wine business, in order to increase its own production. It has also introduced the highest level technology to its production methods in the wine-making area, always with the objective of improving the quality of its wines. There has also been a constant development of new products, investigation into new grape varieties and incorporation of new grape-producing valleys.

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

          In 2008, the Company made approximately Ch$45,150 million (approximately US$71 million) of capital investments, which included the acquisition of new vineyards, development of new vineyards, increasing the vinification and cellar capacity, increasing bottling capacity and buying new agriculture machinery, among others. The Company has established a capital expenditure budget of approximately Ch$30,000 million (approximately US$53 million) for 2009 to support expected future growth in sales, and the corresponding increase in demand for grapes and production capacity. Investments mainly comprise acquiring and planting new vineyards, the construction of storage and vinification facilities, expansion of the bottling plant and acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines. The Company expects to continue planting wine vines, and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile, as well as in Argentina.

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

          The Company owns or leases vineyards in the eight principal wine-growing regions in Chile. These regions include, from north to south: Limarí, Casablanca, San Antonio, Maipo, the Rapel Valley sub-regions of Cachapoal and Colchagua, Curicó and Maule. Most of these regions possess distinct weather and soil characteristics. However, they share the important characteristics of cool nights and hot days with daily temperature variations of 12°C to 20°C (54°F to 68°F) in the summer. This type of climatic condition is essential for growing “wine quality” grapes. See Item 4 — “Information on the Company — Business Overview — Vineyards.”

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

          San Antonio Valley. One of the most recently created Chilean denominations, this small valley was only defined as a controlled origin in 2002. San Antonio stretches to the very edge of the Pacific Ocean, and its characteristic lack of significantly high relief allows for the free entry of the strong oceanic influence. The ensuing frequent breezes, fresh temperatures and clayish soils make it a favorite spot for cold-climate white varieties and Pinot Noir.

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

          Luján de Cuyo Region. Luján de Cuyo is located in the upper part of the Mendoza River, 22 kilometers (13.7 miles) to the south of Mendoza city. The altitude in this area ranges form 650 to 1,060 meters (from 2,132 to 3,478 feet) above sea level. Together with Maipú, it constitutes a traditional grape-growing region known as “First Zone”. This First Zone is excellent for growing red varietals, Malbec in particular. Its soil is alluvial and sandy, somewhat organically poor but with very good drainage characteristics. Day and nighttime temperatures vary by approximately 14°C (57°F), which favors the production of red wines.

          Maipú Region. The Maipú region is located in the upper part of the Mendoza River, 18 kilometers (11 miles) to the southeast of the city of Mendoza, next to Luján de Cuyo. Its altitude is 790 meters (2,592 feet) above sea level.

          Tunuyán Region. Tunuyán is located 80 kilometers (49 miles) southwest of Mendoza city and, together with Tupungato and San Carlos, forms the Uco Valley. This valley rises to 1,400 meters (4,593 feet) above sea level, the highest grape-growing altitudes in Mendoza. Because of the altitude and proximity to the Andes, the Uco Valley has a cooler climate than the First Zone, which makes this region oriented towards the production of white varietals and certain red ones. Day and nighttime temperatures vary by approximately 25°C (77°F), an ideal range for the development of optimum color and tannins in the grapes. Its soils are stony, sandy and very permeable, lacking in drainage or salinity problems.

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

          As of December 2008, the Company had approximately 10,468 arable hectares (approximately 25,856 acres) on 38 owned and eight leased vineyards in the Limarí, Casablanca, San Antonio, Maipo, Cachapoal, Colchagua, Curicó and Maule Valleys of the Central Zone in Chile, and on eight vineyards in the Maipú, Tupungato, Rivadavia, San Carlos, Luján de Cuyo and San Martín regions, all located in Mendoza, Argentina. As of December 2008, approximately 83% of the arable land owned or leased by the Company is planted with wine-producing grapes in various stages of maturity. Approximately 76% of the Company’s planted hectares in Chile are planted primarily with five types of noble grapes: Cabernet Sauvignon, Merlot, Carmenere, Chardonnay and Sauvignon Blanc. In recent years, the Company has increased the planting of these five varieties of grapes in response to increasing consumer demand in the United States, Europe and Asia for premium and varietal wines. The Company believes that with the plantings of these noble grape varieties, it should be able to respond to the shift in consumer demand for premium and varietal wines made from these varieties of grapes. There can be no assurance, however, that consumer demand for these wines will increase in absolute terms or that consumption of wines produced by the Company from these varieties of grapes, as opposed to those produced by its competitors, will increase. In addition, there can be no assurance that competitors of the Company, either singly or in the aggregate, will not be in a better position to take advantage of changing consumer demand patterns for premium and varietal wines, by reason of planted acreage or otherwise.

          The Company’s remaining land under cultivation is planted mainly with Syrah, Pinot Noir, Malbec, Viognier, Pinot Blanc, Pinot Gris, Chenin Blanc, Riesling, Gewurztraminer and Sangiovese grapes.

          The Company expects that the vines planted in 2005 will be in full production in 2009.

          The table below shows the Company’s currently-producing and newly-planted vineyards by valley as of December 2008.

Vineyards	Currently Producing	Plantings 2005 - 2008	Fallow	Orchards	Total Arable

	(in hectares)
Chile
Owned – Chile:
Limarí Valley(1)	310	343	251	—	905
Casablanca Valley	125	20	—		145
San Antonio Valley	—	130	—		130
Maipo Valley	686	50	6		742
Cachapoal Valley – Rapel Valley(2)	638	621	608	83	1,950
Colchagua Valley – Rapel Valley	1,309	221	148	—	1,678
Curicó Valley	505	74	136		714
Maule Valley	1,750	287	339		2,377
Total Owned – Chile	5,323	1,746	1,488	83	8,640
Leased – Chile:
Casablanca Valley(3):	236	10	—		246
Maipo Valley(4):	264	—	—		264
Colchagua Valley(5):	—	103	2		105
Total leased	500	113	2		615

Total Chile	5,823	1,860	1,490	83	9,256

Owned - Argentina
Total Mendoza, Argentina	661	376	175		1,212

Total	6,484	2,236	1,665	83	10,468

(1)	Producing vineyards in Limarí and Colchagua valley include vineyards planted with grapes suitable for table wines corresponding to 70 hectares in Limarí and 63 hectares in Colchagua.
(2)	These hectares include 83 hectares of fruit trees planted on the Company’s Peumo and Idahue vineyards. This land can be returned to grape production.
(3)	The Company leases three vineyards in the Casablanca Valley (93.73, 125.79 and 27 arable hectares) with leases expiring in 2023, 2028 and 2036, respectively.
(4)

The Company has leased one vineyard with 72 arable hectares since 1993 from Sociedad Protectora de la Infancia (“Protectora”), an unaffiliated, non-profit institution. The lease of this vineyard expires in 2013; however, the lease is cancelable by Protectora with one year’s notice and payment of a penalty. In 2004 the Company leased an 80.6 hectare vineyard in production, from Viñedos Emiliana, this lease expires in 2013. In 2006, the Company leased another vineyard from Viñedos Emiliana with approximately 112 hectares in production; this lease expires in 2018.

(5)	In 2008, Viña Cono Sur leased two vineyards in Colchagua valley comprising of 104.5 arable hectares.

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

          Sources of Grapes and Purchased Wine

          Grapes are the main raw material in the wine making process. In 2008, approximately 70% of the grapes used in the production of premium, varietal and bi-varietal wines were purchased from third parties. In addition, the Company purchased grapes and bulk wine required to produce approximately 100% of its popular wines. Prevailing prices for grapes at harvest time reflect market conditions.

          Company Vineyards. In 2008, approximately 30% of the Company’s production of premium, varietal and bi-varietal wines were from grapes grown on the Company’s owned and leased vineyards in Chile. The Company believes that production of its own grapes offers greater control over costs and quality and improves reliability of supply. To that end, the Company continues to expand its grape production. The Company’s policy is that, to the extent possible, only grapes grown in the Company’s own vineyards are to be used to produce the Company’s premium wines.

          Outside Suppliers. In order to satisfy its need for grapes for the production of premium, varietal, bi-varietal and sparkling wine not otherwise met by its own vineyards, as well as its requirements for grapes and bulk wine for 100% of its popular wines, the Company buys grapes from approximately 880 independent growers in Chile. The identity of such growers, as well as the amounts purchased from them, does not change significantly from year to year, and most of these growers have been selling to the Company for many years. The main criteria used to select independent growers are geographic location, the variety of grapes grown and the grower’s farming methods. With the objective of assuring quality production, the Company offers its suppliers technical assistance based on rigorous criteria similar to that which is applied within its own wineries. The Company also purchases small quantities of grapes from entities in which several of its directors, executive officers or members of their families have an interest. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

          In accordance with Chilean wine industry practice, most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year. This renewal is not compulsory and depends on the Company’s demand and seasonal market prices. In order to minimize the risk of crop loss, the agreements are entered into between January and April each year, after the grapes have begun to mature and the size of the crop can be more accurately estimated. Delivery schedules are agreed upon according to the degree of ripeness of each grape variety. The management of these outside vineyards is directed by the Company’s own technical personnel, and the Company establishes standards regarding the use of pesticides, cultivation, harvest date, transportation system, sugar, acidity and Ph concentration. Selection of the grapes and approval of their quality is carried out by the Company’s technical department. The price of the grapes is proportional to the estimated alcohol content over 12% in the resulting wine. Payment for grapes obtained from independent growers is made mainly in ten interest-free installments throughout the year. In 2008, the Company had long-term contracts with up to approximately 16% of its growers.

          Bulk Wine Purchases. The Company purchases wine in bulk from a number of outside suppliers for the wine used in the production of the Company’s popular wines. The Company’s technical department approves such wine purchases. Payments are traditionally made in ten interest-free monthly installments.

          Vinification

          The Company seeks to use the latest technology in all areas of vinification while maintaining the wine-making traditions of its founders. The Company has eleven wine-making plants in Chile which turn grapes into premium, varietal and bi-varietal wines. The location of these plants and their production capacity in 2008 are shown below. Additionally, the Company leases plants, mostly to vinify generic grapes for the production of popular wines.

          In Argentina, Trivento owns two plants for the vinification and aging of its wines. Additional capacity to meet its vinification needs is leased from third parties.

Plant	Valley	Production -2008

		(in millions of kilograms)
Chile:
Nueva Aurora	Limarí	12.8
Puente Alto	Maipo	10.8
Lo Espejo	Maipo	3.9
Cachapoal	Cachapoal - Rapel	30.6
Chimbarongo	Colchagua - Rapel	63.0
Cono Sur	Colchagua - Rapel	10.6
Peralillo	Colchagua - Rapel	2.8
Las Mercedes	Colchagua - Rapel	8.6
Lontué	Curicó	26.2
Lourdes	Maule	18.5
San Javier	Maule	33.7

Total Chile		221.6

Argentina:
Trivento	Maipú	16.9
Tres Porteñas	San Martín	9.9

Total Argentina		26.8

          In addition, the Company’s facilities at Pirque have the capacity to produce 2.26 million bottles or 1.7 million liters of sparkling wine.

          The Company uses a combination of epoxy-lined cement tanks, stainless steel tanks and French and American oak barrels to ferment, age and store its wine. As of December 2008, the Company’s total storage and fermentation capacity in Chile was approximately 314 million liters. Total owned capacity in Argentina was 31 million liters. Trivento rents additional storage facilities, as needed, for its operation.

          The following table shows the Company’s approximate fermentation and storage capacity by type of container for the years indicated:

	December,

Type of Container	2006	2007	2008

	(in million liters)
Chile:
Epoxy-lined cement tanks	153.0	152.8	185.4
Steel tanks	89.8	100.6	118.0
French and American oak barrels	9.2	10.0	10.7
Chilean wood casks	0.3	0.3	0.3

Total Chile	252.3	263.7	314.4

Argentina:
Epoxy-lined cement tanks	17.3	19.3	19.3
Steel tanks	9.6	9.6	10.6
French and American oak barrels	0.4	0.5	0.8

Total Argentina	27.3	29.4	30.7

          The Company uses American and French oak barrels for the production of all its premium wines, except Late Harvest. Although the use of oak barrels increases the Company’s winemaking costs, the Company is certain that it enhances the quality of its premium wines. Oak barrels are purchased in several sizes and are treated prior to delivery in accordance with the Company’s needs. Oak barrels are used for up to two years to produce the highest quality premium wines, such as Don Melchor, and are then used for another five years to enhance other wines. As of December 2008, the Company had approximately 47,000 French and American oak barrels.

          French oak barrels are used to make the Company’s premium Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha and Trio brand wines, while American oak barrels are used for its premium Casillero del Diablo brand wine. The Company has increased its stainless steel storage capacity to approximately 118 million liters in 2008. Most of the Company’s stainless steel tanks are fitted with cooling systems to prevent wine from losing quality at higher temperatures. All of the Company’s stainless steel tanks for use during fermentation are equipped with heating and cooling systems to regulate the temperature in the fermentation process.

          Bottling

          After vinification and, in the case of premium wines, aging, wine is ready to be bottled. The Company has three bottling plants near the Santiago metropolitan area: Pirque, Lo Espejo and Vespucio plants, and a plant in Lontué. The Pirque bottling plant, located 28 kilometers from Santiago, is the Company’s principal bottling plant, and a large amount of the Company’s premium, varietal, bi-varietal and sparkling wines are bottled there. The plant has five bottling lines accommodating bottles of 1.5 liter, 1 liter, 750 milliliter, 375 milliliter and 187 milliliter capacities. The facility in Pirque is equipped with the most advanced bottling and labeling equipment available and has an installed capacity of 11.7 million liters per month when operating three eight hour shifts per day, six days a week.

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

          The Company’s bottling plant in Lontué, located 200 kilometers from Santiago, bottles wine in five liter glass jugs and in 0.5 liter, 1 liter, 1.5 liter and 2.0 liter Tetra Brik packages which are made of several layers of paper, aluminum and polyethylene. Similar packages are used worldwide for juice, milk, wine and other products. The Tetra Brik packaging line is completely automated. The Company has a license from Tetra Pak Chile to utilize the Tetra Brik technology and purchases pre-printed unassembled packages from Tetra Pak Chile. The Lontué plant’s Tetra Pak packaging machines have an installed capacity of 13.0 million liters per month based on three shifts operating eight hours a day, six days a week.

          The Company has a quality control department which controls the raw materials used in each bottling plant and tracks the product up to the point of sale through a system of computer coding for each bottle and case produced. The Company also uses electronic monitoring equipment to ensure that bottles are filled to the correct level.

          All of the Company’s premium and export wines are bottled in new bottles. Cristalerías, a principal shareholder of one of the Company’s main competitors, Santa Rita, supplies almost all of the Company’s bottles. The Company obtains the remainder of its bottles from other Chilean and Argentine manufacturers. Corks for most wines are produced in Spain and Portugal but are finished by Chilean firms. The Company owns 49.96% of the principal cork supplier, Industria Corchera. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.” The Company imports champagne corks from Germany. Labels are produced in Chile, the United States and Canada. Chilean companies supply cases and capsules (the tin, plastic or aluminum covering for the neck of a wine bottle).

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

          Domestic Distribution. The Company has its own direct distribution capacity through its wholly-owned subsidiary, Comercial Peumo. Comercial Peumo has a network of fifteen regional offices to service the entire Chilean national territory. Its sales force is made up of 128 salespeople, 29 supervisors, and 3 sales managers. Comercial Peumo serves approximately 15,000 customers throughout Chile, making it the largest wine-oriented distribution company in Chile. The two largest single customers accounted for approximately 10.5% and 10.1% of the Company’s domestic sales in 2008. No other customer represented more than 10% of the Company’s domestic sales.

          A wholly-owned subsidiary, Transportes Viconto, transports bulk wine products between the Company’s cellars, production and bottling facilities, and delivers wine products to container ships located in Chilean ports. Transportes Viconto relies on a twenty-one truck fleet, with a complement of trailers and tanks that has a total haulage capacity of 450 tons. This fleet also transports finished products to Comercial Peumo’s fifteen regional offices throughout Chile. Comercial Peumo subcontracts third party transportation services to distribute its products from its regional offices to its commercial clients.

          Company Sales - Chilean Markets

          Domestic Wine Sales. The Company’s domestic sales in liters, excluding sales of bulk wine, in 2006, 2007 and 2008 were approximately 69.1 million liters, 77.3 million liters and 71.7 million liters, respectively, resulting in gross revenues of Ch$51,655 million, Ch$53,221 million and Ch$51,366 million, respectively.

          The Company’s bulk wine sales fluctuate from year to year because the Company sells bulk wine in the domestic market to reduce excess inventories. In 2008, sales of bulk wine represented 1% of total wine sales in the domestic market. The Company is the largest wine producer in Chile, and according to AC Nielsen, in 2008, the Company had the largest share of the domestic market with a 29.7% share in terms of volume and a 25.4% share in value. The Company competes in all segments of the branded Chilean market and seeks to keep prices competitive to make its products attractive to consumers. Its variety of brands allows it to target different market segments, from its upscale premium Don Melchor to its popular wine lines, while maintaining a competitive price/quality relationship across the range.

          The following tables show the Company’s total domestic wine sales in constant Chilean pesos and liters by market segment, for each of the calendar years indicated:

Domestic Wine Sales
	2006		2007		2008

	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%

	(in million of constant Chilean pesos as of December 31, 2008)
Premium	6,443	12.4%	7,224	13.5%	7,389	14.3%
Varietal	4,346	8.4%	4,796	9.0%	4,121	7.9%
Bi-varietal	242	0.5%	245	0.5%	311	0.6%
Popular	39,941	77.1%	40,533	76.1%	39,116	75.4%
Sparkling	683	1.3%	423	0.8%	429	0.8%

Bottled wine	51,655	99.7%	53,221	99.9%	51,366	99.0%
Bulk	148	0.3%	66	0.1%	525	1.0%

Total	51,803	100.0%	53,287	100.0%	51,891	100.0%

Domestic Wine Sales
	2006		2007		2008

	Liters	%	Liters	%	Liters	%

	(in thousands of liters)
Premium	1,584	2.3%	1,886	2.4%	2,005	2.7%
Varietal	2,655	3.8%	3,207	4.1%	2,728	3.8%
Bi-varietal	176	0.3%	193	0.3%	248	0.3%
Popular	64,320	92.9%	71,761	92.8%	66,539	91.7%
Sparkling	351	0.5%	244	0.3%	222	0.3%

Bottled wine	69,086	99.8%	77,291	99.9%	71.742	98.8%
Bulk	112	0.2%	63	0.1%	850	1.2%

Total	69,198	100.0%	77,354	100.0%	72,592	100.0%

          The Chilean wine market can be divided into segments based on the price of a 750 ml bottle. The Company targets the following market segments: popular wines with prices ranging from Ch$500–999 per liter; bi-varietal (blend) wines with prices ranging from Ch$999–1,390; varietal wines with prices ranging from Ch$1,390–2,499; premium wines with prices ranging from Ch$2,790–5,000; super premium with prices between Ch$5,000–8,990; and ultra premium with prices over Ch$9,000.

          Local Brands and Prices. The table below lists the Company’s major brands by segments of the Chilean wine market and approximate retail prices for each brand per 750 ml bottle as of April, 2009. Prices do not vary by type of wine within brand category.

Segment	Brand	Approximate Retail Price

		(As of April 2009 Chilean pesos)
Ultra Premium	Don Melchor	55,000
	Terrunyo	15,000
	Amelia	17,000
Super Premium	Marqués de Casa Concha	8,990
Premium	Trio	4,490
	Casillero del Diablo	3,890
	Late Harvest(1)	2,390
Sparkling	Subercaseaux	2,290
Varietal	Sunrise	1,890
	Santa Emiliana(2)	1,690
Bi-varietal	Frontera	1,490
Popular(3)	Exportación	1,066
	Clos de Pirque	925
	Tocornal	845
	Fressco Cooler	745

(1)	Late Harvest is a Sauvignon Blanc dessert wine which is only sold in 375 ml bottles.
(2)	The Company has a license from Viñedos Emiliana to bottle and distribute the Company’s wine domestically under Viñedos Emiliana’s labels.
(3)	Popular wine prices are per 1,000 ml.

          Local Competition. The Company competes with a number of other Chilean wineries. The Company’s competitors in the premium segment are large and medium-sized Chilean wineries, mainly Santa Rita, Viña San Pedro Tarapacá S.A. (“San Pedro”), Bodegas y Viñedos Santa Carolina S.A., Viña Undurraga S.A., Viña Errázuriz S.A. and Cousiño Macul S.A.. The Company also competes, to a much lesser extent, with small Chilean wineries whose production and sales of premium wines are aimed primarily at export markets. Sales in the popular wine segment are concentrated in wines packaged in Tetra Brik packages. In 2008, Tetra Brik sales represented approximately 76% of all Chilean sales by volume in the popular wine segment. The Company believes that non-Chilean wineries have negligible sales in Chile because they find it difficult to match the price-value relationship offered by Chilean wineries, especially in the popular wine segment.

          Popular wines produced in Chile, including those of the Company, also compete with other beverages such as beer, pisco and soft drinks. For the two month period ended March 2009, the ratio of popular wine price to beer price maintained the same level at 1.31 compared to March 2008, mainly as the increase in the wine price was matched by an increase in beer prices. In the face of increased competition by other beverages and in order to continue gaining market share, the Company has intensified its marketing efforts in the popular wine segment. See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategies.”

          The following table shows the relationship between popular wine and beer prices and the Company’s sales for the years indicated:

Relationship Between Popular Wine and Beer Prices

	2006	2007	2008	2009

For the two-month period ended March:
Popular average wine price	1,012	944	965	1,045
Beer average price	670	677	743	800
Ratio of popular wine prices to beer prices	1.51	1.39	1.30	1.31

Source: Nielsen Retail Index. Measurement for the two-month period for supermarket and traditional retail (i.e liquor and convenience stores) channels.

          Domestic Marketing Strategy

          The Company is seeking to increase its market share in all segments of the Chilean wine market, especially in the premium and varietal wine segment. The Company believes it is well positioned within this market due to its portfolio of brands, which it believes successfully competes with other wine producers in all segments of the domestic market.

          In terms of distribution, the strategy of the Company is to be present in all relevant channels for wine sales in Chile, with special focus on supermarkets and the retail channel. Accordingly, the retail sector of the Company has been strengthened both in commercial and marketing terms.

          Regarding the portfolio of products, the Company is permanently developing new formats and updating the presentation of its products. Advertising methods and marketing strategies differ depending on whether the targeted segment is comprised of potential consumers of the Company’s premium, varietal, bi-varietal, or popular wines. During 2008, the greatest efforts in advertising were focused on strengthening the Clos de Pirque and Casillero del Diablo brands in the market through mass media campaigns, including television and press.

          Domestic Sales – Other Products. In the past few years, Comercial Peumo—the distribution subsidiary for the Chilean local market—has entered into new non-wine businesses, especially in the liquor and beer categories. These categories show strong growth and present an expanded business opportunity for the subsidiary. In April of 2008, Comercial Peumo signed a distribution agreement with SAB Miller—one of the three largest brewers world wide—with the aim of enhancing the Company’s presence in the imported premium beer category. Accordingly, since May of 2008, Comercial Peumo has distributed, mainly in supermarkets, Miller Genuine Draft© beer. In April 2009, Comercial Peumo signed a distribution agreement with Diageo Chile Limitada and commenced wholesale distribution of Diageo’s products in Chile, which include the different domestic distribution channels, except for the largest supermarket chains. The Diageo products covered by the agreement include Johnnie Walker©, Pampero Rum©, Baileys Liquors©, Smirnoff Vodka©, Gordons Gin© and Cuervo Tequila©.

          Sales of Comercial Peumo in 2008 were Ch$56,746 million, with its new business area contributing 7.5%. With the distribution of the new Diageo products, the Company believes that this business area could eventually contribute 20% of the sales of Comercial Peumo.

          Company Sales - Export Markets

          According to the Exporters Association, exports of Chilean wine totaled US$1,376 million and 589 million liters in 2008, representing an increase of 9.5% in value and a decrease of 3.5% in volume terms, as compared to 2007.

          Export Sales and Competition. The Company is the largest exporter of Chilean wines on both a volume and US$ value basis, with market share in 2008 of 25.4% and 28.3% (including bulk) respectively, according to the Exporters’ Association. The Company’s bottled wine market share by volume and US$ value was 37.0% and 31.4%, respectively, in 2008. The Company’s closest Chilean competitor in the bottled export segment, in terms of volume and US$ value, reported the equivalent of 34% and 36% of the Company’s sales, respectively.

          The following table sets forth the Company’s export market share among Chilean wine producers, as a percentage of both volume and US$ value for the years 2005 to 2008:

	Export Market Share

	Total Wine		Bottled(1) Wine

	Volume	US$ Value	Volume	US$ Value

2004	18.5%	23.0%	29.2%	25.8%
2005	22.6%	24.3%	32.2%	27.2%
2006	21.9%	25.4%	33.4%	28.3%
2007	22.2%	27.4%	34.9%	30.2%
2008	25.4%	28.3%	37.0%	31.4%
        Source: Vinos de Chile, Exporter’s Association
          (1) Bottled and bag-in-box.

          Company sales in the export market are distributed among the premium, varietal, bi-varietal, sparkling and popular wine segments. The Company also sells bulk wine abroad. The Company’s export sales in volume, excluding bulk sales, in 2006, 2007 and 2008 totaled 104.3 million liters, 133.2 million liters and 144.0 million liters, respectively, resulting in revenues of US$251 million, US$343 million and US$384 million in 2006, 2007 and 2008, respectively.

          The following table sets forth the Company’s export sales from Chile, by volume and US$ value for the period 2006 through 2008 for each market segment. It shows that the Company’s premium wine export sales by volume and value from 2006 to 2008 increased 50.8% and 62.7% respectively, and its varietal and bi-varietal export sales increased 23.6% and 36.6% respectively, for the same period.

Export Sales by Market Segment (*)

	2006		2007		2008

	Liters	US$	Liters	US$	Liters	US$

	(in thousands of liters and thousands of U.S. dollars)
Premium	21,413	89,669	31,243	134,201	32,298	145,847
Varietal	17,909	46,527	22,901	62,892	26,227	74,909
Bi-Varietal	48,012	88,342	53,995	102,102	55,276	109,271
Popular	16,514	25,134	24,397	41,648	29,229	49,866
Sparkling	487	1,454	639	2,035	929	4,171

Total bottled wine	104,335	251,126	133,175	342,878	143,959	384,064
Bulk	456	351	3,672	2,777	5,592	4,343

Total	104,791	251,477	136,847	345,655	149,551	388,407

(*) Only exports from Chile, includes sales to the Company’s subsidiaries abroad.

Percentage of Export Sales by Volume to Regional Export Markets
(excluding bulk wine sales)

Market	2006	2007	2008

United States	22.0%	17.6%	18.1%
Canada	4.3%	3.8%	4.5%
Europe	47.7%	51.2%	51.4%
Central America, Mexico and the Caribbean	10.4%	9.6%	9.0%
South America	9.6%	9.8%	8.1%
Asia	5.2%	6.8%	7.4%
Africa/Other	0.8%	1.2%	1.5%

Total	100.0%	100.0%	100.0%

          Principal Export Markets. As of December 31, 2008, the Company’s principal regional export markets by US$ value were Europe, the United States, Central America, South America, Asia and Canada. Each market is unique, and there are differences within markets due to variations in local regulations.

	Export Sales by Value to Regional Export Markets
	2006		2007		2008

	Mil. US$	%	Mil. US$	%	Mil. US$	%

Europe	125.1	49.8%	185.5	54.1%	208.3	54.2%
USA	46.0	18.3%	52.1	15.2%	59.0	15.4%
Central America, Mexico and the Caribbean	25.6	10.2%	29.9	8.7%	32.4	8.4%
South America	24.3	9.7%	31.6	9.2%	28.9	7.5%
Canada	14.0	5.6%	17.1	5.0%	21.6	5.6%
Asia	13.9	5.5%	22.7	6.6%	28.3	7.4%
Africa/Other	2.2	0.9%	4.0	1.2%	5.5	1.4%

Total	251.1	100.0%	342.9	100.0%	384.1	100.0%

          Europe. In 2008, sales to Europe increased by 12.5% in value terms to approximately US$208.3 million or 54.2% by US$ value of Company exports. The Company’s European markets can be subdivided into three areas: Germany and non-wine-producing Western Europe, wine-producing Western Europe (except Germany) and Eastern Europe.

          The Company believes that greater market opportunities exist in the United Kingdom, non-wine-producing countries of Eastern Europe and Germany. For these countries, in 2008, the order of importance by sales for the Company was as follows: the United Kingdom, Sweden, Denmark, Finland and Russia. Among these countries, the Nordic countries (Finland, Sweden, Norway and Iceland) operate under a state-controlled system where each state purchases wine and sells it in its own stores at the retail level. The Company anticipates that in the future, the monopoly system in these countries may be replaced by a private or semi-private sales structure, but believes that because its brands are well known in these areas, the Company’s sales will not be adversely affected as a result. There can be no assurance, however, that such a regulatory change would not have a material adverse effect on the Company’s sales to such markets.

          In the United Kingdom, the Company continues to broaden direct distribution to all market segments (i.e. multiples, specialists, cash and carry, wholesalers and independent vendors) and promote on-premise consumption (e.g., sales to restaurants), through its Concha y Toro, Viña Maipo, Cono Sur and Palo Alto brands. Excluding bulk sales, sales in the United Kingdom decreased 1% from 2007 to 2008, reaching US$87 million in 2008. However, volume sales of Concha y Toro UK increased 6.3%, which is a reflection of years of investment in the United Kingdom market, where the Company has developed strong brand recognition based on quality and competitive pricing.

          The Company’s marketing strategy in Germany and the non-wine-producing countries of Western Europe focuses on expanding the premium wine segment, particularly with the Casillero del Diablo brand, and building brand recognition. Compared to other areas of the world, the Company’s involvement in this market is fairly recent, having begun in 1989. In Central and Eastern Europe, volume growth was led by Denmark, the Scandinavian countries (Sweden, Norway, Iceland and Finland), Russia and Poland. The Company sees great potential in this region, with the exception of important wine producing countries such as Georgia, Hungary, Bulgaria and Moldovia.

          In the major wine-producing countries of Western Europe (e.g., Italy, France, Spain and Portugal), where the Company faces greater competition, the Company’s marketing strategy is to shift from sales of small quantities of super-premium wines to higher volume sales of premium wines in the off trade (supermarkets and wholesale chains).

          United States. The U.S. market accounted for approximately US$59 million in 2008. Sales by value increased 13.6% in 2008, mainly as a result of an increase in sales of varietals with the introduction of Viña Maipo in the US market. Overall volumes increased 11%.

          According to the Exporters’ Association, the Company was the leading Chilean exporter to the United States in 2008, with a market share in volume at 43% of total Chilean wine exported to the US. Wine markets worldwide are divided into segments according to the price range of the wines, and competitors differ from one segment to another. According to the wine classification method generally used in the U.S. market, the Company believes that the following wine categories are a representation of the wines sold by the Company in the United States: ultra premium, super premium, premium and popular premium. The Company believes that the Company’s wines would be classified within such categories as follows: ultra premium —Don Melchor, Amelia and Terrunyo; super premium—Marqués de Casa Concha; premium—Trio, Casillero del Diablo, Palo Alto and Xplorador; and popular premium—the Company’s varietal wines and bi-varietals, including Sunrise, Frontera and Viña Maipo varietal wines, among others.

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

          Central America, Mexico and the Caribbean. In US$ value terms, the Company’s 2008 sales to Central America, Mexico and the Caribbean totaled US$32.4 million or 8.4% of the Company’s exports. The primary markets for the Company’s products in this region are Mexico, Costa Rica, Panama and the Dominican Republic. The Company has marketed its wines for more than twenty years in most of the countries in this region, and the Company believes it is the largest Chilean exporter of bottled wines in all of these countries. Sales in US$ value terms increased by 8.9% mainly as a result of stronger sales in Mexico, Costa Rica, Panama, and the islands of the Caribbean, among others.

          South America. In 2008, sales to South America decreased by 7.6% in US$ value terms to approximately US$28.9 million or 7.5% of the Company’s total exports by US$ value. Wine sales in the region were affected by the economic deceleration and sharp exchange rates fluctuations, which impacted mainly Mexico and Brazil in the last quarter, affecting full year results. Shipments declined by 3.8%, mainly in the markets of Brazil, Venezuela and Colombia. The Company is currently the leading Chilean exporter to most of the South American countries, with the exception of Paraguay and Venezuela. In each of these countries, the Company’s products are sold through exclusive local distributors, and in some countries, the Company’s secondary brands are sold by different distributors.

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

          Canada. In 2008, the Company’s sales to Canada increased 27% to approximately US$21.6 million or 5.6% by US$ value of the Company’s exports. Canada is the third largest national export market for the Company in US$ value terms.

          The Canadian market is governed by provincial monopolies in nine of the ten provinces and the three territories. The monopolies (or liquor boards) buy and sell all imported (bottled) and locally produced liquors and wines. Each province is autonomous, and each provincial liquor board has its own regulations and policies. Each liquor board is also responsible as guarantor of payments to its suppliers. Because the Canadian market is a controlled market, the buying system is highly concentrated, and the marketing policies are strictly regulated. The Company believes that even if privatization of the provincial monopolies takes place, its sales will not be adversely affected because its brands are well-known in Canada. However, there can be no assurance that privatization would not have a material adverse effect on the Company’s sales to the Canadian market.

          Asia. The Asian market accounted for approximately US$28.3 million in 2008, equal to 7.4% by US$ value of the Company’s exports. In value and volume terms, in 2008 bottled sales to Asia increased 26% and 19%, respectively. South Korea, Japan and emerging markets like the Indochina peninsula mainly contributed to this expansion. The Company has developed the market for its products in Asia by pursuing a strategy that seeks to maximize the potential of each existing distribution channel in the principal countries.

          Other. The Company’s 2008 sales to other countries totaled US$5.5 million or 1.4% by US$ value of the Company’s exports. Within “other” sales, the Company aggregates mainly countries in Africa.

          Bulk Wine Exports. In 2008, the Company sold US$4.3 million of bulk wine overseas, primarily to the United Kingdom, representing 1.1% of its exports by US$ value. Bulk wine sales is a spot business with no long-term commitments. Sales depend on price and availability of wine in Chile and other wine growing countries. The Company purchases almost all of the bulk wine it exports from outside suppliers. The Company expects bulk wine sales to diminish in significance as it continues to promote bottled wine sales. However, bulk wine sales may continue in countries depending on price, demand and availability for such wines.

          Distribution in Export Markets. The Company’s products are distributed in approximately 130 countries by independent distributors, including four governmental liquor authorities. In most countries, the Company sells wine through a second and third distributor under the brand names of its subsidiaries Cono Sur and Maipo. The Company sells “F.O.B. Chilean port” to its distributors in export markets.

          In 2008, the United Kingdom, the United States, Canada, Sweden and Japan, the Company’s five largest national export markets, accounted for 53.5% of the Company’s exports by US$ value. The Company believes that its success in export markets is based on developing good relationships with established distributors and the good price-to-quality ratio of its products. The Company has written agreements with most of its distributors. In the United Kingdom the Company distributes all Company brands through its wholly-owned subsidiary Concha y Toro UK.

          Independent Distributors. The Company’s exclusive agent and importer in the United States is Banfi, which imports and re-sells the Company’s products to distributors who service all 50 states. Banfi was the Company’s largest single customer in 2008, purchasing approximately 2.7 million cases of wine which represented 17% and 12.6% of the Company’s export sales by volume and value, respectively. The Company has a renewable 20-year contract with Banfi which expires in 2013. The contract prohibits the Company from selling to any other U.S. importer and prohibits Banfi from carrying other Chilean wines without the Company’s approval. Banfi carries a number of competitors’ products, including Riunite, one of the best-selling imported wines in the United States, and Viñedos Emiliana. Banfi also imports wines produced by its own wineries in Italy. The Company and Banfi share the U.S. marketing costs for the Company’s wines.

          Government Liquor Authorities. In Canada and the Nordic countries, the Company’s wine is sold through government liquor authorities. In such countries, products may be offered as a general listing or a specialty listing. General listings are those that are purchased by liquor boards on a regular basis and require a minimum sales level per period (which varies depending on the Canadian province and from country to country in Scandinavia). Sales to government liquor authorities represented 12.8% and 15.5% of the Company’s export sales by volume and US$ value, respectively, in 2008. In Canada, the Company operates with agents that work on a commission basis and are responsible for promotion and public relations. In Scandinavia, the Company sells to its importer, who then resells to the monopoly.

          Own Distribution Subsidiaries

          In the United Kingdom, the Company’s wholly-owned subsidiary Concha y Toro UK distributes all brands of the Company and its subsidiaries, including Concha y Toro, Cono Sur and Isla Negra, Viña Maipo, Palo Alto and Trivento.

          In 2008, Concha y Toro established distribution subsidiaries in Brazil, Sweden, Finland and Norway in order to strengthen its sales in those countries. These subsidiaries have started their operations during the first quarter of 2009.

          Export Marketing Strategy

          The Company strategy is to continue developing and strengthening the Concha y Toro brand, a seal of global quality and prestige. In addition the Company will promote innovative projects through its subsidiaries to broaden its distribution and market reach. The Company is seeking to focus future growth in export markets on the sale of premium and varietal wines. The Company believes future growth is possible if the Company is successful in the following efforts:

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

          The following table sets forth the average quarterly percentage of the Company’s sales in the domestic and export segments for the 2006 to 2008 periods, as a percentage of sales by volume.

	Average Percentage of Wine Sales by Volume in 2006 – 2008

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Domestic	18.4%	25.3%	30.3%	26.0%
Export	20.0%	26.6%	28.6%	24.8%
Bulk(1)	19.0%	33.3%	18.5%	29.2%
Weighted Average	19.5%	26.1%	29.2%	25.3%

(1)

Seasonal fluctuations in bulk wine sales follow a different pattern in part because bulk wine sales are made on a spot basis. In order not to distort the data for domestic and export wine sales, seasonal fluctuations in bulk wine sales are presented separately.

          Company Sales - Argentina

          Argentine Business. In 1996, Concha y Toro began operations in Argentina with the establishment of Trivento winery, located in Mendoza. Over the last ten years the subsidiary has experienced strong growth and has become Argentina’s second largest export winery in terms of volume, with an 8.5% market share of all bottled wine exported from Argentina in 2008. The operating assets of Trivento primarily include a total of 1,290 hectares of land, with 1,037 hectares planted, cellars with a capacity of 31 million liters and other wine-making equipment. In 2008, Trivento had revenues of Ch$26,069 million (approximately US$48 million).

          The Argentine business comprises exports and domestic sales; since 2005, both areas of business, exports and Argentine domestic distribution, are handled by Trivento. In 2008, Trivento export volume totaled 1,675,000 cases with returns of US$32 million representing an increase of 9.6% and 17% by volume and value respectively. Growth was led by larger sales in Europe, Central America/Caribbean and Asia.

          In 2008, sales in the local Argentine market totaled 943,600 cases with total revenue of US$16.4 million, representing an increase of 9.2% in volume and 20.7% by value. Sales in the domestic Argentine market are concentrated in the popular bottled category and represent less than 1% of total Argentine domestic consumption.

	Trivento Winery - Sales by Volume

	Export volume	Domestic volume

	(cases)	(cases)
2004	777,400	747,200
2005	1,238,000	548,200
2006	1,416,000	700,000
2007	1,528,000	864,000
2008	1,675,000	943,600

          Affiliated Companies

          Viña Almaviva. In 1997, the Company and Rothschild S.A. formed a joint venture company, Viña Almaviva, to produce a “Primer Orden” or first-growth wine in Chile. The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto, Maipo Valley in exchange for 50% of the capital stock of Viña Almaviva.

          In 2008, Viña Almaviva had revenues of Ch$3,649 million, representing an increase of 15.8%, compared to Ch$3,151 million in 2007. This resulted from a 23% increase in the average price per case, and a 3% increase in the volume sold. Almaviva’s main markets are the United States, Korea, Japan and Switzerland. In 2008 and 2007, the Company recognized participation in net income from Viña Almaviva of Ch$148.2 million and Ch$270.1 million, respectively, in accordance with the equity method.

          Industria Corchera. In November 2000, the Company acquired 49.6% of Industria Corchera. Currently the Company’s share in Industria is 49.96%. In 2008, Industria Corchera’s total sales amounted to Ch$14,147 million, representing an 11.6% decrease compared to Ch$15,999 million in 2007. The Company in 2008 and 2007 recognized participation in net income from Industria of Ch$315 million and Ch$423 million, respectively, in accordance with the equity method.

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

C. Organizational Structure

          The following table lists the significant subsidiaries and affiliates of the Company, the percentage of direct and indirect ownership by the Company, and the respective country of incorporation:

Subsidiary	Direct and Indirect Ownership	Country of Incorporation

Inversiones Concha y Toro S.A.	100%	Chile
VCT Internacional S.A.	100%	Chile
Comercial Peumo Ltda.	100%	Chile
Viña Cono Sur S.A.	100%	Chile
Sociedad Exportadora y Comercial Viña Maipo Ltda.	100%	Chile
Sociedad Exportadora y Comercial Viña Canepa S.A.	100%	Chile
Viña Maycas del Limarí Ltda.	100%	Chile
Transportes Viconto Ltda.	100%	Chile
Viña Palo Alto Ltda.	99.99%	Chile
Concha y Toro UK Limited	100%	United Kingdom
Cono Sur Europe Limited	100%	United Kingdom
Trivento Bodegas y Viñedos S.A.	100%	Argentina
Finca Lunlunta S.A.	100%	Argentina
Finca Austral S.A.	100%	Argentina
VCT Brasil Importación y Exportación Limitada	100%	Brazil
Concha y Toro Sweden AB	100%	Sweden
Concha y Toro Finland OY	100%	Finland
Concha y Toro Norway AS	100%	Norway
Viña Almaviva S.A.	50%	Chile
Industria Corchera S.A.	49.96%	Chile

D. Property, Plant and Equipment

          The Company’s headquarters are located at Nueva Tajamar 481, Las Condes, Santiago. To finance these new offices, the Company entered into a twelve-year lease agreement in January 1998.

          In addition, the Company owns 14,493 hectares and leases 807 hectares of land throughout Chile, and owns 1,290 hectares of land in Argentina. Of these, approximately 10,468 hectares are suitable for planting vineyards. A majority of the remaining 6,122 hectares are comprised of roads, hills and riverbanks. The remainder is used for vinification and bottling plants, cellars and other buildings. None of the Company’s properties that are material to its business are mortgaged or otherwise encumbered.

          As mentioned above, the Company leases 807 hectares, comprising three leases in the Maipo Valley and three leases in the Casablanca Valley. In the Maipo Valley, the Company leases 81 hectares from an unaffiliated non-profit Chilean institution, approximately 72 hectares of which are suitable for vineyards or agricultural purposes. The lease expires in 2013. In 2004, the Company entered in a lease of 80.6 hectares in production from Viñedos Emiliana; this is a 9-year lease expiring in May 2013. In 2006, the Company leased another vineyard with approximately 112 hectares in production from Viñedos Emiliana; this lease expires in 2018. In the Casablanca Valley, the Company leases three properties of 282, 110 and 27 hectares with leases expiring in 2028, 2023 and 2036, respectively. In 2008, Viña Cono Sur leased two vineyards in Colchagua valley corresponding to 104.5 arable hectares.

          As for equipment, the Company’s main assets include harvesting machinery, grape crushers, concrete and stainless steel tanks, and barrels. As of December 31, 2008, Concha y Toro’s aggregated winemaking and cellaring capacity in Chile was approximately 314 million liters including 47 thousand barrels. In the Mendoza region, Viña Trivento owns two vinification and cellaring facilities and a bottling plant with a total capacity of 31 million liters.

          Comercial Peumo leases warehouses in Iquique, Antofagasta and Los Angeles for distribution. The Company leases plants for vinification of popular wine from purchased grapes. The Company believes it would be able to obtain replacement properties at acceptable costs for its leased vineyards, warehouses and vinification plants should its leases not be renewed. See Item 4 — “Information on the Company — Business Overview — Vineyards.”

          Although the Company believes that it is in compliance with all applicable environmental regulations, it is still in the process of improving the water treatment systems in all of its manufacturing plants. The Company has water treatment systems, owned or contracted to third parties, in all of its plants: Puente Alto, Pirque, Lontué, San Javier, Cachapoal, Santa Elisa, Lourdes, Las Mercedes and Nueva Aurora. During 2007 and 2008, the Company invested in water treatment plants resources amounting to Ch$751 million and Ch$626 million, respectively.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

          Concha y Toro is a large accelerated filer, as defined in Rule 12b-2 of the Exchange Act. As of the date of the filing of this Annual Report, the Company does not have any unresolved comments from the Securities and Exchange Commission staff regarding its periodic reports under the Exchange Act.

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

          Regarding the cost side, market conditions in the 2008 Chilean harvest led to a higher grape cost as compared to 2007. This impacted the average cost of sales, starting the third quarter of year 2008. For the 2009 vintage the Company foresees lower grape costs. This mainly as a result of an increase in the supply of grapes resulting from a record season for the Chilean wine industry. Normal climatic conditions and a long harvesting period characterized this season, which are expected to result in greater grape yields.

          In 2008, 81% of the sales revenues were denominated in foreign currency, mainly in United States dollars (36%), Euros (17%), Sterling Pounds (21%), Canadian dollars (4%) and Argentine pesos (3%). In general the strong depreciation of the U.S. dollar against the Chilean peso has an adverse impact in the results of the Company. To mitigate the impact of this scenario as much as possible, the Company is applying a multi-currency strategy, in line with its diversification in sales.

          In 2008, Concha y Toro sales amounted to Ch$322,166 million, up 3.5% as compared to 2007. This growth in sales was achieved by an increase in export volume partly offset by the Chilean peso’s appreciation against the U.S. dollar. The 2008 average annual Chilean peso/ U.S. dollar exchange rate of Ch$543.9 per U.S. dollar represents a 7.7% appreciation of the Chilean peso in real terms from 2007. We believe the Company to be highly competitive in its major markets. Concha y Toro has a high profile brand name and competitive economies of scale. The principal measure for sustaining future growth involves ongoing investment in vineyard development and cellar capacity to raise overall production capacity.

          In 2008, Concha y Toro had a net income of Ch$35,152 million, representing a 5.2% decrease from 2007. This decline reflects the appreciation of the Chilean peso, higher average wine costs, increased interest expenses and non-operating, currency hedge losses due to exchange rate differences as described below.

	% of Total Sales by Value
	2006	2007	2008

Chile:
Domestic	23.1%	19.5%	19.0%
Exports	68.7%	73.0%	73.0%
Argentina: (Domestic and export sales)	8.2%	7.5%	8.0%

Total	100.0%	100.0%	100.0%

Introduction of International Financial Reporting Standards

On August 28, 2007, the Chilean Superintendency of Securities and Insurance (“SVS”) announced the adoption of International Financial Reporting Standards (IFRS) in Chile beginning on January 1, 2009. The Company does not expect to fully implement IFRS for its next Annual Report on Form 20-F for fiscal year ended December 31, 2009. Pursuant to the convergence plan set forth by the company, at present the Company is currently evaluating the impact of adoption of IFRS on its consolidated financial position and operating results.

A. Operating Results

          The following discussion should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, included in Item 18 herein. The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differ in certain important respects from U.S. GAAP. See Note 38 to the Consolidated Financial Statements for a discussion of (i) the principal differences between Chilean GAAP and U.S. GAAP which affect the financial statements of the Company, (ii) the effects of such differences on the calculation of net income and shareholders’ equity, and (iii) a reconciliation to U.S. GAAP of net income for each of the years in the three-year period ended December 31, 2008 and of shareholders’ equity as of December 31, 2007 and 2008. The following table sets forth selected Company income statement data expressed as a percentage of revenues for the years indicated, as well as year-to-year percentage changes covering the respective periods.

	Year Ended December 31,			% Change

	2006	2007	2008	2007/2006	2008/2007

Revenues	100.0%	100.0%	100.0%	23.3%	3.5%
Cost of sales	(65.5)	(59.7)	(60.1)	12.4	4.1
Gross profit	34.5	40.3	39.9	44.0	2.6
Selling and administrative expenses	(23.2)	(23.7)	(24.0)	26.2	4.6
Operating income	11.3	16.5	15.9	80.9	-0.3
Non-operating income	0.4	0.4	0.6	15.7	52.2
Non-operating expenses	(2.2)	(2.0)	(2.3)	12.4	17.1
Price-level restatement and foreign exchange losses, net	(0.0)	(0.2)	(0.5)	348.8	229.6
Income tax	(2.0)	(2.9)	(2.8)	77.9	2.3

Net income	7.5%	11.9	10.9	96.2%	-5.2

Revenue Breakdown
(million Ch$)

	Year Ended December 31,			% Change

	2006	2007	2008	2007/2006	2008/2007

Chile:
Domestic	58,376	60,722	61,100	4.0%	0.6%
Exports	173,296	227,093	235,056	31.0%	3.5%
Argentina:
Domestic	6,983	8,067	9,350	15.5%	15.9%
Exports	13,792	15,343	16,660	11.2%	8.6%

Total revenues	252,447	311,225	322,166	23.3%	3.5%

Year ended December 31, 2008 compared to year ended December 31, 2007
Figures expressed in Chilean pesos (Ch$) as of December 31, 2008

          Revenues. Total revenues increased 3.5% to Ch$322,166 million from Ch$311,225 million in 2007. This mainly as a result of an increase in export sales from Chile, partly offset by the appreciation of the Chilean peso.

          Domestic Revenues. Sales in Chile increased 0.6% in 2008 to Ch$61,100 million from Ch$60,722 million in 2007. Domestic revenues comprise local wine sales, which accounted for 85% of the revenues, and other revenue, principally sales of liquors and other products. The domestic distribution subsidiary – Comercial Peumo, through its new business area, distributes liquors and other alcohol products in Chile. Wine sales decreased by 2.6%, other income grew 23.9%, mainly due to larger sales of liquors and other products.

          Total domestic wine sales (including bulk) decreased 2.6% to Ch$51,891 million in 2008 from Ch$53,287 million in 2007. Domestic bottled wines sales for the period decreased 3.5% to Ch$51,366 million in 2008 from Ch$53,221 million in 2007. Bottled sales volume in the domestic market totaled 71.7 million liters. Sales of bulk wine during the quarter totaled 850 thousand liters.

          The 3.5% contraction in bottled domestic sales was the result of a 4% increase in the average price per liter, offset by a 7.2% decrease in sales volume. The higher average price reflects the Company’s pricing strategy which seeks to improve profitability in this market by focusing more on sales of wines with greater profit margins. The results obtained were in line with the Company’s objectives despite the impact of the volume sold. Volumes by category reveal a 6.3% increase in premium wines, offset by declines of 7.3% and 14.9% in the popular and varietal categories respectively.

          According to AC Nielsen, domestic volumes for the industry declined by 5% during the year. In this scenario, Concha y Toro decreased its market share by 0.3 percentage points in 2008, reaching a market share of

29.7% measured in volume terms. This is mainly the result of volume declines in the lower price segments, in line with the Company’s domestic strategy.

          Export Revenues. Sales abroad, including exports to third parties from Chile and those of Concha y Toro UK, increased 3.5% to Ch$235,056 million in 2008 from Ch$227,093 million in 2007. This result reveals the impact of a 7.7% real appreciation of the Chilean peso against the U.S. dollar in the period. This unfavorable exchange movement partially offset the 12.6% revenue growth measured in U.S. dollar terms.

          Company exports rose 8.1% in volume terms. This increase was achieved by diversified growth across all geographic areas, with the largest volume gains obtained in Europe, United States, Canada and Asia.

          Volumes to Europe increased 8.8%, driven by growth in both Continental Europe and in the United Kingdom. Shipments to Continental Europe increased 13.5%, demonstrating the strong positioning and high preference and image of our brands in the region. Following strong volumes achieved in Scandinavia, the Company has further strengthened its position in the region, establishing distribution subsidiaries in Sweden, Norway and Finland. The Company believes this will enhance the visibility and focus on the Company’s brands and result in closer relations with main clients.

          Company shipments to the United Kingdom increased 4.6%, while sales of Concha y Toro UK by volume increased 6.3%. This positive performance, in a very tough trading environment, is a reflection of years of investment in the United Kingdom market, where the Company has developed strong brand recognition based on quality and pricing.

          Sales to the United States market increased 11.2%, mainly due to growth in the varietal category with the introduction of Viña Maipo. For its part, Canada showed a strong 28.2% expansion. In Asia, volume rose 19.2% led by strong results in Japan, Korea, Singapore and China, combined with growth in most of the region’s smaller markets.

          Shipments to Central America/Caribbean increased 3.3% while volumes to South America decreased 10.7%, following worsening economic conditions and inventory adjustments in Brazil, Venezuela and Colombia.

          Shipments by segment reveal a 3.4% increase in premium wines and a 14.7% growth in varietal wines, while the bi-varietal category increased 3.4% and popular wines increased 19.9%.

          The average price in Chilean pesos decreased by 4.7%, with the lower average exchange rate in 2008 partially offsetting the higher average price achieved in U.S. dollar terms. The average exchange rate (relevant for the Company) in 2008 was Ch$543.9 per US$ dollar, compared to Ch$589.6 per US$ in 2007, representing a 7.7% appreciation of the currency. In U.S. dollar terms, the average export price per case (FOB) increased from US$23.17 to US$24.01 in 2008. For further information regarding the total amount of export sales, export sales and competition and principal export markets, see Item 4 — “Information of the Company — Business Overview — Company sales — Export markets” and Note 38(l) to the Financial Statements.

          Argentine Operations. Total revenues from our Argentine business increased 11.1% to Ch$26,010 million following expansions of 8.6% in exports and 15.9% in domestic sales.

          In 2008, Trivento’s exports of bottled wine totaled US$31.8 million, with shipments of 1,675,000 cases, which represents an increase of 17.5% and 9.6% by value and volume respectively over 2007. Growth was led by larger sales in Europe, Central America/Caribbean and Asia. The average price per case increased 7.2% to US$ 19.0 per case, following increasing sales of premium wines, in line with the Company’s strategy. Domestic sales increased 20.8% in U.S. dollar terms and 9.2% by volume totaling US$16.4 million and 943,600 cases respectively.

          Cost of Sales. Cost of sales rose 4.1% to Ch$193,601 million from Ch$185,892 million in 2007. Cost of sales as a percentage of total sales increased to 60.1% from 59.7% mainly as a result of a higher direct cost. This is explained by the higher grape costs of the 2008 vintage.

          Gross Profit. Gross profit increased 2.6% to Ch$128,565 million in 2008. As a percentage of sales, the gross margin decreased to 39.9% from 40.3%, as a result of a higher average direct cost and a lower average exchange rate for this period.

          Selling, General and Administrative Expenses (SG&A). SG&A at Concha y Toro mainly includes advertising and promotional expenses, salaries of administrative and sales personnel, general expenses, export commissions, insurance and maintenance. SG&A increased 4.6% to Ch$77,283 million from Ch$ 73,883 million. This increase reflects higher expenses related to marketing expenses of the foreign subsidiaries, including start-up expenses of the distribution subsidiary in Brazil. As a percentage of revenues, SG&A increased to 24.0% from 23.7% in 2007.

          Operating Income. Operating income showed a slight decline of 0.3%, totaling Ch$51,282 million compared to the Ch$51,450 million in 2007. The operating margin decreased from 16.5% to 15.9%, this reflects the impacts of the appreciation of the Chilean peso, a higher average direct cost and higher SG&A as a percentage of revenues for the period.

          Non-Operating Income. Non-operating income increased to Ch$1,968 million from Ch$1,293 million in 2007. This is mainly explained by a higher non-operating income related to a gain resulting from land expropriation.

          Non-operating Expenses (Excluding Price Level Restatement and Foreign Exchange Differences). Non-operating expenses increased 17.1% to Ch$7,304 million from Ch$6,238 million. This resulted mainly from an increase in interest expenses. Interest expense increased by 28.2% from Ch$4,979 million to Ch$6,385 million due to an increase in short term debt to banks and financial institutions and also due to currency adjustments.

          Price level restatement and Foreign Exchange Differences. Price level restatement and foreign exchange differences produced a loss of Ch$1,692 million in 2008 compared to a loss of Ch$513 million in 2007. This loss is principally explained by the fluctuation of foreign exchange rates during the fourth quarter of 2008 which moved against the Company’s forward contracts used to stabilize anticipated export income. For detail on price-level restatement and foreign exchange differences, see Notes 23 and 24 of the Consolidated Financial Statements.

          Net Income. Net income in 2008 of Ch$35,152 million decreased by Ch$1,938 million, 5.2%, as compared to Ch$37,090 million in 2007.

Year ended December 31, 2007 compared to year ended December 31, 2006
Figures expressed in Chilean pesos (Ch$) as of December 31, 2008

          Revenues. Total revenues increased 23.3% to Ch$311,225 million from Ch$252,447 million in 2006. This resulted from strong sales abroad, driven by record shipments across all regions, larger sales in the domestic market and a positive result for the Argentine operation.

          Domestic Revenues. Sales in Chile increased 4.0% in 2007 to Ch$60,722 million from Ch$58,376 million in 2006. Domestic revenues comprise local wine sales, which accounted for 87.8% of the revenues, and other revenue, principally fees for bottling services and liquors. Wine sales increased by 2.9%, and other income grew 13.1%, mainly due to larger sales of liquors.

          Total domestic wine sales (including bulk) rose 2.9% to Ch$53,287 million in 2007 from Ch$51,803 million in 2006. Domestic bottled wine sales (excluding bulk) for the period rose 3% to Ch$53,221 million in 2007 from Ch$51,655 million in 2006. This 3% expansion in bottled domestic sales was the result of an 11.9% increase in volume, partially compensated by a 7.9% decrease in the average price. Company volumes showed a positive trend growing ahead of the industry. According to AC Nielsen, the industry grew almost 2% in volume during the year. Concha y Toro increased its market share in 2007 to 29.2% measured in volume and to 25.9% by value. The lower price reflects price reductions (mainly in the first half of the year) in line with a lower cost for the 2006/2007 harvest.

          Export Revenues. Sales abroad, including exports to third parties from Chile and those of Concha y Toro UK, increased 31.0% to Ch$227,093 million in 2007 from Ch$173,296 million in 2006. This outstanding result was achieved with a diversified growth across all regions, plus the strong momentum for all Company brands in the United Kingdom.

          Company exports rose 28% in terms of volume reflecting market diversification and the competitive positioning of our extensive wine portfolio. Export growth was achieved with diversified growth in most of the geographic areas to which the Company exports. The largest volume gains were obtained in Europe and Asia. Volumes to Europe increased 36.8% driven by a strong result in the United Kingdom (+53); in Britain, an effective performance by Concha y Toro UK has taken advantage of market opportunities and has allowed the Company to benefit from the strong momentum for Chilean wine. In Continental Europe volume increased 22.1% and, in Asia, volume rose 63.7% following strong results in Japan, Korea and China.

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

          The average price in Chilean pesos increased by 1.0%, with the lower average exchange rate in 2007 partially offsetting the higher average price achieved in U.S. dollar terms. In U.S. dollar terms, the average export price per case increased from US$21.70 to US$23.20 in 2007. For further information regarding the total amount of export sales, export sales and competition and principal export markets, see Item 4 — “Information of the Company — Business Overview — Company sales — Export markets” and Note 37(l) to the Financial Statements.

          Argentine Operations. Total revenues from our Argentine business increased 12.7% to Ch$23,410 million following expansions of 11.2% in exports and 15.5% in domestic sales.

          In 2007, Trivento’s exports of bottled wine totaled US$ 27 million with shipments of 1,528,000 cases increasing 15.3% and 7.6% by value (US$) and volume respectively over 2006. Growth was led by larger sales in Latin America, the United States and Canada. Domestic volume sales increased 24.4% in U.S. dollar terms and 21% by volume totaling US$13.6 million and 864,000 cases respectively.

          Cost of Sales. Cost of sales rose 12.4% to Ch$185,892 million from Ch$165,435 million in 2006. Cost of sales as a percentage of total sales decreased to 59.7% from 65.5% mainly as a result of a lower direct cost. This is explained by the lower grape costs of the 2007 vintage.

          Gross Profit. Gross profit increased 44% to Ch$125,333 million in 2007. As a percentage of sales, the gross margin rose to 40.3% from 34.5%, as a result of the strong volume increase with a better mix and the dilution of fixed costs, plus lower average direct cost (average wine cost) compared to a higher cost in 2006.

          Selling, General and Administrative Expenses (SG&A). SG&A at Concha y Toro mainly includes advertising and promotional expenses, salaries of administrative and sales personnel, general expenses, export commissions, insurance and maintenance. SG&A increased 26.2% to Ch$73,883 million from Ch$58,564 million. This increase reflects an increase in export-related expenses in line with larger volumes and higher marketing expenses to support brand building. As a percentage of revenues, SG&A increased to 23.7% from 23.2% in 2006.

          Operating Income. Operating income posted a strong increase, 80.9% to Ch$51,450 million compared to the Ch$28,448 million in 2006. The operating margin increased from 11.3% to 16.5%, resulting from a strong volume increase, mix improvements, dilution of fixed costs and a lower direct cost.

          Non-Operating Income. Non-operating income increased to Ch$1,293 million from Ch$1,118 million in 2006. This result is mainly explained by a higher equity participation in net income of related companies.

          Non-operating Expenses (Excluding Price Level Restatement and Foreign Exchange Differences). Non-operating expenses increased 12.4% to Ch$6,238 million from Ch$5,549 million. This resulted mainly from an increase in other non-operating expenses partly compensated by lower interest expenses. Other non-operating expenses increased from Ch$440 million in 2006 to Ch$1,172 million in 2007 due to fixed assets disposals, primarily pulling out vines. Interest expense declined by 0.9% from Ch$5,022 million to Ch$4,979 million due to reduced financial debt.

          Price level restatement and Foreign Exchange Differences. Price level restatement and foreign exchange differences produced a loss of Ch$513 million in 2007 compared to a loss of Ch$114 million in 2006. This is mainly due to an increase in price level restatement where the Company obtained a loss of Ch$905 million. For detail on price-level restatement and foreign exchange differences, see Notes 23 and 24 of the Consolidated Financial Statements.

          Net Income. Net income in 2007 of Ch$37,090 million increased 96.2%, as compared to Ch$18,901 million in 2006.

          U.S. GAAP Reconciliation. Net income under U.S. GAAP for 2008, 2007 and 2006 was Ch$33,074 million Ch$38,372 million and Ch$18,843 million, respectively, whereas the amounts reported under Chilean GAAP were Ch$35,152 million, Ch$37,090 million and Ch$18,901 million, respectively. Differences result mainly from U.S. GAAP adjustments for the reversal of goodwill amortization, the recording of deferred income taxes in accordance with SFAS 109, derivatives and the reversal of provision for restructuring.

          Total shareholders’ equity under U.S. GAAP for 2008 and 2007 was Ch$255,463 million and Ch$234,678 million, respectively, and compared to Chilean reported amounts of Ch$263,093 million and Ch$242,537 million, respectively. The main differences between shareholders’ equity under U.S. GAAP and Chilean GAAP are the capitalized interest, recording of deferred income taxes, reversal of goodwill amortization, reversal of revaluation of technical appraisal, accumulated depreciation of capitalized interest, reversal of provision of restructuring and the accrual of a 30% minimum dividend.

B. Liquidity and Capital Resources

          Liquidity

          In 2008, the Company’s main sources of liquidity were cash generated by its operating activities and by financing activities, which amounted to Ch$21,382 million and Ch$29,255 million, respectively. In 2007 and in 2006, the Company’s main source of liquidity was cash generated by its operating activities, which amounted to Ch$64,124 million and Ch$33,189 million, respectively. In the Company’s opinion, its working capital of Ch$89,731 million as of December 31, 2008 is sufficient for the Company’s present requirements.

          On December 31, 2008, the Company had Ch$3,950 million of cash and other cash equivalents and approximately Ch$208,724 million available under undrawn bank lines of credit.

          Prior to the effect of inflation in cash and cash equivalent, the Company generated positive cash flow for the years 2008, 2007 and 2006 of Ch$1,046 million, Ch$916 million and Ch$706 million, respectively. The effect of inflation decreased cash and cash equivalents by Ch$39 million, Ch$301 million and Ch$105 million in 2008, 2007and 2006, respectively.

          Net cash flows from operating activities were Ch$21,382 million in 2008, Ch$64,124 million in 2007 and Ch$33,189 million in 2006. Net cash flow provided by financing activities were Ch$29,256 million in 2008. In

2007, cash flow from financing activities amounting to Ch$24,006 million was mostly used to pay bank debt and dividends, while net cash flows used in financing activities was Ch$2,162 million in 2006. Net cash flows used in investing activities was Ch$49,592 million in 2008, Ch$39,202 million in 2007 and Ch$30,321 million in 2006.

          There are no material restrictions, either legal or economic, that would limit the ability of subsidiaries to transfer funds to the Company in the form of cash dividends, loans, or advances.

          The Company’s total assets increased 20.7% from Ch$428,963 million at December 31, 2007 to Ch$517,817 million at December 31, 2008. The increase in total assets is due mainly to an increase in current assets (inventories and accounts receivable) and fixed assets, involving investments in cellar capacity and acquisition and development of new vineyards.

          Current liabilities increased 62.6%, to Ch$166,827 million at December 31, 2008 from Ch$102,575 million at December 31, 2007. This resulted mainly from an increase in short term debt to banks and financial institutions and an increase in accounts payable. Short term debt increased to Ch$72,390 million in December 2008 from Ch$25,704 million in December 2007. Debt to financial institutions represents approximately 70% of the increase while exchange rate adjustments to foreign denominated debt account for the remaining 30%.

          Long-term liabilities, corresponding to debt to financial institutions and a bond, increased to Ch$87,897 million at December 31, 2008, from Ch$83,834 million at December 31, 2007, mainly caused by exchange rate adjustments to UF and foreign denominated debt.

          The main long term liability of the Company is a 21-year bond that was placed on April 26, 2005, for Unidad de Fomento (UF) 2 million (as of December 31, 2008 Ch$41,643 million) on the local market at an interest rate of 3.9% per annum. The amortization of this bond will be done on semi-annual installments beginning October 2009, and interest payments are done on a semi-annual basis starting April 2005. Covenants associated with the issuance of bonds payable are detailed in Note 28 to the Financial Statements — Contingencies and Restrictions. Bond covenants require the Company to maintain certain financial ratios. Among them, the Company is required to (1) maintain an indebtedness ratio (the ratio of current and long-term liabilities to shareholders’ equity plus minority interest) no greater than 1.4 times; (2) maintain, at all times, during the life of the present bond issuance, minimum equity of five million UF; and (3) maintain at all times an interest coverage ratio (the ratio of operating income plus depreciation plus operating amortization to interest expenses) of a minimum of 2.5 times. As of December 31, 2008, the Company complies with all covenants required and has a consolidated indebtedness ratio of 0.97 times, equity of Ch$263,092 million or 12.3 million UF, and the interest coverage ratio is 10.3 times.

          As of December 31, 2008, the Company’s total interest-bearing financial debt amounted to Ch$142,136 million of which, Ch$72,390 million was short term debt and Ch$69,746 million was long term debt with maturities to 2012 for its bank debt and 2026 for the bond debt. Most of the financial debt has a fixed-rate and is denominated in Pesos, U.S. dollars, Euros, and Argentine Pesos. The Company has not used any type of financial instrument to minimize interest rate risk exposure but is considering hedging as a means to mitigate this risk.

          For further detail on interest bearing debt as of December 31, 2008, see Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

          The Company will repay its debt with cash generated by its operating activities, through the placement of commercial paper and the proceeds of the capital increase undertaken during the months of April and May 2009.

          Due to increased uncertainty in the global and domestic financial markets during the final months of 2008, the Company took various measures with respect to its financing strategy. A capital increase was approved at the Extraordinary Shareholder’s Meeting held on December 18, 2008 for approximately Ch$30,000 million, and different lines of bonds and commercial paper were registered in order to have different instruments and terms for obtaining the best financing available.

          The capital increase of the Company was effected through the issuance of 28,000,000 common, nominative and no par value shares. The preferencial option period for subscription, at a price of Ch$930 per share, commenced on April 15, 2009 and ended on May 15, 2009. In this period a total of 26,325,409 shares were subscribed. On May 28, 2009 the Company’s board of directors adopted a plan to offer the remaining 1,674,591 unsubscribed shares from the preferential option period to the Company’s employees at the same price (Ch$930) and subject to the same conditions as offered to the shareholders.

          Total proceeds from this capital increase amounted Ch$18,772,879 thousand. From the total of 26,325,409 shares subscribed, 14,046,376 shares were fully paid in cash at the same time as subscription, corresponding to Ch$13,063,129 thousand; and 12,279,033 shares were partially paid (50%) corresponding to Ch$5,709,750 thousand. The balance should be paid within a maximum term of one year from the date of subscription of the shares, in which case the subscription price for such shares will be adjusted in the same proportion as the variation in the value of the Unidad de Fomento, as indicated in article 16 of the Corporations Law.

          Total proceeds from the capital increase will be used to prepay debts of the Company and its subsidiaries which were incurred to finance the Company’s investment programs.

          On April 23, 2009 the Company placed commercial paper for Ch$5,000,000 thousand at an interest rate of 0.256% per month. The amortization and interest accrued will be payed in one payment at the due date of this instrument, March 2010.

          Capital Expenditures

          Total capital expenditures which include additions to property, plant and equipment and other permanent investments were Ch$45,150 million (US$71 million) in 2008, Ch$34,681 million in 2007 and Ch$23,256 million in 2006. Capital expenditures in 2008 in the agriculture area comprise the acquisition of new properties and the development and planting of vineyards in estates purchased in previous years. Investments in the oenology included the expansion of vinification and cellar capacity, acquisition of barrels and the acquisition of new cellars. In the industrial area, investments included mainly the expansion of the Vespucio bottling plant. In Argentina, new investment was oriented to vineyard development and cellar facilities. For 2009, the Company established a capital expenditure budget of Ch$30,000 million (approximately US$53 million), that includes mainly the development of the new land acquired in the previous years, the construction of storage and fermentation facilities, expansion of the bottling plants and the acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines. The following table sets forth the Company’s capital expenditures for the different areas for the years 2006, 2007 and 2008.

	Capital Expenditures(1)
	(in million Chilean pesos (Ch$) as of December 31, 2008)
Area:	2006	2007	2008

Agriculture(2)	6,969	10,291	19,334
Oenology, technical and bottling facilities	12,238	16,496	18,626
Viña Trivento (Argentina)	2,222	5,936	4,496
Administration and other subsidiaries	1,827	1,958	2,694

Total	23,256	34,681	45,150

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

          Impact of Inflation and Foreign Currency Fluctuations

          The Company is required under Chilean GAAP to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso. During inflationary periods, monetary items generate a gain or loss in purchasing power which is influenced by the currency in which they are denominated. Non-monetary assets and liabilities are restated so as to correct the effect of inflation and remain constant in real terms from period to period. See Note 2(e) and Note 23 to the Consolidated Financial Statements contained in Item 18.

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

          Over 81% of the Company’s revenues are related to foreign sales that are denominated in U.S. dollars, Euros, Sterling Pounds, Canadian dollars and Argentine pesos. At the same time, approximately 35% of the Company’s expenses are also denominated in foreign currency (the Company purchases bottles, corks and Tetra Brik containers in prices mainly set in U.S. dollars), creating a natural currency hedge. The Company enters into forward foreign exchange agreements to minimize its exposure to the risks of changes in foreign exchange rates. See Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

          To the extent that U.S. dollar-denominated revenues exceed U.S. dollar-denominated operating costs, the Company’s results of operations will be impacted by the difference between the changes in exchange rates and the Chilean rate of inflation.

          To the extent that the Chilean peso depreciates against the U.S. dollar at a lower rate than the rate of Chilean inflation, the Company’s export sales will increase less than inflation adjusted peso costs, and margins as reported in Chilean pesos will decrease. The reverse situation would occur with respect to domestic sales denominated in Chilean pesos and related U.S. dollar denominated costs. The rates of nominal appreciation of the Chilean peso against the U.S. dollar in 2006, 2007 and 2008 were 5.3%, 1.4% and 0.2%, respectively (average annual exchange rates). The Chilean price-level restatement factors for the same periods were 2.1%, 7.4% and 8.9% respectively.

          The Company enters into forward foreign exchange agreements to minimize its exposure to the risks of changes in foreign exchange rates. Since 1993, the Company has attempted to balance U.S. dollar-denominated assets and liabilities. See Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

Critical Accounting Policies

          A summary of the Company’s significant accounting policies is included in Note 2 to the Company’s audited Consolidated Financial Statements. The preparation of financial statements requires management to make estimates and assumptions and exert judgment. These actions affect the amounts reported in the Consolidated Financial Stements. Included below are the accounting policies which the Company considers critical to its business.

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

          The Company has contracted insurance policies which reimburse the Company for non-collection of practically all accounts receivable balances related to export sales. Insurance coverage is, in general, up to 90% of the balances in Accounts Receivable in all geographical areas.

          The Company believes that this is a critical accounting policy because of the judgment involved in accruing for possible loss estimates.

b) Income and Deferred Taxes:

          Our Company and each of its subsidiaries compute and pay tax on an individual tax return basis.

          Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletin No. 60 issued by the Chilean Association of Accountants. The effects of deferred income taxes at January 1, 2000, which were not previously recorded, were set up as a contra-asset or liability account which is charged or credited to income over the estimated reversal period of the temporary differences. Under Technical Bulletin No. 60, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all the deferred tax asset will not be realized. In making this determination, the Company considers both positive and negative evidence and makes certain assumptions including projections of taxable income.

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

          The Company believes its tax positions comply with the applicable tax laws and that it is adequately provided for all tax related matters. The Company is subject to examination by taxing authorities in the various jurisdictions in which it files tax returns. Specifically, the Company is routinely under examination by the Internal Revenue Service. The current examination includes the years 2001 through 2007. Matters raised upon audit may involve substantial amounts and could result in material cash payments if resolved unfavorably; however, management does not believe that any material payments will be made related to these matters within the next year. Management considers it unlikely that the resolution of these matters will have a material adverse effect on its results of operations.

c) Inventories:

          Our inventories of finished products and inventories of in-process goods are stated at cost plus price level restatement and include the cost of raw materials and labor and overhead costs added to the products.

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

d) Goodwill:

          Goodwill is recorded at cost plus price-level restatements and is amortized on a straight-line basis, over the estimated future periods benefited (not exceeding 20 years). Goodwill is periodically reviewed for impairment whenever events or changes occur that indicate the carrying value of the business, or assets to which they relate, may not be recoverable. As such, events or changes occur, management estimates the future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets and related goodwill. The key variables which management must estimate include sales volume, prices and other economic factors. Significant management judgment is involved in estimating these variables, and they include inherent uncertainties; however, the assumptions used are consistent with our internal planning. Therefore, management periodically evaluates and updates the estimates based on the conditions that influence these variables. If the assets are considered impaired, they are written down to fair value as appropriate. We performed the impairment tests of our goodwill and concluded that no impairment charge was necessary.

e) Impairment of long-lived assets:

          Property, Plant and Equipment and Amortized Intangibles: The Company depreciates property, plant and equipment and amortizes intangibles by the straight-line method over the estimated useful lives of these assets. Estimates of useful lives are based on the nature of the underlying assets as well as the Company’s experience with similar assets and intended use. Estimates of useful lives can differ from actual useful lives due to the inherent uncertainty in making these estimates. This is particularly true for the Company’s significant long-lived assets such as vineyards, buildings, farming machinery and equipment, tanks and regations systems. Factors such as the conditions in which the assets are used, availability of capital to replace assets and frequency of maintenance could influence the useful lives of these assets.

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

f) Investments in foreign subsidiaries:

          The investments in the Argentine subsidiaries, Trivento and Finca Lunlunta, are recorded in accordance with Technical Bulletin 64 of the Chilean Institute of Accountants. Under this pronouncement the financial statements of foreign subsidiaries, which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations must be remeasured into U.S. dollars and translated to Chilean pesos at the year-end exchange rate. As a result, no effect is given to price level restatements based on inflation in this country and the U.S. dollar is considered to be the functional currency of these operations. Accordingly, the financial statements of the Argentine subsidiaries are prepared in accordance with Chilean GAAP except for the application of monetary correction and then remeasured into U.S. dollars as follows:

•	Monetary assets and liabilities are translated at year-end exchange rate;
•	All non-monetary assets and liabilities and shareholders’ equity are expressed at historical U.S. dollars;
•	Income and expense accounts at the average exchange rate of the month in which the transactions occur;

•	The resulting exchange adjustments are included in the results of operations.

          The resulting U.S. dollar amounts are then translated to Chilean pesos at the observed exchange rate of the U.S. dollar in relation to the Chilean peso at the balance sheet date. The net equity in the foreign subsidiaries in Chilean pesos is compared to the investment valued by the equity method at the beginning of the year, as adjusted for price level changes in Chile during the year. Any difference between the Company’s participation in the equity of the subsidiaries and the investment therein as adjusted for Chilean inflation, arises from exchange adjustments, which are included in the Cumulative translation adjustment account in the equity section of the balance sheet under Chilean GAAP.

g) Derivatives:

          Company exports sales are mainly denominated in U.S. dollars, Sterling Pounds, Euros and Canadian dollars. In addition, 37.4% of the sales of the Argentine subsidiaries are denominated in Argentine pesos. Thus, the Company’s financial results could be affected due to variations in exchange rates.

          Regarding the Argentine subsidiaries, accounts receivable in Argentina are denominated in Argentine pesos. This generates a risk associated with the devaluation of the Argentine peso against the U.S. dollar. In addition, a proportion of such subsidiaries’ assets in Argentina are also denominated in Argentine pesos; thus, they are impacted by the devaluation of the Argentine peso.

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

h) Revenue recognition:

          The Company sells to various locations around the world with varied sales terms and arrangements. Revenues from the sale of goods and services related to the Company’s lines of business are recognized in income when there is certainty that there has been an increase in the Company’s equity as the significant risks related to the ownership of those goods have been transferred to the buyer, the determination of the amount of revenue and cost is reliable, and there is certainty that the economical benefits from the transaction will flow to the Company. Additionally, any taxes collected from customers and remitted to governmental authorities (i.e. VAT, sales, taxes or excise) are accounted for on a net basis.

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

D. Trend Information

          The most significant trend affecting the Chilean wine industry and the Company’s results currently and in the past three fiscal years has been the strong appreciation of the Chilean peso, with an important impact on an industry that exports around 70% of its production. On another front, the industry has faced increasing competition in both the domestic and the export markets as a result of increasing number of competitors, greater availability of wine and the different producer countries trying to enhance their positioning world wide.

          In the domestic market, the Company has faced a challenging market situation of increasing competition with sluggish consumption in the popular (tetra brik) wines segment in favor of its main substitute, beer. Actually, according to AC Nielsen wine consumption in Chile declined by around 5% in 2008. In this context, the Company’s efforts in this market were oriented to improving profitability. Price increases were made across the portfolio, in line with the higher cost of the main raw material. The Company will continue to evaluate its domestic strategy in relation to its lower-priced wines.

          In the export markets, the Company has faced increasing competition in some key markets resulting in falling prices or increasing marketing needs. However, the Company has been able to compete successfully, with export sales increasing strongly in volume terms, offset partially by appreciation of the Chilean peso. The most dynamic region for the Company in the past three years has been Europe. The Company expects this trend to continue in the future. The establishment of a subsidiary in the United Kingdom has allowed the Company to strengthen its position in this market. The Company believes it is very well established in Continental Europe, the United States and Latin America.

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

E. Off - Balance Sheet Arrangements

          The Company has not entered into any transactions with unconsolidated entities whereby the Company has financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose the Company to material continuing risks, contingent liabilities or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company.

F. Tabular Disclosure of Contractual Obligations

          The table below is a summary of the Company’s contractual obligations as of December 31, 2008:

	Payments due by period
	Total	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 Years

	(in millions of Ch$)
Contractual Obligations
Long term debt obligations (1)	99,271	11,401	34,085	10,409	43,376
Capital lease obligations (2)	5,098	984	982	827	2,305
Financial leasing interests	485	202	245	38	—
Interest payable to banks and bonds obligations (3)	18,896	1,937	5,631	3,402	7,925
Purchase obligations (4)	32,844	12,061	13,842	6,283	658

Total	156,593	26,585	54,785	20,959	54,264

(1) Includes payables to banks, bonds, leasing, related accounts, provisions and deferred taxes.
(2) Corresponds to obligations from leases of real estate properties, classified as capital leases for accounting purposes.
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

          The following table lists each director of the Company, his current position, his age as of May 31, 2009, years with the Company and year of appointment to the Board of Directors:

Name	Position	Age at May 31, 2009	Years with the Company	Current Position Held Since

Directors:
Alfonso Larraín Santa María	Chairman	72	39	1998
Rafael Guilisasti Gana	Vice Chairman	55	30	1998
Mariano Fontecilla de Santiago Concha	Director	84	34	1995
Francisco Marín Estévez	Director	68	26	1982
Pablo Guilisasti Gana	Director	54	4	2005
Sergio de la Cuadra Fabres	Director	67	4	2005
Christian Skibsted Cortés	Director	45	4	2005

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

His experience in the financial area includes the positions of Chief Executive Officer of Viñedos Emiliana S.A., a company mainly focused on wine exports; Director of Frutícola Viconto, a fruit exporting company; and Director of Viña Almaviva. Since April 2005, he is a member of the Directive Board of Sociedad de Fomento Fabril (“Sofofa,” the Chilean manufacturers’ association), currently in the position of second Vice President of the Elective Council of Sofofa. In December 2008, he was elected President of the Confederación de la Producción y del Comercio (CPC), which is an entrepreneur association representing the most important productive sectors of the country.

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

Christian Skibsted Cortés, Director
Mr. Skibsted is a commercial engineer and MBA from the Universidad Adolfo Ibáñez. He is currently Fund Manager of IM Trust, Director of Mifactory Venture Capital Fund, Latin America, and former Managing Director of this Fund. During his professional career, he has worked in companies like Procter & Gamble, and Monsanto/Gargiulo Inc., where he was the South American Operations Director.

Senior Management

          The following table lists each executive officer of the Company, his or her current position, his or her age as of May 31, 2009, years with the Company and year of appointment as an executive officer:

Name	Position	Age at May 31, 2009	Years with the Company	Current Position Held Since

Eduardo Guilisasti Gana	General Manager (Chief Executive Officer)	56	30	1989
Andrés Larraín Santa María	Agricultural Manager	70	35	1978
Carlos Saavedra Echeverría	Engineering and New Projects Manager	64	35	1992
Osvaldo Solar Venegas	Administration and Finance Manager (Chief Financial Officer)	47	21	1992
Cristián Ceppi Lewin	Corporate Export Manager South Zone	42	18	2001
Thomas Domeyko Cassel	Corporate Export Manager North Zone	42	15	2001
Tomás Larraín León	Export Manager USA	42	18	2007
Carlos Halaby Riadi	Oenology Manager	56	19	1997
Enrique Tirado Santelices	Head Oenologist Don Melchor	42	16	2001
Daniel Duran Urízar	Technology and Information Manager	37	14	2001
Isabel Guilisasti Gana	Marketing Manager Origin Wines	51	12	2004
Giancarlo Bianchetti G.	Marketing Manager Global Brands	37	9	2004
Subsidiaries
Cristián Canevaro Jaramillo	General Manager Comercial Peumo	48	7	2006
Adolfo Hurtado Cerda	General Manager Viña Cono Sur	38	12	2000
Andrés Izquierdo Bacarreza	General Manager Trivento	34	9	2006
Cristián López Pascual	General Manager Concha y Toro UK	37	13	2005

The following provides biographical information about the executive officers of the Company.

Eduardo Guilisasti Gana, Chief Executive Officer
Civil Engineer. Joined the Company in 1978 as Commercial Manager. Appointed CEO in 1989. Under his leadership the Company initiated a broad vineyard and cellar-oriented investment plan and expansion in the export markets. Highlights of this period include the Company’s consolidation of a worldwide sales network that includes 131 countries and the strengthening of the leadership position in the sale of fine wines in each market segment and the strong growth and increase in the market value of the Company. In addition, through the adoption of viticulture research and technology, the winery has transformed into a leader in the industry. He is director of Viña Almaviva.

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

Osvaldo Solar Venegas, Chief Financial Officer
Commercial Engineer. Has been in charge of financial matters since 1992, initially as Financial Manager and since September 1996, as Administration and Financial Manager. Duties include managing and developing the financial area, human resources, accounting and administrative divisions. He is a director of Industria Corchera.

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

B. Director and Officer Compensation

          In accordance with the Company’s By-Laws, directors’ compensation for any given fiscal year is determined annually at the general shareholders’ meeting occurring in the immediately following fiscal year. Compensation paid in 2008 in respect of 2007 equaled 1.5% of the net profits of the Company. The amount of 300 UF per month has been allocated to cover the executive responsibilities of the chairman of the Board.

          The following table sets forth the compensation paid to each of the directors of the Company in 2008 and in 2007.

	Directors’ Compensation Total Compensation (in thousands of Ch$)
	2008	2007

Attendance:
Alfonso Larraín Santa María	77,873	40,012
Rafael Guilisasti Gana	77,873	40,012
Francisco Marín Estévez	77,873	40,012
Mariano Fontecilla de Santiago Concha	77,873	40,012
Sergio de la Cuadra Fabres	77,873	40,012
Pablo Guilisasti Gana	77,873	40,012
Christian Skibsted Cortés	77,873	40,012
Remuneration:
Alfonso Larraín Santa María	76,987	76,988
Remuneration Directors’ Committee:
Rafael Guilisasti Gana	4,273	2,560
Sergio de la Cuadra Fabres	4,273	3,414
Christian Skibsted Cortés	4,273	3,414
Total	634,917	366,461

          For the year ended December 31, 2008, the aggregate amount of compensation paid by the Company to senior managers, managers, and to managers of the Company subsidiaries, totaling 91 executives, was approximately Ch$7,784 million. Individual senior managers compensation disclosure is not required under Chilean law and it is not otherwise publicly disclosed by the Company.

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

          The Directors’ Committee convened on ten separate occasions during the fiscal year 2008. Among the issues addressed were:

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

•	Preliminary audit report for fiscal year 2008; and

•	Designation and hiring services of independent consultants for the Directors Committee;

          The 2008 annual budget of Ch$20 million for Committee operations was approved at the Shareholders’ Meeting on April 24, 2008. In 2008, the Committee also contracted services of independent consultants costing Ch$7.5 million.

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

D. Employees

          As of December 31, 2006, 2007 and 2008, the Company’s Chilean operations had 1,742, 2,085 and 2,328 employees, respectively. Personnel employed in the foreign subsidiaries totaled 399 employees as of December 31, 2008. The Company also hires temporary workers during the harvesting season, which in 2008 averaged 1,569 temporary workers.

          Eight labor unions represent an aggregate of approximately 560 of the Company’s employees (approximately 109 administrative employees, 66 sales employees, and 385 plant employees). Labor relations with unionized personnel are governed by collective bargaining agreements negotiated in 2008–2009 that expire in 2010–2011. The Company believes that it currently has a good working relationship with its labor unions; however, the Company is unable to predict the outcome of any future negotiations with such labor unions. Regarding the contract that expired in 2008, the negotiations are finished and the Company expects to formalize without any problems. There is another contract that expires in November 2009; both parties intend to negotiate and the Company expects to formalize without any problems.

          In certain circumstances, the Company pays severance benefits equivalent to five labor days for each year of services rendered by the employee. The Company has agreed with one labor union (representing ten of its workers) to pay such severance benefits to their members in all circumstances. Additionally, the Company has agreed with the 269 employees covered by one collective bargaining agreement to pay the equivalent of 5 days salary for each year of service in all circumstances. Under Chilean law, all employees who are terminated for reasons other than misconduct are entitled to the basic payment of one month’s salary for each year worked, or a six-month portion thereof, subject to a limit of 11 months’ severance pay for employees hired after August 4, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limit.

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

          The following table reflects the number of shares owned indirectly by the directors and executive officers and their percentage ownership of the Company at April 30, 2009. Executive officers not listed do not own shares.

Share Ownership of Directors and Senior Management(1)

	No. of Shares Owned	% of Total Subscribed Shares(2)

Eduardo Guilisasti Gana(3)	170,606,313	23.7%
Rafael Guilisasti Gana(3)	169,192,840	23.5%
Pablo Guilisasti Gana(3)	170,071,019	23.6%
Isabel Guilisasti Gana(3)	3,334,032	0.5%
Alfonso Larraín Santa María(4)	76,093,723	10.6%
Francisco Marín Estévez(5)	61,911,356	8.6%
Mariano Fontecilla de Santiago Concha(6)	27,172,906	3.8%
Christian Skibsted Cortés(7)	15,954,489	2.2%
Osvaldo Solar Venegas(9)	145,117	— (8)
Thomas Domeyko C.(10)	9,350	— (8)
Cristián Ceppi Lewin(11)	32,730	— (8)
Carlos Halaby Riadi(12)	90,798	— (8)
Adolfo Hurtado Cerda(13)	59,510	— (8)

Directors and Executive Officers in the aggregate	362,011,859	50.34%

(1)	Shares held indirectly through investment companies and not individually owned.
(2)	Calculated on the basis of 719,170,735 outstanding shares on April 30, 2009.
(3)

Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”) are the sons of Mr. Eduardo Guilisasti Tagle, the former Chairman of the Company. Isabel Guilisasti Gana is the sister of the Family Principal Shareholders. Mr. Eduardo Guilisasti Tagle died on August 20, 1998. The shares attributed to each Family Principal Shareholder include 82,913,705 and 83,421,707 shares held by Inversiones Totihue S.A. (“Totihue”) and Rentas Santa Bárbara S.A. (“Santa Bárbara”), respectively, as well as shares held directly or indirectly by members of such Family Principal Shareholder’s immediate family and affiliated entities. Totihue and Santa Bárbara are controlled by the Family Principal Shareholders pursuant to powers of attorney granted by the board of directors of Totihue and Santa Bárbara. Each power of attorney grants any two Family Principal Shareholders, acting together, the power to, among others, vote or direct the voting of, or dispose or direct the disposition of, the shares held by Totihue or Santa Bárbara, as the case may be. Mr. Eduardo Guilisasti Gana is the Company’s General Manager, Mr. Rafael Guilisasti Gana is the Company’s Vice Chairman and Mr. Pablo Guilisasti Gana is a director of the Company. Ms. Isabel Guilisasti Gana was named Marketing Manager Origin Wines on July, 2004. The address for Mr. Eduardo Guilisasti Gana and Mr. Rafael Guilisasti Gana is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The address for Mr. Pablo Guilisasti Gana is c/o Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile. The address for Ms. Isabel Guilisasti Gana is Viña Concha y Toro S.A., Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The other Family Principal Shareholder, Mr. José Guilisasti Gana, is neither director nor executive officer of the Company. The address for Mr. José Guilisasti Gana is Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile.

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

(8)	Less than 1%.
(9)

Mr. Osvaldo Solar Venegas is the Company’s Administration and Finance Manager. Mr. Solar’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(10)	Mr. Thomas Domeyko C. is Corporate Export Manager North Zone. Mr. Domeyko’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(11)	Mr. Cristián Ceppi L. is Corporate Export Manager South Zone. Mr. Ceppi’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(12)	Mr. Carlos Halaby R. is Eonology Manager. Mr. Halaby’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(13)	Mr. Adolfo Hurtado C. is General Manager of Viña Cono Sur. Mr. Hurtado’s address is c/o Viña Cono Sur, Avenida Nueva Tajamar 481, Torre Sur, Piso 21, Santiago, Chile.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

          The Company’s only outstanding voting securities are the shares of its Common Stock. According to the Company’s shareholder records, the Company’s 719,170,735 shares of Common Stock outstanding were held by 753 shareholders of record as of April 30, 2009. There are no differences in the voting rights of the shareholders.

          The principal shareholders of the Company are Rentas Santa Bárbara S.A. (“Santa Bárbara”), Inversiones Totihue S.A. (“Totihue”), AFP Provida S.A., AFP Habitat S.A., Inversiones Quivolgo S.A., The Bank of New York (according to Circular 1375 issued by the S.V.S. on February 12, 1998, hereinafter “Circular 1375 S.V.S.,” which states that the Depositary shall be the shareholder of record of the shares underlying the ADS), Fundación Cultura Nacional (“Cultura Nacional”), Inversiones GDF S.A., BICE Inversiones Corredora de Bolsa S.A., AFP Capital S.A., AFP Cuprum S.A., Constructora Santa Marta Ltda. (“Santa Marta”), Banco de Chile (Third party account Chapter XIV), La Gloria S.A. (“La Gloria”) and Foger Soc. Gestión Patrimonial Ltda.

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

Direct Share Ownership of Principal Shareholders

	As of December 31st,

	2007		2008		As of April 30, 2009

Principal Shareholders	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares

Rentas Santa Bárbara S.A. (2)	83,418,897	11.60%	83,421,707	11.60%	83,421,707	11.60%
Inversiones Totihue S.A. (2)	82,889,605	11.53%	82,913,705	11.53%	82,913,705	11.53%
AFP Provida S.A. (3)	41,748,344	5.81%	48,400,018	6.73%	48,737,352	6.78%
AFP Habitat S.A. (3)	45,095,306	6.27%	33,548,201	4.66%	33,176,264	4.61%
Inversiones Quivolgo S.A. (8)	21,207,506	2.95%	21,207,506	2.95%	27,470,006	3.82%
The Bank of New York (1)	32,579,260	4.53%	29,986,680	4.17%	26,811,880	3.73%
Fundación Cultura Nacional (5)	25,954,278	3.61%	25,954,278	3.61%	25,954,278	3.61%
Inversiones GDF S.A. (6)	24,439,851	3.40%	24,439,851	3.40%	24,439,851	3.40%
BICE Inversiones C. de Bolsa	501,432	0.07%	21,105,587	2.93%	23,231,842	3.23%
AFP Capital S.A. (3)(4)	38,579,523	5.36%	24,649,811	3.43%	22,479,877	3.13%
AFP Cuprum S.A. (3)	21,958,105	3.05%	22,144,130	3.08%	21,672,390	3.01%
Constructora Santa Marta Ltda. (7)	21,457,885	2.98%	21,457,885	2.98%	21,457,885	2.98%
B. de Chile C. Terceros Cap. XIV	22,003,870	3.06%	19,949,695	2.77%	20,506,000	2.85%
Inversiones La Gloria Ltda. (8)	15,672,332	2.18%	15,682,332	2.18%	15,682,332	2.18%
Foger Soc. Gestión Patrimonial Ltda. (7)	13,951,063	1.94%	14,058,063	1.95%	14,058,063	1.95%
Total Largest 15 Shareholders	491,457,257	68.34%	488,919,449	67.98%	492,013,432	68.41%

Other Shareholders	227,713,478	31.66%	230,251,286	32.02%	227,157,303	31.59%

Total	719,170,735	100%	719,170,735	100%	719,170,735	100%

(1)	Depositary Bank for the ADS.
(2)	Investment Company controlled by the Guilisasti Family (“Family Principal Shareholders”).
(3)	Chilean Pension Fund.
(4)

AFP Capital results from the merger, as of April 1, 2008, of AFP Bansander and AFP Santa María. The figures for December 2007 correspond to the addition of the shares held by both pension funds at that date.

(5)	Cultura Nacional is a Chilean non profit institution. Shares are attributed to Mr. Alfonso Larraín, its Chairman.
(6)	Investment Company controlled by Mr. Mariano Fontecilla de Santiago Concha.
(7)	Investment Company controlled by Mr. Francisco Marín Estévez.
(8)	Investment Company controlled by Mr. Alfonso Larraín Santa María.

          Following the capital increase, as of May 15, 2009 the Company’s shares of Common Stock outstanding increased to 745,496,144. Direct ownership of the Company’s shares by the principal shareholders is detailed on the table below.

Direct Share Ownership of Principal Shareholders

	As of May 15, 2009

Principal Shareholders	No. of Shares Owned	% of Total Subscribed Shares

Rentas Santa Bárbara S.A. (2)	85,269,625	11.44%
Inversiones Totihue S.A. (2)	87,606,086	11.75%
AFP Provida S.A. (3)	50,577,015	6.78%
AFP Habitat S.A. (3)	34,205,007	4.59%
Inversiones Quivolgo S.A. (8)	28,831,551	3.87%
The Bank of New York (1)	25,012,600	3.36%
Fundación Cultura Nacional (5)	26,964,775	3.62%
Inversiones GDF S.A. (6)	24,439,851	3.28%
BICE Inversiones C. de Bolsa	24,350,125	3.27%
AFP Capital S.A. (3)(4)	23,355,103	3.13%
AFP Cuprum S.A. (3)	23,169,437	3.11%
Constructora Santa Marta Ltda. (7)	22,293,321	2.99%
B. de Chile C. Terceros Cap. XIV	21,463,488	2.88%
Inversiones La Gloria Ltda. (8)	16,082,332	2.16%
Foger Soc. Gestión Patrimonial Ltda. (7)	14,665,845	1.97%
Total Largest 15 Shareholders	508,286,161	68.18%

Other Shareholders	237,209,983	31.82%

Total	745,496,144	100%

(1)	Depositary Bank for the ADS.
(2)	Investment Company controlled by the Guilisasti Family (“Family Principal Shareholders”).
(3)	Chilean Pension Fund.
(4)

AFP Capital results from the merger, as of April 1, 2008, of AFP Bansander and AFP Santa María. The figures for December 2007 correspond to the addition of the shares held by both pension funds at that date.

(5)	Cultura Nacional is a Chilean non profit institution. Shares are attributed to Mr. Alfonso Larraín, its Chairman.
(6)	Investment Company controlled by Mr. Mariano Fontecilla de Santiago Concha.
(7)	Investment Company controlled by Mr. Francisco Marín Estévez.
(8)	Investment Company controlled by Mr. Alfonso Larraín Santa María.

          In August 1999, members of the Guilisasti family and other affiliated parties entered into a Shareholders’ Agreement relating to, among other issues, the transfer and voting of Common Stock. An English translation of such Shareholders’ Agreement was previously filed and is listed as Exhibit 3.4 to this Annual Report. See Item 19 — “Exhibits.”

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

B. Related Party Transactions

          In the ordinary course of its business, the Company engages in transactions with its affiliates. In addition, the Company has engaged in transactions with directors and executive officers of the Company. A detail of all transactions realized with affiliates or related parties is presented in Note 6 to the Consolidated Financial Statements – Balances and Transactions with Related Parties–. The principal transactions with such related parties during the last three fiscal years are as follows:

          Viñedos Emiliana. Viñedos Emiliana is a Chilean corporation (sociedad anónima abierta) which produces wines for export and domestic markets and is listed on the Chilean Exchanges. Viñedos Emiliana was originally a subsidiary of the Company until 1986, when the Company distributed shares of Viñedos Emiliana to the Company’s then existing shareholders. Although Viñedos Emiliana is a separate corporation, the Company and Viñedos Emiliana remain under common control. Certain of the principal shareholders of the Company own directly and indirectly approximately 59.65% of Viñedos Emiliana’s outstanding capital stock and, additionally, the Company and Viñedos Emiliana have other common shareholders. Viñedos Emiliana’s seven-member Board of Directors includes one of the Company’s seven directors (Alfonso Larraín Santa María). Viñedos Emiliana and the Company have various business dealings, the most significant of which are described below.

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

          In 2008, the Company recognized Ch$1,451 million in revenues from Viñedos Emiliana, or 0.5% of total revenues, including mainly revenues from sales in bottling fees and sales of raw materials. In 2008, the Company paid Viñedos Emiliana Ch$241 million in licensing fees. The Company recognized revenues from Viñedos Emiliana of Ch$1,345 million in 2007 and Ch$2,116 million in 2006. The Company paid Viñedos Emiliana Ch$282 million in 2007 and Ch$253 million in 2006 in licensing fees.

          From time to time, the Company engages in other transactions with Viñedos Emiliana, including purchases of wine in bulk at market prices, grapes and other raw materials. In 2008, 2007 and 2006 total purchases from Viñedos Emiliana totaled Ch$1,256 million, Ch$1,382 million and Ch$1,453 million, respectively. Since 2006, the Company has leased to Viñedos Emiliana vineyards in production, the lease amounted Ch$190 million in 2008 and Ch$1,791 million in 2006. In 2007, the Company purchased a vineyard from Emiliana for an amount of Ch$2,498 million.

          Frutícola Viconto (“Frutícola”). Frutícola is the Company’s principal customer for fruit. In 2008 and 2006 the Company sold Ch$6.3 million and Ch$86 million, respectively, of fruit to Frutícola for export. In 2007, the Company did not sell fruit to Frutícola. The Company also purchases grapes from Frutícola for vinification. In 2008, 2007 and 2006, the Company purchased Ch$25 million, Ch$79 million and Ch$67 million of grapes from Frutícola, respectively. Frutícola is a Chilean corporation (sociedad anónima abierta) listed on the Chilean

Exchanges. Frutícola was formerly a subsidiary of the Company until 1986 when the Company distributed Frutícola shares to the Company’s then existing shareholders.

          The Company and Frutícola are under common control. Two of the Company’s seven directors are members of Frutícola’s seven-member Board of Directors (Rafael Guilisasti Gana and Pablo Guilisasti Gana). Mr. Andrés Larraín Santa María, the Company’s Agricultural Manager, and Mr. Felipe Larraín Vial, son of the Company’s Chairman, are also directors of Frutícola. Certain Principal Shareholders directly and indirectly own approximately 57.18%of the outstanding common stock of Frutícola.

          In May 2008, the Company purchased a planted vineyard from Frutícola and water rights for a purchase price of Ch$3,779 million (approximately US$ 8 million). It is located in the Maipo Valley. The transaction was approved by the Directors Committee, in accordance with applicable law.

          Industria Corchera. In November of 2000, the Company acquired 49.6% of the capital stock of Industria Corchera through a direct purchase of shares from Quivolgo, Totihue and two investment companies controlled by a director of the Company. Based on a prior economic valuation of Industria Corchera by PriceWaterhouse, the Company invested a total of US$6 million. In November 2002, with the acquisition of 4,818 shares, representing 0.24% of the capital stock of Industria Corchera, the Company increased its ownership in Industria Conchera to 49.84%. In 2008, the Company increased its ownership to 49.96%.

          Industria Corchera is the primary cork supplier for the Company. The Company purchased Ch$7,745 million, Ch$8,360 million and Ch$7,111 million of cork and other raw material from Industria in 2008, 2007 and 2006, respectively. The Company believes that the price and terms it receives from Industria Corchera are equivalent to those available from its other cork suppliers. Mr. Osvaldo Solar Venegas, the Company’s CFO is director of Industria Corchera.

          Viña Almaviva. Viña Almaviva is a 50-50 joint venture company between the Company and Baron Philippe de Rothschild. The Company purchases from Almaviva used French oak barrels (used during one aging season) and the Almaviva wine that is sold in Chile through Comercial Peumo. Total purchases from Almaviva in 2008, 2007 and 2006 were Ch$480 million, Ch$450 million and Ch$522 million, respectively. In addition, the Company sells to Almaviva raw materials and services. Sales to Almaviva totaled in 2008, 2007, and 2006, Ch$202 million, Ch$97 million and Ch$109 million, respectively.

          Related Transaction With Entities in Which the Directors and Executive Officers Have an Equity Interest. The Company purchases small quantities of grapes, plants and other services from entities in which several of its directors, executive officers or members of their families have interests. In 2008, 2007 and 2006, the Company purchased an aggregate of approximately Ch$1,726 million, Ch$1,429 million and Ch$1,782 million, respectively, of such goods and services from such entities.

          Other. Article 89 of the Chilean Corporation Law requires that the Company’s transactions with related parties be on a market basis or on terms similar to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Corporation Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the board of directors has been informed of such director’s interest and the terms of such transactions are similar to those prevailing in the market. Chilean law requires that an interested director abstain from voting on such a transaction. See Item 10 — “Additional Information — Estatutos (By-Laws) — Directors” for further information relating to conflict of interest transactions. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholder’s meeting. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to the Company and shareholders or interested third parties who suffer losses as a result of such violation. The Company believes that it has complied with the requirements of Article 89 and Article 44 in all transactions with related parties during fiscal year 2008.

          For additional information concerning the Company’s transactions with affiliates and other related parties, see Note 6 to the Consolidated Financial Statements — “Balances and Transactions with Related Parties.”

ITEM 8:	FINANCIAL INFORMATION

          See Item 18 — “Financial Statements” and the financial statements referred to therein for the Consolidated Financial Stements and other financial information.

Wine Exports

          Viña Concha y Toro and its subsidiaries export from Chile to 130 countries. Concha y Toro is the largest exporter in Chile. The Company also exports wine from Argentina through the subsidiary, Trivento. Trivento is the second largest wine exporter by volume in Argentina. See “Item 4: Information on the Company — Company Sales — Argentina”.

          The following table presents wine exports by volume, in Chilean pesos and as a percentage of total sales for the last three years.

	Exports by Volume and Value

	2006	2007	2008

Exports (thousand – liters)	116,747	149,868	164,894
% of total sales	60.1%	63.3%	66.8%
Exports (Ch$ million)	187,088	242,436	251,716
% of total sales	74.1%	77.9%	78.1%

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

          The Company’s dividend policy approved at the general shareholders’ meeting is to distribute 40% of net earnings. For fiscal year 2008, interim dividends Nos. 232, 233 and 234 of Ch$2.50 per share were paid on September 30, 2008, December 30, 2008, and March 31, 2009, respectively. A final dividend No. 235 of Ch$12.05 per share was paid on May 12, 2009 against the profits of the 2008 fiscal year. Total dividends disbursed against the profits of 2008 fiscal year were 40% of net earnings.

          For fiscal year 2009, the Board approved to pay three provisional dividends of Ch$2.50 per share, charged against the profits for fiscal year 2009. These will be paid on September 30, 2009, December 30, 2009, and March 31, 2010, while the remaining profits up to a limit of 40% of the earnings shall be disbursed in May 2010.

          The above detailed dividend policy is the Board’s intent; however, fulfillment thereof will be contingent on cash flows. Consequently, at the annual shareholders’ meeting, the Board shall solicit shareholder approval to modify the amounts and payment dates should the necessity arise.

          The following table sets forth the dividends paid per share of common stock in respect of each of the years indicated:

Fiscal year,	Total Dividends Paid Ch$ per share (1)

2004	12.62
2005	10.60
2006	9.00
2007	18.95
2008	19.55

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

          Prior to the offerings of the ADS and the shares of Common Stock in October 1994, there was no public market for such securities in the United States. The Common Stock is currently traded on the Chilean Exchanges. In 2008, trading on the Santiago Stock Exchange accounted for approximately 87% of the trading volume of the Common Stock in Chile. The ADS are listed on the New York Stock Exchange and trade under the symbol “VCO.”

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

Annual High and Low Closing Sale Prices

	Chilean Pesos Per Shares(2)		U.S. Dollars Per ADS(3)

Year Ended December	High	Low	High	Low

2004	880.0	474.99	75.25	39.86
2005	1,120.0	695.0	99.50	26.00	*
2006	850.0	679.9	32.29	25.12
2007	1,375.0	800.0	55.16	29.81
2008	1,132.7	780.0	43.35	26.01
*On October 3, 2005 the ratio of 1 ADR to common stock changed from 1:50 to 1:20

Quarterly High and Low Closing Sale Prices

		Chilean Stock Trading			ADR Trading

			Chilean Pesos Per Shares(2)			U.S. Dollars Per ADS(3)

Year	Quarter	Share Volume(000)(1)	High	Low	Share Volume(3)	High	Low

2006
	1st Quarter	32,671.42	810.0	718.0	556,400	30.94	27.02
	2nd Quarter	17,295.78	770.0	679.9	430,800	29.55	25.12
	3rd Quarter	23,516.96	810.0	723.0	361,000	30.10	26.44
	4th Quarter	38,603.05	850.0	785.0	570,200	32.29	29.45
2007
	1st Quarter	35,606.37	985.0	800.0	444,700	36.72	29.81
	2nd Quarter	32,894.85	1,375.0	900.0	442,600	51.71	33.11
	3rd Quarter	26,678.12	1,320.0	1,060.0	602,300	51.03	40.33
	4th Quarter	25,519.12	1,328.0	950.0	621,920	55.16	38.01
2008
	1st Quarter	35,384.01	1,040.0	780.0	398,559	43.35	32.70
	2nd Quarter	47,897.82	959.9	804.9	515,685	41.00	33.76
	3rd Quarter	34,682.18	1,050.0	835.7	350,830	40.47	26.48
	4th Quarter	38,486.08	1,132.7	825.0	253,563	34.60	26.01
2009
	1st Quarter	16,744.67	1,100.0	931.0	251,533	37.75	29.82

Month ended
	November, 2008	19,832.52	1,132.7	920.0	82,842	33.49	26.50
	December, 2008	9,364.48	1,120.0	950.0	81,270	31.50	28.32
	January, 2009	4,834.06	1,050.0	950.0	84,727	34.40	28.50
	February, 2009	2,193.85	1,100.0	950.0	52,858	37.75	32.20
	March, 2009	9,716.77	1,000.0	931.0	113,948	34.08	29.82
	April, 2009	6,787.88	998.8	945.0	135,769	34.07	31.49

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
(3) Source: Monthly Report-The Bank of New York. Reflects actual high/low closing prices.

According to the Company’s records, as of April, 2009, there were 751 holders of record of the Common Stock. Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.

          At an Extraordinary Shareholder’s Meeting held on December 18, 2008, a capital increase was approved for approximately Ch$30,000 million. The capital increase of the Company was effected through the issuance of 28,000,000 common, nominative and no par value shares. The preferencial option period for subscription commenced on April 15, 2009 and ended on May 15, 2009. In this period a total of 26,325,409 shares were subscribed. Following the capital increase the total number of shares in circulation (subscribed and fully paid), as of May 15, 2009 increased to 745,496,144 from 719,170,735. On May 28, 2009 the Company’s board of directors adopted a plan to offer the remaining 1,674,591 unsubscribed shares from the preferential option period to the Company’s employees at the same price (Ch$930) and subject to the same conditions as offered to the shareholders.

ITEM 10:	ADDITIONAL INFORMATION

A. Estatutos (By-Laws)

          The following is a summary of certain information regarding the Company’s By-Laws and provisions of Chilean law. This summary is not complete. For a complete overview of the provisions of the By-Laws discussed in this summary, you are encouraged to read the Company’s By-Laws, previously filed and incorporated by reference as Exhibit 1.1 to this Annual Report. See Item 19 — “Exhibits.”

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

          If the conflicting interest transaction involves a “material amount,” the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of May 31, 2009, approximately US$75,100) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of May 31, 2009, approximately US$751,000) regardless of the size of the transaction. If the Board of Directors believes that it is not possible to ascertain whether the conflicting interest transaction is similar to an arm’s length transaction, it may reject the conflicting interest transaction, or appoint independent advisors to make such a determination. If the Board appoints independent advisors, the report prepared by the advisors must be made available to the shareholders and the Board of Directors for 20 business days from the date the report was received from the independent advisors.

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

          Rights, preferences and restrictions regarding shares. At least 30% of the Company’s annual net income calculated in accordance with Chilean GAAP is required to be distributed in cash to the shareholders, unless the shareholders unanimously decide otherwise. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate By-Laws, by the vote of a majority of the voting stock issued), or to pay future dividends.

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

          Chapter XXV of the Securities Market Law was enacted in order that controlling shareholders share with minority shareholders the benefits of a change of control, by requiring that certain share acquisitions be made pursuant to a tender offer.

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

          Industria Corchera. In November of 2000, the Company purchased 49.6% of the capital stock of Industria Corchera from certain directors of the Company. In November, 2002 the Company increased its ownership to 49.84%. In 2008, the Company increased its ownership to 49.96%. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions” for a discussion of the acquisition and the agreements with Industria Corchera.

          In connection with this acquisition, the Company and Amorim entered into a shareholders’ agreement establishing provisions, among others, for the transfer of shares and other agreements in relation to the administration of Industria Corchera. An English translation of the shareholders’ agreement between the Company and Amorim was previously filed and is listed as Exhibit 4.2 to this Annual Report. See Item 19 — “Exhibits.” The Company and Amorim jointly own 99.93% of the capital stock of Industria Corchera.

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

          The discussion summarizes the material Chilean income tax consequences of the purchase, ownership and disposition of ADS or shares of Common Stock by an individual who is neither domiciled in, nor a resident of, Chile for tax purposes or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (a “foreign holder”). However, it is not a full description of all tax considerations that may be relevant to a decision related to the ADS or shares of Common Stock. The discussion is based on Chilean income tax laws, regulations and rulings of the Chilean Internal Revenue Service, including Rulings No. 324 of 1990, No. 3985 of 1994, No. 1969 of 1995, No. 3807 of 2000, No. 1705 of 2006 and 224 of 2008, and Circular Letter No. 7 of 2002, all of which are subject to change.

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

          Cash Dividends and Other Distributions

          Cash dividends paid by the Company with respect to the ADS or shares of Common Stock held by a foreign holder will be subject to a 35% Chilean withholding tax (the “Withholding Tax”), which will be withheld and paid to the Chilean Treasury by the Company. Chile has an imputation tax system. A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the “First-Category Tax”); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. From 1991 until 2001, the First-Category Tax rate was 15% resulting in an effective dividend withholding tax rate of approximately 23.52%. For 2002, the First-Category Tax rate was 16% resulting in an effective dividend withholding tax rate of approximately 22.62% and for year 2003 the First-Category Tax rate was 16.5%. Finally, from year 2004 the First-Category Tax rate is 17%, resulting in an effective dividend withholding tax rate of approximately 21.69%.

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

          If a capital gain is recognized on a sale or exchange of shares of Common Stock acquired upon surrender of ADRs (as distinguished from sales or exchanges of ADS abroad representing such shares) made by a foreign or Chilean resident or domiciled holder, such gain will be deemed a non taxable event provided that the requirements of Article 18 ter of the Chilean Income Tax Law are met. Article 18 ter was introduced to the Chilean Income Tax Law by Law No. 19,768 which was published in the Official Gazette on November 7, 2001. The requirements of Article 18 ter of the Chilean Income Tax Law are: (i) the share at the time of sale must have a market presence. In case the market presence of the share was lost, the sale must be made within the following 90 days after the loss of the share’s market presence; (ii) the share must have been acquired and sold after April 19, 2001; and (iii) the acquisition and sale must have been made, amongst others, in a Chilean stock exchange market or in a foreign stock exchange market authorized by the Chilean Superintendency of Securities.

          Rev. Ruling 224 of 2004 provided rules regarding Article 18 ter and ADR operations in which it was confirmed that the reference contained in Article 18 ter to a foreign exchange stock market authorized by the Chilean Superintendency of Securities would cover the acquisitions on the London Stock Exchange, NYSE and Madrid Stock Exchange.

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

Interest Rate Risk

          The Company’s exposure to interest rate risk relates to its debt obligations. As of December 31, 2008 the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted to Ch$142,136 million of which, as of December 31, 2008, Ch$72,390 million is short term debt and Ch$69,746 million is long term debt with maturities through 2013 for its bank debt and 2026 for the bond debt.

          As of December 31, 2008, most of the financed debt, 96%, has a fixed-rate and is denominated in Chilean pesos, U.S. dollars, Euros, and Argentine pesos. The fair market value of total bank debt, as of December 31, 2008, does not significantly differ from the value at which it is listed in the Consolidated Financial Statements and has an average interest rate of 5.7% with maturities through 2026. The interest rate risk arises from the uncertainty regarding interest rate at which the Company can refinance its short term debt given the current uncertainty in the global financial markets.

          The following table lists the cash flows related to interest payments, amortization of debt obligations and related interest rates by fiscal year maturing with respect to the Company’s debt obligations. Interest rates disclosed represent the weighted average rates of the portfolio at year-end, and fairly represent the approximate average annual interest rates for each of the years of maturity.

Interest Bearing Debt As of December 31, 2008
(in millions of Ch$)
Expected Maturity Date

Short Term and Long-Term Financial Debt		Average Interest Rate	2009 Mn.Ch$	2010 Mn.Ch$	2011 Mn.Ch$	2012 Mn.Ch$	2013 Mn.Ch$	There after Mn.Ch$	Total Mn.Ch$	Fair Value Total Debt

U.S. dollar	Variable rate	4.36%	—	—	1,146	2,291	2,291	—	5,728	8,723
U.S. dollar	Fixed rate	4.73%	29,034	10,593	—	—	—	—	39,627	39,146
Ch$	Fixed rate	7.88%	25,356	—	—	—	—	—	25,356	25,075
Ch$(UF)	Fixed rate	3.83%	10,042	6,814	5,742	2,524	2,524	31,548	59,194	55,446
ARG$	Fixed rate	17.03%	5,030	2,568	571	—	—	—	8,169	7,723
Euro	Fixed rate	6.09%	2,471	—	—	—	—	—	2,471	2,125
Total			71,933	19,975	7,459	4,815	4,815	31,548	140,545	138,238

UF(leasing)	Fixed rate	13.39%	457	397	350	387	—	—	1,591	1,485

Total			72,390	20,372	7,809	5,202	4,815	31,548	142,136	139,723

          By comparison, as of December 31, 2007 the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted to Ch$94,285 million of which, as of December 31, 2007, Ch$25,704 million was short term debt and Ch$68,581 million was long term debt. As of December 31, 2007, all the financed debt had a fixed-rate with an average interest rate of 5.2% with maturities through 2026 as presented in the table below.

Interest Bearing Debt As of December 31, 2007
(in millions of constant Ch$)
Expected Maturity Date

Short Term and Long-Term Financial Debt		Average Interest Rate	2008 Mn.Ch$	2009 Mn.Ch$	2010 Mn.Ch$	2011 Mn.Ch$	2012 Mn.Ch$	There after Mn.Ch$	Total Mn.Ch$	Fair Value Total Debt

U.S. dollar	Fixed rate	4.89%	10,705	8,171	—	—	—	—	18,876	18,877
Ch$	Fixed rate	5.51%	6,967	3,812	—	—	—	—	10,779	10,469
Ch$(UF)	Fixed rate	4.06%	467	2,326	7,749	4,758	2,515	33,939	51,755	51,957
ARG$	Fixed rate	11.38%	3,718	1,947	1,861	—	—	—	7,526	7,090
GBP	Fixed rate	6.52%	1,079	—	—	—	—	—	1,079	1,079
Euro	Fixed rate	4.60%	2,375	—	—	—	—	—	2,375	2,365
Total			25,312	16,256	9,610	4,758	2,515	33,939	92,390	91,837

UF(leasing)	Fixed rate	13.39%	392	417	372	322	392	—	1,895	1,879

Total			25,704	16,673	9,982	5,080	2,907	33,939	94,285	93,716

Exchange Rate Risk

          The primary exchange rate risk that the Company faces is the depreciation of the peso against the various currencies in which Company’s revenues are denominated. The Company’s export sales are primarily denominated in U.S. dollars, Euros, Sterling Pounds and Canadian dollars. During 2008 and 2007, 81% and 80.5%, respectively, of the Company’s total revenues were related to foreign currency. This risk is partly offset by the natural hedge resulting from approximately 35% of the Company’s costs and expenses being denominated in foreign currency, primarily U.S. dollars.

          Additionally, to manage and mitigate the short-term effect of changes in currency exchange rates on the Company’s functional currency based sales, the Company has adopted a policy of attempting to balance foreign exchange denominated assets and liabilities to minimize its exposure to exchange rate risks. Thus, the Company periodically purchases and/or sells forward instruments including forward exchange contracts, as part of its exchange rate hedging strategy. In addition, on a case-by-case basis, the Company fixes the exchange rate for a percentage of its exports as part of its pricing strategy related to its exports operations. The Company uses these instruments solely to reduce the financial impact of these risks and does not use forward instruments for trading purposes.

          In addition, domestic sales of the Company’s Argentine subsidiaries are denominated in Argentine pesos – which represent 2.9% of total sales of the Company, and would therefore be affected by the devaluation of the local currency. To manage this risk the Company maintains debt in Argentine pesos.

          The following table sets forth the Company’s assets and liabilities subject to exchange rate risk as of December 31, 2008. The value of these foreign currency denominated assets and liabilities are represented in millions of Chilean pesos at the applicable exchange rate on December 31, 2008, which is included in the final row of the table.

Assets and Liabilities Subject to Exchange Rate Risk
As of December 31, 2008
(in million of Ch$ / except Exchange Rate)

Applicable Currency of Asset/Liability	US$	Euro	GBP	CAD	ARG$	SEK	NOK	REAL

Cash	1,265	242	670	86	9	33	18	149
Accounts and Notes Receivable	40,762	15,820	28,505	2,910	2,593	—	—	530
Fixed Assets	27,438	—	48	—	—	—	—	25
Other Assets	1,054	860	5,479	26	15,355	551	—	359

Total Assets	70,519	16,922	34,701	3,022	17,957	584	18	1,063

Current Liabilities	41,657	7,875	18,520	1,598	11,372	—	—	929
Long-Term Liabilities	16,321	—	—	—	4,178	—	—	—
Total Liabilities	57,978	7,875	18,520	1,598	15,550	9	—	929

Derivative Contracts
Expiring in 1Q2009	34,363	9,380	12,611	1,891	—	—	—	—
Expiring in 2009 after 1Q09	62,589	31,484	15,168	3,062	—	—	—	—
Expiring in 2010	24,256	29,182	—	1,286	—	—	—	—

Total Forwards	121,208	70,045	27,780	6,239	—	—	—	—

Exchange Rate	636.45	898.81	918.27	521.72	184.49	81.94	90.96	271.70

          By comparison, the following table represents the Company’s assets and liabilities subject to exchange rate risk as of December 31, 2007, expressed in constant Chilean pesos as of December 31, 2008.

Assets and Liabilities Subject to Exchange Rate Risk
As of December 31, 2007
(in million of Ch$ / except Exchange Rate)

Applicable Currency of Asset/Liability	US$	Euro	GBP	CAD	ARG$	SEK	NOK

Cash	—	763	670	—	450	—	—
Accounts and Notes Receivable	28,502	12,246	16,714	2,433	5,683	—	—
Fixed Assets	20,162	—	—	—	—	—	—
Other Assets	3,113	230	931	28	10,592	—	—

Total Assets	51,777	13,239	18,315	2,461	16,725	—	—

Current Liabilities	16,872	5,998	11,371	811	8,464	21	54
Long-Term Liabilities	8,590	—	—	—	5,034	—	—
Total Liabilities	25,462	5,998	11,371	811	13,498	21	54

Derivative Contracts

Total Forwards	33,766	49,152	35,240	8,932	—	—	—

Exchange Rate	496.89	730.94	989.43	506.26	157.79	77.46	91.83

Commodity Price Risk

          The Company relies on outside vineyards for supplies of grapes and bulk wine. Grapes purchased from outside vineyards are subject to fluctuation in price and quality and generally cost more than grapes from the Company’s vineyards.

          In 2008, 70% of the grapes used in the production of its premium, varietal, bi-varietals and sparkling wines were purchased by the Company from independent growers in Chile. Additionally, in 2008, the Company purchased the grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company. Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations. As of December 31, 2008, the Company did not hold any grape price-sensitive instrument.

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

          (a) Disclosure Controls and Procedures. The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” for the year ended December 31, 2008. Nevertheless, there are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

          The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

          Based on the evaluation under these criteria, management has concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective.

          The effectiveness of the Company’s internal control over financial reporting has been audited by KPMG Auditores Consultores Ltda., an independent registered public accounting firm, as stated in their report which is included herein.

          See page F-3 of this Annual Report for the attestation report on the effectiveness of the Company’s internal control over financial reporting of KPMG Auditores Consultores Ltda., the Company’s independent registered public accounting firm. Their attestation report is incorporated herein by reference.

          (c) Changes in Internal Control Over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

          As of June 2004, the Company has disclosed its code of ethics to reflect SEC rules and other proposed regulations that were adopted by the Company’s board of directors, officers and employees. All of the Company’s officers and employees accepted the provisions of the code of ethics, which governs the actions of everyone who works for the Company, including the employees of the Company’s subsidiaries. The Company’s code of ethics deals primarily with the following issues:

•	Duties of managers and personnel;

•	Conflict of interests;

•	Use of property and information;

•	Privileged information;

•	Independence;

•	Communications and certificates,

•	Fair behavior; and

•	Compliance with environment, health and safety laws and regulations.

A copy of the Company’s code of ethics is available on its website (www.conchaytoro.com).

ITEM 16.C:	PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

          Aggregate fees for professional services rendered by KPMG Auditores Consultores Ltda. (“KPMG”), our independent registered public accounting firm, in each of the last two fiscal years, in each of the following categories are:

	2007 ThCh$	2008 ThCh$

Audit fees	125,952	118,209
Audit-related fees	—	—
Tax fees	—	—
All other fees	8,676	—

Total	134,628	118,209

          “Audit Fees” are the aggregate fees billed and billable by KPMG for the audit of the Company’s consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control over financial reporting are included in Audit Fees.

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

ITEM 16.D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          None.

ITEM 16.E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          None.

ITEM 16.F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

          Not Applicable.

ITEM 16.G:	CORPORATE GOVERNANCE

          American Depositary Shares representing shares of Common Stock are listed on the New York Stock Exchange (“NYSE”). However, because the Company is a “foreign private issuer,” as defined in the rules of the Securities and Exchange Commission, the Company is exempt from the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the obligation to notify the NYSE if any of the Company’s executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A. Instead, the rules of both the SEC and the NYSE require the Company to provide a summary, included below, of the significant ways in which the Company’s corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

Independent directors in the Board of Directors

          According to NYSE, listed U.S. companies must have a majority of independent directors. Chilean law does not require a majority of independent directors and the Company’s Board of Directors is, in fact, comprised of a minority of independent directors.

Non-Executive Director Meetings

          Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present. In compliance with Chilean law, the Company does not have directors that simultaneously serve as executives, accountants or auditors of the Company. The Company’s directors may meet individually or collectively with those they deem necessary to inform themselves and make decisions regarding the company.

Directors’ Committee and Audit Committee

          According to the NYSE, listed U.S. companies must have an audit committee consisting of a minimum of three independent directors who are financially literate and at least one who is a designated financial expert. Chilean law requires open stock companies with a market capitalization greater than UF 1.5 million (approximately US$50.6 million), such as the Company, to have a Directors’ Committee, composed of three directors who meet the independence requirements under Chilean law (as described below). The Company has a Directors’ Committee, composed of a majority of independent directors as required by Chilean law, which also performs the functions of the Audit Committee required by the NYSE. For the non-independent director on the Directors’ Committee, the Company relies on an exemption of the NYSE listing standards relating to Audit Committees of Rule 10A-3 promulgated under the Exchange Act. Chilean law has no requirement for members to be financial experts.

          The Directors’ Committee is responsible for

i. reviewing balance sheets, financial statements and reports from accounting oversight bodies and auditors;

ii. proposing outside auditors to the Board of Directors;

iii. reviewing background information regarding the Company’s operations with related parties; and

iv. reviewing managers’ and chief executive officers’ compensation plans.

Director’s independence qualification

          Under the NYSE rules, a director must meet the requirements in the “Independence Test” in order to be considered an “Independent Director.” Chilean law considers a director “Independent” if he or she would have been elected without the votes of the controlling shareholder and related parties. Accordingly, although certain of our directors are “Independent” in accordance with Chilean law, they may not be deemed to be “Independent Directors” under NYSE listing standards.

Nominating/Corporate Governance Committee

          According to the NYSE, listed U.S. companies must have a Nominating/Corporate Governance Committee composed entirely of independent directors, whose activities include identifying qualified individuals to serve on the board of directors and developing a set of corporate governance principles. This committee is not contemplated as such by Chilean law. Nominations for Board of Directors are made at the Ordinary Shareholders’ Meeting, while the Board of Directors nominates the members of the Directors’ Committee.

Corporate Governance Guideline

          According to the NYSE, listed U.S. companies must adopt corporate governance guidelines establishing the following:

(i) director qualification standards;

(ii) director responsibilities;

(iii) director access to management;

(iv) director compensation;

(v) director orientation and continuing education;

(vi) management succession; and

(vii) annual performance evaluation of the Board of Directors.

          Under Chilean law, no corporate governance guidelines are required, but directors’ compensation must be discussed and vote on annually at the ordinary shareholders’ meeting.

Code of Business Conduct and Ethics

          According to the NYSE, U.S. listed companies must adopt and disclose a Code of Business Conduct and Ethics for directors, officers and employees. The Code must be uploaded on the Company website or otherwise be available for shareholders to obtain a copy. A Code of Conduct and Ethics is not required by Chilean law, but it has become a common practice for Chilean companies to have a Code. The Company has a Code of Business Conduct and Ethics entitled “Code of Business Conduct and Ethics of Concha y Toro,” governing the actions of directors, officers and employees. Its observance and compliance is regulated by the senior management of the Company, including the General Manager and the Chief Financial Officer. The Code is available on the Company website at www.conchaytoro.com.

Internal Audit

          According to the NYSE, listed U.S. companies must have an internal audit function to provide management with ongoing assessments of the company’s risk management process and the system of internal controls. Although there is no local law requirement to do so, but the Company conducts an internal audit which provides evaluation, analysis and recommendations to senior management, the Board of Directors, and the Directors’ Committee.

CEO’s awareness and certification of corporate governance violations

          According to the NYSE, the CEO of a U.S. listed company must annually certify to the NYSE that he or she is not aware of any violation by the Company of the NYSE’s corporate governance listing standards. Chilean law does not establish such a requirement and this provision of the NYSE does not apply to foreign private issuers such as the Company. However, according to the NYSE, all foreign private issuers, including the Company, must report to the NYSE when they become aware of a violation of the corporate governance listing standards and must provide an annual written affirmation to the NYSE of its compliance with the applicable NYSE audit committee rules and disclose significant differences with NYSE corporate governance rules applicable to domestic companies. In compliance with these rules, the Company annually submits a written annual affirmation to the NYSE.

ITEM 17:	FINANCIAL STATEMENTS

          See Item 18 — “Financial Statements.”

ITEM 18:	FINANCIAL STATEMENTS

          The following financial statements, together with the reports of KPMG Auditores Consultores Ltda. are filed as part of this Annual Report:

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

VIÑA CONCHA Y TORO S.A.
Registrant

By:	/s/ EDUARDO GUILISASTI G.

	Name:	Eduardo Guilisasti G.
	Title:	Gerente General/
General Manager
(Chief Executive Officer)

	Date:	June 30, 2009

By:	/s/ OSVALDO SOLAR V.

	Name:	Osvaldo Solar V.
	Title:	Gerente de Administración y Finanzas/
Administration and Financial Manager
(Chief Financial Officer)

	Date:	June 30, 2009

EXHIBIT INDEX

Exhibit Number

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

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

*Previously filed.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
USD	-	United States dollars
ThUSD	-	Thousands of United States dollars
UF	-	The UF (Unidad de Fomento) is an inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Chilean Consumer Price Index of the previous month.

KPMG Auditores Consultores Ltda.	Phone +56 (2) 798 1000
3520 Isidora Goyenechea Av., 2nd floor	Fax +56 (2) 798 1001
Las Condes, Santiago, Chile	www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Viña Concha y Toro S.A.:

We have audited the accompanying consolidated balance sheets of Viña Concha y Toro S.A. and subsidiaries (the Company) as of December 31, 2007 and 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 38 to the accompanying consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2008 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in thousands of Chilean pesos, as restated for general price-level changes, have been translated into United States dollars on the basis set forth in Note 2y to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Viña Concha y Toro S.A.’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2009, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Auditores Consultores Ltda.

Santiago, Chile
June 30, 2009

KPMG Auditores Consultores Ltda. a Chilean member firm of KPMG International, a Swiss cooperative. All rights reserved.

KPMG Auditores Consultores Ltda.	Phone +56 (2) 798 1000
3520 Isidora Goyenechea Av., 2nd floor	Fax +56 (2) 798 1001
Las Condes, Santiago, Chile	www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Viña Concha y Toro S.A.:

We have audited the internal control over financial reporting of Viña Concha y Toro S.A. (the Company) as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Viña Concha y Toro S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated June 30, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG Auditores Consultores Ltda.

Santiago, Chile
June 30, 2009

KPMG Auditores Consultores Ltda. a Chilean member firm of KPMG International, a Swiss cooperative. All rights reserved.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 20008 and thousands of US dollars)

	As of December 31,

	2007	2008	2008

	ThCh$	ThCh$	ThUSD
			Note 2(y)
ASSETS
Current assets:
Cash and cash equivalents	2,943,250	3,949,865	6,206
Accounts receivable, net	77,858,780	103,595,852	162,771
Notes receivable, net	2,720,149	2,680,138	4,211
Other accounts receivable, net	2,630,555	4,256,638	6,688
Amounts due from related companies	10,610	240,155	377
Inventories, net	92,620,608	113,353,433	178,103
Recoverable taxes	6,901,162	10,063,644	15,812
Prepaid expenses	10,916,330	13,577,824	21,334
Deferred income taxes	2,350,926	2,868,933	4,508
Other current assets	431,367	1,971,675	3,098

Total current assets	199,383,737	256,558,157	403,108

Property, plant and equipment:
Land	50,526,215	57,241,321	89,938
Buildings and infrastructure	184,739,773	211,448,651	332,231
Machinery and equipment	64,125,018	70,691,633	111,072
Other fixed assets	16,338,048	17,914,001	28,147
Revaluation from fixed asset technical appraisal	3,923,591	3,826,900	6,013
Less: accumulated depreciation	(106,967,556)	(118,977,484)	(186,939)

Total property, plant and equipment, net	212,685,089	242,145,022	380,462

Other assets:
Investments in related companies	7,732,594	8,098,248	12,724
Investments in other companies	362,981	365,408	574
Goodwill, net	1,109,065	1,023,201	1,608
Intangibles	5,519,909	7,401,155	11,629
Accumulated amortization	(746,398)	(1,018,086)	(1,600)
Other assets	2,916,435	3,244,011	5,097

Total other assets	16,894,586	19,113,937	30,032

Total assets	428,963,412	517,817,116	813,602

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008 and thousands of US dollars)

	As of December 31,

	2007	2008	2008

	ThCh$	ThCh$	ThUSD
			Note 2(y)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt due to banks and financial institutions, including interest	8,783,977	59,123,928	92,896
Current portion of long-term debt due to banks and financial institutions, including interest	16,180,182	11,197,567	17,594
Current portion of bonds payable	348,270	1,611,528	2,532
Long-term liabilities with maturities within one year	391,772	456,801	718
Dividends payable	1,969,435	1,809,184	2,843
Accounts payable	33,472,919	45,637,994	71,707
Notes payable	3,425,570	3,557,506	5,590
Other payables	4,263,504	2,389,762	3,755
Amounts payable to related companies	4,193,160	3,620,684	5,689
Accrued expenses	23,634,662	30,090,062	47,278
Withholdings	3,380,588	4,750,547	7,464
Income taxes payable	2,453,689	665,789	1,046
Deferred revenue	24,995	1,704,769	2,679
Other current liabilities	52,170	210,895	331

Total current liabilities	102,574,893	166,827,016	262,122

Long-term liabilities:
Due to banks and financial institutions	24,338,983	26,968,465	42,373
Bonds payable	42,738,153	41,643,224	65,430
Miscellaneous payables	1,503,788	1,134,521	1,783
Amounts payable to related companies	2,112,594	1,947,240	3,060
Accrued expenses	1,284,797	1,610,162	2,530
Deferred income taxes	11,855,647	14,593,533	22,929

Total long-term liabilities	83,833,962	87,897,145	138,105

Minority interest	17,607	7	—

Shareholders’ equity:
Paid-in capital, no par value, 719,170,735 shares issued and outstanding as of 2007 and 2008	53,411,360	53,411,360	83,921
Additional paid-in capital – share premium	6,232,415	6,232,415	9,792
Other reserves	8,555,868	8,555,868	13,443
Reserve for future dividends	143,514,737	165,518,153	260,065
Net income for the year	37,089,944	35,151,891	55,231
Less: provisional dividends	(6,267,374)	(5,776,739)	(9,077)

Total shareholders’ equity	242,536,950	263,092,948	413,375

Total liabilities and shareholders’ equity	428,963,412	517,817,116	813,602

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008 and thousands of US dollars)

	Year ended December 31,

	2006	2007	2008	2008

	ThCh$	ThCh$	ThCh$	ThUSD
				Note 2(y)
Operating income:
Sales	252,446,714	311,225,258	322,165,744	506,192
Cost of sales	(165,434,737)	(185,892,008)	(193,600,972)	(304,189)

Gross profit	87,011,977	125,333,250	128,564,772	202,003
Administrative and selling expenses	(58,563,827)	(73,882,759)	(77,283,216)	(121,429)

Operating income	28,448,150	51,450,491	51,281,556	80,574

Non-operating income and expenses:
Interest income	189,795	175,024	554,221	871
Equity participation in net income of related companies	565,184	693,322	463,329	728
Other non-operating income	362,922	424,658	950,511	1,493
Goodwill amortization	(85,865)	(85,863)	(85,863)	(135)
Interest expense	(5,022,203)	(4,979,380)	(6,385,418)	(10,033)
Other non-operating expenses	(440,449)	(1,172,454)	(832,626)	(1,308)
Price-level restatement, net	(419,590)	(905,006)	(595,184)	(935)
Foreign exchange gains (losses), net	305,212	391,656	(1,097,066)	(1,724)

Non-operating expenses, net	(4,544,994)	(5,458,043)	(7,028,096)	(11,043)

Income before income taxes and minority interest	23,903,156	45,992,448	44,253,460	69,531
Income taxes	(5,000,092)	(8,892,993)	(9,101,545)	(14,300)

Income before minority interest	18,903,064	37,099,455	35,151,915	55,231
Minority interest	(1,954)	(9,511)	(24)	—

Net income for the year	18,901,110	37,089,944	35,151,891	55,231

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

	Paid-in capital	Additional paid-in capital – share premium	Other reserves	Reserves for future dividends	Provisional dividends	Net income for the year	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2006	44,727,614	5,219,134	7,192,857	99,571,203	(5,598,744)	19,039,147	170,151,211
2005 net income distribution	—	—	—	13,440,403	5,598,744	(19,039,147)	—
Dividends declared	—	—	—	(2,229,429)	—	—	(2,229,429)
Foreign currency translation adjustment	—	—	38,763	—	—	—	38,763
Price-level restatement	939,280	109,602	151,050	2,330,883	(102,481)	—	3,428,334
Net income for the year	—	—	—	—	—	16,160,513	16,160,513
Interim dividends	—	—	—	—	(5, 393,781)	—	(5, 393,781)

Balance as of December 31, 2006	45,666,894	5,328,736	7,382,670	113,113,060	(5,496,262)	16,160,513	182,155,611
Balance as of December 31, 2006 restated to constant Chilean pesos as of December 31, 2008	53,411,360	6,232,415	8,634,668	132,295,451	(6,428,351)	18,901,110	213,046,653

Balance as of January 1, 2007	45,666,894	5,328,736	7,382,670	113,113,060	(5,496,262)	16,160,513	182,155,611
2006 net income distribution	—	—	—	10,664,251	5,496,262	(16,160,513)	—
Dividends declared	—	—	—	(1,078,754)	—	—	(1,078,754)
Foreign currency translation adjustment	—	—	(72,360)	—	—	—	(72,360)
Price-level restatement	3,379,350	394,326	546,318	9,087,244	(361,383)	—	13,045,855
Net income for the year	—	—	—	—	—	34,058,718	34,058,718
Interim dividends	—	—	—	—	(5,393,781)	—	(5,393,781)

Balance as of December 31, 2007	49,046,244	5,723,062	7,856,628	131,785,801	(5,755,164)	34,058,718	222,715,289

Balance as of December 31, 2007 restated to constant Chilean pesos as of December 31, 2008	53,411,360	6,232,415	8,555,868	143,514,737	(6,267,374)	37,089,944	242,536,950

Balance as of January 1, 2008	49,046,244	5,723,062	7,856,628	131,785,801	(5,755,164)	34,058,718	222,715,289
2007 net income distribution	—	—	—	28,303,554	5,755,164	(34,058,718)	—
Dividends declared	—	—	—	(8,234,504)	—	—	(8,234,504)
Price-level restatement	4,365,116	509,353	699,240	13,663,302	(382,958)	—	18,854,053
Net income for the year	—	—	—	—	—	35,151,891	35,151,891
Interim dividends	—	—	—	—	(5,393,781)	—	(5,393,781)

Balance as of December 31, 2008	53,411,360	6,232,415	8,555,868	165,518,153	(5,776,739)	35,151,891	263,092,948

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008 and thousands of US dollars)

	Year Ended December 31,

	2006	2007	2008	2008

	ThCh$	ThCh$	ThCh$	ThUSD
				Note 2(y)
Cash flows from operating activities:
Received from customers	233,595,618	349,574,685	322,910,696	507,362
Interest received	189,795	167,050	528,776	831
Dividends and other distributions received	222,243	1,303,070	153,235	241
Other income received	23,400,734	28,319,815	34,504,560	54,214
Payments to suppliers and personnel	(202,439,499)	(287,373,613)	(295,899,637)	(464,922)
Interest paid	(4,110,788)	(5,748,868)	(3,205,659)	5,037)
Income taxes paid	(3,231,155)	(4,996,413)	(5,514,764)	(8,665)
Payment of other expenses	(786,156)	(2,220,986)	(53,385)	(84)
Value-added and others taxes paid	(13,651,824)	(14,900,800)	(32,041,463)	(50,344)

Net cash provided by operating activities	33,188,968	64,123,940	21,382,359	33,596

Cash flows from financing activities:
Bank financing	69,040,679	45,395,504	83,637,239	131,412
Dividends paid	(8,991,448)	(7,309,511)	(14,368,780)	(22,576)
Payment of bank financing	(62,211,049)	(60,052,469)	(40,012,591)	(62,868)
Payment of other loans to related companies	—	(2,039,656)	—	—

Net cash provided by (used in) financing activities	(2,161,818)	(24,006,132)	29,255,868	45,968

Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	3,392	48,648	1,312	2
Investments	—	77,329	—	—
Additions to property, plant and equipment	(28,691,128)	(38,392,455)	(47,004,979)	(73,855)
Payment of capitalized interest	(435,756)	(493,313)	(938,023)	(1,474)
Permanent investments	—	—	(16,152)	(25)
Other investment disbursements	(1,197,964)	(441,915)	(1,634,593)	(2,568)

Net cash used in investing activities	(30,321,456)	(39,201,706)	(49,592,435)	(77,920)

Positive net cash flow for the year	705,694	916,102	1,045,792	1,644
Effect of price-level restatement on cash and cash equivalents	(105,341)	(301,296)	(39,177)	(62)

Net increase in cash and cash equivalents	600,353	614,806	1,006,615	1,582
Cash and cash equivalents beginning of year	1,728,091	2,328,444	2,943,250	4,624

Cash and cash equivalents end of year	2,328,444	2,943,250	3,949,865	6,206

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008 and thousands of US dollars)

	Year Ended December 31,

	2006	2007	2008	2008

	ThCh$	ThCh$	ThCh$	ThUSD
				Note 2(y)
Reconciliation of net income to net cash provided by operating activities:
Net income for the year	18,901,110	37,089,944	35,151,891	55,231
Net gain on sales of property, plant and equipment	(37,290)	(73,739)	(27,425)	(43)
Net gain on sales of other investment	—	(75,446)	—	—
Charges (credits) to income which do not represent cash flows:
Depreciation	12,936,306	14,254,505	14,112,398	22,173
Amortization of intangibles	127,739	141,214	193,977	305
Provisions and write-offs	1,287,841	1,709,125	1,031,484	1,621
Equity participation in income of related companies	(565,184)	(693,322)	(463,329)	(728)
Amortization of goodwill	85,865	85,863	85,863	135
Price-level restatement, net	419,590	905,006	595,184	935
Foreign currency translation losses (gains), net	(305,210)	(391,656)	1,097,066	1,724
Other credits to income which do not represent cash flows	(76,877)	(319,231)	—	—
Other charges to income which do not represent cash flows	1,226	—	1,381,283	2,170
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(17,912,480)	341,887	(30,859,368)	(48,487)
Increase in inventory	(3,152,498)	(8,978,429)	(21,370,545)	(33,578)
Decrease (increase) in other current assets	4,006,701	304,501	(5,088,885)	(7,996)
Changes in liabilities which affect cash flows:
Increase in accounts payable associated with operating results	9,884,481	17,003,446	13,213,699	20,762
Increase (decrease) in interest payable	190,384	(1,212,375)	(1,182,681)	(1,858)
Increase in income tax payable	1,173,968	2,644,340	7,975,802	12,532
Increase in other accounts payable associated with non-operating results	5,783,173	1,148,622	7,175,186	11,274
Net increase (decrease) in value-added tax and other accounts payable	438,170	230,174	(1,639,266)	(2,576)

Loss attributable to minority interest	1,954	9,511	24	—

Net cash flows provided by operating activities	33,188,968	64,123,940	21,382,359	33,596

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 1 – Description of business

Viña Concha y Toro S.A. is a corporation organized under the laws of the Republic of Chile registered under No. 0043 of the Chilean Superintendency of Securities and Insurance and in the New York Stock Exchange (“NYSE”) and is therefore subject to the supervision of the Chilean Superintendency of Securities and Insurance (“SVS”) and the Securities and Exchange Commission (“SEC”) of the United States of America. The Company is a producer and exporter of wines. It is a vertically-integrated company that is involved at every stage of the production and marketing of wine. It manages its own vineyards, vinification and bottling plants and has an extensive distribution network for wines.

Note 2 – Summary of significant sccounting policies

a)	Periods covered

These financial statements reflect the consolidated financial position of Viña Concha y Toro S.A. and subsidiaries (the “Company”) as of December 31, 2007 and 2008 and the consolidated results of their operations, the changes in their consolidated shareholders’ equity, and their consolidated cash flows for the years ended December 31, 2006, 2007 and 2008.

b)	Basis for consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile and the accounting regulations of the SVS (collectively “Chile GAAP”). Should any discrepancy exist between generally accepted accounting principles in Chile and the regulations issued by the Chilean SVS, the latter shall prevail. The preparation of financial statements in accordance with Chile GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Certain reclassifications were made to the 2006 and 2007 consolidated financial statements to comform them to the 2008 presentation.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 2 – Summary of significant accounting policies, continued

               The consolidated financial statements for the years 2006, 2007 and 2008 include the following subsidiaries:

		Ownership interest As of December 31,

		2006			2007			2008

Company	Country	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total

		%	%	%	%	%	%	%	%	%
Comercial Peumo Ltda.	Chile	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Viña Palo Alto Ltda. (1)	Chile	99.00	0.00	99.00	99.00	0.00	99.00	99.99	0.00	99.99
Sociedad Exportadora y Comercial Viña Maipo Ltda.	Chile	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Transportes Viconto Ltda.	Chile	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Viña Cono Sur S.A.	Chile	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Trivento Bodegas y Viñedos S.A.	Argentina	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Concha y Toro UK Limited	UK	99.00	1.00	100.00	99.00	1.00	100.00	99.00	1.00	100.00
Soc. Export. y Com. Viña Canepa S.A. (2)	Chile	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Finca Lunlunta S.A.	Argentina	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Conosur Europe Limited	UK	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Inversiones Concha y Toro S.A.	Chile	99.98	0.02	100.00	99.98	0.02	100.00	99.98	0.02	100.00
VCT Internacional S.A.	Chile	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Viña Maycas del Limarì Limitada (3)	Chile	0.00	0.00	0.00	0.00	100.00	100.00	0.00	100.00	100.00
Finca Austral S.A. (3)	Argentina	0.00	0.00	0.00	0.00	100.00	100.00	0.00	100.00	100.00
VCT Brasil Importación y Exportación Ltda. (4)	Brazil	0.00	0.00	0.00	0.00	0.00	0.00	0.00	100.00	100.00
Concha y Toro Sweden A.B. (4)	Sweden	0.00	0.00	0.00	0.00	0.00	0.00	0.00	100.00	100.00
Concha y Toro Finland O.Y. (4)	Findland	0.00	0.00	0.00	0.00	0.00	0.00	0.00	100.00	100.00
Concha y Toro Norway A.S. (4)	Norway	0.00	0.00	0.00	0.00	0.00	0.00	0.00	100.00	100.00

(1) Name change during 2006 from Sociedad exportadora One World Wine Ltda. Furthermore, on December 26, 2008, Viña Concha y Toro S.A. adquired from Viñedos Emiliana S.A. a 0.009% of Viña Palo Alto Ltda. leaving the participation of Viña Concha y Toro S.A. over the subsidiary in 99.99%

(2) Name change during 2007 from Sociedad Villa Alegre S.A.
(3) Subsidiaries incepted in 2007.
(4) Subsidiaries incepted in 2008

d)	Translation of foreign currency financial statements

Financial statements of consolidated foreign subsidiaries have been converted into Chilean pesos in accordance with Technical Bulletin No. 64, “Accounting for Investments Abroad” (“TB 64”), of the Chilean Association of Accountants, as follows:

Financial statements of foreign operations with the Chilean peso as the functional currency are those whose activities are considered an extension of the Chilean operations, and are remeasured as follows:

•	Monetary assets and liabilities are translated at the year-end exchange rate.
•

Non-monetary items, primarily property, plant and equipment and shareholders’ equity, are measured using historical exchange rates in effect at the time of the transactions adjusted by changes in the Chilean Consumer Price Index (CPI) during the year.

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 2 – Summary of significant accounting policies, continued

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

The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are stated in terms of the general purchasing power of the Chilean peso using changes in the Chilean CPI as follows:

•	Non-monetary assets, liabilities, and shareholders’ equity accounts are restated in terms of year-end purchasing power.
•	Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.
•

The price-level restatement credit or charge in the income statement represents the gain or loss in purchasing power from holding non-monetary assets and liabilities exposed to the effects of inflation.

•

The accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power of December 31, 2008 (“constant pesos”) applied under the “prior-month rule”, as described below, to reflect changes in the Chilean CPI from the financial statement dates to December 31, 2008. This updating does not change the prior year’s statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

The general price-level restatements are calculated using the official Chilean CPI of the Chilean Instituto Nacional de Estadísticas (National Statistics Institute) and are based on the prior-month rule, in which the inflation adjustments are based on the Chilean CPI at the close of the month preceding the close of the respective period or transaction. The Chilean CPI index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 2 – Summary of significant accounting policies, continued

The values of the Chilean CPI used for price-level restatement purposes are as follows:

December 31,

Year	Index *	Change in index

2007	92.95	7.4%
2008	101.21	8.9%

* Index as of November 30 of each year, under prior-month rule described above.

The price-level restated consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year, the gain or loss in purchasing power arising from the holding of non-monetary assets and liabilities exposed to the effects of inflation.

Assets and liabilities denominated in UF are presented in Chilean pesos at the following year-end rates (stated in Chilean pesos per foreign currency):

At December 31,

2006	2007	2008

Ch$	Ch$	Ch$
18,336.38	19,622.66	21,452.57

f)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies are presented in Chilean pesos at the exchange rate at the end of each year published by the Central Bank of Chile. The detail of exchange rates for foreign currencies is as follows:

	As of December 31,

	2006	2007	2008

	Ch$	Ch$	Ch$
US dollar (USD)	532.39	496.89	636.45
Canadian dollar (CAD)	457.10	506.26	521.72
Argentine peso (ARS)	173.93	157.79	184.49
Euro (EUR)	702.08	730.94	898.81
Australian dollar (AUD)	419.37	433.59	439.72
British pound (GBP)	1,041.86	989.43	918.27
Swedish krone (SEK)	77.75	77.46	81.94
Japanese yen (JPY)	4.47	4.41	7.05
Norwegian krone (NOK)	85.25	91.83	90.96
Brazilian real	249.28	280.32	271.70

g)	Time deposits

Time deposits are presented at price-level restated principal plus accrued interest. The original maturity dates are less than 90 days.

h)	Inventories
Inventories of raw materials, materials and supplies are presented at price-level restated cost. These values do not exceed net realizable value.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 2 – Summary of significant accounting policies, continued

Bulk wine inventory is stated at weighted-average cost plus price-level restatement in accordance with Technical Bulletin No. 3 of the Chilean Association of Accountants, which does not exceed net realizable value. Cost of bulk wine is calculated using the absorption-costing method, which includes indirect costs incurred during the production process plus direct acquisition or grape production costs.

Finished goods and in-process wine inventories are stated at cost plus price-level restatement. Finished goods and in-process wine inventories include the cost of purchased grapes and agricultural costs, including overhead for the production of grapes, as well as all direct and indirect costs associated with the wine-making process, including the bottling process.

The Company records a provision for inventory obsolescence based on technical reports, inventory turnover and/or inventory use.

i)	Prepaid expenses

Prepaid expenses include prepaid rent, prepaid insurance, deferred harvest costs and other prepaid expenses. Deferred harvest costs consist of direct material, labor, and an allocation of indirect costs incurred during the period from April/May through December which relate to the harvest of April/May of the following year. These costs are charged to the cost of wine once the harvest is completed in the following period.

j)	Property, plant and equipment

Property, plant and equipment are presented at acquisition and/or building or development cost plus price-level restatement. This cost includes applicable financing costs incurred by the Company until the asset is ready for use. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with regulations of the SVS.

Fixed asset maintenance costs are charged to earnings as incurred.

In accordance with Chile GAAP, the Company has evaluated the recovery of the value of its investments abroad (Argentina) in consideration of the guidelines established in Technical Bulletins No.’s 33 and 72 issued by the Chilean Association of Accountants.

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

Intangible assets represent rights or privileges acquired that will benefit the Company’s operations beyond the period in which they were acquired. These refer primarily to water rights and industrial brand name rights, which are amortized by the straight-line method over 40 and 10-year periods, respectively. These assets are presented at restated cost and include other acquisition related costs, except for the cost of financing.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 2 – Summary of significant accounting policies, continued

n)	Investments in related companies

Investments in shares of public and private companies in which the Company exercises significant influence are accounted for according to the equity method whereby the investment is carried at acquisition cost, plus the Company’s equity in undistributed earnings or losses since acquisition, including the elimination of unrealized gains or losses. Investments in foreign companies have been valued in accordance with the provisions of Technical Bulletin No. 64 issued by the Chilean Association of Accountants.

o)	Investments in other companies

Investments in equity shares traded in the Chilean Stock Market in which the Company cannot exercise significant influence are valued at the lower of restated cost or quoted market value of the portfolio at the date of the financial statements. When the Company receives dividends, it records them within non-operating income.

p)	Goodwill

Goodwill represents the excess of the acquisition cost of shares of related companies over the fair value of these investments at the date of the acquisition. These differences are amortized over 5 to 20 years, using the straight-line method. Goodwill for acquisitions that occurred after December 31, 2004 have been recorded in accordance with Technical Bulletin No. 72 of the Chilean Association of Accountants.

q)	Income and deferred taxes

The Company determines and records its income taxes on an accrual basis based on the net taxable income in conformity with current Chilean tax regulations.

Deferred income taxes are recorded in accordance with Technical Bulletin No. 60 and the complementary technical bulletins thereto No.’s 68, 69, 71 and 73 issued by the Chilean Association of Accountants. Deferred taxes are recorded based on the total amount of temporary differences between the book and tax basis of assets and liabilities. The effects of deferred income taxes not previously recorded at January 1, 2000, were recognized against asset and liability accounts (complementary accounts) recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000 in accordance with the transitional period provided by Technical Bulletin No. 60. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability relate. Deferred taxes at January 1, 2000 are recorded based on the total amount of temporary differences between the book and tax basis of assets and liabilities. The effects on deferred taxes generated by the absorption of tax losses against current year taxable income are recorded against deferred tax expense in the associated year.

r)	Staff severance indemnities

Severance benefits payable to employees are stated at the present value of the projected obligation attributable to each employee for his/her accumulated years of service. The liability considers an annual discount rate of 5.00% and an average remaining service period of 7.2 years.

s)	Vacation

The cost of employees’ vacation is recorded on an accrual basis.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 2 – Summary of significant accounting policies, continued

t)	Statement of cash flows

The Company prepares the statement of cash flows using the direct method. The Company classifies as cash equivalents all highly-liquid investments purchased with a maturity date of three months or less. Cash flows provided by operating activities include all cash flows related to the Company, also including interest paid, financial income and, in general, all cash flows which are not defined as being part of investing or financial activities. It should be noted that the concept of operations applied in the preparation of this statement is broader than that used in the statement of income.

u)	Revenue recognition

Revenues from the sale of goods and services related to the Company’s lines of business are recognized in income when there is certainty that there has been an increase in the Company’s equity as the significant risks related to the ownership of those goods have been transferred to the buyer, the determination of the amount of revenue and cost is reliable, and there is certainty that the economical benefits from the transaction will flow to the Company.

Additionally, any taxes collected from customers and remitted to governmental authorities (i.e. VAT, sales, taxes or excise) are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income.

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

The Company and its subsidiaries record allowances for doubtful accounts on a case-by-case assessment of balances not cover by credit insurance. In addition, the Company considers its historical experience with write-offs, which has not been significant.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 2 – Summary of significant accounting policies, continued

y)	Convenience translation to US dollars

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2008 closing exchange of Ch$636.45 per USD1. This translation should not be construed as a representation that the Chilean peso amounts actually represent or have been, or could be, converted into US dollars at this or any other rate.

z)	Impairment of long-lived assets and goodwill

The Company reviews long-lived assets (property, plant and equipment and amortizable intangibles to be held and used) for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated total undiscounted future cash flows directly associated with the asset are compared to the asset’s carrying amount. If this comparison indicates that there is an impairment, the amount of the impairment is calculated by comparing the carrying value to fair value.

Goodwill is periodically reviewed for impairment whenever events or changes occur that indicate the carrying value of the business, or assets to which they relate, may not be recoverable. As such, events or changes occur, management estimates the future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets and related goodwill. The key variables which management must estimate include sales volume, prices and other economic factors. Significant management judgment is involved in estimating these variables, and they include inherent uncertainties. Management periodically evaluates and updates the estimates based on the conditions that influence these variables. If the assets are considered impaired, they are written down to fair value as appropriate.

No impairment charge has been necessary for years 2006, 2007 and 2008.

aa)	Obligations with the public (Bonds payable)

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

Note 3 – Changes in accounting principles

During the year January 1 through December 31, 2008, there were no changes in the application of accounting principles compared to the prior year.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 4 – Investments in debt and equity securities

There were no marketable securities as of December 31, 2007 and 2008. The Company holds certain equity securities which have been classified as long-term investments; see Note 11.

Note 5 – Short-term receivables

Short-term

Trade accounts receivable:

	As of December 31,

Description	2007		2008

	ThCh$	%	ThCh$	%
Trade accounts receivable – export sales, net	63,651,199	81.75%	91,309,643	88.14%
Trade accounts receivable – domestic sales, net	14,207,581	18.25%	12,286,209	11.86%

Total trade accounts receivable, net	77,858,780	100.00%	103,595,852	100.00%

Notes receivable:

	As of December 31,

Description	2007	2008

	ThCh$	ThCh$
Post-dated checks, net	2,627,873	2,531,333
Notes receivable denominated in foreign currencies	92,276	148,805

Total notes receivable, net	2,720,149	2,680,138

Other accounts receivable:

	As of December 31,

Description	2007	2008

	ThCh$	ThCh$
Receivable from employees	327,641	334,444
Other accounts receivable	508,818	821,819
Accounts receivable for other sales	866,669	568,201
Advance to supplier	927,427	2,532,174

Total other accounts receivable	2,630,555	4,256,638

Maturities of short-term receivables are as follows:

	More than 90 days up to
	Up to 90 Days		1 year		Total

	2007	2008	2007	2008	2007	2008

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivable	68,267,210	91,580,926	10,160,881	12,552,197	78,428,091	104,133,123
Allowance for doubtful accounts					(569,311)	(537,271)

Trade accounts receivable, net					77,858,780	103,595,852
Notes receivable	2,729,348	2,742,841	59,085	—	2,788,433	2,742,841
Allowance for doubtful accounts					(68,284)	(62,703)

Notes receivable, net					2,720,149	2,680,138
Other accounts receivable	3,012,744	4,576,974	—	—	3,012,744	4,576,974
Allowance for doubtful accounts					(382,189)	(320,336)

Other accounts receivable, net					2,630,555	4,256,638

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 6 – Balances and transactions with related parties

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

a)	Notes and accounts receivable:

	As of December 31,

Company	2007	2008

	ThCh$	ThCh$
Soc. AG. Orrego Dos Ltda.	—	1,367
Viña Almaviva S.A.	—	238,788
Comercial Greenvic S.A.	10,610	—

Total	10,610	240,155

b)	Notes and accounts payable:

	As of December 31,

	Short-term	Short-term	Long-term	Long-term

Company	2007	2008	2007	2008

	ThCh$	ThCh$	ThCh$	ThCh$
FRUTICOLA VICONTO S.A.	4,791	343	—	—
VIÑEDOS EMILIANA S.A.	1,286,050	673,489	2,112,594	1,947,240
VIÑA ALMAVIVA S.A.	49,890	—	—	—
COMERCIAL GREENVIC S.A.	—	4,614	—	—
AGRÍCOLA ALTO DE QUITRALMAN LTDA.	12,103	10,700	—	—
INDUSTRIA CORCHERA S.A.	2,703,414	2,867,351	—	—
IMPORTADORA Y COMERCIAL HUASCO S.A.	5,007	41,443	—	—
FORESTAL QUIVOLGO S.A.	6,133	—	—	—
AGRÍCOLA SEXTAFRUT S.A.	10,832	1,345	—	—
AGRÍCOLA GRANADEROS LTDA.	2,152	—	—	—
SOCIEDAD AGRICOLA EL MARCO DOS LTDA.	17,788	4,123	—	—
AGRICOLA LAS PETRAS S.A.	12,446	4,063	—	—
QUINTA DE VILUCO S.A.	20,962	—	—	—
SOCIEDAD AGRICOLA ORREGO DOS LIMITADA	14,002	—	—	—
LOS BOLDOS DE TAPIHUE S.A.	27,005	8,460	—	—
AGRICOLA TRIGAL LIMITADA	220	1	—	—
SOCIEDAD AGRICOLA POPETA LIMITADA	254	335	—	—
MARIA INES FERNANDEZ	18,553	3,007	—	—
OSVALDO SOLAR VARELA	1,558	1,410	—	—

Total	4,193,160	3,620,684	2,112,594	1,947,240

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 6 – Balances and transactions with related parties, continued

C) Transactions:

				12-31-2006		12-31-2007		12-31-2008

					Effect on		Effect on		Effect on
Company	Taxpayer I.D.	Relationship	Transaction description	Amount	earnings (charge) / credit	Amount	earnings (charge) / credit	Amount	earnings (charge) / credit

				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

FRUTÍCOLA VICONTO S.A.	96512190-0	COMMON SHAREHOLDER	PURCHASE OF FIXED ASSETS	—	—	—	—	119,952	—

FRUTÍCOLA VICONTO S.A.	96512190-0	COMMON SHAREHOLDER	PURCHASE OF SERVICES AND OTHERS	85,778	6,862	—	—	6,265	(6,265)

FRUTÍCOLA VICONTO S.A.	96512190-0	COMMON SHAREHOLDER	SALE OF SERVICES AND OTHERS	8,287	8,287	8,760	8,760	9,476	9,476

FRUTÍCOLA VICONTO S.A.	96512190-0	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS AND OTHERS	66,887	—	78,534	—	24,852-	—

VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	SALE OF RAW MATERIALS AND PRODUCTS	16,068	3,196	22,109	4,245	340,039	39,725

VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	SALE OF SERVICES AND OTHER	2,099,842	415,568	1,323,167	1,323,167	1,111,047	1,111,047

VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS AND PRODUCTS	1,127,864	—	1,095,917	—	962,054	—

VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	PURCHASE OF SERVICES AND OTHERS	325,052	(325,052)	286,289	(286,289)	293,597	(293,597)

VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	CESSION OF RIGHTS	1,790,887	—	—	—	190,606	—

VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	PURCHASE OF FIXED ASSETS	—	—	2,498,261	—	—	—

INDUSTRIA CORCHERA S.A.	90950000-1	AFFILIATE	PURCHASE OF RAW MATERIALS	7,110,690	—	8,359,723	—	7,748,794	—

CIA. NAC. DE FZA. ELECTRICA S.A.	90310000-1	COMMON DIRECTOR	PURCHASE OF SERVICES AND OTHERS	248,100	(248,100)	90,771	(90,771)	114,297	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 6 – Balances and transactions with related parties, continued

				12-31-2006		12-31-2007		12-31-2008

					Effect on		Effect on		Effect on
Company	Taxpayer I.D.	Relationship	Transaction description	Amount	earnings (charge) / credit	Amount	earnings (charge) / credit	Amount	earnings (charge) / credit

				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

QUINTA VILUCO S.A.	99581660-1	COMMON DIRECTOR	PURCHASE OF RAW MATERIALS	290,079	—	361,781	—	281,697	—

VIÑA ALMAVIVA S.A.	96824300-4	AFFILIATE	SALE OF RAW MATERIALS AND PRODUCT	104,794	60,972	76,039	35,850	185,398	140,501

QUINTA VILUCO S.A.	99581660-1	COMMON DIRECTOR	PURCHASE OF RAW MATERIALS	—	—	—	—	3,681,290	—

VIÑA ALMAVIVA S.A.	96824300-4	AFFILIATE	SALE OF SERVICES AND OTHER	3,968	3,968	21,247	21,247	16,993	16,993

VIÑA ALMAVIVA S.A.	96824300-4	AFFILIATE	PURCHASE OF RAW MATERIALS AND PRODUCTS	520,404	—	447,043	—	469,075	—

VIÑA ALMAVIVA S.A.	96824300-4	AFFILIATE	PURCHASE OF SERVICES AND OTHER	2,087	(2,087)	2,718	(2,718)	10,921	(10,921)

IMPORTADORA Y COMERCIAL HUASCO S.A.	84990200-8	AFFILIATE	PURCHASE OF MATERIALS AND SPARE-PARTS	100,303	—	124,558	—	151,670	—

AGRÍCOLA ALTO DE QUITRALMAN LTDA.	85201700-7	AFFILIATE	SALE OF ROW MATERIALS AND PRODUCTS	196	—	7,569	—	—	—

AGRÍCOLA ALTO DE QUITRALMAN LTDA.	85201700-7	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS	451,662	—	643,043	—	549,661	—

AGRÍCOLA ALTO DE QUITRALMAN LTDA.	85201700-7	COMMON SHAREHOLDER	PURCHASE OF SERVICES AND OTHER	—	—	4,445	(4,445)	—	—

FORESTAL QUIVOLGO S.A.	2479374-5	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS AND PRODUCTS	158,106	—	229,512	—	485,480	—

FORESTAL QUIVOLGO S.A.	2479374-5	COMMON SHAREHOLDER	PURCHASE OF SERVICES AND OTHER	2,621	(2,621)	1,847	(1,847)	2,530	(2,530)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 6 – Balances and transactions with related parties, continued

				12-31-2006		12-31-2007		12-31-2008

					Effect on		Effect on		Effect on
Company	Taxpayer I.D.	Relationship	Transaction description	Amount	earnings (charge) / credit	Amount	earnings (charge) / credit	Amount	earnings (charge) / credit

				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

COMERCIAL GREENVIC S.A.	78335990-1	COMMON SHAREHOLDER	SALE OF RAW MATERIALS AND PRODUCTS	31,363	4,077	242,343	19,387	355,661	140,501

COMERCIAL GREENVIC S.A.	78335990-1	COMMON SHAREHOLDER	SALES OF SERVICES AND OTHER	60,821	7,906	5	5	—	—

COMERCIAL GREENVIC S.A.	78335990-1	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS	669,069	—	71,493	—	125,693	—

COMERCIAL GREENVIC S.A.	78335990-1	COMMON SHAREHOLDER	PURCHASE OF SERVICES AND OTHER	5,601	(5,601)	4,028	(4,028)	62,386	(62,386)

COMERCIAL GREENVIC S.A.	78335990-1	COMMON SHAREHOLDER	SALE OF FIXED ASSET	—	—	79,660	(81,732)	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 7 – Inventories

Inventories are stated as described in Note 2 h) and are summarized as follows:

	As of December 31,

	2007	2008

	ThCh$	ThCh$
Bottled wine and bulk	73,783,109	91,308,670
In-process wine	4,342,084	6,013,576
Liquors	711,880	774,791
Materials and supplies	13,756,278	15,995,697
Other products	471,173	559,392
In-transit inventories	2,242,203	2,025,047
Allowance for obsolescence	(2,686,119)	(3,323,740)

Total	92,620,608	113,353,433

Note 8 – Income and deferred taxes

a)	Income taxes payable

The detail of consolidated income taxes payable is as follows:

	As of December 31,

	2007	2008

	ThCh$	ThCh$

Provision for income tax	3,657,404	1,705,703
Provision for income tax subsidiaries	2,924,600	4,215,017
Unique article 21 tax	41,882	63,059
Less:
Monthly tax provisional payments	(3,878,546)	(5,279,578)
Other credits	(291,651)	(38,412)

Income taxes payable	2,453,689	665,789

b)          Individual net taxable income for the years ended December 31, 2006, 2007 and 2008 amounted to approximately ThCh$6,902,031, ThCh$21,514,141 and ThCh$10,033,547, respectively.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 8 – Income and deferred taxes, continued

c)          The detail of the balance of net undistributed taxed earnings for which tax credits will be passed through to the shareholders of the Company at December 31, 2007 and 2008 is as follows:

	As of December 31,

Taxed earnings	2007	2008

	ThCh$	ThCh$

Earnings taxed at 17%	68,513,145	62,226,291
Earnings taxed at 16.5%	5,225,193	5,221,852
Earnings taxed at 16%	6,387,652	6,383,568
Earnings taxed at 15%	14,217,481	14,208,390
As per Article No. 17 of the Income Tax Law	3,389,951	3,448,764
Earnings with no pass-through	3,950,817	1,966,339

Balance of taxed earnings	101,684,239	93,455,204

Net undistributed taxed earnings have been accumulated in accordance with tax law since 2001 year and the above table presents the accumulation from that date.

d)          Two of the Company’s subsidiaries, Viña Cono Sur S.A. and Viña Maipo Ltda., have undistributed tax earnings of ThCh$14,724,708 and ThCh$1,890,123, respectively, as of December 31, 2008 (ThCh$7,188,851 and ThCh$3,366,827, respectively, as of December 31, 2007). The subsidiaries Comercial Peumo Ltda. and VCT Internacional S.A. have tax loss carryforwards of ThCh$1,444,000 and ThCh$5,815,000 as of December 31, 2008, respectively (ThCh$4,560,000 and ThCh$7,573,000 as of December 31, 2007, respectively). These tax loss carryforwards have no expiration dates. As of December 31, 2008, the Argentinean and United Kingdom subsidiaries have no tax loss carryforwards.

e)          Recoverable taxes

The detail of recoverable taxes is as follows:

	As of December 31,

	2007	2008

	ThCh$	ThCh$
Value-added tax	5,033,292	6,437,193
Alcoholic beverage duties	551,948	535,543
Income tax receivable	742,572	1,963,719
Other credits	961,416	1,440,450
Provision for non-recoverable taxes	(388,066)	(313,261)

Total	6,901,162	10,063,644

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 8 – Income and deferred taxes, continued

f)          Deferred taxes

Changes in the Chilean Income Tax Law, effective beginning January 1, 2001, required that income tax rates increase gradually from 2001 through 2005 from 15% to 17%. Consequently, deferred tax balances as of December 31, 2006, 2007 and 2008 were calculated based on 17%. The detail of deferred taxes is as follows:

	As of December 31,

	2007				2008

	Deferred tax asset		Deferred tax liability		Deferred tax asset		Deferred tax liability

Temporary differences	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	203,856	—	—	—	236,562	—	—	—
Deferred revenue	4,246	—	—	—	148,433	—	—	—
Allowance for obsolescence	451,948	—	—	—	565,036	—	—	—
Provision for vacations	283,083	—	—	—	236,384	—	—	—
Amortization of intangibles	44,754	—	—	—	—	—	—	—
Financial lease agreements	76,712	—	—	—	47,521	—	—	—
Overhead expenses	—	—	—	3,806,735	—	—	—	5,034,760
Fixed assets depreciation	—	—	—	10,398,252	—	—	—	10,998,080
Staff severance indemnities	—	218,346	—	—	—	273,539	—	—
Other events	24,279	—	65,112	—	—	—	130,035	—
Unrealized gains for inventories	109,713	203,753	—	—	106,927	198,579	—	—
Forwards	1,077	—	—	73,007	—	—	242,392	67,916
Tax loss carryforwards	1,287,707	775,374	—	—	1,900,970	—	—	—
Recoverable tax	64,149	—	—	—	45,773	—	—	—
Inventories	19,040	—	272,532	666,037	25,659	—	189,807	620,784
Expenses related to the issuance of bonds	—	—	—	110,982	—	—	—	104,902
Other provisions	118,006	—	—	—	117,902	—	—	—
Complementary accounts, net of amortization	—	—	—	(2,001,893)	—	—	—	(1,760,791)

Total	2,688,570	1,197,473	337,644	13,053,120	3,431,167	472,118	562,234	15,065,651

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the schedule reversal of deferred tax liabilities (including the impact of available carryforward periods), projected future taxable income (i.e. future market growth, forecasted earnings, etc.) and other tax-planning strategies including the mix of earnings in the jurisdictions in which the Company operates and prudent and feasible tax planning strategies in making this assessment and ultimately determining the need for a valuation allowance. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 8 – Income and deferred taxes, continued

g)          The detail of income tax expense as presented in the consolidated statements of income for the years ended December 31, 2006, 2007 and 2008 is summarized as follows:

	For the years ended December 31,

	2006	2007	2008

	ThCh$	ThCh$	ThCh$
Current tax expense (provision for income taxes)	(3,413,213)	(6,582,004)	(5,920,720)
Tax expense adjustment (prior year)	(109,723)	11,296	(212,182)
Effect of changes in deferred tax assets and liabilities for the year	(1,182,540)	(1,528,839)	(1,978,775)
Tax benefit provided by tax loss	—	20,312	28,022
Effect of amortization of complementary deferred tax asset or liability accounts	(114,098)	(238,779)	(241,102)
Other charges or credits to the account	(180,518)	(574,979)	(776,788)

Total	(5,000,092)	(8,892,993)	(9,101,545)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 9 – Property, plant and equipment

a)          The following is a summary of property, plant and equipment as of December 31, 2007 and 2008:

	2007		2008

	Gross Fixed assets	Accumulated depreciation	Gross Fixed assets	Accumulated depreciation

	ThCh$	ThCh$	ThCh$	ThCh$
Land	50,526,215	—	57,241,321	—

Plantations (*)	52,865,584	(11,299,478)	64,094,050	(13,472,615)
Buildings and facilities (*)	86,881,591	(24,915,963)	94,778,313	(28,536,356)
Wine-storage equipment (*)	44,992,598	(23,857,865)	52,576,288	(24,604,339)

	184,739,773	(60,073,306)	211,448,651	(66,613,310)

Machinery and equipment	61,166,602	(33,119,463)	67,797,247	(37,140,739)
Transportation equipment	2,958,416	(1,970,000)	3,181,267	(2,179,335)

	64,125,018	(35,089,463)	70,978,514	(39,320,074)

Supplies (Containers – shipping and reusable storage)	1,515,137	(1,296,469)	1,662,266	(1,346,987)
Other fixed assets	11,295,251	(8,045,785)	12,445,764	(9,378,238)
Leased fixed assets	3,527,661	(890,986)	3,519,089	(827,909)

	16,338,048	(10,233,239)	17,627,119	(11,553,134)

Revaluation from fixed asset technical appraisal	3,923,591	(1,571,548)	3,826,900	(1,490,966)

	3,923,591	(1,571,548)	3,826,900	(1,490,966)

Net property, plant and equipment	319,652,645	(106,967,556)	361,122,505	(118,977,484)

(*) This balance includes buildings in progress, wine-storage equipment in progress and vineyards developed for a total amount of ThCh$ 23,525,109 in 2007 and ThCh$ 40,624,273 in 2008.

b)          Depreciation for each period presented is as follows:

	For the year ended December 31,

	2006	2007	2008

	ThCh$	ThCh$	ThCh$
Depreciation (selling and administrative expenses)	(1,372,505)	(1,383,101)	(1,523,383)
Depreciation (operating expenses) (*)	(3,674,234)	(4,496,019)	(4,239,365)
Depreciation capitalized to deferred costs (**)	(9,530,283)	(9,392,921)	(12,090,170)

Total	(14,577,022)	(15,272,041)	(17,852,918)

(*)

Depreciation charged to earnings for the years ended December 31, 2006, 2007 and 2008 in addition to depreciation of administrative and selling expenses and depreciation of operating expenses considers depreciation included under cost of sales for an amount of ThCh$7,889,568 in 2006, ThCh$8,375,385 in 2007 and ThCh$8,349,650 in 2008.

(**)	This amount includes depreciation related to the next harvest, barrels and costs of wine processing.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 9 – Property, plant and equipment, continued

c)	The detail of interest capitalized is as follows:

	For the years ended December 31,

	2006	2007	2008

	ThCh$	ThCh$	ThCh$
Vineyards under development	270,769	507,342	750,035
Construction in progress	168,558	144,143	365,438

Total	439,327	651,485	1,115,473

d)

Technical revaluation: in accordance with Circular 1529 of the SVS, the Company recorded the increase in value resulting from a technical appraisal of its principal fixed assets as of December 31, 1979. As of December 31, 2007 and 2008, this higher value consisted of the following restated amounts:

	As of December 31,

	2007		2008

Item	Asset value	Accumulated depreciation	Asset value	Accumulated depreciation

	ThCh$	ThCh$	ThCh$	ThCh$
Land	2,176,455	—	2,176,455	—
Plantations	294,577	(283,127)	269,758	(262,356)
Buildings and facilities	1,344,716	(1,180,577)	1,281,183	(1,129,106)
Machinery and equipment	107,844	(107,844)	99,504	(99,504)

Total	3,923,591	(1,571,548)	3,826,900	(1,490,966)

e)

Leased assets are accounted for in conformity with Technical Bulletin No. 22 of the Chilean Association of Accountants. Leased assets are located on floor No. 15 at 1602 Tower South of the World Trade Center Building (whose contract stipulates an average interest rate of 5.88%, with 6 installments outstanding as of December 31, 2008), and packing line for which respective agreements provide a rate of 15.78% and 49 installments outstanding as of December 31, 2008. The detail is the following:

	As of December 31,

	2007	2008

	ThCh$	ThCh$
Leased fixed assets	3,527,661	3,519,089
Accumulated depreciation	(890,986)	(827,909)

Total	2,636,675	2,691,180

The Company does not legally own leased assets and therefore it cannot freely dispose of them until it exercises the related purchase option.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 9 – Property, plant and equipment, continued

f)	Operating leases:

The Company has entered into long-term lease agreements for land where it has developed vineyards for wine production. These agreements are expressed in US dollars and/or UF and are restated each year in consideration of changes in these monetary units in accordance with each related agreement. As of December 31, 2008, future minimum payments related to these operating lease agreements are as follows:

2008

ThCh$

2009	903,070
2010	410,366
2011	410,366
2012	413,703
2013 and thereafter	2,236,099

Total	4,373,604

g)	Investments in computer programs:

There were no significant investments in computer programs during 2007 and 2008.

Note 10 - Investments in related companies

Significant Events

Investments in related companies and the related direct participation in equity of investees, as well as the recognition of unrealized gains and losses related to purchase and sale transactions between related companies, as of the closing dates of the respective periods are detailed in the attached chart.

a.

Accrued equity participation in income of Industria Corchera S.A. recognized for the year ended December 31, 2008, is modified by a decrease in unrealized loss for ThCh$38,265. This increased accrued income for the period. In 2007, unrealized gain for the period amounted to ThCh$19,848; those amounts are shown netted against net income for that period.

At December 31, 2008, accumulated unrealized gain amounts to ThCh$62,021 (ThCh$36,954 in 2007) and is shown netted against inventory acquired from this affiliated company. Also, during the year 2008, the Company received dividends from Industria Corchera S.A. of ThCh$145,711 (ThCh$1,298,163 during 2007).

b.

The investment in Viña Almaviva S.A. is reduced by 50% of the unrealized gain generated in the sale of land in 2001 to Viña Almaviva S.A. given that this is an unrealized gain for the Company. The amount of the decrease is ThCh$642,190 (ThCh$642,190 in 2007). The realization of this gain will be formalized when this land is transferred to a third party outside the Company’s Group.

The accrued income of Viña Almaviva S.A., recognized for the year ended December 31, 2008, is modified by the decrease in unrealized loss generated in 2008 for an amount of ThCh$16,091. This increased accrued income for the period. In 2007, unrealized gain for the period amounted to ThCh$25,336, those amounts are netted against net income for that period.

At December 31, 2008, accumulated unrealized gain amounts to ThCh$42,043 (ThCh$4,114 in 2007) and is netted against the balance of inventory acquired from this affiliated company.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 10 – Investments in related companies, continued

Detail of investments

Company	Ownership percentage			Equity of investee		Income			Unrealized Gain		Equity Method value

Year ended December 31,	2006	2007	2008	2007	2008	2006	2007	2008	2007	2008	2007	2008

	%	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Industria Corchera S.A.	49.84	49.84	49.96	7,285,782	7,642,471	354,252	403,381	331,198	—	—	3,641,828	3,821,001

Viña Almaviva S.A.	50.00	50.00	50.00	9,465,908	9,838,874	279,438	244,761	186,483	642,190	642,190	4,090,765	4,277,247

						633,690	648 ,142	517,681	642,190	642,190	7,732,594	8,098,248

Note 11 – Investments in other companies

2007 and 2008:

a)	In July 2008, the Company acquired 2 shares of Vinexpo for Ch$2,426.

b)

In March 2007, the Company acquired 1,000 shares of Sociedad Agrícola la Rosa Sofruco S.A. for ThCh$1,840. In September 2007, the Company sold 78,899 shares of Compañía Agropecuaria Copeval S.A. The sale of these shares generated income for Viña Concha y Toro S.A. of ThCh$75,446, which is presented under Non-operating income.

Detail of investments

			Book Value December 31,

Company	Number of shares	Ownership Percentage	2007	2008

			ThCh$	ThCh$
Sociedad Agrícola La Rosa Sofruco S.A.	253,119	2.3010	327,084	327,084
Cía. General de Electricidad Industrial S.A.	13,483	0.0000	9,705	9,706
Cámara de Comercio de Santiago	1	0.0000	1,732	1,732
Termas de Puyehue S.A.	2,000	0.0000	143	143
Unión El Golf S.A.	3	0.0000	23,822	23,822
Compañía de Telecomunicaciones de Chile S.A.	463	0.0000	495	495
Vinexpo	2	0.0000	—	2,426

Total			362,981	365,408

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 12 – Goodwill

The detail of goodwill is as follows:

	For the year ended December 31,			As of December 31,

	amortization			net balance

Company	2007	2008	2006	2007	2008

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Industria Corchera S.A.	85,863	85,863	1,194,927	1,109,065	1,023,201

Total	85,863	85,863	1,194,927	1,109,065	1,023,201

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 13 – Intangibles

Intangible assets are as follows:

	As of December 31,

	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

	2007		2008

	ThCh$	ThCh$	ThCh$	ThCh$
Water rights	3,379,178	(209,795)	4,930,628	(330,915)
Industrial trademarks	2,124,564	(534,236)	2,449,482	(684,553)
Easement rights	14,738	(939)	19,733	(1,306)
Other	1,429	(1,429)	1,312	(1,312)

Total	5,519,909	(746,398)	7,401,155	(1,018,086)

The amortization of intangible assets was ThCh$127,739 in 2006, ThCh$226,810 in 2007 and ThCh$332,687 in 2008.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 14 – Other assets

The composition of other assets is as follows:

Other Assets	2007 ThCh$	2008 ThCh$

Prepaid rent	2,237,404	2,583,878
Deferred expenses bonds series C	652,840	617,069
Guarantees leases	13,858	14,367
Prepaid community property rights	12,333	28,697

TOTAL	2, 916,435	3,244,011

The deferred expenses for the issuance of the series C bonds are amortized using the straight-line method (which approximates the effective-interest method) over the life of the bonds.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 15 – Short-term bank debt

Registration No.	Bank or financial institution	US dollars		Euros		Other foreign currencies		UF		Non adjustable Ch$		Total

		2007 ThCh$	2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$	2008 ThCh$

	Short-term portion
97.951.000-4	BANCO ITAU	—	—	—	—	—	—	—	3,420,980	—	3,144,950	—	6,565,930
97.004.000-5	BANCO DE CHILE	—	4,537,357	2,375,626	2,138,599	1,079,636	—	—	3,817,570	—	1,068,941	3,455,262	11,562,465
97.039.000-6	BANCO SANTANDER	—	10,346,812	—	—	—	—	—	—	—	—	—	10,346,812
97.008.000-7	BANCO CITIBANK	—	—	—	—	—	167	—	—	—	—	—	167
97.032.000-8	BANCO BBVA	—	—	—	332,657	—	—	—	—	—	2,101,089	—	2,433,746
97.080.000-K	BANCO BICE	—	—	—	—	—	—	—	—	—	3,448,104	—	3,448,104
97.023.000-9	CORPBANCA	1,643,205	—	—	—	—	—	—	—	1,968,252	9,703,236	3,611,457	9,703,236
Foreign Bank	BANCO RIO	—	—	—	—	344,416	429,417	—	—	—	—	344,416	429,417
Foreign Bank	BANCO FRANCES	—	749,726	—	—	140,555	264,547	—	—	—	—	140,555	1,014,273
Foreign Bank	BANCO REGIONAL	—	—	—	—	773,080	1,094,383	—	—	—	—	773,080	1,094,383
Foreign Bank	BANCO NACIÓN	—	7,840,214	—	—	239,642	265,134	—	—	—	—	239,642	8,105,348
Foreign Bank	BNL HEXADON BANC	—	—	—	—	—	48,073	—	—	—	—	—	48,073
Foreign Bank	STANDARD BANK	—	280,894	—	—	—	89,325	—	—	—	—	—	370,219
Foreign Bank	BANCO CREDICOOP	—	3,873,421	—	—	73,884	128,252	—	—	—	—	73,884	4,001,673
97.951.000-4	HSBC BANK	—	—	—	—	145,681	—	—	—	—	—	145,681	—
	OTHER	—	—	—	—	—	82	—	—	—	—	—	82

	Total	1,643,205	27,628,424	2,375,626	2,471,254	2,796,894	2,319,380	—	7,238,550	1.968,252	19,466,320	8,783,977	59,123,928

	Principal owed	1,623,340	27,045,949	2,319,525	2,385,539	2,794,746	2,319,380	—	7,122,253	1,938,420	18,651,917	8,676,031	57,525,038

	Weighted-average interest rate	5.44%	7.55%	3.41%	6.09%	6.52%	28.41%	—	2.57%	6.84%	8.53%	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 15 – Short-term bank debt, continued

Registration No.	Bank or financial institution	US dollars		Euros		Other foreign currencies		UF		Non adjustable Ch$		Total

		2007 ThCh$	2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$	2008 ThCh$	2007 ThCh$	2008 ThCh$

	Long-term current portion
97.032.000-8	BANCO BBVA	182,055	—	—	—	—	—	—	—	2,179,421	2,000,580	2,361,476	2,000,580
97.004.000-5	BANCO DE CHILE	—	1,403,578	—	—	—	—	119,072	1,192,166	—	1,345,075	119,072	3,940,819
76.645.030-K	BANCO ITAU	813	—	—	—	—	—	—	—	—	—	813	—
97.039.000-6	BANCO SANTANDER	9,187	2,008	—	—	—	—	—	—	2,819,612	2,543,863	2,828,799	2,545,871
97.008.000-7	BANCO CITIBANK	—	—	—	—	1,8270,017	—	—	—	—	—	1,827,017	—
97.041.000-7	BANKBOSTON	81,523	—	—	—	—	—	—	—	—	—	81,523	—
Foreign Bank	BANCO CITIBANK ARGENTINA	—	—	—	—	—	1,937,911	—	—	—	—	—	1,937,911
Foreign Bank	BANCO SANTANDER RIO	825,058	—	—	—	—	—	—	—	—	—	825,058	—
Foreign Bank	BANCO NACION	3,596,640	—	—	—	—	—	—	—	—	—	3,596,640	—
Foreign Bank	BANCO BNL HEXAGON	1,085,889	—	—	—	—	—	—	—	—	—	1,085,889	—
Foreign Bank	BANCO FRANCES	541,884	—	—	—	173,238	772,386	—	—	—	—	715,122	772,386
Foreign Bank	BANCO CREDICOOP	2,738,773	—	—	—	—	—	—	—	—	—	2,738,773	—

	Total	9,061,822	1,405,586	—	—	2,000,255	2,710,297	119,072	1,192,166	4,999,033	5,889,518	16,180,182	11,197,567

	Principal owed	8,945,828	1,272,900	—	—	1,947,480	2,660,023	—	1,072,629	4,900,500	5,780,000	15,793,808	10,785,852

	Weighted-average interest rate	4.88%	3.96%	—	—	11.07%	12.13%	4.85%	4.85%	5.22%	4.27%	—	—

Percentage of short-term and current portion of long-term bank debt denominated in foreign currency (%)	51.95

Percentage of short-term and current portion of long-term bank debt denominated in local currency (%)	48.05

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 16 – Long-term bank debt

			Years to Maturity					As of December 31, 2008		As of December 31, 2007
Tax registration No.	Bank or financial institution	Currency or adjustment index	1 to 2	2 to 3	3 to 5	5 to 10	More than 10	Total long-term portion at year-end	Weighted average interest rate	Total long- term

97.004.000-5	Banco de Chile	USD	—	1,145,610	4,582,440	—	—	5,728,050	4.36%	—
97.004.000-5	Banco de Chile	UF	4,290,514	3,217,886	—	—	—	7,508,400	4.85%	8,547,631
97.951.000-4	Banco Itau	USD	982,070	—	—	—	—	982,070	5.57%	—
97.039.000-7	Banco Santander	USD	9,610,395	—	—	—	—	9,610,395	3.76%	6,276,913
97.039.000-7	Banco Santander	Ch$	—	—	—	—	—	—	—	2,722,500
97.032.000-8	Banco BBVA	Ch$	—	—	—	—	—	—	—	1,089,000
Foreign bank	Banco Francés	Other currencies	663,545	571,386	—	—	—	1,234,931	15.68%	2,151,651
97.008.000-7	Banco Citibank Argentina	Other currencies	1,904,619	—	—	—	—	1,904,619	11.00%	3,551,288

Total			17,451,143	4,934,882	4,582,440	—	—	26,968,465		24,338,983

Long-term bank debt denominated in foreign currency	72.16%
Long-term bank debt denominated in Chilean pesos and UF	27.84%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 17 – Short and long-term bonds payable

On April 26, 2005, Series C bonds were issued for an amount of UF 2,000,000 at a rate of 3.9% per annum, 100% of the par value was placed.

As of December 31, 2007, the short-term portion includes ThCh$ 348,270, of accrued interest. The long-term portion of ThCh$42,738,153 relates exclusively to the principal of the Series C bonds.

As of December 31, 2008, the short-term portion includes ThCh$ 1,611,528, of accrued interest. The long-term portion of ThCh$41,643,224 relates exclusively to the principal of the Series C bonds.

						FREQUENCY		PAR VALUE

No. OF REGISTRATION OR IDENTIFICATION OF THE INSTRUMENT	SERIES	NOMINAL/PAR AMOUNT	ADJUSTMENT UNIT FOR BONDS	INTEREST RATE	FINAL PERIOD	PAYMENT OF INTEREST	PAYMENT OF PRINCIPAL	ThCh$ 12-31-2008	ThCh$ 12-31-2007	PLACEMENT IN CHILE OR ABROAD

Short and Long-term Bonds Payable
407	C	2,000,000	UF	3.9%	15-04-2026	SEMI-ANNUAL	SEMI-ANNUAL	1,611,528	348,270	Chile

Total short-term portion								1,611,528	348,270

Long-term bonds
407	C	2,000,000	UF	3.9%	15-04-2026	SEMI-ANNUAL	SEMI-ANNUAL	41,643,224	42,738,153	Chile

Total long-term portion								41,643,224	42,738,153

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 18 – Accruals and certain charge-offs

The detail is as follows:

	As of December 31,

Short-term	2007	2008

	ThCh$	ThCh$
Advertising expenses	14,547,782	20,659,543
Employee legal bonus and profit participation	4,122,927	4,229,668
Directors’ compensation	557,092	557,092
Provision for vacation	1,774,866	1,390,493
Provision for reorganization expenses	356,164	196,126
Provision for accrued costs and expenses	1,323,735	2,411,100
Other provisions	952,096	675,170

Total accruals	23,634,662	30,090,062

	As of December 31,

Long-term	2007	2008

	ThCh$	ThCh$
Staff severance indemnities	1,284,797	1,610,162

Total accruals	1,284,797	1,610,162

The most significant direct charge-offs related to inventory detailed as follows:

	For the years ending December 31,

	2006	2007	2008

	ThCh$	ThCh$	ThCh$
Reprocessing	599,651	248,411	1,315,475

As of December 31, 2007 and 2008, there are provisions recorded which are presented as a deduction from the related asset accounts as per the following detail:

	As of December 31,

	2007	2008

	ThCh$	ThCh$
Doubtful accounts	(569,311)	(537,271)
Uncollectible notes	(68,284)	(62,703)
Income taxes recoverable	(389,492)	(313,261)
Sundry debtors	(382,189)	(320,336)
Inventory obsolescence	(2,686,120)	(3,323,740)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 19 – Accrued expenses

Accrued expenses consist of staff severance indemnities and are recorded at the present value of the total liability according to the accrued cost of the benefit considering an interest rate of 5% per annum and an average service-life period of 7.2 years. Changes during each year were as follows:

	2007	2008

	ThCh$	ThCh$

Balance at the beginning of the year	1,095,878	1,179,420
Increase during the year	688,192	521,092
Payments during the year	(499,274)	(90,350)

Provision for staff severance indemnities	1,284,797	1,610,162

Note 20 – Minority interest

The detail of minority interest is as follows:

Taxpayer	Related	December 31, 2007		December 31, 2008

I.D.	Company	Liability	Income	Liability	Income
		ThCh$	ThCh$	ThCh$	ThCh$

84.712.500-4	VIÑA PALO ALTO LIMITADA	17,607	(9,511)	7	(24)

	Total	17,607	(9,511)	7	(24)

Note 21 – Shareholders’ equity

The Company’s paid -in capital as of December 31, 2007 and 2008 is as follows:

Number of shares

Series	No. of subscribed shares	No. of paid shares	No. of voting right shares

Single	719,170,735	719,170,735	719,170,735

Paid in Capital and Par Value

Series	Subscribed capital	Paid-in capital

Single	53,411,360	53,411,360

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 21 – Shareholders’ equity, continued

a) Other Reserves

Other reserves consist of the following:

	As of December 31,

	2007	2008

	ThCh$	ThCh$

Additional paid in capital price-level restatement	2,179,755	2,179,755
Revaluation from fixed asset technical appraisal	4,954,807	4,954,807
Adjustment to property, plant and equipment value	1,308,865	1,308,865
Revaluation from fixed asset technical appraisal in subsidiaries	626,388	626,388
Revaluation of inventory (1973)	863,111	863,111
Revaluation of marketable securities (1980)	667,642	667,642
Cumulative translation adjustment	(2,044,700)	(2,044,700)

Total other reserves	8,555,868	8,555,868

b) Cumulative translation adjustment

This account relates to the effects of the foreign exchange gains or losses between the Chilean peso and the US dollar on the price-level restated foreign investment measured in US dollars, in accordance with Technical Bulletin No. 64 issued by the Chilean Association of Accountants. The detail of the adjustment by subsidiary is included below:

2007

Company	Opening Balance	Exchange Difference Investment	Exchange Difference Liability	Balance as of December 31, 2007

Trivento Bodegas y Viñedos	(1,965,900)	(1,158,481)	1,079,682	(2,044,700)

Total	(1,965,900)	(1,158,481)	1,079,682	(2,044,700)

2008

Company	Opening Balance	Exchange Difference Investment	Exchange Difference Liability	Balance as of December 31, 2008

Trivento Bodegas y Viñedos	(2,044,700)	2,265,616	(2,265,616)	(2,044,700)

Total	(2,044,700)	2,265,616	(2,265,616)	(2,044,700)

c) Dividends

The Company’s dividend policy proposed by the Board of Directors for 2008 consists of the distribution of up to 40% of net income for the year divided into three provisional dividends payable in September 2008, December 2008 and March 2009 and the payment of a final dividend in May 2009.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 21 – Shareholders’ equity, continued

Dividends approved and paid as of December 31, 2007 and 2008 (on historical basis) are detailed as follows:

2007

Dividend No.	Amount ThCh$	Month of payment	Type of dividend

229	1,797,927	December 2007	Provisional
228	1,797,927	September 2007	Provisional
227	1,078,756	May 2007	Final
226	1,797,927	March 2007	Provisional

2008

Dividend No.	Amount ThCh$	Month of payment	Type of dividend

233	1,797,927	December 2008	Provisional
232	1,797,927	September 2008	Provisional
231	8,234,505	May 2008	Final
230	1,797,927	March 2008	Provisional

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

d) Capital increase

The board meeting held on December 18, 2008 unanimously resolved to issue 28.000.000 (twenty-eight million) common shares of the same existing series, nominative and with no par value, corresponding to a capital increase of the Company of approximately Ch$30,000,000,000 (thirty thousand million pesos) approved at the Shareholders Extraordinary Meeting celebrated on December 18, 2008.

Likewise, all agreements necessary for implementing the issue and placement of the shares, including the registration of the shares in the “Registro Nacional de Valores” of the Superintendency of Securities and Insurance (SVS) were adopted.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 22 – Other non-operating income and expenses

The detail is as follows:

Other non-operating income

	For the year ended December 31

	2006	2007	2008

	ThCh$	ThCh$	ThCh$

Gain from land expropriation	60,551	—	667,381
Third parties compensation	9,699	102,645	80,965
Gain on sale of fixed assets	37,290	95,823	52,740
Sale of other products	39,281	33,883	45,984
Administrative services	16,811	17,519	18,884
Dividends received	13,692	4,947	11,066
Gain on sale of shares	—	75,446	2,357
Leasing	2,731	2,143	—
Reimbursement of taxes in wine exhibition	21,048	—	—
Other	161,819	92,252	71,134

Total	362,922	424,658	950,511

Other non-operating expenses

	For the year ended December 31,

	2006	2007	2008

	ThCh$	ThCh$	ThCh$

Argentinean Competitiveness Law	221,975	325,675	330,028
Other expenses	50,083	202,361	162,144
Disposals of PP&E	108,038	566,181	158,853
Loss of VAT	44,845	37,073	88,097
Prior year expenses	6,881	—	67,630
Loss on sale of fixed asset	—	22,084	25,315
Miscellaneous expenses	—	9,874	559
Amortization of intangible assets	8,627	9,206	—

Total	440,449	1,172,454	832,626

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 23 – Price-level restatement

		Year ended December 31,

Assets (Charges) / Credits	Restatement index	2006	2007	2008

		ThCh$	ThCh$	ThCh$

Inventories	CPI	1,163,201	4,358,909	6,421,701
Property, plant and equipment	CPI	3,494,429	13,586,537	17,824,999
Investment in related companies	CPI	321,183	567,567	624,481
Account receivable	UF	708	6,847	10,484
Other account receivable	UF	126,559	335,948	244,315
Recoverable taxes	CPI	4,344	36,067	56,463
Prepaid expenses	UF	35	—	(1,767)
Prepaid expenses	CPI	131,063	459,028	618,587
Other long-term assets	CPI	15,273	49,106	56,324
Other non-monetary assets	UF	27,504	61,645	118,606
Cost and expense accounts	CPI	2,419,572	15,932,695	15,960,109

Total credits		7,703,871	35,394,349	41,934,302

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 23 – Price-level restatement, continued

		Year ended December 31,

Liabilities (Charges) / Credits	Restatement index	2006	2007	2008

Shareholders’ equity	CPI	(4,009,732)	(14,206,936)	(18,854,053)
Minority interest	CPI	(234)	(919)	(15)
Bank and financial institution liabilities	CPI	(361,450)	(354,109)	(876,511)
Current portion of long-term bank liabilities	UF	(8,965)	(5,735)	(9,831)
Bonds payable	UF	(7,251)	(22,693)	(56,358)
Long-term obligations with maturity within one year	UF	(7,687)	(19,479)	(27,160)
Accounts payable	UF	(173,162)	(209,075)	(202,043)
Notes payable	UF	(137)	(7,112)	(49,997)
Other accounts payable	UF	(4,028)	(137,806)	(69,658)
Accrued expenses	UF	(199)	(639)	(137,138)
Long-term bank and financial institution liabilities	UF	(169,153)	(560,302)	(649,313)
Bonds payable long-term	UF	(845,774)	(2,801,518)	(3,632,512)
Other long-term accounts payable	CPI	(7,509)	(125,994)	(156,898)
Income accounts	CPI	(2,536,511)	(17,847,038)	(17,807,999)

Total charges		(8,123,461)	(36,299,355)	(42,529,486)

Net loss from price-level restatement		(419,590)	(905,006)	(595,184)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 24 – Foreign exchange differences

The following represents the detail of foreign exchange gains and losses recognized in income for each of the respective years for accounts denominated in foreign currencies:

		Year ended December 31,

Assets (Charges) / Credits		2006	2007	2008

Cash	CAD	(6,177)	(3,431)	(15,093)
Cash	EUR	37,944	1,631	52,272
Cash	GBP	(50,826)	(105,633)	(7,839)
Cash	US$	(26,491)	(16,198)	12,833
Time deposits	US$	(405)	4,969	(14,380)
Trade accounts receivable	CAD	39,178	234,450	149,930
Trade accounts receivable	EUR	1,071,739	431,861	3,082,175
Trade accounts receivable	US$	707,334	(1,653,423)	8,992,961
Trade accounts receivable	GBP	458,515	1,301	68,413
Other accounts receivable	CAD	705	1,974	8,119
Other accounts receivable	EUR	6,359	74,391	76,281
Other accounts receivable	US$	22,345	8,790	(114,589)
Accounts receivable from related companies	CAD	(411)	(759)	66
Accounts receivable from related companies	EUR	(1742)	281	8,237
Accounts receivable from related companies	US$	474,473	(15,297)	477,303
Accounts receivable from related companies	GBP	1,011,154	(14,401)	(1,028,673)
Accounts receivable from related companies	ARS	—	132	213
Accounts receivable from related companies	SEK	—	—	(709)
Prepaid expenses	US$	10,273	(12,366)	30,110
Fixed assets	US$	(428)	50,787	52,040
Other current assets	US$	(288,426)	457,182	(11,184,790)
Other current assets	CAD	(144,771)	(328,384)	983,631
Other current assets	EUR	(99,995)	(721,660)	(1,038,527)
Other current assets	GBP	(785,336)	1,711,701	6,414,319
Other assets long-term	US$	27,727	69,344	98,019

Total (charges) credits		(2,462,738)	174,640	7,013,456

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 24 – Foreign exchange differences, continued

		Year ended December 31,

Liabilities (Charges) / Credits	Currency	2006	2007	2008

		ThCh$	ThCh$	ThCh$
Bank debt	EUR	(278,933)	(64,794)	(646,667)
Bank debt	USD	(359,930)	335,057	(4,704,658)
Bank debt	GBP	(180,151)	57,446	5,742
Long-term bank debt, short-term portion	EUR	(181,645)	(28,387)	—
Long-term bank debt, short-term portion	US$	(343,441)	682,771	(3,552,704)
Long-term bank debt, short-term portion	GBP	(109,765)	(1,251)	—
Long-term obligations with maturity within one year	USD	34	—	—
Accounts payable	CAD	—	—	(7)
Accounts payable	EUR	(83,417)	(3,191)	(38,941)
Accounts payable	US$	(162,649)	99,476	(1,595,204)
Accounts payable	GBP	110	1,410	(173)
Notes payable	EUR	(23,250)	(150,897)	(336,594)
Notes payable	USD	(18,335)	81,915	(2,924)
Notes payable	GBP	(582)	(1,331)	3,169
Notes payable	SEK	(366)	181	(405)
Accounts payable to related companies	US$	54,372	(7,271)	—
Other accounts payable	US$	(6,179)	3,188	(27,340)
Other accounts payable	GBP	(145)	(75)	481
Other accounts payable	EUR	(254)	(236)	(623)
Accrued expenses	CAD	9	(67,408)	(18,133)
Accrued expenses	EUR	(185)	(63,826)	(833,212)
Accrued expenses	US$	(3,464)	269,597	(1,214,439)
Accrued expenses	GBP	(10,530)	114,183	83,585
Accrued expenses	SEK	—	91	—
Deferred revenues	US$	(680)	26,094	(234,487)
Other current liabilities	CAD	(5,172)	—	—
Other current liabilities	EUR	(243,190)	—	—
Other current liabilities	US$	(131,505)	—	—
Long-term bank debt	EUR	(40,726)	—	—
Long-term bank debt	EUR	(89,643)	—	—
Long-term bank debt	US$	121,124	(156,576)	(2,820,523)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 24 – Foreign exchange differences, continued

		Year ended December 31,

Liabilities (Charges) / Credits	Currency	2006	2007	2008

		ThCh$	ThCh$	ThCh$
Long-term accounts payable to related companies	US$	52,345	—	—
Adjustment for financial statement translation	SEK	—	—	(33,129)
Adjustment for financial statement translation	US$	(70,194)	(274,001)	15,688
Adjustment for financial statement translation	GBP	(63,500)	(635,149)	735,568

Total (charges) / credits		2,157,528	217,016	(8,110,522)

Net gains from exchange difference		305,210	391,656	(1,097,066)

Note 25 – Expenses in the issuance and placement of debt certificates

Expenses in the issuance and placement of bonds are presented in other long-term assets, which are amortized using the straight-line method (which approximates the effective-interest method), in accordance with the respective terms of the bonds. This amortization is presented as interest expenses. Capitalized issuance expenses net of amortization, at the end of 2008 amount to ThCh$ 617,069 (ThCh$ 652,840 in 2007). Issuance expenses include disbursements due to reports from risk rating agencies, legal and financial advisories, taxes, printing and placement fees. Amortization for the year ended 2008, 2007 and 2006 was ThCh$35,771, ThCh$37,263 and ThCh$36,088, respectively.

Note 26 – Statement of cash flows

a) Future cash flows contractually committed to investment and operating activities:

			Years to Maturity
	Currency of adjustment index	Short- Term Portion	2010	2011	2012	2013	2014	More than 6 years	Total owed	As of December 31, 2007

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Lease payable	UF	193,993	96,997	—	—	—	—	—	290,990	483,095
Leased farms	UF	258,047	258,047	258,047	261,384	201,855	202,560	1,780,911	3,220,851	3,464,688
Leased farms	USD	645,023	152,319	152,319	152,319	50,773	—	—	1,152,753	1,218,825
Lease payable	ARS	273,120	299,563	350,411	388,694	—	—	—	1,311,788	1,444,310
Payables for additions to fixed assets	EUR	—	—	—	—	—	—	—	—	241,728
Payables for additions to fixed assets	USD	—	—	—	—	—	—	—	—	38,860
Payables for additions to fixed assets	CH$	2,527,786	—	—	—	—	—	—	2,527,786	1,745,689
Payables for additions to fixed assets	UF	3,337,593	—	—	—	—	—	—	3,337,593	6,615,639

Total		7,235,562	806,926	760,777	802,397	252,628	202,560	1,780,911	11,841,761	15,252,834

For years 2007 and 2008, there were no other investing activities which commit future cash flows.

b) Non-cash transaction:

The additions of assets under capital leases in year 2008 amounted to TCh$ 0(TCh$ 1,622,450 in 2007). No additions took place in 2006.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 27 – Derivative contracts

Derivative Contracts

			Description of the contract					Contract value at December 31, 2008 forward exchange rate	Accounts affected Value of Asset / liabilities

							Contract value at December 31, 2008 at spot rate			Mark to market adjustment
Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/				Account Name		Amount (1)	Amount (2)

					Sales	Hedged Item

S	CCPE	3,576,800	2nd. Quarter of 2009	USD	C	Debt due USD	4,418,040	4,777,698	Other current assets	920,007	841,240	78,767
S	CCPE	2,484,000	3rd. Quarter of 2009	USD	C	Debt due USD	3,155,699	3,185,454	Other current assets	701,454	671,699	29,755
S	CCPE	4,661,190	3rd. Quarter of 2010	USD	C	Debt due USD	4,649,123	4,458,032	Other current liabilities	203,158	(12,067)	(191,091)
FR	CCPE	33,114,976	1st. Quarter of 2009	USD	V	Export customers	34,049,926	34,363,209	Other current liabilities	1,248,233	(105,480)	(1,142,753)
FR	CCPE	1,897,547	1st. Quarter of 2009	CAD	V	Export customers	1,878,192	1,890,967	Other current assets	6,580	13,406	(6,826)
FR	CCPE	8,581,007	1st. Quarter of 2009	EUR	V	Export customers	8,963,923	9,379,633	Other current liabilities	798,626	(643,815)	(154,811)
FR	CCPE	14,757,730	1st. Quarter of 2009	GBP	V	Export customers	12,543,568	12,611,495	Other current assets	2,146,235	1,211,090	935,145
FR	CCTE	12,126,369	2nd. Quarter of 2009	USD	V	Export customers	12,614,743	12,916,598	Other current liabilities	790,229	—	(790,229)
FR	CCTE	1,562,718	2nd. Quarter of 2009	CAD	V	Export customers	1,356,472	1,372,332	Other current assets	190,386	—	190,386
FR	CCTE	9,785,153	2nd. Quarter of 2009	EUR	V	Export customers	9,812,525	10,420,592	Other current liabilities	635,440-	—	(635,440)
FR	CCTE	6,773,613	2nd. Quarter of 2009	GBP	V	Export customers	5,693,274	5,735,410	Other current assets	1,038,203	—	1,038,203
FR	CCTE	12,622,398	3rd. Quarter of 2009	USD	V	Export customers	12,477,348	12,953,506	Other current liabilities	331,108	—	(331,108)
FR	CCTE	919,327	3rd. Quarter of 2009	CAD	V	Export customers	756,494	754,188	Other current liabilities	165,139	—	165,139
FR	CCTE	13,216,669	3rd. Quarter of 2009	EUR	V	Export customers	11,598,069	12,676,251	Other current assets	540,419	—	540,419
FR	CCTE	6,479,600	3rd. Quarter of 2009	GBP	V	Export customers	5,298,418	5,354,497	Other current assets	1,125,102	—	1,125,102
FR	CCTE	28,538,370	4th. Quarter of 2009	USD	V	Export customers	27,430,995	28,755,298	Other current liabilities	216,928	—	(216,928)
FR	CCTE	1,135,636	4th. Quarter of 2009	CAD	V	Export customers	939,096	935,503	Other current assets	200,133	—	200,133
FR	CCTE	8,854,492	4th. Quarter of 2009	EUR	V	Export customers	7,631,722	8,387,343	Other current assets	467,150	—	467,150
FR	CCTE	5,427,858	4th. Quarter of 2009	GBP	V	Export customers	4,058,754	4,078,584	Other current assets	1,349,275	—	1,349,275
FR	CCTE	7,648,942	1st. Quarter of 2010	USD	V	Export customers	7,357,362	7,781,405	Other current liabilities	132,463	—	(132,463)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 27 – Derivative contracts, continued

Derivative Contracts

		Description of the contract						Contract value at December 31, 2008 forward exchange rate	Accounts affected Value of Asset / liabilities
Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/		Contract value at December 31, 2008 at spot rate		Account Name	Mark to market adjustment	Amount (1)	Amount (2)

					Sales	Hedged Item

FR	CCTE	315,985	1st. Quarter of 2010	CAD	V	Export customers	260,860	259,631	Other current assets	56,354	—	56,354
FR	CCTE	6,471,510	1st. Quarter of 2010	EUR	V	Export customers	5,668,612	6,171,602	Other current assets	299,908	—	299,908
FR	CCTE	3,176,523	2nd. Quarter of 2010	USD	V	Export customers	2,997,680	3,209,534	Other current liabilities	33,011	—	(33,011)
FR	CCTE	398,205	2nd. Quarter of 2010	CAD	V	Export customers	328,,684	326,852	Other current assets	71,354	—	71,354
FR	CCTE	7,112,127	2nd. Quarter of 2010	EUR	V	Export customers	6,291,517	6,834,683	Other current assets	277,444	—	277,444
FR	CCTE	4,600,030	3rd.. Quarter of 2010	USD	V	Export customers	4,346,954	4,704,185	Other current liabilities	104,155	—	(104,155)
FR	CCTE	379,284	3rd. Quarter of 2010	CAD	V	Export customers	313,032	311,006	Other current assets	68,278	—	68,278
FR	CCTE	9,194,240	3rd. Quarter of 2010	EUR	V	Export customers	8,322,718	9,024,064	Other current assets	170,175	—	170,175
FR	CCTE	3,988,553	4th. Quarter of 2010	USD	V	Export customers	3,755,055	4,102,763	Other current liabilities	114,210	—	(114,210)
FR	CCTE	474,214	4th. Quarter of 2010	CAD	V	Export customers	391,290	388,452	Other current assets	85,762	—	85,762
FR	CCTE	7,422,348	4th. Quarter of 2010	EUR	V	Export customers	6,568,127	7,151,181	Other current assets	271,167	—	271,167

Note:	FR: Forward
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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 28 – Contingencies and restrictions

1)	Wine contracts: The Company has entered into long-term contracts for the acquisition of grapes and wine, which have different expiration dates, the last of them expiring in 2017.

2)	Restrictions and limits for the issuance of Public Offering Bonds.

Restrictions or limits to which the Company or issuer (herein referred solely in note 28) is subject to are generated by covenants associated with issuances of public offering bonds, detailed as follows:

a)

Maintain assets free of liens or prohibitions for an amount equivalent to at least 1.5 times the total sum of placements of bonds outstanding performed with a charge to the line agreed in the Agreement. This obligation will be required for payment solely at the closing dates of the financial statements.

b)	The issuer is obliged not to sell, concede or transfer essential assets which may pose in danger the continuance of its current social line of business.

c)

Send to the representative of the bondholder, together with the quarterly information indicated in the bond issuance agreement, background information on any reduction of its participation in the capital of its significant subsidiaries, greater than ten percent of this capital, as well as any reduction which implies losing control of this subsidiary within five business days following the transaction date.

d)	Maintain an indebtedness ratio of no greater than one 1.4 times;

e)	Maintain, at all times, during the life of the current bond issuance, a minimum equity of five million UF;

f)

Maintain, at all times, a minimum financial expense coverage ratio of 2.5 times. The financial expense coverage ratio will have to be calculated on the twelve-month period prior to the date of the FECU format report;

g)

Not to make investments in instruments issued by related parties or grant loans to these or make any other operations with them under conditions which are more unfavorable for the issuer compared to market conditions, as established in Article No.89 of the Shareholders’ Corporation Law. Likewise, the issuer shall supervise that its subsidiaries act in conformity with this restriction. For the purpose of this clause, related parties shall be understood as those indicated in Article No.100 of Law No.18,045.

h)

Make provisions for any adverse contingency which may unfavorably affect its businesses, financial situation or its operating results, which will have to be reflected in the issuer’s financial statements, where applicable, in accordance with generally accepted accounting principles in Chile. The issuer will supervise that its subsidiaries act in accordance with this condition;

i)

Contract and maintain insurance policies which reasonably protect the issuer’s operating assets, in accordance with usual practices in the industry where the issuer operates. The issuer will, in turn, supervise that its subsidiaries act in accordance with this condition; and

j)

The issuer and any of its subsidiaries could not make any voluntary prepayments of any existing obligation, should the issuer be in delinquency or simple delay in the full, total and timely payment of bonds which are the subject of this public deed. The information which accredits compliance with matters indicated in letters a) to j) of this number and calculations made which validate its compliance, will have to be subscribed by the issuer’s Chief Financial Officer or its representative and, annually, by its external auditors, where applicable and will have to be sent to the bondholders representative through registered mail or letter with reception stamp within a term of five business days from the occurrence of the event, except in the case in which it refers to information which has to be delivered to the SVS, in which case it will have to be sent in the same term in which it has to be delivered to the SVS. In the event that the information provided to the bondholders representative in conformity with this number two be qualified by the issuer as confidential, this bondholders representative will have to maintain strict confidentiality for this information in respect to third parties.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 28 – Contingencies and restrictions, continued

Causes for acceleration

a)	Should the issuer be in delinquency or simple delay in the payment of any installment related to the bonds’ principal and interest;

b)	Should any declaration performed by the issuer in the instruments granted or subscribed due to the information obligation derived from this agreement, is found to be fraudulently incomplete or false;

c)

Should the issuer breach any of the obligations assumed by virtue of the bond issuance agreement, number two of the clause on “Rules for the Protection of Bondholders” and it has not resolved this breach within thirty days following the date in which it has been required in written for these purposes by the bondholders representative through registered mail;

d)

Should the issuer breach any of the obligations assumed by virtue of the bond issuance agreement, number four of the clause on “Rules for the Protection of Bondholders” and such breach has not been resolved within sixty days following the date in which it has been required in written for these purposes by the bondholders representative through registered mail;

e)	Should the issuer breach any of the obligations assumed by virtue of the seventh clause of the bond issuance agreement and in complementary public deeds which are subscribed there in;

f)

Should the issuer or any of its significant subsidiaries incur in cessation of payments or recognizes in written the impossibility of paying its debt obligations or provides a general cession or abandons its assets for the benefit of its creditors or it requests its own bankruptcy;

g)

Should the issuer or any significant subsidiary fall in delinquency or simple delay related to the payment of any sum of money owed to banks or to any other creditor, from one or more past due obligations or obligations required earlier, which, individually exceeds an amount equivalent to one hundred thousand UF at the date of the respective calculation and the issuer or significant subsidiary, as the case may be, did not resolve this within the period of thirty days following the date of falling in delinquency or simple delay and/or at the date of payment of this obligation it had not been expressly postponed;

h)	Should any obligation of the issuer or any significant subsidiary becomes payable earlier provided that it is not related to prepayment normally foreseen prior to the stipulated expiration date;

i)

Should in the future, the issuer or any subsidiary grant actual guarantees to new bond issuances or any financial loan, money loan operation or other existing loans, except for those specified in the bond issuance agreement;

j)

Should any governmental authority decree any action for the requisition, confiscation, embargo, expropriation, appropriation of, or assumption of the custody or control of the total sum or a significant part of the issuer’s or any significant subsidiary’s assets;

k)

In the event of the issuer’s dissolution or liquidation or in the event of a decrease in the term of its life to a period lower than the final term for the amortization and payment of bonds related to this bond issuance agreement;

l)	Should the issuer or any significant subsidiary be declared in bankruptcy by pursuant to a legal sentence executed; and,

m)

Should the issuer sell, cede or transfer essential assets as defined in the first clause of this bond issuance agreement, except in the event of contributions or transfers of essential assets to subsidiaries, subjet to the prior and written authorization of the bondholders representative.

As of December 31, 2008, the Company meets all the aforementioned covenants.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 28 – Contingencies and restrictions, continued

3)

The Argentine Internal Revenue Service - in Spanish Administración Federal de Ingresos Públicos (“AFIP”) - through Resolution No. 364/08 dated December 16, 2008 questioned the sworn income tax return of the subsidiary, Bodegas y Viñedos Trivento S. A. (Trivento) for the fiscal year 2002 and officially determined the obligation, which, in its opinion, Trivento owes for income tax for that period $1,948,918.44 ARS plus interests for $2,644,682.33 ARS (calculated as of December 12, 2008) and a penalty of $974,459.22 ARS.

The regulating agency based its resolution on the premise that the recognition of a foreign exchange loss derived from loan operations between Trivento and Viña Concha y Toro S.A./VCT Internacional S.A. was not applicable, indicating that the remittance of the respective funds is in fact a capital contribution, not loans.

The Argentine Internal Revenue Service’s Resolution will be reviewed before the Argentine Federal Tax Court (TFN) through an appeal filed in accordance with Article 76 of the Income Tax Law, which will be presented within the legal term.

In the Company’s both Argentinean and Chilean legal advisors’ opinion, Trivento has reasonable and sound bases to sustain that the operation under analysis is in fact a loan and; therefore, it generated foreign currency translation differences recognized in the accounting records of the companies involved. The company believes that this opinion will be finally recognized by the Argentinean courts.

4)

Viña Concha y Toro S. A. has been involved and will probably continue to participate in a usual manner and as plaintiff in certain legal proceedings through which it mainly seeks receiving the amounts claimed which have a total nominal amount of approximately ThCh$350,000.

In a conservative manner, the Company has made provisions to cover possible losses derived from any of these cases.

5)

As of December 31, 2008, there are no other lawsuits or possible legal or off-legal lawsuits, tax matters such as liens of any nature which have actual probability of affecting the financial statements of Viña Concha y Toro S.A.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 28 – Contingencies and restrictions, continued

Direct guarantees

	Debtor		Assets affected		Outstanding balances at financial statement closing date			Guarantee release
Beneficiary	Name	Type of guarantee	Type	Book value	2007 TCh$	2008 TCh$	2009	Assets	2010	Assets	2011	Assets

Bank Santander	Viña Concha y Toro S.A.	Promissory note	Fixed Assets	—	16,880	—	—	—	—	—	—	—
Bank Security	Viña Concha y Toro S.A.	Bill of exchange	Fixed Assets	—	61,831	—	—	—	—	—	—	—
Bank Security	Viña Concha y Toro S.A.	Bill of exchange	Fixed Assets	—	7,079	—	—	—	—	—	—	—
Bank Security	Viña Concha y Toro S.A.	Bill of exchange	Fixed Assets	—	—	3,437	—	—	—	—	—	—
Bank Security	Viña Concha y Toro S.A.	Bill of exchange	Fixed Assets	—	—	4,294	—	—	—	—	—	—
Bank Security	Viña Concha y Toro S.A.	Bill of exchange	Fixed Assets	—	—	15,753	—	—	—	—	—	—
Bank BBVA	Viña Concha y Toro S.A.	Letter of credit	Fixed Assets	—	106,555	—	—	—	—	—	—	—
Bank BBVA	Viña Concha y Toro S.A.	Promissory note	Fixed Assets	—	—	374,686	—	—	—	—	—	—
Bank BBVA	Viña Concha y Toro S.A.	Letter of credit	Fixed Assets	—	363,921	—	—	—	—	—	—	—
Bank Security	Viña Concha y Toro S.A.	Bill of exchange	Fixed Assets	—	—	—	—	—	—	—	—	—
Agricola Siemel Ltda.	Viña Concha y Toro S.A.	Mortgage	Fixed Assets	—	—	1,640,987	—	—	—	—	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 28 – Contingencies and restrictions, continued

Indirect guarantees

	Debtor			Assets Affected		Outstanding balances at financial statement’s closing date		Guarantee release
Beneficiary	Name	Relationship	Type of guarantee	Type	Book value	2007 TCh$	2008 TCh$	2008 TCh$	2009 TCh$	2010 TCh$	2011 TCh$

Banco Santander Santiago	Concha y Toro UK Ltd.	Subsidiary	Debt Banks	—	—	1,869,444	2,020,194	—	—	—	—

Banco BBVA Hexagon	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	1,082,226	—	—	—	—	—

Banco BBVA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	—	1,272,900	—	—	—	—

Banco BBVA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	541,113	636,450	—	—	—	—

Banco BBVA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	—	3,341,363	—	—	—	—

Banco BBVA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	—	1,909,350	—	—	—	—

Banco BBVA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	—	1,678,637	—	—	—	—

Banco BBVA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	—	1,598,397	—	—	—	—

Banco BBVA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	—	1,011,956	—	—	—	—

Banco BBVA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	—	3,182,250	—	—	—	—

Banco BBVA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	—	2,020,092	—	—	—	—

Banco BBVA	Viña Concha y Toro S.A.	Parent	Debt Banks	—	—	—	332,657	—	—	—	—

Banco Commerzbank	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	471,228	—	—	—	—	—

Banco Credicoop	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	2,164,453	—	—	—	—	—

Banco de la Nacion Argentina	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	1,705,047	—	—	—	—	—

Banco de la Nacion Argentina	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	1,700,448	—	—	—	—	—

Banco del Estado	Viña Almaviva S.A.	Afíliate	Mortgage	—	—	10,011,041	—	—	—	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 29 – Sureties obtained from third parties

Type of guarantee	Original guarantee operation	Issuer of guarantee	Amount of guarantee ThCh$	Relationship	Person Who grants the guarantee	Currency	Beginning date	Expiration date

Check	Foreign trade fixed fund guarantee	Agencia de aduanas Ricardo Fuenzalida Polanco y Cía Ltda.	10,000	Supplier	Agencia de aduanas Ricardo Fuenzalida Polanco y Cía Ltda.	Ch$	1/02/2008	12/31/2009

Mortgage	Lease agreement	José Canepa y Cía Limitada	3,305,400	Real estate lessor	José Canepa y Cía Limitada	UF- US$	3/12/2007	3/11/2009

Certificate of deposit	Foreign trade fixed fund guarantee	Banco Security	4,000	Supplier	Agencia de Aduanas Stein	Ch$	6/23/2008	6/23/2009

Certificate of deposit	Building of pinot noir warehouse and offices, Viña Cono Sur Chimbarongo	Banco Santander Santiago	21,453	Supplier	Empresa. Constructora GHG S.A	UF	8/07/2008	4/30/2009

Certificate of deposit	Building of pinot noir warehouse and offices, Viña Cono Sur Chimbarongo	Banco Santander Santiago	21,453	Supplier	Empresa. Constructora GHG S.A	UF	8/07/2008	4/30/2009

Certificate of deposit	Building of pinot noir warehouse and offices, Viña Cono Sur Chimbarongo	Banco Santander Santiago	21,453	Supplier	Empresa. Constructora GHG S.A	UF	8/07/2008	4/30/2009

Certificate of deposit	Refrigeration-heating system of water nets and pinot noir wine warehouse	Banco de Chile	30,900	Supplier	Montajes Industriales Giglio S.A	Ch$	8/21/2008	3/31/2009

Certificate of deposit	Production and assembly of metallic structure for Lourdes warehouse, 2008	Banco de Chile	46,000	Supplier	Esmetal Metalúrgica Ltda.	Ch$	8/11/2008	3/30/2009

Certificate of deposit	Building and assembly of fermentation and reserve ponds for Lourdes warehouse, 2008	Cía Seguros Crédito Continental S.A.	376,100	Supplier	Tpi Chile S.A	UF	8/11/2008	12/30/2008

Certificate of deposit	Refrigeration-heating system, Lourdes warehouse, 2008	Cía Seguros Crédito Continental S.A.	100,484	Supplier	Montajes Industriales Giglio S.A	UF	8/27/2008	2/01/2009

Certificate of deposit	Building and assembly of covers, insulation and coating for Lourdes warehouse, 2008	Banco de Chile	63,474	Supplier	Represent, y montajes industriales	Ch$	9/01/2008	1/30/2009

Certificate of deposit	Building of civil works, Lourdes warehouse, 2008	Banco de Chile	39,183	Supplier	Ing. y construc. Quezada y Boetsch	Ch$	9/11/2008	1/02/2009

Certificate of deposit	Building of civil works, Lourdes warehouse, 2008	Banco de Chile	39,183	Supplier	Ing. y construc. Quezada y Boetsch	Ch$	9/11/2008	2/02/2009

Certificate of deposit	Building of civil works, Lourdes warehouse, 2008	Banco de Chile	39,183	Supplier	Ing. y construc. Quezada y Boetsch	Ch$	9/11/2008	3/02/2009

Certificate of deposit	Building of civil works, Lourdes warehouse, 2008	Banco de Chile	39,183	Supplier	Ing. y construc. Quezada y Boetsch	Ch$	9/11/2008	4/01/2009

Guarantees for storage advance	Building of premium warehouse	Alba caucion	10,841,952	Supplier of work contract	Agrimetal S.R.L.	ARS	10/24/2007	Up to the extinction of the payee’s obligations

Guarantees for storage advance	Building of premium warehouse	Alba caucion	151,786,597	Supplier of work contract	Agrimetal S.R.L.	ARS	10/24/2007	Up to the extinction of the payee’s obligations

Guarantees for distribution fund substitution	Extension work	Alba caucion	506,414	Supplier of work contract	Machines & trucks Argentina S.A.	ARS	10/12/2007	Up to the extinction of the payee’s obligations

Guarantees for distribution fund substitution	Extension work	Alba caucion	3,717,509	Supplier of work contract	Agrimetal S.R.L.	ARS	9/07/2007	Up to the extinction of the payee’s obligations

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 29 – Sureties obtained from third parties, continued

Type of guarantee	Original guarantee operation	Issuer of guarantee	Amount of guarantee ThCh$	Relationship	Person Who grants the guarantee	Currency	Beginning date	Expiration date

Guarantees for distribution fund substitution	Extension work	Alba caucion	635,897	Supplier of work contract	Machines & trucks Argentina S.A.	ARS	05/11/2007	Up to the extinction of the payee’s obligations
Guarantees for distribution fund substitution	Extension work	Alba caucion	1,271,794	Supplier of work contract	Machines & trucks Argentina S.A.	ARS	05/11/2007	Up to the extinction of the payee’s obligations

		Total	172,917,614

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 30 – Foreign and Domestic Currency

The following tables include the Company’s asset and liability accounts broken out by their currency denominations:

	Amount Currency	12-31-2007	12-31-2008

		ThCh$	ThCh$
Current Assets
Cash	Ch$	1,059,763	1,478,299
Cash	US$	38	1,264,730
Cash	CAD	—	86,389
Cash	EUR	763,475	242,121
Cash	GBP	669,893	669,730
Cash	ARS	450,082	8,742
Cash	REAL	—	149,041
Cash	NOK	—	18,192
Cash	SEK	—	32,620
Trade accounts receivable	Ch$	12,756,544	12,625,210
Trade accounts receivable	US$	28,501,939	40,761,570
Trade accounts receivable	CAD	2,432,993	2,909,589
Trade accounts receivable	EUR	12,245,512	15,819,522
Trade accounts receivable	GBP	16,713,620	28,505,564
Trade accounts receivable	REAL	—	530,119
Trade accounts receivable	ARS	5,208,173	2,444,578
Notes receivable	Ch$	2,204,163	2,490,976
Notes receivable	ARS	475,784	148,805
Notes receivable	EUR	2	—
Notes receivable	UF	—	40,356
Notes receivable	REAL	40,199	—
Other accounts receivable	Ch$	2,133,042	3,297,034
Other accounts receivable	US$	25,741	16,974
Other accounts receivable	EUR	181,349	556,992

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 30 – Foreign and domestic currency, continued

	Amount Currency	12-31-2007	12-31-2008

		ThCh$	ThCh$
Current assets
Other accounts receivable	CAD	20,335	26,792
Other accounts receivable	UF	153,240	91,247
Other accounts receivable	GBP	28,661	25,127
Other accounts receivable	REAL	—	14
Other accounts receivable	ARS	88,187	242,458
Accounts receivable from related companies	Ch$	10,610	240,155
Recoverable taxes	Ch$	1,690,610	3,525,819
Recoverable taxes	US$	1,053,332	897,564
Recoverable taxes	UF	53,041	—
Recoverable taxes	GBP	863,697	1,622,498
Recoverable taxes	ARS	3,238,116	4,013,334
Recoverable taxes	SEK	—	4,429
Recoverable taxes	EUR	2,365	—
Inventories	Ch$	86,440,394	99,870,326
Inventories	EUR	—	303,981
Inventories	SEK	—	541,027
Inventories	ARS	6,180,213	8,448,766
Inventories	REAL	—	358,379
Inventories	GBP	—	3,830,954
Prepaid expenses	Ch$	6,253,299	8,967,107
Prepaid expenses	US$	378,059	139,940
Prepaid expenses	UF	3,355,606	2,848,523
Prepaid expenses	SEK	—	3,155
Prepaid expenses	ARS	929,365	1,619,100
Deferred taxes	Ch$	2,299,882	2,101,916
Deferred taxes	ARS	—	767,017
Deferred taxes	US$	51,044	—
Other current assets	Ch$	431,368	1,821,931
Other current assets	ARS	—	135,916
Other current assets	UF	—	13,828

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 30 – Foreign and domestic currency, continued

	Amount Currency	12-31-2007	12-31-2008

		ThCh$	ThCh$
Noncurrent assets
Property, plant and equipment
Net property, plant and equipment	Ch$	192,522,996	214,633,594
Net property, plant and equipment	US$	20,162,093	27,438,358
Net property, plant and equipment	REAL	—	25,395
Net property, plant and equipment	GBP	—	47,680
Other assets
Other assets	Ch$	14,553,181	16,285,793
Other assets	UF	2,237,404	2,698,239
Other assets	SEK	—	2,356
Other assets	ARS	104,001	127,549
Total assets	Ch$	322,355,852	367,338,160
	US$	50,172,246	70,519,131
	CAD	2,453,328	3,022,770
	EUR	13,192,703	16,922,616
	GBP	24,456,084	34,701,253
	ARS	10,493,708	17,956,265
	REAL	40,199	1,062,948
	NOK	—	18,192
	SEK	—	583,587
	UF	5,799,291	5,692,193

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 30 – Foreign and domestic currency, continued

		Current liabilities

		UP TO 90 DAYS				91 DAYS TO 1 YEAR

		12-31-2007		12-31-2008		12-31-2007		12-31-2008

Current liabilities	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate

Short-term bank debt	US$	—	—	71,917	—	1,968,252	—	19,394,404	8.53%
Short-term bank debt	Ch$	—	—	6,440,508	5.89%	1,643,205	5.37%	21,187,915	4.82%
Short-term bank debt	UF	—	—	—	—	—	—	7,238,550	2.57%
Short-term bank debt	EUR	—	—	265,444	—	2,375,626	4.48%	2,205,810	6.09%
Short-term bank debt	GBP	—	—	—	—	1,079,636	—	—	—
Short-term bank debt	ARS	1,717,257	6.11%	2,319,380	28.41%	—	—	—	—
Current maturities of long-term bank debt	UF	119,072	—	119,537	4.85%	—	—	1,072,629	4.85%
Current maturities of long-term bank debt	Ch$	1,434,557	—	2,294,443	5.22%	3,564,476	5.22%	3,595,075	6.05%
Current maturities of long-term bank debt	ARS	35,090	—	621,359	15.73%	1,965,166	11.75%	2,088,937	11.07%
Current maturities of long-term bank debt	US$	4,170,222	5.10%	96,516	4.36%	4,891,601	5.87%	1,309,071	3.93%
Current maturities of long-term bank debt	UF	57,370	5.75%	46,259	5.88%	—	—	137,422	5.88%
Current maturities of long-term bank debt	EUR	—	—	—	—	334,402	—	—	—
Bonds payable	UF	—	—	—	—	348,270	—	1,611,528	—
Current portion of long-term debt due to banks and financial institutions	ARS	—	—	77,337	15.78%	—	—	195,783	15.78%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 30 – Foreign and domestic currency, continued

		Current liabilities

		UP TO 90 DAYS				91 DAYS TO 1 YEAR

		12-31-2007		12-31-2008		12-31-2007		12-31-2008

Current liabilities	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate

Dividends payable	Ch$	1,969,435	—	1,809,184	—	—	—	—	—
Accounts payable	Ch$	24,691,702	—	29,897,506	—	—	—	—	—
Accounts payable	ARS	1,907,040	—	2,017,160	—	—	—	—	—
Accounts payable	US$	255,439	—	458,251	—	—	—	—	—
Accounts payable	EUR	31,054	—	242,452	—	—	—	—	—
Accounts payable	GBP	3,219,646	—	8,483,077	—	—	—	—	—
Accounts payable	UF	3,332,059	—	3,639,104	—	—	—	—	—
Accounts payable	CAD	35,978	—	64	—	—	—	—	—
Accounts payable	REAL	—	—	900,380	—	—	—	—	—
Notes payable	Ch$	—	—	16,281	—	—	—	—	—
Notes payable	ARS	1,794,479	—	2,710,297	—	—	—	—	—
Notes payable	US$	416,331	—	456,177	—	—	—	—	—
Notes payable	UF	213,431	—	—	—	—	—	—	—
Notes payable	EUR	980,190	—	365,574	—	—	—	—	—
Notes payable	SEK	21,139	—	9,177	—	—	—	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 30 – Foreign and domestic currency, continued

		Current liabilities

		UP TO 90 DAYS				91 DAYS TO 1 YEAR

		12-31-2007		12-31-2008		12-31-2007		12-31-2008

Current liabilities	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average. interest rate	Amount	Annual average interest rate

Notes and accounts payable to related companies	Ch$	4,193,160	—	3,620,684	—	—	—	—	—
Other accounts payable	Ch$	429,352	—	359,535	—	—	—	—	—
Other accounts payable	US$	141,406	—	818,575	—	—	—	—	—
Other accounts payable	CAD	105,715	—	147,709	—	—	—	—	—
Other accounts payable	EUR	449,194	—	761,914	—	—	—	—	—
Other accounts payable	UF	3,077,574	—	291,159	—	—	—	—	—
Other accounts payable	GBP	6,245	—	10,809	—	—	—	—	—
Other accounts payable	NOK	54,017	—	—	—	—	—	—	—
Other accounts payable	SEK	—	—	61	—	—	—	—	—
Accrued expenses	Ch$	9,209,867	—	5,661,658	—	—	—	—	—
Accrued expenses	CAD	663,506	—	1,444,674	—	—	—	—	—
Accrued expenses	US$	4,480,974	—	9,029,485	—	—	—	—	—
Accrued expenses	GBP	6,323,443	—	8,889,841	—	—	—	—	—
Accrued expenses	EUR	2,079,621	—	3,925,957	—	—	—	—	—
Accrued expenses	UF	39,462	—	383,835	—	—	—	—	—
Accrued expenses	ARS	837,792	—	747,124	—	—	—	—	—
Accrued expenses	REAL	—	—	7,488	—	—	—	—	—
Accrued expenses	Ch$	—	—	16,281	—	—	—	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 30 – Foreign and domestic currency, continued

		Current liabilities

		UP TO 90 DAYS				91 DAYS TO 1 YEAR

		12-31-2007		12-31-2008		12-31-2007		12-31-2008

Current liabilities	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate

Withholdings	Ch$	1,538,789	—	2,176,553	—	—	—	—	—
Withholdings	CAD	6,036	—	5,669	—	—	—	—	—
Withholdings	US$	820,526	—	974,983	—	—	—	—	—
Withholdings	EUR	82,873	—	92,486	—	—	—	—	—
Withholdings	UF	7,028	—	6,454	—	—	—	—	—
Withholdings	GBP	989,193	—	718,372	—	—	—	—	—
Withholdings	ARS	206,963	—	484,271	—	—	—	—	—
Withholdings	REAL	—	—	20,938	—	—	—	—	—
Income taxes payable	Ch$	2,429,793	—	431,653	—	—	—	—	—
Income taxes payable	GBP	23,896	—	147,025	—	—	—	—	—
Income taxes payable	ARS	—	—	97,111	—	—	—	—	—
Deferred revenue	Ch$	24,995	—	919,417	—	—	—	—	—
Deferred revenue	US$	—	—	772,437	—	—	—	—	—
Deferred revenue	ARS	—	—	12,915	—	—	—	—	—
Other current liabilities	Ch$	—	—	82,607	—	—	—	—	—
Other current liabilities	US$	52,169	—	112,745	—	—	—	—	—
Other current liabilities	EUR	—	—	15,543	—	—	—	—	—
Total current liabilities
	Ch$	45,921,650		47,331,438		5,532,728		22,989,479
	US$	10,337,067		19,159,677		6,534,806		22,496,986
	UF	6,845,996		4,486,348		348,270		10,060,129
	EUR	3,622,932		5,669,370		2,710,028		2,205,810
	GBP	10,291,602		18,519,945		1,079,636		—
	ARS	6,498,621		9,086,954		1,965,166		2,284,720
	CAD	811,235		1,598,116		—		—
	REAL	—		928,806		—		—
	SEK	21,139		9,238		—		—
	NOK	54,017		—		—		—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 30 – Foreign and domestic currency, continued

		Long-term liabilities

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

Long-term liabilities	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate

Long-term bank debt	UF	6,303,878	4.85%	2,243,753	—	—	—	—	—
Long-term bank debt	US$	8,170,809	4.90%	—	—	—	—	—	—
Long-term bank debt	Ch$	3,811,500	—	—	—	—	—	—	—
Long-term bank debt	ARS	3,809,043	9.93%	—	—	—	—	—	—
Other long-term accounts payable	UF	3,771,014	3.90%	5,028,018	3.90%	12,570,045	3.90%	21,369,076	3.90%
Long-term accrued expenses	UF	278,445	—	—	—	—	—	—	—
Long-term accrued expenses	ARS	511,304	—	714,039	—	—	—	—	—
Amount payable to related companies	UF	486,757	—	811,274	—	395,663	—	—	—
Amount payable to related companies	US$	418,900	—	—	—	—	—	—	—
Long-term accrued expenses	Ch$	504,924	—	—	—	779,873	—	—	—
Long-term deferred taxes	Ch$	—	—	—	—	11,855,647	—	—	—
Total long-term liabilities
	UF	10,840,094		8,083,045		12,965,708		21,369,076
	US$	8,589,709		—		—		—
	Ch$	4,316,424		—		12,635,520		—
	ARS	4,320,347		714,039		—		—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 30 – Foreign and domestic currency, continued

		Long-term liabilities

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

Long-term liabilities	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate

Long-term bank debt	UF	7,508,400	4.85%	—	—	—	—	—	—
Long-term bank debt	US$	11,738,075	3.97%	4,582,440	4.36%	—	—	—	—
Long-term bank debt	ARS	3,139,550	12.84%	—	—	—	—	—	—
Other long-term accounts payable	UF	5,047,664	3.90%	5,047,664	3.90%	12,619,159	3.90%	18,928,737	3.90%
Long-term accrued expenses	UF	95,853	5.38%	—	—	—	—	—	—
Long-term accrued expenses	ARS	649,973	15.78%	388,695	15.78%	—	—	—	—
Amount payable to related companies	UF	742,465	—	377,822	—	618,777	—	208,176	—
Long-term accrued expenses	Ch$	—	—	—	—	1,610,162	—	—	—
Long-term deferred taxes	Ch$	5,190,351	—	12,588	—	30,422	—	9,360,172	—
Total long-term liabilities
	UF	13,394,382		5,425,486		13,237,936		19,136,913
	US$	11,738,075		4,582,440		—		—
	Ch$	5,190,351		12,588		1,640,584		9,360,172
	ARS	3,789,523		388,695		—		—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 31 – Sanctions

Chilean Superintendency of Securities and Insurance (SVS)

As of December 31, 2008, the Company and its subsidiaries, directors and/or managers have not been subject to fines or sanctions by the SVS.

From other administrative authorities

Viña Concha y Toro S.A.
On July 31, 2007, Viña Concha y Toro S.A. was noticed by the Labor Inspector’s Office of a fine for 300 Monthly Tax Units for a breach to the Tax Code against which the Company filed an appeal for protection, where the outcome was favorable and the fine was released.

On August 20, 2007, Viña Concha y Toro S.A. was notified by the Communal Inspector’s Office of San Vicente de Tagua Tagua of a fine for 60 Monthly Tax Units for which the Company presented its answer to the charge. A settlement was reached and the respective outcome is still pending.

On November 7, 2007, the Lontué Labor Inspector’s Office notified the Company of a fine for 27 Monthly Tax Units for a breach to the Labor Code, for which the Company filed an appeal for review. The resolution is still pending.

On November 27, 2007, was notified by the Livestock and Agricultural Service (SAG) of a fine for 10 Monthly Tax Units against which the Company presented an appeal for review. The resolution is still pending.

On January 11, 2008, the Ministerial Regional Secretary’s Office of the Metropolitan Region notified the Company of a fine for 200 Monthly Tax Units for which the Company has filed a complaint. This fine was paid on January 17, 2008 and the Company requested the consignment of its total amount in conformity with the Chilean laws.

On January 4, 2008, the Company was notified by the Labor Inspector’s Office of Santa Cruz of a fine for the amount of 7 Monthly Tax Units, which was paid after being claimed.

On January 4, 2008, the Company was notified by the Labor Inspector’s Office of Santa Cruz of a fine for the amount of 20 Monthly Tax Units, which was paid with no prejudice of a legal complaint filed. The complaint was accepted and the full fine sum was reimbursed.

On April 9, 2008, the Company was notified by the Provincial Labor Inspector’s Office of Valparaíso of a fine for 40 Monthly Tax Units in respect to which the Company presented the respective answer to the charge. The initial declaration was held on December 11, 2008 at which time all pending evidence was submitted.

On May 14, 2008, the Company was notified by the Labor Inspector’s Office of San Fernando of a fine for 60 Monthly Tax Units of which it paid a third on the date of filing the related complaint because the fine is not applicable on the Company’s opinion. The outcome is still pending.

On June 9, 2008, the Company was notified by the Provincial Labor Inspector’s Office of Cauquenes of a fine of 41 Monthly Tax Units for which the respective answer to the charge was presented. A notice for reduction of the fine to 24.6 Monthly Tax Units was received. A legal complaint was filed.

On June 18, 2008, the Company was notified by the Provincial Labor Inspector’s Office of Limarí of a fine of 55 Monthly Tax Units for which the respective answer to the charge was filed. The resolution is still pending.

On July 10, 2008, the Company was notified by the Provincial Labor Inspector’s Office of Talca of a fine for 90 Monthly Tax Units. A complaint was filed on August 8, 2008. The resolution is still pending.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 31 – Sanctions, continued

On July 31, 2008, the Company was notified by the Provincial Labor Inspector’s Office of Ovalle per Resolution 7956/08/16 of a fine of 40 Monthly Tax Units for which the respective answer to the charge was presented.

On September 30, 2008, the Company was notified by the Communal Labor Inspector’s Office of Molina of a fine for 67 Monthly Tax Units per Journal 8042/08/56.

On September 29, 2008, the Company was notified by the Livestock and Agricultural Service (SAG) of a fine for 30 Monthly Tax Units related to the Quinta de Maipo farm for which the respective appeal for administrative reconsideration was presented.

On August 29, 2008, the Regional Secretariat of the Ministry of Health (Seremi) of the O’Higgins Region of Chile issued Sentence No. 2913, which contemplates a fine for 500 Monthly Tax Units against Viña Concha y Toro S.A. which was received and the respective legal complaint was filed.

On August 14, 2008, the Company was notified by the Regional Secretariat of the Ministry of Health (Seremi) of the O’Higgins Region of Chile of a fine for 800 Monthly Tax Units. The respective legal complaint was filed.

On September 29, 2008, the Company was notified by the Cordillera Labor Inspector’s Office through Resolution 4124/08/57 issued in the Pirque plant, of an amount of 40 Monthly Tax Unit, of which a third of the fine was paid for consignation on October 23, 2008. A legal complaint will be filed.

On September 29, 2008, the Company was notified by the Limarí Provincial Labor Inspector’s Office of a fine of 40 Monthly Tax Units for the Los Acacios farm per Resolution 7956/08/23. The respective answer to the charge will be presented.

On September 5, 2008, the Company was notified by the Cordillera Provincial Inspector’s Office of a fine of 60 Monthly Tax Unit for the Pirque plant.

On September 5, 2008, the Company was notified by the Livestock and Agricultural Service (SAG) of a fine of 20 Monthly Tax Units. A request for administrative reconsideration was filed.

On September 5, 2008, the Company was notified by the Livestock and Agricultural Service (SAG) of a fine of 20 Monthly Tax Units. A request for administrative reconsideration was filed.

On November 17, 2008, the Company was notified by the San Vicente Labor Inspector’s Office of a fine of 140 Monthly Tax Units per Resolution 3700/08/069-1,2,3 waiting for more background information to file a complaint.

On November 26, 2008, the Company was notified by the Cardenal Caro Labor Inspector’s Office of a fine of 40 Monthly Tax Units filed against the Ucuquer farm per Resolution No. 8219/08/26, which is under review.

On December 1, 2008, the Company was notified by the Provincial Labor Inspector’s Office of San Vicente of a fine of 120 Monthly Tax Units charged and issued against the Rucahue farm per Resolution 3700/08/070-1/2, which is under review.

Viña Cono Sur S.A.
On January 21, 2008, the Company’s subsidiary was notified by the Labor Inspector’s Office of a fine for Ch$92,897, which is currently under the complaint process.

On August 29, 2008, the Company’s subsidiary received Resolution 7816/08/52 from the Provincial Labor Inspector’s Office of San Antonio for a fine of 15 Monthly Tax Units with respect of which the respective answer to the charge was presented. Final resolution is still pending.

Comercial Peumo Ltda.
On July 28, 2008, the Company’s subsidiary was notified by the Talca Labor Inspector’s Office through Resolution 3820/08/05 of a fine of 1 Monthly Tax Units for which it presented the respective answer to the charge.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 31 – Sanctions, continued

On August 25, 2008, the Livestock and Agricultural Service (SAG) issued a fine to the Company’s subsidiary for a breach against the Law on Alcohol and its Regulation per Journal 463-07/653-07/731-07, for Ch$548,715, which was paid in full.

On September 30, 2008, the Company’s subsidiary received a notice for a lawsuit in the Fourth Court of Talca for the amount of Ch$6,504,323 for the unjustified dismissal of José Antonio Neira Rojas.

On December 10, 2008, the Company’s subsidiary was notified by the Livestock and Agricultural Service (SAG) of a fine issued for the commercialization of a product not registered in the Registry of Alcoholic Beverage. The respective answer to the charge was presented.

Note 32 – Subsequent events

Between December 31, 2008 and the date of issuance of these consolidated financial statements, the following significant subsequent events occurred that are deemed reportable:

Stock Offering

As mentioned in Note 21 to the consolidated financial statements, in December 18, 2008, the Company’s Board of Directors had approved a capital increase of Ch$30,000 million The stock offering was effected through the issuance of 28,000,000 common, nominative shares with no par value. The preferencial option period for subscription at a price of Ch$930 per share, commenced on April 15, 2009 and ended on May 15, 2009. In this period a total of 26,325,409 shares were subscribed. On May 28, 2009 the Company’s Board of Directors adopted a plan to offer the remaining 1,674,591 unsubscribed shares from the preferential option period to the Company’s employees at the same price (Ch$930) and subject to the same conditions as offered to the shareholders.

Total proceeds from this capital increase amounted Ch$18,772,879 thousand. From the total of 26,325,409 shares subscribed, 14,046,376 shares were fully paid in cash at the same time as subscription, corresponding to Ch$13,063,129 thousand; and 12,279,033 shares were partially paid (50%) corresponding to Ch$5,709,750 thousand. The balance will be paid within a maximum term of one year from the date of subscription of the shares, in which case the subscription price for such shares will be adjusted in the same proportion as the variation in the value of the UF, pursuant to article 16 of the Corporations Law.

Dent issuance

On April 23, 2009 the Company placed commercial paper for Ch$5,000,000 thousand at an interest rate of 0.256% per month. The principal and interest accrued will be payed in one payment at the due date of this instrument, March 2010.

Total proceeds from both events are to be used to prepay debts of the Company and its subsidiaries which were incurred to finance the Company’s investment programs.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 33 – Environment

During 2007 and 2008, the Company invested and disbursed funds destined, directly or indirectly, to the improvement of environmental conditions in compliance with certain local water use regulations. The detail of these disbursements is as follows:

Investments

	As of December 31,

	2007	2008

	ThCh$	ThCh$
Water treatment plants	132,159	4,570

Expenses

	As of December 31,

	2007	2008

	ThCh$	ThCh$
Maintenance and supplies of water treatment plants	618,639	621,649

As of December 31, 2008, the net balance of assets designated to the improvement of the environment amounts to ThCh$ 2,964,262 (ThCh$ 2,972,786 in 2007), which is presented under buildings and infrastructure and machinery and equipment.

Note 34 – Prepaid expenses

The detail of prepaid expenses is as follows:

	As of December 31,

	2007	2008

	ThCh$	ThCh$
Next harvest expenses	10,356,753	12,720,176
Prepaid rent	323,364	744,783
Other prepaid expenses	236,213	112,866

Total	10,916,330	13,577,824

Note 35 – Sales

The detail of sales is as follows:

	For the year ended as of December 31,

	2006	2007	2008

	ThCh $	ThCh $	ThCh $
Sale of wine	243,662,787	299,150,286	308,360,946
Sale of bottling services	2,085,878	1,323,092	1,535,320
Sale of other products	6,698,048	10,751,880	12,269,478

Total sales	252,446,714	311,225,258	322,165,744

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 36 – Significant events

March 24, 2008

The Company communicated to the SVS and Chilean Stock Exchanges of the call to a General Ordinary Shareholders’ Meeting to be held on April 24, 2008with the purpose of discussing the following matters:

1.	Approval of the Annual report, Balance Sheet, Financial Statements and Report of External Auditors for the year included between January 1 and December 31, 2007.
2.	Income distribution and dividend policy.
3.	Election of the Board of Directors.
4.	Appointment of External Auditors for the year 2008.
5.	Set Board of Directors’ remuneration.
6.	Set remuneration of the directors who are members of the Committee referred to in Article No. 50 bis of Law No. 18,046; and set the expense budget for this Committee for the year 2008.
7.	Determine the newspaper in which the call for the next Shareholders’ Meeting will be published.
8.	Inform of the operations performed by the Company in accordance with Article No. 44 of Law No. 18,046.
9.	Other matters which are the competence of the Shareholders’ Ordinary Meeting.

At the same Board of Directors’ Meeting, the directors agreed to summon to an Extraordinary Shareholders’ Meeting to be held in the same place and on the same date indicated for the Ordinary Shareholders’ Meeting summoned previously, which will be conducted immediately after the end of the ordinary meeting in order to provide an opinion on the Board of Directors’ proposal of setting a program for the acquisition of shares of Viña Concha y Toro S. A., in conformity with Articles 27 to 27 D of Law No. 18,046 on Shareholders’ Companies, the main conditions being the following:

a)

The program’s objective will be the investment through the acquisition and disposal of own shares according to variations in the price of share during the life of the program, in conformity with the agreements achieved by the shareholders at the Extraordinary Shareholders’ Meeting and Chilean laws;

b)

The maximum percentage of shares for acquisition will be 3% (three per cent) of subscribed and fully-paid shares; i.e., up to the amount of 21,575,122 shares. The acquisition will only be possible up to the amount of retained earnings;

c)

The minimum price payable for the shares will be Ch$309.68 and the maximum price payable will be the weighted price for the last 20 business days prior to the purchase plus 15% (fifteen percent) The directors will propose to the shareholders at the Extraordinary Shareholders’ Meeting that the shareholders delegate to the Board of Directors, within the limits indicated above and the manner in which it will be formalized;

d)	The term of the program for the acquisition of own shares will be of three years beginning on the date of approval by the shareholders at the Extraordinary Shareholders’ Meeting;

e)	The shareholders at the Extraordinary Shareholders’ Meeting will be able to adopt the agreements they deem necessary for these purposes.

March 24, 2008

The Company communicated to the SVS and Stock Exchanges that at the Board of Directors’ Meeting held on March 20, 2008 the directors unanimously decided to propose to the shareholders at the General Ordinary Shareholders’ Meeting, which will be summoned on April 24, 2008, the following dividend policy:

Distribute, with a charge to 2007 net income, a last final dividend No. 231 of Ch$ 11.45 per share to be paid on May 23, 2008, and added to dividends already distributed as provisional dividends, with a charge to 2007 net income, which were: dividends Nos. 228 and 229 both for Ch$ 2.50 per share, paid on September 28 and December 28, 2007, respectively and dividend No. 230 of Ch$2.50 per share paid on March 31, 2008.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 36 – Significant events, continued

Maintain as dividend policy the distribution of 40% of net income. In line with this, the Board of Directors expects to distribute, with a charge to net income obtained in 2008, three dividends Nos. 232, 233 and 234 of Ch$2.50 each per share, to be paid as provisional dividends on September 30, December 30, 2008 and March 31, 2009, respectively. A fourth dividend will be paid for the amount required up to the completion of 40% of net income for 2007, which will be paid in May 2008, upon final determination and approval of net income for the year by the shareholders at the Ordinary Shareholders’ Meeting.

The Company’s dividend policy is dependent of cash available for use by the Company.

April 25, 2008

The Company communicated the following to the SVS and Stock Exchanges:

On April 24, 2008, the shareholders held the Company’s Ordinary Shareholders’ Meeting in which they reached, among others, the following agreements:

1.

Distribute, with a charge to 2007 net income, a last final dividend No. 231 of Ch$11.45 per share to be paid on May 23, 2008, and added to dividends distributed as provisional dividends, with a charge to 2007 net income, which were: dividends Nos. 228 and 229 both for Ch$2.50 per share, paid on September 28 and December 28, 2007, respectively and dividend No. 230 of Ch$2.50 per share paid on March 31, 2008.

2.

Maintain as dividend policy the distribution of 40% of net income. In line with this, the Board of Directors expects to distribute, with a charge to net income obtained in 2008, three dividends Nos. 232, 233 and 234 of Ch$2.50 each per share, to be paid as provisional dividends on September 30, December 30, 2008 and March 31, 2009, respectively. These payments will be subject to the Company’s cash available funds. A fourth dividend would be paid for the amount required up to the completion of 40% of net income for 2008 on a date to be determined by the shareholders at the General Ordinary Shareholders’ Meeting to be held in 2009.

3.	The shareholders appointed the following individuals as the Company’s new Board of Directors:

	a)	Alfonso Larraín Santa María
	b)	Rafael Guilisasti Gana
	c)	Pablo Guilisasti Gana
	d)	Mariano Fontecilla de Santiago Concha
	e)	Francisco Marín Estévez
	f)	Sergio de la Cuadra Fabres
	g)	Christian Skibsted Cortés

April 25, 2008

The Company communicated to the SVS and the Stock Exchanges that at the Extraordinary Board of Directors’ Meeting held on April 24, 2008 attended by the new appointed members of the Board, the directors appointed the Chairman and Vice-president, as follows:

          Chairman: Mr. Alfonso Larraín Santa María
          Vice-president: Mr. Rafael Guilisasti Gana

Likewise, in compliance with Circular No. 1.526 issued by the SVS, we communicated to the SVS that at the same Extraordinary Board of Directors’ Meeting, the directors agreed to appoint as members of the Board of Directors’ Committee (Audit Committee) referred to in Article 50a of the Companies Act, Messrs. Sergio de la Cuadra Fabres, Christian Skibsted Cortés and Rafael Guilisasti Gana.

Of those directors appointed, Messrs. Sergio de la Cuadra Fabres and Christian Skibsted Cortés were appointed with votes other than controlling interest and related party votes.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 36 – Significant events, continued

September 17, 2008

The Company communicated to the SVS and Stock Exchanges that at the Extraordinary Board of Directors’ Meeting held on September 16, 2008, the directors agreed to participate in the incorporation of subsidiaries in Sweden, Norway and Finland (Scandinavia) with the purpose that the Company and certain subsidiaries directly distribute in those countries their products in consideration of the characteristics of concentration in those markets and their significant sales volumes and the positive experiences in the United Kingdom and Argentina.

Each of the aforementioned subsidiaries will be responsible for the distribution of all or a portion of the products of Viña Concha y Toro S.A., Sociedad Exportadora y Comercial Viña Maipo, Trivento Bodegas y Viñedos S.A. and Lunlunta property, which amount to an estimated total amount of USD 30 million FOB* in 2008. Products of the remaining subsidiaries will continue to be distributed as distributed currently.

For these purposes, the companies that will be incorporated will agree with local companies the logistics and support agreements required to perform the purposes described above.

The subsidiaries which are the subject of this report will be incorporated in conformity with the laws applicable in the respective countries and will be owned by 100% by Viña Concha y Toro S.A. either directly or through any of its subsidiaries.

It is the Board of Directors’ purpose that provided that possibilities in each country allow it, subsidiaries based in Scandinavia are duly incorporated and operating beginning on January 1, 2009.

All the directors attended the Company’s Board of Directors’ Meeting and agreed to enable Messrs. Eduardo Guilisasti Gana and Osvaldo Solar Venegas to represent the Company with extensive powers during the process of incorporation of the aforementioned companies and; in particular, to issue the communications and write information required to the SVS and other pertinent entities.

*: FOB (Free On Board), this means that the buyer must bear all costs and risks of loss or damage of goods from the port of origin.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 37 – Adoption of International Financial Reporting Standards

In conformity with SVS Circulars No.’s 427 dated December 28, 2007 and 485 dated November 19, 2008 on the process for adopting International Financial Reporting Standards (IFRS), the Company has decided to present to the SVS its 2009 consolidated financial statements as proforma financial statements (not comparative to 2008 financial statements). By virtue of this, Viña Concha y Toro S.A. will not present full IFRS consolidated financial statements for its quarterly and yearly financial of year 2009. Consequently, Viña Concha y Toro S.A. will maintain the presentation of financial statements under local standards during the entire year 2009 and expects to fully implement IFRS on 2010. The Company is currently developing a plan to integrally deal with this conversion process.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles

Chile GAAP varies in certain important respects from accounting principles generally accepted in the United States of America (“US GAAP”). Such differences involve certain methods for measuring the amounts shown on the face of the financial statements, as well as additional disclosures.

1.	Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements that have resulted in amounts that differ from those that would have otherwise been determined under US GAAP are as follows:

a)	Inflation accounting

Under Chile GAAP, financial statements are restated to reflect the full effects of the gain (loss) in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and year-end.

The price-level restatement adjustments under Chile GAAP are not reversed in the US GAAP reconciliation as allowed under Securities and Exchange Commission rules.

b)	Business combinations, goodwill and intangible assets

As required by Statement of Financial Accounting Standard No. 141, “Business Combinations”, (“SFAS 141”), all business combinations consummated after June 30, 2001 are accounted for under the purchase accounting method, which requires that the purchase price be allocated to the acquired assets and liabilities on the basis of fair market value. Any business combination prior to this date was accounted for under Accounting Principles Board No. 16, “Business Combinations”. Any excess of the cost of the investment over such fair value is treated as goodwill. Under Chile GAAP, for investments made prior to January 1, 2005, goodwill was recorded based on the difference between the investment purchase price and the book value of the assets acquired and liabilities assumed. As of January 1, 2003, Technical Bulletin No. 72 was adopted for Chile GAAP purposes. Technical Bulletin No. 72 require that assets acquired and liabilities assumed in a business combination be recorded at fair value and that any excess of cost over such fair value be recorded as goodwill. Goodwill continues to be amortized under Technical Bulletin No. 72. Business combinations entered into by the Company have not produced significant differences in the recorded assets and liabilities in the accounting records of the acquirers between Chile GAAP and US GAAP.

As of January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”). SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, beginning January 1, 2002, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment annually or when circumstances change. As per SFAS 142, the Company tests goodwill (Industria Corchera S.A.) for impairment by first comparing the carrying value of net assets to the fair value of the related operations, based on external valuation. If the fair value is determined to be less than carrying value, a second step is performed to compute the amount of the impairment. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests.

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

For Chile GAAP purposes, all intangible assets are assigned a useful life and are amortized on a straight-line basis over their useful lives. Under US GAAP, with the adoption of SFAS No. 142, intangible assets with indefinite lives are no longer amortized. The Company has determined that intangible assets pertaining to telephone line rights and water rights have indefinite lives for US GAAP purposes. As the amortization expense for all years presented has been not significant, no reversal is presented in paragraph 1k).

c)	Investment in debt and equity securities

In accordance with accounting principles generally accepted in Chile, investment securities are stated at the lower of price-level restated cost or market value. Gains are recorded only when realized. The investments which the Company holds are stated at price-level restated cost at December 31, 2006, 2007 and 2008. For US GAAP purposes, the Company’s portfolio of investment securities has been classified as available-for-sale and are recorded at fair value, in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Consequently, unrealized holding gains and losses net of related tax effects excluded from earnings and are reported as a separate component of equity in Other Comprehensive Income until realized. No other-than-temporary impairments were recorded for these available-for-sale investment securities for the years ended December 31, 2006, 2007, or 2008. The required disclosures for investments classified as available-for-sale in accordance with SFAS 115 are shown in paragraph 2 d). The effect of this difference is included in the reconciliation of shareholders’ equity in paragraph 1k) below.

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

Under Chile GAAP, all interest on debt specifically associated with a construction project must be capitalized. Capitalization of interest on other debt not specifically associated with construction projects is optional. Such capitalized interest includes foreign-exchange gains/losses, if applicable, on borrowings. Interest is capitalized based on the Company’s weighted average interest rate on long-term debt, or if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the property or equipment is ready for service or its intended use, at which point depreciation on the asset begins.

Under US GAAP, capitalization of interest on qualifying assets under construction is required, and corresponds to the amount of interest which could have been avoided had the construction projects not been entered into. Amounts capitalized under Chile GAAP related to foreign currency exchange gains and losses and the related monetary gain on foreign currency borrowings for construction costs must be reversed.

Beginning in 1994, the Company began to capitalize interest for Chile GAAP purposes relative to qualifying assets (consisting principally of storage and aging containers and vineyards, which require 3 to 5 years to be ready for production) during the period that such assets are being constructed or prepared for productive use and in conformity with US GAAP treatment. Subsequently, the amount of interest capitalized each year has been the same for both US and Chile GAAP purposes. The adjustment included in paragraph 1k) below corresponds to the amount of capitalized interest for US GAAP purposes prior to 1994 and its associated amortization under the straight-line method based on the estimated useful lives of the related assets. Under Chile GAAP this interest was never capitalized.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

f)	Deferred income taxes

Prior to December 31, 1999, deferred taxes were not recognized for Chile GAAP. Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chile Association of Accountants, recognizing through the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as “complementary”) asset and liability was recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary asset and liability is being amortized to income over the estimated reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates. For US GAAP purposes, deferred taxes were recognized on a comprehensive basis for all periods presented in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”) and FIN 48 “Accounting for Uncertainly in Income Taxes” Therefore, the principal difference between Chile GAAP and US GAAP related to deferred taxes is the reversal of the amortization of the complementary deferred tax asset and liability accounts recorded under Chile GAAP.

Additionally, the Company has recognized the deferred tax effect related to other US GAAP adjustments that give rise to temporary differences. The effect of accounting for deferred taxes under US GAAP is included in the reconciliation of consolidated net income and shareholders’s equity in paragraph 1k) below.

g)	Provision for restructuring

The Company made a provision for restructuring principally related to one-time termination benefits. Under Chile GAAPs, these costs may be recognized once the approval of the Board of Directors has taken place. Under US GAAP, this provision does not meet the requirements under SFAS No. 146 related to communication to the designated employees. The provision is therefore reversed in the net income and shareholders’ equity reconciliation for the year ended at December 31, 2007. During 2008, this provision was used and therefore for the purpose of the results under US GAAP the amount recorded was recognized (paragraph 1k).

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

The following represents accumulated other comprehensive income balance, net of taxes, for the years ended December 31, 2006, 2007 and 2008:

	Year ended December 31, 2006

	Holding unrealized gains (losses) on available-for sale securities	Tax effect	CTA(1)	Total

	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	299,109	(50,848)	(3,430,406)	3,182,144
(Debit) credit for the year	(39,290)	6,679	137,672	(105,061)

Ending balance	259,819	(44,169)	(3,292,733)	(3,077,083)

	Year ended December 31, 2007

	Holding unrealized gains (losses) on available-for sale securities	Tax effect	CTA(1)	Total

	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	259,819	(44,169)	(3,292,733)	(3,077,083)
Reclassification to earnings from sale of shares	(47,062)	8,001	—	(39,061)
(Debit) credit for the year	(32,327)	5,495	(1,158,483)	(1,185,314)

Ending balance	180,430	(30,673)	(4,451,216)	(4,301,459)

	Year ended December 31, 2008

	Holding unrealized gains (losses) on available-for sale securities	Tax effect	CTA(1)	Total

	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	180,430	(30,673)	(4,451,216)	(4,301,459)
(Debit) credit for the year	(70,642)	12,009	2,265,616	2,206,984

Ending balance	109,788	(18,664)	(2,185,600)	(2,094,476)

(1)	Reflects the effect of price-level restatement for comparative purposes on the comprehensive income at the beginning of each period, adjusted to constant pesos of December 31, 2006, 2007 and 2008.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

i)	Derivatives

Under Chile GAAP, derivatives are accounted for in accordance with Technical Bulletin 57, “Accounting for Derivative Contracts” (“TB 57”). Under TB 57, all derivative financial instruments should be recognized on the balance sheet at their fair value. In addition, TB 57 requires that derivative financial instruments be classified as Non-hedging (investment) instruments and Hedging instruments, the latter further divided into those covering existing transactions and those covering anticipated transactions.

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

Under US GAAP, beginning January 1, 2001, the Company adopted Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), and other complementary rules and amendments, which established comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Standard required that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. The standards also require formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

The Company enters into forward foreign exchange contracts in order to hedge its risk against exchange rate fluctuations. Such fluctuations in exchange rates are correlated with our wine sales agreements denominated in foreign currencies. Under Chile GAAP, all unrealized mark to market gains/losses have been deferred. Under US GAAP, such contracts have no been designated or documented as “hedges” under SFAS No. 133; therefore all significant mark to market adjustments are recorded through the income statement for US GAAP purposes.

The Company entered into a hedge of its net investment in Argentina in 2004. Under Chile GAAP the documentation requirements for this hedge were met. Under US GAAP, specifically, as the Company had not detailed how the hedging instruments’ effectiveness in offsetting the change in fair value would be assessed, the designation of the net investment as a hedge under US GAAP did not qualify.

The reconciliations’ of shareholders’ equity and of net income for the years ended December 31, 2006, 2007 and 2008 in paragraph 1k) include the adjustments for differences in derivative treatment mentioned above.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

j)	Dividends

The company has a legal obligation to declare and pay dividends equal to at least 30% of consolidated net income as determined in accordance with Chile GAAP. Accordingly, an adjustment was made in the accompanying US GAAP stockholders’ equity reconciliation in paragraph 1k) to recognize as dividends the difference between the dividends recorded as provisional dividends under Chile GAAP and the minimum dividend requirement.

k)	Effects of conforming to US GAAP

The following is a reconciliation of consolidated net income under Chile GAAP to the corresponding US GAAP amounts:

	Years ended December 31,

	2006	2007	2008

	ThCh$	ThCh$	ThCh$
Net income in accordance with Chile GAAP	18,901,110	37,089,944	35,151,891
Reversal of goodwill amortization (par. 1 b)	85,865	85,863	85,863
Reversal of additional depreciation of revaluation by technical appraisal (par. 1 d)	17,444	15,507	15,527
Depreciation on capitalized interest (par. 1 e)	(54,618)	(54,617)	(54,618)
Deferred taxes (par. 1 f)	114,098	238,778	241,102
Deferred tax effect of US GAAP adjustments (par. 1 f)	37,421	28,193	31,543
Derivatives (par. 1i)	(92,335)	1,079,683	(2,265,616)
Reversal of provision for restructuring (par. 1 g)	(165,508)	(111,226)	(131,603)

Net income in accordance with US GAAP	18,843,477	38,372,125	33,074,089

Other comprehensive income under US GAAP:
Unrealized holding losses on available-for-sale securities, net of taxes (par. 1 c)	(32,610)	(73,894)	(58,633)

Foreign currency translation	137,672	(1,158,483)	2,265,616

Total comprehensive income under U.S.GAAP:	18,948,539	37,139,748	35,281,072

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

The following is a reconciliation of consolidated shareholders’ equity differences under Chile GAAP to the corresponding amounts under US GAAP:

	As of December 31,

	2007	2008

	ThCh$	ThCh$
Shareholders’ equity in accordance with Chile GAAP	242,536,950	263,092,948
Reversal of goodwill amortization (par. 1 b)	562,833	648,696
Investment securities (par. 1 c)	180,430	109,788
Revaluation of technical appraisal, cost (par. 1 d)	(3,923,591)	(3,826,900)
Accumulated depreciation - technical appraisal (par. 1 d)	1,566,134	1,484,970
Capitalized interest (par. 1 e)	1,341,392	1,341,392
Accumulated depreciation on capitalized interest (par. 1 e)	(907,346)	(961,964)
Deferred taxes (par.1 f)	(2,001,895)	(1,760,793)
Deferred tax effect of US GAAP adjustments (par. 1 f)	(178,505)	(121,342)
Minimum dividend (par. 1 j)	(4,854,114)	(4,768,828)
Reversal of provision for restructuring (par. 1 g)	356,163	224,561

Shareholders’ equity in accordance with US GAAP	234,678,451	255,462,530

The following summarizes the changes in shareholders’ equity under US GAAP during the years ended December 31, 2006, 2007 and 2008:

	2007	2008

	ThCh$	ThCh$
Balance as of January 1	209,919,160	234,678,451
Dividends paid	(1,253,474)	(8,819,153)
Provisional dividends	(6,272,869)	(5,776,739)
Mandatory dividends, previous date	—	4,854,114
Mandatory dividends, closing date	(4,854,114)	(4,768,828)
Unrealized holding losses on available-for-sale investments, net of taxes	(73,894)	(45,020)
Foreign currency translation	(1,158,483)	2,265,616

Net income per US GAAP	38,372,125	33,074,089

Balance as of December 31	234,678,451	255,462,530

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

2.	Additional disclosure requirements

The following disclosures of information are not generally required for presentation in the financial statements under Chile accounting principles, but are required or recommended under US GAAP.

	a)	Nature of operations and concentrations

Viña Concha y Toro S.A. is a vertically-integrated company engaged principally in the production and sale of wine. The Company’s wines are sold in over 125 countries. Foreign operations’ sales represented 81.03% of total sales, and domestic sales represented 18.97%. Foreign operations’ sales are denominated in foreign currencies.

	b)	Earnings per share

The following disclosure of net income per share information is not required for presentation in the financial statements under Chile GAAP but is required under US GAAP. Earnings per share are determined by dividing consolidated net income by the weighted average number of total shares outstanding.

	Years ended December 31,

	2006	2007	2008

	Ch$, except share data
Basic and diluted earnings per share (based on US GAAP) (1)	24.06	49.00	45.99
Basic and diluted earnings per share (based on Chile GAAP) (1)	24.13	47.36	48.88
Weighted average number of total shares outstanding	719,170,735	719,170,735	719,170,735

(1)

Basic and diluted earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or equity securities. Consequently, there are no potentially dilutive effects on the earnings of the Company.

	c)	Fair value disclosures

(i) Disclosures about fair value of financial instruments:
The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2008 and 2007. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date:

	Chile GAAP carrying amount 2008	Estimated fair value 2008	Chile GAAP carrying amount 2007	Estimated fair value 2007

	ThCh$	ThCh$	ThCh$	ThCh$
Assets:
Cash and cash equivalents	3,949,865	3,949,865	2,943,250	2,943,250
Investment securities	365,408	475,196	362,981	543,411
Short-term accounts receivable (net)	103,595,852	103,595,852	77,858,780	77,858,780
Notes receivable (net)	2,680,138	2,680,138	2,720,149	2,720,149
Other receivables (net)	4,256,638	4,256,638	2,630,555	2,630,555
Liabilities:
Short-term and long-term bank debt	97,289,960	94,961,501	49,303,143	48,691,836
Bonds payable	43,254,752	39,317,213	43,086,423	43,302,119
Dividends payable	1,809,184	1,809,184	1,969,435	1,969,435
Short-term accounts payable	45,637,994	45,637,994	33,472,919	33,472,919
Notes payable	3,557,506	3,557,506	3,425,570	3,425,570
Other accounts payable	3,524,283	3,524,283	6,159,064	6,189,156
Derivative instruments	1,971,675	2,397,506	431,368	332,717

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

The fair values of the financial instruments shown in the previous table as of December 31, 2008 represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•

Cash and cash equivalents, short-term accounts receivable, notes receivable, other receivables, dividends payable, short-term accounts payables, notes payable and other accounts payable: carrying amounts approximate the fair value due to their relatively short-term nature.

•	Investment securities: estimations of fair value are based on quoted market prices at the reporting date multiplied by the quantity held.

•

Bank debt and bonds payable: The fair value of bank debt is based on rates currently available and quoted to the Company for debt with similar terms, risks and remaining maturities. The fair value of bonds payable, including current portion, is estimated based on the quoted market prices of UF-denominated bonds. If quoted market prices are not available, the fair value is determined by discounting the future cash flows of each instrument at rates that reflect, among other things, market interest rates and the Company’s credit standing. In determining an appropriate spread to reflect its credit standing, the Company considers yields of other long-term debt offered by the Company, and interest rates currently offered to the Company for similar debt instruments of comparable maturities by banks that regularly compete to provide financing to the Company.

•

Derivative instruments: The fair value of derivatives is determined using pricing models developed based on the forward currency curves/rates and other observable market data. Estimates of fair values for which no quoted prices exists have been made using valuation techniques such as forward pricing models and rates, present value of estimated future cash flows, and other modeling techniques. The fair values were adjusted to reflect nonperformance risk of both the counterparties and the Company.

(ii) Fair value hierarchy:

On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS 157”), for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157” delays the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, the Company has not applied the provisions of SFAS 157 to the initial measurement of intangible assets. Additionally, the provisions of SFAS 157 were not applied to fair value measurements of the Company’s reporting units (Step 1 of goodwill impairment tests performed under SFAS 142) and non-financial assets and non-financial liabilities measured at fair value to determine the amount of goodwill impairment (Step 2 of goodwill impairment tests performed under SFAS 142). On January 1, 2009, the Company will be required to apply the provisions of SFAS 157 to fair value measurements of non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

In October 2008, FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” was issued effective immediately. FSP FAS 157-3 clarifies the application of SFAS 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Company has considered the guidance provided by FSP FAS 157- 3 in its determination of estimated fair values during 2008.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value and items for which the fair value option has been elected) at December 31, 2008 in ThCh$:

	USGAAP Fair Value Measurement at Reporting Date Using
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Investment securities	$475,196	475,196	—	—

Liabilities:
Derivatives	$2,397,506	—	2,397,506	—

(iii) Fair value option:

Statement 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 157) provides entities with an option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. As of December 31, 2008, the Company opted not to measure financial instruments, other than investment securities and derivatives, at fair value, thus the implementation of SFAS 159 did not have a significant impact on the Company’s consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

d)	Available for-sale securities

The following is a summary of available-for-sale securities:

	As of December 31, 2007

	Cost	Gross unrealized gains	Estimated fair value

	ThCh$	ThCh$	ThCh$
Available for-sale securities:
Investments in equity securities	362,981	180,430	543,411

	As of December 31, 2008

	Cost	Gross unrealized gains	Estimated fair value

	ThCh$	ThCh$	ThCh$
Available for-sale securities:
Investments in equity securities	365,408	109,788	475,196

Certain investment securities as defined under SFAS 115 are presented as investments in other companies (as described in Note 11) for Chile GAAP purposes.

e)	Useful life of property, plant and equipment

The Company’s property, plant, and equipment are being depreciated over the following useful lives:

Years

Plantations	15 to 20
Buildings and infrastructure	10 to 30
Wine storage equipment:
• Aging barrels (wood)	5 to 7
• Plastic vats	10 to 20
• Stainless-steel tanks	20
• Cements tanks	30
Machinery and equipment	3 to 20
Transportation equipment	4 to 6
Supplies (Containers – shipping and reusable storage)	3 years
Other fixed assets	5 to 8
Computer software	3 to 4
Leased assets	5 to 25

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

f)	Income taxes

A significant portion of income before income taxes and minority interest, and the related income taxes are from Chile subsidiaries. Income tax expense recognized under US GAAP is as follows for each year presented:

	2006	2007	2008

	ThCh$	ThCh$	ThCh$
Charge for the period under Chile GAAP	5,000,092	8,892,993	9,101,545
US GAAP adjustments:
Deferred tax effect of applying SFAS 109	(114,098)	(238,779)	(241,102)
Deferred tax effect of US GAAP adjustments	(37,421)	(28,193)	(31,543)

Charge for the period under US GAAP	4,848,573	8,626,021	8,828,900

The Chile statutory tax rate in effect for each of the years presented was 17% for 2006, 2007 and 2008, respectively. The reconciliation of income tax expense as computed at the statutory income tax rate to the provision for income tax expense is as follows:

	2006	2007	2008

	ThCh$	ThCh$	ThCh$
Tax expense at statutory Chile tax rates	4,027,980	8,016,859	7,123,626
Increase (decrease) in statutory rates resulting from:
Non-deductible expenses	319,069	603,250	1,744,986
Non-taxable income	(88,068)	(96,616)	(142,131)
Other	589,592	102,528	102,419

Tax expense at effective tax rates	4,848,573	8,626,021	8,828,900

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

Significant components of the Company’s deferred tax assets and liabilities, under US GAAP, as of December 31, 2007 and 2008 are as follows:

	As of December 31, 2007			As of December 31, 2008

Temporary differences	SFAS No. 109 applied to Chile GAAP	SFAS No. 109 applied to US GAAP adjustments	SFAS No. 109 US GAAP balance	SFAS No. 109 applied to Chile GAAP	SFAS No. 109 applied to US GAAP adjustments	SFAS No. 109 US GAAP balance

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Provision for doubtful accounts	203,856	—	203,856	236,562	—	236,562
Provision for obsolescence	451,948	—	451,948	565,036	—	565,036
Amortization of intangibles	44,754	—	44,754	—	—	—
Provision for vacations	283,083	—	283,083	236,384	—	236,384
Staff severance indemnities	218,346	—	218,346	273,539	—	273,539
Unrealized gains	313,466	(30,673)	282,793	305,506	(18,664)	286,842
Benefits for tax loss carryforwards	2,063,080	—	2,063,080	1,900,970	—	1,900,970
Leased assets	76,712	—	76,712	47,521	—	47,521
Recoverable taxes provision	64,149	—	64,149	45,773	—	45,773
Other	166,648	(60,548)	106,100	291,994	(38,175)	253,819

Total deferred tax assets	3,886,042	(91,221)	3,794,821	3,903,285	(56,839)	3,846,446

Forwards	73,007	—	73,007	310,308	—	310,308
Production expenses	3,806,735	—	3,806,735	5,034,760	—	5,034,760
Fixed assets depreciation	10,398,252	73,789	10,472,041	10,998,080	64,503	11,062,583
Inventories	938,569	—	938,569	810,591	—	810,591
Other	176,094	—	176,094	234,937	—	234,937

Total deferred tax liabilities	15,392,657	73,789	15,466,446	17,388,676	64,503	17,453,179

Net deferred tax liabilities	(11,506,615)	(165,010)	(11,671,625)	(13,485,391)	(121,342)	(13,606,733)

The net current deferred tax asset as per SFAS 109 as of December 31, 2007 and 2008 amounted to ThCh$2,259,704 and ThCh$2,812,094, respectively. The net non-current deferred tax liability as per SFAS 109 as of December 31, 2007 and 2008 amounted to ThCh$13,931,329 and ThCh$16,418,827, respectively.

In July 2006, FASB Interpretation No FIN 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) was issued. FIN 48 is an interpretation of SFAS 109, and seeks to reduce the diversity in practice associated with certain aspects of recognition and measurement in accounting for income taxes. FIN 48 clarifies the accounting for income taxes by prescribing a minimum threshold a tax position is required to meet before being recognized in the financial statements, and provides guidance on recognition, classification, interest and penalties, and requires expanded disclosure with respect to the uncertainty in income taxes.

The Company adopted the provisions of FIN 48 on January 1, 2007, and there was no effect on the consolidated financial statements. As a result, the Company did not record any cumulative effect adjustment related to adopting FIN 48. As of January 1, 2007, and for the 12-month periods ended December 31, 2007, and 2008 the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recorded. The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits as a component of operating expenses. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Parent and its Chilean subsidiaries file their standalone income tax returns in Chile while its principal foreign subsidiaries file their income tax returns in their respective countries. The Chilean income tax returns of the Parent and its Chilean subsidiaries are open to examination by the relevant income tax authorities for the tax years beginning in 2005 while the income tax returns of the principal foreign subsidiaries remain subject to audit for tax years beginning in 2002 (Argentina) and 2007 (UK).

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

As of December 31, 2008, the Company has not recorded income taxes on undistributed earnings of its foreign subsidiaries since these earnings are intended to be indefinitely reinvested. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

g)	Shareholders’ equity

As of December 31, 2007 and 2008, the authorized share capital of the Company was comprised of 719,170,735 nominal shares without stated value all of which were issued, outstanding, registered on the three Chilean stock exchanges. Of these authorized shares, 142,000,000 were registered on the New York stock exchange through the American Depository Receipt (ADR) mechanism. The Bank of New York (according to Circular 1375 issued by the SVS on February 12, 1998, hereinafter “Circular 1375 SVS,” which states that the Depositary shall be the shareholder of record of the shares underlying the (ADS).

Shareholders elected the members of the Board of Directors with each share having equal voting rights.

In accordance with Chile regulations, other reserves of ThCh$8,555,868 included in shareholders’ equity as of December 31, 2008 are not distributable as dividends.

h)	Lease commitments

The Company leases certain office space and office equipment under a long-term lease which is accounted for as a capital lease for both Chilean and US GAAP. Rentals are due in quarterly and monthly instalments through January 2010 and are stated in UF. The lease liability is recorded in other payables. The related future minimum lease payments as of December 31, 2008 will be follows:

Year ended December 31,	ThCh$

2009	636,415
2010	539,419
2011	442,422
2012	442,422

Total future minimum lease payments	2,060,678
Interest	(485,365)

Present value of net minimum lease payments	1,575,313

Amortization of assets recorded under capital leases is included within depreciation expense and amounted to ThCh$350,156 and ThCh$201,840 for the years ended December 31, 2007 and 2008, respectively.

Rent expense for the years ended December 31, 2006, 2007, and 2008 was ThCh$255,985, ThCh$453,272 and ThCh$636,415, respectively.

i)	Credit arrangements

The Company has renewable lines of credit arrangements for short-term Chilean peso borrowing with various Chilean and foreign banks totalling, in the aggregate ThCh$302,819,639 of which ThCh$208,723,923 was available as of December 31, 2008.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

j)	Concentrations of credit and other risks

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash deposits, investment securities and trade accounts receivable.

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

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company’s customer base and their dispersion around the world. Sales to the Company’s five largest distributors, represented 26.5%, 29.4% and 38.9% of total export revenues for the years ended December 31, 2006, 2007, and 2008, respectively. The Company’s exclusive agent and importer in the United States, who imports and resells the Company’s products to distributors who service all 50 states, was the Company’s largest single customer in 2008, corresponding to 10.1% of the Company’s total revenue and 12.6% of the Company’s export revenues (9.7% and 12.3% in 2007 and 11.5% and 15.0% in 2006 , respectively).

In addition, the Company has also a concentration on the supply of certain raw materials. The Company purchases more than 70% of its bottling needs from a single supplier.

k)	Advertising costs

Advertising costs are expensed as incurred. Advertising expense of ThCh$26,141,400, ThCh$32,320,568, and ThCh$32,709,652 was recorded in 2006, 2007, and 2008, respectively.

l)	Segment information

Revenues from sales of wine by major geographic areas based on location of customer are as follows:

The sales are grouped by destination of the goods sold.

	Years ended December 31,

	2006	2007	2008

	ThCh$	ThCh$	ThCh$
CHILEAN OPERATIONS	58,376,315	60,721,825	61,100,321
FOREIGN OPERATIONS:
Europe	100,252,610	140,369,043	146,641,938
United States	31,207,907	33,897,581	34,263,976
South America	25,812,935	29,623,282	28,413,398
Central America and Caribbean	17,411,820	19,032,119	19,465,945
Asia	8,441,560	13,353,807	14,693,175
Canada	9,717,490	11,461,239	12,811,564
Other	1,226,076	2,766,361	4,775,427

Total foreign operations	194,070,398	250,503,433	261,065,423

Total revenues	252,446,713	311,225,257	322,165,744

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

Long-lived assets by geographic area for each of the two years presented are as follows:

	December 31,

	2007	2008

	ThCh$	ThCh$
CHILE OPERATIONS	209,294,773	233,621,354
FOREIGN OPERATIONS:	20,284,901	27,637,605
Argentina	20,266,094	27,564,530
Brazil	—	25,395
England	18,807	47,680

Total long-lived assets (1)	229,579,674	261,258,959

(1)Long-lived assets are comprised primarily of property, plant, equipment, goodwill and other intangible assets.

m)	Allowances for doubtful accounts, income tax recoverable, inventories and others

The following is a rollforward of the changes to the allowances for doubtful accounts, income tax recoverable, inventories, and the allowance for other accounts receivable:

	Balance at beginning of year	Price-level restatement (1)	Charged to costs and expenses	Write-offs	Reclassifications	Balance at end of year

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Year ended December 31, 2006
Deducted from asset accounts:
Allowance for doubtful accounts	809,391	(16,648)	87,551	(134,202)	(121,726)	624,366
Allowance for inventories	1,519,072	(31,244)	962,517	(631,530)	—	1,818,815
Income tax recoverable	413,781	(8,511)	11,513	—	—	416,783
Other accounts receivable	151,281	(3,110)	54,163	—	121,726	324,060
Year ended December 31, 2007
Deducted from asset accounts:
Allowance for doubtful accounts	624,366	(43,020)	72,199	(15,951)	—	637,594
Allowance for inventories	1,818,816	(125,319)	2,030,099	(1,037,476)	—	2,686,120
Income tax recoverable	416,783	(28,717)		(10,718)	—	377,348
Other accounts receivable	324,059	(22,328)	369,847	—	—	671,579
Year ended December 31, 2008
Deducted from asset accounts:
Allowance for doubtful accounts	637,594	(52,108)	(77,604)	93,306	(1,214)	599,974
Allowance for inventories	2,686,120	(219,527)	2,629,362	(1,089,374)	(682,841)	3,323,740
Income tax recoverable	377,348	(30,839)	(77,257)	44,009	—	313,261
Other accounts receivable	671,580	(54,886)	(218,981)	—	(77,377)	320,336

(1)	Reflects the effect of price-level restatement for comparative purposes on the allowance for doubtful accounts at the beginning of each period, adjusted to constant Chilean pesos of December 31, 2008.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

n)	Disclosure regarding interest capitalization

	Years ended December 31,

	2006	2007	2008

	ThCh$	ThCh$	ThCh$
Interest cost incurred	5,022,203	4,979,380	6,385,418
Interest capitalized under Chile GAAP and US GAAP	439,327	651,486	1,115,473

o)	Cash flow information

The cash flow statement under Chile GAAP does not differ significantly from a US GAAP cash flow statement. The cash provided by (used in) operating activities, the cash provided by (used in) financing activities, and cash provided by (used in) investing activities are as follows:

	December 31,

	2006	2007	2008

	ThCh$	ThCh$	ThCh$
Cash provided by operating activities under Chile GAAP	33,188,967	64,123,941	21,382,359
Cash provided by operating activities under US GAAP	33,188,967	64,123,941	21,382,359
Cash provided by financial activities under Chile GAAP	(2,161,819)	(24,006,132)	29,255,868
Cash provided by financial activities under US GAAP	(2,161,819)	(24,006,132)	29,255,868
Cash used in investing activities under Chile GAAP	(30,321,456)	(39,201,708)	(49,592,435)
Cash used in investing activities under US GAAP	(30,321,456)	(39,201,708)	(49,592,435)

For purposes of the statement of cash flows using US GAAP classifications, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The detail of cash and cash equivalents is as follows:

	December 31,

	2006	2007	2008

	ThCh$	ThCh$	ThCh$
Cash	2,328,444	2,943,250	3,949,865

Cash paid for interest and income taxes during 2006, 2007, and 2008 were:

	2006	2007	2008

	ThCh$	ThCh$	ThCh$
Cash paid for interest	4,110,788	5,748,868	3,205,659
Cash paid for income taxes	3,231,156	4,996,413	5,514,764

p)	Estimated amortization expense of intangibles

The estimated amortization expense in each of the succeeding five years for intangible assets is expected to be approximately ThCh$277,351 for 2009, ThCh $274,125 for 2010, ThCh $254,540 for 2011, ThCh $233,391 for 2012, and ThCh $212,225 for 2013.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

q)	Maturities of debt

The following payments of bank borrowings and bonds (short-term obligations, short-term portion of long-term obligation and long-term debt), are scheduled to be paid during each of the following five years as indicated below:

Year ended December 31,	ThCh$

2009	71,933,023
2010	19,974,975
2011	7,458,714
2012	4,815,052
2013 and thereafter	36,362949

Total	140,544,712

r)	Disclosures regarding post-retirement benefits

Please see Note 2 r) for a description of the Company’s accounting policies regarding severance indemnities and Note 19 for the required disclosures under Chile GAAP. Additional disclosures related to post-retirement benefit obligations that are required under US GAAP are not material to the financial statements.

s)	Deferred harvest cost

Harvest cost deferral is based on the earnings cycle of crop-growing plus vinification activities. Section 6.08 of the AICPA Industry Guide for Agricultural Producers and Agricultural Cooperatives, which provides guidance applicable to operators of vineyards as established in Section 6.29 of the Industry guide, states in part, “Generally, farming procedures undertaken alter the current year harvest benefit the crop of the succeeding year”. Over the course of our farming activities undertaken from May through the following April, we incur direct and indirect costs that benefit the crop of the succeeding year. Such costs relate to the usage of agricultural supplies, depreciation of machinery and equipment used in the tilling of the land , and worker labor. Paragraph 38 of Statement of Position 85-3, “Accounting by Agricultural Producers and Agricultural Cooperatives” (“SOP 85-3”) states, “All direct and indirect costs of growing crops should be accumulated and growing crops should be reported at the lower of cost or market”. We believe our practice of deferring these costs and recognizing them in earnings upon the sale of inventories is consistent with the provisions of SOP 85-3. The indirect costs are accumulated by vintage and allocated based on the actual production in kilograms which each vintages acreage (or, in our case, hectarage) produces. These costs are included in prepaid expense under Chile GAAP and were reclasificated to inventory under US GAAP .

Additionally, we have certain deferred harvest costs (direct and indirect) related to our vinification cycle which are allocated to the liters produced of our individual vintages as they move through work in process to the finished goods stage. These costs accumulate in deferred harvest costs from the end of the harvest cycle until the wine has been bottled or packaged at which point they become part of the cost of finished goods inventory.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

t)	US GAAP condensed balance sheets

Certain reclassifications (2007 and 2008) and adjustments would be made to the Chile GAAP balance sheet in order to present amounts in accordance with presentation requirements under US GAAP. Harvest costs are included separately in current assets according to Chile GAAP while harvest costs are included in inventories in current assets in US GAAP. The adjustment of the cost value of wine is included in current liabilities in Chile GAAP while in US GAAP, it is included in Inventory. The detail of the nature of the adjustments to US GAAP is disclosed in Note 38 l k).

The effect of the following reclassifications and adjustments in the respective columns discloses amounts as they would be presented in a US GAAP condensed balance sheet

2007	Chile GAAP balance	Adjusment US GAAP	US GAAP balance

	ThCh$	ThCh$	ThCh$
Current assets:	199,383,737	—	199,383,737
Property, plant and equipment:	212,685,089	(1,923,411)	210,761,678
Other assets:	16,894,585	743,263	17,637,848
Total assets	428,963,411	(1,180,148)	427,783,264
Current liabilities:	102,574,892	4,497,950	107,072,843
Long-term liabilities:	83,833,962	2,180,399	86,014,361
Minority interest:	17,607	—	17,607
Shareholders’ equity:	242,536,950	(7,858,497)	234,678,453
Total liabilities and shareholders’ equity	428,963,411	(1,180,148)	427,783,264

2008	Chile GAAP Balance	Adjusment US GAAP	US GAAP Balance

	ThCh$	ThCh$	ThCh$
Current assets:	256,558,157	—	256,558,157
Property, plant and equipment:	242,145,022	(1,962,502)	240,182,520
Other assets:	19,113,937	770,992	19,884,929
Total assets	517,817,116	(1,191,510)	516,625,606
Current liabilities:	166,827,016	4,531,268	171,358,284
Long-term liabilities:	87,897,145	1,907,640	89,804,785
Minority interest:	7	—	7
Shareholders’ equity:	263,092,948	(7,630,418)	255,462,530
Total liabilities and shareholders’ equity	517,817,116	(1,191,510)	516,625,606

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

u)	Income statement (certain line items presentation)

Certain reclassifications would be made to the Chile GAAP income statement in order to present the following line items in conformity with US GAAP.

The detail of the nature of adjustment to US GAAP is disclosed in Note 38 1k).

	2006

	Chile GAAP Balance	Adjusment US GAAP	Reclasification	US GAAP Balance

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	28,448,150	(202,682)	63,867	28,309,335
Non-operating income and expenses	(4,544,994)	(6,470)	(63,867)	(4,615,331)
Income taxes	(5,000,092)	151,519	—	(4,848,573)
Minority interest:	(1,954)	—	—	(1,954)

Net income for the year	18,901,110	(57,633)	—	18,843,477

	2007

	Chile GAAP Balance	Adjusment US GAAP	Reclasification	US GAAP Balance

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	51,450,491	(150,337)	(316,959)	50,983,195
Non-operating income and expenses	(5,458,043)	1,165,546	316,959	(3,975,538)
Income taxes	(8,892,993)	266,972	—	(8,626,021)
Minority interest	(9,511)	—	—	(9,511)

Net income for the year	37,089,944	1,282,181	—	38,372,125

	2008

	Chile GAAP Balance	Adjusment US GAAP	Reclasification	US GAAP Balance

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	51,281,556	(170,694)	595,487	51,706,349
Non-operating income and expenses	(7,028,096)	(2,179,753)	(595,487)	(9,803,336)
Income taxes	(9,101,545)	272,645	—	(8,828,900)
Minority interest	(24)	—	—	(24)

Net income for the year	35,151,891	(2,077,802)	—	33,074,089

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

v)	Recently issued US GAAP accounting pronouncements applicable to the Company

Statement of Financial Accounting Standards (“SFAS”) No. 141(R), Business Combinations (“SFAS 141(R)”), and No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 (“SFAS 160”): SFAS 141(R) and SFAS 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS 141(R) will be applied to business combinations occurring after the effective date. SFAS 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting SFAS 141(R) and SFAS 160 on its consolidated financial position and results of operations.

Financial Accounting Standards Board (“FASB”) Staff Position FAS 141(R)-1, “Accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies” (“FSP FAS 141(R)-1”): FSP FAS 141(R)-1 amends and clarifies SFAS 141(R) to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. Under the new guidance, assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. If fair value cannot be determined, companies should typically account for the acquired contingencies using existing guidance. This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting FSP FAS 141(R)-1 on its consolidated financial position and results of operations.

SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 (“SFAS 161”): SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS 161 on the disclosures about its hedging activities and use of derivatives.

SFAS No. 165, “Subsequent Events” (“SFAS 165”): SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 becomes effective to interim or annual financial periods ending after June 15, 2009. The Company does not expect any material impact from adoption of SFAS 165 on its consolidated financial position or results of operations since all events or transactions that may affect recognition or disclosure in the consolidated financial statements have been considered.

FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”): FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of adopting FSP FAS 142-3 on its consolidated financial position and results of operations.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008)

Note 38 – Differences between Chilean and United States generally accepted accounting principles, continued

SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”): SFAS 167 improves financial reporting by enterprises involved with variable interest entities. The FASB developed this pronouncement to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, “Accounting for Transfers of Financial Assets”, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. SFAS 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not expect any material impact from adoption of SFAS 167 on its consolidated financial position or results of operations.

FASB’s Emerging Issues Task Force consensus on EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”):EITF 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, which is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required. An impairment charge by the investee should result in an adjustment of the investor’s basis of the impaired asset for the investor’s pro-rata share of such impairment. In addition, EITF 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor’s ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with any gains or losses recorded through earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of SFAS 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of SFAS 115, or the cost method under APB 18, as appropriate. EITF 08-6 is effective for transactions occurring on or after December 15, 2008. The Company is currently evaluating the impact of adopting EITF 08-6 on its consolidated financial position and results of operations.

FASB Staff Position FAS 152-2 and FAS 124-2, “Recognition and presentation of other-than-temporary impairments” (“FSP FAS 152-2 and FAS 124-2”): FSP FAS 152-2 and FAS 124-2 clarifies that in periods in which an entity determines that a security’s decline in fair value below its amortized cost basis as other than temporary, the entity shall present the total other-than-temporary impairment in the income statement with an offset for the amount of the total other-than-temporary impairment that is recognized in other comprehensive income, if any. This FSP is effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently evaluating the impact of adopting FSP FAS 152-2 and FAS 124-2 on its consolidated financial position and results of operations.

FASB Staff Position FAS 157-4, “‘Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly” (“FSP FAS 157-4”): FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP is effective for periods ending after June 15, 2009 and is applied prospectively. The Company is currently evaluating the impact of adopting FSP FAS 157-4 on its consolidated financial position and results of operations.

As discussed on Note 37, the Company is in the process of adopting IFRS as its statutory accounting framework. The Company does not expect to fully implement IFRS for its next Annual Report on Form 20-F for fiscal year ended December 31, 2009. The Company is currently evaluating the impact of adoption of IFRS on its consolidated financial position or results of operations.