Form 20-F
period 2009-12-31
CONCHA Y TORO WINERY INC
filed 2010-06-30
CIK 930543

As filed with the Securities and Exchange Commission on June 30, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report For the transition period from ______________ to ________________
Commission File number 001-13358

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
Shares of common stock without nominal (par) value                    747,005,982

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

If this is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark whether the Registrant is large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232,405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☐ International Financial Reporting Standards as issued	☑ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
☐ Item 17 ☑ Item 18

   If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑
* Not for trading, but only in connection with the registration of ADS.

*           The Registrant has responded to Item 18 in lieu of this Item.

-i-

CERTAIN DEFINED TERMS

Unless otherwise specified, all references to “U.S. dollars,” “dollars” or “US$” are to United States dollars and all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos. “UF” refers to the Unidad de Fomento, an accounting unit used in Chile. The exchange rate between the UF and the Chilean Peso is constantly adjusted to inflation so that the value of the Unidad de Fomento remains constant. Viña Concha y Toro S.A. (“Concha y Toro” or the “Company”), a corporation (sociedad anónima abierta) formed under the laws of the Republic of Chile (“Chile”), publishes its consolidated financial statements in Chilean pesos, adjusted to reflect changes in purchasing power due to inflation. See Notes 2(d), 23 and 37 to the audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 2008 and 2009 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009 (the “Consolidated Financial Statements”) contained in Item 18. Unless otherwise specified, financial information regarding the Company is presented in constant Chilean pesos as of December 31, 2009 and in accordance with generally accepted accounting principles in the Republic of Chile (“Chilean GAAP”). Chilean GAAP varies in certain important respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 37 to the Consolidated Financial Statements contained in Item 18. Amounts in tables appearing in this Annual Report may not total due to rounding. “The Exchange Act” refers to the U.S. Securities Exchange Act of 1934.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements contained in this Annual Report may be identified by the use of forward-looking terminology, such as “anticipate,” “continue,” “estimate,” “expect,” “intend,” “may,” or the negative thereof or other variations thereon or comparable terminology. In particular, among other statements, certain statements in Item 4 — “Information on the Company — Business Overview” with regard to management objectives, trends in market shares, market standing and product volumes and the statements in Item 5 — “Operating and Financial Review and Prospects” and Item 11 — “Quantitative and Qualitative Disclosures About Market Risk,” with regard to trends in results of operations, margins, overall market trends, interest rates and exchange rates are forward-looking in nature. By their nature, forward-looking statements involve risks, uncertainty, assumptions and other factors which could cause actual results, including the Company’s financial condition and profitability, to differ materially and be more negative than the results herein described.

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

Selected Historical Financial Data

The following table presents selected consolidated financial data, under the captions “Consolidated Statement of Income Data — Chilean GAAP,” and “Consolidated Balance Sheet Data — Chilean GAAP,” as of December 31, 2008 and 2009 and for each of the years in the three-year period ended December 31, 2009, derived from the Consolidated Financial Statements included in this Annual Report and as of December 31, 2005, 2006 and 2007 and for each of the years in the two-year period ended December 31, 2006, derived from Consolidated Financial Statements not included in this Annual Report. The audited Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 37 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP that affect the financial statements of the Company, the effects of such differences on the calculation of shareholders’ equity and net income and a reconciliation to U.S. GAAP of shareholders’ equity at December 31, 2008 and 2009, and of net income for each of the years in the three-year period ended December 31, 2009. This information should be read in conjunction with the Consolidated Financial Statements including the notes thereto (the “Notes”), included in Item 18 herein and the statements in Item 5 — “Operating and Financial Review and Prospects”. All information expressed in Chilean pesos, except dividends, is presented in constant Chilean pesos at December 31, 2009 purchasing power based on the Chilean Consumer Price Index (“CPI”).

	As of and for the Year Ended December 31,
	2005	2006	2007	2008	2009
	Ch$	Ch$	Ch$	Ch$	Ch$
	(Expressed in millions of constant Ch$, except financial ratios and per share/ADS amounts)

Consolidated Statement of Income Data
Chilean GAAP:
Revenue from sales	234,931	246,641	304,067	314,756	353,595
Operating income	29,061	27,794	50,268	50,103	44,607
Non-operating income (expense), net	(2,794)	(4,440)	(5,332)	(6,866)	8,259
Net income	22,212	18,466	36,237	34,343	44,160
Net income per share	30.9	25.7	50.4	47.8	59.1
Net income per ADS(1)	618	514	1,008	955	1,182
Dividend declared per share(2)	10.60	9.00	18.95	19.55	23.70
Weighted average number of shares outstanding(3)	719,170,735	719,170,735	719,170,735	719,170,735	747,005,982
U.S. GAAP:
Revenues from sales	234,931	246,641	304,067	314,756	353,595
Operating income	28,748	27,659	49,811	50,518	44,704
Net income	24,384	18,410	37,490	32,313	43,590
Basic and diluted earnings per share	34.71	26.20	52.13	44.93	58.35
Weighted average number of shares outstanding(3)	719,170,735	719,170,735	719,170,735	719,170,735	747,005,982
Consolidated Balance Sheet Data
Chilean GAAP:
Total assets	359,295	391,318	419,098	505,907	511,528
Long-term financial debt	70,321	70,539	67,004	68,142	62,097
Shareholders’ equity	198,513	208,147	236,959	257,042	307,409
Capital stock	52,183	52,183	52,183	52,183	72,812
Additional paid-in-capital- share premium	6,089	6,089	6,089	6,089	6,004
U.S. GAAP:
Total assets	357,024	390,196	417,944	504,743	521,298
Long-term financial debt	70,321	70,881	67,004	68,142	62,097
Shareholders’ equity	195,323	205,091	229,280	249,587	306,033
Selected Financial Ratios (4)
Chilean GAAP:
Operating margin	12.4%	11.3%	16.5%	15.9%	12.6%
Net margin	9.5%	7.5%	11.9%	10.9%	12.5%
Financial debt to equity	52.2%	52.5%	38.9%	54.0%	31.7%
Debt to capitalization	34.3%	34.4%	28.0%	35.1%	24.1%
U.S. GAAP:
Operating margin	12.2%	11.2%	16.4%	16.0%	12.6%
Net margin	10.4%	7.5%	12.4%	10.3%	12.3%
Financial debt to equity	53.1%	53.3%	40.1%	55.6%	30.2%
Debt to capitalization	34.7%	34.8%	28.6%	35.7%	23.2%
Consumer Price Index(5)	3.6%	2.1%	7.4%	8.9%	-2.3%

(1)	Determined by multiplying per share amounts by 20 (1 ADS = 20 Shares), unaudited.
(2)	Dividends per share are expressed in historical pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year.
(3)	Calculated on the basis of the number of shares outstanding and fully paid together with the pro-rata portion of the number of shares outstanding but not yet fully paid for each period.
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

Unless otherwise indicated, U.S. dollar equivalent information, except export figures, for information in Chilean pesos, is based on the Observed Exchange Rate for December 31, 2009, which was Ch$507.10 per U.S. dollar. No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

Exchange Rates

Banco Central de Chile (the “Central Bank of Chile”) authorizes three types of exchange rates in Chile: (i) a reference rate set by the Central Bank of Chile, (ii) a rate set in the formal institutional market for foreign exchange currency and (iii) a rate set in a less regulated informal market for foreign exchange.

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

The Mercado Cambiario Informal (the “Informal Exchange Market”) is a currency market comprised of exchange houses and money changers in Chile. The Informal Exchange Market reflects the supply and demand for foreign currency and the rate of exchange in the Informal Exchange Market can fluctuate freely, above or below the Observed Exchange Rate. Since 1990, the rate of exchange for pesos into U.S. dollars in the Informal Exchange Market has been similar to that in the Formal Exchange Market. The Observed Exchange Rate as of May 31, 2010 was Ch$530.62 per U.S. dollar.

The following table sets forth the annual high, low, average and year-end Observed Exchange Rates for U.S. dollars for each year indicated and for each month during the previous six months, as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report any buying rate for Chilean pesos.

Annual High, Low, Average and Year-End
Observed Exchange Rate

	Ch$ per US$
Year	High(1)	Low(1)	Average(2)	Period-end
2005	592.75	509.70	559.86	512.50
2006	549.63	511.44	530.26	532.39
2007	548.67	493.14	522.69	496.89
2008	676.75	431.22	521.79	636.45
2009	643.87	491.09	559.67	507.10
December, 2009	508.75	494.82	501.45	507.10
January, 2010	531.75	489.47	500.66	523.10
February, 2010	546.18	523.10	532.56	527.84
March, 2010	533.87	508.66	523.16	524.46
April, 2010	527.38	514.91	520.62	517.23
May, 2010	549.17	517.23	533.21	530.62

(1)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.
(2)	The average of the daily rates during the period.

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

In effect, the 2008-2009 season was characterized by normal climatic conditions, absence of rain and a long harvest period. On the other hand, the 2009-2010 season presented different characteristics: in particular a cold spring and some freezes which resulted in lower agricultural yields for the national wine industry, although it did not affect the quality of the grapes harvested. Future freezes or drought conditions in Chile could severely affect the quantity or quality of the production of wine by the Company. Most of the Company vineyards have drip irrigation; accordingly, the impact of a drought on the Company’s vineyards would be mitigated. See Item 4 — “Information on the Company — Chilean Wine Industry Overview.”

Phylloxera, a pest which attacks the roots of grapevines, has widely infested vineyards outside of Chile but to date has never been found in Chilean vineyards. The Company, like most Chilean wine grape growers, still uses the French root varieties which are susceptible to phylloxera. While the Company carefully screens new root stock for signs of infestation and adheres to the regulations imposed by the Servicio Agrícola y Ganadero (the “Chilean Agriculture Service”) requiring that all vegetation introduced into Chile be isolated under observation for a period of two years, there can be no assurance that the Company’s vineyards and other Chilean vineyards will continue to be phylloxera-free. Infestation could have a material adverse effect on the Company while vineyards are being replanted and as they come into full production. See Item 4 — “Information on the Company — Chilean Wine Industry Overview — Phylloxera.”

Risks Associated with Higher Taxes, Tariffs. The Company’s core business is the production and sales of wines. Wines are subject to a number of taxes and tariffs, including excise taxes in the United States, in the United Kingdom and in the Company’s other principal export markets. Additional increases in such taxes and tariffs could depress wine consumption in those markets and could adversely affect the Company’s sales.

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

Dependence on Distributors. The Company relies on distributors to sell its products in export markets. Sales to the Company’s largest distributor, Banfi Products Corporation (“Banfi”) in the United States represented 12.9% and 12.6% of the Company’s total export revenues in 2009 and 2008; and 9.1% and 9.2% of total revenues in 2009 and 2008, respectively. Sales to the Company’s five largest distributors, including Banfi, represented 25.4% and 26.5% of total export revenues in 2009 and 2008, respectively and are expected to continue to represent a significant portion of the Company’s total export revenues in the future. The Company has written agreements with most of its distributors—usually one– to two–year terms, automatically renewable. In addition, the Company’s strategy to expand sales in major export markets is to a large extent dependent on the performance of its distributors. See Item 4 — “Information on the Company — Business Overview — Company Sales — Export Markets — Distribution in Export Markets.”

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

The Company has a license from Tetra Pak de Chile Comercial Ltda. (“Tetra Pak Chile”) to package wine in Tetra Brik packages and purchases these unassembled pre-printed packages from Tetra Pak Chile. Wine sold in Tetra Brik packages accounted for approximately 67.8% and 52.8% of the Company’s domestic sales by volume and value, respectively, in 2009 and 70.2% and 55.8%, respectively, in 2008. Although the Company believes that alternate suppliers are available, an interruption in the supply of Tetra Brik packages to the Company for any reason could result in a short-term material adverse effect on the Company’s operations. See Item 4 — “Information on the Company — Business Overview — Bottling.”

The Company currently relies on approximately 750 outside vineyards for supplies of grapes and approximately 70 producers for bulk wine. In 2009, approximately 62%, of the grapes used in the production of the Company’s premium, varietal and, bi-varietal wines were purchased by the Company from independent growers in Chile. Additionally, in 2009, the Company purchased grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company. Most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year. In 2009, the Company had long-term contracts with up to approximately 20% of its growers.

Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations.

Competition. The wine industry in Chile and in the Company’s export markets is intensely competitive. In Chile and in approximately 135 other countries, the Company’s wines compete with wines and other beverages from Chile and other countries. Chilean wines, in general, compete with wines produced in the United States, Europe, Australia, South Africa, South America and New Zealand. In addition, the Company’s wines compete with other beverages including soft drinks, liquors, beer and, in Chile, pisco (a Chilean grape spirit). Many of the Company’s competitors in Chile and abroad have significantly greater financial resources than the Company.

Due to competitive factors, the Company may not be able to increase prices of its wines in line with rising farming, vinification, selling and promotional costs. See Item 5 — “Operating and Financial Review and Prospects.” There can be no assurance that in the future the Company will be able to compete successfully with its current competitors or that it will not face greater competition from other wineries and beverage manufacturers. See Item 4 — “Information on the Company — Company Sales — Chilean Markets — Local Competition” and “— Company Sales — Export Markets — Export Sales and Competition.”

Dependence on Consumer Spending. The success of the Company’s business depends on a number of factors which may affect the level of consumer spending and consumer spending patterns in Chile and in the Company’s export markets, including the general state of the economy, tax rates, the deductibility of business entertainment expenses under applicable tax laws and consumer preferences, confidence and income. As widely reported, the worldwide and Chilean economies have experienced adverse conditions and may be subject to further deterioration for the foreseeable future. The Company is subject to risks associated with these adverse conditions. These conditions include economic slowdown and its impact on consumer spending in Chile and in the Company’s export markets can affect the quantity and price of wines that customers are willing to purchase. Such changes may result in reduced demand and lower prices for the Company’s products, limitations on the Company’s ability to pass through increased taxes and higher product costs to price-sensitive consumers, increased levels of selling and promotional expenses and decreased sales of the Company’s higher-priced premium and varietal wines. Consequently, changes in consumer spending could have a material adverse effect on the Company. See Item 5 — “Operating and Financial Review and Prospects.”

Difficulty of Enforcing Judgments Under U.S. Federal Securities Laws. The ability of a purchaser of American Depositary Shares (“ADS”) of the Company to enforce judgments under the U.S. federal securities laws against the Company or its directors and executive officers may be limited by several factors.

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

Seasonality. The wine industry in general and the Company in particular, have historically experienced and are expected to continue to experience, seasonal fluctuations in revenues and net income. In the past, the Company has had lower sales and net income during the first quarter and higher sales and net income during the third and fourth quarters. The Company expects this trend to continue. Sales can fluctuate significantly between quarters, depending on the timing of certain holidays and promotional periods and on the rate at which distributor inventories are depleted through sales to wine retailers. Sales volume tends to decrease if distributors begin a quarter with larger inventory levels, which is typically the case in the first quarter of each year. See Item 4 — “Information on the Company — Business Overview — Seasonality.”

Risks Relating to Chile

Dependence on the Chilean Economy. As of December 2009, 92% of the Company’s assets were located in Chile. In 2009 and 2008, sales in the Chilean market accounted for approximately 20.7% and 19.0%, respectively, of the Company’s total revenues. Historically, domestic wine sales show a high degree of correlation with the economic situation prevailing in a country. Accordingly, the Company’s financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile. The main Chilean indicators for 2008 and 2009 were:

•	GDP grew 3.7% in 2008 and decreased 1.5% in 2009.

•	Private consumption grew 4.6% in 2008 and 0.9% in 2009.

•	The unemployment rate was 7.5% and 8.6% in December 2008 and 2009, respectively. As of February 2010, the unemployment rate was 8.5%, compared to 8.5% in February 2009.

•	As a percentage of GDP, investment in fixed assets was 29.2% in 2008 and 25.1% in 2009.

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

Volatile and Illiquid Nature of the Market for the Common Stock in Chile. The Common Stock of the Company is traded on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile and the Bolsa de Corredores — Bolsa de Valores (collectively, the “Chilean Exchanges”). The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange and which accounted for over 87% of Chile’s equity trading volume in 2009, had a market capitalization of approximately US$230.8 billion as of December 31, 2009 and an average monthly trading of US$3,465 million. The ten largest companies in terms of market capitalization represented approximately 48% of the aggregate market capitalization of the Santiago Stock Exchange as of December 31, 2009. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. The ten most widely-traded stocks in terms of trading volume accounted for approximately 58.7% of all trading volume on the Santiago Stock Exchange in 2009. During 2009, approximately 17.5% of the securities listed on the Santiago Stock Exchange traded an average of 85% or more of the trading days.

In addition, the Chilean securities markets may be affected by developments in other emerging markets, particularly other countries in Latin America.

Currency Fluctuations. The Chilean peso has been subject to large fluctuations in value in the past, most recently during the past five year period and may be subject to significant fluctuations in the future. See Item 3 — “Key Information — Exchange Rates.” Fluctuations in the exchange rate between the Chilean peso and other currencies affect the performance of the Company’s ADS, as well as the Company’s financial condition and results of operation in a variety of ways.

Because the ADS are denominated in U.S. dollars, a decrease in the value of the Chilean peso relative to the U.S. dollar may adversely affect the value of the Company and its Common Stock underlying the ADS. Whether a depreciation of the Chilean peso would adversely affect the value of the Company and its assets would depend on a variety of factors, including the ability of the Company and investors to access the foreign exchange markets in Chile, the timing, volume and execution of the Company’s treasury functions to convert foreign currency into Chilean pesos, the value of revenues denominated in foreign currency relative to Chilean pesos, the relative balances of Chilean pesos and foreign currency owned by the Company at any time and market perceptions of the severity of the impact of such events on the Company. If these and other factors, which may influence the value of the Company and its assets in either direction, have an aggregate negative effect on the value of the Company and its assets, a depreciation of the value of the Chilean peso would result in a decrease of the valuation of the assets underlying the ADS in U.S. dollar terms, thereby resulting in a decrease in the value of the ADS.

Because the Company’s export sales are primarily denominated in foreign currencies, changes in these foreign currencies to the Chilean peso may adversely affect the financial condition and results of operations of the Company. Over 79% of the Company’s revenues are related to foreign sales that are denominated in U.S. dollars, Euros, Pounds Sterling, Canadian dollars, Argentine pesos, Brazilian reais and Swedish and Norwegian crowns. Changes in these foreign currencies relative to the Chilean peso may result in operating losses for the Company and its subsidiaries. In order to mitigate the short-term effect of changes in currency exchange rates, the Company enters into, from time to time, forward exchange agreements. See Item 5 — “Operating and Financial Review and Prospects.”

The Company holds assets in Argentine pesos through its Argentine subsidiaries, whose assets are subject to currency fluctuation. Since 2004, the Company has used financial instruments to minimize this effect. Due to the conversion of the financial statements from Argentine to Chilean GAAP and the depreciation of the Argentine peso, in 2009, the Company recognized a gain of Ch$996 million, in 2008 recognized a loss of Ch$471 million and in 2007 a gain of Ch$124 million.

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

Under the Foreign Investment Contract, transferees of shares withdrawn from the ADS facility will not be entitled to access Chile’s Formal Exchange Market unless the withdrawn shares are redeposited with the Depositary. Cash and property dividends paid by the Company with respect to ADS held by a non-Chilean resident holder are subject to a 35% Chilean withholding tax, which is withheld by the Company. However, stock dividends are deemed a non-taxable event pursuant to Chilean Income Tax Law and, thus, are not subject to Chilean taxation. See Item 10 — “Additional Information — Taxation.”

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

Differences in Corporate Disclosure and Accounting-Taxation Standards. The principal objective of Chile’s securities laws governing publicly traded companies, such as the Company, is to promote disclosure of all material corporate information to investors. In addition, Chilean law imposes restrictions on insider trading and price manipulation. However, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets and Chilean disclosure requirements differ from those in the United States. These differences may result in fewer protections for holders of ADS than would exist if United States securities laws governed the Company’s domestic securities transactions. Nevertheless, during 2009 a new set of rules were enacted (Law of Corporate Governance N° 20.382) in order to improve the protection of the minority shareholders; these rules focused principally on the following matters:

•
Reducing information asymmetries between shareholders: The Law of Corporate Governance (i) requires the board of directors of a company to generate a set of rules designed to ensure the timely and complete release of information required by the Chilean Securities and Insurance Supervisor (“SVS”), the stock exchange markets and the general public; (ii) requires the board of directors of a company to ensure that all legal and financial information required to be released to the shareholders and the general public, shall not first be disclosed to anyone in the company other than those employees or executives who, because of their position or activity, should know this information before it is made available to shareholders and the general public; and (iii) requires the company to issue a set of rules and procedures regarding variation in or changes to securities prices, applicable to all directors and executives.

•
Strengthening the role of the independent director as a representative of minority shareholders: The Law of Corporate Governance clearly establishes who may serve in a company as independent director and clearly states the procedure for their election. The Law of Corporate Governance requires at least one independent director on a local director’s committee.

•
Ensuring the Corporate welfare in transactions with related parties: The Law of Corporate Governance provides strict procedures for approving related party transactions. Excluding minor exceptions, transactions with related parties shall have prior approval and shall be carried out only if they promote the corporate welfare.

•	Long distance voting for shareholder’s meetings: The Law of Corporate Governance also authorizes long distance voting for shareholder’s meetings according to general rulings issued by the SVS.

•
New right of retirement scenario: The Law of Corporate Governance includes the right of the minority shareholders to force the controlling shareholder to purchase their shares if it acquires more than a 95% stake of a company.

•	Insider Information: The use of insider information for personal benefit is prohibited under Chilean corporate law.

There are also important differences between Chilean and U.S. accounting principles and reporting standards. As a result, Chilean financial statements and reported earnings may differ from those reported based on U.S. accounting and reporting standards. Dividends can be paid only from the Company’s income determined in accordance with Chilean GAAP. In 2007 the SVS and the Company began a migration program from local accounting principles to International Financial Reporting Standards (“IFRS”). During 2010 the Company’s financial statements will be presented in accordance with IFRS principles.

Differences in Shareholders’ Rights. The corporate affairs of the Company are governed by Chilean law and the By-Laws. The By-Laws perform functions similar to those performed by both the certificate of incorporation and the bylaws of a corporation incorporated in the United States. See Item 10 — “Additional Information — Estatutos (By-Laws).” The principles of law applicable to the Company and its shareholders differ from those that would apply if the Company were incorporated in the United States. However, shareholders who own 5% or more of the Company as well as any of its directors are entitled to take legal action in the name of the Company against anyone who may have caused damage to the Company.

Inflation. Although inflation in Chile has moderated in recent years, Chile has historically experienced high levels of inflation. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on the Company’s financial condition and results of operations. The annual rates of inflation for 2009, 2008 and 2007 were -2.3%, 8.9% and 7.4%, respectively.

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

The Company is the largest Chilean producer and exporter of wines in terms of both volume and value, with total sales in 2009 of 259 million liters and Ch$353,595 million.

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

The Company owns and operates vineyards that grow grapes for use in the Company’s wine-making operations, vinification plants (which convert grapes into wine), bottling plants and its wine distribution network. Within Chile, the Company owns and operates vineyards located in Chile’s nine principal wine growing regions. In addition to its properties in Chile, the Company owns a winery and vineyards in Mendoza, Argentina.

In domestic and export markets, the Company’s bottled wines are sold in the premium, varietal, bi-varietal and sparkling wine segments. In the domestic and export markets, the Company sells popular wines, packaged primarily in 1, 1.5 and 2.0 liter Tetra Brik packages. A small quantity of wine, 0.8% of total revenues, was sold in bulk form in domestic and export markets.

The Company sells its premium wines under brand names including: Don Melchor, Carmín de Peumo, Amelia, Terrunyo, Marqués de Casa Concha, Gran Reserva Serie Riberas, Casillero del Diablo, Trio and Late Harvest. The Company sells its varietal and bi-varietal wines under the brand names Sunrise, Concha y Toro and Frontera. In addition, the Company’s subsidiaries, Viña Cono Sur, Viña Maipo, Viña Palo Alto, Viña Maycas del Limarí and Trivento, market their premium, varietal and bi-varietal wines under the brand names Cono Sur, Isla Negra, Maipo, Palo Alto, Maycas del Limarí and Trivento. The Company sells popular wines under the brand names Tocornal, Clos de Pirque, Exportaciόn and Fressco. See Item 4 — “Information on the Company — Chilean Wine Industry Overview — Wine Classifications,” “— Business Overview — Company Sales — Chilean Markets” and “— Company Sales — Export Markets.”

The Company’s first initiative toward the development of more complex wines was the launching of Casillero del Diablo in 1965. Casillero del Diablo was made from selected grapes and aged two years longer than the standard Cabernet Sauvignon then being produced. Today, Casillero del Diablo is the largest seller among the Company’s premium wines. In the past eight years, the Company has focused its marketing efforts on the Casillero del Diablo brand. Through a global marketing campaign launched in August 2001 and with a new packaging originally unveiled in 2002, the Company’s target is to transform Casillero del Diablo into a global brand. In 2009, sales of Casillero del Diablo totaled 2.60 million cases.

The Company has produced sustained growth in recent years in all areas of its business, maintaining its position as the undisputed leader in the Chilean wine industry. Concha y Toro has strongly penetrated the principal external markets, where the brand enjoys high recognition and growing brand preference. Different factors have contributed to the Company’s strength in both the domestic and external markets. Most notable are its investments in the latest technologies and production techniques for producing premium and super-premium wines, the growth of and constant innovation in its own production and the launching of new products in the premium segment. In addition, the Company has a solid distribution network that complements an export strategy based on the market diversification and constant expansion.

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

The Company’s wholly-owned subsidiary, Sociedad Exportadora y Comercial Viña Maipo Ltda. (“Viña Maipo”), currently exports Viña Maipo brand wines and holds investments in affiliated companies. The Company’s wholly-owned subsidiary, Viña Cono Sur S.A., is involved in the sale, both in the local and export market, of Cono Sur and Isla Negra brand wines. In 1996, the Company, through Comercial Peumo and Viña Maipo, acquired Viña Patagonia S.A. (“Viña Patagonia”), the Company’s first non-Chilean subsidiary. In 2001, Viña Patagonia changed its trading name to Trivento Bodegas y Viñedos S.A. (“Viña Trivento” or “Trivento”) to reinforce the marketability of Trivento, its main brand and range of wines. Viña Trivento is located in Mendoza, Argentina.

In recent years, the Company has launched several new wines, marketed and distributed by its subsidiaries, to strengthen its position in the premium and super-premium categories. In 2006, the Company introduced a premium wine, Palo Alto, to the market and in 2007, the Company introduced wines from Viña Maycas del Limarí, a new super premium winery. Viña Maycas del Limarí is located in the Limarí Valley, a relatively new wine region in the north of Chile that the Company believes has strong enological potential and in which the Company has invested in the recent years. In August 2009, the company launched in Chile (and in selected markets) a new line of wines, Gran Reserva Serie Riberas to strengthen the super-premium category of the Concha y Toro portfolio. The Serie Riberas line originates in vineyards located in the basins of different Chilean rivers that receive cool breezes from the coast and are noted for the freshness of their wines.

In 2009, a new subsidiary of Viña Cono Sur, Viñedos Los Robles SpA, was created to sell fair trade wines, mainly in the UK and European markets. Its main brand is Los Robles La Fonda.

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

In 1997, the Company and Baron Philippe de Rothschild S.A. (“Rothschild S.A.”) formed a joint venture company organized under the laws of Chile, named “Baron Philippe de Rothschild - Concha y Toro S.A.” The joint venture company changed its name to Viña Almaviva S.A. in June 1998 (“Viña Almaviva”). The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto to and controls 50% of the capital of, Viña Almaviva. Viña Almaviva is expected to produce a “Primer Orden,” or first-growth wine, the first of its kind ever produced in Chile. Primer Orden wines are regarded to be the equivalent of Grand Cru Classé wines from the Bordeaux region of France. In 1998, Viña Almaviva launched its first Primer Orden wine from its 1996 harvest under the name “Almaviva.” Worldwide distribution of Almaviva, in all countries except for Chile and the U.S., is handled by Bordeaux Negociants. Distribution of Almaviva in Chile is handled by the Company.

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

Following this strategy, the Company has invested around Ch$250 billion over the last ten years in land, vineyards, infrastructure and other wine business, in order to increase its own production. It has also introduced the highest level technology to its production methods in the wine-making area, always with the objective of improving the quality of its wines. There has also been a constant development of new products, investigation into new grape varieties and incorporation of new grape-producing valleys.

In the commercial area, the global distribution network has been strengthened with the opening of the Company’s own distribution offices in key markets.

At the same time, it has developed in Argentina the same business model as used in the Chilean strategy. Viña Trivento seeks sustained growth for its exports, reflecting the acceptance of Argentine wines in the principal markets.

In 2009, the Company made approximately Ch$32,132 million (approximately US$63 million) of capital investments, which included the acquisition of new vineyards, development of new vineyards, increasing the vinification and cellar capacity and buying new agriculture machinery, among others. The Company has established a capital expenditure budget of approximately Ch$21,500 million (approximately US$40 million) for 2010 to support expected future growth in sales through planting of new vineyards and expanding production capacity. Investments mainly comprise acquiring and planting new vineyards, the construction of storage and vinification facilities, expansion of the bottling plant and acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines. The Company expects to continue planting wine vines and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile, as well as in Argentina. For 2010, the investment budget includes the repair of the vinification and cellar capacity that was damaged or destroyed as a consequence of the earthquake that struck Chile on February 27, 2010.

The Company believes that a key factor in its past success and in any future success is its ability to maintain competitive prices while improving the quality of its wines. In order to increase its market share in the domestic market, the Company has maintained price competitiveness with beer and wine from other producers, introduced new wines targeted at different consumer segments and increased marketing and advertising support for its products. In export markets, the Company believes that it can continue to consistently offer high-quality wines at competitive prices in the premium, varietal and bi-varietal segments and that such wines can successfully compete with the best European, Australian, South African and U.S. wines. See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategies” and “ — Export Marketing Strategy.”

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

The climate of Chile’s Central Zone is defined as temperate Mediterranean with an extended dry season. Rainfall mainly occurs during wintertime, with annual averages of 300 mm to 700 mm. Rainfall is strongly influenced by the El Niño and La Niña phenomena. If El Niño brings rainier and warmer conditions, La Niña brings dry and colder weather. Springs are usually mild, albeit not completely frost-free; when they do hit, frosts strongly affect the production of grapes. The dry season spans from summertime to the early days of fall, a pattern which favors the ripening of both red and white grapes.

The Company owns or leases vineyards in the nine principal wine-growing regions in Chile. These regions include, from north to south: Limarí, Aconcagua, Casablanca, San Antonio, Maipo, the Rapel Valley sub-regions of Cachapoal and Colchagua, Curicó and Maule. Most of these regions possess distinct weather and soil characteristics. However, they share the important characteristics of cool nights and hot days with daily temperature variations of 12°C to 20°C (54°F to 68°F) in the summer. This type of climatic condition is essential for growing “wine quality” grapes. See Item 4 — “Information on the Company — Business Overview — Vineyards.”

Limarí Valley. Limarí is a transversal valley that runs from east to west, from the Andes to the Pacific and is situated 400 kilometers (250 miles) north of Santiago. It is a fairly narrow valley bounded by small mountainous chains to the north and south; its main features are sedimentary and mineral soils and a semi-arid climate with strong marine influence, particularly in the area closer to the Pacific Ocean. The absence of rainfall during ripening season, in addition to the extreme luminosity of the skies, makes for concentrated grapes with enhanced color and aromas. The varieties that benefit the most from this privileged setting are Chardonnay, Sauvignon Blanc and Syrah.

Aconcagua Valley. Aconcagua valley is located approximately 90km (56 miles) to the north of Santiago. The Aconcagua River is the main source of irrigation for the fertile lands around and thus permits our grapes to be harvested in alluvial soils. This zone is known for its benign Mediterranean weather, in which the high temperatures during the day contrast harmonically with colder nights. Some regions of this valley have been recognized as ideal for the production of red wine varieties, due to the pleasantly warm temperatures, while the coastal areas’ marine cooling breezes are suitable for the production of white wines.

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

San Antonio Valley. One of the most recently created Chilean denominations, this small valley was only defined as a controlled origin in 2002. San Antonio stretches to the very edge of the Pacific Ocean and its characteristic lack of significantly high relief allows for the free entry of the strong oceanic influence. The ensuing frequent breezes, fresh temperatures and clayish soils make it a favorite spot for cold-climate white varieties and Pinot Noir.

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

Curicó Valley. The Curicó Valley is similar to the Rapel Valley in terms of its geographic features, soil and climatic conditions. It is located between the Rapel and Maule Valleys and its main commercial center is the city of Curicó. The climate and soil conditions in the valley are suitable for the production of a wide variety of premium wines.

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

The Company believes that Chilean land suitable for grape cultivation is cheaper than comparable land in most of the other wine-producing areas of the world. Chilean vineyards take typically three to four years after planting to produce grapes that can be used for wine making. A vineyard can produce grapes suitable for vinification for up to 40 years or more. The annual growing season starts in September and lasts until April or May. Harvest occurs between March and May, depending on the location of the vineyard and the variety of the grape being grown.

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

Maipú Region. The Maipú region is located in the upper part of the Mendoza River, 18 kilometers (11 miles) to the southeast of the city of Mendoza, next to Luján de Cuyo. Its altitude is 790 meters (2,592 feet) above sea level. The area is suitable for the production of red grapes such as Malbec and Cabernet Sauvignon.

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

Tupungato Region. The Tupungato region is located 90 kilometers (56 miles) southwest of Mendoza and rises to approximately 1,100 meters (3,600 feet) above sea level. Elegant whites and early ripening reds grow well here. Syrah and Pinot Noir are popular examples of grapes grown in this area.

La Consulta-San Carlos Region. San Carlos region is located 110 kilometers (68 miles) southwest of Mendoza. The altitude in this area ranges from 1,000 to 1,200 meters (from 3,280 to 3,937 feet) above sea level. The area is well suited for red grapes such as Malbec.

Rivadavia Region. The Rivadavia region is located 80 kilometers (49 miles) southeast of Mendoza and is part of the East Mendocino region. Its altitude is 660 meters (2,165 feet) above sea level in a zone of sandy soil with very good drainage characteristics. The average temperature is higher than in the First Zone and Uco Valley regions which, together with the availability of water from the Tunuyán River, allows for the optimal development of different varieties of grapes, the most important of which are the Malbec and Syrah varieties.

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

Chile is one of the few countries where pre-phylloxera Bordeaux cuttings are widely used and as such, phylloxera has not been found in Chile to date. The Company still uses the original French root varieties, introduced from France approximately 125 years ago, which remain free of this pest. To protect itself from the possibility of phylloxera infestation, the Company carefully screens all cuttings before planting. Regulations imposed by the Chilean Agriculture Service require that all vegetation introduced into the country be isolated under observation for a period of two years. There can, however, be no assurance that the Company’s and other Chilean producers’ vineyards will remain free of phylloxera infestation. Infestation would have a material adverse effect on the Company and its production of grape crops.

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

In 1995, the Ministry of Agriculture implemented a decree to regulate wine bottle labeling, which included the use of grape varieties, vintage years and regional denominations of origin. The decree was drafted by a committee (which included representatives of the Company) designated by the Asociación de Viñas de Chile A.G. (the “Exporters’ Association”). The decree ordered that Chilean premium and varietal wines must contain at least 75% of the variety of grapes specified on the label. This decree enhanced the image of the Chilean wine industry, by providing for better information, quality and transparency for the consumer. The Company has adopted most of the controls set forth in the decree and continues to benefit from the enhanced image of the Chilean wine industry.

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

As of December 2009, the Company had approximately 10,955 arable hectares (approximately 27,059 acres) on 41 owned and eight leased vineyards in the Limarí, Aconcagua, Casablanca, San Antonio, Maipo, Cachapoal, Colchagua, Curicó and Maule Valleys of the Central Zone in Chile and on eight vineyards in the Maipú, Tupungato, Rivadavia, San Carlos, Luján de Cuyo and San Martín regions, all located in Mendoza, Argentina. As of December 2009, approximately 85% of the arable land owned or leased by the Company is planted with wine-producing grapes in various stages of maturity. Approximately 67% of the Company’s planted hectares in Chile are planted primarily with five types of noble grapes: Cabernet Sauvignon, Merlot, Carmenere, Chardonnay and Sauvignon Blanc. In recent years, the Company has increased the planting of these five varieties of grapes in response to increasing consumer demand in the United States, Europe and Asia for premium and varietal wines. The Company believes that with the plantings of these noble grape varieties, it should be able to respond to the shift in consumer demand for premium and varietal wines made from these varieties of grapes. There can be no assurance, however, that consumer demand for these wines will increase in absolute terms or that consumption of wines produced by the Company from these varieties of grapes, as opposed to those produced by its competitors, will increase. In addition, there can be no assurance that competitors of the Company, either singly or in the aggregate, will not be in a better position to take advantage of changing consumer demand patterns for premium and varietal wines, by reason of planted acreage or otherwise.

The Company’s remaining land under cultivation is planted mainly with Syrah, Pinot Noir, Malbec, Viognier, Pinot Blanc, Pinot Gris, Chenin Blanc, Riesling, Gewurztraminer and Sangiovese grapes.

The Company expects that the vines planted in 2006 will be in full production in 2010.

The table below shows the Company’s currently-producing and newly-planted vineyards by valley as of December 2009.

Vineyards	Currently Producing	Plantings 2006 - 2009	Total Vineyards Planted	Fallow	Orchards(1)	Total Arable
	(in hectares)
Chile
Owned – Chile:
Limarí Valley	548	325	873	301	113	1,287
Casablanca Valley	148	20	168	12		179
San Antonio Valley	—	130	130	—		130
Aconcagua Valley	—	—	—	129		129
Maipo Valley	705	35	740	2		742
Cachapoal Valley – Rapel Valley	800	476	1,276	539	71	1,887
Colchagua Valley – Rapel Valley	1,323	273	1,596	67	—	1,663
Curicó Valley	505	133	638	77		714
Maule Valley	1,757	446	2,203	193		2,396
Total Owned – Chile	5,787	1,838	7,625	1,320	185	9,128
Leased – Chile:
Casablanca Valley(2):	240	7	247	—		247
Maipo Valley(3):	240	24	264	—		264
Colchagua Valley(4):	—	104	104	—		104
Total leased	480	135	615	—		615
Total Chile	6,266	1,973	8,239	1,320	185	9,744
Owned - Argentina
Total Mendoza, Argentina	780	281	1,061	151		1,211

Total	7,046	2,254	9,300	1,470	185	10,955

(1)	These hectares include 185 hectares of fruit trees planted on the Company’s La Granja, Peumo and Idahue vineyards. This land can be returned to grape production.
(2)	The Company leases three vineyards in the Casablanca Valley (93.73, 125.79 and 27 arable hectares) with leases expiring in 2023, 2028 and 2036, respectively.
(3)
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

(4)	In 2008, Viña Cono Sur leased two vineyards in Colchagua valley comprising of 104.5 arable hectares.

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

Premium Reds. The Company’s premium red wines are primarily made from select Cabernet Sauvignon, Merlot, Carmenere, Syrah, Pinot Noir and Malbec grapes grown in vineyards in the Maipo, Rapel and Maule valleys. The wines are made in the Company’s Puente Alto, Cachapoal and Lourdes plants. As part of its capital expenditure program, the Company has installed the most advanced stainless steel fermentation tanks available that incorporate refrigeration and heating systems. Grapes are crushed, separated from their stems and the must is fermented with the skins and pulp in stainless steel tanks at temperatures of 28°C to 30°C (82°F to 86°F), to obtain color and develop body. The resulting wine is left in contact with the skin for longer periods in the case of premium red wines than for red varietal or bi-varietal wines. Contact with the skin and solids (the maceration process) give the wine body, color and complexity. After separation and pressing of the solids to extract press wine, the wine is subjected to a malolactic fermentation process. The malolactic fermentation uses either introduced or normally present bacteria to transform the malic acid with a lower Ph to lactic acid of higher Ph, producing a smoother and more biologically stable wine with enhanced aroma and bouquet. The wines are then aged in French and American oak barrels for a period of eight to eighteen months, depending on wine type, brand and kind of barrel, in order to obtain additional body and complexity. Once bottled, the wine is aged further in the Company’s wine cellars at Pirque for two to twelve months, depending on the brand.

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

Sparkling Wine. Sparkling wines are the product of a second alcoholic fermentation of wine with yeasts in isobaric tanks for a period from two to eight months, depending on the type of sparkling wine. This second fermentation allows for the retention of the characteristic effervescence. The Company produces four types of sparkling wine. Casillero del Diablo and Cono Sur are sparkling premium wines made from Chardonnay and Pinot Noir grapes. The Company also produces a standard sparkling wine made from Chardonnay, Riesling and Chenin Blanc and a Sparkling Moscato made from Moscatel grapes.

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

Sources of Grapes and Purchased Wine

Grapes are the main raw material in the wine making process. In 2009, approximately 62% of the grapes used in the production of premium, varietal and bi-varietal wines were purchased from third parties. In addition, the Company purchased grapes and bulk wine required to produce approximately 100% of its popular wines. Prevailing prices for grapes at harvest time reflect market conditions.

Company Vineyards. In 2009, approximately 38% of the Company’s production of premium, varietal and bi-varietal wines was from grapes grown on the Company’s owned and leased vineyards in Chile. The Company believes that production of its own grapes offers greater control over costs and quality and improves reliability of supply. To that end, the Company continues to expand its grape production. The Company’s policy is that, to the extent possible, only grapes grown in the Company’s own vineyards are to be used to produce the Company’s premium wines.

Outside Suppliers. In order to satisfy its need for grapes for the production of premium, varietal, bi-varietal and sparkling wine not otherwise met by its own vineyards, as well as its requirements for grapes and bulk wine for 100% of its popular wines, the Company buys grapes from approximately 750 independent growers in Chile. The identity of such growers, as well as the amounts purchased from them, does not change significantly from year to year and most of these growers have been selling to the Company for many years. The main criteria used to select independent growers are geographic location, the variety of grapes grown and the grower’s farming methods. With the objective of assuring quality production, the Company offers its suppliers technical assistance based on rigorous criteria similar to that which is applied within its own wineries. The Company also purchases small quantities of grapes from entities in which several of its directors, executive officers or members of their families have an interest. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

In accordance with Chilean wine industry practice, most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year. This renewal is not compulsory and depends on the Company’s demand and seasonal market prices. In order to minimize the risk of crop loss, the agreements are entered into between January and April each year, after the grapes have begun to mature and the size of the crop can be more accurately estimated. Delivery schedules are agreed upon according to the degree of ripeness of each grape variety. The management of these outside vineyards is directed by the Company’s own technical personnel and the Company establishes standards regarding the use of pesticides, cultivation, harvest date, transportation system, sugar, acidity and Ph concentration. Selection of the grapes and approval of their quality is carried out by the Company’s technical department. The price of the grapes is proportional to the estimated alcohol content over 12% in the resulting wine. Payment for grapes obtained from independent growers is made mainly in ten interest-free installments throughout the year. In 2009, the Company had long-term contracts with up to approximately 20% of its growers.

Bulk Wine Purchases. The Company purchases wine in bulk from a number of outside suppliers for the wine used in the production of the Company’s popular wines. The Company’s technical department approves such wine purchases. Payments are traditionally made in ten interest-free monthly installments.

Vinification

The Company seeks to use the latest technology in all areas of vinification while maintaining the wine-making traditions of its founders. The Company has twelve wine-making plants in Chile which turn grapes into premium, varietal and bi-varietal wines. The locations of these plants and their production capacity in 2009 are shown below. Additionally, the Company leases plants, mostly to vinify generic grapes for the production of popular wines.

In Argentina, Trivento owns two plants for the vinification and aging of its wines. Additional capacity to meet its vinification needs is leased from third parties.

Plant	Valley	Production -2009
		(in millions of kilograms)
Chile:
Nueva Aurora	Limarí	9.1
Puente Alto	Maipo	12.9
Lo Espejo	Maipo	5.6
Cachapoal	Cachapoal - Rapel	33.1
Chimbarongo	Colchagua - Rapel	69.9
Cono Sur	Colchagua - Rapel	12.4
Peralillo	Colchagua - Rapel	2.3
Las Mercedes	Colchagua - Rapel	10.2
Lontué	Curicó	28.4
Curicó	Curicó	9.7
Lourdes	Maule	27.0
San Javier	Maule	35.0
Total Chile		255.6
Argentina :
Trivento	Maipú	11.8
Tres Porteñas	San Martín	9.5
Total Argentina		21.3

In addition, the Company’s facilities at Pirque have the capacity to produce 2.26 million bottles or 1.7 million liters of sparkling wine.

The Company uses a combination of epoxy-lined cement tanks, stainless steel tanks and French and American oak barrels to ferment, age and store its wine. As of December 2009, the Company’s total storage and fermentation capacity in Chile was approximately 323 million liters. Total owned capacity in Argentina was 31 million liters. Trivento rents additional storage facilities, as needed, for its operation.

The following table shows the Company’s approximate fermentation and storage capacity by type of container for the years indicated:

	December,
Type of Container	2007	2008	2009
	(in million liters)
Chile:
Epoxy-lined cement tanks	152.8	185.4	193.5
Steel tanks	100.6	118.0	118.1
French and American oak barrels	10.0	10.7	11.4
Chilean wood casks	0.3	0.3	0.3
Total Chile	263.7	314.4	323.3
Argentina:
Epoxy-lined cement tanks	19.3	19.3	17.2
Steel tanks	9.6	10.6	12.5
French and American oak barrels	0.5	0.8	1.0
Total Argentina	29.4	30.7	30.7

The Company uses American and French oak barrels for the production of all its premium wines, except Late Harvest. Although the use of oak barrels increases the Company’s winemaking costs, the Company is certain that it enhances the quality of its premium wines. Oak barrels are purchased in several sizes and are treated prior to delivery in accordance with the Company’s needs. Oak barrels are used for up to two years to produce the highest quality premium wines, such as Don Melchor and are then used for another five years to enhance other wines. As of December 2009, the Company had approximately 50,000 French and American oak barrels.

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

Bottling

After vinification and, in the case of premium wines, aging, wine is ready to be bottled. The Company has three bottling plants near the Santiago metropolitan area: Pirque, Lo Espejo and Vespucio plants and a plant in Lontué. The Pirque bottling plant, located 28 kilometers from Santiago, is the Company’s principal bottling plant and a large amount of the Company’s premium, varietal, bi-varietal and sparkling wines are bottled there. The plant has five bottling lines accommodating bottles of 1.5 liter, 1 liter, 750 milliliter, 375 milliliter and 187 milliliter capacities. In addition the plant has one bag-in-box line. The facility in Pirque is equipped with the most advanced bottling and labeling equipment available and has an installed capacity of 11.7 million liters per month when operating three eight hour shifts per day, six days a week.

In March 2007, the Company leased a bottling plant from Viña Canepa. This plant has five bottling lines with a capacity of 3.2 million liters per month when operating three eight shifts per day, six days a week. This plant is located in Lo Espejo, in Santiago.

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

All of the Company’s premium and export wines are bottled in new bottles. Cristalerías, a principal shareholder of one of the Company’s main competitors, Santa Rita, supplies almost all of the Company’s bottles. The Company obtains the remainder of its bottles from other Chilean and Argentine manufacturers. Corks for most wines are produced in Spain and Portugal but are finished by Chilean firms. The Company owns 49.96% of the principal cork supplier, Industria Corchera. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.” Labels are produced in Chile. Chilean companies supply cases and capsules (the tin, plastic or aluminum covering for the neck of a wine bottle).

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

Storage. The Company has four warehouses for finished wine with the following capacities: Pirque 234,000 cases, the Vespucio logistic center 261,000 cases, the Santa Rosa warehouse 230,000 cases and the Lo Espejo plant 200,000 cases.

Domestic Distribution. The Company has its own direct distribution capacity through its wholly-owned subsidiary, Comercial Peumo. Comercial Peumo has a network of fifteen regional offices to service the entire Chilean national territory. Its sales force is made up of 144 salespeople, 37 supervisors and 3 sales managers. Comercial Peumo serves approximately 15,000 customers throughout Chile, making it the largest wine-oriented distribution company in Chile. The two largest single customers accounted for approximately 9.7% and 9.2% of the Company’s domestic sales in 2009.

A wholly-owned subsidiary, Transportes Viconto, transports bulk wine products between the Company’s cellars, production and bottling facilities and delivers wine products to container ships located in Chilean ports. Transportes Viconto relies on a twenty-one truck fleet, with a complement of trailers and tanks that has a total haulage capacity of 450 tons. This fleet also transports finished products to Comercial Peumo’s fifteen regional offices throughout Chile. Comercial Peumo subcontracts third party transportation services to distribute its products from its regional offices to its commercial clients.

Company Sales - Chilean Markets

Domestic Wine Sales. The Company’s domestic sales in liters, excluding sales of bulk wine, in 2007, 2008 and 2009 were approximately 77.3 million liters, 71.7 million liters and 74.2 million liters, respectively, resulting in gross revenues of Ch$51,997 million, Ch$50,184 million and Ch$53,631 million, respectively.

The Company’s bulk wine sales fluctuate from year to year because the Company sells bulk wine in the domestic market to reduce excess inventories. In 2009, sales of bulk wine represented 0.2% of total wine sales in the domestic market.

The Company is the largest wine producer in Chile and according to AC Nielsen, in 2009, the Company had the largest share of the domestic market with a 31.5% share in terms of volume and a 26.3% share in value. The Company competes in all segments of the branded Chilean market and seeks to keep prices competitive to make its products attractive to consumers. Its variety of brands allows it to target different market segments, from its upscale premium Don Melchor to its popular wine lines, while maintaining a competitive price/quality relationship across the range.

The following tables show the Company’s total domestic wine sales in constant Chilean pesos and liters for each of the calendar years indicated:

Domestic Wine Sales
	2007		2008		2009
	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%

Bottled wine	51,997	99.9%	50,184	99.0%	53,631	99.8%
Bulk	64	0.1%	513	1.0%	85	0.2%
Total	52,061	100.0%	50,697	100.0%	53,715	100.0%

	2007		2008		2009
	Th. Liters	%	Th. Liters	%	Th. Liters	%
Bottled wine	77,291	99.9%	71,742	98.8%	74,235	99.8%
Bulk	63	0.1%	850	1.2%	161	0.2%
Total	77,353	100.0%	72,592	100.0%	74,396	100.0%

The Chilean wine market can be divided into segments based on the price of a 750 ml bottle. The Company targets the following market segments: popular wines with prices ranging from Ch$500–999 per liter; bi-varietal (blend) wines with prices ranging from Ch$999–1,390; varietal wines with prices ranging from Ch$1,390–2,499; premium wines with prices ranging from Ch$2,790–5,000; super premium with prices between Ch$5,000–9,990; and ultra premium with prices over Ch$10,000.

Local Brands and Prices. The table below lists the Company’s major brands by segments of the Chilean wine market and approximate retail prices for each brand per 750 ml bottle as of April, 2010. Prices do not vary by type of wine within brand category.

Segment	Brand	Approximate Retail Price
		(As of April 2010 Chilean pesos)
Ultra Premium	Don Melchor	55,000
	Terrunyo	15,000
	Amelia	17,000
Super Premium	Marqués de Casa Concha	9,990
	Gran Reserva Serie Riberas	6,990
Premium	Trio	4,490
	Casillero del Diablo	3,890
	Late Harvest(1)	2,390
Sparkling	Subercaseaux	2,290
Varietal	Sunrise	1,890
	Santa Emiliana(2)	1,690
Bi-varietal	Frontera	1,490
Popular(3)	Exportación	1,260
	Clos de Pirque	1,249
	Tocornal	1,075
	Fressco Cooler	745

(1)	Late Harvest is a Sauvignon Blanc dessert wine which is only sold in 375 ml bottles.
(2)	The Company has a license from Viñedos Emiliana to bottle and distribute the Company’s wine domestically under Viñedos Emiliana’s labels.
(3)	Popular wine prices are per 1,000 ml.

Local Competition. The Company competes with a number of other Chilean wineries. The Company’s competitors in the premium segment are large and medium-sized Chilean wineries, mainly Santa Rita, Viña San Pedro Tarapacá S.A. (“San Pedro”), Bodegas y Viñedos Santa Carolina S.A., Viña Undurraga S.A., Viña Errázuriz S.A. and Cousiño Macul S.A.. The Company also competes, to a much lesser extent, with small Chilean wineries whose production and sales of premium wines are aimed primarily at export markets. Sales in the popular wine segment are concentrated in wines packaged in Tetra Brik packages. For the Chilean industry in 2009, Tetra Brik sales represented approximately 51% of all Chilean sales by volume in the popular wine segment. The Company believes that non-Chilean wineries have negligible sales in Chile because they find it difficult to match the price-value relationship offered by Chilean wineries, especially in the popular wine segment.

Popular wines produced in Chile, including those of the Company, also compete with other beverages such as beer, pisco and soft drinks. For the two month period ended March 2010, the ratio of popular wine price to beer price decreased from 1.31 in March 2009 to 1.28 in March 2010, mainly due to an increase in beer prices. In the face of increased competition by other beverages and in order to continue gaining market share, the Company has maintained its marketing efforts in the popular wine segment. See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategies.”

The following table shows the relationship between popular wine and beer prices and the Company’s sales for the years indicated:

Relationship Between Popular Wine and Beer Prices
	2007	2008	2009	2010
For the two-month period ended March:
Popular average wine price	944	965	1,045	1,050
Beer average price	677	743	800	822
Ratio of popular wine prices to beer prices	1.39	1.30	1.31	1.28

Source: Nielsen Retail Index. Measurement for the two-month period for supermarket and traditional retail (i.e. liquor and convenience stores) channels.

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

Regarding the portfolio of products, the Company is permanently developing new formats and updating the presentation of its products. Advertising methods and marketing strategies differ depending on whether the targeted segment is comprised of potential consumers of the Company’s premium, varietal, bi-varietal, or popular wines. During 2009, the greatest efforts in advertising were focused on strengthening the Clos de Pirque, Casillero del Diablo and Marques de Casa Concha brands in the market through mass media campaigns, including television and press.

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

Comercial Peumo sales of non-wine products in 2008 and 2009 totaled Ch$4,154 million and Ch$14,824 million respectively, with its new business area contributing 7.5% and 21.6%, respectively of sales of Comercial Peumo.

Company Sales - Export Markets

According to the Exporters’ Association, exports of Chilean wine totaled US$1,381 million and 694 million liters in 2009, representing an increase of 0.4% in value and an increase of 17.8% in volume terms, as compared to 2008.

Export Sales and Competition. The Company is the largest exporter of Chilean wines on both a volume and US$ value basis, with market share in 2009 of 23.8% and 28.6% (including bulk) respectively, according to the Exporters’ Association. The Company’s bottled wine market share by volume and US$ value was 38.4% and 32.3%, respectively, in 2009. The Company’s closest Chilean competitor in the bottled export segment, in terms of volume and US$ value, reported the equivalent of 32% and 34% of the Company’s sales, respectively.

The following table sets forth the Company’s export market share among Chilean wine producers, as a percentage of both volume and US$ value for the years 2005 to 2009:

Export Market Share
	Total Wine		Bottled(1) Wine
	Volume	US$ Value	Volume	US$ Value

2005	22.6%	24.3%	32.2%	27.2%
2006	21.9%	25.4%	33.4%	28.3%
2007	22.2%	27.4%	34.9%	30.2%
2008	25.4%	28.3%	37.0%	31.4%
2009	23.8%	28.6%	38.4%	32.3%

Source: Vinos de Chile, Exporter’s Association (1)Bottled and bag-in-box.

Principal Export Markets. This section describes principal trends and markets for Company sales originated in Chile which include exports to third parties and sales of the Company’s distribution subsidiaries in the UK, Nordic countries and Brazil. Company sales in the export market are distributed among the premium, varietal, bi-varietal, sparkling and popular wine segments. The Company also sells bulk wine abroad.

The Company’s bottled export sales in volume, in 2007, 2008 and 2009 totaled 134 million liters, 145 million liters and 158 million liters, respectively, resulting in revenues of Ch$218,526 million, Ch$225,694 million and Ch$250,910 million in 2007, 2008 and 2009, respectively.

As of December 31, 2009, the Company’s principal regional export markets were Europe, the United States, Central America, South America, Asia and Canada. Each market is unique and there are differences within markets due to variations in local regulations.

Wine Sales in Export Markets

	2007		2008		2009
	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%

Bottled wine	218,526	99.4%	225,694	98.8%	250,910	98.9%
Bulk	1,371	0.6%	2,708	1.2%	2,795	1.1%
Total	219,897	100.0%	228,403	100.0%	253,705	100.0%

	Th. liters	%	Th. liters	%	Th. liters	%
Bottled wine	134,254	97.7%	145,468	96.0%	158,175	96.3%
Bulk	3,168	2.3%	6,120	4.0%	6,072	3.7%
Total	137,422	100.0%	151,588	137,422	100.0%	151,588

Percentage of Export Sales by Volume to Regional Export Markets
(excluding bulk wine sales)

Market	2007	2008	2009
Europe	51.7%	52.0%	53.1%
United States	17.5%	17.9%	17.8%
Central America, Mexico and the Caribbean	9.4%	9.0%	8.4%
South America	9.8%	7.9%	7.4%
Asia	6.7%	7.3%	7.4%
Canada	3.7%	4.4%	4.1%
Africa/Other	1.2%	1.5%	1.8%
Total	100.0%	100.0%	100.0%

Sales in Export Markets by Volume to Regional Markets

	2007 Th. liters	2008 Th. liters	2009 Th. liters	Var % 2008-07	Var % 2009-08
Europe	69,430	75,592	84,025	8.9%	11.2%
United States	23,502	26,000	28,128	10.6%	8.2%
Central America, Mexico and the Caribbean	12,661	13,075	13,253	3.3%	1.4%
South America	13,158	11,572	11,699	-12.1%	1.1%
Canada	5,013	6,421	6,556	28.1%	2.1%
Asia	9,042	10,661	11,714	17.9%	9.9%
Africa/Other	1,449	2,147	2,800	48.1%	30.4%
Total	134,254	145,468	158,175	8.4%	8.7%

Europe. In 2009, sales to Europe increased by 11.2% in volume terms to approximately 84 million liters or 53.1% of Company sales volume in export markets. The Company’s European markets can be subdivided into three areas: Germany and non-wine-producing Western Europe, wine-producing Western Europe (except Germany) and Eastern Europe.

The Company believes that greater market opportunities exist in the United Kingdom, non-wine-producing countries of Western and Eastern Europe and Germany. For these countries, in 2009, the order of importance by sales for the Company was as follows: the United Kingdom, Sweden, Russia, Finland and Denmark. Among these countries, the Nordic countries (Finland, Sweden, Norway and Iceland) operate under a state-controlled system where each state purchases wine and sells it in its own stores at the retail level. The Company anticipates that in the future, the monopoly system in these countries may be replaced by a private or semi-private sales structure, but believes that because its brands are well known in these areas, the Company’s sales will not be adversely affected as a result. There can be no assurance, however, that such a regulatory change would not have a material adverse effect on the Company’s sales to such markets. During 2009, the Company started the operations of its own distribution subsidiaries in the Nordic countries of Sweden, Finland and Norway. Total sales in these markets in 2009 reached 11.9 million liters, representing a 1.4% growth as compared to 2008.

In the United Kingdom, the Company continues to broaden direct distribution to all market segments (i.e. multiples, specialists, cash and carry, wholesalers and independent vendors) and promote on-premise consumption (e.g., sales to restaurants), through its Concha y Toro, Viña Maipo, Cono Sur and Palo Alto brands. The impact of the severe economic contraction in this market led to strong demand in the lower-priced categories and promotional offers. The strength and breadth of the Concha y Toro UK portfolio enabled it to meet this demand with a highly-competitive offer centered on the brands Isla Negra, Viña Maipo and Frontera. Although expensive promotion activities were not taken on behalf of Casillero del Diablo, it experienced a small volume growth in 2009, due to steady distribution gain in the convenience sector. In 2009, Company’s sales in the United Kingdom grew by 19.2% to 5 million 247 thousand cases, compared to a market that grew 3%, which is a reflection of years of investment in the United Kingdom market, where the Company has developed strong brand recognition based on quality and competitive pricing.

The Company’s marketing strategy in Germany and the non-wine-producing countries of Western and Eastern Europe focuses on expanding the premium wine segment, particularly with the Casillero del Diablo brand and building brand recognition. Sales to Continental Europe showed growth of 2.3%, reflecting the impact of the economic recession in the first half of the year and a recovery toward the last quarter, with the contribution of the subsidiaries in the Nordic countries. The Company sees great potential in this region, with the exception of important wine producing countries such as Georgia, Hungary, Bulgaria and Moldova.

In the major wine-producing countries of Western Europe (e.g., Italy, France, Spain and Portugal), where the Company faces greater competition, the Company’s marketing strategy is to shift from sales of small quantities of super-premium wines to higher volume sales of premium wines in the off trade (supermarkets and wholesale chains).

United States. Sales volume to the U.S. market accounted for approximately 28 million liters in 2009 and 17.8% of sales volume in export markets. Volumes increased 8.2% in 2009, mainly as a result of a 6.2% growth in the premium category with a positive performance by Casillero del Diablo and a 15.5% expansion in the bi-varietal category, driven by the Frontera line with a large preference and attractive value offer.

According to the Exporters’ Association, the Company was the leading Chilean exporter to the United States in 2009, with a market share in volume at 41.5% of total Chilean wine exported to the US. Wine markets worldwide are divided into segments according to the price range of the wines and competitors differ from one segment to another. According to the wine classification method generally used in the U.S. market, the Company believes that the following wine categories are a representation of the wines sold by the Company in the United States: ultra premium, super premium, premium and popular premium. The Company believes that the Company’s wines would be classified within such categories as follows: ultra premium —Don Melchor, Amelia and Terrunyo; super premium—Marqués de Casa Concha and Gran Reserva Serie Riberas; premium—Trio, Casillero del Diablo, Palo Alto and Xplorador; and popular premium—the Company’s varietal wines and bi-varietals, including Sunrise, Frontera and Viña Maipo varietal wines, among others.

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

Central America, Mexico and the Caribbean. The Company’s 2009 sales volume to Central America, Mexico and the Caribbean totaled 13.3 million liters or 8.4% of the Company’s exports. The primary markets for the Company’s products in this region are Mexico, Costa Rica, Panama and the Dominican Republic. The Company has marketed its wines for more than twenty years in most of the countries in this region and the Company believes it is the largest Chilean exporter of bottled wines in all of these countries. Sales in volume terms increased by 1.4%, mainly impacted by the economic crisis and its effect on credit, consumption and exchange rates.

South America. In 2009, sales to South America increased by 1.1% in volume terms to approximately 11.7 million liters or 7.4% of the Company’s total exports. Wine sales in the region were affected by the economic deceleration and sharp exchange rates fluctuations and also due to the transition to own distribution in Brazil which had an impact on volumes. Annual sales in Brazil decreased 16% as compared to 2008; however from the second half of the year, sales regained their rhythm, thus confirming our decision with respect to this market’s potential. The Company is currently the leading Chilean exporter to most of the South American countries, with the exception of Paraguay and Venezuela. In each of these countries, the Company’s products are sold through exclusive local distributors and in some countries, the Company’s secondary brands are sold by different distributors.

Historically, export sales to South America have been limited by economic conditions. Chilean wines have traditionally enjoyed favorable customs treatment in South American countries compared with wine produced by nations outside of the region. This advantage may end as these countries lower their tariffs or follow the global trend toward open market economies.

Canada. In 2009, the Company’s sales to Canada increased 2.1% to approximately 6.6 million liters or 4.1% of the Company’s exports. Canada is the fourth largest national export market for the Company in volume and value terms.

The Canadian market is governed by provincial monopolies in nine of the ten provinces and the three territories. The monopolies (or liquor boards) buy and sell all imported (bottled) and locally produced liquors and wines. Each province is autonomous and each provincial liquor board has its own regulations and policies. Each liquor board is also responsible as guarantor of payments to its suppliers. Because the Canadian market is a controlled market, the buying system is highly concentrated and the marketing policies are strictly regulated. The Company believes that even if privatization of the provincial monopolies takes place, its sales will not be adversely affected because its brands are well-known in Canada. However, there can be no assurance that privatization would not have a material adverse effect on the Company’s sales to the Canadian market.

Asia. The Asian market accounted for approximately 11.7 million liters in 2009, equal to 7.4% by volume of the Company’s exports. In 2009, sales volume to Asia increased 9.9%, mainly due to an increase in sales of 24.5% in Japan. The other countries of the region were impacted by the macroeconomic conditions. Nevertheless, work continued on brand building and promotional support, fundamental for our strategy of increasing its presence in the region.

Other. The Company’s 2009 sales to countries in Africa and elsewhere totaled 2.8 million liters or 1.8% of the Company’s exports by volume. The largest market in this category is Angola.

Bulk Wine Exports. In 2009, the Company sold 6,072 thousand liters of bulk wine overseas, primarily to the United Kingdom, representing 3.7% of its exports by volume. Bulk wine sales is a spot business with no long-term commitments. Sales depend on price and availability of wine in Chile and other wine growing countries. The Company purchases almost all of the bulk wine it exports from outside suppliers. The Company expects bulk wine sales to diminish in significance as it continues to promote bottled wine sales. However, bulk wine sales may continue in countries depending on price, demand and availability for such wines.

Distribution in Export Markets. The Company’s products are distributed in approximately 135 countries by independent distributors, including four governmental liquor authorities. In most countries, the Company sells wine through a second and third distributor under the brand names of its subsidiaries Cono Sur, Maipo and Canepa. The Company sells “F.O.B. Chilean port” to its distributors in export markets.

In 2009, the United Kingdom, the United States, Japan, Canada and Sweden were the Company’s five largest national export markets and accounted for 60.5% of the Company’s exports by volume and 57.1% by value. The Company believes that its success in export markets is based on developing good relationships with established distributors and the good price-to-quality ratio of its products. The Company has written agreements with most of its distributors.

Independent Distributors. The Company’s exclusive agent and importer in the United States is Banfi, which imports and re-sells the Company’s products to distributors who service all 50 states. Banfi was the Company’s largest single customer in 2009, purchasing approximately 3.0 million cases of wine which represented 17% and 12.9% of the Company’s Chilean export sales by volume and value, respectively. The Company has a renewable 20-year contract with Banfi which expires in 2013. The contract prohibits the Company from selling to any other U.S. importer and prohibits Banfi from carrying other Chilean wines without the Company’s approval. Banfi carries a number of competitors’ products, including Riunite, one of the best-selling imported wines in the United States and Viñedos Emiliana. Banfi also imports wines produced by its own wineries in Italy. The Company and Banfi share the U.S. marketing costs for the Company’s wines.

Government Liquor Authorities. In Canada and the Nordic countries, the Company’s wine is sold through government liquor authorities. In such countries, products may be offered as a general listing or a specialty listing. General listings are those that are purchased by liquor boards on a regular basis and require a minimum sales level per period (which varies depending on the Canadian province and from country to country in the Nordic countries). Sales to government liquor authorities represented 11.6% and 14.6% of the Company’s export sales by volume and US$ value, respectively, in 2009. In all provinces in Canada, the Company operates with agents that work on a commission basis and are responsible for promotion and public relations. The exceptions are Alberta and British Columbia where the local liquor boards are buying from our agents or distributors.

Own Distribution Subsidiaries. In the United Kingdom, the Company’s wholly-owned subsidiary Concha y Toro UK distributes all brands of the Company and its subsidiaries, including Concha y Toro, Cono Sur and Isla Negra, Viña Maipo, Palo Alto and Trivento.

In 2008, Concha y Toro established distribution subsidiaries in Brazil, Sweden, Finland and Norway in order to strengthen its sales in those countries. These subsidiaries started their operations during the first quarter of 2009. The Nordic subsidiaries commercialize all of the Group brands including the Argentine portfolio with the exception of Cono Sur and Canepa. In Brazil, a third party distributor also sells some brands of the Company.

Export Marketing Strategy

Concha y Toro’s export strategy seeks to sustain attractive growth rates and achieve increasingly higher brand penetration and visibility in different markets and increase consumer awareness. With this goal in mind the company has developed a broad product portfolio which participates in all market segments by offering high quality wines at competitive prices, with growing brand preference and ample recognition by influential wine critics.

At the same time the Company has diversified its market scope by developing a portfolio of subsidiary wineries with the aim of reaching more consumers and strengthening its distribution channels. Its main subsidiaries are Viña Cono Sur, Viña Maipo, Viña Palo Alto, Viña Maycas del Limarí and Trivento Bodegas y Viñedos.

Another key part in the Company’s export marketing strategy has been to diversify its export markets on a regional basis. Diversification helps protect against economic and in some cases political, changes which may affect the market for the Company’s products. In particular, the Company has expanded its sales to Asian, African, Eastern European and Middle Eastern countries, where the consumption of wine is increasing. The Company has a strong distribution network and has developed long term relationships with its international distributors. This has enabled it to invest together with its business partners in brand building and market growth.

The Company may from time to time seek to strengthen distribution of its products by taking a direct role in distribution within a region or country. The Company may also take these steps in order to increase penetration and knowledge of these markets.

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

•
changing perception of consumers, especially in the United Kingdom and the United States, with respect to the quality of Chilean wines, thereby creating a growth opportunity for the Company for its premium and higher-priced wines;

•	launching new products;

•	marketing efforts and upgrading packaging for all product lines with a special focus on its global brand Casillero del Diablo; and

•	promotional and advertisement campaigns seeking consumer engagement, including on-premise sales (e.g., sales to restaurants).

The Company believes that there is a trend towards the consumption of premium wines from Chile and certain varietal wines in particular, in its major export markets, principally the United States, Europe, Asia and Canada. The Company has tailored its new grape plantings to respond to this trend. See Item 4 — “Information on the Company — Business Overview — Vineyards.”

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

Company Sales - Argentina

Argentine Business. In 1996, Concha y Toro began operations in Argentina with the establishment of Trivento winery, located in Mendoza. In recent years the subsidiary has experienced important growth and has become Argentina’s second largest export winery in terms of volume, with an 8.1% market share of all bottled wine exported from Argentina in 2009. The operating assets of Trivento primarily include a total of 1,290 hectares of land, with 1,061 hectares planted, cellars with a capacity of 31 million liters and other wine-making equipment. In 2009, Trivento had revenues of Ch$25,828 million (approximately US$49 million) and sales of 2.5 million cases.

Trivento exports amounted to US$33.3 million and shipments of 1.6 million cases, representing a 4.9% increase in value and a decrease of 2.3% in the volume exported. In line with its objectives, the average price rose by 7.4%, reflecting a price strategy that sought to protect the value of its brands.

Domestic sales were US$16 million, with a volume of 924 thousand cases, with a decrease of 2.4% in value and 2.1% in volume, partly explained by global and domestic economic conditions. Sales in the domestic Argentine market are concentrated in the popular bottled category and represent less than 1% of total Argentine domestic consumption.

Trivento Winery - Sales by Volume
	Export volume	Domestic volume
	(cases)	(cases)

2005	1,238,000	548,200
2006	1,416,000	700,000
2007	1,528,000	864,000
2008	1,675,000	943,600
2009	1,636,000	924,000

Affiliated Companies

Viña Almaviva. In 1997, the Company and Rothschild S.A. formed a joint venture company, Viña Almaviva, to produce a “Primer Orden” or first-growth wine in Chile. The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto, Maipo Valley in exchange for 50% of the capital stock of Viña Almaviva.

In 2009, Viña Almaviva had revenues of Ch$3,470 million, representing a decrease of 2.6%, compared to Ch$3,565 million in 2008. This resulted from a 12% decrease in sales volume –mainly explained by lower volumes in the US market impacted by the economic crisis–, partially offset by a higher average price in Chilean pesos (5%). In US dollars, the average export price continued its rising trend. Almaviva’s main markets are Korea, Japan, China, Switzerland and the United States. In 2009 and 2008, the Company recognized participation in net income from Viña Almaviva of Ch$339 million and Ch$145 million, respectively, in accordance with the equity method.

Industria Corchera. In November 2000, the Company acquired 49.6% of Industria Corchera. Currently the Company’s share in Industria is 49.96%. In 2009, Industria Corchera’s total sales amounted to Ch$12,758 million, representing a 7.7% decrease compared to Ch$13,822 million in 2008. The Company in 2009 and 2008 recognized participation in net income from Industria of Ch$394 million and Ch$308 million, respectively, in accordance with the equity method.

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

Alcoholic Beverages Regulations. The Company is subject to regulation in the production and distribution of alcoholic beverages. Chilean law regulates which beverages come within the scope of regulation as “alcoholic beverages,” the type of alcohol which can be used in the manufacture of alcoholic beverages, the additional products that can be used in the production of certain alcoholic beverages and the packaging and labeling and procedures that must be followed to import alcoholic beverages. The manufacturing and bottling of alcoholic and non-alcoholic beverages is also subject to supervision by the National Health Service, which inspects plants on a regular basis.

Chilean law requires a license for the manufacture and sale of alcoholic beverages and the Company believes it has all the licenses necessary for its business.

There are currently no material legal or administrative proceedings pending against the Company pertaining to any Chilean regulatory matter and the Company believes that it is in compliance in all material respects with all applicable statutory and administrative regulations relating to its business.

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

In 1994, the Chilean Congress enacted the Law No. 19300, which was recently amended by Law No. 20417 published in January 2010 (the “Environmental Framework Law”). The Environmental Framework Law sets forth that any new project or activity or modification to an existing project or activity that may have an impact on the environment requires a favorable environmental impact assessment. The Environmental Framework establishes the basic framework and regulates all major activities that may likely have an environmental impact. It also contemplates an Environmental Impact Assessment System (EIA System).

The Environmental Framework Law also establishes environmental liability standards, according to which perpetrators of environmental damage are liable to compensate the victims and restore the environment.

A new Environmental Ministry has been formally established (pursuant to Law 20417), which will have the responsibility of defining all environmental policies and strategies. The Ministry will have an Under Secretariat with six different divisions to undertake various environmental matters. Along with the new Ministry, the law also established the Environmental Impact Evaluation Service (EIES), which will be in charge of environmental authorizations and permits and will coordinate the actions of all governmental entities that are required to be involved in the EIA System. Various amendments made under Law No. 20,417 are still not in force, but should become completely enforceable in the course of year 2010.

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

C. Organizational Structure

The following table lists the significant subsidiaries and affiliates of the Company, the percentage of direct and indirect ownership by the Company and the respective country of incorporation:

Subsidiary	Direct and Indirect Ownership	Country of Incorporation

Inversiones Concha y Toro S.A.	100%	Chile
VCT Internacional S.A.	100%	Chile
Comercial Peumo Ltda.	100%	Chile
Viña Cono Sur S.A.	100%	Chile
Sociedad Exportadora y Comercial Viña Maipo Ltda.	100%	Chile
Sociedad Exportadora y Comercial Viña Canepa S.A.	100%	Chile
Viña Maycas del Limarí Ltda.	100%	Chile
Transportes Viconto Ltda.	100%	Chile
Viña Palo Alto Ltda.	99.99%	Chile
Concha y Toro UK Limited	100%	United Kingdom
Cono Sur Europe Limited	100%	United Kingdom
Trivento Bodegas y Viñedos S.A.	100%	Argentina
Finca Lunlunta S.A.	100%	Argentina
Finca Austral S.A.	100%	Argentina
VCT Brasil Importación y Exportación Limitada	100%	Brazil
Concha y Toro Sweden AB	100%	Sweden
Concha y Toro Finland OY	100%	Finland
Concha y Toro Norway AS	100%	Norway
Viñedos Los Robles SPA	100%	Chile
Viña Almaviva S.A.	50%	Chile
Industria Corchera S.A.	49.96%	Chile
Concha y Toro Shanghai (Representative Agency).	100.0%	China

D. Property, Plant and Equipment

The Company’s headquarters are located at Nueva Tajamar 481, Las Condes, Santiago. The Company owns 15,162 hectares and leases 807 hectares of land throughout Chile and owns 1,290 hectares of land in Argentina. Of these, approximately 10,955 hectares are suitable for planting vineyards and as of December 2009, of these, 9,300 hectares were planted with vineyards. A majority of the remaining 6,304 hectares are comprised of roads, hills and riverbanks. The remainder is used for vinification and bottling plants, cellars and other buildings. None of the Company’s properties that are material to its business are mortgaged or otherwise encumbered.

As described in the section Item 4 — “Information on the Company — Business Overview — Vineyards.”, the Company leases 807 hectares, comprising three leases in the Maipo Valley, three leases in the Casablanca Valley and two leases in Colchagua Valley for its Cono Sur winery. All of these are long term leases expiring between 2013 and 2036.

As for equipment, the Company’s main assets include harvesting machinery, grape crushers, concrete and stainless steel tanks and barrels. As of December 31, 2009, Concha y Toro’s aggregated winemaking and cellaring capacity in Chile was approximately 323 million liters including 50 thousand barrels. In the Mendoza region, Viña Trivento owns two vinification and cellaring facilities and a bottling plant with a total capacity of 31 million liters.

The earthquake on February 27, 2010 affected production and storage facilities. See Item 5 — “Operating and Financial Review and Prospects —Overview.”

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

Although the Company believes that it is in compliance with all applicable environmental regulations, it is still in the process of improving the water treatment systems in all of its manufacturing plants. The Company has water treatment plants or systems, owned or contracted to third parties, in all of its plants. During 2008 and 2009, the Company invested in water treatment plants resources amounting to Ch$612 million and Ch$580 million, respectively. Total investment in assets oriented to the improvement of the environment totaled Ch$2,896 million and Ch$2,672 million in 2008 and 2009, respectively.

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

Overview

Concha y Toro is principally a vertically-integrated wine producer. The Company is the largest producer of wine in Chile and also owns a winery in Argentina, Viña Trivento. The Company is Chile’s leading bottled wine exporter, top-selling winery in the domestic market and the number two wine exporter by volume from Argentina.

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

The wine industry in 2009 was seriously affected by the global financial crisis and the economic deceleration. In the Company’s principal markets, the wine market showed adjustments in consumption and a generalized tendency toward lower-priced products. The strength of the Company’s business strategy, plus its wide range of wines and an efficient costs structure, enabled it to respond effectively to these market needs.

Consolidated sales in 2009 were Ch$353,595 million, representing a 12.3% increase over 2008. A positive performance in both the external markets increasing 11% by value and in the domestic market (wine and other products) growing 25% by value contributed to this result.

Company sales outside of Chile represented 79% of the sales revenues and were denominated in foreign currency, mainly in United States dollars, Euros, Pounds Sterling, Canadian dollars, Argentine pesos, Brazilian reais and Swedish and Norwegian crowns. In general, the strengthening of the Chilean peso against these currencies has an adverse impact in the results of the Company. To mitigate the impact of this scenario as much as possible, the Company is applying a multi-currency strategy, in line with its diversification in sales and takes forward positions as part of its hedging strategy.

In 2009, Concha y Toro had a net income of Ch$44,160 million, representing a 28.6% increase from 2008. This result summarizes a successful commercial management in a difficult scenario, plus a favorable result from currency management, a central part of the company’s business, as described above.

We believe the Company to be highly competitive in its major markets. Concha y Toro has a high profile brand name and competitive economies of scale. The principal measure for sustaining future growth involves ongoing investment in vineyard development and cellar capacity to raise overall production capacity and a permanent sales and marketing investment in an increasing competitive industry.

On February 27, 2010, Chile was hit by a devastating earthquake. The worst affected area was the center-south of the country. Concha y Toro, like the rest of the wine industry, with operations in these zones was affected by the earthquake and its aftershocks, with losses of bulk wine, finished products and damage to fixed assets. It is important to mention that all of the Company assets (and those of its subsidiaries) are insured against earthquakes and its effects, including losses resulting from the suspension of operations. The Company’s insurers include RSA Seguros Chile S.A., Chilena Consolidada Seguros Generales S.A. and Chartis Chile Compañia Seguros Generales.

The Company has quantified that its loss of bulk wine and finished products was 22.8 million liters, which corresponds to a 10% of the total wine inventory that the company had as of February 27, 2010. This percentage of loss is similar to that estimated for the Chilean wine industry as informed by the industry association “Vinos de Chile”. Regarding the damages to the fixed assets, stainless steel tanks rendered unusable as a result of the earthquake represent less than 1% of the Company’s total capacity. The rest of the tanks with some degree of damage have already been repaired or will be repaired during the coming months.

Following the earthquake, Viña Concha y Toro immediately triggered its contingency plan which established an assessment of the situation of the workers, their families and as a preventive measure and as a matter of order, the Company suspended it bottling and cellar operations. Ten days after the earthquake, the operations of its four bottling plants were resumed, enabling the Company to continue its distribution operations both domestically and to export markets. As a result of the suspension of the bottling operations, the Company registered lower shipments in the month of March. Volumes have resumed and the Company is currently operating at normal levels.

The vinification cellars resumed their operations on the same date, allowing the Company to start the harvesting and crushing process of the 2010 harvest. Since mid-March, this process has been carried out in normal conditions and at a capacity enough to receive the grapes according to the projections of the 2010 harvest. The exception was the Peumo cellar which resumed its operations on March 16th at 63% of its normal vinification capacity. In order to mitigate this impact, the Company reoriented its crushing and vinification needs to other cellars. The Company believes that the diversification of its cellars and productive centers has allowed it to complete its 2010 harvest period without affecting substantially its ability to conduct its operations.

The Company believes that the impact of the earthquake to the Company’s operations was concentrated on the months of March and April, following which conditions will tend to return to normal for the rest of the year.

As mentioned above, the Company has an all-risks insurance policy for earthquake and its effects covering all the affected assets and business interruption insurance. The limit of total indemnity - of cover for all physical assets and business interruption is UF 20,417,917 (equivalent to Ch$431,071 million as of May 31, 2010). The cover includes a deductible for physical assets of 2% of the sum insured per location with a maximum of UF 10,000 (Ch$ 211 million) and of 10 days for business interruption. The Company is diligently pursuing its claims against insurers, and believes that its claims for damage resulting from the earthquake will be successful.

As of March 31, 2010, Viña Concha y Toro has recorded Ch$14,668 million in accounts receivable (Trade Debtors and other Accounts Receivable, net) which corresponds to inventories lost at their book value and expenses incurred to that date with respect to cleaning-up activities, removal of rubble, repairs to assets and business interruption mitigation activities. This figure does not include the value of loss of fixed assets. The Company is working on the classification of the assets that will finally be written off.

As of March 31, 2010, Viña Concha y Toro and subsidiaries had not booked the related deductible, or the collectable income due to business interruption. The Company also had not booked the compensation in excess of the book value to be received for destroyed finished product inventories and wine in bulk, to be compensated at their sale price, or fixed assets written off, to be compensated at replacement value. Management believes that the amounts to be received will adequately cover the corresponding amount of the deductibles.

Introduction of International Financial Reporting Standards

In conformity with SVS Circulars No. 427, dated December 28, 2007 and No. 485, dated November 19, 2008 which relate to the process for adopting IFRS, the Company has decided to present its financial statements in 2009 as proforma financial statements (not comparative to 2008 financial statements).

The Company reported its first quarter 2010 results as of March 2010 under IFRS for the first time.

A. Operating Results

The following discussion should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, included in Item 18 herein. The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differ in certain important respects from U.S. GAAP. See Note 37 to the Consolidated Financial Statements for a discussion of (i) the principal differences between Chilean GAAP and U.S. GAAP which affect the financial statements of the Company, (ii) the effects of such differences on the calculation of net income and shareholders’ equity and (iii) a reconciliation to U.S. GAAP of net income for each of the years in the three-year period ended December 31, 2009 and of shareholders’ equity as of December 31, 2008 and 2009. The following table sets forth selected Company income statement data expressed as a percentage of revenues for the years indicated, as well as year-to-year percentage changes covering the respective periods.

	Year Ended December 31,			% Change
	2007	2008	2009	2008/2007	2009/2008
Revenues	100.0%	100.0%	100.0%	3.5%	12.3%
Cost of sales	(59.7)	(60.1)	(63.5)	4.1	18.8
Gross profit	40.3	39.9	36.5	2.6	2.7
Selling and administrative expenses	(23.7)	(24.0)	(23.9)	4.6	11.7
Operating income	16.5	15.9	12.6	-0.3	-11.0
Non-operating income	0.4	0.6	0.5	52.2	-6.4
Non-operating expenses	(2.0)	(2.3)	(1.7)	17.1	-14.2
Price-level restatement and foreign exchange losses, net	(0.2)	(0.5)	3.6	229.6	-861.2
Income tax	(2.9)	(2.8)	(2.5)	2.3	-2.1
Net income	11.9	10.9	12.5	-5.2	28.6

Revenue Breakdown
(million Ch$ as of December 31, 2009)

	Year Ended December 31,			% Change
	2007	2008	2009	2008/2007	2009/2008

Domestic market – wine	52,061	50,697	53,715	-2.6%	6.0%
Domestic market – other products	2,975	4,154	14,824	39.6%	256.8%
Export markets	219,897	228,403	253,705	3.9%	11.1%
Argentina domestic	7,882	9,135	8,723	15.9%	-4.5%
Argentina exports	14,076	15,315	15,656	8.8%	2.2%
Other	7,176	7,051	6,971	-1.7%	-1.1%
Total revenues	304,067	314,756	353,595	3.5%	12.3%

 Sales of Bottled Wine Breakdown

	Sales (in million Ch$)			% Change
	2007	2008	2009	2008/2007	2009/2008
Domestic market – wine	51,997	50,184	53,631	-3.5%	6.9%
Export markets	218,526	225,694	250,910	3.3%	11.2%
Argentina domestic	7,721	9,061	8,723	17.3%	-3.7%
Argentina exports	15,626	15,315	15,656	-2.0%	2.2%

	Sales (in thousand liters)
	2007	2008	2009	2008/2007	2009/2008
Domestic market – wine	77,291	71,742	74,235	-7.2%	3.5%
Export markets	134,254	145,468	158,175	8.4%	8.7%
Argentina domestic	7,780	8,493	8,313	9.2%	-2.1%
Argentina exports	12,254	13,307	12,421	8.6%	-6.7%

Year ended December 31, 2009 compared to year ended December 31, 2008
Figures expressed in Chilean pesos (Ch$) as of December 31, 2009

Revenues. Total revenues increased 12.3% to Ch$ 353,595 million from Ch$314,756 million in 2008. Growth was led by an increase in export sales and a good performance in Chile for both wine and other products, the latter resulting from new businesses.

Domestic Market Wine. Total domestic wine sales (including bulk) increased 6.0% to Ch$53,715 million in 2009 from Ch$50,697 million in 2008. Bottled domestic wine sales increased 6.9% to Ch$53,631 million in 2009 from Ch$50,184 million in 2008. This result reflects a 3.5% growth in volumes and a 3.3% higher average price. Bottled wine sales volumes in the domestic market totaled 74 million liters. Sales of bulk wine during the period totaled 161 thousand liters, which is equivalent to Ch$85 million.

Popular wine sales increased 4%, with a good performance from the leading brand Clos de Pirque. We highlight the 17% growth in the premium category, driven by larger volumes of Casillero del Diablo and Marques de Casa Concha. This result is of great relevance as, in the context of economic recession, these higher-priced categories are the most impacted. This result therefore reflects the achievements of a focus on this segment which has sought to protect the value of our brands and focus ourselves strongly on wholesalers, liquor stores and on trade.

According to AC Nielsen, domestic volumes for the industry showed a small decline of 0.7% during the year. In this scenario, Concha y Toro increased its market share by 1.9 percentage points in 2009, reaching a market share of 31.5% in volume terms.

Domestic Market–other products. Domestic sales of other products comprise the sales of liquors and premium beer carried out by the domestic distribution subsidiary Comercial Peumo, which totaled Ch$14,824 million in 2009. This represents a 256.8% increase explained by the addition of the Diageo liquor portfolio since May 2009.

Export Revenues. Total export sales (including sales of bulk wine) from Chile totaled Ch$253,705 million, representing an increase of 11.1%.

Export sales of bottled wine increased 11.2% totaling Ch$250,910 million as compared to Ch$225,694 million. This increase was driven by an 8.7% increase in volumes sold and a 2.2% higher average export price in Chilean pesos.

In 2009, Company’s volumes increased 8.7%, with sales of 17,575,000 cases (158,175 thousand liters) as compared to 16,163,000 cases (145,468 thousand liters) in 2008. In a difficult economic environment that affected consumption, we highlight the growth achieved by the Company in key markets such as the UK, Japan and the US.

Sales volumes in the UK rose 19.2%; the strength and diversity of the group’s portfolio allowed Concha y Toro UK to adapt to the needs of the market, offering highly competitive deals on the Isla Negra, Vina Maipo and Frontera lines. The Company was able to meet the requirements of our customers while at the same time protecting the positioning of our premium brands.

Shipments to Asia grew 9.9% following strong volumes in Japan. In the US, sales increased 8.2% with encouraging results for the Casillero del Diablo, Xplorador and Frontera lines. Sales to Canada edged up 2.1%.

Sales volume in Continental Europe increased 2.3%; in this region volumes were impacted by weak economic conditions, but the beginning of a recovery in volumes was noted in the second half of the year. Central America/Caribbean and South America grew 1.4% and 1.1%, respectively.

For further information regarding the total amount of export sales, export sales and competition and principal export markets, see Item 4 — “Information of the Company — Business Overview — Company sales — Export markets” and Note 37(l) to the Financial Statements.

Argentine Operations. Stable sales revenues at Ch$24,379 million were recorded at our Argentine business; export growth of 2.2% was offset by a 4.5% decline in domestic sales.

In 2009, Trivento’s exports of bottled wine totaled US$ 33.3 million with shipments of 1,636,500 cases. This results from a 2.3% decrease in volumes sold and an increase of 7.4% in the average price per case as compared with 2008. The average price per case increased to US$ 20.4 per case, following increasing sales of premium wines, in line with the Company’s strategy.

Domestic sales decreased 2.4% in US dollar terms and 2.1% by volume totaling US$16 million and 923,680 cases respectively.

Other Sales. Other revenues comprise fees for bottling services, sales of fruit and other revenues generated in Chile and Argentina, which amounted to Ch$6,971 million in 2009.

Cost of Sales. Cost of sales rose 18.8% to Ch$224,644 million from Ch$189,148 million in 2008. Cost of sales as a percentage of total sales increased to 63.5% from 60.1%. This is mainly explained by a higher direct cost related to higher grape costs of the 2008 vintage impacting the first half of the year and also by higher operating costs related to an extraordinary write-off of Ch$ 1,658 million in wine stocks, related to more expensive base wines being used in lower segment wines following the change in the mix due to recessionary conditions.

Gross Profit. Gross profit increased 2.7% to Ch$128,951 million in 2009. As a percentage of sales, the gross margin decreased from 36.5% from 39.9% in 2008. This change was the result of lower priced wines and a higher average direct cost.

Selling, General and Administrative Expenses (SG&A). Selling, General and Administrative Expenses increased 11.7% to Ch$84,343 million from Ch$ 75,506 million. This increase reflects mainly higher expenses related to the start-up of foreign distribution subsidiaries. As a percentage of revenues, SG&A was 23.9% in 2009 compared to 24% in 2008.

Operating Income. Operating income decreased 11%, totaling Ch$44,607 million compared to the Ch$50,102 million in 2008. The operating margin decreased from 15.9% to 12.6%. The decrease in the operating result is mainly explained by 1) the change in the sales mix following the economic downturn in key markets, 2) the impact of a higher wine cost (impacting the first half of the year) and 3) an extraordinary cost related to to more expensive base wines being used in lower segment wines.

Non-Operating Income. Non-operating income decreased to Ch$1,799 million from Ch$1,923 million in 2008. This is mainly the result of higher non-operating income in 2008 related to a gain resulting from land expropriation.

Non-operating Expenses (Excluding Price Level Restatement and Foreign Exchange Differences). Non-operating expenses decreased 14.2% to Ch$6,125 million from Ch$7,136 million in 2008. This resulted mainly from a decrease in interest expenses. Interest expense decreased by 10.5% from Ch$6,239 million to Ch$5,581 million due to a decrease in short term debt to banks and financial institutions and also due to currency adjustments.

Price level restatement and Foreign Exchange Differences. Price level restatement and foreign exchange differences produced a gain of Ch$12,585 million in 2009 compared to a loss of Ch$1,653 million in 2008. This is principally explained by a gain in exchange differences of Ch$11,137 million, related to forward positions taken by the Company as part of its export exchange-rate hedging and fixing strategy and a positive result in price level restatements.

For detail on price-level restatement and foreign exchange differences, see Notes 23 and 24 of the Consolidated Financial Statements.

Net Income. Net income in 2009 of Ch$44,160 million increased by Ch$9,817 million, 28.6%, as compared to Ch$34,343 million in 2008.

Year ended December 31, 2008 compared to year ended December 31, 2007
Figures expressed in Chilean pesos (Ch$) as of December 31, 2009

Revenues. In 2008, total revenues increased 3.5% to Ch$ 314,756 million from Ch$304,067 million in 2007. This mainly as a result of an increase in export sales from Chile, partly offset by the appreciation of the Chilean peso.

Domestic Market Wine. Total domestic wine sales (including bulk) decreased 2.6% to Ch$50,697 million in 2008 from Ch$52,061 million in 2007. Domestic bottled wines sales for the period decreased 3.5% to Ch$50,184 million in 2008 from Ch$51,997 million in 2007. Bottled sales volume in the domestic market totaled 71.7 million liters. Sales of bulk wine during the quarter totaled 850 thousand liters.

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

According to AC Nielsen, domestic volumes for the industry declined by 5% during 2008. In this scenario, Concha y Toro decreased its market share by 0.3 percentage points in 2008, reaching a market share of 29.7% measured in volume terms. This is mainly the result of volume declines in the lower price segments, in line with the Company’s domestic strategy.

Domestic Market-other products. Domestic sales of other products comprise the sales of liquors and premium beer carried out by the domestic distribution subsidiary Comercial Peumo, which totaled Ch$4,154 million in 2008, a 39.6% increase as compared to 2007. This is mainly explained by distribution agreement that Comercial Peumo signed with SAB Miller in April 2008.

Export Revenues. Sales of bottled wine abroad, including exports to third parties from Chile and those of Concha y Toro UK, increased 3.3% to Ch$225,694 million in 2008 from Ch$218,526 million in 2007. This result reveals the impact of a 7.7% real appreciation of the Chilean peso against the U.S. dollar in the period. This unfavorable exchange movement partially offset the 12.6% revenue growth measured in U.S. dollar terms.

Company sales of bottled wine in export markets rose 8.4% in volume terms. This increase was achieved by diversified growth across all geographic areas, with the largest volume gains obtained in Europe, United States, Canada and Asia.

Volumes commercialized in Europe increased 8.9%, driven by growth in both Continental Europe and in the United Kingdom. Shipments to Continental Europe increased 13.5%, demonstrating the strong positioning and high preference and image of our brands in the region. Following strong volumes achieved in Scandinavia, the Company has further strengthened its position in the region, establishing distribution subsidiaries in Sweden, Norway and Finland. The Company believes this will enhance the visibility and focus on the Company’s brands and result in closer relations with main clients.

Company shipments to the United Kingdom increased 4.6%, while sales of Concha y Toro UK by volume increased 6.3%. This positive performance, in a very tough trading environment, is a reflection of years of investment in the United Kingdom market, where the Company has developed strong brand recognition based on quality and pricing.

Sales to the United States market increased 11%, mainly due to growth in the varietal category with the introduction of Viña Maipo. For its part, Canada showed a strong 28.1% expansion. In Asia, volume rose 17.9% led by strong results in Japan, Korea, Singapore and China, combined with growth in most of the region’s smaller markets.

Shipments to Central America/Caribbean increased 3.3% while volumes in South America decreased 12.1%, following worsening economic conditions and inventory adjustments in Brazil, Venezuela and Colombia.

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

Argentine Operations. Total revenues from our Argentine business increased 11.3% to Ch$24,450 million following expansions of 8.8% in exports and 15.9% in domestic sales.

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

Other Sales. Other revenues comprise fees for bottling services, sales of fruit and other revenues generated in Chile and Argentina, which amounted to Ch$7,051 million in 2008, representing a 1.7% decrease as compared to 2007.

Cost of Sales. Cost of sales rose 4.1% to Ch$189,148 million from Ch$181,616 million in 2007. Cost of sales as a percentage of total sales increased to 60.1% from 59.7% mainly as a result of a higher direct cost. This is explained by the higher grape costs of the 2008 vintage.

Gross Profit. Gross profit increased 2.6% to Ch$125,608 million in 2008. As a percentage of sales, the gross margin decreased to 39.9% from 40.3%, as a result of a higher average direct cost and a lower average exchange rate for this period.

Selling, General and Administrative Expenses (SG&A). SG&A at Concha y Toro mainly includes advertising and promotional expenses, salaries of administrative and sales personnel, general expenses, export commissions, insurance and maintenance. SG&A increased 4.6% to Ch$75,506 million from Ch$72,183 million. This increase reflects higher expenses related to marketing expenses of the foreign subsidiaries, including start-up expenses of the distribution subsidiary in Brazil. As a percentage of revenues, SG&A increased to 24.0% from 23.7% in 2007.

Operating Income. Operating income showed a slight decline of 0.3%, totaling Ch$50,102 million compared to the Ch$50,267 million in 2007. The operating margin decreased from 16.5% to 15.9%, this reflects the impacts of the appreciation of the Chilean peso, a higher average direct cost and higher SG&A as a percentage of revenues for the period.

Non-Operating Income. Non-operating income increased to Ch$1,923 million from Ch$1,263 million in 2007. This is mainly explained by a higher non-operating income related to a gain resulting from land expropriation.

Non-operating Expenses (Excluding Price Level Restatement and Foreign Exchange Differences). Non-operating expenses increased 17.1% to Ch$7,136 million from Ch$6,094 million. This resulted mainly from an increase in interest expenses. Interest expense increased by 28.2% from Ch$4,865 million to Ch$6,239 million due to an increase in short term debt to banks and financial institutions and also due to currency adjustments.

Price level restatement and Foreign Exchange Differences. Price level restatement and foreign exchange differences produced a loss of Ch$1,653 million in 2008 compared to a loss of Ch$502 million in 2007. This loss is principally explained by the fluctuation of foreign exchange rates during the fourth quarter of 2008 which moved against the Company’s forward contracts used to stabilize anticipated export income. For detail on price-level restatement and foreign exchange differences, see Notes 23 and 24 of the Consolidated Financial Statements.

Net Income. Net income in 2008 of Ch$34,343 million decreased by Ch$1,893 million, 5.2%, as compared to Ch$36,237 million in 2007.

U.S. GAAP Reconciliation. Net income under U.S. GAAP for 2009, 2008 and 2007 was Ch$43,590 million, Ch$32,313 million and Ch$37,490 million, respectively, whereas the amounts reported under Chilean GAAP were Ch$44,160 million, Ch$34,343 million and Ch$36,237 million, respectively. Differences result mainly from U.S. GAAP adjustments for derivatives, the reversal of goodwill amortization, the recording of deferred income taxes in accordance with SFAS 109 and the reversal of provision for restructuring.

Total shareholders’ equity under U.S. GAAP for 2009 and 2008 was Ch$306,033 million and Ch$249,587 million, respectively and compared to Chilean reported amounts of Ch$307,409 million and Ch$257,042 million, respectively. The main differences between shareholders’ equity under U.S. GAAP and Chilean GAAP are the capitalized interest, recording of deferred income taxes, reversal of goodwill amortization, reversal of revaluation of technical appraisal, accumulated depreciation of capitalized interest, reversal of provision of restructuring, the accrual of a 30% minimum dividend and derivatives net of deferred taxes.

B. Liquidity and Capital Resources

Liquidity

In 2009 and 2008, the Company’s main sources of liquidity were cash generated by its operating activities and by financing activities, which amounted to Ch$34,620 million and Ch$2,377 million, respectively in 2009 and Ch$20,891 million and Ch$28,583 million, respectively in 2008. In 2007, the Company’s main source of liquidity was cash generated by its operating activities, which amounted to Ch$62,649 million. In the Company’s opinion, its working capital of Ch$125,774 million as of December 31, 2009 is sufficient for the Company’s present requirements.

On December 31, 2009, the Company had Ch$6,992 million of cash and other cash equivalents and approximately Ch$197,286 million available under undrawn bank lines of credit.

Prior to the effect of inflation in cash and cash equivalent, the Company generated positive cash flow for the years 2009, 2008 and 2007 of Ch$3,467 million, Ch$1,022 million and Ch$895 million, respectively. The effect of inflation decreased cash and cash equivalents by Ch$325 million, Ch$38 million and Ch$294 million in 2009, 2008 and 2007, respectively.

Net cash flows from operating activities were Ch$34,620 million in 2009, Ch$20,891 million in 2008 and Ch$62,649 million in 2007. Net cash flow provided by financing activities were Ch$2,377 million in 2009. In 2009, the cash flow generated by financing activities was generated through a capital increase and the placement of commercial paper undertaken during the months of April and May 2009, these resources were mostly used to pay bank debt. In 2008, cash flow from financing activities amounting to Ch$28,583 million came mostly from bank financing, while in 2007 the Company paid bank debt and net cash flows used in financing activities was negative Ch$23,454 million in 2007. Net cash flow used in investing activities was Ch$33,529 million in 2009, Ch$48,452 million in 2008 and Ch$38,300 million in 2007.

There are no material restrictions, either legal or economic, that would limit the ability of subsidiaries to transfer funds to the Company in the form of cash dividends, loans, or advances.

The Company’s total assets increased 1.1% from Ch$505,907 million at December 31, 2008 to Ch$511,528 million at December 31, 2009. The increase in total assets is due mainly to an increase in property, plant and equipment, including investments in cellar capacity and acquisition and development of new vineyards.

Current liabilities decreased 23.2%, to Ch$125,109 million at December 31, 2009 from Ch$162,990 million at December 31, 2008. This resulted mainly from a decrease in short term debt to banks and financial institutions and a decrease in accounts payable. Short term debt decreased to Ch$35,310 million in December 2009 from Ch$70,725 million in December 2008.

Long-term liabilities, corresponding to debt to financial institutions and a bond, decreased to Ch$62,097 million at December 31, 2009, from Ch$68,142 million at December 31, 2008, mainly caused by exchange rate adjustments to UF denominated debt.

The main long term liability of the Company is a 21-year bond that was placed on April 26, 2005, for UF 2 million (Ch$38,190 million as of December 31, 2009) on the local market at an interest rate of 3.9% per annum. The amortization of this bond is done on semi-annual installments that began October 2009 and interest payments are done on a semi-annual basis starting April 2005. Covenants associated with the issuance of bonds payable are detailed in Note 28 to the Financial Statements — Contingencies and Restrictions. Bond covenants require the Company to maintain certain financial ratios. Among them, the Company is required to (1) maintain an indebtedness ratio (the ratio of current and long-term liabilities to shareholders’ equity plus minority interest) no greater than 1.4 times; (2) maintain, at all times, during the life of the present bond issuance, minimum equity of five million UF; and (3) maintain at all times an interest coverage ratio (the ratio of operating income plus depreciation plus operating amortization to interest expenses) of a minimum of 2.5 times. As of December 31, 2009, the Company complies with all covenants required and has a consolidated indebtedness ratio of 0.66 times, equity of Ch$307,409 million or 14.7 million UF and the interest coverage ratio is 10.6 times.

As of December 31, 2009, the Company’s total interest-bearing financial debt amounted to Ch$97,407 million of which, Ch$35,310 million was short term debt and Ch$62,097 million was long term debt with maturities to 2013 for its bank debt and 2026 for the bond debt. Around 57% of financial debt has a fixed-rate and is denominated in Pesos, U.S. dollars, Pounds Sterling, Euros and Argentine Pesos. The Company has not used any type of financial instrument to minimize interest rate risk exposure but is considering hedging as a means to mitigate this risk.

For further detail on interest bearing debt as of December 31, 2009, see Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

Due to increased uncertainty in the global and domestic financial markets during the final months of 2008, the Company took various measures with respect to its financing strategy. A capital increase was approved at the Extraordinary Shareholder’s Meeting held on December 18, 2008 for approximately Ch$30,000 million and different lines of bonds and commercial paper were registered in order to have different instruments and terms for obtaining the best financing available.

The capital increase of the Company was effected through the issuance of 28,000,000 common, nominative and no par value shares. The preferential option period for subscription, at a price of Ch$930 per share, commenced on April 15, 2009 and ended on May 15, 2009. In this period a total of 26,325,409 shares were subscribed. On May 28, 2009 the Company’s board of directors adopted a plan to offer the remaining 1,674,591 unsubscribed shares from the preferential option period to the Company’s employees at the same price (Ch$930) and subject to the same conditions as offered to the shareholders.

Total proceeds from this capital increase amounted Ch$18,773 million. From the total of 26,325,409 shares subscribed, 14,046,376 shares were fully paid in cash at the same time as subscription, corresponding to Ch$13,063 million; and 12,279,033 shares were partially paid (50%) corresponding to Ch$5,708 million. The balance should be paid within a maximum term of one year from the date of subscription of the shares, in which case the subscription price for such shares will be adjusted in the same proportion as the variation in the value of the Unidad de Fomento, as indicated in article 16 of the Corporations Law.

During 2009, the capital increase was completed and 27,835,247 shares were subscribed, raising the number of shares to a total of 747,005,982 shares. Total proceeds from the capital increase were used to prepay debts of the Company and its subsidiaries which were incurred to finance the Company’s investment programs.

On April 23, 2009 the Company placed commercial paper for Ch$5,000,000 thousand at an interest rate of 0.256% per month. The amortization and interest accrued will be payed in one payment at the due date of this instrument, March 2010. Covenants associated with the issuance of commercial paper are detailed in Note 28 to the Financial Statements — Contingencies and Restrictions. As of December 31, 2009, the Company complies with all covenants required.

Capital Expenditures

Total capital expenditures which include additions to property, plant and equipment and other permanent investments were Ch$32,132 million in 2009, Ch$44,112 million in 2008 and Ch$33,884 million in 2007. Capital expenditures in 2009 in the agriculture area comprise the acquisition of new properties and the development and planting of vineyards in estates purchased in previous years. Investments in the oenology included the expansion of vinification and cellar capacity, acquisition of barrels and the acquisition of new cellars. In the industrial area, investments included mainly the expansion of the Vespucio bottling plant. In Argentina, new investment was oriented to vineyard development and cellar facilities. For 2010, the Company established a capital expenditure budget of Ch$21,500 million (approximately US$40 million), that includes mainly the development of the new land acquired in the previous years, the construction of storage and fermentation facilities, expansion of the bottling plants and the acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines. Investments of 2010 will also include the repair of the cellar capacity that was damaged or lost as a consequence of the earthquake. The following table sets forth the Company’s capital expenditures for the different areas for the years 2007, 2008 and 2009.

	Capital Expenditures(1)
	(in million Chilean pesos (Ch$) as of December 31, 2009)
	2007	2008	2009
Area:
Agriculture(2)	10,054	18,914	11,345
Oenology, technical and bottling facilities	16,117	18,788	17,608
Viña Trivento (Argentina)	5,799	4,393	1,739
Administration and other subsidiaries	1,913	2,018	1,440

Total	33,884	44,112	32,132

(1) The investment figures in this table correspond to amounts net of V.A.T., while figures in the Consolidated Statements of Cash Flows include V.A.T.
(2) Agriculture expenditures consist of investments in agricultural equipment and activities in order to develop new vineyards and bring them to commercial production and to maintain or expand production at existing vineyards.

The Company expects to continue purchasing and developing vineyards and the related infrastructure needed to support future growth and may incur additional expenditures for vineyards if opportunities become available. Management reviews the capital expenditure program periodically and modifies it as required to meet current business needs.

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

Over 79% of the Company’s revenues are related to foreign sales that are denominated in U.S. dollars, Euros, Pounds Sterling, Canadian dollars, Argentine pesos, Brazilian reais and Swedish and Norwegian crowns. At the same time, approximately 35% of the Company’s expenses are also denominated in foreign currency (the Company purchases bottles, corks and Tetra Brik containers in prices mainly set in U.S. dollars), creating a natural currency hedge. The Company enters into forward foreign exchange agreements to minimize its exposure to the risks of changes in foreign exchange rates. See Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

To the extent that U.S. dollar-denominated revenues exceed U.S. dollar-denominated operating costs, the Company’s results of operations will be impacted by the difference between the changes in exchange rates and the Chilean rate of inflation.

To the extent that the Chilean peso depreciates against the U.S. dollar at a lower rate than the rate of Chilean inflation, the Company’s export sales will increase less than inflation adjusted peso costs and margins as reported in Chilean pesos will decrease. The reverse situation would occur with respect to domestic sales denominated in Chilean pesos and related U.S. dollar denominated costs. The rates of nominal appreciation of the Chilean peso against the U.S. dollar in 2007 and 2008 and 2009 were 1.4%, 0.2%, while the peso depreciated against the US dollar 7.3% in 2009(average annual exchange rates). The Chilean price-level restatement factors for the same periods were 7.4%, 8.9% and -2.3% respectively.

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

d) Goodwill:

Goodwill is recorded at cost plus price-level restatements and is amortized on a straight-line basis, over the estimated future periods benefited (not exceeding 20 years). Goodwill is periodically reviewed for impairment whenever events or changes occur that indicate the carrying value of the business, or assets to which they relate, may not be recoverable. As such, events or changes occur, management estimates the future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets and related goodwill. The key variables which management must estimate include sales volume, prices and other economic factors. Significant management judgment is involved in estimating these variables and they include inherent uncertainties; however, the assumptions used are consistent with our internal planning. Therefore, management periodically evaluates and updates the estimates based on the conditions that influence these variables. If the assets are considered impaired, they are written down to fair value as appropriate. We performed the impairment tests of our goodwill and concluded that no impairment charge was necessary.

e) Impairment of long-lived assets:

Property, Plant and Equipment and Amortized Intangibles: The Company depreciates property, plant and equipment and amortizes intangibles by the straight-line method over the estimated useful lives of these assets. Estimates of useful lives are based on the nature of the underlying assets as well as the Company’s experience with similar assets and intended use. Estimates of useful lives can differ from actual useful lives due to the inherent uncertainty in making these estimates. This is particularly true for the Company’s significant long-lived assets such as vineyards, buildings, farming machinery and equipment, tanks and irrigation systems. Factors such as the conditions in which the assets are used, availability of capital to replace assets and frequency of maintenance could influence the useful lives of these assets.

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

g) Derivatives:

Company exports sales are mainly denominated in U.S. dollars, Pounds Sterling, Euros and Canadian dollars. Thus, the Company’s financial results could be affected due to variations in exchange rates.

Regarding the Argentine subsidiaries, a portion of sales and accounts receivable are denominated in Argentine pesos, while the functional currency is the U.S. dollar. This generates a risk associated with the devaluation of the Argentine peso against the U.S. dollar. In addition, a proportion of such subsidiaries’ assets in Argentina are also denominated in Argentine pesos; thus, they are impacted by the devaluation of the Argentine peso.

In order to minimize the short-term effect of the exchange rate variations on sales denominated in foreign currency, the Company has adopted a policy of attempting to balance assets and liabilities denominated in foreign currency. With this objective, the Company enters into forward currency contracts as a way to mitigate these risks according to the exposure of the exchange rate variations related to the currency positions. The exchange rate differences of the forward contracts are registered at fair value with the effects reflected in net income in year 2008 and in shareholder’s equity in year 2009, because the Company opted for hedge accounting. See Note 37(1)(i).

h) Revenue recognition:

The Company sells to various locations around the world with varied sales terms and arrangements. Revenues from the sale of goods and services related to the Company’s lines of business are recognized in income when there is certainty that there has been an increase in the Company’s equity as the significant risks related to the ownership of those goods have been transferred to the buyer, the determination of the amount of revenue and cost is reliable and there is certainty that the economical benefits from the transaction will flow to the Company. Additionally, any taxes collected from customers and remitted to governmental authorities (i.e. VAT, sales, taxes or excise) are accounted for on a net basis.

C. Research and Development

The company’s efforts in the area of research and development do not involve a significant expense as it mainly relies on Chilean and foreign companies and institutes for technical assistance and technology transfers.

Viña Concha y Toro has formed part of the Vine and Wine Business Technology Consortium (Vinnova) since 2006, together with other industry company members of Vinos de Chile A.G. (a wineries association) and the local universities Pontificia Universidad Católica de Chile, Santiago and Universidad de Concepción. The company has channeled resources through these institutions for research in the agricultural and enological areas.

It has also carried out a joint study with Universidad de Chile for determining the levels of freshness in vineyards associated with certain Chilean river basins, which could enjoy better protection against climate change. At the international level, the company is currently developing a pilot plan for estimating its water footprint, together with the Dutch organization Water Footprint Network, which promotes the global use of water in a sustainable, equitable and efficient way.

D. Trend Information

The most significant trend affecting the Chilean wine industry and the Company’s results most recently has been the economic deceleration of global proportions which has impacted consumption in general. The wine market showed adjustments in consumption and a generalized tendency toward lower-priced products. The company responded with a highly-competitive offer of its larger-volume brands, although this had an impact on the operating result of 2009.

In addition, during the past three fiscal years we have evidenced a strong appreciation of the Chilean peso against all major currencies with which the Company and the Chilean industry operates, with an important impact on an industry that exports around 70% of its production. On another front, the industry has faced increasing competition in both the domestic and the export markets as a result of increasing number of competitors, greater availability of wine and the different producer countries trying to enhance their positioning world wide.

In the domestic market, the Company has faced a challenging market situation of increasing competition with sluggish consumption in the popular (Tetra Brik) wines segment in favor of its main substitute, beer. Actually, according to AC Nielsen wine consumption in Chile declined by around 5% in 2008 and by 0.7% in 2009. In this context, the Company’s efforts in this market were oriented to improving profitability. In this line, the company has focused on the premium segment, which as shown an interesting growth opportunity. The Company will continue to evaluate its domestic strategy in relation to its lower-priced wines.

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

With respect to consumption trends, the Company believes that there is a major trend towards the consumption of varietal wines in general and certain varietal wines in particular, in its major export markets, principally the United States, Europe, Asia and Canada. The Company has tailored its new grape plantings to respond to this trend. In addition, the Company has experienced a shift towards the consumption of wines from the New World including wines from Australia, Chile, the United States, South Africa and Argentina.

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

F. Tabular Disclosure of Contractual Obligations

The table below is a summary of the Company’s contractual obligations as of December 31, 2009:

	Payments due by period
	Total	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in millions of Ch$)
Contractual Obligations
Long term debt obligations (1)	87,606	8,596	39,809	8,400	30,801
Capital lease obligations (2)	5,640	927	768	746	3,199
Financial leasing interests	178	101	77	—	—
Interest payable to banks and bonds obligations(3)	14,488	2,075	3,415	2,427	6,571
Purchase obligations (4)	37,119	25,691	7,058	3,703	667
Total	145,031	37,390	51,127	15,276	41,238

(1)	Includes payables to banks, bonds, leasing, related accounts, provisions and deferred taxes.
(2)	Corresponds to obligations from leases of real estate properties, classified as capital leases for accounting purposes.
(3)	Corresponds to payables to banks and bonds interests, whose rate of interest is fixed and variable.
(4)	Corresponds to payment obligations related to grape and wine contracts.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The Company is managed by a Board of Directors consisting of seven Directors. The entire Board of Directors is elected every three years at an annual general shareholders’ meeting. Directors are not subject to term limits. If a vacancy occurs, the Board of Directors elects a temporary director to fill the vacancy until the next regularly scheduled meeting of shareholders in which Directors are elected and at which time the entire Board of Directors will be elected for a new three-year term. The Company’s By-Laws provide that directors need not be shareholders.

The following table lists each director of the Company, his current position, his age as of May 31, 2010, years with the Company and year of appointment to the Board of Directors:

Name	Position	Age at May 31, 2010	Years with the Company	Current Position Held Since
Directors:
Alfonso Larraín Santa María	Chairman	73	40	1998
Rafael Guilisasti Gana	Vice Chairman	56	31	1998
Mariano Fontecilla de Santiago Concha	Director	85	35	1995
Francisco Marín Estévez	Director	67	27	1982
Pablo Guilisasti Gana	Director	55	5	2005
Sergio de la Cuadra Fabres	Director	68	5	2005
Christian Skibsted Cortés	Director	46	5	2005

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

Rafael Guilisasti Gana, Vice Chairman
Rafael Guilisasti has been a Director and Vice Chairman of the board of Viña Concha y Toro since September 1998. Mr. Guilisasti has a wide and outstanding experience in the Chilean wine industry. He joined Viña Concha y Toro in 1978 and served as its Export Director between 1985 and 1998, a period of great expansion for the Company in the international markets. He was Chairman of Vinos de Chile (formerly Viñas de Chile) between 1986 and 2003, an industry association bringing together approximately 85% of the Chilean wine-producers and whose object is to promote Chilean wines in the international markets and review political and legal matters affecting the Chilean wine industry. At the present time, Rafael Guilisasti is a Director of Vinos de Chile.

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

Francisco Marín Estévez, Director
Agricultural Engineer. He has served as Director of the Company since 1982. Broad experience in the private sector. Director of the following companies: Compañía General de Electricidad S.A., Gasco S.A. and President of CGE Distribución S.A. and Gasmar S.A.

Pablo Guilisasti Gana, Director
Commercial Engineer. Vice Chairman of Frutícola and president of Comercial Greenvic S.A. Frutícola was a former subsidiary of the Company, the shares of which were distributed to the existing shareholders of the Company in 1986. Frutícola produces fruits and vegetables. Comercial Greenvic S.A. is an affiliate of Frutícola oriented to the sales and marketing of fresh and organic fruit mainly for the export markets.

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

Currently he is also a Director of other well-known Chilean companies like Pesquera Itata S.A., Industrias Ceresita S.A., Nibsa S.A., and Petroquim S.A. and is a member of the Council of the Economics and Administrative Sciences Faculty of the Pontificia Universidad Católica.

Christian Skibsted Cortés, Director
Mr. Skibsted is a commercial engineer and holds a MBA from the Universidad Adolfo Ibáñez. He is currently Fund Manager of IM Trust, Director of Mifactory Venture Capital Fund, Latin America and former Managing Director of this Fund. During his professional career, he has worked in companies like Procter & Gamble and Monsanto/Gargiulo Inc., where he was the South American Operations Director.

Senior Management

The following table lists each executive officer of the Company, his or her current position, his or her age as of May 31, 2010, years with the Company and year of appointment as an executive officer:

Name	Position	Age at May 31, 2010	Years with the Company	Current Position Held Since
Eduardo Guilisasti Gana	General Manager (Chief Executive Officer)	57	31	1989
Andrés Larraín Santa María	Agricultural Manager	71	36	1978
Carlos Saavedra Echeverría	Engineering and New Projects Manager	65	36	1992
Osvaldo Solar Venegas	Corporate Administration and Finance Manager (Chief Financial Officer)	48	22	1992
Cristián Ceppi Lewin	Corporate Export Manager South Zone	43	19	2001
Thomas Domeyko Cassel	Corporate Export Manager North Zone	43	16	2001
Cristián López Pascual	Corporate Export Manager Asia	38	14	2010
Carlos Halaby Riadi	Oenology Manager	57	20	1997
Enrique Tirado Santelices	Head Oenologist Don Melchor	43	17	2001
Daniel Duran Urízar	Technology and Information Manager	38	15	2001
Isabel Guilisasti Gana	Marketing Manager Origin Wines	52	13	2004
Giancarlo Bianchetti G	Marketing Manager Global Brands	38	10	2004
Tomás Larraín León	Supply Contracts and New International Businesses Manager	43	19	2009

Subsidiaries
Cristián Canevaro Jaramillo	General Manager Comercial Peumo	49	8	2006
Adolfo Hurtado Cerda	General Manager Viña Cono Sur	39	13	2000
José Jottar Nasrallah	General Manager Trivento	40	11	2009

The following provides biographical information about the executive officers of the Company.

Eduardo Guilisasti Gana, Chief Executive Officer
Civil Engineer. Joined the Company in 1978 as Commercial Manager. Appointed CEO in 1989. Under his leadership the Company initiated a broad vineyard and cellar-oriented investment plan and expansion in the export markets. Highlights of this period include the Company’s consolidation of a worldwide sales network that includes 135 countries and the strengthening of the leadership position in the sale of fine wines in each market segment and the strong growth and increase in the market value of the Company. In addition, through the adoption of viticulture research and technology, the winery has transformed into a leader in the industry. He is director of Viña Almaviva.

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

Osvaldo Solar Venegas, Chief Financial Officer
Commercial Engineer. Has been in charge of financial matters since 1992, initially as Financial Manager and since September 1996, as Administration and Financial Manager. Duties include managing and developing the financial area, human resources, accounting and administrative divisions. In January 2010 he was named Corporate Administration and Finance Manager. He is a director of Industria Corchera and Director of Fundación Cultura Nacional.

Cristián Ceppi Lewin, Corporate Export Manager South Zone
Commercial Engineer. Began his career at the Company as Product Manager for the Fressco and Tocornal ranges. Assumed the position of Marketing Sub-Manager for liquors and in 1992 became Marketing Sub-Manager for popular wines. Held the position of Marketing Manager from 1994 to 1996. Commercial Manager until assuming the position of General Manager at Comercial Peumo S.A. In December 2000, he was appointed Export Manager for the South Zone and in 2006 he was appointed Corporate Export Manager.

Thomas Domeyko Cassel, Corporate Export Manager North Zone
Commercial Engineer. Joined the Company in January 1994 as Deputy CFO. Appointed International Business Manager in 1996. Moved to Mendoza, Argentina in 1997 as General Manager of Viña Trivento. Appointed Export Manager for the North Zone in December 2000 and Corporate Export Manager in 2006.

Cristián López Pascual, Corporate Export Manager Asia
Publicist. In 1996, joined the marketing department of the export division. In December 2000 he joined the team that started the operation of Concha y Toro UK as Co-Manager of this subsidiary in the position of Commercial Director. In 2005, he was appointed General Manager of Concha y Toro UK, achieving in this period significant growth. As of January 2010 he was appointed Corporate Export Manager Asia.

Tomás Larraín León, Supply Contracts and New International Businesses Manager
Agricultural Engineer. In 1991, joined Concha y Toro’s agricultural area. In 1995, he was named Agricultural Deputy Manager. Between 2001 and 2006, he was General Manager of Trivento Viñedos y Bodegas in Argentina. In February 2007, was appointed Export Manager for the US market. As of December 2009 he was named Supply Contracts and New International Businesses Manager.

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

Isabel Guilisasti, Marketing Manager Origin Wines
A graduate of the Catholic University with a degree in Art and with advanced studies in marketing. In 1998, she was appointed marketing manager of Viña Cono Sur and in 2000 she took over as Director of Communications of Concha y Toro. In 2001 she was named assistant manager for International Marketing of Fine Wines responsible for Concha y Toro’s ultra premium brands. In 2004 she was named Marketing Manager Origin Wines.

Giancarlo Bianchetti, Marketing Manager Global Brands
Commercial Engineer. Joined the Company’s marketing department in 2000. In 2001, he took responsibility for the brands Casillero del Diablo, Frontera and Sunrise. He has headed the promotion and global campaign for Casillero del Diablo. In 2004 named Marketing Manager Global Brands. Since 2008 he is also responsible for the Sustainable Development Area.

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

José Jottar Nasrallah, General Manager Trivento Bodegas y Viñedos.
Commercial Engineer. Joined Concha y Toro in 1999 as head of planning. During 2002 and 2003, he worked on the logistics chain improvement project of the Holding Group in the role of internal adviser. In 2004 he was named as assistant manager, customer service, of Concha y Toro. In December 2009, he was appointed as General Manager of Trivento Bodegas y Viñedos, the company’s subsidiary in Argentina.

Family Relationships

Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana, Pablo Guilisasti Gana and Isabel Guilisasti Gana are siblings. Mr. Alfonso Larraín Santa María and Andrés Larraín Santa María are brothers. Carlos Saavedra Echeverría is their brother-in-law. Tomás Larraín León is the son of Andrés Larraín Santa María.

B. Director and Officer Compensation

In accordance with the Company’s By-Laws, directors’ compensation for any given fiscal year is determined annually at the general shareholders’ meeting occurring in the immediately following fiscal year. Compensation paid in 2009 in respect of 2008 equaled 1.5% of the net profits of the Company. The amount of 300 UF per month has been allocated to cover the executive responsibilities of the chairman of the Board.

The following table sets forth the compensation paid to each of the directors of the Company in 2009 and in 2008.

	Directors’ Compensation
	Total Compensation (in thousands of Ch$)
	2009	2008
Attendance:
Alfonso Larraín Santa María	75,175	76,082
Rafael Guilisasti Gana	75,175	76,082
Francisco Marín Estévez	75,175	76,082
Mariano Fontecilla de Santiago Concha	75,175	76,082
Sergio de la Cuadra Fabres	75,175	76,082
Pablo Guilisasti Gana	75,175	76,082
Christian Skibsted Cortés	75,175	76,082
Remuneration:
Alfonso Larraín Santa María	75,403	75,216
Remuneration Directors’ Committee:
Rafael Guilisasti Gana	3,774	4,175
Sergio de la Cuadra Fabres	4,194	4,175
Christian Skibsted Cortés	4,194	4,175
Total	613,790	620,314

 For the year ended December 31, 2009, the aggregate amount of compensation paid by the Company to senior managers, managers and to managers of the Company subsidiaries, totaling 93 executives, was approximately Ch$8,145 million. Individual senior manager’s compensation disclosure is not required under Chilean law and it is not otherwise publicly disclosed by the Company.

C. Board Practices

Members of the current Board of Directors were elected at the annual general shareholders’ meeting held on April 24, 2008 and will serve until April 2011, assuming no vacancies occur. The Company’s executive officers are appointed by the Board of Directors and hold office at the discretion of the Board.

There are no service contracts between the directors of the Company and the Company or any of its subsidiaries providing for benefits upon termination of a director’s employment.

In compliance with the current Chilean rules and regulations, a Directors’ Committee was established at the Company on May 23, 2001. The Committee’s members were renewed in January 28, 2010. The designated Directors’ Committee members are Sergio de la Cuadra Fabres (President), Christian Skibsted Cortés and Rafael Guilisasti Gana. The primary functions of the Directors’ Committee include:

●	reviewing balance sheets and financial statements and reports from accounting oversight bodies and auditors;

●	proposing outside auditors and credit risk rating companies to the Board;

●	examining background information regarding the Company’s operations with related persons;

●	reviewing managers’ and executive officers’ compensation plans; and

●	monitoring internal control systems used at Viña Concha y Toro and its affiliated companies.

The Directors’ Committee convened on eleven separate occasions during the fiscal year 2009. The following were among the principal activities of the Directors’ Committee during 2009, Annual Activity Report:

At its meeting on January 29, the Committee revised the state of progress in the implementation of IFRS (International Financial Reporting Standards). It also revised and approved the periodic internal audit report prepared and submitted by the company’s management.

On February 26, it received and analyzed the management letter (definitive internal control report) from the external auditors KPMG for 2008. This revealed important situations for reporting to the administration. It also analyzed and approved the company’s audited financial statements for the year 2008 and continued to analyze and coordinate the challenge of implementing IFRS.

At its meeting on March 26 and complementing the audited financial statements approved at the previous meeting, the company’s annual report was presented to the Committee for its approval. This was finally approved by the Committee.

On April 23, the Committee proposed that KPMG Auditores y Consultores Ltda. be re-appointed as the external auditors of the company.

On June 11, the quarterly internal audit report was presented to the Committee which revised matters linked to the winemaking business with particular attention. The Committee approved this report and gave guidelines for optimizing the audit management.

On July 30, the Committee received the partner of the auditing firm KPMG, Benedicto Vásquez, who presented the company’s financial statements on the occasion of the issue of the 20-F report required from entities registered with the US Securities and Exchange Commission (SEC).

On October 22, the Committee revised the report on the remunerations systems and compensation plans for the company’s managers and senior executives. The Committee made a deep analysis of the report and its contents and approved it without comments. At the same meeting, the Committee received the internal audit report which was approved, but requesting certain actions. The meeting also reviewed the annual audit plan for the company and subsidiaries, for which it received and heard the audit partner of KPMG, Benedicto Vásquez.

Finally, on December 24, the Committee analyzed and approved the company’s preliminary report on internal controls (Management Letter) issued by KPMG. The same meeting revised the state of progress of the application of IFRS in the company and the company’s compliance with the accounting requirements of the Superintendency of Securities and Insurance on this matter.

The Committee, at its meetings of April 28, August 12 and October 29, revised and approved the company’s quarterly financial statements, without making any comments on these.

The shareholders’ meeting approved a remuneration of 20 UF per meeting attended by each Committee member, to be paid on May 2010 together with corresponding board remuneration.

The ordinary shareholders’ meeting approved an annual budget of ThCh$20,000 for this Committee. During 2009, the Committee hired external professional consultants costing a total of ThCh$15,078 (720 UF as of December 31, 2009).

The members of the Audit Committee are: Sergio de la Cuadra Fabres, Christian Skibsted Cortés and Rafael Guilisasti Gana. Sergio de la Cuadra Fabres and Christian Skibsted are independent directors while Rafael Guilisasti is not independent. Mr. Guilisasti is relying on an exemption of the Listing Standards relating to Audit Committees of Rule 10A-3 promulgated under the Exchange Act. See Item 16.D. — “Exemptions from the Listing Standards for Audit Committees.”

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

D. Employees

As of December 31, 2007, 2008 and 2009, the Company’s Chilean operations had 2,085, 2,328 and 2,543 employees, respectively. Personnel employed in the foreign subsidiaries totaled 392 employees as of December 31, 2009. The Company also hires temporary workers during the harvesting season, which in 2009 averaged 1,577 temporary workers.

Eight labor unions represent an aggregate of approximately 622 of the Company’s employees (approximately 132 administrative employees, 64 sales employees and 426 plant employees). Labor relations with unionized personnel are governed by collective bargaining agreements negotiated in 2008–2009 that expire in 2010–2012. The Company believes that it currently has a good working relationship with its labor unions; however, the Company is unable to predict the outcome of any future negotiations with such labor unions. Regarding the contract that expired in 2009, the negotiations were finished and the Company formalized without any problems. There are two contracts that expire in November 2010; both parties intend to negotiate and the Company expects to formalize without any problems.

In certain circumstances, the Company pays severance benefits equivalent to five labor days for each year of services rendered by the employee. The Company has agreed with one labor union (representing ten of its workers) to pay such severance benefits to their members in all circumstances. Additionally, the Company has agreed with the 281 employees covered by one collective bargaining agreement to pay the equivalent of 5 days salary for each year of service in all circumstances. Under Chilean law, all employees who are terminated for reasons other than misconduct are entitled to the basic payment of one month’s salary for each year worked, or a six-month portion thereof, subject to a limit of 11 months’ severance pay for employees hired after August 4, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limit.

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

E.           Share Ownership

The following table reflects the number of shares owned indirectly by the directors and executive officers and their percentage ownership of the Company at April 30, 2010. Executive officers not listed do not own shares.

Share Ownership of Directors and Senior Management(1)

	No. of Shares Owned	% of Total Subscribed Shares(2)
Eduardo Guilisasti Gana(3)	177,327,241	23.7%
Rafael Guilisasti Gana(3)	175,858,736	23.5%
Pablo Guilisasti Gana(3)	176,762,593	23.7%
Isabel Guilisasti Gana(3)	3,463,838	0.5%
Alfonso Larraín Santa María(4)	79,064,300	10.6%
Francisco Marín Estévez(5)	64,621,796	8.7%
Mariano Fontecilla de Santiago Concha(6)	27,172,906	3.6%
Christian Skibsted Cortés(7)	16,575,656	2.2%
Osvaldo Solar Venegas(9)	169,558	— (8)
Thomas Domeyko C. (10)	24,049	— (8)
Cristián Ceppi Lewin (11)	50,294	— (8)
Carlos Halaby Riadi(12)	146,709	— (8)
Adolfo Hurtado Cerda(13)	111,526	— (8)
Enrique Tirado Santelices(14)	10,876	— (8)
Daniel Durán Urízar(15)	10,286	— (8)
Giancarlo Bianchetti Gónzalez(16)	8,286	— (8)
Cristián Canevaro Jaramillo(17)	5,020	— (8)

Directors and Executive Officers in the aggregate	375,603,552	50.28%

(1)	Shares held indirectly through investment companies and not individually owned.
(2)	Calculated on the basis of 747,005,982 outstanding shares on April 30, 2010.
(3)
Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”) are the sons of Mr. Eduardo Guilisasti Tagle, the former Chairman of the Company. Isabel Guilisasti Gana is the sister of the Family Principal Shareholders. Mr. Eduardo Guilisasti Tagle died on August 20, 1998. The shares attributed to each Family Principal Shareholder include 87,615,431 and 85,274,628 shares held by Inversiones Totihue S.A. (“Totihue”) and Rentas Santa Bárbara S.A. (“Santa Bárbara”), respectively, as well as shares held directly or indirectly by members of such Family Principal Shareholder’s immediate family and affiliated entities. Totihue and Santa Bárbara are controlled by the Family Principal Shareholders pursuant to powers of attorney granted by the board of directors of Totihue and Santa Bárbara. Each power of attorney grants any two Family Principal Shareholders, acting together, the power to, among others, vote or direct the voting of, or dispose or direct the disposition of, the shares held by Totihue or Santa Bárbara, as the case may be. Mr. Eduardo Guilisasti Gana is the Company’s General Manager, Mr. Rafael Guilisasti Gana is the Company’s Vice Chairman and Mr. Pablo Guilisasti Gana is a director of the Company. Ms. Isabel Guilisasti Gana was named Marketing Manager Origin Wines on July, 2004. The address for Mr. Eduardo Guilisasti Gana and Mr. Rafael Guilisasti Gana is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The address for Mr. Pablo Guilisasti Gana is c/o Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile. The address for Ms. Isabel Guilisasti Gana is Viña Concha y Toro S.A., Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The other Family Principal Shareholder, Mr. José Guilisasti Gana, is neither director nor executive officer of the Company. The address for Mr. José Guilisasti Gana is Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile.

(4)
Mr. Alfonso Larraín Santa María is the Company’s Chairman of the Board. The number of shares attributed to Mr. Larraín includes 895,100 shares held by his brother Andrés Larraín Santa María and 155,840 shares held by his brother in-law, Carlos Saavedra Echeverría (managers of the Company), shares held by other members of his family and affiliated entities and also includes 26,964,775 shares held by Fundación Cultura Nacional (“Cultura Nacional”). Cultura Nacional is a Chilean non-profit institution which primarily funds grade school religious education. Mr. Alfonso Larraín Santa María is the Chairman of Cultura Nacional. Mr. Larraín’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

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

(9)
Mr. Osvaldo Solar Venegas is the Company’s Corporate Administration and Finance Manager. Mr. Osvaldo Solar is Director of Cultura Nacional, foundation that holds 26,964,775 shares of the Company. Mr. Solar’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(10)	Mr. Thomas Domeyko C. is Corporate Export Manager North Zone. Mr. Domeyko’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(11)	Mr. Cristián Ceppi L. is Corporate Export Manager South Zone. Mr. Ceppi’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(12)	Mr. Carlos Halaby R. is Eonology Manager. Mr. Halaby’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(13)	Mr. Adolfo Hurtado C. is General Manager of Viña Cono Sur. Mr. Hurtado’s address is c/o Viña Cono Sur, Avenida Nueva Tajamar 481, Torre Sur, Piso 21, Santiago, Chile.
(14)	Mr. Enrique Tirado S. is Oenology Manager Don Melchor. Mr. Tirado’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(15)	Mr. Daniel Durán U. is Technology and Information Manager. Mr. Durán’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(16)	Mr. Giancarlo Bianchetti G. is Markting Manager Global Brands. Mr. Bianchetti’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(17)	Mr. Cristián Canevaro J. is General Manager Comercial Peumo. Mr. Canevaro’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company’s only outstanding voting securities are the shares of its Common Stock. According to the Company’s shareholder records, the Company’s 747,005,982 shares of Common Stock outstanding were held by 1,609 shareholders of record as of April 30, 2010. There are no differences in the voting rights of the shareholders.

The principal shareholders of the Company are Rentas Santa Bárbara S.A. (“Santa Bárbara”), Inversiones Totihue S.A. (“Totihue”), AFP Provida S.A., AFP Habitat S.A., Inversiones Quivolgo S.A., AFP Capital S.A., Fundación Cultura Nacional (“Cultura Nacional”), BICE Inversiones Corredora de Bolsa S.A., The Bank of New York (according to Circular 1375 issued by the S.V.S. on February 12, 1998, hereinafter “Circular 1375 S.V.S.,” which states that the Depositary shall be the shareholder of record of the shares underlying the ADS), Inversiones GDF S.A., AFP Cuprum S.A., Constructora Santa Marta Ltda. (“Santa Marta”), La Gloria S.A. (“La Gloria”), Foger Soc. Gestión Patrimonial Ltda. and Banco de Chile (Third party account Chapter XIV).

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

Direct Share Ownership of Principal Shareholders

	As of December 31st,
	2008		2009		As of April 30, 2010
Principal Shareholders	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares

Inversiones Totihue S.A. (2)	82,913,705	11.53%	87,615,431	11.73%	87,615,431	11.73%
Rentas Santa Bárbara S.A. (2)	83,421,707	11.60%	85,274,628	11.42%	85,274,628	11.42%
AFP Provida S.A. (3)	48,400,018	6.73%	43,327,829	5.80%	43,601,692	5.84%
AFP Habitat S.A. (3)	33,548,201	4.66%	33,821,696	4.53%	35,891,696	4.80%
Inversiones Quivolgo S.A.(4)	21,207,506	2.95%	28,831,551	3.86%	28,831,551	3.86%
AFP Capital S.A. (3)	24,649,811	3.43%	27,453,485	3.68%	28,033,395	3.75%
Fundación Cultura Nacional (5)	25,954,278	3.61%	26,964,775	3.61%	26,964,775	3.61%
BICE Inversiones C. de Bolsa	21,105,587	2.93%	24,477,427	3.28%	26,232,185	3.51%
The Bank of New York (1)	29,986,680	4.17%	24,765,040	3.32%	25,383,020	3.40%
Inversiones GDF S.A. (6)	24,439,851	3.40%	24,439,851	3.27%	24,439,851	3.27%
AFP Cuprum S.A. (3)	22,144,130	3.08%	14,128,040	1.89%	23,090,871	3.09%
Constructora Santa Marta Ltda. (7)	21,457,885	2.98%	22,293,321	2.98%	22,293,321	2.98%
Inversiones La Gloria Ltda.(4)	15,682,332	2.18%	16,082,332	2.15%	16,082,332	2.15%
Foger Soc. Gestión Patrimonial Ltda. (7)	14,058,063	1.95%	14,665,845	1.96%	14,665,845	1.96%
B.de Chile C. Terceros Cap. XIV	19,949,695	2.77%	19,404,496	2.60%	14,576,508	1.95%
Total Largest 15 Shareholders	488,919,449	67.98%	493,545,747	66.07%	502,977,101	67.33%

Other Shareholders	230,251,286	32.02%	253,460,235	33.93%	244,028,881	32.67%

Total	719,170,735	100%	747,005,982	100%	747,005,982	100%

(1)	Depositary Bank for the ADS.
(2)	Investment Company controlled by the Guilisasti Family (“Family Principal Shareholders”).
(3)	Chilean Pension Fund.
(4)	Investment Company controlled by Mr. Alfonso Larraín Santa María.
(5)	Cultura Nacional is a Chilean non profit institution. Shares are attributed to Mr. Alfonso Larraín, its Chairman.
(6)	Investment Company controlled by Mr. Mariano Fontecilla de Santiago Concha.
(7)	Investment Company controlled by Mr. Francisco Marín Estévez.

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

The preferential purchase rights of Santa Bárbara and Totihue described above are applicable in the case of transfer of subscription rights of shareholders party to the Shareholders’ Agreement resulting from a capital increase, as well as in the case of issuance of capital stock in the event of a merger or split-off. The preferential purchase rights of Santa Bárbara and Totihue are not applicable to a transfer of Common Stock to certain persons, including subsidiaries in which the transferor controls 75% or more of such subsidiary’s capital stock and direct ascendants and descendants of such transferor.

The Shareholders’ Agreement is of indefinite duration and may be modified or terminated pursuant to a written agreement signed by the shareholders party to the Shareholders’ Agreement holding no less than 75% of the Common Stock subject to the Shareholders’ Agreement.

B. Related Party Transactions

In the ordinary course of its business, the Company engages in transactions with its affiliates. In addition, the Company has engaged in transactions with directors and executive officers of the Company. A detail of all transactions realized with affiliates or related parties is presented in Note 6 to the Consolidated Financial Statements – Balances and Transactions with Related Parties– .The principal transactions with such related parties during the last three fiscal years are as follows:

Viñedos Emiliana. Viñedos Emiliana is a Chilean corporation (sociedad anónima abierta) which produces wines for export and domestic markets and is listed on the Chilean Exchanges. Viñedos Emiliana was originally a subsidiary of the Company until 1986, when the Company distributed shares of Viñedos Emiliana to the Company’s then existing shareholders. Although Viñedos Emiliana is a separate corporation, the Company and Viñedos Emiliana remain under common control. Certain of the principal shareholders of the Company own directly and indirectly approximately 59.74% of Viñedos Emiliana’s outstanding capital stock and, additionally, the Company and Viñedos Emiliana have other common shareholders. Viñedos Emiliana’s seven-member Board of Directors includes one of the Company’s seven directors (Alfonso Larraín Santa María). Viñedos Emiliana and the Company have various business dealings, the most significant of which are described below.

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

In 2009, the Company recognized Ch$952 million in revenues from Viñedos Emiliana, or 0.3% of total revenues, including mainly revenues from sales in bottling fees and sales of raw materials. In 2009, the Company paid Viñedos Emiliana Ch$238 million in licensing fees. The Company recognized revenues from Viñedos Emiliana of Ch$1,418 million in 2008 and Ch$1,314 million in 2007. The Company paid Viñedos Emiliana Ch$235 million in 2008 and Ch$276 million in 2007 in licensing fees.

From time to time, the Company engages in other transactions with Viñedos Emiliana, including purchases of wine in bulk at market prices, grapes and other raw materials. In 2009, 2008 and 2007 total purchases from Viñedos Emiliana totaled Ch$728 million, Ch$1,227 million and Ch$1,350 million, respectively.

Frutícola Viconto (“Frutícola”). Frutícola is the Company’s principal customer for fruit. In 2009 and 2008 the Company sold Ch$10.7 million and Ch$6.1 million, respectively, of fruit to Frutícola for export. In 2007, the Company did not sell fruit to Frutícola. The Company also purchases grapes from Frutícola for vinification. In 2009, 2008 and 2007, the Company purchased Ch$16 million, Ch$24 million and Ch$77 million of grapes from Frutícola, respectively. Frutícola is a Chilean corporation (sociedad anónima abierta) listed on the Chilean Exchanges. Frutícola was formerly a subsidiary of the Company until 1986 when the Company distributed Frutícola shares to the Company’s then existing shareholders.

The Company and Frutícola are under common control. Two of the Company’s seven directors are members of Frutícola’s seven-member Board of Directors (Rafael Guilisasti Gana and Pablo Guilisasti Gana). Mr. Andrés Larraín Santa María, the Company’s Agricultural Manager and Mr. Felipe Larraín Vial, son of the Company’s Chairman, are also directors of Frutícola. Certain Principal Shareholders directly and indirectly own approximately 57.23% of the outstanding common stock of Frutícola.

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

Industria Corchera is the primary cork supplier for the Company. The Company purchased Ch$6,878 million, Ch$7,571 million and Ch$8,167 million of cork and other raw material from Industria in 2009, 2008 and 2007, respectively. The Company believes that the price and terms it receives from Industria Corchera are equivalent to those available from its other cork suppliers. Mr. Osvaldo Solar Venegas, the Company’s CFO is director of Industria Corchera.

Viña Almaviva. Viña Almaviva is a 50-50 joint venture company between the Company and Baron Philippe de Rothschild. The Company purchases from Almaviva used French oak barrels (used during one aging season) and the Almaviva wine that is sold in Chile through Comercial Peumo. Total purchases from Almaviva in 2009, 2008 and 2007 were Ch$410 million, Ch$458 million and Ch$437 million, respectively. In addition, the Company sells to Almaviva raw materials and services. Sales to Almaviva totaled in 2008, 2007 and 2006, Ch$82 million, Ch$198 million and Ch$95 million, respectively.

Related Transaction With Entities in Which the Directors and Executive Officers Have an Equity Interest. The Company purchases small quantities of grapes, plants and other services from entities in which several of its directors, executive officers or members of their families have interests. In 2009, 2008 and 2006, the Company purchased an aggregate of approximately Ch$178 million, Ch$1,687 million and Ch$1,396 million, respectively, of such goods and services from such entities.

Other. Besides formal requirements, Title XVI and especially article 147 of the Chilean Corporation Law demand to Open Corporations that any relevant Company’s transactions with related parties shall only be celebrated if actually contributes to the social interest and if it subject to terms and conditions customarily prevailing in the market at the time of it approval. Directors, managers and principal officers of companies that violate Article 147 are liable for losses resulting from such violation. In addition, Article 147 of the Chilean Corporation Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be immediately informed by the compromised Director to the boards of directors and shall only be approved if the absolute majority of the directors consider that the transaction is beneficial for the social interest. Chilean law requires that an interested director abstain from voting on such a transaction. If the absolute majority of the director is obliged to abstain for voting on any particular transaction, the transaction shall only be approved unanimously by the not involved directors or by an a extraordinary shareholders meeting. See Item 10 — “Additional Information — Estatutos (By-Laws) — Directors” for further information relating to conflict of interest transactions. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholder’s meeting. Violation of Article 147 may result in administrative or criminal sanctions and civil liability to the Company and shareholders or interested third parties who suffer losses as a result of such violation. The Company believes that it has complied with the requirements of Article 147 in all transactions with related parties during fiscal year 2009.

For additional information concerning the Company’s transactions with affiliates and other related parties, see Note 6 to the Consolidated Financial Statements — “Balances and Transactions with Related Parties.”

ITEM 8:	FINANCIAL INFORMATION

See Item 18 — “Financial Statements” and the financial statements referred to therein for the Consolidated Financial Statements and other financial information.

Wine Exports

Viña Concha y Toro and its subsidiaries export from Chile to 135 countries. Concha y Toro is the largest exporter in Chile. The Company also exports wine from Argentina through the subsidiary, Trivento. Trivento is the second largest wine exporter by volume in Argentina. See “Item 4: Information on the Company — Company Sales — Argentina”.

The following table presents wine exports by volume, in Chilean pesos and as a percentage of total sales for the last three years.

	Exports by Volume and Value
	2007	2008	2009
Exports (thousand – liters)	149,868	164,894	176,668
% of total sales	63.3%	66.8%	68.1%
Exports (Ch$ million)	233,973	243,718	269,361
% of total sales	76.9%	77.4%	76.2%

Legal and Arbitration Proceedings

The Company is not involved in any litigation or arbitration proceedings which, if determined adversely to the Company, individually or in the aggregate, would have a material adverse effect on the Company and its subsidiaries taken as a whole, nor to the Company’s knowledge are any such proceedings threatened.

Policy on Dividend Distributions

In accordance with Chilean law, the Company must distribute cash dividends equal to at least 30% of the Company’s annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of the shares and unless and to the extent that the Company has accumulated losses. If there is no net income in a given year, the Company may elect, but is not legally obligated, to distribute dividends out of retained earnings. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADS may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash.

The Company’s dividend policy approved at the general shareholders’ meeting is to distribute 40% of net earnings. For fiscal year 2009, interim dividends Nos. 236, 237 and 238 of Ch$2.50 per share were paid on September 30, 2009, December 30, 2009 and March 31, 2010, respectively. A final dividend No. 239 of Ch$16.20 per share was paid on May 14, 2010 against the profits of the 2009 fiscal year. Total dividends disbursed against the profits of 2009 fiscal year were 40% of net earnings.

For fiscal year 2010, the Board approved to pay three provisional dividends of Ch$3.0 per share, charged against the profits for fiscal year 2010. These will be paid on September 30, 2010, December 29, 2010 and March 31, 2011, while the remaining profits up to a limit of 40% of the earnings shall be disbursed in May 2011.

The above detailed dividend policy is the Board’s intent; however, fulfillment thereof will be contingent on cash flows. Consequently, at the annual shareholders’ meeting, the Board shall solicit shareholder approval to modify the amounts and payment dates should the necessity arise.

The following table sets forth the dividends paid per share of common stock in respect of each of the years indicated:

Total Dividends Paid
Fiscal year,	Ch$per share (1)
2005	10.60
2006	9.00
2007	18.95
2008	19.55
2009	23.70

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

Prior to the offerings of the ADS and the shares of Common Stock in October 1994, there was no public market for such securities in the United States. The Common Stock is currently traded on the Chilean Exchanges. In 2009, trading on the Santiago Stock Exchange accounted for approximately 85% of the trading volume of the Common Stock in Chile. The ADS are listed on the New York Stock Exchange and trade under the symbol “VCO.”

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

Annual High and Low Closing Sale Prices

	Chilean Pesos Per Shares(2)		U.S. Dollars Per ADS(3)
Year Ended December	High	Low	High	Low

2005	1,120.0	695.0	99.50	26.00	*
2006	850.0	679.9	32.29	25.12
2007	1,375.0	800.0	55.16	29.81
2008	1,132.7	780.0	43.35	26.01
2009	1,200.10	931.0	45.00	28.50

*On October 3, 2005 the ratio of 1 ADR to common stock changed from 1:50 to 1:20

Quarterly High and Low Closing Sale Prices

		Chilean Stock Trading			ADR Trading
			Chilean Pesos Per Shares(2)			U.S. Dollars Per ADS(3)
Year	Quarter	Share Volume(000)(1)	High	Low	Share Volume(3)	High	Low
2008
	1st Quarter	38,327.85	1,040.0	780.0	398,559	43.35	32.70
	2nd Quarter	52,401.32	959.9	804.9	515,685	41.00	33.76
	3rd Quarter	35,424.94	1,050.0	835.7	350,830	40.47	26.48
	4th Quarter	41,236.06	1,132.7	825.0	253,563	34.60	26.01
2009
	1st Quarter	17,482.64	1,100.0	931.0	251,533	37.75	28.50
	2nd Quarter	32,336.75	1,149.0	945.0	245,676	39.04	31.49
	3rd Quarter	33,322.69	1,185.0	963.0	251,436	43.93	34.74
	4th Quarter	27,151.10	1,200.1	970.0	329,894	45.00	39.15
2010
	1st Quarter	24,179.38	1,260.0	1,010.0	447,685	50.98	41.50

	Month ended
	November, 2009	6,901.13	1,140.0	970.0	227,610	45.00	39.55
	December, 2009	15,903.10	1,125.0	992.0	65,363	44.25	39.15
	January, 2010	6,067.37	1,231.0	1,010.0	75,411	50.98	41.99
	February, 2010	3,775.42	1,260.0	1,150.0	88,308	48.40	41.57
	March, 2010	14,336.59	1,250.0	1,050.0	283,966	49.60	41.50
	April, 2010	15,943.21	1,225.0	1,115.0	209,502	47.56	42.15

*On October 3, 2005 the ratio of 1 ADR to common stock changed from 1:50 to 1:20. This means that the ADR price US$34.24 for the new ratio corresponds to 85.60 on the former ratio.

(1)	Source: Volume traded in the Santiago Stock Exchange, the Chilean Electronic Exchange and the Valparaiso Stock Exchange.
(2)	Source: Santiago Stock Exchange. Chilean pesos per share reflect nominal price at trade date.
(3)	Source: Monthly Report-The Bank of New York. Reflects actual high/low closing prices.

According to the Company’s records, as of April, 2010, there were 1,609 holders of record of the Common Stock. Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.

At an Extraordinary Shareholder’s Meeting held on December 18, 2008, a capital increase was approved for approximately Ch$30,000 million. The capital increase of the Company was effected through the issuance of 28,000,000 common, nominative and no par value shares. The preferential option period for subscription commenced on April 15, 2009 and ended on May 15, 2009. In this period a total of 26,325,409 shares were subscribed. On May 28, 2009 the Company’s board of directors adopted a plan to offer the remaining 1,674,591 unsubscribed shares from the preferential option period to the Company’s employees at the same price (Ch$930) and subject to the same conditions as offered to the shareholders.

As a result of the capital increase total shares subscribed were 27,835,247 and the total amount of shares subscribed increased to 747,005,982.

ITEM 10:	ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and articles of association

The following is a summary of certain information regarding the Company’s By-Laws and provisions of Chilean law. This summary is not complete. For a complete overview of the provisions of the By-Laws discussed in this summary, you are encouraged to read the Company’s By-Laws, previously filed and incorporated by reference as Exhibit 1.1 to this Annual Report. See Item 19 — “Exhibits.”

Registration and corporate purposes. The Company is a corporation (sociedad anónima abierta) organized by means of a public deed (escritura pública) dated December 31, 1921, the abstract of which was recorded on Page 1051, Number 875, of Santiago’s Registry of Commerce in 1922 and published in Chile’s Official Gazette on November 6, 1922. Its existence was approved by a Supreme Decree Number 1556, dated October 18, 1922. After corporate amendments were made, the Company’s public deed was recorded on Page 15,664, Number 12,447 of Santiago’s Registry of Commerce in 1999 and recorded at Chile’s Securities Registry of the Superintendency of Securities under No. 0043 on June, 14, 1982. As set forth in Article 2 of the Company’s By-Laws, the purposes of the Company are: the operation and marketing of the wine-making industry in all its forms and all its distinct phases, whether with its own stock or stock purchased from third parties; the operation of agricultural real estate owned by the Company or leased from third parties; and the carrying out of real estate investments including acquiring, transferring and constructing real estate, either with its own personnel or through third parties.

Directors. Under the Chilean Corporation Law, a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest (a conflicting interest transaction) without prior approval by the Board of Directors and only if the terms of the conflicting interest transaction are similar to those of an arm’s length transaction and only is it beneficial for the social interest.

If the conflicting interest transaction does not involve a “material amount,” the transaction shall be executed only with the previous approval of the Board of Director. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of May 31, 2010, approximately US$80,000) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of May 31, 2010, approximately US$800,000) regardless of the size of the transaction. Same procedure shall be applicable in case the transaction complies with the Company’s habitual policies and in if the Company owns directly or indirectly at least the 95% of the other party in the transaction.

If the transaction does not comply with the aforementioned scenarios it will only be able to be executed if: (i) it is immediately informed to the Board of Directors, (ii) is approved by the Board of Directors with the abstention of involved Directors; (iii) if the Transaction is informed to the next shareholders meeting. In case the majority of the directors are involved in a related transaction it will only be able to execution if it is approved unanimously by the not involved directors or by an extraordinary shareholders meeting. If the Transaction is subject to an extraordinary shareholders meeting, the Board of Directors shall appoint at least one independent advisor which shall inform the shareholders before the extraordinary shareholders meeting.

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

It is not necessary to hold shares of the Company to be elected a director and there is no age limit established for the retirement of directors.

Rights, preferences and restrictions regarding shares. At least 30% of the Company’s annual net income is required to be distributed in cash to the shareholders, unless the shareholders unanimously decide otherwise. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate By-Laws, by the vote of a majority of the voting stock issued), or to pay future dividends.

Compulsory minimum dividends become due thirty days after the date on which the shareholders meeting has approved the distribution of profits for that fiscal year. Any additional dividends approved by the shareholders become due on the date set by the shareholders or the Board of Directors.

According to the Company’s dividend policy, the dividends are distributed in quarterly interim payments plus a final dividend to be paid in May of the following year. Accrued dividends that corporations fail to pay or make available to their shareholders within certain periods are to be adjusted from the date on which those dividends became due and that of actual payment. Overdue dividends will accrue annual interest established for adjustable operations over the same period.

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

In the event of liquidation, the Chilean Corporation Law provides that corporations may carry out distributions to shareholders on account of a reimbursement of capital only once secure the payment of corporate indebtedness or after its actual payment.

Under Chilean law, certain provisions affect an existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares. The Securities Market Law establishes that (a) any person who, directly or indirectly, (i) owns 10% or more of the subscribed capital of a corporation (the “majority shareholders”) whose shares are registered in the Securities Registry of the Superintendency of Securities, or (ii) owns any such percentage because of the purchase of shares; and (b) all directors, the chief executive officer and the other principal officers of any corporation whose shares are registered with the Superintendency of Securities, regardless of the number of shares they own, must report any purchase or sale of shares made by such persons or entities no later than day after the date of such transactions to the Superintendency of Securities and to each of the stock exchanges in Chile where such corporation has securities registered. In addition, majority shareholders must inform the Superintendency of Securities and the stock exchanges with respect to whether the purchase is aimed at acquiring control of the corporation or merely a financial investment.

The Securities Market Law also provides that when one or more persons intend to take over a corporation subject to oversight by the Superintendency of Securities, they must give prior written notice to the Company, the Superintendency of Securities and the stock exchanges in Chile where such corporation has securities registered. This notice must include the price to be offered per share and the conditions of the proposed transaction, including the expected manner of acquiring the shares. Public notice shall be released through two publications in a newspaper of national presence as well.

Chapter XXV of the Securities Market Law was enacted in order that controlling shareholders share with minority shareholders the benefits of a change of control, by requiring that certain share acquisitions be made pursuant to a tender offer.

The Chilean Corporation Law provides shareholders with preemptive rights. The Act requires that options to purchase stock representing capital increases in corporations and debentures duly convertible into stock of the issuing corporation, or any other securities extending future rights over such stock, must be offered, at least once, to existing shareholders, proportionally to the number of shares owned by them. This right is eminently renounceable or transferable. A corporation must distribute any bonus stock in the same manner.

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

e)
establishment or extension of preferences in connection with a series of shares, or any other modification of existing preferences, in which case only dissenting shareholders in the affected series will have the right to withdraw; and curing certain errors or defects affecting the corporate charter, or amending the By-Laws in respect of one or more of the matters listed above.

In addition, shareholders may withdraw if a person becomes the owner of two-thirds of the outstanding shares of the corporation as a consequence of a share acquisition.

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

Shareholders’ meetings. Annual shareholders’ meetings are to be held during the first four months of each year. During the meetings, determinations are made relating to particular matters, which must be specifically indicated in the notice of such meeting. The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority (50% plus one) of the issued voting stock of the Company; if a quorum is not present at the first meeting, the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the voting stock represented. In that case, decisions will be made by the absolute majority of stock with voting rights present or otherwise represented. The following matters are specifically reserved for annual meetings:

a)           review of the state of the corporation and of the reports of internal and independent auditors and the approval or rejection of the annual report, balance sheet, financial statements and records submitted by the officers or liquidators of the corporation;

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

The following matters are specifically reserved for extraordinary meetings:

a)           dissolution of the corporation;

b)           transformation, merger or spin off of the corporation and amendments to its By-Laws;

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

- when required by the Superintendency of Securities; and

- whenever the social interest so warrants.

Only holders of stock registered in the Record of Shareholders five days before the date of the pertinent meeting may participate with the right to speak and vote in shareholders’ meetings. Directors and officers other than shareholders may participate in shareholders’ meetings with the right to speak.

Shareholders may be represented at meetings by other individuals, regardless of whether or not those persons are shareholders themselves. Representation must be conferred five days before the date of the relevant meeting, in writing or public deed and for the total number of shares held by the shareholder.

Limitations on the right to own securities. The right to own any kind of property is guaranteed by the Chilean Constitution and the Chilean Corporation Law does not contain any general limitation regarding the right to own securities. There are, however, certain limitations on the right of foreigners to own securities of Chilean corporations, but only for certain special types of companies. The Company’s securities are not restricted by these limitations and the Company’s By-Laws do not contain restrictions or limitations in this respect.

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

D. Exchange Controls

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

Under Chapter XXVI of the former Foreign Exchange Regulations and the Foreign Investment Contract, the Central Bank of Chile agreed to grant to the Depositary, on behalf of ADS holders and to any investor neither resident nor domiciled in Chile who withdraws Common Stock upon delivery of ADS (such shares of Common Stock being referred to herein as “Withdrawn Shares”), access to the Formal Exchange Market to convert pesos to U.S. dollars (and to remit such dollars outside of Chile) in respect of shares of Common Stock represented by ADS or Withdrawn Shares, including amounts received as (a) cash dividends; (b) proceeds from the sale in Chile of Withdrawn Shares; (c) proceeds from the sale in Chile of rights to subscribe for additional shares of Common Stock; (d) proceeds from the liquidation, merger or consolidation of the Company; and (e) other distributions, including, without limitation, those resulting from any recapitalization, as a result of holding shares of Common Stock represented by ADS or Withdrawn Shares. However, Chapter XXVI also provided that access to the Formal Exchange Market for repatriation of the sales proceeds of Withdrawn Shares or distributions thereon would be conditioned upon receipt by the Central Bank of Chile of certification by the Depositary (or the custodian on its behalf) that such Shares had been withdrawn in exchange for ADS, a waiver of the benefits of the Foreign Investment Contract until such Withdrawn Shares were redeposited and the Withdrawn Shares are redeposited with the Depositary. Investors receiving Withdrawn Shares in exchange for ADS will have the right to redeposit such shares in exchange for ADS, provided that the conditions to redeposit are satisfied. For a description of the Formal Exchange Market, see Item 3 — “Key Information — Exchange Rates.”

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

E. Taxation

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

Chile

Chile and the United States signed a double taxation treaty on February 4, 2010. The treaty will come into force only upon approval by the legislative bodies of Chile and the United States in accordance with their respective laws. The following discussion is based exclusively on Chilean domestic tax legislation.

The discussion summarizes the material Chilean income tax consequences of the purchase, ownership and disposition of ADS or shares of Common Stock by an individual who is neither domiciled in, nor a resident of, Chile for tax purposes or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (a “foreign holder”). However, it is not a full description of all tax considerations that may be relevant to a decision related to the ADS or shares of Common Stock. The discussion is based on Chilean income tax laws, regulations and rulings of the Chilean Internal Revenue Service, including Rulings No. 324 of 1990, No. 3985 of 1994, No. 1969 of 1995, No. 3807 of 2000, N° 1705 of 2006 and 224 of 2008 and Circular Letter No. 7 of 2002, all of which are subject to change.

It is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. For purposes of Chilean taxation, an individual holder is a resident of Chile if he has resided in Chile for more than six consecutive months in a calendar year, or a total of more than six months within two consecutive tax years.

Pursuant to the Chilean Constitution, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected, may only be amended by another statute. In addition, the Chilean tax authority issues rulings, circular letters and regulations of either general or specific application and interpret the provisions of Chilean tax law. Pursuant to Article 26 of the Chilean Tax Code, Chilean taxes may not be assessed retroactively against taxpayers who in good faith relied on such rulings, regulations and interpretations, but Chilean tax authorities may change such rulings, regulations and interpretations prospectively.

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

The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a non-resident holder, assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 17% and a distribution of 50% of the net income of the Company distributable after payment of the First-Category Tax:

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

Dividend distributions paid-in kind would be subject to the same Chilean tax rules as cash dividends. Stock dividends are deemed a non taxable event, thus, not subject to Chilean taxation for the shareholder at the moment the shares are distributed. Subsequent disposition of shares arising from stock dividends may be taxed in Chile (see Capital Gains). Disposition of the preemptive rights on compensated basis would be deemed in Chile as ordinary business income subject to taxation.

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

The deposit and withdrawal of Common Stock in exchange for ADRs is not subject to Chilean taxation. Taxation, if any, will be triggered at the time Common Stocks are sold. The tax base of shares of Common Stock received in exchange for ADS for capital gains tax assessment will be the acquisition cost or basis on the shares. The basis on the shares delivered to any holder upon surrender of ADRs shall be the highest reported sales price of the shares on the Santiago Stock Exchange for the day on which the transfer of the shares is recorded under the name of the holder. Consequently, the conversion of ADS into shares of Common Stock and the immediate sale of the shares for the value established under the Deposit Agreement, as amended, would normally not generate a capital gain subject to taxation in Chile.

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

Rev. Ruling 224 of 2008 was issued in the context of Article 18 ter tax exemption application and ADR operations and it confirmed that the reference contained in Article 18 ter to a foreign exchange stock market authorized by the Chilean Superintendency of Securities would cover the acquisitions on the London Stock Exchange, NYSE and Madrid Stock Exchange.

In case the requirements of Article 18 ter are not met and a capital gain is realized at the time of the sale of Common Stock, such capital gain, made either by a foreign holder or by Chilean resident holder, will be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either (i) the seniority on the Common Stock is less than one year since exchanging ADS for the Common Stock, or (ii) the shareholder acquired and disposed of the Common Stock in the ordinary course of its business or may be deemed an habitual trader of shares and (iii) the transaction takes place among parties deemed related, unlikely to take place in the sale is made in a stock market. In all other cases, gain on the disposition of Common Stock will exclusively be subject to the First-Category Tax (presently imposed at a rate of 17%) assessed as a sole tax and no second level taxation will apply e.g. the Withholding Tax in case of non-resident holder.

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

United States

The following discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ADS or shares of Common Stock. However, it is not a full description of all tax considerations that may be relevant to a decision related to the ADS or shares of Common Stock. The discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change could apply retroactively.

The U.S. federal income tax treatment of a holder of ADS or shares of Common Stock may vary depending upon its particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons holding offsetting positions in respect of the ADS or shares of Common Stock, broker-dealers, U.S. expatriates, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, partnerships or other pass-through entities or persons holding ADS or Common Stock through a partnership or other pass-through entity, traders that elect to mark-to-market, persons who acquired ADS or Common Stock pursuant to the exercise of any employee share option or otherwise as consideration and persons owning, directly or indirectly, 10% or more of the voting shares of the Company) may be subject to special rules not discussed below. Unless otherwise stated, the following summary is limited to U.S. Holders who hold the ADS or shares of Common Stock as “capital assets” within the meaning of Section 1221 of the Code. The discussion below also does not address the effect of any foreign, state or local tax law, or any federal tax law other than income tax law on a holder of the ADS or shares of Common Stock. In addition, unless otherwise stated, the following discussion assumes that the Company is not currently and will not in the future be, classified as a “passive foreign investment company” (“PFIC”) within the meaning of the Code.

As used herein, the term “U.S. Holder” means a beneficial owner of ADS or shares of Common Stock that is, for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation organized in or under the laws of the United States or any state thereof, (iii) an estate that is subject to U.S. federal income taxation without regard to the source of its income, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and (2) one or more United States persons have the authority to control all substantial decisions of the trust. The term “Non-U.S. Holder” refers to any beneficial owner of ADS or shares of Common Stock other than a U.S. Holder.

For U.S. federal income tax purposes, holders of ADS (or ADRs evidencing ADS) generally will be treated as the owners of the Common Stock represented by those ADS.

Cash Dividends and Other Distributions

For U.S. federal income tax purposes, the gross amount of a distribution with respect to ADS or shares of Common Stock will include the net amount of any Chilean tax withheld (i.e., the Withholding Tax reduced by any credit for First-Category Tax paid) and will be treated as a dividend on the date of receipt by the Depositary or the U.S. Holder of such shares, respectively, to the extent of the Company’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions, if any, in excess of such current and accumulated earnings and profits as determined for U.S. federal income tax purposes will constitute a non-taxable return of capital to a U.S. Holder and will be applied against and reduce such U.S. Holder’s tax basis in such ADS or shares of Common Stock. To the extent that such distributions are in excess of such basis, the distributions will constitute capital gain. U.S. Holders that are corporations will not be allowed a deduction for dividends received in respect of distributions on ADS or shares of Common Stock. For tax years through 2010, individual U.S. Holders are generally subject to a tax rate on dividends equal to 15%, which corresponds to the maximum tax rate for long-term capital gains. However, for tax years beginning after December 31, 2010, dividends will be taxed at the same rate as other items of ordinary income, which will exceed the tax rate for long-term capital gains. U.S. Holders should consult their personal tax advisors to determine the applicability of the 15% rate for dividends, if any, paid to them.

If a dividend distribution is paid with respect to ADS or shares of Common Stock in Chilean pesos, the amount includable in income will be the U.S. dollar value, on the date of receipt by the Depositary or the U.S. Holder of such shares of Common Stock, respectively, of the Chilean pesos amount distributed. Any subsequent gain or loss in respect of such Chilean pesos arising from exchange rate fluctuations will generally be U.S. source ordinary income or loss for U.S. Holders; although under certain limited circumstances may be capital gain or loss. If the Depositary converts the Chilean pesos to U.S. dollars on the date it receives such pesos, U.S. Holders will not recognize any such gain or loss.

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

Capital Gains

The sale or other disposition of ADS or shares of Common Stock will generally result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s tax basis in such ADS or shares of Common Stock. The U.S. Holder’s initial tax basis in the ADS or shares of Common Stock will be such Holder’s cost for the ADS or shares of Common Stock. Gain or loss upon the sale or other disposition of ADS or shares of Common Stock will be long-term or short-term capital gain or loss, depending on whether the ADS or shares of Common Stock have been held for more than one year and generally will be U.S. source gain or loss (in the case of losses, subject to certain limitations). Long-term capital gains realized by individuals generally are subject to tax at preferential rates. The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company

The Company believes that it was not a PFIC in any prior taxable year and does not expect to be a PFIC for its current taxable year or any succeeding taxable year.

Under the Code, a foreign corporation will be a PFIC for any taxable year in which either (1) 75% or more of its income is passive income or (2) the average percentage of the value of its assets that produce (or are held for the production of) passive income is 50% or more.

If the Company were classified as a PFIC for a taxable year, certain adverse U.S. federal income tax consequences would generally apply to a U.S. Holder of ADS or Common Stock.

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

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to an interest in the Company’s ADSs or shares of common stock, subject to certain exceptions (including an exception for ADSs and common stock held in accounts maintained by certain financial institutions).

Subject to certain certification requirements, dividends paid to a Non-U.S. Holder on and proceeds from a Non-U.S. Holder’s sale or other disposition of, ADS or shares of Common Stock will generally not have to be reported to the IRS and will not be subject to backup withholding tax.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s U.S. federal income tax liability if the required information is timely furnished to the IRS.

F. Dividends and paying agents

Not applicable.

G. Statements by experts

Not applicable.

H. Documents on Display

The Company files reports and other information with the Securities and Exchange Commission (the “SEC”). Any documents that the Company files with the SEC may be read and copied at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; and 500 Madison Street, Suite 1400, Chicago, Illinois 60661.

I. Subsidiary Information

See Item 4 “Information on the Company — Organizational Structure.”

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s principal line of business is the production and bottling of wine for sale both domestically and internationally. The principal exposures to market risks faced by the Company are interest rate risk, foreign currency exchange rate risk and risk of fluctuations in the price of raw materials.

Interest Rate Risk

The Company’s exposure to interest rate risk relates to its debt obligations. As of December 31, 2009 the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted to Ch$97,407 million of which, as of December 31, 2009, Ch$35,310 million is short term debt and Ch$62,097 million is long term debt with maturities through 2013 for its bank debt and 2026 for the bond debt.

As of December 31, 2009, 57% of the debt has a fixed-rate and is denominated in Chilean pesos and Argentine pesos. The fair market value of total bank debt, as of December 31, 2009, does not significantly differ from the value at which it is listed in the Consolidated Financial Statements and has an average interest rate of 3.55% with maturities through 2026. The interest rate risk arises from the uncertainty regarding interest rate at which the Company can refinance its short term debt given the current uncertainty in the global financial markets.

The following table lists the cash flows related to interest payments, amortization of debt obligations and related interest rates by fiscal year maturing with respect to the Company’s debt obligations. Interest rates disclosed represent the weighted average rates of the portfolio at year-end and fairly represent the approximate average annual interest rates for each of the years of maturity.

Interest Bearing Debt As of December 31, 2009
(in millions of Ch$)
Expected Maturity Date

Short Term and Long-Term Financial Debt		Average Interest Rate	2010 Mn.Ch$	2011 Mn.Ch$	2012 Mn.Ch$	2013 Mn.Ch$	2014 Mn.Ch$	There after Mn.Ch$	Total Mn.Ch$	Fair Value Total Debt
U.S. dollar	Variable rate	2.18%	14,585	15,669	1,826	1,826	—	—	33,906	33,762
Ch$	Variable rate	1.95%	4,019	—	—	—	—	—	4,019	4,001
Ch$	Fixed rate	2.62%	9,904	—	—	—	—	—	9,904	9,876
Ch$(UF)	Fixed rate	3.90%	2,793	2,464	2,464	2,464	2,464	28,334	40,983	40,761
ARG$	Fixed rate	13.78%	2,624	414	—	—	—	—	3,038	3,063
ARG$	Variable rate	13.43%	470	—	—	—	—	—	470	474
GBP	Variable rate	2.37%	1	2,892	—	—	—	—	2,892	2,888
Euro	Variable rate	2.22%	1	727	—	—	—	—	728	727
Total			34,397	22,164	4,290	4,290	2,464	28,334	95,939	95,552

UF(leasing)	Fixed rate	14.85%	913	251	304	—	—	—	1,468	911
Total			35,310	22,415	4,594	4,290	2,464	28,334	97,407	96,463

By comparison, as of December 31, 2008 the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted to Ch$138,867 million of which, as of December 31, 2008, Ch$70,725 million was short term debt and Ch$68,142 million was long term debt. As of December 31, 2008, most of the financed debt had a fixed-rate with an average interest rate of 5.7% with maturities through 2026 as presented in the table below.

Interest Bearing Debt As of December 31, 2008
(in millions of constant Ch$)
Expected Maturity Date

Short Term and Long-Term Financial Debt		Average Interest Rate	2009 Mn.Ch$	2010 Mn.Ch$	2011 Mn.Ch$	2012 Mn.Ch$	2013 Mn.Ch$	There after Mn.Ch$	Total Mn.Ch$	Fair Value Total Debt
U.S. dollar	Variable rate	4.36%	—	—	1,120	2,238	2,238	—	5,596	8,522
U.S. dollar	Fixed rate	4.73%	28,366	10,350	—	—	—	—	38,716	38,246
Ch$	Fixed rate	7.88%	24,773	—	—	—	—	—	24,773	24,498
Ch$(UF)	Fixed rate	3.83%	9,811	6,658	5,610	2,466	2,466	30,822	57,833	54,171
ARG$	Fixed rate	17.03%	4,914	2,509	558	—	—	—	7,981	7,545
Euro	Fixed rate	6.09%	2,414	—	—	—	—	—	2,414	2,076
Total			70,278	19,517	7,288	4,704	4,704	30,822	137,313	135,058

UF(leasing)	Fixed rate	13.39%	447	387	342	378	—	—	1,554	1,451
Total			70,725	19,904	7,630	5,082	4,704	30,822	138,867	136,509

Exchange Rate Risk

The primary exchange rate risk that the Company faces is the depreciation of the peso against the various currencies in which Company’s revenues are denominated. The Company’s export sales are primarily denominated in U.S. dollars, Euros, Pounds Sterling, Canadian dollars, Brazilian reais and Swedish and Norwegian crowns. During 2009 and 2008, 79% and 81%, respectively, of the Company’s total revenues were related to foreign currency. This risk is partly offset by the natural hedge resulting from approximately 30% of the Company’s costs and expenses being denominated in foreign currency, primarily U.S. dollars.

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

In addition, domestic sales of the Company’s Argentine subsidiaries are denominated in Argentine pesos –which represent 2.5% of total sales of the Company and would therefore be affected by the devaluation of the local currency. To manage this risk the Company maintains debt in Argentine pesos.

The following table sets forth the Company’s assets and liabilities subject to exchange rate risk as of December 31, 2009. The value of these foreign currency denominated assets and liabilities are represented in millions of Chilean pesos at the applicable exchange rate on December 31, 2009, which is included in the final row of the table.

Assets and Liabilities Subject to Exchange Rate Risk
As of December 31, 2009
(in million of Ch$ / except Exchange Rate)

Applicable Currency of Asset/Liability	US$	Euro	GBP	CAD	ARG$	SEK	NOK	REAL
Cash	479	457	1,402	298	349	535	982	159
Accounts and Notes Receivable	30,230	7,586	23,604	2,602	5,482	4,371	1,080	3,774
Fixed Assets	21,917	—	48	—	—	—	—	25
Other Assets	3,878	97	815	25	5,746	168	31	5
Total Assets	56,504	8,140	25,869	2,925	11,577	5,074	2,093	3,963
Current Liabilities	21,162	3,358	7,779	905	9,832	3,129	1,550	4,823
Long-Term Liabilities	19,321	—	—	—	968	—	—	—
Total Liabilities	40,483	3,358	7,779	905	10,800	3,129	1,550	4,823
Derivative Contracts
Expiring in 1Q2010	59,325	5,474	12,015	1,903	—	—	—	11,469
Expiring in 2010 after 1Q10	41,289	18,318	15,168	3,280	—	—	—	2,700
Expiring 2011- 2013	27,531	30,407	—	2,961	—	—	—	1,266
Total Forwards	128,145	54,199	27,183	8,144	—	—	—	15,435

Exchange Rate	507.10	726.82	814.42	481.12	133.48	70.74	87.44	290.94

By comparison, the following table represents the Company’s assets and liabilities subject to exchange rate risk as of December 31, 2008, expressed in constant Chilean pesos as of December 31, 2009.

Assets and Liabilities Subject to Exchange Rate Risk
As of December 31, 2008
(in million of Ch$ / except Exchange Rate)

Applicable Currency of Asset/Liability	US$	Euro	GBP	CAD	ARG$	SEK	NOK	REAL
Cash	1,236	236	655	84	9	32	18	146
Accounts and Notes Receivable	39,824	15,456	27,849	2,843	2,533	—	—	518
Fixed Assets	26,807	—	47	—	—	—	—	24
Other Assets	1,030	840	5,352	25	15,002	538	—	351
Total Assets	70,519	16,532	33,903	2,952	17,544	570	18	1,039
Current Liabilities	40,699	7,694	18,094	1,561	11,110	—	—	908
Long-Term Liabilities	15,946	—	—	—	4,082	—	—	—
Total Liabilities	56,645	7,694	18,094	1,561	15,192	9	—	908
Derivative Contracts
Expiring in 1Q2009	33,572	9,164	12,321	1,847	—	—	—	—
Expiring in 2009 after 1Q09	61,149	30,760	14,819	2,992	—	—	—	—
Expiring in 2010	23,698	28,511	—	1,256	—	—	—	—
Total Forwards	118,419	68,435	27,140	6,095	—	—	—	—

Exchange Rate	636.45	898.81	918.27	521.72	184.49	81.94	90.96	271.70

Commodity Price Risk

The Company relies on outside vineyards for supplies of grapes and bulk wine. Grapes purchased from outside vineyards are subject to fluctuation in price and quality and generally cost more than grapes from the Company’s vineyards.

In 2009, 68% of the grapes used in the production of its premium, varietal, bi-varietals and sparkling wines were purchased by the Company from independent growers in Chile. Additionally, in 2009, the Company purchased the grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company. Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations. As of December 31, 2009, the Company did not hold any grape price-sensitive instrument.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D. American Depositary Shares

D.3. Fees and expenses

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or deposited securities or a distribution of ADRs), whichever applicable:

●           taxes and other governmental charges,

●           such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to the name of the Bank of New York Mellon (“the Depositary”) or its nominee or the agent of the Depositary or its nominee on the making of deposits or withdrawals hereunder,

●           such cable, telex and facsimile transmission expenses as are expressly provided in the agreement between the Company and the Depositary

●           such expenses as are incurred by the Depositary in the conversion of foreign currency,

●           a fee not in excess of $5.00 or less per 100 ADS (or portion thereof) for the execution and delivery of ADRs and the surrender of ADRs,

●           a fee for and deduct such fee from, the distribution of proceeds of sales of securities or rights, such fee being in an amount equal to the fee for the issuance of ADS which would have been charged as a result of the deposit by owners of securities (for purposes of this clause 6 treating all such securities as if they were shares) or shares received in exercise of rights distributed to them, but which securities or rights are instead sold by the Depositary and the net proceeds distributed.

The Company will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with the agreements in writing entered into the Depositary and the Company from time to time.

D.4. Amounts payable by the depositary to the Company

Fees Incurred in Past Annual Period

Under the fee agreement between us and the Depositary, the Depositary agrees to pay certain fees relating to the maintenance of the ADRs. Certain fees we encounter related to our ADRs are reimbursed to us by the Depositary. From January 1, 2009 to December 31, 2009, we received from the Depositary US$38,000 corresponding to the annual stock exchange listing fees.

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

(a) Disclosure Controls and Procedures. The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” for the year ended December 31, 2009. Nevertheless, there are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on the evaluation under these criteria, management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by KPMG Auditores Consultores Ltda., an independent registered public accounting firm, as stated in their report which is included herein.

(c) Attestation Report of the Registered Public Accounting Firm See page F-3 of this Annual Report for the attestation report on the effectiveness of the Company’s internal control over financial reporting of KPMG Auditores Consultores Ltda., the Company’s independent registered public accounting firm. Their attestation report is incorporated herein by reference.

(d) Changes in Internal Control Over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company currently does not have an audit committee financial expert serving on its Audit Committee. Under Chilean law, the Company is not required to have an audit committee financial expert serving on its audit committee.

ITEM 16.B:	CODE OF ETHICS

As of June 2004, the Company has disclosed its code of ethics to reflect SEC rules and other proposed regulations that were adopted by the Company’s board of directors, officers and employees. All of the Company’s officers and employees accepted the provisions of the code of ethics, which governs the actions of everyone who works for the Company, including the employees of the Company’s subsidiaries. The Company’s code of ethics deals primarily with the following issues:

●	Duties of managers and personnel;

●	Conflict of interests;

●	Use of property and information;

●	Privileged information;

●	Independence;

●	Communications and certificates,

●	Fair behavior; and

●	Compliance with environment, health and safety laws and regulations.

A copy of the Company’s code of ethics is available on its website (www.conchaytoro.com).

ITEM 16.C:	PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

Aggregate fees for professional services rendered by KPMG Auditores Consultores Ltda. (“KPMG”), our independent registered public accounting firm, in each of the last two fiscal years, in each of the following categories are:

	2008 ThCh$	2009 ThCh$
Audit fees	115,490	206,428
Audit-related fees	—	—
Tax fees	—	100,401
All other fees	—	—
Total	115,490	306,829

“Audit Fees” are the aggregate fees billed and billable by KPMG for the audit of the Company’s consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control over financial reporting are included in Audit Fees. “Tax fees” are for aggregate fees billed by KPMG for tax advice regarding transfer pricing, setup of foreign operations and other tax planning services.

Pre-approval Policies and Procedures

Chilean law states that public companies are subject to “pre-approval” requirements under which all audit and nonaudit services provided by the independent auditor must be pre-approved by the Directors’ Committee. In the Company’s case, its Directors’ Committee approves all audits, audit-related services, tax services and other services. Any services to be provided by independent auditors that are not specifically included within the scope of the audit must be pre-approved by the Directors’ Committee prior to any engagement.

ITEM 16.D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Mr. Guilisasti is an affiliate of the Company or a representative of such an affiliate. Mr. Guilisasti has only observer status on the Audit Committee and is not a voting member or the chair of the committee. He also does not serve as an executive officer of the Company. Therefore, he relies on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act. We do not believe that his status as an affiliate materially adversely affects the ability of our Audit Committee to act independently or to satisfy the other requirements of the listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act. See Item 6.C. — “Board Practices.”

ITEM 16.E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16.F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16.G:	CORPORATE GOVERNANCE

American Depositary Shares representing shares of Common Stock are listed on the New York Stock Exchange (“NYSE”). However, because the Company is a “foreign private issuer,” as defined in the rules of the Securities and Exchange Commission, the Company is exempt from the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended and the obligation to notify the NYSE if any of the Company’s executive officers becomes aware of any non-compliance with any applicable provisions of Section 303A. Instead, the rules of both the SEC and the NYSE require the Company to provide a summary, included below, of the significant ways in which the Company’s corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

Independent directors in the Board of Directors

According to NYSE, listed U.S. companies must have a majority of independent directors. Chilean law only requires at least one independent director and the Company’s Board of Directors is, in fact, comprised of a minority of independent directors.

Non-Executive or Independent Director Meetings

Pursuant to the NYSE listing standards, non-executive directors or independent directors of U.S. listed companies must meet on a regular basis without management present. In compliance with Chilean law, the Company does not have directors that simultaneously serve as executives, accountants or auditors of the Company. The Company’s directors may meet individually or collectively with those they deem necessary to inform themselves and make decisions regarding the company.

Directors’ Committee and Audit Committee

According to the NYSE, listed U.S. companies must have an audit committee consisting of a minimum of three independent directors who are financially literate and at least one who is a designated financial expert. Chilean law requires open stock companies with a market capitalization greater than UF 1.5 million (approximately US$59.3 million) and at least 12.5% of its shares issued with voting rights are held by individual shareholders who control or have less than 10% such shares, such as the Company, to have a Directors’ Committee, composed of three directors who meet the independence requirements under Chilean law (as described below). The Company has a Directors’ Committee, composed of a majority of independent directors as required by Chilean law, which also performs the functions of the Audit Committee required by the NYSE. For the non-independent director on the Directors’ Committee, the Company relies on an exemption of the NYSE listing standards relating to Audit Committees of Rule 10A-3 promulgated under the Exchange Act. Chilean law has no requirement for members to be financial experts.

The Directors’ Committee is responsible for

i. reviewing balance sheets, financial statements and reports from accounting oversight bodies and auditors;

ii. proposing outside auditors to the Board of Directors;

iii. reviewing background information regarding the Company’s operations with related parties;

iv. reviewing managers’ and chief executive officers’ compensation plans;

v. preparing an annual management report with main recommendations to shareholders;

vi. inform and advice the Board of director about hiring the external auditors for non-audit neither prohibited services; and

vii. any other task established in the By-laws or entrusted by the Board of Director or the shareholders meeting.

Director’s independence qualification

Under the NYSE rules, a director must meet the requirements in the “Independence Test” in order to be considered an “Independent Director.” Chilean law establishes a strict set of rules in order to consider someone as “Independent Director”. This set of rules is principally related with the person’s financial, management and kin relationship with the company, its controller and or its principal executives. Accordingly, although certain of our directors are “Independent” in accordance with Chilean law, they may not be deemed to be “Independent Directors” under NYSE listing standards.

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

Under Chilean law, no corporate governance guidelines are required, but directors’ compensation must be discussed and voted on annually at the ordinary shareholders’ meeting.

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

Internal Audit

According to the NYSE, listed U.S. companies must have an internal audit function to provide management with ongoing assessments of the company’s risk management process and the system of internal controls. Although there is no local law requirement to do so, but the Company conducts an internal audit which provides evaluation, analysis and recommendations to senior management, the Board of Directors and the Directors’ Committee.

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

           The amended rules provide that all interested parties, not just shareholders, must be able to communicate their concerns regarding the listed company to the presiding director, or the non-management or independent directors as a group. There is no similar provision in Chilean law.

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

8.1
List of Significant Subsidiaries. Our significant subsidiaries, their jurisdictions of incorporation and the names under which they do business are identified in Item 4 “Information on the Company — Organizational Structure.”

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

VIÑA CONCHA Y TORO S.A.
Registrant

By:		/s/ EDUARDO GUILISASTI G.
	Name:	Eduardo Guilisasti G.
	Title:	Gerente General/
General Manager
(Chief Executive Officer)

	Date:	June 30, 2010

By:		/s/ OSVALDO SOLAR V.
	Name:	Osvaldo Solar V.
	Title:	Gerente de Administración y Finanzas/
Administration and Financial Manager
(Chief Financial Officer)

Date: June 30, 2010

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

Opinion KPMG ESTADOS FINANCIEROS

KPMG Auditores Consultores Ltda.	Phone	+56 (2) 798 1000
3520 Isidora Goyenechea Av., 2nd floor	Fax	+56 (2) 798 1001
Las Condes, Santiago, Chile	www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Viña Concha y Toro S.A.:

We have audited the accompanying consolidated balance sheets of Viña Concha y Toro S.A. and subsidiaries (the Company) as of December 31, 2008 and 2009, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the accompanying consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2009 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in thousands of Chilean pesos, as restated for general price-level changes, have been translated into United States dollars on the basis set forth in note 2 y) of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Viña Concha y Toro S.A.’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Auditores Consultores Ltda.

Santiago, Chile
June 30, 2010

KPMG Auditores Consultores Ltda. a Chilean member firm of KPMG International, a Swiss cooperative. All rights reserved.

Opinion KPMG SOX

KPMG Auditores Consultores Ltda.	Phone	+56 (2) 798 1000
3520 Isidora Goyenechea Av., 2nd floor	Fax	+56 (2) 798 1001
Las Condes, Santiago, Chile	www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Viña Concha y Toro S.A.:

We have audited the internal control over financial reporting of Viña Concha y Toro S.A. (the Company) as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Viña Concha y Toro S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated June 30, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG Auditores Consultores Ltda.

Santiago, Chile
June 30, 2010

KPMG Auditores Consultores Ltda. a Chilean member firm of KPMG International, a Swiss cooperative. All rights reserved.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009 and thousands of US dollars)

	As of December 31,
	2008	2009	2009
	ThCh$	ThCh$	ThUSD
			Note 2(y)
ASSETS
Current assets:
Cash and cash equivalents	3,859,018	6,992,174	13,789
Accounts receivable, net	101,213,147	94,993,821	187,328
Notes receivable, net	2,618,495	3,560,233	7,021
Other accounts receivable, net	4,158,735	4,436,639	8,749
Amounts due from related companies	234,631	220,820	435
Inventories, net	110,746,304	116,574,733	229,885
Recoverable taxes	9,832,180	7,687,971	15,161
Prepaid expenses	13,265,564	12,058,176	23,779
Deferred income taxes	2,802,948	3,378,956	6,663
Other current assets	1,926,326	979 ,118	1,931
Total current assets	250,657,318	250,882,641	494,741
Property, plant and equipment:
Land	55,924,771	58,773,212	115,901
Buildings and infrastructure	206,585,332	220,360,364	434,550
Machinery and equipment	69,056,725	69,819,315	137,684
Other fixed assets	17,501,979	18,853,475	37,179
Revaluation from fixed asset technical appraisal	3,738,881	3,712,530	7,321
Less: accumulated depreciation	(116,241,002)	(130,044,462)	(256,447)
Total property, plant and equipment, net	236,575,686	241,474,434	476,188
Other assets:
Investments in related companies	7,911,988	8,548,787	16,858
Investments in other companies	357,004	498,204	982
Goodwill, net	999 ,667	915 ,780	1,806
Intangibles	7,230,928	7,728,223	15,240
Accumulated amortization	(994,670)	(1,285,164)	(2,534)
Other assets	3,169,399	2,764,839	5,452
Total other assets	18,674,316	19,170,669	37,804
Total assets	505,907,320	511,527,744	1,008,733

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009 and thousands of US dollars)

	As of December 31,
	2008	2009	2009
	ThCh$	ThCh$	ThUSD
			Note 2(y)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt due to banks and financial institutions, including interest	57,764,078	21,071,396	41,553
Current portion of long-term debt due to banks and financial institutions, including interest	10,940,023	5,418,762	10,686

Commercial paper	—	5,113,400	10,084

Current portion of bonds payable	1,574,463	2,793,314	5,508
Other long-term liabilities with maturities within one year	446,295	913,123	1,801
Dividends payable	1,767,573	1,942,842	3,831
Accounts payable	44,588,320	39,726,813	78,341
Notes payable	3,475,683	2,998,923	5,914
Other payables	2,334,797	907,373	1,789
Amounts payable to related companies	3,537,408	2,479,224	4,889
Accrued expenses	29,397,990	29,529,828	58,233
Withholdings	4,641,284	8,560,323	16,881
Income taxes payable	650 ,476	3,641,123	7,180
Deferred revenue	1,665,559	12 ,694	25
Other current liabilities	206,044	—	—
Total current liabilities	162,989,993	125,109,138	246,715
Long-term liabilities:
Due to banks and financial institutions	26,348,190	23,352,566	46,051
Bonds payable	40,685,430	38,189,958	75,311
Miscellaneous payables	1,108,427	554,664	1,094
Amounts payable to related companies	1,902,453	1,664,255	3,282
Accrued expenses	1,573,128	1,633,926	3,222
Deferred income taxes	14,257,882	13,614,321	26,847
Total long-term liabilities	85,875,510	79,009,690	155,807
Minority interest	7	(4)	—
Shareholders’ equity:
Paid-in capital, no par value , 719,170,735 and 747,005,982 shares issued and outstanding as of 2008 and 2009, respectively	52,182,899	72,812,240	143,588
Additional paid-in capital – share premium	6,089,069	6,004,285	11,840
Other reserves	8,359,083	8,359,163	16,484
Reserve for future dividends	161,711,235	181,616,774	358,148
Net income for the year	34,343,398	44,160,442	87,084
Less: provisional dividends	(5,643,874)	(5,543,984)	(10,933)
Total shareholders’ equity	257,041,810	307,408,920	606,211
Total liabilities and shareholders’ equity	505,907,320	511,527,744	1,008,733

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009 and thousands of US dollars)

	Year ended December 31,
	2007	2008	2009	2009
	ThCh$	ThCh$	ThCh$	ThUSD
				Note 2(y)
Operating income:
Sales	304,067,077	314,755,932	353,594,738	697,288
Cost of sales	(181,616,492)	(189,148,150)	(224,644,201)	(442,998)
Gross profit	122,450,585	125,607,782	128,950,537	254,290
Administrative and selling expenses	(72,183,456)	(75,505,702)	(84,343,323)	(166,325)
Operating income	50,267,129	50,102,080	44,607,214	87,965
Non-operating income and expenses:
Interest income	170,998	541,474	728,692	1,437
Equity participation in net income of related companies	677,376	452,672	732,748	1,445
Other non-operating income	414,891	928,649	337,769	666
Goodwill amortization	(83,888)	(83,888)	(83,888)	(165)
Interest expense	(4,864,854)	(6,238,553)	(5,580,960)	(11,006)
Other non-operating expenses	(1,145,488)	(813 ,476)	(460,032)	(907)
Price-level restatement, net	(884,191)	(581,495)	1,447,787	2,855
Foreign exchange gains (losses), net	382,648	(1,071,833)	11,137,300	21,963
Non-operating income (expenses), net	(5,332,508)	(6,866,450)	8,259,416	16,288
Income before income taxes and minority interest	44,934,621	43,235,630	52,866,630	104,253
Income taxes	(8,688,454)	(8,892,209)	(8,706,180)	(17,169)
Income before minority interest	36,246,167	34,343,421	44,160,450	87,084
Minority interest	(9,292)	(23)	(8)	-
Net income for the year	36,236,875	34,343,398	44,160,442	87,084

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

	Paid-in capital	Additional paid-in capital- share premium	Other reserves	Reserves for future dividends	Provisional dividends	Net income for the year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2007	45,666,894	5,328,736	7,382,670	113,113,060	(5,496,262)	16,160,513	182,155,611
2006 net income distribution	—	—	—	10,664,251	5,496,262	(16,160,513)	—
Dividends declared	—	—	—	(1,078,754)	—	—	(1,078,754)
Foreign currency translation adjustment	—	—	(72,360)	—	—	—	(72,360)
Price-level restatement	3,379,350	394,326	546,318	9,087,244	(361,383)	—	13,045,855
Net income for the year	—	—	—	—	—	34,058,718	34,058,718
Interim dividends	—	—	—	—	(5,393,781)	—	(5,393,781)
Balance as of December 31, 2007	49,046,244	5,723,062	7,856,628	131,785,801	(5,755,164)	34,058,718	222,715,289
Balance as of December 31, 2007 restated to constant Chilean pesos as of December 31, 2009	52,182,899	6,089,069	8,359,083	140,213,898	(6,123,224)	36,236,875	236,958,600
Balance as of January 1, 2008	49,046,244	5,723,062	7,856,628	131,785,801	(5,755,164)	34,058,718	222,715,289
2007 net income distribution	—	—	—	28,303,554	5,755,164	(34,058,718)	—
Dividends declared	—	—	—	(8,234,504)	—	—	(8,234,504)
Price-level restatement	4,365,116	509,353	699,240	13,663,302	(382,958)	—	18,854,053
Net income for the year	—	—	—	—	—	35,151,891	35,151,891
Interim dividends	—	—	—	—	(5,393,781)	—	(5,393,781)
Balance as of December 31, 2008	53,411,360	6,232,415	8,555,868	165,518,153	(5,776,739)	35,151,891	263,092,948
Balance as of December 31, 2008 restated to constant Chilean pesos as of December 31, 2009	52,182,899	6,089,069	8,359,083	161,711,235	(5,643,874)	34,343,398	257,041,810
Balance as of January 1, 2009	53,411,360	6,232,415	8,555,868	165,518,153	(5,776,739)	35,151,891	263,092,948
2008 net income distribution	—	—	—	29,375,153	5,776,739	(35,151,891)	—
Dividends declared	—	—	—	(8,820,292)	—	—	(8,820,292)
Capital increase	20,668,642	(84,847)	—	—	—	—	20,583,795
Foreign currency translation adjustment	—	—	79	—	—	—	79
Price-level restatement	(1,267,762)	(143,283)	(196,784)	(4,456,239)	16,479	—	(6,047,589)
Net income for the year	—	—	—	—	—	44,160,442	44,160,442
Interim dividends	—	—	—	—	(5,560,463)	—	(5,560,463)
Balance as of December 31, 2009	72,812,240	6,004,285	8,359,163	181,616,774	(5,543,984)	44,160,442	307,408,920

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009 and thousands of US dollars)

	Year Ended December 31,
	2007	2008	2009	2009
	ThCh$	ThCh$	ThCh$	ThUSD
				Note 2(y)
Cash flows from operating activities:
Received from customers	341,534,467	315,483,749	287,257,493	566,471
Interest received	163,208	516,614	765,687	1,510
Dividends and other distributions received	1,273,099	149,711	4,328	9
Other income received	27,668,459	33,710,955	26,593,678	52,443
Payments to suppliers and personnel	(280,764,020)	(289,093,945)	(258,611,217)	(509,981)
Interest paid	(5,616,644)	(3,131,929)	(5,400,571)	(10,650)
Income taxes paid	(4,881,496)	(5,387,924)	(3,739,650)	(7,375)
Payment of other expenses	(2,169,903)	(52,157)	(194,018)	(383)
Value-added and others taxes paid	(14,558,082)	(31,304,509)	(12,056,115)	(23,775)
Net cash provided by operating activities	62,649,088	20,890,565	34,619,615	68,276
Cash flows from financing activities:
Proceeds from issuance of stock	—	—	20,625,286	40,673
Bank financing	44,351,407	81,713,583	57,458,547	113,308
Proceeds from commercial paper	—	—	5,113,400	10,084
Dividends paid	(7,141,392)	(14,038,298)	(14,299,477)	(28,199)
Payment of bank financing	(58,671,262)	(39,092,301)	(65,877,415)	(129,910)
Other financing cash flows	—	—	(643,537)	(1,269)
Payment of other loans to related companies	(1,992,744)	—	—	—
Net cash provided by (used in) financing activities	(23,453,991)	28,582,984	2,376,804	4,687
Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	47,529	1,282	299,047	590
Investments	75,550	—	—	—
Additions to property, plant and equipment	(37,509,429)	(45,923,864)	(32,814,763)	(64,711)
Payment of capitalized interest	(481,967)	(916,448)	(764,979)	(1,509)
Permanent investments	—	(15,781)	—	—
Other investing disbursements	(431,751)	(1,596,997)	(248,655)	(490)
Net cash used in investing activities	(38,300,068)	(48,451,808)	(33,529,350)	(66,120)

Positive net cash flow for the year	895,032	1,021,741	3,467,069	6,837
Effect of price-level restatement on cash and cash equivalents	(294,366)	(38,278)	(339,913)	(641)

Net increase in cash and cash equivalents	600,665	983,463	3,133,156	6,196
Cash and cash equivalents beginning of year	2,274,890	2,875,555	3,859,018	7,593
Cash and cash equivalents end of year	2,875,555	3,859,018	6,992,174	13,789

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009 and thousands of US dollars)

	Year Ended December 31,
	2007	2008	2009	2009
	ThCh$	ThCh$	ThCh$	ThUSD
				Note 2(y)
Reconciliation of net income to net cash provided by operating activities:
Net income for the year	36,236,875	34,343,398	44,160,442	87,084
Net gain on sales of property, plant and equipment	(72,043)	(26,794)	(125,497)	(247)
Net gain on sales of other investment	(73,711)	—	—	—
Charges (credits) to income which do not represent cash flows:
Depreciation	13,926,651	13,787,813	14,612,554	28,816
Amortization of intangibles	137,966	189,516	176,112	347
Provisions and write-offs	1,669,815	1,007,760	4,149,020	8,182
Equity participation in net income of related companies	(677,376)	(452,672)	(732,748)	(1,445)
Amortization of goodwill	83,888	83,888	83,888	165
Price-level restatement, net	884,191	581,495	(1,447,787)	(2,855)
Foreign exchange (gains) losses, net	(382,648)	1,071,834	(11,137,300)	(21,963)
Other credits to income that do not represent cash flows	(311,889)	—	—	—
Other charges to income that do not represent cash flows	—	1,349,513	90,812	179
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	334,024	(30,149,603)	(40,981,566)	(80,816)
Increase in inventory	(8,771,925)	(20,879,022)	(15,001,301)	(29,583)
Decrease (increase) in other current assets	297,497	(4,971,841)	3,445,303	6,794
Changes in liabilities which affect cash flows:
Increase in accounts payable associated with operating results	16,612,367	12,909,784	32,664,468	64,415
Decrease in interest payable	(1,184,490)	(1,155,479)	(31,759)	(62)
Increase in income tax payable, net of decrease in recoverable taxes	2,583,520	7,792,359	5,273,279	10,399
Increase (decrease) in other accounts payable associated with non- operating results	1,122,204	7,010,157	(1,662,831)	(3,273)
Increase (decrease) in value added tax and other accounts payable	224,880	(1,601,564)	1,084,518	2,139
Loss attributable to minority interest	9,292	23	8	—
Net cash flows provided by operating activities	62,649,088	20,890,565	34,619,615	68,276

The accompanying notes are an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 1 - Description of business

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

These financial statements reflect the consolidated financial position of Viña Concha y Toro S.A. and subsidiaries (the “Company”) as of December 31, 2008 and 2009 and the consolidated results of their operations, the changes in their consolidated shareholders’ equity, and their consolidated cash flows for the years ended December 31, 2007, 2008 and 2009.

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

Certain reclassifications were made to the 2007 and 2008 consolidated financial statements to comform them to the 2009 presentation.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 2 - Summary of significant accounting policies, continued

The consolidated financial statements for the years 2007, 2008 and 2009 include the following subsidiaries:

		Ownership interest As of December 31,
		2007			2008			2009
Company	Country	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
		%	%	%	%	%	%	%	%	%
Comercial Peumo Ltda.	Chile	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Viña Palo Alto Ltda. (1)	Chile	99.00	0.00	99.00	99.99	0.00	99.99	99.99	0.00	99.99
Sociedad Exportadora y Comercial Viña Maipo Ltda.	Chile	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Transportes Viconto Ltda.	Chile	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Viña Cono Sur S.A.	Chile	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Trivento Bodegas y Viñedos S.A.	Argentina	0.00	100.00	100.00	0.00	100.00	100.00	19.05	80.95	100.00
Concha y Toro UK Limited	UK	99.00	1.00	100.00	99.00	1.00	100.00	99.00	1.00	100.00
Sociedad Exportadora y Comercializadora. Viña Canepa S.A. (2)	Chile	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Finca Lunlunta S.A.	Argentina	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Conosur Europe Limited	UK	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Inversiones Concha y Toro S.A.	Chile	99.98	0.02	100.00	99.98	0.02	100.00	99.98	0.02	100.00
VCT Internacional S.A.	Chile	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Viña Maycas del Limarì Limitada (3)	Chile	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
Finca Austral S.A. (3)	Argentina	0.00	100.00	100.00	0.00	100.00	100.00	0.00	100.00	100.00
VCT Brasil Importación y Exportación Ltda. (4)	Brazil	0.00	0.00	0.00	0.00	100.00	100.00	0.00	100.00	100.00
Concha y Toro Sweden A.B. (4)	Sweden	0.00	0.00	0.00	0.00	100.00	100.00	0.00	100.00	100.00
Concha y Toro Finland O.Y. (4)	Findland	0.00	0.00	0.00	0.00	100.00	100.00	0.00	100.00	100.00
Concha y Toro Norway A.S. (4)	Norway	0.00	0.00	0.00	0.00	100.00	100.00	0.00	100.00	100.00
Viñedos Los Robles SPA (5)	Chile	0.00	0.00	0.00	0.00	0.00	0.00	0.00	100.00	100.00
Concha y Toro Shangai (5)	China	0.00	0.00	0.00	0.00	0.00	0.00	100.00	0.00	100.00

(1)	On December 26, 2008, Viña Concha y Toro S.A. acquired from Viñedos Emiliana S.A. a 0.99% of Viña Palo Alto Ltda. leaving the participation of Viña Concha y Toro S.A. over the subsidiary at 99.99%.
(2)	Name change during 2007 from Sociedad Villa Alegre S.A.
(3)	Subsidiaries incepted in 2007.
(4)	Subsidiaries incepted in 2008.
(5)	Subsidiaries incepted in 2009.

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

Financial statements of foreign operations with the Chilean peso as the functional currency are those whose activities are considered an extension of the Chilean operations, and are remeasured as follows:

●	Monetary assets and liabilities are translated at the year-end exchange rate.
●
Non-monetary items, primarily property, plant and equipment and shareholders’ equity, are measured using historical exchange rates in effect at the time of the transactions adjusted by changes in the Chilean Consumer Price Index (CPI)

●
The statement of income is translated into Chilean pesos at the average exchange rate of the month in which the transactions occur, except for those expenses related to assets and liabilities that have been measured at historical exchange rates.

●	Exchange differences resulting from the above translation are recorded in the statement of income.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 2 - Summary of significant accounting policies, continued

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

•
The accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power of December 31, 2009 (“constant pesos”) applied under the “prior-month rule”, as described below, to reflect changes in the Chilean CPI from the financial statement dates to December 31, 2009. This updating does not change the prior year’s statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 2 - Summary of significant accounting policies, continued

The values of the Chilean CPI used for price-level restatement purposes are as follows:

December 31,

Year	Index *	Change in index

2008	101.21	8.9%
2009	98.92	-2.3%

* Index as of November 30 of each year, under prior-month rule described above.

The price-level restated consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in earnings for each year, the gain or loss in purchasing power arising from the holding of non-monetary assets and liabilities exposed to the effects of inflation.

Assets and liabilities denominated in UF are presented in Chilean pesos at the following year-end rates (stated in Chilean pesos per foreign currency):

	At December 31,
	2007	2008	2009
	Ch$	Ch$	Ch$
UF	19,622.66	21,452.57	20,942.88

f)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies are presented in Chilean pesos at the exchange rate at the end of each year published by the Central Bank of Chile. The detail of exchange rates for foreign currencies is as follows:

	As of December 31,
	2007	2008	2009
	Ch$	Ch$	Ch$
US dollar (USD)	496.89	636.45	507.10
Canadian dollar (CAD)	506.26	521.72	481.12
Argentine peso (ARS)	157.79	184.49	133.48
Euro (EUR)	730.94	898.81	726.82
Australian dollar (AUD)	433.59	439.72	453.09
British pound (GBP)	989,43	918.27	814.49
Swedish krone (SEK)	77.46	81.94	70.74
Japanese yen (JPY)	4.41	7.05	5.48
Norwegian krone (NOK)	91.83	90.96	87.44
Brazilian real (REAL)	280.32	271.70	290.94

g)	Time deposits

Time deposits are presented at price-level restated principal plus accrued interest. The original maturity dates are less than 90 days.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 2 - Summary of significant accounting policies, continued

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

In accordance with Chile GAAP, the Company has evaluated the recovery of the value of its investments abroad in consideration of the guidelines established in Technical Bulletins No.’s 33 and 72 issued by the Chilean Association of Accountants. Following these guidelines, when trends within 2 or 3 consecutive years indicate a possible impairment in the value of the assets from the business purchased or when there is any other indicator of impairment, the Company performs a critical analysis to this respect. As the goodwill is not associated to any asset, the Company considers mainly the capacity of the business purchased to generate cash flows in their determination of impairment. Furthermore, when there is permanent evidence that the Company’s operations will not generate enough cash flows to cover all costs, including the depreciation of property, plant and equipment, and when the book value of these assets is greater than their fair value, then the Company adjusts the book value down to its fair value, with a charge to non-operating earnings.

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 2 - Summary of significant accounting policies, continued

l)	Depreciation

Depreciation is calculated according to the straight-line method based on the estimated useful lives of the different classes of assets, and includes depreciation pertaining to fixed asset technical appraisals.

m)	Intangible assets

Intangible assets represent rights or privileges acquired that will benefit the Company’s operations beyond the period in which they were acquired. These consist primarily of water rights and industrial brand name rights, which are amortized by the straight-line method over 40 and 10-year periods, respectively. These assets are presented at restated cost and include other acquisition related costs, except for the cost of financing.

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

Goodwill is periodically reviewed for impairment whenever events or changes occur that indicate the carrying value of the business, or assets to which they relate, may not be recoverable. As such events or changes occur, management estimates the future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets and related goodwill. The key variables which management must estimate include sales volume, prices and other economic factors. Significant management judgment is involved in estimating these variables, and they include inherent uncertainties; however, the assumptions used are consistent with the Company’s internal planning. Therefore, management periodically evaluates and updates the estimates based on the conditions that influence these variables. If the assets are considered impaired, they are written down to fair value as appropriate. The Company performed the impairment tests of goodwill as of December 31, 2008 and 2009 and concluded that no impairment charge was necessary.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 2 - Summary of significant accounting policies, continued

q)	Income and deferred taxes

The Company determines and records its income taxes on an accrual basis based on the net taxable income in conformity with current Chilean tax regulations.

Deferred income taxes are recorded in accordance with Technical Bulletin No. 60 and the complementary technical bulletins thereto, No.’s 68, 69, 71 and 73 issued by the Chilean Association of Accountants. Deferred taxes are recorded based on the total amount of temporary differences between the book and tax basis of assets and liabilities. The effects of deferred income taxes not previously recorded at January 1, 2000, were recognized against assets and liability accounts (complementary accounts) recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000 in accordance with the transitional period provided by Technical Bulletin No. 60. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability relate. Deferred taxes at January 1, 2000 are recorded based on the total amount of temporary differences between the book and tax basis of assets and liabilities. The effects on deferred taxes generated by the absorption of tax losses against current year taxable income are recorded against deferred tax expense in the associated year.

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

Revenues from the sale of goods and services related to the Company’s lines of business are recognized in income when there is certainty that there has been an effect in the Company’s equity as the significant risks related to the ownership of those goods have been transferred to the buyer, the determination of the amount of revenue and cost is reliable, and there is certainty that the economical benefits from the transaction will flow to the Company.

Additionally, any taxes collected from customers and remitted to governmental authorities (i.e. VAT, sales or excise taxes) are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of income.

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 2 - Summary of significant accounting policies, continued

Derivative instruments are accounted as follows:

Contracts to cover existing transactions, hedge against the risk of a change in the fair value of a hedged item. The differences resulting from the changes in the fair value of both the hedged item and the derivative instrument are accounted as follows:

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

Investments in computer programs relate principally to capitalized costs incurred in the implementation of the SAP R/3 system and other complementary or additional programs, which are presented under other fixed assets and are being amortized using the straight-line method over their estimated useful lives.

x)	Allowance for doubtful accounts

The Company and its subsidiaries record allowances for doubtful accounts based on a case-by-case assessment of balances not covered by credit insurance. In addition, the Company considers its historical experience with write-offs, which has not been significant.

y)	Convenience translation to US dollars

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2009 closing exchange of Ch$507.10 per USD1. This translation should not be construed as a representation that the Chilean peso amounts actually represent or have been, or could be, converted into US dollars at this or any other rate.

z)	Obligations with the public (Bonds payable)

Obligations with the public (bonds payable) relate to the placement in Chile of bonds denominated in UF. These bonds are stated at principal value plus interest accrued at year-end. Expense incurred for the issuance and placement of bonds issued are presented under other long-term assets and amortized using the straight-line method in consideration of the terms of the obligation.

Note 3 - Changes in accounting principles

During the year from January 1 through December 31, 2009, there were no changes in the application of Chilean accounting principles compared to the prior year.

Note 4 – Investments in debt and equity securities

There were no marketable securities as of December 31, 2008 and 2009. The Company holds certain equity securities which have been classified as long-term investments; see Note 11.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 5 - Short-term receivables

Trade accounts receivable:

	As of December 31,
Description	2008		2009
	ThCh$	%	ThCh$	%
Trade accounts receivable – export sales, net	89,209,521	88.14%	77,251,884	81.32%
Trade accounts receivable – domestic sales, net	12,003,626	11.86%	17,741,937	18.68%
Total trade accounts receivable, net	101,213,147	100.00%	94,993,821	100.00%

Notes receivable:

	As of December 31,
Description	2008	2009
	ThCh$	ThCh$
Post-dated checks, net	2,473,113	3,264,689
Notes receivable denominated in foreign currencies	145,382	295,544
Total notes receivable, net	2,618,495	3,560,233

Other accounts receivable:

	As of December 31,
Description	2008	2009
	ThCh$	ThCh$
Receivable from employees	326,752	1,594,687
Other accounts receivable	802,917	291,629
Accounts receivable for other sales	555,132	796,461
Advance to supplier	2,473,934	1,753,862
Total other accounts receivable	4,158,735	4,436,639

Maturities of short-term receivables are as follows:

	Up to 90 Days		More than 90 days up to 1 year		Total
	2008	2009	2008	2009	2008	2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivable	89,474,565	93,597,002	12,263,496	1,891,742	101,738,061	95,468,744
Allowance for doubtful accounts					(524,914)	(474,923)
Trade accounts receivable, net					101,213,147	94,993,821
Notes receivable	2,679,757	3,614,359	—	—	2,679,756	3,614,359
Allowance for doubtful accounts					(61,261)	(54,126)
Notes receivable, net					2,618,495	3,560,233
Other accounts receivable	4,471,704	4,576,974	—	—	4,471,704	4,576,974
Allowance for doubtful accounts					(312,968)	(320,335)
Other accounts receivable, net					4,158,736	4,436,639

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

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

a)	Notes and accounts receivable:

	As of December 31,
Company	2008	2009
	ThCh$	ThCh$
Agricola Gabiela Ltda.	—	44,483
Viña Almaviva S.A.	233,295	108,921
Soc. AG. Orrego Dos Ltda.	1,336	—
Los Boldos de Tapihue S.A.	—	10,170
Frutícola Viconto S.A.	—	1,901
Soc. AG. El Marco Dos Ltda.	—	13,163
Comercial Greenvic S.A.	—	42,182
Total	234,631	220,820

b)	Notes and accounts payable:

	As of December 31,
	Short-term	Short-term	Long-term	Long-term
Company	2008	2009	2008	2009
	ThCh$	ThCh$	ThCh$	ThCh$
FRUTICOLA VICONTO S.A.	335	—	—	—
VIÑEDOS EMILIANA S.A.	657,999	459,110	1,902,453	1,664,255
AGRÍCOLA ALTO DE QUITRALMAN LTDA.	10,454	4,040	—	—
INDUSTRIA CORCHERA S.A.	2,801,402	1,983,987	—	—
IMPORTADORA Y COMERCIAL HUASCO S.A.	40,490	14,929	—	—
AGRICOLA LAS PETRAS S.A.	3,970	10,093	—	—
SOCIEDAD AGRICOLA ORREGO DOS LTDA.	—	1,525	—	—
SOCIEDAD AGRICOLA EL MARCO DOS LTDA.	4,028	—	—	—
LOS BOLDOS DE TAPIHUE S.A.	8,265	—	—	—
COMERCIAL GREENVIC S.A.	4,508	—	—	—
AGRÍCOLA SEXTAFRUT S.A.	1,314	—	—	—
MARIA INES FERNANDEZ	2,938	1,520	—	—
SOCIEDAD COMERCIAL Y PROMOTORA LA UVA LTDA.	327	1,785	—	—
OSVALDO SOLAR VARELA	1,378	2,235	—	—
Total	3,537,408	2,479,224	1,902,453	1,664,255

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 6 - Balances and transactions with related parties, continued

C) Transactions:

				12-31-2007		12-31-2008		12-31-2009
					Effect on earnings (charge)/ credit		Effect on earnings (charge)/ credit		Effect on earnings (charge)/ credit
	Taxpayer I.D.		Transaction description
Company		Relationship		Amount		Amount		Amount
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
FRUTÍCOLA VICONTO S.A.	96512190-0	COMMON SHAREHOLDER	PURCHASE OF FIXED ASSETS	—	—	117,193	—	—	—
FRUTÍCOLA VICONTO S.A.	96512190-0	COMMON SHAREHOLDER	PURCHASE OF SERVICES AND OTHERS	—	—	6,121	(6,121)	10,741	(10,741)
FRUTÍCOLA VICONTO S.A.	96512190-0	COMMON SHAREHOLDER	SALE OF SERVICES AND OTHERS	8,558	8,558	9,258	9,258	9,564	9,564
FRUTÍCOLA VICONTO S.A.	96512190-0	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS AND OTHERS	76,728	—	24,280	—	15,620	—
VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	SALE OF RAW MATERIALS AND PRODUCTS	21,600	4,147	332,218	38,811	152,880	17,860
VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	SALE OF SERVICES AND OTHER	1,292,734	1,292,734	1,085,493	1,085,493	799,537	799,537
VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS AND PRODUCTS	1,070,711	—	939,927	—	479,352	—
VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	PURCHASE OF SERVICES AND OTHERS	279,704	(279,704)	286,844	(286,844)	248,269	(248,269)
VIÑEDOS EMILIANA S.A.	96512200-1	COMMON SHAREHOLDER	CESSION OF RIGHTS	—	—	186,222	—	—	—
INDUSTRIA CORCHERA S.A.	90950000-1	AFFILIATE	PURCHASE OF RAW MATERIALS	8,167,449	—	7,570,572	—	6,877,970	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 6 - Balances and transactions with related parties, continued

				12-31-2007		12-31-2008		12-31-2009
					Effect on earnings (charge)/ credit		Effect on earnings (charge)/ credit		Effect on earnings (charge)/ credit
	Taxpayer I.D.		Transaction description
Company		Relationship		Amount		Amount		Amount
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
QUINTA VILUCO S.A.	99581660-1	COMMON DIRECTOR	PURCHASE OF RAW MATERIALS	353,460	—	275,218		—	—
VIÑA ALMAVIVA S.A.	96824300-4	AFFILIATE	SALE OF RAW MATERIALS AND PRODUCT	74,290	35,025	181,134	137,269	77,958	—
QUINTA VILUCO S.A.	99581660-1	COMMON DIRECTOR	PURCHASE OF RAW MATERIALS	—	—	3,596,620	—	—	—
VIÑA ALMAVIVA S.A.	96824300-4	AFFILIATE	SALE OF SERVICES AND OTHER	20,758	20,758	16,602	16,602	4,475	4,475
VIÑA ALMAVIVA S.A.	96824300-4	AFFILIATE	PURCHASE OF RAW MATERIALS AND PRODUCTS	436,761	—	458,286	—	409,896	—
VIÑA ALMAVIVA S.A.	96824300-4	AFFILIATE	PURCHASE OF SERVICES AND OTHER	2,655	(2,655)	10,670	(10,670)	6,521	(6,521)
AGRÍCOLA ALTO DE QUITRALMAN LTDA.	85201700-7	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS	628,253	—	537,019	—	10,136	—
CGE DISTRIBUCION S.A.	99513400-4	COMMON DIRECTOR	PURCHASE OF SERVICES AND OTHER	—	—	—	—	2,188,777	(2,188,777)
FORESTAL QUIVOLGO S.A.	2479374-5	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS AND PRODUCTS	224,233	—	474,314	—	646	—
FORESTAL QUIVOLGO S.A.	2479374-5	COMMON SHAREHOLDER	PURCHASE OF SERVICES AND OTHER	1,805	(1,805)	2,472	(2,472)	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 6 - Balances and transactions with related parties, continued

				12-31-2007		12-31-2008		12-31-2009
					Effect on earnings (charge)/ credit		Effect on earnings (charge)/ credit		Effect on earnings (charge)/ credit
	Taxpayer I.D.		Transaction description
Company		Relationship		Amount		Amount		Amount
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
COMERCIAL GREENVIC S.A.	78335990-1	COMMON SHAREHOLDER	SALE OF RAW MATERIALS AND PRODUCTS	236,769	18,941	347,481	137,269	213,238	84,238
AGRICOLA GABRIELA LTDA.	76021221-0	COMMON DIRECTOR	PURCHASE OF RAW MATERIALS	—	—	—	—	446,704	—
COMERCIAL GREENVIC S.A.	78335990-1	COMMON SHAREHOLDER	PURCHASE OF RAW MATERIALS	69,849	—	122,802	—	41,623	—
COMERCIAL GREENVIC S.A.	78335990-1	COMMON SHAREHOLDER	PURCHASE OF SERVICES AND OTHER	3,935	(3,935)	60,951	(60,951)	37,500	(37,500)
GASCO GLP S.A.	90310000-1	COMMON DIRECTOR	PURCHASE OF SERVICES AND OTHER	—	—	—	—	497,528	(497,528)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 7 - Inventories

Inventories are stated as described in Note 2 h) and are summarized as follows:

	As of December 31,
	2008	2009
	ThCh$	ThCh$
Bottled wine and bulk	89,208,570	96,079,234
In-process wine	5,875,264	5,260,914
Liquors	756,971	3,366,657
Materials and supplies	15,627,796	12,688,192
Other products	546,526	380,675
In-transit inventories	1,978,471	1,840,442
Allowance for obsolescence	(3,247,294)	(3,041,381)
Total	110,746,304	116,574,733

Note 8 – Income and deferred taxes

a)           Income taxes payable

The detail of consolidated income taxes payable is as follows:

	As of December 31,
	2008	2009
	ThCh$	ThCh$
Provision for income tax	1,666,472	6,269,497
Provision for income tax subsidiaries	4,118,072	3,831,485
Unique article 21 tax	61,609	83,833
Less:
Monthly tax provisional payments	(5,158,148)	(6,173,666)
Other credits	(37,529)	(370,026)
Income taxes payable	650,476	3,641,123

b)           Individual net taxable income for the years ended December 31, 2007, 2008 and 2009 amounted to approximately ThCh$21,019,000, ThCh$9,802,000 and ThCh$36,879,000, respectively.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 8 – Income and deferred taxes, continued

c)           The detail of the balance of net undistributed taxed earnings for which tax credits will be passed through to the shareholders of the Company at December 31, 2008 and 2009 is as follows:

	As of December 31,
Taxed earnings	2008	2009
	ThCh$	ThCh$

Earnings taxed at 17%	60,795,086	95,150,367
Earnings taxed at 16.5%	5,101,749	5,508,551
Earnings taxed at 16%	6,236,746	6,473,107
Earnings taxed at 15%	13,881,597	13,977,204
As per Article No. 17 of the Income Tax Law	3,369,442	3,455,661
Earnings with no pass-through	1,921,113	6,497,012
Balance of taxed earnings	91,305,733	131,061,902

Net undistributed taxed earnings have been accumulated since year 2001 in accordance with tax law and the above table presents the accumulation from that date.

d)           Two of the Company’s subsidiaries, Viña Cono Sur S.A. and Viña Maipo Ltda., have undistributed taxed earnings of ThCh$1,582,000 and ThCh$16,231,000, respectively, as of December 31, 2009, and ThCh$4,616,040 and ThCh$1,846,650, respectively, as of December 31, 2008. The subsidiaries Comercial Peumo Ltda. and VCT Internacional S.A. have tax loss carryforwards of approximately ThCh$1,671,000 and ThCh$8,576,000, respectively, as of December 31, 2009 (ThCh$1,410,000 and ThCh$5,681,000, respectively, as of December 31, 2008). These tax loss carryforwards have no expiration dates.

e)           Recoverable taxes

The detail of recoverable taxes is as follows:

	As of December 31,
	2008	2009
	ThCh$	ThCh$
Value-added tax	6,289,138	3,786,215
Alcoholic beverage duties	523,226	628,215
Income tax receivable	1.918,553	1,950,469
Other credits	1,407,320	1,626,654
Provision for non-recoverable taxes	(306,057)	(303,582)
Total	9,832,180	7,687,971

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 8 – Income and deferred taxes, continued

f)           Deferred taxes

The detail of deferred taxes is as follows:

	As of December 31,
	2008				2009
	Deferred tax asset		Deferred tax liability		Deferred tax asset		Deferred tax liability
Temporary differences	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	231,121	—	—	—	208,074	—	—	—
Deferred revenue	145,019	—	—	—	5,550	—	—	—
Allowance for obsolescence	552,040	—	—	—	514,438	—	—	—
Provision for vacations	230,947	—	—	—	303,725	—	—	—
Translation differences	—	—	—	—	—	566,386	—	—
Leased assets	46,428	—	—	—	16,202	—	—	—
Overhead expenses	—	—	—	4,918,962	—	—	—	4,880,888
Fixed assets depreciation	—	—	—	10,745,124	—	—	317,264	10,895,474
Staff severance indemnities	—	267,248	—	—	—	277,619	—	—
Other events	—	—	127,044	—	—	—	24,315	707,289
Unrealized gains for inventories	104,468	194,012	—	—	266,233	494,433	—	—
Forwards	—	—	236,817	66,354	—	—	133,731	37,315
Tax losses	1,857,248	—	—	—	1,872,936		—	—
Recoverable tax	44,720	—	—	—	45,773	—	—	—
Inventories	25,069	—	185,441	606,506	278,522	—	116	—
Expenses related to the issuance of bonds	—	—	—	102,489	—	—	—	115,089
Other provisions	115,190	—	—	—	342,929	—	—	—
Complementary accounts, net of amortization	—	—	—	(1,720,293)	—	—	—	(1,683,296)
Total	3,352,250	461,260	549,302	14,719,142	3,854,382	1,338,438	475,426	14,952,759

In assessing the reliazability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryforward periods), projected future taxable income (i.e. future market growth, forecasted earnings, etc.) and other tax-planning strategies including the mix of earnings in the jurisdiction in which the Company operates and feasible tax planning strategies in making this assessment and ultimately determining the need for a valuation allowance. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 8 - Income and deferred taxes, continued

g)           The detail of income tax expense as presented in the consolidated statements of income for the years ended December 31, 2007, 2008 and 2009 is summarized as follows:

	For the years ended December 31,
	2007	2008	2009
	ThCh$	ThCh$	ThCh$
Current tax expense (provision for income taxes)	(6,430,618)	(5,784,543)	(9,450,496)
Tax expense adjustment (prior year)	11,036	(207,302)	(749,610)
Effect of changes in deferred tax assets and liabilities for the year	(1,493,676)	(1,933,263)	1,256,565
Tax benefit provided by tax loss	19,845	27,377	4,691
Effect of amortization of complementary deferred tax asset or liability accounts	(233,287)	(235,557)	(36,997)
Other charges or credits to the account	(561,754)	(758,921)	269,667
Total	(8,688,454)	(8,892,209)	(8,706,180)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 9 – Property, plant and equipment

a)	The following is a summary of property, plant and equipment as of December 31, 2008 and 2009:

	2008		2009
	Gross Fixed assets	Accumulated depreciation	Gross Fixed assets	Accumulated depreciation
	ThCh$	ThCh$	ThCh$	ThCh$
Land	55,924,771	—	58,773,212	—
Plantations (*)	62,619,887	(13,162,745)	67,380,796	(14,850,854)
Buildings and facilities (*)	92,598,412	(27,880,020)	95,146,921	(32,526,443)
Wine-storage equipment (*)	51,367,033	(24,038,439)	57,832,647	(26,499,229)
	262,510,103	(65,081,205)	220,360,364	(73,876,526)
Machinery and equipment	66,237,910	(36,286,502)	66,783,426	(39,510,712)
Transportation equipment	3,108,098	(2,129,210)	3,035,889	(2,231,594)
	69,346,008	(38,415,712)	69,819,315	(41,742,306)
Supplies (Containers – shipping and reusable storage)	1,624,034	(1,316,006)	1,641,044	(1,373,941)
Other fixed assets	12,159,511	(9,162,538)	14,294,482	(10,683,594)
Leased fixed assets	3,438,150	(808,867)	2,917,949	(922,058)
	17,221,695	(11,287,412)	18,853,475	(12,979,593)
Revaluation from fixed asset technical appraisal	3,738,881	(1,456,674)	3,712,530	(1,446,037)
	3,738,881	(1,456,674)	3,712,530	(1,446,037)
Net property, plant and equipment	352,816,687	(116,241,003)	371,518,896	(130,044,462)

(*) This balance includes buildings in progress, wine-storage equipment in progress and vineyards developed for a total amount of ThCh$ 39,689,915 in 2008 and ThCh$ 35,311,056 in 2009.

b)	Depreciation for each period presented is as follows:

	For the year ended December 31,
	2007	2008	2009
	ThCh$	ThCh$	ThCh$
Depreciation (administrative and selling expenses)	(1,351,290)	(1,488,345)	(1,408,031)
Depreciation (operating expenses)	(4,392,611)	(4,141,860)	(4,675,194)
Depreciation capitalized to deferred costs (**)	(9,176,884)	(11,812,096)	(12,061,422)
Total (*)	(14,920,785)	(17,442,301)	(18,144,647)

(*)
Depreciation charged to earnings for the years ended December 31, 2007, 2008 and 2009, in addition to depreciation charged to administrative and selling expenses and depreciation charged to operating expenses includes depreciation included under cost of sales for an amount of ThCh$8,182,751 in 2007, ThCh$8,157,608 in 2008 and ThCh$8,529,328 in 2009.

(**)	This amount includes depreciation related to the next harvest, barrels and costs of wine processing.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 9 - Property, plant and equipment, continued

c)	The detail of interest capitalized is as follows:

	For the years ended December 31,
	2007	2008	2009
	ThCh$	ThCh$	ThCh$
Vineyards under development	495,673	732,784	625,689
Construction in progress	140,828	357,033	324,601
Total	636,501	1,089,817	950,290

d)
Technical revaluation: in accordance with Circular 1529 of the SVS the Company recorded the increase in value resulting from a technical appraisal of its principal fixed assets as of December 31, 1979. As of December 31, 2008 and 2009, this higher value consisted of the following restated amounts:

	As of December 31,
	2008		2009
Item	Asset value	Accumulated depreciation	Asset value	Accumulated depreciation
	ThCh$	ThCh$	ThCh$	ThCh$
Land	2,126,397	—	2,126,110	—
Plantations	263,554	(256,322)	261,011	(256,745)
Buildings and facilities	1,251,716	(1,103,137)	1,207,907	(1,066,172)
Machinery and equipment	97,215	(97,215)	107,502	(123,120)
Total	3,738,882	(1,456,674)	3,712,530	(1,446,037)

e)
Leased assets are accounted for in conformity with Technical Bulletin No. 22 of the Chilean Association of Accountants. Leased assets are located on floor No. 15 at 1602 South Tower of the World Trade Center Building (contract stipulates an average interest rate of 5.88%, with, 2 installments outstanding as of December 31, 2009), and packing line for which the respective agreements provide a rate of 15.78% and 37 installments outstanding as of December 31, 2009. The detail is the following:

	As of December 31,
	2008	2009
	ThCh$	ThCh$
Leased fixed assets	3,438,150	2,917,949
Accumulated depreciation	(808,867)	(922,058)
Total	2,629,283	1,995,891

The Company does not legally own leased assets and, therefore, it cannot freely dispose of them until it exercises the related purchase option.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 9 - Property, plant and equipment, continued

f)	Operating leases:

The Company has entered into long-term lease agreements for land where it has developed vineyards for wine production. These agreements are expressed in US dollars and/or UF and are restated each year in consideration of changes in these monetary units in accordance with each related agreement. As of December 31, 2009, future minimum payments related to these operating lease agreements are as follows:

As of December 31
2009
ThCh$
2010	781,187
2011	388,619
2012	391,876
2013 and thereafter	2,311,247
Total	3,872,929

g)	Investments in computer programs:

There were no significant investments made in computer programs during 2008 and 2009.

Note 10 - Investments in related companies

Investments in related companies and the related direct participation in equity of investees, as well as the recognition of unrealized gains and losses related to purchase and sale transactions between related companies, as of the closing dates of the respective periods are detailed as follows:

a)
The equity participation in the net income of Industria Corchera S.A. and respective unrealized gains related to the purchase/sale of raw materials between the Company and the investee for the years ended December 31, 2007, 2008 and 2009, were as follows:

	2007	2008	2009
Net income according to the equity value method	ThCh$ 394,103	ThCh$ 323,580	ThCh$ 401,865
Unrealized gains (losses) for the year	ThCh$ 19,391	ThCh$ (15,717)	ThCh$ (8,242)
Equity in net income of investees	ThCh$ 413,494	ThCh$ 307,863	ThCh$ 393,623

As of December 31, 2009, the cumulative unrealized gain amounts to ThCh$70,264 (ThCh$60,595 in 2008) and is recorded by decreasing the balance of inventories acquired from this affiliate.

In December 2008, the Company acquired 2,379 shares of Industria Corchera S.A. thereby increasing ownership from 49.84% to 49.96%.

b)
The investment in Viña Almaviva S.A. is reduced by 50% from unrealized gain generated in the sale of land in 2001 to Viña Almaviva S.A. given that this is an unrealized gain for the Parent Company. The amount of the reduction is ThCh$627,419 (ThCh$627,419 in 2008). The realization of this gain will be formalized when this land is transferred to a third party which is not a part of the Group.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 10 - Investments in related companies, continued

c)
The equity participation in the net income of Viña Almaviva S.A. and respective unrealized gains related to purchase/sale of raw materials between the Company and the investee for the year ended December 31, 2007, 2008 and 2009 were as follows:

	2007	2008	2009

Net income according to the equity value method	ThCh$ 239,131	ThCh$ 182,195	ThCh$ 339,289
Unrealized gains (losses) for the year	ThCh$ 24,753	ThCh$ (37,386)	ThCh$ (164)
Equity in net income of investees	ThCh$ 263,884	ThCh$ 144,809	ThCh$ 339,125

As of December 31, 2009, the cumulative unrealized gain amounts to ThCh$42,207 (ThCh$41,076 in 2008) and is recorded by decreasing the balance of inventories acquired from this affiliate.

Detail of investments

Company	Ownership percentage			Equity of investee		Income			Unrealized Gain		Equity Method value
Year ended December 31,	2007	2008	2009	2008	2009	2007	2008	2009	2008	2009	2008	2009
	%	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Industria Corchera S.A.	49.84	49.96	49.96	7,466,694	8,067,223	394,103	323,580	401,865	—	—	3,733,118	4,030,627
Viña Almaviva S.A.	50.00	50.00	50.00	9,612,580	10,291,159	239,131	182,195	339,289	627,419	627,419	4,178,870	4,518,160
						633,234	505 ,775	741,154	627,419	627,419	7,911,988	8,548,787

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 11 - Investments in other companies

In July 2008, the Company acquired 2 shares of Vinexpo for Ch$ 2,370.

Detail of investments

			Book Value December 31,
Company	Number of shares	Ownership Percentage	2008	2009
			ThCh$	ThCh$
Sociedad Agrícola La Rosa Sofruco S.A.	253,119	2.3010	319,561	459,270
Cía. General de Electricidad Industrial S.A.	13,483	0.0000	9,483	9,478
Cámara de Comercio de Santiago	1	0.0000	1,692	1,693
Termas de Puyehue S.A.	2,000	0.0000	140	140
Unión El Golf S.A.	3	0.0000	23,274	24,770
Compañía de Telecomunicaciones de Chile S.A.	463	0.0000	484	482
Vinexpo	2	0.0000	2,370	2,371
Total			357,004	498,204

Note 12 - Goodwill

The detail of goodwill is as follows:

	For the year ended December 31,			As of December 31,
	amortization			net balance
Company	2007	2008	2009	2008	2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Industria Corchera S.A.	83,888	83,888	83,888	999,667	915,780
Total	83,888	83,888	83,888	999,667	915,780

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 13 - Intangibles

Intangible assets are as follows:

	As of December 31,
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	2008		2009
	ThCh$	ThCh$	ThCh$	ThCh$
Water rights	4,817,224	(323,304)	5,089,506	(445,267)
Industrial trademarks	2,393,143	(668,808)	2,618,126	(836,950)
Easement rights	19,279	(1,276)	19,279	(1,635)
Other	1,282	(1,282)	1,312	(1,312)
Total	7,230,928	(994,670)	7,728,223	(1,285,164)

The amortization of intangible assets was ThCh$221,593 in 2007, ThCh$325,035 in 2008 and ThCh$304,503 in 2009.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 14 - Other assets

The composition of other assets is as follows:

Other Assets	2008 ThCh$	2009 ThCh$

Prepaid rent	2,524,449	2,129,084
Deferred expenses bonds series C	602,876	596,001
Guarantees leases	14,037	17,964
Prepaid community property rights	28,037	21,790

TOTAL	3,169,399	2,764,839

The deferred expenses for the issuance of the series C bonds are amortized using the straight-line method (which approximates the effective-interest method) over the life of the bonds.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 15 - Short-term bank debt

Registration No.	Bank or financial institution	US dollars		Euros		Other foreign currencies		UF		Non adjustable Ch$		Total
		2008 ThCh$	2009 ThCh$	2008 ThCh$	2009 ThCh$	2008 ThCh$	2009 ThCh$	2008 ThCh$	2009 ThCh$	2008 ThCh$	2009 ThCh$	2008 ThCh$	2009 ThCh$
	Short-term portion
97.951.000-4	BANCO ITAU	—	—	—	—	—	—	3,342,298	—	3,072,616	—	6,414,914	—
97.004.000-5	BANCO DE CHILE	4,432,998	7,210,330	2,089,409	—	—	—	3,729.766	—	1,044,355	—	11,296,528	7,210,330
97.039.000-6	BANCO SANTANDER	10,108,835	—	—	—	—	743,208	—	—	—	—	10,108,835	743,208
97.008.000-7	BANCO CITIBANK	—	—	—	—	163	1,391,374	—	—	—	—	163	1,391,374
97.032.000-8	BANCO BBVA	—	—	325,006	—	—	—	—	—	2,052,764	—	2,377,770	—
97.080.000-K	BANCO BICE	—	—	—	—	—	—	—	—	3,368,798	—	3,368,798	—
97.023.000-9	CORPBANCA	—	—	—	—	—	—	—	—	9,480,062	—	9,480,062	—
Foreign Bank	BANCO RIO	—	—	—	—	419,540	—	—	—	—	—	419,540	—
Foreign Bank	BANCO FRANCES	732,482	—	—	—	258,463	488,402	—	—	—	—	990,945	488,402
Foreign Bank	BANCO REGIONAL	—	—	—	—	1,069,212	—	—	—	—	—	1,069,212	—
Foreign Bank	BANCO NACIÓN	7,659,889	—	—	—	259,036	470,317	—	—	—	—	7,918,925	470,317
Foreign Bank	BNL HEXADON BANC	—	—	—	—	46,967	—	—	—	—	—	46,967	—
Foreign Bank	STANDARD BANK	274,433	—		—	87,271	—	—	—	—	—	361,704	—
Foreign Bank	BANCO CREDICOOP	3,784,333	—	—	—	125,302	—	—	—	—	—	3,909,635	—
97.030.000—7	BANCO ESTADO	—	1,958,457	—	—	—	—	—	—	—	8,809,308	—	10,767,765
	OTHER	—	—		—	80	—	—	—	—	—	80	—
	Total	26,992,970	9,168,787	2,414,415	—	2,266,034	3,093,301	7,072,064	—	19.018,595	8,809,308	57,764,078	21,071,396
	Principal owed	26,423,892	9,127,800	2,330,672	—	2,266,034	3,034,502	6,958,441	—	18,222,923	8,657,440	56,201,962	20,819,742
	Weighted-average interest rate	7.55%	1.53%	6.09%	—	28.41%	13.43%	2.57%	—	8.53%	1.95%	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 15 – Short-term bank debt, continued

		US dollars		Euros		Other foreign currencies		UF		Non adjustable Ch$		Total
Registration No.	Bank or financial institution	2008 ThCh$	2009 ThCh$	2008 ThCh$	2009 ThCh$	2008 ThCh$	2009 ThCh$	2008 ThCh$	2009 ThCh$	2008 ThCh$	2009 ThCh$	2008 ThCh$	2009 ThCh$
	Long-term current portion
97.032.000-8	BANCO BBVA	—	—	—	—	—	—	—	—	1,954,567	—	1,954,567	—
97.004.000-5	BANCO DE CHILE	1,371,296	16,116	—	—	—	1,150	1,164,746	—	1,314,138	—	3,850,180	17,266
76.645.030-K	BANCO ITAU	—	2,590,226	—	—	—	—	—	—	—	—	—	2,590,226
97.039.000-6	BANCO SANTANDER	1,962	372	—	—	—	—	—	—	2,485,354	—	2,487,316	372
Foreign Bank	HSBC BANK	—	155,454	—	—	—	—	—	—	—	—	—	155,454
Foreign Bank	BANCO CITIBANK ARGENTINA	—	—	—	—	1,893,339	—	—	—	—	—	1,893,339	—
Foreign Bank	BANCO NACION	—	2,654,235	—	1,209	—	—	—	—	—	—	—	2,655,444
Foreign Bank	BANCO FRANCES	—	—	—	—	754,621	—	—	—	—	—	754,621	—

	Total	1,373,258	5,416,403	—	1,209	2,647,960	1,150	1,164,746	—	5,754,059	—	10,940,023	5,418,762
	Principal owed	1,243,623	5,216,758	—	1,209	2,599,136	1,150	1,047,959	—	5,647,060	—	10,537,778	5,219,117
	Weighted-average interest rate	3.96%	4.54%	—	2.22%	12.13%	2.37%	4.85%	—	4.27%	—	—	—

	Percentage of short-term and current portion of long-term bank debt denominated in foreign currency (%)			66.75
				33.25
	Percentage of short-term and current portion of long-term bank debt denominated in local currency (%)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 16 - Long-term bank debt

			Years to Maturity					As of December 31, 2009		As of December 31, 2008
Tax registration No.	Bank or financial institution	Currency or adjustment index	1 to 2	2 to 3	3 to 5	5 to 10	More than 10	Total long- term portion at year-end	Weighted-average interest rate	Total long- term
97.004.000-5	Banco de Chile	USD	8,012,180	1,825,560	1,825,560	-	—	11,663,300	1.85%	5,596,305
97.004.000-5	Banco de Chile	EUR	726,820	—	—	—	—	726,820	2.22%	—
97.004.000-5	Banco de Chile	Other currencies	2,891,440	—	—	—	—	2,891,440	2.37%	—
97.004.000-5	Banco de Chile	UF	—	—	—	—	—	—	—	7,335,707
97.951.000-4	Banco Itau	USD	—	—	—	—	—	—	—	959,482
97.039.000-7	Banco Santander	USD	7,657,210	—	—	—	—	7,657,210	1.81%	9,389,356
Foreign bank	Banco Francés	Other currencies	413,796	—	—	—	—	413,796	16%	1,206,527
97.008.000-7	Banco Citibank Argentina	Other currencies	—	—	—	—	—	—	—	1,860,813

Total			19,701,446	1,825,560	1,825,560	—	—	23,352,566		26,348,190

Long-term bank debt denominated in foreign currency		72.16%

Long-term bank debt denominated in Chilean pesos and UF		27.84%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 17 - Short and long-term bonds payable

On April 26, 2005, Series C bonds were issued for an amount of UF 2,000,000 at a rate of 3.9% per annum, 100% of the par value was placed.

As of December 31, 2008, the short-term portion includes ThCh$1,574,463 of accrued interest. The long-term portion of ThCh$40,685,430 relates exclusively to the principal of the Series C bonds.

As of December 31, 2009, the short-term portion includes ThCh$2,793,314 of accrued interest. The long-term portion of ThCh$38,189,958 relates exclusively to the principal of the Series C bonds.

On March 23, 2009, a commercial paper line was registered in the Securities Register with the number 049, with a maximum authorized amount of 940,000 UF, although placements against the line may be denominated in UF, Chilean pesos or USD. The term of this line is 10 years from March 23, 2009. On April 23, 2009, the first placement of commercial paper (Series 1) was made for an amount of ThCh$5,000,000, comprising of 31 dematerialized promissory notes of ThCh$100,000 each, 30 notes of ThCh$50,000 each and 20 notes of ThCh$20,000 each, with an annual interest rate of 3.0744% and maturing on March 25, 2010. As of December 31, 2009, an amount of ThCh$5,113,400 is shown in short term, corresponding to principal outstanding and accrued interest to that date with respect to the commercial paper.

The details of both obligations are shown below. On March 23, 2009, two lines of bonds were registered in the Securities Register, with the numbers 574 and 575.
No. OF REGISTRATION OR IDENTIFICATION OF THE INSTRUMENT			ADJUSTMENT UNIT FOR BONDS							PLACEMENT IN CHILE OR ABROAD

						FREQUENCY		PAR VALUE
	SERIES	NOMINAL/PAR AMOUNT		INTEREST RATE	FINAL PERIOD	PAYMENT OF INTEREST	PAYMENT OF PRINCIPAL	ThCh$ 12-31-2009	ThCh$ 12-31-2008
Short and Long-term Commercial Paper
49	one	5,000,000	Chilean Pesos	3.07%	25-03-2010	one	one	5,113,400	—	Chile

No. OF REGISTRATION OR IDENTIFICATION OF THE INSTRUMENT			ADJUSTMENT UNIT FOR BONDS							PLACEMENT IN CHILE OR ABROAD

						FREQUENCY		PAR VALUE
	SERIES	NOMINAL/PAR AMOUNT		INTEREST RATE	FINAL PERIOD	PAYMENT OF INTEREST	PAYMENT OF PRINCIPAL	ThCh$ 12-31-2009	ThCh$ 12-31-2008
Short and Long-term Bonds Payable
407	C	2,000,000	UF	3.9%	15-04-2026	SEMI-ANNUAL	SEMI-ANNUAL	2,793,314	1,574,463	Chile
Total short-term portion								2,793,314	1,574,463
Long-term bonds
407	C	2,000,000	UF	3.9%	15-04-2026	SEMI-ANNUAL	SEMI-NNUAL	38,189,958	40,685,430	Chile
Total long-term portion								38,189,958	40,685,430

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 18 - Accruals and certain charge-offs

The detail is as follows:

Short-term
	As of December 31,
	2008	2009
	ThCh$	ThCh$
Advertising expenses	20,184,374	17,729,306
Employee legal bonus and profit participation	4,132,386	4,897,289
Directors’ compensation	544,279	663,091
Provision for vacation	1,358,512	2,007,159
Provision for reorganization expenses	191,615	196,126
Provision for accrued costs and expenses	2,355,645	3,424,090
Other provisions	631,179	612,767
Total accruals	29,397,990	29,529,828

Long-term
	As of December 31,
	2008	2009
	ThCh$	ThCh$
Staff severance indemnities	1,573,128	1,633,926
Total accruals	1,573,128	1,633,926

The most significant direct charge-offs related to inventory are detailed as follows:

	For the years ending
	December 31,
	2007	2008	2009
	ThCh$	ThCh$	ThCh$
Reprocessing	242,698	1,285,219	896,533

As of December 31, 2008 and 2009, there are provisions recorded which are presented as a deduction from the related asset accounts as per the following detail:

	2008	2009
	ThCh$	ThCh$
Doubtful accounts	(524,914)	(474,923)
Uncollectible notes	(61,261)	(54,126)
Income taxes recoverable	(306,056)	(303,582)
Sundry debtors	(312,968)	(485,129)
Inventory obsolescence	(3,247,294)	(3,041,381)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 19 - Accrued expenses

Accrued expenses consist of staff severance indemnities and are recorded at the present value of the total liability according to the accrued cost of the benefit considering an interest rate of 5% per annum and an average service-life period of 7.2 years. Changes during each year were as follows:

	2008	2009
	ThCh$	ThCh$

Balance at the beginning of the year	1,152,293	1,573,128
Increase during the year	509,107	278,085
Payments during the year	(88,272)	(217,287)
Provision for staff severance indemnities	1,573,128	1,633,926

Note 20 - Minority interest

The detail of minority interest is as follows:

Taxpayer	Related	As of December 31, 2008		As of December 31, 2009
I.D.	Company	Liability	Income	Asset	Income
		ThCh$	ThCh$	ThCh$	ThCh$
84.712.500-4	VIÑA PALO ALTO LIMITADA	7	(23)	(4)	(8)
	Total	7	(23)	(4)	(8)

Note 21 - Shareholders’ Equity

The Company’s paid in capital as of December 31, 2009 is as follows:

Number of shares

Series	No of subscribed share	No. of shares paid 100%	No. of shares paid 50%	No of voting right shares

Single	747,005,982	735,617,803	11,388,179	747,005,982

Paid in Capital and Par Value

Series	Subscribed	Paid-in
	capital	capital
Single	78,030,377	72,812,240

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 21 - Shareholders’ Equity, continued

a)  Other Reserves

Other reserves consist of the following:

	As of December 31,
	2008	2009
	ThCh$	ThCh$

Additional paid in capital price-level restatement	2,129,621	2,129,620
Revaluation from fixed asset technical appraisal	4,840,846	4,840,847
Adjustment to property, plant and equipment value	1,278,761	1,278,761
Revaluation from fixed asset technical appraisal in subsidiaries	611,981	611,982
Revaluation of inventory (1973)	843,259	843,259
Revaluation of marketable securities (1980)	652,286	652,287
Cumulative translation adjustment	(1,997,672)	(1,997,593)
Total other reserves	8,359,083	8,359,163

b) Cumulative translation adjustment

This account relates to the effects of the foreign exchange gains or losses between the Chilean peso and the US dollar on the price-level restated foreign investment measured in US dollars, in accordance with Technical Bulletin No. 64 issued by the Chilean Association of Accountants. The detail of the adjustment by subsidiary is included below:

2008
Company	Opening Balance	Exchange Difference Investment	Exchange Difference Liability	Balance as of December 31, 2008
Trivento Bodegas y Viñedos	(1,997,672)	2,213,507	(2,213,507)	(1,997,672)
Total	(1,997,672)	2,213,507	(2,213,507)	(1,997,672)

2009
Company	Opening Balance	Exchange Difference Investment	Exchange Difference Liability	Balance as of December 31, 2009
Trivento Bodegas y Viñedos	(1,997,672)	665,163	(665,084)	(1,997,593)
Total	(1,997,672)	665,163	(665,084)	(1,997,593)

c) Dividends

The Company’s dividend policy proposed by the Board of Directors for 2009, consists of the distribution of up to 40% of net income for the year divided into three provisional dividends payable in September 2009, December 2009 and March 2010 and the payment of a final dividend in May 2010.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 21 - Shareholders’ Equity, continued

Dividends approved and paid as of December 31, 2008 and 2009 (on historical basis) are detailed as follows:

2008
Dividend No.	Amount ThCh$	Month of payment	Type of dividend
233	1,797,927	December 2008	Provisional
232	1,797,927	September 2008	Provisional
231	8,234,505	May 2008	Final
230	1,797,927	March 2008	Provisional

2009
Dividend No.	Amount ThCh$	Month of payment	Type of dividend
237	1,853,488	December 2009	Provisional
236	1,853,442	September 2009	Provisional
235	8,820,292	May 2009	Final
234	1,797,927	March 2009	Provisional

Interim dividends are recorded in the “Provisional Dividends” column of the stockholders’ equity statement when they are provisionally declared by the Board of Directors during any given fiscal year. They are recorded as a debit in the Provisional Dividend column of the stockholders’ equity statement in the line item “Interim Dividends”. The offsetting credit is against dividends payable as a liability. These provisional interim dividends are approved formally at the annual Shareholders’ Meeting in April of the subsequent year. The final dividends, of which the interim dividends are a portion, may differ from the provisionally declared interim dividends. Once the final dividend is approved and paid to shareholders, a credit is recorded for the amount of interim dividends preliminarily approved in the prior year in the “Provisional Dividends” column of the stockholders’ equity statement and the final declared dividend is shown as a reduction of net income. This treatment is pursuant to Circular 1501 of the Chilean Superintendence of Securities and Insurance.

d) Capital increase

The board meeting held on December 18, 2008, unanimously resolved to issue 28.000.000 (twenty-eight million) common shares of the same existing series, nominative and with no par value, corresponding to a capital increase of the Company of approximately Ch$30,000,000,000 (thirty billion pesos) approved at the Shareholders Extraordinary Meeting celebrated on December 18, 2008. A portion of this capital contribution was received in 2009.

Likewise, all agreements necessary for implementing the issue and placement of the shares, including the registration of the shares in the “Chilean Securities Registry” of the Superintendence of Securities and Insurance (SVS) were adopted.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 22 - Other Non-Operating Income and Expenses

The detail is as follows:

Other Non-operating income

	For the year ended December 31
	2007	2008	2009
	ThCh$	ThCh$	ThCh$

Gain from land expropriation	—	652,031	7,563
Third parties compensation	100,284	79,103	—
Gain on sale of fixed assets	93,619	51,527	125,497
Sale of other products	33,104	44,926	66,251
Administrative services	17,116	18,450	19,128
Dividends received	4,833	10,811	4,358
Gain on sale of shares	73,711	2,303	—
Rent collected	—	—	17,565
Other	90,130	69,498	97,407
Total	414,891	928,649	337,769

Other Non-operating expenses

	For the year ended December 31,
	2007	2008	2009
	ThCh$	ThCh$	ThCh$

Argentinean Competitiveness Law	318,184	322,437	320,159
Other expenses	197,707	158,415	34,979
Disposals of PP&E	553,159	155,199	64,265
Loss of VAT	36,220	86,071	28,523
Prior year expenses	—	66,075	—
Loss on sale of fixed asset	21,576	24,733	—
Miscellaneus expenses	9,649	546	12,106
Amortization of intangible assets	8,993	—	—
Total	1,145,488	813,476	460,032

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 23 - Price-level restatement

		Year ended December 31,
Assets (Charges) / Credits	Restatement	2007	2008	2009
	index
		ThCh$	ThCh$	ThCh$

Inventories	CPI	4,258,654	6,274,002	(667,302)
Property, plant and equipment	CPI	13,274,047	17,415,023	(5,246,496)
Investment in related companies	CPI	554,513	610,118	(486,829)
Accounts and other receivables	UF	6,690	10,243	(689)
Recoverable taxes	CPI	328,221	238,696	2,960
Prepaid expenses	UF	35,237	55,164	(9,046)
Other accounts receivables	UF	—	(1,756)	(135)
Other non-monetary assets	CPI	448,470	604,359	(195,626)
Other long-term assets	CPI	47,977	55,029	(15,267)
Other non-monetary assets	UF	60,227	115,878	(43,221)
Cost and expense accounts	CPI	15,566,243	15,593,026	(827,419)
Total credits (charges)		34,580,279	40,969,782	(7,489,070)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 23 - Price-level restatement, continued

		Year ended December 31,
Liabilities (Charges) / Credits	Restatement	2007	2008	2009
	index
Shareholders’ equity	CPI	(13,880,176)	(18,420,410)	6,047,584
Minority interest	CPI	(898)	(15)	2
Bank and financial institution, liabilities	UF	(345,964)	(856,351)	291,378
Current portion of long-term bank liabilities	UF	(5,603)	(9,605)	17,923
Bonds payable	UF	(22,171)	(55,062)	(19)
Long-term obligations with maturity within one year	UF	(19,031)	(26,535)	9,045
Accounts payable	UF	(204,266)	(197,396)	71,632
Notes payable	UF	(6,948)	(48,847)	4,082
Other accounts payable	UF	(134,636)	(68,056)	186,147
Accrued expenses	UF	(624)	(133,984)	47,422
Long-term bank and financial institution liabilities	UF	(547,415)	(634,379)	121,552
Bonds payable long-term	UF	(2,737,083)	(3,548,964)	1,236,481
Other non-monetary liabilities	UF	(123,096)	(153,289)	46,335
Income accounts	CPI	(17,436,559)	(17,398,415)	857,293
Total credits (charges)		(35,464,470)	(41,551,308)	8,936,857
Net gain (loss) from price-level restatement		(884,191)	(581,495)	1,447,787

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 24 - Foreign exchange differences

The following represents the detail of foreign exchange gains and losses recognized in income for each of the respective years for accounts denominated in foreign currencies:

		Year ended December 31,
Assets (Charges) / Credits		2007	2008	2009
Cash	CAD	(3,352)	(14,746)	(15,479)
Cash	EUR	1,593	(51,070)	(67,006)
Cash	GBP	(103,203)	7,659	(6,914)
Cash	USD	(15,825)	12,538	(517,452)
Cash	NOK	—	—	(2,397)
Cash	SEK	—	—	(18,973)
Time deposits	USD	4,855	(14,049)	—
Trade accounts receivable	CAD	229,058	146,482	(179,583)
Trade accounts receivable	EUR	421,928	3,011,285	(2,528,784)
Trade accounts receivable	USD	(1,615,394)	8,786,123	(7,152,235)
Trade accounts receivable	GBP	(1,271)	66,840	(94,421)
Trade accounts receivable	SEK	—	—	(731)
Trade accounts receivable	NOK	—	—	(637)
Trade accounts receivable	REAL	—	—	(76,895)
Other accounts receivable	CAD	1,929	7,932	(1,497)
Other accounts receivable	EUR	72,680	74,527	(77,609)
Other accounts receivable	USD	8,588	(111,953)	36,248
Accounts receivable from related companies	CAD	(742)	64	(1,015)
Accounts receivable from related companies	EUR	275	8,048	(190,141)
Accounts receivable from related companies	USD	(14,945)	466,325	(1,226,797)
Accounts receivable from related companies	GBP	(14,069)	(1,005,014)	(964,659)
Accounts receivable from related companies	ARS	129	208	—
Accounts receivable from related companies	SEK	—	(693)	(70,642)
Accounts receivable from related companies	NOK	—	—	(61,397)
Prepaid expenses	USD	(12,082)	29,417	(31,261)
Prepaid expenses	NOK	—	—	22
Fixed assets	USD	49,619	50,843	—
Other current assets	USD	446,667	(10,927,540)	17,977,269
Other current assets	CAD	(320,831)	961,007	(49,885)
Other current assets	EUR	(705,062)	(1,014,641)	3,711,531
Other current assets	GBP	1,672,332	6,266,790	(1,803,248)
Other current assets	SEK	—	—	102,897
Other current assets	NOK	—	—	38,657
Other current assets	REAL	—	—	(242,832)
Other assets long-term	USD	67,746	95,765	(73,778)
Total credits		170,623	6,852,147	6,410,356

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 24 – Foreign exchange differences, continued

		Year ended December 31,
Liabilities (Charges) / Credits	Currency	2007	2008	2009
		ThCh$	ThCh$	ThCh$
Bank debt	EUR	(63,304)	(631,794)	473,610
Bank debt	USD	327,351	(4,596,451)	2,040,336
Bank debt	GBP	56,125	5,610	—
Long-term bank debt, short-term portion	EUR	(27,734)	—	31,650
Long-term bank debt, short-term portion	USD	667,067	3,470,992	(3,329,827)
Long-term bank debt, short-term portion	GBP	(1,222)	—	(20,964)
Accounts payable	CAD	—	(7)	5
Accounts payable	EUR	(3,118)	(38,045)	36,094
Accounts payable	USD	97,188	(1,558,514)	854,415
Accounts payable	GBP	1,378	(169)	13
Notes payable	EUR	(147,426)	(328,852)	134,189
Notes payable	USD	80,031	(2,857)	162,488
Notes payable	GBP	(1,300)	3,096	—
Notes payable	SEK	177	(396)	—
Accounts payable to related companies	USD	(7,104)	—	—
Other accounts payable	USD	3,115	(26,711)	14,458
Other accounts payable	GBP	(73)	470	2,810
Other accounts payable	SEK	—	—	49
Other accounts payable	NOK	—	—	(23)
Other accounts payable	EUR	(231)	(609)	2,394
Accrued expenses	CAD	(65,858)	(17,716)	45,402
Accrued expenses	EUR	(63,358)	(814,048)	682,672
Accrued expenses	USD	263,396	(1,186,507)	1,622,604
Accrued expenses	GBP	111,557	81,663	140,614
Accrued expenses	SEK	89	—	(1)
Accrued expenses	NOK	—	—	21
Deferred revenues	USD	25,494	(229,094)	185,964
Long-term bank debt	USD	(152,975)	(2,755,651)	2,121,351

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 24 - Foreign exchange differences, continued

		Year ended December 31,
Liabilities (Charges) / Credits	Currency	2007	2008	2009
		ThCh$	ThCh$	ThCh$
Adjustment for financial statement translation	USD	(267,699)	15,327	(263,611)
Adjustment for financial statement translation	REAL	—	—	256,739
Adjustment for financial statement translation	NOK	—	—	(26,453)
Adjustment for financial statement translation	USD	—	(32,368)	(108,103)
Adjustment for financial statement translation	GBP	(620,541)	718,650	(331,952)
Total credits (charges)		212,025	(7,923,981)	4,726,944
Net gains (losses) from exchange differences		382,648	(1,071,834)	11,137,300

Note 25 – Expenses in the issuance and placement of debt certificates

Expenses in the issuance and placement of bonds are presented in other long-term assets, which are amortized using the straight-line method (which approximates the effective interest method), in accordance with the respective terms of the bonds. This amortization is presented as interest expenses. Capitalized issuance expenses net of amortization, at the end of 2009 amount to ThCh$ 596,001 (ThCh$ 602,876 in 2008). Issuance expenses include disbursements related to reports from risk rating agencies, legal and financial advisories, taxes, printing and placement fees. Amortization for the year ended 2009 was ThCh$45,326 (ThCh$34,948 in 2008).

Note 26 - Statement of cash flows

a) Future cash flows contractually committed to investment and operating activities:

			Years to Maturity
	Currency of	Short-							As of	As of
	adjustment	term						More than	December	December
	index	portion	2010	2011	2012	2013	2014	6 years	31, 2009	31, 2008
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Lease payable	UF	94,692	—	—	—	—	—	—	94,692	284,297
Leased farms	UF	268,107	268,107	271,364	265,555	209,057	223,560	1,572,940	3,078,654	3,146,771
Leased farms	USD	513,080	120,512	120,512	40,171	—	—	—	794,275	1,126,240
Lease payable	ARS	224,237	250,472	304,191	—	—	—	—	778,900	1,281,617
Payables for additions to fixed assets	EUR	377,526	—	—	—	—	—	—	377,526	—
Payables for additions to fixed assets	USD	28,246	—	—	—	—	—	—	28,246	—
Payables for additions to fixed assets	CH$	2,130,167	—	—	—	—	—	—	2,130,167	2,469,647
Payables for additions to fixed assets	UF	—	—	—	—	—	—	—	—	3,260,828
Payables for additions to fixed assets	ARS	48,750	—	—	—	—	—	—	48,750	—
Total		3,684,805	639,091	696,067	305,726	209,057	223,524	1,572,940	7,331,210	11,569,400

During the years ended 2008 and 2009, there were no other investing activities which commit future cash flows.

b) Non-cash transaction:

There where no non-cash transactions in years 2008 and 2009.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 27 - Derivative contracts

Derivative Contracts
		Description of the contract							Accounts affected Value of Asset / liabilities
Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2009 at spot rate	Contract value at December 31, 2009 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)
S	CCPE	2,071,640	2nd. Quarter of 2010	USD	C	Debt due USD	2,062,566	2,106,437	Other current assets	34,797	34,797	—
S	CCPE	2,589,880	2nd. Quarter of 2010	USD	C	Debt due USD	2,578,208	2,633,046	Other current assets	43,496	43,496	—
S	CCPE	3,976,880	1st. Quarter of 2010	USD	C	Debt due USD	4,058,247	4,058,247	Other current liabilities	1,756	—	1,756
S	CCPE	43,787,796	4th. Quarter of 2010	UF	C	Debt due UF	43,651,606	43,530,549	Other current liabilities	257,247	—	257,247
FR	CCPE	11,479,464	1st. Quarter of 2010	REAL	V	Export customers	11,558,755	11,468,519	Other current liabilities	10,945	—	10,945
FR	CCPE	1,905,451	1st. Quarter of 2010	CAD	V	Export customers	1,917,744	1,903,489	Other current assets	1,962	—	1,962
FR	CCPE	5,481,056	1st. Quarter of 2010	EUR	V	Export customers	5,378,467	5,473,527	Other current liabilities	7,529	—	7,529
FR	CCPE	12,029,865	1st. Quarter of 2010	GBP	V	Export customers	11,810,108	12,015,669	Other current assets	14,196	—	14,196
FR	CCPE	1,114,024	1st. Quarter of 2010	NOK	V	Export customers	1,084,293	1,112,980	Other current liabilities	1,044	—	1,044
FR	CCPE	3,966,413	1st. Quarter of 2010	SEK	V	Export customers	3,873,234	3,962,145	Other current assets	4,268	—	4,268
FR	CCPE	55,418,805	1st. Quarter of 2010	USD	V	Export customers	52,993,513	55,349,547	Other current liabilities	69,258	—	69,258
FR	CCPE	1,028,887	2nd. Quarter of 2010	CAD	V	Export customers	1,024,785	1,024,810	Other current assets	4,077	—	4,077
FR	CCPE	5,534,891	2nd. Quarter of 2010	EUR	V	Export customers	5,487,490	5,511,834	Other current liabilities	23,057	—	23,057
FR	CCPE	9,385,003	2nd. Quarter of 2010	USD	V	Export customers	8,085,670	9,331,384	Other current liabilities	53,619	—	53,619
FR	CCPE	829,360	3rd. Quarter of 2010	BRL	V	Export customers	872,820	821,474	Other current assets	7,886	—	7,886
FR	CCPE	858,378	3rd. Quarter of 2010	CAD	V	Export customers	866,016	850,842	Other current assets	7,536	—	7,536
FR	CCPE	7,173,045	3rd. Quarter of 2010	EUR	V	Export customers	7,202,788	7,115,795	Other current liabilities	57,250	—	57,250
FR	CCPE	15,561,018	3rd. Quarter of 2010	USD	V	Export customers	13,321,033	15,365,488	Other current assets	195,530	—	195,530
FR	CCPE	1,903,698	4th. Quarter of 2010	REAL	V	Export customers	2,036,580	1,878,406	Other current assets	25,292	—	25,292
FR	CCPE	1,423,737	4th. Quarter of 2010	CAD	V	Export customers	1,419,303	1,404,010	Other current assets	19,727	—	19,727
FR	CCPE	5,772,412	4th. Quarter of 2010	EUR	V	Export customers	5,727,340	5,690,819	Other current liabilities	81,593	—	81,593
FR	CCPE	12,106,883	4th. Quarter of 2010	USD	V	Export customers	10,092,819	11,852,671	Other current liabilities	254,212	—	254,212
FR	CCPE	464.551	1st. Quarter of 2011	CAD	V	Export customers	481,120	455,378	Other current liabilities	9,173	—	9,173
FR	CCPE	2,115,619	1st. Quarter of 2011	ECU	V	Export customers	2,107,778	2,073,193	Other current liabilities	42,426	—	42,426
FR	CCPE	2,842,391	1st. Quarter of 2011	USD	V	Export customers	2,580,170	2,762,013	Other current liabilities	80,378	—	80,378

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 27 - Derivative contracts, continued

Derivative Contracts
		Description of the contract							Accounts affected Value of Asset / liabilities
Type of derivate	Type of Agreement	Amount of the contract nominal	Date of expiration	Currency	Purchase/ Sales	Hedged Item	Contract value at December 31, 2009 at spot rate	Contract value at December 31, 2009 forward exchange rate	Account Name	Mark to market adjustment	Amount (1)	Amount (2)
FR	CCPE	1,303,304	2nd. Quarter of 2010	REAL	V	Export customers	1,454,700	1,266,273	Other current liabilities	37,031	—	37,031
FR	CCPE	802,177	2nd. Quarter of 2010	CAD	V	Export customers	817,904	779,638	Other current liabilities	22,539	—	22,539
FR	CCPE	2,415,101	2nd. Quarter of 2011	EUR	V	Export customers	2,376,701	2,343,727	Other current liabilities	71,374	—	71,374
FR	CCPE	3,329,048	2nd. Quarter of 2011	USD	V	Export customers	3,022,937	3,022,937	Other current liabilities	126,111	—	126,111
FR	CCPE	763,064	3rd. Quarter of 2011	CAD	V	Export customers	769,792	735,349	Other current liabilities	27,715	—	27,715
FR	CCPE	4,776,877	3rd. Quarter of 2011	EUR	V	Export customers	4,695,257	4,601,304	Other current liabilities	175,573	—	175.573
FR	CCPE	5,524,518	3rd. Quarter of 2011	USD	V	Export customers	5,012,849	5,268,981	Other current liabilities	255,537	—	255,537
FR	CCPE	1,036,185	4th. Quarter of 2011	CAD	V	Export customers	1,058,464	990,440	Other current liabilities	45,745	—	45,745
FR	CCPE	4,845,047	4th. Quarter of 2011	EUR	V	Export customers	4,760,671	4,631,699	Other current liabilities	213,348	—	213,348
FR	CCPE	6,614,288	4th. Quarter of 2011	USD	V	Export customers	6,002,150	6,248,162	Other current liabilities	366,126	—	366,126
FR	CCPE	18,259,419	2nd. Quarter of 2012	EUR	V	Export customers	17,589,044	16,757,428	Other current liabilities	1,501,991	—	1,501,991
FR	CCPE	1,010,002	3rd. Quarter of 2012	USD	V	Export customers	901,137	917,306	Other current liabilities	92,696	—	92,696
FR	CCPE	4,020,374	4th. Quarter of 2012	USD	V	Export customers	3,537,581	3,603,993	Other current liabilities	416,381	—	416,381
FR	CCPE	337,595	1st. Quarter of 2013	USD	V	Export customers	300,589	300,394	Other current liabilities	37,201	—	37,201
FR	CCPE	694,519	2nd. Quarter of 2013	USD	V	Export customers	601,542	608,037	Other current liabilities	86,482	—	86,482
FR	CCPE	2,275,819	3rd. Quarter of 2013	USD	V	Export customers	1,951,631	1,979,307	Other current liabilities	296,512	—	296,512
FR	CCPE	3,064,618	4th. Quarter of 2012	USD	V	Export customers	2,640,267	2,639,657	Other current liabilities	424,961	—	424,961

Note:	FR: Forward
CCPE: Hedge of an existing transaction
CCTE: Hedge of a forecasted transaction
(1)	CCPE - Deferred gain representing difference between nominal value and spot value at contract initiation date
(2)	CCPE - Deferred gain for difference between spot value at contract initiation date and spot value at December 31, 2009 CCTE – Mark-to-market adjustment

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 28 - Contingencies and restrictions, continued

Causes for acceleration

a)	Should the issuer be in delinquency or simple delay in the payment of any installment related to the bonds’ principal and interest;

b)	Should any declaration performed by the issuer in the instruments granted or subscribed due to the information obligation derived from the agreement, is found to be fraudulently incomplete or false;

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

k)
In the event of the issuer’s dissolution or liquidation or in the event of a decrease in the term of its life to a period lower than the final term for payment of bonds related to the bond issuance agreement;

l)	Should the issuer or any significant subsidiary be declared in bankruptcy pursuant to a legal sentence executed; and

m)
Should the issuer sell, cede or transfer essential assets as defined in the first clause of the bond issuance agreement, except in the event of contributions or transfers of essential assets to subsidiaries, subject to the prior and written authorization of the bondholders representative.

As of December 31, 2009, the Company meets all the aforementioned covenants.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 28 -  Contingencies and restrictions, continued

3)	Covenants with respect to the issuance of commercial paper.

The covenants affecting the Company are contained in the Rules of Protection of Holders of Commercial Paper, the detail of which is as follows:

1) Liquidity and debt ratios: as long as there are amounts outstanding of commercial paper against the line, the Company commits to maintain the following financial ratios at all times during the term of the commercial paper:

	a)	Debt Ratio no greater than 1.4:1;

	b)	Equity of no less than five million UF; and

	c)	Financial expenses coverage ratio of no less than 2.5:1.

2) Covenants, limitations and negative covenants: as long as there are amounts outstanding of commercial paper against the line, the Company shall be subject to the following:

a) Ensure that the operations carried out with subsidiaries of other related persons, are made on conditions of equity similar to those normally prevailing in the market. “Related persons” shall be understood to be those as defined in article 100 of Law 18,045.

b) Comply with all applicable laws, regulations and other provisions, including without limitation the payment on time and correct form of all taxes, duties, rates, rights and charges that affect the Company itself or its movable and immovable assets, except those that challenge good faith and according to the pertinent judicial and/or administrative procedures and provided in this case adequate reserves are held to cover such contingency, in accordance with accounting principles generally accepted in Chile.

c) Maintain during the term of the line, unencumbered assets equivalent to at least 1.5 times the total of commercial paper placed outstanding.

d) Establish and maintain adequate accounting systems based on accounting principles generally accepted in Chile and the instructions of the SVS. The Company shall contract and maintain a national and international firm to audit its financial statements, with respect to which the auditing firm should issue its opinion as of December 31 each year. Also, should the Company or its Subsidiaries introduce changes in the accounting principles used in its financial statements through the application of IFRS, the Company should analyze the potential impacts that such changes might have on the covenants, limitations and negative covenants contained under the contract, and make all necessary amendments and announcements of the impacts.

e) Maintain insurance to protect its assets reasonably in accordance with usual practices for industries similar to that of the Company and subsidiaries.

f) Maintain continuously and uninterruptedly during the term of the commercial paper line the registration of the Company and the line in the Securities Register of the SVS, and comply with the duties and obligations deriving thereon.

3) Equal treatment of holders: The Company shall give equal treatment, without any privilege or preference, to each and every one of the holders of notes issued against the line.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 28 - Contingencies and restrictions, continued

4) The Issuer acknowledges and accepts that the holders of notes may demand the full and accelerated repayment of principal outstanding and payment of accrued interest as if the obligation were past due, should any of the following events occur:

a) Should the Company default or simply delay in the payment of any installment of principal or interest of the notes issued against the commercial paper line;

b) Should the Company not remedy within thirty business days a situation of default or simple delay in the repayment of monetary obligations for a total accumulated amount due of more than the $Ch equivalent of 150,000 UF, and the payment date of the obligations included in that amount has not been expressly extended;

c) Should any creditor of the Company demand legitimately from it the whole of a term loan as a result of having exercised the right to accelerate payment of the respective loan due to an event of default by the Company;

d) Should the Company be declared bankrupt or finds itself severely insolvent or makes some declaration recognizing its inability to pay its obligations as they fall due;

e) Should the declaration made by the Company in the instruments that are granted or signed against the line and/or the issues made under it were or resulted in being fraudulently false or incomplete in any essential aspect of the declaration;

f) Should the life of the Company be amended to a date earlier than the maturity of the commercial paper issued against the Line; or should the Company be dissolved in advance; or should for any reason its subscribed and paid capital be reduced on terms that do not meet the ratio referred to in 3.5.1 of this instrument; and

g) Should the Company default under any covenant, limitation or negative covenant assumed under the provisions of this instrument and such default is maintained unremedied for two consecutive quarters.

As of December 31, 2009 the Company is in compliance with the covenants aforementioned.

4)
The Argentine Internal Revenue Service – in Spanish Administración Federal de Ingresos Públicos (“AFIP”) - through Resolution No. 364/08 dated December 16, 2008 questioned the sworn income tax return of the subsidiary for the fiscal year 2002 and officially determined the obligation, which, in its opinion, Trivento, the subsidiary owes for income tax for that period $1,948,918.44 ARS plus interests for $2,644,682.33 ARS (calculated as of December 12, 2008) and a penalty of $974,459.22 ARS.

The fiscal entity based its resolution on the fact that it was not correct to compute exchange difference losses on the loans of Trivento with Viña Concha y Toro S.A./VCT Internacional S.A., arguing that remittances of funds resulting from such operations have the nature of capital contributions and not loans, even though that character was approved by the respective boards of directors and the central banks of both countries, and are shown as such in the accounts of all the companies involved.
On February 11, 2009, the resolution of the AFIP was appealed before the National Fiscal Tribunal as foreseen in article 76. In these proceedings, all the defense arguments already made were reiterated and expanded, these being duly supported by evidence. On June 29, 2009 the time period for AFIP to answer the appeal expired and we have still not been notified of the respective response by the AFIP. The file is ready; later the evidence period will open.

On June 17, 2009, and in order to guarantee payment of the claimed fiscal debt, AFIP placed an embargo over 27 plots of land owned by Trivento Bodegas y Viñedos S.A. On October 29, the substitution was requested of the assets embargoed by a plot whose individual value exceeded the amount claimed (Tres Porteñas-San Martín). The AFIP resolved this request positively, proceeding to release the embargo over the remaining properties.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 28 – Contingencies and restrictions, continued

In the opinion of both the company’s Argentine and Chilean lawyers, Trivento has reasonable and solid arguments for sustaining that the provision of the funds in question was a loan and thus a generator of the exchange differences computed in the accounts of the companies involved. They believe that this opinion will finally be recognized by the Argentine tribunals, and this opinion has been reported to the management and board of Viña Concha y Toro S.A.

They understand that in the framework of a global analysis of the elements of the questioned liabilities, the supporting documentation accredits their correct treatment, including the subjects, object, cause, amount, agreed interest rate and term. In addition, the booking of these liabilities, the accreditation of the funds, the repayment of principal (and later the payment of interest from 2007) and, in particular, the fact that such payments were made partially with funds obtained from local financial entities, are elements that lead to sustain that we are dealing with genuine loans. They add that while the non-payment of interest is seen as an unfavorable aspect, this element by itself should not be considered as sufficient for the National Fiscal Tribunal to re-classify the liability as a contribution of capital.

However, they point out that there is no precedent by the Fiscal Tribunal on this matter so it not possible to anticipate what will be its interpretation in general terms.

5)
The Company has been involved and will probably continue to be involved as plaintiff in certain legal proceedings through which it mainly seeks to receive the amounts claimed which have a total nominal amount of approximately ThCh$350,000. The Company has made provisions to cover probable losses derived from any of these cases.

6)
As of December 31, 2009, there are no other lawsuits or possible legal or off-legal lawsuits, tax matters such as liens of any nature which have actual probability of affecting the Company’s financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 28 – Contingencies and restrictions, continued

Direct guarantees

Beneficiary	Debtor Name	Assets affected Type of guarantee	Guarantee release Book value	2008 TCh$	2009 TCh$	2010	Assets	2011	Assets	2012
Agricola Siemel Ltda	Viña Concha y Toro S.A.	Mortgage	—	1,603,244	—	—	—	—	—	—
Bank BBVA	Viña Concha y Toro S.A.	Promissory note	—	366,068	—	—	—	—	—	—
Bank Security	Viña Concha y Toro S.A.	Bill of exchange	—	3,358	—	—	—	—	—	—
Bank Security	Viña Concha y Toro S.A.	Bill of exchange	—	4,195	—	—	—	—	—	—
Bank Security	Viña Concha y Toro S.A.	Bill of exchange	—	15,391	—	—	—	—	—	—
Cooperativa Agrícola Curicó	Viña Concha y Toro S.A.	Mortgage	—	—	1,943,312	—	—	—	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 28 -  Contingencies and restrictions, continued

Indirect guarantees

						Outstanding balances at financial statement’s closing date		Guarantee release
Beneficiary	Debtor Name	Relationship	Type of guarantee	Assets Type	Affected Book value	2008 TCh$	2009 TCh$	2009 TCh$	2010 TCh$	2011 TCh$	2012 TCh$
Banco Santander Santiago	Concha y Toro UK Ltd.	Subsidiary	Debt Banks	—	—	1,973,730	1,935,098	—	—	—	—
||Banco BBVA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	1,243,623	1,651,080	—	—	—	—
Banco BBVA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	621,812	616,403	—	—	—	—
Banco BBVA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	3,264,512	—	—	—	—	—
Banco BBVA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	1,865,435	1,382,188	—	—	—	—
Banco BBVA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	1,640,028	—	—	—	—	—
Banco BBVA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	1,561,634	—	—	—	—	—
Banco BBVA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	988,681	—	—	—	—	—
Banco BBVA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	3,109,058	—	—	—	—	—
Banco BBVA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	1,973,630	—	—	—	—	—
Banco BBVA	Viña Concha y Toro S.A.	Parent	Debt Banks	—	—	325,006	—	—	—	—	—
Banco Chile	Viña Concha y Toro S.A.	Subsidiary	Debt Banks	—	—	—	94,470	—	—	—	—
Banco Chile	Viña Concha y Toro S.A.	Subsidiary	Debt Banks	—	—	—	1,044,600	—	—	—	—
Banco Chile	Viña Concha y Toro S.A.	Subsidiary	Debt Banks	—	—	—	1,044,600	—	—	—	—
Banco Chile	Viña Concha y Toro S.A.	Subsidiary	Debt Banks	—	—	—	26,986	—	—	—	—
Banco Chile	Trivento Bodegas y Viñedos S.A.	Subsidiary	Debt Banks	—	—	—	2,914,156	—	—	—	—
Banco Estado	Viña Almaviva S.A.	Afíliate	Mortage			9,780,787	11,265,713

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 29 – Sureties obtained from third parties

Type of guarantee	Original guarantee operation	Issuer of guarantee	Amount of guarantee ThCh$	Relationship	Person Who grants the guarantee	Currency	Beginning date (dd-mm-yy)	Expiration date (dd-mm-yy)
Mortgage	Lease agreement	José Canepa y Cia Ltda.	3,305,400	Real estate lessor	José Canepa y Cía Limitada	UF-USD	12/03/2007	11/03/2019
Guarantee policy	Agreement for building and assembly of fermentation and reserve ponds for Peumo and San Javier warehouse	Cía Seguros Crédito Continental S.A.	50,997	Supplier	TPI Chile S.A.	UF	08/07/2009	31/03/2010
Guarantee policy	Agreement for building and assembly of fermentation and reserve ponds for Peumo and San Javier warehouse	Cía Seguros Crédito Continental S.A.	50,997	Supplier	TPI Chile S.A.	UF	08/07/2009	31/03/2010
Guarantee policy	Agreement for building and assembly of fermentation and reserve ponds for Peumo and San Javier warehouse	Cía Seguros Crédito Continental S.A.	50,997	Supplier	TPI Chile S.A.	UF	08/07/2009	31/03/2010
Guarantee policy	Agreement for building and assembly of fermentation and reserve ponds for Peumo and San Javier warehouse	Cía Seguros Crédito Continental S.A.	50,998	Supplier	TPI Chile S.A.	UF	08/07/2009	31/03/2010
Guarantee policy	Agreement for building and assembly of fermentation and reserve ponds for Peumo and San Javier warehouse	Cía Seguros Crédito Continental S.A.	50,998	Supplier	TPI Chile S.A.	UF	08/07/2009	31/03/2010
Guarantee policy	Agreement for building and assembly of fermentation and reserve ponds for Peumo and San Javier warehouse	Cía Seguros Crédito Continental S.A.	50,998	Supplier	TPI Chile S.A.	UF	08/07/2009	31/03/2010
Performance bond	Agreement for the manufacturing of vats for grape transportation	Banco BCI	40,984	Supplier	Industria Franco Chilena del Plástico S.A.	CLP	22/07/2009	25/02/2010
Performance bond	Agreement for project for the fermentation factory and reserve and waste water treatment for the San Javier warehouse	Banco de Chile	19,286	Supplier	Ingeniería y Construcción Quezada y Boetsch	CLP	24/07/2009	13/01/2010
Performance bond	Agreement for project for the fermentation factory and reserve and waste water treatment for the San Javier warehouse	Banco de Chile	19,286	Supplier	Ingeniería y Construcción Quezada y Boetsch	CLP	24/07/2009	15/02/2010

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 29 – Sureties obtained from third parties, continued

Type of guarantee	Original guarantee operation	Issuer of guarantee	Amount of guarantee ThCh$	Relationship	Person Who grants the guarantee	Currency	Beginning date (dd-mm-yy)	Expiration date (dd-mm-yy)
Performance bond	Agreement for project for the fermentation factory and reserve and waste water treatment for the San Javier warehouse	Banco de Chile	19,286	Supplier	Ingeniería y Construcción Quezada y Boetsch	CLP	24/07/2009	15/03/2010
Performance bond	Agreement for building and assembly of vats, reserve ponds and accessories in stainless steel	BCI	32,667	Supplier	Ingeniería y Montaje Industrial S.A.	CLP	28/07/2009	28/02/2010
Performance bond	Agreement for the installation of cooling and heating equipment for the machine room at the San Javier warehouse	Banco de Chile	30,971	Supplier	Bordachar Servicios S.A.	CLP	31/07/2009	28/02/2010
Guarantee policy	Agreement for the manufacturing and assembly of cooling and heating systems in the Peumo warehouse 2008	Cía Seguros Crédito Continental S.A.	42,430	Supplier	Montajes Industriales Giglio S.A.	UF	20/07/2009	31/03/2010
Performance bond	Work related to the extension of Peumo reserve warehouse	CorpBanca	23,108	Supplier	Constructora Parthenon S.A.	CLP	04/08/2009	28/02/2010
Performance bond	Work related to the extension of Peumo reserve warehouse	CorpBanca	23,108	Supplier	Constructora Parthenon S.A.	CLP	04/08/2009	30/03/2010
Performance bonds	Agreement for the amendment, repair and maintenance of the climatization system of the Halb Pirque rooms	Banco Santander	8,769	Supplier	Bordachar Servicios S.A.	CLP	15/05/2009	18/01/2010
Sureties for the prepayment of storage	Building of a Premium warehouse	Alba Caucion	109,923	Work agreement supplier	Agrimetal S.R.L.	AR$	24/10/2007	Up to the maturity of the payee’s obligations

		Total	3,981,203

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 30 - Foreign and domestic currency

The following tables include the Company’s asset and liability accounts broken out by their currency denominations:

Assets

	Amount
	Currency	12-31-2008	12-31-2009
		ThCh$	ThCh$
Current Assets
Cash	Ch$	1,444,298	2,330,130
Cash	USD	1,235,641	478,730
Cash	CAD	84,403	297,819
Cash	EUR	236,552	457,582
Cash	GBP	654,327	1,402,684
Cash	ARS	8,540	349,211
Cash	REAL	145,613	159,237
Cash	NOK	17,774	982,160
Cash	SEK	31,870	534,621
Trade accounts receivable	Ch$	12,334,830	16,262,950
Trade accounts receivable	UF	—	1,874
Trade accounts receivable	USD$	39,824,054	30,230,109
Trade accounts receivable	CAD	2,842,668	2,601,950
Trade accounts receivable	EUR	15,455,673	7,585,657
Trade accounts receivable	NOK	27,849,643	23,603,555
Trade accounts receivable	SEK	—	1,080,410
Trade accounts receivable	GBP	—	4,371,275
Trade accounts receivable	REAL	517,927	3,773,718
Trade accounts receivable	ARS	2,388,352	5,482,323
Notes receivable	Ch$	2,433,684	3,251,474
Notes receivable	ARS	145,383	268,000
Notes receivable	NOK	—	27,544
Notes receivable	UF	39,428	13,215
Other accounts receivable	Ch$	3,221,217	4,136,165
Other accounts receivable	USD	16,584	(81,918)
Other accounts receivable	EUR	544,181	63,169
Other accounts receivable	SEK	—	15,272

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 30 - Foreign and domestic currency, continued

	Amount
	Currency	12-31-2008	12-31-2009
		ThCh$	ThCh$
Current assets
Other accounts receivable	CAD	26,175	25,294
Other accounts receivable	UF	89,148	88,174
Other accounts receivable	NOK	—	2,100
Other accounts receivable	GBP	24,549	16,774
Other accounts receivable	REAL	—	963
Other accounts receivable	ARS	236,881	78,418
Accounts receivable from related companies	Ch$	234,631	220,820
Recoverable taxes	Ch$	3,444,725	(684,884)
Recoverable taxes	USD	876,920	3,842,598
Recoverable taxes	UF	—	—
Recoverable taxes	GBP	1,585,181	797,764
Recoverable taxes	ARS	3,921,027	3,694,055
Recoverable taxes	SEK	4,327	—
Recoverable taxes	EUR	—	33,984
Recoverable taxes	REAL	—	4,454
Inventories	Ch$	110,746,304	116,574,733
Prepaid expenses	Ch$	8,760,863	8,071,681
Prepaid expenses	USD	136,722	117,202
Prepaid expenses	UF	2,783,007	2,635,512
Prepaid expenses	NOK	—	920
Prepaid expenses	SEK	3,081	21,545
Prepaid expenses	ARS	1,581,861	1,211,316
Deferred taxes	Ch$	2,053,572	2,752,916
Deferred taxes	ARS	749,376	494,702
Deferred taxes	SEK	—	131,338
Other current assets	Ch$	1,780,027	974,700
Other current assets	ARS	132,790	—
Other current assets	UF	13,510	4,418

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 30 - Foreign and domestic currency, continued

	Amount
	Currency	12-31-2008	12-31-2009
		ThCh$	ThCh$
Noncurrent assets
Property, plant and equipment
Net property, plant and equipment	Ch$	209,768,415	219,557,408
Net property, plant and equipment	USD	26,807,271	21,917,026
Other assets
Other assets	Ch$	15,911,219	19,170,026
Other assets	UF	2,636,180	-
Other assets	SEK	2,302	-
Other assets	ARS	124,615	-
Total assets	Ch$	372,133,784	392,618,119
	USD	68,897,192	56,503,747
	CAD	2,953,246	2,925,063
	EUR	16,236,406	8,140,392
	GBP	30,113,700	25,820,777
	ARS	9,288,825	11,578,025
	REAL	663,540	3,938,372
	NOK	17,774	2,093,134
	SEK	41,580	5,074,051
	UF	5,561,273	2,835,421

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 30 - Foreign and domestic currency, continued

		Current liabilities
		UP TO 90 DAYS				91 DAYS TO 1 YEAR
		12-31-2008		12-31-2009		12-31-2008		12-31-2009
Current liabilities	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Short-term bank debt	Ch$	70,263	—	—	—	18,948,333	8,53%	8,809,308	2,21%
Short-term bank debt	USD	6,292,376	5,89%	4,058,247	0,89%	20,700,593	4,82%	5,110,540	4,29%
Short-term bank debt	UF	—	—	—	—	7,072,063	2,57%	—	—
Short-term bank debt	EUR	259,340	—	—	—	2,155,076	6,09%	—	—
Short-term bank debt	ARS	2,266,034	28.41%	743,208	16.30%	—	—	2,350,093	15,67%
Current maturities of long-term bank debt	UF	116,788	4,85%	—	—	—	—	1,047,959	4,85%
Current maturities of long-term bank debt	Ch$	2,241,671	5,22%	—	—	3,512,388	6,05%	—	—
Current maturities of long-term bank debt	ARS	607,068	15,73%	—	—	2,040,891	11.07%	—	—
Current maturities of long-term bank debt	USD	94,296	4,36%	2,665,766	—	1,278,962	3,93%	2,752,996	4,54%
Current maturities of long-term bank debt	UF	45,195	5.88%	688,886	5.88%	134,261	5,88%	—	—
Bonds payable	UF	—	—	—	—	1,574,463	—	7,906,714	—
Current portion of long-term debt due to banks and financial institutions	ARS	75,559	15,78%	60.536	15,78%	191,280	15,78%	163,701	15,78%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 30 - Foreign and domestic currency, continued

		Current liabilities
		UP TO 90 DAYS				91 DAYS TO 1 YEAR
		12-31-2008		12-31-2009		12-31-2008		12-31-2009
Current liabilities	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Dividends payable	Ch$	1,767,573	—	85,143	—	—	—	1,857,699	—
Accounts payable	Ch$	29,209,863	—	29,321,573	—	—	—	—	—
Accounts payable	ARS	1,970,765	—	1,618,853	—	—	—	—	—
Accounts payable	USD	447,711	—	326,893	—	—	—	—	—
Accounts payable	EUR	236,876	—	68,743	—	—	—	—	—
Accounts payable	GBP	8,287,966	—	4,154,959	—	—	—	—	—
Accounts payable	UF	3,555,405	—	—	—	—	—	—	—
Accounts payable	CAD	63	—	59	—	—	—	—	—
Accounts payable	SEK	—	—	714,881	—	—	—	—	—
Accounts payable	NOK	—	—	105,400	—	—	—	—	—
Accounts payable	REAL	879,671	—	3,415,452	—	—	—	—	—
Notes payable	Ch$	15,907	—	—	—	—	—	—	—
Notes payable	REAL	—	—	9,030	—	—	—	—	—
Notes payable	ARS	2,647,960	—	2,669,636	—	—	—	—	—
Notes payable	USD	445,685	—	152,048	—	—	—	—	—
Notes payable	CAD	—	—	16,106	—	—	—	—	—
Notes payable	EUR	357,165	—	152,103	—	—	—	—	—
Notes payable	SEK	8,966	—	—	—	—	—	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 30 - Foreign and domestic currency, continued

		Current liabilities
		UP TO 90 DAYS				91 DAYS TO 1 YEAR
		12-31-2008		12-31-2009		12-31-2008		12-31-2009
Current liabilities	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Notes and accounts payable to related companies	Ch$	3,537,408	—	2,479,224	—	—	—	—	—
Other accounts payable	Ch$	351,266	—	520,179	—	—	—	—	—
Other accounts payable	USD	799,748	—	281,748	—	—	—	—	—
Other accounts payable	CAD	144,312	—	15,784	—	—	—	—	—
Other accounts payable	EUR	744,390	—	54,351	—	—	—	—	—
Other accounts payable	UF	284,462	—	—	—	—	—	—	—
Other accounts payable	GBP	10,559	—	7,569	—	—	—	—	—
Other accounts payable	NOK	—	—	7,186	—	—	—	—	—
Other accounts payable	SEK	60	—	12,708	—	—	—	—	—
Other accounts payable	REAL	—	—	8,426	—	—	—	—	—
Accrued expenses	Ch$	5,531,440	—	14,296,527	—	—	—	—	—
Accrued expenses	CAD	1,411,446	—	867,413	—	—	—	—	—
Accrued expenses	USD	8,821,807	—	4,997,766	—	—	—	—	—
Accrued expenses	GBP	8,685,375	—	3,430,394	—	—	—	—	—
Accrued expenses	EUR	3,835,660	—	3,008,319	—	—	—	—	—
Accrued expenses	UF	375,007	—	144,590	—	—	—	—	—
Accrued expenses	ARS	729,940	—	1,780,991	—	—	—	—	—
Accrued expenses	NOK	—	—	88,030	—	—	—	—	—
Accrued expenses	SEK	—	—	236,767	—	—	—	—	—
Accrued expenses	REAL	7,315	—	679,030	—	—	—	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 30 - Foreign and domestic currency, continued

		Current liabilities
		UP TO 90 DAYS				91 DAYS TO 1 YEAR
		12-31-2008		12-31-2009		12-31-2008		12-31-2009
Current liabilities	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Withholdings	Ch$	2,126,492	—	2,235,972	—	—	—	—	—
Withholdings	CAD	5,539	—	5,278	—	—	—	—	—
Withholdings	USD	952,558	—	803,920	—	—	—	—	—
Withholdings	EUR	90,359	—	74,326	—	—	—	—	—
Withholdings	UF	6,306	—	6,454	—	—	—	—	—
Withholdings	GBP	966,442	—	—	—	—	—	—	—
Withholdings	CHF	—	—	20	—	—	—	—	—
Withholdings	SEK	—	—	2,109,809	—	—	—	—	—
Withholdings	NOK	—	—	1,324,553	—	—	—	—	—
Withholdings	ARS	473,133	—	445,477	—	—	—	—	—
Withholdings	REAL	20,455	—	605,530	—	—	—	—	—
Income taxes payable	Ch$	411,955	—	3,270,877	—	—	—	—	—
Income taxes payable	GBP	143,643	—	185,997	—	—	—	—	—
Income taxes payable	REAL	—	—	105,288	—	—	—	—	—
Income taxes payable	NOK	—	—	24,608	—	—	—	—	—
Income taxes payable	SEK	—	—	54,353	—	—	—	—	—
Income taxes payable	ARS	94,878	—	—	—	—	—	—	—
Deferred revenue	Ch$	898,270	—	—	—	—	—	—	—
Deferred revenue	USD	754,671	—	12,694	—	—	—	—	—
Deferred revenue	ARS	12,618	—	—	—	—	—	—	—
Other current liabilities	Ch$	80,707	—	—	—	—	—	—	—
Other current liabilities	USD	110,152	—	—	—	—	—	—	—
Other current liabilities	EUR	15,185	—	—	—	—	—	—	—
Total current liabilities

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 30 - Foreign and domestic currency, continued

		UP TO 90 DAYS				91 DAYS TO 1 YEAR
		12-31-2008		12-31-2009		12-31-2008		12-31-2009
Current liabilities	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
	Ch$	46,242,815		52,209,495		22,460,721		10,667,007
	USD	18,719,004		13,298,504		21,979,555		7,863,536
	UF	4,383,163		1,788,915		9,828,746		7,906,714
	EUR	5,538,975		3,357,842		2,155,076		—
	GBP	18,093,985		7,778,919		—		—
	ARS	8,877,955		7,318,701		2,232,171		2,513,794
	CAD	1,561,360		904,640		—		—
	REAL	907,441		4,822,756		—		—
	SEK	9,026		3,128,518		—		—
	NOK	—		1,549,777		—		—
	CHF	—		20		—		—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 30 - Foreign and domestic currency, continued

		Long-term liabilities as of December 31, 2009
		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
Long-term liabilities	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Long-term public debt	UF	3,695,804	16.00%	4,927,736	—	12,319,341	—	17,247,077	—
Long-term bank debt	USD	17,494,950	2.18%	1,825,560	2,18%	—	—	—	—
Long-term bank debt	EUR	726,820	—	—	—	—	—	—	—
Long-term bank debt	GBP	2,891,440	—	—	—	—	—	—	—
Long-term bank debt	ARS	413,796	16,00%	—	—	—	—	—	—
Long-term accrued expenses	ARS	554,664	15,78%	—	—	—	—	—	—
Amount payable to related companies	UF	1,644,255	—	—	—	—	—	—	—
Long-term accrued expenses	Ch$	—	—	1,633,926	—	—	—	—	—
Long-term deferred taxes	Ch$	4,230,080	—	13,811	—	33,376	—	9,337,054	—
Total long-term liabilities
	UF	5,360,059		4,927,736		12,319,341		17,247,077
	USD	17,494,950		1,825,560		—		—
	Ch$	4,230,080		1,647,737		33,376		9,337,054
	EUR	726,820		—		—		—
	GBP	2,891,440		—		—		—
	ARS	968,460		—		—		—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 30 - Foreign and domestic currency, continued

		Long-term liabilities as of December 31, 2009
		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
Long-term liabilities	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Long-term bank debt	UF	7,335,707	4.85%	—	—	—	—	—	—
Long-term bank debt	USD	11,468,099	3.97%	4,477,044	4.36%	—	—	—	—
Long-term bank debt	ARS	3,067,430	12.84%	—	—	—	—	—	—
Other long-term accounts payable	UF	4,931,568	3.90%	4,931,568	3.90%	12,328,918	3.90%	18,493,376	3.90%
Long-term accrued expenses	UF	93,648	5.88%	—	—	—	—	—	—
Long-term accrued expenses	ARS	635,024	15.78%	379,755	15.78%	—	—	—	—
Amount payable to related companies	UF	725,388	—	369,132	—	604,545	—	203,388	—
Long-term accrued expenses	Ch$	—	—	—	—	1,573,128	—	—	—
Long-term deferred taxes	Ch$	5,070,974	—	12,298	—	29,722	—	9,144,888	—
Total long-term liabilities
	UF	13,086,311		5,300,700		12,933,463		18,696,764
	USD	11,468,099		4,477,044		—		—
	Ch$	5,070,974		12,298		1,602,850		9,144,898
	ARS	3,702,364		379,755		—		—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 31 - Sanctions

Chilean Superintendency of Securities and Insurance (SVS)

As of December 31, 2009, the Company and its subsidiaries, directors and/or managers have not been subject to any fines or sanctions by the Chilean Superintendence of Securities and Insurance.

From other administrative authorities

Viña Concha y Toro S.A.

On April 4, 2007, Viña Concha y Toro S.A. was notified by the Cordillera Communal Inspector’s Office of a fine for 27 Monthly Tax Units with respect of which the Company presented its administrative appeal to the charge through N.7903/07/027-1, internal control number 70002. The respective outcome is still pending.

On August 22, 2007, Viña Concha y Toro S.A. was notified by the Metropolitan Region Ministerial Regional Secretary’s Office of a fine of 150 Monthly Tax Units related to a breach of employees’ safety under internal control number 70014. The first instance verdict was unfavorable for the Company. However an appeal was filed. The audience for this appeal is still pending.

On August 20, 2007, Viña Concha y Toro S.A. was notified by the Communal Inspector’s Office of San Vicente de Tagua Tagua of a fine for 60 Monthly Tax Units with respect of which the Company presented its answer to the charge. A settlement was reached under No.3700/07/048-1. The sentence is pending notice to the Labor Inspectors’ Office for proper execution of the appeal.

On November 7, 2007, the Lontué Labor Inspector’s Office notified the Company of a fine for 27 Monthly Tax Units for a breach to the Labor Code, for which the Company filed an appeal for review under No.8042/07/113, internal control number 70021, presenting its response to the charge. The outcome is still pending.

On November 27, 2007, the Company was notified by the Livestock and Agricultural Service (SAG) of a fine for 10 Monthly Tax Units against which the Company presented an appeal under No.8042/07/113, internal control number 70019. The outcome is still pending.

On January 11, 2008, the Ministerial Regional Secretary’s Office of the Metropolitan Region notified the Company of a fine for 200 Monthly Tax Units for which the Company had filed a complaint. This fine was paid on January 17, 2008 and the Company requested the consignment of its total amount in conformity with the Chilean laws.

On March 6, 2009, the Company was notified by the Livestock and Agricultural Service (SAG) through N056 of a summoning for the San Ignacio farm under internal control number 90029. The resolution is pending.

On April 2, 2009, the Company was notified by the Livestock and Agricultural Service (SAG) of a fine of 7 Monthly Tax Units against a warehouse located in Curicó under journal No.21232/09, internal control number 90026. The resolution is pending.

On April 9, 2008, the Company was notified by the Provincial Labor Inspector’s Office of Valparaíso of a fine for 40 Monthly Tax Units in respect to which the Company presented the respective answer to the charge by December 17, 2008. Internal control number 70001. Certain observations to the evidence presented were filed. The sentence is still pending.

On May 15, 2008, the Company was notified of a summoning according to N.260. The answer to this charge was provided on May 23, 2008, journal 80012. The resolution is pending.

On May 14, 2008, the Company was notified by the Labor Inspector’s Office of San Fernando of a fine for 60 Monthly Tax Units of which it paid a third on the date at which it filed the related complaint because the fine is not applicable based on the Company’s opinion. The outcome is still pending.

On May 18, 2009, the Company was notified by the Labor Inspector’s Office of Viña del Mar of a fine for 14 Monthly Tax Units, which is in process under No. N.8218/09/48-1,2,4,5 and 6, internal control number 090015. The outcome is still pending.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 31 – Sanctions, continued

On June 9, 2008, the Company was notified by the Provincial Labor Inspector’s Office of Cauquenes of a fine of 41 Monthly Tax Units for which the respective answer to the charge was presented. A report of a drop in the fine to 24.6 Monthly Tax Units was received. A legal complaint was filed.

On June 18, 2008, the Company was notified by the Provincial Labor Inspector’s Office of Limarí of a fine of 55 Monthly Tax Units for respect of which the respective answer to the charge was filed, internal control number 80010. The resolution is pending.

On July 10, 2008, the Company was notified by the Provincial Labor Inspector’s Office of Talca of a fine for 90 Monthly Tax Units. A complaint was filed on August 8, 2008, internal control number 80016. The resolution is pending.

On July 31, 2008, the Company was notified by the Provincial Labor Inspector’s Office of Ovalle per Resolution 7956/08/16 of a fine of 40 Monthly Tax Units for which the respective answer to the charge was presented. The case is at evidentiary stage.

On September 30, 2008, the Company was notified by the Communal Labor Inspector’s Office of Molina of a fine for 67 Monthly Tax Units per Journal 8042/08/56. Internal control number 080027.

On September 29, 2008, the Company was notified by the Livestock and Agricultural Service (SAG) of a fine for 30 Monthly Tax Units related to the Quinta de Maipo farm for which the respective appeal for administrative reconsideration was presented and is recorded under Internal control number 80029. The SAG is currently investigating background information related to this case and the Company is awaiting the final resolution.

On August 29, 2008, the Regional Secretariat of the Ministry of Health (Seremi) of the O’Higgins Region of Chile issued Sentence No. 2913, which contemplates a fine for 500 Monthly Tax Units, which was received and the respective legal complaint was filed. This is recorded under Internal control number 80030 for which evidence was established and the related notice was required.

On September 1, 2008, the Company was notified by the Livestock and Agricultural Service (SAG) of a fine to the San Javier farm of 50 Monthly Tax Units per Journal No.8925/08. Internal control number 90024. The legal complaint process is in progress.

On September 11, 2008, the Company was notified by the Livestock and Agricultural Service (SAG) of a fine to the San Ignacio farm of 50 Monthly Tax Units per Journal N.9513/08. Internal control number 90025. The legal complaint process is in progress.

On September 29, 2008, the Company was notified by the Cordillera Labor Inspector’s Office through Resolution 4124/08/57 issued in the Pirque plant, of an amount of 40 Monthly Tax Unit, of which a third of the fine was paid for consignation on October 23, 2008. The internal control number is 80031. A hearing was schedule for June 16, 2009, however, the file was lost at the Court. A new hearing was set for September 8, 2009, but a resolution was pending. On November 26, 2009, the hearing was conducted and testimonies were recorded. The summoning for the hearing is still pending.

On September 29, 2008, the Company was notified by the Limarí Provincial Labor Inspector’s Office of a fine of 40 Monthly Tax Units for the Los Acacios farm per Resolution 7956/08/23. The respective answer to the charge was presented. The internal control number is 80032. On August 10, 2009, the Inspector’s Office filed an appeal on the initial favorable outcome. On August 25, 2009, the case was heard at the Court La Serena, and on November 16, 2009, the Court heared the allegations and confirmed the favorable verdict. The Company is awaiting that the case is heard at the Supreme Court.

On September 5, 2008, the Company was notified by the Cordillera Provincial Inspector’s Office of a fine of 60 Monthly Tax Unit for the Pirque plant. This case was considered and there will be no legal complaint. The payment of this fine is pending.

On September 5, 2008, the Company was notified by the Livestock and Agricultural Service (SAG) of a fine of 20 Monthly Tax Units. A request for administrative reconsideration was filed.

On November 17, 2008, the Company was notified by the San Vicente Labor Inspector’s Office of a fine of 140 Monthly Tax Units per Resolution 3700/08/069-1,2,3; internal control number 80038. The complaint was filed and the resolution is pending.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 31 - Sanctions continued

On November 26, 2008, the Company was notified by the Cardenal Caro Labor Inspector’s Office of Cardenal Caro a fine of 40 Monthly Tax Units filed against the Ucuquer farm per Resolution No. 8219/08/26, internal control number 80045. The complaint was filed with the respective Labor Inspector’s Office and the resolution is still pending.

On December 1, 2008, the Company was notified by the Provincial Labor Inspector’s Office of San Vicente of a fine of 120 Monthly Tax Units charged and issued against the Rucahue farm per Resolution 3700/08/070-1/2, internal control number 80042. The evidence stage commenced and the hearing was set on December 30, 2009. The notice is pending.

On September 11, 2008, the Company was notified through record N0263 by the Livestock and Agricultural Service (SAG) of a fine,internal control number 80043. The legal complaint was filed and a resolution is pending.

On February 4, 2009, the Company was noticed by the Labor Inspector’s Office of Curico, of a fine of Monthly Tax Units in progress. Record N.8063/09/11,internal control number 90006. A legal complaint has been filed and the notice of the sentence is still pending

On August 29, 2008, the Company was noticed by the Regional Secretariat of the Ministry of Health (Seremi) of the O’Higgins Region of Chile of a fine of 800 Monthly Tax Units. The fine was reduced to 200 Monthly Tax Units and it was paid on February 23, 2009, record N.2811 from fine 70017, internal control number 90007.

On July 7, 2009, the Company was noticed by the Labor Inspector’s Office of Curico, of a fine of 240 Monthly Tax Units. internal control number 90020. A request for administrative reconsideration was filed. The resolution is pending.

On August 5, 2009, the Company was noticed by the Limarí Provincial Labor Inspector’s Office of a fine of 80 Tax Unit against El Trapiche farm internal control number 90030. A request for administrative reconsideration was filed. The resolution is pending.

On June 19, 2009, the Company was noticed by the Talca Provincial Labor Inspector’s Office of a fine of 32 Monthly Tax Units against the Santa Raquel farm, internal control number 90037. A request for administrative reconsideration was filed. The resolution is pending.

On July 6, 2009, the Company was noticed by the Regional Secretariat of the Ministry of Health (Seremi) of the Maule Region of a fine of 5 Monthly Tax Units imposed against the Lourdes farm, internal control number 90038. This fine was paid on September 2009.

On October 20, 2009, the Company was noticed by the Maipu Community Labor Inspector’s Office of a fine of 140 Monthly Tax Units, internal control number 90044. A legal complaint has been filed.

Viña Cono Sur S.A.

On January 7, 2009, the Company was noticed by the Regional Secretariat of the Ministry of Health (Seremi) of the O’Higgins Region of a fine of 80 Monthly Tax Units Journal No.99/09. On January 13, 2009, the allegations were presented and on May 14, 2009, an unfavorable sentence was provided. An appeal for reconsideration was filed.internal control number 090019. The resolution is pending.

On August 29, 2008, the Company received resolution 7816/08/52 from the San Antonio Provincial Labor Inspector’s Office of a fine of 15 Monthly Tax Units for which the related justification of the defense was presented. A resolution is still pending and a request for administrative reconsideration was presented.

On September 3, 2009, the Company was noticed by the San Antonio Provincial Labor Inspector’s Office of a fine of 26 Minimum Monthly Revenue. Internal control number 90047. The justification of the defense was presented and a resolution is still pending.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 31 - Sanctions continued

Comercial Peumo Ltda.

On July 28, 2008, the Company was noticed by the Talca Labor Inspector’s Office through resolution 3820/08/05 of a fine of 1 Minimum Monthly Revenue, internal control number 80019. The related justification of the defense was presented.

On September 30, 2008, the Company received a notice for a lawsuit in the Fourth Court of Talca for a fine in the amount of Ch$10,520,3587 plus interest and adjustments for the unjustified dismissal of José Antonio Neira Rojas. The case is at the evidentiary stage.

On December 10, 2008, the Company was notified by the Livestock and Agricultural Service (SAG) of a fine issued for the commercialization of a product not registered in the Registry of Alcoholic Beverage. The respective answer to the charge was presented. The resolution is pending.

On March 3, 2008, the Company was noticed by the Livestock and Agricultural Service (SAG) of a fine of 10 Monthly Tax Units under journal N.232/08, internal control number 80003. A request for administrative reconsideration was presented with the National Director. The resolution is pending.

On March 19, 2009, the Company was noticed by the Cordillera Labor Inspector’s Office of a fine of 270 Monthly Tax Units and despite the fact that the plaintiff waived the lawsuit, the fine is still applicable. The Company filed a request for reconsideration of time and form. The notice is pending. Internal control number 90009.

On June 9, 2009, the Company was noticed by the Puerto Montt Provincial Labor Inspector’s Office of an administrative fine of 213 Monthly Tax Units, internal control number 90022. The resolution is pending.

Note 32 - Subsequent events

On February 27, 2010, and earthquake struck the south-central region of Chile knocking down buildings insfractucture, utilities and triggering a tsunami, among other damages. As a result of the earthquake, many of the Company’s warehouses, located in Peumo, Pencahue and Lontué suffered loss of their bulk wine and finished products for an aggregate loss of 22.8 million liters.

By March 31, 2010, the Company recognized in their financial statements an amount of ThCh$14,667,629 related to impaired inventories and expenses incurred through that date related to clean up activities, debris disposal, asset repair,and other expenses incurred for the mitigation of losses resulting from business interruption. These amounts are duly covered by insurance policies and were recorded as receivables. This amount does not include amounts related to the disposal of property, plant and equipment. The Company is currently working in the process of classification of those assets which will be ultimately disposed of. The Company maintains insurance policies against earthquake and related effects at all risks covering the total sum of those impaired assets including damages from business interruption. The compensation limit for both physical goods and assets and damages from business interruption amount to a total of UF 20,417,917. These insurance policies contemplate a deductible amount of 2% of the amount insured by location with a maximum amount of UF 10,000 and maximum term of 10 days for damages from business interruption.

At the Board of Directors’ Meeting of April 26, 2010, the directors agreed to distribute with a charge to net income for 2009, a final dividend No. 239 of Ch$16.20 per share which will be paid on May 14, 2010 (this amount is added to those dividends distributed as provisional dividends, with a charge to net income for 2009, Nos. 236 and 237 for an amount of Ch$2.50 per share for each paid on September 30 and December 30, 2009, respectively, and dividend No. 238 for Ch$2.50 per share paid on March 31, 2010).

At the same meeting, the directors agreed to maintain the Dividend Policy whereby the Company distributes 40% of net income. In line with this, the Board of Directors communicated its intent to distribute with a charge to net income obtained during 2010, dividends Nos. 240, 241 and 242 of Ch$3.00 each, which will be paid as provisional on September 30, 2010 (dividend No. 240), and December 29, 2010 (dividend No. 241) and March 31, 2011 (dividend No. 242). The payment of these provisional dividends depends on the Company’s cash available for this purpose. A fourth dividend will be paid, if required, to complete 40% of net income for 2010 at a date to be determined by the shareholders at the General Shareholders’ Meeting to be held in 2011.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 32 - Subsequent events, continued

The Company has evaluated subsequent events from the balance sheet date through the date of issuance of the Chile GAAP consolidated financial statements and determined there are no other items to disclose.

Note 33 - Environment

During 2008 and 2009, the Company invested and disbursed funds destined, directly or indirectly, to the improvement of environmental conditions in compliance with certain local water use regulations. The detail of these disbursements is as follows:

Investments

	As of December 31,
	2008	2009
	ThCh$	ThCh$
Water treatment plants	4,465	—

Expenses

	As of December 31,
	2008	2009
	ThCh$	ThCh$
Maintenance and supplies of water treatment plants	607,351	579,900

As of December 31, 2009, the net balance of assets designated to the improvement of the environment amounts to ThCh$2,672,145 (ThCh$2,896,084 in 2008), which is presented under buildings and infrastructure and machinery and equipment.

Note 34- Prepaid Expenses

The detail of these is as follows:

	As of December 31,
	2008	2009
	ThCh$	ThCh$
Next harvest expenses	12,427,612	10,360,615
Prepaid rent	727,653	1,690,519
Other prepaid expenses	110,270	7,042
Total	13,265,535	12,058,176

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 35 - Sales

The detail of sales is as follows:

	For the year ended as of December 31,
	2007	2008	2009
	ThCh $	ThCh $	ThCh $
Sale of wine	292,269,829	301,268,644	330,253,980
Sale of bottling services	1,292,661	1,500,008	1,951,561
Sale of other products	10,504,587	11,987,280	21,389,197
Total sales	304,067,077	314,755,932	353,594,738

Note 36 – Adoption of International Financial Reporting Standards

In conformity with SVS Circulars No.’s 427 dated December 28, 2007 and 485 dated November 19, 2008 on the process for adopting International Financial Reporting Standards (IFRS), the Company has decided to present its financial statements in 2009 as proforma financial statements (not comparative to 2008 financial statements).

Consequently, for year 2009 the Company maintained the presentation of financial statements under local accounting standards during the entire year 2009 and fully implemented IFRS in 2010, with year 2009 as the first year of adoption for IFRS. For statutory purposes, the Company prepared and filed with the local regulator pro-forma IFRS financial statements where they estimated that the impact of implementing IFRS in 2009 would result on an increase of Chile GAAP earnings for the year ended December 31, 2009 and Chile GAAP equity as of December 31, 2009, by approximately ThCh$5,895,891 and ThCh$44,852,577, respectively and unaudited.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles

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

As allowed pursuant to items 17(c)(iv)(A) of the Securities Exchange Commission’s (SEC) rules, and rule 3-20 of the SEC’s regulation S-X, the reconciliation included herein of consolidated net income, comprehensive income and shareholders’ equity, as determined in accordance with US GAAP, does not include adjustments to eliminate the effect of inflation accounting under Chile GAAP.

	b)	Goodwill and intangible assets

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. For Chile GAAP, all intangible assets, including goodwill are assigned a useful life and are amortized on a straight-line basis. For US GAAP, goodwill is reviewed for impairment at least annually in accordance with the provisions of Financial Accounting Standards Board’s (FASB), Accounting Standards Codification (ASC) Topic 350, Intangibles – Goodwill and Other. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. The Company performs its annual impairment review of goodwill at December 1, and when a triggering event occurs between annual impairment tests.

The Company performed the annual impairment tests of goodwill required by the standard, and the tests did not result in any impairment. The effects of reversing goodwill amortization for Chile GAAP from January 1, 2002 are included in the reconciliation in paragraph 1l).

Additionally, for Chile GAAP purposes, all intangible assets are assigned a useful life and are amortized on a straight-line basis over their useful lives. The Company has determined that intangible assets pertaining to telephone line rights and water rights have indefinite lives for US GAAP purposes. Nonetheless, as the amortization expense for all years presented has not been significant, no reversal is presented in paragraph 1l).

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

c)	Investment in debt and equity securities

In accordance with accounting principles generally accepted in Chile, investment securities are stated at the lower of price-level restated cost or fair value. Gains are recorded only when realized. The investments which the Company holds are stated at price-level restated cost at December 31, 2007, 2008 and 2009. For US GAAP purposes, the Company’s portfolio of investment securities has been classified as available-for-sale and are recorded at fair value, in accordance with FASB ASC Topic 320 Investments – Debt and Equity Securities (“FASB ASC Topic 320”). Consequently, unrealized holding gains and losses net of related tax effects excluded from earnings and are reported as a separate component of equity in Other Comprehensive Income until realized. No other-than-temporary impairments were recorded for these available-for-sale investment securities for the years ended December 31, 2007, 2008, or 2009. The required disclosures for investments classified as available-for-sale in accordance with FASB ASC Topic 320 are shown in paragraph 2 d). The effect of this difference is included in the reconciliation of shareholders’ equity in paragraph 1l) below.

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

Under US GAAP, capitalization of interest on qualifying assets under construction is required, and corresponds to the amount of interest which could have been avoided had the construction projects not been entered into. Amounts capitalized under Chile GAAP related to foreign currency exchange gains and losses and the related monetary gain or loss on foreign currency borrowings for construction costs must be reversed.

Beginning in 1994, the Company began to capitalize interest for Chile GAAP purposes relative to qualifying assets (consisting principally of storage and aging containers and vineyards, which require 3 to 5 years to be ready for production) during the period that such assets are being constructed or prepared for productive use and in conformity with US GAAP treatment. Subsequently, the amount of interest capitalized each year has been the same for both US and Chile GAAP purposes. The adjustment included in paragraph 1l) below corresponds to the amount of capitalized interest for US GAAP purposes prior to 1994 and its associated amortization under the straight-line method based on the estimated useful lives of the related assets. Under Chile GAAP interest was never capitalized prior to 1994.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

f)	Deferred income taxes

Prior to December 31, 1999, deferred taxes were not recognized for Chile GAAP. Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chile Association of Accountants, recognizing through the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as “complementary”) asset and liability was recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary asset and liability is being amortized to income over the estimated reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates. For US GAAP purposes, deferred taxes were recognized on a comprehensive basis for all periods presented in accordance with FASB ASC Topic 805-740 Income Taxes. Therefore, the principal difference between Chile GAAP and US GAAP related to deferred taxes is the reversal of the amortization of the complementary deferred tax asset and liability accounts recorded under Chile GAAP.

Additionally, the Company has recognized the deferred tax effect related to other US GAAP adjustments that give rise to temporary differences. The effect of accounting for deferred taxes under US GAAP is included in the reconciliation of consolidated net income and shareholders’s equity in paragraph 1l) below.

g)	Provision for restructuring

In prior years, the Company had made a provision for restructuring principally related to one-time termination benefits. Under Chile GAAP, these costs may be recognized once the approval of the Board of Directors has taken place. Under US GAAP, this provision did not meet the requirements under FASB ASC Topic 712 Compensation – NonretirementPostemployment Benefits related to communication to the designated employees. The provision is therefore reversed in the net income and shareholders’ equity reconciliation from Chile GAAP and then recorded as expense under US GAAP when it qualifies as an incurred cost as per US GAAP (paragraph 1l).

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

The following represents accumulated other comprehensive income balance, net of taxes, for the years ended December 31, 2007, 2008 and 2009:

	Year ended December 31, 2007
	Holding unrealized gains (losses)	Tax effect	CTA(1)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	253,843	(43,153)	(3,217,000)	(3,006,310)
Reclassification to earnings from sale of shares	(45,980)	7,817	—	(38,163)
Earnings effect for foreign net investment (Note 1 i)	—	—	(1,131,838)	(1,131,838)
(Debit) credit for the year in available-for-sale securities	(31,583)	5,369	—	(26,214)
Ending balance	176,280	(29,967)	(4,348,838)	(4,202,525)

	Year ended December 31, 2008
	Holding unrealized gains (losses)	Tax effect	CTA(1)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	176,280	(29,967)	(4,348,838)	(4,202,525)
Earnings effect for foreign net investment (Note 1 i)	—	—	2,213,507	2,213,507
(Debit) credit for the year in available-for-sale securities	(69,017)	11,733	—	(57,284)
Ending balance	107,263	(18,234)	(2,135,331)	(2,046,302)

	Year ended December 31, 2009
	Holding unrealized gains (losses)	Tax effect	CTA(1)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	107,263	(18,234)	(2,135,331)	(2,046,302)
Earnings effect for foreign net investment (Note 1 i)	—	—	665,084	665,084
(Debit) credit for the year in cash-flow hedges (Note 1 i)	11,081,476	(1,883,851)	—	9,197,625
(Debit) credit for the year in available-for-sale securities	(185,668)	31,564	—	(154,104)
Ending balance	11,003,071	(1,870,521)	(1,470,247)	7,662,303

(1)
Reflects the effect of exchange losses for the net investment hedge in Bodegas ViñedosTrivento S.A for Argentina purposes on the comprehensive income at the beginning of each period, adjusted to constant pesos of December 31, 2007, 2008 and 2009.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

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

Under US GAAP, the Company accounts for derivatives and hedging activities in accordance with FASB ASC Topic 815, Derivatives and Hedging, which requires entities to recognize all derivative instruments as either assets or liabilities on the balance sheet at their respective fair values. For derivatives designated in hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings.

The Company only enters into derivative contracts that it intends to designate as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. The Company also formally assesses, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, the cash flow hedge is dedesignated because a forecasted transaction is not probable of occurring, or management determines to remove the designation of the cash flow hedge. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income related to the hedging relationship.

The Company enters into forward foreign exchange contracts in order to hedge its risk against exchange rate fluctuations. Such fluctuations in exchange rates are correlated with our wine sales denominated in foreign currencies. Under Chile GAAP, all unrealized fair value fluctuations of the derivatives have been deferred. Under US GAAP, such contracts for 2007 and 2008 were not designated as hedges, therefore all fair value fluctuations of the derivatives were recorded through earnings. However for 2009, the Company had designated and documented the contracts as cash flow hedges, therefore the effective portion attributable to the fair value changes of the derivatives are recorded through equity.

Additionally, the Company entered into a hedge of its net investment in Argentina in 2004. Under Chile GAAP the documentation requirements for this hedge were met. Under US GAAP, specifically, as the Company had not detailed how the hedging instruments’ effectiveness in offsetting the change in fair value would be assessed, the designation of the net investment as a hedge under US GAAP did not qualify.

The reconciliations’ of the Company’s shareholders’ equity and net income as of and for the year ended December 31, 2007, 2008, and 2009 in paragraph 1l include the adjustments for differences in derivative treatment mentioned above.

j)	Dividends

The Company has a legal obligation to declare and pay dividends equal to at least 30% of consolidated net income as determined in accordance with Chile GAAP. Accordingly, an adjustment was made in the accompanying US GAAP stockholders’ equity reconciliation in paragraph 1l) to recognize as dividends the difference between the dividends recorded as provisional dividends under Chile GAAP and the minimum dividend requirement.

k)	Noncontrolling interests

Under Chile GAAP, the ownership interests in subsidiaries held by parties other than the parent, is referred to as minority interest and is accounted and presented as an item between liabilities and equity in the consolidated balance sheets and as part of net income in the consolidated statements of income. Before 2009, this was consistent with US GAAP as per Accounting Research Bulletin No. 51 Consolidated Financial Statements. However, on January 1, 2009, the Company adopted FASB Statement 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (ASC Topic 810 Consolidation) which requires certain changes to the presentation of the financial statements. This amendment requires noncontrolling interests (previously referred to as minority interest) to be classified in the consolidated statements of income as part of consolidated net earnings and to include the accumulated amount of noncontrolling interests in the consolidated balance sheets as part of equity. Also, this amendment establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss reported in net earnings.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

The reconciliations’ of the Company’s shareholders’ equity and net income as of and for the year ended December 31, 2007, 2008, and 2009 in paragraph 1l include the effects of the differences on presenting noncontrolling interests.

l)	Effects of conforming to US GAAP

The following is a reconciliation of consolidated net income under Chile GAAP to the corresponding US GAAP amounts:

	Years ended December 31,
	2007	2008	2009
	ThCh$	ThCh$	ThCh$
Net income under Chile GAAP	36,236,875	34,343,398	44,160,442
Reversal of goodwill amortization (par. 1 b)	83,888	83,888	83,888
Reversal of additional depreciation of revaluation by technical appraisal (par. 1 d)	15,150	15,170	14,187
Depreciation on capitalized interest (par. 1 e)	(53,361)	(53,362)	(49,000)
Deferred taxes (par. 1 f)	233,286	235,557	36,997
Deferred tax effect of US GAAP adjustments (par. 1 f)	27,545	30,818	8,330
Foreign net investment effect (par. 1 i)	1,054,850	(2,213,507)	(665 ,084)
Provision for restructuring (par. 1 g)	(108,667)	(128,577)	—
Net income attributable to Chile GAAP minority interest (par. 1 k)	9,292	23	8
Net income attributable to shareholders of the Company under US GAAP	37,498,858	32,313,408	43,589,768
Net loss attributable to noncontrolling interests under US GAAP	(9,292)	(23)	(8)
Net income under US GAAP	37,489,566	32,313,385	43,589,760
Other comprehensive income attributable to the shareholders of the Company under US GAAP:
Unrealized holding losses on available-for-sale securities, net of taxes (par. 1 c)	(72,194)	(57,284)	(154,104)
Unrealized holding gains on cash flow hedges, net of taxes (par. 1 i)	—	—	9,197,625
Foreign net investment effect (par. 1 i)	(1,131,838)	2,213,507	665,084
Total comprehensive income attributable to the shareholders of the Company under US GAAP:	36,294,826	34,469,630	53,298,373
Total comprehensive loss attributable to noncontrolling interests under US GAAP	(9,292)	(23)	(8)
Total comprehensive income under US GAAP	36,285,534	34,469,607	53,298,365

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

The following is a reconciliation of consolidated shareholders’ equity differences under Chile GAAP to the corresponding amounts under US GAAP:

	As of December 31,
	2008	2009
	ThCh$	ThCh$

Shareholders’ equity under Chile GAAP	257,041,810	307,408,920
Reversal of goodwill amortization (par. 1 b)	633,776	717,664
Investment securities (par. 1 c)	107,263	(78,405)
Revaluation of technical appraisal, cost (par. 1 d)	(3,738,881)	(3,712,530)
Accumulated depreciation - technical appraisal (par. 1 d)	1,450,816	1,439,992
Capitalized interest (par. 1 e)	1,310,540	1,310,540
Accumulated depreciation on capitalized interest (par. 1 e)	(939,839)	(988,839)
Deferred taxes (par.1 f)	(1,720,295)	(1,683,298)
Deferred tax effect of US GAAP adjustments (par. 1 f)	(118,551)	(1,994,072)
Minimum dividend (par. 1 j)	(4,659,145)	(7,687,669)
Cash flow hedges (par.1 i)	—	11,081,476
Provision for restructuring (par. 1 g)	219,396	219,396
Equity attributable to shareholders of the Company under US GAAP	249,586,890	306,033,175
Equity attributable to noncontrolling interests under US GAAP	7	(4)
Equity under US GAAP	249,586,897	306,033,171

The following summarizes the changes in equity attributable to the shareholders of the Company under US GAAP during the years ended December 31, 2007, 2008 and 2009:

	2008	2009
	ThCh$	ThCh$
Balance as of January 1	229,280,847	249,586,892
Dividends paid	(8,616,314)	(8,802,651)
Provisional dividends	(5,643,874)	(5,543,984)
Capital increase	—	20,544,557
Mandatory dividends, previous date	4,742,469	4,659,145
Mandatory dividends, closing date	(4,659,145)	(7,709,149)
Unrealized holding losses on available-for-sale investments, net of taxes	(43,985)	(154,104)
Foreign net investment effect	2,213,507	665,084
Unrealized holding gains on cash flow hedges, net of taxes	—	9,197,625
Net income per US GAAP	32,313,385	43,589,760
Balance as of December 31	249,586,890	306,033,175

The changes in equity attributable to noncontrolling interests for the years ended December 31, 2007, 2008 and 2009 were not significant.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

2.	Additional disclosure requirements

The following disclosures of information are not generally required for presentation in the financial statements under Chile accounting principles, but are required or recommended under US GAAP.

	a)	Nature of operations and concentrations

Viña Concha y Toro S.A. is a vertically-integrated company engaged principally in the production and sale of wine. The Company’s wines are sold in over 135 countries. Foreign operations’ sales for 2007, 2008 and 2009 represented 80.50%, 81.03%, and 79.30% of total sales for each year, respectively, and domestic sales for 2007, 2008 and 2009 represented 19.50%, 18.97%, and 20.7% of total sales for each year, respectively. Foreign operations’ sales are denominated in foreign currencies.

	b)	Earnings per share

The following disclosure of net income per share information is not required for presentation in the financial statements under Chile GAAP but is required under US GAAP. Earnings per share are determined by dividing consolidated net income by the weighted average number of total shares outstanding.

	Years ended December 31,
	2007	2008	2009
	Ch$, except share data
Basic and diluted earnings per share (based on Chile GAAP ) (1)	50.39	47.75	59.12
Basic and diluted earnings per share (based on US GAAP) (1)	52.13	44.93	58.35
Weighted average number of total shares outstanding	719,170,735	719,170,735	747,005,982

(1)           Basic and diluted earnings per share have been calculated by dividing net income by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or common stock equivalents. Consequently, there are no potentially dilutive effects on the earnings of the Company.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

c)	Fair value disclosures

(i)	Disclosures about fair value of financial instruments:

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2009 and 2008. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date:

	Chile GAAP carrying amount 2009	Estimated fair value 2009	Chile GAAP carrying amount 2008	Estimated fair value 2008
	ThCh$	ThCh$	ThCh$	ThCh$
Assets:
Cash and cash equivalents	6,992,174	6,992,174	3,859,018	3,859,018
Investment securities	498,204	419,799	357,004	464,266
Short-term accounts receivable (net)	94,993,821	94,993,821	101,213,147	101,213,147
Notes receivable (net)	3,560,233	3,560,233	2,618,495	2,618,495
Other receivables (net)	4,436,639	4,436,639	4,158,735	4,158,735
Derivative instruments (net carrying amount)	12,060,594	12,060,594	2,342,363	2,342,363
Liabilities:
Short-term and long-term bank debt	49,842,724	50,491,264	95,052,291	92,777,386
Commercial paper	5,113,400	5,115,794	—	—
Bonds payable	40,983,272	40,761,459	42,259,893	38,412,917
Dividends payable	1,942,842	1,942,842	1,767,573	1,767,573
Short-term accounts payable	39,726,813	39,726,813	44,588,320	44,588,320
Notes payable	2,998,923	2,998,923	3,475,683	3,475,683
Other accounts payable	1,462,037	1,462,037	3,443,224	3,443,224

The fair values of the financial instruments shown in the previous table as of December 31, 2008 and 2009 represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

-
Cash and cash equivalents, short-term accounts receivable, notes receivable, other receivables, dividends payable, short-term accounts payables, notes payable and other accounts payable: carrying amounts approximate the fair value due to their relatively short-term nature.

-	Investment securities: estimations of fair value are based on quoted market prices at the reporting date multiplied by the quantity held.

-
Bank debt, commercial paper, and bonds payable: The fair value of bank debt and commercial paper is based on rates currently available and quoted to the Company for debt with similar terms, risks and remaining maturities. The fair value of bonds payable, including current portion, is estimated based on the quoted market prices of UF-denominated bonds. If quoted market prices are not available, the fair value is determined by discounting the future cash flows of each instrument at rates that reflect, among other things, market interest rates and the Company’s credit standing. In determining an appropriate spread to reflect its credit standing, the Company considers yields of other long-term debt offered by the Company, and interest rates currently offered to the Company for similar debt instruments of comparable maturities by banks that regularly compete to provide financing to the Company.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

-
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

(ii) Fair value hierarchy:

On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standard No. 157, Fair Value Measurements (included in ASC Topic 820, Fair Value Measurements and Disclosures), for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

On January 1, 2009, the Company adopted the provisions of ASC Topic 820 (Statement 157) to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company concluded that the adoption of the mentioned provisions did not have an effect on its financial statement disclosures.

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

The following table presents assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value and items for which the fair value option has been elected) at December 31, 2008 and 2009, in ThCh$:

	USGAAP Fair Value Measurement at Reporting Date Using
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Derivatives	$2,342,363	—	2,342,363	—
Investment securities	$464,266	464,266	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

	USGAAP Fair Value Measurement at Reporting Date Using
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Derivatives	$12,060,594	—	12,060,594
Investment securities	$419,799	419,799	—	—

d)	Available-for-sale securities

The following is a summary of available-for-sale securities:

	As of December 31, 2008
	Cost	Gross unrealized gains	Estimated fair value
	ThCh$	ThCh$	ThCh$
Available-for-sale securities:
Investments in equity securities	357,004	107,263	464,266

	As of December 31, 2009
	Cost	Gross unrealized losses	Estimated fair value
	ThCh$	ThCh$	ThCh$
Available-for-sale securities:
Investments in equity securities	498,204	(78,405)	419,799

Investment securities as defined under SFAS 115 are presented as investments in other companies (as described in Note 11) for Chile GAAP purposes.

e)	Useful life of property, plant and equipment

The Company’s property, plant, and equipment are being depreciated over the following useful lives:

Years
Plantations	15 to 20
Buildings and facilities	10 to 30
Wine storage equipment:
• Aging barrels (wood)	5 to 7
• Plastic vats	10 to 20
• Stainless-steel tanks	20
• Cement tanks	30
Machinery and equipment	3 to 20
Transportation equipment	4 to 6
Supplies (Containers – shipping and reusable storage)	3 years
Other fixed assets	5 to 8
Computer software	3 to 4
Leased assets	5

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

f)	Income taxes

A significant portion of income attributable to shareholders of the Company before income taxes, and the related income taxes are from Chile subsidiaries. Income tax expense recognized under US GAAP is as follows for each year presented:

	2007	2008	2009
	ThCh$	ThCh$	ThCh$
Charge for the period under Chile GAAP	8,688,454	8,892,209	8,706,180
US GAAP adjustments:
Deferred tax effect of applying SFAS 109	(233,286)	(235,557)	(36,997)
Deferred tax effect of US GAAP adjustments	(27,545)	(30,818)	(8,330)
Charge for the period under US GAAP	8,427,623	8,625,834	8,660,853

The Chile statutory tax rate in effect for each of the years presented was 17% for 2007, 2008 and 2009, respectively. The reconciliation of income tax expense as computed at the statutory income tax rate to the provision for income tax expense is as follows:

	2007	2008	2009
	ThCh$	ThCh$	ThCh$
Tax expense at statutory Chile tax rates	7,832,471	6,959,783	8,890,311
Increase (decrease) in statutory rates resulting from:
Non-deductible expenses	589,375	1,704,851	690,587
Non-taxable income	(94,394)	(138,862)	(1,618,917)
Other	100,170	100,062	698,872
Tax expense at effective tax rates	8,427,623	8,625,834	8,660,853

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

Significant components of the Company’s deferred tax assets and liabilities, under US GAAP, as of December 31, 2008 and 2009 are as follows:

	As of December 31, 2008			As of December 31, 2009
Temporary differences	SFAS No. 109 applied to Chile GAAP	SFAS No.109 applied to US GAAP adjustments	SFAS No. 109 US GAAP balance	SFAS No. 109 applied to Chile GAAP	SFAS No.109 applied to US GAAP adjustments	SFAS No.109 US GAAP balance
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Provision for doubtful accounts	231,121	—	231,121	208,074	—	208,074
Provision for obsolescence	552,040	—	552,040	514,438	—	514,438
Provision for vacations	230,947	—	230,947	303,725	—	303,725
Staff severance indemnities	267,248	—	267,248	277,619	—	277,619
Unrealized gains securities	298,479	(18,235)	280,245	760,666	(13,329)	747,337
Benefits for tax loss carryforwards	1,857,248	—	1,857,248	1,872,936	—	1,872,936
Leased assets	46,428	—	46,428	16,202	—	16,202
Recoverable taxes provision	44,720	—	44,720	45,773	—	45,773
Currency translation	-	—	-	566,386	—	566,386
Other	285,278	(37,297)	247,981	627,001	(37,297)	589,704
Total deferred tax assets	3,813,509	(55,532)	3,757,978	5,192,820	(50,626)	5,142,194
Derivatives	303,171	—	303,171	171,046	1,883,851	2,054,897
Production expenses	4,918,961	—	4,918,961	4,880,888	—	4,880,888
Fixed assets depreciation	10,745,124	63,019	10,808,144	11,212,738	54,689	11,267,427
Inventories	791,947	—	791,947	116	—	116
Other	229,533	—	229,533	846,693	—	846,693
Total deferred tax liabilities	16,988,736	63,019	17,051,756	17,111,481	1,938,540	19,050,021
Net deferred tax liabilities	(13,175,227)	(118,551)	(13,293,769)	(11,918,661)	(1,989,166)	(13,907,827)

The net current deferred tax asset as per US GAAP as of December 31, 2008 and 2009 amounted to ThCh$262,411 and ThCh$73,731, respectively. The net non-current deferred tax liability as per USGAAP as of December 31, 2008 and 2009 amounted to ThCh$13,556,180 and ThCh$13,981,558, respectively.

In July 2006, FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) was issued. FIN 48 is an interpretation of SFAS 109, and seeks to reduce the diversity in practice associated with certain aspects of recognition and measurement in accounting for income taxes. FIN 48 clarifies the accounting for income taxes by prescribing a minimum threshold a tax position is required to meet before being recognized in the financial statements, and provides guidance on recognition, classification, interest and penalties, and requires expanded disclosure with respect to the uncertainty in income taxes.

The Company adopted the provisions of FIN 48 on January 1, 2007, and there was no effect on the consolidated financial statements. As a result, the Company did not record any cumulative-effect adjustment related to adopting FIN 48. As of January 1, 2007, and for the 12-month periods ended December 31, 2007, 2008 and 2009 the Company did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recorded. The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits as a component of operating expenses. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

As of December 31, 2009, the Company has not recorded income taxes on undistributed earnings of its foreign subsidiaries amounting to approximately ThCh$7,762,000 since these earnings are intended to be indefinitely reinvested. A deferred tax liability may be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

g)	Shareholders’ equity

As of December 31, 2009, out of the authorized share capital of the Company, 142,000,000 were registered on the New York stock exchange through the American Depository Receipt (ADR) mechanism and The Bank of New York is considered the shareholder (according to Circular 1375 issued by the SVS on February 12, 1998, hereinafter “Circular 1375 SVS,” states that the depositary shall be the shareholder of record of the shares underlying the ADR).

Shareholders elected the members of the Board of Directors with each share having equal voting rights.

In accordance with Chile regulations, other reserves of ThCh$8,359,163 included in shareholders’ equity as of December 31, 2009, are not distributable as dividends.

h)	Lease commitments

The Company leases certain office space and office equipment under long-term leases which are accounted for as capital leases for both Chilean and US GAAP. Rentals are due in quarterly and monthly instalments through January 2012 and are stated in UF. The lease liabilities are recorded in other payables. The related future minimum lease payments as of December 31, 2009 will be follows:

Year ended December 31,	ThCh$

2010	415,087
2011	320,395
2012	320,395
Total future minimum lease payments	1,055,877
Interest	(205,618)
Present value of net minimum lease payments	850,259

Amortization of assets recorded under capital leases is included within depreciation expense and amounted to ThCh$197,198 and ThCh$78,152 for the years ended December 31, 2008 and 2009, respectively.

Rent expense for the years ended December 31, 2007, 2008, and 2009 was ThCh$451,912, ThCh$643,777 and ThCh$509,785, respectively.

i)	Credit arrangements

The Company has renewable lines of credit arrangements for short-term Chilean peso borrowing with various Chilean and foreign banks totalling, in the aggregate ThCh$240,164,236 of which ThCh$199,286,295 was available as of December 31, 2009.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

j)	Concentrations of credit and other risks

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash deposits, investment securities and trade accounts receivable.

The Company keeps cash and cash equivalents, short-terms investments and certain other financial instruments with several financial institutions. These financial institutions are from Chile and other foreign countries. The Company’s policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

Concentrations of credit risk with respect to trade accounts receivable and notes receivables  are limited due to the large number of entities comprising the Company’s customer base and their dispersion around the world. Sales to the Company’s five largest distributors, represented 29.4%, 26.5% and 28.81% of total export revenues for the years ended December 31, 2007, 2008, and 2009, respectively. The Company’s exclusive agent and importer in the United States, who imports and resells the Company’s products to distributors who service all 50 states, was the Company’s largest single customer in 2009, corresponding to 10.0% of the Company’s total revenue (9.2% in 2008 and 9.2% in 2007).

In addition, the Company also has a concentration in the supply of certain raw materials. The Company purchases more than 70% of its bottling needs from a single supplier.

k)	Advertising costs

Advertising costs are expensed as incurred. Advertising expense of ThCh$31,577,195, ThCh$31,957,330, and ThCh$34,859,536 was recorded in 2007, 2008, and 2009, respectively.

l)	Segment information

Revenues from sales of wine by major geographic areas based on location of customer are as follows:

The sales are grouped by destination of the goods sold.

	Years ended December 31,
	2007	2008	2009
	ThCh$	ThCh$	ThCh$
CHILEAN OPERATIONS	59,325,223	59,695,012	73,259,767
FOREIGN OPERATIONS:
Europe	137,140,555	143,269,173	151,929,920
United States	33,117,937	33,475,905	38,384,097
South America	28,941,947	27,759,890	35,781,025
Central America and Caribbean	18,594,380	19,018,228	18,926,292
Asia	13,046,669	14,355,232	17,871,435
Canada	11,197,631	12,516,898	12,603,172
Other	2,702,735	4,665,594	4,839,030
Total foreign operations	244,741,854	255,060,920	280,334,971
Total revenues	304,067,077	314,755,932	353,594,738

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

Long-lived assets by geographic area for each of the two years presented are as follows:

	December 31,
	2008	2009
	ThCh$	ThCh$
CHILE OPERATIONS	228,248,063	238,526,903
FOREIGN OPERATIONS:	27,001,940	22,118,200
Argentina	26,930,546	22,022,164
Brazil	24,811	39,641
England	46,583	56,395
Total long-lived assets (1)	255,250,003	260,645,103

(1)	Long-lived assets are comprised primarily of property, plant, equipment, goodwill and other intangible assets.

m)	Allowances for doubtful accounts, income tax recoverable, inventories and others

The following is a rollforward of the changes to the allowances for doubtful accounts, income tax recoverable, inventories, and the allowance for other accounts receivable:

	Balance at beginning of year	Price-level restatement (1)	Charged to costs and expenses	Write-offs	Reclassifications	Balance at end of year
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Year ended December 31, 2007
Deducted from asset accounts:
Allowance for doubtful accounts	610,006	(42,031)	(70,538)	15,584	—	622,929
Allowance for inventories	1,776,983	(122,437)	1,963,407	(1,013,614)	—	2,624,339
Income tax recoverable	407,197	(28,057)	—	(10,471)	—	368,669
Other accounts receivable	316,607	(21,814)	361,341	—	—	656,133
Year ended December 31, 2008
Deducted from asset accounts:
Allowance for doubtful accounts	622,929	(50,910)	(75,819)	91,160	(1,186)	586,175
Allowance for inventories	2,624,338	(214,478)	2,568,887	(1,064,318)	(667,136)	3,247,294
Income tax recoverable	368,669	(30,130)	(75,480)	42,997	—	306,956
Other accounts receivable	656,133	(53,624)	(213,944)	—	(75,597)	312,978
Year ended December 31, 2009
Deducted from asset accounts:
Allowance for doubtful accounts	586,174	13,799	(85,308)	99,765	(85,381)	529,049
Allowance for inventories	3,247,293	76,446	1,584,509	(2,557,761)	690,894	3,041,381
Income tax recoverable	306,056	7,205	-	-	(9,679)	303,582
Other accounts receivable	312,970	7,368	(34,631)	23,223	176,199	485,129

(1)	Reflects the effect of price-level restatement for comparative purposes on the allowance for doubtful accounts at the beginning of each period, adjusted to constant Chilean pesos of December 31, 2009.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

n)	Disclosure regarding interest capitalization

	Years ended December 31,
	2007	2008	2009
	ThCh$	ThCh$	ThCh$
Interest cost incurred	4,864,854	6,238,553	5,580,960
Interest capitalized under Chile GAAP and US GAAP	636,502	1,089,817	950,290

o)	Cash flow information

The cash flow statement under Chile GAAP does not differ significantly from a US GAAP cash flow statement.

p)	Estimated amortization expense of intangibles

The estimated amortization expense in each of the succeeding five years for intangible assets is expected to be approximately ThCh$189,638 for 2010, ThCh $177,690 for 2011, ThCh $166,004 for 2012, ThCh $147,079 for 2013, and ThCh $133,084 for 2014.

q)	Maturities of debt

The following payments of bank borrowings and bonds (short-term obligations, short-term portion of long-term obligation and long-term debt), are scheduled to be paid during each of the following five years as indicated below:

Year ended December 31,	ThCh$
2010	35,309,995
2011	22,165,313
2012	4,289,428
2013	4,289,428
2014 and thereafter	30,798,353
Total	96,852,517

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

s)	Deferred harvest cost

Harvest cost deferral is based on the earnings cycle of crop-growing plus vinification activities. Over the course of our farming activities undertaken from May through the following April, we incur direct and indirect costs that benefit the crop of the succeeding year. Such costs relate to the usage of agricultural supplies, depreciation of machinery and equipment used in the tilling of the land, and worker labor. Paragraph 38 of Statement of Position 85-3, “Accounting by Agricultural Producers and Agricultural Cooperatives” (“SOP 85-3”) states, “All direct and indirect costs of growing crops should be accumulated and growing crops should be reported at the lower of cost or market”. We believe our practice of deferring these costs and recognizing them in earnings upon the sale of inventories is consistent with the provisions of SOP 85-3. The indirect costs are accumulated by vintage and allocated based on the actual production in kilograms which each vintages acreage (or, in our case, hectarage) produces. These costs are included in prepaid expense under Chile GAAP and were reclasificated to inventory under US GAAP .

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

t)	Hedging activities

On January 1, 2009, the Company adopted the provisions of FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (included in Subtopic 815-10: Derivatives and Hedging – Overall), which amends the disclosure requirements for derivative instruments and hedging activities. The amended disclosures require entities to provide information to enable users of the financial statements to understand how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under ASC Topic 815, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows

The Company uses forward foreign exchange contracts in order to hedge its risk against exchange rate fluctuations with respect to foreign sales and interest-rate-related derivative instruments to manage its exposure related to changes in interest rates on its variable-rate debt instruments. The Company does not enter into derivative instruments for any purpose other than cash flow hedging. The Company does not speculate using derivative instruments. For Chile GAAP, the Company applies hedge accounting, however for US GAAP the Company started applying hedge accounting beginning in year 2009.

By using derivative financial instruments to hedge exposures to changes in foreign currency, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, the Company is not exposed to the counterparty’s credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties. The derivative instruments entered into by the Company do not contain credit-risk-related contingent features.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in currency exchange rates, or interest rates. The market risk associated with the Company’s contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company maintains a foreign-price-risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by foreign currency exchange volatility.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

For USGAAP, beginning in 2009, changes in the fair value of forward foreign exchange contracts designated as hedging instruments and that effectively offset the variability of cash flows associated with foreign sales are reported in accumulated other comprehensive income. These amounts subsequently are reclassified into earnings when the related sales are collected. For year ended December 31, 2009, the Company had not detected any ineffectivenees on its hedging instruments.

The Company assesses interest rate risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate risk attributable to both the Company’s outstanding or forecasted debt obligations as well as the Company’s offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on the Company’s future cash flows. Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income. These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings.

For the year ended December 31, 2009, the Company had not detected any ineffectivenees on its hedging instruments.

As of December 31, 2009, approximately ThCh$9,842,000 of deferred gains on derivative instruments accumulated in other comprehensive income are expected to be reclassified to earnings during the next 12 months. Transactions and events expected to occur over the next twelve months that will necessitate reclassifying these derivatives’ gains to earnings include the collection of foreign sales. Since the Company started applying hedge accounting for US GAAP in 2009, the amounts of gains or losses reclassified from accumulated other comprehensive income into earnings for year 2009 is not significant. There were no cash flow hedges discontinued during 2007, 2008 or 2009.

u)	Additional disclosure for equity method investments

Summary combined audited financial information for the Company’s investee companies as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009, is as follows:

	2008	2009
Financial position:	ThCh$	ThCh$
Current assets	15,739,925	13,372,847
Property, plant, and equipment, net	16,732,418	16,885,931
Other assets	53,024	42,873
Total assets	32,525,367	30,301,651
Current liabilities	9,544,125	7,374,035
Long-term debt	5,799,592	4,569,216
Total liabilities	15,343,717	11,943,251
Equity attributable to parent company	17,181,634	18,358,382
Equity attributable to noncontrolling interest	16	18
Total liabilities and equity	32,525,367	30,301,651

	2007	2008	2009
Results of operations:	ThCh$	ThCh$	ThCh$
Sales	20,374,530	17,386,331	16,228,450
Operating income	2,279,694	2,569,192	2,178,674
Net income attributable to parent company	1,365,459	1,114,316	1,482,757
Net income attributable to noncontrolling interest	137	111	148

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

v)	US GAAP condensed balance sheets

Certain reclassifications (2008 and 2009) and adjustments would be made to the Chile GAAP balance sheet in order to present amounts in accordance with the presentation requirements under US GAAP. Harvest costs are included in prepaid expenses according to Chile GAAP while harvest costs are included in inventories for US GAAP. The adjustment of the cost value of wine is included in current liabilities in Chile GAAP while in US GAAP, it is included in inventories. The detail of the nature of the adjustments to US GAAP is disclosed in Note 37 ll).

The effect of the following reclassifications and adjustments in the respective columns discloses amounts as they would be presented in a US GAAP condensed balance sheet:

2008	Chile GAAP balance	Adjusment US GAAP	US GAAP balance
	ThCh$	ThCh$	ThCh$
Current assets	250,657,318	—	250,657,319
Property, plant and equipment	236,575,686	(1,917,364)	234,658,322
Other assets	18,674,316	753,259	19,427,576
Total assets	505,907,320	(1,164,105)	504,743,215
Current liabilities	162,989,993	4,427,049	167,417,043
Long-term liabilities	85,875,510	1,863,764	87,739,275
Equity attributable to shareholders of the Company	257,041,810	(7,454,920)	249,586,890
Equity attributable to noncontrolling interests	7	—	7
Total liabilities and equity	505,907,320	(1,164,105)	504,743,215

2009	Chile GAAP Balance	Adjusment US GAAP	US GAAP Balance
	ThCh$	ThCh$	ThCh$
Current assets	250,882,641	11,081,476	261,964,117
Property, plant and equipment	241,474,434	(1,950,837)	239,523,597
Other assets	19,170,669	639,262	19,809,929
Total assets	511,527,744	9,769,899	521,297,643
Current liabilities	125,109,138	7,468,274	132,577,412
Long-term liabilities	79,009,690	3,677,370	82,687,060
Equity attributable to shareholders of the Company	307,408,920	(1,375,745)	306,033,175
Equity attributable to noncontrolling interests	(4)	—	(4)
Total liabilities and equity	511,527,744	9,769,899	521,297,643

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

w)	Income statement (certain line items presentation)

Certain reclassifications would be made to the Chile GAAP income statement in order to present the following line items in conformity with US GAAP.

The detail of the nature of adjustment to US GAAP is disclosed in Note 37 11).

	2007
	Chile GAAP Balance	Adjusment US GAAP	Reclassification	US GAAP Balance
	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	50,267,130	(146,879)	(309,669)	49,810,582
Non-operating income (expense)	(5,332,508)	1,138,738	309,669	(3,884,101)

Income taxes	(8,688,454)	260,832	—	(8,427,623)
Net income attributable to the shareholders of the Company	36,246,168	1,252,690	—	37,498,858
Net loss attributable to noncontrolling interests	(9,292)	—	—	(9,292)
Net income	36,236,876	1,252,690	—	37,489,566

	2008
	Chile GAAP Balance	Adjusment US GAAP	Reclassification	US GAAP Balance
	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	50,102,080	(166,768)	581,791	50,517,102
Non-operating income (expense)	(6,866,450)	(2,129,619)	(581,791)	(9,577,859)

Income taxes	(8,892,209)	266,374	—	(8,625,835)
Net income attributable to the shareholders of the Company	34,343,421	(2,030,013)	—	32,313,408
Net loss attributable to noncontrolling interests	(23)	—	—	(23)
Net income	34,343,398	(2,030,013)	—	32,313,385
	2009
	Chile GAAP Balance	Adjusment US GAAP	Reclassification	US GAAP Balance
	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	44,607,214	(34,813)	131,110	44,703,511
Non-operating income (expense)	8,259,416	(581,196)	(131,110)	7,547,110

Income taxes	(8,706,180)	45,327	—	(8,660,853)
Net income attributable to the shareholders of the Company	44,160,450	(570,682)	—	43,589,768
Net loss attributable to noncontrolling interests	(8)	—	—	(8)
Net income	44,160,442	(570,682)	—	43,589,760

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

x)	Recently issued USGAAP accounting proncouncement applicable to the Company

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends ASC 650-25 to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company expects that the adoption of ASU 2009-13 will not have a material impact on its consolidated financial statements.

The FASB issued ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140) in December 2009. ASU 2009-16 removes the concept of a qualifying special-purpose entity (QSPE) from ASC Topic 860, Transfers and Servicing, and the exception from applying ASC 810-10 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. Transferor-imposed constraints on transferees whose sole purpose is to engage in securitization or asset-backed financing activities are evaluated in the same manner under the provisions of the ASU as transferor-imposed constraints on QSPEs were evaluated under the provisions of Topic 860 prior to the effective date of the ASU when determining whether a transfer of financial assets qualifies for sale accounting. The ASU also clarifies the Topic 860 sale-accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. The ASU is effective for periods beginning after December 15, 2009, and may not be early adopted. The Company expects that the adoption of ASU 2009-16 will not have a material impact on its consolidated financial statements.

The FASB issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)) in December 2009. ASU 2009-17, which amends the Variable Interest Entity (VIE) Subsections of ASC Subtopic 810-10, Consolidation – Overall, revises the test for determining the primary beneficiary of a VIE from a primarily quantitative risks and rewards calculation based on the VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related-party group (if any) with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The ASU requires kick-out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related party group. The ASU also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity and revises the Topic 810 scope characteristic that identifies an entity as a VIE if the equity-at-risk investors as a group do not have the right to control the entity through their equity interests to address the impact of kick-out rights and participating rights on the analysis. Finally, the ASU adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE’s economic performance, and requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. ASU 2009-17 is effective for periods beginning after December 15, 2009 and may not be early adopted. The Company expects that the adoption of ASU 2009-17 will not have a material impact on its consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2009)

Note 37 – Differences between Chilean and United States generally accepted accounting principles, continued

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06. The ASU amends ASC 820, Fair Value Measurements and Disclosures (SFAS No. 157) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This ASU amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715, Compensation — Retirement Benefits, to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Company is in the process of determining the effects of adoption of this new standard on it financial position, results of operations and cash flows, and respective disclosures.

In April 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-17 Milestone Method of Revenue Recognition, a consensus of the FASB Emerging Issues Task Force (Issue No. 08-9). This ASU provides guidance about the criteria that should be met to use the milestone method of revenue recognition. A vendor can recognize consideration that is contingent on achieving a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all of the following criteria to be considered substantive: (1) the milestone payment is commensurate with either the level of effort required to achieve the milestone or the enhancement in the value of the item delivered, (2) the milestone relates solely to past performance, and (3) the milestone is reasonable relative to all deliverables and payment terms in the arrangement. No bifurcation of an individual milestone is allowed. Each milestone in an arrangement shall be evaluated individually. A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of this ASU is a policy election. Entities will be required to disclose their accounting policy related to the recognition of milestone payments. For entities electing to apply the milestone method, certain disclosures are required. The amendments in the ASU are effective prospectively for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. The Company expects that the adoption of ASU 2010-17 will not have a material impact on its consolidated financial statements.