Form 20-F
period 2010-12-31
CONCHA Y TORO WINERY INC
filed 2011-06-30
CIK 930543

As filed with the Securities and Exchange Commission on June 30, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report For the transition period from to
Commission File number 001-13358

Viña Concha y Toro S.A.
(Exact name of Registrant as specified in its charter)

Concha y Toro Winery Inc.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Casilla 213
Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile
(562) 476-5000
(Address and telephone number of principal executive offices)

Andrés Izquierdo
(562) 476-5923
aizquierdoconchaytoro.cl
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
Yes ☐   No ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☑ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

-i-

CERTAIN DEFINED TERMS

Unless otherwise specified, all references to “U.S. dollars,” “dollars” or “US$” are to United States dollars and all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos. “UF” refers to the Unidad de Fomento, an accounting unit used in Chile. The exchange rate between the UF and the Chilean Peso is constantly adjusted to inflation so that the value of the Unidad de Fomento remains constant. Viña Concha y Toro S.A. (“Concha y Toro” or the “Company”), a corporation (sociedad anónima abierta) formed under the laws of the Republic of Chile (“Chile”), publishes its consolidated financial statements in Chilean pesos.The audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 2009 and 2010 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2010 (the “Consolidated Financial Statements”) contained in Item 18. Unless otherwise specified, financial information regarding the Company is presented in constant Chilean pesos as of December 31, 2010 in accordance with the International Financial Reporting Standard (“IFRS”) as adopted by the International Accounting Standards Board. Amounts in tables appearing in this Annual Report may not total due to rounding. “The Exchange Act” refers to the U.S. Securities Exchange Act of 1934.

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

TRADEMARKS

This Annual Report includes trademarks, such as “Casillero del Diablo®”, “Fetzer®” and “Bonterra®,” which are protected under applicable intellectual property laws and are the property of the Company. This Annual Report also contains trademarks, service marks, trade names and copyrights, of other companies, such as “Miller® beer” and “Johnnie Walker® whiskey” which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks and trade names.

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

Selected Historical Financial Data

The following table presents selected consolidated financial data, under the captions “Consolidated Statement of Income Data — IFRS,” and “Consolidated Balance Sheet Data — IFRS,” as of December 31, 2009 and 2010. The audited Consolidated Financial Statements are prepared in accordance with IFRS. This information should be read in conjunction with the Consolidated Financial Statements including the notes thereto (the “Notes”), included in Item 18 herein and the statements in Item 5 — “Operating and Financial Review and Prospects”. All information is presented in Chilean pesos.

As of and for the Year Ended December 31,
	2009	2010
	Ch$	Ch$
(Expressed in millions of constant Ch$ and millions USS, except financial ratios as per Share amounts)

Consolidated Income Statement Data
Amount in Accordance with IFRS
Revenue from sales	354,419	374,019
Operating income	46,599	46,023
Non-operating income (expense), net	8,279	5,619
Net income	45,278	41,919
Net income per Share	61.39	56.12
Net income per ADS(1)	1,227.8	1,122.0
Dividend declared per Share(2)	23.7	22.45
Weighted average number of Shares Outstanding(3)	747,005,982	747,005,982
Consolidated Balance Sheet Data
Amount in Accordance with IFRS
Total assets	576,774	584,916
Long-term financial debt	62,772	49,959
Shareholders’ equity	342,972	370,675
Capital stock	72,812	78,030
Aditional paid-in-capital-share premiun	6,148	6,148
Selected Financial Ratios(4)
Amount in Accordance with IFRS
Operating margin	13.1%	12.3%
Net Margin	12.8%	11.2%
Financial debt to equity	29.1%	21.8%
Debt to capitalization	22.5%	17.9%

(1)	Determined by multiplying per share amounts by 20 (1ADS = 20 Shares), unaudited.

(2)	Dividends per share are espressed in historical pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year.

(3)	Calculated on the basis of the number of shares outstanding and fully paid together with the pro-rata portion of the number of share outstanding but not yet fully paid for each period.

(4)
These ratios, which are expressed as percentages , were calculated as follows: Operating margin= (Operating income)/(Revenues from sales); Net Margin= (Net Income)/(Revenues from sales); Debt to equity = (Short and long -term borrowing)/(Total sharesholders’ equity); Debt to capitalization=(Short and long-term borrowing)/(Short and long-term borrowing plus Total Sharesholders’ equity). Ratios presented have been rounded.

Unless otherwise indicated, U.S. dollar equivalent information, except export figures, for information in Chilean pesos, is based on the Observed Exchange Rate for December 31, 2010, which was Ch$468.01 per U.S. dollar. No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

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

The Mercado Cambiario Informal (the “Informal Exchange Market”) is a currency market comprised of exchange houses and money changers in Chile. The Informal Exchange Market reflects the supply and demand for foreign currency and the rate of exchange in the Informal Exchange Market can fluctuate freely, above or below the Observed Exchange Rate. Since 1990, the rate of exchange for pesos into U.S. dollars in the Informal Exchange Market has been similar to that in the Formal Exchange Market. The Observed Exchange Rate as of May 31, 2011 was Ch$465.13 per U.S. dollar.

The following table sets forth the annual high, low, average and year-end Observed Exchange Rates for U.S. dollars for each year indicated and for each month during the previous six months, as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report any buying rate for Chilean pesos.

Annual High, Low, Average and Year-End
Observed Exchange Rate

	Ch$ per US$
Year	High(1)	Low(1)	Average(2)	Period-end
2006	549.63	511.44	530.26	532.39
2007	548.67	493.14	522.69	496.89
2008	676.75	431.22	521.79	636.45
2009	643.87	491.09	559.67	507.10
2010	549.17	468.01	509.98	468.01
December, 2010	485.34	468.01	473.66	468.01
January, 2011	499.03	466.05	490.21	484.14
February, 2011	481.56	468.94	475.24	475.21
March, 2011	485.37	472.74	479.79	479.46
April, 2011	476.90	460.04	470.21	460.09
May, 2011	474.19	461.65	467.96	465.13

(1)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.
(2)	The average of the daily rates during the period.
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

In effect, the 2009-2010 season was characterized by a cold spring and some late freezes, which, added to the problems of irrigating the vines as a consequence of the power blackouts after Chile’s February2010 earthquake, reduced the harvest by approximately 14% from the previous year in terms of total wine obtained. On top of this, the 2010-2011 season presented different characteristics: in particular a cold spring and some late year freezes which resulted in lower agricultural yields for the national wine industry, although it did not affect the quality of the grapes harvested. Future freezes or drought conditions in Chile could severely affect the quantity or quality of the production of wine by the Company. Most of the Company vineyards have drip irrigation; accordingly, the impact of a drought on the Company’s vineyards would be mitigated. See Item 4 — “Information on the Company — Chilean Wine Industry Overview.”

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

Dependence on Distributors. The Company relies on distributors to sell its products in export markets. Sales to the Company’s largest distributor, Banfi Products Corporation (“Banfi”) in the United States represented 11.7% and 12.7% of the Company’s total export revenues in 2010 and 2009; and 8.7% and 10.0% of total revenues in 2010 and 2009, respectively. Sales to the Company’s five largest distributors, including Banfi, represented 28.5% and 28.8% of total export revenues in 2010 and 2009, respectively and are expected to continue to represent a significant portion of the Company’s total export revenues in the future. The Company has written agreements with most of its distributors—usually one– to two–year terms, automatically renewable. In addition, the Company’s strategy to expand sales in major export markets is to a large extent dependent on the performance of its distributors. See Item 4 — “Information on the Company — Business Overview — Company Sales — Export Markets — Distribution in Export Markets.”

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

The Company has a license from Tetra Pak de Chile Comercial Ltda. (“Tetra Pak Chile”) to package wine in Tetra Brik packages and purchases these unassembled pre-printed packages from Tetra Pak Chile. Wine sold in Tetra Brik packages accounted for approximately 65.6% and 50.8% of the Company’s domestic sales by volume and value, respectively, in 2010 and 67.8% and 52.8%, respectively, in 2009. Although the Company believes that alternate suppliers are available, an interruption in the supply of Tetra Brik packages to the Company for any reason could result in a short-term material adverse effect on the Company’s operations. See Item 4 — “Information on the Company — Business Overview — Bottling.”

The Company currently relies on approximately 859 outside vineyards for supplies of grapes and approximately 60 producers for bulk wine. In 2010, approximately 67%, of the grapes used in the production of the Company’s premium, varietal and, bi-varietal wines were purchased by the Company from independent growers in Chile. Additionally, in 2010, the Company purchased grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company. Most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year. In 2010, the Company had long-term contracts with up to approximately 23% of its growers.

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

Due to competitive factors, the Company may not be able to increase prices of its wines in line with rising grape and bulk wine purchase prices, or farming, vinification, selling and promotional costs. See Item 5 — “Operating and Financial Review and Prospects.” There can be no assurance that in the future the Company will be able to compete successfully with its current competitors or that it will not face greater competition from other wineries and beverage manufacturers. See Item 4 — “Information on the Company — Company Sales — Chilean Markets — Local Competition” and “— Company Sales — Export Markets — Export Sales and Competition.”

Dependence on Consumer Spending. The success of the Company’s business depends on a number of factors which may affect the level of consumer spending and consumer spending patterns in Chile and in the Company’s export markets, including the general state of the economy, tax rates, the deductibility of business entertainment expenses under applicable tax laws and consumer preferences, confidence and income. As widely reported, the worldwide and Chilean economies have experienced adverse conditions in the past and may be subject to further deterioration for the foreseeable future, due to the slow pace of the economic recovery worlwide. The Company is subject to risks associated with these adverse conditions. These conditions include economic slowdown and its impact on consumer spending in Chile and in the Company’s export markets can affect the quantity and price of wines that customers are willing to purchase. Such changes may result in reduced demand and lower prices for the Company’s products, limitations on the Company’s ability to pass through increased taxes and higher product costs to price-sensitive consumers, increased levels of selling and promotional expenses and decreased sales of the Company’s higher-priced premium and varietal wines. Consequently, changes in consumer spending could have a material adverse effect on the Company. See Item 5 — “Operating and Financial Review and Prospects.”

Acquisitions and Dispositions. The Company ocassionally engages in acquisitions of businesses and additional brands. We cannot assure that we will be able to find and purchase businesses at acceptable prices and terms. The Company also faces risks involved in integration of acquired businesses and personnel into the Company’s existing systems and operations, and to bring them into conformity with our trade practice standards, financial control environment and reporting requirements. Integration involves significant expense and management time and attention, and may otherwise disrupt the Company’s business. The Company’s recent acquisition of Fetzer Vineyards in April 2011 will pose challenges and may impact the Company’s future performance. Brand or business acquisitions also may expose the Company to unknown liabilities, the possible loss of key customers and/or employees knowledgeable about the acquired business, and risks associated with doing business in countries or regions outside Chile, political climates, and legal systems and/or economies, among other risks. Acquisitions could also result in the incurrence of additional debt and related interest expenses, issue additional shares, and become exposed to contingent liabilities, as well as to experience dilution in earnings per share and reduction in return on average invested capital. The Company may incur future restructuring charges or record impairment losses on the value of goodwill and or other intangible assets resulting from previous acquisitions, and may not achieve expected synergies, cost savings or other targets, all of which may negatively affect financial results. The Company evaluates from time-to-time potential dispositions that may no longer meet our growth, return and/or strategic objectives; such dispositions may impact the Company’s financial results, and we cannot predict the terms or conditions of such dispositions, nor expect to find acceptable buyers in a timely manner. Expected cost savings from reduced overhead relating to the sold assets may not materialize, and the overhead reductions could temporarily disrupt the Company’s other business operations. Any of these outcomes could impact the Company’s financial results.

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

Risks Relating to Chile

Dependence on the Chilean Economy. As of December 2010, 92% of the Company’s assets were located in Chile. This percentage has been reduced due to the acquisition of Fetzer Vineyards in April 2011. See Item 4 — “Information on the Company — Historical Development of the Company.” In 2010 and 2009, sales in the Chilean market accounted for approximately 23.2% and 21.4%, respectively, of the Company’s total revenues. Historically, domestic wine sales show a high degree of correlation with the economic situation prevailing in a country. Accordingly, the Company’s financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile. The main Chilean indicators for 2009 and 2010 were:

•	Real GDP decreased 1.7% in 2009 and increased 5.3% in 2010.

•	Private consumption grew 0.9% in 2009 and 10.4% in 2010.

•	The unemployment rate was 8.6% and 7.3% in December 2009 and 2010, respectively. As of February 2011, the unemployment rate was 7.3%, compared to 8.5% in February 2010.

•	As a percentage of GDP, investment in fixed assets was 25.1% in 2009 and 28.4% in 2010.

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

Volatile and Illiquid Nature of the Market for the Common Stock in Chile. The Common Stock of the Company is traded on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile and the Bolsa de Corredores — Bolsa de Valores (collectively, the “Chilean Exchanges”). The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange and which accounted for over 86% of Chile’s equity trading volume in 2010, had a market capitalization of approximately Ch$ 159,966 billion (approximately US$341.8 billion) as of December 31, 2010 and an average monthly trading of Ch$ 2,161 billion (approximately US$4,617 million). The ten largest companies in terms of market capitalization represented approximately 47.5% of the aggregate market capitalization of the Santiago Stock Exchange as of December 31, 2010. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. The ten most widely-traded stocks in terms of trading volume accounted for approximately 52.4% of all trading volume on the Santiago Stock Exchange in 2010. During 2010, approximately 22.4% of the securities listed on the Santiago Stock Exchange traded an average of 85% or more of the trading days.

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

Because the Company’s export sales are primarily denominated in foreign currencies, changes in these foreign currencies to the Chilean peso may adversely affect the financial condition and results of operations of the Company. Over 76% of the Company’s revenues are related to foreign sales that are denominated in U.S. dollars, Euros, Pounds Sterling, Canadian dollars, Argentine pesos, Brazilian reais and Swedish and Norwegian crowns. Changes in these foreign currencies relative to the Chilean peso may result in operating losses for the Company and its subsidiaries. In order to mitigate the short-term effect of changes in currency exchange rates, the Company enters into, from time to time, forward exchange agreements. See Item 5 — “Operating and Financial Review and Prospects”. The Company completed the acquisition of Fetzer Vineyards in April 2011. This acquisition should further mitigate the short-term effect of changes in the value of the Chilean peso against the U.S. dollar.

The Company holds assets in different currencies through its subsidiaries, whose assets are subject to currency fluctuation. The Company has used financial instruments to minimize this effect.

Because the Company purchases some of its supplies at prices set at U.S. dollars and sells the products in other currencies, the Company is exposed to foreign exchange risks that may adversely affect its financial condition and results of operations. Most notably, the Company purchases bottles, corks and Tetra Brik packages at prices set in U.S. dollars or Euros. To the extent that the Company sells products with these components for pesos or other non-U.S. currencies or Euros, changes in the exchange rate of the U.S. dollar and Euros relative to these other currencies may result in losses and adversely affect the Company’s financial and operating results. See Item 5 — “Operating and Financial Review and Prospects.”

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

The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of Ch$ 4.7 million (approximately US$10,000)); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (e.g., payments regarding import and export transactions, etc.).

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

In 2007 the SVS and the Company began a migration program from local accounting principles (Chilean GAAP) to (IFRS). Since year 2010 the Company’s financial statements are presented in accordance with IFRS principles.

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

Inflation. Although inflation in Chile has moderated in recent years, Chile has historically experienced high levels of inflation. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on the Company’s financial condition and results of operations. The annual rates of inflation for 2010, 2009 and 2008 were 3.0%, -2.3% and 8.9%, respectively.

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

The Company is the largest Chilean producer and exporter of wines in terms of both volume and value, with total sales in 2010 of 268 million liters and Ch$373,649 million.

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

The Company owns and operates vineyards that grow grapes for use in the Company’s wine-making operations, vinification plants (which convert grapes into wine), bottling plants and its wine distribution network. Within Chile, the Company owns and operates vineyards located in Chile’s nine principal wine growing regions. In addition to its properties in Chile, the Company owns a winery and vineyards in Mendoza, Argentina, and since April 2011, it owns a winery and vineyards in California, U.S..

In domestic and export markets, the Company’s bottled wines are sold in the premium, varietal, bi-varietal and sparkling wine segments. In the domestic and export markets, the Company sells popular wines, packaged primarily in 1, 1.5 and 2.0 liter Tetra Brik packages. A small quantity of wine, 0.5% of total revenues, was sold in bulk form in domestic and export markets.

The Company sells its premium wines under brand names including: Don Melchor, Carmín de Peumo, Gravas del Maipo, Amelia, Terrunyo, Marqués de Casa Concha, Gran Reserva Serie Riberas, Casillero del Diablo, Trio and Late Harvest. The Company sells its varietal and bi-varietal wines under the brand names Sunrise, Concha y Toro and Frontera. In addition, the Company’s subsidiaries, Viña Cono Sur, Viña Maipo, Viña Canepa Viña Palo Alto, Viña Maycas del Limarí and Trivento, market their premium, varietal and bi-varietal wines under the brand names Cono Sur, Isla Negra, Maipo, Canepa, Palo Alto, Maycas del Limarí and Trivento. The Company sells popular wines under the brand names Tocornal, Clos de Pirque, Exportaciόn and Fressco. See Item 4 — “Information on the Company — Chilean Wine Industry Overview — Wine Classifications,” “— Business Overview — Company Sales — Chilean Markets” and “— Company Sales — Export Markets.” The Company sells wines under a portfolio of brands acquired in the Fetzer acquisition including: Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary and Little Black Dress.

The Company’s first initiative toward the development of more complex wines was the launching of Casillero del Diablo in 1965. Casillero del Diablo was made from selected grapes and aged two years longer than the standard Cabernet Sauvignon then being produced. Today, Casillero del Diablo is the largest seller among the Company’s premium wines. In the past eight years, the Company has focused its marketing efforts on the Casillero del Diablo brand. Through a global marketing campaign launched in August 2001 and with a new packaging originally unveiled in 2002, the Company’s target is to transform Casillero del Diablo into a global brand. In 2010, sales of Casillero del Diablo totaled 3.0 million cases.

The Company has produced sustained growth in recent years in all areas of its business, maintaining its position as the undisputed leader in the Chilean wine industry. Concha y Toro has strongly penetrated the principal external markets, where the brand enjoys high recognition and growing brand preference. Different factors have contributed to the Company’s strength in both the domestic and external markets. Most notable are its investments in the latest technologies and production techniques for producing premium and super-premium wines, the growth of and constant innovation in its own production and the launching of new products in the premium segment. In addition, the Company has a solid distribution network that complements an export strategy based on the market diversification and constant expansion. In terms of the brand marketing, in 2010 the Company entered into a sponsorship agreement with the Manchester United, the most popular soccer team in the United Kingdom and one of the world’s most recognized sporting brands.

The Company also believes that it has competitive advantages in export markets due to the lower production costs in Chile as compared to the costs faced by its competitors in other principal wine-making countries, such as the United States.

The Company conducts its operations directly and through subsidiaries. The Company’s distribution business in Chile is conducted through its wholly-owned subsidiary Comercial Peumo Ltda. (“Comercial Peumo”). In December 2000, the Company formed a fully-owned sales and distribution subsidiary in the United Kingdom, Concha y Toro UK Limited (“Concha y Toro UK”). This subsidiary commenced operations in March 2001. In 2008, Concha y Toro established distribution subsidiaries in Brazil, Sweden, Finland and Norway in order to strengthen its sales in those countries. In March 2010, Concha y Toro established a distribution subsidiary in the asian market, choosing Singapore as its base, and in April 2011, the Company completed the acquisition of Fetzer Vineyards in the United States.

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

On April 15, 2011, the Company closed the acquisition of Fetzer Vineyards and related assets that Brown-Forman Corporation owned in California. This acquisition contemplated a portfolio of brands with positioning in the American market, including: Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary and the license of the brand Little Black Dress wines. The brands acquired represented a volume of 3.1 million cases and sales of Ch$ 73,010 million (approximately US$ 156 million) in the year 2010. The acquisition also included 429 hectares of owned and leased vineyards in Mendocino County, California, warehouses and production capacity for 36 million liters (in Hopland, California) and 6 million liters (in Paso Robles, California), and a bottling plant. The purchase price for the transaction was Ch$ 111,386 million (approximately US$ 238 million) (subject to adjustment following the closing). The key facilities are located in Hopland, California and employ approximately 240 people. The acquisition agreement related to this acquisition is included in this Annual Report as Exhibit 4.3. See Item 19 — “Exhibits.”

In connection with the April 2011 acquisition of Fetzer Vineyards, the Company and Brown Forman entered into a transition services agreement. Among others, for a limited period of time Brown-Forman agreed to provide to the Company certain transitional services (agency, marketing, distribution, IT systems, human resources, and other related services) relating to Fetzer. Fetzer also will continue to supply its products to Brown-Forman for a limited period.

Business Strategy

Concha y Toro’s business strategy seeks to sustain attractive growth rates and achieve an even greater brand penetration and visibility in the different markets. The Company has therefore developed a wide range of products with which to participate in all market segments, offering high-quality wines at competitive prices.

Concha y Toro has focused specially on growth in the premium category, a very attractive segment due to its growth potential and prices, which have enabled it to improve the sales mix and increase its average sales price.

Following this strategy, the Company has invested around Ch$239 billion (not including capitalized interest) over the last ten years in land, vineyards, infrastructure and other wine business, in order to increase its own production, and in April 2011 acquired land, production and storage facilities in California, United States. It has also introduced the highest level technology to its production methods in the wine-making area, always with the objective of improving the quality of its wines. There has also been a constant development of new products, investigation into new grape varieties and incorporation of new grape-producing valleys.

In the commercial area, the global distribution network has been strengthened with the opening of the Company’s own distribution offices in key markets.

At the same time, it has developed in Argentina the same business model as used in the Chilean strategy. Viña Trivento seeks sustained growth for its exports, reflecting the acceptance of Argentine wines in the principal markets.

In 2010, the Company made approximately Ch$23,191 million (approximately US$50 million) of capital investments, which included the acquisition of new vineyards, development of new vineyards, increasing the vinification and cellar capacity and buying new agriculture machinery, and the rebuilding of the damaged infrastructure in vinifcation and cellar capacity, after the February 2010 earthquake, among others. For 2011, the Company has established a capital expenditure budget of approximately Ch$145,500 million, the highest in the history of the Company (approximately US$300 million), to make the acquisition of Fetzer Vineyards, including its working capital needs, and support expected future growth in sales through planting of new vineyards and expanding production capacity. Investments mainly comprise acquiring and planting new vineyards, the construction of storage and vinification facilities, expansion of the bottling plant and acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines. The Company expects to continue planting wine vines and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile, the United States and Argentina. The Company believes that a key factor in its past success and in any future success is its ability to maintain competitive prices while improving the quality of its wines. In order to increase its market share in the domestic market, the Company has maintained price competitiveness with beer and wine from other producers, introduced new wines targeted at different consumer segments and increased marketing and advertising support for its products. In export markets, the Company believes that it can continue to consistently offer high-quality wines at competitive prices in the premium, varietal and bi-varietal segments and that such wines can successfully compete with the best European, Australian, South African and U.S. wines. See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategies” and “ — Export Marketing Strategy.”

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

The Company owns or leases vineyards in the nine principal wine-growing regions in Chile. These regions include, from north to south: Limarí, Aconcagua, Casablanca, San Antonio, Maipo, the Rapel Valley sub-regions of Cachapoal and Colchagua, Curicó and Maule. Most of these regions possess distinct weather and soil characteristics. However, they share the important characteristics of cool nights and hot days with daily temperature variations of 12°C to 20°C in the summer. This type of climatic condition is essential for growing “wine quality” grapes. See Item 4 — “Information on the Company — Business Overview — Vineyards.”

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

Casablanca Valley. The Casablanca Valley is located 100 kilometers (62 miles) northwest of Santiago and has deep, sandy, permeable soils and a cool climate. The Company believes that this region represents an exceptional microzone to produce premium white wines, such as Chardonnay and Sauvignon Blanc, due to its particular climate, specially its heavy marine weather and morning fog during spring and summer.

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

Luján de Cuyo Region. Luján de Cuyo is located in the upper part of the Mendoza River, 22 kilometers (13.7 miles) to the south of Mendoza city. The altitude in this area ranges form 650 to 1,060 meters (from 2,132 to 3,478 feet) above sea level. Together with Maipú, it constitutes a traditional grape-growing region known as “First Zone”. This First Zone is excellent for growing red varietals, Malbec in particular. Its soil is alluvial and sandy, somewhat organically poor but with very good drainage characteristics. Day and nighttime temperatures vary by approximately 14ºC , which favors the production of red wines.

Maipú Region. The Maipú region is located in the upper part of the Mendoza River, 18 kilometers (11 miles) to the southeast of the city of Mendoza, next to Luján de Cuyo. Its altitude is 790 meters (2,592 feet) above sea level. The area is suitable for the production of red grapes such as Malbec and Cabernet Sauvignon.

Tunuyán Region. Tunuyán is located 80 kilometers (49 miles) southwest of Mendoza city and, together with Tupungato and San Carlos, forms the Uco Valley. This valley rises to 1,400 meters (4,593 feet) above sea level, the highest grape-growing altitudes in Mendoza. Because of the altitude and proximity to the Andes, the Uco Valley has a cooler climate than the First Zone, which makes this region oriented towards the production of white varietals and certain red ones. Day and nighttime temperatures vary by approximately 25ºC , an ideal range for the development of optimum color and tannins in the grapes. Its soils are stony, sandy and very permeable, lacking in drainage or salinity problems.

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

As of December 2010, the Company had approximately 11,149 arable hectares (approximately 27,538 acres) on 43 owned and 7 leased vineyards in the Limarí, Aconcagua, Casablanca, San Antonio, Maipo, Cachapoal, Colchagua, Curicó and Maule Valleys of the Central Zone in Chile and on 8 vineyards in the Maipú, Tupungato, Rivadavia, San Carlos, Luján de Cuyo and San Martín regions, all located in Mendoza, Argentina. As of December 2010, more than 85% of the arable land owned or leased by the Company is planted with wine-producing grapes in various stages of maturity. Approximately 67% of the Company’s planted hectares in Chile are planted primarily with five types of noble grapes: Cabernet Sauvignon, Merlot, Carmenere, Chardonnay and Sauvignon Blanc. In recent years, the Company has increased the planting of these five varieties of grapes in response to increasing consumer demand in the United States, Europe and Asia for premium and varietal wines. In Argentina, 45% of the Company’s vineyards are planted with the Malbec variety, in line with the demand for Argentine wines in the export markets, specially the U.S. market.The Company believes that with the plantings of these noble grape varieties in Chile and in Argentina, it should be able to respond to the shift in consumer demand for premium and varietal wines made from these varieties of grapes. There can be no assurance, however, that consumer demand for these wines will increase in absolute terms or that consumption of wines produced by the Company from these varieties of grapes, as opposed to those produced by its competitors, will increase. In addition, there can be no assurance that competitors of the Company, either singly or in the aggregate, will not be in a better position to take advantage of changing consumer demand patterns for premium and varietal wines, by reason of planted acreage or otherwise.

The Company’s remaining land under cultivation is planted mainly with Syrah, Pinot Noir, Malbec, Viognier, Pinot Blanc, Pinot Gris, Chenin Blanc, Riesling, Gewurztraminer and Sangiovese grapes.

The Company expects that the vines planted in 2007 will be in full production in 2011.

The table below shows the Company’s currently-producing and newly-planted vineyards by valley as of December 2010.

			Total
	Currently	Plantings	Vineyards		Orchards (1)	Total
Vineyards	Producing	2007-2010	Planted	Fallow		Arable
	(in hectares)

Chile
Limarí Valley	556	340	896	322	113	1,331
Casablanca Valley (2)	384	32	415	11	—	426
Aconcagua Valley	—	—	—	129	—	129
San Antonio Valley	130	—	130	—	—	130
Maipo Valley (3)	892	82	974	22	—	997
Cachapoal Valley - Rapel Valley	1,054	252	1,306	525	60	1,892
Colchagua Valley - Rapel Valley (4)	1,327	430	1,757	13	—	1,770
Curicó Valley	466	200	666	45	—	711
Maule Valley	1,812	489	2,300	253	—	2,554
		—	—	—	—	—
Total Chile:	6,621	1,824	8,445	1,320	173	9,939

Argentina	—	—	—	—	—	—
Mendoza Valley	901	167	1,068	142	—	1,210
Total Argentina:	901	167	1,068	142	—	1,210

Total General:	7,522	1,992	9,513	1,462	173	11,149

(1)	These hectares include 173 hectares of fruit trees planted on the Company’s La Granja, Peumo and Idahue vineyards. This land can be returned to grape production.
(2)	The Company leases three vineyards in the Casablanca Valley (93.73, 125.79 and 27 arable hectares) with leases expiring in 2023, 2028 and 2036, respectively.
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

Although Chilean winters are relatively mild, Chilean vineyards have suffered frost damage in the past; Generally, September and October are the most likely periods for frost damage, specially in areas closest to the Andes Mountains. The Company tries to protect its grapes against risk from frost through various preventive techniques, including the use of helicopters and stationary propellers to raise the temperature of the air by hovering over vineyards. The Company has also taken steps to protect against soil erosion and other ecological damage by using special irrigation methods.

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

Sources of Grapes and Purchased Wine

Grapes are the main raw material in the wine making process. In 2010, approximately 67% of the grapes used in the production of premium, varietal and bi-varietal wines were purchased from third parties. In addition, the Company purchased grapes and bulk wine required to produce approximately 100% of its popular wines. Prevailing prices for grapes at harvest time reflect market conditions.

Company Vineyards. In 2010, approximately 33% of the Company’s production of premium, varietal and bi-varietal wines was from grapes grown on the Company’s owned and leased vineyards in Chile. The Company believes that production of its own grapes offers greater control over costs and quality and improves reliability of supply. To that end, the Company continues to expand its grape production, specially in the premium category, in order to support the volume growth and to be able to improve and control the quality of its wines. The Company’s policy is that, to the extent possible, only grapes grown in the Company’s own vineyards are to be used to produce the Company’s premium wines.

Outside Suppliers. In order to satisfy its need for grapes for the production of premium, varietal, bi-varietal and sparkling wine not otherwise met by its own vineyards, as well as its requirements for grapes and bulk wine for 100% of its popular wines, the Company buys grapes from approximately 859 independent growers in Chile. The identity of such growers, as well as the amounts purchased from them, does not change significantly from year to year and most of these growers have been selling to the Company for many years. The main criteria used to select independent growers are geographic location, the variety of grapes grown and the grower’s farming methods. With the objective of assuring quality production, the Company offers its suppliers technical assistance based on rigorous criteria similar to that which is applied within its own wineries. The Company also purchases small quantities of grapes from entities in which several of its directors, executive officers or members of their families have an interest. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

In accordance with Chilean wine industry practice, most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year. This renewal is not compulsory and depends on the Company’s demand and seasonal market prices. In order to minimize the risk of crop loss, the agreements are entered into between January and April each year, after the grapes have begun to mature and the size of the crop can be more accurately estimated. Delivery schedules are agreed upon according to the degree of ripeness of each grape variety. The management of these outside vineyards is directed by the Company’s own technical personnel and the Company establishes standards regarding the use of pesticides, cultivation, harvest date, transportation system, sugar, acidity and Ph concentration. Selection of the grapes and approval of their quality is carried out by the Company’s technical department. The price of the grapes is proportional to the estimated alcohol content over 12% in the resulting wine. Payment for grapes obtained from independent growers is made mainly in ten interest-free installments throughout the year. In 2010, the Company had long-term contracts with up to approximately 23% of its growers.

Bulk Wine Purchases. The Company purchases wine in bulk from a number of outside suppliers for the wine used in the production of the Company’s popular wines. The Company’s technical department approves such wine purchases. Payments are traditionally made in ten interest-free monthly installments.

Vinification

The Company seeks to use the latest technology in all areas of vinification while maintaining the wine-making traditions of its founders. The Company has twelve wine-making plants in Chile which turn grapes into premium, varietal and bi-varietal wines. The locations of these plants and their production capacity in 2010 are shown below. Additionally, the Company leases plants, mostly to vinify generic grapes for the production of popular wines.

In Argentina, Trivento owns two plants for the vinification and aging of its wines. Additional capacity to meet its vinification needs is leased from third parties.

		Production 2009	Production 2010
Plant	Valley	(in millions of kilograms)	(in millions of kilograms)

Owned - Chile
Nueva Aurora	Limarí	9.1	11.2
Puente Alto	Maipo	12.9	11.2
Lo Espejo	Maipo	5.6	4.6
Cachapoal	Cachapoal - Rapel	33.1	22.7
Chimbarongo	Colchagua - Rapel	69.9	48.7
Cono Sur	Colchagua - Rapel	12.4	10.7
Peralillo	Colchagua - Rapel	2.3	3.5
Las Mercedes	Colchagua - Rapel	10.2	8.4
Lontué	Curicó	28.4	16.6
Curicó	Curicó	9.7	8.5
Lourdes	Maule	27.0	23.0
San Javier	Maule	35.0	32.6
Total Owned - Chile		255.6	201.7

Owned - Argentina:
Trivento	Maipú - Mendoza	11.8	16.8
Tres Porteñas	San Martín - Mendoza	9.5	18.5
Total Owned - Argentina		21.3	35.3

In addition, the Company’s facilities at Pirque have the capacity to produce 10.0 million bottles or 7.5 million liters of sparkling wine per year, with the incorporation of a new production line..

The Company uses a combination of epoxy-lined cement tanks, stainless steel tanks and French and American oak barrels to ferment, age and store its wine. As of December 2010, the Company’s total storage and fermentation capacity in Chile was approximately 323 million liters. Total owned capacity in Argentina was 31 million liters. Trivento rents additional storage facilities, as needed, for its operation.

The following table shows the Company’s approximate fermentation and storage capacity by type of container for the years indicated:

	December,
Type of Container	2008	2009	2010
Chile:	(in million liters)
Epoxy-lined cement tanks	185.4	193.5	216.2
Steel tanks	118.0	118.1	128.2
French and American oak barrels	10.7	11.4	10.9
Chilean wood casks	0.3	0.3	0.2
Total Chile	314.4	323.3	355.5

Argentina:
Epoxy-lined cement tanks	19.3	17.2	17.2
Steel tanks	10.6	12.5	12.5
French and American oak barrels	0.8	1.0	0.9
Total Argentina	30.7	30.7	30.6

The Company uses American and French oak barrels for the production of all its premium wines, except Late Harvest. Although the use of oak barrels increases the Company’s winemaking costs, the Company is certain that it enhances the quality of its premium wines. Oak barrels are purchased in several sizes and are treated prior to delivery in accordance with the Company’s needs. Oak barrels are used for up to two years to produce the highest quality premium wines, such as Don Melchor and are then used for another five years to enhance other wines. As of December 2010, the Company had approximately 52,500 French and American oak barrels.

French oak barrels are used to make the Company’s premium Don Melchor, Carmin de Peumo, Gravas del Maipo, Amelia, Terrunyo, Marqués de Casa Concha and Trio brand wines, while American oak barrels are used for its premium Casillero del Diablo brand wine. Most of the Company’s stainless steel tanks are fitted with cooling systems to prevent wine from losing quality at higher temperatures. All of the Company’s stainless steel tanks for use during fermentation are equipped with heating and cooling systems to regulate the temperature in the fermentation process.

Bottling

After vinification and, in the case of premium wines, aging, wine is ready to be bottled. The Company has three bottling plants near the Santiago metropolitan area: Pirque, Lo Espejo and Vespucio plants and a plant in Lontué. The Pirque bottling plant, located 28 kilometers from Santiago, is the Company’s principal bottling plant and a large amount of the Company’s premium, varietal, bi-varietal and sparkling wines are bottled there. The plant has seven bottling lines (six of them automatic, and one manual) accommodating bottles of 1.5 liter, 1 liter, 750 milliliter, 375 milliliter and 187 milliliter capacities. In addition the plant has one bag-in-box line producing 2 and 3 liters capacity formats. The facility in Pirque is equipped with the most advanced bottling and labeling equipment available and has an installed capacity of 14 million liters per month when operating three eight hour shifts per day, six days a week.

In March 2007, the Company leased a bottling plant from Viña Canepa. This plant has five bottling lines with a capacity of 4.5 million liters per month when operating three eight shifts per day, six days a week. This plant is located in Lo Espejo, in Santiago.

During 2007 the Company added a new bottling plant and logistic center—the Vespucio plant. This bottling plant includes a modern bottling line imported from Italy with a nominal capacity of 12 thousand bottles per hour when bottling 750 milliliter bottles, and 8 thousand bottles per hour when bottling 1.5 liter bottles,. This bottling line is specially designed to work large orders.

The Company’s bottling plant in Lontué, located 200 kilometers from Santiago, bottles wine in five liter glass jugs and in 0.5 liter, 1 liter, 1.5 liter and 2.0 liter Tetra Brik packages which are made of several layers of paper, aluminum and polyethylene. Similar packages are used worldwide for juice, milk, wine and other products. The Tetra Brik packaging line is completely automated. The Company has a license from Tetra Pak Chile to utilize the Tetra Brik technology and purchases pre-printed unassembled packages from Tetra Pak Chile. The Lontué plant’s Tetra Pak packaging three machines have an installed capacity of 16.9 million liters per month based on three shifts operating eight hours a day, six days a week.

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

Storage. The Company has four warehouses for finished wine with the following capacities: Pirque 306,000 cases, the Vespucio logistic center 335,000 cases, the Santa Rosa warehouse 200,000 cases and the Lo Espejo plant 358,000 cases.

Domestic Distribution. The Company has its own direct distribution capacity through its wholly-owned subsidiary, Comercial Peumo. Comercial Peumo has a network of 15 regional offices to service the entire Chilean national territory and 14 Distribution Centers. Its sales force is made up of 138 salespeople, 39supervisors, 2 regional sales managers and 4 sales managers by distribution channel. Comercial Peumo serves approximately 15,000 customers throughout Chile, making it the largest wine-oriented distribution company in Chile. The two largest single customers accounted for approximately 10.4% and 8.9% of the Company’s domestic sales in 2010.

A wholly-owned subsidiary, Transportes Viconto, transports bulk wine products between the Company’s cellars, production and bottling facilities and delivers wine products to container ships located in Chilean ports. Transportes Viconto relies on an eight truck fleet, with a complement of trailers and tanks that had transported 112 million liters in 2010 between the wine storage locations and the bottling plants.

Company Sales - Chilean Markets

Domestic Wine Sales. The Company’s domestic sales in liters, excluding sales of bulk wine, in 2009 and 2010 were approximately 74.2 million liters and 70.4 million liters, respectively, resulting in gross revenues of Ch$53,705 million and Ch$59,100 million, respectively.

The Company’s bulk wine sales fluctuate from year to year because the Company sells bulk wine in the domestic market to reduce excess inventories. In 2010, sales of bulk wine represented 0.9% of total wine sales in the domestic market.

The Company is the largest wine producer in Chile and according to AC Nielsen, in 2010, the Company had the largest share of the domestic market with a 30.7% share in terms of volume and a 26.8% share in value. The Company competes in all segments of the branded Chilean market and seeks to keep prices competitive to make its products attractive to consumers. Its variety of brands allows it to target different market segments, from its upscale premium Don Melchor to its popular wine lines, while maintaining a competitive price/quality relationship across the range.

The following tables show the Company’s total domestic wine sales in constant Chilean pesos and liters for each of the calendar years indicated:

	Domestic Wine Sales
	2009		2010
	Mill. Ch$	%	Mill. Ch$	%
Bottled wine	53,631	99.8%	59,100	99.1%
Bulk	85	0.2%	539	0.9%
Total	53,716	100.0%	59,639	100.0%

	2009		2010
	Th. Liters	%	Th. Liters	%
Bottled wine	74,235	99.8%	70,435	98.4%
Bulk	161	0.2%	1,155	1.6%
Total	74,396	100.0%	71,590	100.0%

The Chilean wine market can be divided into segments based on the price of a 750 ml bottle. The Company targets the following market segments: popular wines with prices ranging from Ch$500–999 per liter; bi-varietal (blend) wines with prices ranging from Ch$999–1,490; varietal wines with prices ranging from Ch$1,890–2,499; premium wines with prices ranging from Ch$3,690–5,000; super premium with prices between Ch$6,990–9,990; and ultra premium with prices over Ch$10,000.

Local Brands and Prices. The table below lists the Company’s major brands by segments of the Chilean wine market and approximate retail prices for each brand per 750 ml bottle as of April, 2011. Prices do not vary by type of wine within brand category.

Segment	Brand	Approximate Retail Price
		(As of April 2011 Chilean pesos)
Ultra Premium	Carmín de Peumo	90,000
	Gravas del Maipo	85,000
	Don Melchor	59,000
	Terrunyo	15,000
	Amelia	17,000
Super Premium	Marqués de Casa Concha	9,990
	Gran Reserva Serie Riberas	6,990
Premium	Trio	4,490
	Casillero del Diablo	3,690
	Late Harvest(1)	2,390
Sparkling	Subercaseaux	2,490
Varietal	Sunrise	1,890
	Santa Emiliana(2)	1,890
Bi-varietal	Frontera	1,490
Popular(3)	Exportación	1,305
	Clos de Pirque	1,300
	Tocornal	1,094
	Fressco Cooler	945

(1)	Late Harvest is a Sauvignon Blanc dessert wine which is only sold in 375 ml bottles.
(2)	The Company has a license from Viñedos Emiliana to bottle and distribute the Company’s wine domestically under Viñedos Emiliana’s labels.
(3)	Popular wine prices are per 1,000 ml.

Local Competition. The Company competes with a number of other Chilean wineries. The Company’s competitors in the premium segment are large and medium-sized Chilean wineries, mainly Santa Rita, Viña San Pedro Tarapacá S.A. (“San Pedro”), Bodegas y Viñedos Santa Carolina S.A., Viña Undurraga S.A., Viña Errázuriz S.A. and Cousiño Macul S.A.. The Company also competes, to a much lesser extent, with small Chilean wineries whose production and sales of premium wines are aimed primarily at export markets. Sales in the popular wine segment are concentrated in wines packaged in Tetra Brik packages. For the Chilean industry in 2010, Tetra Brik sales represented approximately 54% of all Chilean sales by volume in the popular wine segment. The Company believes that non-Chilean wineries have negligible sales in Chile because they find it difficult to match the price-value relationship offered by Chilean wineries, especially in the popular wine segment.

Domestic Marketing Strategy

The Company is seeking to increase its market share in all segments of the Chilean wine market, specially in the premium and varietal wine segment. The Company believes it is well positioned within this market due to its portfolio of brands, which it believes successfully competes with other wine producers in all segments of the domestic market. In 2010, we saw increases in sales of the Company’s premium wines. We also increased prices for our popular wines , in line with the objective of improving the profitability of our line of products.

In terms of distribution, the strategy of the Company is to be present in all relevant channels for wine sales in Chile, with special focus in supermarkets and the retail channel. Accordingly, the retail sector of the Company has been strengthened both in commercial and marketing terms.

Regarding the portfolio of products, the Company is permanently developing new formats and updating the presentation of its products. Advertising methods and marketing strategies differ depending on whether the targeted segment is comprised of potential consumers of the Company’s premium, varietal, bi-varietal, or popular wines. During 2010, the greatest efforts in advertising were focused on strengthening the Clos de Pirque, Casillero del Diablo, Gran Reserva and Marques de Casa Concha brands in the market through mass media campaigns, including television, radio and press.

Domestic Sales – Other Products. In the past few years, Comercial Peumo—the distribution subsidiary for the Chilean local market—has entered into new non-wine businesses, specially in the liquor and beer categories. These categories show strong growth and present an expanded business opportunity for the subsidiary. In April of 2008, Comercial Peumo signed a distribution agreement with SAB Miller—one of the three largest brewers world wide—with the aim of enhancing the Company’s presence in the imported premium beer category. Accordingly, since May of 2008, Comercial Peumo has distributed, mainly in supermarkets, Miller Genuine Draft beer. In April 2009, Comercial Peumo signed a distribution agreement with Diageo Chile Limitada and commenced wholesale distribution of Diageo’s products in Chile, which include the different domestic distribution channels, except for the largest supermarket chains. The Diageo products covered by the agreement include Johnnie Walker whisky, Pampero rum, Baileys liquors, Smirnoff vodka, Gordons gin and Jose Cuervo tequila.

Comercial Peumo sales of non-wine products in 2009 and 2010 totaled Ch$14,843 million and Ch$20,382 million respectively, with its new business area contributing 21.6% and 25.4%, respectively of sales of Comercial Peumo.

Company Sales - Export Markets

According to the Exporters’ Association, exports of Chilean wine totaled Ch$ 726,352 million (approximately US$1,552 million) and 733 million liters in 2010, representing an increase of 12.4% in value and an increase of 5.7% in volume terms, as compared to 2009.

Export Sales and Competition. The Company is the largest exporter of Chilean wines on both a volume and value basis, with market share in 2010 of 24.0% and 27.8% (including bulk) respectively, according to the Exporters’ Association. The Company’s bottled wine market share by volume and US$ value was 36.6% and 31.5%, respectively, in 2010. The Company’s closest Chilean competitor in the bottled export segment, in terms of volume and US$ value, reported the equivalent of 12.2% and 10.5% in terms of volume and US$ value, respectively.

The following table sets forth the Company’s export market share among Chilean wine producers, as a percentage of both volume and US$ value for the years 2006 to 2010:

	Export Market Share
	Total Wine		Bottled(1) Wine
	Volume	US$ Value	Volume	US$ Value
2005	22.6%	24.3%	32.2%	27.2%
2006	21.9%	25.4%	33.4%	28.3%
2007	22.2%	27.4%	34.9%	30.2%
2008	25.4%	28.3%	37.0%	31.4%
2009	23.8%	28.6%	38.4%	32.3%
2010	24.0%	27.8%	36.6%	31.5%
Source: Vinos de Chile, Exporter’s Association

(1) Bottled and bag-in-box.

Principal Export Markets. This section describes principal trends and markets for Company sales originated in Chile which include exports to third parties and sales of the Company’s distribution subsidiaries in the UK, Nordic countries,Brazil and Singapore. Company sales in the export market are distributed among the premium, varietal, bi-varietal, sparkling and popular wine segments. The Company also sells bulk wine abroad.

The Company’s bottled export sales in volume in 2009 and 2010 totaled 158 million liters and 171 million liters, respectively, resulting in revenues of Ch$251,349 million and Ch$260,199 million in 2009 and 2010, respectively.

As of December 31, 2010, the Company’s principal regional export markets were Europe, the United States, South America, Central America, Asia and Canada. Each market is unique and there are differences within markets due to variations in local regulations.

Wine Sales in Export Markets

	2009		2010
	Mill. Ch$	%	Mill. Ch$	%
Bottled wine	250,910	98.9%	260,199	99.5%
Bulk	2,795	1.1%	1,346	0.5%
Total	253,705	100.0%	261,545	100.0%

	Th. liters	%	Th. liters	%
Bottled wine	158,175	96.3%	170,927	98.2%
Bulk	6,072	3.7%	3,192	1.8%
Total	164,247	100.0%	174,119	100.0%

Percentage of Export  Sales by Volume to Regional Export Markets (excluding bulk wine sales)

Market	2008	2009	2010
Europe	52.0%	53.1%	52.4%
United States	17.9%	17.8%	15.6%
Central America, Mexico and the Caribbean	9.0%	8.4%	9.2%
South America	7.9%	7.4%	8.2%
Asia	7.3%	7.4%	8.3%
Canada	4.4%	4.1%	4.2%
Africa/Other	1.5%	1.8%	2.1%
Total	100.0%	100.0%	100.0%

Sales in Export Markets by Volume to Regional Markets

	2008	2009	2010	Var %	Var %
	Th. liters	Th. liters	Th. liters	2009-08	2010-09
Europe	75,592	84,025	89,488	11.2%	6.5%
United States	26,000	28,128	26,664	8.2%	-5.2%
Central America, Mexico and the Caribbean	13,075	13,253	15,760	1.4%	18.9%
South America	11,572	11,699	14,027	1.1%	19.9%
Asia	10,661	11,714	14,264	9.9%	21.8%
Canada	6,421	6,556	7,186	2.1%	9.6%
Africa/Other	2,147	2,800	3,539	30.4%	26.4%
Total	145,468	158,175	170,927	8.7%	8.1%

Europe. In 2010, sales to Europe increased by 6.5% in volume terms to approximately 89.5 million liters or 52.4% of Company sales volume in export markets. The Company’s European markets can be subdivided into three areas: Germany and non-wine-producing Western Europe, wine-producing Western Europe (except Germany) and Eastern Europe.

The Company believes that greater market opportunities exist in the United Kingdom, non-wine-producing countries of Western and Eastern Europe and Germany. For these countries, in 2010, the order of importance by sales for the Company was as follows: the United Kingdom, Sweden, Denmark, the Netherlands and Russia. Among these countries, the Nordic countries (Finland, Sweden, Norway and Iceland) operate under a state-controlled system where each state purchases wine and sells it in its own stores at the retail level. The Company anticipates that in the future, the monopoly system in these countries may be replaced by a private or semi-private sales structure, but believes that because its brands are well known in these areas, the Company’s sales will not be adversely affected as a result. There can be no assurance, however, that such a regulatory change would not have a material adverse effect on the Company’s sales to such markets. During 2009, the Company started the operations of its own distribution subsidiaries in the Nordic countries of Sweden, Finland and Norway. These subsidiaries are responsible for the distribution of Concha y Toro, Viña Maipo, Trivento and Los Robles wines in these markets. Total sales in these markets in 2010 reached 11.3 million liters, representing a 4.7% decrease as compared to 2009 in terms of volume.

In the United Kingdom, the Company continues to broaden direct distribution to all market segments (i.e. multiples, specialists, cash and carry, wholesalers and independent vendors) and promote on-premise consumption (e.g., sales to restaurants), through its Concha y Toro, Viña Maipo, Cono Sur Trivento and Palo Alto brands. The impact of the severe economic contraction in this market led to strong demand in the lower-priced categories and promotional offers. The strength and breadth of the Concha y Toro UK portfolio enabled it to meet this demand with a highly-competitive offer centered on the brands Isla Negra, Viña Maipo and Frontera. Although expensive promotion activities were not taken on behalf of Casillero del Diablo, it experienced a small volume growth in 2010, due to steady distribution gain in the convenience sector. In 2010, Company’s sales in the United Kingdom grew by 6.3% to 5 million 579 thousand cases, compared to a market that decreased 2% in terms of volume, which is a reflection of years of investment in the United Kingdom market, where the Company has developed strong brand recognition based on quality and competitive pricing.

The Company’s marketing strategy in Germany and the non-wine-producing countries of Western and Eastern Europe focuses on expanding the premium wine segment, particularly with the Casillero del Diablo brand and building brand recognition. Sales to Continental Europe showed growth of 5.0%, reflecting the beginning of a recovery from the economic recession experienced during 2008 and most of 2009. The Company sees great potential in this region, with the exception of important wine producing countries such as Georgia, Hungary, Bulgaria and Moldova.

In the major wine-producing countries of Western Europe (e.g., Italy, France, Spain and Portugal), where the Company faces greater competition, the Company’s marketing strategy is to shift from sales of small quantities of super-premium wines to higher volume sales of premium wines in the off trade (supermarkets and wholesale chains).

United States. Sales volume to the U.S. market, including exports from Chile and Argentina, accounted for approximately 30 million liters in 2010 and 16.2% of sales volume in export markets. Volumes decreased 1.7% in 2010, mainly as a result of a 6.4% drop in the popular premium category with a positive performance by the super premium category, with an increase of 18.7% in volume. According to the Exporters’ Association, in 2010 the U.S. market represented 16% of total Chilean bottled exports, being the second market in volume, and the Company was the leading Chilean exporter to the United States, with a market share in volume at 38.9% of total Chilean wine exported to the US. Wine markets worldwide are divided into segments according to the price range of the wines and competitors differ from one segment to another. According to the wine classification method generally used in the U.S. market, the Company believes that the following wine categories are a representation of the wines sold by the Company in the United States: ultra premium, super premium, premium and popular premium. The Company believes that the Company’s wines would be classified within such categories as follows: ultra premium —Don Melchor, Amelia and Terrunyo; super premium—Marqués de Casa Concha and Gran Reserva Serie Riberas; premium—Trio, Casillero del Diablo, Palo Alto and Xplorador; and popular premium—the Company’s varietal wines and bi-varietals, including Sunrise, Frontera and Viña Maipo varietal wines, among others.

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

Central America, Mexico and the Caribbean. The Company’s 2010 sales volume to Central America, Mexico and the Caribbean totaled 15.8 million liters or 9.2% of the Company’s exports. The primary markets for the Company’s products in this region are Mexico, Costa Rica, Panama and the Dominican Republic. The Company has marketed its wines for more than twenty years in most of the countries in this region and the Company believes it is the largest Chilean exporter of bottled wines in all of these countries. Sales in volume terms increased by 18.9% in terms of volume, showing a strong recovery in volumes after the economic downturn of 2008 and most of 2009.

South America. In 2010, sales to South America increased by 19.9% in volume terms to approximately 14.0 million liters or 8.2% of the Company’s total exports. Annual sales in Brazil increased 82% in terms of volume, as compared to 2009, confirming our decision with respect to this market’s potential. The Company is currently the leading Chilean wine exporter to most of the South American countries, with the exception of Paraguay and Venezuela. In each of these countries, the Company’s products are sold through exclusive local distributors, with the exception of Brazil where the Company opened a distribution subsidiary at the end of 2008, and in some countries, the Company’s secondary brands are sold by different distributors.

Historically, export sales to South America have been limited by economic conditions. Chilean wines have traditionally enjoyed favorable customs treatment in South American countries compared with wine produced by nations outside of the region. This advantage may end as these countries lower their tariffs or follow the global trend toward open market economies.

Recently the Brazilian government has imposed some trade barriers in the form of stamp duties. At this time we are unable to predict the impact of these stamp duties on the Company’s exports to Brazil.

Canada. In 2010, the Company’s sales to Canada increased 9.6% to approximately 7.2 million liters or 4.2% of the Company’s exports. Canada is the fourth largest national export market for the Company in volume and value terms.

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

Asia. The Asian market accounted for approximately 14.3 million liters in 2010, equal to 8.3% by volume of the Company’s exports. In 2010, sales volume to Asia increased 21.8% and 27.7% in value consistent with our objective of increasing sales in terms of value at a faster pace than volume. Japan’s growth was relevant to this accomplishment and the increase in value in the rest of Asia was significant, specially in China, Hong Kong, South Korea and Singapore. In 2010, the continued work on brand building and promotional support, fundamental for our strategy of increasing the Company’s presence and value in the region, resulted in the opening of our own local regional distribution company based in Singapore.

Other. The Company’s 2010 sales to countries in Africa and elsewhere totaled 3.5 million liters or 2.1% of the Company’s exports by volume. The largest market in this category is Mozambique.

Bulk Wine Exports. In 2010, the Company sold 3,192 thousand liters of bulk wine overseas, primarily to the United Kingdom, representing 1.8% of its exports by volume. Bulk wine sales is a spot business with no long-term commitments. Sales depend on price and availability of wine in Chile and other wine growing countries. The Company purchases almost all of the bulk wine it exports from outside suppliers. The Company expects bulk wine sales to diminish in significance as it continues to promote bottled wine sales. However, bulk wine sales may continue in countries depending on price, demand and availability for such wines.

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

In 2010, the United Kingdom, the United States, Japan, Canada and Brazil were the Company’s five largest national export markets and accounted for 57.8% of the Company’s exports by volume and 54.2% by value. The Company believes that its success in export markets is based on developing good relationships with established distributors and the good price-to-quality ratio of its products. The Company has written agreements with most of its distributors.

Independent Distributors. The Company’s exclusive agent and importer in the United States is Banfi, which imports and re-sells the Company’s products to distributors who service all 50 states. Banfi was the Company’s largest single customer in 2010, purchasing approximately 2.8 million cases of wine which represented 15.3% and 13% of the Company’s Chilean export sales by volume and value, respectively. The Company has a renewable 20-year contract with Banfi which expires in 2013. The contract prohibits the Company from selling to any other U.S. importer and prohibits Banfi from carrying other Chilean wines without the Company’s approval. Banfi carries a number of competitors’ products, including Riunite, one of the best-selling imported wines in the United States and Viñedos Emiliana. Banfi also imports wines produced by its own wineries in Italy. The Company and Banfi share the U.S. marketing costs for the Company’s wines.

Government Liquor Authorities. In Canada and the Nordic countries, the Company’s wine is sold through government liquor authorities. In such countries, products may be offered as a general listing or a specialty listing. General listings are those that are purchased by liquor boards on a regular basis and require a minimum sales level per period (which varies depending on the Canadian province and from country to country in the Nordic countries). Sales to government liquor authorities represented 11.3% and 14.0% of the Company’s export sales by volume and value, respectively, in 2010. In all provinces in Canada, the Company operates with agents that work on a commission basis and are responsible for promotion and public relations. The exceptions are Alberta and British Columbia where the local liquor boards are buying from our agents or distributors.

Own Distribution Subsidiaries. In the United Kingdom, the Company’s wholly-owned subsidiary Concha y Toro UK distributes all brands of the Company and its subsidiaries, including Concha y Toro, Cono Sur and Isla Negra, Viña Maipo, Palo Alto and Trivento.

In 2008, Concha y Toro established distribution subsidiaries in Brazil, Sweden, Finland and Norway in order to strengthen its sales in those countries. These subsidiaries started their operations during the first quarter of 2009. The Nordic subsidiaries commercialize all of the Group brands including the Argentine portfolio with the exception of Cono Sur and Canepa. In Brazil, a third party distributor also sells some brands of the Company. In 2010, the company established a distribution subsidiary for the asian market, based in Singapore, which began trading in the last quarter of 2010.

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

•
changing perception of consumers, specially in the United Kingdom and the United States, with respect to the quality of Chilean wines, thereby creating a growth opportunity for the Company for its premium and higher-priced wines;

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

Company Sales - Argentina

Argentine Business. In 1996, Concha y Toro began operations in Argentina with the establishment of Trivento winery, located in Mendoza. In recent years the subsidiary has experienced important growth and has become Argentina’s third largest export winery in terms of volume, with an 7.5% market share of all bottled wine exported from Argentina in 2010. The operating assets of Trivento primarily include a total of 1,290 hectares of land, with 1,068 hectares planted, cellars with a capacity of 31 million liters and other wine-making equipment. In 2010, Trivento had revenues of Ch$28,839 million (approximately US$55 million) and sales of 2.6 million cases.

Trivento exports amounted to Ch$ 19,365 million and shipments of 1.8 million cases, representing a 5.3% increase in value and an increase of 7.1% in the volume exported. In line with its objectives, the average price decreased by 1.7%, reflecting a price strategy that sought to protect the value of its brands.

Domestic sales were Ch$ 8,663 million, with a volume of 863 thousand cases, with a decrease of 0.9% in value and 6.6% in volume, partly explained by the domestic economic conditions. Sales in the domestic Argentine market are concentrated in the popular bottled category and represent less than 1% of total Argentine domestic consumption.

	Trivento Winery - Sales by Volume

	Export volume	Domestic volume
	(cases)	(cases)
2005	1,238,000	548,200
2006	1,416,000	700,000
2007	1,528,000	864,000
2008	1,675,000	943,600
2009	1,636,000	924,000
2010	1,753,000	863,000

Affiliated Companies

Viña Almaviva. In 1997, the Company and Rothschild S.A. formed a joint venture company, Viña Almaviva, to produce a “Primer Orden” or first-growth wine in Chile. The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto, Maipo Valley in exchange for 50% of the capital stock of Viña Almaviva.

In 2010, Viña Almaviva had revenues of Ch$3,977 million, representing an increase of 15%, compared to Ch$3,457 million in 2009. This resulted from a 18.7% increase in sales volume –mainly explained by higher volumes in the US market. Almaviva’s main markets are Korea, Japan, China, Switzerland and the United States. In 2010 and 2009, the Company recognized participation in net income from Viña Almaviva of Ch$432 million and Ch$339 million, respectively, in accordance with the equity method.

Industria Corchera. In November 2000, the Company acquired 49.6% of Industria Corchera. Currently the Company’s share in Industria is 49.96%. In 2010, Industria Corchera’s total sales amounted to Ch$12,540 million, representing a 1.7% decrease compared to Ch$12,758 million in 2009. The Company in 2010 and 2009 recognized participation in net income from Industria of Ch$551 million and Ch$394 million, respectively, in accordance with the equity method.

Southern Brewing Company Inc. (“Kross Beer”). In May 2011, the Company acquired 40% of the total shares of Kross Beer. The total price of the shares acquired amounted to Ch$1,400 million. As this transaction occurred after the year end, it has not been reflected in the Company’s Consolidated Financial Statements.

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

A new Environmental Ministry having the responsibility of defining all environmental policies and strategies, was formally created (pursuant to Law 20417. The Ministry has an Under Secretariat with six different divisions to undertake various environmental matters. Along with the new Ministry, the law also created the Environmental Impact Evaluation Service (EIES), which is in charge of environmental authorizations and permits and coordinates the actions of all governmental entities that are required to be involved in the EIA System.

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

Trademarks. The Company has Chilean registrations for the principal trademarks used in its business, including Concha y Toro, Don Melchor, Amelia, Terrunyo, Trio, Casillero del Diablo, Sunrise, Frontera, Tocornal, Maipo, Fressco and San José. Trademarks registered by subsidiaries include Cono Sur, Isla Negra, Palo Alto, Maycas del Limarí and Trivento. While the Company also has foreign registrations for many of these trademarks in most of its principal export markets, it does not have registrations for all of its trademarks in all of its export markets. As a result of the Fetzer acquisition the Company acquired a portfolio of brands which includes: Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary and the license of the brand Little Black Dress wines. The Company believes that its brands and trademarks are important to its business and is seeking to protect them through registration in many countries where they are not currently recorded.

C. Organizational Structure

The following table lists the significant subsidiaries and affiliates of the Company, the percentage of direct and indirect ownership by the Company and the respective country of incorporation:

	Direct and Indirect	Country of
Subsidiary	Ownership	Incorporation

Inversiones Concha y Toro Ltda.	100%	Chile
VCT Internacional Ltda.	100%	Chile
Comercial Peumo Ltda.	100%	Chile
Viña Cono Sur S.A.	100%	Chile
Sociedad Exportadora y Comercial Viña Maipo Ltda.	100%	Chile
Sociedad Exportadora y Comercial Viña Canepa S.A.	100%	Chile
Viña Maycas del Limarí Ltda.	100%	Chile
Transportes Viconto Ltda.	100%	Chile
Viña Palo Alto Ltda.	99.99%	Chile
Concha y Toro UK Limited	100%	United Kingdom
Cono Sur Europe Limited	100%	United Kingdom
Trivento Bodegas y Viñedos S.A.	100%	Argentina
Finca Lunlunta S.A.	100%	Argentina
Finca Austral S.A.	100%	Argentina
VCT Brasil Importación y Exportación Limitada	100%	Brazil
Concha y Toro Sweden AB	100%	Sweden
Concha y Toro Finland OY	100%	Finland
Concha y Toro Norway AS	100%	Norway
Viñedos Los Robles SPA	100%	Chile
Viña Almaviva S.A.	50%	Chile
Industria Corchera S.A.	49.96%	Chile
Concha y Toro Shanghai (Representative Agency)	100.0%	China
VCT Group of Wineries Asia Pte. Ltd	100.0%	Singapore

D. Property, Plant and Equipment

The Company’s headquarters are located at Nueva Tajamar 481, Las Condes, Santiago. The Company owns 15,348 hectares and leases 640 hectares of land throughout Chile and owns 1,290 hectares of land in Argentina. Of these, approximately 11,149 hectares are suitable for planting vineyards and as of December 2010, of which, 9,513 hectares were planted with vineyards. A majority of the remaining 4,199 hectares are comprised of roads, hills and riverbanks. The remainder is used for vinification and bottling plants, cellars and other buildings. None of the Company’s properties that are material to its business are mortgaged or otherwise encumbered.

As described in the section Item 4 — “Information on the Company — Business Overview — Vineyards.”, the Company leases 807 hectares, comprising three leases in the Maipo Valley, three leases in the Casablanca Valley and two leases in Colchagua Valley for its Cono Sur winery. All of these are long term leases expiring between 2013 and 2036.

As for equipment, the Company’s main assets include harvesting machinery, grape crushers, concrete and stainless steel tanks and barrels. As of December 31, 2010, Concha y Toro’s aggregated winemaking and cellaring capacity in Chile was approximately 355.5 million liters including 48.5 thousand barrels. In the Mendoza region, Viña Trivento owns two vinification and cellaring facilities and a bottling plant with a total capacity of 30.6 million liters.

The earthquake on February 27, 2010 affected production and storage facilities. See Item 5 — “Operating and Financial Review and Prospects —Overview”, which to date have been completely repaired.

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

Although the Company believes that it is in compliance with all applicable environmental regulations, it is still in the process of improving the water treatment systems in all of its manufacturing plants. The Company has water treatment plants or systems, owned or contracted to third parties, in all of its plants. During 2009 and 2010, the Company invested in water treatment plants resources amounting to Ch$580 million and Ch$738 million, respectively. Total investment in assets oriented to the improvement of the environment totaled Ch$2,672 million and Ch$2,528 million in 2009 and 2010, respectively.

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

Overview

Concha y Toro is principally a vertically-integrated wine producer. The Company is the largest producer of wine in Chile and also owns a winery in Argentina, Viña Trivento. The Company is Chile’s leading bottled wine exporter, top-selling winery in the domestic market and the number three bottled wine exporter by volume from Argentina.

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

After 2009, in which the wine industry was seriously affected by the global financial crisis and the economic deceleration, 2010 was beginning to show a recovery both in prices and in volume. In the Company’s principal markets, in 2009 the wine market showed adjustments in consumption and a generalized tendency toward lower-priced products. The strength of the Company’s business strategy, plus its wide range of wines and an efficient costs structure, enabled it to respond effectively to these market needs. Our wide portfolio of products, marketing strategy, and distribution network have enabled the Company to recover its growth trend in 2010, particularly in premium wines.

Consolidated sales in 2010 were Ch$374,019 million, representing a 5.5% increase over 2009. A positive performance in both the external markets increasing 2.9% by value and in the domestic market (wine and other products) growing 16.6% by value contributed to this result.

Company sales outside of Chile represented 77% of the sales revenues and were denominated in foreign currency, mainly in United States dollars, Sterling Pounds, Euros, Canadian dollars, Argentine pesos, Brazilian reais and Swedish and Norwegian crowns. In general, the strengthening of the Chilean peso against these currencies has an adverse impact in the results of the Company. To mitigate the impact of this scenario as much as possible, the Company is applying a multi-currency strategy, in line with its diversification in sales and takes forward positions as part of its hedging strategy.

In 2010, Concha y Toro had a net income of Ch$41,919 million, representing a 7.4% decrease from 2009. This result summarizes a successful commercial management in a difficult scenario, plus a favorable result from currency management, a central part of the company’s business, as described above, counterweighted by the strong appreciation of the Chilean peso , increases in the price of grapes, as a result of a strong demand, and losses in stock of bulk wine resulting from the February 2010 earthquake.

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

Introduction of International Financial Reporting Standards

In conformity with SVS Circulars No. 427, dated December 28, 2007 and No. 485, dated November 19, 2008 which relate to the process for adopting IFRS, the Company presented its financial statements in 2009 as proforma financial statements (not comparative to 2008 financial statements).

The Company reported its first quarter 2010 results as of March 2010 under IFRS for the first time, using January 1, 2010 as the IFRS adoption date. The Company has elected to compare 2010 results only with the 2009 results, using January 1, 2009 as the IFRS transition date. Previous results are not available under IFRS due to impracticability.

A. Operating Results

The following discussion should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, included in Item 18 herein. The Consolidated Financial Statements are prepared in accordance with IFRS. The following table sets forth selected Company income statement data expressed as a percentage of revenues for the years indicated, as well as year-to-year percentage changes covering the respective periods.

	Year Ended December 31,		% Change
	2009	2010	2010/2009
Revenues	100.0%	100.0%	5.5%
Cost of sales	(63.0)	(64.6)	8.2
Gross profit	37.0	35.4	1.0
Selling and administrative expenses	(23.9)	(23.3)	3.1
Operating income	13.2	12.1	-2.9
Non-operating income	0.5	0.6	33.8
Non-operating expenses	(1.6)	(1.0)	-35.6
Price-level restatement and foreign exchange losses, net	3.6	2.2	-35.9
Income tax	(2.7)	(2.6)	1.3
Net income	12.8	11.2	-7.4

Revenue Breakdown
(million Ch$ as of December 31, 2010)

	Year Ended December 31,		% Change
	2009	2010	2010/2009

Domestic market – wine	53,715	59,639	11.0%
Domestic market – other products	14,824	20,382	37.5%
Export markets	253,705	261,545	3.1%
Argentina domestic	8,723	8,761	0.4%
Argentina exports	15,656	16,869	7.7%
Other	6,971	6,822	-2.1%
Total revenues	353,594	374,018	5.8%

	Sales of Bottled Wine Breakdown
	Sales (in million Ch$)		Change
	2009	2010	2010/2009

Domestic market – wine	53,631	59,100	10.2%
Export markets	250,910	260,199	3.7%
Argentina domestic	8,723	8,663	-0.7%
Argentina exports	15,656	16,869	7.7%

	Sales (in thousand liters)
	2009	2010	2010/2009

Domestic market – wine	74,235	70,435	-5.1%
Export markets	158,175	170,927	8.1%
Argentina domestic	8,313	7,768	-6.6%
Argentina exports	12,421	13,700	10.3%

Year ended December 31, 2010 compared to year ended December 31, 2009
Figures expressed in Chilean pesos (Ch$)

Revenues. Total revenues increased 5.5% to Ch$ 374,018 million from Ch$354,419 million in 2009. Growth was led by an increase in volume in export markets and a good performance in Chile for both wine and other products, the latter resulting from increased sales in new businesses.

Domestic Market Wine. Total domestic wine sales (including bulk) increased 10.9% to Ch$59,639 million in 2010 from Ch$53,790 million in 2009. Bottled domestic wine sales increased 10.0% to Ch$59,100 million in 2010 from Ch$53,705 million in 2009. This result reflects a 5.1% decrease in volumes and a 16.0% higher average price. Bottled wine sales volumes in the domestic market totaled 70.4 million liters. Sales of bulk wine during the period totaled 1,155 thousand liters, which is equivalent to Ch$539 million.

Popular wine sales decreased 4.8%, due to the increase in average prices of 15.4%. We highlight the 18% growth in the premium category in value, driven by larger volumes of Casillero del Diablo and Marques de Casa Concha.This result therefore reflects the achievements of a focus on this segment which has sought to protect the value of our brands and focus ourselves strongly on wholesalers, liquor stores and trade channels (such as restaurants, caterers, hotels, bars and pubs).

According to AC Nielsen, domestic volumes for the industry showed an increase of 1.9 % during the year. In this scenario, Concha y Toro decreased its market share marginally by 0.8 percentage points in 2010, reaching a market share of 30.7% in volume terms.

Domestic Market–other products. Domestic sales of other products comprise the sales of liquors and premium beer carried out by the domestic distribution subsidiary Comercial Peumo, which totaled Ch$20,382 million in 2010. This represents a 37.3% increase, explained by the increase in volume and distribution of liquors and imported and domestic premium beer, following the addition of the Diageo liquor portfolio since May 2009.

Export Revenues. Total export sales (including sales of bulk wine) from Chile totaled Ch$261,545 million, representing an increase of 2.9%.

Export sales of bottled wine increased 3.5% totaling Ch$260,199 million as compared to Ch$251,349 million. This increase was driven by an 8.1% increase in volumes sold and a 4.2% decrease in average export prices in Chilean pesos, due to the appreciation of the Chilean peso against all major export currencies. In US dollars, export sales from Chile increased 12.3% totaling Ch$ 239,153 million (approximately US$ 511.0 million).

In 2010, the Company’s volumes increased 8.1%, with sales of 19 million cases as compared to 17.6 million cases in 2009. In a difficult economic environment that affected consumption in 2009, we highlight the growth achieved by the Company in key markets such as the UK, Asia and Latin and Central American countries, specially in Brazil.

Sales volumes in the UK rose 6.3%; the strength and diversity of the group’s portfolio allowed Concha y Toro UK to adapt to the needs of the market, offering highly competitive deals on the Isla Negra, Vina Maipo and Frontera lines. The Company was able to meet the requirements of our customers while at the same time protecting the positioning of our premium brands.

Shipments to Asia grew 21.8% following strong volumes in Japan, China and South Korea. In the US, sales decreased 5.2%. Sales to Canada edged up 9.6%.

Sales volume in continental Europe increased 6.7%; in this region volumes were impacted by weak economic conditions in 2009, but the beginning of a recovery in volumes was noted in the second half of 2009, and 2010 in general was a recovery year in terms of consumption in these markets. Central America/Caribbean and South America sales grew 18.8% and 20%, respectively, with strong sales in Mexico and Brazil.

Argentine Operations. Stable sales revenues at Ch$25,630 million were recorded at our Argentine business; export sales grew 7.5% while domestic sales growth was mainly flat.

In 2010, Trivento’s exports of bottled wine totaled Ch$ 16,869 million with shipments of 1.5 million cases, totaling an increase of 11.9% in volume and 7.5% in value in Chilean pesos as compared with 2009. The average price per case increased 3.7% to Ch$ 10,156 (approximately US$ 21.7) per case, following increasing sales of premium wines, in line with the Company’s strategy.

Domestic sales decreased 0.8% in value and decreased 6.6% by volume totaling Ch$ 8,663 million and 0.8 million cases respectively.

Other Sales. Other revenues comprise fees for bottling services, sales of fruit and other revenues generated in Chile and Argentina, which amounted to Ch$6,822 million in 2010.

Cost of Sales. In 2010, cost of sales rose 8.2% to Ch$241,776 million from Ch$223,444 million in 2009. Cost of sales as a percentage of total sales increased to 64.6% from 63%. This is mainly explained by a higher direct cost related to higher grape costs of the 2010 vintage impacting the second half of the year and also by the effect of the appreciation of the Chilean peso in the revenues when converting the export revenues into Chilean pesos.

Gross Profit. Gross profit increased 1.0% to Ch$132,243 million in 2010. As a percentage of sales, the gross margin decreased to 35.4% in 2010, from 37.0% in 2009. This change was the result of higher grape costs and the appreciation of the Chilean peso against all major export currencies.

Selling, General and Administrative Expenses (SG&A). Selling, General and Administrative Expenses increased 3.1% to Ch$87,107million from Ch$ 84,482 million. This increase, which is lower than the increase in sales revenues, reflects mainly the positive effect of the appreciation of the Chilean peso against foreign currencies, which impacted the commercial expenses and the SG&A expenses on foreign distribution subsidiaries. As a percentage of revenues, SG&A was 23.3% in 2010 compared to 23.8% in 2009.

Operating Income. Operating income decreased 2.9%, totaling Ch$45,136 million compared to Ch$46,493 million in 2009. The operating margin decreased from 13.1% to 12.1%. The decrease in the operating result is mainly explained by the strong appreciation in the Chilean peso and the impact of a higher wine cost (impacting the second half of the year)

Non-Operating Income. Non-operating income increased to Ch$2,211 million from Ch$1,652 million in 2009. This is mainly the result of an extraordinary revenue associated with water rights.

Non-operating Expenses (Excluding Price Level Restatement and Foreign Exchange Differences). Non-operating expenses decreased 35.9% to Ch$3,897 million from Ch$6,055 million in 2009. This resulted mainly from a decrease in interest expense. Interest expense decreased by 43.7% from Ch$5,594 million to Ch$3,149 million due to a decrease in short term debt to banks and financial institutions, a decrease in average interest rates during the year, and finally a positive effect due to currency adjustments.

Foreign Exchange Differences. Foreign exchange differences produced a gain of Ch$8,191 million in 2010 compared to a gain of Ch$12,788 million in 2009. This decrease of 35.9% between 2010 and 2009 is principally explained by a gain in price level restatement in 2009 of Ch$ 1,950 million, as compared with a loss of Ch$ 867 million in 2010.

For detail on foreign exchange differences, see Notes 27 of the Consolidated Financial Statements.

Net Income. Net income in 2010 of Ch$41,919 million decreased by 7.4%, as compared to Ch$45,278 million in 2009.

B. Liquidity and Capital Resources

Liquidity

In 2010, the Company’s main source of liquidity was cash generated by its operating activities, which amounted to Ch$38,457million. This was used to decrease the financial debt by Ch$ 11,922 million, and to finance our investments during the year. In 2009, the Company’s main source of liquidity was cash generated by its operating activities and by financing activities, which amounted to Ch$19,670 million and Ch$17,320 million, respectively. In the Company’s opinion, its working capital of Ch$141,176 million as of December 31, 2010 is sufficient for the Company’s present obligations.

On December 31, 2010, the Company had Ch$16,758 million of cash and other cash equivalents and approximately Ch$199,183 million available under undrawn bank lines of credit.

Prior to the effect of inflation in cash and cash equivalent, the Company generated positive cash flow for the years 2010 and 2009 of Ch$10,097 million and Ch$3,196 million, respectively. The effect of inflation decreased cash and cash equivalents by Ch$337 million and Ch$148 million in 2010 and 2009, respectively.

Net cash flows from operating activities were Ch$38,457 million in 2010 and Ch$19,670 million in 2009. Net cash flow provided by financing activities was negative by Ch$11,922 million in 2010 and positive by Ch$ 17,320. In 2009, the cash flow generated by financing activities was generated through a capital increase and the placement of commercial paper undertaken during the months of April and May 2009, these resources were mostly used to pay bank debt. Net cash flow used in investing activities was Ch$16,437 million in 2010 and Ch$33,794 million in 2009.

There are no material restrictions, either legal or economic, that would limit the ability of subsidiaries to transfer funds to the Company in the form of cash dividends, loans, or advances.

The Company’s total assets increased 1.4% from Ch$576,774 million at December 31, 2009 to Ch$584,916 million at December 31, 2010. The increase in total assets is due mainly to an increase in current assets, mainly driven by an increase in the cash held by the company and commercial receivables.

Current liabilities decreased 5.4%, to Ch$132,920 million at December 31, 2010 from Ch$140,544 million at December 31, 2009. This resulted mainly from a decrease in short term debt to banks and financial institutions and a decrease in accounts payable. Short term debt decreased to Ch$30,732 million in December 2010 from Ch$36,891 million in December 2009.

Long-term liabilities, corresponding to debt to financial institutions and a bond, decreased to Ch$49,959 million at December 31, 2010, from Ch$62,772 million at December 31, 2009.The main long term liability of the Company is a 21-year bond that was placed on April 26, 2005, for UF 2 million (Ch$39,442 million as of December 31, 2010) on the local market at an interest rate of 3.9% per annum. The amortization of this bond is done on semi-annual installments that began October 2009 and interest payments are done on a semi-annual basis starting April 2005. Covenants associated with the issuance of bonds payable are detailed in Note 34 to the Financial Statements — Contingencies and Restrictions. Bond covenants require the Company to maintain certain financial ratios. Among them, the Company is required to (1) maintain an indebtedness ratio (the ratio of current and long-term liabilities to shareholders’ equity plus minority interest) no greater than 1.4 times; (2) maintain, at all times, during the life of the present bond issuance, minimum equity of five million UF; and (3) maintain at all times an interest coverage ratio (the ratio of operating income plus depreciation plus operating amortization to interest expenses) of a minimum of 2.5 times. As of December 31, 2010, the Company complies with all covenants required and has a consolidated indebtedness ratio of 0.58 times, equity of Ch$370,675 million or 17.3 million UF and the interest coverage ratio is 16.4 times.

As of December 31, 2010, the Company’s total interest-bearing financial debt amounted to Ch$76,460 million of which, Ch$27,329 million was short term debt and Ch$49,131 million was long term debt with maturities to 2013 for its bank debt and 2026 for the bond debt. Around 82% of financial debt has a fixed-rate and is denominated in Pesos, U.S. dollars, Pounds Sterling and Argentine Pesos.

For further detail on interest bearing debt as of December 31, 2010, see Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

Capital Expenditures

Total capital expenditures which include additions to property, plant and equipment and other permanent investments were Ch$ 24,041 million in 2010 and Ch$32,762 million in 2009. Capital expenditures in 2010 in the agriculture area comprise the acquisition of new properties and the development and planting of vineyards in estates purchased in previous years. Investments in the oenology included the expansion of vinification and cellar capacity, acquisition of barrels and the acquisition of new cellars. In the industrial area, investments included mainly the expansion of the Vespucio bottling plant. In Argentina, new investment was oriented to vineyard development and cellar facilities. For 2011, the Company established a capital expenditure budget of approximately Ch$147,000 million (approximately US$300 million), that includes mainly the acquisition of Fetzer Vineyards and the development of the new land acquired in the previous years, the construction of storage and fermentation facilities, expansion of the bottling plants and the acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines. The following table sets forth the Company’s capital expenditures for the different areas for the years 2009 and 2010.

	Capital Expenditures(1)
	(in million Chilean pesos (Ch$))
Area:	2009	2010
Agriculture(2)	12,741	8,763
Oenology, technical and bottling facilities	17,607	8,043
Viña Trivento (Argentina)	1,739	1,511
Administration and other subsidiaries	673	952
Earthquake related investments (3)		4,773
Total	32,762	24,041

(1) The investment figures in this table correspond to amounts net of V.A.T., while figures in the Consolidated Statements of Cash Flows include V.A.T.
(2) Agriculture expenditures consist of investments in agricultural equipment and activities in order to develop new vineyards and bring them to commercial production and to maintain or expand production at existing vineyards.
(3) Earthquake related investments are expenditures necessary to recover the Company’s productive capacity after February 2010’s earthquake.

The Company expects to continue purchasing and developing vineyards and the related infrastructure needed to support future growth and may incur additional expenditures for vineyards if opportunities become available. Management reviews the capital expenditure program periodically and modifies it as required to meet current business needs.

Impact of Foreign Currency Fluctuations

Over 76% of the Company’s revenues are related to foreign sales that are denominated in U.S. dollars, Euros, Pounds Sterling, Canadian dollars, Argentine pesos, Brazilian reais and Swedish and Norwegian crowns. At the same time, approximately 35% of the Company’s expenses are also denominated in foreign currency (the Company purchases part of the bottles, corks and Tetra Brik containers in prices mainly set in U.S. dollars), creating a natural currency hedge. The Company enters into forward foreign exchange agreements to minimize its exposure to the risks of changes in foreign exchange rates. See Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

To the extent that U.S. dollar-denominated revenues exceed U.S. dollar-denominated operating costs, the Company’s results of operations will be impacted by the difference between the changes in exchange rates and the Chilean rate of inflation.

The rates of nominal appreciation of the Chilean peso against the U.S. dollar in 2009 and 2010 were 6.8% and 8.9% respectively, using average exchange rates.

The Company enters into forward foreign exchange agreements to minimize its exposure to the risks of changes in foreign exchange rates. Since 1993, the Company has attempted to balance U.S. dollar-denominated assets and liabilities. See Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

C. Critical Accounting Policies

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

The Company has contracted insurance policies which reimburse the Company for non-collection of practically all accounts receivable balances related to export sales. For details of insurance coverage in all geographical areas, refer to Note 6 of the Consolidated Financial Statements.

The Company believes that this is a critical accounting policy because of the judgment involved in accruing for possible loss estimates.

b) Income and Deferred Taxes:

Our Company and each of its subsidiaries compute and pay tax on an individual tax return basis.

Under International Accounting Standard N°12, deferred tax assets are reduced by a valuation allowance if it is reasonable to assume, that some portion or all the deferred tax asset will not be realized. In making this determination, the Company considers both positive and negative evidence and makes certain assumptions including projections of taxable income.Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

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

The Company believes its tax positions comply with the applicable tax laws and that it is adequately provided for all tax related matters. The Company is subject to examination by taxing authorities in the various jurisdictions in which it files tax returns. Specifically, the Company is routinely under examination by the Internal Revenue Service in Chile.

c) Inventories:

Raw material, products in-process, finished products and supplies, are initially valued at cost, subsequent to the initial recognition, these are valued at the lower value between the net realizable value and the cost initially recorded. Inventories of wine in bulk are valued at weighted average price, determined through the system known as absorption costing, which implies adding to acquisition direct costs and/or grapes production cost those indirect costs incurred in the agriculture process, and direct and indirect costs of the wine production process.

The Company and its subsidiaries recorded impairment for obsolescence of raw material and supplies based on technical reports and on turnover level of stocks maintained and /or from the evaluation of its future utilization.

The company considers the determination of the obsolescence of inventories as a critical accounting policy.

d) Goodwill:

According to IFRS, the goodwill amount in the value of the business or assets, has to be tested at least once a year. As such events or changes occur, the management estimates the future cash flow expected to result from the use and, if applicable, the eventual disposition of the assets and related goodwill. The key variables which management must estimate include sales volume, prices and other economic factors. Significant management judgment is involved in estimating these variables and they comprise inherent uncertainties. However, the assumptions used are consistent with our internal planning. Therefore, the management periodically evaluates and updates the estimates based on the conditions that influence these variables. If the assets are considered impaired, they are written down to fair value as appropriate. We performed the impairment tests of our goodwill and concluded that no impairment charge was necessary.

e) Property, Plant and Equipment:

Property, Plant and Equipment and Amortized Intangibles: The Company depreciates property, plant and equipment and amortizes intangibles using the straight-line method over the estimated useful lives of these assets. Estimates of useful lives are based on the nature of the underlying assets as well as the Company’s experience with similar assets and intended use. Estimates of useful lives can differ from actual useful lives due to the inherent uncertainty in making these estimates. This is particularly true for the Company’s significant long-lived assets such as vineyards, buildings, farming machinery and equipment, tanks and irrigation systems. Factors such as the conditions in which the assets are used, availability of capital to replace assets and frequency of maintenance could influence the useful lives of these assets.

The Company reviews property, plant and equipment and amortizable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated total undiscounted future cash flows directly associated with the asset are compared to the asset’s carrying amount. If this comparison indicates that there is an impairment, the amount of the impairment is calculated by comparing the carrying value to the discounted expected future cash flows expected to result from the use of the asset and its eventual disposition or comparable market values, depending on the nature of the asset. See Note 2.14 of the Consolidated Financial Statements.

f) Investments in foreign subsidiaries:

The Company has determined that its functional currency is the Chilean peso and the functional currency of each of its subsidiaries has been determined by each entity based on the economic environment in which they operate, The term foreign currency is defined as any currency other than the Chilean peso.

The definition of this functional currency relates to the fact that it is the currency that manifests or represents the transactions, facts and conditions that lie behind and are relevant to handle the operations of the Company. For this purposes, it has been considered the analysis of variables such as: sale price of its products, relevant markets for the company, financing sources, among others.

In consolidating, items from the statement of comprehensive income corresponding to entities with functional currency other than the Chilean peso have been translated to Chilean pesos using the average exchange rates. Assets and liabilities from the statement of financial position have been translated using the year-end exchange rates. Exchange differences related to the translation of net assets of these entities have been carried to equity and have been recorded in a translation reserve in a separate line.

The Company does not use a presentation currency different than that of the functional currency in the Consolidated Financial Statements.

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

94.22% of the global derivative instruments portfolio is comprised by contracts that qualify as hedging instruments. For accounting purposes these were subscribed by the Group Concha y Toro, within its financial risk management policy framework to mitigate the risks associated with exchange rate and interest rate fluctuations through currency forward contracts and interest rate swaps.

Derivatives are recorded by their fair value as of the date of the statement of the financial position. If this value is positive, these are recorded under item “Other financial assets” and if its value is negative, these are recorded within item “Other financial liabilities”, illustrating the change in its fair value in the comprehensive statement of income as described as follows, pursuant to the type of hedging to which it correspond (See Note 2.6.3 of the Consolidated Financial Statements):

-	Fair value hedging

-	Cash Flow hedging

-	Net Investment Hedging

h) Revenue recognition:

The Company sells to various locations around the world with varied sales terms and arrangements. Revenues from the sale of goods and services related to the Company’s lines of business are recognized in income when there is certainty that there has been an increase in the Company’s equity as the significant risks related to the ownership of those goods have been transferred to the buyer, the determination of the amount of revenue and cost is reliable and there is certainty that the economical benefits from the transaction will flow to the Company. Additionally, any taxes collected from customers and remitted to governmental authorities (i.e. VAT, sales, taxes or excise) are accounted for on a net basis within revenue (See Note 2.23 of the Consolidated Financial Statements)

i) Biological Assets

Within Biological Assets, the Company includes all grapevine plantations. The agricultural product (Grapes) derived from plantations under production is destined to be treated as a raw material for the wine production process.

In conformity with IAS 41, for those assets for which is not possible to determine reliably the market fair value, the Company has valued the grapevine plantations at its historic cost less accumulated depreciation and accumulated losses due to impairment.

The Company depreciates its biological assets following the straight-line method on the basis of the estimated useful lives of grapevines and subjecting the value to an impairment test each year.

j) Benefits to employees

-	Severance Indemnities

The Company’s management uses assumptions in order to determine the best estimate for these benefits. The valuation of these obligations is performed through an actuarial calculation. The assumptions used in this calculation include the pension rotation hypothesis, the mortality rate, the discount rate the expected rise in remuneration and the future permanence, among others.

Actuarial gains or losses that can occur due to variations of defined pre-established obligations are directly recorded in income or losses for the year.

Actuarial gains or losses arise from the deviations between estimates and actuality of the actuarial hypothesis behavior or in the reformulation of the established actuarial hypothesis.

k) Provisions

Provisions are recorded when related to present obligations, legal or assumed, generated as a result of a past event for whose payment is expected in the future, but there is no absolute clarity in its amount or maturity.

l) Intangible Assets

-	Industrial Brand Rights

The Company owns trademarks and other intellectual property which, as determined by the Company, are registered with applicable trademark offices and are protected under applicable intellectual property laws for a finite period of time. The Company’s trademarks and other intellectual property are recorded at the registration cost and are amortized over their useful lives.

-	IT Programs

Licenses for IT programs acquired are recorded at net historic cost net of amortization. These costs are amortized during its estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as expense when incurred.

-	Research and development

Research and development expenses are recognized as expenses when incurred. The Company has no significant material disbursements for these concepts during the years ended December 31, 2010 and December 31, 2009.

-	Water Rights

Water rights acquired by the Company correspond to usage rights associated with agricultural land and are recorded at historic cost. These are recognized at its purchase value and, given that such rights are in perpetuity, they are not amortized. However, the Company evaluates these water rights with respect to impairment on an annual basis.

Water rights prior to the Company’s transition to IFRS are presented at its value restated by inflation and reduced by the related accumulated depreciation.

According to IFRS, the value of the water rights, recognized in our assets, has to be tested at least once a year.

-	Easement Rights

Rights related to easements correspond to the amounts in acquisition of rights of way, between several co-owners from the area (access to allotments, aqueduct transit, and power lines), on agricultural land of the Company, in addition to those of its subsidiary Viña Cono Sur S.A. These rights are in perpetuity, are not amortized, and are subject to “impairment test” on an annual basis, restating the value in case the related market value is lower, based on the last transactions performed by the Company.

D. Research and Development

The company’s efforts in the area of research and development do not involve a significant expense as it mainly relies on Chilean and foreign companies and institutes for technical assistance and technology transfers.

Viña Concha y Toro has formed part of the Vine and Wine Business Technology Consortium (Vinnova) since 2006, together with other industry company members of Vinos de Chile A.G. (a wineries association) and the local universities Pontificia Universidad Católica de Chile, Universidad de Santiago and Universidad de Concepción. The company has channeled resources through these institutions for research in the agricultural and enological areas.

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

E. Trend Information

The most significant trend affecting the Chilean wine industry and the Company’s results most recently has been the global economic downturn which has impacted consumption in general in late 2008, 2009 and part of 2010. Since 2010, the industry is experiencing a recovery in the previous consumption level of wine in major export countries, with interesting commercial opportunities in new consumer areas such as Asia and Latin America in general. During the recession years, the wine market showed adjustments in consumption and a generalized tendency toward lower-priced products. In those years, the Company responded with a highly-competitive offer of its larger-volume brands, although this had an impact on the operating result of 2009. Since 2010, the width and depth of the Concha y Toro portfolio, its ability to respond quickly and address market demands, and its clear branding strategy have allowed the Company to improve its sales generally, in particular sales of its premium wines.

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

In the domestic market, the Company has faced a challenging market situation of increasing competition with sluggish consumption in the popular (Tetra Brik) wines segment in favor of its main substitute, beer. Actually, according to AC Nielsen wine consumption in Chile declined by around 0.7% in 2009 and increased by 0.3% in 2010. In this context, the Company’s efforts in this market were oriented to improving profitability. In this line, the company has focused on the premium segment, which as shown an interesting growth opportunity. The Company will continue to evaluate its domestic strategy in relation to its lower-priced wines.

In the export markets, the Company has faced increasing competition in some key markets resulting in falling prices or increasing marketing needs. However, the Company has been able to compete successfully, with export sales increasing strongly in volume terms, offset partially by appreciation of the Chilean peso, and an increase in its premium wines sales during 2010. The most important region for the Company in terms of volume for the past three years has been Europe, and specially the UK. The Company expects this trend to continue in the future. The establishment of a subsidiary in the United Kingdom has allowed the Company to strengthen its position in this market. The Company believes it is very well established in Continental Europe, the United States and Latin America.

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

F. Off - Balance Sheet Arrangements

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

G. Tabular Disclosure of Contractual Obligations

The table below is a summary of the Company’s contractual obligations as of December 31, 2010:

	Payments due by period

		Less than	1 - 3	3 - 5	More than
	Total	1 Year	Years	Years	5 Years
	(in millions of Ch$)
Contractual Obligations
Long-term debt obligations(1)	88,525	7,204	23,847	12,220	45,254
Capital lease obligations(2)	3,796	747	763	428	1,858
Financial leasing interests	86	62	24	—	—
Interests payable to banks and bonds obligations(3)	12,636	2,025	2,685	2,291	5,635
Purchase obligations(4)	44,404	15,777	21,569	6,774	284,000
Total	149,447	25,815	48,888	21,713	53,031

(1)	Includes Payables to Banks, bonds, leasing, related accounts, provisions and deferred taxes.
(2)	Corresponds to obligations from leases of real estate properties, classified as capital leases for accounting purposes.
(3)	Corresponds to payables to banks and bonds interests, whose rate of interest is fixed and variable.
(4)	Corresponds to payment obligations related to the grape and wine contracts.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

At the annual general shareholder’s meeting held on April 25, 2011, the entire Board of Director was subject to election. The directors elected for a new three year term were Alfonso Larraín Santa María, Rafael Guilisasti Gana, Mariano Fontecilla de Santiago Concha, Francisco Marín Estévez, Pablo Guilisasti Gana, Sergio de la Cuadra Fabres and Jorge Desormeaux Jiménez.Mr.Christian Skibsted Cortés ended his service as director of the Company.

The following table lists each director of the Company, his current position, his age as of May 31, 2011, years with the Company and year of appointment to the Board of Directors:

			Years with	Current
		Age at May 31,	the	Position
Name	Position	2011	Company	Held Since
Directors:
Alfonso Larraín Santa María	Chairman	74	41	1998
Rafael Guilisasti Gana	Vice Chairman	57	32	1998
Mariano Fontecilla de Santiago Concha	Director	86	36	1995
Francisco Marín Estévez	Director	68	28	1982
Pablo Guilisasti Gana	Director	56	6	2005
Sergio de la Cuadra Fabres	Director	69	6	2005
Jorge Desormeaux Jiménez	Director	60	Less than 1 year	2011

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

Sergio de la Cuadra Fabres, Director
Mr. De la Cuadra is a Commercial Engineer from the Pontificia Universidad Católica de Chile, M.A. and Ph.D. © from the University of Chicago (1968). His broad and outstanding professional career includes the country’s most important monetary institutions, particularly as Director, Vice President and President of the Banco Central de Chile (Central Bank of Chile) and as Minister of Finance in 1982. Mr. De la Cuadra has also been a Director of the Chilean Electronic Stock Exchange and an international consultant to several Latin American countries.

Currently he is also a Director of other well-known Chilean companies like Pesquera Itata S.A., Industrias Ceresita S.A., Nibsa S.A. and Petroquim S.A. and is a member of the Council of the Economics and Administrative Sciences Faculty of the Pontificia Universidad Católica.

Jorge Desormeaux Jiménez, Director
Graduated as Commercial Engineer from Catholic University of Chile in 1973. In 1974 he was awarded a Fulbright Scholarship to follow a Ph. D. Program in Economics at the Massachusetts Institute of Technology (MIT).

Since 1979 he has been Associate Professor at the Economics Institute of Catholic University, in the areas of Macroeconomics and International Economics. Since 1999 he has also taught at the MBA Program of that university.

Since 1985, he also worked as consultant to banks, several companies and international organizations.

On December 1999 he became a Member of the Board of the Central Bank of Chile for a period of 10 years. On December 2007 he was elected Vice President of the Central Bank of Chile for a period of two years, completing his term as Board Member in December 2009.

In 2005 he joined the Board of Directors of Universidad Diego Portales, a position he still holds. On May 2010 he joined the Board of Directors of AntarChile, and became Economic Adviser to Banco de Chile. In April 2011 he joined the Board of Viña Concha y Toro as an independent director. He is also an economic consultant to several domestic companies and financial institutions.

On August 2010 he was designated Chairman of the Commission on Reform of Financial Sector Oversight and Regulation.

Senior Management

The following table lists each executive officer of the Company, his or her current position, his or her age as of March 31, 2011, years with the Company and year of appointment as an executive officer:

		Age at	Years	Current
		March 31,	with the	Position
Name	Position	2011	Company	Held Since
Eduardo Guilisasti Gana	General Manager (Chief Executive Officer)	58	32	1989
Andrés Larraín Santa María	Agricultural Manager	72	37	1978
Carlos Saavedra Echeverría	Engineering and New Projects Manager	66	37	1992
Osvaldo Solar Venegas	Corporate Administration and Finance Manager (Chief Financial Officer)	49	23	1992
Cristián Ceppi Lewin	Corporate Export Manager South Zone	44	20	2001
Thomas Domeyko Cassel	Corporate Export Manager North Zone	44	17	2001
Cristián López Pascual	Corporate Export Manager Asia	39	15	2010
Carlos Halaby Riadi	Oenology Manager	58	21	1997
Enrique Tirado Santelices	Head Oenologist Don Melchor	44	18	2001
Daniel Duran Urízar	Process and Information Technology Manager	39	16	2010
Isabel Guilisasti Gana	Marketing Manager Origin Wines	53	14	2004
Giancarlo Bianchetti G.	Corporate Export Manager USA	39	11	2010
Tomás Larraín León.	Supply Contracts and New International Businesses	44	20	2009
Juan Cristóbal Goycoolea N	Marketing Manager Global Brands	36	11	2010

Subsidiaries
Cristián Canevaro Jaramillo	General Manager Comercial Peumo	49	8	2006
Adolfo Hurtado Cerda	General Manager Viña Cono Sur	39	13	2000
José Jottar Nasrallah	General Manager Trivento	40	11	2009
Paul Konar Elder	General Manager Viña Maipo y Viña Palo Alto	37	14	2010

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

Daniel Duran, Process and Information Technology Manager
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

Giancarlo Bianchetti, Corporate Export Manager USA
Commercial Engineer. Joined the Company’s marketing department in 2000. In 2001, he took responsibility for the brands Casillero del Diablo, Frontera and Sunrise. He has headed the promotion and global campaign for Casillero del Diablo. In 2004 named Marketing Manager Global Brands. Since 2008 he is also responsible for the Sustainable Development Area.

Juan Cristóbal Goycoolea Nagel, Marketing Manager Global Brands
Commercial Engineer. Joined the Company’s marketing department in 2000. In 2008 was appointed Marketing Manager for subsidiaries wineries. In 2010 he was appointed Marketing Manager for Global Brands.

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

Paul Konar Elder, General Manager Viña Maipo & Viña Palo Alto
Agriculture Engineer. Joined the Company’s commercial department in 1997. In 2006 he was appointed Export Manager for the North Region. In 2010 he was named as General Manager for Viña Maipo and Viña Palo Alto.

Family Relationships
Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana, Pablo Guilisasti Gana and Isabel Guilisasti Gana are siblings. Mr. Alfonso Larraín Santa María and Andrés Larraín Santa María are brothers. Carlos Saavedra Echeverría is their brother-in-law. Tomás Larraín León is the son of Andrés Larraín Santa María.

B. Director and Officer Compensation

In accordance with the Company’s By-Laws, directors’ compensation for any given fiscal year is determined annually at the general shareholders’ meeting occurring in the immediately following fiscal year. Compensation paid in 2010 in respect of 2009 equaled 1.3% of the net profits of the Company. The amount of 300 UF per month has been allocated to cover the executive responsibilities of the chairman of the Board.

The following table sets forth the compensation paid to each of the directors of the Company in 2010 and in 2009.

	Directors’ Compensation
	Total Compensation
	(in thousands of Ch$)
	2010	2009
Attendance:
Alfonso Larraín Santa María	94,630	75,325
Rafael Guilisasti Gana	94,630	75,325
Francisco Marín Estévez	94,630	75,325
Mariano Fontecilla de Santiago Concha	94,630	75,325
Sergio de la Cuadra Fabres	94,630	75,325
Pablo Guilisasti Gana	94,630	75,325
Christian Skibsted Cortés	94,630	75,325
Remuneration:
Alfonso Larraín Santa María	76,287	75,555
Remuneration Directors’ Committee:
Rafael Guilisasti Gana	4,207	3,782
Sergio de la Cuadra Fabres	4,628	4,202
Christian Skibsted Cortés	4,628	4,202
Total	752,160	615,016

For the year ended December 31, 2010, the aggregate amount of compensation paid by the Company to senior managers, managers and to managers of the Company subsidiaries, totaling 110 executives, was approximately Ch$8,818 million. Individual senior manager’s compensation disclosure is not required under Chilean law and it is not otherwise publicly disclosed by the Company.

C. Board Practices

Members of the current Board of Directors were elected at the annual general shareholders’ meeting held on April 25, 2011 and will serve until April 2014, assuming no vacancies occur. The Company’s executive officers are appointed by the Board of Directors and hold office at the discretion of the Board.

There are no service contracts between the directors of the Company and the Company or any of its subsidiaries providing for benefits upon termination of a director’s employment.

In compliance with the current Chilean rules and regulations, a Directors’ Committee was established at the Company on May 23, 2001. At the Board of Directors meeting of April 25, 2011, Jorge Desormeaux Jiménez replaced Christián Skibsted Cortés as member of the Directors’ Committee. As of April 25, 2011, the Directors’ Committee members are Sergio de la Cuadra Fabres (President), Jorge Desormeaux Jiménez and Rafael Guilisasti Gana. The primary functions of the Directors’ Committee include:

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

The Directors’ Committee convened on thirteen separate occasions during the fiscal year 2010. The following were among the principal activities of the Directors’ Committee during 2010, Annual Activity Report:

At a meeting held on January 28, the Committee reviewed and approved the Internal Audit Periodic Report previously informed by the administration of the Company. In turn, the Committee approved a proposal of KPMG for services.

At a meeting held on February 25, the Committee reviewed the Management Letter (Final Report on Internal Control) prepared by the external auditors KPMG with respect to fiscal year 2009. It was concluded that there were no important weaknesses, and therefore, the Committee proceeded to approve the Audited Financial Statements of the Company for 2009.

At a meeting held on March 25, the Committee approved a donation to “Fundación Casa Básica” to help with the post-earthquake reconstruction process.

At a meeting held on April 22, the Chief Financial Officer presented to the Committee financial statements prepared in accordance with the IFRS standards. The financial statements were approved by the Committee. The Committee proposed to the Board of Directors to have KPMG as External Auditors for fiscal year 2010. Finally, the Committee approved transactions with related parties.

At a meeting held on May 27, the Committee discussed the Internal Audit Quarterly Report with special attention to matters relating to the Company’s foreign subsidiaries Trivento Bodegas SA, VCT Brazil, Concha y Toro UK. The Committee approved this report which provided guidelines for optimizing the audit management.

At a meeting held on June 30, the Committee received the audit partner of KPMG, Mr. Benedicto Vásquez, who spoke before the Committee regarding the Company’s Annual Report on Form 20-F for the 2009 fiscal year, the delivery of which is required for entities registered with the Securities and Exchange Commission (SEC).

At a meeting held on July 29, the Committee received the purchase transactions report of grapes and wines with related and non-related parties.

At a meeting held on September 7, the Committee reviewed the semi-annual financial information of the Company. The audit partner of KPMG, Mr. Benedicto Vasquez, reported that there were no significant audit adjustments to be made in the financial statements on June 30, 2010. The Committee approved the report submitted to the Board.

At a meeting held on November 9, the Committee reviewed and approved the quarterly financial information of the Company and agreed to its submission to the Board of the Company.

From time to time, the Committee reviews and discusses potential transactions with related parties and reports provided by the Company’s internal and external auditors.

Finally, the last session of the year dated on December 23, the Committee reviewed and approved the Preliminary Report of Internal Audit and the Internal Control Report of the Company (Management Letter) issued by KPMG. It was agreed to present reports to the Board. Finally, the Committee approved the report about remunerations and compensations of senior executives and managers of the Company.

According to Chilean Corporation Law, the remuneration of each member of the Committee cannot be less than a third of the remuneration set for the members as a member of the Board of Directors. The Shareholders Meeting approved the remuneration for each member of the Committee for an amount equal to a third of the remuneration that they received as directors of the Company.

The ordinary shareholders approved an operating budget for this Committee of Ch$ 25.0 million annually. During fiscal year 2010, the Committee engaged external professional advice for the amount of Ch$15.6 million.

Since April 2011, the members of the Audit Committee are: Sergio de la Cuadra Fabres, Jorge Desormeaux Jiménez and Rafael Guilisasti Gana. Sergio de la Cuadra Fabres and Jorge Desormeaux Jiménez are independent directors while Rafael Guilisasti is not independent. Mr. Guilisasti is relying on an exemption of the Listing Standards relating to Audit Committees of Rule 10A-3 promulgated under the Exchange Act. See Item 16.D. — “Exemptions from the Listing Standards for Audit Committees.”

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

D. Employees

As of December 31, 2008, 2009 and 2010, the Company’s Chilean operations had, 2,328 , 2,543 and 2,732 employees, respectively. Personnel employed in the foreign subsidiaries totaled 392 employees as of December 31, 2010. The Company also hires temporary workers during the harvesting season, which in 2010 averaged 1,455temporary workers.

Eight labor unions represent an aggregate of approximately 680 of the Company’s employees (approximately 138 administrative employees, 77 sales employees and 465 plant employees). Labor relations with unionized personnel are governed by collective bargaining agreements negotiated in 2009-2010 that expire in 2011–2012. The Company believes that it currently has a good working relationship with its labor unions; however, the Company is unable to predict the outcome of any future negotiations with such labor unions. Regarding the contract that expired in 2010, the negotiations were finished and the Company formalized without any problems. There are two contracts that expire in November 2011; both parties intend to negotiate and the Company expects to formalize without any problems.

In certain circumstances, the Company pays severance benefits equivalent to five labor days for each year of services rendered by the employee. The Company has agreed with one labor union (representing ten of its workers) to pay such severance benefits to their members in all circumstances. Additionally, the Company has agreed with the 299 employees covered by one collective bargaining agreement to pay the equivalent of 5 days salary for each year of service in all circumstances. Under Chilean law, all employees who are terminated for reasons other than misconduct are entitled to the basic payment of one month’s salary for each year worked, or a six-month portion thereof, subject to a limit of 11 months’ severance pay for employees hired after August 4, 1981 with a maximum of UF 90 per year (approximately Ch$ 1.96 million). Severance payments to employees hired before August 14, 1981 are not subject to these limits.

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

E. Share Ownership

The following table reflects the number of shares owned indirectly by the directors and executive officers and their percentage ownership of the Company at April 30, 2011. Executive officers not listed do not own shares.

Share Ownership of Directors and Senior Management(1)

	No. of Shares	% of Total
	Owned	Subscribed Shares(2)
Eduardo Guilisasti Gana(3)	177,327,241	23.7%
Rafael Guilisasti Gana(3)	175,858,736	23.5%
Pablo Guilisasti Gana(3)	176,762,593	23.7%
Isabel Guilisasti Gana(3)	3,463,838	0.5%
Alfonso Larraín Santa María(4)	79,064,300	10.6%
Francisco Marín Estévez(5)	64,621,796	8.7%
Mariano Fontecilla de Santiago Concha(6)	27,172,906	3.6%
Osvaldo Solar Venegas(9)	169,558	—	(7)
Thomas Domeyko C. (10)	24,049	—	(7)
Cristián Ceppi Lewin (11)	50,294	—	(7)
Carlos Halaby Riadi(12)	174,186	—	(7)
Adolfo Hurtado Cerda(13)	173,771	—	(7)
Enrique Tirado Santelices(14)	10,876	—	(7)
Daniel Durán Urízar(15)	10,286	—	(7)
Giancarlo Bianchetti Gónzalez(16)	8,286	—	(7)
Cristián Canevaro Jaramillo(17)	5,020	—	(7)
Cristóbal Goycoolea Nagel (17)	6,040	—	(7)
José Jottar Nasrallah (18)	4,205	—	(7)
Paul Konar Elder (19)	7,030	—	(7)

Directors and Executive Officers in the aggregate	359,134,893	48.08%

(1)	Shares held directly and indirectly through investment companies and not individually owned.
(2)	Calculated on the basis of 747,005,982 outstanding shares on April 30, 2011.
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

(7)	Less than 1%.
(8)
Mr. Osvaldo Solar Venegas is the Company’s Corporate Administration and Finance Manager. Mr. Osvaldo Solar is Director of Cultura Nacional, foundation that holds 26,964,775 shares of the Company. Mr. Solar’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(9)	Mr. Thomas Domeyko C. is Corporate Export Manager North Zone. Mr. Domeyko’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(10)	Mr. Cristián Ceppi L. is Corporate Export Manager South Zone. Mr. Ceppi’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(11)	Mr. Carlos Halaby R. is Eonology Manager. Mr. Halaby’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(12)	Mr. Adolfo Hurtado C. is General Manager of Viña Cono Sur. Mr. Hurtado’s address is c/o Viña Cono Sur, Avenida Nueva Tajamar 481, Torre Sur, Piso 21, Santiago, Chile.
(13)	Mr. Enrique Tirado S. is Oenology Manager Don Melchor. Mr. Tirado’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(14)	Mr. Daniel Durán U. is Technology and Information Manager. Mr. Durán’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(15)	Mr. Giancarlo Bianchetti G. is Markting Manager Global Brands. Mr. Bianchetti’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(16)	Mr. Cristián Canevaro J. is General Manager Comercial Peumo. Mr. Canevaro’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(17)
Mr. Cristóbal Goycolea Nagel is Marketing Manager for Global Brands. Mr. Goycolea’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(18)	Mr. Jose Jottar Nasrrallah is General Manager of Trivento. Mr. Jottar’s address is c/o Trivento Bodegas y Viñedos S.A., Canal Pescara 9347, Russell C.P. 5517, Maipu, Mendoza, Argentina.
(19)	Paul Konar Elder is General Manager of Viña Maipo and Viña Palo Alto. Mr. Konar’s address is c/o Viña Palo Alto, Virginia Subercaseau 210, Pirque, Santiago, Chile.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company’s only outstanding voting securities are the shares of its Common Stock. According to the Company’s shareholder records, the Company’s 747,005,982 shares of Common Stock outstanding were held by 1,402 shareholders of record as of April 30, 2011. There are no differences in the voting rights of the shareholders.

The principal shareholders of the Company are Rentas Santa Bárbara S.A. (“Santa Bárbara”), Inversiones Totihue S.A. (“Totihue”), AFP Provida S.A., AFP Habitat S.A., Inversiones Quivolgo S.A., AFP Capital S.A., Fundación Cultura Nacional (“Cultura Nacional”), The Bank of New York (according to Circular 1375 issued by the S.V.S. on February 12, 1998, hereinafter “Circular 1375 S.V.S.,” which states that the Depositary shall be the shareholder of record of the shares underlying the ADS), Inversiones GDF S.A., AFP Cuprum S.A., Constructora Santa Marta Ltda. (“Santa Marta”), La Gloria Ltda. (“La Gloria”), Banchile Fondos Mutuos, Banco Itaú (third party account Chapter XIV), and Banco de Chile (third party account Chapter XIV).

Santa Bárbara and Totihue are investment companies controlled by Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”). Inversiones GDF S.A., Santa Marta, La Gloria and Quivolgo are investment companies controlled by directors of the Company.

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

Direct Share Ownership of Principal Shareholders

	As of December 31st,
	2009		2010		As of April 30, 2011
		% of Total		% of Total		% of Total
	No. of Shares	Subscribed	No. of Shares	Subscribed	No. of Shares	Subscribed
Principal Shareholders	O wned	Shares	Owned	Shares	Owned	Shares

Inversiones Totihue S.A. (2)	87,615,431	11.73%	87,615,431	11.73%	87,615,431	11.73%
Rentas Santa Bárbara S.A. (2)	85,274,628	11.42%	85,274,628	11.42%	85,274,628	11.42%
Inversiones Quivolgo S.A.(4)	28,831,551	3.86%	30,032,000	4.02%	30,032,000	4.02%
AFP Provida S.A. (3)	43,327,829	5.80%	32,794,000	4.39%	29,517,046	3.95%
AFP Habitat S.A. (3)	33,821,696	4.53%	29,334,839	3.93%	27,131,698	3.63%
Fundación Cultura Nacional (5)	26,964,775	3.61%	26,964,775	3.61%	26,964,775	3.61%
Inversiones GDF S.A. (6)	24,439,851	3.27%	24,439,851	3.27%	24,439,851	3.27%
AFP Capital S.A. (3)	27,453,485	3.68%	26,184,511	3.51%	24,434,803	3.27%
Constructora Santa Marta Ltda. (7)	22,293,321	2.98%	22,293,321	2.98%	22,293,321	2.98%
AFP Cuprum S.A. (3)	14,128,040	1.89%	24,541,425	3.29%	20,919,245	2.80%
Banco de Chile Cta de Terceros	19,404,496	2.60%	16,895,434	2.26%	18,708,991	2.50%
Banco Itau Cta de Terceros	9,575,652	1.28%	17,413,005	2.33%	18,425,359	2.47%
The Bank of New York (1)	24,765,040	3.32%	16,641,340	2.23%	16,751,900	2.24%
Inversiones La Gloria Ltda.(4)	15,682,332	2.10%	16,082,332	2.15%	16,082,332	2.15%
Banchile Fondos Mutuos	16,082,332	2.15%	13,159,209	1.76%	15,391,027	2.06%
Total Largest 15 Shareholders	479,660,459	64.22%	496,666,101	62.87%	463.982.407	62.11%

Other Shareholders	267,345,523	35.78%	248,339,881	33.24%	283,023,575	37.89%

Total	747,005,982	100%	747,005,982	100%	747,005,982	100%

(1)	Depositary Bank for the ADS.
(2)	Investment Company controlled by the Guilisasti Family (“Family Principal Shareholders”).
(3)	Chilean Pension Fund.
(4)	Investment Company controlled by Mr. Alfonso Larraín Santa María.
(5)	Cultura Nacional is a Chilean non profit institution. Shares are attributed to Mr. Alfonso Larraín, its Chairman.
(6)	Investment Company controlled by Mr. Mariano Fontecilla de Santiago Concha.
(7)	Investment Company controlled by Mr. Francisco Marín Estévez.

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

B. Related Party Transactions

In the ordinary course of its business, the Company engages in transactions with its affiliates. In addition, the Company has engaged in transactions with directors and executive officers of the Company. A detail of transactions realized with subsidiaries or related parties is presented in Note 10 to the Consolidated Financial Statements – Balances and Transactions with Related Parties– .The principal transactions with such related parties during the last three fiscal years are as follows:

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

In 2010, the Company recognized Ch$928 million in revenues from Viñedos Emiliana, or 0.25% of total revenues, including mainly revenues from sales in bottling fees and sales of raw materials. In 2010, the Company paid Viñedos Emiliana Ch$295 million in licensing fees. The Company recognized revenues from Viñedos Emiliana of Ch$952 million in 2009. The Company paid Viñedos Emiliana Ch$248 million in 2009 in licensing fees.

From time to time, the Company engages in other transactions with Viñedos Emiliana, including purchases of wine in bulk at market prices, grapes and other raw materials. In 2010and 2009 total purchases from Viñedos Emiliana totaled Ch$508 million and Ch$479 million respectively.

Frutícola Viconto (“Frutícola”). Frutícola is the Company’s principal customer for fruit. In 2010 and 2009 the Company sold Ch$9.7 million and Ch$9.6 million, respectively, of fruit to Frutícola for export. The Company also purchases grapes from Frutícola for vinification. In 2010, the Company did not purchase any fruit from Frutícola. In 2009 the Company purchased Ch$10.7 million of grapes from Frutícola. Frutícola is a Chilean corporation (sociedad anónima abierta) listed on the Chilean Exchanges. Frutícola was formerly a subsidiary of the Company until 1986 when the Company distributed Frutícola shares to the Company’s then existing shareholders.

The Company and Frutícola are under common control. Two of the Company’s seven directors are members of Frutícola’s seven-member Board of Directors (Rafael Guilisasti Gana and Pablo Guilisasti Gana). Mr. Andrés Larraín Santa María, the Company’s Agricultural Manager and Mr. Felipe Larraín Vial, son of the Company’s Chairman, are also directors of Frutícola. Certain Principal Shareholders directly and indirectly own approximately 57.11% of the outstanding common stock of Frutícola.

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

Industria Corchera is the primary cork supplier for the Company. The Company purchased Ch$6,853 million and Ch$6,878 million of cork and other raw material from Industria in 2010 and 2009 respectively. The Company believes that the price and terms it receives from Industria Corchera are equivalent to those available from its other cork suppliers. Mr. Osvaldo Solar Venegas, the Company’s CFO is director of Industria Corchera.

Viña Almaviva. Viña Almaviva is a 50-50 joint venture company between the Company and Baron Philippe de Rothschild. The Company purchases from Almaviva used French oak barrels (used during one aging season) and the Almaviva wine that is sold in Chile through Comercial Peumo. Total purchases from Almaviva in 2010 and 2009 were Ch$583 million and Ch$416 million respectively. In addition, the Company sells to Almaviva raw materials and services. Sales to Almaviva totaled in 2010 and 2009, Ch$125million and Ch$82 million respectively.

Related Transaction With Entities in Which the Directors and Executive Officers Have an Equity Interest. The Company purchases small quantities of grapes, plants and other services from entities in which several of its directors, executive officers or members of their families have interests. In 2010 and 2009, the Company purchased an aggregate of approximately Ch$3,647 million and Ch$3,223 million respectively, of such goods and services from such entities, and sold grapes to these entities for Ch$ 166 million in 2010 and Ch$ 213 million in 2009.

Other. Besides formal requirements, Title XVI and specially article 147 of the Chilean Corporation Law demand to Open Corporations that any relevant Company’s transactions with related parties shall only be celebrated if actually contributes to the social interest and if it subject to terms and conditions customarily prevailing in the market at the time of it approval. Directors, managers and principal officers of companies that violate Article 147 are liable for losses resulting from such violation. In addition, Article 147 of the Chilean Corporation Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be immediately informed by the compromised Director to the boards of directors and shall only be approved if the absolute majority of the directors consider that the transaction is beneficial for the social interest. Chilean law requires that an interested director abstain from voting on such a transaction. If the absolute majority of the director is obliged to abstain for voting on any particular transaction, the transaction shall only be approved unanimously by the not involved directors or by an a extraordinary shareholders meeting. See Item 10 — “Additional Information — Estatutos (By-Laws) — Directors” for further information relating to conflict of interest transactions. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholder’s meeting. Violation of Article 147 may result in administrative or criminal sanctions and civil liability to the Company and shareholders or interested third parties who suffer losses as a result of such violation. The Company believes that it has complied with the requirements of Article 147 in all transactions with related parties during fiscal year 2010.

For additional information concerning the Company’s transactions with affiliates and other related parties, see Note 10 to the Consolidated Financial Statements — “Balances and Transactions with Related Parties.”

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

The following table presents wine exports by volume, in Chilean pesos and as a percentage of total sales for the last two years.

Exports by Volume and Value
	2009	2010
Exports (thousand – liters)	176,668	187,819
% of total sales	68.1%	70.2%
Exports (Ch$ million)	269,361	278,414
% of total sales	76.2%	74.4%

Legal and Arbitration Proceedings

The Company is not involved in any litigation or arbitration proceedings which, if determined adversely to the Company, individually or in the aggregate, would have a material adverse effect on the Company and its subsidiaries taken as a whole, nor to the Company’s knowledge are any such proceedings threatened.

The subsidiary of the Company in Argentina, Trivento Bodegas y Viñedos S.A, is involved in two legal procedures with the Argentinean Federal Tax Bureau (“AFIP”). AFIP has challenged Trivento’s revenue declarations for years 2002, 2003 and 2004. If the court ultimately decides against Trivento, Trivento could be required to pay an aggregate amount equivalent to approximately Ch$ 3,000 million (approximately US$ 6.5 million).

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

The Company’s dividend policy approved at the general shareholders’ meeting is to distribute 40% of net earnings. For fiscal year 2010, interim dividends Nos. 240, 241 and 242 of Ch$3.00 per share were paid on September 30, 2010, December 29, 2010 and March 31, 2011, respectively. A final dividend No. 243 of Ch$13.45 per share was paid on May 24, 2011 against the profits of the 2010 fiscal year. Total dividends disbursed against the profits of 2010 fiscal year were 40% of net earnings.

For fiscal year 2011, the Board approved to pay three provisional dividends of Ch$3.0 per share, charged against the profits for fiscal year 2011. These will be paid on September 30, 2011, December 29, 2011 and March 31, 2012, while the remaining profits up to a limit of 40% of the earnings shall be disbursed in May 2012.

The above detailed dividend policy is the Board’s intent; however, fulfillment thereof will be contingent on cash flows. Consequently, at the annual shareholders’ meeting, the Board shall solicit shareholder approval to modify the amounts and payment dates should the necessity arise.

The following table sets forth the dividends paid per share of common stock in respect of each of the years indicated:

Total Dividends Paid
Fiscal year	Ch$ per share (1)
2006	9.00
2007	18.95
2008	19.55
2009	23.70
2010	22.45

(1)
Dividends per share are expressed in pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year. The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.

Significant Changes

No significant changes have occurred since the date of our last annual financial statements.

ITEM 9:	THE OFFER AND LISTING

Prior to the offerings of the ADS and the shares of Common Stock in October 1994, there was no public market for such securities in the United States. The Common Stock is currently traded on the Chilean Exchanges. In 2010, trading on the Santiago Stock Exchange accounted for approximately 87% of the trading volume of the Common Stock in Chile. The ADS are listed on the New York Stock Exchange and trade under the symbol “VCO.”

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

Annual High and Low Closing Sale Prices

	Chilean Pesos		U.S. Dollars Per
	Per Shares(2)		ADS(3)
Year Ended December	High	Low	High	Low
2006	850.0	679.9	32.29	25.12
2007	1,375.0	800.0	55.16	29.81
2008	1,132.7	780.0	43.35	26.01
2009	1,200.1	931.0	45.00	28.50
2010	1,300.0	1,010.0	50.98	39.00

*On October 3, 2005 the ratio of 1 ADR to common stock changed from 1:50 to 1:20

Quarterly High and Low Closing Sale Prices

	Chilean Stock Trading			ADR Trading
		Chilean Pesos			U.S. Dollars Per
		Per Shares(2)			ADS(3)
	Share			Share
Year Quarter	Volume(000)(1)	High	Low	Volume(3)	High	Low
2009
1st Quarter	17,482.64	1,100.0	931.0	251,533	37.75	28.50
2nd Quarter	32,336.75	1,149.0	945.0	245,676	39.04	31.49
3rd Quarter	33,322.69	1,185.0	963.0	251,436	43.93	34.74
4th Quarter	27,151.10	1,200.1	970.0	329,894	45.00	39.15
2010
1st Quarter	24,179.38	1,260.0	1,010.0	447,685	50.98	41.50
2nd Quarter	53,998.91	1,225.0	1,061.5	730,846	47.77	39.00
3rd Quarter	107,459.58	1,300.0	1,120.0	226,753	50.28	41.25
4th Quarter	60,899.20	1,200.0	1,116.0	159,322	50.04	47.52
2011
1st Quarter	96,537.41	1,180.6	970.0	253,338	48.55	41.35

Month ended
November, 2010	10,004.67	1,200.0	1,170.0	56,926	50.00	47.93
December, 2010	32,668.16	1,186.4	1,116.0	52,500	50.04	47.59
January, 2011	18,213.37	1,180.6	1,112.0	54,997	48.55	45.86
February, 2011	63,716.93	1,160.0	970.0	95,495	46.87	41.35
March, 2011	14,607.11	1,150.0	996.0	102,846	47.00	42.17
April, 2011	13,723.76	1,185.0	1,100.0	78,741	50.85	47.50

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

According to the Company’s records, as of April, 2011, there were 1,402 holders of record of the Common Stock. Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.

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

If the conflicting interest transaction does not involve a “material amount,” the transaction shall be executed only with the previous approval of the Board of Director. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of May 31, 2011, approximately Ch$ 43.3 million) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of May 31, 2011, approximately Ch$ 432.5 million) regardless of the size of the transaction. Same procedure shall be applicable in case the transaction complies with the Company’s habitual policies and in if the Company owns directly or indirectly at least the 95% of the other party in the transaction.

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

Action necessary to change the rights of holders of stock. Rights of shareholders are established by law and pursuant to the By-Laws of a corporation. Any change to the rights of shareholders must be adopted by a majority of shareholders or, in some cases, by a two-thirds majority vote, as discussed above. However, the amendment of certain rights requires a unanimous vote of the shareholders, including the right of shareholders to receive less than a 30% of the net profits for each fiscal year. Notwithstanding the foregoing, no decision of the shareholders can deprive a shareholder from his proprietary interest in its stock.

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

Shareholders may be represented at meetings by other individuals, regardless of whether or not those persons are shareholders themselves. Representation must be conferred, in writing or public deed and for the total number of shares held by the shareholder.

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

Fetzer Vineyards. In April of 2011, the Company purchased 100% of the capital stock of Fetzer Vineyards from Brown-Forman Corporation. This transaction closed in April 15, 2011. The acquisition agreement related to this acquisition is included in this Annual Report as Exhibit 4.3.

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

The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of Ch$ 4.6 million (approximately US$10,000)); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (i.e., payments regarding import and export transactions, etc.).

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

Chile

Chile and the United States signed in January 2010 a double taxation treaty; its ratification is pending by Chile and the United States. Entry into force is expected to take place in the short term. The following discussion is based exclusively on Chilean domestic tax legislation.

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

Cash Dividends and Other Distributions

Cash dividends paid by the Company with respect to the ADS or shares of Common Stock held by a foreign holder will be subject to a 35% Chilean withholding tax (the “Withholding Tax”), which will be withheld and paid to the Chilean Treasury by the Company. Chile has an imputation tax system. A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the “First-Category Tax”); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. From 1991 until 2001, the First-Category Tax rate was 15% resulting in an effective dividend withholding tax rate of approximately 23.52%. For 2002, the First-Category Tax rate was 16% resulting in an effective dividend withholding tax rate of approximately 22.62% and for year 2003 the First-Category Tax rate was 16.5%. From year 2004 until 2010 the First-Category Tax rate was 17%, resulting in an effective dividend withholding tax rate of approximately 21.69%. For year 2011, the First-Category Tax rate is 20%, resulting in an effective dividend withholding tax rate of approximately 18.75%. For year 2012, the First-Category Tax rate will be 18.5%, resulting in an effective dividend withholding tax rate of approximately 20.25%. From year 2013 onwards, the First-Category Tax rate is set back at 17%, with the resulting effective dividend withholding tax rate of approximately 21.69%.

The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a non-resident holder, assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 20% and a distribution of 50% of the net income of the Company distributable after payment of the First-Category Tax:

Company taxable income	200.0
First-Category Tax (20% of Ch$200)	(40.0)
Net distributable income	160.00
Dividend distributed (50% of net distributable income)	80.00
Gross Up to compute Withholding Tax: Ch$80.00 plus Ch$20 First Category Tax effectively paid	(100.00)
Withholding Tax Rate 35% of Ch$100.00 equal to Ch$35; minus credit for 50% of First Category Tax (20%)	15.00
Net withholding tax	(15.00)
Net dividend received	65.00
Approximate effective dividend withholding rate (15/80)	18.75%

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

Effective dividend Withholding Tax rate = (Withholding Tax rate (35)) - (First-Category Tax rate (20))
100 - (First-Category Tax rate (20))

Under Chilean income tax law, dividends generally are assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of First-Category Tax that was paid by the Company. For years prior to 1991, the First-Category tax was 10%. Although this reduced First-Category Tax resulted in relatively greater amounts of distributable post-tax income for those years, the credit against the Withholding Tax for the First-Category Tax paid by the Company for those years will commensurably be diminished. Distributions of profits made with retained profits of those years, therefore, resulted in an effective dividend withholding tax rate of approximately 27.8%. Distributions of profits made with retained earnings of years 2002 and 2003, resulted or will result in an effective dividend withholding tax rate of approximately 23.52% and 22.62%, respectively. For distributions of profits generated during year 2004 until 2010, the effective dividend withholding tax is approximately 21.69%. Future distributions of profit generated on year 2011, or to be generated on year 2012, 2013 and onwards, the effective dividend withholding tax will be approximately 18.75%, 20.25% and 21,69% respectively, as described above.

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

Prior to Law No. 20.448 published in the Official Gazzette on August 13, 2010, if a capital gain was recognized on a sale or exchange of shares of Common Stock acquired upon surrender of ADRs (as distinguished from sales or exchanges of ADS abroad representing such shares) made by a foreign or Chilean resident or domiciled holder, such gain was deemed a non taxable event provided that the requirements of Article 18 of the Chilean Income Tax Law were met.

However, Article 18 was repealed and replaced by Article 107 of the same statute (pursuant to Law No. 20.448), which reproduces the rules set forth in the repealed article, but introduces a few changes as well.

The referred Article 107 entered into force on September 1, 2010. Any legal reference to Article 18 should be understood made to Article 107.

The requirements of Article 107 of the Chilean Income Tax Law are: (i) the share at the time of sale must have a market presence. In case the market presence of the share was lost, the sale must be made within the following 90 days after the loss of the share’s market presence; (ii) the share must have been acquired and sold after April 19, 2001 (as per former Article 18); and (iii) the acquisition and sale must have been made, amongst others, in a Chilean stock exchange market authorized by the Chilean Superintendency of Securities. We highlight that the acquisition and sale in a foreign stock exchange market was considered in Article 18, but excluded in new Article 107.

In this regard, Rev. Ruling 224 of 2008 was issued in the context of Article 18 tax exemption on ADR operations and it confirmed that the reference contained in Article 18 ter to a foreign exchange stock market authorized by the Chilean Superintendency of Securities would cover gain derived from the transfer of shares in a Chilean company, acquired on the surrender (i.e. flowback) of ADRs acquired on the London Stock Exchange, NYSE and Madrid Stock Exchange.

However, considering that Article 107 restricts the non-taxable qualification only to shares acquired and sold in the Chilean stock market (among other situations which do not comprise foreign exchange markets), we believe there is a risk that the Revenue Authority may consider the gain derived from the transfer of shares acquired in the surrender of ADRs acquired in foreign exchange stock markets - particularly those acquired through ADR surrender after September 1, 2010 - would be considered taxable gain by the Chilean IRS, in the terms described below.

This change in law, which does not consider any transitory rules to protect taxpayers who invested in ADRs under rules established in former article 18.

Considering the requirements of Article 107 are not met and a capital gain is realized at the time of the sale of Common Stock, such capital gain, made either by a foreign holder or by Chilean resident holder, will be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either (i) the seniority on the Common Stock is less than one year since exchanging ADS for the Common Stock, or (ii) the shareholder acquired and disposed of the Common Stock in the ordinary course of its business or may be deemed an habitual trader of shares and (iii) the transaction takes place among parties deemed related, unlikely to take place in the sale is made in a stock market. In all other cases, gain on the disposition of Common Stock will exclusively be subject to the First-Category Tax (presently imposed at a rate of 20%) assessed as a sole tax and no second level taxation will apply e.g. the Withholding Tax in case of non-resident holder.

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

Cash Dividends and Other Distributions

For U.S. federal income tax purposes, the gross amount of a distribution with respect to ADS or shares of Common Stock will include the net amount of any Chilean tax withheld (i.e., the Withholding Tax reduced by any credit for First-Category Tax paid) and will be treated as a dividend on the date of receipt by the Depositary or the U.S. Holder of such shares, respectively, to the extent of the Company’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions, if any, in excess of such current and accumulated earnings and profits as determined for U.S. federal income tax purposes will constitute a non-taxable return of capital to a U.S. Holder and will be applied against and reduce such U.S. Holder’s tax basis in such ADS or shares of Common Stock. To the extent that such distributions are in excess of such basis, the distributions will constitute capital gain. U.S. Holders that are corporations will not be allowed a deduction for dividends received in respect of distributions on ADS or shares of Common Stock. For tax years through 2012, individual U.S. Holders are generally subject to a tax rate on dividends equal to 15%, which corresponds to the maximum tax rate for long-term capital gains. However, for tax years beginning after December 31, 2012, dividends will be taxed at the same rate as other items of ordinary income, which will exceed the tax rate for long-term capital gains. U.S. Holders should consult their personal tax advisors to determine the applicability of the 15% rate for dividends, if any, paid to them.

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

New Legislation

For taxable years beginning after March 18, 2010, certain U.S. Holders who are individuals or entities owned by individuals are required to report to the IRS information relating to an interest in the Company’s ADSs or shares of Common Stock, subject to certain exceptions (including an exception for ADSs and Common Stock held in accounts maintained by certain financial institutions).

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

Interest Rate Risk

The Company’s exposure to interest rate risk relates to its debt obligations. As of December 31, 2010 the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted to Ch$76,470 million of which, as of December 31, 2010, Ch$27,329 million is short term debt and Ch$49,141 million is long term debt with maturities through 2013 for its bank debt and 2026 for the bond debt.

As of December 31, 2010, 82% of the debt has a fixed-rate and is denominated in Chilean pesos, Sterling Pounds, Brasilian Reais and Argentine pesos. The fair market value of total bank debt, as of December 31, 2010, does not significantly differ from the value at which it is listed in the Consolidated Financial Statements and has an average interest rate of 4.46% with maturities through 2026. The interest rate risk arises from the uncertainty regarding interest rate at which the Company can refinance its short term debt given the current uncertainty in the global financial markets.

The following table lists the cash flows related to interest payments, amortization of debt obligations and related interest rates by fiscal year maturing with respect to the Company’s debt obligations. Interest rates disclosed represent the weighted average rates of the portfolio at year-end and fairly represent the approximate average annual interest rates for each of the years of maturity.

Interest Bearing Debt As of December 31, 2010
(in million of Ch$)
Expected Maturity Date
Short-		Average
Term and		Interest								Fair Value
Long-Term		Rate	2011	2012	2013	2014	2015	There after	Total	Total Debt
Debt		%	Mn.Ch$	Mn.Ch$	Mn.Ch$;	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$

U.S. Dollar	Fixed Rate	2.06%	5,523	2,340	6,787	—	—	—	14,650	14,637
U.S. Dollar	Variable Rate	2.29%	14,062	—	—	—	—	—	14,062	13,744
BRL	Fixed Rate	13.30%	1,420	—	—	—	—	—	1,420	1,422
Ch$ (UF)	Fixed Rate	3.90%	2,841	2,524	2,524	2,524	2,524	26,505	39,442	40,403
ARG$	Fixed Rate	12.67%	1,979	2,978	157	—	—	—	5,114	5,153
GBP	Fixed Rate	2.37%	1,277	—	—	—	—	—	1,277	1,278
Total			27,102	7,842	9,468	2,524	2,524	26,505	75,965	76,637

ARG$ (Leasing)	Fixed Rate	15.78%	227	268	—	—	—	—	495	418
Total			27,329	8,110	9,468	2,524	2,524	26,505	76,460	77,055

By comparison, as of December 31, 2009 the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted to Ch$97,407 million of which, as of December 31, 2009, Ch$35,310 million was short term debt and Ch$62,097 million was long term debt. As of December 31, 2009, most of the financed debt had a fixed-rate with an average interest rate of 3.55% with maturities through 2026 as presented in the table below.

Interest Bearing Debt As of December 31, 2009 (in million of Ch$) Expected Maturity Date
Short-		Average
Term and		Interest								Fair Value
Long-Term		Rate	2010	2011	2012	2013	2014	There after	Total	Total Debt
Debt		%	Mn.Ch$	Mn.Ch$;	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$

U.S. Dollar	Variable Rate	2.18%	14,585	15,669	1,826	1,826	—	—	33,906	33,762
Ch$	Variable Rate	1.95%	4,019	—	—	—	—	—	4,019	4,001
Ch$	Fixed Rate	2.62%	9,904	—	—	—	—	—	9,904	9,876
Ch$ (UF)	Fixed Rate	3.65%	3,388	2,464	2,464	2,464	2,464	28,334	41,578	40,761
ARG$	Fixed Rate	13.78%	2,624	414	—	—	—	—	3,038	3,063
ARG$	Variable Rate	13.43%	470	—	—	—	—	—	470	474
GBP	Variable Rate	2.37%	1	2,890	—	—	—	—	2,891	2,888
Euro	Variable Rate	2.22%	1	727	—	—	—	—	728	727
Total			34,992	22,164	4,290	4,290	2,464	28,334	96,534	95,552

UF (Leasing)	Fixed Rate	5.88%	95	—	—	—	—	—	95	94
ARG$ (Leasing)	Fixed Rate	15.78%	223	251	304	—	—	—	778	817
Total			35,310	22,415	4,594	4,290	2,464	28,334	97,407	96,463

Exchange Rate Risk

The primary exchange rate risk that the Company faces is the depreciation of the peso against the various currencies in which Company’s revenues are denominated. The Company’s export sales are primarily denominated in U.S. dollars, Euros, Pounds Sterling, Canadian dollars, Brazilian reais and Swedish and Norwegian crowns. During 2010 and 2009, 77% and 79%, respectively, of the Company’s total revenues were related to foreign currency. This risk is partly offset by the natural hedge resulting from approximately 30% of the Company’s costs and expenses being denominated in foreign currency, primarily U.S. dollars.

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

In addition, domestic sales of the Company’s Argentine subsidiaries are denominated in Argentine pesos –which represent 2.3% of total sales of the Company and would therefore be affected by the devaluation of the local currency. To manage this risk the Company maintains debt in Argentine pesos.

The following table sets forth the Company’s assets and liabilities subject to exchange rate risk as of December 31, 2010. The value of these foreign currency denominated assets and liabilities are represented in millions of Chilean pesos at the applicable exchange rate on December 31, 2010, which is included in the final row of the table.

Assets and Liabilities Subject to Foreign Exchange Risk
As of December 31, 2010
(in million of Ch$/except Exchange Rate)

Applicable Currency of
Asset/Liability	USD	EUR	GBP	CAD	ARS	SEK	NOK	BRL	SGD
Cash	444	52	1,101	6	307	433	654	958	31
Derivatives Contracts Current	2,662	3,656	2,127	617	—	109	25	235	—
Other Assets Current	38,884	10,485	24,463	2,933	16,508	8,275	1,688	15,758	—
Property, Plant and equipment	26,011	—	—	—	—	—	—	—	—
Derivatives Contracts Non Current	1,754	3,585	57	370	—	—	—	—	—
Other Assets Non Current	76	—	—	—	946	—	—	—	—
Total Assets	69,831	17,778	27,747	3,926	17,761	8,817	2,367	16,951	31
Derivative Contracts Current	1,254	673	656	299	—	62	18	429	—
Current Liabilities	27,377	1,553	11,223	1,860	7,622	2,565	1,360	5,727	—
Derivative Contracts Non Current	64	—	618	147	—	—	—	—	—
Long-Term Liabilities	9,127	—	—	—	3,403	—	—	—	—
Total Liabilities	37,822	2,226	12,497	2,306	11,025	2,627	1,378	6,156	—

Exchange Rate	468.01	621.53	721.01	467.87	117.78	69.38	79.51	281.31	363.25

By comparison, the following table represents the Company’s assets and liabilities subject to exchange rate risk as of December 31, 2009, expressed in constant Chilean pesos as of December 31, 2010.

Assets and Liabilities Subject to Foreign Exchange Risk
As of December 31, 2009
(in million of Ch$/except Exchange Rate)

Applicable Currency of
Asset/Liability	USD	EUR	GBP	CAD	ARS	SEK	NOK	BRL
Cash	479	458	1,403	298	354	535	982	159
Derivatives Contracts Current	5,889	3,205	483	405	—	150	50	191
Other Assets Current	34,977	7,987	28,248	2,627	19,183	4,949	1,111	5,558
Property, Plant and equipment	21,576	—	—	—	—	—	—	—
Derivatives Contracts Non Current	168	3,444	—	294	—	—	—	37
Other Assets Non Current	1	—	—	—	495	131	—	—
Total Assets	63,090	15,094	30,134	3,625	20,032	5,765	2,143	5,946
Derivative Contracts Current	164	785	179	79		50	7	221
Current Liabilities	16,215	9,984	4,499	5,030	7,619	560	86	4,960
Derivative Contracts Non Current	—	—	—	45	—	—	—	—
Long-Term Liabilities	19,321	727	2,891	—	968	—	—	—
Total Liabilities	35,700	11,496	7,569	5,154	8,587	610	93	5,181

Exchange Rate	507.10	726.82	814.42	481.12	133.48	70.74	87.44	290.94

Commodity Price Risk

The Company relies on outside vineyards for supplies of grapes and bulk wine. Grapes purchased from outside vineyards are subject to fluctuation in price and quality and generally cost more than grapes from the Company’s vineyards.

In 2010, 67% of the grapes used in the production of its premium, varietal, bi-varietals and sparkling wines were purchased by the Company from independent growers in Chile. Additionally, in 2010, the Company purchased the grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company. Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations. As of December 31, 2010, the Company did not hold any grape price-sensitive instrument.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D. American Depositary Shares

D.3. Fees and expenses

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or deposited securities or a distribution of ADSs), whichever applicable:

•           taxes and other governmental charges,

•           such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to the name of the Bank of New York Mellon (“the Depositary”) or its nominee or the agent of the Depositary or its nominee on the making of deposits or withdrawals hereunder,

•           such cable, telex and facsimile transmission expenses as are expressly provided in the agreement between the Company and the Depositary

•           such expenses as are incurred by the Depositary in the conversion of foreign currency,

•           a fee not in excess of Ch$ 2,340 (approximately US$5.00) or less per 100 ADS (or portion thereof) for the execution and delivery of ADRs and the surrender of ADRs,

•           a fee for and deduct such fee from, the distribution of proceeds of sales of securities or rights, such fee being in an amount equal to the fee for the issuance of ADS which would have been charged as a result of the deposit by owners of securities (for purposes of this clause 6 treating all such securities as if they were shares) or shares received in exercise of rights distributed to them, but which securities or rights are instead sold by the Depositary and the net proceeds distributed.

The Company will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with the agreements in writing entered into the Depositary and the Company from time to time.

D.4. Amounts payable by the depositary to the Company

Fees Incurred in Past Annual Period

Under the fee agreement between us and the Depositary, the Depositary agrees to pay certain fees relating to the maintenance of the ADRs. Certain fees we encounter related to our ADRs are reimbursed to us by the Depositary. From January 1, 2010 to December 31, 2010, we received from the Depositary Ch$ 17.8 million (approximately US$38,000) corresponding to the annual stock exchange listing fees.

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

(a) Disclosure Controls and Procedures. The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” for the year ended December 31, 2010. Nevertheless, there are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on the evaluation under these criteria, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by KPMG Auditores Consultores Ltda., an independent registered public accounting firm, as stated in their report which is included herein.

(c) Attestation Report of the Registered Public Accounting Firm See page F-3 of this Annual Report for the attestation report on the effectiveness of the Company’s internal control over financial reporting of KPMG Auditores Consultores Ltda., the Company’s independent registered public accounting firm. Their attestation report is included with the Consolidated Financial Statements filed as part of this Annual Report.

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

Aggregate fees for professional services rendered by KPMG Auditores Consultores Ltda. (“KPMG”), our independent registered public accounting firm, in each of the last two fiscal years, in each of the following categories are:

	2009 ThCh$	2010 ThCh$
Audit Fees	206,428	189,979
Audit-related fees	—	—
Tax Fees	100,401	12,028
All others fees	—	—
Total	306,829	202,007

“Audit Fees” are the aggregate fees billed and billable by KPMG for the audit of the Company’s consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control over financial reporting are included in Audit Fees. “Tax fees” are for aggregate fees billed by KPMG for tax advice regarding transfer pricing, and other tax compliance review.

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

Directors’ Committee and Audit Committee

According to the NYSE, listed U.S. companies must have an audit committee consisting of a minimum of three independent directors who are financially literate and at least one who is a designated financial expert. Chilean law requires open stock companies with a market capitalization greater than UF 1.5 million (approximately Ch$ 32,574 million or US$69.6 million) and at least 12.5% of its shares issued with voting rights are held by individual shareholders who control or have less than 10% such shares, such as the Company, to have a Directors’ Committee, composed of three directors who meet the independence requirements under Chilean law (as described below). The Company has a Directors’ Committee, composed of a majority of independent directors as required by Chilean law, which also performs the functions of the Audit Committee required by the NYSE. For the non-independent director on the Directors’ Committee, the Company relies on an exemption of the NYSE listing standards relating to Audit Committees of Rule 10A-3 promulgated under the Exchange Act. Chilean law has no requirement for members to be financial experts.

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

4.3	Stock Purchase Agreement, dated March 1, 2011, entered into by Viña Concha y Toro S.A. and Brown-Forman Corporation relating to the acquisition of Fetzer Vineyards (filed herewith).

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

VIÑA CONCHA Y TORO S.A.
Registrant

By:	/s/ EDUARDO GUILISASTI G.
	Name:	Eduardo Guilisasti G.
	Title:	Gerente General/
General Manager
(Chief Executive Officer)

	Date:	June 30, 2011

By:	/s/ OSVALDO SOLAR V.
	Name:	Osvaldo Solar V.
	Title:	Gerente Corporativo de Administración y Finanzas/
Administration and Financial Corporate Manager
(Chief Financial Officer)

	Date:	June 30, 2011

EXHIBIT INDEX

Exhibit Number

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

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

4.3	Stock Purchase Agreement, dated March 1, 2011, entered into by Viña Concha y Toro S.A. and Brown-Forman Corporation relating to the acquisition of Fetzer Vineyards (filed herewith).

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

*Previously filed.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

Ch$	-	Chilean pesos

ThCh$	-	Thousands of Chilean pesos

USD	-	United States dollars

ThUSD	-	Thousands of United States dollars

UF	-	The UF (Unidad de Fomento) is an inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Chilean Consumer Price Index of the previous month.

KPMG Auditores Consultores Ltda. Av. Isidora Goyenechea 3520, Piso 13 Las Condes, Santiago Chile	Teléfono +56 (2) 798 1000 Fax +56 (2) 798 1001 www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Viña Concha y Toro S.A.:

We have audited the accompanying consolidated statements of financial position of Viña Concha y Toro S.A. and subsidiaries (the Company) as of December 31, 2010 and 2009, and January 1, 2009, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2010 and 2009 and January 1, 2009, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2010, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Viña Concha y Toro S.A.’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2011, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Ltda.

Santiago, Chile June 30, 2011

KPMG Auditores Consultores Ltda., sociedad de responsabilidad limitada chilena y una firma miembro de la red de firmas miembro independientes de KPMG afiliadas a KPMG International Cooperative (“KPMG International”), una entidad suiza. Todos los derechos reservados.

KPMG Auditores Consultores Ltda. Av. Isidora Goyenechea 3520, Piso 13 Las Condes, Santiago Chile	Teléfono +56 (2) 798 1000 Fax +56 (2) 798 1001 www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Viña Concha y Toro S.A.:

We have audited the internal control over financial reporting of Viña Concha y Toro S.A. (the Company) as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

KPMG Auditores Consultores Ltda., sociedad de responsabilidad limitada chilena y una firma miembro de la red de firmas miembro independientes de KPMG afiliadas a KPMG International Cooperative (“KPMG International”), una entidad suiza. Todos los derechos reservados.

In our opinion, Viña Concha y Toro S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadvvay Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2010 and 2009 and January 1, 2009, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the two year period ended December 31, 2010, and our report dated June 30, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG Ltda.

Santiago, Chile June 30, 2011

KPMG Auditores Consultores Ltda., sociedad de responsabilidad limitada chilcna y una firma miembro de la red de firmas miembro independientes de KPMG afiliadas a KPMG International Cooperative (“KPMG International”), una entidad suiza.Todos los derechos reservados.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of	As of
		December 31,	December 31,	As of January 1,
	Note	2010	2009	2009
ASSETS	N°	Th$	Th$	Th$

Current assets
Cash and cash equivalent	(7)	16,757,549	6,997,300	3,949,865
Other current financial assets	(8)	10,721,894	10,903,083	5,126,520
Other non-financial current assets		4,616,263	3,703,965	3,380,234
Trade and other accounts receivable, current	(9)	108,358,712	102,981,228	110,532,628
Accounts receivable from related parties, current	(10)	609,117	220,820	240,155
Inventories	(11)	107,233,780	118,196,897	111,600,565
Current biological assets	(15)	10,944,784	10,368,684	12,822,074
Current tax assets	(22)	14,853,251	12,657,009	15,381,635
Total current assets other than assets or groups of assets for disposition classified as maintained for sale or as maintained to distribute to owners		274,095,350	266,028,986	263,033,676

Assets held for sale	(16)	82,500	—	—

Total current assets		274,177,850	266,028,986	263,033,676

Non-Current Assets
Other non-current financial assets	(8)	5,765,933	3,943,612	—
Other non-financial assets, non-current		2,442,581	2,779,252	3,244,011
Investments accounted for using the equity method	(12)	9,627,465	9,626,139	9,121,449
Intangible assets other than goodwill	(13)	8,863,353	8,379,752	8,417,493
Property, plant and equipment	(14)	225,070,491	229,469,990	226,652,653
Non-current biological assets	(15)	53,672,218	52,529,942	50,621,435
Deferred tax assets	(21)	5,295,823	4,015,976	3,376,166

Total non-current assets		310,737,864	310,744,663	301,433,207

Total Assets		584,915,714	576,773,649	564,466,883

The accompanying notes form an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION

LIABILITIES AND SHAREHOLDERS’ EQUITY
		As of	As of
		December 31,	December 31,	As of January 1,
	Note	2010	2009	2009
LIABILITIES	N°	Th$	Th$	Th$

Current liabilities
Other current financial liabilities	(18)	30,732,214	36,891,049	75,069,473
Trade accounts payable and other current accounts payable	(20)	56,675,343	63,816,895	62,897,932
Current accounts payable to related companies	(10)	2,876,996	2,479,224	3,620,684
Other current provisions	(24)	14,687,986	18,621,917	21,530,839
Current tax liabilities	(22)	18,022,445	11,154,271	8,539,379
Other current non-financial liabilities		9,924,689	7,580,233	8,063,787
Total current liabilities		132,919,673	140,543,589	179,722,094

Non-current liabilities
Other non-current financial liabilities	(18)	49,959,254	62,772,393	69,746,210
Other non-current accounts payable	(20)	2,137,049	2,211,541	2,393,975
Non-current accounts payable to related companies	(10)	1,452,471	1,664,255	1,947,240
Non-current liabilities due to deferrd taxes	(21)	25,930,099	25,003,032	23,225,431
Non-current provisions due to benefits to employees	(24)	1,841,740	1,606,683	1,582,919
Total non-current liabilities		81,320,613	93,257,904	98,895,775

Total Liabilities		214,240,286	233,801,493	278,617,869

Equity
Issued capital		78,030,378	72,812,240	53,411,360
Issuance premiums		6,148,412	6,147,567	6,232,415
Accumulated Income		279,004,115	254,073,884	226,095,444
Other reserves	(26)	7,492,522	9,938,464	109,788
Equity attributable to the owners of the controlling entity		370,675,427	342,972,155	285,849,007
Non-controlling interest		1	1	7

Total equity		370,675,428	342,972,156	285,849,014

Total Liabilities and equity		584,915,714	576,773,649	564,466,883

The accompanying notes form an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		For the year ended December 31
	Note	2010	2009
STATEMENT OF INCOME BY FUNCTION	N°	Th$	Th$

Income from ordinary activities	(29)	374,018,545	354,418,905
Cost of sales	(30)	(241,775,864)	(223,443,943)
Gross Revenue		132,242,681	130,974,962

Other income by function		886,787	106,046
Distribution costs	(30)	(68,256,090)	(65,807,994)
Administrative expenses	(30)	(18,850,626)	(18,674,326)
Other expenses by function	(30)	(747,463)	(460,452)
Financial income	(31)	340,264	734,741
Financial expenses	(31)	(3,149,276)	(5,594,142)
Participation in income (loss) of associates and joint-ventures recorded using the equity method		984,406	811,500
Exchange differences	(31)	9,057,132	10,837,415
Income/expense by adjustment units	(31)	(866,507)	1,950,267
Income before tax		51,641,308	54,878,017

Income tax expense	(22)	(9,722,728)	(9,599,971)
Income from continued operations		41,918,580	45,278,046
Income		41,918,580	45,278,046

Income (loss) attributable to :
Income attributable to owners of the company		41,918,574	45,278,038
Income attributable to non-controlling interests		6	8
Income		41,918,580	45,278,046

Income per share
Income per basic share
Income per basic share in continued operations		56.12	61.39
Income per basic share		56.12	61.39

The accompanying notes form an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the year ended December 31
	2010	2009
STATEMENT OF COMPREHENSIVE INCOME	Th$	Th$

Net income for the year	41,918,580	45,278,046

Other comprehensive income components before taxes

Currency translation differences
Gains (losses) from foreign currency translation differences. before tax	(1,173,668)	(552,697)

Financial assets available for sale
Gains (losses) due to new measures of financial assets available fo sale, before tax.	21,217	(78,404)

Cash flow hedges
Gains (losses) due to cash flow hedges, before taxes	(1,554,083)	11,081,476

Income tax related to components of other comprehensive income

Income tax related to financial assets available for sale of other comprehensive income	(3,602)	(5,610)

Income tax related to cash flow hedges of other comprehensive income	264,194	(1,883,851)

Total comprehensive income	39,472,638	53,838,960

Comprehensive income attributable to:
Comprehensive income attributable to owners of the company	39,472,632	53,838,952
Comprenesive income attributable to non-controlling interest	6	8

Total comprehensive income	39,472,638	53,838,960

The accompanying notes form an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

STATEMENT OF CHANGES IN NET EQUITY FROM JANUARY 1 TO DECEMBER 31, 2010
(Figures in thousands of pesos)

STATEMENT OF CHANGES IN EQUITY	Issued capital	Issuance premiums	Foreign currency translation difference reserve	Cash flow hedge reserve	Reserves of gains or losses in remeasurement of financial assets available for sale	Other several reserves	Other reserves	Accumulated Profits (losses)	Equity attributable to owners of the company	Non-controlling interests	Total equity
	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$
Beginning balance current period 1-1-2010	72.812.240	6.147.567	(552.697)	9.197.625	25.774	1.267.762	9.938.464	254.073.884	342.972.155	1	342.972.156
Re-expressed beginning balance	72.812.240	6.147.567	(552.697)	9.197.625	25.774	1.267.762	9.938.464	254.073.884	342.972.155	1	342.972.156
Income	—	—	—	—	—	—	—	41.918.574	41.918.574	6	41.918.580
Other comprehensive income	—	—	(1.173.668)	(1.289.889)	17.615	—	(2.445.942)	—	(2.445.942)	—	(2.445.942)
Comprehensive income	—	—	(1.173.668)	(1.289.889)	17.615	—	(2.445.942)	41.918.574	39.472.632	6	39.472.638
Dividends	—	—	—	—	—	—	—	(16.988.343)	(16.988.343)	—	(16.988.343)
Increase (decrease) due to other owner’s contributions	5.218.138	845	—	—	—	—	—	—	5.218.983	—	5.218.983
Increase (decrease) for transfers and other changes	—	—	—	—	—	—	—	—	—	(6)	(6)
Total changes in equity	5.218.138	845	(1.173.668)	(1.289.889)	17.615	—	(2.445.942)	24.930.231	27.703.272	0	27.703.272
Final balance of current period 12-31-2010	78.030.378	6.148.412	(1.726.365)	7.907.736	43.389	1.267.762	7.492.522	279.004.115	370.675.427	1	370.675.428

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

STATEMENT OF CHANGES IN NET EQUITY FROM JANUARY 1 TO DECEMBER 31, 2009
(Figures in thousands of pesos)

STATEMENT OF CHANGES IN EQUITY	Issued capital	Issuannce premiums	Foreign currency translation difference reserve	Cash flow hedge reserve	Reserves of gains or losses in remeasurement of financial assets available for sale	Other several reserves	Other reserves	Accumulated Profits (losses)	Equity attributable to equity holders of the parent	Non-controlling interests	Total equity
	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$
Beginning balance fo prior period 1-1-2009	53.411.360	6.232.415	—	—	109.788	—	109.788	226.095.444	285.849.007	7	285.849.014
Re-expressed beginning balance	53.411.360	6.232.415	—	—	109.788	—	109.788	226.095.444	285.849.007	7	285.849.014
Income	—	—	—	—	—	—	—	45.278.038	45.278.038	8	45.278.046
Other comprehensive income	—	—	(552.697)	9.197.625	(84.014)	—	8.560.914	—	8.560.914	—	8.560.914
Comprehensive income	—	—	(552.697)	9.197.625	(84.014)	—	8.560.914	45.278.038	53.838.952	8	53.838.960
Dividends	—	—	—	—	—	—	—	(17.299.598)	(17.299.598)	—	(17.299.598)
Increase (decrease) due to other owner’s contributions	20.668.642	(84.848)	—	—	—	—	—	—	20.583.794	—	20.583.794
Increase (decrease) for transfers and other changes	(1.267.762)	—	—	—	—	1.267.762	1.267.762	—	—	(14)	(14)
Total changes in equity	19.400.880	(84.848)	(552.697)	9.197.625	(84.014)	1.267.762	9.828.676	27.978.440	57.123.148	(6)	57.123.142
Final balance of prior period 12-31-2009	72.812.240	6.147.567	(552.697)	9.197.625	25.774	1.267.762	9.938.464	254.073.884	342.972.155	1	342.972.156

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

CONSOLIDATED STATEMENTS OF DIRECT CASH FLOWS

Statements of cash flows	Balances between 01-01-2010 and 12-31-2010	Balances between 01-01-2009 and 12-31-2009
	Th$	Th$

Cash flows provided by operating activities
Collection from sales of goods and services delivery	324,064,183	314,250,165
Classes of payments
Payments to suppliers related to the supply of goods and services	(273,522,269)	(242,500,862)
Payments to and in behalf of employees	(27,696,916)	(16,477,580)
Dividends paid	(18,435,975)	(14,325,149)
Dividends received	360,588	4,328
Interests paid	(2,090,326)	(5,400,571)
Interest received	3,210,644	765,687
Income taxes reimbursed (paid)	5,271,391	(15,795,765)
Other incomes (expenses) of cash	27,295,417	(850,224)
Net cash flows provided by (used in ) operating activities	38,456,737	19,670,029

Cash flows provided by (used in) investing activities
Amounts provided by sale of property, plant and equipment	1,893,167	299,047
Purchases of property, plant and equipment	(17,165,492)	(33,857,055)
Purchases of intangible assets	(1,234,739)	(248,653)
Amounts provided by government subsidise	69,845	12,669
Net cash flows provided by (used in) investing activities	(16,437,219)	(33,793,992)

Cash flows provided by (used in ) financing activities
Proceeds provided by shares issuance	5,218,138	20,625,286
Proceeds provided by the issuance of other equity instruments	—	5,113,400
Proceeds provided by short-term loans	50,049,950	57,458,547
Loan payments	(67,190,335)	(65,877,415)
Net cash flows provided by (used in) financing activities	(11,922,247)	17,319,818

Net increase (decrease) in cash and cash equivalent, before the effect of changes in exchange rate	10,097,271	3,195,855

Effects of variation in exchange rate on cash and cash equivalents
Effects of variation in exchange rate on cash and cash equivalents	(337,022)	(148,420)
Net increase (decrease)of cash and cash equivalent	9,760,249	3,047,435
Cash and cash equivalent at beginning of period	6,997,300	3,949,865

Cash and cash equivalent at end of year	16,757,549	6,997,300

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. GENERAL CONSIDERATIONS

The Company’s name is Viña Concha y Toro S.A. ID No. 90.227.000 – 0, registered as Open Corporation. The Company is located in Avda. Nueva Tajamar 481, North Tower, Floor Nº 15, Las Condes, Santiago, Chile, phone (56-2) 476-5000, fax (56-2) 203-6740, postal box No. 213, Central Post Office, Santiago, e-mail webmasterconchaytoro.cl, Website www.conchaytoro.com, with mnemonic in Chilean Stocks: Conchatoro and mnemonic in NYSE: VCO.

Viña Concha y Toro S.A. was formed as a public limited company by means of a Public Deed dated December 31, 1921, before the Notary Public of Santiago Mr. Pedro N. Cruz. The summary was inscribed under file 1,051 numbers 875 and 987 both of the Business Registry of Santiago from the Santiago Real Estate Custodian corresponding to year 1922 and was published in the Official Gazette under Nº13,420, dated November 6, 1922. The Existence Authorization Decree has Nº1.556, dated October 18, 1922.

The Company is currently registered under file 15,664 Nº12,447 in the Business Registry from the Santiago Real Estate Custodian, corresponding to year 1999; and in the Securities Register of the Superintendence of Securities and Insurance under Nº0043.

Viña Concha y Toro is the biggest wine producing and exporting company in Chile. The Company is vertically integrated and operates its own vineyards, wineries and bottling plants. In addition, Viña Concha y Toro has the largest wine distribution network in Chile. The Company also operates in Argentina, through Trivento Bodegas y Viñedos S.A.

The Company has developed a wide wine portfolio using the brand Concha y Toro. Likewise, the Company has powered innovating projects through its subsidiaries Viña Cono Sur, Viña Maipo, Viña Palo Alto, Viña Maycas del Limarí and Trivento Bodegas y Viñedos, the latter, in Argentina. Additionally, together with the prestigious French winery Barón Philippe de Rothschild, produce the icon Almaviva, a first class wine.

The Company has presence in the main vineyard valleys of Chile: Valle del Limarí, Casablanca, San Antonio, Maipo, Cachapoal, Colchagua, Curicó and Maule.

In the distribution business the Company participates through the subsidiaries, Comercial Peumo Ltda. (domestic) and Concha y Toro UK Limited (United Kingdom). In 2008, in order to strengthen its distribution, the Company established its own distribution offices in Brazil, Sweden, Norway and Finland; these began operations during 2009. In other export markets, the Company maintains strategic relationships with significant specialized dealers.

On March 30, 2010 the subsidiary VCT Group of Wineries Asia Pte. Ltd. was formed in Singapore aimed to reinforce the presence of Viña Concha y Toro in the area. The subsidiary is responsible to promote and distribute the products in the region.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

The Company’s twelve biggest shareholders are as follows:

	Number of
Name	shares	ownership %
INVERSIONES TOTIHUE S.A.	87,615,431	11.73%
RENTAS SANTA BARBARA S.A.	85,274,628	11.42%
A.F.P. PROVIDA S.A. FONDO DE PENSIONES	32,794,000	4.39%
INVERSIONES QUIVOLGO S.A.	30,032,000	4.02%
A.F.P. HABITAT S.A. FONDO DE PENSIONES	29,334,839	3.93%
FUNDACION CULTURA NACIONAL	26,964,775	3.61%
A.F.P. CAPITAL S.A. FONDO DE PENSIONES	26,184,511	3.51%
A.F.P. CUPRUM S.A. FONDO DE PENSIONES	24,541,425	3.29%
INVERSIONES GDF S.A.	24,439,851	3.27%
CONSTRUCTORA SANTA MARTA LTDA.	22,293,321	2.98%
BANCO ITAU CTA. DE INVERSIONISTAS	17,413,005	2.33%
BANCO DE CHILE CTA. DE TERCEROS	16,895,434	2.26%
TOTAL	423,783,220	56.73%

-	Directors

The Company is managed by a Directory which is comprised of seven members duly designated by the General Shareholders Board. This Directory lasts a three-year period, which, once concluded, must be totally renewed, and its members can be indefinitely reelected. The current Directory was designated in the General Shareholders Board held on April 24, 2008, for a three-year term which ends in 2011.

Viña Concha y Toro S.A. maintains remuneration systems and compensation plans to managers and senior executives. Pursuant to its statutes, the Directory remuneration for 2010 was established by the Company’s Shareholders Board in 1.3% of the net profit for the year. In addition, an assignation of UF300 per month was approved with respect to the executive responsibilities of the Directory Chairman.

The remuneration to Members of the Director’s Committee for 2010 is equivalent to one third additional above the total remuneration that the Directors receives due to their regular responsibility, in accordance with that required by article 50 bis of the Public Limited Companies Law.

As of December 31, 2010, the Company’s permanent personnel endowment was 1,911 people in the Parent Company, 545 people in Subsidiaries in Chile and 392 people in its Subsidiaries abroad, consequently, the Company’s total staff reached to 2,848.

The distribution of employees pursuant to its functions is as follows:

	Parent	Affiliates in	Affiliates
	Company	Chile	abroad	Consolidated

Managers, submanagers and main executives	64	24	22	110
Professionals and technicians	463	118	138	719
Operators, sales and administrative employees	1,384	403	232	2,019
Total	1,911	545	392	2,848

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 2. BASES OF PREPARATION AND PRESENTATION USED FOR THESE FINANCIAL STATEMENTS

2.1	Basis of preparation

2.1.1	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

These Consolidated Financial Statements of Viña Concha y Toro and subsidiaries as of December 31, 2010 have been prepared in conformity with the International Financial Reporting Standards (IFRS) as issued by the IASB. These Consolidated Financial Statements have been approved by the Board on February 25, 2011, and therefore the Company’s management is empowered to its publication.

As of December 31, 2009, Viña Concha y Toro S.A. issued its Official Consolidated Financial Statements in conformity with the Regulations of the Superintendence of Securities and Insurance (SVS) and Accounting Principles Generally Accepted in Chile, as required by the Regulating Entity which establishes that pursuant to legal requirements all Public Limited Companies or Corporate Companies must use the accounting criteria required by this Superintendence and the Accounting Principles Generally Accepted issued by the Chilean Association of Accountants in all those issues not addressed by the Superintendence if not opposed to its instructions. The aforementioned financial statements were approved by the Board on February 25, 2010.

This regulation incorporate the following relevant aspects: Significant changes in accounting policies, valuation criterion and presentation basis of financial statements, incorporation of a new financial statement, corresponding to the Statement of Changes in Net Equity and a significant increase of the information to be disclosed in the Notes to the Financial Statements.

For purposes of preparation of Notes, they include narrative descriptions or disintegration of these statements which are presented clearly, relevantly, trustable and comparable.

As a part of the first-time adoption process to International Financial Reporting Standards (“IFRS”), the Chilean Superintendence of Securities and Insurance has required, in its Circular No. 457 dated June 20, 2008, that Public Limited Companies registered in this entity to adopt IFRS (NIIF) beginning on January 1, 2009, including those who will take the option presented in Circular 427, this is, to adopt IFRS (NIIF) beginning on 2010, in comparison with 2009.

The reconciliation as of January 1, 2009 and as of December 31, 2009 between information prepared in conformity with the accounting principles generally accepted in Chile and IFRS (NIIF) is included in Note 3.

2.1.2	Classification of Balances in Current and Non-Current

Within the attached consolidated statement of financial position, balances are classified in function to its maturities, i.e., as current balances, those with maturities equal or lower than twelve months stet as non-current, those maturities which exceeds this period of time. In the case of obligations whose maturity is lower than twelve months, but whose long-term refinancing is secure at the Company’s discretion through credit agreements unconditionally available with long-term maturity, may be classified as long-term liabilities.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

2.1.3	New regulations and interpretations issued and not in-force

At the date of issuance of these Consolidated Financial Statements, the following accounting requirements have been issued by IASB but were not of mandatory application:

Mandatory
	New Standards	application date
IFRIC 19	Liquidation of financial liabilities with equity instruments	July 1, 2010
IAS 24	Related party disclosures	January 1, 2011
IAS 32	Financial instruments : Presentation	January 1, 2011
Amendment CINIIF 14	Advanced payments on the obligation to maintain a minimum financing level	January 1, 2011
IFRS 9	Financial instruments : Classification and measurement	January 1, 2013
Amendment IFRS 7	Financial instruments :Information to be disclosed	July 1, 2011
Amendment IAS 12	Income taxes	January 1, 2012

The Company’s management is currently evaluating and analyzing these regulations in order to determine whether or not have a significant impact in the Group’s financial statements.

2.1.4	Use of Estimates and Criteria

In the preparation of these consolidated financial statements, certain estimates made by the Company’s management have been used in order to quantify certain assets, liabilities, income, expenses and commitments which are recorded within. These estimates are basically referred as to:

-	The evaluation of possible impairment losses on Property, plant and equipment, Intangibles and Investments.
-	The fair value determination for Land. Pursuant to IFRS (NIIF) 1 the fair value of a fixed asset item can be used as attributed cost, but only in the transition date as of January 1, 2009.
-	The criterion used in the valuation of certain assets.
-	The actuarial calculation for severance indemnity obligations.
-	The fair value of derivative contracts or other financial instruments.
-	Estimates to net realizable value and obsolescence.

Despite the fact that these estimates have been performed based on the best available information as of the date of issuance of these financial statements on the facts analyzed, it is possible that events that may take place in the future obligating management to modify them (upward or downward) in the next years, which will be made prospectively, recognizing the effect of changes in estimates in the corresponding future consolidated financial statements.

2.1.5	Periods covered

These consolidated financial statements cover the following periods:

-	Consolidated Classified Statement of Financial Position (the transition date) for the years ended as of December 31, 2010, December 31, 2009 and as of January 1, 2009.
-	Consolidated Statement of Income by Function as of December 31, 2010 and December 31, 2009.
-	Consolidated Statements of Comprehensive Income as of December 31, 2010 and December 31, 2009.
-	Consolidated Statements of Changes in Net Equity as of December 31, 2010 and as of December 31, 2009.
-	Consolidated Statements of Direct Cash Flows as of December 31, 2010 and December 31, 2009.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

2.1.6	Measurement Bases

The Consolidated Financial Statements have been prepared on historical cost bases except for the following significant items included in the financial statements:

-	Hedging financial instruments are valued at its fair value.
-	Financial assets available for sale are valued at fair value.
-	Financial instruments with changes in income are valued at fair value.
-	Certain land items were valued at fair value which constitutes attributed cost as of the transition date.
-	Severance indemnity accrual is determined pursuant to Actuarial calculation.

2.1.7	Significant Accounting Policies

The main critical policies are as follows:

-	Bad debt estimate.
-	Investment in Associates.
-	Inventories.
-	Intangible Assets.
-	Biological Assets.
-	Impairment of Property, Plant and equipment, Financial Assets.
-	Financial Instruments.
-	Accruals.
-	Deferred Taxes.
-	Benefits to Employees.
-	Revenue Recognition.

2.2	Basis of Consolidation

The Consolidated Financial Statements include assets, liabilities, incomes and cash flows of Viña Concha y Toro and its subsidiaries. The effects of significant transactions performed with subsidiaries have been eliminated and recognized the related non-controlling ownership which are presented in both the statement of financial position and statement of income, within non-controlling ownership.

2.2.1	Subsidiaries

The subsidiaries are those entities on which Viña Concha y Toro exert, direct or indirect control, understood as the ability to direct the financial and operating policies of a company in order to obtain benefits from its activities. This ability is presented, in general but not solely, due to the property, direct or indirect, of 50% or more of the company’s political rights.

To account for the acquisition of subsidiaries, Viña Concha y Toro uses the acquisition method. The acquisition cost is the fair value of assets delivered, of equity instruments issued and of liabilities incurred or assumed in the exchange date, and other costs directly attributable to the acquisition. Identifiable assets acquired, identifiable liabilities and contingencies assumed in a business combination are valued by its fair value in the acquisition date. The excess of acquisition cost on the fair value of the Company’s ownership in net identifiable assets acquired is recognized as goodwill. Whether the acquisition cost is lower than the fair value of net assets of the acquired subsidiary, the difference is directly recognized in the statement of income.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

The subsidiaries whose financial statements have been included in consolidation are as follows:

		OWNERSHIP PERCENTAGE
		12-31-2010			12-31-2009	01/01/2009
Tax ID No.	COMPANY	DIRECT	INDIRECT	TOTAL	TOTAL	TOTAL
85.037.900-9	Comercial Peumo Ltda.	0.000	100.000	100.000	100.000	100.000
84.712.500-4	Viña Palo Alto Ltda.	99.999	0.000	99.999	99.999	99.999
82.117.400-7	Soc. Export.y Com. Viña Maipo Ltda.	0.000	100.000	100.000	100.000	100.000
85.687.300-5	Transportes Viconto Ltda.	0.000	100.000	100.000	100.000	100.000
86.326.300-K	Viña Cono Sur S.A.	0.000	100.000	100.000	100.000	100.000
0-E	Trivento Bodegas y Viñedos S.A.	19.055	80.944	100.000	100.000	100.000
0-E	Concha y Toro UK Limited	99.000	1.000	100.000	100.000	100.000
0-E	Cono Sur Europe Limited	0.000	100.000	100.000	100.000	100.000
96.585.740-0	Soc. Export. y Com. Viña Canepa S.A.	0.000	100.000	100.000	100.000	100.000
96.921.850-K	Inversiones Concha y Toro Ltda.	99.980	0.020	100.000	100.000	100.000
99.513.110-2	VCT Internacional Ltda.	0.000	100.000	100.000	100.000	100.000
0-E	Finca Lunlunta S.A.	0.000	100.000	100.000	100.000	100.000
76.898.350-K	Viña Maycas del Limarí Limitada	0.000	100.000	100.000	100.000	100.000
0-E	Finca Austral S.A.	0.000	100.000	100.000	100.000	100.000
0-E	VCT Brasil Importación y Exportación Ltda.	0.000	100.000	100.000	100.000	100.000
0-E	Concha y Toro Sweden AB	0.000	100.000	100.000	100.000	100.000
0-E	Concha y Toro Finland OY	0.000	100.000	100.000	100.000	100.000
0-E	Concha y Toro Norway AS	0.000	100.000	100.000	100.000	100.000
76.048.605-1	Viñedos Los Robles Spa	0.000	100.000	100.000	100.000	0.000
0-E	Concha y Toro Shanghai (Of. de Representación)	100.000	0.000	100.000	100.000	0.000
0-E	VCT Group Of Wineries Asia Pte. Ltd.	100.000	0.000	100.000	0.000	0.000

The interest of external partners, represent the portion assignable to them of own funds and of income (results) as of December 31, 2010 and December 31, 2009, of those companies which are consolidated, and are presented as “Non-controlling ownership”, in the total equity of the attached consolidated statement of financial position and in the epigraph of “Profit, attributable to non-controlling ownership”, of the attached consolidated statement of income.

The translation to the presentation currency of financial statements of foreign companies with functional currency other than the Chilean peso is performed as is indicated in 2.2.2:

Exchange differences generated in the translation to the currency used in the consolidated financial statements are recorded within the account “exchange differences” within equity.

Exchange differences generated prior to January 1, 2009 have seconded in reserves income with the Company is first-time adoption of IFRS (NIIF), to the exception foreseen for the translation of financial statements prepared using accounting principles generally accepted in Chile to IFRS.

All balances and transactions between companies consolidated have been eliminated in the consolidation process.

2.2.2	Functional Currency and Presentation

The Company has determined that its functional currency is the Chilean peso and the functional currency of each of its subsidiaries has been determined by each entity based on the economic environment in which they operates, the term foreign currency is defined as any currency other than the Chilean peso.

The definition of this functional currency relates to the fact that is the currency that manifests or represents the transactions, facts and conditions that lie behind and are relevant to handle the operations of Viña Concha y Toro. For this purposes, it has been considered the analysis of variables such as: sale price of its products, relevant markets for the company, financing sources, among others.

In consolidation, items in the comprehensive statement these corresponding to entities with functional currency other than the Chilean peso have been translated to Chilean pesos using the average exchange rates. Items in the statement of financial position have been translated using the year-end exchange rates. These differences related to the translation of net assets of these entities have been recorded to equity within the translation reserve a separate line.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

The Company does not use a presentation currency different than the functional currency.

2.3	Financial Information by Operating Segment

The Group Concha y Toro present financial information by segments is a function of the information available to the entity’s key decision makers, with respect to the subjects which allow the measure of profitability and to make decisions on investments in business areas as established in IFRS 8. The Company operates in two business segments: Wines and Others.

2.4	Transactions in Foreign Currency

Transactions and Balances

Transactions in foreign currency are recorded at the initial moment applying the exchange rate in-force at the transaction date. Balances of monetary assets and liabilities are translated at year-end exchange rate; non-monetary entries in foreign currency which are measured in terms of historic cost are translated using the exchange rate in-force at the transaction date. Non-monetary entries in foreign currency which could be valued at fair value are translated using the exchange rate in-force at the date in which the fair value is determined.

Exchange rates used to translate monetary assets and liabilities, denominated in foreign currency at each year-end with respect to the Chilean peso are as follows:

CURRENCY	NOMENCLATURE	12/31/2010	12/31/2009	01/01/2009
US DOLLAR	USD	468.01	507.10	636.45
CANADIAN DOLLAR	CAD	467.87	481.12	521.72
SWEDISH CROWN	SEK	69.38	70.74	81.94
NORWAY CROWN	NOK	79.51	87.44	90.96
JAPANESE YEN	JPY	5.73	5.48	7.05
EURO	EUR	621.53	726.82	898.81
BRAZILIAN REAL	BRL	281.31	290.94	271.70
POUND STERLING	GBP	721.01	814.49	918.27
ARGENTINEAN PESOS	ARS	117.78	133.48	184.49
UNIDAD DE FOMENTO	UF	21,455.55	20,942.88	21,452.57

2.5	Cash and Cash Equivalents

Cash equivalents correspond to short-term investments which are of a significant liquidity, that are easily convertible in cash known amounts and subject to a low exchange risk in its value with maturity no greater than three months.

2.6	Financial Instruments

2.6.1	Financial Assets other than derivatives

Viña Concha y Toro S.A. and subsidiaries classifies its financial assets in the following categories: held for trading at fair value with changes recorded in income and available for sale at fair value with changes recorded in comprehensive income. The classification depends of the purpose with which these financial assets were acquired. Management determines the classification of its financial assets at the moment of initial recognition.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

2.6.1.1	Financial assets at fair value with changes seconded in income

Financial assets are classified at their fair value with changes in recorded in income if it is classified as held for trading. A financial asset is classified within this category when is mainly acquired to be sold in the short-term. Derivatives also are classified as acquired for its trade unless these were designed as hedging instruments. Assets of this category are classified as current assets.

These are initially recognized in income at its fair value.

2.6.1.2	Financial assets held to maturity

Investments held to their maturity are non-derivative financial assets which has fixed or determinable payments, has fixed maturities, and that the Company has the positive intention and ability to hold them to maturity. After the initial measurement, the financial investments maintained up to its maturity are subsequently measured at amortized cost. This cost is calculated as the amount initially recognized less capital prepayments, plus or less accumulated amortization using the effective rate method of any difference between the amount initially recognized and the amount at maturity, less any impairment loss determined pursuant to market values and conditions.

2.6.1.3	Borrowings and Accounts Receivables

Borrowings and accounts receivables are non-derivative financial assets with fixed or determinable payments which are not quoted in an active market. In those instruments are included in current assets items except those with maturities which exceed 12 months from the year-end date, which are classified as non-current assets. Borrowings and accounts receivable are included in “Trade Receivables and Other Current Account Receivable” in the statement of financial position.

Trade Receivables and Other Current Accounts Receivable, are initially recognized by its fair value (par value which in some cases include an implicit interest) and subsequently by its amortized cost pursuant to the effective interest method, less a provision for value impairment loss. This cost is calculated as the amount initially recognized less capital prepayments, plus or less accumulated amortization using the effective rate method of any difference between the amount initially recognized and the amount at maturity, less any impairment loss determined pursuant to market values. Profits and losses are recognized in the statement of income when entries are taken out or are impaired, as well as through the amortization process. When the stated value of the account receivable does significantly differ from its fair value, the recognition is at stated value. A provision for impairment loss of trade receivables is established when there is objective evidence that based on a case-by-case analysis; that indicates a risk of collection exists.

Once all collection efforts have been exhausted, the Company proceeds to sign-off the assets against the constituted provision. For a better control, the Company only uses the provision method and not the direct write-off method.

Historic renegotiations and currently in-force are not material. The current policy is to analyze on a case-by-case basis in order to evaluate borrowings and accounts receivable pursuant to the existence of risk of loss to determining whether or not its reclassification to prejudicial collection accounts is appropiate. If a reclassification is merited, a provision for amounts overdue and to be mature is performed.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

2.6.2	Financial liabilities other than derivatives

The Company classifies its financial liabilities in the following categories: at fair value with changes in income, trading creditors, loans which accrue interest or derivatives designed as hedging instruments.

Company’s management determines the classification of its financial liabilities at the initial recognition.

The financial liabilities are extinguished when the obligation is paid, settled or expired.

	2.6.2.1	Financial liabilities at fair value with changes in income

The financial liabilities are classified at fair value when these are maintained for trading or designed in its initial recognition at fair value through income. This category includes the derivative instruments not designated as qualified for hedging accounting.

	2.6.2.2	Trading creditors

Balances payable to suppliers are subsequently valued at amortized cost using the effective interest rate method.

	2.6.2.3	Loans which accrue interest

Loans are valued at amortized cost using the effective interest rate method. The amortized cost is calculated considering any premium or discount of the acquisition and includes transaction expenses which are an integral part of the effective interest rate. Profits and losses are recognized with a charge or credit to income when the liabilities are signed off or amortized.

2.6.3	Derivatives

	2.6.3.1	Hedging derivatives

The global derivative instruments portfolio is comprised in 94.22% by contracts which qualify as hedging instruments. These were subscribed by the Group Concha y Toro within the financial risk management policy framework to mitigate the risks associated with exchange rate and interest rate fluctuations through currency forward contracts and interest rate swaps.

Derivatives are recorded by its fair value as of the date of the statement of financial position. If its value is positive, these are recorded under item “Other financial assets” and if its value is negative, these are recorded within item “Other financial liabilities”, illustrating the change in its fair value in the comprehensive statement of income as described as follows, pursuant to the type of hedging to which correspond:

2.6.3.1.1	Fair value hedging

The portion of the underlying for which the risk is hedged its valued by its fair value in the same way than the hedging instrument, recording in the comprehensive statement of income, the value variations of both, offsetting the effects in the same item of the comprehensive statement of income. To date, Concha y Toro Group does not maintain derivatives qualified as fair value hedging.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

2.6.3.1.2	Cash Flow hedging

Changes in the fair value of derivatives are recorded, in the portion that these hedging are effective, in a Reserve of Total Equity until these are transferred to the comprehensive statement of income offsetting this effect against the hedging object. The results corresponding to ineffective portion of hedging are directly recorded in the comprehensive statement of income.

2.6.3.1.3	Net Investment Hedging

Net investments hedging in a foreign operation, including hedging of monetary entry which is recorded as a part of the net investment, are recorded as follows: profits or losses by the hedging instrument related to the hedging effective portion are recognized as a charge or credit in equity accounts, while any gain or loss related to the ineffective portion is recognized as a charge or credit to income. When alienate the foreign operation, the accumulated amount of any gain or loss directly recognized in equity is transferred to the statement of income.

A hedging is considered as highly effective when changes in the fair value or in cash flows of the underlying directly attributable to the hedged risk, are offset against the changes in the fair value or in the hedging instrument cash flows, with effectiveness between a ranks of 80% - 125%.

	2.6.3.2	Implicit Derivatives

Concha y Toro Group evaluates the existence of implicit derivatives in financial instruments contracts and grape purchase contracts performed with third parties in order to determine whether its characteristics and risks are closely related to the main contract. If concluded that the clauses in-force in contracts were related to the main contract, the derivative is valued at fair value.

	2.6.3.3	Other derivatives

During the last quarter of 2010 the Company has contracted currency options, which do not comply with the requirements to be classified as hedging instruments and therefore, these were recorded at its fair value and classified as financial assets or liabilities at fair value with changes in income and recorded in other financial assets and liabilities, depending whether the fair value is positive or negative.

2.6.4	Fair value and classification of financial instruments

The fair value of different derivative financial instruments is calculated through the following procedures:

- For derivatives quoted in an organized market, for its quote at year-end.

- In the case of derivatives non-negotiable in organized markets, the Group use for its valuation, the discount of expected cash flows and generally accepted options valuation models, based on the market conditions, both from cash and forwards at year-end

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

In consideration to the abovementioned procedures, Viña Concha y Toro classifies its measures for fair value within the following levels:

Level 1	Fair value obtained through direct reference to prices quoted, with no adjustment.

Level 2
Fair value obtained through use of valuation models accepted in the market and based in prices, other than those indicated in Level 1, which are observable direct or indirectly as of the measuring date (Adjusted prices).

Level 3	Fair value obtained through models internally developed or methodologies which use information that are not observable or very few liquids.

2.6.5	Loans which accrue interest

All credits and loans are initially recognized at fair value of the payment received less direct costs attributable to the transaction. Subsequently to the initial recognition these are measured at amortized cost using the effective interest rate method.

Profits and losses are recognized with a charge or credit to income when the liabilities are signed off or amortized.

2.7	Assets held for sale

Assets, and Property, Plant and equipment whose book value will be recovered through a sale operation and not through its ongoing use, are classified as held for sale. This condition is considered as complied solely when the sale is highly probable and the asset is available for immediate sale in its current state being transferred to the current group.

Assets are classified as non-current assets held for sale when the determination has been made by management to dispose of the investment within twelve months following year-end.

These assets are valued at the lower value between the book value and the estimated sale value deducting the costs required for its realization, and are no longer depreciated from the moment in which are classified assets held for sale.

2.8	Inventories

Raw material, products in-process, finished products and supplies, are initially valued at cost, subsequent to the initial recognition. Subsequently these are valued at the lower value between the net realizable value and the cost initially recorded. Inventories of wine in bulk are valued at weighted average cost, determined through the system known as absorption costing, which implies adding to acquisition direct costs and/or grapes production cost those indirect costs incurred in the agriculture process, and direct and indirect costs of the wine production process.

The Company and its subsidiaries recorded impairment for obsolescence of raw material and supplies based on technical reports and on turnover level of stocks maintained and /or from the evaluation of its future utilization.

2.9	Other non-financial assets

Within other non-financial assets are current prepaid expenses. These include disbursements due to advance payments related to lease of farms and advertising. These are classified in current and non-current depending on the term of its maturity.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

2.10	Investments in associates

Associates entities are considered those on which Concha y Toro Group is in position to exert a significant influence, but not control or jointly control, through being able to participate in decisions on its financial and operating policies. Pursuant to the equity method, the investment in a subsidiary will be initially recorded at cost and its book value will be increased or decreased to recognize the portion which corresponds to the investor in the profit or loss obtained by the entity in which maintains the investment, after the acquisition date.

The net income obtained in each year by these companies is illustrated in the consolidated comprehensive statement of income as “Ownership in profits (losses) of associates recorded using the equity method”.

2.10.1	Goodwill of investments through equity method

The Goodwill obtained in the acquisition of the associated Industria Corchera S.A, it is not amortized and at each accounting year-end it is estimated if there are indications of impairment which may decrease its recoverable amount to an amount lower than the net cost recorded, in whose case, an adjustment due to impairment is performed.

The related assignation is performed in those cash generating units to which are expected to obtain a benefit from the business combination in which arose this acquired goodwill. This value is already added to the investment value for the case of Industria Corchera S.A.

2.11	Intangible Assets

2.11.1	Industrial Brand Rights

Viña Concha y Toro trade its products through the registration of it’s own brands with a finite useful life, duly recorded and completely in-force. Those brands include Concha y Toro and sub brands Don Melchor, Amelia, Terrunyo, Trio, Casillero del Diablo, Sunrise, Frontera, Tocornal and Maipo. The subsidiaries have registered their brands Cono Sur, Isla Negra, Maycas del Limarí and Trivento.

-	Registered in Chile.

Viña Concha y Toro, has a portfolio of it’s own industrial brands registered in Chile for a ten-year period, renewable. These are valued at brand registration historic cost. This value is amortized in the period of time in which the register is in-force.

-	Registered abroad.

The Company also registers its brands abroad in locations where it operates in the wine business. Normally, these registration rights have an in-force period from 5 to 10 years. The registration amounts are amortized in the in-force period of the related brand registration certificate pursuant to regulations of each country. These are recorded at historic cost net of amortization.

Viña Concha y Toro, value the related Industrial Brand Rights at its registration cost value. Disbursements incurred in developments of brands are recorded as operating expenses when incurred.

Brands acquired prior to the date in which Viña Concha y Toro adopted its transition to IFRS are presented at its value revalued by inflation and lessen by the related accumulated amortization.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

2.11.2	Domain Rights

Correspond to the use rights for a unique internet address to which users can access. These domains can be domestic or foreign, to which its in-force period will correspond to that indicated by the law of each country and in general not higher than 5 renewable years.

2.11.3	IT Programs

Licenses for IT programs acquired are recorded at historic cost net of amortization. These costs are amortized using its estimated useful lives, generally 3 to 8 years.

Expenses related to the development or maintenance of IT programs are recognized as expense when incurred.

2.11.4	Research and development

Research and development expenses are recognized as expenses when incurred. The Company has no significant material disbursements for these concepts during the years ended as of December 31, 2010 and December 31, 2009.

2.11.5	Water rights

Water rights acquired by the Company correspond to the exploitation right of water existing in natural sources associated to agricultural land which are recorded at historic cost. These are recognized at its purchase value, and given that they are perpetual rights, these are not amortizable. However, the Company evaluates these water rights with respect to impairment on a yearly basis.

Water rights prior to the date in which Viña Concha y Toro, adopted its transition to IFRS are presented at its value restated by inflation and reduced by the related accumulated depreciation.

2.11.6	Easement Rights

Rights related to easement correspond to the amounts in acquisition of rights of way for use of service, between several co-owners from the area (access to allotments, aqueduct transit, and power lines), on agricultural land of Viña Concha y Toro, in addition to those of its subsidiary Viña Cono Sur S.A. These rights are indefinite therefore, are not amortized but subject to “impairment test” on an annual basis, restating the value in case the related market value were lower, based on the last transactions performed by the Company.

Rights acquired prior to the date in which Viña Concha y Toro adopted its transition to IFRS are presented at its value restated by inflation and reduced by the related accumulated depreciation.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

2.11.7	Identification of classes of intangibles with finite and undefined useful life

Description of classes of intangible	Useful life definition finite or indefinite
Domains	Finite
Industrial brands, domestic (acquired)	Finite
Industrial brands rights, registered abroad	Finite
Water rights	Indefinite
Easement rights	Indefinite
IT Programs	Finite

2.11.8	Minimum and maximum useful lives for amortization of intangibles

Useful life by class of intangible assets	Minimum	Maximum
Licenses, Registered brands and other rights	5	10
IT Programs	3	8
Other identifiable intangible assets	3	10

2.12	Property, Plant and Equipment

Property, Plant and Equipment are recorded at cost, less accumulated depreciation, less losses for value impairment.

The element’s cost of Property, Plant and equipment includes its acquisition price plus all the costs directly related to the asset location and its preparation for operation as foreseen by the Company and the initial estimate of any dismantling cost and removal of the element or rehabilitation of the site where is placed.

The cost of certain land has been determined as attributed cost as of January 1, 2009 pursuant to the exemption stipulated in IFRS 1. The Company hired independent engineers whose determined the fair value of these land. The higher resulting value is presented in Retained Earnings; given that the Company has defined that all assets will be valued beginning on that date based on cost.

When portions of an entry of property, plant and equipment own different useful lives, these are recorded as separate entries (important components) of property, plant and equipment.

Expenses of repair jobs, conservation and maintenance are charged to income in the period incurred. Note that certain elements of Property, Plant and equipment of Concha y Toro Group require reviews on a regular basis. In that sense, the elements subject to substitution are separately recognized from the remaining of the asset and with a segregation level which allows amortizing them in the period of time between the current and up to the following reparation.

2.12.1	Policy for loans which accrue interest

Property, Plant and Equipment, includes costs for financing interest attributable to the acquisition or construction of assets related to those assets that requires a substantial period of time before they are ready for use or sale. Financial expenses are obtained when applying a capitalization rate, which is determined with the weighted average of all costs for the entity’s interest between the loans which have been in-force during the year.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

The financing cost incurred from the acquisition of an asset, up to the date in which these are ready to be used, are incorporated to the asset value as established in IAS 23.

In the case that the period of time used for the construction of property, plant and equipment is higher than the reasonable, the interest capitalization is discontinued.

2.12.2	Depreciation

Property, Plant and equipment are depreciated following the straight-line method through the asset’s acquisition cost distribution less the residual value estimated between the element’s estimated useful lives.

Viña Concha y Toro and subsidiaries evaluates at each report’s date the existence of any value impairment of assets related to Property, Plant and equipment. Any reversal of value loss due to impairment is recorded directly to income at year-end.

The useful lives of assets are presented as follows:

YEARS
Building	10 to 30
Plant and equipment	3 to 20
IT Equipment	3 to 7
Fixed premises and accessories	5 to 30
Motorized vehicles	6
Other property, Plant and equipment	3 to 20

2.12.3	Government subsidy

The Company has received a government subsidy from the Chilean State, in conformity with The Law to Encourage Drainage and Irrigation, Law 18,450 related to the winegrowing activity developed.

These government subsidies in benefit of the Company are presented within item Plantations, Plants and Equipment, deducted from the construction value in-progress, and irrigation material.

2.13	Biological Assets

Within Biological Assets, Viña Concha y Toro includes all grapevine plantations. The agricultural product (Grapes) derived from plantations under production is purposed to be a supply for the wine production process.

In conformity with IAS 41, for those assets for which is not possible to reliably determine the fair market value, the Company has concluded to value the grapevine plantations at its historic cost less accumulated depreciation and accumulated losses due to impairment.

The Company depreciates its biological assets following the straight-line method in function of the estimated useful lives of grapevines and subjecting the value to impairment test in each year. Useful lives applied are as follows:

Useful lives
Plantations vineyard	20-25

For agricultural product (grapes) which are in a growing process up to the grape harvest date, costs are accumulated up to the harvest date and then forms part of the inventory cost in the following processes.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

2.14	Impairment of Non-financial assets value

On an annual basis, the Company assesses the impairment on the value of Property, plant and equipment, Intangibles, Investment in associates, Biological Assets and Financial Assets pursuant to the methodology established by the Company as established in IAS 36, assets on which this methodology applies are as follows:

-	Property, plant and equipment
-	Intangible Assets
-	Investment in Associates
-	Other long-term assets (Projects)
-	Biological Assets (at historic cost)

Assets subject to depreciation and amortization are subject to impairment tests provided that any event or changes in circumstances indicate that the amount in books cannot be recoverable. An impairment loss is recognized to extent the amount currently recorded exceeds the estimated recoverable amount. The recoverable amount is the higher value between the asset fair value less the costs for the sale or the use value. In order to evaluate the value impairment loss, when is not possible to estimate the recoverable amount of the individual asset, assets are grouped in accordance to the cash generating units. Non-financial assets, other than goodwill that were been affected by an impairment loss are subject to reviews as of each year-end in case events have occurred that justify loss reversals. Impairment tests are performed under the following methods indicated in IFRS:

-	Expected future cash flows for groups of Property, Plant and Equipment. (CGU) identified.

-	Comparison of fair market values against cash flows in order to determine between both, the recoverable amount and then perform a comparison with the book value.

-	Discounted income flows in order to evaluate investment impairment in associates.

2.14.1	Impairment of Property, Plant and equipment, investments in subsidiaries, associates and Biological Assets.

These assets are subject to tests to evaluate for impairment losses in order to verify as to whether or not there is any indication that the book value is lower than the recoverable amount. If that indication exists, the asset recoverable amount is estimated in order to determine the impairment scope, if any. In instances where the asset did not generate cash flows which were independent from other assets, the Company determines the recoverable value of the cash generating unit to which the asset belong pursuant to the business segment (wines and others).

2.14.2	Intangible assets impairment

The Company performs a test to evaluate intangible assets impairments for all assets with indefinite useful lives. This is performed on annual basis and every time that there is an indication that the asset could be impaired.

If the recoverable value of an asset is considered lower than its book value, the latter decreases to the recoverable value.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

2.14.3	Financial assets Impairment

In the case of trading receivable assets, the Company has defined a policy to record provisions due to impairment based on the aging.

For its account receivable, the Company has defined age stratification parameters as well as the percentages to be applied in the impairment evaluation for these items.

In accordance with the information presented and evaluating if there is any indication of value impairment of some assets related to the wine’s flow generating unit; we may conclude that there is no evidence of indication that support any impairment in the value of these assets.

2.14.4	Impairment on Investments in Associates

After the ownership application, Viña Concha y Toro S.A. and is subsidiaries determine whether it is necessary to recognize an additional impairment loss for the investment maintained in its associates. On an annual basis, the Company evaluates if objective evidence exists that the investment in associates or joint-ventures are at risk to be considered as impaired. The Company calculates the impairment amount as the difference between the fair value of the associate and the acquisition cost and, in the case in which the acquisition value is higher, the difference is recognized with a charge to income.

2.15	Lease Contracts

Lease contracts where all risks and substantial benefits are transferred are classified as financial leases.

Goods received in lease, which comply with the features of a financial lease, Viña Concha y Toro S.A. and subsidiaries record these as acquisition of Property, Plant and equipment at the lower value between the fair value and the present value of the minimum future payments.

Each lease payment is distributed between the liability and the financial charges in order to obtain a constant type of interest on the debt’s outstanding balance.

The related lease obligations, net of financial charges are included in other non-current liabilities. The interest element of the financial expenses is charged in the statement of income during the lease period in order to obtain a constant recurring interest rate on the liability remaining balance for each period. The asset acquired as financial lease is depreciated during the lessor of its useful life or the contract lifespan.

Contracts which do not comply with the financial lease features are classified as operating leases.

It is considered an operating lease when the lessor maintains a significant portion of the risks an advantages derived from the tenure of goods granted in lease. Payments related to operating lease (net of any incentive received from the lessor) are charged in the statement of income or activated (if applicable) on a straight-line basis during the lease lifespan.

2.16	Income and deferred taxes

2.16.1	Income tax

Viña Concha y Toro S.A. and its subsidiaries recognize income tax based on net taxable income determined in accordance with the provisions of the Income Tax Law and the foreign countries where certain subsidiaries operate.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

The income tax expense for the year of these companies is determined as the addition of each company’s current taxes which result after applying the type of tax burden on the taxable basis for the year, and the application of the related taxable deductions accepted, plus the variation of deferred taxes of assets and liabilities and tax credits, both from negative taxable basis and deductions.

2.16.2	Deferred Taxes

Viña Concha y Toro S.A. and its subsidiaries record deferred taxes originated from all temporary differences and other events which generate differences between the accounting basis and tax basis of assets and liabilities, which are recorded pursuant to standards established in IAS 12 “Income tax “.

The differences between the accounting value of assets and liabilities and its tax basis, give rise to the balances of deferred taxes of assets and liabilities which are calculated using the tax rates expected in force when assets and liabilities are realized.

Variations in deferred tax assets and liabilities not coming from business combinations are recorded in income accounts or in Net Equity accounts of the Consolidated Statement of Financial Position depending on where the profits and loss which gave rise to these were recorded.

Deferred tax assets and tax credits are solely recognized when is considered as likely that the consolidated entities will have enough future tax profits to recover the deductions due to temporary differences and use the tax credits.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of business funds as well as those associated to investments in subsidiaries, associates and entities under joint control in which is possible to control its reversals and probable not to perform a revert in a predictable future.

As of the statement of financial position date, the unrecognized deferred tax assets are revaluated and recognized provided that is highly probable that future taxable gains will allow the recovering of this deferred tax assets.

2.17	Benefits to employees

2.17.1	Vacations

Costs associated to personnel contractual benefits and related to services provided by employees during the year are charged to income in the related period.

2.17.2	Severance Indemnities

Company’s management use assumptions in order to determine the best estimate of these benefits. The valuation of these obligations is performed through an actuarial calculation. The assumptions used in this calculation include the pension rotation hypothesis, the mortality rate, the discount rate the expected rise in remuneration and the future permanence, among other.

Actuarial gains or losses that can occur due to variations of defined pre-established obligations are directly recorded in income for the year.

Actuarial gains or losses arise from the deviations between estimates and actuality of the actuarial hypothesis behavior or in the reformulation of the established actuarial hypothesis.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

2.18	Provisions

Provisions are recorded when relate to present obligations, legal or assumed, generated as a result of a past event for whose payment is expected a resource expense.

2.19	Capital

The capital of Viña Concha y Toro is represented by ordinary share of a unique series and with no par value.

2.20	Minimum dividend

Article N° 79 of Law for Corporations in Chile establishes that, unless a different agreement is adopted in the related Board, for the unanimity of issued shares, the Open Corporations must distribute on an annual basis as dividend in cash to their shareholders, at prorate of their shares or in the ratio established in statutes if preferred shares exists, at least 30% of the Company’s net income of each year, except when correspond to assimilate accumulated losses from prior years.

2.21	Income (loss) per Share

The common gain (loss) per share is calculated as the quotient between the net income (loss) of the year attributable to the owners of the company and the weighted average number of ordinary shares of the company in circulation during the same year. The Company has not performed any type of operation wich would result in a potential diluted effect.

2.22	Direct statement of cash flow

For the purposes of the statement of cash flows, cash and cash equivalents relates to cash as defined previously.

The statement of cash flow gathers the cash movements performed during the year, determined by the direct method. In these statements of cash flow the following expressions are used as detailed below:

-	Cash Flows: Incomes and egresses of cash or equivalents, including short term investments less than three months with high liquidity and low risk of value fluctuations.

-	Operating activities: activities which constitute the main source of ordinary income for the Group, as well as other activities which cannot be classified as investment or financing.

-	Investing activities: activities of acquisition, alienation or disposal by other means of assets and other investments not included in cash and its equivalents.

-	Financing activities: activities which produce changes in the volume and composition of the net equity and of financial liabilities.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

2.23	Recognition of incomes and expenses

Ordinary incomes due to sales and services are recognized by Viña Concha y Toro and subsidiaries when the relevant risks and product’s property benefits are transferred to the purchaser. Usually, when the property and risk are transferred to the customer and products are delivered in the agreed location. Incomes are valued at the fair value of the received or to be received counterpart.

Expenses are recognized on an accrual basis.

Ordinary incomes are presented net of V.A.T., devolutions, rebates and discounts and after the elimination of the sale performed between subsidiaries, as described as follows:

2.23.1	Sale of Goods and Products

Ordinary incomes from sale of goods is recognized and recorded in the financial statements when each and all the following conditions are met:

a)	The company has transferred to the purchaser the significant risks and advantages derived from good;

b)	The company does not retain for itself any implication in the current management of goods sold, in the degree usually associated with the property, nor retain the effective control on these;

c)	The amount of ordinary incomes can be valuated with reliability;

d)	It is likely that the company receives the economic benefits associated with the transaction; and

e)	The costs incurred or to be incurred with respect to the transaction can be valued with reliability.

2.23.2	Income due to Service Delivery

Ordinary income related to service delivery is recognized considering the service’s realization degree at the balance sheet’s date, provided that the transaction result can be estimated with reliability.

2.23.3	Financial Income

Income is recognized as interest is accrued in function of the principal that is pending of payment and of the applicable interest rate.

2.23.4	Dividends

Income due to dividends is recognized when the right of the Company and subsidiaries to receive the payment is established.

2.24	The Environment

Concha y Toro Group presents disbursements due to environmental investments in Water Treatment Plant in order to protect the environment. The amounts of elements incorporated in facilities, machinery and equipment are considered as immobilized assets.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 3. FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

As a part of the process to adopt the International Financial Reporting Standards (hereinafter “IFRS”), the Chilean Superintendence of Securities and Insurance has required, in its Circular N°457 dated June 20, 2008, to Corporations registered in this supervisory entity, to adopt IFRS beginning on January 1, 2009 (the transition date), including those whom will accept the alternative presented in Circular 427, this is, to adopt IFRS beginning on the accounting year 2010, comparative with accounting year 2009.

These consolidated financial statements have been prepared under IFRS issued by the IASB.

Section a) and b) of this title are presented the exemptions and reconciliations required by IFRS Nº1 between the beginning balances as of January 1, 2009 resulting after applying this standard.

a)	Exemptions to the retroactive application defined by the Group Viña Concha y Toro

Exemptions indicated in IFRS 1 that the Group has decided to apply in its IFRS adoption process, are as follows:

I.
Fair value or revaluation as attributable cost: IFRS 1 allows, as of the transition date, the measurement of a Property, plant and equipment either at its fair value, and to use this fair value as the attributed cost in such a date, or initial cost the cost monetarily restated.

The Company used as cost attributed to Property, plant and equipment, the initial cost value, monetarily restated as of December 31, 2008, whereas for certain Land, used fair value as of January 1, 2009, determined in function of valuations performed by experts (external appraisers). For new assets the Company used the historic cost in the related functional currency.

II.	Intangible Assets: The Company has determined as cost, the net value of these assets, with price-level restatement as of December 31, 2008

III.
Translation Differences: As of the transition date, IFRS 1 allows to value as zero all balances of accumulated differences due to translation of financial statements of foreign subsidiaries or for those which have a functional currency other than the Parent’s currency.

The Company opted for this exemption, which resulted in the transfer of the accumulated balance of the equity account “Translation Difference” to the account “Accumulated Reserves” of the Statement of Change in Net Equity.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

b)	Reconciliation of Net Equity from Chilean GAAP to IFRS

The reconciliation presented as follows indicate quantification on the impact related to the transition to IFRS in Viña Concha y Toro Group. The reconciliation indicates the impact of transition with the following details:

b.1) Reconciliation of Net Equity from Chilean GAAP to IFRS as of January 1, 2009:

Concept	Reference	2009
		Th$
Equity under Chilean GAAP as of January 1, 2009		263,092,949
Elimination of Deferred Tax complementary accounts	(i)	(1,760,791)
Recognition of the obligation to distribute a minimum dividend of 30%	(ii)	(4,768,828)
Translation adjustment of inventories value for the subsidiary Bodega y Viñedos Trivento S.A., at historic cost in Functional currency Dollar	(iii)	549,222
Recognition of differential for the indemnity obligation at actuarial value	(iv)	27,243
Translation adjustment of costs value for next harvest of subsidiary Bodega y Viñedos Trivento S.A., at historic cost in Functional currency Dollar	(vii)	101,898
17% of deferred tax on the differential of the severance indemnity at actuarial value	(iv)	(4,631)
Adjustment for market value of financial assets available for sale	(vi)	109,788
Minority interest		7
Biological assets, property, plant and equipment and intangibles at fair value of subsidiary Argentina	(vii)	(466,888)
Property, Plant and equipment at fair value pursuant to appraisal report	(viii)	37,407,313
Difference of higher liability due to deferred tax, resulting from the land appraisal	(ix)	(6,359,243)
Reversal of CM inventories	(v)	(2,079,025)
Equity under IFRS as of January 1, 2009		285,849,014

Explanation on the effects of transition to IFRS

I.	Deferred taxes, complementary accounts.

Under IFRS a balance sheet criterion is applied, thus, any difference between accounting and tax value of an asset or liability represents the existence of deferred tax which must be recorded in the statement of financial position. Under Chilean GAAP, the determination of deferred taxes follows a scheme which is similar to IFRS, however certain exemptions established by Technical Bulletin N° 60 issued by the Chilean Association of Accountants “Accounting of Income and Deferred Taxes” and other complementary, give rise to differences with the aforementioned international standard which should be adjusted in the adoption process. The main difference relates to the fact that the Chilean GAAP used to accept recording the first application effect against an account of the statement of financial position denominated “complementary asset (liability) due to deferred liabilities (assets)”.

These complementary assets (liabilities) were amortized against income in the estimated reversal period of the temporary difference which gave its origin, except for the case of complementary liabilities originated for the accounting record of deferred tax assets due to taxable losses, in whose case; the amortization was performed in function of the actual utilization of these losses.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

II.	Minimum Dividend.

Article N° 79 of Law N°18,046 of Chilean Corporations (Public shareholders’ companies ) established that, unless the shareholders of shares issued with voting rights at the Shareholders’ Meeting unanimously agree otherwise, open corporations will have to distribute on annual basis as dividend in cash to Company’s shareholders, at prorate of their shares or in the proportion established by Company’s statutes if preferred shares exists, at least 30% of net profit for each year, except when correspond to assimilate accumulated losses from prior years. For IFRS purposes, an accrual must be performed in order to recognize the corresponding decrease in equity at each balance sheet date. Under the prior standard, these dividends were not recorded until received the final approval from the Shareholders Board generally held in April of the next year. The adjustment effects of these dividends in the consolidated equity are shown in the reconciliation.

III.	Inventories Goodwill in Subsidiary Trivento

Adjustment which correspond to the goodwill on inventories of the subsidiary Trivento Bodegas y Viñedos, due to translation to USD at historic exchange pursuant to inventories permanency, recorded in Argentinean subsidiary, with functional currency USD.

IV.	Actuarial Calculation

IAS 19 required that the severance indemnity provision is calculated under the actuarial calculation method. In conformity with the application of this methodology, a higher liability has been recognized as initial adjustment due to this obligation amounting to Th$ 27,243 which has been taken to Accumulated Results. Likewise, this adjustment gave rise to a deferred tax amounting to (M$4,631).

V.	Price -level restatement.

Chilean GAAP previously required that the financial statements were adjusted in order to reflect the effect of loss in the acquisition power of the Chilean peso in the financial position and operating results of reporting entities. The method described above, was based in a model which required the profit or loss calculation by net inflation attributable to monetary assets and liabilities exposed to variations in the local currency acquisition power. The historic costs of non-monetary assets and liabilities, equity accounts and income accounts were restated in order to reflect the variations of the Consumer Price Index (CPI) from the acquisition date up to year-end.

The change in the acquisition power, included in net gains or losses, used to illustrate the effects of inflation in monetary assets and liabilities maintained by the Company.

IFRS Standard does not allow the indexation due to inflation, in countries which are not hyper inflationary, such as Chile. Consequently, the Company has eliminated the accumulated price-level effect of amounts referred to Supply Inventories and material. With respect to wine inventories, these are presented valued at historic cost and adjusted to the variation in wine prices considering the turnover of different qualities of wine. For those items related with Property, Plant and equipment, Intangibles and Equity, for the latter, the Company considered its accounting value restated from the capital as attributed cost at the transition date, which has been maintained up to the adoption date for being considered capital contributions approved by the Company’s shareholders.

The effects obtained after the application of price-level restatement described above are included in the proforma reconciliation and were applied pursuant IFRS 1, paragraph 16 to 19.

VI.	Fair value of financial investments available for sale.

Under IFRS these investments must be valued at Fair Value. In accordance to the fair value, as of January 1, 2009 a higher value is generated which is recognized as an increase in Equity.

VII.	Valuation of Property, Plant and Equipment, Intangible assets and Biological Assets for subsidiary Trivento S.A.

The subsidiary Trivento Bodegas y Viñedos S.A. adjusted the value of asset identifiable pursuant the classification and distribution of items required under IFRS.

VIII.	Revaluation of Land at fair value as attributed cost.

The Company valued certain land items at fair value in accordance with the exemption contained in IFRS 1. The valuation performed was conducted one time only in accordance with IFRS1 and the new value determined corresponds to the initial cost of assets beginning on the transition date. The adjustment was performed through an increase in the amount of retained earnings.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

The fair value effect is as follows:

01-01-2009
Property, Plant and equipment	Th$
Book value	189,245,340
Adjustment to fair value	37,407,313
Total Property, plant and equipment including fair value of land	226,652,653

IX.	Adjustments in Deferred Taxes.

The adjustments in deferred taxes are mainly generated due to the appraisal indicated in prior paragraph with respect to land in accordance to IFRS 1, as well as for the adjustment at market value of assets available for sale, for the recognition at market value of Hedging higher than 90 days, eliminations of Price-level restatement for items of Property, Plant and equipment and Inventories.

X.	Adjustment due to translation IFRS Foreign Subsidiaries

Corresponds mainly to the translation at historic exchange rate of foreign subsidiaries giving rise to differences in valuations of inventories, in its subsidiary Trivento as well as subsidiaries of UK, Sweden, Norway and Brazil.

XI.	Adjustment due to accounting of Financial Assets qualified as Hedging, higher than 90 days.

Up to December 31, 2009, in accordance with the Chile GAAP in force at that date, the Company presented the effect of expected cash flow hedges exceeding 90 days as net values and did not show the right in an asset account and the obligation in a liability account, given that the value of these fair values was offset not generating any impact on equity or profit or loss. As a result of the change in the regulation that includes the IFRS, these financial operations were presented separately, presenting the effects in Equity as required by IFRS. These amounts correspond to unrealized values, which under IFRS are presented offset in Equity.

XII.	Adjustment due to amortizations reversal

The adjustments due to amortization reversal are directly related to the cease in amortization of the goodwill, of intangible assets and amortization of deferred tax complementary accounts.

XIII.	Income adjustment of Associates reconciled to IFRS

The income of associates were adjusted for the application of IFRS Standards; and these gave rise to differences in the results of these associates as a result of applying fair values.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

b.2) Reconciliation of Net Equity from Chilean GAAP to IFRS as of December 31, 2009:

		Th$
Net consolidated equity based on Chilean GAAP as of December 31, 2009		307,408,920
Initial adjustment due to balance close of deferred tax complementary accounts	(i)	(1,760,791)
Translation adjustment of cost value for the next harvest of subsidiary Bodega Y Viñedos Trivento S.A. at historic cost in Functional Currency Dollar	(iii)	549,222
Initial adjustment of net effect on actuarial calculation for severance indemnity accrual	(vii)	101,898
Initial adjustment at fair value for financial assets available for sale	(iv)	22,612
Initial adjustment at fair value for financial assets available for sale	(vi)	109,788
Initial adjustment for valuation of Property, plant and equipment, Intangible assets, Biological assets, subsidiary Trivento Bodegas y Viñedos S.A.	(vii)	(466,888)
Initial adjustment for valuation of certain land, pursuant to appraisal report	(viii)	37,407,313
Initial adjustment for difference of higher liability due to deferred tax from land appraisal	(ix)	(6,359,243)
Initial adjustment for reversal of price-level restatement on Inventories as of December 31, 2008	(v)	(2,079,025)
Adjustment due to IFRS conversion in foreign subsidiaries	(x)	(56,105)
Adjustment to fair value, corresponding to Financial assets available for sale as of December 31, 2009	(iv)	(78,405)
Deferred taxes adjustments	(ix)	(2,860,749)
Accounting of financial assets qualified as Hedging, higher than 90 days not recorded in GAAP as of December 31, 2009	(xi)	11,081,476
Recognition of the obligation corresponding to 30% of minimum dividend to be distributed	(ii)	(7,687,670)
Adjustment due to price-level restatement	(v)	7,271,281
Adjustments due to amortizations reversal	(xii)	289,774
Minority ownership, corresponding to equity accounts	(v)	(4)
Adjustment of income for associates reconciled to IFRS	(xiii)	78,752
Total IFRS Adjustment		35,563,236
Net consolidated equity pursuant to IFRS as of December 31, 2009		342,972,156

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

b.3) Reconciliation of Gain as of December 31, 2009 from Chilean GAAP to IFRS.

		Th$
Consolidated income for 2009 under GAAP		44,160,442
Goodwill on inventories in subsidiary Trivento Bodegas y Vinedos S.A. due to translation to US$ at historic exchange rate as of December 31, 2009	(iii)	(14,752)
Adjustments due to amortizations reversal	(xii)	289,772
Adjustment on income of associate reconciled to IFRS	(xiii)	78,752
Deferred taxes adjustment	(ix)	(823,925)
Elimination adjustment of price-level restatement	(v)	1,587,757
Total IFRS adjustment		1,117,604
Consolidated income for 2009 in accordance with IFRS		45,278,046

c)	There are no significant adjustments in the Direct Consolidated Statement of Cash Flow with respect to prior GAAP.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 4. ESTIMATES MADE BY MANAGEMENT

The preparation of financial statements require that Management perform estimates and use assumptions which affect the amounts included in these consolidated financial statements and related notes. Estimates made and assumptions used by the Company are based on the historic experience, changes in the industry and information provided by qualified external sources. However, the final results could differ from estimates under certain conditions, and in some cases have a significant variation.

Estimates and significant accounting policies are defined as those that are important to properly reflect the Company’s results and financial position and/or those which require a high degree of Management’s judgment.

Main estimates and applications of the professional criteria that as a result of its variation could give rise to significant adjustments on book values of assets and liabilities within the next financial period are related to the following concepts:

4.1	The evaluation of possible impairment losses on Property, Plants and equipment, Intangibles and Investments

At of the closing date of each year, or in those date in which is considered as necessary, an analysis is performed to asset’s value in order to determine if there is an indication that these assets had an impairment loss. If any, estimation on the recoverable amount of this asset is performed, in this case, the recoverable amount with respect to the asset’s book value. If these are identifiable assets which do not independently generate cash flows, an estimate is performed on the recoverability of the Cash Generating Unit to which this asset belongs

In the case of Cash Generating Units to which tangible or intangible assets have been assigned with an indefinite useful life, its recoverability analysis is performed systematically at each year-end or under circumstances considered as required to perform this analysis.

In the case of financial assets with a trading origin, the Company has defined a policy for the recording of impairment accruals in function of the irrecoverable status for the overdue balance, which is determined through an analysis on the age, historic collection and the collection status of accounts receivable.

4.2	Determination of fair value for Property, Plant and equipment (land appraisal)

The Company revalued certain items of Property, Plant and equipment, specifically Land. The revaluation performed was conducted a single time only in conformity with IFRS 1 and the new value corresponds to the asset attributed cost beginning on the transition date. The fair value of assets revalued has been determined through appraisals performed as of the transition date by independent appraisers. Under Chilean GAAP the land revaluation at fair value was not accepted.

4.3	The assignation of useful life of Property, Plant and equipment and Intangibles

The Company’s management determines the estimated useful lives on technical basis and the related depreciation charges of its fixed assets and intangibles. This estimate is based on the projected life cycles of goods assigned to the respective segments: Wines and Others. Concha y Toro Group reviews the estimated useful lives of Property, Plant and equipment and Intangible assets, at the closing date of each annual financial report.

4.4	The actuarial calculation for severance indemnity obligations.

The Company’s determination of severance indemnity provision is agreed to only the equivalent to a specific number of days per year, under certain conditions. This has been determined through the actuarial value of the benefit accrued cost. This method allowed performing estimates based on the future permanence of those involved in this benefit, mortality rates, future increases in remunerations and discount rates, among others.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

4.5	The fair value of derivative contracts or other financial instruments (hedging)

In the case of derivative financial instruments, the assumptions used by the Group Viña Concha y Toro, are based on the market rates quoted, restated by the instrument’s specific features.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 5. CHANGES IN ESTIMATES AND ACCOUNTING POLICIES

5.1	Changes in Accounting Estimates

At the closing date of these financial statements, there are no changes in accounting estimates for Viña Concha y Toro and subsidiaries.

5.2	Changes in Accounting Policies

The consolidated financial statements as of December 31, 2010, December 31, 2009 and January 1, 2009, the comprehensive statement of income, net equity and cash flow have been prepared in conformity with IFRS as issued by the IASB in which, the principles and accounting criterion were consistently applied.

The financial statements of Viña Concha y Toro S.A. as of December 31, 2010 present no changes in accounting policies in either the current year, the prior year or as of the transition date.

Changes in policies of accounting estimates with respect to prior local accounting principles and its effects were described in Note 3.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 6. FINANCIAL RISK MANAGEMENT

6.1	Market Risk Analysis

The Company is exposed to different types of market risks, among others main risks are; exchange rate risk, interest rate risk and variation risk in consumer price index.

6.1.1	Exchange Rate Risk

Due to the exporting nature of Viña Concha y Toro, the exchange rate risk corresponds to the appreciation risk of the Chilean Peso (its functional currency) with respect to the currencies in which the Company receives its Income.

The exchange rate risk exposure of Viña Concha y Toro corresponds to the net position between assets and liabilities denominated in currencies other than the functional currency. This net position is mainly generated by the differential between the addition of accounts receivable and inventories with respect to the asset and advertising contributions, financial debt and supplies costs with respect to the liability, all of them denominated in US$Dollars, Euros, Pound Sterling, Canadian Dollars, Swedish Crowns, Norwegian Kroner, Brazilian Real and Argentinean Pesos.

In order to mitigate and manage the exchange rate risk, the Company reviews on a daily basis the net exposure on each currency for the existing entries, and hedge this differential mainly using currency forward operations at a term lower or equal to 90 days. In certain opportunities the Company can also use Cross Currency Swaps, or any other derivatives.

The sensitivity analysis, assuming that the Company had no hedging during 2010, indicates that a depreciation /appreciation by 10% of the Chilean peso, with respect to the different currencies in which the Company maintains assets and liabilities, would have generated a loss/gain amounting to M$6,460. This analysis is performed assuming that all other variables remained constant and considering average assets and liabilities maintained during the indicated period of time on each abovementioned currencies.

Sensitivity analysis by currency, effect on Net Income 2010:

	Depreciation 10%	Appreciation 10%
	in Th$	in Th$
US$ Dollar	2,387,776	(2,387,776)
Pound Sterling	1,278,244	(1,278,244)
Euro	729,267	(729,267)
Canadian Dollar	227,745	(227,745)
Brazilian Real	1,169,896	(1,169,896)
Swedish Crown	340,644	(340,644)
Norwegian Kroner	80,853	(80,853)
Argentinean pesos	245,351	(245,351)
Total	6,459,776	(6,459,776)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

Sensitivity analysis by currency, effect on Net Income 2009:

	Depreciation 10%	Appreciation 10%
	in Th$	in Th$
US$ Dollar	2,960,084	(2,960,084)
Pound Sterling	1,377,869	(1,377,869)
Euro	565,020	(565,020)
Canadian Dollar	214,434	(214,434)
Brazilian Real	242,288	(242,288)
Swedish Crown	145,986	(145,986)
Norwegian Kroner	27,329	(27,329)
Argentinean pesos	281,608	(281,608)
Total	5,814,618	(5,814,618)

Additionally, and in accordance with the sensibility of the impact on net equity and the appreciation or depreciation of each currency, the Company hedges a portion of the expected entries pursuant to its sale forecasts with currency forward sales at terms higher than 90 days.

The impact in net equity on expected entries on one part emanate from losses /gains which could generate the depreciation /appreciation of the Chilean peso with respect to the currencies in which the export is made, as well as the gains/losses which could be generated as a result of lower/higher costs in the cases in which these currencies are denominated or indexed to the variation of these currencies.

The sensitivity analysis manifest that a depreciation/appreciation by 10% of the Chilean peso with respect to the different currencies in which the Company generates income and expenses, would have represented a loss /gain amounting to MM$20,324 in the first three quarters of the year. This sensitivity analysis is performed assuming all other variables as constant and considering the forecasted income and expenses for the first quarter of the year for each of the abovementioned currencies.

Sensitivity analysis by currency, effect on Equity 2010:

	Depreciation 10%	Appreciation 10%
	in Th$	in Th$
US$ Dollar	9,016,326	(9,016,326)
Pound Sterling	4,615,860	(4,615,860)
Euro	2,808,959	(2,808,959)
Canadian Dollar	1,059,686	(1,059,686)
Brazilian Real	1,686,080	(1,686,080)
Swedish Crown	905,818	(905,818)
Norwegian Kroner	230,984	(230,984)
Argentinean pesos	—	—
Total	20,323,713	(20,323,713)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

Sensitivity analysis by currency, effect on Equity 2009:

	Depreciation 10%	Appreciation 10%
	in Th$	in Th$
US$ Dollar	10,924,972	(10,924,972)
Pound Sterling	4,956,182	(4,956,182)
Euro	3,300,904	(3,300,904)
Canadian Dollar	1,093,512	(1,093,512)
Brazilian Real	1,499,607	(1,499,607)
Swedish Crown	945,566	(945,566)
Norwegian Kroner	229,597	(229,597)
Argentinean pesos	—	—
Total	22,950,340	(22,950,340)

Notwithstanding the abovementioned, is scenarios of appreciation of our local currency is possible to mitigate the effect on income through adjustments in prices always considering, the appreciation level of the currencies of our competitors.

6.1.2	Interest rate risk

Interest rate risks impact the Company’s financial debt. As of December 31, 2010 Viña Concha y Toro had total financial debt, net of interest, amounting to Th$75,926, 64.8% of this debt corresponds to long-term debt and 35.2% in the short-term. At this year-end, the Company maintains 18.5% of the debt with a variable interest.

In order to reduce the interest rate risk, the Company has contracted derivatives which fix the interest rate (Interest rate Swap) for all loans which are currently subject to a variable rate, which are currently denominated in United States Dollars subject to Libor rates.

The sensibility analysis, assuming that the Company does not perform interest rate hedging, indicate that, an increase/decrease of 100 base points in interest rates in all the loans with variable interest rate, in-force during 2010, would have generated a higher/lower interest expense amounting to M$47, with effect on income.

6.1.3	Variation risk in consumer price index

A particular feature of the Chilean financial market is the breadth of corporate bonds denominated in UF which is different for Chilean pesos. This is due to the fact that corporate bonds in UF provide a guarantee to the investor with a specific return in actual terms, isolating the inflation risk; however this is transferred to the debt issuer. In addition, there is an exposure to the variation of UF which proceeds mainly from debts with financial institutions issued in UF.

As of December 31, 2010, 51.5% of the Company’s debt is denominated in UF. In order to hedge the fluctuation of UF, the Company has taken swap contracts.

During 2010 the Company recognized a loss amounting to M$963 which relates to the adjustment of short and long-term financial debts indexed to the variation of UF. A variation of 100 base points in the inflation that refine the UF in this period would generate a loss /gain amounting to M$399, with effect on income.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

6.1.4	Price Risk in Raw material:

The Company depends on external vineyards for its grapes supply and wine in bulk. The grapes purchased from external producers are subject to fluctuations of price and quality and generally are more expensive than the Company’s own grapes.

For the elaboration of premium wines, varietals (wine made exclusively or almost exclusively from one variety of grape) and sparkling, 68% of grapes and wine in bulk used corresponded to independent growers of Chile. Additionally, the Company purchased close to 100% of the grape and wine in bulk necessary to produce the popular quality wine. The disruption in the grape or wine offer, as well as the increase in prices on the part of these external suppliers could have an adverse effect on the Company’s operating income.

The total of the purchases of wines from third-parties suppliers in 2010 amounted to Th$48,325,531. (The purchase 2009 amounted to Th$37,393,137).

6.2	Credit Risk

The Credit Risk relates to the uncertainty with respect to the compliance of obligations from the Company’s counterparty, for particular contract, agreement or financial instrument, when this compliance generates a loss in the market value of any financial asset.

6.2.1	Accounts Receivable

The Company exports to more than 135 foreign countries through dealers with whom it maintains distribution contracts for its different companies and brands. In addition, the Company has formed distributing subsidiaries of its products in England, Sweden, Norway, Finland, Argentina, Brazil and Singapore.

All export sales is performed in terms with direct credit, except for some punctual cases that operate with export letter of credit.

In the domestic market the sale is diversified in more than 15,000 customers and after an internal evaluation, they are granted with a limited credit line.

The main credit risk corresponds to the lack of payment of a particular customer, although in some cases there are risks associated to exchange or legal restrictions in the countries where they are located and they are temporarily restrained to comply with their payment obligations.

The Company’s policy is to protect all their customers with credit insurance. This is performed to both, domestic market customers and export customers either as nominated or non-nominated. In the cases in which the insurance company rejects to insure a particular customer, alternative mechanisms are considered in order to document the debt as the case of post-dated checks in the domestic market, export letter of credits, etc.

The impairment provision of accounts receivable is performed at each financial year-end after a case-by case analysis for customers with an indication of doubtful collection. This accrual is recorded in the statement of income.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

a)	Sales to third-parties from Chile:

In the case of accounts receivable from the domestic market, 84% of customers has a credit insurance which covers 90% of the claim. As of December 31, 2010 the main five customers concentrate 42.13% of accounts receivable for this market, consequently, 95.3% of this receivable is covered by the insurance credit. 67.4% of accounts receivable are concentrated in customers that maintain accounts receivable in amounts higher than M$100, while 23.6% correspond to customers with a receivable lower than M$10.

For exports performed from Chile to third-parties, 86.8% has an insurance credit which covers 90% of the claim. As of December 31, 2010 the twenty main customers concentrate 67.9% of accounts receivable for this market, consequently, 87.39% of this receivable is covered by an insurance credit. The remaining 32.1% is comprised by almost 199 customers.

b)	Sales to third-parties from abroad:

Bodegas y Viñedos Trivento S.A. maintains credit insurances for 88.8% of its domestic accounts receivable, and 85.76% of its export accounts receivable. In both cases, the insurance covers 90% of the claim. 69.52% of its export accounts receivable are concentrated in the main 20 customers, from these, 96% of the debt is insured, while the 20 main customers of the domestic market, represents 69.77% of total accounts receivable, from these 96.0% is insured.

The subsidiary Concha y Toro UK maintains 90.24% of its accounts receivable portfolio hedged by a credit insurance, which covers 90% of the value. 77.54% of accounts receivable is concentrated in its 20 main customers, from these 93.39% of the debt is insured, while the remaining 22.46% of accounts receivable is distributed in more than 250 customers.

VCT Brazil concentrates 62.84% of its accounts receivable in its 20 main customers, distributing the remaining 37.16% in more than 450 customers. 51.01% of its accounts receivable are subject to a credit insurance, which covers 90% of the value.

The subsidiaries of Sweden, Norway and Finland, concentrates more than 90% of their accounts receivable in sales performed to state-owned monopolies that do not have credit insurance due to its low credit risk.

6.2.2	Short-term investments and forward

Surpluses of cash are invested pursuant the short-term investing policy, mainly, using sell–back agreements on central bank documents, time deposits with different financial institutions, short-term mutual fund units of fixed rent. These investments are recorded as cash and cash equivalents and in investments maintained up to its maturity.

Hedging instruments, mainly Forwards and Swaps, are agreed on terms up to four years with bank institutions only.

In order to decrease the counterparty risk, and that the assumed risk is known and managed by the Company, the investments are diversified with different bank institutions. Thus, the Company evaluates the credit quality of each counterparty and the investment levels, based on: (i) its risk classification and (ii) the counterparty equity size. With this information available, the Company generates the accruals resulting from this analysis, amounts which are recorded in the income statement when constituted.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

6.3	Liquidity Risk

Liquidity risk is defined as the inability which may confront the company in the compliance, in time and form, with the contractual obligations assumed with suppliers and financial institutions.

The Company’s main liquidity source is cash flows from operating activities. In addition, the Company has unused financing lines, and the ability to issue debt and equity instruments in the capital market.

As of December 31, 2010, the Company had Th$ 16,757,549 in Bank and time deposits, in addition to unused bank credit lines.

In order to mitigate and manage the liquidity risk, the Company, through projected cash flows, reviews on a monthly and annual basis, its ability to fund its working capital, future investments and its debts maturities.

-	Liquidity Risk with respect to agricultural activity

The liquidity risk, with respect to the Company’s agricultural activity, correspond to the inability that may confront for the compliance, in time and form, with its contractual obligations assumed with its grapes suppliers, given that the Company depends of external vineyards for its supply of grapes and wine in bulk.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 7. CASH AND CASH EQUIVALENTS

a)	As OF December 31, 2010, December 31, 2009 and January 1, 2009, this item is detailed as follows:

Cash and cash equivalents as of December 31, 2010 includes time deposits and balances in banks:

	12-31-2010	12-31-2009	01-01-2009
Cash and cash equivalent	Th$	Th$	Th$
Time deposits and balances in banks	16,757,549	6,997,300	3,949,865
Total	16,757,549	6,997,300	3,949,865

Time deposits are detailed as follows:

			No. of	Total			Amount	Interests	Total amount
Bank	Initial	Maturity	days	days	Rate	Currency	Th$	Th$	Th$
Banco HSBC 132	12/03/2010	01/03/2011	28	31	0.300%	CLP	5,000,000	14,000	5,014,000
Banco Chile 136	12/30/2010	01/06/2011	1	7	0.300%	CLP	5,500,000	550	5,500,550
Balance as of 12-31-2010							10,500,000		10,514,550

b)	Cash and cash equivalents of balances in banks and time deposits as of December 31, 2010, December 31, 2009 and January 1, 2009, classified by currencies is as follows:

Currency	12-31-2010	12-31-2009	01-01-2009
of origin	Th$	Th$	Th$
Chilean peso	12,772,977	2,330,130	1,478,299
US Dollar	443,653	478,730	1,264,730
Canadian Dollar	5,881	297,819	86,390
Swedish Crown	432,970	534,621	32,620
Norway Crown	653,596	982,160	18,192
Euro	51,621	457,582	242,121
Brazilian Real	957,747	159,237	149,041
Pound Sterling	1,101,175	1,402,684	669,731
Singapore Dollar	30,869	—	—
Argentinean peso	307,060	354,337	8,741
Total	16,757,549	6,997,300	3,949,865

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 8. OTHER CURRENT FINANCIAL ASSETS

	Total current			Total non-current
	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
Other financial assets	Th$	Th$	Th$	Th$	Th$	Th$
Financial investments available for sale	1,202,725	529,587	475,547	0	0	0
Hedging derivative instruments	9,353,064	10,373,496	0	5,765,933	3,943,613	0
Non-hedging derivative instruments	166,106	0	4,651,324	0	0	0
Totals to date	10,721,895	10,903,083	5,126,871	5,765,933	3,943,613	0

All financial assets are valued at fair value.

(*) Correspond to financial instruments of forward and swap by expected flows.

-	Financial investments available for sale

The financial assets available for sale correspond to marketable securities amounting to Th$1,202,725.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 9. TRADE RECEIVABLES AND OTHER ACCOUNTS RECEIVABLE, NET

Description of classes of Trade receivables and	12-31-2010	12-31-2009	01-01-2009
other accounts receivable, net	Th$	Th$	Th$
Trade receivables and othe accounts receivable, net current	108,358,712	102,981,228	110,532,628
Trade receivable, net, current	98,473,707	98,544,589	106,275,990
Other accounts receivable, net, current	9,885,005	4,436,639	4,256,638

Balances included within this item, in general, do not accrue interest.

There are no restrictions to the provisions for this type of accounts receivable of significant amount.

It is important to note that the Company has dealers to sell its products through the export markets. The largest dealer of products in the United States is Productos Banfi Corporation (“Banfi”), whom represented 11.7% and 12.7% of the Company’s income with respect to total exports as of December 2010 and 2009, respectively. With respect to the Company’s total income, Banfi represented 8.7% and 10.0% as of December 2010 and 2009, respectively.

Sales to the Company’s biggest five dealers, including Banfi, represented 28.5% and 28.8% of total export income as of December 2010 and 2009, respectively. It is expected that these five continue to represent a significant portion of the Company’s income with respect to total exports in the future.

The Company has signed agreements with the majority of its dealers. Generally, these agreements are entered for a two-year period, which are renewable in an automatic manner. The Company’s strategy to increase its sales in the most significant export markets depends significantly on the Company’s dealer’s behavior.

Debtor’s impairment analysis is detailed as follows:

	12-31-2010	12-31-2009	01-01-2009
Overdue trade receivables with no impairment	Th$	Th$	Th$
1 to 90 days	4,545,554	5,371,608	8,072,025
91 to 180 days	738,729	733,463	289,015
181 to 360 days	318,402	106,717	1,869,189
361 and more	190,697	444,392	175,033
Total	5,793,382	6,656,180	10,405,262

The bad debt provision is performed at each year-end after a case-by-case analysis for customers with irrecoverable indication.

Financial assets	Th$
Beginning balance as of January 1, 2009	920,310
Increase for the period	93,868
Bad debt accrual as of December 31, 2009	1,014,178
Decrease for the period	(195,516)
Bad debt accrual as of December 31, 2010	818,662

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 10. TRANSACTIONS WITH RELATED PARTIES

10.1    Information to be disclosed on related parties

At year-end, balances pending are not guaranteed and are to be settled in cash. There are no guarantees granted or received due to accounts receivable or payable to related parties. As of December 31, 2010, the Group has not recorded any impairment of accounts receivable related to amounts owed by related parties. This evaluation is performed on an annual basis through an analysis of the related party’s financial position in the market in which the related party operates.

10.2    Controller Group

The controlled percentage directly and indirectly by the Controller Group is 41.71%. A non-formalized joint acting agreement exists between them.

In the chart below, is a detail of each legal person which represent to each member of the controller.

In addition, there is an indication of the legal persons and legal entities represented and its related ownership percentages. Those shareholders with percentages lower than 1% are grouped under item “others”:

FAMILY GUILISASTI GANA	26.70%
Inversiones Totihue S.A.	11.73%
Rentas Santa Bárbara S.A.	11.42%
Others	3.55%

The Companies Rentas Santa Bárbara S.A. and Inversiones Totihue S.A. are Closed Corporations, both 100% controlled directly or indirectly by the Guilisasti Gana family which is integrated by the brothers Eduardo Guilisasti Gana (ID No. 6.290.361-9), Rafael Guilisasti Gana (ID No. 6.067.826-K), Pablo Guilisasti Gana (ID No. 7.010.277-3), José Guilisasti Gana (ID No. 7.010.293-3), and sisters Isabel Guilisasti Gana (ID No. 7.010.269-2), Sara Guilisasti Gana (ID No. 7.010.280-3), and Josefina Guilisasti Gana (ID No.7.010.278-1). The members of the Guilisasti Gana family, including Isabel Gana Morandé (ID No. 2.556.021-3), exert its rights as legal persons or through investment companies which are totally owned by the same family. The concept “others” include companies and legal persons which correspond by 100%, directly and indirectly to the Guilisasti Gana family.

LARRAÍN SANTA MARÍA, ALFONSO	7.00%
Inversiones Quivolgo S.A.	4.02%
Inversiones La Gloria Ltda.	2.15%
Others	0.83%

The Company Inversiones Quivolgo S.A. is 100% owned by Mr. Alfonso Larraín Santa María (ID NO. 3.632.569-0) and by family Larraín Vial, integrated by his spouse Teresa Vial Sánchez ( ID NO. 4.300.060-8) and the brothers Felipe Larraín Vial (ID NO. 7.050.875-3), María Teresa Larraín Vial ( ID NO. 10.165.925-9), Rodrigo Larraín Vial ( ID NO. 10.165.924-0), María Isabel Larraín Vial (ID NO. 10.173.269-K) and Alfonso Larraín Vial (ID NO. 15.314.655-1). On the other hand, Inversiones La Gloria Ltda. is 100% controlled by the family Larraín Santa María, integrated by the brothers Alfonso Larraín Santa María, Andrés Larraín Santa María (ID NO. 4.330.116-0), Pilar Larraín Santa María ( ID NO. 4.467.302-9), Gabriela Larraín Santa María (ID NO. 4.778.214-7) and Luz María Larraín Santa María ( ID NO. 6.065.908-7).

FONTECILLA DE SANTIAGO CONCHA, MARIANO	3.64%
Inversiones GDF S.A.	3.27%
Others	0.37%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

The property of Inversiones GDF S.A. correspond by 95% to Mr. Mariano Fontecilla de Santiago Concha (ID NO. 1.882.762-K) and by 5% to his sons Mariano Fontecilla Lira (ID NO. 6.495.101-7), Rodrigo Fontecilla Lira (ID NO. 8.404.996-4), Enrique Fontecilla Lira (ID NO. 6.613.074-6) y Francisco Antonio Fontecilla Lira (ID NO. 8.671.675-5).

CALVO SALAS, SERGIO	2.40%
Inversiones Rauten Ltda.	1.75%
Others	0.65%

Inversiones Rauten Ltda. is 100% owned by Mr. Sergio Calvo Salas, ID NO. 1.869.956-7 and family Calvo Rodríguez, integrated by his spouse María Leonor Rodríguez Larraín (ID NO. 1.980.696-0) and María Leonor Calvo Rodríguez (ID NO. 5.688.266-9) sister, Ana María Calvo Rodríguez (ID NO. 5.688.267-7), sister, Sergio Calvo Rodríguez (ID NO. 5.703.631-1), brother, Pilar Calvo Rodríguez (ID NO. 9.907.498-1) sister and María Elena Elvira Calvo Rodríguez (ID NO. 5.688.268-5) sister.

MORANDÉ FERNÁNDEZ, EDUARDO	1.98%
Inversiones Bretaña S.A.	1.52%
Other	0.46%

Inversiones Bretaña S.A. is 100% owned by Mr. Eduardo Morandé Fernández (ID NO. 1.848.987-2) and the family Morandé Montt, integrated by his spouse Carmen Montt Luco (ID NO. 3.326.289-2) plus brothers and sisters Verónica Morandé Montt (ID NO. 7.024.611-2), Carmen Morandé Montt (ID NO. 6.068.328-K), Catalina Morandé Montt (ID NO. 8.640.638-1), Eduardo Morandé Montt (ID NO. 7.024.596-5), Juan Ignacio Morandé Montt (ID NO. 7.024.597-3), Víctor Morandé Montt (ID NO. 7.024.595-7) and inheritance succession of Mr. José Vicente Morandé Montt.

There are no other legal persons or entities persons other than the Controller Group which own shares or rights which represent 10% or more of the Company’s capital, as well as other legal persons who own less than 10% and that in the aggregate with his spouse and/or relatives reach this percentage, either directly or through legal entities.

The Company has intermediate controller entities which publicize Financial Statements publicly available.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

10.3    Management Key Personnel

Management key personnel are those persons with authority and are responsible to plan, direct and control the Entity’s activities, either directly or indirectly, including any Board’s member (executive or not).

10.4    Senior Management Remuneration

Managers and main executives participate in an annual bonuses plan through participation on income and goals achievements. The global remuneration of the Company’s managers and main executives during the year ended as of December 31, 2010 and 2009 is detailed as follows:

	As of 12-31-2010	As of 12-31-2009
Senior Management remuneration	Th$	Th$
Short-term benefits to employees	8,146,838	8,818,268
Contract termination benefit	173,632	81,858
Total Remuneration	8,320,470	8,900,126

 10.5    Accounts receivable from related entities, current

Related party		Nature of	Type of	12-31-2010	12-31-2009	01-01-2009
Id No.	Related party name	relationship	currency	Th$	Th$	Th$
76.021.221-0	Agrícola Gabriela Ltda.	By Director	Chilean pesos	—	44,483	—
96.512.200-1	Viñedos Emiliana S.A.	By Director	Chilean pesos	109,427	—	—
96.824.300-4	Viña Almaviva S.A.	Associate	Chilean pesos	58,967	108,921	238,788
90.950.000-1	Industria Corchera S.A.	Associate	Chilean pesos	353,633	—	—
99.562.040-5	Los Boldos de Tapihue S.A.	By Director	Chilean pesos	—	10,170	—
96.512.190-0	Fruticola Viconto S.A.	By Director	Chilean pesos	1,000	1,901	—
77.486.130-0	Soc. Ag. El Marco Dos Ltda.	By Director	Chilean pesos	—	13,163	—
76.088.641-6	Agricolas Las Pircas Ltda	By Director	Chilean pesos	4,991	—	—
78.335.990-1	Comercial Greenvic S.A.	By Director	Chilean pesos	80,699	42,182	—
77.486.290-0	Soc. Ag. Orrego Dos Ltda.	By Director	Chilean pesos	402	—	1,367
Total to date				609,117	220,820	240,155

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

10.6    Accounts payable to related entities, current

Related party		Nature of	Type of	12/31/2010	12/31/2009	01/01/2009
Id No.	Related party name	relationship	currency	Th$	Th$	Th$
96.512.200-1	Viñedos Emiliana S.A.	By Director	Chilean peso	594,824	459,110	673,489
85.201.700-7	Agrícola Alto de Quitralman Ltda.	By Director	Chilean peso	1,698	4,040	10,700
90.950.000-1	Industria Corchera S.A.	Associate	Chilean peso	2,219,664	1,983,987	2,867,351
84.990.200-8	Importadora y Comercial Huasco S.	By Director	Chilean peso	—	14,929	41,443
79.592.130-3	Agrícola Las Petras Ltda.	By Director	Chilean peso	9,841	10,093	4,063
96.824.300-4	Viña Almaviva S.A.	Associate	Chilean peso	36,269	—	—
99.562.040-5	Los Boldos de Tapihue S.A.	By Director	Chilean peso	4,056	—	8,460
95.097.000-6	Forestal Quivolgo S.A.	By Director	Chilean peso	41	—	—
3.909.463-0	María Inés Cerda Fernández	By Director	Chilean peso	1,889	1,520	3,007
77.486.130-0	Soc. Ag. El Marco Dos Ltda.	By Director	Chilean peso	4,912	1,525	4,123
96.639.700-4	Agrícola Sextafrut S.A.	By Director	Chilean peso	1,106	—	1,345
5.084.186-3	José Eduardo Konar Silva	By Director	Chilean peso	237	—	—
79.571.480-4	Agricola Granaderos	By Director	Chilean peso	222	—	—
2.479.374-5	Osvaldo Solar Varela	By Director	Chilean peso	—	2,235	1,410
76.120.010-0	Soc.Com. Y Promotora La Uva Ltda.	By Director	Chilean peso	—	1,785	—
78.335.990-1	Comercial Greenvic S.A.	By Director	Chilean peso	2,237	—	4,614
95.512.190-0	Fruticola Viconto S.A	By Director	Chilean peso	—	—	343
84.945.100-6	Sociedad Agr. Popeta Ltda.	By Director	Chilean peso	—	—	335
88.259.100-k	Agricola Trigal Ltda.	By Director	Chilean peso	—	—	1
Total to date				2,876,996	2,479,224	3,620,684

10.7    Accounts payable to related entities, non- current

Related party		Nature of	Type of	12/31/2010	12/31/2009	01/01/2009
ID No.	Related party name	relationship	currency	Th$	Th$	Th$
96.512.200-1	Viñedos Emiliana S.A.	By Director	UF	1,452,471	1,664,255	1,947,240
Total to date				1,452,471	1,664,255	1,947,240

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

10.8    Detail of transactions with related parties, by entity

Related party		Nature of		12-31-2010	12-31-2009
ID No.	Related party name	relationship	Nature of transaction	Th$	Th$
96.512.190-0	Fruticola Viconto S.A.	By Director	Sale of services and other	9,723	9,564
			Purchase of Property, plant and equipment	—	15,620
			Purchase of services and other	—	10,741
96.512.200-1	Viñedos Emiliana S.A.	By Director	Sale of raw material and products	260,651	152,880
			Sale of services and other	667,264	799,537
			Purchase of raw material and products	507,513	479,352
			Purchase of services and other	295,289	248,269
90.950.000-1	Industria Corchera S.A.	Associate	Purchase of raw material	6,853,216	6,877,970
96.824.300-4	Viña Almaviva S.A.	Coligated	Sale of raw material and products	118,541	77,958
			Sale of services and other	6,389	4,475
			Purchase of raw material and products	577,618	409,896
			Purchase of services and other	4,987	6,521
76.021.221-0	Agricola Gabriela Ltda.	By Director	Purchase of raw material	482,576	446,704
90.310.000-1	Gasco GLP S.A.	By Director	Purchase sale of service and other	913,096	497,528
90.042.000-1	CGE Distribución S.A.	By Director	Purchase of services and other	1,943,641	2,188,777
85.201.700-7	Agrícola Alto Quitralmán Ltda.	By Director	Sale of raw material and products	1,835	—
			Purchase of raw material and products	254,130	10,136
95.097.000-6	Forestal Quivolgo S.A.	By Director	Purchase of raw material and products	1,792	646
78.335.990-1	Comercial Greenvic S.A.	By Director	Sale of raw material and products	164,589	213,238
			Purchase of raw material and products	29,273	41,423
			Purchase of services and other	22,884	37,500

The amounts indicated as transactions in the above chart, correspond to trade operations with related companies, which are performed under market conditions with respect to price involved and payment terms.

There are no bad debt estimates which reduce balances receivables or guarantees related to this estimates.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 11. INVENTORIES

At each year-end, inventories are detailed as follows:

	Balances as	Balances	Balances as
	of 12-31-2010	of 12-31-2009	of 1-1-2009
Class of inventories	Th$	Th$	Th$
Wine in bulk and bottled	93,065,565	97,773,643	91,520,724
Semi-elaborated wine	4,331,559	4,978,175	6,128,131
Liquors	2,533,046	3,377,096	808,055
Material and supplies	6,248,669	10,305,726	10,948,264
Other products	575,803	155,757	353,191
Inventories	479,138	1,606,500	1,842,200
Total inventories	107,233,780	118,196,897	111,600,565

Movements of estimates at net realizable value and obsolescence are detailed as follows:

	As	As	As
	of 12-31-2010	of 12-31-2009	of 1-1-2009
	Th$	Th$	Th$
Beginning balance	(3,194,065)	(3,484,424)	(2,441,245)
Estimate of net realizable value and obsolescence	(2,839,001)	(3,565,467)	(3,549,001)
Inventory written-off	2,241,030	3,855,826	2,501,825
Total	(3,792,036)	(3,194,065)	(3,488,421)

There are no inventories pledged as guarantee for debt compliance.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 12. INVESTMENTS AND INFORMATION ON INVESTMENTS IN SUBSIDIARIES AND ASSOSIATES

12.1	Information to be disclosed on Investments in subsidiaries

i.	Valuation of investments in Argentina

a.
The financial statements of the Argentinean companies Trivento Bodegas y Viñedos S.A., Finca Lunlunta S.A. and Finca Austral S.A., in which Viña Concha y Toro S.A. has direct and indirect ownership of 100%, with 19.055% owned and mainly through VCT Internacional S.A. with 80.704% in Trivento Bodegas y Viñedos S.A, which implies to control the investments in US$Dollars, this is considering that the functional currency of this Company is US$Dollar.

	b.	As of December 31, 2010 there are profits which are potentially remittable of Argentinean subsidiaries amounting to Ch$ 1,915 million (US$ 4,091,297.96).

c.
On January 28, 2009, the general shareholders’ meeting approved a capital contribution of US$5,000,000 (Ch$ 2,340 million as of December 31st, 2010). The shareholders VCT internacional S.A. and Comercial Peumo Ltda., relinquish to their rights of preferential subscription, awarding Viña Concha Y Toro S.A. the subscription of 2,109,400 nominative non-endorsable ordinary shares, which are paid on February 17 amounting to US$5,000,000 (Ch$ 2,340 million as of December 31st, 2010). Consequently, the new capital is, Viña Concha y Toro S.A. with 39.031%, VCT Internacional S.A. with 60.375% and Comercial Peumo S.A. with 0.594%.

d.
On May 15, 2009 a capital contribution is performed amounting to USD953,000 (Ch$ 446 million as of December 31st, 2010) and in June, another increase was performed amounting a total of USD6,650,000, thus, as of December 31, 2009 the total increase for the year amounted to USD12,603,000 (Ch$ 5,898 million as of December 31st, 2010). As a result, the final ownership of Viña Concha y Toro S.A. is 28.636%, VCT Internacional S.A. by 71.002% and Comercial Peumo Ltda., by 0.362%.

e.
In July, August and September, 2009 a capital contribution was performed amounting a total of USD$9,682,246 (Ch$ 4,531 million as of December 31st, 2010), as of December 31 the capital contribution totalized USD$22.285.246 (Ch$ 10,430 million as of December 31st, 2010), therefore, the final ownership of Viña Concha y Toro S.A. is 19.055%, VCT Internacional S.A. 80.704% and Comercial Peumo Ltda., 0.241%.

ii.	Valuation of investments in England

a.
The financial statements of the English company Concha y Toro UK Ltd., in which Concha y Toro S.A. own a direct ownership of 99%, are expressed in Pound Sterling, which is the functional currency of the subsidiary.

	b.	As of December 31, 2010, there are gains potentially remittable from the subsidiary abroad amounting to 4,319,584.25 Pound Sterling (Ch$ 3,114 million as of December 31st, 2010).

iii.	Valuation of investments in Brazil

a.
The financial statements of the Company constituted in Brazil, in which Viña Concha y Toro S.A. owns a direct ownership of 100%, are expressed in Brazilian Real, which is the functional currency of the subsidiary.

	b.	On December 31, 2009, a capital contribution from VCT Internacional was performed amounting to USD$210,000 (Ch$ 98,3 million as of December 31st, 2010).

	c.	As of December 31, 2010, there are gains potentially remittable of the affiliated abroad amounting to R$10,783,407.59 (Ch$ 3,033 million as of December 31st, 2010).

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

iv.	Constitution and valuation of Investments in Sweden, Norway and Finland

a.
The financial statements of the companies constituted in Sweden, Norway and Finland, in which Viña Concha y Toro S.A. owns indirect ownership by 100%., are expressed in its local currencies, Swedish Crown, Norwegian Kroner and Euro, respectively and represent its functional currencies in each subsidiary.

b.
As of December 31, 2010, there are potentially remittable gains from these subsidiaries amounting to NOK 1,598,435.64 (Ch$ 127.1 million as of December 31st, 2010), SEK 4,502,275.97 (Ch$ 312.3 million as of December 31st, 2010) in subsidiaries Concha y Toro Norway AB and Concha y Toro Sweden AS and subsidiary, respectively.

v.	On February 1, 2009 Viñedos Los Robles S.P.A. was constituted with a capital of Th$1,000, the only shareholder is Viña Cono Sur S.A.

vi.
On November 17, 2008 in Shanghai, China was constituted the representative office Concha y Toro Shanghai Representative Office. Its activities began in August 2009, and as of May 12, 2010 the operations were finished. The legal closing of the office is currently in process.

vii.	On March 30, 2010 in Singapore was constituted the subsidiary VCT Group of Wineries Asia Pte Ltd. Its trading activities began in June 2010.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

12.2	Summarized Financial Information of subsidiaries

Summarized Financial Information of subsidiaries at each year-end without consolidation adjustments is presented as follows:

12-31-2010
				Asset			Liability
					Non-			Non-
	Country of	Functional	Owner-	Current	current		Current	current		Ordinary	Profit (loss)
Affiliated	Incorporation	currency	ship %	Th$	Th$	Total Th$	Th$	Th$	Total Th$	Income Th$	net Th$
Comercial Peumo Ltda.	Chile	Peso	100	17,828,562	1,786,047	19,614,609	14,416,927	5,197,682	19,614,609	80,356,640	3,628,217
Viña Cono Sur	Chile	Peso	100	9,691,416	40,200,386	49,891,802	29,822,658	20,069,145	49,891,803	55,973,149	4,586,344
Transporte Viconto Ltda.	Chile	Peso	100	834,167	30,270	864,437	140,128	724,309	864,437	463,062	22,373
Viña Maipo	Chile	Peso	100	4,235,132	12,408,955	16,644,087	7,094,919	9,549,168	16,644,087	21,171,904	7,222,699
Viña Canepa S.A.	Chile	Peso	100	413,446	159,402	572,848	371,719	201,129	572,848	2,548,749	360,510
Viña Palo Alto Ltda.	Chile	Peso	99.9	179,632	219,004	398,636	598,754	(200,118)	398,636	5,050,253	627,856
Inversiones CyT Ltda.	Chile	Peso	100	755	32,502,184	32,502,939	89,170	32,413,769	32,502,939	—	14,917,254
VCT Internac. Ltda.	Chile	Peso	100	158,689	21,129,916	21,288,605	6,958,283	14,330,322	21,288,605	—	2,094,461
Viña Maycas del Limari Ltda.	Chile	Peso	100	375,524	2,024	377,548	30,336	347,212	377,548	469,242	4,182
Viñedo Los Robles S.A.	Chile	Peso	100	511,323	—	511,323	299,824	211,499	511,323	743,536	211,158
Concha y Toro China SRO	China	Yuan	100	53,128	—	53,128	223,591	(170,463)	53,128	—	(135,619)
VCT Group Of Wineries Asia Pte. Ltd	Singapore	US$	100	499,285	83,487	582,772	666,651	(83,879)	582,772	399,160	(98,355)
Trivento Bodegas y Viñedos	Argentina	US$	100	18,713,752	20,928,875	39,642,627	13,009,001	26,633,626	39,642,627	29,466,918	(231,338)
Concha y Toro UK Ltd.	England	Pound Sterling	100	32,993,123	72,395	33,065,518	29,950,567	3,114,951	33,065,518	74,635,591	1,058,520
Concha y Toro Norway AS	Norway	Norway crown	100	2,341,879	509	2,342,388	2,175,599	166,789	2,342,388	3,388,624	66,770
Concha y Toro Sweden AB	Sweden	Swedish crown	100	7,784,926	10,697	7,795,623	7,471,826	323,797	7,795,623	16,637,134	221,172
VCT Brasil	Brazil	Real	100	16,719,184	183,626	16,902,810	13,494,142	3,408,668	16,902,810	22,186,461	1,770,666

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

12-31-2009
				Asset			Liability
Subsidiary	Country of Incorporation	Functional currency	Owner-ship %	Current Th$	Non-current Th$	Total Th$	Current Th$	Non-current Th$	Total Th$	Ordinary Income Th$	Profit (loss) net Th$
Comercial Peumo Ltda.	Chile	Peso	100	12,512,217	2,410,094	14,922,312	13,094,958	1,827,354	14,922,312	71,238,749	(699,898)
Viña Cono Sur	Chile	Peso	100	12,669,396	38,804,912	51,474,308	30,194,578	21,279,730	51,474,308	53,696,215	5,984,651
Transporte Viconto Ltda.	Chile	Peso	100	1,130,734	43,321	1,174,055	85,603	1,088,452	1,174,055	435,920	(23,029)
Viña Maipú	Chile	Peso	100	4,581,545	11,612,572	16,194,116	8,270,010	7,924,106	16,194,116	21,237,740	7,267,914
Viña Canepa S.A.	Chile	Peso	100	777,073	146,932	924,004	727,167	196,837	924,004	2,338,840	41,117
Viña Palo Alto Ltda.	Chile	Peso	99.9	1,557,560	86,895	1,644,454	1,463,578	180,877	1,644,454	6,365,669	780,592
Inversiones CyT Ltda.	Chile	Peso	100	80,153	26,503,041	26,583,194	10,334	26,572,860	26,583,194	—	10,660,535
VCT Internac. Ltda.	Chile	Peso	100	177,714	21,058,341	21,236,055	3,494,254	17,741,801	21,236,055	—	1,423,764
Viña Maycas del Limari Ltda.	Chile	Peso	100	466,560	—	466,560	123,533	343,027	466,560	636,595	(109,103)
Viñedo Los Robles S.A.	Chile	Peso	100	92,421	607	93,029	94,994	(1,966)	93,029	186,058	(2,966)
Trivento Bodegas y Viñedos	Argentina	US$	100	17,630,530	22,778,555	40,409,085	16,505,630	23,903,455	40,409,085	25,277,544	85,528,846
Concha y Toro UK Ltd.	England	Pound Sterling	100	15,490,074	61,201	15,551,275	12,986,648	2,564,627	15,551,275	2,965,651	1,124,947
Concha y Toro Norway AS	Norway	Norway crown	100	2,533,951	—	2,533,951	2,428,298	105,653	2,533,951	2,923,068	87,288
Concha y Toro Sweden AB	Sweden	Swedish crown	100	8,174,847	—	8,174,847	8,032,598	142,249	8,174,847	15,959,874	166,093
VCT Brasil	Brazil	Real	100	15,544,826	36,687	15,581,513	11,273,020	4,308,493	15,581,513	12,618,345	956,538

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

12.3	Information to be disclosed on investments in associates (in thousands of Ch$pesos)

A detail of main investments in associates under equity method as of December 31, 2010, December 31, 2009 and January 1, 2009 is presented as follows:

	Assets Th$		Liabilities Th$		Equity	Ordinary	Net Profit	Assets Th$		Liabilities Th$		Equity	Ordinary	Net Profit
Associated	12-31-2010		12-31-2010		12-31-2010	income	(loss)	12-31-2009		12-31-2009		12-31-2009	income	(loss)
	Current	Non-current	Current	Non-current	Th$	Th$	Th$	Current	Non-current	Current	Non-current	Th$	Th$	Th$
Viña Almaviva S.A.	3,154,477	14,104,276	2,292,340	3,636,057	11,330,356	3,989,733	930,894	3,236,350	14,221,161	2,863,290	4,194,760	10,399,461	3,473,523	678,579
Industria Corchera S.A.	10,661,991	2,521,966	5,963,243	62,230	7,158,484	18,591	1,766,709	9,969,310	2,931,605	4,212,535	621,138	8,067,223	17,560	804,326
Total	13,816,468	16,626,242	8,255,583	3,698,287	18,488,840	4,008,324	2,697,603	13,205,660	17,152,766	7,075,824	4,815,899	18,466,685	3,491,083	1,482,905

-Detail of investments in associates (in thousands of Ch$ pesos)

Ownership of Viña Concha y Toro in its associates is detailed as follows:

		Investment	Investment	Investment
		amount	amount	amount	Country of	Functional
ID No.	Company	12-31-2010	12-31-2009	1-1-2009	incorporation	currency	Ownership %	Main activities of the company

96.824.300-4	Viña Almaviva S.A. (*)	5,022,988	4,572,311	4,277,247	Chile	Chilean Peso	50%	Production and trading of premium wine “chateau” which is mainly exported
76.571.080-4	Inovacion Tecnológica Vitivinicola S.A. (***)	4,683	—	—	Chile	Chilean Peso	15.74%	Experimental research and development
90.950.000-1	Industria Corchera S.A. (**)	4,599,793	5,053,828	4,844,202	Chile	Chilean Peso	49.963%	Manufacturing, elaboration, import, distribution and commercialization of corks, cork stoppers, and covers for the vineyard markets in Chile and abroad
Total		9,627,465	9,626,139	9,121,449

There are no contingent liabilities associated to these investments.
(*) The investment in Almaviva S.A. is presented deducted by 50% of the unrealized gain generated in the Land sale transaction in 2001 to Almaviva S.A.; given that this is an unrealized gain for Concha y Toro S.A. The deduction amounts to Th$ 642,190. The realization of this gain will be materialized when this land is alienated to a third other than the Group.
(**) Include goodwill equivalent to Th$1,023,201, which is presented net of the investment as indicated in Note 2.9.1
(***) A significant influence has been considered in this associate due to the fact that there is representation in the Directory of this company.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

12.4	Goodwill

The gross and net value of goodwill purchased as of December 31, 2010, December 31, 2009 and January 1, 2009 amounts to Th$1,023,201 with no impairment presented.

The purchased goodwill generated prior to the date of our transition to IFRS is maintained at the net value recorded to that date and is controlled in the same currency of the investment (Chilean pesos).

The book value of the investment’s goodwill was assigned to the cash generating unit (CGU) Investment in the Associate Industria Corchera, within the Wine segment.

Movements in Goodwill

During the years ended as of December 31, 2010, December 31, 2009 and January 1, 2009, no movements have been recorded in the goodwill generated by Industria Corchera S.A., thus, its value for the aforementioned periods of time amounts to Th$1,023,201.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 13. INTANGIBLE ASSETS

a)	Classes of Intangible Assets

Balances of different classes of intangible assets as of December 31, 2010, December 31, 2009 and January 1, 2009, are detailed as follows:

	12-31-2010	12-31-2009	01-01-2009
Description of classes on intangible assets	Th$	Th$	Th$

Net intangible assets	8,863,353	8,379,752	8,417,493
Net Intangible asset with finite life	3,505,854	3,589,477	3,799,353
Net intangible assets with indefinite life
Water right, net	5,339,431	4,772,631	4,599,713
Easement right, net	18,068	17,644	18,427

Net identifiable intangible assets	8,863,353	8,379,752	8,417,493
Licenses, Registered Brands and other rights, net	7,112,438	6,727,818	6,283,532
IT Programs, net	1,750,915	1,651,934	2,133,961

Gross Intangible assets	15,548,474	14,244,316	13,217,510

Gross Intangible assets identifiable	15,548,474	14,244,316	13,217,510
Licenses, Registered Brands and other rights, gross	8,546,719	7,884,591	7,281,414
IT Programs, gross	7,001,755	6,359,725	5,936,096

Total, Accumulated amortization and value impairment on Intangible assets	6,685,121	5,864,564	4,800,017

Accumulated amortization and value impairment on identifiable intangible assets	6,685,121	5,864,564	4,800,017
Licenses, Registered Brands and other rights	1,434,281	1,156,773	997,882
IT Programs	5,250,840	4,707,791	3,802,135

As of December 31, 2010, the Company has no restrictions on intangible assets and does maintain acquisition commitments.

The book value of intangible with indefinite useful life was assigned to the cash generating unit (CGU) which corresponds to agricultural land, within the Wines segment.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

Changes of intangible as of December 31, 2010 are detailed as follows:

	Licenses,		Identifiable
	Registered Brands		intangible
	and other rights,	IT Programs, Net	assets, net in
Changes in identifiable intangible assets	Net in Th$	in Th$	Th$
Beginning balance	6,727,818	1,651,934	8,379,752
Changes :
Additions	700,483	651,487	1,351,970
Withdrawals	(47,812)	—	(47,812)
Amortization	(268,051)	(552,507)	(820,557)
Total Changes	384,621	98,981	483,601
Final balance as of December 31, 2010	7,112,438	1,750,915	8,863,353

The amount due to amortization for the year amounts to Th$ 820,557 which is reflected in the statement of income in item “depreciation and amortization”, within the line “administrative expenses “and in the line “costs of sales “corresponding to the portion which forms part of the inventories cost.

Changes of intangibles as of December 31, 2009 are detailed as follows:

	Licenses, Registered
	brands and other		Identifiable intangible
	rights, net	IT Programs net	assets, net
Changes in Identifiable Intangible Assets	in Th$	in Th$	in Th$
Beginning balance	6,283,532	2,133,961	8,417,493
Changes:
Additions	674,331	423,629	1,097,960
Withdrawals	(71,155)		(71,155)
Amortization	(158,891)	(905,656)	(1,064,547)
Total changes	444,286	(482,027)	(37,741)
Final balance as of December 31, 2009	6,727,818	1,651,934	8,379,752

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 14. PROPERTY, PLANT AND EQUIPMENT

14.1	Classes of Property, plant and equipment, by classes, As of December 31, 2010, December 31, 2009 and January 1, 2009, balances for Property, plant and equipment are detailed as follows:

	12-31-2010	12-31-2009	1-1-2009
Description of classes of Property, plant and equipment	Th$	Th$	Th$

Property, plant and equipment, Net	225,070,491	229,469,990	226,652,653
Construction in-progress, Net	10,515,186	16,707,470	22,726,647
Land, Net	98,738,608	99,150,882	96,844,132
Buildings, Net	23,671,636	22,659,010	19,727,690
Plant and equipment, Net	27,087,786	25,403,751	27,364,271
IT Equipment, Net	830,546	2,763,587	2,941,483
Fixed facilities and Accessories, Net	61,923,034	60,683,818	54,114,854
Vehicles, Net	886,005	844,835	1,033,711
Other Property, plant and equipment, Net	1,417,690	1,256,637	1,899,865
Property, plant and equipment, Gross	347,527,159	339,631,649	321,837,553
Construction in-progress, Gross	10,515,186	16,707,470	22,726,647
Land, Gross	98,738,608	99,150,882	96,844,132
Buildings, Gross	38,305,215	36,244,036	31,961,871
Plant and equipment, Gross	70,730,337	65,294,677	62,808,942
IT Equipment, Gross	3,494,623	5,067,360	4,877,676
Fixed facilities and Accessories, Gross	119,255,873	110,850,699	96,250,205
Vehicles, Gross	3,350,236	3,222,956	3,115,307
Other Property, plant and equipment, Gross	3,137,081	3,093,569	3,252,773
Accumulated depreciation of Property, plant and equipment, Total	(122,456,668)	(110,161,659)	(95,184,900)
Accumulated depreciation, Buildings	(14,633,579)	(13,585,026)	(12,234,181)
Accumulated depreciation, Plant and equipment	(43,642,551)	(39,890,926)	(35,444,671)
Accumulated depreciation, IT Equipment	(2,664,077)	(2,303,773)	(1,936,193)
Accumulated depreciation, Fixed facilities and Accessories	(57,332,839)	(50,166,881)	(42,135,351)
Accumulated depreciation, Motorized vehicles	(2,464,231)	(2,378,121)	(2,081,596)
Accumulated depreciation, Others	(1,719,391)	(1,836,932)	(1,352,908)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

Changes in Property, Plant and equipment as of December 31, 2010 and December 31, 2009 and January 01, 2009 (Figures in Th$)

Reconciliation items of changes in Property, Plant and Equipment, by classes	Construction in-progress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixed facilities and Accessories, Net	Motorized vehicles, Net	Other Property, plant and equipment, Net	Property, plant and equipment, Net
Beginning balance as of 12-31-2009	16,707,470	99,150,882	22,659,010	25,403,751	2,763,587	60,683,819	844,835	1,256,637	229,469,990
Changes:
Additions	5,805,135	2,777	488,639	2,172,333	584,952	3,710,538	334,206	605,377	13,703,957
4% Fixed Asset credit	—	—	—	(19,692)	(6,350)	(10,822)	(1,027)	(1,352)	(39,243)
Disassociations	—	—	—	(74,516)	(899)	(92,425)	(12,997)	—	(180,837)
Transfers to (from) non-current assets and groups in disassociations maintained for sale	—	—	—	(84,060)	—	—	—	—	(84,060)
Reclassification of assets for work termination	(13,537,289)	2,091,843	2,130,495	2,558,865	65,375	6,377,044	7,192	165,497	(140,978)
Write-offs	(122,726)	(587,846)	(68,673)	(34,926)	(465)	(692,463)	—	(239)	(1,507,338)
Depreciation expense	—	—	(1,413,675)	(4,412,905)	(404,498)	(8,052,164)	(281,233)	(205,437)	(14,769,912)
Increase (decrease) in foreign currency exchange	1,662,596	(1,919,048)	(124,160)	333,403	(2,171,156)	1,072,283	(4,971)	(315,061)	(1,466,114)
Other increases (decreases)	—	—	—	1,245,534	—	(1,072,776)	—	(87,732)	85,026

Total changes	(6,192,284)	(412,274)	1,012,626	1,684,036	(1,933,041)	1,239,215	41,170	161,053	(4,399,499)

Final balance 12-31-2010	10,515,186	98,738,608	23,671,636	27,087,786	830,546	61,923,034	886,005	1,417,690	225,070,491

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

Reconciliation items of changes in Property, Plant and Equipment, by classes	Construction in-progress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixed facilities and Accessories, Net	Motorized vehicles, Net	Other Property, plant and equipment, Net	Property, plant and equipment, Net
Beginning balance as of 1-1-2009	22,726,647	96,844,132	19,727,690	27,364,271	2,941,483	54,114,854	1,033,711	1,899,865	226,652,653
Changes:
Additions	8,617,784	3,406,466	93,959	2,408,303	218,838	5,980,764	132,238	200,076	21,058,428
4% Fixed Asset credit	—	—	—	(30,347)	(43)	(16,765)	—	(810)	(47,965)
Disassociations	—	(1,401)	—	—	—	—	—	—	(1,401)
Transfers to (from) non-current assets and groups in disassociations maintained for sale	—	—	—	—	—	—	—	—	—
Reclassification of assets for work termination	(14,416,831)	—	4,439,205	395,120	17,960	9,328,210	—	(11,812)	(248,148)
Write-offs	(35,058)	—	—	(580)	(4,715)	(375)	—	(72)	(40,800)
Depreciation expense	—	—	(1,350,845)	(4,436,651)	(380,656)	(8,031,385)	(308,460)	(558,326)	(15,066,323)
Increase (decrease) in foreign currency exchange	(185,073)	(1,098,315)	(250,999)	(296,365)	(29,280)	(691,484)	(12,654)	(184,552)	(2,748,722)
Other increases (decreases)	—	—	—	—	—	—	—	(87,732)	(87,732)

Total changes	(6,019,178)	2,306,750	2,931,320	(1,960,520)	(177,896)	6,568,965	(188,876)	(643,228)	2,817,337

Final balance as of 12-31-2009	16,707,470	99,150,882	22,659,010	25,403,751	2,763,587	60,683,819	844,835	1,256,637	229,469,990

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

14.2	Additional Information

a)	Property, plant and equipment

As a part of the first-time adoption to International Financial Reporting Standards (“IFRS”), Concha y Toro Group to measured certain land at its fair value as attributed cost at the transition date of January 1, 2009. The fair value of land amounted to Th$ 38,565,439.

The Company has no impairment indications which generate value loss of property, plant and equipment. The effects caused by the earthquake that hit a significant part of the Chilean territory on February 27, 2010, are presented detailed in Note 33, Guarantees committed with third- parties.

Assets under finance lease arrangements are not legally owned by the Company and therefore it cannot freely dispose of them until it exercises the related purchase option.

b)	Commitments acquired and restrictions on property, plant and equipment acquisition.

As of December 31, 2010, commitments acquired due to acquisitions of property, plant and equipments amounts to Th$ 2,206,305.

The Company does not maintain restrictions on goods of property, plant and equipment, other than those reported in Note 33 Guarantees committed with third-parties

14.3	Assets under financial lease

a)	Financial lease

Within Building, the office 1502 of Floor 15 of South Tower in World Trade Center Building is no longer a financial lease and became part of Property, Plant and Equipment of Viña Concha y Toro, beginning on August 11, 2010. With respect to the bottling line in Bodegas y Viñedos Trivento S.A, this continue as a leased asset (financial lease)

The book value of this bottling line corresponds to lease agreements of Bodega y Viñedos Trivento S.A. these assets are not legally owned by the Company until it exercises the related purchase option.

Item	December 31, 2010 Th$	December 31, 2009 Th$	January 1, 2009 Th$
Plant and equipment	989,535	1,074,871	1,395,527

b)	Obligations for contracts or financial leases

The contract related with the financial lease is the following:

Type of good	Institution	Contract date	Contract amount Th$	Installment number	Annual interest	Purchase option Th$
Bottling line	Banco Santander	07-12-2007	1,246,969	61	15.78	12,470

Future payments and value of obligations related with the financial lease are disclosed in Note 22, Leases.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

14.4	Costs of capitalized interests, Property, Plant and equipment

The cost of capitalized interests is determined applying an average rate or weighted average of all financing costs incurred by the Company to final monthly balances of work in-progress and which comply with the requirements of IAS 23. This is performed at each subsidiary.

Rates and costs for capitalized interests of property, plant and equipment are detailed as follows:

Concha y Toro S.A.

	12-31-2010	12-31-2009
Capitalization rate in costs of capitalized interest, Property, Plant and equipment	3.07%	2.88%
Amount in costs of capitalized interest Property, plant and equipment in Th$	119,452	309,688
Amount in costs of capitalized interest biological assets in Th$	285,287	456,973
Total in Th$	404,739	766,661

Cono Sur

	12-31-2010	12-31-2009
Capitalization rate in costs of capitalized interest, Property, Plant and equipment	2.73%	—
Amount in costs of capitalized interest Property, plant and equipment in Th$	15,364	—
Amount in costs of capitalized interest biological assets in Th$	—	—
Total in Th$	15,364	—

Trivento Bodegas y Viñedos

	12-31-2010	12-31-2009
Capitalization rate in costs of capitalized interest, property, plant and equipment	9.04%	9.57%
Amount in costs of capitalized interest property, plant and equipment in Th$	26,742	15,714
Amount in costs of capitalized interest biological assets in Th$	117,196	169,597
Total in Th$	143,938	185,311

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 15. BIOLOGICAL ASSETS

The Company includes as a part of these assets, the grapevine plantations, both in growing stage and in production and also the grape product.

As contemplated in IAS 41, biological assets must be measured at fair value less the estimated costs to sell except for those in which the fair value cannot be measurable in a reliable way.

Based on the information and analysis prepared by Viña Concha y Toro, the biological asset valuation (planted grapevines in growing /production) at “reasonable value or fair value” is not feasible to determine in a reliable way in Chile, given that there is no active market in Chile for planted grapevines both in growing stage and in production.

Considering the valuation alternatives of IAS 41, which are summarized in; Market Prices Net; Present value of net cash flows expected of assets and Historic Costs, the main reasons which support this conclusion relate to the fact that in Chile there is no active market for planted grapevines in growing/production stage, given that these are not an asset commonly traded in our grapevine industry. There is not enough experience in the market with respect to the number of transactions on these goods which allow identifying reference prices for its valuation. Given the high of degree subjectivity to qualify the quality of grapes associated to the grapevine, for certain grapes plantations there is no objective market.

Also it is not possible to apply the cash flow present value, given that the grapevines in development and productive stage have no demand, and by itself, do not generate flows. Flows must be related with the realization of the agricultural product (grape) which will generate the biological asset. In the actual business, the grape coming from vineyards will be used to produce wine that subsequently will be traded, not for sale, thus, there is no reference on the grape price in the market.

In addition, the main variables of all flow models are quantity and price, these variables depend on the efficiency levels of each company when handling its vineyards, which in turn will depend on: adopted technology and know-how what makes difficult identifying the proper combination of variables to be considered (quantity and cost involved) and to be reliable.

After analyzing this matter, we may conclude that any methodology used is not fully reliable due to the fact that the basic variables which feed these, have no support in objective information which will finally allow measurable and reliable results. Consequently, today we have concluded that the use of flow models does not deliver a reliable fair value for biological assets.

As per the information and objective indicators analyzed so far, we have concluded that there are no valuation methods as appropriate as the cost. Valuation through the cost value method seems a better estimator on the biological asset value (grapevines) given the reality of our winegrowing industry and the market peculiarity as commented above.

The depreciation of grapevines in production is performed on linear basis and is based on the production estimated useful life, which is evaluated on a regular basis. Grapevines in growing stage are not depreciated until entering into production, which occurs the fifth year after planting when the vines begin to produce commercial grapes for the grapevine process. Costs incurred in acquisition and plantation of new grapevines is capitalized.

The agricultural products (grape) coming from grapevines in production are valued at its harvest value (cost) less the accumulated losses due to impairment, if any. This valuation is the best estimate of fair value. Grape acquired from third-parties, which is present in finished and semi-finished products, is reflected by the Company at the value established in the purchase contract entered into with third-parties.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

15.1	Detail on Groups of Biological Assets

Biological assets maintained by Viña Concha y Toro S.A. and subsidiaries consist of grapevines in production and grapevines in growing stage.

Reconciliation of changes in Biological Assets:

	Current	Non-current
Reconciliation of changes in biological assets	Th$	Th$

Biological Assets, beginning balance as of December 31, 2009	10,368,684	52,529,942
Biological Assets, gross at beginning of the period	—	68,105,195
Biological Assets, accumulated amortization and impairment at beginning of the period	—	(15,575,253)

Net Biological Assets at beginning of the period	10,368,684	52,529,942
Increases other than those coming from business combinations, Biological Assets	17,310,697	4,197,308
Acquisitions performed through business combinations, Biological Assets	—	—
Increases (decreases) for exchange difference (net), Biological Assets	—	(392,873)
Depreciation of Biological Assets	—	(2,388,185)
Profit (loss) of fair value adjustment, Biological Assets	—	—
Other decreases	—	(273,974)
Increases (decreases) of transfers and other changes, Biological Assets	—	—
Decreases due to harvests or pickup, Biological Assets.	(16,734,597)	—

Total Biological Assets as of December 31, 2010	10,944,784	53,672,218
Biological Assets, gross as of December 31, 2010	—	71,635,656
Biological Assets, Amortization and impairment accumulated as of December 31, 2010	—	(17,963,438)

(*) The other decreases correspond to vine pull ups

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

	Current	Non-current
Reconciliation of changes in biological assets	Th$	Th$

Biological Assets, beginning balance as of January 1, 2009	12,822,074	50,621,435
Biological Assets, gross at beginning of the period	—	68,416,086
Biological Assets, accumulated amortization and impairment at beginning of the period	—	(17,794,651)

Net Biological Assets at beginning of the period	12,822,074	50,621,435
Increases other than those coming from business combinations, Biological Assets	10,157,670	5,876,452
Acquisitions performed through business combinations, Biological Assets	—	—
Increases (decreases) for exchange difference (net), Biological Assets	(12,611,060)	(1,543,505)
Depreciation of Biological Assets	—	(2,219,398)
Profit (loss) of fair value adjustment, Biological Assets	—	—
Other increases (decreases)	—	—
Increases (decreases) of transfers and other changes, Biological Assets	—	(205,042)
Decreases due to harvests or pickup, Biological Assets.	—	—

Total Biological Assets as of December 31, 2009	10,368,684	52,529,942
Biological Assets, gross at beginning of period	—	68,105,195
Biological Assets, accumulated amortization and impairment at beginning of the period	—	(15,575,253)

a)	Biological Assets pledged as guarantee

The grapevines of Viña Concha y Toro S.A. and subsidiaries, either in production stage or in growing stage, are not subjet any restrictions, nor have been constituted as guarantees of financial liabilities.

b)	Government Subsidizes related to the agricultural activity

Government subsidies have been received as of December 31, 2010 which amounted to Th$69,845.

c)	Commitments to developed or acquire Biologic Assets

As of December 31, 2010, there are no commitments to develop or acquire biological assets.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

d)	Distribution of hectares as of December 31, 2010 (Unaudited):

	Vineyards	Vineyards	Total			Total
	in	in	Planted	Land in	Fruit	Agricultural
	production	development	Vineyards	turnover	trees	Area
Limarí	556	340	896	451	113	1,460
Casablanca	384	32	415	11	—	426
Leyda	130	—	130	—	—	130
Maipo	892	82	974	22	—	997
Cachapoal	1,054	252	1,306	462	60	1,828
Colchagua	1,327	430	1,757	13	—	1,770
Curicó	466	200	666	45	—	711
Maule	1,812	489	2,300	247	—	2,547
Total Chile	6,621	1,824	8,445	1,251	173	9,870
Argentina
Mendoza	901	167	1,068	142	—	1,210
Total Holding	7,522	1,992	9,513	1,392	173	11,079

Distribution of hectares as of December 31, 2009 (Unaudited):

	Vineyards	Vineyards	Total			Total
	in	in	Planted	Land in	Fruit	Agricultural
	production	development	Vineyards	turnover	trees	Area
Limarí	548	325	873	430	113	1,416
Casablanca	388	27	415	12	—	427
Leyda	—	130	130	—	—	130
Maipo	945	59	1,004	2	—	1,006
Cachapoal	800	476	1,276	539	71	1,886
Colchagua	1,323	273	1,596	67	—	1,663
Curicó	505	237	742	77	—	819
Maule	1,757	446	2,203	193	—	2,396
Total Chile	6,267	1,973	8,239	1,319	185	9,744
Argentina
Mendoza	780	281	1,061	151	—	1,212
Total Holding	7,047	2,254	9,300	1,470	185	10,956

The total vines planted include certain long-term leases that the Company has in Valle de Casablanca, del Maipo, and Colchagua.

The total agricultural area does not include the Company’s land which are not usable for plantations as hills, roads, etc.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 16. NON-FINANCIAL ASSETS MAINTAINED FOR SALE

These assets were classified as maintained for sale in December, 2010. As per Company’s regulations this required the previous approval of the related managers responsible of the areas involved with these assets. This decision was mainly based on the need to replace these assets for others with higher productivity.

The sale of these assets is expected to be completed during the first quarter of 2011. As reported in Note 2.7, these assets have been recorded at the lowest value between the book value and the estimated sale value.

As of December 31, 2010 assets maintained for sale are as follows:

Non-financial assets maintained for sale	As of December 31, 2010	As of December 31, 2009	As of January 1,2009
	Th$	Th$	Th$
Plant and Equipment	82,447	—	—
Fixed facilities and accessories	53	—	—
Total	82,500	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 17. FINANCIAL INSTRUMENTS

17.1	Category of financial instruments by nature

a)	Fair values, based on categories of financial instruments, compared against the current and non-current book value included in the consolidated statements of financial position as of December 31, 2010

Classification	Group	Type	At amortized cost Th$		At fair value Th$
			Book value	Fair value	Book value
	Cash and cash equivalent	Balances in banks	6,242,999	6,242,999	—
Financial assets		Short-term deposits	10,514,550	10,514,550	—
	Trade receivables and other accounts receivable	Trade receivables, gross	108,358,712	108,358,712	—
	Accounts receivable from related companies	Currents	255,484	255,484	—
		Non-currents	—	—	—
	Financial assets available for sale	Current shares	—	—	1,202,725
		Non-current shares	—	—	—
Other financial assets	Financial assets at fair value with changes in income	Current derivatives	—	—	166,106
		Non-current derivatives	—	—	—
	Hedging assets	Current derivatives	—	—	9,353,064
		Non-current derivatives	—	—	5,765,933
	Bank loans	Currents	24,261,847	23,923,641	—
		Non-currents	12,261,171	12,310,476	—
	Obligations with the public	Currents	2,841,237	2,910,494	—
		Non-currents	36,600,644	37,492,801	—
Other financial liabilities	Other loans	Currents	227,306	191,594	—
		Non-currents	268,245	226,100	—
	Financial liabilities at fair value with changes in income	Current derivatives	—	—	178,384
		Non-current derivatives	—	—	—
	Hedging liabilities	Current derivatives	—	—	3,223,440
		Non-current derivatives	—	—	829,194
	Trade accounts and other accounts payable	Current trading creditors	44,208,076	44,208,076	—
		Other current accounts payable	12,467,267	12,467,267	—
Financial liabilities		Non-current trading creditors	2,137,049	2,137,049	—
	Accounts payable to related entities	Currents	2,876,996	2,876,996	—
		Non-currents	1,452,471	1,452,471	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

b)	Fair values, based on categories of financial instruments, compared against the current and non-current book value included in the consolidated statements of financial position as of December 31, 2009

Classification	Group	Type	At amortized cost Th$		At fair value Th$
			Book value	Fair value	Book value
	Cash and cash equivalent	Balances in banks	6,997,300	6,997,300	—
Financial assets		Short-term deposits	—	—	—
	Trade receivables and other accounts receivable	Trade receivables, gross	102,981,228	102,981,228	—
	Accounts receivable from related companies	Currents	220,820	220,820	—
		Non-currents	—	—	—
Other financial assets	Financial assets available for sale	Current shares	—	—	529,587
		Non-current shares	—	—	—
	Hedging assets	Current derivatives	—	—	10,373,496
		Non-current derivatives	—	—	3,943,612
	Bank loans	Currents	26,490,158	26,486,808	—
		Non-currents	23,352,311	23,187,650	—
	Obligations with the public	Currents	7,906,714	7,893,990	—
Other financial liabilities		Non-currents	38,189,958	37,983,263	—
	Other loans	Currents	224,237	321,649	—
		Non-currents	554,665	589,305	—
	Notes payable	Currents	688,886	688,886
		Non-currents
	Trade accounts payable and other accounts payable	Current trading creditors	—	—	1,581,054
		Other current accounts payable	—	—	675,460
Financial liabilities		Non-current trading creditors	38,620,398	38,620,398	—
	Accounts payable to related entities	Currents	17,037,480	17,037,480	—
		Non-currents	2,211,541	2,211,541	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

17.2	Derivative instruments

In conformity with the risk management policy, Viña Concha y Toro contracts exchange rate derivatives and interest rate derivatives, which are classified as follows:

-	Cash Flow hedges
-	Net investment hedges
-	Non-hedge derivatives (Those derivatives which do not qualify under the hedging accounting)

a)	Assets and Liabilities by hedging derivative instrument

Financial derivatives qualifying as hedged instruments were recognized in the Statement of Financial Position in Assets and Liabilities as of December 31, 2010 and December 31, 2009 according to the following detail:

Assets and liabilities for hedging derivative instruments		As of 12-31-2010				As of 12-31-2009				As of 1-1-2009
		Asset		Liability		Asset		Liability		Asset		Liability
	Instrument	Current	Non- current	Current	Non- current	Current	Non- current	Current	Non- current	Current	Non-current	Current	Non- current
		Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$

Type of interest hedging:		—	273,142	98,805	64,799	—	—	102,723	—	—	—	—	—
Cash flow hedging	Swap	—	273,142	98,805	64,799	—	—	102,723	—	—	—	—	—
Exchange rate hedging:		9,353,064	5,492,790	3,124,636	764,395	10,373,496	3,943,612	1,478,331	675,460	—	—	—	—
Cash flow hedging	Swap	88,888	—	546,183	—	83,572	—	96,126	603,318	—	—	—	—
Cash flow hedging	Forward	9,005,021	5,492,790	2,541,967	764,395	10,164,420	3,943,612	1,286,441	72,141	—	—	—	—
Net investment hedging	Forward	259,155	—	36,485	—	125,504	—	95,764	—	—	—	—	—
Total		9,353,064	5,765,933	3,223,440	829,194	10,373,496	3,943,612	1,581,054	675,460	—	—	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

b)	Assets and Liabilities for derivative instruments at fair value with changes in income (Non-hedging)

Derivative operations which are recorded at fair value with changes in income were recognized in the Statement of Financial Position in Assets and Liabilities as of December 31, 2010 and December 31, 2009 according to the following detail:

Assets and liabilities for derivative instruments at fair value with changes in income		As of 12-31-2010				As of 12-31-2009				As of 1-1-2009
		Asset		Liability		Asset		Liability		Asset		Liability
		Current	Non- current	Current	Non- current	Current	Non- current	Current	Non- current	Current	Non- current	Current	Non- current
	Instrument	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$

Non-hedging derivative instruments		166,106	—	178,384	—	—	—	—	—	4,651,324	—	2,679,649	—
Derivative instruments	Options	348	—	178,059	—	—	—	—	—	—	—	—	—
Derivative instruments	Forward	165,758	—	325	—	—	—	—	—	1,930,562	—	1,317,844	—
Derivative instruments	Swap	—	—	—						2,720,762		1,361,805
Total		166,106	—	178,384	—	—	—	—	—	4,651,324	—	2,679,649	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

c)	Other information on derivative instruments

A detail of financial derivatives contracted as of December 31, 2010 and 2009, its fair value and its breakdown by maturity of contractual values is detailed as follows:

As of December 31, 2010
			Contractual values
		Fair value	Year 2011	Year 2012	Year 2013	Subsequent	Total
Detail by maturity	Instrument	Th$	Th$	Th$	Th$	Th$	Th$
Type of interest hedging:		109,539	280,435	282,740	14,319,967	—	14,883,143
Cash flow hedging	Swap	109,539	280,435	282,740	14,319,967	—	14,883,143
Exchange rate hedging:		10,956,824	118,755,570	18,845,652	17,688,125	—	155,289,347
Cash flow hedging	Swap	(457,296)	46,540,665	—	—	—	46,540,665
Cash flow hedging	Forward	11,191,449	67,174,104	18,845,652	17,688,125	—	103,707,881
Net investment hedging	Forward	222,670	5,040,801	—	—	—	5,040,801
Non-hedging derivatives		(12,278)	12,280,215	—	—	—	12,280,215

Total		11,054,085	131,316,221	19,128,392	32,008,093	—	182,452,705

As of December 31, 2009
			Contractual values
Detail by maturity		Fair value	Year 2010	Year 2011	Year 2012	Subsequent	Total
	Instrument	Th$	Th$	Th$	Th$	Th$	Th$
Type of interest hedging:		(102,723)	4,633,855	—	—	—	4,633,855
Cash flow hedging	Swap	(102,723)	4,633,855	—	—	—	4,633,855
Exchange rate hedging:		12,163,317	107,930,071	62,180,153	13,223,997	6,372,552	189,706,774
Cash flow hedging	Swap	(615,872)	8,049,992	41,446,165	—	—	49,496,157
Cash flow hedging	Forward	12,749,450	95,195,112	20,733,988	13,223,997	6,372,552	135,525,649
Net investment hedging	Forward	29,740	4,684,967	—	—	—	4,684,967
Non-hedging derivatives		—	—	—	—	—	—

Total		12,060,594	112,563,926	62,180,153	13,223,997	6,372,552	194,340,628

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

As of January 1, 2009
Contractual values
Detail by maturity		Fair value	Year 2009	Year 2010	Year 2011	Subsequent	Total
	Instrument	Th$	Th$	Th$	Th$	Th$	Th$
Type of interest hedging:		—	—	—	—	—	—
Cash flow hedging	Swap	—	—	—	—	—	—
Exchange rate hedging:		—	—	—	—	—	—
Cash flow hedging	Swap	—	—	—	—	—	—
Cash flow hedging	Forward	—	—	—	—	—	—
Net investment hedging	Forward	—	—	—	—	—	—
Non-hedging derivatives		1,971,675	58,351,259	—	—	—	58,351,259

TOTAL		1,971,675	58,351,259	—	—	—	58,351,259

d)	Cash flow transfers

A detail of cash flow transfers as of December 31, 2010 and 2009 is presented as follows:

Balance movements December 31, 2009 to December 31, 2010 Cash flow hedging	As of December 31, 2010			As of December 31, 2009

	Forward in Th$	Swap in Th$	Total in Th$	In Th$	Swap in Th$	Total in Th$
Beginning balance December 31	12,779,190	(718,595)	12,060,594	—	—	—
Change in value of beginning balance	4,020,548	673,817	4,694,365	—	—	—
Valuation of new contracts	7,171,341	(425,493)	6,745,848	16,948,067	(570,676)	16,377,391
Transfer to income during period	(12,779,630)	122,515	(12,657,115)	(4,168,877)	(147,919)	(4,316,797)
Ending balance December 31	11,191,449	(347,757)	10,843,692	12,779,190	(718,595)	12,060,594

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

17.3	Fair value hierarchy

Financial instruments recognized at fair value in the statement of financial position are classified hierarchically as per the following criterion:

Level 1: Fair value obtained through direct reference to prices quoted, with no adjustment.

Level 2: Fair value obtained through the use of valuation models accepted in the market and based on prices, other than those indicated in Level 1, which are observable directly or indirectly at the measurement date (Adjusted prices)

Level 3: Fair value obtained through models internally developed or methodologies that use information which is not observable or a non liquid

The structure to obtain the fair value of financial instruments recorded at fair value in the statement of financial position is detailed as follows:

As of December 31, 2010
Financial instruments	12-31-2010	Level 1	Level 2	Level 3
measured at fair value	Th$	Th$	Th$	Th$

Financial assets
Cash flow hedging derivatives	14,859,842	—	14,859,842	—
Net investment hedging derivatives	259,155	—	259,155	—
Derivatives not designed accountable as hedging	166,106	—	166,106	—
Financial assets available for sale, long-term	1,202,725	1,202,725	—	—
Total Financial assets	16,487,827	1,202,725	15,285,102	—

Financial liabilities
Cash flow hedging derivatives	4,016,149	—	4,016,149	—
Net investment hedging derivatives	36,485	—	36,485	—
Derivatives not designed accountable as hedging	178,384	—	178,384	—
Total Financial liabilities	4,231,018	—	4,231,018	—

	As of December 31, 2009
Financial instruments	12-31-2009	Level 1	Level 2	Level 3
measured at fair value	Th$	Th$	Th$	Th$

Financial assets
Cash flow hedging derivatives	14,191,604	—	14,191,604	—
Net investment hedging derivatives	125,504	—	125,504	—
Financial assets available for sale, long-term	529,587	529,587	—	—
Total Financial assets	14,846,695	529,587	14,317,108	—

Financial liabilities
Cash flow hedging derivatives	2,160,750	—	2,160,750	—
Net investment hedging derivatives	95,764	—	95,764	—
Total	2,256,513	—	2,256,513	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 18. FINANCIAL LIABILITIES

As of December 31, 2010, December 31, 2009 and January 1, 2009, the Company’s financial liabilities are detailed as follows:

	Current			Non-current
Non- guaranteed	12-31-2010	12-31-2009	01-01-2009	12-31-2010	12-31-2009	01-01-2009
Loans from financial entities	24,261,847	26,490,158	70,321,495	12,261,171	23,352,311	26,968,465
Obligations with the employees (*)	2,841,237	7,906,714	1,611,528	36,600,644	38,189,958	41,643,224
Financial lease	227,306	224,237	456,801	268,245	554,665	1,134,521
Notes payable	—	688,886	—	—	—	—
Derivatives	3,401,824	1,581,054	2,679,649	829,194	675,460	—
Total	30,732,214	36,891,049	75,069,473	49,959,254	62,772,393	69,746,210

(*)	Valued at amortized cost except for obligations with the employees which are valued through the effective rate method.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

a)	Loans from financial entities (non-derivative), current as of December 31, 2010.

										Maturities
Debtor entity ID No.	Debtor entity	Country of the debtor company	ID No. of creditor entity	Name of the creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Nominal rate	Up to 90 days Th$	More than 90 days to 1 year Th$	Total Th$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97004000-5	Banco de Chile	Chile	US$ Dollar	At maturity	1.45%	1.45%	—	18,554,072	18,554,072
90.227.000-0	Viña Concha y Toro S.A.	Chile	97030000-7	Banco del estado de Chile	Chile	US$ Dollar	At maturity	1.82%	1.82%	—	14,752	14,752
86.326.300-K	VIÑA CONO SUR S.A.	Chile	97004000-5	Banco de Chile	Chile	Pound sterling	At maturity	2.37%	2.37%	1,277,135	—	1,277,135
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Frances	Argentina	Argentinean pesos	At maturity	13.79%	13.79%	502,606	78,473	581,079
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Frances	Argentina	US$ Dollar	At maturity	1.20%	1.20%	103	280,806	280,909
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Nacion	Argentina	US$ Dollar	At maturity	2.95%	2.95%	25,721	—	25,721
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Nacion	Argentina	Argentinean pesos	At maturity	12.98%	12.98%	20,267	411,981	432,247
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Santander	Argentina	Argentinean pesos	At maturity	13.00%	13.00%	5,209	470,835	476,044
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Credicoop	Argentina	Argentinean pesos	At maturity	12.25%	12.25%	9,786	—	9,786
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Standard	Argentina	Argentinean pesos	At maturity	12.90%	12.90%	1,801	—	1,801
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Regional	Argentina	Argentinean pesos	At maturity	12.00%	12.00%	917	353,126	354,043
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	76645030-K	Banco Itaú	Argentina	US$ Dollar	At maturity	2.52%	2.52%	8,465	702,015	710,480
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Mendoza Fiduciaria	Argentina	Argentinean pesos	At maturity	9.43%	9.43%	124,237	—	124,237
0-E	VCT BRASIL IMP.Y EXP.	Brazil	97008000-7	Banco CitibanK	Brazil	Real	At maturity	13.30%	13.30%	—	1,419,541	1,419,541
Balances to date										1,976,246	22,285,600	24,261,847

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

b)	Analysis of maturities for financial liabilities (non-derivatives) non-current as of December 31, 2010:

										Maturities
Debtor entity ID No.	Debtor entity	Debtor company country	ID No. creditor entity	Creditor entity	Creditor company country	Type of currency or adjustment unit	Type of amortization	Effective rate	Nominalrate	More than 1 year up to 3 years Th$	More than 3 years to 5 years Th$	More than 5 years Th$	Total Th$
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Nacion	Argentina	US $	At maturity	2.95%	2.95%	2,340,050	—	—	2,340,050
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Nacion	Argentina	Arg.$	At maturity	12.50%	12.50%	1,765,631	—	—	1,765,631
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Credicoop	Argentina	Arg.$	At maturity	12.25%	12.25%	1,212,400	—	—	1,212,400
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Frances	Argentina	Arg.$	At maturity	14.40%	14.40%	156,945	—	—	156,945
90.227.000-0	Viña Concha y Toro S.A.	Chile	97030000-7	Banco Estado de Chile	Chile	US $	At maturity	1.82%	1.82%	6,786,145	—	—	6,786,145
Balances to date										12,261,171			12,261,171

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

c)	Loans from financial entities (non-derivatives) current as of December 31, 2009:

										Maturities
Debtor entity ID No.	Debtor entity	Debtor company country	Credit entity ID No.	Creditor entity	Creditor company country	Type of currency or adjustment unit	Type of amortization	Effective rate	Nominal rate	Up to 90 days Th$	More than 90 days to 1 year Th$	Total Th$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97030000-7	Banco Estado de Chile	Chile	US$ Dollar	At maturity	1.53%	1.53%	—	1,958,457	1,958,457
90.227.000-0	Viña Concha y Toro S.A.	Chile	97030000-7	Banco Estado de Chile	Chile	Chilean pesos	At maturity	1.95%	1.95%	—	8,809,308	8,809,308
86.326.300-K	VIÑA CONO SUR S.A.	Chile	97004000-5	Banco de Chile	Chile	Pound sterling	At maturity	2.37%	2.37%	—	1,150	1,150
90.227.000-0	Viña Concha y Toro S.A.	Chile	97030000-7	Banco de Chile	Chile	US$ Dollar	At maturity	1.79%	1.79%	4,069,778	1,122,494	5,192,272
86.326.300-K	VIÑA CONO SUR S.A.	Chile	97004000-5	Banco de Chile	Chile	US$ Dollar	At maturity	1.93%	1.93%	—	2,034,174	2,034,174
90.227.000-0	Viña Concha y Toro S.A.	Chile	97030000-7	Banco de Chile	Chile	Euro	At maturity	0.00%	0.00%	—	—	—
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	97039000-6	Banco Santander	Chile	Argentinean pesos	At maturity	15.50%	15.50%	743,208	—	743,208
90.227.000-0	Viña Concha y Toro S.A.	Chile	97039000-6	Banco Santander	Chile	US$ Dollar	At maturity	1.75%	1.75%	—	372	372
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	97008000-7	Banco CitiBank	Chile	Argentinean pesos	At maturity	11.00%	11.00%	—	1,391,374	1,391,374
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	97951000-4	Banco Itaú	Argentina	US$ Dollar	At maturity	2.16%	2.16%	—	2,590,226	2,590,226
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Francés	Argentina	Argentinean pesos	At maturity	16.00%	16.00%	—	488,402	488.402
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Nación	Argentina	US$ Dollar	At maturity	5.90%	5.90%	2,654,235	—	2,654,235
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Nación	Argentina	Argentinean pesos	At maturity	15.28%	15.28%	—	471,526	471.526
0-E	VCT BRASIL IMP.Y EXP.	Brazil	97951000-4	HSBC Banco	Chile	US$ Dollar	At maturity	2.35%	2.35%	—	155,454	155,454
Balances to date										7,467,221	19,022,938	26,490,158

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

d)	Analysis of maturities for financial liabilities (non-derivative) non-current as of December 31, 2009

										Maturities
Debtor entity ID No.	Debtor entity	Debtor company country	Credit entity ID No.	Creditor entity	Creditor company country	Type of currency or adjustment unit	Type of amortization	Effective rate	Nominal rate	More than 1 year to 3 years Th$	More than 3 years to 5 years Th$	More than 5 years Th$	Total Th$
86.326.300-K	VIÑA CONO SUR S.A.	Chile	97004000-5	Banco de Chile	Chile	Pound sterling	At maturity	2.37%	2.37%	2,891,440	—	—	2,891,440
90.227.000-0	Viña Concha y Toro S.A.	Chile	97030000-7	Banco de Chile	Chile	US$ Dollar	At maturity	1.85%	1.85%	9,837,740	1,825,560	—	11,663,300
90.227.000-0	Viña Concha y Toro S.A.	Chile	97030000-7	Banco de Chile	Chile	Euro	At maturity	2.22%	2.22%	726,820	—	—	726,820
90.227.000-0	Viña Concha y Toro S.A.	Chile	97039000-6	Banco Santander	Chile	US$ Dollar	At maturity	1.81%	1.81%	7,657,210	—	—	7,657,210
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Francés	Argentina	Argentinean pesos	At maturity	16.00%	16.00%	413,541	—	—	413,541
Balances to date										21,526,751	1,825,560	—	23,352,311

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

e)	Loans from Financial Entities (non-derivative) current as of January 1, 2009:

										Maturities
		Country			Country	Type of					More than
		of	Creditor		of	currency or				Up to	90 days
	Debtor	debtor	entity	Creditor	creditor	adjustment	Type of	Effective	Nominal	90 days	to 1 year	Total
Debtor entity ID	entity	company	ID	entity	entity	unit	amortization	rate	rate	Th$	Th$	Th$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.005-5	Banco de Chile	Chile	Chilean pesos	At maturity	7.65%	7.65%	71,917	2,342,099	2,414,016
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.005-5	Banco de Chile	Chile	Euro	At maturity	5.81%	5.81%	—	666,281	666,281
86.326.300-K	VIÑA CONO SUR S.A.	Chile	97.004.005-5	Banco de Chile	Chile	Euro	At maturity	6.22%	6.22%	—	1,472,316	1,472,316
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.005-5	Banco de Chile	Chile	UF	At maturity	3.08%	3.08%	119,537	4,890,199	5,009,736
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.005-5	Banco de Chile	Chile	US$ Dollar	At maturity	4.04%	4.04%	96,516	5,844,419	5,940,935
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.039.000-6	Banco Santander	Chile	Chilean pesos	At maturity	5.22%	5.22%	2,294,443	249,420	2,543,863
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.039.000-6	Banco Santander	Chile	US$ Dollar	At maturity	4.34%	4.34%	—	10,348,820	10,348,820
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.032.000-8	Banco BBVA	Chile	Euro	At maturity	5.81%	5.81%	265,444	67,213	332,657
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.032.000-8	Banco BBVA	Chile	Chilean pesos	At maturity	9.51%	9.51%	—	4,101,669	4,101,669
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.023.000-9	Banco Corpbanca	Chile	Chilean pesos	At maturity	7.43%	7.43%	—	7,873,966	7,873,966
86.326.300-K	VIÑA CONO SUR S.A.	Chile	97.023.000-9	Banco Corpbanca	Chile	Chilean pesos	At maturity	10.38%	10.38%	—	1,829,270	1,829,270
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.080.000-K	Banco BICE	Chile	Chilean pesos	At maturity	7.92%	7.92%	—	3,448,104	3,448,104
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.951.000-4	Banco Itau	Chile	Chilean pesos	At maturity	7.80%	7.80%	—	3,144,950	3,144,950
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.951.000-4	Banco Itau	Chile	UF	At maturity	2.59%	2.59%	—	3,420,980	3,420,980
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Citibank Argentina	Argentina	Argentinean peso	At maturity	11.00%	11.00%	—	1,938,078	1,938,078
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Río de la Plata	Argentina	Argentinean peso	At maturity	28.41%	28.41%	429,417	—	429,417
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Francés	Argentina	Argentinean peso	At maturity	16.00%	16.00%	886,073	150,860	1,036,933
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Francés	Argentina	US$ Dollar	At maturity	8.75%	8.75%	—	749,726	749,726
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Regional	Argentina	Argentinean peso	At maturity	28.41%	28.41%	1,094,383	—	1,094,383
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Nación	Argentina	US$ Dollar	At maturity	5.80%	5.80%	6,440,508	1,399,706	7,840,214
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Nación	Argentina	Argentinean peso	At maturity	28.41%	28.41%	265,134	—	265,134
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	BNL Hezagon	Argentina	Argentinean peso	At maturity	28.41%	28.41%	48,073	—	48,073
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Standard Banco	Argentina	US$ Dollar	At maturity	6.90%	6.90%	—	280,894	280,894
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Standard Banco	Argentina	Argentinean peso	At maturity	28.41%	28.41%	89,325	—	89,325
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Credicoop	Argentina	US$ Dollar	At maturity	6.07%	6.07%	—	3,873,421	3,873,421
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Credicoop	Argentina	Argentinean peso	At maturity	28.41%	28.41%	128,334	—	128,334
Balances to date										12,229,104	58,092,391	70,321,495

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

f)	Analysis of maturities for financial liabilities (non-derivative) non-current as of January 1, 2009

										Maturities
Debtor entity ID	Debtor entity	Debtor company country	Creditor entity ID	Creditor entity	Country of creditor entity	Type of currency or adjustment unit	Type of amortization	Effective rate	Nominal rate	More than 1 up to 2 years Th$	More than 3 up to 5 years Th$	More than 5 years Th$	Total Th$

90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.005-5	Banco de Chile	Chile	UF	At maturity	4.85%	4.85%	7,508,400	—	—	7,508,400
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.005-5	Banco de Chile	Chile	US$	At maturity	4.36%	4.36%	1,145,610	4,582,440	—	5,728,050
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.039.000-6	Banco Santander	Chile	US$	At maturity	3.76%	3.76%	9,610,395	—	—	9,610,395
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Itau	Argentina	US$	At maturity	5.57%	5.57%	982,070	—	—	982,070
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco CitiBanco Argentina	Argentina	Argentinean pesos	At maturity	11.00%	11.00%	1,904,619	—	—	1,904,619
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Frances	Argentina	Argentinean pesos	At maturity	15.68%	15.68%	1,234,931	—	—	1,234,931
Balances to date										22,386,025	4,582,440	—	26,968,465

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 19. OBLIGATIONS WITH THE PUBLIC

Obligations with the public as of December 31, 2010, December 31, 2009 and January 1, 2009 are detailed as follows:

a)	Obligations for Current Bonds as of December 31, 2010

											Maturities
Debtor entity ID	Debtor entity	Debtor company country	Creditor entity ID	Creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Nominal rate	Up to 90 days Th$	More than 90 days up to one year Th$	Total Th$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.036.000-k	Banco Santander Chile	Chile	UF	At maturity	4.09%	3.90%	1,579,146	1,262,091	2,841,237
Total										1,579,146	1,262,091	2,841,237

b)	Obligations for Non-current Bonds as of December 31, 2010

										Maturities
Debtor entity ID	Debtor entity	Debtor company country	creditor entity ID	Creditor entity	country of creditor company	type of currency or adj. unit	type of Amortization	effective rate	Nominal rate	More than 1 up to 3 years Th$	More than 3 up to 5 years Th$	More than 5 Th$	Total Th$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97,036,600-k	Banco Santander Chile	Chile	UF	Maturity	4,09%	3,90%	5,048,365	5,048,365	26,503,915	36,600,644

Total										5,048,365	5,048,365	26,503,915	36,600,644

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

Obligations for current promissory notes as of December 31, 2009

										Maturities
Debtor entity ID	Debtor entity	Country of debtor company	Creditor entity ID	Creditor entity	Country of creditor company	Type of currency or adj. unit	Type of amortization	Effective rate	Nominal rate	Up to 90 days Th$	More than 90 days to 1 year Th$	Total Th$
90,227,000-0	Viña Concha y Toro S.A.	Chile	97,004,000-5	Banco de Chile	Chile	Non-adjustable $	At maturity	3.47%	3.24%	—	5,113,400	5,113,400
Total										—	5,113,400	5,113,400

c)	Obligations for current bonds as of December 31, 2009

										Maturities
Debtor entity ID	Debtor entity	Country of debtor company	Creditor entity ID	Creditor entity	Country of creditor company	Type of currency or adj. unit	Type of amortization	Effective rate	Nominal rate	Up to 90 days M$	More than 90 days to 1 year M$	Total M$
90,227,000-0	Viña Concha y Toro S.A.	Chile	97,036,000-k	Banco Santander Chile	Chile	UF	At maturity	4.09%	3.90%	2,793,314	—	2,793,314
Total										2,793,314	—	2,793,314

d)	Obligations for Non-Current bonds as of December 31, 2009

										Maturities
Debtor entity ID	Debtor entity	Country of debtor company	Creditor entity ID	Creditor entity	Country of creditor company	Type of currency or adj. unit	Type of amortization	Effective rate	Nominal rate	Years, more than 1 up to 3 Th$	More than 3 up to 5 years Th$	More than 5 Th$	Total Th$
90,.227,000-0	Viña Concha y Toro S.A.	Chile	97,036,000-k	Banco Santander Chile	Chile	UF	At maturity	4.09%	3.90%	4,927,736	4,927,736	28,334,486	38,189,958
Total										4,927,736	4,927,736	28,334,486	38,189,958

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

e)	Obligations for current bonds as of January 1, 2009

										Maturities
Debtor entity ID	Debtor entity	Country of debtor company	Creditor entity ID	Creditor entity	Country of creditor company	Type of currency or adj. unit	Type of amortization	Effective rate	Nominal rate	Up to 90 days Th$	More than 90 days to 1 year Th$	Total Th$
90,227,000-0	Viña Concha y Toro S.A.	Chile	97,036,000-k	Banco Santander Chile	Chile	UF	Upon maturity	4.09%	3.90%	—	1,611,528	1,611,528
Total										—	1,611,528	1,611,528

f)	Obligations for Non-current bonds as of January 1, 2009

										Maturities
Debtor entity ID	Debtor entity	Country of debtor company	Creditor entity ID	Creditor entity	Country of creditor company	Type of currency or adj. unit	Type of amortization	Effective rate	Nominal rate	More than 1 up to 3 years Th$	More than 3 up to 5 years Th$	More than 5 years Th$	Total Th$
90,227,000-0	Viña Concha y Toro S.A.	Chile	97,036,000-k	Banco Santander Chile	Chile	UF	Upon maturity	4.09%	3.90%	5,047,664	5,047,664	31,547,896	41,643,224
Total										5,047,664	5,047,664	31,547,896	41,643,224

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

Obligations whit the public correspond to the placement in Chile of Bonuses in UF. These are presented valued at the principal value plus accrued interests at year-end.

g)	Issuance Expenses and Placement of equity securities and debt securities

Issuance expenses net of amortization as of December 31, 2010, December 31, 2009 and January 1, 2009 amounts to Th$574,086 Th$609,460 and Th$617,069, respectively. Issuance expenses includes, all disbursements related reports of Risk Rating Agencies, legal and financial advisories, and taxes, printing house and placement commissions. As of December 31, 2010, December 31, 2009 and January 1, 2009 the amortization amounts to Th$35,772, Th$45,294 and Th$35,771, respectively.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 20. TRADE ACCOUNTS AND OTHER ACCOUNTS PAYABLE

This item is detailed as follows:

	Total current			Total Non-current
	12-31-2010	12-31-2009	1-1-2009	12-31-2010	12-31-2009	1-1-2009
	Th$	Th$	Th$	Th$	Th$	Th$
Trade creditors	44,208,076	38,620,398	43,082,394	—	—	—
Notes payable	87,089	2,998,923	3,557,506	—	—	—
Other creditors	4,254,355	12,567,062	9,680,020	2,137,049	2,211,541	2,393,975
Dividends payable	2,273,305	1,942,842	1,809,184	—	—	—
Prov. Minimum Dividend 30%	5,852,518	7,687,670	4,768,828	—	—	—
Total	56,675,343	63,816,895	62,897,932	2,137,049	2,211,541	2,393,975

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 21. INCOME TAXES AND DEFERRED TAXES

a)	Balances of deferred taxes are as follows:

	ASSETS
	12-31-2010	12-31-2009	01-01-2009
Description of deferred tax assets	Th$	Th$	Th$
Provisions	1,686,253	1,414,939	1,201,657
Personnel benefits obligations	100,190	277,619	273,539
Taxable losses	1,705,078	1,871,508	1,900,970
Other	1,804.302	451,910	—
Deferred tax assets	5,295,823	4,015,976	3,376,166

	LIABILITIES
	12-31-2010	12-31-2009	01-01-2009
Description of deferred tax liabilities	Th$	Th$	Th$
Depreciation	12,154,997	12,022,238	10,950,559
Amortization	234,816	—	—
Foreign currency contracts	1,846,181	2,060,507	310,308
Personnel benefits obligations	4,631	4,630	4,631
Revaluations of Property, plant and equipment	6,359,243	6,359,243	6,359,243
Other	5,330,231	4,556,414	5,600,690
Deferred tax liabilities	25,930,099	25,003,032	23,225,431

b)	Deferred tax assets, unrecognized

Deferred tax assets generated by the offsetting tax loss are recognized provided that it is probable the realization of the tax benefit through future tax benefits. The Company has not recognized deferred tax assets related to its affiliate, VCT internacional Ltda. of ThCh$795,032, related to losses of ThCh$ 4,676,659 for offsetting in future periods against tax benefits given that the current background information it is not possible to ensure the realization of the tax benefit.

Description of unrecognized deferred	12-31-2010	12-31-2009	01-01-2009
tax assets	Th$	Th$	Th$
tax loss	795,032	627,656	105,572
Description of unrecognized deferred tax assets, Total	795,032	627,656	105,572

c)	Information on taxes related to amounts charged to Net Equity

The Company has recognized amounts with effect on equity, which gave rise to the deferred tax detailed as follows:

Description of recognized deferred	12-31-2010	12-31-2009	01-01-2009
tax assets	Th$	Th$	Th$
Revaluation of land	6,359,243	6,359,243	6,359,243
Other	1,565,638	1,828,435	(61,026)
Description of unrecognized deferred tax assets, Total	7,924,881	8,187,678	6,298,217

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

d)	Effects for transitory increase in Income Tax Rate, in Chile.

On July 31, 2010, Law Nº 20,455 was published in the Official Gazette, which contemplates the obtaining of resources destined to fund the reconstruction of the country. For this purpose the law established a temporary increase in Corporate Income Tax for 2011 and 2012.

The tax rate will be 20% and 18.5% for 2011 and 2012, respectively. In 2013 the tax rate will return to the permanent rate established in article 20 of Income Tax Law (17%).

Considering the assets and liabilities determined by the companies in Chile and its reversal period, an effect in deferred taxes has been determined in these financial statements as follows:

-	Largest deferred tax liability (with effect in income) amounting to Th$542,275.

e)	Deferred tax variations

Changes in “Deferred Taxes” of the statement of income for 2009 and 2010, is as follows:

Movements in deferred taxes	Asset	Liability
	Th$	Th$
Balance as of 1-1-2009	3,376,166	23,225,431
Increase(decrease) in income	639,810	71,119
Increase(decrease) in equity	—	1,889,461
Other increases(decreases)	—	(182,979)
Balance as of 12-31-2009	4,015,976	25,003,032
Increase(decrease) in income	1,278,280	836,597
Increase(decrease) in equity	—	(262,797)
Other increases(decreases)	1,567	353,267
Balance as of 12-31-2010	5,295,823	25,930,099

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

f)	Expense composition for income tax.

1) The expense (income) for income tax, separated in deferred and income tax as of December 31,2010 and December 31, 2009 is as follows:

	12/31/2010	12/31/2009
Description of expenses (income) for current and deferred taxes	Th$	Th$
Current income tax expense
Current tax expenses	10,718,320	9,445,805
Adjustments to prior year current tax	(614,216)	640,383
Other current tax expense	60,306	82,474
Current tax expense, net, total	10,164,411	10,168,662
Income deferred tax expense
Deferred expense(income) for taxes related to the creation and reversal of temporary differences	(983,958)	(568,691)
Deferred expense (income) due to taxes related to changes of tax rate or new rates	542,275	—
Other deferred tax expense	—	—
Deferred tax expense, net, total	(441,683)	(568,691)
Expense (Income) in income tax	9,722,728	9,599,971

2) The composition of expense (income) from income tax, considering the source (Chile or abroad) and the type of tax is as follows:

	12-31-2010	12-31-2009
Description of expense (income) in taxes of foreign and domestic	Th$	Th$
Current income tax expense on foreign and domestic parts, net
Current tax expense, net, foreign	1,560,081	1,328,422
Current tax expense, net, domestic	8,604,329	8,840,240
Current tax expense, Net, Total	10,164,411	10,168,662

Income deferred tax expense on foreign and domestic parts, net
Deferred taxes expense, net, foreign	(60,086)	(16,250)
Deferred taxes expense, net, domestic	(381,597)	(552,441)
Deferred tax expense, Net, Total	(441,683)	(568,691)

Expense (Income) for income tax	9,722,728	9,599,971

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

g)	Reconciliation of income tax expense

1) Reconciliation of values in which are indicated the amounts that give rise to variations of the income tax expense recorded in the Statement of Income, beginning from the tax amount resulting after applying the taxable rate on “Income before taxes”.

	12-31-2010	12-31-2009
Reconciliation of tax expense	Th$	Th$
Taxes expense using the legal rate	8,779,021	9,329,263
Tax effect of rates in other jurisdictions	802,472	632,341
Tax effect of ordinary income, non-taxable	(171,150)	(124,566)
Tax effect of expenses non-taxable deductible	87,514	102,004
Tax effect on the use of tax losses not previously recognized	—	—
Tax effect of tax benefit not previously recognized in the Statement of Income	—	—
Tax effect of a new assets evaluation for unrecognized deferred taxes	—	—
Tax effect of change in taxable rates	542,275	—
Tax effect of tax provide in excess in prior periods	—	—
Taxation calculated with applicable rate	—	—
Other increase (decrease) in charge for legal taxes	(317,404)	(339,071)
Adjustments to tax expense using the legal rate, Total	943,707	270,708
Tax expense using the effective rate	9,722,728	9,599,971

2) Reconciliation of effective rate (%), indicating the current variations which have effect in that the effective rate, which finally affect income, is different from the legal rate in force (17%).

	12-31-2010	12-31-2009
Tax expense using the legal rate (%)	17.00%	17.00%
Tax effect of rates in other jurisdictions (%)	1.55%	1.15%
Tax effect of non-taxable Ordinary Income (%)	-0.33%	-0.23%
Tax effect of expenses not taxable deductible (%)	0.17%	0.19%
Tax effect after using tax losses not previously recognized (%)	—	—
Tax effect of tax benefit not previously recognized in the Statement of Income (%)	—	—
Tax effect of a new evaluation of unrecognized deferred tax assets (%)	—	—
Tax effect of change in tax rates (%)	1.05%	—
Tax effect of tax provide in excess in prior periods (%)	—	—
Taxation calculated using the applicable rate (%)	—	—
Other Increase(Decrease) in charge for legal taxes (%)	-0.61%	-0.62%
Adjustments to the expense for taxes using legal tax , total (%)	1.83%	0.49%
Tax expense using the effective rate (%)	18.83%	17.49%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

h)	Current tax assets are detailed as follows:

	12-31-2010	12-31-2009	01-01-2009
Description	Th$	Th$	Th$
VAT Credit	4,571,258	3,819,548	6,437,194
IABA Credit*	541,537	628,184	535,543
Income tax current and prior years	9,875,088	6,885,914	7,281,710
Other credits	168,949	1,626,945	1,440,450
Provision for other recoverable taxes	(303,582)	(303,582)	(313,261)
Total	14,853,251	12,657,009	15,381,635

* IABA: Additional Tax to Non-alcoholic Beverages

i)	Current tax liabilities are detailed as follows:

	12-31-2010	12-31-2009	01-01-2009
Description	Th$	Th$	Th$
Income tax	14,684,958	8,767,556	5,983,778
VAT debit	780,462	426,735	512,288
IABA debit	1,788,952	1,455,067	1,367,788
Provision for taxes	731,074	467,132	630,386
Other	36,998	37,780	45,138
Total	18,022,445	11,154,271	8,539,379

* IABA: Additional Tax to Non-alcoholic Beverages

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 22. LEASES

a)
Future financial lease minimum payments of Sociedad Trivento Bodega y Viñedos S. A. which correspond to the bottling line as of December 31, 2010, December 31, 2009 and January 1, 2009, the payments committed are as follows:

	12-31-2010	12-31-2009	01-01-2009
	Th$	Th$	Th$
Minimum payable	Gross investment	Gross investment	Gross investment
Less than a year	227,306	415,093	636,415
More than a year but less than 5 years	268,245	587,402	1,424,263
More than 5 years	—	—	—
Sub- Total	495,551	1,002,495	2,060,678
Deferred interest	(85,890)	(181,601)	(485,365)
Present value	409,661	820,894	1,575,313

b)
The operating leases which mainly correspond to long-term lease of farms for agricultural land in which grapes for wine were planted are recorded as of December 31, 2010. These contracts have no implicit derivatives given that do not comply with the features described in Note 2.6.9 Implicit Derivatives.

Minimum payments payable are:

Short-term portion	1 to 5 years	More than 5 years	Total amount owed
Th$	Th$	Th$	Th$
747,176	1,191,441	1,857,984	3,796,601

c)	Operating leases consumed during 2010-2009 are detailed as follows:

	2010	2009
Leases	Th$	Th$
Consumed leases	4,276,803	4,462,512
Total	4,276,803	4,462,512

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 23. BENEFITS TO EMPLOYEES

23.1	Employee benefits and expenses

The movement in classes of expenses is detailed as follows:

	12-31-2010	12-31-2009
Employee benefits and expenses	Th$	Th$
Participation in profits, bonuses and expenses	40,615,584	37,419,590
Participation in profits and bonuses, current	8,530,953	8,304,437
Personnel expenses	32,084,631	29,115,153
Wages and Salaries	26,167,412	24,057,522
Short-term benefits to employees	3,563,180	2,704,567
Expense for obligation of personnel benefits	346,589	325,366
Other long-term benefits	964,924	1,068,683
Other personnel expenses	1,042,526	959,015

23.2	Severance Indemnities Obligations

A.	General aspects:

Viña Concha y Toro and some of its subsidiaries located in Chile provide severance indemnity benefit plans to active employees which are determined and recorded in the financial statements following the criterion described in Note 2.23). These benefits are mainly referred to:

-	Severance indemnity:

The beneficiaries receive the equivalent of a determined number of days per contractual years of service at his/her retirement date and/or due to cease of his/her functions. In case of dissociation due to a Company decision, beneficiaries receive the equivalent stipulated by law.

B.	Openings, movements and presentation in financial statements:

Balances of obligations related with severance indemnities are as follows:

	12-31-2010	12-31-2009	01-01-2009
	Th$	Th$	Th$
Severance indemnity obligation	1,841,740	1,606,683	1,582,919
Total	1,841,740	1,606,683	1,582,919

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

Movement of obligations for employment termination for the year ended as of December 31, 2010 and December 31, 2009 is detailed as follows:

Severance indemnity
Employment termination benefits	Th$

Initial balance	1,582,919
Balance as of January 1, 2009	1,582,919
Current period costs of services	180,694
Cost for interest	68,995
Actuarial (Profits ) losses	(28,069)
Paid benefits	(168,441)
Costs of past services	—
Other	(29,415)
Balance as of December 31, 2009	1,606,683
Current period costs of services	203,824
Cost for interest	78,291
Actuarial (Profits ) losses	(6,188)
Paid benefits	(43,240)
Costs of past services	—
Other	2,370
Balance as of December 31, 2010	1,841,740

The main actuarial hypothesis used for the calculation of severance indemnity obligations as of December 31, 2010 and December 31, 2009 is detailed as follows:

Actuarial Hypothesis	As of December 31, 2010	As of December 31, 2009

Retirement rate	0.7%	0.7%
Mortality rate	RV-2004	RV-2004
Discount rate	5.0%	5.0%
Salary increase rate	3.5%	3.0%
Future permanence (years)	7.2	7.2

During the Company’s Board meeting held on May 28, 2009 it was agreed to offer the balance of shares not subscribed by shareholders during the preferred option period (with charge to the Company’s capital contribution agreed during the Shareholder’s Board meeting held on December 18, 2008), between all the employees of Viña Concha y Toro S.A. and subsidiaries whom voluntarily wish to participate in this program, at prorate of their age in the Company and salaray, in the same price and subject to the same conditions offered to the shareholders during this period. Unsubscribed shares in the preferred option period reached a total of 1,674,591, equivalent to 5.98% of the new issuance (which correspond to 0.22% of the Company’s total shares). Shares purchases reached Th$ 1,404,149 as of December 31, 2009.

The purpose of the explanation in the aforementioned paragraph is to establish a procedure for employees to effectively participate in the Company’s property, as shareholders, and concentrate their efforts to achieve a greater value to the company and for their own investment.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

The amounts recorded in the consolidated statement of comprehensive income by function as of December 31, 2010 and 2009 are as follows:

	For the twelve months ended as of December 31,
Recognized expense of employment termination benefits	2010 Th$	2009 Th$
Cost of services for current period	203,824	180,694
Interest cost	78,291	68,995
Actuarial(Profits) losses	(6,188)	(28,069)
Paid benefits	256,958	25,474
Costs of past services	—	—
Other	—	—
Total expense recognized in the Consolidated Statement of Comprehensive Income by Function	532,885	247,093

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 24. PROVISIONS

23.1	Other short-term provisions

The composition of other short-term provisions as of December 31, 2010, December 31, 2009 and January 1, 2009, respectively, is as follows:

	12-31-2010	12-31-209	01-01-2009
Concept	Th$	Th$	Th$
Provision for advertising expense(1)	13,939,484	17,729,306	20,659,543
Other provisions (2)	552,378	696,486	675,170
Provision for restructuring (3)	196,126	196,126	196,126
Total	14,687,987	18,621,918	21,530,839

1.	Provisions for advertising expenses correspond to the estimates of amounts payable to foreign customers - dealers on advertising services.

2.	Expenses estimate are included in other provisions.

3.	The provision for restructuring has been a plan applied since 2005 related to Company’s personnel dissociation which ends in 2011. To date, approximately 60% of the plan has been materialized.

Movement of other short-term provisions between January 1, 2010 and December 31, 2010, is detailed as follows:

	Provision for restructuring	Advertising expense provision	Other provisions	Total
Movement in Provisions	Th$	Th$	Th$	Th$
Balance as of 1-1-2010	196,126	17,729,306	696,486	18,621,918
Provisions constituted in the period	—	9,174,993	1,992,667	11,167,659
Provisions used in the period	—	(12,964,815)	(2,136,775)	(15,101,590)
Final balance as of 12-31-2010	196,126	13,939,484	552,378	14,687,987

Movement of other short-term provisions between January 1, 2009 and December 31, 2009, is detailed as follows:

	Provision for restructuring	Advertising expense provision	Other provisions	Total
Movement in Provisions	Th$	Th$	Th$	Th$
Balance as of 1-1-2009	196,126	20,659,543	675,170	21,530,839
Additional provisions	—	705,886	642,314	1,348,200
Other increase(decrease)	—	(3,636,123)	(620,999)	(4,257,122)
Final balance as of 12-31-2009	196,126	17,729,306	696,485	18,621,917

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 25. PROFIT PER SHARE

24.1	Information to be disclosed on basic earnings (losses) per share

Earnings per basic shares will be calculated dividing the gain for the period attributable to Company’s shareholders by the weighted average of the number of common shares in circulation during the year.

As indicated, the basic earnings per share amounted to:

	12-31-2010	12-31-2009
Basic earnings per share	Th$	Th$
Profit (loss) attributable to the company’s shareholders	41,918,574	45,278,038

	12-31-2010	12-31-2009
	Units	Units
Number of common shares in circulation	747,005,982	747,005,982

	12-31-2010	12-31-2009
	$	$
Basic earnings per share	56.12	61.39

24.2	Information to be disclosed on diluted earnings (losses) per share

The Company has not performed any type of operation of potential diluted effect which suppose a diluted benefit per share other than the common benefit per share.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 26. CAPITAL AND RESERVES

26.1	Subscribed and paid capital

As of December 31, 2010 the capital of Viña Concha y Toro S.A. amounts to Th$ 78,030,378 which is comprised of 747.005.982 shares at par value totally subscribed and paid, the variations experienced between December 2010 and December 2009 correspond to the payment of subscribed shares.

The issuance premium corresponds to the surcharge in the placement of shares generated in the capital contributions operations.

26.2	Shares

-	Number of shares as of December 31, 2010.

	Number of subscribed shares	Number of paid shares	Number of shares with voting rights
100% PAID SHARES	747,005,982	747,005,982	747,005,982

-	Number of shares as of December 31, 2009.

	Number of subscribed shares	Number of paid shares	Number of shares with voting rights
100% PAID SHARES	747,005,982	735,617,803	747,005,982
50% PAID SHARES	—	11,388,179	—

Shares of Concha y Toro are, ordinary, of a unique series and with no par value.

The movement of shares between January 1, 2010 and December 31, 2010 is as follows:

N° of subscribed shares as of 1-1-2010	747,005,982
Movements in the year:
Capital contribution with issuance of payment shares	—
N° of subscribed shares as of 12-31-2010	747,005,982

The movement of shares between January 1, 2009 and December 31, 2009 is as follows:

N° of subscribed shares as of 1-1-2009	719,170,735
Movements in the year:
Capital contribution with issuance of payment shares	27,835,247
N° of subscribed shares as of 12-31-2009	747,005,982

26.3	Capital management

In order to attempt the optimization of return for its shareholders, through the efficient management of financing costs, the Company uses several short and long-term financial sources as well as its own capital and gains generated by operations.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

The Company’s objective is to maintain a proper capital structure, considering its leverage levels, financing costs (internal and external) and evaluates on a regular basis the different financing instruments available as well as the market conditions.

26.4	Other reserves

-	Conversion Reserves: This amount represents the conversion loss of subsidiaries with functional currency other than pesos.

The detail of conversion differences, net of taxes is detailed as follows:

Accumulated conversion difference	as of 12-31-2010	as of 12-31-2009
	Th$	Th$
Conversion adjustment in Colligated ( Ind. Corchera)	304,702	—
Adjustment in foreign subsidiaries ( Sweden, Finland, Norway, Brazil, UK)	(2,031,067)	(552,697)

Total	(1,726,365)	(552,697)

-	Hedging Reserves: Represents the fair value of future cash flows of expected entries which qualify as hedging and which will affect incomes and are presented net of deferred taxes.

-
Reserves for investments available for sale: This amount represents the change of market value of financial assets available for sale, constituted of investments in other companies and which are presented net of deferred taxes.

26.5	Dividends

A detail of dividends of column Profit (losses) accumulated as of December 31, 2010:

Dividend provision	Payment date	Total Th$
Provisional dividend No.240	sep-10	2,241,018
Provisional dividend No.241	dec-10	2,241,018
Provisional dividend No.242	mar-11	2,241,018
Total Dividends Provision 2010		6,723,054
Final dividend Profit 2009		10,265,289
Balance as of 12-31-2010		16,988,343

The intention of the Board is to distribute with charge to income expected to be obtained during 2010, the dividends Nº 240, Nº 241 and Nº 242 of $3,00 each, which will be paid as provisional on September 30, and December 29, 2010 and March 31, 2011, respectively.

These provisional dividend payments will be subject to the Company’s cash availability. A fourth dividend will be paid for the amount which result necessary up to complete 40% of 2010 profits, in the date determined by the Shareholders Meeting celebrated in 2011.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

A detail of dividends in Column “Accumulated profits (losses) “as of December 31, 2009 is presented as follows:

Dividend provision	Payment date	Total Th$
Provisional dividend No.237	sep-09	1,853,487
Provisional dividend No.238	dic-09	1,853,487
Provisional dividend No.239	mar-10	1,853,487
Total Dividends Provision 2009		5,560,461
Final dividend profit 2008		11,739,137
Balance as of 12-31-2009		17,299,598

26.6	Increase(Decrease) for other contributions of owners :

The amount of Th$5,218,138 expressed in the Statement of Changes in Net Equity as of December 31, 2010, in column Issued Capital correspond to the payment of 5,610,879 subscribed shares.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 27. EFFECT OF VARIATIONS IN EXCHANGE RATES OF FOREIGN CURRENCY

Assets and Liabilities in Foreign Currency

	12/31/2010		12/31/2009		01/01/2009
	Up to	From 91 days	Up to	From 91 days	Up to	From 91 days
	90 days	to 1 year	90 days	to 1 year	90 days	to 1 year
Current Assets	Th$	Th$	Th$	Th$	Th$	Th$
Cash and cash Equivalents	16,757,549	—	6,997,300	—	3,949,865	—
CLP	7,023,732	—	2,335,256	—	1,478,300	—
USD	3,443,325	—	478,730	—	1,264,730	—
CAD	657,698	—	297,819	—	86,389	—
EUR	1,480,906	—	457,582	—	242,121	—
GBP	1,800,515	—	1,402,684	—	669,730	—
SEK	432,970	—	534,621	—	32,620	—
NOK	653,596	—	982,160	—	18,192	—
ARS	307,060	—	349,211	—	8,742	—
BRL	957,747	—	159,237	—	149,041	—
Other current financial assets	10,721,894	-	10,903,083	—	5,126,520	—
CLP	1,036,619	—	529,587	—	2,446,871	—
USD	2,827,766	—	5,889,081	—	2,679,649	—
CAD	616,700	—	405,415	—	—	—
EUR	3,655,601	—	3,205,350	—	—	—
UF	88,888	—	—	—	—	—
GBP	2,126,511	—	482,519	—	—	—
SEK	109,307	—	149,987	—	—	—
NOK	25,208	—	50,072	—	—	—
BRL	235,294	—	191,072	—	—	—

Other non-financial current assets	82,500	—	—	—	—	—
CLP	82,500	—	—	—	—	—

Trade receivables and other accounts receivables	108,358,712	—	99,524,546	3,456,682	110,532,628	—
CLP	20,151,585	—	23,333,232	307,892	18,413,222	—
USD	33,011,452	—	27,280,265	2,867,926	40,778,544	—
CAD	2,933,259	—	2,423,301	203,943	2,936,380	—
EUR	7,858,958	—	7,574,903	73,923	16,376,514	—
UF	79,676	—	192,493	2,998	131,603	—
GBP	23,191,515	—	23,620,329	—	28,530,391	—
SEK	4,549,891	—	4,386,547	—	—	—
NOK	1,111,120	—	1,110,054	—	—	—
ARS	6,159,719	—	5,828,741	—	2,835,841	—
BRL	9,311,537	—	3,774,681	—	530,133	—

Account receivable from related entities, current	609,117	—	220,820	—	240,155	—
CLP	609,117	—	220,820	—	240,155	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

	12/31/2010		12/31/2009		01/01/2009
	Up to	From 91 days	Up to	From 91 days	Up to	From 91 days
	90 days	to 1 year	90 days	to 1 year	90 days	to 1 year
Current assets	Th$	Th$	Th$	Th$	Th$	Th$
Inventories	107,233,780	—	118,196,897	—	111,600,565	—
CLP	24,493,476	—	102,431,787	—	98,117,458	—
EUR	65,554,740	—	303,981	—	303,981	—
GBP	271,919	—	3,830,954	—	3,830,954	—
SEK	3,635,027	—	541,027	—	541,027	—
NOK	577,441	—	—	—	—	—
ARS	6,798,624	—	8,448,766	—	8,448,766	—
BRL	5,902,553	—	1,778,775	—	358,379	—

Biological assets, current	10,944,784	—	10,368,684	—	12,822,074	—
CLP	9,664,955	—	10,360,615	—	8,211,356	—
USD	1,279,829	—	8,069	—	139,940	—
UF	—	—	—	—	2,848,523	—
SEK	—	—	—	—	3,155	—
ARS	—	—	—	—	1,619,100	—

Prepayments, current	4,616,263	—	3,703,965	—	3,380,234	—
CLP	1,416,139	—	—	—	3,380,234	—
USD	579,595	—	117,202	—	—	—
EUR	2,564,317	—	—	—	—	—
UF	21,700	—	2,352,982	—	—	—
GBP	31,532	—	—	—	—	—
SEK	2,980	—	21,545	—	—	—
NOK	—	—	920	—	—	—
ARS	—	—	1,211,316	—	—	—

Current tax assets	14,853,251	—	12,657,009	—	15,381,635	—
CLP	5,745,786	—	4,284,154	—	8,843,810	—
USD	3,847,340	—	3,842,598	—	897,564	—
EUR	62,697	—	33,984	—	—	—
UF	48,706	—	—	—	—	—
GBP	967,965	—	797,764	—	1,622,498	—
SEK	86,394	—	—	—	4,429	—
ARS	3,549,997	—	3,694,055	—	4,013,334	—
BRL	544,366	—	4,454	—	—	—

Other assets, current	—	—	—	—	—	—
USD	—	—	—	—	4,418	—
UF	—	—	—	—	(4,418)	—

Total current	274,177,850	—	262,572,304	3,456,682	263,033,676	—
CLP	70,223,909	—	143,495,451	307,892	141,131,406	—
USD	44,989,307	—	38,477,552	2,867,926	45,764,845	—
CAD	4,207,657	—	3,126,535	203,943	3,022,769	—
EUR	81,177,219	—	11,575,800	73,923	16,922,616	—
UF	238,970	—	2,545,475	2,998	2,975,708	—
GBP	28,389,957	—	30,134,250	—	34,653,573	—
SEK	8,816,569	—	5,633,727	—	581,231	—
NOK	2,367,365	—	2,143,206	—	18,192	—
ARS	16,815,400	—	19,532,089	—	16,925,783	—
BRL	16,951,497	—	5,908,219	—	1,037,553	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

	12/31/2010		12/31/2009		01/01/2009
	Up to 90 days	From 91 days	Up to 90 days	From 91 days	Up to 90 days	From 91 days
		to 1 year		to 1 year		to 1 year
Non-current assets	Th$	Th$	Th$	Th$	Th$	Th$
Other non-financial non-currents assets	2,442,581	—	2,779,252	—	3,244,011	—
CLP	2,442,581	—	2,779,252	—	3,244,011	—

Investments in associates recorded using the equity method	9,627,465	—	9,626,139	—	9,121,449	—
CLP	9,627,465	—	9,626,139	—	9,121,449	—

Intangible assets, net	8,863,353	—	8,379,752	—	8,417,493	—
CLP	8,863,353	—	8,379,752	—	8,417,493	—

Goodwill	—	—	—	—	—	—
CLP	—	—	—	—	—	—
Property, plant and equipment	225,070,491	—	229,469,990	—	226,652,653	—
CLP	199,059,654	—	207,893,341	—	199,141,225	—
USD	26,010,837	—	21,576,649	—	27,438,353	—
GBP	—	—	—	—	47,680	—
BRL	—	—	—	—	25,395	—

Non-current biologic asset	53,672,218	—	52,529,942	—	50,621,435	—
CLP	53,672,218	—	52,529,942	—	50,621,435	—

Deferred tax assets	5,295,823	—	4,015,976	—	3,376,166	—
CLP	4,274,262	—	3,389,936	—	2,609,149	—
USD	75,792	—	—	—	—	—
SEK	—	—	131,338	—	—	—
ARS	945,769	—	494,702	—	767,017	—

Other non-current	5,765,933	—	3,943,612	—	—	—
CLP	—	—	—	—	—	—
USD	1,754,407	—	167,848	—	—	—
CAD	369,941	—	294,233	—	—	—
EUR	3,584,960	—	3,444,055	—	—	—
GBP	56,625	—	—	—	—	—
BRL	—	—	37,476	—	—	—

Total non-current	310,737,864	—	310,744,663	—	301,433,207	—
CLP	277,939,533	—	284,598,362	—	273,154,763	—
USD	27,841,036	—	21,744,497	—	27,438,353	—
CAD	369,941	—	294,233	—	—	—
EUR	3,584,960	—	3,444,055	—	—	—
UF	—	—	—	—	—	—
GBP	56,625	—	—	—	47,680	—
SEK	—	—	131,338	—	—	—
NOK	—	—	—	—	—	—
ARS	945,769	—	494,702	—	767,017	—
BRL	—	—	37,476	—	25,395	—
CHF	—	—	—	—	—	—

Total assets	584,915,714	—	573,316,967	3,456,682	564,466,883	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

		12/31/2010		12/31/2009		01/01/2009
		Up to	From 91 days	Up to	From 91 days	Up to	From 91 days
		90 days	to 1 year	90 days	to 1 year	90 days	to 1 year
Current liabilities		Th$	Th$	Th$	Th$	Th$	Th$
Other current financial liabilities

Bank loans		6,957,216	23,774,998	9,797,697	27,093,352	15,032,349	60,037,124
	CLP	—	—	—	8,809,308	2,366,360	22,989,479
	USD	1,288,171	19,551,645	6,888,130	7,863,536	9,216,673	22,496,986
	CAD	299,019	—	79,237	—	—	—
	EUR	672,568	—	785,329	—	265,444	2,205,810
	UF	1,590,297	1,262,091	785,012	7,906,714	165,796	10,060,129
	GBP	1,933,262	—	178,843	—	—	—
	SEK	62,366	—	49,550	—	—	—
	NOK	18,068	—	7,146	—	—	—
	ARS	664,822	1,541,721	803,744	2,513,794	3,018,076	2,284,720
	BRL	428,643	1,419,541	220,706	—	—	—

Trade, creditors and other accounts payable current		56,675,343	—	63,816,895	—	62,897,932	—
	CLP	41,360,701	—	48,788,450	—	39,011,997	—
	USD	1,322,302	—	760,111	—	2,707,986	—
	CAD	390,590	—	31,949	—	153,442	—
	EUR	961,994	—	275,197	—	1,462,426	—
	UF	161,668	—	—	—	3,936,717	—
	GBP	3,251,775	—	4,171,200	—	9,483,079	—
	SEK	269,768	—	560,071	—	9,238	—
	NOK	150,673	—	85,926	—	—	—
	ARS	5,407,939	—	4,288,489	—	5,211,728	—
	BRL	3,397,933	—	4,855,502	—	921,319	—

Accounts payable to related entities, current		2,876,996	—	2,479,224	—	3,620,684	—
	CLP	2,876,996	—	2,479,224	—	3,620,684	—

Provisions, current		14,687,986	—	18,621,917	—	21,530,839	—
	CLP	2,154,182	—	104,285	—	3,250,558	—
	USD	4,996,407	—	867,412	—	2,881,362	—
	CAD	455,086	—	4,997,766	—	1,444,674	—
	EUR	455,086	—	9,708,115	—	3,925,957	—
	UF	(162,882)	—	3,008,319	—	383,835	—
	GBP	6,476,269	—	144,590	—	8,889,841	—
	SEK	269,310	—	—	—	—	—
	NOK	44,528	—	—	—	—	—
	ARS	—	—	—	—	747,124	—
	BRL	—	—	—	—	7,488	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

		12/31/2010		12/31/2009		01/01/2009
		Up to	From 91 days	Up to	From 91 days	Up to	From 91 days
		90 days	to 1 year	90 days	to 1 year	90 days	to 1 year
Current liabilities		Th$	Th$	Th$	Th$	Th$	Th$
Accounts payable due to tax payables current		18,022,445	—	11,154,271	—	8,539,379	—
	CLP	11,364,783	—	10,865,589	—	8,295,243	—
	USD	1,252,018	—	—	—	—	—
	CAD	1,014,383	—	—	—	—	—
	EUR	136,458	—	—	—	—	—
	UF	6,454	—	—	—	—	—
	GBP	218,012	—	183,394	—	147,025	—
	SEK	2,025,847	—	—	—	—	—
	NOK	1,164,494	—	—	—	—	—
	ARS	—	—	—	—	97,111	—
	BRL	839,996	—	105,288	—	—	—

Deferred taxes		7,289	—	12,694	—	—	—
	ARS	7,289	—	12,694	—	—	—

Accumulated liabilities or accrued, total		9,917,400	—	7,567,539	—	8,063,787	—
	CLP	9,627,132	—	7,567,539	—	7,150,147	—
	USD	220,712	—	—	—	885,182	—
	EUR	—	—	—	—	15,543	—
	ARS	—	—	—	—	12,915	—
	BRL	69,556	—	—	—	—	—

Total current liabilities		109,144,675	23,774,998	113,450,237	27,093,352	119,684,970	60,037,124
	CLP	67,383,794	—	69,596,517	8,809,308	63,694,989	22,989,479
	USD	9,079,610	19,551,645	8,515,653	7,863,536	15,691,203	22,496,986
	CAD	2,159,078	—	5,108,952	—	1,598,116	—
	EUR	2,226,106	—	10,768,641	—	5,669,370	2,205,810
	UF	1,595,537	1,262,091	3,793,331	7,906,714	4,486,348	10,060,129
	GBP	11,879,318	—	4,678,027	—	18,519,945	—
	SEK	2,627,291	—	609,621	—	9,238	—
	NOK	1,377,763	—	93,072	—	—	—
	ARS	6,080,050	1,541,721	5,104,927	2,513,794	9,086,954	2,284,720
	BRL	4,736,128	1,419,541	5,181,496	—	928,807	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

	12/31/2010			12/31/2009			01/01/2009
	1 to 3 years	3 to 5 years	More than 5 years	1 to 3 years	3 to 5 years	More than 5 years	1 to 3 years	3 to 5 years	More than 5 years
Current liabilities	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$
Loans which accrue interest, non-current	18,406,974	5,048,365	26,503,915	26,452,677	6,753,296	29,566,418	28,568,210	9,630,104	31,547,896
CLP	—	—	—	27,035	—	—	1,134,521	—	—
USD	9,190,993	—	—	17,494,950	1,825,560	—	11,738,075	4,582,440	—
CAD	146,799	—	—	44,675	—	—	—	—	—
EUR	—	—	—	727,251	—	—	—	—	—
UF	5,048,365	5,048,365	26,503,915	4,298,866	4,927,736	29,566,418	12,556,064	5,047,664	31,547,896
GBP	617,596	—	—	2,891,440	—	—	—	—	—
ARS	3,403,221	—	—	968,460	—	—	3,139,550	—	—

Trade creditors and other accounts payable non-current	2,137,049	—	—	2,211,541	—	—	2,005,280	388,695	—
CLP	—	—	—	—	—	—	1,259,454	—	—
UF	2,137,049	—	—	2,211,541	—	—	95,853	—	—
ARS	—	—	—	—	—	—	649,973	388,695	—

Accounts payable to related entities non-current	1,452,471	—	—	1,664,255	—	—	742,465	377,822	826,953
UF	1,452,471	—	—	1,664,255	—	—	—	—	—

Deferred tax liabilities	1,850,812	5,330,231	18,749,056	15,618,791	13,811	9,370,430	13,822,249	12,588	9,390,594
CLP	1,850,812	5,330,231	18,749,056	15,618,791	13,811	9,370,430	13,822,249	12,588	9,390,594

Severance indemnity obligations non-current	—	1,841,740	—	—	1,606,683	—	—	1,582,919	—
CL	—	1,841,740	—	—	1,606,683	—	—	1,582,919	—

Total non-current liabilities	23,847,306	12,220,336	45,252,971	45,947,266	8,373,790	38,936,848	45,138,204	11,992,128	41,765,443
CLP	1,850,812	7,171,971	18,749,056	15,645,828	1,620,494	9,370,430	16,958,689	1,973,329	10,217,547
USD	9,190,993	—	—	17,494,950	1,825,560	—	11,738,075	4,582,440	—
CAD	146,799	—	—	44,675	—	—	—	—	—
EUR	—	—	—	727,251	—	—	—	—	—
UF	8,637,885	5,048,365	26,503,915	8,174,662	4,927,736	29,566,418	12,651,917	5,047,664	31,547,896
GBP	617,596	—	—	2,891,440	—	—	—	—	—
SEK	—	—	—	—	—	—	—	—	—
NOK	—	—	—	—	—	—	—	—	—
ARS	3,403,221	—	—	968,460	—	—	3,789,523	388,695	—
BRL	—	—	—	—	—	—	—	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 28. OPERATION SEGMENTS

Viña Concha y Toro S.A. centers its operations in the wine activity with a special approach in the production and merchandising of wine, which represents more than 90% of the Company’s income at the consolidated level. Viña Concha y Toro S.A. performs other businesses which represent in the aggregate less than 10% of its consolidated income, which will be defined as “Other products”.

The operation segments determined based on the aforementioned paragraph is detailed as follows:

-
Wines: Production, distribution and merchandising of wines under all its brands, which include the agricultural operations, enology and packing operations which are transversal to all products and markets in Chile and Argentina; the storage, transportation and merchandising of these in the domestic and export markets, including the consolidation in those countries where exist an importer, dealer or related commercial office.

-
Others: Group of other products which do not qualify with 10% of sales, assets or operating result as the liquor distribution and premium beers in Chile, wine bar, tours in Pirque and sale of fruit, among others.

Directors and the General Manager for Viña Concha y Toro S.A. are responsible to make decisions with respect to the management and assignment of resources. They are also responsible of the performance evaluation for the operation segment of wine and other products described above.

a)	Basis and application methodology

The information by segments presented below is based on information assigned directly and indirectly, as per the following opening:

The operating income of segments correspond to income directly attributable to the segment. The expenses of each segment break down between those directly attributable to each segment through the assignation of costs centers differentiated for each one and expenses which can be distributed to segments using reasonable distribution basis.

Assets and liabilities of segments are those directly related to the segments operation.

The transactions between segments are performed under the regular terms and conditions of the market. The accounting policies used for segments are those described in Note 2.3 Financial Information by operating segments.

b)	Information by segments as of December 31, 2010:

a) General information on income, assets and liabilities	Wines Th$	Other Th$	Non-assigned Th$	Total Th$
Income from ordinary activities of external customers segment	348,107,447	25,542,004	369,094	374,018,545
Depreciation included in costs of sale and administrative expenses	13,916,356	12,709	—	13,929,065
Profit (loss) of segments	38,009,297	3,540,190	369,094	41,918,580
Segments assets	558,978,293	8,843,764	16,746,887	584,568,944
Segments liabilities	49,006,928	996,550	534,565,466	584,568,944

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

Ordinary incomes from segments are presented by geographic location.

b) Ordinary incomes of external customers by geographic areas	Wines Th$	Other Th$	Non-assigned Th$	Total Th$
Chile	58,547,512	25,542,004	369,094	84,458,610
Europe	147,186,160	—	—	147,186,160
U.S.A.	35,224,387	—	—	35,224,387
South America	45,216,208	—	—	45,216,208
Asia	20,301,083	—	—	20,301,083
Canada	14,714,329	—	—	14,714,329
Central America	21,313,028	—	—	21,313,028
Other	2,351,294	—	—	2,351,294
Africa	3,253,447	—	—	3,253,447
Total	348,107,447	25,542,004	369,094	374,018,545

Non-current assets are presented by geographic location:

c) Ordinary assets of external customers by geographic areas	Wines Th$	Other Th$	Non-assigned Th$	Total Th$
Chile	289,026,892	435,901	—	289,462,793
Argentina	20,931,219	—	—	20,931,219
England	72,395	—	—	72,395
Sweden	10,697	—	—	10,697
Norway	509	—	—	509
Brazil	183,626	—	—	183,626
Asia	83,487	—	—	83,487
Total	310,308,825	435,901	—	310,744,726

d) Interest, taxes and non-current assets	Wines Th$	Other Th$	Non-assigned Th$	Total Th$
Financial income	724,007	—	—	724,007
Financial expense	—	—	3,149,276	3,149,276
Income tax	—	—	9,722,728	9,722,728
Amounts of additions of non-current assets	17,889,894	11,371	—	17,901,265
Total	18,613,901	11,371	12,872,004	31,497,276

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

c)	Information by segments as of December 31, 2009

a) General information on incomes, assets and liabilities	Wines Th$	Other Th$	Non- assigned Th$	Total Th$
Income from ordinary activities of external customers segment	333,343,877	20,250,861	824,167	354,418,905

Depreciation included in costs of sale and administrative expenses	14,298,640	4,084	—	14,302,724
Profit (loss) of segments	41,433,772	3,020,107	824,167	45,278,046
Segments assets	561,473,926	8,302,424	6,997,300	576,773,649
Segments liabilities	62,128,818	1,340,073	513,304,758	576,773,649

Ordinary incomes from segments are presented by geographic location.

b) Ordinary incomes of external customers by geographic areas	Wines Th$	Other Th$	Non- assigned Th$	Total Th$
Chile	52,517,986	20,250,861	824,167	73,593,014
Europe	152,186,953	—	—	152,186,953
U.S.A.	38,457,144	—	—	38,457,144
South America	35,910,896	—	—	35,910,896
Asia	17,906,476	—	—	17,906,476
Canada	12,626,759	—	—	12,626,759
Central America	18,962,658	—	—	18,962,658
Other	1,989,073	—	—	1,989,073
Africa	2,785,933	—	—	2,785,933
Total	333,343,877	20,250,861	824,167	354,418,905

Non-current assets are presented by geographic location:

c) Ordinary assets of external customers bye geographic areas	Wines Th$	Other Th$	Non- assigned Th$	Total Th$
Chile	286,236,938	525,141	—	286,762,079
Argentina	23,733,666	—	—	23,733,666
England	56,395	—	—	56,395
Sweden	152,883	—	—	152,883
Brazil	39,641	—	—	39,641

Total	310,219,522	525,141	—	310,744,663

d) Interests, taxes and non-current assets	Wines Th$	Other Th$	Non- assigned Th$	Total Th$
Financial expense	—	—	5,594,142	5,594,142
Income tax	—	—	9,599,971	9,599,971
Amounts of additions in assets and liabilities	26,933,826	1,054	—	26,934,880

Total	26,933,826	1,054	15,194,113	42,128,993

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 29. ORDINARY INCOME

Classes of Ordinary Income

	12-31-2010	12-31-2009
Classes of Ordinary Incomes	Th$	Th$
Sale of goods	372,486,788	352,721,450
Lending of services	1,531,757	1,697,456
Total	374,018,545	354,418,905

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 30. COSTS AND EXPENSES BY NATURE

Costs and expenses by nature as of December 31, 2010 are disclosed as follows.

Nature of cost and operating expenses	Cost of Sale Th$	Distribution Cost Th$	Administrative expense Th$	Other expenses by function Th$	Total Th$
Direct cost	236,295,058	—	—	—	236,295,058
Maintenance	286,222	3,176,573	2,624,377	—	6,087,172
Depreciations and amortizations	439,095	1,438,406	629,261	—	2,506,762
Power	198,553	719,459	33,200	—	951,212
Transportation and distribution	426,876	9,151,547	161,346	—	9,739,769
Remunerations	2,057,177	14,452,667	13,028,678	—	29,538,522
Advertising and promotions	230,670	34,176,365	31,207	—	34,438,242
Leases	1,608,497	1,449,509	480,753	—	3,538,759
Other expenses	233,716	3,691,564	1,861,804	747,463	6,534,547
Total	241,775,864	68,256,090	18,850,626	747,463	329,630,043

The costs distribution and expenses by nature as of December 31, 2009 are disclosed as follows:

Nature of cost and operating expenses	Cost of Sale Th$	Distribution Cost Th$	Administrative expense Th$	Other expenses by function Th$	Total Th$
Direct cost	215,900,388	—	—	—	215,900,388
Maintenance	1,190,801	2,768,575	2,242,252	—	6,201,628
Depreciations and amortizations	424,824	1,016,337	607,783	—	2,048,944
Power	158,076	562,482	25,674	—	746,232
Transportation and distribution	842,426	20,894,343	197,683	—	21,934,452
Remunerations	1,921,786	12,053,061	13,426,816	—	27,401,663
Advertising and promotions	273,889	24,779,549	636,169	—	25,689,607
Leases	388,963	1,538,248	241,662	—	2,168,873
Other expenses	2,342,790	2,195,399	1,296,287	460,452	6,294,928
Total	223,443,943	65,807,994	18,674,326	460,452	308,386,715

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 31. FINANCIAL RESULTS

The financial result as of December 31, 2010 and 2009 is disclosed as follows.

Financial expenses	2010 Th$	2009 Th$

Banco loans expenses	(830,783)	(2,672,348)
Public obligations expenses	(1,625,423)	(1,760,223)
Other financial expenses	(121,920)	(273,104)
Financial expenses, related entities	(975,889)	(1,655,128)
Activated financial expenses	404,739	766,661
Total	(3,149,276)	(5,594,142)

Financial income	2010 Th$	2009 Th$

Investments incomes	120,130	29,411
Swap incomes	128,244	603,030
Other financial income	39,633	22,907
Financial income, related entities	52,257	79,393
Total	340,264	734,741

Income by adjustment units	2010 Th$	2009 Th$

Obligations with the public	(891,515)	1,236,481
Banco loans	(1,499)	524,918
Other	26,507	188,868
Total	(866,507)	1,950,267

Exchange difference	2010 Th$	2009 Th$

Exchange difference in trade debtors	(4,442,060)	(10,033,285)
Exchange difference in related entities	(2,438,575)	(3,365,329)
Exchange difference in advertising contributions	934,000	2,308,680
Exchange difference in derivatives	12,780,968	19,522,393
Exchange difference in Banco loans	1,904,338	1,372,886
Other exchange differences	318,461	1,032,070
Total	9,057,132	10,837,415

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 32. THE ENVIRONMENT

32.1	Information to be disclosed on disbursements related to the environment

The Company is committed to protect the environment. Consequently, each executive and operator is committed to perform their operations and to provide their services taking due care in minimizing, as long as possible and reasonable, an impact in the environment and to always comply with the related legislation in force. Likewise, persons involved with this Code, which hold information of any event or activity related to the Company, which have a pollutant effect or have a harmful effect on the environment or imply an eventual infringement of the regulation applicable, will inform the Company’s competent administrative area as soon as possible.

When legally applicable or considered necessary or correct, the Company will report this situation to its shareholders, the regulatory entities and the public in general, completely and truthful, thus, complying with requirements established by law on this matter.

32.2	Detail of information on disbursements related to the environment

As of December 31, 2010, the net balance of assets destined to improve the environment amounted to Th$2,528,138, which is represented in items as Construction and works of infrastructure and Machinery and equipment. As of December 31, 2009, this balance amounted to Th$ 2,672,145, which was represented in items as Construction and works of infrastructure and Machinery and equipment.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

32.3	Disbursements of the period related to the environment performed as of December 31, 2010

	Identification of the Parent or Subsidiary	Name of the project to which the disbursement is associated	Detail of the concept for which the disbursement was performed or will be performed	Indication if the disbursement forms part of the asset’s cost or was indicated as expense	Description of the asset or expense item	Disbursement amount Th$	Certain or estimate date in which the future disbursements will be performed
1	Concha y Toro	Water treatment	Maintenance an supplies, water treatment plants	Indicated as expense	Expenses in oenology warehouses and water treatment	737,522	There is no estimate
	Total disbursements for the period related with the environment					737,522

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 33. GUARANTEE COMMITTED WITH THIRD PARTIES

33.1	Direct Guarantee

	Debtor			Assets involved		Balances payable pending as of the closing date of financial statements			Guarantee release
Guarantee creditor	Name	Relationship	Type of guarantee	Type	Accounting value	12-31-2010 Th$	12-31-2009 Th$	01-01-2009 Th$	12-31-2011	Act.	12-31-2012	Act.	12-31- 2013	Act.
Agrícola Siemel Ltda.	Viña Concha y Toro	—	Mortgage	Land (1)	—	—	—	1,640,987	—	—	—	—	—	—
BBVA	Viña Concha y Toro	—	Promissory Note	—	—	—	—	374,686	—	—	—	—	—	—
SECURITY	Viña Concha y Toro	—	Letter	—	—	—	—	3,437	—	—	—	—	—	—
SECURITY	Viña Concha y Toro	—	Letter	—	—	—	—	4,294	—	—	—	—	—	—
SECURITY	Viña Concha y Toro	—	Letter	—	—	—	—	15,753	—	—	—	—	—	—
Cooperativa Curico	Viña Concha y Toro	—	Mortgage	Land (2)	—	—	1,943,312	—	—	—	—	—	—	—

(1)	Correspond to a land located in Curicó, 8,793,825 sq. meters.

(2)	Correspond to a land located in commune of Pudahuel, corresponding to Lot Number Two.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

33.2	Indirect guarantee

						Balances payable pending as of the
	Debtor			Assets involved		closing date of financial statements			Guarantee release
Guarantee creditor	Name	Relationship	Type of guarantee	Type	Accounting value	12-31-2010 Th$	12-31-2009 Th$	01-01-2009 TH$	12-31-2011	Act	12-31-2012	Act.	12-31-2013	Act.
Banco Santander Santiago	Concha y Toro UK	Subsidiary	Guarantor	—	—	2,884,040	1,935,098	2,020,194	—	—	—	—	—	—
Banco Chile	Viña Concha y Toro	Subsidiary	Guarantor	—	—	92,275	94,470	—	—	—	—	—	—	—
Banco Chile	Viña Concha y Toro	Subsidiary	Guarantor	—	—	954,120	1,044,600	—	—	—	—	—	—	—
Banco Chile	Viña Concha y Toro	Subsidiary	Guarantor	—	—	0	1,044,600	—	—	—	—	—	—	—
Banco Chile	Viña Concha y Toro	Subsidiary	Guarantor	—	—	21,508	26,986	—	—	—	—	—	—	—
Banco BBVA	Trivento Bod. y Viñ.	Subsidiary	Guarantor	—	—	2,478,113	2,914,156	—	—	—	—	—	—	—
Banco BBVA	Trivento Bod. y Viñ.	Subsidiary	Guarantor	—	—	0	616,403	636,450	—	—	—	—	—	—
Banco BBVA	Trivento Bod. y Viñ.	Subsidiary	Guarantor	—	—	1,216,826	1,651,080	1,272,900	—	—	—	—	—	—
Banco Santander Santiago	Trivento Bod. y Viñ.	Subsidiary	Guarantor	—	—	1,230,866	1,382,188	1,909,350	—	—	—	—	—	—
Banco BBVA	Trivento Bod. y Viñ.	Subsidiary	Guarantor	—	—	—	—	3,341,363	—	—	—	—	—	—
Banco Santander Santiago	Trivento Bod. y Viñ.	Subsidiary	Guarantor	—	—	1,418,070	—	1,678,637	—	—	—	—	—	—
Banco BBVA	Trivento Bod. y Viñ.	Subsidiary	Guarantor	—	—	—	—	1,598,397	—	—	—	—	—	—
Banco BBVA	Trivento Bod. y Viñ.	Subsidiary	Guarantor	—	—	—	—	1,011,956	—	—	—	—	—	—
Banco BBVA	Trivento Bod. y Viñ.	Subsidiary	Guarantor	—	—	—	—	3,182,250	—	—	—	—	—	—
Banco BBVA	Trivento Bod. y Viñ.	Subsidiary	Guarantor	—	—	—	—	2,020,092	—	—	—	—	—	—
Banco BBVA	Trivento Bod. y Viñ.	Subsidiary	Guarantor	—	—	—	—	332,657	—	—	—	—	—	—
Banco Santander Santiago	Trivento Bod. y Viñ.	Subsidiary	Guarantor	—	—	702,015	—	—	—	—	—	—	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 34. CONTINGENCIES, RESTRICTIONS AND LAWSUITS

1)       Wines Contract: The Company has long-term contracts for the acquisition of grape and wines, which have different maturities. The last of these contracts has its maturity in 2017. The estimated amount of these contracts is approximately of Th$ 8,059,535.

2)       Restrictions and Limits for issuance of Public offer Bonds.

The restrictions or limits to which the Company is subject have its origin in the covenants associated to the issuance of public offer bonds whose detail is as follows:

a)
To maintain assets free of encumbrances or prohibitions for an amount equivalent to at least less than 1.5 times the total amount of bonds placed in force performed with charge to the line agreed in the Contract. This obligation will be required in the Financial Statements closing date only.

b)	The Issuer is obligated to not to sell, yield or transfer Essential Assets which jeopardize the continuity of its current business.
c)
To send to the Representative of Bonds Holder, together with the quarterly information indicated in the bonuses issuance contract, all information on any decrease of it ownership in the capital of its significant subsidiaries, higher than ten per cent of this capital as well as any reduction which means to lose the subsidiary control, within the five following working days after performed the transaction.

d)	To maintain an Indebtedness Ratio not higher than 1.4 times;
e)	To always maintain, during the life of the current Bonds issuance a minimum equity of U.F 5,000,000;
f)
To always maintain a Financial Expenses Hedging Ratio in a minimum of 2.5 times. The Financial Expenses Hedging Ratio must be calculated on the twelve-month period prior to the UESR date (Uniform Encoded Statistical Record);

g)
Not to make investments in instruments issued by related persons, neither grants borrowings to these, or to perform other operations, in conditions that were more adverse to the Issuer in relation to those in force at the market, as indicated in article 89 of the Corporate Companies Laws. Likewise, the Issuer will look after that its subsidiaries are adjusted to this restriction. For the purposes of this clause, the term related persons will be all those indicated in article 100 of Law 18,045;

h)
To perform the provisions for all adverse contingency which may adversely affect its businesses, its financial position or its operating results, which must be indicated in the Issuer’s Financial Statements , if applicable, pursuant IFRS criterion. The Issuer will look after that its subsidiary companies are adjusted to the same condition;

i)
To contract and maintain insurances which reasonably protect the Issuer’s operating assets, as per the usual industry practices in which the Issuer operates. Likewise, the Issuer will look after that its subsidiaries companies were adjusted to the same conditions; and,

j)
The Issuer and any of its subsidiaries are not allowed to perform voluntary prepayments of any existent obligation, in the event that the Issuer were in default or simple delay in the full and timely payment of the Bonuses herein indicated.- The information which support the compliance with the subjects indicated in a) to j) of this numeral and the calculations performed which validate its compliance, must be subscribed by the Issuer’s Manager of Administration and Finance or his/her representative and, on an annual basis by its External Auditors, if applicable, and should be remitted to the Bonds Holder Representative through certified mail or letter with a reception stamp within the term of five working days from the fact occurrence date, unless, this relate to information which should be delivered to the Superintendence of Securities and Insurance, in whose case must be sent in the same term in which these are delivered to the aforementioned Superintendence. In the case that information sent to the Bonds Holder Representative in conformity to this number Two is qualified as confidential, this Bonds Holder Representative must maintain strict reserve of this information with respect to third parties.-

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

-Acceleration Causal

a)	If the Issuer falls into default or simple delay in the payment of any installment of Bonuses in both the principal and interests.
b)
If any statement performed by the Issuer on instruments granted or subscribed on the occasion of the obligation of information derived from this Contract, ere or resulted to be deceitfully incomplete or false.

c)
If the Issuer transgressed one single and any of the obligations acquired by virtue of the bonuses issuance contract, numeral two of clause on “Protection Rules to Bonds Holders “ and not repaired this transgression within the 30 days following to the date in which was requested for these effects in writing by the Bonuses Holder Representative by means of certified mail.

d)
If the Issuer violate any of the obligations acquired in virtue of the bonuses issuance contract, numeral 4 of clause on “Protection Rules to Bonuses Holders” and not repaired this fault within the 60 days following to the date in which was requested for these effects in writing by the Bonuses Holder Representative by means of certified mail.

e)	If the Issuer violate any of the obligations acquired in virtue of clause 7 of the Contract and in the complementary deeds which subscribe pursuant to number 4 of the aforementioned clause.
f)
If the Issuer or any of its significant subsidiaries incurred in payments cease or recognize in writing the impossibility to pay its debts, or perform a general cession or abandonment of goods in benefit of its creditors or request its own Bancoruptcy.

g)
If the Issuer or any significant subsidiary fall into default or simple delay in the payment of any amount owed to Bancos or to any other creditor, from one or more overdue obligations or obligations required in advance that, individually, exceeds the equivalent to UF 100,000 as of the date of its related calculation, and the Issuer or significant subsidiary, depending on the case, do not repair this fault within the 30 consecutive days following to the default date or the date of simple payment delay and/or as of the payment date of this obligation if not expressly postponed.

h)	If any obligation of the Issuer or of any significant subsidiary were payable in advance, provided that this is not a regular prepayment, normally foreseen before the stipulated maturity.
i)
If in the future the Issuer or any of its subsidiaries grant actual guarantees to new bonuses issuances or to any financial credit, cash credit operation or other credits, except those specified in the issuance contract.

j)
If any governmental authority decree any measure to indent, confiscate, impose an embargo, expropriate, arrogate of, or take custody or control of all or significant part of the Issuer’s assets or of a any significant subsidiary.

k)	In case of dissolution or liquidation of the Issuer, or in case of diminution of its term to a period lower than the final amortization and Bonuses payment term corresponding to this contract;
l)	If the Issuer or any significant subsidiary is declared in Bancoruptcy by processed legal sentence; and,
m)
If the Issuer sell, cede or transfer Essential Assets, defined in clause first of this Contract, except in case of contributions or transfers of Essential Assets to subsidiaries companies, unless previous authorization and in writing from the Bonuses Holder Representative.

As of December 31, 2010 the Company fully complies with the aforementioned covenants.

3)	Restrictions and limitations for Negotiable Instruments Issuance.

The restrictions or limitations to which the Company is subject are originated in the Protection Rules to Negotiable Instruments Holders, whose detail is as follows:

a)
Limitation of liquidity indexes and/or indebtedness ratios: As long as in force issuances of Negotiable Instruments placed with charge to the Line, the Issuer is liable to the following: Beginning on the financial statements as of September 30 , 2008, to always maintain, during the life of the present issuance of Line of Negotiable Instruments, the following financial ratios: a) An Indebtedness Ratio not higher than 1.4 times; b) and Equity not lower than UF 5.000.000; and c) a Financial Expenses Hedging Ratio not lower than 2.5 times, which must be calculated on the twelve- months period prior to the financial statements date.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

b)
Obligations, Limitations and Prohibitions: As long as in force issuances of Negotiable Instruments placed with charge to the Line, the Issuer is liable to the following obligations, limitations and prohibitions, notwithstanding that those applicable pursuant the general regulations of the related law:

-The Issuer is liable to look after that the operations performed with its subsidiaries or other related persons, are performed in equal conditions, similar to those normally prevailing in the market. With respect to the concept, “related persons “, will apply the definition included in article 100 of Law 18,045.

-The Issuer must comply with the laws, regulations and other legal dispositions applicable, including in such compliance, with no limitations to, the timely payment and in form for all taxes, tributes, rates, rights and charges affecting the own Issuer or its movable assets or is estate assets, unless those which were impugned in good faith and in accordance with the legal procedures and/or the related administrative procedures and, provided that, in this case, proper reserves are maintained to cover this contingency, in conformity with the accounting standards generally accepted in Chile.

-To maintain, during the life of the present issuance of Line of Negotiable Instruments, assets free of Restricted Encumbrances which are equivalent to, at least, 1.5 times the total amount of Negotiable Instruments placement in force performed with charge to the Line agreed in this instruments.

-To establish and maintain proper accounting systems based on the accounting principles generally accepted in Chile and instructions of the Superintendence. The Issuer will look after the domestic subsidiaries to ensure that these are adjusted to the aforementioned requirements. –With respect to foreign subsidiaries, these should be adjusted to generally accepted accounting standards used in their own countries and, for its consolidation purposes, applicable adjustments must be done in order to be suitable to the Chilean GAAP. In addition, the Issuer must hire and maintain a prestigious and well known independent external auditors firm for the exam and analysis of its Financial Statements, on which, this audit firm must issue an opinion as of December 31 of each year. Notwithstanding, in case that the Issuer and/or its subsidiaries implement a change in the accounting standards used in its financial statements by the application of the International Financial Reporting Standards (“IFRS”), the Issuer must analyze the possible impacts that these changes could have in the obligations, limitations and prohibitions of the Issuer pursuant this Contract. The Issuer, within a term of 30 working days beginning on the date in which this accounting change was first –time adopted and reflected in the financial statements, will request to a well known audit firm which must be registered in the related Superintendence, to adapt the obligations assumed in this 3.5 clause, as per the new accounting situation. The Issuer must modify this instrument in order to adjust it to that determined by the external audit firm within a term of 20 days after these auditors deliver the related report. The Issuer must communicate the changes made to this instrument through a publication in the newspaper “El Mercurio de Santiago”, no longer than 10 working days following to the date in which the modification deed was performed for this instrument. If as a result of the changes in the accounting standards used by the application of IFRS, a fault is produced with respect to the aforementioned commitments in this 3.5 clause, for the period between the change in the accounting standards by application of IFRS and the date in which the Issuer changed this instrument as indicated before, this fault will be not considered, for all purposes, as an non-compliance on the part of the Issuer to the present instrument in the terms of following 3.5.4 clause.

-To maintain insurances that properly protects its assets, in accordance to the usual practices for industries of the Issuer’s nature. The Issuer will look after its subsidiaries to ensure they are also adjusted to that established in this instrument.

-To maintain, in an ongoing basis, during all the life of the Line of Negotiable Instruments’, the registration of both, Issuer and the Line in the Securities record maintained by the Superintendence; and to comply with duties and obligations derived.

c)
Equal treatment of holders: The Issuer will grant equal treatment, with no privilege or preference, to all and each of the promissory notes holders issued with charge to the present Line of Negotiable Instruments.

d)
The Issuer recognize and accept that any promissory notes holder is able to require the payments of outstanding debts at his/her favor with respect to this promissory note, in case the Issuer does not timely and fully pay to the Negotiable Instruments holders all amounts owed with respect to principal amortizations, adjustments or interests, in the form, term and conditions established for each issuance.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

e)
The Issuer recognize and accept that promissory notes holders are able to require in advance, the full payment of the non-amortized principal and its accrued interests, as if were an overdue obligation, if any of the following events occur:

i.	Should the issuer default or have a simple delay in the payment of any installment of principal or interest of the promissory notes issued with a charge to the commercial paper line;
ii.
Should the issuer or subscriber of any of the relevant subsidiaries do not resolve within a term of thirty business days a default or simple delay in the payment of obligations for a cumulative total sum greater than the sum equivalent to a hundred and fifty thousand UF, and the date of payment of the obligations included in that amount would not have been expressly postponed. This amount will not consider the obligations which (1) were subject to pending litigation or lawsuits for obligations not recognized by the Issuer in its accounting; or (2) correspond to the price of constructions or acquisition of assets the payment of which the Issued would have objected because of defective construction of noncompliance by the constructor or seller of its contractual obligations. For the purposes of this letter ii) the conversion basis will be the exchange rate prevailing at the date of its respective calculation;

iii.
Should any other creditor of the Issuer or of any of its relevant subsidiaries legally collects from it or any of its relevant subsidiaries the full amount of a loan subject to term arrangements, related to having exercised the right to anticipate the maturity of the respective loan due to noncompliance by the Issuer or any of its relevant subsidiaries, contained in the loan agreement, except for the case in which the addition of loans previously collected in accordance with this letter, do not exceed the accumulated amount of a hundred and fifty thousand UF. For the purpose of this number (iii)the basis of conversion will relate to the exchange rate or amount prevailing at the date of the related calculation;

iv.
If the Issuer or any of its relevant subsidiaries were declared in Bancoruptcy or be found in insolvency or it files any statement through which it acknowledges its inability to pay its obligations at the respective expiration dates;

v.
If any statement by the Issuer in the instruments granted or subscribe as a result of its commercial paper line and/or the issuances conducted under it, were found maliciously false or incomplete in any aspect essential to its statement;

vi.
If the lifespan or term of the Company was amended to a date prior to the life of the commercial paper instruments issued with a charge to this line; or if the Company is early dissolved or if it decreases its subscribed and fully paid capital for any reason under terms which do not meet the ration required under number three point five of number one in this instrument; and

vii.
Should the Issuer not comply with any obligation, limitation or prohibition assumed by virtue of that provided in clauses Three point five point one and Three point five point two of this instrument and such breach was maintained without being resolved during two consecutive quarters. That indicated in this number (vii) is without prejudice of that provided in letter d.) of letter above.

As of December 31, 2010 the Company complies with the aforementioned Protection Rules to Negotiable Instruments Holders.

4)   Viña Concha y Toro S.A. has been involved and probably will continue being as plaintiff in certain legal processes through which mainly seeks to perceive the amounts claimed and that have a nominal total amount of approximately Th$ 350,000. With a conservative criterion, provisions have been constituted to cover expected losses derived from some of these legal causes.

5)   The Federal Administration of Public Income (FAPI) or Argentine IRS, through Resolution No. 364/08 dated December 16, 2008 impugned the sworn statement of income tax filed for 2002, and determined the obligation that at their criteria own the subsidiary Bodegas y Viñedos Trivento S.A. (Trivento) with respect to the Income Tax for that year amounting to $1,948,918.44 of Argentinean pesos plus interests amounting to $2,644,682.33 of Argentinean pesos (calculated as of December 12, 2008), and apply a fine amounting to $974,459.22 Argentinean pesos.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

The tax authority based its resolution in the premise that it resulted non- applicable to input as losses of exchange differences derived from borrowings operations of Trivento with Viña Concha y Toro S.A./VCT Internacional S.A., arguing that funds remittances resulting from these operations are considered in nature as capital contributions and not borrowings, even when approved as borrowings by the respective Boards, and Central Bancos of both countries, and recorded as borrowings in the accounting books of all the companies involved.

On February 11, 2009, the resolution of the Argentine IRS was rejected before the Nation Tax Court, through an appeal resource provided in Article 76 of the LPT. In this resource, all defense arguments already presented in the related discharge timely presented was reiterated and extended. These have the duly evidential support. On June 29, 2009, the term granted to the Argentine IRS to respond the resource expired, without being processed, due to this reason and in accordance with the Procedure Rules of TFN, a new summoned was ordered for a period of ten working days which will be notified by the TFN in the next few days. Should the Argentine IRS do not answer this new summoned (which is highly improbable), the Vocal instructor will declare the National Tax in default (Rules Art. 28).

The file was open to evidence, and both parties are currently producing the evidence offered. The accounting expert evidence constitutes the most relevant evidence, and its preparation is in charge of the accountants designed as technical consultants. On December 15, 2010 the evidence expert reported that has been requested an extension of evidence period while waiting for the presentation of the expert designated by the Tax Authority.

Due to the amount claimed by the Argentine IRS for verdict dated June 17, 2009, a precautionary embargo was arranged for properties of Trivento, which finally was unified on a single property (Finca y Bodega de Tres Porteñas –San Martín). As of this date this embargo still in force.

Finally, within the debt determination procedure initiated by the Argentine IRS, with respect to fiscal years 2003 and 2004, and, after the Company’s duly defense presentation held in the administrative site, Trivento was notified on the Argentine IRS resolution N° 322/10 dated December 9, 2010, through which the tax authority determined a debt order amounting to $6,754,563.88, plus interests amounting to $9,175,733.75 and a fine amounting to $4,728,194.72.-

The tax authority based its resolution on the premise that it was not applicable charging tax returns for gains obtained in 2003 and 2004 to prior year losses, which in the Argentine IRS were absorbed in full in the tax return filed in 2002.

On February 1, 2011, the resolution from the Argentine IRS was recurred before the Nation Tax Court, through an appeal resource. In this resource, the lawyers reiterate and extended each defense argument already put forward in the discharge presented in the administrative site, which counts with a duly probatory support. This resource appeal is still under the process carried by the Nation Tax Court.

In the opinion of the Company’s attorneys, both Chilean and Argentinean, Trivento has sound and reasonable arguments to be able to sustain that its sworn affidavit to the profitable 2002, 2003 and 2004, are legally adjusted, and estimate that this opinion will be, finally, accepted by the Argentinean Court and so was reported to both management and the Board of Viña Concha y Toro.

6)    On the occasion of the earthquake which hit a significant portion of the Chilean territory on February 21, 2010, from the total of 11 Company’s warehouses, those located in Peumo, Pencahue, and Lontué, where affected and experienced losses of wine and production capacity. The Company quantified the loss of wine in bulk and finished products in 22.8 millions of liters.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

The Company maintains Insurance Policies of all Risk against earthquakes and its effects for all assets affected, including damages due to disruption.

The recoverable limit for both physical goods and disruption damage reached a total of UF 20,417,917. These insurances contemplate a 2% deductible amount for physical goods on the insured amount by location, with a maximum of UF 10,000 and of 10 days for disruption damage.

As of December 31, 2010, Viña Concha y Toro and subsidiaries have recorded in its financial statements an amount of Th$20,631,288 which correspond to; sinister inventories, sinister Property, plant and equipment pursuant its book value and expenses incurred up to that date, corresponding to cleaning activities, wreckage removal, goods repairing, mitigation expenses of losses due to disruption. Al these amounts are duly covered by the insurances indicated in prior paragraphs and are presented within the item Trade receivables and Other accounts receivable, net.

Concept	12-31-2010
Th$
Sinister inventory	15,277,743
Sinister Property, plant and equipment	763,629
Expenses incurred	4,589,916
Total	20,631,288

As of December 31, 2010, Viña Concha y Toro and subsidiaries did not recorded the related deductible as well as the amounts expected to receive with respect to a higher value on the book value of inventories of finished products and wine in bulk which are insured at its sale price. No incomes have been recorded due to disruption damages.

Company’s management estimate that the values receivable, provide a proper coverage on the amounts corresponding to deductibles.

As of December 2010, the Company received Th$ 21,294,138 as an indemnity advance with respect o damages caused by the earthquake.

7)    As of December 31, 2010, there are no other litigations or probable lawsuit, judicial or extrajudicial, tax issues, as encumbrances of any nature with an actual probability of affecting the Company’s financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 35. SUBSEQUENT EVENTS

Management is not aware of significant events that occurred between December 31, 2010 and the date of issuance of these consolidated financial statements that may significantly affect its exposure and/or interpretation.