Form 20-F/A
period 2010-12-31
CONCHA Y TORO WINERY INC
filed 2012-01-10
CIK 930543

As filed with the Securities and Exchange Commission on January 10, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
(Amendment No. 1)

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
aizquierdo@conchaytoro.cl
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

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”) as originally filed with the U.S. Securities and Exchange Commission on June 30, 2011. This amended Annual Report dated January 10, 2012 is being filed to:

(1)	include in Note 3 to our financial statements the reconciliation of total comprehensive income as required by paragraph 24(b) of IFRS 1;

(2)	update the “Contingencies, restrictions, and lawsuits” footnote (Note 34 N°6) to our financial statements; and

(3)	update the “Subsequent Events” footnote (Note 35) to our financial statements.

Other than as described above, this amended Annual Report speaks as of the date of the initial filing of the Form 20-F and does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F. As a result, our annual report on Form 20-F for the fiscal year ended December 31, 2010, as amended by this amendment, continues to speak as of the initial filing date of the Form 20-F.

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

Risks Relating to Chile

Dependence on the Chilean Economy. As of December 2010, 92% of the Company’s assets were located in Chile. This percentage has been reduced due to the acquisition of Fetzer Vineyards in April 2011. See Item 4 — “Information on the Company — Historical Development of the Company.” In 2010 and 2009, sales in the Chilean market accounted for approximately 23.2% and 21.4%, respectively, of the Company’s total revenues. Historically, domestic wine sales show a high degree of correlation with the economic situation prevailing in a country. Accordingly, the Company’s financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile. The main Chilean indicators for 2009 and 2010 were:

●	Real GDP decreased 1.7% in 2009 and increased 5.3% in 2010.

●	Private consumption grew 0.9% in 2009 and 10.4% in 2010.

●	The unemployment rate was 8.6% and 7.3% in December 2009 and 2010, respectively. As of February 2011, the unemployment rate was 7.3%, compared to 8.5% in February 2010.

●	As a percentage of GDP, investment in fixed assets was 25.1% in 2009 and 28.4% in 2010.

Source: Central Bank of Chile.

The Company’s financial condition and results of operations could also be adversely affected by changes which the Company has no control over, including:

●	the economic or other policies of the Chilean government, which has a substantial influence on many aspects of the private sector;

●	other political or economic developments in or affecting Chile; and

●	regulatory changes or administrative practices of Chilean authorities.

The Company’s financial condition and results of operations also depend to some extent on the level of economic activity in both Latin American and other countries. Although economic conditions are different in each country, investors’ reactions to developments in one country may affect the securities of issuers in other countries, including Chile.

Volatile and Illiquid Nature of the Market for the Common Stock in Chile. The Common Stock of the Company is traded on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile and the Bolsa de Corredores — Bolsa de Valores (collectively, the “Chilean Exchanges”). The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange and which accounted for over 86% of Chile’s equity trading volume in 2010, had a market capitalization of approximately Ch$ 159,966 billion (aprox US$341.8 billion) as of December 31, 2010 and an average monthly trading of Ch$ 2,161 billion (aprox US$4,617 million). The ten largest companies in terms of market capitalization represented approximately 47.5% of the aggregate market capitalization of the Santiago Stock Exchange as of December 31, 2010. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. The ten most widely-traded stocks in terms of trading volume accounted for approximately 52.4% of all trading volume on the Santiago Stock Exchange in 2010. During 2010, approximately 22.4% of the securities listed on the Santiago Stock Exchange traded an average of 85% or more of the trading days.

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

The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of Ch$ 4.7 million (aprox. US$10,000)); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (e.g., payments regarding import and export transactions, etc.).

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

●
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

●
Strengthening the role of the independent director as a representative of minority shareholders: The Law of Corporate Governance clearly establishes who may serve in a company as independent director and clearly states the procedure for their election. The Law of Corporate Governance requires at least one independent director on a local director’s committee.

●
Ensuring the Corporate welfare in transactions with related parties: The Law of Corporate Governance provides strict procedures for approving related party transactions. Excluding minor exceptions, transactions with related parties shall have prior approval and shall be carried out only if they promote the corporate welfare.

●	Long distance voting for shareholder’s meetings: The Law of Corporate Governance also authorizes long distance voting for shareholder’s meetings according to general rulings issued by the SVS.

●
New right of retirement scenario: The Law of Corporate Governance includes the right of the minority shareholders to force the controlling shareholder to purchase their shares if it acquires more than a 95% stake of a company.

●	Insider Information: The use of insider information for personal benefit is prohibited under Chilean corporate law.

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

On April 15, 2011, the Company closed the acquisition of Fetzer Vineyards and related assets that Brown-Forman Corporation owned in California. This acquisition contemplated a portfolio of brands with positioning in the American market, including: Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary and the license of the brand Little Black Dress wines. The brands acquired represented a volume of 3.1 million cases and sales of Ch$ 73,010 million (aprox US$ 156 million) in the year 2010. The acquisition also included 429 hectares of owned and leased vineyards in Mendocino County, California, warehouses and production capacity for 36 million liters (in Hopland, California) and 6 million liters (in Paso Robles, California), and a bottling plant. The purchase price for the transaction was Ch$ 111,386 million (aprox. US$ 238 million) (subject to adjustment following the closing). The key facilities are located in Hopland, California and employ approximately 240 people. The acquisition agreement related to this acquisition is included in this Annual Report as Exhibit 4.3. See Item 19 — “Exhibits.”

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

Plant	Valley	Production 2009	Production 2010
		(in millions of kilograms)	(in millions of kilograms)

Owned - Chile
Nueva Aurora	Limarí	9.1	11.2
Puente Alto	Maipo	12.9	11.2
Lo Espejo	Maipo	5.6	4.6
Cachapoal	Cachapoal - Rapel	33.1	22.7
Chimbarongo	Colchagua - Rapel	69.9	48.7
Cono Sur	Colchagua - Rapel	12.4	10.7
Peralillo	Colchagua - Rapel	2.3	3.5
Las Mercedes	Colchagua - Rapel	10.2	8.4
Lontué	Curicó	28.4	16.6
Curicó	Curicó	9.7	8.5
Lourdes	Maule	27.0	23.0
San Javier	Maule	35.0	32.6
Total Owned - Chile		255.6	201.7

Owned - Argentina:
Trivento	Maipú - Mendoza	11.8	16.8
Tres Porteñas	San Martín - Mendoza	9.5	18.5
Total Owned - Argentina		21.3	35.3

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

Company Sales - Export Markets

According to the Exporters’ Association, exports of Chilean wine totaled Ch$ 726,352 million (approx. US$1,552 million) and 733 million liters in 2010, representing an increase of 12.4% in value and an increase of 5.7% in volume terms, as compared to 2009.

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

The Company is seeking to focus future growth in export markets on the sale of premium and varietal wines. The Company believes future growth is possible if the Company is successful in the following efforts:

●	improving the quality of its wines as a result of state-of-the-art technology used by the Company in the vinification process and vineyard management;

●	increasing production from current and new vineyards;

●
changing perception of consumers, specially in the United Kingdom and the United States, with respect to the quality of Chilean wines, thereby creating a growth opportunity for the Company for its premium and higher-priced wines;

●	launching new products;

●	marketing efforts and upgrading packaging for all product lines with a special focus on its global brand Casillero del Diablo; and

●	promotional and advertisement campaigns seeking consumer engagement, including on-premise sales (e.g., sales to restaurants).

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

Export sales of bottled wine increased 3.5% totaling Ch$260,199 million as compared to Ch$251,349 million. This increase was driven by an 8.1% increase in volumes sold and a 4.2% decrease in average export prices in Chilean pesos, due to the appreciation of the Chilean peso against all major export currencies. In US dollars, export sales from Chile increased 12.3% totaling Ch$ 239,153 million (aprox. US$ 511.0 million).

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

In 2010, Trivento’s exports of bottled wine totaled Ch$ 16,869 million with shipments of 1.5 million cases, totaling an increase of 11.9% in volume and 7.5% in value in Chilean pesos as compared with 2009. The average price per case increased 3.7% to Ch$ 10,156 (aprox. US$ 21.7) per case, following increasing sales of premium wines, in line with the Company’s strategy.

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

For further detail on interest bearing debt as of December 31, 2010, see Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

Capital Expenditures

Total capital expenditures which include additions to property, plant and equipment and other permanent investments were Ch$ 24,041 million in 2010, Ch$32,762 million in 2009. Capital expenditures in 2010 in the agriculture area comprise the acquisition of new properties and the development and planting of vineyards in estates purchased in previous years. Investments in the oenology included the expansion of vinification and cellar capacity, acquisition of barrels and the acquisition of new cellars. In the industrial area, investments included mainly the expansion of the Vespucio bottling plant. In Argentina, new investment was oriented to vineyard development and cellar facilities. For 2011, the Company established a capital expenditure budget of approximately Ch$147,000 million (approximately US$300 million), that includes mainly the acquisition of Fetzer Vineyards and the development of the new land acquired in the previous years, the construction of storage and fermentation facilities, expansion of the bottling plants and the acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines. The following table sets forth the Company’s capital expenditures for the different areas for the years 2009 and 2010.

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

At the annual general shareholder’s meeting held on April 25, 2011, the entire Board of Director was subject to election. The directors elected for a new three year term were Alfonso Larraín Santa María, Rafael Guilisasti Gana, Mariano Fontecilla de Santiago Concha, Francisco Marín Estévez, Pablo Guilisasti Gana, Sergio de la Cuadra Fabres and Jorge Desormeaux Jiménez.Mr.Christian Skibsted Cortés ended his service as director of the Company

The following table lists each director of the Company, his current position, his age as of May 31, 2011, years with the Company and year of appointment to the Board of Directors:

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

D. Employees

As of December 31, 2008, 2009 and 2010, the Company’s Chilean operations had, 2,328 , 2,543 and 2,732 employees, respectively. Personnel employed in the foreign subsidiaries totaled 392 employees as of December 31, 2010. The Company also hires temporary workers during the harvesting season, which in 2010 averaged 1,455 temporary workers.

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

Direct Share Ownership of Principal Shareholders

	As of December 31st,
	2009		2010		As of April 30, 2011
		% of Total		% of Total		% of Total
	No. of Shares	Subscribed	No. of Shares	Subscribed	No. of Shares	Subscribed
Principal Shareholders	Owned	Shares	Owned	Shares	Owned	Shares

Inversiones Totihue S.A. (2)	87,615,431	11.73%	87,615,431	11.73%	87,615,431	11.73%
Rentas Santa Bárbara S.A. (2)	85,274,628	11.42%	85,274,628	11.42%	85,274,628	11.42%
Inversiones Quivolgo S.A.(4)	28,831,551	3.86%	30,032,000	4.02%	30,032,000	4.02%
AFP Provida S.A. (3)	43,327,829	5.80%	32,794,000	4.39%	29,517,046	3.95%
AFP Habitat S.A. (3)	33,821,696	4.53%	29,334,839	3.93%	27,131,698	3.63%
Fundación Cultura Nacional (5)	26,964,775	3.61%	26,964,775	3.61%	26,964,775	3.61%
Inversiones GDF S.A. (6)	24,439,851	3.27%	24,439,851	3.27%	24,439,851	3.27%
AFP Capital S.A. (3)	27,453,485	3.68%	26,184,511	3.51%	24,434,803	3.27%
Constructora Santa Marta Ltda. (7)	22,293,321	2.98%	22,293,321	2.98%	22,293,321	2.98%
AFP Cuprum S.A. (3)	14,128,040	1.89%	24,541,425	3.29%	20,919,245	2.80%
Banco de Chile Cta de Terceros	19,404,496	2.60%	16,895,434	2.26%	18,708,991	2.50%
Banco Itau Cta de Terceros	9,575,652	1.28%	17,413,005	2.33%	18,425,359	2.47%
The Bank of New York (1)	24,765,040	3.32%	16,641,340	2.23%	16,751,900	2.24%
Inversiones La Gloria Ltda.(4)	15,682,332	2.10%	16,082,332	2.15%	16,082,332	2.15%
Banchile Fondos Mutuos	16,082,332	2.15%	13,159,209	1.76%	15,391,027	2.06%
Total Largest 15 Shareholders	479,660,459	64.22%	496,666,101	62.87%	463.982.407	62.11%

Other Shareholders	267,345,523	35.78%	248,339,881	33.24%	283,023,575	37.89%

Total	747,005,982	100%	747,005,982	100%	747,005,982	100%

(1)	Depositary Bank for the ADS.
(2)	Investment Company controlled by the Guilisasti Family (“Family Principal Shareholders”).
(3)	Chilean Pension Fund.
(4)	Investment Company controlled by Mr. Alfonso Larraín Santa María.
(5)	Cultura Nacional is a Chilean non profit institution. Shares are attributed to Mr. Alfonso Larraín, its Chairman.
(6)	Investment Company controlled by Mr. Mariano Fontecilla de Santiago Concha.
(7)	Investment Company controlled by Mr. Francisco Marín Estévez.

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

Related Transaction With Entities in Which the Directors and Executive Officers Have an Equity Interest. The Company purchases small quantities of grapes, plants and other services from entities in which several of its directors, executive officers or members of their families have interests. In 2010 and 2009, the Company purchased an aggregate of approximately Ch$3,647 million and Ch$3,223 million respectively, of such goods and services from such entities, and sold grapes to these entities for Ch$ 166 million in 2010 and Ch$ 213 million in 2009

Other. Besides formal requirements, Title XVI and specially article 147 of the Chilean Corporation Law demand to Open Corporations that any relevant Company’s transactions with related parties shall only be celebrated if actually contributes to the social interest and if it subject to terms and conditions customarily prevailing in the market at the time of it approval. Directors, managers and principal officers of companies that violate Article 147 are liable for losses resulting from such violation. In addition, Article 147 of the Chilean Corporation Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be immediately informed by the compromised Director to the boards of directors and shall only be approved if the absolute majority of the directors consider that the transaction is beneficial for the social interest. Chilean law requires that an interested director abstain from voting on such a transaction. If the absolute majority of the director is obliged to abstain for voting on any particular transaction, the transaction shall only be approved unanimously by the not involved directors or by an a extraordinary shareholders meeting. See Item 10 — “Additional Information — Estatutos (By-Laws) — Directors” for further information relating to conflict of interest transactions. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholder’s meeting. Violation of Article 147 may result in administrative or criminal sanctions and civil liability to the Company and shareholders or interested third parties who suffer losses as a result of such violation. The Company believes that it has complied with the requirements of Article 147 in all transactions with related parties during fiscal year 2010.

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

The subsidiary of the Company in Argentina, Trivento Bodegas y Viñedos S.A, is involved in two legal procedures with the Argentinean Federal Tax Bureau (“AFIP”). AFIP has challenged Trivento’s revenue declarations for years 2002, 2003 and 2004. If the court ultimately decides against Trivento, Trivento could be required to pay an aggregate amount equivalent to approximately Ch$ 3,000 million (approx. US$ 6.5 million).

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

•           such expenses as are incurred by the Depositary in the conversion of foreign currency,

•           a fee not in excess of Ch$ 2,340 (aprox. US$5.00) or less per 100 ADS (or portion thereof) for the execution and delivery of ADRs and the surrender of ADRs,

•           a fee for and deduct such fee from, the distribution of proceeds of sales of securities or rights, such fee being in an amount equal to the fee for the issuance of ADS which would have been charged as a result of the deposit by owners of securities (for purposes of this clause 6 treating all such securities as if they were shares) or shares received in exercise of rights distributed to them, but which securities or rights are instead sold by the Depositary and the net proceeds distributed.

The Company will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with the agreements in writing entered into the Depositary and the Company from time to time.

D.4. Amounts payable by the depositary to the Company

Fees Incurred in Past Annual Period

Under the fee agreement between us and the Depositary, the Depositary agrees to pay certain fees relating to the maintenance of the ADRs. Certain fees we encounter related to our ADRs are reimbursed to us by the Depositary. From January 1, 2010 to December 31, 2010, we received from the Depositary Ch$ 17.8 million (aprox. US$38,000) corresponding to the annual stock exchange listing fees.

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

 *Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this amended Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIÑA CONCHA Y TORO S.A.
Registrant

By:	/s/ EDUARDO GUILISASTI G.
	Name:	Eduardo Guilisasti G.
	Title:	Gerente General/ General Manager
(Chief Executive Officer)

	Date:	January 09, 2012

By:	/s/ OSVALDO SOLAR V.
	Name:	Osvaldo Solar V.
	Title:	Gerente Corporativo de Administración y Finanzas/ Administration and Financial Corporate Manager
(Chief Financial Officer)

	Date:	January 09, 2012

EXHIBIT INDEX

Exhibit Number

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

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

*Previously filed.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

Ch$	-	Chilean pesos

ThCh$	-	Thousands of Chilean pesos

USD	-	United States dollars

ThUSD	-	Thousands of United States dollars

UF	-	The UF (Unidad de Fomento) is an inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Chilean Consumer Price Index of the previous month.

KPMG Auditores Consultores Ltda Av. Isidora Goyenechea 3520 Piso 13 Las Condes, Santiago Chile	Telefono +56 (2) 7981000 Fax +56 (2) 7981001 www.kpmg.cl

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Viña Concha y Toro S.A.´s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated January 9, 2012, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Ltda.

Santiago, Chile
January 9, 2012

KPMG Auditores Consultores Ltda Av. Isidora Goyenechea 3520 Piso 13 Las Condes, Santiago Chile	Telefono +56 (2) 7981000 Fax +56 (2) 7981001 www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Viña Concha y Toro S.A.:

We have audited the internal control over financial reporting of Viña Concha y Toro S.A. (the Company) as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company´s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Because of its inherent limitations, internal control over financial reporting may not prevent ordetect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Viña Concha y Toro S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2010 and 2009 and January 1, 2009 , and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the two year period then ended, and our report dated January 9, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG Ltda.

Santiago, Chile
January 9, 2012

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

CONSOLIDATED STATEMENTS OF DIRECT CASH FLOWS

	Balances between 01-01-2010 and 12-31-2010	Balances between 01-01-2009 and 12-31-2009
Statements of cash flows	Th$	Th$

Cash flows provided by operating activities
Collection from sales of goods and services delivery	324,064,183	314,250,165
Classes of payments
Payments to suppliers related to the supply of goods and services	(273,522,269)	(242,500,862)
Payments to and in behalf of employees	(27,696,916)	(16,477,580)
Dividends paid	(18,435,975)	(14,325,149)
Dividends received	360,588	4,328
Interests paid	(2,090,326)	(5,400,571)
Interest received	3,210,644	765,687
Income taxes reimbursed (paid)	5,271,391	(15,795,765)
Other incomes (expenses) of cash	27,295,417	(850,224)
Net cash flows provided by (used in ) operating activities	38,456,737	19,670,029

Cash flows provided by (used in) investing activities
Amounts provided by sale of property, plant and equipment	1,893,167	299,047
Purchases of property, plant and equipment	(17,165,492)	(33,857,055)
Purchases of intangible assets	(1,234,739)	(248,653)
Amounts provided by government subsidise	69,845	12,669
Net cash flows provided by (used in) investing activities	(16,437,219)	(33,793,992)

Cash flows provided by (used in ) financing activities
Proceeds provided by shares issuance	5,218,138	20,625,286
Proceeds provided by the issuance of other equity instruments	—	5,113,400
Proceeds provided by short-term loans	50,049,950	57,458,547
Loan payments	(67,190,335)	(65,877,415)
Net cash flows provided by (used in) financing activities	(11,922,247)	17,319,818

Net increase (decrease) in cash and cash equivalent, before the effect of changes in exchange rate	10,097,271	3,195,855

Effects of variation in exchange rate on cash and cash equivalents
Effects of variation in exchange rate on cash and cash equivalents	(337,022)	(148,420)
Net increase (decrease)of cash and cash equivalent	9,760,249	3,047,435
Cash and cash equivalent at beginning of period	6,997,300	3,949,865

Cash and cash equivalent at end of year	16,757,549	6,997,300

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. GENERAL CONSIDERATIONS

The Company’s name is Viña Concha y Toro S.A. ID No. 90.227.000 – 0, registered as Open Corporation. The Company is located in Avda. Nueva Tajamar 481, North Tower, Floor Nº 15, Las Condes, Santiago, Chile, phone (56-2) 476-5000, fax (56-2) 203-6740, postal box No. 213, Central Post Office, Santiago, e-mail webmaster@conchaytoro.cl, Website www.conchaytoro.com, with mnemonic in Chilean Stocks: Conchatoro and mnemonic in NYSE: VCO.

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

These Consolidated Financial Statements of Viña Concha y Toro and subsidiaries as of December 31, 2010 have been prepared in conformity with the International Financial Reporting Standards (IFRS) as issued by the IASB. The consolidated financial statements were approved by the Board on February 25, 2011 for publication. Subsequently, the Board approved the financial statements on January 4, 2012 to amend the previously published financial statements as follows:

(1)	include in Note 3 to our financial statements the reconciliation of total comprehensive income as required by paragraph 24(b) of IFRS 1; and

(2)	update Note 34, No. 6, “Contingencies” ; and

(3)	update Note 35, “Subsequent Events”

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
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

b.3) Reconciliation of Gain as of December 31, 2009 from Chilean GAAP to IFRS.

ThCh$
Consolidated income form 2009, under GAAP	44,160,442
Goodwill on inventories in subsidiary Trivento Bodegas y Viñedos S.A. due to translation to USD at historic exchange rated as of December 31, 2009	(14,752)
Adjustments due to amortizations reversal	289,772
Adjustment on income of associate reconciled to IFRS	78,752
Deferred taxes adjustment	(823,925)
Elimination adjustments of price - level adjustments	1,587,757
Total IFRS adjustment	1,117,604
Consolidated income for 2009 under IFRS	45,278,046

Gains ( losses) from currency translation differences before tax	(552,697)
Gains (losses) due to new measures to financial assets
available for sale, before tax	(78,404)
Gains ( losses) due to cash flow hedges before tax	11,081,476
Income tax related to financial assets available for sale of other comprehensive income	(5,610)
Income tax related to cash flow hedges before tax of other comprehensive income	(1,883,851)
Total comprehensive income adjustment	8,560,914
Total comprehensive income	53,838,960

c)	There are no significant adjustments in the Direct Consolidated Statement of Cash Flow with respect to prior GAAP.

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

10.8	Detail of transactions with related parties, by entity

Related party		Nature of		12-31-2010	12-31-2009
ID No.	Related party name	relationship	Nature of transaction	Th$	Th$
96.512.190-0	Fruticola Viconto S.A.	By Director	Sale of services and other	9,723	9,564
			Purchase of Property, plant and equipment	—	15,620
			Purchase of services and other	—	10,741
96.512.200-1	Viñedos Emiliana S.A.	By Director	Sale of raw material and products	260,651	152,880
			Sale of services and other	667,264	799,537
			Purchase of raw material and products	507,513	479,352
			Purchase of services and other	295,289	248,269
90.950.000-1	Industria Corchera S.A.	Associate	Purchase of raw material	6,853,216	6,877,970
96.824.300-4	Viña Almaviva S.A.	Coligated	Sale of raw material and products	118,541	77,958
			Sale of services and other	6,389	4,475
			Purchase of raw material and products	577,618	409,896
			Purchase of services and other	4,987	6,521
76.021.221-0	Agricola Gabriela Ltda.	By Director	Purchase of raw material	482,576	446,704
90.310.000-1	Gasco GLP S.A.	By Director	Purchase sale of service and other	913,096	497,528
90.042.000-1	CGE Distribución S.A.	By Director	Purchase of services and other	1,943,641	2,188,777
85.201.700-7	Agrícola Alto Quitralmán	By Director	Sale of raw material and products	1,834,661	—
	Ltda.		Purchase of raw material and products	254,130	10,136
95.097.000-6	Forestal Quivolgo S.A.	By Director	Purchase of raw material and products	1,792	646
78.335.990-1	Comercial Greenvic S.A.	By Director	Sale of raw material and products	164,589	213,238
			Purchase of raw material and products	29,273	41,423
			Purchase of services and other	22,884	37,500

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

	b.	As of December 31, 2010 there are profits which are potentially remittable of Argentinean subsidiaries amounting to Ch$1,915 million (US$4,091,297.96).

c.
On January 28, 2009, the general shareholders’ meeting approved a capital contribution of US$5,000,000 (Ch$2,340 million as of December 31st, 2010). The shareholders VCT internacional S.A. and Comercial Peumo Ltda., relinquish to their rights of preferential subscription, awarding Viña Concha Y Toro S.A. the subscription of 2,109,400 nominative non-endorsable ordinary shares, which are paid on February 17 amounting to US$5,000,000 (Ch$2,340 million as of December 31st, 2010). Consequently, the new capital is, Viña Concha y Toro S.A. with 39.031%, VCT Internacional S.A. with 60.375% and Comercial Peumo S.A. with 0.594%.

d.
On May 15, 2009 a capital contribution is performed amounting to USD953,000 (Ch$446 million as of December 31st, 2010) and in June, another increase was performed amounting a total of USD6,650,000, thus, as of December 31, 2009 the total increase for the year amounted to USD12,603,000 (Ch$5,898 million as of December 31st, 2010). As a result, the final ownership of Viña Concha y Toro S.A. is 28.636%, VCT Internacional S.A. by 71.002% and Comercial Peumo Ltda., by 0.362%.

e.
In July, August and September, 2009 a capital contribution was performed amounting a total of USD$9,682,246 (Ch$4,531 million as of December 31st, 2010), as of December 31 the capital contribution totalized USD$22.285.246 (Ch$10,430 million as of December 31st, 2010), therefore, the final ownership of Viña Concha y Toro S.A. is 19.055%, VCT Internacional S.A. 80.704% and Comercial Peumo Ltda., 0.241%.

ii.	Valuation of investments in England

a.
The financial statements of the English company Concha y Toro UK Ltd., in which Concha y Toro S.A. own a direct ownership of 99%, are expressed in Pound Sterling, which is the functional currency of the subsidiary.

	b.	As of December 31, 2010, there are gains potentially remittable from the subsidiary abroad amounting to 4,319,584.25 Pound Sterling (Ch$3,114 million as of December 31st, 2010).

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

	b.	On December 31, 2009, a capital contribution from VCT Internacional was performed amounting to USD$210,000 (Ch$98.3 million as of December 31st, 2010).

	c.	As of December 31, 2010, there are gains potentially remittable of the affiliated abroad amounting to R$10,783,407.59 (Ch$3,033 million as of December 31st, 2010).

iv.	Constitution and valuation of Investments in Sweden, Norway and Finland

a.
The financial statements of the companies constituted in Sweden, Norway and Finland, in which Viña Concha y Toro S.A. owns indirect ownership by 100%., are expressed in its local currencies, Swedish Crown, Norwegian Kroner and Euro, respectively and represent its functional currencies in each subsidiary.

b.
As of December 31, 2010, there are potentially remittable gains from these subsidiaries amounting to NOK 1,598,435.64 (Ch$127.1 million as of December 31st, 2010), SEK 4,502,275.97 (Ch$312.3 million as of December 31st, 2010)in subsidiaries Concha y Toro Norway AB and Concha y Toro Sweden AS and subsidiary, respectively.

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

12.2	Summarized Financial Information of subsidiaries

Summarized Financial Information of subsidiaries at each year-end without consolidation adjustments is presented as follows:

12-31-2010
				Asset			Liability
					Non-			Non-		Ordinary
	Country of	Functional	Owner-	Current	current		Current	current		Income	Profit (loss)
Affiliated	Incorporation	currency	ship %	Th$	Th$	Total Th$	Th$	Th$	Total Th$	Th$	net Th$
Comercial Peumo Ltda.	Chile	Peso	100	17,828,562	1,786,047	19,614,609	14,416,927	5,197,682	19,614,609	80,356,640	3,628,217
Viña Cono Sur	Chile	Peso	100	9,691,416	40,200,386	49,891,802	29,822,658	20,069,145	49,891,803	55,973,149	4,586,344
Transporte Viconto Ltda.	Chile	Peso	100	834,167	30,270	864,437	140,128	724,309	864,437	463,062	22,373
Viña Maipo	Chile	Peso	100	4,235,132	12,408,955	16,644,087	7,094,919	9,549,168	16,644,087	21,171,904	7,222,699
Viña Canepa S.A.	Chile	Peso	100	413,446	159,402	572,848	371,719	201,129	572,848	2,548,749	360,510
Viña Palo Alto Ltda.	Chile	Peso	99.9	179,632	219,004	398,636	598,754	(200,118)	398,636	5,050,253	627,856
Inversiones CyT Ltda.	Chile	Peso	100	755	32,502,184	32,502,939	89,170	32,413,769	32,502,939	—	14,917,254
VCT Internac. Ltda.	Chile	Peso	100	158,689	21,129,916	21,288,605	6,958,283	14,330,322	21,288,605	—	2,094,461
Viña Maycas del Limari Ltda.	Chile	Peso	100	375,524	2,024	377,548	30,336	347,212	377,548	469,242	4,182
Viñedo Los Robles S.A.	Chile	Peso	100	511,323	—	511,323	299,824	211,499	511,323	743,536	211,158
Concha y Toro China SRO	China	Yuan	100	53,128	—	53,128	223,591	(170,463)	53,128	—	(135,619)
VCT Group Of Wineries Asia Pte. Ltd	Singapore	US$	100	499,285	83,487	582,772	666,651	(83,879)	582,772	399,160	(98,355)
Trivento Bodegas y Viñedos	Argentina	US$	100	18,713,752	20,928,875	39,642,627	13,009,001	26,633,626	39,642,627	29,466,918	(231,338)
Concha y Toro UK Ltd.	England	Pound Sterling	100	32,993,123	72,395	33,065,518	29,950,567	3,114,951	33,065,518	74,635,591	1,058,520
Concha y Toro Norway AS	Norway	Norway crown	100	2,341,879	509	2,342,388	2,175,599	166,789	2,342,388	3,388,624	66,770
Concha y Toro Sweden AB	Sweden	Swedish crown	100	7,784,926	10,697	7,795,623	7,471,826	323,797	7,795,623	16,637,134	221,172
VCT Brasil	Brazil	Real	100	16,719,184	183,626	16,902,810	13,494,142	3,408,668	16,902,810	22,186,461	1,770,666

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

12.3	Information to be disclosed on investments in associates (in thousands of Ch$pesos)

A detail of main investments in associates under equity method as of December 31, 2010, December 31, 2009 and January 1, 2009 is presented as follows:

	Assets Th$		Liabilities Th$		Equity	Ordinary	Net Profit	Assets Th$		Liabilities Th$		Equity	Ordinary	Net Profit
Associated	12-31-2010		12-31-2010		12-31-2010	income	(loss)	12-31-2009		12-31-2009		12-31-2009	income	(loss)
	Current	Non-current	Current	Non-current	Th$	Th$	Th$	Current	Non-current	Current	Non-current	Th$	Th$	Th$
Viña Almaviva S.A.	3,154,477	14,104,276	2,292,340	3,636,057	11,330,356	3,989,733	930,894	3,236,350	14,221,161	2,863,290	4,194,760	10,399,461	3,473,523	678,579
Industria Corchera S.A.	10,661,991	2,521,966	5,963,243	62,230	7,158,484	18,591	1,766,709	9,969,310	2,931,605	4,212,535	621,138	8,067,223	17,560	804,326
Total	13,816,468	16,626,242	8,255,583	3,698,287	18,488,840	4,008,324	2,697,603	13,205,660	17,152,766	7,075,824	4,815,899	18,466,685	3,491,083	1,482,905

-Detail of investments in associates (in thousands of Ch$ pesos)

Ownership of Viña Concha y Toro in its associates is detailed as follows:

		Investment	Investment	Investment
		amount	amount	amount	Country of	Functional		Main activities of
ID No.	Company	12-31-2010	12-31-2009	1-1-2009	incorporation	currency	Ownership %	the company

96.824.300-4	Viña Almaviva S.A. (*)	5,022,988	4,572,311	4,277,247	Chile	Chilean Peso	50%	Production and trading of premium wine “chateau” which is mainly exported
76.571.080-4	Inovacion Tecnológica Vitivinicola S.A. (***)	4,683	—	—	Chile	Chilean Peso	15.74%	Experimental research and development
90.950.000-1	Industria Corchera S.A. (**)	4,599,793	5,053,828	4,844,202	Chile	Chilean Peso	49.963%	Manufacturing, elaboration, import, distribution and commercialization of corks, cork stoppers, and covers for the vineyard markets in Chile and abroad
Total		9,627,465	9,626,139	9,121,449

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

Changes of intangible as of December 31, 2010 are detailed as follows:

	Licenses,
	Registered Brands		Identifiable intangible
	and other rights,	IT Programs, Net	assets, net in
Changes in identifiable intangible assets	Net in Th$	in Th$	Th$
Beginning balance	6,727,818	1,651,934	8,379,752
Changes :
Additions	700,483	651,487	1,351,970
Withdrawals	(47,812)	—	(47,812)
Amortization	(268,051)	(552,507)	(820,557)
Total Changes	384,621	98,981	483,601
Final balance as of December 31, 2010	7,112,438	1,750,915	8,863,353

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

e)	Loans from Financial Entities (non-derivative) current as of January 1, 2009:

										Maturities
		Country			Country	Type of					More than
		of	Creditor		of	currency or				Up to	90 days
Debtor	Debtor	debtor	entity	Creditor	creditor	adjustment	Type of	Effective	Nominal	90 days	to 1 year	Total
entity ID	entity	company	ID	entity	entity	unit	amortization	rate	rate	Th$	Th$	Th$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.005-5	Banco de Chile	Chile	Chilean pesos	At maturity	7.65%	7.65%	71,917	2,342,099	2,414,016
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.005-5	Banco de Chile	Chile	Euro	At maturity	5.81%	5.81%	—	666,281	666,281
86.326.300-K	VIÑA CONO SUR S.A.	Chile	97.004.005-5	Banco de Chile	Chile	Euro	At maturity	6.22%	6.22%	—	1,472,316	1,472,316
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.005-5	Banco de Chile	Chile	UF	At maturity	3.08%	3.08%	119,537	4,890,199	5,009,736
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.005-5	Banco de Chile	Chile	US$ Dollar	At maturity	4.04%	4.04%	96,516	5,844,419	5,940,935
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.039.000-6	Banco Santander	Chile	Chilean pesos	At maturity	5.22%	5.22%	2,294,443	249,420	2,543,863
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.039.000-6	Banco Santander	Chile	US$ Dollar	At maturity	4.34%	4.34%	—	10,348,820	10,348,820
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.032.000-8	Banco BBVA	Chile	Euro	At maturity	5.81%	5.81%	265,444	67,213	332,657
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.032.000-8	Banco BBVA	Chile	Chilean pesos	At maturity	9.51%	9.51%	—	4,101,669	4,101,669
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.023.000-9	Banco Corpbanca	Chile	Chilean pesos	At maturity	7.43%	7.43%	—	7,873,966	7,873,966
86.326.300-K	VIÑA CONO SUR S.A.	Chile	97.023.000-9	Banco Corpbanca	Chile	Chilean pesos	At maturity	10.38%	10.38%	—	1,829,270	1,829,270
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.080.000-K	Banco BICE	Chile	Chilean pesos	At maturity	7.92%	7.92%	—	3,448,104	3,448,104
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.951.000-4	Banco Itau	Chile	Chilean pesos	At maturity	7.80%	7.80%	—	3,144,950	3,144,950
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.951.000-4	Banco Itau	Chile	UF	At maturity	2.59%	2.59%	—	3,420,980	3,420,980
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Citibank Argentina	Argentina	Argentinean peso	At maturity	11.00%	11.00%	—	1,938,078	1,938,078
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Río de la Plata	Argentina	Argentinean peso	At maturity	28.41%	28.41%	429,417	—	429,417
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Francés	Argentina	Argentinean peso	At maturity	16.00%	16.00%	886,073	150,860	1,036,933
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Francés	Argentina	US$ Dollar	At maturity	8.75%	8.75%	—	749,726	749,726
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Regional	Argentina	Argentinean peso	At maturity	28.41%	28.41%	1,094,383	—	1,094,383
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Nación	Argentina	US$ Dollar	At maturity	5.80%	5.80%	6,440,508	1,399,706	7,840,214
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Nación	Argentina	Argentinean peso	At maturity	28.41%	28.41%	265,134	—	265,134
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	BNL Hezagon	Argentina	Argentinean peso	At maturity	28.41%	28.41%	48,073	—	48,073
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Standard Banco	Argentina	US$ Dollar	At maturity	6.90%	6.90%	—	280,894	280,894
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Standard Banco	Argentina	Argentinean peso	At maturity	28.41%	28.41%	89,325	—	89,325
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Credicoop	Argentina	US$ Dollar	At maturity	6.07%	6.07%	—	3,873,421	3,873,421
0-E	TRIVENTO B.Y VIÑEDOS	Argentina	0-E	Banco Credicoop	Argentina	Argentinean peso	At maturity	28.41%	28.41%	128,334	—	128,334
Balances to date										12,229,104	58,092,391	70,321,495

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

Considering the assets and liabilities determined by the companies in Chile and its reversal period, an effect in deferred taxes has been determined in these financial statements as follows:

-	Largest deferred tax liability (with effect in income) amounting to Th$ 542,275.

e)	Deferred tax variations

Changes in “Deferred Taxes” of the statement of income for 2009 and 2010, is as follows:

	Asset	Liability
Movements in deferred taxes	Th$	Th$
Balance as of 1-1-2009	3,376,166	23,225,431
Increase(decrease) in income	639,810	71,119
Increase(decrease) in equity	—	1,889,461
Other increases(decreases)	—	(182,979)
Balance as of 12-31-2009	4,015,976	25,003,032
Increase(decrease) in income	1,278,280	836,597
Increase(decrease) in equity	—	(262,797)
Other increases(decreases)	1,567	353,267
Balance as of 12-31-2010	5,295,823	25,930,099

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

Movement of obligations for employment termination for the year ended as of December 31, 2010 and December 31, 2009 is detailed as follows:

Severance indemnity
Employment termination benefits	Th$

Initial balance	1,582,919
Balance as of January 1, 2009	1,582,919
Current period costs of services	180,694
Cost for interest	68,995
Actuarial (Profits) losses	(28,069)
Paid benefits	(168,441)
Costs of past services	—
Other	(29,415)
Balance as of December 31, 2009	1,606,683
Current period costs of services	203,824
Cost for interest	78,291
Actuarial (Profits) losses	(6,188)
Paid benefits	(43,240)
Costs of past services	—
Other	2,370
Balance as of December 31, 2010	1,841,740

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

26.4	Other reserves

-	Conversion Reserves: This amount represents the conversion loss of subsidiaries with functional currency other than pesos.

The detail of conversion differences, net of taxes is detailed as follows:

	as of 12-31-2010	as of 12-31-2009
Accumulated conversion difference	Th$	Th$

Conversion adjustment in Colligated ( Ind. Corchera)	304,702	—
Adjustment in foreign subsidiaries ( Sweden, Finland, Norway, Brazil, UK)	(2,031,067)	(552,697)

Total	(1,726,365)	(552,697)

-	Hedging Reserves: Represents the fair value of future cash flows of expected entries which qualify as hedging and which will affect incomes and are presented net of deferred taxes.

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

		12/31/2010		12/31/2009		01/01/2009
			From 91 days		From 91 days		From 91 days
		Up to 90 days	to 1 year	Up to 90 days	to 1 year	Up to 90 days	to 1 year
Non-current assets		Th$	Th$	Th$	Th$	Th$	Th$
Other non-financial non-currents assets		2,442,581	—	2,779,252	—	3,244,011	—
	CLP	2,442,581	—	2,779,252	—	3,244,011	—

Investments in associates recorded using the equity method		9,627,465	—	9,626,139	—	9,121,449	—
	CLP	9,627,465	—	9,626,139	—	9,121,449	—

Intangible assets, net		8,863,353	—	8,379,752	—	8,417,493	—
	CLP	8,863,353	—	8,379,752	—	8,417,493	—

Goodwill		—	—	—	—	—	—
	CLP	—	—	—	—	—	—
Property, plant and equipment		225,070,491	—	229,469,990	—	226,652,653	—
	CLP	199,059,654	—	207,893,341	—	199,141,225	—
	USD	26,010,837	—	21,576,649	—	27,438,353	—
	GBP	—	—	—	—	47,680	—
	BRL	—	—	—	—	25,395	—

Non-current biologic asset		53,672,218	—	52,529,942	—	50,621,435	—
	CLP	53,672,218	—	52,529,942	—	50,621,435	—

Deferred tax assets		5,295,823	—	4,015,976	—	3,376,166	—
	CLP	4,274,262	—	3,389,936	—	2,609,149	—
	USD	75,792	—	—	—	—	—
	SEK	—	—	131,338	—	—	—
	ARS	945,769	—	494,702	—	767,017	—

Other non-current		5,765,933	—	3,943,612	—	—	—
	CLP	—	—	—	—	—	—
	USD	1,754,407	—	167,848	—	—	—
	CAD	369,941	—	294,233	—	—	—
	EUR	3,584,960	—	3,444,055	—	—	—
	GBP	56,625	—	—	—	—	—
	BRL	—	—	37,476	—	—	—

Total non-current		310,737,864	—	310,744,663	—	301,433,207	—
	CLP	277,939,533	—	284,598,362	—	273,154,763	—
	USD	27,841,036	—	21,744,497	—	27,438,353	—
	CAD	369,941	—	294,233	—	—	—
	EUR	3,584,960	—	3,444,055	—	—	—
	UF	—	—	—	—	—	—
	GBP	56,625	—	—	—	47,680	—
	SEK	—	—	131,338	—	—	—
	NOK	—	—	—	—	—	—
	ARS	945,769	—	494,702	—	767,017	—
	BRL	—	—	37,476	—	25,395	—
	CHF	—	—	—	—	—	—

Total assets		584,915,714	—	573,316,967	3,456,682	564,466,883	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

		12/31/2010		12/31/2009		01/01/2009
			From 91 days		From 91 days		From 91 days
		Up to 90 days	to 1 year	Up to 90 days	to 1 year	Up to 90 days	to 1 year
Current liabilities		Th$	Th$	Th$	Th$	Th$	Th$
Other current financial liabilities

Bank loans		6,957,216	23,774,998	9,797,697	27,093,352	15,032,349	60,037,124
	CLP	—	—	—	8,809,308	2,366,360	22,989,479
	USD	1,288,171	19,551,645	6,888,130	7,863,536	9,216,673	22,496,986
	CAD	299,019	—	79,237	—	—	—
	EUR	672,568	—	785,329	—	265,444	2,205,810
	UF	1,590,297	1,262,091	785,012	7,906,714	165,796	10,060,129
	GBP	1,933,262	—	178,843	—	—	—
	SEK	62,366	—	49,550	—	—	—
	NOK	18,068	—	7,146	—	—	—
	ARS	664,822	1,541,721	803,744	2,513,794	3,018,076	2,284,720
	BRL	428,643	1,419,541	220,706	—	—	—

Trade, creditors and other accounts payable current		56,675,343	—	63,816,895	—	62,897,932	—
	CLP	41,360,701	—	48,788,450	—	39,011,997	—
	USD	1,322,302	—	760,111	—	2,707,986	—
	CAD	390,590	—	31,949	—	153,442	—
	EUR	961,994	—	275,197	—	1,462,426	—
	UF	161,668	—	—	—	3,936,717	—
	GBP	3,251,775	—	4,171,200	—	9,483,079	—
	SEK	269,768	—	560,071	—	9,238	—
	NOK	150,673	—	85,926	—	—	—
	ARS	5,407,939	—	4,288,489	—	5,211,728	—
	BRL	3,397,933	—	4,855,502	—	921,319	—

Accounts payable to related entities, current		2,876,996	—	2,479,224	—	3,620,684	—
	CLP	2,876,996	—	2,479,224	—	3,620,684	—

Provisions, current		14,687,986	—	18,621,917	—	21,530,839	—
	CLP	2,154,182	—	104,285	—	3,250,558	—
	USD	4,996,407	—	867,412	—	2,881,362	—
	CAD	455,086	—	4,997,766	—	1,444,674	—
	EUR	455,086	—	9,708,115	—	3,925,957	—
	UF	(162,882)	—	3,008,319	—	383,835	—
	GBP	6,476,269	—	144,590	—	8,889,841	—
	SEK	269,310	—	—	—	—	—
	NOK	44,528	—	—	—	—	—
	ARS	—	—	—	—	747,124	—
	BRL	—	—	—	—	7,488	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

		12/31/2010		12/31/2009		01/01/2009
			From 91 days		From 91 days		From 91 days
		Up to 90 days	to 1 year	Up to 90 days	to 1 year	Up to 90 days	to 1 year
Current liabilities		Th$	Th$	Th$	Th$	Th$	Th$
Accounts payable due to tax payables current		18,022,445	—	11,154,271	—	8,539,379	—
	CLP	11,364,783	—	10,865,589	—	8,295,243	—
	USD	1,252,018	—	—	—	—	—
	CAD	1,014,383	—	—	—	—	—
	EUR	136,458	—	—	—	—	—
	UF	6,454	—	—	—	—	—
	GBP	218,012	—	183,394	—	147,025	—
	SEK	2,025,847	—	—	—	—	—
	NOK	1,164,494	—	—	—	—	—
	ARS	—	—	—	—	97,111	—
	BRL	839,996	—	105,288	—	—	—

Deferred taxes		7,289	—	12,694	—	—	—
	ARS	7,289	—	12,694	—	—	—

Accumulated liabilities or accrued, total		9,917,400	—	7,567,539	—	8,063,787	—
	CLP	9,627,132	—	7,567,539	—	7,150,147	—
	USD	220,712	—	—	—	885,182	—
	EUR	—	—	—	—	15,543	—
	ARS	—	—	—	—	12,915	—
	BRL	69,556	—	—	—	—	—

Total current liabilities		109,144,675	23,774,998	113,450,237	27,093,352	119,684,970	60,037,124
	CLP	67,383,794	—	69,596,517	8,809,308	63,694,989	22,989,479
	USD	9,079,610	19,551,645	8,515,653	7,863,536	15,691,203	22,496,986
	CAD	2,159,078	—	5,108,952	—	1,598,116	—
	EUR	2,226,106	—	10,768,641	—	5,669,370	2,205,810
	UF	1,595,537	1,262,091	3,793,331	7,906,714	4,486,348	10,060,129
	GBP	11,879,318	—	4,678,027	—	18,519,945	—
	SEK	2,627,291	—	609,621	—	9,238	—
	NOK	1,377,763	—	93,072	—	—	—
	ARS	6,080,050	1,541,721	5,104,927	2,513,794	9,086,954	2,284,720
	BRL	4,736,128	1,419,541	5,181,496	—	928,807	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

		12/31/2010			12/31/2009			01/01/2009
				More than 5			More than 5			More than 5
Current		1 to 3 years	3 to 5 years	years	1 to 3 years	3 to 5 years	years	1 to 3 years	3 to 5 years	years
liabilities		Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$
Loans which accrue interest, non-current		18,406,974	5,048,365	26,503,915	26,452,677	6,753,296	29,566,418	28,568,210	9,630,104	31,547,896
	CLP	—	—	—	27,035	—	—	1,134,521	—	—
	USD	9,190,993	—	—	17,494,950	1,825,560	—	11,738,075	4,582,440	—
	CAD	146,799	—	—	44,675	—	—	—	—	—
	EUR	—	—	—	727,251	—	—	—	—	—
	UF	5,048,365	5,048,365	26,503,915	4,298,866	4,927,736	29,566,418	12,556,064	5,047,664	31,547,896
	GBP	617,596	—	—	2,891,440	—	—	—	—	—
	ARS	3,403,221	—	—	968,460	—	—	3,139,550	—	—

Trade creditors and other accounts payable non-current		2,137,049	—	—	2,211,541	—	—	2,005,280	388,695	—
	CLP	—	—	—	—	—	—	1,259,454	—	—
	UF	2,137,049	—	—	2,211,541	—	—	95,853	—	—
	ARS	—	—	—	—	—	—	649,973	388,695	—

Accounts payable to related entities non-current		1,452,471	—	—	1,664,255	—	—	742,465	377,822	826,953
	UF	1,452,471	—	—	1,664,255	—	—	—	—	—

Deferred tax liabilities		1,850,812	5,330,231	18,749,056	15,618,791	13,811	9,370,430	13,822,249	12,588	9,390,594
	CLP	1,850,812	5,330,231	18,749,056	15,618,791	13,811	9,370,430	13,822,249	12,588	9,390,594

Severance indemnity obligations non-current		—	1,841,740	—	—	1,606,683	—	—	1,582,919	—
	CL	—	1,841,740	—	—	1,606,683	—	—	1,582,919	—

Total non-current liabilities		23,847,306	12,220,336	45,252,971	45,947,266	8,373,790	38,936,848	45,138,204	11,992,128	41,765,443
	CLP	1,850,812	7,171,971	18,749,056	15,645,828	1,620,494	9,370,430	16,958,689	1,973,329	10,217,547
	USD	9,190,993	—	—	17,494,950	1,825,560	—	11,738,075	4,582,440	—
	CAD	146,799	—	—	44,675	—	—	—	—	—
	EUR	—	—	—	727,251	—	—	—	—	—
	UF	8,637,885	5,048,365	26,503,915	8,174,662	4,927,736	29,566,418	12,651,917	5,047,664	31,547,896
	GBP	617,596	—	—	2,891,440	—	—	—	—	—
	SEK	—	—	—	—	—	—	—	—	—
	NOK	—	—	—	—	—	—	—	—	—
	ARS	3,403,221	—	—	968,460	—	—	3,789,523	388,695	—
	BRL	—	—	—	—	—	—	—	—	—

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

-To maintain, in an ongoing basis, during all the life of the Line of Negotiable Instruments’, the registration of both, Issuer and the Line in the Securities record maintained by the Superintendence; and to comply with duties and obligations derived .

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

As of December 31, 2010 the Company complies with the aforementioned Protection Rules to Negotiable Instruments Holders.

4)       Viña Concha y Toro S.A. has been involved and probably will continue being as plaintiff in certain legal processes through which mainly seeks to perceive the amounts claimed and that have a nominal total amount of approximately Th$350,000. With a conservative criterion, provisions have been constituted to cover expected losses derived from some of these legal causes.

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

Th file was open to evidence, and both parties are currently producing the evidence offered. The accounting expert evidence constitutes the most relevant evidence, and its preparation is in charge of the accountants designed as technical consultants. On December 15, 2010 the evidence expert reported that has been requested an extension of evidence period while waiting for the presentation of the expert designated by the Tax Authority.

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

6)       The earthquake that occurred in Chile on February 27, 2010 affected a significant portion of the Chilean territory including our facilities and warehouses. It includes 11 warehouses in Peumo, Pencahue and Lontue.

The Company conducted a thorough evaluation that involved specialized personnel to identify and quantify the damages and potential effects of the earthquake. Such evaluation determined sinister inventory (Th$15,277,743), sinister Property Plant and Equipment (Th$763,629) and expenses for cleaning, wreckage removal (ThCh$908,639) and repairs (Th$3,681,277) for a total of Th$20,631,288 and therefore a charge was recorded in Other expenses by function in the consolidated statement of net income for the year ended December 31, 2010.

During the claim process the company received Th$21,294,138, of which Th$20,631,288 was offset against the expenses and impairment recognized in the caption `Other expenses by function’ in the consolidated statement of net income for the year ended December 31, 2010, on the basis that the Company has an insurance contract under which it can make a claim for compensation; the loss event that creates a right for the Company to assert a claim at the reporting date had occurred and the claim is not disputed by the insurance company. The remaining amount of’ Th$662,850 was recognized in liabilities in caption Trade accounts payable and other current accounts payable in the in the consolidated statement of financial position as of December 31, 2010.

We anticipate that the amount of the final insurance settlement, net of deductible, will significantly exceed the initial loss of ThCh$20,631,288. It is not expected that any amounts received to date from the insurer will be refunded.

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Chilean pesos)
For the year ended as of December 31, 2010 and 2009 and as of January 1, 2009

NOTE 35. SUBSEQUENT EVENTS

In April of 2011, the Company purchased 100% of the capital stock of Fetzer Vineyards from Brown-Forman Corporation. This transaction closed in April 15, 2011. The acquisitions agreement related to this acquisition is included in this Annual Report as Exhibit 4.3.

On July 13, 2011, Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. subscribed an agreement with Banfi Vintners, current distributor of Concha y Toro’s product in United States, to create a new company between them, called Excelsior Wine Company, LLC. to be registered in Delaware State, US. Excelsior Wine Company, LLC. will be managed by Banfi and VCT USA, Inc.

Excelsior Wine Company, LLC. will distribute in the United States the Chilean wines of Concha y Toro and the Argentine wines of Trivento. Also, it will distribute the brands “Little Black Dress” and “Five Rivers” that belong to our subsidiary in California, Fetzer Vineyards.

Regarding the rest of the brands related to our recent acquisition of Fetzer Vineyards by Concha y Toro, which include the brands “Fetzer”, “Bonterra”, “Jekel”, “Sanctuary” and “Bel Arbor” among others, its distribution will be handled directly by Fetzer Vineyards through the creation of an internal unit of Sales and Marketing.

Other relevant information:

a)	The Share Capital of Excelsior Wine Company, LLC is US$1,000,000.- (one million US Dollars)

b)	VCT USA, Inc. entered US$500,000.- (Five hundred thousand US Dollars) at the date of Incorporation.

c)	VCT USA, Inc. has 50 Shares, which correspond to 50% of the Share Capital of Excelsior Wine Company, LLC.

d)	Viña Concha y Toro S.A. is the indirect owner of 50% of Excelsior Wine Company, LLC. As it is the sole owner of VCT USA, Inc.

e)
The financial implications related to the incorporation of Excelsior Wine Company, LLc. In Viña Concha y Toro S.A. will be expressed in its results using the participation method. The expected annual effect, after tax, for VCT USA, Inc. (considering calendar year) will be between US$1,500,000.- and US$2,000,000.- approximately up to December 31st, 2013; and between US$3,500,000.- and US$4,500,000.- approximately per year from January 1st, 2014. The difference between the expected financial results in the period that finalize in December 2013, and the expected financial results in the period starting January 2014, is consequence of the agreement reached between VCT USA, Inc. and Banfi, that refers to the profit distribution of Excelsior Wine Company, LLC. Until December 31st, 2013, VCT USA, Inc has the right to 20% of the net profits of Excelsior Wine Company, LLC. and from the 1st of January, 2014, VCT USA, Inc. will have the right to 50% of the net profit of Excelsior Wine Company, LLC.

Management is not aware of any other significant events that occurred between December 31st, 2010 and the date of issuance of these consolidated financial statements that may significantly affect its exposure and/or interpretation.