Form 20-F
period 2011-12-31
CONCHA Y TORO WINERY INC
filed 2012-04-30
CIK 930543

As filed with the Securities and Exchange Commission on April 30, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report For the transition period from to

Commission File number 001-13358

____________

Viña Concha y Toro S.A.

(Exact name of Registrant as specified in its charter)

_____________

Concha y Toro Winery Inc.

(Translation of Registrant’s name into English)

_____________

Republic of Chile

(Jurisdiction of incorporation or organization)

_____________

Casilla 213

Nueva Tajamar 481

Torre Norte, Piso 15

Santiago, Chile

(562) 476-5000

(Address and telephone number of principal executive offices)

_____________

Andrés Izquierdo

(562) 476-5923

aizquierdo@conchaytoro.cl

Nueva Tajamar 481

Torre Norte, Piso 15

Santiago, Chile

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

_____________

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

-ii-

CERTAIN DEFINED TERMS

Unless otherwise specified, all references to “U.S. dollars,” “dollars” or “US$” are to United States dollars and all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos. “UF” refers to the Unidad de Fomento, an accounting unit used in Chile. The exchange rate between the UF and the Chilean Peso is constantly adjusted to inflation so that the value of the Unidad de Fomento remains constant. Viña Concha y Toro S.A. (“Concha y Toro” or the “Company”), a corporation (sociedad anónima abierta) formed under the laws of the Republic of Chile (“Chile”), publishes its consolidated financial statements in Chilean pesos.The audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 2010 and 2011 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2011 (the “Consolidated Financial Statements”) contained in Item 18. Unless otherwise specified, financial information regarding the Company is presented in constant Chilean pesos as of December 31, 2011 in accordance with the International Financial Reporting Standard (“IFRS”) as adopted by the International Accounting Standards Board. Amounts in tables appearing in this Annual Report may not total due to rounding. “The Exchange Act” refers to the U.S. Securities Exchange Act of 1934.

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

TRADEMARKS

This Annual Report includes trademarks, such as “Casillero del Diablo®”, “Fetzer®” and “Bonterra®,” which are protected under applicable intellectual property laws and are the property of the Company. This Annual Report also contains trademarks, service marks, trade names and copyrights, of other companies, such as “Miller® beer” and “Johnnie Walker® whisky” which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks and trade names.

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

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk factors identified in Item 3 — “Key Information — Risk Factors” of this Annual Report and in the Company’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on October 13, 1994 (No. 33-84298) and incorporated by reference hereto, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials and employee costs, future exchange and interest rates, changes in tax rates and future business combinations or dispositions, and the extent to which the Company can continue to plant vines and developing corresponding infranstructure.

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:	KEY INFORMATION

Selected Historical Financial Data

The following table presents selected consolidated financial data, under the captions “Consolidated Statement of Income Data — IFRS,” for the years ended December 31 2009, 2010 and 2011, and “Consolidated Balance Sheet Data — IFRS,” as of December 31, 2010 and 2011. The audited Consolidated Financial Statements are prepared in accordance with IFRS. This information should be read in conjunction with the Consolidated Financial Statements including the notes thereto (the “Notes”), included in Item 18 herein and the statements in Item 5 — “Operating and Financial Review and Prospects”. All information is presented in Chilean pesos.

As of and for the Year Ended December 31,

	2009	2010	2011
	Ch$	Ch$	Ch$
(Expressed in millions of constant Ch$ and millions USS,
except financial ratios as per Share amounts)
Consolidated Income Statement Data
Amount in Accordance with IFRS
Revenue from sales	354,419	374,019	422,735
Operating income (1)	46,599	46,023	61,179
Non-operating income (expense), net	8,279	5,619	2,344
Net income	45,278	41,919	50,482
Net income per Share	61.39	56.12	67.58
Net income per ADS(2)	1,227.8	1,122.3	1,351.6
Dividend declared per Share(3)	23.70	22.45	26.00
Weighted average number of Shares Outstanding(4)	747,005,982	747,005,982	747,005,982
Consolidated Balance Sheet Data
Total assets	576,774	585,559	774,130
Long-term financial debt	62,772	49,959	177,715
Shareholders’ equity	342,972	370,675	398,504
Issued Capital (5)	78,960	84,179	84,179
Selected Financial Ratios(6)
Operating margin	13.1%	12.3%	14.5%
Net Margin	12.8%	11.2%	11.9%
Financial debt to equity	29.1%	21.8%	57.9%
Debt to capitalization	22.5%	17.9%	36.7%

(1)	It includes Gross Revenue, Distribution cost and Administrative expenses and Other Income by Function. In 2011 Other Income by Function considers the payment of the earthquake insurance, making an extra profit of Ch$19,555 million before taxes (Note 32 of the Consolidated Financial Statements).

(2)	Determined by multiplying per share amounts by 20 (1ADS = 20 Shares).

(3)	Dividends per share are espressed in historical pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year.

(4)	Calculated on the basis of the number of shares outstanding and fully paid together with the pro-rata portion of the number of share outstanding but not yet fully paid for each period.

(5)	In 2009 and 2010 this concept was disclosed in two separate accounts (Capital stock and Aditional paid-in-capital-share premiun).

(6)	These ratios, which are expressed as percentages, were calculated as follows: Operating margin = (Operating income)/(Revenues from sales); Net Margin = (Net Income)/(Revenues from sales); Debt to equity = (Short and long -term borrowing)/(Total sharesholders' equity); Debt to capitalization = (Short and long-term borrowing)/(Short and long-term borrowing plus Total Sharesholders' equity). Ratios presented have been rounded.

Unless otherwise indicated, U.S. dollar equivalent information, except export figures, for information in Chilean pesos, is based on the Observed Exchange Rate for December 31, 2011, which was Ch$519.20 per U.S. dollar. No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

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

The Mercado Cambiario Informal (the “Informal Exchange Market”) is a currency market comprised of exchange houses and money changers in Chile. The Informal Exchange Market reflects the supply and demand for foreign currency and the rate of exchange in the Informal Exchange Market can fluctuate freely, above or below the Observed Exchange Rate. Since 1990, the rate of exchange for pesos into U.S. dollars in the Informal Exchange Market has been similar to that in the Formal Exchange Market. The Observed Exchange Rate as of March 31, 2012 was Ch$487.44 per U.S. dollar.

The following table sets forth the annual high, low, average and year-end Observed Exchange Rates for U.S. dollars for each year indicated and for each month during the previous six months, as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report any buying rate for Chilean pesos.

Annual High, Low, Average and Year-End
Observed Exchange Rate
	Ch$ per US$
Year	High(1)	Low(1)	Average(2)	Period-end
2006	549.63	511.44	530.26	532.39
2007	548.67	493.14	522.69	496.89
2008	676.75	431.22	521.79	636.45
2009	643.87	491.09	559.67	507.10
2010	549.17	468.01	509.98	468.01
2011	533.74	455.91	483.57	519.20
October, 2011	533.74	490.29	510.09	490.29
November, 2011	526.83	494.08	509.73	517.37
December, 2011	522.62	508.67	517.26	519.20
January, 2012	518.20	485.35	499.96	488.75
February, 2012	487.73	475.29	480.89	476.27
March, 2012	491.57	480.62	485.90	487.44

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

In effect, the 2010-2011 season was characterized by normal climatic conditions, absence of rain and a long harvest period. The harvest in 2011 was the highest of Chilean history with 1,062 million liters, a 16.7% increase from 2010. This record production in 2011 followed a 2010 harvest wich was influenced by the earthquake of February 2010. Future freezes or drought conditions in Chile could severely affect the quantity or quality of the production of wine by the Company. Most of the Company vineyards have drip irrigation; accordingly, the impact of a drought on the Company’s vineyards would be mitigated. See Item 4 — “Information on the Company — Chilean Wine Industry Overview.”

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

Dependence on Distributors. The Company relies on distributors to sell its products in export markets. In 2010 and 2009, the largest distributor was Banfi Products Corporation (“Banfi”) in the United States, wich represented 11.7% and 12.7% of the Company’s total exports revenues in these years respectively. In July 2011, Excelsior Wine Company (see Exhibit 4.4), a new joint venture between Concha y Toro and Banfi, was created to import and distribute wines in the U.S.

In 2011 the largest distributor was Mitsubishi Coporation (“Mitsubishi”) who serves the Japanese market. Sales to Mitsubishi represented 2.6% of the Company’s total export revenues both in 2011 and 2010; and 1.7% and 1.9% of total revenues in 2011 and 2010, respectively. Sales to the Company’s five largest distributors, excluding Banfi, represented 10.4% and 10.6% of total export revenues in 2011 and 2010, respectively. The Company has written agreements with most of its distributors—usually one– to two–year terms, automatically renewable. In addition, the Company’s strategy to expand sales in major export markets is to a large extent dependent on the performance of its distributors. See Item 4 — “Information on the Company — Business Overview — Company Sales — Export Markets — Distribution in Export Markets.”

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

The Company has a license from Tetra Pak de Chile Comercial Ltda. (“Tetra Pak Chile”) to package wine in Tetra Brik packages and purchases these unassembled pre-printed packages from Tetra Pak Chile. Wine sold in Tetra Brik packages accounted for approximately 63.4% and 48.5% of the Company’s domestic sales by volume and value, respectively, in 2011 and 65.6% and 50.8%, respectively, in 2010. Although the Company believes that alternate suppliers are available, an interruption in the supply of Tetra Brik packages to the Company for any reason could result in a short-term materially adverse effect on the Company’s operations. See Item 4 — “Information on the Company — Business Overview — Bottling.”

The Company currently relies on approximately 773 outside vineyards for supplies of grapes and approximately 84 producers for bulk wine. In 2011, approximately 68%, of the grapes used in the production of the Company’s premium, varietal and, bi-varietal wines were purchased by the Company from independent growers in Chile. Additionally, in 2011, the Company purchased grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company. Most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year. In 2011, the Company had long-term contracts with up to approximately 34% of its growers.

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

Dependence on Consumer Spending. The success of the Company’s business depends on a number of factors which may affect the level of consumer spending and consumer spending patterns in Chile and in the Company’s export markets, including the general state of the economy, tax rates, the deductibility of business entertainment expenses under applicable tax laws and consumer preferences, confidence and income. As widely reported, the worldwide and Chilean economies have experienced adverse conditions in the past and may be subject to further deterioration for the foreseeable future, due to the slow pace of the economic recovery worlwide. The Company is subject to risks associated with these adverse conditions. These conditions include economic slowdown and its impact on consumer spending in Chile and in the Company’s export markets can affect the quantity and price of wines that customers are willing to purchase. Such changes may result in reduced demand and lower prices for the Company’s products, limitations on the Company’s ability to pass through increased taxes and higher product costs to price-sensitive consumers, increased levels of selling and promotional expenses and decreased sales of the Company’s higher-priced premium and varietal wines. Consequently, changes in consumer spending could have a materially adverse effect on the Company. See Item 5 — “Operating and Financial Review and Prospects.”

Acquisitions and Dispositions. The Company ocassionally engages in acquisitions of businesses and additional brands. We cannot assure that we will be able to find and purchase businesses at acceptable prices and terms. The Company also faces risks involved in integration of acquired businesses and personnel into the Company’s existing systems and operations, and to bring them into conformity with our trade practice standards, financial control environment and reporting requirements. Integration involves significant expense and management time and attention, and may otherwise disrupt the Company’s business. The Company’s recent acquisition of Fetzer Vineyards in April 2011 poses challenges and may impact the Company’s future performance. Brand or business acquisitions also may expose the Company to unknown liabilities, the possible loss of key customers and/or employees knowledgeable about the acquired business, and risks associated with doing business in countries or regions outside Chile, political climates, and legal systems and/or economies, among other risks. Acquisitions could also result in the incurrence of additional debt and related interest expenses, issue additional shares, and become exposed to contingent liabilities, as well as to experience dilution in earnings per share and reduction in return on average invested capital. The Company may incur future restructuring charges or record impairment losses on the value of goodwill and/or other intangible assets resulting from previous acquisitions, and may not achieve expected synergies, cost savings or other targets, all of which may negatively affect financial results. The Company evaluates from time-to-time potential dispositions that may no longer meet our growth, return and/or strategic objectives; such dispositions may impact the Company’s financial results, and we cannot predict the terms or conditions of such dispositions, nor expect to find acceptable buyers in a timely manner. Expected cost savings from reduced overhead relating to the sold assets may not materialize, and the overhead reductions could temporarily disrupt the Company’s other business operations. Any of these outcomes could impact the Company’s financial results.

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

The Company’s Estatutos (the “By-Laws”) provide that all legal actions brought by shareholders in their capacity as such, or among shareholders and the Company, must be submitted either to resolution by the ordinary courts of Chile or to arbitration in Chile by an arbitrator chosen by mutual consent of both parties. If the parties cannot select an arbitrator acceptable to both, an arbitrator will be appointed by the ordinary courts of Chile who will have to have served during the last 3 years as an assistant member of the Chilean Supreme Court. The By-Laws also provide that the arbitrator would act as an árbitro arbitrador, who under Chilean law would not be required to apply any particular body of law or procedures (except as a matter of public policy) and would be authorized to decide the matter in accordance with his or her view of what is just and equitable. Because an arbitrator is not required to apply any particular body of law or procedure to decide a matter, it is not clear that an arbitrator would consider a claim predicated upon U.S. federal securities laws. Under Chilean law, therefore, there is uncertainty regarding the ability of ADS holders to bring actions against the Company or its officers, directors or advisors based upon U.S. federal securities law, whether in Chilean courts or arbitration proceedings.

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

Risks Relating to Chile

Dependence on the Chilean Economy. As of December 2011, 83% of the Company’s assets were located in Chile. In 2011 and 2010, sales in the Chilean market accounted for approximately 22.6% and 23.2%, respectively, of the Company’s total revenues. Historically, domestic wine sales show a high degree of correlation with the economic situation prevailing in a country. Accordingly, the Company’s financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile. The main Chilean indicators for 2010 and 2011 were:

•	Real GDP increased 6.1% in 2010 and increased 6.0% in 2011.

•	Private consumption grew 10.0% in 2010 and 8.8% in 2011.

•	The unemployment rate was 7.1% and 6.6% in December 2010 and 2011, respectively. As of February 2012, the unemployment rate was 6.4%, compared to 7.3% in February 2011.

•	As a percentage of GDP, investment in fixed assets was 21.5% in 2010 and 23.2% in 2011.

Source: Central Bank of Chile. (On 2011 the Central Bank of Chile changed the methodology of calculation of GDP and adjusted the prior figures).

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

Volatile and Illiquid Nature of the Market for the Common Stock in Chile. The Common Stock of the Company is traded on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile and the Bolsa de Corredores — Bolsa de Valores (collectively, the “Chilean Exchanges”). The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange and which accounted for over 85% of Chile’s equity trading volume in 2011, had a market capitalization of approximately Ch$ 140,402 billion (aprox US$270.4 billion) as of December 31, 2011 and an average monthly trading of Ch$ 2,309 billion (aprox US$4,447 million). The ten largest companies in terms of market capitalization represented approximately 45.0% of the aggregate market capitalization of the Santiago Stock Exchange as of December 31, 2011. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. The ten most widely-traded stocks in terms of trading volume accounted for approximately 50.8% of all trading volume on the Santiago Stock Exchange in 2011. During 2011, approximately 25.0% of the securities listed on the Santiago Stock Exchange traded an average of 85% or more of the trading days.

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

Because the Company’s export sales are primarily denominated in foreign currencies, changes in these foreign currencies to the Chilean peso may adversely affect the financial condition and results of operations of the Company. Over 77% of the Company’s revenues are related to foreign sales that are denominated in U.S. dollars, Euros, Sterling Pounds, Canadian dollars, Argentine pesos, Brazilian reais and Swedish and Norwegian crowns. Changes in these foreign currencies relative to the Chilean peso may result in operating losses for the Company and its subsidiaries. In order to mitigate the short-term effect of changes in currency exchange rates, the Company enters into, from time to time, forward exchange agreements. See Item 5 — “Operating and Financial Review and Prospects”. The Company completed the acquisition of Fetzer Vineyards in April 2011. This acquisition should further mitigate the short-term effect of changes in the value of the Chilean peso against the U.S. dollar.

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

The Central Bank of Chile relaxed foreign exchange restrictions in 2002, allowing entities and individuals to purchase, sell, keep and remit abroad foreign currency without restrictions, although the Central Bank of Chile still requires reports of such transactions to be filed with it.

The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of Ch$ 5.2 million aprox. (US$10,000)); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (e.g., payments regarding import and export transactions, etc.).

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

Differences in Corporate Disclosure and Accounting-Taxation Standards. The principal objective of Chile’s securities laws governing publicly traded companies, such as the Company, is to promote disclosure of all material corporate information to investors. In addition, Chilean law imposes restrictions on insider trading and price manipulation. However, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets and Chilean disclosure requirements differ from those in the United States. These differences may result in fewer protections for holders of ADS than would exist if United States securities laws governed the Company’s domestic securities transactions. Nevertheless, during 2009 a new set of rules were enacted (Law of Corporate Governance N° 20.382) in order to improve the protection of the minority shareholders; these rules focused principally on the following matters:

•	Reducing information asymmetries between shareholders: The Law of Corporate Governance (i) requires the board of directors of a company to generate a set of rules designed to ensure the timely and complete release of information required by the Chilean Securities and Insurance Supervisor (“SVS”), the stock exchange markets and the general public; (ii) requires the board of directors of a company to ensure that all legal and financial information required to be released to the shareholders and the general public, shall not first be disclosed to anyone in the company other than those employees or executives who, because of their position or activity, should know this information before it is made available to shareholders and the general public; and (iii) requires the company to issue a set of rules and procedures regarding variation in or changes to securities prices, applicable to all directors and executives.

•	Strengthening the role of the independent director as a representative of minority shareholders: The Law of Corporate Governance clearly establishes who may serve in a company as an independent director and clearly states the procedure for their election. The Law of Corporate Governance requires at least one independent director on a local director’s committee.

•	Ensuring the Corporate welfare in transactions with related parties: The Law of Corporate Governance provides strict procedures for approving related party transactions. Excluding minor exceptions, transactions with related parties shall have prior approval and shall be carried out only if they promote the corporate welfare.

•	Long distance voting for shareholder’s meetings: The Law of Corporate Governance also authorizes long distance voting for shareholder’s meetings according to general rulings issued by the SVS.

•	New right of retirement scenario: The Law of Corporate Governance includes the right of the minority shareholders to force the controlling shareholder to purchase their shares if it acquires more than a 95% stake of a company.

•	Insider Information: The use of insider information for personal benefit is prohibited under Chilean corporate law.

In 2007 the SVS and the Company began a migration program from local accounting principles (Chilean GAAP) to (IFRS). Since 2010 the Company’s financial statements are presented in accordance with IFRS principles.

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

Inflation. Although inflation in Chile has moderated in recent years, Chile has historically experienced high levels of inflation. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on the Company’s financial condition and results of operations. The annual rates of inflation for 2011, 2010 and 2009 were 3.9%, 3.0% and -2.3%, respectively.

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

The Company is the largest Chilean producer and exporter of wines in terms of both volume and value, with total sales in 2011 of 271 million liters and Ch$422,735 million.

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

The Company’s first initiative toward the development of more complex wines was the launching of Casillero del Diablo in 1965. Casillero del Diablo was made from selected grapes and aged two years longer than the standard Cabernet Sauvignon then being produced. Today, Casillero del Diablo is the largest seller among the Company’s premium wines. In the past eight years, the Company has focused its marketing efforts on the Casillero del Diablo brand. Through a global marketing campaign launched in August 2001 and with a new packaging originally unveiled in 2002, the Company’s target is to transform Casillero del Diablo into a global brand. In 2011, sales of Casillero del Diablo totaled 3.1 million cases.

The Company has produced sustained growth in recent years in all areas of its business, maintaining its position as the undisputed leader in the Chilean wine industry. Concha y Toro has strongly penetrated the principal external markets, where the brand enjoys high recognition and growing brand preference. Different factors have contributed to the Company’s strength in both the domestic and external markets. Most notable are its investments in the latest technologies and production techniques for producing premium and super-premium wines, the growth and constant innovation in its own production and the launching of new products in the premium segment. In addition, the Company has a solid distribution network that complements an export strategy based on the market diversification and constant expansion. In terms of the brand marketing, in 2010 the Company entered into a sponsorship agreement with the Manchester United, the most popular soccer team in the United Kingdom and one of the world’s most recognized sporting brands.

The Company also believes that it has competitive advantages in export markets due to the lower production costs in Chile as compared to the costs faced by its competitors in other principal wine-making countries, such as the United States.

The Company conducts its operations directly and through subsidiaries. The Company’s distribution business in Chile is conducted through its wholly-owned subsidiary Comercial Peumo Ltda. (“Comercial Peumo”). In December 2000, the Company formed a fully-owned sales and distribution subsidiary in the United Kingdom, Concha y Toro UK Limited (“Concha y Toro UK”). This subsidiary commenced operations in March 2001. In 2008, Concha y Toro established distribution subsidiaries in Brazil, Sweden, Finland and Norway in order to strengthen its sales in those countries. In March 2010, Concha y Toro established a distribution subsidiary in the asian market, choosing Singapore as its base, and in April 2011, the Company completed the acquisition of Fetzer Vineyards in the United States. In July 2011, the Company entered into a joint venture with Banfi to import and distribute Concha y Toro, Trivento and certain brands belonging to Fetzer into the U.S. market.

The Company’s wholly-owned subsidiary, Sociedad Exportadora y Comercial Viña Maipo SpA. (“Viña Maipo”), currently exports Viña Maipo brand wines and holds investments in affiliated companies. The Company’s wholly-owned subsidiary, Viña Cono Sur S.A., is involved in the sale, both in the local and export market, of Cono Sur and Isla Negra brand wines. In 1996, the Company, through Comercial Peumo and Viña Maipo, acquired Viña Patagonia S.A. (“Viña Patagonia”), the Company’s first non-Chilean subsidiary. In 2001, Viña Patagonia changed its trading name to Trivento Bodegas y Viñedos S.A. (“Viña Trivento” or “Trivento”) to reinforce the marketability of Trivento, its main brand and range of wines. Viña Trivento is located in Mendoza, Argentina.

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

In 1997, the Company and Baron Philippe de Rothschild S.A. (“Rothschild S.A.”) formed a joint venture company organized under the laws of Chile, named “Baron Philippe de Rothschild - Concha y Toro S.A.” The joint venture company changed its name to Viña Almaviva S.A. in June 1998 (“Viña Almaviva”). The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto to and owns 50% of the capital of Viña Almaviva. Viña Almaviva is producing a “Primer Orden,” or first-growth wine, the first of its kind ever produced in Chile. Primer Orden wines are regarded to be the equivalent of Grand Cru Classé wines from the Bordeaux region of France. In 1998, Viña Almaviva launched its first Primer Orden wine from its 1996 harvest under the name “Almaviva.” Worldwide distribution of Almaviva, in all countries except for Chile and the U.S., is handled by Bordeaux Negociants. Distribution of Almaviva in Chile is handled by the Company.

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

On April 15, 2011, the Company closed the acquisition of Fetzer Vineyards and related assets that Brown-Forman Corporation owned in California. This acquisition contemplated a portfolio of brands with positioning in the American market, including: Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary and the license of the brand Little Black Dress wines. The brands acquired represented a volume of 3.1 million cases and sales of Ch$ 73,010 million (aprox US$ 156 million) in the year 2010. The acquisition also included 429 hectares of owned and leased vineyards in Mendocino County, California, warehouses and production capacity for 36 million liters (in Hopland, California) and 6 million liters (in Paso Robles, California), and a bottling plant. The purchase price for the transaction was Ch$ 112,157 million (aprox. US$ 216 million) (subject to adjustment following the closing). The key facilities are located in Hopland, California and employ approximately 260 people.

In connection with the April 2011 acquisition of Fetzer Vineyards, the Company and Brown Forman entered into a transition services agreement. Among others, for a limited period of time Brown-Forman agreed to provide to the Company certain transitional services (agency, marketing, distribution, IT systems, human resources, and other related services) relating to Fetzer. The duration of these services were different: Sales and Marketing Services were used until the end of December 2011, whereas the Administrative services were either not used or used for less than a month from the date of acquisition (April 15th, 2011). Fetzer also will continue to supply its products to Brown-Forman for a limited period.

On July 13, 2011, Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. subscribed an agreement with Banfi Vintners, current distributor of Concha y Toro’s product in United States, to create a new company between them, named Excelsior Wine Company, LLC. to be registered in Delaware. Excelsior Wine Company, LLC. will be managed by Banfi and VCT USA, Inc. Excelsior Wine Company, LLC. will distribute the Chilean wines of Concha y Toro and the Argentine wines of Trivento in the United States. Also, it will distribute the brands “Little Black Dress” and “Five Rivers” that belong to our subsidiary in California, Fetzer Vineyards. A copy of the Limited Liability Agreement of Excelsior Wine Company, LLC was previously filed and is listed as Exhibit 4.4 in this Annual Report (See Item 19 – “Exhibits”).

Regarding the rest of the brands related to Fetzer Vineyards of Concha y Toro, which include the brands “Fetzer”, “Bonterra”, “Jekel”, “Sanctuary” and “Bel Arbor” among others, their distribution will be handled directly by Fetzer Vineyards through the creation of an internal unit of Sales and Marketing.

(The Share Capital of Excelsior Wine Company, LLC is US$ 1,000,000. VCT USA, Inc. contributed US$ 500,000 at the date of Incorporation. VCT USA, Inc. has 50 Shares, which correspond to 50% of the Share Capital of Excelsior Wine Company, LLC. Viña Concha y Toro S.A. is the indirect owner of 50% of Excelsior Wine Company, LLC as it is the sole owner of VCT USA, Inc.)

The financial implications related to the incorporation of Excelsior Wine Company, LLC into Viña Concha y Toro S.A. will be expressed in its results using the participation method. The expected annual effect, after tax, for VCT USA, Inc. (considering calendar year) will be between US$ 1,500,000.- and US$ 2,000,000.- approximately up to December 31st, 2013; and between US$ 3,500,000.- and US$ 4,500,000.- approximately per year from January 1st, 2014. The difference between the expected financial results in the period that finalize in December 2013, and the expected financial results in the period starting January 2014, is consequence of the agreement reached between VCT USA, Inc. and Banfi, that refers to the profit distribution of Excelsior Wine Company, LLC. Until December 31st, 2013, VCT USA, Inc has the right to 20% of the net profits of Excelsior Wine Company, LLC. and from the 1st of January, 2014, VCT USA, Inc. will have the right to 50% of the net profit of Excelsior Wine Company, LLC. During 2011, sales of Excelsior totaled Ch$ 24,523 million.

At the end of 2011, VCT & DG Mexico, a joint venture between Concha y Toro and Digrans SA (the distributor for the Mexican market) was established. VCT & DG Mexico will start operations in the first half of 2012 and it will take care of the distribution in Mexico. This joint venture is 51% owned by Concha y Toro and 49% owned by Digrans.

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

Following this strategy, the Company has invested around Ch$366 billion (not including capitalized interest) over the last ten years in land, vineyards, infrastructure and other wine business, in order to increase its own production, and in April 2011 acquired land, production and storage facilities in California, United States. It has also introduced the highest level technology to its production methods in the wine-making area, always with the objective of improving the quality of its wines. There has also been a constant development of new products, investigation into new grape varieties and incorporation of new grape-producing valleys.

In the commercial area, the global distribution network has been strengthened with the opening of the Company’s own distribution offices in key markets.

At the same time, it has developed in Argentina the same business model as used in Chile. Viña Trivento seeks sustained growth for its exports, reflecting the acceptance of Argentine wines in the principal markets.

In 2011, the Company made approximately Ch$139,113 million (approximately US$268 million) of capital investments, the highest in the history of the Company, which included the acquisition of Fetzer Vineyards (Ch$112,157 million) and Southern Brewing Company (Ch$1,400 million), it also included new vineyards, development of new vineyards, increasing the vinification and cellar capacity and buying new agriculture machinery. The estimated capital expenditure budget for 2012 would be around Ch$28,900 million, to support expected future growth in sales through planting of new vineyards and expanding production capacity. Investments mainly comprise acquiring and planting new vineyards, the construction of storage and vinification facilities, expansion of the bottling plant and acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines, however, this figure is preliminary and still needs to be approved by the board of directors. The Company expects to continue planting wine vines and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile and the United States. The Company believes that a key factor in its past success and in any future success is its ability to maintain competitive prices while improving the quality of its wines. In order to increase its market share in the domestic market, the Company has maintained price competitiveness with beer and wine from other producers, introduced new wines targeted at different consumer segments and increased marketing and advertising support for its products. In export markets, the Company believes that it can continue to consistently offer high-quality wines at competitive prices in the premium, varietal and bi-varietal segments and that such wines can successfully compete with the best European, Australian, South African and U.S. wines. See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategies” and “ — Export Marketing Strategy.”

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

Luján de Cuyo Region. Luján de Cuyo is located in the upper part of the Mendoza River, 22 kilometers (13.7 miles) to the south of Mendoza city. The altitude in this area ranges form 650 to 1,060 meters (from 2,132 to 3,478 feet) above sea level. Together with Maipú, it constitutes a traditional grape-growing region known as “First Zone”. This First Zone is excellent for growing red varietals, Malbec in particular. Its soil is alluvial and sandy, somewhat organically poor but with very good drainage characteristics. Day and nighttime temperatures vary by approximately 14ºC, which favors the production of red wines.

Maipú Region. The Maipú region is located in the upper part of the Mendoza River, 18 kilometers (11 miles) to the southeast of the city of Mendoza, next to Luján de Cuyo. Its altitude is 790 meters (2,592 feet) above sea level. The area is suitable for the production of red grapes such as Malbec and Cabernet Sauvignon.

Tunuyán Region. Tunuyán is located 80 kilometers (49 miles) southwest of Mendoza city and, together with Tupungato and San Carlos, forms the Uco Valley. This valley rises to 1,400 meters (4,593 feet) above sea level, the highest grape-growing altitudes in Mendoza. Because of the altitude and proximity to the Andes, the Uco Valley has a cooler climate than the First Zone, which makes this region oriented towards the production of white varietals and certain red ones. Daytime and nighttime temperatures vary by approximately 25ºC, an ideal range for the development of optimum color and tannins in the grapes. Its soils are stony, sandy and very permeable, lacking in drainage or salinity problems.

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

Wine Producing Regions – United States. The Company believes that the wine regions of California are capable of producing world class wines and will complement the export products currently being made in Chile and Argentina.

Mendocino Region. With a remarkable 25% of its total vineyards recognized as Certified Organic, Mendocino County holds the distinction of being the nation’s pacesetter for “green wine” production. Situated just north of Sonoma County and roughly 90 miles north of San Francisco, Mendocino makes up a vital - if not always well-known - part of California’s expansive North Coast appellation. Thanks to its consistently cool climate, Mendocino is home to some of the country’s foremost sparkling wine producers. Pinot Noir is also a big player in Mendocino.

San Luis Obispo Region. Midway between San Francisco and Los Angeles, the San Luis Obispo-wine region is comprised of three pristine viticulture areas: the Edna Valley, Arroyo Grande Valley and Avila Valley. Most wineries are well known for their hand-crafted bottlings of Pinot Noir, Chardonnay, Syrah, Grenache, Viognier, Zinfandel and more.The marine influence of the nearby Pacific Ocean provides a mild summer and warm fall, resulting in an unusually long growing season. Combined with the region’s rocky volcanic soils, these growing conditions produce fruit with intense varietal character and complex flavors that are typically found in the world’s greatest wine regions.

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

Chile is one of the few countries where pre-phylloxera Bordeaux cuttings are widely used and as such, phylloxera has not been found in Chile to date. The Company still uses the original French root varieties, introduced from France approximately 125 years ago, which remain free of this pest. To protect itself from the possibility of phylloxera infestation, the Company carefully screens all cuttings before planting. Regulations imposed by the Chilean Agriculture Service require that all vegetation introduced into the country be isolated under observation for a period of two years. There can, however, be no assurance that the Company’s and other Chilean producers’ vineyards will remain free of phylloxera infestation. Infestation would have a materially adverse effect on the Company and its production of grape crops.

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

As of December 2011, the Company had approximately 11,816 arable hectares (approximately 29,200 acres) on 43 owned and 7 leased vineyards in the Limarí, Aconcagua, Casablanca, San Antonio, Maipo, Cachapoal, Colchagua, Curicó and Maule Valleys of the Central Zone in Chile, on 8 vineyards in the Maipú, Tupungato, Rivadavia, San Carlos, Luján de Cuyo and San Martín regions, all located in Mendoza, Argentina, and on 16 vineyards in Mendocino and San Luis Obispo in California. As of December 2011, more than 85% of the arable land owned or leased by the Company is planted with wine-producing grapes in various stages of maturity. Approximately 67% of the Company’s planted hectares in Chile are planted primarily with five types of noble grapes: Cabernet Sauvignon, Merlot, Carmenere, Chardonnay and Sauvignon Blanc. In recent years, the Company has increased the planting of these five varieties of grapes in response to increasing consumer demand in the United States, Europe and Asia for premium and varietal wines. In Argentina, 45% of the Company’s vineyards are planted with the Malbec variety, in line with the demand for Argentine wines in the export markets, especially in the U.S. market. Approximately 66% of the Company’s planted hectares in United States are planted primarily with three types of noble grapes: Cabernet Sauvignon, Merlot and Chardonnay. The Company believes that with the plantings of these noble grape varieties in Chile, Argentina and United States, it should be able to respond to the shift in consumer demand for premium and varietal wines made from these varieties of grapes. There can be no assurance, however, that consumer demand for these wines will increase in absolute terms or that consumption of wines produced by the Company from these varieties of grapes, as opposed to those produced by its competitors, will increase. In addition, there can be no assurance that competitors of the Company, either singly or in the aggregate, will not be in a better position to take advantage of changing consumer demand patterns for premium and varietal wines, by reason of planted acreage or otherwise.

The Company’s remaining land under cultivation is planted mainly with Syrah, Pinot Noir, Malbec, Viognier, Pinot Blanc, Pinot Gris, Chenin Blanc, Riesling, Gewurztraminer and Sangiovese grapes.

The Company expects that the vines planted in 2008 will be in full production in 2012.

The table below shows the Company’s currently-producing and newly-planted vineyards by valley as of December 2011.

	Currently Producing	Plantings 2008-2011	Total Vineyards Planted	Fallow	Orchards (1)	Total Arable
Vineyards	(in hectares)

Chile
Limarí Valley	605	435	1,040	242	—	1,283
Aconcagua Valley	—	99	99	1	—	100
Casablanca Valley(2)	380	33	413	13	—	426
Leyda Valley	130	—	130	—	—	130
Maipo Valley	897	64	961	29	—	990
Cachapoal Valley - Rapel Valley	1,059	198	1,257	382	47	1,687
Colchagua Valley - Rapel Valley(3)	1,512	424	1,936	371	—	2,307
Curicó Valley	488	197	685	16	—	701
Maule Valley	1,749	531	2,280	233	—	2,513

Total Chile:	6,822	1,980	8,802	1,287	47	10,137

Argentina
Mendoza Valley	956	178	1,134	76	—	1,210

Total Argentina:	956	178	1,134	76	—	1,210

United States
Mendocino Co. Valley	370	3	373	14	3	389
San Luis Obispo Co. Valley	81	—	81	—	—	81
Total United States:	450	3	453	14	3	470

Total General	8,228	2,161	10,388	1,377	50	11,816

(1)	These hectares include 47 hectares of fruit trees planted on the Company’s Peumo and Idahue vineyards in Chile and 3 hectares of fruit tree planted on Butler, McNab vineyards in the United States. This land can be returned to grape production.
(2)	The Company leases three vineyards in the Casablanca Valley (93.73, 125.79 and 27 arable hectares) with leases expiring in 2023, 2028 and 2036, respectively.
(3)	The Company has leased one vineyard with 72 arable hectares since 1993 from Sociedad Protectora de la Infancia (“Protectora”), an unaffiliated, non-profit institution. The lease of this vineyard expires in 2013; however, the lease is cancelable by Protectora with one year’s notice and payment of a penalty. In 2004 the Company leased an 80.6 hectare vineyard in production, from Viñedos Emiliana, this lease expires in 2013. In 2006, the Company leased another vineyard from Viñedos Emiliana with approximately 112 hectares in production; this lease expires in 2018.
(4)	In 2008, Viña Cono Sur leased two vineyards in Colchagua valley comprising of 104.5 arable hectares.

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

Sources of Grapes and Purchased Wine

Grapes are the main raw material in the wine making process. In 2011, approximately 68% of the grapes used in the production of premium, varietal and bi-varietal wines were purchased from third parties. In addition, the Company purchased grapes and bulk wine required to produce approximately 100% of its popular wines. Prevailing prices for grapes at harvest time reflect market conditions.

Company Vineyards. In 2011, approximately 32% of the Company’s production of premium, varietal and bi-varietal wines was from grapes grown on the Company’s owned and leased vineyards in Chile. The Company believes that production of its own grapes offers greater control over costs and quality and improves reliability of supply. To that end, the Company continues to expand its grape production, specially in the premium category, in order to support the volume growth and to be able to improve and control the quality of its wines. The Company’s policy is that, to the extent possible, only grapes grown in the Company’s own vineyards are to be used to produce the Company’s premium wines.

Outside Suppliers. In order to satisfy its need for grapes for the production of premium, varietal, bi-varietal and sparkling wine not otherwise met by its own vineyards, as well as its requirements for grapes and bulk wine for 100% of its popular wines, the Company buys grapes from approximately 773 independent growers in Chile. The identity of such growers, as well as the amounts purchased from them, does not change significantly from year to year and most of these growers have been selling to the Company for many years. The main criteria used to select independent growers are geographic location, the variety of grapes grown and the grower’s farming methods. With the objective of assuring quality production, the Company offers its suppliers technical assistance based on rigorous criteria similar to that which is applied within its own wineries. The Company also purchases small quantities of grapes from entities in which several of its directors, executive officers or members of their families have an interest. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

In accordance with Chilean wine industry practice, most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year. This renewal is not compulsory and depends on the Company’s demand and seasonal market prices. In order to minimize the risk of crop loss, the agreements are entered into between January and April each year, after the grapes have begun to mature and the size of the crop can be more accurately estimated. Delivery schedules are agreed upon according to the degree of ripeness of each grape variety. The management of these outside vineyards is directed by the Company’s own technical personnel and the Company establishes standards regarding the use of pesticides, cultivation, harvest date, transportation system, sugar, acidity and Ph concentration. Selection of the grapes and approval of their quality is carried out by the Company’s technical department. The price of the grapes is proportional to the estimated alcohol content over 12% in the resulting wine. Payment for grapes obtained from independent growers is made mainly in ten interest-free installments throughout the year. In 2011, the Company had long-term contracts with up to approximately 34% of its growers.

Bulk Wine Purchases. The Company purchases wine in bulk from a number of outside suppliers for the wine used in the production of the Company’s popular wines. The Company’s technical department approves such wine purchases. Payments are traditionally made in ten interest-free monthly installments.

Vinification

The Company seeks to use the latest technology in all areas of vinification while maintaining the wine-making traditions of its founders. The Company has twelve wine-making plants in Chile which turn grapes into premium, varietal and bi-varietal wines. The locations of these plants and their production capacity in 2011 are shown below. Additionally, the Company leases plants, mostly to vinify generic grapes for the production of popular wines.

In Argentina, Trivento owns two plants for the vinification and aging of its wines. Additional capacity to meet its vinification needs is leased from third parties.

Fetzer in the U.S. owns two plants for the vinification and aging of its wines in Paso Robles and Hopland.

		Production 2009	Production 2010	Production 2011
Plant	Valley	(in millions of kilograms)

Owned - Chile
Nueva Aurora	Limarí	9.1	11.2	11.4
Puente Alto	Maipo	12.9	11.2	12.1
Lo Espejo	Maipo	5.6	4.6	4.8
Cachapoal	Cachapoal - Rapel	33.1	22.7	30.7
Chimbarongo	Colchagua - Rapel	69.9	48.7	50.4
Cono Sur	Colchagua - Rapel	12.4	10.7	15.3
Peralillo	Colchagua - Rapel	2.3	3.5	4.0
Las Mercedes	Colchagua - Rapel	10.2	8.4	8.2
Lontué	Curicó	28.4	16.6	25.7
Curicó	Curicó	9.7	8.5	11.4
Lourdes	Maule	27.0	23.0	25.7
San Javier	Maule	35.0	32.6	25.2
Total Owned - Chile		255.6	201.7	224.8

Owned - Argentina:
Trivento	Maipú - Mendoza	11.8	16.8	16.2
Tres Porteñas	San Martín - Mendoza	9.5	18.5	16.6
Total Owned - Argentina		21.3	35.3	32.8

Owned - United States:(1)
Paso Robles	Paso Robles	n/a	n/a	2.0
Hopland	Hopland	n/a	n/a	12.3
Total Owned - United States		n/a	n/a	14.3

(1)	Fetzer was acquired on April 2011.

In addition, the Company’s facilities at Pirque have the capacity to produce 10.0 million bottles or 7.5 million liters of sparkling wine per year.

The Company uses a combination of epoxy-lined cement tanks, stainless steel tanks and French and American oak barrels to ferment, age and store its wine. As of December 2011, the Company’s total storage and fermentation capacity in Chile was approximately 357 million liters. Total owned capacity in Argentina was 31 million liters. Trivento rents additional storage facilities, as needed, for its operation. In the United States total storage and fermentation capacity was approximately 51 million liters.

The following table shows the Company’s approximate fermentation and storage capacity by type of container for the years indicated:

		December,
Type of Container	2009	2010	2011
	(in million liters)
Chile:
Epoxy-lined cement tanks	193.5	216.2	216.3
Steel tanks	118.1	128.2	130.3
French and American oak barrels	11.4	10.9	9.9
Chilean wood casks	0.3	0.2	0.2
Total Chile	323.3	355.5	356.7

Argentina:
Epoxy-lined cement tanks	17.2	17.2	17.2
Steel tanks	12.5	12.5	13.2
French and American oak barrels	1.0	0.9	0.8
Total Argentina	30.7	30.6	31.2

United States: (1)
Steel tanks	n/a	n/a	41.2
French and American oak barrels	n/a	n/a	10.0
Total United States	n/a	n/a	51.3

(1) Fetzer was acquired on April 2011.

The Company uses American and French oak barrels for the production of all its premium wines, except Late Harvest. Although the use of oak barrels increases the Company’s winemaking costs, the Company is certain that it enhances the quality of its premium wines. Oak barrels are purchased in several sizes and are treated prior to delivery in accordance with the Company’s needs. Oak barrels are used for up to two years to produce the highest quality premium wines, such as Don Melchor and are then used for another five years to enhance other wines. As of December 2011, the Company had approximately 90,000 French and American oak barrels.

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

In March 2007, the Company leased a bottling plant from Viña Canepa. This plant has five bottling lines with a capacity of 4.5 million liters per month when operating three eight hour shifts per day, six days a week. This plant is located in Lo Espejo, in Santiago.

During 2007 the Company added a new bottling plant and logistic center—the Vespucio plant. This bottling plant includes a modern bottling line imported from Italy with a nominal capacity of 12 thousand bottles per hour when bottling 750 milliliter bottles, and 8 thousand bottles per hour when bottling 1.5 liter bottles,. This bottling line is specially designed to work large orders.

The Company’s bottling plant in Lontué, located 200 kilometers from Santiago, bottles wine in five liter glass jugs and in 0.5 liter, 1 liter, 1.5 liter and 2.0 liter Tetra Brik packages which are made of several layers of paper, aluminum and polyethylene. Similar packages are used worldwide for juice, milk, wine and other products. The Tetra Brik packaging line is completely automated. The Company has a license from Tetra Pak Chile to utilize the Tetra Brik technology and purchases pre-printed unassembled packages from Tetra Pak Chile. The Lontué plant has three Tetra Pak packaging machines with an installed capacity of 16.9 million liters per month based on three shifts operating eight hours a day, six days a week.

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

Storage. The Company has four warehouses for finished wine with the following capacities: Pirque - 306,000 cases; the Vespucio logistic center - 335,000 cases; the Santa Rosa warehouse - 200,000 cases and the Lo Espejo plant-358,000 cases.

Domestic Distribution. The Company has its own direct distribution capacity through its wholly-owned subsidiary, Comercial Peumo. Comercial Peumo has a network of 15 regional offices to service the entire Chilean national territory and 14 Distribution Centers. Its sales force is made up of 157 salespeople, 40 supervisors, 2 business managers, 2 regional sales managers and 4 sales managers by distribution channel. Comercial Peumo serves approximately 15,000 customers throughout Chile, making it the largest wine-oriented distribution company in Chile. The two largest single customers accounted for approximately 11.9% and 10.9% of the Company’s domestic sales in 2011.

A wholly-owned subsidiary, Transportes Viconto, transports bulk wine products between the Company’s cellars, production and bottling facilities and delivers wine products to container ships located in Chilean ports. Transportes Viconto relies on an eight truck fleet, with a complement of trailers and tanks that had transported 130 million liters in 2011 between the wine storage locations and the bottling plants.

Company Sales - Chilean Markets

Domestic Wine Sales. The Company’s domestic sales in liters, excluding sales of bulk wine, in 2009, 2010 and 2011 were approximately 74.2 million liters, 70.4 million liters and 65.1 million liters, respectively, resulting in gross revenues of Ch$53,631 million, Ch$59,100 million and Ch$61,998 million, respectively.

The Company’s bulk wine sales fluctuate from year to year because the Company sells bulk wine in the domestic market to reduce excess inventories. In 2011, sales of bulk wine represented 1.4% of total wine sales in the domestic market.

The Company is the largest wine producer in Chile and according to AC Nielsen, in 2011, the Company had the largest share of the domestic market with a 30.4% share in terms of volume and a 28.2% share in value. The Company competes in all segments of the branded Chilean market and seeks to keep prices competitive to make its products attractive to consumers. Its variety of brands allows it to target different market segments, from its upscale premium Don Melchor to its popular wine lines, while maintaining a competitive price/quality relationship across the range.

The following tables show the Company’s total domestic wine sales in constant Chilean pesos and liters for each of the calendar years indicated:

	Domestic Wine Sales
	2009		2010		2011
	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%
Bottled wine	53,631	99.8%	59,100	99.1%	61,998	98.6%
Bulk	85	0.2%	539	0.9%	897	1.4%
Total	53,716	100.0%	59,639	100.0%	62,896	100.0%

	2009		2010		2011
	Th. Liters	%	Th. Liters	%	Th. Liters	%
Bottled wine	74,235	99.8%	70,435	98.4%	65,119	97.5%
Bulk	161	0.2%	1,155	1.6%	1,681	2.5%
Total	74,396	100.0%	71,590	100.0%	66,801	100.0%

The Chilean wine market can be divided into segments based on the price of a 750 ml bottle. The Company targets the following market segments: popular wines with prices ranging from Ch$500–1000 per liter; bi-varietal (blend) wines with prices ranging from Ch$1000–1,500; varietal wines with prices ranging from Ch$1,890–2,499; premium wines with prices ranging from Ch$3,690–5,000; super premium with prices between Ch$6,990–9,990; and ultra premium with prices over Ch$10,000.

Local Brands and Prices. The table below lists the Company’s major brands by segments of the Chilean wine market and approximate retail prices for each brand per 750 ml bottle as of December, 2011. Prices do not vary by type of wine within brand category.

Segment	Brand	Approximate Retail Price
		(As of December 2011 Chilean pesos)
Ultra Premium	Carmín de Peumo	90,000
	Gravas del Maipo	90,000
	Don Melchor	60,000
	Terrunyo	15,000
	Amelia	15,000
Super Premium	Marqués de Casa Concha	10,000
	Gran Reserva Serie Riberas	7,000
Premium	Trio	4,500
	Casillero del Diablo	4,000
	Late Harvest(1)	2,400
Sparkling	Subercaseaux	3,000
Varietal	Sunrise	1,800
	Santa Emiliana(2)	1,900
Bi-varietal	Frontera	1,500
Popular(3)	Exportación	1,500
	Clos de Pirque	1,400
	Tocornal	1,100
	Fressco Cooler	1,000

________________________

(1)	Late Harvest is a Sauvignon Blanc dessert wine which is only sold in 375 ml bottles.
(2)	The Company has a license from Viñedos Emiliana to bottle and distribute the Company’s wine domestically under Viñedos Emiliana’s labels.
(3)	Popular wine prices are per 1,000 ml.

Local Competition. The Company competes with a number of other Chilean wineries. The Company’s competitors in the premium segment are large and medium-sized Chilean wineries, mainly Santa Rita, Viña San Pedro Tarapacá S.A. (“San Pedro”), Bodegas y Viñedos Santa Carolina S.A., Viña Undurraga S.A., Viña Errázuriz S.A. and Cousiño Macul S.A.. The Company also competes, to a much lesser extent, with small Chilean wineries whose production and sales of premium wines are aimed primarily at export markets. Sales in the popular wine segment are concentrated in wines packaged in Tetra Brik packages. For the Chilean industry in 2011, Tetra Brik sales represented approximately 49.7% of all Chilean sales by volume in the popular wine segment. The Company believes that non-Chilean wineries have negligible sales in Chile because they find it difficult to match the price-value relationship offered by Chilean wineries, especially in the popular wine segment.

Popular wines produced in Chile, including those of the Company, also compete with other beverages such as beer, pisco and soft drinks. For the two month period ended March, the ratio of popular wine price to beer price increased from 1.28 in March 2010 to 1.49 in March 2011, mainly due to an increase in wine prices. In the face of increased competition by other beverages and in order to continue gaining market share, the Company has maintained its marketing efforts in the popular wine segment. See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategies.”

The following table shows the relationship between popular wine and beer prices and the Company’s sales for the years indicated:

Relationship Between Popular Wine and Beer Prices (per liter)

For the two-month period ended March:	2006	2007	2008	2009	2010	2011
Popular average wine price	1,012	944	965	1,045	1,050	1,289
Beer average price	670	677	743	800	822	867
Ratio of popular wine prices to beer prices	1.51	1.39	1.30	1.31	1.28	1.49

________________________

Source: Nielsen Retail Index and Company’s Internal Information. Measurement for the two-month period for supermarket and traditional retail (i.e. liquor and convenience stores) channels.

Domestic Marketing Strategy

The Company is seeking to increase its market share in all segments of the Chilean wine market, especially in the premium and varietal wine segment. The Company believes it is well positioned within this market due to its portfolio of brands, which it believes successfully competes with other wine producers in all segments of the domestic market. In 2011, we saw increases in sales of the Company’s premium wines. We also increased prices for our popular wines, in line with the objective of improving the profitability of our line of products.

In terms of distribution, the strategy of the Company is to be present in all relevant channels for wine sales in Chile, with special focus in supermarkets and the retail channel. Accordingly, the retail sector of the Company has been strengthened both in commercial and marketing terms.

Regarding the portfolio of products, the Company is permanently developing new formats and updating the presentation of its products. Advertising methods and marketing strategies differ depending on whether the targeted segment is comprised of potential consumers of the Company’s premium, varietal, bi-varietal, or popular wines. During 2011, the greatest efforts in advertising were focused on strengthening the Clos de Pirque, Casillero del Diablo, Gran Reserva and Marques de Casa Concha brands in the market through mass media campaigns, including television, radio and press.

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

Comercial Peumo sales of non-wine products in 2010 and 2011 totaled Ch$20,382 million and Ch$24,795 million respectively, with its new business area contributing 25.4% and 28.3%, respectively of sales of Comercial Peumo.

Company Sales - Export Markets

According to the Exporters’ Association, exports of bottled Chilean wine totaled US$ 1,491 million and 664 million liters in 2011, representing an increase of 10.5% in value, in US dollar terms, and an increase of 3.0% in volume terms, as compared to 2010.

Export Sales and Competition. The Company is the largest exporter of Chilean wines on both a volume and value basis, with market share in 2011 of 24.3% and 26.3% (including bulk) respectively, according to the Exporters’ Association. The Company’s bottled wine market share by volume and US$ value was 33.7% and 29.7%, respectively. In 2011. The Company’s closest Chilean competitor in the bottled export segment, in terms of volume and US$ value, reported the equivalent of 12.0% and 10.3% in terms of volume and US$ value, respectively.

The following table sets forth the Company’s export market share among Chilean wine producers, as a percentage of both volume and US$ value for the years 2006 to 2011:

Export Market Share

	Total Wine		Bottled(1) Wine
	Volume	US$ Value	Volume	US$ Value
2005	22.6%	24.3%	32.2%	27.2%
2006	21.9%	25.4%	33.4%	28.3%
2007	22.2%	27.4%	34.9%	30.2%
2008	25.4%	28.3%	37.0%	31.4%
2009	23.8%	28.6%	38.4%	32.3%
2010	24.0%	27.8%	36.6%	31.5%
2011	24.3%	26.3%	33.7%	29.7%

    Source: Vinos de Chile, Exporter’s Association

    (1)     Bottled and bag-in-box

Principal Export Markets. This section describes principal trends and markets for Company sales originated in Chile which include exports to third parties and sales of the Company’s distribution subsidiaries in the UK, Nordic countries, Brazil and Singapore. Company sales in the export market are distributed among the premium, varietal, bi-varietal, sparkling and popular wine segments. The Company also sells bulk wine abroad.

The Company’s bottled export sales in volume in 2009, 2010 and 2011 totaled 158 million liters, 171 million liters and 170 million liters, respectively, resulting in revenues of Ch$250,910 million, Ch$259,927 million and Ch$264,865 in 2009, 2010 and 2011, respectively.

As of December 31, 2011, the Company’s principal regional export markets were Europe, the United States, South America, Central America, Asia and Canada. Each market is unique and there are differences within markets due to variations in local regulations.

	Wine Sales in Export Markets
	2009		2010		2011
	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%
Bottled wine	250,910	98.9%	260,199	99.5%	264,865	100.0%
Bulk	2,795	1.1%	1,346	0.5%	73	0.0%
Total	253,705	100.0%	261,545	100.0%	264,938	100.0%

	2009		2010		2011
	Th. liters	%	Th. Liters	%	Th. Liters	%
Bottled wine	158,175	96.3%	170,927	98.2%	170,145	99.9%
Bulk	6,072	3.7%	3,192	1.8%	216	0.1%
Total	164,247	100.0%	174,119	100.0%	170,361	100.0%

	Percentage of Export Sales by Volume to Regional Export Markets (excluding bulk wine sales)

Market	2009	2010	2011
Europe	53.1%	52.4%	50.2%

United States	17.8%	15.6%	14.7%
Central America, Mexico and the Caribbean	8.4%	9.2%	9.3%
South America	7.4%	8.2%	9.8%
Asia	7.4%	8.3%	9.2%
Canada	4.1%	4.2%	4.2%
Africa/Other	1.8%	2.1%	2.6%

Total	100.0%	100.0%	100.0%

	Sales in Export Markets by Volume to Regional Markets

	2009 Th. liters	2010 Th. liters	2011 Th. liters	Var % 2010-09	Var % 2011-10
Europe	84,025	89,488	85,409	6.5%	-4.6%
United States	28,128	26,664	24,957	-5.2%	-6.4%
Central America, Mexico and the Caribbean	13,253	15,760	15,865	18.9%	0.7%
South America	11,699	14,027	16,646	19.9%	18.7%
Asia	11,714	14,264	15,681	21.8%	9.9%
Canada	6,556	7,186	7,224	9.6%	0.5%
Africa/Other	2,800	3,539	4,363	26.4%	23.3%

Total	158,175	170,927	170,145	8.1%	-0.5%

Europe. In 2011, sales to Europe decreased by 4.6% in volume terms to approximately 85.4 million liters or 50.2% of Company sales volume in export markets. The Company’s European markets can be subdivided into three areas: Germany and non-wine-producing Western Europe, wine-producing Western Europe (except Germany) and Eastern Europe.

The Company believes that greater market opportunities exist in the United Kingdom, non-wine-producing countries of Western and Eastern Europe and Germany. For these countries, in 2011, the significant countries were: the United Kingdom, Sweden, Denmark, the Netherlands and Russia. Among these countries, the Nordic countries (Finland, Sweden, Norway and Iceland) operate under a state-controlled system where each state purchases wine and sells it in its own stores at the retail level. The Company anticipates that in the future, the monopoly system in these countries may be replaced by a private or semi-private sales structure, but believes that because its brands are well known in these areas, the Company’s sales will not be adversely affected as a result. There can be no assurance, however, that such a regulatory change would not have a materially adverse effect on the Company’s sales to such markets. During 2009, the Company started the operations of its own distribution subsidiaries in the Nordic countries of Sweden, Finland and Norway. These subsidiaries are responsible for the distribution of Concha y Toro, Viña Maipo, Trivento and Los Robles wines in these markets. Total sales in these markets in 2011 reached 8.6 million liters, representing a 5.2% decrease as compared to 2010 in terms of volume.

In the United Kingdom, the Company continues to broaden direct distribution to all market segments (i.e. multiples, specialists, cash and carry, wholesalers and independent vendors) and promote on-premise consumption (e.g., sales to restaurants), mainly through its Concha y Toro, Viña Maipo, Cono Sur, Isla Negra, Trivento and Palo Alto brands. Adverse exchange rate and higher cost of wine led the company to raise the price of most of its products. This caused a relevant impact on its more competitive brands Isla Negra and Viña Maipo which explain in great measure the decrease of 9.1% in the company’s sales in the United Kingdom to 5 million 73 thousand cases, compared to a market that decreased 2% in terms of volume.

The Company’s marketing strategy in Germany and the non-wine-producing countries of Western and Eastern Europe focuses on expanding the premium wine segment, particularly with the Casillero del Diablo brand and building brand recognition. Sales to Continental Europe decreased 7.0% in volume, reflecting the economic situation in 2011 and the increase in prices that the Company implemented during this year. The Company sees great potential in this region, with the exception of important wine producing countries such as Georgia, Hungary, Bulgaria and Moldova.

In the major wine-producing countries of Western Europe (e.g., Italy, France, Spain and Portugal), where the Company faces greater competition, the Company’s marketing strategy is to shift from sales of small quantities of super-premium wines to higher volume sales of premium wines in the off trade (supermarkets and wholesale chains).

United States. Sales volume to the U.S. market, including exports from Chile and Argentina, accounted for approximately 29.3 million liters in 2011 and 16.3% of sales volume in export markets. Volumes decreased 2.0% in 2011, according to the Exporters’ Association. In 2011 the U.S. market represented 15% of total Chilean bottled exports, being the second market in volume, and the Company was the leading Chilean exporter to the United States, with a market share in volume at 39.4% of total Chilean wine exported to the US. Wine markets worldwide are divided into segments according to the price range of the wines and competitors differ from one segment to another. According to the wine classification method generally used in the U.S. market, the Company believes that the following wine categories are a representation of the wines sold by the Company in the United States: ultra premium, super premium, premium and popular premium. The Company believes that the Company’s wines would be classified within such categories as follows: ultra premium —Don Melchor, Amelia and Terrunyo; super premium—Marqués de Casa Concha and Gran Reserva Serie Riberas; premium—Trio, Casillero del Diablo, Palo Alto and Xplorador; and popular premium—the Company’s varietal wines and bi-varietals, including Sunrise, Frontera and Viña Maipo varietal wines, among others.

The Company and its Chilean competitors are increasing their participation in the premium segment and establishing a strong presence in the varietal and bi-varietal segments. The Company’s strategy is to focus on sales within the premium and above categories and keep the positions in the varietal categories, specially Frontera. In the United States, the Company’s greatest market strength is in the varietal and bi-varietal segments due to the Company’s competitive price/value relationship. See Item 4 — “Information on the Company — Business Overview — Export Marketing Strategy.”

In the United States, the Company’s products principally compete with other Chilean wines, as well as Californian wines and wines imported from Italy, France, Australia, Spain, Germany, Portugal, Argentina and other wine-producing countries.

Central America, Mexico and the Caribbean. The Company’s 2011 sales volume to Central America, Mexico and the Caribbean totaled 15.9 million liters or 9.3% of the Company’s exports. The primary markets for the Company’s products in this region are Mexico, Costa Rica, Panama and the Dominican Republic. The Company has marketed its wines for more than twenty years in most of the countries in this region and the Company believes it is the largest Chilean exporter of bottled wines in all of these countries. Sales in volume terms increased by 0.7%.

VCT & DG Mexico, a joint venture between Concha y Toro and Digrans SA (“Digrans”), established at the end of 2011, will start operations in the first half of 2012 and it will take care of the distribution in Mexico. This joint venture is 51% owned by Concha y Toro and 49% owned by Digrans.

South America. In 2011, sales to South America increased by 18.7% in volume terms to approximately 16.6 million liters or 9.8% of the Company’s total exports. Annual sales in Brazil increased 1.4% in terms of volume, as compared to 2010. The Company is currently the leading Chilean wine exporter to most of the South American countries, in most of these countries, the Company’s products are sold through exclusive local distributors, with the exception of Brazil where the Company opened a distribution subsidiary at the end of 2008, and in some countries, the Company’s secondary brands are sold by different distributors. Other significant countries in South America are Venezuela, Uruguay, Colombia and Peru.

Historically, export sales to South America have been limited by economic conditions. Chilean wines have traditionally enjoyed favorable customs treatment in South American countries compared with wine produced by nations outside of the region. This advantage may end as these countries lower their tariffs or follow the global trend toward open market economies.

Canada. In 2011, the Company’s sales to Canada increased 0.5% to approximately 7.2 million liters or 4.2% of the Company’s exports. Canada is the fourth largest national export market for the Company in volume and value terms.

The Canadian market is governed by provincial monopolies in nine of the ten provinces and the three territories. The monopolies (or liquor boards) buy and sell all imported (bottled) and locally produced liquors and wines. Each province is autonomous and each provincial liquor board has its own regulations and policies. Each liquor board is also responsible as guarantor of payments to its suppliers. Because the Canadian market is a controlled market, the buying system is highly concentrated and the marketing policies are strictly regulated. The Company believes that even if privatization of the provincial monopolies takes place, its sales will not be adversely affected because its brands are well-known in Canada. However, there can be no assurance that privatization would not have a material adverse effect on the Company’s sales to the Canadian market. The first quarter of2012, the Company opened an office in Canada to serve the Canadian market.

Asia. The Asian market accounted for approximately 15.7 million liters in 2011, equal to 9.2% by volume of the Company’s exports. In 2011, sales volume to Asia increased 9.9% and 17.7% in value consistent with our objective of increasing sales in terms of value at a faster pace than volume. However Japan’s growth was affected by the earthquake and tsunami on March 2011. China, Hong Kong and South Korea grew in 2011 in terms of volume. In 2011, the continued work on brand building and promotional support was fundamental for our strategy of increasing the Company’s presence and value in the region. In 2010, the Company opened it’s own local regional distribution company based in Singapore which has been fundamental for the performance in Asia.

Other. The Company’s 2011 sales to countries in Africa and elsewhere totaled 4.4 million liters or 2.6% of the Company’s exports by volume. The largest market in this category is Mozambique. The first quarter of 2012 the Company opened an office in South Africa to serve this market.

Bulk Wine Exports. In 2011, the Company sold 216 thousand liters of bulk wine overseas representing 0.1% of its exports by volume. Bulk wine sales is a spot business with no long-term commitments. Sales depend on price and availability of wine in Chile and other wine growing countries. The Company purchases almost all of the bulk wine it exports from outside suppliers. The Company expects bulk wine sales to diminish in significance as it continues to promote bottled wine sales. However, bulk wine sales may continue in countries depending on price, demand and availability for such wines.

Distribution in Export Markets. The Company’s products are distributed in approximately 135 countries by independent distributors, including four governmental liquor authorities. In most countries, the Company sells wine through a second and third distributor under the brand names of its subsidiaries Cono Sur, Maipo and Canepa. The Company sells mostly “F.O.B. Chilean port” to its distributors in export markets.

In 2011, the United Kingdom, the United States, Japan, Canada and Brazil were the Company’s five largest national export markets and accounted for 54.6% of the Company’s exports by volume and 54.8% by value. The Company believes that its success in export markets is based on developing good relationships with established distributors and the good price-to-quality ratio of its products. The Company has written agreements with most of its distributors.

Independent Distributors. The Company’s exclusive agent and importer in the United States was Banfi, which imported and re-sold the Company’s products to distributors who service all 50 states. Banfi was the Company’s largest single customer in 2010, purchasing approximately 2.8 million cases of wine which represented 15.3% and 13% of the Company’s Chilean export sales by volume and value, respectively. With the creation of Excelsior Wine Company LLC, in July 2011, a joint venture between Concha y Toro and Banfi, only 51.2% of the bottled exports volume (including Argentina) is sold by independent distributors. Sales to the Company’s five largest distributors, excluding Banfi, represented 10.5% and 10.6% of total export revenues in 2011 and 2010, respectively.

Government Liquor Authorities. In Canada and the Nordic countries, the Company’s wine is sold through government liquor authorities. In such countries, products may be offered as a general listing or a specialty listing. General listings are those that are purchased by liquor boards on a regular basis and require a minimum sales level per period (which varies depending on the Canadian province and from country to country in the Nordic countries). Sales to government liquor authorities represented 9.1% and 12.1% of the Company’s total export sales by volume and value, respectively, in 2011. In all provinces in Canada, the Company operates with agents that work on a commission basis and are responsible for promotion and public relations. The exceptions are Alberta and British Columbia where the local liquor boards are buying from our agents or distributors.

Own Distribution Subsidiaries. In the United Kingdom, the Company’s wholly-owned subsidiary Concha y Toro UK distributes all brands of the Company and its subsidiaries, including Concha y Toro, Cono Sur and Isla Negra, Viña Maipo, Palo Alto and Trivento.

In 2008, Concha y Toro established distribution subsidiaries in Brazil, Sweden, Finland and Norway in order to strengthen its sales in those countries. These subsidiaries started their operations during the first quarter of 2009. The Nordic subsidiaries commercialize all of the Group brands including the Argentine portfolio with the exception of Cono Sur and Canepa. In Brazil, a third party distributor also sells some brands of the Company. In 2010, the company established a distribution subsidiary for the asian market, based in Singapore, which began trading in the last quarter of 2010. In the third quarter of 2011 Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. subscribed to an agreement with Banfi Vintners, former distributor of Concha y Toro’s product in United States, to create a new company between them, named Excelsior Wine Company, LLC, which sarted operations in August 2011. In 2011 a new subsidiary located in Mexico, was created, VCT & DG Mexico SA de CV, as a joint venture between Concha y Toro and Digrans, the former distributor in Mexico which will began operations in first half of 2012 and will take care of the distribution in Mexico. During the first quarter of 2012, two new subsidiaries were established: one based in Canada and another based in South Africa to serve Africa and Middle East markets.

Export Marketing Strategy

Concha y Toro’s export strategy seeks to sustain attractive growth rates and achieve increasingly higher brand penetration and visibility in different markets and increase consumer awareness. With this goal in mind the company has developed a broad product portfolio which participates in all market segments by offering high quality wines at competitive prices, with growing brand preference and ample recognition from influential wine critics.

At the same time the Company has diversified its market scope by developing a portfolio of subsidiary wineries with the aim of reaching more consumers and strengthening its distribution channels. Its main subsidiaries are Viña Cono Sur, Viña Maipo, Viña Palo Alto, Viña Maycas del Limarí, Trivento Bodegas y Viñedos and Fetzer.

Another key part in the Company’s export marketing strategy has been to diversify its export markets on a regional basis. Diversification helps protect against economic and in some cases political changes, which may affect the market for the Company’s products. In particular, the Company has expanded its sales to Asian, African, Eastern European and Middle Eastern countries, where the consumption of wine is increasing. The Company has a strong distribution network and has developed long term relationships with its international distributors. This has enabled it to invest together with its business partners in brand building and market growth.

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

Company Sales - Argentina

Argentine Business. In 1996, Concha y Toro began operations in Argentina with the establishment of Trivento winery, located in Mendoza. In recent years the subsidiary has experienced important growth and has become Argentina’s third largest export winery in terms of volume, with a 6.8% of market share of all bottled wine exported from Argentina in 2011. The operating assets of Trivento primarily include a total of 1,210 hectares of land, with 1,134 hectares planted, cellars with a capacity of 33 million liters and other wine-making equipment. In 2011, Trivento had revenues of Ch$26,396 million and sales of 2.6 million cases.

Trivento exports amounted to Ch$ 16,669 million and shipments of 1.3 million cases, representing a 13.9% decrease in value and a decrease of 25.5% in the volume exported. This situation is partly driven by the increases in the average price, as a consequence of the repositioning of the brand in higher price points. Trivento also exported 1.6 million liters of bulk wine, some of them were shipments to Company’s subsidiaries and bottled under Company’s brands.

Domestic sales were Ch$ 7,462 million in 2011 and Ch$ 8,663 million in 2010, with a volume of 679 thousand cases in 2011 and 863 thousand cases in 2010. This decrease is partly explained by the domestic economic conditions. Sales in the domestic Argentine market are concentrated in the popular bottled category and represent less than 1% of total Argentine domestic consumption.

	Trivento Winery - Sales by
	Export volume	Domestic volume
	(cases)	(cases)

2005	1,238,000	548,200
2006	1,416,000	700,000
2007	1,528,000	864,000
2008	1,675,000	943,600
2009	1,636,000	924,000
2010	1,753,000	863,000
2011	1,306,000	679,000

Company Sales – United States

Fetzer. In 2011 Fetzer sales totaled Ch$41,429 considering 1.8 million cases. Because Fetzer started on April 15th 2011, there is no comparison against last year.

Affiliated Companies

Viña Almaviva. In 1997, the Company and Rothschild S.A. formed a joint venture company, Viña Almaviva, to produce a “Primer Orden” or first-growth wine in Chile. The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto, Maipo Valley in exchange for 50% of the capital stock of Viña Almaviva.

In 2011, Viña Almaviva had revenues of Ch$5,759 million, of Ch$3,977 million in 2010 and of Ch$3,457 million in 2009. This resulted from a 22.0% increase in sales volume –mainly explained by higher volumes in its main markets. Almaviva’s main markets are United Kingdom, United States, Hong Kong, Japan and China. In 2011, 2010 and 2009, the Company recognized participation in net income from Viña Almaviva of Ch$1074 million, Ch$432 million and Ch$339 million, respectively, in accordance with the equity method.

Industria Corchera. In November 2000, the Company acquired 49.6% of Industria Corchera. Currently the Company’s share in Industria is 49.96%. In 2011, Industria Corchera’s total sales amounted to Ch$11,446, in 2010 Ch$12,540 million and in 2009 Ch$12,758 million. The Company in 2011, 2010 and 2009 recognized participation in net income from Industria of Ch$408 million, Ch$551 million and Ch$394 million, respectively, in accordance with the equity method.

Southern Brewing Company Inc. (“Kross Beer”). In May 2011, the Company acquired 40% of the total shares of Kross Beer. The total price of the shares acquired amounted to Ch$1,400 million. In 2011 Southern Brewing Company had revenues of Ch$1,144 million. The Company in 2011 recognized participation in net income from Southern Brewing Company of Ch$28 million in accordance with the equity method.

Excelsior Wine Company. On July 13, 2011, Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. subscribed an agreement with Banfi Vintners, former distributor of Concha y Toro’s product in United States, to create a new company between them, called Excelsior Wine Company, LLC. to be registered in Delaware State, US. Excelsior Wine Company, LLC. will be managed by Banfi and VCT USA, Inc. Excelsior Wine Company, LLC. imports and distributes in the United States the Chilean wines of Concha y Toro and the Argentine wines of Trivento. Also, it distributes the brands “Little Black Dress” and “Five Rivers” that belong to our subsidiary in California, Fetzer Vineyards. Sales of Excelsior totaled Ch 24,524 in 2011. The Company in 2011 recognized participation in net income from Excelsior of Ch$517 million in accordance with the equity method.

Sustainability

The Company considers sustainable development to be an important issue that should be fully addressed on a daily basis within the entire organization. The Sustainable Development Area was created in 2008 to respond to the environmental and social information that was increasingly requested by its international customers, especially those in the United Kingdom, Sweden, Finland, Canada, and others. These requirements were primarily related to the estimation of the carbon footprint.

The Carbon Footprint became the area’s first initiative and was quantified for the first time in 2008, measuring operations of 2007. This was made with the aid of external consultants (Deumann) and verified by an independent third-party (PricewaterhouseCoopers). It is currently quantified in house by the Sustainable Development Area and verified by a third party, Ernst & Young.

The organizational and operational scope of the measurement has grown systematically and has incorporated more emissions sources to improve and adjust the calculation to more accurate values. In 2007, only the activities of Viña Concha y Toro were considered, and emissions were 59,000 tons of CO2. In 2008, the activities of Comercial Peumo were included and emissions reached 62,000 tons of CO2. In 2009, more sources were added and included the activities of Viña Cono Sur, the Argentine subsidiary Trivento, dry supplies (glass, cardboard), and the air and land transportation of finished product, which brought the carbon footprint to 209,000 tons of CO2. Finally, in 2010, Tetra Pak containers and business trips were included, bringing the value to 392,000 tons of CO2.

The quantification for 2011 will conclude in April 2012 and will include the rest of the major supplies in the measurement. This will enable the Company to responsibly establish reduction goals and comprehensive carbon management.

In 2010 Viña Concha y Toro became the first winery in the world to estimate its Water Footprint. The calculations were made in conjunction with Fundación Chile and the Water Footprint Network. The results indicate that the winery uses 40% less water than the average estimate of the global industry to produce a glass of wine. Indeed, the value of the water footprint of a glass of wine (125 ml) is 71.6 liters / glass, which is less than the 120 liters / glass projected global average Water Footprint Network and in accordance with the organization’s own methodology.

Although there have been many projects completed over time, such as the Lightweight Bottle Project (2009) and In-Plant Energy Efficiency (2010), the most important project of 2011 was the preparation of the Viña Concha y Toro Sustainability Strategy, developed with the aim of integrating sustainability to the Company’s business strategy. This project began in October 2011 and already has a diagnostic on the state of maturity of the issue within the organization. This project has external support (Ernst & Young).

The risk associated with not having a plan of this type is that the market begins to generate requests that the company is unable to address in the time required, for example, product tenders that include this variable. Therefore, the company is working proactively to prevent such situations.

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

A new Environmental Ministry having the responsibility of defining all environmental policies and strategies, was formally created (pursuant to Law 20417). The Ministry has an Under Secretariat with six different divisions to undertake various environmental matters. Along with the new Ministry, the law also created the Environmental Impact Evaluation Service (EIES), which is in charge of environmental authorizations and permits and coordinates the actions of all governmental entities that are required to be involved in the EIA System.

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

C. Organizational Structure

The following table lists the significant subsidiaries and affiliates of the Company, the percentage of direct and indirect ownership by the Company and the respective country of incorporation:

Subsidiary	Direct and Indirect Ownership	Country of Incorporation
Inversiones Concha y Toro SpA	100%	Chile
VCT Internacional SpA	100%	Chile
Comercial Peumo Ltda.	100%	Chile
Viña Cono Sur S.A.	100%	Chile
Sociedad Exportadora y Comercial Viña Maipo SpA	100%	Chile
Sociedad Exportadora y Comercial Viña Canepa S.A.	100%	Chile
Viña Maycas del Limarí Ltda.	100%	Chile
Transportes Viconto Ltda.	100%	Chile
Bodegas y Viñedos Quinta de Maipo SpA	100%	Chile
Concha y Toro UK Limited	100%	United Kingdom
Cono Sur Europe Limited	100%	United Kingdom
Trivento Bodegas y Viñedos S.A.	100%	Argentina
Finca Lunlunta S.A.	100%	Argentina
Finca Austral S.A.	100%	Argentina
VCT Brasil Importación y Exportación Limitada	100%	Brazil
Concha y Toro Sweden AB	100%	Sweden
Concha y Toro Finland OY	100%	Finland
Concha y Toro Norway AS	100%	Norway
Viñedos Los Robles SPA	100%	Chile
Viña Almaviva S.A.	50%	Chile
Industria Corchera S.A.	49.96%	Chile
Concha y Toro Shanghai (Representative Agency)	100.0%	China
VCT Group of Wineries Asia Pte. Ltd.	100.0%	Singapore
Fetzer Vineyards	100%	United States
VCT USA, Inc.	100%	United States
Excelsior Wine Company LLC	50%	United States
VCT Africa & Middle East Proprietary Limited	100%	South Africa
VCT México S.R.L. de C.V.	100%	Mexico
VCT & DG México S.A. de C.V.	51%	Mexico
Concha y Toro Canada. Ltd	100%	Canada
Southern Brewing Company S.A.	40%	Chile

D. Property, Plant and Equipment

The Company’s headquarters are located at Nueva Tajamar 481, Las Condes, Santiago. The Company owns 15,352 hectares and leases 674 hectares of land throughout Chile and owns 1,288 hectares of land in Argentina and 888 in the United States. Of these, approximately 11,817 hectares are suitable for planting vineyards and as of December 2011, 10,389 hectares of which were planted with vineyards. A majority of the remaining hectares are comprised of roads, hills and riverbanks. The remainder is used for vinification and bottling plants, cellars and other buildings. None of the Company’s properties that are material to its business are mortgaged or otherwise encumbered.

As described in the section Item 4 — “Information on the Company — Business Overview — Vineyards.”, the Company leases 807 hectares, comprising three leases in the Maipo Valley, three leases in the Casablanca Valley and two leases in Colchagua Valley for its Cono Sur winery. All of these are long term leases expiring between 2013 and 2036.

As for equipment, the Company’s main assets include harvesting machinery, grape crushers, concrete and stainless steel tanks and barrels. As of December 31, 2011, Concha y Toro’s aggregated winemaking and cellar capacity in Chile was approximately 356.7 million liters including 43.1 thousand barrels. In the Mendoza region, Viña Trivento owns two vinification and cellar facilities and a bottling plant with a total capacity of 31.2 million liters and in the United States Fetzer owns two facilities with a total capacity of 51.3 million liters.

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

Although the Company believes that it is in compliance with all applicable environmental regulations, it is still in the process of improving the water treatment systems in all of its manufacturing plants. The Company has water treatment plants or systems, owned or contracted to third parties, in all of its plants. During 2010 and 2011, the Company invested in water treatment plants resources amounting to Ch$738 million and Ch$730 million, respectively. Total investment in assets oriented towards the improvement of the environment totaled Ch$2,528 million and Ch$2,334 million in 2010 and 2011, respectively.

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

Overview

Concha y Toro is principally a vertically-integrated wine producer. The Company is the largest producer of wine in Chile and also owns a winery in Argentina, Viña Trivento and a winery in the United States, Fetzer. The Company is Chile’s leading bottled wine exporter, top-selling winery in the domestic market, number three bottled wine exporter by volume from Argentina and number eleven in volumes sales in United States.

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

Significant factors which impacted the Company’s operating results include sales development in both foreign and domestic markets, the pricing of its principal raw material—the cost of grapes—and exchange rates.

Consolidated sales in 2011 were Ch$422,735 million, representing a 13.0% increase over 2010. A positive performance in both the external markets increasing 14.0% by value (including Fetzer) and in the domestic market (wine and other products) growing 9.9% by value contributed to this result.

Company sales outside of Chile represented 77% of the sales revenues and were denominated in foreign currency, mainly in United States dollars, Sterling Pounds, Euros, Canadian dollars, Argentine pesos, Brazilian reais and Swedish and Norwegian crowns. In general, the strengthening of the Chilean peso against these currencies has had an adverse impact in the results of the Company. To mitigate the impact of this scenario as much as possible, the Company is applying a multi-currency strategy, in line with its diversification in sales and takes forward positions as part of its hedging strategy.

In 2011, Concha y Toro had a net income of Ch$50,482 million, representing a 20.4% increase from 2010. This result is mainly explained by the payment of the earthquake insurance, making an extra profit of Ch$19,555 million. For details in Other Income by Function see Note 32 of the Consolidated Financial Statements.

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

	Year Ended December 31,			% Change	% Change
	2009	2010	2011	2010/2009	2011/2010
Revenues	100.0%	100.0%	100.0%	5.5%	13.0%
Cost of sales	(63.0)	(64.6)	(66.3)	8.2	15.9
Gross profit	37.0	35.4	33.7	1.0	7.8
Selling and administrative expenses	(23.8)	(23.3)	(24.0)	3.1	16.4
Operating income	13.1	12.3	14.5	-1.2	32.9
Non-operating income	0.4	0.4	0.6	-14.3	82.0
Non-operating expenses	(1.7)	(1.0)	(1.7)	-35.6	88.6
Price-level restatement and foreign exchange losses, net	3.6	2.2	1.7	-35.9	-11.1
Income tax	(2.7)	(2.6)	(3.1)	1.3	34.1
Net income	12.8	11.2	11.9	-7.4	20.4

Revenue Breakdown

(in million Ch$)

	Year Ended December 31,			% Change	% Change
	2009	2010	2011	2010/2009	2011/2010

Domestic market – wine	53,715	59,639	62,896	11.0%	5.5%
Domestic market – other products	14,824	20,382	24,795	37.5%	21.7%
Export markets	253,705	261,545	264,938	3.1%	1.3%
Argentina domestic	8,723	8,761	7,817	0.4%	-10.8%
Argentina exports	15,656	16,869	14,506	7.7%	-14.0%
U.S.A. (Fetzer)(1)	n/a	n/a	39,764	n/a	n/a
Other	6,971	6,822	8,019	-2.1%	17.6%
Total revenues	353,594	374,018	422,735	5.8%	13.0%

	Sales of Bottled Wine Breakdown
	Sales (in million Ch)			% Change
	2009	2010	2011	2010/2009	2011/2010

Domestic market – wine	53,631	59,100	61,998	10.2%	4.9%
Export markets	250,910	260,199	264,865	3.7%	1.8%
Argentina domestic	8,723	8,663	7,462	-0.7%	-13.9%
Argentina exports	15,656	16,869	14,506	7.7%	-14.0%
U.S.A. (Fetzer)(1)	n/a	n/a	39,500	n/a	n/a

	Sales (in thousand liters)
	2009	2010	2011	2010/2009	2011/2010

Domestic market – wine	74,235	70,435	65,119	-5.1%	-7.5%
Export markets	158,175	170,927	170,145	8.1%	-0.5%
Argentina domestic	8,313	7,768	6,107	-6.6%	-21.4%
Argentina exports	12,421	13,700	10,274	10.3%	-25.0%
U.S.A. (Fetzer)(1)	n/a	n/a	15,278	n/a	n/a

(1) Fetzer was acquired on April 15th 2011.

Year ended December 31, 2011 compared to year ended December 31, 2010
Figures expressed in Chilean pesos (Ch$)

Revenues. Total revenues increased 13.0% to Ch$ 422,735 million from Ch$374,019 million in 2010. Growth was led by the incorporation of Fetzer, an increase in prices in export markets and a good performance in Chile for both wine and other products, the latter resulting from increased sales in new businesses.

Domestic Market Wine. Total domestic wine sales (including bulk) increased 5.5% to Ch$62,896 million in 2011 from Ch$59,639 million in 2010. Bottled domestic wine sales increased 4.9% to Ch$61,998 million in 2011 from Ch$59,100 million in 2010. This result reflects a 7.5% decrease in volumes and a 13.5% higher average price. Sales of bulk wine during the period totaled 1,681 thousand liters, which is equivalent to Ch$897 million.

Popular wine sales decreased 8.6%, due to the increase in average prices of 12.4%. We highlight the 20.9% growth in the premium category in value. Premium wines represented 20.2% of the bottled domestic sales in 2011 and 17.5% in 2010.This result therefore reflects the achievements of a focus on this segment which has sought to protect the value of our brands and focus ourselves strongly on wholesalers, liquor stores and trade channels (such as restaurants, caterers, hotels, bars and pubs).

According to AC Nielsen, domestic volumes for the industry showed a decrease of 2.0% during the year. In this scenario, Concha y Toro decreased its market share marginally by 0.3 percentage points in 2011, reaching a market share of 30.4% in volume terms.

Domestic Market–other products. Domestic sales of other products comprise the sales of liquors and premium beer carried out by the domestic distribution subsidiary Comercial Peumo, which totaled Ch$24,795 million in 2011. This represents a 21.7% increase, explained by the increase in volume and distribution of liquors and imported and domestic premium beer, following the addition of the Diageo liquor portfolio since May 2009.

Export Revenues. Total export sales (including sales of bulk wine) from Chile totaled Ch$264,938 million, representing an increase of 1.3%.

Export sales of bottled wine increased 1.9% totaling Ch$264,865 million as compared to Ch$259,927 million in 2010. This increase was driven by a 0.5% decrease in volumes sold and a 2.4% decrease in average export prices in Chilean pesos, due to the appreciation of the Chilean peso against all major export currencies. In US dollars, export sales from Chile increased 6.9% totaling US$ 546.1 million.

In a difficult economic environment that affected consumption in 2011, we faced decreases in volumes in some markets such as the UK and United States. Bottled sales volumes in the UK decreased 9.1%, affected by a 7.1% increase in price in US dollars terms.

Shipments to Asia grew 9.9% following strong volumes in Japan, China and South Korea. This growth was negatively affected by the earthquake and tsunami in Japan on March 2011 .. In the US, sales decreased by 6.4%. Sales to Canada edged up 0.5%.

Sales volumes in continental Europe increased 1.2%. Central America/Caribbean and South America sales grew 0.7% and 18.7%, respectively, with strong sales in Mexico.

Argentine Operations. Revenues from our Argentine business decreased 12.9% to Ch$22,323 million following a 14.0% decrease in exports and a decrease of 13.9% in domestic sales. This situation is partly driven by the increases in the average price, as a consequence of the repositioning of the brand in higher price points. For the whole year 2011, Trivento’s exports of bottled wine totaled 1,141,504 cases with a 25.0% volume decrease over 2010. Exports in US dollar terms decreased 9.0% to US$30.0 million.

Domestic bottled wine sales in the Argentine market totaled US$15.4 million and 678,503 cases, decreasing 9.8% in value (US dollars) and 21.4% in volume.

U.S.A. (Fetzer). In 2011 Fetzer sales totaled Ch$39,764 (US$76.6 million) considering 1,697,556 cases (excluding shipments to distribution subsidiaries). Because Fetzer started on April 15th 2011, there is no comparison against last year. In the year Fetzer represented 9.4% of the total sales, and 5.6% of the total volume of wines sold.

Other Sales. Other revenues comprise fees for bottling services, sales of fruit and other revenues generated in Chile and Argentina, increased 17.6% to Ch$8,019 million.

Cost of Sales. For the period, the total cost of sales rose 15.9% to Ch$280,157 million (US$ 539.6 million) from Ch$ 241,776 million (US$ 465,7 million) in 2010. Cost of sales as a percentage of total sales increased to 66.3% from 64.6% mainly as a result of a higher grape cost and the effect of the Chilean peso appreciation.

Gross Profit. Gross profit increased 7.8% to Ch$142,578 million in 2011. As a percentage of sales, the gross margin moved to 33.7% from 35.4% in 2010. This change was the result of higher grape costs and the appreciation of the Chilean peso against all major export currencies.

Selling, General and Administrative Expenses (SG&A). Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 16.4% to Ch$101,368 million (US$195.2 million). As a percentage of revenues, SG&A increased to 24.0% from 23.3% in 2010.

Operating Income. Operating Income (includes Gross Revenue, Distribution cost and Administrative expenses and Other Income by function) increased 32.9% to Ch$61,179 million (US$117.8 million) compared to the Ch$46,023 million (US$ 86.6 million) in 2010. As a percentage of sales, the operating margin increased from 12.3% to 14.5% This higher gain is mainly explained by the payment of the earthquake insurance, making an extra profit of Ch$19,555 million (US$37.7 million) before taxes. For more details on Other Income by function differences, see Note 32 of the Consolidated Financial Statements.

Non-Operating Income. Non-operating income (includes Financial income and Participation in income of associates and joint ventures recorded using the equity method) increased to Ch$2,411 million from Ch$1,325 million in 2010.

Non-operating Expenses (Excluding Price Level Restatement and Foreign Exchange Differences). Non-operating expenses increased 88.6% to Ch$7,349 million from Ch$3,897 million in 2010. This resulted mainly from an increase in interest expense. Interest expenses increased 100.5% due the debt increase to acquire Fetzer. Financial expenses in 2011 were Ch$6,316 million (US$12.2 million) and in 2010, Ch$3,149 million (US$6.1 million). For more details on interest expenses, see Note 31 of the Consolidated Financial Statements.

Foreign Exchange Differences and Price Level Restatement. Foreign exchange differences and Price Level Restatement produced a gain of Ch$7,282 million in 2011 compared to a gain of Ch$8,191 million in 2010. For detail on foreign exchange differences, see Note 31 of the Consolidated Financial Statements.

Net Income. Net income for the period increased 20.4% to Ch$ 50,482 million (US$97.2 million) from Ch$41,919 million (US$ 80,7 million).

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

According to AC Nielsen, domestic volumes for the industry showed an increase of 1.9 % during the year. In this scenario, Concha y Toro’s market share decreased marginally by 0.8 percentage points in 2010, reaching a market share of 30.7% in volume terms.

Domestic Market–other products. Domestic sales of other products comprise the sales of liquors and premium beer carried out by the domestic distribution subsidiary Comercial Peumo, which totaled Ch$20,382 million in 2010. This represents a 37.5% increase, explained by the increase in volume and distribution of liquors and imported and domestic premium beer, following the addition of the Diageo liquor portfolio since May 2009.

Export Revenues. Total export sales (including sales of bulk wine) from Chile totaled Ch$261,545 million, representing an increase of 3.1%.

Export sales of bottled wine increased 3.7% totaling Ch$260,199 million as compared to Ch$251,349 million. This increase was driven by an 8.1% increase in volumes sold and a 4.2% decrease in average export prices in Chilean pesos, due to the appreciation of the Chilean peso against all major export currencies. In 2010, the Company’s volumes increased 8.1%, with sales of 19 million cases as compared to 17.6 million cases in 2009. In a difficult economic environment that affected consumption in 2009, we highlight the growth achieved by the Company in key markets such as the UK, Asia and Latin and Central American countries, especially in Brazil.

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

Operating Income. Operating Income (includes Gross Revenue, Distribution cost and Administrative expenses and Other Income by function) decreased 1.2%, totaling Ch$46,023 million compared to Ch$46,599 million in 2009. The operating margin decreased from 13.1% to 12.3%. The increase in the operating result is explained by the Other Income by Function related to an extraordinary revenue associated with water rights.

Non-Operating Income. Non-operating income decreased to Ch$1,325 million from Ch$1,546 million in 2009.

Non-operating Expenses (Excluding Price Level Restatement and Foreign Exchange Differences). Non-operating expenses decreased 35.6% to Ch$3,897 million from Ch$6,055 million in 2009. This resulted mainly from a decrease in interest expense. Interest expense decreased by 43.7% from Ch$5,594 million to Ch$3,149 million due to a decrease in short term debt to banks and financial institutions, a decrease in average interest rates during the year, and finally a positive effect due to currency adjustments.

Foreign Exchange Differences and Price Level Restatement. Foreign exchange differences and Price Level Restatement produced a gain of Ch$8,191 million in 2010 compared to a gain of Ch$12,788 million in 2009. This decrease of 35.9% between 2010 and 2009 is principally explained by a gain in price level restatement in 2009 of Ch$ 1,950 million, as compared with a loss of Ch$ 867 million in 2010.

Net Income. Net income in 2010 of Ch$41,919 million decreased by 7.4%, as compared to Ch$45,278 million in 2009.

B. Liquidity and Capital Resources

Liquidity

In 2011, the Company’s main source of liquidity was cash generated by its operating activities, which amounted to Ch$10,046 million. This was used to finance our investments during the year. In 2010 and 2009, the Company’s main source of liquidity was cash generated by its operating activities which amounted to Ch$38,457 million and Ch$19,670 million, respectively. In the Company’s opinion, its working capital of Ch$204,626 million as of December 31, 2011 is sufficient for the Company’s present obligations.

On December 31, 2011, the Company had Ch$20,855 million of cash and other cash equivalents and approximately Ch$ 228,583 million available under undrawn bank lines of credit.

Prior to the effect of inflation in cash and cash equivalents, the Company generated positive cash flow for the years 2011, 2010 and 2009 of Ch$4,128 million, Ch$10,097 million and Ch$3,196 million, respectively. The effect of inflation decreased cash and cash equivalents by Ch$30 million, Ch$337 million and Ch$148 million in 2011, 2010 and 2009, respectively.

Net cash flows from operating activities were Ch$10,046 million in 2011, Ch$38,457 million in 2010 and Ch$19,670 million in 2009. Net cash flow provided by financing activities was positive in 2011 by Ch$130,768 million in 2011 and negative in 2010 by Ch$11,922 million, and positive by Ch$ 17,320 in 2009. In 2010, the cash flow generated by financing activities was generated through loans related to the Fetzer aqcusition. Net cash flow used in investing activities was Ch$136,687 million in 2011, Ch$16,437 million in 2010 and Ch$33,794 million in 2009.

The Company’s total assets increased 32.2% from Ch$585,559 million at December 31, 2010 to Ch$774,130 million at December 31, 2011. The increase in total assets is due mainly to the Fetzer acquisition.

Current liabilities increased 25.7%, to Ch$167,858 million at December 31, 2011 from Ch$133,563 million at December 31, 2010. Short term debt increased to Ch$52,921 million in December 2011 from Ch$30,732 million in December 2010.

Long-term liabilities, corresponding to debt to financial institutions and a bond, increased to Ch$177,715 million at December 31, 2011, from Ch$49,959 million at December 31, 2010. This resulted mainly because of loans related to the Fetzer acquisition. One of the significant long term liability of the Company is a 21-year bond that was placed on April 26, 2005, for UF 2 million (Ch$38,339 million as of December 31, 2011) on the local market at an interest rate of 3.9% per annum. The amortization of this bond is done on semi-annual installments that began October 2009 and interest payments are done on a semi-annual basis starting from April 2005. Covenants associated with the issuance of bonds payable are detailed in Note 35 to the Financial Statements — Contingencies and Restrictions. Bond covenants require the Company to maintain certain financial ratios. Among them, the Company is required to (1) maintain an indebtedness ratio (the ratio of current and long-term liabilities to shareholders’ equity plus minority interest) no greater than 1.4 times; (2) maintain, at all times, during the life of the present bond issuance, minimum equity of five million UF; and (3) maintain at all times an interest coverage ratio (the ratio of operating income plus depreciation plus operating amortization to interest expenses) of a minimum of 2.5 times. As of December 31, 2011, the Company complies with all covenants required and has a consolidated indebtedness ratio of 0.94 times, equity of Ch$398,504 million or 17.9 million UF and the interest coverage ratio is 9.4 times.

As of December 31, 2011, the Company’s total interest-bearing financial debt amounted to Ch$222,893 million of which, Ch$49,647 million was short term debt and Ch$173,246 million was long term debt with maturities to 2018 for its bank debt and 2026 for the bond debt. Around 75% of financial debt has a fixed-rate and is denominated in Pesos, U.S. dollars, Euros, Brazilian Reais, Pounds Sterling and Argentine Pesos.

For further detail on interest bearing debt and financial instruments used for hedging as of December 31, 2011, see Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

Capital Expenditures

Total capital expenditures which include additions to property, plant and equipment and other permanent investments were Ch$ 139,113 million in 2011, Ch$24,041 million in 2010 and 32,760 million in 2009. The higher capital expenditure in 2011 is related to the Fetzer acquisition, this amount was approximately Ch$112,157 million. Capital expenditures in 2011 in the agriculture area comprise the acquisition of new properties and the development and planting of vineyards in estates purchased in previous years. Investments in the oenology included the expansion of vinification and cellar capacity, acquisition of barrels and the acquisition of new cellars. In Argentina, new investment was oriented to vineyard development and cellar facilities. The capital expenditure in 2011 also considers Ch$1,400 million related to the Southern Brewing Company acquisition. The estimated capital expenditure budget for 2012 would be around Ch$28,900 million (approximately US$56 million), which includes the development of the new land acquired in the previous years, the construction of storage and fermentation facilities, expansion of the bottling plants and the acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines, however, this figure is preliminary and still needs to be approved by the board of directors.. The following table sets forth the Company’s capital expenditures for the different areas for the years 2009, 2010 and 2011.

	Capital Expenditures(1)
	(in million Chilean pesos (Ch$))
Area:	2009	2010	2011
Agriculture(2)	12,741	8,763	12,872
Oenology, technical and bottling facilities	17,607	8,043	8,488
Viña Trivento (Argentina)	1,739	1,511	2,334
Fetzer (United States)	—	—	797
Administration and other subsidiaries	673	952	1,065
Earthquake related investments (3)	—	4,773	—
Fetzer Vineyards acquisition	—	—	112,157
Southern Brewing Company acquisition	—	—	1,400

Total	32,760	24,041	139,113

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

The rates of nominal appreciation of the Chilean peso against the U.S. dollar in 2010 and 2011 were 8.9% and 5.3% respectively, using average exchange rates.

The Company enters into forward foreign exchange agreements to minimize its exposure to the risks of changes in foreign exchange rates. The diversification of the export currencies also has contributed to reduce the foreign exchange risks. Since 1993, the Company has attempted to balance U.S. dollar-denominated assets and liabilities. See Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

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

The Company has contracted insurance policies which reimburse the Company for non-collection of practically all accounts receivable balances related to export sales. For details of insurance coverage in all geographical areas, refer to Note 5 of the Consolidated Financial Statements.

The Company believes that this is a critical accounting policy because of the judgment involved in accruing for possible loss estimates.

b) Income and Deferred Taxes:

Our Company and each of its subsidiaries compute and pay tax on an individual tax return basis.

Under International Accounting Standard N°12, deferred tax assets are reduced by a valuation allowance if it is reasonable to assume, that some portion or all the deferred tax assets will not be realized. In making this determination, the Company considers both positive and negative evidence and makes certain assumptions including projections of taxable income. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

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

g) Derivatives:

Company exports sales are mainly denominated in U.S. dollars, Sterling Pounds, Euros, Canadian dollars and Brazilian Reais. Thus, the Company’s financial results could be affected due to variations in exchange rates.

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

95.93% of the global derivative instruments portfolio is comprised by contracts that qualify as hedging instruments. For accounting purposes these were subscribed by the Group Concha y Toro, within its financial risk management policy framework to mitigate the risks associated with exchange rate and interest rate fluctuations through currency forward contracts and interest rate swaps.

Derivatives are recorded by their fair value as of the date of the statement of the financial position. If this value is positive, these are recorded under item “Other financial assets” and if its value is negative, these are recorded within item “Other financial liabilities”, illustrating the change in its fair value in the comprehensive statement of income as described as follows, pursuant to the type of hedging to which it correspond (See Note 2.6.7 of the Consolidated Financial Statements):

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

The Company’s management uses assumptions in order to determine the best estimate for these benefits. The valuation of these obligations is performed through an actuarial calculation. The assumptions used in this calculation include the pension rotation hypothesis, the mortality rate, the discount rate, the expected rise in remuneration and the future permanence, among others.

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

Research and development expenses are recognized as expenses when incurred. The Company has no significant material disbursements for these concepts during the years ended December 31, 2011 and December 31, 2010.

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

D. Research and Development, Patents and Licenses, etc.

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

E. Trend Information

The most significant trend affecting the Chilean wine industry and the Company’s results most recently has been the global economic downturn which has impacted wine consumption in general and especially in Europe, which is why the industry is focusing on emerging markets such as Asia, Latin America and Africa.The wine market showed adjustments in consumption, decreasing in some markets and increasing in others, with interesting commercial opportunities in new consumer areas such as Asia and Latin America in general. The width and depth of the Concha y Toro portfolio allows to respond quickly and address market demands, and its clear branding strategy have allowed the Company to improve its sales generally.

In addition, during the past three fiscal years we have seen a strong appreciation of the Chilean peso against all major currencies with which the Company and the Chilean industry operates, with an important impact on an industry that exports around 70% of its production. On another front, the industry has faced increasing competition in both the domestic and the export markets as a result of increasing number of competitors, greater availability of wine and the different producer countries trying to enhance their positioning world wide.

In the Chilean domestic market, the Company has faced a challenging market situation of increasing competition with sluggish consumption in the popular (Tetra Brik) wines segment in favor of its main substitute, beer. Actually, according to AC Nielsen wine consumption in Chile increased by 0.3% in 2010 and decrease by 2.0% in 2011. In this context, the Company’s efforts in this market were oriented to improving profitability. In this line, the company has focused on the premium segment, which as shown an interesting growth opportunity. The Company will continue to evaluate its domestic strategy in relation to its lower-priced wines.

In the export markets, the Company has faced increasing competition in some key markets, the global appreciation of the new world wine producers currencies has forced them to focuse on high price wines, increasing the average price and reducing their volumes. However, the Company has been able to compete successfully, with export sales increasing in value. The most important region for the Company in terms of volume for the past three years has been Europe, especially the UK. The establishment of a subsidiary in the United Kingdom has allowed the Company to strengthen its position in this market. The Company believes it is very well established in Continental Europe, the United States and Latin America.

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

G. Tabular Disclosure of Contractual Obligations

The table below is a summary of the Company’s contractual obligations as of December 31, 2011:

	Payments due by period

		Less than	1 - 3	3 - 5	More than
	Total	1 Year	Years	Years	5 Years
	( in millions of Ch$ )
Contractual Obligations
Long-term debt obligations(1)	230,423	22,654	98,327	44,474	64,968
Capital lease obligations(2)	3,411	409	836	495	1,671
Financial leasing interests	25	25	—	—	—
Interests payable to banks and bonds obligations(3)	11,628	2,050	2,583	2,181	4,814
Purchase obligations(4)	36,087	15,259	16,034	4,393	401
Total	281,574	40,397	117,780	51,543	71,854

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

At the annual general shareholder’s meeting held on April 25, 2011, the entire Board of Director was subject to election. The directors elected for a new three year term were Alfonso Larraín Santa María, Rafael Guilisasti Gana, Mariano Fontecilla de Santiago Concha, Francisco Marín Estévez, Pablo Guilisasti Gana, Sergio de la Cuadra Fabres and Jorge Desormeaux Jiménez, Mr.Christian Skibsted Cortés ended his service as director of the Company

The following table lists each director of the Company, his current position, his age as of March 31, years with the Company and year of appointment to the Board of Directors:

Name	Position	Age at March 31, 2012	Years with the Company	Current Position Held Since
Directors:
Alfonso Larraín Santa María	Chairman	75	42	1998
Rafael Guilisasti Gana	Vice Chairman	58	33	1998
Mariano Fontecilla de Santiago Concha	Director	87	37	1995
Francisco Marín Estévez	Director	72	29	1982
Pablo Guilisasti Gana	Director	57	7	2005
Sergio de la Cuadra Fabres	Director	70	7	2005
Jorge Desormeaux Jiménez	Director	61	Less than 1 year	2011

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

Rafael Guilisasti Gana, Vice Chairman

Rafael Guilisasti has been a Director and Vice Chairman of the board of Viña Concha y Toro since September 1998. Mr. Guilisasti has a wide and outstanding experience in the Chilean wine industry. He joined Viña Concha y Toro in 1978 and served as its Export Director between 1985 and 1998, a period of great expansion for the Company in the international markets. He was Chairman of Vinos de Chile (formerly Viñas de Chile) between 1986 and 2003, an industry association bringing together approximately 85% of the Chilean wine-producers and whose objective is to promote Chilean wines in the international markets and review political and legal matters affecting the Chilean wine industry. At the present time, Rafael Guilisasti is a Director of Vinos de Chile.

His experience in the financial area includes the positions of Chief Executive Officer of Viñedos Emiliana S.A., a company mainly focused on wine exports; Director of Frutícola Viconto, a fruit exporting company; and Director of Viña Almaviva. Since April 2005, he is a member of the Directive Board of Sociedad de Fomento Fabril (“Sofofa,” the Chilean manufacturers’ association), currently in the position of second Vice President of the Elective Council of Sofofa. In December 2008, he was elected President of the Confederación de la Producción y del Comercio (CPC), which is an entrepreneur association representing the most important productive sectors of the country. He is director of Corpbanca S.A., a local banking institution.

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

Between 1986 and 1999 he was General Manager of Frutícola and in 1999 elected Director. Between 1998 and 2004 he was Director of Viñedos Emiliana. He also serves as Director of the Fundación para el Crecimiento Matrimonial (Foundation for Marriage Growth); Director of the Fundación Ayuda y Esperanza (Aid and Hope Foundation) and advisor to the Fundación Juan Pablo II (John Paul II Foundation).

Sergio de la Cuadra Fabres, Director

Mr. De la Cuadra is a Commercial Engineer from the Pontificia Universidad Católica de Chile, M.A. and recived a Ph.D. from the University of Chicago (1968). His broad and outstanding professional career includes positions at the country’s most important monetary institutions, particularly as Director, Vice President and President of the Banco Central de Chile (Central Bank of Chile) and as Minister of Finance in 1982. Mr. De la Cuadra has also been a Director of the Chilean Electronic Stock Exchange and an international consultant to several Latin American countries.

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

Since 1985, he also worked as a consultant to banks, several companies and international organizations.

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

On August 2010 he was designated Chairman of the Commission on Reform of Financial Sector Oversight and Regulation.

The following table lists each executive officer of the Company, his or her current position, his or her age as of March 31, 2012, years with the Company and year of appointment as an executive officer:

Name	Position	Age at March 31, 2012	Years with the Company	Current Position Held Since
Eduardo Guilisasti Gana	General Manager (Chief Executive Officer)	59	33	1989
Andrés Larraín Santa María	Agricultural Manager	73	38	1978
Carlos Saavedra Echeverría	Engineering and New Projects Manager	67	38	1992
Osvaldo Solar Venegas	Corporate Administration and Finance Manager (Chief Financial Officer)	50	24	1992
Cristián Ceppi Lewin	Corporate Export Manager South Zone	45	21	2001
Thomas Domeyko Cassel	Corporate Export Manager North Zone	45	18	2001
Cristián López Pascual	Corporate Export Manager Asia	40	16	2010
Carlos Halaby Riadi	Oenology Manager	59	22	1997
Enrique Tirado Santelices	Head Oenologist Don Melchor	45	19	2001
Daniel Duran Urízar	Process and Information Technology Manager	40	17	2010
Isabel Guilisasti Gana	Marketing Manager Origin Wines	54	15	2004
Tomás Larraín León	Supply Contracts and New International Businesses Manager	45	21	2009
Juan Cristóbal Goycoolea N	Marketing Manager Global Brands	37	12	2010

Subsidiaries
Cristián Canevaro Jaramillo	General Manager Comercial Peumo	51	9	2006
Adolfo Hurtado Cerda	General Manager Viña Cono Sur	41	14	2000
José Jottar Nasrallah	General Manager Trivento	42	12	2009
Paul Konar Elder	General Manager Viña Maipo y Viña Palo Alto	38	15	2010
Giancarlo Bianchetti G	General Manager Fetzer Vineyards	40	12	2011

The following provides biographical information about the executive officers of the Company.

Eduardo Guilisasti Gana, Chief Executive Officer

Civil Engineer. Joined the Company in 1978 as Commercial Manager. Appointed CEO in 1989. Under his leadership the Company initiated a broad vineyard and cellar-oriented investment plan and expansion in the export markets. Highlights of this period include the Company’s consolidation of a worldwide sales network that includes 135 countries and the strengthening of the leadership position in the sale of fine wines in each market segment and the strong growth and increase in the market value of the Company. In addition, through the adoption of viticulture research and technology, the winery has transformed into a leader in the industry. He is director of Viña Almaviva and Molymet S.A.

Andrés Larraín Santa María, Agricultural Manager

Agriculture Manager since 1978 and responsible for advancing new grape types and plantings as well as running of every vineyard. Directs a multidisciplinary team including executives, technicians, administrative staff and skilled labor. He is the Chairman of Frutícola Viconto.

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

Juan Cristobal Goycoolea Nagel, Marketing Manager Global Brands

Commercial Engineer. Joined the Company’s marketing department in 2000. In 2008, named Marketing Manager for Subsidaries Wineries. In 2010 named Marketing Manager Global Brands.

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

Paul Konar Elder, General Manager Viña Maipo y Viña Palo Alto.

Agriculture Engineer. Joined the Company’s Commercial department in 1997. In 2006 named Export Manager North Zone. In 2010 named General Manager Viña Maipo y Viña Palo Alto.

Giancarlo Bianchetti G, General Manager Fetzer Vineyards.

Commercial Engineer. Joined the Company’s marketing department in 2000. In 2001, he took responsibility for the brands Casillero del Diablo, Frontera and Sunrise. He has headed the promotion and global campaign for Casillero del Diablo. In 2004 named Marketing Manager Global Brands. Since 2008 he is also responsible for the Sustainable Development Area. In 2010 he was named Corporate Export Manager USA. In August 2011 he was named General Manager Fetzer Vineyards.

Family Relationships

Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana, Pablo Guilisasti Gana and Isabel Guilisasti Gana are siblings. Mr. Alfonso Larraín Santa María and Andrés Larraín Santa María are brothers. Carlos Saavedra Echeverría is their brother-in-law. Tomás Larraín León is the son of Andrés Larraín Santa María.

B. Director and Officer Compensation

In accordance with the Company’s By-Laws, directors’ compensation for any given fiscal year is determined annually at the general shareholders’ meeting occurring in the immediately following fiscal year. Compensation paid in 2011 in respect of 2010 equalled 1.3% of the net profits of the Company. The amount of 300 UF per month has been allocated to cover the executive responsibilities of the chairman of the Board.

The following table sets forth the compensation paid to each of the directors of the Company in 2011, 2010 and in 2009. Directors are paid once a year.

	Directors’ Compensation Total Compensation
	(in thousands of Ch$)
	2011	2010	2009
Attendance:
Alfonso Larraín Santa María	77,849	94,630	75,325
Rafael Guilisasti Gana	77,849	94,630	75,325
Francisco Marín Estévez	77,849	94,630	75,325
Mariano Fontecilla de Santiago Concha	77,849	94,630	75,325
Sergio de la Cuadra Fabres	77,849	94,630	75,325
Pablo Guilisasti Gana	77,849	94,630	75,325
Christian Skibsted Cortés	77,849	94,630	75,325
Remuneration:
Alfonso Larraín Santa María	78,759	76,287	75,555
Remuneration Directors’ Committee:
Rafael Guilisasti Gana	25,950	4,207	3,782
Sergio de la Cuadra Fabres	25,950	4,628	4,202
Christian Skibsted Cortés	25,950	4,628	4,202
Total	701,552	752,160	615,016

For the year ended December 31, 2011, the aggregate amount of compensation paid by the Company to senior managers, managers and to managers of the Company subsidiaries, totaling 115 executives, was approximately Ch$10,169 million. Individual senior manager’s compensation disclosure is not required under Chilean law and it is not otherwise publicly disclosed by the Company.

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

In compliance with the current Chilean rules and regulations, a Directors’ Committee was established at the Company on May 23, 2001. At the Board of Directors meeting of April 25, 2011, Jorge Desormeaux Jiménez replaced Christián Skibsted Cortés as member of the Directors’ Committee. As of April 25, 2011, the Directors’ Committee members are Sergio de la Cuadra Fabres (President), Jorge Desormeaux Jiménez and Rafael Guilisasti Gana. The primary functions of the Directors’ Committee include:

•	reviewing balance sheets and financial statements and reports from accounting oversight bodies and auditors;

•	proposing external auditors and credit risk rating companies to the Board;

•	examining background information regarding the Company’s operations with related persons;

•	reviewing managers’ and executive officers’ compensation plans; and

•	monitoring internal control systems used at Viña Concha y Toro and its affiliated companies.

The Directors’ Committee convened on nine separate occasions during the fiscal year 2011. The following were among the principal activities of the Directors’ Committee during 2011, Annual Activity Report:

At a meeting held on February 25, 2011, the Committee reviewed the Management Letter (Final Report on Internal Control) prepared by the external auditors KPMG with respect to fiscal year 2010. It was concluded that there were no material weaknesses, and therefore, the Committee proceeded to approve the Audited Financial Statements of the Company for 2010.

At a meeting held on March 24, 2011, the Committee acknowledged and approved the Company’s Annual Report. The Committee also recommended to the Board to propose KPMG Auditors and Consultants Limited as external auditors for 2011. That same day, the Committee proceeded to approve the Audited Financial Statements of the Company for 2010.

At a meeting held on May 10, 2011,the Committee reviewed and approved the quarterly financial information of the Company, reviewing in particular the financial statements, explanatory notes, rationale and relevant facts of the period.

At a meeting held on May 26, 2011, the Committee reviewed related-party transactions and the Report of the Secretary of the Board. The Committee also received and approved the internal audit reports and report on audit corporate quality.

At a meeting held on June 29, 2011, the audit partner at KPMG, Mr. Benedicto Vásquez presented to the Committee issues related to the audit process at December 31, 2010. This, on the occasion of the issuance of 20-F report. Also the Committee discussed on the annual audit plan for 2011 with Mr. Vásquez.

At a meeting held on August 26, 2011, the Committee noted the report of transactions with related parties, issued by the company that advises the Committee on it request. Also, presented for the approval of the half-yearly financial information of the Company.

At a meeting held on November 3, 2011, the Committee noted and approved the quarterly financial information of the company and agreed to its submission to the Board of the company.

At its meeting on November 23, 2011, the Committee considered remuneration and compensation system for managers, senior executives and employees of the Company. At the same meeting, it reviewed the Audit Report issued by KPMG Auditors and Consultants Limited. Finally, and approved the transaction reports and audit reports. Finally exposed the Security Information Officer of the Company Information.

Finally, in session on December 22, 2011, the Committee noted and approved a report of transactions with related parties.

According to Chilean Corporation Law, the remuneration of each member of the Committee cannot be less than a third of the remuneration set for the members as a member of the Board of Directors. The Shareholders Meeting approved the remuneration for each member of the Committee for an amount equal to a third of the remuneration that they received as directors of the Company.

The ordinary shareholders approved an operating budget for this Committee of Ch$ 25.0 million annually. During fiscal year 2011, the Committee engaged external professional advice for the amount of Ch$15.4 million.

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

D. Employees

As of December 31, 2009, 2010 and 2011, the Company’s Chilean operations had 2,543, 2,732 and 2,821 employees, respectively. Personnel employed in the foreign subsidiaries totaled 740 employees as of December 31, 2011. The Company also hires temporary workers during the harvesting season, which in 2011 averaged 1,338 temporary workers.

Eight labor unions represent an aggregate of approximately 676 of the Company’s employees (approximately 152 administrative employees, 70 sales employees and 454 plant employees). Labor relations with unionized personnel are governed by collective bargaining agreements negotiated in 2010–2011 that expire in 2012–2013. The Company believes that it currently has a good working relationship with its labor unions; however, the Company is unable to predict the outcome of any future negotiations with such labor unions. Regarding the contract that expired in 2011, the negotiations were finished and the Company formalized without any problems. There are two contracts that expire in November 2012; both parties intend to negotiate and the Company expects to formalize without any problems.

In certain circumstances, the Company pays severance benefits equivalent to five labor days for each year of services rendered by the employee. The Company has agreed with one labor union (representing ten of its workers) to pay such severance benefits to their members in all circumstances. Additionally, the Company has agreed with the 272 employees covered by two collective bargaining agreement to pay the equivalent of 5 days salary for each year of service in all circumstances. Under Chilean law, all employees who are terminated for reasons other than misconduct are entitled to the basic payment of one month’s salary for each year worked, or a six-month portion thereof, subject to a limit of 11 months’ severance pay for employees hired after August 4, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limit.

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

E. Share Ownership

The following table reflects the number of shares owned indirectly by the directors and executive officers and their percentage ownership of the Company at March 31, 2012. Executive officers not listed do not own shares.

Share Ownership of Directors and Senior Management(1)

	No. of Shares Owned	% of Total Subscribed Shares(2)

Eduardo Guilisasti Gana(3)	177,533,786	23.8%
Rafael Guilisasti Gana(3)	177,616,319	23.8%
Pablo Guilisasti Gana(3)	176,792,170	23.7%
Isabel Guilisasti Gana(3)	3,567,442	0.5%
Alfonso Larraín Santa María(4)	79,995,690	10.7%
Francisco Marín Estévez(5)	65,030,911	8.7%
Mariano Fontecilla de Santiago Concha(6)	27,351,906	3.7%
Osvaldo Solar Venegas(7)	182,065	—(*)
Thomas Domeyko C. (8)	24,049	—(*)
Cristián Ceppi Lewin (9)	50,294	—(*)
Carlos Halaby Riadi(10)	224,690	—(*)
Adolfo Hurtado Cerda(11)	192,511	—(*)
Enrique Tirado Santelices(12)	10,876	—(*)
Daniel Durán Urízar(13)	10,286	—(*)
Giancarlo Bianchetti Gónzalez(14)	50,513	—(*)
Cristián Goycolea Nagel(15)	15,290	—(*)
José Jottar Nasrallah(16)	4,205	—(*)
Paul Konar Elder(17)	7,030	—(*)
Cristián López Pascual(18)	14,019	—(*)

Directors and Executive Officers in the aggregate	373,239,664	49.96%

________________________

(1)	Shares held directly and indirectly through investment companies and not individually owned.
(2)	Calculated on the basis of 747,005,982 outstanding shares on March 31, 2011.
(3)	Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”) are the sons of Mr. Eduardo Guilisasti Tagle, the former Chairman of the Company. Isabel Guilisasti Gana is the sister of the Family Principal Shareholders. Mr. Eduardo Guilisasti Tagle died on August 20, 1998. The shares attributed to each Family Principal Shareholder include 87,615,431 and 85,274,628 shares held by Inversiones Totihue S.A. (“Totihue”) and Rentas Santa Bárbara S.A. (“Santa Bárbara”), respectively, as well as shares held directly or indirectly by members of such Family Principal Shareholder’s immediate family and affiliated entities. Totihue and Santa Bárbara are controlled by the Family Principal Shareholders pursuant to powers of attorney granted by the board of directors of Totihue and Santa Bárbara. Each power of attorney grants any two Family Principal Shareholders, acting together, the power to, among others, vote or direct the voting of, or dispose or direct the disposition of, the shares held by Totihue or Santa Bárbara, as the case may be. Mr. Eduardo Guilisasti Gana is the Company’s General Manager, Mr. Rafael Guilisasti Gana is the Company’s Vice Chairman and Mr. Pablo Guilisasti Gana is a director of the Company. Ms. Isabel Guilisasti Gana was named Marketing Manager Origin Wines on July, 2004. The address for Mr. Eduardo Guilisasti Gana and Mr. Rafael Guilisasti Gana is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The address for Mr. Pablo Guilisasti Gana is c/o Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile. The address for Ms. Isabel Guilisasti Gana is Viña Concha y Toro S.A., Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The other Family Principal Shareholder, Mr. José Guilisasti Gana, is neither director nor executive officer of the Company. The address for Mr. José Guilisasti Gana is Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile.

(4)	Mr. Alfonso Larraín Santa María is the Company’s Chairman of the Board. The number of shares attributed to Mr. Larraín includes 991,849 shares held by his brother Andrés Larraín Santa María and 273,840 shares held by his brother in-law, Carlos Saavedra Echeverría (managers of the Company), shares held by other members of his family and affiliated entities and also includes 26,964,775 shares held by Fundación Cultura Nacional (“Cultura Nacional”). Cultura Nacional is a Chilean non-profit institution which primarily funds grade school religious education. Mr. Alfonso Larraín Santa María is the Chairman of Cultura Nacional. Mr. Larraín’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(5)	Mr. Francisco Marín Estévez is a director of the Company. The number of shares attributed to Mr. Marín includes shares owned by members of his family and affiliated entities. Mr. Marín’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(6)	Mr. Mariano Fontecilla de Santiago Concha is a director of the Company. The number of shares attributed to Mr. Fontecilla includes shares owned by members of his family and affiliated entities. Mr. Fontecilla’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(7)	Mr. Osvaldo Solar Venegas is the Company’s Corporate Administration and Finance Manager. Mr. Osvaldo Solar is Director of Cultura Nacional, foundation that holds 26,964,775 shares of the Company. Mr. Solar’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(8)	Mr. Thomas Domeyko C. is Corporate Export Manager North Zone. Mr. Domeyko’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(9)	Mr. Cristián Ceppi L. is Corporate Export Manager South Zone. Mr. Ceppi’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(10)	Mr. Carlos Halaby R. is Eonology Manager. Mr. Halaby’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(11)	Mr. Adolfo Hurtado C. is General Manager of Viña Cono Sur. Mr. Hurtado’s address is c/o Viña Cono Sur, Avenida Nueva Tajamar 481, Torre Sur, Piso 21, Santiago, Chile.
(12)	Mr. Enrique Tirado S. is Oenology Manager Don Melchor. Mr. Tirado’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(13)	Mr. Daniel Durán U. is Technology and Information Manager. Mr. Durán’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(14)	Mr. Giancarlo Bianchetti G. is General Manager of Fetzer Vineyards. Mr. Bianchetti’s address is c/o Fetzer Vineyards, 12901 Old River Road Hopland, CA, USA 95449.
(15)	Mr. Cristóbal Goycolea Nagel is Marketing Manager for Global Brands. Mr. Goycolea’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(16)	Mr. Jose Jottar Nasrrallah is General Manager of Trivento. Mr. Jottar’s address is c/o Trivento Bodegas y Viñedos S.A., Canal Pescara 9347, Russell C.P. 5517, Maipu, Mendoza, Argentina.
(17)	Paul Konar Elder is General Manager of Viña Maipo and Viña Palo Alto. Mr. Konar’s address is c/o Viña Palo Alto, Virginia Subercaseau 210, Pirque, Santiago, Chile.
(18)	Mr. Cristián López Pascual is Corporate Export Manager for Asia. Mr. Lopez’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(*)	Less than 1%.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company’s only outstanding voting securities are the shares of its Common Stock. According to the Company’s shareholder records, the Company’s 747,005,982 shares of Common Stock outstanding were held by 1,333 shareholders of record as of March 31, 2012. There are no differences in the voting rights of the shareholders.

The principal shareholders of the Company are Inversiones Totihue S.A. (“Totihue”), Rentas Santa Bárbara S.A. (“Santa Bárbara”), Inversiones Quivolgo S.A., Banco de Chile (third party account Chapter XIV), Banco Itaú (third party account Chapter XIV), Fundación Cultura Nacional (“Cultura Nacional”), Inversiones GDF S.A., AFP Provida S.A., Constructora Santa Marta Ltda. (“Santa Marta”), ), AFP Cuprum S.A., Agroforestal e Inversiones Mahiue Ltda., AFP Capital S.A., The Bank of New York (according to Circular 1375 issued by the S.V.S. on February 12, 1998, hereinafter “Circular 1375 S.V.S.,” which states that the Depositary shall be the shareholder of record of the shares underlying the ADS, AFP Habitat S.A and La Gloria Ltda. (“La Gloria”).

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

Direct Share Ownership of Principal Shareholders

	As of December 31st,
	2010		2011		As of March 31, 2012
Principal Shareholders	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares

Inversiones Totihue S.A. (2)	87,615,431	11.73%	87,615,431	11.73%	87,615,431	11.73%
Rentas Santa Bárbara S.A. (2)	85,274,628	11.42%	85,274,628	11.42%	85,274,628	11.42%
Inversiones Quivolgo S.A.(4)	30,032,000	4.02%	30,163,000	4.04%	30,163,000	4.04%
Banco de Chile Cta de Terceros	16,895,434	2.26%	24,571,710	3.29%	29,991,017	4.01%
Banco Itau Cta de Terceros	17,413,005	2.33%	25,792,097	3.45%	28,971,801	3.88%
Fundación Cultura Nacional (5)	26,964,775	3.61%	26,964,775	3.61%	26,964,775	3.61%
Inversiones GDF S.A. (6)	24,439,851	3.27%	24,439,851	3.27%	24,439,851	3.27%
AFP Provida S.A. (3)	32,794,000	4.39%	25,737,588	3.45%	24,205,958	3.24%
Constructora Santa Marta Ltda. (7)	22,293,321	2.98%	22,293,321	2.98%	22,293,321	2.98%
AFP Cuprum S.A. (3)	24,541,425	3.29%	20,713,067	2.77%	21,947,597	2.94%
Agroforestal en Inv. Maihue Ltda	5,907,947	0.79%	18,194,054	2.44%	21,193,265	2.84%
AFP Capital S.A. (3)	26,184,511	3.51%	19,504,247	2.61%	19,504,247	2.61%
The Bank of New York (1)	16,641,340	2.23%	20,027,360	2.68%	19,388,680	2.60%
AFP Habitat S.A. (3)	29,334,839	3.93%	22,155,282	2.97%	18,824,977	2.52%
Inversiones La Gloria Ltda.(4)	16,082,332	2.15%	16,082,332	2.15%	16,082,332	2.15%
Total Largest 15 Shareholders	462,414,839	61.90%	469,528,743	62.85%	476,860,880	63.84%

Other Shareholders	284,591,143	38.10%	277,477,239	37.15%	270,145,102	36.16%

Total	747,005,982	100%	747,005,982	100%	747,005,982	100%

_____________________________

(1)	Depositary Bank for the ADS.
(2)	Investment Company controlled by the Guilisasti Family (“Family Principal Shareholders”).
(3)	Chilean Pension Fund.
(4)	Investment Company controlled by Mr. Alfonso Larraín Santa María.
(5)	Cultura Nacional is a Chilean non profit institution. Shares are attributed to Mr. Alfonso Larraín, its Chairman.
(6)	Investment Company controlled by Mr. Mariano Fontecilla de Santiago Concha.
(7)	Investment Company controlled by Mr. Francisco Marín Estévez.

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

B. Related Party Transactions

In the ordinary course of its business, the Company engages in transactions with its affiliates. In addition, the Company has engaged in transactions with directors and executive officers of the Company. A detail of transactions realized with subsidiaries or related parties is presented in Note 9 to the Consolidated Financial Statements – Balances and Transactions with Related Parties– .The principal transactions with such related parties during the last three fiscal years are as follows:

Viñedos Emiliana. Viñedos Emiliana is a Chilean corporation (sociedad anónima abierta) which produces wines for export and domestic markets and is listed on the Chilean Exchanges. Viñedos Emiliana was originally a subsidiary of the Company until 1986, when the Company distributed shares of Viñedos Emiliana to the Company’s then existing shareholders. Although Viñedos Emiliana is a separate corporation, the Company and Viñedos Emiliana remain under common control. Certain principal shareholders of the Company own directly and indirectly approximately 57.31% of Viñedos Emiliana’s outstanding capital stock and, additionally, the Company and Viñedos Emiliana have other common shareholders. Viñedos Emiliana’s six-member Board of Directors includes one of the Company’s seven directors (Rafael Guilisasti Gana). Viñedos Emiliana and the Company have various business dealings, the most significant of which are described below.

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

In 2011, the Company recognized Ch$814 million in revenues from Viñedos Emiliana, or 0.19% of total revenues, including mainly revenues from sales in bottling fees and sales of raw materials. In 2011, the Company paid Viñedos Emiliana Ch$573 million in licensing fees. The Company recognized revenues from Viñedos Emiliana of Ch$928 million and Ch$952 million, in 2010 and 2009 respectively. The Company paid Viñedos Emiliana Ch$295 and Ch$248 million, in 2010 and 2009 respectively.

From time to time, the Company engages in other transactions with Viñedos Emiliana, including purchases of wine in bulk at market prices, grapes and other raw materials. In 2011, 2010 and 2009 total purchases from Viñedos Emiliana totaled Ch$786 million, Ch$508 million and Ch$479 million respectively.

Frutícola Viconto (“Frutícola”). Frutícola is the Company’s principal customer for fruit. In 2011, 2010 and 2009 the Company sold Ch$10.0 million, Ch$9.7 million and Ch$9.6 million, respectively, of fruit to Frutícola for export. The Company also purchases grapes from Frutícola for vinification. In 2011, the Company purchased Ch$37.8 million of fruit. In 2010, the Company did not purchase any fruit from Frutícola. In 2009 the Company purchased Ch$10.7 million of grapes from Frutícola. Frutícola is a Chilean corporation (sociedad anónima abierta) listed on the Chilean Exchanges. Frutícola was formerly a subsidiary of the Company until 1986 when the Company distributed Frutícola shares to the Company’s then existing shareholders.

The Company and Frutícola are under common control. Two of the Company’s seven directors are members of Frutícola’s seven-member Board of Directors (Rafael Guilisasti Gana and Pablo Guilisasti Gana). Mr. Andrés Larraín Santa María, the Company’s Agricultural Manager and Mr. Felipe Larraín Vial, son of the Company’s Chairman, are also directors of Frutícola. Certain Principal Shareholders directly and indirectly own approximately 55.84% of the outstanding common stock of Frutícola.

Industria Corchera In November of 2000, the Company acquired 49.6% of the capital stock of Industria Corchera through a direct purchase of shares from Quivolgo, Totihue and two investment companies controlled by a director of the Company. Based on a prior economic valuation of Industria Corchera by PriceWaterhouse Coopers, the Company invested a total of US$6 million. In November 2002, with the acquisition of 4,818 shares, representing 0.24% of the capital stock of Industria Corchera, the Company increased its ownership in Industria Conchera to 49.84%. In 2008, the Company increased its ownership to 49.96%.

Industria Corchera is the primary cork supplier for the Company. The Company purchased Ch$5,568 million, Ch$6,853 million and Ch$6,878 million of cork and other raw material from Industria in 2011, 2010 and 2009 respectively. The Company believes that the price and terms it receives from Industria Corchera are equivalent to those available from its other cork suppliers. Mr. Osvaldo Solar Venegas, the Company’s CFO is director of Industria Corchera.

Viña Almaviva. Viña Almaviva is a 50-50 joint venture company between the Company and Baron Philippe de Rothschild. The Company purchases from Almaviva used French oak barrels (used during one aging season) and the Almaviva wine that is sold in Chile through Comercial Peumo. Total purchases from Almaviva in 2011, 2010 and 2009 were Ch$807 million, Ch$583 million and Ch$416 million respectively. In addition, the Company sells to Almaviva raw materials and services. Sales to Almaviva totaled in 2011, 2010 and 2009, Ch$122million, Ch$125 million and Ch$82 million respectively.

Excelsior Wine Company. On July 13, 2011, Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. subscribed an agreement with Banfi Vintners, former distributor of Concha y Toro’s product in United States, to create a new company between them, called Excelsior Wine Company, LLC. to be registered in Delaware State, US. Excelsior Wine Company, LLC. will be managed by Banfi and VCT USA, Inc. Excelsior Wine Company, LLC. distributes in the United States the Chilean wines of Concha y Toro and the Argentine wines of Trivento. Also, it distributes the brands “Little Black Dress” and “Five Rivers” that belong to our subsidiary in California, Fetzer Vineyards. Sales to Excelsior totaled Ch$13,942 million in 2011.

Related Transaction With Entities in Which the Directors and Executive Officers Have an Equity Interest. The Company purchases small quantities of grapes, plants and other services from entities in which several of its directors, executive officers or members of their families have interests. In 2011, 2010 and 2009, the Company purchased an aggregate of approximately Ch$5,089 million, Ch$3,647 million and Ch$3,223 million respectively, of such goods and services from such entities, and sold grapes to these entities for Ch$ 200 million in 2011, Ch$ 166 million in 2010 and Ch$ 213 million in 2009.

Other. Besides formal requirements, Title XVI and specially article 147 of the Chilean Corporation Law demand to Open Corporations that any relevant Company’s transactions with related parties shall only be celebrated if it actually contributes to the social interest and if it is subject to terms and conditions customarily prevailing in the market at the time of it approval. Directors, managers and principal officers of companies that violate Article 147 are liable for losses resulting from such violation. In addition, Article 147 of the Chilean Corporation Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be immediately informed by the compromised Director to the boards of directors and shall only be approved if the absolute majority of the directors consider that the transaction is beneficial for the social interest. Chilean law requires that an interested director abstain from voting on such a transaction. If the absolute majority of the director is obliged to abstain for voting on any particular transaction, the transaction shall only be approved unanimously by the not involved directors or by an a extraordinary shareholders meeting. See Item 10 — “Additional Information — Estatutos (By-Laws) — Directors” for further information relating to conflict of interest transactions. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholder’s meeting. Violation of Article 147 may result in administrative or criminal sanctions and civil liability to the Company and shareholders or interested third parties who suffer losses as a result of such violation. The Company believes that it has complied with the requirements of Article 147 in all transactions with related parties during fiscal year 2011.

For additional information concerning the Company’s transactions with affiliates and other related parties, see Note 9 to the Consolidated Financial Statements — “Balances and Transactions with Related Parties.”

ITEM 8:	FINANCIAL INFORMATION

See Item 18 — “Financial Statements” and the financial statements referred to therein for the Consolidated Financial Statements and other financial information.

Wine Exports

Viña Concha y Toro and its subsidiaries export from Chile to 135 countries. Concha y Toro is the largest exporter in Chile. The Company also exports wine from Argentina through the subsidiary, Trivento. Trivento is the third largest wine exporter by volume in Argentina. See “Item 4: Information on the Company — Company Sales — Argentina”.

The following table presents wine exports by volume, in Chilean pesos and as a percentage of total sales for the last three years.

Exports by Volume and Value
	2009	2010	2011
Exports (thousand – liters)	176,668	187,819	180,634
% of total sales	68.1%	70.2%	66.7%
Exports (Ch$ million)	269,361	278,414	279,444
% of total sales	76.2%	74.4%	66.1%

Legal and Arbitration Proceedings

The Company is not involved in any litigation or arbitration proceedings which, if determined adversely to the Company, individually or in the aggregate, would have a materially adverse effect on the Company and its subsidiaries taken as a whole, nor to the Company’s knowledge are any such proceedings threatened.

The subsidiary of the Company in Argentina, Trivento Bodegas y Viñedos S.A, is involved in two legal procedures and other administrative procedure with the Argentinean Federal Tax Bureau (“AFIP”). AFIP has challenged Trivento’s revenue declarations for years 2002, 2003, 2004, 2005 and 2006. If all administrative and jurisdictional entities decide against Trivento, Trivento could be required to pay an aggregate amount equivalent to approximately Ch$ 3,582 million (approx. US$ 6.9 million).

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

The Company’s dividend policy approved at the general shareholders’ meeting is to distribute 38.5% of net earnings. For fiscal year 2011, interim dividends Nos. 244, 245 and 246 of Ch$3.00 per share were paid on September 30, 2011, December 29, 2011 and March 31, 2012, respectively. A final dividend No. 247 of Ch$17 per share was declared to pay on May 25, 2012 against the profits of the 2011 fiscal year. Total dividends disbursed against the profits of 2011 fiscal year were 38.5% of net earnings.

For fiscal year 2012, the Board approved to pay three provisional dividends of Ch$3.0 per share, charged against the profits for fiscal year 2012. These will be paid on September, 2012, December, 2012 and March, 2013, while the remaining profits up to a limit of 40% of the earnings shall be disbursed in May 2013.

The above detailed dividend policy is the Board’s intent; however, fulfillment thereof will be contingent on cash flows. Consequently, at the annual shareholders’ meeting, the Board shall solicit shareholder approval to modify the amounts and payment dates should the necessity arise.

The following table sets forth the dividends paid per share of common stock in respect of each of the years indicated:

Total Dividends Paid
Fiscal year,	Ch$ per share (1)
2006	9.00
2007	18.95
2008	19.55
2009	23.70
2010	22.45
2011	26.00

(1)	Dividends per share are expressed in pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year. The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.

Significant Changes

No significant changes have occurred since the date of our last annual financial statements.

ITEM 9:	THE OFFER AND LISTING

Prior to the offerings of the ADS and the shares of Common Stock in October 1994, there was no public market for such securities in the United States. The Common Stock is currently traded on the Chilean Exchanges. In 2011, trading on the Santiago Stock Exchange accounted for approximately 85% of the trading volume of the Common Stock in Chile. The ADS are listed on the New York Stock Exchange and trade under the symbol “VCO.”

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

Annual High and Low Closing Sale Prices
	Chilean Pesos		U.S. Dollars Per
	Per Shares(2)		ADS(3)
Year Ended December	High	Low	High	Low

2007	1375.0	800.0	55.16	29.81
2008	1132.7	780.0	43.35	26.01
2009	1200.1	931.0	45.00	28.50
2010	1300.0	1010.0	50.98	39.00
2011	1296.0	842.0	54.44	32.55

*On October 3, 2005 the ratio of 1 ADR to common stock changed from 1:50 to 1:20

Quarterly High and Low Closing Sale Prices
	Chilean Stock Trading			ADR Trading
		Chilean Pesos			U.S. Dollars Per
		Per Shares(2)			ADS(3)
Year Quarter	Share Volume(000)(1)	High	Low	Share Volume(3)	High	Low
2010
1st Quarter	24,179.38	1,260.0	1,010.0	447,685	50.98	41.50
2nd Quarter	53,998.91	1,225.0	1,061.5	730,846	47.77	39.00
3rd Quarter	107,459.58	1,300.0	1,120.0	226,753	50.28	41.25
4th Quarter	60,899.20	1,200.0	1,116.0	159,322	50.04	47.52
2011
1st Quarter	36,877.92	1,180.6	970.0	253,338	49.08	40.25
2nd Quarter	43,812.91	1,296.0	1,100.0	283,625	54.44	46.57
3rd Quarter	41,120.21	1,250.0	872.0	265,169	54.19	33.87
4th Quarter	33,251.40	1,020.0	842.0	283,683	42.25	32.55
2012
1st Quarter	33,777.24	1,150.0	975.0	214,215	47.36	37.60

Month ended
October, 2011	11,453.72	1,010.0	842.0	76,362	40.97	32.55
November, 2011	11,410.96	1,018.0	920.0	54,804	40.75	36.00
December, 2011	10,386.71	1,020.0	930.0	152,517	42.25	35.50
January, 2012	11,834.28	1,080.0	975.0	100,080	44.29	37.60
February, 2012	6,980.81	1,132.0	1,040.0	62,766	46.70	42.01
March, 2012	14,962.14	1,150.0	1,060.0	51,369	47.36	43.25

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

(3) Source: Monthly Report-The Bank of New York. Reflects actual high/low closing prices.

According to the Company’s records, as of March 31, 2012, there were 1,333 holders of record of the Common Stock. Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.

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

If the conflicting interest transaction does not involve a “material amount,” the transaction shall be executed only with the previous approval of the Board of Director. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of March 31, 2012, approximately Ch$ 45.1 million) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of March 31, 2011, approximately Ch$ 450.7 million) regardless of the size of the transaction. The same procedure shall be applicable in case the transaction complies with the Company’s habitual policies and in if the Company owns directly or indirectly at least the 95% of the other party in the transaction.

If the transaction does not comply with the aforementioned scenarios it will only be able to be executed if: (i) it is immediately informed to the Board of Directors, (ii) it is approved by the Board of Directors with the abstention of involved Directors; (iii) the Transaction is informed to the next shareholders meeting. In case the majority of the directors are involved in a related transaction it will only be able to execution if it is approved unanimously by the not directors involved or by an extraordinary shareholders meeting. If the Transaction is subject to an extraordinary shareholders meeting, the Board of Directors shall appoint at least one independent advisor which shall inform the shareholders before the extraordinary shareholders meeting.

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

Under Chilean law, certain provisions affect an existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares. The Securities Market Law establishes that (a) any person who, directly or indirectly; (i) owns 10% or more of the subscribed capital of a corporation (the “majority shareholders”) whose shares are registered in the Securities Registry of the Superintendency of Securities, or (ii) owns any such percentage because of the purchase of shares; and (b) all directors, the chief executive officer and the other principal officers of any corporation whose shares are registered with the Superintendency of Securities, regardless of the number of shares they own, must report any purchase or sale of shares made by such persons or entities no later than day after the date of such transactions to the Superintendency of Securities and to each of the stock exchanges in Chile where such corporation has securities registered. In addition, majority shareholders must inform the Superintendency of Securities and the stock exchanges with respect to whether the purchase is aimed at acquiring control of the corporation or merely a financial investment.

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

Excelsior Wine Company, LLC, on July 13, 2011, the Company entered into a joint venture with Banfi Vintners (“Banfi”) former distributor of Concha y Toro’s product in United States, to create a new company between them, named Excelsior Wine Company, LLC. which will distribute in the United States the Chilean wines of Concha y Toro and the Argentine wines of Trivento. Also, it will distribute the brands “Little Black Dress” and “Five Rivers” that belong to our subsidiary in California, Fetzer Vineyards. For a discussion of Excelsior Wine Company, LLC see Item 4 — “Information on the Company — History and Development of the Company.” The joint venture agreement is included in this Annual Report as Exhibit 4.4.

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

The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of Ch$ 4.82 million approximately (US$10,000)); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (i.e., payments regarding import and export transactions, etc.).

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

Chile

Chile and the United States signed in January 2010 a double taxation treaty; its ratification is pending by Chile and the United States. Diplomatic notes were exchanged in year 2011 in order to amend the treaty’s original wording. The bill has not yet entered into Chilean Congress. Entry into force is expected to take place in the short term. The following discussion is based exclusively on Chilean domestic tax legislation.

The discussion summarizes the material Chilean income tax consequences of the purchase, ownership and disposition of ADS or shares of Common Stock by an individual who is neither domiciled in, nor a resident of, Chile for tax purposes or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (a “foreign holder”). However, it is not a full description of all tax considerations that may be relevant to a decision related to the ADS or shares of Common Stock. The discussion is based on Chilean income tax laws, regulations and rulings of the Chilean Internal Revenue Service, including Rulings No. 324 of 1990, No. 3985 of 1994, No. 1969 of 1995, No. 3807 of 2000, N° 1705 of 2006, 224 of 2008, 1948 and 3020 both of 2011, and Circular Letter No. 7 of 2002, as well as Resolution No. 36 of 2011, all of which are subject to change.

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

Cash Dividends and Other Distributions

Cash dividends paid by the Company with respect to the ADS or shares of Common Stock held by a foreign holder will be subject to a 35% Chilean withholding tax (the “Withholding Tax”), which will be withheld and paid to the Chilean Treasury by the Company. Chile has an imputation tax system. A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the “First-Category Tax”); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. From 1991 until 2001, the First-Category Tax rate was 15% resulting in an effective dividend withholding tax rate of approximately 23.52%. For 2002, the First-Category Tax rate was 16% resulting in an effective dividend withholding tax rate of approximately 22.62% and for year 2003 the First-Category Tax rate was 16.5%. From year 2004 until 2010 the First-Category Tax rate was 17%, resulting in an effective dividend withholding tax rate of approximately 21.69%. For year 2011, the First-Category Tax rate was 20%, resulting in an effective dividend withholding tax rate of approximately 18.75%. For current year 2012, the First-Category Tax rate is 18.5%, resulting in an effective dividend withholding tax rate of approximately 20.25%. From year 2013 onwards, the First-Category Tax rate is set back at 17%, with the resulting effective dividend withholding tax rate of approximately 21.69%.

The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a non-resident holder, assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 18,5% and a distribution of 50% of the net income of the Company distributable after payment of the First-Category Tax:

Company taxable income	200.0
First-Category Tax (18.5% of Ch$200)	(37.0)
Net distributable income	163.00
Dividend distributed (50% of net distributable income)	81.50
Gross Up to compute Withholding Tax: Ch$81.50 plus Ch$18,5 First Category Tax effectively paid	(100.00)
Withholding Tax Rate 35% of Ch$100.00 equal to Ch$35; minus credit for 50% of First Category Tax (18.5%)	16.50
Net withholding tax	(16.50)
Net dividend received	65.00
Approximate effective dividend withholding rate (16.5/81.5)	20.25%

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

Effective dividend Withholding Tax rate = (Withholding Tax rate (35)) - (First-Category Tax rate (18.5))

100 - (First-Category Tax rate (18.5))

Under Chilean income tax law, dividends generally are assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of First-Category Tax that was paid by the Company. For years prior to 1991, the First-Category tax was 10%. Although this reduced First-Category Tax resulted in relatively greater amounts of distributable post-tax income for those years, the credit against the Withholding Tax for the First-Category Tax paid by the Company for those years will commensurably be diminished. Distributions of profits made with retained profits of those years, therefore, resulted in an effective dividend withholding tax rate of approximately 27.8%. Distributions of profits made with retained earnings of years 2002 and 2003, resulted or will result in an effective dividend withholding tax rate of approximately 23.52% and 22.62%, respectively. For distributions of profits generated during year 2004 until 2010, the effective dividend withholding tax is approximately 21.69%. For distributions of profit generated on year 2011, the effective dividend withholding tax is approximately 18,75%. For future distributions of profits to be generated on year 2012, 2013 and onwards, the effective dividend withholding tax will be approximately 20.25% and 21,69% respectively, as described above.

Dividend distributions paid in kind would be subject to the same Chilean tax rules as cash dividends. Stock dividends are deemed a non taxable event, thus, not subject to Chilean taxation for the shareholder at the moment the shares are distributed. Subsequent disposition of shares arising from stock dividends may be taxed in Chile (see Capital Gains). Disposition of the preemptive rights on compensated basis would be deemed in Chile as ordinary business income subject to taxation.

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

Prior to Law No. 20.448 published in the Official Gazette on August 13, 2010, if a capital gain was recognized on a sale or exchange of shares of Common Stock acquired upon surrender of ADRs (as distinguished from sales or exchanges of ADS abroad representing such shares) made by a foreign or Chilean resident or domiciled holder, such gain was deemed a non taxable event provided that the requirements of Article 18 ter of the Chilean Income Tax Law were met.

However, Article 18 ter was repealed and replaced by Article 107 of the same statute (pursuant to Law No. 20.448), which reproduces the rules set forth in the repealed article, but introduces a few changes as well.

The referred Article 107 entered into force on September 1, 2010. Any legal reference to Article 18 ter should be understood made to Article 107.

The requirements of Article 107 of the Chilean Income Tax Law are: (i) the share at the time of sale must have a market presence (as recently defined in General Ruling No. 327 issued by the Chilean Superintendence of Securities on January 17, 2012, which replaces previous General Ruling No. 103, issued in year 2001) . In case the market presence of the share was lost, the sale must be made within the following 90 days after the loss of the share’s market presence; (ii) the share must have been acquired and sold after April 19, 2001 (as per former Article 18 ter); and (iii) the acquisition and sale must have been made, among others, in a Chilean stock exchange market authorized by the Chilean Superintendence of Securities. We highlight that the acquisition and sale in a foreign stock exchange market was considered in Article 18 ter, but excluded in new Article 107.

In this regard, Rev. Ruling 224 of 2008 was issued in the context of Article 18 ter tax exemption on ADR operations and it confirmed that the reference contained in Article 18 ter to a foreign exchange stock market authorized by the Chilean Superintendence of Securities would cover gains derived from the transfer of shares in a Chilean company, acquired on the surrender (i.e. flowback) of ADRs acquired on the London Stock Exchange, NYSE and Madrid Stock Exchange.

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

This change in law, which does not consider any transitory rules to protect taxpayers who invested in ADRs under rules established in former article 18 ter.

Considering the requirements of Article 107 are not met and a capital gain is realized at the time of the sale of Common Stock, such capital gain, made either by a foreign holder or by Chilean resident holder, will be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either (i) the seniority on the Common Stock is less than one year since exchanging ADS for the Common Stock, or (ii) the shareholder acquired and disposed of the Common Stock in the ordinary course of its business or may be deemed an habitual trader of shares and (iii) the transaction takes place among parties deemed related, unlikely to take place in the sale is made in a stock market. In all other cases, gain on the disposition of Common Stock will exclusively be subject to the First-Category Tax (presently imposed at a rate of 18,5%) assessed as a sole tax and no second level taxation will apply e.g. the Withholding Tax in case of non-resident holder.

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

Capital Gains

The sale or other disposition of ADS or shares of Common Stock will generally result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s tax basis in such ADS or shares of Common Stock. The U.S. Holder’s initial tax basis in the ADS or shares of Common Stock will be such Holder’s cost for the ADS or shares of Common Stock. Gain or loss upon the sale or other disposition of ADS or shares of Common Stock will be long-term or short-term capital gain or loss, depending on whether the ADS or shares of Common Stock have been held for more than one year and generally will be U.S. source gains or loss (in the case of losses, subject to certain limitations). Long-term capital gains realized by individuals generally are subject to tax at preferential rates. The deductibility of capital losses is subject to limitations.

As discussed under the heading “Chile-Capital Gains,” gains realized from a sale or other disposition of shares of Common Stock by a U.S. Holder, unlike gains realized from a sale or disposition of ADS, could be taxable in Chile. Because U.S. taxpayers generally may only take a foreign tax credit against the U.S. federal income tax liability in respect of non-U.S. source income, in the case of gains realized from the sale or other disposition of shares of Common Stock, a U.S. Holder may not be able to use the foreign tax credit for Chilean tax imposed on that gain (because such gains would generally be U.S. source for U.S. federal income tax purposes) unless such U.S. Holder can apply such foreign tax credit against its U.S. federal income tax liability in respect of non-U.S. source income.

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

Interest Rate Risk

The Company’s exposure to interest rate risk relates to its debt obligations. As of December 31, 2011 the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted to Ch$222,893 million of which, as of December 31, 2011, Ch$49,647 million is short term debt and Ch$173,246 million is long term debt with maturities through 2018 for its bank debt and 2026 for the bond debt.

As of December 31, 2011, 75% of the debt has a fixed-rate and is denominated in Chilean pesos, Sterling Pounds, Brasilian Reais, Euros and Argentine pesos, the rest is covered with hedging instruments. The fair market value of total bank debt, as of December 31, 2011, does not significantly differ from the value at which it is listed in the Consolidated Financial Statements. The interest rate risk arises from the uncertainty regarding interest rate at which the Company can refinance its short term debt given the current uncertainty in the global financial markets.

The following table lists the cash flows related to interest payments, amortization of debt obligations and related interest rates by fiscal year maturing with respect to the Company’s debt obligations. Interest rates disclosed represent the weighted average rates of the portfolio at year-end and fairly represent the approximate average annual interest rates for each of the years of maturity.

Interest Bearing Debt As of December 31, 2011

(in million of Ch$)

Expected Maturity Date

Short-Term and Long-Term Debt		Average Interest Rate%	2012 Mn.Ch$	2013 Mn.Ch$	2014 Mn.Ch$;	2015 Mn.Ch$	2016 Mn.Ch$	There after Mn.Ch$	Total Mn.Ch$	Fair Value Total Debt Mn.Ch$

U.S. Dollar	Fixed Rate	2.26%	23,581	15,316	28,556	7,788	7,788	20,768	103,797	109,227
U.S. Dollar	Variable Rate	1.74%	4,474	27,258	7,935	5,043	5,043	6,231	55,984	56,946
Ch$	Fixed Rate	6.29%	5,351	—	—	—	—	—	5,351	5,357
BRL	Fixed Rate	10.98%	1,404	—	—	—	—	—	1,404	1,444
Ch$ (UF)	Fixed Rate	4.11%	2,941	2,623	3,738	4,852	4,852	24,917	43,923	49,222
ARG$	Fixed Rate	12.29%	4,847	211	131	131	65	—	5,385	5,207
GBP	Fixed Rate	2.35%	2,867	—	—	—	—	—	2,867	2,877
EUR	Fixed Rate	2.28%	3,903	—	—	—	—	—	3,903	3,912
Total			49,368	45,408	40,360	17,814	17,748	51,916	222,614	234,192

ARG$ (Leasing)	Fixed Rate	15.78%	279	—	—	—	—	—	279	270
Total			49,647	45,408	40,360	17,814	17,748	51,916	222,893	234,462

By comparison, as of December 31, 2010 the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted to Ch$76,460 million of which, as of December 31, 2010, Ch$27,329 million was short term debt and Ch$49,131 million was long term debt. As of December 31, 2010, most of the financed debt had a fixed-rate with maturities through 2026 as presented in the table below.

Interest Bearing Debt As of December 31, 2010

(in million of Ch$)

Expected Maturity Date

Short-Term and Long-Term Debt		Average Interest Rate %	2011 Mn.Ch$	2012 Mn.Ch$	2013 Mn.Ch$;	2014 Mn.Ch$	2015 Mn.Ch$	There after Mn.Ch$	Total Mn.Ch$	Fair Value Total DebtMn.Ch$

U.S. Dollar	Fixed Rate	2.06%	5,523	2,340	6,787	—	—	—	14,650	14,637
U.S. Dollar	Variable Rate	2.29%	14,062	—	—	—	—	—	14,062	13,744
BRL	Fixed Rate	13.30%	1,420	—	—	—	—	—	1,420	1,422
Ch$ (UF)	Fixed Rate	3.90%	2,841	2,524	2,524	2,524	2,524	26,505	39,442	40,403
ARG$	Fixed Rate	12.67%	1,979	2,978	157	—	—	—	5,114	5,153
GBP	Fixed Rate	2.37%	1,277	—	—	—	—	—	1,277	1,278
Total			27,102	7,842	9,468	2,524	2,524	26,505	75,965	76,637

ARG$ (Leasing)	Fixed Rate	15.78%	227	268	—	—	—	—	495	418
Total			27,329	8,110	9,468	2,524	2,524	26,505	76,460	77,055

Exchange Rate Risk

The primary exchange rate risk that the Company faces is the depreciation of the peso against the various currencies in which Company’s revenues are denominated. The Company’s export sales are primarily denominated in U.S. dollars, Euros, Pounds Sterling, Canadian dollars, Brazilian reais and Swedish and Norwegian crowns. During 2011 and 2010, 77.4% and 76.7%, respectively, of the Company’s total revenues were related to foreign currency. This risk is partly offset by the natural hedge resulting from approximately 35% of the Company’s costs and expenses being denominated in foreign currency, primarily U.S. dollars.

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

In addition, domestic sales of the Company’s Argentine subsidiaries are denominated in Argentine pesos –which represent 1.8% of total sales of the Company and would therefore be affected by the devaluation of the local currency. To manage this risk the Company maintains debt in Argentine pesos.

The following table sets forth the Company’s assets and liabilities subject to exchange rate risk as of December 31, 2011. The value of these foreign currency denominated assets and liabilities are represented in millions of Chilean pesos at the applicable exchange rate on December 31, 2011, which is included in the final row of the table.

Assets and Liabilities Subject to Foreign Exchange Risk
As of December 31, 2011
(in million of Ch$/except Exchange Rate)

Applicable Currency of Asset/Liability	USD	EUR	GBP	CAD	ARS	SEK	NOK	BRL	MXN
Cash	3,261	203	491	29	480	1,122	1,013	320	—
Derivatives Contracts Current	2,532	3,127	645	193	8	56	53	316	—
Other Assets Current	44,105	10,763	26,375	3,261	18,935	7,584	2,053	15,275	292
Property, Plant and equipment	37,761	—	—	—	—	—	—	—	—
Derivatives Contracts Non Current	1,062	4,369	532	251	—	—	—	—	—
Other Assets Non Current	27,523	—	—	—	868	13	1	403	—
Total Assets	116,244	18,462	28,043	3,734	20,291	8,775	3,120	16,314	292
Derivative Contracts Current	1,972	451	449	118	100	48	16	114	—
Current Liabilities	44,144	6,485	9,078	1,015	11,967	2,733	1,587	4,312	—
Derivative Contracts Non Current	3,068	233	704	464	—	—	—	—	—
Long-Term Liabilities	131,726	—	—	—	539	—	—	—	—
Total Liabilities	180,910	7,169	10,231	1,597	12,606	2,781	1,603	4,426	—

Exchange Rate	519.20	672.97	805.21	511.12	120.74	75.49	87.00	278.23	37.18

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

In 2011, 68% of the grapes used in the production of its premium, varietal, bi-varietals and sparkling wines were purchased by the Company from independent growers in Chile. Additionally, in 2011, the Company purchased the grapes and bulk wine required to produce approximately 100% of the popular wines sold by the Company. Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations. As of December 31, 2011, the Company did not hold any grape price-sensitive instrument.

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

•     such expenses as are incurred by the Depositary in the conversion of foreign currency,

•     a fee not in excess of Ch$ 2,596 (aprox. US$5.00) or less per 100 ADS (or portion thereof) for the execution and delivery of ADRs and the surrender of ADRs,

•     a fee for and deduct such fee from, the distribution of proceeds of sales of securities or rights, such fee being in an amount equal to the fee for the issuance of ADS which would have been charged as a result of the deposit by owners of securities (for purposes of this clause 6 treating all such securities as if they were shares) or shares received in exercise of rights distributed to them, but which securities or rights are instead sold by the Depositary and the net proceeds distributed.

The Company will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with the agreements in writing entered into the Depositary and the Company from time to time.

D.4. Amounts payable by the depositary to the Company

Fees Incurred in Past Annual Period

Under the fee agreement between us and the Depositary, the Depositary agrees to pay certain fees relating to the maintenance of the ADRs. Certain fees we encounter related to our ADRs are reimbursed to us by the Depositary. From January 1, 2011 to December 31, 2011, we received from the Depositary Ch$ 19.7 million (aprox. US$38,000) corresponding to the annual stock exchange listing fees.

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

(a) Disclosure Controls and Procedures. The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” for the year ended December 31, 2011. Nevertheless, there are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management, with the assistance of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on the evaluation under these criteria, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by KPMG Auditores Consultores Ltda., an independent registered public accounting firm, as stated in their attestation report which is included herein.

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

A copy of the Company’s code of ethics is available on its website (www.conchaytoro.com). The Company undertakes to provide to any person without charge, upon request, a copy of the Company’s code of ethics.

ITEM 16.C:	PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

Aggregate fees for professional services rendered by KPMG Auditores Consultores Ltda. (“KPMG”), our independent registered public accounting firm, in each of the last three fiscal years, in each of the following categories are:

.

	2009 ThCh$	2010 ThCh$	2011 ThCh$
Audit Fees	206,428	189,979	278,669
Audit-related fees	—	—	53,640
Tax Fees	100,401	12,028	16,610
All others fees	—	—	—
Total	306,829	202,007	348,919

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

Mr. Rafael Guilisasti is an affiliate of the Company or a representative of such an affiliate. Mr. Rafael Guilisasti has observer status olny on the Audit Committee and is not a voting member or the chair of the committee. He also does not serve as an executive officer of the Company. Therefore, he relies on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act. We do not believe that his status as an affiliate materially adversely affects the ability of our Audit Committee to act independently or to satisfy the other requirements of the listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act. See Item 6.C. — “Board Practices.”

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

Directors’ Committee and Audit Committee

According to the NYSE, listed U.S. companies must have an audit committee consisting of a minimum of three independent directors who are financially literate and at least one who is a designated financial expert. Chilean law requires open stock companies with a market capitalization greater than UF 1.5 million (approximately Ch$ 33,441 million or US$64.4 million) and at least 12.5% of its shares issued with voting rights are held by individual shareholders who control or have less than 10% such shares, such as the Company, to have a Directors’ Committee, composed of three directors who meet the independence requirements under Chilean law (as described below). The Company has a Directors’ Committee, composed of a majority of independent directors as required by Chilean law, which also performs the functions of the Audit Committee required by the NYSE. For the non-independent director on the Directors’ Committee, the Company relies on an exemption of the NYSE listing standards relating to Audit Committees of Rule 10A-3 promulgated under the Exchange Act. Chilean law has no requirement for members to be financial experts.

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

ITEM 17:	FINANCIAL STATEMENTS

See Item 18 — “Financial Statements.”

ITEM 18:	FINANCIAL STATEMENTS

The following financial statements, together with the reports of KPMG Auditores Consultores Ltda. are filed as part of this Annual Report:

ITEM 19	EXHIBITS

List of Exhibits
1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

2.1*	Form of Deposit Agreement among the Company, The Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, filed as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

2.2*	Form of Foreign Investment Contract among the Company, The Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADS and ADRs (with English translation), filed as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

2.3*	Central Bank of Chile Chapter XXVI, filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.1*	Agency Agreement dated as of August 31, 1993 between the Company and Banfi Products Corporation, filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.2*	English Translation of Powers of Attorney granted by the Board of Directors of Inversiones Totihue S.A. to Family Principal Shareholders filed as Exhibit 3.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.3*	English Translation of Powers of Attorney granted by the Board of Directors of Rentas Santa Bárbara S.A. to Family Principal Shareholders filed as Exhibit 33 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.4*	English Translation of Shareholders Agreement, dated August 20, 1999, entered into by Guilisasti family and other affiliated parties relating to, among others, the transfer and voting of Common Stock filed as Exhibit 3.4 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1999.

4.1*	English Translation of the Shareholders’ Agreement, dated June 30, 1997, entered into by Viña Concha y Toro S.A. and Baron Philippe de Rothschild, relating to the creation of Viña Almaviva S.A. filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

4.2*	English Translation of the Shareholders’ Agreement, dated November 15, 2000, entered into by Viña Concha y Toro S.A. and Amorim & Irmaos, S.G.P.S. S.A. relating to, among others, the transfer and voting of common stock and the management and administration of Industria Corchera, S.A. filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

4.3*	Stock Purchase Agreement, dated March 1, 2011, entered into by Viña Concha y Toro S.A. and Brown-Forman Corporation relating to the acquisition of Fetzer Vineyards (filed herewith).

4.4*	Limited Liability Company Agreement of Excelsior Wine Company, LLC dated July 14, 2011, entered into by VCT USA Inc, a fully owned subsidiary of Viña Concha y Toro and Banfi Chile LLC, a fully owned subsidiary of Banfi Products Corpotation.

8.1*	List of Significant Subsidiaries. Our significant subsidiaries, their jurisdictions of incorporation and the names under which they do business are identified in Item 4 “Information on the Company — Organizational Structure.”

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley (filed herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporates it by reference.)

*Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIÑA CONCHA Y TORO S.A.
Registrant

By:
	Name:	Eduardo Guilisasti G.
	Title:	Gerente General/
General Manager
(Chief Executive Officer)

	Date:	April 30, 2012

By:
	Name:	Osvaldo Solar V.
	Title:	Gerente Corporativo de Administración y Finanzas/
Corporate Chief Financial Officer
(Chief Financial Officer)

	Date:	April 30, 2012

EXHIBIT INDEX

Exhibit Number
1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

2.1*	Form of Deposit Agreement among the Company, The Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, filed as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

2.2*	Form of Foreign Investment Contract among the Company, The Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADS and ADRs (with English translation), filed as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

2.3*	Central Bank of Chile Chapter XXVI, filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.1*	Agency Agreement dated as of August 31, 1993 between the Company and Banfi Products Corporation, filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.2*	English Translation of Powers of Attorney granted by the Board of Directors of Inversiones Totihue S.A. to Family Principal Shareholders filed as Exhibit 3.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.3*	English Translation of Powers of Attorney granted by the Board of Directors of Rentas Santa Bárbara S.A. to Family Principal Shareholders filed as Exhibit 3.3 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.4*	English Translation of Shareholders Agreement, dated August 20, 1999, entered into by Guilisasti family and other affiliated parties relating to, among others, the transfer and voting of Common Stock filed as Exhibit 3.4 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1999.

4.1*	English Translation of the Shareholders’ Agreement, dated June 30, 1997, entered into by Viña Concha y Toro S.A. and Baron Philippe de Rothschild, relating to the creation of Viña Almaviva S.A. filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

Exhibit Number
4.2*	English Translation of the Shareholders’ Agreement, dated November 15, 2000, entered into by Viña Concha y Toro S.A. and Amorim & Irmaos, S.G.P.S. S.A. relating to, among others, the transfer and voting of common stock and the management and administration of Industria Corchera, S.A. filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

4.3*	Stock Purchase Agreement, dated March 1, 2011, entered into by Viña Concha y Toro S.A. and Brown-Forman Corporation relating to the acquisition of Fetzer Vineyards (filed herewith).

4.4*	Limited Liability Company Agreement of Excelsior Wine Company, LLC dated July 14, 2011, entered into by VCT USA Inc, a fully owned subsidiary of Viña Concha y Toro and Banfi Chile LLC, a fully owned subsidiary of Banfi Products Corpotation.

8.1*	List of Significant Subsidiaries. Our significant subsidiaries, their jurisdictions of incorporation and the names under which they do business are identified in Item 4 “Information on the Company — Organizational Structure.”

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley (filed herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporates it by reference.)

*Previously filed.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
USD	-	United States dollars
ThUSD	-	Thousands of United States dollars
UF	-	The UF (Unidad de Fomento) is an inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Chilean Consumer Price Index of the previous month.

KPMG Auditores Consultores Ltda.	Teléfono	+56 (2) 798 1000
Av. Isidora Goyenechea 3520, Piso 13	Fax	+56 (2) 798 1001
Las Condes, Santiago Chile	www.kpmg.cl

Independent Auditors’ Report

The Board of Directors and Shareholders of

Viña Concha y Toro S.A.:

We have audited the accompanying consolidated statements of financial position of Viña Concha y Toro S.A. and subsidiaries (the Company) as of December 31, 2011 and 2010 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2011 and 2010 , and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Viña Concha y Toro S.A.´s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2012, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Ltda.

Santiago, Chile

April 30, 2012

KPMG Auditores Consultores Ltda., sociedad de responsabilidad limitada chilena y una firma miembro de la red de firmas miembro independientes de KPMG afiliadas a KPMG International Cooperative (“KPMG International”), una entidad suiza. Todos los derechos reservados.

KPMG Auditores Consultores Ltda.	Teléfono	+56 (2) 798 1000
Av. Isidora Goyenechea 3520, Piso 13	Fax	+56 (2) 798 1001
Las Condes, Santiago Chile	www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Viña Concha y Toro S.A.:

We have audited the internal control over financial reporting of Viña Concha y Toro S.A. (the Company) as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company´s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Viña Concha y Toro S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2011 and 2010 , and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated April 30, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG Ltda.

Santiago, Chile

April 30, 2012

KPMG Auditores Consultores Ltda., sociedad de responsabilidad limitada chilena y una firma miembro de la red de firmas miembro independientes de KPMG afiliadas a KPMG International Cooperative (“KPMG International”), una entidad suiza. Todos los derechos reservados.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Note	As of December 31, 2011	As of December 31, 2010
		Th$	Th$

Current Assets
Cash and cash equivalents	(6)	20,855,397	16,757,549
Other current financial assets	(7)	8,336,813	10,721,894
Other non-financial current assets		6,654,074	9,729,058
Trade and other accounts receivable, current net	(8)	130,693,605	108,358,712
Accounts receivable from related parties, current	(9)	417,813	609,117
Inventories	(10)	173,973,666	107,877,080
Current biologic assets	(15)	12,407,775	10,944,784
Current tax assets	(21)	16,794,392	9,740,456

Total current assets other than assets or groups of assets for disposition classified as maintained for sale or as maintained to distribute to owners		370,133,535	274,738,650

Assets held for sale	(16)	2,350,168	82,500

Total Current Assets		372,483,703	274,821,150

Non-Current Assets
Other non-current financial assets	(7)	6,252,042	5,765,933
Other non-financial assets, non-current		2,246,878	2,442,581
Investments accounted for using the equity method	(11)	13,209,787	9,627,465
Intangible assets other than goodwill	(13)	29,888,321	8,863,353
Goodwill	(12)	22,577,599	—
Property, plant and equipment, net	(14)	259,664,661	225,070,491
Non-current biologic assets	(15)	61,839,636	53,672,218
Deferred tax assets	(21)	5,967,683	5,295,823

Total non-current assets		401,646,607	310,737,864

Total Assets		774,130,310	585,559,014

See accompanying notes to these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	As of December 31, 2011	As of December 31, 2010
		Th$	Th$

Current liabilities
Other current financial liabilities	(18)	52,921,462	30,732,214
Trade accounts payable and other current accounts payable	(20)	69,578,444	57,318,643
Current accounts payable to related companies	(9)	2,714,132	2,876,996
Other current provisions	(24)	15,469,008	14,687,986
Current tax liabilities	(21)	15,621,986	15,453,031
Other current non-financial liabilities		11,553,004	12,494,103
Total current liabilities other than liabilities included in groups of assets for disposition classified as maintained for sale		167,858,036	133,562,973

Total current liabilities		167,858,036	133,562,973

Non-current liabilities
Other non-current financial liabilities	(18)	177,715,101	49,959,254
Other non-current accounts payable	(20)	—	2,137,049
Non-current accounts payable to related companies	(9)	1,252,037	1,452,471
Non-current liabilities due to deferred taxes	(21)	26,770,888	25,930,099
Non-current accruals due to benefits to employees	(23)	2,030,284	1,841,740

Total non-current liabilities		207,768,310	81,320,613

Total Liabilities		375,626,346	214,883,586

Equity
Issued capital	(26)	84,178,790	84,178,790
Accumulated Profits/(losses)		310,204,731	279,004,115
Other reserves		3,828,041	7,492,522

Equity attributable to the owners of the controlling entity		398,211,562	370,675,427

Non-controlling interest		292,402	1

Total equity		398,503,964	370,675,428

Total liabilities and Equity		774,130,310	585,559,014

See accompanying notes to these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

CONSOLIDATED STATEMENT OF INCOME

		For the year ended	For the year ended	For the year ended
STATEMENT OF INCOME	Note	December 31, 2011	December 31, 2010	December 31, 2009
		Th$	Th$	Th$

Income from ordinary activities	(29)	422,735,429	374,018,545	354,418,905
Cost of sales	(30)	(280,156,889)	(241,775,864)	(223,443,943)

Gross profit		142,578,540	132,242,681	130,974,962

Other income by function	(32)	19,968,835	886,787	106,046
Distribution costs	(30)	(82,983,352)	(70,475,068)	(65,807,994)
Administrative expenses	(30)	(18,384,585)	(16,631,648)	(18,674,326)
Other expenses by function	(30)	(1,033,162)	(747,463)	(460,452)
Financial income	(31)	379,672	340,264	734,741
Financial expense	(31)	(6,315,807)	(3,149,276)	(5,594,142)
Equity in gains (losses) of associates and joint ventures accounted for using the equity method		2,031,073	984,406	811,500
Foreign currency exchange gain/(losses)	(31)	8,039,442	9,057,132	10,837,415
Income (expenses) by adjustment units	(31)	(757,474)	(866,507)	1,950,267

Income before tax		63,523,182	51,641,308	54,878,017

Expense due to income taxes	(21)	(13,040,792)	(9,722,728)	(9,599,971)

Income from continuing operations		50,482,390	41,918,580	45,278,046

Income		50,482,390	41,918,580	45,278,046

Profit (loss) attributable to :
Gain (loss) attributable to equity holders of the controller		50,482,390	41,918,574	45,278,038
Gain (loss) attributable to non-controlling interests		—	6	8

Income		50,482,390	41,918,580	45,278,046

Earnings per share
Basic earnings per share in continuing operations		67.58	56.12	61.39
Basic earnings per share		67.58	56.12	61.39

See accompanying notes to these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

STATEMENT OF OTHER COMPREHENSIVE	For the year ended	For the year ended	For the year ended
INCOME	December 31, 2011	December 31, 2010	December 31, 2009
	Th$	Th$	Th$

Net income for the year	50,482,390	41,918,580	45,278,046

Other comprehensive income components before taxes

Currency translation differences
Gains (losses) from foreign currency translation differences, before tax	945,826	(1,173,668)	(552,697)

Financial assets available for sale
Gains / (losses) due to new remeasurements of financial assets available for sale, before tax	(24,542)	21,217	(78,404)

Cash flow hedges
Gains (losses) due to cash flow hedges, before taxes	(5,457,377)	(1,554,083)	11,081,476

Income tax related to components of other comprehensive income

Income tax related to financial assets available for sale of other comprehensive income	4,908	(3,602)	(5,610)
Income tax related to cash flow hedges of other comprehensive income	866,704	264,194	(1,883,851)

Total comprehensive income	46,817,909	39,472,638	53,838,960

Comprehensive income attributable to:
Comprehensive income attributable to equity holder of the parent	46,817,909	39,472,632	53,838,952
Comprehensive income attributable to non-controlling interest	—	6	8

Total comprehensive income	46,817,909	39,472,638	53,838,960

See accompanying notes to these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

STATEMENT OF CHANGES IN EQUITY BETWEEN JANUARY 1 AND DECEMBER 31, 2011

(Amounts in thousands of Chilean pesos)

STATEMENT OF CHANGES IN EQUITY	Issued capital	Foreign currency translation difference reserve	Cash flow hedge reserves	Reserves of gains or losses in remeasurement of financial assets available for sale	Other miscellaneous reserves	Total reserves	Accumulated profits (losses)	Equity attributable to equity holders of the parent	Non-controlling interests	Total equity
	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$
Beginning balance As of January 1, 2011	84,178,790	(1,726,365)	7,907,736	43,389	1,267,762	7,492,522	279,004,115	370,675,427	1	370,675,428
Re-expressed beginning balance	84,178,790	(1,726,365)	7,907,736	43,389	1,267,762	7,492,522	279,004,115	370,675,427	1	370,675,428
Changes in equity
Comprehensive income
Profit (loss)	—	—	—	—	—	—	50,482,390	50,482,390	—	50,482,390
Other comprehensive income	—	945,826	(4,590,673)	(19,634)	—	(3,664,481)	—	(3,664,481)	—	(3,664,481)
Comprehensive income		945,826	(4,590,673)	(19,634)	—	(3,664,481)	50,482,390	46,817,909	—	46,817,909
Equity issuance	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	(19,339,429)	(19,339,429)	—	(19,339,429)
Increase (decrease) due to transfers and other changes	—	—	—	—	—	—	57,655	57,655	292,401	350,056
Total changes in equity	—	945,826	(4,590,673)	(19,634)	—	(3,664,481)	31,200,616	27,536,135	292,401	27,828,536
Final balance As of December 31, 2011	84,178,790	(780,539)	3,317,063	23,755	1,267,762	3,828,041	310,204,731	398,211,562	292,402	398,503,964

See accompanying notes to these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

STATEMENT OF CHANGES IN EQUITY BETWEEN JANUARY 1 AND DECEMBER 31, 2010

(Amounts in thousands of Chilean pesos)

STATEMENT OF CHANGES IN EQUITY	Issued capital	Issuance premiums	Foreign currency translation difference reserve	Cash flow hedge reserves	Reserves of gains or losses in remeasurement of financial assets available for sale	Other miscellaneous reserves	Total reserves	Accumulated profits (losses)	Equity attributable to equity holders of the parent	Non-controlling interests	Total equity
	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$
Beginning balance As of January 1, 2010	78,959,807	—	(552,697)	9,197,625	25,774	1,267,762	9,938,464	254,073,884	342,972,155	1	342,972,156
Re-expressed beginning balance	78,959,807	—	(552,697)	9,197,625	25,774	1,267,762	9,938,464	254,073,884	342,972,155	1	342,972,156
Changes in equity
Comprehensive income
Profit (loss)	—	—	—	—	—	—	—	41,918,574	41,918,574	6	41,918,580
Other comprehensive income	—	—	(1,173,668)	(1,289,889)	17,615	—	(2,445,942)	—	(2,445,942)	—	(2,445,942)
Comprehensive income			(1,173,668)	(1,289,889)	17,615	—	(2,445,942)	41,918,574	39,472,632	6	39,472,638
Equity issuance	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	(16,988,343)	(16,988,343)	—	(16,988,343)
Increase(decrease) due to other contributions from the owners	5,218,983	—	—	—	—	—	—	—	5,218,983	—	5,218,983
Increase (decrease) due to transfers and other changes	—	—	—	—	—	—	—	—	—	(6)	(6)
Total changes in equity	5,218,983	—	(1,173,668)	(1,289,889)	17,615	—	(2,445,942)	24,930,231	27,703,272	—	27,703,272
Final balancel As of December 31, 2010	84,178,790	—	(1,726,365)	7,907,736	43,389	1,267,762	7,492,522	279,004,115	370,675,427	1	370,675,428

See accompanying notes to these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

STATEMENT OF CHANGES IN EQUITY BETWEEN JANUARY 1 AND DECEMBER 31, 2009

(Amounts in thousands of Chilean pesos)

STATEMENT OF CHANGES IN EQUITY	Issued capital	Issuance premiums	Foreign currency translation difference reserve	Cash flow hedge reserves	Reserves of gains or losses in remeasurement of financial assets available for sale	Other miscellaneous reserves	Total reserves	Accumulated profits (losses)	Equity attributable to equity holders of the parent	Non-controlling interests	Total equity
	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$
Beginning balance As of January 1, 2009	53,411,360	6,232,415	—	—	109,788	—	109,788	226,095,444	285,849,007	7	285,849,014
Re-expressed beginning balance	53,411,360	6,232,415	—	—	109,788	—	109,788	226,095,444	285,849,007	7	285,849,014
Changes in equity
Comprehensive income
Profit (loss)	—	—	—	—	—	—	—	45,278,038	45,278,038	8	45,278,046
Other comprehensive income	—	—	(552,697)	9,197,625	(84,014)	—	8,560,914		8,560,914	—	8,560,914
Comprehensive income			(552,697)	9,197,625	(84,014)	—	8,560,914	45,278,038	53,838,952	8	53,838,960
Dividends	—	—	—	—	—	—	—	(17,299,598)	(17,299,598)	—	(17,299,598)
Increase(decrease) due to other contributions from the owners	20,668,642	(84,848)	—	—	—	—	—	—	20,583,794	—	20,583,794
Increase (decrease) due to transfers and other changes	(1,267,762)	—	—	—	—	1,267,762	1,267,762	—	—	(14)	(14)
Total changes in equity	19,400,880	(84,848)	(552,697)	9,197,625	(84,014)	1,267,762	9,828,676	27,978,440	57,123,148	(6)	57,123,142
Final balancel As of December 31, 2009	72,812,240	6,147,567	(552,697)	9,197,625	25,774	1,267,762	9,938,464	254,073,884	342,972,155	1	342,972,156

See accompanying notes to these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

CONSOLIDATED STATEMENT OF CASH FLOWS – DIRECT METHOD

	For the year ended	For the year ended	For the year ended
STATEMENTS OF CASH FLOW	December 31, 2011	December 31, 2010	December 31, 2009
	Th$	Th$	Th$

Cash flows provided by (used in ) operating activites
Classes of collections by operating activities
Collections from sales of goods and services delivered	408,863,453	324,064,183	314,250,165
Classes of payments
Payments to suppliers related to the supply of goods and services	(365,778,292)	(273,522,269)	(242,500,862)
Payments to and in behalf of employees	(29,126,351)	(27,696,916)	(16,477,580)
Dividends paid	(16,770,284)	(18,435,975)	(14,325,149)
Dividends received	—	360,588	4,328
Interest paid	(4,308,193)	(2,090,326)	(5,400,571)
Interest received	778,361	3,210,644	765,687
Income taxes reimbursed (paid)	4,674,083	5,271,391	(15,795,765)
Other incomes (expenses) of cash	11,713,621	27,295,417	(850,224)
Net cash flows provided by (used in ) operating activities	10,046,398	38,456,737	19,670,029

Cash flows provided by (used in ) investing activities
Other payments to acquire equity or debt instruments from other entities	(111,566,004)	—	—
Amounts provided by sale of property, plant and equipment	1,311,307	1,893,167	299,047
Purchases of property, plant and equipment	(25,580,263)	(17,165,492)	(33,857,055)
Amounts provided by sale of intangible assets	17,769	—	—
Purchases of intangible assets	(888,842)	(1,234,739)	(248,653)
Amounts provided by government subsidies	23,191	69,845	12,669
Advances of cash and borrowings granted to third parties	(3,739)	—	—
Net cash flows provided by (used in) investing activities	(136,686,581)	(16,437,219)	(33,793,992)

Cash flows provided by (used in) financing activities
Proceeds provided by share issuance	—	5,218,138	20,625,286
Proceeds provided by the issuance of other equity instruments	—	—	5,113,400
Proceeds provided by long-term loans	149,671,324	50,049,950	57,458,547
Loans payments	(18,903,176)	(67,190,335)	(65,877,415)
Net cash flows provided by (used in) financing activities	130,768,148	(11,922,247)	17,319,818

Net increase (decrease) in cash and cash equivalent, before the effect of changes in exchange rate	4,127,965	10,097,271	3,195,855

Effects of variation in exchange rate on cash and cash equivalent
Effects of variation in exchange rate on cash and cash equivalent	(30,117)	(337,022)	(148,420)
Net Increase (decrease) of cash and cash equivalent	4,097,848	9,760,249	3,047,435
Cash and cash equivalent at beginning of period	16,757,549	6,997,300	3,949,865
Cash and cash equivalent at the end of year	20,855,397	16,757,549	6,997,300

See accompanying notes to these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. GENERAL CONSIDERATIONS

The Company’s name is Viña Concha y Toro S.A. ID No. 90.227.000 – 0, and is registered as an Open Corporation. The Company is located in Avda. Nueva Tajamar 481, North Tower, Floor Nº 15, Las Condes, Santiago, Chile, phone (56-2) 476-5000, fax (56-2) 203-6740, postal box No. 213, Central Post Office, Santiago, e-mail webmaster@conchaytoro.cl, Website www.conchaytoro.com, it uses the ticker Conchatoro in the Chilean stock market and VCO for the NYSE.

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

Viña Concha y Toro is the biggest wine producing and exporting company in Chile. The Company is vertically integrated and operates its own vineyards, wineries and bottling plants. The Company also operates in Argentina, through Trivento Bodegas y Viñedos S.A. and in the United States of America through Fetzer Vineyards.

The Company has developed a wide wine portfolio using the brand Concha y Toro. Likewise, the Company has fostered innovating projects through its subsidiaries Viña Cono Sur, Viña Quinta de Maipo (formerly – Viña Palo Alto), Viña Maycas del Limarí and Trivento Bodegas y Viñedos. Additionally, together with the prestigious French winery Barón Philippe de Rothschild through a joint venture, Viña Almaviva S.A., produces the Almaviva icon, a first class wine.

The Company has presence in the main vineyard valleys of Chile: Valle del Limarí, Casablanca, San Antonio, Maipo, Cachapoal, Colchagua, Curicó and Maule.

In the distribution business, the Company operates through the subsidiaries, Comercial Peumo Ltda. (which has the most extensive on network for the distribution of wines in the domestic market), Concha y Toro UK Limited (United Kingdom) in 2008, in order to strengthen its distribution, the Company established its own distribution offices in Brazil, Sweden, Norway and Finland; wich began operation during 2009. In other export markets, the Company maintains strategic relationships with significant specialized dealers.

On March 30, 2010 it was formed the subsidiary VCT Group of Wineries Asia Pte. Ltd. in Singapore with the aimed reinforcing the presence of Viña Concha y Toro in the area. The subsidiary is responsible to promote and distribute the products in the region.

On April 15, 2011, the subsidiary VCT USA Inc. was incorporated in accordance with the laws of the State of Delaware, in the United States. Through this subsidiary, the Company acquired 100 % of the shares of the U.S. wine production company, Fetzer Vineyards domiciled in California, the United States of America.

This acquisition added a portfolio of brand names mainly focused on the US market including, Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary and the license from Little Black Dress. Likewise, Fetzer Vineyards has 453 hectares of owned and leased vineyards in Mendocino county in California and warehouses for 36 million liters in Hopland, California, and for 6.4 million liters in Paso Robles, also located in the State of California, in the United States. Finally, Fetzer Vineyards has bottling facilities in Hopland, California. Fetzer Vineyards has approximately 260 employees.

On May 13, 2011, the Company acquired 40% of Southern Brewing Company S.A. (Cervezas Kross) with the purpose of obtaining active participation in the domestic beer premium segment.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

On July 14, 2011, VCT USA Inc. together with Banfi Corporation, with interest of 50% each, created the newly formed, Excelsior Wine Company, LLC, for the distribution of products. Previously, products were distributed by Banfi Corporation.

In August, 2011, to reach new markets, the Company created the newly formed the subsidiary, VCT México S. de R.L. de C.V. and through this, jointly with Aldimerco, S.A. de C.V, incorporated, VCT & DG México S.A. de C.V., in accordance with the laws of Mexico federal District. During November 2011, the Company incorporated the subsidiary, Concha y Toro Canada Limited, in the State of New Brunswick in Canada. These new subsidiaries will be engaged in the distribution and promotion of products both in Mexico and Canada.

The Concha y Toro Group is composed of the companies detailed in 2.2.1.

Majority shareholders

The 12 majority shareholders are as follows:

Name	Number of shares	Ownership %
Inversiones Totihue S.A.	87,615,431	11.73%
Rentas Santa Barbara S.A.	85,274,628	11.42%
Inversiones Quivolgo S.A.	30,163,000	4.04%
Fundación Cultura Nacional	26,964,775	3.61%
Banco Itau Cta. de Inversionistas	25,792,097	3.45%
A.F.P. Provida S.A. Fondo de Pensiones	25,737,588	3.45%
Banco de Chile Cta. de Terceros	24,571,710	3.29%
Inversiones GDF S.A.	24,439,851	3.27%
Constructora Santa Marta Ltda.	22,293,321	2.98%
A.F.P. Habitat S.A. Fondo de Pensiones	22,155,282	2.97%
A.F.P. Cuprum S.A. Fondo de Pensiones	20,713,067	2.77%
The Bank of New York as per Circ. 1375 S.S.I.	20,027,360	2.68%
Total	415,748,110	55.66%

Board of Directors

The Company is managed by the Board of Directors, which is comprised by seven members duly appointed by the shareholders at the General Shareholders’ Meeting. This Board of Directors serves for a three-year period, at the end of which it must be renewed in full and its members can be re-elected indefinitely. The current Board of Directors was appointed by the shareholders at the General Shareholders’ Meeting held on April 25, 2011, for the three-year period ending in 2014.

Pursuant to its By-laws, the Board of Directors remuneration for 2011 was established by the Company’s shareholders at the General Shareholders’ Meeting as 1.3% of the net profit for the year. In addition, an allowance of UF300 per month was approved for executive responsibilities of the Chairman of the Board.

The remuneration paid to the Members of the Directors’ Committee for 2011 is equivalent to one third additional to the total remuneration that the director receives as such, in accordance with Article 50 bis of the Publicly-held Corporations Act and Circular No. 1956 issued by the Chilean Superintendence of Securities and Insurance.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Staffing

As of December 31, 2011, the detail of the Company’s permanent workforce is as follows:

	Parent company	Affiliates in Chile	Affiliates abroad	Consolidated
Managers, assistant managers and main executives	73	23	19	115
Professionals and technicians	527	123	177	827
Operators, sales and administrative employees	1,641	434	544	2,619
Total	2,241	580	740	3,561

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 2. BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

2.1	Basis of Preparation

2.1.1	Financial Statements

The consolidated financial statements of Viña Concha y Toro and subsidiaries as of December 31, 2011 have been prepared in conformity with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been authorized for issue by the Board of Directors on April 26, 2012.

2.1.2	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the financial statements:

	-	hedging financial instruments are measured at fair value;
	-	available-for-sale financial assets are measured at fair value;
	-	financial statements at fair value through profit or loss are measured at fair value; and
	-	the provision for severance indemnities I determined on the basis of an actuarial calculation.

Certain 2010 in material period balances have been reclassified between current assets and current liabilities for comparison purposes.

2.1.3	Accounting Period

The consolidated financial statements cover the following periods:

	-	Classified Consolidated Statement of Financial Position for the years ended December 31, 2011 and 2010.
	-	Consolidated Statement of Income as of December 31, 2011, 2010 and 2009.
	-	Consolidated Statement of Other Comprehensive Income as of December 31, 2011, 2010 and 2009.
	-	Statement of Changes in Equity as of December 31, 2011, 2010 and 2009.
	-	Consolidated Statement of Cash Flows – Direct Method as of December 31, 2011, 2010 and 2009.

2.1.4	Use of Estimates and Judgments

In preparing these consolidated financial statements, certain estimates made by the Company’s management have been used in order to quantify certain assets, liabilities, revenue, expenses and commitments which are recorded therein. These estimates basically refer to the following:

	-	The assessment for possible impairment losses on Property, plant and equipment, Intangible Assets and Investments.
	-	The criterion used for measuring certain assets.
	-	The actuarial calculation for severance indemnity obligations.
	-	The fair value of derivatives or other financial instruments.
	-	Net realizable value and obsolescence estimates.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Despite the fact that these estimates have been made considering the best available information as of the date of issue of these financial statements on the events analyzed, events may occur in the future obliging their amendment (upwards or downwards) in the next years, which would be made prospectively, recognizing the effect of changes in estimates in the corresponding future consolidated financial statements.

2.1.5	Classification as Current and Non-current Balances

In the attached statement of financial position, balances are classified considering their maturity dates; i.e., those maturing in a period equal to or lower than twelve months are considered current and all balances for a period exceeding that period are considered non-current. In the event that obligations exist maturity of which is less than twelve months but whose long-term refinancing is assured at the Company’s discretion, through loan agreements unconditionally available maturing at long-term, these could be classified as non-current liabilities.

2.1.6	New Standards and Interpretations Not yet Adopted

As of the date of issue of these Consolidated Financial Statements, Amendments, Improvements have been published on existing standards which have become effective during 2011, which the Company has adopted and applied as and when required. These standards did not have a material impact on the financial statements. These were mandatory on the dates indicated below.

New standards, Improvements and Ammendments		Date of mandatory application
Ammendment IFRIC 14	Advanced payments on the obligation to maintain a minimum financing level	January 1, 2011
IAS 24 reviewed	Disclosures of related parties	January 1, 2011

Likewise, at the date of issue of these Consolidated Financial Statements. The following accounting pronouncements have been issued by the IASB but have not become effective and are mandatory on the dates indicated below.

New standards		Date of mandatory application
Ammendment IAS 12	Deferred taxes: Recovery of underlying assets	January 1, 2012
Ammendment IAS 1	Presentation of other comprehensive income	July 1, 2012
Ammendment IAS 19	Benefits to employees	January 1, 2013
Ammendment IAS 27	Separated Financial Statements	January 1, 2013
Improvements IAS 28	Investments in associated companies and joint ventures	January 1, 2013
Ammendment IFRS 7	Exposure- Offsetting of financial assets and liabilities	January 1, 2013
IFRS 13	Measurement of fair value	January 1, 2013
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint agreements	January 1, 2013
IFRS 12	Disclosure of interests in other entities	January 1, 2013
IFRS 9	Financial instruments: Measurement and classification	January 1, 2015

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

The Company’s Management is currently analyzing these standards to determine whether they will have a significant impact on the Group’s financial statements.

2.1.7	Significant Accounting Policies

The main critical policies are as follows:

-	allowance for doubtful accounts;
-	investments in associates;
-	inventories;
-	intangible assets;
-	biological assets;
-	impairment of property, plant and equipment and financial assets;
-	financial instruments;
-	provisions;.
-	deferred taxes;
-	employee benefits; and
-	revenue recognition.

2.2	Basis of Consolidation

The Consolidated Financial Statements include assets, liabilities, profit or loss and cash flows of Viña Concha y Toro and its subsidiaries. The effects of significant transactions performed with subsidiaries have been eliminated and the related non-controlling ownership which is presented in both the statement of financial position and statement of income, has been recognized under non-controlling interest.

2.2.1	Subsidiaries

The subsidiaries are those entities over which Viña Concha y Toro exercises, direct or indirect control, understood as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This ability is shown in general, although not solely, as the direct or indirect ownership of 50% or more of the entity’s voting rights.

To account for the acquisition of subsidiaries, Viña Concha y Toro uses the acquisition method. The acquisition cost is the fair value of assets delivered, equity instruments issued and liabilities incurred or assumed at the exchange date, and other costs directly attributable to the acquisition. Identifiable assets acquired, identifiable liabilities and contingencies assumed in a business combination are valued by its fair value in the acquisition date. The excess of acquisition cost on the fair value of the Company’s ownership in net identifiable assets acquired is recognized as goodwill. Whether the acquisition cost is lower than the fair value of net assets of the acquired subsidiary, the difference is directly recognized in the statement of income.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

The subsidiaries whose financial statements have been included in consolidation are as follows:

		Ownership Percentages
Tax ID No.	Company	As of December 31, 2011			As of December 31, 2010
		Direct	Indirect	Total	Total
85.037.900-9	Comercial Peumo Ltda.	—	100.000%	100.000%	100.000%
84.712.500-4	Bodegas y Viñedos Quinta de Maipo SpA (Ex Viña Palo Alto Ltda.)	54.324%	45.676%	100.000%	99.999%
82.117.400-7	Soc. Export.y Com. Viña Maipo SpA	—	100.000%	100.000%	100.000%
85.687.300-5	Transportes Viconto Ltda.	—	100.000%	100.000%	100.000%
86.326.300-K	Viña Cono Sur S.A.	—	100.000%	100.000%	100.000%
0-E	Trivento Bodegas y Viñedos S.A.	19.055%	80.945%	100.000%	100.000%
0-E	Concha y Toro UK Limited	99.000%	1.000%	100.000%	100.000%
0-E	Cono Sur Europe Limited	—	100.000%	100.000%	100.000%
96.585.740-0	Soc. Export. y Com. Viña Canepa S.A.	—	100.000%	100.000%	100.000%
96.921.850-K	Inversiones Concha y Toro SpA	100.000%	—	100.000%	100.000%
99.513.110-2	VCT Internacional SpA	—	100.000%	100.000%	100.000%
0-E	Finca Lunlunta S.A.	—	100.000%	100.000%	100.000%
76.898.350-K	Viña Maycas del Limarí Limitada	—	100.000%	100.000%	100.000%
0-E	Finca Austral S.A.	—	100.000%	100.000%	100.000%
0-E	VCT Brasil Importación y Exportación Ltda.	—	100.000%	100.000%	100.000%
0-E	Concha y Toro Sweden AB	—	100.000%	100.000%	100.000%
0-E	Concha y Toro Finland OY	—	100.000%	100.000%	100.000%
0-E	Concha y Toro Norway AS	—	100.000%	100.000%	100.000%
76.048.605-1	Viñedos Los Robles SpA	—	100.000%	100.000%	100.000%
0-E	Concha y Toro Shanghai (Of. de Representación)	100.000%	—	100.000%	100.000%
0-E	VCT Group Of Wineries Asia Pte. Ltd.	—	100.000%	100.000%	100.000%
0-E	VCT USA, Inc.	100.000%	—	100.000%	—
0-E	Fetzer Vineyards, Inc.		100.000%	100.000%	—
0-E	VCT Mexico, S. de R.L. de C.V.		100.000%	100.000%	—
0-E	VCT & DG Mexico, S.A. de C.V.		51.000%	51.000%	—
0-E	Concha y Toro Canadá Limited		100.000%	100.000%	—

Interest of external partners, represents the portion assignable to them of own funds and of profit or loss as of December 31, 2011 and 2010, of those companies which are consolidated according to the global integration method, and are presented as “Non-controlling interest”, in total equity in the attached consolidated statement of financial position and in the heading of “Profit attributable to non-controlling interest”, in the attached consolidated statement of income.

The translation to the presentation currency of financial statements of foreign companies with functional currency other than the Chilean peso is performed as is indicated in 2.2.2:

Foreign currency translation differences generated by the translation to the currency used in the consolidated financial statements are recorded under “Foreign currency translation differences” within equity.

All balances and transactions between companies consolidated according to the global integration method have been eliminated in the consolidation process.

2.2.2	Functional and presentation currency

The Company has determined that its functional currency is the Chilean peso and the functional currency of each of its subsidiaries has been determined by each entity based on the economic environment in which they operate. The term foreign currency is defined as any currency other than the Chilean peso.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

The definition of this functional currency relates to the fact that it’s the currency that reflects or represents the transactions, events and terms underlying and relevant to manage the operations of Viña Concha y Toro. For such purposes, the following has been analyzed and considered: sales price of its products, relevant markets for the company, sources of financing, among others.

In consolidation, items in the comprehensive statement of income correspond to entities with functional currency other than the Chilean peso, have been translated to Chilean pesos using the average exchange rates. Items in the statement of financial position have been translated using the year-end exchange rates. Foreign currency translation differences associated with the translation of net assets of these entities have been carried to equity and recorded in a translation reserve under a separate line.

The Company does not use a presentation currency other than the Parent’s functional currency for consolidation.

2.2.3	Goodwill

Goodwill generated by the acquisition of investments is not subject to amortization and at each year-end impairment testing is conducted; and if indications exist that the recoverable amount may decrease to an amount lower than net recorded cost, an impairment loss adjustment is made.

The assignment is performed in those Cash Generating Units (CGUs) which are expected to obtain benefits from the business combination from which the goodwill arose.

2.3	Segment Reporting

The Concha y Toro Group reports financial information by segments considering the information available to the Company’s key decision makers in regard to matters which allow measuring profitability and making decisions on investments in business areas in conformity with IFRS 8. The Company operates in two business segments: Wine Production and Other.

2.4	Transactions in Foreign Currencies and Income-adjusted Units

Transactions and balances

Transactions in foreign currencies are recorded at the initial time of application of the exchange rate in force at the trade date. Balances of monetary assets and liabilities are translated at year-end exchange rate; non-monetary entries in foreign currency which are measured in terms of historic cost are translated using the exchange rate in force at the transaction date. Non-monetary entries in foreign currencies which could be valued at fair value are translated using the exchange rate in force at the date in which the fair value is determined.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Exchange rates used to translate monetary assets and liabilities, denominated in foreign currency at each year-end in regard to the Chilean peso, are as follows:

Foreign currencies	Def	As of December 31, 2011	As of December 31, 2010
US Dollar	USD	519.20	468.01
Canadian Dollar	CAD	511.12	467.87
Swedish Crown	SEK	75.49	69.38
Norway Crown	NOK	87.00	79.51
Japanese Yen	JPY	6.74	5.73
Euro	EUR	672.97	621.53
Brazilian Real	BRL	278.23	281.31
Pound Sterling	GBP	805.21	721.01
Argentinean Peso	ARS	120.74	117.78
Adjustments Units	UF	22,294.03	21,455.55

2.5	Cash and Cash Equivalents

Cash and cash equivalents correspond to short-term highly-liquid investments, that are readily convertible to known amounts of cash and subject insignificant risk of changes in their value with maturities of three months or less.

2.6	Financial Assets

	-	Financial assets

Viña Concha y Toro S.A. and subsidiaries classify financial assets at fair value through profit or loss and available-for-sale financial assets. The classification depends on the purpose with which these financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

	2.6.1	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss financial assets held for trading. A financial asset is classified under this category when it is mainly acquired to be sold in the short-term. Derivatives also are classified as acquired for trading unless they are designated as hedges. Assets under this category are classified as current assets and initially recognized at fair value in profit or loss.

	2.6.2	Financial assets held-to-maturity

Investments held-to maturity are non-derivative financial assets with fixed or determinable payments, that have fixed maturities, and that the Company has the positive intention and ability to hold to maturity. After the initial measurement, the financial investments held to maturity are subsequently measured at amortized cost. This cost is calculated as the amount initially recognized less capital prepayments, plus or minus accumulated amortization using the effective interest rate method of any difference between the amount initially recognized and the amount at maturity, less any impairment loss determined according to market values.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

2.6.3	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Current assets include all recoverable items except for those with maturities exceeding 12 months from the year-end date, which are classified as non-current assets. Loan and receivables are included within “Trade and other receivables” in the statement of financial position.

Trade and other receivables, are initially recognized at their fair value (nominal amount which in some cases includes embedded interest) and subsequently at amortized cost according to the effective interest method, less an allowance for impairment loss. Such cost is calculated as the amount initially recognized less capital prepayments, plus or minus accumulated amortization using the effective interest rate method of any difference between the amount initially recognized and the amount at maturity, less any impairment loss determined according to market values. Gains and losses are recognized in the statement of income when items are derecognized or impaired, as well as through the amortization process. When the nominal amount does significantly differ from the fair value, the item is recognized at its nominal amount. An allowance for impairment loss of trade receivables is established when there is objective evidence on the basis of a case-to-case study.

Upon failure of all prelegal and legal collection management efforts, the Company derecognizes the assets against the allowance account established. To improve control, the Company only uses the allowance and not the direct write-off.

Historical and current renegotiations have little relevance and the policy consists of analyzing them on a case-by-case basis in order to classify them pursuant to the existence of risk determining whether their reclassification to prelegal collection is applicable. An allowance for amounts overdue and amounts falling due is accrued if applicable.

-	Financial liabilities

The Company classifies its financial liabilities under the following categories: at fair value through profit or loss, trade payables, interest bearing borrowings or derivatives designated as hedging instruments.

The Company’s management determines the classification of its financial liabilities at initial recognition

The financial liabilities are derecognized when the obligation is paid, settled or falls due.

2.6.4	Financial liabilities at fair value through profit or loss

The financial liabilities are classified at fair value when held for trading or designated at initial recognition at fair value through profit or loss. This category includes the derivatives not designated for hedge accounting.

2.6.5	Trade payables

Trade payables are subsequently measured at amortized cost using the effective interest rate method.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

2.6.6	Interest-bearing loans

Loans are measured at amortized cost using the effective interest rate method. The amortized cost is calculated considering any premium or discount on the acquisition and includes transaction costs which are an integral part of the effective interest rate. Gains and losses are recognized with a charge or credit to profit or loss when liabilities are derecognized or amortized.

2.6.7	Hedging derivatives

The global derivative instrument portfolio is 98.3% composed of contracts which qualify as hedging instruments. These were subscribed by the Concha y Toro Group within the framework of the financial risk management policy to mitigate the risks associated with exchange rate and interest rate fluctuations through currency forward contracts and interest rate swaps.

Derivatives are recorded at fair value at the reporting date. If their value is positive, these are recorded under the caption “Other financial assets” and if their value is negative, they are recorded within the caption “Other financial liabilities”, reflecting the change in the fair value within the statement of comprehensive income as described below, according to the type of hedging to which they correspond:

	a)	Fair value hedges:

The portion of the underlying for which the risk is being hedged is valued at fair value in the as the hedging instrument, recognizing in the statement of comprehensive income the fluctuations in the value of both, netting the effects under the same caption in the statement of income.

	b)	Cash flow hedges:

Changes in the fair value of derivatives are recorded, in the portion that these hedges are effective, under a reserve within Total Equity until they are transferred to the statement of comprehensive income netting this effect against the hedging object. The results corresponding to the ineffective portion of hedges are directly recorded in the statement of comprehensive income.

	c)	Net investment hedges:

Net investments hedges in a foreign operation, including a hedge of a monetary items which are recorded as a part of the net investment, are recorded as follows: gain or loss on the hedging instrument related to the effective portion of the hedge are recognized as a charge or credit to equity accounts, whereas any gain or loss related to the ineffective portion is recognized as a charge or credit to profit or loss. When disposing of the foreign operation, the accumulated amount of any gain or loss directly recognized in equity is transferred to the statement of income.

A hedge is considered as highly effective when changes in the fair value or cash flows of the underlying directly attributable to the hedged risk, are offset with changes in the fair value or the hedging instrument cash flows, with effectiveness ranging between 80% and 125%.

2.6.8	Embedded derivatives:

The Concha y Toro Group assesses the existence of embedded derivatives in financial instruments contracts and contracts for the purchase of grape from third parties and other contracts in order to determine whether their characteristics and risks closely relate to the underlying master agreement. Should it be concluded that clauses in force in contracts related to the master agreement, the derivative is measured at fair value.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

	2.6.9	Fair value and classification of financial assets

The fair value of the different financial instruments is calculated as follows:

		-	Derivatives quoted in an organized market, for its quote at year-end; and
		-	For derivatives non-negotiable in organized markets, for measuring them the Group uses the discount of expected cash flows and generally accepted option valuation models on the basis of market conditions, both from cash and futures at year-end.

In consideration of the above mentioned procedures, Viña Concha y Toro classifies its financial instruments in the following levels:

		Level 1	Fair value obtained through direct reference to unadjusted prices quoted.
		Level 2	Fair value obtained through use of valuation techniques accepted in the market and based on prices, other than those indicated in Level 1, which are observable directly or indirectly as of the measuring date (adjusted prices).
		Level 3	Fair value obtained through models internally developed or methodologies which use low liquidity or unobservable information.

	2.6.10	Interest-bearing loans

All credits and loans are initially recognized at fair value of the payment received less direct costs attributable to the transaction. Subsequently to the initial recognition these are measured at amortized cost using the effective interest rate method.

Gains and losses are recognized with a charge or credit to profit or loss when the liabilities are derecognized or amortized.

2.7	Assets held for sale

Non-current assets, Property, Plant and equipment whose carrying amount will be recovered through a sales operation and not through its ongoing use, are classified as held for sale. This condition is considered as complied solely when the sale is highly probable and the asset is available for immediate sale in its current state and transferred to the current group.

These are included in non-current assets when the investment is not intended to be disposed of in the twelve months following year-end.

These assets are valued at the lower of carrying amount and the estimated sales value deducting the costs required for realization, and are no longer depreciated from the time in which are classified as non-current assets held-for-sale.

2.8	Inventories

Raw material, products in-process, finished products and supplies, are initially valued at cost, subsequent to the initial recognition, these are valued at the lower of net realizable value and the cost initially recorded. Inventories of wine in bulk are valued at weighted average price, determined through the absorption costing method, which implies adding to acquisition direct costs and/or grapes production costs, indirect costs incurred in the agricultural process, and direct and indirect costs in the wine production process.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

The Company and its subsidiaries have recorded impairment for obsolescence of raw materials and supplies on the basis of technical reports and on turnover level of stocks maintained and /or from the assessment of its use in the future.

2.9	Other non-financial assets

Within the other non-financial assets are shown the related current prepayments. These include to prepayments related to leasing of farms and advertising. These are classified as current or non-current depending on the term of their maturity.

2.10	Investments in associates

Associates are those in which the Concha y Toro Group is in a position to exercise a significant influence, but not control or joint control, through being able to manage the decisions on its financial and operating policies. Pursuant to the equity method, the investment in a subsidiary will be initially recorded at cost and its carrying amount will be increased or decreased to recognize the portion which corresponds to the investor in the profit or loss obtained by the entity in which it maintains the investment, after the acquisition date.

The net profit or loss obtained in each year by these companies is illustrated in the consolidated statement of comprehensive income as “Share of profit (losses) of equity accounted investees.”

	2.10.1	Goodwill from investments recognized according to the equity method of accounting

Goodwill obtained in the acquisition of the associated Industria Corchera S.A, it is not amortized and at each accounting year-end it is estimated if there are indications of impairment which may decrease its recoverable amount to an amount lower than the net cost recorded, in which case, an adjustment due to impairment is performed.

The related assignation is performed in those cash generating units (CGUs) to which are expected to obtain a benefit from the business combination in which this goodwill arose. This value is already added to the investment value in both cases.

2.11	Intangible Assets

	2.11.1	Industrial brand rights

Viña Concha y Toro commercializes its products through the registration of own brands, duly recorded and fully in force. This registration has a finite useful life. Among the main brands the Company has the Concha y Toro brand and its sub brands Don Melchor, Amelia, Terrunyo, Trio, Casillero del Diablo, Sunrise, Frontera, Sendero, Maipo and Quinta de Maipo. The subsidiaries have registered their brands Cono Sur, Tocornal, Isla Negra, Maycas del Limarí, Trivento, La Chamiza, Pamapas del Sur, Eolo, Tribu, Fetzer, Bonterra, Bel Arbor, Colwater Creek, Sanctuary, Five River, Jekel, Eagle Peak and Valley Oaks.

		-	Registered in Chile.

Viña Concha y Toro, has a portfolio of own industrial brands registered in Chile for a ten-year period, renewable. These are valued at brand registration historic cost. This value is amortized in the period of time in which the register is in-force.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

	-	Registered abroad.

The Company also register its own brands abroad where operates in the wine business. Normally, these registration rights have an in-force period from 5 to 10 years. The registration amounts are amortized in the in-force period of the related brand registration certificate pursuant to regulations of each country. These are recorded at historic cost net of amortization.

Viña Concha y Toro, value the related Industrial Brand Rights at its registration cost value. Disbursements incurred in developments of brands are recorded as operating expenses when incurred.

Brands acquired prior to the date in which Viña Concha y Toro adopted its transition to IFRS are presented at its value revalued by inflation and netted against their related accumulated amortization.

2.11.2	Proprietary rights

Correspond to the rights of use for a unique internet address which users can access. These domains can be domestic or foreign, for which its effective period will correspond to that indicated by the law of each country, which in general is not higher than 5 renewable years.

2.11.3	IT programs

Licenses for IT programs acquired are recorded at net historic cost of amortization. These costs are amortized during their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense when incurred.

2.11.4	Research & development

Research and development expenses are recognized as expenses when incurred. The Company has no significant material disbursements for these concepts during the years ended as of December 31, 2011 and December 31, 2010.

2.11.5	Water rights

Water rights acquired by the Company correspond to the exploitation right of water existing in natural sources associated to agricultural land which are recorded at historic cost. These are recognized at its purchase value, and given that they are perpetual rights, these are not amortizable. However, the Company applies an annual impairment test in regards to these water rights.

Water rights prior to the date in which Viña Concha y Toro, adopted its transition to IFRS are presented at its value restated by inflation and netted against the related accumulated depreciation.

2.11.6	Rights of way

Correspond to the amounts in acquisition of rights of way, between several co-owners from the area (access to allotments, aqueduct transit, and power lines), on agricultural land of Viña Concha y Toro, in addition to those of its subsidiary Viña Cono Sur S.A. These rights are perpetual and therefore, are not amortized but subject to “impairment test” on an annual basis, adjusting the value in the event that the related market value is lower, on the basis of the last transactions performed by the Company.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Rights acquired prior to the date in which Viña Concha y Toro adopted its transition to IFRS are presented at its value restated by inflation and netted against the related accumulated depreciation.

2.11.7	Identification of classes of intangible assets with finite or indefinite lives

Description on classes of intangible	Useful life definition
Domains	Finite
Industrial brands, domestic (acquired)	Finite
Rights of Industrial brands, registered abroad	Finite
Water Rights	Indefinite
Easement rights	Indefinite
IT Programs	Finite

2.11.8	Minimum and maximum useful lives for intangible asset amortization.

Useful life by class of intangible asset	Minimum	Maximum
Licenses, Registered Brands	5	10
IT Programs	3	8
Other identfiable intangible assets	3	10

2.12	Property, Plant and Equipment

Property, Plant and equipment are recorded at cost less accumulated depreciation and less impairment losses.

The cost of property, plant and equipment items includes its acquisition price plus all the costs directly attributable to the asset location and bringing the assets to a working condition for their intended use and the initial estimate of the costs of dismantling and removing the items and restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Repair, maintenance and sustaining expenses are expensed in profit or loss when incurred. Note that items of the Group’s property, plant and equipment require reviews on a regular basis. In this sense, the items subject to replacement recognized separately from the remaining of the asset and with a segregation level which allows amortizing them in the period between the current and next repair.

2.12.1	Policy for Interest-bearing Loans

Costs for the financing interest attributable to the acquisition or construction of assets which require a substantial period of before being ready for use or sale are also included as an item of property, plant and equipment. Capitalized financial expenses are obtained when applying a capitalization rate, which is determined using the weighted average of all costs for the entity’s interest between the loans in force during the year.

The financing cost incurred from the acquisition of an asset up to the date in which it is ready for use are included in the asset value as established in IAS 23.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

In the event that the period used for the construction of property, plant and equipment is higher than fair time, capitalization of interest is discontinued.

2.12.2	Depreciation

Items of property, plant and equipment are depreciated on a straight-line method basis through the asset’s acquisition cost distribution less the residual value over the estimated useful lives of each component.

Viña Concha y Toro and subsidiaries assesses at each reporting date the existence of any asset impairment loss related to property, plant and equipment. Any reversal of value loss due to impairment is recorded directly in profit or loss at year-end.

The useful lives of assets are as follows:

Years of useful life
Buildings	10 to 30
Plant and equipment	3 to 20
IT Equipment	3 to 7
Fixed facilities and accessories	5 to 30
Motorized vehicles	6
Other property, plant and equipment	3 to 20

	2.12.3	Government grants

The Company has received grants from the Chilean Government, in conformity with Law on Drainage and Irrigation Law 18,450 related to the wine production activity.

These government grants are recorded within the caption property, plant and equipment, deducting them from assets under construction and irrigation materials.

2.13	Biological Assets

Biological assets include all grapevine plantations. The agricultural product (grapes) derived from plantations under production is intended to be the supply for the wine production process.

In conformity with IAS 41, for those assets for which is not possible to reliably determine the market fair value, the Company has concluded to value the grapevine plantations at its historical cost less accumulated depreciation and accumulated impairment losses.

The Company depreciates its biological assets on a straight-line basis considering the estimated useful lives of grapevines and subjecting the value to impairment test in each year. Useful lives applied are as follows:

Years of useful life
Vineyards plantations	20 to 25

For agricultural product (grapes) which are in a growing process up to the grape harvest date, costs are accumulated up to the harvest date and then becomes a part of the inventory cost in the following processes.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

2.14	Impairment of Non-financial Assets

On an annual basis, the Company assesses impairment loss in conformity with the methodology established by the Company in conformity with IAS 36, of assets on which this methodology applies, as follows:

	-	Property, plant and equipment
	-	Intangible Assets
	-	Investment in Associates
	-	Other long-term assets (Projects)
	-	Biological Assets (at historical cost)

Assets subject to depreciation and amortization are subject to impairment losses testing provided that any event or changes in circumstances indicate that the carrying amounts may not be recovered. An impairment loss is recognized as the excess of carrying amount over its recoverable amount. The recoverable amount is the higher of the asset fair value less the costs to sell or value in use. For the purpose of impairment testing, assets are grouped together into cash generating units (CGUs). Non-financial assets, other than goodwill that have been affected by an impairment loss are subject to reviews as of each year-end for any events which justifies the reversal of losses. Impairment tests are performed under the following methods indicated in the IFRS:

	-	Expected future cash flow for each cash generating unit (CGU) identified.
	-	Comparison of fair values against, discounted cash flows to determine the recoverable amount between them and then compare to the carrying amount.
	-	Discounted cash inflows to assess impairment loss in investments in associates.

	2.14.1	Impairment of property, plant and equipment, investments subsidiaries and associates and biological assets

These assets are subject to tests to determine impairment losses. In order to verify whether there is any indication that the carrying amount is lower than the recoverable amount. If such an indication exists, the asset´s recoverable amount is estimated to determine the extent of the impairment loss, if any. In the event that the asset did not generate any cash flows which are independent from other assets, the Company determines the recoverable amount of the cash generating unit to which the asset belongs pursuant to the business segment (wines and others).

	2.14.2	Impairment of intangible assets

Indefinite-life intangible assets are tested annually for impairment and also tested every time there is an indication that the asset could be impaired.

If the recoverable value of an asset is considered as lower than its carrying amount, the latter decreases to recoverable amount.

	2.14.3	Impairment of financial assets

In the case of assets that have a trading origin, the Company has defined a policy to record allowances for impairment losses considering the age of the past due balance.

For its trade receivables, the Company has defined age stratification parameters as well as the percentages to be applied in assessing impairment of such items.

In accordance with the information presented and assessing if there is any indication of impairment of certain assets related to the wine cash generating unit; we may conclude there is no evidence of indication supporting any impairment of such assets.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

	2.14.4	Impairment of investment in associates

For those investments accounted for under the equity method, Viña Concha y Toro S.A. and subsidiaries determine whether it is necessary to recognize an additional impairment loss for the investment maintained in its associates. On an annual basis, the Company establishes if objective evidence exists that the investment in associates or joint ventures are exposed to impairment risk. If this is the case, the Company calculates the impairment amount as the difference between the fair value of the associate and the acquisition cost and, in the event that the acquisition cost is higher, the difference is recognized with a charge to profit or loss.

2.15	Lease Arrangements

Lease arrangements where substantially all the risks and benefits are transferred are classified as finance leases arrangements.

Assets acquired through lease arrangements, which meet the characteristics of a finance lease arrangement, are recorded as acquisition of property, plant and equipment at the lower between fair value and the present value of the future minimum lease payments.

Each lease payment is allocated between the liability and the finance charges to obtain constant interest rate on the debt outstanding balance.

The related lease obligations, net of finance charges are included within other current and non-current financial liabilities. The interest element of the finance expenses is charged to the statement of income during the lease term to obtain a constant recurring interest rate on the liability remaining balance for each period. The asset acquired through a finance lease arrangement is depreciated over the lower of its useful life or the contract lifespan.

Contracts which do not comply with the characteristics required to be recorded as a finance lease are classified as operating leases.

Operating leases are those where the lessor holds a significant portion of the risks and rewards from the ownership of leased assets. Operating lease payments (net of any benefit received from the lesser) are charged to the statement of income or capitalized (if applicable) on a straight-line basis over the lease term.

2.16	Income Tax Expense and Deferred Taxes

	2.16.1	Income tax expense

Viña Concha y Toro S.A. and subsidiaries recognize income tax on the basis of net taxable earnings determined in accordance with the Income Tax Law applicable in Chile and foreign countries where certain subsidiaries operate.

The income tax expense for the year is determined as the addition of each company’s current taxes which result after tax is levied on taxable earnings for the year upon use of the authorized tax credits.

	2.16.2	Deferred taxes

Viña Concha y Toro S.A. and subsidiaries recognize deferred taxes originated by all temporary differences and other events that generate differences between the taxable and financial base of assets and liabilities in accordance with IAS 12 Income Taxes.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Differences between the accounting and tax balance of assets and liabilities generate deferred tax assets or liabilities which are calculated using the tax rates which are expected to be in force when assets and liabilities are realized.

Changes in deferred tax assets or liabilities not arising from business combinations are recognized in profit or loss or net equity in the consolidated statement of financial position on the basis of where the originating gain or losses arise.

Deferred tax assets and fiscal credits are only recognized when it is considered probable that consolidated entities will receive sufficient future tax earnings to recover the temporary difference deductions and apply fiscal credits.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition for goodwill as well as those associated to investments in subsidiaries, associates and entities under joint control in which is possible to control its reversals and probable not to perform a revert in a predictable future.

As of the statement of financial position date, the unrecognized deferred tax assets are revaluated and recognized provided that is highly probable that future taxable gains will allow the recovering of this deferred tax assets.

2.17	Employee benefits

	2.17.1	Employee Vacations

Costs associated to contractual benefits of personnel and related to services provided by employees during the year are charged to income in the related period.

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

Provisions are recorded when relate to present obligations, legal or assumed, generated as a result of a past event for whose payment is expected a resource expense, but there is uncertainty in its amount or maturity.

2.19	Capital

The capital of Viña Concha y Toro is represented by ordinary shares of a unique series and with no par value.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

2.20	Minimum dividend

Article N° 79 of Law for Corporations in Chile establishes that, unless a different agreement is adopted in the related Board, for the unanimity of issued shares, the Open Corporations must distribute on an annual basis as dividend in cash to their shareholders, at prorate of their shares or in the ratio established in statutes if preferred shares exists, at least 30% of the Company’s net income of each year, except when such income offsets accumulated losses from prior years.

2.21	Earnings (losses) per Share

The common earnings (losses) per share are calculated as the quotient between the net earnings (losses) of the year attributable to the Parent Company and the weighted average number of ordinary shares of the Parent in circulation during the same year. The Company has not performed any type of operation which would resulted in potential diluted effect.

2.22	Statement of cash flows – direct method

For the purposes of the consolidated statement of cash flows, cash and cash equivalents relates to cash and highly liquid short-term investments, respectively; the latter are easily convertible in cash and subject to a non-significant risk of change in its value, with maturities of no more than 90 days.

The statement of cash flow gathers the cash movements performed during the year, determined by the direct method. In these statements of cash flow the following expressions are used as detailed below:

	-	Cash Flows: Inflows and outflows of cash or equivalents, including term investments less than three months with large liquidity and low risk of value fluctuations.
	-	Operating activities: activities which constitute the main source of ordinary income for the Group, as well as other activities which cannot be classified as investment or financing.
	-	Investing activities: activities of acquisition, alienation or disposal by other means of non-current assets and other investments not included in cash and its equivalents.
	-	Financing activities: activities which produce changes in the volume and composition of the net equity and of financial liabilities.

2.23	Revenue and expense recognition

Revenue from sales and services are recognized by Viña Concha y Toro and subsidiaries when the relevant risks and product’s property benefits are transferred to the purchaser. Usually, when the property and related risk are transferred to the customer and products are delivered in the agreed location. Incomes are valued at the fair value of the consideration received or to be received.

Expenses are recognized on an accrual basis.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Ordinary incomes are presented net of V.A.T., refunds, rebates and discounts and after elimination of the sales performed between subsidiaries, as described as follows:

	2.23.1	Sale of Goods and Products

Revenue from sale of goods must be recognized and recorded in the financial statements when all of the following conditions are met:

	a)	The company has transferred to the purchaser the significant risks and rewards derived from good’s property ownership;
	b)	The company does not retain for itself any implication in the current management of goods sold, in the degree usually associated with the property, nor retain the effective control on these;
	c)	The amount of ordinary incomes can be valued with reliability;
	d)	It is likely that the company receives the economic benefits associated with the transaction; and
	e)	Costs incurred or to be incurred with respect to the transaction can be measured reliably.

	2.23.2	Revenue from service rendered

Service revenue is recognized considering the service’s realization degree at the balance sheet’s date, provided that the transaction result can be measured reliably.

	2.23.3	Interest Income

Income is recognized as interests are accrued in function of the principal that is pending of payment and of the applicable interest rate.

	2.23.4	Dividends

Dividends are recognized when the right of the Company and subsidiaries to receive the payment is established.

2.24	Environment

Concha y Toro Group presents disbursements for long lived assets which serve an environmental purpose, such as our Water Treatment Plant as part of Property, plant and equipment.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 3. ESTIMATES MADE BY MANAGEMENT

The preparation of financial statements require that Management to perform estimates and use assumptions which affect the amounts included in these consolidated financial statements and related notes. Estimates made and assumptions used by the Company are based on the historic experience, changes in the industry and information provided by qualified external sources. However, the final results could differ from estimates under certain conditions, and in some cases have a significant variation.

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

Main estimates and applications of the professional criteria that as a result of its variation could give rise to significant adjustments on book values of assets and liabilities within the next financial period are related to the following concepts:

3.1	Assessment of possible impairment losses from Property, Plants and equipment, Intangible assets and Investments

At of the closing date of each year, or in those date in which is considered as necessary, an analysis is performed to asset’s value in order to determine if there is an indication that these assets had an impairment loss. If any, estimation on the recoverable amount of this asset is performed, in this case, the coverable amount with respect to the asset’s book value. If these are identifiable assets which do not independently generate cash flows, an estimate is performed on the recoverability of the Cash Generating Unit to which this asset belongs.

In the case of Cash Generating Units to which tangible or intangible assets have been assigned with an indefinite useful life, its recoverability analysis is performed systematically at each year-end or under circumstances considered as required to perform this analysis.

In the case of financial assets with trading origin, the Company has defined a policy for the recording of impairment accruals in function of the irrecoverable status for the overdue balance, which is determined through an analysis on the age, historic collection and the collection status of accounts receivable.

3.2	Useful lives assigned to Property, Plant and equipment and Intangible assets

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

3.3	Actuarial calculation of severance indemnity obligations

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

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

3.4	The fair value of derivatives or other financial instruments (hedges)

In the case of derivative financial instruments, the assumptions used by the Group Viña Concha y Toro, are based on the market rates quoted, restated by the instrument’s specific features.

3.5	Fair value expected on a business combination

The Company has recorded identifiable assets acquired and liabilities at fair value at acquisition date separately from goodwill.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 4. CHANGES IN ACCOUNTING ESTIMATES AND POLICIES

4.1	Changes in Accounting Estimates

During 2011, 2010 and 2009 there are no significant changes in accounting estimates for Viña Concha y Toro and subsidiaries.

4.2	Changes in Accounting Policies

The financial statements of Viña Concha y Toro S.A. as of December 31, 2011 present no changes in accounting policies with respect to both, the prior year and the transition date.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 5. FINANCIAL RISK MANAGEMENT

5.1	Analysis of Financial risk management

The Company is exposed to different types of market risks, the main risks are; among others exchange rate risk, interest rate risk and variation risk in consumer price index.

	5.1.1	Currency Risk

Due to the exporting nature of Viña Concha y Toro, the exchange rate risk corresponds to the appreciation risk of the Chilean Peso (its functional currency) with respect to the currencies in which the Company receives its Income.

The exchange rate risk exposure of Viña Concha y Toro corresponds to the net position between assets and liabilities denominated in currencies other than the functional currency. This net position is mainly generated by the differential between the addition of accounts receivable and inventories with respect to the asset and advertising contributions, financial debt and supplies costs with respect to the liability, all of them denominated in US$Dollars, Euros, Pound Sterling, Canadian Dollars, Swedish Crowns, Norway Crowns, Brazilian Real and Argentinean pesos.

In order to mitigate and manage the exchange rate risk, the Company reviews on a daily basis the net exposure on each currency for the existing entries, and hedge this differential mainly using currency forward operations at a term lower or equal to 90 days, in certain opportunities the Company can also use Cross Currency Swap or any other derivative.

The sensitivity analysis, after the debt, assuming that the Company had no hedging during 2011, indicates that a depreciation /appreciation by 10% of the Chilean peso, with respect to the different currencies in which the Company maintains assets and liabilities, would have generated a loss/gain amounting to ThCh$5.484.894. This sensitization is performed assuming that all other variables remained constant and considering average assets and liabilities maintained during the indicated period of time on each abovementioned currencies.

Sensitivity analysis by currency, effect on net profit or loss 2011:

	Depreciation 10%	Apreciation 10%
	in Th$	in Th$
US Dollar	2,714,407	(2,714,407)
Pound Sterling	1,512,129	(1,512,129)
Euro	596,858	(596,858)
Canadian Dollar	219,526	(219,526)
Brazilian Real	858,152	(858,152)
Swedish Crown	272,663	(272,663)
Norway Crown	101,023	(101,023)
Argentinean Peso	(789,865)	789,865
Total	5,484,893	(5,484,893)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Sensitivity analysis by currency, effect on net profit or loss 2010:

	Depreciation 10%	Apreciation 10%
	in Th$	in Th$
US Dollar	2,387,776	(2,387,776)
Pound Sterling	1,278,244	(1,278,244)
Euro	729,267	(729,267)
Canadian Dollar	227,745	(227,745)
Brazilian Real	1,169,896	(1,169,896)
Swedish Crown	340,644	(340,644)
Norway Crown	80,853	(80,853)
Argentinean Peso	245,351	(245,351)
Total	6,459,776	(6,459,776)

Additionally, in accordance with the Sensitivity of the impact on net equity and the appreciation or depreciation of each currency, the Company hedge a portion of the expected entries pursuant to its sale forecasts with currency forward sales at terms higher than 90 days.

The impact in net equity on expected entries on one part emanate from losses /gains which could generate the depreciations /appreciations of the Chilean peso with respect to the currencies in which the export is made, as well as the gains/losses which could be generated as a result of lower/higher costs in the cases in which these currencies are denominated or indexed to the variation of these currencies.

The Sensitivity analysis manifest that a depreciation/appreciation by 10% of the Chilean peso with respect to the exchange rate of different currencies in which the Company generate income and expenses, would have represented a loss /gain amounting to ThCh$19,498,282 in 2011. This Sensitivity is performed assuming all other variables as constant and considering the forecasted income and expenses for the first quarter of the year for each of the abovementioned currencies.

Sensitivity analysis by currency, effect on Equity 2011:

	Depreciation 10%	Apreciation 10%
	in Th$	in Th$
US Dollar	8,738,617	(8,738,617)
Pound Sterling	4,290,431	(4,290,431)
Euro	2,522,144	(2,522,144)
Canadian Dollar	1,082,027	(1,082,027)
Brazilian Real	1,711,794	(1,711,794)
Swedish Crown	932,743	(932,743)
Norway Crown	220,526	(220,526)
Total	19,498,282	(19,498,282)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Sensitivity analysis by currency, effect on Equity 2010:

	Depreciation 10%	Apreciation 10%
	in Th$	in Th$
US Dollar	9,016,326	(9,016,326)
Pound Sterling	4,615,860	(4,615,860)
Euro	2,808,959	(2,808,959)
Canadian Dollar	1,059,686	(1,059,686)
Brazilian Real	1,686,080	(1,686,080)
Swedish Crown	905,818	(905,818)
Norway Crown	230,984	(230,984)
Total	20,323,713	(20,323,713)

Notwithstanding the abovementioned, in scenarios of appreciation of our local currency is possible to mitigate the effect on income through adjustments in prices always considering, the appreciation level of the currencies of our competitors.

5.1.2	Interest rate risk

The interest rate risk impact the Company’s financial debt. As of December 31, 2011 Viña Concha y Toro had a total financial debt, net of interest, amounting to ThCh$219,190, 79.04% of this debt correspond to long-term debt and 20.96% in the short-term. At this year-end, the Company maintains 23% of the debt with a variable interest.

In order to reduce the interest rate risk, the Company has contracted derivatives which fix the interest rate (Interest rate Swap) for all loans which are currently subject to a variable rate, which are currently denominated in United States Dollars subject to Libor rates.

The Sensitivity analysis, assuming that the Company does not perform interest rate hedging, indicate that, an increase/decrease of 100 base points in interest rates in all the loans with variable interest rate, in-force during 2011, would have generated a higher/lower interest expense amounting to ThCh$386,013, with effect on profit or loss.

5.1.3	Inflation risk

A very particular feature of the Chilean financial market is the deepness existing for corporative bonuses denominated in UF which is different for Chilean pesos. This is due to the fact that corporative bonuses in UF provide a guarantee to the investor with a specific return in actual terms, isolating the inflation risk; however this is transferred to the debt issuer. In addition, there is an exposure to the variation of UF which proceeds mainly from debts with financial institutions issued in UF.

As of December 31, 2011, 19.9% of the Company’s debt is denominated in UF. In order to hedge the fluctuation of UF, the Company has taken swap contracts.

During 2011 the Company recognized a loss amounting to ThCh$1,488,646 which relates to the adjustment of short and long-term financial debts indexed to the variation of UF. A variation of 100 base points in the inflation that refine the UF in this period would generate a loss /gain amounting to ThCh$388,259, with effect on profit or loss.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

5.2	Credit Risk

The Credit Risk relates to the uncertainty with respect to the compliance of obligations from the Company’s counterpart, for particular contract, agreement or financial instrument, when this compliance generates a loss in the market value of any financial asset.

	5.2.1	Trade Receivables

The Company exports to more than 116 countries through dealers whom maintain distribution contracts for its different companies and brands. On the other hand, the Company has formed distributing subsidiaries of its products in England, Sweden, Norway, Finland, Argentina, Brazil and Singapore. All export sales are performed in terms with direct credit, except for some specific cases that operates with export letter of credit.

In the domestic market the sale is diversified in more than 15,000 customers and after an internal evaluation, they are granted with a limited credit line.

The main credit risk correspond to the lack of payment of a particular customer, although in some cases there are risks associated to exchange or legal restrictions in the countries where they are located and they are temporarily restrained to comply with their payment obligations.

The Company’s policy is to protect all their customers with credit insurance, except for special cases. This is performed for both, domestic market customers and export customers either as nominated or non-nominated. In the cases in which the insurance company rejects to insure a particular customer, alternative mechanisms are considered in order to document the debt as the case of post-dated checks in the domestic market, export letter of credits, etc.

a)	Sales to third-parties from Chile:

In the case of accounts receivable from the domestic market, 92.9% of customers have a credit insurance which covers 90% of the claim. As of December 31, 2011 the main five customers concentrate 37.4% of receivables for this market, consequentially, 99.6% of this receivable is covered by the insurance credit. 63.1% of accounts receivable are concentrated in customers that maintain accounts receivable in amounts higher than MM$100, while a 20.9% correspond to customers with a receivable lower than MM$10.

For exports performed from Chile to third-parties, 95.4% have an insurance credit which covers a 90% of the claim. As of December 31, 2011 the twenty main customers concentrate a 61.8% of accounts receivable for this market, consequentially, 97.7% of this receivable is covered by an insurance credit. The remaining 28.8% is comprised by almost 250 customers.

b)	Sale to third-parties from abroad:

Bodegas y Viñedos Trivento S.A. maintains credit insurances for 85.9% of its domestic accounts receivable, and 94.9% of its export accounts receivable. In both cases, the insurance covers 90% of the claim. 76.9% of its export accounts receivable are concentrated in the main 20 customers, from these, 94.8% of the debt is insured, while the 20 main customers of the domestic market, represents 65.9% of total accounts receivable, from these 89.8% is insured.

The subsidiary Concha y Toro UK maintains a 94.9% of its accounts receivable portfolio hedged by a credit insurance, which covers a 90% of the value. 77.3% of accounts receivable is concentrated in its 20 main customers, from these 96.8% of the debt is insured, while the remaining 22.7% of accounts receivable is distributed in more than 220 customers.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

VCT Brazil concentrates 57.7% of its accounts receivable in its 20 main customers, distributing the remaining 42.3% in more than 650 customers. 64.6% of its accounts receivable are subject to a credit insurance, which covers 90% of the value.

The subsidiaries of Sweden, Norway and Finland, concentrates more than 90% of their accounts receivable in sales performed to state-owned monopolies entities that do not have credit insurance due to its low credit risk.

To date, sales performed by the subsidiary Fetzer do not have credit insurance. 75% of sales are made in the local market to only one client, considered to be a low financial risk.

	5.2.2	Short-term investments and forward

Surpluses of cash are invested pursuant the short-term investing policy, mainly, using sell–back agreements on central bank documents, time deposits with different financial institutions, short-term mutual fund units of fixed rent. These investments are recorded as cash and cash equivalent and in investments maintained up to their maturity.

Hedging instruments, mainly Forwards and Swaps, are agreed on terms up to four years with bank institutions only.

In order to decrease the counterpart risk, and that the assumed risk is known and managed by the Company, the investments are diversified with different bank institutions. Thus, the Company evaluates the credit quality of each counterpart and the investment levels, based on: (i) its risk classification and (ii) the counterpart’s equity size.

5.3	Liquidity Risk

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

The liquidity risk, with respect to the Company’s agricultural activity, correspond to the inability that of compliance, in time and form, with its contractual obligations assumed with its grapes suppliers, given that the Company depends of external vineyards for its supply of grapes and wine in bulk.

As of December 31, 2011, the Company had ThCh$20,855,397 in Bank and time deposits, in addition to unused bank credit lines.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

5.4	Commodity price risk

The Company depends of external vineyards for its grapes supply and wine in bulk. The grapes purchased from external producers are subject to fluctuations of price and quality and generally are more expensive then the Company’s own grapes.

For the elaboration of premium wines, varietals (wine made exclusively or almost exclusively from one variety of grape) and sparkling, 65% of grapes and wine in bulk used corresponded to independent growers in Chile. Additionally, the Company purchased close to 72.30% of the grape and wine in bulk necessary to produce the popular quality wine. A disruption in the grape or wine offer, as well as the increase in prices on the part of these external suppliers could have an adverse effect on the Company’s operating income.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 6. CASH AND CASH EQUIVALENTS

a) As of December 31, 2011 and 2010, this item is detailed as follows:

Cash as of December 31, 2011, 2010 and 2009 includes time deposits and balances in banks

Cash and cash equivalent	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
	Th$	Th$	Th$
Time deposits and balances in banks	20,855,397	16,757,549	6,997,300
Total	20,855,397	16,757,549	6,997,300

As of December 31, 2011, the balance of cash and cash equivalents presents the following term deposits:

As of December 31, 2011
Bank	Initial	Maturity	Days	Total Days	Monthly rate	Currency	Amount	Interest	Total amount
							Th$	Th$	Th$
Banco Santader Chile	Dec 16, 2011	Apr 11, 2012	15	117	0.45%	UF	4,124,396	9,280	4,133,675
Banco Santader Chile	Dec 16, 2011	May 7, 2012	15	143	0.42%	UF	1,415,671	2,949	1,418,620
Banco de Chile	Dec 23, 2011	May 11, 2012	8	140	0.40%	UF	3,031,988	3,268	3,035,256
Banco de Chile	Dec 23, 2011	Jun 8, 2012	8	168	0.40%	UF	2,508,078	2,703	2,510,782
Total							11,080,133	18,200	11,098,333

As of December 31, 2010, this caption is as follows:

As of December 31, 2010
Bank	Initial	Maturity	Days	Total Days	Monthly rate	Currency	Amount	Interest	Total amount
							Th$	Th$	Th$
Banco HSBC 132	Dec 3, 2010	Jan 3, 2011	28	31	0.30%	CLP	5,000,000	14,000	5,014,000
Banco Chile 136	Dec 30, 2010	Jan 6, 2011	1	7	0.30%	CLP	5,500,000	550	5,500,550
Total							10,500,000	14,550	10,514,550

b) As of December 31, 2011, 2010 and 2009, cash and cash equivalents classified by currency is as follows:

Origin currency	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
	Th$	Th$	Th$
Chilean Peso	2,838,364	12,772,977	2,330,130
US dollar	3,260,824	474,522	478,730
Canadian dollar	28,742	5,881	297,819
Swedish crown	1,122,183	432,970	534,621
Norway crown	1,012,618	653,596	982,160
UF	11,098,333	—	—
Euro	203,485	51,621	457,582
Brazilian Real	320,228	957,747	159,237
Pound Sterling	490,661	1,101,175	1,402,684
Argentinean peso	479,959	307,060	354,337
Total	20,855,397	16,757,549	6,997,300

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 7. OTHER FINANCIAL ASSETS

All financial assets are measured at fair value.

	Total current		Total Non-current
Other financial assets	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
	Th$	Th$	Th$	Th$
Financial investments available for sale	1,397,239	1,202,724	—	—
Hedging derivative instruments	6,484,911	9,353,064	6,252,042	5,765,933
Non-hedging derivative instruments	454,663	166,106	—	—
Total	8,336,813	10,721,894	6,252,042	5,765,933

-      Available-for-sale financial investments

As of December 31, 2011, available-for-sale financial assets correspond to marketable securities amounting to Th$1,397,239. From this total, 37.34% is recorded at stock exchange value and the remaining 62.66% at historical cost.

As of December 31, 2010, available-for-sale financial assets correspond to marketable securities amounting to Th$1,202,724. From this total, 45.42% is recorded at stock exchange value and the remaining 54.58% at historical cost.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 8. TRADE AND OTHER RECEIVABLES, NET

Description on classes of Trade receivables and other accounts receivable, net	As of December 31, 2011	As of December 31, 2010
	Th$	Th$
Current trade receivables, net	110,059,953	98,473,707
Other current accounts receivable, net	20,633,652	9,885,005
Total	130,693,605	108,358,712

Balances included within this item, in general, do not accrue interest.

There are no restrictions to the provisions for this type of accounts receivable of a significant amount

It is important to note that the Company has dealers to sell its products through the export markets. The largest dealer of its products in the United States is Banfi Corporation (“Banfi”), whom represented 12.5% and 11.7% of the Company’s revenue with respect to total exports as of December 2011 and 2010, respectively, with respect to the Company’s total revenue, these represented 6.4% and 8.7% as of December 2011 and 2010, respectively.

Sales to the Company’s biggest five dealers, including Banfi, represented 23.1% and 28.5% of total export revenue as of December 2011 and 2010, respectively. It is expected that these five was continue to represent a significant portion of the Company’s revenue with respect to total exports in the future.

From August 2011, sales of Banfi are on behalf of the associate Excelsior Wine Company.

The Company has signed agreements with the bigger portion of its dealers, generally, these agreements are entered into for a two-year period, which are renewable in an automatic manner. Besides, the Company’s strategy to increase its sales in the most significant export markets depends significantly on the Company’s dealer’s behavior.

In the local market, debtor’s impairment analysis is detailed as:

Ovedue trade receivables with no impairment	As of December 31, 2011	As of December 31, 2010
	Th$	Th$
1 to 90 days	5,411,259	4,545,554
91 to 180 days	501,306	738,729
181 to 360 days	150,555	318,402
361 and more days	116,667	190,697
Total	6,179,787	5,793,382

The bad debt provision is performed at each year-end after a case-by-case analysis for customers with risk of uncollectibility.

Changes in bad debt accrual	Th$
Beginning balance As of December 31, 2010	818,662
Increases	25,154
(Decreases)	(30,635)
Final Balance As of December 31, 2011	813,181

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 9. TRANSACTIONS WITH RELATED PARTIES

9.1 Information to be disclosed on related parties

At year-end, outstanding balances are not secured and are to be settled in cash. There are no guarantees granted or received for accounts receivable from or payable to related parties. As of December 31, 2011 and 2010, the Group has not recorded any impairment of accounts receivable related to amounts owed by related parties. This evaluation is performed on an annual basis through an analysis of the related party’s financial position in the market in which the related party operates.

9.2 Parent Group

The controlled percentage directly and indirectly by the Parent Group is 39.94%. A non-formalized joint acting agreement exists between them.

The table below details each natural person which represents each member of the Parent, in addition, there is an indication of the legal entities and natural persons represented and its related ownership percentages. Those shareholders with percentages lower than 1% are grouped under item “others”:

FAMILIA GUILISASTI GANA	26.78%
Inversiones Totihue S.A.	11.73%
Rentas Santa Bárbara S.A.	11.42%
Other	3.63%

The Companies Rentas Santa Bárbara S.A. and Inversiones Totihue S.A. are Closed Corporations, both 100% controlled directly or indirectly by the Guilisasti Gana family which is integrated by Mrs. Isabel Gana Morandé (ID No. 2.556.021-3), the brothers Eduardo Guilisasti Gana (ID No. 6.290.361-9), Rafael Guilisasti Gana (ID No. 6.067.826-K), Pablo Guilisasti Gana (ID No. 7.010.277-3), José Guilisasti Gana (ID No. 7.010.293-3), and sisters Isabel Guilisasti Gana (ID No. 7.010.269-2), Sara Guilisasti Gana (ID No. 7.010.280-3), and Josefina Guilisasti Gana (ID No.7.010.278-1). The members of the Guilisasti Gana family exert its rights as legal persons or through investment companies which are totally owned by the same family. The concept “others” include companies and legal persons which correspond by 100%, directly and indirectly to the Guilisasti Gana family

LARRAÍN SANTA MARÍA, ALFONSO	7.10%
Inversiones Quivolgo S.A.	4.04%
Inversiones La Gloria Ltda.	2.15%
Other	0.91%

The Company Inversiones Quivolgo S.A. is 100% owned by Mr. Alfonso Larraín Santa María (ID No. 3.632.569-0) and by family Larraín Vial, integrated by his spouse Teresa Vial Sánchez (ID No. 4.300.060-8) and the siblings Felipe Larraín Vial (ID No. 7.050.875-3), María Teresa Larraín Vial (ID No. 10.165.925-9), Rodrigo Larraín Vial (ID No. 10.165.924-0), María Isabel Larraín Vial (ID No. 10.173.269-K) and Alfonso Larraín Vial (ID No. 15.314.655-1). On the other hand, Inversiones La Gloria Ltda. is 100% controlled by the family Larraín Santa María, integrated by the brothers Alfonso Larraín Santa María, Andrés Larraín Santa María (ID No. 4.330.116-0), Pilar Larraín Santa María (ID No. 4.467.302-9), Gabriela Larraín Santa María (ID No. 4.778.214-7) and Luz María Larraín Santa María (ID No. 6.065.908-7).

FONTECILLA DE SANTIAGO CONCHA, MARIANO	3.66%
Inversiones GDF S.A.	3.27%
Other	0.39%

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

The property of Inversiones GDF S.A. correspond by 95% to Mr. Mariano Fontecilla de Santiago Concha (ID No. 1.882.762-K) and by 5% to his sons Mariano Fontecilla Lira (ID No. 6.495.101-7), Rodrigo Fontecilla Lira (ID No. 8.404.996-4), Enrique Fontecilla Lira (ID No. 6.613.074-6) y Francisco Antonio Fontecilla Lira (ID No. 8.671.675-5).

CALVO SALAS, SERGIO	2.40%
Inversiones Rauten Ltda.	1.75%
Other	0.65%

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

There are no other legal persons or entities other than the Controller Group which own shares or rights which represent 10% or more of the Company’s capital, as well as other legal persons who own less than 10% and that in the aggregate with his spouse and/or relatives reach this percentage, either directly or through legal entities.

The Company has intermediate controller entities which publish Financial Statements publicly available.

9.3 Management Key Personnel

Management key personnel are those persons with authority and are responsible to plan, direct and control the Entity’s activities, either directly or indirectly, including any Board’s member (executive or not).

9.4 Senior Management Salaries

Managers and main executives are involved with an annual bonuses plan through participation on incomes and goals achievements. The global remuneration of the Company’s main executives during the year ended as of December 31, 2011, 2010 and 2009 is detailed as follows:

Senior Management Remuneration	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
	Th$	Th$	Th$
Short-term benefits to employees	10,169,455	8,818,268	8,146,838
Contract termination benefit	522,939	81,858	173,632
Total	10,692,394	8,900,126	8,320,470

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

9.5 Accounts receivables due from related parties, current

Related party ID No.	Related party name	Nature of relationship	Type of currency	As of December 31, 2011	As of December 31, 2010
				Th$	Th$
96.512.200-1	Viñedos Emiliana S.A.	By Director	Chilean Peso	101,448	109,427
96.824.300-4	Viña Almaviva S.A.	Associated	Chilean Peso	130,894	58,967
96.512.190-0	Fruticola Viconto S.A.	By Director	Chilean Peso	2,032	1,000
76.088.641-6	Agricolas Las Pircas Ltda	By Manager	Chilean Peso	-	4,991
90.950.000-1	Industria Corchera S.A.	Associated	Chilean Peso	149,748	353,633
78.335.990-1	Comercial Greenvic S.A.	By Director	Chilean Peso	33,691	80,697
77.486.290-0	Soc. Ag. Orrego Dos Ltda.	By Manager	Chilean Peso	-	402
Total				417,813	609,117

9.6 Accounts payables due to related parties, current

Related party ID No.	Related party name	Nature of relationship	Type of currency	As of December 31, 2011	As of December 31, 2010
				Th$	Th$
96.512.200-1	Viñedos Emiliana S.A.	By Director	Chilean Peso	709,310	594,824
85.201.700-7	Agrícola Alto de Quitralman Ltda.	By Director	Chilean Peso	66	1,698
90.950.000-1	Industria Corchera S.A.	Associated	Chilean Peso	1,643,143	2,219,664
E-0	Excelsior Wine Company	Associated	Chilean Peso	259,600	-
79.592.130-3	Agrícola Las Petras Ltda.	By Manager	Chilean Peso	-	9,841
96.824.300-4	Viña Almaviva S.A.	Associated	Chilean Peso	39,990	36,269
99.562.040-5	Los Boldos de Tapihue S.A.	By Manager	Chilean Peso	1,113	4,056
95.097.000-6	Forestal Quivolgo S.A.	By Manager	Chilean Peso	-	41
76.088.641-6	Agricolas Las Pircas Ltda	By Manager	Chilean Peso	1,918	-
3.909.463-0	María Inés Cerda Fernández	By Manager	Chilean Peso	398	1,889
77.486.130-0	Soc. Ag. El Marco Dos Ltda.	By Manager	Chilean Peso	634	4,912
966.39.700-4	Agrícola Sextafrut S.A.	By Director	Chilean Peso	165	1,106
5.084.186-3	José Eduardo Konar Silva	By Manager	Chilean Peso	-	237
79.571.480-4	Agricola Granaderos	By Director	Chilean Peso	-	222
13.923.940-7	Ignacio Esteban Torregon	By Manager	Chilean Peso	3,844	-
78.968.020-5	Soc. Agric. Santa María Ltda.	By Manager	Chilean Peso	512	-
96.931.870-9	Viveros Guillaume Chile S.A.	By Director	Chilean Peso	49,982	-
77.486.290-0	Soc. Ag. Orrego Dos Ltda.	By Manager	Chilean Peso	501	-
76.120.010-0	Sociedad Comercial y Promotora La Uva	By Manager	Chilean Peso	179	-
78.335.990-1	Comercial Greenvic S.A.	By Director	Chilean Peso	2,777	2,237
Total				2,714,132	2,876,996

9.7 Accounts payables to related parties, non-current

Related party ID No.	Related party name	Nature of relationship	Type of currency	As of December 31, 2011	As of December 31, 2010
				Th$	Th$
96.512.200-1	Viñedos Emiliana S.A.	By Director	Chilean Peso	1,252,037	1,452,471
Total				1,252,037	1,452,471

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

9.8 Detail of transactions with related parties, by entity.

Related party ID No.	Related party name	Nature of relationship	Nature of transaction	As of December 31, 2011	As of December 31, 2010
				Th$	Th$
96.512.190-0	Fruticola Viconto S.A.	By Director	Sales of services and other	10,082	9,723
			Purchase of raw material and products	37,860	-
96.512.200-1	Viñedos Emiliana S.A.	By Director	Sale of raw material and products	289,809	260,651
			Sales of services and other	524,308	667,264
			Purchase of raw material and products	785,675	507,513
			Purchase of services and other	573,229	295,289
90.950.000-1	Industria Corchera S.A.	Associated	Sale of raw material and products	4,279	-
			Purchase of raw material	5,567,578	6,853,216
96.824.300-4	Viña Almaviva S.A.	Associated	Sale of raw material and products	51,605	118,541
			Sales of services and other	70,371	6,389
			Purchase of raw material and products	794,983	577,618
			Purchase of services and other	12,314	4,987
76.021.221-0	Agricola Gabriela Ltda.	By Director	Purchase of raw material	714,981	482,576
90.310.000-1	Gasco GLP S.A.	By Director	Purchase of services and other	1,072,187	913,096
90.042.000-1	CGE Distribución S.A.	By Director	Purchase of services and other	2,236,604	1,943,641
95.097.000-6	Forestal Quivolgo S.A.	By Director	Purchase of raw material and products	-	1,792
85.201.700-7	Agrícola Alto Quitralmán Ltda.	By Director	Sale of raw material and products	526	1,835
			Purchase of raw material and products	298,342	254,130
86.673.700-2	Agrícola Los Alamos Ltda.	By Director	Purchase of raw material and products	367,637	-
78.968.020-5	Soc. Agric. Santa María Ltda.	By Director	Purchase of raw material and products	197,722	-
78.335.990-1	Comercial Greenvic S.A.	By Director	Sale of raw material and products	183,836	164,589
			Sales of services and other	15,621
			Purchase of raw material and products	197,129	29,273
			Purchase of services and other	4,363	22,884
E-0	Excelsior Wine Company	Associated	Sale of raw material and products	13,942,120	-

This note presents transactions with related parties and all other significant transactions with related parties, whose total amounts are over 1% of the Company’s profit or loss, as well as all those operations for purchase or sale of shares.

The amounts indicated as transactions in the above chart, correspond to trade operations with related companies, which are performed under market conditions with respect to price involved and payment terms.

There are no bad debt estimates which deduct balances receivables or guarantees related to this estimates.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 10. INVENTORIES

As of December 31, 2011 and 2010, this caption is composed of the following:

Class of Inventories	As of December 31, 2011	As of December 31, 2010
	Th$	Th$
Wine in bulk and bottled	158,459,647	93,065,565
Semi-elaborated wine	4,651,350	4,331,559
Liquors	3,059,293	2,533,046
Material and supplies	6,785,507	6,891,970
Other products	1,017,869	1,054,940
Total Inventories	173,973,666	107,877,080

Changes of estimates of the net realizable value and obsolescence are as follows:

	As of December 31, 2011	As of December 31, 2010
	Th$	Th$
Beginning balance	(3,792,036)	(3,194,065)
Estimate of net realizable value and obsolescence	(1,966,127)	(2,839,001)
Inventory written-off	2,692,983	2,241,030
Total	(3,065,180)	(3,792,036)

From total cost of sale, the amounts corresponding to direct costs are as follows:

	As of December 31, 2011	As of December 31, 2010
	Th$	Th$
Direct Cost	273,461,390	236,295,058

There are no inventories pledged as collateral for debt compliance.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 11. INVESTMENTS AND INFORMATION ON INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

11.1	Information to be disclosed on Investments in subsidiaries

i.	Valuation of investments in Argentina

	a.	The financial statements of the Argentinean companies Trivento Bodegas y Viñedos S.A., Finca Lunlunta S.A. and Finca Austral S.A., in which Viña Concha y Toro S.A. has direct and indirect ownership of 100%, with 19.055% owned and mainly through VCT Internacional Ltda. with 80.704% in Trivento Bodegas y Viñedos S.A, which implies to control the investments in USD$Dollars, which is the Subsidiary’s functional currency.

	b.	As of December 31, 2011 there are profits which are potentially remittable of Argentinean subsidiaries amounting to USD$4,987,236.10.

	c.	On January 28, 2009, the general shareholders’ meeting approved a capital contribution of USD$5,000,000. The shareholders VCT internacional Ltda. and Comercial Peumo Ltda., relinquish to their rights of preferential subscription, awarding Viña Concha Y Toro S.A. the subscription of 2,109,400 nominative non-endorsable ordinary shares, which are paid on February 17 amounting to USD$5,000,000. Consequently, the new capital is, Viña Concha y Toro S.A. with 39.031%, VCT Internacional Ltda. with 60.375% and Comercial Peumo S.A. with 0.594%

	d.	On May 15, 2009 a capital contribution is performed amounting to USD$953,000 and in June, another increase was performed amounting, to a total of USD$6,650,000, thus, as of June 30, 2009 the total increase for the year amounted to USD$12,603,000. As a result, the final ownership of Viña Concha y Toro S.A. is 28.636%, VCT Internacional Ltda. by 71.002% and Comercial Peumo Ltda., by 0.362%.

	e.	In July, August and September, 2009 a capital contribution was performed amounting a total of USD$9,682,246, as of December 31 the capital contribution totalized USD$22.285.246, therefore, the final ownership of Viña Concha y Toro S.A. is 19.055%, VCT Internacional Ltda. 80.704% and Comercial Peumo Ltda., 0.241%

ii.	Valuation of investments in England

	a.	The financial statements of the English company Concha y Toro UK Ltd., in which Concha y Toro S.A. own a direct ownership of 99%, are expressed in Pound Sterling, which is the functional currency of the subsidiary.

	b.	As of December 31, 2011, there are gains potentially remittable from the subsidiary abroad amounting to GBP 5,345,444.26 (Pound Sterling)

iii.	Valuation of investments in Brazil

	a.	The financial statements of the Company constituted in Brazil, in which Viña Concha y Toro S.A. owns a direct ownership of 100%, are expressed in Brazilian Real, which is the functional currency of the subsidiary.

	b.	On December 31, 2009, a capital contribution from VCT Internacional Ltda. was performed amounting to USD$210,000.

	c.	As of December 31, 2011, there are gains potentially remittable of the affiliated abroad amounting to BRL$18,559,297.04 (Brazilian real)

iv.	Constitution and valuation of Investments in Sweden, Norway and Finland

	a.	The financial statements of the companies constituted in Sweden, Norway and Finland, in which Viña Concha y Toro S.A. owns indirect ownership by 100%., are expressed in its local currencies, Swedish Crown, Norway Crown and Euro, respectively and represent its functional currencies in each subsidiary. At the same time, the Swedish subsidiary has 100% ownership of the Finnish subsidiary.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

b.	As of December 31, 2011, there are potentially remittable earnings from these subsidiaries amounting to NOK 2,108,169.96 (Norway crown), SEK 8,123,986.82 (Swedish crown) in subsidiaries Concha y Toro Norway AB and Concha y Toro Sweden AS and subsidiary, respectively

v.	On February 10, 2009 Viñedos Los Robles S.P.A. was incorporated with a capital of ThCh$1,000, the only shareholder is Viña Cono Sur S.A

vi.	On November 17, 2008 in Shanghai, China was incorporated the representative office Concha y Toro Shanghai Representative Office. Its activities began in August 2009, and as of May 12, 2010 the operations were finished, presenting no movement since that date.

vii.	Valuation of investments in Singapore

	a.	The subsidiary VCT Group of Wineries Asia Pte Ltd. was incorporated on March 30, 2010 in Singapore. Its trading activities began in September 2010. Viña Concha y Toro S.A. has a direct ownership of 100% and its financial statements are expressed in Singaporean dollars, the subsidiary’s functional currency.

	b.	As of December 31, 2011, there are not potentially remittable earnings of this related party.

viii.	Valuation of investments in the United States

	a.	The subsidiary VCT USA Inc. was incorporated on March 23, 2011, in conformity with the laws of the State of Delaware in the United States. Viña Concha y Toro S.A. has 100% ownership, with an initial capital contribution of US$110,000,000.

On April 15, 2011, the subsidiary VCT USA Inc. acquired 100% of ownership in the American winery Fetzer Vineyards Inc., with registered office in California, for an amount of US$233,754,000.

On July 14, 2011, VCT USA Inc. and the local associate Banfi Corporation, incorporate the company Excelsior Wine Company, LLC with an ownership of 50% for each company and with a total share capital of US$1,000,000. As of December 31, 2011, VCT USA Inc. has not yet contributed its 50%, equivalent to US$500,000.

	b.	As of December 31, 2011, there are potentially remittable earnings from these VCT USA Inc. and subsidiaries, for an amount of US$6,856,784.33.

ix.	On November 25, 2011, Inversiones Concha y Toro Limitada modified its articles of incorporation, and becomes a joint-stock company, and changed its corporate name to Inversiones Concha y Toro SpA. From the total of 10,000 ordinary and nominative shares, 9,998 were subscribed by Viña Concha y Toro S.A. and 2 by Viña Palo Alto Limitada.

On November 25, 2011, it was agreed a capital decrease for the withdrawal of the 2 shares owned by Viña Palo Alto Limitada, equivalent to $2,950,931. Consequently, the new Company’s capital amounts to $14,606,198,511 divided in 9,998 ordinary and nominative shares owned by the shareholder Viña Concha y Toro S.A.

x.	On November 25, 2011, the subsidiary Sociedad Exportadora y Comercial Viña Maipo Limitada modified its articles of incorporation and became a joint-stock company, and changed its registered name to Sociedad Exportadora y Comercial Viña Maipo SpA. From the total of 10,000 ordinary and nominative shares, 9,900 were subscribed by Viña Concha y Toro S.A. and 100 by Viña Palo Alto Limitada.

xi.	On December 19, 2011, it was agreed a capital increase in Viña Palo Alto Limitada to allow the incorporation of Inversiones Concha y Toro SpA to the property, which contributes with 9,900 shares of Sociedad Exportadora y Comercial Viña Maipo SpA, equivalent to $23,509,330. Consequently, the new capital of Viña Palo Alto Limitada amounts to $51,469,893, distributed between Viña Concha y Toro S.A. with 54.3236% ownership, Inversiones Concha y Toro SpA with 45.6759% ownership and Emiliana S.A. with 0.0005% ownership.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

On December 19, 2011, Viña Palo Alto Limitada became a joint-stock corporation and changed its registered name to Bodega y Viñedos Quinta de Maipo SpA. From the total of 1,000,000 ordinary and nominative shares, 543,236 shares were subscribed by Viña Concha y Toro S.A., 456,759 by Inversiones Concha y Toro SpA and 5 by Emiliana S.A.

On December 28, 2011, Emiliana S.A. sells its 5 shares to Inversiones Concha y Toro SpA, which increases its ownership to 456,764 shares.

xii.	On December 30, 2011, Inversiones VCT Internacional Ltda. modified its articles of incorporation, and become a joint-stock company, and changed its registered name to Inversiones VCT Internacional SpA. From the total of 10,000 ordinary and nominative shares, 7,020 were subscribed by Inversiones Concha y Toro SpA and 2,980 by Sociedad Exportadora y Comercial Viña Maipo SpA.

On December 30, 2011, it was agreed a capital decrease for the withdrawal of the 2,980 shares owned by Sociedad Exportadora y Comercial Viña Maipo SpA, equivalent to $4,788,762,515. Consequently, the new Company’s capital amounts to $11,280,910,870 divided into 7,020 ordinary and nominative shares owned by the shareholder Inversiones Concha y Toro SpA.

xiii.	On August 3, 2011, the subsidiary VCT México S. de R.L. de C.V. was incorporated in conformity with the regulations of the Distrito Federal in Mexico. Viña Concha y Toro S.A. has an indirect ownership of 100%, with 99% through VCT Internacional SpA. and 1% through Inversiones Concha y Toro SpA. The subscribed share capital amount to MX$3,000. Note that as of December 31, 2011, the subsidiary has not started its operations and VCT Internacional SpA e Inversiones Concha y Toro SpA have not contributed with the capital subscribed.

On November 7, 2011, VCT México S. de R.L. de C.V. and Aldimerco, S.A. de C.V. incorporated the company VCT & DG México S.A. de C.V., in which Viña Concha y Toro S.A. has an indirect ownership of 51% equivalent to 8,185,500 shares in the new company. Note that as of December 31, 2011, the subsidiary has not started its operations and that VCT México S. de R.L. de C.V. has not contributed with the capital subscribed of MX$8,185,500.

xiv.	On November 14, 2011, the subsidiary Concha y Toro Canada Limited was incorporated in conformity with the laws of the State of New Brunswick in Canada. Viña Concha y Toro S.A. has an indirect ownership of 100%, through VCT Internacional SpA., which owns 1,000 shares. Note that as of December 31, 2011, the subsidiary has not started its operations and that VCT Internacional SpA has not contributed with the capital subscribed of US$1,000.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

11.2	Summarized Financial Information of subsidiaries

Summarized Financial Information of subsidiaries at each year-end with no consolidation adjustments is presented as follows:

As of December 31, 2011
	Country of	Functional	Ownership	Asset			Liability			Ordinary	Profit (loss)
Subsidiaries	incorporation	currency	%	Current	Non-current	Total	Current	Non-current	Total	income	net
				Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$
Comercial Peumo Ltda.	Chile	Peso	100.000%	19,647,787	1,706,618	21,354,405	15,124,205	6,230,200	21,354,405	88,360,384	6,473,887
Viña Cono Sur S.A.	Chile	Peso	100.000%	11,058,002	41,916,062	52,974,064	33,078,227	19,895,837	52,974,064	54,709,253	3,260,411
Transporte Viconto Ltda.	Chile	Peso	100.000%	744,353	114,170	858,523	189,229	669,294	858,523	546,300	89,951
Sociedad exportadora y comercial Viña Maipo SpA	Chile	Peso	100.000%	9,167,048	8,257,019	17,424,067	9,486,641	7,937,426	17,424,067	21,175,013	7,227,294
Viña Canepa S.A.	Chile	Peso	100.000%	693,635	153,367	847,002	491,475	355,527	847,002	2,489,978	754,737
Viñedos Quinta de Maipo SpA	Chile	Peso	100.000%	626,216	7,959,820	8,586,036	636,883	7,949,153	8,586,036	3,883,546	18,440,336
Inversiones CyT SpA	Chile	Peso	100.000%	15,982,329	31,556,795	47,539,124	16,075,800	31,463,324	47,539,124	—	9,686,807
VCT Internacional SpA	Chile	Peso	100.000%	135,956	25,519,089	25,655,045	12,099,637	13,555,408	25,655,045	—	2,075,880
Viña Maycas del Limari Ltda.	Chile	Peso	100.000%	564,869	3,745	568,614	118,377	450,237	568,614	527,952	273,141
Viñedo Los Robles SpA	Chile	Peso	100.000%	609,999	—	609,999	422,582	187,417	609,999	700,945	198,224
Concha y Toro China SRO	China	Yuan	100.000%	59,691	—	59,691	248,754	(189,063)	59,691	—	—
VCT Group Of Wineries Asia Pte. Ltd	Singapur	Dollar	100.000%	995,984	83,310	1,079,294	1,226,377	(147,083)	1,079,294	1,412,453	(50,780)
Trivento Bodegas y Viñedos	Argentina	Dollar	100.000%	22,619,923	23,614,870	46,234,793	22,197,690	24,037,103	46,234,793	26,696,474	233,126
Concha y Toro UK Ltd.	England	Pund Sterling	100.000%	29,443,696	93,704	29,537,400	25,101,037	4,436,363	29,537,400	46,259,081	803,525
Concha y Toro Norway AS	Norway	Swedish Crown	100.000%	3,064,159	1,030	3,065,189	2,866,118	199,071	3,065,189	3,514,112	45,304
Concha y Toro Sweden AB	Sweden	Swedish Crown	100.000%	8,712,621	21,299	8,733,920	8,090,742	643,178	8,733,920	16,085,399	276,315
VCT Brasil	Brazil	Real	100.000%	12,447,460	541,708	12,989,168	7,594,235	5,394,933	12,989,168	22,646,963	2,037,001
VCT USA	U.S.A	Dollar	100.000%	54,412,852	81,760,492	136,173,344	22,868,052	113,305,292	136,173,344	41,429,115	3,282,896
Concha y Toro Canadá Limited	Canada	Canadian dollar	100.000%	519,200	—	519,200	—	519,200	519,200	—	—
VCT Mexico, S. de R.L.	Mexico	Mexican peso	100.000%	292,514	—	292,514	—	292,514	292,514	—	—
VCT & DG Mexico, S.A.	Mexico	Mexican peso	51.000%	596,739	—	596,739	—	596,739	596,739	—	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

As of December 31, 2010
	Country of	Functional	Ownership	Asset				Liability		Ordinary	Profit (loss)
Subsidiaries	incorporation	currency	%	Current	Non-current	Total	Current	Non-current	Total	income	net
				Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$
Comercial Peumo Ltda.	Chile	Peso	100.00%	17,828,562	1,786,047	19,614,609	14,416,927	5,197,682	19,614,609	80,356,640	3,758,217
Viña Cono Sur S.A.	Chile	Peso	100.00%	9,691,416	40,200,386	49,891,802	29,822,658	20,069,145	49,891,803	55,973,149	4,686,344
Transporte Viconto Ltda.	Chile	Peso	100.00%	834,167	30,270	864,437	140,128	724,309	864,437	463,062	22,373
Sociedad exportadora y comercial Viña Maipo SpA	Chile	Peso	100.00%	4,235,132	12,408,955	16,644,087	7,094,919	9,549,168	16,644,087	21,171,904	7,222,699
Viña Canepa S.A.	Chile	Peso	100.00%	413,446	159,402	572,848	371,719	201,129	572,848	2,548,749	360,510
Viñedos Quinta de Maipo SpA	Chile	Peso	99.90%	179,632	219,004	398,636	598,754	(200,118)	398,636	5,050,253	627,856
Inversiones CyT SpA	Chile	Peso	100.00%	755	32,502,184	32,502,939	89,170	32,413,769	32,502,939	—	14,917,254
VCT Internacional SpA	Chile	Peso	100.00%	158,689	21,129,916	21,288,605	6,958,283	14,330,322	21,288,605	—	2,094,461
Viña Maycas del Limari Ltda.	Chile	Peso	100.00%	375,524	2,024	377,548	30,336	347,212	377,548	469,242	4,182
Viñedo Los Robles SpA	Chile	Peso	100.00%	511,323	—	511,323	299,824	211,499	511,323	743,536	211,158
Concha y Toro China SRO	China	Yuan	100.00%	53,128	—	53,128	223,591	(170,463)	53,128	—	(135,619)
VCT Group Of Wineries Asia Pte. Ltd	Singapur	Dollar	100.00%	499,285	83,487	582,772	666,651	(83,879)	582,772	399,160	(98,355)
Trivento Bodegas y Viñedos	Argentina	Dollar	100.00%	18,713,752	20,928,875	39,642,627	13,009,001	26,633,626	39,642,627	29,466,918	(231,338)
Concha y Toro UK Ltd.	England	Pound Sterling	100.00%	32,993,123	72,395	33,065,518	29,950,567	3,114,951	33,065,518	74,635,591	1,058,520
Concha y Toro Norway AS	Norway	Norway Crown	100.00%	2,341,879	509	2,342,388	2,175,599	166,789	2,342,388	3,388,624	66,770
Concha y Toro Sweden AB	Sweden	Swedish Crown	100.00%	7,784,926	10,697	7,795,623	7,471,826	323,797	7,795,623	16,637,134	221,172
VCT Brasil	Brazil	Real	100.00%	16,719,184	183,626	16,902,810	13,494,142	3,408,668	16,902,810	22,186,461	1,770,666

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

11.3	Information to be disclosed on investments in associates (in thousands of Ch$pesos)

A detail of main investments in associates under equity method as of December 31, 2011 and 2010 is presented as follows:

	As of December 31, 2011							As of December 31, 2010
Associated	Assets		Liabilities		Equity	Ordinary income	Profit(loss) Net	Assets		Liabilities		Equity	Ordinary income	Profit(loss) Net
	Current	Non-current	Current	Non-current				Current	Non-current	Current	Non-current
	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$
Viña Almaviva S.A.	4,978,163	14,163,689	2,663,911	2,987,590	13,490,351	4,292,510	2,159,995	3,154,477	14,104,276	2,292,340	3,636,057	11,330,356	3,989,733	930,894
Inovacion Tecnológica Vitivinicola S.A.	237,123	4,994	199,574	—	42,543	15,758	20,021	480,795	168,119	619,641	—	29,273	125,469	8,764
Industria Corchera S.A.	8,924,248	3,520,989	4,134,634	89,264	8,221,339	11,445,674	749,188	10,661,991	2,521,966	5,963,243	62,230	7,158,484	11,554,665	1,766,709
Southern Brewing Company S.A.	386,417	4,290,270	531,564	352,484	3,792,639	1,157,461	78,330	—	—	—	—	—	—	—
Excelsior Wine Company	9,256,981	4,918,183	11,062,036	—	3,113,128	24,523,585	1,614,114	—	—	—	—	—	—	—
Total	14,525,951	21,979,942	7,529,683	3,429,338	25,546,872	16,911,403	3,007,534	14,297,263	16,794,361	8,875,224	3,698,287	18,518,113	15,669,867	2,706,367

Ownership of Viña y Concha y Toro in its associates is detailed as follows:

Tax Id No.	Company name	Investment amount		Country of incorporation	Functional currency	Ownership percentage	Main activities of the company
		As of December 31, 2011	As of December 31, 2010
		Th$	Th$
96.824.300-4	Viña Almaviva S.A. (*)	6,102,986	5,022,989	Chile	Chilean Peso	50.000%	Production and trading of premium wine “ chateau” which is mainly for export markets
76.571.080-4	Inovacion Tecnológica Vitivinicola S.A. (***)	6,583	4,683	Chile	Chilean Peso	15.740%	Research and experimental development
90.950.000-1	Industria Corchera S.A. (**)	5,130,828	4,599,793	Chile	Chilean Peso	49.963%	Manufacture, production, import, export and trading of corks caps and lids for the vineyard market in Chile and abroad
76.240.720-5	Southern Brewing Company S.A	1,431,332	—	Chile	Chilean Peso	40.000%	Corporate investment and movable capital annuitants in general
45-2968791	Excelsior Wine Company	538,058	—	USA	Dollar	50.000%	Import, Sale and Distribution of Wine and Liquors
Total		13,209,787	9,627,465

There are no contingent liabilities associated to these investments.

(*) The investment in Almaviva S.A. is presented deducted by 50% of the unrealized gain generated in the Land sale transaction in 2001 to Almaviva S.A.; given that this is an unrealized gain for Concha y Toro S.A. The deduction amounts to ThCh$ 642,190. The realization of this gain will be materialized when this land is alienated to a third other than the Group.

(**)Include goodwill equivalent to Th$1,023,201, Industria Corchera is presented net as indicated in Note 2.10.1

(***) A significant influence has been considered in this associate due to the fact that here is representation in the Directory of this company.

(***) The investment in Excelsior Wine Company represents 50% of the ownership. However, it has been agreed that from August 2011, VCT USA, Inc. will receive 20% of the profit for the years ended December 31, 2011, 2012, 2013.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

11.4 Goodwill for investment in associates:

The gross and net value of goodwill purchased as of December 31, 2011 is as follows:

–	As of December 31, 2010, the amount presented corresponds to the investment of 49.963% of Industria Corchera S.A., amounting to ThCh$1,023,201, with no impairment presented.

The purchased goodwill generated prior to the date of our transition to IFRS is maintained at the net value recorded to that date and is controlled in the same currency of the investment (Chilean pesos).

The book value of goodwill is netted of its corresponding investments.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 12. GOODWILL

Goodwill for investment in subsidiaries:

Acquisition of Fetzer Vineyards, Inc.

On April 15, 2011 Concha y Toro S.A. through its subsidiary VCT USA, Inc. acquired 100% of ownership of Fetzer Vineyards, Inc., a winery located in California USA.

This acquisition is in line with the Company’s business strategy and we believe it is a very important event in the Company’s history. It is expected that this operation helps the Company to increase its global sales, as Fetzer is one of the 10 most important wine brands of the USA in terms of sales volume. During the period from April 15 and December 31, 2011, Fetzer Vineyards, Inc. generated revenues of ThCh$41,429,166 and profits of ThCh$4,507,322 to the company.

Assets acquired and liabilities assumed (at fair value) identifiable during the acquisition:

Detail	As of April 15, 2011
Th$

Cash and cash equivalent	17,971
Trade receivables and other accounts receivable, current	417,614
Inventories	38,160,012
Biological assets, current	1,227,224
Other non-financial non-current assets	54,408
Intangible assets other than goodwill	19,107,578
Property, plant and equipment	34,298,894
Trade and other accounts payable, current	(735,674)
Other current provisions	(2,886,024)
Tax liabilities, current	(25,309)
Other non-current, non-financial liabilities	(54,408)

Total	89,582,286

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Goodwill

As of April 15, 2011, the measured contribution of 100% of the shares of Fetzer Vineyards amounted to ThCh$ 110,131,729 (USD 233,053,431) and the fair value of net identifiable assets at the acquisition date amounted to ThCh$89,582,286, resulting in a historical goodwill of ThCh$20,549,443.

As of December 31, 2011, the historical and updated value of goodwill as follows:

Detail	As of December 31, 2011
Th$

Historic cost	20,549,443

Foreign currency exchange difference	2,028,156

Final Balance As of December 31, 2011	22,577,599

Goodwill is mainly attributable to the skills and technical abilities of the workforce at Fetzer Vineyards, Inc., and to the synergies expected due to the integration of this Company with the business of Concha y Toro Group.

The Company and the seller agreed to perform this acquisition under Section 338(h)(10) (U.S. statute) for tax purposes, which means that this operation qualifies as an Asset purchase for tax purposes. Under this condition, the tax goodwill adquired is deductible.

Costs related to the acquisition

The Company incurred in acquisition costs of USD 3,992,682 (ThCh$ 1,905,947) related mainly to legal fees and due diligence costs. These costs have been included under Administrative Selling expenses and finance costs in the consolidated statement of income of the Group.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTA 13. INTANGIBLE ASSETS

13.1	Classes of Intangible Assets

Balances of different classes of intangible assets as of December 31, 2011 and 2010, are detailed as follows

Description on classes of Intangible Assets	As of December 31, 2011	As of December 31, 2010
	Th$	Th$

Intangible assets, net	29,888,321	8,863,353
Net Intangible asset with finite life	5,113,615	3,328,590
Net intangible assets with indefinite life
Brands net	19,128,064	177,264
Water right, net	5,628,574	5,339,431
Easement right, net	18,068	18,068

Net identifiable intangible assets	29,888,321	8,863,353
Licenses, Registered Brands and other rights, net	28,261,148	7,112,438
IT Programs, net	1,627,173	1,750,915

Gross Intangible assets	37,444,052	15,548,474

Gross Intangible assets identifiable	37,444,052	15,548,474
Licenses, Registered Brands and other rights, gross	29,972,444	8,546,719
IT Programs, gross	7,471,608	7,001,755

Total, Accumulated amortization and value impairment on Intangible assets	7,555,731	6,685,121

Accumulated amortization and value impairment on identifiable intangible assets	7,555,731	6,685,121
Licenses, Registered Brands and other rights	1,711,296	1,434,281
IT Programs	5,844,435	5,250,840

As of December 31, 2011, the Company has no restrictions on intangible assets and does maintain acquisition commitments.

The book value of intangible with indefinite useful life was assigned to the cash generating unit (CGU) which corresponds to agricultural land, within the Wines segment. These intangible assets and the agricultural land have been tested for impairment, a test of the CGU. No impairment has been found after the tests.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Changes of intangible as of December 31, 2011 are detailed as follows:

Changes in Identifiable Intangible Assets	Licenses, Registered Brands and other Rights, Net	IT Programs, Net	Identifiable Intangible Assets, Net
	Th$	Th$	Th$
Initial balance	7,112,438	1,750,915	8,863,353
Changes:
Additions	604,770	457,426	1,062,196
Acquisitions through business combinations, net	20,820,955	12,427	20,833,382
Amortization	(277,015)	(593,595)	(870,610)
Total Changes	21,148,710	(123,742)	21,024,968
Final balance As of December 31, 2011	28,261,148	1,627,173	29,888,321

The amount due to amortization for the year amounts to ThCh$ 870,610 and ThCh$820,557 as of December 31, 2011 and 2010, respectively, which is reflected in the statement of income in item “depreciation and amortization”, within the line “administrative expenses “and in the line “costs of sales “corresponding to the portion which forms part of the inventories cost.

Changes of intangibles as of December 31, 2010 are detailed as follows:

Changes in Identifiable Intangible Assets	Licenses, Registered Brands and other Rights, Net	IT Programs, Net	Identifiable Intangible Assets, Net
	Th$	Th$	Th$
Initial balance	6,727,818	1,651,934	8,379,752
Changes:
Additions	700,483	651,487	1,351,970
Withdrawals	(47,812)	—	(47,812)
Amortization	(268,051)	(552,506)	(820,557)
Total Changes	384,620	98,981	483,601
Final balance As of December 31, 2010	7,112,438	1,750,915	8,863,353

Intangible assets with a definite useful life are amortized on a linear basis over their useful life, from the moment they are ready to be used. Those intangibles with indefinite useful lives are not amortized, but evaluated for impairment.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 14. PROPERTY, PLANT AND EQUIPMENT

14.1	Classes of Property, plant and equipment, by classes

As of December 31, 2011 and 2010, balances of Property, plant and equipment are detailed as follows:

Description on classes of Property, plant and equipment	As of December 31, 2011	As of December 31, 2010
	Th$	Th$

Property, plant and equipment, Net	259,664,661	225,070,491

Construction in-progress, Net	8,583,776	10,515,186
Land, Net	109,792,137	98,738,608
Buildings, Net	33,632,391	23,671,636
Plant and equipment, Net	35,680,764	27,087,786
IT Equipment, Net	750,641	830,546
Fixed facilities and Accessories, Net	64,460,178	61,923,034
Vehicles, Net	1,188,772	886,005
Improvement of leased assets, Net	670,037	—
Other Property, plant and equipment, Net	4,905,965	1,417,690

Property, plant and equipment, Gross	396,101,993	347,527,159

Construction in-progress, Gross	8,583,776	10,515,186
Land, Gross	109,792,137	98,738,608
Buildings, Gross	49,890,229	38,305,215
Plant and equipment, Gross	84,456,317	70,730,337
IT Equipment, Gross	3,808,790	3,494,623
Fixed facilities and Accessories, Gross	127,572,266	119,255,873
Vehicles, Gross	3,944,012	3,350,236
Improvement of leased assets, Gross	694,170	—
Other Property, plant and equipment, Gross	7,360,296	3,137,081

Accumulated depreciation of Property, plant and equipment, Total	(136,437,332)	(122,456,668)

Accumulated depreciation, Buildings	(16,257,838)	(14,633,579)
Accumulated depreciation, Plant and equipment	(48,775,553)	(43,642,551)
Accumulated depreciation, IT Equipment	(3,058,149)	(2,664,077)
Accumulated depreciation, Fixed facilities and Accessories	(63,112,088)	(57,332,839)
Accumulated depreciation, Motorized vehicles	(2,755,240)	(2,464,231)
Accumulated depreciation on improvements of leased assets	(24,133)	—
Accumulated depreciation, Others	(2,454,331)	(1,719,391)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Changes in Property, Plant and equipment as of December 31, 2011 and 2010 are as follows (Amounts in ThCh$):

Reconciliation items of changes in Property, plant and equipment, by classes	Construction in-progress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixed facilities and accessories, Net	Motorized vehicles, Net	Improvement of leased assets, Net	Other Property, plant and equipment, Net	Property, plant and equipment, Net
Beginning balance As of January 1, 2011	10,515,186	98,738,608	23,671,636	27,087,786	830,546	61,923,034	886,005	—	1,417,690	225,070,491
Changes:
Additions	5,708,432	4,328,819	312,646	3,428,742	261,567	5,373,701	578,219	—	263,752	20,255,878
Acquisitions through business combinations	406,718	8,199,207	10,622,883	9,672,780	46,733	—	27,180	694,170	3,620,189	33,289,860
4% Fixed asset credit	—	—	—	(26,739)	(761)	(12,644)	—	—	(2,558)	(42,702)
Sales of assets	—	—	—	(14,418)	—	(32,972)	(10,725)	—	(171,149)	(229,264)
Transfers to (from) non-current assets and groups in disassociations maintained for sale	—	(2,467,202)	—	—	—	—	—	—	—	(2,467,202)
Reclassification of assets for work termination	(6,564,359)	(16,207)	534,925	1,097,210	41,100	4,821,793	24,475	—	61,063	—
Write-offs	(226,439)	—	(101,701)	(327,601)	(3,241)	(7,841)	—	—	—	(666,823)
Depreciation expense	—	—	(1,773,302)	(5,589,835)	(432,281)	(8,087,889)	(323,583)	(24,133)	(560,056)	(16,791,079)
Increase (decrease) in foreign currency exchange	(1,125,858)	1,008,912	365,304	352,839	6,978	482,996	7,201	—	277,034	1,375,406
Other increases (decreases)	(129,904)	—	—	—	—	—	—	—	—	(129,904)
										—
Total changes	(1,931,410)	11,053,529	9,960,755	8,592,978	(79,905)	2,537,144	302,767	670,037	3,488,275	34,594,170

Final balance As of December 31, 2011	8,583,776	109,792,137	33,632,391	35,680,764	750,641	64,460,178	1,188,772	670,037	4,905,965	259,664,661

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Reconciliation items of changes in Property, plant and equipment, by classes	Construction in-progress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixed facilities and accessories, Net	Motorized vehicles, Net	Improvement of leased assets, Net	Other Property, plant and equipment, Net	Property, plant and equipment, Net
Initial balance As of January 1, 2010	16,707,470	99,150,882	22,659,010	25,403,751	2,763,587	60,683,819	844,835	—	1,256,637	229,469,991
Changes:
Additions	5,805,135	2,777	488,639	2,172,333	584,952	3,710,538	334,206	—	605,377	13,703,957
4% Fixed asset credit	—	—	—	(19,692)	(6,350)	(10,822)	(1,027)	—	(1,352)	(39,243)
Sales of assets	—	—	—	(74,516)	(899)	(92,425)	(12,997)	—	—	(180,837)
Transfers to (from) non-current assets and groups in disassociations maintained for sale	—	—	—	(84,060)	—	—	—	—	—	(84,060)
Reclassification of assets for work termination	(13,537,289)	2,091,843	2,130,495	2,558,865	65,375	6,377,044	7,192	—	165,497	(140,978)
Write-offs	(122,726)	(587,846)	(68,673)	(34,926)	(465)	(692,463)	—	—	(239)	(1,507,338)
Depreciation expense	—	—	(1,413,675)	(4,412,905)	(404,498)	(8,052,164)	(281,233)	—	(205,437)	(14,769,912)
Increase (decrease) in foreign currency exchange	1,662,596	(1,919,048)	(124,160)	333,403	(2,171,156)	1,072,283	(4,971)	—	(315,061)	(1,466,114)
Other increases (decreases)	—	—	—	1,245,533	—	(1,072,776)	—	—	(87,732)	85,026
										—
Total changes	(6,192,284)	(412,274)	1,012,626	1,684,035	(1,933,041)	1,239,215	41,170	—	161,053	(4,399,500)

Final balance As of December 31, 2010	10,515,186	98,738,608	23,671,636	27,087,786	830,546	61,923,034	886,005	—	1,417,690	225,070,491

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

14.2 Additional Information

a) Property, plant and equipment

The Company has not identified any impairment indicators during the year

Assets under finance lease arrangements are not legally owned by the Company and therefore it cannot freely dispose of them until it exercises the related purchase option.

b) Commitments acquired and restrictions on property, plant and equipment acquisition.

As of December 31, 2011, commitments acquired due to acquisitions of property, plant and equipments amounts to ThCh$3,492,138, net.

The Company does not maintain restrictions on goods of property, plant and equipment, other than those reported in Note 34 Guarantees committed with third-parties.

14.3 Assets under financial lease

a) Financial lease

In the caption Property, Plant and Equipment, the bottling line in Bodegas y Viñedos Trivento S.A, continues as a leased asset (finance lease). This asset is not owned by the Company until the related purchase option is exercised. The net values of these assets are as follows:

Item	As of December 31, 2011	As of December 31, 2010
	Th$	Th$
Plant and equipment, Net	1,004,633	989,535

b) Obligations for contracts or financial leases

The contract related with the financial lease is the following:

Type of asset	Institution	Contract date	Contract amount	No. of installments	Annual interest	Purchase option
			Th$			Th$
Bottling line	Banco Santander	Jul 12, 2007	1,383,359	61	15.78%	13,834

Future payments and value of obligations related with the financial lease are disclosed in Note 22, Leases.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

14.4 Costs of capitalized interests, Property, Plant and equipment

The cost of capitalized interests is determined applying an average rate or weighted average of all financing costs incurred by the Company to final monthly balances of work in-progress and which comply with the requirements of IAS 23.

Rates and costs for capitalized interests of property, plant and equipment are detailed as follows:

Viña Concha y Toro S.A.

	As of December 31, 2011	As of December 31, 2010
Capitalization rate of capitalized interest, property, plant and equipment	3.28%	3.07%
Amounts of capitalized interest, property, plant and equipmen (in Th$)	85,993	119,452
Amount of capitalized interest, biologic assets in Th$	318,211	285,287
Total in Th$	404,204	404,739

Viña Cono Sur S.A.

	As of December 31, 2011	As of December 31, 2010
Capitalization rate of capitalized interest, property, plant and equipment	2.37%	2.37%
Amounts of capitalized interest, property, plant and equipmen (in Th$)	2,575	15,364
Total in Th$	2,575	15,364

Trivento Bodegas y Viñedos S. A.

	As of December 31, 2011	As of December 31, 2010
Capitalization rate of capitalized interest, property, plant and equipment	7.52%	9.04%
Amounts of capitalized interest, property, plant and equipmen (in Th$)	45,848	26,742
Amount of capitalized interest, biologic assets in Th$	95,973	117,196
Total in Th$	141,821	143,938

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 15 BIOLOGICAL ASSETS

The Company include as a part of these assets, the grapevine plantations, both in growing stage and in production and also the grape product.

As contemplated in IAS 41, biological assets must be measured at fair value less the estimated costs up to its sale, except from those for which the fair value cannot be measurable reliably. The standard defines as valuation alternatives: Market price, present value of expected net cash flows of the asset and Historical costs.

Based on the information and analysis prepared by Viña Concha y Toro, the biological assets valuation (planted grapevines in growing /production) at “reasonable value or fair value” is not much feasible to determine in a reliable way in Chile, given that there is no active market in Chile for planted grapevines both in growing stage and in production, given that these are not an asset commonly traded in the Chilean grapevine industry. There is not enough experience in the market with respect to the number of transactions on these goods which allow the identification of reference prices for its valuation. Given the high degree of subjectivity to qualify the quality of grape associated to the grapevine, for certain grape plantations there is no objective market.

On the other hand, is not possible to apply the cash flow present value, given that the grapevines in development and productive stage have no demand, and by itself, do not generate flows. Flows must be related with the realization of the agricultural product (grape) which will generate the biological asset. In the actual business, the grape coming from vineyards will be used to produce wine that subsequently will be traded, not for sale, thus, there is no reference on the grape price in the market.

In addition, the main variables of all flow models are quantity and price, these variables depend on the efficiency levels of each company when handling its vineyards, which in turn will depend on: adopted technology and know-how that makes identifying the proper combination of variables to be considered difficult (quantity and cost involved) and is not easily reliable.

After analyzing this matter, we may conclude that any methodology used is not fully reliable due to the fact that the basic variables which feed these have no support in objective information which will finally allow measurable and reliable results. Consequently, today we may conclude that the use of flow models does not deliver a reliable fair value for biological assets.

As per the information and objective indicators analyzed so far, we may conclude that there are no valuation methods as appropriate as the cost. Valuation through the cost value method seems a better estimator on the biological asset value (grapevines) given the reality of the winegrowing industry and the market peculiarity as commented above.

The depreciation of grapevines in production is performed on a lineal basis and is based on the production estimated useful life, which is evaluated on a regular basis. Grapevines in growing stage are not depreciated until production begins, which occurs on the fifth year after planting just when the vines begin to produce commercial grapes for the grapevine process. Costs incurred in acquisition and plantation of new grapevines is capitalized.

The agricultural products (grape) coming from the grapevines in production are valued at its harvest value (cost) less the accumulated losses due to impairment, if any. This valuation is the best estimate of fair value. Grapes acquired from third-parties, which are presented as finished and semi-finished products, are reflected by the Company at the value established in the purchase contract entered into with third-parties.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

15.1 Detail on groups of Biological Assets

Biological assets maintained by Viña Concha y Toro S.A. and subsidiaries consist of grapevines in production and grapevines in the growing stage.

- Reconciliation of changes in Biologic Assets

Reconciliation of changes in Biological assets	Current	Non-current
	Th$	Th$

Biological assets, initial balance As of December 31, 2010	10,944,784	53,672,218
Biological Assets, gross at beginning of the period	10,944,784	71,635,656
Biological Assets, accumulated amortization and impairment at beginning of the period	—	(17,963,438)

Net Biological Assets at beginning of the period	10,944,784	53,672,218
Increases other than those coming from business combinations, Biological Assets	31,062,622	6,501,720
Acquisitions performed through business combinations, Biological Assets	3,775,195	4,394,248
Increases (decreases) for exchange difference (net), Biological Assets	120,698	729,417
Depreciation of Biological Assets	—	(3,046,739)
Other decreases	—	(411,228)
Decreases due to harvests or pickup, Biological Assets	(33,495,524)	—

Total Biological assets As of December 31, 2011	12,407,775	61,839,636
Biological assets, Gross As of December 31, 2011 for the period	12,407,775	82,849,813
Biological assets, Amortization and accumulated depreciation As of December 31, 2011	—	(21,010,177)

Reconciliation of changes in Biological assets	Current	Non-current
	Th$	Th$

Biological assets, Initial balance As of January 1, 2010	10,368,684	52,529,942
Biological Assets, gross at beginning of the period	10,368,684	68,105,195
Biological Assets, accumulated amortization and impairment at beginning of the period	—	(15,575,253)

Net Biological Assets at beginning of the period	10,368,684	52,529,942
Increases other than those coming from business combinations, Biological Assets	17,310,697	4,197,308
Increases (decreases) for exchange difference (net), Biological Assets	—	(392,873)
Depreciation of Biological Assets	—	(2,388,185)
Other decreases	—	(273,974)
Decreases due to harvests or pickup, Biological Assets	(16,734,597)	—

Total Biological Assets As of December 31, 2010	10,944,784	53,672,218
Biological Assets, Gross As of December 31, 2010 of the period	10,944,784	71,635,656
Biological assets, Amortization and accumulated depreciations As of December 31, 2010	—	(17,963,438)

 (*) The concept other decreases correspond to vine pull ups

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

a)	Biological Assets pawned as guarantee

The grapevines of Viña Concha y Toro S.A. and subsidiaries, either in production stage or in growing stage, are not subject by any kind of restrictions, nor have they been constituted as guarantees of financial liabilities.

b)	Government Subsidizes related to the agricultural activity

The Company applies for government subsidizes related to the agricultural activity in conformity with Law 18.450 to foster watering and drain.

These subsidizes require certain conditions on its application. The company complies with these in order to obtain its benefits. Subsidizes are granted one time only and are assigned to a specific watering project. As of December 31, 2011, government subsidizes have been received which amounted to Th $22.753.

c)	Commitments to develop or acquire Biologic Assets

As of December 31, 2011 there are no commitments to develop or acquire biological assets

d)	Distribution of hectares as of December 31, 2011:

	Vineyards in production	Vineyards in development	Total planted vineyards	Land in turnover	Fruit trees	Total Agricultural Area
Chile
Limarí	605	435	1,040	242	—	1,283
Casablanca	380	33	413	13	—	426
Aconcagua	—	99	99	1	—	100
Leyda	130	—	130	—	—	130
Maipo	897	64	961	29	—	990
Cachapoal	1,059	198	1,257	382	47	1,687
Colchagua	1,512	424	1,936	371	—	2,307
Curicó	488	197	685	16	—	701
Maule	1,749	531	2,280	233	—	2,513
Total Chile	6,822	1,980	8,802	1,287	47	10,137
Argentina
Mendoza	956	178	1,134	76	—	1,210
Total Argentina	956	178	1,134	76	—	1,210
U.S.A
Fetzer	450	3	453	14	3	470
Total U.S.A.	450	3	453	14	3	470
Total Holding	8,228	2,161	10,389	1,377	50	11,816

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Distribution of hectares as of December 31, 2010:

	Vineyards in production	Vineyards in development	Total planted vineyards	Land in turnover	Fruit trees	Total Agricultural Area
Chile
Limarí	556	340	896	451	113	1,460
Casablanca	384	32	415	11	—	426
Leyda	130	—	130	—	—	130
Maipo	892	82	974	22	—	997
Cachapoal	1,054	252	1,306	462	60	1,828
Colchagua	1,327	430	1,757	13	—	1,770
Curicó	466	200	666	45	—	711
Maule	1,812	489	2,300	247	—	2,547

Total Chile	6,621	1,824	8,445	1,251	173	9,870
Argentina
Mendoza	901	167	1,068	142	—	1,210
Total Argentina	901	167	1,068	142	—	1,210
Total Holding	7,522	1,992	9,513	1,392	173	11,079

The total vines planted include certain long-term leases that the Company has in Valle de Casablanca, del Maipo, and Colchagua.

The total agricultural area does not include the Company’s lands which are not usable for plantations as hills, roads, etc.

e)	For the years ended as of December 31, 2011 and December 31, 2010, the company does not record any impairment on biological assets.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 16. NON-FINANCIAL ASSETS HELD FOR SALE

These assets were classified as held for sale, as per the Company’s regulations this requires the previous approval of the managers responsible of the areas involved with these assets. This decision was mainly based on the need to replace these assets with others with higher productivity.

The sale of these assets is expected to be completed during the first quarter of 2012. As reported in Note 2.7, these assets have been recorded at the lowest value between the book value and the estimated sale value.

As of December 31, 2011 assets maintained for sale are as follows:

Non-financial assets maintained for sale	As of December 31, 2011	As of December 31, 2010
	Th$	Th$
Plant and equipment	50,712	82,447
Land	2,299,403	—
Fixed facilities and accessories	53	53
Total	2,350,168	82,500

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 17. FINANCIAL INSTRUMENTS

17.1	Category of Financial Instruments by nature

a) Fair values, based on categories of financial instruments, compared against the current and non-current book value included in the consolidated statement of financial position.

As of December 31, 2011
Classification	Group	Type		At amortized cost	At fair value
			Book value	Informative fair value	Book value
			Th$	Th$	Th$
Financial assets	Cash and cash equivalent*	Balances in banks	9,757,064	9,757,064	-
		Short-term deposits	11,098,333	11,098,333	-
	Trade receivables and other accunts receivable	Trade receivables	130,693,605	130,693,605	-
Other financial assets	Accounts receivable from related companies	Current	417,813	417,813	-
		Non-current	-	-	-
	Financial assets available for sale	Current shares	1,397,239	1,397,239	-
		Non-current shares	-	-	-
	Financial assets at fair value with changes in income	Current derivatives	-	-	454,663
		Non-current derivatives	-	-	-
	Hedging assets	Current derivatives	-	-	6,484,911
		Non-current derivatives	-	-	6,252,042
Other financial liabilities	Bank loans	Current	46,437,163	46,540,143	-
		Non-current	137,838,327	144,509,073	-
	Obligations with the public	Current	2,931,018	3,298,275	-
		Non-current	35,408,165	39,844,819	-
	Other loans	Current	278,522	269,627	-
		Non-current	-	-	-
	Financial liabilities at fair value with changes in income	Current derivatives	-	-	233,032
		Non-current derivatives	-	-	-
	Hedging liabilities	Current derivatives	-	-	3,041,727
		Non-current derivatives	-	-	4,468,609
Financial liabilities	Trade accounts and other accounts payable	Current trading creditors	55,731,038	55,731,038	-
		Other current accounts payable	13,847,406	13,847,406	-
		Non-current trading creditors	-	-	-
	Accounts payable to related entities	Current	2,714,132	2,714,132	-
		Non-current	1,252,037	1,252,037	-

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

b) Fair values, based on categories of financial instruments, compared against the current and non-current book value included in the consolidated statements of financial position

		As of December 31, 2010
Classification	Group	Type	At amortized cost		At fair value
			Book value	Informative fair value	Book value
			Th$	Th$	Th$
Financial assets	Cash and cash equivalent*	Balances in banks	6,242,999	6,242,999	-
		Short-term deosits	10,514,550	10,514,550	-
	Trade receivables and other accunts receivable	Trade receivables	108,358,712	108,358,712	-
Other financial assets	Accounts receivable from related companies	Current	609,117	609,117	-
		Non-current	-	-	-
	Financial assets available for sale	Current shares	1,202,724	1,202,724	-
		Non-current shares	-	-	-
	Financial assets at fair value with changes in income	Current derivatives	-	-	166,106
		Non-current derivatives	-	-	-
	Hedging assets	Current derivatives	-	-	9,353,064
		Non-current derivatives	-	-	5,765,933
Other financial liabilities	Bank loans	Current	24,261,847	23,923,641	-
		Non-current	12,261,171	12,310,476	-
	Obligations with the public	Current	2,841,237	2,910,494	-
		Non-current	36,600,644	37,492,801	-
	Other loans	Current	227,306	191,594	-
		Non-current	268,245	226,100	-
	Financial liabilities at fair value with changes in income	Current derivatives	-	-	178,384
		Non-current derivatives	-	-	-
	Hedging liabilities	Current derivatives	-	-	3,223,440
		Non-current derivatives	-	-	829,194
Financial liabilities	Trade accounts and other accounts payable	Current trading creditors	44,851,376	44,851,376	-
		Other current accounts payable	12,467,267	12,467,267	-
		Other non-current accounts payable	2,137,049	2,137,049	-
	Accounts payable to related entities	Other current accounts payable	2,876,996	2,876,996	-
		Other non-current accounts payable	1,452,471	1,452,471	-

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

17.2 Derivative Instruments

In conformity with the risk management policy, Viña Concha y Toro contracts exchange rate derivatives and interest rate derivatives, which are classified as follows:

- Cash flow hedges

- Net investment hedges

- Non-hedge derivatives (Those derivatives which do not qualify under the hedging accounting)

a)	Assets and Liabilities by hedging derivative instrument

The operations of financial derivatives qualified as hedge instruments were recognized in the Statement of Financial Position in Assets and Liabilities as of December 31, 2011 and December 31, 2010 according to the following detail:

Assets and liabilities for hedging derivative	Instrument	As of December 31, 2011				As of December 31, 2010
instruments		Asset		Liability		Asset		Liability
		Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
		Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$
Type of interest hedging:		15,729	18,110	464,109	729,138	—	273,142	98,805	64,799
Cash flow hedging	Swap	15,729	18,110	464,109	729,138	—	273,142	98,805	64,799
Exchange rate hedging:		6,469,182	6,233,932	2,577,618	3,739,471	9,353,064	5,492,791	3,124,635	764,395
Cash flow hedging	Swap	581,744	37,857	92,632	148,429	88,888	—	546,183	—
Fair value hedging	Forward	731,459	—	644,600	—	—	—	—	—
Cash flow hedging	Forward	4,945,228	6,196,075	1,283,707	3,591,042	9,005,021	5,492,791	2,541,967	764,395
Net investment hedging	Forward	210,751	—	556,679	—	259,155	—	36,485	—
Total		6,484,911	6,252,042	3,041,727	4,468,609	9,353,064	5,765,933	3,223,440	829,194

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

b)	Assets and Liabilities for derivative instruments at fair value with changes in income (Non-hedging)

Derivative operations which are recorded at fair value with changes in income were recognized in the Statement of Financial Position in Assets and Liabilities as of December 31, 2011 and December 31, 2010 according to the following detail:

Assets and liabilities for derivative	Instrument	As of December 31, 2011				As of December 31, 2010
instruments at fair value with changes in income		Asset		Liability		Asset		Liability
		Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
		Th$	Th$	Th$	Th$	Th$	Th$	Th$	Th$
Non-hedging derivatve instruments		454,663	—	233,032	—	166,106	—	178,384	—
Derivative instruments	Options	—	—	—	—	348	—	178,059	—
Derivative instruments	Forward	454,663	—	225,432	—	165,758	—	325	—
Derivative instruments	Swap	—	—	7,600	—	—	—	—	—
Total		454,663	—	233,032	—	166,106	—	178,384	—

c) Other information on instruments

A detail of financial derivatives contracted as of December 31, 2011 and 2010, its fair value and its breakdown by maturity of contractual values is detailed as follows:

As of December 31, 2011
Detail by maturity	Instrument	Fair value	Contractual Values
			Year 2012	Year 2013	Year 2014	Subsequent	Total
		Th$	Th$	Th$	Th$	Th$	Th$
Type of interst hedging:		(1,159,408)	1,013,954	32,580,532	4,546,866	15,140,470	53,281,822
Cash flow hedging	Swap	(1,159,408)	1,013,954	32,580,532	4,546,866	15,140,470	53,281,822
Exchange rate hedging:		6,386,025	188,416,148	122,906,305	121,033,740	75,335,325	507,691,518
Cash flow hedging	Swap	378,540	11,948,620	4,336,380	40,511,085	1,875,796	58,671,881
Fair value hedging	Forward	86,859	39,390,871	—	—	—	39,390,871
Cash flow hedging	Forward	6,266,554	112,800,685	118,569,925	80,522,655	73,459,529	385,352,794
Net investment hedging	Forward	(345,928)	24,275,972	—	—	—	24,275,972
Non-hedging derivatives		221,631	9,551,906	—	—	—	9,551,906
Non-hedging derivatives		221,631	9,551,906	—	—	—	9,551,906
Total		5,448,248	198,982,008	155,486,837	125,580,606	90,475,795	570,525,246

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

As of December 31, 2010
Detail by maturity	Instrument	Fair value	Contractual Values
			Year 2011	Year 2012	Year 2013	Subsequent	Total
		Th$	Th$	Th$	Th$	Th$	Th$
Type of interst hedging:		109,539	280,435	282,740	14,319,967	—	14,883,143
Cash flow hedging	Swap	109,539	280,435	282,740	14,319,967	—	14,883,143
Exchange rate hedging:		10,956,824	118,755,570	18,845,652	17,688,125	—	155,289,347
Cash flow hedging	Swap	(457,295)	46,540,665	—	—	—	46,540,665
Cash flow hedging	Forward	11,191,449	67,174,104	18,845,652	17,688,125	—	103,707,881
Net investment hedging	Forward	222,670	5,040,801	—	—	—	5,040,801
Non-hedging derivatives		(12,278)	12,280,215	—	—	—	12,280,215
Non-hedging derivatives		(12,278)	12,280,215	—	—	—	12,280,215
Total		11,054,085	131,316,221	19,128,392	32,008,093	—	182,452,705

d) Cash flow transfer

A detail on cash flows transfers as of December 31, 2011 and as of December 31, 2010 is detailed as follows:

Cash flow hedging	As of December 31, 2011			As of December 31, 2010

	Forward in Th$	Swap in Th$	Total in Th$	Forward in Th$	Swap in Th$	Total in Th$
Initial balance	11,191,449	(347,756)	10,843,693	12,779,190	(718,595)	12,060,595
Higher contract value of beginning balance	1,043,684	(1,264,333)	(220,649)	4,020,548	673,817	4,694,365
Valuation of new contracts	(2,555,687)	271,970	(2,283,717)	7,171,341	(425,493)	6,745,848
Transfer to income during period	(3,412,891)	559,250	(2,853,641)	(12,779,630)	122,515	(12,657,115)
Final balance	6,266,555	(780,869)	5,485,686	11,191,449	(347,756)	10,843,693

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

17.3	Fair value hierarchy

The structure to obtain the fair value of financial instruments recorded at fair value in the statement of financial position. (Note 2.6.10) is detailed as follows:

As of December 31, 2011
Financial instruments measured at fair value		Level 1	Level 2	Level 3
	Th$	Th$	Th$	Th$
Financial assets
Fair value hedging derivatives	731,459	—	731,459	—
Cash flow hedging derivative	11,794,743	—	11,794,743	—
Net investment hedging derivative	210,751	—	210,751	—
Derivatives not designed accountable as hedging	454,663	—	454,663	—
Financial assets available for sale	1,397,239	1,397,239	—	—
Total Financial Assets	14,588,855	1,397,239	13,191,616	—
Financial liabilities
Fair value hedging derivatives	644,600	—	644,600	—
Cash flow hedging derivative	6,309,057	—	6,309,057	—
Net investment hedging derivative	556,679	—	556,679	—
Derivatives not designed accountable as hedging	233,032	—	233,032	—
Total Financial Liabilities	7,743,368	—	7,743,368	—

As of December 31, 2010
Financial instruments measured at fair value		Level 1	Level 2	Level 3
	Th$	Th$	Th$	Th$
Financial assets
Cash flow hedging derivatives	14,859,842	—	14,859,842	—
Net investment hedging derivatives	259,155	—	259,155	—
Derivatives not designed accountable as hedging	166,106	—	166,106	—
Financial assets available for sale, long-term	1,202,725	1,202,725	—	—
Total Financial Assets	16,487,827	1,202,725	15,285,102	—
Financial liabilities
Cash flow hedging derivatives	4,016,149	—	4,016,149	—
Net investment hedging derivatives	36,485	—	36,485	—
Derivatives not designed accountable as hedging	178,384	—	178,384	—
Total Financial Liabilities	4,231,018	—	4,231,018	—

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 18. FINANCIAL LIABILITIES

As of December 31, 2011, December 31, 2010, the Company’s financial liabilities are detailed as follows:

Non-guaranteed	Current		Non-current
	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010
Loans from financial entities	46,437,163	24,261,847	137,838,327	12,261,171
Obligations with the public	2,931,018	2,841,237	35,408,165	36,600,644
Financial lease	278,522	227,306	—	268,245
Derivatives	3,274,759	3,401,824	4,468,609	829,194
Total	52,921,462	30,732,214	177,715,101	49,959,254

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

a)	Borrowings from financial entities (non-derivative), current as of December 31, 2011.

Debtor entity ID No.	Debtor entity	Country of the	ID No. of creditor entity	Name of creditor entity	Country of creditor	Type of currency or	Type of amortization	Effective	Legal rate	Maturities
		debtor entity			company	adjustment unit		rate		Up to 90 days	More than 90 days to 1 year	Total
										Th$	Th$	Th$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US$ Dollar	At maturity	1.38%	1.38%	3,708,974	4,883,814	8,592,788
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank	Chile	US$ Dollar	At maturity	1.55%	1.44%	10,566	8,084,913	8,095,479
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	Non adj. Ch$	At maturity	6.24%	6.24%	2,345,892	-	2,345,892
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	US$ Dollar	At maturity	2.23%	2.32%	16,760	70,380	87,140
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	Pound sterling	At maturity	2.35%	2.35%	-	2,866,803	2,866,803
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	UF	At maturity	3.98%	4.20%	-	9,859	9,859
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.039.000-6	Banco Santander	Chile	US$ Dollar	At maturity	3.17%	3.43%	-	80,464	80,464
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.039.000-6	Banco Santander	Chile	EURO	At maturity	2.28%	2.28%	3,902,852	-	3,902,852
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.951.000-4	HSBC Banck	Chile	Non adj. Ch$	At maturity	6.32%	6.32%	3,005,267	-	3,005,267
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.951.000-4	HSBC Banck	Chile	US$ Dollar	At maturity	1.34%	1.34%	-	1,047,444	1,047,444
86.326.300-K	Viña Cono Sur S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US$ Dollar	At maturity	1.21%	1.21%	2,214,901	-	2,214,901
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Credicoop	Argentina	US$ Dollar	At maturity	2.00%	2.00%	-	260,525	260,525
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Credicoop	Argentina	Argent. peso	At maturity	13.78%	13.78%	11,670	2,095,574	2,107,244
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	US$ Dollar	At maturity	1.57%	1.57%	182,574	782,090	964,664
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	Argent. peso	At maturity	16.45%	16.45%	3,165	80,421	83,586
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Macro	Argentina	US$ Dollar	At maturity	2.57%	2.57%	1,298,320	-	1,298,320
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Nación	Argentina	US$ Dollar	At maturity	2.57%	2.57%	2,624,506	1,046,572	3,671,078
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Nación	Argentina	Argent. peso	At maturity	15.51%	15.51%	2,433,095	-	2,433,095
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Provincia	Argentina	US$ Dollar	At maturity	2.50%	2.50%	156,080	-	156,080
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Santander Rio	Argentina	US$ Dollar	At maturity	1.75%	1.75%	355,741	-	355,741
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Santander Rio	Argentina	Argent. peso	At maturity	22.00%	22.00%	500	-	500
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Fondo TyC	Argentina	Argent. peso	At maturity	9.43%	9.43%	-	71,672	71,672
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Mendoza Fiduciaria	Argentina	Argent. peso	At maturity	9.43%	9.43%	146,388	-	146,388
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Standard Bank	Argentina	Argent. peso	At maturity	16.00%	16.00%	4,837	-	4,837
0-E	Trivento B. y Viñedos S. A.	Chile	76.645.030-K	Banco Itaú	Chile	US$ Dollar	At maturity	2.57%	2.57%	-	785,482	785,482
0-E	VCT Brasil Imp. Y Export. Ltda.	Brazil	97.008.000-7	Banco Citibank	Brazil	Brazilian Real	At maturity	10.98%	10.98%	-	1,403,686	1,403,686
0-E	VCT USA, Inc.	USA	0-E	Rabobank	USA	US$ Dollar	At maturity	3.81%	3.81%	-	445,376	445,376
Balances to-date										22,422,088	24,015,075	46,437,163

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

b) Analysis of maturities for financial liabilities (non-derivatives) non-current as of December 31, 2011:

Debtor entity	Debtor entity	Country	ID No. of	Name of creditor entity	Country	Type of	Type of		Legal	Maturities
ID No.		of the debtor entity	creditor entity		of creditor company	currency or adjustment unit	amortization	Effective rate	rate	More than 1 year to 3 years	More than 3 years to 5 years	More than 5 years	Total
										Th$	Th$	Th$	Th$
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	Argent. Peso	At maturity	14.4%	14.4%	80,421	-	-	80,421
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Fondo TyC	Argentina	Argent. Peso	At maturity	9.4%	9.4%	261,811	196,358	-	458,169
0-E	VCT USA, Inc.	USA	0-E	Rabobank	USA	US$ Dollar	At maturity	3.8%	3.8%	23,364,000	15,576,000	12,980,000	51,920,000
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US$ Dollar	At maturity	1.8%	1.8%	26,998,400	8,307,200	6,230,400	41,536,000
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank	Chile	US$ Dollar	At maturity	2.2%	1.9%	8,194,428	1,779,401	-	9,973,829
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	US$ Dollar	At maturity	2.2%	2.3%	17,912,400	-	-	17,912,400
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	UF	At maturity	4.0%	4.2%	1,114,702	4,458,806	-	5,573,508
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.039.000-6	Banco Santander	Chile	US$ Dollar	At maturity	3.2%	3.4%	10,384,000	-	-	10,384,000
Balances to-date										88,310,162	30,317,765	19,210,400	137,838,327

c) Borrowings from financial entities (non-derivative) current, as of December 31, 2010:

Debtor entity ID No.	Debtor entity	Country of the	ID No. of creditor	Name of creditor entity	Country of creditor	Type of currency or	Type of amortization	Effective	Legal rate	Maturities
		debtor entity	entity		company	adjustment unit		rate		Up to 90 days	More than 90 days to 1 year	Total
										Th$	Th$	Th$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97004000-5	Banco de Chile	Chile	US$ Dollar	At maturity	1.45%	1.45%	-	18,554,072	18,554,072
90.227.000-0	Viña Concha y Toro S.A.	Chile	97030000-7	Banco del estado de Chile	Chile	US$ Dollar	At maturity	1.82%	1.82%	-	14,752	14,752
86.326.300-K	Viña Cono Sur S.A.	Chile	97004000-5	Banco de Chile	Chile	Poud sterling	At maturity	2.37%	2.37%	1,277,134	-	1,277,134
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Frances	Argentina	Argent. Peso	At maturity	13.79%	13.79%	502,606	78,473	581,079
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Frances	Argentina	US$ Dollar	At maturity	1.20%	1.20%	103	280,806	280,909
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Nacion	Argentina	US$ Dollar	At maturity	2.95%	2.95%	25,721	-	25,721
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Nacion	Argentina	Argent. Peso	At maturity	12.98%	12.98%	20,267	411,981	432,248
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Santander	Argentina	Argent. Peso	At maturity	13.00%	13.00%	5,209	470,835	476,044
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Credicoop	Argentina	Argent. Peso	At maturity	12.25%	12.25%	9,786	-	9,786
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Standard	Argentina	Argent. Peso	At maturity	12.90%	12.90%	1,801	-	1,801
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Regional	Argentina	Argent. Peso	At maturity	12.00%	12.00%	917	353,126	354,043
0-E	Trivento B. y Viñedos S. A.	Argentina	76645030-K	Banco Itaú	Argentina	US$ Dollar	At maturity	2.52%	2.52%	8,465	702,015	710,480
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Mendoza Fiduciaria	Argentina	Argent. Peso	At maturity	9.43%	9.43%	124,237	-	124,237
0-E	VCT Brasil Imp. Y Export. Ltda.	Brazil	97008000-7	Banco Citibank	Brazil	Real	At maturity	13.30%	13.30%	-	1,419,541	1,419,541
Balances to -date										1,976,246	22,285,601	24,261,847

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

d) Analysis of maturities for financial liabilities (non-derivative) non-current as of December 31, 2010:

Debtor entity ID No.	Debtor entity	Country of the	ID No. of creditor	Name of creditor entity	Country of creditor	Type of currency or	Type of amortization	Effective	Legal rate	Maturities
		debtor entity	entity		company	adjustment unit		rate		More than 1 year to 3 years	More than 3 years to 5 years	More than 5 years	Total
										Th$	Th$	Th$	Th$
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Nacion	Argentina	US$ Dollar	At maturity	2.95%	2.95%	2,340,050	-	-	2,340,050
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Nacion	Argentina	Argent. Peso	At maturity	12.50%	12.50%	1,765,631	-	-	1,765,631
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Credicoop	Argentina	Argent. Peso	At maturity	12.25%	12.25%	1,212,400	-	-	1,212,400
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Frances	Argentina	Argent. Peso	At maturity	14.40%	14.40%	156,945	-	-	156,945
90.227.000-0	Viña Concha y Toro S.A.	Chile	97030000-7	Banco del estado de Chile	Chile	US$ Dollar	At maturity	1.82%	1.82%	6,786,145	-	-	6,786,145
Balances to-date										12,261,171	-	-	12,261,171

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 19. PROMISSORY NOTES AND BONDS PAYABLE

Obligations with the public, as of December 31, 2011 and as of December 31, 2010 are detailed as follows:

a)	Obligations for current bonds as of December 31, 2011
Debtor entity	Debtor entity	Country	ID No. of	Name of creditor entity	Country	Type of	Type of	Effective	Legal	Maturities
ID No.		of the debtor	creditor entity		of creditor company	currency or adjustment unit	amortization	rate	rate	Up to 90 day	More than 90 days to 1 year	Total
		entity								Th$	Th$	Th$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.039.000-6	Banco Santander Chile	Chile	UF	Maturity	4.09%	3.90%	-	2,931,018	2,931,018
Total										-	2,931,018	2,931,018

b)	Obligations for non-current bonds as Of December 31, 2011
Debtor entity ID No.	Debtor entity	Country of the	ID No. of creditor entity	Name of creditor entity	Country of creditor	Type of currency or	Type of amortization	Effective	Legal rate	Maturities
		debtor entity			company	adjustment unit		rate		More than 1 year to 3 years	More than 3 years to 5 years	More than 5 years	Total
										Th$	Th$	Th$	Th$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.039.000-6	Banco Santander Chile	Chile	UF	Maturity	4.09%	3.90%	5,245,654	5,245,654	24,916,857	35,408,165
Total										5,245,654	5,245,654	24,916,857	35,408,165

c)	Obligations for current bonds as of December 31, 2010

Debtor entity	Debtor entity	Country	ID No. of	Name of creditor entity	Country	Type of	Type of		Legal	Maturities
ID No.		of the debtor	creditor entity		of creditor company	currency or adjustment unit	amortization	Effective rate	rate	Up to 90 day	More than 90 days to 1 year	Total
		entity								Th$	Th$	Th$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.036.000-k	Banco Santander Chile	Chile	UF	Maturity	4.09%	3.90%	-	2,841,237	2,841,237
Total										-	2,841,237	2,841,237

d)	Obligations for non-current bonds as of December 31, 2010
Debtor entity	Debtor entity	Country	ID No. of	Name of creditor entity	Country	Type of	Type of		Legal	Maturities
ID No.		of the debtor	creditor entity		of creditor company	currency or adjustment unit	amortization	Effective rate	rate	More than 1 year to 3 years	More than 3 years to 5 years	More than 5 years	Total
		entity								Th$	Th$	Th$	Th$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.036.000-k	Banco Santander Chile	Chile	UF	Maturity	4.09%	3.90%	5,048,365	5,048,365	26,503,914	36,600,644
Total										5,048,365	5,048,365	26,503,914	36,600,644

Obligations with the public correspond to the placement in Chile of Bonuses in UF. These are presented valued at the principal value plus accrued interests at year-end.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

e)	Issuance Expenses and Placement of equity securities and debt securities

Issuance expenses net of amortization as of December 31, 2011, December 31, 2010 amounts to Th$538,314 Th$574,086, respectively. In addition, all disbursements are included as issuance expenses due to reports of Risk Rating Agencies, legal and financial advisories, and taxes, printing house and placement commissions. As of December 31, 2011, December 31, 2010 the amortization amounts to Th$35,772 and Th$35,772, respectively.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 20. TRADE AND OTHER PAYABLES

This item is detailed as follows:

	Total Current		Total Non-current
	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010
	Th$	Th$	Th$	Th$
Trade creditors	55,731,038	44,851,377	—	—
Notes payable	72,310	87,089	—	—
Other creditors	3,084,232	4,254,354	—	2,137,049
Dividends payable	2,269,201	2,273,305	—	—
Prov. Minimum Dividend 30%	8,421,663	5,852,518	—	—
Total	69,578,444	57,318,643	—	2,137,049

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 21. INCOME TAX EXPENSE AND DEFERRED TAXES

a) Balances of deferred taxes are as follows:

	ASSETS
Description of deferred tax assets	As of December 31, 2011	As of December 31, 2010
	Th$	Th$
Provisions	2,391,447	1,686,253
Personnel benefits obligations	165,126	100,190
Taxable losses	1,643,652	1,705,078
Other	1,767,458	1,804,302
Deferred tax assets, non-current	5,967,683	5,295,823

	LIABILITIES
Description of defered tax liabilities	As of December 31, 2011	As of December 31, 2010
	Th$	Th$
Depreciations	12,361,686	12,154,997
Amortizations	990,393	234,816
Foreign currency contracts	1,124,126	1,846,182
Personnel benefits obligations	4,631	4,631
Revaluations of Property, plant and equipment	6,359,243	6,359,243
Other	5,930,809	5,330,230
Deferred tax liabilities	26,770,888	25,930,099

b) Deferred tax assets, unrecognized

Deferred tax assets generated by the offsetting tax loss are recognized provided that it is highly possible the realization of the tax benefit through future tax benefits. The Company has not recognized deferred tax assets related to its affiliate, VCT internacional Ltda. for the amounts indicated as follows:

Description of unrecognized deferred	As of December 31, 2011	As of December 31, 2010
tax assets	Th$	Th$
Tax losses	922,722	795,032
Total unrecognized deferred tax assets	922,722	795,032

c) Information on taxes related to amounts charged to Net Equity

The Company has recognized amounts with effect on equity, which gave rise to the deferred tax detailed as follows:

Description of recognized deferred tax assets	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
	Th$	Th$	Th$
Revaluation of land	6,359,243	6,359,243	6,359,243
Other	696,230	1,565,638	1,828,435
Total recognized deferred tax assets	7,055,473	7,924,881	8,187,678

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

d) Effects for transitory increase in Income Tax Rate.

On July 31, 2010, was published in the Official Gazette the Law Nº 20,455, which contemplates the obtaining of resources destined to fund the reconstruction of the country. For this purpose the law established a transitory increase in Corporate Income Tax for 2011 and 2012.

The tax rate will be 20% and 18.5% for 2011 and 2012, respectively. In 2013 the tax rate will return to the permanent rate established in article 20 of Income Tax Law (17%).

Based on this modification, the reversal of temporary differences which give rise to deferred taxes are calculated in function of rates in force for these years, i.e. 20% and 18.5% for 2011 and 2012, respectively and 17% for the following years. The amount related to this effect for 2010 and 2011 is indicated in g) N° 1 as follows:

e) Deferred tax variations

Changes in “Deferred Taxes” of the statement of income for 2011 and 2010, is as follows:

Changes in deferred taxes	Assets	Liabilities
	Th$	Th$
Balance As of January 1, 2010	4,015,976	25,003,032
Increase (decrease) in income	1,278,280	836,597
Increase (decrease ) in equity	—	(262,797)
Other increases (decreases)	1,567	353,267
Balance As of December 31, 2010	5,295,823	25,930,099
Increase (decrease) in income	671,860	942,446
Increase (decrease ) in equity	—	(869,408)
Other increases (decreases)	—	767,751
Balance As of December 31, 2011	5,967,683	26,770,888

f)	Expense composition for income tax.

	1.	The expense (income) for income tax, separated in deferred and income tax as of December 31, 2011, 2010 and December 31, 2009 is as follows:

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Description of expenses (income) for current and deferred taxes	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
	Th$	Th$	Th$
Current income tax expense
Current tax expenses	13,185,338	10,718,320	9,445,805
Adjustments to prior year current tax	(481,447)	(614,216)	640,383
Other current tax expense	66,315	60,307	82,474
Current tax expense, net, total	12,770,206	10,164,411	10,168,662
Income deferred tax expense
Deferred expense(income) for taxes related to the creation and reversal of temporary differences	810,742	(983,958)	(568,691)
Deferred expense (income) due to taxes related to changes of tax rate or new rates	(540,156)	542,275	—
Other deferred tax expense	—	—	—
Deferred tax expense, net, total	270,586	(441,683)	(568,691)
Expense (Income) in income tax	13,040,792	9,722,728	9,599,971

2.	The composition of expense (income) from income tax, considering the source (Chile or abroad) and the type of tax is as follows:

Description of expense (income) in taxes of foreign and domestic	December 31, 2011	December 31, 2010	December 31, 2009
	Th$	Th$	Th$
Current income tax expense on foreign and domestic parts, net
Current tax expense, net, foreign	4,477,809	1,560,082	1,328,422
Current tax expense, net, domestic	8,292,397	8,604,329	8,840,240
Current tax expense, Net, Total	12,770,206	10,164,411	10,168,662

Deferred tax expense on profits of foreign and domestica parts, net
Deferred taxes expense, net, foreign	(830,749)	(60,086)	(16,250)
Deferred taxes expense, net, domestic	1,101,335	(381,597)	(552,441)
Deferred tax expense, Net, Total	270,586	(441,683)	(568,691)

Expense (Income) for income tax	13,040,792	9,722,728	9,599,971

g) Reconciliation of income tax expense

1. Reconciliation of values in which are indicated the amounts that give rise to variations of the income tax expense recorded in the Statement of Income, beginning from the tax amount resulting after applying the taxable rate on “Income before taxes”.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

	For the year ended	For the year ended	For the year ended
	December 31, 2011	December 31, 2010	December 31, 2009
Reconciliation of tax expense	Th$	Th$	Th$
Tax expense using the legal rate	12,704,636	8,779,021	9,329,263
Tax effect of rates in other jurisdictions	1,758,384	802,472	632,341
Tax effect of ordinary income, non-taxable	(425,798)	(171,150)	(124,566)
Tax effect of expenses non-taxable deductible	82,481	87,514	102,004
Tax effect of change in taxable rates	(540,156)	542,275	—
Other increase (decrease) in charge for legal taxes	(538,755)	(317,404)	(339,071)
Adjustments to tax expense using the legal rate, Total	336,156	943,707	270,708
Tax expense using the effective rate	13,040,792	9,722,728	9,599,971

2.	Reconciliation of effective rate (%), indicating the current variations which have effect in that the effective rate, which finally affect income, is different from the legal rate in force (20% - 17%).

	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
Tax expense using the legal rate (%)	20.00%	17.00%	17.00%
Tax effect of rates in other jurisdictions (%)	2.77%	1.55%	1.15%
Tax effect of non-taxable Ordinary Income (%)	-0.67%	-0.33%	-0.23%
Tax effect of expenses not taxable deductible (%)	0.13%	0.17%	0.19%
Tax effect of change in tax rates (%)	-0.85%	1.05%	0.00%
Tax effect of tax provide in excess in prior periods (%)	0.00%	0.00%	0.00%
Other increase (Decrease) in charge n Cargo por Impuestos Legales (%)	-0.85%	-0.61%	-0.62%
Adjustments to the expense for taxes using legal tax, total (%)	0.53%	1.83%	0.49%
Tax expense using the effective rate (%)	20.53%	18.83%	17.49%

h) Current tax assets are detailed as follows:

Description	As of December 31, 2011	As of December 31, 2010
	Th$	Th$
Income tax current and prior years	16,997,154	9,875,088
Other credits	100,820	168,950
Provision for other recoverable taxes	(303,582)	(303,582)
Total	16,794,392	9,740,456

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

i) Current tax liabilities are detailed as follows:

Description	As of December 31, 2011	As of December 31, 2010
	Th$	Th$
Income tax	14,023,345	14,684,958
Provision for taxes	1,598,641	731,075
Other	—	36,998
Total	15,621,986	15,453,031

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 22. LEASES

a)	Future financial lease minimum payments of Sociedad Trivento Bodega y Viñedos S. A. which corresponds to the bottling line as of December 31, 2011, December 31, 2010 the payments committed are as follows:

Minimum payable	Gross investment
	As of December 31, 2011	As of December 31, 2010
	Th$	Th$
Less than a year	299,680	227,306
More than a year but less than 5 years	—	268,245
More than 5 years	—	—
Sub Total	299,680	495,551
Deferred interest	(21,158)	(85,890)
Present value	278,522	409,661

Note that, no contingent installments have been agreed, the lessee, on its part, may exercise the purchase option of all leased goods when the agreement expires, not only for a part of the good, no option to renew the commitment has been established, no clause has been agreed for restatement or price escalation, there are no restrictions with respect to the additional indebtedness and of any nature.

a)	On the other hand, as of December 31, 2011, there are operating leases which correspond mainly to lease of long-term farms on agricultural land in which grapes for wine plantations were developed. These contracts have no implicit derivatives given that do not comply with the features described in Note 2.6.8 Implicit Derivatives.

Minimum payments payable are detailed as follows:

Short-term portion	1 to 5 years	More than 5 years	Total amount owed
Th$	Th$	Th$	Th$
409,156	1,331,220	1,670,258	3,410,634

b)	Operating leases consumed during 2011-2010 are detailed as follows:

	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
	Th$	ThS	ThS
Consumed leases	4,721,390	4,276,803	4,462,512
Total	4,721,390	4,276,803	4,462,512

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 23. BENEFITS TO EMPLOYEES

23.1 Employee benefits and expenses

Changes in classes of expenses by employee are detailed as follows:

Employee benefits and expenses	For the year ended	For the year ended	For the year ended
	December 31, 2011	December 31, 2010	December 31, 2009
	Th$	Th$	Th$
Participation in profits, bonuses and expenses	50,010,449	40,615,584	37,419,590
Participation in profits and bonuses, current	10,457,869	8,530,953	8,304,437
Personnel expenses	39,552,580	32,084,631	29,115,153
Wages and Salaries	32,541,712	26,167,412	24,057,522
Short-term benefits to employees	4,551,390	3,563,180	2,704,567
Expense for obligation of personnel benefits	424,823	346,589	325,366
Other long-term benefits	991,487	964,924	1,068,683
Other personnel expenses	1,043,168	1,042,526	959,015

23.2 Severance Indemnities Obligations

A. General aspects:

Viña Concha y Toro and some of its subsidiaries located in Chile provide severance indemnity benefit plans to active employees which are determined and recorded in the financial statements following the criterion described in Note 2.17, Accounting Policies. These benefits are mainly referred to:

-	Benefits of defined lending:

Severance indemnity: The beneficiaries perceive the equivalent to a determined number of days per contractual years of service at his/her retirement date and/or due to cease of his/her functions. In case of dissociation due to a Company decision, perceive the equivalent stipulated by law.

B. Openings, movements and presentation in financial statements:

Balances of obligations related to severance indemnities are as follows:

	As of December 31, 2011	As of December 31, 2010
	Th$	Th$
Severance Indemnities Obligations	2,030,284	1,841,740
Total	2,030,284	1,841,740

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Movement of obligations for employment termination for the year ended as of December 31, 2011, 2010 and December 31, 2009 is detailed as follows:

Employment termination benefits	Severance indemnity
Th$

Balance as of January 1, 2009	1,582,919
Current period costs of services	180,694
Cost for interest	68,995
Actuarial (Profits ) losses	(28,069)
Paid benefits	(168,441)
Other	(29,415)
Balance as of January 1, 2010	1,606,683
Current period costs of services	203,824
Cost for interest	78,291
Actuarial (Profits ) losses	(6,188)
Paid benefits	(43,240)
Other	2,370
Balance As of December 31, 2010	1,841,740
Current period costs of services	223,910
Cost for interest	89,242
Actuarial (Profits ) losses	(3,189)
Paid benefits	(120,920)
Other	(499)
Balance As of December 31, 2011	2,030,284

The company’s policy is to accrue five days per year with respect to severance indemnities and in case of dissociation due to a Company decision, perceive the equivalent stipulated by law. (30 days per year with a limit of 11 years).

The main actuarial hypothesis used for the calculation of severance indemnity obligations as of December 31, 2011, 2010 and December 31, 2009 is detailed as follows:

Actuarial Hypothesis	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009

Retirement rate	0.70%	0.70%	0.70%
Mortality rate	RV-2009	RV-2004	RV-2004
Discount rate	5.00%	5.00%	5.00%
Salary increase rate	3.50%	3.50%	3.00%
Future permanence (years)	7.2	7.2	7.2

The purpose of the explanation in the aforementioned paragraph is to establish a procedure for employees to effectively participate in the Company’s property, as shareholders, and concentrate their efforts to achieve a greater value to the company and for their own investment.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

The amounts recorded in the consolidated statement of comprehensive income by function as of December 31, 2011, 2010 and 2009 are as follows:

Recognized expense of employment termination benefits	For the year ended	For the year ended	For the year ended
	December 31, 2011	December 31, 2010	December 31, 2009
	Th$	Th$	Th$
Cost of services for current period	223,910	223,145	180,693
Interest cost	89,242	85,728	68,995
Actuarial(Profits) losses	(3,189)	—	(28,069)
Paid benefits	436,354	256,959	25,474
Total expense recognized in the Cons. Statem. of Comprehensive Income by Function	746,317	565,832	247,093

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 24. PROVISIONS

24.1 Other current provisions

The composition of other current provisions as of December 31, 2011, and December 31, 2010 is as follows:

Concept	As of December 31, 2011	As of December 31, 2010
	Th$	Th$
Provision for advertising expense(1)	14,839,445	13,939,484
Other provisions (2)	433,437	552,376
Provision for restructuring (3)	196,126	196,126
Total	15,469,008	14,687,986

1.	Provisions for advertising expenses correspond to the estimates of amounts payable to foreign customers - dealers on advertising services.

2.	Expenses estimate are included in other provisions.

3.	The provision for restructuring has been a plan applied since 2005 related to Company’s personnel dissociation which ends in 2011. To date, approximately 60% of the plan has been materialized.

Movement of other current provisions between January 1, 2011 and December 31, 2011, is detailed as follows:

	Provision for restructuring	Advertising expense provision	Other provision	Total
Changes in provision	Th$	Th$	Th$	Th$
Balance As of January 1, 2011	196,126	13,939,484	552,376	14,687,986
Provisions constituted in the period	—	31,090,972	1,005,782	32,096,754
Provisions used in the period	—	(30,191,011)	(1,124,721)	(31,315,732)
Reversal on not used provision	—	—	—	—
Balance final As of December 31, 2011	196,126	14,839,445	433,437	15,469,008

Movement of other current provisions between January 1, 2010 and December 31, 2010, is detailed as follows:

	Provision for restructuring	Advertising expense provision	Other provision	Total
Changes in provision	Th$	Th$	Th$	Th$
Balance As of January 1, 2010	196,126	17,729,306	696,486	18,621,918
Provisions constituted in the period	—	9,174,993	1,992,667	11,167,660
Provisions used in the period	—	(12,964,815)	(2,136,777)	(15,101,592)
Reversal on not used provision	—	—	—	—
Balance final As of December 31, 2010	196,126	13,939,484	552,376	14,687,986

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Movement of other current provisions between January 1, 2009 and December 31, 2009, is detailed as follows:

	Provision for restructuring	Advertising expense provision	Other provision	Total
Changes in provision	Th$	Th$	Th$	Th$
Balance As of January 1, 2009	196,126	20,659,543	675,170	21,530,839
Provisions constituted in the period	—	705,886	642,314	1,348,200
Provisions used in the period	—	(3,636,123)	(620,999)	(4,257,122)
Reversal on not used provision	—	—	—	—
Balance final As of December 31, 2009	196,126	17,729,306	696,485	18,621,917

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 25. PROFITS PER SHARE

25.1 Information to be disclosed on basic earnings (losses) per share

Earnings per basic shares will be calculated dividing the gain for the period attributable to Company’s shareholders by the weighted average of the number of common shares in circulation during the year.

As indicated, the basic earnings per share amounted to:

Basic earnings per share	For the year ended	For the year ended
	December 31, 2011	December 31, 2010
	Th$	Th$
Profit (Loss) attributable to ownership instruments holders in the controller's equity	50,482,390	41,918,574

	For the year ended	For the year ended
	December 31, 2011	December 31, 2010
	Units	Units
Number of common shares in circulation	747,005,982	747,005,982

	For the year ended	For the year ended
	December 31, 2011	December 31, 2010
	$	$
Basic earning per share	67.58	56.12

25.2 Information to be disclosed on diluted earnings (losses) per share

The Company has not performed any type of operation which would resulted in potential diluted effect.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 26. CAPITAL AND RESERVES

26.1 Subscribed and paid capital

As of December 31, 2011 the capital of Viña Concha y Toro S.A. amounts to Th$ 84,178,790 which is comprised by 747.005.982 shares of par value totally subscribed and paid.

The issuance premium corresponds to the surcharge in the placement of shares generated in the capital contributions operations. In conformity with Article 26 of Law 18,046 for corporate companies, this concept form part of the company’s issued capital.

26.2 Shares

- Number of shares as of December 31, 2011

	Subscribed shares	Paid shares	Shares with voting rights
100% PAID SHARES	747,005,982	747,005,982	747,005,982

- Number of shares as of December 31, 2010

	Subscribed shares	Paid shares	Shares with voting rights
100% PAID SHARES	747,005,982	747,005,982	747,005,982

Shares of Concha y Toro are, ordinary, of a unique series and with no par value.

The movement of shares between January 1, 2011 and December 31, 2011 is as follows:

Number of subscribed shares As of December 31, 2011	747,005,982
Changes in the year:	—
Capital contribution through issuance of payment shares
Number of subcribed shares As of December 31, 2011	747,005,982

The movement of shares between January 1, 2010 and December 31, 2010 is as follows:

Number of subscribed shares As of January 1, 2010	747,005,982
Changes in the year:	—
Capital contribution through issuance of payment shares
Number of subcribed shares As of December 31, 2010	747,005,982

26.3 Capital Management

In order to attempt the optimization of the return to its shareholders, through the efficient management of financing costs, the Company uses several short and long-term financial sources as well as its own capital and gains generated by the operation.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

The Company’s objective is to maintain a proper capital structure, considering its leverage levels, financing costs (internal and external) and evaluates on a regular basis the different financing instruments available as well as the market conditions.

26.4 Other reserves

-	Conversion Reserves: This amount represents the effect (profit/loss) for conversion of subsidiaries with functional currency other than pesos.

The detail of conversion differences, net of taxes is detailed as follows:

Accumulated conversion difference	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
	Th$	Th$	Th$

Conversion adjustment in Colligated ( Ind. Corchera)	304,702	304,702	—
Adjustment in foreign subsidiaries	(1,085,241)	(2,031,067)	(552,697)

Total	(780,539)	(1,726,365)	(552,697)

-	Hedging Reserves: Represents the fair value of future cash flows of expected entries which qualify as hedges and which will affect incomes and are presented net of deferred taxes.

-	Reserves for investments available for sale: This amount represents the change of market value of financial assets available for sale, constituted of investments in other companies and which are presented as net of deferred taxes.

26.5 Dividends

On April 25, 2011 the Board agreed to distribute with charge to income expected to be obtained during 2011, the dividends Nº 244, Nº 245 and Nº 246 of $3,00 each, which will be paid as provisional on September 30, 2011., December 29, 2011 and March 31, 2012, respectively.

These provisional dividend payments will be subject to the Company’s cash availability. At each year-end, the Company constitutes a dividends provision equivalent to 30% on the profit for the year, which correspond to the minimum dividend established by law. Historically, the Company used to distribute 40% on the income for the year, which is materialized through a final dividend paid in May of the following year, after known and approved by the General Shareholders’ Board both, the profit for the year and the aforementioned dividend.

A detail of dividends as of December 31, 2011 and 2010 is detailed as follows:

Dividends	Payment date	Total Th$
Provisional dividend No.244	sep/11	2,241,018
Provisional dividend No. 245	dec/11	2,241,018
Provisional dividend No. 246	mar/12	2,241,018
30% Complementary provison for minmum dividend		8,421,663
Total dividends income 2011		15,144,717
Final dividend No. 243	may/11	10,047,230
Application of provision		(5,852,518)
Balance as of December 31, 2011		19,339,429

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Dividends	Payment date	Total Th$
Provisional dividend No.240	sep/10	2,241,018
Provisional dividend No.241	dec/10	2,241,018
Provisional dividend No.242	mar/11	2,241,018
30% Complementary provison for minmum dividend		5,852,518
Total dividends income 2010		12,575,572
Final dividend No. 239	may/10	12,101,497
Application of provision		(7,688,726)
Balance as of December 31, 2010		16,988,343

26.6 Increase (Decrease) for other contributions of owners:

The amount of Th$5,218,138 expressed in the Statement of Changes in Net Equity as of December 31, 2010, in column Issued Capital correspond to the payment of 5,562,419 subscribed shares.

26.7 Increase (decrease) for transfers and other changes:

The amount of Th$57,655 indicated in the Statement of Changes in Equity as of December 31, 2011 in column Accumulated Profits (losses) correspond to:

Increase/Decrease for transfers and other changes	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
	Th$	Th$	Th$

Reassesment of land, reclassified to available for sale	(167,799)	—	—
Accumulated income adjustment for subsidiary in Brazil	225,454	—	—

Total	57,655	—	—

26.8 Net profit distributable

With respect to Profits for the year, in conformity with Circular N° 1945 issued by the Superintendence of Securities and Insurance, the Company’s Board during the meeting held on October 28, 2010, agreed that the determination of net profit distributable as dividends will consider the income for the year presented in Item “Profit (loss) attributable to the owners of the controlling entity, deducting the significant variations in the net fair value of unrealized assets and liabilities. For the years ended as of December 31, 2011 and 2010 there were no adjustments to income.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 27. EFFECT OF VARIATIONS IN EXCHANGE RATES OF FOREIGN CURRENCY

Assets and Liabilities denominated in Foreign Currency

		As of December 31, 2011		As of December 31, 2010
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Current Assets		Th$	Th$	Th$	Th$
Cash and cash equivalents		20,855,397	-	16,757,549	-
	CLP	2,838,364	-	12,772,977	-
	USD	3,260,824	-	474,522	-
	CAD	28,742	-	5,881	-
	EUR	203,485	-	51,621	-
	UF	11,098,333		-
	GBP	490,661	-	1,101,175	-
	SEK	1,122,183	-	432,970	-
	NOK	1,012,618	-	653,596	-
	ARS	479,959	-	307,060	-
	BRL	320,228	-	957,747	-

Other current financial assets		8,336,813	-	10,721,894	-
	CLP	1,397,239	-	1,036,619	-
	USD	2,532,030	-	2,827,766	-
	CAD	193,277	-	616,700	-
	EUR	3,126,784	-	3,655,601	-
	UF	9,557	-	88,888	-
	GBP	644,676	-	2,126,511	-
	SEK	56,104	-	109,307	-
	NOK	52,810	-	25,208	-
	ARS	7,854	-	-	-
	BRL	316,482	-	235,294	-

Other non-financial current assets		6,654,074	-	9,729,058	-
	CLP	4,724,611	-	6,528,934	-
	USD	1,019,305	-	579,595	-
	EUR	84,794	-	2,564,317	-
	UF	298,804	-	21,700	-
	GBP	-	-	31,532	-
	SEK	35,027	-	2,980	-
	ARS	75,986	-	-	-
	BRL	123,145	-	-	-
	MXN	292,402	-	-	-

Trade and other accounts receivable		130,693,605	-	108,358,712	-
	CLP	35,972,791	-	20,151,585	-
	USD	37,324,850	-	33,011,452	-
	CAD	3,260,711	-	2,933,259	-
	EUR	10,556,250	-	7,858,958	-
	UF	-	-	79,676	-
	GBP	20,411,020	-	23,191,515	-
	SEK	3,992,036	-	4,549,891	-
	NOK	1,375,719	-	1,111,120	-
	ARS	6,001,885	-	6,159,719	-
	BRL	11,798,343	-	9,311,537	-

Accounts receivable from related entities, current		417,813	-	609,117	-
	CLP	417,813	-	609,117	-

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

		As of December 31, 2011		As of December 31, 2010
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Current Assets		Th$	Th$	Th$	Th$
Inventories		173,973,666	-	107,877,080	-
	CLP	152,584,655	-	90,691,516	-
	GBP	4,597,570	-	271,919	-
	SEK	3,491,472	-	3,635,027	-
	NOK	677,752	-	577,441	-
	ARS	9,510,877	-	6,798,624	-
	BRL	3,111,340	-	5,902,553	-

Biologic assets, Current		12,407,775	-	10,944,784	-
	CLP	10,495,573	-	9,664,955	-
	USD	1,912,202	-	1,279,829	-

Current tax assets		16,794,392	-	9,740,456	-
	CLP	7,753,176	-	632,991	-
	USD	3,849,233	-	3,847,340	-
	EUR	122,010	-	62,697	-
	UF	48,706	-	48,706	-
	GBP	1,367,209	-	967,965	-
	SEK	65,375	-	86,394	-
	ARS	3,346,733	-	3,549,997	-
	BRL	241,950	-	544,366	-

Other current assets		2,350,168	-	82,500	-
	CLP	2,350,168	-	82,500	-

Total current		372,483,703	-	274,821,150	-
	CLP	218,534,390	-	142,171,194	-
	USD	49,898,444	-	42,020,504	-
	CAD	3,482,730	-	3,555,840	-
	EUR	14,093,323	-	14,193,194	-
	UF	11,455,400	-	238,970	-
	GBP	27,511,136	-	27,690,617	-
	SEK	8,762,197	-	8,816,569	-
	NOK	3,118,899	-	2,367,365	-
	ARS	19,423,294	-	16,815,400	-
	BRL	15,911,488	-	16,951,497	-
	MXN	292,402	-	-	-

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

		As of December 31, 2011		As of December 31, 2010
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Non-current assets		Th$	Th$	Th$	Th$
Other non-current financial assets		6,252,042	-	5,765,933	-
	USD	1,062,499	-	1,754,407	-
	CAD	250,810	-	369,941	-
	EUR	4,368,815	-	3,584,960	-
	UF	37,857	-	-	-
	GBP	532,061	-	56,625	-

Other non-financial current assets		2,246,878	-	2,442,581	-
	CLP	581,946	-	2,442,581	-
	USD	162,052	-	-	-
	UF	1,498,122	-	-	-
	NOK	1,030	-	-	-
	ARS	2,409	-	-	-
	BRL	1,319	-	-	-

Investments in associates recorded using the equity method		13,209,787	-	9,627,465	-
	CLP	13,209,787	-	9,627,465	-

Intangible assets, Net		29,888,321	-	8,863,353	-
	CLP	29,888,321	-	8,863,353	-

Goodwill		22,577,599	-	-	-
	USD	22,577,599	-	-	-

Property, plant and equipment		259,664,661	-	225,070,491	-
	CLP	221,903,259	-	199,059,654	-
	USD	37,761,402	-	26,010,837	-

Non-current biologic assets		61,839,636	-	53,672,218	-
	CLP	57,670,159	-	53,672,218	-
	USD	4,169,477	-	-	-

Deferred tax assets		5,967,683	-	5,295,823	-
	CLP	4,074,233	-	4,274,262	-
	USD	612,739	-	75,792	-
	SEK	13,309	-	-	-
	ARS	865,742	-	945,769	-
	BRL	401,660	-	-	-

Total non-current		401,646,607	-	310,737,864	-
	CLP	327,327,705	-	277,939,533	-
	USD	66,345,768	-	27,841,036	-
	CAD	250,810	-	369,941	-
	EUR	4,368,815	-	3,584,960	-
	UF	1,535,979	-	-	-
	GBP	532,061	-	56,625	-
	SEK	13,309	-	-	-
	NOK	1,030	-	-	-
	ARS	868,151	-	945,769	-
	BRL	402,979	-	-	-

Total Assets		774,130,310	-	585,559,014	-

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

		As of December 31, 2011		As of December 31, 2010
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Current liabilities		Th$	Th$	Th$	Th$
Other current financial liabilities		25,975,369	26,946,093	6,957,216	23,774,998
	CLP	5,351,159	-	-	-
	USD	12,547,928	17,487,060	1,288,171	19,551,645
	CAD	117,993	-	299,019	-
	EUR	4,353,693	-	672,568	-
	UF	-	2,940,877	1,590,297	1,262,091
	GBP	448,540	2,866,803	1,933,262	-
	SEK	48,380	-	62,366	-
	NOK	15,536	-	18,068	-
	ARS	2,977,928	2,247,667	664,822	1,541,721
	BRL	114,212	1,403,686	428,643	1,419,541

Trade and other current accounts payable		69,578,444	-	57,318,643	-
	CLP	50,554,688	-	42,004,001	-
	USD	7,754,629	-	1,322,302	-
	CAD	64,186	-	390,590	-
	EUR	567,999	-	961,994	-
	UF	25,762	-	161,668	-
	GBP	2,595,016	-	3,251,775	-
	SEK	578,647	-	269,768	-
	NOK	105,197	-	150,673	-
	ARS	5,457,109	-	5,407,939	-
	BRL	1,875,211	-	3,397,933	-

Current accounts payable to related entities		2,714,132	-	2,876,996	-
	CLP	2,714,132	-	2,876,996	-

Other current provisions		15,469,008	-	14,687,986	-
	CLP	1,883,287	-	2,154,182	-
	USD	6,570,788	-	4,996,407	-
	CAD	943,027	-	455,086	-
	EUR	1,864,328	-	455,086	-
	UF	215,509	-	(162,882)	-
	GBP	2,561,082	-	6,476,269	-
	SEK	210,612	-	269,310	-
	NOK	87,391	-	44,528	-
	ARS	1,132,984	-	-	-

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

		As of December 31, 2011		As of December 31, 2010
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Current liabilities		Th$	Th$	Th$	Th$
Current tax liabilities		15,621,986	-	15,453,031	-
	CLP	9,091,479	-	8,795,369	-
	USD	979,042	-	1,252,018	-
	CAD	8,186	-	1,014,383	-
	EUR	149,644	-	136,458	-
	UF	6,454	-	6,454	-
	GBP	1,054,716	-	218,012	-
	SEK	1,936,623	-	2,025,847	-
	NOK	1,394,199	-	1,164,494	-
	ARS	149,999	-	-	-
	BRL	851,624	-	839,996	-
	CHF	20	-	-	-

Other current non-financial liabilities		11,553,004	-	12,494,103	-
	CLP	10,486,762	-	12,494,103	-
	USD	776,546	-	-	-
	SEK	7,121	-	-	-
	ARS	100,924	-	-	-
	BRL	181,651	-	-	-
Total current liabilities		140,911,943	26,946,093	109,787,975	23,774,998
	CLP	80,081,507	-	68,324,651	-
	USD	28,628,933	17,487,060	8,858,898	19,551,645
	CAD	1,133,392	-	2,159,078	-
	EUR	6,935,664	-	2,226,106	-
	UF	247,725	2,940,877	1,595,537	1,262,091
	GBP	6,659,354	2,866,803	11,879,318	-
	SEK	2,781,383	-	2,627,291	-
	NOK	1,602,323	-	1,377,763	-
	ARS	9,818,944	2,247,667	6,072,761	1,541,721
	BRL	3,022,698	1,403,686	4,666,572	1,419,541
	CHF	20	-	-	-

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

		As of December 31, 2011			As of December 31, 2010
		1 to 3 years	3 to 5 years	More than 5 years	1 to 3 years	3 to 5 years	More than 5 years
Pasivos No Corrientes		Th$	Th$	Th$	Th$	Th$	Th$
Other non-current financial liabilities		97,075,006	36,512,837	44,127,258	18,406,974	5,048,365	26,503,915
	USD	89,676,588	25,906,549	19,210,401	9,190,993	-	-
	CAD	168,077	296,245	-	146,799	-	-
	EUR	18,559	214,264	-	-	-	-
	UF	6,360,356	9,704,460	24,916,857	5,048,365	5,048,365	26,503,915
	GBP	509,194	194,961	-	617,596	-	-
	ARS	342,232	196,358	-	3,403,221	-	-

Other non-current accounts payable		-	-	-	2,137,049	-	-
	UF	-	-	-	2,137,049	-	-

Non-current accounts payable to related entities		1,252,037	-	-	1,452,471	-	-
	UF	1,252,037	-	-	1,452,471	-	-

Deferred tax liabilities		-	5,930,809	20,840,079	1,850,812	5,330,231	18,749,056
	CLP	-	5,930,809	20,840,079	1,850,812	5,330,231	18,749,056

Non-current provisions for benefits to employees		-	2,030,284	-	-	1,841,740	-
	CLP	-	2,030,284	-	-	1,841,740	-

Total non-current liabilities		98,327,043	44,473,930	64,967,337	23,847,306	12,220,336	45,252,971
	CLP	-	7,961,093	20,840,079	1,850,812	7,171,971	18,749,056
	USD	89,676,588	25,906,549	19,210,401	9,190,993	-	-
	CAD	168,077	296,245	-	146,799	-	-
	EUR	18,559	214,264	-	-	-	-
	UF	7,612,393	9,704,460	24,916,857	8,637,885	5,048,365	26,503,915
	GBP	509,194	194,961	-	617,596	-	-
	ARS	342,232	196,358	-	3,403,221	-	-

Total Liabilities		266,185,079	44,473,930	64,967,337	157,410,279	12,220,336	45,252,971

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 28. OPERATION SEGMENTS

Viña Concha y Toro S.A. centers its operations in the wine activity with a special approach in the production and merchandising of wine, which represents more than 90% of the Company’s income at consolidated level. Viña Concha y Toro S.A. performs other businesses which represent in aggregate less than 10% of its consolidated incomes, which will be defined as “Other products”.

The operation segments determined based on the aforementioned paragraph is detailed as follows:

-	Wines: Production, distribution and merchandising of wines under all its brands, which include the agricultural operations, enology and packing operations which are transversal to all products and markets in Chile, Argentina and the United States; the storage, transportation and merchandising of these in the domestic and export markets, including the consolidation in those countries where exist an importer, dealer or related commercial office.

-	Others: Group of other products which do not qualify with 10% of sales, assets or operating result as the liquor distribution and premium beers in Chile, wine bar, tours in Pirque and sale of fruit, among others.

Directors and the General Manager for Viña Concha y Toro S.A. are responsible to make decisions with respect to the management and assignment of resources. They are also responsible of the performance evaluation for the operation segment of wine and other products described above.

a) Bases and application methodology

The information by segments presented below is based on information assigned directly and indirectly, as per the following opening:

The operating incomes of segments correspond to incomes directly attributable to the segment. The expenses of each segment break down between those directly attributable to each segment through the assignation of costs centers differentiated for each one and expenses which can be distributed to segments using reasonable distribution bases.

Assets and liabilities of segments are those directly related to the segments operation.

The transactions between segments are performed under the regular terms and conditions of the market. The accounting policies used for segments are those described in Note 2.3 Financial Information by operating segments.

b) Information by segment as of December 31, 2011

	Wine	Other	Non-assigned	Total
a) General information on income, assets and liabilities	Th$	Th$	Th$	Th$
Income from ordinary activities of external customers segment	391,930,946	30,644,630	159,853	422,735,429
Depreciation included in costs of sale and administrative expenses	16,963,213	14,231	-	16,977,444
Profit (loss) of segments	45,952,269	4,370,268	159,853	50,482,390
Segments assets	746,271,673	7,003,240	20,855,397	774,130,310
Segments liabilities	69,870,846	2,768,054	701,491,410	774,130,310

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Ordinary incomes from segments are presented by geographic location.

b) Ordinary incomes of external customers by geographic	Wine	Other	Non-assigned	Total
area	Th$	Th$	Th$	Th$
Chile	61,736,135	30,644,630	159,853	92,540,618
Europe	139,777,612	-	-	139,777,612
U.S.A.	76,080,345	-	-	76,080,345
South America	48,687,609	-	-	48,687,609
Asia	22,496,616	-	-	22,496,616
Canada	14,207,537	-	-	14,207,537
Central America	21,987,555	-	-	21,987,555
Other	2,728,704	-	-	2,728,704
Africa	4,228,833	-	-	4,228,833
Total	391,930,946	30,644,630	159,853	422,735,429

Non-current assets are presented by geographic location:

	Wine	Other	Non-assigned	Total
c) Non-current assets by geographic area	Th$	Th$	Th$	Th$
Chile	295,775,670	345,598	-	296,121,268
Argentina	23,614,870	-	-	23,614,870
England	93,624	-	-	93,624
Sweden	21,299	-	-	21,299
Norway	1,030	-	-	1,030
Brazil	541,708	-	-	541,708
Asia	83,310	-	-	83,310
USA	81,169,498	-	-	81,169,498
Total	401,301,009	345,598	-	401,646,607

	Wine	Other	Non-assigned	Total
d) Interests, taxes and non-current assets	Th$	Th$	Th$	Th$
Financial income	706,831	-	-	706,831
Financial expense	-	-	6,315,807	6,315,807
Income tax	-	-	13,040,792	13,040,792
Amounts of additions of non-current assets	64,441,706	-	-	64,441,706
Total	65,148,537	-	19,356,599	84,505,136

	Wine	Other	Non-assigned	Total
e) Additions of non-current assets by geographic location	Th$	Th$	Th$	Th$
Investments in associated	11,778,455	1,431,332	-	13,209,787
Profits in associated	2,002,910	28,163	-	2,031,073

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

c) Information by segment as of December 31, 2010:

	Wine	Other	Non-assigned	Total
a) General information on income, assets and liabilities	Th$	Th$	Th$	Th$
Income from ordinary activities of external customers segment	348,107,447	25,542,004	369,094	374,018,545
Depreciation included in costs of sale and administrative expenses	13,916,356	12,709	-	13,929,065
Profit (loss) of segments	38,009,296	3,540,190	369,094	41,918,580
Segments assets	559,968,363	8,843,764	16,746,887	585,559,014
Segments liabilities	49,006,928	996,550	535,555,536	585,559,014

Ordinary incomes from segments are presented by geographic location.

b) Ordinary incomes of external customers by geographic	Wine	Other	Non-assigned	Total
area	Th$	Th$	Th$	Th$
Chile	58,547,511	25,542,004	369,094	84,458,609
Europe	147,186,160	-	-	147,186,160
U.S.A.	35,224,387	-	-	35,224,387
South America	45,216,208	-	-	45,216,208
Asia	20,301,083	-	-	20,301,083
Canada	14,714,329	-	-	14,714,329
Central America	21,313,028	-	-	21,313,028
Other	2,351,294	-	-	2,351,294
Africa	3,253,447	-	-	3,253,447
Total	348,107,447	25,542,004	369,094	374,018,545

Non-current assets are presented by geographic location:

	Wine	Other	Non-assigned	Total
c) Non-current assets by geographic area	Th$	Th$	Th$	Th$
Chile	289,026,892	429,039	-	289,455,931
Argentina	20,931,219	-	-	20,931,219
England	72,395	-	-	72,395
Sweden	10,697	-	-	10,697
Norway	509	-	-	509
Brazil	183,626	-	-	183,626
Asia	83,487	-	-	83,487
Total	310,308,825	429,039	-	310,737,864

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

	Wine	Other	Non-assigned	Total
d) Interests, taxes and non-current assets	Th$	Th$	Th$	Th$
Financial income	724,007	-	-	724,007
Financial expense	-	-	3,149,276	3,149,276
Income tax	-	-	9,722,728	9,722,728
Amounts of additions of non-current assets	17,901,265	11,371	-	17,912,636
Total	18,625,272	11,371	12,872,004	31,508,647

	Wine	Other	Non-assigned	Total
e) Additions of non-current assets by geographic location	Th$	Th$	Th$	Th$
Investments in associated	9,627,465	-	-	9,627,465
Profits in associated	984,406	-	-	984,406

d) Information by segment as of December 31, 2009:

	Wine	Other	Non-assigned	Total
a) General information on income, assets and liabilities	Th$	Th$	Th$	Th$
Income from ordinary activities of external customers segment	333,343,877	20,250,861	824,167	354,418,905
Depreciation included in costs of sale and administrative expenses	14,298,640	4,084	-	14,302,724
Profit (loss) of segments	41,433,772	3,020,107	824,167	45,278,046
Segments assets	561,473,926	8,302,423	6,997,300	576,773,649
Segments liabilities	62,128,818	1,340,073	513,304,758	576,773,649

Ordinary incomes from segments are presented by geographic location.

b) Ordinary incomes of external customers by geographic	Wine	Other	Non-assigned	Total
area	Th$	Th$	Th$	Th$
Chile	52,517,985	20,250,861	824,167	73,593,013
Europe	152,186,953	-	-	152,186,953
U.S.A.	38,457,144	-	-	38,457,144
South America	35,910,896	-	-	35,910,896
Asia	17,906,476	-	-	17,906,476
Canada	12,626,759	-	-	12,626,759
Central America	18,962,658	-	-	18,962,658
Other	1,989,073	-	-	1,989,073
Africa	2,785,933	-	-	2,785,933
Total	333,343,877	20,250,861	824,167	354,418,905

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Non-current assets are presented by geographic location:

	Wine	Other	Non-assigned	Total
c) Non-current assets by geographic area	Th$	Th$	Th$	Th$
Chile	286,236,937	525,141	-	286,762,078
Argentina	23,733,666	-	-	23,733,666
England	56,395	-	-	56,395
Sweden	152,883	-	-	152,883
Brazil	39,641	-	-	39,641
Total	310,219,522	525,141	-	310,744,663

	Wine	Other	Non-assigned	Total
d) Interests, taxes and non-current assets	Th$	Th$	Th$	Th$
Financial income	-	-	5,594,142	5,594,142
Income tax	-	-	9,599,971	9,599,971
Amounts of additions of non-current assets	26,933,826	1,054	-	26,934,880
Total	26,933,826	1,054	15,194,113	42,128,993

	Wine	Other	Non-assigned	Total
e) Additions of non-current assets by geographic location	Th$	Th$	Th$	Th$
Investments in associated	9,626,139			9,626,139
Profits in associated	811,500			811,500

There are no incomes of ordinary activities from transactions with other operating segments of the same entity.

With respect to external customers, the Company has no dependence of its ordinary activities, the most significant customers represented 6.4% of exports during 2011, and 7.6% in 2010.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 29. ORDINARY INCOME

Classes of Ordinary Incomes

	For the year ended	For the year ended	For the year ended
Classes of Ordinary Income	December 31, 2011	December 31, 2010	December 31,2009
	Th$	Th$	Th$
Sale of goods	420,714,433	372,486,788	352,721,450
Lending of services	2,020,996	1,531,757	1,697,455
Total	422,735,429	374,018,545	354,418,905

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 30. COSTS AND EXPENSES BY NATURE

Costs and expenses by nature as of December 31, 2011 are disclosed as follows.

Nature of cost and operating	Cost of sale	Distribution cost	Administrative expense	Other expense by function	Total
expenses	Th$	Th$	Th$	Th$	Th$
Direct cost	273,461,390	-	-	-	273,461,390
Depreciations and amortizations	713,686	1,220,045	884,616	-	2,818,347
Personnel expenses	3,014,600	17,706,530	11,461,682	-	32,182,812
Other expenses	2,967,213	64,056,777	6,038,287	1,033,162	74,095,439
Total	280,156,889	82,983,352	18,384,585	1,033,162	382,557,988

Depreciation and amortization indicated above correspond to that included in item Selling and Administrative Expenses.

The costs distribution and expenses by nature as of December 31, 2010 are disclosed as follows:

Nature of cost and operating	Cost of sale	Distribution cost	Administrative expense	Other expense by function	Total
expenses	Th$	Th$	Th$	Th$	Th$
Direct cost	236,295,058	-	-	-	236,295,058
Depreciation and amortizations	439,095	963,500	793,214	-	2,195,809
Personnel expenses	2,057,177	17,250,485	9,306,717	-	28,614,378
Other expenses	2,984,534	52,261,083	6,531,717	747,463	62,524,797
Total	241,775,864	70,475,068	16,631,648	747,463	329,630,043

The costs distribution and expenses by nature as of December 31, 2009 are disclosed as follows:

Nature of cost and operating	Cost of sale	Distribution cost	Administrative expense	Other expense by function	Total
expenses	Th$	Th$	Th$	Th$	Th$
Direct cost	215,900,388	-	-	-	215,900,388
Depreciation and amortizations	424,824	1,016,337	607,783	-	2,048,944
Personnel expenses	1,921,786	12,053,061	13,426,816	-	27,401,663
Other expenses	5,196,945	52,738,596	4,639,727	460,452	63,035,720
Total	223,443,943	65,807,994	18,674,326	460,452	308,386,715

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 31. FINANCIAL RESULTS.

The financial result as of December 31, 2011, 2010 and 2009 is disclosed as follows.

	For the year ended	For the year ended	For the year ended
Financial result	December 31, 2011	December 31, 2010	December 31, 2009
	Th$	Th$	Th$
Interest expenses	(6,315,807)	(3,149,276)	(5,594,142)
Interest income	379,672	340,264	734,741
Income by adjustments units	(757,474)	(866,507)	1,950,267
Exchange difference	8,039,442	9,057,132	10,837,415
Total	1,345,833	5,381,613	7,928,281

	For the year ended	For the year ended	For the year ended
Interest expenses	December 31, 2011	December 31, 2010	December 31, 2009
	Th$	Th$	Th$
Bank loans expenses	(2,006,806)	(830,783)	(2,672,348)
Public obligations expenses	(1,540,161)	(1,625,423)	(1,760,223)
Other interest expenses	(241,572)	(121,920)	(273,104)
Interest expenses, related entities	(2,931,473)	(975,889)	(1,655,128)
Activated interest expenses	404,205	404,739	766,661
Total	(6,315,807)	(3,149,276)	(5,594,142)

	For the year ended	For the year ended	For the year ended
Interest income	December 31, 2011	December 31, 2010	December 31, 2009
	Th$	Th$	Th$
Investments incomes	185,243	120,130	29,411
Swap incomes	-	128,244	603,030
Other financial income	101,231	39,633	22,907
Financial income, related entities	93,198	52,257	79,393
Total	379,672	340,264	734,741

	For the year ended	For the year ended	For the year ended
Income by adjustment unit	December 31, 2011	December 31, 2010	December 31, 2009
	Th$	Th$	Th$
Obligation with the public	(1,475,547)	(891,515)	1,236,481
Bank loans	(13,099)	(1,499)	524,918
Other	731,172	26,507	188,868
Total	(757,474)	(866,507)	1,950,267

	For the year ended	For the year ended	For the year ended
Exchange difference	December 31, 2011	December 31, 2010	December 31, 2009
	Th$	Th$	Th$
Exchange difference in trade debtors	4,048,507	(4,442,060)	(10,033,285)
Exchange difference in related entities	5,736,210	(2,438,575)	(3,365,329)
Exchange difference in advertising contributions	(1,035,309)	934,000	2,308,680
Exchange difference in derivatives	3,475,664	12,780,968	19,522,393
Exchange difference in bank loans	(3,060,896)	1,904,338	1,372,886
Other exchange differences	(1,124,734)	318,461	1,032,070
Total	8,039,442	9,057,132	10,837,415

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 32. OTHER INCOME BY FUNCTION

As of December 31, 2011, 2010 and 2009, Other income by function is detailed as follows:

	For the year ended	For the year ended	For the year ended
Other incomes by function	December 31, 2011	December 31, 2010	December 31, 2009
	Th$	Th$	Th$
Indemnización Seguros Terremoto	19,554,964	-	-
Venta de terrenos	81,344	68,693	7,563
Otros	332,527	818,094	98,483

Total	19,968,835	886,787	106,046

As of December 31, 2011 the Company has recognized all the net effect, generated between the indemnities perceived and owed, and the losses generated for the effect of damages as a result of the earthquake occurred in the Central and Southern area of Chile in February 27, 2010.

The total indemnity obtained from insurance companies amounted to Th$ 41,724,632, from which Th$ 21,294,137 were received during 2010 and Th$ 9,754,046 during 2011. Th$ 10,676,449 remained recorded in accounts receivable

On the other hand, total losses generated as a result of the earthquake amounted to Th$ 22,169,668.

Consequently, the net income recorded in other incomes by function amounted to Th$19,554,964, which was generated by means of a higher value after offsetting the paralyzed operations and due to a higher value on products at sale price.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 33. THE ENVIRONMENT

33.1 Information to be disclosed on disbursements related to the environment

The Company is committed to protect the environment. Consequently, each executive and operator is committed to perform their operations and to provide their services taking due care in minimizing, as long as possible and reasonable, any impact in the environment and to always comply with the related legislation in force. Likewise, persons involved with this Code, which hold information of any event or activity related to the Company, which have a pollutant effect or have a harmful effect on the environment or imply an eventual infringement of the regulation applicable, will inform the Company’s competent administrative area as soon as possible.

When legally applicable or considered necessary or correct, the Company will report this situation to its shareholders, the regulatory entities and the public in general, completely and truthful, thus, complying with requirements established by law on this matter.

33.2 Detail of information on disbursements related to the environment

As of December 31, 2011, the net balance of assets destined to improve the environment amounted to Th$2,333,618, which is represented in items as Constructions and works of infrastructure and Machinery and equipment. As of December 31, 2010, this balance amounted to Th$ 2,528,138, which was represented in items as Constructions and works of infrastructure and Machinery and equipment.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

33.3 Disbursements of the period related to the environment performed as of December 31, 2011

Identification of the Parent or Subsidiary	Name of the project to which the the disbursement is associated	Detail on the concept for which the disbursement was or will be performed	Indication if the disbursement forms part of the cost of an asset or if was indicated as expense	Description of asset or expense item	Disbursement amount Th$	Effective or estimate date in which the future disbursements will be performed
Viña Concha y Toro	Water treatment	Maintenance an supplies, water treatment plants	Indicated as expense	Expenses in oenology warehouses and water treatment	730,450	There is no estimate
Total disbursements for the period related with the environment					730,450

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 34. GUARANTEE COMMITTED WITH THIRD PARTIES

34.1 Direct Guarantee

As of December 31, 2011, direct guarantee are detailed as follows:

Guarantee creditor	Debtor			Assets involved		Balances payable pending as of the closing date of financial statements		Guarantees release
	Name	Relationship	Type of guarantee	Tipo	Account value	As of December 31, 2011	As of December 31, 2010	Dec 31, 2011	Act.	Dec 31, 2012	Act.	Dec 31, 2013	Act.
						Th$	Th$
SECURITY	Viña Concha y Toro	-	Letter	-	-	84,794	-	-	-	-	-	-	-

As of December 31, 2010 the Company has no direct guarantee

34.2 Indirect Guarantee

	Debtor			Assets involved		Balances payable pending as of the closing date of financial statements		Guarantees release
Guarantee creditor	Name	Relationship	Type of guarantee	Tipo	Account value	As of December 31, 2011	As of December 31, 2010	Dec 31, 2011	Act.	Dec 31, 2012	Act.	Dec 31, 2013	Act.
						Th$	Th$
Banco Santander Santiago	Concha y Toro UK	Subsidiary	Collateral	-	-	-	2,884,040	-	-	-	-	-	-
Banco Chile	Viña Concha y Toro	Subsidiary	Collateral	-	-	167,588	92,275	-	-	-	-	-	-
Banco Chile	Viña Concha y Toro	Subsidiary	Collateral	-	-	1,044,000	954,120	-	-	-	-	-	-
Banco Chile	Viña Concha y Toro	Subsidiary	Collateral	-	-	23,681	21,508	-	-	-	-	-	-
Banco BBVA	Trivento Bod. y Viñ.	Subsidiary	Collateral	-	-	2,749,164	2,478,113	-	-	-	-	-	-
Banco BBVA	Trivento Bod. y Viñ.	Subsidiary	Collateral	-	-	1,349,920	1,216,826	-	-	-	-	-	-
Banco Santander Santiago	Trivento Bod. y Viñ.	Subsidiary	Collateral	-	-	1,365,496	1,230,866	-	-	-	-	-	-
Banco Santander Santiago	Trivento Bod. y Viñ.	Subsidiary	Collateral	-	-	1,573,176	1,418,070	-	-	-	-	-	-
Banco Santander Santiago	Trivento Bod. y Viñ.	Subsidiary	Collateral	-	-	778,800	702,015	-	-	-	-	-	-
Banco Chile	Trivento Bod. y Viñ.	Subsidiary	Collateral	-	-	893,024	-
HSBC Bank USA	VCT USA Inc	Subsidiary	Collateral	-	-	441,401	-

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

NOTE 35. CONTINGENCIES, RESTRICTIONS AND LAWSUITS

1)	Wines Contract: The Company has celebrated long-term contracts for the acquisition of grape and wines, which have different maturities. The last of these contracts has its maturity in 2020. The estimated amount of these contracts is approximately of Th$15,259,044.

2)	Restrictions and Limits for issuance of Public offer Bonuses.

The restrictions or limits to which the Company is subject have its origin in the covenants associated to the issuance of public offer bonuses whose detail is as follows:

a)	To maintain assets free of encumbrances or prohibitions for an amount equivalent of at least 1.5 times of the total amount of bonuses placed in force performed with charge to the line agreed in the Contract. This obligation will be required in the Financial Statements closing date only.

b)	The Issuer is obligated to not to sell, yield or transfer Essential Assets which jeopardize the continuity of its current business objective.

c)	To send to the Representative of Bonuses Holder, together with the quarterly information indicated in the bonuses issuance contract, all information on any reduction of its ownership in the capital of its significant subsidiaries, that were higher than ten per cent of such capital, as well as any reduction which means to lose the control of the subsidiary, within the five following working days after performed the transaction.

d)	To maintain an Indebtedness Ratio not higher than 1.4 times;

e)	To always maintain, during the life of the current Bonuses issuance a minimum equity of U.F 5,000,000;

f)	To always maintain a Financial Expenses Hedging Ratio in a minimum of 2.5 times. The Financial Expenses Hedging Ratio must be calculated on the twelve-month period prior to the UESR date (Uniform Encoded Statistical Record) (FECU);

g)	Not to perform investments in instruments issued by related persons, neither grants borrowings to these, or to perform other operations, in conditions that were more adverse to the Issuer in relation to those in force at the market, as indicated in article 89 of the Corporate Companies Laws. Likewise, the Issuer will supervise that its subsidiaries are adjusted to this restriction. For the purposes of this clause, the term related persons will be referred to as all those indicated in article 100 of Law 18,045;

h)	To perform the provisions for all adverse contingencies which may adversely affect its businesses, its financial position or its operating results, which must be indicated in the Issuer’s Financial Statements, if applicable, pursuant IFRS criterion. The Issuer will supervise that its subsidiary companies are adjusted to the same condition;

i)	To contract and maintain insurances which reasonably protect the Issuer’s operating assets, as per the usual industry practices in which the Issuer operates. Likewise, the Issuer will supervise that its subsidiaries companies were adjusted to the same conditions; and,

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

j)	The Issuer and any of its subsidiaries are not allowed to perform voluntary prepayments of any existent obligation, in the event that the Issuer were in default or simple delay in the full and timely payment of the Bonuses herein indicated.- The information which support the compliance with the subjects indicated in a) to j) of this numeral and the calculations performed which validate its compliance, must be subscribed by the Issuer’s Manager of Administration and Finance or his/her representative and, on an annual basis by its External Auditors, if applicable, and should be remitted to the Bonuses Holder Representative through certified mail or letter with a reception stamp within the term of five working days from the fact occurrence date, unless, this relate to information which should be delivered to the Superintendence of Securities and Insurance, in whose case must be sent in the same term in which these are delivered to the aforementioned Superintendence. In the case that information sent to the Bonuses Holder Representative in conformity to this number Two is qualified as confidential, this Bonuses Holder Representative must maintain strict reserve of this information with respect to third parties.-

-Acceleration Causal

a)	If the Issuer falls into default or simple delay in the payment of any installment of Bonuses in both the principal and interests.

b)	If any statement performed by the Issuer on instruments granted or subscribed as a result of the obligation of information derived from this Contract, were or resulted to be deceitfully incomplete or false.

c)	If the Issuer transgressed one single and any of the obligations acquired by virtue of the bonuses issuance contract, numeral two of clause on “Protection Rules to Bonuses Holders “ and have not repaired this transgression within the 30 days following to the date in which was requested for these effects in writing by the Bonuses Holder Representative by means of certified mail.

d)	If the Issuer violate any of the obligations acquired in virtue of the bonuses issuance contract, numeral 4 of clause on “Protection Rules to Bonuses Holders” and have not repaired this fault within the 60 days following to the date in which was requested for these effects in writing by the Bonuses Holder Representative by means of certified mail.

e)	If the Issuer violate any of the obligations acquired in virtue of clause 7 of the Contract and in the complementary deeds which subscribe pursuant to number 4 of the aforementioned clause.

f)	If the Issuer or any of its significant subsidiaries incurred in payment cease or recognize in writing the impossibility to pay its debts, or perform a general cession or abandonment of goods in benefit of its creditors or request its own bankruptcy.

g)	If the Issuer or any significant subsidiary fall into default or simple delay in the payment of any amount owed to banks or to any other creditor, from one or more overdue obligations or obligations required in advance that, individually, exceeds the equivalent to UF 100,000 as of the date of the corresponding calculation, and the Issuer or significant subsidiary, depending on the case, do not repair this fault within the 30 consecutive days following to the default date or the date of simple payment delay and/or as of the payment date of this obligation if not expressly postponed.

h)	If any obligation of the Issuer or of any significant subsidiary were payable in advance, provided that this is not a regular prepayment, normally foreseen before the stipulated maturity.

i)	If in the future the Issuer or any of its subsidiaries grant actual guarantees to new bonuses issuances or to any financial credit, cash credit operation or other credits, except those specified in the issuance contract.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

j)	If any governmental authority decree any measure to indent, confiscate, impose an embargo, expropriate, arrogate of, or take custody or control of all or significant part of the Issuer’s assets or of a any significant subsidiary.

k)	In case of dissolution or liquidation of the Issuer, or in case of diminution of its term to a period lower than the final amortization term and Bonuses payment term corresponding to this contract;

l)	If the Issuer or any significant subsidiary is declared bankrupt by processed legal sentence; and,

m)	If the Issuer sell, cede or transfer Essential Assets, defined in clause first of this Contract, except in case of contributions or transfers of Essential Assets to subsidiaries companies, unless previous written authorization from the Bonuses Holder Representative.

As of December 31, 2011 and 2010 the Company fully complies with the aforementioned covenants.

3)	Restrictions and limitations for loans granted by Cooperative Centrale Raiffeissen- Boerenleenbank B.A. “Rabobank Nederland” Branch New York to VCT U.S.A.

The restrictions or limitations to which the Company and/or its subsidiary VCT USA is subject are originated in the covenants associated to the loan granted to VCT USA which has a guarantee of its Parent and are summarized as follows:

	a)	Sent to the bank, together with its publication, and not after 120 days after each quarterly close, a copy of the consolidated financial statements as well as to notify the bank on a timely manner on any adverse material effect, possible noncompliance of its financial obligations, noncompliance of its obligations established in ERISA (Employee Retirement Income Security Act of 1974), material changes on its accounting policies.

	b)	The debtor, VCT USA and its subsidiaries, should maintain its assets and equipment equally as maintained historically. Additionally, is also obligated to hire and maintain insurances policies which reasonably hedge its operating assets in accordance to usual practices of the industry in which operate.

	c)	VCT USA is obligated to perform operations with its affiliates in the same terms and conditions that if were performed with a third party, unless these relate to transactions with affiliates which were totally owned or between associates that were totally owned by these.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

Acceleration Causal

a) If VCT USA incurred in default or delay of more than 3 working days in the payment of any principal or interest installments with respect to the loan.

b) If any statement or guarantee contained in the instruments granted or subscribed with respect this obligation either by VCT USA or by Vina Concha y Toro, were fraudulently false or incomplete.

c) If VCT USA breach any obligation acquired in virtue of the aforementioned loan agreement.

d) If VCT USA or Vina Concha y Toro incur in default or simple delay in the payment of any sum owed to banks or to any other creditor of one or more overdue obligation or required in advance that, exceed the amount equivalent to US$7.000.000

e) If VCT USA or Vina Concha y Toro incur in suspension of payments or recognize through a written notice its incapacity to pay its debts or abandon its goods in benefit of its creditors or request its own bankruptcy.

f) If Vina Concha y Toro cease to comply with the following financial indicators:

Maintain a Consolidated Debt Ratio of not more than 1.4 times;

At all times maintain a minimum consolidated net equity of five million UF

Maintain at all times a Financial Expense Hedging Ration of 2.5 times, minimum.

g) If VCT USA and Viña Concha y Toro SA refused to pay any amount in excess of seven million dollars required by noncompliance to ERISA or by final sentence in a lawsuit.

h) If any governmental authority expropriates all or a substantial part of the assets owned by VCT USA or Viña Concha y Toro SA

i) If Concha y Toro SA is prevented by law to remit U.S. dollars abroad or to hold dollars abroad for the purpose of paying its obligations.

At December 31, 2011 the Company complies with the above covenants.

4)	Restrictions and Limits on a loan agreed in US$dollars granted by Scotiabank Chile to Viña Concha y Toro SA which are associated with financial exchanges (cross currency swaps):

Restrictions or limitations which affect Concha y Toro SA have its origin in the covenants associated with two loans to the Vineyard, which are summarized as follows:

a) Not to grant to current or future creditors, warranties, commitments, conditions or reductions in the term of maturities, which mean worsen the situation of the Bank in relation to such creditors, excluding those issued for leasing operations. Likewise, the vineyard confirms that the obligations derived from granting this credit always constitute direct obligations of the first degree and non-subordinated of the Debtor that qualify as preferred on its right to payment with respect to all the other non-secured, non –subordinated obligations of the Debtor arising from any debt with respect to loans or guarantees, unless the legal preferences.

b) Not to grant actual guarantees for amounts in excess of twenty million dollars of the United States, and personal guarantees in or in favor of non-related third parties on the same amount

c) Maintain for the duration of the loan the following financial ratios, which will be measured every six months from June to December of each year, based on consolidated financial statements provided by the Vineyard:

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

(I)	An indebtedness level or leverage equal to or less than 1.4 times, which is Total Liability divided by equity.

(II)	A Financial cost hedging ratio not lower than 2.5 times. And

(III)	A minimum equity of UF 5,000,000.

In turn the two contracts provide grounds for acceleration:

a) Lack of full and timely payment by the Borrower of principal and / or loan interest payable in virtue of this instrument, or incurred in default or simple delay in payments to the Bank in virtue of another contract or other promissory notes, including but not limited to payment obligations arising from the derivatives contract.

b) Full and timely noncompliance on the part of the Vineyard of any liability agreed by the debtor under this agreement.

c) If incurred in simple delay in the payment of obligations of money to any creditors who individually or collectively exceed an equivalent to US$7,000,000

d) If it is anticipated or occurs one or more grounds for early settlement of those provided in the General Conditions under which the Derivative Agreement is entered or in the Derivative Contract itself, associated with these loans.

e) If the Vineyard falls into default, is declared in bankruptcy or makes legal or extrajudicial agreement statements, or if by way of precautionary measures obtain legal lawsuits against the Vineyard, abductions, withholdings or prohibitions to enter acts or contracts respect its assets which constitute more than 30% of its consolidated assets as per its consolidated financial statements filed with the Superintendence of Securities and Insurance as of December 31, 2011.

During the periods ended December 31, 2011and, 2010, the Company complies with the above covenants.

5)	Restrictions and Limits due to a loan agreed in Chilean pesos granted by Banco Estado to Vina Concha y Toro SA: The restrictions or limitations which affect Concha y Toro SA have its origin in the covenants associated with the loan granted to the Vineyard, which are summarized as follows

a) Maintain all assets, properties, trademarks, permits, rights, franchises, concessions or licenses that are necessary for the normal conduct of its business, including its own productive assets and those of its subsidiaries.

b) Maintain in its consolidated financial statements the following financial indicators:

i) An indebtedness ratio of not higher than 1.4 times. By “Debt Ratio” shall mean the ratio of Total Liabilities and Equity.

ii) A minimum equity of UF 5,000,000.

iii) A Financial cost hedging ratio not lower than 2.5 times. This indicator should be calculated on the twelve months preceding the date of issuance of the Consolidated Financial Statements

In turn, the contract provides grounds for acceleration:

i) If the vineyard does not pay in full any outstanding obligation to the Bank, including especially the Financing.

ii) If the vineyard does not fully satisfy any obligation established in clause second set forth in this instrument. Exceptionally, in the case of the obligations contained in paragraphs 3 and 4 of this clause, the Bank may only accelerate their claims if 30 days have elapsed since the notice of the failure of the Bank without becoming fixed.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

iii) If Vineyard falls into default, is declared in bankrupt or agrees judicial or extrajudicial agreements.

During the periods ended as of December 31, 2011 and 2010, the Company complies with the above covenants.

6)	Viña Concha y Toro SA as a result of its business objective regularly participates, as a plaintiff or defendant in legal proceedings aimed at demanding payment of amounts that could be owed to third parties or the defense against claims made by third parties because of its labor links, civil and commercial with Vineyard. The success perspectives in these procedures vary from case to case.

7)	In Argentina, the Federal Administration of Public Revenue (“AFIP”) through Resolution No. 364/08 dated December 16, 2008 opposed the income tax return for fiscal year 2002, and determined automatically on the amount owed to his understanding the subsidiary SA Bodegas Trivento (Trivento) on account of income tax for that period, which amount to the sum of $1,948,918.44 denominated in Argentine pesos, plus interest of $2,644,682.33 pesos (calculated as of December 12, 2008). In turn, the AFIP established a fine amounting to $974,459.22 Argentine pesos.

The tax agency based its decision on the premise that it was not from such as loss of computing exchange differences arising from lending operations Trivento with Concha y Toro SA and VCT International SA, arguing that remittances resulting from these operations were of the nature of capital contributions and not loans, even when these were so approved by the respective Boards and by the Central Banks of both countries, being also such sums thus reflected in the accounts of all companies involved.

On February 11, 2009, resolution of the AFIP was appealed to the National Tax Tribunal, on appeal under Article 76 of the LPT. In that action were reiterated and expanded each of the arguments of the defense, put forward in a timely releases presented in administrative proceedings.

The matter was opened to the test, and both parties are producing the evidence offered. The procedure is currently in final stages of testing. Expert evidence is evidence accounting more relevant, and his clothing was provided by accountants Studio Torrent, appointed as technical consultants. This expert report was accompanied to the file on March 31, 2011. Finally, on April 15, 2011, Trivento informed the court on the filing of a new appeal, also brought before the National Tax Tribunal for the new challenge made by the AFIP, this time for the income tax return for periods 2003 and 2004.

Upon expiration of the evidence the Court may order the parties to submit arguments, leaving the cause, after that, in a state of verdict. Nevertheless, in advance, since it has been brought to the attention of the Investigation Board 11th appeal the existence of relapse in Room C, which was requested connectedness, dated September 20, 2011, the Investigation Board decided to submit the case to the plenary of the Conference Room D, for the purposes of deciding whether to build with the record 34 450-I (described below). At of December 31, 2011 the accumulation had not been resolved. T he Court was in judicial holiday from December 31, 2011 to January 2012.

Given the amount claimed by the AFIP, by judgment dated September 17, 2009 a preventive embargo was established for the properties of Trivento, which finally united on a single property (Finca y Bodega de Tres Porteñas-San Martín). To date this embargo remains.

In office procedure for determining debt initiated by the AFIP, in relation to fiscal years 2003 and 2004, and after due filing of rebuttals in administrative, Trivento was notified of the AFIP Resolution No. 322/10 dated 9 December 2010, by which the Treasury officially determined a debt of $6,754,563.88, plus interest of $9,175,733.75 and a fine amounting to $4,728,194.72.

The tax agency based its decision on the premise that it was not appropriate to attribute this to tax returns on acquisitions for the years 2003 and 2004, the losses from previous periods, which in the opinion of the AFIP were completely absorbed in tax returns of 2002.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Chilean pesos)

For the years ended as of December 31, 2011, 2010 and 2009

On February 1, 2011, the resolution of the AFIP was appealed to the National Tax Tribunal, on appeal. In that action were reiterated and expanded each of the defenses put forward in the disclaimer presented in administrative proceedings, which have proper evidentiary support. The appeal was notified to the AFIP in April 2011. We are currently waiting for the court to resolve the possible connection between this process and that bears the same court by challenging the income tax return for fiscal year 2002. (This situation is outlined above with more details)

Finally, the procedure for determining this debt initiated by AFIP, in respect of fiscal years 2005 and 2006, the IRS determined a preliminary debt of $2,905,591.92 and a fine of $1,370,562, 23.-The determination was notified to Trivento in August 12, 2011. To date, there are administrative efforts pending aimed to oppose the settlement established by the AFIP.

The tax agency based its decision on the premise that it was not appropriate to attribute to tax returns on acquisitions for 2005 and 2006, losses from previous periods, which in the opinion of the AFIP were completely absorbed in the tax return of 2002.

According to the company’s lawyers, who are both Argentinean and Chilean, Trivento has reasonable an solid grounds to sustain that their tax returns affidavits on profits 2002, 2003, 2004, 2005 and 2006 conform to the law, and estimate that this opinion will ultimately be recognized by the Argentine courts, and so were reported to the administration and the Board of Vina Concha y Toro.

8)	At December 31, 2011, no other litigation or possible litigation, judicial or extrajudicial, tax issues or charges of any kind that have a real possibility to affect the financial statements of Vina Concha y Toro S.A.

NOTE 36. SUBSEQUENT EVENTS

In Cape Town, South Africa, in January 20, 2012, was registered the subsidiary VCT Africa & Middle East Proprietary Limited, with a capital amounting to 100 Rand, divided in 100 shares which were fully subscribed by VCT Internacional SpA.

Between December 31, 2011 and the date of issuance of these financial statements there are no other subsequent events that may significantly affect its exposure and/or interpretation.

