Form 20-F
period 2012-12-31
CONCHA Y TORO WINERY INC
filed 2013-05-01
CIK 930543

As filed with the Securities and Exchange Commission on April 30, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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

Casilla 213

Nueva Tajamar 481

Torre Norte, Piso 15

Santiago, Chile

(562) 2476-5000

(Address and telephone number of principal executive offices)

Matías Rojas

(562) 2476-5644

matias.rojas@conchaytoro.cl

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
Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
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

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

* Not for trading, but only in connection with the registration of ADS.

*      The Registrant has responded to Item 18 in lieu of this Item.

i

CERTAIN DEFINED TERMS

Unless otherwise specified, all references to “U.S. dollars,” “dollars” or “US$” are to United States dollars and all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos. “UF” refers to the Unidad de Fomento, an accounting unit used in Chile. The exchange rate between the UF and the Chilean Peso is constantly adjusted to inflation so that the value of the Unidad de Fomento remains constant. Viña Concha y Toro S.A. (“Concha y Toro” or the “Company”), a corporation (sociedad anónima abierta) formed under the laws of the Republic of Chile (“Chile”), publishes its consolidated financial statements in Chilean pesos. The audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 2010, December 31, 2011 and 2012 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012 (the “Consolidated Financial Statements”) contained in Item 18. Unless otherwise specified, financial information regarding the Company is presented in constant Chilean pesos as of December 31, 2012 in accordance with the International Financial Reporting Standard (“IFRS”) as adopted by the International Accounting Standards Board. Amounts in tables appearing in this Annual Report may not total due to rounding. “The Exchange Act” refers to the U.S. Securities Exchange Act of 1934.

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

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk factors identified in Item 3 — “Key Information — Risk Factors” of this Annual Report and in the Company’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on October 13, 1994 (No. 33-84298) and incorporated by reference hereto, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials and employee costs, future exchange and interest rates, changes in tax rates and future business combinations or dispositions, and the extent to which the Company can continue to plant vines and developing corresponding infrastructure.

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:	KEY INFORMATION

Selected Historical Financial Data

The following table presents selected consolidated financial data, under the captions “Consolidated Statement of Income Data — IFRS,” for the years ended December 31 2010, 2011 and 2012, and “Consolidated Balance Sheet Data — IFRS,” as of December 31, 2010, 2011 and 2012. The audited Consolidated Financial Statements are prepared in accordance with IFRS. This information should be read in conjunction with the Consolidated Financial Statements including the notes thereto (the “Notes”), included in Item 18 herein and the statements in Item 5 — “Operating and Financial Review and Prospects”. All information is presented in Chilean pesos.

As of and for the Year Ended December 31,

	2010	2011	2012
	Ch$	Ch$	Ch$
(Expressed in millions of constant Ch$,
except financial ratios and Shares and per Share amounts)
Consolidated Income Statement Data
Amount in Accordance with IFRS
Income from ordinary activities	374,019	422,735	450,545
Operating income (1)	46,023	61,179	37,288
Non-operating income (expense), net (2)	5,619	2,344	3,480
Profit (loss) attributable to equity holders of controlling interest	41,919	50,482	30,022
Profit (loss) attributable to equity holders of the controller per Share	56.12	67.58	40.19
Profit (loss) attributable to equity holders of the controller per ADS(3)	1,122.3	1,351.6	803.8
Dividend declared per Share(34)	22.45	26.00	16.10
Weighted average number of Shares Outstanding(5)	747,005,982	747,005,982	747,005,982
Consolidated Balance Sheet Data
Total assets	585,559	774,130	854,669
Other non-current financial liabilities	49,959	177,715	169,586
Equity attributable to the owners of the controlling entity	370,675	398,212	423,877
Issued Capital	84,179	84,179	84,179
Selected Financial Ratios(6)
Operating margin	12.3%	14.5%	8.3%
Net Margin	11.2%	11.9%	6.7%
Financial debt to equity	21.8%	57.9%	64.3%
Debt to capitalization	17.9%	36.7%	39.2%

(1)	Includes Gross Profit, Distribution cost and Administrative expenses and Other Income by Function. In 2011 Other Income by Function considers the payment of the earthquake insurance, making an extra profit of Ch$19,555 million before taxes.

(2)	Includes Other expenses by function, Financial Income, Financial expense, Equity in income of associates and joint ventures accounted for using the equity metod net of tax, Foreign currency exchange gain and Income (expenses) by adjustment units.

(3)	Determined by multiplying per share amounts by 20 (1ADS = 20 Shares).

(4)	Dividends per share are espressed in historical pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year.

(5)	Calculated on the basis of the number of shares outstanding and fully paid together with the pro-rata portion of the number of share outstanding but not yet fully paid for each period.

(6)	These ratios, which are expressed as percentages, were calculated as follows: Operating margin = (Operating income)/(Income from ordinary activities); Net Margin = (Profit (loss) attributable to equity holders of controlling interest)/(Income from ordinary activities); Financial debt to equity = (Other current financial liabilities plus Other non-current financial liabilities)/(Equity attributable to the owners of the controlling entity); Debt to capitalization = (Other current financial liabilities plus Other non-current financial liabilities)/(Other current financial liabilities plus Other non-current financial liabilities plus Equity attributable to the owners of the controlling entity). Ratios presented have been rounded.
3

Unless otherwise indicated, U.S. dollar equivalent information, except export figures, for information in Chilean pesos, is based on the Observed Exchange Rate for December 31, 2012, which was Ch$479.96 per U.S. dollar. No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

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

The Mercado Cambiario Informal (the “Informal Exchange Market”) is a currency market comprised of exchange houses and money changers in Chile. The Informal Exchange Market reflects the supply and demand for foreign currency and the rate of exchange in the Informal Exchange Market can fluctuate freely, above or below the Observed Exchange Rate. Since 1990, the rate of exchange for pesos into U.S. dollars in the Informal Exchange Market has been similar to that in the Formal Exchange Market. The Observed Exchange Rate as of February 28, 2013 was Ch$472.96 per U.S. dollar.

The following table sets forth the annual high, low, average and year-end Observed Exchange Rates for U.S. dollars for each year indicated and for each month during the previous six months, as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report any buying rate for Chilean pesos.

Annual High, Low, Average and Year-End
Observed Exchange Rate
	Ch$ per US$
Year	High(1)	Low(1)	Average(2)	Period-end
2006	549.63	511.44	530.26	532.39
2007	548.67	493.14	522.69	496.89
2008	676.75	431.22	521.79	636.45
2009	643.87	491.09	559.67	507.10
2010	549.17	468.01	509.98	468.01
2011	533.74	455.91	483.57	519.20
2012	519.69	469.65	486.59	479.96
September, 2012	481.11	469.65	474.59	473.77
October, 2012	481.98	471.54	475.67	480.59
November, 2012	484.48	476.2	480.56	480.39
December, 2012	481.28	474.36	477.11	479.96
January, 2013	475.47	470.67	472.28	471.44
February, 2013	473.60	470.67	472.42	472.96

(1)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.

(2)	The average of the daily rates during the period.

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

The 2011-2012 season was characterized by normal climatic conditions, absence of rain and a long harvest period. The harvest in 2012 was the most fruitful of Chilean history with 1,257 million liters, a 18.2% increase from 2011. Future freezes or drought conditions in Chile could severely affect the quantity or quality of the production of wine by the Company. See Item 4 — “Information on the Company — Chilean Wine Industry Overview.”

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

Increases in Chilean taxes on wine could also adversely affect the Company’s wine sales in Chile.

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

Dependence on Distributors. The Company relies on distributors to sell its products in export markets. In 2010 and 2009, the largest distributor was Banfi Products Corporation (“Banfi”) in the United States, which represented 11.7% and 12.7% of the Company’s total exports revenues in these years respectively. In July 2011, Excelsior Wine Company (see Exhibit 4.4), a new joint venture between Concha y Toro and Banfi, was created to import and distribute wines in the U.S.

In 2012 and 2011 the largest distributor was Mitsubishi Coporation (“Mitsubishi”) which serves the Japanese market. Sales to Mitsubishi represented 3.4% of the Company’s total export revenues in 2012 and 2.6% in 2011; and 2.1% and 1.7% of total revenues in 2012 and 2011, respectively. Sales to the Company’s five largest distributors, excluding Banfi, represented 11.0% and 10.4% of total export revenues in 2012 and 2011, respectively. The Company has written agreements with most of its distributors—usually one– to two–year terms, automatically renewable. In addition, the Company’s strategy to expand sales in major export markets is to a large extent dependent on the performance of its distributors. See Item 4 — “Information on the Company — Business Overview — Company Sales — Export Markets — Distribution in Export Markets.”

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

Dependence on Suppliers. The Company relies on Cristalerías de Chile S.A. (“Cristalerías”) to supply almost all of its bottle requirements. Cristalerías is a principal shareholder of one of the Company’s main competitors, Viña Santa Rita S.A. (“Santa Rita”). Although there are another two suppliers of bottles with smaller capacities. An interruption in the supply of bottles from Cristalerías to the Company for any reason could result in a short-term material adverse effect on the Company’s operations.

The Company has a license from Tetra Pak de Chile Comercial Ltda. (“Tetra Pak Chile”) to package wine in Tetra Brik packages and purchases these unassembled pre-printed packages from Tetra Pak Chile. Wine sold in Tetra Brik packages accounted for approximately 60.2% and 44.6% of the Company’s domestic sales by volume and value, respectively, in 2012 and 63.4% and 48.5%, respectively, in 2011. Although the Company believes that alternate suppliers are available, an interruption in the supply of Tetra Brik packages to the Company for any reason could result in a short-term materially adverse effect on the Company’s operations. See Item 4 — “Information on the Company — Business Overview — Bottling.”

The Company currently relies on approximately 937 outside vineyards for supplies of grapes and approximately 30 producers for bulk wine. In 2012, approximately 65%, of the grapes used in the production of the Company’s premium, varietal and, bi-varietal wines were purchased by the Company from independent growers in Chile. Additionally, in 2012, the Company purchased grapes and bulk wine required to produce approximately 72% of the popular wines sold by the Company. Most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year. In 2012, the Company had long-term contracts with up to approximately 27% of its growers.

Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations.

Competition. The wine industry in Chile and in the Company’s export markets are intensely competitive. In Chile and in approximately 137 other countries, the Company’s wines compete with wines and other beverages from Chile and other countries. Chilean wines, in general, compete with wines produced in the United States, Europe, Australia, South Africa, South America and New Zealand. In addition, the Company’s wines compete with other beverages including soft drinks, liquors, beer and, in Chile, pisco (a Chilean grape spirit). Many of the Company’s competitors in Chile and abroad have significantly greater financial resources than the Company.

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

Acquisitions and Dispositions. The Company ocassionally engages in acquisitions of businesses and additional brands. We cannot assure that we will be able to find and purchase businesses at acceptable prices and terms. The Company also faces risks involved in integration of acquired businesses and personnel into the Company’s existing systems and operations, and to bring them into conformity with our trade practice standards, financial control environment and reporting requirements. Integration involves significant expense and management time and attention, and may otherwise disrupt the Company’s business. The Company’s acquisition of Fetzer Vineyards in April 2011 poses challenges and may impact the Company’s future performance. Brand or business acquisitions also may expose the Company to unknown liabilities, the possible loss of key customers and/or employees knowledgeable about the acquired business, and risks associated with doing business in countries or regions outside Chile, political climates, and legal systems and/or economies, among other risks. Acquisitions could also result in the incurrence of additional debt and related interest expenses, issue additional shares, and become exposed to contingent liabilities, as well as to experience dilution in earnings per share and reduction in return on average invested capital. The Company may incur future restructuring charges or record impairment losses on the value of goodwill and/or other intangible assets resulting from previous acquisitions, and may not achieve expected synergies, cost savings or other targets, all of which may negatively affect financial results. The Company evaluates from time-to-time potential dispositions that may no longer meet our growth, return and/or strategic objectives; such dispositions may impact the Company’s financial results, and we cannot predict the terms or conditions of such dispositions, nor expect to find acceptable buyers in a timely manner. Expected cost savings from reduced overhead relating to the sold assets may not materialize, and the overhead reductions could temporarily disrupt the Company’s other business operations. Any of these outcomes could impact the Company’s financial results.

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

Risks Relating to Chile

Dependence on the Chilean Economy. As of December 2012, 83% of the Company’s assets were located in Chile. In 2012 and 2011, sales in the Chilean market accounted for approximately 21.2% and 22.6%, respectively, of the Company’s total revenues. Historically, domestic wine sales show a high degree of correlation with the economic situation prevailing in a country. Accordingly, the Company’s financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile. The main Chilean indicators for 2011 and 2012 were:

•	Real GDP increased 5.9% in 2011 and increased 5.6% in 2012.
•	Private consumption grew 8.9% in 2011 and 6.1% in 2012.
•	The unemployment rate was 6.6% and 6.1% in December 2011 and 2012, respectively. As of February 2013, the unemployment rate was 6.2%, compared to 6.4% in February 2012.
•	As a percentage of GDP, investment in fixed assets was 25.2% in 2011 and 26.8% in 2012.

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

Volatile and Illiquid Nature of the Market for the Common Stock in Chile. The Common Stock of the Company is traded on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile and the Bolsa de Corredores — Bolsa de Valores (collectively, the “Chilean Exchanges”). The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange and which accounted for approximately 88% of Chile’s equity trading volume in 2012, had a market capitalization of approximately Ch$ 150,020 billion (aprox US$312.6 billion) as of December 31, 2012 and an average monthly trading of Ch$ 1,871 billion (aprox US$3,897 million). The ten largest companies in terms of market capitalization represented approximately 44.0% of the aggregate market capitalization of the Santiago Stock Exchange as of December 31, 2012. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. The ten most widely-traded stocks in terms of trading volume accounted for approximately 55.9% of all trading volume on the Santiago Stock Exchange in 2012. During 2012, approximately 31% of the securities listed on the Santiago Stock Exchange traded an average of 85% or more of the trading days.

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

Because the Company’s export sales are primarily denominated in foreign currencies, changes in these foreign currencies to the Chilean peso may adversely affect the financial condition and results of operations of the Company. Over 78% of the Company’s revenues are related to foreign sales that are denominated in U.S. dollars, Euros, Sterling Pounds, Canadian dollars, Argentine pesos, Brazilian reais and Swedish and Norwegian crowns and Mexican pesos. Changes in these foreign currencies relative to the Chilean peso may result in operating losses for the Company and its subsidiaries. In order to mitigate the short-term effect of changes in currency exchange rates, the Company enters into, from time to time, forward exchange agreements. See Item 5 — “Operating and Financial Review and Prospects”. The Company completed the acquisition of Fetzer Vineyards in April 2011. This acquisition should further mitigate the short-term effect of changes in the value of the Chilean peso against the U.S. dollar.

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

The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of Ch$ 4.79 million aprox. (US$10,000)); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (e.g., payments regarding import and export transactions, etc.).

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

Differences in Corporate Disclosure and Accounting-Taxation Standards. The principal objective of Chile’s securities laws governing publicly traded companies, such as the Company, is to promote disclosure of all material corporate information to investors. In addition, Chilean law imposes restrictions on insider trading and price manipulation. However, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets and Chilean disclosure requirements differ from those in the United States. These differences may result in fewer protections for ADS hoders than would exist if United States securities laws governed the Company’s domestic securities transactions. Nevertheless, during 2009 a new set of rules was enacted (Law of Corporate Governance N° 20.382) in order to improve the protection of the minority shareholders; these rules focused principally on the following matters:

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
11

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

In 2007 the SVS and the Company began a migration program from local accounting principles (Chilean GAAP) to (IFRS). Since 2010 the Company’s financial statements have been presented in accordance with IFRS principles.

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

Inflation. Although inflation in Chile has moderated in recent years, Chile has historically experienced high levels of inflation. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on the Company’s financial condition and results of operations. The annual rates of inflation for 2012, 2011 and 2010 were 1.5%, 3.9% and 3.0%, respectively.

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

The Company is the largest Chilean producer and exporter of wines in terms of both volume and value, with total sales in 2012 of 275 million liters and Ch$450,545 million.

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

In domestic and export markets, the Company’s bottled wines are sold in the premium, varietal, bi-varietal and sparkling wine segments. In the domestic and export markets, the Company sells popular wines, packaged primarily in 1, 1.5 and 2.0 liter Tetra Brik packages. A small quantity of wine, 0.3% of total revenues of 2012 was sold in bulk form in domestic and export markets.

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

The Company’s first initiative toward the development of more complex wines was the launching of Casillero del Diablo in 1965. Casillero del Diablo was made from selected grapes and aged two years longer than the standard Cabernet Sauvignon then being produced. Today, Casillero del Diablo is the largest seller among the Company’s premium wines. In the past eight years, the Company has focused its marketing efforts on the Casillero del Diablo brand. Through a global marketing campaign launched in August 2001 and with a new packaging originally unveiled in 2002, the Company’s target is to transform Casillero del Diablo into a global brand. In 2012, sales of Casillero del Diablo totaled 3.4 million cases.

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

The Company’s wholly-owned subsidiary, Sociedad Exportadora y Comercial Viña Maipo SpA. (“Viña Maipo”), currently exports Viña Maipo brand wines and holds investments in affiliated companies. The Company’s wholly-owned subsidiary, Viña Cono Sur S.A., is involved in the sale, both in the local and export market of Cono Sur and Isla Negra brand wines. In 1996, the Company, through Comercial Peumo and Viña Maipo, acquired Viña Patagonia S.A. (“Viña Patagonia”), the Company’s first non-Chilean subsidiary. In 2001, Viña Patagonia changed its trading name to Trivento Bodegas y Viñedos S.A. (“Viña Trivento” or “Trivento”) to reinforce the marketability of Trivento, its main brand and range of wines. Viña Trivento is located in Mendoza, Argentina.

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

In addition to producing and bottling wine under its own labels, the Company has a license from Viñedos Emiliana to use Viñedos Emiliana’s brand name in Chile. The Company bottles and sells in Chile for its own a portion of its varietal wine production under Viñedos Emiliana’s labels, paying royalties in exchange for such rights. In addition, under a contract with Viñedos Emiliana, the Company also bottles for a fee, wine produced by Viñedos Emiliana which is sold by Viñedos Emiliana for its own account under Viñedos Emiliana’s labels in export markets. The Company and Viñedos Emiliana have a number of directors in common, as well as a significant percentage of common share ownership. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

On April 15, 2011, the Company completed the acquisition of Fetzer Vineyards and related assets that Brown-Forman Corporation owned in California. This acquisition contemplated a portfolio of brands with positioning in the American market, including: Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary and the license of the brand Little Black Dress wines.

In connection with the April 2011 acquisition of Fetzer Vineyards, the Company and Brown Forman entered into a transition services agreement. Among others, for a limited period of time Brown-Forman agreed to provide to the Company certain transitional services (agency, marketing, distribution, IT systems, human resources, and other related services) relating to Fetzer. The duration of these services were different: Sales and Marketing Services were used until the end of December 2011, whereas the Administrative services were either not used or used for less than a month from the date of acquisition (April 15th, 2012). Fetzer also will continue to supply its products to Brown-Forman for a limited period.

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

The Share Capital of Excelsior Wine Company, LLC is US$ 1,000,000. VCT USA, Inc. contributed US$ 500,000 at the date of Incorporation. VCT USA, Inc. has 50 Shares, which correspond to 50% of the Share Capital of Excelsior Wine Company, LLC. Viña Concha y Toro S.A. is the indirect owner of 50% of Excelsior Wine Company, LLC as it is the sole owner of VCT USA, Inc.

At the end of 2011, VCT & DG Mexico, a joint venture between Concha y Toro and Digrans SA (the distributor for the Mexican market) was established. VCT & DG Mexico will start operations in the first half of 2012 and it will take care of the distribution in Mexico. This joint venture is 51% owned by Concha y Toro and 49% owned by Digrans.

The Company continued its integration strategy in 2012 by establishing two new subsidiaries: one based in Canada and another based in South Africa to serve Africa and Middle East markets. In 2013 the Company created a new office in Shangai (China) to serve the Chinese market.

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

Following this strategy, the Company has invested around Ch$389 billion (not including capitalized interest) over the last ten years in land, vineyards, infrastructure and other wine business, in order to increase its own production, this figure includes Ch$112 billon of the Fetzer acquisition in 2011. There has also been a constant development of new products, investigation into new grape varieties and incorporation of new grape-producing valleys.

In the commercial area, the global distribution network has been strengthened with the opening of the Company’s own distribution offices in key markets.

At the same time, it has developed in Argentina the same business model as used in Chile. Viña Trivento seeks sustained growth for its exports, reflecting the penetration of Argentine wines in the principal markets.

In 2012, the Company made approximately Ch$28,309 million (approximately US$59.0 million) of capital investments, it included new vineyards, development of new vineyards, increasing the vinification and cellar capacity and buying new agriculture machinery. The estimated capital expenditure budget for 2013 would be around Ch$31,300 million, to support expected future growth in sales through planting of new vineyards and expanding production capacity. Investments mainly comprise acquiring and planting new vineyards, the construction of storage and vinification facilities, expansion of the bottling plant and acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines, however, this figure is preliminary and still needs to be approved by the board of directors. The Company expects to continue planting wine vines and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile and the United States. The Company believes that a key factor in its past success and in any future success is its ability to maintain competitive prices while improving the quality of its wines. In order to increase its market share in the domestic market, the Company has maintained price competitiveness with beer and wine from other producers, introduced new wines targeted at different consumer segments and increased marketing and advertising support for its products. In export markets, the Company believes that it can continue to consistently offer high-quality wines at competitive prices in the premium, varietal and bi-varietal segments and that such wines can successfully compete with the best European, Australian, South African and U.S. wines. See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategies” and “— Export Marketing Strategy.”

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

Tunuyán Region. Tunuyán is located 80 kilometers (49 miles) southwest of Mendoza city and, together with Tupungato and San Carlos, forms the Uco Valley. This valley rises to 1,400 meters (4,593 feet) above sea level, the highest grape-growing altitudes in Mendoza. Because of the altitude and proximity to the Andes, the Uco Valley has a cooler climate than Maipú Valley, which makes this region oriented towards the production of white varietals and certain red ones. Daytime and nighttime temperatures vary by approximately 25ºC, an ideal range for the development of optimum color and tannins in the grapes. Its soils are stony, sandy and very permeable, lacking in drainage or salinity problems.

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

Wine Producing Regions – United States. The Company believes that the wine regions of California are capable of producing world-class wines and will complement the export products currently being made in Chile and Argentina.

Mendocino Region. With an estimated 25% of its total vineyards recognized as Certified Organic, Mendocino County holds the distinction of being the nation’s pacesetter for “green wine” production. Situated just north of Sonoma County and roughly 90 miles north of San Francisco, Mendocino makes up a vital - if not always well-known - part of California’s expansive North Coast appellation. Thanks to its consistently cool climate, Mendocino is home to some of the country’s foremost sparkling wine producers. Pinot Noir is also a big player in Mendocino.

San Luis Obispo Region. Midway between San Francisco and Los Angeles, the San Luis Obispo-wine region is comprised of three pristine viticulture areas: the Edna Valley, Arroyo Grande Valley and Avila Valley. Most wineries are well known for their hand-crafted bottlings of Pinot Noir, Chardonnay, Syrah, Grenache, Viognier, Zinfandel and more. The marine influence of the nearby Pacific Ocean provides a mild summer and warm fall, resulting in an unusually long growing season. Combined with the region’s rocky volcanic soils, these growing conditions produce fruit with intense varietal character and complex flavors that are typically found in the world’s greatest wine regions.

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

B. Business Overview

Vineyards

In order to decrease its dependence on purchased grapes and wines and to gain greater control over the cost and quality of its principal raw material, the Company initiated a capital investment program at the beginning of the 1990s. To this end, the Company has purchased land and planted vines for the production of grapes for its premium, varietal and bi-varietal wines in order to maintain its production of grapes in proportion to the growth in demand of its premium wines. Over the past few years the Company has acquired land in other wine regions in order to diversify the agricultural risk.

As of December 2012, the Company had approximately 12,173 arable hectares (approximately 30,068 acres) on 44 owned and 7 leased vineyards in the Limarí, Aconcagua, Casablanca, San Antonio, Maipo, Cachapoal, Colchagua, Curicó and Maule Valleys of the Central Zone in Chile, on 8 vineyards in the Maipú, Tupungato, Rivadavia, San Carlos, Luján de Cuyo and San Martín regions, all located in Mendoza, Argentina, and on 16 vineyards in Mendocino and San Luis Obispo in California. As of December 2012, more than 88% of the arable land owned or leased by the Company was planted with wine-producing grapes in various stages of maturity. Approximately 67% of the Company’s planted hectares in Chile are planted primarily with five types of noble grapes: Cabernet Sauvignon, Merlot, Carmenere, Chardonnay and Sauvignon Blanc. In recent years, the Company has increased the planting of these five varieties of grapes in response to increasing consumer demand in the United States, Europe and Asia for premium and varietal wines. In Argentina, 45% of the Company’s vineyards are planted with the Malbec variety, in line with the demand for Argentine wines in the export markets, especially in the U.S. market. Approximately 66% of the Company’s planted hectares in United States are planted primarily with three types of noble grapes: Cabernet Sauvignon, Merlot and Chardonnay. The Company believes that with the plantings of these noble grape varieties in Chile, Argentina and United States, it should be able to respond to the shift in consumer demand for premium and varietal wines made from these varieties of grapes. There can be no assurance, however, that consumer demand for these wines will increase in absolute terms or that consumption of wines produced by the Company from these varieties of grapes, as opposed to those produced by its competitors, will increase. In addition, there can be no assurance that competitors of the Company, either singly or in the aggregate, will not be in a better position to take advantage of changing consumer demand patterns for premium and varietal wines, by reason of planted acreage or otherwise.

The Company’s remaining land under cultivation is planted mainly with Syrah, Pinot Noir, Malbec, Viognier, Pinot Blanc, Pinot Gris, Chenin Blanc, Riesling, Gewurztraminer and Sangiovese grapes.

The Company expects that the vines planted in 2009 will be in full production in 2013.

The table below shows the Company’s currently-producing and newly-planted vineyards by valley as of December 2012.

	Currently Producing	Plantings 2009-2012	Total Vineyards Planted	Fallow	Orchards (1)	Total Arable
Vineyards	(in hectares)

Chile
Limarí Valley	695	411	1,106	177	—	1,283
Casablanca Valley(2)	375	35	410	16	—	426
Aconcagua Valley	—	100	100	—	—	100
Leyda Valley	130	—	130	—	—	130
Maipo Valley	889	65	954	27	—	980
Cachapoal Valley - Rapel Valley	1,070	289	1,359	287	41	1,687
Colchagua Valley - Rapel Valley(3)	1,635	440	2,075	215	—	2,290
Curicó Valley	527	150	677	24	—	701
Maule Valley	1,914	408	2,322	578	—	2,899

Total Chile:	7,235	1,898	9,133	1,323	41	10,497

Argentina
Mendoza Valley	1,061	93	1,154	56	—	1,210

Total Argentina:	1,061	93	1,154	56	—	1,210

United States
Mendocino Co. Valley	359	24	383	—	3	386
San Luis Obispo Co. Valley	81	—	81	—	—	81
Total United States:	440	24	463	—	3	466

Total General	8,736	2,014	10,750	1,379	44	12,173

(1)	These hectares include 41 hectares of fruit trees planted on the Company’s Peumo and Idahue vineyards in Chile and 3 hectares of fruit tree planted on Butler, McNab vineyards in the United States. This land can be returned to grape production.

(2)	The Company leases three vineyards in the Casablanca Valley (93.73, 125.79 and 27 arable hectares) with leases expiring in 2023, 2028 and 2036, respectively.
(3)	The Company has leased one vineyard with 72 arable hectares since 1993 from Sociedad Protectora de la Infancia (“Protectora”), an unaffiliated, non-profit institution. The lease of this vineyard expires in 2013; however, the lease is cancelable by Protectora with one year’s notice and payment of a penalty. In 2004 the Company leased an 80.6 hectare vineyard in production, from Viñedos Emiliana, this lease expires in 2013. In 2006, the Company leased another vineyard from Viñedos Emiliana with approximately 112 hectares in production; this lease expires in 2018.

(4)	Since 2008 Viña Cono Sur leased two vineyards in Colchagua valley comprising of 104.5 arable hectares.

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

Late Harvest is a sweet and aromatic dessert wine made from Sauvignon Blanc and Riesling grapes that were left on the vine to over-ripen, resulting in a high concentration of sugar and a reduction in acidity. The vinification process for Late Harvest is similar to that for the Company’s other premium white wines.

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

Popular Wine. The Company produced approximately 72% of its popular wine from grapes and bulk wine purchased from independent growers. These grapes are vinified at four locations using a process similar to that used for varietal wines. Popular wines are not aged; instead, they are bottled or packaged promptly.

Bulk Wine. Almost all the bulk wine sold by the Company is purchased from outside suppliers.

Sources of Grapes and Purchased Wine

Grapes are the main raw material in the wine making process. In 2012, approximately 65% of the grapes used in the production of premium, varietal and bi-varietal wines were purchased from third parties. In addition, the Company purchased grapes and bulk wine required to produce approximately 72% of its popular wines. Prevailing prices for grapes at harvest time reflect market conditions.

Company Vineyards. In 2012, approximately 35% of the Company’s production of premium, varietal and bi-varietal wines was from grapes grown on the Company’s owned and leased vineyards in Chile. The Company believes that production of its own grapes offers greater control over costs and quality and improves reliability of supply. To that end, the Company continues to expand its grape production, specially in the premium category, in order to support the volume growth and to be able to improve and control the quality of its wines. The Company’s policy is that, to the extent possible, only grapes grown in the Company’s own vineyards are to be used to produce the Company’s premium wines.

Outside Suppliers. In order to satisfy its need for grapes for the production of premium, varietal, bi-varietal and sparkling wine not otherwise met by its own vineyards, as well as its requirements for grapes and bulk wine for 72% of its popular wines, the Company buys grapes from approximately 937 independent growers in Chile. The identity of such growers, as well as the amounts purchased from them, does not change significantly from year to year and most of these growers have been selling to the Company for many years. The main criteria used to select independent growers are geographic location, the variety of grapes grown and the grower’s farming methods. With the objective of assuring quality production, the Company offers its suppliers technical assistance based on rigorous criteria similar to that which is applied within its own wineries. The Company also purchases small quantities of grapes from entities in which several of its directors, executive officers or members of their families have an interest. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

In accordance with Chilean wine industry practice, most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year. This renewal is not compulsory and depends on the Company’s demand and seasonal market prices. In order to minimize the risk of crop loss, the agreements are entered into between January and April each year, after the grapes have begun to mature and the size of the crop can be more accurately estimated. Delivery schedules are agreed upon according to the degree of ripeness of each grape variety. The management of these outside vineyards is directed by the Company’s own technical personnel and the Company establishes standards regarding the use of pesticides, cultivation, harvest date, transportation system, sugar, acidity and Ph concentration. Selection of the grapes and approval of their quality is carried out by the Company’s technical department. The price of the grapes is proportional to the estimated alcohol content over 12% in the resulting wine. Payment for grapes obtained from independent growers is made mainly in ten interest-free installments throughout the year. In 2012, the Company had long-term contracts with up to approximately 27% of its growers.

Bulk Wine Purchases. The Company purchases wine in bulk from a number of outside suppliers for the wine used in the production of the Company’s popular wines. The Company’s technical department approves such wine purchases. Payments are traditionally made in ten interest-free monthly installments.

Vinification

The Company seeks to use the latest technology in all areas of vinification while maintaining the wine-making traditions of its founders. The Company has twelve wine-making plants in Chile which turn grapes into premium, varietal and bi-varietal wines. The locations of these plants and their production capacity in 2012 are shown below. Additionally, the Company leases plants, mostly to vinify generic grapes for the production of popular wines.

In Argentina, Trivento owns two plants for the vinification and aging of its wines. Additional capacity to meet its vinification needs is leased from third parties.

Fetzer in the U.S. owns two plants for the vinification and aging of its wines in Paso Robles and Hopland.

		Production 2010	Production 2011	Production 2012
Plant	Valley	(in millions of kilograms)
Owned - Chile
Nueva Aurora	Limarí	11.2	11.4	14.8
Puente Alto	Maipo	11.2	12.1	12.3
Lo Espejo	Maipo	4.6	4.8	0.0
Cachapoal	Cachapoal - Rapel	22.7	30.7	34.6
Chimbarongo	Colchagua - Rapel	48.7	50.4	62.8
Cono Sur	Colchagua - Rapel	10.7	15.3	20.0
Peralillo	Colchagua - Rapel	3.5	4.0	3.5
Las Mercedes	Colchagua - Rapel	8.4	8.2	8.9
Lontué	Curicó	16.6	25.7	27.8
Curicó	Curicó	8.5	11.4	15.9
Lourdes	Maule	23.0	25.7	28.3
San Javier	Maule	32.6	25.2	44.9
Total Owned - Chile		201.7	224.8	273.8

Owned - Argentina:
Trivento	Maipú - Mendoza	16.8	16.2	14.4
Tres Porteñas	San Martín - Mendoza	18.5	16.6	10.8
Total Owned - Argentina		35.3	32.8	25.2

Owned - United States:(1)
Paso Robles	Paso Robles	n/a	2.0	3.4
Hopland	Hopland	n/a	12.3	16.4
Total Owned - United States		n/a	14.3	19.8

(1)	Fetzer was acquired on April 2011.

In addition, the Company’s facilities at Pirque have the capacity to produce 10.0 million bottles or 7.5 million liters of sparkling wine per year.

The Company uses a combination of epoxy-lined cement tanks, stainless steel tanks and French and American oak barrels to ferment, age and store its wine. As of December 2012, the Company’s total storage and fermentation capacity in Chile was approximately 361 million liters. Total owned capacity in Argentina was 31 million liters. Trivento rents additional storage facilities, as needed, for its operation. In the United States total storage and fermentation capacity was approximately 46 million liters.

The following table shows the Company’s approximate fermentation and storage capacity by type of container for the years indicated:

		December,
Type of Container	2010	2011	2012
Chile:	(in million liters)
Epoxy-lined cement tanks	216.2	216.3	216.2
Steel tanks	128.2	130.3	134.4
European and American oak barrels	10.9	9.9	10.0
Chilean wood casks	0.2	0.2	0.2
Total Chile	355.5	356.7	360.9

Argentina:
Epoxy-lined cement tanks	17.2	17.2	17.2
Steel tanks	12.5	13.2	12.5
European and American oak barrels	0.9	0.8	1.0
Total Argentina	30.6	31.2	30.7

United States: (1)
Steel tanks	n/a	41.2	38.4
European and American oak barrels	n/a	10.0	7.5
Total United States	n/a	51.3	45.9

(1)	Fetzer was acquired on April 2011.

The Company uses American and French oak barrels for the production of all its premium wines, except Late Harvest. Although the use of oak barrels increases the Company’s winemaking costs, the Company is certain that it enhances the quality of its premium wines. Oak barrels are purchased in several sizes and are treated prior to delivery in accordance with the Company’s needs. Oak barrels are used for up to two years to produce the highest quality premium wines, such as Don Melchor and are then used for another five years to enhance other wines. As of December 2012, the Company had more than 82,000 European and American oak barrels.

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

During 2007 the Company added a new bottling plant and logistic center—the Vespucio plant. This bottling plant includes a modern bottling line imported from Italy with a nominal capacity of 12 thousand bottles per hour when bottling 750 milliliter bottles, and 8 thousand bottles per hour when bottling 1.5 liter bottles,. This bottling line is specially designed to handle large orders.

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

Storage. The Company has four warehouses for finished wine with the following capacities: Pirque - 306,000 cases; the Vespucio logistic center - 335,000 cases; the Santa Rosa warehouse - 200,000 cases and the Lo Espejo plant - 358,000 cases.

Domestic Distribution. The Company has its own direct distribution capacity through its wholly-owned subsidiary, Comercial Peumo. Comercial Peumo has a network of 15 regional offices to service the entire Chilean national territory and 14 Distribution Centers. Its sales force is made up of 157 salespeople, 40 supervisors, 2 business managers, 2 regional sales managers and 4 sales managers by distribution channel. Comercial Peumo serves approximately 15,000 customers throughout Chile, making it the largest wine-oriented distribution company in Chile. The two largest single customers accounted for approximately 12.3% and 11.4% of the Company’s domestic sales in 2012.

A wholly-owned subsidiary, Transportes Viconto, transports bulk wine products between the Company’s cellars, production and bottling facilities and delivers wine products to container ships located in Chilean ports. Transportes Viconto relies on an eight truck fleet, with a complement of trailers and tanks that had transported 122 million liters in 2012 between the wine storage locations and the bottling plants.

Company Sales - Chilean Markets

Domestic Wine Sales. The Company’s domestic sales in liters, excluding sales of bulk wine, in 2010, 2011 and 2012 were approximately 70.4 million liters, 65.1 million liters and 61.9 million liters, respectively, resulting in gross revenues of Ch$59,100 million, Ch$61,998 million and Ch$61,573 million, respectively.

The Company’s bulk wine sales fluctuate from year to year because the Company sells bulk wine in the domestic market to reduce excess inventories. In 2012, sales of bulk wine represented 0.2% of total wine sales in the domestic market.

The Company is the largest wine producer in Chile and according to AC Nielsen, in 2012, the Company had the largest share of the domestic market with a 29.6% share in terms of volume and a 27.4% share in value. The Company competes in all segments of the branded Chilean market and seeks to keep prices competitive to make its products attractive to consumers. Its variety of brands allows it to target different market segments, from its upscale premium Don Melchor to its popular wine lines, while maintaining a competitive price/quality relationship across the range.

The following tables show the Company’s total domestic wine sales in constant Chilean pesos and liters for each of the calendar years indicated:

	Domestic Wine Sales
	2010		2011		2012
	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%
Bottled wine	59,100	99.1%	61,998	98.6%	61,573	99.8%
Bulk	539	0.9%	897	1.4%	100	0.2%
Total	59,639	100.0%	62,896	100.0%	61,673	100.0%

	2010		2011		2012
	Th. Liters	%	Th. Liters	%	Th. Liters	%
Bottled wine	70,435	98.4%	65,119	97.5%	61,934	100.0%
Bulk	1,155	1.6%	1,681	2.5%	28	0.0%
Total	71,590	100.0%	66,801	100.0%	61,962	100.0%

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

Local Brands and Prices. The table below lists the Company’s major brands by segments of the Chilean wine market and approximate retail prices for each brand per 750 ml bottle as of December, 2012. Prices do not vary by type of wine within brand category.

Segment	Brand	Approximate Retail Price
		(As of December 2012 Chilean pesos)
Ultra Premium	Carmín de Peumo	90,000
	Gravas del Maipo	90,000
	Don Melchor	75,000
	Terrunyo	20,000
	Amelia	15,000
Super Premium	Marqués de Casa Concha	11,000
	Gran Reserva Serie Riberas	7,000
Premium	Trio	4,500
	Casillero del Diablo	4,000
	Late Harvest(1)	2,400
Sparkling	Subercaseaux	3,000
Varietal	Sunrise	1,800
	Santa Emiliana(2)	1,900
Bi-varietal	Frontera	1,500
Popular(3)	Exportación	1,500
	Clos de Pirque	1,400
	Tocornal	1,100
	Fressco Cooler	1,000

(1)	Late Harvest is a Sauvignon Blanc dessert wine which is only sold in 375 ml bottles.
(2)	The Company has a license from Viñedos Emiliana to bottle and distribute the Company’s wine domestically under Viñedos Emiliana’s labels.
(3)	Popular wine prices are per 1,000 ml.

Local Competition. The Company competes with a number of other Chilean wineries. The Company’s competitors in the premium segment are large and medium-sized Chilean wineries, mainly Santa Rita, Viña San Pedro Tarapacá S.A. (“San Pedro”), Bodegas y Viñedos Santa Carolina S.A., Viña Undurraga S.A., Viña Errázuriz S.A. and Cousiño Macul S.A.. The Company also competes, to a much lesser extent, with small Chilean wineries whose production and sales of premium wines are aimed primarily at export markets. Sales in the popular wine segment are concentrated in wines packaged in Tetra Brik packages. For the Chilean industry in 2012, Tetra Brik sales represented approximately 47.4% of all Chilean sales by volume in the popular wine segment. The Company believes that non-Chilean wineries have negligible sales in Chile because they find it difficult to match the price-value relationship offered by Chilean wineries, especially in the popular wine segment.

Popular wines produced in Chile, including those of the Company, also compete with other beverages such as beer, pisco and soft drinks. For the two month period ended March, the ratio of popular wine price to beer price increased from 1.49 in March 2011 to 1.22 in March 2012, mainly due to an increase in wine prices. In the face of increased competition by other beverages and in order to continue gaining market share, the Company has maintained its marketing efforts in the popular wine segment. See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategies.”

The following table shows the relationship between popular wine and beer prices, in Chilean pesos, for the years indicated:

Relationship Between Popular Wine and Beer Prices (per liter)

For the two-month period ended March:	2006	2007	2008	2009	2010	2011	2012
Popular average wine price	1,012	944	965	1,045	1,050	1,289	1,286
Beer average price	670	677	743	800	822	867	1,057
Ratio of popular wine prices to beer prices	1.51	1.39	1.30	1.31	1.28	1.49	1.22

Source: Nielsen Retail Index and Company’s Internal Information. Measurement for the two-month period for supermarket and traditional retail (i.e. liquor and convenience stores) channels.

Domestic Marketing Strategy

The Company is seeking to increase its market share in all segments of the Chilean wine market, especially in the premium and varietal wine segment. The Company believes it is well positioned within this market due to its portfolio of brands, which it believes successfully competes with other wine producers in all segments of the domestic market. In 2012, we saw increases in sales of the Company’s premium wines. We also increased prices for our popular wines, in line with the objective of improving the profitability of our line of products.

In terms of distribution, the strategy of the Company is to be present in all relevant channels for wine sales in Chile, with special focus in supermarkets and the retail channel. Accordingly, the retail sector of the Company has been strengthened both in commercial and marketing terms.

Regarding the portfolio of products, the Company is permanently developing new formats and updating the presentation of its products. Advertising methods and marketing strategies differ depending on whether the targeted segment is comprised of potential consumers of the Company’s premium, varietal, bi-varietal, or popular wines. During 2012, the greatest efforts in advertising were focused on strengthening the Clos de Pirque, Casillero del Diablo, Gran Reserva and Marques de Casa Concha brands in the market through mass media campaigns, including television, radio and press.

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

Comercial Peumo sales of non-wine products in 2011 and 2012 totaled Ch$24,795 million and Ch$28,391 million respectively, with its new business area contributing 28.3% and 31.5%, respectively of sales of Comercial Peumo.

Company Sales - Export Markets

According to the Exporters’ Association, exports of bottled Chilean wine totaled US$ 1,499 million and 473 million liters in 2012, representing an increase of 0.4% in value, in US dollar terms, and an increase of 0.2% in volume terms, as compared to 2011.

Export Sales and Competition. The Company is the largest exporter of Chilean wines on both a volume and value basis, with market share in 2012 of 23.4% and 26.7% (including bulk) respectively, according to the Exporters’ Association. The Company’s bottled wine market share by volume and US$ value was 35.4% and 31.3%, respectively. In 2012. The Company’s closest Chilean competitor in the bottled export segment, in terms of volume and US$ value, reported the equivalent of 12.8% and 10.9% in terms of volume and US$ value, respectively.

The following table sets forth the Company’s export market share among Chilean wine producers, as a percentage of both volume and US$ value for the years 2005 to 2012:

Export Market Share

	Total Wine		Bottled(1) Wine
	Volume	US$ Value	Volume	US$ Value
2005	22.6%	24.3%	32.2%	27.2%
2006	21.9%	25.4%	33.4%	28.3%
2007	22.2%	27.4%	34.9%	30.2%
2008	25.4%	28.3%	37.0%	31.4%
2009	23.8%	28.6%	38.4%	32.3%
2010	24.0%	27.8%	36.6%	31.5%
2011	24.3%	26.3%	33.7%	29.7%
2012	23.4%	26.7%	35.4%	31.3%

Source:  Vinos de Chile, Exporter’s Association

(1)       Bottled and bag-in-box.

Principal Export Markets. This section describes principal trends and markets for Company sales originated in Chile which include exports to third parties and sales of the Company’s distribution subsidiaries in the UK, Nordic countries, Brazil, Singapore and Mexico. Company sales in the export market are distributed among the premium, varietal, bi-varietal, sparkling and popular wine segments. The Company also sells bulk wine abroad.

The Company’s bottled export sales in volume in 2010, 2011 and 2012 totaled 171 million liters, 170 million liters and 175 million liters, respectively, resulting in revenues of Ch$260,199 million, Ch$264,865 million and Ch$280,184 in 2010, 2011 and 2012, respectively.

As of December 31, 2012, the Company’s principal regional export markets were Europe, the United States, Asia, South America, Central America and Canada. Each market is unique and there are differences within markets due to variations in local regulations.

Wine Sales in Export Markets
	2010		2011		2012
	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%
Bottled wine	260,199	99.5%	264,865	100.0%	280,184	99.8%
Bulk	1,346	0.5%	73	0.0%	562	0.2%
Total	261,545	100.0%	264,938	100.0%	280,746	100.0%

	2010		2011		2012
	Th. liters	%	Th. Liters	%	Th. Liters	%
Bottled wine	170,927	98.2%	170,145	99.9%	175,437	99.5%
Bulk	3,192	1.8%	216	0.1%	912	0.5%
Total	174,119	100.0%	170,361	100.0%	176,349	100.0%

	Percentage of Export Sales by Volume to Regional Export Markets
	(excluding bulk wine sales)
Market	2010	2011	2012
Europe	52.4%	50.2%	51.6%
United States	15.6%	14.7%	13.5%
Asia	8.3%	9.2%	10.8%
South America	8.2%	9.8%	9.0%
Central America, Mexico and the Caribbean	9.2%	9.3%	8.4%
Canada	4.2%	4.2%	4.1%
Africa/Other	2.1%	2.6%	2.5%
Total	100.0%	100.0%	100.0%

	Sales in Export Markets by Volume to Regional Markets
	2010 Th. liters	2011 Th. liters	2012 Th. liters	Var % 2011-10	Var % 2012-11
Europe	89,488	85,409	90,551	-4.6%	6.0%
United States	26,664	24,957	23,655	-6.4%	-5.2%
Asia	14,264	15,681	19,012	9.9%	21.2%
South America	14,027	16,646	15,756	18.7%	-5.4%
Central America, Mexico and the Caribbean	15,760	15,865	14,761	0.7%	-7.0%
Canada	7,186	7,224	7,263	0.5%	0.5%
Africa/Other	3,539	4,363	4,439	23.3%	1.8%
Total	170,927	170,145	175,437	-0.5%	3.1%
31

Europe. In 2012, sales to Europe increased by 6.0% in volume terms to approximately 90.5 million liters or 51.6% of Company sales volume in export markets. The Company’s European markets can be subdivided into three areas: Germany and non-wine-producing Western Europe, wine-producing Western Europe (except Germany) and Eastern Europe.

The Company believes that greater market opportunities exist in the United Kingdom, non-wine-producing countries of Western and Eastern Europe and Germany. For these countries, in 2012, the significant countries were: the United Kingdom, Sweden, Denmark, the Netherlands and Russia. Among these countries, the Nordic countries (Finland, Sweden, Norway and Iceland) operate under a state-controlled system where each state purchases wine and sells it in its own stores at the retail level. The Company anticipates that in the future, the monopoly system in these countries may be replaced by a private or semi-private sales structure, but believes that because its brands are well known in these areas, the Company’s sales will not be adversely affected as a result. There can be no assurance, however, that such a regulatory change would not have a materially adverse effect on the Company’s sales to such markets. During 2009, the Company started the operations of its own distribution subsidiaries in the Nordic countries of Sweden, Finland and Norway. These subsidiaries are responsible for the distribution of Concha y Toro, Viña Maipo, Trivento, Los Robles and Fetzer wines in these markets. Total sales in these markets in 2012 reached 9.1 million liters, representing a 6.0% increase as compared to 2011 in terms of volume.

In the United Kingdom, the Company continues to broaden direct distribution to all market segments (i.e. multiples, specialists, cash and carry, wholesalers and independent vendors) and promote on-premise consumption (e.g., sales to restaurants), mainly through its Concha y Toro, Viña Maipo, Cono Sur, Isla Negra, Trivento, Palo Alto and Fetzer brands. Total sales in the the United Kingdom in 2012 reached 49.6 million liters, representing a 8.5% increase as compared to 2011 in terms of volume.

The Company’s marketing strategy in Germany and the non-wine-producing countries of Western and Eastern Europe focuses on expanding the premium wine segment, particularly with the Casillero del Diablo brand and building brand recognition. Sales to Continental Europe increased 2.3% in volume. The Company sees great potential in this region, with the exception of important wine producing countries such as Georgia, Hungary, Bulgaria and Moldova.

In the major wine-producing countries of Western Europe (e.g., Italy, France, Spain and Portugal), where the Company faces greater competition, the Company’s marketing strategy is to shift from sales of small quantities of super-premium wines to higher volume sales of premium wines in the off trade (supermarkets and wholesale chains).

United States. Sales volume to the U.S. market accounted for approximately 23.7 million liters in 2012 and 13.5% of sales volume in export markets. Volumes decreased 5.2% in 2012, this decrease in volume is mainly explained by the increase in the average price in US dollars of 6.4% during 2012. According to the Exporters’ Association. In 2012 the U.S. market represented 13.8% of total Chilean bottled exports, being the second market in volume, and the Company was the leading Chilean exporter to the United States, with a market share in volume at 38.7% of total Chilean bottled wine exported to the US. Wine markets worldwide are divided into segments according to the price range of the wines and competitors differ from one segment to another. According to the wine classification method generally used in the U.S. market, the Company believes that the following wine categories are a representation of the wines sold by the Company in the United States: ultra premium, super premium, premium and popular premium. The Company believes that the Company’s wines would be classified within such categories as follows: ultra premium —Don Melchor, Amelia and Terrunyo; super premium—Marqués de Casa Concha and Gran Reserva Serie Riberas; premium—Trio, Casillero del Diablo, Palo Alto and Xplorador; and popular premium—the Company’s varietal wines and bi-varietals, including Sunrise, Frontera and Viña Maipo varietal wines, among others.

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

Central America, Mexico and the Caribbean. The Company’s 2012 sales volume to Central America, Mexico and the Caribbean totaled 14.8 million liters or 8.4% of the Company’s exports. The primary markets for the Company’s products in this region are Mexico, Costa Rica, Panama and the Dominican Republic. The Company has marketed its wines for more than twenty years in most of the countries in this region and the Company believes it is the largest Chilean exporter of bottled wines in all of these countries. Sales in volume terms increased by 7.0%.

VCT & DG Mexico, a joint venture between Concha y Toro and Digrans SA (“Digrans”), established at the end of 2011, started operations in 2012 and took care of the distribution in Mexico. This joint venture is 51% owned by Concha y Toro and 49% owned by Digrans. In 2012 VCT & DG Mexico sold 2.3 million liters.

South America. In 2012, sales to South America decreased by 5.4% in volume terms to approximately 15.8 million liters or 9.0% of the Company’s total exports. Annual sales in Brazil increased 6.6% in terms of volume, as compared to 2011. The Company is currently the leading Chilean wine exporter to most of the South American countries, in most of these countries, the Company’s products are sold through exclusive local distributors, with the exception of Brazil where the Company opened a distribution subsidiary at the end of 2008, and in some countries, the Company’s secondary brands are sold by different distributors. Other significant countries in South America are Uruguay, Colombia and Peru.

Historically, export sales to South America have been limited by economic conditions. Chilean wines have traditionally enjoyed favorable customs treatment in South American countries compared with wine produced by nations outside of the region. This advantage may end as these countries lower their tariffs or follow the global trend toward open market economies.

Canada. In 2012, the Company’s sales to Canada increased 0.5% to approximately 7.3 million liters or 4.1% of the Company’s exports. Canada is the fourth largest national export market for the Company in volume and value terms.

The Canadian market is governed by provincial monopolies in nine of the ten provinces and the three territories. The monopolies (or liquor boards) buy and sell all imported (bottled) and locally produced liquors and wines. Each province is autonomous and each provincial liquor board has its own regulations and policies. Each liquor board is also responsible as guarantor of payments to its suppliers. Because the Canadian market is a controlled market, the buying system is highly concentrated and the marketing policies are strictly regulated. The Company believes that even if privatization of the provincial monopolies takes place, its sales will not be adversely affected because its brands are well-known in Canada. However, there can be no assurance that privatization would not have a material adverse effect on the Company’s sales to the Canadian market. On the first half of 2012, the Company opened an office in Canada to serve the Canadian market.

Asia. The Asian market accounted for approximately 19.0 million liters in 2012, equal to 10.8% by volume of the Company’s exports. In 2012, sales volume to Asia increased 21.2% and 27.1% in value consistent with our objective of increasing sales in terms of value at a faster pace than volume. Japan, China, Hong Kong and South Korea grew in 2012 in terms of volume, is important to mention that the growth in Japan was positively affected by a lower comparison basis due the earthquake in 2011 in that country. In 2012, the continued work on brand building and promotional support was fundamental for our strategy of increasing the Company’s presence and value in the region. In 2010, the Company opened it’s own local regional distribution company based in Singapore which has been fundamental for the performance in Asia and in 2013 the company opened a comercial office in China, a market that the company considers with a great potential.

Other. The Company’s 2012 sales to countries in Africa and elsewhere totaled 4.4 million liters or 2.5% of the Company’s exports by volume. The largest market in this category is Mozambique. The first quarter of 2012 the Company opened an office in South Africa to serve this market.

Bulk Wine Exports. In 2012, the Company sold 912 thousand liters of bulk wine overseas representing 0.5% of its exports by volume. Bulk wine sales is a spot business with no long-term commitments. Sales depend on price and availability of wine in Chile and other wine growing countries. The Company purchases almost all of the bulk wine it exports from outside suppliers. The Company expects bulk wine sales to diminish in significance as it continues to promote bottled wine sales. However, bulk wine sales may continue in countries depending on price, demand and availability for such wines.

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

In 2012, the United Kingdom, the United States, Japan, Canada and Brazil were the Company’s five largest national export markets and accounted for 53.0% of the Company’s exports by volume and 48.9% by value. The Company believes that its success in export markets is based on developing good relationships with established distributors and the good price-to-quality ratio of its products. The Company has written agreements with most of its distributors.

Independent Distributors. The Company’s exclusive agent and importer in the United States was Banfi, which imported and re-sold the Company’s products to distributors who service all 50 states. Banfi was the Company’s largest single customer in 2010, purchasing approximately 2.8 million cases of wine which represented 15.3% and 13% of the Company’s Chilean export sales by volume and value, respectively. With the creation of Excelsior Wine Company LLC, in July 2011, a joint venture between Concha y Toro and Banfi, only 49.2% of the bottled exports volume (including Argentina) is sold by independent distributors. Sales to the Company’s five largest distributors, excluding Banfi, represented 10.4% in 2011 and 11.0% in 2012.

Government Liquor Authorities. In Canada and the Nordic countries, the Company’s wine is sold through government liquor authorities. In such countries, products may be offered as a general listing or a specialty listing. General listings are those that are purchased by liquor boards on a regular basis and require a minimum sales level per period (which varies depending on the Canadian province and from country to country in the Nordic countries). Sales to government liquor authorities represented 9.2% and 12.1% of the Company’s total export sales (including Argentina) by volume and value, respectively, in 2012. In all provinces in Canada, the Company operates with agents that work on a commission basis and are responsible for promotion and public relations. The exceptions are Alberta and British Columbia where the local liquor boards are buying from our agents or distributors.

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

During 2012 the Company established two new subsidiaries: one is based in Canada and the other is based in South Africa to serve the Africa and Middle East markets. In the begining of 2013, the Company opened a new office in Shangai to serve the Chinese market.

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

Company Sales - Argentina

Argentine Business. In 1996, Concha y Toro began operations in Argentina with the establishment of Trivento winery, located in Mendoza. In recent years the subsidiary has experienced important growth and has become Argentina’s fourth largest export winery in terms of volume, with a 6.0% of market share of all bottled wine exported from Argentina in 2012. The operating assets of Trivento primarily include a total of 1,210 arable hectares of land, with 1,154 hectares planted, cellars with a capacity of 31 million liters and other wine-making equipment. In 2012, Trivento had revenues of Ch$27,235 million and sales of 1.8 million cases.

Trivento exports amounted to Ch$ 16,642 million and shipments of 1.2 million cases, representing a 0.2% decrease in value and a decrease of 6.3% in the volume exported. This situation is partly driven by the increases in the average price, as a consequence of the repositioning of the brand in higher price points. Trivento also exported 2.0 million liters of bulk wine, some of them were shipments to Company’s subsidiaries and bottled under Company’s brands.

Domestic sales were Ch$ 6,581 million in 2012 and Ch$ 7,462 million in 2011, with a volume of 590 thousand cases in 2012 and 679 thousand cases in 2011. This decrease is partly explained by the domestic economic conditions. Sales in the domestic Argentine market are concentrated in the popular bottled category and represent less than 1% of total Argentine domestic consumption.

	Trivento Winery - Sales by
	Export volume	Domestic volume
	(cases)	(cases)

2005	1,238,000	548,200
2006	1,416,000	700,000
2007	1,528,000	864,000
2008	1,675,000	943,600
2009	1,636,000	924,000
2010	1,753,000	863,000
2011	1,306,000	679,000
2012	1,224,000	590,000

Company Sales – United States

Fetzer. The operating assets of Fetzer primarily include a total of 888 hectares of land, with 463 hectares planted, cellars with a capacity of 46 million liters and other wine-making equipment. In 2011 Fetzer had revenues of Ch$41,429 million and sales of 1.8 million cases and in 2012, had revenues of Ch$54,066 million and sales of 2.5 million cases, this increase is mainly because Fetzer was acquired on April 15th, 2011.

Affiliated Companies

Viña Almaviva. In 1997, the Company and Rothschild S.A. formed a joint venture company, Viña Almaviva, to produce a “Primer Orden” or first-growth wine in Chile. The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto, Maipo Valley in exchange for 50% of the capital stock of Viña Almaviva.

In 2012, Viña Almaviva’s sales amounted of Ch$5,409 million, of Ch$4,293 million in 2011 and of Ch$3,990 million in 2010. Almaviva’s main markets are United Kingdom, United States, Hong Kong, Japan and China. In 2010, 2011 and 2012, the Company recognized participation in net income from Viña Almaviva of Ch$432 million, Ch$1,080 million and Ch$1,193 million, respectively, in accordance with the equity method.

Industria Corchera. In November 2000, the Company acquired 49.6% of Industria Corchera. Currently the Company’s share in Industria is 49.96%. In 2010, Industria Corchera’s total sales amounted to Ch$12,540, in 2011 Ch$11,446 million and in 2012 Ch$10,725 million. The Company in 2010, 2011 and 2012 recognized participation in net income from Industria of Ch$551 million, Ch$374 million and Ch$319 million, respectively, in accordance with the equity method.

Southern Brewing Company Inc. (“Kross Beer”). In May 2011, the Company acquired 40% of the total shares of Kross Beer. The total price of the shares acquired amounted to Ch$1,400 million. In 2011 and 2012 Southern Brewing Company had revenues of Ch$1,157 million and Ch$1,612 respectively. The Company recognized participation in net income from Southern Brewing Company in accordance with the equity method, of Ch$31 million and Ch$28 million in 2011 and 2012.

Excelsior Wine Company. On July 13, 2011, Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. subscribed an agreement with Banfi Vintners, former distributor of Concha y Toro’s product in United States, to create a new company between them, called Excelsior Wine Company, LLC. to be registered in Delaware State, US. Excelsior Wine Company, LLC. will be managed by Banfi and VCT USA, Inc. Excelsior Wine Company, LLC. imports and distributes in the United States the Chilean wines of Concha y Toro and the Argentine wines of Trivento. Also, it distributes the brands “Little Black Dress” and “Five Rivers” that belong to our subsidiary in California, Fetzer Vineyards. Sales of Excelsior totaled Ch$ 24,524 million in 2011 and Ch$ 58,447 million in 2012. The Company in 2011 recognized participation in net income from Excelsior in accordance with the equity method, of Ch$519 million and Ch$1,154 million in 2011 and 2012.

Sustainability

The Company considers sustainable development to be an important issue that should be fully addressed on a daily basis within the entire organization. The Sustainable Development Area was created in 2008 to respond to the environmental and social information that was increasingly requested by its international customers, especially those in the United Kingdom, Sweden, Finland, Canada, and others. Those requirements were primarily related to the estimation of the Carbon Footprint.

The Carbon Footprint became the area’s first initiative and was quantified for the first time in 2008, measuring operations of 2007. This was made with the aid of external consultants (Deumann) and verified by an independent third-party (PricewaterhouseCoopers). It is currently quantified in house by the Sustainable Development Area and verified by Ernst & Young (E&Y).

The organizational and operational scope of the measurement has grown systematically and has incorporated more emissions sources to improve and adjust the calculation to more accurate values. In 2007, only the activities of Viña Concha y Toro were considered, and emissions were 59,000 tons of CO2. In 2008, the activities of Comercial Peumo were included and emissions reached 62,000 tons of CO2. In 2009, more sources were added and included the activities of Viña Cono Sur, the Argentine subsidiary Trivento, dry supplies (glass, cardboard), and the air and land transportation of finished product, which brought the carbon footprint to 209,000 tons of CO2. Finally, in 2010, Tetra Pak containers and business trips were included, bringing the value to 392,000 tons of CO2. During 2011 are incorporated the other significant inputs for the measurement, as the bag in box, corks, capsules, labels and caps, also added new CO2 emission sources such as soil emissions, national distribution of finished product, third grape transport, purchase of inputs oenological as tartaric acid and bentonite and buying grapes. The footprint was verified by E&Y and reached a total of 445,000 tonnes of CO2.

For 2012 the quantification concluded in March, which will incorporate two sources, purchase of wooden boxes, and transport of own grape. This will enable the Company to responsibly establish reduction goals and comprehensive carbon management.

In 2010 Viña Concha y Toro became the first winery in the world to estimate its Water Footprint. The calculations were made in conjunction with Fundación Chile and the Water Footprint Network. The results indicate that the winery uses 40% less water than the average estimate of the global industry to produce a glass of wine. Indeed, the value of the water footprint of a glass of wine (125 ml) is 71.6 liters / glass, which is less than the 120 liters / glass projected global average Water Footprint Network and in accordance with the organization’s own methodology. During 2011 a second estimate of the Water Footprint took place and the results are presented in 2012, they show that the value of the Water Footprint of a glass of wine is 90 liters / glass, this growth is because the scope estimation increases by including the full range of production. As innovation a calculation tool was developed specifically for the Vineyard, which considers local conditions we have in our vineyards.

Although there have been many projects completed over time, such as the Lightweight Bottle Project (2009) and In-Plant Energy Efficiency (2010), Sustainability Certification Code (2012), among others, the most significant project correspond to the development of a Sustainability Strategy for Concha y Toro, developed with the aim of integrating sustainability into the business strategy of the Company, this starts in October of 2011 and ended in 2012. This project had external support (Ernst & Young).

The risks associated with not having a plan of this type are that the market begins to generate requests that the company is unable to address in the time required. The requirements on sustainability are growing, reason why the company has faced the issue proactively

Government Regulation

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

C. Organizational Structure

The following table lists the significant subsidiaries and affiliates of the Company, the percentage of direct and indirect ownership by the Company and the respective country of incorporation:

Subsidiary	Direct and Indirect Ownership	Country of Incorporation
Inversiones Concha y Toro SpA	100%	Chile
VCT Internacional SpA	100%	Chile
Comercial Peumo Ltda.	100%	Chile
Viña Cono Sur S.A.	100%	Chile
Sociedad Exportadora y Comercial Viña Maipo SpA	100%	Chile
Sociedad Exportadora y Comercial Viña Canepa S.A.	100%	Chile
Viña Maycas del Limarí Ltda.	100%	Chile
Transportes Viconto Ltda.	100%	Chile
Bodegas y Viñedos Quinta de Maipo SpA	100%	Chile
Concha y Toro UK Limited	100%	United Kingdom
Cono Sur Europe Limited	100%	United Kingdom
Trivento Bodegas y Viñedos S.A.	100%	Argentina
Finca Lunlunta S.A.	100%	Argentina
Finca Austral S.A.	100%	Argentina
VCT Brasil Importación y Exportación Limitada	100%	Brazil
Concha y Toro Sweden AB	100%	Sweden
Concha y Toro Finland OY	100%	Finland
Concha y Toro Norway AS	100%	Norway
Viñedos Los Robles SPA	100%	Chile
Viña Almaviva S.A.	50%	Chile
Industria Corchera S.A.	49.96%	Chile
Concha y Toro Shanghai (Representative Agency)	100.0%	China
VCT Group of Wineries Asia Pte. Ltd.	100.0%	Singapore
Fetzer Vineyards	100%	United States
VCT USA, Inc.	100%	United States
Excelsior Wine Company LLC	50%	United States
VCT Africa & Middle East Proprietary Limited	100%	South Africa
VCT México S.R.L. de C.V.	100%	Mexico
VCT & DG México S.A. de C.V.	51%	Mexico
Concha y Toro Canada. Ltd	100%	Canada
Southern Brewing Company S.A.	40%	Chile
Gan Lu Wine Trading (Shanghai) Co.,Ltd.	100.0%	China

D. Property, Plant and Equipment

The Company’s headquarters are located at Nueva Tajamar 481, Las Condes, Santiago. The Company owns 16,257 hectares and leases 816 hectares of land throughout Chile and owns 1,288 hectares of land in Argentina and 888 in the United States. Of these, approximately 12,173 hectares are suitable for planting vineyards and as of December 2012, 10,750 hectares of which were planted with vineyards. A majority of the remaining hectares are comprised of roads, hills and riverbanks. The remainder is used for vinification and bottling plants, cellars and other buildings. None of the Company’s properties that are material to its business are mortgaged or otherwise encumbered.

As described in the section Item 4 — “Information on the Company — Business Overview — Vineyards.”, the Company leases 807 hectares, comprising three leases in the Maipo Valley, three leases in the Casablanca Valley and two leases in Colchagua Valley for its Cono Sur winery. All of these are long term leases expiring between 2013 and 2036.

As for equipment, the Company’s main assets include harvesting machinery, grape crushers, concrete and stainless steel tanks and barrels. As of December 31, 2012, Concha y Toro’s aggregated winemaking and cellar capacity in Chile was approximately 360.9 million liters including 45 thousand barrels. In the Mendoza region, Viña Trivento owns two vinification and cellar facilities and a bottling plant with a total capacity of 30.7 million liters and in the United States Fetzer owns two facilities with a total capacity of 45.9 million liters.

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

Although the Company believes that it is in compliance with all applicable environmental regulations, it is still in the process of improving the water treatment systems in all of its manufacturing plants. The Company has water treatment plants or systems, owned or contracted to third parties, in all of its plants. During 2011 and 2012, the Company invested in water treatment plants resources amounting to Ch$730 million and Ch$913 million, respectively. Total investment in assets oriented towards the improvement of the environment totaled Ch$2,334 million and Ch$2,137 million in 2011 and 2012, respectively.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section provides an assessment by management of the most significant trends and changes in the Company’s financial condition and results of operations. Historical results are not necessarily indicative of future performance. Forward-looking statements presented in this section are subject to a number of factors that may cause future results to differ materially from those foreseen.

Overview

Concha y Toro is principally a vertically-integrated wine producer. The Company is the largest producer of wine in Chile and also owns a winery in Argentina, Viña Trivento and a winery in the United States, Fetzer. The Company is Chile’s leading bottled wine exporter, top-selling winery in the domestic market, number four bottled wine exporter by volume from Argentina and number ten in volumes sales in United States.

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

Consolidated sales in 2012 were Ch$450,544 million, representing a 6.6% increase over 2011. A positive performance in the external markets contributed to this result.

Company sales outside of Chile represented 78.8% of the sales revenues and were denominated in foreign currency, mainly in United States dollars, Sterling Pounds, Euros, Canadian dollars, Argentine pesos, Brazilian reais and Swedish and Norwegian crowns. In general, the strengthening of the Chilean peso against these currencies has had an adverse impact in the results of the Company. To mitigate the impact of this scenario as much as possible, the Company is applying a multi-currency strategy, in line with its diversification in sales and takes forward positions as part of its hedging strategy.

In 2012, Concha y Toro had a Profit (loss) attributable to equity holders of controlling interest of Ch$30,022 million, representing a 40.5% decrease from 2011. This result is mainly explained by the claim payment of the earthquake insurance in 2011, resulting in incremental income of Ch$19,555 million before taxes.

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

	Year Ended December 31,			% Change	% Change
	2010	2011	2012	2011/2010	2012/2011
Income from ordinary activities	100.0%	100.0%	100.0%	13.0%	6.6%
Cost of sales	(64.6)	(66.3)	(67.2)	15.9%	8.1%
Gross profit	35.4	33.7	32.8	7.8%	3.5%
Selling and administrative expenses(1)	(23.3)	(24.0)	(24.8)	16.4%	10.1%
Operating income(2)	12.3	14.5	8.3	32.9%	-39.1%
Non-operating income(3)	0.4	0.6	0.8	82.0%	57.9%
Non-operating expenses(4)	(1.0)	(1.7)	(2.2)	88.6%	34.9%
Foreign currency exchange gain (losses) and Income (expenses) by adjustment units, net	2.2	1.7	2.1	-11.1%	31.7%
Income tax expense	(2.6)	(3.1)	(2.3)	34.1%	-19.7%
Profit (loss) attributable to equity holders of controlling interest	11.2	11.9	6.7	20.4%	-40.5%

(1)	Includes Distribution cost and Administrative expenses.

(2)	Includes Gross Profit, Distribution cost and Administrative expenses and Other Income by Function.

(3)	Includes Financial Income and Equity in income of associates and joint ventures accounted for using the equity metod net of tax.

(4)	Includes Other expenses by function and Financial expense.

Revenue Breakdown

(in million Ch$)

	Year Ended December 31,			% Change	% Change
	2010	2011	2012	2011/2010	2012/2011

Domestic market – wine	59,639	62,896	61,673	5.5%	-1.9%
Domestic market – other products	20,382	24,795	28,391	21.7%	14.5%
Export markets	261,545	264,938	280,746	1.3%	6.0%
Argentina domestic	8,761	7,817	7,491	-10.8%	-4.2%
Argentina exports	16,869	14,506	14,178	-14.0%	-2.3%
U.S.A. (Fetzer) (1)	n/a	39,764	49,389	n/a	24.2%
Other	6,822	8,019	8,676	17.5%	8.2%
Total revenues	374,019	422,735	450,545	13.0%	6.6%
43

	Sales of Bottled Wine Breakdown
	Sales (in million Ch)			% Change
	2010	2011	2012	2011/2010	2012/2011

Domestic market – wine	59,100	61,998	61,573	4.9%	-0.7%
Export markets	260,199	264,865	280,184	1.8%	5.8%
Argentina domestic	8,663	7,462	6,851	-13.9%	-8.2%
Argentina exports	16,869	14,506	14,178	-14.0%	-2.3%
U.S.A. (Fetzer) (1)	n/a	39,500	49,324	n/a	24.9%

	Sales (in million Ch)			% Change
	2010	2011	2012	2011/2010	2012/2011

Domestic market – wine	70,435	65,119	61,934	-7.5%	-4.9%
Export markets	170,927	170,145	175,437	-0.5%	3.1%
Argentina domestic	7,768	6,107	5,311	-21.4%	-13.0%
Argentina exports	13,700	10,274	9,500	-25.0%	-7.5%
U.S.A. (Fetzer) (1)	n/a	15,278	19,582	n/a	28.2%

(1)	Fetzer was acquired on April 15th 2011.
44

Year ended December 31, 2012 compared to year ended December 31, 2011
Figures expressed in Chilean pesos (Ch$)

Revenues. Total revenues increased 6.6% to Ch$ 450,544 million from Ch$422,735 million in 2011. Growth was led by the incorporation of Fetzer, an increase in prices in export markets and a good performance in Chile for other products.

Domestic Market Wine. Total domestic wine sales (including bulk) decreased by 1.9% to Ch$61,673 million in 2012 from Ch$62,896 million in 2011. Bottled domestic wine sales decreased 0.7% to Ch$61,573 million in 2012 from Ch$61,998 million in 2011. This result reflects a 4.9% decrease in volumes and a 4.4% higher average price. Sales of bulk wine during the period totaled 28 thousand liters, which is equivalent to Ch$100 million.

Non premium wine sales decreased by 4.1%, partially due to the increase in average prices of 1.9%. We highlight the 12.9% growth in the premium (and above) category in value. Premium wines represented 22.9% of the bottled domestic sales in 2012 and 20.2% in 2011. This result therefore reflects the achievements of a focus on this segment which has sought to protect the value of our brands and focus ourselves strongly on wholesalers, liquor stores and trade channels (such as restaurants, caterers, hotels, bars and pubs).

According to AC Nielsen, domestic volumes for the industry showed a decrease of 4.7% during the year. In this scenario, Concha y Toro decreased its market share marginally by 0.8 percentage points in 2012, reaching a market share of 29.6% in volume terms.

Domestic Market–other products. Domestic sales of other products comprise the sales of liquors and premium beer carried out by the domestic distribution subsidiary Comercial Peumo, which totaled Ch$28,391 million in 2012. This represents a 14.5% increase, explained by the increase in volume and distribution of liquors and imported and domestic premium beer, following the addition of the Diageo liquor portfolio since May 2009.

Export Revenues. Total export sales (including sales of bulk) from Chile and sales distribution subsidiaries, totaled Ch$264,938 million, representing an increase of 1.3%.

Export sales of bottled wine increased 5.8% totaling Ch$280,184 million as compared to Ch$264,865 million in 2011. This increase was driven by a 3.1% increase in volumes sold and a 2.6% increase in average export prices in Chilean pesos. In US dollars, bottled export sales from Chile and sales distribution subsidiaries, increased 5.6% totaling US$ 576.9 million.

Despite the difficult economic environment that affected consumption in 2012, we faced increases in volumes in some markets such as the UK and Europe in general. Bottled sales in the UK increased 8.5% by volume, sales to Nordic countries increased 6.0% by volume and sales volumes to the rest of Europe increased 2.3.

Shipments to Asia grew 21.2% in volume following strong volumes in Japan, China and South Korea. In the US, sales decreased by 5.2%. Sales to Canada edged up 0.5%.

Central America/Caribbean and South America sales dropped by 7.0% and 5.4%, respectively.

Argentine Operations. Revenues from our Argentine business (it considers only wine sales) decreased 2.9% to Ch$21,669 million following a 2.3% decrease in exports and a decrease of 4.2% in domestic sales. This situation is partly driven by the increases in the average price, as a consequence of the repositioning of the brand in higher price points. For the whole year 2012, Trivento’s exports of bottled wine (excluding shipments to distribution subsidiaries) totaled 1,055,575 cases with a 7.5% volume decrease over 2011. Exports in US dollar terms decreased 2.9% to US$29.2 million.

Domestic bottled wine sales in the Argentine market totaled US$14.1 million and 590,132 cases, decreasing 8.3% in value (US dollars) and 13.0% in volume.

U.S.A. (Fetzer). In 2012 Fetzer wine sales totaled Ch$49,389 (US$102.9 million) considering 2,175,774 cases (excluding shipments to distribution subsidiaries) In the year wine sales of Fetzer represented 11.0% of the total sales, and 7.2% of the total bottled volume of wines sold.

Other Sales. Other revenues comprise fees for bottling services, sales of fruit and other revenues increased 8.2% to Ch$8,676 million.

Cost of Sales. For the period, the total cost of sales rose 8.1% to Ch$302,963 million (US$ 631.2 million) from Ch$ 280,157 million (US$ 583.7 million) in 2011. Cost of sales as a percentage of total sales increased to 67.2% from 66.3% mainly as a result of a higher grape cost and the effect of the Chilean peso appreciation against some export currencies.

Gross Profit. Gross profit increased 3.5% to Ch$147,581 million in 2012. As a percentage of sales, the gross margin moved to 32.8% from 33.7% in 2011. This change was the result of higher grape costs and the appreciation of the Chilean peso against all major export currencies.

Selling, General and Administrative Expenses (SG&A). Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 10.1% to Ch$111,590 million (US$232.5 million). As a percentage of revenues, SG&A increased to 24.8% from 24.0% in 2011.

Operating Income. Operating Income (includes Gross Profit, Distribution cost and Administrative expenses and Other Income by function) decreased 39.1% to Ch$37,228 million (US$77.7 million) compared to the Ch$61,179 million (US$ 127.5 million) in 2011. As a percentage of sales, the operating margin decreased from 14.5% to 8.3% This lower gain is mainly explained by the payment of the earthquake insurance in 2011, making an extra profit of Ch$19,555 million (US$40.7 million) before taxes for that period.

Non-Operating Income. Non-operating income (includes Financial Income and Equity in income of associates and joint ventures accounted for using the equity metod net of tax) increased to Ch$3,806 million from Ch$2,411 million in 2011.

Non-operating Expenses (Excluding Foreign currency exchange gain (losses) and Income (expenses) by adjustment units). Non-operating expenses (financial expenses and other expenses by function) increased 34.9% to Ch$9,167 million from Ch$7,349 million in 2011. Financial expenses in 2012 were Ch$8,792 million and in 2011, Ch$6,316 million. For more details on interest expenses, see Note 31 of the Consolidated Financial Statements.

Foreign currency exchange gain (losses) and Income (expenses) by adjustment units. Foreign currency exchange gain (losses) and Income (expenses) by adjustment units produced a gain of Ch$9,591 million in 2012 compared to a gain of Ch$7,282 million in 2011. For detail on foreign exchange differences, see Note 31 of the Consolidated Financial Statements.

Income attributable to non-controlling interest. Income attributable to non-controlling interest totaled Ch$281 million.

Profit (loss) attributable to equity holders of controlling interest. Gain (loss) attributable to equity holders of the controller for the period decreased 40.5% to Ch$ 30,022 million (US$62.5 million) from Ch$50,482 million (US$ 105.2 million).

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

Popular wine sales decreased 8.6%, due to the increase in average prices of 12.4%. We highlight the 20.9% growth in the premium category in value. Premium wines represented 20.2% of the bottled domestic sales in 2011 and 17.5% in 2010. This result therefore reflects the achievements of a focus on this segment which has sought to protect the value of our brands and focus ourselves strongly on wholesalers, liquor stores and trade channels (such as restaurants, caterers, hotels, bars and pubs).

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

Shipments to Asia grew 9.9% following strong volumes in Japan, China and South Korea. This growth was negatively affected by the earthquake and tsunami in Japan on March 2011. In the US, sales decreased by 6.4%. Sales to Canada edged up 0.5%.

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

Operating Income. Operating Income (includes Gross Profit, Distribution cost and Administrative expenses and Other Income by function) increased 32.9% to Ch$61,179 million (US$117.8 million) compared to the Ch$46,023 million (US$ 86.6 million) in 2010. As a percentage of sales, the operating margin increased from 12.3% to 14.5% This higher gain is mainly explained by the payment of the earthquake insurance, making an extra profit of Ch$19,555 million (US$37.7 million) before taxes.

Non-Operating Income. Non-operating income (includes Financial Income and Equity in income of associates and joint ventures accounted for using the equity metod net of tax) increased to Ch$2,411 million from Ch$1,325 million in 2010.

Non-operating Expenses (Excluding Foreign currency exchange gain (losses) and Income (expenses) by adjustment units). Non-operating expenses (financial expenses and other expenses by function) increased 88.6% to Ch$7,349 million from Ch$3,897 million in 2010. This resulted mainly from an increase in interest expense. Interest expenses increased 100.5% due the debt increase to acquire Fetzer. Financial expenses in 2011 were Ch$6,316 million (US$12.2 million) and in 2010, Ch$3,149 million (US$6.1 million).

Foreign currency exchange gain (losses) and Income (expenses) by adjustment units. Foreign currency exchange gain (losses) and Income (expenses) by adjustment units produced a gain of Ch$7,282 million in 2011 compared to a gain of Ch$8,191 million in 2010.

Profit (loss) attributable to equity holders of controlling interest. Net income for the period increased 20.4% to Ch$ 50,482 million (US$97.2 million) from Ch$41,919 million (US$ 80,7 million).

B. Liquidity and Capital Resources

Liquidity

In 2012, the Company’s main source of liquidity was provided by financing activities, which amounted to Ch$48,648 million. This was used to finance our investments during the year and to take care of some short-term debt maturities for 2013. In 2011 the Company’s main source of liquidity was by financing activities which amounted to Ch$126,460, and in 2010 the Company’s main source of liquidity was cash generated by its operating activities which amounted to Ch$40,547 million. In the Company’s opinion, its working capital of Ch$222,051 million as of December 31, 2012 is sufficient for the Company’s present obligations.

On December 31, 2012, the Company had Ch$58,876 million of cash and other cash equivalents and approximately Ch$ 301,121 million available under undrawn bank lines of credit.

Prior to the effect of inflation on cash and cash equivalents, the Company generated positive cash flow for the years 2012, 2011 and 2010 of Ch$38,898 million, Ch$4,128 million and Ch$10,097 million, respectively. The effect of inflation decreased cash and cash equivalents by Ch$877 million, Ch$30 million and Ch$337 million in 2012, 2011 and 2010, respectively.

Net cash flows from operating activities were Ch$18,804 million in 2012, Ch$14,355 million in 2011 and Ch$40,547 million in 2010. Net cash flow provided by financing activities was positive in 2012 and 2011 by Ch$48,648 million and Ch$126,460 million, respectively; in 2010 was negative by Ch$14,013 million. In 2012 some cash flow generated by financing activities was generated through a bond whose funds were held in cash, to address the maturities of short-term debt during the year 2013. Net cash flow used in investing activities were Ch$28,554 million in 2012, Ch$136,687 million in 2011 and Ch$16,437 million in 2010.

The Company’s total assets increased 10.4% from Ch$774,130 million at December 31, 2011 to Ch$854,669 million at December 31, 2012.

Current liabilities increased 33.5%, to Ch$224,132 million at December 31, 2012 from Ch$167,858 million at December 31, 2011. Short term debt increased to Ch$103,139 million in December 2012 from Ch$52,921 million in December 2011.

Long-term liabilities, corresponding to debt to financial institutions and a two bonds, decreased to Ch$169,586 million at December 31, 2012, from Ch$177,715 million at December 31, 2011. One of the significant long term liability of the Company is a 21-year bond that was placed on April 26, 2005, for UF 2 million (Ch$34,441 million as of December 31, 2012) on the local market at an interest rate of 3.9% per annum. The amortization of this bond is done on semi-annual installments that began October 2009 and interest payments are done on a semi-annual basis starting from April 2005. On 2012 the Company issue another bond whose funds were held in cash, to address the maturities of short-term debt during the year 2013, this bond is a 6-year bond that was placed on November 14, 2012, for UF 1.5 million (Ch$36,571 million as of December 31, 2012) on the local market at an interest rate of 3.5% per annum. The amortization of this bond is done on semi-annual installments that will begin on May 2016 and interest payments are done on a semi-annual basis starting from May 2013. Covenants associated with the issuance of bonds payable are detailed in Note 34 to the Financial Statements — Contingencies and Restrictions. Bond covenants require the Company to maintain certain financial ratios. Among them, the Company is required to (1) maintain an indebtedness ratio (the ratio of current and long-term liabilities to shareholders’ equity plus minority interest) no greater than 1.4 times; (2) maintain, at all times, during the life of the present bond issuance, minimum equity of five million UF; and (3) maintain at all times an interest coverage ratio (the ratio of operating income plus depreciation plus operating amortization to interest expenses) of a minimum of 2.5 times. As of December 31, 2012, the Company complies with all covenants required and has a consolidated indebtedness ratio of 1.01 times, equity of Ch$424,450 million or 18.6 million UF and the interest coverage ratio is 6.1 times.

As of December 31, 2012, the Company’s total interest-bearing financial debt amounted to Ch$267,199 million of which, Ch$99,430 million was short term debt and Ch$167,769 million was long term debt with maturities to 2018 for its bank debt and 2026 for the bond debt. Around 69% of financial debt has a fixed-rate and is denominated in Pesos, U.S. dollars, Euros, Brazilian Reais, Pounds Sterling and Argentine Pesos.

For further detail on interest bearing debt and financial instruments used for hedging as of December 31, 2012, see Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

Capital Expenditures

Total capital expenditures which include additions to Property, Plant and Equipment and other permanent investments were Ch$ 28,309 million in 2012, Ch$ 139,113 million in 2011 and Ch$24,041 million in 2010. The higher capital expenditure in 2011 is related to the Fetzer acquisition, this amount was approximately Ch$112,157 million. Capital expenditures in 2012 in the agriculture area comprise the acquisition of new properties and the development and planting of vineyards in estates purchased in previous years. Investments in the oenology included the expansion of vinification and cellar capacity, acquisition of barrels and the acquisition of new cellars. In Argentina, new investment was oriented to vineyard development and cellar facilities. The estimated capital expenditure budget for 2013 would be around Ch$31,300 million (approximately US$65 million), which includes the development of the new land acquired in the previous years, increases of storage and fermentation facilities, expansion of the bottling plants and the acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines, however, this figure is preliminary and still needs to be approved by the board of directors. The following table sets forth the Company’s capital expenditures for the different areas for the years 2010, 2011 and 2012.

	Capital Expenditures(1)
	(in million Chilean pesos (Ch$))
Area:	2010	2011	2012
Agriculture(2)	8,763	12,872	11,992
Oenology, technical and bottling facilities	8,043	8,488	11,009
Viña Trivento (Argentina)	1,511	2,334	1,790
Fetzer (United States)	—	797	2,471
Administration and other subsidiaries	952	1,065	1,048
Earthquake related investments (3)	4,773	—	—
Fetzer Vineyards acquisition	—	112,157	—
Southern Brewing Company acquisition	—	1,400	—

Total	24,041	139,113	28,309

(1)	The investment figures in this table correspond to amounts net of V.A.T., while figures in the Consolidated Statements of Cash Flows include V.A.T.

(2)	Agriculture expenditures consist of investments in agricultural equipment and activities in order to develop new vineyards and bring them to commercial production and to maintain or expand production at existing vineyards.

(3)	Earthquake related investments are expenditures necessary to recover the Company’s productive capacity after February 2010’s earthquake.

The Company expects to continue purchasing and developing vineyards and the related infrastructure needed to support future growth and may incur additional expenditures for vineyards if opportunities become available. Management reviews the capital expenditure program periodically and modifies it as required to meet current business needs.

Impact of Foreign Currency Fluctuations

Over 78% of the Company’s revenues are related to foreign sales that are denominated in U.S. dollars, Euros, Pounds Sterling, Canadian dollars, Argentine pesos, Brazilian reais and Swedish and Norwegian crowns. At the same time, approximately 35% of the Company’s expenses are also denominated in foreign currency (the Company purchases part of the bottles, corks and Tetra Brik containers in prices mainly set in U.S. dollars), creating a natural currency hedge. The Company enters into forward foreign exchange agreements to minimize its exposure to the risks of changes in foreign exchange rates. See Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

To the extent that U.S. dollar-denominated revenues exceed U.S. dollar-denominated operating costs, the Company’s results of operations will be impacted by the difference between the changes in exchange rates and the Chilean rate of inflation.

The rates of nominal appreciation of the Chilean peso against the U.S. dollar in 2011 and 2012 were 5.2% and 0.6% respectively, using average exchange rates.

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

b) Current and Deferred Income Taxes

Our Company and each of its subsidiaries compute and pay tax on an individual tax return basis. In making the determination of whether our deferred tax assets should be recognized i.e. when it is considered probable that future tasable income will be available, the Company considers both positive and negative evidence and makes certain assumptions including projections of taxable income. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

In order for us to realize our deferred tax assets, we must be able to generate sufficient taxable income in those jurisdictions where the deferred tax assets are located. We have considered future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate and prudent and feasible tax planning strategies in determining the need to write-off deferred tax assets. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period in which we make such determination.

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

d) Goodwill:

Goodwill generated by the acquisition of investments is not subject to amortization and at each year-end impairment testing is conducted; and if indications exist that the recoverable amount may decrease to an amount lower than net recorded cost, an impairment loss adjustment is made. The allocation to those Cash Generating Units (CGUs) for impairment testing purposes which are expected to obtain benefits from the business combination from which the goodwill arose. The key variables which management must estimate include sales volume, prices and other economic factors. Significant management judgment is involved in estimating these variables and they comprise inherent uncertainties. However, the assumptions used are consistent with our internal planning. Therefore, the management periodically evaluates and updates the estimates based on the conditions that influence these variables. If the assets are considered impaired, they are written down to fair value as appropriate. We performed the impairment tests of our CGU’s and concluded that no impairment charge was necessary.

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

The Company reviews property, plant and equipment and amortizable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated total undiscounted future cash flows directly associated for each Cash Generating Unit (CGU) identified. If this comparison indicates that there is impairment, the amount of the impairment is calculated by comparing of fair values against, discounted cash flows to determine the recoverable amount between them and then compare to de carrying amount. (See Note 2.14 of the Consolidated Financial Statements).

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

96.7% of the global derivative instruments portfolio is comprised by contracts that qualify as hedging instruments. For accounting purposes these were subscribed by the Group Concha y Toro, within its financial risk management policy framework to mitigate the risks associated with exchange rate and interest rate fluctuations through currency forward contracts and interest rate swaps.

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

h) Revenue recognition:

The Company sells to various locations around the world with varied sales terms and arrangements. Revenues from the sale of goods and services related to the Company’s lines of business are recognized in income when there is certainty that there has been an increase in the Company’s equity as the significant risks and rewards related to the ownership of those goods have been transferred to the buyer, the determination of the amount of revenue and cost is reliable and is probable that the economical benefits from the transaction will flow to the Company. Revenue from services is recognized considering the stage of completion at the end of the reporting period. Additionally, any taxes collected from customers and remitted to governmental authorities (i.e. VAT, sales, taxes or excise) are accounted for on a net basis within revenue (See Note 2.23 of the Consolidated Financial Statements)

i)	Biological Assets

Within Biological Assets, the Company includes all grapevine plantations. The agricultural product (Grapes) derived from plantations under production is destined to be treated as a raw material for the wine production process.

In conformity with IAS 41, for those assets for which is not possible to determine reliably fair value, the Company has valued the grapevine plantations at its historic cost less accumulated depreciation and accumulated losses due to impairment.

The Company depreciates its biological assets following the straight-line method on the basis of the estimated useful lives of grapevines and subjecting the value to an impairment test each year if impairment indicators exists. (See Note 2.14 of the Consolidated Financial Statements).

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

Provisions are recorded when related to present, legal or constructive obligations, generated as a result of a past event that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation.

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

Expenses related to the development or maintenance of IT programs are recognized as expenses when incurred.

-	Research and development

 Research and development expenses are recognized as expenses when incurred. The Company has no significant material disbursements for these concepts during the years ended December 31, 2012 and December 31, 2011.

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

E. Trend Information

The most significant trend affecting the Chilean wine industry and the Company’s results most recently has been the global economic downturn which has impacted wine consumption in general and especially in Europe, which is why the industry is focusing on emerging markets such as Asia, Latin America and Africa. The wine market showed adjustments in consumption during the last years, decreasing in some markets and increasing in others, with interesting commercial opportunities in new consumer areas such as Asia, Latin America and United States. The width and depth of the Concha y Toro portfolio allows to respond quickly and address market demands, and its clear branding strategy have allowed the Company to improve its sales generally.

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

In the Chilean domestic market, the Company has faced a challenging market situation of increasing competition with sluggish consumption in the popular (Tetra Brik) wines segment in favor of its main substitute, beer. Actually, according to AC Nielsen wine consumption in Chile decreased by 2.0% in 2011 and decrease by 4.7% in 2012. In this context, the Company’s efforts in this market were oriented to improving profitability. In this line, the company has focused on the premium segment, which as shown an interesting growth opportunity. The Company will continue to evaluate its domestic strategy in relation to its lower-priced wines.

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

G. Tabular Disclosure of Contractual Obligations

The table below is a summary of the Company’s contractual obligations as of December 31, 2012:

	Payments due by period

		Less than	1 - 3	3 - 5	More than
	Total	1 Year	Years	Years	5 Years
	(in millions of Ch$)
Contractual Obligations
Long-term debt obligations(1)	263,224	57,137	69,204	61,890	74,992
Operating leases obligations(2)	3,052	299	761	507	1,485
Interests payable to banks and bonds obligations(3)	16,178	3,282	4,817	3,810	4,269
Purchase obligations(4)	30,390	11,968	15,825	2,477	120
Total	312,843	72,686	90,607	68,684	80,866

(1)	Includes Payables to Banks, bonds, leasing, related accounts, provisions and deferred taxes.

(2)	Corresponds to obligations from leases of real estate properties.

(3)	Corresponds to payables to banks and bonds interests, whose rate of interest is fixed and variable.

(4)	Corresponds to payment obligations related to the grape and wine contracts.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

At the annual general shareholder’s meeting held on April 25, 2011, the entire Board of Director was subject to election. The directors elected for a new three year term were Alfonso Larraín Santa María, Rafael Guilisasti Gana, Mariano Fontecilla de Santiago Concha, Francisco Marín Estévez, Pablo Guilisasti Gana, Sergio de la Cuadra Fabres and Jorge Desormeaux Jiménez..

The following table lists each director of the Company, his current position, his age as of March 31, years with the Company and year of appointment to the Board of Directors:

Name	Position		Years with	Current
		Age at March 31,	the	Position
		2013	Company	Held Since
Directors:
Alfonso Larraín Santa María	Chairman	76	43	1998
Rafael Guilisasti Gana	Vice Chairman	59	34	1998
Mariano Fontecilla de Santiago Concha	Director	88	38	1995
Francisco Marín Estévez	Director	73	30	1982
Pablo Guilisasti Gana	Director	58	8	2005
Sergio de la Cuadra Fabres	Director	71	8	2005
Jorge Desormeaux Jiménez	Director	62	1	2011

The following provides biographical information about the Directors of the Company.

Alfonso Larraín, Chairman

Company director since 1969. General Manager from 1973 to 1989 and Vice Chairman from 1989 to 1998. In his long career at the winery, he has worked on implementing an aggressive policy of opening up new markets. When he became Chairman in September 1998, the Company’s focus changed to one of enhancing its prestige in its major markets as a producer of fine wines. He is the President of Fundación Cultura Nacional.

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

His experience in the financial area includes the positions of Chief Executive Officer of Viñedos Emiliana S.A., a company mainly focused on wine exports; Director of Frutícola Viconto, a fruit exporting company; and Director of Viña Almaviva. Since April 2005, he is a member of the Directive Board of Sociedad de Fomento Fabril (“Sofofa,” the Chilean manufacturers’ association),. In December 2008, he was elected President of the Confederación de la Producción y del Comercio (CPC), which is an entrepreneur association representing the most important productive sectors of the country. He is director of Corpbanca S.A., a local banking institution and president of Viñedos Emiliana.

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

Francisco Marín Estévez, Director

Agricultural Engineer. He has served as Director of the Company since 1982. Broad experience in the private sector. Director of the following companies: Compañía General de Electricidad S.A., Gasco S.A. and President of Gasmar S.A.

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

On August 2010 he was elected Chairman of the Commission on Reform of Financial Sector Oversight and Regulation.

The following table lists each executive officer of the Company, his or her current position, his or her age as of March 31, 2013, years with the Company and year of appointment as an executive officer:

Name	Position	Age at	Years	Current
		March 31, 2013	with the	Position
			Company	Held Since
Eduardo Guilisasti Gana	General Manager (Chief Executive Officer)	60	34	1989
Andrés Larraín Santa María	Agricultural Manager	74	39	1978
Carlos Saavedra Echeverría	Engineering and New Projects Manager	68	39	1992
Osvaldo Solar Venegas	Corporate Administration and Finance Manager (Chief Financial Officer)	51	25	1992
Cristián Ceppi Lewin	Corporate Export Manager South Zone	46	22	2001
Thomas Domeyko Cassel	Corporate Export Manager North Zone	46	19	2001
Cristián López Pascual	Corporate Export Manager Asia	41	17	2010
Carlos Halaby Riadi	Oenology Manager	60	23	1997
Enrique Tirado Santelices	Head Oenologist Don Melchor	46	20	2001
Daniel Duran Urízar	Process and Information Technology Manager	41	18	2010
Isabel Guilisasti Gana	Marketing Manager Origin Wines	55	16	2004
Tomás Larraín León	Supply Contracts and New International Businesses Manager	46	22	2009
Juan Cristóbal Goycoolea N	Marketing Manager Global Brands	38	13	2010

Subsidiaries
Cristián Canevaro Jaramillo	General Manager Comercial Peumo	52	10	2006
Adolfo Hurtado Cerda	General Manager Viña Cono Sur	42	15	2000
José Jottar Nasrallah	General Manager Trivento	43	13	2009
Paul Konar Elder	General Manager Viña Maipo y Viña Palo Alto	39	16	2010
Giancarlo Bianchetti G.	General Manager Fetzer Vineyards	41	13	2011

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

Andrés Larraín Santa María, Agricultural Manager

Agricultural Manager since 1978 and responsible for advancing new grape types and plantings as well as the running of every vineyard. Directs a multidisciplinary team including executives, technicians, administrative staff and skilled labor. He is the Chairman of Frutícola Viconto.

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

Paul Konar Elder, General Manager Viña Maipo y Viña Palo Alto.

Agricultural Engineer. Joined the Company’s Commercial department in 1997. In 2006 named Export Manager North Zone. In 2010 named General Manager Viña Maipo y Viña Palo Alto.

Giancarlo Bianchetti G, General Manager Fetzer Vineyards.

Commercial Engineer. Joined the Company’s marketing department in 2000. In 2001, he took responsibility for the brands Casillero del Diablo, Frontera and Sunrise. He has headed the promotion and global campaign for Casillero del Diablo. In 2004 named Marketing Manager Global Brands. Since 2008 he is also responsible for the Sustainable Development Area. In 2010 he was named Corporate Export Manager USA. In August 2011 he was named General Manager Fetzer Vineyards. Since 2011 he was appointed as co-manager of Excelsior Wine Company LLC.

Family Relationships

Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana, Pablo Guilisasti Gana and Isabel Guilisasti Gana are siblings. Mr. Alfonso Larraín Santa María and Andrés Larraín Santa María are brothers. Carlos Saavedra Echeverría is their brother-in-law. Tomás Larraín León is the son of Andrés Larraín Santa María.

B. Director and Officer Compensation

In accordance with the Company’s By-Laws, directors’ compensation for any given fiscal year is determined annually at the general shareholders’ meeting occurring in the immediately following fiscal year. Compensation paid in 2012 in respect of 2011 equalled 2.8% of the net profits of the Company. The amount of 300 UF per month has been allocated to cover the executive responsibilities of the chairman of the Board.

The following table sets forth the compensation paid to each of the directors of the Company in 2010, 2011 and in 2012.

	Directors’ Compensation
	Total Compensation (in thousands of Ch$)
	2010	2011	2012
Attendance:
Alfonso Larraín Santa María	94,630	77,849	93,753
Rafael Guilisasti Gana	94,630	77,849	93,753
Francisco Marín Estévez	94,630	77,849	93,753
Mariano Fontecilla de Santiago Concha	94,630	77,849	93,753
Sergio de la Cuadra Fabres	94,630	77,849	93,753
Pablo Guilisasti Gana	94,630	77,849	93,753
Jorge Desormeaux Jiménez	—	—	62,502
Christian Skibsted Cortés	94,630	77,849	31,251
Remuneration:
Alfonso Larraín Santa María	76,287	78,759	81,426
Remuneration Directors’ Committee:
Rafael Guilisasti Gana	4,207	25,950	31,251
Sergio de la Cuadra Fabres	4,628	25,950	31,251
Jorge Desormeaux Jiménez			20,834
Christian Skibsted Cortés	4,628	25,950	10,417
Total	752,160	701,552	831,450

For the year ended December 31, 2012, the aggregate amount of compensation paid by the Company to senior managers, managers and to managers of the Company subsidiaries, totaling 140 executives, was approximately Ch$12,915 million. Individual senior manager’s compensation disclosure is not required under Chilean law and it is not otherwise publicly disclosed by the Company.

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

The Directors’ Committee convened on twelve separate occasions during the fiscal year 2012. The following were among the principal activities of the Directors’ Committee during 2012, Annual Activity Report:

At a meeting held on March 19, 2012 the Committee received and analyzed the Management Letter (Final Report of Internal Control) prepared by the external auditors KPMG with respect of the fiscal year 2011. At the same meeting the Committee approved the company’s Financial Statements and its related audit report for 2011.

Meanwhile, at a meeting held on March 29, 2012 the Committee met and approved the Company’s Annual Report. At the same time the Committee checked a report related to the internal control processes of the company, rendered by the Corporate General Auditor of the Company.

At a meeting held on April 26, 2012 the Committee revised two reports regarding risk management issued by the Human Resources and the Information Technology managers. The Committee also reviewed KPMG’s Audit Report regarding the 20-F annual report.

At a meeting dated May 17, 2012 the Committee checked and approved the quarterly financial information company.

At a meeting dated on May 31, 2012 the Committee approved hiring KPMG to provide services in relation to measurement of the company’s carbon footprint.

At meeting held on July 26, 2012 the Committee was informed about the resignation of the Internal Corporate General Auditor. The Committee also reviewed the internal audit report that was presented by the resigned Internal Corporate General Auditor.

At a meeting held on August 1st, 2012 the Committee reviewed an audit report issued by the external audit firm Exmo regarding sales transactions of grapes and wines during 2011.

At a meeting held on August 23, 2012 the Committee received the KPMG’s audit partner, Mr. Alejandro Espinoza, who presented the biannual audit report of the Company. In turn, KPMG informed the Committee regarding the audit plan for the rest of the year 2012. In this report the Committee paid special attention to the results of the external audit procedures conducted at the Company’s foreign subsidiaries Trivento and Fetzer Vineyards.

At a meeting held on September 27, 2012 the Committee received officers from the Corporate Governance Center of the Pontificia Universidad Católica de Chile in the context of services rendered by such entity to evaluate improvements in the corporate governance practices of the Company.

At a meeting held on October 22, 2012, the Committee evaluated the several steps taken by the management to find and hire a new Internal Corporate General Auditor.

At a meeting held on November 22, 2012 it was submitted for the approval of the Committee the quarterly financial information of the company, which was finally approved and make available to the Board of Director.

At a meeting held on November 29, 2012 the Committee reviewed the company’s remuneration and compensation policy for company’s managers, executives and employees. The Committee approved transactions with related parties and approved the hiring of a new Corporate General Auditor as well.

At the meeting held on December 22, 2012 the Committee checked and approved a report regarding transactions with related parties.

Since April 2011, the members of the Audit Committee have been: Sergio de la Cuadra Fabres, Jorge Desormeaux Jiménez and Rafael Guilisasti Gana. Sergio de la Cuadra Fabres and Jorge Desormeaux Jiménez are independent directors while Rafael Guilisasti is not independent. Mr. Guilisasti is relying on an exemption of the Listing Standards relating to Audit Committees of Rule 10A-3 promulgated under the Exchange Act. See Item 16.D. — “Exemptions from the Listing Standards for Audit Committees.”

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

D. Employees

As of December 31, 2010, 2011 and 2012, the Company’s Chilean operations had 2,732, 2,821 and 2,631 employees, respectively. Personnel employed in the foreign subsidiaries totaled 860 employees as of December 31, 2012. The Company also hires temporary workers during the harvesting season, which in 2012 averaged 1,564 temporary workers.

Seven labor unions represent an aggregate of approximately 768 of the Company’s employees (approximately 166 administrative employees, 78 sales employees and 524 plant employees). Labor relations with unionized personnel are governed by collective bargaining agreements negotiated in 2010–2011 that expire in 2012–2013. The Company believes that it currently has a good working relationship with its labor unions; however, the Company is unable to predict the outcome of any future negotiations with such labor unions. Regarding the contract that expired in 2011, the negotiations were finished and the Company formalized without any problems. There are two contracts that expired in November 2012; both parties intend to negotiate and the Company expects to formalize without any problems.

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

E. Share Ownership

The following table reflects the number of shares owned indirectly by the directors and executive officers and their percentage ownership of the Company at February 28, 2013. Executive officers not listed do not own shares.

Share Ownership of Directors and Senior Management(1)

	No. of Shares Owned	% of Total Subscribed Shares(2)
Eduardo Guilisasti Gana(3)	177,533,786	23.8%
Rafael Guilisasti Gana(3)	177,616,319	23.8%
Pablo Guilisasti Gana(3)	176,795,384	23.7%
Isabel Guilisasti Gana(3)	3,567,442	0.5%
Alfonso Larraín Santa María(4)	81,418,436	10.9%
Francisco Marín Estévez(5)	65,504,911	8.8%
Mariano Fontecilla de Santiago Concha(6)	27,447,239	3.7%
Osvaldo Solar Venegas(7)	187,576	—	(*)
Thomas Domeyko C. (8)	35,049	—	(*)
Cristián Ceppi Lewin (9)	50,294	—	(*)
Carlos Halaby Riadi(10)	224,690	—	(*)
Adolfo Hurtado Cerda(11)	201,000	—	(*)
Enrique Tirado Santelices(12)	10,876	—	(*)
Daniel Durán Urízar(13)	10,286	—	(*)
Giancarlo Bianchetti Gónzalez(14)	50,513	—	(*)
Cristián Goycolea Nagel(15)	21,013	—	(*)
José Jottar Nasrallah(16)	4,205	—	(*)
Paul Konar Elder(17)	7,030	—	(*)

Directors and Executive Officers in the aggregate	375,271,661	50.24%

(1)	Shares held directly and indirectly through investment companies and not individually owned.
(2)	Calculated on the basis of 747,005,982 outstanding shares on February 28, 2013.
(3)	Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”) are the sons of Mr. Eduardo Guilisasti Tagle, the former Chairman of the Company. Isabel Guilisasti Gana is the sister of the Family Principal Shareholders. Mr. Eduardo Guilisasti Tagle died on August 20, 1998. The shares attributed to each Family Principal Shareholder include 87,615,431 and 85,274,628 shares held by Inversiones Totihue S.A. (“Totihue”) and Rentas Santa Bárbara S.A. (“Santa Bárbara”), respectively, as well as shares held directly or indirectly by members of such Family Principal Shareholder’s immediate family and affiliated entities. Totihue and Santa Bárbara are controlled by the Family Principal Shareholders pursuant to powers of attorney granted by the board of directors of Totihue and Santa Bárbara. Each power of attorney grants any two Family Principal Shareholders, acting together, the power to, among others, vote or direct the voting of, or dispose or direct the disposition of, the shares held by Totihue or Santa Bárbara, as the case may be. Mr. Eduardo Guilisasti Gana is the Company’s General Manager, Mr. Rafael Guilisasti Gana is the Company’s Vice Chairman and Mr. Pablo Guilisasti Gana is a director of the Company. Ms. Isabel Guilisasti Gana was named Marketing Manager Origin Wines on July, 2004. The address for Mr. Eduardo Guilisasti Gana and Mr. Rafael Guilisasti Gana is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The address for Mr. Pablo Guilisasti Gana is c/o Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile. The address for Ms. Isabel Guilisasti Gana is Viña Concha y Toro S.A., Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The other Family Principal Shareholder, Mr. José Guilisasti Gana, is neither director nor executive officer of the Company. The address for Mr. José Guilisasti Gana is Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile.
67

(4)	Mr. Alfonso Larraín Santa María is the Company’s Chairman of the Board. The number of shares attributed to Mr. Larraín includes 991,849 shares held by his brother Andrés Larraín Santa María and 273,840 shares held by his brother in-law, Carlos Saavedra Echeverría (managers of the Company), shares held by other members of his family and affiliated entities and also includes 26,964,775 shares held by Fundación Cultura Nacional (“Cultura Nacional”). Cultura Nacional is a Chilean non-profit institution which primarily funds grade school religious education. Mr. Alfonso Larraín Santa María is the Chairman of Cultura Nacional. Mr. Larraín’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(5)	Mr. Francisco Marín Estévez is a director of the Company. The number of shares attributed to Mr. Marín includes shares owned by members of his family and affiliated entities. Mr. Marín’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(6)	Mr. Mariano Fontecilla de Santiago Concha is a director of the Company. The number of shares attributed to Mr. Fontecilla includes shares owned by members of his family and affiliated entities. Mr. Fontecilla’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(7)	Mr. Osvaldo Solar Venegas is the Company’s Corporate Administration and Finance Manager. Mr. Osvaldo Solar is Director of Cultura Nacional, foundation that holds 26,964,775 shares of the Company. Mr. Solar’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(8)	Mr. Thomas Domeyko C. is Corporate Export Manager North Zone. Mr. Domeyko’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(9)	Mr. Cristián Ceppi L. is Corporate Export Manager South Zone. Mr. Ceppi’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(10)	Mr. Carlos Halaby R. is Eonology Manager. Mr. Halaby’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(11)	Mr. Adolfo Hurtado C. is General Manager of Viña Cono Sur. Mr. Hurtado’s address is c/o Viña Cono Sur, Avenida Nueva Tajamar 481, Torre Sur, Piso 21, Santiago, Chile.
(12)	Mr. Enrique Tirado S. is Oenology Manager Don Melchor. Mr. Tirado’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(13)	Mr. Daniel Durán U. is Technology and Information Manager. Mr. Durán’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(14)	Mr. Giancarlo Bianchetti G. is General Manager of Fetzer Vineyards. Mr. Bianchetti’s address is c/o Fetzer Vineyards, 12901 Old River Road Hopland, CA, USA 95449.
(15)	Mr. Cristóbal Goycolea Nagel is Marketing Manager for Global Brands. Mr. Goycolea’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(16)	Mr. Jose Jottar Nasrrallah is General Manager of Trivento. Mr. Jottar’s address is c/o Trivento Bodegas y Viñedos S.A., Canal Pescara 9347, Russell C.P. 5517, Maipu, Mendoza, Argentina.
(17)	Paul Konar Elder is General Manager of Viña Maipo and Viña Palo Alto. Mr. Konar’s address is c/o Viña Palo Alto, Virginia Subercaseau 210, Pirque, Santiago, Chile.
(*)	Less than 1%.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company’s only outstanding voting securities are the shares of its Common Stock. According to the Company’s shareholder records, the Company’s 747,005,982 shares of Common Stock outstanding were held by 1,294 shareholders of record as of February 28, 2013. There are no differences in the voting rights of the shareholders. Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.

The principal shareholders of the Company are Inversiones Totihue S.A. (“Totihue”), Rentas Santa Bárbara S.A. (“Santa Bárbara”), Banco Itaú (third party account Chapter XIV), Inversiones Quivolgo S.A., Fundación Cultura Nacional (“Cultura Nacional”), Inversiones GDF S.A., Banco de Chile (third party account Chapter XIV), AFP Cuprum S.A., Constructora Santa Marta Ltda. (“Santa Marta”), Agroforestal e Inversiones Mahiue Ltda., AFP Provida S.A., The Bank of New York (according to Circular 1375 issued by the S.V.S. on February 12, 1998, hereinafter “Circular 1375 S.V.S.,” which states that the Depositary shall be the shareholder of record of the shares underlying the ADS, Inversiones La Gloria Ltda. (“La Gloria”), Banco Santander (third party account Chapter XIV), and AFP Habitat S.A.

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

Direct Share Ownership of Principal Shareholders

	As of December 31st,
	2011		2012		As of February 28, 2013
Principal Shareholders	Owned	Subscribed	Owned	Subscribed	Owned	Subscribed

Inversiones Totihue S.A. (2)	87,615,431	11.73%	87,615,431	11.73%	87,615,431	11.73%
Rentas Santa Bárbara S.A. (2)	85,274,628	11.42%	85,274,628	11.42%	85,274,628	11.42%
Banco Itau Cta de Terceros	25,792,097	3.45%	35,448,446	4.75%	41,131,202	5.51%
Inversiones Quivolgo S.A.(4)	30,163,000	4.04%	30,721,493	4.11%	30,832,693	4.13%
Fundación Cultura Nacional (5)	26,964,775	3.61%	26,964,775	3.61%	26,964,775	3.61%
Inversiones GDF S.A. (6)	24,439,851	3.27%	24,439,851	3.27%	24,492,801	3.28%
Banco de Chile Cta de Terceros	24,571,710	3.29%	26,772,619	3.58%	24,188,798	3.24%
AFP Cuprum S.A. (3)	25,737,588	3.45%	20,611,367	2.76%	22,838,929	3.06%
Constructora Santa Marta Ltda. (7)	22,293,321	2.98%	22,293,321	2.98%	22,293,321	2.98%
Agroforestal en Inv. Maihue Ltda	18,194,054	2.44%	21,781,895	2.92%	21,781,895	2.92%
AFP Provida S.A. (3)	25,737,588	3.45%	21,620,270	2.89%	21,620,270	2.89%
The Bank of New York (1)	20,027,360	2.68%	19,447,260	2.60%	20,791,840	2.78%
Inversiones La Gloria Ltda.(4)	16,082,332	2.15%	16,082,332	2.15%	16,192,081	2.17%
Banco Santander Cta de Terceros	10,385,563	1.39%	29,513,034	3.95%	16,116,479	2.16%
AFP Habitat S.A. (3)	22,155,282	2.97%	16,065,522	2.15%	16,065,522	2.15%
Total Largest 15 Shareholders	465,434,580	62.31%	484,652,244	64.88%	478,200,665	64.02%

Other Shareholders	281,571,402	37.69%	262,353,738	35.12%	268,805,317	35.98%

Total	747,005,982	100%	747,005,982	100%	747,005,982	100%

(1)	Depositary Bank for the ADS.
(2)	Investment Company controlled by the Guilisasti Family (“Family Principal Shareholders”).
(3)	Chilean Pension Fund.
(4)	Investment Company controlled by Mr. Alfonso Larraín Santa María.
(5)	Cultura Nacional is a Chilean non profit institution. Shares are attributed to Mr. Alfonso Larraín, its Chairman.
(6)	Investment Company controlled by Mr. Mariano Fontecilla de Santiago Concha.
(7)	Investment Company controlled by Mr. Francisco Marín Estévez.

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

B. Related Party Transactions

In the ordinary course of its business, the Company engages in transactions with its affiliates. In addition, the Company has engaged in transactions with directors and executive officers of the Company. A detail of transactions realized with subsidiaries or related parties is presented in Note 9 to the Consolidated Financial Statements – Balances and Transactions with Related Parties–. The principal transactions with such related parties during the last three fiscal years are as follows:

Viñedos Emiliana. Viñedos Emiliana is a Chilean corporation (sociedad anónima abierta) which produces wines for export and domestic markets and is listed on the Chilean Exchanges. Viñedos Emiliana was originally a subsidiary of the Company until 1986, when the Company distributed shares of Viñedos Emiliana to the Company’s then existing shareholders. Although Viñedos Emiliana is a separate corporation, the Company and Viñedos Emiliana remain under common control. Certain principal shareholders of the Company own directly and indirectly approximately 57.39% of Viñedos Emiliana’s outstanding capital stock and, additionally, the Company and Viñedos Emiliana have other common shareholders. Viñedos Emiliana’s six-member Board of Directors includes one of the Company’s seven directors (Rafael Guilisasti Gana). Viñedos Emiliana and the Company have various business dealings, the most significant of which are described below.

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

In 2012, the Company recognized Ch$482 million in revenues from Viñedos Emiliana, or 0.11% of total revenues, including mainly revenues from sales in bottling fees and sales of raw materials. In 2012, the Company paid Viñedos Emiliana Ch$460 million in licensing fees. The Company recognized revenues from Viñedos Emiliana of Ch$814 million and Ch$928 million, in 2011 and 2010 respectively. The Company paid Viñedos Emiliana Ch$573 and Ch$295 million, in 2011 and 2010 respectively.

From time to time, the Company engages in other transactions with Viñedos Emiliana, including purchases of wine in bulk at market prices, grapes and other raw materials. In 2012, 2011 and 2010 total purchases from Viñedos Emiliana totaled Ch$824 million, Ch$786 million and Ch$508 million respectively.

Frutícola Viconto (“Frutícola”). Frutícola is the Company’s principal customer for fruit. In 2012, 2011 and 2010 the Company sold Ch$10.5 million, Ch$10.0 million and Ch$9.7 million, respectively, of fruit to Frutícola for export. The Company also purchases grapes from Frutícola for vinification. In 2012 and 2010, the Company did not purchase any fruit from Frutícola In 2011 the Company purchased Ch$37.8 million of grapes from Frutícola. Frutícola is a Chilean corporation (sociedad anónima abierta) listed on the Chilean Exchanges. Frutícola was formerly a subsidiary of the Company until 1986 when the Company distributed Frutícola shares to the Company’s then existing shareholders.

The Company and Frutícola are under common control. Two of the Company’s seven directors are members of Frutícola’s seven-member Board of Directors (Rafael Guilisasti Gana and Pablo Guilisasti Gana). Mr. Andrés Larraín Santa María, the Company’s Agricultural Manager and Mr. Felipe Larraín Vial, son of the Company’s Chairman, are also directors of Frutícola. Certain Principal Shareholders directly and indirectly own approximately 56.09% of the outstanding common stock of Frutícola.

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

Industria Corchera is the primary cork supplier for the Company. The Company purchased Ch$5,280 million, Ch$5,568 million and Ch$6,853 million of cork and other raw material from Industria in 2012, 2011 and 2010 respectively. The Company believes that the price and terms it receives from Industria Corchera are equivalent to those available from its other cork suppliers. Mr. Osvaldo Solar Venegas, the Company’s CFO is director of Industria Corchera.

Viña Almaviva. Viña Almaviva is a 50-50 joint venture company between the Company and Baron Philippe de Rothschild. The Company purchases from Almaviva used French oak barrels (used during one aging season) and the Almaviva wine that is sold in Chile through Comercial Peumo. Total purchases from Almaviva in 2012, 2011 and 2010 were Ch$197 million, Ch$807 million and Ch$583 million respectively. In addition, the Company sells to Almaviva raw materials and services. Sales to Almaviva totaled in 2012, 2011 and 2010, Ch$173 million, Ch$122 million and Ch$125 million respectively.

Excelsior Wine Company. On July 13, 2011, Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. entered into an agreement with Banfi Vintners, former distributor of Concha y Toro’s product in United States, to create a new company between them, called Excelsior Wine Company, LLC. to be registered in Delaware State, US. Excelsior Wine Company, LLC. will be managed by Banfi and VCT USA, Inc. Excelsior Wine Company, LLC. distributes in the United States the Chilean wines of Concha y Toro and the Argentine wines of Trivento. Also, it distributes the brands “Little Black Dress” and “Five Rivers” that belong to our subsidiary in California, Fetzer Vineyards. Sales to Excelsior totaled Ch$27,990 million in 2012 and Ch$13,942 million in 2011.

Related Transaction With Entities in Which the Directors and Executive Officers Have an Equity Interest. The Company purchases small quantities of grapes, plants and other services from entities in which several of its directors, executive officers or members of their families have interests. In 2012, 2011 and 2010, the Company purchased an aggregate of approximately Ch$5,267 million, Ch$5,089 million and Ch$3,647 million respectively, of such goods and services from such entities, and sold grapes and other services to these entities for Ch$ 22 million in 2012, Ch$ 200 million in 2011 and Ch$ 166 million in 2010.

Other. Besides formal requirements, Title XVI and Article 147, in particular, of the Chilean Corporation Law requires any related party transaction to be in Company’s interest and subject to terms and conditions customarily prevailing in the market at the time of its approval. Directors, managers and principal officers of companies that violate Article 147 are liable for losses resulting from such violation. In addition, Article 147 of the Chilean Corporation Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be immediately informed by the compromised Director to the boards of directors and shall only be approved if the absolute majority of the directors consider that the transaction is beneficial for the social interest. Chilean law requires that an interested director abstain from voting on such a transaction. If the absolute majority of the director is obliged to abstain for voting on any particular transaction, the transaction shall only be approved unanimously by the not involved directors or by an a extraordinary shareholders meeting. See Item 10 — “Additional Information — Memorandum and Articles of Incorporation— Directors” for further information relating to conflict of interest transactions. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholder’s meeting. Violation of Article 147 may result in administrative or criminal sanctions and civil liability to the Company and shareholders or interested third parties who suffer losses as a result of such violation. The Company believes that it has complied with the requirements of Article 147 in all transactions with related parties during fiscal year 2012.

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

Wine Exports

Viña Concha y Toro and its subsidiaries export from Chile to 137 countries. Concha y Toro is the largest exporter in Chile. The Company also exports wine from Argentina through the subsidiary, Trivento. Trivento is the fourth largest wine exporter by volume in Argentina. See “Item 4: Information on the Company — Company Sales — Argentina”.

The following table presents wine exports by volume, in Chilean pesos and as a percentage of total sales for the last three years.

Exports by Volume and Value
	2010	2011	2012
Exports (thousand – liters)	187,819	180,634	185,849
% of total sales	70.2%	66.7%	67.6%
Exports (Ch$ million)	278,414	279,444	294,924
% of total sales	74.4%	66.1%	65.5%

Legal and Arbitration Proceedings

The Company is not involved in any litigation or arbitration proceedings which, if determined adversely to the Company, individually or in the aggregate, would have a material adverse effect on the Company and its subsidiaries taken as a whole, nor to the Company’s knowledge are any such proceedings threatened.

The subsidiary of the Company in Argentina, Trivento Bodegas y Viñedos S.A, is involved in three legal procedures with the Argentinean Federal Tax Bureau (“AFIP”). AFIP has challenged Trivento’s revenue declarations for years 2002, 2003, 2004, 2005 and 2006. If the court ultimately decides against Trivento, Trivento could be required to pay an aggregate amount equivalent to approximately Ch$ 3,680 million (approx. US$ 7.7 million).

The subsidiary of the Company in Brazil, VCT Brasil Importación y Exportación Limitada, has been challenged by the Secretaria da Fazenda do Estado de São Paulo. This institution is demanding the reimbursement of unpaid ICMS-ST (local VAT). VCT Brasil Importación y Exportación Limitada is preparing it defense in local courts. If finally local courts decide against VCT Brasil Importación y Exportación Limitada, VCT Brasil Importación y Exportación Limitada could be required to pay an aggregate amount equivalent to approximately Ch$ 15,729 million (approx. US$ 32.8 million).

Policy on Dividend Distributions

In accordance with Chilean law, the Company must distribute cash dividends equal to at least 30% of the Company’s annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of the shares and unless and to the extent that the Company has accumulated losses. If there is no net income in a given year, the Company may elect, but is not legally obliged, to distribute dividends out of retained earnings. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADS may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash.

The Company’s dividend policy approved at the general shareholders’ meeting is to distribute 40% of net earnings excluding the eargings generated by Fetzer. For fiscal year 2012, interim dividends Nos. 248, 249 and 250 of Ch$3.00 per share were paid on September 28, 2012, December 28, 2012 and March 28, 2013, respectively. A final dividend No. 251 of Ch$7.1 per share was declared to pay on May 22, 2013 against the profits of the 2012 fiscal year. Total dividends disbursed against the profits of 2012 fiscal year 40% of the earnings, excluding the eargings generated by Fetzer.

For fiscal year 2013, the Board approved to pay three provisional dividends of Ch$3.0 per share, charged against the profits for fiscal year 2013. These will be paid on September, 2013, December, 2013 and March, 2014, while the remaining profits up to a limit of 40% of the earnings (excluding the eargings generated by Fetzer) shall be disbursed in May 2014.

The above detailed dividend policy is the Board’s intent; however, fulfillment thereof will be contingent on cash flows. Consequently, at the annual shareholders’ meeting, the Board shall solicit shareholder approval to modify the amounts and payment dates should the necessity arise.

The following table sets forth the dividends paid per share of common stock in respect of each of the years indicated:

Total Dividends Paid
Fiscal year,	Ch$ per share (1)
2006	9.00
2007	18.95
2008	19.55
2009	23.70
2010	22.45
2011	26.00
2012	16.10

(1)	Dividends per share are expressed in pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year. The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.

Significant Changes

No significant changes have occurred since the date of our last annual financial statements.

ITEM 9:	THE OFFER AND LISTING

Prior to the offerings of the ADS and the shares of Common Stock in October 1994, there was no public market for such securities in the United States. The Common Stock is currently traded on the Chilean Exchanges. In 2012, trading on the Santiago Stock Exchange accounted for approximately 94% of the trading volume of the Common Stock in Chile. The ADS are listed on the New York Stock Exchange and trade under the symbol “VCO.”

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

Annual High and Low Closing Sale Prices
	Chilean Pesos		U.S. Dollars Per
	Per Shares(2)		ADS(3)
Year Ended December	High	Low	High	Low

2007	1375.0	800.0	55.16	29.81
2008	1132.7	780.0	43.35	26.01
2009	1200.1	931.0	45.00	28.50
2010	1300.0	1010.0	50.98	39.00
2011	1296.0	842.0	54.44	32.55
2012	1161.7	874.1	47.46	33.36

*On October 3, 2005 the ratio of 1 ADR to common stock changed from 1:50 to 1:20

Quarterly High and Low Closing Sale Prices
	Chilean Stock Trading			ADR Trading
		Chilean Pesos			U.S. Dollars Per
		Per Shares(2)			ADS(3)
	Share			Share
Year Quarter	Volume(000)(1)	High	Low	Volume(3)	High	Low
2011
1st Quarter	36,877.92	1,180.6	970.0	253,338	49.08	40.25
2nd Quarter	43,812.91	1,296.0	1,100.0	283,625	54.44	46.57
3rd Quarter	41,120.21	1,250.0	872.0	265,169	54.19	33.87
4th Quarter	33,251.40	1,020.0	842.0	283,683	42.25	32.55
2012
1st Quarter	33,777.2	1,161.7	990.4	214,215	47.36	37.60
2nd Quarter	57,619.6	1,151.0	874.1	363,443	47.46	33.36
3rd Quarter	36,009.9	1,012.5	910.3	181,353	42.00	37.26
4th Quarter	25,744.6	1,035.9	921.4	135,493	44.79	37.88

Month ended
September, 2012	15,112.25	1,002.6	932.4	58,645	42.00	38.39
October, 2012	9,122.48	1,035.9	935.2	47,732	44.79	38.71
November, 2012	8,562.34	992.5	921.4	51,202	41.36	38.70
December, 2012	8,059.81	971.7	921.6	36,559	41.00	37.88
January, 2013	37,468.47	960.0	915,6	58,211	40.88	38.70
February, 2013	36,087.28	990.0	940,0	128,513	41.88	39.87

*On October 3, 2005 the ratio of 1 ADR to common stock changed from 1:50 to 1:20.  This means that the ADR price US$34.24 for the new ratio corresponds to 85.60 on the former ratio.

(1)	Source: Volume traded in the Santiago Stock Exchange, the Chilean Electronic Exchange and the Valparaiso Stock Exchange.
74

(2)	Source: Santiago Stock Exchange. Chilean pesos per share reflect nominal price at trade date.

(3)	Source: Monthly Report-The Bank of New York. Reflects actual high/low closing prices.

According to the Company’s records, as of February 28, 2013, there were 1,294 holders of record of the Common Stock. Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.

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

If the conflicting interest transaction does not involve a “material amount,” the transaction shall be executed only with the previous approval of the Board of Directors. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of March 31, 2013, approximately Ch$ 45.7 million) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of March 31, 2013, approximately Ch$ 457.4 million) regardless of the size of the transaction. The same procedure shall be applicable in case the transaction complies with the Company’s habitual policies and in if the Company owns directly or indirectly at least the 95% of the other party in the transaction.

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

The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of Ch$ 4.72 million approximately (US$10,000)); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (i.e., payments regarding import and export transactions, etc.).

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

Cash Dividends and Other Distributions

Cash dividends paid by the Company with respect to the ADS or shares of Common Stock held by a foreign holder will be subject to a 35% Chilean withholding tax (the “Withholding Tax”), which will be withheld and paid to the Chilean Treasury by the Company. Chile has an imputation tax system. A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the “First-Category Tax”); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. From 1991 until 2001, the First-Category Tax rate was 15% resulting in an effective dividend withholding tax rate of approximately 23.52%. For 2002, the First-Category Tax rate was 16% resulting in an effective dividend withholding tax rate of approximately 22.62% and for year 2003 the First-Category Tax rate was 16.5%. From year 2004 until 2010 the First-Category Tax rate was 17%, resulting in an effective dividend withholding tax rate of approximately 21.69%. For year 2011, the First-Category Tax rate was 20%, resulting in an effective dividend withholding tax rate of approximately 18.75%. For year 2012, the First-Category Tax rate was 18.5%, resulting in an effective dividend withholding tax rate of approximately 20.25%. From year 2013 onwards, the First-Category Tax rate is set back at 20%, with the resulting effective dividend withholding tax rate of approximately 18.75%.

The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a non-resident holder, assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 20% and a distribution of 50% of the net income of the Company distributable after payment of the First-Category Tax:

Company taxable income	200.0
First-Category Tax (20% of Ch$200)	(40.0)
Net distributable income	160.00
Dividend distributed (50% of net distributable income)	80.00
Gross Up to compute Withholding Tax: Ch$80.00 plus Ch$20.0 First Category Tax effectively paid	(100.00)
Withholding Tax Rate 35% of Ch$100.00 equal to Ch$35; minus credit for 50% of First Category Tax (20%)	15.0
Net withholding tax	(15.0)
Net dividend received	65.00
Approximate effective dividend withholding rate (15.0/80.0)	18.75%

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

Effective dividend Withholding Tax rate = (Withholding Tax rate (35)) - (First-Category Tax rate (20))

100 - (First-Category Tax rate (20))

Under Chilean income tax law, dividends generally are assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of First-Category Tax that was paid by the Company. For years prior to 1991, the First-Category tax was 10%. Although this reduced First-Category Tax resulted in relatively greater amounts of distributable post-tax income for those years, the credit against the Withholding Tax for the First-Category Tax paid by the Company for those years will commensurably be diminished. Distributions of profits made with retained profits of those years, therefore, resulted in an effective dividend withholding tax rate of approximately 27.8%. Distributions of profits made with retained earnings of years 2002 and 2003, resulted or will result in an effective dividend withholding tax rate of approximately 23.52% and 22.62%, respectively. For distributions of profits generated during year 2004 until 2010, the effective dividend withholding tax is approximately 21.69%. For distributions of profit generated on year 2011, the effective dividend withholding tax was approximately 18.75%. For distributions of profits generated on year 2012, the effective dividend withholding tax was 20.25%, while with the 20% tax applicable from 2013 onwards, the effective withholding tax rate is 18.75%, as described above.

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

The requirements of Article 107 of the Chilean Income Tax Law are: (i) the share at the time of sale must have a market presence (as recently defined in General Ruling No. 327 issued by the Chilean Superintendence of Securities on January 17, 2012, which replaces previous General Ruling No. 103, issued in year 2001). In case the market presence of the share was lost, the sale must be made within the following 90 days after the loss of the share’s market presence; (ii) the share must have been acquired and sold after April 19, 2001 (as per former Article 18 ter); and (iii) the acquisition and sale must have been made, among others, in a Chilean stock exchange market authorized by the Chilean Superintendence of Securities. We highlight that the acquisition and sale in a foreign stock exchange market was considered in Article 18 ter, but excluded in new Article 107.

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

Interest Rate Risk

The Company’s exposure to interest rate risk relates to its debt obligations. As of December 31, 2012 the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted to Ch$267,199 million of which, as of December 31, 2012, Ch$99,430 million is short term debt and Ch$167,769 million is long term debt with maturities through 2018 for its bank debt and 2026 for the bond debt.

As of December 31, 2012, 69% of the debt has a fixed-rate and is denominated in Chilean pesos, Sterling Pounds, Brasilian Reais, Euros and Argentine pesos, the rest is covered with hedging instruments. The fair market value of total bank debt, as of December 31, 2012, does not significantly differ from the value at which it is listed in the Consolidated Financial Statements. The interest rate risk arises from the uncertainty regarding interest rate at which the Company can refinance its short term debt given the current uncertainty in the global financial markets.

The following table lists the cash flows related to interest payments, amortization of debt obligations and related interest rates by fiscal year maturing with respect to the Company’s debt obligations. Interest rates disclosed represent the weighted average rates of the portfolio at year-end and fairly represent the approximate average annual interest rates for each of the years of maturity.

Interest Bearing Debt As of December 31, 2012
(in million of Ch$)
Expected Maturity Date

Short-Term and Long-Term Debt		Average Interest Rate %	2013 Mn.Ch$	2014 Mn.Ch$	2015 Mn.Ch$;	2016 Mn.Ch$	2017 Mn.Ch$	There after Mn.Ch$	Total Mn.Ch$	Fair Value Total Debt Mn.Ch$
U.S. Dollar	Fixed Rate	3.34%	26,905	28,804	16,185	7,199	7,199	12,000	98,292	104,428
U.S. Dollar	Variable Rate	1.44%	61,185	7,335	4,662	4,662	3,840	1,920	83,604	84,813
BRL	Fixed Rate	9.85%	1,184	—	—	—	—	—	1,184	1,214
Ch$(UF)	Fixed Rate	3.88%	3,172	3,829	4,971	16,392	14,108	34,262	76,734	76,776
ARG$	Fixed Rate	14.59%	6,984	174	174	53	—	—	7,385	7,231
Total			99,430	40,142	25,992	28,306	25,147	48,182	267,199	274,462

By comparison, as of December 31, 2011 the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted to Ch$222,893 million of which, as of December 31, 2011, Ch$49,647 million was short term debt and Ch$173,246 million was long term debt. As of December 31, 2011, most of the financed debt had a fixed-rate with maturities through 2026 as presented in the table below.

Interest Bearing Debt As of December 31, 2011
(in million of Ch$)
Expected Maturity Date

Short-Term and Long-Term Debt		Average Interest Rate %	2012 Mn.Ch$	2013 Mn.Ch$	2014 Mn.Ch$;	2015 Mn.Ch$	2016 Mn.Ch$	There after Mn.Ch$	Total Mn.Ch$	Fair Value Total Debt Mn.Ch$
U.S. Dollar	Fixed Rate	3.07%	23,581	15,316	28,556	7,788	7,788	20,768	103,797	109,227
U.S. Dollar	Variable Rate	1.62%	4,474	27,258	7,935	5,043	5,043	6,231	55,984	56,946
Ch$	Fixed Rate	6.29%	5,351	—	—	—	—	—	5,351	5,357
BRL	Fixed Rate	10.98%	1,404	—	—	—	—	—	1,404	1,444
Ch$ (UF)	Fixed Rate	4.10%	2,941	2,623	3,738	4,852	4,852	24,917	43,923	49,222
ARG$	Fixed Rate	12.01%	4,847	211	131	131	65	—	5,385	5,207
GBP	Fixed Rate	2.35%	2,867	—	—	—	—	—	2,867	2,877
EUR	Fixed Rate	2.28%	3,903	—	—	—	—	—	3,903	3,912
Total			49,368	45,408	40,360	17,814	17,748	51,916	222,614	234,192

ARG$ (Leasing)	Fixed Rate	15.78%	279	—	—	—	—	—	279	270
Total			49,647	45,408	40,360	17,814	17,748	51,916	222,893	234,462
89

Exchange Rate Risk

The primary exchange rate risk that the Company faces is the depreciation of the peso against the various currencies in which Company’s revenues are denominated. The Company’s export sales are primarily denominated in U.S. dollars, Euros, Pounds Sterling, Canadian dollars, Brazilian reais and Swedish and Norwegian crowns. During 2012 and 2011, 78.8% and 77.4%, respectively, of the Company’s total revenues were related to foreign currency. This risk is partly offset by the natural hedge resulting from approximately 35% of the Company’s costs and expenses being denominated in foreign currency, primarily U.S. dollars.

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

In addition, domestic sales of the Company’s Argentine subsidiaries are denominated in Argentine pesos –which represent 1.7% of total sales of the Company and would therefore be affected by the devaluation of the local currency. To manage this risk the Company maintains debt in Argentine pesos.

The following table sets forth the Company’s assets and liabilities subject to exchange rate risk as of December 31, 2012. The value of these foreign currency denominated assets and liabilities are represented in millions of Chilean pesos at the applicable exchange rate on December 31, 2012, which is included in the final row of the table.

Assets and Liabilities Subject to Foreign Exchange Risk
As of December 31, 2012
(in million of Ch$/except Exchange Rate)

Applicable Currency of Asset/Liability	USD(1)	EUR(2)	GBP(3)	CAD(4)	ARS(5)	SEK(6)	NOK(7)	BRL(8)	MXN(9)	ZAR(10)
Cash	2,552	83	1,470	370	122	524	190	2,357	923	9
Derivatives Contracts Current	4,119	1,904	2,187	129	291	17	5	48	35	—
Other Assets Current	38,388	11,604	33,665	3,449	17,798	7,835	2,592	15,927	8,604	6
Property, Plant and equipment	35,363	—	—	—	—	—	—	—	—	—
Derivatives Contracts Non Current	5,773	2,145	990	565	—	—	—	—	—	—
Other Assets Non Current	45,064	—	—	—	1,151	—	1	684	53	—
Total Assets	131,259	15,736	38,312	4,513	19,362	8,376	2,788	19,016	9,615	15
Derivative Contracts Current	2,012	273	895	140	—	128	24	186	29	—
Current Liabilities	107,977	2,803	6,987	1,143	12,693	3,095	1,669	4,452	4,190	4
Derivative Contracts Non Current	1,097	48	476	204	—	—	—	—	—	—
Long-Term Liabilities	94,099	—	—	5	435	—	—	—	—	—
Total Liabilities	205,185	3,124	8,358	1,492	13,128	3,223	1,693	4,638	4,219	4

Exchange Rate	479.96	634.45	775.76	482.27	97.70	73.77	85.93	234.98	36.94	56.67

(1)	USD: U.S. dollar

(2)	EUR: Euro

(3)	GBP: Pound sterling

(4)	CAD: Canadian dollar

(5)	ARS: Argentine peso

(6)	SEK: Swedish crown

(7)	NOK: Norwegian crown

(8)	BRL: Brazilian real

(9)	MXN: Mexican peso

(10)	ZAR: South African rand

By comparison, the following table represents the Company’s assets and liabilities subject to exchange rate risk as of December 31, 2011.

Assets and Liabilities Subject to Foreign Exchange Risk
As of December 31, 2011
(in million of Ch$/except Exchange Rate)

Applicable Currency of Asset/Liability	USD(1)	EUR(2)	GBP(3)	CAD(4)	ARS(5)	SEK(6)	NOK(7)	BRL(8)	MXN(9)	ZAR(10)
Cash	3,261	203	491	29	480	1,122	1,013	320	—	—
Derivatives Contracts Current	4,119	1,904	2,187	129	291	17	5	48	—	—
Other Assets Current	42,518	11,986	24,833	3,325	18,652	7,623	2,101	15,543	292	—
Property, Plant and equipment	37,761	—	—	—	—	—	—	—	—	—
Derivatives Contracts Non Current	5,773	2,145	990	565	—	—	—	—	—	—
Other Assets Non Current	22,812	2,224	458	314	868	13	1	403	—	—
Total Assets	116,244	18,462	28,043	3,734	20,291	8,775	3,120	16,314	292	—
Derivative Contracts Current	2,012	273	895	140	—	128	24	186	—	—
Current Liabilities	44,104	6,663	8,631	993	12,067	2,653	1,578	4,241	—	—
Derivative Contracts Non Current	1,098	48	476	204	—	—	—	—	—	—
Long-Term Liabilities	133,696	185	228	—	539	—	—	—	—	—
Total Liabilities	180,910	7,169	10,230	1,337	12,606	2,781	1,602	4,427	—	—

Exchange Rate	519.20	672.97	805.21	511.12	120.74	75.49	87.00	278.23	37.18	—

(1)	USD: U.S. dollar

(2)	EUR: Euro

(3)	GBP: Pound sterling

(4)	CAD: Canadian dollar

(5)	ARS: Argentine peso

(6)	SEK: Swedish crown

(7)	NOK: Norwegian crown

(8)	BRL: Brazilian real

(9)	MXN: Mexican peso

(10)	ZAR: South African rand

Commodity Price Risk

The Company relies on outside vineyards for supplies of grapes and bulk wine. Grapes purchased from outside vineyards are subject to fluctuation in price and quality and generally cost more than grapes from the Company’s vineyards.

In 2012, 65% of the grapes used in the production of its premium, varietal, bi-varietals and sparkling wines were purchased by the Company from independent growers in Chile. Additionally, in 2012, the Company purchased the grapes and bulk wine required to produce approximately 72% of the popular wines sold by the Company. Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations. As of December 31, 2012, the Company did not hold any grape price-sensitive instrument.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D.     American Depositary Shares

D.3.  Fees and expenses

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or deposited securities or a distribution of ADSs), whichever applicable:

•	taxes and other governmental charges,

•	such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to the name of the Bank of New York Mellon (“the Depositary”) or its nominee or the agent of the Depositary or its nominee on the making of deposits or withdrawals hereunder,

•	such cable, telex and facsimile transmission expenses as are expressly provided in the agreement between the Company and the Depositary

•	such expenses as are incurred by the Depositary in the conversion of foreign currency,

•	a fee not in excess of Ch$2,400 (aprox. US$5.00) or less per 100 ADS (or portion thereof) for the execution and delivery of ADRs and the surrender of ADRs,

•	a fee for and deduct such fee from, the distribution of proceeds of sales of securities or rights, such fee being in an amount equal to the fee for the issuance of ADS which would have been charged as a result of the deposit by owners of securities (for purposes of this clause 6 treating all such securities as if they were shares) or shares received in exercise of rights distributed to them, but which securities or rights are instead sold by the Depositary and the net proceeds distributed.

The Company will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with the agreements in writing entered into the Depositary and the Company from time to time.

D.4. Amounts payable by the depositary to the Company

Fees Incurred in Past Annual Period

Under the fee agreement between us and the Depositary, the Depositary agrees to pay certain fees relating to the maintenance of the ADRs. Certain fees we encounter related to our ADRs are reimbursed to us by the Depositary. From January 1, 2012 to December 31, 2012, we received from the Depositary Ch$ 20.2 million (aprox. US$42,000) corresponding to the annual stock exchange listing fees.

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

(a) Disclosure Controls and Procedures. The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” for the year ended December 31, 2012. Nevertheless, there are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure as of the end of the period covered by this report.

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

The Company’s management, with the assistance of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on the evaluation under these criteria, management has concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by KPMG Auditores Consultores Ltda., an independent registered public accounting firm, as stated in their attestation report which is included herein.

(c) Attestation Report of the Registered Public Accounting Firm See page F-2 of this Annual Report for the attestation report on the effectiveness of the Company’s internal control over financial reporting of KPMG Auditores Consultores Ltda., the Company’s independent registered public accounting firm. Their attestation report is included with the Consolidated Financial Statements filed as part of this Annual Report.

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

As of June 2004, the Company has disclosed its first code of ethics to reflect SEC rules and other proposed regulations that were adopted by the Company’s board of directors, officers and employees. All of the Company’s officers and employees accepted the provisions of the code of ethics, which governs the actions of everyone who works for the Company, including the employees of the Company’s subsidiaries.

On May 31, 2012, the Board of Directors approved a new and updated version of the Code of Ethics and Conduct of Viña Concha y Toro and its subsidiaries. The Code summarizes those principles and ethical values and minimum behavior in which must be framed directors, officers and employees of Concha y Toro and its subsidiaries, without exception. The Company’s code of ethics deals primarily with the following issues:

•	Duties of director, managers and personnel;

•	Compliance with labor law and labor rights;

•	Relationship with clients and suppliers;

•	Conflict of interests;

•	Use of property and information;

•	Privileged information;

•	Independence;

•	Punitive liability of the Company;

•	Fair behavior; and

•	Compliance with environment, health and safety laws and regulations.

The Code of Ethics and Conduct is based on the Company defined as one of its essential for development activities, in each processing stage, distribution and sale of products, each of the directors, executives and employees comply with the rules and regulations of the jurisdiction in which they operate. Also, Viña Concha Toro and requires its directors, officers and employees know and full commitment to the ethical values of the Company in the pursuit of excellence and transparency. The Code of Ethics and Conduct is available on the website of the Company.

A copy of the Company’s code of ethics of 2012 is available on its website (www.conchaytoro.com). The Company undertakes to provide to any person without charge, upon request, a copy of the Company’s code of ethics.

ITEM 16.C:	PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

Aggregate fees for professional services rendered by KPMG Auditores Consultores Ltda. (“KPMG”), our independent registered public accounting firm, in each of the last three fiscal years, in each of the following categories are:

	2010 ThCh$	2011 ThCh$	2012 ThCh$
Audit Fees	189,979	278,669	413,612
Audit-related fees	—	53,640	—
Tax Fees	12,028	16,610	—
All others fees	—	—	—
Total	202,007	348,919	413,612
95

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

Mr. Rafael Guilisasti is an affiliate of the Company or a representative of such an affiliate. Mr. Rafael Guilisasti has observer status only on the Audit Committee and is not a voting member or the chair of the committee. He also does not serve as an executive officer of the Company. Therefore, he relies on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act. We do not believe that his status as an affiliate materially adversely affects the ability of our Audit Committee to act independently or to satisfy the other requirements of the listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act. See Item 6.C. — “Board Practices.”

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

Independent Directors on the Board of Directors

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

Directors’ Committee and Audit Committee

According to the NYSE, listed U.S. companies must have an audit committee consisting of a minimum of three independent directors who are financially literate and at least one who is a designated financial expert. Chilean law requires open stock companies with a market capitalization greater than UF 1.5 million (approximately Ch$ 34,304 million or US$71.5 million) and at least 12.5% of its shares issued with voting rights are held by individual shareholders who control or have less than 10% such shares, such as the Company, to have a Directors’ Committee, composed of three directors who meet the independence requirements under Chilean law (as described below). The Company has a Directors’ Committee, composed of a majority of independent directors as required by Chilean law, which also performs the functions of the Audit Committee required by the NYSE. For the non-independent director on the Directors’ Committee, the Company relies on an exemption of the NYSE listing standards relating to Audit Committees of Rule 10A-3 promulgated under the Exchange Act. Chilean law has no requirement for members to be financial experts.

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

Corporate Governance Guidelines

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

ITEM 17:	FINANCIAL STATEMENTS

See Item 18 — “Financial Statements.”

ITEM 18:	FINANCIAL STATEMENTS

The following financial statements, together with the reports of KPMG Auditores Consultores Ltda. are filed as part of this Annual Report:

ITEM 19:	EXHIBITS

List of Exhibits

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

2.1*	Form of Deposit Agreement among the Company, The Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, filed as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

2.2*	Form of Foreign Investment Contract among the Company, The Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADS and ADRs (with English translation), filed as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

2.3*	Central Bank of Chile Chapter XXVI, filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.
99

3.1*	Agency Agreement dated as of August 31, 1993 between the Company and Banfi Products Corporation, filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.2*	English Translation of Powers of Attorney granted by the Board of Directors of Inversiones Totihue S.A. to Family Principal Shareholders filed as Exhibit 3.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.3*	English Translation of Powers of Attorney granted by the Board of Directors of Rentas Santa Bárbara S.A. to Family Principal Shareholders filed as Exhibit 33 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.4*	English Translation of Shareholders Agreement, dated August 20, 1999, entered into by Guilisasti family and other affiliated parties relating to, among others, the transfer and voting of Common Stock filed as Exhibit 3.4 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1999.

4.1*	English Translation of the Shareholders’ Agreement, dated June 30, 1997, entered into by Viña Concha y Toro S.A. and Baron Philippe de Rothschild, relating to the creation of Viña Almaviva S.A. filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

4.2*	English Translation of the Shareholders’ Agreement, dated November 15, 2000, entered into by Viña Concha y Toro S.A. and Amorim & Irmaos, S.G.P.S. S.A. relating to, among others, the transfer and voting of common stock and the management and administration of Industria Corchera, S.A. filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

4.3*	Stock Purchase Agreement, dated March 1, 2011, entered into by Viña Concha y Toro S.A. and Brown- Forman Corporation relating to the acquisition of Fetzer Vineyards.

4.4*	Limited Liability Company Agreement of Excelsior Wine Company, LLC dated July 14, 2011, entered into by VCT USA Inc, a fully owned subsidiary of Viña Concha y Toro and Banfi Chile LLC, a fully owned subsidiary of Banfi Products Corporation.

8.1*	List of Significant Subsidiaries. Our significant subsidiaries, their jurisdictions of incorporation and the names under which they do business are identified in Item 4 “Information on the Company — Organizational Structure.”

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley (filed herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporates it by reference.)

*Previously filed.
100

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIÑA CONCHA Y TORO S.A.
Registrant

By:
	Name:	Eduardo Guilisasti G.
	Title:	Gerente General/
General Manager
(Chief Executive Officer)

	Date:	April 30, 2013

By:
	Name:	Osvaldo Solar V.
	Title:	Gerente Corporativo de Administración y Finanzas/
Corporate Chief Financial Officer
(Chief Financial Officer)

	Date:	April 30, 2013

EXHIBIT INDEX

Exhibit Number

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

2.1*	Form of Deposit Agreement among the Company, The Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, filed as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

2.2*	Form of Foreign Investment Contract among the Company, The Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADS and ADRs (with English translation), filed as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

2.3*	Central Bank of Chile Chapter XXVI, filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.1*	Agency Agreement dated as of August 31, 1993 between the Company and Banfi Products Corporation, filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.2*	English Translation of Powers of Attorney granted by the Board of Directors of Inversiones Totihue S.A. to Family Principal Shareholders filed as Exhibit 3.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.3*	English Translation of Powers of Attorney granted by the Board of Directors of Rentas Santa Bárbara S.A. to Family Principal Shareholders filed as Exhibit 3.3 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.4*	English Translation of Shareholders Agreement, dated August 20, 1999, entered into by Guilisasti family and other affiliated parties relating to, among others, the transfer and voting of Common Stock filed as Exhibit 3.4 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1999.

4.1*	English Translation of the Shareholders’ Agreement, dated June 30, 1997, entered into by Viña Concha y Toro S.A. and Baron Philippe de Rothschild, relating to the creation of Viña Almaviva S.A. filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

Exhibit Number

4.2*	English Translation of the Shareholders’ Agreement, dated November 15, 2000, entered into by Viña Concha y Toro S.A. and Amorim & Irmaos, S.G.P.S. S.A. relating to, among others, the transfer and voting of common stock and the management and administration of Industria Corchera, S.A. filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

4.3*	Stock Purchase Agreement, dated March 1, 2011, entered into by Viña Concha y Toro S.A. and Brown-Forman Corporation relating to the acquisition of Fetzer Vineyards.

4.4*	Limited Liability Company Agreement of Excelsior Wine Company, LLC dated July 14, 2011, entered into by VCT USA Inc, a fully owned subsidiary of Viña Concha y Toro and Banfi Chile LLC, a fully owned subsidiary of Banfi Products Corporation.

8.1*	List of Significant Subsidiaries. Our significant subsidiaries, their jurisdictions of incorporation and the names under which they do business are identified in Item 4“Information on the Company — Organizational Structure.”

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of Sarbanes- Oxley (filed herewith).

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of Sarbanes- Oxley (filed herewith).

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley(filed herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporates it by reference.)

*Previously filed.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

Ch$	-	Chilean pesos

ThCh$	-	Thousands of Chilean pesos

USD	-	United States dollars

ThUSD	-	Thousands of United States dollars

UF	-	The UF (Unidad de Fomento) is an inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Chilean Consumer Price Index of the previous month.
F-1

KPMG Auditores Consultores Ltda.	Teléfono	+56 (2) 2798 1000
Av. Isidora Goyenechea 3520, Piso 2	Fax	+56 (2) 2798 1001
Las Condes, Santiago, Chile	www.kpmg.cl

Independent Auditors’ Report

The Board of Directors and Shareholders of

Viña Concha y Toro S.A.:

We have audited the accompanying consolidated statements of financial position of Viña Concha y Toro S.A. and subsidiaries (the Company) as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Viña Concha y Toro S.A.´s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2013, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Ltda.

Santiago, Chile

April 30, 2013

KPMG Auditores Consultores Ltda., sociedad de responsabilidad limitada chilena y una firma miembro de la red de firmas miembro independientes de KPMG afiliadas a KPMG International Cooperative (“KPMG International”), una entidad suiza. Todos los derechos reservados.

KPMG Auditores Consultores Ltda.	Teléfono	+56 (2) 2798 1000
Av. Isidora Goyenechea 3520, Piso 2	Fax	+56 (2) 2798 1001
Las Condes, Santiago, Chile	www.kpmg.cl

Report of Independent Registered Public Accounting Firm

 The Board of Directors and Shareholders of

Viña Concha y Toro S.A.:

We have audited the internal control over financial reporting of Viña Concha y Toro S.A. (the Company) as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company´s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Viña Concha y Toro S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated April 30, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG Ltda.

Santiago, Chile

April 30, 2013

KPMG Auditores Consultores Ltda., sociedad de responsabilidad limitada chilena y una firma miembro de la red de firmas miembro independientes de KPMG afiliadas a KPMG International Cooperative (“KPMG International”), una entidad suiza. Todos los derechos reservados.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS	Note	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$

Current Assets
Cash and cash equivalents	(6)	58,876,331	20,855,397
Other current financial assets	(7)	12,078,147	8,336,813
Other non-financial current assets		7,678,602	6,654,074
Trade and other accounts receivable, current net	(8)	134,361,521	123,874,168
Accounts receivable from related parties, current	(9)	8,717,264	7,237,250
Inventories	(10)	192,199,415	173,973,666
Current biological assets	(15)	14,497,073	12,407,775
Current tax assets	(21)	17,774,938	16,794,392

Total current assets other than assets or groups of assets for disposition classified as maintained for sale or as maintained to distribute to owners		446,183,291	370,133,535

Assets held for sale	(16)	—	2,350,168

Total Current Assets		446,183,291	372,483,703

Non-Current Assets
Other non-current financial assets	(7)	9,493,563	6,252,042
Other non-financial assets, non-current		2,737,005	2,246,878
Investments accounted for using the equity method	(11)	15,477,570	13,209,787
Intangible assets other than goodwill	(13)	28,803,498	29,888,321
Goodwill	(12)	20,871,234	22,577,599
Property, plant and equipment, net	(14)	257,672,949	259,664,661
Non-current biological assets	(15)	64,537,068	61,839,636
Deferred tax assets	(21)	8,892,435	5,967,683

Total non-current assets		408,485,322	401,646,607

Total Assets		854,668,613	774,130,310

See accompanying notes to these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,	As of December 31,
LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	2012	2011
		ThCh$	ThCh$

Current liabilities
Other current financial liabilities	(18)	103,139,210	52,921,462
Trade accounts payable and other current accounts payable	(20)	68,905,561	69,578,444
Current accounts payable to related companies	(9)	2,850,186	2,714,132
Other current provisions	(24)	19,519,778	15,469,008
Current tax liabilities	(21)	16,651,238	15,621,986
Other current non-financial liabilities		13,066,170	11,553,004
Total current liabilities other than liabilities included in groups of assets for disposition classified as maintained for sale		224,132,143	167,858,036

Total current liabilities		224,132,143	167,858,036

Non-current liabilities
Other non-current financial liabilities	(18)	169,586,261	177,715,101
Non-current accounts payable to related companies	(9)	1,086,323	1,252,037
Deferred tax liabilities	(21)	33,107,958	26,770,888
Non-current accruals due to benefits to employees	(23)	1,972,762	2,030,284
Other non-financial liabilities, non-current		333,192	—

Total non-current liabilities		206,086,496	207,768,310

Total Liabilities		430,218,639	375,626,346

Equity
Issued capital	(26)	84,178,790	84,178,790
Accumulated Profits/(losses)		326,929,352	310,204,731
Other reserves		12,768,637	3,828,041

Equity attributable to the owners of the controlling entity		423,876,779	398,211,562

Non-controlling interest		573,195	292,402

Total equity		424,449,974	398,503,964

Total liabilities and Equity		854,668,613	774,130,310

See accompanying notes to these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

CONSOLIDATED STATEMENTS OF INCOME

		For the year ended	For the year ended	For the year ended
STATEMENT OF INCOME	Note	December 31, 2012	December 31, 2011	December 31, 2010
		ThCh$	ThCh$	ThCh$

Income from ordinary activities	(29)	450,544,557	422,735,429	374,018,545
Cost of sales	(30)	(302,963,228)	(280,156,889)	(241,775,864)

Gross profit		147,581,329	142,578,540	132,242,681

Other income by function		1,296,593	19,968,835	886,787
Distribution costs	(30)	(94,316,099)	(82,983,352)	(70,475,068)
Administrative expenses	(30)	(17,273,583)	(18,384,585)	(16,631,648)
Other expenses by function	(30)	(1,124,236)	(1,033,162)	(747,463)
Financial income	(31)	1,108,530	379,672	340,264
Financial expense	(31)	(8,792,445)	(6,315,807)	(3,149,276)
Equity in income of associates and joint ventures accounted for using the equity method, net of tax		2,697,187	2,031,073	984,406
Foreign currency exchange gain/(losses)	(31)	10,564,798	8,039,442	9,057,132
Income (expenses) by adjustment units	(31)	(973,542)	(757,474)	(866,507)

Income before tax		40,768,532	63,523,182	51,641,308

Income tax expense	(21)	(10,465,482)	(13,040,792)	(9,722,728)

Net income from continuing operations		30,303,050	50,482,390	41,918,580

Net income		30,303,050	50,482,390	41,918,580

Profit (loss) attributable to:
Profit (loss) attributable to equity holders of controlling interest		30,021,933	50,482,390	41,918,574
Profit (loss) attributable to non-controlling interests		281,117	—	6

Net income		30,303,050	50,482,390	41,918,580

Earnings per share
Basic and diluted earnings per share in continuing operations		40.19	67.58	56.12

See accompanying notes to these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

	For the year ended	For the year ended	For the year ended
STATEMENT OF OTHER COMPREHENSIVE INCOME	December 31, 2012	December 31, 2011	December 31, 2010
	ThCh$	ThCh$	ThCh$

Net income for the year	30,303,050	50,482,390	41,918,580

Other comprehensive income components before taxes

Currency translation differences
Gains (losses) from foreign currency translation differences, before tax	502,116	945,826	(1,173,668)

Financial assets available for sale
Gains / (losses) due to new remeasurements of financial assets available for sale, before tax.	528,678	(24,542)	21,217

Cash flow hedges
Gains (losses) due to cash flow hedges, before taxes	9,685,440	(5,457,377)	(1,554,083)

Income tax related to components of other comprehensive income

Income tax related to financial assets available for sale of other comprehensive income	(105,736)	4,908	(3,602)
Income tax related to cash flow hedges of other comprehensive income	(1,669,902)	866,704	264,194

Total comprehensive income	39,243,646	46,817,909	39,472,638

Comprehensive income attributable to:
Comprehensive income attributable to equity holder of the parent.	38,962,529	46,817,909	39,472,632
Comprehensive income attributable to non-controlling interest	281,117	—	6

Total comprehensive income	39,243,646	46,817,909	39,472,638

See accompanying notes to these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

STATEMENT OF CHANGES IN EQUITY BETWEEN JANUARY 1 AND DECEMBER 31, 2012

STATEMENT OF CHANGES IN EQUITY	Issued capital ThCh$	Foreign currency translation difference reserve ThCh$	Cash flow hedge reserves ThCh$	Reserves of gains or losses in remeasurement of financial assets available for sale ThCh$	Other miscellaneous reserves ThCh$	Other reserves ThCh$	Accumulated profits (losses) ThCh$	Equity attributable to equity holders of the parent ThCh$	Non-controlling interests ThCh$	Total equity ThCh$
Beginning balance As of January 1, 2012	84,178,790	(780,539)	3,317,063	23,755	1,267,762	3,828,041	310,204,731	398,211,562	292,402	398,503,964
Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	30,021,933	30,021,933	281,117	30,303,050
Other comprehensive income	—	502,116	8,015,538	422,942	—	8,940,596	—	8,940,596	—	8,940,596
Comprehensive income	—	502,116	8,015,538	422,942	—	8,940,596	30,021,933	38,962,529	281,117	39,243,646
Dividends	—	—	—	—	—	—	(13,284,018)	(13,284,018)	—	(13,284,018)
Increase (decrease) due to transfers and other changes	—	—	—	—	—	—	(13,294)	(13,294)	(324)	(13,618)
Total changes in equity	—	502,116	8,015,538	422,942	—	8,940,596	16,724,621	25,665,217	280,793	25,946,010
Final balance As of December 31, 2012	84,178,790	(278,423)	11,332,601	446,697	1,267,762	12,768,637	326,929,352	423,876,779	573,195	424,449,974

See accompanying notes to these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

STATEMENT OF CHANGES IN EQUITY BETWEEN JANUARY 1 AND DECEMBER 31, 2011

STATEMENT OF CHANGES IN EQUITY	Issued capital ThCh$	Foreign currency translation difference reserve ThCh$	Cash flow hedge reserves ThCh$	Reserves of gains or losses in remeasurement of financial assets available for sale ThCh$	Other miscellaneous reserves ThCh$	Other reserves ThCh$	Accumulated profits (losses) ThCh$	Equity attributable to equity holders of the parent ThCh$	Non-controlling interests ThCh$	Total equity ThCh$
Beginning balance As of January 1, 2011	84,178,790	(1,726,365)	7,907,736	43,389	1,267,762	7,492,522	279,004,115	370,675,427	1	370,675,428
Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	50,482,390	50,482,390	—	50,482,390
Other comprehensive income	—	945,826	(4,590,673)	(19,634)	—	(3,664,481)	—	(3,664,481)	—	(3,664,481)
Comprehensive income		945,826	(4,590,673)	(19,634)	—	(3,664,481)	50,482,390	46,817,909	—	46,817,909
Dividends	—	—	—	—	—	—	(19,339,429)	(19,339,429)	—	(19,339,429)
Increase (decrease) due to transfers and other changes	—	—	—	—	—	—	57,655	57,655	292,401	350,056
Total changes in equity	—	945,826	(4,590,673)	(19,634)	—	(3,664,481)	31,200,616	27,536,135	292,401	27,828,536
Final balance As of December 31, 2011	84,178,790	(780,539)	3,317,063	23,755	1,267,762	3,828,041	310,204,731	398,211,562	292,402	398,503,964

See accompanying notes to these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

STATEMENT OF CHANGES IN EQUITY BETWEEN JANUARY 1 AND DECEMBER 31, 2010

STATEMENT OF CHANGES IN EQUITY	Issued capital ThCh$	Foreign currency translation difference reserve ThCh$	Cash flow hedge reserves ThCh$	Reserves of gains or losses in remeasurement of financial assets available for sale ThCh$	Other miscellaneous reserves ThCh$	Other reserves ThCh$	Accumulated profits (losses) ThCh$	Equity attributable to equity holders of the parent ThCh$	Non-controlling interests ThCh$	Total equity ThCh$
Beginning balance As of January 1, 2010	78,959,807	(552,697)	9,197,625	25,774	1,267,762	9,938,464	254,073,884	342,972,155	1	342,972,156
Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	41,918,574	41,918,574	6	41,918,580
Other comprehensive income	—	(1,173,668)	(1,289,889)	17,615	—	(2,445,942)	—	(2,445,942)	—	(2,445,942)
Comprehensive income		(1,173,668)	(1,289,889)	17,615	—	(2,445,942)	41,918,574	39,472,632	6	39,472,638
Dividends	—	—	—	—	—	—	(16,988,343)	(16,988,343)	—	(16,988,343)
Increase (decrease) due to other contributions from the owners	5,218,983	—	—	—	—	—	—	5,218,983	—	5,218,983

Increase (decrease) due to transfers and other changes	—	—	—	—	—	—	—	—	(6)	(6)
Total changes in equity	5,218,983	(1,173,668)	(1,289,889)	17,615	—	(2,445,942)	24,930,231	27,703,272	—	27,703,272
Final balance As of December 31, 2010	84,178,790	(1,726,365)	7,907,736	43,389	1,267,762	7,492,522	279,004,115	370,675,427	1	370,675,428

See accompanying notes to these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

CONSOLIDATED STATEMENTS OF CASH FLOWS – DIRECT METHOD

STATEMENTS OF CASH FLOW	For the year ended December 31, 2012 ThCh$	For the year ended December 31, 2011 ThCh$	For the year ended December 31, 2010 ThCh$
Cash flows provided by (used in) operating activites
Classes of collections by operating activities
Collections from sales of goods and services delivered	420,431,892	408,863,453	324,064,183
Classes of payments
Payments to suppliers related to the supply of goods and services	(344,816,959)	(355,720,329)	(273,522,269)
Payments to and in behalf of employees	(50,677,085)	(39,184,314)	(27,696,916)
Dividends paid	(19,422,156)	(16,770,284)	(18,435,975)
Dividends received	273,428	—	360,588
Interest received	83,182	778,361	3,210,644
Income taxes reimbursed (paid)	(2,657,348)	4,674,083	5,271,391
Other cash inflows	15,588,555	11,713,621	27,295,417
Net cash flows provided by (used in) operating activities	18,803,509	14,354,591	40,547,063

Cash flows provided by (used in) investing activities
Other payments to acquire equity or debt instruments from other entities	—	(111,566,004)	—
Amounts provided by sale of property, plant and equipment	287,375	1,311,307	1,893,167
Purchases of property, plant and equipment	(27,921,939)	(25,580,264)	(17,165,492)
Amounts provided by sale of intangible assets	8,833	17,769	—
Purchases of intangible assets	(837,576)	(888,842)	(1,234,739)
Amounts provided by government subsidies	65,768	23,191	69,845
Other cash movements	(156,150)	(3,739)	—
Net cash flows provided by (used in) investing activities	(28,553,689)	(136,686,581)	(16,437,219)

Cash flows provided by (used in) financing activities
Proceeds provided by share issuance	—	—	5,218,138
Proceeds provided by long-term loans	111,991,262	149,671,324	50,049,950
Loans payments	(53,096,961)	(18,903,176)	(67,190,335)
Interest paid	(10,245,899)	(4,308,193)	(2,090,326)
Net cash flows provided by (used in) operating activities	48,648,402	126,459,955	(14,012,573)

Net increase (decrease) in cash and cash equivalent, before the effect of changes in exchange rate	38,898,222	4,127,965	10,097,271
Effects of variation in exchange rate on cash and cash equivalent
Effects of variation in exchange rate on cash and cash equivalent	(877,288)	(30,117)	(337,022)
Net Increase (decrease) of cash and cash equivalent	38,020,934	4,097,847	9,760,249
Cash and cash equivalent at beginning of period	20,855,397	16,757,549	6,997,300
Cash and cash equivalent at the end of year	58,876,331	20,855,397	16,757,549

See accompanying notes to these consolidated financial statements.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. GENERAL CONSIDERATIONS

The Company’s name is Viña Concha y Toro S.A. ID No. 90.227.000 – 0, registered as Open Corporation. The Company is located in Avda. Nueva Tajamar 481, North Tower, Floor Nº 15, Las Condes, Santiago, Chile, phone (56-2) 476-5000, fax (56-2) 203-6740, postal box No. 213, Central Post Office, Santiago, e-mail webmaster@conchaytoro.cl, Website www.conchaytoro.com, it uses the ticker Conchatoro in the Chiliean stock market and VCO for the NYSE.

Viña Concha y Toro S.A. was formed as a public limited company by means of a Public Deed dated December 31, 1921, before the Notary Public of Santiago Mr. Pedro N. Cruz. The summary was inscribed under file 1,051 numbers 875 and 987 both of the Trade Registry of Santiago from the Santiago Real Estate Custodian for 1922 and was published in the Official Gazette under No.13,420, dated November 6, 1922. The Existence Authorization Decree has the No. 1.556, dated October 18, 1922.

The Company is currently registered under file 15,664 No.12,447 in the Business Registry from the Santiago Real Estate Custodian, corresponding to year 1999; and in the Securities Register of the Superintendence of Securities and Insurance under No.0043.

Viña Concha y Toro is the biggest wine producing and exporting company in Chile. The Company is vertically integrated and operates its own vineyards, wineries and bottling plants. The Company also operates in Argentina, through Trivento Bodegas y Viñedos S.A. and in the United States of America through Fetzer Vineyards.

The Company has developed a wide wine portfolio using the brand Concha y Toro. Likewise, the Company has fostered certain projects through its subsidiaries Viña Cono Sur, Viña Quinta de Maipo (formerly – Viña Palo Alto), Viña Maycas del Limarí and Trivento Bodegas y Viñedos. Additionally, together with the prestigious French winery Barón Philippe de Rothschild through a joint venture, Viña Almaviva S.A., produces the Almaviva icon, a first class wine.

The Company has presence in the main vineyard valleys of Chile: Valle del Limarí, Casablanca, San Antonio, Maipo, Cachapoal, Colchagua, Curicó and Maule.

In the distribution business the Company participates through the subsidiaries, Comercial Peumo Ltda. (which has the most extensive own network for the distribution of wines in the domestic market), Concha y Toro UK Limited (United Kingdom) in 2008, in order to strengthen its distribution, the Company established its own distribution offices in Brazil, Sweden, Norway and Finland; these began their operations during 2009.

On March 30, 2010 it was formed the subsidiary VCT Group of Wineries Asia Pte. Ltd. in Singapore aimed to reinforce the presence of Viña Concha y Toro in the area. The subsidiary is responsible to promote and distribute the products in the region.

On April 15, 2011, the subsidiary VCT USA Inc. was incorporated in accordance with the laws in the State of Delaware, the United States. Through this subsidiary, the Company acquires 100 % of the shares of the U.S. wine production company, Fetzer Vineyards domiciled in California, the United States of America.

This acquisition contemplated a portfolio of brand names mainly focused on the US market including, Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary and the license of Little Black Dress. Likewise, Fetzer Vineyards has 453 hectares of own and leased vineyards in Mendocino county in California and warehouses for 36 million liters in Hopland, California, and for 6.4 million liters in Paso Robles, also located in the State of California, the United States. Fetzer Vineyards has bottling facilities in Hopland, California where Fetzer Vineyards has approximately 260 employees.

On May 13, 2011, the Company acquired 40% of Southern Brewing Company S.A. (Cervezas Kross) with the purpose of obtaining active participation in the domestic beer premium segment.

On July 14, 2011, VCT USA Inc. together with Banfi Corporation, with interest of 50% each, incorporated, Excelsior Wine Company, LL. Through this incorporation the distribution of our products becomes performed exclusively by this new company, which was formerly performed by Banfi Corporation.

At the end of 2011, to reach new markets, the Company incorporated the subsidiary, VCT México S.R.L. de C.V. and through this, jointly with Aldimerco, S.A. de C.V, incorporated, VCT & DG México S.A. de C.V., in accordance with the laws of the Federal District of Mexico, which commenced operations in mid 2012, engaged in the distribution of our products.

During November 2011, the Company incorporated the subsidiary, Concha y Toro Canada Limited, in the State of New Brunswick in Canada. These new subsidiaries will be engaged in the distribution and promotion of products both in Mexico and Canada.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

On January 20, 2012, in Cape Town, South Africa the subsidiary VCT Africa & Middle East Proprietary Limited was registered through capital of 10,000 South African rands, divided into 100 shares, which were fully subscribed by VCT International SpA.

In other export markets, the Company maintains strategic relationships with significant specialized distributors. The Concha y Toro Group is composed of the companies detailed in 2.2.1.

Majority shareholders

The 12 majority shareholders are as follows:

Name	Number of shares	Ownership %
Inversiones Totihue S.A.	87,615,431	11.73%
Rentas Santa Barbara S.A.	85,274,628	11.42%
Banco Itau Cta. de Inversionistas	35,448,446	4.75%
Inversiones Quivolgo S.A.	30,721,493	4.11%
Banco Santander Cta. de Terceros	29,513,034	3.95%
Fundacion Cultura Nacional	26,964,775	3.61%
Banco de Chile Cta. de Terceros	26,772,619	3.58%
Inversiones GDF S.A.	24,439,851	3.27%
Constructora Santa Marta Ltda.	22,293,321	2.98%
Agroforestal e Inversiones Maihue Ltda.	21,781,895	2.92%
A.F.P. Provida S.A. Fondo de Pensiones	21,620,270	2.89%
A.F.P. Cuprum S.A. Fondo de Pensiones	20,611,367	2.76%
Total	433,057,130	57.97%

Board of Directors

The Company is managed by the Board of Directors, which is comprised of seven members duly appointed by the shareholders at the General Shareholders’ Meeting. This Board of Directors serves for a three-year period, at the end of which it must be renewed in full and its members can be re-elected indefinitely. The current Board of Directors was appointed by the shareholders at the General Shareholders’ Meeting held on April 25, 2011, for the three-year period ending in 2014.

Pursuant to its By-laws, the Board of Directors remuneration for 2012 was established by the Company’s shareholders at the General Shareholders’ Meeting as 1.3% of the net profit for the year. In addition, an allowance of UF300 per month was approved for executive responsibilities of the Chairman of the Board.

The remuneration paid to the Members of the Directors’ Committee for 2012 is equivalent to one third additional to the total remuneration that the director receives as such, in accordance with Article 50 bis of the Publicly-held Corporations Act and Circular No. 1956 issued by the Chilean Superintendence of Securities and Insurance.

Staffing

As of December 31, 2012, the detail of the Company’s permanent personnel is as follows:

	Parent company	Affiliates in Chile	Affiliates abroad	Consolidated
Managers, assistant managers and main executives	73	26	57	156
Professionals and technicians	552	138	188	878
Operators, sales and administrative employees	1,394	448	615	2,457
Total	2,019	612	860	3,491
F-14

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 2. BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

2.1	Basis of Preparation

	2.1.1	Financial Statements

The consolidated financial statements of Viña Concha y Toro and subsidiaries as of December 31, 2012 have been prepared in conformity with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been authorized for issue by the Board of Directors on March 21, 2013.

	2.1.2	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the financial statements:

		-	hedging financial instruments are measured at fair value;

		-	available-for-sale financial assets are measured at fair value;

		-	financial assets and liabilities at fair value through profit or loss are measured at fair value; and

		-	the provision for severance indemnities is determined on the basis of an actuarial calculation.

Certain 2011 balances have been reclassified under current assets and current liabilities for comparison purposes.

	2.1.3	Accounting Period

The consolidated financial statements cover the following years:

		-	Classified Consolidated Statements of Financial Position for the years ended December 31, 2012 and 2011.

		-	Consolidated Classified Statements of Comprehensive Income for the years between January 1 and December 31, 2012, 2011 and 2010.

		-	Consolidated Statements of Other Comprehensive Income for the years between January 1 and December 31, 2012, 2011 and 2010.

		-	Consolidated Statements of Equity for the years between January 1 and December 31, 2012, 2011 and 2010.

		-	Consolidated Statements of Cash Flows – Direct Method for the years between January 1 and December 31, 2012, 2011 and 2010.

	2.1.4	Use of Estimates and Judgments

In preparing these consolidated financial statements, certain estimates made by the Company’s management have been used in order to quantify certain assets, liabilities, revenue, expenses and commitments which are recorded therein. These estimates basically refer to the following:

		-	The assessment for possible impairment indicators of Property, plant and equipment, Intangible Assets, Goodwill and Investments in Associates.

		-	The criteria used for measuring certain assets, for instance, accounts receivable.

		-	Assumptions used in discounted cash flow projections.
F-15

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

	-	The actuarial calculation for severance indemnity obligations.

	-	The fair value of derivatives or other financial instruments.

	-	Net realizable value and obsolescence estimates.

Despite the fact that these estimates have been made considering the best available information as of the date of issue of these financial statements on the events analyzed, events may occur in the future obliging their amendment (upwards or downwards) over next years, which would be made prospectively, recognizing the effect of changes in estimates in the corresponding future consolidated financial statements.

2.1.5	Classification of Balances as Current and Non-current

In the accompanying consolidated statement of financial position, balances are classified considering their maturity dates; i.e., current balances include those maturing in a period equal to or less than twelve months and non-current include all those balances for a period that exceeds twelve months. In the event that obligations exist with maturities of which is less than twelve months but whose long-term refinancing is assured at the Company’s discretion, through loan agreements unconditionally available maturing in the long-term, these could be classified as non-current liabilities.

2.1.6	New Standards and Interpretations Not yet Adopted

As of the date of issue of these Consolidated Financial Statements, amendments, improvements and interpretations have been published on existing standards that have become effective, which the Company has adopted and applied as and when required. These were mandatory on the dates indicated below.

New standard, Improvements and Ammendments		Date of mandatory application
Ammendment IAS 12	Deferred taxes: Recovery of underlying assets	January 1, 2012
Ammendment IAS 1	Presentation of other comprehensive income	July 1, 2012

Likewise, at the date of issue of these Consolidated Financial Statements. The following accounting pronouncements have been issued by the IASB but have not become effective and are mandatory on the dates indicated below.

The Management of the Company believes these new standards will have no significant impact on the Group’s financial statements.

New standards		Date of mandatory application
Amendment IAS 19	Benefits to employees	January 1, 2013
Amendment IFRS 7	Exposure- Ofsetting of financial assets and liabilities	January 1, 2013
Amendment IAS 27	Separated Financial Statements	January 1, 2013
Improvements IAS 28	Investments in associated companies and join ventures	January 1, 2013
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint agreements	January 1, 2013
IFRS 12	Disclosure of interests in other entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
Amendment IAS 32	Classification of right issues	January 1, 2014
IFRS 9	Financial instruments: Measurement and classification	January 1, 2015
F-16

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

	2.1.7	Significant Accounting Policies

The main critical policies are as follows:

		-	Allowance for doubtful accounts;

		-	current and deferred income taxes;

		-	inventories;

		-	goodwill;

		-	property, plant and equipment and financial assets;

		-	investments in foreign subsidiaries;

		-	derivatives;

		-	revenue recognition.

		-	biological assets;

		-	intangible assets;

		-	benefits to employees; and

		-	provisions;

2.2	Basis of Consolidation

The Consolidated Financial Statements include assets, liabilities, profit or loss and cash flows of Viña Concha y Toro and its subsidiaries. The effects of significant transactions performed with subsidiaries have been eliminated and the related non-controlling ownership which is presented in both the statement of financial position and statement of income, under non-controlling interest. The accounting policies of the direct and indirect subsidiaries are aligned with those of the company.

	2.2.1	Subsidiaries

The subsidiaries are those entities on which Viña Concha y Toro exercises, direct or indirect control, understood as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This ability is shown in general, although not solely, as the direct or indirect ownership of 50% or more of the entity’s rights.

To account for the acquisition of subsidiaries, Viña Concha y Toro uses the acquisition method. The consideration transferred is the fair value of assets delivered and equity instruments issued and liabilities incurred or assumed in the exchange date, and other costs directly attributable to the acquisition. Identifiable assets acquired, identifiable liabilities and contingencies assumed in a business combination are valued by its fair value in the acquisition date. The excess of acquisition cost on the fair value of the Company’s ownership in net identifiable assets acquired is recognized as goodwill. Whether the acquisition cost is lower than the fair value of net assets of the acquired subsidiary, the difference is directly recognized in the statement of income.
F-17

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

The subsidiaries whose financial statements have been included in consolidation are as follows:

			Ownership Percentages
					As of
Tax ID No.	Company	As of December 31, 2012			December
					31, 2011
		Direct	Indirect	Total	Total
85.037.900-9	Comercial Peumo Ltda.	—	100.000%	100.000%	100.000%
84.712.500-4	Bodegas y Viñedos Quinta de Maipo SpA (Ex Viña Palo Alto SA)	54.324%	45.676%	100.000%	100.000%
82.117.400-7	Soc. Export.y Com. Viña Maipo SpA	—	100.000%	100.000%	100.000%
85.687.300-5	Transportes Viconto Ltda.	—	100.000%	100.000%	100.000%
86.326.300-K	Viña Cono Sur S.A.	—	100.000%	100.000%	100.000%
0-E	Trivento Bodegas y Viñedos S.A.	—	100.000%	100.000%	100.000%
0-E	Concha y Toro UK Limited	99.000%	1.000%	100.000%	100.000%
0-E	Cono Sur Europe Limited	—	100.000%	100.000%	100.000%
96.585.740-0	Soc. Export. y Com. Viña Canepa S.A.	—	100.000%	100.000%	100.000%
96.921.850-K	Inversiones Concha y Toro SpA	100.000%	—	100.000%	100.000%
99.513.110-2	VCT Internacional SpA	35.990%	64.010%	100.000%	100.000%
0-E	Finca Lunlunta S.A.	—	100.000%	100.000%	100.000%
76.898.350-K	Viña Maycas del Limarí Limitada	—	100.000%	100.000%	100.000%
0-E	Finca Austral S.A.	—	100.000%	100.000%	100.000%
0-E	VCT Brasil Importación y Exportación Ltda.	—	100.000%	100.000%	100.000%
0-E	Concha y Toro Sweden AB	—	100.000%	100.000%	100.000%
0-E	Concha y Toro Finland OY	—	100.000%	100.000%	100.000%
0-E	Concha y Toro Norway AS	—	100.000%	100.000%	100.000%
76.048.605-1	Viñedos Los Robles SpA	—	100.000%	100.000%	100.000%
0-E	Concha y Toro Shanghai (Of. de Representación)	100.000%	—	100.000%	100.000%
0-E	VCT Group Of Wineries Asia Pte. Ltd.	—	100.000%	100.000%	100.000%
0-E	VCT USA, Inc.	100.000%	—	100.000%	100.000%
0-E	Fetzer Vineyards, Inc.		100.000%	100.000%	100.000%
0-E	VCT Mexico, S. de R.L. de C.V.		100.000%	100.000%	100.000%
0-E	VCT & DG Mexico, S.A. de C.V.		51.000%	51.000%	51.000%
0-E	Concha y Toro Canadá Limited		100.000%	100.000%	100.000%
0-E	Concha y Toro África & Middle East		100.000%	100.000%	—

Interest of external partners, represents the portion assignable to them of own funds and profit or loss as of December 31, 2012 and 2011, of those companies which are consolidated according to the global integration method, and are presented as “Non-controlling interest”, in total equity in the attached consolidated statement of financial position and in the heading “Earnings attributable to non-controlling interests”, in the accompanying consolidated statement of income.

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

The Company has determined that its functional currency is the Chilean peso and the functional currency of each of its subsidiaries has been determined by each entity based on the economic environment in which they operate. The term foreign currency is defined as any currency other than the Chilean peso

The definition of this functional currency relates to the fact that is the currency that reflects or represents the transactions, events and terms underlying and relevant to manage the operations of Viña Concha y Toro. For such purposes, it has been considered the analysis of such inputs as: sales price of its products, underlying markets for the Company, and sources of financing, among others.
F-18

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

In consolidation, items in the statement of comprehensive income related to entities whose functional currency is other than the Chilean peso, and have been translated to Chilean pesos using the average exchange rates. Items in the statement of financial position have been translated using the exchange rates prevailing at each year-end. Foreign currency translation differences associated with the translation of net assets of these entities have been carried to equity and recorded in a translation reserve under a separate line.

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

The Concha y Toro Group reports financial information by segment based on the information available to the entity’s chief operating decision maker, in relation to matters that measure profitability and make decisions on investments in business in accordance with IFRS 8. The Company operates in two business segments: Wine Production and Other.

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

Foreign currencies	Def	As of December 31, 2012	As of December 31, 2011
US Dollar	USD	479.96	519.20
Canadian Dollar	CAD	482.27	511.12
Swedish Crown	SEK	73.77	75.49
Norway Crown	NOK	85.93	87.00
Japanese Yen	JPY	5.58	6.74
Euro	EUR	634.45	672.97
Brazilian Real	BRL	234.98	278.23
Pound Sterling	GBP	775.76	805.21
Argentinean Peso	ARS	97.70	120.74
Mexican Peso	MXM	36.94	37.18
South African Rand	ZAR	56.67	64.32
Adjustments Units	UF	22,840.75	22,294.03
F-19

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

2.5	Cash and Cash Equivalents

Cash and cash equivalents correspond to short-term highly-liquid investments that are readily convertible to known amounts of cash and subject insignificant risk of changes in their value with maturities of three months or less from the adquisition date.

2.6	Financial Instruments

	-	Financial assets

Viña Concha y Toro S.A. and subsidiaries classify their financial assets under the following categories: at fair value through profit or loss and available for sale. The classification depends on the purpose with which these financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

	2.6.1	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified under this category when is mainly acquired to be sold in the short-term. Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets under this category are classified as current assets and initially recognized at fair value in profit or loss.

	2.6.2	Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments, that have fixed maturities, and that the Company has the positive intention and ability to hold to maturity. After the initial measurement, held-to-maturity financial investments are subsequently measured at amortized cost. This cost is calculated as the amount initially recognized minus capital prepayments, plus or minus accumulated amortization using the effective interest rate method of any difference between the amount initially recognized and the amount at maturity, less any impairment loss determined according to market values.

	2.6.3	Loans and trade receivables

Loans and trade receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. Current assets include all recoverable items except for those with maturities exceeding 12 months from the reporting date, which are classified as non-current assets. Loan and trade receivables are included within “Trade and other receivables” in the statement of financial position.
F-20

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

Trade and other receivables, are initially recognized at their fair value (nominal amount which in some cases includes embedded interest) and subsequently at amortized cost according to the effective interest method, less an allowance for impairment loss. This cost is calculated as the amount initially recognized minus capital prepayments, plus or minus accumulated amortization using the effective interest rate method of any difference between the amount initially recognized and the amount at maturity, minus any impairment loss determined according to market values. Gains and losses are recognized in the income statement when items are derecognized or impaired, as well as through the amortization process. When the nominal amount does significantly differ from the fair value, the item is recognized at it nominal amount. An allowance for impairment loss of trade receivables is established when there is objective evidence on the basis of a collective and a case-to-case study.

Upon failure of all pre-legal and legal collection management efforts, the Company derecognizes the assets against the allowance account established. To improve control, the Company only uses the allowance and not the direct write-off.

Historical and current renegotiations are have little relevance and the policy consists of analyzing on a case-by-case basis in order to classify them pursuant to the existence of risk determining whether their reclassification to pre-legal collection is applicable. An allowance for overdue and amounts falling due is accrued if applicable.

-		Financial liabilities

The Company classifies its financial liabilities under the following categories: at fair value through profit or loss, trade payables, interest bearing borrowings or derivatives designated as hedging instruments.

The Company’s management determines the classification of its financial liabilities at initial recognition.

The financial liabilities are derecognized when the obligation is paid, settled or falls due.

2.6.4		Financial assets at fair value through profit or loss

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

The global derivative instrument portfolio is composed of 96.7% by contracts qualifying as hedging instruments. These were subscribed by the Concha y Toro Group within the framework of the financial risk management policy to mitigate the risks associated with exchange rate and interest rate fluctuations through currency forward contracts and interest rate swaps.

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
F-21

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

	b)	Cash flow hedges:

Changes in the fair value of derivatives are recorded, in the portion that these hedging are effective, under a reserve within Total Equity until they are transferred to the statement of comprehensive income netting this effect against the hedging object. The results corresponding to ineffective portion of hedges are directly recorded in the statement of comprehensive income.

	c)	Net investment hedges:

Net investments hedges in a foreign operation, including a hedge of a monetary item which is recorded as a part of the net investment, are recorded as follows: gains or losses on the hedging instrument related to the effective portion of the hedge are recognized as a charge or credit to equity accounts, whereas any gain or loss related to the ineffective portion is recognized as a charge or credit to profit or loss. When disposing of the foreign operation, the accumulated amount of any gain or loss directly recognized in equity is transferred to the statement of income.

A hedge is considered as highly effective when changes in the fair value or cash flows of the underlying directly attributable to the hedged risk, are offset with changes in the fair value or the hedging instrument cash flows, with effectiveness ranging between 80% and 125%.

2.6.8	Embedded derivatives

The Concha y Toro Group assesses the existence of embedded derivatives in financial instruments contracts and contracts for the purchase of grape from third parties in order to determine whether their characteristics and risks closely relate to the master agreement. Should it be concluded that clauses in force in contracts related to the master agreement, the derivative is measured at fair value.

2.6.9	Fair value and classification of financial instruments

The fair value of the different derivative financial instruments is calculated as follows:

	-	derivatives quoted in an organized market, for its quote at year-end; and

	-	for derivatives non-negotiable in organized markets, for measuring them the Group uses the discount of expected cash flows and generally accepted option valuation models on the basis of market conditions, both from cash and futures at year-end.

In consideration of the abovementioned procedures, Viña Concha y Toro classifies its financial instruments in the following levels:

	Level 1:	Fair value obtained through direct reference to unadjusted prices quoted.

	Level 2:	Fair value obtained through use of valuation techniques accepted in the market and based on prices, other than those indicated in Level 1, which are observable direct or indirectly as of the measuring date (adjusted prices).

	Level 3:	Fair value obtained through models internally developed or methodologies which use low liquidity or unobservable information.

2.6.10	Interest-bearing loans

All credits and loans are initially recognized at fair value of the payment received less direct costs attributable to the transaction. Subsequently to the initial recognition these are measured at amortized cost using the effective interest rate method.

Gains and losses are recognized with a charge or credit to profit or loss when liabilities are derecognized or amortized.
F-22

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

2.7		Non-current assets held-for-sale

Property, plant and equipment whose carrying amount will be recovered through a sales operation and not through its ongoing use are classified as held for sale. This condition is considered as complied solely when the sale is highly probable and the asset is available for immediate sale in its current state and transferred to the current group.

These are included in non-current assets when the investment is intended to be disposed of in the twelve months following year-end.

These assets are valued at the lower of carrying amount and the estimated sales value deducting the costs required for realization, and are no longer depreciated from the time in which are classified as non-current assets held-for-sale.

2.8		Inventories

Raw materials, work in progress, finished products and supplies, are initially valued at cost, subsequent to the initial recognition, these are valued at the lower of net realizable value and cost recorded initially. Inventories of wine in bulk are valued at weighted average price, determined through the absorption costing method, which implies adding to acquisition direct costs and/or grapes production costs, indirect costs incurred in the agricultural process, and direct and indirect costs in the wine production process.

The Company and its subsidiaries have recorded impairment for obsolescence of raw materials and supplies on the basis of technical reports and on turnover level of stocks maintained and /or from the assessment of its use in the future.

2.9		Other non-financial assets

Within the other non-financial assets are shown those current prepayments. These include disbursements due to prepayments related to lease of farms and advertising. These are classified in current and non-current depending on the term of their maturity.

2.10		Investment in associates

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

	2.10.1	Goodwill from equity-accounted investees

Goodwill obtained in the acquisition of the associate Industria Corchera S.A, is not amortized and at each year-end it is estimated if there are indications of impairment which may decrease its recoverable amount to an amount lower than the net cost recorded, in whose case, an impairment adjustment is made.

The allocation is made to those Cash Generating Units (CGUs) to which are expected to obtain a benefit from the business combination in which this goodwill arose for impairment testing purposes. This value is already added to the investment value in both cases.
F-23

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

2.11	Intangible Assets

	2.11.1	Industrial brand rights

Viña Concha y Toro commercializes its products through the registration of own brands, duly recorded and fully in force. This registration has a finite useful life. Among the main brands the Company has the Concha y Toro brand and its sub brands Don Melchor, Amelia, Terrunyo, Trio, Casillero del Diablo, Sunrise, Frontera, Sendero, Maipo and Quinta de Maipo. The subsidiaries have registered their brands Cono Sur, Tocornal, Isla Negra, Maycas del Limarí, Trivento, La Chamiza, Pampas del Sur, Eolo, Tribu, Fetzer, Bonterra, Bel Arbor, Colwater Creek, Sanctuary, Five River, Jekel, Eagle Peak, Valley Oaks, Pacific Bay and Full Circle.

		-	Registered in Chile.

Viña Concha y Toro, has a portfolio of own industrial brands registered in Chile for a renewable ten-year period, renewable. These are measure at the historical cost of registration of the brand. This value is amortized in the period of time in which the register remains in force.

		-	Registered abroad.

The Company also registered its own brands abroad where operates in the wine business. Usually, these registration rights have an in-force period from 5 to 10 years. The registration amounts are amortized in the in-force period of the related brand registration certificate pursuant to regulations of each country. These are recorded at cost net of amortization.

Viña Concha y Toro, value the related Industrial Brand Rights at their registration cost value. Disbursements made in developments of brands are recorded as operating expenses as and when incurred.

Brands acquired prior to the date in which Viña Concha y Toro adopted its transition to IFRSs are presented at its value revalued by inflation and netted against their related accumulated amortization.

	2.11.2	Proprietary rights

Correspond to the rights of use for a unique internet address to which users have access. These domains can be domestic or foreign, for which its effective period will correspond to that indicated by the law of each country, which in general is not higher than 5 renewable years.

	2.11.3	IT programs

Licenses for IT programs acquired are recorded at net cost net of amortization. These costs are amortized during their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense when incurred.

	2.11.4	Research & development

Research and development expenses are recognized as expenses when incurred. There have been no significant material disbursements for these concepts for the years ended December 31, 2012, 2011 and 2010.

	2.11.5	Water rights

Water rights acquired by the Company correspond to the exploitation right of water existing in natural sources associated to agricultural land which are recorded at cost. These are recognized at its purchase value, and given that are perpetual rights, these are not amortizable. However, the Company applies an annual impairment test in regard to these water rights.
F-24

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

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
F-25

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

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

Property, Plant and Equipment are recorded at cost minus accumulated depreciation and minus impairment losses.

The cost of property, plant and equipment items includes the acquisition price plus all the costs directly attributable to the asset location and bringing the assets to a working condition for their intended use and the initial estimate of the costs of dismantling and removing the items and restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Repair, maintenance and serving expenses are expensed in profit or loss when incurred.

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

Financing costs incurred from the acquisition of an asset up to the date in which it is ready for use are included in the asset value as established in IAS 23.

In the event that the period used for the construction of property, plants and equipment is higher than a reasonable time for its development, the capitalization of interest is discontinued.
F-26

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

2.12.2	Depreciation

Items of property, plant and equipment are depreciated on a straight-line basis through the asset’s acquisition cost distribution minus the residual value over the estimated useful lives of each component.

Viña Concha y Toro and subsidiaries assesses at each reporting date the existence of any asset impairment indicators related to property, plant and equipment. If any impairment indicators exist, an impairment test is performed. Any reversal of the impairment indicator is recorded directly in profit or loss.

The useful lives of assets are detailed as follows:

Years of useful life
Buildings	10 to 40
Plant and equipment	3 to 20
IT Equipment	3 to 7
Fixed facilities and accessories	5 to 30
Motorized vehicles	6
Other property, plant and equipment	3 to 20

	2.12.3	Government grants

The Company has received grants from the Chilean Government, in conformity with Law on Drainage and Irrigation Law No.18.450 related to the wine production activity. These government grants are recorded within the caption property, plant and equipment, deducting them from assets under construction and irrigation materials.

2.13	Biological Assets

Biological assets include all grapevine plantations. The agricultural product (grapes) derived from plantations under production is intended to be the supply for the wine production process.

In conformity with IAS 41, for those assets for which is not possible to reliably determine the market fair value, the Company has concluded to value the grapevine plantations at its cost less accumulated depreciation and accumulated impairment losses.

The Company depreciates its biological assets on a straight-line basis considering the estimated useful lives of grapevines and subjecting the value to impairment test in each year. Useful lives applied are as follows:

Years of useful life
Vineyards plantations	20 to 30

For agricultural product (grapes) which are in a growing process up to the grape harvest date, costs are accumulated up to the harvest date and then becomes a part of the inventory cost in the following processes.
F-27

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

2.14	Impairment of non-financial assets

On an annual basis, the Company assesses impairment loss in conformity with the methodology established by the Company in conformity with IAS 36, of assets on which this methodology applies, as follows:

	-	Property, plant and equipment

	-	Intangible assets

	-	Investment in associates

	-	Other long-term assets (Projects)

	-	Biological assets (at cost)

Assets subject to depreciation and amortization (definite life) are subject to impairment losses testing provided that any event or changes in circumstances indicate that the carrying amounts may not be recovered. An impairment loss is recognized as the excess of carrying amount over its recoverable amount. The recoverable amount is the higher of the asset fair value minus the costs to sell or value in use. For the purpose of impairment testing, assets are grouped together into cash generating units (CGUs). Non-financial assets, other than goodwill that have been affected by an impairment loss are subject to reviews as of each year-end for any events which justifies the reversal of losses. Impairment tests are performed under the following methods indicated in IFRSs:

	-	Cash flows deducted from income prepared for groups of property, plant and equipment. (CGU) identified.

	-	Comparison of fair values against cash flows to determine the recoverable amount between them and then compare to the carrying amount.

	-	Discounted cash inflows to assess impairment loss in investments in associates.

	2.14.1	Impairment of property, plant and equipment, investments in subsidiaries and associates and biological assets

These assets are subject to tests to determine impairment losses. In order to verify whether there is any indication that the carrying amount is lower than the recoverable amount. If such an indication exists, the asset recoverable amount is estimated to determine the extent of the impairment loss, if any. In the event that the asset did not generate any cash flows which are independent from other assets, the Company determines the recoverable amount of the cash generating unit to which the asset belongs pursuant to the business segment (wines and others).

	2.14.2	Impairment of intangible assets

Indefinite-lived intangible assets are tested annually for impairment and also tested every time there is an indication that the asset could be impaired.

If the recoverable value of an asset is considered as lower than its carrying amount, the latter decreases to recoverable amount.

	2.14.3	Impairment of financial assets

In the case of assets that have a trading origin, the Company has defined a policy to record allowances for impairment losses considering the age of the past due balance.

For its trade receivables, the Company has defined age stratification parameters as well as the percentages to be applied in assessing impairment of such items, which are analyzed on a case-by-case basis as indicated in note 2.6.3.
F-28

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

	2.14.4	Impairment of investment in associates

Upon application of the equity method, Viña Concha y Toro S.A. and subsidiaries determine whether it is necessary to recognize an impairment loss for the investment maintained in its associates. On an annual basis, the Company establishes if objective evidence exists that the investment in associates or joint ventures is exposed to impairment risk. If this is the case, the Company calculates the impairment amount as the difference between the recoverable amount of the associate determined in accordance with IAS 36 and the acquisition cost and, in the event that the acquisition cost is higher, the difference is recognized with a charge to profit or loss.

2.15	Lease agreements

Lease agreements where all risks and substantial benefits are transferred are classified as finance leases arrangements.

Assets acquired through lease agreements, which meet the characteristics of a finance lease arrangement, are recorded as acquisition of property, plant and equipment at the lower between fair value and the present value of the future minimum lease payments.

Each lease payment is allocated between the liability and the finance charges to obtain constant interest rate on the debt outstanding balance.

The related lease obligations, net of finance charges are included within other current and non-current financial liabilities. The interest element of the finance expenses is charged to the statement of income during the lease term to obtain a constant recurring interest rate on the liability remaining balance for each year. The asset acquired through a finance lease arrangement is depreciated over the lower of its useful life or the contract lifespan.

Contracts which do not comply with the characteristics required to be recorded as a finance lease are classified as operating leases.

Operating leases are those where the lesser holds a significant portion of the risks and rewards from the ownership of leased assets. Operating lease payments (net of any benefit received from the lesser) are charged to the statement of income or capitalized (if applicable) on a straight-line basis over the lease term.

2.16	Income tax expense and deferred taxes

	2.16.1	Income tax expense

Viña Concha y Toro S.A. and subsidiaries recognize income tax on the basis of net taxable earnings determined in accordance with the Income Tax Law applicable in Chile and foreign countries where certain subsidiaries operate.

The current income tax expense for the year is determined as the addition of each company’s current taxes which result after tax is levied on taxable earnings for the year upon use of the authorized tax credits.

	2.16.2	Deferred taxes

Viña Concha y Toro S.A. and subsidiaries recognize deferred taxes originated by all temporary differences and other events that generate differences between the taxable and accounting base of assets and liabilities in accordance with IAS 12 Income Taxes.

Differences between the accounting and tax balance of assets and liabilities generate deferred tax assets or liabilities which are calculated using the tax rates expected to be applied to temporary differences when they reverse tax rates enacted or substantively enacted at the reporting date.

Changes in deferred tax assets or liabilities are recognized in profit or loss or net equity in the consolidated statement of financial position on the basis of where the originating gain or losses arise.

Deferred tax assets and fiscal credits are only recognized when it is considered probable that consolidated entities will receive sufficient future tax earnings to recover the temporary difference deductions and apply fiscal credits.
F-29

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

Deferred tax liabilities are recognized for all temporary differences, except those derived from the temporary differences on the inictian recognition of assets and liabilities in a transaction that is nos a business combination and that affects neither accounting taxable profit or loss initial recognition of goodwill as well as those associated to investments in subsidiaries, associates and entities under joint control in which is possible to control its reversals and probable they will not reverse in the foreseeable future.

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

The Company’s management use assumptions in order to determine the best estimate of these benefits. The valuation of these defined benefit obligations is performed through an actuarial calculation. The assumptions used in this calculation include the pension retirement rates, the mortality rate, the discount rate the expected rise in remuneration and the future permanence, among other.

Actuarial gains or losses that can occur due to variations of defined pre-established obligations are directly recorded in profit or loss for the year.

Actuarial gain or losses arise from deviations between the estimate and the actual behavior of the actuarial assumptions or actuarial assumptions reformulated established.

2.18	Provisions

Provisions are recorded when related to present, legal or constructive obligations, generated as a result of a past event than can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation.

2.19	Capital

The capital of Viña Concha y Toro is represented by ordinary share of a unique series and with no par value.

2.20	Minimum dividend

Article No. 79 of Law for Corporations in Chile establishes that, unless a different agreement is adopted in the related Board, for the unanimity of issued shares, the Open Corporations must distribute on an annual basis as dividend in cash to their shareholders, at prorate of their shares or in the ratio established in statutes if preferred shares exists, at least 30% of the Company’s net income of each year, except when correspond to assimilate accumulated losses from prior years.
F-30

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

2.21	Earnings (losses) per Share

The common earnings (losses) per share are calculated as the quotient between the net earnings (losses) of the year attributable to the Parent Company and the weighted average number of ordinary shares of the Parent in circulation during the same year. The Company has not performed any type of operation that would result in any potential diluted effect on earnings per share.

2.22	Statement of cash flows – direct method

For the purposes of the consolidated statement of cash flows, cash and cash equivalents relates to cash and highly liquid short-term investments, respectively; the latter are easily convertible in cash and subject to a non-significant risk of change in its value, with original maturities of no more than 90 days.

The statement of cash flow gathers the cash movements performed during the year, determined by the direct method. In these statements of cash flow the following expressions are used as detailed below:

	-	Cash Flows: inflows and outflows of cash or equivalents, including term investments lower than three months with large liquidity and low risk of value alterations.

	-	Operating activities: activities which constitute the principal source revenue producing activities of the Group, as well as other activities which cannot be classified as investment or financing.

	-	Investing activities: activities of acquisition, alienation or disposal by other means of non-current assets and other investments not included in cash and its equivalents.

	-	Financing activities: activities which relate to shareholders equity and borrowings of the entity.

2.23	Revenue and expense recognition

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

Revenue is presented net of value-added taxes, returns, rebates and discounts and after the elimination of sales performed among the subsidiaries, which is described as follows:

	2.23.1	Sale of goods and products

Revenue from sale of goods must be recognized and recorded in the financial statements when each and all the following conditions are met:

		a)	The Company has transferred to the buyer the significant risks and rewards arising from the ownership of the goods;

		b)	the entity retains neither continuing involvement to the degree usually associated with ownership nor effective control over the goods sold;

		c)	the amount of revenue can be measured reliably;

		d)	it is probable that the economic benefits associated with the transaction will flow to the entity; and

		e)	the costs incurred or to be incurred in respect to the transaction can be measured reliably.

	2.23.2	Revenue from service rendered

Service revenue is recognized considering the stage of completion of transaction at the end of the reporting period provided that the outcome of the transaction can be estimated reliably.
F-31

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

	2.23.3	Financial Income and Expense

Financial Income is recognized as interests are accrued in function of the principal that is pending of payment and of the applicable interest rate.

Interest paid and accrued for loans and bonds are used in the financing of its operations, is presented in the Financial Expense.

	2.23.4	Dividends

Dividend income is recognized when the right to receive payment is established.

2.24	Environment

Concha y Toro Group presents disbursements due to environmental investments in Water Treatment Plant intended to protect the environment. The amounts of elements incorporated in facilities, machinery and equipment intended for the same purpose are considered as Property, Plants and Equipment.
F-32

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 3. ESTIMATES DETERMINED BY MANAGEMENT

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

Main estimates and applications of the professional criteria that as a result of its variation could give rise to significant adjustments on carrying amounts of assets and liabilities within the next financial period are related to the following concepts:

3.1	Assessment of possible impairment losses of Property, Plants and equipment, Biological Assets, definite life Intangible assets and Investments in Associates

At of the closing date of each year, or on those dates in which is considered as necessary, an analysis is performed on asset’s value in order to determine if there is an indication or indicator that these assets had an impairment loss. If any indicators exist on Property, Plants and equipment, in Biological Assets, in definite life intangible assets or Investments in Associates and/or in the annual test of indefinite life intangible assets, estimation on the recoverable amount of this asset is performed, in this case, the recoverable amount with respect to the asset’s carrying amount. If these are identifiable assets which do not independently generate cash flows, an estimate is performed on the recoverability of the Cash Generating Unit to which this asset belongs.

In the case of Cash Generating Units to which tangible or intangible assets have been assigned with an indefinite useful life, the recoverability analysis is performed systematically at each year-end or under circumstances considered as required to perform this analysis.

3.2	Financial Assets with trading origin

In the case of financial assets whit trading origin, the Company has defined a policy for the recording of impairment accruals in function of the irrecoverable status for the overdue balance, which is determined through an analysis on the age, historic collection and the collection status of accounts receivable.

3.3	Intangibles Assignation of Useful lives of Property, Plant and equipment, Biologial Assets and Intangible assets

The Company’s management determines the estimated useful lives on technical basis and the related depreciation charges of its Property, Plant and equipment, Biologial Assets and definite life Intangibles assets. This estimate is based on the projected life cycles of goods assigned to the respective segments: Wines and Others.

The Company reviews the estimated useful lives of Property, Plant and equipment, Biologial Assets and definite life Intangible assets, at the closing date of each annual financial report.

3.4	Actuarial calculation of severance indemnity obligations

The Company’s determination of provision for severance indemnity is agreed to the equivalent to a specific number of days per year only and under certain conditions. This has been determined through the actuarial value of the benefit accrued cost. This method allowed performing estimates based on the future permanence of those involved in this benefit, mortality rates, future increases in remunerations and discount rates, among others.
F-33

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

3.5	The fair value of derivatives contracts or other financial instruments (hedges)

In the case of derivative financial instruments, the assumptions used by the Viña Concha y Toro Group, are based on the market rates quoted, adjusted by the instrument’s specific features.

3.6	Expected Fair value in a business combination

The Company has recorded identifiable assets acquired and liabilities assumed at fair value at acquisition date separately from goodwill.

NOTE 4. CHANGES IN ESTIMATES AND ACCOUNTING POLICIES

4.1	Changes in Accounting Estimates

At the closing date of these financial statements, there are no changes in accounting estimates for Viña Concha y Toro and subsidiaries.

4.2	Changes in Accounting Policies

The financial statements of Viña Concha y Toro S.A. as of December 31, 2012 present no changes in accounting policies with respect to the prior year.
F-34

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 5. FINANCIAL RISK MANAGEMENT

5.1	Analysis of Market Financial Risk

The Company is exposed to different types of market risks, among others main risks are; exchange rate risk, interest rate risk and variation risk in consumer price index.

	5.1.1	Exchange Rate Risk (Currency Risk)

Due to the exporting nature of Viña Concha y Toro, the exchange rate risk corresponds to the appreciation risk of the Chilean Peso (its functional currency) with respect to the currencies in which the Company receives its Income.

The exchange rate risk exposure of Viña Concha y Toro corresponds to the net position between assets and liabilities denominated in currencies other than the functional currency. This net position is mainly generated by the differential between the addition of accounts receivable and inventories with respect to the asset and advertising contributions, financial debt and supplies costs with respect to the liability, all of them denominated in US Dollars, Euros, Pound Sterling, Canadian Dollars, Swedish Crowns, Norway Crowns, Brazilian Real, Mexican Pesos and Argentinean pesos.

In order to mitigate and manage the exchange rate risk, the Company reviews on a daily basis the net exposure on each currency for the existing entries, and hedge this differential mainly using currency forward operations at a term lower or equal to 90 days. In certain opportunities the Company can also use Cross Currency Swap or any other derivative.

The sensitivity analysis assuming that the Company had no hedging during 2012, indicates that a depreciation /appreciation by 10% of the Chilean peso, with respect to the different currencies in which the Company maintains assets and liabilities, would have generated a loss/gain amounting to ThCh$6,511,375. This sensitization is performed assuming that all other variables remained constant and considering, in all the aforementioned currencies, the average assets and liabilities maintained during the indicated period of time.
F-35

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

Sensitivity analysis by currency, effect on Net Income as of December 2012:

	Depreciation 10% in ThCh$	Appreciation 10% in ThCh$
US Dollar	3,143,697	(3,143,697)
Pound Sterling	1,579,005	(1,579,005)
Euro	727,405	(727,405)
Canadian Dollar	276,316	(276,316)
Brazilian Real	1,005,548	(1,005,548)
Swedish Crown	275,832	(275,832)
Norway Crown	75,937	(75,937)
Mexican Peso	340,862	(340,862)
Argentinean Peso	(913,226)	913,226
Total	6,511,376	(6,511,376)

Sensitivity analysis by currency, effect on Net Income as of December 2011:

	Depreciation 10% in ThCh$	Appreciation 10% in ThCh$
US Dollar	2,595,976	(2,595,976)
Pound Sterling	1,512,129	(1,512,129)
Euro	594,753	(594,753)
Canadian Dollar	219,526	(219,526)
Brazilian Real	858,152	(858,152)
Swedish Crown	271,370	(271,370)
Norway Crown	100,309	(100,309)
Argentinean Peso	(919,029)	919,029
Total	5,233,186	(5,233,186)

Additionally, and in accordance with the sensitivity of the impact on net equity and the appreciation or depreciation of each currency, the Company hedges a portion of the expected entries pursuant to its sale forecasts with currency forward sales at terms higher than 90 days.

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

The sensitivity analysis manifest that a depreciation/appreciation by 10% of the Chilean peso with respect to the different currencies in which the Company generate income and expenses, would have represented a loss /gain amounting to ThCh$22,098,173 in 2012. This sensitivity is performed assuming all other variables as constant and considering in all the aforementioned currencies, the forecasted income and expenses for the year.
F-36

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

Sensitivity analysis by currency, effect on Equity as of December 2012:

	Depreciation 10% in ThCh$	Appreciation 10% in ThCh$
US Dollar	10,224,465	(10,224,465)
Pound Sterling	4,668,372	(4,668,372)
Euro	2,867,450	(2,867,450)
Canadian Dollar	1,241,164	(1,241,164)
Brazilian Real	1,777,708	(1,777,708)
Swedish Crown	1,065,651	(1,065,651)
Norway Crown	253,362	(253,362)
Total	22,098,172	(22,098,172)

Sensitivity analysis by currency, effect on Net Income as of December 2011:

	Depreciation 10% in ThCh$	Appreciation 10% in ThCh$
US Dollar	8,738,617	(8,738,617)
Pound Sterling	4,290,431	(4,290,431)
Euro	2,522,144	(2,522,144)
Canadian Dollar	1,082,027	(1,082,027)
Brazilian Real	1,711,794	(1,711,794)
Swedish Crown	932,743	(932,743)
Norway Crown	220,526	(220,526)
Total	19,498,282	(19,498,282)

Notwithstanding the abovementioned, in scenarios of appreciation of our local currency is possible to mitigate the effect on income through adjustments in prices always considering, the appreciation level of the currencies of our competitors.

5.1.2	Interest Rate Risk

The interest rate risk impact the Company’s financial debt. As of December 31, 2012 Viña Concha y Toro had a total financial debt, net of interest, amounting to ThCh$265,798, 62.2% of this debt correspond to long-term debt and 37.8% correspond to short-term debt. At this year-end, the Company maintains 30.1% of the debt with a variable interest.

In order to reduce the interest rate risk, the Company has contracted derivatives which fix the interest rate (Swap Interest rate) for all loans which are currently subject to a variable rate, which are currently denominated in United States Dollars subject to Libor rates.

The sensitivity analysis, assuming that the Company does not perform interest rate hedging, indicate that, an increase/decrease of 100 basis points in interest rates on all the loans with variable interest rate, in-force up to December 31, 2012, would have generated a higher/lower interest expense amounting to ThCh$678,354, with effect on profit or loss.

5.1.3	Inflation Risk.

A very particular feature of the Chilean financial market is the deepness existing for corporative bonds denominated in UF which is different for Chilean pesos. This is due to the fact that corporative bonds in UF provide a guarantee to the investor with a specific return in actual terms, isolating the inflation risk; however this is transferred to the debt issuer. Currently, Viña Concha y Toro is exposed to the UF (Unidad de Fomento) in the following instruments: Corporate Bonds, Bank Loans and Short-term Time Deposits, these latter, decrease in part the Company’s total exposure
F-37

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

As of December 31, 2012, 28.7% of the Company’s debt is denominated in UF. In order to hedge the fluctuation of UF, the Company has taken swap contracts.

During 2012 the Company recognized a loss amounting to ThCh$953,933 which relates to the adjustment of short and long-term financial debts indexed to the variation of UF. A variation of 100 base points in the inflation that refine the UF in this period would generate a loss /gain amounting to ThCh$366,467, with effect on profit or loss.

5.2	Credit Risk

The Credit Risk relates to the uncertainty with respect to the compliance of obligations from the Company’s counterpart, for particular contract, agreement or financial instrument, when this breach generates a loss in the market value of any financial asset.

	5.2.1	Trade Receivables

The Company exports to more than 135 countries abroad through dealers with whom maintain distribution contracts for its different companies and brands. On the other hand, the Company has formed distributing subsidiaries of its products in England, Sweden, Norway, Finland, Argentina, Brazil, Mexico, Canada, South Africa and Singapore. All export sales is performed in term with direct credit, except for some punctual cases that operates with export letter of credit.

In the domestic market the sale is diversified in more than 10,000 customers and after an internal evaluation, they are granted with a limited credit line.

The main credit risk correspond to the lack of payment of a particular customer, although in some cases there are risks associated to exchange or legal restrictions in the countries where they are located and they are temporarily restrained to comply with their payment obligations

The Company’s policy is to cover with credit insurance all their customers. This is performed to both, domestic market customers and export customers. In the cases in which the insurance company rejects to insure a particular customer, alternative mechanisms are considered in order to document the debt as the case of post-dated checks in the domestic market, export letter of credits, etc.

		a)	Sale to third-parties from Chile:

In the case of accounts receivable for the domestic market, 88.3% of customers have a credit insurance which covers 90% of the claim. As of December 31, 2012 the main five customers concentrate 38.3% of receivables for this market, consequently, 94.1% of this receivable is covered by the credit insurance. A 64.0% of accounts receivable are concentrated in customers that maintain accounts receivable in amounts higher than MCh$100, while a 19% correspond to customers with a receivable lower than MCh$10.

For exports from Chile to third-parties, 87.1% have an insurance credit which covers 90% of the claim. As of December 31, 2012 the twenty main customers represent a 67.2% of accounts receivable for this market, consequently, 88.8% of this receivable is covered by an insurance credit. The remaining 32.8% is comprised by 250 customers, approximately.

		b)	Sale to third-parties from abroad:

Bodegas y Viñedos Trivento S.A. maintains credit insurances for 94.0% of its domestic accounts receivable, and 98.8% of its export accounts receivable. In both cases, the insurance covers 90% of the claim. A 64.9% of its export accounts receivable are concentrated in the main 20 customers, from these, 98.5% of the debt is insured, while the 20 main customers of the domestic market, represents 68.1% of total accounts receivable, from these 95% is insured.
F-38

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

The subsidiary Concha y Toro UK maintains 88.6% of its accounts receivable portfolio hedged by a credit insurance, which covers a 90% of the value. A 78.9% of accounts receivable is concentrated in its 20 main customers, from these 88.9% of the debt is insured, while the remaining 21.1% of accounts receivable is distributed in more than 220 customers.

VCT Brazil concentrates a 65.0% of its accounts receivable in its 20 main customers, distributing the remaining 35.0% in more than 650 customers. An 84.6% of its accounts receivable are subject to a credit insurance, which covers 90% of the value.

Fetzer maintains credit insurances for 63.0% of its domestic receivables, and 58.43% of its export receivables, in both cases, the insurance covers 90% of the claim. Additionally, 33.4% of exports are sales to state-owned monopolies.

The subsidiaries in Sweden, Norway and Finland, concentrates more than 90% of their accounts receivable in sales performed to state-owned monopolies, entities with no credit insurance due to its low credit risk.

	5.2.2	Short-term investments and forward

Surpluses of cash are invested pursuant the short-term investing policy, mainly, using sell–back agreements on central bank documents, time deposits with different financial institutions, short-term mutual fund units of fixed rent. These investments are recorded as cash and cash equivalent and in investments maintained up to its maturity.

Hedging instruments, mainly Forwards and Swaps, are agreed on terms up to four years with bank institutions only.

In order to decrease the counterpart risk, and that the assumed risk is known and managed by the Company, the investments are diversified with different bank institutions. Thus, the Company evaluates the credit quality of each counterpart and the investment levels, based on: (i) its risk classification and (ii) the counterpart’s equity volume.

5.3	Liquidity Risk

Liquidity risk is defined as the inability which may confront the company in the compliance, in time and form, with the contractual obligations assumed with suppliers and financial institutions.

The Company’s main liquidity source is cash flows from operating activities. In addition, the Company has unused funding lines, and the ability to issue debt and equity instruments in the capital market.

In order to mitigate and manage the liquidity risk, the Company, through projected cash flows, reviews on a monthly and annual basis, its ability to fund its working capital, future investments and its debts maturities.

As of December 31, 2012, the Company recorded ThCh$58,876 in Bank and Time Deposits in addition to unused credit lines in Banks.

	-	Liquidity Risk with respect to agricultural activity

The liquidity risk, with respect to the Company’s agricultural activity, correspond to the inability that may confront the Company on its compliance, in time and form, with its contractual obligations assumed with its grapes suppliers, given that the Company depends of external vineyards for its supply of grapes and wine in bulk.

5.4	Price Risk of Raw Material

The Company depends of external vineyards for its grapes supply and wine in bulk. The grapes purchased to external producers are subject to fluctuations of price and quality and generally are more expensive that the Company’s own grapes.

For the elaboration of premium wines, varietals (wine made exclusively or almost exclusively from one variety of grape) and sparkling, a 65.3% of grapes and wine in bulk used corresponded to independent growers of Chile. Additionally, the Company purchased close to 72.4% of the grape and wine in bulk necessary to produce wine of popular quality. The disruption in the grape or wine offer, as well as the increase in prices on the part of these external suppliers could have an adverse effect on the Company’s operating income.
F-39

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 6. CASH AND CASH EQUIVALENTS

a)	This item is detailed as follows:

Cash as of December 31, 2012 and 2011 includes time deposits and balances in banks.

Cash and cash equivalent	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Time deposits and balances in banks	58,876,331	20,855,397
Total	58,876,331	20,855,397

As of December 31, 2012, the balance of cash and cash equivalents presents the following time deposits:

As of December 31, 2012
Bank	Initial	Maturity	Monthly rate	Currency	Amount ThCh$	Interest ThCh$	Total amount ThCh$
Banco Santander	Sep 6, 2012	Mar 5, 2013	0.27%	UF	2,569,584	26,909	2,596,493
Corpbanca	Oct 10, 2012	Apr 8, 2013	0.31%	UF	4,225,539	35,419	4,260,958
Banco Santander	Nov 5, 2012	Apr 11, 2013	0.42%	UF	3,106,342	24,402	3,130,744
Banco Santander	Nov 5, 2012	Apr 11, 2013	0.42%	UF	1,450,388	11,394	1,461,782
Banco Santander	Nov 23, 2012	Apr 15, 2013	0.39%	UF	1,370,445	6,756	1,377,201
Banco Santander	Nov 23, 2012	Apr 29, 2013	0.37%	UF	2,512,483	11,749	2,524,232
Banco Santander	Nov 23, 2012	May 15, 2013	0.36%	UF	2,489,642	11,353	2,500,995
Banco Itaud	Nov 23, 2012	Apr 19, 2013	0.37%	UF	2,740,890	12,875	2,753,765
Banco Security	Nov 23, 2012	May 20, 2013	0.34%	UF	4,568,150	19,770	4,587,920
Banco de Chile	Nov 23, 2012	May 9, 2013	0.34%	UF	11,420,375	49,424	11,469,799
Banco de Chile	Nov 23, 2012	May 13, 2013	0.34%	UF	4,819,398	20,857	4,840,255
Banco de Chile	Nov 23, 2012	May 17, 2013	0.34%	UF	4,339,743	18,782	4,358,525
Total					45,612,979	249,690	45,862,669

As of December 31, 2011 this item is detailed as follows:

As of December 31, 2011
Bank	Initial	Maturity	Monthly rate	Currency	Amount ThCh$	Interest ThCh$	Total amount ThCh$
Banco Santader	Dec 16, 2011	Apr 11, 2012	0.45%	UF	4,124,396	9,280	4,133,676
Banco Santader	Dec 16, 2011	May 7, 2012	0.42%	UF	1,415,671	2,949	1,418,620
Banco de Chile	Dec 23, 2011	May 11, 2012	0.40%	UF	3,031,988	3,268	3,035,256
Banco de Chile	Dec 23, 2011	Jun 8, 2012	0.40%	UF	2,508,078	2,703	2,510,781
Total					11,080,133	18,200	11,098,333
F-40

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

b)	As of December 31, 2012 and 2011, cash and cash equivalents classified by currency is detailed as follows:

Origin currency	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Chilean Peso	4,414,139	2,838,364
US dollar	2,551,548	3,260,824
Canadian dollar	370,161	28,742
Swedish crown	523,685	1,122,183
Norway crown	190,369	1,012,618
UF	45,862,666	11,098,333
Euro	83,309	203,485
Brazilian Real	2,356,842	320,228
Pound Sterling	1,469,938	490,661
Argentinean peso	121,941	479,959
South African Rand	8,503	—
Mexican Peso	923,230	—
Total	58,876,331	20,855,397

NOTE 7. OTHER FINANCIAL ASSETS

All financial assets are measured at fair value.

	Total current		Total Non-current
Other financial assets	Dec 31, 2012 ThCh$	Dec 31, 2011 ThCh$	Dec 31, 2012 ThCh$	Dec 31, 2011 ThCh$
Financial investments available for sale	3,344,748	1,397,239	—	—
Hedging derivative instruments	7,879,671	6,484,911	9,493,563	6,252,042
Non-hedging derivative instruments	853,728	454,663	—	—
Total	12,078,147	8,336,813	9,493,563	6,252,042

-	Financial investments Available-for-sale

As of December 31, 2012, financial assets available-for-sale correspond to marketable securities amounting to Th$3,344,748, from this total, 55.76% is recorded at stock exchange value and the remaining 44.24% at cost.

As of December 31, 2011, financial assets available-for-sale correspond to marketable securities amounting to Th$1,397,239, from this total 37.34% is recorded at stock exchange value and the remaining 62.66% at cost.

F-41

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 8. TRADE AND OTHER RECEIVABLES, NET

Description on classes of Trade receivables and other accounts receivable, net	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Current trade receivables, net	124,758,650	103,240,516
Other current accounts receivable, net	9,602,871	20,633,652
Total	134,361,521	123,874,168

Balances included within this item, in general, do not accrue interest.

There are no restrictions to the provisions for this type of accounts receivable of significant amount.

From August 2011, sales to Banfi are on behalf of the associate Excelsior Wine Company.

The Company has signed agreements with the majority of its dealers. Generally, these agreements are entered for a two-year period, which are automatically renewable. Besides, the Company’s strategy to increase its sales in the most significant export markets depends significantly on the Company’s dealer’s sales trends.

Other receivables, current, net, is mainly composed by personnel debt accounts and notes receivable from trading debtors.

In the local market, debtor’s impairment analysis is detailed as:

Overdue trade receivables with no impairment	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
1 to 90 days	9,409,587	5,411,259
91 to 180 days	1,550,018	501,306
181 to 360 days	799,181	150,555
Over 360 days	521,590	116,667
Total	12,280,375	6,179,787

Changes in bad debt accrual	ThCh$
Beginning balance As of January 1, 2011	818,662
Increases	25,154
(Decreases)	(30,635)
Final Balance As of December 31, 2011	813,181
Increases	218,730
(Decreases)	(153,727)
Final Balance As of December 31, 2012	878,184
F-42

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

Rejected notes receivable as of December 31, 2012, corresponds to 94 customers totaling ThCh$ 64,825, while as of December 31, 2011, these amounted to 129 customers in the amount of ThCh$ 92,313, in respect of the notes receivable held in legal collection as of December 31, 2012, these corresponds to 231 customers with a total of ThCh$ 362,261, while at December 31, 2011, this figure reached 218 customers in the amount of ThCh $ 298,716.

The gross portfolio as of December 31, 2012 amounted to ThCh$147,522,857. All these 12,792 customers had not come to terms to pay for their debts. At December 31, 2011 the gross portfolio amounted to ThCh$123,874,168, of which 14,999 customers had not come to terms to pay for their debts, reaching a total of ThCh$131,490,725, while those that post agreed their debts were 145 customers, amounting to ThCh$16,061.

F-43

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 9. TRANSACTIONS WITH RELATED PARTIES

9.1	Information to be disclosed on related parties

Balances outstanding at year-end are not secured and are settled in cash. There are no guarantees granted or received for accounts receivable from or payable to related parties. As of December 31, 2012 and 2011, the Group has not recorded any impairment of accounts receivable related to amounts owed by related parties. This evaluation is performed on an annual basis through an analysis of the related party’s financial position in the market in which the related party operates.

9.2	Parent Group

The controlled percentage directly and indirectly by the Parent Group is 40.12%. A non-formalized join acting agreement exists between them.

The table below details each natural person which represents to each member of the Parent. In addition, there is an indication of the legal entities and natural persons represented and its related ownership percentages. Those shareholders with percentages lower than 1% are grouped under item “others”:

FAMILIA GUILISASTI GANA	26.79%
Inversiones Totihue S.A.	11.73%
Rentas Santa Bárbara S.A.	11.42%
Otros	3.64%

The Companies Rentas Santa Bárbara S.A. and Inversiones Totihue S.A. are Closed Corporations, both 100% controlled directly or indirectly by the family Guilisasti Gana which is integrated by Mrs. Isabel Gana Morandé (ID No. 2.556.021-3), the brothers Eduardo Guilisasti Gana (ID No. 6.290.361-9), Rafael Guilisasti Gana (ID No. 6.067.826-K), Pablo Guilisasti Gana (ID No. 7.010.277-3), José Guilisasti Gana (ID No. 7.010.293-3), and sisters Isabel Guilisasti Gana (ID No. 7.010.269-2), Sara Guilisasti Gana (ID No. 7.010.280-3), and Josefina Guilisasti Gana (ID No.7.010.278-1). The members of the family Guilisasti Gana exert its rights as legal persons or through investment companies which are totally owned by the same family. The concept “others” include companies and legal persons which correspond by 100%, directly and indirectly to the family Guilisasti Gana.

LARRAÍN SANTA MARÍA, ALFONSO	7.26%
Inversiones Quivolgo S.A.	4.11%
Inversiones La Gloria Ltda.	2.15%
Otros	1.00%

The Company Inversiones Quivolgo S.A. is 100% owned by Mr. Alfonso Larraín Santa María (ID# 3.632.569-0) and by family Larraín Vial, integrated by his spouse Teresa Vial Sánchez (ID# 4.300.060-8) and the brothers Felipe Larraín Vial (ID# 7.050.875-3), María Teresa Larraín Vial (ID# 10.165.925-9), Rodrigo Larraín Vial (ID# 10.165.924-0), María Isabel Larraín Vial (ID# 10.173.269-K) and Alfonso Larraín Vial (ID# 15.314.655-1). On the other hand, Inversiones La Gloria Ltda. is 100% controlled by the family Larraín Santa María, integrated by the brothers Alfonso Larraín Santa María, Andrés Larraín Santa María (ID# 4.330.116-0), Pilar Larraín Santa María (ID# 4.467.302-9), Gabriela Larraín Santa María (ID# 4.778.214-7) and Luz María Larraín Santa María (ID# 6.065.908-7).

FONTECILLA DE SANTIAGO CONCHA, MARIANO	3.67%
Inversiones GDF S.A.	3.27%
Otros	0.40%

The property of Inversiones GDF S.A. correspond by 100% to the family Fontecilla Lira, comprised by Mr. Mariano Fontecilla Lira (ID# 6.495.101-7), Rodrigo Fontecilla Lira (ID# 8.404.996-4), Enrique Fontecilla Lira (ID# 6.613.074-6) y Francisco Antonio Fontecilla Lira (ID# 8.671.675-5).

CALVO SALAS, SERGIO	2.40%
Inversiones Rauten Ltda.	1.75%
Otros	0.65%

Inversiones Rauten Ltda. is 100% owned by Mr. Sergio Calvo Salas (ID# 1.869.956-7) and family Calvo Rodríguez, integrated by his spouse María Leonor Rodríguez Larraín (ID# 1.980.696-0) and María Leonor Calvo Rodríguez (ID# 5.688.266-9) sister, Ana María Calvo Rodríguez (ID# 5.688.267-7), sister, Sergio Calvo Rodríguez (ID# 5.703.631-1), brother, Pilar Calvo Rodríguez (ID# 9.907.498-1) sister and María Elena Elvira Calvo Rodríguez (ID# 5.688.268-5) sister.

F-44

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

There are no other legal persons or entities other than the Controller Group which own shares or rights which represent 10% or more of the Company’s capital, as well as other legal persons who own less than 10% and that in the aggregate with his spouse and/or relatives reach this percentage, either directly or through legal entities.

The Company has intermediate controller entities which publicize Financial Statements that are publicly available.

9.3	Management Key Personnel

Management key personnel are those persons with authority and are responsible to plan, direct and control the Entity’s activities, either directly or indirectly, including any Board’s member (executive or not).

9.4	Senior Management Salaries

Managers and main executives are involved with an annual bonuses plan through participation on incomes and goals achievements. The global remuneration of the Company’s main executives is as follows:

Senior Management Remuneration	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$	As of December 31, 2010 ThCh$
Short-term benefits to employees	12,915,446	11,399,663	8,818,268
Contract termination benefit	228,813	522,939	81,858
Total	13,144,259	11,922,602	8,900,126

In the same date of 2011, our subsidiary Fetzer Vineyards Inc. incorporates expenses for this concept in only 8.5 months. In 2012, there are remunerations included on new subsidiaries (Canada and South Africa) which as of December 31, 2011 did not exist.

9.5	Accounts receivable from related parties, current

Related party ID No.	Related party name	Nature of relationship	Type of currency	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
96.512.200-1	Viñedos Emiliana S.A.	By Director	Chilean Peso	65,265	101,448
96.824.300-4	Viña Almaviva S.A.	Associate	Chilean Peso	195,014	130,894
96.512.190-0	Fruticola Viconto S.A.	By Director	Chilean Peso	2,077	2,032
E-0	Excelsior Wine Company	By Manager	Chilean Peso	8,400,115	6,819,437
90.950.000-1	Industria Corchera S.A.	Associate	Chilean Peso	8,229	149,748
78.335.990-1	Comercial Greenvic S.A.	By Director	Chilean Peso	46,564	33,691
Total				8,717,264	7,237,250
F-45

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

9.6	Accounts payable to related parties, current

Related party ID No.	Related party name	Nature of relationship	Type of currency	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
96.512.200-1	Viñedos Emiliana S.A.	By Director	Chilean Peso	503,534	709,310
85.201.700-7	Agrícola Alto de Quitralman Ltda.	By Director	Chilean Peso	53,075	66
90.950.000-1	Industria Corchera S.A.	Associate	Chilean Peso	1,775,027	1,643,143
E-0	Excelsior Wine Company	Associate	Chilean Peso	—	259,600
86.673.700-2	Agricolas Los Alamos Ltda.	By Manager	Chilean Peso	51,873	—
96.824.300-4	Viña Almaviva S.A.	Associate	Chilean Peso	49,489	39,990
99.562.040-5	Los Boldos de Tapihue S.A.	By Manager	Chilean Peso	21,060	1,113
95.097.000-6	Forestal Quivolgo S.A.	By Manager	Chilean Peso	185	—
76.088.641-6	Agricolas Las Pircas Ltda	By Manager	Chilean Peso	7,143	1,918
3.909.463-0	María Inés Cerda Fernández	By Manager	Chilean Peso	10,273	398
77.486.130-0	Soc. Ag. El Marco Dos Ltda.	By Manager	Chilean Peso	17,142	634
96.639.700-4	Agrícola Sextafrut S.A.	By Director	Chilean Peso	—	165
89.430.800-1	Agricola y Frutícola Santa Gabriela Ltda.	By Director	Chilean Peso	4,624	—
13.923.940-7	Ignacio Esteban Torregon	By Manager	Chilean Peso	—	3,844
78.968.020-5	Soc. Agric. Santa María Ltda.	By Manager	Chilean Peso	—	512
96.931.870-9	Viveros Guillaume Chile S.A.	By Director	Chilean Peso	39,902	49,982
77.486.290-0	Soc. Ag. Orrego Dos Ltda.	By Manager	Chilean Peso	9,278	501
76.120.010-0	Sociedad Comercial y Promotora La Uva	By Manager	Chilean Peso	—	179
76.021.221-0	Agricola Gabriela Ltda.	By Director	Chilean Peso	116,724	—
99.527.300-4	Southern Brewing Company S. A.	Associate	Chilean Peso	190,816	—
78.335.990-1	Comercial Greenvic S.A.	By Director	Chilean Peso	41	2,777
Total				2,850,186	2,714,132

9.7	Accounts payable to related parties, non-current.

Related party ID No.	Related party name	Nature of relationship	Type of currency	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
96.512.200-1	Viñedos Emiliana S.A.	By Director	Chilean Peso	1,086,323	1,252,037
Total				1,086,323	1,252,037
F-46

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

9.8	Detail of transactions with related parties by entity

Related party ID No.	Related party name	Nature of relationship	Nature of transaction	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
96.512.190-0	Fruticola Viconto S.A.	By Director	Sales of services and other	10,553	10,082
			Purchase of raw material and products	—	37,860
96.512.200-1	Viñedos Emiliana S.A.	By Director	Sale of raw material and products	16,827	289,809
			Sales of services and other	465,011	524,308
			Purchase of raw material and products	823,727	785,675
			Purchase of services and other	459,994	573,229
90.950.000-1	Industria Corchera S.A.	Associate	Sale of raw material and products	8,280	4,279
			Purchase of raw material	5,279,581	5,567,578
96.824.300-4	Viña Almaviva S.A.	Associate	Sale of raw material and products	143,816	51,605
			Sales of services and other	28,720	70,371
			Purchase of raw material and products	193,066	794,983
			Purchase of services and other	3,634	12,314
76.021.221-0	Agricola Gabriela Ltda.	By Director	Purchase of raw material	970,291	714,981
90.310.000-1	Gasco GLP S.A.	By Director	Purchase of services and other	1,151,582	1,072,187
90.042.000-1	CGE Distribución S.A.	By Director	Purchase of services and other	2,202,859	2,236,604
85.201.700-7	Agrícola Alto Quitralmán Ltda.	By Director	Sale of raw material and products	446	526
			Sales of services and other	374	—
			Purchase of raw material and products	524,413	298,342
78.335.990-1	Comercial Greenvic S.A.	By Director	Sale of raw material and products	3,758	183,836
			Sales of services and other	17,157	15,621
			Purchase of raw material and products	23,628	197,129
			Purchase of services and other	1,843	4,363
86.673.700-2	Agrícola Los Alamos Ltda.	By Director	Purchase of raw material and products	391,928	367,637
78.968.020-5	Soc. Agric. Santa María Ltda.	By Manager	Purchase of raw material and products	—	197,722
E-0	Excelsior Wine Company	Associate	Sale of raw material and products	27,990,294	13,942,120
99.527.300-4	Southern Brewing Company S.	Associate	Purchase of raw material and products	1,065,726	—

This note presents transactions with related parties and all other significant transactions with related parties, which total amounts are over 1% of the Company’s profit, as well as all those operations for purchase or sale of shares.

The amounts indicated as transactions in the enclosed chart, correspond to trade operations with related companies, which are performed under market conditions with respect to price involved and payment terms.

There are no bad debt estimates which deduct balances receivables or guarantees related to this estimates.

Transactions and balances with Group´s subsidiaries companies are not presented.

F-47

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 10. INVENTORIES

As of December 31, 2012 and 2011, this item is detailed as follows:

Class of Inventories	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Wine in bulk and bottled	173,166,626	158,459,647
Semi-elaborated wine	4,324,214	4,651,350
Liquors	4,103,500	3,059,293
Material and supplies	8,984,825	6,785,507
Other products	1,620,250	1,017,869
Total Inventories	192,199,415	173,973,666

Changes of estimates at net realizable value and obsolescence are as follows:

	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Beginning balance	(3,065,180)	(3,792,036)
Estimate of net realizable value and obsolescence	(1,510,380)	(1,966,127)
Inventory written-off	2,124,817	2,692,983
Total	(2,450,744)	(3,065,180)

From total cost of sale, the amounts corresponding to direct costs are as follows:

	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Direct Cost	291,515,725	273,461,390

There are no inventories pledged as collateral for debt compliance.

F-48

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 11. INVESTMENTS AND INFORMATION ON INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

11.1	Information to be disclosed on Investments in subsidiaries

i.	Valuation of investments in Argentina

	a.	The financial statements of the Argentinean companies Trivento Bodegas y Viñedos S.A., Finca Lunlunta S.A. and Finca Austral S.A., in which Viña Concha y Toro S.A. has indirect ownership of 100%, through Inversiones Concha y Toro SpA and VCT Internacional SpA. This implies to control the investments in US Dollars, which is the Subsidiary’s functional currency.

	b.	As of December 31, 2012 there are profits which are potentially remittable of Argentinean subsidiaries amounting to USD 6,207,896.44.

	c.	On January 28, 2009, the general shareholders’ meeting approved a capital contribution of USD 5,000,000. The shareholders VCT Internacional Ltda. and Comercial Peumo Ltda., relinquish to their rights of preferential subscription, awarding Viña Concha Y Toro S.A. the subscription of 2,109,400 nominative non-endorsable ordinary shares, which are paid on February 17 amounting to USD 5,000,000. Consequently, the new ownership is as follows: Viña Concha y Toro S.A. 39.031%, VCT Internacional Ltda. 60.375% and Comercial Peumo S.A. 0.594%.

	d.	On May 15, 2009 a capital contribution is performed amounting to USD 953,000 and in June, another increase was performed amounting a total of USD 6,650,000, thus, as of June 30, 2009 the total increase for the year amounted to USD 12,603,000. As a result, the final ownership is as follows: Viña Concha y Toro S.A. 28.636%, VCT Internacional Ltda 71.002% and Comercial Peumo Ltda., 0.362%.

	e.	In July, August and September, 2009 a capital contribution was performed amounting a total of USD 9,682,246, as of December 31, the capital contribution totalized USD 22,285,246, therefore, the final ownership is as follows: Viña Concha y Toro S.A. 19.055%, VCT Internacional Ltda. 80.704% and Comercial Peumo Ltda., 0.241%

	f.	On December 17, 2012, Viña Concha y Toro S.A. contributed 100% of its interest in Trivento Bodegas y Viñedos S.A. to Inversiones VCT Internacional SpA, therefore, the ownership of Inversiones VCT Internacional SpA is now 99.759% and Comercial Peumo Ltda 0.241%.

	g.	On December 21, 2012, Inversiones VCT Internacional SpA sold to Inversiones Concha y Toro SpA 10,516,500 shares equivalent to 95% of the share capital of Trivento Bodegas y Viñedos S.A., thus, the ownership of Inversiones Concha y Toro SpA now holds a 95%, Inversiones VCT Internacional SpA, 4.759% and Comercial Peumo Ltda. holds 0.241%.

ii.	Valuation of investments in England

	a.	The financial statements of the English company Concha y Toro UK Ltd., in which Concha y Toro S.A. has a direct ownership of 99%, are expressed in Pound Sterling, which is the functional currency of the subsidiary.

	b.	As of December 31, 2012, there are gains potentially remittable from the subsidiary abroad amounting to GBP 6,683,567.48 (Pound Sterling)

iii.	Valuation of investments in Brazil

	a.	The financial statements of the Company constituted in Brazil, in which Viña Concha y Toro S.A. has an indirect ownership of 100%, are expressed in Brazilian Real, which is the functional currency of the subsidiary.

	b.	On December 31, 2009, a capital contribution from VCT Internacional Ltda. was performed amounting to USD 210,000.

	c.	As of December 31, 2012, there are gains potentially remittable of the affiliated abroad amounting to BRL 25,370,667.19 (Brazilian real)

iv.	Valuation of Investments in Sweden, Norway and Finland

	a.	The financial statements of the companies constituted in Sweden, Norway and Finland, in which Viña Concha y Toro S.A. owns indirect ownership by 100%., are expressed in its local currencies, Swedish Crown, Norway Crown and Euro, respectively and represent its functional currencies in each subsidiary. At the same time, the Swedish subsidiary has 100% ownership of the subsidiary in Finland.
F-49

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

	b.	As of December 31, 2012, there are potentially remittable earnings from these subsidiaries amounting to NOK 2,607,790.50 (Norway crown) in Concha y Toro Norway AB and SEK 11,519,186.21 (Swedish crown) in subsidiaries Concha y Toro Sweden AS and subsidiary.

v.	On February 10, 2009 it was incorporated Viñedos Los Robles S.P.A. with a capital of Ch$1,000,000 in which Viña Cono Sur S.A is the only shareholder.

vi.	On November 17, 2008 in Shanghai, China was incorporated the representative office Concha y Toro Shanghai Representative Office. Its activities began in August 2009, and as of May 12, 2010 the operations were finished, presenting no movement since that date.

vii.	Valuation of investments in Singapore

	a.	The subsidiary VCT Group of Wineries Asia Pte Ltd. was incorporated on March 30, 2010 in Singapore. Its trading activities began in September 2010. Viña Concha y Toro S.A. has indirect ownership of 100% and its financial statements are expressed in Singaporean dollars, the subsidiary’s functional currency.

	b.	As of December 31, 2012, there are not potentially remittable earnings of this related party.

viii.	Valuation of investments in the United States

	a.	The subsidiary VCT USA Inc. was incorporated on March 23, 2011, in conformity with the laws of the State of Delaware in the United States. Viña Concha y Toro S.A. has 100% ownership, with an initial capital contribution of USD 110,000,000.

On April 15, 2011, the subsidiary VCT USA Inc. acquired 100% of ownership in the American winery Fetzer Vineyards Inc., with registered office in California, for an amount of USD 233,754,000.

On July 14, 2011, VCT USA Inc. and the local associate Banfi Corporation, incorporates the company Excelsior Wine Company, LLC with an ownership of 50% each company and with a total share capital of USD 1,000,000.

	b.	As of December 31, 2012, VCT USA Inc. and subsidiaries has gains potentially remittable amounting to USD 11,580,210.00.

ix.	On November 25, 2011, Inversiones Concha y Toro Limitada modified its articles of incorporation and becomes a joint-stock company, in addition changed its corporate name to Inversiones Concha y Toro SpA. From the total of 10,000 ordinary and nominative shares, 9,998 were subscribed by Viña Concha y Toro S.A. and 2 by Viña Palo Alto Limitada.

On November 25, 2011, it was agreed a capital decrease for the withdrawal of 2 shares owned by Viña Palo Alto Limitada, equivalent to $2,950,931. Consequently, the new Company’s capital amounts to $14,606,198,511 divided in 9,998 ordinary and nominative shares owned by the shareholder Viña Concha y Toro S.A.

x.	On November 25, 2011, the subsidiary Sociedad Exportadora y Comercial Viña Maipo Limitada modified its articles of incorporation and became a joint-stock company, and changed its registered name to Sociedad Exportadora y Comercial Viña Maipo SpA. From the total of 10,000 ordinary and nominative shares, 9,900 were subscribed by Viña Concha y Toro SpA. and 100 by Viña Palo Alto Limitada.

xi.	On December 19, 2011, it was agreed a capital increase in Viña Palo Alto Limitada to allow the incorporation of Inversiones Concha y Toro SpA to the property, company that contributes with 9,900 shares of Sociedad Exportadora y Comercial Viña Maipo SpA, equivalent to Ch$23,509,330. Consequently, the new capital of Viña Palo Alto Limitada amounts to Ch$51,469,893, distributed between Viña Concha y Toro S.A. with 54.3236% ownership, Inversiones Concha y Toro SpA with 45.6759% ownership and Emiliana S.A. with 0.0005% ownership.

On December 19, 2011, Viña Palo Alto Limitada became a joint-stock corporation and changed its registered name to Bodega y Viñedos Quinta de Maipo SpA. From the total of 1,000,000 ordinary and nominative shares, 543,236 shares were subscribed by Viña Concha y Toro S.A., 456,759 by Inversiones Concha y Toro SpA and 5 by Emiliana S.A.

On December 28, 2011, Emiliana S.A. sells its 5 shares ownership to Inversiones Concha y Toro SpA, increasing the ownership of the latter to 456,764 shares.
F-50

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

xii.	On December 30, 2011, Inversiones VCT Internacional Ltda. modified its articles of incorporation, and becomes a joint-stock company, and changed its registered name to Inversiones VCT Internacional SpA. From the total of 10,000 ordinary and nominative shares, 7,020 were subscribed by Inversiones Concha y Toro SpA and 2,980 by Sociedad Exportadora y Comercial Viña Maipo SpA.

On December 30, 2011, it was agreed a capital decrease for the withdrawal of the 2,980 shares owned by Sociedad Exportadora y Comercial Viña Maipo SpA, equivalent to Ch$4,788,762,515. Consequently, the new Company’s capital amounts to Ch$11,280,910,870 divided in 7,020 ordinary and nominative shares owned by the shareholder Inversiones Concha y Toro SpA.

On December 17, 2012 a capital increase was performed amounting to Ch$7,259, 559,376, equivalent to 3,947 new shares, which are subscribed and fully paid by Viña Concha y Toro S.A.. Consequently, the new capital of Inversiones VCT Internacional SpA remains valued at $18,540,469,731, with golding by the partners Viña Concha y Toro S.A. holding 35.99% and Inversiones Concha y Toro SpA holding 64.01%.

xiii.	Valuation of Investments in Mexico

	a.	On August 3, 2011, the subsidiary VCT México S. de R.L. de C.V. was incorporated in conformity with the regulations of the Mexico D.F. Viña Concha y Toro S.A. has an indirect ownership of 100%, with 99% through VCT Internacional SpA. and 1% through Inversiones Concha y Toro SpA. The subscribed share capital amount to MXN 3,000.

	b.	On November 7, 2011, VCT México de S.R.L. de C.V. in partnership with Aldimerco, S.A. de C.V. incorporated the company VCT & DG México S.A. de C.V., in which Viña Concha y Toro S.A. has an indirect ownership of 51% equivalent to 8,185,500 shares in the new company.

During 2012, VCT Internacional SpA and Inversiones Concha y Toro SpA made capital contributions which collectively amounted to MXN 8,508,135.00.

	c.	As of December 31, 2012, there are gains potentially remittable from México S.R.L. de C.V. and subsidiary amounting to MXN 7,916,140.85.

xiv.	On November 14, 2011, the subsidiary Concha y Toro Canada Limited was incorporated in conformity with the laws of the State of New Brunswick in Canada. Viña Concha y Toro S.A. has an indirect ownership of 100%, through its subsidiary VCT Internacional SpA., which owns 1,000 shares. As of December 31, 2012, there are gains potentially remittable from Concha y Toro Canada Limited amounting to CAD 82,501.40.

xv.	On January 20, 2012 it was constituted the subsidiary VCT Africa And Middle East (Pty) Ltd, in conformity with the laws of the Republic of South Africa in which Viña Concha y Toro S.A. owns indirect ownership of 100%, through its subsidiary VCT Internacional SpA., which owns 100 shares. As of December 31, 2012, there are gains potentially remittable from VCT Africa and Middle East (Pty) Ltd. amounting to ZAR 1,090,698.44.
F-51

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

11.2	Summarized Financial Information of subsidiaries

The Total Summarized Financial Information of subsidiaries which consolidates at the closing date of the related years, before eliminations of intercompany transactions is presented as follows:

As of December 31, 2012
	Country of	Functional		Asset			Liability			Ordinary	Profit (loss)
Subsidiaries	incorporation	currency	Ownership %	Current	Non-current	Total	Current	Non-current	Total	income	net
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Comercial Peumo Ltda.	Chile	Chilean Peso	100.00%	27,554,452	1,857,820	29,412,272	25,348,510	4,063,762	29,412,272	91,660,021	5,102,055
Viña Cono Sur	Chile	Chilean Peso	100.00%	18,488,464	43,690,530	62,178,994	40,457,574	21,721,420	62,178,994	60,171,712	3,012,526
Transporte Viconto Ltda.	Chile	Chilean Peso	100.00%	763,913	153,367	917,280	198,751	718,529	917,280	654,965	108,918
Sociedad exportadora y comercial Viña Maipo SpA	Chile	Chilean Peso	100.00%	16,251,823	8,837,712	25,089,535	15,798,113	9,291,422	25,089,535	23,058,521	4,611,222
Viña Canepa S.A.	Chile	Chilean Peso	100.00%	858,212	145,703	1,003,915	812,745	191,170	1,003,915	1,641,969	83,623
Viñedos Quinta de Maipo SpA	Chile	Chilean Peso	100.00%	8,733,100	9,314,888	18,047,988	8,740,540	9,307,448	18,047,988	4,869,270	5,067,173
Inversiones CyT SpA	Chile	Chilean Peso	100.00%	24,914,994	59,269,042	84,184,036	61,256,329	22,927,707	84,184,036	—	4,104,355
VCT Internacional SpA	Chile	Chilean Peso	100.00%	36,921,882	9,824,307	46,746,189	12,680,969	34,065,220	46,746,189	—	15,463,169
Viña Maycas del Limari Ltda.	Chile	Chilean Peso	100.00%	582,243	1	582,244	263,164	319,080	582,244	360,077	(25,771)
Viñedo Los Robles SpA	Chile	Chilean Peso	100.00%	530,033	8,756	538,789	356,768	182,021	538,789	1,014,712	152,608
Concha y Toro China SRO	China	Yuan	100.00%	55,739	—	55,739	230,094	(174,355)	55,739	—	—
VCT Group Of Wineries Asia Pte. Ltd	Singapore	U.S. Dollar	100.00%	1,024,953	84,291	1,109,244	1,235,180	(125,936)	1,109,244	1,950,176	8,987
Trivento Bodegas y Viñedos	Argentina	U.S. Dollar	100.00%	19,929,771	21,045,723	40,975,494	16,971,744	24,003,750	40,975,494	27,234,922	579,109
Concha y Toro UK Ltd.	England	Pund Sterling	100.00%	38,182,981	69,758	38,252,739	32,940,570	5,312,169	38,252,739	76,732,094	1,030,387
Concha y Toro Norway AS	Norway	Swedish Crown	100.00%	2,832,264	603	2,832,867	2,593,312	239,555	2,832,867	3,982,687	61,286
Concha y Toro Sweden AB	Sweden	Swedish Crown	100.00%	5,287,447	321,276	5,608,723	4,751,576	857,147	5,608,723	11,958,348	251,237
Concha Y Toro Finland	Finland	Euro	100.00%	3,175,740	—	3,175,740	2,856,101	319,639	3,175,740	5,423,427	89,237
VCT Brasil	Brazil	Real	100.00%	17,330,734	1,105,591	18,436,325	9,802,326	8,633,999	18,436,325	21,381,490	1,636,561
VCT USA	U.S.A	U.S. Dollar	100.00%	1,309,231	115,523,549	116,832,780	17,677,459	99,155,321	116,832,780	—	2,313,248
Fetzer Vineyards, Inc.	U.S.A	U.S. Dollar	100.00%	58,964,758	75,002,238	133,966,996	17,454,702	116,512,294	133,966,996	54,066,026	2,916,346
Concha y Toro Canadá Limited	Canada	Canadian dollar	100.00%	112,562	979	113,541	50,253	63,288	113,541	213,375	42,360
VCT Mexico, S. de R.L.	Mexico	Mexican peso	100.00%	9,419	596,591	606,010	—	606,010	606,010	—	290,784
VCT & DG Mexico, S.A.	Mexico	Mexican peso	51.00%	9,211,346	60,420	9,271,766	8,101,979	1,169,787	9,271,766	5,776,025	573,665
Concha y Toro África & Middle East	South Africa	South African Rand	100.00%	102,771	(891)	101,880	23,086	78,794	101,880	180,202	63,813
F-52

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

As of December 31, 2011
	Country of	Functional		Asset			Liability			Ordinary	Profit (loss)
Subsidiaries	incorporation	currency	Ownership %	Current	Non-current	Total	Current	Non-current	Total	income	net
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Comercial Peumo Ltda.	Chile	Chilean Peso	100.00%	19,647,787	1,706,618	21,354,405	15,124,205	6,230,200	21,354,405	88,360,384	6,473,887
Viña Cono Sur S.A.	Chile	Chilean Peso	100.00%	11,058,002	41,916,062	52,974,064	33,078,227	19,895,837	52,974,064	54,709,253	3,260,411
Transporte Viconto Ltda.	Chile	Chilean Peso	100.00%	744,353	114,170	858,523	189,229	669,294	858,523	546,300	89,951
Sociedad exportadora y comercial Viña Maipo SpA	Chile	Chilean Peso	100.00%	9,167,048	8,257,019	17,424,067	9,486,641	7,937,426	17,424,067	21,175,013	7,227,294
Viña Canepa S.A.	Chile	Chilean Peso	100.00%	693,635	153,367	847,002	491,475	355,527	847,002	2,489,978	754,737
Viñedos Quinta de Maipo SpA	Chile	Chilean Peso	100.00%	626,216	7,959,820	8,586,036	636,883	7,949,153	8,586,036	3,883,546	18,440,336
Inversiones CyT SpA	Chile	Chilean Peso	100.00%	15,982,329	31,556,795	47,539,124	16,075,800	31,463,324	47,539,124	—	9,686,807
VCT Internacional SpA	Chile	Chilean Peso	100.00%	135,956	25,519,089	25,655,045	12,099,637	13,555,408	25,655,045	—	2,075,880
Viña Maycas del Limari Ltda.	Chile	Chilean Peso	100.00%	564,869	3,745	568,614	118,377	450,237	568,614	527,952	273,141
Viñedo Los Robles SpA	Chile	Chilean Peso	100.00%	609,999	—	609,999	422,582	187,417	609,999	700,945	198,224
Concha y Toro China SRO	China	Yuan	100.00%	59,691	—	59,691	248,754	(189,063)	59,691	—	—
VCT Group Of Wineries Asia Pte. Ltd	Singapore	U.S. Dollar	100.00%	995,984	83,310	1,079,294	1,226,377	(147,083)	1,079,294	1,412,453	(50,780)
Trivento Bodegas y Viñedos	Argentina	U.S. Dollar	100.00%	22,619,923	23,614,870	46,234,793	22,197,690	24,037,103	46,234,793	26,696,474	276,315
Concha y Toro UK Ltd.	England	Pound Sterling	100.00%	29,443,696	93,704	29,537,400	25,101,037	4,436,363	29,537,400	46,259,081	803,525
Concha y Toro Norway AS	Norway	Norway Crown	100.00%	3,064,159	1,030	3,065,189	2,866,118	199,071	3,065,189	3,514,112	45,304
Concha y Toro Sweden AB	Sweden	Swedish Crown	100.00%	5,942,366	249,783	6,192,149	5,571,320	620,829	6,192,149	11,184,030	276,315
Concha Y Toro Finland	Finland	Euro	100.00%	2,770,254	13,309	2,783,563	2,519,421	264,142	2,783,563	4,937,694	105,939
VCT Brasil	Brazil	Real	100.00%	12,447,460	541,708	12,989,168	7,594,235	5,394,933	12,989,168	22,646,963	2,037,001
VCT USA	U.S.A	U.S. Dollar	100.00%	1,369,003	125,383,482	126,752,485	14,390,015	112,362,470	126,752,485	—	3,225,006
Fetzer Vineyards, Inc.	U.S.A	U.S. Dollar	100.00%	54,089,730	80,697,153	134,786,883	9,062,862	125,724,021	134,786,883	41,429,149	4,507,322
Concha y Toro Canadá Limited	Canada	Canadian dollar	100.00%	519,200	—	519,200	—	519,200	519,200	—	—
VCT Mexico, S. de R.L.	Mexico	Mexican peso	100.00%	112	304,337	304,448	304,337	112	304,448	—	—
VCT & DG Mexico, S.A.	Mexico	Mexican peso	51.00%	596,739	—	596,739	—	596,739	596,739	—	—
F-53

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

11.3	Information to be disclosed on investments in associates (in thousands of Ch$pesos)

A detail of main investments in associates under equity method as of December 31, 2012 and 2011 is presented as follows:

	As of December 31, 2012							As of December 31, 2011
Associated	Assets		Liabilities		Equity	Ordinary income	Profit(loss) Net	Assets		Liabilities		Equity	Ordinary income	Profit(loss) Net
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	ThCh$	ThCh$	ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	ThCh$	ThCh$	ThCh$
Viña Almaviva S.A.	6,357,076	14,223,596	2,295,229	2,395,406	15,890,037	5,409,160	2,385,946	4,978,163	14,163,689	2,663,911	2,987,590	13,490,351	4,292,510	2,159,995
Industria Corchera S.A.	9,920,211	3,262,264	4,492,832	85,150	8,604,493	10,725,360	638,590	8,924,248	3,520,989	4,134,634	89,264	8,221,339	11,445,674	749,188
Southern Brewing Company S.A	628,781	4,623,975	1,128,088	273,324	3,851,344	1,611,802	69,917	386,417	4,290,270	531,564	352,484	3,792,639	1,157,461	78,330
Inovacion Tecnológica Vitivinicola S.A.	92,881	—	65,010	—	27,871	212,588	4,952	237,123	4,994	199,574	—	42,543	15,758	20,021
Excelsior Wine Company	16,879,600	241,847	10,643,038	—	6,478,409	58,446,745	12,497,811	9,256,981	4,918,183	11,062,036	—	3,113,128	24,523,585	1,614,114
Total	33,878,549	22,351,682	18,624,197	2,753,880	34,852,154	76,405,655	15,597,216	23,782,932	26,898,125	18,591,719	3,429,338	28,660,000	41,434,988	4,621,648

Ownership of Viña y Concha y Toro in its associates is detailed as follows:

		Investment amount		Income for the year
Tax Id No.	Company name	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$	Country of incorporation	Functional currency	Ownership percentage	Main activities of the company
96.824.300-4	Viña Almaviva S.A. (*)	7,302,829	6,102,986	1,192,972	1,079,997	Chile	Chilean Peso	50.000%	Production and trading of premium wine “chateau” which is mainly for export markets

90.950.000-1	Industria Corchera S.A. (**)	5,322,263	5,130,828	319,059	374,316	Chile	Chilean Peso	49.963%	Manufacture, production, import, export and trading of corks caps and lids for the vineyard market in Chile and abroad

76.240.720-5	Southern Brewing Company S.A	1,448,772	1,431,332	27,967	31,332	Chile	Chilean Peso	40.000%	Corporate investment and movable capital annuitants in general

76.571.080-4	Innovacion Tecnológica Vitivinicola S.A. (***)	4,212	6,583	—	(1,251)	Chile	Chilean Peso	15.740%	Research and experimental development
45-2968791	Excelsior Wine Company (****)	1,399,494	538,058	1,153,862	518,786	USA	U.S. Dollar	50.000%	Import, Sale and Distribution of Wine and Liquors
	Total	15,477,570	13,209,787	2,693,860	2,003,180

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

(**) Includes goodwill equivalent to ThCh$1,023,201, Industria Corchera is presented net as indicated in Note 2.10.1

(***) A significant influence has been considered in this associate due to the fact that there is representation in the Board of Director’s of this company.

(****) The investment in Excelsior Wine Company represents 50% of the ownership. However, it has been agreed that from August 2011, VCT USA, Inc. will receive 20% of the profit for the years ended December 31, 2012 and 2013, respectively.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

11.4	Goodwill for investment in associates

The gross and net value of goodwill purchased as of December 31, 2012 is as follows:

–	The amount presented corresponds to the investment of 49.963% of Industria Corchera S.A., amounting to ThCh$1,023,201, with no impairment presented.

The purchased goodwill generated prior to the date of our transition to IFRS is maintained at the net value recorded to that date and is controlled in the same currency of the investment (Chilean pesos).

The book value of goodwill is netted to its corresponding investments.

NOTE 12. GOODWILL

Goodwill for investment in subsidiaries:

Acquisition of Fetzer Vineyards, Inc.

On April 15, 2011 Concha y Toro S.A. through its subsidiary VCT USA, Inc. acquired 100% of ownership of Fetzer Vineyards, Inc., a winery located in California USA.

This acquisition is in line with the Company’s business strategy and we believe it is a very important event in the Company’s history. It is expected that this operation helps the Group to increase its global sales, as Fetzer is one of the 10 most important brands of USA in terms of sales volume. During the period from January 1 and December 31, 2012 Fetzer Vineyards, Inc. generated revenues of ThCh$54,066,026 and profits of ThCh$2,916,346.

Assets acquired and liabilities assumed (at fair value) identifiable as of the acquisition date:

Detail	As of April 15, 2011 ThCh$
Cash and cash equivalent	17,971
Trade receivables and other accounts receivable, current	417,614
Inventories	38,160,012
Biological assets, current	1,227,224
Other non-financial non-current assets	54,408
Intangible assets other than goodwill	19,107,578
Property, plant and equipment	34,298,894
Trade and other accounts payable, current	(735,674)
Other current provisions	(2,886,024)
Tax liabilities, current	(25,309)
Other non-current, non-financial liabilities	(54,408)

Total	89,582,286

Goodwill

As of April 15, 2011, the measured contribution of 100% of the shares of Fetzer Vineyards amounted to ThCh$ 110,131,729 (USD 233,053,431) and the fair value of net identifiable assets at the acquisition date amounted to ThCh$89,582,286, resulting in a historical goodwill of ThCh$20,549,443.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

As of December 31, 2012 and 2011, the value of goodwill acquired is detailed as follows:

Detail	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Historic cost	20,549,442	20,549,442
Foreign currency exchange difference	321,792	2,028,157
Total	20,871,234	22,577,599

Goodwill is mainly attributable to the skills and technical abilities of the workforce at Fetzer Vineyards, Inc., and to the synergies expected due to the integration of this Company with the business of Concha y Toro Group.

The Company and the seller agreed to perform this acquisition under Section 338(h)(10) for tax purposes, which makes that this operation qualifies as an Asset purchase. Under this condition, the tax goodwill is deductible.

This Goodwill was subject to an impairment test and no impairment was found.

The Company and the seller agreed to perform this acquisition under Section 338(h)(10) for tax purposes, (US legal regulation) which makes that this operation qualifies as an Asset purchase. Under this condition, the taxable goodwill is deductible.

Costs related to the acquisition

The Company incurred in acquisition costs of USD 3,992,682 in 2011, related mainly to legal external fees and due diligence costs. These costs have been included under Administrative Selling expenses and finance costs in the Group consolidated statement of income in 2011.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 13. INTANGIBLE ASSETS

13.1	Classes of Intangible Assets

Balances of different classes of intangible assets as of December 31, 2012 and 2011, are detailed as follows

Description on classes of Intangible Assets	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Intangible assets, net	28,803,498	29,888,321
Net Intangible asset with finite life	4,973,226	5,113,615
Brands net	17,518,540	19,128,064
Water right, net	6,293,664	5,628,574
Easement right, net	18,068	18,068

Net identifiable intangible assets	28,803,498	29,888,321
Licenses, Registered Brands and other rights, net	27,104,695	28,261,148
IT Programs, net	1,698,803	1,627,173

Gross Intangible assets	37,270,688	37,444,052

Gross Intangible assets identifiable	37,270,688	37,444,052
Licenses, Registered Brands and other rights, gross	29,075,075	29,972,444
IT Programs, gross	8,195,613	7,471,608

Total, Accumulated amortization and value impairment on Intangible assets	8,467,190	7,555,731

Accumulated amortization and value impairment on identifiable intangible assets	8,467,190	7,555,731
Licenses, Registered Brands and other rights	1,970,380	1,711,296
IT Programs	6,496,810	5,844,435

As of December 31, 2012, the Company has no restrictions on intangible assets and does maintain acquisition commitments.

The book value of intangible with indefinite useful life was assigned to the cash generating unit (CGU) which corresponds to agricultural land, within the Wines segment. These intangible assets and the agricultural land have been tested for impairment, i.e. the CGU has been assessed and no impairment has been found after the tests.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

Changes of intangible as of December 31, 2012 are detailed as follows:

Changes in Identifiable Intangible Assets	Licenses, Registered Brands and other Rights, Net ThCh$	IT Programs, Net ThCh$	Identifiable Intangible Assets, Net ThCh$
Initial balance	28,261,148	1,627,173	29,888,321
Changes:
Additions	893,979	767,121	1,661,100
Acquisitions through business combinations, net	—	—	—
Conversion effect in foreign subsidiaries	(1,716,204)	(43,346)	(1,759,550)
Withdrawals	(75,144)	230	(74,914)
Amortization	(259,084)	(652,375)	(911,459)
Total Changes	(1,156,453)	71,630	(1,084,823)
Final balance As of December 31, 2012	27,104,695	1,698,803	28,803,498

The amount due to amortization amounted to ThCh$ 911,459 and ThCh$870,610 as of December 31, 2012 and 2011, respectively, which is reflected in the statement of income included in item “depreciation and amortization”, within the line “administrative expenses” and “costs of sales” corresponding to the portion which forms part of the inventories cost.

Changes of intangibles as of December 31, 2011 are detailed as follows:

Changes in Identifiable Intangible Assets	Licenses, Registered Brands and other Rights, Net ThCh$	IT Programs, Net ThCh$	Identifiable Intangible Assets, Net ThCh$
Initial balance	7,112,438	1,750,915	8,863,353
Changes:
Additions	610,401	365,636	976,037
Acquisitions through business combinations, net	20,820,955	12,427	20,833,382
Conversion effect in foreign subsidiaries	1,343	91,790	93,133
Withdrawals	(6,974)	—	(6,974)
Amortization	(277,015)	(593,595)	(870,610)
Total Changes	21,148,710	(123,742)	21,024,968
Final balance As of December 31, 2011	28,261,148	1,627,173	29,888,321

Intangible assets with a definite useful life are amortized on a straight-line basis during its useful life, beginning at the moment when these are ready to be used. Those intangibles with indefinite useful lives are not amortized.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 14. PROPERTY, PLANT AND EQUIPMENT

14.1	Classes of Property, plant and equipment, by classes

As of December 31, 2012 and 2011, balances of Property, plant and equipment are detailed as follows

Description on classes of Property, plant and equipment	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$

Property, plant and equipment, Net	257,672,949	259,664,661

Construction in-progress, Net	11,543,506	8,583,776
Land, Net	108,319,230	109,792,137
Buildings, Net	32,446,131	33,632,391
Plant and equipment, Net	33,090,114	35,680,764
IT Equipment, Net	617,977	750,641
Fixed facilities and Accessories, Net	65,412,391	64,460,178
Vehicles, Net	1,267,315	1,188,772
Improvement of leased assets, Net	581,866	670,037
Other Property, plant and equipment, Net	4,394,419	4,905,965

Property, plant and equipment, Gross	407,075,264	396,101,993

Construction in-progress, Gross	11,543,506	8,583,776
Land, Gross	108,319,230	109,792,137
Buildings, Gross	50,333,573	49,890,229
Plant and equipment, Gross	86,577,980	84,456,317
IT Equipment, Gross	3,834,066	3,808,790
Fixed facilities and Accessories, Gross	133,883,427	127,572,266
Vehicles, Gross	3,998,278	3,944,012
Improvement of leased assets, Gross	641,707	694,170
Other Property, plant and equipment, Gross	7,943,497	7,360,296

Accumulated depreciation of Property, plant and equipment, Total	(149,402,315)	(136,437,332)

Accumulated depreciation, Buildings	(17,887,442)	(16,257,838)
Accumulated depreciation, Plant and equipment	(53,487,866)	(48,775,553)
Accumulated depreciation, IT Equipment	(3,216,089)	(3,058,149)
Accumulated depreciation, Fixed facilities and Accessories	(68,471,036)	(63,112,088)
Accumulated depreciation, Motorized vehicles	(2,730,963)	(2,755,240)
Accumulated depreciation on improvements of leased assets	(59,841)	(24,133)
Accumulated depreciation, Others	(3,549,078)	(2,454,331)

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

Changes in Property, Plant and equipment as of December 31, 2012 and 2011 are as follows:

Reconciliation items of changes in Property, plant and equipment, by classes	Construction in- progress ThCh$	Land ThCh$	Buildings, Net ThCh$	Plant and Equipment, Net ThCh$	IT Equipment, Net ThCh$	Fixed facilities and accessories, Net ThCh$	Motorized vehicles, Net ThCh$	Improvement of leased assets, Net ThCh$	Other Property, plant and equipment, Net ThCh$	Property, plant and equipment, Net ThCh$
Beginning balance As of January 1, 2012	8,583,776	109,792,137	33,632,391	35,680,764	750,641	64,460,178	1,188,772	670,037	4,905,965	259,664,661
Changes:
Additions	8,329,176	128,488	471,842	3,716,483	243,406	5,904,443	465,929	—	248,386	19,508,153
Acquisitions through business combinations	—	—	—	—	—	—	—	—	—	—
4% Fixed asset credit	—	—	—	(8,233)	(618)	(30,643)	(669)	—	(3,133)	(43,296)
Sales of assets	—	—	—	(89,455)	(956)	(42,262)	(27,934)	—	(3,067)	(163,674)
Transfers to (from) non-current assets and groups in disassociations maintained for sale	—	—	—	—	—	—	—	—	—	—
Reclassification of assets for work termination	(5,153,497)	(791,248)	932,048	339,994	54,124	3,540,432	23,214	—	170,508	(884,425)
Disassociations through business alienation	—	—	—	—	—	—	—	—	—	—
Write-offs	(10,552)	—	7,031	(25,481)	(2,869)	(58,780)	(2,310)	—	—	(92,961)
Depreciation expense	—	—	(1,873,060)	(5,591,073)	(396,810)	(7,941,092)	(337,735)	(37,532)	(659,035)	(16,836,337)
Increase (decrease) in foreign currency exchange	(149,244)	(810,147)	(724,121)	(932,885)	(28,941)	(419,885)	(41,952)	(50,639)	(265,205)	(3,423,019)
Other increases (decreases)	(56,153)	—	—	—	—	—	—	—	—	(56,153)

Total changes	2,959,730	(1,472,907)	(1,186,260)	(2,590,650)	(132,664)	952,213	78,543	(88,171)	(511,546)	(1,991,712)

Final balance As of December 31, 2012	11,543,506	108,319,230	32,446,131	33,090,114	617,977	65,412,391	1,267,315	581,866	4,394,419	257,672,949
F-60

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

Reconciliation items of changes in Property, plant and equipment, by classes	Construction in- progress ThCh$	Land ThCh$	Buildings, Net ThCh$	Plant and Equipment, Net ThCh$	IT Equipment, Net ThCh$	Fixed facilities and accessories, Net ThCh$	Motorized vehicles, Net ThCh$	Improvement of leased assets, Net ThCh$	Other Property, plant and equipment, Net ThCh$	Property, plant and equipment, Net ThCh$
Beginning balance As of January 1, 2011	10,515,186	98,738,608	23,671,636	27,087,786	830,546	61,923,034	886,005	—	1,417,690	225,070,491
Changes:
Additions	5,708,432	4,328,819	312,646	3,428,742	261,567	5,373,701	578,219	—	263,752	20,255,878
Acquisitions through business combinations	406,718	8,199,207	10,622,883	9,672,780	46,733	—	27,180	694,170	3,620,189	33,289,860
4% Fixed asset credit	—	—	—	(26,739)	(761)	(12,644)	—	—	(2,558)	(42,702)
Sales of assets	—	—	—	(14,418)	—	(32,972)	(10,725)	—	(171,149)	(229,264)
Transfers to (from) non-current assets and groups in disassociations maintained for sale	—	(2,467,202)	—	—	—	—	—	—	—	(2,467,202)
Reclassification of assets for work termination	(6,564,359)	(16,207)	534,925	1,097,210	41,100	4,821,793	24,475	—	61,063	—
Disassociations through business alienation	—	—	—	—	—	—	—	—	—	—
Write-offs	(226,439)	—	(101,701)	(327,601)	(3,241)	(7,841)	—	—	—	(666,823)
Depreciation expense	—	—	(1,773,302)	(5,589,835)	(432,281)	(8,087,889)	(323,583)	(24,133)	(560,056)	(16,791,079)
Increase (decrease) in foreign currency exchange	(1,125,858)	1,008,912	365,304	352,839	6,978	482,996	7,201	—	277,034	1,375,406
Other increases (decreases)	(129,904)	—	—	—	—	—	—	—	—	(129,904)

Total changes	(1,931,410)	11,053,529	9,960,755	8,592,978	(79,905)	2,537,144	302,767	670,037	3,488,275	34,594,170

Final balance As of December 31, 2011	8,583,776	109,792,137	33,632,391	35,680,764	750,641	64,460,178	1,188,772	670,037	4,905,965	259,664,661
F-61

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

14.2	Additional Information

a)	Property, plant and equipment

The Company not identify any impairment indicators which that resulted in impairment testing of property, plant and equipment.

b)	Commitments acquired and restrictions on acquisition of property, plant and equipment

As of December 31, 2012, commitments acquired due to acquisitions of property, plant and equipments amounted to ThCh$1,453,677 net.

The Company does not maintain restrictions on goods of property, plant and equipment, other than those reported in Note 34 Guarantees committed with third-parties.

14.3	Assets under financial lease

a)	Financial lease

To date, there are no Property, Plant and Equipment under this condition given that on December 3, 2012 it was exercised the purchase option on the bottling line in Bodegas y Viñedos Trivento S.A

Item	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Plant and equipment, Net	—	1,004,633

b)	Obligations for contracts or financial leases

As of December 31, 2012 there are no obligations due to contracts or financial leases.

F-62

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

14.4	Costs of capitalized interests, Property, Plant and equipment

The cost of capitalized interests is determined applying an average rate or weighted average of all financing costs incurred by the Company to final monthly balances of work in-progress and which comply with the requirements of IAS 23.

Rates and costs for capitalized interests of property, plant and equipment are detailed as follows:

Viña Concha y Toro S.A.

	As of December 31, 2012	As of December 31, 2011
Capitalization rate of capitalized interest, property, plant and equipment	3.68%	3.28%
Amounts of capitalized interest, property, plant and equipment (in ThCh$)	240,152	85,993
Amount of capitalized interest, biological assets (in ThCh$)	364,850	318,211
Total en ThCh$	605,002	404,204

Viña Cono Sur S.A.

	As of December 31, 2012	As of December 31, 2011
Capitalization rate of capitalized interest, property, plant and equipment	—	2.37%
Amounts of capitalized interest, property, plant and equipment (in ThCh$)	—	2,575
Total in ThCh$	—	2,575

Trivento Bodegas y Viñedos S. A.

	As of December 31, 2012	As of December 31, 2011
Capitalization rate of capitalized interest, property, plant and equipment	8.99%	7.52%
Amounts of capitalized interest, property, plant and equipment (in ThCh$)	—	45,848
Amount of capitalized interest, biological assets (in ThCh$)	81,102	95,973
Total in ThCh$	81,102	141,821
F-63

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 15. BIOLOGICAL ASSETS

The Company include as a part of these assets, the grapevine plantations, both in growing stage and in production and also the grape product.

As contemplated in IAS 41, biological assets must be measured at fair value less the estimated costs up to its sale, unless in those cases in which the fair value cannot be measurable reliably. The standard defines as valuation alternatives: Market price, present value of expected net cash flows of the asset and Costs.

Based on the information and analysis prepared by Viña Concha y Toro, the valuation of biological assets (planted grapevines in growing /production) at “reasonable value or fair value” is currently not easy to determine in a reliable manner in Chile, Argentina and USA, given that there is no active market in those countries for planted grapevines both in growing stage and in production, given that these are not an asset commonly traded in our grapevine industry. There is no experience enough in the market with respect to the number of transactions on these goods which allow identifying reference prices for its valuation. Given the high subjectivity degree to qualify the quality of grape associated to the grapevine, for certain grape plantations there is no objective market.

On the other hand, is not possible to apply the present value of net cash flows, given that the grapevines in development and productive stage have no demand, and per se, do not generate flows. Flows must be related with the realization of the agricultural product (grape) which will generate the biologic asset. In the actual business, the grape coming from vineyards will be used to produce wine that subsequently will be traded, not for sale, thus, there is no reference to the grape price in the market.

In addition, the main variables of all flow model are quantity and price, these variables depend on the efficiency levels of each company when handling its vineyards, which in turn will depend on: adopted technology and know-how what makes difficult identifying the proper combination of variables to be considered (quantity and cost involved) and to be reliable.

After analyzing this matter, we may conclude that any methodology used is not fully reliable due to the fact that the basic variables which feed these have no support in objective information which will finally allow measurable and reliable results. Consequently, today we may conclude that the use of flow models does not deliver a reliable fair value for biologic assets.

As per the information and objective indicators analyzed so far, we may conclude that there are no valuation methods as appropriate as the cost. Valuation through the cost value method seems a better estimator on the biologic asset value (grapevines) given the reality of our winegrowing industry and the market peculiarity as commented above.

The depreciation of grapevines in production is performed on linear basis and is based on the production estimated useful life, which is evaluated on a regular basis. Grapevines in growing stage are not depreciated until entering to production, which occur at the fifth year after planted just when the vines begin to produce commercial grape for the grapevine process. Cost incurred in acquisition and plantation of new grapevine is capitalized.

The agricultural products (grape) coming from grapevines in production are valued at its harvest value (cost) less the accumulated losses due to impairment, if any. This valuation is the best estimate of fair value. Grape acquired to third-parties, is reflected by the Company at the value established in the purchase contract entered with third-parties.

F-64

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

15.1	Detail on groups of Biological Assets

The biological assets maintained by Viña Concha y Toro S.A. and subsidiaries consist in grapevines in production and grapevines in growing stage.

-	Reconciliation of changes in Biologic Assets

Reconciliation of changes in Biological assets	Current ThCh$	Non-current ThCh$
Biological assets, initial balance As of January 1, 2012	12,407,775	61,839,636
Biological Assets, gross at beginning of the period	12,407,775	82,849,813
Biological Assets, accumulated amortization and impairment at beginning of the period	—	(21,010,177)

Net Biological Assets at beginning of the period	12,407,775	61,839,636
Increases other than those coming from business combinations, Biological Assets	46,503,876	9,007,464
Increases (decreases) for exchange difference (net), Biological Assets	(144,560)	(906,012)
Depreciation of Biological Assets	—	(3,438,597)
Other decreases	—	(198,338)
Decreases due to harvests or pickup, Biological Assets.	(44,270,018)	(1,767,085)

Total Biological assets As of December 31, 2012	14,497,073	64,537,068
Biological Assets, gross As of December 31, 2012	14,497,073	89,184,180
Biological assets, Amortization and accumulated depreciation As of December 31, 2012	—	(24,647,112)

Reconciliation of changes in Biological assets	Current ThCh$	Non-current ThCh$
Biological assets, Initial balance As of January 1, 2011	10,944,784	53,672,218
Biological Assets, gross at beginning of the period	10,944,784	71,635,656
Biological Assets, accumulated amortization and impairment at beginning of the period	—	(17,963,438)

Net Biological Assets at beginning of the period	10,944,784	53,672,218
Increases other than those coming from business combinations, Biological Assets	31,062,622	6,501,720
Acquisitions performed through business combinations, Biological Assets	3,775,195	4,394,248
Increases (decreases) for exchange difference (net), Biological Assets	120,698	729,417
Depreciation of Biological Assets	—	(3,046,739)
Other decreases	—	(411,228)
Decreases due to harvests or pickup, Biological Assets.	(33,495,524)	—

Total Biological Assets As of December 31, 2011	12,407,775	61,839,636
Biological Assets, Gross As of December 31, 2011	12,407,775	82,849,813
Biological assets, Amortization and accumulated depreciations As of December 31, 2011	—	(21,010,177)

(*) The concept other decreases correspond to vine pull ups

a)	Biological Assets pledged as guarantee
The grapevines of Viña Concha y Toro S.A. and subsidiaries, either in production stage or in growing stage, are not affect to any kind of restrictions, nor have been constituted as guarantees of financial liabilities.

b)	Government Subsidies
The company applies to government subsidies related to the agricultural activity in conformity with Law 18.450 to foster watering and drain. These subsidies require certain conditions on its application. The company complies with these in order to obtain its benefits. Subsidies are granted one time only and are assigned to a specific watering project. As of December 31, 2012, government subsidies have been received which amounted to ThCh$98,463.

c)	Commitments to develop or acquire Biological Assets
As of December 31, 2012 there are no commitments to develop or acquire biologic assets.
F-65

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

d)	Distribution of hectares as of December 31, 2012:

	Vineyards in production	Vineyards in development	Total planted vineyards	Land in turnover	Fruit trees	Total Agricultural Area
Chile
Limarí	695	411	1,106	177	—	1,283
Casablanca	375	35	410	16	—	426
Aconcagua	—	100	100	—	—	100
Leyda	130	—	130	—	—	130
Maipo	889	65	954	27	—	980
Cachapoal	1,070	289	1,359	287	41	1,687
Colchagua	1,635	440	2,075	215	—	2,290
Curicó	527	150	677	24	—	701
Maule	1,914	408	2,321	578	—	2,899
Total Chile	7,235	1,898	9,133	1,323	41	10,497
Argentina
Mendoza	1,061	93	1,154	56	—	1,210
Total Argentina	1,061	93	1,154	56	—	1,210
U.S.A
Fetzer	440	24	463	—	3	466
Total U.S.A.	440	24	463	—	3	466
Total Holding	8,736	2,014	10,750	1,379	44	12,173

Distribution of hectares as of December 31, 2011:

	Vineyards in production	Vineyards in development	Total planted vineyards	Land in turnover	Fruit trees	Total Agricultural Area
Chile
Limarí	605	435	1,040	242	—	1,283
Casablanca	380	33	413	13	—	426
Aconcagua	—	99	99	1	—	100
Leyda	130	—	130	—	—	130
Maipo	897	64	961	29	—	990
Cachapoal	1,059	198	1,257	382	47	1,687
Colchagua	1,512	424	1,936	371	—	2,307
Curicó	488	197	685	16	—	701
Maule	1,749	531	2,280	233	—	2,513
Total Chile	6,822	1,980	8,802	1,287	47	10,137
Argentina
Mendoza	956	178	1,134	76	—	1,210
Total Argentina	956	178	1,134	76	—	1,210
U.S.A
Fetzer	450	3	453	14	3	470
Total U.S.A.	450	3	453	14	3	470
Total Holding	8,228	2,161	10,389	1,377	50	11,816
The total vines planted include certain long-term leases that the Company has in Valle de Casablanca, del Maipo, and Colchagua.

The total agricultural area does not include the Company’s lands which are not usable for plantations as hills, roads, etc.

e)	For the years ended as of December 31, 2012 and December 31, 2011, the company does not record any impairment on biological assets.
F-66

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 16. NON-FINANCIAL ASSETS HELD FOR SALE

These assets are classified as held for sale, as per Company’s regulations this required the previous approval of the related managers responsible of the areas involved with these assets. This decision was mainly based on the need to replace these assets for others with higher productivity.

To date, there are no assets classified within this item, entries as of December 31, 2011 were settled during 2012; while recorded within this item, these were valued at the lower amount between its book value and the estimated sale value, as indicated in Note 2.7.

The detail is as follows:

Non-financial assets maintained for sale	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Plant and equipment	—	50,712
Land	—	2,299,403
Fixed facilities and accessories	—	53
Total	—	2,350,168
F-67

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 17. FINANCIAL INSTRUMENTS

17.1	Category of Financial Instruments by nature

a)	Fair values, based on categories of financial instruments, compared against the current and non-current book value included in the consolidated statement of financial position are presented as follows:

As of December 31, 2012
			At amortized cost
Classification	Group	Type	Book value ThCh$	Fair value ThCh$	At fair value Book value ThCh$
Financial assets	Cash and cash equivalent	Balances in banks	13,013,662	13,013,662	—
		Short-term deposits	45,862,669	45,862,669	—
	Trade receivables and other accounts receivable	Trade receivables	134,361,521	134,361,521	—
Other financial assets	Accounts receivable from related companies	Current	8,717,264	8,717,264	—
		Non-current	—	—	—
	Financial assets available for sale	Current shares	1,479,549	1,479,549	1,865,199
		Non-current shares	—	—	—
	Financial assets at fair value with changes in profit or loss	Current derivatives	—	—	853,728
		Non-current derivatives	—	—	—
	Hedging assets	Current derivatives	—	—	7,879,671
		Non-current derivatives	—	—	9,493,563
Other financial liabilities	Bank loans	Current	96,276,028	97,452,889	—
		Non-current	99,911,024	106,227,920	—
	Obligations with the public	Current	3,161,663	3,158,900	—
		Non-current	67,850,463	67,621,512	—
	Financial liabilities at fair value with changes in profit or loss	Current derivatives	—	—	166,930
		Non-current derivatives	—	—	—
	Hedging liabilities	Current derivatives	—	—	3,534,589
		Non-current derivatives	—	—	1,824,774
Financial liabilities	Trade accounts and other accounts payable	Current trading creditors	50,562,276	50,562,276	—
		Other current accounts payable	18,343,285	18,343,285	—
		Other non-current accounts payable	—	—	—
	Accounts payable to related entities	Other current accounts payable	2,850,186	2,850,186	—
		Other non-current accounts payable	1,086,323	1,086,323	—
F-68

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

b)	Fair values, based on categories of financial instruments, compared against the current and non-current book value included in the consolidated statement of financial position are presented as follows:

As of December 31, 2011
			At amortized cost
Classification	Group	Type	Book value ThCh$	Fair value ThCh$	At fair value Book value ThCh$
Financial assets	Cash and cash equivalent	Balances in banks	9,757,064	9,757,064	—
		Short-term deposits	11,098,333	11,098,333	—
	Trade receivables and other accounts receivable	Trade receivables	123,874,168	123,874,168	—
Other financial assets	Accounts receivable from related companies	Current	7,237,250	7,237,250	—
		Non-current	—	—	—
	Financial assets available for sale	Current shares	875,525	875,525	521,714
		Non-current shares	—	—	—
	Financial assets at fair value with changes in profit or loss	Current derivatives	—	—	454,663
		Non-current derivatives	—	—	—
	Hedging assets	Current derivatives	—	—	6,484,911
		Non-current derivatives	—	—	6,252,042
Other financial liabilities	Bank loans	Current	46,437,163	46,540,143	—
		Non-current	137,838,327	144,509,073	—
	Obligations with the public	Current	2,931,018	3,298,275	—
		Non-current	35,408,165	39,844,819	—
	Other loans	Current	278,522	269,627	—
		Non-current	—	—	—
	Financial liabilities at fair value with changes in profit or loss	Current derivatives	—	—	233,032
		Non-current derivatives	—	—	—
	Hedging liabilities	Current derivatives	—	—	3,041,727
		Non-current derivatives	—	—	4,468,609
Financial liabilities	Trade accounts and other accounts payable	Current trading creditors	55,731,038	55,731,038	—
		Other current accounts payable	13,847,406	13,847,406	—
		Non-current trading creditors	—	—	—
	Accounts payable to related entities	Current	2,714,132	2,714,132	—
		Non-current	1,252,037	1,252,037	—
F-69

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

17.2	Derivative Instruments

In conformity with the risk management policy, Viña Concha y Toro contracts exchange rate derivatives and interest rate derivatives, which are classified as follows:

-	Fair Value Hedge

-	Cash Flow Hedge

-	Net Investment Hedges

-	Non-hedge derivatives (Those derivatives which do not qualify under the hedging accounting)

a)	Assets and Liabilities by hedging derivative instrument

The operations of financial derivatives qualified as hedge instruments were recognized in the Statement of Financial Position in Assets and Liabilities as per the following detail:

		As of December 31, 2012				As of December 31, 2011
Assets and liabilities for hedging derivative instruments		Asset		Liability		Asset		Liability
	Instrument	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Type of interest hedging:		9,697	—	573,853	598,916	15,729	18,110	464,109	729,138
Cash flow hedging	Swap	9,697	—	573,853	598,916	15,729	18,110	464,109	729,138
Exchange rate hedging:		7,869,974	9,493,563	2,960,736	1,225,858	6,469,182	6,233,932	2,577,618	3,739,471
Cash flow hedging	Swap	3,539	21,179	1,143,815	498,029	581,744	37,857	92,632	148,429
Fair value hedging	Forward	255,733	—	594,675	—	731,459	—	644,600	—
Cash flow hedging	Forward	7,549,594	9,472,384	1,070,356	727,829	4,945,228	6,196,075	1,283,707	3,591,042
Net investment hedging	Forward	61,108	—	151,890	—	210,751	—	556,679	—
Total		7,879,671	9,493,563	3,534,589	1,824,774	6,484,911	6,252,042	3,041,727	4,468,609
F-70

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

b)	Assets and Liabilities for derivative instruments at fair value with changes in income (Non-hedging)

Derivative operations which are recorded at fair value with changes in income were recognized in the Statement of Financial Position in Assets and Liabilities as per the following detail:

		As of December 31, 2012				As of December 31, 2011
Assets and liabilities for derivative instruments at fair value with changes in income		Asset		Liability		Asset		Liability
	Instrument	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Non-hedging derivative instruments		853,728	—	166,930	—	454,663	—	233,032	—
Derivative instruments	Forward	853,728	—	166,930	—	454,663	—	225,432	—
Derivative instruments	Swap	—	—	—	—	—	—	7,600	—
Total		853,728	—	166,930	—	454,663	—	233,032	—

c)	Other information on instruments

A detail of financial derivatives contracted as of December 31, 2012 and 2011, its fair value and its breakdown by maturity of contractual values is detailed as follows:

As of December 31, 2012
	Fair value			Contractual Values
Detail by maturity	Instrument	ThCh$	Year 2013 ThCh$	Year 2014 ThCh$	Year 2015 ThCh$	Subsequent ThCh$	Total ThCh$
Type of interest hedging:		(1,163,072)	40,282,898	4,203,224	4,112,261	9,883,925	58,482,308
Cash flow hedging	Swap	(1,163,072)	40,282,898	4,203,224	4,112,261	9,883,925	58,482,308
Exchange rate hedging:		13,176,943	218,370,174	143,441,387	78,231,497	10,580,393	450,623,451
Cash flow hedging	Swap	(1,617,126)	29,537,033	43,009,332	979,743	942,053	74,468,161
Fair value hedging	Forward	(338,942)	57,564,100	—	—	—	57,564,100
Cash flow hedging	Forward	15,223,793	109,952,208	100,432,055	77,251,754	9,638,340	297,274,357
Net investment hedging	Forward	(90,782)	21,316,833	—	—	—	21,316,833
Non-hedging derivatives		686,798	17,111,748	—	—	—	17,111,748
Non-hedging derivatives		686,798	17,111,748	—	—	—	17,111,748
Total		12,700,669	275,764,820	147,644,611	82,343,758	20,464,318	526,217,507
F-71

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

As of December 31, 2011
	Fair value			Contractual Values
Detail by maturity	Instrument	ThCh$	Year 2012 ThCh$	Year 2013 ThCh$	Year 2014 ThCh$	Subsequent ThCh$	Total ThCh$
Type of interest hedging:		(1,159,408)	1,013,954	32,580,532	4,546,866	15,140,470	53,281,822
Cash flow hedging	Swap	(1,159,408)	1,013,954	32,580,532	4,546,866	15,140,470	53,281,822
Exchange rate hedging:		6,386,025	188,416,148	122,906,305	121,033,740	75,335,325	507,691,518
Cash flow hedging	Swap	378,540	11,948,620	4,336,380	40,511,085	1,875,796	58,671,881
Fair value hedging	Forward	86,859	39,390,871	—	—	—	39,390,871
Cash flow hedging	Forward	6,266,554	112,800,685	118,569,925	80,522,655	73,459,529	385,352,794
Net investment hedging	Forward	(345,928)	24,275,972	—	—	—	24,275,972
Non-hedging derivatives		221,631	9,551,906	—	—	—	9,551,906
Non-hedging derivatives		221,631	9,551,906	—	—	—	9,551,906
Total		5,448,248	198,982,008	155,486,837	125,580,606	90,475,795	570,525,246

d)	Cash flow transfer

A detail on cash flows transfers as of December 31, 2012 and as of December 31, 2011 is detailed as follows:

	As of December 31, 2012			As of December 31, 2011
Cash flow hedging	Forward in ThCh$	Swap in ThCh$	Total in ThCh$	Forward in ThCh$	Swap in ThCh$	Total in ThCh$
Initial balance	6,266,555	(780,869)	5,485,686	11,191,449	(347,756)	10,843,693
Higher contract value of beginning balance	10,837,933	(899,262)	9,938,671	1,043,684	(1,264,333)	(220,649)
Valuation of new contracts	1,587,542	(1,059,336)	528,206	(2,555,687)	271,970	(2,283,717)
Transfer to income during period	(3,468,237)	(40,731)	(3,508,968)	(3,412,891)	559,250	(2,853,641)
Final balance	15,223,793	(2,780,198)	12,443,595	6,266,555	(780,869)	5,485,686
F-72

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

17.3	Fair value hierarchy

The structure to obtain the fair value of financial instruments recorded at fair value in the statement of financial position. (Note 2.6.10) is detailed as follows:

As of December 31, 2012
Financial instruments measured at fair value	ThCh$	Level 1 ThCh$	Level 2 ThCh$	Level 3 ThCh$
Financial assets
Fair value hedging derivatives	255,733	—	255,733	—
Cash flow hedging derivative	17,056,393	—	17,056,393	—
Net investment hedging derivative	61,108	—	61,108	—
Derivatives not designed accountable as hedging	853,728	—	853,728	—
Financial assets available for sale	3,344,748	1,865,199	—	1,479,549
Total Financial Assets	21,571,710	1,865,199	18,226,962	1,479,549
Financial liabilities
Fair value hedging derivatives	594,675	—	594,675	—
Cash flow hedging derivative	4,612,798	—	4,612,798	—
Net investment hedging derivative	151,890	—	151,890	—
Derivatives not designed accountable as hedging	166,930	—	166,930	—
Total Financial Liabilities	5,526,293	—	5,526,293	—

As of December 31, 2011
Financial instruments measured at fair value	ThCh$	Level 1 ThCh$	Level 2 ThCh$	Level 3 ThCh$
Financial assets
Fair value hedging derivatives	731,459	—	731,459	—
Cash flow hedging derivative	11,794,744	—	11,794,744	—
Net investment hedging derivative	210,751	—	210,751	—
Derivatives not designed accountable as hedging	454,663	—	454,663	—
Financial assets available for sale	1,397,239	521,714	—	875,525
Total Financial Assets	14,588,856	521,714	13,191,617	875,525
Financial liabilities
Fair value hedging derivatives	644,600	—	644,600	—
Cash flow hedging derivative	6,309,057	—	6,309,057	—
Net investment hedging derivative	556,679	—	556,679	—
Derivatives not designed accountable as hedging	233,032	—	233,032	—
Total Financial Liabilities	7,743,368	—	7,743,368	—
F-73

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 18. FINANCIAL LIABILITIES

As of December 31, 2012, 2011 and 2010, the Company’s financial liabilities are detailed as follows:

	Current		Non-current
Non-guaranteed	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Loans from financial entities	96,276,028	46,437,163	99,911,024	137,838,327
Obligations with the public	3,161,663	2,931,018	67,850,463	35,408,165
Financial lease	—	278,522	—	—
Hedging derivatives	3,534,589	3,041,727	1,824,774	4,468,609
Non-hedging derivatives	166,930	233,032	—	—
Total	103,139,210	52,921,462	169,586,261	177,715,101
F-74

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

a)	Borrowings from financial entities (non-derivative), current as of December 31, 2012.

		Country of the debtor entity			Country of creditor company	Type of currency or adjustment unit				Maturities
Debtor entity ID No.	Debtor entity		ID No. of creditor entity	Name of creditor entity			Type of amortization	Effective rate	Legal rate	Up to 90 days ThCh$	More than 90 days to 1 year ThCh$	Total ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	76.645.030-K	Banco Itaú	Chile	US Dollar	At maturity	1.35%	1.35%	6,811	4,319,640	4,326,451
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US Dollar	At maturity	1.45%	1.45%	75,481	38,912,729	38,988,210
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank	Chile	US Dollar	At maturity	1.19%	1.19%	28,238	14,238,733	14,266,971
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	US Dollar	At maturity	1.87%	1.87%	171,844	13,198,900	13,370,744
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	UF	At maturity	4.20%	3.98%	10,732	—	10,732
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.039.000-6	Banco Santander	Chile	US Dollar	At maturity	3.43%	3.17%	74,383	—	74,383
86.326.300-K	Viña Cono Sur S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	US Dollar	At maturity	2.51%	2.51%	1,982,415	—	1,982,415
0-E	VCT Brasil Imp. Y Export. Ltda	Brazil	76.645.030-K	Banco Itaú	Brazil	US Dollar	At maturity	3.05%	3.05%	—	6,303	6,303
0-E	VCT Brasil Imp. Y Export. Ltda	Brazil	97.008.000-7	Banco Citibank	Brazil	Brazilian Real	At maturity	9.85%	9.85%	—	1,184,453	1,184,453
0-E	VCT USA, Inc.	USA	0-E	Banco Estado New York Branch	USA	US Dollar	At maturity	1.05%	1.05%	—	3,603,270	3,603,270
0-E	VCT USA, Inc.	USA	0-E	Rabobank	USA	US Dollar	At maturity	3.81%	3.81%	—	7,611,116	7,611,116
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Credicoop	Argentina	US Dollar	At maturity	3.75%	3.75%	2,513	1,439,880	1,442,393
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Credicoop	Argentina	Argent. peso	At maturity	14.67%	14.67%	91,351	683,148	774,499
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	US Dollar	At maturity	3.50%	3.50%	384,281	817,152	1,201,433
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	Argent. peso	At maturity	15.36%	15.36%	183,123	1,270,329	1,453,452
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Nación	Argentina	US Dollar	At maturity	3.60%	3.60%	493,215	—	493,215
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Nación	Argentina	Argent. peso	At maturity	14.72%	14.72%	113,217	4,450,034	4,563,251
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Santander Rio	Argentina	Argent. peso	At maturity	13.90%	13.90%	3,370	—	3,370
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Fondo TyC	Argentina	Argent. peso	At maturity	9.43%	9.43%	—	110,307	110,307
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Supervielle	Argentina	Argent. peso	At maturity	16.00%	16.00%	59,788	19,518	79,306
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Hexagon	Argentina	Argent. peso	At maturity	50.00%	50.00%	3	—	3
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Standard Bank	Argentina	Argent. peso	At maturity	50.00%	50.00%	29	—	29
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Itaú	Chile	US Dollar	At maturity	2.73%	2.73%	—	729,330	729,330
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco BBVA Chile	Chile	US Dollar	At maturity	3.60%	3.60%	—	392	392
				Balances to-date						3,680,794	92,595,234	96,276,028
F-75

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

b)	Analysis of maturities for financial liabilities (non-derivatives) non-current as of December 31, 2012:

										Maturities
Debtor entity ID No.	Debtor entity	Country of the debtor entity	ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Legal rate	More than 1 year to 3 years ThCh$	More than 3 years to 5 years ThCh$	More than 5 years ThCh$	Total ThCh$
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	Argent. Peso	At maturity	15.00%	15.00%	136,630	—	—	136,630
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Fondo TyC	Argentina	Argent. Peso	At maturity	9.43%	9.43%	211,807	52,952	—	264,759
0-E	Trivento B. y Viñedos S. A.	Argentina	97.032.000-8	Banco BBVA Chile	Chile	US Dollar	At maturity	3.60%	3.60%	1,306,358	—	—	1,306,358
0-E	VCT Brasil Imp. Y Export. L	Brazil	76.645.030-K	Banco Itaú	Brazil	US Dollar	At maturity	3.05%	3.05%	2,399,800	—	—	2,399,800
0-E	VCT USA, Inc.	USA	0-E	Rabobank	USA	US Dollar	At maturity	3.81%	3.81%	14,398,800	14,398,800	11,999,000	40,796,600
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US Dollar	At maturity	1.52%	1.52%	7,679,360	7,679,360	1,919,840	17,278,560
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank	Chile	US Dollar	At maturity	2.16%	1.95%	4,317,910	822,459	—	5,140,369
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	US Dollar	At maturity	3.21%	3.07%	17,278,560	—	—	17,278,560
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	UF	At maturity	4.20%	3.98%	3,426,113	2,284,075	—	5,710,188
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.039.000-6	Banco Santander	Chile	US Dollar	At maturity	3.43%	3.17%	9,599,200	—	—	9,599,200
				Balances to-date						60,754,538	25,237,646	13,918,840	99,911,024
F-76

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

c)	Borrowings from financial entities (non-derivative) current, as of December 31, 2011:

										Maturities
Debtor entity ID No.	Debtor entity	Country of the debtor entity	ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Legal rate	Up to 90 days ThCh$	More than 90 days to 1 year ThCh$	Total ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US Dollar	At maturity	1.38%	1.38%	3,708,974	4,883,814	8,592,788
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank	Chile	US Dollar	At maturity	1.55%	1.44%	10,566	8,084,913	8,095,479
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	Non adj. Ch$	At maturity	6.24%	6.24%	2,345,892	—	2,345,892
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	US Dollar	At maturity	2.23%	2.32%	16,760	70,380	87,140
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	Poud sterling	At maturity	2.35%	2.35%	—	2,866,803	2,866,803
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	UF	At maturity	3.98%	4.20%	—	9,859	9,859
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.039.000-6	Banco Santander	Chile	US Dollar	At maturity	3.17%	3.43%	—	80,464	80,464
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.039.000-6	Banco Santander	Chile	EURO	At maturity	2.28%	2.28%	3,902,852	—	3,902,852
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.951.000-4	HSBC Bank	Chile	Non adj. Ch$	At maturity	6.32%	6.32%	3,005,267	—	3,005,267
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.951.000-4	HSBC Bank	Chile	US Dollar	At maturity	1.34%	1.34%	—	1,047,444	1,047,444
86.326.300-K	Viña Cono Sur S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US Dollar	At maturity	1.21%	1.21%	2,214,901	—	2,214,901
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Credicoop	Argentina	US Dollar	At maturity	2.00%	2.00%	—	260,525	260,525
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Credicoop	Argentina	Argent. Peso	At maturity	13.78%	13.78%	11,670	2,095,574	2,107,244
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	US Dollar	At maturity	1.57%	1.57%	182,574	782,090	964,664
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	Argent. Peso	At maturity	16.45%	16.45%	3,165	80,421	83,586
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Macro	Argentina	US Dollar	At maturity	2.57%	2.57%	1,298,320	—	1,298,320
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Nación	Argentina	US Dollar	At maturity	2.57%	2.57%	2,624,506	1,046,572	3,671,078
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Nación	Argentina	Argent. Peso	At maturity	15.51%	15.51%	2,433,095	—	2,433,095
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Provincia	Argentina	US Dollar	At maturity	2.50%	2.50%	156,080	—	156,080
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Santander Rio	Argentina	US Dollar	At maturity	1.75%	1.75%	355,741	—	355,741
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Santander Rio	Argentina	Argent. Peso	At maturity	22.00%	22.00%	500	—	500
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Fondo TyC	Argentina	Argent. Peso	At maturity	9.43%	9.43%	—	71,672	71,672
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Mendoza Fiduciaria	Argentina	Argent. Peso	At maturity	9.43%	9.43%	146,388	—	146,388
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Standard Bank	Argentina	Argent. Peso	At maturity	16.00%	16.00%	4,837	—	4,837
0-E	Trivento B. y Viñedos S. A.	Argentina	76.645.030-K	Banco Itaú	Chile	US Dollar	At maturity	2.57%	2.57%	—	785,482	785,482
0-E	VCT Brasil Imp. Y Export. Ltd	Brazil	97.008.000-7	Banco Citibank	Brazil	Brazilian Real	At maturity	10.98%	10.98%	—	1,403,686	1,403,686
0-E	VCT USA, Inc.	USA	0-E	Rabobank	USA	US Dollar	At maturity	3.81%	3.81%	—	445,376	445,376
				Balances to -date						22,422,088	24,015,075	46,437,163
F-77

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

d)	Analysis of maturities for financial liabilities (non-derivative) non-current as of December 31, 2011:

										Maturities
Debtor entity ID No.	Debtor entity	Country of the debtor entity	ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Legal rate	More than 1 year to 3 years ThCh$	More than 3 years to 5 years ThCh$	More than 5 years ThCh$	Total ThCh$
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	Argent. Peso	At maturity	14.40%	14.40%	80,421	—	—	80,421
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Fondo TyC	Argentina	Argent. Peso	At maturity	9.43%	9.43%	261,811	196,358	—	458,169
0-E	VCT USA, Inc.	USA	0-E	Rabobank	USA	US Dollar	At maturity	3.81%	3.81%	15,576,000	15,576,000	20,768,000	51,920,000
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US Dollar	At maturity	1.76%	1.76%	26,998,400	8,307,200	6,230,400	41,536,000
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank	Chile	US Dollar	At maturity	2.22%	1.89%	8,194,428	1,779,401	—	9,973,829
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	US Dollar	At maturity	2.23%	2.32%	17,912,400	—	—	17,912,400
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	UF	At maturity	3.98%	4.20%	1,114,702	4,458,806	—	5,573,508
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.039.000-6	Banco Santander	Chile	US Dollar	At maturity	3.17%	3.43%	10,384,000	—	—	10,384,000
				Balances to-date						80,522,162	30,317,765	26,998,400	137,838,327
F-78

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 19. PROMISSORY NOTES AND BONDS PAYABLE

Obligations with the public, as of December 31, 2012 and as of December 31, 2011 are detailed as follows:

a)	Obligations for current bonds as of December 31, 2012

										Maturities
Debtor entity ID No.	Debtor entity	Country of the debtor entity	ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Legal rate	Up to 90 days ThCh$	More than 90 days to 1 year ThCh$	Total ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.036.000-K	Banco Santander Chile	Chile	U.F.	At maturity	4.09%	3.90%	—	2,981,120	2,981,120
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	At maturity	3.78%	3.50%	—	180,543	180,543
Total										—	3,161,663	3,161,663

b)	Obligations for non-current bonds as of December 31, 2012

										Maturities
Debtor entity ID No.	Debtor entity	Country of the debtor entity	ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Legal rate	More than 1 year to 3 years ThCh$	More than 3 years to 5 years ThCh$	More than 5 years ThCh$	Total ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.036.000-K	Banco Santander Chile	Chile	U.F.	At maturity	4.09%	3.90%	5,374,294	5,374,294	22,840,750	33,589,338
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	At maturity	3.78%	3.50%	—	22,840,741	11,420,384	34,261,125
Total										5,374,294	28,215,035	34,261,134	67,850,463
F-79

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

c)	Obligations for current bonds as of December 31, 2011

										Maturities
Debtor entity ID No.	Debtor entity	Country of the debtor entity	ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Legal rate	Up to 90 days ThCh$	More than 90 days to 1 year ThCh$	Total ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.036.000-K	Banco Santander Chile	Chile	U.F.	Al vencimiento	4.09%	3.90%	—	2,931,018	2,931,018
Total										—	2,931,018	2,931,018

d)	Obligations for non-current bonds as of December 31, 2011

										Maturities
Debtor entity ID No.	Debtor entity	Country of the debtor entity	ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Legal rate	More than 1 year to 3 years ThCh$	More than 3 years to 5 years ThCh$	More than 5 years ThCh$	Total ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.036.000-K	Banco Santander Chile	Chile	U.F.	Al vencimiento	4.09%	3.90%	5,245,654	5,245,654	24,916,857	35,408,165
Total										5,245,654	5,245,654	24,916,857	35,408,165

Obligations with the public correspond to the placement in Chile of Bonds in UF. These are presented valued at the principal value plus accrued interests at year-end.

e)	Issuance Expenses and Placement of equity securities and debt securities

Issuance expenses net of amortization as of December 31, 2012 and 2011 amounts to ThCh$749,605 and ThCh$538,314, respectively. In addition, are included as issuance expenses all disbursements due to reports of Risk Rating Agencies, legal and financial advisories, and taxes, printing house and placement commissions. as of December 31, 2012, and December 31, 2011 the amortization amounts to ThCh$42,831 and ThCh$35,772, respectively.

F-80

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 20. TRADE AND OTHER PAYABLES

This item is detailed as follows:

	Total Current		Total Non-current
	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Trade creditors	61,366,867	55,731,038	—	—
Notes payable	—	72,310	—	—
Other creditors	2,966,242	3,084,232	—	—
Dividends payable	2,288,926	2,269,201	—	—
Prov. Minimum Dividend 30%	2,283,526	8,421,663	—	—
Total	68,905,561	69,578,444	—	—

Other Creditors debt consists mainly of personnel pension discounts and debts due to advertising contributions.

F-81

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 21. INCOME TAX EXPENSE AND DEFERRED TAXES

a)	Balances of deferred taxes are as follows:

Description of deferred tax assets	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Depreciations	93	—
Provisions	2,914,631	2,391,447
Foreign currency contracts	363,373	—
Personnel benefits obligations	177,672	165,126
Taxable losses	1,310,235	1,643,652
Other	4,126,431	1,767,458
Deferred tax assets, non-current	8,892,435	5,967,683

Description of deferred tax liabilities	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Depreciations	14,753,802	12,361,686
Amortizations	2,458,668	990,393
Foreign currency contracts	2,572,529	1,124,126
Personnel benefits obligations	4,631	4,631
Revaluations of Property, plant and equipment	7,022,693	6,359,243
Other	6,295,635	5,930,809
Deferred tax liabilities	33,107,958	26,770,888

b)	Deferred tax assets, unrecognized

Deferred tax assets generated by the offsetting tax loss are recognized provided that it is probable the realization of the tax benefit through future tax benefits. The Company has not recognized deferred tax assets related to its affiliate, VCT Internacional SpA. for the amounts indicated as follows:

Description of unrecognized deferred tax assets	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Tax losses	1,117,140	922,722
Total unrecognized deferred tax assets	1,117,140	922,722
F-82

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

c)	Information on taxes related to amounts charged to Net Equity

The Company has recognized amounts with effect on equity, which gave rise to the deferred tax detailed as follows:

Description of recognized deferred tax assets	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Revaluation of land	7,022,693	6,359,243
Other	2,508,469	696,230
Total recognized deferred tax assets	9,531,162	7,055,473

d)	Effects for increase in Income Tax Rate.

On September 27, 2012 was published in the Official Gazette the Law Nº 20.630, which purpose is to improve tax legislation and finance educational reform that modified First Category Income Tax Rate from 18.5% to 20%. This increase comes into force on fiscal year 2013 (commercial year 2012)

This increase gave rise to a charge through profit or loss on account of Deferred Taxes which amounted to ThCh$3,694,698. Charge including ThCh$1,133,127 related to property reevaluation performed at the start for first time adoption of International Financial Reporting Standards, originally adjusted in Equity. As instructed by the Chilean Superintendence of Securities and Insurance under Resolution No. 27052 as of November 19, 2012, in response to our presentation dated November 12, 2012, the aforementioned amount was recognized with charges through profit or loss.

e)	Deferred tax variations

Changes in “Deferred Taxes” of the statement of income for 2012 and 2011, is as follows:

Changes in deferred taxes	Assets ThCh$	Liabilities ThCh$
Balance As of January 1, 2011	5,295,823	25,930,099
Increase (decrease) in income	671,860	942,446
Increase (decrease) in equity	—	(869,408)
Other increases (decreases)	—	767,751
Balance As of December 31, 2011	5,967,683	26,770,888
Increase (decrease) in income	2,924,752	3,628,351
Increase (decrease) in equity	—	2,475,689
Other increases (decreases)	—	233,030
Balance As of December 31, 2012	8,892,435	33,107,958
F-83

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

f)	Expense composition for income tax.

1.	The expense (income) for income tax, separated in deferred and income tax as of December 31, 2012, 2011 and 2010 is as follows:

Description of expenses (income) for current and deferred taxes	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$	As of December 31, 2010 ThCh$
Current income tax expense
Current tax expenses	9,319,098	13,185,338	10,718,320
Adjustments to prior year current tax	352,103	(481,447)	(614,216)
Other current tax expense	90,682	66,315	60,307
Current tax expense, net, total	9,761,883	12,770,206	10,164,411
Income deferred tax expense
Deferred expense (income) for taxes related to the creation and reversal of temporary differences	703,599	810,742	(983,958)
Deferred expense (income) due to taxes related to changes of tax rate or new rates	—	(540,156)	542,275
Deferred tax expense, net, total	703,599	270,586	(441,683)
Expense (Income) in income tax	10,465,482	13,040,792	9,722,728

2.	The composition of expense (income) from income tax, considering the source (Chile or abroad) and the type of tax is as follows:

Description of expense (income) in taxes of foreign and domestic	December 31, 2012 ThCh$	December 31, 2011 ThCh$	December 31, 2010 ThCh$
Current income tax expense on foreign and domestic parts, net
Current tax expense, net, foreign	3,213,533	4,477,809	1,560,082
Current tax expense, net, domestic	6,548,350	8,292,397	8,604,329
Current tax expense, Net, Total	9,761,883	12,770,206	10,164,411

Deferred tax expense on profits of foreign and domestica parts, net
Deferred taxes expense, net, foreign	(92,207)	(830,749)	(60,086)
Deferred taxes expense, net, domestic	795,806	1,101,335	(381,597)
Deferred tax expense, Net, Total	703,599	270,586	(441,683)

Expense (Income) for income tax	10,465,482	13,040,792	9,722,728
F-84

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

g)	Reconciliation of income tax expense

	1.	Reconciliation of values in which are indicated the amounts that give rise to variations of the income tax expense recorded in the Statement of Income, beginning from the tax amount resulting after applying the taxable rate on “Income before taxes”.

Reconciliation of tax expense	For the year ended December 31, 2012 ThCh$	For the year ended December 31, 2011 ThCh$	For the year ended December 31, 2010 ThCh$
Tax expense using the legal rate	8,153,707	12,704,636	8,779,021
Tax effect of rates in other jurisdictions	1,504,184	1,758,383	802,472
Tax effect of ordinary income, non-taxable	(555,189)	(425,798)	(171,150)
Tax effect of expenses non-taxable deductible	55,743	82,481	87,514
Tax effect of change in taxable rates (*)	2,281,533	(540,156)	542,275
Other increase (decrease) in charge for legal taxes	(974,496)	(538,754)	(317,404)
Adjustments to tax expense using the legal rate, Total	2,311,775	336,156	943,707
Tax expense using the effective rate	10,465,482	13,040,792	9,722,728

*Considers ThCh$1,344,310 of reversal charged to this tax existing at the tax increase date.

2.	Reconciliation of effective rate (%), indicating the current variations which have effect in that the effective rate, which finally affect income, (20%).

	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Tax expense using the legal rate (%)	20.00%	20.00%	17.00%
Tax effect of rates in other jurisdictions (%)	3.69%	2.77%	1.55%
Tax effect of non-taxable Ordinary Income (%)	-1.36%	-0.67%	-0.33%
Tax effect of expenses not taxable deductible (%)	0.14%	0.13%	0.17%
Tax effect of change in tax rates (%)	5.60%	-0.85%	1.05%
Otro Incremento (Decremento) en Cargo por Impuestos Legales (%)	-2.39%	-0.85%	-0.61%
Adjustments to the expense for taxes using legal tax, total (%)	5.68%	0.53%	1.83%
Tax expense using the effective rate (%)	25.68%	20.53%	18.83%
F-85

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

h)	Current tax assets are detailed as follows:

Description	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Income tax current and prior years	17,783,767	16,997,154
Other credits	260,423	100,820
Provision for other recoverable taxes	(269,252)	(303,582)
Total	17,774,938	16,794,392

i)	Current tax liabilities are detailed as follows:

Description	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Income tax	15,282,808	14,023,345
Provision for taxes	1,368,430	1,598,641
Total	16,651,238	15,621,986
F-86

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 22. LEASES

a)	Analysis of the maturity of current non-derivative financial liabilities as of December 31, 2012:

There are no financial leases

Analysis of the maturity of current non-derivative financial liabilities as of December 31, 2011:

Future financial lease minimum payments of Sociedad Trivento Bodega y Viñedos S. A. which corresponding to the bottling line:

										Maturities
Debtor entity ID No.	Debtor Entity	Contry of the debor entity	ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Legal rate	Up to 90 days ThCh$	More then 90 days to 1 year ThCh$	Total ThCh$
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Santander Rio	Argentina	Otra	Al vencimiento	15.78%	15.78%	65,972	212,550	278,522

Note that, no contingent installments have been agreed for this contract, the lessee, on its part, might exercise the purchase option of all leased goods when the agreement expires, which was performed, not only for a part of the good, no option to renew the commitment was established, no clause was agreed for restatement or price escalation, there were no restrictions with respect to the additional indebtedness and of any nature.
F-87

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

b)	On the other hand, as of December 31, 2012, there are operating leases which correspond mainly to leases of long-term farms on agricultural land in which grapes for wine plantations were developed. These contracts have no implicit derivatives given that do not comply with the features described in Note 2.6.8 Implicit Derivatives.

Minimum payments payable are detailed as follows:

Short-term portion ThCh$	1 to 5 years ThCh$	More than 5 years ThCh$	Total amount owed ThCh$
298,952	760,752	1,992,507	3,052,210

c)	Operating leases consumed are detailed as follows:

	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Consumed leases	4,285,133	4,721,390
Total	4,285,133	4,721,390
F-88

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 23. EMPLOYEE BENEFITS

23.1	Employee benefits and expenses

Changes in classes of expenses by employee are detailed as follows:

Employee benefits and expenses	For the year ended December 31, 2012 ThCh$	For the year ended December 31, 2011 ThCh$	For the year ended December 31, 2010 ThCh$
Participation in profits, bonuses and expenses	57,127,860	50,010,449	40,615,584
Participation in profits and bonuses, current	11,411,694	10,457,869	8,530,953
Personnel expenses	45,716,166	39,552,580	32,084,631
Wages and Salaries	36,597,568	32,541,712	26,167,412
Short-term benefits to employees	5,313,677	4,551,390	3,563,180
Expense for obligation of personnel benefits	1,400,268	424,823	346,589
Other long-term benefits	923,641	991,487	964,924
Other personnel expenses	1,481,011	1,043,168	1,042,526

23.2	Severance Indemnities Obligations

A.	General aspects:

Viña Concha y Toro and some of its subsidiaries located in Chile provide severance indemnity benefit plans to active employees which are determined and recorded in the financial statements following the criteria described in Note 2.17 accounting policies. These benefits are mainly referred to:

-	Benefits of defined lending:

Severance indemnity: The beneficiaries perceive the equivalent to a determined number of days per contractual years of service at his/her retirement date and/or due to cease of his/her functions. In case of dissociation due to a Company decision, perceive the equivalent stipulated by law.

B.	Openings, movements and presentation in financial statements:

Balances of obligations related with severance indemnities are as follows:

	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Severance Indemnities Obligations	1,972,762	2,030,284
Total	1,972,762	2,030,284
F-89

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

Movement of obligations for employment termination for the year ended as of December 31, 2012, 2011 and 2010 is detailed as follows:

Employment termination benefits	Severance indemnity ThCh$
Balance as of January 1, 2010	1,606,683
Current period costs of services	203,824
Cost for interest	78,291
Actuarial (Profits) losses	(6,188)
Paid benefits	(43,240)
Other	2,370
Balance As of December 31, 2010	1,841,740
Current period costs of services	223,910
Cost for interest	89,242
Actuarial (Profits) losses	(3,189)
Paid benefits	(120,920)
Other	(499)
Balance As of December 31, 2011	2,030,284
Current period costs of services	202,107
Cost for interest	77,387
Actuarial (Profits) losses	(190,150)
Paid benefits	(146,867)
Balance As of December 31, 2012	1,972,762

The company’s policy is to accrue five days per year with respect to severance indemnities and in case of dissociation due to a Company decision, perceive the equivalent stipulated by the Chilean Labor Code. (30 days per year with a limit of 11 years).

The main actuarial hypothesis used for the calculation of severance indemnity obligations as of December 2012, 2011 and 2010 is detailed as follows:

Actuarial Hypothesis	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Retirement rate	5.50%	0.70%	0.70%
Mortality rate	RV-2009	RV-2009	RV-2004
Discount rate	5.68%	5.00%	5.00%
Salary increase rate	3.50%	3.50%	3.50%
Future permanence (years)	7.2	7.2	7.2
F-90

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

The amounts recorded in the consolidated statement of comprehensive income by function as of December 2012, 2011 and 2010 are as follows:

Recognized expense of employment termination benefits	For the year ended December 31, 2012 ThCh$	For the year ended December 31, 2011 ThCh$	For the year ended December 31, 2010 ThCh$
Cost of services for current period	202,107	223,910	223,145
Interest cost	77,387	89,242	85,728
Actuarial (Profits) losses	(190,150)	(3,189)	—
Paid benefits	555,515	436,354	256,959
Total expense recognized in the Cons. Statem. of Comprehensive Income by Function	644,860	746,317	565,832
F-91

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 24. PROVISIONS

24.1	Other current provisions

Other current provisions are detailed as follows:

Concept	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$
Provision for advertising expense(1)	13,793,535	11,910,746
Other provisions (2)	5,530,117	3,362,136
Provision for restructuring (3)	196,126	196,126
Total	19,519,778	15,469,008

1.	Provisions for advertising expenses correspond to the estimates of amounts payable to foreign customers - dealers on advertising services.

2.	Expenses estimate are included in other provisions.

3.	The provision for restructuring has been a plan applied since 2005 related to Company’s personnel dissociation. To date, approximately 60% of the plan has been materialized.

Movement of other provisions between January 01, and December 31, 2012, is detailed as follows:

Changes in provision	Provision for restructuring ThCh$	Advertising expense provision ThCh$	Other provision ThCh$	Total ThCh$
Balance As of January 1, 2012	196,126	11,910,746	3,362,136	15,469,008
Provisions constituted in the period	—	24,560,032	12,564,765	37,124,797
Provisions used in the period	—	(22,677,243)	(10,396,784)	(33,074,027)
Balance As of December 31, 2012	196,126	13,793,535	5,530,117	19,519,778

Movement of other provisions between January 01, and December 31, 2011, is detailed as follows:

Changes in provision	Provision for restructuring ThCh$	Advertising expense provision ThCh$	Other provision ThCh$	Total ThCh$
Balance As of January 1, 2011	196,126	13,939,484	552,376	14,687,986
Provisions constituted in the period	—	28,162,273	3,934,481	32,096,754
Provisions used in the period	—	(30,191,011)	(1,124,721)	(31,315,732)
Balance As of December 31, 2011	196,126	11,910,746	3,362,136	15,469,008

Movement of other provisions between January 01, and December 31, 2010, is detailed as follows:

Changes in provision	Provision for restructuring ThCh$	Advertising expense provision ThCh$	Other provision ThCh$	Total ThCh$
Balance As of January 1, 2010	196,126	17,729,306	696,486	18,621,918
Provisions constituted in the period	—	9,174,993	1,992,667	11,167,660
Provisions used in the period	—	(12,964,815)	(2,136,777)	(15,101,592)
Balance As of December 31, 2010	196,126	13,939,484	552,376	14,687,986
F-92

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 25. EARNINGS PER SHARE

25.1	Information to be disclosed on basic earnings (losses) per share

Earnings per basic shares will be calculated dividing the gain for the period attributable to Company’s shareholders by the weighted average of the number of common shares in circulation during the year.

As indicated, the basic earnings per share amounted to:

Basic earnings per share	For the year ended December 31, 2012 ThCh$	For the year ended December 31, 2011 ThCh$
Profit (Loss) attributable to ownership instruments holders in the controller’s equity	30,021,933	50,482,390

	For the year ended December 31, 2012 Units	For the year ended December 31, 2011 Units
Number of common shares in circulation	747,005,982	747,005,982

	For the year ended December 31, 2012 ThCh$	For the year ended December 31, 2011 ThCh$
Basic earning per share	40.19	67.58

25.2	Information to be disclosed on diluted earnings (losses) per share

The Company has not performed any type of operation of potential diluted effect which has a diluted effect on basic earnings per share.

F-93

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 26. CAPITAL AND RESERVES

26.1	Subscribed and paid capital

As of December 31, 2012 the capital of Viña Concha y Toro S.A. amounts to ThCh$84,178,790 which is comprised by 747,005,982 shares of par value totally subscribed and paid. The issuance premium corresponds to the surcharge in the placement of shares generated in the capital contributions operations. In conformity with Article 26 of Law No.18.046 for corporate companies, this concept forms part of the company’s issued capital.

26.2	Shares

-	Number of shares as of December 31, 2012

	Subscribed shares	Paid shares	Shares with voting rights

100% Paid Shares	747,005,982	747,005,982	747,005,982

-	Number of shares as of December 31, 2011

	Subscribed shares	Paid shares	Shares with voting rights

100% Paid Shares	747,005,982	747,005,982	747,005,982

Shares of Concha y Toro are, ordinary, of a unique series and with no par value.

Movement of shares between January 01 and December 31, 2012, is as follows:

Number of subscribed shares As of January 1, 2012	747,005,982
Changes in the year:	—
Capital contribution through issuance of payment shares
Number of subscribed shares As of December 31, 2012	747,005,982

Movement of shares between January 01 and December 31, 2011, is as follows:

Number of subscribed shares As of January 1, 2011	747,005,982
Changes in the year:	—
Capital contribution through issuance of payment shares
Number of subcribed shares As of December 31, 2011	747,005,982

26.3	Capital Management

In order to attempt the optimization on the returning to its shareholders, through the efficient management of financing costs, the Company uses several short and long-term financial sources as well as its own capital and gains generated by the operation. The Company’s objective is to maintain a proper capital structure, considering its leverage levels, financing costs (internal and external) and evaluates on a regular basis the different financing instruments available as well as the market conditions.

F-94

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

26.4 Other reserves

-	Conversion Reserves: This amount represents the effect (profit/loss) for conversion of subsidiaries with functional currency other than Chilean pesos.

The detail of conversion differences, net of taxes is as follows:

Accumulated conversion difference	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$	As of December 31, 2010 ThCh$
Conversion adjustment in Associates	308,251	304,702	304,702
Adjustment in foreign subsidiaries	(586,674)	(1,085,241)	(2,031,067)

Total	(278,423)	(780,539)	(1,726,365)

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

26.5 Dividends

On April 23, 2012 the Board agreed to distribute with charge to income expected to be obtained during 2012, the dividends Nº 248, Nº 249 and Nº 250 of $3.00 each, which will be paid as provisional on September 30, 2012, December 29, 2012 and March 31, 2013, respectively.

These provisional dividend payments will be subject to the Company’s cash availability. To date, the Company constituted a dividend provision equivalent to 30% on the profit for the year, which corresponds to the minimum dividend established by law. Historically, the Company has been distributing 40% of the income for the year, which is materialized through a final dividend paid in May of the following year, after both the profit for the year and the aforementioned dividend are known and approved by the General Shareholders’ Board.

The detail of paid dividends as of December 31, 2012 and 2011 is as follows:

Dividends	Payment date	Total ThCh$
Provisional dividend No. 248	sep/12	2,241,018
Provisional dividend No. 249	dec/12	2,241,018
Provisional dividend No. 250	mar/13	2,241,018
Total Provisional Dividend		6,723,054
30% Complementary provison for minimum dividend		2,283,526
Final dividend No. 247	may/12	12,699,101
Application of provision		(8,421,663)
Balance As of December 31, 2012		13,284,018
F-95

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

Dividends	Payment date	Total ThCh$
Provisional dividend No. 244	sep/11	2,241,018
Provisional dividend No. 244	dic/11	2,241,018
Provisional dividend No. 245	mar/12	2,241,018
Total Provisional Dividend		6,723,054
30% Complementary provison for minimum dividend		8,421,663
Final dividend No. 243	may/11	10,047,230
Application of provision		(5,852,518)
Balance As of December 31, 2011		19,339,429

26.6	Increase (decrease) for transfers and other changes:

Increase/Decrease for transfers and other changes	As of December 31, 2012 ThCh$	As of December 31, 2011 ThCh$	As of December 31, 2010 ThCh$
Accumulated income adjustment for subsidiary in Brazil	—	225,454	—
Reassesment of land, reclassified to available for sale	4,190	(167,799)	—
Accumulated income adjustment for subsidiary in Norway (tax fiscal year 2011)	(17,484)	—	—

Total	(13,294)	57,655	—

26.7	Net profit distributable

With respect to Profits for the year, in conformity with Circular No.1945 issued by the Superintendence of Securities and Insurance, the Company’s Board during the meeting held on October 28, 2010, agreed that the determination of net profit distributable as dividends will consider the income for the year presented in Item ‘Profit (loss) attributable to the owners of the controlling entity’, deducting the significant variations in the net fair value of unrealized assets and liabilities. For the years ended as of December 31, 2012 and 2011 there were no adjustments to income.

F-96

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 27. EFFECT OF FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES

Assets and Liabilities in Foreign Currency

		As of December 31, 2012		As of December 31, 2011
Current Assets		Up to 90 days ThCh$	91 days to 1 year ThCh$	Up to 90 days ThCh$	91 days to 1 year ThCh$
Cash and cash equivalents		58,876,331	—	20,855,397	—
	CLP	4,414,139	—	2,838,364	—
	USD	2,551,548	—	3,260,824	—
	CAD	370,161	—	28,742	—
	EUR	83,309	—	203,485	—
	UF	45,862,666	—	11,098,333	—
	GBP	1,469,938	—	490,661	—
	SEK	523,685	—	1,122,183	—
	NOK	190,369	—	1,012,618	—
	ARS	121,941	—	479,959	—
	BRL	2,356,842	—	320,228	—
	MXN	923,230	—	—	—
	ZAR	8,503	—	—	—
Other current financial assets		12,078,147	—	8,336,813	—
	CLP	3,344,748	—	1,397,239	—
	USD	4,118,620	—	2,532,030	—
	CAD	128,786	—	193,277	—
	EUR	1,903,923	—	3,126,784	—
	UF	—	—	9,557	—
	GBP	2,186,569	—	644,676	—
	SEK	16,743	—	56,104	—
	NOK	5,086	—	52,810	—
	ARS	290,970	—	7,854	—
	BRL	47,582	—	316,482	—
	MXN	35,120		—	—
Other non-financial current assets		7,678,602	—	6,654,074	—
	CLP	6,311,172	—	4,724,611	—
	USD	1,087,912	—	1,019,305	—
	CAD	2,556	—	—	—
	EUR	—	—	84,794	—
	UF	162,076	—	298,804	—
	GBP	11,483	—	—	—
	SEK	27,789	—	35,027	—
	ARS	26,630	—	75,986	—
	BRL	42,035	—	123,145	—
	MX	1,502	—	292,402	—
	ZAR	5,447	—	—	—
Trade and other accounts receivable		134,361,521	—	123,874,168	—
	CLP	31,432,145	—	35,972,791	—
	USD	33,433,223	—	30,505,413	—
	CAD	3,443,165	—	3,260,711	—
	EUR	11,454,017	—	10,556,250	—
	UF	97,121	—	—	—
	GBP	27,659,691	—	20,411,020	—
	SEK	4,398,319	—	3,992,036	—
	NOK	1,821,183	—	1,375,719	—
	ARS	4,423,477	—	6,001,885	—
	BRL	10,615,922	—	11,798,343	—
	MX	5,582,687	—	—	—
	ZAR	571	—	—	—
Accounts receivable from related entities, current		8,717,264	—	7,237,250	—
	CLP	8,717,264	—	7,237,250	—
F-97

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

		As of December 31, 2012		As of December 31, 2011
Current Assets		Up to 90 days ThCh$	91 days to 1 year ThCh$	Up to 90 days ThCh$	91 days to 1 year ThCh$
Inventories		192,199,415	—	173,973,666	—
	CLP	167,988,053	—	152,584,655	—
	GBP	4,727,141	—	4,597,570	—
	SEK	3,228,130	—	3,491,472	—
	NOK	726,612	—	677,752	—
	ARS	10,244,932	—	9,510,877	—
	BRL	4,243,608	—	3,111,340	—
	MXN	1,040,939	—	—	—
Biologic assets, Current		14,497,073	—	12,407,775	—
	CLP	14,480,309	—	10,495,573	—
	USD	16,764	—	1,912,202	—
Current tax assets		17,774,938	—	16,794,392	—
	CLP	6,122,411	—	7,753,176	—
	USD	3,851,175	—	3,849,233	—
	CAD	2,871	—	—	—
	EUR	149,748	—	122,010	—
	UF	48,706	—	48,706	—
	GBP	1,267,041	—	1,367,209	—
	SEK	181,607	—	65,375	—
	NOK	43,312	—	—	—
	ARS	3,103,170	—	3,346,733	—
	BRL	1,026,211	—	241,950	—
	MX	1,978,105	—	—	—
	ZAR	581	—	—	—
Other current assets		—	—	2,350,168	—
	CLP	—	—	2,350,168	—
Total current		446,183,291	—	372,483,703	—
	CLP	242,810,241	—	225,353,827	—
	USD	45,059,242	—	43,079,007	—
	CAD	3,947,539	—	3,482,730	—
	EUR	13,590,997	—	14,093,323	—
	UF	46,170,569	—	11,455,400	—
	GBP	37,321,863	—	27,511,136	—
	SEK	8,376,273	—	8,762,197	—
	NOK	2,786,562	—	3,118,899	—
	ARS	18,211,120	—	19,423,294	—
	BRL	18,332,200	—	15,911,488	—
	MXN	9,561,583	—	292,402	—
	ZAR	15,102	—	—	—
F-98

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

		As of December 31, 2012		As of December 31, 2011
Non-current assets		Up to 90 days ThCh$	91 days to 1 year ThCh$	Up to 90 days ThCh$	91 days to 1 year ThCh$
Other non-current financial assets		3,713,450	5,780,113	6,252,042	—
	USD	3,679,113	2,093,598	1,062,499	—
	CAD	—	565,143	250,810	—
	EUR	13,158	2,131,740	4,368,815	—
	UF	21,179	—	37,857	—
	GBP	—	989,632	532,061	—
Other non-financial current assets		2,737,005	—	2,246,878	—
	CLP	1,263,877	—	581,946	—
	USD	56,952	—	162,052	—
	UF	1,414,162	—	1,498,122	—
	GBP	78	—	—	—
	NOK	603	—	1,030	—
	ARS	964	—	2,409	—
	BRL	—	—	1,319	—
	ARS	369	—	—
Investments in associates recorded using the equity method		15,477,570	—	13,209,787	—
	CLP	15,477,570	—	13,209,787	—
Intangible assets, Net		28,803,498	—	29,888,321	—
	CLP	8,999,518	—	29,888,321	—
	USD	19,132,014	—	—	—
	ARS	671,966	—	—	—
Goodwill		20,871,234	—	22,577,599	—
	CLP	—	—	—	—
	USD	20,871,234	—	22,577,599	—
Property, plant and equipment		257,672,949	—	259,664,661	—
	CLP	222,310,085	—	221,903,259	—
	USD	35,362,864	—	37,761,402	—
Non-current biologic assets		64,537,068	—	61,839,636	—
	CLP	60,716,764	—	57,670,159	—
	USD	3,820,304	—	4,169,477	—
Deferred tax assets		8,892,435	—	5,967,683	—
	CLP	6,493,444	—	4,074,233	—
	USD	1,183,239	—	612,739	—
	SEK	—	—	13,309	—
	ARS	478,361	—	865,742	—
	BRL	684,325	—	401,660	—
	MXN	53,066	—	—	—
Total non-current		402,705,209	5,780,113	401,646,607	—
	CLP	315,261,258	—	327,327,705	—
	USD	84,105,720	2,093,598	66,345,768	—
	CAD	—	565,143	250,810	—
	EUR	13,158	2,131,740	4,368,815	—
	UF	1,435,341	—	1,535,979	—
	GBP	78	989,632	532,061	—
	SEK	—	—	13,309	—
	NOK	603	—	1,030	—
	ARS	1,151,291	—	868,151	—
	BRL	684,325	—	402,979	—
	MXN	53,435	—	—	—

Total Assets		848,888,500	5,780,113	774,130,310	—
F-99

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

		As of December 31, 2012		As of December 31, 2011
Current liabilities		Up to 90 days ThCh$	91 days to 1 year ThCh$	Up to 90 days ThCh$	91 days to 1 year ThCh$
Other current financial liabilities		7,382,313	95,756,897	25,975,369	26,946,093
	CLP	—	—	5,351,160	—
	USD	5,231,240	84,877,445	12,547,928	17,487,060
	CAD	140,490	—	117,993	—
	EUR	272,997	—	4,353,693	—
	UF	24,920	3,161,663	—	2,940,877
	GBP	895,017	—	448,540	2,866,803
	SEK	127,889	—	48,380	—
	NOK	23,843	—	15,536	—
	ARS	450,881	6,533,336	2,977,928	2,247,667
	BRL	185,646	1,184,453	114,212	1,403,686
	MXN	29,390	—	—	—
Trade and other current accounts payable		68,905,561	—	69,578,444	—
	CLP	49,328,750	—	50,554,689	—
	USD	9,991,411	—	7,754,629	—
	CAD	148,997	—	64,186	—
	EUR	657,400	—	567,999	—
	UF	169,500	—	25,762	—
	GBP	48,873	—	2,595,016	—
	SEK	688,823	—	578,647	—
	NOK	131,378	—	105,197	—
	ARS	4,454,311	—	5,457,109	—
	BRL	1,565,688	—	1,875,211	—
	MXN	1,716,536	—	—	—
	ZAR	3,894	—	—	—
Current accounts payable to related entities		2,850,186	—	2,714,132	—
	CLP	2,850,186	—	2,714,132	—
Other current provisions		19,519,778	—	15,469,008	—
	CLP	2,507,272	—	1,883,287	—
	USD	8,098,326	—	6,570,788	—
	CAD	983,583	—	943,027	—
	EUR	1,975,966	—	1,864,328	—
	UF	52,919	—	215,509	—
	GBP	4,834,162	—	2,561,082	—
	SEK	261,943	—	210,612	—
	NOK	23,769	—	87,391	—
	ARS	781,838	—	1,132,984	—
F-100

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

		As of December 31, 2012		As of December 31, 2011
Current liabilities		Up to 90 days ThCh$	91 days to 1 year ThCh$	Up to 90 days ThCh$	91 days to 1 year ThCh$
Current tax liabilities		16,651,238	—	15,621,986	—
	CLP	6,965,440	—	9,091,479	—
	USD	190,581	—	979,042	—
	CAD	3,148	—	8,186	—
	EUR	35,442	—	149,644	—
	UF	3,332	—	6,454	—
	GBP	1,811,000	—	1,054,716	—
	SEK	2,101,992	—	1,936,623	—
	NOK	1,508,880	—	1,394,199	—
	ARS	118,904	—	149,999	—
	BRL	1,410,113	—	851,624	—
	CHF	—	—	20	—
	MXN	2,502,406	—	—	—
Other current non-financial liabilities		13,066,170	—	11,553,004	—
	CLP	10,335,955	—	10,486,762	—
	USD	1,599,536	—	776,546	—
	CAD	6,362	—	—	—
	EUR	134,465	—	—	—
	UF	3,123	—	—	—
	GBP	293,059	—	—	—
	SEK	42,779	—	7,121	—
	NOK	4,966	—	—	—
	ARS	353,846	—	100,924	—
	BRL	292,059	—	181,651	—
	CHF	20	—	—	—
Total current liabilities		128,375,246	95,756,897	140,911,943	26,946,093
	CLP	71,987,603	—	80,081,509	—
	USD	25,111,094	84,877,445	28,628,933	17,487,060
	CAD	1,282,580	—	1,133,391	—
	EUR	3,076,270	—	6,935,664	—
	UF	253,794	3,161,663	247,725	2,940,877
	GBP	7,882,111	—	6,659,354	2,866,803
	SEK	3,223,426	—	2,781,383	—
	NOK	1,692,836	—	1,602,323	—
	ARS	6,159,780	6,533,336	9,818,945	2,247,667
	BRL	3,453,506	1,184,453	3,022,698	1,403,686
	CHF	29,410	—	20	—
	MXN	4,218,942	—	—	—
	ZAR	3,894	—	—	—
F-101

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

		As of December 31, 2012			As of December 31, 2011
Non-current liabilities		1 to 3 years ThCh$	3 to 5 years ThCh$	More than 5 years ThCh$	1 to 3 years ThCh$	3 to 5 years ThCh$	More than 5 years ThCh$
Other non-current financial liabilities		67,784,218	53,621,035	48,181,008	89,287,007	36,512,837	51,915,257
	USD	57,873,552	23,068,973	13,919,874	81,888,589	25,906,549	26,998,400
	CAD	204,373	—	—	168,077	296,245	—
	EUR	47,641	—	—	18,559	214,264	—
	UF	8,800,407	30,499,110	34,261,134	6,360,356	9,704,460	24,916,857
	GBP	475,815	—	—	509,194	194,961	—
	ARS	382,430	52,952	—	342,232	196,358	—
Non-current accounts payable to related entities		1,086,323	—	—	1,252,037	—	—
	CAD	4,717	—	—	—	—	—
	UF	1,081,606	—	—	1,252,037	—	—
Deferred tax liabilities		—	6,295,635	26,812,323	—	5,930,809	20,840,079
	CLP	—	6,295,635	26,812,323	—	5,930,809	20,840,079
Non-current provisions for benefits to employees		—	1,972,762	—	—	2,030,284	—
	CLP	—	1,972,762	—	—	2,030,284	—
Other non-current accounts payable		333,192	—	—	—	—	—
	USD	333,192	—	—	—	—	—
Total non-current liabilities		69,203,733	61,889,432	74,993,331	90,539,044	44,473,930	72,755,336
	CLP	—	8,268,397	26,812,323	—	7,961,093	20,840,079
	USD	58,206,744	23,068,973	13,919,874	81,888,589	25,906,549	26,998,400
	CAD	209,090	—	—	168,077	296,245	—
	EUR	47,641	—	—	18,559	214,264	—
	UF	9,882,013	30,499,110	34,261,134	7,612,393	9,704,460	24,916,857
	GBP	475,815	—	—	509,194	194,961	—
	ARS	382,430	52,952	—	342,232	196,358	—

Total Liabilities		293,335,876	61,889,432	74,993,331	258,397,080	44,473,930	72,755,336
F-102

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 28. OPERATING SEGMENTS

Viña Concha y Toro S.A. centers its operations in the wine activity with a special approach in the production and merchandising of wine, which currently represents more than 92.4% of the Company’s income at consolidated level. The Company performs other businesses which represent in the aggregate less than 7.6% of its consolidated income, which will be defined as “Other products”.

The operation segments determined based on the aforementioned paragraph are detailed as follows:

-	Wines: Production, distribution and merchandising of wines under all its brands, which include the agricultural operations, enology and packing operations which are transversal to all products and markets in Chile, Argentina and the United States; the storage, transportation and merchandising of these in the domestic and export markets, including the consolidation in those countries where an importer, dealer or related commercial office exist.

-	Other: Group of other products which do not qualify with 10% of sales, assets or operating income. Here we find the liquor distribution and premium beers in Chile, wine bar, tours in Pirque and sale of fruit, among others.

Directors and the General Manager for Viña Concha y Toro S.A. are responsible to make decisions with respect to the management and assignment of resources. They are also responsible of the performance evaluation for the operating segment of wine and other products described above.

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

The transactions between segments are performed under the market regular terms and conditions. The accounting policies used for segments are those described in Note 2.3 Financial Information by operating segments.

b)	Information by segments as of December 31, 2012:

a) General information on income, assets and liabilities	Wine ThCh$	Other ThCh$	Non-assigned ThCh$	Total ThCh$
Income from ordinary activities of external customers segment	416,129,356	34,253,707	161,494	450,544,557
Depreciation included in costs of sale and administrative expenses	16,762,773	14,235	—	16,777,008
Profit (loss) of segments before taxes	35,150,786	5,456,252	161,494	40,768,532
Segments assets	788,009,422	7,782,860	58,876,331	854,668,613
Segments liabilities	60,792,034	9,013,213	784,863,366	854,668,613
F-103

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

Ordinary incomes from segments are presented by geographic location.

b) Ordinary incomes of external customers by geographic area	Wine ThCh$	Other ThCh$	Non-assigned ThCh$	Total ThCh$
Chile	60,763,784	34,253,707	161,494	95,178,985
Europe	149,445,855	—	—	149,445,855
U.S.A.	86,051,759	—	—	86,051,759
South America	45,811,121	—	—	45,811,121
Asia	29,066,967	—	—	29,066,967
Canada	14,531,940	—	—	14,531,940
Central America	23,503,621	—	—	23,503,621
Other	3,092,753	—	—	3,092,753
Africa	3,861,556	—	—	3,861,556
Total	416,129,356	34,253,707	161,494	450,544,557

Non-current assets are presented by geographic location:

c) Non-current assets by geographic area	Wine ThCh$	Other ThCh$	Non-assigned ThCh$	Total ThCh$
Chile	309,562,761	275,853	—	309,838,614
Argentina	21,045,722	—	—	21,045,722
England	69,758	—	—	69,758
Sweden	1,637	—	—	1,637
Norway	603	—	—	603
Brazil	1,024,061	—	—	1,024,061
Asia	84,291	—	—	84,291
U.S.A.	76,412,303	—	—	76,412,303
Mexico	7,354	—	—	7,354
Canada	979	—	—	979
Total	408,209,469	275,853	—	408,485,322

d) Interests, taxes and non-current assets	Wine ThCh$	Other ThCh$	Non-assigned ThCh$	Total ThCh$
Financial income	592,665	—	—	592,665
Financial expense	—	—	8,792,445	8,792,445
Income tax	—	—	10,465,482	10,465,482
Amounts of additions of non-current assets	28,548,920	10,977	—	28,559,897
Total	29,141,585	10,977	19,257,927	48,410,489

e) Additions of non-current assets by geographic location	Wine ThCh$	Other ThCh$	Non-assigned ThCh$	Total ThCh$
Investments in associates	14,028,798	1,448,772	—	15,477,570
Profits in associates	2,668,005	29,182	—	2,697,187

c)	Information by segments as of December 31, 2011:

a) General information on income, assets and liabilities	Wine ThCh$	Other ThCh$	Non-assigned ThCh$	Total ThCh$
Income from ordinary activities of external customers segment	391,930,946	30,644,630	159,853	422,735,429
Depreciation included in costs of sale and administrative expenses	16,963,213	14,231	—	16,977,444
Profit (loss) of segments before taxes	58,993,061	4,370,268	159,853	63,523,182
Segments assets	746,271,673	7,003,240	20,855,397	774,130,310
Segments liabilities	69,870,846	2,768,054	701,491,410	774,130,310
F-104

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

Ordinary incomes from segments are presented by geographic location:

b) Ordinary incomes of external customers by geographic area	Wine ThCh$	Other ThCh$	Non-assigned ThCh$	Total ThCh$
Chile	61,736,135	30,644,630	159,853	92,540,618
Europe	139,777,612	—	—	139,777,612
U.S.A.	76,080,345	—	—	76,080,345
South America	48,687,609	—	—	48,687,609
Asia	22,496,616	—	—	22,496,616
Canada	14,207,537	—	—	14,207,537
Central America	21,987,555	—	—	21,987,555
Other	2,728,704	—	—	2,728,704
Africa	4,228,833	—	—	4,228,833
Total	391,930,946	30,644,630	159,853	422,735,429
F-105

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

Non-current assets are presented by geographic location:

c) Non-current assets by geographic area	Wine ThCh$	Other ThCh$	Non-assigned ThCh$	Total ThCh$
Chile	295,775,670	345,598	—	296,121,268
Argentina	23,614,870	—	—	23,614,870
England	93,624	—	—	93,624
Sweden	21,299	—	—	21,299
Norway	1,030	—	—	1,030
Brazil	541,708	—	—	541,708
Asia	83,310	—	—	83,310
U.S.A.	81,169,498	—	—	81,169,498
Total	401,301,009	345,598	—	401,646,607

d) Interests, taxes and non-current assets	Wine ThCh$	Other ThCh$	Non-assigned ThCh$	Total ThCh$
Financial income	706,831	—	—	706,831
Financial expense	—	—	6,315,807	6,315,807
Income tax	—	—	13,040,792	13,040,792
Amounts of additions of non-current assets	64,441,706	—	—	64,441,706
Total	65,148,537	—	19,356,599	84,505,136

e) Additions of non-current assets by geographic location	Wine ThCh$	Other ThCh$	Non-assigned ThCh$	Total ThCh$
Investments in associates	11,778,455	1,431,332	—	13,209,787
Profits in associates	2,002,910	28,163	—	2,031,073

d)	Information by segments as of December 31, 2010:

a) General information on income, assets and liabilities	Wine ThCh$	Other ThCh$	Non-assigned ThCh$	Total ThCh$
Income from ordinary activities of external customers segment	348,107,447	25,542,004	369,094	374,018,545
Depreciation included in costs of sale and administrative expenses	13,916,356	12,709	—	13,929,065
Profit (loss) of segments before taxes	38,009,296	3,540,190	369,094	41,918,580
Segments assets	559,968,363	8,843,764	16,746,887	585,559,014
Segments liabilities	49,006,928	996,550	535,555,536	585,559,014
F-106

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

Ordinary incomes from segments are presented by geographic location:

b) Ordinary incomes of external customers by geographic area	Wine ThCh$	Other ThCh$	Non-assigned ThCh$	Total ThCh$
Chile	58,547,511	25,542,004	369,094	84,458,609
Europe	147,186,160	—	—	147,186,160
U.S.A.	35,224,387	—	—	35,224,387
South America	45,216,208	—	—	45,216,208
Asia	20,301,083	—	—	20,301,083
Canada	14,714,329	—	—	14,714,329
Central America	21,313,028	—	—	21,313,028
Other	2,351,294	—	—	2,351,294
Africa	3,253,447	—	—	3,253,447
Total	348,107,447	25,542,004	369,094	374,018,545

Non-current assets are presented by geographic location:

c) Non-current assets by geographic area	Wine ThCh$	Other ThCh$	Non-assigned ThCh$	Total ThCh$
Chile	289,026,892	429,039	—	289,455,931
Argentina	20,931,219	—	—	20,931,219
England	72,395	—	—	72,395
Sweden	10,697	—	—	10,697
Norway	509	—	—	509
Brazil	183,626	—	—	183,626
Asia	83,487	—	—	83,487
Total	310,308,825	429,039	—	310,737,864

d) Interests, taxes and non-current assets	Wine ThCh$	Other ThCh$	Non-assigned ThCh$	Total ThCh$
Financial income	724,007	—	—	724,007
Financial expense	—	—	3,149,276	3,149,276
Income tax	—	—	9,722,728	9,722,728
Amounts of additions of non-current assets	17,901,265	11,371	—	17,912,636
Total	18,625,272	11,371	12,872,004	31,508,647

e) Additions of non-current assets by geographic location	Wine ThCh$	Other ThCh$	Non-assigned ThCh$	Total ThCh$
Investments in associates	9,627,465	—	—	9,627,465
Profits in associates	984,406	—	—	984,406

There are no incomes of ordinary activities from transactions with other operating segments of the same entity.

With respect to external customers, the Company has no dependence of its ordinary activities, the most significant customers represented 11.5% of sales during 2012, 11.6% in 2011 and 7.6% in 2010.

F-107

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 29. REVENUE

Classes of revenue

Classes of Ordinary Income	For the year ended December 31, 2012 ThCh$	For the year ended December 31, 2011 ThCh$	For the year ended December 31, 2010 ThCh$
Sale of goods	448,725,279	420,714,433	372,486,788
Lending of services	1,819,278	2,020,996	1,531,757
Total	450,544,557	422,735,429	374,018,545

NOTE 30. COSTS AND EXPENSES BY NATURE

Costs and expenses by nature as of December 31, 2012 are disclosed as follows.

Nature of cost and operating expenses	Cost of sale ThCh$	Distribution cost ThCh$	Administrative expense ThCh$	Other expense by function ThCh$	Total ThCh$
Direct cost	291,515,725	—	—	—	291,515,725
Depreciation and amortization	1,441,893	1,412,822	1,218,154	—	4,072,869
Personnel expenses	6,621,237	25,345,179	10,885,035	—	42,851,451
Other expenses	3,384,373	67,558,098	5,170,394	1,124,236	77,237,101
Total	302,963,228	94,316,099	17,273,583	1,124,236	415,677,146

Depreciation and amortization indicated above correspond to that included in Selling and Administrative Expenses. Total depreciation amounted to ThCh$16,777,008 (see note 28), the corresponding difference of ThCh$12,704,139 is included in the direct cost.

The costs distribution and expenses by nature as of December 31, 2011 are disclosed as follows:

Nature of cost and operating expenses	Cost of sale ThCh$	Distribution cost ThCh$	Administrative expense ThCh$	Other expense by function ThCh$	Total ThCh$
Direct cost	273,461,390	—	—	—	273,461,390
Depreciation and amortization	1,087,811	1,220,045	884,616	—	3,192,472
Personnel expenses	4,599,628	17,706,530	11,461,682	—	33,767,840
Other expenses	1,008,060	64,056,777	6,038,287	1,033,162	72,136,286
Total	280,156,889	82,983,352	18,384,585	1,033,162	382,557,988

Depreciation and amortization indicated above correspond to that included in Selling and Administrative Expenses. Total depreciation amounted to ThCh$16,977,444 (see note 28), the corresponding difference of ThCh$13,784,972 is included in the direct cost.

F-108

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

The costs distribution and expenses by nature as of December 31, 2010 are disclosed as follows:

Nature of cost and operating expenses	Cost of sale ThCh$	Distribution cost ThCh$	Administrative expense ThCh$	Other expense by function ThCh$	Total ThCh$
Direct cost	236,295,058	—	—	—	236,295,058
Depreciation and amortization	439,095	963,500	793,214	—	2,195,809
Personnel expenses	2,057,177	17,250,485	9,306,717	—	28,614,378
Other expenses	2,984,534	52,261,083	6,531,717	747,463	62,524,797
Total	241,775,864	70,475,068	16,631,648	747,463	329,630,043

Depreciation and amortization indicated above correspond to that included in Selling and Administrative Expenses. Total depreciation amounted to ThCh$13,929,065 (see note 28), the corresponding difference of ThCh$11,733,256 is included in the direct cost.

NOTE 31. FINANCIAL RESULTS

Financial results are disclosed as follows:

Financial result	For the year ended December 31, 2012 ThCh$	For the year ended December 31, 2011 ThCh$	For the year ended December 31, 2010 ThCh$
Interest expenses	(8,792,445)	(6,315,807)	(3,149,276)
Interest income	1,108,530	379,672	340,264
Income by adjustments units	(973,542)	(757,474)	(866,507)
Exchange difference	10,564,798	8,039,442	9,057,132
Total	1,907,341	1,345,833	5,381,613

Interest expenses	For the year ended December 31, 2012 ThCh$	For the year ended December 31, 2011 ThCh$	For the year ended December 31, 2010 ThCh$
Bank loans expenses	(4,561,046)	(2,006,806)	(830,783)
Public obligations expenses	(1,685,694)	(1,540,161)	(1,625,423)
Other interest expenses	(2,545,705)	(2,768,840)	(693,070)
Total	(8,792,445)	(6,315,807)	(3,149,276)

Interest income	For the year ended December 31, 2012 ThCh$	For the year ended December 31, 2011 ThCh$	For the year ended December 31, 2010 ThCh$
Investments incomes	1,029,164	185,243	120,130
Other financial income	79,366	194,429	220,134
Total	1,108,530	379,672	340,264

Income by adjustment unit	For the year ended December 31, 2012 ThCh$	For the year ended December 31, 2011 ThCh$	For the year ended December 31, 2010 ThCh$
Obligation with the public	(953,885)	(1,475,547)	(891,515)
Bank loans	(138,060)	(13,099)	(1,499)
Other	118,403	731,172	26,507
Total	(973,542)	(757,474)	(866,507)
F-109

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

Exchange difference	For the year ended December 31, 2012 ThCh$	For the year ended December 31, 2011 ThCh$	For the year ended December 31, 2010 ThCh$
Exchange difference in trade debtors	(3,150,829)	4,048,507	(4,442,060)
Exchange difference in related entities	(1,577,145)	5,736,210	(2,438,575)
Exchange difference in advertising contributions	97,568	(1,035,309)	934,000
Exchange difference in derivatives	10,426,202	3,475,664	12,780,968
Exchange difference in bank loans	3,838,852	(3,060,896)	1,904,338
Other exchange differences	930,150	(1,124,734)	318,461
Total	10,564,798	8,039,442	9,057,132
F-110

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 32. ENVIRONMENT

32.1	Information to be disclosed on disbursements related to the environment

The Company is committed to protecting the environment. Consequently, each executive and operator is committed to performing their operations and to providing their services taking due care in minimizing, as much as possible and reasonable, an impact in the environment and to always comply with the related legislation in force. Likewise, persons involved with this Code, which hold information of any event or activity related to the Company, which have a pollutant effect or have a harmful effect on the environment or imply an eventual infringement of the regulation applicable, will inform the Company’s competent administrative area as soon as possible. When legally applicable or considered necessary or correct, the Company will report this situation to its shareholders, the regulatory entities and the public in general, completely and truthful, thus, complying with requirements established by law on this matter.

32.2	Detail of information on disbursements related to the environment

As of December 31, 2012, the net balance of assets destined to improve the environment amounted to ThCh$2,136,989, which is represented in items as Constructions and works of infrastructure and Machinery and equipment. As of December 31, 2011, this balance amounted to ThCh$2,333,618, which was represented as Constructions and works of infrastructure and Machinery and equipment.

F-111

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

32.3	Disbursements of the period related to the environment performed as of December 31, 2012

Identification of the Parent or Subsidiary	Name of the project to which the the disbursement is associated	Detail on the concept for which the disbursement was or will be performed	Indication if the disbursement forms part of the cost of an asset or if was indicated as expense	Description of asset or expense item	Disbursement amount ThCh$	Effective or estimate date in which the future disbursements will be performed
Viña Concha y Toro	Water treatment	Maintenance an supplies, water treatment plants	Indicated as expense	Expenses in oenology warehouses and water treatment	912,963	There is no estimate
Total disbursements for the period related with the environment					912,963
F-112

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 33. COLLATERALS COMMITTED WITH THIRD PARTIES

33.1	Direct Collateral

As of December 31, 2012 and 2011 the Company has no direct collateral.

33.2	Indirect Collateral

	Debtor			Assets involved		Balances payable pending as of the closing date of financial statements		Guarantees release
Guarantee creditor	Name	Relationship	Type of guarantee	Type	Account value	As of December 31, 2012 M$	As of December 31, 2011 M$	Dec 31, 2011	Act.	Dec 31, 2012	Act.	Dec 31, 2013	Act.
Banco Chile	Viña Concha y Toro	Subsidiary	Collateral	—	—	—	167,588	—	—	—	—	—	—
Banco Chile	Viña Concha y Toro	Subsidiary	Collateral	—	—	—	1,044,000	—	—	—	—	—	—
Banco Chile	Viña Concha y Toro	Subsidiary	Collateral	—	—	22,869	23,681	—	—	—	—	—	—
Banco BBVA	Trivento Bod. y Viñ.	Subsidiary	Collateral	—	—	1,358,287	2,749,164	—	—	—	—	—	—
Banco BBVA	Trivento Bod. y Viñ.	Subsidiary	Collateral	—	—	1,247,896	1,349,920	—	—	—	—	—	—
Banco Santander Santiago	Trivento Bod. y Viñ.	Subsidiary	Collateral	—	—	—	1,365,496	—	—	—	—	—	—
Banco Santander Santiago	Trivento Bod. y Viñ.	Subsidiary	Collateral	—	—	1,511,874	1,573,176	—	—	—	—	—	—
Banco Santander Santiago	Trivento Bod. y Viñ.	Subsidiary	Collateral	—	—	719,940	778,800	—	—	—	—	—	—
Banco Chile	Trivento Bod. y Viñ.	Subsidiary	Collateral	—	—	863,928	893,024	—	—	—	—	—	—
Banco Santander Santiago	Trivento Bod. y Viñ.	Subsidiary	Collateral	—	—	1,012,716	—	—	—	—	—	—	—
Banco Chile	Trivento Bod. y Viñ.	Subsidiary	Collateral	—	—	1,919,840	—	—	—	—	—	—	—
Banco Chile	Trivento Bod. y Viñ.	Subsidiary	Collateral	—	—	623,948	—	—	—	—	—	—	—
HSBC Bank USA	VCT USA Inc	Subsidiary	Collateral	—	—	695,021	441,401	—	—	—	—	—	—
Banco Santander	VCT Mexico	Subsidiary	Collateral	—	—	830,331	—	—	—	—	—	—	—

F-113

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 34. CONTINGENCIES, RESTRICTIONS AND LAWSUITS

1) Wines Contract: The Company has entered into long term agreements for grapes and wine acquisitions, with different maturities. The last of these contracts has its maturity in 2020. The estimated amount of these contracts is approximately of ThCh$454.785.020.

2) Restrictions and Limits for issuance of Public offer Bonds.

The restrictions or limits to which the Company is subject have their origin in the covenants associated to the issuance of public offer C and F Series bonds which detail is as follows:

I.	C Series Bonds, issued with charge to the line of bonds registered under number 407 in the Security Registry on March 10, 2005 and placed on the same year.

The restrictions or limits to which the Company is subject are as follows:

	a)	To maintain assets free of encumbrances or prohibitions for an amount equivalent to at least less than 1.5 times the total amount of Bonds placed in force performed with charge to the line agreed in the Contract. This obligation will be required in the Financial Statements closing date only;

	b)	The Issuer is obligated to not to sell, yield or transfer Essential Assets which jeopardize the continuity of its current business;

	c)	To send to the Representative of Bonds Holder, together with the quarterly information indicated in the Bonds issuance contract, all information on any decrease of it ownership in the capital of its significant subsidiaries, higher than ten per cent of this capital as well as any reduction which means to lose the subsidiary control, within the five following working days after performed the transaction;

	d)	To maintain an Indebtedness Ratio no higher than 1.4 times;

	e)	To always maintain, during the life of the current Bonds issuance a minimum equity of UF5,000,000;

	f)	To always maintain a Financial Expenses Hedging Ratio to a minimum of 2.5 times. The Financial Expenses Hedging Ratio must be calculated on the twelve-month period prior to the UESR date (Uniform Encoded Statistical Record) (FECU);

	g)	Not to perform investments in instruments issued by related persons, neither grants borrowings to these, or to perform other operations, in conditions that were more adverse to the Issuer in relation to those in force at the market, as indicated in Article 89 of the Corporate Companies Laws. Likewise, the Issuer will look after that its subsidiaries are adjusted to this restriction. For the purposes of this clause, the term related persons will be all those indicated in Article 100 of Law No.18.045;

	h)	To perform the provisions for all adverse contingencies which may adversely affect its businesses, its financial position or its operating results, which must be indicated in the Issuer’s Financial Statements, if applicable, pursuant IFRS criteria. The Issuer will look after that its subsidiary companies are adjusted to the same condition;

	i)	To contract and maintain insurances which reasonably protect the Issuer’s operating assets, as per the usual industry practices in which the Issuer operates. The Issuer will look after that its subsidiary companies are adjusted to the same condition; and,
F-114

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

j)	The Issuer and any of its subsidiaries are not allowed to perform voluntary prepayments of any existent obligation, in the event that the Issuer was in default or simple delay in the full and timely payment of the Bonds herein indicated. The information which support the compliance with the subjects indicated in a) to j) of this numeral and the calculations performed which validate its compliance, must be subscribed by the Issuer’s Manager of Administration and Finance or his/her representative and, on an annual basis by its External Auditors, if applicable, and should be remitted to the Bonds Holder Representative through certified mail or letter with a reception stamp within the term of five working days from the fact occurrence date, unless, this relate to information which should be delivered to the Superintendence of Securities and Insurance, in whose case must be sent in the same term in which these are delivered to the aforementioned Superintendence. In the case that information sent to the Bonds Holder Representative in conformity to this number Two is qualified as confidential, this Bonds Holder Representative must maintain strict reserve of this information with respect to third parties.

Acceleration Clauses

a)	If the Issuer falls into default or simple delay in the payment of any installment of Bonds in both the principal and interests;

b)	If any statement performed by the Issuer on instruments granted or subscribed on the occasion of the obligation of information derived from this Contract, were or resulted to be deceitfully incomplete or false;

c)	If the Issuer transgressed one single and any of the obligations acquired by virtue of the Bonds issuance contract, numeral two of clause on “Protection Rules to Bonds Holders” and not repaired this transgression within the 30 days following to the date in which was requested for these effects in writing by the Bonds Holder Representative by means of certified mail;

d)	If the Issuer transgressed one single and any of the obligations acquired by virtue of the Bonds issuance contract, numeral four of clause on “Protection Rules to Bonds Holders” and not repaired this transgression within the 60 days following to the date in which was requested for these effects in writing by the Bonds Holder Representative by means of certified mail;

e)	If the Issuer transgressed one single and any of the obligations acquired in virtue of clause 7 of the Contract and in the complementary deeds which subscribe pursuant to number four of the aforementioned clause;

f)	If the Issuer or any of its significant subsidiaries incurred in payments cease or recognize in writing the impossibility to pay its debts, or perform a general cession or abandonment of goods in benefit of its creditors or request its own bankruptcy;

g)	If the Issuer or any significant subsidiary fall into default or simple delay in the payment of any amount owed to banks or to any other creditor, from one or more overdue obligations or obligations required in advance that, individually, exceeds the equivalent to UF100,000 as of the date of its related calculation, and the Issuer or significant subsidiary, depending on the case, do not repair this fault within the 30 consecutive days following to the default date or the date of simple payment delay and/or as of the payment date of this obligation if not expressly postponed;
F-115

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

	h)	If any obligation of the Issuer or of any significant subsidiary were payable in advance, provided that this is not a regular prepayment, normally foreseen before the stipulated maturity;

	i)	If in the future the Issuer or any of its subsidiaries grant actual collaterals to new Bonds issuances or to any financial credit, cash credit operation or other credits, except those specified in the issuance contract;

	j)	If any governmental authority decrees any measure to indent, confiscate, impose an embargo, expropriate, arrogate of, or take custody or control of all or significant part of the Issuer’s assets or of any significant subsidiary;

	k)	In case of dissolution or liquidation of the Issuer, or in case of diminution of its term to a period lower than the final amortization and Bonds payment term corresponding to this Contract;

	l)	If the Issuer or any significant subsidiary is declared in bankruptcy by processed legal sentence; and,

	m)	If the Issuer sell, cede or transfer Essential Assets, defined in clause first of this Contract, except in case of contributions or transfers of Essential Assets to subsidiaries companies, unless previous authorization and in writing from the Bonds Holder Representative.

As of December 31, 2012 and 2011 the Company complied with the aforementioned covenants.

II.	F Series Bonds, issued with charge to the line of bonds registered under number 574 in the Security Registry on March 23, 2009 and placed on 2012.

The restrictions or limits to which the Company is subject are as follows:

	a)	To maintain an Indebtedness Ratio no higher than 1.4 times;

	b)	To maintain an Equity no lower than UF5,000,000;

	c)	To maintain a Financial Expenses Hedging Ratio no lower than 2.5 times, which must be calculated on the twelve-month period prior to the Consolidated Financial Statements reporting date;

	d)	To send to the Representative of Bonds Holder, together with the quarterly and annual copies of the Consolidated Financial Statements, a letter signed by its legal representative, which leaves a record of the compliance of financial indicators set out in b) and c) above;

	e)	To send to the Representative of Bonds Holder, in the same term in which these are delivered to the Chilean Superintendence of Securities, a copy of the quarterly and annual Consolidated Financial Statements, the consolidated financial statements of its subsidiaries subject to standards applicable to public traded companies; and all public information the Issuer provides to the Chilean Superintendence of Securities. Further, the Company should send a copy of risk rating reports, within the term of five working days after receiving them from its Private Raters;

	f)	To record on the accounting books the provisions arising from adverse contingencies that, to the Issuer administration, should be recognized in the Consolidated Financial Statements of the Company or its subsidiaries. The Issuer will look after that its subsidiary companies are adjusted to the established herein;
F-116

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

g)	The Issuer is obliged to look after that operations with its subsidiaries or other related persons are performed in equity conditions, similar to conditions prevailing in the market. The term ‘related persons’ will comprise all those indicated in article 100 of Law No.18.045;

h)	The Issuer should establish and maintain the appropriate accounting systems based on the International Financial Reporting Standards (IFRS) and the instructions of the Chilean Superintendence of Securities. The Issuer will look after that its domestic subsidiary companies are adjusted to the established herein. However, with respect to foreign subsidiaries, these should be adjusted to accounting standards generally accepted in their respective countries, and, for consolidation purposes, the corresponding changes should be applied in order to adjust themselves to the international financial reporting standards (IFRS) and the instructions of the Chilean Superintendence of Securities. In addition, the Issuer should hire and maintain a firm of nationally or internationally renowned independent external auditors for the examination and analysis of its consolidated financial statements, on which such firm should issue an opinion on December 31, every year;

i)	The Issuer should comply with the law, regulations and legal provisions applicable, including, without restrictions, the payment in a timely manner of all taxes, tributes, rates, rights and charges affecting the Issuer itself or its movable or immovable property, except those challenged in good faith an according to the relevant legal and/or administrative proceedings and, providing, in this case, the appropriate reserves are held in order to hedge such contingency, in accordance with the International Financial Reporting Standards (IFRS), and the instructions of the Chilean Superintendence of Securities.

j)	To maintain during the life of the current Bonds issuance, assets free of restricted encumbrances for an amount equivalent to at least 1.5 times the total amount of Bonds placed in force performed with charge to the line agreed in the Contract. The Issuer should send to the Representative of Bonds Holder, as required, all information that allows verification of the indicator referred herein; and

k)	To maintain insurances which reasonably protect its assets, as per the usual industry practices for the Issuer’s industry. The Issuer will look after that its subsidiary companies are adjusted to the established herein.

Acceleration Clause

a)	If the Issuer falls into default or simple delay in the payment of any interest share or capital amortization of Bonds;

b)	If the Issuer does not comply with any obligation to provide information to the Representative of Bonds Holder, and does not repair this fault within the 30 working days following the date it was required in writing by the Representative of Bonds Holder. The Issuer should provide the Representative of Bonds Holder with the following information: (i) A copy of the quarterly and annual Consolidated Financial Statements and the consolidated financial statements of its subsidiaries subject to the standards applicable to public traded companies; (ii) Other public information the Issuer provides to the Chilean Superintendence of Securities; (iii) A copy of risk rating reports; (iv) Report the compliance of obligations under the issuance contract, information that should be delivered within the same term that the consolidated financial statements to the Superintendence of Securities and Insurance; and (vi) Notice of all circumstances involving noncompliance or transgression of conditions or obligations under the issuance contract, as soon as the transgression occurs or comes to knowledge;

c)	Permanence of noncompliance or transgression of any other commitment or obligation agreed for the Issuer under the issuance contract or its complementary deeds, for a term of 60 days or longer after the Representative of Bonds Holder had sent to the Issuer, through certified mail, a notice describing the noncompliance or transgression and requesting to repair it. For the aforementioned cases, except for the noncompliance or transgression regarding the Debt Ratio and the Financial Expenses Hedging Ratio, the term will be 90 days after the Representative of Bonds Holder had sent to the Issuer, through certified mail, the aforementioned notice. The Representative of Bonds Holder should send to the Issuer the aforementioned notice within working day following the date of verification of the Issuer noncompliance or transgression and, in all cases, within the term established by the Chilean Superintendence of Securities by a general standard as provided in the Securities Market Law, Article 109, b), if this last term was a lower period;
F-117

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

d)	If the Issuer or significant subsidiary does not repair this fault within the 30 consecutive days following to the default date or the date of simple payment delay for a total accrued amount higher than or equivalent in pesos to UF150,000, and as of the payment date, this obligation is not expressly postponed. In such amount will not be considered (i) the obligations subject to pending judgment or litigation for obligations not recognized by the Issued in its accounting; or, (ii) obligations corresponding to building or assets acquisition prices which payment would be objected by the Issuer due to defects or noncompliance of the contractual obligations by constructor or seller. For these purposes, foreign exchange or par rate at the calculation date will be used as the conversion basis.

e)	If any other creditor of the Issuer of any of its significant subsidiaries, legitimately charged the Issuer of any of its significant subsidiaries the entire amount of a credit for a loan subject to a term, under its right to anticipate the maturity of such credit due to noncompliance of the Issuer of any of its significant subsidiaries, contained in the contract. However, cases when the credit amounts charged in advance according to the established herein, which do not cumulatively exceed UF150,000 are excluded. For these purposes, foreign exchange or par rate at the calculation date will be used as the conversion basis.

f)	If the Issuer or any significant subsidiary is declared in bankruptcy or noted insolvency, or proposes a preventive judicial agreement with its creditors or makes a written statement recognizing its inability to pay its obligations before their respective maturities, without repairing any of the aforementioned events within the term of 60 days from such bankruptcy statement, insolvency situation or preventive judicial agreement. In case the Issuer bankruptcy is declared, the Bonds will be payable in advance as provided by Law;

g)	If any statement made by the Issuer in the instruments granted or subscribed with respect of the compliance of reporting requirements under the issuance contract or its complementary deeds, or any statement provided at the issuance or recording of Bonds issued with charged to this Line was or resulted to be deceitfully false or incomplete in some essential aspect;

h)	If the duration term of the Issuer Company is modified to a date earlier than effective term of Bonds issued with charge to the respective line; or if the Issuer Company undergoes an early dissolution; or if there is a decrease in the capital effectively subscribed and paid in terms which do not comply with the ratio established for the financial indicator of Debt Ratio, Equity and Financial Expenses Hedging Ratio;

i)	If the Issuer charge or dispose of Essential Assets or these would be disposed from a subsidiary company of the Issuer, except copulative conditions are met in the last case. (i) the Issuer constantly maintains the condition of Parent of the company which becomes owner of the Essential Assets; (ii) that such subsidiary does not dispose of or charge Essential Assets, except they are disposed from other subsidiary of the Issuer or one of its own subsidiaries which, in turn, is a subsidiary of the Issuer; (iii) that the subsidiary of the Issuer which Essential Assets are transferred to is constituted -at the time or before the disposal of such assets - severally obligated to pay Bonds issued under this Issuance Contract. The Issuer should send to the Representative, as required, all information for verification of the compliance with the referred herein; and
F-118

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

	j)	If in the future the Issuer or any of its subsidiaries grant actual collaterals to new Bonds issuances or to any financial credit, cash credit operation or other credits, except those in the following cases: one) collaterals existent at the issuance contract date; two) collaterals created to finance, refinance or amortize the purchase price or costs including construction costs, assets acquired after the issuance contract; three) collaterals granted by the Issuer in favor of its subsidiaries or vice versa; four) collaterals granted by a company which subsequently merged with the Issuer; five) collaterals over assets acquired by the Issuer after the issuance contract, which are constituted before its purchase; and, six) extension or renewal of any collaterals herein mentioned in one) to five), inclusive. However, the Issuer or any of its subsidiaries may always grant actual collaterals to new Bonds issuances or to any financial credit, cash credit operation or other current credits, if in advance and simultaneously, they constitute collaterals at least proportionally equivalents in favor of Bonds Holders. In this case, the collateral proportionalities will be assessed, every opportunity, by the Representative of Bonds Holder, who, if considered sufficient, will grant collaterals’ constituent instruments in favor of the Bonds Holders.

As of December 31, 2012 and 2011 the Company complied with the aforementioned covenants.

3)	Restrictions and limitations for loans granted by Cooperative Centrale Raiffeissen- Boerenleenbank B.A. “Rabobank Nederland” Branch New York to VCT U.S.A.

The restrictions or limitations to which the Company and/or its subsidiary VCT USA is subject are originated in the covenants associated to the loan granted to VCT USA which has a collateral of its Parent and are summarized as follows:

	a)	Send to the bank, together with its publication or not after 120 days after each quarterly close, a copy of the consolidated financial statements as well as to notify the bank on a timely manner on any adverse material effect, possible noncompliance of its financial obligations, noncompliance of obligations in ERISA (Employee Retirement Income Security Act of 1974), material changes on its accounting policies.

	b)	The debtor, VCT USA and its subsidiaries, should maintain its assets and equipment as held historically, and is also obliged to hire and maintain insurances which reasonably cover its operating assets in accordance to usual practices of the industry in which operates.

	c)	VCT USA is obliged not to perform operations with its affiliates which were not in the same conditions that would be when performing these with a third party, unless these relate to transactions with affiliates which were totally of its property or between associates that were totally of its property.

Acceleration Clause

	a)	If VCT USA incurred in default or delay of more than 3 working days in the payment of any principal or interest installments with respect to the loan.

	b)	If any statement or collateral contained in the instruments granted or subscribed with respect the obligation either by VCT USA or Viña Concha y Toro, were or resulted to be deceitfully incomplete or false.

	c)	If VCT USA breach any obligation acquired in virtue of the aforementioned loan agreement.
F-119

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

	d)	If VCT USA or Viña Concha y Toro S.A. incur in default or simple delay in the payment of any sum owed to banks or any other creditor from one or more overdue obligation or required in advance that, exceed the amount of USD 7,000,000.

	e)	If VCT USA or Viña Concha y Toro S.A. incur in suspension of payments or recognize through a written notice its incapacity to pay its debts or abandon its goods in benefit of its creditors or request its own bankruptcy.

	f)	If Viña Concha y Toro S.A. ceases to comply with the following financial indicators:

To maintain a Consolidated Debt Ratio no higher than 1.4 times;

At all times maintain a minimum consolidated Equity no lower than UF5,000,000;

To always maintain a Financial Expenses Hedging Ratio in a minimum of 2.5 times.

	g)	If VCT USA and Viña Concha y Toro S.A. refused to pay any amount in excess of seven million dollars required by ERISA breaches or final judgment of a trial.

	h)	If any governmental authority expropriates all or a substantial part of the assets owned by VCT USA or Viña Concha y Toro S.A.

	i)	If Concha y Toro S.A. is prevented by law to remit U.S. dollars abroad or hold dollars abroad for the purpose of paying its obligations.

As of December 31, 2012 and 2011 the Company complied with the aforementioned covenants.

4)	Restrictions and Limits for dollar loan granted by Scotiabank Chile to Viña Concha y Toro S.A. associated with swap contracts (cross currency swaps):

Restrictions or limitations which affect is Viña Concha y Toro S.A. originate in the covenants associated with two loans to the Vineyard, which are summarized as follows:

	a)	No grant to any current or future creditors warranties, undertakings, conditions or reductions maturities, which mean worsen the situation of the Bank in relation to such creditors, excluding those issued for leasing operations. In addition, the Vineyard says the obligations of granting credit always constitute direct obligations of the first degree and unsubordinated the Debtor that qualify as preferential right to payment in respect of all other unsecured obligations of the Debtor and not subordinate to arising from any debt for loans or collaterals, except legal preferences.

	b)	Not grant collateral for amounts in excess of twenty million U.S. dollars, and collaterals for personal or unrelated third parties for the same amount.

	c)	Maintain for the duration of the loan the following financial ratios, which will be measured every six months to June and December of each year, based on consolidated financial statements provided by the Vineyard:
F-120

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

		(i)	A Leverage Debt level not more than one point four times, understood as the ratio of Total Liabilities and Equity.

		(ii)	Financial Expenses Hedging Ratio no lower than 2.5 times; and

		(iii)	A minimum Equity of UF5,000,000

In turn, the two contracts provide acceleration clauses:

	a)	Lack of full and timely payment by the Borrower of principal and / or loan interest payable under this instrument, or incurred in default or simple delay in payments to be made by the Bank under another contract or other notes, including but not limited to payment obligations arising from the derivatives contract.

	b)	Lack of full and timely compliance by the Vineyard from any liability that Borrower has contracted under this contract.

	c)	If incurred in simple delay in the payment of obligations of money to any creditors who individually or collectively exceed the equivalent of seven million dollars of the United States of America.

	d)	If it is anticipated or occurs one or more causal for early settlement of those provided in the General Conditions under which the Agreement is entered Derivative or Derivative Contract itself, associated with these loans.

	e)	If the Vineyard falls into default, is declared in bankruptcy or makes judicial or extrajudicial agreement, or if by way of precautionary measures are obtained rulings against Vine abductions, detentions or prohibitions or contracts held respect of its assets constituting more than thirty percent of its consolidated assets, according to its consolidated financial statements filed with the Superintendence of Securities and Insurance at September 30, 2012.

As of December 31, 2012 and 2011 the Company complied with the aforementioned covenants.

5)	Restrictions and Limits for peso loan granted by Banco Estado to Viña Concha y Toro S.A.:

The restrictions or limitations to which Viña Concha y Toro S.A. is subject are originated in the covenants associated with this loan to the Vineyard, which are summarized as follows:

	a)	Maintain all assets, properties, trademarks, permits, rights, franchises, grants or patents that are necessary for the normal conduct of its business, including its own and subsidiaries’ production assets.

	b)	Maintain in its consolidated financial statements the following financial indicators:

		i)	A Debt Ratio of not higher than 1.4 times. By “Debt Ratio” shall mean the ratio of Total Liabilities and Equity.

		ii)	A minimum Equity of UF5,000,000.

		iii)	Financial Expenses Hedging Ratio not lower than 2.5 times. This indicator should be calculated on the twelve months preceding the date of issuance of the Consolidated Financial Statements.
F-121

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

In turn, the two contracts provide acceleration clauses:

	i)	If the vineyard does not pay in full any outstanding obligation to the Bank, including especially the Financing.

	ii)	If the vineyard does not fully satisfy any obligation to make the second clause set forth in this instrument. Exceptionally, in the case of the obligations contained in paragraphs 3 and 4 of this clause, the Bank may only accelerate their claims if 30 days have elapsed since the notice of the failure of the Bank without becoming fixed.

	iii)	If the vineyard falls into default, is declared bankrupt or makes statements of judicial or extrajudicial agreement.

During the periods ended December 31, 2012 and 2011 the Company complied with the above covenants.

6)	Due to its business line, Viña Concha y Toro S.A. regularly participates, as a plaintiff or defendant in legal proceedings aimed to demand the payment of amounts third parties may owe to them or the defense against claims made by third parties because of its labor, civil and commercial links with the Vineyard. The prospects of success in these procedures vary from case to case.

7)	In Argentina, the Federal Administration of Public Revenue (“AFIP”) through Resolution No. 364/08 dated December 16, 2008 challenged the affidavit of income tax for fiscal year 2002, and determined automatically on the amount owed to his understanding the subsidiary Bodegas y Viñedos Trivento S.A. (Trivento) on account of income tax for that period, which amounted to the sum of $1,948,918.44 of Argentinean pesos (ThCh$190,409 as of December 31, 2012), plus interest of $5,076,283 Argentinean pesos (calculated as of January 25, 2013) (ThCh$495,953 as of December 31, 2012). In turn, the AFIP affix a fine of $974,459.22 Argentinean pesos (ThCh$95,205 as of December 31, 2012). The fine does not accrue interest.

The tax agency based its decision on the premise that it was not from such as loss of computing exchange differences arising from lending operations Trivento with Viña Concha y Toro S.A. and VCT International S.A., arguing that remittances resulting from these operations were of the nature of capital contributions and not loans, even if with that character were approved by the respective directories and the Central Banks of both countries, being also such sums thus reflected in the accounts of all companies involved.

On February 11, 2009, resolution of the AFIP was appealed to the National Tax Tribunal, on appeal under Article 76 of the LPT. In that action were reiterated and expanded each of the arguments of the defense, put forward in timely releases presented in administrative proceedings.

The matter was opened to the test, and both parties produced the evidence offered (report requirements made to local banks and expert evidence which was prepared by Estudio Contable Balter & Asoc., appointed as technical consultants). This expert report was attached to the file on March 31, 2011. Finally, on April 15, 2011, Trivento informed the court on the filing of a new appeal, also brought before the National Tax Tribunal for the new challenge made by the AFIP, this time for the affidavits of tax gains made by the periods 2003 and 2004.

Upon expiration of the evidence the Court may order the parties to submit arguments, leaving the cause, after that, in a state of failure. Nevertheless, in advance, since it has been brought to the attention of the Investigation Board 11th appeal the existence of relapse in Room C, which was requested connectedness, dated September 20, 2011, the Investigation Board decided to submit the case to the plenary of the Conference Room D, for the purposes of deciding whether to build with the record 34 450-I (described below). On April 27, 2012, the court decision to build with both records was notified to Trivento. At the reporting date, the court resolution in relation to permit the dispute on the basis of this new evidence is still pending.
F-122

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

Because of the amount claimed by the AFIP, by judgment dated September 17, 2009 provided for the freezing properties and vehicles of Trivento, which the AFIP, as required by Trivento, agreed to unite on a single property (Farm and Winery Three Porteñas-San Martín). To this date, the freezing is united on this property, having released the remaining properties and vehicles.

In office procedure for determining debt initiated by the AFIP, in relation to fiscal years 2003 and 2004, and after due filing of rebuttals in administrative, Trivento was notified of the AFIP Resolution No. 322/10 dated 9 December 2010, by which the Treasury officially determined a debt of $6,754,563.88 Argentinean pesos (ThCh$659,921 as of December 31, 2012), plus interest of $14,383,502 Argentinean pesos (calculated on January 25, 2013) (ThCh$1,405,268 as of December 31, 2012) and $4,728,194.72 Argentinean pesos (ThCh$461,945 as of December 31, 2012) fine (which does not accrue any interest).

The tax agency based its decision on the premise that it was not appropriate to attribute to the affidavits of acquisitions for the years 2003 and 2004, losses from previous periods, which in the opinion of the AFIP were completely absorbed in the affidavit of the year 2002.

On February 1, 2011, resolution of the AFIP was appealed to the National Tax Tribunal, on appeal. In that action were reiterated and expanded each of the arguments of the defense, put forward in timely releases presented in administrative proceedings, which have proper evidentiary support, and it was required to build with the record which processes the challenge of the affidavit of income tax for the fiscal year 2002. The appeal was notified to the AFIP in April 2011. On April 27, 2012, the court decision to build with both records was notified to Trivento. At the reporting date, the court resolution in relation to the production of the offered evidence by the parties is still pending (essentially, expertise prepared by Estudio Contable Balter & Asoc., appointed for this purposes as technical consultants).

Finally, in office procedure for determining debt initiated by the AFIP, in relation to fiscal years 2005 and 2006, and after due filing of rebuttals in administrative, Trivento was notified of the AFIP Resolution No. 363/12 dated 12 December 2012, by which the Treasury officially determined a debt of $1,138,953 Argentinean pesos (ThCh$111,276 as of December 31, 2012), plus interest of $1,854,595 Argentinean pesos (calculated on January 15, 2013) (ThCh$181,194 as of December 31, 2012) and $797,267 Argentinean pesos (ThCh$77,893 as of December 31, 2012) fine (which does not accrue any interest).

The tax agency based its decision on the premise that it was not appropriate to attribute to the affidavits of income tax for the years 2005 and 2006, losses from previous periods, which in the opinion of the AFIP were completely absorbed in the affidavit of the year 2002. In addition, the amount declared by TRIVENTO accounted on Minimum Notional Income for 2006 was not found in the computer records, therefore, it was not considered as payment on account of Tax income, and failed to consider compensation of the balance in favor of AFIP with the Trivento’s Minimum Notional Income cleared balance -2006-, for a total of$546,055.46 Argentinean pesos (ThCh$53,350 as of December 31, 2012). Trivento appealed the resolution of the AFIP to the National Tax Tribunal, on February 2012. Considering this action, Trivento will reiterate and expand each argument of the defense, put forward in timely releases presented in administrative proceedings, which have proper evidentiary support, and it was required to build with the record which processes the challenge of the affidavit of income tax for the fiscal year 2002 (where the action was built against the office procedure for determining debt corresponding to fiscal years 2005 and 2006).

According to the company lawyers, both Argentine and Chilean Trivento have reasonable grounds to sustain solid and that their affidavits of income tax for, 2002, 2003, 2004, 2005 and 2006 conform to the law, and estimate that this opinion will ultimately recognized by the Argentine courts, and so reported to the administration and the Board of Viña Concha y Toro. Consequently, there are significant possibilities the challenge of settled amounts would be finally accepted by the fiscal authority. Therefore, the Company considers that a possible disbursement on these accounts is unlikely to occur. In turn, given the complexity of the legal proceedings Trivento is facing, the Company states it is not possible to provide an estimated date for the resolution of these judgments, neither it is possible to provide an estimation of the financial impact related to these legal proceedings, neither to indicate the feasibility of reimbursement of funds on these accounts.
F-123

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

8)	In Brazil, the Finance Department from the State of Sao Paulo, by way of “Tax Assessment Notice and Imposition of Fine No.4.013.335-7”, officially determined and demanded to the VCT Brazil Importación y Exportación Limitada Subsidiary the payment of BRL 23,621,676.61 (ThCh$5,550,622 as of December 31, 2012) for “ICMS-ST” (equivalent to Chilean VAT) local tax accrual and non-payment. Fiscal authority claims the payment of this amount as the tax accrual and payment date was different and before the term the subsidiary uses for its entire. This would generate, according to the fiscal authorities, the existence of ICMS- ST pending payment. The authority also claims BRL 21,200,887.45 (ThCh$4,981,785 as of December 31, 2012) on account of interests and BRL 22,115,103 (ThCh$5,196,607 as of December 31, 2012) on account of fine.

To date, lawyers and other expert advisors from Sao Paulo have been contacted and are preparing the judicial defense (Tax Debt Annulment Lawsuit), based on arguments about form, regarding the nullity of tax resolution, and about substance, regarding the ICMS-ST non-requirement in the terms proposed by the authority.

According to the company lawyers, both Brazilian and Chilean, VCT Brasil Importación y Exportación Limitada has reasonable grounds to sustain solid, and they estimate there are significant possibilities the challenge of settled amounts would be finally accepted by the fiscal authority. Therefore, the Company considers a possible disbursement on this account as unlikely to occur. In turn, given the complexity of the claiming process of “Tax Assessment Notice and Imposition of Fine” and its initial procedural stage, the Company states it is not possible to provide an estimated date for the resolution of this conflict, neither it is possible to provide an estimation of the financial impact related to this legal proceeding, neither to indicate the possibility of reimbursement of funds on this account.

9)	At December 31, 2012, no other litigation or likely litigation, judicial or extrajudicial matters of taxation, and taxes of any kind that have a real chance to affect the financial statements of Viña Concha y Toro S.A.
F-124

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousand of Chilean Pesos)

For the years ended as of December 31, 2012, 2011 and 2010

NOTE 35. SUBSEQUENT EVENTS

Between December 31, 2012 and the date of issuance of these financial statements there are no other subsequent events that may significantly affect their exposure and/or interpretation.

F-125