Form 20-F
period 2013-12-31
CONCHA Y TORO WINERY INC
filed 2014-05-01
CIK 930543

As filed with the Securities and Exchange Commission on April 30, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Guillermo Cisterna

(562) 2476-5644

gcisterna@conchaytoro.cl

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued	☐ Other
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

iii

CERTAIN DEFINED TERMS

Unless otherwise specified, all references to “U.S. dollars,” “dollars” or “US$” are to United States dollars and all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos. “UF” refers to the Unidad de Fomento, an accounting unit used in Chile. The exchange rate between the UF and the Chilean Peso is constantly adjusted to inflation so that the value of the Unidad de Fomento remains constant. Viña Concha y Toro S.A. (“Concha y Toro” or the “Company”), a corporation (sociedad anónima abierta) formed under the laws of the Republic of Chile (“Chile”), publishes its consolidated financial statements in Chilean pesos.The audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 2011, December 31, 2012 and 2013 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013 (the “Consolidated Financial Statements”) contained in Item 18. Unless otherwise specified, financial information regarding the Company is presented in constant Chilean pesos as of December 31, 2013 in accordance with the International Financial Reporting Standard (“IFRS”) as issuedby the International Accounting Standards Board. Amounts in tables appearing in this Annual Report may not total due to rounding. “The Exchange Act” refers to the U.S. Securities Exchange Act of 1934.

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

UF: The UF (Unidad de Fomento) is an inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Chilean Consumer Price Index of the previous month.

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

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk factors identified in Item 3 — “Key Information — Risk Factors” of this Annual Report and in the Company’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on October 13, 1994 (No. 33-84298) and incorporated by reference hereto, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials and employee costs, future exchange and interest rates, changes in tax rates and future business combinations or dispositions, and the extent to which the Company can continue to plant vines and developing corresponding infranstructure..

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:	KEY INFORMATION

Selected Historical Financial Data

The following table presents selected consolidated financial data, under the captions “Consolidated Statement of Income Data — IFRS,” for the years ended December 31 2011, 2012 and 2013, and “Consolidated Balance Sheet Data — IFRS,” as of December 31, 2011, 2012 and 2013. The audited Consolidated Financial Statements are prepared in accordance with IFRS. This information should be read in conjunction with the Consolidated Financial Statements including the notes thereto (the “Notes”), included in Item 18 herein and the statements in Item 5 — “Operating and Financial Review and Prospects”. All information is presented in Chilean pesos.

As of and for the Year Ended December 31, 2013

2013	2012	2011
Ch$	Ch$	Ch$

(Expressed in millions of constant Ch$ and millions USS,
except financial ratios as per Share amounts)

Consolidated Income Statement Data
Amount In Accordance with IFRS
Income from ordinary activities	475,622	448,250	422,735
Operating income (1)	37,319	37,288	61,179
Non-operating income (expense), net (2)	5,052	3,480	2,344
Frofit (loss) attributable to equity holders of controlling interest	33,174	30,022	50,482
Frofit (loss) attributable to equity holders of controller per Share	44.4	40.19	67.58
Frofit (loss) attributable to equity holders of controller per ADS (3)	888.2	803.8	1,351.6
Dividend declared per Share(3 4)	17.76	16.10	26.00
Weighted average number of Shares Outstanding (5)	747,005,982	747,005,982	747,005,982
Consolidated Balance Sheet Data
Total assets	850,154	856,113	774,130
Other non-current financial liabilities	185,109	169,586	177,715
Equity attributable to the owners of the controlling entity	430,095	423,877	398,504
Issued Capital	84,179	84,179	84,179
Selected Financial Ratios(6)
Operating margin	7.8%	8.3%	14.5%
Net Margin	7.0%	6.7%	11.9%
Financial debt to equity	59.0%	64.3%	57.9%
Debt to capitalization	37.1%	39.2%	36.7%

(1)	Includes Gross Profit, Distribution cost and Administrative expenses and Other Income by Function. In 2011 Other Income by Function considers insurance recoveries related to the earthquake in the amount of Ch $19,555 million before taxes.

(2)	Includes Other expenses by function, Financial Income, Financial expense, Equity in income of associates and joint ventures accounted for using the equity method net of tax, foreign currency exchange gain and income (expenses) by adjustment units.

(3)	Determined by multiplying per share amounts by 20 (IADS = 20 Shares)

(4)	Dividends per share are expressed in historical pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year.

(5)	Calculated on the basis of the number of shares outstanding and fully paid together with the pro-rata portion of the number of share outstanding but not yet fully pais for each period

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
3

Unless otherwise indicated, U.S. dollar equivalent information, except export figures, for information in Chilean pesos, is based on the Observed Exchange Rate for December 31, 2013, which was Ch$524.61 per U.S. dollar. No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

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

The Mercado Cambiario Informal (the “Informal Exchange Market”) is a currency market comprised of exchange houses and money changers in Chile. The Informal Exchange Market reflects the supply and demand for foreign currency and the rate of exchange in the Informal Exchange Market can fluctuate freely, above or below the Observed Exchange Rate. Since 1990, the rate of exchange for pesos into U.S. dollars in the Informal Exchange Market has been similar to that in the Formal Exchange Market. The Observed Exchange Rate as of February28, 2014 was Ch$559.38 per U.S. dollar.

The following table sets forth the annual high, low, average and year-end Observed Exchange Rates for U.S. dollars for each year indicated and for each month during the previous six months, as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report anybuying rate for Chilean pesos.

Annual High, Low, Average and Year-End

Observed Exchange Rate

	Ch$ per US$
Year	High(1)	Low(1)	Average(2)	Period-end
2006	549.63	511.44	530.26	532.39
2007	548.67	493.14	522.69	496.89
2008	676.75	431.22	521.79	636.45
2009	643.87	491.09	559.67	507.10
2010	549.17	468.01	509.98	468.01
2011	533.74	455.91	483.57	519.2
2012	519.69	469.65	486.59	479.96
2013	533.95	466.5	495.18	524.61
September, 2013	510.38	496.49	504.26	504.2
October, 2013	508.58	493.36	500.96	507.64
November, 2013	529.64	512.53	520.35	529.64
December, 2013	533.95	523.76	529.2	524.61
January, 2014	553.84	527.53	538.36	553.84
February, 2014	563.32	546.94	554.69	559.38

(1)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.

(2)	The average of the daily rates during the period.

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

The 2012-2013 season was characterized by normal climatic conditions, absence of rain and a long harvest period. The harvest in 2013 was the most fruitful of Chilean history with 1,286 million liters, a 2.3% increase from 2012. Future freezes or drought conditions in Chile could severely affect the quantity or quality of the production of wine by the Company. In fact in September 2013 some central valleys in Chile faced a frozen, however it is not possible yet to know the effect in the 2014 harvest. See Item 4 — “Information on the Company — Chilean Wine Industry Overview.”

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

Increases in Chilean taxes on wine could also adversely affect the Company’s wine sales in Chile, on March 31 of 2014, the govermente send a proposal of a tax reform, wich contains an intencion to increase the alcohol tax..

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

In 2013 and 2012 the largest distributor was Mitsubishi Coporation (“Mitsubishi”) which serves the Japanese market.Sales to Mitsubishi represented 3.8%of the Company’s total export revenuesin 2013 and 3.4% in 2012; and 2.5% and 1.7% of total revenues in 2013 and 2012, respectively. Sales to the Company’s five largest distributors, excluding Banfi, represented 11.4% and 11.0% of total export revenues in 2013 and 2012, respectively. The Company has written agreements with most of its distributors—usually one– to two–year terms, automatically renewable. In addition, the Company’s strategy to expand sales in major export markets is to a large extent dependent on the performance of its distributors. See Item 4 — “Information on the Company — Business Overview — Company Sales — Export Markets — Distribution in Export Markets.”

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

The Company has a license from Tetra Pak de Chile Comercial Ltda. (“Tetra Pak Chile”) to package wine in Tetra Brik packages and purchases these unassembled pre-printed packages from Tetra Pak Chile. Wine sold in Tetra Brik packages accounted for approximately 60.3% and 44.8% of the Company’s domestic sales by volume and value, respectively, in 2013; and 59.8% and 42.5%, respectively, in 2012. Although the Company believes that alternate suppliers are available, an interruption in the supply of Tetra Brik packages to the Company for any reason could result in a short-term materially adverse effect on the Company’s operations. See Item 4 — “Information on the Company — Business Overview — Bottling.”

The Company currently relies on approximately 828 outside vineyards for supplies of grapes and approximately 20 producers for bulk wine. In 2013, approximately 65.3%, of the grapes used in the production of the Company’s premium, varietal and, bi-varietal wines were purchased by the Company from independent growers in Chile. Additionally, in 2013, the Company purchased grapes and bulk wine required to produce approximately 78.9% of the popular wines sold by the Company. Most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year. In 2013, the Company had long-term contracts with up to approximately 34% of its growers.

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

Acquisitions and Dispositions.The Company ocassionally engages in acquisitions of businesses and additional brands. We cannot assure that we will be able to find and purchase businesses at acceptable prices and terms. The Company also faces risks involved in integration of acquired businesses and personnel into the Company’s existing systems and operations, and to bring them into conformity with our trade practice standards, financial control environment and reporting requirements. Integration involves significant expense and management time and attention, and may otherwise disrupt the Company’s business. The Company’s acquisition of Fetzer Vineyards in April 2011 poses challenges and may impact the Company’s future performance. Brand or business acquisitions also may expose the Company to unknown liabilities, the possible loss of key customers and/or employees knowledgeable about the acquired business, and risks associated with doing business in countries or regions outside Chile, political climates, and legal systems and/or economies, among other risks. Acquisitions could also result in the incurrence of additional debt and related interest expenses, issue additional shares, and become exposed to contingent liabilities, as well as to experience dilution in earnings per share and reduction in return on average invested capital. The Company may incur future restructuring charges or record impairment losses on the value of goodwill and/or other intangible assets resulting from previous acquisitions, and may not achieve expected synergies, cost savings or other targets, all of which may negatively affect financial results. The Company evaluates from time-to-time potential dispositions that may no longer meet our growth, return and/or strategic objectives; such dispositions may impact the Company’s financial results, and we cannot predict the terms or conditions of such dispositions, nor expect to find acceptable buyers in a timely manner. Expected cost savings from reduced overhead relating to the sold assets may not materialize, and the overhead reductions could temporarily disrupt the Company’s other business operations. Any of these outcomes could impact the Company’s financial results.

Difficulty of Enforcing Judgments Under U.S. Federal Securities Laws. The ability of a purchaser of American Depositary Shares (“ADS”) of the Company to enforce judgments under the U.S. federal securities laws against the Company or its directors and executive officers may be limited by several factors.

The Company is a sociedad anónima abierta (an “open stock corporation”) organized under the laws of Chile. All of the Company’s directors and officers and many of its advisors reside outside of the United States (principally in Chile). A Significant portion of the assets of the Company and of these persons are located outside of the United States. However, since 2011 the Company owns 100% VCT USA Inc.,which has the total property of Fetzer Vineyards (an important Vinyard in the U.S. market.). Additionally since 2013 it has 50% of the property of Excelsior Wine Company (a winedistribution Company in the U.S.) As a result, investors can effect service of process within the United States on the Company or its officers, directors or advisors, or to enforce against them in United States courts judgments obtained in United States courts predicated upon the civil liability provisions of the U.S. federal securities laws.

The Company’s by-laws(the “By-Laws”) provide that all legal actions brought by shareholders in their capacity as such, or among shareholders and the Company, must be submitted either to resolution by the ordinary courts of Chile or to arbitration in Chile by an arbitrator chosen by mutual consent of both parties. If the parties cannot select an arbitrator acceptable to both, an arbitrator will be appointed by the ordinary courts of Chile who will have to have served during the last 3 years as an assistant member of the Chilean Supreme Court. The By-Laws also provide that the arbitrator would act as an arbitrator in equity, who under Chilean law would not be required to apply any particular body of law or procedures (except as a matter of public policy) and would be authorized to decide the matter in accordance with his or her view of what is just and equitable. Because an arbitrator is not required to apply any particular body of law or procedure to decide a matter, it is not clear that an arbitrator would consider a claim predicated upon U.S. federal securities laws. Under Chilean law, therefore, there is uncertainty regarding the ability of ADS holders to bring actions against the Company or its officers, directors or advisors based upon U.S. federal securities law, whether in Chilean courts or arbitration proceedings.

In addition, a court in the United States might require that a claim predicated upon the U.S. federal securities laws be submitted to arbitration in accordance with the By-Laws. In that event, a purchaser of ADS would be effectively precluded from pursuing remedies under the U.S. federal securities laws in U.S. courts.

The Company has been advised by its Chilean counsel, Cruzat, Ortúzar & Mackenna Ltda. – Baker & McKenzie, that no treaty exists between the United States and Chile for the reciprocal enforcement of foreign judgments issued by ordinary courts (exception made of awards issued by foreign arbitral courts, where the UN New York Convention may be applied). Chilean courts, however, have enforced judgments rendered by United States courts provided that certain basic principles of due process and public policy have been respected (basically that the judgment (a) does not contain anything contrary to the laws of Chile, notwithstanding differences in procedural rules, (b) is not in conflict with Chilean jurisdiction, (c) has not been rendered by default within the meaning of Chilean law and (d) is final under the laws of the relevant foreign jurisdiction rendering such judgment), without reviewing the merits of the subject matter in the case. Nevertheless, the Company has been advised by Cruzat, Ortúzar & Mackenna Ltda. – Baker & McKenzie that a judgment rendered by a US court will be in conflict with Chilean jurisdiction if it affects in any way properties located in Chile, which are as a matter of Chilean law subject to the laws of Chile as well as to the jurisdiction of Chilean courts. Therefore, there is doubt as to the enforceability in Chile of judgments rendered with respect to Chilean securities, by United States courts in actions predicated upon the civil liability of the U.S. federal securities laws, notwithstanding the ability of pursuing the assests that are in US territory.

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

Risks Relating to Chile

Dependence on the Chilean Economy. As of December 2013, 67% of the Company’s total assets were located in Chile.In2013 and 2012, sales (wine and other product) in the Chilean market accounted for approximately 18.8% and 20.1%, respectively, of the Company’s total revenues. Historically, domestic wine sales show a high degree of correlation with the economic situation prevailing in a country. Accordingly, the Company’s financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile. The main Chilean indicators for 2013 and 2012 were:

●	Real GDP increased 4.0% in 2013 and increased 5.2% in 2012.
●	Private consumption grew 5.6% in 2013 and 6.0% in 2012.
●	The unemployment rate was 5.7% and 6.1% in December 2013 and 2012, respectively. As of February 2014, the unemployment rate was 6.1%, compared to 6.2% in February 2013.
●	As a percentage of GDP, investment in fixed assets was 25.8% in 2013 and 26.8% in 2012.

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

Volatile and Illiquid Nature of the Market for the Common Stock in Chile. The Common Stock of the Company is traded on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile and the Bolsa de Corredores — Bolsa de Valores (collectively, the “Chilean Exchanges”). The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange and which accounted for approximately 88% of Chile’s equity trading volume in 2013, had a market capitalization of approximately Ch$ 139,323 billion (aprox US$265.6 billion) as of December 31, 2013 and an average monthly trading of Ch$ 1,932 billion (aprox US$3,682 million). The ten largest companies in terms of market capitalization represented approximately 45.7% of the aggregate market capitalization of the Santiago Stock Exchange as of December 31, 2013. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. The ten most widely-traded stocks in terms of trading volume accounted for approximately 50.5% of all trading volume on the Santiago Stock Exchange in 2013. During 2013, around30% of the securities listed on the Santiago Stock Exchange traded an average of 85% or more of the trading days.

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

The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of Ch$ 5.47 million aprox. (US$10,000)); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (e.g., payments regarding import and export transactions, etc.).

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

Differences in Corporate Disclosure and Accounting-Taxation Standards. The principal objective of Chile’s securities laws governing publicly traded companies, such as the Company, is to promote disclosure of all material corporate information to investors. In addition, Chilean law imposes restrictions on insider trading and price manipulation. However, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets and Chilean disclosure requirements differ from those in the United States. These differences may result in fewer protections for ADS holders than would exist if United States securities laws governed the Company’s domestic securities transactions. Nevertheless, during 2009 a new set of rules was enacted (Law of Corporate Governance N° 20.382) in order to improve the protection of the minority shareholders; these rules focused principally on the following matters:

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

Inflation. Although inflation in Chile has moderated in recent years, Chile has historically experienced high levels of inflation. High levels of inflation in Chile could adversely affect the Chilean economy and have amaterial adverse effect on the Company’s financial condition and results of operations. The annual rates of inflation for 2013, 2012and 2011 were3.0%, 1.5% and 4.4%.

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

ITEM 4: INFORMATION ON THE COMPANY

A. History and Development of the Company

Concha y Toro is a corporation (sociedad anónima abierta) organized under the laws of Chile. The Company’s deed of incorporation was executed on December 31, 1921 and the Company was registered in the Registro de Comercio de Santiago on November 6, 1922. The Company’s principal executive offices are located at Nueva Tajamar 481, Torre Norte, Piso 15, Santiago. The Company’s telephone number at that location is (562) 2476-5000 and the Internet address is www.conchaytoro.com. The complete legal name of the Company is Viña Concha y Toro S.A.

The Company is the largest Chilean producer and exporter of wines in terms of both volume and value, with total sales in 2013 of 276 million liters and Ch$475,622million.

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

The Company’s first initiative toward the development of more complex wines was the launching of Casillero del Diablo in 1965. Casillero del Diablo was made from selected grapes and aged two years longer than the standard Cabernet Sauvignon then being produced. Today, Casillero del Diablo is the largest seller among the Company’s premium wines. In the past eight years, the Company has focused its marketing efforts on the Casillero del Diablo brand. Through a global marketing campaign launched in August 2001 and with a new packaging originally unveiled in 2002, the Company’s target is to transform Casillerodel Diablo into a global brand. In 2013, sales of Casillero del Diablo totaled 3.8 million cases.

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

The Company conducts its operations directly and through subsidiaries. The Company’s distribution business in Chile is conducted through its wholly-owned subsidiary Comercial Peumo Ltda.(“Comercial Peumo”). In December 2000, the Company formed a fully-owned sales and distribution subsidiary in the United Kingdom, Concha y Toro UK Limited (“Concha y Toro UK”). This subsidiary commenced operations in March 2001. In 2008, Concha y Toro established distribution subsidiaries in Brazil, Sweden, Finland and Norway in order to strengthen its sales in those countries. In March 2010, Concha y Toro established a distribution subsidiary in the asian market, choosing Singapore as its base, in April 2011, the Company completed the acquisition of Fetzer Vineyards in the United States. In July 2011, the Company entered into a joint venture with Banfi to import and distribute Concha y Toro, Trivento and certain brands belonging to Fetzer into the U.S. market.

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

In 1997, the Company and Baron Philippe de Rothschild S.A. (“Rothschild S.A.”) formed a joint venture company organized under the laws of Chile, named “Baron Philippe de Rothschild - Concha y Toro S.A.“The joint venture company changed its name to Viña Almaviva S.A. in June 1998 (“Viña Almaviva”). The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto to and owns 50% of the capital of Viña Almaviva. Viña Almaviva is producing a “Primer Orden,” or first-growth wine, the first of its kind ever produced in Chile. Primer Orden wines are regarded to be the equivalent of Grand Cru Classé wines from the Bordeaux region of France. In 1998, Viña Almaviva launched its first Primer Orden wine from its 1996 harvest under the name “Almaviva.” Worldwide distribution of Almaviva, in all countries except for Chile and the U.S., is handled by Bordeaux Negociants. Distribution of Almaviva in Chile is handled by the Company.

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

On July 13, 2011, Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. subscribed an agreement with Banfi Vintners, current distributor of Concha y Toro’s product in United States, to create a new company between them, named Excelsior Wine Company, LLC. to be registered in Delaware. Excelsior Wine Company, LLC. are managed by Banfi and VCT USA, Inc.Excelsior Wine Company, LLC. distribute the Chilean wines of Concha y Toro and the Argentine wines of Triventoin the United States. Also, it distribute the brands “Little Black Dress” and “Five Rivers” that belong to our subsidiary in California, Fetzer Vineyards. A copy of the Limited Liability Agreement of Excelsior Wine Company, LLC was previously filed and is listed as Exhibit 4.4 in this Annual Report (See Item 19 – “Exhibits”).

Regarding the rest of the brands related to Fetzer Vineyards of Concha y Toro, which include the brands “Fetzer”, “Bonterra”, “Jekel”, “Sanctuary” and “Bel Arbor” among others, their distribution is handled directly by Fetzer Vineyards through the creation of an internal unit of Sales and Marketing.

The Share Capital of Excelsior Wine Company, LLC is US$ 1,000,000. VCT USA, Inc. contributed US$ 500,000 at the date of Incorporation. VCT USA, Inc. has 50 Shares, which correspond to 50% of the Share Capital of Excelsior Wine Company, LLC.Viña Concha y Toro S.A. is the indirect owner of 50% of Excelsior Wine Company, LLC as it is the sole owner of VCT USA, Inc.

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

During 2013 the company continued developing its global strategy incorporating subisdiaries in China, Gan Lun Wine Trading (Shanghai) Co Ltda. and France, Cono Sur France S.A.R.L.. The last one, mainly focused on the products of Viña Cono Sur S.A. The company also entered the Brazilian retail wine market purchasing 35% of a Brazilian wine retail stores Ville du Vine (Alpha Cave Comércio de Vinhos S/A) trough a investment vehicle especially incorporated for such purpose called VCT Wine Retail Participacoes Ltda. Finally, in 2013 the subsidiary Viña Cono Sur S.A. opened a new entity specially destinated to produce and sale the organics wines of Viña Cono Sur S.A.

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

Following this strategy, the Company has invested around Ch$405 billion (not including capitalized interest) over the last ten years in land, vineyards, infrastructure and other wine business, in order to increase its own production, this figure includes Ch$112 billon of the Fetzer acquisition in 2011. There has also been a constant development of new products, investigation into new grape varieties and incorporation of new grape-producing valleys.

In the commercial area, the global distribution network has been strengthened with the opening of the Company’s own distribution offices in key markets.

At the same time, it has developed in Argentina the same business model as used in Chile. Viña Trivento seeks sustained growth for its exports, reflecting the penetration of Argentine wines in the principal markets.

In 2013, the Company made approximately Ch$28,861 million (approximately US$58.0 million) of capital investments, it included new vineyards, development of new vineyards, increasing the vinification and cellar capacity and buying new agriculture machinery. The estimated capital expenditure budget for 2014 approximates USD$50,000 thousand, to support expected future growth in sales through planting of new vineyards and expanding production capacity. Investments mainly comprise acquiring and planting new vineyards, the construction of storage and vinification facilities, expansion of the bottling plant and acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines, however, this figure is preliminary and still needs to be approved by the board of directors. The Company expects to continue planting wine vines and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile and the United States. The Company believes that a key factor in its past success and in any future success is its ability to maintain competitive prices while improving the quality of its wines. In order to increase its market share in the domestic market, the Company has maintained price competitiveness with beer and wine from other producers, introduced new wines targeted at different consumer segments and increased marketing and advertising support for its products. In export markets, the Company believes that it can continue to consistently offer high-quality wines at competitive prices in the premium, varietal and bi-varietal segments and that such wines can successfully compete with the best European, Australian, South African and U.S. wines. See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategies” and ” — Export Marketing Strategy.”

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

Tupungato Region. The Tupungato region is located 90 kilometers (56 miles) southwest of Mendoza and rises to approximately 1,100 meters (3,600 feet) above sea level. Elegant whites andearly ripening reds grow well here. Syrah and Pinot Noir are popular examples of grapes grown in this area.

La Consulta-San Carlos Region. San Carlos region is located 110 kilometers (68 miles) southwest of Mendoza. The altitude in this area ranges from 1,000 to 1,200 meters (from 3,280 to 3,937 feet) above sea level. The area is well suited for red grapes such as Malbec.

Rivadavia Region. The Rivadavia region is located 80 kilometers (49 miles) southeast of Mendoza and is part of the East Mendocinoregion. Its altitude is 660 meters (2,165 feet) above sea level in a zone of sandy soil with very good drainage characteristics. The average temperature is higher than in the First Zone and Uco Valley regions which, together with the availability of water from the Tunuyán River, allows for the optimal development of different varieties of grapes, the most important of which are the Malbec and Syrah varieties.

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

Wine Producing Regions –United States. The Company believes that the wine regions of California are capable of producing world-class wines and will complement the export products currently being made in Chile and Argentina.

Mendocino Region. With an estimated 25% of its total vineyards recognized as Certified Organic, Mendocino County holds the distinction of being the nation’s pacesetter for “green wine” production. Situated just north of Sonoma County and roughly 90 miles north of San Francisco, Mendocinomakes up a vital - if not always well-known - part of California’s expansive North Coast appellation. Thanks to its consistently cool climate,Mendocino is home to some of the country’s foremost sparkling wine producers. Pinot Noir is also a big player in Mendocino.

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

As of December 2013, the Company had approximately 11,842 arable hectares (approximately 29,262acres) on 44 owned and 7 leased vineyards in the Limarí, Aconcagua, Casablanca, San Antonio, Maipo, Cachapoal, Colchagua, Curicó and Maule Valleys of the Central Zone in Chile, on 8 vineyards in the Maipú, Tupungato, Rivadavia, San Carlos, Luján de Cuyo and San Martín regions, all located in Mendoza, Argentina, and on 16 vineyards in Mendocino and San Luis Obispo in California. As of December 2013, more than 90% of the arable land owned or leased by the Company was planted with wine-producing grapes in various stages of maturity. Approximately 67% of the Company’s planted hectares in Chile are planted primarily with five types of noble grapes: Cabernet Sauvignon, Merlot, Carmenere, Chardonnay and Sauvignon Blanc. In recent years, the Company has increased the planting of these five varieties of grapes in response to increasing consumer demand in the United States, Europe and Asia for premium and varietal wines. In Argentina, 45% of the Company’s vineyards are planted with the Malbec variety, in line with the demand for Argentine wines in the export markets, especially in the U.S. market.Approximately 66% of the Company’s planted hectares in United States are planted primarily with three types of noble grapes: Cabernet Sauvignon, Merlotand Chardonnay.The Company believes that with the plantings of these noble grape varieties in Chile, Argentina and United States, it should be able to respond to the shift in consumer demand for premium and varietal wines made from these varieties of grapes. There can be no assurance, however, that consumer demand for these wines will increase in absolute terms or that consumption of wines produced by the Company from these varieties of grapes, as opposed to those produced by its competitors, will increase. In addition, there can be no assurance that competitors of the Company, either singly or in the aggregate, will not be in a better position to take advantage of changing consumer demand patterns for premium and varietal wines, by reason of planted acreage or otherwise.

The Company’s remaining land under cultivation is planted mainly with Syrah, Pinot Noir, Malbec, Viognier, Pinot Blanc, Pinot Gris, Chenin Blanc, Riesling, Gewurztraminer and Sangiovese grapes.

The Company expects that the vines planted in 2010will be in full production in 2014.

The table below shows the Company’s currently-producing and newly-planted vineyards by valley as of December 2013.

			Total
	Currently	Plantings	Vineyards
	Producing	2010-2013	Planted	Fallow	Orchards (1)	Total Arable
Vineyards	(in hectares)

Chile
Limarí Valley	728	333	1,061	192	—	1,253
Casablanca Valley(2)	365	51	416	10	—	426
Aconcagua Valley	—	100	100	—	—	100
Leyda Valley	130	—	130	—	—	130
Maipo Valley	779	88	867	23	—	890
Cachapoal Valley - Rapel Valley	1,055	360	1,415	163	10	1,588
Colchagua Valley - Rapel Valley(3)	1,628	439	2,067	143	—	2,210
Curicó Valley	572	113	685	18	—	703
Maule Valley	1,941	403	2,345	521	—	2,866

Total Chile:	7,198	1,888	9,086	1,070	10	10,166

Argentina
Mendoza Valley	1,061	93	1,154	56	—	1,210

Total Argentina:	1,061	93	1,154	56	—	1,210

United States
Fetzer	429	35	464	—	3	467
Total United States:	429	35	464	—	3	467

Total General	8,688	2,015	10,703	1,126	13	11,842

(1)	These hectares include 41 hectares of fruit trees planted on the Company’s Peumo and Idahue vineyards in Chile and 3 hectares of fruit tree planted on Butler, McNab vineyards in the United States. This land can be returned to grape production.

(2)	The Company leases three vineyards in the Casablanca Valley (93.73, 125.79 and 27 arable hectares) with leases expiring in 2023, 2028 and 2036, respectively.

(3)	The Company has leased one vineyard with 72 arable hectares since 1993 from Sociedad Protectora de la Infancia (“Protectora”), an unaffiliated, non-profit institution. The lease of this vineyard expires in 2013; however, the lease is cancelable by Protectora with one year’s notice and payment of a penalty. In 2004 the Company leased an 80.6 hectare vineyard in production, from Viñedos Emiliana, this lease expires in 2013. In 2006, the Company leased another vineyard from Viñedos Emiliana with approximately 112 hectares in production; this lease expires in 2018.

(4)	Since 2008 Viña Cono Sur leased two vineyards in Colchagua valley comprising of 104.5 arable hectares.
21

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

Premium Reds. The Company’s premium red wines are primarily made from select Cabernet Sauvignon, Merlot, Carmenere, Syrah, Pinot Noir and Malbec grapes grown in vineyards in the Maipo, Rapel and Maule valleys. The wines are made in the Company’s Puente Alto, Cachapoal and Lourdes plants. As part of its capital expenditure program, the Company has installed the most advanced stainless steel fermentation tanks available that incorporate refrigeration and heating systems. Grapes are crushed, separated from their stems and the mustis fermented with the skins and pulp in stainless steel tanks at temperatures of 28°C to 30°C (82°F to 86°F), to obtain color and develop body. The resulting wine is left in contact with the skin for longer periods in the case of premium red wines than for red varietal or bi-varietal wines. Contact with the skin and solids (the maceration process) give the wine body, color and complexity. After separation and pressing of the solids to extract press wine, the wine is subjected to a malolactic fermentation process. The malolactic fermentation uses either introduced or normally present bacteria to transform the malic acid with a lower Ph to lactic acid of higher Ph, producing a smoother and more biologically stable wine with enhanced aroma and bouquet. The wines are then aged in French and American oak barrels for a period of eight to eighteen months, depending on wine type, brand and kind of barrel, in order to obtain additional body and complexity. Once bottled, the wine is aged further in the Company’s wine cellars at Pirque for two to twelve months, depending on the brand.

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

Popular Wine.The Company produced approximately 79% of its popular wine from grapes and bulk wine purchased from independent growers. These grapes are vinified at four locations using a process similar to that used for varietal wines. Popular wines are not aged; instead, they are bottled or packaged promptly.

Bulk Wine.Almost all the bulk wine sold by the Company is purchased from outside suppliers.

Sources of Grapes and Purchased Wine

Grapes are the main raw material in the wine making process. In 2013, approximately 65% of the grapes used in the production of premium, varietal and bi-varietal wines were purchased from third parties. In addition, the Company purchased grapes and bulk wine required to produce approximately 79% of its popular wines. Prevailing prices for grapes at harvest time reflect market conditions.

Company Vineyards. In 2013, approximately 35% of the Company’s production of premium, varietal and bi-varietal wines was from grapes grown on the Company’s owned and leased vineyards in Chile. The Company believes that production of its own grapes offers greater control over costs and quality and improves reliability of supply. To that end, the Company continues to expand its grape production, specially in the premium category, in order to support the volume growth and to be able to improve and control the quality of its wines. The Company’s policy is that, to the extent possible, only grapes grown in the Company’s own vineyards are to be used to produce the Company’s premium wines.

Outside Suppliers.In order to satisfy its need for grapes for the production of premium, varietal, bi-varietal and sparkling wine not otherwise met by its own vineyards, as well as its requirements for grapes and bulk wine for 79% of its popular wines, the Company buys grapes from approximately 828independent growers in Chile. The identity of such growers, as well as the amounts purchased from them, does not change significantly from year to year and most of these growers have been selling to the Company for many years. The main criteria used to select independent growers are geographic location, the variety of grapes grown and the grower’s farming methods. With the objective of assuring quality production, the Company offers its suppliers technical assistance based on rigorous criteria similar to that which is applied within its own wineries. The Company also purchases small quantities of grapes from entities in which several of its directors, executive officers or members of their families have an interest. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

In accordance with Chilean wine industry practice, most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year. This renewal is not compulsory and depends on the Company’s demand and seasonal market prices. In order to minimize the risk of crop loss, the agreements are entered into between January and April each year, after the grapes have begun to mature and the size of the crop can be more accurately estimated. Delivery schedules are agreed upon according to the degree of ripeness of each grape variety. The management of these outside vineyards is directed by the Company’s own technical personnel and the Company establishes standards regarding the use of pesticides, cultivation, harvest date, transportation system, sugar, acidity and Ph concentration. Selection of the grapes and approval of their quality is carried out by the Company’s technical department. The price of the grapes is proportional to the estimated alcohol content over 12% in the resulting wine. Payment for grapes obtained from independent growers is made mainly in ten interest-free installments throughout the year. In 2013, the Company had long-term contracts with up to approximately 34% of its growers.

Bulk Wine Purchases.The Company purchases wine in bulk from a number of outside suppliers for the wine used in the production of the Company’s popular wines. The Company’s technical department approves such wine purchases. Payments are traditionally made in ten interest-free monthly installments.

Vinification

The Company seeks to use the latest technology in all areas of vinification while maintaining the wine-making traditions of its founders. The Company has twelve wine-making plants in Chile which turn grapes into premium, varietal and bi-varietal wines. The locations of these plants and their production capacity in 2013 are shown below. Additionally, the Company leases plants, mostly to vinify generic grapes for the production of popular wines.

In Argentina, Trivento owns two plants for the vinification and aging of its wines. Additional capacity to meet its vinification needs is leased from third parties.

Fetzer in the U.S. owns two plants for the vinification and aging of its wines in Paso Robles and Hopland.

		Production 2013	Production 2012	Production 2011
Plant	Valley	(in millions of kilograms)
Owned - Chile
Nueva Aurora	Limarí	9.9	14.8	11.4
Puente Alto	Maipo	12.7	12.3	12.1
Lo Espejo	Maipo	3.6	0.0	4.8
Cachapoal	Cachapoal - Rapel	39.4	34.6	30.7
Chimbarongo	Colchagua - Rapel	71.7	62.8	50.4
Cono Sur	Colchagua - Rapel	25.3	20.0	15.3
Peralillo	Colchagua - Rapel	2.7	3.5	4.0
Las Mercedes	Colchagua - Rapel	11.5	8.9	8.2
Lontué	Curicó	27.6	27.8	25.7
Curicó	Curicó	17.3	15.9	11.4
Lourdes	Maule	26.2	28.3	25.7
San Javier	Maule	50.6	44.9	25.2
Total Owned - Chile		298.4	273.8	224.8

Owned - Argentina:
Trivento	Maipú - Mendoza	15.0	14.4	16.2
Tres Porteñas	San Martín - Mendoza	10.9	10.8	16.6
Total Owned - Argentina		25.9	25.2	32.8

Owned - United States: (1)
Paso Robles	Paso Robles	3.0	3.1	2.0
Hopland	Hopland	16.2	14.9	12.3
Total Owned - United States		19.2	18.0	14.3

(1) Fetzer was acquired on April 2011.

In addition, the Company’s facilities at Pirque have the capacity to produce 3.0 million bottles or 2.25 million liters of sparkling wine per year.

The Company uses a combination of epoxy-lined cement tanks, stainless steel tanks and French and American oak barrels to ferment, age and store its wine. As of December 2013, the Company’s total storage and fermentation capacity in Chile was approximately 412 million liters. Total owned capacity in Argentina was 32million liters. Trivento rents additional storage facilities, as needed, for its operation. In the United States total storage and fermentation capacity was approximately 45million liters.

The following table shows the Company’s approximate fermentation and storage capacity by type of container for the years indicated:

		December,
Type of Container	2013	2012	2011
Chile:	(in million liters)
Epoxy-lined cement tanks	261.8	216.2	216.3
Steel tanks	138.7	134.4	130.3
European and American oak barrels	11.4	10.0	9.9
Chilean wood casks	0.3	0.2	0.2
Total Chile	412.1	360.9	356.7

Argentina:
Epoxy-lined cement tanks	17.1	17.2	17.2
Steel tanks	13.5	12.5	13.2
European and American oak barrels	1.0	1.0	0.8
Total Argentina	31.7	30.7	31.2

United States: (1)
Steel tanks	38.4	38.4	41.2
European and American oak barrels	6.7	7.5	10.0
Total United States	45.1	45.9	51.3

(1) Fetzer was acquired on April 2011.

The Company uses American and French oak barrels for the production of all its premium wines, except Late Harvest. Although the use of oak barrels increases the Company’s winemaking costs, the Company is certain that it enhances the quality of its premium wines. Oak barrels are purchased in several sizes and are treated prior to delivery in accordance with the Company’s needs. Oak barrels are used for up to two years to produce the highest quality premium wines, such as Don Melchor and are then used for another five years to enhance other wines. As of December 2013, the Company had more than50,000 European and American oak barrels.

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

Bottling

After vinification and, in the case of premium wines, aging, wine is ready to be bottled. The Company has three bottling plants near the Santiago metropolitan area: Pirque, Lo Espejo and Vespucio plants and a plant in Lontué. The Pirque bottling plant, located 28 kilometers from Santiago, is the Company’s principal bottling plant and a large amount of the Company’s premium, varietal, bi-varietal and sparkling wines are bottled there. The plant has seven bottling lines (six of them automatic, and one manual) accommodating bottles of 1.5 liter, 1 liter, 750 milliliter, 375 milliliter and 187 milliliter capacities. In addition the plant has one bag-in-box line producing 2 and 3 liters capacity formats. The facility in Pirque is equipped with the most advanced bottling and labeling equipment available and has an installed capacity of 9.4 million liters per month when operating three eight hour shifts per day, six days a week.

In March 2007, the Company leased a bottling plant from Viña Canepa. This plant has five bottling lines with a capacity of 3.7 million liters per month when operating two eight hour shifts per day, six days a week. This plant is located in Lo Espejo, in Santiago.

During 2007 the Company added a new bottling plant and logistic center—the Vespucio plant. This bottling plant includes a modern bottling line imported from Italy with a nominal capacity of 12 thousand bottles per hour when bottling 750 milliliter bottles, and 8 thousand bottles per hour when bottling 1.5 liter bottles,. This bottling line is specially designed to handle large orders.

The Company’s bottling plant in Lontué, located 200 kilometers from Santiago, bottles wine in five liter glass jugs and in 0.5 liter, 1 liter, 1.5 liter and 2.0 liter Tetra Brik packages which are made of several layers of paper, aluminum and polyethylene. Similar packages are used worldwide for juice, milk, wine and other products. The Tetra Brik packaging line is completely automated. The Company has a license from Tetra Pak Chile to utilize the Tetra Brik technology and purchases pre-printed unassembled packages from Tetra Pak Chile. The Lontué plant hasthree Tetra Pak packaging machines with an installed capacity of 5.6 million liters per month based on three shifts operating eight hours a day, six days a week.

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

Storage.The Company has four warehouses for finished wine with the following capacities: Pirque - 320,000 cases; the Vespucio I logistic center - 346,000 cases; the Vespucio II logistic center - 742,000 cases and the Lo Espejo plant-251,000 cases.

Domestic Distribution. The Company has its own direct distribution capacity through its wholly-owned subsidiary, Comercial Peumo. Comercial Peumo has a network of 15 regional offices to service the entire Chilean national territory and 14 Distribution Centers. Its sales force is made up of 213salespeople, 31supervisors, 2 business managers, 2 regional sales managers and 4 sales managers by distribution channel. Comercial Peumo serves approximately 15,000 customers throughout Chile, making it the largest wine-oriented distribution company in Chile. The two largest single customers accounted for approximately 10.4% and 10.1% of the Company’s domestic sales in 2013.

A wholly-owned subsidiary, Transportes Viconto, transports bulk wine products between the Company’s cellars, production and bottling facilities and delivers wine products to container ships located in Chilean ports. Transportes Viconto relies on an eleventruck fleet, with a complement of trailers and tanks that had transported 140 million liters in 2013between the wine storage locations and the bottling plants.

Company Sales - Chilean Markets

Domestic Wine Sales. The Company’s domestic sales in liters, including sales of bulk wine, in2013, 2012and 2011were approximately 59.2 million liters,61.9 million liters and 66.8million liters, respectively, resulting in gross revenues of Ch$57,233million, Ch$61,673 million and Ch$62,896million, respectively.

The Company’s bulk wine sales fluctuate from year to year because the Company sells bulk wine in the domestic market to reduce excess inventories. In 2013, sales of bulk wine represented 0.2% of total wine sales in the domestic market.

The Company is the largest wine producer in Chile and according to AC Nielsen, in 2013, the Company had the second largest share of the domestic market with a 28.5% share in terms of volume and a 26.0% share in value. The Company competes in all segments of the branded Chilean market and seeks to keep prices competitive to make its products attractive to consumers. Its variety of brands allows it to target different market segments, from its upscale premium Don Melchor to its popular wine lines, while maintaining a competitive price/quality relationship across the range.

The following tables show the Company’s total domestic wine sales in constant Chilean pesos and liters for each of the calendar years indicated:

	Domestic Wine Sales
	2013		2012		2011
	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%
Bottled wine	57,144	99.8%	61,573	99.8%	61,998	98.6%
Bulk	89	0.2%	100	0.2%	897	1.4%
Total	57,233	100.0%	61,673	100.0%	62,896	100.0%

	2013		2012		2011
	Th. Liters	%	Th. Liters	%	Th. Liters	%

Bottled wine	59,160	100.0%	61,934	100.0%	65,119	97.5%
Bulk	19	0.0%	28	0.0%	1,681	2.5%
Total	59,179	100.0%	61,962	100.0%	66,801	100.0%

The Chilean wine market can be divided into segments based on the price of a 750 ml bottle. The Company targets the following market segments: popular wines with prices ranging from Ch$500–1000per liter; bi-varietal (blend) wines with prices ranging from Ch$1000–1,500; varietal wines with prices ranging from Ch$1,890–2,499; premium wines with prices ranging from Ch$3,690–5,000; super premium with prices between Ch$6,990–9,990; and ultra premium with prices over Ch$10,000.

Local Brands and Prices. The table below lists the Company’s major brands by segments of the Chilean wine market and approximate retail prices for each brand per 750 ml bottle as of December, 2013. Prices do not vary by type of wine within brand category.

Segment	Brand	Approximate Retail Price
		(As of December 2013
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

Local Competition. The Company competes with a number of other Chilean wineries. The Company’s competitors in the premium segment are large and medium-sized Chilean wineries, mainly Santa Rita, Viña San Pedro Tarapacá S.A. (“San Pedro”), Bodegas y Viñedos Santa Carolina S.A., Viña Undurraga S.A., Viña Errázuriz S.A. and Cousiño Macul S.A.. The Company also competes, to a much lesser extent, with small Chilean wineries whose production and sales of premium wines are aimed primarily at export markets. Sales in the popular wine segment are concentrated in wines packaged in Tetra Brik packages. For the Chilean industry in 2013, Tetra Brik sales represented approximately 46% of all Chilean sales by volume in the popular wine segment. The Company believes that non-Chilean wineries have negligible sales in Chile because they find it difficult to match the price-value relationship offered by Chilean wineries, especially in the popular wine segment.

Popular wines produced in Chile, including those of the Company, also compete with other beverages such as beer, pisco and soft drinks. For the two month period ended March, the ratio of popular wine price to beer price decreased from 1.22 in March 2012 to 1.07 in March 2013, mainly due to an decrease in wine prices. In the face of increased competition by other beverages and in order to continue gaining market share, the Company has maintained its marketing efforts in the popular wine segment. See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategies.”

The following table shows the relationship between popular wine and beer prices, in Chilean pesos, for the years indicated:

Relationship Between Popular Wine and Beer Prices (per liter)

For the two-month period ended March:	2013	2012	2011	2010	2009	2008	2007
Popular average wine price	1,172	1,286	1,289	1,050	1,045	965	944
Beer average price	1,091	1,057	867	822	800	743	677
Ratio of popular wine prices to beer prices	1.07	1.22	1.49	1.28	1.31	1.30	1.39

Source: Nielsen Retail Index and Company’s Internal Information. Measurement for the two-month period for supermarket and traditional retail (i.e. liquor and convenience stores) channels.

Domestic Marketing Strategy

The Company is seeking to increase its market share in all segments of the Chilean wine market, especially in the premium and varietal wine segment. The Company believes it is well positioned within this market due to its portfolio of brands, which it believes successfully competes with other wine producers in all segments of the domestic market. In 2013, we saw a little decreases in sales of the Company’s premium wines. We also increased prices for our popular wines, in line with the objective of improving the profitability of our line of products.

In terms of distribution, the strategy of the Company is to be present in all relevant channels for wine sales in Chile, with special focus in supermarkets and the retail channel. Accordingly, the retail sector of the Company has been strengthened both in commercial and marketing terms.

Regarding the portfolio of products, the Company is permanently developing new formats and updating the presentation of its products. Advertising methods and marketing strategies differ depending on whether the targeted segment is comprised of potential consumers of the Company’s premium, varietal, bi-varietal, or popular wines. During 2013, the greatest efforts in advertising were focused on strengthening theClos de Pirque, Casillero del Diablo, Gran Reserva and Marques de Casa Concha brands in the market through mass media campaigns, including television, radio and press.

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

Comercial Peumo sales of non-wine products in 2013 and 2012 totaled Ch$31,955 million and Ch$28,420 million respectively, with its new business area contributing 35.9% and 31.6%, respectively of sales of Comercial Peumo.

Company Sales - Export Markets

According to the Exporters’ Association, exports of bottled Chilean wine totaled US$ 1,520million and 467 million liters in 2013, representing an increase of 1.4% in value, in US dollar terms, and a decrease of 1.3% in volume terms, as compared to 2012.

Export Sales and Competition.The Company is the largest exporter of Chilean wines on both a volume and value basis, with market share in 2013of 20.8% and 26.3% (including bulk) respectively, according to the Exporters’ Association. The Company’s bottled wine market share by volume and US$ value was 33.9% and 30.5%, respectively.In 2013. The Company’s closest Chilean competitor in the bottled export segment, in terms of volume and US$ value, reported the equivalent of 13.0% and 11.0% in terms of volume and US$ value, respectively.

The following table sets forth the Company’s export market share among Chilean wine producers, as a percentage of both volume and US$ value for the years 2005 to 2013:

Export Market Share

	Total Wine		Bottled(1) Wine
	Volume	US$ Value	Volume	US$ Value
2005	22.6%	24.3%	32.2%	27.2%
2006	21.9%	25.4%	33.4%	28.3%
2007	22.2%	27.4%	34.9%	30.2%
2008	25.4%	28.3%	37.0%	31.4%
2009	23.8%	28.6%	38.4%	32.3%
2010	24.0%	27.8%	36.6%	31.5%
2011	24.3%	26.3%	33.7%	29.7%
2012	23.4%	26.7%	35.4%	31.3%
2013	20.8%	26.3%	33.9%	30.5%

Source:    Vinos de Chile, Exporter’s Association

(1) Bottled and bag-in-box.

Principal Export Markets. This section describes principal trends and markets for Company sales originated in Chile which include exports to third parties and sales of the Company’s distribution subsidiaries in the UK, Nordic countries,Brazil, Singapore and Mexico. Company sales in the export market are distributed among the premium, varietal, bi-varietal, sparkling and popular wine segments. The Company also sells bulk wine abroad.

The Company’s bottled export sales in volume in 2013, 2012 and 2011 totaled 180 million liters, 175million liters and 170million liters, respectively, resulting in revenues of Ch$305,373million, Ch$277,889million and Ch$264,865in 2013, 2012 and 2011, respectively.

As of December 31, 2013, the Company’s principal regional export markets were Europe, the United States, Asia, South America, Central America and Canada. Each market is unique and there are differences within markets due to variations in local regulations.

Wine Sales in Export Markets

	2013		2012		2011
	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%
Bottled wine	305,373	99.6%	277,889	99.8%	264,865	100.0%
Bulk	1,146	0.4%	562	0.2%	73	0.0%
Total	306,519	100.0%	278,451	100.0%	264,938	100.0%

	2013		2012		2011
	Th. Liters	%	Th. Liters	%	Th. Liters	%
Bottled wine	180,113	99.0%	175,437	99.5%	170,145	99.9%
Bulk	1,872	1.0%	912	0.5%	216	0.1%
Total	181,985	100.0%	176,349	100.0%	170,361	100.0%

	Percentage of Export Sales by
	Volume to Regional Export
	Markets
	(excluding bulk wine sales)
Market	2013	2012	2011
Europe	50.9%	51.6%	50.2%
United States	12.5%	13.5%	14.7%
Asia	9.0%	8.4%	9.3%
South America	9.4%	9.0%	9.8%
Central America, Mexico and the Caribbean	11.9%	10.8%	9.2%
Canada	3.8%	4.1%	4.2%
Africa/Other	2.4%	2.5%	2.6%
Total	100.0%	100.0%	100.0%

Sales in Export Markets by Volume to Regional Markets

	2013 Th. liters	2012 Th. liters	2011 Th. liters	Var % 2013-12	Var % 2012-11
Europe	91,728	90,551	85,409	1.3%	6.0%
United States	22,553	23,655	24,957	-4.7%	-5.2%
Asia	16,187	14,798	15,865	9.4%	-6.7%
South America	16,951	15,756	16,646	7.6%	-5.4%
Central America, Mexico and the Caribbean	21,456	18,975	15,681	13.1%	21.0%
Canada	6,846	7,263	7,224	-5.7%	0.5%
Africa/Other	4,392	4,439	4,363	-1.1%	1.8%
Total	180,113	175,437	170,145	2.7%	3.1%
32

Europe. In 2013, sales to Europe increased by 1.3% in volume terms to approximately 91.7million liters or 50.9% of Company sales volume in export markets. The Company’s European markets can be subdivided into three areas: Germany and non-wine-producing Western Europe, wine-producing Western Europe (except Germany) and Eastern Europe.

The Company believes that greater market opportunities exist in the United Kingdom, non-wine-producing countries of Western and Eastern Europe and Germany. For these countries, in 2013, the significant countries were: the United Kingdom, Sweden, Denmark, the Netherlands and Russia. Among these countries, the Nordic countries (Finland, Sweden, Norway and Iceland) operate under a state-controlled system where each state purchases wine and sells it in its own stores at the retail level. The Company anticipates that in the future, the monopoly system in these countries may be replaced by a private or semi-private sales structure, but believes that because its brands are well known in these areas, the Company’s sales will not be adversely affected as a result. There can be no assurance, however, that such a regulatory change would not have a materially adverse effect on the Company’s sales to such markets. During 2009, the Company started the operations of its own distribution subsidiaries in the Nordic countries of Sweden, Finland and Norway. These subsidiaries are responsible for the distribution of Concha y Toro, Viña Maipo, Trivento, Los Robles and Fetzer wines in these markets and have added some agency brands during the course of the past year introducing the distribution of Emiliana from Chile and Stellenbosch from South Africa. Total sales in these markets in 2013 reached 9.7 million liters, representing a 5.7% increase as compared to 2012 in terms of volume.

In the United Kingdom, the Company continues to broaden direct distribution to all market segments (i.e. multiples, specialists, cash and carry, wholesalers and independent vendors) and promote on-premise consumption (e.g., sales to restaurants), mainly through its Concha y Toro, Viña Maipo, Cono Sur, Isla Negra, Trivento, Palo Alto and Fetzer brands. Total sales in the the United Kingdom in 2013 reached 50.3 million liters, representing a 0.1% decrease as compared to 2012 in terms of volume.

The Company’s marketing strategy in Germany and the non-wine-producing countries of Western and Eastern Europe focuses on expanding the premium wine segment, particularly with the Casillero del Diablo brand and building brand recognition. Sales to Continental Europe increased 3.3% in volume. The Company sees great potential in this region, with the exception of important wine producing countries such as Georgia, Hungary, Bulgaria and Moldova.

In the major wine-producing countries of Western Europe (e.g., Italy, France, Spain and Portugal), where the Company faces greater competition, the Company’s marketing strategy is to shift from sales of small quantities of super-premium wines to higher volume sales of premium wines in the off trade (supermarkets and wholesale chains).

United States. Sales volume to the U.S. market accounted for approximately 22.6million liters in 2013and 12.5% of sales volume in export markets. Volumes decreased 4.7% in 2013. According to the Exporters’ Association in 2013the U.S. market represented 13.3% of total Chilean bottled exports, being the second market in volume, and the Company was the leading Chilean exporter to the United States, with a market share in volume of34.7% of total Chilean bottled wine exported to the US. Wine markets worldwide are divided into segments according to the price range of the wines and competitors differ from one segment to another. According to the wine classification method generally used in the U.S. market, the Company believes that the following wine categories are a representation of the wines sold by the Company in the United States: ultra premium, super premium, premium and popular premium. The Company believes that the Company’s wines would be classified within such categories as follows: ultra premium —Don Melchor, Amelia and Terrunyo; super premium—Marqués de Casa Concha and Gran Reserva Serie Riberas; premium—Trio, Casillero del Diablo, Palo Alto and Xplorador; and popular premium—the Company’s varietal wines and bi-varietals, including Sunrise, Frontera and Viña Maipo varietal wines, among others.

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

Central America, Mexico and the Caribbean. The Company’s 2013 sales volume to Central America, Mexico and the Caribbean totaled 16.2million liters or 9.0% of the Company’s exports. The primary markets for the Company’s products in this region are Mexico, Costa Rica, Panama and the Dominican Republic. The Company has marketed its wines for more than twenty years in most of the countries in this region and the Company believes it is the largest Chilean exporter of bottled wines in all of these countries. Sales in volume terms increased by9.4%.

VCT & DG Mexico, a joint venture between Concha y Toro and Digrans SA (“Digrans”), established at the end of 2011,started operationsin the second half of 2012 and took care of the distribution in Mexico. This joint venture is 51% owned by Concha y Toro and 49% owned by Digrans. In 2013 VCT & DG Mexico sold 5.0 million liters.

South America. In 2013, sales to South America increased by 7.6% in volume terms to approximately 17.0million liters or 9.4% of the Company’s total exports. Annual sales in Brazil increased 26.1% in terms of volume, as compared to 2012. The Company is currently the leading Chilean wine exporter to most of the South American countries, in most of these countries, the Company’s products are sold through exclusive local distributors, with the exception of Brazil where the Company opened a distribution subsidiary at the end of 2008, and in some countries, the Company’s secondary brands are sold by different distributors. Other significant countries in South America are Uruguay, Colombia and Peru.

Historically, export sales to South America have been limited by economic conditions. Chilean wines have traditionally enjoyed favorable customs treatment in South American countries compared with wine produced by nations outside of the region. This advantage may end as these countries lower their tariffs or follow the global trend toward open market economies.

Canada. In 2013, the Company’s sales to Canada decreased 5.7% to approximately 6.8million liters or 3.8% of the Company’s exports. Canada is the fourth largest national export market for the Company in volume and value terms.

The Canadian market is governed by provincial monopolies in nine of the ten provinces and the three territories. The monopolies (or liquor boards) buy and sell all imported (bottled) and locally produced liquors and wines. Each province is autonomous and each provincial liquor board has its own regulations and policies. Each liquor board is also responsible as guarantor of payments to its suppliers. Because the Canadian market is a controlled market, the buying system is highly concentrated and the marketing policies are strictly regulated. The Company believes that even if privatization of the provincial monopolies takes place, its sales will not be adversely affected because its brands are well-known in Canada. However, there can be no assurance that privatization would not have a material adverse effect on the Company’s sales to the Canadian market.On the first half of2012, the Company opened an office in Canada to serve the Canadian market.

Asia. The Asian market accounted for approximately 21.5million liters in 2013, equal to 11.9% by volume of the Company’s exports. In 2013, sales volume to Asia increased 13.1% and 13.4% in value consistent with our objective of increasing sales in terms of value at a faster pace than volume. Japan, China, Hong Kong and South Korea grew in 2013in terms of volume.In 2013, the continued work on brand building and promotional support was fundamental for our strategy of increasing the Company’s presence and value in the region. In 2010, the Company openedit’s own local regional distribution company based in Singaporewhich has been fundamental for the performance in Asia and in 2013 the company opened a comercial office in China, a market that the company considers with a great potential.

Other. The Company’s 2013sales to countries in Africa and elsewhere totaled 4.4 million liters or 2.4% of the Company’s exports by volume. The largest market in this category is Mozambique. The first quarter of 2012 the Company opened an office in South Africa to serve this market.

Bulk Wine Exports. In 2013, the Company sold 1,872thousand liters of bulk wine overseasrepresenting 1.0% of its exports by volume. Bulk wine sales is a spot business with no long-term commitments. Sales depend on price and availability of wine in Chile and other wine growing countries. The Company purchases almost all of the bulk wine it exports from outside suppliers. The Company expects bulk wine sales to diminish in significance as it continues to promote bottled wine sales. However, bulk wine sales may continue in countries depending on price, demand and availability for such wines.

Distribution in Export Markets. The Company’s products are distributed in approximately 145 countries by independent distributors, including four governmental liquor authorities. In most countries, the Company sells wine through a second and third distributor under the brand names of its subsidiaries Cono Sur, Maipo and Canepa. The Company sells mostly “F.O.B. Chilean port” to its distributors in export markets.

In 2013, the United Kingdom, the United States, Japan, Canada and Brazil were the Company’s five largest national export markets and accounted for 49% of the Company’s exports by volume and 41% by value. The Company believes that its success in export markets is based on developing good relationships with established distributors and the good price-to-quality ratio of its products. The Company has written agreements with most of its distributors.

Independent Distributors. The Company’s exclusive agent and importer in the United States was Banfi, which imported and re-sold the Company’s products to distributors who service all 50 states. Banfi was the Company’s largest single customer in 2010, purchasing approximately 2.8 million cases of wine which represented 15.3% and 13% of the Company’s Chilean export sales by volume and value, respectively. With the creation of Excelsior Wine Company LLC, in July 2011, a joint venture between Concha y Toro and Banfi, only 34.0% of the bottled volume (including Argentina and the US) is sold by independent distributors. Sales to the Company’s five largest distributors, excluding Banfi,represented 6.6% in 2012and 7.2% in 2013 of the total sales.

Government Liquor Authorities. In Canada and the Nordic countries, the Company’s wine is sold through government liquor authorities. In such countries, products may be offered as a general listing or a specialty listing. General listings are those that are purchased by liquor boards on a regular basis and require a minimum sales level per period (which varies depending on the Canadian province and from country to country in the Nordic countries). Sales to government liquor authorities represented 6.5% and 8.3% of the Company’s total sales (including Argentina and the US) by volume and value, respectively, in 2013. In all provinces in Canada, the Company operates with agents that work on a commission basis and are responsible for promotion and public relations. The exceptions are Alberta and British Columbia where the local liquor boards are buying from our agents or distributors.

Own Distribution Subsidiaries.In the United Kingdom, the Company’s wholly-owned subsidiary Concha y Toro UK distributes all brands of the Company and its subsidiaries, including Concha y Toro, Cono Sur and Isla Negra, Viña Maipo, Palo Alto and Trivento.

In 2008, Concha y Toro established distribution subsidiaries in Brazil, Sweden, Finland and Norway in order to strengthen its sales in those countries. These subsidiaries started their operations during the first quarter of 2009. The Nordic subsidiaries commercialize all of the Group brands including the Argentine portfolio with the exception of Cono Sur and Canepa. In Brazil, a third party distributor also sells some brands of the Company. In 2010, the company established a distribution subsidiary for the asian market, based in Singapore, which began trading in the last quarter of 2010. In the third quarter of 2011 Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. subscribed to an agreement with Banfi Vintners, former distributor of Concha y Toro’s product in United States, to create a new company between them, named Excelsior Wine Company, LLC, which sarted operations in August 2011.In 2011a new subsidiary located in Mexico, was created, VCT & DG Mexico SA de CV, as a joint venture between Concha y Toro and Digrans, the former distributor in Mexico which will began operationsin first half of 2012 and will take care of the distribution in Mexico.

In 2013 VCT Norway AS was incorporated in order to support the activities of distribution of the affiliate Concha y Toro Norway AS.

Comercial Offices

During 2012 the Company established two new subsidiaries/ commercial offices: one is based in Canada and the other is based in South Africa to serve the Africa and Middle East markets. In the begining of 2013, the Company opened a new office in Shangai to serve the Chinese market.This same year a new commercial office was opened in France to serve the European market in relation to the products of the affiliate company, Viña Cono Sur S.A. During the end of year 2013 and the beginning of 2014 the Company established a new commercial structure in Brazil to feed the local wine retail market.

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
36

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

Company Sales - Argentina

Argentine Business. In 1996, Concha y Toro began operations in Argentina with the establishment of Trivento winery, located in Mendoza. In recent years the subsidiary has experienced important growth and has become Argentina’s fourth largest export winery in terms of volume, with a5.0% of market share of all bottled wine exported from Argentina in 2013. The operating assets of Trivento primarily include a total of 1,210arable hectares of land, with 1,154 hectares planted, cellars with a capacity of 31.7 million liters and other wine-making equipment. In 2013, Trivento had revenues of Ch$26,161million and sales of 1.6million cases.

Trivento exports amounted to Ch$ 15,644million and shipments of 1.1million cases, representing a 5.8% decrease in value and a decrease of 9.2% in the volume exported. This situation is partly driven by the increases in the average price, as a consequence of the repositioning of the brand in higher price points. Trivento also exported 5.8 million liters of bulk wine, some of them were shipments to Company’s subsidiaries and bottled under Company’s brands.

Domestic sales were Ch$ 6,035million in 2013and Ch$ 6,851 million in 2012, with a volume of 494thousand cases in 2013and 590 thousand cases in 2012. This decrease is partly explained by the domestic economic conditions. Sales in the domestic Argentine market are concentrated in the popular bottled category and represent less than 1% of total Argentine domestic consumption.

	Trivento Winery - Sales by Volume
	Export	Domestic
	volume	volume
	(cases)	(cases)

2006	1,416,000	700,000
2007	1,528,000	864,000
2008	1,675,000	943,600
2009	1,636,000	924,000
2010	1,753,000	863,000
2011	1,306,000	679,000
2012	1,224,000	590,000
2013	1,111,000	494,000
37

Company Sales – United States

Fetzer. The operating assets of Fetzer primarily include a total of 466 hectares of land, with 463 hectares planted, cellars with a capacity of 45 million liters and other wine-making equipment. In 2013 Fetzer had revenues of Ch$56,597million and sales of 2.6 million cases and in 2012, had revenues of Ch$53,402million and sales of 2.5million cases.Fetzer also have sales for 2013, 139 thousand liters of bulk wine in the domestic market.

Affiliated Companies

Viña Almaviva. In 1997, the Company and Rothschild S.A. formed a joint venture company, Viña Almaviva, to produce a “Primer Orden” or first-growth wine in Chile. The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto, Maipo Valley in exchange for 50% of the capital stock of Viña Almaviva.

In 2013, Viña Almaviva’sordinary sales amountedof Ch$5,740 million, Ch$5,409 million in 2012 and Ch$4,293 million in 2011. Almaviva’s main markets are United Kingdom, United States, Hong Kong, Japan and China. In2013,2012 and 2011, the Company recognized participation in net income from Viña Almaviva of Ch$1,004 million, Ch$1,174 million and Ch$1,080million, respectively, in accordance with the equity method.

Industria Corchera. In November 2000, the Company acquired 49.6% of Industria Corchera. Currently the Company’s share in Industria is 49.96%. In 2013, Industria Corchera’s total sales amounted to Ch$11,067, in 2012Ch$10,725 million and in 2011Ch$11,446million. The Company in 2013, 2012 and 2011 recognized participation in net income from Industria of Ch$118million, Ch$340million and Ch$374million, respectively, in accordance with the equity method.

Southern Brewing Company Inc. (“Kross Beer”). In May 2011, the Company acquired 40% of the total shares of Kross Beer. The total price of the shares acquired amounted to Ch$1,400 million. In 2013, 2012 and 2011Southern Brewing Company had revenues of Ch$1,845million, Ch$1,612and Ch$1,157 respectively. The Company recognized participation in net income from Southern Brewing Company in accordance with the equity method, of Ch$36million, Ch$28 and Ch$31million in 2013, 2012 and 2011 respectively. During year 2013 the Company increased its participation in Southern Brewing Company to 49%.

Excelsior Wine Company. On July 13, 2011, Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. subscribed an agreement with Banfi Vintners, former distributor of Concha y Toro’s product in United States, to create a new company between them, called Excelsior Wine Company, LLC. to be registered in Delaware State, US. Excelsior Wine Company, LLC. will be managed by Banfi and VCT USA, Inc.Excelsior Wine Company, LLC. imports anddistributes in the United States the Chilean wines of Concha y Toro and the Argentine wines of Trivento. The Company has the ownership of 50% of the total shares ofExcelsior Wine Company, LLC. Also, it distributes the brands “Little Black Dress” and “Five Rivers” that belong to our subsidiary in California, Fetzer Vineyards. Sales of Excelsior totaled Ch$56,860million in 2013, Ch$ 58,447million in 2012 and Ch$ 24,524 million in 2011. The Company in 2011 recognized participation in net income from Excelsior in accordance with the equity method, of Ch$744 million in 2013, Ch$1,154 million in 2012and Ch$ 519 million 2011.

Sustainability

For Concha y Toro leadership and sustainability go hand in hand. To continue growing in global markets, the company considers essential to decrease the environmental footprint and create shared value for society and stakeholders. Therefore, Concha y Toro has incorporated sustainability into its corporate vision, defining it as an essential element, a value required to achieve global leadership, for this reason the winery developed during 2012 a sustainability strategy and defined six strategic pillars, which were selected based on an analysis of its most relevant topics and stakeholders.

Concha y Toro continues moving forward in the calculation of its carbon footprint, which is verified annually by an external auditor. The inventory of greenhouse gas emissions has been done since 2007, being the first initiative regarding this matter for both the Sustainable Development Area and the company. The calculation of the carbon footprint includes scopes 1, 2 and 3 and has been developed according to “The Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard”.

The organizational and operational scope of the measurement has grown systematically and has incorporated more emissions sources to improve and adjust the calculation to more accurate values. In 2007 and 2008 emissions were 59,000 tons of CO2 and 62,000 tons of CO2. In 2009, the activities of Viña Cono Sur and the subsidiary Trivento in Argentina were added, which brought the carbon footprint to 209,000 tons of CO2. In 2010, more sources were added, bringing the value to 392,000 tons of CO2. During 2011 are incorporated the other significant inputs for the measurement, the footprint was verified by E&Y and reached a total of 445,000 tonnes of CO2. The carbon footprint for 2012 reached 330,583 tonnes of CO2 and verified by E&Y. The decrease of 26% compared to 2011 is explained by the inclusion of adjusted emission factors from the specific supplies of the winery. These were generated by suppliers under the “Suppliers, Sustainability and Carbon Footprint” program started in 2011. The most significant reduction of the carbon footprint is in Scope 3. This is primarily due to the incorporation of the new emission factor glass. Until 2011, the value of 2.2 kgCO2e/kg glass was used; however last year the value used was reduced to 1 kgCO2/kg glass.

Concha y Toro is the first winery in the world to estimate the water footprint in partnership with Fundación Chile (FCH) and Water Footprint Network (WFN), an international organization whose mission is to promote the transition of production systems to a sustainable management in the use of water. Measuring the water footprint allows knowing the total volume of fresh water used by the company in its processes and develop better strategies to mitigate the impact to the environment, strengthening the management of this resource. The results of the last study (water footprint 2012) indicate that the winery uses 25% less water to produce a glass of wine (70 liters / glass) that the estimated average in the global industry (120 liters / glass). As innovation a calculation tool was developed and used specifically for the Vineyard for the last measurement, which considers local conditions we have in our vineyards.

Concha y Toro started a Native Forest Conservation Program, the main purpose of this program is protecting the natural sclerophyllous forest within the lands of the company. To December 2012, there were 3,272 hectares of forest registered as native forest with the National Forest Corporation. With the support of the Institute of Ecology and Biodiversity, the company performed biodiversity inventories to determine the flora and fauna, and in the future develop specific conservation plans adjusted to the reality and needs of each estate. To march 2014, 3,150 hectares had been inventoried, equivalent to 96% of the total area of native forest owned by the company, action taken to assess the flora, fauna and microfauna of these sectors and finally propose conservation alternatives.

Concha y Toro was successfully audited under the National Sustainability Code and obtained in 2013 the certification of the Vinos de Chile producers association. The certification system is voluntary and enables Viña Concha y Toro to show its commitment with environmental and social management.

The risks associated with not having a strategy are that the market begins to generate requests that the company is unable to address in the time required. The requirements on sustainability are growing, this is the reason why the company has faced the issue proactively.

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

Alcoholic Beverages Regulations.The Company is subject to regulation in the production and distribution of alcoholic beverages. Chilean law regulates which beverages come within the scope of regulation as “alcoholic beverages,” the type of alcohol which can be used in the manufacture of alcoholic beverages, the additional products that can be used in the production of certain alcoholic beverages and the packaging and labeling and procedures that must be followed to import alcoholic beverages. The manufacturing and bottling of alcoholic and non-alcoholic beverages is also subject to supervision by the Chilean Agricultural and Livestock Service, which inspects plants on a regular basis.

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

In 1994, the Chilean Congress enacted the Law No. 19300, which was then amended by Law No. 20417 published in January 2010 (the “Environmental Framework Law”). The Environmental Framework Law sets forth that any new project or activity or modification to an existing project or activity that may have an impact on the environment requires a favorable environmental impact assessment. The Environmental Framework establishes the basic framework and regulates all major activities that may likely have an environmental impact. It also contemplates an Environmental Impact Assessment System (EIA System).

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

The Company believes it is in compliance in all material respects with all presently applicable U.S. federal and state regulations. The Company is not aware of any mathers for wich it is not incompliance.

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

C. Organizational Structure

The following table lists the significant subsidiaries and affiliates of the Company, the percentage of direct and indirect ownership by the Company and the respective country of incorporation:

Subsidiary	Direct and Indirect Ownership	Country of Incorporation
Inversiones Concha y Toro SpA	100%	Chile
VCT Internacional SpA	100%	Chile
Comercial Peumo Ltda	100%	Chile
Viña Cono Sur S.A	100%	Chile
Viña Cono Orgánico Sur S.A	100%	Chile
Sociedad Exportadora y Comercial Viña Maipo SpA	100%	Chile
Sociedad Exportadora y Comercial Viña Canepa S.A	100%	Chile
Viña Maycas del Limarí Ltda	100%	Chile
Transportes Viconto Ltda	100%	Chile
Bodegas y Viñedos Quinta de Maipo SpA	100%	Chile
Concha y Toro UK Limited	100%	United Kingdom
Cono Sur Europe Limited	100%	United Kingdom
Trivento Bodegas y Viñedos S.A	100%	Argentina
Finca Lunlunta S.A	100%	Argentina
Finca Austral S.A	100%	Argentina
VCT Brasil Importación y Exportación Limitada	100%	Brazil
VCT Wine Retail Participacoes Ltda	100%	Brazil
Alpha Cave Comércio de Vinhos S/A	35%	Brazil
Concha y Toro Sweden AB	100%	Sweden
Concha y Toro Finland OY	100%	Finland
Concha y Toro Norway AS	100%	Norway
VCT Norway AS	100%	Norway
Viñedos Los Robles SPA	100%	Chile
Viña Almaviva S.A	50%	Chile
Industria Corchera S.A	49.96%	Chile
Concha y Toro Shanghai (Representative Agency)	100%	China
VCT Group of Wineries Asia Pte. Ltd.	100%	Singapore
Fetzer Vineyards	100%	United States
VCT USA, Inc.	100%	United States
Excelsior Wine Company LLC	50%	United States
VCT Africa & Middle East Proprietary Limited	100%	South Africa
VCT México S.R.L. de C.V	100%	Mexico
VCT & DG México S.A. de C.V	51%	Mexico
Concha y Toro Canada. Ltd.	100%	Canada
Southern Brewing Company S.A	49%	Chile
Gan Lu Wine Trading (Shanghai) Co.,Ltd	100%	China
Cono Sur France S.A.R.L	100%	France
41

D. Property, Plant and Equipment

The Company’s headquarters are located at Nueva Tajamar 481, Las Condes, Santiago. The Company owns 16,987hectares of land throughout Chile and owns 1,210hectares of land in Argentina and 466 in the United States. Of these, approximately 11,840hectares are suitable for planting vineyards and as of December 2013, 10,702hectares of which were planted with vineyards. A majority of the remaining hectares are comprised of roads, hills and riverbanks. The remainder is used for vinification and bottling plants, cellars and other buildings. None of the Company’s properties that are material to its business are mortgaged or otherwise encumbered.

As described in the section Item 4 — “Information on the Company — Business Overview — Vineyards.”, the Company leases 807 hectares, comprising three leases in the Maipo Valley, three leases in the Casablanca Valley and two leases in Colchagua Valley for its Cono Sur winery. All of these are long term leases expiring between 2013 and 2036.

As for equipment, the Company’s main assets include harvesting machinery, grape crushers, concrete and stainless steel tanks and barrels. As of December 31, 2013, Concha y Toro’s aggregated winemaking and cellar capacity in Chile was approximately 412.1 million liters including 450 thousand barrels. In the Mendoza region, Viña Trivento owns two vinification and cellar facilities and a bottling plant with a total capacity of 31.7 million liters and in the United States Fetzer owns two facilities with a total capacity of 45.1million liters.

Comercial Peumo leases warehouses in Iquique, Antofagasta, Los Angeles and Puerto Montt for distribution. The Company leases plants for vinification of popular wine from purchased grapes. The Company believes it would be able to obtain replacement properties at acceptable costs for its leased vineyards, warehouses and vinification plants should its leases not be renewed. See Item 4 — “Information on the Company — Business Overview — Vineyards.”

Although the Company believes that it is in compliance with all applicable environmental regulations, it is still in the process of improving the water treatment systems in all of its manufacturing plants. The Company has water treatment plants or systems, owned or contracted to third parties, in all of its plants. During 2013and 2012, the Company invested in water treatment plants resources amounting to Ch$926million and Ch$913million, respectively. Total investment in assets oriented towards the improvement of the environment totaled Ch$2,239million and Ch$2,137million in 2013and 2012, respectively.

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

Overview

Concha y Toro is principally a vertically-integrated wine producer. The Company is the largest producer of wine in Chile and also owns a winery in Argentina, Viña Trivento and a winery in the United States, Fetzer. The Company is Chile’s leading bottled wine exporter, top-selling winery in the domestic market, number four bottled wine exporter by volume from Argentina and number nine in volumes sales in United States.

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

Consolidated sales in 2013 were Ch$475,622 million, representing a 6.1% increase over 2012. A positive performance in the external markets contributed to this result.

Company sales outside of Chile represented 79.8% of the sales revenues and were denominated in foreign currency, mainly in United States dollars, Sterling Pounds, Euros, Canadian dollars, Argentine pesos, Brazilian reais, Mexican peso and Swedish and Norwegian crowns. In general, the exposure to foreign currencies could affect the results of the Company. To mitigate the impact of this scenario as much as possible, the Company is applying a multi-currency strategy, in line with its diversification in sales and takes forward positions as part of its hedging strategy.

In 2013, Concha y Toro had a Gain attributable to shareholders of the controller of Ch$33,174 million, representing a 10.5% increase from 2012.

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

b) Current and Deferred Income Taxes:

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

c) Inventories:

Finished products, products in-process and supplies, are initially valued at cost, subsequent to the initial recognition, these are valued at the lower of net realizable value and cost recorded initially. Inventories of wine in bulk are valued at weighted average price, determined through the absorption costing method, which implies adding to acquisition direct costs and/or grapes production costs, indirect costs incurred in the agricultural process, and direct and indirect costs in the wine production process.

Agricultural products (grapes) used as raw materials are valued at fair value less costs to sell at the point of harvest.

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

93.1% of the global derivative instruments portfolio is comprised by contracts that qualify as hedging instruments. For accounting purposes these were subscribed by the Group Concha y Toro, within its financial risk management policy framework to mitigate the risks associated with exchange rate and interest rate fluctuations through currency forward contracts and interest rate swaps.

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

- Research and development

Development expenses are recognized as an intangible asset to the extent that it can ensure technical feasibility and to demonstrate that it will generate probable future economic benefits.

Research expenses are recognized as expenses when incurred. The amount under this heading at 31 December 2013 is ThCh$116,690, while at December 31, 2012 there were no significant material outlays for these items.

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

	Year Ended December 31,			% Change	% Change
	2013	2012	2011	2013/2012	2012/2011
Income from ordinary activities	100.0%	100.0%	100.0%	6.1%	6.0%
Cost of sales	(65.5)	(67.6)	(66.3)	-3.1%	2.0%
Gross profit	34.5	32.4	33.7	6.5%	-3.9%
Selling and administrative expenses(1)	(26.8)	(24.4)	(24.0)	9.8%	1.7%
Operating income(2)	8.5	8.5	14.5	0.0%	-41.4%
Non-operating income(3)	0.5	0.8	0.6	-37.5%	33.3%
Non-operating expenses(4)	(2.3)	(2.2)	(1.7)	4.5%	29.4%
Foreign currency exchange gain (losses) and Income (expenses) by adjustment units, net	2.7	2.1	1.7	28.6%	23.5%
Income tax expense	(1.8)	(2.3)	(3.1)	-21.7%	-25.8%
Gain (loss) attributable to equity holders of the controller	7.0	6.7	11.9	4.5%	-43.7%

(1) Includes Distribution cost and Administrative expenses

(2) Includes Gross Profit, Distribution cost and Administrative expenses and Other Income by Function.

(3) Includes Financial Income and Equity in income of associates and joint ventures accounted for using the equity metod net of tax.

(4) Includes Other expenses by function and Financial expense.

Revenue Breakdown

(in million Ch$)

	Year Ended December 31,			% Change	% Change
	2013	2012	2011	2013/2012	2012/2011

Domestic market – wine	57,233	61,673	62,896	-7.2%	-1.9%
Domestic market – other products	31,955	28,420	24,795	12.4%	14.6%
Export markets	306,519	278,451	264,938	10.1%	5.1%
Argentina domestic	6,684	7,491	7,817	-10.8%	-4.2%
Argentina exports	13,672	14,178	14,506	-3.6%	-2.3%
U.S.A. (Fetzer)	51,066	49,389	39,764	3.4%	24.2%
Other	8,492	8,647	8,019	-1.8%	7.8%
Total revenues	475,622	448,250	422,735	6.1%	6.0%
48

	Sales of Bottled Wine Breakdown
	Sales (in million Ch)			% Change
	2013	2012	2011	2013/2012	2012/2011

Domestic market – wine	57,144	61,573	61,998	-7.2%	-0.7%
Export markets	305,373	277,889	264,865	9.9%	4.9%
Argentina domestic	6,035	6,851	7,462	-11.9%	-8.2%
Argentina exports	13,672	14,178	14,506	-3.6%	-2.3%
U.S.A. (Fetzer)	50,921	49,324	39,500	3.2%	24.9%

	Sales (in thousand liters)			% Change
	2013	2012	2011	2013/2012	2012/2011

Domestic market – wine	59,160	61,934	65,119	-4.5%	-4.9%
Export markets	180,113	175,437	170,145	2.7%	3.1%
Argentina domestic	4,449	5,311	6,107	-16.2%	-13.0%
Argentina exports	8,712	9,500	10,274	-8.3%	-7.5%
U.S.A. (Fetzer)	19,958	19,582	15,278	1.9%	28.2%
49

Year ended December 31, 2013 compared to year ended December 31, 2012
(Figures expressed in Chilean pesos (Ch$))

Revenues.Total revenues increased 6.1% to Ch$ 475,622 million from Ch$448,250 million in 2012. Growth was led by an increase in prices in export markets and a good performance in Chile for other products.

Domestic Market Wine.Total domestic wine sales (including bulk) decreased by7.2% to Ch$57,233 million in 2013from Ch$61,673million in 2012. Bottled domestic wine sales decreased 7.2% to Ch$57,144million in 2013from Ch$61,573million in 2012. This result reflects a 4.5% decrease in volumes and a 2.8% loweraverage price. Sales of bulk wine during the period totaled Ch$89million.

Non premium wine sales decreased by4.1%, partially due to the increase in average prices of 1.9%. We highlight the 12.9% growth in the premium (and above) category in value. Premium wines represented 22.9% of the bottled domestic sales in 2012 and 20.2% in 2011.This result therefore reflects the achievements of a focus on this segment which has sought to protect the value of our brands and focus ourselves strongly on wholesalers, liquor stores and trade channels (such as restaurants, caterers, hotels, bars and pubs).

According to AC Nielsen, domestic volumes are maintained stable during the year. In this scenario, Concha y Toro decreased its market share marginally by 1.1 percentage points in 2013, reaching a market share of 28.5% in volume terms.

Domestic Market–other products. Domestic sales of other products comprise the sales of liquors, energetic drinks, mineral water and premium beer carried out by the domestic distribution subsidiary Comercial Peumo, which totaled Ch$31,955million in 2013. This represents a 12.4% increase, explained by the increase in volume and distribution of liquors and imported and domestic premium beer, also in 2013 Comercial Peumo begun the distribution of Monster energy drink, following the addition of the Diageo liquor portfolio since May 2009.

Export Revenues. Total export sales (including sales of bulk) from Chile and sales distribution subsidiaries,totaled Ch$306,519million, representing an increase of 10.1%.

Export sales of bottled wine increased 9.9% totaling Ch$305,373million as compared to Ch$277,889million in 2012. This increase was driven by a 2.7% increase in volumes sold and a 7.0% increase in average export prices in Chilean pesos. In US dollars, bottled export sales from Chile and sales distribution subsidiaries,increased 6.7% totaling US$ 650 million.

Despite the difficult economic environment that affected consumption in 2013, we faced increases in volumes in some markets such as Asia and Europe in general. Bottled sales in Asiaincreased12.8% by volume and sales volumes to Europe increased 3.3.

In the US, sales decreased by 4.7%, in the UK decreased 0.9% and in Canada decreased 5.7%.

Central America/Caribbean and South America sales increased by9.3% and 7.6%, respectively.

Argentine Operations.Revenues from our Argentine business (it considers only wine sales and excluding shipments to distribution subsidiaries) decreased 6.1% to Ch$20,356million following a 1.4% decrease in exports and a decrease of 15.3% in domestic sales. This situation is partly driven by the increases in the average price, as a consequence of the repositioning of the brand in higher price points. For the whole year 2013, Trivento’s exports of bottled wine (excluding shipments to distribution subsidiaries) totaled 968,046cases with a 8.3% volume decrease over 2012. Exports in US dollar terms decreased 5.5% to US$27.6million.

Domestic bottled wine sales in the Argentine market totaled US$12.2million and 494,356cases, decreasing 13.9% in value (US dollars) and 16.2% in volume.

U.S.A. (Fetzer). In 2013Fetzer wine sales totaled Ch$51,066(US$103 million) considering 2,217,540cases (excluding shipments to distribution subsidiaries) In the year wine sales of Fetzer represented 11.0% of the total sales, and 7.2% of the total bottled volume of wines sold.

Other Sales. Other revenues comprise fees for bottling services, sales of fruit and other revenues decreased 1.8% to Ch$8,492million.

Cost of Sales. For the period, the total cost of sales rose 2.8% to Ch$311,387million (US$ 625.6million) from Ch$ 302,963million (US$ 623.9million) in 2012. Cost of sales as a percentage of total sales decreased to 65.5% from 67.6% mainly as a result of a lowergrape cost and the effect of the Chilean peso depreciation against some export currencies.

Gross Profit. Gross profit increased 11.3% to Ch$164,235million in 2013. As a percentage of sales, the gross margin moved to 34.5% from 32.8% in 2012. This change was the result of higher grape costs and the appreciation of the Chilean peso against all major export currencies.

Selling, General and Administrative Expenses (SG&A). Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 14.4% to Ch$127,610 million. As a percentage of revenues, SG&A increased to 26.8% from 24.8% in 2012.

Operating Income. Operating Income (includes Gross Profit, Distribution cost and Administrative expenses and Other Income and expenses by function) increased 0.1% to Ch$36,213million compared to the Ch$36,164million in 2012. As a percentage of sales, the operating margin decreased from 8.1% to 7.6%.

Non-Operating Income. Non-operating income (includes Financial Income and Equity in income of associates and joint ventures accounted for using the equity metod net of tax) decreased to Ch$2,991 million from Ch$3,806 million in 2012.

Financial Expenses.Financial expenses increased 10.4% to Ch$9,710million from Ch$8,792million in 2012. For more details on interest expenses, see Note 31 of the Consolidated Financial Statements.

Foreign currency exchange gain (losses) and Income (expenses) by adjustment units. Foreign currency exchange gain (losses) and Income (expenses) by adjustment units produced a gain of Ch$12,877million in 2013compared to a gain of Ch$9,591 million in 2012. For detail on foreign exchange differences, see Note 31 of the Consolidated Financial Statements.

Income attributable to non-controlling interest. Income attributable to non-controlling interest totaled Ch$435million.

Gain (loss) attributable to equity holders of the controller. Gain (loss) attributable to equity holders of the controllerfor the period increased 10.5% to Ch$ 33,174million from Ch$30,022 million.

Year ended December 31, 2012 compared to year ended December 31, 2011
(Figures expressed in Chilean pesos (Ch$))

Revenues.Total revenues increased 6.6% to Ch$ 450,544 million from Ch$422,735 million in 2011. Growth was led by the incorporation of Fetzer, an increase in prices in export markets and a good performance in Chile for other products.

Domestic Market Wine.Total domestic wine sales (including bulk) decreased by 1.9% to Ch$61,673 million in 2012 from Ch$62,896 million in 2011. Bottled domestic wine sales decreased 0.7% to Ch$61,573 million in 2012 from Ch$61,998 million in 2011. This result reflects a 4.9% decrease in volumes and a 4.4% higher average price. Sales of bulk wine during the period totaled 28 thousand liters, which is equivalent to Ch$100 million.

Non premium wine sales decreased by 4.1%, partially due to the increase in average prices of 1.9%. We highlight the 12.9% growth in the premium (and above) category in value. Premium wines represented 22.9% of the bottled domestic sales in 2012 and 20.2% in 2011.This result therefore reflects the achievements of a focus on this segment which has sought to protect the value of our brands and focus ourselves strongly on wholesalers, liquor stores and trade channels (such as restaurants, caterers, hotels, bars and pubs).

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

Argentine Operations.Revenues from our Argentine business (it considers only wine sales) decreased 2.9% to Ch$21,669 million following a 2.3% decrease in exports and a decrease of 4.2% in domestic sales. This situation is partly driven by the increases in the average price, as a consequence of the repositioning of the brand in higher price points. For the whole year 2012, Trivento’s exports of bottled wine (excluding shipments to distribution subsidiaries) totaled 1,055,575 cases with a 7.5% volume decrease over 2011. Exports in US dollar terms decreased 2.9% to US$29.2 million.

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

Gain (loss) attributable to equity holders of the controller. Gain (loss) attributable to equity holders of the controller for the period decreased 40.5% to Ch$ 30,022 million (US$62.5 million) from Ch$50,482 million (US$ 105.2 million).

Impact of Foreign Currency Fluctuations

Over 78% of the Company’s revenues are related to foreign sales that are denominated in U.S. dollars, Euros, Pounds Sterling, Canadian dollars, Argentine pesos, Brazilian reais and Swedish and Norwegian crowns. At the same time, approximately 48% of the Company’s expenses are also denominated in foreign currency (the Company purchases part of the bottles, corks and Tetra Brik containers in prices mainly set in U.S. dollars), creating a natural currency hedge. The Company enters into forward foreign exchange agreements to minimize its exposure to the risks of changes in foreign exchange rates. See Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

To the extent that U.S. dollar-denominated revenues exceed U.S. dollar-denominated operating costs, the Company’s results of operations will be impacted by the difference between the changes in exchange rates and the Chilean rate of inflation.

The rates of nominal depreciation of the Chilean peso against the U.S. dollar in 2012 and 2013 were 0.7% and 1.7% respectively, using average exchange rates.

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

B. Liquidity and Capital Resources

Liquidity

In 2013, the Company’s main source of liquidity was cash generated by its operating activities, which amounted to Ch$26,982 million. This was used to decrease the financial debt by Ch$ 47,023 million, and to finance our investments during the year. In 2012, the Company’s main source of liquidity was by financing activities which amounted to Ch$48,648 million. In the Company’s opinion, its working capital of Ch$237,158 million as of December 31, 2013 is sufficient for the Company’s present obligations.

On December 31, 2013, the Company had Ch$12,851 million of cash and other cash equivalents and approximately USD$318,826million available under undrawn bank lines of credit.

Prior to the effect of inflation on cash and cash equivalents, the Company generated negative cash flow for the year 2013 of Ch$47,170,for the years2012 and 2011 the Company genereated positive cash of Ch$38,898 million andCh$4,128 million, respectively. The effect of inflation in 2013 was an increased cash and cash equivalents by Ch$1,145 million, in 2012 and 2011, the effect was a decreased of Ch$877 million, Ch$30 million respectively.

Net cash flows from operating activities were Ch$26,982 million in 2013, Ch$18,804 million in 2012 and Ch$14,355 million in 2011. Net cash flow provided by financing activities was negative in 2013 by Ch$ 47,023 million, in 2012 and 2011was positive by Ch$48,648 million and Ch$126,460 million, respectively. Net cash flow used in investing activities wereCh$27,254 million in 2013, Ch$28,554 million in 2012 and Ch$136,687million in 2011.

The Company’s total assets decreased 0.7% from Ch$856,113million at December 31, 2012 to Ch$850,154 million at December 31, 2013.

Current liabilities decreased 12.4%, to Ch$197,161 million at December 31, 2013 from Ch$225,080 million at December 31, 2012. Short term debt decreased to Ch$68,470 million in December 2013 from Ch$103,139 million in December 2012.

Long-term liabilities, corresponding to debt to financial institutions and a two bonds, increased to Ch$185,109 million at December 31, 2013, from Ch$169,586 million at December 31, 2012. One of the significant long term liability of the Company is a 21-year bond that was placed on April 26, 2005, for UF 2 million (Ch$34,557 million as of December 31, 2013) on the local market at an interest rate of 3.9% per annum. The amortization of this bond is done on semi-annual installments that began October 2009 and interest payments are done on a semi-annual basis starting from April 2005. In 2012 the Company issued another bond to address the maturities of short-term debt during the year 2013, this bond is a 6-year bond that was placed on November 14, 2012, for UF 1.5 million (Ch$35,149 million as of December 31, 2013) on the local market at an interest rate of 3.5% per annum. The amortization of this bond is done on semi-annual installments that will begin on May 2016 and interest payments are done on a semi-annual basis starting from May 2013. Covenants associated with the issuance of bonds payable are detailed in Note 34 to the Financial Statements — Contingencies and Restrictions. Bond covenants require the Company to maintain certain financial ratios. Among them, the Company is required to (1) maintain an indebtedness ratio (the ratio of current and long-term liabilities to shareholders’ equity plus minority interest) no greater than 1.4 times; (2) maintain, at all times, during the life of the present bond issuance, minimum equity of five million UF; and (3) maintain at all times an interest coverage ratio (the ratio of operating income plus depreciation plus operating amortization to interest expenses) of a minimum of 2.5 times. As of December 31, 2013, the Company complies with all covenants required and has a consolidated indebtedness ratio of 0.98 times, equity of Ch$430,095 million or 18.5 million UF and the interest coverage ratio is 5.7 times.

As of December 31, 2013, the Company’s total interest-bearing financial debt amounted to Ch$238,439 million of which, Ch$64,617 million was short term debt and Ch$173,822 million was long term debt with maturities to 2018 for its bank debt and 2026 for the bond debt. Around 69% of financial debt has a fixed-rate and is denominated in Pesos, U.S. dollars, Euros, Brazilian Reais, Pounds Sterling and Argentine Pesos.

For further detail on interest bearing debt and financial instruments used for hedging as of December 31, 2013, see Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

Capital Expenditures

Total capital expenditures which include additions to Property, Plant and Equipment and other permanent investments were Ch$ 28,861 million in 2013, Ch$ 28,309 million in 2012 and Ch$139,113 million in 2011. The higher capital expenditure in 2011 is related to the Fetzer acquisition, this amount was approximately Ch$112,157 million. Capital expenditures in 2013 in the agriculture area comprise the acquisition of new properties and the development and planting of vineyards in estates purchased in previous years. Investments in the oenology included the expansion of vinification and cellar capacity, acquisition of barrels and the acquisition of new cellars. In Argentina, new investment was oriented to vineyard development and cellar facilities. The estimated capital expenditure budget for 2014 would be around Ch$28,400 million (approximately US$53 million), which includes the development of the new land acquired in the previous years, increases of storage and fermentation facilities, expansion of the bottling plants and the acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines, however, this figure is preliminary and still needs to be approved by the board of directors. The following table sets forth the Company’s capital expenditures for the different areas for the years 2013, 2012 and 2011.

	Capital Expenditures(1)
	(in million Chilean pesos (Ch$))
Area:	2013	2012	2011
Agriculture(2)	9,357	11,992	12,872
Oenology, technical and bottling facilities	13,546	11,009	8,488
Viña Trivento (Argentina)	1,467	1,790	2,334
Fetzer (United States)	1,807	2,471	797
Administration and other subsidiaries	1,863	1,048	1,065
Fetzer Vineyards acquisition	—	—	112,157
Southern Brewing Company acquisition	820	—	1,400

Total	28,861	28,309	139,112

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

C. Research and Development, Patents and Licenses, etc.

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

Since 2011 the company is developing with the Universidad Andrés Bello the “abatement curve”, important indicator to evaluate the efficiency of the projects in terms of CO2 emissions. Through these institutions, the Company has channeled resources for research in agriculture and winemaking (oenology) areas and obtained relevant information to advance in its Sustainable Development Strategy.

Through the Institute of Ecology and Biodiversity (IEB), Concha y Toro is conducting an inventory of flora and fauna in the 3,272 hectares of native forest certified by CONAF as part of the Sustainable Forest Conservation and Wilderness Areas.

In 2012 a collaboration project began with the Center for Global Change at the Catholic University to carry out a pioneering project on estimating the accumulated carbon in forests and vineyards of the company. The quantification delivered in 2013, provided us with an estimate of the environmental benefits resulting of the CO2 absorption by this natural sink.

Internationally, the company developed a pilot project to assess its water footprint in conjunction with the Dutch organization “Water Footprint Network” and Fundación Chile. This methodology will allow other wineries in the world to be able to measure their water footprint with this model, and the methodology for the company to do its own internal measurements.

In 2013 Concha y Toro began construction of the Centre for Research and Innovation (CII), major project that comes to formalize the research and investigation areas of the company and take them to the highest standard. One of the pillars of CII wine will be investigating wine industry issues, and the results will be available for both the industry and society in general.

D. Trend Information

The most significant trend affecting the Chilean wine industry and the Company’s results most recently has been the global economic downturn which has impacted wine consumption in general and especially in Europe, which is why the industry is focusing on emerging markets such as Asia, Latin America and Africa.The wine market showed adjustments in consumption during the last years, decreasing in some markets and increasing in others, with interesting commercial opportunities in new consumer areas such as Asia, Latin America and United States. The width and depth of the Concha y Toro portfolio allows to respond quickly and address market demands, and its clear branding strategy have allowed the Company to improve its sales generally.

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

In the Chilean domestic market, the Company has faced a challenging market situation of increasing competition with sluggish consumption in the popular (Tetra Brik) wines segment in favor of its main substitute, beer. Actually, according to AC Nielsen wine consumption in Chile decreased by 4.7% in 2012 and decreased by 3.3% in 2013. In this context, the Company’s efforts in this market were oriented to improving profitability. In this line, the company has focused on the premium segment, which as shown an interesting growth opportunity. The Company will continue to evaluate its domestic strategy in relation to its lower-priced wines.

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

F. Tabular Disclosure of Contractual Obligations

The table below is a summary of the Company’s contractual obligations as of December 31, 2013:

	Payments due by period

		Less than	1 - 3	3 - 5	More than
	Total	1 Year	Years	Years	5 Years
	(in millions of Ch$)
Contractual Obligations
Long-term debt obligations(1)	222,373	48,551	89,266	63,989	20,567
Capital lease obligations(2)	5,106	771	1,481	1,310	1,544
Interests payable to banks and bonds obligations(3)	14,224	3,573	4,606	2,865	3,180
Purchase obligations(4)	21,193	12,303	7,391	1,384	115
Total	262,896	65,198	102,744	69,548	25,406

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

At the annual general shareholder’s meeting held on April 25, 2011, the entire Board of Director was subject to election. The directors elected for a new three year term were Alfonso Larraín Santa María, Rafael Guilisasti Gana, Mariano Fontecilla de Santiago Concha, Francisco Marín Estévez, Pablo Guilisasti Gana, Sergio de la Cuadra Fabres and Jorge Desormeaux Jiménez.

The following table lists each director of the Company, his current position, his age as of March 31, years with the Company and year of appointment to the Board of Directors:

			Years with	Current
		Age at March 31,	the	Position
Name	Position	2014	Company	Held Since
Directors:
Alfonso Larraín Santa María	Chairman	77	44	1998
Rafael Guilisasti Gana	Vice Chairman	60	35	1998
Mariano Fontecilla de Santiago Concha	Director	89	39	1995
Francisco Marín Estévez	Director	74	31	1982
Pablo Guilisasti Gana	Director	59	9	2005
Sergio de la Cuadra Fabres	Director	72	9	2005
Jorge Desormeaux Jiménez	Director	63	2	2011

The following provides biographical information about the Directors of the Company.

Alfonso Larraín Santa María, Chairman

Businessman. Chairman of the board of Viña Concha y Toro since 1998, a position from which he has striven to strengthen the company’s image of prestige in the world’s main markets. He joined the company as director in 1969 and has been chief executive (1973-1989) and vice-chairman of the board (1989-1998). Over this time, he has pursued a strong policy of opening to external markets. In the 1980s, he also served for two periods in the presidency of the Association of Chilean Wine Exporters and Bottlers. He is also currently a director of Viñedos Emiliana and the Santiago Chamber of Commerce.

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

His experience in the financial area includes the positions of Chief Executive Officer of Viñedos Emiliana S.A., a company mainly focused on wine exports. Since April 2005, he is a member of the Directive Board of Sociedad de Fomento Fabril (“Sofofa,” the Chilean manufacturers’ association). In December 2008, he was elected President of the Confederación de la Producción y del Comercio (CPC), which is an industrial association representing the most important productive sectors of the country. He is director of Corpbanca S.A. and memember of its Audit Committee since 2012, a local banking institution and president of Viñedos Emiliana.

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

Currently he is also a Director of other well-known Chilean companies like Pesquera Itata S.A., and Petroquim S.A. and is a member of the Council of the Economics and Administrative Sciences Faculty of the Pontificia Universidad Católica.

Jorge Desormeaux Jiménez, Director

Mr.Desormeaux, graduated as Commercial Engineer from Catholic University of Chile in 1973, receiving the “Raúl Yver Award” to the top student of his class.

In 1974 he was awarded a Fulbright Scholarship to follow a Ph. D. Program in Economics at the Massachusetts Institute of Technology (MIT).

Between 1979 and 2010 he was Associate Professor at the Economics Institute of Catholic University, in the areas of Macroeconomics and International Economics. Between 1999 and 2010 he taught Macroeconomics at the MBA Program of that university.

On December 1999 he became a Member of the Board of the Central Bank of Chile for a period of 10 years.

In 2005 he joined the Board of Directors of Universidad Diego Portales.

On December 2007 he was elected Vice President of the Central Bank of Chile for a period of two years, completing his term as Board Member in December 2009.

On August 2010 he was appointed Chairman of the Commission on Reform of Financial Sector Oversight and Regulation, which on March 2011 presented a report with recommendations to the Chilean Minister of Finance.

He is currently a member the Board of Directors of AntarChileand Universidad Diego Portales, where he was elected Vice Chairman in January 2014. Since April 2010 he is also external economic adviser to Banco de Chile and several domestic companies.

		Age at	Years	Current
		March 31,	with the	Position
Name	Position	2014	Company	Held Since
Eduardo Guilisasti Gana	General Manager (Chief Executive Officer)	61	35	1989
Andrés Larraín Santa María	Agricultural Manager	75	40	1978
Osvaldo Solar Venegas	Corporate Administration and Finance Manager (Chief Financial Officer)	52	26	2010
Cristián Ceppi Lewin	Corporate Export Manager South Zone	47	23	2006
Thomas Domeyko Cassel	Corporate Export Manager North Zone	47	20	2006
Cristián López Pascual	Corporate Export Manager Asia	42	18	2010
Carlos Halaby Riadi	Oenology Manager	61	24	2000
Enrique Tirado Santelices	Head Oenologist Don Melchor	47	21	1999
Daniel Duran Urízar	Process and Information Technology Manager	42	19	2010
Isabel Guilisasti Gana	Marketing Manager Origin Wines	56	17	2004
Tomás Larraín León	Negotiatiuons and Operation Manager	47	23	2013
Juan Cristóbal Goycoolea N	Marketing Manager Global Brands	39	14	2010

Subsidiaries
Adolfo Hurtado Cerda	General Manager Viña Cono Sur	43	16	2000
José Jottar Nasrallah	General Manager Trivento	44	14	2009
Paul Konar Elder	General Manager Viña Maipo y Viña Palo Alto	40	17	2010
Giancarlo Bianchetti G	General Manager Fetzer Vineyards	42	14	2011

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

Osvaldo Solar Venegas, Chief Financial Officer

Commercial Engineer. Has been in charge of financial matters since 1992, initially as Financial Manager and since September 1996, as Administration and Financial Manager. Duties include managing and developing the financial area, human resources, accounting and administrative divisions. In January 2010 he was named Corporate Administration and Finance Manager. He is a director of Industria Corchera, Fundación Cultura Nacional and Southern Brewing Company S.A.

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

Thomas Domeyko Cassel, Corporate Export Manager North Zone

Commercial Engineer. Joined the Company in January 1994 as Deputy CFO. Appointed International Business Manager in 1996. Moved to Mendoza, Argentina in 1997 as General Manager of Viña Trivento. Appointed Export Manager for the North Zone in December 2000 and Corporate Export Manager North Zone in 2006. He is also director of Concha y Toro UK Limited.

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

Tomás Larraín León, Negotiations and Operation Manager

Agricultural Engineer. In 1991, joined Concha y Toro’s agricultural area. In 1995, he was named Agricultural Deputy Manager. Between 2001 and 2006, he was General Manager of Trivento Viñedos y Bodegas in Argentina. In February 2007, was appointed Export Manager for the U.S. market. As of December 2009 he was named Supply Contracts and New International Businesses Manager. At 2013 he was appointed as Negotiations and Operation Manager.

Daniel Duran, Process and Information Technology Manager

Civil Engineer. Joined the Company in 1995 as planning and development projects analyst. Sub-Manager of Logistics and Sub-Manager of Planning and Projects since 1998. Information Technology Manager since May 2001 and Process and Information Technology Manager since 2010 Responsible for development and implementation of technology solutions.

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

Paul Konar Elder, General Manager Viña Maipo y Viña Palo Alto.

Agricultural Engineer. Joined the Company’s Commercial department in 1997. In 2006 named Export Manager North Zone. In 2010 named General Manager of Viña Maipo and Viña Palo Alto.

Giancarlo Bianchetti González, General Manager Fetzer Vineyards.

Commercial Engineer. Joined the Company’s marketing department in 2000. In 2001, he took responsibility for the brands Casillero del Diablo, Frontera and Sunrise. He has headed the promotion and global campaign for Casillero del Diablo. In 2004 named Marketing Manager Global Brands.. In 2010 he was named Corporate Export Manager USA. In August 2011 he was named General Manager Fetzer Vineyards. Since 2011 he was appointed as co-manager of Excelsior Wine Company LLC. Since 2013 he is director of Excelsior Wine Company LLC.

Family Relationships

Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana, Pablo Guilisasti Gana and Isabel Guilisasti Gana are siblings. Mr. Alfonso Larraín Santa María and Andrés Larraín Santa María are brothers. Tomás Larraín León is the son of Andrés Larraín Santa María.

B. Director and Officer Compensation

In accordance with the Company’s By-Laws, directors’ compensation for any given fiscal year is determined annually at the general shareholders’ meeting occurring in the immediately following fiscal year. Compensation paid in 2013 in respect of 2012 equalled 1.3% of the net profits of the Company. The amount of 300 UF per month has been allocated to cover the executive responsibilities of the chairman of the Board.

The following table sets forth the compensation paid to each of the directors of the Company in 2013, 2012 and in 2011.

	Directors’ Compensation
	Total Compensation
	(in thousands of Ch$)
	2013	2012	2011
Attendance:
Alfonso Larraín Santa María	55,755	93,753	77,849
Rafael Guilisasti Gana	55,755	93,753	77,849
Francisco Marín Estévez	55,755	93,753	77,849
Mariano Fontecilla de Santiago Concha	55,755	93,753	77,849
Sergio de la Cuadra Fabres	55,755	93,753	77,849
Pablo Guilisasti Gana	55,755	93,753	77,849
Jorge Desormeaux Jiménez	55,755	62,502	—
Christian Skibsted Cortés		31,251	77,849
Remuneration:
Alfonso Larraín Santa María	81,426	78,759	76,287
Remuneration Directors’ Committee:
Rafael Guilisasti Gana	18,585	31,251	25,950
Sergio de la Cuadra Fabres	18,585	31,251	25,950
Jorge Desormeaux Jiménez	18,585	20,834
Christian Skibsted Cortés		10,417	25,950
Total	527,466	828,783	699,080

For the year ended December 31, 2013, the aggregate amount of compensation paid by the Company to senior managers, managers and to managers of the Company subsidiaries, totaling 184 executives, was approximately Ch$15,767 million.

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

In compliance with the current Chilean rules and regulations, a Directors’ Committee was established at the Company on May 23, 2001. At the Board of Directors meeting of April 25, 2011, Jorge Desormeaux Jiménez replaced Christián Skibsted Cortés as member of the Directors’ Committee. As of April 25, 2011, the Directors’ Committee members are Sergio de la Cuadra Fabres (President), Jorge Desormeaux Jiménez and Rafael Guilisasti Gana. The primary functions of the Directors’ Committee include:

●	reviewing balance sheets and financial statements and reports from accounting oversight bodies and auditors;
●	proposing external auditors and credit risk rating companies to the Board;
●	examining background information regarding the Company’s operations with related persons;
●	reviewing managers’ and executive officers’ compensation plans; and
●	monitoring internal control systems used at Viña Concha y Toro and its affiliated companies.

The Directors’ Committee convened on nine separate occasions during the fiscal year 2013. The following were among the principal activities of the Directors’ Committee during 2013, Annual Activity Report:

At the meeting held on January 2013, the Committee received and analyzed a report on the Companies’ general audit. The report draws the Companies mains characteristics, specifies those critical issues underscored by the internal audit, and proposes different measures and tasks. It also suggests a future strategy for the auditing area and approves the services of KPMG(different than those of financial auditing nature).

At the meeting held on March 17, the Committee received and analyzed the Management letter (Final Report of Internal Control) prepared by the external auditors of KPMG with respect to fiscal year 2012. At the same meeting the Committee approved the company’s Financial Statements and its related audit report for 2012.

At the meeting dated April 17, the Committee agreed to appoint KPMG as external auditors and “Humphreys Clasificadora de Riesgo Limitada” and “Feller-Rate Chile Clasificadora de Riesgo Limitada” as Credit-Rating Agencies of the Company.

At the meeting dated May 28, the Committee checked the quarterly financial information of the Company and its transaction with related third parties. Additionally the Company checked and approved the periodical report of its internal audit unit. The report reflected different critical process of the Company.

 At the meeting held July 9, the Committee  received and approved the report on related transaction of 2012, specially reviewed and approved the report on related transactions referred to the sale and purchasing of grape and wine.

At the meeting dated July 17, the Committee interviewed the candidates for Human Resources Manager of the Company.

At the meeting held August 29, the Committee received the a detailed report of the Companies General Audit. This report described the progress of a plan auditing 2013. The Committee particularly reviewed the  SAP of the GRC Project, the methodology of the Risk Management and the evolution of a crime prevention model.  The Committee also reviewed and approved those related transaction  with third parties. Finally, the Committee approved the biannual  financial and external auditing report of the Company.

At the meeting held October 24, the Committee received a periodical report of the General Auditor of the Company. In this benchmark a model on crime prevention was approved by the Directors. Additionally the biannual financial and external auditing report of the Company as the transaction with related third parties, where approved.

At the meeting dated December 18, the Committee acknowledged and approved another report on transaction with related third parties. Furthermore, it received the audit report of KPMG where a progress on the planed audit was described. There was also a report made on the control  system, indicating that no relevant weakness was recognized but significant weaknesses were detected and they required the attention of the officers of the corporate governance of the Company. Also a 2013 preliminary report on internal control of KPMG was informed.  The Committee reviewed the company’s remuneration and compensation policy for company’s managers, executives and employees. Lastly, the Committee approved the general requirements to end the lease contract with Viñedos Emiliana S.A.

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

We currently do not have a separate remuneration committee; however, the Company’s Directors’ Committee carries out the functions usually performed by this committee.It also promotes auditor independence by prohibiting auditors from providing certain non-audit services while conducting audits. The Company’s existing oversight and corporate governance practices fully honor the spirit and requirements of Sarbanes-Oxley reforms in many respects. For instance, auditor independence has been strengthened with the adoption of an auditor independence policy by the Company. See Item 16.A. — “Audit Committee Financial Expert.”

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

D. Employees

As of December 31, 2013, 2012, 2011, and 2010the Company’s Chilean operations had2746, 2,631, 2,821 and 2,732 employees, respectively. Personnel employed in the foreign subsidiaries totaled 850 employees as of December 31, 2013. The Company also hires temporary workers during the harvesting season, which in 2013 averaged 1,757 temporary workers.

Seven labor unions represent an aggregate of approximately 906 of the Company’s employees (approximately 184 administrative employees, 100 sales employees and 622 plant employees). Labor relations with unionized personnel are governed by collective bargaining agreements negotiated in 2012–2013 that expire in 2013–2016. The Company believes that it currently has a good working relationship with its labor unions; however, the Company is unable to predict the outcome of any future negotiations with such labor unions. Regarding the contract that expired in 2013, Concha y Toro suffered a legal strike of their workers on May 2013, that lasted 45 days. The strike ended because the company was able to reach a satisfactory agreement that included better work conditions for their employed. There are one contracts that expired in 2014; both parties intend to negotiate and the Company expects to formalize without any problems.

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

All of the company’s workers recieve an annual bonus, which correspond at least to one monthly salary, proportion to their salary and date of entry of the calendar year. This bonus does not consider temporary workers and employees who work by commissions.

E. Share Ownership

The following table reflects the number of shares owned indirectly by the directors and executive officers and their percentage ownership of the Company at February28, 2014. Executive officers not listed do not own shares.

Share Ownership of Directors and Senior Management(1)

	No. of Shares	% of Total
	Owned	Subscribed Shares(2)
Eduardo Guilisasti Gana(3)	178,671,286	23.9%
Rafael Guilisasti Gana(3)	176,996,236	23.7%
Pablo Guilisasti Gana(3)	178,040,467	23.8%
Isabel Guilisasti Gana(3)	4,704,942	0.6%
Alfonso Larraín Santa María(4)	82,199,823	11.0%
Francisco Marín Estévez(5)	65,504,911	8.8%
Mariano Fontecilla de Santiago Concha(6)	27,533,611	3.7%
Osvaldo Solar Venegas(7)	190,076	—(*)
Thomas Domeyko C. (8)	28,557	—(*)
Cristián Ceppi Lewin (9)	50,294	—(*)
Carlos Halaby Riadi(10)	224,690	—(*)
Adolfo Hurtado Cerda(11)	211,200	—(*)
Enrique Tirado Santelices(12)	10,876	—(*)
Daniel Durán Urízar(13)	10,286	—(*)
Giancarlo Bianchetti Gónzalez(14)	50,513	—(*)
Cristián Goycolea Nagel(15)	6,040	—(*)
José Jottar Nasrallah(16)	4,205	—(*)
Paul Konar Elder(17)	7,030	—(*)

Directors and Executive Officers in the aggregate	383,799,155	51.38%

(1)	Shares held directly and indirectly through investment companies and not individually owned.

(2)	Calculated on the basis of 747,005,982 outstanding shares on February 28, 2014.

(3)	Eduardo Guilisasti Gana,Rafael Guilisasti Gana, José Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”) are the sons of Mr. Eduardo Guilisasti Tagle, the former Chairman of the Company. Isabel Guilisasti Gana is the sister of the Family Principal Shareholders. Mr. Eduardo Guilisasti Tagle died on August 20, 1998. The shares attributed to each Family Principal Shareholder include 87,615,431 and 85,274,628 shares held by Inversiones Totihue S.A. (“Totihue”) and Rentas Santa Bárbara S.A. (“Santa Bárbara”), respectively, as well as shares held directly or indirectly by members of such Family Principal Shareholder’s immediate family and affiliated entities. Totihue and Santa Bárbara are controlled by the Family Principal Shareholders pursuant to powers of attorney granted by the board of directors of Totihue and Santa Bárbara. Each power of attorney grants any two Family Principal Shareholders, acting together, the power to, among others, vote or direct the voting of, or dispose or direct the disposition of, the shares held by Totihue or Santa Bárbara, as the case may be. Mr. Eduardo Guilisasti Gana is the Company’s General Manager, Mr. Rafael Guilisasti Gana is the Company’s Vice Chairman and Mr. Pablo Guilisasti Gana is a director of the Company. Ms. Isabel Guilisasti Gana was named Marketing Manager Origin Wines on July, 2004. The address for Mr. Eduardo Guilisasti Gana and Mr. Rafael Guilisasti Gana is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The address for Mr. Pablo Guilisasti Gana is c/o Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile. The address for Ms. Isabel Guilisasti Gana is Viña Concha y Toro S.A., Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The other Family Principal Shareholder, Mr. José Guilisasti Gana, is neither director nor executive officer of the Company. The address for Mr. José Guilisasti Gana is Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile.

(4)	Mr. Alfonso Larraín Santa María is the Company’s Chairman of the Board. The number of shares attributed to Mr. Larraín includes 991,849 shares held by his brother Andrés Larraín Santa María and 273,840 shares held by his brother in-law, Carlos Saavedra Echeverría (managers of the Company), shares held by other members of his family and affiliated entities and also includes 26,964,775 shares held by Fundación Cultura Nacional (“Cultura Nacional”). Cultura Nacional is a Chilean non-profit institution which primarily funds grade school religious education. Mr. Alfonso Larraín Santa María is the Chairman of Cultura Nacional. Mr. Larraín’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(5)	Mr. Francisco Marín Estévez is a director of the Company. The number of shares attributed to Mr. Marín includes shares owned by members of his family and affiliated entities. Mr. Marín’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
68

(6)	Mr. Mariano Fontecilla de Santiago Concha is a director of the Company. The number of shares attributed to Mr. Fontecilla includes shares owned by members of his family and affiliated entities. Mr. Fontecilla’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(7)	Mr. Osvaldo Solar Venegas is the Company’s Corporate Administration and Finance Manager. Mr. Osvaldo Solar is Director of Cultura Nacional, foundation that holds 26,964,775 shares of the Company. Mr. Solar’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(8)	Mr. Thomas Domeyko C. is Corporate Export Manager North Zone. Mr. Domeyko’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(9)	Mr. Cristián Ceppi L. is Corporate Export Manager South Zone. Mr. Ceppi’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(10)	Mr. Carlos Halaby R. is Eonology Manager. Mr. Halaby’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(11)	Mr. Adolfo Hurtado C. is General Manager of Viña Cono Sur. Mr. Hurtado’s address is c/o Viña Cono Sur, Avenida Nueva Tajamar 481, Torre Sur, Piso 21, Santiago, Chile.

(12)	Mr. Enrique Tirado S. is Oenology Manager Don Melchor. Mr. Tirado’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(13)	Mr. Daniel Durán U. is Technology and Information Manager. Mr. Durán’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(14)	Mr. Giancarlo Bianchetti G. is General Manager of Fetzer Vineyards. Mr. Bianchetti’s address is c/o Fetzer Vineyards, 12901 Old River RoadHopland, CA, USA95449.

(15)	Mr. Cristóbal Goycolea Nagel is Marketing Manager for Global Brands. Mr. Goycolea’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.

(16)	Mr. Jose Jottar Nasrrallah is General Manager of Trivento. Mr. Jottar’s address is c/o Trivento Bodegas y Viñedos S.A., Canal Pescara 9347, Russell C.P. 5517, Maipu, Mendoza, Argentina.

(17)	Paul Konar Elder is General Manager of Viña Maipo and Viña Palo Alto. Mr. Konar’s address is c/o Viña Palo Alto, Virginia Subercaseau 210, Pirque, Santiago, Chile.

(*)Less than 1%.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company’s only outstanding voting securities are the shares of its Common Stock. According to the Company’s shareholder records, the Company’s 747,005,982 shares of Common Stock outstanding were held by 1,255 shareholders of record as of February 28, 2014. There are no differences in the voting rights of the shareholders. Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.

The principal shareholders of the Company are Inversiones Totihue S.A. (“Totihue”), Rentas Santa Bárbara S.A. (“Santa Bárbara”),Banco Itaú (third party account Chapter XIV), Inversiones Quivolgo S.A.,Fundación Cultura Nacional (“Cultura Nacional”), Inversiones GDF S.A.,Banco de Chile (third party account Chapter XIV), AFP Cuprum S.A., Constructora Santa Marta Ltda. (“Santa Marta”), Agroforestal e Inversiones Mahiue Ltda., AFP Provida S.A., The Bank of New York (according to Circular 1375 issued by the S.V.S. on February 12, 1998, hereinafter “Circular 1375 S.V.S.,” which states that the Depositary shall be the shareholder of record of the shares underlying the ADS, Inversiones La Gloria Ltda. (“La Gloria”), Banco Santander (third party account Chapter XIV), and AFP Habitat S.A.

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

Direct Share Ownership of Principal Shareholders

	As of December 31st,
	2013		2012		As of February 28, 2014
Principal Shareholders	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares

Inversiones Totihue S.A.(2)	87,615,431	11.73%	87,615,431	11.73%	87,615,431	11.73%
Rentas Santa Bárbara S.A.(2)	85,274,628	11.42%	85,274,628	11.42%	85,274,628	11.42%
Banco Itau Cta de Terceros	50,264,439	6.73%	35,448,446	4.75%	48,133,350	6.44%
Banco de Chile Cta de Terceros	36,501,601	4.89%	26,772,619	3.58%	40,273,231	5.39%
Inversiones Quivolgo S.A.(4)	31,348,071	4.20%	30,721,493	4.11%	31,348,071	4.20%
Fundación Cultura Nacional(5)	26,964,775	3.61%	26,964,775	3.61%	26,964,775	3.61%
Inversiones GDF S.A.(6)	24,492,173	3.28%	24,439,851	3.27%	24,492,173	3.28%
Constructora Santa Marta Ltda.(7)	22,293,321	2.98%	22,293,321	2.98%	22,293,321	2.98%
Agroforestal en Inv. Maihue Ltda	22,159,144	2.97%	21,781,895	2.92%	22,159,144	2.97%
The Bank of New York(1)	21,719,100	2.91%	19,447,260	2.60%	21,440,760	2.87%
Banco Santander Cta de Terceros	18,038,643	2.41%	29,513,034	3.95%	18,898,928	2.53%
AFP Provida S.A.(3)	17,890,464	2.39%	21,620,270	2.89%	17,748,340	2.38%
AFP Habitat S.A.(3)	17,516,529	2.34%	16,065,522	2.15%	15,288,439	2.05%
Inversiones La Gloria Ltda.(4)	16,200,000	2.17%	16,082,332	2.15%	16,200,000	2.17%
Foger Gestión Patriminial Ltda	15,074,960	2.02%	15,074,960	2.02%	15,074,960	2.02%
Total Largest 15 Shareholders	493,353,279	66.04%	479,115,837	64.14%	493,205,551	66.02%

Other Shareholders	253,652,703	33.96%	267,890,145	35.86%	253,800,431	33.98%

Total	747,005,982	100%	747,005,982	100%	747,005,982	100%

(1)	Depositary Bank for the ADS.

(2)	Investment Company controlled by the Guilisasti Family (“Family Principal Shareholders”).

(3)	Chilean Pension Fund.

(4)	Investment Company controlled by Mr. Alfonso Larraín Santa María.

(5)	Cultura Nacional is a Chilean non profit institution. Shares are attributed to Mr. Alfonso Larraín, its Chairman.

(6)	Investment Company controlled by Mr. Mariano Fontecilla de Santiago Concha.

(7)	Investment Company controlled by Mr. Francisco Marín Estévez.

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

B. Related Party Transactions

In the ordinary course of its business, the Company engages in transactions with its affiliates. In addition, the Company has engaged in transactions with directors and executive officers of the Company. A detail of transactions realized with subsidiaries or related parties is presented in Note 9 to the Consolidated Financial Statements – Balances and Transactions with Related Parties– ..The principal transactions with such related parties during the last three fiscal years are as follows:

Viñedos Emiliana. Viñedos Emiliana is a Chilean corporation (sociedad anónima abierta) which produces wines for export and domestic markets and is listed on the Chilean Exchanges. Viñedos Emiliana was originally a subsidiary of the Company until 1986, when the Company distributed shares of Viñedos Emiliana to the Company’s then existing shareholders. Although Viñedos Emiliana is a separate corporation, the Company and Viñedos Emiliana remain under common control. Certain principal shareholders of the Company own directly and indirectlyapproximately 58.15% of Viñedos Emiliana’s outstanding capital stock and, additionally, the Company and Viñedos Emiliana have other common shareholders. Viñedos Emiliana’s seven-member Board of Directors includes two of the Company’s seven directors (Rafael Guilisasti Gana and Alfonso Larraín Santa María). Viñedos Emiliana and the Company have various business dealings, the most significant of which are described below.

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

In 2013, the Company recognized Ch$422 million in revenues from Viñedos Emiliana, or 0.08% of total revenues, including mainly revenues from sales in bottling fees and sales of raw materials. The Company recognized revenues from Viñedos Emiliana of Ch$482 million and Ch$812 million, in 2012 and 2011 respectively. In 2013, the Company paid Viñedos Emiliana Ch$123 million in licensing fees The Company paid Viñedos Emiliana Ch$459 and Ch$573 million, in 2012 and 2011 respectively.

From time to time, the Company engages in other transactions with Viñedos Emiliana, including purchases of wine in bulk at market prices, grapes and other raw materials. In 2013, 2012 and 2011 total purchases from Viñedos Emiliana totaled Ch$378 million, Ch$824 million and Ch$786 million respectively.

Frutícola Viconto (“Frutícola”). Frutícola is the Company’s principal customer for fruit. In 2013, 2012 and 2011 the Company sold Ch$10.6 million, Ch$10.5 million and Ch$10.0 million, respectively, of fruit to Frutícola for export. The Company also purchases grapes from Frutícola for vinification. In 2013 and 2012, the Company did not purchase any fruit from Frutícola In 2011 the Company purchased Ch$37.8 million of grapes from Frutícola. Frutícola is a Chilean corporation (sociedad anónima abierta) listed on the Chilean Exchanges. Frutícola was formerly a subsidiary of the Company until 1986 when the Company distributed Frutícola shares to the Company’s then existing shareholders.

The Company and Frutícola are under common control. One of the Company’s seven directors is member of Frutícola’s seven-member Board of Directors (Pablo Guilisasti Gana). Mr. Andrés Larraín Santa María, the Company’s Agricultural Manager and Mr. Felipe Larraín Vial, son of the Company’s Chairman, are also directors of Frutícola. Certain Principal Shareholders directly and indirectly own approximately 57.34% of the outstanding common stock of Frutícola.

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

Industria Corchera is the primary cork supplier for the Company. The Company purchased Ch$2,053 million, Ch$5,280 million and Ch$5,568 million of cork and other raw material from Industria in 2013, 2012 and 2011 respectively. The Company believes that the price and terms it receives from Industria Corchera are equivalent to those available from its other cork suppliers. Mr. Osvaldo Solar Venegas, the Company’s CFO is director of Industria Corchera as well as the Company’s Vice President Rafael Guilisasti Gana.

Viña Almaviva. Viña Almaviva is a 50-50 joint venture company between the Company and Baron Philippe de Rothschild. The Company purchases from Almaviva used French oak barrels (used during one aging season) and the Almaviva wine that is sold in Chile through Comercial Peumo. Total purchases from Almaviva in 2013, 2012 and 2011 were Ch$72 million, Ch$197 million and Ch$807 million respectively. In addition, the Company sells to Almaviva raw materials and services. Sales to Almaviva totaled in 2013, 2012 and 2011, Ch$236 million, Ch$173 million and Ch$122 million respectively.

Two of the Company’s seven directors are members of Viña Almaviva’s six-member Board of Directors (Eduardo Guilisasti Gana and Rafael Guilisasti Gana). Mr. Enrique Tirado, the Company’s Eonologist for Don Melchor is also director of Viña Almaviva.

Excelsior Wine Company. On July 13, 2011, Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. entered into an agreement with Banfi Vintners, former distributor of Concha y Toro’s product in United States, to create a new company between them, called Excelsior Wine Company, LLC. to be registered in Delaware State, US. Excelsior Wine Company, LLC. will be managed by Banfi and VCT USA, Inc. Excelsior Wine Company, LLC. distributes in the United States the Chilean wines of Concha y Toro and the Argentine wines of Trivento. Also, it distributes the brands “Little Black Dress” and “Five Rivers” that belong to our subsidiary in California, Fetzer Vineyards. Sales to Excelsior totaled Ch$30,622 million in 2013, Ch$27,990 million in 2012 and Ch$13,942 million in 2011.

Two of the Company’s seven directors are members of Excelsior Wine Company six-member Board of Directors (Eduardo Guilisasti Gana and Rafael Guilisasti Gana). Mr. Giancarlo Bianchetti, the CEO of the subsidiary Fetzer Vineyards, is also director of Excelsior Wine Company.

Southern Brewing Company S.A. On May 13 2011, the Company purchaseda 40% of the capital stock of Southern Brewing Company S.A, a brewing company owner of the brand of Chilean beers “Kross”. On that same date, Southern Brewing Company S.A.and Comercial Peumo Ltda, signed a distribution agreement, for the distribution of Kross products (currently in force). In April 15, 2013, the shareholders of Southern Brewing Company S.A. agreed an increase of capital which led to an increase of Concha y Toro´s partcipitation to 49%.

One of the Company’s seven directors is member of Southern Brewing Company S.A. seven-members Board of Directors (Eduardo Guilisasti Gana). Mr. Giancarlo Bianchetti, the CEO of the subsidiary Fetzer Vineyards, is also director of Excelsior Wine Company.Mr. Osvaldo Solar Venegas, the Company’s CFO is director of Southern Brewing Company S.A. as well as the CEO of the subsidiary Comercial Peumo Limitada, Mr. Cristián Canevaro Jaramillo. The Company purchases from Southern Brewing Company S.A. the Kross Beer that is sold in Chile through Comercial Peumo. Total purchases from Southern Brewing Company S.A. in 2013 and2012 were Ch$1.088 million and Ch$1.066 million million respectively.

Related Transaction With Entities in Which the Directors and Executive Officers Have an Equity Interest. The Company purchases small quantities of grapes, plants and other services from entities in which several of its directors, executive officers or members of their families have interests. In 2013, 2012 and 2011, the Company purchased an aggregate of approximately Ch$3,186 million, Ch$5,267 million and Ch$5,089 million respectively, of such goods and services from such entities, and sold grapes and other services to these entities for Ch$ 22 million in 2012, Ch$ 200 million in 2011 and Ch$ 166million in 2010.

Other. Besides formal requirements, Title XVI and Article 147, in particular, of the Chilean Corporation Law requires anyrelated party transaction to be in Company’s interest and subject to terms and conditions customarily prevailing in the market at the time of its approval. Directors, managers and principal officers of companies that violate Article 147 are liable for losses resulting from such violation. In addition, Article 147 of the Chilean Corporation Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be immediately informed by the compromised Director to the boards of directors and shall only be approved if the absolute majority of the directors consider that the transaction is beneficial for the social interest. Chilean law requires that an interested director abstain from voting on such a transaction. If the absolute majority of the director is obliged to abstain for voting on any particular transaction, the transaction shall only be approved unanimously by the not involved directors or by an a extraordinary shareholders meeting. See Item 10 — “Additional Information — Memorandum and Articles of Incorporation— Directors” for further information relating to conflict of interest transactions. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholder’s meeting. Violation of Article 147 may result in administrative or criminal sanctions and civil liability to the Company and shareholders or interested third parties who suffer losses as a result of such violation. The Company believes that it has complied with the requirements of Article 147 in all transactions with related parties during fiscal year 2013.

For additional information concerning the Company’s transactions with affiliates and other related parties, see Note 9 to the Consolidated Financial Statements — “Balances and Transactions with Related Parties.”

ITEM 8:	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See Item 18 — “Financial Statements” and the financial statements referred to therein for the Consolidated Financial Statements and other financial information.

Wine Exports

Viña Concha y Toro and its subsidiaries export from Chile to 137 countries. Concha y Toro is the largest exporter in Chile. The Company also exports wine from Argentina through the subsidiary, Trivento. Trivento is the fourthlargest wine exporter by volume in Argentina. See “Item 4: Information on the Company — Company Sales — Argentina”.

The following table presents wine exports by volume, in Chilean pesos and as a percentage of total sales for the last three years.

Exports by Volume and Value
	2013	2012	2011
Exports (thousand – liters)	192,294	185,849	180,634
% of total sales	69.6%	67.6%	66.7%
Exports (Ch$ million)	328,721	294,924	279,444
% of total sales	68.5%	65.5%	66.1%

Legal and Arbitration Proceedings

The Company is not involved in any litigation or arbitration proceedings which, if determined adversely to the Company, individually or in the aggregate, would have a material adverse effect on the Company and its subsidiaries taken as a whole, nor to the Company’s knowledge are any such proceedings threatened.

The subsidiary of the Company in Argentina, Trivento Bodegas y Viñedos S.A, is involved in three legal procedures with the Argentinean Federal Tax Bureau (“AFIP”). AFIP has challenged Trivento’s revenue declarations for years 2002, 2003, 2004, 2005 and 2006. If the court ultimately decides against Trivento, Trivento could be required to pay an aggregate amount equivalent to approximately Ch$ 2.792 million (approx. US$ 5 million). The three above cases are in the stage of appeal.

The subsidiary of the Company in Brazil, VCT Brasil Importación y Exportación Limitada, has been challenged by the Secretaria da Fazenda do Estado de São Paulo. This institution is demanding the reimbursement of unpaid ICMS-ST (local VAT). VCT Brasil Importación y Exportación Limitada has presented its defense in local courts. If finally local courts decide against VCT Brasil Importación y Exportación Limitada, VCT Brasil Importación y Exportación Limitada could be required to pay an aggregate amount equivalent to approximately Ch$ 16,223 million (approx. US$ 29,2 million).

Policy on Dividend Distributions

In accordance with Chilean law, the Company must distribute cash dividends equal to at least 30% of the Company’s annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the shareholders and unless and to the extent that the Company has accumulated losses. If there is no net income in a given year, the Company may elect, but is not legally obliged, to distribute dividends out of retained earnings. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADS may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash.

The Company’s dividend policy approved at the general shareholders’ meeting is to distribute 40% of net earnings excluding the eargings generated by Fetzer. For fiscal year 2013, interim dividends Nos. 252, 253 and 254 of Ch$3.00 per share were paid on September 30, 2013, December 30, 2013 and March 31, 2014, respectively. A final dividend No. 255 of Ch$9.9 per share was declared to pay on May 23, 2014 against the profits of the 2013 fiscal year. Total dividends disbursed against the profits of 2013 fiscal year 40% of the earnings, excluding the eargings generated by Fetzer.

For fiscal year 2014, the Board approved to pay three provisional dividends of Ch$3.0 per share, charged against the profits for fiscal year 2014. These will be paid on September, 2014, December, 2014 and March, 2015, while the remaining profits up to a limit of 40% of the earnings (excluding the eargings generated by Fetzer) shall be disbursed in May 2015.

The above detailed dividend policy is the Board’s intent; however, fulfillment thereof will be contingent on cash flows. Consequently, at the annual shareholders’ meeting, the Board shall solicit shareholder approval to modify the amounts and payment dates should the necessity arise.

The following table sets forth the dividends paid per share of common stock in respect of each of the years indicated:

Total Dividends Paid
Fiscal year,	Ch$ per share (1)
2007	18.95
2008	19.55
2009	23.70
2010	22.45
2011	26.00
2012	16.10
2013	18.90

(1)	Dividends per share are expressed in pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year. The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.

B. Significant Changes

No significant changes have occurred since the date of our last annual financial statements.

ITEM 9:	THE OFFER AND LISTING

Prior to the offerings of the ADS and the shares of Common Stock in October 1994, there was no public market for such securities in the United States. The Common Stock is currently traded on the Chilean Exchanges. In 2013, trading on the Santiago Stock Exchange accounted for approximately 92% of the trading volume of the Common Stock in Chile. The ADS are listed on the New York Stock Exchange and trade under the symbol “VCO.”

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

Annual High and Low Closing Sale Prices
	Chilean Pesos		U.S. Dollars Per
	Per Shares(2)		ADS(3)
Year Ended December	High	Low	High	Low

2007	1375.0	800.0	55.16	29.81
2008	1132.7	780.0	43.35	26.01
2009	1200.1	931.0	45.00	28.50
2010	1300.0	1010.0	50.98	39.00
2011	1296.0	842.0	54.44	32.55
2012	1161.7	874.1	47.46	33.36
2013	1010.0	900.0	40.67	33.10

*On October 3, 2005 the ratio of 1 ADR to common stock changed from 1:50 to 1:20

Quarterly High and Low Closing Sale Prices

	Chilean Stock Trading			ADR Trading
	Chilean Pesos			U.S. Dollars Per
	Per Shares(2)			ADS(3)
	Share			Share
Year Quarter	Volume(000)(1)	High	Low	Volume(3)	High	Low
2012
1st Quarter	33,777.2	1,161.7	990.4	214,215	47.36	37.60
2nd Quarter	57,619.6	1,151.0	874.1	363,443	47.46	33.36
3rd Quarter	36,009.9	1,012.5	910.3	181,353	42.00	37.26
4th Quarter	25,744.6	1,035.9	921.4	135,493	44.79	37.88
2013
1st Quarter	85,399.8	1,000.0	915.0	238,766	42.72	38.60
2nd Quarter	61,152.5	1,010.0	900.0	322,185	40.67	37.50
3rd Quarter	42,135.2	1,000.0	900.0	383,453	39.96	35.04
4th Quarter	44,254.0	1,010.0	910.0	259,137	39.50	33.10

Month ended
September, 2013	15,557.8	997.9	927.5	103,589	40.0	35.8
October, 2013	9,249.1	980.0	910.0	89,498	38.9	36.4
November, 2013	8,541.6	1,010.0	915.0	46,360	38.1	35.5
December, 2013	26,463.3	1,000.0	910.0	123,279	39.5	33.1
January, 2014	10,965.7	1,061.0	940.5	83,892	38.5	35.3
February, 2014	19,131.3	1,200.0	1,000.0	119,030	41.4	34.0

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

(3) Source: Monthly Report-The Bank of New York. Reflects actual high/low closing prices.

According to the Company’s records, as of February 28, 2014, there were 1,255 holders of record of the Common Stock. Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.

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

If the conflicting interest transaction does not involve a “material amount,” the transaction shall be executed only with the previous approval of the Board of Directors. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of March 31, 2014, approximately Ch$ 47.2million) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of March 31, 2014, approximately Ch$ 472.1 million) regardless of the size of the transaction. The same procedure shall be applicable in case the transaction complies with the Company’s habitual policies and in if the Company owns directly or indirectly at least the 95% of the other party in the transaction.

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

Limitations on the right to own securities.The right to own any kind of property is guaranteed by the Chilean Constitution and theChilean Corporation Law does not contain any general limitation regarding the right to own securities. There are, however, certain limitations on the right of foreigners to own securities of Chilean corporations, but only for certain special types of companies. The Company’s securities are not restricted by these limitations and the Company’s By-Laws do not contain restrictions or limitations in this respect.

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

C. Material Contracts

Viña Almaviva. On June 30, 1997, the Company entered into a joint venture with Baron Philippe de Rothschild S.A. (“Rothschild S.A.”), a French company, establishing Viña Almaviva S.A. (formerly “Baron Philippe de Rothschild - Concha y Toro S.A.”) for the production of “Primer Orden” wines in Chile. For a discussion of Viña Almaviva, see Item 4 — “Information on the Company — History and Development of the Company.” The Company owns 50% of Almaviva.

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

Southern Brewing Company S.A. On May 13 2011, the Company purchase a 40% of the capital stock of Southern Brewing Company S.A, a brewing company owner of the brand of Chilean beers “Kross”. On that same date, Southern Brewing Company S.A.and Comercial Peumo Ltda, signed a distribution agreement, for the distribution of Kross products (currently in force). In April 15, 2013, the shareholders of Southern Brewing Company S.A. agreed an increase of capital which led to an increase of Concha y Toro´s partcipitation to 49%.

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

The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of Ch$ 5.47 million approximately (US$10,000)); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (i.e., payments regarding import and export transactions, etc.).

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

Chile

Chile and the United States signed in January 2010 a double taxation treaty; its ratification is pending by Chile and the United States. Diplomatic notes were exchanged in year 2011 in order to amend the treaty’s original wording. According to local media the ratification bill is expected to enter the Chilean Congress soon. The following discussion is based exclusively on Chilean domestic tax legislation.

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

Cash Dividends and Other Distributions

Cash dividends paid by the Company with respect to the ADS or shares of Common Stock held by a foreign holder will be subject to a 35% Chilean withholding tax (the “Withholding Tax”), which will be withheld and paid to the Chilean Treasury by the Company. Chile has an imputation tax system. A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the “First-Category Tax”); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. From 1991 until 2001, the First-Category Tax rate was 15% resulting in an effective dividend withholding tax rate of approximately 23.52%. For 2002, the First-Category Tax rate was 16% resulting in an effective dividend withholding tax rate of approximately 22.62% and for year 2003 the First-Category Tax rate was 16.5%. From year 2004 until 2010 the First-Category Tax rate was 17%, resulting in an effective dividend withholding tax rate of approximately 21.69%. For year 2011, the First-Category Tax rate was 20%, resulting in an effective dividend withholding tax rate of approximately 18.75%. For year 2012, the First-Category Tax rate was 18.5%, resulting in an effective dividend withholding tax rate of approximately 20.25%. From year 2013 onwards, the First-Category Tax rate is set at 20%, with the resulting effective dividend withholding tax rate of approximately 18.75%.

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

Interest Rate Risk

The Company’s exposure to interest rate risk relates to its debt obligations. As of December 31, 2013 the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted to Ch$238,439 million of which, as of December 31, 2013, Ch$64,617 million is short term debt and Ch$173,822 million is long term debt with maturities through 2018 for its bank debt and 2026 for the bond debt.

As of December 31, 2013, 79.7% of the debt has a fixed-rate and is denominated in Chilean pesos, Sterling Pounds, Brasilian Reais, Euros, Argentine pesos and Mexican pesos, the rest is covered with hedging instruments. The fair market value of total bank debt, as of December 31, 2013, does not significantly differ from the value at which it is listed in the Consolidated Financial Statements. The interest rate risk arises from the uncertainty regarding interest rate at which the Company can refinance its short term debt given the current uncertainty in the global financial markets.

The following table lists the cash flows related to interest payments, amortization of debt obligations and related interest rates by fiscal year maturing with respect to the Company’s debt obligations. Interest rates disclosed represent the weighted average rates of the portfolio at year-end and fairly represent the approximate average annual interest rates for each of the years of maturity.

  Interest Bearing Debt As of December 31, 2013

  (in million of Ch$)

  Expected Maturity Date

Short-Term and Long		Average Interest Rate	2014	2015	2016	2017	2018	There after	ShortTerm and Long- Term Debt	Fair Value
Term Debt		%	Mn.Ch$	Mn.Ch$	Mn.Ch$;	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$

Dollar	Fixed Rate	2.83%	22,448	21,888	30,427	12,066	15,214	—	102,043	106,860
Dollar	Variable Rate	2.93%	25,025	899	8,768	7,869	—	—	42,561	43,505
BRL	Fixed Rate	12.41%	1,129	4,585	—	—	—	—	5,714	5,810
Ch$(UF)	Fixed Rate	3.93%	3,204	2,742	14,397	14,397	14,397	20,567	69,705	70,100
Ch$(UF)	Variable Rate	4.20%	1,177	2,331	2,331	—	—	—	5,839	6,122
ARG$	Fixed Rate	16.42%	6,014	546	351	46	—	—	6,957	5,838
GBP	Fixed Rate	1.49%	2,880	—	—	—	—	—	2,880	2,893
MXN	Fixed Rate	5.69%	2,748	—	—	—	—	—	2,748	2,740
Total			64,625	32,991	56,274	34,378	29,611	20,567	238,447	243,868

By comparison, as of December 31, 2012 the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted to Ch$267,199 million of which, as of December 31, 2012, Ch$99,430 million was short term debt and Ch$167,769 million was long term debt. As of December 31, 2012, most of the financed debt had a fixed-rate with maturities through 2026 as presented in the table below.

Interest Bearing Debt As of December 31, 2012

(in million of Ch$)

Expected Maturity Date

Short-Term and Long-		Average Interest Rate	2013	2014	2015	2016	2017	There after	ShortTerm and Long- Term Debt	Fair Value
Term Debt		%	Mn.Ch$	Mn.Ch$	Mn.Ch$;	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$

Dollar	Fixed Rate	3.34%	26,905	28,804	16,185	7,199	7,199	12,000	98,292	104,428
Dollar	Variable Rate	1.44%	61,185	7,335	4,662	4,662	3,840	1,920	83,604	84,813
BRL	Fixed Rate	9.85%	1,184	—	—	—	—	—	1,184	1,214
Ch$(UF)	Fixed Rate	3.88%	3,172	3,829	4,971	16,392	14,108	34,262	76,734	76,776
ARG$	Fixed Rate	14.59%	6,984	174	174	53	—	—	7,385	7,231
Total			99,430	40,142	25,992	28,306	25,147	48,182	267,199	274,462

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

The following table sets forth the Company’s assets and liabilities subject to exchange rate risk as of December 31, 2013. The value of these foreign currency denominated assets and liabilities are represented in millions of Chilean pesos at the applicable exchange rate on December 31, 2013, which is included in the final row of the table.

Assets and Liabilities Subject to Foreign Exchange Risk

As of December 31, 2013

(in million of Ch$/except Exchange Rate)

Applicable Currency of
Asset/Liability	USD(1)	EUR(2)	GBP(3)	CAD(4)	ARS(5)	SEK(6)	NOK(7)	BRL(8)	MXN(9)	ZAR(10)
Cash	3,741	140	2,384	106	221	923	614	1,409	1,375	15
Derivatives Contracts Current	2,812	507	808	464	11	5	19	278	26	—
Other Assets Current	47,153	13,901	45,374	3,207	17,429	9,489	2,453	21,416	9,569	8
Property, Plant and equipment	36,528	—	—	—	—	—	—	—
Derivatives Contracts Non Current	1,436	458	90	473	—	5	—	—	—	—
Other Assets Non Current	49,952	102	102	19	1,374	5	15	1,006	95	4
Total Assets	141,622	15,108	48,758	4,269	19,035	10,427	3,101	24,109	11,065	27
Derivative Contracts Current	1,242	504	1,515	81	38	118	36	130	76	—
Current Liabilities	66,669	3,116	16,160	815	12,415	3,740	1,939	5,423	6,179	26
Derivative Contracts Non Current	1,028	1,892	4,967	140	—	1,079	—	—
Long-Term Liabilities	97,192	—	—	—	943	—	—	4,585	—	—
Total Liabilities	166,131	5,512	22,642	1,036	13,396	4,937	1,975	10,138	6,255	26

Exchange Rate	524.61	724.30	866.41	492.68	80.49	81.80	86.45	222.71	40.14	50.32

(1)	USD: U.S. dollar

(2)	EUR: Euro

(3)	GBP: Pound sterling

(4)	CAD: Canadian dollar

(5)	ARS: Argentine peso

(6)	SEK: Swedish crown

(7)	NOK: Norwegian crown

(8)	BRL: Brazilian real

(9)	MXN: Mexican peso

(10)	ZAR: South African rand

By comparison, the following table represents the Company’s assets and liabilities subject to exchange rate risk as of December 31, 2012.

Assets and Liabilities Subject to Foreign Exchange Risk

As of December 31, 2012

(in million of Ch$/except Exchange Rate)

Applicable Currency of
Asset/Liability	USD(1)	EUR(2)	GBP(3)	CAD(4)	ARS(5)	SEK(6)	NOK(7)	BRL(8)	MXN(9)	ZAR(10)
Cash	2,552	83	1,470	370	122	524	190	2,357	923	9
Derivatives Contracts Current	4,119	1,904	2,187	129	291	17	5	48	35
Other Assets Current	38,388	11,604	33,665	3,449	17,798	7,835	2,592	15,927	8,604	6
Property, Plant and equipment	35,363	—	—	—	—	—	—	—
Derivatives Contracts Non Current	5,773	2,145	990	565	—	—	—	—
Other Assets Non Current	45,064	—	—	—	1,151	—	1	684	53	—
Total Assets	131,259	15,736	38,312	4,513	19,362	8,376	2,788	19,016	9,615	15
Derivative Contracts Current	2,012	273	895	140	—	128	24	186	29
Current Liabilities	107,976	2,803	6,987	1,143	12,693	3,095	1,669	4,452	4,190	4
Derivative Contracts Non Current	1,097	48	476	204	—	—	—	—
Long-Term Liabilities	94,099	—	—	5	435	—	—	—	—	—
Total Liabilities	205,184	3,124	8,358	1,492	13,128	3,223	1,693	4,638	4,219	4

Exchange Rate	479.96	634.45	775.76	482.27	97.70	73.77	85.93	234.98	36.94	56.67

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

In 2013, 65.3% of the grapes used in the production of its premium, varietal, bi-varietals and sparkling wines were purchased by the Company from independent growers in Chile. Additionally, in 2013, the Company purchased the grapes and bulk wine required to produce approximately 78.9% of the popular wines sold by the Company. Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations. As of December 31, 2013, the Company did not hold any grape price-sensitive instrument.

Inflation Risk

A very particular feature of the Chilean financial market is the deepth existing for corporative bonuses denominated in UF which is different for Chilean pesos. This is due to the fact that corporative bonuses in UF provide a guarantee to the investor with a specific return in actual terms, isolating the inflation risk; however this is transferred to the debt issuer. Currently, Viña Concha y Toro is exposed to the UF (Unidad de Fomento) in the following instruments: Corporate Bonds, Bank Loans and Short-term Time Deposits, these latter, decrease in part the Company’s total exposure.

As of December 31, 2013, 31.7% of the Company’s debt is denominated in UF. In order to hedge the fluctuation of UF, the Company has taken swap contracts.

During 2013 the Company recognized a loss amounting to ThCh$1,529,842 which relates to the adjustment of short and long-term financial debts indexed to the variation of UF. A variation of 100 base points in the inflation that refine the UF in this period would generate a greater loss /gain amounting to ThCh$759,767, with effect on profit or loss.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D.      American Depositary Shares

Fees and expenses

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSsare issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or deposited securities or a distribution of ADSs), whichever applicable:

●	taxes and other governmental charges,

●	such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to the name of the Bank of New York Mellon (“the Depositary”) or its nominee or the agent of the Depositary or its nominee on the making of deposits or withdrawals hereunder,

●	such cable, telex and facsimile transmission expenses as are expressly provided in the agreement between the Company and the Depositary

●	such expenses as are incurred by the Depositary in the conversion of foreign currency,

●	a fee not in excess of Ch$ 2,400(aprox. US$5.00) or less per 100 ADS (or portion thereof) for the execution and delivery of ADRs and the surrender of ADRs,

●	a fee for and deduct such fee from, the distribution of proceeds of sales of securities or rights, such fee being in an amount equal to the fee for the issuance of ADS which would have been charged as a result of the deposit by owners of securities (for purposes of this clause 6 treating all such securities as if they were shares) or shares received in exercise of rights distributed to them, but which securities or rights are instead sold by the Depositary and the net proceeds distributed.

The Company will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with the agreements in writing entered into the Depositary and the Company from time to time.

Amounts payable by the depositary to the Company

Fees Incurred in Past Annual Period

Under the fee agreement between us and the Depositary, the Depositary agrees to pay certain fees relating to the maintenance of the ADRs. Certain fees we encounter related to our ADRs are reimbursed to us by the Depositary. From January 1, 2013 to December 31, 2013, we received from the Depositary Ch$ 22.0 million (aprox. US$42,000) corresponding to the annual stock exchange listing fees.

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

(a) Disclosure Controls and Procedures. The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” for the year ended December 31, 2013. Nevertheless, there are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure as of the end of the period covered by this report.

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

The Company’s management, with the assistance of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO1992) in Internal Control-Integrated Framework.

Based on the evaluation under these criteria, management has concluded that, as of December 31, 2013, the Company’s internal control over financial reporting was effective.

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

On May 31, 2012, the Board of Directors approved a new and updated version of the Code of Ethics and Conduct of Viña Concha y Toro and its subsidiaries. The Code summarizes those principles and ethical values and minimum behavior in which must be framed directors, officers and employees of Concha y Toro and its subsidiaries, without exception. The Company’s code of ethics deals primarily with the following issues:

●	Duties of director, managers and personnel;
●	Compliance with labor law and labor rights;
●	Relationship with clients and suppliers;
●	Conflict of interests;
●	Use of property and information;
●	Privileged information;
●	Independence;
●	Punitive liability of the Company;
●	Fair behavior; and
●	Compliance with environment, health and safety laws and regulations.

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

Aggregate fees for professional services rendered by KPMG Auditores Consultores Ltda. (“KPMG”), our independent registered public accounting firm, in each of the last three fiscal years, in each of the following categories are:

	2013 ThCh$	2012 ThCh$	2011 ThCh$
Audit Fees	380,567	413,612	278,669
Audit-related fees	21,896	—	53,640
Tax Fees	37,775	—	16,610
All others fees	110,184	—	—
Total	550,422	413,612	348,919

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

Directors’ Committee and Audit Committee

According to the NYSE, listed U.S. companies must have an audit committee consisting of a minimum of three independent directors who are financially literate and at least one who is a designated financial expert. Chilean law requires open stock companies with a market capitalization greater than UF 1.5 million (approximately Ch$ 35,410 million or US$63.8 million) and at least 12.5% of its shares issued with voting rights are held by individual shareholders who control or have less than 10% such shares, such as the Company, to have a Directors’ Committee, composed of three directors who meet the independence requirements under Chilean law (as described below). The Company has a Directors’ Committee, composed of a majority of independent directors as required by Chilean law, which also performs the functions of the Audit Committee required by the NYSE. For the non-independent director on the Directors’ Committee, the Company relies on an exemption of the NYSE listing standards relating to Audit Committees of Rule 10A-3 promulgated under the Exchange Act. Chilean law has no requirement for members to be financial experts.

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
100

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

VIÑA CONCHA Y TORO S.A.
Registrant

By:
	Name:	Eduardo Guilisasti G.
	Title:	Gerente General/
General Manager
(Chief Executive Officer)

	Date:	April 30, 2014

By:
	Name:	Osvaldo Solar V.
	Title:	Gerente Corporativo de Administración y Finanzas/
Corporate Chief Financial Officer
(Chief Financial Officer)

	Date:	April 30, 2014

EXHIBIT INDEX

Exhibit Number

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

2.1*	Form of Deposit Agreement among the Company, The Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, filed as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

2.2*	Form of Foreign Investment Contract among the Company, The Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADS and ADRs (with English translation), filed as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

2.3*	Central Bank of Chile Chapter XXVI, filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.1*	Agency Agreement dated as of August 31, 1993 between the Company and Banfi Products Corporation, filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.2*	English Translation of Powers of Attorney granted by the Board of Directors of Inversiones Totihue S.A. to Family Principal Shareholders filed as Exhibit 3.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.3*	English Translation of Powers of Attorney granted by the Board of Directors of Rentas Santa Bárbara S.A. to Family Principal Shareholders filed as Exhibit 3.3 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.4*	English Translation of Shareholders Agreement, dated August 20, 1999, entered into by Guilisasti family and other affiliated parties relating to, among others, the transfer and voting of Common Stock filed as Exhibit 3.4 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1999.

4.1*	English Translation of the Shareholders’ Agreement, dated June 30, 1997, entered into by Viña Concha y Toro S.A. and Baron Philippe de Rothschild, relating to the creation of Viña Almaviva S.A. filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

Exhibit Number

4.2*	English Translation of the Shareholders’ Agreement, dated November 15, 2000, entered into by Viña Concha y Toro S.A. and Amorim & Irmaos, S.G.P.S. S.A. relating to, among others, the transfer and voting of common stock and the management and administration of Industria Corchera, S.A. filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

4.3*	Stock Purchase Agreement, dated March 1, 2011, entered into by Viña Concha y Toro S.A. and Brown-Forman Corporation relating to the acquisition of Fetzer Vineyards.

4.4*	Limited Liability Company Agreement of Excelsior Wine Company, LLC dated July 14, 2011, entered into by VCT USA Inc, a fully owned subsidiary of Viña Concha y Toro and Banfi Chile LLC, a fully owned subsidiary of Banfi Products Corpotation.

8.1*	List of Significant Subsidiaries. Our significant subsidiaries, their jurisdictions of incorporation and the names under which they do business are identified in Item 4 “Information on the Company — Organizational Structure.”

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley (filed herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporates it by reference.)

*Previously filed.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

Ch$	-	Chilean pesos

ThCh$	-	Thousands of Chilean pesos

USD	-	United States dollars

ThUSD	-	Thousands of United States dollars

UF	-	The UF (Unidad de Fomento) is an inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Chilean Consumer Price Index of the previous month.

Report of Independent Registered Accounting Firm

The Board of Directors and Shareholders of
     Viña Concha y Toro S.A.:

We have audited the accompanying consolidated statements of financial position of Viña Concha y Toro S.A. and subsidiaries (the Company) as of December 31, 2013 and 2012 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Viña Concha y Toro S.A.´s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO-1992), and our report dated April 30, 2014, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Ltda.
Santiago, Chile
April 30, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
     Viña Concha y Toro S.A.:

We have audited the internal control over financial reporting of Viña Concha y Toro S.A. (the Company) as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO-1992). The Company´s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Viña Concha y Toro S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated April 30, 2014 expressed an unqualified opinion on those consolidated financial statements.

KPMG Ltda.

Santiago, Chile
April 30, 2014

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,	As of December 31,
ASSETS	Note	2013	2012
		ThCh$	ThCh$

Current Assets
Cash and cash equivalents	(6)	12,850,652	58,876,331
Other current financial assets	(7)	8,231,443	12,078,147
Other non-financial current assets	(16)	13,925,672	10,289,993
Trade and other accounts receivable, current net	(8)	140,313,528	134,361,521
Accounts receivable from related parties, current	(9)	6,396,429	8,717,264
Inventories	(10)	223,694,941	192,199,415
Current biological assets	(15)	14,821,587	14,342,503
Current tax assets	(21)	14,084,269	16,762,456

Total Current Assets		434,318,521	447,627,630

Non-Current Assets
Other non-current financial assets	(7)	2,608,160	9,493,563
Other non-financial assets, non-current	(16)	3,740,708	2,737,005
Investments accounted for using the equity method	(11)	17,137,522	15,477,570
Intangible assets other than goodwill	(13)	30,755,821	28,803,498
Goodwill	(12)	22,812,855	20,871,234
Property, plant and equipment, net	(14)	261,515,330	257,672,949
Non-current biological assets	(15)	68,552,823	64,537,068
Deferred tax assets	(21)	8,712,421	8,892,435

Total non-current assets		415,835,640	408,485,322

Total Assets		850,154,161	856,112,952

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	As of December 31, 2013	As of December 31, 2012
		ThCh$	ThCh$
Current liabilities
Other current financial liabilities	(18)	68,470,159	103,139,210
Trade accounts payable and other current accounts payable	(20)	71,568,509	73,044,975
Current accounts payable to related companies	(9)	3,340,124	2,850,186
Other current provisions	(24)	26,820,724	20,964,117
Current tax liabilities	(21)	17,409,417	16,154,482
Current accruals due to benefits to employees	(23)	8,838,514	8,309,989
Other current non-financial liabilities		713,443	616,767

Total current liabilities		197,160,890	225,079,726

Non-current liabilities
Other non-current financial liabilities	(18)	185,109,197	169,586,261
Non-current accounts payable to related companies	(9)	898,543	1,086,323
Deferred tax liabilities	(21)	34,612,075	33,604,714
Non-current accruals due to benefits to employees	(23)	2,217,219	1,972,762
Other non-financial liabilities, non-current		61,459	333,192

Total non-current liabilities		222,898,493	206,583,252

Total Liabilities		420,059,383	431,662,978

Equity
Issued capital	(26)	84,178,790	84,178,790
Accumulated Profits/(losses)		347,130,684	326,929,352
Other reserves		(2,094,013)	12,768,637

Equity attributable to the owners of the controlling entity		429,215,461	423,876,779

Non-controlling interest		879,317	573,195

Total equity		430,094,778	424,449,974

Total liabilities and Equity		850,154,161	856,112,952

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

		For the year ended	For the year ended	For the year ended
STATEMENT OF INCOME	Note	December 31, 2013	December 31, 2012	December 31, 2011
		ThCh$	ThCh$	ThCh$

Income from ordinary activities	(29)	475,622,285	448,249,781	422,735,429
Cost of sales	(30)	(311,387,251)	(302,963,228)	(280,156,889)

Gross profit		164,235,034	145,286,553	142,578,540

Other income by function		694,505	1,296,593	19,968,835
Distribution costs	(30)	(108,403,857)	(91,255,731)	(82,983,352)
Administrative expenses	(30)	(19,206,540)	(18,039,175)	(18,384,585)
Other expenses by function	(30)	(1,106,452)	(1,124,236)	(1,033,162)

Income (losses) from operating activities		36,212,690	36,164,004	60,146,276

Financial income	(31)	1,090,228	1,108,530	379,672
Financial expense	(31)	(9,709,871)	(8,792,445)	(6,315,807)
Equity in income of associates and joint ventures accounted for using the equity method, net of tax		1,901,470	2,697,187	2,031,073
Foreign currency exchange gain/(losses)	(31)	14,224,960	10,564,798	8,039,442
Income (expenses) by adjustment units	(31)	(1,348,350)	(973,542)	(757,474)

Income before tax		42,371,127	40,768,532	63,523,182

Income tax expense	(21)	(8,762,006)	(10,465,482)	(13,040,792)

Net income from continuing operations		33,609,121	30,303,050	50,482,390

Net income		33,609,121	30,303,050	50,482,390

Profit (loss) attributable to:
Profit (loss) attributable to equity holders of controlling interest		33,173,641	30,021,933	50,482,390
Profit (loss) attributable to non-controlling interests		435,480	281,117	—

Net income		33,609,121	30,303,050	50,482,390

Earnings per share
Basic and diluted earnings per share in continuing operations		44.41	40.19	67.58

Basic earnings per share		44.41	40.19	67.58

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

	For the year ended	For the year ended	For the year ended
STATEMENT OF OTHER COMPREHENSIVE INCOME	December 31, 2013	December 31, 2012	December 31, 2011
	ThCh$	ThCh$	ThCh$

Net income for the year	33,609,121	30,303,050	50,482,390

Other comprehensive income components before taxes

Currency translation differences
Gains (losses) from foreign currency translation differences, before tax	429,162	502,116	945,826

Actuarial benefit plans
Actuarial gains (losses) from defined benefit plans	(64,542)	—	—

Financial assets available for sale
Gains / (losses) due to new measurements of financial assets available for sale, before tax.	(31,654)	528,678	(24,542)

Cash flow hedges
Gains (losses) due to cash flow hedges, before taxes	(19,295,010)	9,685,440	(5,457,377)

Income tax related to components of other comprehensive income

Income tax related to financial assets available for sale of other comprehensive income	6,069	(105,736)	4,908
Income tax related to cash flow hedges of other comprehensive income	4,080,416	(1,669,902)	866,704

Income tax related to defined benefit plans from other comprehensive income	12,909	—	—

Total comprehensive income	18,746,471	39,243,646	46,817,909

Comprehensive income attributable to:
Comprehensive income attributable to equity holder of the parent.	18,310,991	38,962,529	46,817,909
Comprehensive income attributable to non-controlling interest	435,480	281,117	—

Total comprehensive income	18,746,471	39,243,646	46,817,909

See accompanying notes to these consolidated financial statements.

STATEMENT OF CHANGES IN EQUITY BETWEEN JANUARY 1 AND DECEMBER 31, 2013

STATEMENT OF CHANGES IN EQUITY	Issued capital	Foreign currency translation difference reserve	Cash flow hedge reserves	Reserves of gains and losses on defined benefit plans	Reserves of gains or losses in remeasurement of financial assets available for sale	Other miscellaneous reserves	Total reserves	Accumulated profits (losses)	Equity attributable to equity holders of the parent	Noncontrolling interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance As of January 1, 2013	84,178,790	(278,423)	11,332,601	—	446,697	1,267,762	12,768,637	326,929,352	423,876,779	573,195	424,449,974
Changes in equity								—		—	—
Comprehensive income								—		—	—
Net income	—	—	—	—	—	—	—	33,173,641	33,173,641	435,480	33,609,121
Other comprehensive income	—	429,162	(15,214,594)	(51,633)	(25,585)	—	(14,862,650)	—	(14,862,650)	—	(14,862,650)
Comprehensive income	—	429,162	(15,214,594)	(51,633)	(25,585)	—	(14,862,650)	33,173,641	18,310,991	435,480	18,746,471
Emisión de patrimonio	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	(12,972,309)	(12,972,309)	—	(12,972,309)
Increase (decrease) due to transfers and other changes	—	—	—	—	—	—	—	—	—	(129,358)	(129,358)
Total changes in equity	—	429,162	(15,214,594)	(51,633)	(25,585)	—	(14,862,650)	20,201,332	5,338,682	306,122	5,644,804
Final balance As of December 31, 2013	84,178,790	150,739	(3,881,993)	(51,633)	421,112	1,267,762	(2,094,013)	347,130,684	429,215,461	879,317	430,094,778

See accompanying notes to these consolidated financial statements.

STATEMENT OF CHANGES IN EQUITY BETWEEN JANUARY 1 AND DECEMBER 31, 2012

STATEMENT OF CHANGES IN EQUITY	Issued capital	Foreign currency translation difference reserve	Cash flow hedge reserves	Reserves of gains or losses in remeasurement of financial assets available for sale	Other miscellaneous reserves	Total reserves	Accumulated profits (losses)	Equity attributable to equity holders of the parent	Noncontrolling interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance As of January 1, 2012	84,178,790	(780,539)	3,317,063	23,755	1,267,762	3,828,041	310,204,731	398,211,562	292,402	398,503,964
Changes in equity							—		—	—
Comprehensive income							—		—	—
Net income	—	—	—	—	—	—	30,021,933	30,021,933	281,117	30,303,050
Other comprehensive income	—	502,116	8,015,538	422,942	—	8,940,596	—	8,940,596	—	8,940,596
Comprehensive income	—	502,116	8,015,538	422,942	—	8,940,596	30,021,933	38,962,529	281,117	39,243,646
Dividends	—	—	—	—	—	—	(13,284,018)	(13,284,018)	—	(13,284,018)
Increase (decrease) due to transfers and other changes	—	—	—	—	—	—	(13,294)	(13,294)	(324)	(13,618)
Total changes in equity	—	502,116	8,015,538	422,942	—	8,940,596	16,724,621	25,665,217	280,793	25,946,010
Final balance As of December 31, 2012	84,178,790	(278,423)	11,332,601	446,697	1,267,762	12,768,637	326,929,352	423,876,779	573,195	424,449,974

See accompanying notes to these consolidated financial statements.

STATEMENT OF CHANGES IN EQUITY BETWEEN JANUARY 1 AND DECEMBER 31, 2011

STATEMENT OF CHANGES IN EQUITY	Issued capital	Foreign currency translation difference reserve	Cash flow hedge reserves	Reserves of gains or losses in remeasurement of financial assets available for sale	Other miscellaneous reserves	Other reserves	Accumulated profits (losses)	Equity attributable to equity holders of the parent	Noncontrolling interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance As of January 1, 2011	84,178,790	(1,726,365)	7,907,736	43,389	1,267,762	7,492,522	279,004,115	370,675,427	1	370,675,428
Changes in equity							—		—	—
Comprehensive income							—		—	—
Net income	—	—	—	—	—	—	50,482,390	50,482,390	—	50,482,390
Other comprehensive income	—	945,826	(4,590,673)	(19,634)	—	(3,664,481)	—	(3,664,481)	—	(3,664,481)
Comprehensive income	—	945,826	(4,590,673)	(19,634)	—	(3,664,481)	50,482,390	46,817,909	—	46,817,909
Dividends	—	—	—	—	—	—	(19,339,429)	(19,339,429)	—	(19,339,429)
Increase (decrease) due to transfers and other changes	—	—	—	—	—	—	57,655	57,655	292,401	350,056
Total changes in equity	—	945,826	(4,590,673)	(19,634)	—	(3,664,481)	31,200,616	27,536,135	292,401	27,828,536
Final balance As of December 31, 2011	84,178,790	(780,539)	3,317,063	23,755	1,267,762	3,828,041	310,204,731	398,211,562	292,402	398,503,964

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS – DIRECT METHOD

STATEMENTS OF CASH FLOWS	For the year ended December 31, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011
	ThCh$	ThCh$	ThCh$

Cash flows provided by (used in) operating activities
Classes of collections by operating activities
Collections from sales of goods and services delivered	426,745,448	420,431,892	408,863,453
Classes of payments

Payments to suppliers related to the supply of goods and services	(336,740,553)	(344,816,959)	(355,720,329)

Payments to and in behalf of employees	(50,658,136)	(50,677,085)	(39,184,314)
Dividends paid	(12,026,796)	(19,422,156)	(16,770,284)
Dividends received	70,165	273,428	—
Interest received	1,106,720	83,182	778,361
Income taxes reimbursed (paid)	(5,978,368)	(2,657,348)	4,674,083
Other cash inflows	4,463,747	15,588,555	11,713,621
Net cash flows provided by (used in) operating activities	26,982,227	18,803,509	14,354,591

Cash flows provided by (used in) investing activities

Other payments to acquire equity or debt instruments from other entities	—	—	(111,566,004)

Amounts provided by sale of property, plant and equipment	466,118	287,375	1,311,307
Purchases of property, plant and equipment	(27,254,478)	(27,921,939)	(25,580,264)
Amounts provided by sale of intangible assets	—	8,833	17,769
Purchases of intangible assets	(871,067)	(837,576)	(888,842)
Amounts provided by government subsidies	136,370	65,768	23,191
Dividends received	393,982	—	—
Other cash movements	—	(156,150)	(3,738)
Net cash flows provided by (used in) investing activities	(27,129,075)	(28,553,689)	(136,686,581)

Cash flows provided by (used in) financing activities
Proceeds provided by long-term loans	78,950,259	111,991,262	149,671,324
Loans payments	(118,314,821)	(53,096,961)	(18,903,176)
Interest paid	(7,523,985)	(10,245,899)	(4,308,193)
Other cash inflows	(134,824)	—	—
Net cash flows provided by (used in) financing activities	(47,023,371)	48,648,402	126,459,955

Net increase (decrease) in cash and cash equivalent, before the effect of changes in exchange rate	(47,170,219)	38,898,222	4,127,965

Effects of variation in exchange rate on cash and cash equivalents
Effects of variation in exchange rate on cash and cash equivalents	1,144,540	(877,288)	(30,117)
Net Increase (decrease) of cash and cash equivalents	(46,025,679)	38,020,934	4,097,848
Cash and cash equivalents at beginning of period	58,876,331	20,855,397	16,757,549
Cash and cash equivalents at the end of year	12,850,652	58,876,331	20,855,397

See accompanying notes to these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. GENERAL CONSIDERATIONS

The Company’s name is Viña Concha y Toro S.A. ID No. 90.227.000 – 0, registered as an Open Corporation. The Company is located in Avda. Nueva Tajamar 481, North Tower, Floor Nº 15, Las Condes, Santiago, Chile, phone (56-2) 476-5000, fax (56-2) 203-6740, postal box No. 213, Central Post Office, Santiago, e-mail webmaster@conchaytoro.cl, Website www.conchaytoro.com, with mnemonic in Chilean Stocks: Conchatoro and mnemonic in NYSE: VCO.

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

The Company has developed a wide wine portfolio using the brand Concha y Toro. Likewise, the Company has fostered certain projects through its subsidiaries Viña Cono Sur, Viña Maipo, Viña Quinta de Maipo, Viña Maycas del Limarí, Viña Canepa, Viñedos Los Robles, Fetzer Vineyards and Trivento Bodegas y Viñedos. Additionally, together with the prestigious French winery Barón Philippe de Rothschild through a joint venture, Viña Almaviva S.A., produces the Almaviva icon, a first class wine.

The Company has presence in the main vineyard valleys of Chile: Valle del Limarí, Casablanca, San Antonio, Maipo, Cachapoal, Colchagua, Curicó and Maule.

In the distribution business, the Company participates through the subsidiaries, Comercial Peumo Ltda. (which has the most extensive own network for the distribution of wines in the domestic market) and Concha y Toro UK Limited (United Kingdom);In 2008,in order to strengthen its distribution, the Company established its own distribution offices in Brazil, Sweden, Norway and Finland; these began their operations during 2009.

On March 30, 2010 it was formed the subsidiary VCT Group of Wineries Asia Pte. Ltd. in Singapore aimed to reinforce the presence of Viña Concha y Toro in Asia. The subsidiary is responsible to promote and distribute the products in the region.

On April 15, 2011, the subsidiary VCT USA Inc. was incorporated in accordance with the laws in the State of Delaware, in the United States. Through this subsidiary, the Company acquired 100 % of the shares of the U.S. wine production company, Fetzer Vineyards domiciled in California, United States of America.

This acquisition contemplated a portfolio of brand names mainly focused on the US market including, Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary and the license of Little Black Dress. Likewise, Fetzer Vineyards has 453 hectares of own and leased vineyards in Mendocino County in California and warehouses for 36 million liters in Hopland, California, and for 6.4 million liters in Paso Robles, also located in the State of California, United States. Fetzer Vineyards has bottling facilities in Hopland, California where has approximately 253 employees.

On May 13, 2011, the Company acquired 40% of Southern Brewing Company S.A. (Cervezas Kross) with the purpose of obtaining active participation in the domestic premium beer segment.

On April, 15, 2013, a capital increase was carried out which increased the direct ownership of Viña Concha y Toro S.A. to 49%.

On July 14, 2011, VCT USA Inc. together with Banfi Corporation, formed a joint venture with interest of 50% each, in the incorporation of Excelsior Wine Company, LLC. Through this incorporation the distribution of our products becomes exclusively performed by this new company, which was formerly performed by Banfi Corporation.

In August, 2011, in order to reach new markets, the Company formed the subsidiary, VCT México S. de R.L. de C.V. and through this, jointly with Aldimerco, S.A. de C.V, incorporated, VCT & DG México S.A. de C.V., in accordance with the laws of the Federal District in Mexico. This Company commenced its operations in mid-2012, and is committed to distribute our products.

During November 2011, the Company incorporated the subsidiary, Concha y Toro Canada Limited, in the State of New Brunswick in Canada. These new subsidiary is intended to promote our products in Canada.

On January 20, 2012, in Cape Town, South Africa the subsidiary VCT Africa & Middle East Proprietary Limitedwas formed. This new subsidiary is intended to promote our products in Africa and Middle East.

In January 2013, it was formed Gan Lu Wine Tranding (Shanghai) Co., Ltd., this subsidiary is committed to promote our products in China.

In March of 2013, Viña Cono Sur Organico SpA was established, this subsidiary has the sole purpose of producing and selling organic grape to its parent Cono Sur S.A.

In April 2013, the company acquired 100% of the shares of the Norway company Agardh 227 AS (company with no accounting transactions and assets), changing its Company name to VCT Norway AS. This subsidiary is intended to promote and distribute the products of Fetzer Vineyards in Norway.

In June 2013, Cono Sur France SARLwas established, this subsidiary aims to promote the products of Viña Cono Sur in Europe.

In September 2013, VCT Wine Retail in Brazilwas established, whose objective is to perform corporate investments and ownerships in other companies.

In other export markets, the Company maintains strategic relationships with significant specialized distributors.

The Concha y Toro Group is composed of the companies detailed in 2.2.1.

Majority shareholders

The 12 majority shareholders are as follows:

Name	Number of shares	Ownership %
Inversiones Totihue S.A.	87,615,431	11.73%
Rentas Santa Barbara S.A.	85,274,628	11.42%
Banco Itau Cta. de Inversionistas	50,264,439	6.73%
Banco de Chile Cta. de Terceros	36,501,601	4.89%
Inversiones Quivolgo S.A.	31,348,071	4.20%
Fundacion Cultura Nacional	26,964,775	3.61%
Inversiones GDF Ltda.	24,492,173	3.28%
Constructora Santa Marta Ltda.	22,293,321	2.98%
Agroforestal e Inversiones Maihue Ltda.	22,159,144	2.97%
The Bank of New York Según Circ. 1375 S.V.S.	21,719,100	2.91%
Banco Santander Cta. De Terceros	18,038,643	2.41%
A.F.P. Provida S.A. Fondo de Pensiones	17,890,464	2.39%
Total	444,561,790	59.51%

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

Pursuant to its By-laws, the Board of Directors remuneration for 2013 was established by the Company’s shareholders at the General Shareholders’ Meeting as 1.3% of the net profit for the year. In addition, an allowance of UF300 per month was approved for executive responsibilities of the Chairman of the Board.

The remuneration paid to the Members of the Directors’ Committee for 2013 is equivalent to one third additional to the total remuneration that the director receives as such, in accordance with Article 50 bis of the Publicly-held Corporations Act and Circular No. 1956 issued by the Chilean Superintendence of Securities and Insurance.

Staffing

As of December 31, 2013, the staffing and detail of the Company’s permanent personnel is as follows:

	Parent company	Affiliates in Chile	Affiliates abroad	Consolidated
Managers, assistant managers and main executives	84	25	65	174
Professionals and technicians	530	125	176	831
Operators, sales and administrative employees	1,451	531	609	2,591
Total	2,065	681	850	3,596

NOTE 2. BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

2.1	Basis of Preparation

2.1.1	Financial Statements

The consolidated financial statements of Viña Concha y Toro and subsidiaries as of December 31, 2013 have been prepared in conformity with International Financial Reporting Standards (IFRSs), issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been approved by the Board of Directors on March 27, 2014. Consequently, Company´s management is authorized to issue and publish these consolidated financial statements.

2.1.2	Basis of Measurement

The consolidated financial statements have been prepared on the cost basis except for the following material items included in the financial statements:

-	hedging financial instruments are measured at fair value;

-	available-for-sale financial assets are measured at fair value;

-	financial instruments through profit and loss are valued at fair value; and

-	the provision for severance indemnities is determined on the basis of an actuarial calculation.

-	the agricultural product at the time of harvest at fair value less sales cost (See note 2.13)

Certain 2012 balances have been reclassified for comparison purposes.

2.1.3	Accounting Period

The Consolidated Financial Statements cover the following years:

-	Classified Consolidated Statements of Financial Position for the years ended December 31, 2013 and 2012.

-	Consolidated Classified Statements of Comprehensive Income for the years between January 1 and December 31, 2013, 2012 and 2011.
F-15

-	Consolidated Statements of Other Comprehensive Income for the years between January 1 and December 31, 2013, 2012 and 2011.

-	Consolidated Statements of Changes in Equity for the years between January 1 and December 31, 2013, 2012 and 2011.

-	Consolidated Statements of Cash Flows – Direct Method for the years between January 1 and December 31, 2013, 2012 and 2011.

2.1.4	Use of Estimates and Judgments

In preparing these consolidated financial statements, certain estimates made by the Company’s management have been used in order to quantify certain assets, liabilities, revenue, expenses and commitments which are recorded therein. These estimates basically refer to the following:

-	The assessment of indicators for possible impairment losses of Property, plant and equipment, Intangible Assets and Investments.

-	The criteria used for measuring certain assets, example, trade receivables.

-	The assumptions used in the projection of discounted cash flows.

-	The actuarial calculation for severance indemnity obligations.

-	The fair value of derivatives or other financial instruments.

-	Net realizable value and obsolescence estimates.

-	The fair value of biological assets.

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

In the accompanying consolidated statement of financial position, balances are classified considering their maturity dates; i.e., current balances include those maturing in a period equal to or lower than twelve months and non-current include all those balances for a period that exceeds twelve months. In the event that there are obligations whose maturity is lower than twelve months but whose long-term refinancing is assured at the Company’s discretion, through loan agreements unconditionally available maturing at long-term, these could be classified as long-term liabilities.

2.1.6	New Standards and Interpretations Issued but Not yet Adopted

As of the date of issue of these Consolidated Financial Statements, amendments, improvements and interpretations have been published on existing standards that have become effective, which the Company has adopted and applied as and when required. These were mandatory on the dates indicated below.

New standard, Improvements and Ammendments		Date of mandatory application
Amendment IAS 19	Benefits to employees	January 1, 2013
Amendment IFRS 7	Exposure- Ofsetting of financial assets and liabilities	January 1, 2013
Amendment IAS 27	Separated Financial Statements	January 1, 2013
Improvements IAS 28	Investments in associated companies and join ventures	January 1, 2013
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint agreements	January 1, 2013
IFRS 12	Disclosure of interests in other entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
Improvements IAS	Relates to a series of improvements, which are necessary but not urgent, which modify the following standards: IFRS 1, IAS 1, IAS 16, IAS 32 and IAS 34.	January 1, 2013
Transition Guide (Amendment IFRS 10, 11 and 12)	These amendments clarify the transition guidance in IFRS 10. Additionally, these amendments simplify the transition of IFRS 10, IFRS 11 and IFRS 12.	January 1, 2013

Likewise, at the date of issue of these Consolidated Financial Statements. The following accounting pronouncements have been issued by the IASB but have not become effective and are mandatory on the dates indicated below.

	New standards	Date of mandatory application
Amendment IAS 32	Classification of right issues	January 1, 2014
Amendment IFRS 10, 12 and IAS 27	Investment Entities, Consolidated financial statements; Disclosure of Interests in Other Entities and Separate Financial Statements	January 1, 2014
IAS 36	Information to be Disclosed on the recoverable amount of non financial assets	January 1, 2014
IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRS 9	Financial instruments: Measurement and classification	Not defined
CI IFRS 21	Encumbrances	January 1, 2014
Amendment IFRS 9	Financial instruments: Measurement and classification	Not defined
Amendment IAS 39	Financial Instruments: Recognition and Measurement	January 1, 2014
Amendment IAS 19	Benefits to employees	July 1, 2014
Amendment IFRS (Period 2010-2012 and 2011-2013)	Relates to a series of improvements, which are necessary but not urgent, which modify the following standards: IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24, IAS 38 y IAS 40	July 1, 2014

Management of the Company believes that these new standards will have no significant impact on the Group’s financial statements.

2.1.7	Significant Accounting Policies

The main critical policies are as follows:

-	Bad debt estimate;

-	Current and Deferred Taxes;

-	Inventories

-	Goodwill

-	Property, plant and equipment and Financial Assets

-	Investments in foreign associates;

-	Derivative Financial Instruments

-	Revenue recognition

-	Biological assets

-	Intangible Assets

-	Benefits to employees

-	Provisions

2.2	Basis of Consolidation

The Consolidated Financial Statements include assets, liabilities, profit or loss and cash flows of Viña Concha y Toro and its subsidiaries. The effects of significant transactions performed with subsidiaries have been eliminated and it has been recognized the related non-controlling ownership which is presented in both the statement of financial position and statement of income, under non-controlling interest. The accounting policies of direct and indirect subsidiaries are aligned with the company´s accounting policies.

2.2.1	Subsidiaries

The subsidiaries are those entities on which Viña Concha y Toro exercises, direct or indirect control, understood as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This ability is shown in general, although not solely, as the direct or indirect ownership of 50% or more of the entity’s rights.

To account for the acquisition of subsidiaries, Viña Concha y Toro uses the acquisition method. The acquisition cost is the fair value of assets delivered, equity instruments issued and liabilities incurred or assumed in the exchange date, and other costs directly attributable to the acquisition. Identifiable assets acquired, identifiable liabilities and contingencies assumed in a business combination are valued by its fair value in the acquisition date. The excess of acquisition cost on the fair value of the Company’s ownership in net identifiable assets acquired is recognized as goodwill. Whether the acquisition cost is lower than the fair value of net assets of the acquired subsidiary, the difference is directly recognized in the statement of income.

The subsidiaries whose financial statements have been included in consolidation are as follows:

		Ownership Percentages
					As of
Tax ID No.	Company	As of December 31, 2013			December
					31, 2012
		Direct	Indirect	Total	Total
85.037.900-9	Comercial Peumo Ltda.	—	100.0000%	100.0000%	100.0000%
84.712.500-4	Bodegas y Viñedos Quinta de Maipo SpA (Ex Viña Palo Alto SA)	54.3236%	45.6764%	100.0000%	100.0000%
82.117.400-7	Soc. Export.y Com. Viña Maipo SpA	—	100.0000%	100.0000%	100.0000%
85.687.300-5	Transportes Viconto Ltda.	—	100.0000%	100.0000%	100.0000%
86.326.300-K	Viña Cono Sur S.A.	—	100.0000%	100.0000%	100.0000%
0-E	Trivento Bodegas y Viñedos S.A.	—	100.0000%	100.0000%	100.0000%
0-E	Concha y Toro UK Limited	99.0000%	1.0000%	100.0000%	100.0000%
0-E	Cono Sur Europe Limited	—	100.0000%	100.0000%	100.0000%
96.585.740-0	Soc. Export. y Com. Viña Canepa S.A.	—	100.0000%	100.0000%	100.0000%
96.921.850-K	Inversiones Concha y Toro SpA	100.0000%	—	100.0000%	100.0000%
99.513.110-2	Inversiones VCT Internacional SpA	35.9900%	64.0100%	100.0000%	100.0000%
0-E	Finca Lunlunta S.A.	—	100.0000%	100.0000%	100.0000%
76.898.350-K	Viña Maycas del Limarí Limitada	—	100.0000%	100.0000%	100.0000%
0-E	Finca Austral S.A.	—	100.0000%	100.0000%	100.0000%
0-E	VCT Brasil Importación y Exportación Ltda.	—	100.0000%	100.0000%	100.0000%
0-E	Concha y Toro Sweden AB	—	100.0000%	100.0000%	100.0000%
0-E	Concha y Toro Finland OY	—	100.0000%	100.0000%	100.0000%
0-E	Concha y Toro Norway AS	—	100.0000%	100.0000%	100.0000%
76.048.605-1	Viñedos Los Robles SpA	—	100.0000%	100.0000%	100.0000%
0-E	Concha y Toro Shanghai SRO	100.0000%	—	100.0000%	100.0000%
0-E	VCT Group Of Wineries Asia Pte. Ltd.	—	100.0000%	100.0000%	100.0000%
0-E	VCT USA, Inc.	100.0000%	—	100.0000%	100.0000%
0-E	Fetzer Vineyards, Inc.		100.0000%	100.0000%	100.0000%
0-E	VCT Mexico, S. de R.L. de C.V.		100.0000%	100.0000%	100.0000%
0-E	VCT & DG Mexico, S.A. de C.V.		51.0000%	51.0000%	51.0000%
0-E	Concha y Toro Canadá Limited		100.0000%	100.0000%	100.0000%
76.273.678-0	Viña Cono Sur Orgánico SpA.		100.0000%	100.0000%	—
0-E	VCT África & Middle East Proprietary Ltd.		100.0000%	100.0000%	100.0000%
0-E	Gan Lu Wine Trading (Shanghai) Co. Limited		100.0000%	100.0000%	—
0-E	VCT Norway AS		100.0000%	100.0000%	—
0-E	Cono Sur France S.A.R.L		100.0000%	100.0000%	—
0-E	VCT Wine Retail Participacoes Ltda.		100.0000%	100.0000%	—

Interest of external partners, represent the portion assignable to them of own funds and profit or loss as of December 31, 2013 and 2012, of those companies which are consolidated according to the global integration method, and are presented as “Non-controlling interest”, in total equity in the attached consolidated statement of financial position and in the heading “Earnings attributable to non-controlling interests”, in the accompanying consolidated statement of income.

The translation to the presentation currency of financial statements of foreign companies with functional currency other than the Chilean peso is performed as is indicated in 2.2.2:

Foreign currency translation differences generated by the translation to the currency used in the consolidated financial statements are recorded under “Foreign currency translation differences” within equity.

All balances and transactions between consolidated companies have been eliminated in the consolidation process.

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

The assignment is performed in those Cash Generating Units (CGUs) which are expected to obtain benefits from the business combination from which this goodwill arose.

2.3	Segment Reporting on Financial Information

The Concha y Toro Group reports financial information by segments considering the information available to the Company’s key decision makers in regard to matters which allow measuring profitability and making decisions on investments in business areas in conformity with IFRS 8. The Company operates in two business segments: Wine Production and Other.

2.4	Transactions in Foreign Currencies and Income Adjustment Units

Transactions and balances

Transactions in foreign currencies are recorded at the initial time, applying the exchange rate in force at the trade date. Balances of monetary assets and liabilities are translated at year-end exchange rate; non-monetary entries in foreign currency which are measured in terms of historic cost are translated using the exchange rate in force at the transaction date. Non-monetary entries in foreign currencies which could be valued at fair value are translated using the exchange rate in force at the date in which the fair value is determined at the reporting date.

Exchange rates used to translate monetary assets and liabilities, denominated in foreign currency at each year-end in regard to the Chilean peso, are as follows:

Foreign currencies	Def	As of December 31, 2013	As of December 31, 2012
Adjustments Units (*)	UF	23,309.56	22,840.75
US Dollar	USD	524.61	479.96
Pound Sterling	GBP	866.41	775.76
Euro	EUR	724.30	634.45
Canadian Dollar	CAD	492.68	482.27
Singaporean Dollar	SGD	413.99	392.32
Brazilian Real	BRL	222.71	234.98
Argentinean Peso	ARS	80.49	97.70
Norway Crown	NOK	86.45	85.93
Swedish Crown	SEK	81.80	73.77
South African Rand	ZAR	50.32	56.67
Mexican Peso	MXN	40.14	36.94
Japanese Yen	JPY	4.99	5.58

(*) Adjustment unit corresponds to “Unidad de Fomento” (UF) which is a chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based in changes in the previous month’s inflation rate.

2.5	Cash and Cash Equivalents

Cash and cash equivalents correspond to balances in cash, banks and short-term highly-liquid investments that are readily convertible to known amounts of cash and subject insignificant risk of changes in their value with maturities of three months or less, from the adquisition date.

2.6	Financial Instruments

-	Financial assets

Viña Concha y Toro S.A. and subsidiaries classify their financial assets under the following categories: at fair value through profit or loss available for sale and held-to maturity financial assets. The classification depends on the purpose with which these financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

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

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments, have fixed maturities, and that the Company has the positive intention and ability to hold to maturity. After the initial measurement, held-to-maturity financial investments are subsequently measured at amortized cost. This cost is calculated as the amount initially recognized less capital prepayments, plus or minus accumulated amortization using the effective interest rate method of any difference between the amount initially recognized and the amount at maturity, less any impairment loss determined according to market values.

2.6.3	Loans and trade receivables

Loans and trade receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Current assets include all recoverable items except for those with maturities exceeding 12 months from the year-end date, which are classified as non-current assets. Loan and trade receivables are included within “Trade and other current receivables” within the statement of financial position.

Trade and other current receivables, are initially recognized at their fair value (nominal amount which in some cases includes embedded interest) and subsequently at amortized cost according to the effective interest method, less an allowance for impairment loss. This cost is calculated as the amount initially recognized less capital prepayments, plus or minus accumulated amortization using the effective interest rate method of any difference between the amount initially recognized and the amount at maturity, less any impairment loss determined according to market values. Gains and losses are recognized in the statement of income when items are derecognized or impaired, as well as through the amortization process. When the nominal amount does significantly differ from the fair value, the item is recognized at it nominal amount. An allowance for impairment loss of trade receivables is established when there is objective evidence on the basis of a case-to-case study.

Upon failure of all pre-legal and legal collection management efforts, the Company derecognizes the assets against the allowance account established. To improve control, the Company only uses the allowance and not the direct write-off.

Historical and current renegotiations are no relevant and the policy consists of analyzing on a case-by-case basis in order to classify them pursuant to the existence of risk determining whether their reclassification to pre-legal collection is applicable. An allowance for overdue and amounts falling due is accrued if applicable.

2.6.4	Financial Assets available for sale

Financial assets available for sale are those which are specially designed as such or those not qualifying within the 3 prior categories. These financial assets are included in the consolidation statement of financial position as fair value when is possible to determine this in a reliable manner. In case of ownerships in unlisted companies or that have low liquidity, generally, the market value cannot be determined in a reliable manner. When this case exists, these are valued at acquisition cost or for a lower amount if there is evidence of its impairment. Changes of fair value, net of its tax effect, are recorded in other comprehensive income, up to the alienation of these investments. Then the accumulated amount of this item is totally imputed in the gain or loss for the year. In case the fair value is lower to the acquisition cost, if there is an objective evidence that the assets has suffered an impairment which cannot be considered as temporary, the difference is directly recorded in losses for the year.

-	Financial liabilities

The Company classifies its financial liabilities under the following categories: at fair value through profit or loss, trade payables, interest bearing borrowings or derivatives designated as hedging instruments.

The Company’s management determines the classification of its financial liabilities at initial recognition.

The financial liabilities are derecognized when the obligation is paid, settled or falls due.

2.6.5	Financial liabilities at fair value through profit or loss

The financial liabilities are classified at fair value when held for trading or designated at initial recognition at fair value through profit or loss. This category includes the derivatives not designated for hedge accounting.

2.6.6	Trade payables

Trade payables balances are subsequently measured at amortized cost using the effective interest rate method.

2.6.7	Hedging derivatives

The global derivative instrument portfolio is composed of 93.1% by contracts qualifying as hedging instruments. These were subscribed by the Concha y Toro Group within the framework of the financial risk management policy to mitigate the risks associated with exchange rate, adjustments units (UF) and interest rates fluctuations, being these currency forward contracts and interest rate swaps.

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

The portion of the underlying for which the risk is being hedged is valued at fair value as well as the hedging instrument, recognizing in the statement of comprehensive income the fluctuations in the value of both, netting the effects under the same caption in the statement of income.

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

As of December 31, 2013 there are no embedded derivatives for both, financial instruments contracts and contracts to purchase grapes and wine.

2.6.9	Fair value and classification of financial instruments

The fair value of the different derivative financial instruments is calculated using the following procedures:

-	derivatives quoted in an organized market, for its quote at year-end; and

-	for derivatives non-negotiable in organized markets, the Group measures them using discount of expected cash flows and generally accepted option valuation models on the basis of market conditions, both from cash and futures at year-end.

In consideration of the abovementioned procedures, Viña Concha y Toro classifies its financial instruments in the following levels:

Level 1	Fair value obtained through direct reference to unadjusted prices quoted.

Level 2	Fair value obtained through use of valuation techniques accepted in the market and based on prices, other than those indicated in Level 1, which are observable direct or indirectly as of the measuring date (adjusted prices).

Level 3	Fair value obtained through models internally developed or methodologies which use low liquidity or unobservable information.

2.6.10	Interest-bearing loans

All credits and loans are initially recognized at fair value of the payment received less direct costs attributable to the transaction. Subsequent to the initial recognition these are measured at amortized cost using the effective interest rate method.

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

Finished products, products in-process and supplies, are initially valued at cost, subsequent to the initial recognition, these are valued at the lower of net realizable value and cost recorded initially. Inventories of wine in bulk are valued at weighted average price, determined through the absorption costing method, which implies adding to acquisition direct costs and/or grapes production costs, indirect costs incurred in the agricultural process, and direct and indirect costs in the wine production process.

Agricultural products (grapes) used as raw materials are valued at fair value less costs to sell at the point of harvest.

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

Associates are those in which the Concha y Toro Group is in a position to exercise a significant influence, but not control or joint control, through being able to manage the decisions on its financial and operating policies. Pursuant to the equity method, the investment in anassociate will be initially recorded at cost and its carrying amount will be increased or decreased to recognize the portion which corresponds to the investor in the profit or loss obtained by the entity in which it maintains the investment, after the acquisition date.

The net profit or loss obtained in each year by these companies is illustrated in the consolidated statement of comprehensive income as “Share of profit (losses) of equity accounted investees.”

2.10.1	Goodwill from equity-accounted investees

Goodwill obtained in acquisitions of associates, it is not amortized and at each year-end it is estimated if there are indications of impairment which may decrease its recoverable amount to an amount lower than the net cost recorded, in whose case, an impairment adjustment is made.

The related assignment of goodwill is to in those cash generating units (CGUs) to which are expected to obtain a benefit from the business combination in which this goodwill arose. This value is already added to the investment value in both cases.

2.11	Intangible Assets

2.11.1	Industrial brand rights

Viña Concha y Toro commercializes its products through the registration of own brands, duly recorded and fully in force. This registration has a finite useful life. Among the main brands the Company are the Concha y Toro brand and its sub brands Don Melchor, Amelia, Terrunyo, Trio, Casillero del Diablo, Sunrise, Frontera, Sendero, Maipo and Quinta de Maipo. The subsidiaries have registered their brands Cono Sur, Tocornal, Isla Negra, Maycas del Limarí, Trivento, La Chamiza, Pampas del Sur, Eolo, Tribu, Fetzer, Bonterra, Bel Arbor, Colwater Creek, Sanctuary, Five River, Jekel, Eagle Peak, Valley Oaks, Pacific Bay and Full Circle and Decopas.

-	Registered in Chile.

Viña Concha y Toro, has a portfolio of own industrial brands registered in Chile for a ten-year period, renewable. These are measured at the historical cost of registration of the brand. This value is amortized in the period of time in which the register remains in force.

-	Registered abroad.

The Company also registers its own brands abroad where operates in the wine business. Usually, these registration rights have an in-force period from 5 to 10 years. The registration amounts are amortized in the in-force period of the related brand registration certificate pursuant to regulations of each country. These are recorded at cost net of amortization.

Viña Concha y Toro, values the related Industrial Brand Rights at its registration cost value. Disbursements made in developments of brands are recorded as operating expenses as and when incurred.

Brands acquired prior to the date in which Viña Concha y Toro adopted its transition to IFRSs are presented at its value revalued by inflation and netted against their related accumulated amortization.

2.11.2	Acquired industrial Brands

Those acquired in business combinations have an indefinite useful lives, therefore, are not amortized but annually are evaluated for impairment.

2.11.3	Proprietary rights

Correspond to the rights of use for a unique internet address to which users can access. These domains can be domestic or foreign, for which its effective period will correspond to that indicated by the law of each country, which in general is not higher than 5 renewable years.

2.11.4	IT programs

Licenses for IT programs acquired are recorded at net cost net of amortization. These costs are amortized during their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense when incurred.

2.11.5	Research & development

Research and development expenses are recorded as intangible assets provided its technical feasibility and it can demonstrate that they are able to generate probable economic benefits in the future.

Research and development expenses are recognized as expenses when incurred. As of December 31, 2013, research and development expenses amounted to Th$116,690. There have been no significant material disbursements for these concepts for the years ended December 31, 2012 and 2011.

2.11.6	Water rights

Water rights acquired by the Company correspond to the exploitation right of water existing in natural sources associated to agricultural land which are recorded at cost. These are recognized at its purchase value, and given that are perpetual rights, these are not amortizable. However, the Company applies an annual impairment test in regard to these water rights.

2.11.7	Rights of way

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

2.11.8	Identification of classes of intangible assets with finite and indefinite lives

Description on classes of intangible	Useful life definition
Domains	Finite
Industrial brands, domestic (acquired)	Indefinite
Rights of Industrial brands, registered abroad	Finite
Water Rights	Indefinite
Easement rights	Indefinite
IT Programs	Finite

2.11.9	Minimum and maximum useful lives for intangible asset amortization

Useful life by class of intangible asset	Minimum	Maximum
Licenses, Registered Brands	5	10
IT Programs	3	8
Other identfiable intangible assets	3	10

2.12	Property, plant and equipment

Property, Plant and equipment are recorded at cost less accumulated depreciation and less impairment losses.

The cost of property, plant and equipment items includes its acquisition price plus all the costs directly attributable to the asset location and bringing the assets to a working condition for their intended, use as expected by the Company and the initial estimate of the costs of dismantling and removing the items and restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Repair, maintenance and serving expenses are expensed in profit or loss when incurred. Note that items of the Group’s property, plant and equipment require reviews on a regular basis. In this sense, the items subject to replacement are recognized separately from the remaining of the asset and with a segregation level which allows to amortize them in the period between the current and next repair.

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

Financing costs incurred from the acquisition of an asset up to the date in which these are ready for use are included in the asset value as established in IAS 23.

In the event that the period used for the construction of property, plant and equipment is greater than originally estimated, capitalization of interest is discontinued.

2.12.2	Depreciation

Items of property, plant and equipment are depreciated on a straight-line method basis through the distribution of asset’s acquisition cost less the residual value over the estimated useful lives of each component.

Viña Concha y Toro and subsidiaries assesses at each annual reporting date, the existence of any asset impairment loss related to property, plant and equipment. Any reversal of the impairment loss is recorded directly in profit or loss.

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

These government grants received by the Company are recorded within property, plant and equipment, deducted from the values of work in-progress and irrigation materials.

2.13	Biological Assets

The Company and subsidiaries present within Biological assets all grapevine plantations. The agricultural product (grapes) derived from plantations under production is intended to be the supply for the wine production process.

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

Years lifetime applied are as follows:

Years of useful life
Vineyards plantations	20 to 30
F-28

For agricultural product (grapes) which are in a growing process up to the grape harvest date, costs are accumulated up to the aforementioned date.

In accordance with IAS 41, and based on the Company’s results on the analysis and calculation it was concluded that the fair value of the grapes at the time of harvest aproximates to book value and therefore the grapes in point of harvest are measured at fair value less costs to sell, and then transferred to inventory.

2.14	Impairment of non-financial assets

On an annual basis, the Company assesses impairment loss in conformity with the methodology established by the Company in conformity with IAS 36. Assets on which this methodology applies, are as follows:

-	Property, plant and equipment
-	Intangible Assets
-	Investments in Associates
-	Other long-term assets (Projects)
-	Biological Assets

Assets subject to depreciation and amortization are subject to impairment losses testing provided that any event or changes in circumstances indicate that the carrying amounts may not be recovered. An impairment loss is recognized as the excess of carrying amount over its recoverable amount. The recoverable amount is the higher of the asset fair value less the costs to sell or value in use. For the purpose of impairment testing, assets are grouped together into cash generating units (CGUs). Non-financial assets, other than goodwill that have been affected by an impairment loss are subject to review at each year-end for any events which justifies the reversal of losses. Impairment tests are performed under the following methods indicated in IFRSs:

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

These assets are subject to tests to determine impairment losses in order to verify whether there is any indication that the carrying amount is lower than the recoverable amount. If such an indication exists, the asset recoverable amount is estimated to determine the extent of the impairment loss, if any. In the event that the asset did not generate any cash flows which are independent from other assets, the Company determines the recoverable amount of the cash generating unit to which the asset belongs pursuant to the business segment (wines and others).

2.14.2	Impairment of intangible assets

Indefinite-lived intangible assets are tested annually for impairment or when there is an indication that an asset could be impaired.

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

Upon application of the equity method, Viña Concha y Toro S.A. and subsidiaries determine whether it is necessary to recognize an additional impairment loss for the investment maintained in its associates. On an annual basis, the Company establishes if exist an objective evidence that the investment in associates or joint ventures is exposed to impairment risk. If this is the case, the Company calculates the impairment amount as the difference between the fair value of the associate and the acquisition cost. According to IAS 36, and in the event that the acquisition cost is higher, the difference is recognized with a charge to profit or loss.

2.15	Lease agreements

Lease agreements where all risks and substantial benefits are transferred are classified as finance leases arrangements.

Assets received through lease agreements, which meet the characteristics of a finance lease arrangement, are recorded as acquisition of property, plant and equipment at the lower between fair value and the present value of the future minimum lease payments.

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

2.16	Current tax and deferred taxes

2.16.1	Current tax

Viña Concha y Toro S.A. and subsidiaries records its current tax on the basis of net taxable earnings determined in accordance with the Income Tax Law applicable in Chile and foreign countries where certain subsidiaries operate.

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

Actuarial gains or losses that can occur due to variations of defined pre-established obligations are directly recorded in other reserves for the year.

Actuarial gains or losses arise from the deviations between estimates and actuality of the actuarial hypothesis behavior or in the reformulation of the established actuarial hypothesis.

2.18	Provisions

Provisions are recorded when relate to present, legal or assumed obligations, generated as a result of a past event which can be estimated in a reliable manner and is probable a requirement of a resource balance to pay this obligation.

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

The common earnings (losses) per share are calculated as the quotient between the net earnings (losses) of the year attributable to the Parent Company and the weighted average number of ordinary shares of the Parent in circulation during the same year. The Company does not have any transactions which would result in a dilutive effect on earnings per share.

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

The statement of cash flow gathers the cash movements performed during the year, determined by the direct method. In these statements of cash flow the following expressions are used as detailed below:

-	Cash Flows: Incomes and egresses of cash or equivalents, including term investments lower than three months with large liquidity and low risk of value alterations.

-	Operating activities: activities which constitute the main source of ordinary income for the Group, as well as other activities which cannot be classified as investment or financing.

-	Investing activities: activities of acquisition, alienation or disposal by other means of non-current assets and other investments not included in cash and its equivalents.

-	Financing activities: activities which produce changes in the volume and composition of the net equity and of financial liabilities.

2.23	Revenue and expense recognition

Revenue from sales and services are recognized by Viña Concha y Toro and subsidiaries when the relevant risks and rewards from the ownership of products are transferred to the buyer; usually, when the ownership and risk are transferred to the customer and products are delivered in the agreed location or delivery is postponed in accordance with the buyer’s will, which, nonetheless becomes the owner of goods and accepts billing for those products. Revenue is measured at the fair value of the consideration received or receivable.

Expenses are recognized on an accrual basis.

Revenue is presented net of value-added taxes, returns, rebates and discounts and after the elimination of sales performed among the subsidiaries, which is described as follows:

2.23.1	Sale of goods and products

Revenue from sale of goods must be recognized and recorded in the financial statements when each and all the following conditions are met:

a)	The Company has transferred to the buyer the significant risks and rewards arising from the ownership of the goods;
F-32

b)	The entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

c)	The amount of revenue can be measured reliably;

d)	It is probable that the economic benefits associated with the transaction will flow to the entity; and

e)	The costs incurred or to be incurred in respect to the transaction can be measured reliably.

2.23.2	Revenue from rendering of services

Service revenue is recognized considering the stage of completion of transaction at the end of the reporting period provided that the outcome of the transaction can be reliably estimated.

2.23.3	Financial Income and Expense

Financial Income is recognized as soon as interests are accrued in function of the principal that is pending of payment and of the applicable interest rate.

Interest paid, accrued on loans from financial institutions and bonds payable, those that are used in the financing of operations, are presented as finance expense.

2.23.4	Dividends

Dividend income is recognized when the right to receive payment is established.

2.24	Environment

Concha y Toro Group presents disbursements due to environmental investments in Water Treatment Plant intended to protect the environment. The amounts of elements incorporated in facilities, machinery and equipment intended for the same purpose are considered as Property, plant and equipment.

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

At the closing date of each year, or in those dates in which it is considered as necessary, an analysis is performed to asset’s value in order to determine if there is an indication that these assets had an impairment loss. If any, estimation on the recoverable amount of this asset is performed, in this case, the coverable amount with respect to the asset’s book value. If these are identifiable assets which do not independently generate cash flows, an estimate is performed on the recoverability of the Cash Generating Unit to which this asset belongs

In the case of Cash Generating Units to which tangible or intangible assets have been assigned with an indefinite useful life, its recoverability analysis is performed systematically at each year-end or under circumstances considered as required to perform this analysis.

3.2	Financial assets of commercial origin

In the case of financial assets with trading origin, the Company has defined a policy for the recording of impairment accruals in function of the irrecoverable status for the overdue balance, which is determined through an analysis on the age, historic collection and the collection status of accounts receivable.

3.3	Assignment of Useful lives of Property, Plant and equipment and Intangible assets of Finite Life

The Company’s management determines the estimated useful lives on technical basis and the related depreciation charges of its fixed and intangibles assets. This estimate is based on the projected life cycles of goods assigned to the respective segments: Wines and Others. The Company reviews the estimated useful lives of Property, Plant and equipment and Intangible assets, at the closing date of each annual financial report.

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

The Company has recorded separately from goodwill, unidentifiable assets acquired and liabilities assumed at fair value at acquisition date.

NOTE 4. CHANGES IN ESTIMATES AND ACCOUNTING POLICIES

4.1	Changes in Accounting Estimates

At the closing date of these financial statements, there are no changes in accounting estimates for Viña Concha y Toro and subsidiaries.

4.2	Changes in Accounting Policies

The financial statements of Viña Concha y Toro S.A. as of December 31, 2013 present no changes in accounting policies with respect to the prior year.

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

The exchange rate risk exposure of Viña Concha y Toro corresponds to the net position between assets and liabilities denominated in currencies other than the functional currency. This net position is mainly generated by the differential between the addition of accounts receivable and inventories with respect to the asset and advertising contributions, financial debt and supplies costs with respect to the liability, all of them denominated in US$ Dollars, Euros, Pound Sterling, Canadian Dollars, Swedish Crowns, Norway Crowns, Brazilian Real, Mexican Pesos and Argentinean pesos.

In order to mitigate and manage the exchange rate risk, the Company reviews on a daily basis the net exposure on each currency for the existing entries, and hedge this differential mainly using currency forward operations at a term lower or equal to 90 days. In certain opportunities the Company can also use Cross Currency Swap or any other derivative.

The sensitivity analysis assuming that the Company had no hedging during 2013, indicates that a depreciation /appreciation by 10 % of the Chilean peso, with respect to the different currencies in which the Company maintains assets and liabilities, would have generated a loss/gain amounting to ThCh$6,585,199. This analysis is performed assuming that all other variables remained constant and considering, in all the aforementioned currencies, the average assets and liabilities maintained during the indicated period of time.

Sensitivity analysis by currency, effect on Net Income as of December 2013:

	Depreciation 10% in ThCh$	Appreciation 10% in ThCh$
US Dollar	2,379,502	(2,379,502)
Pound Sterling	1,968,372	(1,968,372)
Euro	805,667	(805,667)
Canadian Dollar	276,659	(276,659)
Brazilian Real	1,298,368	(1,298,368)
Swedish Crown	329,274	(329,274)
Norway Crown	88,703	(88,703)
Mexican Peso	345,956	(345,956)
Argentinean Peso	(907,302)	907,302
Total	6,585,199	(6,585,199)

Sensitivity analysis by currency, effect on Net Income as of December 2012:

	Depreciation 10% in ThCh$	Appreciation 10% in ThCh$
US Dollar	3,143,697	(3,143,697)
Pound Sterling	1,579,005	(1,579,005)
Euro	727,405	(727,405)
Canadian Dollar	276,316	(276,316)
Brazilian Real	1,005,548	(1,005,548)
Swedish Crown	275,832	(275,832)
Norway Crown	75,937	(75,937)
Mexican Peso	340,862	(340,862)
Argentinean Peso	(913,226)	913,226
Total	6,511,376	(6,511,376)

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

The sensitivity analysis manifest that a depreciation/appreciation by 10 % of the Chilean peso with respect to the different currencies in which the Company generate income and expenses, would have represented in 2013 a loss /gain amounting to ThCh$28,874,700. This sensitivity is performed assuming all other variables as constant and considering in all the aforementioned currencies, the forecasted income and expenses for the year.

Sensitivity analysis by currency, effect on Equity as of December 2013:

	Depreciation 10% in ThCh$	Appreciation 10% in ThCh$
US Dollar	11,003,821	(11,003,821)
Pound Sterling	8,116,938	(8,116,938)
Euro	4,490,651	(4,490,651)
Canadian Dollar	1,387,596	(1,387,596)
Brazilian Real	2,156,522	(2,156,522)
Swedish Crown	1,289,966	(1,289,966)
Norway Crown	429,206	(429,206)
Totales	28,874,700	(28,874,700)

Sensitivity analysis by currency, effect on Equity as of December 2012:

	Depreciation 10% in ThCh$	Appreciation 10% in ThCh$
US Dollar	10,224,465	(10,224,465)
Pound Sterling	4,668,372	(4,668,372)
Euro	2,867,450	(2,867,450)
Canadian Dollar	1,241,164	(1,241,164)
Brazilian Real	1,777,708	(1,777,708)
Swedish Crown	1,065,651	(1,065,651)
Norway Crown	253,362	(253,362)
Totales	22,098,172	(22,098,172)

Notwithstanding the abovementioned, in scenarios of appreciation of our local currency is possible to mitigate the effect on income through adjustments in prices always considering, the appreciation level of the currencies of our competitors.

5.1.2	Interest Rate Risk

The interest rate risk impact the Company’s financial debt. As of December 31, 2013 Viña Concha y Toro had a total financial debt, net of interest, amounting to ThCh$236,971,423, 73.3% of this debt correspond to long-term debt and 26.7% correspond to short-term debt. At this year-end, the Company maintains 10.7% of the debt with a variable interest.

In order to reduce the interest rate risk, the Company has contracted derivatives which fix the interest rate (Swap Interest rate) for all loans which are currently subject to a variable rate, which are currently denominated in United States Dollars subject to Libor rates.

The sensitivity analysis, assuming that the Company does not perform interest rate hedging, indicate that, an increase/decrease of 100 base points in interest rates in all the loans with variable interest rate, in-force during 2013, would have generated a higher/lower interest expense for the year amounting to ThCh$486,576, with effect on profit or loss.

5.1.3	Inflation Risk.

A very particular feature of the Chilean financial market is the deepth existing for corporative bonuses denominated in UF which is different for Chilean pesos. This is due to the fact that corporative bonuses in UF provide a guarantee to the investor with a specific return in actual terms, isolating the inflation risk; however this is transferred to the debt issuer. Currently, Viña Concha y Toro is exposed to the UF (Unidad de Fomento) in the following instruments: Corporate Bonds, Bank Loans and Short-term Time Deposits, these latter, decrease in part the Company’s total exposure.

As of December 31, 2013, 31.7% of the Company’s debt is denominated in UF. In order to hedge the fluctuation of UF, the Company has taken swap contracts.

During 2013 the Company recognized a loss amounting to ThCh$1,529,842 which relates to the adjustment of short and long-term financial debts indexed to the variation of UF. A variation of 100 base points in the inflation that refine the UF in this period would generate a greater loss /gain amounting to ThCh$759,767, with effect on profit or loss.

5.2	Credit Risk

The Credit Risk relates to the uncertainty with respect to the compliance of obligations from the Company’s counterpart, for particular contract, agreement or financial instrument, when this breach generates a loss in the market value of any financial asset.

5.2.1	Trade Receivables

The Company export to more than 135 countries abroad through dealers with whom maintain distribution contracts for its different companies and brands. On the other hand, the Company has formed distributing subsidiaries of its products in England, Sweden, Norway, Finland, Argentina, Brazil, Mexico, Canada, South Africa and Singapore. All export sales is performed in term with direct credit, except for some specific cases that operate with export letter of credit.

In the domestic market the sale is diversified in more than 10,000 customers, which after an internal evaluation, they are granted with a limited credit line.

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

In the case of accounts receivable for the domestic market, 93.1% of customers have a credit insurance which covers 90% of the claim. As of December 31, 2013 the main five customers concentrate 37.8% of receivables for this market, consequently, 100% of this receivable is covered by the credit insurance. A 59.3% of accounts receivable are concentrated in customers that maintain accounts receivable in amounts higher than MCh$100, while a 23.6% correspond to customers with a receivable lower than MCh$10.

For exports performed from Chile to third-parties, 83.6% have an insurance credit which covers a 90% of the claim. As of December 31, 2013 the twenty main customers concentrate a 62.7% of accounts receivable for this market, consequently, 82.6% of this receivable is covered by an insurance credit. The remaining 37.3% is comprised by 200 customers, approximately.

b)	Sale to third-parties from abroad:

Bodegas y Viñedos Trivento S.A. maintains credit insurances for 96.3% of its domestic accounts receivable, and 98.8% of its export accounts receivable. In both cases, the insurance covers 90% of the claim. A 71.2% of its export accounts receivable are concentrated in the main 20 customers, from these, 100% of the debt is insured, while the 20 main customers of the domestic market, represents 66.3% of total accounts receivable, from these 99.6% is insured.

The subsidiary Concha y Toro UK maintains 97.6% of its accounts receivable portfolio hedged by a credit insurance, which covers a 90% of the value. A 73.9% of accounts receivable is concentrated in its 20 main customers, from these 99.1% of the debt is insured, while the remaining 26.9% of accounts receivable is distributed in more than 220 customers.

VCT Brazil concentrates a 72.4% of its accounts receivable in its 20 main customers, distributing the remaining 27.6% in more than 750 customers. An 80.9% of its accounts receivable are subject to a credit insurance, which covers 90% of the value.

Fetzer maintains credit insurances for 66.5% of its domestic receivables, and 98.9% of its export receivables, in both cases, the insurance covers 90% of the claim. Additionally, 45.3% of exports are sales to state-owned monopolies.

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

As of December 31, 2013 the Company recorded ThCh$12,850,652 in Bank, additionally to unused bank credit lines.

In order to mitigate and manage the liquidity risk, the Company reviews on a monthly and annual basis its ability to fund its working capital, future investments and its debts maturities. This is performed through projected cash flows.

-	Liquidity Risk with respect to agricultural activity

The liquidity risk, with respect to the Company’s agricultural activity, correspond to the inability that may confront the Company on its compliance, in time and form, with its contractual obligations assumed with its grapes suppliers, given that the Company depends on external vineyards for its supply of grapes and wine in bulk.

Company’s maturities regarding non-derivative and derivative financial liabilities as of December 31, 2013 and 2012 are summarized as follows:

As of December 31, 2013	Book value	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-derivative financial liabilities
Loans from financial entities	168,734,231	61,412,866	72,126,522	35,194,843	—
Obligations with the public	69,705,136	3,204,334	17,139,377	28,794,167	20,567,258
Sub- Total	238,439,367	64,617,200	89,265,899	63,989,010	20,567,258
Derivative financial liabilities
Hedging liabilities	14,851,050	3,564,020	5,475,038	5,811,992	—
Non-Hedging liabilities	288,939	288,939	—	—	—
Sub- Total	15,139,989	3,852,959	5,475,038	5,811,992	—
Total	253,579,356	68,470,159	94,740,937	69,801,002	20,567,258

As of December 31, 2012	Book value	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-derivative financial liabilities
Loans from financial entities	196,187,052	96,276,028	60,754,538	25,237,646	13,918,840
Obligations with the public	71,012,126	3,161,663	5,374,294	28,215,035	34,261,134
Sub- Total	267,199,178	99,437,691	66,128,832	53,452,681	48,179,974
Derivative financial liabilities
Hedging liabilities	5,359,362	3,534,589	1,655,385	169,389	—
Non-Hedging liabilities	166,930	166,930	—	—	—
Sub- Total	5,526,292	3,701,519	1,655,385	169,389	—
Total	272,725,470	103,139,210	67,784,217	53,622,070	48,179,974

5.4	Price Risk on Raw Material

The Company depends of external vineyards for its grapes supply and wine in bulk. The grapes purchased to external producers are subject to fluctuations of price and quality and generally are more expensive that the Company’s own grapes.

For the elaboration of premium wines, varietals (wine made exclusively or almost exclusively from one variety of grape) and sparkling, a 65.3% of grapes and wine in bulk used corresponded to independent growers of Chile. Additionally, the Company purchased near 78.87% of the grape and wine in bulk necessary to produce wine of popular quality. The disruption in the grape or wine offer, as well as the increase in prices on the part of these external suppliers could have an adverse effect on the Company’s operating income.

NOTE 6. CASH AND CASH EQUIVALENTS

a)	This item is detailed as follows:

Cash includes time deposits and balances in banks

Cash and cash equivalent	As of December 31, 2013 ThCh$	As of December 31, 2012 ThCh$
Time deposits and balances in banks	12,850,652	58,876,331
Total	12,850,652	58,876,331

As of December 31, 2103, balances in cash and cash equivalent present no time deposits.

As of December 31, 2012, time deposits are detailed as follows:

As of December 31, 2012
Bank	Initial	Maturity	Monthly rate	Currency	Amount ThCh$	Interest ThCh$	Total amount ThCh$
Banco Santander	September 6, 2012	March 5, 2013	0.271%	UF	2,569,583	26,909	2,596,492
Banco Corpbanca	October 10, 2012	April 8, 2013	0.307%	UF	4,225,538	35,419	4,260,957
Banco Santander	November 5, 2012	April 11, 2013	0.421%	UF	3,106,341	24,402	3,130,743
Banco Santander	November 5, 2012	April 11, 2013	0.421%	UF	1,450,388	11,394	1,461,782
Banco Santander	November 23, 2012	April 15, 2013	0.389%	UF	1,370,445	6,756	1,377,201
Banco Santander	November 23, 2012	April 29, 2013	0.369%	UF	2,512,483	11,749	2,524,232
Banco Santander	November 23, 2012	May 15, 2013	0.360%	UF	2,489,642	11,353	2,500,995
Banco Itaú	November 23, 2012	April 19, 2013	0.371%	UF	2,740,890	12,875	2,753,765
Banco Security	November 23, 2012	May 20, 2013	0.342%	UF	4,568,150	19,770	4,587,920
Banco de Chile	November 23, 2012	May 9, 2013	0.342%	UF	11,420,375	49,424	11,469,799
Banco de Chile	November 23, 2012	May 13, 2013	0.342%	UF	4,819,398	20,857	4,840,255
Banco de Chile	November 23, 2012	May 17, 2013	0.342%	UF	4,339,743	18,782	4,358,525
Total					45,612,976	249,690	45,862,666
F-42

b)	Cash and cash equivalent, classified by currencies is detailed as follows:

	As of December 31, 2013	As of December 31, 2012
Origin currency	ThCh$	ThCh$
UF	—	45,862,666
US dollar	3,740,960	2,551,548
Brazilian Real	1,409,327	2,356,842
Chilean Peso	1,923,107	4,414,139
Norway crown	613,505	190,369
Swedish crown	923,024	523,685
Pound Sterling	2,383,765	1,469,938
Mexican Peso	1,374,951	923,230
Euro	139,739	83,309
Argentinean peso	221,160	121,941
Canadian Dollar	105,731	370,161
South African Rand	15,383	8,503
Total	12,850,652	58,876,331
F-43

NOTE 7. OTHER FINANCIALASSETS

All financial assets are measured at fair value.

	Total current		Total Non-current
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Other financial assets	ThCh$	ThCh$	ThCh$	ThCh$
Financial investments available for sale	3,146,321	3,344,748	—	—
Hedging derivative instruments	3,248,221	7,879,671	2,608,160	9,493,563
Non-hedging derivative instruments	1,836,901	853,728	—	—
Total	8,231,443	12,078,147	2,608,160	9,493,563

-	Financial investments Available-for-sale

As of December 31, 2013, financial assets available-for-sale correspond to marketable securities amounting to Th$3,146,321, from this total, 94.29% is recorded at stock exchange value and the remaining 5.71% at cost.

As of December 31, 2012, financial assets available-for-sale correspond to marketable securities amounting to Th$3,344,748, from this total 55.76% is recorded at stock exchange value and the remaining 44.24% at cost.

F-44

NOTE 8. TRADE AND OTHER RECEIVABLES, NET

Description on classes of Trade receivables and other accounts receivable, net	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Current trade receivables, net	129,014,530	124,758,650
Other current accounts receivable, net	11,298,998	9,602,871
Total	140,313,528	134,361,521

Balances included within this item, in general, do not accrue interest.

There are no restrictions of significant amounts for this type of accounts receivables.

It is important to note that the Company has dealers to sell its products through the export markets. Sales by the Company’s largest distributors represented 14.9% and 12.8% of the Company’s total export revenue at December 2013 and 2012, respectively, and are expected to continue to represent a significant portion of the Company’s total export revenues in the future.

The Company has signed agreements with the larger portion of its dealers. Generally, these agreements are entered into for a two-year period, which are automatically renewable. In addition, the Company’s strategy to increase its sales in the most significant export markets depends significantly on the Company’s dealer’s behavior.

Other net current receivables, is mainly comprised by personnel debts and current accounts and notes receivable from trading debtors.

The impairment analysis of trade debtors is as follows:

	For the year ended December 31, 2013		For the year ended December 31, 2012
Tranche Portfolio	Number portfolio customer	Gross portfolio ThCh$	Number portfolio customer	Gross portfolio ThCh$
At day	5,499	112,472,819	5,850	103,196,661
1 to 30 days	2,703	14,142,688	2,431	15,995,123
31 to 60 days	867	4,675,094	2,055	5,047,523
61 to 90 days	943	1,609,249	404	1,613,665
91 to 120 days	337	1,338,650	217	1,299,665
121 to 150 days	192	842,975	134	571,894
151 to 180 days	224	192,085	243	2,714,194
181 to 210 days	152	172,114	188	1,633,659
211 to 250 days	181	437,487	172	560,005
Over 250 days	1,766	4,430,367	1,096	1,729,132
Total	12,864	140,313,528	12,790	134,361,521
F-45

Changes in bad debt accrual	ThCh$
Beginning balance As of January 1, 2012	813,181
Increases	218,730
(Decreases)	(153,727)
Final Balance As of December 31, 2012	878,184
Increases	1,309,012
(Decreases)	(210,989)
Final Balance As of December 31, 2013	1,976,208

Rejected notes receivable as of December 31, 2013, corresponds to 266 customers totaling ThCh$ 123,987, while as of December 31, 2012, these reached 94 customers in the amount of ThCh$ 64,825, whit respect to the notes receivable held in legal collection as of December 31, 2013, these correspond to 249 customers with a total of ThCh$ 141,077, while at December 31, 2012, this figure reached 231 customers in the amount of ThCh$ 362,261.

The gross portfolio as of December 31, 2013 amounted to ThCh$142,289,736 which represents a total of 12,864 customers (none of them have renegotiated their debts). At December 31, 2012 the gross portfolio amounted to ThCh$135,239,705, with a total of 12,790 customers (none of them have renegotiated their debts).

F-46

NOTE 9. TRANSACTIONS WITH RELATED PARTIES

9.1	Information to be disclosed on related parties

Balances outstanding at year-end are not secured and are settled in cash. There are no guarantees granted or received for accounts receivable from or payable to related parties. As of December 31, 2013 and 2012, the Group has not recorded any impairment of accounts receivable related to amounts owed by related parties. This evaluation is performed on an annual basis through an analysis of the related party’s financial position in the market in which the related party operates.

9.2	Control Group

The controlled percentage directly and indirectly by the Parent Group is 41.30%. A non-formalized join acting agreement exists between them.

The table below details each natural person which represents a member of the Parent. In addition, there is an indication of the legal entities and natural persons represented and its related ownership percentages. Those shareholders with percentages lower than 1% are grouped under item “others”:

FAMILIA GUILISASTI GANA	27.81%
Inversiones Totihue S.A.	11.73%
Rentas Santa Bárbara S.A.	11.42%
Otros	4.66%

The Companies Rentas Santa Bárbara S.A. and Inversiones Totihue S.A. are Closed Corporations, both 100% controlled directly or indirectly by the family Guilisasti Gana which is integrated by Mrs. Isabel Gana Morandé (ID No. 2.556.021-3), brothers Eduardo Guilisasti Gana (ID No. 6.290.361-9), Rafael Guilisasti Gana (ID No. 6.067.826-K), Pablo Guilisasti Gana (ID No. 7.010.277-3), José Guilisasti Gana (ID No. 7.010.293-3), sisters Isabel Guilisasti Gana (ID No. 7.010.269-2), Sara Guilisasti Gana (ID No. 7.010.280-3), and Josefina Guilisasti Gana (ID No.7.010.278-1). The members of the family Guilisasti Gana exert its rights as legal persons or through investment companies which are totally owned by the same family. The concept “others” include companies and legal persons which correspond to a 100%, directly and indirectly to the family Guilisasti Gana.

LARRAÍN SANTA MARÍA, ALFONSO	7.39%
Inversiones Quivolgo S.A.	4.20%
Inversiones La Gloria Ltda.	2.17%
Otros	1.02%

The Company Inversiones Quivolgo S.A. is 100% owned by Mr. Alfonso Larraín Santa María (ID# 3.632.569-0) and by family Larraín Vial, integrated by his spouse Teresa Vial Sánchez (ID# 4.300.060-8) and brothers Felipe Larraín Vial (ID# 7.050.875-3), María Teresa Larraín Vial (ID# 10.165.925-9), Rodrigo Larraín Vial (ID# 10.165.924-0), María Isabel Larraín Vial (ID# 10.173.269-K) and Alfonso Larraín Vial (ID# 15.314.655-1). On the other hand, Inversiones La Gloria Ltda. is 100% controlled by the family Larraín Santa María, integrated by brothers Alfonso Larraín Santa María, Andrés Larraín Santa María (ID# 4.330.116-0), Pilar Larraín Santa María (ID# 4.467.302-9), Gabriela Larraín Santa María (ID# 4.778.214-7) and Luz María Larraín Santa María (ID# 6.065.908-7).

FONTECILLA DE SANTIAGO CONCHA, MARIANO	3.70%
Inversiones GDF S.A.	3.28%
Otros	0.42%

The property of Inversiones GDF S.A. corresponds 100% to the family Fontecilla Lira, comprised by Mr. Mariano Fontecilla Lira (ID# 6.495.101-7), Rodrigo Fontecilla Lira (ID# 8.404.996-4), Enrique Fontecilla Lira (ID# 6.613.074-6) y Francisco Antonio Fontecilla Lira (ID# 8.671.675-5).

CALVO SALAS, SERGIO	2.40%
Inversiones Rauten S.A.	1.75%
Otros	0.65%

Inversiones Rauten Ltda. is 100% owned by Mr. Sergio Calvo Salas, ID# 1.869.956-7 and family Calvo Rodríguez, integrated by his spouse María Leonor Rodríguez Larraín (ID# 1.980.696-0) and María Leonor Calvo Rodríguez (ID# 5.688.266-9) sister, Ana María Calvo Rodríguez (ID# 5.688.267-7), sister, Sergio Calvo Rodríguez (ID# 5.703.631-1), brother, Pilar Calvo Rodríguez (ID# 9.907.498-1) sister and María Elena Elvira Calvo Rodríguez (ID# 5.688.268-5) sister.

F-47

There are no other legal persons or entities other than the Control Group which own shares or rights which represent 10% or more of the Company’s capital, as well as other legal persons who own less than 10% and that in the aggregate with his spouse and/or relatives reach this percentage, either directly or through legal entities.

The Company has intermediate controller entities that issue Financial Statements that are publicly available.

9.3	Key Management Personnel

Key Management personnel are those persons with authority and are responsible to plan, direct and control the Entity’s activities, either directly or indirectly, including any Board’s member (executive or not).

9.4	Senior Management Salaries

Managers and senior executives are part of an annual bonuses plan through participation in income and achievements goals. The global remuneration of the Company’s main executives is as follows:

Senior Management Remuneration	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$	ThCh$
Short-term benefits to employees	15,767,883	12,915,446	11,399,663
Contract termination benefit	129,316	228,813	522,939
Total	15,897,199	13,144,259	11,922,602

9.5	Accounts receivable from related parties, current

Related party ID No.	Related party name	Nature of relationship	Type of currency	As of December 31, 2013 ThCh$	As of December 31, 2012 ThCh$
96.512.200-1	Viñedos Emiliana S.A.	By Director	Chilean Peso	47,926	65,265
96.824.300-4	Viña Almaviva S.A.	Associate	Chilean Peso	130,128	195,014
96.512.190-0	Fruticola Viconto S.A.	By Director	Chilean Peso	2,137	2,077
E-0	Excelsior Wine Company	Associate	Chilean Peso	6,136,724	8,400,115
90.950.000-1	Industria Corchera S.A.	Associate	Chilean Peso	39,021	8,229
78.335.990-1	Comercial Greenvic S.A.	By Director	Chilean Peso	40,493	46,564
Total				6,396,429	8,717,264
F-48

9.6	Accounts payable to related parties, current

Related party ID No.	Related party name	Nature of relationship	Type of currency	As of December 31, 2013 ThCh$	As of December 31, 2012 ThCh$
96.512.200-1	Viñedos Emiliana S.A.	By Director	Chilean Peso	1,020,352	503,534
85.201.700-7	Agrícola Alto de Quitralman Ltda.	By Director	Chilean Peso	—	53,075
90.950.000-1	Industria Corchera S.A.	Associate	Chilean Peso	2,069,200	1,775,027
86.673.700-2	Agricolas Los Alamos Ltda.	By Manager	Chilean Peso	—	51,873
79.592.130-3	Agrícola Las Petras Ltda.	By Manager	Chilean Peso	5,300	—
96.824.300-4	Viña Almaviva S.A.	Associate	Chilean Peso	31,085	49,489
99.562.040-5	Los Boldos de Tapihue S.A.	By Manager	Chilean Peso	3,052	21,060
95.097.000-6	Forestal Quivolgo S.A.	By Manager	Chilean Peso	—	185
76.088.641-6	Agricolas Las Pircas Ltda	By Manager	Chilean Peso	378	7,143
3.909.463-0	María Inés Cerda Fernández	By Manager	Chilean Peso	1,403	10,273
77.486.130-0	Soc. Ag. El Marco Dos Ltda.	By Manager	Chilean Peso	1,252	17,142
89.430.800-1	Agricola y Frutícola Santa Gabriela Ltda.	By Director	Chilean Peso	—	4,624
96.931.870-9	Viveros Guillaume Chile S.A.	By Director	Chilean Peso	75,148	39,902
77.486.290-0	Soc. Ag. Orrego Dos Ltda.	By Manager	Chilean Peso	1,551	9,278
76.021.221-0	Agricola Gabriela Ltda.	By Director	Chilean Peso	—	116,724
99.527.300-4	Southern Brewing Company S. A.	Associate	Chilean Peso	129,945	190,816
78.335.990-1	Comercial Greenvic S.A.	By Director	Chilean Peso	1,458	41
Total				3,340,124	2,850,186

9.7	Accounts payable to related parties, non-current.

Related party ID No.	Related party name	Nature of relationship	Type of currency	As of December 31, 2013 ThCh$	As of December 31, 2012 ThCh$
96.512.200-1	Viñedos Emiliana S.A.	By Director	Chilean Peso	898,543	1,086,323
Total				898,543	1,086,323
F-49

9.8	Detail of transactions with related parties by entity

Related party ID No.	Related party name	Nature of relationship	Nature of transaction	As of December 31, 2013 ThCh$	As of December 31, 2012 ThCh$
96.512.190-0	Fruticola Viconto S.A.	By Director	Sales of services and other	10,588	10,553
96.512.200-1	Viñedos Emiliana S.A.	By Director	Sale of raw material and products	—	16,827
			Sales of services and other	422,367	465,011
			Purchase of raw material and products	378,191	823,727
			Purchase of services and other	122,704	459,994
90.950.000-1	Industria Corchera S.A.	Associate	Sale of raw material and products	1,840	8,280
			Purchase of raw material	2,052,542	5,279,581
96.824.300-4	Viña Almaviva S.A.	Associate	Sale of raw material and products	179,846	143,816
			Sales of services and other	56,569	28,720
			Purchase of raw material and products	71,344	193,066
			Purchase of services and other	717	3,634
76.021.221-0	Agricola Gabriela Ltda.	By Director	Purchase of raw material	570,824	970,291
			Purchase of services and other	—	417
90.310.000-1	Gasco GLP S.A.	By Director	Purchase of services and other	617,595	1,151,582
90.042.000-1	CGE Distribución S.A.	By Director	Purchase of services and other	1,083,365	2,202,859
85.201.700-7	Agrícola Alto Quitralmán Ltda.	By Director	Sale of raw material and products	24	446
			Sales of services and other	—	374
			Purchase of raw material and products	506,837	524,413
78.335.990-1	Comercial Greenvic S.A.	By Director	Sale of raw material and products	38,697	3,758
			Sales of services and other	20,189	17,157
			Purchase of raw material and products	—	23,628
			Purchase of services and other	—	1,843
86.673.700-2	Agrícola Los Alamos Ltda.	By Director	Purchase of raw material and products	407,427	391,928
E-0	Excelsior Wine Company	Associate	Sale of raw material and products	30,621,979	27,990,294
99.527.300-4	Southern Brewing Company S. A.	Associate	Purchase of raw material and products	1,075,589	1,065,726
			Purchase of services and other	12,505	—

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

There are no bad debt estimates which reduce receivables balances or guarantees related to these estimates.

Transactions and balances with the Group’s subsidiaries companies are not presented.

F-50

NOTE 10. INVENTORIES

As of December 31, 2013 and 2012, this item is detailed as follows:

Class of Inventories	As of December 31, 2013 ThCh$	As of December 31, 2012 ThCh$
Wine in bulk and bottled	200,767,049	173,166,626
Semi-elaborated wine	4,544,441	4,324,214
Liquors	4,802,397	4,103,500
Material and supplies	10,671,573	8,984,825
Other products	2,909,481	1,620,250
Total Inventories	223,694,941	192,199,415

Changes of estimates at net realizable value and obsolescence are as follows:

	As of December 31, 2013 ThCh$	As of December 31, 2012 ThCh$
Beginning balance	(2,450,743)	(3,065,180)
Estimate of net realizable value and obsolescence	(2,752,432)	(1,510,380)
Inventory written-off	2,499,576	2,124,817
Total	(2,703,599)	(2,450,743)

From total cost of sale, the amounts corresponding to direct costs are as follows:

	As of December 31, 2013 ThCh$	As of December 31, 2012 ThCh$
Direct Cost	297,942,332	291,515,725

There are no inventories pledged as collateral for debt compliance.

F-51

NOTE 11. INVESTMENTS AND INFORMATION ON INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

11.1	Information to be disclosed on Investments in subsidiaries

I.	Investments in Chile

i.	On March 18, 2013, Viña Cono Sur Orgánico SpA was formed with a capital of $1,000,000, the sole shareholder of this Company being Viña Cono Sur S.A.

II.	Investments Abroad

i.	Valuation of investments in Argentina

a.	The financial statements of the Argentinean companies Trivento Bodegas y Viñedos S.A., Finca Lunlunta S.A. and Finca Austral S.A., in which Viña Concha y Toro S.A. has indirect ownership of 100% are expressed in US$ Dollars, which is the Subsidiary’s functional currency.

b.	On December 17, 2012, Viña Concha y Toro S.A. contributed a 100% of its ownership in Trivento Bodegas y Viñedos S.A. to Inversiones VCT Internacional SpA. Thus, the Company’s capital is now as follows: Inversiones VCT Internacional SpA with 99.759% and Comercial Peumo Ltda. With 0.241%.

c.	On December 21, 2012, Inversiones VCT Internacional SpA sold to Inversiones Concha y Toro SpA 10,516,500 shares equivalent to 95% of the share capital of Trivento Bodegas y Viñedos S.A., thus, the ownership of Inversiones Concha y Toro SpA now holds a 95%, Inversiones VCT Internacional SpA, 4.759% and Comercial Peumo Ltda. holds 0.241%.

d.	As of December 31, 2013 there are profits which are potentially remittable from Argentinean subsidiaries amounting to US$9,384,065.97.

ii.	Valuation of investments in England

a.	The financial statements of the English company Concha y Toro UK Ltd., in which Concha y Toro S.A. owns a direct ownership of 99% and indirect of 1%, are expressed in Pound Sterling, which is the functional currency of this subsidiary.

b.	As of December 31, 2013, there are profits potentially remittable from the subsidiary abroad amounting to GBP 7,957,221.95.

iii.	Valuation of investments in Brazil

a.	The financial statements of Brazilian Companies, VCT Brasil Importadora y Exportadora Ltda in which Viña Concha y Toro S.A. owns an indirect ownership of 100%, are expressed in Brazilian Real, which is the functional currency of the subsidiary.

b.	As of December 31, 2013, there are gains potentially remittable of the affiliated abroad amounting to R$ 227,966,494.99 (Brazilian real).

c.	On September 24, 2013 in accordance whit the laws of the State of Sao Paulo, Brazil the subsidiary VCT Wine Retail Participacoes Ltda. was formed. The Company’s capital amounts to BRL 10,000 (Brazilian Real) and Viña Concha y Toro S.A. has indirect ownership of 100%.

d.	As of December 31, 2013, there are no gains potentially remittable from the subsidiary VCT Wine Retail Participacoes Ltda.

iv.	Valuation of Investments in Sweden, Norway and Finland

a.	The financial statements of the companies formed in Sweden, Norway and Finland, in which Viña Concha y Toro S.A. owns indirect ownership of 100%., are expressed in its local currencies, Swedish Crown, Norway Crown and Euro, respectively which represent the functional currencies in each subsidiary. At the same time, the Swedish subsidiary has 100% ownership of the subsidiary in Finland.

b.	On April 30, 2013, Concha y Toro Norway AS acquired 100 % of shares from Agardh 227 AS (company with no transactions and assets), domiciled in Oslo, Norway, amounting to NOK 30,000 (Norway Crowns). Thus, changing its name to VCT Norway AS. This subsidiary is intended to promote and distribute the products of Fetzer Vineyards in Norway.

c.	As of December 31, 2013, there are potentially remittable earnings from these subsidiaries amounting to SEK 13,541,833.06 (Swedish crown) in Concha y Toro Sweden AB and subsidiary and NOK 4,047,469.59 (Norway Crowns) in Concha y Toro Norway AS and subsidiary.
F-52

v.	Valuation of investments in China

a.	The financial statements of companies incorporated in China, where Viña Concha y Toro SA has direct and indirect interest of 100%, are expressed in Yuan, which is the functional currency of the subsidiaries.

b.	Concha y Toro Shanghai Representative Office, subsidiary in which Viña Concha y Toro S.A has direct ownership of 100%, finished its operations in May 2010 and hashad no transactions since that date.

c.	On January 8, 2013, Gan Lu Wine Tranding (Shanghai) Co., Ltd.was formed with a capital of USD 210,000 (United States Dollars). The only shareholder of the latter is VCT Group of Wineries Asia Pte. Ltd.

d.	As of December 31, 2013, there are no gains potentially remittable from the subsidiaries in China.

vi.	Valuation of investments in Singapore

a.	The financial statements of the company incorporated in Singapore, where Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in U.S. dollars, which is the functional currency of the subsidiary.

b.	b. During 2013, VCT Investments SpA International has made Capital contributions for an amount of USD 150,000.

c.	c. At December 31, 2013, there are no gains potentially remittable from the subsidiary in Singapore.

vii.	Valuation of investments in the United States

a.	The financial statements of companies incorporated in the United States, where Viña Concha y Toro S.A. indirectly holds 100% interest, are quoted in U.S. Dollars which is the functional currency of the subsidiaries.

b.	At December 31, 2013, there are potentially remittable profits from subsidiaries in the U.S., amounting to USD 11,749,697.44.

viii.	Valuation of investments in Mexico

a.	The financial statements of companies incorporated in Mexico, where Viña Concha y Toro S.A. indirectly holds 100% indirect interest (VCT Mexico S. de RL de CV) and indirect by 51% (VCT & DG Mexico SA de CV), are expressed in Mexican Pesos which is the functional currency of the subsidiaries.

b.	During 2013, VCT Inversiones VCT Internacional SpA and Inversiones Concha y Toro SpA have made capital contributions to VCT Mexico S. de RL de CV for an overall amount of MXN$ 680,350.00 (MXN$ 8,505,035.94 in 2012). Thus, the new capital of VCT Mexico S. de RL de C.V. is valued at MXN$ 9,188,385.94 (Mexican Pesos).

c.	At December 31, 2013, there are potentially remittable gains from subsidiaries in Mexico, amounting to MXN$18,606,360.40 (Mexican Pesos).

ix.	Valuation of investments in Canada

a.	The financial statements of the company incorporated in Canada, where Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in Canadian dollars, which is the functional currency of the subsidiary.

b.	As of December 31, 2013, there are potentially remittable gains from the subsidiary in Canada, in the amount of CAD$ 122,199.21 (Canadian Dollars).
F-53

x.	Valuation of investments in South Africa

a.	The financial statements of the company incorporated in South Africa, where Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in South African Rand, which is the functional currency of the subsidiary.

b.	As of December 31, 2013, there are potentially remittable gains from the subsidiary in South Africa, in the amount of ZAR$921,739.19 (South African Rands).

xi.	Valuation of investments in France

a.	On June 17, 2013 the subsidiary Southern Cone France S.A.R.L.was formed, according to the laws of the Republic of France. Viña Concha y Toro S.A. indirectly owns 100% stake through its subsidiary Inversiones VCT International SpA, the Company’s capital amounts to EUR 20,000 (Euros).

b.	As of December 31, 2013, there are no potentially remittable gains from the subsidiary in France.
F-54

11.2	Summarized Financial Information of subsidiaries

The Total Summarized Financial Information of subsidiaries which consolidates at the closing date of the related years, before the elimination of intercompany transactions is presented as follows:

As of December 31, 2013
	Country of	Functional		Asset			Liability			Ordinary	Profit (loss)
Subsidiaries	incorporation	currency	Ownership %	Current	Non-current	Total	Current	Non-current	Total	income	net
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Comercial Peumo Ltda.	Chile	Chilean Peso	100%	31,385,927	2,110,966	33,496,894	28,200,740	5,296,153	33,496,894	90,739,156	3,469,113
Viña Cono Sur S.A.	Chile	Chilean Peso	100%	20,037,420	45,750,438	65,787,858	39,928,953	25,858,905	65,787,858	59,926,418	7,644,518
Viña Cono Sur Orgánico SpA	Chile	Chilean Peso	100%	487,048	—	487,048	485,556	1,491	487,048	—	490
Transportes Viconto Ltda.	Chile	Chilean Peso	100%	607,486	284,605	892,091	146,201	745,890	892,091	663,737	24,160
Sociedad Exportadora y Comercial Viña Maipo SpA	Chile	Chilean Peso	100%	23,275,150	10,690,828	33,965,978	20,443,342	13,522,636	33,965,978	25,697,346	11,293,552
Sociedad Exportadora y Comercial Viña Canepa SpA	Chile	Chilean Peso	100%	1,367,302	132,517	1,499,819	1,124,745	375,073	1,499,819	1,262,297	434,454
Bodegas y Viñedos Quinta de Maipo SpA	Chile	Chilean Peso	100%	13,177,577	13,557,364	26,734,941	12,641,285	14,093,656	26,734,941	4,895,460	12,755,470
Inversiones Concha y Toro SpA	Chile	Chilean Peso	100%	35,189,224	71,719,037	106,908,261	75,328,781	31,579,479	106,908,261	—	14,972,100
Inversiones VCT Internacional SpA	Chile	Chilean Peso	100%	36,381,657	11,848,289	48,229,946	9,294,901	38,935,044	48,229,946	—	4,919,714
Viña Maycas del Limarí Ltda.	Chile	Chilean Peso	100%	817,533	5,005	822,539	353,176	469,363	822,539	259,024	239,830
Viñedos Los Robles SpA	Chile	Chilean Peso	100%	672,145	10,428	682,573	373,322	309,251	682,573	486,876	316,403
Concha y Toro Shangai SRO	China	Yuan	100%	62,593	—	62,593	251,918	(189,325)	62,593	—	—
Gan Lu Wine Trading (Shanghai) Co., Ltd.	China	Yuan	100%	143,663	1,157	144,820	65,499	79,321	144,820	462,820	347
VCT Group Of Wineries Asia Pte. Ltd.	Singapore	U.S. Dollar	100%	1,804,071	136,928	1,940,999	1,585,478	355,521	1,940,999	2,490,284	64,755
Trivento Bodegas y Viñedos S.A. Consolidado	Argentina	U.S. Dollar	100%	19,768,022	22,432,862	42,200,884	13,606,635	28,594,249	42,200,884	27,616,314	1,927,215
VCT Brasil Import. y Export. Ltda.	Brazil	Brazilian Real	100%	22,988,144	1,108,480	24,096,625	13,001,199	11,095,425	24,096,625	25,169,569	616,810
VCT Wine Retail Participacoes Ltda.	Brazil	Brazilian Real	100%	2,227	—	2,227	—	2,227	2,227	—	—
Concha y Toro Norway AS	Norway	Norway Crown	100%	3,083,225	3,314	3,086,539	2,706,828	379,711	3,086,539	4,266,363	122,091
VCT Norway AS	Norway	Norway Crown	100%	2,593	—	2,593	—	2,593	2,593	—	—
Concha y Toro Sweden AB	Sweden	Swedish Crown	100%	7,063,277	289,283	7,352,560	6,242,469	1,110,092	7,352,560	14,083,683	152,277
Concha y Toro Finland OY	Finland	Euro	100%	3,638,259	—	3,638,259	3,354,553	283,706	3,638,259	5,919,539	(65,285)
Concha y Toro UK Ltd.	England	Pund Sterling	100%	52,633,578	113,891	52,747,469	45,829,350	6,918,118	52,747,469	84,698,213	1,000,553
VCT USA, Inc.	U.S.A	U.S. Dollar	100%	1,750,581	126,285,728	128,036,308	9,081,150	118,955,159	128,036,308	—	58,531
Fetzer Vineyards	U.S.A	U.S. Dollar	100%	65,370,698	79,360,884	144,731,583	17,176,662	127,554,921	144,731,583	57,526,338	998,170
VCT Mexico, S. de R.L. de C.V.	Mexico	Mexican peso	100%	174,797	938,406	1,113,203	9,750	1,103,453	1,113,203	—	407,974
VCT & DG Mexico, S.A. de C.V.	Mexico	Mexican peso	51%	11,008,822	173,674	11,182,496	9,387,972	1,794,524	11,182,496	12,914,424	888,874
Concha y Toro Canada Ltd.	Canada	Canadian dollar	100%	105,439	700	106,139	45,432	60,707	106,139	243,714	18,915
Concha y Toro Africa & Middle East Proprietary Ltd.	South Africa	South African Rand	100%	74,987	18,199	93,186	31,723	61,463	93,186	166,912	(9,073)
Cono Sur France S.A.R.L.	France	Euro	100.00%	14,486	—	14,486	—	14,486	14,486	—	—
F-55

	As of December 31, 2012
	Country of			Asset			Liability			Ordinary	Profit (loss)
Subsidiaries	incorporation	Functional	Ownership %	Current	Non-current	Total	Current	Non-current	Total	income	net
		currency		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Comercial Peumo Ltda.	Chile	Chilean Peso	100%	27,554,452	1,857,820	29,412,272	25,348,510	4,063,762	29,412,272	91,660,021	5,102,055
Viña Cono Sur S.A.	Chile	Chilean Peso	100%	18,488,464	43,690,530	62,178,994	40,457,574	21,721,420	62,178,994	60,171,712	3,012,526
Transportes Viconto Ltda.	Chile	Chilean Peso	100%	763,913	153,367	917,280	198,751	718,529	917,280	654,965	108,918
Sociedad Exportadora y Comercial Viña Maipo SpA	Chile	Chilean Peso	100%	16,251,823	8,837,712	25,089,535	15,798,113	9,291,422	25,089,535	23,058,521	4,611,222
Sociedad Exportadora y Comercial Viña Canepa SpA	Chile	Chilean Peso	100%	858,212	145,703	1,003,915	812,745	191,170	1,003,915	1,641,969	83,623
Bodegas y Viñedos Quinta de Maipo SpA	Chile	Chilean Peso	100%	8,733,100	9,314,888	18,047,988	8,740,540	9,307,448	18,047,988	4,869,270	5,067,173
Inversiones Concha y Toro SpA	Chile	Chilean Peso	100%	24,914,994	59,269,042	84,184,036	61,256,329	22,927,707	84,184,036	—	4,104,355
Inversiones VCT Internacional SpA	Chile	Chilean Peso	100%	36,921,882	9,824,307	46,746,189	12,680,969	34,065,220	46,746,189	—	15,463,169
Viña Maycas del Limarí Ltda.	Chile	Chilean Peso	100%	582,243	1	582,244	263,164	319,080	582,244	360,077	(25,771)
Viñedos Los Robles SpA	Chile	Chilean Peso	100%	530,033	8,756	538,789	356,768	182,021	538,789	1,014,712	152,608
Concha y Toro Shangai SRO	China	Yuan	100%	55,739	—	55,739	230,094	(174,355)	55,739	—	—
VCT Group Of Wineries Asia Pte. Ltd.	Singapore	U.S. Dollar	100%	1,024,953	84,291	1,109,244	1,235,180	(125,936)	1,109,244	1,950,176	8,987
Trivento Bodegas y Viñedos S.A. Consolidado	Argentina	U.S. Dollar	100%	19,929,771	21,045,723	40,975,494	16,971,744	24,003,750	40,975,494	27,234,922	579,109
VCT Brasil Import. y Export. Ltda.	Brazil	Brazilian Real	100%	38,182,981	69,758	38,252,739	32,940,570	5,312,169	38,252,739	76,732,094	1,030,387
Concha y Toro Norway AS	Norway	Norway Crown	100%	2,832,264	603	2,832,867	2,593,312	239,555	2,832,867	3,982,687	61,286
Concha y Toro Sweden AB	Sweden	Swedish Crown	100%	5,287,447	321,276	5,608,723	4,751,576	857,147	5,608,723	11,958,348	251,237
Concha y Toro Finland OY	Finland	Euro	100%	3,175,740	—	3,175,740	2,856,101	319,639	3,175,740	5,423,427	89,237
Concha y Toro UK Ltd.	England	Libra Esterlina	100%	18,230,421	1,105,591	19,336,012	10,702,013	8,633,999	19,336,012	21,381,490	1,636,561
VCT USA, Inc.	U.S.A	Dólar Americano	100%	1,309,231	115,523,549	116,832,780	17,677,459	99,155,321	116,832,780	—	2,313,248
Fetzer Vineyards	U.S.A	Dólar Americano	100%	58,964,758	75,002,238	133,966,996	17,454,702	116,512,294	133,966,996	54,066,026	2,916,346
VCT Mexico, S. de R.L. de C.V.	Mexico	Peso Mexicano	100%	112,562	979	113,541	50,253	63,288	113,541	213,375	42,360
VCT & DG Mexico, S.A. de C.V.	Mexico	Peso Mexicano	51%	9,419	596,591	606,010	—	606,010	606,010	—	290,784
Concha y Toro Canada Ltd.	Canada	Dólar Canadiense	100%	9,211,346	60,420	9,271,766	8,101,979	1,169,787	9,271,766	5,776,025	573,665
Concha y Toro Africa & Middle East Proprietary Ltd.	South Africa	Rand Sudafricano	100%	102,771	(891)	101,880	23,086	78,794	101,880	180,202	63,813
F-56

11.3	Information to be disclosed on investments in associates (in thousands of Ch$ pesos)

A detail of main investments in associates under equity method as of December 31, 2013 and 2012 is presented as follows:

The ownership of Viña Concha y Toro in its associates companies are as follows:

	As of December 31, 2013							As of December 31, 2012
Associated	Assets		Liabilities		Equity	Ordinary income	Profit(loss) Net	Assets		Liabilities		Equity	Ordinary income	Profit(loss) Net
	Current	Non- current	Current	Non- current				Current	Non- current	Current	Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Viña Almaviva S.A.	5,028,950	14,352,792	827,224	649,841	17,904,677	5,739,748	2,013,323	6,357,076	14,223,596	2,295,229	2,395,406	15,890,037	5,409,160	2,385,946
Industria Corchera S.A.	10,066,065	3,242,135	4,481,665	104,893	8,721,642	11,066,843	195,249	9,920,211	3,262,264	4,492,832	85,150	8,604,493	10,725,360	638,590
Southern Brewing Company S.A	691,192	5,627,564	1,223,645	199,461	4,895,650	796,858	79,688	628,781	4,623,975	1,128,088	273,324	3,851,344	1,611,802	69,917
Inovacion Tecnológica Vitivinicola S.A.	92,881	—	65,010	—	27,871	212,588	4,952	92,881	—	65,010	—	27,871	212,588	4,952
Excelsior Wine Company	12,458,984	—	7,808,860	—	4,650,124	56,390,025	4,444,365	16,879,600	241,847	10,643,038	—	6,478,409	58,446,745	12,497,811
Total	28,338,072	23,222,491	14,406,404	954,195	36,199,964	74,206,062	6,737,577	33,878,549	22,351,682	18,624,197	2,753,880	34,852,154	76,405,655	15,597,216

		Investment amount		Income for the year
Tax Id No.	Company name	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012	Country of incorporation	Functional currency	Ownership percentage	Main activities of the company
		ThCh$	ThCh$	ThCh$	ThCh$
96.824.300-4	Viña Almaviva S.A. (*)	8,310,150	7,302,829	1,006,662	1,192,972	Chile	Chilean Peso	50.000%	Production and trading of premium wine “chateau” which is mainly for export markets

90.950.000-1	Industria Corchera S.A. (**)	5,380,794	5,322,263	97,552	319,059	Chile	Chilean Peso	49.963%	Manufacture, production, import, export and trading of corks caps and lids for the vineyard market in Chile and abroad

76.571.080-4	Innovacion Tecnológica Vitivinicola S.A. (***)	4,212	4,212	—	—	Chile	Chilean Peso	15.740%	Research and experimental development

45-2968791	Excelsior Wine Company (****)	1,151,199	1,399,494	743,726	1,153,862	USA	U.S. Dollar	20.000%	Import, Sale and Distribution of Wine and Liquors

76.240.720-5	Southern Brewing Company S.A (*****)	2,291,167	1,448,772	39,047	27,967	Chile	Chilean Peso	49.000%	Corporate investment and movable capital annuitants in general
Total		17,137,522	15,477,570	1,886,987	2,693,860

There are no contingent liabilities related to these investments.

(*) The investment in Almaviva S.A. is presented deducted by 50% of the unrealized gain generated in the Land sale transaction in 2001 to Almaviva S.A.; given that this is an unrealized gain for Concha y Toro S.A. The deduction amounts to ThCh$ 642,190. The realization of this gain will be effective when this land is distributed to a third party other than the Group.

The ownership includes an unrealized profit of ThCh$ 2,914 as of December 31, 2013 (ThCh $ (33,503) as of December 31, 2012)

(**) Include goodwill equivalent to Th$1,023,201, Industria Corchera is presented net as indicated in Note 2.10.1

(***) A significant influence has been considered in this associate due to the fact that there is representation in the Directory of this company..

The ownership includes an unrealized gain of ThCh$ 20,906 as of December 31, 2013 (ThCh $ 34,836 as of December 31, 2012)

(****) The investment in Excelsior Wine Company represents 50% of the ownership on its equity. However, it has been agreed that from August 2011, VCT USA, Inc. will receive 20% of the profit for the years ended December 31, 2012 and 2013, respectively.

The ownership is deducted by an unrealized gain of ThCh$ (29,543) as of December 31, 2013 (ThCh $ 40,176 as of December 31, 2012)

(*****) On April 15, 2013, a capital increase was performed to the associated company Southern Capital Brewing Company SA increasing the direct ownership of Viña Concha y Toro SA to 49%.

The ownership is deducted by an unrealized gain of ThCh (3,508), as of December 31, 2013 (ThCh$ 1,311 as of December 31, 2012)

F-57

11.4	Goodwill for investment in associates

The gross and net value of goodwill as of December 31, 2013 is as follows:

–	The amount presented corresponds to the investment of 49.963% of Industria Corchera S.A., amounting to ThCh$1,023,201, with no impairment presented.

This goodwill that was generated prior to the date of our transition to IFRS is maintained at the net value recorded to that date and is controlled in the same currency of the investment (Chilean pesos).

The book value of goodwill is netted to its corresponding investments.

F-58

NOTE 12. GOODWILL

Goodwill for investment in subsidiaries:

Acquisition of Fetzer Vineyards, Inc.

On April 15, 2011 Concha y Toro S.A. through its subsidiary VCT USA, Inc. acquired 100% ownership in Fetzer Vineyards, Inc., a winery located in California USA.

This acquisition is in line with the Company’s business strategy and we believe it is a very important event in the Company’s history. It is expected that this operation helps the Group to increase its global sales, as Fetzer is one of the 10 most important brands of USA in terms of sales volume. During the period from January 1 to December 31, 2013 Fetzer Vineyards, Inc. generated revenues of ThCh$57,452,784 and profits of ThCh$926,668 of the Company’s consolidated income.

Goodwill

As of December 31, 2012 and 2011, the value of goodwill acquired is detailed as follows:

The measured contribution as of April 15, 2011, of 100% of the shares of Fetzer Vineyards, amounted to ThCh$ 110,131,729 (USD 233,053,431) and the fair value of its net identifiable assets when purchased amounted to ThCh$ 89,582,287, resulting in an historical goodwill of ThCh $ 20,549,442

The value of the acquired goodwill is as follows:

Detail	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$

Historic cost	20,549,442	20,549,442

Foreign currency exchange difference	2,263,413	321,792

Total	22,812,855	20,871,234

Goodwill is mainly attributable to the skills and technical abilities of the workforce at Fetzer Vineyards, Inc., and to the synergies expected due to the integration of this Company with the business of Concha y Toro Group.

The Company and the seller agreed to effect this acquisition under Section 338(h)(10) for tax purposes, which makes that this operation qualifies as an asset purchase. Under this condition, the tax goodwill is deductible.

F-59

NOTE 13. INTANGIBLE ASSETS

13.1 Classes of Intangible Assets

Balances of different classes of intangible assets as of December 31, 2013 and 2012, are detailed as follows

Description on classes of Intangible Assets	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Intangible assets, net	30,755,821	28,803,498
Net Intangible asset with finite life	4,992,254	4,973,226
Brands net	19,148,265	17,518,540
Water right, net	6,597,242	6,293,664
Easement right, net	18,060	18,068

Net identifiable intangible assets	30,755,821	28,803,498
Licenses, Registered Brands and other rights, net	29,016,868	27,104,695
IT Programs, net	1,738,953	1,698,803

Gross Intangible assets	40,204,460	37,270,688

Gross Intangible assets identifiable	40,204,460	37,270,688
Licenses, Registered Brands and other rights, gross	31,230,239	29,075,075
IT Programs, gross	8,974,221	8,195,613

Total, Accumulated amortization and value impairment on Intangible assets	(9,448,639)	(8,467,190)

Accumulated amortization and value impairment on identifiable intangible assets	(9,448,639)	(8,467,190)
Licenses, Registered Brands and other rights	(2,213,371)	(1,970,380)
IT Programs	(7,235,268)	(6,496,810)

As of December 31, 2013, the Company has no restrictions on intangible assets and does not keep acquisition commitments.

The book value of intangibles with indefinite useful life was assigned to the cash generating unit (CGU) which corresponds to agricultural land, within the Wines segment. These intangible assets and the agricultural land have been tested for impairment, i.e. the CGU has been assessed and no impairment has been found as a result of these tests.

Changes in intangibles as of December 31, 2013 are detailed as follows:

Changes in Identifiable Intangible Assets	Licenses, Registered Brands and other Rights, Net ThCh$	IT Programs, Net ThCh$	Identifiable Intangible Assets, Net ThCh$
Initial balance	27,104,695	1,698,803	28,803,498
Changes:
Additions	499,338	687,142	1,186,480
Conversion effect in foreign subsidiaries	1,677,309	91,466	1,768,775
Withdrawals	(21,483)	—	(21,483)
Amortization	(242,991)	(738,458)	(981,449)
Total Changes	1,912,173	40,150	1,952,323
Final balance As of December 31, 2013	29,016,868	1,738,953	30,755,821

The amount due to amortization amounted to ThCh$ 981,449 and ThCh$911,459 as of December 31, 2013 and 2012, respectively, which is reflected in the statement of income included in item “depreciation and amortization”, within the line “administrative expenses” and “costs of sales” corresponding to the portion which forms part of the inventories cost.

F-60

Changes in intangibles as of December 31, 2012 are detailed as follows:

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

Intangible assets with a definite useful life are amortized on a straightline basis over its useful life, beginning at the moment when they are ready for use. Those intangibles with indefinite useful lives are not amortized.

F-61

NOTE 14. PROPERTY, PLANT AND EQUIPMENT

14.1	Classes of Property, plant and equipment, by classes

Balances of this item are detailed as follows:

Description on classes of Property, plant and equipment	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$

Property, plant and equipment, Net	261,515,330	257,672,949

Construction in-progress, Net	6,227,023	11,543,506
Land, Net	109,644,681	108,319,230
Buildings, Net	35,585,099	32,446,131
Plant and equipment, Net	33,529,505	33,090,114
IT Equipment, Net	769,674	617,977
Fixed facilities and Accessories, Net	69,212,156	65,412,391
Vehicles, Net	1,345,407	1,267,315
Improvement of leased assets, Net	650,114	581,866
Other Property, plant and equipment, Net	4,551,671	4,394,419

Property, plant and equipment, Gross	426,169,960	407,075,264

Construction in-progress, Gross	6,227,023	11,543,506
Land, Gross	109,644,681	108,319,230
Buildings, Gross	55,639,388	50,333,573
Plant and equipment, Gross	93,234,967	86,577,980
IT Equipment, Gross	4,066,063	3,834,066
Fixed facilities and Accessories, Gross	143,844,175	133,883,427
Vehicles, Gross	4,042,557	3,998,278
Improvement of leased assets, Gross	769,406	641,707
Other Property, plant and equipment, Gross	8,701,700	7,943,497

Accumulated depreciation of Property, plant and equipment, Total	(164,654,630)	(149,402,315)

Accumulated depreciation, Buildings	(20,054,289)	(17,887,442)
Accumulated depreciation, Plant and equipment	(59,705,462)	(53,487,866)
Accumulated depreciation, IT Equipment	(3,296,389)	(3,216,089)
Accumulated depreciation, Fixed facilities and Accessories	(74,632,019)	(68,471,036)
Accumulated depreciation, Motorized vehicles	(2,697,150)	(2,730,963)
Accumulated depreciation on improvements of leased assets	(119,292)	(59,841)
Accumulated depreciation, Others	(4,150,029)	(3,549,078)
F-62

Changes in Property, Plant and equipment as of December 31, 2013 and 2012 are as follows (Amounts in ThCh$):

Reconciliation items of changes in Property, plant and equipment, by classes	Construction inprogress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixed facilities and accessories, Net	Motorized vehicles, Net	Improvement of leased assets, Net	Other Property, plant and equipment, Net	Property, plant and equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance As of January 1, 2013	11,543,506	108,319,230	32,446,131	33,090,114	617,977	65,412,391	1,267,315	581,866	4,394,419	257,672,949
Changes:
Additions	4,887,077	—	376,886	3,361,009	450,123	8,318,967	501,254	—	469,017	18,364,333
4% Fixed asset credit	—	—	—	(17,777)	(1,301)	(18,972)	—	—	(6,092)	(44,142)
Sales of assets	—	—	—	(59,653)	—	(54,078)	(30,219)	—	(331)	(144,281)
Reclassification of assets for work termination	(8,118,952)	403,610	3,835,008	596,413	68,163	3,214,313	—	—	1,445	—
Write-offs	(46,724)	—	(10,578)	(130,232)	(2,009)	(105,679)	(12,118)	—	(333)	(307,673)
Depreciation expense	—	—	(2,021,940)	(6,320,884)	(397,471)	(8,118,644)	(379,898)	(44,452)	(759,145)	(18,042,434)
Increase (decrease) in foreign currency exchange	(2,035,079)	921,841	959,592	3,010,515	34,192	563,858	(927)	112,700	452,691	4,019,383
Other increases (decreases)	(2,805)	—	—	—	—	—	—	—	—	(2,805)

Total changes	(5,316,483)	1,325,451	3,138,968	439,391	151,697	3,799,765	78,092	68,248	157,252	3,842,381

Final balance As of December 31, 2013’	6,227,023	109,644,681	35,585,099	33,529,505	769,674	69,212,156	1,345,407	650,114	4,551,671	261,515,330
F-63

Reconciliation items of changes in Property, plant and equipment, by classes	Construction inprogress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixed facilities and accessories, Net	Motorized vehicles, Net	Improvement of leased assets, Net	Other Property, plant and equipment, Net	Property, plant and equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance As of January 1, 2012	8,583,776	109,792,137	33,632,391	35,680,764	750,641	64,460,178	1,188,772	670,037	4,905,965	259,664,661
Changes:
Additions	8,329,176	128,488	471,842	3,716,483	243,406	5,904,443	465,929	—	248,386	19,508,153
4% Fixed asset credit	—	—	—	(8,233)	(618)	(30,643)	(669)	—	(3,133)	(43,296)
Sales of assets	—	—	—	(89,455)	(956)	(42,262)	(27,934)	—	(3,067)	(163,674)
Reclassification of assets for work termination	(5,153,497)	(791,248)	932,048	339,994	54,124	3,540,432	23,214	—	170,508	(884,425)
Write-offs	(10,552)	—	7,031	(25,481)	(2,869)	(58,780)	(2,310)	—	—	(92,961)
Depreciation expense	—	—	(1,873,060)	(5,591,073)	(396,810)	(7,941,092)	(337,735)	(37,532)	(659,035)	(16,836,337)
Increase (decrease) in foreign currency exchange	(149,244)	(810,147)	(724,121)	(932,885)	(28,941)	(419,885)	(41,952)	(50,639)	(265,205)	(3,423,019)
Other increases (decreases)	(56,153)	—	—	—	—	—	—	—	—	(56,153)

Total changes	2,959,730	(1,472,907)	(1,186,260)	(2,590,650)	(132,664)	952,213	78,543	(88,171)	(511,546)	(1,991,712)

Final balance As of December 31, 2012	11,543,506	108,319,230	32,446,131	33,090,114	617,977	65,412,391	1,267,315	581,866	4,394,419	257,672,949
F-64

14.2 Additional Information

a)	Property, plant and equipment

The Company has not identified triggeringg events which wold indicate impairment of property, plant and equipment, other than those already recorded and presented in these financial statements.

b)	Commitments acquired and restrictions on acquisition of property, plant and equipment

As of December 31, 2013, commitments to acquire property, plant and equipment amounted to ThCh$2,728,319 net.

The Company does not have any restrictions on goods of property, plant and equipment, other than those reported in Note 32 Guarantees committed with third-parties.

14.3	Assets under financial lease

a)	Financial lease

To date, there are no property, plant and equipment that meet this condition given that on December 3, 2012 it was exercised the purchase option on the bottling line in Bodegas y Viñedos Trivento S.A

b)	Obligations for contracts or financial leases

As of December 31, 2013 and December 31, 2012 there are no obligations due to contracts or financial leases.

14.4	Costs of capitalized interests, Property, Plant and equipment

The cost of capitalized interests is determined by applying an average rate or weighted average of all financing costs incurred by the Company to final monthly balances of work in-progress and which comply with the requirements of IAS 23.

Rates and costs for capitalized interests of property, plant and equipment are detailed as follows:

Viña Concha y Toro S.A.

	As of December 31, 2013	As of December 31, 2012
Capitalization rate of capitalized interest, property, plant and equipment	3.71%	3.68%
Amounts of capitalized interest, property, plant and equipment (in ThCh$)	111,107	240,152
Amount of capitalized interest, biological assets (in ThCh$)	518,634	364,850
Total in ThCh$	629,741	605,002

Trivento Bodegas y Viñedos S. A.

	As of December 31, 2013	As of December 31, 2012
Capitalization rate of capitalized interest, property, plant and equipment	11.17%	8.99%
Amount of capitalized interest, biological assets (in ThCh$)	94,271	81,102
Total in ThCh$	94,271	81,102
F-65

NOTE 15. BIOLOGICAL ASSETS

The Company includes as part of these assets vine plantations both, in growing and in production and agricultural product grape.

As referred to in IAS 41, biological assets should be measured at fair value less estimated costs up to sales, except in cases where the fair value cannot be measured reliably. The rule propose as alternative valuation: Market prices; Present value of net cash flows expected from the asset and costs.

Based on the information and analysis prepared by Viña Concha y Toro, the valuation of biological assets (vines planted in growing / production) at “fair value” today is unlikely to reliably determine, in the cases of Chile and Argentina. Meanwhile for the vines located in the United States, which were acquired through the Fetzer subsidiary it was able to determine through the estimated residual value using a combination of market focus (sales comparison) and the cost approach in determining the fair value. It was possible to estimate fair value because the market data (recent transactions of land planted and unplanted) were available. This information is not available, both in Chile and Argentina, as two emerging economies are characterized by the immaturity of the market, with lower levels of liquidity and a limited number of market participants, unlike the United States, which is a developed market.

Viña Concha y Toro, owns vineyards in Chile and Argentina, where there is no active market for the vines planted in both growing and production, as these are not commonly traded in an active wine industry. In the market, there is not available a sufficient number of transactions for these assets in order to identify reference prices for its valuation. Given the high degree of subjectivity to qualify the status (quality) associated with grape vine plantations, for certain grapes plantations (vines) there is no objective market.

Moreover it is not possible to apply the present value of net flows, as the vines in development and production are not sold separately and, by themselves, do not generate cash flows. Cash flows should be related to the realization of agricultural produce (grapes) that generate the biological asset. In the actual business, grapes from the vineyards will be used to produce wine which, subsequently will be traded, not to be sold, so we do not have a benchmark price for grapes in the market. In addition the main variables of all cash flow models are the amount and price, these variables depend on the efficiency levels of each company in managing its vineyards, which in turn will depend on: adopted technology and know- how. Consequently, is not possible to identify the right combination of variables to consider (amount and costs involved), that makes are is reliable.

After analyzing the subject, it was concluded that any methodology is unreliable, as the basic variables that are inputs into the models are not based on objective information to enable measurable and reliable results. Based on the foregoing, we conclude that today, the use of cash flow models does not provide a reliable measure of fair value for biological assets. According to the background and objective indicators analyzed thus far, we can conclude that there is no other more appropriate valuation methods other than the cost value method. The valuation through cost value method seems the best estimator to value biological assets (vines) given the reality of our wine industry and market specifications as discussed above. Depreciation of vines in production is carried out on a linear basis and is based on the estimated production life, which is assessed periodically. Vines in the growing stage are not depreciated until its production begins, which occurs in the fifth year after planting, when the vines begin producing grapes for the wine process. Costs incurred in the purchase and planting of new vines are capitalized.

In accordance with IAS 41, in the adoption of IFRS and based on the Company’s results on the analysis and calculation it was concluded that the fair value of the grapes at the time of harvest closely approximated the book value and consequently, the grapes at the point of harvest are measured at fair value less costs to sell, and then are transferred to inventory.

F-66

15.1	Detail on groups of Biological Assets

The biological assets maintained by Viña Concha y Toro S.A. and subsidiaries consist of grapevines in production and grapevines in growing stage.

Reconciliation of changes in Biological Assets

Reconciliation of changes in Biological assets	Current	Non-current
	ThCh$	ThCh$
Biological assets, initial balance As of January 1, 2013	14,342,503	64,537,068
Biological Assets, gross at beginning of the period	14,342,503	89,184,180
Biological Assets, accumulated amortization and impairment at beginning of the period	—	(24,647,112)

Net Biological Assets at beginning of the period	14,342,503	64,537,068
Increases other than those coming from business combinations, Biological Assets	28,605,810	8,468,574
Increases (decreases) for exchange difference (net), Biological Assets	184,049	1,025,317
Depreciation of Biological Assets	—	(3,555,973)
Other decreases (*)	(42,710)	(401,120)
Decreases due to harvests or pickup, Biological Assets.	(28,268,065)	(1,521,043)

Total Biological assets As of December 31, 2013	14,821,587	68,552,823
Biological Assets, gross As of December 31, 2013	14,821,587	96,755,908
Biological assets, Amortization and accumulated depreciation As of December 31, 2013	—	(28,203,085)

Reconciliation of changes in Biological assets	Current	Non-current
	ThCh$	ThCh$
Biological assets, initial balance As of January 1, 2012	12,407,775	61,839,636
Biological Assets, gross at beginning of the period	12,407,775	82,849,813
Biological Assets, accumulated amortization and impairment at beginning of the period	—	(21,010,177)

Net Biological Assets at beginning of the period	12,407,775	61,839,636
Increases other than those coming from business combinations, Biological Assets	27,567,840	9,007,464
Increases (decreases) for exchange difference (net), Biological Assets	(274,732)	(906,012)
Depreciation of Biological Assets	—	(3,438,597)
Other decreases (*)	—	(198,338)
Decreases due to harvests or pickup, Biological Assets.	(25,358,380)	(1,767,085)

Total Biological assets As of December 31, 2012	14,342,503	64,537,068
Biological Assets, gross As of December 31, 2012	14,342,503	89,184,180
Biological assets, Amortization and accumulated depreciation As of December 31, 2012	—	(24,647,112)

(*) The concept other decreases corresponds to vine that have been pulled up

F-67

a)	Biologic Assets used as guarantee

The grapevines of Viña Concha y Toro S.A. and subsidiaries, either in production stage or in growing stage, are not subject to any kind of restrictions, nor have been used as guarantees of financial liabilities.

b)	Government Subsidies

The company applies for government subsidies related to the agricultural activity in conformity with Law 18.450 to foster watering and drainage.

These subsidies require certain conditions on its application. The company complies with these in order to obtain its benefits. Subside are granted one time only and are assigned to a specific watering project. As of December 31, 2013, the government subsidies that have been received amounted to Th $115,984.

c)	Commitments to develop or acquire Biologic Assets

As of December 31, 2013 there are no commitments to develop or acquire biologic assets

d)	Distribution of hectares as of December 31, 2013:

	Vineyards in production	Vineyards in development	Total planted vineyards	Land in turnover	Fruit trees	Total Agricultural Area
Chile
Limarí	728	333	1,061	192	—	1,253
Casablanca	365	51	416	10	—	426
Aconcagua	—	100	100	—	—	100
Leyda	130	—	130	—	—	130	’
Maipo	779	88	867	23	—	890
Cachapoal	1,055	360	1,415	163	10	1,587
Colchagua	1,628	439	2,067	143	—	2,210
Curicó	572	113	685	18	—	703
Maule	1,941	403	2,345	521	—	2,865
Total Chile	7,198	1,888	9,086	1,070	10	10,166
Argentina
Mendoza	1,061	93	1,154	56	—	1,210
Total Argentina	1,061	93	1,154	56	—	1,210
U.S.A.
Fetzer	429	35	464	—	3	467
Total U.S.A.	429	35	464	—	3	467
Total Holding	8,688	2,015	10,703	1,126	13	11,842
F-68

Distribution of hectares as of December 31, 2012:

	Vineyards in production	Vineyards in development	Total planted vineyards	Land in turnover	Fruit trees	Total Agricultural Area
Chile
Limarí	695	411	1,106	177	—	1,283
Casablanca	375	35	410	16	—	426
Aconcagua	—	100	100	—	—	100
Leyda	130	—	130	—	—	130
Maipo	889	65	954	27	—	980
Cachapoal	1,070	289	1,359	287	41	1,687
Colchagua	1,635	440	2,075	215	—	2,290
Curicó	527	150	677	24	—	701
Maule	1,914	408	2,321	578	—	2,899
Total Chile	7,235	1,898	9,133	1,323	41	10,497
Argentina
Mendoza	1,061	93	1,154	56	—	1,210
Total Argentina	1,061	93	1,154	56	—	1,210
U.S.A.
Fetzer	440	24	463	—	3	466
Total U.S.A.	440	24	463	—	3	466
Total Holding	8,736	2,014	10,750	1,379	44	12,173

The total vines planted include certain long-term leases that the Company has in Valle de Casablanca, del Maipo, and Colchagua.

The total agricultural area does not include the Company’s lands which are not usable for plantations as hills, roads, etc.

e)	For the years ended as of December 31, 2013 and December 31, 2012, the company does not record any impairment on biologic assets.
F-69

NOTE 16. OTHER NON-FINANCIAL ASSETS

Non-financial assets	As of December 31, 2013		As of December 31, 2012
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Taxes recoverable	9,246,151	627,778	5,928,410	—
Other Prepaid Expenses	2,732,461	1,295,435	2,473,472	1,290,296
Prepaid Insurance	1,241,681	—	1,154,445	—
Prepaid Advertising	364,604	—	309,166	—
Prepaid leases	299,424	1,688,824	269,959	1,331,367
Other	41,351	128,671	154,541	115,342
Total	13,925,672	3,740,708	10,289,993	2,737,005

F-70

NOTE 17. FINANCIAL INSTRUMENTS

17.1	Category of Financial Instruments by nature

a)	Fair values, based on categories of financial instruments, compared against the current and non-current book value included in the consolidated statement of financial position are presented as follows:

As of December 31, 2013
			At amortized cost
Classification	Group	Type	Book value	Fair value	At fair value Book value
			ThCh$	ThCh$	ThCh$
Financial assets	Cash and cash equivalent	Balances in banks	12,850,652	12,850,652	—
		Short-term deposits	—	—	—
	Trade receivables and other accounts receivable	Trade receivables	140,313,528	140,313,528	—
Other financial assets	Accounts receivable from related companies	Current	6,396,429	6,396,429	—
		Non-current	—	—	—
	Financial assets available for sale	Current shares	—	—	3,146,321
		Non-current shares	—	—	—
	Financial assets at fair value with changes in profit or loss	Current derivatives	—	—	1,836,901
		Non-current derivatives	—	—	—
	Hedging assets	Current derivatives	—	—	3,248,221
		Non-current derivatives	—	—	2,608,160
Other financial liabilities	Bank loans	Current	61,412,866	61,628,457	—
		Non-current	107,321,365	112,141,425	—
	Obligations with the public	Current	3,204,334	3,247,822	—
		Non-current	66,500,802	66,852,040	—
	Financial liabilities at fair value with changes in profit or loss	Current derivatives	—	—	288,939
		Non-current derivatives	—	—	—
	Hedging liabilities	Current derivatives	—	—	3,564,020
		Non-current derivatives	—	—	11,287,030
Financial liabilities	Trade accounts and other accounts payable	Current trading creditors	56,063,675	56,063,675	—
		Other current accounts payable	15,504,834	15,504,834	—
		Other non-current accounts payable	—	—	—
	Accounts payable to related entities	Current	3,340,124	3,340,124	—
		Non-current	898,543	898,543	—
F-71

b)	Fair values, based on categories of financial instruments, compared against the current and non-current book value included in the consolidated statement of financial position are presented as follows:

As of December 31, 2012
			At amortized cost
Classification	Group	Type	Book value	Fair value	At fair value Book value
			ThCh$	ThCh$	ThCh$
Financial assets	Cash and cash equivalent	Balances in banks	13,013,662	13,013,662	—
		Short-term deposits	45,862,669	45,862,669	—
	Trade receivables and other accounts receivable	Trade receivables	134,361,521	134,361,521	—
Other financial assets	Accounts receivable from related companies	Current	8,717,264	8,717,264	—
		Non-current	—	—	—
	Financial assets available for sale	Current shares	—	—	3,344,748
		Non-current shares	—	—	—
	Financial assets at fair value with changes in profit or loss	Current derivatives	—	—	853,728
		Non-current derivatives	—	—	—
	Hedging assets	Current derivatives	—	—	7,879,671
		Non-current derivatives	—	—	9,493,563
Other financial liabilities	Bank loans	Current	96,276,028	97,452,889	—
		Non-current	99,911,024	106,227,920	—
	Obligations with the public	Current	3,161,663	3,158,900	—
		Non-current	67,850,463	67,621,512	—
	Financial liabilities at fair value with changes in profit or loss	Current derivatives	—	—	166,930
		Non-current derivatives	—	—	—
	Hedging liabilities	Current derivatives	—	—	3,534,589
		Non-current derivatives	—	—	1,824,774
Financial liabilities	Trade accounts and other accounts payable	Current trading creditors	61,366,867	61,366,867	—
		Other current accounts payable	11,678,108	11,678,108	—
		Other non-current accounts payable	—	—	—
	Accounts payable to related entities	Other current accounts payable	2,850,186	2,850,186	—
		Other non-current accounts payable	1,086,323	1,086,323	—
F-72

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

a)	Assets and Liabilities by hedging derivative instrument

The operations of financial derivatives qualified as hedge instruments were recognized in the Statement of Financial Position in Assets and Liabilities as per the following detail:

		As of December 31, 2013				As of December 31, 2012
Assets and liabilities for hedging		Asset		Liability		Asset		Liability
derivative instruments	Instrument	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Type of interest hedging:		—	24,841	354,116	272,480	9,697	—	573,853	598,916
Cash flow hedging	Swap	—	24,841	354,116	272,480	9,697	—	573,853	598,916
Exchange rate hedging:		3,248,221	2,583,319	3,209,904	11,014,550	7,869,974	9,493,563	2,960,736	1,225,858
Cash flow hedging	Swap	377,195	145,507	384,626	2,241,423	3,539	21,179	1,143,815	498,029
Fair value hedging	Forward	506,117	—	1,898,366	—	255,733	—	594,675	—
Cash flow hedging	Forward	2,160,325	2,437,812	780,184	8,773,127	7,549,594	9,472,384	1,070,356	727,829
Net investment hedging	Forward	204,584	—	146,728	—	61,108	—	151,890	—
Total		3,248,221	2,608,160	3,564,020	11,287,030	7,879,671	9,493,563	3,534,589	1,824,774
F-73

b)           Assets and Liabilities for derivative instruments at fair value with changes in income (Non-hedging)

Derivative operations which are recorded at fair value with changes in income were recognized in the Statement of Financial Position in Assets and Liabilities as per the following detail:

		As of December 31, 2013				As of December 31, 2012
Assets and liabilities for derivative		Asset		Liability		Asset		Liability
instruments	Instrument	Current	Non-current	Current	Non-\current	Current	Non-current	Current	Non-current
at fair value with changes in income		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-hedging derivative instruments		1,836,901	—	288,939	—	853,728	—	166,930	—
Derivative instruments	Forward	1,836,901	—	288,939	—	853,728	—	166,930	—
Total		1,836,901	—	288,939	—	853,728	—	166,930	—

c)           Other information on instruments

A detail of financial derivatives contracted as of December 31, 2013 and 2012, its fair value and its breakdown by maturity of contractual values is detailed as follows:

As of December 31, 2013
Detail by maturity		Fair value	Contractual Values
	Instrument		Year 2014	Year 2015	Year 2016	Subsequent	Total
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Type of interest hedging:		(601,755)	4,594,244	4,494,819	4,396,904	6,406,507	19,892,474
Cash flow hedging	Swap	(601,755)	4,594,244	4,494,819	4,396,904	6,406,507	19,892,474
Exchange rate hedging:		(8,392,914)	223,385,382	97,719,608	76,345,529	169,257,269	566,707,788
Cash flow hedging	Swap	(2,103,346)	45,263,178	1,808,648	9,472,635	16,213,706	72,758,167
Fair value hedging	Forward	(1,392,250)	84,015,521	—	—	—	84,015,521
Cash flow hedging	Forward	(4,955,174)	82,287,236	95,910,960	66,872,894	153,043,563	398,114,653
Net investment hedging	Forward	57,856	11,819,447	—	—	—	11,819,447
Non-hedging derivatives		1,547,962	43,237,049	—	—	—	43,237,049
Non-hedging derivatives		1,547,962	43,237,049	—	—	—	43,237,049
Total		(7,446,707)	271,216,675	102,214,427	80,742,433	175,663,776	629,837,311

As of December 31, 2012
Detail by maturity		Fair value	Contractual Values
	Instrument		Year 2013	Year 2014	Year 2015	Subsequent	Total
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Type of interest hedging:		(1,163,072)	40,282,898	4,203,224	4,112,261	9,883,925	58,482,308
Cash flow hedging	Swap	(1,163,072)	40,282,898	4,203,224	4,112,261	9,883,925	58,482,308
Exchange rate hedging:		13,176,943	218,370,174	143,441,387	78,231,497	10,580,393	450,623,451
Cash flow hedging	Swap	(1,617,126)	29,537,033	43,009,332	979,743	942,053	74,468,161
Fair value hedging	Forward	(338,942)	57,564,100	—	—	—	57,564,100
Cash flow hedging	Forward	15,223,793	109,952,208	100,432,055	77,251,754	9,638,340	297,274,357
Net investment hedging	Forward	(90,782)	21,316,833	—	—	—	21,316,833
Non-hedging derivatives		686,798	17,111,748	—	—	—	17,111,748
Non-hedging derivatives		686,798	17,111,748	—	—	—	17,111,748
Total		12,700,669	275,764,820	147,644,611	82,343,758	20,464,318	526,217,507
F-74

d)          Cash flow transfer

A detail on cash flows transfers as of December 31, 2013 and as of December 31, 2012 is detailed as follows:

		December 31, 2012			December 31, 2011
		to 31 December 2013			to 31 December 2012
Cash flow hedging	Forwadrd in ThCh$	Swap in ThCh$	Total in ThCh$	Forward in ThCh$	Swap in ThCh$	Total in ThCh$
Opening balance	15,223,793	(2,780,198)	12,443,595	6,266,554	(780,869)	5,485,685
Higher/less contract value of beginning balance	(4,807,206)	293,396	(4,513,810)	10,837,933	(899,262)	9,938,671
Valuation of new contracts	(7,599,754)	(1,922,732)	(9,522,486)	1,587,542	(1,059,336)	528,206
Transfer to income during period	(7,772,007)	1,704,433	(6,067,574)	(3,468,236)	(40,731)	(3,508,967)
Final balance	(4,955,174)	(2,705,101)	(7,660,275)	15,223,793	(2,780,198)	12,443,595

F-75

17.3 Fair value hierarchy

The structure to obtain the fair value of financial instruments recorded at fair value in the statement of financial position. (Note 2.6.10) is detailed as follows:

As of December 31, 2013
		Level 1	Level 2	Level 3
Financial instruments measured at fair value	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Fair value hedging derivatives	506,117	—	506,117	—
Cash flow hedging derivative	5,145,680	—	5,145,680	—
Net investment hedging derivative	204,584	—	204,584	—
Derivatives not designed accountable as hedging	1,836,901	—	1,836,901	—
Financial assets available for sale	3,146,321	2,966,772	—	179,549
Total Financial Assets	10,839,603	2,966,772	7,693,282	179,549
Financial liabilities
Fair value hedging derivatives	1,898,366	—	1,898,366	—
Cash flow hedging derivative	12,805,956	—	12,805,956	—
Net investment hedging derivative	146,728	—	146,728	—
Derivatives not designed accountable as hedging	288,939	—	288,939	—
Total Financial Liabilities	15,139,989	—	15,139,989	—

As of December 31, 2012
		Level 1	Level 2	Level 3
Financial instruments measured at fair value	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Fair value hedging derivatives	255,733	—	255,733	—
Cash flow hedging derivative	17,056,393	—	17,056,393	—
Net investment hedging derivative	61,108	—	61,108	—
Derivatives not designed accountable as hedging	853,728	—	853,728	—
Financial assets available for sale	3,344,748	1,865,199	—	1,479,549
Total Financial Assets	21,571,710	1,865,199	18,226,962	1,479,549
Financial liabilities
Fair value hedging derivatives	594,675	—	594,675	—
Cash flow hedging derivative	4,612,798	—	4,612,798	—
Net investment hedging derivative	151,890	—	151,890	—
Derivatives not designed accountable as hedging	166,930	—	166,930	—
Total Financial Liabilities	5,526,293	—	5,526,293	—
F-76

NOTE 18. FINANCIAL LIABILITIES

As of December 31, 2013 and 2012, the Company’s financial liabilities are detailed as follows:

	Current		Non-current
	As of December 31,	As of December 31,	As of December 31,	As of December 31,
Non-guaranteed	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$
Loans from financial entities	61,412,866	96,276,028	107,321,365	99,911,024
Obligations with the public	3,204,334	3,161,663	66,500,802	67,850,463
Hedging derivatives	3,564,020	3,534,589	11,287,030	1,824,774
Non-hedging derivatives	288,939	166,930	—	—
Total	68,470,159	103,139,210	185,109,197	169,586,261
F-77

a)          Borrowings from financial entities (non-derivative), current as of December 31, 2013.

		Country of			Country	Type of				Maturities
Debtor entity		the debtor	ID No. of		of creditor	currency or	Type of	Effective	Legal		More than 90
ID No.	Debtor entity	entity	creditor entity	Name of creditor entity	company	adjustment unit	amortization	rate	rate	Up to 90 days	days to 1 year	Total
										ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US Dollar	At maturity	1.46%	1.46%	2,104,170	2,098,440	4,202,610
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Banco Scotiabank Chile	Chile	US Dollar	At maturity	1.59%	1.45%	3,154	4,764,926	4,768,080
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	US Dollar	At maturity	3.16%	3.08%	88,931	10,492,200	10,581,131
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	At maturity	4.20%	3.98%	11,597	1,165,478	1,177,075
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	Pound Sterling	At maturity	1.49%	1.49%	20,498	2,859,153	2,879,651
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.039.000-6	Banco Santander Chile	Chile	US Dollar	At maturity	3.43%	3.17%	81,303	10,492,200	10,573,503
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.949.000-3	Banco Rabobank Chile	Chile	US Dollar	At maturity	2.63%	2.29%	67,076	—	67,076
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco BBVA Chile	Argentina	US Dollar	At maturity	3.60%	3.60%	—	571	571
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Credicoop	Argentina	Argent. peso	At maturity	23.17%	23.17%	87,542	884,942	972,484
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	Argent. peso	At maturity	19.94%	19.94%	31,737	182,352	214,089
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Itaú	Argentina	US Dollar	At maturity	2.05%	2.05%	—	794,622	794,622
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Macro	Argentina	Argent. peso	At maturity	19.25%	19.25%	1,859	91,942	93,801
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Nación	Argentina	Argent. peso	At maturity	17.59%	17.59%	400,516	3,952,215	4,352,731
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Supervielle	Argentina	Argent. peso	At maturity	18.00%	18.00%	93,234	61,402	154,636
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Fondo TyC	Argentina	Argent. peso	At maturity	9.43%	9.43%	—	89,893	89,893
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Santander	Argentina	Argent. peso	At maturity	15.25%	15.25%	2,185	134,082	136,267
0-E	VCT Brasil Imp. Y Export. Ltda.	Brazil	97.008.000-7	Banco Citibank	Brazil	Brazilian Real	At maturity	12.99%	12.99%	15,214	1,113,550	1,128,764
0-E	VCT Brasil Imp. Y Export. Ltda.	Brazil	76.645.030-K	Banco Itaú	Brazil	US Dollar	At maturity	3.05%	3.05%	87,496	2,607,934	2,695,430
0-E	VCT USA, Inc.	USA	0-E	Banco del Estado New York Branch	USA	US Dollar	At maturity	2.25%	2.25%	16,066	—	16,066
0-E	VCT USA, Inc.	USA	97.949.000-3	Banco Rabobank Chile	Chile	US Dollar	At maturity	3.81%	3.81%	382,515	7,869,150	8,251,665
0-E	Fetzer Vineyards, Inc.	USA	0-E	Banco del Estado New York Branch	USA	US Dollar	At maturity	1.08%	1.08%	1,850,075	3,672,270	5,522,345
0-E	VCT & DG México S.A.	Mexico	0-E	Banco Banamex	Mexico	Mexican peso	At maturity	5.69%	5.69%	2,740,376	—	2,740,376
				Balances to-date						8,085,544	53,327,322	61,412,866
F-78

b)          Analysis of maturities for financial liabilities (non-derivatives) non-current as of December 31, 2013:

										Maturities
		Country of the			Country	Type of				More than	More than 3
Debtor		debtor	ID No. of		of creditor	currency or	Type of	Effective	Legal	1 year to 3	years to 5
entity ID No.	Debtor entity	entity	creditor entity	Name of creditor entity	company	adjustment unit	amortization	rate	rate	years	years	Total
										ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US Dollar	At maturity	1.46%	1.46%	8,393,760	6,295,320	14,689,080
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Banco Scotiabank Chile	Chile	US Dollar	At maturity	2.23%	2.05%	1,797,943	—	1,797,943
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	US Dollar	At maturity	3.09%	3.09%	8,393,760	—	8,393,760
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	At maturity	4.20%	3.98%	4,661,912	—	4,661,912
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.949.000-3	Banco Rabobank Chile	Chile	US Dollar	At maturity	2.63%	2.29%	7,869,150	7,869,150	15,738,300
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco BBVA Chile	Argentina	US Dollar	At maturity	3.60%	3.60%	1,427,887	—	1,427,887
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	Argent. peso	At maturity	15.13%	15.13%	308,389	—	308,389
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Macro	Argentina	Argent. peso	At maturity	15.25%	15.25%	183,884	45,973	229,857
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Nación	Argentina	Argent. peso	At maturity	15.00%	15.00%	6,112	—	6,112
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Fondo TyC	Argentina	Argent. peso	At maturity	9.43%	9.43%	130,951	—	130,951
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Santander	Argentina	Argent. peso	At maturity	15.25%	15.25%	268,164	—	268,164
0-E	VCT Brasil Imp. Y Export. Ltda.	Brazil	76.645.030-K	Banco Itaú	Brazil	Brazilian Real	At maturity	12.27%	12.27%	4,584,960	—	4,584,960
0-E	VCT USA, Inc.	USA	0-E	Banco del Estado New York Branch	USA	US Dollar	At maturity	2.25%	2.25%	18,361,350	—	18,361,350
0-E	VCT USA, Inc.	USA	97.949.000-3	Banco Rabobank Chile	USA	US Dollar	At maturity	3.81%	3.81%	15,738,300	20,984,400	36,722,700
				Balances to-date						72,126,522	35,194,843	107,321,365

F-79

c)          Borrowings from financial entities (non-derivative) current, as of December 31, 2012:

		Country of			Country of	Type of				Maturities
Debtor entity		the debtor	ID No. of		creditor	currency or	Type of	Effective	Legal		More than 90
ID No.	Debtor entity	entity	creditor entity	Name of creditor entity	company	adjustment unit	amortization	rate	rate	Up to 90 days	days to 1 year	Total
										ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	76.645.030-K	Banco Itaú	Chile	US Dollar	At maturity	1.35%	1.35%	6,811	4,319,640	4,326,451
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US Dollar	At maturity	1.45%	1.45%	75,481	38,912,729	38,988,210
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank	Chile	US Dollar	At maturity	1.19%	1.19%	28,238	14,238,733	14,266,971
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	US Dollar	At maturity	1.87%	1.87%	171,844	13,198,900	13,370,744
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	UF	At maturity	4.20%	3.98%	10,732	—	10,732
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.039.000-6	Banco Santander	Chile	US Dollar	At maturity	3.43%	3.17%	74,383	—	74,383
86.326.300-K	Viña Cono Sur S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	US Dollar	At maturity	2.51%	2.51%	1,982,415	—	1,982,415
0-E	VCT Brasil Imp. Y Export. Ltda.	Brazil	76.645.030-K	Banco Itaú	Brazil	US Dollar	At maturity	3.05%	3.05%	—	6,303	6,303
0-E	VCT Brasil Imp. Y Export. Ltda.	Brazil	97.008.000-7	Banco Citibank	Brazil	Brazilian Real	At maturity	9.85%	9.85%	—	1,184,453	1,184,453
0-E	Fetzer Vineyards, Inc.	USA	0-E	Banco Estado New York Branch	USA	US Dollar	At maturity	1.05%	1.05%	—	3,603,270	3,603,270
0-E	Fetzer Vineyards, Inc.	USA	0-E	Rabobank	USA	US Dollar	At maturity	3.81%	3.81%	—	7,611,116	7,611,116
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Credicoop	Argentina	US Dollar	At maturity	3.75%	3.75%	2,513	1,439,880	1,442,393
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Credicoop	Argentina	Argent. Peso	At maturity	14.67%	14.67%	91,351	683,148	774,499
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	US Dollar	At maturity	3.50%	3.50%	384,281	817,152	1,201,433
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	Argent. Peso	At maturity	15.36%	15.36%	183,123	1,270,329	1,453,452
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Nación	Argentina	US Dollar	At maturity	3.60%	3.60%	493,215	—	493,215
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Nación	Argentina	Argent. Peso	At maturity	14.72%	14.72%	113,217	4,450,034	4,563,251
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Santander Rio	Argentina	Argent. Peso	At maturity	13.90%	13.90%	3,370	—	3,370
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Fondo TyC	Argentina	Argent. Peso	At maturity	9.43%	9.43%	—	110,307	110,307
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Supervielle	Argentina	Argent. Peso	At maturity	16.00%	16.00%	59,788	19,518	79,306
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Hexagon	Argentina	Argent. Peso	At maturity	50.00%	50.00%	3	—	3
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Standard Bank	Argentina	Argent. Peso	At maturity	50.00%	50.00%	29	—	29
0-E	Trivento B. y Viñedos S. A.	Chile	0-E	Banco Itaú	Chile	US Dollar	At maturity	2.73%	2.73%	—	729,330	729,330
0-E	Trivento B. y Viñedos S. A.	Chile	0-E	Banco BBVA Chile	Chile	US Dollar	At maturity	3.60%	3.60%	—	392	392
				Balances to -date						3,680,794	92,595,234	96,276,028
F-80

d)          Analysis of maturities for financial liabilities (non-derivative) non-current as of December 31, 2012:

		Country								Maturities
		of the			Country	Type of				More than	More than 3
Debtor		debtor	ID No. of		of creditor	currency or	Type of	Effective	Legal	1 year to 3	years to 5	More than 5
entity ID No.	Debtor entity	entity	creditor entity	Name of creditor entity	company	adjustment unit	amortization	rate	rate	years	years	years	Total
										ThCh$	ThCh$	ThCh$	ThCh$
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	Argent. Peso	At maturity	15.00%	15.00%	136,630	—	—	136,630
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Fondo TyC	Argentina	Argent. Peso	At maturity	9.43%	9.43%	211,807	52,952	—	264,759
0-E	Trivento B. y Viñedos S. A.	Chile	97.032.000-8	Banco BBVA Chile	Chile	US Dollar	At maturity	3.60%	3.60%	1,306,358	—	—	1,306,358
0-E	VCT Brasil Imp. Y Export. Ltda.	Brazil	76.645.030-K	Banco Itaú	Brazil	US Dollar	At maturity	3.05%	3.05%	2,399,800	—	—	2,399,800
0-E	VCT USA, Inc.	USA	0-E	Rabobank	USA	US Dollar	At maturity	3.81%	3.81%	14,398,800	14,398,800	11,999,000	40,796,600
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US Dollar	At maturity	1.52%	1.52%	7,679,360	7,679,360	1,919,840	17,278,560
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank	Chile	US Dollar	At maturity	2.16%	1.95%	4,317,910	822,459	—	5,140,369
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	US Dollar	At maturity	3.21%	3.07%	17,278,560	—	—	17,278,560
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del estado de Chile	Chile	UF	At maturity	4.20%	3.98%	3,426,113	2,284,075	—	5,710,188
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.039.000-6	Banco Santander	Chile	US Dollar	At maturity	3.43%	3.17%	9,599,200	—	—	9,599,200
				Balances to-date						60,754,538	25,237,646	13,918,840	99,911,024
F-81

NOTE 19. PROMISSORY NOTES AND BONDS PAYABLE

Obligations with the public, as of December 31, 2013 and as of December 31, 2012 are detailed as follows:

a)          Obligations for Current Bonuses as of December 31, 2013

						Type of
		Country of	ID No. of		Country of	currency or				Maturities
Debtor entity		the debtor	creditor		creditor	adjustment	Type of	Effective			More than 90
ID No.	Debtor entity	entity	entity	Name of creditor entity	company	unit	amortization	rate	Legal rate	Up to 90 days	days to 1 year	Total
										ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.036.000-k	Banco Santander Chile	Chile	U.F.	At maturity	4.09%	3.90%	—	3,020,085	3,020,085
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	At maturity	3.78%	3.50%	—	184,249	184,249
				Total						—	3,204,334	3,204,334

b)          Obligations for non-current bonuses as Of December 31, 2013

										Maturities
Debtor entity ID No.	Debtor entity	Country of the debtor entity	ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Legal rate	More than 1 year to 3 years	More than 3 years to 5 years	More than 5 years	Total
										ThCh$	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.036.000-k	Banco Santander Chile	Chile	U.F.	At maturity	4.09%	3.90%	5,484,602	5,484,602	20,567,258	31,536,462
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	At maturity	3.78%	3.50%	11,654,775	23,309,565	—	34,964,340
				Total						17,139,377	28,794,167	20,567,258	66,500,802

c)          Obligations for current bonuses as of December 31, 2012

						Type of
		Country of	ID No. of		Country of	currency or				Maturities
Debtor entity		the debtor	creditor		creditor	adjustment	Type of	Effective			More than 90
ID No.	Debtor entity	entity	entity	Name of creditor entity	company	unit	amortization	rate	Legal rate	Up to 90 days	days to 1 year	Total
										ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.036.000-k	Banco Santander Chile	Chile	U.F.	At maturity	4.09%	3.90%	—	2,981,120	2,981,120
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	At maturity	3.78%	3.50%	—	180,543	180,543
				Total						—	3,161,663	3,161,663

F-82

d)          Obligations for non-current bonuses as of December 31, 2012

										Maturities
						Type of
		Country of	ID No. of		Country of	currency or
Debtor entity		the debtor	creditor		creditor	adjustment	Type of	Effective		More than 1 year	More than 3	More than 5
ID No.	Debtor entity	entity	entity	Name of creditor entity	company	unit	amortization	rate	Legal rate	to 3 years	years to 5 years	years	Total
										ThCh$	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.036.000-k	Banco Santander Chile	Chile	U.F.	At maturity	4.09%	3.90%	5,374,294	5,374,294	22,840,750	33,589,338
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	At maturity	3.78%	3.50%	—	22,840,741	11,420,384	34,261,125
				Total						5,374,294	28,215,035	34,261,134	67,850,463

Obligations with the public correspond to the placement in Chile of Bonds in UF. These are presented valued at the principal value plus accrued interests at year-end.

e)          Issuance Expenses and Placement of equity securities and debt securities

Issuance expenses net of amortization as of December 31, 2013, and December 31, 2012 amount to Th$671,479 and Th$749,605, respectively. In addition, they are included as issuance expenses all disbursements due to reports of Risk Rating Agencies, legal and financial advisories, and taxes, printing house and placement commissions. As of December 31, 2013, and December 31, 2012 the amortization amounts to Th$78,126 and Th$42,831, respectively.

F-83

NOTE 20. TRADE AND OTHER PAYABLES

This item is detailed as follows:

	Total Current		Total Non-current
	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$
Trade creditors	56,063,675	56,161,849	—	—
Other creditors	7,060,901	8,171,260	—	—
Dividends payable	2,309,920	2,288,926	—	—
Prov. Minimum Dividend 30%	3,229,038	2,283,526
Retentions	2,904,975	4,139,414	—	—
Total	71,568,509	73,044,975	—	—

Other Creditors debt consists mainly of personnel pension discounts and debts due to advertising contributions.

F-84

NOTE 21. INCOME TAX EXPENSE AND DEFERRED TAXES

a)          Balances of deferred tax assets and liabilities are as follows:

	As of December 31,	As of December 31,
	2013	2012
Description of deferred tax assets	ThCh$	ThCh$
Depreciations	915	93
Provisions	2,952,361	2,914,631
Foreign currency contracts	1,985,976	363,373
Personnel benefits obligations	247,817	177,672
Taxable losses	1,059,790	1,310,235
Other	2,465,562	4,126,431
Deferred tax assets, non-current	8,712,421	8,892,435

	As of December 31,	As of December 31,
	2013	2012
Description of deferred tax liabilities	ThCh$	ThCh$
Depreciations	15,347,470	14,753,802
Amortizations	3,392,385	2,458,668
Foreign currency contracts	8,634	2,437,416
Revaluation of marketable securities	129,044	135,113
Personnel benefits obligations	4,677	4,631
Revaluations of Property, plant and equipment	7,022,432	7,022,432
Other	8,707,433	6,792,652
Deferred tax liabilities	34,612,075	33,604,714

b)          Deferred tax assets, unrecognized

Deferred tax assets generated by offsetting tax losses are recognized provided that the realization of future tax benefits is highly possible. The Company has not recognized deferred tax assets related to its affiliate, VCT Internacional Ltda. for the amounts indicated as follows:

	As of December 31,	As of December 31,
	2013	2012
Description of unrecognized deferred tax assets	ThCh$	ThCh$
Tax losses	424,044	1,117,140
Total unrecognized deferred tax assets	424,044	1,117,140

F-85

c)          Information on taxes related to amounts charged to Net Equity

The Company has recognized amounts with effect on equity, which gave rise to the deferred tax detailed as follows:

	As of December 31,	As of December 31,
	2013	2012
Description of recognized deferred tax assets	ThCh$	ThCh$
Revaluation of land	7,022,432	7,022,432
Forward	(1,658,869)	2,423,736
Revaluation of marketable securities	129,044	135,113
Personnel obligations	(8,278)	4,631
Other	(54,750)	(54,750)
Total recognized deferred tax assets	5,429,579	9,531,162

d)          Changes of Deferred Tax

Changes in “deferred taxes” in the consolidated statement of financial position for the years 2013 and 2012 are as follows:

	Assets	Liabilities
Changes in deferred taxes	ThCh$	ThCh$
Balance As of January 1, 2012	5,967,683	26,770,888
Increase (decrease) in income	2,924,752	3,628,351
Increase (decrease) in equity	—	2,475,689
Other increases (decreases)	—	729,786
Balance As of December 31, 2012	8,892,435	33,604,714
Increase (decrease) in income	(180,014)	5,108,944
Increase (decrease) in equity	—	(4,101,583)
Other increases (decreases)	—	—
Balance As of December 31, 2013	8,712,421	34,612,075
F-86

e)          Expense composition for income tax.

1.	The expense (income) in income tax, recorded in deferred and income espence tax as of December 31, 2013, 2012 and 2011 is as follows:

	As of December 31,	As of December 31,	As of December 31,
	2013	2012	2011
Description of expenses (income) for current and deferred taxes	ThCh$	ThCh$	ThCh$
Current income tax expense
Current tax expenses	6,421,317	9,319,098	13,185,338
Adjustments to prior year current tax	(3,101,788)	352,103	(481,447)
Other current tax expense	153,519	90,682	66,315
Current tax expense, net, total	3,473,048	9,761,883	12,770,206
Income deferred tax expense
Deferred expense (income) for taxes related to the creation and reversal of temporary differences	5,288,958	703,599	810,742
Deferred expense (income) due taxes related to changes of tax rate or new rates			(540,156)

Deferred tax expense, net, total	5,288,958	703,599	270,586
Expense (Income) in income tax	8,762,006	10,465,482	13,040,792

2.	The composition of expense (income) from income tax, considering the source (Chile or abroad) and the type of tax as of December 31, 2013 and December 31, 2012 is as follows:

Description of expense (income) in taxes of foreign and domestic	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$	ThCh$
Current income tax expense on foreign and domestic parts, net
Current tax expense, net, foreign	700,754	3,213,533	4,477,809
Current tax expense, net, domestic	2,772,295	6,548,350	8,292,397
Current tax expense, Net, Total	3,473,049	9,761,883	12,770,206

Deferred tax expense on profits of foreign and domestic parts, net
Deferred taxes expense, net, foreign	1,659,405	(92,207)	(830,749)
Deferred taxes expense, net, domestic	3,629,552	795,806	1,101,335
Deferred tax expense, Net, Total	5,288,957	703,599	270,586

Expense (Income) for income tax	8,762,006	10,465,482	13,040,792
F-87

f)          Reconciliation of income tax expense

1.          Reconciliation of amounts that give rise to variations of the income tax expense recorded in the Statement of Income, beginning from the tax amount resulting after applying the taxable rate on “Income before taxes”.

	For the year ended December 31, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011
Reconciliation of tax expense	ThCh$	ThCh$	ThCh$
Tax expense using the legal rate	8,474,225	8,153,707	12,704,636
Tax effect of rates in other jurisdictions	1,323,475	1,504,184	1,758,383
Tax effect of ordinary income, non-taxable	(401,622)	(555,189)	(425,798)
Tax effect of expenses non-taxable deductible	(112,488)	55,743	82,481
Tax effect of change in taxable rates Chile	—	2,281,532	(540,156)
Other increase (decrease) in charge for legal taxes	(521,584)	(974,495)	(538,754)
Adjustments to tax expense using the legal rate, Total	287,781	2,311,775	336,156
Tax expense using the effective rate	8,762,006	10,465,482	13,040,792

2.          Reconciliation of effective rate (%), indicating the variations regarding the rate in force (20%)

	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
Tax expense using the legal rate (%)	20.00%	20.00%	20.00%
Tax effect of rates in other jurisdictions (%)	3.12%	3.69%	2.77%
Tax effect of non-taxable Ordinary Income (%)	-0.95%	-1.36%	-0.67%
Tax effect of expenses not taxable deductible (%)	-0.27%	0.14%	0.13%
Tax effect of change in tax rates (%)	0.00%	5.60%	-0.85%
Other increase (decrease) in charge for legal taxes (%)	-1.22%	-2.39%	-0.85%
Adjustments to the expense for taxes using legal tax, total (%)	0.68%	5.68%	0.53%
Tax expense using the effective rate (%)	20.68%	25.68%	20.53%

g)          Current tax assets are detailed as follows:

	As of December 31,	As of December 31,
Description	2013	2012
	ThCh$	ThCh$
Income tax current and prior years	14,315,656	16,771,285
Other Credits	37,865	260,423
Provision for other recoverable taxes	(269,252)	(269,252)
Total	14,084,269	16,762,456

h)          Current tax liabilities are detailed as follows:

	As of December 31,	As of December 31,
Description	2013	2012
	ThCh$	ThCh$
Income tax	16,949,717	14,786,052
Provision for taxes	459,700	1,368,430
Total	17,409,417	16,154,482
F-88

NOTE 22. LEASES

a)	As of December 31, 2013 and December 31, 2012, There are no financial leases for financial liabilities non derivative current

b)	On the other hand, as of December 31, 2013, there are operating leases mainly related to leases of estates of long-term for agricultural land on which wine grapes plantations have been developed. These contracts contain no embedded derivatives due to the fact that do not meet the features described in Note 2.6.8 Embedded Derivatives.

Minimum payments payable are detailed as follows:

Short-term portion	1 to 5 years	More than 5 years	Total amount owed
ThCh$	ThCh$	ThCh$	ThCh$
770,531	2,791,846	1,544,273	5,106,650

c)	Operating leases consumed are detailed as follows:

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Consumed leases	5,357,624	4,285,133
Total	5,357,624	4,285,133
F-89

NOTE 23. EMPLOYEE BENEFITS

23.1 Employee benefits and expenses

Changes in classes of expenses by employee are detailed as follows:

Employee benefits and expenses	For the year ended December 31, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011
	ThCh$	ThCh$	ThCh$
Participation in profits, bonuses and expenses	64,653,416	57,127,859	50,010,449
Participation in profits and bonuses, current	15,187,671	11,411,694	10,457,869
Employee expenses	49,465,745	45,716,165	39,552,580
Wages and Salaries	40,236,443	36,597,568	32,541,712
Short-term benefits to employees	5,005,042	5,313,677	4,551,390
Expense for obligation of employee benefits	1,091,793	1,400,268	424,823
Other long-term benefits	1,233,469	923,641	991,487
Other employee expenses	1,898,998	1,481,011	1,043,168

23.2 Provisions for benefits to employees, current

	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Employee Participation	5,326,304	4,465,893
Vacations	3,027,370	3,149,911
Others	484,840	694,185
Total	8,838,514	8,309,989

23.3 Severance Indemnities Obligations

 A.           General aspects:

Viña Concha y Toro and some of its subsidiaries located in Chile provide severance indemnity benefit plans to active employees which are determined and recorded in the financial statements following the criteria described in Note 2.17 accounting policies. These benefits are mainly referred to:

-	Benefits of defined lending:

Severance indemnity: The beneficiaries receive the equivalent of a determined number of days per contractual years of service at his/her retirement date and/or due to cease of his/her functions. In case of dissociation due to a Company decision, they receive the equivalent stipulated by law.

B.            Openings, changes and presentation in financial statements:

Balances of obligations related with severance indemnities are as follows:

	As of December 31,	As of December 31,
	2013	2012
	ThCh$	ThCh$
Severance Indemnities Obligations	2,217,219	1,972,762
Total	2,217,219	1,972,762
F-90

Changes in of obligations for employment termination for the year ended as of December 31, 2013 and December 31, 2012 is detailed as follows:

Employment termination benefits	Severance indemnity
ThCh$
Balance as of January 1, 2011	1,841,740
Current period costs of services	223,910
Cost for interest	89,242
Actuarial (Profits) losses	(3,189)
Paid benefits	(120,920)
Other	(499)
Balance As of December 31, 2011	2,030,284
Current period costs of services	202,107
Cost for interest	77,387
Actuarial (Profits) losses	(190,150)
Paid benefits	(146,866)
Other	—
Balance As of December 31, 2012	1,972,762
Current period costs of services	232,154
Cost for interest	93,964
Actuarial (Profits) losses	64,542
Paid benefits	(146,203)
Other	—
Balance As of December 31, 2013	2,217,219

The company’s policy is to accrue five days per year with respect to severance indemnities and in case of dissociation due to a Company decision, they receive the equivalent stipulated by law. (30 days per year with a limit of 11 years).

The main actuarial hypothesis used for the calculation of severance indemnity obligations is detailed as follows:

Actuarial Hypothesis	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
Retirement rate	4.60%	5.50%	0.70%
Mortality rate	RV-2009	RV-2009	RV-2009
Discount rate	3.50%	3.50%	3.50%
Salary increase rate	7,6	7.20	7.20
Future permanence (years)	5.16%	5.68%	5.00%

The amounts recorded in the consolidated statement of other comprehensive income by function are as follows:

Recognized expense of employment termination benefits	For the year ended December 31, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011
	ThCh$	ThCh$	ThCh$
Cost of services for current period	232,154	202,107	223,910
Interest cost	93,964	77,387	89,242
Actuarial (Profits) losses	—	(190,150)	(3,189)
Benefits paid not provisioned	893,617	555,515	436,354
Total expense recognized in the Cons. Statem. of other Comprehensive Income by Function	1,219,735	644,859	746,317

Sensitivity Analysis

As of December 31, 2013, the sensitivity of the value for post-employment benefits before variations in the discount rate of 1% in the case of an increase in the rate represents a decrease of ThCh$ 151,225 (ThCh$ 125,011 as of December 31, 2012) and in case of a decrease in the rate represents an increase of ThCh$ 164,113 (ThCh$ 135,098 as of December 31, 2012).

F-91

NOTE 24. PROVISIONS

24.1 Other current provisions

 Other current provisions are detailed as follows:

	As of December 31, 2013	As of December 31, 2012
Concept	ThCh$	ThCh$
Provision for advertising expense(1)	17,557,064	13,793,535
Other provisions (2)	9,067,534	6,974,456
Provision for restructuring (3)	196,126	196,126
Total	26,820,724	20,964,117

1.	Provisions for advertising expenses correspond to the estimates of amounts payable to foreign customers - dealers for advertising services.

2.	Expenses estimate are included in other provisions.

3.	The provision for restructuring has been a plan applied since 2005 related to Company’s personnel dissociation. To date, approximately 60% of the plan has been materialized.

Changes in other provisions between January 01, and December 31, 2013, is detailed as follows:

	Provision for restructuring	Advertising expense provision	Other provision	Total
Changes in provision	ThCh$	ThCh$	ThCh$	ThCh$
Balance As of January 1, 2013	196,126	13,793,535	6,974,456	20,964,117
Provisions constituted in the period	—	28,000,297	16,869,581	44,869,878
Provisions used in the period	—	(24,236,768)	(14,776,503)	(39,013,271)
Balance As of December 31, 2013	196,126	17,557,064	9,067,534	26,820,724

Changes in other provisions between January 01, and December 31, 2012, is detailed as follows:

	Provision for restructuring	Advertising expense provision	Other provision	Total
Changes in provision	ThCh$	ThCh$	ThCh$	ThCh$
Balance As of January 1, 2012	196,126	11,910,746	3,362,136	15,469,008
Provisions constituted in the period	—	24,560,032	14,009,104	38,569,136
Provisions used in the period	—	(22,677,243)	(10,396,784)	(33,074,027)
Balance As of December 31, 2012	196,126	13,793,535	6,974,456	20,964,117

The changes of other provisions between January 01, and December 31, 2011, are detailed as follows:

	Provision for restructuring	Advertising expense provision	Other provision	Total
Changes in provision	ThCh$	ThCh$	ThCh$	ThCh$
Balance As of January 1, 2011	196,126	13,939,484	552,376	14,687,986
Provisions constituted in the period	—	28,162,273	3,934,481	32,096,754
Provisions used in the period	—	(30,191,011)	(1,124,721)	(31,315,732)
Balance As of December 31, 2011	196,126	11,910,746	3,362,136	15,469,008
F-92

NOTE 25. EARNINGS PER SHARE

25.1 Information to be disclosed on basic earnings (losses) per share

Earnings per basic shares will be calculated dividing the gain for the period attributable to Company’s shareholders by the weighted average of the number of common shares in circulation during the year.

As indicated, the basic earnings per share amounted to:

Basic earnings per share	For the year ended December 31, 2013	For the year ended December 31, 2012
	ThCh$	ThCh$
Profit (Loss) attributable to ownership instruments holders in the controller’s equity	33,173,641	30,021,933

	For the year ended December 31, 2013	For the year ended December 31, 2012
	Units	Units
Number of common shares in circulation	747,005,982	747,005,982

	For the year ended December 31, 2013	For the year ended December 31, 2012
	ThCh$	ThCh$
Basic earning per share	44.41	40.19

25.2 Information to be disclosed on diluted earnings (losses) per share

The Company has not performed any type of operation of potential diluted effect which supposes a diluted benefit per share other than the common benefit per share.

F-93

NOTE 26. CAPITAL AND RESERVES

26.1          Subscribed and paid capital

 As of December 31, 2013 the capital of Viña Concha y Toro S.A. amounts to ThCh$84,178,790 which is comprised of 747,005,982 shares of par value issued and outstanding.

The issuance premium corresponds to the surcharge generated in the placement of shares on capital contributions. In conformity with Article 26 of Law No.18.046 for corporate companies, this amount forms part of the company’s issued capital.

26.2          Shares

-	Number of shares as of December 31, 2013

	Subscribed shares	Paid shares	Shares with voting rights
100% Paid Shares	747,005,982	747,005,982	747,005,982

-	Number of shares as of December 31, 2012

	Subscribed shares	Paid shares	Shares with voting rights
100% Paid Shares	747,005,982	747,005,982	747,005,982

Shares of Concha y Toro are, ordinary, common stock with no par value.

Movement of shares between January 01, and December 31, 2013, is as follows:

Number of subscribed shares As of January 1, 2013	747,005,982
Changes in the year:
Capital contribution through issuance of payment shares	—
Number of subscribed shares As of December 31, 2013	747,005,982

Movement of shares between January 01, and December 31, 2012, is as follows:

Number of subscribed shares As of January 1, 2012	747,005,982
Changes in the year:
Capital contribution through issuance of payment shares	—
Number of subscribed shares As of December 31, 2012	747,005,982

26.3 Capital Management

In order to attempt the optimization on the return to its shareholders, through the efficient management of financing costs, the Company uses several short and long-term financial sources as well as its own capital gains generated by operations.

The Company’s objective is to maintain a proper capital structure, considering its leverage levels, financing costs (internal and external) and evaluates on a regular basis the different financing instruments available as well as market conditions.

F-94

26.4          Other reserves

-	Conversion Reserves: This amount represents the effect (profit/loss) on conversion of subsidiaries with functional currency other than pesos.

The detail of conversion differences, net of taxes is as follows:

	As of December 31,	As of December 31,	As of December 31,
Accumulated conversion difference	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Conversion adjustment in Associates	308,251	308,251	304,702
Adjustment in foreign subsidiaries	(157,512)	(586,674)	(1,085,241)

Total	150,739	(278,423)	(780,539)

Hedging Reserves: Represents the fair value of future cash flows of expected entries which qualify as hedging and which will affect income and are presented net of deferred taxes.

-	Reserves for investments available for sale: This amount represents the change of market value of financial assets available for sale, constituted of investments in other companies and which are presented net of deferred taxes.

26.5          Dividends

On April 23, 2013 the Board agreed to distribute with charge to income expected to be obtained during 2013, the dividends Nº 252, Nº 253 and Nº 254 of $3.00 each, which will be paid as provisional on September 30, 2013, December 30, 2013 and March 31, 2014, respectively.

These provisional dividend payments will be subject to the Company’s cash availability. To date, the Company made a dividend provision equivalent to 30% on the profit for the year, which corresponds to the minimum dividend established by law. Historically, the Company has been distributing 40% of income for the year, which is done through a final dividend paid in May of the following year, after both the profit for the year and the aforementioned dividend are known and approved by the General Shareholders’ Board.

The detail of paid dividends as of December 31, 2013 and December 30, 2012 is as follows:

Dividend number	Paid Shares	Paid per share	Total ThCh$	Payment date
250	747,005,982	3.00	2,241,018	mar/13
251	747,005,982	7.10	5,303,742	may/13
252	747,005,982	3.00	2,241,018	sep/13
253	747,005,982	3.00	2,241,018	dec.-13

Dividend number	Paid Shares	Paid per share	Total ThCh$	Payment date
246	747,005,982	3.00	2,241,018	mar/12
247	747,005,982	17.00	12,699,102	may/12
248	747,005,982	3.00	2,241,018	sep/12
249	747,005,982	3.00	2,241,018	dec.-13
F-95

26.6          Increase (decrease) for transfers and other changes

Increase/Decrease for transfers and other	As of December 31,	As of December 31,	As of December 31,
changes	2013	2012	2011
	ThCh$	ThCh$	ThCh$
Accumulated income adjustment for subsidiary in Brazil			225,454
Reassesment of land, reclassified to available for sale		4,190	(167,799)

Accumulated income adjustment for subsidiary in Norway (tax fiscal year 2011)	—	(17,484)	—

Total	—	(13,294)	57,655

26.7          Net profit distributable

With respect to profits for the year, in accordance with Circular No.1945 issued by the Superintendence of Securities and Insurance, the Company’s Board during the meeting held on October 28, 2010, agreed that the determination of net profit distributable as dividends will consider the income for the year presented in Item ‘Profit (loss) attributable to the owners of the controlling entity’, deducting the significant variations in the net fair value of unrealized assets and liabilities. For the years ended as of December 31, 2013 and 2012 there were no adjustments to income.

F-96

NOTE 27. EFFECT OF FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES

Assets and Liabilities in Foreign Currency

		As of December 31, 2013		As of December 31, 2012
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Current Assets		ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents		12,850,652	—	58,876,331	—
	CLP	1,923,107	—	4,414,139	—
	USD	3,740,960	—	2,551,548	—
	CAD	105,731	—	370,161	—
	EUR	139,739	—	83,309	—
	UF	—	—	45,862,666	—
	GBP	2,383,765	—	1,469,938	—
	SEK	923,024	—	523,685	—
	NOK	613,505	—	190,369	—
	ARS	221,160	—	121,941	—
	BRL	1,409,327	—	2,356,842	—
	MXN	1,374,951	—	923,230	—
	ZAR	15,383	—	8,503	—
Other current financial assets		8,231,443	—	12,078,147	—
	CLP	3,146,321	—	3,344,748	—
	USD	2,592,636	—	4,118,620	—
	CAD	464,123	—	128,786	—
	EUR	506,758	—	1,903,923	—
	UF	155,325	—	—	—
	GBP	808,226	—	2,186,569	—
	SEK	4,529	—	16,743	—
	NOK	18,825	—	5,086	—
	ARS	11,473	—	290,970	—
	BRL	496,759	—	47,582	—
	MXN	26,468	—	35,120	—
Other non-financial current assets		13,925,672	—	10,289,993	—
	CLP	3,999,392	—	6,466,258	—
	USD	1,750,073	—	1,620,968	—
	CAD	2,702	—	2,556	—
	UF	953,508	—	1,072,844	—
	GBP	11,621	—	11,483	—
	SEK	42,370	—	27,789	—
	ARS	180,004	—	26,630	—
	BRL	6,958,796	—	1,054,517	—
	MXN	21,900	—	1,502	—
	ZAR	5,306	—	5,447	—
Trade and other accounts receivable		140,313,528	—	134,361,521	—
	CLP	30,410,081	—	31,432,145	—
	USD	40,350,656	—	33,433,223	—
	CAD	3,191,605	—	3,443,165	—
	EUR	13,750,191	—	11,454,017	—
	UF	96,851	—	97,121	—
	GBP	26,401,580	—	27,659,691	—
	SEK	5,504,062	—	4,398,319	—
	NOK	1,688,234	—	1,821,183	—
	ARS	4,231,675	—	4,423,477	—
	BRL	8,587,340	—	10,615,922	—
	MXN	6,101,253	—	5,582,687	—
	ZAR	—	—	571	—
Accounts receivable from related entities, current		6,396,429	—	8,717,264	—
	CLP	6,396,429	—	8,717,264	—
F-97

		As of December 31, 2013		As of December 31, 2012
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Current Assets		ThCh$	ThCh$	ThCh$	ThCh$
Inventories		223,694,941	—	192,199,415	—
	CLP	134,436,538	—	120,198,873	—
	USD	51,219,091	—	47,789,180	—
	GBP	16,318,665	—	4,727,141	—
	SEK	3,614,380	—	3,228,130	—
	NOK	765,858	—	726,612	—
	ARS	10,415,819	—	10,244,932	—
	BRL	5,227,630	—	4,243,608	—
	MXN	1,696,960	—	1,040,939	—
Biological assets, Current		14,821,587	—	14,342,503	—
	CLP	12,550,235	—	12,209,519	—
	USD	235,253	—	245,252	—
	ARS	2,036,099	—	1,887,732	—
Current tax assets		14,084,269	—	16,762,456	—
	CLP	871,509	—	6,122,411	—
	USD	5,254,592	—	3,851,175	—
	CAD	13,008	—	2,871	—
	EUR	151,658	—	149,748	—
	UF	48,706	—	48,706	—
	GBP	2,642,380	—	1,267,041	—
	SEK	328,139	—	181,607	—
	NOK	—	—	43,312	—
	ARS	2,600,993	—	3,103,170	—
	BRL	422,884	—	13,729	—
	MXN	1,748,579	—	1,978,105	—
	ZAR	1,821	—	581	—
Other current assets		—	—	—	—
Total current		434,318,521	—	447,627,630	—
	CLP	193,733,612	—	192,905,357	—
	USD	105,143,261	—	93,609,966	—
	CAD	3,777,169	—	3,947,539	—
	EUR	14,548,346	—	13,590,997	—
	UF	1,254,390	—	47,081,337	—
	GBP	48,566,237	—	37,321,863	—
	SEK	10,416,504	—	8,376,273	—
	NOK	3,086,422	—	2,786,562	—
	ARS	19,697,223	—	20,098,852	—
	BRL	23,102,736	—	18,332,200	—
	MXN	10,970,111	—	9,561,583	—
	ZAR	22,510	—	15,102	—
F-98

		As of December 31, 2013		As of December 31, 2012
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Non-current assets		ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial assets		2,476,076	132,084	3,713,450	5,780,113
	USD	1,380,922	55,444	3,679,113	2,093,598
	CAD	417,554	55,541	—	565,143
	EUR	458,211	—	13,158	2,131,740
	UF	145,507	—	21,179	—
	GBP	73,882	15,748	—	989,632
	SEK	—	5,351	—	—
Other non-financial current assets		3,740,708	—	2,737,005	—
	CLP	1,111,742	—	1,263,877	—
	USD	270,370	—	56,952	—
	UF	1,696,511	—	1,414,162	—
	GBP	87	—	78	—
	NOK	2,698	—	603	—
	ARS	637,241	—	964	—
	MXN	22,059	—	369	—
Investments in associates recorded using the equity method		17,137,522	—	15,477,570	—
	CLP	17,137,522	—	15,477,570	—
Intangible assets, Net		30,755,821	—	28,803,498	—
	CLP	6,963,913	—	8,999,518	—
	USD	21,965,189	—	19,132,014	—
	CAD	18,528	—	—	—
	EUR	102,202	—	—	—
	UF	695,351	—	—	—
	GBP	102,570	—	—	—
	SEK	5,131	—	—	—
	NOK	12,061	—	—	—
	ARS	619,933	—	671,966	—
	BRL	270,943	—	—	—
Goodwill		22,812,855	—	20,871,234	—
	USD	22,812,855	—	20,871,234	—
Property, plant and equipment		261,515,330	—	257,672,949	—
	CLP	224,987,043	—	222,310,085	—
	USD	36,528,287	—	35,362,864	—
Non-current biologicalal assets		68,552,823	—	64,537,068	—
	CLP	56,562,257	—	53,515,531	—
	USD	4,227,393	—	3,820,304	—
	ARS	7,763,173	—	7,201,233	—
Deferred tax assets		8,712,421	—	8,892,435	—
	CLP	7,108,026	—	6,493,444	—
	USD	675,413	—	1,183,239	—
	NOK	616	—	—	—
	ARS	116,939	—	478,361	—
	BRL	735,371	—	684,325	—
	MXN	72,472	—	53,066	—
	ZAR	3,584	—	—	—
Total non-current		415,703,556	132,084	402,705,209	5,780,113
	CLP	313,870,503	—	308,060,025	—
	USD	87,860,429	55,444	84,105,720	2,093,598
	CAD	436,082	55,541	—	565,143
	EUR	560,413	—	13,158	2,131,740
	UF	2,537,369	—	1,435,341	—
	GBP	176,539	15,748	78	989,632
	SEK	5,131	5,351	—	—
	NOK	15,375	—	603	—
	ARS	9,137,286	—	8,352,524	—
	BRL	1,006,314	—	684,325	—
	MXN	94,531	—	53,435	—
	ZAR	3,584	—	—	—

Total Assets		850,022,077	132,084	850,332,839	5,780,113

		As of December 31, 2013		As of December 31, 2012
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Current liabilities		ThCh$	ThCh$	ThCh$	ThCh$
Other current financial liabilities		11,938,503	56,531,656	7,382,313	95,756,897
	USD	5,922,990	42,792,313	5,231,240	84,877,445
	CAD	81,176	—	140,490	—
	EUR	504,263	—	272,997	—
	UF	125,146	4,369,812	24,920	3,161,663
	GBP	1,535,111	2,859,153	895,017	—
	SEK	117,774	—	127,889	—
	NOK	35,634	—	23,843	—
	ARS	655,113	5,396,828	450,881	6,533,336
	BRL	145,341	1,113,550	185,646	1,184,453
	MXN	2,815,955	—	29,390	—
Trade and other current accounts payable		71,568,509	—	73,044,975	—
	CLP	50,683,894	—	53,468,164	—
	USD	8,572,638	—	9,991,411	—
	CAD	87,357	—	148,997	—
	EUR	707,166	—	657,400	—
	UF	410,423	—	169,500	—
	GBP	3,468,817	—	48,873	—
	SEK	558,758	—	688,823	—
	NOK	204,477	—	131,378	—
	ARS	4,184,481	—	4,454,311	—
	BRL	2,081,531	—	1,565,688	—
	MXN	603,966	—	1,716,536	—
	ZAR	5,001	—	3,894	—
Current accounts payable to related entities		3,340,124	—	2,850,186	—
	CLP	3,340,124	—	2,850,186	—
Other current provisions		26,820,724	—	20,964,117	—
	CLP	3,680,063	—	2,507,787	—
	USD	10,236,026	—	8,631,382	—
	CAD	689,208	—	983,583	—
	EUR	2,207,721	—	1,975,966	—
	UF	893,609	—	963,687	—
	GBP	7,355,789	—	4,834,162	—
	SEK	265,415	—	261,943	—
	NOK	45,410	—	23,769	—
	ARS	1,212,740	—	781,838	—
	BRL	—	—	—	—
	MXN	214,490	—	—	—
	ZAR	20,253	—	—	—

		As of December 31, 2013		As of December 31, 2012
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Current liabilities		ThCh$	ThCh$	ThCh$	ThCh$
Current tax liabilities		17,409,417	—	16,154,482	—
	CLP	5,331,267	—	6,468,684	—
	USD	211,664	—	190,581	—
	CAD	3,148	—	3,148	—
	EUR	35,442	—	35,442	—
	UF	3,332	—	3,332	—
	GBP	2,071,905	—	1,811,000	—
	SEK	2,881,837	—	2,101,992	—
	NOK	1,684,193	—	1,508,880	—
	ARS	662,189	—	118,904	—
	BRL	1,903,729	—	1,410,113	—
	MXN	2,620,711	—	2,502,406	—
Other current non-financial liabilities		713,443	—	616,767	—
	CLP	120,667	—	132,531	—
	USD	175,330	—	99,536	—
	CAD	35,538	—	6,362	—
	EUR	165,475	—	134,465	—
	UF	3,123	—	3,123	—
	GBP	35,437	—	35,418	—
	SEK	897	—	773	—
	NOK	5,429	—	4,966	—
	ARS	79,753	—	58,303	—
	BRL	91,526	—	141,270	—
	CHF	20	—	20	—
	ZAR	248	—	—	—
Current post employment benefit obligation		8,838,514	—	8,309,989	—
	CLP	7,976,398	—	7,564,009	—
	GBP	348,466	—	257,641	—
	SEK	33,639	—	42,006	—
	ARS	262,201	—	295,543	—
	BRL	217,810	—	150,790	—
Total current liabilities		140,629,234	56,531,656	129,322,829	95,756,897
	CLP	71,132,413	—	72,991,361	—
	USD	25,118,648	42,792,313	24,144,150	84,877,445
	CAD	896,427	—	1,282,580	—
	EUR	3,620,067	—	3,076,270	—
	UF	1,435,633	4,369,812	1,164,562	3,161,663
	GBP	14,815,525	2,859,153	7,882,111	—
	SEK	3,858,320	—	3,223,426	—
	NOK	1,975,143	—	1,692,836	—
	ARS	7,056,477	5,396,828	6,159,780	6,533,336
	BRL	4,439,937	1,113,550	3,453,507	1,184,453
	CHF	20	—	29,410	—
	MXN	6,255,122	—	4,218,942	—
	ZAR	25,502	—	3,894	—

		As of December 31, 2013			As of December 31, 2012
		1 to 3 years	3 to 5 years	More than 5 years	1 to 3 years	3 to 5 years	More than 5 years
Non-current liabilities		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial liabilities		94,740,938	69,801,001	20,567,258	67,784,218	53,621,035	48,181,008
	USD	62,487,539	35,671,152	—	57,907,545	23,068,973	13,919,874
	CAD	51,636	87,989	—	204,373	—	—
	EUR	1,011,255	881,118	—	47,641	—	—
	UF	22,575,234	30,201,823	20,567,258	8,800,407	30,499,110	34,261,134
	GBP	2,598,316	2,368,738	—	475,815	—	—
	SEK	534,499	544,208	—	—	—	—
	ARS	897,499	45,973	—	348,437	52,952	—
	BRL	4,584,960	—	—	—	—	—
Non-current accounts payable to related entities		898,543	—	—	1,086,323	—	-
	CAD	—	—	—	4,717	—	—
	UF	898,543	—	—	1,081,606	—	—
Deferred tax liabilities		—	8,707,433	25,904,642	—	6,792,391	26,812,323
	CLP	—	8,707,433	25,904,642	—	6,792,391	26,812,323
Non-current provisions for benefits to employees		—	2,217,219	—	—	1,972,762	-
	CLP	—	2,217,219	—	—	1,972,762	—
Other non-current accounts payable		61,459	—	—	333,192	—	-
	USD	61,459	—	—	333,192	—	—
Total non-current liabilities		95,700,940	80,725,653	46,471,900	69,203,733	62,386,188	74,993,331
	CLP	—	10,924,652	25,904,642	—	8,765,153	26,812,323
	USD	62,548,998	35,671,152	—	58,240,737	23,068,973	13,919,874
	CAD	51,636	87,989	—	209,090	—	—
	EUR	1,011,255	881,118	—	47,641	—	—
	UF	23,473,777	30,201,823	20,567,258	9,882,013	30,499,110	34,261,134
	GBP	2,598,316	2,368,738	—	475,815	—	—
	SEK	534,499	544,208	—	—	—	—
	NOK	—	—	—	—	—	—
	ARS	897,499	45,973	—	348,437	52,952	—
	BRL	4,584,960	—	—	—	—	—

Total Liabilities		292,861,830	80,725,653	46,471,900	294,283,459	62,386,188	74,993,331

NOTE 28. OPERATING SEGMENTS

Viña Concha y Toro S.A. centers its operations in the wine activity with a special approach in the production and merchandising of wine, which currently represents more than 92.1% of the Company’s revenue at consolidated level. The Company performs other businesses which represent in the aggregate less than 7.9% of its consolidated revenue, which will be defined as “Other products”.

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

b)	Information by segments as of December 31, 2013:

	Wine	Other	Non-assigned	Total
a) General information on income, assets and liabilities	ThCh$	ThCh$	ThCh$	ThCh$
Income from ordinary activities of external customers segment	438,197,767	37,242,130	182,388	475,622,285
Depreciation included in costs of sale and administrative expenses	17,764,049	15,199	—	17,779,248
Profit (loss) of segments before taxes	32,563,964	9,624,775	182,388	42,371,127
Segments assets	826,301,737	11,001,772	12,850,652	850,154,161
Segments liabilities	64,326,682	4,290,059	781,537,420	850,154,161
F-103

Ordinary incomes (revenue) from segments are presented by geographic location.

	Wine	Other	Non-assigned	Total
b) Ordinary incomes of external customers by geographic area	ThCh$	ThCh$	ThCh$	ThCh$
Chile	57,817,148	38,397,021	—	96,214,169
Europe	164,686,568	—	—	164,686,568
U.S.A	80,158,724	—	—	80,158,724
South America	46,091,062	1,074,810	—	47,165,872
Asia	35,634,757	—	—	35,634,757
Canada	16,350,061	—	—	16,350,061
Central America	29,090,440	—	—	29,090,440
Other	1,253,446	—	391,839	1,645,285
Africa	4,676,409	—	—	4,676,409
Total	435,758,615	39,471,831	391,839	475,622,285

Non-current assets are presented by geographic location:

	Wine	Other	Non-assigned	Total
c) Non-current assets by geographic area	ThCh$	ThCh$	ThCh$	ThCh$
Chile	309,810,584	80,105	—	309,890,689
Argentina	22,432,862	—	—	22,432,862
England	113,891	—	—	113,891
Sweden	5,577	—	—	5,577
Norway	3,314	—	—	3,314
Brazil	1,108,480	—	—	1,108,480
Asia	1,108,480	—	—	1,108,480
U.S.A	80,944,347	—	—	80,944,347
Mexico	209,101	—	—	209,101
Canada	700	—	—	700
Africa	18,199	—	—	18,199
Total	415,755,535	80,105	—	415,835,640

	Wine	Other	Non-assigned	Total
d) Interests, taxes and non-current assets	ThCh$	ThCh$	ThCh$	ThCh$
Financial income	671,464	—	—	671,464
Financial expense	—	—	9,709,871	9,709,871
Income tax	—	—	8,762,006	8,762,006
Amounts of additions of non-current assets	26,791,780	944	—	26,792,724
Total	27,463,244	944	18,471,877	45,936,065

	Wine	Other	Non-assigned	Total
Investments accounted for using the equity method	ThCh$	ThCh$	ThCh$	ThCh$
Investments in associates	14,846,355	2,291,167	—	17,137,522
Profits (loss) in associates	1,865,931	35,539	—	1,901,470

	Wine	Other	Non-assigned	Total
e) Additions of non-current assets by geographic location	ThCh$	ThCh$	ThCh$	ThCh$
Chile	23,626,942	944	—	23,627,886
Argentina	1,347,125	—	—	1,347,125
England	20,265	—	—	20,265
Sweden	7,213	—	—	7,213
Brazil	20,617	—	—	20,617
Asia	7,370	—	—	7,370
U.S.A	1,762,248	—	—	1,762,248
Total	26,791,780	944	—	26,792,724

Flows by segments	Wine	Other	Non-assigned	Total
As of December 31, 2013	ThCh$	ThCh$	ThCh$	ThCh$
Cash flows provided by (used in) operating activites	11,613,012	32,197,495	(16,828,280)	26,982,227
Cash flows provided by (used in) investing activities	(26,538,503)	(944)	(589,628)	(27,129,075)
Cash flows provided by (used in) financing activities	(134,824)	—	(46,888,547)	(47,023,371)
Total	(15,060,315)	32,196,551	(64,306,455)	(47,170,219)

 c) Information by segments as of December 31, 2012:

	Wine	Other	Non-assigned	Total
a) General information on income, assets and liabilities	ThCh$	ThCh$	ThCh$	ThCh$
Income from ordinary activities of external customers segment	413,834,580	34,253,707	161,494	448,249,781
Depreciation included in costs of sale and administrative expenses	16,762,773	14,235	—	16,777,008
Profit (loss) of segments before taxes	35,150,786	5,456,252	161,494	40,768,532
Segments assets	789,453,761	7,782,860	58,876,331	856,112,952
Segments liabilities	62,236,373	9,013,213	784,863,366	856,112,952

Ordinary incomes (revenue) from segments are presented by geographic location:

	Wine	Other	Non-assigned	Total
b) Ordinary incomes of external customers by geographic area	ThCh$	ThCh$	ThCh$	ThCh$
Chile	62,386,981	34,958,881	—	97,345,862
Europe	149,524,532	—	—	149,524,532
U.S.A	80,706,963	—	—	80,706,963
South America	41,932,763	999,182	—	42,931,945
Asia	30,889,476	—	—	30,889,476
Canada	17,391,566	—	—	17,391,566
Central America	23,784,981	—	—	23,784,981
Other	750,290	—	395,249	1,145,539
Africa	4,528,917	—	—	4,528,917
Total	411,896,469	35,958,063	395,249	448,249,781
F-105

Non-current assets are presented by geographic location:

	Wine	Other	Non-assigned	Total
c) Non-current assets by geographic area	ThCh$	ThCh$	ThCh$	ThCh$
Chile	309,562,761	275,853	—	309,838,614
Argentina	21,045,722	—	—	21,045,722
England	69,758	—	—	69,758
Sweden	1,637	—	—	1,637
Norway	603	—	—	603
Brazil	1,024,061	—	—	1,024,061
Asia	84,291	—	—	84,291
U.S.A	76,412,303	—	—	76,412,303
Mexico	7,354	—	—	7,354
Canada	979	—	—	979
Total	408,209,469	275,853	—	408,485,322

	Wine	Other	Non-assigned	Total
d) Interests, taxes and non-current assets	ThCh$	ThCh$	ThCh$	ThCh$
Financial income	592,665	—	—	592,665
Financial expense	—	—	8,792,445	8,792,445
Income tax	—	—	10,465,482	10,465,482
Amounts of additions of non-current assets	28,548,920	10,977	—	28,559,897
Total	29,141,585	10,977	19,257,927	48,410,489

	Wine	Other	Non-assigned	Total
Investments accounted for using the equity method	ThCh$	ThCh$	ThCh$	ThCh$
Investments in associates	14,028,798	1,448,772	—	15,477,570
Profits (loss) in associates	2,668,005	29,182	—	2,697,187

	Wine	Other	Non-assigned	Total
e) Additions of non-current assets by geographic location	ThCh$	ThCh$	ThCh$	ThCh$
Chile	24,231,670	10,977	—	24,242,647
Argentina	1,689,817	—	—	1,689,817
England	17,660	—	—	17,660
Brazil	41,058	—	—	41,058
Asia	15,957	—	—	15,957
U.S.A	2,544,318	—	—	2,544,318
Total	28,548,920	10,977	—	28,559,897

Flows by segments	Wine	Other	Non-assigned	Total
As of December 31, 2012	ThCh$	ThCh$	ThCh$	ThCh$
Cash flows provided by (used in) operating activites	9,222,464	31,135,767	(21,554,722)	18,803,509
Cash flows provided by (used in) investing activities	(27,918,565)	(10,977)	(624,147)	(28,553,689)
Cash flows provided by (used in) financing activities	—	—	48,648,402	48,648,402
Total	(18,696,101)	31,124,790	26,469,533	38,898,222
F-106

d) Information by segments as of December 31, 2011:

	Wine	Other	Non-assigned	Total
a) General information on income, assets and liabilities	ThCh$	ThCh$	ThCh$	ThCh$
Income from ordinary activities of external customers segment	391,930,946	30,644,630	159,853	422,735,429
Depreciation included in costs of sale and administrative expenses	16,963,213	14,231	—	16,977,444
Profit (loss) of segments before taxes	58,993,061	4,370,268	159,853	63,523,182
Segments assets	746,271,673	7,003,240	20,855,397	774,130,310
Segments liabilities	69,870,846	2,768,054	701,491,410	774,130,310
Ordinary incomes (revenue) from segments are presented by geographic location:

	Wine	Other	Non-assigned	Total
b) Ordinary incomes of external customers by geographic area	ThCh$	ThCh$	ThCh$	ThCh$
Chile	63,483,108	30,649,959	—	94,133,067
Europe	139,034,139	—	—	139,034,139
U.S.A	74,843,055	—	—	74,843,055
South America	47,301,183	966,444	—	48,267,627
Asia	24,082,873	—	—	24,082,873
Canada	14,166,251	—	—	14,166,251
Central America	22,224,511	—	—	22,224,511
Other	660,757	—	610,763	1,271,520
Africa	4,712,386	—	—	4,712,386
Total	390,508,263	31,616,403	610,763	422,735,429
Non-current assets are presented by geographic location:

c) Non-current assets by geographic area	Wine	Other	Non-assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	295,775,670	345,598	—	296,121,268
Argentina	23,614,870	—	—	23,614,870
England	93,624	—	—	93,624
Sweden	21,299	—	—	21,299
Norway	1,030	—	—	1,030
Brazil	541,708	—	—	541,708
Asia	83,310	—	—	83,310
U.S.A	81,169,498	—	—	81,169,498
Total	401,301,009	345,598	—	401,646,607
d) Interests, taxes and non-current assets	Wine	Other	Non-assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial income	706,831	—	—	706,831
Financial expense	—	—	6,315,807	6,315,807
Income tax	—	—	13,040,792	13,040,792
Amounts of additions of non-current assets	64,441,706	—	—	64,441,706
Total	65,148,537	—	19,356,599	84,505,136
Investments accounted for using the equity method	Wine	Other	Non-assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Investments in associates	11,778,445	1,431,332	—	13,209,777
Profits (loss) in associates	2,002,910	28,163	—	2,031,073
F-107

	Wine	Other	Non-assigned	Total
e) Additions of non-current assets by geographic location	ThCh$	ThCh$	ThCh$	ThCh$
Chile	23,354,247	—	—	23,354,247
Argentina	2,472,459	—	—	2,472,459
England	47,626	—	—	47,626
Brazil	33,400	—	—	33,400
Asia	6,054	—	—	6,054
U.S.A	38,527,920	—	—	38,527,920
Total	64,441,706	—	—	64,441,706

Flows by segments	Wine	Other	Non-assigned	Total
As of December 31, 2011	ThCh$	ThCh$	ThCh$	ThCh$
Cash flows provided by (used in) operating activites	(2,805,831)	28,273,830	(11,113,408)	14,354,591
Cash flows provided by (used in) investing activities	(24,890,674)	—	(111,795,908)	(136,686,582)
Cash flows provided by (used in) financing activities	—	—	126,459,955	126,459,955
Total	(27,696,505)	28,273,830	3,550,639	4,127,964

There are no incomes of ordinary activities from transactions with other operating segments of the same entity.

With respect to external customers, the Company has no dependence of its ordinary activities, the most significant customers represented 14.9% of sales during 2013, 12.8% in 2012 and 11.6% in 2011.

NOTE 29. REVENUE

Classes of Revenue

	For the year ended December 31, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011
Classes of Ordinary Income	ThCh$	ThCh$	ThCh$
Sale of goods	473,559,131	446,430,503	420,714,433
Lending of services	2,063,154	1,819,278	2,020,996
Total	475,622,285	448,249,781	422,735,429
F-109

NOTE 30. COSTS AND EXPENSES BY NATURE

Costs and expenses by nature as of December 31, 2013 are disclosed as follows.

Nature of cost and operating expenses	Cost of sale ThCh$	Distribution cost ThCh$	Administrative expense ThCh$	Other expense by function ThCh$	Total ThCh$
Direct cost	297,942,332	—	—	—	297,942,332
Depreciation and amortization	1,471,007	1,646,458	894,130	—	4,011,595
Personnel expenses	7,885,117	27,391,375	11,369,495	—	46,645,987
Other expenses	4,088,795	79,366,024	6,942,915	1,106,452	91,504,186
Total	311,387,251	108,403,857	19,206,540	1,106,452	440,104,100

Depreciation and amortization indicated above correspond only to that included in item Selling and Administrative Expenses. Total depreciation amounted to ThCh$17,779,248 (see note 27), the corresponding difference of ThCh$13,767,653 is included in direct costs.

The costs distribution and expenses by nature as of December 31, 2012 are disclosed as follows:

Nature of cost and operating expenses	Cost of sale ThCh$	Distribution cost ThCh$	Administrative expense ThCh$	Other expense by function ThCh$	Total ThCh$
Direct cost	291,515,725	—	—	—	291,515,725
Depreciation and amortization	1,441,893	726,985	946,960	—	3,115,838
Personnel expenses	6,621,237	22,934,062	10,843,003	—	40,398,302
Other expenses	3,384,373	67,594,684	6,249,211	1,124,236	78,352,504
Total	302,963,228	91,255,731	18,039,175	1,124,236	413,382,369

Depreciation and amortization indicated above correspond only to that included in item Selling and Administrative Expenses. Total depreciation amounted to ThCh$16,777,008 (see note 27), the corresponding difference of ThCh$13,661,170 is included in direct costs.

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

Depreciation and amortization indicated above correspond to that included in Selling and Administrative Expenses.Total depreciation amounted to ThCh$16,977,444 (see note 27), the corresponding difference of ThCh$13,784,972 is included in direct costs.

NOTE 31. FINANCIAL RESULTS

Financial results are disclosed as follows:

Financial result	For the year ended December 31, 2013 ThCh$	For the year ended December 31, 2012 ThCh$	For the year ended December 31, 2011 ThCh$
Interest expenses	(9,709,871)	(8,792,445)	(6,315,807)
Interest income	1,090,228	1,108,530	379,672
Income by adjustments units	(1,348,350)	(973,542)	(757,474)
Exchange difference	14,224,960	10,564,798	8,039,442
Total	4,256,967	1,907,341	1,345,833

Interest expenses	For the year ended December 31, 2013 ThCh$	For the year ended December 31, 2012 ThCh$	For the year ended December 31, 2011 ThCh$
Bank loans expenses	(6,090,792)	(4,561,046)	(2,006,806)
Public obligations expenses	(2,685,717)	(1,685,694)	(1,540,161)
Other interest expenses	(933,362)	(2,545,705)	(2,768,840)
Total	(9,709,871)	(8,792,445)	(6,315,807)

Interest income	For the year ended December 31, 2013 ThCh$	For the year ended December 31, 2012 ThCh$	For the year ended December 31, 2011 ThCh$
Investments incomes	886,552	1,029,164	185,243
Other financial income	203,676	79,366	194,429
Total	1,090,228	1,108,530	379,672

Income by adjustment unit	For the year ended December 31, 2013 ThCh$	For the year ended December 31, 2012 ThCh$	For the year ended December 31, 2011 ThCh$
Obligation with the public	(1,411,890)	(953,885)	(1,475,547)
Bank loans	(700)	(138,060)	(13,099)
Other	64,240	118,403	731,172
Total	(1,348,350)	(973,542)	(757,474)

Exchange difference	For the year ended December 31, 2013 ThCh$	For the year ended December 31, 2012 ThCh$	For the year ended December 31, 2011 ThCh$
Exchange difference in trade debtors	3,540,171	(3,150,829)	4,048,507
Exchange difference in related entities	5,585,643	(1,577,145)	5,736,210
Exchange difference in advertising contributions	(854,699)	97,568	(1,035,309)
Exchange difference in derivatives	8,478,763	10,426,202	3,475,664
Exchange difference in bank loans	(2,974,804)	3,838,852	(3,060,896)
Other exchange differences	449,886	930,150	(1,124,734)
Total	14,224,960	10,564,798	8,039,442
F-111

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

32.2 Detail of information on disbursements related to the environment

As of December 31, 2013, the net balance of assets destined to improve the environment amounted to ThCh$2, 239,186, which is represented in items as Constructions and works of infrastructure and Machinery and equipment. As of December 31, 2012, this balance amounted to ThCh$2,136,989, which was represented in items as Constructions and works of infrastructure and Machinery and equipment.

32.3 Disbursements of the period related to the environment performed as of December 31, 2013

Identification of the Parent or Subsidiary	Name of the project to which the the disbursement is associated	Detail on the concept for which the disbursement was or will be performed	Indication if the disbursement forms part of the cost of an asset or if was indicated as expense	Description of asset or expense item	Disbursement Amount ThCh$	Effective or estimate date in which the future disbursements will be performed
Viña Concha y Toro	Water treatment	Maintenance an supplies, water treatment plants	Indicated as expense	Expenses in oenology warehouses and water treatment	925,835	There is no estimate
Total disbursements for the period related with the environment					925,835
F-113

NOTE 33. COLLATERAL COMMITMENTS WITH THIRD PARTIES

33.1 Direct Collateral

As of December 31, 2013 and 2012 the Company has no direct collateral.

33.2 Indirect Collateral

	Debtor			Assets involved		Balances payable pending as of the		Guarantees release
Guarantee creditor	Name	Relationship	Type of guarantee	Type	Account value	As of December 31, 2013 ThCh$	As of December 31, 2012 ThCh$	Dec 31, 2012	Act.	Dec 31, 2013	Act	Dec 31, 2014	Act
Banco Chile	Viña Concha y Toro	Subsidiary	Collateral	—	—	—	22,869	—	—	—	—	—	—
Banco BBVA	Trivento Bod. y Viñ.	Subsidiary	Collateral	—	—	340,997	1,358,287	—	—	—	—	—	—
Banco BBVA	Trivento Bod. y Viñ.	Subsidiary	Collateral	—	—	—	1,247,896	—	—	—	—	—	—
Banco Santander Santiago	Trivento Bod. y Viñ.	Subsidiary	Collateral	—	—	2,098,440	1,511,874	—	—	—	—	—	—
Banco Santander Santiago	Trivento Bod. y Viñ.	Subsidiary	Collateral	—	—	—	719,940	—	—	—	—	—	—
Banco Chile	Trivento Bod. y Viñ.	Subsidiary	Collateral	—	—	1,799,412	863,928	—	—	—	—	—	—
Banco Santander Santiago	Trivento Bod. y Viñ.	Subsidiary	Collateral	—	—	550,841	1,012,716	—	—	—	—	—	—
Banco Chile	Trivento Bod. y Viñ.	Subsidiary	Collateral	—	—	—	1,919,840	—	—	—	—	—	—
Banco Chile	Trivento Bod. y Viñ.	Subsidiary	Collateral	—	—	—	623,948	—	—	—	—	—	—
Banco Nacional de Mexico (Banamex)	Trivento Bod. y Viñ.	Subsidiary	Collateral	—	—	2,360,745	—	—	—	—	—	—	—
Banco Credicoop	Trivento Bod. y Viñ.	Subsidiary	Collateral	—	—	2,476,159	—	—	—	—	—	—	—
HSBC Bank USA	VCT USA Inc	Subsidiary	Collateral	—	—	—	695,021	—
Banco Santander	VCT Mexico	Subsidiary	Collateral	—	—	—	830,331	—

NOTE 34. CONTINGENCIES, RESTRICTIONS AND LAWSUITS

1)           Wine Contracts: The Company has entered into long term agreements for grapes and wine purchaces, with different maturities. The last of these contracts has its maturity in 2020.  The estimated amount of these contracts is approximately of ThCh$19,706,353.

2)           Restrictions and Limits for issuance of Public offer Bonuses.

The restrictions or limits to which the Company is subject have its origin in the covenants associated to the issuance of public offer C and F Series bonuses which detail is as follows:

I.	C Series bonuses, issued with charge to the line of bonds registered under number 407 in the Security Registry on March 10, 2005 and placed on the same year.

The restrictions or limits to which the Company is subject are as follows:

a)	To maintain assets free of encumbrances or prohibitions for an amount equivalent to at least less than 1.5 times the total amount of bonuses placed in force performed with charge to the line agreed in the Contract. This obligation will be required in the Financial Statements closing date only;

b)	The Issuer is obligated to not to sell, yield or transfer Essential Assets which jeopardize the continuity of its current business;

c)	To send to the Representative of Bonuses Holder, together with the quarterly information indicated in the bonuses issuance contract, all information on any decrease of it ownership in the capital of its significant subsidiaries, higher than ten per cent of this capital as well as any reduction which means to lose the subsidiary control, within the following five working days after the transaction is performed;

d)	To maintain an Indebtedness Ratio not higher than 1.4 times;

e)	To always maintain, during the life of the current Bonuses issuance a minimum equity of UF5,000,000;

f)	To always maintain a Financial Expenses Hedging Ratio at a minimum of 2.5 times. The Financial Expenses Hedging Ratio must be calculated on the twelve-month period prior to the UESR date (Uniform Encoded Statistical Record) (FECU);

g)	Not to make investments in instruments issued by related persons, neither to grant loans to them, or to perform other operations, whit in conditions that were more adverse to the Issuer in relation to those in force at the market, as indicated in Article 89 of the Corporate Companies Laws. Likewise, the Issuer will ensure after that its subsidiaries are aware and comply with to this restriction. For the purposes of this clause, the term related persons will be all those indicated in Article 100 of Law No.18.045;

h)	To make the provisions for all adverse contingencies which may adversely affect its businesses, its financial position or its operating results, which must be recorded in the Issuer’s Financial Statements, if applicable, pursuant IFRS criteria. The Issuer will ensure that its subsidiary companies are aware and comply with to the same condition;

i)	To contract and maintain insurances which reasonably protect the Issuer’s operating assets, as per the usual industry practices in which the Issuer operates. The Issuer will ensure that its subsidiary companies are incompliance with the same condition; and,

j)	The Issuer and any of its subsidiaries are not allowed to perform voluntary prepayments of any existing obligation, in the event that the Issuer was in default or simple delay in the full and timely payment of the Bonuses herein indicated. The information which support the compliance with the subjects indicated in a) to j) of this numeral and the calculations performed which validate its compliance, must be by the Issuer’s Manager of Administration and Finance or his/her representative and, on an annual basis by its External Auditors, if applicable, and should be remitted to the Bonuses Holder Representative through certified mail or letter with a reception stamp within the term of five working days from the fact occurrence date, unless, this relate to information which should be delivered to the Superintendence of Securities and Insurance, in whose case must be sent in the same term in which these are delivered to the aforementioned Superintendence. In the case that information sent to the Bonuses Holder Representative in conformity with this number Two is qualified as confidential; this Bonuses Holder Representative must keep strict confidential this information respect to third parties.

Acceleration Causal

a)	If the Issuer enters into default or simple delay of the payment of any installment of Bonuses in both the principal and interests;

b)	If any statement made by the Issuer on instruments granted or issued with of information derived from this Contract, were or resulted in being deceitfully incomplete or false;

c)	If the Issuer violated any one of the obligations acquired by virtue of the bonuses issuance contract, numeral two of clause on “Protection Rules to Bonuses Holders “ and not repaired this violation within the 30 days following to the date in which was requested for these effects in writing by the Bonuses Holder Representative by means of certified mail;

d)	If the Issuer violated one single and any of the obligations acquired by virtue of the bonuses issuance contract, numeral four of clause on “Protection Rules to Bonuses Holders” and not repaired this transgression within the 60 days following to the date in which was requested for these effects in writing by the Bonuses Holder Representative by means of certified mail;

e)	If the Issuer violated one single and any of the obligations acquired in virtue of clause 7 of the Contract and in the complementary deeds which subscribe pursuant to number four of the aforementioned clause;

f)	If the Issuer or any of its significant subsidiaries incurred in cease payments or recognized in writing the impossibility to repay its debts, or perform a general cession or abandonment of goods in benefit of its creditors or request its own bankruptcy;

g)	If the Issuer or any significant subsidiary fall into default or simple delay in the payment of any amount owed to banks or to any other creditor, from one or more overdue obligations or obligations required in advance that, individually, exceeds the equivalent to UF100,000 as of the date of its related calculation, and the Issuer or significant subsidiary, depending on the case, do not repair this fault within the 30 consecutive days following to the default date or the date of simple payment delay and/or as of the payment date of this obligation if not expressly postponed;

h)	If any obligation of the Issuer or of any significant subsidiary were payable in advance, provided that this is not a regular prepayment, normally foreseen before the stipulated maturity;

i)	If in the future the Issuer or any of its subsidiaries grant actual collateral to new bonuses issuances or to any financial credit, cash credit operation or other credits, except those specified in the issuance contract;
F-116

j)	If any governmental authority decree any measure to indent, confiscate, impose an embargo, expropriate, arrogate of, or take custody or control of all or significant part of the Issuer’s assets or of any significant subsidiary;

k)	In case of dissolution or liquidation of the Issuer, or in case of reduction of its term to a period lower than the final amortization and Bonuses payment term corresponding to this Contract;

l)	If the Issuer or any significant subsidiary is declared in bankruptcy by processed legal sentence; and,

m)	If the Issuer sells, cedes or transfer essential assets, defined in clause first of this Contract, except in case of contributions or transfers of Essential Assets to subsidiaries companies, unless previous authorization and in writing from the Bonuses Holder Representative.

As of December 31, 2013 the Company is in compliance with the aforementioned covenants.

II.	F Series bonuses, issued with charge to the line of bonds registered under number 574 in the Security Registry on March 23, 2009 and placed on 2012.

The restrictions or limits to which the Company is subject are as follows:

a)	To maintain an Indebtedness Ratio not higher than 1.4 times;

b)	To maintain an Equity not lower than UF5,000,000;

c)	To maintain a Financial Expenses Hedging Ratio not lower than 2.5 times, which must be calculated on the twelve-month period prior to the Consolidated Financial Statements reporting date;

d)	To send to the Representative of Bonuses Holder, together with the quarterly and annual copies of the Consolidated Financial Statements, a letter signed by its legal representative, which leaves a record of the compliance of financial indicators set out in b) and c) above;

e)	To send to the Representative of Bonuses Holder, in the same term in which these are delivered to the Chilean Superintendence of Securities, a copy of the quarterly and annual Consolidated Financial Statements, the consolidated financial statements of its subsidiaries subject to standards applicable to public traded companies; and all public information the Issuer provides to the Chilean Superintendence of Securities. Further, the Company should send a copy of risk rating reports, within the term of five working days after receiving them from its Private Raters;

f)	To record on the accounting books the provisions arising from adverse contingencies that, to the Issuer administration, should be recognized in the Consolidated Financial Statements of the Company or its subsidiaries. The Issuer will look after that its subsidiary companies are adjusted to the established herein;

g)	The Issuer is obligated to look after that operations with its subsidiaries or other related persons are performed in equity conditions, similar to conditions prevailing in the market. The term ‘related persons’ will comprise all those indicated in article 100 of Law No.18.045;

h)	The Issuer shall establish and maintain the appropriate accounting systems based on the International Financial Reporting Standards (IFRS) and the instructions of the Chilean Superintendence of Securities. The Issuer will ensure that its domestic subsidiary companies are in compliance with the established herein. However, with respect to foreign subsidiaries, these should be adjusted to accounting standards generally accepted in their respective countries, and, for consolidation purposes, the corresponding changes should be applied in order to adjust themselves to the international financial reporting standards (IFRS) and the instructions of the Chilean Superintendence of Securities. In addition, the Issuer should contract and maintain a firm of nationally or internationally recognized independent external auditors for the examination and analysis of its consolidated financial statements, on which such firm should issue an opinion on December 31, every year;
F-117

i)	The Issuer shall comply with the law, regulations and legal provisions applicable, including, without restrictions, the payment in a timely manner of all taxes, tributes, rates, rights and charges affecting the Issuer itself or its movable or immovable property, except those challenged in good faith an according to the relevant legal and/or administrative proceedings and, providing, in this case, the appropriate reserves are held in order to hedge such contingency, in accordance with the International Financial Reporting Standards (IFRS), and the instructions of the Chilean Superintendence of Securities.

j)	To maintain during the life of the current Bonuses issuance, assets free of restricted encumbrances for an amount equivalent to at least 1.5 times the total amount of bonuses placed in force performed with charge to the line agreed in the Contract. The Issuer shall send to the Representative of Bonuses Holder, as required, all information that allows verification of the indicator referred herein; and

k)	To maintain insurances which reasonably protect its assets, as per the usual industry practices for the Issuer’s industry. The Issuer will ensure that its subsidiary companies are in compliance with the established herein.

Acceleration Causal

a)	If the Issuer falls into default or simple delay in the payment of any interest share or capital amortization of Bonuses;

b)	If the Issuer does not comply with any obligation to provide information to the Representative of Bonuses Holder, and does not repair this fault within the 30 working days following the date it was required in writing by the Representative of Bonuses Holder. The Issuer should provide the Representative of Bonuses Holder with the following information: (i) A copy of the quarterly and annual Consolidated Financial Statements and the consolidated financial statements of its subsidiaries subject to the standards applicable to public traded companies; (ii) Other public information the Issuer provides to the Chilean Superintendence of Securities; (iii) A copy of risk rating reports; (iv) Report the compliance of obligations under the issuance contract, information that should be delivered within the same term that the consolidated financial statements to the Superintendence of Securities and Insurance; and (vi) Notice of all circumstances involving noncompliance or transgression of conditions or obligations under the issuance contract, as soon as the transgression occurs or comes to knowledge;

c)	Permanence of noncompliance or transgression of any other commitment or obligation agreed for the Issuer under the issuance contract or its complementary deeds, for a term of 60 days or longer after the Representative of Bonuses Holder had sent to the Issuer, through certified mail, a notice describing the noncompliance or transgression and requesting to repair it. For the aforementioned cases, except for the noncompliance or transgression regarding the Debt Ratio and the Financial Expenses Hedging Ratio, the term will be 90 days after the Representative of Bonuses Holder had sent to the Issuer, through certified mail, the aforementioned notice. The Representative of Bonuses Holder should send to the Issuer the aforementioned notice within working day following the date of verification of the Issuer noncompliance or transgression and, in all cases, within the term established by the Chilean Superintendence of Securities by a general standard as provided in the Securities Market Law, Article 109, b), if this last term was a lower period;

d)	If the Issuer or significant subsidiary does not repair this fault within the 30 consecutive days following to the default date or the date of simple payment delay for a total accrued amount higher than or equivalent in pesos to UF150,000, and as of the payment date, this obligation is not expressly postponed. In such amount will not be considered (i) the obligations subject to pending judgment or litigation for obligations not recognized by the Issued in its accounting; or, (ii) obligations corresponding to building or assets acquisition prices which payment would be objected by the Issuer due to defects or noncompliance of the contractual obligations by constructor or seller. For these purposes, foreign exchange or par rate at the calculation date will be used as the conversion basis.

e)	If any other creditor of the Issuer of any of its significant subsidiaries, legitimately charged the Issuer of any of its significant subsidiaries the entire amount of a credit for a loan subject to a term, under its right to anticipate the maturity of such credit due to noncompliance of the Issuer of any of its significant subsidiaries, contained in the contract. However, cases when the credit amounts charged in advance according to the established herein, which do not cumulatively exceed UF150, 000 are excluded. For these purposes, foreign exchange or par rate at the calculation date will be used as the conversion basis.

f)	If the Issuer or any significant subsidiary is declared in bankruptcy or noted insolvency, or proposes a preventive judicial agreement with its creditors or makes a written statement recognizing its inability to pay its obligations before their respective maturities, without repairing any of the aforementioned events within the term of 60 days from such bankruptcy statement, insolvency situation or preventive judicial agreement. In case the Issuer bankruptcy is declared, the Bonds will be payable in advance as provided by Law;

g)	If any statement made by the Issuer in the instruments granted or subscribed with respect of the compliance of reporting requirements under the issuance contract or its complementary deeds, or any statement provided at the issuance or recording of Bonds issued with charged to this Line was or resulted to be deceitfully false or incomplete in some essential aspect;

h)	If the duration term of the Issuer Company is modified to a date earlier than effective term of Bonds issued with charge to the respective line; or if the Issuer Company undergoes an early dissolution; or if there is a decrease in the capital effectively subscribed and paid in terms which do not comply with the ratio established for the financial indicator of Debt Ratio, Equity and Financial Expenses Hedging Ratio;

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

j)	If in the future the Issuer or any of its subsidiaries grant actual collaterals to new bonuses issuances or to any financial credit, cash credit operation or other credits, except those in the following cases: one) collaterals existent at the issuance contract date; two) collaterals created to finance, refinance or amortize the purchase price or costs including construction costs, assets acquired after the issuance contract; three) collaterals granted by the Issuer in favor of its subsidiaries or vice versa; four) collaterals granted by a company which subsequently merged with the Issuer; five) collaterals over assets acquired by the Issuer after the issuance contract, which are constituted before its purchase; and, six) extension or renewal of any collaterals herein mentioned in one) to five), inclusive. However, the Issuer or any of its subsidiaries may always grant actual collaterals to new bonuses issuances or to any financial credit, cash credit operation or other current credits, if in advance and simultaneously, they constitute collaterals at least proportionally equivalents in favor of Bonuses Holders. In this case, the collateral proportionalities will be assessed, every opportunity, by the Representative of Bonuses Holder, who, if considered sufficient, will grant collaterals’ constituent instruments in favor of the Bonuses Holders.

As of December 31, 2013 the Company is in compliance with the aforementioned covenants.

3)	Restrictions and limitations for loans granted by Cooperative Centrale Raiffeissen- Boerenleenbank B.A. “Rabobank Nederland” Branch New York to VCT U.S.A.

The restrictions or limitations to which the Company and/or its subsidiary VCT USA is subject are originated in the covenants associated to the loan granted to VCT USA which has a collateral of its Parent and are summarized as follows:

a)	Send to the bank, together with its publication or not after 120 days after each quarterly close, a copy of the consolidated financial statements as well as to notify the bank on a timely manner on any adverse material effect, possible noncompliance of its financial obligations, noncompliance of obligations in ERISA (Employee Retirement Income Security Act of 1974), material changes on its accounting policies.

b)	The debtor, VCT USA and its subsidiaries, should maintain its assets and equipment as held historically, and is also obligated to hire and maintain insurances which reasonably cover its operating assets in accordance to usual practices of the industry in which operates.

c)	VCT USA is obligated not to perform operations with its affiliates which were not in the same conditions that would be when performing these with a third party, unless these relate to transactions with affiliates which were totally of its property or between associates that were totally of its property.

Acceleration Causal

a)	If VCT USA is in default or delay of more than 3 working days in the payment of any principal or interest installments with respect to the loan.

b)	If any statement or collateral contained in the instruments granted or subscribed with respect the obligation either by VCT USA or Viña Concha y Toro, were or resulted to be deceitfully incomplete or false.

c)	If VCT USA breaches any obligation acquired by virtue of the aforementioned loan agreement.

d)	If VCT USA or Viña Concha y Toro S.A. is in default or simple delay in the payment of any sum owed to banks or any other creditor from one or more overdue obligation or required in advance that, exceeds the amount of US$7,000,000.

e)	If VCT USA or Viña Concha y Toro S.A. is in suspension of payments or recognize through a written notice its incapacity to pay its debts or abandon its goods in benefit of its creditors or request its own bankruptcy.

f)	If Viña Concha y Toro S.A. ceases to comply with the following financial indicators:

-	To maintain a Consolidated Debt Ratio of not higher than 1.4 times;

-	At all times maintain a minimum consolidated Equity not lower than UF5,000,000;

-	To always maintain a Financial Expenses Hedging Ratio in a minimum of 2.5 times.

g)	If VCT USA and Viña Concha y Toro S.A. refused to pay any amount in excess of seven million dollars required by ERISA breaches or final judgment of a trial.

h)	If any governmental authority expropriates all or a substantial part of the assets owned by VCT USA or Viña Concha y Toro S.A.

i)	If Concha y Toro S.A. is prevented by law to remit U.S. dollars abroad or hold dollars abroad for the purpose of paying its obligations.

As of December 31, 2013 the Company complies with the aforementioned covenants.

4)	Restrictions and Limits for dollar loan granted by Scotiabank Chile to Viña Concha y Toro S.A. associated with swap contracts (cross currency swaps):

Restrictions or limitations which affect is Viña Concha y Toro S.A. originate in the covenants associated with two loans to the Vineyard, which are summarized as follows:

a)	No grant of any current or future creditors warranties, undertakings, conditions or reductions maturities, which would act to worsen the situation of the Bank in relation to such creditors, excluding those issued for leasing operations. In addition, the Vineyard states that the obligations of granting credit always constitutes direct obligations of the first degree and unsubordinated the Debtor that qualify as preferential right to payment in respect of all other unsecured obligations of the Debtor and not subordinate to arising from any debt for loans or collaterals, except legal preferences.

b)	Not grant of collateral for amounts in excess of twenty million U.S. dollars, and personal collaterals personal in or in favor unrelated third parties exceeding the abovementioned amount.

c)	Maintain for the duration of the loan the following financial ratios, which will be measured every six months from June and December of each year, based on consolidated financial statements provided by the Vineyard:

(i)	An indebtedness level or Leverage (debt ratio) equal to or lower than one point four times, “Debt Ratio” shall mean the ratio of Total Liabilities and Equity.

(ii)	Financial Expenses Hedging Ratio not lower than 2.5 times; and

(iii)	A minimum Equity of UF5,000,000

In turn, the two contracts provide acceleration causal:

a)	Lack of full and timely payment by the Borrower of principal and / or loan interest payable under this instrument, or incurred in default or simple delay in payments to be made by the Bank under another contract or other notes, including but not limited to payment obligations arising from the derivatives contract.

b)	Lack of full and timely compliance by the Vineyard from any liability that Borrower has contracted under this contract.

c)	If incurred in simple delay in the payment of obligations of money to any creditors who individually or collectively exceed the equivalent of seven million dollars of the United States of America.

d)	If it is anticipated or occurs one or more causal for early settlement of those provided in the General Conditions under which the Agreement is entered Derivative or Derivative Contract itself, associated with these loans.

e)	If the Vineyard falls into default, is declared in bankruptcy or makes judicial or extrajudicial agreement, or if by way of precautionary measures are obtained rulings against Vine abductions, detentions or prohibitions or contracts held respect of its assets constituting more than thirty percent of its consolidated assets, according to its consolidated financial statements filed with the Superintendence of Securities and Insurance at September 30, 2012.

As of December 31, 2013 the Company is in compliance with the aforementioned covenants.

5)	Restrictions and Limits for the peso loan granted by Banco Estado to Viña Concha y Toro S.A.:

The restrictions or limitations to which Viña Concha y Toro S.A. is subject are originated in the covenants associated with this loan to the Vineyard, which are summarized as follows:

a)	Maintain all assets, properties, trademarks, permits, rights, franchises, grants or patents that are necessary for the normal conduct of its business, including its own and subsidiaries’ production assets.

b)	Maintain in its consolidated financial statements the following financial indicators:

i)	A Debt Ratio of not higher than 1.4 times. By “Debt Ratio” shall mean the ratio of Total Liabilities and Equity.

ii)	A minimum Equity of UF5,000,000.

iii)	Financial Expenses Hedging Ratio not lower than 2.5 times. This indicator should be calculated on the twelve months preceding the date of issuance of the Consolidated Financial Statements.

In turn, the two contracts provide acceleration causal:

i)	If the vineyard does not pay in full any outstanding obligation to the Bank, including especially the Financing.

ii)	If the vineyard does not fully satisfy any obligation to make the second clause set forth in this instrument. Exceptionally, in the case of the obligations contained in paragraphs 3 and 4 of this clause, the Bank may only accelerate their claims if 30 days have elapsed since the notice of the failure of the Bank without becoming resolved.

iii)	If the vineyard falls into default, is declared bankrupt or makes statements of judicial or extrajudicial agreement.

During the periods ended December 31, 2013 the Company is in compliance with the above covenants.

6)	Restrictions and Limits for dollar loan granted by Rabobank Curacao NV to Vina Concha y Toro S.A.:

Restrictions or limitations to which Viña Concha y Toro S.A. is subject originate in the covenants associated with this loan, summarized as follows:

a)	Maintain all property, assets, rights, properties, licenses, trademarks, rights of industrial and intellectual property licenses, franchises, concessions or patents that are necessary for the normal functioning of its operations, in force, and in accordance with applicable law.

b)	Maintain all assets listed above in proper operating condition at all times, without prejudice of the normal wastage derived from its use and time elapsed.

c)	Maintain at all times insurances covering all assets referred to above, at least in the amounts and against the risks that apply in accordance with standard practices of companies that conduct similar activities and having the same type of properties.

d)	Maintain in its consolidated financial statements the following financial ratios:

i.	Ratio of Total Liabilities to Equity shall be equal or less to a point four times.

ii.	EBITDA Ratio on Financial Costs equal to or greater than two point five times.

iii.	Maintain a minimum equity equal to or exceeding UF 5,000,000.

In turn, the contract provides for acceleration grounds:

a)	If the Vineyard incurs in default or simple delay in the payment of all or part of the principal, interest or any other sum associated with the Loan or the Promissory Note on the date fixed for the payment or capital amortization, for payment of interest or for the payment of any other amounts related to the loan.

b)	If the Vineyard breach any of the obligations, covenants, conditions or agreements contained in this instrument, different from those indicated in point i. above and such failure is not remedied within fifteen Banking Days, from the date of the respective violation.

c)	If resulted maliciously false or incomplete in some important respect, any representation or warranty made or deemed made by the Vineyard under the Credit Documents or that is contained in any certificate, document or financial statement or other state that the Vineyard deliver on any date in respect of the Credit Documents or any Credit Document, or the date on which it is made or deemed made.

d)	If the vineyard does not meet any payment of principal or interest on any Indebtedness (other than the Notes or the Loan) totaling an amount exceeding the equivalent in pesos, twenty million dollars.

e)	If the Vineyard incurs in payments default, provide a written recognition stating its inability to pay its debts or makes a general assignment or abandonment of assets for the benefit of its creditors or declares legal bankruptcy or insolvency of the Vineyard;

f)	If any proceedings are begun by or against the Vineyard tending to its dissolution, liquidation or reorganization or reorganization of its assets, under any bankruptcy law, insolvency, reorganization and such a procedure is not rescinded within ninety calendar days from the start of this procedure; or if a legal court appoints a liquidator, auditor or other similar officer in respect of Vineyard or a substantial part of its assets.

g)	If issued against the Vineyard and enforceable judgment, or writ of execution is decreed in enforcement proceedings, for the payment of money exceeding the equivalent in pesos of twenty million dollars, and these remain unresolved for a period of sixty calendar days from the said judgment and a final writ of execution is decreed in the enforcement proceedings.

As of December 31, 2013 the Company is in compliance with all the above mentioned covenants.

7)	Due to its business line, Viña Concha y Toro S.A. regularly participates, as a plaintiff or defendant in legal proceedings aimed to demand the payment of amounts third parties may owe to them or the defense against claims made by third parties because of its labor, civil and commercial links with the Vineyard. The prospects of success in these procedures vary from case to case.

8)	In Argentina, the Federal Administration of Public Revenue (“AFIP”) through Resolution No. 364/08 dated December 16, 2008 challenged the returns of income tax for fiscal year 2002, and determined automatically on the amount owed given their understanding the subsidiary Bodegas y Viñedos Trivento S.A. (Trivento) on account of income tax for that period, which amounted to the sum of $1,948,918.4 Argentinean Pesos, (equivalent to Ch$157,513,537 as of December 31, 2013) plus interest of $5,559,615 Argentinean pesos (equivalent to Ch$449,333,643 as of December 31, 2013). In turn, the AFIP determined a fine of $974,459.22 Argentinean pesos (equivalent to Ch$78,756,768 as of December 31, 2013) The fine does not accrue interest.

The tax agency based its decision on the premise that such a sum did not result in a loss for computing exchange differences arising from lending operations of Trivento with Viña Concha y Toro S.A. and VCT International S.A., arguing that remittances resulting from these operations were deemed as capital contributions nature and not loans, even though their were approved by the respective Boards and by the Central Banks of both countries, also because these sums were reflected in the accounts of all companies involved.

On February 11, 2009, resolution of the AFIP was appealed to the National Tax Tribunal, assigning the room D to this case through appeal provided under Article 76 of the LPT Law (Law No. 11,683, text ordered in 1998). In that motionit was reiterated and expanded for each of the arguments of the defense, put forward in timely releases presented in administrative proceedings.

The matter was opened for discussion, and both parties produced the evidence offered (reporting requirements made to local banks and expert evidence which was prepared by Estudio Contable Balter & Asoc., appointed as technical consultants). This expert report was attached to the file on March 31, 2011. Finally, on April 15, 2011, Trivento informed the court on the filing of a new appeal, also brought before the National Tax Tribunal for a new objection made by the AFIP, this time for the affidavits of tax gains made by the periods 2003 and 2004.

Upon expiration of the evidence the Court may order the parties to submit arguments, leaving the case, after that, in a verdict status. Nevertheless, in advance, since it has been brought to the attention of the Investigation Board 11th appeal the existence of relapse in Room C, which was requested connectedness, dated September 20, 2011, the Investigation Board decided to submit the case to the plenary of the Conference Room D, for the purposes of deciding whether to build with the record 34 450-I (described below). On April 27, 2012, Trivento was notified of the court decision to combine both records before Room D. At the reporting date, the court resolution in relation to permit the dispute on the basis of this new evidence is still pending.

Because of the amount claimed by the AFIP, by judgment dated September 17, 2009 provided for the precautionary freezing on properties and vehicles of Trivento, which the AFIP, as required by Trivento, agreed to combine on a single property (Farm and Warehouse of Tres Porteñas-San Martín). To this date, the precautionary freezing is combined on this property, having released the embargo on the remaining properties and vehicles.

In an official procedure for determining debt initiated by the AFIP, in relation to fiscal years 2003 and 2004, and after due to filing of rebuttals in their administrative offices, Trivento was notified of the AFIP Resolution No. 322/10 dated 9 December 2010, by which the Treasury officially determined a debt of $6,754,563.88 Argentinean Pesos (equivalent to Ch$545,910,607 as of December 31, 2013) plus interest of $16,058,634 Argentinean pesos (equivalent to Ch$129,787,485 as of December 31, 2013) and a fine of $4,728,194.72 Argentinean pesos (considering that fine does not accrue any interest), equivalent to Ch$382,137,425 as of December 31, 2013.

The tax agency based its decision on the premise that it was not appropriate to attribute to the returns on profits for the years 2003 and 2004, those losses from previous periods, which in the opinion of the AFIP were completely absorbed in the returns of the year 2002.

On February 1, 2011, resolution of the AFIP was appealed to the National Tax Tribunal. In that resource, were reiterated and expanded each of the arguments of the defense, put forward in timely releases presented in administrative proceedings, which have proper evidentiary support, and it was required to build with the record which processes the impugnment of returns for income tax for the fiscal year 2002. The appeal was notified to the AFIP in April 2011. On April 27, 2012, Trivento was notified of the court decision to combine both records the records that processes in Room D and on April 25, 2013, Trivento was notified of the court decision to produce the accounting expertise offered by the company. AFIP opposed to this offer. The expert appointed by Trivento, Estudio Contable Balter & Asoc., appointed as technical consultants, and the expert appointed by the AFIP, presented the expert report on August 30, 2013.At the reporting date, the court resolution in relation to the production of the offered evidence by the parties is still pending (essentially, the expert report prepared by Estudio Contable Balter & Asoc., appointed for this purposes as technical consultants).

Finally, in an official procedure for determining debt initiated by the AFIP, in relation to fiscal years 2005 and 2006, and after due filing of rebuttals in administrative offices, Trivento was notified of the AFIP Resolution No. 363/12 dated 12 December 2012, by which the Treasury officially determined a debt of $1,138,953 Argentinean Pesos (equivalent to Ch$92,051,320 as of December 31, 2013), plus interest of $2,137,056 Argentinean pesos (equivalent to Ch$17,271,900 as of December 31, 2013) and a fine amounting to $797,267 Argentinean pesos (equivalent to Ch$64,435,919 as of December 31, 2013 (fine which does not accrue any interest).

The tax agency based its decision on the premise that it was not appropriate to attribute to the returns of income tax for the years 2005 and 2006, losses from previous periods, which in the opinion of the AFIP were completely absorbed in the returns of the year2002. In addition, the amount declared by Trivento accounted for Minimum Notional Income for 2006 was not found in the computer records, therefore, it was not considered as payment of Tax income, and failed to consider compensation of the balance in favor of AFIP with the Trivento’s Minimum Notional Income cleared balance -2006-, for a total of $546,055.46 Argentinean Pesos (equivalent to Ch$51,418,026). Trivento appealed the resolution of the AFIP to the National Tax Tribunal, on February 8, 2013. Considering this action, Trivento reiterated and expanded each argument of the defense, put forward in timely releases presented in administrative proceedings which have proper evidentiary support, and it was required to combine the records which in processes in Room D in which it is processed the appeal on returns of income tax for the fiscal year 2002 (where the action was built against the office procedure for determining debt corresponding to fiscal years 2005 and 2006). At the reporting date, the court resolution on the accumulation request with the other 2 records in process in Room D is still pending.

According to the company lawyers, both Argentine and Chilean Trivento have reasonable grounds to be able to sustain that their income tax returns for, 2002, 2003, 2004, 2005 and 2006 conform to the law, and estimate that this opinion will be ultimately recognized by the Argentine courts, and so it was reported to both, the Company´s management and the Board of Viña Concha y Toro. Consequently, there are significant possibilities that the appeal will be finally accepted on the amounts settled by the fiscal authority. Therefore, the Company considers that a possible disbursement on these accounts is unlikely to occur. In turn, given the complexity of the legal proceedings Trivento is facing, the Company states it is not possible to provide an estimated date for the resolution of these judgments, neither it is possible to provide an estimation of the financial impact related to these legal proceedings, neither to indicate the feasibility of reimbursement of funds on these accounts.

9)	In Brazil, the Treasury Department of the State of Sao Paulo, by way of “Tax Assessment Notice and Imposition of Fine No.4.013.335-7”, officially determined and demanded from VCT Brazil Importación y Exportación Limitada Subsidiary the payment of R$23,621,676.61 (equivalent to Ch$5,273,468,438 as of December 31, 2013) for an eventual local tax accrual and non-payment “ICMS-ST” (equivalent to Chilean VAT). Fiscal authority claims the payment of this amount as the tax accrual and payment date was different and before the term the subsidiary uses for its payment. This would generate, according to the fiscal authorities, the existence of ICMS-ST pending payment. The authority also claims R$21,200,887.45 (equivalent to Ch$4,733,034,521 as of December 31, 2013) on account of interests and R$22,115,103.00 ((equivalent to Ch$4,937,130,399 as of December 31, 2013) on account of fine.

To date, lawyers and other expert advisors from Sao Paulo have been contacted, who are preparing the judicial defense (Tax Debt Annulment Lawsuit), based on arguments about form, regarding the nullity of tax resolution, and about substance, regarding the ICMS-ST non-requirement in the terms proposed by the authority. The Court for the State of Sao Paulo issued an order to suspend the collection regarding this ICMS-ST, its interests and fine up to obtaining a verdict of the legal claim presented by VCT Brasil Importacion y Exportacion Limitada. The State of Sao Paulo, presented an appeal to this resolution which was rejected due to formalities.

According to the company lawyers, both Brazilian and Chilean, VCT Brazil Importación y Exportación Limitada has reasonable and solid grounds to sustain its defense and estimate there are significant possibilities that the appeal of the amounts settled would be finally accepted by the fiscal authority. Therefore, the Company considers a possible disbursement on this account as unlikely to occur. In turn, given the complexity of the claiming process of “Tax Assessment Notice and Imposition of Fine” and its initial procedural stage, the Company states it is not possible to provide an estimated date for the resolution of this conflict, neither it is possible to provide an estimation of the financial impact related to this legal proceeding, neither to indicate the possibility of reimbursement of funds on this account.

10)	By issuing the Settlements N ° 10 and 11 of August 9, 2013, the Internal Revenue Service questioned the useful life considered for purposes of calculating the tax depreciation of certain the Vineyard´s Property, plant and equipment (ponds) for Tax Years 2010 and 2011. This has resulted in an increase in the tax base of First Category.

Settlements have determined a gross tax payable amounting to $683,471,253, which, plus adjustments and legal interests (determined as of December 2013) comes to the amount of $1.165.577.001.

The Settlements were notified on August 9, 2013.

On September 2, 2013, the Company filed with the Internal Revenue Service an administrative resource called “Voluntary Administrative Replenishment “(VAR). This was rejected by the administrative authority through Resolution Ex. No. 31,301 dated November 18, 2013 (notified under the same date). If a negative response is received, the company has the option of filing a tax complaint before the 4th Tax and Customs Court (TCC) of Santiago (within 90 days).

On November 30, 2013, the company filed a Tax Claim against Settlements No. 10 and 11, before the 4th Tax and Customs Court of the Metropolitan Region.

On December 23, 2013, the Court received and recorded this Tax Claim and transferred the information in order to obtain a response from the Internal Revenue Service.

Our external advisors in this process believe that the Company’s position in the dispute raised is very strong, having a high probability of a favorable outcome. Because of the foregoing, the Company believes that a possible reimbursement for this concept is unlikely. In turn, given the complexity of the process of ” Tax Claim”, the Company indicates that it is not feasible to provide an estimated date for the resolution of this conflict, nor is it possible to give an estimate of the financial impact associated with this litigation process, nor is it possible to indicates the possibility of a refund for this matter.

11)	At December 31, 2013, there are no other litigation or likely litigation, legal or extrajudicial, taxation issues as encumbrances of any kind that have a reasonable likehood to impact the financial statements of Viña Concha y Toro S.A.
F-126

NOTE 35. SUBSEQUENT EVENTS

Between December 31, 2013 and the date of issuance of these financial statements there are no subsequent events or indications of any that may significantly impact these financial statements.

