Form 20-F
period 2014-12-31
CONCHA Y TORO WINERY INC
filed 2015-05-15
CIK 930543

As filed with the Securities and Exchange Commission on May 15, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

Patricio Garretón

(562) 2476-24765768

patricio.garreton@conchaytoro.cl

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

-iii-

CERTAIN DEFINED TERMS

Unless otherwise specified, all references to “U.S. dollars,” “dollars” or “US$” are to United States dollars and all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos. “UF” refers to the Unidad de Fomento, an accounting unit used in Chile. The exchange rate between the UF and the Chilean Peso is constantly adjusted to inflation so that the value of the Unidad de Fomento remains constant. Viña Concha y Toro S.A. (“Concha y Toro” or the “Company”), a corporation (sociedad anónima abierta) formed under the laws of the Republic of Chile (“Chile”), publishes its consolidated financial statements in Chilean pesos. The audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 2014, December 31, 2013 and 2012 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014 (the “Consolidated Financial Statements”) contained in Item 18. Unless otherwise specified, financial information regarding the Company is presented in constant Chilean pesos as of December 31, 2014 based on International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board. Amounts in tables appearing in this Annual Report may not total due to rounding. “The Exchange Act” refers to the U.S. Securities Exchange Act of 1934.

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

Selected Historical Financial Data

The selected consolidated financial data, under the captions “Consolidated Statement of Income Data,” for the years ended December 31 2014, 2013 and 2012, and “Consolidated Statements of Financial Position Data,” as of December 31, 2014 and 2013 has been derived from and should be read in conjuction with the Company´s Consolidated Financial Statements prepared in accordance with IFRS, which is included in Item 18 of this Annual Report. The selected consolidated financial data, under the captions “Consolidated Statements of Income Data,” for the years ended December 31 2011 and 2010, and “Consolidated Statements of Financial Position Data,” as of December 31, 2012, 2011and 2010 has been derived from the Company’s consolidated financial statements prepared in accordance with IFRS, which is not included in Item 18 of this Annual Report. This selected consolidated financial data also should be read in conjunction with the Consolidated Financial Statements including the notes thereto (the “Notes”), included in Item 18 herein and the statements in Item 5 — “Operating and Financial Review and Prospects”. All information is presented in Chilean pesos.

As of and for the Year Ended December 31,

	2014	2013	2012	2011	2010
	Ch$	Ch$	Ch$	Ch$	Ch$
(Expressed in millions of constant Ch$,
except financial ratios and Shares and per Share amounts)
Consolidated Income Statement Data
Income from ordinary activities	583,313	475,622	448,250	422,735	374,019
Operating income (1)	64,991	37,506	37,288	61,179	46,023
Non-operating income (expense), net (2)	(8,592)	4,865	3,480	2,344	5,619
Gain (loss) attributable to equity holders of the controller	37,398	33,174	30,022	50,482	41,919
Gain (loss) attributable to equity holders of the controller per Share	50.06	44.41	40.19	67.58	56.12
Gain (loss) attributable to equity holders of the controller per ADS(3)	1,001.3	888.2	803.8	1,351.6	1,122.3
Dividend declared per Share(34)	24.00	18.90	16.10	26.00	22.45
Weighted average number of Shares Outstanding(5)	747,005,982	747,005,982	747,005,982	747,005,982	747,005,982
Consolidated Statements of Financial Position Data
Total current assets	473,925	434,356	447,628	372,484	274,821
Total assets	918,011	849,863	856,113	774,130	585,559
Total current liabilities	212,646	196,709	225,080	167,858	133,563
Other non-current financial liabilities	216,322	185,270	169,586	177,715	49,959
Equity attributable to the owners of the controlling entity	442,981	429,215	423,877	398,504	370,675
Issued Capital	84,179	84,179	84,179	84,179	84,179
Selected Financial Ratios(6)
Operating margin	11.1%	7.9%	8.3%	14.5%	12.3%
Net Margin	6.4%	7.0%	6.7%	11.9%	11.2%
Financial debt to equity	62.7%	59.0%	64.3%	57.9%	21.8%
Debt to capitalization	38.5%	37.1%	39.2%	36.7%	17.9%

(1)	Includes Gross Profit, Distribution cost and Administrative expenses and Other Income by Function.
(2)	Includes Other expenses by function, Financial Income, Financial expense, Equity in income of associates and joint ventures accounted for using the equity metod net of tax, Foreign currency exchange gain and Income (expenses) by adjustment units.
(3)	Determined by multiplying per share amounts by 20 (1ADS = 20 Shares).
(4)	Dividends per share are espressed in historical pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year.
(5)	Calculated on the basis of the number of shares outstanding and fully paid together with the pro-rata portion of the number of share outstanding but not yet fully paid for each period.
(6)	These ratios, which are expressed as percentages , were calculated as follows: Operating margin = (Operating income)/(Income from ordinary activities); Net Margin = (Gain (loss) attributable to equity holders of the controller)/(Income from ordinary activities); Financial debt to equity = (Other current financial liabilities plus Other non-current financial liabilities)/(Equity attributable to the owners of the controlling entity); Debt to capitalization = (Other current financial liabilities plus Other non-current financial liabilities)/(Other current financial liabilities plus Other non-current financial liabilities plus Equity attributable to the owners of the controlling entity). Ratios presented have been rounded.
3

Unless otherwise indicated, U.S. dollar equivalent information, except export figures, for information in Chilean pesos, is based on the Observed Exchange Rate for December 31, 2014, which was Ch$606.75 per U.S. dollar. No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

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

The Central Bank of Chile also authorizes commercial banks and certain other entities to conduct foreign exchange transactions on a free market basis (the “Formal Exchange Market”). The daily average exchange rate (the “Observed Exchange Rate”) at which transactions are carried out in the Formal Exchange Market is published daily in Chilean newspapers. Prior to September 2, 1999, participants of the Formal Exchange Market were authorized to carry out their transactions within a specified range above or below the Reference Exchange Rate (the “Exchange Band”). As of September 2, 1999, the Central Bank of Chile eliminated the Exchange Band, allowing the exchange rate to fluctuate freely. The Central Bank of Chile has announced a policy to intervene in the Formal Exchange Market only in certain exceptional cases, which interventions will be publicly disclosed. The Observed Exchange Rate as of February 28, 2015 was Ch$618.76 per U.S. dollar.

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

Annual High, Low, Average and Year-End
Observed Exchange Rate

		Ch$ per US$
Year	High(1)	Low(1)	Average (2)	Period-end
2008	676.75	431.22	521.79	636.45
2009	643.87	491.09	559.67	507.1
2010	549.17	468.01	509.98	468.01
2011	533.74	455.91	483.57	519.2
2012	519.69	469.65	486.59	479.96
2013	533.95	466.50	495.18	524.61
2014	621.41	527.53	570.34	606.75
September, 2014	601.66	585.29	593.88	599.22
October, 2014	598.64	576.50	588.95	576.50
November, 2014	605.46	580.62	593.91	605.46
December, 2014	621.41	606.75	612.98	606.75
January, 2015	632.03	612.47	622.11	632.03
February, 2015	632.19	616.86	622.95	618.76

(1)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.
(2)	The average of the daily rates during the period.
Source: Central Bank of Chile.

Risk Factors

Risks Relating to the Company

Agricultural Risks. Wine-making and grape-growing are subject to a variety of agricultural risks. Diseases, pests, drought, frosts and certain other weather conditions can materially and adversely affect the quality, quantity and cost of grapes available to the Company from its own vineyards and from third party suppliers, thereby materially and adversely affecting the supply of the Company’s products and its profitability.

The 2012-2013 season was characterized by normal climatic conditions, absence of rain and a long harvest period. The harvest in 2013 was the most fruitful in Chilean history with 1,281 million liters, a 2.1% increase from 2012. The 2013-2014 season in general was characterized by normal weather conditions except for a frost that took place during September of 2013 in the coastal valleys. The frost impacted early grapes, mainly the white ones, affecting the volume of the 2014 harvest. Regarding volumes, the harvest was down by 22% in comparison with 2013. Future frost or drought conditions in Chile could severely affect the quantity or quality of the production of wine by the Company. See Item 4  — “Information on the Company — Chilean Wine Industry Overview.”

Phylloxera, a pest which attacks the roots of grapevines, has widely infested vineyards outside of Chile but to date has never been found in Chilean vineyards. The Company, like most Chilean wine grape growers, still uses the French root varieties which are susceptible to phylloxera. While the Company carefully screens new root stock for signs of infestation and adheres to the regulations imposed by the Servicio Agrícola y Ganadero (the “Chilean Agriculture Service”) requiring that all vegetation introduced into Chile be isolated and under observation for a period of two years, there can be no assurance that the Company’s vineyards and other Chilean vineyards will continue to be phylloxera-free. Infestation could have a material adverse effect on the Company while vineyards are being replanted and as they come into full production. See Item 4 — “Information on the Company — Chilean Wine Industry Overview — Phylloxera.”

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

Increases in Chilean taxes on wine could also adversely affect the Company’s wine sales in Chile. During the first quarter of 2014, the government sent a tax reform project to be discussed in congress. The Tax Reform was published in September 29th, 2014 and increased the excise tax on wine sales from 15% to 20.5%, a 5.5% increase. This increase took effect on October 1st, 2014, affecting wine sales for the fourth quarter of 2014.

Risk Associated with Change in Tax Law and Interpretation. The Company and its subsidiaries are subject to tax laws and regulations in Chile, the United States, Argentina and numerous jurisdictions in which they operate. These laws and regulations are inherently complex and the Company and its subsidiaries are (and have been) obligated to make judgments and interpretations about the application of these laws and regulations to the Company and its subsidiaries and their operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material.

Government Regulation. The production and sale of wine is subject to extensive regulation within and outside of Chile. Those regulations control matters such as licensing requirements, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers. For example, the U.S. Bureau of Alcohol, Tobacco, Firearms and Explosives requires that any statements made by a wine producer promoting the potential health benefits of wine must be balanced and must include appropriate statements regarding the established harmful effects of alcohol use. In recent years, U.S. federal and state regulators have required warning labels and signage. Currently the Chilean Congress is discussing a new law that will regulate labeling of alcoholic beverages in Chile. There can be no assurance that new or revised regulations or increased licensing fees and related requirements will not have a material adverse effect on the Company’s business and its results of operations. See Item 4 — “Information on the Company — Government Regulation.” Future expansion of the Company’s existing facilities and development of new vineyards and wineries may be limited by present and future zoning ordinances and other legal requirements. Availability of water and requirements for handling waste water can limit the Company’s growth. While the Company believes that it will continue to be in compliance with all applicable environmental regulations, there can be no assurance that future legislative or regulatory developments will not impose restrictions which would have a material adverse effect on the Company. See Item 4  — “Information on the Company — Government Regulation.”

Dependence on Distributors. The Company relies on distributors to sell its products in export markets. As of December 31st, 2014, 33.7% of the Company’s sales were driven by third party distributors.

In 2014 and 2013 the largest distributor was Mitsubishi Corporation (“Mitsubishi”) which serves the Japanese market. Sales to Mitsubishi represented 3.9% of the Company’s total export revenues in 2014 and 3.9% in 2013; and 2.6% and 2.5% of total revenues in 2014 and 2013, respectively. Sales to the Company’s five largest distributors, excluding Banfi, represented 11.3% and 11.6% of total export revenues in 2014 and 2013, respectively. The Company has written agreements with most of its distributors—usually one– to two–year terms, automatically renewable. In addition, the Company’s strategy to expand sales in major export markets is to a large extent dependent on the performance of its distributors. See Item 4  — “Information on the Company — Business Overview — Company Sales — Export Markets — Distribution in Export Markets.”

Distributors and retailers of the Company’s products often offer wines which compete directly with the Company’s products for shelf space and consumers. Accordingly, there is a risk that these distributors or retailers may give higher priority to products of the Company’s competitors. In this context, the Company has appointed certain partners exclusive distributors of the products in the corresponding territories. Additionally, the Company, in certain circumstances (as permited by local competition law), has negotiate contractual obligations, prohibiting the relevant distributor to sell other Chilean or Argentinian products in the territory. There can be no assurance that the Company’s distributors and retailers will continue to purchase the Company’s products or provide the Company’s products with adequate levels of promotional support. See Item 4  — “Information on the Company — Business Overview — Company Sales — Export Markets — Distribution in Export Markets.”

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

The Company has a license from Tetra Pak de Chile Comercial Ltda. (“Tetra Pak Chile”) to package wine in Tetra Brik packages and purchases these unassembled pre-printed packages from Tetra Pak Chile. Wine sold in Tetra Brik packages accounted for approximately 59.3% and 41.0% of the Company’s domestic sales by volume and value, respectively in 2014; and 59.8% and 42.5%, respectively in 2013. Although the Company believes that alternate suppliers are available, an interruption in the supply of Tetra Brik packages to the Company for any reason could result in a short-term materially adverse effect on the Company’s operations. See Item 4  — “Information on the Company — Business Overview — Bottling.”

The Company currently relies on approximately 900 outside vineyards for grape supplies and approximately 32 producers for bulk wine. In 2014, approximately 53.2%, of the grapes used in the production of the Company’s premium, varietal and, bi-varietal wines were purchased by the Company from independent growers in Chile. Additionally, in 2014, the Company purchased grapes and bulk wine required to produce approximately 75.6% of the popular wines sold by the Company. Most of the Company’s agreements with growers only cover one to two year’s production and are renewed from year to year. In 2014, the Company had long-term contracts with up to approximately 22.5% of its growers.

Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations.

Competition. The wine industry in Chile and in the Company’s export markets are intensely competitive. In Chile and in approximately 144 another countries, the Company’s wines compete with wines and other beverages from Chile and other countries. Chilean wines, in general, compete with wines produced in the United States, Europe, Australia, South Africa, South America and New Zealand. In addition, the Company’s wines compete with other beverages including soft drinks, liquors, beer and, in Chile, pisco (a Chilean grape spirit). Many of the Company’s competitors in Chile and abroad have significantly greater financial resources than the Company.

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

Dependence on Consumer Spending. The success of the Company’s business depends on a number of factors which may affect the level of consumer spending and consumer spending patterns in Chile and in the Company’s export markets, including the general state of the economy, tax rates, the deductibility of business entertainment expenses under applicable tax laws and consumer preferences, confidence and income. As widely reported, the worldwide and Chilean economies have experienced adverse conditions in the past and may be subject to further deterioration for the foreseeable future, due to the slow pace of the economic recovery worldwide. The Company is subject to risks associated with these adverse conditions. These conditions include economic slowdown and its impact on consumer spending in Chile and in the Company’s export markets which in turn can affect the quantity and price of wines that customers are willing to purchase. Such changes may result in reduced demand and lower prices for the Company’s products, limitations on the Company’s ability to pass through increased taxes and higher product costs to price-sensitive consumers, increased levels of selling and promotional expenses and decreased sales of the Company’s higher-priced premium and varietal wines. Consequently, changes in consumer spending could have a materially adverse effect on the Company. See Item 5  — “Operating and Financial Review and Prospects.”

Acquisitions and Dispositions. The Company occassionally engages in acquisitions of businesses and additional brands. We cannot assure that we will be able to find and purchase businesses at acceptable prices and terms. The Company also faces risks involved in integrating acquired businesses and personnel into the Company’s existing systems and operations, and to bring them into conformity with our trade practice standards, financial control environment and reporting requirements. Integration involves significant expense and management time and attention, and may otherwise disrupt the Company’s business. Brand or business acquisitions also may expose the Company to unknown liabilities, the possible loss of key customers and/or employees knowledgeable about the acquired business, and risks associated with doing business in countries or regions outside Chile and their respective political climates, and legal systems and/or economies, among other risks. Acquisitions could cause the Company to incur additional debt and related interest expenses, issue additional shares, and become exposed to contingent liabilities, as well as to experience dilution in earnings per share and reduction in return on average invested capital. The Company may incur future restructuring charges or recognize impairment losses on the value of goodwill and/or other intangible assets resulting from previous acquisitions, and may not achieve expected synergies, cost savings or other targets, all of which may negatively affect financial results.

From time to time, the Company evaluates potential dispositions that may no longer meet our growth, return and/or strategic objectives; such dispositions may impact the Company’s financial results, and we cannot predict the terms or conditions of such dispositions, nor expect to find acceptable buyers in a timely manner. Expected cost savings from reduced overhead relating to the sold assets may not materialize, and the overhead reductions could temporarily disrupt the Company’s other business operations. Any of these outcomes could impact the Company’s financial results.

Difficulty of Enforcing Judgments Under U.S. Federal Securities Laws.

The ability of a purchaser of American Depositary Shares (“ADS”) of the Company to enforce judgments under the U.S. federal securities laws against the Company or its directors and executive officers may be limited by several factors.

The Company is a sociedad anónima abierta (an “open stock corporation”) organized under the laws of Chile. All of the Company’s directors and officers and many of its advisors reside outside of the United States (principally in Chile). A significant portion of the assets of the Company and of these persons are located outside of the United States. However, since 2011 the Company has owned 100% of VCT USA Inc., which owns all assets of Fetzer Vineyards (an important vineyard in the U.S. market.). Since 2013 it has also owned 50% of the property of Excelsior Wine Company (a U.S. wine distributor). As a result, investors can effect service of process within the United States on the Company or its officers, directors or advisors, or enforce judgments obtained in U.S. courts that are based on U.S. federal securities law against the Company or its officers, directors, or advisors in U.S. courts.

The Company has been advised by its Chilean counsel, Baker & McKenzie Ltda., that no treaty exists between the United States and Chile for the reciprocal enforcement of foreign judgments issued by ordinary courts (except for awards issued by foreign arbitral courts, where the UN New York Convention may apply). Chilean courts, however, have enforced judgments rendered by U.S. courts without reviewing the merits of the subject matter in the case, provided that the Chilean court enforcing the judgment determines that the US. Court rendering the judgment has respected certain basic principles of due process and public policy. Those principles are basically that (a) the judgment does not contain anything contrary to the laws of Chile, notwithstanding differences in procedural rules, (b) the judgmentis not in conflict with Chilean jurisdiction, (c) the defeated party has been duly served of the claim regarding which the judgment was issued, and (d) the judgment is final under the laws of the relevant foreign jurisdiction rendering such judgment. Nevertheless, the Company has been advised by Baker & McKenzie Ltda. that a judgment rendered by a U.S. court will be considered to conflict with Chilean jurisdiction if it in any way affects properties located in Chile, which are as a matter of Chilean law subject to the laws of Chile and to the jurisdiction of Chilean courts. Because judgments entered by U.S. courts with respect to Chilean securities may be considered by Chilean courts as a judgment affecting properties located in Chile, there is a risk that such judgments may be unenforceable in Chile even if based on the civil liability provisions of U.S. securities laws, notwithstanding the ability of the judgment holder to enforce the U.S. judgment against assets in the U.S.

If a claim is initiated in Chile, Chilean law provides that all legal actions brought by shareholders of an open stock corporation, in their capacity as such, or legal action among shareholders and the company, must be submitted to arbitration in Chile, with the exception of shareholders who individually hold, directly or indirectly, shares or securities with a book or market value equal to or lower than the equivalent to 5,000 Unidades de Fomento. Those shareholders may choose to submit their claims with the competent ordinary courts in Chile. In the case of an arbitration proceeding, the Company’s by-laws (the “By-Laws”) state that the arbitrator will be appointed by mutual consent of both parties. If the parties cannot select an arbitrator acceptable to both, an arbitrator will be appointed by the ordinary courts of Chile who must have to have served during the last 3 years as an assistant member of the Chilean Supreme Court. The By-Laws also provide that the arbitrator must act as an arbitrator ex aequo et bono, who under Chilean law would not be required to apply any particular body of law or procedures (except as a matter of public policy) and who would be authorized to decide the matter in accordance with his or her view of what is just and equitable. However, holders of an ADS who decides to file claim in Chile must take into account that, whether they seek relief in ordinary courts or in an arbitration tribunal, their claims must be based on a violation of Chilean laws, even the a Chilean judge or arbitrator may take into account potential violations the U.S. federal securities law as additional background information.

Seasonality. The wine industry in general and the Company in particular, have historically experienced and expect to continue to experience, seasonal fluctuations in revenues and net income. In the past, the Company has had lower sales and net income during the first quarter and higher sales and net income during the third and fourth quarters. The Company expects this trend to continue. Sales can fluctuate significantly between quarters, depending on the timing of certain holidays and promotional periods and on the rate at which distributor inventories are depleted through sales to wine retailers. Sales volume tends to decrease if distributors begin a quarter with larger inventory levels, which is typically the case in the first quarter of each year. See Item 4  — “Information on the Company — Business Overview — Seasonality.”

Risks Related to the ADS and Shares of Common Stock

Passive Foreign Investment Company Status of the Company. Based on the market price of the ADS and shares of Common Stock and the value and composition of the Company’s assets, the Company does not believe it was a “passive foreign investment company” for U.S. federal income tax purposes (a “PFIC”) its most recent taxable year. However, the application of the PFIC rules is subject to uncertainty in several respects, and there is no assurance that the Company will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether the Company was a PFIC for that year. Because the value of the Company’s assets for purposes of the PFIC test will generally be determined by reference to the market price of the the ADS and shares of Common Stock, fluctuations in the market price of the Common Stock and ADS may cause the Company to become a PFIC. In addition, changes in the composition of the Company’s income or assets may cause the Company to become a PFIC. If the Company is a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States”) holds the ADS or shares of Common Stock, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on the ADS or shares of Common Stock or on any gain recognized from a sale or other disposition of the ADS or shares of Common Stock. See Item 10, “Additional Information—Taxation—United States—Passive Foreign Investment Company.”

Risks Relating to Chile

Dependence on the Chilean Economy. As of December 2014, 67% of the Company’s total assets were located in Chile. In 2014 and 2013, sales of wine and other Company products in the Chilean market accounted for approximately 18.7% and 20.5%, respectively, of the Company’s total revenues. Historically, domestic wine sales have showed a high degree of correlation with the economic situation prevailing in a country. Accordingly, the Company’s financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile. The main Chilean indicators for 2014 and 2013 were:

•	Real GDP increased 1.9% in 2014 and increased 4.2% in 2013.
•	Private consumption grew 2.2% in 2014 and 5.9% in 2013.
•	The unemployment rate was 6.0% and 5.7% in December 2014 and 2013, respectively. As of February 2015, the unemployment rate was 6.1%, compared to 6.1% in February 2014.
•	As a percentage of GDP, investment in fixed assets was 24.0% in 2014 and 26.1% in 2013.

Source: Central Bank of Chile.

The Company’s financial condition and results of operations could also be adversely affected by changes over which the Company has no control, including:

•	the economic or other policies of the Chilean government, which substantially influences many aspects of the private sector;
•	other political or economic developments in or affecting Chile; and
•	regulatory changes or administrative practices of Chilean authorities.

The Company’s financial condition and results of operations also depend to some extent on the level of economic activity in both Latin American and other countries. Although economic conditions are different in each country, investors’ reactions to developments in one country may affect the securities of issuers in other countries, including Chile.

Volatile and Illiquid Nature of the Market for the Common Stock in Chile. The Common Stock of the Company is traded on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile and the Bolsa de Corredores de Valparaíso — Bolsa de Valores (collectively, the “Chilean Exchanges”). The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange and which accounted for approximately 92.2% of Chile’s equity trading volume in 2014, had a market capitalization of approximately Ch$ 141,545 billion (approximately US$233.0 billion) as of December 31, 2014 and an average monthly trading of Ch$ 1,642 billion (approximately US$2,704 million). The ten largest companies in terms of market capitalization represented approximately 45.1% of the aggregate market capitalization of the Santiago Stock Exchange as of December 31, 2014. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. The ten most widely-traded stocks in terms of trading volume accounted for approximately 39.4% of all trading volume on the Santiago Stock Exchange in 2014. During 2014, around 54.7% of the securities listed on the Santiago Stock Exchange traded an average of 85% or more of the trading days.

In addition, the Chilean securities markets may be affected by developments in other emerging markets, particularly other countries in Latin America.

Currency Fluctuations. The Chilean peso has been subject to large fluctuations in value in the past, most recently during the past five year period and may be subject to significant fluctuations in the future. See Item 3  — “Key Information — Exchange Rates.” Fluctuations in the exchange rate between the Chilean peso and other currencies affect the performance of the Company’s ADS and the Company’s financial condition and results of operation in a variety of ways.

Because the ADS are denominated in U.S. dollars, a decrease in the value of the Chilean peso relative to the U.S. dollar may adversely affect the value of the Company and its Common Stock underlying the ADS. Whether a depreciation of the Chilean peso would adversely affect the value of the Company and its assets depends on a variety of factors, including the ability of the Company and investors to access the foreign exchange markets in Chile, the timing, volume and execution of the Company’s convertions of foreign currency into Chilean pesos, the value of revenues denominated in foreign currency relative to Chilean pesos, the relative balances of Chilean pesos and foreign currency owned by the Company at any time and market perceptions of the severity of the impact of such events on the Company. If these and other factors, that may influence the value of the Company and its assets in either direction, have an aggregate negative effect on the value of the Company and its assets, a depreciation of the value of the Chilean peso would result in a decrease of the valuation of the assets underlying the ADS in terms of U.S. dollars, thereby resulting in a decrease in the value of the ADS.

Because the Company’s export sales are primarily denominated in foreign currencies, changes in these foreign currencies to the Chilean peso may adversely affect the financial condition and results of operations of the Company. As of December 31st, 2014, over 80% of the Company’s revenues are related to foreign sales that are denominated in U.S. dollars, Euros, Sterling Pounds, Canadian dollars, Argentine pesos, Brazilian reais, Swedish and Norwegian crowns and Mexican pesos. Changes in these foreign currencies relative to the Chilean peso may result in operating losses for the Company and its subsidiaries. In order to mitigate the short-term effect of changes in currency exchange rates, the Company enters into, from time to time, hedging contracts. See Item 5  — “Operating and Financial Review and Prospects”. Since 2011, the short-term effect of the exchange rate of the Chilean peso against the U.S. dollar have been mitigated because of the Company’s acquisition of Fetzer Vineyards in April 2011, which resulted in the Company holding substantial assets and receiving a significant income stream in U.S. dollars.

The Company holds assets in different currencies through its subsidiaries, whose assets are subject to currency fluctuation. The Company has used financial instruments to minimize this effect.

Because the Company purchases some of its supplies at prices set at U.S. dollars and sells the products in other currencies, the Company is exposed to foreign exchange risks that may adversely affect its financial condition and results of operations. Most notably, the Company purchases bottles, corks, barrels and Tetra Brik packages at prices set in U.S. dollars or Euros. To the extent that the Company sells products with these components for pesos or other currencies (apart from U.S. dollars or Euros), changes in the exchange rate of the U.S. dollar and the Euro relative to these other currencies may result in losses and may adversely affect the Company’s financial and operating results. See Item 5  — “Operating and Financial Review and Prospects.”

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

Restrictions on Foreign Investment and Repatriation. The Law of the Central Bank of Chile authorizes the Central Bank of Chile to regulate foreign exchange transactions, including those relating to ADS facilities. At the time the ADS facility was issued, the Central Bank had issued certain regulations (the “Former Regulations”) obligating Chilean issuers   to obtain authorization from and execute an agreement with the Central Bank of Chile in order to proceed with an ADS facility.

Due to the Former Regulations, the ADS facility is subject to a contract between the Depositary, the Company and the Central Bank of Chile (the “Foreign Investment Contract”) that grants the Depositary and the holders of the ADS access to Chile’s Formal Exchange Market and permits the Depositary to remit dividends received from the Company to holders of ADS without restriction. See Item 10  — “Additional Information — Exchange Controls” for a more detailed description of the new regulations and the Foreign Investment Contract.

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

The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of Ch$ 6.2 millionapproximately (US$10,000)); (ii) certain transactions requiring exchanged foreign currency to be remitted abroad must be conducted through the Formal Exchange Market, though no reporting obligation exists for these transactions (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency that are not subject to any restrictions on the means of the exchange, but must be reported to the Central Bank of Chile (e.g., payments regarding import and export transactions, etc.).

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
12

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

In addition to the above, the Superintendency of Securities or “S.V.S.” has promoted several regulatory changes related to corporate good governance practices. The main modifications related to this matter are reflected in General Ruling Number 341, dated November 29, 2012, which provides certain rules for the annual public disclosure of information regarding corporate governance policies, standards and practices adopted by Boards of Directors, relating to matters such as conflicts of interest, hiring of external experts or consultants, time devoted by each director exclusively to the matters of a company, information to be provided to shareholders and investors, internal control and risk management policies, compensation to main executives, etc. A new and updated set of rules improving the requirements provided under General Ruling Number 341 is currently being reviewed and analyzed by the S.V.S. and is expected to come into force during 2015.

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

Inflation. Although inflation in Chile has moderated in recent years, Chile has historically experienced high levels of inflation. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on the Company’s financial condition and results of operations. The annual rates of inflation for 2014, 2013 and 2012 were 4.6%, 3.0% and 1.5%, respectively.

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

The Company is the largest Chilean producer and exporter of wines in terms of both volume and value, with total sales in 2014 of 299 million liters and Ch$583,313 million.

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

The Company owns and operates vineyards that grow grapes for use in the Company’s wine-making operations, vinification plants (which convert grapes into wine), bottling plants and its wine distribution network. Within Chile, the Company owns and operates vineyards located in Chile’s nine principal wine growing regions. In addition to its properties in Chile, the Company owns a winery and vineyards in Mendoza, Argentina, and since April 2011, it owns a winery and vineyards in California, U.S.

In domestic and export markets, the Company’s bottled wines are sold in the premium, varietal, bi-varietal and sparkling wine segments. In the domestic and export markets, the Company sells popular wines, packaged primarily in 1, 1.5 and 2.0 liter Tetra Brik packages. A small quantity of wine, 0.7% of total revenues of 2014 was sold in bulk form in domestic and export markets.

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

The Company’s first initiative toward the development of more complex wines was the launching of Casillero del Diablo in 1966. Casillero del Diablo was made from selected grapes and aged two years longer than the standard Cabernet Sauvignon then being produced. Today, Casillero del Diablo is the largest seller among the Company’s premium wines. In the past eight years, the Company has focused its marketing efforts on the Casillero del Diablo brand. Through a global marketing campaign launched in August 2001 and with a new packaging originally unveiled in 2002, the Company’s target is to transform Casillero del Diablo into a global brand. In 2014, sales of Casillero del Diablo totaled 4.4 million cases.

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

The Company conducts its operations directly and through subsidiaries. The Company’s distribution business in Chile is conducted through its wholly-owned subsidiary Comercial Peumo Ltda. (“Comercial Peumo”). In December 2000, the Company formed a fully-owned sales and distribution subsidiary in the United Kingdom, Concha y Toro UK Limited (“Concha y Toro UK”). This subsidiary commenced operations in March 2001. In 2008, Concha y Toro established distribution subsidiaries in Brazil, Sweden, Finland and Norway in order to strengthen its sales in those countries. In March 2010, Concha y Toro established a distribution subsidiary in the asian market, choosing Singapore as its base, in April 2011, the Company completed the acquisition of Fetzer Vineyards in the United States. In July 2011, the Company entered into a joint venture with Banfi  (former distributor in the U.S. market for Concha y Toro’s Chilean and Argentinean wines) to import and distribute Concha y Toro, Trivento and certain brands belonging to Fetzer into the U.S. market.

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

In November 2000, the Company purchased 49.6% of Industria Corchera S.A. (“Industria” or “Industria Corchera”), a cork manufacturer. In connection with the acquisition, the Company and Amorim & Irmaos S.G.P.S. S.A. (“Amorim”), a Portuguese company that produces and distributes cork worldwide, entered into a shareholders’ agreement providing for the transfer of shares and the administration of Industria Corchera. In 2008, the Company increased its ownership to 49.96%. An English translation of the shareholders’ agreement between the Company and Amorim was previously filed and is listed as Exhibit 4.2  to this Annual Report. See Item 19  — “Exhibits.” The Company and Amorim jointly own 99.93% of the capital stock of Industria Corchera. During 2014 the Company acquired through Industria Corchera S.A. a participation of 44.9667% over the Chilean associated Company and cork manufacturer Corchera Gómez Barris S.A.

In addition to producing and bottling wine under its own labels, the Company has a license from Viñedos Emiliana to use Viñedos Emiliana’s brand name in Chile. The Company bottles and sells in Chile for its own account a portion of its varietal wine production under Viñedos Emiliana’s labels, paying royalties in exchange for such rights. In addition, under a contract with Viñedos Emiliana, the Company bottles, wine produced by Viñedos Emiliana for a fee, which is sold by Viñedos Emiliana for its own account under Viñedos Emiliana’s labels in export markets. The Company and Viñedos Emiliana have a number of directors in common, as well as a significant percentage of common share ownership. See Item 7  — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

On April 15, 2011, the Company completed the acquisition of Fetzer Vineyards and related assets that Brown-Forman Corporation owned in California. This acquisition contemplated a portfolio of brands with positioning in the American market, including: Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary and the license of the brand Little Black Dress wines. During 2014 Fetzer incorporated a wholly owned subsidiary called Eagle Peak Estates, LLC for the commercialization of particular products in the US market.

On July 13, 2011, Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. entered into an agreement with Banfi Vintners, former distributor of Concha y Toro’s product in United States, to create a new company between them, named Excelsior Wine Company, LLC. to be registered in Delaware. Excelsior Wine Company, LLC. is managed by Banfi and VCT USA, Inc. Excelsior Wine Company, LLC. distributes the Chilean wines of Concha y Toro and the Argentine wines of Trivento in the United States. It also distributes the brands “Little Black Dress” and “Five Rivers” that belong to our subsidiary in California, Fetzer Vineyards. A copy of the Limited Liability Agreement of Excelsior Wine Company, LLC was previously filed and is listed as Exhibit 4.4  in this Annual Report (See Item 19  – “Exhibits”).

The rest of the brands related to Fetzer Vineyards of Concha y Toro, which include the brands “Fetzer”, “Bonterra”, “Jekel”, “Sanctuary” and “Bel Arbor” among others, have their distributionhandled directly by Fetzer Vineyards through the creation of an internal unit of Sales and Marketing.

The Share Capital of Excelsior Wine Company, LLC is US$ 1,000,000. VCT USA, Inc. contributed US$ 500,000 at the date of Incorporation. VCT USA, Inc. has 50 Shares, which correspond to 50% of the Share Capital of Excelsior Wine Company, LLC. Viña Concha y Toro S.A. is the indirect owner of 50% of Excelsior Wine Company, LLC as it is the sole owner of VCT USA, Inc.

At the end of 2011, Concha y Toro entered into a joint venture with Digrans SA (the former distributor of Concha y Toro’s products for the Mexican market) to create VCT & DG Mexico. VCT & DG Mexico started operations in the first half of 2012 and it carries outthe distribution of Concha y Toro’s wines in Mexico. This joint venture is 51% owned by Concha y Toro and 49% owned by Digrans.

The Company continued its integration strategy in 2012 by establishing two new subsidiaries: one based in Canada and another based in South Africa to serve Africa and Middle East markets.

During 2013 the company continued developing its global strategy incorporating subsidiaries in China, Gan Lun Wine Trading (Shanghai) Co Ltda. and France, Cono Sur France S.A.R.L. Cono Sur France S.A.R.L. primarily focuses on the products of Viña Cono Sur S.A. The company also entered the Brazilian retail wine market by purchasing 35% of Brazilian wine retail stores Ville du Vine (Alpha Cave Comércio de Vinhos S/A) through an investment vehicle especially incorporated for such purpose called VCT Wine Retail Participacoes Ltda. Finally, in 2013, one of the Company’s the subsidiary Viña Cono Sur S.A. formed a new entity especially designated to produce and sale the organics wines of Viña Cono Sur S.A.

During 2014, the Company through its Singaporean subsidiary VCT Group of Wineries Asia Pte. Ltd., entered into a joint venture with their its Japanese partners Mercian Corporation and Mitsubishi Corporation. In connection with this joing venture,a new legal entity called VCT Japan Company Ltd. was incorporated in Japan with an indirect participation of 41% by the Company and the right to appoint two directors out of five. This new entity manages the importation and distribution of some of the Company’s products that weren’t being distributed by the currnt distributor in the Japanese market. The same year, the Company entered into a joint venture in Canada with Charlton Hobbs incorporating Escalade Wines & Spirits Inc,. The Company indirectly owns 50% of the equity  of the new entity and appoints 3 out of 6 directors of the Company. Escalade Wines & Spirits Inc. acts as an exclusive distributor and or agent in accordance to the nature of the business in the Canadian Provinces (in certain provinces the distribution is performed directly by “Escalade” and in others by the Governmental Liquor Authorities).

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

Following this strategy, the Company has invested around Ch$407 billion (not including capitalized interest) over the last ten years in land, vineyards, infrastructure and other wine business, in order to increase its own production. This figure includes Ch$112 billion related to Fetzer acquisition in 2011. The Company has also been constantly developing new products, investigating new grape varieties and incorporing new grape-producing valleys.

In the commercial area, the Company has strengthened its global distribution network by its own distribution offices in key markets.

At the same time, in the Company has applied to Argentina the same business model it used in Chile. Viña Trivento seeks sustained growth for its exports, taking advantage of the penetration of Argentine wines in the principal markets.

In 2014, the Company made approximately Ch$27,956 million (approximately US$46.0 million) of capital investments, including the acquisition of hectares to be planted of these vineyards, increasing vinification and cellar capacity and buying new agriculture machinery. The estimated capital expenditure budget for 2015 is approximately USD$50 million, which is intendedto support expected future growth in sales through planting of new vineyards and expanding production capacity. Investments mainly comprise acquiring and planting new vineyards, building storage and vinification facilities, expanding the bottling plant and acquiring French and American oak barrels. These capital investments are intended to increase the production of all wines with an emphasis on premium and varietal wines; however, this 2015 estimated capital expenditure budget is preliminary and still needs to be approved by the board of directors. The Company expects to continue planting wine vines and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile and the United States. The Company believes that a key factor in its past success and in any future success is its ability to maintain competitive prices while improving the quality of its wines. In order to increase its market share in the domestic market, the Company has maintained price competitiveness with beer and wine from other producers; introduced new wines targeted at different consumer segments and increased marketing and advertising support for its products. In export markets, the Company believes that it can continue to consistently offer high-quality wines at competitive prices in the premium, varietal and bi-varietal segments and that those wines can successfully compete with the other European, Australian, South African and U.S. wineries. See Item 4  — “Information on the Company — Business Overview — Domestic Marketing Strategies” and ” — Export Marketing Strategy.”

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

The climate of Chile’s Central Zone is defined as temperate Mediterranean with an extended dry season. Rainfall mainly occurs during wintertime, with annual averages of 300 mm to 700 mm. Rainfall is strongly influenced by the El Niño and La Niña phenomena. If El Niño brings rainier and warmer conditions, La Niña brings dry and colder weather. Springs are usually mild, albeit not completely frost-free; when frosts do occur, they strongly affect the production of grapes. The dry season spans from summertime to the early days of fall, a pattern which favors the ripening of both red and white grapes.

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

Cachapoal Valley. Part of the greater Rapel Valley, Cachapoal is located 100 to 180 kilometers south of Santiago and covers the 80–kilometer long stretch (62 to 112 miles south of Santiago) between the cities of Rancagua and San Fernando. Its benign weather, normally lacking in frosts and bringing warm summers, suits varietals that call for a delayed harvest, such as Carmenere. Irrigated by the Rapel and Cachapoal rivers, its soils have an alluvial origin and are deep and rich. Most of this valley’s production is geared toward red wines.

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

Luján de Cuyo Region. Luján de Cuyo is located in the upper part of the Mendoza River, 22 kilometers (13.7 miles) to the south of Mendoza city. The altitude in this area ranges from 650 to 1,060 meters (from 2,132 to 3,478 feet) above sea level. Together with Maipú, it constitutes a traditional grape-growing region known as “First Zone”. This First Zone is excellent for growing red varietals, Malbec in particular. Its soil is alluvial and sandy, somewhat organically poor but with very good drainage characteristics. Day and nighttime temperatures vary by approximately 14ºC, which favors the production of red wines.

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

As of December 2014, the Company had approximately 11.848 arable hectares (approximately 29.265 acres) on 51 owned and 9 leased vineyards in the Limarí, Aconcagua, Casablanca, San Antonio, Maipo, Cachapoal, Colchagua, Curicó and Maule Valleys of the Central Zone in Chile, on 8 vineyards in the Maipú, Tupungato, Rivadavia, San Carlos, Luján de Cuyo and San Martín regions, all located in Mendoza, Argentina, and on 16 vineyards in Mendocino and San Luis Obispo in California. As of December 2014, more than 90.6% of the arable land owned or leased by the Company was planted with wine-producing grapes in various stages of maturity. Approximately 70% of the Company’s planted hectares in Chile are planted primarily with five types of noble grapes: Cabernet Sauvignon, Merlot, Carmenere, Chardonnay and Sauvignon Blanc. In recent years, the Company has increased the planting of these five varieties of grapes in response to increasing consumer demand in the United States, Europe and Asia for premium and varietal wines. In Argentina, 46% of the Company’s vineyards are planted with the Malbec variety, in line with the demand for Argentine wines in the export markets, especially in the U.S. market. Approximately 69.2% of the Company’s planted hectares in United States are planted primarily with three types of noble grapes: Cabernet Sauvignon, Merlot and Chardonnay. The Company believes that with the plantings of these noble grape varieties in Chile, Argentina and United States, it should be able to respond to the shift in consumer demand for premium and varietal wines made from these varieties of grapes. There can be no assurance, however, that consumer demand for these wines will increase in absolute terms or that consumption of wines produced by the Company from these varieties of grapes, as opposed to those produced by its competitors, will increase. In addition, there can be no assurance that competitors of the Company, either singly or in the aggregate, will not be in a better position to take advantage of changing consumer demand patterns for premium and varietal wines, by reason of planted acreage or otherwise.

The Company’s remaining land under cultivation is planted mainly with Syrah, Pinot Noir, Malbec, Viognier, Pinot Blanc, Pinot Gris, Chenin Blanc, Riesling, Gewurztraminer and Sangiovese grapes.

The Company expects that the vines planted in 2011 would be in full production in 2015.

The table below shows the Company’s currently-producing and newly-planted vineyards by valley as of December 2014.

	Currently	Plantings	Total Vineyards
	Producing	2011-2014	Planted	Fallow	Orchards (1)	Total Arable
Vineyards	(in hectares)
Chile
Limarí Valley	740	256	996	257	—	1,253
Casablanca Valley(2)	363	50	413	11	—	424
Aconcagua Valley	—	100	100	—	—	100
Leyda Valley	130	—	130	—	—	130
Maipo Valley(3)	786	95	881	10	—	891
Cachapoal Valley - Rapel Valley	1,052	379	1,431	163	—	1,594
Colchagua Valley - Rapel Valley (4)	1,684	428	2,112	93	—	2,205
Curicó Valley	585	110	695	8	—	703
Maule Valley	1,971	396	2,367	498	—	2,865

Total Chile:	7,311	1,814	9,125	1,040	—	10,165

Argentina
Mendoza Valley	1,057	86	1,143	67	—	1,210

Total Argentina:	1,057	86	1,143	67	—	1,210

United States
Fetzer(5)	433	36	469	1	3	473
Total United States:	433	36	469	1	3	473

Total General	8,801	1,936	10,737	1,108	3	11,848

(1)	These hectares include 3 hectares of fruit tree planted in United States. This land can be returned to grape production.
(2)	The Company has leased three vineyards in Casablanca Valley totaling 279.45 arable hectares.
(3)	The Company has leased four vineyards with 159.38 arable hectares.
(4)	The Company has leased two vineyards in Colchagua Valley totaling 104.39 arable hectares.
(5)	The Company has leased one vineyard in San Luis Obispo totaling 75.3 arable hectares.
22

 The Company believes that the diverse microclimates and soils of the areas in which its vineyards are located, as well as the trellis systems used in its vineyards, allow it to grow a wide variety of grapes and thereby offer a broad range of wines. In addition, the Company believes that this diversity helps to minimize the agricultural risks inherent in its operations.

Although Chilean winters are relatively mild, Chilean vineyards have suffered frost damage in the past; Generally, September and October are the most likely periods for frost damage, especially in the areas closest to the Andes Mountains. The Company tries to protect its grapes against risk from frost damage through various preventive techniques, including the use of helicopters and stationary propellers to raise the temperature of the air by hovering over vineyards. The Company has also taken steps to protect against soil erosion and other ecological damage by using special irrigation methods.

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

Popular Wine. The Company produced approximately 75.6% of its popular wine from grapes and bulk wine purchased from independent growers. These grapes are vinified at four locations using a process similar to that used for varietal wines. Popular wines are not aged; instead, they are bottled or packaged promptly.

Bulk Wine. Almost all the bulk wine sold by the Company is purchased from outside suppliers.

Sources of Grapes and Purchased Wine

Grapes are the main raw material in the wine making process. In 2014, approximately 53.2% of the grapes used in the production of premium, varietal and bi-varietal wines were purchased from third parties. In addition, the Company purchased grapes and bulk wine required to produce approximately 75.6%% of its popular wines. Prevailing prices for grapes at harvest time reflect market conditions. The wine-making and grape-growing are exposed to different agricultural risks (See Item 3 — “Key Information - Risks Factors – Risks Relating to the Company – Agricultural Risks”). In this regard, agricultural risks could impact the quality and quantity of the Harvest, which is refected in the volatility that the grape cost has experimented thorugh years.

Company Vineyards. In 2014, approximately 46.8% of the Company’s production of premium, varietal and bi-varietal wines was from grapes grown on the Company’s owned and leased vineyards in Chile. The Company believes that production of its own grapes offers greater control over costs and quality and improves reliability of supply. To that end, the Company continues to expand its grape production, especially in the premium category, in order to support the volume growth and to be able to improve and control the quality of its wines. The Company’s policy is that, to the extent possible, only grapes grown in the Company’s own vineyards are to be used to produce the Company’s premium wines.

Outside Suppliers. In order to satisfy its need for grapes for the production of premium, varietal, bi-varietal and sparkling wine not otherwise met by its own vineyards, as well as its requirements for grapes and bulk wine for 75.6% of its popular wines, the Company buys grapes from approximately 900 independent growers in Chile. The identity of such growers, as well as the amounts purchased from them, does not change significantly from year to year and most of these growers have been selling to the Company for many years. The main criteria used to select independent growers are geographic location, the variety of grapes grown and the grower’s farming methods. With the objective of assuring quality production, the Company offers its suppliers technical assistance based on rigorous criteria similar to that which is applied within its own wineries. The Company also purchases small quantities of grapes from entities in which several of its directors, executive officers or members of their families have an interest. See Item 7  — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

In accordance with Chilean wine industry practice, most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year. This renewal is not compulsory and depends on the Company’s demand and seasonal market prices. In order to minimize the risk of crop loss, the agreements are entered into between January and April each year, after the grapes have begun to mature and the size of the crop can be more accurately estimated. Delivery schedules are agreed upon according to the degree of ripeness of each grape variety. The management of these outside vineyards is directed by the Company’s own technical personnel and the Company establishes standards regarding the use of pesticides, cultivation, harvest date, transportation system, sugar, acidity and Ph concentration. Selection of the grapes and approval of their quality is carried out by the Company’s technical department. The price of the grapes is proportional to the estimated alcohol content over 12% in the resulting wine. Payment for grapes obtained from independent growers is made mainly in ten interest-free installments throughout the year. In 2014, the Company had long-term contracts with up to approximately 32% of its growers.

Bulk Wine Purchases. The Company purchases wine in bulk from a number of outside suppliers for the wine used in the production of the Company’s popular wines. The Company’s technical department approves such wine purchases. Payments are traditionally made in ten interest-free monthly installments.

Vinification

The Company seeks to use the latest technology in all areas of vinification while maintaining the wine-making traditions of its founders. The Company has twelve wine-making plants in Chile which turn grapes into premium, varietal and bi-varietal wines. The locations of these plants and their production capacity in 2014 are shown below. Additionally, the Company leases plants, mostly to vinify generic grapes for the production of popular wines.

In Argentina, Trivento owns two plants for the vinification and aging of its wines. Additional capacity to meet its vinification needs is leased from third parties.

Fetzer in the U.S. owns two plants for the vinification and aging of its wines in Paso Robles and Hopland.

		Production 2014	Production 2013	Production 2012
Plant	Valley	(in millions of kilograms)
Owned - Chile
Nueva Aurora	Limarí	12.1	9.9	14.8
Puente Alto	Maipo	11.0	12.7	12.3
Lo Espejo	Maipo	3.2	3.6	0.0
Cachapoal	Cachapoal - Rapel	32.4	39.4	34.6
Chimbarongo	Colchagua - Rapel	58.9	71.7	62.8
Cono Sur	Colchagua - Rapel	17.9	25.3	20.0
Peralillo	Colchagua - Rapel	2.6	2.7	3.5
Las Mercedes	Colchagua - Rapel	10.5	11.5	8.9
Lontué	Curicó	24.6	27.6	27.8
Curicó	Curicó	15.9	17.3	15.9
Lourdes	Maule	26.9	26.2	28.3
San Javier	Maule	41.1	50.6	44.9
Total Owned - Chile		257.2	298.4	273.8

Owned - Argentina:
Trivento	Maipú - Mendoza	14.6	15.0	14.4
Tres Porteñas	San Martín - Mendoza	8.0	10.9	10.8
Total Owned - Argentina		22.5	25.9	25.2

Owned - United States:(1)
Paso Robles	Paso Robles	3.4	3.0	3.1
Hopland	Hopland	14.6	16.2	14.9
Total Owned - United States		18.0	19.2	18.0

(1) Fetzer was acquired on April 2011.

In addition, the Company’s facilities at Pirque have the capacity to produce 3.0 million bottles or 2.25 million liters of sparkling wine per year.

The Company uses a combination of epoxy-lined cement tanks, stainless steel tanks and French and American oak barrels to ferment, age and store its wine. As of December 2014, the Company’s total storage and fermentation capacity in Chile was approximately 415 million liters. Total owned capacity in Argentina was 32 million liters. Trivento rents additional storage facilities, as needed, for its operation. In the United States total storage and fermentation capacity was approximately 44 million liters.

The following table shows the Company’s approximate fermentation and storage capacity by type of container for the years indicated:

		December,
Type of Container	2014	2013	2012
Chile:	(in million liters)
Epoxy-lined cement tanks	261.3	241.6	216.2
Steel tanks	142.3	140.3	134.4
European and American oak barrels	11.3	10.1	10.0
Chilean wood casks	0.3	0.3	0.2
Total Chile	415.1	392.3	360.9

Argentina:
Epoxy-lined cement tanks	17.1	17.1	17.2
Steel tanks	13.5	13.5	12.5
European and American oak barrels	1.0	1.0	1.0
Total Argentina	31.7	31.7	30.7

United States: (1)
Steel tanks	38.4	38.4	38.4
European and American oak barrels	5.6	6.7	7.5
Total United States	44.0	45.1	45.9

(1) Fetzer was acquired on April 2011.

The Company uses American and French oak barrels for the production of all its premium wines, except Late Harvest. Although the use of oak barrels increases the Company’s winemaking costs, the Company believes that it enhances the quality of its premium wines. Oak barrels are purchased in several sizes and are treated prior to delivery in accordance with the Company’s needs. Oak barrels are used for up to two years to produce the highest quality premium wines, such as Don Melchor and are then used for another five years to enhance other wines. As of December 2014, the Company had more than 50,000 European and American oak barrels.

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

In March 2007, the Company leased a bottling plant from Viña Canepa. This plant has four bottling lines with a capacity of 4.5 million liters per month when operating two eight hour shifts per day, six days a week. This plant is located in Lo Espejo, in Santiago.

During 2007 the Company added a new bottling plant and logistic center—the Vespucio plant. This bottling plant includes a modern bottling line imported from Italy with a nominal capacity of 12 thousand bottles per hour when bottling 750 milliliter bottles, and 8 thousand bottles per hour when bottling 1.5 liter bottles. This bottling line is especially designed to handle large orders.

The Company’s bottling plant in Lontué, located 200 kilometers from Santiago, bottles wine in five liter glass jugs and in 0.5 liter, 1 liter, 1.5 liter and 2.0 liter Tetra Brik packages which are made of several layers of paper, aluminum and polyethylene. Similar packages are used worldwide for juice, milk, wine and other products. The Tetra Brik packaging line is completely automated. The Company has a license from Tetra Pak Chile to utilize the Tetra Brik technology and purchases pre-printed unassembled packages from Tetra Pak Chile. The Lontué plant has three Tetra Pak packaging machines with an installed capacity of 5.6 million liters per month based on three shifts operating eight hours a day, six days a week.

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

The Company believes that, except for bottles and Tetra Brik packages, alternative sources of supply are readily available. The Company believes that it could find alternate suppliers for bottles and Tetra Brik packages, though it could be adversely and materially affected in the short-term. New bottles and preprinted, unassembled Tetra Brik packages are priced in U.S. dollars. Changes in the Chilean peso to U.S. dollar exchange rate could increase the cost of components and have a material adverse effect on the Company.

Storage. The Company has four warehouses for finished wine with the following capacities: Pirque - 320,000 cases; the Vespucio I logistic center - 315,000 cases; the Vespucio II logistic center - 720,000 cases and the Lo Espejo plant - 245,000 cases.

Domestic Distribution. The Company has its own direct distribution capacity through its wholly-owned subsidiary, Comercial Peumo. It has a network of 15 regional offices to service the entire Chilean national territory and 14 Distribution Centers. Its sales force is made up of 196 salespeople, 14 supervisors, 2 business managers, 2 regional sales managers and 5 sales managers for all categories. Comercial Peumo serves approximately 15,000 customers throughout Chile, making it the largest wine-oriented distribution company in Chile In 2014, the two largest single customers accounted for approximately 4.7% and 4.4% of the Company’s domestic sales in volume and value, respectively.

A wholly-owned subsidiary, Transportes Viconto, transports bulk wine products between the Company’s cellars, production and bottling facilities and delivers wine products to container ships located in Chilean ports. Transportes Viconto relies on a thirteen truck fleet, with a complement of trailers and tanks that had transported 137 million liters in 2014 between the wine storage locations and the bottling plants.

Company Sales - Chilean Markets

Domestic Wine Sales. The Company’s domestic sales in liters, including sales of bulk wine, in 2014, 2013 and 2012 were approximately 62.7 million liters, 59.2 million liters and 61.9 million liters, respectively, resulting in gross revenues of Ch$59,981 million, Ch$57,233 million and Ch$61,673 million, respectively.

The Company’s bulk wine sales fluctuate from year to year because the Company sells bulk wine in the domestic market to reduce excess inventories. In 2014, the ratio of bulk wine sales tototal wine sales in the domestic market was practically zero.

The Company is the largest wine producer in Chile and according to AC Nielsen, in 2014, the Company had the third largest share of the domestic market with a 27.1% share in terms of volume and a 24.7% share in value. The Company competes in all segments of the branded Chilean market and seeks to keep prices competitive to make its products attractive to consumers. Its variety of brands allows it to target different market segments, from its upscale premium Don Melchor to its popular wine lines, while maintaining a competitive price/quality relationship across the range.

The following tables show the Company’s total domestic wine sales in constant Chilean pesos and liters for each of the calendar years indicated:

	Domestic Wine Sales
	2014		2013		2012
	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%

Bottled wine	59,964	100.0%	57,144	99.8%	61,573	99.8%
Bulk	18	0.0%	89	0.2%	100	0.2%
Total	59,981	100%	57,233	100%	61,673	100%

	2014		2013		2012
	Th. Liters	%	Th. Liters	%	Th. Liters	%

Bottled wine	62,658	100.0%	59,160	100.0%	61,934	100.0%
Bulk	30	0.0%	19	0.0%	28	0.0%
Total	62,688	100%	59,179	100%	61,962	100%

The Chilean wine market can be divided into segments based on the price of a 750 ml bottle. The Company targets the following market segments: popular wines with prices ranging from Ch$800–1700 per liter; Low-end varietal wines with prices ranging from Ch$1.700–2.000; varietal wines with prices ranging from Ch$2.000–2.800; premium wines with prices ranging from Ch$2.800–5,500; super premium with prices between Ch$5.000–9.000; and ultra premium with prices over Ch$10,000.

 Local Brands and Prices. The table below lists the Company’s major brands by segments of the Chilean wine market and approximate retail prices for each brand per 750 ml bottle as of December, 2014. Prices do not vary by type of wine within brand category.

Segment	Brand	Approximate Retail
		Price
		(As of December
		2014 Chilean pesos)

Ultra Premium	Carmín de Peumo	94,000
	Gravas del Maipo	52,000
	Don Melchor	78,000
	Terrunyo	20,990
	Amelia	20,990
Super Premium	Marqués de Casa Concha	11,490
	Gran Reserva Serie Riberas	7,290
Premium	Trio	5,190
	Casillero del Diablo	4,190
	Late Harvest(1)	2,490
Sparkling	Subercaseaux	3,690
Varietal	Sunrise	2,190
	Santa Emiliana(2)	1,990
Bi-varietal	Frontera	1,990
Popular(3)	Exportación	1,327
	Exportación Selecto	1,460
	Clos de Pirque	1,345
	Tocornal	1,145
	Fressco Cooler	1,125

________________________

(1)	Late Harvest is a Sauvignon Blanc dessert wine which is only sold in 375 ml bottles.
(2)	The Company has a license from Viñedos Emiliana to bottle and distribute the Company’s wine domestically under Viñedos Emiliana’s labels.
(3)	Popular wine prices are per 1,000 ml.

Local Competition. The Company competes with a number of other Chilean wineries. The Company’s competitors in the premium segment are large and medium-sized Chilean wineries, mainly Santa Rita, Viña San Pedro Tarapacá S.A. (“San Pedro”), Bodegas y Viñedos Santa Carolina S.A., Viña Undurraga S.A., Viña Errázuriz S.A. and Cousiño Macul S.A. The Company also competes, to a much lesser extent, with small Chilean wineries whose production and sales of premium wines are aimed primarily at export markets. Sales in the popular wine segment are concentrated in wines packaged in Tetra Brik packages. For the Chilean industry in 2014, Tetra Brik sales represented approximately 45% of all Chilean sales by volume in the popular wine segment. The Company believes that non-Chilean wineries have negligible sales in Chile because they find it difficult to match the price-value relationship offered by Chilean wineries, especially in the popular wine segment.

Popular wines produced in Chile, including those of the Company, also compete with other beverages such as beer, pisco, spirits and soft drinks. For the two month period ended March, the ratio of popular wine price to beer price decreased to 1.07 in March 2014 from 1.16 in March 2013, explained by the combined effect of a decrease in wine prices and an increase in the beer price To stay competivie in Chile’s beverage industry,, in addition to the efforts to continue gaining market share, the Company has maintained its marketing efforts in the popular wine segment, in addition to the efforts to continue gaining market share. See Item 4  — “Information on the Company — Business Overview — Domestic Marketing Strategy.”

The following table shows the relationship between popular wine and beer prices, in Chilean pesos, for the years indicated:

Relationship Between Popular Wine and Beer Prices (per liter)

For the two-month period ended March:	2014	2013	2012	2011	2010	2009	2008
Popular average wine price	1,247	1,264	1,286	1,289	1,050	1,045	965
Beer average price	1,163	1,091	1,057	867	822	800	743
Ratio of popular wine prices to beer prices	1.07	1.16	1.22	1.49	1.28	1.31	1.30

Source: Nielsen Retail Index and Company’s Internal Information. Measurement for the two-month period for supermarket and traditional retail (i.e. liquor and convenience stores) channels.

Domestic Marketing Strategy

In order to increase its market share in the domestic market, the Company is focusing on the most powerful brands in terms of brand health and volume. The Company is seeking to reinforce its share in the popular wine segment and to increase its share in the Premium segment with Casillero del Diablo’s portfolio.

Distribution is essential in Chile. In order to continue it’s domestic growth, the Company has to penetrate the market and distribute its wine to as many points of sale possessing alcoholic licenses as possible—including, but not limited to, bars, restaurants, and stores that sell wine—and be the leader in retail, especially given the growth of retail channels in all territories.

Regarding the portfolio of products, the Company is permanently developing new formats and updating the presentation of its products. Advertising methods and marketing strategies differ depending on whether the targeted segment is comprised of potential consumers of the Company’s premium, varietal, bi-varietal, or popular wines. During 2014, the greatest efforts were to continue in advertising on strengthening the Clos de Pirque, Casillero del Diablo, Gran Reserva and Marques de Casa Concha brands in the market through mass media campaigns, including television, radio and press.

Marketing and Trademarketing has the challenge of continue with the strong brand health and driving the sales over the market’s normal growth.

Domestic Sales – Other Products. In the past few years, Comercial Peumo—the distribution subsidiary for the Chilean local market—has entered into new non-wine businesses, especially in the liquor and beer categories. These categories show strong growth and present an expanded business opportunity for the subsidiary. In April of 2008, Comercial Peumo signed a distribution agreement with SAB Miller—one of the three largest brewers world wide—with the aim of enhancing the Company’s presence in the imported premium beer category. Accordingly, since May of 2008, Comercial Peumo has distributed all SAB Miller’s portfolio in all distributions channels. In April 2009, Comercial Peumo signed a distribution agreement with Diageo Chile Limitada and commenced wholesale distribution of Diageo’s products in Chile, which include the different domestic distribution channels, except for the largest supermarket chains. The Diageo products covered by the agreement include Johnnie Walker whisky, Pampero rum, Baileys liquors, Smirnoff vodka, Gordons gin and Jose Cuervo tequila.

Comercial Peumo sales of non-wine products in 2014 and 2013 totaled Ch$41,645 million and Ch$31,955 million respectively, with its new business area contributing 41.0% and 35.8%, respectively of sales of Comercial Peumo.

Company Sales - Export Markets

According to the Exporters’ Association, exports of bottled Chilean wine totaled US$ 1,590 million and 484 million liters in 2014, representing an increase of 4.5% in value, in US dollar terms, and a decrease of 3.6% in volume terms, as compared to 2013.

Export Sales and Competition. The Company is the largest exporter of Chilean wines on both a volume and value basis, with market share in 2014 of 22.9% and 27.4% (including bulk) respectively, according to the Exporters’ Association. The Company’s bottled wine market share by volume and US$ value was 32.2% and 29.7%, respectively. In 2014, the Company’s closest Chilean competitor in the bottled export segment, in terms of volume and US$ value, reported the equivalent of 13.5% and 11.3% in terms of volume and US$ value, respectively.

The following table sets forth the Company’s export market share among Chilean wine producers, as a percentage of both volume and US$ value for the years 2006 to 2014:

	Export Market Share
	Total Wine		Bottled(1) Wine
	Volume	US$ Value	Volume	US$ Value
2006	21.9%	25.4%	33.4%	28.3%
2007	22.2%	27.4%	34.9%	30.2%
2008	25.4%	28.3%	37.0%	31.4%
2009	23.8%	28.6%	38.4%	32.3%
2010	24.0%	27.8%	36.6%	31.5%
2011	24.3%	26.3%	33.7%	29.7%
2012	23.4%	26.7%	35.4%	31.3%
2013	20.8%	26.3%	33.9%	30.5%
2014	22.9%	27.4%	32.2%	29.7%

Source: Vinos de Chile, Exporter’s Association

(1)	Bottled and bag-in-box.

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

The Company’s bottled export sales in volume in 2014, 2013 and 2012 totaled 198 million liters, 180 million liters and 175 million liters, respectively, resulting in revenues of Ch$305,373 million, Ch$305,373 million and Ch$277,889 in 2014, 2013 and 2012, respectively.

As of December 31, 2014, the Company’s principal regional export markets were Europe, the United States, Asia, South America, Central America and Canada. Each market is unique and there are differences within markets due to variations in local regulations.

	Wine Sales in Export Markets
	2014		2013		2012
	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%
Bottled wine	394,308	99.5%	305,373	99.6%	277,889	99.8%
Bulk	1,877	0.5%	1,146	0.4%	562	0.2%
Total	396,185	100.0%	306,519	100.0%	278,451	100.0%

	2014		2013		2012
	Th. Liters	%	Th. Liters	%	Th. Liters	%
Bottled wine	197,984	98.3%	180,113	99.0%	175,437	99.5%
Bulk	3,503	1.7%	1,872	1.0%	912	0.5%
Total	201,486	100.0%	181,985	100.0%	176,349	100.0%

	Percentage of Export Sales by
	Volume to Regional Export Markets
	(excluding bulk wine sales)

Market	2014	2013	2012
Europe	51.9%	50.9%	51.6%
United States	11.5%	12.5%	13.5%
Central America, Mexico and the Caribbean	8.3%	9.0%	8.4%
South America	10.0%	9.4%	9.0%
Asia	12.3%	11.9%	10.8%
Canada	3.7%	3.8%	4.1%
Africa/Other	2.4%	2.4%	2.5%
Total	100.0%	100.0%	100.0%

	Sales in Export Markets by Volume to Regional
	Markets
	2014	2013	2012	Var %	Var %
	Th. liters	Th. liters	Th. liters	2014-13	2013-12
Europe	102,674	91,728	90,551	11.9%	1.3%
United States	22,779	22,553	23,655	1.0%	-4.7%
Central America, Mexico and the Caribbean	16,440	16,187	14,798	1.6%	9.4%
South America	19,730	16,951	15,756	16.4%	7.6%
Asia	24,289	21,456	18,975	13.2%	13.1%
Canada	7,368	6,846	7,263	7.6%	-5.7%
Africa/Other	4,703	4,392	4,439	7.1%	-1.1%
Total	197,984	180,113	175,437	9.9%	2.7%
33

Europe. In 2014, sales to Europe increased by 11.9% in volume terms to approximately 102.7 million liters or 51.9% of Company sales volume in export markets. The Company’s European markets can be subdivided into three areas: Germany and non-wine-producing Western Europe, wine-producing Western Europe (except Germany) and Eastern Europe.

The Company believes that greater market opportunities exist in the United Kingdom, non-wine-producing countries of Western and Eastern Europe and Germany. Out of this group of countries,, the significant countries in 2014 were: the United Kingdom, the Netherlands, Sweden, Denmark and Finland. Among these countries, the Nordic countries (Finland, Sweden, Norway and Iceland) operate under a state-controlled system where each state purchases wine and sells it in its own stores at the retail level. The Company anticipates that in the future, the monopoly system in these countries may be replaced by a private or semi-private sales structure, but believes that because its brands are well known in these areas, the Company’s sales will not be adversely affected as a result. There can be no assurance, however, that such a regulatory change would not have a materially adverse effect on the Company’s sales to such markets. During 2009, the Company started the operations of its own distribution subsidiaries in the Nordic countries of Sweden, Finland and Norway. These subsidiaries are responsible for the distribution of Concha y Toro, Viña Maipo, Trivento, Los Robles and Fetzer wines in these markets and have added some agency brands during the course of the past year introducing the distribution of Emiliana from Chile and Stellenbosch from South Africa. Total sales in these markets in 2014 reached 12.1 million liters, representing a 25.1% increase as compared to 2013 in terms of volume.

In the United Kingdom, the Company continues to broaden direct distribution to all market segments (i.e. multiples, specialists, cash and carry, wholesalers and independent vendors) and to promote on-premise consumption (e.g., sales to restaurants), mainly through its Concha y Toro, Viña Maipo, Cono Sur, Isla Negra, Trivento, Palo Alto and Fetzer brands. Total sales in the United Kingdom in 2014 reached 58.5 million liters, representing a 16.2% increase as compared to 2013 in terms of volume.

The Company’s marketing strategy in Germany and the non-wine-producing countries of Western and Eastern Europe focuses on expanding the premium wine segment, particularly with the Casillero del Diablo brand and building brand recognition. Sales to Continental Europe increased 0.6% in volume. The Company sees great potential in this region, with the exception of important wine producing countries such as Georgia, Hungary, Bulgaria and Moldova.

In the major wine-producing countries of Western Europe (e.g., Italy, France, Spain and Portugal), where the Company faces greater competition, the Company’s marketing strategy is to shift from sales of small quantities of super-premium wines to higher volume sales of premium wines in the off trade (supermarkets and wholesale chains).

United States. Sales volume to the U.S. market accounted for approximately 22.8 million liters in 2014 and 11.5% of sales volume in export markets. Volumes decreased 1.0% in 2014. According to the Exporters’ Association in 2014 the U.S. market represented 13.4% of total Chilean bottled exports, being the first market in volume, and the Company was the leading Chilean exporter to the United States, with a market share in volume of 39.3% of total Chilean bottled wine exported to the US. Wine markets worldwide are divided into segments according to the price range of the wines and competitors differ from one segment to another. According to the wine classification method generally used in the U.S. market, the Company believes that the following wine categories are a representation of the wines sold by the Company in the United States: ultra premium, super premium, premium and popular premium. The Company believes that the Company’s wines would be classified within such categories as follows: ultra premium —Don Melchor, Amelia and Terrunyo; super premium—Marqués de Casa Concha and Gran Reserva Serie Riberas; premium—Trio, Casillero del Diablo, Palo Alto and Xplorador; and popular premium—the Company’s varietal wines and bi-varietals, including Sunrise, Frontera and Viña Maipo varietal wines, among others.

The Company and its Chilean competitors are increasing their participation in the premium segment and establishing a strong presence in the varietal and bi-varietal segments. The Company’s strategy is to focus on sales within the premium and above categories and keep the positions in the varietal categories, especially Frontera. In the United States, the Company’s greatest market strength is in the varietal and bi-varietal segments due to the Company’s competitive price/value relationship. See Item 4  — “Information on the Company — Business Overview — Export Marketing Strategy.”

In the United States, the Company’s products principally compete with other Chilean wines, as well as Californian wines and wines imported from Italy, France, Australia, Spain, Germany, Portugal, Argentina and other wine-producing countries.

Central America, Mexico and the Caribbean. The Company’s 2014 sales volume to Central America, Mexico and the Caribbean totaled 16.4 million liters or 8.3% of the Company’s exports. The primary markets for the Company’s products in this region are Mexico, Costa Rica, Panama and the Dominican Republic. The Company has marketed its wines for more than twenty years in most of the countries in this region and the Company believes it is the largest Chilean exporter of bottled wines in all of these countries. Sales in volume terms increased by 1.6%.

VCT & DG Mexico, a joint venture between Concha y Toro and Digrans SA (“Digrans”), established at the end of 2011, started operations in the second half of 2012 and handled distribution in Mexico. This joint venture is 51% owned by Concha y Toro and 49% owned by Digrans. In 2014 VCT & DG Mexico sold 5.1 million liters.

South America. In 2014, sales to South America increased by 16.4% in volume terms to approximately 19.7 million liters or 10.0% of the Company’s total exports. Annual sales in Brazil increased 16.9% in terms of volume, as compared to 2013. The Company is currently the leading Chilean wine exporter to most of the South American countries, in most of these countries, the Company’s products are sold through exclusive local distributors, with the exception of Brazil where the Company opened a distribution subsidiary at the end of 2008, and in some countries, the Company’s secondary brands are sold by different distributors. Other significant countries in South America are Ecuador, Venezuela and Peru.

Historically, export sales to South America have been limited by economic conditions. Chilean wines have traditionally enjoyed favorable customs treatment in South American countries compared with wine produced by nations outside of the region. This advantage may end as these countries lower their tariffs or follow the global trend toward open market economies.

Canada. In 2014, the Company’s sales to Canada increased 7.6% to approximately 7.4 million liters or 3.7% of the Company’s exports. Canada is the fourth largest national export market for the Company in volume and value terms.

The Canadian market is governed by provincial monopolies in nine of the ten provinces and the three territories. The monopolies (or liquor boards) buy and sell all imported (bottled) and locally produced liquors and wines. Each province is autonomous and each provincial liquor board has its own regulations and policies. Each liquor board is also responsible as guarantor of payments to its suppliers. Because the Canadian market is a controlled market, the buying system is highly concentrated and the marketing policies are strictly regulated. The Company believes that even if privatization of the provincial monopolies takes place, its sales will not be adversely affected because its brands are well-known in Canada. However, there can be no assurance that privatization would not have a material adverse effect on the Company’s sales to the Canadian market. On the first half of 2012, the Company opened a comercial office  in Canada to serve the Canadian market. From January 1st, 2015, the Company started to distributes Concha y Toro and Fetzer’s wines in Canada. The distribution of wines is carried out through its distribution subsidiary, Escalade Wine & Spirits Inc., a joint venture between Concha y Toro y Charlton Hobbs (See Item 4 – Businee Strategy – Company Sales – Export Markes – Own Distribution Subsidiaries). Escalade Wines & Spirits Inc (“Escalade”). acts as an exclusive distributor or agent in accordance to the nature of the business in the Canadian Provinces (in certain provinces the distribution is performed directly by “Escalade” and in others by the Governmental Liquor Authorities).

Asia. The Asian market accounted for approximately 24.3 million liters in 2014, equal to 12.3% by volume of the Company’s exports. In 2014, volume sales to Asia increased 13.2% and 14.5% in value, U.S. dollar, consistent with our objective of increasing sales in terms of value at a faster pace than volume. Japan, China, Hong Kong and South Korea grew in 2014 in terms of volume. In 2014, the continued work on brand building and promotional support was fundamental for our strategy of increasing the Company’s presence and value in the region. In 2010, the Company opened its own local regional distribution company based in Singapore which has been fundamental for the performance in Asia and in 2013 the company opened a commercial office in China, a market that the company considers to have great potential.

Other. The Company’s 2014 sales to countries in Africa and elsewhere totaled 4.7 million liters or 2.4% of the Company’s exports by volume. The largest market in this category is Mozambique. The first quarter of 2012 the Company opened an office in South Africa to serve this market.

Bulk Wine Exports. In 2014, the Company sold 3,503 thousand liters of bulk wine overseas representing 1.7% of its exports by volume. Bulk wine sales is a spot business with no long-term commitments. Sales depend on price and availability of wine in Chile and other wine growing countries. The Company purchases almost all of the bulk wine it exports from outside suppliers. The Company expects bulk wine sales to diminish in significance as it continues to promote bottled wine sales. However, bulk wine sales may continue in countries depending on price, demand and availability for such wines.

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

In 2014, the United Kingdom, the United States, Japan, Canada and Brazil were the Company’s five largest national export markets and accounted for 56% of the Company’s exports by volume and 57% by value. The Company believes that its success in export markets is based on developing good relationships with established distributors and the good price-to-quality ratio of its products. The Company has written agreements with most of its distributors.

Independent Distributors. The Company’s exclusive agent and importer in the United States was Banfi, which imported and re-sold the Company’s products to distributors who service all 50 states. Banfi was the Company’s largest single customer in 2010, purchasing approximately 2.8 million cases of wine which represented 15.3% and 13% of the Company’s Chilean export sales by volume and value, respectively. With the creation of Excelsior Wine Company LLC, in July 2011, a joint venture between Concha y Toro and Banfi, only 33.7% of the bottled volume (including Argentina and the US) is sold by independent distributors. Sales to the Company’s five largest distributors, excluding Banfi, represented 7.7% in 2014 and 7.5% in 2013 of the total sales.

Government Liquor Authorities. In Canada and the Nordic countries, the Company’s wine is sold through government liquor authorities. In such countries, products may be offered as a general listing or a specialty listing. General listings are those that are purchased by liquor boards on a regular basis and require a minimum sales level per period (which varies depending on the Canadian province and from country to country in the Nordic countries). Sales to government liquor authorities represented 7.0% and 8.4% of the Company’s total sales (including Argentina and the US) by volume and value, respectively, in 2014. In all provinces in Canada, the Company operates with agents that work on a commission basis and are responsible for promotion and public relations. The exceptions are Alberta and British Columbia where the local liquor boards are buying from our agents or distributors.

Own Distribution Subsidiaries. In the United Kingdom, the Company’s wholly-owned subsidiary Concha y Toro UK distributes all brands of the Company and its subsidiaries, including Concha y Toro, Cono Sur and Isla Negra, Viña Maipo, Palo Alto and Trivento.

In 2008, Concha y Toro established distribution subsidiaries in Brazil, Sweden, Finland and Norway in order to strengthen its sales in those countries. These subsidiaries started their operations during the first quarter of 2009. The Nordic subsidiaries commercialize all of the Group brands including the Argentine portfolio with the exception of Cono Sur and Canepa. In Brazil, a third party distributor also sells some brands of the Company. In 2010, the company established a distribution subsidiary for the Asian market, based in Singapore, which began trading in the last quarter of 2010. In the third quarter of 2011 Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. entered into an agreement with Banfi Vintners, former distributor of Concha y Toro’s product in United States, to create a new company between them, named Excelsior Wine Company, LLC, which started operations in August 2011. In 2011 a new subsidiary located in Mexico, was created, VCT & DG Mexico SA de CV, as a joint venture between Concha y Toro and Digrans, the former distributor in Mexico which began operations in the first half of 2012 and is in charge is in charge of the distribution in Mexico.

In 2013 VCT Norway AS was incorporated in order to support the activities of distribution of the affiliate Concha y Toro Norway AS.

During 2014 the Company through its Canadian subsidiary Concha y Toro Canada, Ltd. Entered into an agreement with local distributor Charlton Hobbs, to create a new company called Escalade Wine & Spirits Inc. This Company acts as exclusive distributor of the Company in the Canadian territories of British Columbia, Yukon, Nunavut, Alberta and Northwest territories.- In the same year the Company through its wholly owned subsidiary VCT Group of Wineries Asia Pte. Ltd., entered intoa joint venture with Japanese entities Mercian Corporation and Mitsubishi Corporation incorporating, which incorporated an affiliated called VCT Japan Company Ltd. to participate directly in the Japan’s wine supply chain to distribute some of the products of Concha y Toro that weren’t being distributed by the current distributors in the Japanese market,

Comercial Offices

During 2012 the Company established two new subsidiaries/ commercial offices: one is based in Canada and the other is based in South Africa to serve the Africa and Middle East markets. In the beggining of 2013, the Company opened a new office in Shanghai to serve the Chinese market. This same year the a Company opened new commercial office was in France to serve the European market with the products of Viña Cono Sur S.A., one of the Company’s wholly-owned subsidiaries. During the end of year 2013 and the beginning of 2014 the Company established a new commercial structure in Brazil to serve the local wine retail market.

During 2014 the Company through its Canadian subsidiary Concha y Toro Canada, Ltd. Entered into an agreement with local commissioner and distributor Charlton Hobbs, to create a new company called Escalade Wine & Spirits Inc. This Company acts as commissioner and commercial office in those Canadian Territories with local governmental liquor board as SAQ in Quebec, and the LCBO in Ontario.

Export Marketing Strategy

Concha y Toro’s export strategy seeks to sustain attractive growth rates and achieve increasingly higher brand penetration and visibility in different markets and increase consumer awareness. In this regard, the Company has developed a broad product portfolio which participates in all market segments by offering high quality wines at competitive prices, with growing brand preference and ample recognition from influential wine critics.

At the same time the Company has diversified its market scope by developing a portfolio of subsidiary wineries aiming to reach more consumers and strengthening its distribution channels. Its main subsidiaries are Viña Cono Sur, Viña Maipo, Viña Palo Alto, Viña Maycas del Limarí, Trivento Bodegas y Viñedos and Fetzer.

Another key part in the Company’s export marketing strategy has been to diversify its export markets on a regional basis. Diversification may mitigate possible economic and in some cases political changes, which could affect the marketer of the Company’s products. In particular, the Company has expanded its sales to Asian, African, Eastern European and Middle Eastern countries, where the consumption of wine has been increasing. The Company has a strong distribution network and has developed long term relationships with its international distributors. This has enabled it to invest together with its business partners in brand building and market growth.

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

The Company believes that there is a trend towards the consumption of premium wines from Chile certain varietal wines,  in particular, in its major export markets, principally the United States, Europe, Asia and Canada. The Company has tailored its new grape plantings to respond to this anticipated trend. See Item 4 — “Information on the Company — Business Overview — Vineyards.”

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

Company Sales - Argentina

Argentine Business. In 1996, Concha y Toro began operations in Argentina with the establishment of Trivento winery, located in Mendoza. In recent years the subsidiary has experienced important growth and has become Argentina’s fourth largest export winery in terms of volume, with a 4.5% of market share of all bottled wine exported from Argentina in 2014. The operating assets of Trivento primarily include a total of 1,210 arable hectares of land, with 1,143 hectares planted, cellars with a capacity of 31.7 million liters and other wine-making equipment. In 2014, Trivento had revenues of Ch$25,747 million and sales of 2.1 million cases.

Trivento exports amounted to Ch$ 17,324 million and shipments of 1.1 million cases, representing a 10.6% increase in value and a decrease of 2.6% in the volume exported. This situation is partly driven by the increases in the average price, a consequence of the repositioning of the brand in higher price points. Trivento also exported 5.0 million liters of bulk wine, some of which were shipments to Company’s subsidiaries and bottled under Company’s brands.

Domestic sales were Ch$ 4,190 million in 2014 and Ch$ 6,035 million in 2013, with a volume of 423 thousand cases in 2014 and 494 thousand cases in 2013. The decrease is partly explained by the domestic economic conditions. Sales in the domestic Argentine market are concentrated in the popular bottled category. In addittion, domestic sales represent less than 1% of the company’s total sales.

	Trivento Winery - Sales by
	Export	Domestic
	volume	volume
	(cases)	(cases)

2007	1,528,000	864,000
2008	1,675,000	943,600
2009	1,636,000	924,000
2010	1,753,000	863,000
2011	1,306,000	679,000
2012	1,224,000	590,000
2013	1,111,000	494,000
2014	1,082,262	427,977

Company Sales – United States

Fetzer. The operating assets of Fetzer primarily include a total of 473 hectares of land, with 469 hectares planted, cellars with a capacity of 44 million liters and other wine-making equipment. In 2014 Fetzer had revenues of Ch$61,502 million and sales of 2.5 million cases and in 2013, had revenues of Ch$56,597 million and sales of 2.6 million cases. During 2014, Fetzer also had sales of 1.1 million liters of bulk wine in the domestic market.

Affiliated Companies

Viña Almaviva. In 1997, the Company and Rothschild S.A. formed a joint venture company, Viña Almaviva, to produce a “Primer Orden” or first-growth wine in Chile. The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto, Maipo Valley in exchange for 50% of the capital stock of Viña Almaviva.

In 2014, Viña Almaviva’s ordinary sales amounted of Ch$7,218 million, Ch$5,740 million in 2013 and Ch$5,409 million in 2012. Almaviva’s main markets are United Kingdom, United States, Hong Kong, Japan and China. In 2014, 2013 and 2012, the Company recognized net income from Viña Almaviva in the amounts of Ch$1,146 million, Ch$1,007 million and Ch$1,174 million, respectively, in accordance with the equity method.

Industria Corchera. In November 2000, the Company acquired 49.6% of Industria Corchera. Currently the Company’s share in Industria is 49.96%. In 2014, Industria Corchera’s total sales amounted to Ch$13,454, in 2013 Ch$11,067 million and in 2012 Ch$10,725 million. The Company in 2014, 2013 and 2012 recognized income from Industria in the amounts of Ch$189 million, Ch$98 million and Ch$319 million, respectively, in accordance with the equity method. In 2014 the Company, trough Industria Corchera, got the ownership of 44,9667% of another cork manufacturer called Corchera Gomez Barris S.A.

Southern Brewing Company Inc. (“Kross Beer”). In May 2011, the Company acquired 40% of the total shares of Kross Beer. The total price of the shares acquired amounted to Ch$1,400 million. In 2014, 2013 and 2012 Southern Brewing Company had revenues of Ch$ 1,350 million, Ch$797 and Ch$ 1,612 respectively. The Company recognized net income from Southern Brewing Company in accordance with the equity method, in the amounts of Ch$39 million, Ch$39 and Ch$28 million in 2014, 2013 and 2012 respectively. During year 2014 the Company increased its participation in Southern Brewing Company to 49%.

Excelsior Wine Company. On July 13, 2011, Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. entered into an agreement with Banfi Vintners, former distributor of Concha y Toro’s products in United States, to create a new company, called Excelsior Wine Company, LLC. to be registered in Delaware State, US. Excelsior Wine Company, LLC. will be managed by Banfi and VCT USA, Inc. Excelsior Wine Company, LLC. imports and distributes in the United States the Chilean wines of Concha y Toro and the Argentine wines of Trivento in the United States. The Company has the ownership of 50% of the total shares of Excelsior Wine Company, LLC. Also, Excelsior distributes the brands “Little Black Dress” and “Five Rivers” that belong to the Company’s subsidiary in California, Fetzer Vineyards. Sales of Excelsior totaled Ch$ 64,850 million in 2014, Ch$ 56,390 million in 2013 and Ch$ 58,447 million in 2012. In 2011, the Company recognized net income from Excelsior in accordance with the equity method in the amounts of Ch$2,406 million in 2014, Ch$744 million in 2013 and Ch$ 1,154 million 2012.

Escalade Wine & Spirits Inc. On December 5th, 2014, Viña Concha y Toro S.A. through its Canadian subsidiary Concha y Toro Canada, Ltd. Entered into an agreement with local distributor Charlton Hobbs, to create a new company between them, called Escalade Wine & Spirits Inc. The purpose of this joint venture is to strengthen the sales in the Canadian market. The Company through a subsidiary has the 50% of the total shares of Escalade Wine & Spirits Inc.

Alpha Cave Comercio de Vinhos S/A. On October 18, 2013, Viña Concha y Toro S.A. through its wholly owned Brazilian subsidiary, VCT Wine Retail Participacoes Ltda. Entered into an agreement with local retailers, and acquired interest in a local Brazilian stores of groceries and wines, through an entity called Alpha Cave Comercio de Vinhos S/A Inc. The Company through its subsidiary has the 35% of the total shares of Alpha Cave Comercio de Vinhos S/A

VCT Japan Company Ltd., On June 17, 2014 through its wholly owned subsidiary VCT Group of Wineries Asia Pte. Ltd., entered into a joint venture with Japanese entities Mercian Corporation and Mitsubishi Corporation and incorporated an affiliated called VCT Japan Company Ltd. to strengthen the sales in the Japanese market of some products of Concha y Toro and its subsidiaries that weren’t being distributed by the current distributor in the Japanese market. The Company through its subsidiary has the 41% of the total shares of VCT Japan Company Ltd.

Sustainability

Our century-old experience in producing superior quality wines has not only made Viña Concha y Toro a world-class player in the wine industry, but it has also provided enough experience to believes that sustainability is an essential and necessary value to attain global leadership. Viña Concha y Toro incorporates sustainability into its corporate vision integrating, in a balanced way, economic, environmental and social dimensions. The winery considers that it is essential to care for the environment throughout the production and distribution of its products, the development of its employees, people and communities where it operates, along with responsible economic growth.

Since 2012, Concha y Toro has been implementing a sustainability strategy, addressed through a top-down approach, starting with the vision and mission at its highest point, followed by six strategic pillars. Each pillar has its own specific foci, which result in specific initiatives, planned on the short, medium and long term. The sustainability strategy is subject to a process of continuous evaluation of goals and achievements, in order to incorporate necessary adjustments and restatements in each pillar.

In the framework of developing the sustainability strategy, the winery defined its priority stakeholders, according to the influence of and dependence with each group, internal or external, along the value chain. Moreover, there are different channels of communication and dialogue for each group in order to learn and improve their perception and expectations of the winery.

As the largest wine producing company in Chile, Viña Concha y Toro is determined to become a leader on sustainability and environmental care. Its long-term environmental commitment is reflected in the pillar Environment of the winery’s sustainability strategy, where the focus is on managing resources and externalities, establishing processes and continuous improvement, and training and sharing best practices in environmental matters.

Viña Concha y Toro has inventoried its emissions of greenhouse gases (GHGs) since 2007. The emissions record has become a tool to identify opportunities to reduce the environmental footprint of the company. The measurement uses the guidelines set forth in the International Protocol for Wine GHG Emissions Calculation, which separates the sources of GHG emissions according to three areas or scopes that include the company’s direct and indirect emissions.

Concha y Toro Consolidated Carbon Footprint (Tons of CO2)
	YEAR
SCOPE	2007	2008	2009	2010	2011	2012	2013
1	15	15	15	18	39	31	35
2	11	13	13	12	14	17	20
3	33	35	128	248	276	187	193
Total	59	63	156	277	328	235	248

By observing the evolution of Concha y Toro’s carbon footprint, it can be seen that there has been a steady increase of indirect emissions (Scope 3) between 2007 and 2011. This is mainly due to the increase in the number of sources considered and the measurement limitations.  The decrease observed in the period 2011-2012 was largely attributable to the adjustment of the emission factor glass, which was 2.2 kg CO2/kg glass until 2011, currently being 1 kg CO2/kg glass. This was obtained from the Suppliers, Sustainability and Carbon Footprint program, where the main supplier of bottles made and verified a Supply Life-Cycle Assessment, which it delivered to the winery. Finally, the 5% increase in emissions for the 2012-2013 period is explained by the increased production of wine.

The GHG emissions of Viña Concha y Toro and its subsidiaries during 2013 totaled 247,994 tons of CO2e. Of these, 35,067 tons -representing 14% of total emissions- are direct emissions of the Company. In other words, about 86% of GHG emissions from the value chain correspond to emissions that are not directly controlled by the winery.

Viña Concha y Toro achieved a milestone in its commitment to environmental conservation and sustainable development strategy in 2010 by becoming the first winery in the world to measure its water footprint. The project was conducted in partnership with Fundación Chile and WaterFootprint Network, and continues to operates as a going concern in order to move  towards a comprehensive water management. As part of estimating the water footprint, the company made an assessment to determine the sustainability in each of the basins where it grows grapes, which represent most of the water footprint of the company.

The assessment considered the volume of the blue water footprint of Concha y Toro for grape production, which corresponds to surface and groundwater that is incorporated into the product, evaporated or consumed through evapotranspiration, and represents the source of greatest impact on the basin. This value was then compared with the water demands for agriculture in general and wine production in particular in each basin. The comparison of Concha y Toro’s blue water footprint with the agricultural water demand in each basin revealed that the company uses 1.5% of agricultural water from the Coastal Basin of the Rapel River, and a little over 0.5% from the Limarí River Basin. As for the contrast of the winery’s blue water footprint with water demand for wine production in each basin, the most relevant results indicate that the company uses 7.5% of water for wine production from the Maipo River Basin and 10.4% from the Limarí River Basin.

In the agricultural area, which accounts for most of the water use, the Company has been using drip irrigation since 1991. Today, this irrigation mechanism covers almost 100% of the hectares planted making efficient use of water resources. In the winemaking and operations areas, the Company has designed washing and sanitizing procedures to minimize water consumption. Furthermore, in these areas, the Company considers water use efficiency redesigning processes and aacquiring machinery (e.g. pumps).

The conservation of biodiversity is very important for the company. The presence of different species of flora and fauna inhabiting native forests and water flows of Viña Concha y Toro shows an excellent state of conservation of the company’s natural acreage, which coexists with the production of quality and sustainable wines with unique characteristics.

The initiative “Native Forest Conservation Program” developed by the company seeks to provide a framework to protect more than 3,270 hectares of natural forest (sclerophyllous and scrubland) that it owns in its various estates. This program includes the registration of the area corresponding to this ecosystem with the National Forest Corporation (CONAF), which means the company cannot exploit this resource and has to voluntarily meet and improve its condition. During 2013 the Company continued carrying out biodiversity inventories of flora and fauna with the support of the Institute of Ecology and Biodiversity (IEB), covering 94% of the total area. Additionally, the Company plans replant to recover sectors with signs of degradation.

An important milestone in the management of climate change and greenhouse gases emissions has been the project of measuring CO2 stocks in the forests and vineyards owned by Concha y Toro. During 2013 the company conducted a study along with the Center for Global Change at the Pontifical Catholic University of Chile to quantify the amount of carbon captured and stocked in its forests and vineyards. This fixation of CO2 in the biomass of the winery’s vegetal acreage improves air quality and contributes to climate change mitigation. The study found that the winery has over 368 thousand tons of CO2 in stock, 48% more than the emissions generated by the company during 2013.

Viña Concha y Toro aims to maintain a comprehensive certification system that allows to continuously improve its processes, as part of a competitiveness strategy, in order to position itself as a leader in sustainable practices.

During 2013, the winery and its subsidiaries achieved the recertification of the National Sustainability Code of Vinos de Chile with 88% compliance. This certification system is voluntary and demosntrate the company’s commitment to environmental and social management. The winery was also certified under the Clean Production Agreement II (APL II), which serves as a management tool to improve productive, environmental, and occupational health and safety conditions, as well as efficient use of energy and water, among others.

Without a sustainability strategy in place, wine suppliers run the risk of being unable to timely respond to a market that may demand or favor sustainably produced wine. It is because demands for sustainability are increasing year by year  that the Company has been proactive in addressing this issue. In this regards, the demand for sustainable processes mainly comes from our distributors. Since 2007 the company has been the subject of ethical audits (SMETA, ETI, BSCI, Walmart, among others), which have intensified in recent years, reflecting customers’ growing interest in areas related to sustainability. Further information is available in the Company’s 2013 Sustainability Report (www.conchaytoro.com).

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

The Company believes it is in compliance in all material respects with all presently applicable U.S. federal and state regulations. The Company is not aware of any matters for which it is not incompliance.

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

C. Organizational Structure

The following table lists the significant subsidiaries and affiliates of the Company, the percentage of direct and indirect ownership by the Company and the respective country of incorporation:

Subsidiary	Direct and Indirect Ownership	Country of Incorporation
Inversiones Concha y Toro SpA	100%	Chile
Inversiones VCT Internacional SpA	100%	Chile
Comercial Peumo Ltda.	100%	Chile
Viña Cono Sur S.A.	100%	Chile
Sociedad Exportadora y Comercial Viña Maipo SpA	100%	Chile
Sociedad Exportadora y Comercial Viña Canepa S.A.	100%	Chile
Viña Maycas del Limarí Ltda.	100%	Chile
Transportes Viconto Ltda.	100%	Chile
Bodegas y Viñedos Quinta de Maipo SpA	100%	Chile
Concha y Toro UK Limited	100%	United Kingdom
Cono Sur Europe Limited	100%	United Kingdom
Trivento Bodegas y Viñedos S.A.	100%	Argentina
Finca Lunlunta S.A.	100%	Argentina
Finca Austral S.A.	100%	Argentina
VCT Brasil Importación y Exportación Limitada	100%	Brazil
VCT Wine Retail Participacoes Ltda.	100%	Brazil
Alpha Cave Comércio de Vinhos S/A	35%	Brazil
Concha y Toro Sweden AB	100%	Sweden
Concha y Toro Finland OY	100%	Finland
Concha y Toro Norway AS	100%	Norway
VCT Norway AS	100%	Norway
Viñedos Los Robles SPA	100%	Chile
Viña Cono Sur Orgánico SpA	100%	Chile
Viña Almaviva S.A.	50%	Chile
Industria Corchera S.A.	49.96%	Chile
Corchera Gómez Barris S.A.	44,96%	Chile
Concha y Toro Shanghai (Representative Agency).	100.0%	China
VCT Group of Wineries Asia Pte. Ltd	100.0%	Singapore
Fetzer Vineyards	100%	United States
VCT USA, Inc	100%	United States
Eagle Peak States, LLC	100%	United States
Excelsior Wine Company LLC	50%	United States
VCT Africa & Middle East Proprietary Limited	100%	South Africa
VCT México S.R.L. de C.V.	100%	Mexico
VCT & DG México S.A. de C.V.	51%	Mexico
Concha y Toro Canada. Ltd	100%	Canada
Escalade Wines & Spirits Inc.	50%	Canada
Southern Brewing Company S.A.	49%	Chile
Gan Lu Wine Trading (Shanghai) Co., Ltd.	100.0%	China
Cono Sur France S.A.R.L	100%	France
VCT Japan Company Ltd.	41%	Japon
44

D. Property, Plant and Equipment

The Company’s headquarters are located at Nueva Tajamar 481, Las Condes, Santiago. The Company owns 17,048 hectares of land throughout Chile and owns 1,210 hectares of land in Argentina and 473 in the United States. Of these, approximately 11,848 hectares are suitable for planting vineyards and as of December 2014, 10,737 hectares were planted with vineyards. A majority of the remaining hectares are comprised of roads, hills and riverbanks. The remainder is used for vinification and bottling plants, cellars and other buildings. None of the Company’s properties that are material to its business are mortgaged or otherwise encumbered.

As described in the section Item 4  — “Information on the Company — Business Overview — Vineyards.”, the Company leases 618.5 hectares, comprising four leases in the Maipo Valley, three leases in the Casablanca Valley,two leases in Colchagua Valley and one lease in San Luis Obispo. All of these are long term leases expiring between 2015 and 2036.

The Company’s main equipment assets include harvesting machinery, grape crushers, concrete and stainless steel tanks and barrels. As of December 31, 2014, Concha y Toro’s aggregated winemaking and cellar capacity in Chile was approximately 415.1 million liters including 48 thousand barrels. In the Mendoza region, Viña Trivento owns two vinification and cellar facilities and a bottling plant with a total capacity of 31.7 million liters and in the United States Fetzer owns two facilities with a total capacity of 44.0 million liters.

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

Although the Company believes that it is in compliance with all applicable environmental regulations, it is still in the process of improving the water treatment systems in all of its manufacturing plants. The Company has water treatment plants or systems, owned or contracted to third parties, in all of its plants. During 2014 and 2013, the Company invested in water treatment plants resources amounting to Ch$950 million and Ch$926 million, respectively. Total investment in assets oriented towards the improvement of the environment totaled Ch$2,800 million and Ch$2,239 million in 2014 and 2013, respectively.

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

Overview

Concha y Toro is principally a vertically-integrated wine producer. The Company is the largest producer of wine in Chile and also owns a winery in Argentina, Trivento Bodegas y Viñedos and a winery in the United States, Fetzer Vineyards. The Company is Chile’s leading bottled wine exporter, top-selling winery in the domestic market, number four bottled wine exporter by volume from Argentina and number ten in sales volume in United States.

The Company faces certain key challenges which involve an element of associated risk. Competition in strategically important markets is increasing in tandem with higher supplies of wine and larger efforts to market wines from producer countries. In an effort to sustain sales growth under such conditions, the Company has a portfolio of wines capable of offering what the Company believes is a highly attractive price to quality ratio. In addition, Concha y Toro has allocated further funds for the strengthening of its brand and the advertisement and marketing of its products in its main markets as well as expanding and fortifying its distribution network.

Significant factors which have impacted the Company’s operating results include sales development in both foreign and domestic markets, the pricing of its principal raw material—the cost of grapes—and exchange rates.

Consolidated sales in 2014 were Ch$583,313 million, representing a 22.6% increase over 2013. A positive performance in the foreign markets contributed to this result.

Company sales outside of Chile represented 81.3% of the sales revenues and were denominated in foreign currencies: in United States dollars, Sterling Pounds, Euros, Canadian dollars, Argentine pesos, Brazilian reais, Mexican peso and Swedish and Norwegian crowns. In general, the exposure to foreign currencies could affect the results of the Company. To mitigate the impact of this scenario as much as possible, the Company is applying a multi-currency strategy in line with its diversification in sales and hedges upcoming cash flows.

In 2014, Concha y Toro had a Gain attributable to shareholders of the controller of Ch$37,398 million, representing a 12.7% increase in comparison to 2013.

We believe that the Company is capable to be highly competitive in its major markets. Concha y Toro is a powerful brand and has competitive economies of scale. The principal measure for sustaining future growth involves ongoing investment in vineyard development and cellar capacity to raise overall production capacity and a permanent sales and marketing investment in a growing and competitive industry.

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

a) Inventories:

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

The net realizable value of finished products is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

The Company and its subsidiaries have recognized impairment for obsolescence of raw materials, finished products, products in-process and supplies on the basis of technical reports and on turnover level of stocks maintained and /or from the assessment of its use in the future. For 2014, 2013 and 2012, the recognized impairments totaled ThCh$5,320,457; ThCh$3,336,798 and ThCh$3,498,188; respectively.

b) Goodwill

Goodwill generated by the acquisition of investments is not subject to amortization and, at each year-end, impairment testing is conducted. The recoverable amount is the greater between the fair value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. The approaches are commonly used in business valuations and used on the goodwill associated with the the Fetzer Vineyards Value are:

Income approach, which focuses on the income-producing capability of the entity. The most widely used methodology is the discounted cash Flow (DCF)

For the DCF analysis the following variables were used:

-	Expected after-tax, debt-free cash flow from operations where the key driver is estimated net sales at rates consistent with internal budgets.
-	Expected new capital expenditures which are consistent with internally developed budgets.
-	Weighted Average Cost of Capital; which during 2014 was 9.5%, considering Company specific risk premium of 2.0% and Small company risk premium of 2.0%. During the prior three years the weighted average cost of capital has not varied material. External market conditions could have a significant impact on the future WACC used and could have a material impact on the estimated value of the CGU.

Market Approach, that measures value based on what other purchasers in the market have paid for businesses, or interests in businesses that can be considered reasonably similar to the subject business. Valuation multiples are considered based on financial information available and share price data for the selected guideline companies, as well as forward looking revenue and earnings estimates. Selected multiples for Fetzer during 2014 were determined based on market. Valuation multiples are calculated utilizing actual transaction prices and operating data from target companies deemed reasonably similar to the subject business.

The determined multiples for the prior two years ended December 31, 2014 were as follows:

	2014	2013
Revenue	1.8	2.0
EBITDA	14.5	18.7

Based on the methodologies described above the estimated fair value of Fetzer was substantially in excess of the cost basis and no impairment of goodwill was recorded during the year ended December 31, 2014.

c) Property, Plant and Equipment:

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

d) Derivative Financial Instruments:

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

99.2% of the global derivative instruments portfolio is comprised by contracts that qualify as hedging instruments. For accounting purposes these were subscribed by the Group Concha y Toro, within its financial risk management policy framework to mitigate the risks associated with exchange rate and interest rate fluctuations through currency forward contracts and interest rate swaps.

Derivatives are recorded by their fair value as of the date of the statement of the financial position. If this value is positive, these are recorded under item “Other financial assets” and if its value is negative, these are recorded within item “Other financial liabilities”, illustrating the change in its fair value in the comprehensive statement of income as described as follows, pursuant to the type of hedging to which it correspond (See Note 2.6.7 of the Consolidated Financial Statements):

-	Fair value hedging

-	Cash Flow hedging

-	Net Investment Hedging

The fair value of the different derivative financial instruments is calculated using the following procedures:

-	For derivatives quoted in an organized market, the quoted price at year-end is used.

-	For derivatives not quoted in organized markets, the Group measures them using the discount of expected cash flows and generally accepted option valuation models on the basis of market conditions, from both, cash and futures at year-end.

e) Biological Assets

Within Biological Assets, the Company includes the agricultural product (Grapes) derived from plantations under production is destined to be treated as a raw material for the wine production process.

In accordance with IAS 41, and based on the results of analysis and calculation of the Company concluded that the fair value of grapes at the time of harvest approximates the book value and therefore the grapes at the point of harvest are measured at fair value less costs to sell, and then transferred to inventory. (See Note 2.13 of the Consolidated Financial Statements).

f) Benefits to employees

The Company’s management uses assumptions in order to determine the best estimate for these benefits. The valuation of these obligations is performed through an actuarial calculation. The assumptions used in this calculation include the pension rotation hypothesis, the mortality rate, the discount rate, the expected rise in remuneration and the future permanence, among others. The main actuarial hypothesis used for the calculation of severance indemnity obligations is detailed in note 23.3 of the Consolidated Financial Statements.

Actuarial gains or losses that can occur due to variations of defined pre-established obligations are directly recorded in income or losses for the year.

Actuarial gains or losses arise from the deviations between estimates and actuality of the actuarial hypothesis behavior or in the reformulation of the established actuarial hypothesis.

As of December 31, 2014, the sensitivity of the value for post-employment benefits before variations in the discount rate of 1% in the case of an increase in the rate represents a decrease of ThCh$ 176,973 (ThCh$ 151,225 as of December 31, 2013) and in case of a decrease in the rate represents an increase of ThCh$ 192,572 (ThCh$ 164,113 as of December 31, 2013).

A. Operating Results

The following discussion should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, included in Item 18  herein. The Consolidated Financial Statements are prepared in accordance with IFRS. The following table sets forth Company statement of income information expressed as a percentage of revenues for the years indicated, as well as year-to-year percentage changes covering the respective periods.

	Year Ended December 31,			% Change	% Change
	2014	2013	2012	2014/2013	2013/2012
Income from ordinary activities	100.0	100.0	100.0	22.6%	6.1%
Cost of sales	-62.2	-65.5	-67.6	-5.1%	-3.1%
Gross profit	37.8	34.5	32.4	9.6%	6.5%
Selling and administrative expenses (1)	-26.9	-26.8	-24.4	0.2%	10.0%
Operating income(2)	11.1	7.9	8.3	41.3%	-5.2%
Non-operating income(3)	0.8	0.6	0.8	20.8%	-25.9%
Non-operating expenses (4)	-2.1	-2.3	-2.2	-8.7%	4.6%
Foreign currency exchange gain (losses) and Income (expenses) by adjustment units, net.	-0.1	2.7	2.1	-104.4%	26.5%
Income tax expense	-2.2	-1.8	-2.3	18.6%	-21.1%
Gain (loss) attributable to equity holders of the controller	7.4	7.0	6.7	5.8%	4.1%

(1) Includes Distribution cost and Administrative expenses

(2) Includes Gross Profit, Distribution cost and Administrative expenses and Other Income by Function.

(3) Includes Financial Income and Equity in income of associates and joint ventures accounted for using the equity method net of tax.

(4) Includes Other expenses by function and Financial expense.

	Revenue Breakdown
	(in million Ch$)
	Year Ended December 31,			% Change	% Change
	2014	2013	2012	2014/2013	2013/2012

Domestic market – wine	59,981	57,233	61,673	4.8%	-7.2%
Domestic market – other products	41,645	31,955	28,420	30.3%	12.4%
Export markets	396,185	306,519	278,451	29.3%	10.1%
Argentina domestic	5,040	6,684	7,491	-24.6%	-10.8%
Argentina exports	15,794	13,672	14,178	15.5%	-3.6%
U.S.A. (Fetzer)
	57,127	51,066	49,389	11.9%	3.4%
Other	7,542	8,492	8,647	-11.2%	-1.8%
Total revenues
	583,313	475,622	448,250	22.6%	6.1%
52

	Sales of Bottled Wine Breakdown
	Sales (in million Ch$)			% Change
	2014	2013	2012	2014/2013	2013/2012

Domestic market – wine	59,964	57,144	61,573	4.9%	-7.2%
Export markets	394,308	305,373	277,889	29.1%	9.9%
Argentina domestic	4,190	6,035	6,851	-30.6%	-11.9%
Argentina exports	15,794	13,672	14,178	15.5%	-3.6%
U.S.A. (Fetzer)	55,587	50,921	49,324	9.2%	3.2%

	Sales (in thousand liters)
	2014	2013	2012	2014/2013	2013/2012

Domestic market – wine	62,658	59,160	61,934	5.9%	-4.5%
Export markets	197,984	180,113	175,437	9.9%	2.7%
Argentina domestic	3,852	4,449	5,311	-13.4%	-16.2%
Argentina exports	8,813	8,712	9,500	1.1%	-8.3%
U.S.A. (Fetzer)	18,448	19,958	19,582	-7.6%	1.9%
53

Year ended December 31, 2014 compared to year ended December 31, 2013
(Figures expressed in Chilean pesos (Ch$))

For the Year Ended December 31,		2014	2013	Change 14/13
Revenues (million Ch.$)		583,313	475,622	22.6%
	Wine	534,126	435,175	22.7%
	Others	49,187	40,448	21.6%
Volume (million 9 liter cases)		35.6	32.6	9.4%
	Wine	33.2	30.7	8.2%
	Others	2.5	1.9	28.1%
Cost (million Ch.$)		362,601	311,387	16.4%
	Wine	323,517	281,933	14.7%
	Others	39,084	29,454	32.7%
Gross Margin (million Ch.$)		220,712	164,235	34.4%
	Wine	210,609	153,242	37.4%
	Others	10,103	10,993	-8.1%

Revenues. Total revenues increased 22.6% to Ch$ 583,313 million from Ch$475,622 million in 2013.

Wine. Total revenues from wine sales increased 22.7% to Ch$ 534,126 million from Ch$ 435,175 million in 2013. The growth was led by increases in most markets in terms of value and volume, highlighting the increase in export markets (CL, AR & US); higher exchange rate and higher average sale price in Export Market and U.S. Domestic Market.

Domestic Market Wine. Total domestic wine sales (including bulk) increased by 4.8% to Ch$59,981 million in 2014 from Ch$57,233 million in 2013. Bottled domestic wine sales increased 4.9% to Ch$59,964 million in 2014 from Ch$57,144 million in 2013. This result reflects a growth of 5.9% in volumes and a 0.9%% lower average price. Sales of bulk wine during the period totalled Ch$17.6 million.

Non premium wine sales decreased 0.2%, as a combined effect between lower average price and higher sale volumes. We highlight the 21.0% growth in the premium (and above) category in value. Premium wines represented 28.0% of the bottled domestic sales in 2014 and 22.9% in 2013. The growth is the resultant of the strategy and focus on growth in this segment which has sought to protect the value of our brands and focus ourselves strongly on wholesalers, liquor stores and trade channels (such as restaurants, caterers, hotels, bars and pubs).

According to AC Nielsen, domestic volumes remained stable during 2014. In this scenario, Concha y Toro decreased its market share to 27.1% in 2014, in comparison to the 28.5% registered in 2013, in terms of volume.

Export Revenues. Total export sales (including sales of bulk) from Chile and sales distribution subsidiaries, totaled Ch$396,185 million, representing an increase of 29.3%.

Export sales of bottled wine increased 29.1% totaling Ch$394,308 million as compared to Ch$305,373 million in 2013. The growth was driven by a 9.9% increase in commercialized volumes and 17.5% in the average export price in Chilean pesos. In US dollars, bottled export sales from Chile and sales distribution subsidiaries, increased 12.1% totaling US$ 688 million.

Despite the difficult economic environment that affected consumption in 2014, we experienced increased salesvolumes in all export regions led by South America, Asia, Africa and Europe. Bottled sales in South America, Asia, Africa and Europe increased 31.2%, 23.1%, 21.3% and 14.1%, respectively. In the U.S. volume sales increased 1.0%; in UK increased 16.9% and Canada increased 7.6%.

Argentine Operations. Revenues from our Argentine business (it considers only wine sales and excluding shipments to distribution subsidiaries) increased 2.3% to Ch$20,833 million driven by an increase of 15.7% in exports and a decrease of 27.5% in domestic sales. This situation is partly explained by a decrease in the average price (export and domestic) offset by higher volume in export markets.. For 2014, Trivento’s exports of bottled wine (excluding shipments to distribution subsidiaries) totaled 979 thousand cases registering a growth of 1.1% in volume in comparison to 2013. Exports in US dollar terms decreased 0.4% to US$27.7 million.

Domestic bottled wine sales in the Argentine market totaled US$7.3 million and 428 thousand cases, decreasing 37.6% in value (US dollars) and 13.4% in volume.

U.S.A. (Fetzer). In 2014 Fetzer wine sales totaled Ch$57,127 (US$99.5 million) considering 2,050 thousand cases (excluding shipments to distribution subsidiaries) In 2014 wine sales of Fetzer represented 9.8% of the total sales, and 6.3% of the total commercialized bottled volume .

Other . Other revenues comprise sales of the distribution of spirits, beers, enery drinks and mineral water; fees for bottling services; sales of fruit and other revenues increased 21.6% to Ch$49,187 million.

Domestic sales regarding the distribution of spirits, energy drinks, mineral water, premium beer and mineral water were carried out by the domestic distribution subsidiary Comercial Peumo and totaled Ch$43,649 million in 2014, representing an increase of 30.3%. The growth in the distribution business is explained by the two digits growth in the distribution of Diageo’s products, premium beers and energy drinks. In 2013 Comercial Peumo started the distribution of Monster energy drink, four years after the incorporation to the distribution business of the Diageo’s portfolio in 2009. The commercialized volumen increased 28.1% totaling 2.5 million cases during 2014.

Cost of Sales. For the period, the total cost of sales increased 16.2% to Ch$362,601 million (US$ 635.7 million) from Ch$ 311,387 million (US$ 628.8 million) in 2013. Cost of sales as a percentage of total sales decreased to 62.2% from 65.5%.

Wine. In 2014, total cost of wine sales registered an increase of 14.7% totaling Ch$323,517 million. Cost of sales as a percentage of total wine sales decreased to 60.6% from 64.8%, manly explained by higher commercialized volumes that dilute costs over higher volumes. The exchange rate also had a positive impact, considering that the exposure to foreign currencies is lower at the costs level in comparison to the revenues.

Others. In 2014, total cost of other sales registered an increase of 32.7% totaling Ch$39,084 million. Cost of sales as a percentage of total other sales increased to 79.5% from 72.8%. The distribution business of spirits, beers, energy drinks and mineral water increase 31.2% totaling Ch$ 32,114. The exchange rate had a negative impact, considering that most of the spirits, beers and energy drinks are imported products.

Gross Profit. Gross profit increased 34.4% to Ch$220,712 million in 2014. As a percentage of sales, the gross margin moved to 37.8% from 34.5% in 2013. This change is driven by lower costs of grape and higher commercialized volumes.

Wine. In 2014, the gross profit registered an increase of 37.4.% totaling Ch$210,609 million. The increased is explained by the effects mentioned above, highlighting the growth in volumes and a higher exchange rate based on the depreciation of Chilean peso against most of the currencies that the Company trades.

Others. In 2014, the gross profit registered a decrease of 8.1% explained by the combined effect between an increase in revenues of 21.6% offset by 32.7% of higher costs.

Selling, General and Administrative Expenses (SG&A). Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 22.9% to Ch$156,830 million. As a percentage of revenues, SG&A increased to 26.9% from 26.8% in 2013. The increase is mainly explained by higher commercialized volumes, a major relative participation of the distribution subsidiaries in the export markets and a higher exchange rate.

Operating Income. Operating Income (includes Gross Profit, Distribution cost and Administrative expenses and Other Income and expenses by function) increased 74.0% to Ch$63,010 million compared to the Ch$36,213 million in 2013. As a percentage of sales, the operating margin increased from 7.6% to 10.8%.

Non-Operating Income. Non-operating income (includes Financial Income and Equity in income of associates and joint ventures accounted for using the equity method net of tax) increased to Ch$4,431 million from Ch$2,991 million in 2013. The increase in the Non-Operating Income is mainly explained by an increase of the profit registered in “Equity in income of associates and joint ventures accounted for using the equity method net of tax”. In this regard, the higher profit is a resultant of an increase in the Net Income registered in Viña Almaviva of 13.9% that totaled Ch$ 2,292 million and the increase in the Net Income registered in Excelsior Wine Company of 14.4% that totaled Ch$ 5,082 million, during 2014.

Financial Expenses. Financial expenses increased 10.4% to Ch$10,432 million from Ch$9,710 million in 2013. The increase in the financial expenses is mainly explained by a higher exchange rate, which impacted negatively on the debt demoninated in U.S. dollars. For further details on interest expenses, see Note 31 of the Consolidated Financial Statements.

Foreign currency exchange gain (losses) and Income (expenses) by adjustment units. Foreign currency exchange gain (losses) and Income (expenses) by adjustment units produced a gain of Ch$701 million in 2014 compared to a gain of Ch$12,877 million in 2013. For detail on foreign exchange differences, see Note 31 of the Consolidated Financial Statements.

Profit attributable to non-controlling interest. Profit attributable to non-controlling interest totaled Ch$600 million.

Profit attributable to equity holders of the controller. Profit attributable to equity holders of the controlling interest for the period increased 12.7% to Ch$ 37,398 million from Ch$33,174 million.

Income Tax Expense. In 2014 law No. 20,780 was approved in Chile which set a gradual increase in the corporate tax rate from fiscal year 2014 until fiscal year 2018. The law increased existing applicable rates for upcoming years that are used for the calculation of the temporary differences as follows, 21.0%, 22.5%, 24.0%, 25.5 % and 27% for the fiscal years 2014, 2015, 2016, 2017, 2018 and beyond, respectively. For the fiscal year 2014, the increase in the corporate tax rate generated an increase in deferred tax expense of Th.Ch$ 5,653,899 and consequently an increase in the effective tax rate to 32.62% compared with 20.68% rate registered in 2013. The effect of the increase in the corporate tax rate to 21% generated an increase in the deferred tax expense impacting negatively the net income for the fiscal year 2014 as is describe above.

Year ended December 31, 2013 compared to year ended December 31, 2012
(Figures expressed in Chilean pesos (Ch$))

For the Year Ended December 31,		2013	2012	Change 13/12
Revenues (million Ch.$)		475,622	448,250	6.1%
	Wine	435,175	411,183	5.8%
	Others	40,448	37,067	9.1%
Volume (million 9 liter cases)		32.6	31.9	2.2%
	Wine	30.7	30.5	0.4%
	Others	1.9	1.3	43.8%
Cost (million Ch.$)		311,387	302,963	2.8%
	Wine	281,933	271,646	3.8%
	Others	29,454	31,317	-5.9%
Gross Margin (million Ch.$)		164,235	145,287	13.0%
	Wine	153,242	139,537	9.8%
	Others	10,993	5,750	91.2%

Revenues. Total revenues increased 6.1% to Ch$ 475,622 million from Ch$448,250 million in 2012.

Wine. Total revenues from wine sales increased 5.8% to Ch$ 435,175 million from Ch$ 411,183 million in 2012. The growth in sales was driven by an increase in export markets in terms of value, volume and average sales price. The commercialized volume totaled 30.7% representing an increase of 0.4% in comparison to 2012.

Domestic Market Wine. Total domestic wine sales (including bulk) decreased by 7.2% to Ch$57,233 million in 2013 from Ch$61,673 million in 2012. Bottled domestic wine sales decreased 7.2% to Ch$57,144 million in 2013 from Ch$61,573 million in 2012. This result reflects a 4.5% decrease in volumes and a 2.8% lower average price. Sales of bulk wine during the period totalled Ch$89 million.

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

Export Revenues. Total export sales (including sales of bulk) from Chile and sales distribution subsidiaries, totaled Ch$306,519 million, representing an increase of 10.1%.

Export sales of bottled wine increased 9.9% totaling Ch$305,373 million as compared to Ch$277,889 million in 2012. This increase was driven by a 2.7% increase in volumes sold and a 7.0% increase in average export prices in Chilean pesos. In US dollars, bottled export sales from Chile and sales distribution subsidiaries, increased 6.7% totaling US$ 650 million.

Despite the difficult economic environment that affected consumption in 2013, we faced increases in volumes in some markets such as Asia and Europe in general. Bottled sales in Asia increased 12.8% by volume and sales volumes to Europe increased 3.3.

In the U.S., sales decreased by 4.7%, in the UK sales decreased by 0.9%, and in Canada, sales decreased by 5.7% .

Central America/Caribbean and South America sales increased by 9.3% and 7.6%, respectively.

Argentine Operations. Revenues from our Argentine business (considering only wine sales and excluding shipments to distribution subsidiaries) decreased 6.1% to Ch$20,356 million following a 1.4% decrease in exports and a decrease of 15.3% in domestic sales. This situation is partly driven by the increases in the average price, as a consequence of the repositioning of the brand in higher price points. For the whole year 2013, Trivento’s exports of bottled wine (excluding shipments to distribution subsidiaries) totaled 968,046 cases with a 8.3% volume decrease over 2012. Exports in US dollar terms decreased 5.5% to US$27.6 million.

Domestic bottled wine sales in the Argentine market totaled US$12.2 million and 494,356 cases, decreasing 13.9% in value (US dollars) and 16.2% in volume.

U.S.A. (Fetzer). In 2013 Fetzer wine sales totaled Ch$51,066 (US$103 million) considering 2,217,540 cases (excluding shipments to distribution subsidiaries). For the year, sales of Fetzer represented 11.0% of the total sales, and 7.2% of the total bottled volume of wines sold.

Others. Other revenues comprise sales of the distribution of spirits, beers, enery drinks and mineral water; fees for bottling services; sales of fruit and other revenues increased 9.1% to Ch$40.448 million during 2013.

Domestic sales regarding the distribution of spirits, energy drinks, mineral water, premium beer and mineral water were carried out by the domestic distribution subsidiary Comercial Peumo and totaled Ch$33,564 million in 2013, representing an increase of 10.7%. The growth in the distribution business is explained by growth in the registered on the distribution of premium beers and mineral water. In 2013 Comercial Peumo started the distribution of Monster energy drink, four years after the incorporation to the distribution business of the Diageo’s portfolio in 2009. The commercialized volumen increased 43.8% totaling 1.9 million cases during 2013.

Cost of Sales. For the period, the total cost of sales rose 2.8% to Ch$311,387 million (US$ 625.6 million) from Ch$ 302,963 million (US$ 623.9 million) in 2012. Cost of sales as a percentage of total sales decreased to 65.5% from 67.6%.

Wine. In 2013, total cost of wine sales registered an increase of 3.8% totaling Ch$281,933 million. Cost of sales as a percentage of total wine sales decreased to 64.8% from 66.1%, manly explained by a lower grape cost after both historical volume harvest in 2012 and 2013; and a higher exchange rate in some export currencies.

Others. In 2013, total cost of other sales registered a decrease of 5.9% totaling Ch$29,454 million. Cost of sales as a percentage of total other sales decreased to 72.8% from 84.5%.

The distribution business of spirits, beers, energy drinks and mineral water increase 31.2% totaling Ch$ 32,114. The exchange rate had a negative impact, considering that most of the spirits, beers and energy drinks are imported products.

Gross Profit. Gross profit increased 13.0% to Ch$164,235 million in 2013. As a percentage of sales, the gross margin moved to 34.5% from 32.8% in 2012.

Wine. In 2013, the gross profit registered an increase of 9.8% totaling Ch$153,242 million. The increased is explained by the effects mentioned above: lower grape cost and higher exchange rate in some export currencies.

Others. In 2013, the gross profit registered an increase of 91.2% totalling Ch$ 10.993 explained by the combined effect between an increase in revenues of 9.1% offset by 5.9% of higher costs.

Selling, General and Administrative Expenses (SG&A). Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 14.4% to Ch$127,610 million. As a percentage of revenues, SG&A increased to 26.8% from 24.8% in 2012.

Operating Income. Operating Income (includes Gross Profit, Distribution cost and Administrative expenses and Other Income and expenses by function) increased 0.1% to Ch$36,213 million compared to the Ch$36,164 million in 2012. As a percentage of sales, the operating margin decreased from 8.1% to 7.6%.

Non-Operating Income. Non-operating income (includes Financial Income and Equity in income of associates and joint ventures accounted for using the equity method net of tax) decreased to Ch$2,991 million from Ch$3,806 million in 2012.

Financial Expenses. Financial expenses increased 10.4% to Ch$9,710 million from Ch$8,792 million in 2012. For more details on interest expenses, see Note 31 of the Consolidated Financial Statements.

Foreign currency exchange gain (losses) and Income (expenses) by adjustment units. Foreign currency exchange gain (losses) and Income (expenses) by adjustment units produced a gain of Ch$12,877 million in 2013 compared to a gain of Ch$9,591 million in 2012. For detail on foreign exchange differences, see Note 31 of the Consolidated Financial Statements.

Profit attributable to non-controlling interest. Profit attributable to non-controlling interest totaled Ch$435 million.

Profit attributable to equity holders of the controller. Profit attributable to equity holders of the controlling interest for the period increased 10.5% to Ch$ 33,174 million from Ch$30,022 million.

Impact of Foreign Currency Fluctuations

Over 81% of the Company’s revenues are related to foreign sales which are nominated in U.S. dollars, Euros, Sterling Pounds, Canadian dollars, Argentine pesos, Brazilian reais and Swedish and Norwegian crowns. At the same time, approximately 50% of the Company’s expenses are also denominated in foreign currency (the Company purchases part of the bottles, corks and Tetra Brik containers in prices mainly set in U.S. dollars), creating a natural currency hedge. The Company enters into forward foreign exchange agreements to minimize its exposure to the risks of changes in foreign exchange rates. See Item 11  — “Quantitative and Qualitative Disclosures About Market Risk.”

To the extent that U.S. dollar-denominated revenues exceed U.S. dollar-denominated operating costs, the Company’s results of operations will be impacted by the difference between the changes in exchange rates and the Chilean rate of inflation.

The rates of nominal depreciation of the Chilean peso against the U.S. dollar in 2014 and 2013 were 15.2% and 1.7% respectively, using average exchange rates.

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

B. Liquidity and Capital Resources

Liquidity

In 2014, the Company’s main source of liquidity was cash generated by its operating activities, which amounted to Ch$20,811 million. This was used for payments of financial debt and the financing of investments during the year. The cash flow for Financing Activities totaled Ch$22,906 and the cash flow used in Investment Activities was Ch$27,274. In the Company’s opinion, its working capital of Ch$261,279 million as of December 31, 2014 is sufficient for the Company’s present requirements.

On December 31, 2014, the Company cash and other cash equivalents totaled Ch$30,304 million and approximately USD$ 364,041 million was available under undrawn bank lines of credit.

Before accounting for the effect of inflation on cash and cash equivalents, the Company generated positive cash flow for the year 2014 of Ch$16.443, which was primarily the result of a positive cash flow from the operating activities totaling Ch$ 20,811 million; a negative cash flow from the investing activities totaling Ch$ 27,274 million; and a positive cash flow from the financing activities totaling Ch$ 22,906. In2013 the Company generated negative cash flow of Ch$47,023, and in 2012 the Company generated positive cash of Ch$38,898 million. The effect of variations in exchange rates resulted in an increase of Ch$1,110 million in 2014, while in 2013 and 2012, the effect of variations in exchange rate was an increase of Ch$1,145 million and a decrease of Ch$877 million, respectively.

Net cash flows from operating activities were Ch$20,811 million in 2014. The net increase is mainly explained by higher sales that come from major commercialized volumes during 2014 (9.4%). This increase was offset by higher production costs in line with the increase in volume sales and a negative impact from the raise of the corporate tax rate in the Chilean economy. The increase in the deferred tax expense (as a resultant of the increase in the corporate tax rate) totaled Ch$ 5,653,899. In 2013 and 2012 the net cash flow from operating activities totaled Ch$26,982 million and Ch$18,804 million, respectively.

Net cash flow provided by financing activities totaled a profit of Ch$22,906 during 2014. In 2014 the Company issued two bonds to prepay the bond issued in 2005 and address the maturities of short-term debt during 2015; these bonds are a 6-year and 24-year bond, respectively, that were issued on September 11, 2014, for UF 1.0 million each (Ch$24,627 million as of December 31, 2014) on the local market at an interest rate of 2.18% and 3.49% per year. In 2013 the net cash flow provided by financing activities was negative by Ch$ 47,023 million, and totaled Ch$48,648 in 2012.

Net cash flow used in investing activities was Ch$27,274 million in 2014. The principal investments in the purchasing of property, plant and equipment were focused in the agriculture area comprising the acquisition of new properties and the developing and planting of vineyards in estates purchased in previous years, investments on the oenology regarding the expansion of vinification and cellar capacity, and the acquisition of barrels. In 2013 and 2012 the net cash flow used in investing activities was Ch$27,254 millionCh$28,554 million.

The Company’s total assets increased 8.0% from Ch$849,863 million as of December 31, 2013 to Ch$918,011 million as of December 31, 2014.

Current liabilities increased 8.1%, to Ch$212,646 million as of December 31, 2014 from Ch$196,709 million as of December 31, 2013. Short term financial debt decreased to Ch$61,270 million in December 2014 from Ch$68,019 million in December 2013.

Long-term liabilities, corresponding to debt to financial institutions and a three bonds, increased to Ch$216,322 million as of December 31, 2014, from Ch$185,270 million as of December 31, 2013. One of the significant long term liabilities of the Company is a 6-year bond that were issued on November 14, 2012, for UF 1.5 million (Ch$36,941 million as of December 31, 2014) on the local market at an interest rate of 3.5% per year. In 2014 the Company issued two bonds to prepay the bond issued in 2005 and address the maturities of short-term debt during 2015; these bonds are a 6-year and 24-year bond, respectively, that were issued on September 11, 2014, for UF 1.0 million each (Ch$24,627 million as of December 31, 2014) on the local market at an interest rate of 2.18% and 3.49% per year. The principal payments for the 6-year bond will be made on semi-annual installments that begin on March 2018 and interest payments will be made on a semi-annual basis and began September 2014. The principal payments for the 24-year bond will be in semi-annual installments that begin on March 2025 and interest payments will be made on a semi-annual basis and began in September 2014. Covenants associated with the issuance of bonds payable are detailed in Note 34 to the Financial Statements — Contingencies and Restrictions. Bond covenants require the Company to maintain certain financial ratios. Among them, the Company is required to (1) maintain an indebtedness ratio (the ratio of current and long-term liabilities to shareholders’ equity plus minority interest) no greater than 1.4 times; (2) maintain, at all times, during the life of the present bond issuance, minimum equity of five million UF; and (3) maintain at all times an interest coverage ratio (the ratio of operating income plus depreciation plus operating amortization to interest expenses) of a minimum of 2.5 times. As of December 31, 2014, the Company is in compliance with all bond covenants and has a consolidated indebtedness ratio of 1.07 times, equity of Ch$442,980 million or 18.0 million UF and an interest coverage ratio is 8.15 times.

As of December 31, 2014, the Company’s total interest-bearing financial debt amounted to Ch$246,934 million of which, Ch$53,738 million was short term debt and Ch$193,196 million was long term debt with maturities to 2018 for its bank debt and 2026 for the bond debt. Approximately 93.1% of financial debt has a fixed-rate and is denominated in Pesos, U.S. dollars, Euros, Brazilian Reais, Pounds Sterling and Argentine Pesos.

For further detail on interest bearing debt and financial instruments used for hedging as of December 31, 2014, see Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

Capital Expenditures

Total capital expenditures which include additions to Property, Plant and Equipment and other permanent investments were Ch$ 27, 956 million in 2014, Ch$ 29,147 million in 2013 and Ch$28,309 million in 2012. Capital expenditures in 2014 in the agriculture area comprise the acquisition of new properties and the development and planting of vineyards in estates purchased in previous years. Investments in the oenology included the expansion of vinification and cellar capacity, acquisition of barrels and the acquisition of new cellars. In Argentina, new investment was oriented to vineyard development and cellar facilities. The estimated capital expenditure budget for 2015 would be around Ch$24.000 million (approximately US$40 million), which includes the development of the new land acquired in the previous years, increases of storage and fermentation facilities, expansion of the bottling plants and the acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines, however, this figure is preliminary and still needs to be approved by the board of directors. The following table sets forth the Company’s capital expenditures for the different areas for the years 2014, 2013 and 2012.

	Capital Expenditures(1)
	(in million Chilean pesos (Ch$))
Area:	2014	2013	2012
Agriculture(2)	10,180	9,643	11,992
Oenology, technical and bottling facilities	12,677	13,546	11,009
Vina Trivento (Argentina)	1,482	1,467	1,790
Fetzer (United States)	1,327	1,807	2,471
Administration and other subsidiaries	1,586	1,863	1,048
Southern Brewing Company acquisition	—	820	—
Wine Retail Company acquisition (3)	705

Total	27,956	29,147	28,309

(1) The investment figures in this table correspond to amounts net of V.A.T., while figures in the Consolidated Statements of Cash Flows include V.A.T.

(2) Agriculture expenditures consist of investments in agricultural equipment and activities in order to develop new vineyards and bring them to commercial production and to maintain or expand production at existing vineyards.

(3) The Wine Retail acquisition considers the purchase of the 35% interest of the Company.

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

C. Research and Development, Patents and Licenses, etc.

Viña Concha y Toro has been part of the Vine and Wine Business Technology Consortium (Vinnova) since 2006, together with other industry company members of Vinos de Chile A.G. (a wineries association) and the local universities Pontificia Universidad Católica de Chile, Universidad de Santiago and Universidad de Concepción. The company has channeled resources through these institutions for research in the agricultural and enological areas.

Since 2011 the company has workrd on developing, in collaboration with the Universidad Andrés Bello the “abatement curve”, an important indicator used to evaluate the efficiency of the projects in terms of CO2 emissions. Through these institutions, the Company has channeled resources for research in agriculture and winemaking (oenology) areas and obtained relevant information to advance in its Sustainable Development Strategy.

Through the Institute of Ecology and Biodiversity (IEB), Concha y Toro is conducting an inventory of flora and fauna in the 3,272 hectares of native forest certified by CONAF as part of the Sustainable Forest Conservation and Wilderness Areas.

In 2012 the Company began a collaboration with the Center for Global Change at the Catholic University to carry out a project on estimating the accumulated carbon in forests and vineyards of the company. This delivered results in 2013, providing us with an estimate of the environmental benefits resulting from CO2 absorption in this natural sink.

Internationally, the company developed a pilot project to assess its water footprint in conjunction with the Dutch organization “Water Footprint Network” and Fundación Chile. This methodology will allow other wineries in the world to be able to measure their water footprint with this model, and the methodology for the company to do its own internal measurements.

During 2014, Concha y Toro, as leader of the Chilean wine industry, contributed to its development through the creation of its Research and Innovation Center, in the Maule valley, Chile’s Seventh Region. The Center is a clear progress towards applied research and became a place of encounter and knowledge exchange between winemakers and researchers.

This initiative represented an initial investment of US$5 million and its modern purpose-built modular facility of 16,150 square feet houses a laboratory with state-of-the-art equipment, an experimental cellar, and tasting and extension rooms. The Center for Research and Innovation has a team of top researchers, who will conduct research in the areas of: genetic material, viticulture, winemaking processes, product design and market.

Also, through strategic alliances and agreements with prestigious institutions, the Center will have international networks that will allow it to promote activities, projects and programs to strengthen its work, establishing institutional contacts to develop joint projects, and other kinds of cooperation.

D. Trend Information

The most significant trend affecting the Chilean wine industry and the Company’s results in recent years has been the global economic downturn which has impacted wine consumption in general and especially in Europe. Because of this downturn, the industry is focusing on emerging markets such as Asia, Latin America and Africa. The wine market showed adjustments in consumption during the last years, decreasing in some markets and increasing in others, with interesting commercial opportunities in new consumer areas such as Asia, Latin America and United States. The width and depth of the Concha y Toro portfolio allows the Company to respond quickly and address market demands, and its clear branding strategy has allowed the Company to improve its sales generally.

In addition, during 2012 and 2013, the Chilean peso registered a strong appreciation against all major currencies that the Company and the Chilean industry operates, having a considerable impact over a wine industry that exports around 70% of its production. In 2014, an inflection point was reached and the Chilean peso started to depreciate against major currencies. On another front, the industry has faced increasing competition in both the domestic and the export markets as a result of increasing number of competitors, greater availability of wine and the different producer countries trying to enhance their positioning worldwide.

In the Chilean domestic market, the Company faced a challenging market situation of increased competition coupled with sluggish consumption in the popular (Tetra Brik) wines segment in favor of its main substitute, beer. According to AC Nielsen wine consumption in Chile decreased by 0.8% in 2014 and decreased 3.3% in 2013 Under these conditions, and in line withthe Company’s efforts to improve profitability in this market the Company has focused on the premium segment, a segment the Company believes has demonstrated itself asan interesting growth opportunity. The Company will continue to evaluate its domestic strategy in relation to its lower-priced wines.

In the export markets, the Company has faced increasing competition in some key markets, as the global depreciation of the new world wine producers’ currencies has made them more competitive on price, and has increased the competition in the major markets. Notwithstanding this increased competition, the Company has been able to increase its export sales in value. The most important region for the Company in terms of volume for the past three years has been Europe, especially the UK. The establishment of a subsidiary in the United Kingdom has allowed the Company to strengthen its position in this market. The Company believes it is well established in Continental Europe, the United States and Latin America.

With respect to consumption trends, the Company believes that there is a major trend towards the consumption of varietal wines in general and certain varietal wines in particular, in its major export markets, principally the United States, Europe, Asia and Canada. The Company has tailored its new grape plantings to respond to this trend. In addition, the Company has experienced a shift in the global consumption trends towards a major consumption New World wines including wines from Australia, Chile, the United States, South Africa and Argentina.

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

F. Tabular Disclosure of Contractual Obligations

The table below is a summary of the Company’s contractual obligations as of December 31, 2014:

	Payments due by period

		Less than	1 - 3	3 - 5	More than
	Total	1 Year	Years	Years	5 Years
	(in millions of Ch$)
Contractual Obligations
Long-term debt obligations (1)	198,044	64,141	64,461	44,171	25,271
Capital lease obligations (2)	4,625	818	1,577	800	1,430
Interests payable to banks and bonds obligations (3)	21,545	3,908	4,759	2,850	10,028
Purchase obligations (4)	16,597	6,977	7,197	2,151	272
Total	240,811	75,845	77,993	49,972	37,001

(1) Includes Payables to Banks, bonds, leasing, related accounts and provisions.

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

At the annual general shareholder’s meeting held on April 28, 2014, the entire Board of Director was subject to election. The directors elected for a new three year term were Alfonso Larraín Santa María, Rafael Guilisasti Gana, Mariano Fontecilla de Santiago Concha, Francisco Marín Estévez, Pablo Guilisasti Gana, Sergio de la Cuadra Fabres and Jorge Desormeaux Jiménez.

The following table lists each director of the Company, his current position, his age as of March 31, years with the Company and year of appointment to the Board of Directors:

		Age at	Years with	Current
		March 31,	the	Position
Name	Position	2015	Company	Held Since
Directors:
Alfonso Larrain Santa Maria	Chairman	78	45	1998
Rafael Guilisasti Gana	Vice Chairman	61	36	1998
Mariano Fontecilla de Santiago Concha	Director	90	40	1995
Francisco Marin Estevez	Director	75	32	1982
Pablo Guilisasti Gana	Director	60	10	2005
Sergio de la Cuadra Fabres	Director	73	10	2005
Jorge Desormeaux Jimenez	Director	64	3	2011

The following provides biographical information about the Directors of the Company.

Alfonso Larraín Santa María, Chairman

Businessman. Chairman of the board of Viña Concha y Toro since 1998, a position from which he has striven to strengthen the company’s image of prestige in the world’s main markets. He joined the company as director in 1969 and has been chief executive (1973-1989) and vice-chairman of the board (1989-1998). Over this time, he has pursued a strong policy of opening the Company to opportunities in external markets. In the 1980s, he also served for two periods in the presidency of the Association of Chilean Wine Exporters and Bottlers. He is also currently a director of Viñedos Emiliana and the Santiago Chamber of Commerce.

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

His experience in the financial area includes the positions of Chief Executive Officer of Viñedos Emiliana S.A., a company mainly focused on wine exports. Since April 2005, he is a member of the Directive Board of Sociedad de Fomento Fabril (“Sofofa,” the Chilean manufacturers’ association). In December 2008, he was elected President of the Confederación de la Producción y del Comercio (CPC), which is an industrial association representing the most important productive sectors of the country. He is director of Corpbanca S.A. and member of its Audit Committee since 2012, a local banking institution and president of Viñedos Emiliana. Mariano Fontecilla De Santiago Concha, Director Law studies. Former Chilean ambassador to Norway, Spain and Italy. Direct descendant of the first Marqués de Casa Concha and of the founder of the Company, Don Melchor Concha y Toro. Made an honorary member of the Chilean Brotherhood of Wine for his contribution to Chilean wines. Director of the Company for several periods, initially in 1949 yet most recently since 1995. Former President of Viñedos Emiliana 1998-2004. Currently, he is the diplomatic coordinator of Chile’s National Congress. Francisco Marín Estévez, Director Agricultural Engineer. He has served as Director of the Company since 1982. Broad experience in the private sector. Pablo Guilisasti Gana, Director Commercial Engineer. Joined Concha y Toro in 1978 and worked as Export Manager until 1986. He became director of Concha y Toro in 1999.

Between 1986 and 1999 he was General Manager of Frutícola and in 1999 elected Director. Between 1998 and 2004 he was Director of Viñedos Emiliana.

Currently is a Director of Fruticola Viconto And President of Comercial Greenvic S.A.

Sergio de la Cuadra Fabres, Director Mr. De la Cuadra is a Commercial Engineer from the Pontificia Universidad Católica de Chile, M.A. and recived a Ph.D. from the University of Chicago (1968). His broad and outstanding professional career includes positions at the country’s most important monetary institutions, particularly as Director, Vice President and President of the Banco Central de Chile (Central Bank of Chile) and as Minister of Finance in 1982. Mr. De la Cuadra has also been a Director of the Chilean Electronic Stock Exchange and an international consultant to several Latin American countries. Currently he is also a Director of other well-known Chilean companies like Petroquim S.A. and Gasco S.A. Jorge Desormeaux Jiménez, Director Mr. Desormeaux, graduated as Commercial Engineer from Catholic University of Chile in 1973, receiving the “Raúl Yver Award” to the top student of his class. In 1974 he was awarded a Fulbright Scholarship to follow a Ph. D. Program in Economics at the Massachusetts Institute of Technology (MIT). Between 1979 and 2010 he was Associate Professor at the Economics Institute of Catholic University, in the areas of Macroeconomics and International Economics. Between 1999 and 2010 he taught Macroeconomics at the MBA Program of that university. On December 1999 he became a Member of the Board of the Central Bank of Chile for a period of 10 years.

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

He is currently a member the Board of Directors of AntarChile and Universidad Diego Portales, where he was elected Vice Chairman in January 2014. Since April 2010 he is also external economic adviser to Banco de Chile and several domestic companies.

Name	Position	Age at March 31, 2015	Years with the Company	Current Position Held Since
Eduardo Guilisasti Gana	General Manager (Chief Executive Officer)	62	36	1989
Andrés Larraín Santa María	Agricultural Manager	76	41	1978
Osvaldo Solar Venegas	Corporate Administration and Finance Manager (Chief Financial Officer)	53	27	2010
Cristián Ceppi Lewin	Corporate Export Manager South Zone	48	24	2006
Thomas Domeyko Cassel	Corporate Export Manager North Zone	48	21	2006
Cristián López Pascual	Corporate Export Manager Asia	43	19	2010
Carlos Halaby Riadi	Oenology Manager	62	25	2000
Enrique Tirado Santelices	Head Oenologist Don Melchor	48	22	1999
Daniel Duran Urízar	Process and Information Technology Manager	43	20	2010
Isabel Guilisasti Gana	Marketing Manager Origin Wines	57	18	2004
Tomás Larraín León.	Negotiation and Operation Manager	48	24	2013
Juan Cristóbal Goycoolea N	Marketing Manager Global Brands	40	15	2010
Cecilia Cobos	Human Resources Manager	46	2	2013

Subsidiaries
Adolfo Hurtado Cerda	General Manager Viña Cono Sur	44	17	2000
Paul Konar Elder	General Manager Viña Maipo y Quinta de Maipo	41	18	2010
Giancarlo Bianchetti G.	General Manager Fetzer Vineyards	43	15	2011

The following provides biographical information about the executive officers of the Company.

Eduardo Guilisasti Gana, Chief Executive Officer

Civil Engineer. Joined the Company in 1978 as Commercial Manager. Appointed CEO in 1989. Under his leadership the Company initiated a broad vineyard and cellar-oriented investment plan and expansion in the export markets. Highlights of this period include the Company’s consolidation of a worldwide sales network that includes 135 countries and the strengthening of the leadership position in the sale of fine wines in each market segment and the strong growth and increase in the market value of the Company. In addition, through the adoption of viticulture research and technology, the winery has transformed into a leader in the industry. He is director of Viña Almaviva, Southern Brewing Company S.A. and Molymet S.A. Also he is President of Viña Cono Sur S.A.

Andrés Larraín Santa María, Agricultural Manager

He entered in the Company at 1971 and has been the Agricultural Manager since 1978 and responsible for advancing new grape types and plantings as well as the running of every vineyard. Directs a multidisciplinary team including executives, technicians, administrative staff and skilled labor. He is former president and Vice Chairman of Frutícola Viconto.

Osvaldo Solar Venegas, Chief Financial Officer

Commercial Engineer. Has been in charge of financial matters since 1992, initially as Financial Manager and since September 1996, as Administration and Financial Manager. Duties include managing and developing the financial area, human resources, accounting and administrative divisions. In January 2010 he was named Corporate Administration and Finance Manager. He is a director of Industria Corchera, Corchera Gomez Barris S.A.,VCT Group of Wineries Asia, Fundación Cultura Nacional and Southern Brewing Company S.A.

Cristián Ceppi Lewin, Corporate Export Manager South Zone

Commercial Engineer. Began his career at the Company as Product Manager for the Fressco and Tocornal ranges. Assumed the position of Marketing Sub-Manager for liquors and in 1992 became Marketing Sub-Manager for popular wines. Held the position of Marketing Manager from 1994 to 1996. Commercial Manager until assuming the position of General Manager at Comercial Peumo S.A. In December 2000, he was appointed Export Manager for the South Zone and in 2006 he was appointed Corporate Export Manager. He is also director of VCT & DG México S.A. de C.V.

Thomas Domeyko Cassel, Corporate Export Manager North Zone

Commercial Engineer. Joined the Company in January 1994 as Deputy CFO. Appointed International Business Manager in 1996. Moved to Mendoza, Argentina in 1997 as General Manager of Viña Trivento. Appointed Export Manager for the North Zone in December 2000 and Corporate Export Manager North Zone in 2006. He is also director of Concha y Toro UK Limited, Concha y Toro Sweden AB, Concha y Toro Finland OY, Concha y Toro Norway AS, VCT Norway A and Viña Cono Sur S.A.

Cristián López Pascual, Corporate Export Manager Asia

Publicist. In 1996, joined the marketing department of the export division. In December 2000 he joined the team that started the operation of Concha y Toro UK as Co-Manager of this subsidiary in the position of Commercial Director. In 2005, he was appointed General Manager of Concha y Toro UK, achieving in this period significant growth. As of January 2010 he was appointed Corporate Export Manager Asia. He is also director of VCTGroup of Wineries Asia Pte. Ltd. and VCT Japan Company Ltd.

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

Carlos Halaby, Oenology Manager

Oenologist. Distinguished by the National Association of Winemaking Agronomy Engineers in Chile for presenting the “Best Viticulture Dissertation of 1980,” Carlos Halaby joined the Company in 1990. After a decade with the Company and serving as head winemaker for fine wines until March 2000, he assumed the position of Oenology Manager. Technical and administrative responsibility for the Company’s Oenology Area. He is also director of Viña Cono Sur S.A.

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

Lia Vera Perez-Gacitua

Civil Engineer. Joined the Company in 2007 as Head of Costumer Services for Europe, Cono Sur and Japan. Since January 2013 is the Supply Chain Manager.

José Jottar Nasrallah

Commerecial Enginner, Joined the Company in 1999 as Planning Manager. In 2003 was appointed as Assistant Manager of Costumer Services. Between 2010 and 2014 lived in Argentina and served as CEO of Trivento Bodegas y Viñedos S.A. In 2014 was repatriated assuming as CEO of Comercial Peumo Limitada

Cecilia Cobos Zepeda, Human Resources Manager

Commercial Engineer and MBA. She has solid experience in human resources working in prestigious companies as Emel, Fasa and Codelco. Joined the Company as Human Resources Manager in 2013.

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

Paul Konar Elder, General Manager Viña Maipo y Viña Palo Alto.

Agricultural Engineer. Joined the Company’s Commercial department in 1997. In 2006 named Export Manager North Zone. In 2010 named General Manager of Viña Maipo and Viña Palo Alto, currently known as Quinta de Maipo.

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

Family Relationships

Eduardo Guilisasti Gana, Rafael Guilisasti Gana, Pablo Guilisasti Gana and Isabel Guilisasti Gana are siblings. Alfonso Larraín Santa María and Andrés Larraín Santa María are brothers. Tomás Larraín León is the son of Andrés Larraín Santa María.

B. Director and Officer Compensation

In accordance with the Company’s By-Laws, directors’ compensation for any given fiscal year is determined annually at the general shareholders’ meeting occurring in the immediately following fiscal year. Compensation paid in 2014 in respect of 2013 equaled 1.3% of the net profits of the Company. The amount of 300 UF per month has been allocated to cover the executive responsibilities of the chairman of the Board.

The following table sets forth the compensation paid to each of the directors of the Company in 2014, 2013 and in 2012.

	Directors’ Compensation
	Total Compensation
	(in thousands of Ch$)
	2014	2013	2012
Attendance:
Alfonso Larraín Santa María	61,608	55,755	93,753
Rafael Guilisasti Gana	61,608	55,755	93,753
Francisco Marín Estévez	61,608	55,755	93,753
Mariano Fontecilla de Santiago Concha	61,608	55,755	93,753
Sergio de la Cuadra Fabres	61,608	55,755	93,753
Pablo Guilisasti Gana	61,608	55,755	93,753
Jorge Desormeaux Jiménez	61,608	55,755	62,502
Christian Skibsted Cortés			31,251
Remuneration:
Alfonso Larraín Santa María	86,430	81,426	78,759
Remuneration Directors’ Committee:
Rafael Guilisasti Gana	20,536	18,585	31,251
Sergio de la Cuadra Fabres	20,536	18,585	31,251
Jorge Desormeaux Jiménez	20,536	18,585	20,834
Christian Skibsted Cortés			10,417
Total	579,294	527,466	828,783
For the year ended December 31, 2014, the aggregate amount of compensation paid by the Company to senior managers, managers and to managers of the Company subsidiaries, totaling 193 executives, was approximately Ch$18,893 million.

C. Board Practices

Members of the current Board of Directors were elected at the Annual General Shareholders’ Meeting held on April 28, 2014 and will serve until April 2017, assuming no vacancies occur. The Company’s executive officers are appointed by the Board of Directors and hold office at the discretion of the Board.

There are no service contracts between the directors of the Company and the Company or any of its subsidiaries providing for benefits upon termination of a director’s employment.

In compliance with the current Chilean rules and regulations, a Directors’ Committee was established at the Company on May 23, 2001. As of April 28, 2014, the Directors’ Committee members are Sergio de la Cuadra Fabres (President), Jorge Desormeaux Jiménez and Rafael Guilisasti Gana. The primary functions of the Directors’ Committee include:

reviewing balance sheets and financial statements and reports from accounting oversight bodies and auditors;

proposing external auditors and credit risk rating companies to the Board;

examining background information regarding the Company’s operations with related persons;

reviewing managers’ and executive officers’ compensation plans; and

monitoring internal control systems used at Viña Concha y Toro and its affiliated companies.

The Directors’ Committee convened on twelve separate occasions during the fiscal year 2014. The following were among the principal activities of the Directors’ Committee during 2014, Annual Activity Report:

At the Directors Committee (“Committee”) of March 6th, the Members s agreed to request that KPMG, Ernst & Young, BDO and RSM submit proposals to be appointed the Company’s external auditor for the period 2014. Such proposals would be submitted for the approval of the Committee, the Board of Directors and finally the Shareholders.

On March 27th, KPMG presented to the Committee various issues related to the external auditing of the Company. Such information was approved and the Committee agreed to submit it for the approval of the Board Of Directors. Additionally, at such meeting the Committee also approved the Company’s Balance, Financial Statements, the Annual Report and KPMG’s  “Final Report of Internal Control” stating (through a letter to the “Committee”) that in accordance with the internal control  there were no difficulties detected that might impact the Company’s Financial Statements. The Committee also took note of the invitation to Auditing Company’s to be appointed as external auditing for the period 2014. Moreover, the Committee agreed to propose to the Board of Directors the appointment of the Rating Agencies “Humphreys Clasificadora de Riesgo Limitada” and “Feller-Rate Chile Clasificadora de Riesgo Limitada”. Finally the Committee approved various related transactions as well as non-auditing services provided by KPMG.

At the Committee’s April 24th Meeting, the General Corporative Auditor of the Company briefed the Committee on the Company’s Code of Crime Prevention and the Anonymous Accusation System. The Auditor also referred to the irregularities detected at the Company’s Distribution Center “Vespucio II-”. Lastly, a report on the status of the proposals of external auditing for the period 2014 was presented.

On April 28th the decisions of the Shareholders General Meeting were reported to the Committee regarding the appointment of Members,  its president as well as the budget assigned to the Committee.

At the May 29th Committee, the 2013 Report of Related Transactions and the 2013 Related Transaction pertaining to the purchase of grape and wine were acknowledged and approved. Additionally the General Auditor attended and reported on the different auditing procedures the Company applied internally and to its subsidiaries.

At the June 26th Meeting, the General Corporative Auditor updated the Committee on the auditing process applied internal and to the Company’s subsidiaries and the Auditor’s report of the were approved.

 At the July 31st Meeting the Committee analyzed and approved the Company’s related transactions. The Members also approved the Auditor’s Annual Plan proposed by KPMG.

At the Committee of August 27th the first semester financial report was discussed and approved.

At the September 24th Meeting the Committee approved a new report of the Corporate General  Auditor, updating the different auditing procedures the Company applied internally and to its subsidiaries. There followed a further brief of the Company’s Code of Crime Prevention, the Anonymous Accusation System, the Corporate Library, the Score Card, the “Fixed Asset Controlling Project”, and the auditing plan. The Committee agreed to request the implementation of various actions to improve the current processes of the internal auditing.

At the October 30th meeting the Members acknowledge and approved the related transactions with the subsidiary Cono Sur S.A.

At the November 27th meeting, the Committee reviewed and approved the third semester financial report (up to September 30th). Additionally, it reviewed and approved the General Corporative Auditor’s report relating to certain aspects of the internal control of the Company. The Committee requested assistance of the General Corporative Auditor’s to communicate within the Company the internal control procedures and help for a cultural change in relating to the better compliance of such procedures.

At the last meeting of December 23rd the 2014 Preliminary Internal Control of KPMG was acknowledged and approved (letter to the Executives of the Company).  It was agreed to verify the findings of the internal control that were identified in the letter to the Executive in the corresponding Financial Statements.

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

D. Employees

As of December 31, 2014, 2013, 2012, and 2011 the Company’s Chilean operations had 2,592 2,746, 2,631and 2,821 employees, respectively. Personnel employed in the Company’s foreign subsidiaries totaled 843 employees as of December 31, 2014. The Company also hires temporary workers during the harvesting season, which in 2014 averaged 1,309 temporary workers.

Ten labor unions represent an aggregate of approximately 869 of the Company’s employees (approximately 152 administrative employees, 107 sales employees and 610 plant employees). Labor relations with unionized personnel are governed by collective bargaining agreements negotiated in 2012–2014 that expire in 2015–2017. The Company believes that has a good working relationship with its labor unions; however, the Company is unable to predict the outcome of any future negotiations with such labor unions. Upon the expiration of a contract in May 2013, Concha y Toro employees went on a 45 day strike. The strike ended because the company was able to reach a satisfactory agreement that included better work conditions for the employees. There are four contracts that expire in 2015; both parties intend to negotiate and the Company expects to formalize an agreement without any problems.

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

All of the company’s workers receive an annual bonus, which correspond at least to one monthly salary, proportion to their salary and date of entry of the calendar year. This bonus does not consider temporary workers and employees who work by commissions.

E. Share Ownership

The following table reflects the number of shares owned indirectly by the directors and executive officers and their percentage ownership of the Company at February 28, 2015. Executive officers not listed do not own shares.

Share Ownership of Directors and Senior Management(1)

	No. of Shares	% of Total
	Owned	Subscribed Shares(2)
Eduardo Guilisasti Gana(3)	178,671,286	23.9%
Rafael Guilisasti Gana(3)	177,027,404	23.7%
Pablo Guilisasti Gana(3)	181,828,383	24.3%
Isabel Guilisasti Gana(3)	4,704,942	0.6%
Alfonso Larraín Santa María(4)	82,203,409	11.0%
Francisco Marín Estévez(5)	65,721,040	8.8%
Mariano Fontecilla de Santiago Concha(6)	27,157,875	3.6%
Osvaldo Solar Venegas (7)	190,076	—	(*)
Thomas Domeyko C. (8)	28,557	—	(*)
Cristián Ceppi Lewin (9)	50,294	—	(*)
Carlos Halaby Riadi(10)	224,690	—	(*)
Adolfo Hurtado Cerda(11)	211,200	—	(*)
Enrique Tirado Santelices (12)	10,876	—	(*)
Daniel Durán Urízar(13)	10,286	—	(*)
Giancarlo Bianchetti Gónzalez(14)	50,513	—	(*)
Cristián Goycolea Nagel(15)	6,040	—	(*)
José Jottar Nasrallah(16)	4,205	—	(*)
Paul Konar Elder(17)	7,030	—	(*)

Directors and Executive Officers in the aggregate	383,284,269	51.31%

(1)	Shares held directly and indirectly through investment companies and not individually owned.
(2)	Calculated on the basis of 747,005,982 outstanding shares on February 28, 2014.
(3)	Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”) are the sons of Mr. Eduardo Guilisasti Tagle, the former Chairman of the Company. Isabel Guilisasti Gana is the sister of the Family Principal Shareholders. Mr. Eduardo Guilisasti Tagle died on August 20, 1998. The shares attributed to each Family Principal Shareholder include 87,615,431 and 85,274,628 shares held by Inversiones Totihue S.A. (“Totihue”) and Rentas Santa Bárbara S.A. (“Santa Bárbara”), respectively, as well as shares held directly or indirectly by members of such Family Principal Shareholder’s immediate family and affiliated entities. Totihue and Santa Bárbara are controlled by the Family Principal Shareholders pursuant to powers of attorney granted by the board of directors of Totihue and Santa Bárbara. Each power of attorney grants any two Family Principal Shareholders, acting together, the power to, among others, vote or direct the voting of, or dispose or direct the disposition of, the shares held by Totihue or Santa Bárbara, as the case may be. Mr. Eduardo Guilisasti Gana is the Company’s General Manager, Mr. Rafael Guilisasti Gana is the Company’s Vice Chairman and Mr. Pablo Guilisasti Gana is a director of the Company. Ms. Isabel Guilisasti Gana was named Marketing Manager Origin Wines on July, 2004. The address for Mr. Eduardo Guilisasti Gana and Mr. Rafael Guilisasti Gana is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The address for Mr. Pablo Guilisasti Gana is c/o Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile. The address for Ms. Isabel Guilisasti Gana is Viña Concha y Toro S.A., Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The other Family Principal Shareholder, Mr. José Guilisasti Gana, is neither director nor executive officer of the Company. The address for Mr. José Guilisasti Gana is Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile.
74

(4)	Mr. Alfonso Larraín Santa María is the Company’s Chairman of the Board. The number of shares attributed to Mr. Larraín includes 991,849 shares held by his brother Andrés Larraín Santa María and 273,840 shares held by his brother in-law, Carlos Saavedra Echeverría (managers of the Company), shares held by other members of his family and affiliated entities and also includes 26,964,775 shares held by Fundación Cultura Nacional (“Cultura Nacional”). Cultura Nacional is a Chilean non-profit institution which primarily funds grade school religious education. Mr. Alfonso Larraín Santa María is the Chairman of Cultura Nacional. Mr. Larraín’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(5)	Mr. Francisco Marín Estévez is a director of the Company. The number of shares attributed to Mr. Marín includes shares owned by members of his family and affiliated entities. Mr. Marín’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(6)	Mr. Mariano Fontecilla de Santiago Concha is a director of the Company. The number of shares attributed to Mr. Fontecilla includes shares owned by members of his family and affiliated entities. Mr. Fontecilla’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(7)	Mr. Osvaldo Solar Venegas is the Company’s Corporate Administration and Finance Manager. Mr. Osvaldo Solar is Director of Cultura Nacional, foundation that holds 26,964,775 shares of the Company. Mr. Solar’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(8)	Mr. Thomas Domeyko C. is Corporate Export Manager North Zone. Mr. Domeyko’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(9)	Mr. Cristián Ceppi L. is Corporate Export Manager South Zone. Mr. Ceppi’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(10)	Mr. Carlos Halaby R. is Eonology Manager. Mr. Halaby’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(11)	Mr. Adolfo Hurtado C. is General Manager of Viña Cono Sur. Mr. Hurtado’s address is c/o Viña Cono Sur, Avenida Nueva Tajamar 481, Torre Sur, Piso 21, Santiago, Chile.
(12)	Mr. Enrique Tirado S. is Oenology Manager Don Melchor. Mr. Tirado’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(13)	Mr. Daniel Durán U. is Technology and Information Manager. Mr. Durán’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(14)	Mr. Giancarlo Bianchetti G. is General Manager of Fetzer Vineyards. Mr. Bianchetti’s address is c/o Fetzer Vineyards, 12901 Old River Road Hopland, CA, USA 95449.
(15)	Mr. Cristóbal Goycolea Nagel is Marketing Manager for Global Brands. Mr. Goycolea’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(16)	Mr. Jose Jottar Nasrrallah is General Manager of Trivento. Mr. Jottar’s address is c/o Trivento Bodegas y Viñedos S.A., Canal Pescara 9347, Russell C.P. 5517, Maipu, Mendoza, Argentina.
(17)	Paul Konar Elder is General Manager of Viña Maipo and Viña Palo Alto. Mr. Konar’s address is c/o Viña Palo Alto, Virginia Subercaseau 210, Pirque, Santiago, Chile.
(*)	Less than 1%.

ITEM 7:             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company’s only outstanding voting securities are the shares of its Common Stock. According to the Company’s shareholder records, the Company’s 747,005,982 shares of Common Stock outstanding were held by 1,329 shareholders of record as of February 28, 2015. There are no differences in the voting rights of the shareholders. Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.

The principal shareholders of the Company are Inversiones Totihue S.A. (“Totihue”), Rentas Santa Bárbara S.A. (“Santa Bárbara”), Banco de Chile (third party account Chapter XIV), Banco Itaú (third party account Chapter XIV), Inversiones Quivolgo S.A., Fundación Cultura Nacional (“Cultura Nacional”), Banco Santander (third party account Chapter XIV), Inversiones GDF S.A., ,, Constructora Santa Marta Ltda. (“Santa Marta”), Agroforestal e Inversiones Mahiue Ltda., The Bank of New York (according to Circular 1375 issued by the S.V.S. on February 12, 1998, hereinafter “Circular 1375 S.V.S.,” which states that the Depositary shall be the shareholder of record of the shares underlying the ADS), Inversiones La Gloria Ltda. (“La Gloria”), Foger Gestión Patriminial Ltda (“Foger”), Inversiones Rauten Ltda (“Rauten”) and AFP Provida S.A.

Santa Bárbara and Totihue are investment companies controlled by Eduardo Guilisasti Gana, Rafael Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”). Inversiones GDF S.A., Santa Marta, La Gloria and Quivolgo are investment companies controlled by directors of the Company.

For information concerning the beneficial ownership in shares of Common Stock of the Family Principal Shareholders and other Directors and Executive Officers of the Company, see Item 6  — “Directors, Senior Management and Employees — Share Ownership”. The following table sets forth certain information concerning direct ownership of the Company’s Common Stock with respect to the principal holders of the outstanding subscribed shares of Common Stock.

	As of December 31st,
	2014		2013		As of February 28, 2015
Principal Shareholders	Owned	Subscribed	Owned	Subscribed	Owned	Subscribed

Inversiones Totihue S.A. (2)	87,615,431	11.73%	87,615,431	11.73%	87,615,431	11.73%
Rentas Santa Bárbara S.A. (2)	85,274,628	11.42%	85,274,628	11.42%	85,274,628	11.42%
Banco de Chile Cta de Terceros	62,150,708	8.32%	36,501,601	4.89%	68,650,246	9.19%
Banco Itau Cta de Terceros	59,801,955	8.01%	50,264,439	6.73%	58,958,204	7.89%
Inversiones Quivolgo S.A.(4)	31,348,071	4.20%	31,348,071	4.20%	31,348,071	4.20%
Fundación Cultura Nacional (5)	26,964,775	3.61%	26,964,775	3.61%	26,964,775	3.61%
Banco Santander Cta de Terceros	25,877,437	3.46%	18,038,643	2.41%	22,485,640	3.01%
Inversiones GDF S.A. (6)	24,492,173	3.28%	24,492,173	3.28%	24,492,173	3.28%
Constructora Santa Marta Ltda. (7)	22,293,321	2.98%	22,293,321	2.98%	22,293,321	2.98%
Agroforestal en Inv. Maihue Ltda	22,159,144	2.97%	22,159,144	2.97%	22,159,144	2.97%
The Bank of New York (1)	18,491,040	2.48%	21,719,100	2.91%	18,064,000	2.42%
Inversiones La Gloria Ltda.(4)	16,200,000	2.17%	16,200,000	2.17%	16,200,000	2.17%
Foger Gestion Patriminial Ltda	15,640,089	2.09%	15,074,960	2.02%	15,640,089	2.09%
Inversiones Rauten Ltda	13,094,621	1.75%	13,094,621	1.75%	13,094,621	1.75%
AFP Provida S.A. (3)	11,644,697	1.56%	17,890,464	2.39%	11,630,297	1.56%
Total Largest 15 Shareholders	523,048,090	70.02%	488,931,371	65.45%	524,870,640	70.26%

Other Shareholders	223,957,892	29.98%	258,074,611	34.55%	222,135,342	29.74%

Total	747,005,982	100%	747,005,982	100%	747,005,982	100%

(1)	Depositary Bank for the ADS.
(2)	Investment Company controlled by the Guilisasti Family (“Family Principal Shareholders”).
(3)	Chilean Pension Fund.
(4)	Investment Company controlled by Mr. Alfonso Larraín Santa María.
(5)	Cultura Nacional is a Chilean nonprofit institution. Shares are attributed to Mr. Alfonso Larraín, its Chairman.
(6)	Investment Company controlled by Mr. Mariano Fontecilla de Santiago Concha.
(7)	Investment Company controlled by Mr. Francisco Marín Estévez.

In August 1999, members of the Guilisasti family and other affiliated parties entered into a Shareholders’ Agreement relating to, among other issues, the transfer and voting of Common Stock. An English translation of such Shareholders’ Agreement was previously filed and is listed as Exhibit 3.4  to this Annual Report. See Item 19  — “Exhibits.”

Pursuant to the Shareholders’ Agreement, each party that is a holder of Common Stock agreed to provide to Totihue and Santa Bárbara the right to purchase all or part of any shares the selling shareholder wishes to sell from time to time. In addition, both Santa Bárbara and Totihue agreed to provide to one another rights to purchase all or part of any Common Stock it wishes to sell from time to time. If a shareholder gives notice of a proposal of sale, Santa Bárbara and Totihue have 30 days from the date of receipt to accept the offer (in whole or in part) to purchase the selling shareholder’s Common Stock subject to the proposed sale.

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

The Shareholders’ Agreement is of indefinite duration and may be modified or terminated pursuant to a written agreement signed by the shareholders who are party to the Shareholders’ Agreement and, in the aggregate, hold no less than 75% of the Common Stock subject to the Shareholders’ Agreement.

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

Viñedos Emiliana.

Viñedos Emiliana is a Chilean corporation (sociedad anónima abierta) which produces wines for export and domestic markets and is listed on the Chilean Exchanges. Viñedos Emiliana was originally a subsidiary of the Company until 1986, when the Company distributed shares of Viñedos Emiliana to the Company’s then existing shareholders. Although Viñedos Emiliana is a separate corporation, the Company and Viñedos Emiliana remain under common control. Certain principal shareholders of the Company own directly and indirectly approximately 58.15% of Viñedos Emiliana’s outstanding capital stock and, additionally, the Company and Viñedos Emiliana have other common shareholders. Viñedos Emiliana’s seven-member Board of Directors includes two of the Company’s seven directors (Rafael Guilisasti Gana and Alfonso Larraín Santa María). Viñedos Emiliana and the Company have various business dealings, the most significant of which are described below.

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

In 2014, the Company recognized Ch$644 million in revenues from Viñedos Emiliana, or 0.11% of total revenues, including mainly revenues from sales in bottling fees and sales of raw materials. The Company recognized revenues from Viñedos Emiliana of Ch$422 million and Ch$482 million, in 2013 and 2012 respectively. In 2014, the Company paid Viñedos Emiliana Ch$262 million in licensing fees. For the years 2013 and 2013, the Company paid Viñedos Emiliana Ch$123 and Ch$459 million, respectively.

From time to time, the Company engages in other transactions with Viñedos Emiliana, including purchases of wine in bulk at market prices, grapes and other raw materials. In 2014, 2013 and 2012 total purchases from Viñedos Emiliana totaled Ch$1,141 million, Ch$378 million and Ch$824 million respectively.

Frutícola Viconto (“Frutícola”).

Frutícola is the Company’s principal customer for fruit. In 2014, 2013 and 2012 the Company sold Ch$10 million, Ch$10.6 million and Ch$10.5 million, respectively, of fruit to Frutícola for export. The Company also purchases grapes from Frutícola for vinification. In 2014, 2013 and 2012, the Company did not purchase any fruit from Frutícola which is a Chilean corporation (sociedad anónima abierta) listed on the Chilean Exchanges. Frutícola was formerly a subsidiary of the Company until 1986 when the Company distributed Frutícola shares to the Company’s then existing shareholders.

The Company and Frutícola are under common control. One of the Company’s seven directors is member of Frutícola’s seven-member Board of Directors (Pablo Guilisasti Gana). Mr. Andrés Larraín Santa María, the Company’s Agricultural Manager and Mr. Felipe Larraín Vial, son of the Company’s Chairman, are also directors of Frutícola. Certain Principal Shareholders directly and indirectly own approximately 52.05% of the outstanding common stock of Frutícola.

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

Industria Corchera is the primary cork supplier for the Company. The Company purchased Ch$5,822 million, Ch$2,053 million and Ch$5,280 million of cork and other raw material from Industria in 2014, 2013 and 2012 respectively. The Company believes that the price and terms it receives from Industria Corchera are equivalent to those available from its other cork suppliers. Mr. Osvaldo Solar Venegas, the Company’s CFO is director of Industria Corchera as well as the Company’s Vice President Rafael Guilisasti Gana. Pablo Guilisasti Gana, Concha y Toro’s Directo also acts as deputy director of Industria Corchera. Andrea Benavides Hebel, Finance Manager of Concha y Toro is also Deputy Director of Industria Corchera.

Viña Almaviva.

Viña Almaviva is a 50-50 joint venture company between the Company and Baron Philippe de Rothschild. The Company purchases from Almaviva used French oak barrels (used during one aging season) and the Almaviva wine that is sold in Chile through Comercial Peumo. Total purchases from Almaviva in 2014, 2013 and 2012 were Ch$770 million, Ch$72 million and Ch$197 million respectively. In addition, the Company sells to Almaviva raw materials and services. Sales to Almaviva totaled in 2014, 2013 and 2012, Ch$242 million, Ch$236 million and Ch$173 million respectively.

One of the Company’s seven directors is members of Viña Almaviva’s six-member Board of Directors (Eduardo Guilisasti Gana and (Rafael Guilisasti Gana). The Companys’ CEO is also a director of Almaviva. Mr. Felipe Larraín Vial, the son of the Company’s Chairman is CEO of Viña Almaviva.

Excelsior Wine Company.

On July 13, 2011, Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. entered into an agreement with Banfi Vintners, former distributor of Concha y Toro’s product in United States, to create a new company between them, called Excelsior Wine Company, LLC. to be registered in the state of Delaware, U.S. Excelsior Wine Company, LLC. will be managed by Banfi and VCT USA, Inc. Excelsior Wine Company, LLC. distributes the Chilean wines of Concha y Toro and the Argentine wines of Trivento in the United States. Excelsior Wine Company, LLC. distributes the brands “Little Black Dress” and “Five Rivers” that belong to our subsidiary in California, Fetzer Vineyards. Sales to Excelsior totaled Ch$31,371 million in 2014, Ch$30,622 million in 2013 and Ch$27,990 million in 2012.

One of the Company’s seven directors is member of Excelsior Wine Company six-member Board of Directors (Rafael Guilisasti Gana). Mr. Giancarlo Bianchetti, the CEO of the subsidiary Fetzer Vineyards, is also director of Excelsior Wine Company as well as the CEO of Concha y Toro, Mr. Eduardo Guilisasti Gana.

Southern Brewing Company S.A.

On May 13 2011, the Company purchased 40% of the capital stock of Southern Brewing Company S.A, a brewing company owner of the brand of Chilean beers “Kross”. On that same date, Southern Brewing Company S.A. and Comercial Peumo Ltda, signed a distribution agreement for the distribution of Kross products ehich is currently in force. In April 15, 2013, the shareholders of Southern Brewing Company S.A. agreed to an increase of capital which resulted in an increase of Concha y Toro’s interest to 49%.

Mr. Eduardo Guilisasti Gana, the Company’s CEO, is a director of Southern Brewing Company S.A. as well as the Company’s CFO, Mr. Osvaldo Solar Venegas. The Company purchases the Kross Beer that is sold in Chile from Southern Brewing Company S.A. through Comercial Peumo. Total purchases from Southern Brewing Company S.A. in 2014, 2013 and 2012 were Ch$ 1,198 million, Ch$1.076 million and Ch$1.066 million respectively.

Related Transaction With Entities in Which the Directors and Executive Officers Have an Equity Interest. The Company purchases small quantities of grapes, plants and other services from entities in which several of its directors, executive officers or members of their families have interests. In 2014, 2013 and 2012, the Company purchased an aggregate of approximately Ch$4,716 million, Ch$3,198 million and Ch$5,267 million respectively, of such goods and services from such entities, and sold grapes and other services to these entities for Ch$ 9 million in 2014, Ch$ 59 million in 2013 and Ch$ 22 million in 2012.

Other. Besides formal requirements, Title XVI and Article 147, in particular, of the Chilean Corporation Law requires any related party transaction to be in Company’s interest and subject to terms and conditions customarily prevailing in the market at the time of its approval. Directors, managers and principal officers of companies that violate Article 147 are liable for losses resulting from such violation. In addition, Article 147 of the Chilean Corporation Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be immediately informed by the compromised Director to the boards of directors and shall only be approved if the absolute majority of the directors consider that the transaction is beneficial for the social interest. Chilean law requires that an interested director abstain from voting on such a transaction. If the absolute majority of the director is obliged to abstain for voting on any particular transaction, the transaction shall only be approved unanimously by the independent directors or by an a extraordinary shareholders meeting. See Item 10  — “Additional Information — Memorandum and Articles of Incorporation— Directors” for further information relating to conflict of interest transactions. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholder’s meeting. Violation of Article 147 may result in administrative or criminal sanctions and civil liability to the Company and shareholders or interested third parties who suffer losses as a result of such violation. The Company believes that it has complied with the requirements of Article 147 in all transactions with related parties during fiscal year 2013.

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

Wine Exports

Viña Concha y Toro and its subsidiaries export from Chile to 145 countries. Concha y Toro is the largest exporter in Chile. The Company also exports wine from Argentina through the subsidiary, Trivento Bodegas y Viñedos. Trivento is the fourth largest wine exporter by volume in Argentina. See “Item 4: Information on the Company — Company Sales — Argentina”. In addition, since 2011, after Fetzer’s acquisition, the Company started to export from the United States. Fetzer is the seventh largest exporter among Californian wineries. See “Item 4: Information on the Company — Company Sales — United States”

The following table presents wine exports (including exports from Chile, Argentina and United States) by volume, in Chilean pesos and as a percentage of total sales for the last three years.

Exports by Volume and Value
	2014	2013	2012
Exports (thousand – liters)	211,888	192,294	185,849
% of total sales	70.9%	69.6%	67.6%
Exports (Ch$ million)	416,854	328,721	294,924
% of total sales	71.5%	68.5%	65.5%

Legal and Arbitration Proceedings

The Company is not involved in any litigation or arbitration proceedings which, if determined adversely to the Company, individually or in the aggregate, would have a material adverse effect on the Company and its subsidiaries taken as a whole, nor to the Company’s knowledge are any such proceedings threatened.

The subsidiary of the Company in Argentina, Trivento Bodegas y Viñedos S.A, is involved in three legal procedures with the Argentinean Federal Tax Bureau (“AFIP”). AFIP has challenged Trivento’s revenue declarations for years 2002, 2003, 2004, 2005 and 2006. If the court ultimately decides against Trivento, Trivento could be required to pay an aggregate amount equivalent to approximately Ch$ 2.792 million (approx. US$ 5.1 million). The three above cases are in the stage of appeal.

The subsidiary of the Company in Brazil, VCT Brasil Importación y Exportación Limitada, has been challenged by the Secretaria da Fazenda do Estado de São Paulo. This institution is demanding the reimbursement of unpaid ICMS-ST (local VAT). VCT Brasil Importación y Exportación Limitada has presented its defense in local courts. If finally local courts decide against VCT Brasil Importación y Exportación Limitada, VCT Brasil Importación y Exportación Limitada could be required to pay an aggregate amount equivalent to approximately Ch$ 16,2239.887 million (approx. US$ 29,216 million).

Finally the Servicios de Impuestos Internos (Chilean IRS) has challenged the Company’s tax return for the year 2010 and 2011 in relation to the depreciation applied by the Company for it fixed assets (estanques). The Company filed a Tax Claim in the 4° Tribunal Tributario y Aduanero de la Región Metroipolitana. If the court ultimately decides against the Company, Concha y Toro could be required to pay an aggregate amount equivalent to approximately Ch$ 2.079 million (approx. US$ 3.3 million).

Policy on Dividend Distributions

In accordance with Chilean law, the Company must distribute cash dividends equal to at least 30% of the Company’s annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the shareholders and unless and to the extent that the Company has accumulated losses. If there is no net income in a given year, the Company may elect, but is not legally obliged, to distribute dividends out of retained earnings. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADS may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively is required to receive a dividend in cash.

The Company’s dividend policy approved at the general shareholders’ meeting is to distribute 40% of net earnings excluding the earnings generated by Fetzer. For fiscal year 2014, interim dividends Nos. 256, 257 and 258 of Ch$3.00 per share were paid on September 30, 2014, December 30, 2014 and March 31, 2015, respectively. A final dividend No. 259 of Ch$15 per share was declared to pay on May 22, 2015 based on earnings registered during 2014 fiscal year. Total dividends disbursed against the profits of 2014 fiscal year totaled 40% of earnings, excluding earnings generated by Fetzer.

For fiscal year 2015, the Board approved to pay three interim dividends of Ch$3.0 per share, charged against the earnings of 2015 fiscal year. These will be paid on September, 2015; December, 2015; and March, 2016, while the remaining profits up to a limit of 40% of the earnings (excluding the earnings generated by Fetzer) shall be disbursed in May 2016.

The above detailed dividend policy is the Board’s intent; however, fulfillment of thi policy will be contingent on cash flows. Consequently, at the annual shareholders’ meeting, the Board shall solicit shareholder approval to modify the amounts and payment dates should the necessity arise.

The following table sets forth the dividends paid per share of common stock in respect of each of the years indicated:

Total Dividends Paid
Fiscal year,	Ch$ per share (1)
2008	19.55
2009	23.70
2010	22.45
2011	26.00
2012	16.10
2013	18.90
2014	24.00

(1)	Dividends per share are expressed in pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year. The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.
81

B. Significant Changes

No significant changes have occurred since the date of our last annual financial statements.

ITEM 9:                 THE OFFER AND LISTING

Prior to the offerings of the ADS and the shares of Common Stock in October 1994, there was no public market for the Company’s securities in the United States. The Common Stock is currently traded on the Chilean Exchanges. In 2014, trading on the Santiago Stock Exchange accounted for approximately 95.7% of the trading volume of the Common Stock in Chile. The ADS are listed on the New York Stock Exchange and trade under the symbol “VCO.”

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

Annual High and Low Closing Sale Prices
	Chilean Pesos		U.S. Dollars Per
	Per Shares(2)		ADS(3)
Year Ended December	High	Low	High	Low

2007	1,375.0	800.0	55.2	29.8
2008	1,132.7	780.0	43.4	26.0
2009	1,200.1	931.0	45.0	28.5
2010	1,300.0	1,010.0	51.0	39.0
2011	1,296.0	842.0	54.4	32.6
2012	1,161.7	874.1	47.5	33.4
2013	1,010.0	900.0	40.7	33.1
2014	1,250.0	940.5	43.5	34.0

*On October 3, 2005 the ratio of 1 ADR to common stock changed from 1:50 to 1:20

	Quarterly High and Low Closing Sale Prices
	Chilean Stock Trading			ADR Trading
	Chilean Pesos			U.S. Dollars Per
	Per Shares(2)			ADS(3)
	Share			Share
Year Quarter	Volume(000)(1)	High	Low	Volume(3)	High	Low
2013
1st Quarter	85,399.8	1,000.0	915.0	238,766	42.72	38.60
2nd Quarter	61,152.5	1,010.0	900.0	322,185	40.67	37.50
3rd Quarter	42,135.2	1,000.0	900.0	383,453	39.96	35.04
4th Quarter	44,254.0	1,010.0	910.0	259,137	39.50	33.10
2014
1st Quarter	44,809.8	1,133.5	0.0	334,860	41.35	34.01
2nd Quarter	51,108.4	1,077.0	0.0	273,515	43.50	38.45
3rd Quarter	54,875.3	1,100.0	0.0	231,958	41.71	37.41
4th Quarter	47,342.5	1,104.5	0.0	252,635	41.01	35.61

Month ended
September, 2014	19,212.2	1,199.0	1,133.5	134,520	41.71	38.22
October, 2014	16,588.9	1,189.9	1,077.0	79,343	41.01	36.45
November, 2014	15,407.5	1,200.0	1,100.0	55,718	39.51	36.22
December, 2014	15,346.1	1,200.6	1,104.5	117,574	40.00	35.61
January, 2015	10,214.1	1,190.0	1,120.1	58,549	39.00	36.21
February, 2015	11,494.7	1,300.0	1,150.1	60,354	41.50	36.20

(1) Source: Volume traded in the Santiago Stock Exchange, the Chilean Electronic Exchange and the Valparaiso Stock Exchange.

(2) Source: Santiago Stock Exchange. Chilean pesos per share reflect nominal price at trade date.

(3) Source: Monthly Report-The Bank of New York. Reflects actual high/low closing prices.

According to the Company’s records, as of February 28, 2015, there were 1,329 holders of record of the Common Stock. Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.

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

If the conflicting interest transaction does not involve a “material amount,” the transaction shall be executed only with the previous approval of the Board of Directors. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of March 31, 20154, approximately Ch$ 497.2 million) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of March 31, 20154, approximately Ch$ 4972.41 million) regardless of the size of the transaction. The same procedure shall be applicable in case the transaction complies with the Company’s habitual policies and in if the Company owns directly or indirectly at least the 95% of the other party in the transaction.

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

Excelsior Wine Company, LLC, on July 13, 2011, the Company entered into a joint venture with Banfi Vintners (“Banfi”) former distributor of Concha y Toro’s product in United States, to create a new company between them, named Excelsior Wine Company, LLC. which will distribute the Chilean wines of Concha y Toro and the Argentine wines of Trivento in the United States the Chilean wines of Concha y Toro and the Argentine wines of Trivento. Excelsior Wine Company, LLC. will also distribute the brands “Little Black Dress” and “Five Rivers” that belong to the Company’s subsidiary in California, Fetzer Vineyards. For a discussion of Excelsior Wine Company, LLC see Item 4 — “Information on the Company — History and Development of the Company.” The joint venture agreement is included in this Annual Report as Exhibit 4.4.

Southern Brewing Company S.A. On May 13 2011, the Company purchase a 40% of the capital stock of Southern Brewing Company S.A, a brewing company owner of the brand of Chilean beers “Kross”. On that same date, Southern Brewing Company S.A. and Comercial Peumo Ltda, signed a distribution agreement, for the distribution of Kross products which currently in force. In April 15, 2013, the shareholders of Southern Brewing Company S.A. agreed an increase of capital that resulted in an increase of Concha y Toro’s interest to 49%.

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

The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of Ch$ 6.2 million approximately (US$10,000)); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (i.e., payments regarding import and export transactions, etc.).

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

Chapter XXVI of the former Foreign Exchange Regulations provided that access to the Formal Exchange Market for repatriation of dividend or distribution payments would be conditioned upon certification by the Company to the Central Bank of Chile that a dividend or distribution payment had been made and any applicable tax had been withheld. Cash dividends and other distributions paid by the Company with respect to ADS held by a non-Chilean resident holder are subject to a 35% Chilean withholding tax, which is withheld by the Company. However, stock dividends are deemed a non taxable event pursuant to Chilean Income Tax Law, thus, not subject to Chilean taxation. See Item 10  — “Additional Information — Taxation.”

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

Cash Dividends and Other Distributions

Cash dividends paid by the Company with respect to the ADS or shares of Common Stock held by a foreign holder will be subject to a 35% Chilean withholding tax (the “Withholding Tax”), which will be withheld and paid to the Chilean Treasury by the Company. Chile has an imputation tax system. A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the “First-Category Tax”); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. From 1991 until 2001, the First-Category Tax rate was 15% resulting in an effective dividend withholding tax rate of approximately 23.52%. For 2002, the First-Category Tax rate was 16% resulting in an effective dividend withholding tax rate of approximately 22.62% and for year 2003 the First-Category Tax rate was 16.5%. From year 2004 until 2010 the First-Category Tax rate was 17%, resulting in an effective dividend withholding tax rate of approximately 21.69%. For year 2011, the First-Category Tax rate was 20%, resulting in an effective dividend withholding tax rate of approximately 18.75%. For year 2012, the First-Category Tax rate was 18.5%, resulting in an effective dividend withholding tax rate of approximately 20.25%. For year 2013, the First-Category Tax rate was set again at 20%, with the resulting effective dividend withholding tax rate of approximately 18.75%. For year 2014, the First-Category Tax rate was set at 21%, with the resulting effective dividend withholding tax rate of approximately 17.72%. For year 2015, the First-Category Tax rate is set at 22.5%, with the resulting effective dividend withholding tax rate of approximately 16.12%. For year 2016, the First-Category Tax rate would be set at 24%, with the resulting effective dividend withholding tax rate of approximately 14.47%. According to the Law No. 20780, the Chilean Tax Regime will change on 2017, as explained herein below.

The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a non-resident holder, assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 22.5% and a distribution of 50% of the net income of the Company distributable after payment of the First-Category Tax:

Company taxable income	200.0
First-Category Tax (22.5% of Ch$200)	(45.0)
Net distributable income	155.0
Dividend distributed (50% of net distributable income)	77.5
Gross Up to compute Withholding Tax: Ch$77.5 plus Ch$22.5 First Category Tax effectively paid	(100.00)
Withholding Tax Rate 35% of Ch$100.00 equal to Ch$35; minus credit for 50% of First Category Tax (22.5%)	12.5
Net withholding tax	(12.5)
Net dividend received	65.00
Approximate effective dividend withholding rate (12.5/77.5)	16.12%

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

Effective dividend Withholding Tax rate = (Withholding Tax rate (35)) - (First-Category Tax rate (22.5))

100 - (First-Category Tax rate (22.5))

Under Chilean income tax law, dividends generally are assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of First-Category Tax that was paid by the Company. For years prior to 1991, the First-Category tax was 10%. Although this reduced First-Category Tax resulted in relatively greater amounts of distributable post-tax income for those years, the credit against the Withholding Tax for the First-Category Tax paid by the Company for those years will commensurably be diminished. Distributions of profits made with retained profits of those years, therefore, resulted in an effective dividend withholding tax rate of approximately 27.8%. Distributions of profits made with retained earnings of years 2002 and 2003, resulted or will result in an effective dividend withholding tax rate of approximately 23.52% and 22.62%, respectively. For distributions of profits generated during year 2004 until 2010, the effective dividend withholding tax is approximately 21.69%, and for distributions of profit generated on each of years 2011 and onwards, the effective dividend withholding tax was the following: (i) for those generated in 2011, approximately 18.75%; (ii) for those generated in 2012, 20.25%; (iii) for those generated in 2013, 18.75%; and (iv) for those generated in 2014, 17.72%. For distributions of profits generated on year 2015, the effective dividend withholding tax rate will be 16.12%, and for distributions of profits generated on year 2016, the effective dividend withholding tax rate will be 14.47%. According to the Law No. 20780, the Chilean Tax Regime will change on 2017, as explained herein below.

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

It is important to bear in mind that according to the Tax Reform Law from 2014 (Law No. 20780), from January 1, 2017 two Income Tax Systems will coexist between which the taxpayers must choose – and report to the IRS– within the last three months of 2016.

1) The first system is called the Income Allocation System (the “IAS”), whereby the companies shall allocate the earnings generated to their respective partners or shareholders at the end of each financial year, those who must pay the final tax –i.e., Additional Tax or Surtax–on the allocated amounts. In the event that the company or corporation decides to use this system, the corporate tax rate increase will be as follows.

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.0%
92

2) The alternative is the system called Partial Integration System (the “PIS”), whereby companies must pay tax at a rate of 27% on profits accrued during the respective period. When choosing the PIS, partners or shareholders will be taxed on a cash basis, i.e., only for those profits that were withdrawn or distributed in the corresponding commercial year, however they may only use –through a system of imputation of credits and debits- 65% of the tax paid by the firm or company.

In the event that the company or corporation decides to use this second system, the corporate tax rate increase will be as follows:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%

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

Considering the requirements of Article 107 are not met and a capital gain is realized at the time of the sale of Common Stock, such capital gain, made either by a foreign holder or by Chilean resident holder, will be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either (i) the seniority on the Common Stock is less than one year since exchanging ADS for the Common Stock, or (ii) the shareholder acquired and disposed of the Common Stock in the ordinary course of its business or may be deemed an habitual trader of shares and (iii) the transaction takes place among parties deemed related, unlikely to take place in the sale is made in a stock market. In all other cases, gain on the disposition of Common Stock will exclusively be subject to the First-Category Tax (presently imposed at a rate of 22.5%) assessed as a sole tax and no second level taxation will apply e.g. the Withholding Tax in case of non-resident holder.

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

United States

The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of the ADS or shares of Common Stock. However, it is not a full description of all tax considerations that may be relevant to a decision related to the ADS or shares of Common Stock. The discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The U.S. federal income tax treatment of a holder of ADS or shares of Common Stock may vary depending upon its particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, certain financial institutions, regulated investment companies, real estate investment trusts, persons liable foralternative minimum tax, persons holding offsetting positions in respect of the ADS or shares of Common Stock (including as part of a straddle, hedging, conversion or integrated transaction), tax-exempt entities,, broker-dealers, U.S. expatriates, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, partnerships or other pass-through entities or persons holding the ADS or shares of Common Stock through a partnership or other pass-through entity, traders that elect to mark-to-market, persons who acquired the ADS or shares of Common Stock pursuant to the exercise of any employee share option or otherwise as consideration and persons owning, directly or indirectly, 10% or more of the voting shares of the Company) may be subject to special rules not discussed below. Unless otherwise stated, the following summary is limited to U.S. Holders who hold the ADS or shares of Common Stock as “capital assets” within the meaning of Section 1221 of the Code. The discussion below also does not address the effect of any foreign, state or local tax law, or any federal tax law other than income tax law on a holder of the ADS or shares of Common Stock and does not address the Medicare contribution tax on net investment income. In addition, unless otherwise stated, the following discussion assumes that the Company is not currently and will not in the future be, classified as a “passive foreign investment company” (“PFIC”) within the meaning of the Code.

As used herein, the term “U.S. Holder” means a beneficial owner of the ADS or shares of Common Stock that is, for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate that is subject to U.S. federal income taxation without regard to the source of its income, or (iv) a trust if (1) it is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions or and (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. The term “Non-U.S. Holder” refers to any beneficial owner of ADS or shares of Common Stock other than a U.S. Holder.

The tax treatment of a partner in a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds the ADS or shares of Common Stock will generally depend on the holder’s status and the activities of the partnership. Any such holder should consult its own tax advisor.

For U.S. federal income tax purposes, holders of the ADS (or ADRs evidencing the ADS) should generally be treated as the owners of the Common Stock represented by those ADS. Accordingly, no gain or loss will be recognized upon an exchange of shares of Common Stock for the ADS or an exchange of the ADS for shares of Common Stock. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of any Chilean taxes and the availability of the reduced tax rate for any dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of the ADS and the Company if as a result of such actions the U.S. Holders of the ADS are not properly treated as beneficial owners of underlying shares of Common Stock.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADS OR SHARES OF COMMON STOCK.

Cash Dividends and Other Distributions

Subject to the PFIC rules discussed below, for U.S. federal income tax purposes, the gross amount of a distribution with respect to ADS or shares of Common Stock will include the net amount of any Chilean tax withheld (i.e., the Withholding Tax reduced by any credit for First-Category Tax paid) and will be treated as a dividend on the date of receipt by the Depositary or the U.S. Holder of such shares of Common Stock, respectively, to the extent of the Company’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes. U.S. Holders that are corporations will not be allowed a deduction for dividends received in respect of distributions on the ADS or shares of Common Stock. Distributions, if any, in excess of such current and accumulated earnings and profits as determined for U.S. federal income tax purposes will constitute a non-taxable return of capital to a U.S. Holder and will be applied against and reduce such U.S. Holder’s tax basis in such ADS or shares of Common Stock. To the extent that such distributions are in excess of such basis, the distributions will constitute capital gain.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) the ADS or shares of Common Stock, as applicable, are readily tradable on an established securities market in the United States, (2) the Company is neither a PFIC nor treated as such with respect to the U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service (“IRS”) authority, the ADS will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are the ADS (but not the shares of Common Stock). Based on existing guidance, it is not entirely clear whether dividends received with respect to shares of Common Stock may qualify as qualified dividend income because the Common Stock are not themselves listed on such a U.S. exchange. U.S. Holders should consult their own tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the ADS or shares of Common Stock.

If a dividend distribution is paid with respect to the ADS or shares of Common Stock in Chilean pesos, the amount includable in income will be the U.S. dollar value, on the date of receipt by the Depositary or the U.S. Holder of such shares of Common Stock, respectively, of the Chilean pesos amount distributed. Any subsequent gain or loss in respect of such Chilean pesos arising from exchange rate fluctuations will generally be U.S. source ordinary income or loss for U.S. Holders. If the Depositary converts the Chilean pesos to U.S. dollars on the date it receives such pesos, U.S. Holders will not recognize any such gain or loss.

Any dividends paid with respect to the ADS or shares of Common Stock will generally constitute foreign source income for foreign tax credit limitation purposes. Subject to the limitations and conditions set forth in the Code and Treasury regulations promulgated thereunder, U.S. Holders may elect to claim a credit against their U.S. federal income tax liability for the net amount of any Chilean tax withheld (i.e., the Withholding Tax reduced by any credit for First-Category Tax paid) from dividends received in respect of the ADS or shares of Common Stock. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to qualified dividend income and divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to the ADS or shares of Common Stock generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income. The rules relating to the determination of the foreign tax credit are complex and prospective purchasers should consult their personal tax advisors to determine whether and to what extent they would be entitled to such credit. A Non-U.S. Holder of the ADS or shares of Common Stock generally will not be subject to U.S. federal income tax on dividends received on the ADS or shares of Common Stock, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States. In such cases, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder. In the case of a corporate Non-U.S. Holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Capital Gains

The sale, exchange or other taxable disposition of the ADS or shares of Common Stock will generally result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s tax basis in such ADS or shares of Common Stock. If the consideration received for the ADS or shares of Common Stock is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale, exchange or other taxable disposition. However, if the ADS or shares of Common Stock are treated as traded on an “established securities market” and a holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), the U.S. dollar value of the amount realized in a foreign currency will be determined by translating the amount received at the spot rate of exchange on the settlement date of the sale. The U.S. Holder’s initial tax basis in the ADS or shares of Common Stock will be the U.S. dollar value of such holder’s cost for the ADS or shares of Common Stock. If foreign currency was used to purchase the ADS or shares of Common Stock, the cost of such ADS or shares of Common Stock will be the U.S. dollar value of the foreign currency purchase price determined by reference to the spot rate of exchange on the date of purchase. However, if the ADS or shares of Common Stock are treated as traded on an established securities market and the holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. dollar value of the cost of such ADS or shares of Common Stock will be determined by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Subject to certain exceptions and limitations, gain or loss upon the sale or other disposition of the ADS or shares of Common Stock will be long-term or short-term capital gain or loss, depending on whether the ADS or shares of Common Stock have been held for more than one year and generally will be U.S. source gain or loss. Long-term capital gains realized by individuals may be subject to tax at reduced rates. The deductibility of capital losses is subject to limitations.

As discussed above under the heading “Chile-Capital Gains,” gains realized from a sale or other disposition of shares of Common Stock by a U.S. Holder, unlike gains realized from a sale or disposition of the ADS, could be taxable in Chile. Because U.S. taxpayers generally may only take a foreign tax credit against the U.S. federal income tax liability in respect of non-U.S. source income, in the case of gains realized from the sale or other disposition of shares of Common Stock, a U.S. Holder may not be able to use the foreign tax credit for Chilean tax imposed on that gain (because such gains would generally be U.S. source for U.S. federal income tax purposes) unless such U.S. Holder can apply such foreign tax credit against its U.S. federal income tax liability in respect of non-U.S. source income.

A Non-U.S. Holder of the ADS or shares of Common Stock generally will not be subject to U.S. federal income tax on gain from the sale, exchange or other taxable disposition of such ADS or shares of Common Stock unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale, exchange or other taxable disposition and certain other conditions are met. In the case of (i), the Non-U.S. Holder will be taxed in the same manner as a U.S. Holder, while in the case of (ii) the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s U.S. source capital gains exceed such non-U.S. source capital losses. Any such gains recognized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if the corporate Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Passive Foreign Investment Company

[Based on the market price of the ADS and shares of Common Stock and the value and composition of the Company’s assets, the Company does not believe it should be treated as a PFIC with respect to its most recently closed taxable year.]3 Under the Code, a foreign corporation will be a PFIC for any taxable year in which either (1) 75% or more of its income is passive income or (2) the average percentage of the value of its assets that produce (or are held for the production of) passive income is 50% or more. If the Company was treated as a PFIC for any year during which a U.S. Holder held the ADS or shares of Common Stock, the Company will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADS or shares of Common Stock, absent a special election as discussed below. The application of the PFIC rules is subject to uncertainty in several respects, and the Company cannot assure holders that it will not be a PFIC for any taxable year. If the Company is a PFIC for any taxable year during which a U.S. Holder holds the ADS or shares of Common Stock, a U.S. Holder will be subject to special tax rules with respect to any “excess distributions” the U.S. Holder receives and any gain such holder recognizes from a sale, exchange or other taxable disposition (including a pledge) of the ADS or shares of Common Stock, unless the U.S. Holder makes a “mark-to-market” or qualified electing fund (“QEF”) election (if available) as discussed below. Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ADS or shares of Common Stock will be treated as an excess distribution.

Under these special tax rules, (i) the excess distribution or gain will be allocated ratably to a U.S. Holder over its holding period for the ADS or shares of Common Stock, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company became a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge normally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADS or shares of Common Stock cannot be treated as capital, even if the ADS or shares of Common Stock are capital assets.

In addition, if the Company is a PFIC, to the extent any of the Company’s subsidiaries are also PFICs, a U.S. Holder may be deemed to own shares in such subsidiaries that are directly or indirectly owned by the Company in that proportion which the value of the shares the U.S. Holder owns so bears to the value of all of the Company’s shares, and may be subject to the adverse tax consequences described above with respect to the shares of such subsidiaries the U.S. Holder would be deemed to own.

If the Company is a PFIC, a U.S. Holder may avoid taxation under the rules described above by making a QEF election to include such U.S. Holder’s share of the Company’s income on a current basis in any taxable year that the Company is a PFIC, provided the Company agrees to furnish the U.S. Holder annually with certain tax information. However, the Company does not presently intend to prepare or provide such information.

Alternatively, if the ADS are “marketable stock” (as defined below), a U.S. Holder can avoid taxation under the unfavorable PFIC rules described above in respect of the ADS by making a mark-to-market election in respect of the ADS by the due date (determined with regard to extensions) for such U.S. Holder’s tax return in respect of the first taxable year of such U.S. Holder during which the Company is treated as a PFIC. If a U.S. Holder makes a mark-to-market election for the ADS or shares of Common Stock, the U.S. Holder will include in income in each of the U.S. Holder’s taxable years during which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of the ADS or shares of Common Stock as of the close of the U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such ADS or shares of Common Stock. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ADS or shares of Common Stock over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADS or shares of Common Stock included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADS or shares of Common Stock, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADS or shares of Common Stock, as well as to any loss realized on the actual sale or disposition of the ADS or shares of Common Stock, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADS or shares of Common Stock. A U.S. Holder’s basis in the ADS or shares of Common Stock will be adjusted to reflect any such income or loss amounts. Further, distributions would be taxed as described above under “— Cash Dividends and Other Distributions,” except the preferential dividend rates with respect to “qualified dividend income” would not apply. A U.S. Holder will not be required to recognize mark-to-market gain or loss in respect of its taxable years during which the Company was not at any time a PFIC.

3 Subject to Company confirmation.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the New York Stock Exchange, or other market, as defined in the applicable Treasury regulations. The ADS are listed on the New York Stock Exchange and consequently, the mark-to-market election would be available with respect thereto, provided the ADS are traded in sufficient quantities. U.S. Holders of the ADS or shares of Common Stock should consult their tax advisors as to whether the ADS or shares of Common Stock would qualify for the mark-to-market election.

A U.S. Holder also generally can make a “deemed sale” election in respect of any time the Company ceases being a PFIC, in which case such U.S. Holder will be deemed to have sold, at fair market value, its ADS or shares of Common Stock (and shares of any of the Company’s subsidiaries that are PFICs, if any, that the U.S. Holder is deemed to own) on the last day of the Company’s taxable year immediately prior to the Company’s taxable year in respect of which the Company is not a PFIC. If a U.S. Holder makes this deemed sale election, it generally would be subject to the unfavorable PFIC rules described above in respect of any gain realized on such deemed sale, but as long as the Company is not a PFIC for future years, such U.S. Holder would not be subject to the PFIC rules for those future years.

A U.S. Holder that holds the ADS or shares of Common Stock in any year in which the Company or any of its subsidiaries is a PFIC would be required to file an annual information report with the IRS for each entity that is a PFIC, regarding distributions received on the ADS or shares of Common Stock and any gain realized on the disposition of the ADS or shares of Common Stock. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the ADS or shares of Common Stock and the elections discussed above.

Backup Withholding and Information Reporting

Dividends paid to a U.S. Holder that does not establish an exemption and proceeds from such a U.S. Holder’s sale or other taxable disposition of the ADS or shares of Common Stock may have to be reported to the IRS. Such payments may also be subject to a backup withholding tax unless the U.S. Holder (i) provides an accurate taxpayer identification number and otherwise complies with the requirements of the backup withholding rules or (ii) otherwise establishes an exemption.

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

Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Additional Reporting Requirements

U.S. individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. The ADS or shares of Common Stock may be subject to these rules. U.S. Holders that are individuals should consult their tax advisors regarding the application of this requirement to their ownership of the ADS and shares of Common Stock.

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

Interest Rate Risk

The Company’s exposure to interest rate risk relates to its debt obligations. As of December 31, 2014 the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted to Ch$246,934 million of which, as of December 31, 2014, Ch$53,738 million is short term debt and Ch$193,964 million is long term debt with maturities through 2018 for its bank debt and 2026 for the bond debt.

As of December 31, 2014, 93.1% of the debt is fixed-rate and is denominated in Chilean pesos, US dollars, Sterling Pounds, Brasilian Reais, Euros, Argentine pesos and Mexican pesos; the rest is covered with hedging instruments. The fair market value of total bank debt, as of December 31, 2014, does not significantly differ from the value listed in the Consolidated Financial Statements. The interest rate risk arises from the uncertainty regarding interest rate at which the Company can refinance its short term debt given the current uncertainty in the global financial markets.

The following table lists the cash flows related to interest payments, amortization of debt obligations and related interest rates by fiscal year maturing with respect to the Company’s debt obligations. The interest rates disclosed represent the weighted average rates of the portfolio at year-end and fairly represent the approximate average annual interest rates for each of the years of maturity.

Interest Bearing Debt As of December 31, 2014
(in million of Ch$)
Expected Maturity Date

		Average							Short Term and
Short-Term and		Interest Rate	2015	2016	2017	2018	2019	There after	Long-Term Debt	Fair Value
Long-Term Debt		%	Mn.Ch$	Mn.Ch$	Mn.Ch$;	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$

Dollar	Fixed Rate	3.03%	28,114	32,360	39,439	15,169	—	—	115,082	118,306
Dollar	Variable Rate	1.47%	4,859	4,854	4,854	2,427	—	—	16,994	17,474
BRL	Fixed Rate	12.74%	6,445	—	—	—	—	—	6,445	6,444
Ch$(UF)	Fixed Rate	3.33%	3,134	14,776	12,314	20,523	8,209	32,836	91,793	93,108
ARG$	Fixed Rate	23.71%	4,981	425	156	—	—	—	5,562	5,262
MXN	Fixed Rate	5.19%	1,923	—	—	—	—	—	1,923	1,923
Ch$	Fixed Rate	5.61%	4,282	2,773	1,387	693	—	—	9,135	9,384
Total			53,738	55,188	58,150	38,812	8,209	32,836	246,934	251,901

By comparison, as of December 31, 2013 the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted to Ch$238,447 million of which, as of December 31, 2013, Ch$64,625 million was short term debt and Ch$173,822 million was long term debt. As of December 31, 2013, most of the financed debt had a fixed-rate with maturities through 2026 as presented in the table below.

Interest Bearing Debt As of December 31, 2013
(in million of Ch$)
Expected Maturity Date

		Average							Short Term and
Short-Term and		Interest Rate	2014	2015	2016	2017	2018	There after	Long-Term Debt	Fair Value
Long-Term Debt		%	Mn.Ch$	Mn.Ch$	Mn.Ch$;	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$

Dollar	Fixed Rate	2.83%	22,448	21,888	30,427	12,066	15,214	—	102,043	106,860
Dollar	Variable Rate	2.93%	25,025	899	8,768	7,869	—	—	42,561	43,505
BRL	Fixed Rate	12.41%	1,129	4,585	—	—	—	—	5,714	5,810
Ch$(UF)	Fixed Rate	3.93%	3,204	2,742	14,397	14,397	14,397	20,567	69,705	70,100
Ch$(UF)	Variable Rate	4.20%	1,177	2,331	2,331	—	—	—	5,839	6,122
ARG$	Fixed Rate	16.42%	6,014	546	351	46	—	—	6,957	5,838
GBP	Fixed Rate	1.49%	2,880	—	—	—	—	—	2,880	2,893
MXN	Fixed Rate	5.69%	2,748	—	—	—	—	—	2,748	2,740
Total			64,625	32,991	56,274	34,378	29,611	20,567	238,447	243,868

Exchange Rate Risk

The primary exchange rate risk that the Company faces is the depreciation of the peso against the various currencies in which Company’s revenues are denominated. The Company’s export sales are primarily denominated in U.S. dollars, Euros, Pounds Sterling, Canadian dollars, Brazilian reais and Swedish and Norwegian crowns. During 2014 and 2013, 81.3% and 79.5%, respectively, of the Company’s total revenues were nominated in foreign currency. This risk is partly offset by the natural hedge resulting from approximately 50% of the Company’s costs and expenses being denominated in foreign currency, primarily U.S. dollars.

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

In addition, domestic sales of the Company’s Argentine subsidiaries are denominated in Argentine pesos –which represent 0.8% of total sales of the Company and would therefore be affected by the devaluation of the local currency. in order to mitigate the exchange rate risk the Company manages financial debt in Argentine pesos.

The following table sets forth the Company’s assets and liabilities subject to exchange rate risk as of December 31, 2014. The value of these foreign currency denominated assets and liabilities are represented in millions of Chilean pesos at the applicable exchange rate on December 31, 2014, which is included in the final row of the table.

Assets and Liabilities Subject to Foreign Exchange Risk
As of December 31, 2014
(in million of Ch$/except Exchange Rate)
Applicable Currency of

Asset/Liability	USD(1)	EUR(2)	GBP(3)	CAD(4)	ARS(5)	SEK(6)	NOK(7)	BRL(8)	MXN(9)	ZAR(10)
Cash	5,279	926	3,157	117	1,294	911	1,056	869	335	23
Derivatives Contracts Current	189	2,012	325	876	—	189	72	221	158	—
Other Assets Current	112,806	15,168	37,559	3,914	20,809	10,469	2,543	21,569	9,366	6
Property, Plant and equipment	43,866	3,611	86	—	23,213	2	—	97	92	11
Derivatives Contracts Non Current	139	4,573	315	86	—	1,215	—	—	—	—
Other Assets Non Current	50,850	102	206	19	718	6	14	2,991	206	2
Total Assets	213,129	26,392	41,648	5,012	46,034	12,792	3,685	25,747	10,157	42
Derivative Contracts Current	3,152	1,096	2,014	613	—	—	—	37	—	—
Current Liabilities	57,307	4,843	13,756	983	12,952	4,018	2,235	13,463	4,307	31
Derivative Contracts Non Current	13,033	564	9,001	296	—	233	—	—	—	—
Long-Term Liabilities	99,174	—	—	—	582	—	—	—	—	—
Total Liabilities	172,666	6,503	24,771	1,892	13,534	4,251	2,235	13,500	4,307	31

Exchange Rate	606.75	738.05	944.21	522.88	70.97	78.40	81.62	228.27	41.18	52.43

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

Assets and Liabilities Subject to Foreign Exchange Risk
As of December 31, 2013
(in million of Ch$/except Exchange Rate)
Applicable Currency of

Asset/Liability	USD(1)	EUR(2)	GBP(3)	CAD(4)	ARS(5)	SEK(6)	NOK(7)	BRL(8)	MXN(9)	ZAR(10)
Cash	3.741	140	2.384	106	221	923	614	1.409	1.375	15
Derivatives Contracts Current	2.812	507	808	464	11	5	19	278	26	—
Other Assets Current	47.153	13.901	45.374	3.207	17.429	9.489	2.453	21.416	9.569	8
Property, Plant and equipment	36.528	—	—	—	—	—	—	—
Derivatives Contracts Non Current	1.436	458	90	473	—	5	—	—	—	—
Other Assets Non Current	49.952	102	102	19	1.374	5	15	1.006	95	4
Total Assets	141.622	15.108	48.758	4.269	19.035	10.427	3.101	24.109	11.065	27
Derivative Contracts Current	1.242	504	1.515	81	38	118	36	130	76	—
Current Liabilities	66.669	3.116	16.160	815	12.415	3.740	1.939	5.423	6.179	26
Derivative Contracts Non Current	1.028	1.892	4.967	140	—	1.079	—	—
Long-Term Liabilities	97.192	—	—	—	943	—	—	4.585	—	—
Total Liabilities	166.131	5.512	22.642	1.036	13.396	4.937	1.975	10.138	6.255	26

Exchange Rate	524,61	724,30	866,41	492,68	80,49	81,80	86,45	222,71	40,14	50,32

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

In 2014, 53.2% of the grapes used in the production of its premium, varietal, bi-varietals and sparkling wines were purchased by the Company from independent growers in Chile. Additionally, in 2014, the Company purchased the grapes and bulk wine required to produce approximately 75.6% of the popular wines sold by the Company. Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations. As of December 31, 2014, the Company did not hold any grape price-sensitive instrument.

Inflation Risk.

A unique feature of the Chilean financial markets is the volume of corporate bonds denominated in UF instead of Chilean Pesos. Investors prefer crorpoate bonds denominated in UF because they can receive specific returns without the bearing the risk of inflation; this means, however, that the risk of inflation is transferred to the debt issuer. Currently, Viña Concha y Toro is exposed to the UF (Unidad de Fomento) in the following instruments: Corporate Bonds, Bank Loans and Time Deposits, however decrease in part the Company’s total exposure.

As of December 31, 2014, 37.3% of the Company’s debt is denominated in UF. In order to hedge the fluctuation of UF, the Company entered into various swap contracts.

During 2014 the Company recognized a loss amounting to Th.Ch$ 4.429.230 which relates to the adjustment of short and long-term financial debts indexed to the variation of UF. A variation of 100 base points in the inflation that refine the UF in this period would generate a greater loss /gain amounting to ThCh$ 774.393, with effect on profit or loss.

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

•            such expenses as are incurred by the Depositary in the conversion of foreign currency,

•            a fee not in excess of Ch$ 2,400 (aprox. US$5.00) or less per 100 ADS (or portion thereof) for the execution and delivery of ADRs and the surrender of ADRs,

•            a fee for, and deduction of such fee from, the distribution of proceeds of sales of securities or rights, such fee being in an amount equal to the fee for the issuance of ADS which would have been charged as a result of the deposit by owners of securities or shares received in exercise of rights distributed to them, but which securities or rights are instead sold by the Depositary and the net proceeds distributed.

The Company will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with the agreements in writing entered into the Depositary and the Company from time to time.

Amounts payable by the depositary to the Company

Fees Incurred in Past Annual Period

Under the fee agreement between us and the Depositary, the Depositary agrees to pay certain fees relating to the maintenance of the ADRs. Certain fees we encounter related to our ADRs are reimbursed to us by the Depositary. From January 1, 2014 to December 31, 2014, we received from the Depositary approximately Ch$ 22.0 million (US$42,000) corresponding to the annual stock exchange listing fees.

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

The Company’s management, with the assistance of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992) in Internal Control-Integrated Framework.

Based on the evaluation under these criteria, management has concluded that, as of December 31, 2013, the Company’s internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm See page F-3 of this Annual Report for the attestation report on the effectiveness of the Company’s internal control over financial reporting of the Company’s independent registered public accounting firm.

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

In June 2004, the Company disclosed its first code of ethics to reflect SEC rules and other proposed regulations that were adopted by the Company’s board of directors, officers and employees. All of the Company’s officers and employees accepted the provisions of the code of ethics, which governs the actions of everyone who works for the Company, including the employees of the Company’s subsidiaries.

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

The Code of Ethics and Conduct is based on values that the Company defined as essentials for its activities in each processing stage and in the distribution and sale of their products. Viña Concha Toro requires from its directors, officers and employees full knowledge and commitment regarding the Code of Ethics and the ethical values of the Company in the pursuing of excellence and transparency.

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

Aggregate fees for professional services rendered by KPMG Auditores Consultores Ltda. (“KPMG”), our independent registered public accounting firm, in each of the last three fiscal years, in each of the following categories are:

	2014 ThCh$	2013 ThCh$	2012 ThCh$
Audit Fees	556,767	380,567	413,612
Audit-related fees	—	19,160	—
Tax Fees	791	37,775	—
All others fees	12,927	2,737	—
Total	570,485	440,238	413,612

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

“All other Fees” includes audit services that are not included as regular “Audit Fees”, the main services provided in 2014 and 2013 are the following: counseling services in sustaibnability matters in Chile for 2014 and 2013, counseling services in legal matters regarding the redaction of the agreement for the compensation trade balance (“contrato de compensación de balanza comercial) in Argentina for 2014.

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

vi.  informing and aadvicing the Board of Directors about hiring external auditors for non-audit neither prohibited services; and

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

ITEM 17:	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18:	FINANCIAL STATEMENTS

The following consolidated financial statements, together with the reports of KPMG are filed as part of this Annual Report:

ITEM 19	EXHIBITS

List of Exhibits

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.
2.1*	Form of Deposit Agreement among the Company, The Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, filed as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.
2.2*	Form of Foreign Investment Contract among the Company, The Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADS and ADRs (with English translation), filed as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.
2.3*	Central Bank of Chile Chapter XXVI, filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.
3.1*	Agency Agreement dated as of August 31, 1993 between the Company and Banfi Products Corporation, filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.
3.2*	English Translation of Powers of Attorney granted by the Board of Directors of Inversiones Totihue S.A. to Family Principal Shareholders filed as Exhibit 3.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.
3.3*	English Translation of Powers of Attorney granted by the Board of Directors of Rentas Santa Bárbara S.A. to Family Principal Shareholders filed as Exhibit 33 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.
3.4*	English Translation of Shareholders Agreement, dated August 20, 1999, entered into by Guilisasti family and other affiliated parties relating to, among others, the transfer and voting of Common Stock filed as Exhibit 3.4 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1999.
4.1*	English Translation of the Shareholders’ Agreement, dated June 30, 1997, entered into by Viña Concha y Toro S.A. and Baron Philippe de Rothschild, relating to the creation of Viña Almaviva S.A. filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.
4.2*	English Translation of the Shareholders’ Agreement, dated November 15, 2000, entered into by Viña Concha y Toro S.A. and Amorim & Irmaos, S.G.P.S. S.A. relating to, among others, the transfer and voting of common stock and the management and administration of Industria Corchera, S.A. filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.
4.3*	Stock Purchase Agreement, dated March 1, 2011, entered into by Viña Concha y Toro S.A. and Brown-Forman Corporation relating to the acquisition of Fetzer Vineyards.
4.4*	Limited Liability Company Agreement of Excelsior Wine Company, LLC dated July 14, 2011, entered into by VCT USA Inc, a fully owned subsidiary of Viña Concha y Toro and Banfi Chile LLC, a fully owned subsidiary of Banfi Products Corpotation.
8.1*	List of Significant Subsidiaries. Our significant subsidiaries, their jurisdictions of incorporation and the names under which they do business are identified in Item 4 “Information on the Company — Organizational Structure.”

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley (filed herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporates it by reference.)

*Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIÑA CONCHA Y TORO S.A.
Registrant

By: /s/
	Name:	Eduardo Guilisasti G.
	Title:	Gerente General/
General Manager
(Chief Executive Officer)

	Date:	May 15, 2015

By: /s/
	Name:	Osvaldo Solar V.
	Title:	Gerente Corporativo de Administración y Finanzas/
Corporate Chief Financial Officer
(Chief Financial Officer)

	Date:	May 15, 2015

EXHIBIT INDEX

Exhibit Number

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

2.1*	Form of Deposit Agreement among the Company, The Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, filed as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

2.2*	Form of Foreign Investment Contract among the Company, The Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADS and ADRs (with English translation), filed as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

2.3*	Central Bank of Chile Chapter XXVI, filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.1*	Agency Agreement dated as of August 31, 1993 between the Company and Banfi Products Corporation, filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.2*	English Translation of Powers of Attorney granted by the Board of Directors of Inversiones Totihue S.A. to Family Principal Shareholders filed as Exhibit 3.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.3*	English Translation of Powers of Attorney granted by the Board of Directors of Rentas Santa Bárbara S.A. to Family Principal Shareholders filed as Exhibit 3.3 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.4*	English Translation of Shareholders Agreement, dated August 20, 1999, entered into by Guilisasti family and other affiliated parties relating to, among others, the transfer and voting of Common Stock filed as Exhibit 3.4 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1999.

4.1*	English Translation of the Shareholders’ Agreement, dated June 30, 1997, entered into by Viña Concha y Toro S.A. and Baron Philippe de Rothschild, relating to the creation of Viña Almaviva S.A. filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

Exhibit Number

4.2*	English Translation of the Shareholders’ Agreement, dated November 15, 2000, entered into by Viña Concha y Toro S.A. and Amorim & Irmaos, S.G.P.S. S.A. relating to, among others, the transfer and voting of common stock and the management and administration of Industria Corchera, S.A. filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

4.3*	Stock Purchase Agreement, dated March 1, 2011, entered into by Viña Concha y Toro S.A. and Brown-Forman Corporation relating to the acquisition of Fetzer Vineyards.

4.4*	Limited Liability Company Agreement of Excelsior Wine Company, LLC dated July 14, 2011, entered into by VCT USA Inc, a fully owned subsidiary of Viña Concha y Toro and Banfi Chile LLC, a fully owned subsidiary of Banfi Products Corpotation.

8.1*	List of Significant Subsidiaries. Our significant subsidiaries, their jurisdictions of incorporation and the names under which they do business are identified in Item 4 “Information on the Company — Organizational Structure.”

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley (filed herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporates it by reference.)

*Previously filed.

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
USD	-	United States dollars
ThUSD	-	Thousands of United States dollars
UF	-	The UF (Unidad de Fomento) is an inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Chilean Consumer Price Index of the previous month.
F-1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Viña Concha y Toro S.A.:

We have audited the accompanying consolidated statements of financial position Viña Concha y Toro S.A. and subsidiaries as of December 31, 2014 and 2013 and January 1, 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Viña Concha y Toro and subsidiaries as of December 31, 2014 and 2013 and January 1, 2013, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2014, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

As further described in Notes 2.1.6 and 4.2 to the consolidated financial statements, beginning on January 1, 2014 the Company has elected to change its method for accounting for biological assets in accordance with the guidance contained in Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41) as issued by the IASB. The consolidated statement of financial position as of December 31, 2013 has been restated to retrospectively apply this accounting change.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Viña Concha y Toro S.A.´s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 15, 2015 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG Ltda.

Santiago, Chile
May 15, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Viña Concha y Toro S.A.:

We have audited the internal control over financial reporting of Viña Concha y Toro S.A. ("the Company") as of May 15, 2015, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Viña Concha y Toro S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated the statements of financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2014 and 2013 and January 1, 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated May 15, 2015 expressed an unqualified opinion on those consolidated financial statements.

KPMG Ltda.

Santiago, Chile
May 15, 2015

F-4

2014

Consolidated Financial
Statements (Thousands of Chilean Pesos)
As of December 31, 2014, December 31, 2013 and January 1, 2013, and for the years ended December 31, 2014, 2013 and 2012.

Viña Concha y Toro S.A. and Subsidiaries

Viña Concha y Toro S.A. and Subsidiaries

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2014, 2013 and January 1, 2013

		As of December 31,	As of December 31,	As of January 1, 2013 *
ASSETS	Note	2014	2013 * Restated	Restated

		ThCh$	ThCh$	ThCh$

Current Assets
Cash and cash equivalents	(6)	30,304,154	12,850,652	58,876,331
Other current financial asset	(7)	7,053,502	7,779,816	12,078,147
Other non-financial current assets	(16)	18,622,371	14,415,106	10,289,993
Trade and other accounts receivable, current net	(8)	155,179,838	140,313,528	134,361,521
Accounts receivable from related parties, current	(9)	9,937,480	6,396,429	8,717,264
Inventories	(10)	218,336,130	223,694,941	192,199,415
Current biological assets	(15)	16,317,102	14,821,587	14,342,503
Current tax assets	(21)	18,174,586	14,084,269	16,762,456

Total current assets other than assets or groups of assets for disposition classified as maintained for sale or as maintained to distribute to owners		473,925,163	434,356,328	447,627,630

Total Current Assets		473,925,163	434,356,328	447,627,630

Non-Current Assets
Other non-current financial assets	(7)	8,630,985	2,769,009	9,493,563
Other non-financial assets, non-current	(16)	4,839,739	3,251,274	2,737,005
Investments accounted for using the equity method	(11)	20,311,097	17,137,522	15,477,570
Intangible assets other than goodwill	(13)	35,515,187	30,755,821	28,803,498
Goodwill	(12)	24,261,868	22,812,855	20,871,234
Property, plant and equipment, net	(14)	341,758,199	330,068,153	322,210,017
Deferred tax assets	(21)	8,769,070	8,712,421	8,892,435

Total non-current assets		444,086,145	415,507,055	408,485,322

Total Assets		918,011,308	849,863,383	856,112,952

(*) See note 4.2 Accounting Changes

See accompanying notes to these consolidated financial statements.

Viña Concha y Toro S.A. and Subsidiaries

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION, Continued

As of December 31, 2014, 2013 and as of January 1, 2013

		As of December 31,	As of December 31,	As of January 1, 2013 *
LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	2014	2013 * Restated	Restated

		ThCh$	ThCh$	ThCh$

Current liabilities
Other current financial liabilities	(18)	61,269,989	68,018,532	103,139,210
Trade accounts payable and other current accounts payable	(20)	83,232,308	71,568,509	73,044,975
Current accounts payable to related companies	(9)	5,196,408	3,340,124	2,850,186
Current provisions	(24)	29,908,164	26,820,724	20,964,117
Current tax liabilities	(21)	22,666,874	17,409,417	16,154,482
Current accruals due to benefits to employees	(23)	9,208,219	8,838,514	8,309,989
Other current non-financial liabilities		1,164,334	713,444	616,767
Total current liabilities other than liabilities included in groups of assets for disposition classified as maintained for sale		212,646,296	196,709,264	225,079,726

Total current liabilities		212,646,296	196,709,264	225,079,726

Non-current liabilities
Other non-current financial liabilities	(18)	216,322,033	185,270,045	169,586,261
Non-current accounts payable to related companies	(9)	732,466	898,543	1,086,323
Deferred tax liabilities, non-current	(21)	42,795,572	34,612,075	33,604,714
Non-current accruals due to benefits to employees	(23)	2,463,037	2,217,219	1,972,762
Other non-financial liabilities, non-current		71,081	61,459	333,192

Non-current liabilities		262,384,189	223,059,341	206,583,252

Total liabilities		475,030,485	419,768,605	431,662,978

Equity
Issued capital	(26)	84,178,790	84,178,790	84,178,790
Accumulated Profits		367,635,107	347,130,684	326,929,352
Other reserves		(10,230,220)	(2,094,013)	12,768,637

Equity attributable to the owners of the controlling entity		441,583,677	429,215,461	423,876,779

Non-controlling interest		1,397,146	879,317	573,195

Total Equity		442,980,823	430,094,778	424,449,974

Total shareholders’ equity and liabilities		918,011,308	849,863,383	856,112,952

(*) See note 4.2 Accounting Changes

The accompanying notes form an integral part of these Consolidated Financial Statements.

Viña Concha y Toro S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

For the years ended December 31 2014, 2013 and 2012

		From January 1	From January 1	From January 1
CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION	Note	to December 31, 2014	to December 31, 2013	to December 31, 2012
		ThCh$	ThCh$	ThCh$

Income from ordinary activities	(29)	583,313,064	475,622,285	448,249,781
Cost of sales	(30)	(362,600,878)	(311,387,251)	(302,963,228)

Gross profit		220,712,186	164,235,034	145,286,553

Other income		1,108,421	881,490	1,296,593
Distribution costs	(30)	(134,512,755)	(108,403,857)	(91,255,731)
Administrative expenses	(30)	(22,317,304)	(19,206,540)	(18,039,175)
Other expenses by function	(30)	(1,980,063)	(1,293,437)	(1,124,236)

Income from operating activities		63,010,485	36,212,690	36,164,004

Financial income	(31)	736,622	1,090,228	1,108,530
Financial expense	(31)	(10,342,307)	(9,709,871)	(8,792,445)
Equity in income of associates and joint ventures accounted for using the equity method, net of tax		3,694,551	1,901,470	2,697,187
Foreign currency exchange, net	(31)	2,231,871	14,224,960	10,564,798
Expenses by adjustment units, net	(31)	(2,933,059)	(1,348,350)	(973,542)

Income before taxes		56,398,163	42,371,127	40,768,532

Income tax expense	(21)	(18,400,999)	(8,762,006)	(10,465,482)

Net income		37,997,164	33,609,121	30,303,050

Profit attributable to:
Profit attributable to equity holders of controlling interest		37,397,592	33,173,641	30,021,933
Profit attributable to non-controlling interest		599,572	435,480	281,117

Net income		37,997,164	33,609,121	30,303,050
Earnings per share
Basic and diluted earnings per share	(25)	50.06	44.41	40.19

The accompanying notes form an integral part of these Consolidated Financial Statements.

Viña Concha y Toro S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2014, 2013 and 2012

	From January 1	From January 1	From January 1
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	to December 31,	to December 31,	to December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$

Net income	37,997,164	33,609,121	30,303,050

Other comprehensive income components before taxes

Currency translation difference
Gains (losses) from foreign currency translation differences, before tax (*)	4,268,484	584,247	502,116
Actuarial benefit plans
Actuarial gains (losses) from defined benefit plans	(102,731)	(64,542)	—

Financial assets available for sale
Gains / (losses) due to new remeasurements of financial assets available for sale, before tax (*)	(201,181)	(31,715)	528,678

Cash flow hedges
Gains (losses) due to cash flow hedges, before taxes (*)	(7,390,844)	(16,930,578)	9,685,440

Net investment hedges in businesses abroad
Gains (losses) from net investment hedges in businesses abroad, before taxes (*)	(6,228,896)	(1,708,416)	—

Revaluation
Other comprehensive income, before taxes, gains (losses) from revaluation (*)	1,574,200	2,169,897	—

Income tax related of other comprehensive income

Income tax related to financial assets available for sale of other comprehensive income (*)	17,476	6,069	(105,736)
Income taxes related to cash flow hedges from other comprehensive income (*)	311,456	1,099,479	(1,669,902)

Income tax related to defined benefit plans from other comprehensive income (*)	40,863	12,909	—
Income taxes related to changes in revaluation surplus from other comprehensive income (*)	(425,034)	—	—

Total comprehensive income	29,860,957	18,746,471	39,243,646

Comprehensive income attributable to:
Comprehensive income attributable to equity holders of the parent.	34,915,284	18,310,991	38,962,529
Comprehensive income attributable to non-controlling interest	599,572	435,480	281,117

Total comprehensive income	35,514,856	18,746,471	39,243,646

(*) Once these concepts are settled, will be reclassified into the Consolidated Statement of Income by Function.

The accompanying notes form an integral part of these Consolidated Financial Statements.

Viña Concha y Toro S.A. and Subsidiaries

STATEMENT OF CHANGES IN EQUITY FROM JANUARY 1, 2014 TO DECEMBER 31, 2014

						Reserves of
		Foreign		Reserves of	Reserves of gains	gains or losses in				Equity
	Issued	currency	Cash flow	gains and	and losses on	remeasurement	Other		Accumulated	attibutable to	Non	Total
	capital	translation	hedge reserves	losses on	investment in	of financial	miscellaneous	Other reserves	profits	equity holders	controlling	equity
STATEMENT OF		difference		defined benefit	equity	assets	reserves			of the parent	interests
CHANGES IN EQUITY		reserve		plans	instruments	available for sale
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance As of January 1, 2014	84,178,790	305,824	(4,434,625)	(51,633)	(1,772,289)	421,051	3,437,659	(2,094,013)	347,130,684	429,215,461	879,317	430,094,778
Changes in equity												—
Comprehensive income												—
Net income	—	—	—	—	—	—	—	—	37,397,592	37,397,592	599,572	37,997,164
Other comprehensive income (loss)	—	4,268,484	(7,079,388)	(61,868)	(6,228,896)	(183,705)	1,149,166	(8,136,207)	—	(8,136,207)	—	(8,136,207)
Comprehensive income	—	4,268,484	(7,079,388)	(61,868)	(6,228,896)	(183,705)	1,149,166	(8,136,207)	37,397,592	29,261,385	599,572	29,860,957
Dividends	—	—	—	—	—	—	—	—	(17,081,768)	(17,081,768)	—	(17,081,768)
Increase (decrease) due to transfers and other changes	—	—	—	—	—	—	—	—	188,599	188,599	(81,743)	106,856
Total changes in equity	—	4,268,484	(7,079,388)	(61,868)	(6,228,896)	(183,705)	1,149,166	(8,136,207)	20,504,423	12,368,216	517,829	12,886,045
Final balance as of December 31, 2014	84,178,790	4,574,308	(11,514,013)	(113,501)	(8,001,185)	237,346	4,586,825	(10,230,220)	367,635,107	441,583,677	1,397,146	442,980,823

The accompanying notes form an integral part of these Consolidated Financial Statements.

Viña Concha y Toro S.A. and Subsidiaries

STATEMENT OF CHANGES IN EQUITY FROM JANUARY 1, 2013 TO DECEMBER 31, 2013

		Foreign		Reserves of	Reserves of gains	Reserves for gains				Equity
	Issued	currency	Cash flow	gains and	and losses on	or losses from the	Other		Accumulated	attributable to	Non	Total
	capital	translation	hedge reserves	losses on	investment in	remeasurement of	miscellaneous	Other reserves	profits	equity holders	controlling	equity
STATEMENT OF		difference		defined benefit	equity	available for sale	reserves			of the parent	interests
CHANGES IN EQUITY		reserve		plans	instruments	financial assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance as of January 1, 2013	84,178,790	(278,423)	11,396,474	—	(63,873)	446,697	1,267,762	12,768,637	326,929,352	423,876,779	573,195	424,449,974
Changes in equity												—
Comprehensive income												—
Net income	—	—	—	—	—	—	—	—	33,173,641	33,173,641	435,480	33,609,121
Other comprehensive income (loss)	—	584,247	(15,831,099)	(51,633)	(1,708,416)	(25,646)	2,169,897	(14,862,650)	—	(14,862,650)	—	(14,862,650)
Comprehensive income	—	584,247	(15,831,099)	(51,633)	(1,708,416)	(25,646)	2,169,897	(14,862,650)	33,173,641	18,310,991	435,480	18,746,471
Dividends	—	—	—	—	—	—	—	—	(12,972,309)	(12,972,309)	—	(12,972,309)
Decrease due to transfers and other changes	—	—	—	—	—	—	—	—	—	—	(129,358)	(129,358)
Total changes in equity	—	584,247	(15,831,099)	(51,633)	(1,708,416)	(25,646)	2,169,897	(14,862,650)	20,201,332	5,338,682	306,122	5,644,804
Final balance as of December 31, 2013	84,178,790	305,824	(4,434,625)	(51,633)	(1,772,289)	421,051	3,437,659	(2,094,013)	347,130,684	429,215,461	879,317	430,094,778
The accompanying notes form an integral part of these Consolidated Financial Statements.

Viña Concha y Toro S.A. and Subsidiaries

STATEMENT OF CHANGES IN EQUITY FROM JANUARY 1, 2013 TO DECEMBER 31, 2012

		Foreign		Reserves of gains				Equity
	Issued	currency	Cash flow	or losses in	Other		Accumulated	attributable to	Non	Total
	capital	translation	hedge reserves	remeasurement of	miscellaneous	Total reserves	profits	equity holders	controlling	equity
STATEM ENT OF		difference		financial assets	reserves			of the parent	interests
CHANGES IN EQUITY		reserve		available for sale
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance As of January 1, 2012	84,178,790	(780,539)	3,317,063	23,755	1,267,762	3,828,041	310,204,731	398,211,562	292,402	398,503,964
Changes in equity							—		—	—
Comprehensive income							—		—	—
Net income	—	—	—	—	—	—	30,021,933	30,021,933	281,117	30,303,050
Other comprehensive income	—	502,116	8,015,538	422,942	—	8,940,596	—	8,940,596	—	8,940,596
Comprehensive income	—	502,116	8,015,538	422,942	—	8,940,596	30,021,933	38,962,529	281,117	39,243,646
Dividends	—	—	—	—	—	—	(13,284,018)	(13,284,018)	—	(13,284,018)
Decrease due to transfers and other changes	—	—	—	—	—	—	(13,294)	(13,294)	(324)	(13,618)
Total changes in equity	—	502,116	8,015,538	422,942	—	8,940,596	16,724,621	25,665,217	280,793	25,946,010
Final balance As of December 31, 2012	84,178,790	(278,423)	11,332,601	446,697	1,267,762	12,768,637	326,929,352	423,876,779	573,195	424,449,974

The accompanying notes form an integral part of these Consolidated Financial Statements.

Viña Concha y Toro S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF DIRECT CASH FLOWS

For the years ended December 31, 2014, 2013 and 2012

	From January 1	From January 1	From January 1
CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT	to December 31, 2014	to December 31, 2013	to December 31, 2012
	ThCh$	ThCh$	ThCh$
Cash flows from operating activities
Classes of collections by operating activities
Collections from sales of goods and services delivered	525,772,755	426,745,448	420,431,892
Classes of payments
Payments to suppliers related to the supply of goods and services	(432,499,279)	(336,740,553)	(344,816,959)
Payments to and in behalf of employees	(51,572,498)	(50,658,136)	(50,677,085)
Dividends paid	(14,118,413)	(12,026,796)	(19,422,156)
Dividends received	—	70,165	273,428
Interest received	1,435,201	1,106,720	83,182
Income taxes paid	(11,970,766)	(5,978,368)	(2,657,348)
Other cash inflows, net	3,764,367	4,463,747	15,588,555
Net cash flows provided by operating activities	20,811,367	26,982,227	18,803,509
Cash flows from investing activities
Other payments to acquire equity or debt instruments from other entities	117,435	—	—
Amounts provided by sale of property, plant and equipmen	156,724	466,118	287,375
Purchases of property, plant and equipme	(26,182,307)	(27,254,478)	(27,921,939)
Amounts provided by sale of intangible assets	—	—	8,833
Purchases of intangible assets	(2,502,661)	(871,067)	(837,576)
Amounts provided by government subsidies	46,105	136,370	65,768
Dividends received	1,091,071	393,982	—
Other cash outflows, net	(128)	—	(156,150)
Net cash flows used in investing activities	(27,273,761)	(27,129,075)	(28,553,689)
Cash flows from financing activities
Payments for other interests in equity	(200,997)	—
Proceeds from bank borrowings	76,365,265	78,950,259	111,991,262
Loans payments	(45,273,733)	(118,314,821)	(53,096,961)
Interest paid	(7,957,317)	(7,523,985)	(10,245,899)
Other cash inflows (outflows)	(27,217)	(134,823)	—
Net cash from (used in) financing activities	22,906,001	(47,023,370)	48,648,402

Net increase (decrease) in cash and cash equivalent, before the effects of changes in exchange rates	16,443,607	(47,170,218)	38,898,222

Effects of variation in exchange rates on cash and cash equivalents
Effects of variation in exchange rate on cash and cash equivalents	1,009,895	1,144,540	(877,289)
Net Increase (decrease) of cash and cash equivalents	17,453,502	(46,025,678)	38,020,933
Cash and cash equivalents at beginning of period	12,850,652	58,876,330	20,855,397
Cash and cash equivalents at beginning of period	30,304,154	12,850,652	58,876,330

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

The Company is currently registered under file 15,664 No.12, 447 in the Business Registry from the Santiago Real Estate Custodian, corresponding to year 1999; and in the Securities Register of the Superintendence of Securities and Insurance under No.0043.

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

The Company has presence in the main vineyard valleys of Chile: Valle del Limarí, Aconcagua, Casablanca, Leyda, Maipo, Cachapoal, Colchagua, Curicó and Maule.

In the distribution business, the Company participates through the subsidiaries, Comercial Peumo Ltda. (which has the most extensive own network for the distribution of wines in the domestic market), Concha y Toro UK Limited (United Kingdom) in 2008. In order to strengthen its distribution, the Company established its own distribution offices in Brazil, Sweden, Norway and Finland; these began their operations during 2009.

On March, 2010 it was formed the subsidiary VCT Group of Wineries Asia Pte. Ltd. in Singapore aimed to reinforce the presence of Viña Concha y Toro in Asia. The subsidiary is responsible to promote and distribute the products in the region.

On April, 2011, the subsidiary VCT USA Inc. was incorporated in accordance with the laws in the State of Delaware, in the United States. Through this subsidiary, the Company acquires 100 % of the shares of the U.S. wine production company, Fetzer Vineyards domiciled in California, United States of America.

This acquisition contemplated a portfolio of brand names mainly focused on the US market including, Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary and the license of Little Black Dress. Likewise, Fetzer Vineyards has 453 hectares of own and leased vineyards in Mendocino County in California and warehouses for 36 million liters in Hopland, California, and for 6.4 million liters in Paso Robles, also located in the State of California, United States. Fetzer Vineyards has bottling facilities in Hopland, California where has approximately 295 employees.

Viña Concha y Toro S.A. and Subsidiaries

On May, 2011, the Company acquired 40% of Southern Brewing Company S.A. (Cervezas Kross) with the purpose of obtaining active participation in the premium segment of domestic beer

On April, 15, 2013, a capital increase was carried out which increased the direct ownership of Viña Concha y Toro S.A. to 49%.

On July 14, 2011, VCT USA Inc. together with Banfi Corporation, formed a joint venture with interest of 50% each, in the incorporation of Excelsior Wine Company, LLC. Through this incorporation, the distribution of our products becomes performed exclusively by this new company, which was performed by Banfi Corporation prior to the above date.

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

On January 20, 2012, was formed in Cape Town, South Africa the subsidiary VCT Africa & Middle East Proprietary Limited. These new subsidiary is intended to promote our products in Africa and Middle East.

In January 2013, it was formed Gan Lu Wine Tranding (Shanghai) Co., Ltd., this subsidiary is committed to promote our products in China.

In March of 2013, was established Viña Cono Sur Organico SpA, this subsidiary has the sole purpose of producing and selling organic grape to its parent Cono Sur S.A.

In April 2013, it was acquired 100% of the shares of the Norway company Agardh 227 AS (company with no accounting transactions and assets), changing its Company name to VCT Norway AS. This subsidiary is intended to promote and distribute the products of Fetzer Vineyards in Norway.

In June 2013, was established Cono Sur France SARL, this subsidiary aims to promote the products of Viña Cono Sur in Europe.

In September 2013, was established VCT Wine Retail in Brazil, whose objective is to perform corporate investments and ownerships in other companies.

In June 2014, Concha y Toro S.A. through its subsidiary VCT Group of Wineries Asia Pte Ltd, acquired 41% of shares of VCT Japan Company Limited, a company which is committed to the export and import wine and to operate the distribution business, in general.

In October 2014, Eagle Peak Estates, LLC was formed, a company which is committed to the trading, wine fractionation and alcoholic beverages and export of wine and related products in the United States. As of December 31, 2014, this Company has no transactions.

On December 2014, Concha y Toro Canada Ltd, together with Charton Hobbs Inc. Company constituted in accordance with the Canadian Laws, formed a joint venture in which each participates 50% in the Constitution of Escalade Wines & Spirits Inc. in order to import, export, sell, produce and distribute alcoholic beverages. As of December 31, 2014, this Company has no transactions.

In other export markets, the Company maintains strategic relationships with significant specialized distributors.

The Concha y Toro Group is composed of the companies detailed in 2.2.1.

Viña Concha y Toro S.A. and Subsidiaries

Majority shareholders

The 12 majority shareholders are as follows:

	Number of
Name	shares	Ownership %
Inversiones Totihue S.A.	87,615,431	11.73%
Rentas Santa Barbara S.A.	85,274,628	11.42%
Banco De Chile Cta. De Terceros	62,150,708	8.32%
Banco Itaú Cta. De Inversionistas	59,801,955	8.01%
Inversiones Quivolgo S.A.	31,348,071	4.20%
Fundación Cultura Nacional	26,964,775	3.61%
Banco Santander Cta. De Terceros	25,877,437	3.46%
Inversiones Gdf Ltda.	24,492,173	3.28%
Constructora Santa Marta Ltda.	22,293,321	2.98%
Agroforestal E Inversiones Maihue Ltda.	22,159,144	2.97%
The Bank Of New York Según Circ. 1375 S.V.S.	18,491,040	2.48%
Inversiones La Gloria Ltda.	16,200,000	2.17%
Total	482,668,683	64.63%

Board of Directors

The Company is managed by the Board of Directors, which is comprised by seven members duly appointed by the General Shareholders Board. This Board of Directors serves for a three-year period, at the end of which it must be renewed in full and its members can be re-elected indefinitely. The current Board of Directors was appointed by the General Shareholders Board held on April 28, 2014, for the three-year period ending in 2017.

Pursuant to its By-laws, the Board of Directors remuneration for 2014 was established by the Company’s shareholders at the General Shareholders’ Board as 1.3% of the net profit for the year. In addition, an allowance of UF300 per month was approved for executive responsibilities of the Chairman of the Board.

The remuneration paid to the Members of the Directors’ Committee for 2014 is equivalent to one third additional to the total remuneration that the director receives as such, in accordance with Article 50 bis of the Publicly-held Corporations Act and Circular No. 1956 issued by the Chilean Superintendence of Securities and Insurance.

Staffing

As of December 31, 2014, the staffing and detail of the Company’s permanent personnel is as follows:

	Parent	Affiliates in	Affiliates
	company	Chile	abroad	Consolidated
Managers, assistant managers and main executives	89	25	69	183
Professionals and technicians	568	147	175	890
Operators, sales and administrative employees	1,273	490	599	2,362
Total	1,930	662	843	3,435
F-16

Viña Concha y Toro S.A. and Subsidiaries

NOTE 2. BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

2.1	Basis of Preparation

2.1.1	Financial Statements

The consolidated financial statements of Viña Concha y Toro and subsidiaries as of December 31, 2014 and 2013 and the three years then ended as of December 31, 2014 have been prepared in conformity with International Financial Reporting Standards (IFRSs), issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been approved by the Board of Directors on March 23, 2015.

2.1.2	Basis of Measurement

The consolidated financial statements have been prepared on the cost basis except for the following material items included in the consolidated financial statements:

-	hedging financial instruments are measured at fair value;

-	available-for-sale financial assets are measured at fair value;

-	financial instruments with changes in profit and loss are valued at fair value;

-	the provision for severance indemnities is determined on the basis of an actuarial calculation.

-	Agricultural products at the time of harvest at fair value less sales cost (See note 2.13)
F-17

Viña Concha y Toro S.A. and Subsidiaries

2.1.3	Accounting Period

These Consolidated Financial Statements cover the following years:

-	Classified Consolidated Statements of Financial Position as of December 31, 2014 and 2013 and as of January 1, 2013.

-	Consolidated Statements of Income by Function for the years ended December 31, 2014, 2013 and 2012

-	Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012.

-	Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012.

-	Consolidated Statements of Direct Cash Flows for the years ended December 31, 2014, 2013 and 2012.

2.1.4	Use of Estimates and Judgments

In preparing these consolidated financial statements, certain estimates made by the Company’s management have been used in order to quantify certain assets, liabilities, revenue, expenses and commitments which are recognized therein. These estimates basically refer to the following:

-	The assessment of possible indicators of impairment losses on Property, plant and equipment, Intangible Assets, Goodwill and Investments.

-	The criteria used for measuring certain assets, example, trade receivables.

-	The assumptions used in the projection of discounted cash flows.

-	The actuarial calculation for severance indemnity obligations.

-	The fair value of derivatives or other financial instruments.

-	Net realizable value and obsolescence estimates.

-	Fair value of Biological Assets

Despite the fact that these estimates have been made considering the best available information as of the date of issue of these consolidated financial statements on the events analyzed, events may occur in the future obliging their amendment (upwards or downwards) over next years, which would be made prospectively, recognizing the effect of changes in estimates in the corresponding future consolidated financial statements.

Viña Concha y Toro S.A. and Subsidiaries

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

2.1.6	New Standards and Interpretations Issued but not yet in force

As of the date of issue of these Consolidated Financial Statements, amendments, improvements and interpretations have been published on existing standards that have become effective, which the Company has adopted and applied as and when required. These were mandatory on the dates indicated below.

Mandatory for annual
	New Standards, Improvements and Amendments	periods beginning on
Amendment to IAS 32	Offsetting of financial assets and financial liabilities	January 1, 2014
Amendments to IFRS 10, 12 and IAS 27	Investment Entities, Consolidated Financial Statements; Disclosure of Interest in Other Entities and Separate Financial Statements	January 1, 2014
IAS 36	Disclosure of the Recoverable Amount of Non-Financial Assets	January 1, 2014
IAS 39	Novation Of Derivatives and Continuation of Hedge Accountings	January 1, 2014
IFRICF 21	Levies	January 1, 2014
Amendments to IAS 39	Financial Instruments: Recognition and Measurement	January 1, 2014
Amendments to IAS 19	Defined Benefit Plans - Employee’s Contributions	July 1, 2014
Improvements:
- IFRS 1 Meaning of the application of IFRS.
	- IFRS 3 Exceptions to the scope of joint ventures.	July 1, 2014
Improvements to IFRS (2010-2012 Cycle)	- IFRS 13 Scope of paragraph 52.
- IAS 40 Clarification between IFRS 3 and IAS 40 in classifying property as investment property or property occupied by the owner.
Improvements:
- IFRS 2 Definition of conditions for the acquisition of rights
- IFRS 3 Accounting for contingencies.
Improvements to IFSR (2011-2013 Cycle)	- IFRS 8 Adds segments. Reconciliations of the total amount of reportable assets of the entity’s assets.	July 1, 2014
- IFRS 13 Short-term receivables and payables.
- IAS 16 Method of revaluation and adjustment of accumulated depreciation.
- IAS 24 Key management personnel.
- IAS 38 Revaluation proportional method and restatement of accumulated amortization.
F-19

Viña Concha y Toro S.A. and Subsidiaries

Likewise, at the date of issuance of these Consolidated Financial Statements, the following accounting pronouncements have been issued by the IASB but have not become in force and are mandatory on the dates indicated below.

Mandatory for annual
	New Standards	periods beginning on:
Amendment to IFRS 11	Accounting for acquisition of interest and joint operations	January 1, 2016
IFRS 14	Regulation of asset deferred accounts	January 1, 2016
Amendments to IAS 16 and I	Agricultural: Bearer plants	January 1, 2016
Amendments to IAS 16 and I	Clarification of acceptable method of depreciation and amortization	January 1, 2016
Amendment to IAS 27	Equity method in separate financial statements	January 1, 2016
Amendment to IFRS 10 and I	Sale or contribution of assets between an investor and its associate or joint venture	January 1, 2016
Improvements:
Improvements to IFRS (2012-2014 Cycle)	- IFRS 5 Changes in methods of disposal
	- IFRS 7 Servicing contracts. Applicability of amendment to IFRS 7 to interim financial statements.	January 1, 2016
- IAs 19 Discount rate: regional market
- IAS 34 Disclosure of information “elsewhere in the interim financial report”
Amendment to IAS 1	Disclosure Initiative	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2017
IFRS 9	Financial Instruments: Classification and Measurement	January 1, 2018

As of December 31, 2014, the Company opted for the early adoption of the amendments to IAS 16, Property, Plant and Equipment and IAS 41, Agriculture whose scope indicate the accounting treatment applicable to producing plants used only to develop products, see more detail in note 4.2 Changes in Accounting Policies.

Company’s management is in the process of analyzing the remaining standards to determine whether these will or will not have a significant impact on the consolidated financial statements.

2.1.7	Significant Accounting Policies

The main critical policies are as follows:

-	Inventories
-	Goodwill
-	Property, plant and equipment
-	Derivative Financial Instruments
-	Biological assets
-	Benefits to employees

2.2	Basis of Consolidation

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

Viña Concha y Toro S.A. and Subsidiaries

The accounting policies of direct and indirect subsidiaries are aligned with the company’s accounting policies.

2.2.1	Subsidiaries

The subsidiaries are those entities on which Viña Concha y Toro exercises, direct or indirect control, understood as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This ability is shown in general, although not solely, from one ownership higher to 50% of voting rights.

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

Viña Concha y Toro S.A. and Subsidiaries

The subsidiaries, whose financial statements have been included in consolidation are the following:

		Ownership Percentages
					As of
		As of December 31, 2014			December 31,
					2013
Tax ID No.	Company	Direct	Indirect	Total	Total
85.037.900-9	Comercial Peumo Ltda.	—	100.0000%	100.0000%	100.0000%
84.712.500-4	Bodegas y Viñedos Quinta de Maipo SpA (Ex Viña Palo Alto SA)	54.3236%	45.6764%	100.0000%	100.0000%
82.117.400-7	Soc. Export.y Com. Viña Maipo SpA	—	100.0000%	100.0000%	100.0000%
85.687.300-5	Transportes Viconto Ltda.	—	100.0000%	100.0000%	100.0000%
86.326.300-K	Viña Cono Sur S.A.	—	100.0000%	100.0000%	100.0000%
Foreign	Trivento Bodegas y Viñedos S.A.	—	100.0000%	100.0000%	100.0000%
Foreign	Concha y Toro UK Limited	99.000%	1.0000%	100.0000%	100.0000%
Foreign	Cono Sur Europe Limited	—	100.0000%	100.0000%	100.0000%
96.585.740-0	Soc. Export. y Com. Viña Canepa S.A.	—	100.0000%	100.0000%	100.0000%
96.921.850-K	Inversiones Concha y Toro SpA	100.0000%	—	100.0000%	100.0000%
99.513.110-2	Inversiones VCT Internacional SpA	35.990%	64.0100%	100.0000%	100.0000%
Foreign	Finca Lunlunta S.A.	—	100.0000%	100.0000%	100.0000%
76.898.350-K	Viña Maycas del Limarí Limitada	—	100.0000%	100.0000%	100.0000%
Foreign	Finca Austral S.A.	—	100.0000%	100.0000%	100.0000%
Foreign	VCT Brasil Importación y Exportación Ltda.	—	100.0000%	100.0000%	100.0000%
Foreign	Concha y Toro Sweden AB	—	100.0000%	100.0000%	100.0000%
Foreign	Concha y Toro Finland OY	—	100.0000%	100.0000%	100.0000%
Foreign	Concha y Toro Norway AS	—	100.0000%	100.0000%	100.0000%
76.048.605-1	Viñedos Los Robles SpA	—	100.0000%	100.0000%	100.0000%
Foreign	Concha y Toro Shanghai SRO	—	—	—	100.0000%
Foreign	VCT Group Of Wineries Asia Pte. Ltd.	—	100.0000%	100.0000%	100.0000%
Foreign	VCT USA, Inc.	100.0000%	—	100.0000%	100.0000%
Foreign	Fetzer Vineyards, Inc.	—	100.0000%	100.0000%	100.0000%
Foreign	Eagle Peak Estates, LLC	—	100.0000%	100.0000%	—
Foreign	VCT Mexico, S. de R.L. de C.V.	—	100.0000%	100.0000%	100.0000%
Foreign	VCT & DG Mexico, S.A. de C.V.	—	51.0000%	51.0000%	51.0000%
Foreign	Concha y Toro Canadá Limited	—	100.0000%	100.0000%	100.0000%
76.273.678-0	Viña Cono Sur Orgánico SpA.	—	100.0000%	100.0000%	100.0000%
Foreign	VCT África & Middle East Proprietary Ltd.	—	100.0000%	100.0000%	100.0000%
Foreign	Gan Lu Wine Trading (Shanghai) Co. Limited	—	100.0000%	100.0000%	100.0000%
Foreign	VCT Norway AS	—	100.0000%	100.0000%	100.0000%
Foreign	Cono Sur France S.A.R.L	—	100.0000%	100.0000%	100.0000%
Foreign	VCT Wine Retail Participacoes Ltda.	—	100.0000%	100.0000%	100.0000%

Interest of external partners, represent the portion assignable to them of own funds and profit or loss as of December 31, 2014 and 2013, of those companies which are consolidated according to the global integration method, and are presented as “Non-controlling interest”, in total equity in the attached consolidated statement of financial position and in the heading “Earnings attributable to non-controlling interests”, in the accompanying consolidated statement of income.

The interest of external partners, represent the portion assignable to them on own funds and profit and loss as of December 31, 2014 and 2013.

The translation to the presentation currency of financial statements of foreign companies with functional currency other than the Chilean peso is performed as is indicated in 2.2.2:

Foreign currency translation differences generated by the translation to the currency used in the consolidated financial statements are reported under “Foreign currency translation differences” within equity.

All balances and transactions between consolidated companies have been eliminated in the consolidation process.

Viña Concha y Toro S.A. and Subsidiaries

2.2.2	Functional and presentation currency

The Company has determined that its functional currency is the Chilean peso and the functional currency of each of its subsidiaries has been determined by each entity based on the economic environment in which they operate. The term foreign currency is defined as any currency other than the Chilean peso

The definition of this functional currency relates to the fact that is the currency that reflects or represents the transactions, events and terms underlying and relevant to manage the operations of Viña Concha y Toro. For such purposes, it has been considered the analysis of such variables as: sales price of its products, relevant markets for the Company, and sources of financing, among others.

In consolidation, items in the statement of comprehensive income related to entities whose functional currency is other than the Chilean peso have been translated to Chilean pesos using the average exchange rates. Items in the statement of financial position have been translated using the exchange rates prevailing at each year-end. Exchange differences associated with the translation of net assets of these entities have been carried to equity and reported in a translation reserve under a separate line.

The Company does not use a presentation currency other than the Parent’s functional currency for consolidation.

All information is presented in thousands of pesos (Th$) and has been rounded to the nearest unit value.

2.2.3	Goodwill

Goodwill generated by the purchase of investments is not subject to amortization and at each year-end an impairment testing is conducted; and if there are indications which could decrease its recoverable amount to an amount lower than the net cost recognized, an impairment loss adjustment is made.

The assignment is performed in those Cash Generating Units (CGUs) which are expected to obtain benefits from the business combination from which this acquired goodwill arose.

2.3	Operating Segment and Geographic Information

The Concha y Toro Group reports segment financial information based information provided to and reviewed by the Company’s chief operating decision maker (“CODM”) to assess segment results and make investment decisions. The board of directors and the general manager of the Company is considered to by the Company’s CODM. Management has determined that the Company has two operating segments: Wines and Other.

The activities of these two operating segments consist:

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

Other: Consists of a grouping of other non-wine related products and activities which do not specifically relate to the production, distribution and merchandising of wine. This segment also includes activities directly relate to liquor distribution and premium beers in Chile, wine bar, tours in Pirque and the sale of fruit.

The accounting policies used to determine segment information are the same as those used in the preparation of the Company´s consolidated financial statements. The CODM uses income before taxes as the measure of segment profit and loss. That measure excludes income per operating leases, sales of waste, property plant and equipment and products not considered in the segment Other as these items are not directly attributable to the operating segments. The CODM uses total assets as the measure of segment assets. That measure excludes cash and cash equivalents as these assets are not directly attributable to the operating segments. The CODM uses total liabilities as the measure of segment liabilities. That measure excludes the corporate debt, derivative financial instruments, deferred taxes and employee benefits, among others, as these liabilities are not attributable to the operating segments.

There are no inter-segment transactions.

Geographic revenue information is determined based on the actual location of the customer.

Geographic non-current asset information is determined based on the actual physical location of the assets.

Viña Concha y Toro S.A. and Subsidiaries

2.4	Transactions in Foreign Currency and Adjustment Units

Transaction and Balances

Transactions in foreign currencies are recognized at the transaction date, applying the exchange rate in force at the transaction date. Balances of monetary assets and liabilities are translated at the year-end exchange rate; non-monetary entries in foreign currency which are measured in terms of historic cost are translated using the exchange rate in force at the transaction date. Non-monetary entries in foreign currencies which could be valued at fair value are translated using the exchange rate in force at the date in which the fair value is determined.

Exchange rates used to translate monetary assets and liabilities, denominated in foreign currency at each year-end in regard to the Chilean peso, are as follows:

		As of December 31,	As of December 31,
Foreing currencies	Def	2014	2013
Adjustments Units (*)	UF	24,627.10	23,309.56
U.S. Dollar	USD	606.75	524.61
Pound Sterling	GBP	944.21	866.41
Euro	EUR	738.05	724.30
Canadian Dollar	CAD	522.88	492.68
Singapur Dollar	SGD	459.35	413.99
Brazilian Real	BRL	228.27	222.71
Argentinean Peso	ARS	70.97	80.49
Norwegian Crown	NOK	81.62	86.45
Chinese Yuan	CNY	97.59	86.49
Swedish Crown	SEK	78.40	81.80
Southafrican Rand	ZAR	52.43	50.32
Mexican Peso	MXN	41.18	40.14
Japanese Yen	JPY	5.08	4.99

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

Viña Concha y Toro S.A. and Subsidiaries

2.6	Financial Instruments

-	Financial Assets

Viña Concha y Toro S.A. and subsidiaries classify their financial assets under the following categories: at fair value with changes in profit or loss, available for sale, held to maturity and loans and accounts receivable The classification depends on the purpose with which these financial assets were acquired. Management determines the classification of its financial assets upon initial recognition.

2.6.1	Financial assets at fair value with changes in profit or loss

Financial assets at fair value with changes in profit or loss are financial assets held for trading. A financial asset is classified under this category when is mainly acquired to be sold in the short-term. Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets under this category are classified as current assets and initially recognized at fair value in profit or loss.

2.6.2	Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments, have fixed maturities, and that the Company has the positive intention and ability to hold to maturity. After the initial measurement, held-to-maturity financial investments are subsequently measured at amortized cost. This cost is calculated as the amount initially recognized less capital prepayments, plus or less accumulated amortization using the effective interest rate method of any difference between the amount initially recognized and the amount at maturity, less any impairment loss determined according to market values.

2.6.3	Loans and Trade Receivable

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

Trade and other current receivables, are initially recognized at their fair value (nominal amount which in some cases includes embedded interest) and subsequently at amortized cost according to the effective interest method, less an allowance for impairment loss. This cost is calculated as the amount initially recognized less capital prepayments, plus or less accumulated amortization using the effective interest rate method of any difference between the amount initially recognized and the amount at maturity, less any impairment loss determined according to market values. Gains and losses are recognized in the statement of income when items are derecognized or impaired, as well as through the amortization process. When the nominal amount significantly differs from the fair value, the item is recognized at nominal amount. An allowance for impairment loss of trade receivables is established when there is objective evidence that this occur on a case-by-case basis.

Upon failure of all pre-legal and legal collection management efforts, the Company derecognizes the assets against the allowance account established. To improve control, the Company only uses the allowance and not the direct write-off method.

Viña Concha y Toro S.A. and Subsidiaries

Historical and current renegotiations are not relevant and the policy consists of analyzing on a case-by-case basis in order to classify them pursuant to the existence of risk determining whether their reclassification to pre-legal collection is applicable. An allowance for overdue and amounts falling due is accrued if applicable.

2.6.4	Financial Assets available for Sale

Financial assets available for sale are those which are specially designed as such or those not qualifying within the 3 prior categories. These financial assets are included in the consolidation statement of financial position as fair value when is possible to determine this in a reliable manner. In case of ownerships in unlisted companies or that have low liquidity, generally, the market value cannot be determined in a reliable manner. When this case exists, these are valued at acquisition cost or for a lower amount if there is evidence of its impairment. Changes of fair value, net of its tax effect, are recognized in the consolidated statement of other comprehensive income, up to the alienation of these investments. Then the accumulated amount of this item is totally imputed in the gain or loss for the year. In case the fair value is lower to the acquisition cost, if there is an objective evidence that the assets has suffered an impairment which cannot be considered as temporary, the difference is directly recognized in the statement of income for the year.

-	Financial Liabilities

The Company classifies its financial liabilities under the following categories: at fair value with changes in profit or loss, trade payables, interest bearing borrowings or derivatives designated as hedging instruments.

The Company’s management determines the classification of its financial liabilities upon initial recognition.

The financial liabilities are derecognized when the obligation is paid, settled or falls due.

2.6.5	Financial liabilities at fair value with changes in profit or loss

The financial liabilities are classified at fair value when held for trading or designated at initial recognition at fair value with changes in profit or loss. This category includes the derivatives not designated for hedge accounting.

2.6.6	Trade Payable

Trade payables balances are subsequently measured at amortized cost using the effective interest rate method.

2.6.7	Hedging derivatives

The global derivative instrument portfolio is 99.26% contracts qualifying as hedging instruments. These were entered into by the Concha y Toro Group within the framework of the financial risk management policy to mitigate the risks associated with exchange rate fluctuations, adjustments units (UF) and interest rates fluctuations, being these currency forward contracts and interest rate swaps.

Viña Concha y Toro S.A. and Subsidiaries

Derivatives are recognized at fair value at the statement of financial position date. If its value is positive, these are reported under the caption “Other financial assets” when its value is negative, they are reported within the caption “Other financial liabilities”, reflecting the change in the fair value within the statement of comprehensive income as described below, according to the type of hedging to which they correspond:

a)	Fair Value Hedges:

The portion of the underlying for which the risk is being hedged is valued at fair value as well as the hedging instrument, recognizing in the statement of comprehensive income the fluctuations in the value of both, netting the effects under the same caption in the statement of income.

b)	Cash Flow hedges:

Changes in the fair value of derivatives are recognized, in the portion that these hedging are effective, under a reserve within Total Equity until transferred to the statement of income netting this effect against the hedging object. The results corresponding to ineffective portion of hedges are directly recognized in the statement of income.

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

The Concha y Toro Group assesses the existence of embedded derivatives in financial instruments contracts and contracts for the purchase of grape from third parties in order to determine whether their characteristics and risks closely relate to the main agreement. Should it be concluded that clauses in force in contracts were related to the main agreement, the derivative is measured at fair value.

As of December 31, 2014 and 2013, there are no embedded derivatives for both, financial instruments contracts and contracts to purchase grapes and wine.

Viña Concha y Toro S.A. and Subsidiaries

2.6.9	Fair value and classification of financial instruments

The fair value of the different derivative financial instruments is calculated using the following procedures:

-	For derivatives quoted in an organized market, for its quote at year-end.
-	For derivatives non-negotiable in organized markets, the Group measures them using the discount of expected cash flows and generally accepted option valuation models on the basis of market conditions, from both, cash and futures at year-end.

In consideration of the abovementioned procedures, Viña Concha y Toro and subsidiaries classifies its financial instruments in the following levels:

Level 1	Fair value obtained through direct reference to unadjusted prices quoted.
Level 2	Fair value obtained through use of valuation techniques accepted in the market and based on prices, other than those indicated in Level 1, which are observable direct or indirectly as of the measuring date (adjusted prices).
Level 3	Fair value obtained through models internally developed or methodologies which use low liquidity or unobservable information.
2.6.10	Interest-bearing loans

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

Non-current assets such as property, plant and equipment whose carrying amount will be recovered through a sell and not through its ongoing use are classified as held for sale. This condition is considered as complied solely when the sale is highly probable and the asset is available for immediate sale in its current state and transferred to the current group.

These are included in non-current assets when the investment is intended to be disposed of within the twelve months following year-end.

These assets are valued at the lower of carrying amount and the estimated sales value deducting the costs required for realization, and are no longer depreciated from the time in which are classified as non-current assets held-for-sale.

Viña Concha y Toro S.A. and Subsidiaries

2.8	Inventory

Raw materials, products in-process, finished products and supplies, are initially valued at cost, subsequent to the initial recognition, these are valued at the lower of net realizable value and cost recognized initially. Inventory of wine in bulk are valued at weighted average price, determined through the absorption costing method, which implies adding to acquisition direct costs and/or grapes production costs, indirect costs incurred in the agricultural process, and direct and indirect costs in the wine production process.

Agricultural products (grapes) used as raw material are measured at fair value less costs of sale as of the harvest date.

The Company and its subsidiaries have recognized impairment for obsolescence of raw materials, finished products, products in-process and supplies on the basis of technical reports and on turnover level of stocks maintained and /or from the assessment of its use in the future.

2.9	Other non-financial assets

Within the other non-financial assets are shown those current prepayments. These include disbursements due to prepayments related to lease of farms, insurance and advertising. These are classified in current and non-current depending on the term of their maturity.

2.10	Investment in associates

Associates are those in which the Concha y Toro Group is in a position to exercise a significant influence, but not control or joint control, through being able to manage the decisions on its financial and operating policies. Pursuant to the equity method, the investment in a subsidiary will be initially recognized at cost and its carrying amount will be increased or decreased to recognize the portion which corresponds to the investor in the profit or loss obtained by the entity which it maintains the investment, after the acquisition date.

The net profit or loss obtained in each year by these companies is illustrated in the consolidated statement of comprehensive income as “Ownership on profit (losses) of associates accounted for using the equity method.” (Equity-accounted investees)

2.10.1	Goodwill from equity-accounted investees

Goodwill obtained in acquisitions of associates, it is not amortized and at each year-end it is estimated if there are indications of impairment which may decrease its recoverable amount to an amount lower than the net cost recognized, in whose case, an impairment adjustment is made.

The related assignation is performed in those cash generating units (CGUs) in which is expected to obtain a benefit from the business combination in which this acquired goodwill arose. This value is already added to the investment value in both cases.

Viña Concha y Toro S.A. and Subsidiaries

2.11	Intangible Assets

2.11.1	Industrial brand rights

Viña Concha y Toro and subsidiaries commercializes its products through the registration of own brands, duly recorded and fully in force. This registration has a finite useful life. Among the main brands the Company has the Concha y Toro brand and its sub brands Don Melchor, Amelia, Terrunyo, Trio, Casillero del Diablo, Sunrise, Frontera, Sendero, Maipo and Quinta de Maipo. The subsidiaries have registered their brands Cono Sur, Tocornal, Isla Negra, Maycas del Limarí, Trivento, La Chamiza, Pampas del Sur, Eolo, Tribu, Fetzer, Bonterra, Bel Arbor, Colwater Creek, Sanctuary, Five River, Jekel, Eagle Peak, Valley Oaks, Pacific Bay, Full Circle and Decopas.

-	Registered in Chile.

Viña Concha y Toro, has a portfolio of own industrial brands registered in Chile for a ten-year period, renewable. These are measure at the historical cost of registration of the brand. This value is amortized in the period of time in which the register remains in force.

-	Registered abroad.

The Company also register its own brands abroad where operates in the wine business. Usually, these registration rights have an in-force period from 5 to 10 years. The registration amounts are amortized in the in-force period of the related brand registration certificate pursuant to regulations of each country. These are recognized at cost net of amortization.

Viña Concha y Toro, value the related Industrial Brand Rights at its registration cost value. Disbursements made in developments of brands are recognized as operating expenses as and when incurred.

Brands acquired prior to the date in which Viña Concha y Toro adopted its transition to IFRSs are presented at its value restated by inflation and net against their related accumulated amortization.

2.11.2	Acquired Industrial Brands Rights

Those industrial brands rights acquired in business combinations has an indefinite useful life, consequently are not amortized and are evaluated on impairment on yearly basis.

2.11.3	Domains Rights

Correspond to the rights of use for a unique internet address to which users can access. These domains can be domestic or foreign, for which its effective period will correspond to that indicated by the law of each country, which in general is not higher than 5 renewable years.

2.11.4	IT Programs

Licenses for IT programs acquired are recognized at net cost net of amortization. These costs are amortized during their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense when incurred.

Viña Concha y Toro S.A. and Subsidiaries

2.11.5	Research & development

Development costs are recognized as intangible assets provided that it can be assured its technical feasibility and to demonstrate that this is able to generate probable economic benefits in the future.

Research costs are recognized as expenses when incurred. As of December 31, 2014, research expenses amounted to Th$161,330, whilst as of December 31, 2013 this expenses amounted to Th$116,690.

2.11.6	Water rights

Water rights acquired by the Company correspond to the exploitation right of water existing in natural sources associated to agricultural land which are recognized at cost. These are recognized at its purchase value, and given that are perpetual rights, these are not amortizable. However, the Company applies an annual impairment test in regard to these water rights.

2.11.7	Rights of way

Rights of way, correspond to the amounts in acquisition of rights of way, between several co-owners from the area (access to allotments, aqueduct transit, and power lines), on agricultural land of Viña Concha y Toro, in addition to those of its subsidiary Viña Cono Sur S.A. These rights are perpetual and therefore, are not amortized but subject to “impairment test” on an annual basis, adjusting the value in the event that the related market value is lower, on the basis of the last transactions performed by the Company.

2.11.8	Identification of classes of intangible assets with finite and indefinite useful lives

Description of the type of intangible assets	Useful life definition
Domains	Finite
Industrial brands (acquired)	Indefinite
Industrial brand marks registered abroad and domestically	Finite
Water rights	Indefinite
Easements	Indefinite
IT software	Finite
F-31

Viña Concha y Toro S.A. and Subsidiaries

2.11.9	Minimum and maximum useful lives for intangible asset amortization.

Useful life by type of intangible assets	Minimum	Maximum
Patents, rights, trademarks	5	10
IT software	3	8
Other identifiable intangible assets	3	10
2.12	Property, plant and equipment

Property, Plant and equipment are recognized at cost less accumulated depreciation and less impairment losses.

The cost of property, plant and equipment items includes its acquisition price plus all the costs directly attributable to the asset location and bringing the assets to a working condition for their intended use as expected by the Company and the initial estimate of the costs of dismantling and removing the items and restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Repair, maintenance and serving expenses are expensed in profit or loss hen incurred. Note that items of the Group’s property, plant and equipment require reviews on a regular basis. In this sense, the items subject to replacement are recognized separately from the remaining of the asset and with a segregation level which allows amortizing them in the period between the current and next repair.

2.12.1	Costs Policy on financial interests

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

Viña Concha y Toro S.A. and Subsidiaries

Viña Concha y Toro and subsidiaries assesses at each annual reporting date, the existence of any asset impairment loss related to property, plant and equipment. Any reversal of the impairment loss is recognized directly in the statement of income.

The useful lives of assets are detailed as follows:

Asset	Useful life years
Buildings	10 to 40
Plant and equipment	3 to 20
IT equipment	3 to 7
Fixtures and fittings	5 to 30
Motor vehicles	6
Other property, plant and equipment	3 to 20

The Company depreciates its fruit producing plants following the straight-line method over the estimated useful life on the plantations of vines and subjecting the value in each year to evaluate indications of impairment. The applied useful lives are:

Useful life years
Vineyard plantations	20 to 30

2.12.3	Government grants

The Company has received grants from the Chilean Government, in conformity with Law on Drainage and Irrigation Law No.18.450 related to the developed wine production activity.

The amount regarding government grants for 2014 and 2013 amounted to Th$ 46,105 y Th$ 115,983, respectively

These government grants in benefit of the Company are recognized within property, plant and equipment, under the equity accounting method and deducted from the values of work in-progress and irrigation materials.

2.13	Biological Assets

The Company and subsidiaries presents within current biological assets the agricultural product (grapes) derived from plantations under production which are intended to be the supply for the wine production process.

Regarding the agricultural product (grape) which is in growing stage up to harvest, the costs are accumulated up to the harvesting time.

In conformity with IAS 41 and based on the analysis results and the Company’s calculation it was concluded that the fair value of the grapes when harvesting is close to the carrying value and consequently, the grapes at the harvest point are measured at fair value less costs of sale, and then transferred to inventory.

Viña Concha y Toro S.A. and Subsidiaries

2.14	Impairment of non-financial assets

On an annual basis, the Company assesses impairment loss in conformity with the methodology established by the Company in conformity with IAS 36. Assets on which this methodology applies, are as follows:

-	Property, plant and equipment
-	Intangible Assets
-	Investments in Associates
-	Other long-term assets (Projects)
-	Biological Assets

Assets subject to depreciation and amortization are subject to impairment losses testing provided that any event or changes in circumstances indicate that the carrying amounts may not be recovered. An impairment loss is recognized as the excess of carrying amount over its recoverable amount. The recoverable amount is the higher of the asset fair value less the costs to sell or value in use. For the purpose of impairment testing, assets are grouped together into cash generating units (CGUs). Non-financial assets, other than goodwill that have been affected by an impairment loss are subject to reviews as of each year-end for any events which justifies the reversal of losses. Impairment tests are performed under the following methods indicated in IAS 36:

-	Cash flows deducted from income prepared for groups of property, plant and equipment. (CGU) identified.
-	Comparison of market fair values against cash flows to determine the recoverable amount between them and then compare to the carrying amount.
-	Discounted cash inflows to assess impairment loss in investments in associates.

2.14.1	Impairment of Property, plant and equipment, Investments in Subsidiaries and Associates

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

Viña Concha y Toro S.A. and Subsidiaries

2.14.2	Impairment of intangible assets

The Company performs annually tests to its indefinite-lived intangible assets for impairment or when there is an indication that an asset could be impaired.

If the recoverable value of an asset is considered as lower than its carrying amount, the latter decreases to its recoverable amount.

2.14.3	Impairment of Financial Assets

In the case of assets with trading origin, the Company has defined a policy for recording impairment provisions in function of the age of the overdue balance.

The Company has defined for its accounts receivable certain age stratification parameters and the percentages to be applied when evaluating the impairment of these items, which are analyzed on a case-by-case basis as indicated in Note 2.6.3

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

Assets received through lease agreements, which meet the characteristics of a finance lease arrangement, are recognized as acquisition of property, plant and equipment at the lower between fair value and the present value of the future minimum lease payments.

Each lease payment is allocated between the liability and the finance charges to obtain constant interest rate on the debt outstanding balance.

Viña Concha y Toro S.A. and Subsidiaries

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

Contracts which do not comply with the characteristics required to be recognized as a finance lease are classified as operating leases.

Operating leases are those where the lesser holds a significant portion of the risks and rewards from the ownership of leased assets. Operating lease payments (net of any benefit received from the lesser) are charged to the statement of income or capitalized (if applicable) on a straight-line basis over the lease term.

2.16	Income and deferred taxes

2.16.1	Income Tax

Viña Concha y Toro SA and its subsidiaries recognizes its income taxes based on the net taxable income determined under regulations established by the Chilean Income Tax Law (ITL) and of foreign countries where certain subsidiaries are based.

The income tax expense for the year for these companies is determined as the sum of the current taxes of the different companies, resulting after the application of the tax rate on taxable income for the year once applied the tax deductions allowed.

On September 29, 2014, the Tax Reform Act was enacted, which among other matters, defines the tax system that by default applies to the companies, the corporate rate tax that, by default, will be applied gradually to companies between 2014 and 2018 and allows companies may also elect between one of the two tax systems established as Attributed or Partially Integrated, remained subject to different tax rates beginning on 2017.

The Attributed system applies to individual entrepreneurs, individual limited liability companies, communities and individual companies when the latter are formed exclusively by natural persons domiciled and resident in Chile; and the Partially Integrated system applies to the remaining taxpayers, such as open and closed corporations, joint stock companies or partnerships whose partners are not only natural persons domiciled or resident in Chile. The tax system, which by default the Company will be subject from January 1, 2017, is the Partially Integrated system.

The Company may also elect a system change, other than the default system within the last three months of the previous business year (2016), through approval from an extraordinary shareholders meeting, with a quorum of at least two thirds of the issued shares with voting rights and will be effective filing the declaration signed by the Company, accompanied by the minutes summarized as a public deed signed by the Company. The Company is bound under the applicable tax system thereon, for at least five consecutive business years. After this period, the Company is allowed to change its system, having to keep the new system for least five consecutive years.

Viña Concha y Toro S.A. and Subsidiaries

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

As of the date of the consolidated statement of financial position, the unrecognized deferred tax assets are revaluated and recognized provided that is highly probable that future taxable gains will allow the recovering of this deferred tax assets.

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

Actuarial gains or losses arise from the deviations between estimates and actuality of the actuarial hypothesis behavior or in the reformulation of the established actuarial hypothesis, which are directly recognized in Other Reserves for the year.

Viña Concha y Toro S.A. and Subsidiaries

2.18	Provisions

The provisions are recognized when they relate to a present, legal or assumed obligations, generated as a result of a past event which can be estimated in a reliable manner and is probable that an outflow of resources embedding economic benefits will be required to satisfy this obligation.

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

2.21	Earnings per Share

Earnings per share is calculated as the quotient between the net earnings of the year attributable to the Parent Company and the weighted average number of ordinary shares of the Parent in outstanding during the same year. The Company does not have any potential common stock equivalents that would have a dilutive effect.

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
F-38

Viña Concha y Toro S.A. and Subsidiaries

2.23	Revenue and expense recognition

Revenue from sales and services are recognized by Viña Concha y Toro and subsidiaries when the relevant risks and rewards from the ownership of products are transferred to the buyer; usually, when the ownership and risk are transferred to the customer and products are delivered in the agreed location or delivery is postponed in accordance with the buyer’s will, which, nonetheless becomes the owner of goods and accepts billing for those products. Revenue is measured at the fair value of the consideration received or receivable

Expenses are recognized on an accrual basis.

Revenue is presented net of value-added taxes, returns, rebates and discounts and after the elimination of sales performed among the subsidiaries, which are described as follows:

2.23.1	Sale of goods and products

Revenue from sale of goods must be recognized and recognized in the financial statements when each and all the following conditions are met:

a)	The Company has transferred to the buyer the significant risks and rewards arising from the ownership of the goods;
b)	The entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
c)	The amount of revenue can be measured reliably;
d)	is probable that the economic benefits associated with the transaction will flow to the entity; and
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

Interest paid, accrued on loans from financial institutions and public bonds payable are used in the financing of operations, are presented as finance costs.

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

Viña Concha y Toro S.A. and Subsidiaries

NOTE 3. ESTIMATES DETERMINED BY MANAGEMENT

The preparation of consolidated financial statements require that Management perform estimates and use assumptions which affect the amounts included in these consolidated financial statements and related notes. Estimates made and assumptions used by the Company are based on the historic experience, changes in the industry and information provided by qualified external sources. However, the final results could differ from estimates under certain conditions, and in some cases have a significant variation.

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

3.2	Financial assets of trading origin

In the case of financial assets whit trading origin, the Company has defined a policy for the recording of impairment accruals in function of the irrecoverable status for the overdue balance, which is determined through an analysis on the age, historic collection and the collection status of accounts receivable.

Viña Concha y Toro S.A. and Subsidiaries

3.3	Assignation of Useful lives of Property, Plant and equipment and Intangible assets of Finite Life

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

In the case of derivative financial instruments, the assumptions used by the Group Viña Concha y Toro and subsidiaries are based on the market rates quoted, restated by the instrument’s specific features.

3.6	Expected Fair value in a business combination

The Company has recognized separately from goodwill, identifiable assets acquired and liabilities assumed at fair value at acquisition date.

Viña Concha y Toro S.A. and Subsidiaries

NOTE 4. CHANGES IN ESTIMATES AND ACCOUNTING POLICIES

4.1	Changes in Accounting Policies

As of December 31, 2014, Viña Concha y Toro S.A., has opted for early application of the amendments to IAS 16 Property Plant and Equipment and IAS 41 Agriculture whose scope indicates the accounting treatment applicable to producing plants that are used only to develop products. The only significant future economic benefits from production plants arise from the sale of the agricultural products that these generate. Producing plants meet the definition of property, plant and equipment from IAS 16 and its operation is similar to manufacturing. Therefore, the amendments require that production plants are accounted for as property, plant and equipment are included in the scope of IAS 16 instead of IAS 41. The product that is developed at the production facilities will remain within the scope of IAS 41.

In order to maintain uniformity in the presentation of the financial statements and as requested by IAS 8, we have restated the financial statements at December 31, 2013 and January 1, 2013. This restatement does not have effects in equity nor in the results then presented.

Amounts reclassified from Biological Assets to Property, Plant and Equipment as of December 31, 2014, 31, 2013 and as of January 1, 2013 amounted to ThCh$ 74,214,301, ThCh$ 68,552,823 and ThCh$ 64,537,068, respectively.

Viña Concha y Toro S.A. and Subsidiaries

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

The sensibility analysis assuming that the Company had no hedging during 2014, indicates that a depreciation /appreciation by 10 % of the Chilean peso, with respect to the different currencies in which the Company maintains assets and liabilities, would have generated a loss/gain amounting to ThCh$7,314,981. This sensitization is performed assuming that all other variables remained constant and considering, in all the aforementioned currencies, the average assets and liabilities maintained during the indicated period of time.

Sensibility analysis by currency, effect on Net Income as of December 2014:

	Depreciation 10%	Appreciation 10%
	in ThCh$	in ThCh$
U.S. Dollar	2,600,863	(2,600,863)
Pound Sterling	2,198,378	(2,198,378)
Euro	919,763	(919,763)
Canadian Dollar	282,633	(282,633)
Brazilian Real	1,230,557	(1,230,557)
Swedish Crown	365,129	(365,129)
Norwegian Crown	89,236	(89,236)
Mexican Peso	375,902	(375,902)
Argentinean Peso	(747,480)	747,480
Total	7,314,981	(7,314,981)
F-43

Viña Concha y Toro S.A. and Subsidiaries

Sensibility analysis by currency, effect on Net Income as of December 2013:

	Depreciation 10%	Appreciation 10%
	in ThCh$	in ThCh$
U.S. Dollar	2,379,502	(2,379,502)
Pound Sterling	1,968,372	(1,968,372)
Euro	805,667	(805,667)
Canadian Dollar	276,659	(276,659)
Brazilian Real	1,298,368	(1,298,368)
Swedish Crown	329,274	(329,274)
Norwegian Crown	88,703	(88,703)
Mexican Peso	345,956	(345,956)
Argentinean Peso	(907,302)	907,302
Total	6,585,199	(6,585,199)

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

The sensibility analysis manifest that a depreciation/appreciation by 10 % of the Chilean peso with respect to the different currencies in which the Company generate income and expenses, would have represented in 2014 a loss /gain amounting to ThCh$29,239,348. This sensibility is performed assuming all other variables as constant and considering in all the aforementioned currencies, the forecasted income and expenses for the year.

Sensibility analysis by currency, effect on Equity as of December 2014:

	Depreciation 10%	Appreciation 10%
	in ThCh$	in ThCh$
U.S. Dollar	12,628,865	(12,628,865)
Pound Sterling	9,518,676	(9,518,676)
Euro	1,501,953	(1,501,953)
Canadian Dollar	1,488,438	(1,488,438)
Brazilian Real	2,146,087	(2,146,087)
Swedish Crown	1,501,953	(1,501,953)
Norwegian Crown	453,376	(453,376)
Total	29,239,348	(29,239,348)
F-44

Viña Concha y Toro S.A. and Subsidiaries

Sensibility analysis by currency, effect on Equity as of December 2013:

	Depreciation 10%	Appreciation 10%
	in ThCh$	in ThCh$
U.S. Dollar	11,003,821	(11,003,821)
Pound Sterling	8,116,938	(8,116,938)
Euro	1,289,966	(1,289,966)
Canadian Dollar	1,387,596	(1,387,596)
Brazilian Real	2,156,522	(2,156,522)
Swedish Crown	1,289,966	(1,289,966)
Norwegian Crown	429,206	(429,206)
Total	25,674,015	(25,674,015)

Notwithstanding the abovementioned, in scenarios of appreciation of our local currency is possible to mitigate the effect on income through adjustments in prices always considering, the appreciation level of the currencies of our competitors.

5.1.2	Interest Rate Risk

The interest rate risk impact the Company’s financial debt. As of December 31, 2014 Viña Concha y Toro had a total financial debt, net of interest, amounting to ThCh$244,576,581, 79.3% of this debt correspond to non-current liability and 20.7% correspond to current liability. At this year-end, the Company maintains 7.0% of the debt with a variable interest.

In order to reduce the interest rate risk, the Company has contracted derivatives which fix the interest rate (Swap Interest rate) for all loans which are currently subject to a variable rate, which are currently denominated in United States Dollars subject to Libor rates.

The sensibility analysis, assuming that the Company does not perform interest rate hedging, indicate that, an increase/decrease of 100 base points in interest rates in all the loans with variable interest rate, in-force during 2014, would have generated a higher/lower interest expense for the year amounting to ThCh$271,101, with effect on profit or loss.

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

As of December 31, 2014, 37.3% of the Company’s debt is denominated in UF. In order to hedge the fluctuation of UF, the Company has taken swap contracts.

During 2014 the Company recognized a loss amounting to ThCh$4,429,230 which relates to the adjustment of current and non-current financial debts indexed to the variation of UF. A variation of 100 base points in the inflation that refine the UF in this period would generate a greater loss /gain amounting to ThCh$774,393, with effect on profit or loss.

Viña Concha y Toro S.A. and Subsidiaries

5.2	Credit Risk

The Credit Risk relates to the uncertainty with respect to the compliance of obligations from the Company’s counterpart, for particular contract, agreement or financial instrument, when this breach generates a loss in the market value of any financial asset.

5.2.1	Accounts Receivable

The Company export to more than 145 countries abroad through dealers with whom maintain distribution contracts for its different companies and brands. On the other hand, the Company has formed distributing subsidiaries of its products in England, Sweden, Norway, Finland, Argentina, Brazil, Mexico, Singapore and China. All export sales is performed in term with direct credit, except for some punctual cases that operates with export letter of credit.

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

In the case of accounts receivable for the domestic market, 88.5% of customers have a credit insurance which covers 90% of the claim. As of December 31, 2014 the main five customers concentrate 37.0% of receivables for this market, consequently, 100% of this receivable is covered by the credit insurance. A 57.1% of accounts receivable are concentrated in customers that maintain accounts receivable in amounts higher than M$100, while a 22.8% correspond to customers with a receivable lower than M10.

For exports performed from Chile to third-parties, 82.1% have an insurance credit which covers a 90% of the claim. As of December 31, 2014 the twenty main customers concentrate a 65.4% of accounts receivable for this market, consequently, 90.5% of this receivable is covered by an insurance credit. The remaining 34.6% is comprised by 200 customers, approximately.

b)	Sale to third-parties from abroad:

Bodegas y Viñedos Trivento S.A. maintains credit insurances for 97.0% of its domestic accounts receivable, and 98.7% of its export accounts receivable. In both cases, the insurance covers 90% of the claim. A 70.0% of its export accounts receivable are concentrated in the main 20 customers, from these, 99.9% of the debt is insured, while the 20 main customers of the domestic market, represents 76.3% of total accounts receivable, from these 98.2% is insured.

Viña Concha y Toro S.A. and Subsidiaries

The subsidiary Concha y Toro UK maintains 98.8% of its accounts receivable portfolio hedged by a credit insurance, which covers a 90% of the value. 81.0% of accounts receivable is concentrated in its 20 main customers, from these 100% of the debt is insured, while the remaining 19.0% of accounts receivable is distributed in more than 220 customers.

VCT Brazil concentrates a 65.0% of its accounts receivable in its 20 main customers, distributing the remaining 35% in more than 750 customers. 77.3% of its accounts receivable are subject to a credit insurance, which covers 90% of the value.

Fetzer maintains credit insurances for 65.5% of its domestic receivables, and 83.1% of its export receivables, in both cases, the insurance covers 90% of the claim. Additionally, 37.2% of exports are sales to state-owned monopolies.

The subsidiaries of Sweden, Norway and Finland, concentrates more than 90% of their accounts receivable in sales performed to state-owned monopolies, entities with no credit insurance due to its low credit risk.

5.2.2	Short-term investments and forward

Surpluses of cash are invested pursuant the short-term investing policy, mainly, using sell–back agreements on central bank documents, time deposits with different financial institutions, short-term mutual fund units of fixed rent. These investments are recognized as cash and cash equivalent and in investments maintained up to its maturity.

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

As of December 31, 2014 the Company recognized ThCh$30,304,154 in Bank balances and time deposits additionally to bank credit lines.

In order to mitigate and manage the liquidity risk, the Company, through projected cash flows, reviews on a monthly and annual basis, its ability to fund its working capital, future investments and its debts maturities.

Viña Concha y Toro S.A. and Subsidiaries

-	Liquidity Risk with respect to agricultural activity

The liquidity risk, with respect to the Company’s agricultural activity, correspond to the inability that may confront the Company on its compliance, in time and form, with its contractual obligations assumed with its grapes suppliers, given that the Company depends of external vineyards for its supply of grapes and wine in bulk.

Company’s non-derivative maturities including interest from financial liabilities and derivative financial liabilities as of December 31, 2014 and 2013 are disclosed as follows:

	Carrying				More than 5
As of December 31, 2014	amount	Less than 1 year	1 to 3 years	3 to 5 years	years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-derivative financial liabilities
Loans from financial entities	160,076,464	56,940,828	92,826,820	18,608,597	—
Obligations with the public	86,857,075	2,699,778	29,385,745	31,582,083	42,863,822
Sub- Total	246,933,539	59,640,606	122,212,565	50,190,680	42,863,822
Derivative financial liabilities
Hedging liabilities	30,531,157	7,403,871	19,110,571	4,016,715	—
Non-hedging liabilities	127,326	127,326	—	—	—
Sub- Total	30,658,483	7,531,197	19,110,571	4,016,715	—
Total	277,592,022	67,171,803	141,323,136	54,207,395	42,863,822

	Carrying				More than 5
As of December 31, 2013	amount	Less than 1 year	1 to 3 years	3 to 5 years	years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-derivative financial liabilities
Loans from financial entities	168,734,231	65,258,946	77,368,389	36,322,249	—
Obligations with the public	69,705,136	5,253,059	21,745,087	31,658,764	23,747,115
Sub- Total	238,439,367	70,512,006	99,113,476	67,981,013	23,747,115
Derivative financial liabilities
Hedging liabilities	14,640,026	3,192,148	5,338,668	6,109,210	—
Non-Hedging liabilities	209,184	209,184	—	—	—
Sub- Total	14,849,210	3,401,332	5,338,668	6,109,210	—
Total	253,288,577	73,913,338	104,452,144	74,090,223	23,747,115

5.4	Price Risk on Raw Material

The Company depends of external vineyards for its grapes supply and wine in bulk. The grapes purchased to external producers are subject to fluctuations of price and quality and generally are more expensive that the Company’s own grapes.

For the elaboration of premium wines, varietals (wine made exclusively or almost exclusively from one variety of grape) and sparkling, a 53.20% of grapes and wine in bulk used corresponded to independent growers of Chile. Additionally, the Company purchased close to 75.55% of the grape and wine in bulk necessary to produce wine of popular quality. The disruption in the grape or wine offer, as well as the increase in prices on the part of these external suppliers could have an adverse effect on the Company’s operating income.

Viña Concha y Toro S.A. and Subsidiaries

NOTE 6. CASH AND CASH EQUIVALENTS

a)	This item is detailed as follows:

Cash and cash equivalents includes time deposits and balances in banks

	As of December 31,	As of December 31,
Cash and cash equivalents	2014	2013
	ThCh$	ThCh$
Time deposits and balances in banks	30,304,154	12,850,652
Total	30,304,154	12,850,652

As of December 31, 2014, the time deposits balance is detailed as follows:

As of December 31, 2014
			Monthly		Amount	Interest	Total amount
Bank	Initial	Maturity	rate	Currency	ThCh$	ThCh$	ThCh$
Banco Bilbao Vizcaya	22-12-2014	02-01-2015	0.29%	CLP	1,000,000	870	1,000,870
Banco Santander Chile	24-12-2014	02-01-2015	0.28%	CLP	1,500,000	980	1,500,980
Banco Bilbao Vizcaya	26-12-2014	02-01-2015	0.28%	CLP	5,000,000	2,333	5,002,333
Banco Bilbao Vizcaya	30-12-2014	09-01-2015	0.27%	CLP	6,500,000	585	6,500,585
Banco Itau BBA	30-11-2014	01-01-2015	0.23%	BRL	831,294	642	831,936
	Total				14,831,294	5,410	14,836,704

As of December 31, 2013, there are no time deposits

b)	Cash and cash equivalent, classified by currencies is detailed as follows:

	As of December 31,	As of December 31,
Original currency	2014	2013
	ThCh$	ThCh$
U.S. Dollar	5,278,520	3,740,960
Brazilian Real	868,714	1,409,327
Chilean Peso	16,337,019	1,923,107
Norwegian Crown	1,056,328	613,505
Swedish Crown	911,128	923,024
Pound Sterling	3,157,102	2,383,765
Mexican Peso	335,367	1,374,951
Euro	926,390	139,739
Argentinean Peso	1,293,772	221,160
Canadian Dollar	116,959	105,731
South African Rand	22,855	15,383
Total	30,304,154	12,850,652
F-49

Viña Concha y Toro S.A. and Subsidiaries

NOTE 7. OTHER FINANCIAL ASSETS

All financial assets are measured at fair value.

	Total current		Total Non-current
Other financial assets	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
	ThCh$	ThCh$	ThCh$	ThCh$
Financial investments available for sale	2,920,628	3,146,321	—	—
Hedging derivative instruments	4,054,521	2,796,594	8,630,985	2,769,009
Non-hedging derivative instruments	78,353	1,836,901	—	—
Total	7,053,502	7,779,816	8,630,985	2,769,009

-	Financial investments Available-for-sale

As of December 31, 2014, financial assets available-for-sale correspond to marketable securities amounting to Th$2,920,628, from this total, 93.85% is recognized at stock exchange value and the remaining 6.15% at cost.

As of December 31, 2013, financial assets available-for-sale correspond to marketable securities amounting to Th$3,146,321, from this total 94.29% is recognized at stock exchange value and the remaining 5.71% at cost.

Viña Concha y Toro S.A. and Subsidiaries

NOTE 8. TRADE AND OTHER ACCOUNTS RECEIVABLES, NET

This item is detailed as follows:

	As of December 31,	As of December 31,
Description of classes of trade and other receivables, net	2014	2013
	ThCh$	ThCh$
Debtors for credit operations, net, current	143,760,821	129,014,530
Other receivables, net, current	11,419,017	11,298,998
Total	155,179,838	140,313,528

Balances included within this item, in general, do not accrue interest.

There are no restrictions to the provisions for this type of accounts receivable of significant amount.

It is important to note that the Company has dealers to sell its products through the export markets. Sales to the largest 5 distributors of the Company represented 15.7% and 15.2% of the Company’s total export revenue at December 2014 and 2013, respectively, and are expected to continue representing a significant portion of company revenues to total exports in the future.

The Company has signed agreements with the bigger portion of its dealers. Generally, these agreements are entered for a two-year period, which are automatically renewable. Besides, the Company’s strategy to increase its sales in the most significant export markets depends significantly on the Company’s dealer’s behavior.

Other receivables, current, net, is mainly comprised by bank current accounts, personnel debts and notes receivable from trading debtors.

The impairment analysis of trade debtors is as follows:

	Year 2014		Year 2013
Tranche of the portfolio	Number portfolio		Number portfolio
	customer	ThCh$	customer	ThCh$
At day	4,317	71,971,016	5,499	112,472,819
1 to 30 days	3,792	28,048,620	2,703	14,142,688
31 to 60 days	1,072	23,842,321	867	4,675,094
61 to 90 days	345	12,596,751	943	1,609,249
91 to 120 days	137	6,258,950	337	1,338,650
121 to 150 days	239	2,863,559	192	842,975
151 to 180 days	253	2,560,207	224	192,085
181 to 210 days	209	1,910,368	152	172,114
211 to 250 days	128	384,938	181	437,487
Over 250 days	1,293	4,743,108	1,766	4,430,367
Total portfolio by tranche	11,785	155,179,838	12,864	140,313,528
F-51

Viña Concha y Toro S.A. and Subsidiaries

Movements in consolidated allowance for doubtful accounts	ThCh$
Initial balance at January 1, 2012	813,181
Increases	218,730
(Decreases)	(153,727)
Final Balance As of December 31, 2012	878,184
Increases	1,309,012
(Decreases)	(210,989)
Final Balance As of December 31, 2013	1,976,207
Increases	262,919
(Decreases)	(76,652)
Final Balance as of December 31, 2014	2,162,474

Rejected notes receivable as of December 31, 2014, corresponds to 260 customers totaling Th$ 160,502, while as of December 31, 2013, these amounted to 266 customers in the amount of Th$ 123,897, in respect of notes receivable held in legal collection as of December 31, 2014, these correspond to 358 customers with a total of Th$ 261,530, while at December 31, 2013, this figure reached 249 customers in the amount of Th$ 141,077.

The portfolio as of December 31, 2014 amounted to ThCh$155,179,838 which represents a total of 11,785 customers from which none of them has come to terms to pay for their debts. At December 31, 2013 the portfolio amounted to ThCh$140,313,528, of which 12,864 none of them has come to terms to pay for their debts.

Viña Concha y Toro S.A. and Subsidiaries

NOTE 9. TRANSACTIONS WITH RELATED PARTIES

9.1	Information to be disclosed on related parties

Balances outstanding at year-end are not secured and are settled in cash. There are no guarantees granted or received for accounts receivable from or payable to related parties. As of December 31, 2014 and 2013, the Group has not recognized any material impairment of accounts receivable related to amounts owed by related parties. This evaluation is performed on an annual basis through an analysis of the related party’s financial position in the market in which the related party operates.

9.2	Parent Group

The controlled percentage directly and indirectly by the Parent Group is 38,80%. A non-formalized join acting agreement exists between them.

The table below details each natural person which represents to each member of the Parent. In addition, there is an indication of the legal entities and natural persons represented and its related ownership percentages. Those shareholders with percentages lower than 1% are grouped under item “others”:

GUILISASTI GANA FAMILY	27.76%
Inversiones Totihue S.A.	11.73%
Rentas Santa Bárbara S.A.	11.42%
Other	4.61%

The Companies Rentas Santa Bárbara S.A. and Inversiones Totihue S.A. are Closed Corporations, both 100% controlled directly or indirectly by the family Guilisasti Gana which is integrated by Mrs. Isabel Gana Morandé (ID No. 2.556.021-3), the brothers Eduardo Guilisasti Gana (ID No. 6.290.361-9), Rafael Guilisasti Gana (ID No. 6.067.826-K), Pablo Guilisasti Gana (ID No. 7.010.277-3), José Guilisasti Gana (ID No. 7.010.293-3), (R.I.P) and sisters Isabel Guilisasti Gana (ID No. 7.010.269-2), Sara Guilisasti Gana (ID No. 7.010.280-3), and Josefina Guilisasti Gana (ID No.7.010.278-1). The members of the family Guilisasti Gana exert its rights as legal persons or through investment companies which are totally owned by the same family. The concept “others” include companies and legal persons which correspond by 100%, directly and indirectly to the family Guilisasti Gana

LARRAÍN SANTA MARÍA, ALFONSO	7.40%
Inversiones Quivolgo S.A.	4.20%
Inversiones La Gloria Ltda.	2.17%
Other	1.03%
F-53

Viña Concha y Toro S.A. and Subsidiaries

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

FONTECILLA DE SANTIAGO CONCHA, MARIANO	3.64%
Inversiones GDF S.A.	3.28%
Other	0.36%

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

Managers and main executives are involved with an annual bonuses plan through participation on incomes and goals achievements. The global remuneration of the Company’s main executives is as follows:

Senior Management Remuneration	From January 1	From January 1	From January 1
	to December 31, 2014	to December 31, 2013	to December 31, 2012
	ThCh$	ThCh$	ThCh$
Short-term benefits to employees	18,893,055	15,767,883	12,915,446
Contract termination benefit	55,461	129,316	228,813
Total	18,948,516	15,897,199	13,144,259
F-54

Viña Concha y Toro S.A. and Subsidiaries

9.5	Accounts receivable from related companies, current

				As of December 31,	As of December 31,
Related party ID of No.	Related party name	Nature of relationship	Type currency	2014 ThCh$	2014 ThCh$

96.512.200-1	Viñedos Emiliana S.A.	Common director	Chilean Peso	323,185	47,926
96.824.300-4	Viña Almaviva S.A.	Associate	Chilean Peso	32,563	130,128
96.512.190-0	Fruticola Viconto S.A.	Common director	Chilean Peso	2,202	2,137
Foreign	Excelsior Wine Company	Associate	US Dollar	9,563,182	6,136,724
90.950.000-1	Industria Corchera S.A.	Associate	Chilean Peso	—	39,021
78.335.990-1	Comercial Greenvic S.A.	Common director	Chilean Peso	16,348	40,493
	Total			9,937,480	6,396,429

9.6	Accounts payable to related companies, current

				As of December 31,	As of December 31,
Related party ID of No.	Related party name	Nature of relationship	Type currency	2014 ThCh$	2014 ThCh$

96.512.200-1	Viñedos Emiliana S.A.	Common director	Chilean Peso	1,712,285	1,020,352
90.950.000-1	Industria Corchera S.A.	Associate	Chilean Peso	1,997,753	2,069,200
79.592.130-3	Agrícola Las Petras Ltda.	Common manager	Chilean Peso	5,787	5,300
96.824.300-4	Viña Almaviva S.A.	Associate	Chilean Peso	4,273	31,085
99.562.040-5	Los Boldos de Tapihue S.A.	Common manager	Chilean Peso	—	3,052
76.088.641-6	Agricolas Las Pircas Ltda	Common manager	Chilean Peso	—	378
3.909.463-0	María Inés Cerda Fernández	Common manager	Chilean Peso	—	1,403
77.486.130-0	Soc. Ag. El Marco Dos Ltda.	Common manager	Chilean Peso	—	1,252
96.931.870-9	Viveros Guillaume Chile S.A.	Common director	Chilean Peso	117,914	75,148
77.486.290-0	Soc. Ag. Orrego Dos Ltda.	Common manager	Chilean Peso	270	1,551
99.527.300-4	Southern Brewing Company S. A.	Associate	Chilean Peso	172,251	129,945
78.968.020-5	Sociedad. Agricola. Santa María Ltda.	Common manager	Chilean Peso	550	—
Foreign	Digrans	Shareholder of subsidiary	Chilean Peso	1,179,095	—
78.335.990-1	Comercial Greenvic S.A.	Common director	Chilean Peso	1,537	1,458
5.084.186-3	José Eduardo Konar Silva	Common manager	Chilean Peso	1,090	—
85.630.300-4	ST Computación	Common manager	Chilean Peso	3,603	—
Total				5,196,408	3,340,124
F-55

Viña Concha y Toro S.A. and Subsidiaries

9.7	Accounts payable to related companies, non-current.

Related party ID of No.	Related party name	Nature of relationship	Type currency	As of December 31, 2014 ThCh$	As of December 31, 2014 ThCh$
96.512.200-1	Viñedos Emiliana S.A.	Common director	Chilean Peso	732,466	898,543
Total				732,466	898,543

9.8	Detail of transactions with related parties, by entity.

Related party ID No.	Related party name	Nature of relationship	Nature of transaction	As of December 31, 2014 ThCh$	As of December 31, 2013 ThCh$
96.512.190-0	Fruticola Viconto S.A.	Common director	Sale of services and others	10,000	10,588
96.512.200-1	Viñedos Emiliana S.A.	Common director	Sale of raw materials and products	147,849	—
		Common director	Sales of services and others	495,817	422,367
		Common director	Purchase of raw materials and products	1,140,832	378,191
		Common director	Purchase of services and others	262,088	122,704
90.950.000-1	Industria Corchera S.A.	Associate	Sale of raw materials and products	—	1,840
		Associate	Purchase of raw materials	5,821,678	2,052,542
96.824.300-4	Viña Almaviva S.A.	Associate	Sale of raw materials and products	213,896	179,846
		Associate	Sales of services and others	27,635	56,569
		Associate	Purchase of raw materials and products	767,061	71,344
		Associate	Purchase of services and others	2,862	717
76.021.221-0	Agricola Gabriela Ltda.	Common director	Purchase of raw materials	283,363	570,824
		Common director	Purchase of services and others	—	—
90.310.000-1	Gasco GLP S.A.	Common director	Purchase of services and others	1,249,807	617,595
90.042.000-1	CGE Distribución S.A.	Common director	Purchase of services and others	1,735,945	1,083,365
85.201.700-7	Agrícola Alto Quitralmán Ltda	Common director	Sale of raw materials and products	529	24
		Common director	Sales of services and others	—	—
		Common director	Purchase of raw materials and products	843,388	506,837
70.017.820-K	Camara de Comercio de Stgo	Common director	Sale of raw materials and products	332	—
		Common director	Purchase of services and others	97	—
78.335.990-1	Comercial Greenvic S.A.	Common director	Sale of raw materials and products	7,722	38,697
		Common director	Sales of services and others	—	20,189
		Common director	Purchase of raw materials and products	—	—
		Common director	Purchase of services and others	66	—
86.673.700-2	Agrícola Los Alamos Ltda.	Common director	Purchase of raw materials and products	419,285	407,427
0-E	Excelsior Wine Company	Associate	Sale of raw materials and products	31,370,840	30,621,979
0-E	Digrans	Shareholder of subsidiary	Sale of raw materials and products	6,378,231	—
99.527.300-4	Southern Brewing Company	Associate	Purchase of raw materials and products	1,198,319	1,075,589
91.143.000-2	Cia.Nac.de Fuerza Electrica S.A	Common director	Sales of services and others	153,961	12,505

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

There are no allowances for doubtful accounts which are deducted from these receivables balances or guarantees related to these receivables.

Transactions and balances with Group’s subsidiaries companies are not presented.

F-56

Viña Concha y Toro S.A. and Subsidiaries

NOTE 10. INVENTORY

As of December 31, 2014 and 2013, inventory is detailed as follows:

	As of December 31,	As of December 31,
Classes of Inventories	2014	2013
	ThCh$	ThCh$
Wine in bulk and bottled	193,761,431	200,767,049
Semi-elaborated wine	5,221,063	4,544,441
Liquors	4,496,501	4,802,397
Material and supplies	11,331,973	10,671,573
Other products	3,525,162	2,909,481
Total inventories	218,336,130	223,694,941

Changes of estimates at net realizable value and obsolescence are as follows:

	As of December 31,	As of December 31,	As of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Beginning blance	(2,703,599)	(2,450,743)	(3,065,180)
Estimate of net realizable value and obsolenscence	(3,981,814)	(2,752,432)	(1,510,380)
Use of provision	3,649,114	2,499,576	2,124,817
Total	(3,036,299)	(2,703,599)	(2,450,743)

From total cost of sale, the amounts corresponding to direct costs are as follows:

	As of December 31,	As of December 31,	As of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Direct Cost	343,793,975	297,942,332	291,515,725

There is no inventory pledged as collateral for debt compliance.

F-57

Viña Concha y Toro S.A. and Subsidiaries

NOTE 11. INVESTMENTS AND INFORMATION ON INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

11.1        Information to be disclosed on Investments in subsidiaries

I.             Investments in Chile

i.             On March 18, 2013, was formed Viña Cono Sur Orgánico SpA with a capital of $1,000,000, the only shareholder of this Company is Viña Cono Sur S.A.

II.            Investments Abroad

i.             Valuation of investments in Argentina

a.            The financial statements of the Argentinean companies Trivento Bodegas y Viñedos S.A., Finca Lunlunta S.A. and Finca Austral S.A., in which Viña Concha y Toro S.A. has indirect ownership of 100% are expressed in US$ Dollars, which is the Subsidiary’s functional currency.

b.            As on December 31, 2014, there are profits potentially remittable from subsidiaries in Argentina amounting to USD$9,653,171.41.

ii.            Valuation of investments in England

a.             The financial statements of the English company Concha y Toro UK Ltd., in which Concha y Toro S.A. own a direct ownership of 99% and indirect of 1%, are expressed in Pound Sterling, which is the functional currency of the subsidiary.

b.             As of December 31, 2014, there are gains potentially remittable from the subsidiary abroad amounting to GBP 10,763,013.54.

iii.           Valuation of investments in Brazil

The financial statements of the Company constituted in Brazil, VCT Brasil Importadora y Exportadora Ltda in which Viña Concha y Toro S.A. owns an indirect ownership of 100%, are expressed in Brazilian Real, which is the functional currency of the subsidiary.

As of December 31, 2014, there are gains potentially remittable from the affiliated abroad amounting to BRL$ 32,023,917.97 (Brazilian real)

On September 24, 2013 and according to the laws of the State of Sao Paulo, Brazil it was constituted the subsidiary VCT Wine Retail Participacoes Ltda. The Company’s capital amounts to BRL 3,140,000 (Brazilian Real) and Viña Concha y Toro S.A. has indirect ownership of 100%.

As of December 31, 2014, there are no gains potentially remittable from the subsidiary VCT Wine Retail Participacoes Ltda.

iv.           Valuation of Investments in Sweden, Finland and Norway

The financial statements of the companies constituted in Sweden, Finland and Norway, in which Viña Concha y Toro S.A. owns indirect ownership by 100%., are expressed in its local currencies, Swedish Crown, Euro and Norway Crown, respectively and represent its functional currencies in each subsidiary. At the same time, the Swedish subsidiary has 100% ownership of the subsidiary in Finland.

F-58

Viña Concha y Toro S.A. and Subsidiaries

On April 30, 2013, Concha y Toro Norway AS acquired 100 % of shares from Agardh 227 AS (company with no transactions and assets), domiciled in Oslo, Norway, amounting to NOK 30,000 (Norway Crowns). Thus, changing its name to VCT Norway AS. This subsidiary is intended to promote and distribute the products of Fetzer Vineyards in Norway.

c.             As of December 31, 2014, there are potentially remittable gains from these subsidiaries amounting to SEK 23,427,477.43 (Swedish crown) in Concha y Toro Sweden AB and subsidiary and NOK 6,174,154.85 (Norway Crowns) in Concha y Toro Norway AS and subsidiary.

v.           Valuation of investments in China

The financial statements of companies incorporated in China, where Viña Concha y Toro SA has direct and indirect interest of 100%, are expressed in Yuan, which is the functional currency of the subsidiaries.

Concha y Toro Shanghai Representative Office, subsidiary in which Viña Concha y Toro S.A has direct ownership of 100%, finished its operations in May 2010 and have no transactions since that date.

On June 17, 2014, in accordance with the legal requirements, has been cancelled the register in China of the subsidiary Concha y Toro Shanghai Representative Office

On January 8, 2013, was constituted Gan Lu Wine Tranding (Shanghai) Co., Ltd. With a capital of USD 210,000 (United States Dollars). The only shareholder of the latter is VCT Group of Wineries Asia Pte. Ltd.

As of December 31, 2014, there are gains potentially remittable from the subsidiary in China amounting to USD$62,056.

vi.           Valuation of investments in Singapore

The financial statements of the company incorporated in Singapore, where Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in U.S. dollars, which is the functional currency of the subsidiary.

During 2013, VCT Investments VCT International SpA, has made Capital contributions for an amount of USD 150,000 (U.S. Dollars).

At December 31, 2014, there are gains potentially remittable from the subsidiary in Singapore amounting to USD$553,737.43.

vii.	Valuation of investments in the United States
a.	The financial statements of companies incorporated in the United States, where Viña Concha y Toro S.A. indirectly holds 100% interest, are quoted in U.S. Dollars which is the functional currency of the subsidiaries.
b.	At December 31, 2014, there are potentially remittable profits from subsidiaries in the U.S., amounting to 12,362,581.37 USD (U.S. Dollars).
c.	On October 22, 2014 was constituted the Company Eagle Peak Estates. LLC, which is dedicated to the trading, fractioning of wine and alcoholic beverages and exports of wine and similar products in United States. As of December 31, 2014, the company present no transactions.
viii.	Valuation of investments in Mexico
a.	The financial statements of companies incorporated in Mexico, where Viña Concha y Toro S.A. indirectly holds 100% indirect interest (VCT Mexico S. de RL de CV) and indirect by 51% (VCT & DG Mexico SA de CV), are expressed in Mexican Pesos which is the functional currency of the subsidiaries.
F-59

Viña Concha y Toro S.A. and Subsidiaries

b.	During 2013, VCT Inversiones VCT Internacional SpA and Inversiones Concha y Toro SpA have made capital contributions to VCT Mexico S. de RL de CV for an overall amount of MXN$ 680,350.00 Thus, the new capital of VCT Mexico S. de RL de C.V. is valued at MXN$ 9,188,385.94 (Mexican Pesos)

c.	At December 31, 2014, there are potentially remittable gains from subsidiaries in Mexico, amounting to MXN$28,456,922.52 (Mexican Pesos).
ix.	Valuation of investments in Canada
a.	The financial statements of the company incorporated in Canada, where Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in Canadian dollars, which is the functional currency of the subsidiary.
b.	As of December 31, 2014, there are potentially remittable gains from the subsidiary in Canada, in the amount of CAD$ 178,665.40 (Canadian Dollars).

c.	On December 5, 2014, Concha y Toro Canada Ltd together with Charton Hobbs Inc., a company constituted in accordance with the Canadian regulations, formed a joint venture in which participates with a 50% each in the constitution of Escalade Wines & Spirits Inc. with the objective to import, export, sale, manufacture and distribute alcoholic beverages. As of December 31, 2014, present no transactions.

x.	Valuation of investments in South Africa
a.	The financial statements of the company incorporated in South Africa, where Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in South African Rand, which is the functional currency of the subsidiary.

b.	As of December 31, 2014, there are potentially remittable gains from the subsidiary in South Africa, in the amount of RND$1,346,251.91 (South African Rands).
xi.	Valuation of investments in France
a.	On June 17, 2013 was established the subsidiary Cono Sur France S.A.R.L., according to the laws of the Republic of France. Viña Concha y Toro S.A. indirectly owns 100% stake through its subsidiary Inversiones VCT International SpA, the Company’s capital amounts to EUR 20,000 (Euros).

b.	As of December 31, 2014, there are potentially remittable gains from the subsidiary in France amounting to EUR52,899.
F-60

Viña Concha y Toro S.A. and Subsidiaries

11.2	Summarized Financial Information of subsidiaries

The Total Summarized Financial Information of subsidiaries which consolidates at the closing date of the related years, before the elimination of intercompany transactions is presented as follows:

As of December 31, 2014
	County of	Functional		Assets			Liabilities				Income
Subsidiaries	incorporation	currency	Ownership %	Current	Non-current	Total	Current	Non-current	Total	Revenue	(losses) net
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Comercial Peumo Ltda.	Chile	Chilean peso	100%	122,938,767	2,274,194	125,212,961	116,849,339	8,363,622	125,212,961	103,879,305	2,957,090
Viña Cono Sur S.A.	Chile	Chilean peso	100%	72,044,772	45,907,982	117,952,754	82,497,247	35,455,507	117,952,754	66,729,386	10,979,532
Viña Cono Sur Orgánico SpA	Chile	Chilean peso	100%	1,326,973	84,684	1,411,657	1,271,178	140,479	1,411,657	709,140	46,971
Transportes Viconto Ltda.	Chile	Chilean peso	100%	658,751	349,345	1,008,096	209,507	798,589	1,008,096	822,352	51,206
Sociedad Exportadora y Comercial Viña Maipo SpA	Chile	Chilean peso	100%	45,228,148	15,032,639	60,260,787	41,579,635	18,681,152	60,260,787	27,159,804	11,060,549
Sociedad Exportadora y Comercial Viña Canepa SpA	Chile	Chilean peso	100%	3,497,684	143,986	3,641,670	3,039,118	602,552	3,641,670	2,221,871	724,792
Bodegas y Viñedos Quinta de Maipo SpA	Chile	Chilean peso	100%	8,922,737	18,691,481	27,614,218	7,920,454	19,693,764	27,614,218	5,759,865	12,304,598
Inversiones Concha y Toro SpA	Chile	Chilean peso	100%	14,750,560	91,592,502	106,343,062	60,588,756	45,754,306	106,343,062	—	14,741,036
Inversiones VCT Internacional SpA	Chile	Chilean peso	100%	46,373,790	15,593,039	61,966,829	14,706,915	47,259,914	61,966,829	—	8,067,344
Viña Maycas del Limarí Ltda.	Chile	Chilean peso	100%	1,692,779	3,298	1,696,077	840,867	855,210	1,696,077	527,665	385,687
Viñedos Los Robles SpA	Chile	Chilean peso	100%	1,613,957	11,017	1,624,974	943,386	681,588	1,624,974	748,499	371,011
Gan Lu Wine Trading (Shanghai) Co., Ltd.	China	Yuan	100%	201,451	65,911	267,362	141,772	125,590	267,362	935,629	39,257
VCT Group Of Wineries Asia Pte. Ltd.	Singapore	US dollar	100%	1,862,694	325,978	2,188,672	1,077,253	1,111,419	2,188,672	2,795,215	415,349
Trivento Bodegas y Viñedos S.A. Consolidado	Argentina	US dollar	100%	22,575,763	23,930,548	46,506,311	15,412,108	31,094,203	46,506,311	27,040,237	737,826
VCT Brasil Import. y Export. Ltda.	Brazil	Brazilian real	100%	22,631,579	3,087,629	25,719,208	18,219,440	7,499,768	25,719,208	35,517,788	1,047,683
VCT Wine Retail Participacoes Ltda.	Brazil	Brazilian real	100%	32,977	575,945	608,922	429	608,493	608,922	—	(70,881)
Concha y Toro Norway AS	Norway	Norwegian krona	100%	2,250,587	97,486	2,348,073	1,829,447	518,626	2,348,073	3,229,447	167,775
VCT Norway AS	Norway	Norwegian krona	100%	1,341,630	351	1,341,981	1,246,239	95,742	1,341,981	1,926,818	100,690
Concha y Toro Sweden AB	Sweden	Swedish krona	100%	7,612,474	444,825	8,057,299	6,212,001	1,845,298	8,057,299	17,437,884	818,678
Concha y Toro Finland OY	Finland	Euro	100%	3,803,716	—	3,803,716	3,361,252	442,464	3,803,716	7,561,493	174,445
Concha y Toro UK Ltd.	England	Pound Sterling	100%	50,127,868	248,542	50,376,410	40,176,456	10,199,954	50,376,410	116,063,813	2,877,719
VCT USA, Inc.	USA	US dollar	100%	1,722,198	146,316,842	148,039,040	17,165,544	130,873,496	148,039,040	—	1,675,074
Fetzer Vineyards	USA	US dollar	100%	72,672,014	87,820,946	160,492,960	13,280,279	147,212,681	160,492,960	63,681,614	1,562,906
VCT México, S. de R.L. de C.V.	Mexico	Mexican peso	100%	98,669	1,465,515	1,564,184	14,098	1,550,086	1,564,184	—	120,991
VCT & DG México, S.A. de C.V.	Mexico	Mexican peso	51%	9,785,333	286,201	10,071,534	7,220,217	2,851,317	10,071,534	14,810,864	1,223,616
Concha y Toro Canadá Ltd.	Canada	Canadian dollar	100%	144,740	371	145,111	51,158	93,953	145,111	252,550	29,923
Concha y Toro Africa & Middle East Proprietary Ltd.	South Africa	South African rand	100%	110,903	13,360	124,263	37,964	86,299	124,263	304,240	27,713
Cono Sur France S.A.R.L.	France	Euro	100%	146,522	1,881	148,403	94,600	53,803	148,403	532,178	42,206
F-61

Viña Concha y Toro S.A. and Subsidiaries

As of December 31, 2013
	County of	Functional		Assets			Liabilities				Income
Subsidiaries	incorporation	currency	Ownership %	Current	Non-current	Total	Current	Non-current	Total	Revenue	(losses) net
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Comercial Peumo Ltda.	Chile	Chilean peso	100%	31,385,927	2,110,967	33,496,894	28,200,740	5,296,154	33,496,894	90,739,156	3,469,113
Viña Cono Sur S.A.	Chile	Chilean peso	100%	20,037,420	45,750,438	65,787,858	39,928,953	25,858,905	65,787,858	59,926,418	7,644,518
Viña Cono Sur Orgánico SpA	Chile	Chilean peso	100%	487,048	—	487,048	485,556	1,492	487,048	—	490
Transportes Viconto Ltda.	Chile	Chilean peso	100%	607,486	284,605	892,091	146,201	745,890	892,091	663,737	24,160
Sociedad Exportadora y Comercial Viña Maipo SpA	Chile	Chilean peso	100%	23,275,150	10,690,828	33,965,978	20,443,342	13,522,636	33,965,978	25,697,346	11,293,552
Sociedad Exportadora y Comercial Viña Canepa SpA	Chile	Chilean peso	100%	1,367,302	132,517	1,499,819	1,124,745	375,074	1,499,819	1,262,297	434,454
Bodegas y Viñedos Quinta de Maipo SpA	Chile	Chilean peso	100%	13,177,577	13,557,364	26,734,941	12,641,285	14,093,656	26,734,941	4,895,460	12,755,470
Inversiones Concha y Toro SpA	Chile	Chilean peso	100%	35,189,224	71,719,037	106,908,261	75,328,781	31,579,480	106,908,261	—	14,972,100
Inversiones VCT Internacional SpA	Chile	Chilean peso	100%	36,381,657	11,848,289	48,229,946	9,294,901	38,935,045	48,229,946	—	4,919,714
Viña Maycas del Limarí Ltda.	Chile	Chilean peso	100%	817,533	5,006	822,539	353,176	469,363	822,539	259,024	239,830
Viñedos Los Robles SpA	Chile	Chilean peso	100%	672,145	10,428	682,573	373,322	309,251	682,573	486,876	316,403
Concha y Toro Shangai SRO	China	Yuan	100%	62,593	—	62,593	251,918	(189,325)	62,593	—	—
Gan Lu Wine Trading (Shanghai) Co., Ltd.	China	Yuan	100%	143,663	1,157	144,820	65,499	79,321	144,820	462,820	347
VCT Group Of Wineries Asia Pte. Ltd.	Singapore	US dollar	100%	1,804,071	136,928	1,940,999	1,585,478	355,521	1,940,999	2,490,284	64,755
Trivento Bodegas y Viñedos S.A. Consolidado	Argentina	US dollar	100%	19,768,022	22,432,862	42,200,884	13,606,635	28,594,249	42,200,884	27,616,314	1,927,215
VCT Brasil Import. y Export. Ltda.	Brazil	Brazilian real	100%	22,988,144	1,108,481	24,096,625	13,001,199	11,095,426	24,096,625	25,169,569	616,810
VCT Wine Retail Participacoes Ltda.	Brazil	Brazilian real	100%	2,227	—	2,227	—	2,227	2,227	—	—
Concha y Toro Norway AS	Norway	Norwegian krona	100%	3,083,225	3,314	3,086,539	2,706,828	379,711	3,086,539	4,266,363	122,091
VCT Norway AS	Norway	Norwegian krona	100%	2,593	—	2,593	—	2,593	2,593	—	—
Concha y Toro Sweden AB	Sweden	Swedish krona	100%	7,008,353	289,283	7,297,636	6,188,356	1,109,280	7,297,636	14,083,683	152,277
Concha y Toro Finland OY	Finland	Euro	100%	3,638,259	—	3,638,259	3,354,553	283,706	3,638,259	5,919,539	(65,285)
Concha y Toro UK Ltd.	England	Pound Sterling	100%	52,633,578	113,891	52,747,469	45,829,350	6,918,119	52,747,469	84,698,213	1,000,553
VCT USA, Inc.	USA	US dollar	100%	1,750,581	126,285,727	128,036,308	9,081,150	118,955,158	128,036,308	—	58,531
Fetzer Vineyards	USA	US dollar	100%	65,370,698	79,360,885	144,731,583	17,176,662	127,554,921	144,731,583	57,526,338	998,170
VCT Mexico, S. de R.L. de C.V.	Mexico	Mexican peso	100%	174,797	938,406	1,113,203	9,750	1,103,453	1,113,203	—	407,974
VCT & DG Mexico, S.A. de C.V.	Mexico	Mexican peso	51%	11,008,822	173,674	11,182,496	9,387,972	1,794,524	11,182,496	12,914,424	888,874
Concha y Toro Canada Ltd.	Canada	Canadian dollar	100%	105,439	700	106,139	45,432	60,707	106,139	243,714	18,915
Concha y Toro Africa & Middle East Proprietary Ltd.	South Africa	South African rand	100%	74,987	18,199	93,186	31,723	61,463	93,186	166,912	(9,073)
Cono Sur France S.A.R.L.	France	Euro	100%	14,486	—	14,486	—	14,486	14,486	—	—
F-62

Viña Concha y Toro S.A. and Subsidiaries

11.3	Information to be disclosed on investments in associates

A detail of main investments in associates under equity method is presented as follows:

The ownership of Viña Concha y Toro in its associates companies are as follows:

	As of December 31, 2014							As of December 31, 2013
						Income	Income						Income	Income
	Assets		Liabilities		Equity	ordinary	(losses) net	Assets		Liabilities		Equity	ordinary	(losses) net
Associates				Non-					Non-		Non-
	Current	Non-current	Current	current				Current	current	Current	current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Viña Almaviva S.A.	7,306,315	14,494,500	952,649	724,949	20,123,217	7,217,530	2,292,426	5,028,950	14,352,792	827,224	649,841	17,904,677	5,739,748	2,013,323
Industria Corchera S.A.	11,002,571	4,685,774	6,628,583	110,822	8,948,940	13,454,455	378,829	10,066,065	3,242,135	4,481,665	104,893	8,721,642	11,066,843	195,249
Southern Brewing Company S.A (*****)	2,425,288	3,147,952	1,798,870	181,297	3,593,073	1,350,761	80,109	691,192	5,627,564	1,223,645	199,461	4,895,650	796,858	79,688
Inovacion Tecnológica Vitivinicola S.A.	92,881	—	65,010	—	27,871	—	—	92,881	—	65,010	—	27,871	212,588	—
Excelsior Wine Company	16,741,150	800,708	11,852,745	—	5,689,113	64,850,314	5,082,363	12,458,984	—	7,808,860	—	4,650,124	56,390,025	4,444,365
Alpha Cave	1,295,270	296,837	1,415,015	23,927	153,165	—	(113,169)	—	—	—	—	—	—	—
VCT Japan Company	395,173	3,623	6,135	—	392,661	—	64,793	—	—	—	—	—	—	—
Total	39,258,648	23,429,394	22,719,007	1,040,995	38,928,040	86,873,060	7,785,351	28,338,072	23,222,491	14,406,404	954,195	36,199,964	74,206,062	6,732,625

		Investment amount		Share of gain (loss) for the year
Taxpayer ID	Company	As of December	As of December 31,	As of December 31,	As of December	Country of	Functional	Ownership
		31, 2014	2013	2014	31, 2013	incorporation	currency	percentage	Main activities of the company
		ThCh$	ThCh$	ThCh$	ThCh$
96.824.300-4	Viña Almaviva S.A. (*)	9,451,251	8,310,150	1,146,213	1,006,662	Chile	Peso Chileno	50.000%	Production and trading of premium wine “chateau” which is mainly for exporta markets
90.950.000-1	Industria Corchera S.A. (**)	5,494,361	5,380,794	189,275	97,552	Chile	Peso Chileno	49.963%	Manufacture, production, import, export and trading of corks caps and lids for de vineyard market in Chile and abroad
76.571.080-4	Innovacion Tecnológica Vitivinicola S.A. (***)	4,212	4,212	—	—	Chile	Peso Chileno	15.740%	Research an experimental development
45-2968791	Excelsior Wine Company (****)	2,844,557	1,151,199	2,406,237	743,726	USA	USD	50.000%	Import, Sale and Distribution of Wine and Liquors
76.240.720-5	Southern Brewing Company S.A (*****)	1,764,520	2,291,167	39,253	39,047	Chile	Peso Chileno	49.000%	Corporate investment and movable capital annuitants in general
Foreign	Alpha Cave (******)	575,944	—	(18,987)	—	Brasil	BRL	35.000%	Retail trade of wine in Brazil
Foreign	VCT Japan Company	176,252	—	(17,104)	—	Japón	JPY	41.000%	Export and import of wine and distribution in general
	Total	20,311,097	17,137,522	3,744,887	1,886,987

There are no contingent liabilities associated with these investments.

(*) Investment in Almaviva SA It is presented rebated by 50% from unrealized profits generated in the sale transaction of a land in 2001 to Almaviva SA; as this is an unrealized gain for Concha y Toro SA The amount of the rebate reaches Th $ 642,190. The realization of this gain will be capitalized once the property is disposed of to a third party other than the group. In the participation is added an unrealized gain of Th$ 31,832 as of December 31, 2014 (Th $ (2,914) as of December 31, 2013).

(**) Includes goodwill equivalent to Th$ 1,023,201, Industria Corchera presented net, as indicated note 2.10.1. In the participation is added an unrealized gain of Th $ 6,419 as of December 31, 2014 (Th $ 20,906 as of December 31, 2013).

(***) It has been considered to have significant influence in this associated, because there is representation on the board of that company.

(****) The investment in Excelsior Wine Company represents 50% of its equity interest. However, it was agreed that since August 2011 VCT USA, Inc. will receive 20% of the results of each period ended until December 31, 2013. In the participation is added an unrealized gain of Th $ 291as of 31 December 2014 (Th $ 29,543) as of December 31, 2013).

(*****) On April 15, 2013,it was performed a capital increase to the associated Southern Brewing Company SA, increasing the direct participation of Viña Concha y Toro SA to 49%. In the Participation it is rebated an unrealized gain of Th $ 735 as of December 31, 2014 (Th$ 3,508 at December 31, 2013).

(******) The Investment in Alpha Cave represents 35% of its equity interest. In this is rebated the unrealized gain by Th$ 13,218 as of December 31, 2014. There is No unrealized gain as of December 31, 2013.

Viña Concha y Toro S.A. and Subsidiaries

11.4	Goodwill for Investments in Associates:

Industria Corchera S.A.:

The Goodwill as of December 31, 2014:

-	The figure presented corresponds to the investment of 49.963% of Industria Corchera SA which amounts to Th$ 1,023,201, showing no impairment
-	This goodwill that was generated prior to the date of our transition to IFRS is maintained at the net value recognized to that date and is controlled in the same currency of the investment (Chilean pesos).
-	The book value of goodwill is netted to its corresponding investments.

Alpha Cave Comercio de Vinhos S.A.

On September 30, 2013, Concha y Toro SA through its subsidiary VCT Wine Retail Participacoes Ltda., acquired a 35% stake in Alpha Cave Comercio de Vinhos SA, a company dedicated to retail wine in Brazil, through its brand name in Ville Du Ville.

The contribution paid for 35% of the shares of Alpha Trading Cave Vinhos SA, amounted to Th $ 597,306 ($ 2,621,834 BR Reals).

As of December 31, 2014 the Company has determined the fair value of the net assets where the initial investment value by 35% share on the shares of Alpha Trading Cave Vinhos SA M totaled $ 102,248 ($ 425,308 BR Reals).

The determined value of goodwill is netted with the investment, which amounts to M $ 495,238 ($ 2,169,526 BR Reals)

VCT Japan Company, Limited.

On June 17, 2014, Concha y Toro SA through its subsidiary VCT Group of Wineries Asia Pte Ltd, acquired 41% shares of VCT Japan Company Limited, which is engaged in the export and import of wines and retail business in general.

The amount paid for 41% of the shares of VCT Japan Company Limited was Th$ 204,212 ($ 36,900,000 yen).

To date the company is determining the fair value of the assets and liabilities of VCT Japan Company Limited, therefore, recognized goodwill is performed based on the equity at historical cost, which amounts to Th$ 14,732 ($ 2,011,774 yen).

Viña Concha y Toro S.A. and Subsidiaries

NOTE 12. GOODWILL

Goodwill for Investments in Subsidiaries:

Acquisition of Fetzer Vineyards, Inc.

On April 15, 2011 Concha y Toro S.A. through its subsidiary VCT USA, Inc. acquired 100% of ownership of Fetzer Vineyards, Inc., a winery located in California USA.

This acquisition is in line with the Company’s business strategy and we believe it is a very important event in the Company’s history. It is expected that this operation helps the Group to increase its global sales, as Fetzer is one of the 10 most important brands of USA in terms of sales volume. During the period elapsed from January 1 and December 31, 2014 Fetzer Vineyards, Inc. generated revenues of ThCh$63,681,614 and profits of ThCh$1,562,906 to the Company’s consolidated incomes.

The measured contribution as of April 15, 2011, of 100% of the shares of Fetzer Vineyards, amounted to Th$ 110,131,729 (USD 233,053,431) and the fair value of its net identifiable assets when purchased amounted to Th$ 89,582,287, resulting in an historical goodwill of Th$ 20,549,442

Goodwill

The value of the acquired goodwill is as follows:

Detail	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$

Historical cost of goodwill, Fetzer	20,549,442	20,549,442
Foreign currency translation difference	3,712,426	2,263,413

Total	24,261,868	22,812,855

Goodwill is mainly attributable to the skills and technical abilities of the workforce at Fetzer Vineyards, Inc., and to the synergies expected due to the integration of this Company with the business of Concha y Toro Group.

The Company and the seller agreed to perform this acquisition under Section 338(h) (10) (Legal Regulation of U.S.A) for tax purposes, which makes that this operation qualifies as an Asset purchase. Under this condition, the tax goodwill is deductible.

Viña Concha y Toro S.A. and Subsidiaries

NOTE 13. INTANGIBLE ASSETS OTHER THAN GOODWILL

13.1	Classes of Intangible Assets

Balances in the different classes of intangible assets are as follows:

	As of December 31,	As of December 31,
Description of classes of Intangible Assets	2014	2013
	ThCh$	ThCh$

Net Intangible asset	35,515,187	30,755,821
Net Intangible asset with finite life	6,197,853	4,992,254
Brands net	22,146,375	19,148,265
Water right, net	7,152,891	6,597,242
Easement right, net	18,068	18,060

Net identifiable intangible assets	35,515,187	30,755,821
Licenses, Registered Brands and other rights, net	32,773,210	29,016,868
IT Programs, net	2,741,977	1,738,953

Gross Intangible assets	46,006,501	40,204,460

Gross Intangible identifiable assets	46,006,501	40,204,460
Licenses, Registered Brands and other rights, gross	35,253,980	31,230,239
IT Programs, gross	10,752,521	8,974,221

Total, Accumulated amortization and value impairment on Intangible assets	(10,491,314)	(9,448,639)

Total, Accumulated amortization and value impairment on Intangible assets	(10,491,314)	(9,448,639)
Licenses, Registered Brands and other rights	(2,480,769)	(2,213,371)
IT Programs	(8,010,545)	(7,235,268)

As of December 31, 2014, the Company has no restrictions on intangible assets and does maintain acquisition commitments.

The book value of intangible with indefinite useful life was assigned to the cash generating unit (CGU) which corresponds to agricultural land, within the Wines segment. These intangible assets and the agricultural land have been tested for impairment, i.e. the CGU has been assessed and no impairment has been found after the tests.

Viña Concha y Toro S.A. and Subsidiaries

Changes of intangible as of December 31, 2014 are detailed as follows:

	Licenses, Registered
	Brands an other		Identifiable
	Rights, Net	IT Programs Net	Intangible Assets Net
Changes in Identifiable Intangible Assets	ThCh$	ThCh$	ThCh$
Initial balance	29,016,868	1,738,953	30,755,821
Changes:
Additions	904,133	1,539,941	2,444,074
Conversion effect in foreign subsidiaries	3,181,623	238,199	3,419,822
Withdrawals	(62,016)	161	(61,855)
Amortization	(267,398)	(775,277)	(1,042,675)
Total Changes	3,756,342	1,003,024	4,759,366
Final balance As of December 31, 2014	32,773,210	2,741,977	35,515,187

The amount due to amortization amounted to ThCh$ 1,042,675 and ThCh$981,449 as of December 31, 2014 and 2013, respectively, which is reflected in the statement of income included in item “depreciation and amortization”, within the line “administrative expenses” and “costs of sales” corresponding to the portion which forms part of the inventories cost.

Changes of intangibles as of December 31, 2013 are detailed as follows:

	Licenses, Registered
	Brands an other		Identifiable
	Rights, Net	IT Programs Net	Intangible Assets Net
Changes in Identifiable Intangible Assets	ThCh$	ThCh$	ThCh$
Initial balance	27,104,695	1,698,803	28,803,498
Changes:
Additions	499,338	687,142	1,186,480
Conversion effect in foreign subsidiaries	1,677,309	91,466	1,768,775
Withdrawals	(21,483)	—	(21,483)
Amortization	(242,991)	(738,458)	(981,449)
Total Changes	1,912,173	40,150	1,952,323
Final balance As of December 31, 2013	29,016,868	1,738,953	30,755,821

Intangible assets with a definite useful life are amortized on a linear basis during its useful life, beginning at the moment when these are ready to be used. Those intangibles with indefinite useful lives are not amortized.

Viña Concha y Toro S.A. and Subsidiaries

NOTE 14. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2014, Viña Concha y Toro S.A. has opted for the early application of amendments to IAS 16 Property, Plant and Equipment and IAS 41 Agriculture, as indicated in Note 4.2 Accounting Changes.

The amounts reclassified from Biological Assets to Property, Plant and equipment as of December 31, 2014, 2013 and as of January 1, 2013 amounts to ThCh$74,214,301, ThCh$68,552,823 and ThCh$64,537,068, respectively.

14.1	Classes of Property, Plant and Equipment, by classes

Balances of this items are as follows:

	As of December 31,	As of December 31,
Description on classes of Property, plant and equipment	2014	2013
	ThCh$	ThCh$

Property, plant and equipment, Net	341,758,199	330,068,153

Construction in-progress, Net	3,780,455	6,227,023
Land, Net	111,340,537	109,644,681
Buildings, Net	38,483,223	35,585,099
Plant and equipment, Net	33,912,627	33,529,505
IT Equipment, Net	748,748	769,674
Fixed facilities and Accessories, Net	72,569,569	69,212,156
Vehicles, Net	1,409,025	1,345,407
Improvement of leased assets, Net	707,560	650,114
Other Property, plant and equipment, Net	4,592,154	4,551,671
Plant, Net	74,214,301	68,552,823

Property, plant and equipment, Gross	554,007,397	522,925,868

Construction in-progress, Gross	3,780,455	6,227,023
Land, Gross	111,340,537	109,644,681
Buildings, Gross	61,063,221	55,639,388
Plant and equipment, Gross	98,416,577	93,234,967
IT Equipment, Gross	4,082,705	4,066,063
Fixed facilities and Accessories, Gross	156,897,635	143,844,175
Vehicles, Gross	4,234,847	4,042,557
Improvement of leased assets, Gross	898,796	769,406
Other Property, plant and equipment, Gross	9,540,023	8,701,700
Plant, Gross	103,752,601	96,755,908

Accumulated depreciation of Property, plant and equipment, Total	(212,249,198)	(192,857,715)

	(22,579,998)	(20,054,289)
Accumulated depreciation, Buildings	(64,503,950)	(59,705,462)
Accumulated depreciation, Plant and equipment	(3,333,957)	(3,296,389)
Accumulated depreciation, IT Equipment	(84,328,066)	(74,632,019)
Accumulated depreciation, Fixed facilities and Accessories	(2,825,822)	(2,697,150)
Accumulated depreciation, Motorized vehicles	(191,236)	(119,292)
Accumulated depreciation on improvements of leased assets	(4,947,869)	(4,150,029)
Accumulated depreciation, Others	(29,538,300)	(28,203,085)

Viña Concha y Toro S.A. and Subsidiaries

Changes in Property, Plant and equipment as of December 31, 2014 and 2013 are as follows:

Reconciliation items of changes in Property, plant and equipment, by classes	Construction in progress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixed facilities and accessories, Net	Motorized vehicles, Net	Improvement of leased assets, Net	Other Property, plant and equipment, Net	Planting, Net	Property plant and equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance As of January 1, 2014	6,227,023	109,644,681	35,585,099	33,529,505	769,674	69,212,156	1,345,407	650,114	4,551,671	68,552,823	330,068,153
Changes:
Additions	3,561,028	—	1,692,595	4,517,579	488,253	6,500,603	436,066	—	247,061	8,029,693	25,472,878
4% Fixed asset credit	—	—	—	(1,958)	(2,007)	(19,880)	(302)	—	—		(24,147)
Sales of assets	—	—	—	(45,010)	(1,200)	(67,890)	(5,342)	—	—	—	(119,442)
Reclassification of assets for work termination	(6,021,701)	—	1,333,454	963,623	23,612	3,651,641	18,536	8,910	337,361	(315,436)	—
Write-offs	(64,010)	—	(6,676)	(12,604)	(5,515)	(19,026)	(710)	—	(18,261)	(250,125)	(376,927)
Depreciation expense	—	—	(2,190,677)	(5,547,785)	(397,074)	(8,860,905)	(383,350)	(55,406)	(838,647)	(3,757,853)	(22,031,697)
Incrense (decrease) in foreign currency exchange	77,638	1,695,856	2,069,428	495,429	(126,995)	2,172,870	(1,280)	103,942	312,969	1,955,199	8,755,056
Other increaes (decreases)	477	—	—	13,848	—	—	—	—	—	—	14,325

Total changes	(2,446,568)	1,695,856	2,898,124	383,122	(20,926)	3,357,413	63,618	57,446	40,483	5,661,478	11,690,046

Final Balance as of December 31, 2014	3,780,455	111,340,537	38,483,223	33,912,627	748,748	72,569,569	1,409,025	707,560	4,592,154	74,214,301	341,758,199

* (Divestitures corresponds to sales)

Viña Concha y Toro S.A. and Subsidiaries

Reconciliation items of changes in Property, plant and equipment, by classes	Construction in progress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixed facilities and accessories, Net	Motorized vehicles, Net	Improvement of leased assets, Net	Other Property, plant and equipment, Net	Planting, Net	Property plant and equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance As of January 1, 2013	11,543,506	108,319,230	32,446,131	33,090,114	617,977	65,412,391	1,267,315	581,866	4,394,419	64,537,068	322,210,017
Changes:
Additions	4,887,077	—	376,886	3,361,009	450,123	8,318,967	501,254	—	469,017	6,947,531	25,311,864
4% Fixed asset credit	—	—	—	(17,777)	(1,301)	(18,972)	—	—	(6,092)	—	(44,142)
Sales of assets	—	—	—	(59,653)	—	(54,078)	(30,219)	—	(331)	—	(144,281)
Reclassification of assets for work termination	(8,118,952)	403,610	3,835,008	596,413	68,163	3,214,313	—	—	1,445	—	—
Write-offs	(46,724)	—	(10,578)	(130,232)	(2,009)	(105,679)	(12,118)	—	(333)	—	(307,673)
Depreciation expense	—	—	(2,021,940)	(6,320,884)	(397,471)	(8,118,644)	(379,898)	(44,452)	(759,145)	(3,555,973)	(21,598,407)
Incrense (decrease) in foreign currency exchange	(2,035,079)	921,841	959,592	3,010,515	34,192	563,858	(927)	112,700	452,691	1,025,317	5,044,700
Other increaes (decreases)	(2,805)	—	—	—	—	—	—	—	—	(401,120)	(403,925)

Total changes	(5,316,483)	1,325,451	3,138,968	439,391	151,697	3,799,765	78,092	68,248	157,252	4,015,755	7,858,136

Final Balance as of December 31, 2013	6,227,023	109,644,681	35,585,099	33,529,505	769,674	69,212,156	1,345,407	650,114	4,551,671	68,552,823	330,068,153

* (Divestitures corresponds to sales)

Viña Concha y Toro S.A. and Subsidiaries

14.2	Additional Information

a)	Property, plant and equipment

There were no impairment indications on property, plant and equipment, other than those impairments already recognized and presented in these consolidated financial statements.

b)	Commitments acquired and restrictions on acquisition of property, plant and equipment

As of December 31, 2014, commitments acquired due to acquisitions of property, plant and equipment amounted to ThCh$1,622,946 net.

The Company does not maintain restrictions on goods of property, plant and equipment, other than those reported in Note 33 Guarantees committed with third-parties.

c)	Biological Assets pawned as guarantee

Grapevines of Viña Concha y Toro S.A. and subsidiaries, either in production or formation stage are not subject to any kind of restrictions, nor have been constituted as guarantees of financial liabilities.

d)	Government Subsidizes

The company applies to government subsidizes related to the agricultural activity in conformity with Law 18.450 to foster watering and drain.

These subsidizes require certain conditions on its application. The company complies with these in order to obtain its benefits. Subsidizes are granted one time only and are assigned to a specific watering project. As of December 31, 2014, there are no government subsidizes received.

Viña Concha y Toro S.A. and Subsidiaries

14.3	Assets under financial lease

a)	Financial lease

To date, there are no Property, Plant and Equipment under this condition

b)	Obligations for contracts or financial leases

As of December 31, 2014 and December 31, 2013 there are no obligations due to contracts or financial leases.

14.4	Costs of capitalized interests.

The cost of capitalized interests is determined applying an average rate or weighted average of all financing costs incurred by the Company to final monthly balances of work in-progress and which comply with the requirements of IAS 23.

Rates and costs for capitalized interests are detailed as follows:

Viña Concha y Toro S.A.

	As of December 31,	As of December 31,
	2014	2013
Capitalization rate of capitalized interest, property, plant and equipment	4.16%	3.71%
Amounts of capitalized interest, property, plant and equipment (in ThCh$)	840,225	629,741
Total in ThCh$	840,225	629,741

Trivento Bodegas y Viñedos S. A.

	As of December 31,	As of December 31,
	2014	2013
Capitalization rate of capitalized interest, property, plant and equipment	18.69%	11.17%
Amount of capitalized interest, biological assets (in ThCh$)	138,284	94,271
Total in ThCh$	138,284	94,271
F-72

Viña Concha y Toro S.A. and Subsidiaries

14.5	Distribution of hectares as of December 31, 2014:

	Vineyards in production	Vineyards in development	Total planted vineyards	Land in turnover	Fruit trees	Total Agricultural Area
Chile
Limarí	740	256	996	257	—	1,253
Casablanca	363	50	413	11	—	424
Aconcagua	—	100	100	—	—	100
Leyda	130	—	130	—	—	130
Maipo	786	95	881	10	—	891
Cachapoal	1,052	379	1,431	163	—	1,594
Colchagua	1,684	428	2,112	93	—	2,205
Curicó	585	110	695	8	—	703
Maule	1,971	396	2,367	498	—	2,865
Total Chile	7,311	1,814	9,125	1,040	—	10,165
Argentina
Mendoza	1,057	86	1,143	67	—	1,210
Total Argentina	1,057	86	1,143	67	—	1,210
USA
Fetzer	433	36	469	1	3	473
Total USA	433	36	469	1	3	473
Total Holding	8,801	1,936	10,737	1,108	3	11,848
F-73

Viña Concha y Toro S.A. and Subsidiaries

Distribution of hectares as of December 31, 2013:

	Vineyards in production	Vineyards in development	Total planted vineyards	Land in turnover	Fruit trees	Total Agricultural Area
Chile
Limarí	728	333	1,061	192	—	1,253
Casablanca	365	51	416	10	—	426
Aconcagua	—	100	100	—	—	100
Leyda	130	—	130	—	—	130
Maipo	779	88	867	23	—	890
Cachapoal	1,055	360	1,415	163	10	1,588
Colchagua	1,628	439	2,067	143	—	2,210
Curicó	572	113	685	18	—	703
Maule	1,941	403	2,344	521	—	2,865
Total Chile	7,198	1,887	9,085	1,070	10	10,165
Argentina
Mendoza	1,061	93	1,154	56	—	1,210
Total Argentina	1,061	93	1,154	56	—	1,210
USA
Fetzer	429	35	464	—	3	467
Total USA	429	35	464	—	3	467
Total Holding	8,688	2,015	10,703	1,126	13	11,842

The total vineyards planted include certain long-term operating leases that the Company has in Valle de Casablanca, del Maipo and Colchagua.

Company’s land not usable for plantations such as hills, roads, etc., are not included in the total agricultural area.

F-74

Viña Concha y Toro S.A. and Subsidiaries

NOTE 15. BIOLOGICAL ASSETS

The Company present in current biological assets the agricultural product (grape) derived from plantations in-production which has as destination to be a supply for the wine-production process.

Regarding the agricultural product (grape) which is in growing stage up to vintage, the costs are accumulated up to the harvest time.

In accordance with IAS 41, and based on the Company’s results on the analysis and calculation it was concluded that the fair value of the grape in the harvest time approaches the carrying value and therefore the grapes in the point of harvest are measured at fair value less costs to sell, and then transferred to inventory.

15.1	Detail of groups of Current Biological Assets

Biological Assets maintained by Viña Concha y Toro S.A. and subsidiaries correspond to agricultural products – grapes.

-	Reconciliation of changes in Biological Assets:

	Current	Non-current
Reconciliation of changes in Biological assets	ThCh$	ThCh$

Biological Assets, initial balance as January 1, 2014	14,821,587
Biological Assets, gross at beginning of the period	14,821,587
Biological Assets, accumulated amortization and impairment at beginning of the period	—

Net Biological Assets at beginning of the period	14,821,587
Increases other than those coming from business combinations, Biological Assets	28,825,947
Increases (decreases) for exchange difference (net), Biological Assets	355,633
Other increaces (decreases), Net	(6,995)
Decreases due to harvests or pickup, Biological Assets	(27,679,070)

Total Biological assets As of December 31, 2014	16,317,102
Biological Assets, gross As of December 31, 2014	16,317,102
Biological assets, Amortization and accumulated depreciation as of December 31, 2014	—
F-75

Viña Concha y Toro S.A. and Subsidiaries

Reconciliation of changes in Biological assets	Current	Non-current
	ThCh$	ThCh$

Biological Assets, initial balance as January 1, 2013	14,342,503
Biological Assets, gross at beginning of the period	14,342,503
Biological Assets, accumulated amortization and impairment at beginning of the period	—

Net Biological Assets at beginning of the period	14,342,503
Increases other than those coming from business combinations, Biological Assets	28,605,810
Increases (decreases) for exchange difference (net), Biological Assets	184,049
Other increaces (decreases), Net	(42,710)
Decreases due to harvests or pickup, Biological Assets	(28,268,065)

Total Biological assets As of December 31, 2013	14,821,587
Biological Assets, gross As of December 31, 2013	14,821,587
Biological assets, Amortization and accumulated depreciation as of December 31, 2013	—

As of December 31, 2014 and 2013, the company does not record impairments in biological assets.

F-76

Viña Concha y Toro S.A. and Subsidiaries

NOTE 16. OTHER NON-FINANCIAL ASSETS

As of December 31, 2014 and 2013, Other Non-financial assets are detailed as follows:

Non financial assets	As of December 31, 2014		As of December 31, 2013
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Tax recoverable	11,602,188	—	9,246,151	627,778
Other Prepaid Expenses	2,772,863	1,565,278	2,732,461	1,295,435
Prepaid Insurance	2,501,938	—	1,241,681	—
Prepaid Advertising	421,691	—	364,604	—
Prepaid leases	731,881	1,027,890	788,858	1,199,390
Other	591,810	2,246,571	41,351	128,671
Total	18,622,371	4,839,739	14,415,106	3,251,274
F-77

Viña Concha y Toro S.A. and Subsidiaries

NOTE 17. FINANCIAL INSTRUMENTS

17.1	Category of Financial Instruments by nature

a)	As of December 31, 2014, fair values, based on categories of financial instruments, compared against the current and non-current book value included in the consolidated statement of financial position are presented as follows:

As of December 31, 2014
			At amortized cost
			Book value	Fair value	At fair value Book value
Classification	Group	Type	ThCh$	ThCh$	ThCh$
Financial assets	Cash and cash equivalents	Balances in banks	15,467,450	15,467,450	—
		Short-term deposits	14,836,704	14,836,704	—
	Trade receivables and other accounts receivable	Trade receivables	155,179,838	155,179,838	—
Other financial assets	Accounts receivable from related companies	Current	9,937,480	9,937,480	—
		Non-current	—	—	—
	Financial assets available for sale	Current shares	—	—	2,920,628
		Non-current shares	—	—	—
	Financial assets at fair value with changes in results	Current derivatives	—	—	78,353
		Non-current derivatives	—	—	—
	Hedging assets	Current derivatives	—	—	4,054,521
		Non-current derivatives	—	—	8,630,985
Financial liabilities	Bank loans	Current	53,076,567	53,777,311	—
		Non-current	106,999,897	110,115,701	—
	Obligations with the public	Current	662,225	662,225	—
		Non-current	86,194,850	87,346,676	—
	Financial liabilities at fair value with changes in profit or loss	Current	—	—	127,326
		Non-current	—	—	—
	Hedging liabilities	Current	—	—	7,403,871
		Non-current	—	—	23,127,286
Other financial liabilities	Trade accounts and other accounts payable	Current trading creditors	61,896,066	61,896,066	—
		Other current accounts payable	21,336,242	21,336,242	—
		Other non-current accounts payable	—	—	—
	Accounts payable to related entities	Current	5,196,408	5,196,408	—
		Non-current	732,466	732,466	—
F-78

Viña Concha y Toro S.A. and Subsidiaries

b)	As of December 31, 2013, fair values, based on categories of financial instruments, compared against the current and non-current book value included in the consolidated statement of financial position are presented as follows:

As of December 31, 2013
			At amortized cost
			Book value	Fair value	At fair value Book value
Classification	Group	Type	ThCh$	ThCh$	ThCh$
Financial assets	Cash and cash equivalent	Balances in banks	12,850,652	12,850,652
		Short-term deposits	—	—
	Trade receivables and other accounts receivable	Trade receivables	140,313,528	140,313,528
Other financial assets	Accounts receivable from related companies	Current	6,396,429	6,396,429
		Non-current	—	—
	Financial assets available for sale	Current shares	—	—	3,146,321
		Non-current shares	—	—
	Financial assets at fair value with changes in results	Current derivatives	—	—	1,757,147
		Non-current derivatives	—	—
	Hedging assets	Current derivatives	—	—	2,876,348
		Non-current derivatives	—	—	2,769,009
Other Financial liabilities	Bank loans	Current	61,412,866	61,628,457
		Non-current	107,321,365	112,141,425
	Obligations with the public	Current	3,204,334	3,247,822
		Non-current	66,500,802	66,852,040
	Financial liabilities at fair value with changes in profit or loss	Current	—	—	209,184
		Non-current	—	—	—
	Hedging liabilities	Current	—	—	3,192,148
		Non-current	—	—	11,447,878
Financial liabilities	Trade accounts and other accounts payable	Current trading creditors	56,063,675	56,063,675
		Other current accounts payable	15,504,834	15,504,834
		Other non-current accounts payable
	Accounts payable to related entities	Current	3,340,124	3,340,124
		Non-current	898,543	898,543
F-79

Viña Concha y Toro S.A. and Subsidiaries

17.2	Derivative Instruments

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

a)	Assets and Liabilities by hedging derivative instrument

The operations of financial derivatives qualified as hedge instruments were recognized in the Statement of Financial Position in Assets and Liabilities as per the following detail:

Assets and liabilities for hedging		As of December 31, 2014				As of December 31, 2014
derivative instruments	Instrument	Asset		Liability		Asset		Liability
		Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Type of interest hedging:		—	—	304,376	97,473	—	—	354,116	247,640
Cash flow hedging	Swap	—	—	304,376	97,473	—	—	354,116	247,640
Exchange rate hedging:		4,054,521	8,630,985	7,099,495	23,029,813	2,876,348	2,769,009	2,838,032	11,200,238
Cash flow hedging	Swap	91,496	2,303,389	618,792	—	379,897	608,670	340,027	59,822
Net investment hedging	Swap	—	—	—	6,653,053	—	—	47,300	2,644,764
Fair value hedging	Forward	872,726	—	719,042	—	307,508	—	1,699,758	—
Cash flow hedging	Forward	2,793,079	6,327,596	5,523,902	16,376,760	2,087,670	2,160,339	707,529	8,495,652
Net investment hedging	Forward	297,220	—	237,759	—	101,273	—	43,418	—
Total		4,054,521	8,630,985	7,403,871	23,127,286	2,876,348	2,769,009	3,192,148	11,447,878
F-80

Viña Concha y Toro S.A. and Subsidiaries

b)	Assets and Liabilities for derivative instruments at fair value with changes in income (Non-hedging)

Derivative operations which are recognized at fair value with changes in income were recognized in the Statement of Financial Position in Assets and Liabilities as per the following detail:

Assets and liabilities for hedging		As of December 31, 2014				As of December 31, 2014
derivative instruments	Instrument	Asset		Liability		Asset		Liability
		Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-hedging derivative instruments		78,353	—	127,326	—	1,757,147	—	209,184	—
Derivative instruments	Forward	78,353	—	127,326	—	1,757,147	—	209,184	—
Total		78,353	—	127,326	—	1,757,147	—	209,184	—

c)	Other information on instruments

A detail of financial derivatives contracted as of December 31, 2014 and 2013, its fair value and its breakdown by maturity on contractual values is detailed as follows:

		As of December 31, 2014
			Contractual values
Detail by maturity	Instrument	Fair value	Year 2015	Year 2016	Year 2017	Subsequent	Total
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Type of interest hedging:		(401,848)	5,198,588	5,085,342	4,968,662	2,440,936	17,693,528
Cash flow hedging	Swap	(401,848)	5,198,588	5,085,342	4,968,662	2,440,936	17,693,528
Exchange rate hedging:		(17,443,803)	181,693,499	76,548,966	150,821,634	155,321,930	564,386,029
Cash flow hedging	Swap	1,776,093	1,988,578	6,520,950	6,391,448	31,765,770	46,666,746
Net investment hedging	Swap	(6,653,053)	—	5,279,469	5,153,359	5,028,278	15,461,106
Fair value hedging	Forward	153,684	80,880,411	—	—	—	80,880,411
Cash flow hedging	Forward	(12,779,987)	64,672,290	64,748,547	139,276,827	118,527,882	387,225,546
Net investment hedging	Forward	59,460	34,152,220	—	—	—	34,152,220
Non-hedging derivatives		(48,973)	4,316,321	—	—	—	4,316,321
Non-hedging derivatives		(48,973)	4,316,321	—	—	—	4,316,321
Total		(17,894,624)	191,208,408	81,634,308	155,790,296	157,762,866	586,395,878
F-81

Viña Concha y Toro S.A. and Subsidiaries

		As of December 31, 2013
			Contractual values
Detail by maturity	Instrument	Fair value	Year 2015	Year 2016	Year 2017	Subsequent	Total
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Type of interest hedging:		(601,756)	4,594,244	4,494,819	4,396,904	6,406,507	19,892,474
Cash flow hedging	Swap	(601,756)	4,594,244	4,494,819	4,396,904	6,406,507	19,892,474
Exchange rate hedging:		(8,392,913)	223,385,382	97,719,608	76,345,529	169,257,269	566,707,788
Cash flow hedging	Swap	588,718	44,790,317	1,808,648	5,217,012	8,106,853	59,922,830
Net investment hedging	Swap	(2,692,064)	472,861	—	4,255,623	8,106,853	12,835,337
Fair value hedging	Forward	(1,392,250)	84,015,521	—	—	—	84,015,521
Cash flow hedging	Forward	(4,955,173)	82,287,236	95,910,960	66,872,894	153,043,563	398,114,653
Net investment hedging	Forward	57,856	11,819,447	—	—	—	11,819,447
Non-hedging derivatives		1,547,962	43,237,049	—	—	—	43,237,049
Non-hedging derivatives		1,547,962	43,237,049	—	—	—	43,237,049
Total		(7,446,707)	271,216,675	102,214,427	80,742,433	175,663,776	629,837,311

d)	Cash flow transfer

A detail on cash flows transfers as of December 31, 2014 and as of December 31, 2013 is detailed as follows:

	Movements between December 31, 2013 and			Movements between December 31, 2012 and
Cash flow hedges	December 31, 2014			December 31, 2013
	Forward in ThCh$	Swap in ThCh$	Total in ThCh$	Forward in ThCh$	Swap in ThCh$	Total in ThCh$
Opening balance	(4,955,173)	(13,038)	(4,968,211)	15,223,793	(2,780,198)	12,443,595
Bargain purchase gain / goodwill in contracts, opening balance	(6,515,225)	1,134,828	(5,380,397)	(4,807,206)	293,396	(4,513,810)
Valuation of new contracts	896,120	374,068	1,270,188	(7,599,754)	769,332	(6,830,422)
Transfer to profit or loss during the period	(2,205,709)	(121,613)	(2,327,322)	(7,772,006)	1,704,432	(6,067,574)
Final balance	(12,779,987)	1,374,245	(11,405,742)	(4,955,173)	(13,038)	(4,968,211)
F-82

Viña Concha y Toro S.A. and Subsidiaries

17.3	Fair value hierarchy

The structure to obtain the fair value of financial instruments recognized at fair value in the statement of financial position. (Note 2.6.10) is detailed as follows:

As of December 31, 2014
		Level 1	Level 2	Level 3
Financial instruments measured at fair value	ThCh$	ThCh$	ThCh$	ThCh$
Financial Asset
Fair value hedging derivatives	872,726	—	872,726	—
Cash flow hedging derivative	11,515,560	—	11,515,560	—
Net investment hedging derivative	297,220	—	297,220	—
Derivatives not designed accountable as hedging	78,353	—	78,353	—
Financial assets available for sale	2,920,628	2,741,079	—	179,549
Total Financial Asset	15,684,487	2,741,079	12,763,859	179,549
Financial Liabilities
Fair value hedging derivatives	719,042	—	719,042	—
Cash flow hedging derivative	22,921,303	—	22,921,303	—
Net investment hedging derivative	6,890,812	—	6,890,812	—
Derivatives not designed accountable as hedging	127,326	—	127,326	—
Total Financial Liabilities	30,658,483	—	30,658,483	—

As of December 31, 2013
		Level 1	Level 2	Level 3
Financial instruments measured at fair value	ThCh$	ThCh$	ThCh$	ThCh$
Financial Asset
Fair value hedging derivatives	307,508	—	307,508	—
Cash flow hedging derivative	5,236,576	—	5,236,576	—
Net investment hedging derivative	101,273	—	101,273	—
Derivatives not designed accountable as hedging	1,757,147	—	1,757,147	—
Financial assets available for sale	3,146,321	2,966,772	—	179,549
Total Financial Asset	10,548,825	2,966,772	7,402,504	179,549
Financial Liabilities
Fair value hedging derivatives	1,699,758	—	1,699,758	—
Cash flow hedging derivative	10,204,786	—	10,204,787	—
Net investment hedging derivative	2,735,482	—	2,735,481	—
Derivatives not designed accountable as hedging	209,184	—	209,184	—
Total Financial Liabilities	14,849,210	—	14,849,210	—
F-83

Viña Concha y Toro S.A. and Subsidiaries

NOTE 18. OTHER FINANCIAL LIABILITIES

As of December 31, 2014 and 2013, Other financial liabilities are detailed as follows:

	Current		Non-current
	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2014	2013	2014	2013
Non-guaranteed	ThCh$	ThCh$	ThCh$	ThCh$
Loans from financial entities	53,076,567	61,412,866	106,999,897	107,321,365
Obligations with the public	662,225	3,204,334	86,194,850	66,500,802
Hedging derivatives	7,403,871	3,112,393	23,127,286	11,447,878
Non-hedging derivatives	127,326	288,939	—	—
Total	61,269,989	68,018,532	216,322,033	185,270,045
F-84

Viña Concha y Toro S.A. and Subsidiaries

a)	Loans from financial entities (non-derivatives), current as of December 31, 2014.

		Country of			Country	Type of				Maturities
Debtor entity		the debtor	ID No. of		of creditor	currency or	Type of	Effective	Legal		More than 90
ID No.	Debtor entity	entity	creditor entity	Name of creditor entity	company	adjustment unit	amortization	rate	rate	Up to 90 days	days to 1 year	Total
										ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US Dollar	Upon maturity	1.47%	1.47%	2,432,187	2,427,000	4,859,187
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank	Chile	US Dollar	Upon maturity	2.74%	2.56%	82,842	-	82,842
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	US Dollar	Upon maturity	3.09%	3.09%	23,286	9,708,000	9,731,286
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	Upon maturity	4.20%	2.77%	8,713	2,462,710	2,471,423
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	Chilean Peso	Upon maturity	5.61%	3.02%	2,202,677	2,079,750	4,282,427
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.949.000-3	Banco Rabobank Chile	Chile	US Dollar	Upon maturity	2.63%	2.97%	75,262	-	75,262
Foreign	VCT Brasil Imp. Y Export. Ltda.	Brazil	Foreign	Banco Citibank S.A	Brazil	Brazilean Real	Upon maturity	13.57%	13.57%	738,636	5,706,750	6,445,386
Foreign	VCT USA, Inc.	USA	Foreign	Banco del Estado New York Branch	EE.UU.	US Dollar	Upon maturity	2.25%	5.05%	—	7,097,332	7,097,332
Foreign	VCT USA, Inc.	USA	97.949.000-3	Banco Rabobank Chile	EE.UU.	US Dollar	Upon maturity	2.98%	2.98%	—	9,476,007	9,476,007
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco BBVA Chile	Argentina	US Dollar	Upon maturity	3.60%	3.60%	—	1,651,455	1,651,455
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco BBVA Chile	Argentina	Argentinean Peso	Upon maturity	3.60%	3.60%	—	826	826
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Credicoop	Argentina	Argentinean Peso	Upon maturity	28.00%	28.00%	504,317	—	504,317
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Francés	Argentina	Argentinean Peso	Upon maturity	20.94%	20.94%	725,463	277,861	1,003,324
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Macro	Argentina	Argentinean Peso	Upon maturity	20.25%	20.25%	608,200	81,093	689,293
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Nación	Argentina	Argentinean Peso	Upon maturity	21.00%	21.00%	515,050	1,919,840	2,434,890
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Fondo TyC	Argentina	Argentinean Peso	Upon maturity	9.43%	9.43%	—	78,371	78,371
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Santander	Argentina	Argentinean Peso	Upon maturity	15.25%	15.25%	40,804	118,261	159,065
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Supervielle	Argentina	Argentinean Peso	Upon maturity	32.50%	32.50%	63,253	47,451	110,704
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Santander Rio	Argentina	Argentinean Peso	Upon maturity	19.00%	19.00%	45	—	45
Foreign	VCT & DG México S.A.	Mexico	Foreign	Banco Banamex	México	Mexican Peso	Upon maturity	5.19%	5.19%	1,923,125	—	1,923,125
				Balances to date						9,943,860	43,132,707	53,076,567
F-85

Viña Concha y Toro S.A. and Subsidiaries

b)	Loans from financial entities (non-derivatives), non-current as of December 31, 2014.

										Maturities
		Country								More than 1	More than 2	More than 3	More than 4
Debtor		of the	ID No. of		Country	Type of currency or	Type of	Effective	Legal	year to 2	years to 3	years to 4	years to 5	More than
entity ID No.	Debtor entity	debtor	creditor entity	Name of creditor entity	of creditor	adjustment unit	amortization	rate	rate	years	years	years	years	5 years	Total
		entity			company					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US Dollar	Upon maturity	1.47%	1.47%	4,854,000	4,854,000	2,427,000	—	—	12,135,000
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank	Chile	US Dollar	Upon maturity	2.74%	2.56%	—	12,135,000	—	—	—	12,135,000
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	Upon maturity	4.20%	3.98%	2,462,710	—	—	—	—	2,462,710
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	Chilean Peso	Upon maturity	5.61%	5.28%	2,773,000	1,386,500	693,250	—	—	4,852,750
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.949.000-3	Banco Rabobank Chile	Chile	US Dollar	Upon maturity	2.63%	2.39%	9,101,250	9,101,250	—	—	—	18,202,500
0-E	VCT USA, Inc.	USA	Foreign	Banco del Estado New York Branch	USA	US Dollar	Upon maturity	2.25%	2.25%	14,157,500	—	—	—	—	14,157,500
0-E	VCT USA, Inc.	USA	97.949.000-3	Banco Rabobank Chile	USA	US Dollar	Upon maturity	2.98%	2.98%	9,101,250	18,202,500	15,168,750	—	—	42,472,500
0-E	Trivento B. y Viñedos S. A.	Argentina	Foreign	Fondo TyC	Argentina	Argentinean Peso	Upon maturity	9.43%	9.43%	38,500	—	—	—	—	38,500
0-E	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Francés	Argentina	Argentinean Peso	Upon maturity	21.38%	21.38%	227,061	115,896	—	—	—	342,957
0-E	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Santander	Argentina	Argentinean Peso	Upon maturity	15.25%	15.25%	78,840	—	—	—	—	78,840
0-E	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Macro	Argentina	Argentinean Peso	Upon maturity	15.25%	15.25%	81,093	40,547	—	—	—	121,640
				Balances to date						42,875,204	45,835,693	18,289,000	—	—	106,999,897
F-86

Viña Concha y Toro S.A. and Subsidiaries

c)	Loans from financial entities (non-derivatives), current as of December 31, 2013.

										Maturities
		Country of			Country of
Debtor entity		the debtor	ID No. of		creditor	Type of currency or	Type of	Effective	Legal		Up to 90 days
ID No.	Debtor entity	entity	creditor entity	Name of creditor entity	company	adjustment unit	amortization	rate	rate	Up to 90 days	to 1 year	Total
										ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US Dollar	Upon maturity	1.46%	1.46%	2,104,170	2,098,440	4,202,610
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Banco Scotiabank Chile	Chile	US Dollar	Upon maturity	1.59%	1.45%	3,154	4,764,926	4,768,080
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	US Dollar	Upon maturity	3.16%	3.08%	88,931	10,492,200	10,581,131
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	Upon maturity	4.20%	3.98%	11,597	1,165,478	1,177,075
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	Pound Sterling	Upon maturity	1.49%	1.49%	20,498	2,859,153	2,879,651
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.039.000-6	Banco Santander Chile	Chile	US Dollar	Upon maturity	3.43%	3.17%	81,303	10,492,200	10,573,503
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.949.000-3	Banco Rabobank Chile	Chile	US Dollar	Upon maturity	2.63%	2.29%	67,076	—	67,076
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco BBVA Chile	Chile	US Dollar	Upon maturity	3.60%	3.60%	—	571	571
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Credicoop	Argentina	Argentinean Peso	Upon maturity	23.17%	23.17%	87,542	884,942	972,484
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Francés	Argentina	Argentinean Peso	Upon maturity	19.94%	19.94%	31,737	182,352	214,089
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Itaú	Chile	US Dollar	Upon maturity	2.05%	2.05%	—	794,622	794,622
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Macro	Argentina	Argentinean Peso	Upon maturity	19.25%	19.25%	1,859	91,942	93,801
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Nación	Argentina	Argentinean Peso	Upon maturity	17.59%	17.59%	400,516	3,952,215	4,352,731
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Supervielle	Argentina	Argentinean Peso	Upon maturity	18.00%	18.00%	93,234	61,402	154,636
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Fondo TyC	Argentina	Argentinean Peso	Upon maturity	9.43%	9.43%	—	89,893	89,893
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Santander	Argentina	Argentinean Peso	Upon maturity	15.25%	15.25%	2,185	134,082	136,267
Foreign	VCT Brasil Imp. Y Export. Ltda.	Brazil	97.008.000-7	Banco Citibank	Brazil	Brazilean Real	Upon maturity	12.99%	12.99%	15,214	1,113,550	1,128,764
Foreign	VCT Brasil Imp. Y Export. Ltda.	Brazil	76.645.030-K	Banco Itaú	Chile	US Dollar	Upon maturity	3.05%	3.05%	87,496	2,607,934	2,695,430
Foreign	VCT USA, Inc.	EE.UU.	Foreign	Banco del Estado New York Branch	USA	US Dollar	Upon maturity	2.25%	2.25%	16,066	—	16,066
Foreign	VCT USA, Inc.	EE.UU.	97.949.000-3	Banco Rabobank Chile	Chile	US Dollar	Upon maturity	3.81%	3.81%	382,515	7,869,150	8,251,665
Foreign	Fetzer Vineyards, Inc.	EE.UU.	Foreign	Banco del Estado New York Branch	USA	US Dollar	Upon maturity	1.08%	1.08%	1,850,075	3,672,270	5,522,345
Foreign	VCT & DG México S.A.	Mexico	Foreign	Banco Banamex	Mexico	Mexican Peso	Upon maturity	5.69%	5.69%	2,740,376	—	2,740,376
				Saldos a la fecha						8,085,544	53,327,322	61,412,866
F-87

Viña Concha y Toro S.A. and Subsidiaries

d)	Loans from financial entities (non-derivatives), non-current as of December 31, 2013.

		Country								Maturities
		of the			Country of					More than 1	More than 2	More than 3	More than 4
Debtor entity		debtor	ID No. of		creditor	Type of currency or	Type of	Effective	Legal	year to 2	years to 3	years to 4	years to 5	More than 5
ID No.	Debtor entity	entity	creditor entity	Name of creditor entity	company	adjustment unit	amortization	rate	rate	years	years	years	years	years	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US Dollar	Upon maturity	1.46%	1.46%	4,196,880	4,196,880	4,196,880	2,098,440	—	14,689,080
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Banco Scotiabank Chile	Chile	US Dollar	Upon maturity	2.23%	2.05%	898,972	898,971	—	—	—	1,797,943
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	US Dollar	Upon maturity	3.09%	3.09%	8,393,760	—	—	—	—	8,393,760
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	Upon maturity	4.20%	3.98%	2,330,956	2,330,956	—	—	—	4,661,912
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.949.000-3	Banco Rabobank Chile	Chile	US Dollar	Upon maturity	2.63%	2.29%	—	7,869,150	7,869,150	—	—	15,738,300
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco BBVA Chile	Argentina	US Dollar	Upon maturity	3.60%	3.60%	1,427,887	—	—	—	—	1,427,887
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Francés	Argentina	Argentinean Peso	Upon maturity	15.13%	15.13%	182,352	126,037	—	—	—	308,389
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Macro	Argentina	Argentinean Peso	Upon maturity	15.25%	15.25%	91,942	91,942	45,973	—	—	229,857
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Nación	Argentina	Argentinean Peso	Upon maturity	15.00%	15.00%	6,112	—	—	—	—	6,112
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Fondo TyC	Argentina	Argentinean Peso	Upon maturity	9.43%	9.43%	87,301	43,650	—	—	—	130,951
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Santander	Argentina	Argentinean Peso	Upon maturity	15.25%	15.25%	178,776	89,388	—	—	—	268,164
Foreign	VCT Brasil Imp. Y Export. Ltda.	Brasil	76.645.030-K	Banco Itaú	Brazil	Brazilean Real	Upon maturity	12.27%	12.27%	4,584,960	—	—	—	—	4,584,960
Foreign	VCT USA, Inc.	USA	Foreign	Banco del Estado New York	EE.UU.	US Dollar	Upon maturity	2.25%	2.25%	—	18,361,350	—	—	—	18,361,350
Foreign	VCT USA, Inc.	USA	97.949.000-3	Banco Rabobank Chile	Chile	US Dollar	Upon maturity	3.81%	3.81%	7,869,150	7,869,150	7,869,150	13,115,250	—	36,722,700
				Saldos a la fecha						30,249,048	41,877,474	19,981,153	15,213,690	—	107,321,365
F-88

Viña Concha y Toro S.A. and Subsidiaries

NOTE 19. PROMISSORY NOTES AND BONDS PAYABLE

On September 11, 2014 the Company performed a bond issuance for a total of UF 2,000,000 corresponding to the J and K series issued by the Viña Concha y Toro SA with charge to the line of bonds registered in the Securities Register of the SVS under number 575 dated March 23, 2009.

These placement was performed in accordance with the following detail:

-	UF 1,000,000 placed with charge to J Series, at a term of 6 years amortizable on a semi-annual basis with three-year grace period. The placement effective rate is UF + 2.18% and,
-	UF 1.000.000 placed with charge to K Series, at a term of 24 years amortizable on a semi-annual basis, with ten-year grace period. The placement effective rate is UF + 3.49%.

Public obligations are detailed as follows:

a)	Obligations for Current Bonuses as of December 31, 2014

		Country				Type of				Maturities
		of the			Country of	currency or
Debtor entity		debtor	ID No. of	Name of placement	creditor	adjustment	Type of	Effective	Nominal		Up to 90 days
ID No.	Debtor entity	entity	creditor entity	entity	company	unit	amortization	rate	ratel	Up to 90 days	to 1 year	Total
										ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	3.78%	3.50%	194,663	—	194,663
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	2.18%	2.50%	201,836	—	201,836
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	3.49%	3.30%	265,726	—	265,726
				Total						662,225	—	662,225

b)	Obligations for Non-Current Bonuses as of December 31, 2014

		Country				Type of				Maturities
		of the	ID No. of		Country of	currency or	Type of	Effective	Legal	More than 1	More than 2	More than 3	More than 4
Debtor entity		debtor	creditor entity		creditor	adjustment	amortization	rate	rate	year to 2	years to 3	years to 4	years to 5	More than 5
ID No.	Debtor entity	entity		Name of creditor entity	company	unit				years	years	years	years	years	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	3.78%	3.50%	12,313,545	12,313,545	12,313,560	—	—	36,940,650
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	2.18%	2.50%	—	—	8,209,030	8,209,030	8,209,040	24,627,100
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	3.49%	3.30%	—	—	—	—	24,627,100	24,627,100
				Total						12,313,545	12,313,545	20,522,590	8,209,030	32,836,140	86,194,850
F-89

Viña Concha y Toro S.A. and Subsidiaries

c)	Obligations for Current Bonuses as of December 31, 2013

		Country				Type of				Marturities
		of the			Country of	currency or
Debtor entity		debtor	ID No. of		creditor	adjustment	Type of	Effective	Legal		Up to 90 days
ID No.	Debtor entity	entity	creditor entity	Name of creditor entity	company	unit	amortization	rate	rate	Up to 90 days	to 1 year	Total
										ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.036.000-K	Banco Santander Chile	Chile	U.F.	Upon maturity	4.09%	3.90%	277,784	2,742,301	3,020,085
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	3.78%	3.50%	184,249	—	184,249
				Total						462,033	2,742,301	3,204,334

d)	Obligations for Non-Current Bonuses as of December 31, 2013

		Country				Type of				Marturities
		of the			Country of	currency or				More than 1	More than 2	More than 3	More than 4
Debtor entity		debtor	ID No. of		creditor	adjustment	Type of	Effective	Legal	year to 2	years to 3	years to 4	years to 5	More than 5
ID No.	Debtor entity	entity	creditor entity	Name of creditor entity	company	unit	amortization	rate	rate	years	years	years	years	years	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.036.000-K	Banco Santander Chile	Chile	U.F.	Upon maturity	4.09%	3.90%	2,742,301	2,742,301	2,742,301	2,742,300	20,567,259	31,536,462
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	3.78%	3.50%	—	11,654,775	11,654,775	11,654,790	—	34,964,340
				Total						2,742,301	14,397,076	14,397,076	14,397,090	20,567,259	66,500,802

Obligations with the public correspond to the placement in Chile of Bonuses in UF. These are presented valued at the principal value plus accrued interests at year-end.

F-90

Viña Concha y Toro S.A. and Subsidiaries

e)	Issuance Expenses and Placement of equity and debt securities

Issuance expenses net of amortization as of December 31, 2014, and December 31, 2013 amounts to ThCh$818,113 and ThCh$671,479, respectively. In addition, are included as issuance expenses all disbursements due to reports of Risk Rating Agencies, legal and financial advisories, and taxes, printing house and placement commissions.

As of December 31, 2014, and December 31, 2013 the amortization amounts to ThCh$87,405 and ThCh$78,125, respectively.

NOTE 20. TRADE AND OTHER PAYABLE

This item is detailed as follows:

	Total Current		Total Non-current
	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$
Trade creditors	61,896,066	56,063,675	—	—
Other creditors	7,352,292	7,060,901	—	—
Dividends payable	2,330,552	2,309,920	—	—
Prov. Minimum Dividend 30%	6,192,393	3,229,038
Retentions	5,461,005	2,904,975	—	—
Totales	83,232,308	71,568,509	—	—

Sundry Creditors debt consists mainly of personnel pension discounts and debts due to advertising contributions

F-91

Viña Concha y Toro S.A. and Subsidiaries

NOTE 21. INCOME TAX EXPENSE AND DEFERRED TAXES

a)	Balances of deferred tax assets and liabilities are as follows:

	As of December 31,	As of December 31,
Description of deferred tax assets	2014	2013
	ThCh$	ThCh$
Depreciations	6,172	915
Provisions	4,020,600	2,952,361
Foreign currency contract	342,087	1,985,976
Personnel benefits obligations	403,068	247,817
Taxable losses	985,068	1,059,790
Other	3,012,075	2,465,562
Deferred tax assets	8,769,070	8,712,421

	As of December 31,	As of December 31,
Description of deferred tax liabilities	2014	2013
	ThCh$	ThCh$
Depreciations	18,245,644	15,347,470
Amortizations	4,180,804	3,392,385
Foreign currency contract	17,956	8,634
Revaluation of marketable securities	115,833	129,044
Personnel benefits obligations	—	4,677
Revaluations of Property, plant and equipment	9,480,283	7,022,432
Other	10,755,052	8,707,433
Deferred tax liabilities	42,795,572	34,612,075

b)	Deferred tax assets, unrecognized

Deferred tax assets generated by the offsetting tax loss are recognized provided that it is highly possible the reversal of tax losses through future tax benefits. As of the financial statements date the Company has still recognizing deferred tax assets related in its affiliate, VCT Internacional Ltda, however, the amount not recognized in the prior year is indicated as follows:

	As of December 31,	As of December 31,
Description of unrecognized deferred tax assets	2014	2013
	ThCh$	ThCh$
Tax losses	—	424,044
Total unrecognized deferred tax assets	—	424,044
F-92

Viña Concha y Toro S.A. and Subsidiaries

c)	Information on taxes related to amounts charged to Net Equity

The Company has recognized amounts with effect on equity, which gave rise to the deferred tax detailed as follows:

	As of December 31,	As of December 31,
Description of deferred tax liabilities (assets) recognized	2014	2013
	ThCh$	ThCh$
Revaluation of land	9,480,283	7,022,432
Forward	(311,456)	(1,658,869)
Revaluation of marketable securities	115,833	129,044
Personnel obligations	(40,863)	(8,278)
Other	(54,750)	(54,750)
Total recognized deferred tax assets	9,189,047	5,429,579

d)	Changes of Deferred Tax

Changes of “deferred taxes” in the consolidated statement of financial position for the years 2014 and 2013 is as follows:

	Assets	Liabilities
Changes in deferred taxes	ThCh$	ThCh$
Balance as of January 1, 2013	8,892,435	33,604,714
Increase (decrease) in income	(180,014)	5,108,944
Increase (decrease) in equity	—	(4,101,583)
Balance as of December 31, 2013	8,712,421	34,612,075
Increase (decrease) in income	(758,770)	393,153
Increase (decrease) in equity	—	1,341,232
Effect of transitional increase in rates (equity)	815,419	6,469,318
Balance translation adjustments (profit or loss)	—	(20,206)
Balance as of December 31, 2014	8,769,070	42,795,572
F-93

Viña Concha y Toro S.A. and Subsidiaries

e)	Composition of the expense for income tax.

1.	The expense (income) for income tax, separated in deferred tax and income tax, for 2014 and 2013 are as follows:

	As of December 31,	As of December 31,	As of December 31,
	2014	2013	2012
Description of expenses (income) for current and deferred taxes	ThCh$	ThCh$	ThCh$
Current income tax expenses
Current tax expenses	11,150,034	6,421,317	9,319,098
Adjustments to prior year current tax	281,351	(3,101,788)	352,103
Other current tax expenses	163,792	153,519	90,682
Current tax expense, net, total	11,595,177	3,473,048	9,761,883
Income deferred tax expense	7,524,102	5,288,958	—
Deferred expense (income) for taxes related to the creation and reversal of temporary differences	(718,280)	—	703,599
Deferred tax expense, net, total	6,805,822	5,288,958	703,599
Expense (Income) in income tax	18,400,999	8,762,006	10,465,482

2.	The composition of the expense (income) for income tax, considering the source (domestic or foreign) and the type of tax, for 2014 and 2013 are as follows:

	As of December 31,	As of December 31,	As of December 31,
	2014	2013	2012
Description of expense (income) in taxes of foreign and domestic	ThCh$	ThCh$	ThCh$
Current income tax expense on foreign and domestic parts, net
Current tax expense, net, foreign	5,074,171	700,754	3,213,533
Current tax expense, net, domestic	6,521,006	2,772,295	6,548,350
Current tax expense, Net, Total	11,595,177	3,473,049	9,761,883

Deferred tax expense on profits of foreign and domestic parts, net
Deferred tax expense, net, foreign	(339,380)	1,659,405	(92,207)
Deferred tax expense, net, domestic	7,145,202	3,629,552	795,806
Deferred tax expense, Net, Total	6,805,822	5,288,957	703,599

Expense (Income) for income tax	18,400,999	8,762,006	10,465,482
F-94

Viña Concha y Toro S.A. and Subsidiaries

f)	Reconciliation of income tax expense

1.	Reconciliation of values in which such amounts give rise to variations of the income tax expense recognized in the Statement of Income, beginning from the tax amount resulting after applying the taxable rate on “Income before taxes”.

	From January 1,	From January 1,	From January 1,
	to December 31,	to December 31,	to December 31,
	2014	2013	2012
Reconciliation of tax expense	ThCh$	ThCh$	ThCh$
Tax expense using the legal rate	11,843,404	8,474,225	8,153,707
Tax effect of rates in other jurisdictions	2,237,353	1,323,475	1,504,184
Tax effect of non-taxable revenues	(797,617)	(401,622)	(555,189)
Tax effect of change in taxable rates	405,334	(112,488)	55,743
Tax effect of change in taxable rates Chile	5,653,899	—	2,281,532
Taxation calculated using the effective rate	523,662	—
Other increase (decrease) in charge for legal taxes	(1,465,036)	(521,584)	(974,495)
Adjustments to tax expense using the legal rate, Total	6,557,595	287,781	2,311,775
Tax expense using the effective rate	18,400,999	8,762,006	10,465,482

The expense for current tax using the legal rate is recognized with a higher expense amounting to Th$268,788 which relate to an increase in the corporate income tax from 20% to 21%.

2.	Reconciliation of the effective rate (%), showing the variations to the rate in effect (21% as of December 31, 2014 and 20% as of December 31, 2013)

	As of December	As of December	As of December
	31, 2014	31, 2013	31, 2012
Tax expense using the legal rate (%)	21.00%	20.00%	20.00%
Tax effect of rates in other jurisdictions (%)	3.97%	3.12%	3.69%
Tax effect of non-taxable Ordinary Income (%)	-1.41%	-0.95%	-1.36%
Tax effect of expenses not taxable deductible (%)	0.72%	-0.27%	0.14%
Tax effect of change in tax rates (%)	10.03%	0.00%	5.60%
Taxation calculated using the applicable rate (%)	0.93%	0.00%	0.00%
Other increase (decrease) in legal tax charge (%)	-2.61%	-1.22%	-2.39%
Adjustments to the expense for taxes using legal tax, total (%)	11.63%	0.68%	5.68%
Tax expense using the effective rate (%)	32.63%	20.68%	25.68%

In 2014 law No. 20,780 was approved in Chile which set a gradual increase in the corporate tax rate from fiscal year 2014 until fiscal year 2018. The law increased existing applicable rates for upcoming years that are used for the calculation of the temporary differences as follows, 21.0%, 22.5%, 24.0%, 25.5 % and 27% for fiscal years 2014, 2015, 2016, 2017, 2018 and beyond, respectively. For the fiscal year 2014, the increase in the corporate tax rate generated an increase in deferred tax expense of Th.Ch$ 5,653,899 and consequently an increase in the effective tax rate to 32.62% compared with 20.68% rate registered in 2013.

F-95

Viña Concha y Toro S.A. and Subsidiaries

g)	Current tax assets are detailed as follows:

	As of December 31,	As of December 31,
	2014	2013
Description	ThCh$	ThCh$
Income tax current and prior years	18,405,694	14,315,656
Credits Income tax current	38,144	37,865
Provision for other recoverable taxes	(269,252)	(269,252)
Total	18,174,586	14,084,269

h)	Current tax liabilities is detailed as follows:

	As of December 31,	As of December 31,
	2014	2013
Description	ThCh$	ThCh$
Income tax	21,475,014	16,949,717
Provision for taxes	1,191,860	459,700
Total	22,666,874	17,409,417

NOTE 22. LEASES

a)	As of December 31, 2014 and December 31, 2013, there are no financial leases for current non-derivative financial liabilities

b)	As of December 31, 2014, there are operating leases which mainly relate to leases of estates of long-term for agricultural land on which wine grapes plantations have been developed. These contracts contain no embedded derivatives due to the fact that they do not contain the features described in Note 2.6.8 Embedded Derivatives.

Minimum payments payable are detailed as follows:

Short term portion	1 to 5 year	More than 5 years	Total amount owed
ThCh$	ThCh$	ThCh$	ThCh$
818,412	2,377,516	1,429,230	4,625,158

c)	Lease expenses are detailed as follows:

	As of December 31,	As of December 31,	As of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Leases used	7,037,474	5,357,624	4,285,133
Total	7,037,474	5,357,624	4,285,133
F-96

Viña Concha y Toro S.A. and Subsidiaries

NOTE 23. EMPLOYEE BENEFITS

23.1	Employee benefits and expenses

Changes in classes of expenses by employee are detailed as follows:

	From January 1 to	From January 1 to	From January 1 to
	December 31, 2014	December 31, 2013	December 31, 2012
Employee benefits and expenses	ThCh$	ThCh$	ThCh$
Profit-sharing and bonuses, current	74,655,728	64,653,416	57,127,859
Profit-sharing and bonuses, current	14,813,072	15,187,671	11,411,694
Personnel expenses	59,842,656	49,465,745	45,716,165
Salaries and wages	47,633,277	40,236,443	36,597,568
Short-term employee benefits	6,937,383	5,005,042	5,313,677
Expenses for employee benefits obligations	1,749,846	1,091,793	1,400,268
Other long-term benefits	1,436,074	1,233,469	923,641
Other employee expenses	2,086,076	1,898,998	1,481,011

23.2	Provisions for benefits to employees, current

	As of December 31,	As of December 31,
	2014	2013
	ThCh$	ThCh$
Personnel Participation	6,147,116	5,326,304
Vacacions	2,859,231	3,027,370
Others	201,872	484,840
Total	9,208,219	8,838,514

23.3	Severance Indemnities Obligations

A.	General aspects:

Viña Concha y Toro and some of its subsidiaries located in Chile provide severance indemnity benefit plans to active employees which are determined and recognized in the financial statements following the criteria described in Note 2.17 accounting policies. These benefits are mainly referred to:

-	Benefits of defined lending:

Severance indemnity: The beneficiaries perceive the equivalent to a determined number of days per contractual years of service at his/her retirement date and/or due to cease of his/her functions. In case of dissociation due to a Company decision, perceive the equivalent stipulated by law.

F-97

Viña Concha y Toro S.A. and Subsidiaries

B.	Openings, changes and presentation in financial statements:

Balances of obligations related with severance indemnities are as follows:

	As of December 31,	As of December 31,
	2014	2013
	ThCh$	ThCh$
Severance Indemnities Obligations	2,463,037	2,217,219
Total	2,463,037	2,217,219

The changes in obligations for employment termination benefits for the years ended December 31, 2014, 2013 and 2012 are detailed as follows:

Severance
Employment termination benefit	indemnity
ThCh$
Balance as of December 31, 2011	2,030,284
Current period costs of services	202,107
Cost for interest	77,387
Actuarial (Profits) losses	(190,150)
Paid benefits	(146,866)
Balance as of December 31, 2012	1,972,762
Current period costs of services	232,154
Cost for interest	93,964
Actuarial (Profits) losses	64,542
Paid benefits	(146,203)
Balance as of December 31, 2013	2,217,219
Current period costs of services	248,291
Cost for interest	100,977
Actuarial (Profits) losses	102,731
Paid benefits	(206,181)
Balance as of December 31, 2014	2,463,037

The Company’s policy is to accrue a determined number of days per year with respect to severance indemnities and in case of dissociation, the employee perceive the indemnity stipulated by law in the Chilean Labor Code (30 days per year with a limit of 11 years).

The main actuarial hypothesis used for the calculation of severance indemnity obligations is detailed as follows:

	As of December 31,	As of December 31,	As of December 31,
Actuarial assumptions	2014	2013	2012
Retirement rate	4.60%	4.60%	5.50%
Mortality rate	RV-2009	RV-2009	RV-2009
Salary increase rate	3.50%	3.50%	3.50%
Future permanence	7.85	7.6	7.2
Discount rate	4.78%	5.16%	5.68%
F-98

Viña Concha y Toro S.A. and Subsidiaries

The amounts recognized in the consolidated statement of comprehensive income by function are as follows:

	From January 1 to	From January 1 to	From January 1 to
	December 31, 2014	December 31, 2013	December 31, 2012
	ThCh$	ThCh$	ThCh$
Cost of services for current period	248,291	232,154	202,107
Interest cost	100,977	93,964	77,387
Actuarial (Profits) losses	—	—	(190,150)
Benefits paid not provisioned	1,688,733	687,494	555,515
Total expense recognized in the u. Statem. of Comprehensive Income by Function	2,038,001	1,013,612	644,859

Sensitivity Analysis

As of December 31, 2014, the sensitivity of the value for post-employment benefits before variations in the discount rate of 1% in the case of an increase in the rate represents a decrease of ThCh$ 176,973 (ThCh$ 151,225 as of December 31, 2013) and in case of a decrease in the rate represents an increase of ThCh$ 192,572 (ThCh$ 164,113 as of December 31, 2013).

F-99

Viña Concha y Toro S.A. and Subsidiaries

NOTE 24. CURRENT PROVISIONS

24.1	Current provisions

This item is detailed as follows:

	As of December	As of December 31,
Concept	31, 2014	2013
Provision for advertising expense(1)	21,530,277	17,557,064
Other provisions (2)	8,377,887	9,263,660
Total	29,908,164	26,820,724

1.	Provisions for advertising expenses correspond to the estimates of amounts payable to foreign customers - dealers on advertising services.

2.	General operating expense estimates and a provision for an immaterial legal claim are included in other provisions.

Movement of current provisions between January 01, and December 31, 2014, is detailed as follows:

	Advertising
	expense provision	Other provisions	Total
Changes in provision	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2014	17,557,064	9,263,660	26,820,724
Provisions constituted in the period	41,143,079	7,489,935	48,633,014
Provisions used	(37,169,866)	(8,375,708)	(45,545,574)
Balance as of December 31, 2014	21,530,277	8,377,887	29,908,164

Movement of current provisions between January 01, and December 31, 2013, is detailed as follows:

	Advertising
	expense provision	Other provisions	Total
Changes in provision	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2013	13,793,535	7,170,582	20,964,117
Provisions constituted in the period	28,000,297	16,869,581	44,869,878
Provisions used	(24,236,768)	(14,776,503)	(39,013,271)
Balance as of December 31, 2013	17,557,064	9,263,660	26,820,724

Movement of current provisions between January 01, and December 31, 2012, is detailed as follows:

	Advertising
	expense provision	Other provisions	Total
Changes in provision	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2012	13,939,484	748,502	14,687,986
Provisions constituted in the period	28,162,273	3,934,481	32,096,754
Provisions used	(30,191,011)	(1,124,721)	(31,315,732)
Balance as of December 31, 2012	11,910,746	3,558,262	15,469,008
F-100

Viña Concha y Toro S.A. and Subsidiaries

NOTE 25. EARNINGS PER SHARE

Basic earnings per basic shares is calculated dividing the net income for the year attributable to Company’s shareholders by the weighted average of the number of common shares outstanding during the year.

As indicated, the basic earnings per share amounted to:

	From January 1	From January 1	From January 1
	to December 31, 2014	to December 31, 2013	to December 31, 2012
Basic earnings per share	ThCh$	ThCh$	ThCh$
Earnings attributable to equity holders of the Parent	43,051,491	33,173,641	30,021,933

	From January 1	From January 1	From January 1
	to December 31, 2014	to December 31, 2013	to December 31, 2012
	Units	Units	Units
Number of common shares outstanding	747,005,982	747,005,982	747,005,982

	From January 1 to December 31, 2014	From January 1 to December 31, 2013	From January 1 to December 31, 2012
	ThCh$	ThCh$	ThCh$
Basic earnings per share	57.63	44.41	40.19

Company did not have any potential common stock equivalents during 2014, 2013 and 2012 that would have a dilutive effect.

F-101

Viña Concha y Toro S.A. and Subsidiaries

NOTE 26. CAPITAL AND RESERVES

26.1	Subscribed and paid capital

As of December 31, 2014 the capital of Viña Concha y Toro S.A. amounts to ThCh$84,178,790 which is comprised of 747,005,982 shares of par value totally subscribed and paid.

The issuance premium corresponds to the surcharge in the placement of shares generated in the capital contributions operations. In conformity with Article 26 of Law No.18.046 for corporate companies, this concept forms part of the company’s issued capital.

26.2	Shares
-	Number of shares as of December 31, 2014

			Shares with voting
	Subscribed share	Paid shares	rights
100% Paid Shares	747,005,982	747,005,982	747,005,982

-	Number of shares as of December 31, 2013

			Shares with voting
	Subscribed share	Paid shares	rights
100% Paid Share	747,005,982	747,005,982	747,005,982

Shares of Concha y Toro are, ordinary, of a unique series and with no par value.

Movement of shares between January 01, and December 31, 2014, is as follows:

No. of subscribed shares at January 1, 2014	747,005,982
Movements for the year
Capital increase through share issuance	—
No. of subscribed shares at December 31, 2014	747,005,982

Movement of shares between January 01, and December 31, 2013, is as follows:

No. of subscribed shares at January 1, 2013	747,005,982
Movements for the year
Capital increase through share issuance	—
No. of subscribed shares at December 31, 2013	747,005,982
F-102

Viña Concha y Toro S.A. and Subsidiaries

26.3	Capital Management

In order to attempt the optimization of returns to its shareholders, through the efficient management of financing costs, the Company uses several short and long-term financial sources as well as its own capital and gains generated from operations.

The Company’s objective is to maintain a proper capital structure, considering its leverage levels, financing costs (internal and external) and evaluates on a regular basis the different financing instruments available as well as the market conditions.

26.4	Other reserves

-	Conversion Reserves: This amount represents the effect (profit/loss) for conversion of subsidiaries with functional currency other than pesos.

The detail of conversion differences, net of taxes is as follows:

	As of December 31,	As of December 31,	As of December 31,
Accumulated conversion difference	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Adjustment for conversion of associates	308,251	308,251	308,251
Adjustment for conversion of foreign subsidiaries	(3,929,878)	(3,172,680)	(586,674)
Adjustment for exchange difference	8,195,935	3,170,253	—
Total	4,574,308	305,824	(278,423)

-	Cash flow hedge reserves: Represents the fair value of future cash flows on expected entries that qualify as hedges and that will affect income and are presented net of deferred taxes.

-	Reserves for investments available for sale: This amount represents the change in market value of financial assets available for sale, consisting of investments in other companies and are presented net of deferred taxes.

-	Reserves of profit and losses on benefit plans: corresponds to the variation of the actuarial values of the provision for employee’s defined benefit plans and are presented net of deferred taxes.

-	Hedge Reserves of Net Investment in operations abroad: This represents the changes in fair value of derivatives of net investment abroad until the occurrence of disposal of the investment and are presented net of deferred taxes.

-	Other Reserves: Correspond mainly to the price-level restatement balance on the paid-in capital accumulated from the date of transition to IFRS as Circular No. 456 of the Superintendence of Securities and Insurance.

26.5	Dividends

On April 23, 2014 was held the Company’s the General Board Meeting in which, among other, the following agreements were adopted:

1.	To distribute with a charge to 2013 income, a final dividend, No. 255, as a final amount of $ 9.90 (nine pesos and ninety cents) per share, to be paid on May 23 2014. This amount is added to the dividends paid at interim, charged to net income for 2013, corresponding to Dividend No. 252 and No. 253 both of $ 3.00 per share, paid on September 30 and December 30, 2013, respectively, and a dividend No. 254 of $ 3.00 per share that was paid on March 31, 2014.
F-103

Viña Concha y Toro S.A. and Subsidiaries

2.	Maintain as its dividend policy the distribution of 40% of net income, excluding those generated by the subsidiary Fetzer Vineyards. Thus, it is the Board’s intention to distribute, with charges to income generated in 2014, three interim dividends No. 256, No. 257 and No. 258 for $ 3.00 per share each, each to be paid as provisional, respectively on September 30, and December 30, 2014 and March 31, 2015. A fourth dividend will be paid for the amount resulting, as necessary, to complete the 40% of the net income for 2014, excluding the income of the subsidiary Fetzer Vineyards which will be paid in May 2015, once known and approved the results of operations by the General Shareholders Meeting.

3.	These payments of interim dividends will be subject to the Company’s cash availability. Historically, the Company has distributed 40% of net income, which is done through a final dividend paid in May of the following year, once known and approved both the income for the year and the abovementioned dividend by the General Shareholders Meeting.

4.	The breakdown of dividends paid as of December 31, 2014 and December 31, 2013 is as follows:

Dividend
number	Paid Shares	Paid per share	Total ThCh$	Payment date
254	747,005,982	3.00	2,241,018	mar-14
255	747,005,982	9.90	7,395,359	may-14
256	747,005,982	3.00	2,241,018	sep-14
257	747,005,982	3.00	2,241,018	dec-14

Dividend
number	Paid Shares	Paid per share	Total ThCh$	Payment date
250	747,005,982	3.00	2,241,018	mar-13
251	747,005,982	7.10	5,303,742	may-13
252	747,005,982	3.00	2,241,018	sep-13
253	747,005,982	3.00	2,241,018	dec-13

26.6	Net profit distributable

With respect to Profits for the year, in conformity with Circular No.1945 issued by the Superintendence of Securities and Insurance, the Company’s Board during the meeting held on October 28, 2010, agreed that the determination of net profit distributable as dividends will consider the income for the year presented in Item ‘Profit (loss) attributable to the owners of the controlling entity’, deducting the significant variations in the net fair value of unrealized assets and liabilities. For the years ended as of December 31, 2014 and 2013 there were no adjustments to income.

F-104

Viña Concha y Toro S.A. and Subsidiaries

NOTE 27. EFFECT OF VARIATIONS IN EXCHANGE RATES OF FOREIGN CURRENCY

Assets and Liabilities in Foreign Currency

		As of December 31, 2014		As of December 31, 2013
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Current assets		ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents		30,304,154	—	12,850,652	—
	CHILEAN PESO	16,337,019	—	1,923,107	—
	USD	5,278,520	—	3,740,960	—
	CAD	116,959	—	105,731	—
	EUR	926,390	—	139,739	—
	GBP	3,157,102	—	2,383,765	—
	SEK	911,128	—	923,024	—
	NOK	1,056,328	—	613,505	—
	ARS	1,293,772	—	221,160	—
	BRL	868,714	—	1,409,327	—
	MXN	335,367	—	1,374,951	—
	ZAR	22,855	—	15,383	—
Other financial assets, current		7,053,502	—	7,779,816	—
	CHILEAN PESO	2,920,628	—	3,146,321	—
	USD	189,689	—	2,814,572	—
	CAD	876,100	—	406,958	—
	EUR	2,011,721	—	486,577	—
	UF	91,496	—	155,325	—
	GBP	324,669	—	599,946	—
	SEK	188,654	—	—	—
	NOK	71,884	—	—	—
	ARS	—	—	11,473	—
	BRL	220,572	—	151,407	—
	MXN	158,089	—	7,237	—
Other non-financial assets, current		18,622,371	—	14,415,106	—
	CHILEAN PESO	6,036,990	—	4,488,826	—
	USD	2,036,675	—	1,750,073	—
	CAD	1,752	—	2,702	—
	UF	1,803,585	—	953,508	—
	GBP	11,914	—	11,621	—
	SEK	38,189	—	42,370	—
	ARS	295,394	—	180,004	—
	BRL	8,390,784	—	6,958,796	—
	MXN	796	—	21,900	—
	ZAR	6,292	—	5,306	—
Trade and other receivables, current		155,179,838	—	140,313,528	—
	CHILEAN PESO	32,145,990	—	30,410,081	—
	USD	49,321,166	—	40,350,656	—
	CAD	3,907,022	—	3,191,605	—
	EUR	15,015,323	—	13,750,191	—
	UF	85,295	—	96,851	—
	GBP	25,011,341	—	26,401,580	—
	SEK	6,327,449	—	5,504,062	—
	NOK	1,810,629	—	1,688,234	—
	ARS	4,508,948	—	4,231,675	—
	BRL	10,011,728	—	8,587,340	—
	MXN	7,034,947	—	6,101,253	—
Trade receivables due from related parties, current		9,937,480	—	6,396,429	—
	CHILEAN PESO	9,937,480	—	6,396,429	—
F-105

Viña Concha y Toro S.A. and Subsidiaries

		As of December 31, 2014		As of December 31, 2013
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Current assets		ThCh$	ThCh$	ThCh$	ThCh$
Inventories		218,336,130	—	223,694,941	—
	CHILEAN PESO	132,801,680	—	134,436,538	—
	USD	56,187,006	—	51,219,091	—
	GBP	9,322,638	—	16,318,665	—
	SEK	4,035,382	—	3,614,380	—
	NOK	732,069	—	765,858	—
	ARS	10,968,192	—	10,415,819	—
	BRL	2,428,759	—	5,227,630	—
	MXN	1,860,404	—	1,696,960	—
Biological assets, current		16,317,102	—	14,821,587	—
	CHILEAN PESO	13,787,675	—	12,550,235	—
	USD	306,838	—	235,253	—
	ARS	2,222,589	—	2,036,099	—
Current tax assets		18,174,586	—	14,084,269	—
	CHILEAN PESO	5,711,361	—	871,509	—
	USD	4,953,935	—	5,254,592	—
	CAD	4,726	—	13,008	—
	EUR	153,019	—	151,658	—
	UF	48,706	—	48,706	—
	GBP	3,213,522	—	2,642,380	—
	SEK	67,938	—	328,139	—
	ARS	2,814,160	—	2,600,993	—
	BRL	737,982	—	422,884	—
	MXN	469,237	—	1,748,579	—
	ZAR	—	—	1,821	—

Total current assets		473,925,163	—	434,356,328	—
	CHILEAN PESO	219,678,859	—	194,223,046	—
	USD	118,273,829	—	105,365,197	—
	CAD	4,906,559	—	3,720,004	—
	EUR	18,106,453	—	14,528,165	—
	UF	2,029,082	—	1,254,390	—
	GBP	41,041,186	—	48,357,957	—
	SEK	11,568,740	—	10,411,975	—
	NOK	3,670,910	—	3,067,597	—
	ARS	22,103,055	—	19,697,223	—
	BRL	22,658,539	—	22,757,384	—
	MXN	9,858,840	—	10,950,880	—
	ZAR	29,111	—	22,510	—

F-106

Viña Concha y Toro S.A. and Subsidiaries

		As of December 31, 2014		As of December 31, 2013
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Non-current assets		ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets, non-current		1,780,672	6,850,313	2,258,870	510,139
	CHILEAN PESO	—	—	—	—
	USD	—	138,073	1,380,922	30,603
	CAD	—	85,685	411,951	3,755
	EUR	1,023,898	3,549,149	279,754	—
	UF	—	2,303,389	145,507	463,163
	GBP	15,431	299,878	40,736	7,267
	SEK	741,343	474,139	—	5,351

Other non-financial assets, non-current		4,839,739	—	3,251,274	—
	CHILEAN PESO	1,208,615	—	622,308	—
	USD	214,767	—	270,370	—
	UF	1,298,022	—	1,696,511	—
	GBP	94	—	87	—
	NOK	2,096	—	2,698	—
	ARS	7,703	—	637,241	—
	MXN	10,940	—	22,059	—
Investments in associates (equity-accounted investees)		20,311,097	—	17,137,522	—
	CHILEAN PESO	20,311,097	—	17,137,522	—

Net intangible assets		35,515,187	—	30,755,821	—
	CHILEAN PESO	8,559,998	—	6,963,913	—
	USD	25,115,908	—	21,965,189	—
	CAD	18,528	—	18,528	—
	EUR	102,202	—	102,202	—
	UF	695,351	—	695,351	—
	GBP	206,312	—	102,570	—
	SEK	5,131	—	5,131	—
	NOK	12,061	—	12,061	—
	ARS	555,533	—	619,933	—
	BRL	213,129	—	270,943	—
	MXN	31,034	—	—	—

Goodwill		24,261,868	—	22,812,855	—
	USD	24,261,868	—	22,812,855	—
F-107

Viña Concha y Toro S.A. and Subsidiaries

		As of December 31, 2014		As of December 31, 2013
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Non-current assets		ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment		341,758,199	—	330,068,153	—
	CHILEAN PESO	255,018,452	—	248,590,388	—
	USD	43,865,736	—	40,755,680	—
	CAD	371	—	700	—
	EUR	3,611,085	—	3,609,205	—
	UF	15,761,829	—	15,761,829	—
	GBP	85,575	—	54,673	—
	SEK	2,361	—	5,577	—
	ARS	23,212,822	—	21,058,750	—
	BRL	97,067	—	102,166	—
	MXN	91,956	—	114,570	—
	ZAR	10,945	—	14,615	—
			—
Deferred tax assets		8,769,070	—	8,712,421	—
	CHILEAN PESO	6,509,749	—	7,108,026	—
	USD	1,258,870	—	675,413	—
	NOK	—	—	616	—
	ARS	154,491	—	116,939	—
	BRL	679,931	—	735,371	—
	MXN	163,614	—	72,472	—
	ZAR	2,415	—	3,584	—
			—
Other non-current assets		—	—	—	—

Total non-current assets		437,235,832	6,850,313	414,996,916	510,139
	CHILEAN PESO	291,607,911	—	280,422,157	—
	USD	94,717,149	138,073	87,860,429	30,603
	CAD	18,899	85,685	431,179	3,755
	EUR	4,737,185	3,549,149	3,991,161	—
	UF	17,755,202	2,303,389	18,299,198	463,163
	GBP	307,412	299,878	198,066	7,267
	SEK	748,835	474,139	10,708	5,351
	NOK	14,157	—	15,375	—
	ARS	23,930,549	—	22,432,863	—
	BRL	3,087,629	—	1,108,480	—
	MXN	297,544	—	209,101	—
	ZAR	13,360	—	18,199	—
Total assets		911,160,995	6,850,313	849,353,244	510,139

F-108

Viña Concha y Toro S.A. and Subsidiaries

		As of December 31, 2014		As of December 31, 2013
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Current liabilities		ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilirties, current		18,137,282	43,132,707	11,486,876	56,531,656
	CHILEAN PESO	2,202,677	2,079,750	—	—
	USD	5,765,502	30,359,794	5,878,392	42,792,313
	CAD	613,395	—	24,011	—
	EUR	1,095,587	—	484,082	—
	UF	1,289,730	2,462,710	125,146	4,369,812
	GBP	2,014,442	—	1,326,830	2,859,153
	SEK	—	—	160,546	—
	NOK	—	—	16,809	—
	ARS	2,457,132	2,523,703	655,113	5,396,828
	BRL	775,139	5,706,750	19,223	1,113,550
	MXN	1,923,678	—	2,796,724	—
Trade and other payables, current		83,232,308	—	71,568,509	—
	CHILEAN PESO	60,909,637	—	50,683,894	—
	USD	10,502,264	—	8,572,638	—
	CAD	69,821	—	87,357	—
	EUR	1,001,179	—	707,166	—
	UF	433,046	—	410,423	—
	GBP	2,837,208	—	3,468,817	—
	SEK	656,011	—	558,758	—
	NOK	136,844	—	204,477	—
	ARS	4,396,276	—	4,184,481	—
	BRL	2,120,183	—	2,081,531	—
	MXN	153,567	—	603,966	—
	ZAR	16,272	—	5,001	—

Trade payables due to related parties, current		5,196,408	—	3,340,124	—
	CHILEAN PESO	5,196,408	—	3,340,124	—

Other current provisions		29,908,164	—	26,820,724	—
	CHILEAN PESO	2,958,593	—	3,680,063	—
	USD	12,637,807	—	10,236,026	—
	CAD	906,604	—	689,208	—
	EUR	3,714,056	—	2,207,721	—
	UF	182,637	—	893,609	—
	GBP	7,795,210	—	7,355,789	—
	SEK	219,922	—	265,415	—
	NOK	76,359	—	45,410	—
	ARS	1,397,148	—	1,212,740	—
	BRL	(74,623)	—	—	—
	MXN	79,241	—	214,490	—
	ZAR	15,210	—	20,253	—
F-109

Viña Concha y Toro S.A. and Subsidiaries

		As of December 31, 2014		As of December 31, 2013
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Current liabilities		ThCh$	ThCh$	ThCh$	ThCh$
Current tax liabilities		22,666,874	—	17,409,417	—
	CHILEAN PESO	5,711,332	—	5,331,267	—
	USD	447,864	—	211,664	—
	CAD	6,468	—	3,148	—
	EUR	127,828	—	35,442	—
	UF	3,332	—	3,332	—
	GBP	2,597,282	—	2,071,905	—
	SEK	3,091,541	—	2,881,837	—
	NOK	2,021,852	—	1,684,193	—
	ARS	1,809,637	—	662,189	—
	BRL	4,698,870	—	1,903,729	—
	MXN	2,150,868	—	2,620,711	—

Other non-financial liabilities, current		1,164,334	—	713,444	—
	CHILEAN PESO	—	—	120,668	—
	USD	745,605	—	175,330	—
	CAD	—	—	35,538	—
	EUR	—	—	165,475	—
	UF	—	—	3,123	—
	GBP	—	—	35,437	—
	SEK	50,354	—	897	—
	NOK	—	—	5,429	—
	ARS	368,375	—	79,753	—
	BRL	—	—	91,526	—
	CHF	—	—	20	—
	MXN	—	—	—	—
	ZAR	—	—	248	—
Current obligations for post-employment benefits		9,208,219	—	8,838,514	—
	CHILEAN PESO	8,408,914	—	7,976,398	—
	GBP	525,813	—	348,466	—
	SEK	—	—	33,639	—
	ARS	—	—	262,201	—
	BRL	273,492	—	217,810	—

Total current liabilities		169,513,589	43,132,707	140,177,608	56,531,656
	CHILEAN PESO	85,387,561	2,079,750	71,132,414	—
	USD	30,099,042	30,359,794	25,074,050	42,792,313
	CAD	1,596,288	—	839,262	—
	EUR	5,938,650	—	3,599,886	—
	UF	1,908,745	2,462,710	1,435,633	4,369,812
	GBP	15,769,955	—	14,607,244	2,859,153
	SEK	4,017,828	—	3,901,092	—
	NOK	2,235,055	—	1,956,318	—
	ARS	10,428,568	2,523,703	7,056,477	5,396,828
	BRL	7,793,061	5,706,750	4,313,819	1,113,550
	CHF	—	—	3,011,234	—
	MXN	4,307,354	—	3,224,677	—
	ZAR	31,482	—	25,502	—
F-110

Viña Concha y Toro S.A. and Subsidiaries

		As of December 31, 2014			As of December 31, 2013
		1-3 years	3-5 years	Over 5 years	1-3 years	3-5 years	Over 5 years
Non-current liabilities		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Other financial liabilities, non-current		132,448,558	51,037,335	32,836,140	94,604,569	70,098,218	20,567,258
	CHILEAN PESO	4,159,500	693,250	—	—	—	—
	USD	91,455,762	20,680,852	—	63,369,127	37,409,487	—
	CAD	275,022	20,783	—	19,226	63,009	—
	EUR	392,885	171,195	—	832,799	881,118	—
	UF	27,089,800	28,731,620	32,836,140	21,801,289	28,794,167	20,567,258
	GBP	8,261,076	739,635	—	2,565,169	2,360,256	—
	SEK	232,576	—	—	534,499	544,208	—
	ARS	581,937	—	—	897,500	45,973	—
	BRL	—	—	—	4,584,960	—	—
Trade payables due to related parties, non-current		732,466	—	—	898,543	—	—
	UF	732,466	—	—	898,543	—	—
Deferred tax liabilities		—	10,755,052	—	—	8,707,433	25,904,642
	CHILEAN PESO	—	10,755,052	32,040,520	—	8,707,433	25,904,642
Provisions for employee benefits, non-current		—	2,463,037	—	—	2,217,219	—
	CHILEAN PESO	—	2,463,037	—	—	2,217,219	—
Other non-financial liabilities, non-current		71,081	—	—	61,459	—	—
	USD	71,081	—	—	61,459	—	—
	BRL	—	—	—	—	—	—

Total non-current liabilities		133,252,105	64,255,424	64,876,660	95,564,571	81,022,870	46,471,900
	CHILEAN PESO	4,159,500	13,911,339	32,040,520	—	10,924,652	25,904,642
	USD	91,526,843	20,680,852	—	63,430,586	37,409,487	—
	CAD	275,022	20,783	—	19,226	63,009	—
	EUR	392,885	171,195	—	832,799	881,118	—
	UF	27,822,266	28,731,620	32,836,140	22,699,832	28,794,167	20,567,258
	GBP	8,261,076	739,635	—	2,565,169	2,360,256	—
	SEK	232,576	—	—	534,499	544,208	—
	ARS	581,937	—	—	897,500	45,973	—
	BRL	—	—	—	4,584,960	—	—

Total liabilities		345,898,401	64,255,424	64,876,660	95,564,571	81,022,870	46,471,900
F-111

Viña Concha y Toro S.A. and Subsidiaries

NOTE 28. OPERATING SEGMENTS, GEOGRAPHIC AND OTHER INFORMATION

a)	Information as of or for the year ended December 31, 2014:

	Wine	Other	Not assigned	Total
a) Segment information on results, assets and liabilities	ThCh$	ThCh$	ThCh$	ThCh$
Revenue from external customers	534,821,201	48,307,076	184,787	583,313,064
Depreciation included in cost of sales and administrative expenses	19,358,512	13,172	—	19,371,684
Amortization	267,398	—	775,277	1,042,675
Segment profit before taxes	44,989,837	11,223,539	184,787	56,398,163
Segment assets	876,233,335	11,473,819	30,304,154	918,011,308
Segment liabilities	77,850,163	5,217,326	391,962,996	475,030,485

	Wine	Other	Not assigned	Total
b) Consolidated revenue by geographical area	ThCh$	ThCh$	ThCh$	ThCh$
Chile	58,761,956	48,307,076	184,787	107,253,819
Europe	210,532,172	—	—	210,532,172
USA	94,559,029	—	—	94,559,029
South America	62,738,266	—	—	62,738,266
Asia	50,429,629	—	—	50,429,629
Canada	18,019,766	—	—	18,019,766
Central America	33,228,830	—	—	33,228,830
Other	1,959,404	—	—	1,959,404
Africa	4,592,149	—	—	4,592,149
Total consolidated revenue	534,821,201	48,307,076	184,787	583,313,064

	Wine	Other	Not assigned	Total
c) Consolidated non-current assets by geographical areas	ThCh$	ThCh$	ThCh$	ThCh$
Chile	324,699,792	44,103	—	324,743,895
Argentina	23,930,549	—	—	23,930,549
England	248,542	—	—	248,542
Sweeden	2,361	—	—	2,361
Norway	2,096	—	—	2,096
Brazil	3,663,573	—	—	3,663,573
Asia	266,299	—	—	266,299
USA	90,915,673	—	—	90,915,673
Mexico	297,545	—	—	297,545
Canada	371	—	—	371
Africa	13,360	—	—	13,360
France	1,881	—	—	1,881
Total consolidated non-current assets	444,042,042	44,103	—	444,086,145

	Wine	Other	Not assigned	Total
d) Segment interest, taxes and additions to non-current assets	ThCh$	ThCh$	ThCh$	ThCh$
Interest and other finance income	736,622	—	—	736,622
Interesnt expense and other finance costs	—	—	10,342,307	10,342,307
Income taxes	—	—	12,747,100	12,747,100
Additions to non-current assets	25,471,702	1,176	—	25,472,878
Total	26,208,324	1,176	23,089,407	49,298,907
F-112

Viña Concha y Toro S.A. and Subsidiaries

	Wine	Other	Not assigned	Total
Segment equity accounted investees information	ThCh$	ThCh$	ThCh$	ThCh$
Investments in associates	18,005,966	2,305,131	—	20,311,097
Share net profits of associates	3,653,872	40,679	—	3,694,551

	Wine	Other	Not assigned	Total
e) Additions to consolidated non-current assets by geographical location	ThCh$	ThCh$	ThCh$	ThCh$
Chile	22,654,564	1,176	—	22,655,740
Argentina	1,294,847	—	—	1,294,847
England	66,402	—	—	66,402
Brazil	52,782	—	—	52,782
Mexico	36,980	—	—	36,980
Asia	26,603	—	—	26,603
USA	1,339,524	—	—	1,339,524
Total	25,471,702	1,176	—	25,472,878

	Wine	Other	Not assigned	Total
Cash flows by segments as of December 31, 2014	ThCh$	ThCh$	ThCh$	ThCh$
Cash flows provided by operating activities	19,084,023	1,727,344	—	20,811,367
Cash flows used in investing activities	(25,010,039)	(2,263,722)	—	(27,273,761)
Cash flows provided by financing activities	—	—	22,906,001	22,906,001
Total	(5,926,016)	(536,378)	22,906,001	16,443,607

F-113

Viña Concha y Toro S.A. and Subsidiaries

b)	Information as of or for the year ended December 31, 2013:

	Wine	Other	Not assigned	Total
a) Segment information on results, assets and liabilities	ThCh$	ThCh$	ThCh$	ThCh$
Revenue from external customers	438,197,767	37,242,130	182,388	475,622,285
Depreciation included in cost of sales and administrative expenses	17,764,049	15,199	—	17,779,248
Amortization	242,991	—	738,458	981,449
Segment profit before taxes	32,563,964	9,624,775	182,388	42,371,127
Segment assets	826,010,959	11,001,772	12,850,652	849,863,383
Segment liabilities	64,326,682	4,290,059	351,151,864	419,768,605

	Wine	Other	Not assigned	Total
b) Consolidated revenue by geographical area	ThCh$	ThCh$	ThCh$	ThCh$
Chile	42,709,463	37,242,130	182,388	80,133,981
Europe	165,465,522	—	—	165,465,522
USA	83,813,501	—	—	83,813,501
South America	66,093,734	—	—	66,093,734
Asia	34,889,493	—	—	34,889,493
Canada	14,679,970	—	—	14,679,970
Central America	24,340,440	—	—	24,340,440
Other	1,261,946	—	—	1,261,946
Africa	4,943,698	—	—	4,943,698
Total consolidated revenue	438,197,767	37,242,130	182,388	475,622,285

	Wine	Other	Not assigned	Total
c) Consolidated non-current assets by geographical areas	ThCh$	ThCh$	ThCh$	ThCh$
Chile	310,531,086	80,105	—	310,611,191
Argentina	22,432,862	—	—	22,432,862
England	113,891	—	—	113,891
Sweden	5,577	—	—	5,577
Norway	3,314	—	—	3,314
Brazil	1,108,480	—	—	1,108,480
Asia	59,393	—	—	59,393
USA	80,944,347	—	—	80,944,347
Mexico	209,101	—	—	209,101
Canada	700	—	—	700
Africa	18,199	—	—	18,199
Total consolidated non-current assets	415,426,950	80,105	—	415,507,055

	Wine	Other	Not assigned	Total
d) Segment interest, taxes and additions to non-current assets	ThCh$	ThCh$	ThCh$	ThCh$
Interest and other finance income	1,090,228	—	—	1,090,228
Interesnt expense and other finance costs	—	—	9,709,871	9,709,871
Income taxes	—	—	8,762,006	8,762,006
Additions to non-current assets	26,791,780	944	—	26,792,724
Total	27,882,008	944	18,471,877	46,354,829
F-114

Viña Concha y Toro S.A. and Subsidiaries

	Wine	Other	Not assigned	Total
Segment equity accounted investees information	ThCh$	ThCh$	ThCh$	ThCh$
Investments in associates	14,846,355	2,291,167	—	17,137,522
Share net profits of associates	1,865,931	35,539	—	1,901,470

	Wine	Other	Not assigned	Total
e) Additions to consolidated non-current assets by geographical location	ThCh$	ThCh$	ThCh$	ThCh$
Chile	23,626,942	944	—	23,627,886
Argentina	1,347,125	—	—	1,347,125
England	20,265	—	—	20,265
Brazil	20,617	—	—	20,617
Asia	7,370	—	—	7,370
USA	1,762,248	—	—	1,762,248
Total	26,791,780	944	—	26,792,724

	Wine	Other	Not assigned	Total
Cash flows by segments as of December 31, 2013	ThCh$	ThCh$	ThCh$	ThCh$
Cash flows from (used in) operating activities	11,613,012	32,197,495	(16,828,280)	26,982,227
Cash flows used in investing activities	(26,538,503)	(944)	(589,628)	(27,129,075)
Cash flows used in financing activities	(134,824)	—	(46,888,546)	(47,023,370)
Total	(15,060,315)	32,196,551	(64,306,454)	(47,170,218)
F-115

Viña Concha y Toro S.A. and Subsidiaries

c)	Information as of or for the year ended December 31, 2012:

	Wine	Other	Not assigned	Total
a) Segment information on results, assets and liabilities	ThCh$	ThCh$	ThCh$	ThCh$
Revenue from external customers	413,834,580	34,253,707	161,494	448,249,781
Depreciation included in cost of sales and administrative expenses	16,762,773	14,235	—	16,777,008
Amortization	259,084	—	652,375	911,459
Segment profit before taxes	35,150,786	5,456,252	161,494	40,768,532
Segment assets	789,453,761	7,782,860	58,876,331	856,112,952
Segment liabilities	62,236,373	9,013,213	360,413,392	431,662,978

	Wine	Other	Not assigned	Total
b) Consolidated revenue by geographical area	ThCh$	ThCh$	ThCh$	ThCh$
Chile	57,817,148	38,397,021	—	96,214,169
Europe	164,686,568	—	—	164,686,568
U.S.A	80,158,724	—	—	80,158,724
South America	46,091,062	1,074,810	—	47,165,872
Asia	35,634,757	—	—	35,634,757
Canada	16,350,061	—	—	16,350,061
Central America	29,090,440	—	—	29,090,440
Other	1,253,446	—	391,839	1,645,285
Africa	4,676,409	—	—	4,676,409
Total consolidated revenue	435,758,615	39,471,831	391,839	475,622,286

	Wine	Other	Not assigned	Total
c) Consolidated non-current assets by geographical areas	ThCh$	ThCh$	ThCh$	ThCh$
Chile	309,810,584	80,105	—	309,890,689
Argentina	22,432,862	—	—	22,432,862
England	113,891	—	—	113,891
Sweden	5,577	—	—	5,577
Norway	3,314	—	—	3,314
Brazil	1,108,480	—	—	1,108,480
Asia	1,108,480	—	—	1,108,480
U.S.A	80,944,347	—	—	80,944,347
Mexico	209,101	—	—	209,101
Canada	700	—	—	700
Africa	18,199	—	—	18,199
Total consolidated non-current assets	415,755,535	80,105	—	415,835,640

	Wine	Other	Not assigned	Total
d) Segment interest, taxes and additions to non-current assets	ThCh$	ThCh$	ThCh$	ThCh$
Interest and other finance income	592,665	—	—	592,665
Interesnt expense and other finance costs	—	—	8,792,445	8,792,445
Income taxes	—	—	10,465,482	10,465,482
Additions to non-current assets	28,548,920	10,977	—	28,559,897
Total	29,141,585	10,977	19,257,927	48,410,489

Viña Concha y Toro S.A. and Subsidiaries

	Wine	Other	Not assigned	Total
Segment equity accounted investees information	ThCh$	ThCh$	ThCh$	ThCh$
Investments in associates	14,028,798	1,448,772	—	15,477,570
Share net profits of associates	2,668,005	29,182	—	2,697,187

	Wine	Other	Not assigned	Total
e) Additions to consolidated non-current assets by geographical location	ThCh$	ThCh$	ThCh$	ThCh$
Chile	24,231,670	10,977	—	24,242,647
Argentina	1,689,817	—	—	1,689,817
England	17,660	—	—	17,660
Brazil	41,058	—	—	41,058
Asia	15,957	—	—	15,957
U.S.A	2,544,318	—	—	2,544,318
Total	28,540,480	10,977	—	28,551,457

	Wine	Other	Not assigned	Total
Cash flows by segments as of December 31, 2012	ThCh$	ThCh$	ThCh$	ThCh$
Cash flows from (used in) operating activities	9,222,464	31,135,767	(21,554,722)	18,803,509
Cash flows used in investing activities	(27,918,565)	(10,977)	(624,147)	(28,553,689)
Cash flows provided by financing activities	—	—	48,648,402	48,648,402
Total	(18,696,101)	31,124,790	26,469,533	38,898,222

No customer accounted for 10% or more of the Company’s total consolidated revenue during 2014, 2013 and 2012. The most significant customers regarding total sales represented, 15.7%, 15.2% and 12.8% as of December 2014, 2013 and 2012, respectively.

Viña Concha y Toro S.A. and Subsidiaries

NOTE 29. REVENUE

Classes of Revenue as of December 31, 2014, 2013 and 2012.

	From January 1	From January 1	From January 1
Classes of revenues	to December 31, 2014	to December 31, 2013	to December 31, 2012
	ThCh$	ThCh$	ThCh$
Sales of goods	581,803,718	473,559,131	446,430,503
Services rendered	1,509,346	2,063,154	1,819,278
Total	583,313,064	475,622,285	448,249,781

NOTE 30. COSTS AND EXPENSES BY NATURE

Costs and expenses by nature as of December 31, 2014.

				Other expenses
	Cost of sales	Distribution costs	Administrative	by function
Nature of operating costs and expenses	ThCh$	ThCh$	expenses ThCh$	ThCh$	Total ThCh$
Direct costs	343,793,975	—	—	—	343,793,975
Depreciation and amortization	4,953,357	1,273,241	931,358	—	7,157,956
Personnel expenses	11,631,571	31,340,640	15,100,917	—	58,073,128
Other	2,221,975	101,898,874	6,285,029	1,980,063	112,385,941
Total	362,600,878	134,512,755	22,317,304	1,980,063	521,411,000

Direct costs consist of wine, dry supplies (bottles, corks, and labels, among others) and the cost of woods (barrels). Depreciation and amortization indicated above correspond only to that included in item Selling and Administrative Expenses. Total depreciation amounted to ThCh$19,371,684 (see note 28), the corresponding difference of ThCh$12,213,728 is included in the direct cost.

The costs distribution and expenses by nature as of December 31, 2013 is detailed as follows:

				Other expenses
	Cost of sales	Distribution costs	Administrative	by function	Total ThCh$
Nature of operating costs and expenses	ThCh$	ThCh$	expenses ThCh$	ThCh$
Direct costs	297,942,332	—	—	—	297,942,332
Depreciation and amortization	1,471,007	1,646,458	894,130	—	4,011,595
Personnel expenses	7,885,117	27,391,375	11,369,495	—	46,645,987
Other	4,088,795	79,366,024	6,942,915	1,293,437	91,691,171
Total	311,387,251	108,403,857	19,206,540	1,293,437	440,291,085

Direct costs consist of wine, dry supplies (bottles, corks, and labels, among others) and the cost of woods (barrels). Depreciation and amortization indicated above correspond only to that included in item Selling and Administrative Expenses. Total depreciation amounted to ThCh$17,779,248 (see note 28), the corresponding difference of ThCh$11,382,242 is included in the direct cost.

Viña Concha y Toro S.A. and Subsidiaries

The costs distribution and expenses by nature as of December 31, 2012 is detailed as follows:

	Cost of sales	Distribution costs	Administrative	Other expenses
Nature of operating costs and expenses	ThCh$	ThCh$	expenses ThCh$	by function	Total ThCh$
				ThCh$
Direct costs	291,515,725	—	—	—	291,515,725
Depreciation and amortization	1,441,893	726,985	946,960	—	3,115,838
Personnel expenses	6,621,237	22,934,062	10,843,003	—	40,398,302
Other	3,384,373	67,594,684	6,249,211	1,124,236	78,352,504
Total	302,963,228	91,255,731	18,039,175	1,124,236	413,382,369

Direct costs consist of wine, dry supplies (bottles, corks, and labels, among others) and the cost of woods (barrels). Depreciation and amortization indicated above correspond only to that included in item Selling and Administrative Expenses. Total depreciation amounted to ThCh$16,777,008 (see note 28), the corresponding difference of ThCh$13,661,170 is included in the direct cost.

Viña Concha y Toro S.A. and Subsidiaries

NOTE 31. FINANCIAL RESULTS

Financial results are disclosed as follows:

	From January 1	From January 1	From January 1
Financial result	to December 31,	to December 31,	to December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Finance costs	(10,342,307)	(9,709,871)	(8,792,445)
Finance income	736,622	1,090,228	1,108,530
results from inflation-adjusted units	(2,933,059)	(1,348,350)	(973,542)
Foreign currency translation difference	2,231,871	14,224,960	10,564,798
Total	(10,306,873)	4,256,967	1,907,341

	From January 1	From January 1	From January 1
Finance costs	to December 31,	to December 31,	to December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Expenses in bank borrowings	(4,687,445)	(6,090,792)	(4,561,046)
Expenses for bonds payable and promissory notes	(232,545)	(2,685,717)	(1,685,694)
Other finance expenses	(5,422,317)	(933,362)	(2,545,705)
Total	(10,342,307)	(9,709,871)	(8,792,445)

	From January 1	From January 1	From January 1
Finance income	to December 31,	to December 31,	to December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Investments income	420,662	886,552	1,029,164
Other finance income	315,960	203,676	79,366
Total	736,622	1,090,228	1,108,530

	From January 1	From January 1	From January 1
Results from inflation-adjusted units	to December 31,	to December 31,	to December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Bonds payable and promissory notes	(4,301,516)	(1,411,890)	(953,885)
Bank borrowings	(127,714)	(700)	(138,060)
Others	1,496,171	64,240	118,403
Total	(2,933,059)	(1,348,350)	(973,542)
F-120

Viña Concha y Toro S.A. and Subsidiaries

	From January 1	From January 1	From January 1
Foreign currency translation differences	to December 31,	to December 31,	to December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Exchange difference in trade receivables	5,105,716	3,540,171	(3,150,829)
Exchange difference in related parties	5,150,698	5,585,643	(1,577,145)
Exchange difference in advertising contributions	(1,298,198)	(854,699)	97,568
Exchange difference in derivatives	(5,781,567)	8,478,763	10,426,202
Exchange difference in bank borrowings	(40,143)	(2,974,804)	3,838,852
Other	(904,635)	449,886	930,150
Total	2,231,871	14,224,960	10,564,798

NOTE 32. ENVIRONMENT

32.1	Information to be disclosed on disbursements related to the environment

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

As of December 31, 2014, the net balance of assets destined to improve the environment amounted to ThCh$2,800,257, which is represented in items as Constructions and works of infrastructure and Machinery and equipment. As of December 31, 2013, this balance amounted to ThCh$2,239,186, which was represented in items as Constructions and works of infrastructure and Machinery and equipment.

Viña Concha y Toro S.A. and Subsidiaries

32.3	Disbursements of the period related to the environment performed as of December 31, 2014

Parent or subsidiary	Name of project	Concept for the expenditure	Identification of whether the cost is part of an asset cost or is reflected as an expense	Description of asset or expense item	Amount of expenditure ThCh$	Certain or estimated date of expenditure in the future
Viña Concha y Toro	Water treatment	Maintenance of supplies and water treatment	Reflected as an expense	Expenses in oenological warehouses and water treatments	949,897	There is no estimate
Total expenditure for the period related to the environment					949,897
F-122

Viña Concha y Toro S.A. and Subsidiaries

NOTE 33. COLLATERALS COMMITTED WITH THIRD PARTIES

33.1	Direct Collateral

As of December 31, 2014 and 2013 the Company has no direct collateral.

33.2	Indirect Collateral

	Debtor			Assets		Balances pending payment			Release of guarantees
Creditor	Name	Relationship	Type of guarantee	Type	Carrying amount	As of December 31, 2014 ThCh$	As of December 31, 2013 ThCh$	December 31, 2014	Act.	December 31, 2015	Act.	December 31, 2016	Act.
Banco BBVA Frances	Trivento Bod. y Viñ.	Subsidiary	Collateral			667,425	—	667,425	—	—	—	—	—
Banco BBVA Frances	Trivento Bod. y Viñ.	Subsidiary	Collateral			394,388	340,997	394,388	—	—	—	—	—
Banco Santander Santiago	Trivento Bod. y Viñ.	Subsidiary	Collateral			—	2,098,440	—	—	—	—	—	—
Banco Chile	Trivento Bod. y Viñ.	Subsidiary	Collateral			—	1,799,412	—	—	—	—	—	—
Banco Macro Argentina	Trivento Bod. y Viñ.	Subsidiary	Collateral			637,088	550,841	637,088	—	—	—	—	—
Banco Nacional de Mexico (Banamex)	Trivento Bod. y Viñ.	Subsidiary	Collateral			2,730,375	2,360,745	2,730,375	—	—	—	—	—
Banco Credicoop	Trivento Bod. y Viñ.	Subsidiary	Collateral			940,463	—	940,463	—	—	—	—	—
Banco Credicoop	Trivento Bod. y Viñ.	Subsidiary	Collateral			606,750	—	606,750	—	—	—	—	—
Banco Nación	Trivento Bod. y Viñ.	Subsidiary	Collateral			1,298,445	—	1,298,445	—	—	—	—	—
F-123

Viña Concha y Toro S.A. and Subsidiaries

NOTE 34. CONTINGENCIES, RESTRICTIONS AND LAWSUITS

1)	Wines Contract: The Company has entered into long term agreements for grapes and wine acquisitions, with different maturities. The last of these contracts has its maturity in 2029. The estimated amount of these contracts is approximately of ThCh$10,904,850.

2) Restrictions and Limits for issuance of Public Offer Bonuses.

The restrictions or limits to which the Company is subject have its origin in the covenants associated to the issuance of public offer F, J and K Series bonuses which detail is as follows:

I.	F Series bonuses, issued with charge to the line of bonds registered under number 574 in the Security Registry on March 23, 2009 and placed on 2012.

The restrictions or limits to which the Company is subject are as follows:

a)	To maintain an Indebtedness Ratio not higher than 1.4 times;
b)	To maintain, an equity not lower than UF5,000,000;
c)	To maintain a Financial Expenses Hedging Ratio in a minimum of 2.5 times. The Financial Expenses Hedging Ratio must be calculated on the twelve-month period prior to Consolidated Financial Statements’ date;
d)	To send to the Representative of Bonuses Holder, together with the quarterly and annual copies of the Consolidated Financial Statements, a letter signed by its legal representative, which leaves a record of the compliance of financial indicators set out in b) and c) above;
e)	To send to the Representative of Bonuses Holder, in the same term in which these are delivered to the Chilean Superintendence of Securities, a copy of the quarterly and annual Consolidated Financial Statements, the consolidated financial statements of its subsidiaries subject to standards applicable to public traded companies; and all public information the Issuer provides to the Chilean Superintendence of Securities. Further, the Company should send a copy of risk rating reports, within the term of five working days after receiving them from its Private Raters;
f)	To record on the accounting books the provisions arising from adverse contingencies that, to the Issuer administration, should be recognized in the Consolidated Financial Statements of the Company or its subsidiaries. The Issuer will look after that its subsidiary companies are adjusted to the established herein;
g)	The Issuer is obligated to look after that operations with its subsidiaries or other related persons are performed in equity conditions, similar to conditions prevailing in the market. The term ‘related persons’ will comprise all those indicated in article 100 of Law No.18.045;
F-124

Viña Concha y Toro S.A. and Subsidiaries

h)	The Issuer should establish and maintain the appropriate accounting systems based on the International Financial Reporting Standards (IFRS) and the instructions of the Chilean Superintendence of Securities. The Issuer will look after that its domestic subsidiary companies are adjusted to the established herein. However, with respect to foreign subsidiaries, these should be adjusted to accounting standards generally accepted in their respective countries, and, for consolidation purposes, the corresponding changes should be applied in order to adjust themselves to the international financial reporting standards (IFRS) and the instructions of the Chilean Superintendence of Securities. In addition, the Issuer should contract and maintain a firm of nationally or internationally renowned independent external auditors for the examination and analysis of its consolidated financial statements, on which such firm should issue an opinion on December 31, every year;
i)	The Issuer should comply with the law, regulations and legal provisions applicable, including, without restrictions, the payment in a timely manner of all taxes, tributes, rates, rights and charges affecting the Issuer itself or its movable or immovable property, except those challenged in good faith an according to the relevant legal and/or administrative proceedings and, providing, in this case, the appropriate reserves are held in order to hedge such contingency, in accordance with the International Financial Reporting Standards (IFRS), and the instructions of the Chilean Superintendence of Securities.
j)	To maintain during the life of the current Bonuses issuance, assets free of restricted encumbrances for an amount equivalent to at least 1.5 times the total amount of bonuses placed in force performed with charge to the line agreed in the Contract. The Issuer should send to the Representative of Bonuses Holder, as required, all information that allows verification of the indicator referred herein; and

k)	To maintain insurances which reasonably protect its assets, as per the usual industry practices for the Issuer’s industry. The Issuer will look after that its subsidiary companies are adjusted to the established herein.

Acceleration Causal

a)	If the Issuer falls into default or simple delay in the payment of any interest share or capital amortization of Bonuses;

b)	If the Issuer does not comply with any obligation to provide information to the Representative of Bonuses Holder, and does not repair this fault within the 30 working days following the date it was required in writing by the Representative of Bonuses Holder. The Issuer should provide the Representative of Bonuses Holder with the following information: (i) A copy of the quarterly and annual Consolidated Financial Statements and the consolidated financial statements of its subsidiaries subject to the standards applicable to public traded companies; (ii) Other public information the Issuer provides to the Chilean Superintendence of Securities; (iii) A copy of risk rating reports; (iv) Report the compliance of obligations under the issuance contract, information that should be delivered within the same term that the consolidated financial statements to the Superintendence of Securities and Insurance; and (vi) Notice of all circumstances involving noncompliance or transgression of conditions or obligations under the issuance contract, as soon as the transgression occurs or comes to knowledge;
F-125

Viña Concha y Toro S.A. and Subsidiaries

c)	Permanence of noncompliance or transgression of any other commitment or obligation agreed for the Issuer under the issuance contract or its complementary deeds, for a term of 60 days or longer after the Representative of Bonuses Holder had sent to the Issuer, through certified mail, a notice describing the noncompliance or transgression and requesting to repair it. For the aforementioned cases, except for the noncompliance or transgression regarding the Debt Ratio and the Financial Expenses Hedging Ratio, the term will be 90 days after the Representative of Bonuses Holder had sent to the Issuer, through certified mail, the aforementioned notice. The Representative of Bonuses Holder should send to the Issuer the aforementioned notice within working day following the date of verification of the Issuer noncompliance or transgression and, in all cases, within the term established by the Chilean Superintendence of Securities by a general standard as provided in the Securities Market Law, Article 109, b), if this last term was a lower period;

d)	If the Issuer or significant subsidiary does not repair this fault within the 30 consecutive days following to the default date or the date of simple payment delay for a total accrued amount higher than or equivalent in pesos to UF150, 000, and as of the payment date, this obligation is not expressly postponed. In such amount will not be considered (i) the obligations subject to pending judgment or litigation for obligations not recognized by the Issued in its accounting; or, (ii) obligations corresponding to building or assets acquisition prices which payment would be objected by the Issuer due to defects or noncompliance of the contractual obligations by constructor or seller. For these purposes, foreign exchange or par rate at the calculation date will be used as the conversion basis.

e)	If any other creditor of the Issuer of any of its significant subsidiaries, legitimately charged the Issuer of any of its significant subsidiaries the entire amount of a credit for a loan subject to a term, under its right to anticipate the maturity of such credit due to noncompliance of the Issuer of any of its significant subsidiaries, contained in the contract. However, cases when the credit amounts charged in advance according to the established herein, which do not cumulatively exceed UF150, 000 are excluded. For these purposes, foreign exchange or par rate at the calculation date will be used as the conversion basis.

f)	If the Issuer or any significant subsidiary is declared in bankruptcy or noted insolvency, or proposes a preventive judicial agreement with its creditors or makes a written statement recognizing its inability to pay its obligations before their respective maturities, without repairing any of the aforementioned events within the term of 60 days from such bankruptcy statement, insolvency situation or preventive judicial agreement. In case the Issuer bankruptcy is declared, the Bonds will be payable in advance as provided by Law;

g)	If any statement made by the Issuer in the instruments granted or subscribed with respect of the compliance of reporting requirements under the issuance contract or its complementary deeds, or any statement provided at the issuance or recording of Bonds issued with charged to this Line was or resulted to be deceitfully false or incomplete in some essential aspect;

h)	If the duration term of the Issuer Company is modified to a date earlier than effective term of Bonds issued with charge to the respective line; or if the Issuer Company undergoes an early dissolution; or if there is a decrease in the capital effectively subscribed and paid in terms which do not comply with the ratio established for the financial indicator of Debt Ratio, Equity and Financial Expenses Hedging Ratio;

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
F-126

Viña Concha y Toro S.A. and Subsidiaries

j)	If in the future the Issuer or any of its subsidiaries grant actual collaterals to new bonuses issuances or to any financial credit, cash credit operation or other credits, except those in the following cases: one) collaterals existent at the issuance contract date; two) collaterals created to finance, refinance or amortize the purchase price or costs including construction costs, assets acquired after the issuance contract; three) collaterals granted by the Issuer in favor of its subsidiaries or vice versa; four) collaterals granted by a company which subsequently merged with the Issuer; five) collaterals over assets acquired by the Issuer after the issuance contract, which are constituted before its purchase; and, six) extension or renewal of any collaterals herein mentioned in one) to five), inclusive. However, the Issuer or any of its subsidiaries may always grant actual collaterals to new bonuses issuances or to any financial credit, cash credit operation or other current credits, if in advance and simultaneously, they constitute collaterals at least proportionally equivalents in favor of Bonuses Holders. In this case, the collateral proportionalities will be assessed, every opportunity, by the Representative of Bonuses Holder, who, if considered sufficient, will grant collaterals’ constituent instruments in favor of the Bonuses Holders.

As of December 31, 2014 the Company complies with the aforementioned covenants.

2)	J and K Series bonuses, issued with charge to the line of bonds registered under number 575 in the Security Registry on March 23, 2009 and placed on 2014.

The restrictions or limits to which the Company is subject are as follows:

a)	To maintain an Indebtedness Ratio not higher than 1.4 times;

b)	To maintain an Equity not lower than UF5,000,000;

c)	To maintain a Financial Expenses Hedging Ratio not lower than 2.5 times, which must be calculated on the twelve-month period prior to the reporting date of the Consolidated Financial Statements;

d)	To send to the Representative of Bonuses Holder, together with the quarterly and annual copies of the Consolidated Financial Statements, a letter signed by its legal representative, which leaves a record of the compliance of financial indicators set out in a) b) and c) above;

e)	To send to the Representative of Bonuses Holder, in the same term in which these are delivered to the Chilean Superintendence of Securities, a copy of the quarterly and annual Consolidated Financial Statements, the consolidated financial statements of its subsidiaries subject to standards applicable to public traded companies; and all public information the Issuer provides to the Chilean Superintendence of Securities. Further, the Company should send a copy of risk rating reports, within the term of five working days after receiving them from its Private Raters;

f)	To record on the accounting books the provisions arising from adverse contingencies that, to the Issuer administration, should be recognized in the Consolidated Financial Statements of the Company or its subsidiaries. The Issuer will ensure that its subsidiary companies are adjusted to the established herein;

g)	The Issuer is obligated to look after that operations with its subsidiaries or other related persons are performed in equity conditions, similar to conditions prevailing in the market. The term ‘related persons’ will comprise all those indicated in article 100 of Law No.18.045;
F-127

Viña Concha y Toro S.A. and Subsidiaries

h)	The Issuer should establish and maintain the appropriate accounting systems based on the International Financial Reporting Standards (IFRS) and the instructions of the Chilean Superintendence of Securities. The Issuer will look after that its domestic subsidiary companies are adjusted to the established herein. However, with respect to foreign subsidiaries, these should be adjusted to accounting standards generally accepted in their respective countries, and, for consolidation purposes, the corresponding changes should be applied in order to adjust themselves to the international financial reporting standards (IFRS) and the instructions of the Chilean Superintendence of Securities. In addition, the Issuer should contract and maintain a firm of nationally or internationally renowned independent external auditors for the examination and analysis of its consolidated financial statements, on which such firm should issue an opinion on December 31, every year;

i)	The Issuer should comply with the law, regulations and legal provisions applicable, including, without restrictions, the payment in a timely manner of all taxes, tributes, rates, rights and charges affecting the Issuer itself or its movable or immovable property, except those challenged in good faith an according to the relevant legal and/or administrative proceedings and, providing, in this case, the appropriate reserves are held in order to hedge such contingency, in accordance with the International Financial Reporting Standards (IFRS), and the instructions of the Chilean Superintendence of Securities.

j)	To maintain during the life of the current Bonuses issuance, assets free of restricted encumbrances for an amount equivalent to at least 1.5 times the total amount of bonuses placed in force performed with charge to the line agreed in the Contract. The Issuer should send to the Representative of Bonuses Holder, as required, all information that allows verification of the indicator referred herein; and

k)	To maintain insurances which reasonably protect its assets, as per the usual industry practices for the Issuer’s industry, the Company will ensure that its subsidiary companies are adjusted to the established herein.

Acceleration Causal

a)	If the Issuer falls into default or simple delay in the payment of any interest share or capital amortization of Bonuses;

b)	If the Issuer does not comply with any obligation to provide information to the Representative of Bonuses Holder, and does not repair this fault within the 30 working days following the date it was required in writing by the Representative of Bonuses Holder. The Issuer should provide the Representative of Bonuses Holder with the following information: (i) A copy of the quarterly and annual Consolidated Financial Statements and the consolidated financial statements of its subsidiaries subject to the standards applicable to public traded companies; (ii) Other public information the Issuer provides to the Chilean Superintendence of Securities; (iii) A copy of risk rating reports; (iv) Report the compliance of obligations under the issuance contract, information that should be delivered within the same term that the consolidated financial statements to the Superintendence of Securities and Insurance; and (vi) Notice of all circumstances involving noncompliance or transgression of conditions or obligations under the issuance contract, as soon as the transgression occurs or comes to knowledge;

c)	Permanence of noncompliance or transgression of any other commitment or obligation agreed for the Issuer under the issuance contract or its complementary deeds, for a term of 60 days or longer after the Representative of Bonuses Holder had sent to the Issuer, through certified mail, a notice describing the noncompliance or transgression and requesting to repair it. For the aforementioned cases, except for the noncompliance or transgression regarding the Debt Ratio and the Financial Expenses Hedging Ratio, the term will be 90 days after the Representative of Bonuses Holder had sent to the Issuer, through certified mail, the aforementioned notice. The Representative of Bonuses Holder should send to the Issuer the aforementioned notice within working day following the date of verification of the Issuer noncompliance or transgression and, in all cases, within the term established by the Chilean Superintendence of Securities by a general standard as provided in the Securities Market Law, Article 109, b), if this last term was a lower period;
F-128

Viña Concha y Toro S.A. and Subsidiaries

d)	If the Issuer or significant subsidiary does not repair this fault within the 30 consecutive days following to the default date or the date of simple payment delay for a total accrued amount higher than or equivalent in pesos to UF150, 000, and as of the payment date, this obligation is not expressly postponed. In such amount will not be considered (i) the obligations subject to pending judgment or litigation for obligations not recognized by the Issued in its accounting; or, (ii) obligations corresponding to building or assets acquisition prices which payment would be objected by the Issuer due to defects or noncompliance of the contractual obligations by constructor or seller. For these purposes, the conversion base of foreign exchange or par rate at the calculation date will be used as the conversion basis.

e)	If any other creditor of the Issuer of any of its significant subsidiaries, legitimately charged the Issuer of any of its significant subsidiaries the entire amount of a credit for a loan subject to a term, under its right to anticipate the maturity of such credit due to noncompliance of the Issuer of any of its significant subsidiaries, contained in the contract. However, cases when the credit amounts charged in advance according to the established herein, which do not cumulatively exceed UF150, 000 are excluded. For these purposes, foreign exchange or par rate at the calculation date will be used as the conversion basis.

f)	If the Issuer or any significant subsidiary is declared in bankruptcy or noted insolvency, or proposes a preventive judicial agreement with its creditors or makes a written statement recognizing its inability to pay its obligations before their respective maturities, without repairing any of the aforementioned events within the term of 60 days from such bankruptcy statement, insolvency situation or preventive judicial agreement. In case the Issuer bankruptcy is declared, the Bonds will be payable in advance as provided by Law;

g)	If any statement made by the Issuer in the instruments granted or subscribed with respect of the compliance of reporting requirements under the issuance contract or its complementary deeds, or any statement provided at the issuance or recording of Bonds issued with charged to this Line was or resulted to be deceitfully false or incomplete in some essential aspect;

h)	If the duration term of the Issuer Company is modified to a date earlier than effective term of Bonds issued with charge to the respective line; or if the Issuer Company undergoes an early dissolution; or if there is a decrease in the capital effectively subscribed and paid in terms which do not comply with the ratio established for the financial indicator of Debt Ratio, Equity and Financial Expenses Hedging Ratio;

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

As of December 31, 2014 the Company is in compliance with the aforementioned covenants.

Viña Concha y Toro S.A. and Subsidiaries

3)	Restrictions and limitations for loans granted by Cooperative Centrale Raiffeissen- Boerenleenbank B.A. “Rabobank Nederland” Branch New York to VCT U.S.A.

The restrictions or limitations to which the Company and/or its subsidiary VCT USA is subject are originated in the covenants associated to the loan granted to VCT USA which has a collateral of its Parent and are summarized as follows:

a)	Send to the bank, together with its publication or not after 120 days after each quarterly close, a copy of the consolidated financial statements as well as to notify the bank on a timely manner on any adverse material effect, possible noncompliance of its financial obligations, noncompliance of obligations in ERISA (Employee Retirement Income Security Act of 1974), material changes on its accounting policies.

b)	The debtor, VCT USA and its subsidiaries, should maintain its assets and equipment as held historically, and is also obligated to hire and maintain insurances which reasonably cover its operating assets in accordance to usual practices of the industry in which operates.

c)	VCT USA is obligated not to perform operations with its affiliates which were not in the same conditions that would be when performing these with a third party, unless these relate to transactions with affiliates which were totally of its property or between associates that were totally of its property.

Acceleration Causal

a)	If VCT USA incurred in default or delay of more than 3 working days in the payment of any principal or interest installments with respect to the loan.

b)	If any statement or collateral contained in the instruments granted or subscribed with respect the obligation either by VCT USA or Viña Concha y Toro, were or resulted to be deceitfully incomplete or false.

c)	If VCT USA breach any obligation acquired in virtue of the aforementioned loan agreement.

d)	If VCT USA or Viña Concha y Toro S.A. incur in default or simple delay in the payment of any sum owed to banks or any other creditor from one or more overdue obligation or required in advance that, exceed the amount of US$7,000,000.

e)	If VCT USA or Viña Concha y Toro S.A. incur in suspension of payments or recognize through a written notice its incapacity to pay its debts or abandon its goods in benefit of its creditors or request its own bankruptcy.

f)	If Viña Concha y Toro S.A. ceases to comply with the following financial indicators:

To maintain a Consolidated Debt Ratio of not higher than 1.4 times;

At all times maintain a minimum consolidated Equity not lower than UF5, 000,000;

To always maintain a Financial Expenses Hedging Ratio in a minimum of 2.5 times.

g)	If VCT USA and Viña Concha y Toro S.A. refused to pay any amount in excess of seven million dollars required by ERISA breaches or final judgment of a trial.
F-130

Viña Concha y Toro S.A. and Subsidiaries

h)	If any governmental authority expropriates all or a substantial part of the assets owned by VCT USA or Viña Concha y Toro S.A.
i)	If Concha y Toro S.A. is prevented by law to remit U.S. dollars abroad or hold dollars abroad for the purpose of paying its obligations.

As of December 31, 2014 the Company is in compliance with the aforementioned covenants.

4)	Restrictions and Limits for loan in pesos granted by Banco Estado to Viña Concha y Toro S.A.:

The restrictions or limitations to which Viña Concha y Toro S.A. is subject are originated in the covenants associated with this loan to the Vineyard, which are summarized as follows:

a)	Maintain all assets, properties, trademarks, permits, rights, franchises, grants or patents that are necessary for the normal conduct of its business, including its own and subsidiaries’ production assets.
b)	Maintain in its consolidated financial statements the following financial indicators:
i)	A Debt Ratio of not higher than 1.4 times. By “Debt Ratio” shall mean the ratio of Total Liabilities and Equity.
ii)	A minimum Equity of UF5, 000,000.
iii)	Financial Expenses Hedging Ratio not lower than 2.5 times. This indicator should be calculated on the twelve months preceding the date of issuance of the Consolidated Financial Statements.
In turn, the two contracts provide acceleration causal:
i)	If the vineyard does not pay in full any outstanding obligation to the Bank, including especially the Financing.
ii)	If the vineyard does not fully satisfy any obligation to make the second clause set forth in this instrument. Exceptionally, in the case of the obligations contained in paragraphs 3 and 4 of this clause, the Bank may only accelerate their claims if 30 days have elapsed since the notice of the failure of the Bank without becoming resolved.
iii)	If the vineyard falls into default, is declared bankrupt or makes statements of judicial or extrajudicial agreement.

As of December 31, 2014 the Company is in compliance with the aforementioned covenants.

Viña Concha y Toro S.A. and Subsidiaries

6)	Restrictions and Limits for loan in dollars granted by Rabobank Curacao NV to Vina Concha y Toro S.A.

Restrictions or limitations to which Viña Concha y Toro S.A. is subject originate in the covenants associated with this loan, summarized as follows:

a)	Maintain all property, assets, rights, properties, licenses, trademarks, rights of industrial and intellectual property licenses, franchises, concessions or patents that are necessary for the normal functioning of its operations, in force, and in accordance with applicable law.
b)	Maintain all assets listed above in proper operating condition at all times, without prejudice of the normal wastage derived from its use and time elapsed.
c)	Maintain at all times insurances covering all assets referred to above, at least in the amounts and against the risks that apply in accordance with standard practices of companies that conduct similar activities and having the same type of properties.
d)	Maintain in its consolidated financial statements the following financial ratios:
i.	Ratio of Total Liabilities to Equity shall be equal or less to 1.4 times.
ii.	EBITDA Ratio on Financial Costs equal to or greater than two point five times.
iii.	Maintain a minimum equity equal to or exceeding UF 5,000,000.

In turn, the contract provides for acceleration grounds:

a)	If the Vineyard enteres into default or simple delay in the payment of all or part of the principal, interest or any other sum associated with the Loan or the Promissory Note on the date fixed for the payment or capital amortization, for payment of interest or for the payment of any other amounts related to the loan.
b)	If the Vineyard breach any of the obligations, covenants, conditions or agreements contained in this instrument, different from those indicated in point i. above and such failure is not remedied within fifteen Banking Days, from the date of the respective violation.
c)	If resulted maliciously false or incomplete in some important respect, any representation or warranty made or deemed made by the Vineyard under the Credit Documents or that is contained in any certificate, document or financial statement or other state that the Vineyard deliver on any date in respect of the Credit Documents or any Credit Document, or the date on which it is made or deemed made.
d)	If the vineyard does not meet any payment of principal or interest on any Indebtedness (other than the Notes or the Loan) totaling an amount exceeding the equivalent in pesos, twenty million dollars.
e)	If the Vineyard incurs in payments default, provide a written recognition stating its inability to pay its debts or makes a general assignment or abandonment of assets for the benefit of its creditors or declares legal bankruptcy or insolvency of the Vineyard;
f)	If any proceedings are begun by or against the Vineyard tending to its dissolution, liquidation or reorganization or reorganization of its assets, under any bankruptcy law, insolvency, reorganization and such a procedure is not rescinded within ninety calendar days from the start of this procedure; or if a legal court appoints a liquidator, auditor or other similar officer in respect of Vineyard or a substantial part of its assets.
g)	If issued against the Vineyard and enforceable judgment, or writ of execution is decreed in enforcement proceedings, for the payment of money exceeding the equivalent in pesos of twenty million dollars, and these remain unresolved for a period of sixty calendar days from the said judgment and a final writ of execution is decreed in the enforcement proceedings.

As of December 31, 2014 the Company is in compliance with the aforementioned covenants.

Viña Concha y Toro S.A. and Subsidiaries

7)	Due to its line of business, Viña Concha y Toro S.A. regularly participates, as a plaintiff or defendant in legal proceedings aimed to demand the payment of amounts third parties may owe to them or the defense against claims made by third parties because of its labor, civil and commercial links with the Vineyard. The prospects of success in these procedures vary from case to case. The Company does not believe that any of these matters could have a material impact to these financial statements.
8)	In Argentina, the Federal Administration of Public Revenue (“AFIP”) through Resolution No. 364/08 dated December 16, 2008 challenged the affidavit of income tax for fiscal year 2002, and determined automatically on the amount owed to his understanding the subsidiary Bodegas y Viñedos Trivento S.A. (Trivento) on account of income tax for that period, which amounted to the sum of $1,948,918.4 Argentinean Pesos, (equivalent to Ch$ 138,314,,741.7 as of December 31, 2014) plus interest of $6,450,270 Argentinean pesos (equivalent to Ch$457,775,662 as of December 31, 2014). In turn, the AFIP determined a fine of $974,459.22 Argentinean pesos (equivalent to Ch$69,157,371 as of December 31, 2014) The fine does not accrue interest.

The tax agency based its decision on the premise that such a sum did not resulted as a loss for computing exchange differences arising from lending operations of Trivento with Viña Concha y Toro S.A. and VCT International S.A., arguing that remittances resulting from these operations were deemed as capital contributions nature and not loans, even though so were approved by the respective Boards and by the Central Banks of both countries, being also such sums thus reflected in the accounts of all companies involved.

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

Upon expiration of the evidence the Court may order the parties to submit arguments, leaving the cause, after that, in a verdict status. To date, is pending in the court’s decision about allowing the allegation of the parties on the evidence produced.

Because of the amount claimed by the AFIP, by judgment dated September 17, 2009 provided for the precautionary freezing on properties and vehicles of Trivento, which the AFIP, as required by Trivento, agreed to unite on a single property (Farm and Warehouse of Tres Porteñas-San Martín). To this date, the precautionary freezing is united on this property, having released the embargo on the remaining properties and vehicles.

In office procedure for determining debt initiated by the AFIP, in relation to fiscal years 2003 and 2004, and after due filing of rebuttals in administrative offices, Trivento was notified of the AFIP Resolution No. 322/10 dated 9 December 2010, by which the Treasury officially determined a debt of $6,754,563.88 Argentinean Pesos (equivalent to Ch$479,371,399 as of December 31, 2014) plus interest of $19,145,470 Argentinean pesos (equivalent to Ch$1,358,754,006 as of December 31, 2014) and a fine of $ 4,728,194.72 Argentinean pesos (considering that fine does not accrue any interest), equivalent to Ch$335,559,979 as of December 31, 2014.

Viña Concha y Toro S.A. and Subsidiaries

The tax agency based its decision on the premise that it was not appropriate to attribute to the affidavits on profits for the years 2003 and 2004, those losses from previous periods, which in the opinion of the AFIP were completely absorbed in the affidavit of the year 2002.

On February 1, 2011, resolution of the AFIP was appealed to the National Tax Tribunal. In that resource, were reiterated and expanded each of the arguments of the defense, put forward in timely releases presented in administrative proceedings, which have proper evidentiary support, and it was required to build with the record which processes the impugnment of affidavit for income tax for the fiscal year 2002. The appeal was notified to the AFIP in April 2011. On April 27, 2012, Trivento was notified on the court decision to build with both records the records that processes in Room D and on April 25, 2013, Trivento was notified on the court decision to produce the accounting expertise offered by the company. AFIP opposed to this offering. The expert appointed by Trivento, Estudio Contable Balter & Asoc., appointed as technical consultants, and the expert appointed by the AFIP, presented the expert report on August 30, 2013, only remaining pending the Court’s decision with respect to allowing the allegation of the parties on the evidence produced.

Finally, in office procedure for determining debt initiated by the AFIP, in relation to fiscal years 2005 and 2006, and after due filing of rebuttals in administrative offices, Trivento was notified of the AFIP Resolution No. 363/12 dated 12 December 2012, by which the Treasury officially determined a debt of $1,138,953 Argentinean Pesos (equivalent to Ch$80,831,494.41 as of December 31, 2014), plus interest of $2,657,557 Argentinean pesos (equivalent to Ch$188,606,820 as of December 31, 2014) and a fine amounting to $797,267 Argentinean pesos (equivalent to Ch$56,582,039 as of December 31, 2014 (fine which does not accrue any interest).

The tax agency based its decision on the premise that it was not appropriate to attribute to the affidavits of income tax for the years 2005 and 2006, losses from previous periods, which in the opinion of the AFIP were completely absorbed in the affidavit of the year2002. In addition, the amount declared by Trivento accounted on Minimum Notional Income for 2006 was not found in the computer records, therefore, it was not considered as payment on account of Tax income, and failed to consider compensation of the balance in favor of AFIP with the Trivento’s Minimum Notional Income cleared balance -2006-, Trivento appealed the resolution of the AFIP to the National Tax Tribunal, on February 8, 2013. Considering this action, Trivento reiterated and expanded each argument of the defense, put forward in timely releases presented in administrative proceedings which have proper evidentiary support, and it was required to build with the record which in processes in Room D in which it is processed the impugnation on affidavit of income tax for the fiscal year 2002 (where the action was built against the office procedure for determining debt corresponding to fiscal years 2003 and 2004). On April 11, 2014 Trivento was notified of the decision of the Tax Court of the Nation, in full, to accumulate this record with two cases pending before Room D Tax Court’s Office. On July 11, 2014 Trivento was notified of the decision of the Room D of the Tax Court of the Nation ordering to produce the pending evidence consisting of an expertise on the accounting books of Trivento. The preparation of the accounting expert’s report is in charge of Balter & Assoc. who was appointed as technical consultants for Trivento, and the expert appointed by the Treasury. When the deadline given by the Court to file an extension expired, a new extension was required for 40 days, which was granted by the Court and which expires on February 19, 2015. Once the expert report is filed, the Court will be able to allow the allegation of the parties on the evidence produced.

According to the company lawyers, both Argentine and Chilean Trivento have reasonable grounds to be able to sustain that their affidavits of income tax for, 2002, 2003, 2004, 2005 and 2006 conform to the law, and estimate that this opinion will be ultimately recognized by the Argentine courts, and so was reported to both, the Company’s management and the Board of Viña Concha y Toro. Consequently, there are significant possibilities that the impugnation will be finally accepted on the amounts settled by the fiscal authority. Therefore, the Company considers that a possible disbursement on these accounts is unlikely to occur. In turn, given the complexity of the legal proceedings Trivento is facing, the Company states it is not possible to provide an estimated date for the resolution of these judgments, neither it is possible to provide an estimation of the financial impact related to these legal proceedings, neither to indicate the feasibility of reimbursement of funds on these accounts.

Viña Concha y Toro S.A. and Subsidiaries

9)	In Brazil, the Treasury Department of the State of Sao Paulo, by way of “Tax Assessment Notice and Imposition of Fine No.4.013.335-7”, officially determined and demanded to the VCT Brazil Importación y Exportación Limitada Subsidiary the payment of R$23,621,676.61 (equivalent to Ch$5,392,120,120 as of December 31, 2014) for an eventual local tax accrual and non-payment “ICMS-ST” (equivalent to Chilean VAT). Fiscal authority claims the payment of this amount as the tax accrual and payment date was different and before the term the subsidiary uses for its payment. This would generate, according to the fiscal authorities, the existence of ICMS-ST pending payment. The authority also claims R$21,200,887.45 (equivalent to Ch$4,839,526,578 as of December 31, 2014) on account of interests and R$22,115,103.00 ((equivalent to Ch$5,084,214,562 as of December 31, 2014) on account of fine.

To date, lawyers and other expert advisors from Sao Paulo have been contacted, who are preparing the judicial defense (Tax Debt Annulment Lawsuit), based on arguments about form, regarding the nullity of tax resolution, and about substance, regarding the ICMS-ST non-requirement in the terms proposed by the authority. The Court for the State of Sao Paulo issued an order to suspend the collection regarding this ICMS-ST, its interests and fine up to obtaining a verdict of the legal claim presented by VCT Brasil Importacion y Exportacion Limitada. The State of Sao Paulo, presented an appeal to this resolution which was rejected due to formal issues.

According to the company lawyers, both Brazilian and Chilean, VCT Brazil Importación y Exportación Limitada has reasonable and solid grounds to sustain its defense and estimate there are significant possibilities that the impugnation of the amounts settled would be finally accepted by the fiscal authority. Therefore, the Company considers a possible disbursement on this account as unlikely to occur. In turn, given the complexity of the claiming process of “Tax Assessment Notice and Imposition of Fine” and its initial procedural stage, the Company states it is not possible to provide an estimated date for the resolution of this conflict, neither it is possible to provide an estimation of the financial impact related to this legal proceeding, neither to indicate the possibility of reimbursement of funds on this account.

10)	By issuing the Settlements N ° 10 and 11 of August 9, 2013, the Internal Revenue Service questioned the useful life considered for purposes of calculating the tax depreciation of certain the Vineyard’s Property, plant and equipment (ponds) for Tax Years 2010 and 2011. This has resulted in an increase in the tax base of First Category.

Settlements have determined a gross tax payable amounting to $ 683,471,253, which, plus adjustments and legal interests (determined as of December 2014) amounts to $ 1,395,748.853.

The Settlements were notified on August 9, 2013.

On September 2, 2013, the Company filed with the Internal Revenue Service an administrative resource called “Voluntary Administrative Replenishment “(VAR). Which was rejected by the administrative authority through Resolution Ex. No. 31,301 dated November 18, 2013 (notified under the same date). If negative response is obtained, the company has the option of filing a tax complaint before the 4th Tax and Customs Court (TCC) of Santiago (within 90 days).

On November 30, 2013, the company filed Tax Claim against Settlements No. 10 and 11, before the 4th Tax and Customs Court of the Metropolitan Region.

Viña Concha y Toro S.A. and Subsidiaries

On December 23, 2013, the Court received and recorded this Tax Claim and transferred the information in order obtain response from the Internal Revenue Service.

On January 17, 2014 the Internal Revenue Service evacuated transfer, answering the claim. The Company presented a petition requesting progressive course on December 2, 2014, which was provided by the Court stating: “It will be resolved”. To date, the procedural burden rests with the Court, which must issue the resolution received by the case.

Our external advisors in this process believe that the Company’s position in the dispute raised is of great strength, having a high probability of a favorable outcome. Because of the foregoing, the Company believes that a possible reimbursement for this concept is unlikely. In turn, given the complexity of the process of ” Tax Claim”, the Company indicate that it is not feasible to provide an estimated date for the resolution of this conflict, nor is it possible to give an estimate of the financial impact associated with this litigation process, nor is it possible to indicate the possibility of a refund for this concept.

11)	At December 31, 2014, there are no other litigation or likely litigation, legal or extrajudicial, taxation issues as encumbrances of any kind that have a real chance to affect the financial statements of Viña Concha y Toro S.A.
F-136

NOTE 35. SUBSEQUENT EVENTS

Between January 1, 2015 and the date of issuance of these consolidated financial statements there are no subsequent events that may significantly affect its exposure and/or interpretation.

