Form 20-F
period 2015-12-31
CONCHA Y TORO WINERY INC
filed 2016-05-11
CIK 930543

As filed with the Securities and Exchange Commission on May 10, 2016

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

+56 2 24765768

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

iii

CERTAIN DEFINED TERMS

Unless otherwise specified, all references to “U.S. dollars,” “dollars” or “US$” are to United States dollars and all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos. “UF” refers to the Unidad de Fomento, an accounting unit used in Chile. The exchange rate between the UF and the Chilean Peso is constantly adjusted to inflation so that the value of the Unidad de Fomento remains constant. Viña Concha y Toro S.A. (“Concha y Toro” or the “Company”), a corporation (sociedad anónima abierta) formed under the laws of the Republic of Chile (“Chile”), publishes its consolidated financial statements in Chilean pesos. The audited consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2015 and December 31, 2014 and the related consolidated statements of income, comprehensive income ,changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015 (the “Consolidated Financial Statements”) contained in Item 18. Unless otherwise specified, financial information regarding the Company is presented in constant Chilean pesos as of December 31, 2015 based on International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board. Amounts in tables appearing in this Annual Report may not total due to rounding. “The Exchange Act” refers to the U.S. Securities Exchange Act of 1934.

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

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward- looking statements. These factors include, but are not limited to, the risk factors identified in Item 3 — “Key Information — Risk Factors” of this Annual Report and in the Company’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on October 13, 1994 (No. 33-84298) and incorporated by reference hereto, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, the bankruptcy or insolvency of one or more of the Company’s largest distributors, raw materials and employee costs, diseases, pests, and adverse weather conditions affecting the quantity and quality of grapes, future exchange and interest rates, adverse changes in the Chilean economy, changes in tax rates, including recent increases in the excise tax on wine sales, and future business combinations or dispositions, and the extent to which the Company can continue to plant vines and developing corresponding infrastructure.

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:	KEY INFORMATION

Selected Historical Financial Data

The selected consolidated financial data, under the captions “Consolidated Statement of Income Data,” for the years ended December 31 2015, 2014 and 2013, and “Consolidated Statements of Financial Position Data,” as of December 31, 2015 and 2014 has been derived from and should be read in conjunction with the Company´s Consolidated Financial Statements prepared in accordance with IFRS, as issued by the International Accounting Standards Board, which is included in Item 18 of this Annual Report. The selected consolidated financial data, under the captions “Consolidated Statements of Income Data,” for the year ended December 31 2012 and 2011, and “Consolidated Statements of Financial Position Data,” as of December 31 2013, 2012 and 2011 has been derived from the Company’s consolidated financial statements prepared in accordance with IFRS, which is not included in Item 18 of this Annual Report. This selected consolidated financial data also should be read in conjunction with the Consolidated Financial Statements including the notes thereto (the “Notes”), included in Item 18 herein and the statements in Item 5 — “Operating and Financial Review and Prospects”. All information is presented in Chilean pesos.

As of and for the Year Ended December 31,
	2015	2014	2013	2012	2011
	Ch$	Ch$	Ch$	Ch$	Ch$
(Expressed in millions of constant Ch$, except financial ratios and Shares and per Share amounts)
Consolidated Income Statement Data
Amount in Accordance with IFRS
Revenues	636,194	583,313	475,622	448,250	422,735
Income (losses) from operating activities (1)	73,919	64,991	37,506	37,288	61,179
Non-operating income (expense), net (2)	(7,039)	(8,592)	4,865	3,480	2,344
Net income attributable to equity holders of controlling interest	49,797	37,398	33,174	30,022	50,482
Net income attributable to equity holders of controlling interest per Share	66.66	50.06	44.41	40.19	67.58
Net income attributable to equity holders of controlling interest per ADS(3)	1,333.30	1,001.30	888.20	803.80	1,351.60
Dividend declared per Share(4)	27.50	24.00	18.90	16.10	26.00
Dividend declared per ADS(3)	550.00	480.00	378.00	322.00	520.00
Weighted average number of Shares Outstanding	747,005,982	747,005,982	747,005,982	747,005,982	747,005,982
Consolidated Statements of Financial Position Data

Total current assets	514,841	473,925	434,356	447,628	372,484
Total assets	987,471	918,011	849,863	856,113	774,130
Total current liabilities	271,377	212,646	196,709	225,080	167,858
Other non-current financial liabilities	208,990	216,322	185,270	169,586	177,715
Equity attributable to the owners of the controlling entity	452,711	441,584	429,215	423,877	398,504
Issued Capital	84,179	84,179	84,179	84,179	84,179
Selected Financial Ratios(5)

Operating margin	11.6%	11.1%	7.9%	8.3%	14.5%
Net Margin	7.8%	6.4%	7.0%	6.7%	11.9%
Financial debt to equity	66.2%	62.9%	59.0%	64.3%	57.9%
Debt to capitalization	39.8%	38.6%	37.1%	39.2%	36.7%

(1)	Includes Gross Profit, Distribution cost and Administrative expenses and Other Income.

(2)	Includes Other expenses, Financial Income, Financial expense, Equity in income of associates accounted for using the equity method, Foreign currency exchange gain and Income (expenses) by adjustment units.

(3)	Determined by multiplying per share amounts by 20 (1ADS = 20 Shares).

(4)	Dividends per share are expressed in historical pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year.

(5)	These ratios, which are expressed as percentages , were calculated as follows: Operating margin = (Operating income)/(Income from ordinary activities); Net Margin = (Gain (loss) attributable to equity holders of the controller)/(Income from ordinary activities); Financial debt to equity = (Other current financial liabilities plus Other non-current financial liabilities)/(Equity attributable to the owners of the controlling entity); Debt to capitalization = (Other current financial liabilities plus Other non-current financial liabilities)/(Other current financial liabilities plus Other non-current financial liabilities plus Equity attributable to the owners of the controlling entity). Ratios presented have been rounded.
3

Unless otherwise indicated, U.S. dollar equivalent information, except export figures, for information in Chilean pesos, is based on the Observed Exchange Rate for December 31, 2015, which was Ch$710.16 per U.S. dollar. No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

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

Annual High, Low, Average and Year-End
Observed Exchange Rate
	Ch$ per US$
Year	High(1)	Low(1)	Average(2)	Period-end
2009	643.87	491.09	559.67	507.1
2010	549.17	468.01	509.98	468.01
2011	533.74	455.91	483.57	519.2
2012	519.69	469.65	486.59	479.96
2013	533.95	466.50	495.18	524.61
2014	621.41	527.53	570.34	606.75
2015	715.66	597.10	654.66	710.16
September, 2015	705.92	676.74	691.90	698.72
October, 2015	695.53	673.91	684.91	690.32
November, 2015	715.66	688.94	705.00	711.20
December, 2015	711.52	693.72	704.19	710.16
January, 2016	730.31	710.37	721.96	710.37
February, 2016	715.41	689.18	703.31	694.17

(1)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.
(2)	The average of the daily rates during the period.

Source: Central Bank of Chile.

Risks Factors

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

The 2012-2013 season was characterized by normal climatic conditions, absence of rain and a long harvest period. The harvest in 2013 was the most fruitful in Chilean history with 1,281 million liters, a 2.1% increase from 2012. The 2013-2014 season in general was characterized by normal weather conditions except for a frost that took place during September of 2013 in the coastal valleys. The frost impacted early grapes, mainly the white ones, affecting the volume of the 2014 harvest. Regarding volumes, the harvest was down by 22% in comparison with 2013. The 2014-2015 season in general was characterized by normal weather condition, having high temperatures during the spring, summer and autumn. In terms of volume, the 2015 harvest recorded historical volumes totaling 1,287 million liters, an increase of 30.0% regarding 2014. Future frost or drought conditions in Chile could severely affect the quantity or quality of the production of wine by the Company. See Item 4 — “Information on the Company — Chilean Wine Industry Overview.”

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

Risks Associated with Higher Taxes, Tariffs. The Company’s core business is the production and sales of wines. Wines are subject to a number of taxes and tariffs’, including excise taxes in the United States, in the United Kingdom and in the Company’s other principal export markets. Increases in such taxes and tariffs could depress wine consumption in those markets and could adversely affect the Company’s sales.

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

In 2015, according to AC Nielsen sales of wine in Chile grew 4.4% in volume. The Company believes that the impact on sales could have been important but the growth experimented during 2015 reflects that it may had a lower impact over sales.

Risk Associated with Change in Tax Law and Interpretation. The Company and its subsidiaries are subject to tax laws and regulations in Chile, the United States, Argentina and numerous jurisdictions in which they operate. These laws and regulations are inherently complex and the Company and its subsidiaries are (and have been) obligated to make judgments and interpretations about the application of these laws and regulations to the Company and its subsidiaries and their operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material. In September of 2014, a large Tax Reform Act was enacted, and recent package with additional tax measures was enacted in Feb 2016. These tax measures substantially amend corporate taxation and powers granted to the local tax authority.

Government Regulation. The production and sale of wine is subject to extensive regulation within and outside of Chile. Those regulations control matters such as licensing requirements, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers. For example, the U.S. Bureau of Alcohol, Tobacco, Firearms and Explosives requires that any statements made by a wine producer promoting the potential health benefits of wine must be balanced and must include appropriate statements regarding the established harmful effects of alcohol use. In recent years, U.S. federal and state regulators have required warning labels and signage. Currently the Chilean Congress is discussing a new law that will regulate labeling and marketing of alcoholic beverages in Chile. There can be no assurance that new or revised regulations or increased licensing fees and related requirements will not have a material adverse effect on the Company’s business and its results of operations. See Item 4 — “Information on the Company — Government Regulation.” Future expansion of the Company’s existing facilities and development of new vineyards and wineries may be limited by present and future zoning ordinances and other legal requirements. Availability of water and requirements for handling waste water can limit the Company’s growth. While the Company believes that it will continue to be in compliance with all applicable environmental regulations, there can be no assurance that future legislative or regulatory developments will not impose restrictions which would have a material adverse effect on the Company. See Item 4 — “Information on the Company — Government Regulation.”

Dependence on Distributors. The Company relies on distributors to sell its products in export markets. As of December 31st, 2015, 32.2% of the Company’s sales were driven by third party distributors.

In 2015 and 2014 the largest distributor was Mitsubishi Corporation (“Mitsubishi”) which serves the Japanese market. Sales to Mitsubishi represented 3.9% of the Company’s total export revenues in 2015 and 3.5% in 2014; and 2.8% and 2.6% of total revenues in 2015 and 2014, respectively. Sales to the Company’s five largest distributors, excluding Banfi, represented 12.5% and 11.5% of total export revenues in 2015 and 2014, respectively. The Company has written agreements with most of its distributors—usually one– to two–year terms, automatically renewable. In addition, the Company’s strategy to expand sales in major export markets is to a large extent dependent on the performance of its distributors. See Item 4 — “Information on the Company — Business Overview — Company Sales — Export Markets — Distribution in Export Markets.”

Distributors and retailers of the Company’s products often offer wines which compete directly with the Company’s products for shelf space and consumers. Accordingly, there is a risk that these distributors or retailers may give higher priority to products of the Company’s competitors. In this context, the Company has appointed certain partners exclusive distributors of the products in the corresponding territories. Additionally, the Company, in certain circumstances (as permitted by local competition law), has negotiate contractual obligations, prohibiting the relevant distributor to sell other Chilean or Argentinian products in the territory. There can be no assurance that the Company’s distributors and retailers will continue to purchase the Company’s products or provide the Company’s products with adequate levels of promotional support. See Item 4 — “Information on the Company — Business Overview — Company Sales — Export Markets

— Distribution in Export Markets.”

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

The Company has a license from Tetra Pak de Chile Comercial Ltda. (“Tetra Pak Chile”) to package wine in Tetra Brik packages and purchases these unassembled pre-printed packages from Tetra Pak Chile. Wine sold in Tetra Brik packages accounted for approximately 57.0% and 38.4% of the Company’s domestic sales by volume and value, respectively in 2015; and 59.3% and 41.0%, respectively in 2014. Although the Company believes that alternate suppliers are available, an interruption in the supply of Tetra Brik packages to the Company for any reason could result in a short-term materially adverse effect on the Company’s operations. See Item 4 — “Information on the Company — Business Overview — Bottling.”

The Company currently relies on approximately 720 outside vineyards for grape supplies and approximately 14 producers for bulk wine. In 2015, approximately 57.9%, of the grapes used in the production of the Company’s premium, varietal and, bi-varietal wines were purchased by the Company from independent growers in Chile. Additionally, in 2015, the Company purchased grapes and bulk wine required to produce approximately 82.8% of the popular wines sold by the Company. Most of the Company’s agreements with growers only cover one to two year’s production and are renewed from year to year. In 2015, the Company had long-term contracts with up to approximately 43.0% of its growers.

Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations.

Competition. The wine industry in Chile and in the Company’s export markets is intensely competitive. In Chile and in approximately 146 another countries, the Company’s wines compete with wines and other beverages from Chile and other countries. Chilean wines, in general, compete with wines produced in the United States, Europe, Australia, South Africa, South America and New Zealand. In addition, the Company’s wines compete with other beverages including soft drinks, liquors, beer and, in Chile, pisco (a Chilean grape spirit). Many of the Company’s competitors in Chile and abroad have significantly greater financial resources than the Company.

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

Acquisitions and Dispositions. The Company occasionally engages in acquisitions of businesses and additional brands. We cannot assure that we will be able to find and purchase businesses at acceptable prices and terms. The Company also faces risks involved in integrating acquired businesses and personnel into the Company’s existing systems and operations, and to bring them into conformity with our trade practice standards, financial control environment and reporting requirements. Integration involves significant expense and management time and attention, and may otherwise disrupt the Company’s business. Brand or business acquisitions also may expose the Company to unknown liabilities, the possible loss of key customers and/or employees knowledgeable about the acquired business, and risks associated with doing business in countries or regions outside Chile and their respective political climates, and legal systems and/or economies, among other risks.

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

The Company is a Sociedad Anónima Abierta (an “open stock corporation”) organized under the laws of Chile. All of the Company’s directors and officers and many of its advisors reside outside of the United States (principally in Chile). A significant portion of the assets of the Company and of these persons are located outside of the United States. However, since 2011 the Company has owned 100% of VCT USA Inc., which owns all assets of Fetzer Vineyards (an important vineyard in the U.S. market). Since 2013 it has also owned 50% of the property of Excelsior Wine Company (a U.S. wine distributor). As a result, investors can effect service of process within the United States on the Company or its officers, directors or advisors, or enforce judgments obtained in U.S. courts that are based on U.S. federal securities law against the Company or its officers, directors, or advisors in U.S. courts.

The Company has been advised by its Chilean counsel, Baker & McKenzie Ltda., that no treaty exists between the United States and Chile for the reciprocal enforcement of foreign judgments issued by ordinary courts (except for awards issued by foreign arbitral courts, where the UN New York Convention may apply). Chilean courts, however, have enforced judgments rendered by U.S. courts without reviewing the merits of the subject matter in the case, provided that the Chilean court enforcing the judgment determines that the US. Court rendering the judgment has respected certain basic principles of due process and public policy. Those principles are basically that:

(a) the judgment does not contain anything contrary to the laws of Chile, notwithstanding differences in procedural rules,

(b) the judgment is not in conflict with Chilean jurisdiction,

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

In addition to the above, the Company has been also advised by Baker & McKenzie Ltda. that, since October 2014, a new Insolvency Act has entered into force in Chile (Act No. 20,720), which introduces, for the first time, rules on cross-border insolvency which are largely based on the 1997 UNCITRAL Model Law on Cross-Border Insolvency. The main effect of this new cross-border insolvency legislation is that it allows an insolvency or bankruptcy proceeding initiated abroad (e.g., in the U.S.) to be recognized in Chile by the Chilean courts. This recognition produces, regarding the assets of the insolvent debtor in Chile and the rights of the foreign creditors and agents, similar effects as the declaration of insolvency of a local company. In particular, the recognition of foreign insolvency proceeding in Chile produces, among others, ipso facto effects, as the suspension of the debtor’s right to transfer or encumber its assets in Chile. Also, once the foreign insolvency proceeding is recognized in Chile, the Insolvency Act allows to request the development of several measures in order to protect the rights of the foreign creditors on the debtor’ assets in Chile. Among others measures, it is possible to request the delegation of the administration of all or part of the debtor’s assets in Chile to the foreign trustee or other third person; the realization of those assets; and the granting of injunctions regarding the debtor’s assets in Chile.

If a claim is initiated in Chile, Chilean law provides that all legal actions brought by shareholders of an open stock corporation, in their capacity as such, or legal action among shareholders and the company, must be submitted to arbitration in Chile, with the exception of shareholders who individually hold, directly or indirectly, shares or securities with a book or market value equal to or lower than the equivalent to 5,000 Unidades de Fomento. Those shareholders may choose to submit their claims with the competent ordinary courts in Chile. In the case of an arbitration proceeding, the Company’s by-laws (the “By-Laws”) state that the arbitrator will be appointed by mutual consent of both parties. If the parties cannot select an arbitrator acceptable to both, an arbitrator will be appointed by the ordinary courts of Chile who must have to have served during the last 3 years as an assistant member of the Chilean Supreme Court. The By-Laws also provide that the arbitrator must act as an arbitrator ex aequo et bono, who under Chilean law would not be required to apply any particular body of law or procedures (except as a matter of public policy) and who would be authorized to decide the matter in accordance with his or her view of what is just and equitable. However, holders of an ADS who decides to file a claim in Chile must take into account that, whether they seek relief in ordinary courts or in an arbitration tribunal, their claims must be based on a violation of Chilean laws, even though a Chilean judge or arbitrator may take into account potential violations of the U.S. federal securities law as additional background information.

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

Risks Related to the ADS and Shares of Common Stock

Passive Foreign Investment Company Status of the Company. Based on the market price of the ADS and shares of Common Stock and the value and composition of the Company’s assets, the Company does not believe it was a “passive foreign investment company” for U.S. federal income tax purposes (a “PFIC”) in its most recent taxable year. However, the application of the PFIC rules is subject to uncertainty in several respects, and there is no assurance that the Company will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether the Company was a PFIC for that year. Because the value of the Company’s assets for purposes of the PFIC test will generally be determined by reference to the market price of the ADS and shares of Common Stock, fluctuations in the market price of the Common Stock and ADS may cause the Company to become a PFIC. In addition, changes in the composition of the Company’s income or assets may cause the Company to become a PFIC. If the Company is a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States”) holds the ADS or shares of Common Stock, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on the ADS or shares of Common Stock or on any gain recognized from a sale or other disposition of the ADS or shares of Common Stock. See Item 10, “Additional Information—Taxation—United States—Passive Foreign Investment Company.”

Risks Relating to Chile

Dependence on the Chilean Economy. As of December 2015, 64% of the Company’s total assets were located in Chile. In 2015 and 2014, sales of wine and other Company products in the Chilean market accounted for approximately 18.9% and 18.7%, respectively, of the Company’s total revenues. Historically, domestic wine sales have showed a high degree of correlation with the economic situation prevailing in a country. Accordingly, the Company’s financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile. The main Chilean indicators for 2015 and 2014 were:

●	Real GDP increased 2.1% in 2015 and increased 1.9% in 2014.

●	Private consumption grew 1.1% in 2015 and 2.2% in 2014.

●	The unemployment rate was 6.2% and 6.4% in December 2015 and 2014, respectively. As of February 2016, the unemployment rate was 5.9%, compared to 6.1% in February 2015.

●	As a percentage of GDP, investment in fixed assets was 22.2% in 2015 and 24.3% in 2014.

Source: Central Bank of Chile.

The Company’s financial condition and results of operations could also be adversely affected by changes over which the Company has no control, including:

●	the economic or other policies of the Chilean government, which substantially influences many aspects of the private sector;

●	other political or economic developments in or affecting Chile; and

●	regulatory changes or administrative practices of Chilean authorities.

The Company’s financial condition and results of operations also depend to some extent on the level of economic activity in both Latin American and other countries. Although economic conditions are different in each country, investors’ reactions to developments in one country may affect the securities of issuers in other countries, including Chile.

Volatile and Illiquid Nature of the Market for the Common Stock in Chile. The Common Stock of the Company is traded on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile and the Bolsa de Corredores de Valparaíso — Bolsa de Valores (collectively, the “Chilean Exchanges”). The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange and which accounted for approximately 92.9% of Chile’s equity trading volume in 2015, had a market capitalization of approximately Ch$ 134,837 billion (approximately US$190.6 billion) as of December 31, 2015 and an average monthly trading of Ch$ 1,222 billion (approximately US$1,728 million). The ten largest companies in terms of market capitalization represented approximately 45.9% of the aggregate market capitalization of the Santiago Stock Exchange as of December 31, 2015. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. The ten most widely-traded stocks in terms of trading volume accounted for approximately 54.2% of all trading volume on the Santiago Stock Exchange in 2015. During 2015, around 56.4% of the securities listed on the Santiago Stock Exchange traded an average of 85% or more of the trading days.

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

Because the Company’s export sales are primarily denominated in foreign currencies, changes in these foreign currencies to the Chilean peso may adversely affect the financial condition and results of operations of the Company. As of December 31st, 2015, over 80% of the Company’s revenues are related to foreign sales that are denominated in U.S. dollars, Euros, Sterling Pounds, Canadian dollars, Argentine pesos, Brazilian reais, Swedish and Norwegian crowns and Mexican pesos. Changes in these foreign currencies relative to the Chilean peso may result in operating losses for the Company and its subsidiaries. In order to mitigate the short-term effect of changes in currency exchange rates, the Company enters into, from time to time, hedging contracts. See Item 5 — “Operating and Financial Review and Prospects”. Since 2011, the short-term effect of the exchange rate of the Chilean peso against the U.S. dollar have been mitigated because of the Company’s acquisition of Fetzer Vineyards in April 2011, which resulted in the Company holding substantial assets and receiving a significant income stream in U.S. dollars.

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

Under the Foreign Investment Contract, transferees of shares withdrawn from the ADS facility will not be entitled to access Chile’s Formal Exchange Market unless the withdrawn shares are redeposited with the Depositary. Cash and property dividends paid by the Company with respect to ADS held by a non- Chilean resident holder are subject to a 35% Chilean withholding tax, which is withheld by the Company. However, stock dividends are deemed a non-taxable event pursuant to Chilean Income Tax Law and, thus, are not subject to Chilean taxation. See Item 10 — “Additional Information — Taxation.”

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

The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of Ch$ 7.0 million approximately (US$10,000)); (ii) certain transactions requiring exchanged foreign currency to be remitted abroad must be conducted through the Formal Exchange Market, though no reporting obligation exists for these transactions (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency that are not subject to any restrictions on the means of the exchange, but must be reported to the Central Bank of Chile (e.g., payments regarding import and export transactions, etc.).

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

Differences in Corporate Disclosure and Accounting-Taxation Standards. The principal objective of Chile’s securities laws governing publicly traded companies, such as the Company, is to promote disclosure of all material corporate information to investors. In addition, Chilean law imposes restrictions on insider trading and price manipulation. However, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets and Chilean disclosure requirements differ from those in the United States. These differences may result in fewer protections for ADS holders than would exist if United States securities laws governed the Company’s domestic securities transactions. Nevertheless, during 2009 a new set of rules was enacted (Law of Corporate Governance N° 20,382) in order to improve the protection of the minority shareholders; these rules focused principally on the following matters:

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

In addition to the above, the SVS has promoted several regulatory changes related to corporate good governance practices. The main modifications related to this matter are reflected in General Ruling Number 341, dated November 29, 2012, as then superseded by General Ruling Number 385, dated June 8, 2015, which provides certain rules for the annual public disclosure of information regarding corporate governance policies, standards and practices adopted by Boards of Directors, relating to matters such as conflicts of interest, hiring of external experts or consultants, time devoted by each director exclusively to the matters of a company, information to be provided to shareholders and investors, internal control and risk management policies, compensation to main executives, etc.

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

Inflation. Although inflation in Chile has moderated in recent years, Chile has historically experienced high levels of inflation. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on the Company’s financial condition and results of operations. The annual rates of inflation for 2015, 2014 and 2013 were 4.4%, 4.6% and 3.0%, respectively.

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

The Company is the largest Chilean producer and exporter of wines in terms of both volume and value, with total sales in 2015 of 309 million liters and Ch$636,194 million.

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

In domestic and export markets, the Company’s bottled wines are sold in the premium, varietal, bi-varietal and sparkling wine segments. In the domestic and export markets, the Company sells popular wines, packaged primarily in 1, 1.5 and 2.0 liter Tetra Brik packages. A small quantity of wine, 0.5% of total revenues of 2015 was sold in bulk form in domestic and export markets.

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

The Company’s first initiative toward the development of more complex wines was the launching of Casillero del Diablo in 1966. Casillero del Diablo was made from selected grapes and aged two years longer than the standard Cabernet Sauvignon then being produced. Today, Casillero del Diablo is the largest seller among the Company’s premium wines. In the past eight years, the Company has focused its marketing efforts on the Casillero del Diablo brand. Through a global marketing campaign launched in August 2001 and with a new packaging originally unveiled in 2002, the Company’s target is to transform Casillero del Diablo into a global brand. In 2015, sales of Casillero del Diablo totaled 5.0 million cases.

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

The Company conducts its operations directly and through subsidiaries. The Company’s distribution business in Chile is conducted through its wholly- owned subsidiary Comercial Peumo Ltda. (“Comercial Peumo”) In December 2000, the Company formed a fully-owned sales and distribution subsidiary in the United Kingdom, Concha y Toro UK Limited (“Concha y Toro UK”). This subsidiary commenced operations in March 2001. In 2008, Concha y Toro established distribution subsidiaries in Brazil, Sweden, Finland and Norway in order to strengthen its sales in those countries. In March 2010, Concha y Toro established a distribution subsidiary in the Asian market, choosing Singapore as its base, in April 2011, the Company completed the acquisition of Fetzer Vineyards in the United States. In July 2011, the Company entered into a joint venture with Banfi (former distributor in the U.S. market for Concha y Toro’s Chilean and Argentinean wines) to import and distribute Concha y Toro, Trivento and certain brands belonging to Fetzer into the U.S. market.

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

On July 13, 2011, Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. entered into an agreement with Banfi Vintners, former distributor of Concha y Toro’s product in United States, to create a new company between them, named Excelsior Wine Company, LLC. to be registered in Delaware. Excelsior Wine Company, LLC. is managed by Banfi and VCT USA, Inc. Excelsior Wine Company, LLC. distributes Chilean wines of Concha y Toro and the Argentine wines of Trivento in the United States. It also distributes the brands “Little Black Dress” and “Five Rivers” that belong to our subsidiary in California, Fetzer Vineyards. A copy of the Limited Liability Agreement of Excelsior Wine Company, LLC was previously filed and is listed as Exhibit 4.4 in this Annual Report (See Item 19 – “Exhibits”).

The rest of the brands related to Fetzer Vineyards of Concha y Toro, which include the brands “Fetzer”, “Bonterra”, “Jekel”, “Sanctuary” and “Bel Arbor” among others, have their distribution handled directly by Fetzer Vineyards through the creation of an internal unit of Sales and Marketing.

The Share Capital of Excelsior Wine Company, LLC is US$ 1,000,000. VCT USA, Inc. contributed US$ 500,000 at the date of Incorporation. VCT USA, Inc. has 50 Shares, which correspond to 50% of the Share Capital of Excelsior Wine Company, LLC. Viña Concha y Toro S.A. is the indirect owner of 50% of Excelsior Wine Company, LLC as it is the sole owner of VCT USA, Inc.

At the end of 2011, Concha y Toro entered into a joint venture with Digrans S.A. (the former distributor of Concha y Toro’s products for the Mexican market) to create VCT & DG Mexico. VCT & DG Mexico started operations in the first half of 2012 and it carries out the distribution of Concha y Toro’s wines in Mexico. This joint venture is 51% owned by Concha y Toro and 49% owned by Digrans.

The Company continued its integration strategy in 2012 by establishing two new subsidiaries: one based in Canada and another based in South Africa to serve Africa and Middle East markets.

During 2013 the company continued developing its global strategy incorporating subsidiaries in China, Gan Lun Wine Trading (Shanghai) Co Ltda. and France, Cono Sur France S.A.R.L. Cono Sur France S.A.R.L. primarily focuses on the products of Viña Cono Sur S.A. The company also entered the Brazilian retail wine market by purchasing 35% of Brazilian wine retail stores Ville du Vine (Alpha Cave Comércio de Vinhos S/A) through an investment vehicle especially incorporated for such purpose called VCT Wine Retail Participacoes Ltda. Finally, in 2013, one of the Company’s subsidiaries Viña Cono Sur S.A. formed a new entity especially designated to produce and sale the organics wines of Viña Cono Sur S.A.

During 2014, the Company through its Singaporean subsidiary VCT Group of Wineries Asia Pte. Ltd.- entered into a joint venture with their its Japanese partners Mercian Corporation and Mitsubishi Corporation. In connection with this joint venture, a new legal entity called VCT Japan Company Ltd. was incorporated in Japan with an indirect participation of 41% by the Company and the right to appoint two directors out of five. This new entity manages the importation and distribution of some of the Company’s products that weren’t being distributed by the current distributor in the Japanese market. The same year, the Company entered into a joint venture in Canada with Charlton Hobbs incorporating Escalade Wines & Spirits Inc. The Company indirectly owns 50% of the equity of the new entity and appoints 3 out of 6 directors of the Company. Escalade Wines & Spirits Inc. acts as an exclusive distributor and or agent in accordance to the nature of the business in the Canadian Provinces (in certain provinces the distribution is performed directly by “Escalade” and in others by the Governmental Liquor Authorities).

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

Following this strategy, the Company has invested around Ch$400 billion (not including capitalized interest) over the last ten years in land, vineyards, infrastructure and other wine business, in order to increase its own production. This figure includes Ch$112 billion related to Fetzer acquisition in 2011. The Company has also been constantly developing new products, investigating new grape varieties and incorporating new grape-producing valleys.

In the commercial area, the Company has strengthened its global distribution network by its own distribution offices in key markets.

At the same time, in the Company has applied to Argentina the same business model it used in Chile. Viña Trivento seeks sustained growth for its exports, taking advantage of the penetration of Argentine wines in the principal markets.

In 2015, the Company made approximately Ch$23,842 million (approximately US$34 million) of capital investments, including the acquisition of hectares to be planted of these vineyards, increasing vinification and cellar capacity and buying new agriculture machinery. The estimated capital expenditure budget for 2016 is approximately USD$60 million, which is intended to support expected future growth in sales through planting of new vineyards and expanding production capacity. Investments mainly comprise acquiring and planting new vineyards, building storage and vinification facilities, expanding the bottling plant and acquiring French and American oak barrels. These capital investments are intended to increase the production of all wines with an emphasis on premium and varietal wines; however, this 2016 estimated capital expenditure budget is preliminary and still needs to be approved by the board of directors. The Company expects to continue planting wine vines and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile and the United States. The Company believes that a key factor in its past success and in any future success is its ability to maintain competitive prices while improving the quality of its wines. In order to increase its market share in the domestic market, the Company has maintained price competitiveness with beer and wine from other producers; introduced new wines targeted at different consumer segments and increased marketing and advertising support for its products. In export markets, the Company believes that it can continue to consistently offer high-quality wines at competitive prices in the premium, varietal and bi-varietal segments and that those wines can successfully compete with the other European, Australian, South African and U.S. wineries. See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategies” and “ — Export Marketing Strategy.”

Chilean Wine Industry Overview

Wine Producing Regions - Chile. Chile is a country well-suited for growing fruit, including grapes. Geographically, Chile is a strip of land running approximately 4,345 kilometers (2,650 miles) north to south, but is only 400 kilometers (244 miles) at its widest point. It is bordered by the Andes Mountains to the east and the Pacific Ocean to the west. The area located between the town of La Serena in the north and the Bio-Bio River in the south, generally known as the Central Zone, is where viniferous grapes are grown.

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

The climate of Chile’s Central Zone is defined as temperate Mediterranean with an extended dry season. Rainfall mainly occurs during winter, with annual averages of 300 mm to 700 mm. Rainfall is strongly influenced by the El Niño and La Niña phenomena. If El Niño brings rainier and warmer conditions, La Niña brings dry and colder weather. Springs are usually mild, albeit not completely frost-free; when frosts do occur, they strongly affect the production of grapes. The dry season spans from summertime to the early days of fall, a pattern which favors the ripening of both red and white grapes.

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

Limarí Valley. Limarí is a transversal valley that runs from east to west, from the Andes to the Pacific and is situated 400 kilometers (250 miles) north of Santiago. It is a fairly narrow valley bounded by small mountainous chains to the north and south; its main features are sedimentary and mineral soils and a semi- arid climate with strong marine influence, particularly in the area closer to the Pacific Ocean. The absence of rainfall during ripening season, in addition to the extreme luminosity of the skies, makes for concentrated grapes with enhanced color and aromas. The varieties that benefit the most from this privileged setting are Chardonnay, Sauvignon Blanc and Syrah.

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

Casablanca Valley. The Casablanca Valley is located 100 kilometers (62 miles) northwest of Santiago and has deep, sandy, permeable soils and a cool climate. The Company believes that this region represents an exceptional micro zone to produce premium white wines, such as Chardonnay and Sauvignon Blanc, due to its particular climate, specially its heavy marine weather and morning fog during spring and summer.

Leyda Valley. One of the most recently created Chilean denominations; this small valley was only defined as a controlled origin in 2002. San Antonio stretches to the very edge of the Pacific Ocean and its characteristic lack of significantly high relief allows for the free entry of the strong oceanic influence. The ensuing frequent breezes, fresh temperatures and clayish soils make it a favorite spot for cold-climate white varieties and Pinot Noir.

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

Cachapoal Valley. Part of the greater Rapel Valley, Cachapoal is located 100 to 180 kilometers south of Santiago and covers the 80–kilometer long stretch (62 to 112 miles south of Santiago) between the cities of Rancagua and San Fernando. Its benign weather -normally lacking in frosts and bringing warm summers- suits varietals that call for a delayed harvest, such as Carmenere. Irrigated by the Rapel and Cachapoal rivers, its soils have an alluvial origin and are deep and rich. Most of this valley’s production is geared toward red wines.

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

Mendocino Region. With an estimated 25% of its total vineyards recognized as Certified Organic, Mendocino County holds the distinction of being the nation’s pacesetter for “green wine” production. Situated just at north of Sonoma County and roughly 90 miles north from San Francisco, Mendocino makes up a vital - if not always well-known - part of California’s expansive North Coast appellation. Thanks to its consistently cool climate, Mendocino is home to some of the country’s foremost sparkling wine producers. Pinot Noir is also a big player in Mendocino.

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

Wine Classifications. Wines are classified by Chilean wine producers as either sparkling wines or table (still) wines. Sparkling wines are wines which obtain effervescence through a second alcoholic fermentation process. With the exception of popular wines, Chilean table wines are generally classified according to (i) the variety or varieties of viniferous grape from which they are made, (ii) region of origin and (iii) vintage. Table wines are also classified as premium, varietal, bi-varietal or popular wines.

Premium wines are wines made from selected grapes of a single variety and aged in barrels. These wines receive extra care throughout the production process and command higher prices. Varietal wines can be made either of a single variety of grape or of a selective blend of varieties of grapes (known as bi- varietals). Popular wines are inexpensive wines which are not aged and are not made from a specific variety of grapes.

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

As of December 2015, the Company had approximately 11,881 arable hectares (approximately 29,346 acres) on 55 owned and 9 leased vineyards in the Limarí, Aconcagua, Casablanca, San Antonio, Maipo, Cachapoal, Colchagua, Curicó and Maule Valleys of the Central Zone in Chile, on 8 vineyards in the Maipú, Tupungato, Rivadavia, San Carlos, Luján de Cuyo and San Martín regions, all located in Mendoza, Argentina, and on 15 vineyards in Mendocino and San Luis Obispo in California. As of December 2015, more than 90.9% of the arable land owned or leased by the Company was planted with wine-producing grapes in various stages of maturity. Approximately 71.5% of the Company’s planted hectares in Chile are planted primarily with five types of noble grapes: Cabernet Sauvignon, Merlot, Carmenere, Chardonnay and Sauvignon Blanc. In recent years, the Company has increased the planting of these five varieties of grapes in response to increasing consumer demand in the United States, Europe and Asia for premium and varietal wines. In Argentina, 46% of the Company’s vineyards are planted with the Malbec variety, in line with the demand for Argentine wines in the export markets, especially in the U.S. market. Approximately 67.4% of the Company’s planted hectares in United States are planted primarily with three types of noble grapes: Cabernet Sauvignon, Merlot and Chardonnay. The Company believes that with the plantings of these noble grape varieties in Chile, Argentina and United States, it should be able to respond to the shift in consumer demand for premium and varietal wines made from these varieties of grapes. There can be no assurance, however, that consumer demand for these wines will increase in absolute terms or that consumption of wines produced by the Company from these varieties of grapes, as opposed to those produced by its competitors, will increase. In addition, there can be no assurance that competitors of the Company, either singly or in the aggregate, will not be in a better position to take advantage of changing consumer demand patterns for premium and varietal wines, by reason of planted acreage or otherwise.

The Company’s remaining land under cultivation is planted mainly with Syrah, Pinot Noir, Malbec, Viognier, Pinot Blanc, Pinot Gris, Chenin Blanc, Riesling, Gewurztraminer and Sangiovese grapes.

The Company expects that the vines planted in 2012 would be in full production in 2016.

The table below shows the Company’s currently-producing and newly-planted vineyards by valley as of December 31, 2015.

	Currently Producing	Plantings 2012-2015	Total Vineyards Planted	Fallow	Orchards (1)	Total Arable
Vineyards	(in hectares)

Chile
Limarí Valley	886	79	965	288	—	1,253
Casablanca Valley(2)	364	60	424	—	—	424
Aconcagua Valley	100	—	100	—	—	100
Leyda Valley	130	—	130	—	—	130
Maipo Valley(3)	765	88	853	16	—	869
Cachapoal Valley - Rapel Valley	1,110	353	1,463	134	—	1,597
Colchagua Valley - Rapel Valley (4)	1,851	312	2,163	37	—	2,200
Curicó Valley	593	90	683	19	—	702
Maule Valley	1,950	463	2,413	512	—	2,925

Total Chile:	7,749	1,445	9,194	1,006	—	10,200

Argentina
Mendoza Valley	1,111	31	1,142	67	—	1,209

Total Argentina:	1,111	31	1,142	67	—	1,209

United States
Fetzer(5)	415	53	468	1	3	472
Total United States:	415	53	468	1	3	472

Total General	9,275	1,529	10,804	1,074	3	11,881

(1)	These hectares include 3 hectares of fruit tree planted in United States. This land can be returned to grape production.
(2)	The Company has leased three vineyards in Casablanca Valley totaling 279.45 arable hectares.
(3)	The Company has leased four vineyards in Maipo Valley with 138.36 arable hectares.
(4)	The Company has leased two vineyards in Colchagua Valley totaling 104.47 arable hectares.
(5)	The Company has leased one vineyard in San Luis Obispo totaling 75.3 arable hectares.

The Company believes that the diverse microclimates and soils of the areas in which its vineyards are located, as well as the trellis systems used in its vineyards, allow it to grow a wide variety of grapes and thereby offer a broad range of wines. In addition, the Company believes that this diversity helps to minimize the agricultural risks inherent in its operations.

Although Chilean winters are relatively mild, Chilean vineyards have suffered frost damage in the past. Generally, September and October are the most likely periods for frost damage, especially in the areas closest to the Andes Mountains. The Company tries to protect its grapes against risk from frost damage through various preventive techniques, including the use of helicopters and stationary propellers to raise the temperature of the air by hovering over vineyards. The Company has also taken steps to protect against soil erosion and other ecological damage by using special irrigation methods.

Wine Production Methods

Wine production methods vary by type and quality of wine. The Company uses the following production methods (certain wine industry terms used in the following discussion are defined at the beginning of this report, in “Certain Defined Terms — Glossary of Special Terms”):

Premium Reds. The Company’s premium red wines are primarily made from select Cabernet Sauvignon, Merlot, Carmenere, Syrah, Pinot Noir and Malbec grapes grown in vineyards in the Maipo, Rapel and Maule valleys. The wines are made in the Company’s Puente Alto, Cachapoal and Lourdes plants. As part of its capital expenditure program, the Company has installed the most advanced stainless steel fermentation tanks available that incorporate refrigeration and heating systems. Grapes are crushed, separated from their stems and the must is fermented with the skins and pulp in stainless steel tanks at temperatures of 28°C to 30°C (82°F to 86°F), to obtain color and develop body. The resulting wine is left in contact with the skin for longer periods in the case of premium red wines than for red varietal or bi-varietal wines. Contact with the skin and solids (the maceration process) give the wine body, color and complexity. After separation and pressing of the solids to extract press wine, the wine is subjected to a malolactic fermentation process. The malolactic fermentation uses either introduced or normally presents bacteria to transform the malic acid with a lower PH to lactic acid of higher PH, producing a smoother and more biologically stable wine with enhanced aroma and bouquet. Wines are then aged in French and American oak barrels for a period of eight to eighteen months, depending on wine type, brand and kind of barrel, in order to obtain additional body and complexity. Once wines are bottled, the wine is aged further in the Company’s wine cellars at Pirque for two to twelve months, depending on the brand.

Premium Whites. Grapes selected from the noblest varieties, such as Chardonnay, Sauvignon Blanc, Viognier, Riesling and Gewurztraminer from the Company’s Casablanca, Maipo, Curicó and Maule vineyards are crushed, separated from their stems and introduced into pneumatic presses in order to extract clean juice. Unlike red wines, white wines are generally fermented without their skins and seeds. In order to convert the sugar into alcohol, this juice is then fermented, with yeast, in French and American oak barrels or temperature-controlled stainless steel tanks, depending on variety, vineyard and brand. Lower temperatures between 12°C and 18°C (53°F and 64°F) are considered optimal for quality during this process. The resulting wine is aged on the fine lees in the same tanks as used in fermentation for at least six to eight months in order to obtain fruitiness, body and complexity. Once wines are bottled, premium white wines are aged from two to twelve months in the Company’s wine cellars, depending on the brand.

Late Harvest is a sweet and aromatic dessert wine made from Sauvignon Blanc and Riesling grapes that were left on the vine to over-ripen, resulting in a high concentration of sugar and a reduction in acidity. The vinification process for Late Harvest is similar to that for the Company’s other premium white wines.

Red Varietals and Bi-varietals. The production process for red varietal and bi-varietal wines is similar to that of premium red wines and involves grapes from the Company’s Rapel, Curicó and Maule vineyards. These wines are macerated for a shorter period of time and are stored in stainless steel tanks and non- reactive epoxy-lined cement tanks until bottling. Bottling normally begins approximately six months later.

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

Sources of Grapes and Purchased Wine Grapes are the main raw material in the wine making process. In 2015, approximately 57.9% of the grapes used in the production of premium, varietal and bi-varietal wines were purchased from third parties. In addition, the Company purchased grapes and bulk wine required to produce approximately 82.8% of its popular wines. Prevailing prices for grapes at harvest time reflect market conditions. The wine-making and grape-growing are exposed to different agricultural risks (See Item 3 — “Key Information - Risks Factors – Risks Relating to the Company – Agricultural Risks”). In this regard, agricultural risks could impact the quality and quantity of the Harvest, which is reflected in the volatility that the grape cost has experimented through years.

Company Vineyards. In 2015, approximately 42.1% of the Company’s production of premium, varietal and bi-varietal wines was from grapes grown on the Company’s owned and leased vineyards in Chile. The Company believes that production of its own grapes offers greater control over costs and quality and improves reliability of supply. To that end, the Company continues to expand its grape production, especially in the premium category, in order to support the volume growth and to be able to improve and control the quality of its wines. The Company’s policy is that, to the extent possible, only grapes grown in the Company’s own vineyards are to be used to produce the Company’s premium wines.

Outside Suppliers. In order to satisfy its need for grapes for the production of premium, varietal, bi-varietal and sparkling wine not otherwise met by its own vineyards, as well as its requirements for grapes and bulk wine for 82.8% of its popular wines, the Company buys grapes from approximately 720 independent growers in Chile. The identity of such growers, as well as the amounts purchased from them, does not change significantly from year to year and most of these growers have been selling to the Company for many years. The main criteria used to select independent growers are geographic location, the variety of grapes grown and the grower’s farming methods. With the objective of assuring quality production, the Company offers its suppliers technical assistance based on rigorous criteria similar to that which is applied within its own wineries. The Company also purchases small quantities of grapes from entities in which several of its directors, executive officers or members of their families have an interest. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

In accordance with Chilean wine industry practice, most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year. This renewal is not compulsory and depends on the Company’s demand and seasonal market prices. In order to minimize the risk of crop loss, the agreements are entered into between January and April each year, after the grapes have begun to mature and the size of the crop can be more accurately estimated. Delivery schedules are agreed upon according to the degree of ripeness of each grape variety. The management of these outside vineyards is directed by the Company’s own technical personnel and the Company establishes standards regarding the use of pesticides, cultivation, harvest date, transportation system, sugar, acidity and Ph concentration. Selection of the grapes and approval of their quality is carried out by the Company’s technical department. The price of the grapes is proportional to the estimated alcohol content over 12% in the resulting wine. Payment for grapes obtained from independent growers is made mainly in ten interest-free installments throughout the year. In 2015, the Company had long-term contracts with up to approximately 43% of its growers.

Bulk Wine Purchases. The Company purchases wine in bulk from a number of outside suppliers for the wine used in the production of the Company’s popular wines. The Company’s technical department approves such wine purchases. Payments are traditionally made in ten interest-free monthly installments.

Vinification

The Company seeks to use the latest technology in all areas of vinification while maintaining the wine-making traditions of its founders. The Company has twelve wine-making plants in Chile which turn grapes into premium, varietal and bi-varietal wines. The locations of these plants and their production capacity in 2015 are shown below. Additionally, the Company leases plants, mostly to vinify generic grapes for the production of popular wines.

In Argentina, Trivento owns two plants for the vinification and aging of its wines. Additional capacity to meet its vinification needs is leased from third parties.

 Fetzer in the U.S. owns two plants for the vinification and aging of its wines in Paso Robles and Hopland.

		Production 2015	Production 2014	Production 2013
Plant	Valley	(in million of kilograms)
Owned - Chile
Nueva Aurora	Limarí	12.7	12.1	9.9
Puente Alto	Maipo	12.8	11.0	12.7
Lo Espejo	Maipo	4.1	3.2	3.6
Cachapoal	Cachapoal - Rapel	40.9	32.4	39.4
Chimbarongo	Colchagua - Rapel	74.5	58.9	71.7
Cono Sur	Colchagua - Rapel	28.3	17.9	25.3
Peralillo	Colchagua - Rapel	3.0	2.6	2.7
Las Mercedes	Colchagua - Rapel	11.2	10.5	11.5
Lontué	Curicó	29.9	24.6	27.6
Curicó	Curicó	17.1	15.9	17.3
Lourdes	Maule	28.7	26.9	26.2
San Javier	Maule	51.6	41.1	50.6
Total Owned - Chile		315.0	257.2	298.4

Owned - Argentina:
Trivento	Maipú - Mendoza	16.1	14.6	15.0
Tres Porteñas	San Martín - Mendoza	10.2	8.0	10.9
Total Owned - Argentina		26.2	22.5	25.9

Owned - United States:
Paso Robles	Paso Robles	2.3	3.4	3.0
Hopland	Hopland	17.2	14.6	16.2
Total Owned - United States		19.5	18.0	19.2

In addition, the Company’s facilities at Pirque have the capacity to produce 3.0 million bottles or 2.25 million liters of sparkling wine per year.

The Company uses a combination of epoxy-lined cement tanks, stainless steel tanks and French and American oak barrels to ferment, age and store its wine. As of December 2015, the Company’s total storage and fermentation capacity in Chile was approximately 415 million liters. Total owned capacity in Argentina was 32 million liters. Trivento rents additional storage facilities, as needed, for its operation. In the United States total storage and fermentation capacity was approximately 43 million liters.

The following table shows the Company’s approximate fermentation and storage capacity by type of container for the years indicated:

	December,
Type of Container	2015	2014	2013
Chile:	(in million liters)
Epoxy-lined cement tanks	261.2	261.3	241.6
Steel tanks	142.4	142.3	140.3
European and American oak barrels	11.5	11.3	10.1
Chilean wood casks	0.3	0.3	0.3
Total Chile.	415.3	415.1	392.3

Argentina:
Epoxy-lined cement tanks	17.1	17.1	17.1
Steel tanks	13.5	13.5	13.5
European and American oak barrels	1.1	1.0	1.0
Total Argentina	31.8	31.7	31.7

United States:
Steel tanks	38.4	38.4	38.4
European and American oak barrels.	4.8	5.6	6.7
Total United States	43.2	44.0	45.1

The Company uses American and French oak barrels for the production of all its premium wines, except Late Harvest. Although the use of oak barrels increases the Company’s winemaking costs, the Company believes that it enhances the quality of its premium wines. Oak barrels are purchased in several sizes and are treated prior to delivery in accordance with the Company’s needs. Oak barrels are used for up to two years to produce the highest quality premium wines, such as Don Melchor and are then used for another five years to enhance other wines. As of December 2015, the Company had more than 50,000 European and American oak barrels.

French oak barrels are used to make the Company’s premium Don Melchor, Carmin de Peumo, Gravas del Maipo, Amelia, Terrunyo, Marques de Casa Concha and Trio brand wines, while American oak barrels are used for its premium Casillero del Diablo brand wine. Most of the Company’s stainless steel tanks are fitted with cooling systems to prevent wine from losing quality at higher temperatures. All of the Company’s stainless steel tanks for use during fermentation are equipped with heating and cooling systems to regulate the temperature in the fermentation process.

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

Domestic Distribution. The Company has its own direct distribution capacity through its wholly-owned subsidiary, VCT Chile (former “Comercial Peumo”, since 2015 Comercial Peumo change its name to VCT Chile). It has a network of 15 regional offices to service the entire Chilean national territory and 13 Distribution Centers. Its sales force is made up of 195 salespeople, 13 sales supervisors, 2 business managers, 4 regional sales managers, 1 trade manager and 5 sales managers for all categories. VCT Chile serves approximately 15,000 customers throughout Chile, making it the largest wine-oriented distribution company in Chile. In 2015, the two largest single customers accounted for approximately 18.5% and 24.4% of the Company’s domestic sales in volume and value, respectively.

A wholly-owned subsidiary, Transportes Viconto, transports bulk wine products between the Company’s cellars, production and bottling facilities and delivers wine products to container ships located in Chilean ports. Transportes Viconto relies on a thirteen truck fleet, with a complement of trailers and tanks that had transported 184 million liters in 2015 between the wine storage locations and the bottling plants.

Company Sales - Chilean Markets

Domestic Wine Sales. The Company’s domestic sales in liters, including sales of bulk wine, in 2015, 2014 and 2013 were approximately 65.8 million liters, 62.7 million liters and 59.2 million liters, respectively, resulting in gross revenues of Ch$65,078 million, Ch$59,981 million and Ch$57,233 million, respectively.

The Company’s bulk wine sales fluctuate from year to year because the Company sells bulk wine in the domestic market to reduce excess inventories. In 2015, the ratio of bulk wine sales to total wine sales in the domestic market was practically zero (0.1%).

The Company is the largest wine producer in Chile and according to AC Nielsen, in 2015; the Company had the third largest share of the domestic market with a 28.1% share in terms of volume and a 25.7% share in value. The Company competes in all segments of the branded Chilean market and seeks to keep prices competitive to make its products attractive to consumers. Its variety of brands allows it to target different market segments, from its upscale premium Don Melchor to its popular wine lines, while maintaining a competitive price/quality relationship across the range.

The following tables show the Company’s total domestic wine sales in constant Chilean pesos and liters for each of the calendar years indicated:

	Domestic Wine Sales
	2015		2014		2013
	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%
Bottled wine	65,032	99.9%	59,964	100.0%	57,144	99.8%
Bulk	46	0.1%	18	0.0%	89	0.2%
Total	65,078	100%	59,981	100%	57,233	100%

	2015		2014		2013
	Th. Liters	%	Th. Liters	%	Th. Liters	%
Bottled wine	65,774	100.0%	62,658	100.0%	59,160	100.0%
Bulk	7	0.0%	30	0.0%	19	0.0%
Total	65,780	100%	62,688	100%	59,179	100%

The Chilean wine market can be divided into segments based on the price of a 750 ml bottle. The Company targets the following market segments; Low-end varietal wines with prices up to Ch$2,000; varietal wines with prices ranging from Ch$2,000–2,800; premium wines with prices ranging from Ch$2,800–5,500; super premium with prices between Ch$5,500 – 9,000; and ultra-premium with prices over Ch$9,000.

Local Brands and Prices. The table below lists the Company’s major brands by segments of the Chilean wine market and approximate retail prices for each brand per 750 ml bottle as of December, 2015. Prices do not vary by type of wine within brand category.

Segment	Brand	Approximate Retail Price
		(As of December 2015 Chilean pesos)
Ultra Premium	Carmín de Peumo	94,000
	Don Melchor	78,000
	Gravas del Maipo	60,000
	Terrunyo	20,990
	Amelia	20,990
Super Premium	Marqués de Casa Concha	11,490
	Gran Reserva Serie Riberas	7,290
Premium	Trio	5,190
	Casillero del Diablo	4,290
	Late Harvest (1)	2,490
Sparkling	Subercaseaux	3,690
Varietal	Sunrise	2,190
	Santa Emiliana(2)	1,990
Bi-varietal	Frontera	1,990
Popular(3)	Exportación	1,390
	Exportación Selecto	1,490
	Clos de Pirque	1,008
	Tocornal	896
	Fressco Cooler	843

(1)	Late Harvest is a Sauvignon Blanc dessert wine which is only sold in 375 ml bottles.
(2)	The Company has a license from Viñedos Emiliana to bottle and distribute the Company’s wine domestically under Viñedos Emiliana’s labels.
(3)	Popular wine prices are per 1,000 ml.

Local Competition. The Company competes with a number of other Chilean wineries. The Company’s competitors in the premium segment are large and medium-sized Chilean wineries, mainly Santa Rita, Viña San Pedro Tarapacá S.A. (“San Pedro”), Bodegas y Viñedos Santa Carolina S.A., Viña Undurraga S.A., Viña Errázuriz S.A. and Cousiño Macul S.A. The Company also competes, to a much lesser extent, with small Chilean wineries whose production and sales of premium wines are aimed primarily at export markets. Sales in the popular wine segment are concentrated in wines packaged in Tetra Brik packages. For the Chilean industry in 2015, Tetra Brik sales represented approximately 42.8% of all Chilean sales by volume in the popular wine segment. The Company believes that non-Chilean wineries have negligible sales in Chile because they find it difficult to match the price-value relationship offered by Chilean wineries, especially in the popular wine segment of Tetra Brik and big bottle segment.

Popular wines produced in Chile, including those of the Company; also compete with other beverages such as beer, pisco, spirits and soft drinks. For the two month period ended March, the ratio of popular wine price to beer price decreased to 0.95 in March 2015 from 1.07 in March 2014, explained by higher increase in the beer price in comparison to the increase registered in the wine price. To stay competitive in Chile’s beverage industry, in addition to the efforts to continue gaining market share, the Company has maintained its marketing efforts in the popular wine segment, in addition to the efforts to continue gaining market share. See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategy.”

The following table shows the relationship between popular wine and beer prices, in Chilean pesos, for the years indicated:

Relationship Between Popular Wine and Beer Prices (per liter)

For the two-month period ended March:	2015	2014	2013	2012	2011	2010	2009
Popular average wine price	1,311	1,247	1,264	1,286	1,289	1,050	1,045
Beer average price	1,374	1,163	1,091	1,057	867	822	800
Ratio of popular wine prices to beer prices	0.95	1.07	1.16	1.22	1.49	1.28	1.31

Source: Nielsen Retail Index and Company’s Internal Information. This figure corresponds to the two month period and considers supermarket and traditional retail channel (i.e. liquor and convenience stores).

Domestic Marketing Strategy

In order to increase its market share in the domestic market, the Company is focusing on the most powerful brands in terms of brand health and volume. The Company is seeking to reinforce its share in the popular wine segment and to increase its share in the Premium segment with Casillero del Diablo’s portfolio. 2015 was a good year for Casillero del Diablo, in which volume market share in 750cc bottles increased 0.85% in 2015 to 5.41%, up from 4.56% in 2014.

Distribution is essential in Chile. In order to continue its domestic growth, the Company has to penetrate the market and distribute its wine to as many points of sale possessing alcoholic licenses as possible—including, but not limited to, bars, restaurants, and stores that sell wine—and be the leader in retail, especially given the growth of retail channels in all territories.

Regarding the portfolio of products, the Company is permanently developing new formats and updating the presentation of its products. Advertising methods and marketing strategies differ depending on whether the targeted segment is comprised of potential consumers of the Company’s premium, varietal, bi- varietal, or popular wines. During 2015, the greatest efforts were to continue in advertising on strengthening the Clos de Pirque, Casillero del Diablo and Marques de Casa Concha brands in the market through mass media campaigns, including television, radio, PR and press.

Marketing and Trade Marketing has the challenge to continue with the strong brand health and driving the sales over the market’s normal growth.

Domestic Sales – Other Products. In the past few years, VCT Chile—the distribution subsidiary for the Chilean local market—has entered into new non-wine businesses, especially in the liquor and beer categories. These categories show strong growth and present an expanded business opportunity for the subsidiary. In April of 2008, VCT Chile signed a distribution agreement with SAB Miller—one of the three largest brewers world wide—with the aim of enhancing the Company’s presence in the imported premium beer category. Accordingly, since May of 2008, VCT Chile has distributed all SAB Miller’s portfolio in all distributions channels. In April 2009, VCT Chile signed a distribution agreement with Diageo Chile Limitada and commenced wholesale distribution of Diageo’s products in Chile, which include the different domestic distribution channels, except for the largest supermarket chains. The Diageo’s portfolio covered by the agreement includes Johnnie Walker whisky, Pampero rum, Baileys liquors and Smirnoff vodka. In 2013, VCT Chile entered the non-alcoholic drinks market with Monster in the Chilean market. Today Monster is the second brand in volume and value share in the Chile.

VCT Chile sales of non-wine products in 2015 and 2014 totaled Ch$41,645 million and Ch$41,645 million respectively, with its new business area contributing 42.4% and 41.0%, respectively of sales of VCT Chile.

Company Sales - Export Markets

According to the Exporters’ Association, exports of bottled Chilean wine totaled US$ 1,510 million and 476 million liters in 2015, representing a decrease of 0.4% in value, in US dollar terms, and an increase of 5.5% in volume terms, as compared to 2014.

Export Sales and Competition. The Company is the largest exporter of Chilean wines on both a volume and value basis, with market share in 2015 of 22.8% and 27.4% (including bulk) respectively, according to the Exporters’ Association. The Company’s bottled wine market share by volume and US$ value was 33.3% and 29.7%, respectively. In 2015, the Company’s closest Chilean competitor in the bottled export segment, in terms of volume and US$ value, reported the equivalent of 13.4% and 12.9% in terms of volume and US$ value, respectively.

The following table sets forth the Company’s export market share among Chilean wine producers, as a percentage of both volume and US$ value for the years 2007 to 2015:

Export Market Share
	Total Wine		Bottled(1) Wine
	Volume	US$Value	Volume	US$Value
2007	22.2%	27.4%	34.9%	30.2%
2008	25.4%	28.3%	37.0%	31.4%
2009	23.8%	28.6%	38.4%	32.3%
2010	24.0%	27.8%	36.6%	31.5%
2011	24.3%	26.3%	33.7%	29.7%
2012	23.4%	26.7%	35.4%	31.3%
2013	20.8%	26.3%	33.9%	30.5%
2014	22.9%	27.4%	32.2%	29.7%
2015	22.8%	27.4%	33.3%	29.7%

Source: Vinos de Chile, Exporter’s Association

(1)	Bottled and bag-in-box.

Principal Export Markets. This section describes principal trends and markets for Company sales originated in Chile which include exports to third parties and sales of the Company’s distribution subsidiaries in the UK, Nordic countries, Brazil, Singapore, Mexico and Canada. Company sales in the export market are distributed among the premium, varietal, bi-varietal, sparkling and popular wine segments. The Company also sells bulk wine abroad.

The Company’s bottled export sales in volume in 2015, 2014 and 2015 totaled 204 million liters, 198 million liters and 180 million liters, respectively, resulting in revenues of Ch$423,324 million, Ch$394,308 million and Ch$305,373 in 2015, 2014 and 2013 respectively.

As of December 31, 2015, the Company’s principal regional export markets were Europe, the United States, Asia, South America, Central America and Canada. Each market is unique and there are differences within markets due to variations in local regulations.

	Wine Sales in Export Markets
	2015		2014		2013
	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%
Bottled wine	423,324	99.3%	394,308	99.5%	305,373	99.6%
Bulk	2,872	0.7%	1,877	0.5%	1,146	0.4%
Total	426,196	100%	396,185	100%	306,519	100%

	2015		2014		2013
	Th. Liters	%	Th. Liters	%	Th. Liters	%
Bottled wine	204,408	97.7%	197,984	98.3%	180,113	99.0%
Bulk	4,879	2.3%	3,503	1.7%	1,872	1.0%
Total	209,287	100%	201,486	100%	181,985	100%
22

	Percentage of Export Sales by Volume to Regional Export Markets
	(excluding bulk wine sales)
Market	2015	2014	2013
Europe	51.2%	51.9%	50.9%
United States	11.6%	11.5%	12.5%
Central America, Mexico and the Caribbean	8.5%	8.3%	9.0%
South America	9.4%	10.0%	9.4%
Asia	13.3%	12.3%	11.9%
Canada	3.8%	3.7%	3.8%
Africa/Other	2.3%	2.4%	2.4%
Total	100%	100%	100%

	Sales in Export Markets by Volume to Regional Markets
	2015	2014	2013	Var%	Var%
	Th. liters	Th. liters	Th. liters	2015-14	2014-13
Europe	104,661	102,674	91,728	1.9%	11.9%
United States	23,661	22,779	22,553	3.9%	1.0%
Central America, Mexico and the Caribbean	17,273	16,440	16,187	5.1%	1.6%
South America	19,280	19,730	16,951	-2.3%	16.4%
Asia	27,123	24,289	21,456	11.7%	13.2%
Canada	7,762	7,368	6,846	5.3%	7.6%
Africa/Other	4,649	4,703	4,392	-1.1%	7.1%
Total	204,408	197,984	180,113	3.2%	9.9%

Europe. In 2015, sales to Europe increased by 1.9% in volume terms to approximately 104.7 million liters or 51.2% of Company sales volume in export markets. The Company’s European markets can be subdivided into three areas: Germany and non-wine-producing Western Europe, wine-producing Western Europe (except Germany) and Eastern Europe.

The Company believes that greater market opportunities exist in the United Kingdom, non-wine-producing countries of Western and Eastern Europe and Germany. Out of this group of countries,, the significant countries in 2015 were: the United Kingdom, Sweden, Denmark, Belgium, Norway and Switzerland. Among these countries, the Nordic countries (Finland, Sweden, Norway and Iceland) operate under a state-controlled system where each state purchases wine and sells it in its own stores at the retail level. The Company anticipates that in the future, the monopoly system in these countries may be replaced by a private or semi-private sales structure, but believes that because its brands are well known in these areas, the Company’s sales will not be adversely affected as a result. There can be no assurance, however, that such a regulatory change would not have a materially adverse effect on the Company’s sales to such markets. During 2009, the Company started the operations of its own distribution subsidiaries in the Nordic countries of Sweden, Finland and Norway. These subsidiaries are responsible for the distribution of Concha y Toro, Quinta de Maipo, Trivento, Los Robles and Fetzer wines in these markets and have added some agency brands during the course of the past year introducing the distribution of Emiliana from Chile and Stellenbosch from South Africa. Total sales in these markets in 2015 reached 12.7 million liters, representing a 5.3% increase as compared to 2014 in terms of volume.

In the United Kingdom, the Company continues to broaden direct distribution to all market segments (i.e. multiples, specialists, cash and carry, wholesalers and independent vendors) and to promote on premise consumption (e.g., sales to restaurants, pubs, bars, etc.), mainly through its Concha y Toro, Viña Maipo, Cono Sur, Isla Negra, Trivento, Palo Alto and Fetzer brands. Total sales in the United Kingdom in 2015 reached 60.6 million liters, representing a 3.7% increase as compared to 2014 in terms of volume.

The Company’s marketing strategy in Germany and the non-wine-producing countries of Western and Eastern Europe focuses on expanding the premium wine segment, particularly with the Casillero del Diablo brand and building brand recognition. Sales to Continental Europe decreased 3.1% in volume, impacted by the economic slowdown in Eastern Europe, where Russia and Ukraine diminished the imports of wine considerably during 2015. The Company sees great potential in this region, with the exception of important wine producing countries such as Georgia, Hungary, Bulgaria and Moldova.

In the major wine-producing countries of Western Europe (e.g., Italy, France, Spain and Portugal), where the Company faces greater competition, the Company’s marketing strategy is to shift from sales of small quantities of super-premium wines to higher volume sales of premium wines in the off- trade (supermarkets and wholesale chains).

United States. Sales volume to the U.S. market accounted for approximately 23.7 million liters in 2015 and 11.6% of sales volume in export markets. Volumes increased 3.9% in 2015. According to the Exporters’ Association in 2015 the U.S. market represented 13.0% of total Chilean bottled exports, being the first market in volume, and the Company was the leading Chilean exporter to the United States, with a market share in volume of 39.4% of total Chilean bottled wine exported to the US. Wine markets worldwide are divided into segments according to the price range of the wines and competitors differ from one segment to another. According to the wine classification method generally used in the U.S. market, the Company believes that the following wine categories are a representation of the wines sold by the Company in the United States: ultra premium, super premium, premium and popular premium. The Company believes that the Company’s wines would be classified within such categories as follows: ultra premium —Don Melchor, Amelia and Terrunyo; super premium—Marques de Casa Concha and Gran Reserva Serie Riberas; premium—Trio, Casillero del Diablo, Palo Alto and Xplorador; and popular premium—the Company’s varietal wines and bi-varietals, including Sunrise, Frontera and Viña Maipo varietal wines, among others.

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

Central America, Mexico and the Caribbean. The Company’s 2015 volume sales to Central America, Mexico and the Caribbean totaled 17.3 million liters or 8.5% of the Company’s exports. The main markets for the Company’s products in this region are Mexico, Costa Rica, Panama and the Dominican Republic. The Company has marketed its wines for more than twenty years in most of the countries in this region and the Company believes it is the largest Chilean exporter of bottled wines in all of these countries. Sales in volume terms increased by 5.1%.

VCT & DG Mexico, a joint venture between Concha y Toro and Digrans SA (“Digrans”), established at the end of 2011, started operations in the second half of 2012 and handled the distribution in Mexico. This joint venture is 51% owned by Concha y Toro and 49% owned by Digrans. In 2015 VCT & DG Mexico sold 6.0 million liters, registering an increase of 16.1%.

South America. In 2015, sales to South America dropped by 2.3% in volume terms to approximately 19.3 million liters or 9.4% of the Company’s total exports. Annual sales in Brazil increased 21.0% in terms of volume, as compared to 2014. The Company is currently the leading Chilean wine exporter to most of the South American countries, in most of these countries, the Company’s products are sold through exclusive local distributors, with the exception of Brazil where the Company opened a distribution subsidiary at the end of 2008, and in some countries, the Company’s secondary brands are sold by different distributors. Other significant countries in South America are Colombia, Ecuador and Peru.

Historically, export sales to South America have been limited by economic conditions. Chilean wines have traditionally enjoyed favorable customs treatment in South American countries compared with wine produced by nations outside of the region. This advantage may end as these countries lower their tariffs or follow the global trend toward open market economies.

Canada. In 2015, the Company’s sales to Canada increased 5.3% to approximately 7.8 million liters or 3.8% of the Company’s exports. Canada is the fourth largest national export market for the Company in volume and value terms.

The Canadian market is governed by provincial monopolies in nine of the ten provinces and the three territories. The monopolies (or liquor boards) buy and sell all imported (bottled) and locally produced liquors and wines. Each province is autonomous and each provincial liquor board has its own regulations and policies. Each liquor board is also responsible as guarantor of payments to its suppliers. Because the Canadian market is a controlled market, the buying system is highly concentrated and the marketing policies are strictly regulated. The Company believes that even if privatization of the provincial monopolies takes place, its sales will not be adversely affected because its brands are well-known in Canada. However, there can be no assurance that privatization would not have a material adverse effect on the Company’s sales to the Canadian market. On the first half of 2012, the Company opened a commercial office in Canada to serve the Canadian market. From January 1st, 2015, the Company started to distributes Concha y Toro and Fetzer’s wines in Canada. The distribution of wines is carried out through its distribution subsidiary, Escalade Wine & Spirits Inc., a joint venture between Concha y Toro y Charlton Hobbs (See Item 4 – Business Strategy – Company Sales – Export Markets – Own Distribution Subsidiaries). Escalade Wines & Spirits Inc. (“Escalade”) acts as an exclusive distributor or agent in accordance to the nature of the business in the Canadian Provinces (in certain provinces the distribution is performed directly by “Escalade” and in others by the Governmental Liquor Authorities).

Asia. The Asian market accounted for approximately 27.1 million liters in 2015, equal to 13.3% by volume of the Company’s exports. In 2015, volume sales to Asia increased 11.7% and 9.5% in value, U.S. dollar, consistent with our objective of increasing sales in terms of value at a faster pace than volume. Japan, China, Hong Kong and South Korea grew in 2015 in terms of volume. In 2015, the continued work on brand building and promotional support was fundamental for our strategy of increasing the Company’s presence and value in the region. In 2010, the Company opened its own local regional distribution company based in Singapore which has been fundamental for the performance in Asia and in 2013 the company opened a commercial office in China, a market that the company considers that has a great potential.

Other. The Company’s 2015 sales to countries in Africa and elsewhere totaled 4.6 million liters or 2.3% of the Company’s exports by volume. The largest market in this category is Mozambique. The first quarter of 2012 the Company opened an office in South Africa to serve this market.

Bulk Wine Exports. In 2015, the Company sold 4,879 thousand liters of bulk wine overseas representing 2.3% of its exports by volume. Bulk wine sales are a spot business with no long-term commitments. Sales depend on price and availability of wine in Chile and other wine growing countries. The Company purchases almost all of the bulk wine it exports from outside suppliers. The Company expects bulk wine sales to diminish in significance as it continues to promote bottled wine sales. However, bulk wine sales may continue in countries depending on price, demand and availability for such wines.

Distribution in Export Markets. The Company’s products are distributed in approximately 147 countries by independent distributors, including four governmental liquor authorities. In most countries, the Company sells wine through a second and third distributor under the brand names of its subsidiaries Cono Sur, Maipo and Canepa. The Company sells mostly “F.O.B. Chilean port” to its distributors in export markets.

In 2015, the United Kingdom, the United States, Japan, Canada and Brazil were the Company’s five largest national export markets and accounted for 58.6% of the Company’s exports by volume and 59.9% by value. The Company believes that its success in export markets is based on developing good relationships with established distributors and the good price-to-quality ratio of its products. The Company has written agreements with most of its distributors.

Independent Distributors. The Company’s exclusive agent and importer in the United States was Banfi, which imported and re-sold the Company’s products to distributors who service all 50 states. Banfi was the Company’s largest single customer in 2010, purchasing approximately 2.8 million cases of wine which represented 15.3% and 13% of the Company’s Chilean export sales by volume and value, respectively. With the creation of Excelsior Wine Company LLC, in July 2011, a joint venture between Concha y Toro and Banfi, only 32.2% of the bottled volume (including Argentina and the US) is sold by independent distributors. Sales to the Company’s five largest distributors, excluding Banfi, represented 8.4% in 2015 and 7.7% in 2014 of the total sales.

Government Liquor Authorities. In Canada and the Nordic countries, the Company’s wine is sold through government liquor authorities. In such countries, products may be offered as a general listing or a specialty listing. General listings are those that are purchased by liquor boards on a regular basis and require a minimum sales level per period (which varies depending on the Canadian province and from country to country in the Nordic countries). Sales to government liquor authorities represented 7.2% and 7.7% of the Company’s total sales (including Argentina and the US) by volume and value, respectively, in 2015. In all provinces in Canada, the Company operates with agents that work on a commission basis and are responsible for promotion and public relations. The exceptions are Alberta and British Columbia where the local liquor boards are buying from our agents or distributors.

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

During 2014 the Company through its Canadian subsidiary Concha y Toro Canada, Ltd. entered into an agreement with local distributor Charlton Hobbs, to create a new company called Escalade Wine & Spirits Inc. This Company acts as exclusive distributor of the Company in the Canadian territories of British Columbia, Yukon, Nunavut, Alberta and Northwest territories.- In the same year the Company through its wholly owned subsidiary VCT Group of Wineries Asia Pte. Ltd., entered into a joint venture with Japanese entities Mercian Corporation and Mitsubishi Corporation which incorporated an affiliated called VCT Japan Company Ltd. to participate directly in the Japan’s wine supply chain to distribute some of the products of Concha y Toro that weren’t being distributed by the current distributors in the Japanese market.

Commercial Offices

During 2012 the Company established two new subsidiaries/commercial offices: one is based in Canada and the other is based in South Africa to serve the Africa and Middle East markets. At the beginning of 2013, the Company opened a new office in Shanghai to serve the Chinese market. This same year the a Company opened new commercial office was in France to serve the European market with the products of Viña Cono Sur S.A., one of the Company’s wholly- owned subsidiaries. During the end of year 2013 and the beginning of 2014 the Company established a new commercial structure in Brazil to serve the local wine retail market.

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

At the same time the Company has diversified its market scope by developing a portfolio of subsidiary wineries aiming to reach more consumers and strengthening its distribution channels. Its main subsidiaries are Viña Cono Sur, Viña Maipo, Viña Palo Alto, Viña Maycas del Limarí, Trivento Bodegas y Viñedos and Fetzer Vineyards.

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

The Company is seeking to focus future growth in export markets on the sale of premium and varietal wines. The Company believes future growth is possible if the Company is successful in the following efforts:

●	improving the quality of its wines as a result of state-of-the-art technology used by the Company in the vinification process and vineyard management;

●	increasing production from current and new vineyards;

●	changing perception of consumers, especially in the United Kingdom and the United States, with respect to the quality of Chilean wines, thereby creating a growth opportunity for the Company for its premium and higher-priced wines;

●	launching new products;

●	marketing efforts and upgrading packaging for all product lines with a special focus on its global brand Casillero del Diablo; and

●	promotional and advertisement campaigns seeking consumer engagement, including on premise sales (e.g., sales to restaurants, pubs, bars, etc.).

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

Company Sales - Argentina

Argentine Business. In 1996, Concha y Toro began operations in Argentina with the establishment of Trivento winery, located in Mendoza. In recent years the subsidiary has experienced important growth and has become Argentina’s third largest export winery in terms of volume, with a 6.7% of market share of wine exported from Argentina in 2015. The operating assets of Trivento primarily include a total of 1,209 arable hectares of land, with 1.142 hectares planted, cellars with a capacity of 31.8 million liters and other wine-making equipment. In 2015, Trivento had revenues of Ch$35,967 million and sales of 2.6 million cases.

Trivento bottled exports amounted to Ch$ 20,704 million and shipments of 1.1 million cases, representing a 19.5% increase in value and an increase of 3.4% in the volume exported. This situation is partly driven by the increases in the average price, a consequence of the repositioning of the brand in higher price points. Trivento also exported 8.0 million liters of bulk wine, some of which were shipments to Company’s subsidiaries and bottled under Company’s brands.

Domestic bottled sales were Ch$ 6,549 million in 2015 and Ch$ 4,190 million in 2014, with a volume of 513 thousand cases in 2015 and 428 thousand cases in 2014. The increase is partly explained by the domestic economic conditions, where increases in prices were possible during 2015, matching the higher costs by the inflation registered in Argentina. Sales in the domestic Argentine market are concentrated in the popular bottled category. In addittion, domestic sales represent less than 1% of the company’s total sales.

	Trivento Winery - Bottled Sales by Volume
	Export volume	Domestic volume
	(cases)	(cases)

2008	1,675,000	943,600
2009	1,636,000	924,000
2010	1,753,000	863,000
2011	1,306,000	679,000
2012	1,224,000	590,000
2013	1,111,000	494,000
2014	1,082,262	427,977
2015	1,119,473	512,502

Company Sales – United States

Fetzer. The operating assets of Fetzer primarily include a total of 472 hectares of land, with 468 hectares planted, cellars with a capacity of 43 million liters and other wine-making equipment. In 2015 Fetzer total sales registered Ch$70,903 million and sales of 2.5 million cases and in 2014, had revenues of Ch$63,041 million and sales of 2.5 million cases. During 2015, Fetzer’s bulk wine sales totaled 1.1 million liters in the domestic market.

Affiliated Companies

Viña Almaviva. In 1997, the Company and Rothschild S.A. formed a joint venture company, Viña Almaviva, to produce a “Primer Orden” or first- growth wine in Chile. The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto, Maipo Valley in exchange for 50% of the capital stock of Viña Almaviva.

In 2015, Viña Almaviva’s ordinary sales amounted of Ch$7,046 million, Ch$7,218 million in 2014 and Ch$5,740 million in 2013. Almaviva’s main markets are United Kingdom, United States, Hong Kong, Japan and China. In 2015, 2014 and 2013, the Company recognized net income from Viña Almaviva in the amounts of Ch$1,362 million, Ch$1,146 million and Ch$1,007 million, respectively, in accordance with the equity method.

Industria Corchera. In November 2000, the Company acquired 49.6% of Industria Corchera. Currently the Company’s share in Industria is 49.96%. In 2015, Industria Corchera’s total sales amounted to Ch$13,082, in 2014 Ch$13,454 million and in 2013 Ch$11,067 million. The Company in 2015 recognize a loss of Ch$78, in 2014 and 2013 recognized income from Industria in the amounts of Ch$189 million and Ch$98 million, respectively, in accordance with the equity method. In 2014 the Company, through Industria Corchera, got the ownership of 44.9667% of another cork manufacturer called Corchera Gomez Barris S.A..

Southern Brewing Company Inc. (“Kross Beer”). In May 2011, the Company acquired 40% of the total shares of Kross Beer. The total price of the shares acquired amounted to Ch$1,400 million. In 2015, 2014 and 2013 Southern Brewing Company had revenues of Ch$2,876 million, Ch$1,350 and Ch$797 respectively. The Company recognized net income from Southern Brewing Company in accordance with the equity method, in the amounts of Ch$103 million, Ch$39 and Ch$39 million in 2015, 2014 and 2013 respectively. During year 2014 the Company increased its participation in Southern Brewing Company to 49%.

Excelsior Wine Company. On July 13, 2011, Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. entered into an agreement with Banfi Vintners, former distributor of Concha y Toro’s products in United States, to create a new company, called Excelsior Wine Company, LLC. to be registered in Delaware State, US. Excelsior Wine Company, LLC. will be managed by Banfi and VCT USA, Inc. Excelsior Wine Company, LLC. imports in the United States the Chilean wines of Concha y Toro and the Argentine wines of Trivento in the United States. The Company has the ownership of 50% of the total shares of Excelsior Wine Company, LLC. Also, Excelsior distributes the brands “Little Black Dress” and “Five Rivers” that belong to the Company’s subsidiary in California, Fetzer Vineyards. Sales of Excelsior totaled Ch$ 90,584 million in 2015, Ch$ 64,850 million in 2014 and Ch$ 56,390 million in 2013. In 2015, the Company recognized net income from Excelsior in accordance with the equity method in the amounts of Ch$4,262 million in 2014, Ch$2,406 million in 2014 and Ch$744 million 2013.

Escalade Wine & Spirits Inc. On December 5th, 2014, Viña Concha y Toro S.A. through its Canadian subsidiary Concha y Toro Canada, Ltd. Entered into an agreement with local distributor Charlton Hobbs, to create a new company between them, called Escalade Wine & Spirits Inc. The purpose of this joint venture is to strengthen the sales in the Canadian market. The Company through a subsidiary has the 50% of the total shares of Escalade Wine & Spirits Inc. Sales of Escalade totaled Ch$ 4,595 million in 2015 and Ch$ 50 million in 2014. In 2015, the Company recognized net income from Escalade in accordance with the equity method in the amounts of Ch$25 million.

Alpha Cave Comercio de Vinhos S/A. On October 18, 2013, Viña Concha y Toro S.A. through its wholly owned Brazilian subsidiary, VCT Wine Retail Participacoes Ltda. Entered into an agreement with local retailers, and acquired interest in a local Brazilian stores of groceries and wines, through an entity called Alpha Cave Comercio de Vinhos S/A Inc. The Company through its subsidiary has the 35% of the total shares of Alpha Cave Comercio de Vinhos S/A.

VCT Japan Company Ltd., On June 17, 2014 through its wholly owned subsidiary VCT Group of Wineries Asia Pte. Ltd., entered into a joint venture with Japanese entities Mercian Corporation and Mitsubishi Corporation and incorporated an affiliated called VCT Japan Company Ltd. to strengthen the sales in the Japanese market of some products of Concha y Toro and its subsidiaries that weren’t being distributed by the current distributor in the Japanese market. The Company through its subsidiary has the 41% of the total shares of VCT Japan Company Ltd. Sales of VCT Japan totaled Ch$ 278 million in 2015. The Company recognized a loss from VCT Japan in accordance with the equity method in the amounts of Ch$21 million in 2015 and Ch$17 million in 2014.

Sustainability

Our century-old experience in producing superior quality wines has not only made Viña Concha y Toro a world-class player in the wine industry, but it has also provided enough experience to know with absolute conviction that sustainability is an essential and necessary value to attain global leadership. Viña Concha y Toro incorporates sustainability into its corporate vision integrating, in a balanced way, economic, environmental and social dimensions. The winery considers that it is essential to care for the environment throughout the production and distribution of its products, the development of its employees, people and communities where it operates, along with responsible economic growth.

Since 2012, Concha y Toro has a sustainability strategy, addressed through a top-down approach, starting with the vision and mission at its highest point, followed by six strategic pillars. Each pillar has its own specific foci, which result in specific initiatives, planned on the short, medium and long term.

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

Viña Concha y Toro makes an inventory of its emissions of greenhouse gases (GHGs) since 2007. The emissions record has become a tool to identify opportunities to reduce the environmental footprint of the company. The measurement uses the guidelines set forth in the International Protocol for Wine GHG Emissions Calculation, which separates the sources of GHG emissions according to three areas or scopes that include the company’s direct and indirect emissions.

During 2014, the company managed to reduce by 14% direct GHG emissions (Scope 1), registering a decrease of 36% in fugitive emissions of refrigerant gases, due to improvements in the maintenance of equipment and the introduction of new technologies. In the case of indirect GHG emissions associated with electricity consumption (Scope 2), there was a reduction of 15% over the previous year. The company’s Scope 3 emissions, which include those generated in the production and/or transportation of supplies and the distribution of products also decreased, which is particularly relevant given that they account for 80% of the company’s carbon footprint. This is due mainly to lower grape transportation resulting from the fall in production because of the frosts that affected the 2014 grape harvest, with a reduction of 26% of associated emissions and an increase of those generated by the transportation of product for the domestic market.

Viña Concha y Toro was the first winery in the world to measure its water footprint, a process that began in 2010 and has been maintained over time. This is used to quantify the consumption and pollution of fresh water throughout the entire production process, which has led to the conclusion that in this aspect the company’s operations have no significant negative impact on surrounding communities and the environment.

The company has implemented a drip irrigation system that covers almost 100% of its vineyards, which can achieve efficiencies in the use of water close to 90% in the agricultural area. Moreover, the company has also implemented washing and sanitizing procedures in the areas of winemaking and operations aimed at minimizing water consumption and pollution. Viña Concha y Toro’s water footprint is verified by an external company annually. In 2014, it registered 56 liters of water per 125 ml glass of wine produced, a figure 53% lower than the industry average.

Viña Concha y Toro’s commitment goes beyond its operations, including the conservation of the biological environment. The flora and fauna living in native forests and waterways within the company’s estates are in good state of conservation, coexisting with the wine production of a world-class company.

The company has a Native Forest Conservation Program that seeks to protect more than 3,270 hectares of sclerophyll forest and scrub in its estates, located in the regions of O’Higgins and Maule. After their registration with the National Forestry Corporation (CONAF), Viña Concha y Toro voluntarily agreed not to exploit them and to work on their conservation and protection. In addition, the winery planted native species to restore certain areas in the Rauco and La Granja estates affected by livestock farming and biomass extraction respectively.

During 2015 the company continued doing biodiversity inventories of flora and fauna with the support of the Institute of Ecology and Biodiversity (IEB). Specifically, it did inventories of the native forests inside the Santa Raquel estate, which means that 100% of the total protected area within its properties has been inventoried.

Viña Concha y Toro aims to maintain a comprehensive certification system that allows to continuously improve its processes, as part of a competitiveness strategy, in order to position itself as a leader in sustainable practices. During 2015, the winery and its subsidiaries achieved the recertification of the National Sustainability Code of Wines of Chile with 97% of compliance. This certification system is voluntary and proves the company’s commitment with environmental and social management. Also, the winery was certified under the Clean Production Agreement II (APL II), which serves as a management tool to improve productive, environmental, and occupational health and safety conditions, as well as efficient use of energy and water, among others.

Since mid-2015 Viña Concha y Toro works with a Corporate Ethics Standard. Through this tool, the company set out the principles underpinning its ethical management system. This system is based on the company´s internal principles and values established in its Code of Ethics, and it gathers at the same time the ethical requirements of clients.

Furthermore, during 2015, the company joined the “Dow Jones Sustainability Index Chile”, Viña Concha y Toro was recognized as one of 12 companies that make up the index DJSI Chile, which fulfilled certain sustainability criteria better than industry peers.

The risks associated with not having a sustainability strategy are that the markets begins to generate requests that the company is unable to address in the time required. The requirements on sustainability are growing; this is the reason why the company has faced the issue proactively. More information is available in the 2014 Sustainability Report.

Government Regulation

Chilean Regulation. The Company is subject to the full range of governmental regulations generally applicable to companies engaged in business in Chile, such as labor laws, social security laws, public health, consumer protection, environmental laws, securities laws and anti-trust laws, as well as regulations to ensure sanitary and safe conditions in the production, bottling and distribution of beverages. The main regulatory entity for Chilean sociedades anónimas (Corporation) is the Superintendencia de Valores y Seguros de Chile (“Superintendence of Securities” or “SVS”).

Alcoholic Beverages Regulations. The Company is subject to regulation in the production and distribution of alcoholic beverages. Chilean law regulates which beverages come within the scope of regulation as “alcoholic beverages”, the type of alcohol which can be used in the manufacture of alcoholic beverages, the additional products that can be used in the production of certain alcoholic beverages and the packaging and labeling and procedures that must be followed to import alcoholic beverages. The manufacturing and bottling of alcoholic is subject to supervision by the Chilean Agricultural and Livestock Service, which inspects plants on a regular basis.

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

A new Environmental Ministry having the responsibility of defining all environmental policies and strategies was formally created (pursuant to Law 20417). The Ministry has an Under Secretariat with six different divisions to undertake various environmental matters. Along with the new Ministry, the law also created the Environmental Impact Evaluation Service (EIES), which is in charge of environmental authorizations and permits and coordinates the actions of all governmental entities that are required to be involved in the EIA System.

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

Trademarks. The Company has Chilean registrations for the principal trademarks used in its business, including Concha y Toro, Casillero del Diablo, Don Melchor, Amelia, Terrunyo, Trio, Sunrise, Frontera, Tocornal, Maipo, Fressco and San José. Trademarks registered by subsidiaries include Viña Maipo, Cono Sur, Bicicleta, Silencio, Isla Negra, Palo Alto, Maycas del Limarí and Trivento, Eolo, etc. While the Company also has foreign registrations for many of these trademarks in most of its principal export markets, it does not have registrations for all of its trademarks in all of its export markets. As a result of the Fetzer acquisition the Company acquired a portfolio of brands which includes: Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary and the license of the brand Little Black Dress wines. The Company believes that its brands and trademarks are important to its business and is seeking to protect them through registration in many countries where they are not currently recorded.

C.	Organizational Structure

The following table lists the significant subsidiaries and affiliates of the Company, the percentage of direct and indirect ownership by the Company and the respective country of incorporation:

Subsidiary	Direct and Indirect Ownership	Country of Incorporation
Inversiones Concha y Toro SpA	100.0%	Chile
Inversiones VCT Internacional SpA	100.0%	Chile
Comercial Peumo Ltda.	100.0%	Chile
Viña Cono Sur S.A.	100.0%	Chile
Sociedad Exportadora y Comercial Viña Maipo SpA	100.0%	Chile
Sociedad Exportadora y Comercial Viña Canepa S.A.	100.0%	Chile
Viña Maycas del Limarí Ltda.	100.0%	Chile
Transportes Viconto Ltda.	100.0%	Chile
Bodegas y Viñedos Quinta de Maipo SpA	100.0%	Chile
Concha y Toro UK Limited	100.0%	United Kingdom
Cono Sur Europe Limited	100.0%	United Kingdom
Trivento Bodegas y Viñedos S.A.	100.0%	Argentina
Finca Lunlunta S.A.	100.0%	Argentina
Finca Austral S.A.	100.0%	Argentina
VCT Brasil Importación y Exportación Limitada	100.0%	Brazil
VCT Wine Retail Participacoes Ltda.	100.0%	Brazil
Alpha Cave Comércio de Vinhos S/A	35.0%	Brazil
VCT Sweden AB	100.0%	Sweden
VCT Finland OY	100.0%	Finland
Concha y Toro Norway AS	100.0%	Norway
VCT Norway AS	100.0%	Norway
Viñedos Los Robles SPA	100.0%	Chile
Viña Cono Sur Orgánico SpA	100.0%	Chile
Viña Almaviva S.A.	50.0%	Chile
Industria Corchera S.A.	50.0%	Chile
Corchera Gómez Barris S.A.	45.0%	Chile
VCT Group of Wineries Asia Pte. Ltd	100.0%	Singapore
Fetzer Vineyards	100.0%	United States
VCT USA, Inc	100.0%	United States
Eagle Peak States, LLC	100.0%	United States
Excelsior Wine Company LLC	50.0%	United States
VCT Africa & Middle East Proprietary Limited	100.0%	South Africa
VCT México S.R.L. de C.V.	100.0%	Mexico
VCT& DG México S.A. de C.V.	51.0%	Mexico
Concha y Toro Canada. Ltd	100.0%	Canada
Escalade Wines & Spirits Inc.	50.0%	Canada
Southern Brewing Company S.A.	49.0%	Chile
Gan Lu Wine Trading (Shanghai) Co., Ltd.	100.0%	China
Cono Sur France S.A.R.L	100.0%	France
VCT Japan Company Ltd.	41.0%	Japon

D.	Property, Plant and Equipment

The Company’s headquarters are located at Nueva Tajamar 481, Las Condes, Santiago. The Company owns 17,040 hectares of land throughout Chile and owns 1,210 hectares of land in Argentina and 473 in the United States. Of these, approximately 11,848 hectares are suitable for planting vineyards and as of December 2015, 10,804 hectares were planted with vineyards. A majority of the remaining hectares are comprised of roads, hills and riverbanks. The remainder is used for vinification and bottling plants, cellars and other buildings. None of the Company’s properties that are material to its business are mortgaged or otherwise encumbered.

As described in the section Item 4 — “Information on the Company — Business Overview — Vineyards.”, the Company leases 597.6 hectares, comprising four leases in the Maipo Valley, three leases in the Casablanca Valley, two leases in Colchagua Valley and one lease in San Luis Obispo. All of these are long term leases expiring between 2018 and 2036.

The Company’s main equipment assets include harvesting machinery, grape crushers, concrete and stainless steel tanks and barrels. As of December 31, 2015, Concha y Toro’s aggregated winemaking and cellar capacity in Chile was approximately 415.3 million liters including 48 thousand barrels. In the Mendoza region, Viña Trivento owns two vinification and cellar facilities and a bottling plant with a total capacity of 31.8 million liters and in the United States Fetzer owns two facilities with a total capacity of 43.2 million liters.

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

Although the Company believes that it is in compliance with all applicable environmental regulations, it is still in the process of improving the water treatment systems in all of its manufacturing plants. The Company has water treatment plants or systems, owned or contracted to third parties, in all of its plants. During 2015 and 2014, the Company invested in water treatment plants resources amounting to Ch$1,054 million and Ch$950 million, respectively. Total investment in assets oriented towards environmental improvements totaled Ch$2,495 million and Ch$2,800 million in 2015 and 2014, respectively.

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

Overview

Concha y Toro is principally a vertically-integrated wine producer. The Company is the largest producer of wine in Chile and also owns a winery in Argentina, Trivento Bodegas y Viñedos and a winery in the United States, Fetzer Vineyards. The Company is Chile’s leading bottled wine exporter, top-selling winery in the domestic market, third bottled wine exporter by volume in Argentina and eleventh in volume sales in United States.

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

Consolidated sales in 2015 were Ch$636,194 million, representing a 9.1% increase over 2014. A positive performance in the foreign markets and Chilean domestic market contributed to this result.

Company sales outside of Chile represented 81.1% of the sales revenues and were denominated in foreign currencies: in United States dollars, Sterling Pounds, Euros, Canadian dollars, Argentine pesos, Brazilian reais, Mexican peso and Swedish and Norwegian crowns. In general, the exposure to foreign currencies could affect the results of the Company. To mitigate the impact of this scenario as much as possible, the Company is applying a multi-currency strategy in line with its diversification in sales and hedges upcoming cash flows.

In 2015, Concha y Toro had a Gain attributable to shareholders of the controller of Ch$49,797 million, representing a 33.2% increase in comparison to 2014.

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

The Company and its subsidiaries have recognized impairment for obsolescence of raw materials, finished products, products in-process and supplies on the basis of technical reports and on turnover level of stocks maintained and /or from the assessment of its use in the future. For 2015, 2014 and 2013, the recognized impairments totaled ThCh$4,339,943; ThCh$5,320,457 and ThCh$3,336,798; respectively.

b)	Goodwill

Goodwill generated by the acquisition of investments is not subject to amortization and, at at each year-end or when otherwise required due to significant adverse changes, impairment testing is conducted. The recoverable amount is the greater between the fair value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. The approaches are commonly used in business valuations and used on the goodwill associated with the Fetzer Vineyards Value are:

Income approach, that focuses on the income-producing capability of the entity. The most widely used methodology is the discounted cash Flow (DCF) For the DCF analysis the following variables were used:

-	Expected after-tax, debt-free cash flow from operations where the key driver is estimated net sales at rates consistent with internal budgets.
-	Expected new capital expenditures which are consistent with internally developed budgets.
-	Weighted Average Cost of Capital; which during 2015 was 9.75%, considering Company specific risk premium of 1.8% and Small company risk premium of 1.8%. During the prior three years the weighted average cost of capital has not varied material. External market conditions could have a significant impact on the future WACC used and could have a material impact on the estimated value of the CGU.

Market Approach, that measures value based on what other purchasers in the market have paid for businesses, or interests in businesses that can be considered reasonably similar to the subject business. Valuation multiples are considered based on financial information available and share price data for the selected guideline companies, as well as forward looking revenue and earnings estimates. Selected multiples for Fetzer during 2015 were determined based on market. Valuation multiples are calculated utilizing actual transaction prices and operating data from target companies deemed reasonably similar to the subject business.

The determined multiples for the current (2015) and next year (2016) as follows:

	2015	2016
Revenue	1.8	1.8
EBITDA	17.7	15.2

Based on the methodologies described above the estimated fair value of Fetzer was substantially in excess of the cost basis and no impairment of goodwill was recorded during the year ended December 31, 2015.

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

The Company reviews property, plant and equipment and amortizable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated total undiscounted future cash flows directly associated for each Cash Generating Unit (CGU) is identified and compared to the carrying amount of CGU. If this comparison indicates that there is impairment, the amount of the impairment is calculated by comparing of fair values against, discounted cash flows to determine the recoverable amount between them and then compare to de carrying amount. (See Note 2.14 of the Consolidated Financial Statements).

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

Derivatives are recorded by their fair value as of the date of the statement of the financial position. If this value is positive, these are recorded under item “Other financial assets” and if its value is negative, these are recorded within item “Other financial liabilities”, illustrating the change in its fair value in the comprehensive statement of income as described as follows, pursuant to the type of hedging to which it correspond (See Note 2.6.7 of the Consolidated Financial Statements):

-	Fair value hedging
-	Cash Flow hedging
-	Net Investment Hedging

The fair value of the different derivative financial instruments is calculated using the following procedures:

-	For derivatives quoted in an organized market, the quoted price at year-end is used.
-	For derivatives not quoted in organized markets, the Group measures them using the discount of expected cash flows and generally accepted option valuation models on the basis of market conditions, from both, cash and futures at year-end

e)	Biological Assets

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

As of December 31, 2015, the sensitivity of the value for post-employment benefits before variations in the discount rate of 1% in the case of an increase in the rate represents a decrease of ThCh$195,767 (ThCh$176,973 as of December 31, 2014) and in case of a decrease in the rate represents an increase of ThCh$213,706 (ThCh$192,572 as of December 31, 2014).

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

	Year Ended December 31,			% Change	% Change

	2015	2014	2013	2015/2014	2014/2013
Revenues	100.0	100.0	100.0	22.6%	6.1%
Cost of sales	-61.5	-62.2	-65.5	16.4%	2.8%
Gross profit	38.5	37.8	34.5	34.4%	13.0%
Selling and administrative expenses(1)	-27.1	-26.9	-26.8	22.9%	16.8%
Income (losses) from operating activities (2)	11.6	11.1	7.9	73.3%	0.6%
Non-operating income(3)	0.9	0.8	0.6	48.1%	-21.4%
Non-operating expenses(4)	-2.0	-2.1	-2.3	12.0%	11.0%
Foreign currency transaction gain, net and Income (expenses) by adjustment units.	0.0	-0.1	2.7	-105.4%	34.3%
Income tax expense	-2.6	-3.2	-1.8	110.0%	-16.3%
Net income attributable to equity holders of controlling interest	7.8	6.4	7.0	12.7%	10.5%

(1) Includes Distribution cost and Administrative expenses
(2) Includes Gross Profit, Distribution cost and Administrative expenses and Other Income.
(3) Includes Financial Income and Equity in income of associates accounted for using the equity method.
(4) Includes Other expenses and Financial expense.

	Revenue Breakdown (in million Ch$)
	Year Ended December 31,			% Change	% Change
	2015	2014	2013	2015/2014	2014/2013
Domestic market – wine	65,078	59,981	57,233	8.5%	4.8%
Domestic market – other products	47,968	41,645	31,955	15.2%	30.3%
Export markets	426,196	396,185	306,519	7.6%	29.3%
Argentina domestic	6,748	5,040	6,684	33.9%	-24.6%
Argentina exports	18,719	15,794	13,672	18.5%	15.5%
U.S.A. (Fetzer)	64,145	57,127	51,066	12.3%	11.9%
Other	7,341	7,542	8,492	-2.7%	-11.2%
Total revenues	636,194	583,313	475,622	9.1%	22.6%
33

		Sales of Bottled Wine Breakdown
		Sales (in million Ch)		% Change
	2015	2014	2013	2015/2014	2014/2013
Domestic market – wine	65,032	59,964	57,144	8.5%	4.9%
Export markets	423,324	394,308	305,373	7.4%	29.1%
Argentina domestic	6,549	4,190	6,035	56.3%	-30.6%
Argentina exports	18,150	15,794	13,672	14.9%	15.5%
U.S.A. (Fetzer)	62,447	55,587	50,921	12.3%	9.2%

		Sales (in thousand liters)		% Change
	2015	2014	2013	2015/2014	2014/2013
Domestic market – wine	65,774	62,658	59,160	5.0%	5.9%
Export markets	204,408	197,984	180,113	3.2%	9.9%
Argentina domestic	4,613	3,852	4,449	19.7%	-13.4%
Argentina exports	8,643	8,813	8,712	-1.9%	1.1%
U.S.A. (Fetzer)	17,801	18,448	19,958	-3.5%	-7.6%
34

Year ended December 31, 2015 compared to year ended December 31, 2014

(Figures expressed in Chilean pesos (Ch$))

	2015	2014	Change 15/14
Volume (million 9 liter cases)	37.0	35.6	3.7%
Wine	34.3	33.2	3.4%
Others	2.6	2.5	8.1%
Revenues (million Ch.$)	636,194	583,313	9.1%
Wine	580,860	534,821	8.6%
Others	55,334	48,492	14.1%
Cost of Sales (million Ch.$)	391,505	360,131	8.7%
Wine	350,676	325,087	7.9%
Others	40,829	35,044	16.5%
Gross Margin (million Ch.$)	244,689	223,182	9.6%
Wine	230,184	209,734	9.8%
Others	14,505	13,448	7.9%
Selling and administrative expenses(1) (million Ch.$)	172,453	159,300	8.3%
Wine	160,138	148,966	7.5%
Others	12,315	10,334	19.2%
Income (losses) from operating activities (million Ch.$)	72,236	63,882	13.1%
Wine	70,045	60,768	15.3%
Others	2,190	3,114	-29.7%

(1)	Includes Distribution cost and Administrative expenses.

Revenues. In 2015 total revenues increased 9.1% to Ch$ 636,194 million from Ch$583,313, million in 2014. Higher commercialized volumes of 3.4%, premiumization of sales, and a positive impact derived from the exchange rate fluctuations explained the increase in sales.

Wine. Total revenues from wine sales increased 8.6% to Ch$ 580,860 million from Ch$ 534,821 million in 2014. The growth was led by higher commercialized volumes; a premiumization of sales; and a positive effect derived from exchange rate fluctuations

Domestic Market Wine. Total domestic wine sales (including bulk) increased by 8.5% to Ch$65,078 million in 2015 from Ch$59,981 million in 2014. The increase in sales is explained by higher commercialized volumes 4.9% totaling 7.3 million nine liter cases in comparison to the 7.0 million nine liter cases registered in 2014. In addition, the average sales price rose 3.3% reaching Ch$988.7 per liter.

The increase in value reflects higher sales in the Premium segment (17.2%) as well in Non-Premium segment (5.1%). In terms of volume, both categories (Premium and Non-Premium) also registered increases of 20.9% and 3.7%, respectively. Premium (and above) categories represented 8.3% of the domestic volume and 30.2% of the domestic sales in Chilean pesos. The growth is the resultant of the strategy and focus on growth in this segment which has sought to protect the value of our brands and focus ourselves strongly on wholesalers, liquor stores and trade channels (such as restaurants, caterers, hotels, bars and pubs).

According to AC Nielsen, domestic sales reached an inflection point during 2015, registering an increase of 4.4% in volume, leaving behind years of declining in volumes. In this scenario, Concha y Toro increased its market share to 28.1%, in comparison to the 27.1% registered in 2014, in terms of volume.

Export Revenues. Total export sales from Chile and distribution subsidiaries increased 7.6% to Ch$426.196 million as compared to Ch$396,185 million in 2014. The increase in sales was driven by higher commercialized volumes during the period (3.9%). In addition, Export Sales were beneficiated by a positive effect that came from the exchange rate due to the depreciation of the Chilean peso against U.S. dollar (14.8%) and Sterling pound (6.5%). The upside was partially offset by the appreciation of Chilean peso against the Brazilian Real (19.0%); Euro (4.1%); Norwegian (10.4%) and Swedish (6.7%) crowns; Mexican peso (3.8%); and Canadian dollar (0.9%).

Despite the difficult economic environment that affected consumption in 2015, we experienced increased sales volumes in most of export regions led by Asia, Canada, Central America & Caribbean, United States and Europe, where bottled sales increased 12%, 5%, 5%, 4% and 2%, respectively.

Argentine Operations. Total sales from the Argentine operation (excluding shipments to distribution subsidiaries) registered an increase of 22.2% to Ch$25,467 million in comparison to Ch$20,833 registered in 2014, as a resultant of higher average sales price in domestic and export markets; higher commercialized volumes in domestic market (7.5%); offset by drops in volume in export markets (3.6%).

In 2015, export sales totaled 1.1 million nine liter cases. Regarding the domestic market, the 2015 registered an increase in commercialized volume totaling 600 thousand of nine liter cases. The average sales price registered in the domestic market increased 13.6% reaching US$2.15 per liter in 2015. In export markets the average sales price rose 1.9% to US$3.20 per liter in the period.

U.S.A. (Fetzer). During 2015, Fetzer’s total sales (excluding shipments to distribution subsidiaries) increased 12.3% totaling Ch$64,145 million in comparison to Ch$57,127 registered in 2014, as a resultant of higher sales in the domestic market (12.6%) as well as in export markets (8.6%). Sales in value in Ch$ terms were benefited by the depreciation of the Chilean peso against de US dollar.

In terms of volume, Fetzer’s sales dropped 3.3% totaling 2.1 million of nine liter cases during the period. Export Markets registered a growth of 0.8% in terms of volume, while the Domestic Market dropped a 3.7% during 2015.

The average sales price in the domestic market reached US$5.35 per liter, representing an increase of 2.2% in line with the positioning that has been implementing Fetzer’s products in premium categories. The average sales price in Export Market dropped 6.6% to US$5.04 per liter, mainly explained by the depreciation of Canadian dollar; Sterling Pound; and Euro against U.S. dollar, currencies that are predominant within the export portfolio.

Other . Other revenues comprise sales of spirits, beers, energy drinks and mineral water; fees for bottling services; sales of fruit and other revenues increased 14.1% to Ch$55,334 million.

Domestic sales of new business, carried out by the domestic distribution subsidiary “Comercial Peumo”, including premium beer and spirits increased 15.2% totaling Ch$47,968 million in terms of value and 8.1% totaling 23.8 million liters in terms of volume. The mentioned increase is explained by higher sales in Diageo’s portfolio (10.2% in value); beers category (12.7% in value); and energy drink category (42.8% in value).

Cost of Sales. During 2015, the total cost of sales increased 8.7% to Ch$391,505 million from Ch$360,131 million in 2014. The cost of sales as a percentage of total sales reached 61.5%.

Wine. In 2015, total cost of wine sales registered an increase of 7.9% totaling Ch$350,676 million. Cost of sales as a percentage of total wine sales decreased to 61.5% from 61.7%, explained by higher commercialized volumes that dilute fixed costs over higher volumes and a lower cost of wine registered after the historical harvest of 2015. The exchange rate also had a positive impact, considering that the exposure to foreign currencies is lower at the costs level in comparison to the revenues.

Others. In 2015, total cost of other sales registered an increase of 16.5% totaling Ch$40,829 million. Cost of sales as a percentage of total other sales increased to 73.8% from 72.3%.

The distribution business of spirits, beers, energy drinks and mineral water increase 22.7% totaling Ch$ 40,851. The exchange rate had a negative impact due to the nature of the distribution business, considering that most of the spirits, beers and energy drinks are imported products.

Gross Profit. Gross profit increased 9.6% to Ch$244,689 million in 2015. As a percentage of sales, the gross margin moved to 38.5% from 38.3% in 2014.

Wine. In 2015, the gross profit registered an increase of 9.8 totaling Ch$230,184 million. The increased is explained by the effects mentioned above, highlighting the growth in volumes and a higher exchange rate based on the depreciation of Chilean peso against most of the currencies that the Company trades. Also, during 2015, the wine sales were benefited by a lower cost of wine that started to be recorded during the third quarter. The gross margin improved 41 basis points, reaching 39.6% as percentage over sales.

Others. In 2015, the gross profit registered a decrease of 7.9% explained by the combined effect between an increase in revenues of 14.1% offset by 16.5% of higher costs due to the impact of the depreciation of Chilean peso against the US dollar.

Selling, General and Administrative Expenses (SG&A). Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 8.3% to Ch$172,453 million. As a percentage of revenues, SG&A reached 27.1% from 27.3% in 2014. The increase is mainly explained by higher commercialized volumes, a major relative participation of the distribution subsidiaries in the export markets and a higher exchange rate.

Wine. In 2015, SG&A registered an increase of 7.5% totaling Ch$160,138 million. As percentage over sales, SG&A improved 28 basis points, reaching 27.6% as percentage over sales, as resultant of higher commercialized volumes that diluted fixed expenses.

Others. In 2015, SG&A registered an increase of 19.2% totaling Ch$12,315 million. As percentage over sales, SG&A reached 22.3% as percentage over sales, a deteriorated level of 94 basis points compared to the 21.3% reached in 2014. Higher expenses in positioning strategies, advertising and promotional activities could have impacted the result.

Income (losses) from operating activities. Operating Income (includes Gross Profit, Distribution cost and Administrative expenses) increased 13.1% to Ch$72,236 million compared to the Ch$63,882 million in 2014. As a percentage of sales, the operating margin increased from 11.0% to 11.4%, registering an expansion of 40 basis points.

Wine. In 2015, the operating income registered an increase of 15.3% totaling Ch$70.045 million. The increased is explained by the effects mentioned above, highlighting the growth in volumes, a higher exchange rate based on the depreciation of Chilean peso, premiumization of wine sales and a lower cost of wine that started to be recorded during the third quarter. The operating margin improved 70 basis points, reaching a 12.1% as percentage over sales.

Others. In 2015, the operating income registered decrease of 29.7% totaling Ch$2,190 million. The operating income was impacted by the depreciation of Chilean peso against the US dollar, considering that the company has to import some of the products related to this segment.

Non-Operating Income. Non-operating income (includes Financial Income, Equity in income of associates accounted for using the equity method, and Other Income and expenses) increased to Ch$4,733 million from Ch$3,560 million in 2014. The increase in the Non-Operating Income is mainly explained by an increase of the profit registered in “Equity in income of associates and joint ventures accounted for using the equity method net of tax”. In this regard, the higher profit is a resultant of an increase in the Net Income registered in Viña Almaviva of 18.8% that totaled Ch$ 2,723 million and the increase in the Net Income registered in Excelsior Wine Company of 67.7% that totaled Ch$8,525million, during 2015.

Financial Expenses. Financial expenses decreased 3.0% to Ch$10,035 million from Ch$10,342 million in 2014. The decrease in the financial expenses is mainly explained by the payment of debt during 2015 that were offset by higher interest rates and the impact of the depreciation of Chilean peso, see Note 31 of the Consolidated Financial Statements.

Foreign currency exchange gain (losses) and Income (expenses) by adjustment units. Foreign currency exchange gain (losses) and Income (expenses) by adjustment units produced losses of Ch$53 million in 2015 compared to the loss of Ch$701 million registered in 2014. For detail on foreign exchange differences, see Note 31 of the Consolidated Financial Statements.

Net income attributable to non-controlling interest. Profit attributable to non-controlling interest totaled Ch$565 million.

Net income attributable to equity holders of controlling interest. Profit attributable to equity holders of the controlling interest for the period increased 15.7% to Ch$ 49,797 million from Ch$37,398 million in 2014.

Income Tax Expense. In 2014 law No. 20,780 was approved in Chile which set a gradual increase in the corporate tax rate from fiscal year 2014 until fiscal year 2018. The law increased existing applicable rates that are used for the calculation of the temporary differences as follows, 21.0%, 22.5%, 24.0%, 25.5 % and 27% for the fiscal years 2014, 2015, 2016, 2017, 2018 and beyond, respectively.. The effect of the increase in the corporate tax rate to 22.5% for 2015, impacted the tax expenses, considering that on 2014 the corporate tax rate was set in 21%.

Year ended December 31, 2014 compared to year ended December 31, 2013 (Figures expressed in Chilean pesos (Ch$))
	2014	2013	Change 14/14
Volume (million 9 liter cases)	35.6	32.6	9.4%
Wine	33.2	30.7	8.2%
Others	2.5	1.9	28.1%
Revenues (million Ch.$)	583,313	475,622	22.6%
Wine	534,821	438,198	22.1%
Others	48,492	37,425	29.6%
Cost of Sales (million Ch.$)	360,131	311,387	15.7%
Wine	325,087	285,309	13.9%
Others	35,044	26,078	34.4%
Gross Margin (million Ch.$)	223,182	164,235	35.9%
Wine	209,734	152,889	37.2%
Others	13,448	11,346	18.5%
Selling and administrative expenses(1) (million Ch.$)	159,300	127,610	24.8%
Wine	148,966	119,603	24.6%
Others	10,334	8,007	29.1%
Income (losses) from operating activities (million Ch.$)	63,882	36,625	74.4%
Wine	60,768	33,286	82.6%
Others	3,114	3,339	-6.7%
(1)	Includes Distribution cost and Administrative expenses.

Revenues. In 2014 total revenues increased 22.6% to Ch$ 583,313 million from Ch$475,622, million in 3. Higher commercialized volumes of 9.4%, premiumization of sales, and a positive impact derived from the exchange rate fluctuations explained the increase in sales.

Wine. Total revenues from wine sales increased 22.1% to Ch$ 534,821 million from Ch$438,198 million in 2013. The growth was led by higher commercialized volumes; a premiumization of sales; higher average prices in export markets, and a positive effect derived from exchange rate fluctuations

Domestic Market Wine. Total domestic wine sales (including bulk) increased by 4.8% to Ch$59,981 million in 2014 from Ch$57,233 million in 2013. The increase in sales is explained by higher commercialized volumes 5.9% totaling 7.0 million nine liter cases in comparison to the 6.6 million nine liter cases registered in 2013. In addition, the average sales price dropped 0.9% reaching Ch$957.0 per liter

The increase in value reflects higher sales in the Premium segment (21.0%) and a decrease in Non-Premium segment (0.2%), which reflects the strategy of grow in premium (and above) segments. In terms of volume, both categories (Premium and Non-Premium) registered increases of 20.1% and 5.0%, respectively. Premium (and above) categories represented 7.2% of the domestic volume and 28.0% of the domestic bottled wine sales in Chilean pesos.. The growth is the resultant of the strategy and focus on growth in this segment which has sought to protect the value of our brands and focus ourselves strongly on wholesalers, liquor stores and trade channels (such as restaurants, caterers, hotels, bars and pubs).

According to AC Nielsen, domestic volumes practically remained flat during 2014. In this scenario, Concha y Toro decreased its market share to 27.1% in 2014, in comparison to the 28.5% registered in 2013, in terms of volume.

Export Revenues. Total export sales from Chile and distribution subsidiaries increased 29.3% to Ch$396.185 million as compared to Ch$306,519 million in 2013. The increase in sales was driven by an increase of 10.7% in the commercialized volume, higher exchange rate and average export price. Regarding average prices, export prices increased 1.9% in US dollars. In terms of exchange rate, during the 2014, the Chilean Peso depreciated against US dollar (15.2%), Sterling Pound (21.4%), Euro (15.2%) and Brazilian Real (5.6%).

Despite the difficult economic environment that affected consumption in 2014, we experienced increases in volumes in all export regions led by South America, Asia, Africa and Europe. Bottled sales in South America, Asia, Africa and Europe increased 31.2%, 23.1%, 21.3% and 14.1%, respectively. In the U.S. volume sales increased 1.0%; in UK increased 16.9% and Canada increased 7.6%.

Argentine Operations. Revenues from our Argentine business (it considers only wine sales and excluding shipments to distribution subsidiaries) increased 2.3% to Ch$20,833 million driven by an increase of 15.7% in exports and a decrease of 27.5% in domestic sales. This situation is partly explained by a decrease in the average price (export and domestic) offset by higher volume in export markets. In 2014, Trivento’s exports totaled 1.1 million of nine liter cases, representing an increase of 0.5% in volume in comparison to the same period of 2013. Domestic volume in the Argentine market totaled 559 thousand of nine liter cases, representing an increase of 1.4% in comparison to 2013.

U.S.A. (Fetzer). In 2014 Fetzer wine sales totaled Ch$57,127 considering 2.2 million nine liter cases (excluding shipments to distribution subsidiaries) In 2014 wine sales of Fetzer represented 9.8% of the total sales, and 6.3% of the total commercialized bottled volume.

Other . Other revenues comprise sales of spirits, beers, energy drinks and mineral water; fees for bottling services; sales of fruit and other revenues increased 29.6% to Ch$48,492 million.

Domestic sales regarding the distribution of spirits, energy drinks, mineral water, premium beer and mineral water were carried out by the domestic distribution subsidiary Comercial Peumo and totaled Ch$41,645 million in 2014, representing an increase of 30.3%. The growth in the distribution business is explained by the two digits growth in the distribution of Diageo’s products, premium beers and energy drinks. In 2013 Comercial Peumo started the distribution of Monster energy drink, four years after the incorporation to the distribution business of the Diageo’s portfolio in 2009. The commercialized volume increased 28.1% totaling 2.5 million cases during 2014.

Cost of Sales. For the period, the total cost of sales increased 15.7% to Ch$360,131 million from Ch$ 311,387 million in 2013. Cost of sales as a percentage of total sales improved from 65.5% to 61.7%.

Wine. In 2014, total cost of wine sales registered an increase of 13.9% totaling Ch$325,087 million. Cost of sales as a percentage of total wine sales improved from 65.1% to 60.8%, manly explained by higher commercialized volumes that dilute fixed costs over higher volumes. The exchange rate also had a positive impact, considering that the exposure to foreign currencies is lower at the costs level in comparison to the revenues.

Others. In 2014, total cost of other sales registered an increase of 34.4% totaling Ch$35,044 million. Cost of sales as a percentage of total other sales increased to 72.3% from 69.7%. The increase in costs is explained by the appreciation of Chilean peso against the US dollar. During 2014, the Chilean peso depreciated in average 15.2% against the US dollar.

Gross Profit. Gross profit increased 35.9% to Ch$223,182 million in 2014. As a percentage of sales, the gross margin moved to 38.3% from 34.5% in 2013. This change is driven by lower costs of grape and higher commercialized volumes.

Wine. In 2014, the gross profit registered an increase of37.2% totaling Ch$209,374 million. The increased is explained by the effects mentioned above, highlighting the growth in volumes and a higher exchange rate based on the depreciation of Chilean peso against most of the currencies that the Company trades.

Others. In 2014, the gross profit registered an increase of 18.5% explained by the combined effect between an increase in revenues of 29.6% offset by 34.4% of higher costs.

Selling, General and Administrative Expenses (SG&A). Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 24.8% to Ch$159,300 million. As a percentage of revenues, SG&A increased to 27.3% from 26.8% in 2013. The increase is mainly explained by higher commercialized volumes, a major relative participation of the distribution subsidiaries in the export markets and a higher exchange rate.

Wine. In 2014, SG&A registered an increase of 24.6% totaling Ch$148,966 million. As percentage over sales, SG&A deteriorated 56 basis points, reaching 27.9% as percentage over sales, as resultant of higher investments in brand building and positioning of our products in key markets, a major relative participation of the distribution subsidiaries in the export markets and a higher exchange rate.

Others. In 2014, SG&A registered an increase of 29.1% totaling Ch$10,334 million. As percentage over sales, SG&A reached 21.3% as percentage over sales, similar levels to 2013..

Income (losses) from operating activities. Operating Income (includes Gross Profit, Distribution cost and Administrative expenses) increased 74.4% to Ch$63,882 million compared to the Ch$36,625 million in 2013. As a percentage of sales, the operating margin improved 325 basis points from 7.7% to 11.0%.

Wine. In 2014, the operating income registered an increase of 82.6% totaling Ch$60,768 million. The increased is explained by the effects mentioned above, highlighting the growth in volumes (8.2%), a higher exchange rate based on the depreciation of Chilean peso, premiumization of wine sales and a lower cost of wine from the 2013 harvest. The operating margin improved 377 basis points, reaching a 11.4% as percentage over sales.

Others. In 2014, the operating income registered decrease of 6.7% totaling Ch$3,114 million. The operating income was impacted by the depreciation of Chilean peso against the US dollar, considering that the company has to import some of the products related to this segment.

Non-Operating Income. Non-operating income (includes Financial Income, Equity in income of associates accounted for using the equity method, and Other Income and expenses) increased to Ch$3,560 million from Ch$2,580 million in 2013. The increase in the Non-Operating Income is mainly explained by an increase of the profit registered in “Equity in income of associates accounted for using the equity method”. In this regard, the higher profit is a resultant of an increase in the Net Income registered in Viña Almaviva of 13.9% that totaled Ch$2,292 million and the increase in the Net Income registered in Excelsior Wine Company of 14.4% that totaled Ch$5,082 million, during 2014.

Financial Expenses. Financial expenses increased 6.5% to Ch$10,342 million from Ch$9,710 million in 2013. The increase in the financial expenses is mainly explained by a higher exchange rate, which impacted negatively on the debt denominated in U.S. dollars. For further details on interest expenses, see Note 31 of the Consolidated Financial Statements.

Foreign currency exchange gain (losses) and Income (expenses) by adjustment units. Foreign currency exchange gain (losses) and Income (expenses) by adjustment units produced a gain of Ch$701 million in 2014 compared to a gain of Ch$12,877 million in 2013. For detail on foreign exchange differences, see Note 31 of the Consolidated Financial Statements.

Net income attributable to non-controlling interest. Net income attributable to non-controlling interest totaled Ch$600 million.

Net income attributable to equity holders of controlling interest. Net income attributable to equity holders of the controlling interest for the period increased 12.7% to Ch$ 37,398 million from Ch$33,174 million.

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

The rates of nominal depreciation of the Chilean peso against the U.S. dollar in 2015 and 2014 were 14.8% and 15.2% respectively, using average exchange rates.

The Company enters into forward foreign exchange agreements to minimize its exposure to the risks of changes in foreign exchange rates. The diversification of the export currencies also has contributed to reduce the foreign exchange risks. Since 1993, the Company has attempted to balance U.S. dollar- denominated assets and liabilities. See Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

B.  Liquidity and Capital Resources

Liquidity

In 2015, the Company’s main source of liquidity was cash generated by its operating activities, which amounted to Ch$62,427 million. This was used for payments of financial debt and the financing of investments during the year. The cash flow for Financing Activities totaled an outflow of Ch$42,117 million and the cash flow used in Investment Activities recorded Ch$20,585. In the Company’s opinion, its working capital of Ch$243,464 million as of December 31, 2015 is sufficient for the Company’s present requirements.

On December 31, 2015, the Company cash and other cash equivalents totaled Ch$30,365 million. In addition, approximately USD$ 534 million was available under undrawn bank lines of credit.

Before accounting for the effect of inflation on cash and cash equivalents, the Company’s Cash Flow registered an outflow for the year 2015 of Ch$275 million, which was primarily the result of a positive cash flow from the operating activities totaling Ch$ 62,427 million; a negative cash flow from the investing activities totaling Ch$ 20,585 million; and a negative cash flow from the financing activities totaling Ch$ 42,117. In 2014 the Company generated positive cash flow of Ch$16,444, and in 2013 the Company generated negative cash of Ch$47,023 million. The effect of variations in exchange rates resulted in an increase of Ch$607 million in 2015, while in 2014 and 2013, the effect of variations in exchange rate was an increase of Ch$1,110 million and a decrease of Ch$1,145 million, respectively.

Net cash flows from operating activities were Ch$62,427 million in 2015. The net increase is mainly explained by higher sales that come from major commercialized volumes during 2015 (3.7%), premiumization of sales and a positive effect derived from exchange rate fluctuations. This increase was offset by higher production costs in line with the increase in volume sales and a negative impact from the raise of the corporate tax rate in the Chilean economy. In 2014 and 2013 the net cash flow from operating activities totaled Ch$20,811 million and Ch$26,982 million, respectively.

Net cash flow used in investing activities was Ch$20,585 million in 2015. The principal investments in the purchasing of property, plant and equipment were focused in the agriculture area comprising the acquisition of new properties and the developing and planting of vineyards in estates purchased in previous years, investments on the oenology regarding the expansion of vinification and cellar capacity, and the acquisition of barrels. In 2014 and 2013 the net cash flow used in investing activities was Ch$27,274 millionCh$27,129 million.

In 2015 Net cash flow used in financing activities totaled Ch$42,117, based on payments of debt maturities. During 2014, Net cash flow provided by financing activities totaled a profit of Ch$22,906. In 2014 the Company issued two bonds to prepay the bond issued in 2005 and address the maturities of short-term debt during 2015; these bonds are a 6-year and 24-year bond, respectively, that were issued on September 11, 2014, for UF 1.0 million each (Ch$24,627 million as of December 31, 2014) on the local market at an interest rate of 2.18% and 3.49% per year. In 2013 the net cash flow used in financing activities totaled Ch$ 47,023 million.

The Company’s total assets increased 7.6% from Ch$918,011 million as of December 31, 2014 to Ch$987,471 million as of December 31, 2015.

Current liabilities increased 27.6%, to Ch$271,377 million as of December 31, 2015 from Ch$212,646 million as of December 31, 2014. Short term financial debt increased to Ch$90,852 million in December 2015 from Ch$61,270 million in December 2014.

Long-term liabilities, corresponding to debt to financial institutions and a three bonds, decreased to Ch$208,990 million as of December 31, 2015, from Ch$216,322 million as of December 31, 2014. One of the significant long term liabilities of the Company is a 6-year bond that were issued on November 14, 2012, for UF 1.5 million (Ch$38,444 million as of December 31, 2015) on the local market at an interest rate of 3.5% per year. In 2014 the Company issued two bonds to prepay the bond issued in 2005 and address the maturities of short-term debt during 2015; these bonds are a 6-year and 24-year bond, respectively, that were issued on September 11, 2014, for UF 1.0 million each (Ch$25,629 million as of December 31, 2015) on the local market at an interest rate of 2.18% and 3.49% per year. The principal payments for the 6-year bond will be made on semi-annual installments that begin on March 2018 and interest payments will be made on a semi- annual basis and began September 2014. The principal payments for the 24-year bond will be in semi-annual installments that begin on March 2025 and interest payments will be made on a semi-annual basis and began in September 2014. Covenants associated with the issuance of bonds payable are detailed in Note 34 to the Financial Statements — Contingencies and Restrictions. Bond covenants require the Company to maintain certain financial ratios. Among them, the Company is required to (1) maintain an indebtedness ratio (the ratio of current and long-term liabilities to shareholders’ equity plus minority interest) no greater than 1.4 times; (2) maintain, at all times, during the life of the present bond issuance, minimum equity of five million UF; and (3) maintain at all times an interest coverage ratio (the ratio of operating income plus depreciation plus operating amortization to interest expenses) of a minimum of 2.5 times. As of December 31, 2015, the Company is in compliance with all bond covenants and has a consolidated indebtedness ratio of 1.17 times, equity of Ch$454,336 million or 17.7 million UF and an interest coverage ratio is 9.43 times.

As of December 31, 2015, the Company’s total interest-bearing financial debt amounted to Ch$236,218 million of which, Ch$56,435 million was short term debt and Ch$179,783million was long term debt with maturities to 2019 for its bank debt and 2026 for the bond debt. Approximately 93.9% of financial debt has a fixed-rate and is denominated in Pesos, U.S. dollars, Euros, Brazilian Reais, Pounds Sterling and Argentine Pesos.

For further detail on interest bearing debt and financial instruments used for hedging as of December 31, 2015, see Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

Capital Expenditures

Total capital expenditures which include additions to Property, Plant and Equipment and other permanent investments were Ch$ 23,842 million in 2015, Ch$27,956 million in 2014 and Ch$ 29,147 million in 2013. Capital expenditures in 2015 in the agriculture area comprise the acquisition of new properties and the development and planting of vineyards in estates purchased in previous years. Investments in the oenology included the expansion of vinification and cellar capacity, acquisition of barrels and the acquisition of new cellars. In Argentina, new investment was oriented to vineyard development and cellar facilities. The estimated capital expenditure budget for 2016 would be around Ch$42,000 million (approximately US$60 million), which includes the development of the new land acquired in the previous years, increases of storage and fermentation facilities, expansion of the bottling plants and the acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines, however, this figure is preliminary and still needs to be approved by the board of directors. The following table sets forth the Company’s capital expenditures for the different areas for years 2015, 2014 and 2013.

	Capital Expenditures(1)
	(in million Chilean pesos (Ch$))
Area:	2015	2014	2013
Agriculture(2)	8,605	10,180	9,643
Oenology, technical and bottling facilities	8,068	12,677	13,546
Viña Trivento (Argentina)	1,998	1,482	1,467
Fetzer (United States)	2,114	1,327	1,807
Administration and other subsidiaries	3,056	1,586	1,863
Southern Brewing Company acquisition	—	—	820
Wine Retail Company acquisitions(3)	—	705	—

Total	23,842	27,956	29,147

(1)	The investment figures in this table correspond to amounts net of V.A.T., while figures in the Consolidated Statements of Cash Flows include V.A.T.
(2)	Agriculture expenditures consist of investments in agricultural equipment and activities in order to develop new vineyards and bring them to commercial production and to maintain or expand production at existing vineyards.
(3)	The Wine Retail acquisition considers the purchase of the 35% interest of the Company.

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

 Since 2011 the company has worked on developing, in collaboration with the Universidad Andrés Bello the “abatement curve”, an important indicator used to evaluate the efficiency of the projects in terms of CO2 emissions. Through these institutions, the Company has channeled resources for research in agriculture and winemaking (oenology) areas and obtained relevant information to advance in its Sustainable Development Strategy.

Through the Institute of Ecology and Biodiversity (IEB), Concha y Toro is conducting an inventory of flora and fauna in the 3,272 hectares of native forest certified by CONAF as part of the Sustainable Forest Conservation and Wilderness Areas.

In 2012 the Company began collaboration with the Center for Global Change at the Catholic University to carry out a project on estimating the accumulated carbon in forests and vineyards of the company. This delivered results in 2013, providing us with an estimate of the environmental benefits resulting from CO2 absorption in this natural sink.

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

This initiative represented an initial investment of US$5 million and its modern purpose-built modular facility of 16,150 square feet houses a laboratory with state- of-the-art equipment, an experimental cellar, and tasting and extension rooms. The Center for Research and Innovation has a team of top researchers, who will conduct research in the areas of: genetic material, viticulture, winemaking processes, product design and market.

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

In addition, during 2012 and 2013, the Chilean peso registered a strong appreciation against all major currencies that the Company and the Chilean industry operates, having a considerable impact over a wine industry that exports around 70% of its production. In 2014, an inflection point was reached and the Chilean peso started to depreciate against major currencies. The performance of Chilean peso during 2015 recorded different movements against the currencies that our products are sold. The Chilean peso depreciated against U.S. dollar (14.8%) and Sterling pound (6.5%). In the other hand the Chilean peso appreciated against the Brazilian Real (19.0%); Euro (4.1%); Norwegian (10.4%) and Swedish (6.7%) crowns; Mexican peso (3.8%); and Canadian dollar (0.9%). As a total, the positive impact of the depreciation against US dollar and Sterling Pound was partially offset for those currencies that depreciated against the Chilean peso. On another front, the industry has faced increasing competition in both the domestic and the export markets as a result of increasing number of competitors, greater availability of wine and the different producer countries trying to enhance their positioning worldwide.

In the Chilean domestic market, the Company faced a challenging market situation of increased competition coupled with sluggish consumption in the popular (Tetra Brik) wines segment in favor of its main substitute, beer. According to AC Nielsen wine consumption in Chile increased by 4.4% in 2015 and decreased 0.8% in 2014. Under these conditions, and in line with the Company’s efforts to improve profitability in this market the Company has focused on the premium segment, a segment the Company believes has demonstrated itself as an interesting growth opportunity. The Company will continue to evaluate its domestic strategy in relation to its lower-priced wines.

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

F. Tabular Disclosure of Contractual Obligations

The table below is a summary of the Company’s contractual obligations as of December 31, 2015:

	Payments due by period

		Less than 1	1 - 3	3 - 5	More than
	Total	year	Years	Years	5 Years
	( in millions of Ch$ )
Contractual Obligations
Long-term Debt Obligations (1)	212,964	88,147	77,841	21,347	25,629
Lease Obligations (2)	4,009	865	1,446	384	1,314
Financial Leasing Interests	—	—	—	—	—
Interests Payables from Banks and bonds obligations (3)	20,296	4,640	4,010	2,208	9,438
Purchase Obligations (4)	27,822	11,852	10,850	4,718	402
Total	265,091	105,504	94,147	28,657	36,783

(1)	Includes Payables to Banks, bonds, leasing, related accounts and provisions.
(2)	Corresponds to obligations from leases of real estate properties, classified as capital leases for accounting purposes.
(3)	Corresponds to payables to banks and bonds interests, whose rate of interest is fixed and variable.
(4)	Corresponds to payment obligations related to the grape and wine contracts.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

The following table lists each director of the Company, his current position, his age as of March 31, years with the Company and year of appointment to the Board of Directors:

Name	Position	Age at March 31, 2016	Years with the Company	Current Position Held Since
Directors:
Alfonso Larraín Santa María	Chairman	79	46	1998
Rafael Guilisasti Gana	Vice Chairman	62	37	1998
Mariano Fontecilla de Santiago Concha	Director	91	41	1995
Francisco Marín Estévez	Director	76	33	1982
Pablo Guilisasti Gana	Director	61	11	2005
Sergio de la Cuadra Fabres	Director	74	11	2005
Jorge Desormeaux Jiménez	Director	65	4	2011

The following provides biographical information about the Directors of the Company.

Alfonso Larraín Santa María, Chairman

Businessman. Chairman of the board of Viña Concha y Toro since 1998, a position from which he has striven to strengthen the company’s image of prestige in the world’s main markets. He joined the company as director in 1969 and has been chief executive (1973-1989) and vice-chairman of the board (1989- 1998). Over this time, he has pursued a strong policy of opening the Company to opportunities in external markets. In the 1980s, he also served for two periods in the presidency of the Association of Chilean Wine Exporters and Bottlers. He is also currently adviser of the Santiago Chamber of Commerce.

Rafael Guilisasti Gana, Vice Chairman

He is currently the Vice Chairman of Viña Concha y Toro, a position he has held since September 1998.

Mr. Guilisasti has a wide and outstanding experience in the Chilean wine industry. He joined Viña Concha y Toro in 1978 and was the Export Director from 1985 to 1998, a period of great expansion for the Company in the international markets. Mr. Guilisasti was Chairman of Vinos de Chile, between 1986 and 2003. Vinos de Chile is the Chilean wine-producing association whose object is to promote Chilean wines in the international markets and review political and legal matters affecting the Chilean wine industry.

 Currently, Mr. Guilisasti is the President of Emiliana Vineyards, a winery leader in organic wines; Director of Viña Almaviva, (50/50 joint venture of Viña Concha y Toro and Baron Philippe de Rothschild; member of the Board of Duoc and since February 2012 Director of Bank Corpbanca.

Between December 2008 and December 2010 he was president of the Confederación de la Producción y el Comercio (CPC), which is an entrepreneur association representing the most important productive sectors of the country.

Currently he is second Vice President of Sociedad de Fomento Fabril (the Chilean manufacturers’ association) and member of the Elective Council for the period 2013-2017, positions he also held before, between April 2005 to May 2011.

Mr. Guilisasti holds a Bachelor of Arts in History at the Catholic University of Chile.

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

Pablo Guilisasti Gana, Director

Commercial Engineer. Joined Concha y Toro in 1978 and worked as Export Manager until 1986. He becamedirector of Concha y Toro in 1999. Between 1986 and 1999 he was General Manager of Frutícola and in1999 elected Director. Between 1998 and 2004 he was Director of Viñedos Emiliana. Currently is a Directorof Fruticola Viconto And President of Comercial Greenvic S.A.

Sergio de la Cuadra Fabres, Director

Mr. De la Cuadra is a Commercial Engineer from the Pontificia Universidad Católica de Chile (1966), M.A. and a Ph.D.(c) from the University of Chicago (1967 and 1968). His broad and outstanding professional career includes positions at the country’s most important monetary institutions, particularly as Director, Vice President and President of the Banco Central de Chile (Central Bank of Chile) and as Minister of Finance in 1982. Mr. De la Cuadra has also been a Director of the Chilean Electronic Stock Exchange and an international consultant to several Latin American countries. Currently he is also a Director of other well-known Chilean companies like Petroquim S.A. and Gasco S.A.

Jorge Desormeaux Jiménez, Director

Graduated as Commercial Engineer from Catholic University of Chile in 1973, receiving the “Raúl Yver Award” to the top student of his class. In 1974 he was awarded a Fulbright Scholarship to follow a Ph. D. Program in Economics at the Massachusetts Institute of Technology (MIT). Between 1979 and 2010 he was Associate Professor at the Economics Institute of Catholic University, in the areas of Macroeconomics and International Economics. Between 1999 and 2010 he taught Macroeconomics at the MBA Program of that university. On December 1999 he became a Member of the Board of the Central Bank of Chile for a period of 10 years. In 2005 he joined the Board of Directors of Universidad Diego Portales. On December 2007 he was elected Vice President of the Central Bank of Chile for a period of two years, completing his term as Board Member in December 2009. On August 2010 he was appointed Chairman of the Commission on Reform of Financial Sector Oversight and Regulation, which on March 2011 presented a report with recommendations to the Chilean Minister of Finance. He is currently a member the Board of Directors of AntarChile, Viña Concha y Toro and Universidad Diego Portales, where he was elected Vice Chairman in January 2014. Since April 2010 he is also external economic adviser to Banco de Chile and several domestic companies.

Name	Position	Age at March 31, 2016	Years with the Company	Current Position Held Since
Eduardo Guilisasti Gana	General Manager (Chief Executive Officer)	63	37	1989
Andrés Larraín Santa María	Agricultural Manager	77	42	1978
Osvaldo Solar Venegas	Corporate Administration and Finance Manager (Chief Financial Officer)	54	28	2010
Cristián Ceppi Lewin	Corporate Export Manager South Zone	49	25	2006
Thomas Domeyko Cassel	Corporate Export Manager North Zone	49	22	2006
Cristián López Pascual	Corporate Export Manager Asia	44	20	2010
Carlos Halaby Riadi	Oenology Manager	63	26	2000
Enrique Tirado Santelices	Head Oenologist Don Melchor	49	23	1999
Daniel Duran Urízar	Process and Information Technology Manager	44	21	2010
Isabel Guilisasti Gana	Marketing Manager Origin Wines	58	19	2004
Tomás Larraín León	Negotiation and Operation Manager	49	25	2013
Juan Cristóbal Goycoolea Nagel	Marketing Manager Global Brands	41	16	2010
Lía Vera Pérez-Gacitúa	Supply Chain Manager	43	9	2013
Cecilia Cobos	Human Resources Manager	47	3	2013

Subsidiaries
Adolfo Hurtado Cerda	General Manager Viña Cono Sur	45	18	2000
Paul Konar Elder	General Manager Viña Maipo y Quinta de Maipo	42	19	2010
Giancarlo Bianchetti González	General Manager Fetzer Vineyards	44	16	2011
José Jottar Nasralah	General Manager Comercial Peumo	46	16	2014

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

Osvaldo Solar Venegas, Chief Financial Officer

Commercial Engineer. Has been in charge of financial matters since 1992, initially as Financial Manager and since September 1996, as Chief Financial Officer , He is responsible of the financial, accounting, administrative, planning, performance and legal departments. He is a director of Industria Corchera, Concha y Toro UK, Escalade Wines & Spirits, Inc., Fetzer Vineyards, Fundación Cultura Nacional, Southern Brewing Company S.A. and VCT Group of Wineries Asia.

Cristián Ceppi Lewin, Corporate Export Manager South Zone

Commercial Engineer. Began his career at the Company as Product Manager for the Fressco and Tocornal ranges. Assumed the position of Marketing Sub-Manager for liquors and in 1992 became Marketing Sub-Manager for popular wines. Held the position of Marketing Manager from 1994 to 1996. Commercial Manager until assuming the position of General Manager at Comercial Peumo S.A. In December 2000, he was appointed Export Manager for the South Zone and in 2006 he was appointed Corporate Export Manager. He is also director of VCT& DG México S.A. de C.V.

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

Cristián López Pascual, Corporate Export Manager Asia

Publicist and MBA. In 1996 joined the Company to help set up and develop of the International Marketing Department. Helped develop the company’s brand portfolio strategy for the global export markets with key focus on the USA. In December 2000 he was appointed to set up and develop a new company subsidiary Concha y Toro UK occupying the position of Co-General Manager as Commercial Director. In 2005, he was appointed Managing Director of Concha y Toro UK Limited. In 2005 he accomplished the international Wine MBA in Kedge Business School. He formed part of the UK Steering Committee for Wines of Chile between 2001-2005 and a member of the International advisory board from 2010-2013 and now forms part of the Asia Committee. As of January 2010 he was appointed Corporate Export Director Asia. He is also director of VCT Group of Wineries Asia Pte. Ltd., VCT China (Gan Lu) and VCT Japan Company Ltd.

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

Carlos Halaby, Oenology Manager

Oenologist. Distinguished by the National Association of Winemaking Agronomy Engineers in Chile for presenting the “Best Viticulture Dissertation of 1980,” Carlos Halaby joined the Company in 1990. After a decade with the Company and serving as head winemaker for fine wines until March 2000, he assumed the position of Oenology Manager. Technical and administrative responsibility for the Company’s Oenology Area. He is also director of Viña Cono Sur S.A. and Trivento Bodegas y Viñedos S.A.

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

Lia Vera Perez-Gacitua

Civil Engineer. Joined the Company in 2007 as Head of Costumer Services for Europe, Canada and Japan. Since January 2013 is the Supply Chain Manager.

Cecilia Cobos Zepeda, Human Resources Manager

Commercial Engineer and MBA. She has experience in human resources working in companies as Emel, Fasa and Codelco. Joined the Company as Human Resources Manager in 2013.

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

Paul Konar Elder, General Manager Viña Maipo y Viña Palo Alto.

Agricultural Engineer. Joined the Company’s Commercial department in 1997. In 2006 named Export Manager North Zone. In 2010 named General Manager of Quinta de Maipo, a commercial platform which today is in charge for the sales and marketing of 4 wineries in Chile (Viña Maipo, Palo Alto, Canepa and Maycas del Limari) and 3 wineries in Argentina (Trivento, Finca La Chamiza and Pampas del Sur).

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

José Jottar Nasrallah, General Manager Comercial Peumo.

Commercial Engineer. Joined Concha y Toro in 1999 as head of planning. During 2002 and 2003, he worked on the logistics chain improvement project of the Holding Group in the role of internal adviser. In 2004 he was named as assistant manager, customer service, of Concha y Toro. In December 2009, he was appointed as General Manager of Trivento Bodegas y Viñedos, the company’s subsidiary in Argentina. In 2014 he was appointed as general Manager of the former Comercial Peumo, currently VCT Chile.

Family Relationships

Eduardo Guilisasti Gana, Rafael Guilisasti Gana, Pablo Guilisasti Gana and Isabel Guilisasti Gana are siblings. Alfonso Larraín Santa María and Andrés Larraín Santa María are brothers. Tomás Larraín León is the son of Andrés Larraín Santa María.

B. Director and Officer Compensation

In accordance with the Company’s By-Laws, directors’ compensation for any given fiscal year is determined annually at the general shareholders’ meeting occurring in the immediately following fiscal year. Compensation paid in 2015 in respect of 2014 equaled 1.3% of the net profits of the Company. The amount of 300 UF per month has been allocated to cover the executive responsibilities of the chairman of the Board.

The following table sets forth the compensation paid to each of the directors of the Company in 2015, 2014 and in 2013.

	Directors’Compensation Total Compensation (in thousands of Ch$)
	2015	2014	2013
Attendance:
Alfonso Larraín Santa María	79,953	61,608	55,755
Rafael Guilisasti Gana	79,953	61,608	55,755
Francisco Marín Estévez	79,953	61,608	55,755
Mariano Fontecilla de Santiago Concha	79,953	61,608	55,755
Sergio de la Cuadra Fabres	79,953	61,608	55,755
Pablo Guilisasti Gana	79,953	61,608	55,755
Jorge Desormeaux Jiménez	79,953	61,608	55,755
Remuneration:
Alfonso Larraín Santa María	90,210	86,430	81,426
Remuneration Directors’ Committee:
Rafael Guilisasti Gana	26,651	20,536	18,585
Sergio de la Cuadra Fabres	26,651	20,536	18,585
Jorge Desormeaux Jiménez	26,651	20,536	18,585
Total	729,834	579,294	527,466

For the year ended December 31, 2015, the aggregate amount of compensation paid by the Company to senior managers, managers and to managers of the Company subsidiaries, totaling 207 executives, was approximately Ch$21,193 million.

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

In compliance with the current Chilean rules and regulations, a Directors’ Committee was established at the Company on May 23, 2001. As of April 28, 2014, the Directors’ Committee members are Sergio de la Cuadra Fabres (President), Jorge Desormeaux Jiménez and Rafael Guilisasti Gana. The primary functions of the Directors’ Committee include:

-	reviewing balance sheets and financial statements and reports from accounting oversight bodies and auditors; proposing
-	external auditors and credit risk rating companies to the Board;
-	examining background information regarding the Company’s operations with related persons; reviewing
-	managers’ and executive officers’ compensation plans; and
-	monitoring internal control systems used at Viña Concha y Toro and its affiliated companies.

The Directors’ Committee convened on thirteen separate occasions during the fiscal year 2015. The following were among the principal activities of the Directors’ Committee during 2015, Annual Activity Report:

In the March 6th Meeting, the Committee Members acknowledged and approved transactions with related parties. Additionally the Members took note and updated the whistle blower procedures. Finally, the Members discussed about the auditing companies that could be proposed to the Board and the Shareholders for the 2015 audit.

Moreover, in the March 23rd meeting the Members discussed and approved the Company’s Annual Report, Balance, and Financial Statement and submitted it to the Board. Further, the Committee examined and approved the Final Report of Internal Control of KPMG (letter to the CEO) which indicated that in accordance to the internal controls performed they did not to find any flaws that could have a negative impact in the Financial Statement. Likewise, the Committee reviewed the invitation that was made to the external auditing companies to present services proposal for the year 2015. Additionally, the Members agreed to propose to the Board for the Fiscal Year 2015 the Risk Rating Agencies “Humphreys Clasificadora de Riesgo Ltda” and “Feller-Rate Chile Clasificadora de Riesgo Limitada”. Lastly, it was decided to end the employment of the Corporate General Auditor of the Company.

 In regards to the Meeting of April 16th, the Members discussed the requirements and profile that the next General Corporate Auditor of the Company should have. Also the Committee analyzed the profiles of the external auditing companies that were interested in participating for the external auditing of the year 2015. It was reported that invitations were sent to the principals auditing companies in the country and proposals received by KPMG, RSM and BDO (Deloitte and Ernst &Young indicated to be unable to participate in this process thus they were already providing services that precluded them to provide services as external auditors). After examining all of the proposals, the Members decided to propose to the Board to appoint KPMG for the year 2015 based on the knowledge such company had of the industry as well as its experienced, among other reasons. At the end of the meeting it was analyzed the possibility to engage an external consultant to support the Company in regards to earnings of the executives.

In the Meeting of April 28th, KPMG’s partner engaged in the auditing of the Company, briefed regarding the 20-F Report and informed that certain observations were flagged, some of them being corrected or clarified by the administration and other still pending. The Members took note of this report and requested an update once all of the observations were corrected. In this same meeting there was a follow up of issues discussed in the previous meeting. Once again it was examined the requirements that a the next General Corporate Auditor of the Company should have as well us to continue to analyze regarding the issue of earnings of the executives.

At the meeting of May 27th, the Committee acknowledged and approved the Financial Statements, explanatory notes, detailed assessments and material facts up to March 31st, 2015. It was agreed that the President of the Committee would report this issue to the Members of the Board and submitted it to their approval. Finally, transactions among related parties were approved.

Regarding the Meeting of May 28th the Members interviewed 3 partners of Head Hunter Companies in order to review the requirements and skills of the next General Corporate Auditor of the Company should have. Moreover, the Committee approved the engagement of services made by the Internal Auditing of the Company for advising the documents that establish the process that are subject to auditing, and elaborating a matrix of Risk of the Company.

In the Meeting of July 30th, the partners of the Head Hunter Companies were once more received with the purpose of informing about potential candidates for the General Corporate Auditor of the Company. The Committee decided to continue to interview and meet to find the correct candidate. Additionally, the Members approved transactions of related parties pursuant to transactions of barrels, plants of vide and services “moving” bottling services.

Pursuant to the Meeting of August 27th the Members took note and approved the Company’s first semester financial information that would be submitted to the approval of the Board. Further, the Human Resources Manager of the Company informed about the searching process of the General Corporate Auditor.

At the meeting on September 11th, the Committee appointed the Auditing Company EXMO to review the internal control processes of the Company, including its local subsidiaries as well as Comercial Peumo, Trivento and Fetzer, to assist the Company with its transition to the 2013 COSO Framework. This transition is expected to continue through fiscal 2016, and therefore during 2015 the Company’s management has continued to assess the effectiveness of the Company’s internal control over financial reporting in accordance with the 1992 COSO Framework. This engagement would conclude once the General Corporate Auditor of the Company was appointed. Additionally, a partner of EXMO presented a report of Related Parties that established the parameters for complying with the local law on this issue. In regards to the transactions between related parties, EXMO also explained about the wine purchasing agreements between such related parties and the transfer pricing related to these arrangements. The Members finally approved the Auditing Report of Transactions between Related Parties. Also, after the report of EXMO, the Committee approved the Report regarding Transactions of Grape and Wine with third Parties. Lastly, it was received and approved the complete report of the corporate general auditing of the Company in different areas.

Regarding the Meeting of September 24th the Committee received and interviewed 3 candidates for General Corporate Auditor of the Company. At the end of the Meeting it was decided that such candidates were to be interviewed by the CEO and CFO of the Company.

At the meeting of November 13th, the Committee approved the third quarter financial information of the Company up to September 30th. Moreover the Committee initiated the assessment of the external auditors’ to be proposed to the Board and the Shareholders. Further, the Members analyzed other issues such as those related to the provision of services by external companies. Lastly, the Committee decided to appoint as General Corporate Auditor of the Company Mr. Mauricio Cordero. The Human Resources Manager was instructed to make an economical proposal to Mr. Cordero.

Finally, in the Meeting of December 22nd the Committee approved the 2015 Initial Report of internal Control of KPMG (letter to the CEO). The new General Corporate Auditor, Mr. Mauricio Cordero, was invited to present several issues to the Committee that were approved. Finally, the Committee approved the transactions of related parties.

The Shareholder approved a salary to each Member of the Committee equal to one third of the salary that the members of the Board of Directors receive. In the Ordinary Meeting of the Shareholders it was approved an annual budget of 50.000.000 Chilean pesos for the Committee. During the 2015 period the Committee hired professional services in order to assess transactions between third parties and internal control. The annual cost was of $18.833.108 Chilean pesos.

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

The Company’s Board of Directors is committed to implementing measures that will promote investor confidence and market integrity. In response to Sarbanes-Oxley Act, the Company has formalized a methodology to ensure the accuracy and completeness of information disclosed to the market. The Company is committed to complying with the laws and regulations applicable in all countries in which the Company operates. Upon enactment of new laws and regulations resulting from, or coming into force from the provisions of Sarbanes-Oxley and any other newly adopted U.S. applicable federal statutes or regulations, the Company will adjust its corporate governance structure in a way so as to ascertain full compliance.

D. Employees

As of December 31, 2015, 2014 and 2013 the Company’s Chilean operations had 2,603; 2,592; and 2,746 employees, respectively. Personnel employed in the Company’s foreign subsidiaries totaled 847 employees as of December 31, 2015. The Company also hires temporary workers during the harvesting season, which in 2015 averaged 1,217 temporary workers.

Ten labor unions represent an aggregate of approximately 864 of the Company’s employees (approximately 142 administrative employees, 108 sales employees and 614 plant employees). Labor relations with unionized personnel are governed by collective bargaining agreements negotiated in 2013–2015 that expire in 2016–2018. The Company believes that has a good-working relationship with its labor unions; however, the Company is unable to predict the outcome of any future negotiation with such labor unions. There are two contracts that expire in 2016; both parties intend to negotiate and the Company expects to formalize an agreement without any problems.

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

E. Share Ownership

The following table reflects the number of shares owned indirectly by the directors and executive officers and their percentage ownership of the Company at March 31, 2016. Executive officers not listed do not own shares.

Share Ownership of Directors and Senior Management(1)

	No. of Shares Owned	% of Total Subscribed Shares(2)
Eduardo Guilisasti Gana (3)	179,371,286	24.0%
Rafael Guilisasti Gana (3)	177,027,404	23.7%
Pablo Guilisasti Gana (3)	178,091,473	23.8%
Isabel Guilisasti Gana (3)	4,704,942	0.6%
Alfonso Larraín Santa María (4)	82,989,083	11.1%
Francisco Marín Estévez (5)	66,721,040	8.9%
Mariano Fontecilla de Santiago Concha(6)	25,760,473	3.4%
Osvaldo Solar Venegas (7)	26,154,354	—	(*)
Thomas Domeyko C. (8)	28,557	—	(*)
Cristián Ceppi Lewin (9)	50,294	—	(*)
Carlos Halaby Riadi (10)	224,690	—	(*)
Adolfo Hurtado Cerda (11)	211,200	—	(*)
Enrique Tirado Santelices (12)	10,876	—	(*)
Daniel Durán Urízar (13)	10,286	—	(*)
Giancarlo Bianchetti Gónzalez (14)	50,513	—	(*)
Cristián Goycolea Nagel (15)	6,040	—	(*)
José Jottar Nasrallah (16)	4,205	—	(*)
Paul Konar Elder (17)	7,030	—	(*)

Directors and Executive Officers in the aggregate	384,239,956	51.44%
(1)	Shares held directly and indirectly through investment companies and not individually owned.
(2)	Calculated on the basis of 747,005,982 outstanding shares on March 31, 2016.
(3)	Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”) are the sons of Mr. Eduardo Guilisasti Tagle, the former Chairman of the Company. Isabel Guilisasti Gana is the sister of the Family Principal Shareholders. Mr. Eduardo Guilisasti Tagle died on August 20, 1998. The shares attributed to each Family Principal Shareholder include 87,615,431 and 85,274,628 shares held by Inversiones Totihue S.A. (“Totihue”) and Rentas Santa Bárbara S.A. (“Santa Bárbara”), respectively, as well as shares held directly or indirectly by members of such Family Principal Shareholder’s immediate family and affiliated entities. Totihue and Santa Bárbara are controlled by the Family Principal Shareholders pursuant to powers of attorney granted by the board of directors of Totihue and Santa Bárbara. Each power of attorney grants any two Family Principal Shareholders, acting together, the power to, among others, vote or direct the voting of, or dispose or direct the disposition of, the shares held by Totihue or Santa Bárbara, as the case may be. Mr. Eduardo Guilisasti Gana is the Company’s General Manager, Mr. Rafael Guilisasti Gana is the Company’s Vice Chairman and Mr. Pablo Guilisasti Gana is a director of the Company. Ms. Isabel Guilisasti Gana was named Marketing Manager Origin Wines on July, 2004. The address for Mr. Eduardo Guilisasti Gana and Mr. Rafael Guilisasti Gana is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The address for Mr. Pablo Guilisasti Gana is c/o Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile. The address for Ms. Isabel Guilisasti Gana is Viña Concha y Toro S.A., Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile. The other Family Principal Shareholder, Mr. José Guilisasti Gana, is neither director nor executive officer of the Company. The address for Mr. José Guilisasti Gana is Frutícola Viconto S.A., Apoquindo 4775, Piso 16, oficina 1601, Las Condes, Santiago, Chile.

(4)	Mr. Alfonso Larraín Santa María is the Company’s Chairman of the Board. The number of shares attributed to Mr. Larraín includes 1,664,527 shares held by his brother Andrés Larraín Santa María and 173,840 shares held by his brother in-law, Carlos Saavedra Echeverría (managers of the Company), shares held by other members of his family and affiliated entities and also includes 25,954,278 shares held by Fundación Cultura Nacional (“Cultura Nacional”). Cultura Nacional is a Chilean non-profit institution which primarily funds grade school religious education. Mr. Alfonso Larraín Santa María is the Chairman of Cultura Nacional. Mr. Larraín’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(5)	Mr. Francisco Marín Estévez is a director of the Company. The number of shares attributed to Mr. Marín includes shares owned by members of his family and affiliated entities. Mr. Marín’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(6)	Mr. Mariano Fontecilla de Santiago Concha is a director of the Company. The number of shares attributed to Mr. Fontecilla includes shares owned by members of his family and affiliated entities. Mr. Fontecilla’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(7)	Mr. Osvaldo Solar Venegas is the Company’s Corporate Administration and Finance Manager. Mr. Osvaldo Solar is Director of Cultura Nacional, foundation that holds 25,954,278 shares of the Company. Mr. Solar’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(8)	Mr. Thomas Domeyko C. is Corporate Export Manager North Zone. Mr. Domeyko’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(9)	Mr. Cristián Ceppi L. is Corporate Export Manager South Zone. Mr. Ceppi’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(10)	Mr. Carlos Halaby R. is Eonology Manager. Mr. Halaby’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(11)	Mr. Adolfo Hurtado C. is General Manager of Viña Cono Sur. Mr. Hurtado’s address is c/o Viña Cono Sur, Avenida Nueva Tajamar 481, Torre Sur, Piso 21, Santiago, Chile.
(12)	Mr. Enrique Tirado S. is Oenology Manager Don Melchor. Mr. Tirado’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(13)	Mr. Daniel Durán U. is Technology and Information Manager. Mr. Durán’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(14)	Mr. Giancarlo Bianchetti G. is General Manager of Fetzer Vineyards. Mr. Bianchetti’s address is c/o Fetzer Vineyards, 12901 Old River Road Hopland, CA, USA 95449.
(15)	Mr. Cristóbal Goycolea Nagel is Marketing Manager for Global Brands. Mr. Goycolea’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(16)	Mr. Jose Jottar Nasrrallah is General Manager of Trivento. Mr. Jottar’s address is c/o Trivento Bodegas y Viñedos S.A., Canal Pescara 9347, Russell C.P. 5517, Maipu, Mendoza, Argentina.
(17)	Paul Konar Elder is General Manager of Viña Maipo and Viña Palo Alto. Mr. Konar’s address is c/o Viña Palo Alto, Virginia Subercaseau 210, Pirque, Santiago, Chile.
(*)	Less than 1%.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company’s only outstanding voting securities are the shares of its Common Stock. According to the Company’s shareholder records, the Company’s 747,005,982 shares of Common Stock outstanding were held by 1,291 shareholders of record as of March 31, 2016. There are no differences in the voting rights of the shareholders. Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.

The principal shareholders of the Company are Inversiones Totihue S.A. (“Totihue”), Rentas Santa Bárbara S.A. (“Santa Bárbara”), Banco de Chile (third party account Chapter XIV), Inversiones Quivolgo S.A., Fundación Cultura Nacional (“Cultura Nacional”), Inversiones GDF S.A., Banco Itaú (third party account Chapter XIV), Agroforestal e Inversiones Mahiue Ltda, Constructora Santa Marta Ltda. (“Santa Marta”), Inversiones La Gloria Ltda. (“La Gloria”), The Bank of New York (according to Circular 1375 issued by the S.V.S. on February 12, 1998, hereinafter “Circular 1375 S.V.S.,” which states that the Depositary shall be the shareholder of record of the shares underlying the ADS), Foger Gestión Patrimonial Ltda (“Foger”), BCI Corredores de Bolsa S.A., Inversiones Rauten Ltda (“Rauten”) and AFP Cuprum S.A.

Santa Bárbara and Totihue are investment companies controlled by Eduardo Guilisasti Gana, Rafael Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”). Inversiones GDF S.A., Foger, Santa Marta, La Gloria and Quivolgo are investment companies controlled by directors of the Company.

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

	As of December 31st,
	2015		2014		As of March 31, 2016
Principal Shareholders	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares

Inversiones Totihue S.A. (2)	87,615,431	11.73%	87,615,431	11.73%	87,615,431	11.73%
Rentas Santa Bárbara S.A. (2)	85,274,628	11.42%	85,274,628	11.42%	85,274,628	11.42%
Banco de Chile Cta de Terceros	77,532,410	10.38%	62,150,708	8.32%	81,350,735	10.89%
Inversiones Quivolgo S.A.(4)	32,648,071	4.37%	31,348,071	4.20%	32,648,071	4.37%
Fundación Cultura Nacional (5)	25,954,278	3.47%	26,964,775	3.61%	25,954,278	3.47%
Inversiones GDF S.A. (6)	24,500,000	3.28%	24,492,173	3.28%	24,500,000	3.28%
Banco Itau Cta de Terceros	24,253,280	3.25%	59,801,955	8.01%	30,751,768	4.12%
Agroforestalen Inv. Maihue Ltda.	22,337,075	2.99%	22,159,144	2.97%	22,337,075	2.99%
Constructora Santa Marta Ltda. (7)	22,293,321	2.98%	22,293,321	2.98%	22,293,321	2.98%
Inversiones La Gloria Ltda.(4)	16,400,000	2.20%	16,200,000	2.17%	16,400,000	2.20%
The Bank of New York (1)	15,143,360	2.03%	18,491,040	2.48%	15,800,140	2.12%
Foger Gestión Patriminial Ltda (7)	15,074,960	2.02%	15,640,089	2.09%	15,074,960	2.02%
BCI Corredores de Bolsa S.A.	14,361,882	1.92%	9,568,818	1.28%	12,984,632	1.74%
Inversiones Rauten Ltda	13,094,621	1.75%	13,094,621	1.75%	13,094,621	1.75%
AFP Cuprum S.A. (3)	12,849,640	1.72%	5,933,401	0.79%	13,468,066	1.80%
Total Largest 15 Shareholders	489,332,957	65.51%	501,028,175	67.07%	499,547,726	66.87%

Other Shareholders	257,673,025	34.49%	245,977,807	32.93%	247,458,256	33.13%

Total	747,005,982	100%	747,005,982	100%	747,005,982	100%

(1)	Depositary Bank for the ADS.
(2)	Investment Company controlled by the Guilisasti Family (“Family Principal Shareholders”).
(3)	Chilean Pension Fund.
(4)	Investment Company controlled by Mr. Alfonso Larraín Santa María.
(5)	Fundación Cultura Nacional is a Chilean nonprofit institution. Shares are attributed to Mr. Alfonso Larraín, its Chairman.
(6)	Investment Company controlled by Mr. Mariano Fontecilla de Santiago Concha.
(7)	Investment Company controlled by Mr. Francisco Marín Estévez.

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

Viñedos Emiliana.

Viñedos Emiliana is a Chilean corporation (sociedad anónima abierta) which produces wines for export and domestic markets and is listed on the Chilean Exchanges. Viñedos Emiliana was originally a subsidiary of the Company until 1986, when the Company distributed shares of Viñedos Emiliana to the Company’s then existing shareholders. Although Viñedos Emiliana is a separate corporation, the Company and Viñedos Emiliana remain under common control. Certain principal shareholders of the Company own directly and indirectly approximately 58.15% of Viñedos Emiliana’s outstanding capital stock and, additionally, the Company and Viñedos Emiliana have other common shareholders. Viñedos Emiliana’s seven-member Board of Directors includes one of the Company’s seven directors (Rafael Guilisasti Gana) . Mr. Felipe Larraín Vial, son of the Company’s Chairman, is also director of Viñedos Emiliana and the Company have various business dealings, the most significant of which are described below.

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

In 2015, the Company recognized Ch$721 million in revenues from Viñedos Emiliana, or 0.11% of total revenues, including mainly revenues from sales in bottling fees and sales of raw materials. The Company recognized revenues from Viñedos Emiliana of Ch$644 million and Ch$422 million, in 2014 and 2013 respectively. In 2015, the Company paid Viñedos Emiliana Ch$292 million in licensing fees The Company paid Viñedos Emiliana Ch$262 and Ch$123 million, in 2014 and 2013 respectively.

From time to time, the Company engages in other transactions with Viñedos Emiliana, including purchases of wine in bulk at market prices, grapes and other raw materials. In 2015, 2014 and 2013 total purchases from Viñedos Emiliana totaled Ch$1,031 million, Ch$1,141 million and Ch$378 million respectively.

Frutícola Viconto (“Frutícola”).

Frutícola is the Company’s principal customer for fruit. In 2015 the Company did not sell any fruit to Frutícola. In 2014 and 2013 the Company sold Ch$10 million and Ch$10.6 million, respectively, of fruit to Frutícola for export. The Company also purchases grapes from Frutícola for vinification. In 2015, 2014 and 2013, the Company did not purchase any fruit from Frutícola. Frutícola is a Chilean corporation (sociedad anónima abierta) listed on the Chilean Exchanges. Frutícola was formerly a subsidiary of the Company until 1986 when the Company distributed Frutícola shares to the Company’s then existing shareholders.

The Company and Frutícola are under common control. Two of the Company’s seven directors are members of Frutícola’s seven-member Board of Directors (Pablo Guilisasti Gana and Rafael Guilisasti Gana). Mr. Andrés Larraín Santa María, the Company’s Agricultural Manager and Mr. Felipe Larraín Vial, son of the Company’s Chairman, are also directors of Frutícola. Certain Principal Shareholders directly and indirectly own approximately 52.05% of the outstanding common stock of Frutícola.

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

Industria Corchera is the primary cork supplier for the Company. The Company purchased Ch$5,610 million, Ch$5,822 million and Ch$2,053 million of cork and other raw material from Industria in 2015, 2014 and 2013 respectively. The Company believes that the price and terms it receives from Industria Corchera are equivalent to those available from its other cork suppliers. The Company believes that the price and terms it receives from Industria Corchera are equivalent to those available from its other cork suppliers. Mr. Osvaldo Solar Venegas, the Company’s CFO is director of Industria Corchera as well as the Company’s Vice President Rafael Guilisasti Gana. Pablo Guilisasti Gana, Concha y Toro’s Director also acts as deputy director of Industria Corchera. Andrea Benavides Hebel, Finance Manager of Concha y Toro is also Deputy Director of Industria Corchera.

Viña Almaviva.

Viña Almaviva is a 50-50 joint venture company between the Company and Baron Philippe de Rothschild. The Company purchases from Almaviva used French oak barrels (used during one aging season) and the Almaviva wine that is sold in Chile through Comercial Peumo. Total purchases from Almaviva in 2015, 2014 and 2013 were Ch$775 million, Ch$770 million and Ch$72 million respectively. In addition, the Company sells to Almaviva raw materials and services. Sales to Almaviva totaled in 2015, 2014 and 2013, Ch$297 million, Ch$242 million and Ch$236 million respectively.

One of the Company’s seven directors is members of Viña Almaviva’s six-member Board of Directors (Rafael Guilisasti Gana). The Companys’ CEO is also a director of Almaviva (Eduardo Guilisasti Gana) and the executive of the Company Mr. Enrique Tirado is also director of Amaviva. Mr. Felipe Larraín Vial, the son of the Company’s Chairman is CEO of Viña Almaviva.

Excelsior Wine Company.

On July 13, 2011, Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. entered into an agreement with Banfi Vintners, former distributor of Concha y Toro’s product in United States, to create a new company between them, called Excelsior Wine Company, LLC. to be registered in the state of Delaware, Excelsior Wine Company, LLC. will be managed by Banfi and VCT USA, Inc. Excelsior Wine Company, LLC. distributes the Chilean wines of Concha y Toro and the Argentine wines of Trivento in the United States. Excelsior Wine Company, LLC. distributes the brands “Little Black Dress” and “Five Rivers” that belong to our subsidiary in California, Fetzer Vineyards. Sales to Excelsior totaled Ch$35,627 million in 2015, Ch$31,371 million in 2014 and Ch$30,622 million in 2013.

One of the Company’s seven directors is member of Excelsior Wine Company six-member Board of Directors (Rafael Guilisasti Gana). Mr. Giancarlo Bianchetti, the CEO of the subsidiary Fetzer Vineyards, is also director of Excelsior Wine Company as well as the CEO of Concha y Toro, Mr. Eduardo Guilisasti Gana.

Southern Brewing Company S.A.

On May 13 2011, the Company purchased 40% of the capital stock of Southern Brewing Company S.A, a brewing company owner of the brand of Chilean beers “Kross”. On that same date, Southern Brewing Company S.A. and Comercial Peumo Ltda, signed a distribution agreement for the distribution of Kross products ehich is currently in force. In April 15, 2013, the shareholders of Southern Brewing Company S.A. agreed to a capital increase which resulted in an increase of Concha y Toro’s interest to 49%.

Mr. Eduardo Guilisasti Gana, the Company’s CEO, is a director of Southern Brewing Company S.A. as well as the Company’s CFO, Mr. Osvaldo Solar Venegas. The Company purchases the Kross Beer that is sold in Chile from Southern Brewing Company S.A. through Comercial Peumo. The Company purchases from Southern Brewing Company S.A. the Kross Beer that is sold in Chile through Comercial Peumo. Total purchases from Southern Brewing Company S.A. in 2015, 2014 and 2013 were Ch$ 1,662 million, Ch$1,198 million and Ch$1,076 million respectively.

Related Transaction With Entities in Which the Directors and Executive Officers Have an Equity Interest.

The Company purchases small quantities of grapes, plants and other services from entities in which several of its directors, executive officers or members of their families have interests. In 2015, 2014 and 2013, the Company purchased an aggregate of approximately Ch$1,814 million, Ch$4,716 million and Ch$3,198 million respectively, of such goods and services from such entities, and sold grapes and other services to these entities for Ch$ 2 million in 2014, Ch$ 9 million in 2013 and Ch$ 59 million in 2012.

Other. Besides formal requirements, Title XVI and Article 147, in particular, of the Chilean Corporation Law requires any related party transaction to be in Company’s interest and subject to terms and conditions customarily prevailing in the market at the time of its approval. Directors, managers and principal officers of companies that violate Article 147 are liable for losses resulting from such violation. In addition, Article 147 of the Chilean Corporation Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be immediately informed by the compromised Director to the boards of directors and shall only be approved if the absolute majority of the directors consider that the transaction is beneficial for the social interest. Chilean law requires that an interested director abstain from voting on such a transaction. If the absolute majority of the director is obliged to abstain for voting on any particular transaction, the transaction shall only be approved unanimously by the independent directors or by an a extraordinary shareholders meeting. See Item 10

— “Additional Information — Memorandum and Articles of Incorporation— Directors” for further information relating to conflict of interest transactions. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholder’s meeting. Violation of Article 147 may result in administrative or criminal sanctions and civil liability to the Company and shareholders or interested third parties who suffer losses as a result of such violation. The Company believes that it has complied with the requirements of Article 147 in all transactions with related parties during fiscal year 2015.

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

Wine Exports

Viña Concha y Toro and its subsidiaries export from Chile to 147 countries. Concha y Toro is the largest exporter in Chile. The Company also exports wine from Argentina through the subsidiary, Trivento Bodegas y Viñedos. Trivento is the third largest wine exporter by volume in Argentina. See “Item 4: Information on the Company — Company Sales — Argentina”. In addition, since 2011, after Fetzer’s acquisition, the Company started to export from the United States. Fetzer is the seventh largest exporter among Californian wineries. See “Item 4: Information on the Company — Company Sales — United States”

The following table presents wine exports (including exports from Chile, Argentina and United States) by volume, in Chilean pesos and as a percentage of total sales for the last three years.

Exports by Volume and Value
	2015	2014	2013
Exports (thousand – liters)	220,472	213,057	193,459
% of total sales	71.4%	71.3%	70.1%
Exports (Ch$ million)	450,210	417,437	325,200
% of total sales	70.8%	71.6%	68.4%

Legal and Arbitration Proceedings

The Company is not involved in any litigation or arbitration proceedings which, if determined adversely to the Company, individually or in the aggregate, would have a material adverse effect on the Company and its subsidiaries taken as a whole, nor to the Company’s knowledge are any such proceedings threatened.

The subsidiary of the Company in Argentina, Trivento Bodegas y Viñedos S.A, is involved in three legal procedures with the Argentinean Federal Tax Bureau (“AFIP”). AFIP has challenged Trivento’s revenue declarations for years 2002, 2003, 2004, 2005 and 2006. If the court ultimately decides against Trivento, Trivento could be required to pay an aggregate amount equivalent to approximately Ch$ 880,148 (approx. US$ 1.2 million). The three above cases are in the stage of appeal.

The subsidiary of the Company in Brazil, VCT Brasil Importación y Exportación Limitada, has been challenged by the Secretaria da Fazenda do Estado de São Paulo. This institution is demanding the reimbursement of unpaid ICMS-ST (local VAT). VCT Brasil Importación y Exportación Limitada has presented its defense in local courts. If finally local courts decide against VCT Brasil Importación y Exportación Limitada, VCT Brasil Importación y Exportación Limitada could be required to pay an aggregate amount equivalent to approximately Ch$ 15,614 million (approx. US$ 22.0 million).

Finally the Servicios de Impuestos Internos (Chilean IRS) has challenged the Company’s tax return for the year 2010 and 2011 in relation to the depreciation applied by the Company for it fixed assets (estanques). The Company filed a Tax Claim in the 4° Tribunal Tributario y Aduanero de la Región Metroipolitana. If the court ultimately decides against the Company, Concha y Toro could be required to pay an aggregate amount equivalent to approximately Ch$ 2,339 million (approx. US$ 3.3 million).

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

The Company’s dividend policy approved at the general shareholders’ meeting is to distribute 40% of net earnings excluding the earnings generated by Fetzer. For fiscal year 2015, interim dividends Nos. 260, 261 and 262 of Ch$3.00 per share were paid on September 30, 2015, December 30, 2015 and March 31, 2016, respectively. A final dividend No. 263 of Ch$18.5 per share was declared to pay on May 20, 2016 based on earnings registered during 2015 fiscal year. Total dividends disbursed against the profits of 2015 fiscal year totaled 40% of earnings, excluding earnings generated by Fetzer.

For fiscal year 2016, the Board and subsequently the Shareholders’ Meeting approved to pay three interim dividends of Ch$3.5 per share, charged against the earnings of 2016 fiscal year. These will be paid on September, 2016; December, 2016; and March, 2017, while the remaining profits up to a limit of 40% of the earnings (excluding the earnings generated by Fetzer) shall be disbursed in May 2017.

The above detailed dividend policy is the Board’s intent; however, fulfillment of this policy will be contingent on cash flows. Consequently, at the annual shareholders’ meeting, the Board shall solicit shareholder approval to modify the amounts and payment dates should the necessity arise.

The following table sets forth the dividends paid per share of common stock in respect of each of the years indicated:

Total Dividends Paid
Fiscal year,	Ch$ per share (1)
2009	23.70
2010	22.45
2011	26.00
2012	16.10
2013	18.90
2014	24.00
2015	27.50

(1)	Dividends per share are expressed in pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year. The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.

B. Significant Changes

No significant changes have occurred since the date of our last annual financial statements.

ITEM 9:	THE OFFER AND LISTING

Prior to the offerings of the ADS and the shares of Common Stock in October 1994, there was no public market for the Company’s securities in the United States. The Common Stock is currently traded on the Chilean Exchanges. In 2015, trading on the Santiago Stock Exchange accounted for approximately 92.9% of the trading volume of the Common Stock in Chile. The ADS are listed on the New York Stock Exchange and trade under the symbol “VCO.”

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

	Annual High and Low Closing Sale Prices
	Chilean Pesos Per Shares(2)		U.S. Dollars Per ADS(3)
Year Ended December	High	Low	High	Low

2008	1,132.7	780.0	43.4	26.0
2009	1,200.1	931.0	45.0	28.5
2010	1,300.0	1,010.0	51.0	39.0
2011	1,296.0	842.0	54.4	32.6
2012	1,161.7	874.1	47.5	33.4
2013	1,010.0	900.0	40.7	33.1
2014	1,250.0	940.5	43.5	34.0
2015	1,296.6	1,032.7	42.9	28.8
53

Chilean Pesos Per Shares(2)			U.S. Dollars Per ADS(3)
Year Quarter	Share Volume(000)(1)	High	Low	Share Volume(3)	High	Low
2014
1st Quarter	44,809.8	1,140.0	948.8	334,860	41.35	34.01
2nd Quarter	51,108.4	1,200.2	1,093.9	273,515	43.50	38.45
3rd Quarter	54,875.3	1,199.0	1,078.6	231,958	41.71	37.41
4th Quarter	47,342.5	1,199.0	1,092.5	252,635	41.01	35.61
2015
1st Quarter	36,036.9	1,300.0	1,120.1	172,360	41.50	36.20
2nd Quarter	46,804.9	1,288.9	1,000.0	319,076	42.85	35.00
3rd Quarter	50,606.6	1,200.0	1,044.6	248,837	36.28	29.00
4th Quarter	121,920.2	1,205.0	1,025.0	367,774	36.22	28.75

Month ended
September, 2015	12,603.0	1,200.0	1,121.0	61,397	35.50	31.34
October, 2015	12,897.0	1,202.0	1,110.0	38,109	36.22	31.68
November, 2015	62,143.0	1,205.0	1,039.9	200,651	34.15	28.75
December, 2015	33,717.0	1,090.0	1,025.0	129,014	31.30	28.93
January, 2016	17,834.4	1,130.7	1,036.0	90,880	32.88	28.22
February, 2016	11,035.1	1,164.2	1,120.6	86,749	33.61	29.50

(1)	Source: Volume traded in the Santiago Stock Exchange, the Chilean Electronic Exchange and the Valparaiso Stock Exchange.
(2)	Source: Santiago Stock Exchange. Chilean pesos per share reflect nominal price at trade date.
(3)	Source: Monthly Report-The Bank of New York. Reflects actual high/low closing prices.

According to the Company’s records, as of February 29, 2016, there were 1,291 holders of record of the Common Stock. Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.

ITEM 10:	ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

The following is a summary of certain information regarding the Company’s By-Laws and provisions of Chilean law. This summary is not complete. For a complete overview of the provisions of the By-Laws discussed in this summary, you are encouraged to read the Company’s By-Laws, previously filed and incorporated by reference as Exhibit 1.1 to this Annual Report. See Item 19— “Exhibits.”

Registration and corporate purposes. The Company is a corporation (sociedad anónima abierta) organized by means of a public deed (escritura pública) dated December 31, 1921, the abstract of which was recorded on Page 1051, Number 875, of Santiago’s Registry of Commerce in 1922 and published in Chile’s Official Gazette on November 6, 1922. Its existence was approved by a Supreme Decree Number 1556, dated October 18, 1922. After corporate amendments were made, the Company’s public deed was recorded on Page 15,664, Number 12,447 of Santiago’s Registry of Commerce in 1999 and recorded at Chile’s Securities Registry of the Superintendence of Securities under No. 0043 on June, 14, 1982. As set forth in Article 2 of the Company’s By-Laws, the purposes of the Company are: the operation and marketing of the wine-making industry in all its forms and all its distinct phases, whether with its own stock or stock purchased from third parties; the operation of agricultural real estate owned by the Company or leased from third parties; and the carrying out of real estate investments including acquiring, transferring and constructing real estate, either with its own personnel or through third parties.

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

If the conflicting interest transaction does not involve a “material amount,” the transaction shall be executed only with the previous approval of the Board of Directors. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of March 31, 2016, approximately Ch$ 51.6 million) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of March 31, 2016, approximately Ch$ 516 million) regardless of the size of the transaction. The same procedure shall be applicable in case the transaction complies with the Company’s habitual policies and in if the Company owns directly or indirectly at least the 95% of the other party in the transaction.

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

Under Chilean law, certain provisions affect an existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares. The Securities Market Law establishes that (a) any person who, directly or indirectly; (i) owns 10% or more of the subscribed capital of a corporation (the “majority shareholders”) whose shares are registered in the Securities Registry of the Superintendence of Securities, or (ii) owns any such percentage because of the purchase of shares; and (b) all directors, the chief executive officer and the other principal officers of any corporation whose shares are registered with the Superintendence of Securities, regardless of the number of shares they own, must report any purchase or sale of shares made by such persons or entities no later than the day after the date of such transactions to the Superintendence of Securities and to each of the stock exchanges in Chile where such corporation has securities registered. In addition, majority shareholders must inform the Superintendence of Securities and the stock exchanges with respect to whether the purchase is aimed at acquiring control of the corporation or merely a financial investment.

The Securities Market Law also provides that when one or more persons intend to take over a corporation subject to oversight by the Superintendence of Securities, they must give prior written notice to the Company, the Superintendence of Securities and the stock exchanges in Chile where such corporation has securities registered. This notice must include the price to be offered per share and the conditions of the proposed transaction, including the expected manner of acquiring the shares. Public notice shall be released through two publications in a newspaper of national presence as well.

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

d) transfer of corporate assets in the terms of article 67 No. 9 of the Chilean Corporation Law;

e) guarantees of third parties’ obligations, except when these third parties are affiliated companies (in which case approval of the Board of Directors will suffice); and

f) Any other matters that according to the Law or the By-Laws of the company are competence of the shareholders meeting.

In addition to the above, annual and extraordinary shareholders’ meetings must be called by the Board of Directors in the following circumstances:

-	when requested by shareholders representing at least 10% of issued stock;
-	when required by the Superintendence of Securities; and
-	whenever the social interest so warrants.

Only holders of stock registered in the Record of Shareholders five business days before the date of the pertinent meeting may participate with the right to speak and vote in shareholders’ meetings. Directors and officers other than shareholders may participate in shareholders’ meetings with the right to speak.

Shareholders may be represented at meetings by other individuals, regardless of whether or not those persons are shareholders themselves. Representation must be conferred in writing either by a private proxy or a public deed and for the total number of shares held by the shareholder.

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

Fetzer Vineyards. In April of 2011, the Company purchased 100% of the capital stock of Fetzer Vineyards from Brown-Forman Corporation. This transaction closed in April 15, 2011. The acquisition agreement related to this acquisition is included in this Annual Report as Exhibit 4.3 .

Excelsior Wine Company, LLC, on July 13, 2011, the Company entered into a joint venture with Banfi Vintners (“Banfi”) former distributor of Concha y Toro’s product in United States, to create a new company between them, named Excelsior Wine Company, LLC. which will distributes Chilean wines of Concha y Toro and Argentine wines of Trivento in the United States. Excelsior Wine Company, LLC. will also distribute the following brands “Little Black Dress” and “Five Rivers”, that belong to the Company’s subsidiary in California, Fetzer Vineyards. For a discussion of Excelsior Wine Company, LLC see Item 4 — “Information on the Company — History and Development of the Company.” The joint venture agreement is included in this Annual Report as Exhibit 4.4.

Southern Brewing Company S.A. On May 13 2011, the Company purchases a 40% of the capital stock of Southern Brewing Company S.A, a brewing company owner of the brand of Chilean beers “Kross”. On that same date, Southern Brewing Company S.A. and Comercial Peumo Ltda, signed a distribution agreement, for the distribution of Kross products which currently in force. In April 15, 2013, the shareholders of Southern Brewing Company S.A. agreed an increase of capital that resulted in an increase of Concha y Toro’s interest to 49%.

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

The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of Ch$ 7.0 million approximately (US$10,000));

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

Chapter XXVI of the former Foreign Exchange Regulations provided that access to the Formal Exchange Market for repatriation of dividend or distribution payments would be conditioned upon certification by the Company to the Central Bank of Chile that a dividend or distribution payment had been made and any applicable tax had been withheld. Cash dividends and other distributions paid by the Company with respect to ADS held by a non-Chilean resident holder are subject to a 35% Chilean withholding tax, which is withheld by the Company. However, stock dividends are deemed a non-taxable event pursuant to Chilean Income Tax Law, thus, not subject to Chilean taxation. See Item 10 — “Additional Information — Taxation.”

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

Cash Dividends and Other Distributions

Cash dividends paid by the Company with respect to the ADS or shares of Common Stock held by a foreign holder will be subject to a 35% Chilean withholding tax (the “Withholding Tax”), which will be withheld and paid to the Chilean Treasury by the Company. Chile has an imputation tax system. A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the “First- Category Tax”); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. From 1991 until 2001, the First-Category Tax rate was 15% resulting in an effective dividend withholding tax rate of approximately 23.52%. For 2002, the First-Category Tax rate was 16% resulting in an effective dividend withholding tax rate of approximately 22.62% and for year 2003 the First-Category Tax rate was 16.5%. From year 2004 until 2010 the First-Category Tax rate was 17%, resulting in an effective dividend withholding tax rate of approximately 21.69%. For year 2011, the First-Category Tax rate was 20%, resulting in an effective dividend withholding tax rate of approximately 18.75%. For year 2012, the First- Category Tax rate was 18.5%, resulting in an effective dividend withholding tax rate of approximately 20.25%. For year 2013, the First-Category Tax rate was set again at 20%, with the resulting effective dividend withholding tax rate of approximately 18.75%. For year 2014, the First-Category Tax rate was set at 21%, with the resulting effective dividend withholding tax rate of approximately 17.72%. For year 2015, the First-Category Tax rate is set at 22.5%, with the resulting effective dividend withholding tax rate of approximately 16.12%. For year 2016, the First-Category Tax rate would be set at 24%, with the resulting effective dividend withholding tax rate of approximately 14.47%. According to the Law No. 20780, the Chilean Tax Regime will change on 2017, as explained herein below.

The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a non-resident holder, assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 22.5% and a distribution of 50% of the net income of the Company distributable after payment of the First-Category Tax:

Company taxable income	200.0
First-Category Tax (22.5% of Ch$200)	(45.0)
Net distributable income	155.0
Dividend distributed (50% of net distributable income)	77.5
Gross Up to compute Withholding Tax: Ch$77.5 plus Ch$22.5 First Category Tax effectively paid	(100.0)
Withholding Tax Rate 35% of Ch$100.00 equal to Ch$35; minus credit for 50% of First Category Tax (22.5%)	12.5
Net withholding tax	(12.5)
Net dividend received	65.0
Approximate effective dividend withholding rate (12.5/77.5)	16.12%

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

Effective dividend Withholding Tax rate =	(Withholding Tax rate (35)) - (First-Category Tax rate (22.5))
100 - (First-Category Tax rate (22.5))

Under Chilean income tax law, dividends generally are assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of First-Category Tax that was paid by the Company. For years prior to 1991, the First-Category tax was 10%. Although this reduced First-Category Tax resulted in relatively greater amounts of distributable post-tax income for those years, the credit against the Withholding Tax for the First-Category Tax paid by the Company for those years will commensurably be diminished. Distributions of profits made with retained profits of those years, therefore, resulted in an effective dividend withholding tax rate of approximately 27.8%. Distributions of profits made with retained earnings of years 2002 and 2003, resulted or will result in an effective dividend withholding tax rate of approximately 23.52% and 22.62%, respectively. For distributions of profits generated during year 2004 until 2010, the effective dividend withholding tax is approximately 21.69%, and for distributions of profit generated on each of years 2011 and onwards, the effective dividend withholding tax was or will be the following: (i) for those generated in 2011, approximately 18.75%; (ii) for those generated in 2012, 20.25%; (iii) for those generated in 2013, 18.75%; and (iv) for those generated in 2014, 17.72%. For distributions of profits generated on year 2015, the effective dividend withholding tax rate will be 16.12%, and for distributions of profits generated on year 2016, the effective dividend withholding tax rate will be 14.47%. According to the Law No. 20780, the Chilean Tax Regime will change on 2017, as explained herein below.

Dividend distributions paid in kind would be subject to the same Chilean tax rules as cash dividends. Stock dividends are deemed a non-taxable event, thus, not subject to Chilean taxation for the shareholder at the moment the shares are distributed. Subsequent disposition of shares arising from stock dividends may be taxed in Chile (see Capital Gains). Disposition of the preemptive rights on compensated basis would be deemed in Chile as ordinary business income subject to taxation.

It is important to bear in mind that according to the 2014 Tax Reform Law (Law No. 20780 and Law 20899), from January 1, 2017 two Income Tax Systems will coexist between which corporate taxpayers must choose – and report to the IRS– within the last seven months of 2016. Based on how the Company is organized (as a Chilean stock corporation), it will be subject to the Partial Integration System (PIS), which is briefly explained below.

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.0%

The Partial Integration System (the “PIS”), whereby companies must pay corporate income tax at a rate of 27% on profits accrued during the respective period. When choosing the PIS, shareholders will be taxed on a cash basis, i.e., only for profits withdrawn or distributed in the corresponding commercial year. Foreign shareholders will be taxed at a 35% rate on dividends received, and the corporate income tax paid on the accrued profits will be available as a credit. Generally, the corporate income tax paid on the accrued profits is only partially available as a credit (approximately 65% of it).

An exception applies to shareholders residing in treaty countries, who will be entitled to a full credit (100% of the corporate income tax paid on accrued profits). Furthermore, this benefit is also extended, until 31 Dec 2019, to shareholders residing in countries with a tax treaty executed with Chile -even if not yet in force (i.e. USA, Argentina, China, Japan, Italy, Czech Republic and South Africa).

Corporate taxpayers subject to the Partial Integration System (the “PIS”), will be subject to the following corporate tax rates:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%
59

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

Prior to Law No. 20.448 published in the Official Gazette on August 13, 2010, if a capital gain was recognized on a sale or exchange of shares of Common Stock acquired upon surrender of ADRs (as distinguished from sales or exchanges of ADS abroad representing such shares) made by a foreign or Chilean resident or domiciled holder, such gain was deemed a non-taxable event provided that the requirements of Article 18 ter of the Chilean Income Tax Law were met.

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

In this regard, Rev. Ruling 224 of 2008 was issued in the context of Article 18 ter tax exemption on ADR operations and it confirmed that the reference contained in Article 18 ter to a foreign exchange stock market authorized by the Chilean Superintendence of Securities would cover gains derived from the transfer of shares in a Chilean company, acquired on the surrender (i.e. flow back) of ADRs acquired on the London Stock Exchange, NYSE and Madrid Stock Exchange.

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

Considering the requirements of Article 107 are not met and a capital gain is realized at the time of the sale of Common Stock, such capital gain, made either by a foreign holder or by Chilean resident holder, will be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either (i) the seniority on the Common Stock is less than one year since exchanging ADS for the Common Stock, or (ii) the shareholder acquired and disposed of the Common Stock in the ordinary course of its business or may be deemed an habitual trader of shares and (iii) the transaction takes place among parties deemed related, unlikely to take place in the sale is made in a stock market. In all other cases, gain on the disposition of Common Stock will exclusively be subject to the First-Category Tax (presently imposed at a rate of 24%) assessed as a sole tax and no second level taxation will apply e.g. the Withholding Tax in case of non-resident holder.

Amounts received by a foreign holder on the sale of preemptive rights relating to the shares of Common Stock will be deemed as business income, thus, subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter).

Other Chilean Taxes

There are no gifts, inheritance or estate taxes applicable to the ownership, transfer or disposition of ADS by a foreign holder, but such taxes will generally apply to the transfer at death or by gift of the Common Stock by a foreign holder. There are no Chilean stamps, issue, registration or similar taxes or duties payable by holders of Common Stock or ADS.

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

The U.S. federal income tax treatment of a holder of ADS or shares of Common Stock may vary depending upon its particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, certain financial institutions, regulated investment companies, real estate investment trusts, persons liable for alternative minimum tax, persons holding offsetting positions in respect of the ADS or shares of Common Stock (including as part of a straddle, hedging, conversion or integrated transaction), tax-exempt entities, broker-dealers, U.S. expatriates, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, partnerships or other pass-through entities or persons holding the ADS or shares of Common Stock through a partnership or other pass-through entity, traders that elect to mark-to-market, persons who acquired the ADS or shares of Common Stock pursuant to the exercise of any employee share option or otherwise as consideration and persons owning, directly or indirectly, 10% or more of the voting shares of the Company) may be subject to special rules not discussed below. Unless otherwise stated, the following summary is limited to U.S. Holders who hold the ADS or shares of Common Stock as “capital assets” within the meaning of Section 1221 of the Code. The discussion below also does not address the effect of any foreign, state or local tax law, or any federal tax law other than income tax law on a holder of the ADS or shares of Common Stock and does not address the Medicare contribution tax on net investment income. In addition, unless otherwise stated, the following discussion assumes that the Company is not currently and will not in the future be, classified as a “passive foreign investment company” (“PFIC”) within the meaning of the Code.

As used herein, the term “U.S. Holder” means a beneficial owner of the ADS or shares of Common Stock that is, for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, or that is otherwise treated as a U.S. tax resident under the Code, (iii) an estate that is subject to U.S. federal income taxation without regard to the source of its income, or (iv) a trust if (1) it is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions or and (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. The term “Non-U.S. Holder” refers to any beneficial owner of the ADS or shares of Common Stock other than a U.S. Holder.

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

A Non-U.S. Holder of the ADS or shares of Common Stock generally will not be subject to U.S. federal income tax on gain from the sale, exchange or other taxable disposition of such ADS or shares of Common Stock unless (i) such gain is “effectively connected” with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale, exchange or other taxable disposition and certain other conditions are met. In the case of (i), the Non-U.S. Holder will be taxed in the same manner as a U.S. Holder; while in the case of (ii) the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s U.S. source capital gains exceed such non-U.S. source capital losses. Any such gains recognized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if the corporate Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Passive Foreign Investment Company

Based on the market price of the ADS and shares of Common Stock and the value and composition of the Company’s assets, the Company does not believe it should be treated as a PFIC with respect to its most recently closed taxable year. Under the Code, a foreign corporation will be a PFIC for any taxable year in which either (1) 75% or more of its income is passive income or (2) the average percentage of the value of its assets that produce (or are held for the production of) passive income is 50% or more. If the Company was treated as a PFIC for any year during which a U.S. Holder held the ADS or shares of Common Stock, the Company will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADS or shares of Common Stock, absent a special election as discussed below. The application of the PFIC rules is subject to uncertainty in several respects, and the Company cannot assure holders that it will not be a PFIC for any taxable year. If the Company is a PFIC for any taxable year during which a U.S. Holder holds the ADS or shares of Common Stock, a U.S. Holder will be subject to special tax rules with respect to any “excess distributions” the U.S. Holder receives and any gain such holder recognizes from a sale, exchange or other taxable disposition (including a pledge) of the ADS or shares of Common Stock, unless the U.S. Holder makes a “mark-to-market” or qualified electing fund (“QEF”) election (if available) as discussed below. Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ADS or shares of Common Stock will be treated as an excess distribution.

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

Alternatively, if the ADS are “marketable stock” (as defined below), a U.S. Holder can avoid taxation under the unfavorable PFIC rules described above in respect of the ADS by making a mark-to-market election in respect of the ADS by the due date (determined with regard to extensions) for such U.S. Holder’s tax return in respect of the first taxable year of such U.S. Holder during which the Company is treated as a PFIC. If a U.S. Holder makes a mark-to-market election for the ADS or shares of Common Stock, the U.S. Holder will include in income in each of the U.S. Holder’s taxable years during which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of the ADS or shares of Common Stock as of the close of the U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such ADS or shares of Common Stock. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ADS or shares of Common Stock over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to- market gains on the ADS or shares of Common Stock included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADS or shares of Common Stock, are treated as ordinary income.

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

Additional Reporting Requirements

U.S. individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by Non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. The ADS or shares of Common Stock may be subject to these rules. U.S. Holders that are individuals should consult their tax advisors regarding the application of this requirement to their ownership of the ADS and shares of Common Stock.

F. Dividends and paying agents

Not applicable.

G. Statements by experts

Not applicable.

H. Documents on Display

The Company files reports and other information with the Securities and Exchange Commission (the “SEC”). Any documents that the Company files with the SEC may be read and copied at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

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

Interest Rate Risk

The Company’s exposure to interest rate risk relates to its debt obligations. As of December 31, 2015 the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted to Ch$236,218 million of which, as of December 31, 2015, Ch$56,435 million is short term debt and Ch$179,783 million is long term debt with maturities through 2018 for its bank debt and 2026 for the bond debt.

As of December 31, 2015, 93.9% of the debt is fixed-rate and is denominated in Chilean pesos, US dollars, Sterling Pounds, Brazilian Reais, Euros, Argentine pesos and Mexican pesos; the rest is covered with hedging instruments. The fair market value of total bank debt, as of December 31, 2015, does not significantly differ from the recorded amount in the Consolidated Financial Statements. The interest rate risk arises from the uncertainty regarding interest rate at which the Company can refinance its short term debt given the current uncertainty in the global financial markets.

The sensibility analysis, assuming that the Company does not perform interest rate hedging, indicate that, an increase/decrease of 100 base points in interest rates in all the loans with variable interest rate, in-force during 2015, would have generated a higher/lower interest expense for the year amounting to Ch$168.5 million, with effect on profit or loss.

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

Interest Bearing Debt As of December 31, 2015

(in million of Ch$)

Expected Maturity Date

Short-Term and		Average Interest Rate	2016	2017	2018	2019	2020	There after	ShortTerm and Long-Term Debt	Fair Value
Long-Term Debt		%	Mn.Ch$	Mn.Ch$	Mn.Ch$;	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$
Dollar	Fixed Rate	2.95%	39,445	46,160	22,015	4,261	—	—	111,881	115,172
Dollar	Variable Rate	1.81%	5,687	5,681	2,841	—	—	—	14,209	14,401
BRL	Fixed Rate	15.88%	4,879	—	—	—	—	—	4,879	4,700
Ch$(UF)	Fixed Rate	3.31%	16,071	12,815	21,358	8,543	8,543	25,629	92,960	94,823
ARG$	Fixed Rate	26.96%	4,793	525	278	—	—	—	5,596	6,730
MXN	Fixed Rate	5.45%	1,773	—	—	—	—	—	1,773	1,773
Ch$	Fixed Rate	5.73%	2,840	1,387	693	—	—	—	4,920	4,934
Total			75,488	66,568	47,185	12,804	8,543	25,629	236,218	242,533

By comparison, as of December 31, 2014 the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted to Ch$246,934 million of which, as of December 31, 2014, Ch$53,739 million was short term debt and Ch$193,195 million was long term debt. As of December 31, 2014, most of the financed debt had a fixed-rate with maturities through 2026 as presented in the table below.

Interest Bearing Debt As of December 31, 2014

(in million of Ch$)

Expected Maturity Date

Short-Term and		Average Interest Rate	2015	2016	2017	2018	2019	There after	ShortTerm and Long-Term Debt	Fair Value
Long-Term Debt		%	Mn.Ch$	Mn.Ch $	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$
Dollar	Fixed Rate	3.03%	28,114	32,360	39,439	15,169	—	—	115,082	118,306
Dollar	Variable Rate	1.47%	4,859	4,854	4,854	2,427	—	—	16,994	17,474
BRL	Fixed Rate	12.74%	6,445	—	—	—	—	—	6,445	6,444
Ch$(UF)	Fixed Rate	3.33%	3,134	14,776	12,314	20,523	8,209	32,836	91,793	93,108
ARG$	Fixed Rate	23.71%	4,981	425	156	—	—	—	5,562	5,262
MXN	Fixed Rate	5.19%	1,923	—	—	—	—	—	1,923	1,923
Ch$	Fixed Rate	5.61%	4,282	2,773	1,387	693	—	—	9,135	9,384
Total			53,738	55,188	58,150	38,812	8,209	32,836	246,934	251,901
64

Foreign Currency Exchange Rate Risk

The primary exchange rate risk that the Company faces is the depreciation of the peso against the various currencies in which Company’s revenues are denominated. The Company’s export sales are primarily denominated in U.S. dollars, Euros, Pounds Sterling, Canadian dollars, Brazilian reais and Swedish and Norwegian crowns. During 2015 and 2014, 81.1% and 81.3%, respectively, of the Company’s total revenues were nominated in foreign currency. This risk is partly offset by the natural hedge resulting from approximately 50% of the Company’s costs and expenses being denominated in foreign currency, primarily U.S. dollars.

A sensitivity analysis by currency is presented below, showing the effect in Net Income as of December 2015.

Currency	Depreciation 10% Th.Ch$	Appreciation 10% Th.Ch$
US Dollar	3,040,695	(3,040,695)
Sterling Pound	2,322,687	(2,322,687)
Euro	804,704	(804,704)
Canadian Dollar	355,127	(355,127)
Brazilian Real	1,360,232	(1,360,232)
Swedish Crown	427,269	(427,269)
Norwegian Crown	117,536	(117,536)
Mexican Peso	312,503	(312,503)
Argentinean Peso	(790,509)	790,509
Total	7,950,244	(7,950,244)

A sensitivity analysis by currency is presented below, showing the effect in Net Income as of December 2014.

Currency	Depreciation 10% Th.Ch$	Appreciation 10% Th.Ch$
US Dollar	2,600,863	(2,600,863)
Sterling Pound	2,198,378	(2,198,378)
Euro	919,763	(919,763)
Canadian Dollar	282,633	(282,633)
Brazilian Real	1,230,557	(1,230,557)
Swedish Crown	365,129	(365,129)
Norwegian Crown	89,236	(89,236)
Mexican Peso	375,902	(375,902)
Argentinean Peso	(747,480)	747,480
Total	7,314,981	(7,314,981)

A sensitivity analysis by currency is presented below, showing the effect in Equity as of December 2015.

Currency	Depreciation 10% Th.Ch$	Appreciation 10% Th.Ch$
US Dollar	19,971,414	(19,971,414)
Sterling Pound	12,333,100	(12,333,100)
Euro	5,705,633	(5,705,633)
Canadian Dollar	1,905,016	(1,905,016)
Brazilian Real	3,496,527	(3,496,527)
Swedish Crown	1,630,063	(1,630,063)
Norwegian Crown	482,054	(482,054)
Mexican Peso	1,514,087	(1,514,087)
Total	47,037,894	(47,037,894)

A sensitivity analysis by currency is presented below, showing the effect in Equity as of December 2014.

Currency	Depreciation 10% Th.Ch$	Appreciation 10% Th.Ch$
US Dollar	12,628,865	(12,628,865)
Sterling Pound	9,518,676	(9,518,676)
Euro	1,501,953	(1,501,953)
Canadian Dollar	1,488,438	(1,488,438)
Brazilian Real	2,146,087	(2,146,087)
Swedish Crown	1,501,953	(1,501,953)
Norwegian Crown	453,376	(453,376)
Total	29,239,348	(29,239,348)
65

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

In addition, domestic sales of the Company’s Argentine subsidiaries are denominated in Argentine pesos, which represent 1.1% of total sales of the Company and would therefore be affected by the devaluation of the local currency. In order to mitigate the exchange rate risk the Company manages financial debt in Argentine pesos.

The following table sets forth the Company’s assets and liabilities subject to exchange rate risk as of December 31, 2015. The value of these foreign currency denominated assets and liabilities are represented in millions of Chilean pesos at the applicable exchange rate on December 31, 2015, which is included in the final row of the table.

Assets and Liabilities Subject to Foreign Exchange Risk

As of December 31, 2015

(in million of Ch$/except Exchange Rate)

Applicable Currency of

Asset/Liability	USD(1)	EUR(2)	GBP(3)	CAD(4)	ARS(5)	SEK(6)	NOK(7)	BRL(8)	MXN(9)	ZAR(10)
Cash	6,802	464	4,756	309	5,181	590	1,312	1,162	535	7
Derivatives Contracts Current	382	317	357	158	—	1,046	14	351	58	—
Other Assents Current	116,437	19,945	48,789	3,525	25,198	11,085	3,191	22,837	12,304	19
Property, Plant and equipment	48,208	3,611	143	—	26,374	—	—	41	57	6
Derivatives Contracts Non Current	173	6,912	533	146	—	38	—	—	—	—
Other Assents Non Current	60,786	102	472	18	523	34	17	4,872	146	7
Total Assets	232,788	31,351	55,050	4,156	57,276	12,793	4,534	29,263	13,100	39
Derivative Contracts Current	8,363	343	4,940	16	—	1,035	—	75	5	—
Current Liabilities	72,427	6,127	20,168	1,573	16,280	5,119	2,932	15,769	5,744	60
Derivative Contracts Non Current	27,436	2,265	17,571	204	—	786	—	—
Long-Term Liabilities	81,778	—	—	—	—	—	—	803	—	—
Total Liabilities	190,004	8,735	42,679	1,793	16,280	6,940	2,932	16,647	5,749	60

Exchange Rate	710.16	774.61	1,053.02	511.50	54.75	84.24	80.60	178.31	40.95	45.62

(1)	USD: U.S. dollar
(2)	EUR: Euro
(3)	GBP: Pound sterling
(4)	CAD: Canadian dollar
(5)	ARS: Argentine peso
(6)	SEK: Swedish crown
(7)	NOK: Norwegian crown
(8)	BRL: Brazilian real
(9)	MXN: Mexican peso
(10)	ZAR: South African rand

By comparison, the following table represents the Company’s assets and liabilities subject to exchange rate risk as of December 31, 2014.

Assets and Liabilities Subject to Foreign Exchange Risk

As of December 31, 2014

(in million of Ch$/except Exchange Rate)

Applicable Currency of

Asset/Liability	USD(1)	EUR(2)	GBP(3)	CAD(4)	ARS(5)	SEK(6)	NOK(7)	BRL(8)	MXN(9)	ZAR(10)
Cash	5,279	926	3,157	117	1,294	911	1,056	869	335	23
Derivatives Contracts Current	189	2,012	325	876	—	189	72	221	158	—
Other Assents Current	112,806	15,168	37,559	3,914	20,809	10,469	2,543	21,569	9,366	6
Property, Plant and equipment	43,866	3,611	86	—	23,213	2	—	97	92	11
Derivatives Contracts Non Current	139	4,573	315	86	—	1,215	—	—	—	—
Other Assents Non Current	50,850	102	206	19	718	6	14	2,991	206	2
Total Assets	213,129	26,392	41,648	5,012	46,034	12,792	3,685	25,747	10,157	42
Derivative Contracts Current	3,152	1,096	2,014	613	—	—	—	37	—	—
Current Liabilities	57,307	4,843	13,756	983	12,952	4,018	2,235	13,463	4,307	31
Derivative Contracts Non Current	13,033	564	9,001	296	—	233	—	—
Long-Term Liabilities	99,174	—	—	—	582	—	—	—	—	—
Total Liabilities	172,666	6,503	24,771	1,892	13,534	4,251	2,235	13,500	4,307	31

Exchange Rate	606.75	738.05	944.21	522.88	70.97	78.40	81.62	228.27	41.18	52.43

(1)	USD: U.S. dollar
(2)	EUR: Euro
(3)	GBP: Pound sterling
(4)	CAD: Canadian dollar
(5)	ARS: Argentine peso
(6)	SEK: Swedish crown
(7)	NOK: Norwegian crown
(8)	BRL: Brazilian real
(9)	MXN: Mexican peso
(10)	ZAR: South African rand

Commodity Price Risk

The Company relies on outside vineyards for supplies of grapes and bulk wine. Grapes purchased from outside vineyards are subject to fluctuation in price and quality and generally cost more than grapes from the Company’s vineyards.

In 2015, 57.9% of the grapes used in the production of its premium, varietal, bi-varietals and sparkling wines were purchased by the Company from independent growers in Chile. Additionally, in 2015, the Company purchased the grapes and bulk wine required to produce approximately 82.8% of the popular wines sold by the Company. Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations. As of December 31, 2015, the Company did not hold any grape price-sensitive instrument.

Inflation Risk.

A unique feature of the Chilean financial markets is the volume of corporate bonds denominated in UF instead of Chilean Pesos. Investors prefer corporate bonds denominated in UF because they can receive specific returns without the bearing the risk of inflation; this means, however, that the risk of inflation is transferred to the debt issuer. Currently, Viña Concha y Toro is exposed to the UF (Unidad de Fomento) in the following instruments: Corporate Bonds, Bank Loans and Time Deposits, however decrease in part the Company’s total exposure.

As of December 31, 2015, 39.0% of the Company’s debt is denominated in UF. In order to hedge the fluctuation of UF, the Company entered into various swap contracts.

During 2015 the Company recognized a loss amounting to Th.Ch$ 3,804,428 which relates to the adjustment of short and long-term financial debts indexed to the variation of UF. A variation of 100 base points in the inflation that refine the UF in this period would generate a greater loss /gain amounting to ThCh$ 907,992, with effect on profit or loss.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. American Depositary Shares Fees and expenses

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or deposited securities or a distribution of ADSs), whichever applicable:

•	taxes and other governmental charges,
•	such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to the name of the Bank of New York Mellon (“the Depositary”) or its nominee or the agent of the Depositary or its nominee on the making of deposits or withdrawals hereunder,
•	such cable, telex and facsimile transmission expenses as are expressly provided in the agreement between the Company and the Depositary
•	such expenses as are incurred by the Depositary in the conversion of foreign currency,
•	a fee not in excess of Ch$ 2,400 (approx. US$5.00) or less per 100 ADS (or portion thereof) for the execution and delivery of ADRs and the surrender of ADRs,
•	a fee for, and deduction of such fee from, the distribution of proceeds of sales of securities or rights, such fee being in an amount equal to the fee for the issuance of ADS which would have been charged as a result of the deposit by owners of securities or shares received in exercise of rights distributed to them, but which securities or rights are instead sold by the Depositary and the net proceeds distributed.

The Company will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with the agreements in writing entered into the Depositary and the Company from time to time.

Amounts payable by the depositary to the Company

Fees Incurred in Past Annual Period Under the fee agreement between us and the Depositary, the Depositary agrees to pay certain fees relating to the maintenance of the ADRs. Certain fees we encounter related to our ADRs are reimbursed to us by the Depositary. From January 1, 2015 to December 31, 2015, we received from the Depositary approximately Ch$ 32.0 million (US$45,000) corresponding to the annual stock exchange listing fees.

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

(a) Disclosure Controls and Procedures. The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” for the year ended December 31, 2015. Nevertheless, there are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure as of the end of the period covered by this report.

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

The Company’s management, with the assistance of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, the Company’s management used the criteria set forth in the 1992 Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework.

Based on the evaluation under these criteria, management has concluded that, as of December 31, 2015, the Company’s internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm See page F-3 of this Annual Report for the attestation report on the effectiveness of the Company’s internal control over financial reporting of the Company’s independent registered public accounting firm.

(d) Changes in Internal Control Over Financial Reporting. During 2015 the Company, as instructed by the Director’s Committee, has begun transitioning to the 2013 COSO framework and expects that this transition will be completed during year 2016.

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
69

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

Aggregate fees for professional services rendered by KPMG Auditores Consultores Ltda. (“KPMG”), our independent registered public accounting firm, in each of the last three fiscal years, in each of the following categories are:

	2015 ThCh$	2014 ThCh$	2013 ThCh$
Audit Fees	473,795	556,767	380,567
Audit-related fees	13,551	—	19,160
Tax Fees	4,826	791	37,775
All others fees	880	12,927	2,737
Total	493,052	570,485	440,238

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

“All other Fees” includes audit services that are not included as regular “Audit Fees”, the main services provided in 2015 and 2014 are the following: counseling services for Accounting Certification in Trivento during 2015, counseling services in sustainability matters in Chile in 2014, counseling services in legal matters regarding the redaction of the agreement for the compensation trade balance (“contrato de compensación de balanza comercial) in Argentina during 2014.

Pre-approval Policies and Procedures

Chilean law states that public companies are subject to “pre-approval” requirements under which all audit and non-audit services provided by the independent auditor must be pre-approved by the Directors’ Committee. In the Company’s case, its Directors’ Committee approves all audits, audit-related services, tax services and other services. Any services to be provided by independent auditors that are not specifically included within the scope of the audit must be pre-approved by the Directors’ Committee prior to any engagement.

ITEM 16.D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Mr. Rafael Guilisasti is an affiliate of the Company or a representative of such an affiliate. Mr. Rafael Guilisasti has observer status only on the Audit Committee and is not a voting member or the chair of the committee. He also does not serve as an executive officer of the Company. Therefore, he relies on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act. We do not believe that his status as an affiliate materially adversely affects the ability of our Audit Committee to act independently or to satisfy the other requirements of the listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act. See Item 6.C . — “Board Practices.”

ITEM 16.E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16.F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16.G:	CORPORATE GOVERNANCE

American Depositary Shares representing shares of Common Stock are listed on the New York Stock Exchange (“NYSE”). However, because the Company is a “foreign private issuer,” as defined in the rules of the Securities and Exchange Commission, the Company is exempt from the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended and the obligation to notify the NYSE if any of the Company’s executive officers becomes aware of any non- compliance with any applicable provisions of Section 303A. Instead, the rules of both the SEC and the NYSE require the Company to provide a summary, included below, of the significant ways in which the Company’s corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

Independent Directors on the Board of Directors

Under the rules to NYSE, U.S. companies listed on NYSE must have a majority of independent directors. Chilean law only requires at least one independent director and the Company’s Board of Directors is, in fact, comprised of a minority of independent directors.

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

Directors’ Committee and Audit Committee

Under the rules NYSE, U.S. companies listed on NYSE must have an audit committee consisting of a minimum of three independent directors who are financially literate and at least one who is a designated financial expert. Chilean law requires open stock companies with a market capitalization greater than UF 1.5 million (approximately Ch$ 38,444 million or US$54.1 million) and at least 12.5% of its shares issued with voting rights are held by individual shareholders who control or have less than 10% such shares, such as the Company, to have a Directors’ Committee, composed of three directors who meet the independence requirements under Chilean law (as described below). The Company has a Directors’ Committee, composed of a majority of independent directors as required by Chilean law, which also performs the functions of the Audit Committee required by the NYSE. For the non-independent director on the Directors’ Committee, the Company relies on an exemption of the NYSE listing standards relating to Audit Committees of Rule 10A-3 promulgated under the Exchange Act. Chilean law has no requirement for members to be financial experts.

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

vi.	informing and advising the Board of Directors about hiring external auditors for non-audit neither prohibited services; and

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

The applicable U.S. rules provide that all interested parties, not just shareholders, must be able to communicate their concerns regarding the listed company to the presiding director, or the non-management or independent directors as a group. There is no similar provision in Chilean law.

ITEM 17:	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18:	FINANCIAL STATEMENTS

The following consolidated financial statements, together with the reports of KPMG are filed as part of this Annual Report:

ITEM 19	EXHIBITS

List of Exhibits

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.
2.11*	Form of Deposit Agreement among the Company, The Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, filed as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.
2.22*	Form of Foreign Investment Contract among the Company, The Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADS and ADRs (with English translation), filed as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.
2.3*	Central Bank of Chile Chapter XXVI, filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.
3.11*	Agency Agreement dated as of August 31, 1993 between the Company and Banfi Products Corporation, filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.
3.22*	English Translation of Powers of Attorney granted by the Board of Directors of Inversiones Totihue S.A. to Family Principal Shareholders filed as Exhibit 3.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.
3.33*	English Translation of Powers of Attorney granted by the Board of Directors of Rentas Santa Bárbara S.A. to Family Principal Shareholders filed as Exhibit 3.3 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.
3.44*	English Translation of Shareholders Agreement, dated August 20, 1999, entered into by Guilisasti family and other affiliated parties relating to, among others, the transfer and voting of Common Stock filed as Exhibit 3.4 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1999.
4.11*	English Translation of the Shareholders’ Agreement, dated June 30, 1997, entered into by Viña Concha y Toro S.A. and Baron Philippe de Rothschild, relating to the creation of Viña Almaviva S.A. filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.
4.22*	English Translation of the Shareholders’ Agreement, dated November 15, 2000, entered into by Viña Concha y Toro S.A. and Amorim & Irmaos, S.G.P.S. S.A. relating to, among others, the transfer and voting of common stock and the management and administration of Industria Corchera, S.A. filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.
4.33*	Stock Purchase Agreement, dated March 1, 2011, entered into by Viña Concha y Toro S.A. and Brown-Forman Corporation relating to the acquisition of Fetzer Vineyards.
4.44*	Limited Liability Company Agreement of Excelsior Wine Company, LLC dated July 14, 2011, entered into by VCT USA Inc, a fully owned subsidiary of Viña Concha y Toro and Banfi Chile LLC, a fully owned subsidiary of Banfi Products Corporation.
8.1*	List of Significant Subsidiaries. Our significant subsidiaries, their jurisdictions of incorporation and the names under which they do business are identified in Item 4 “Information on the Company — Organizational Structure.”

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley (filed herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporates it by reference.)

*Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIÑA CONCHA Y TORO S.A.
Registrant

By: /s/
	Name:	Eduardo Guilisasti G.
	Title:	Gerente General/
General Manager
(Chief Executive Officer)

	Date:	May 10, 2016

By: /s/
	Name:	Osvaldo Solar V.
	Title:	Gerente Corporativo de Administración y Finanzas/
Corporate Chief Financial Officer
(Chief Financial Officer)

	Date:	May 10, 2016

EXHIBIT INDEX

Exhibit Number

List of Exhibits

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.
2.11*	Form of Deposit Agreement among the Company, The Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, filed as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.
2.22*	Form of Foreign Investment Contract among the Company, The Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADS and ADRs (with English translation), filed as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.
2.33*	Central Bank of Chile Chapter XXVI, filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.
3.11*	Agency Agreement dated as of August 31, 1993 between the Company and Banfi Products Corporation, filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.
3.22*	English Translation of Powers of Attorney granted by the Board of Directors of Inversiones Totihue S.A. to Family Principal Shareholders filed as Exhibit 3.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.
3.33*	English Translation of Powers of Attorney granted by the Board of Directors of Rentas Santa Bárbara S.A. to Family Principal Shareholders filed as Exhibit 33 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.
3.44*	English Translation of Shareholders Agreement, dated August 20, 1999, entered into by Guilisasti family and other affiliated parties relating to, among others, the transfer and voting of Common Stock filed as Exhibit 3.4 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1999.
4.11*	English Translation of the Shareholders’ Agreement, dated June 30, 1997, entered into by Viña Concha y Toro S.A. and Baron Philippe de Rothschild, relating to the creation of Viña Almaviva S.A. filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.
4.22*	English Translation of the Shareholders’ Agreement, dated November 15, 2000, entered into by Viña Concha y Toro S.A. and Amorim & Irmaos, S.G.P.S. S.A. relating to, among others, the transfer and voting of common stock and the management and administration of Industria Corchera, S.A. filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.
4.33*	Stock Purchase Agreement, dated March 1, 2011, entered into by Viña Concha y Toro S.A. and Brown-Forman Corporation relating to the acquisition of Fetzer Vineyards.
4.44*	Limited Liability Company Agreement of Excelsior Wine Company, LLC dated July 14, 2011, entered into by VCT USA Inc, a fully owned subsidiary of Viña Concha y Toro and Banfi Chile LLC, a fully owned subsidiary of Banfi Products Corporation.
8.1*	List of Significant Subsidiaries. Our significant subsidiaries, their jurisdictions of incorporation and the names under which they do business are identified in Item 4 “Information on the Company — Organizational Structure.”

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley (filed herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporates it by reference.)

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Viña Concha y Toro S.A.:

We have audited the accompanying consolidated financial statements of financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Viña Concha y Toro and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2015, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Viña Concha y Toro S.A.´s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 10, 2016 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting,

KPMG Ltda.

Santiago, Chile
May 10, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Viña Concha y Toro S.A.:

We have audited the internal control over financial reporting of Viña Concha y Toro S.A. ("the Company") as of May 10, 2016, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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
In our opinion, Viña Concha y Toro S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated the statements of financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated May 10, 2016 expressed an unqualified opinion on those consolidated financial statements.

KPMG Ltda.

Santiago, Chile
May 10, 2016

F-3

2015

Consolidated Financial
Statements (Thousands of Chilean Pesos)
As of December 31, 2015, December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013.

Viña Concha y Toro S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2015 and 2014

ASSETS	Note	As of December 31, 2015 ThCh$	As of December 31, 2014 ThCh$
Current Assets
Cash and cash equivalents	(6)	30,635,184	30,304,154
Other current financial asset	(7)	6,439,833	7,053,502
Other non-financial current assets	(16)	23,018,675	21,835,893
Current trade and other accounts receivable, net	(8)	175,027,078	155,179,838
Current accounts receivable from related parties	(9)	11,454,348	9,937,480
Inventories	(10)	235,986,491	218,336,130
Biological assets	(15)	18,259,302	16,317,102
Current tax assets	(21)	14,020,528	14,961,064

Total Current Assets		514,841,439	473,925,163

Non-Current Assets
Other non-current financial assets	(7)	12,253,113	8,630,985
Other non current non-financial assets	(16)	6,241,534	4,839,739
Investments in affiliates accounted for using the equity method	(11)	23,602,244	20,311,097
Intangible assets other than goodwill	(13)	41,130,497	35,515,187
Goodwill	(12)	28,396,882	24,261,868
Property, plant and equipment, net	(14)	347,762,584	341,758,199
Deferred tax assets	(21)	13,242,753	8,769,070

Total non-current assets		472,629,607	444,086,145

Total Assets		987,471,046	918,011,308

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2015 and 2014

LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	As of December 31, 2015	As of December 31, 2014
		ThCh$	ThCh$
Current liabilities
Other current financial liabilities	(18)	90,851,939	61,269,989
Trade accounts payable and other current accounts payable	(20)	106,997,484	80,857,809
Current accounts payable to related companies	(9)	6,231,830	5,196,408
Other current provisions	(24)	32,752,884	29,908,164
Current tax liabilities	(21)	18,056,310	21,860,602
Current accruals due to benefits to employees	(23)	13,496,642	11,582,718
Other current non-financial liabilities		2,989,974	1,970,606

Total current liabilities		271,377,063	212,646,296

Non-current liabilities
Other non-current financial liabilities	(18)	208,990,120	216,322,033
Non-current accounts payable to related companies	(9)	536,570	732,466
Deferred tax liabilities, non-current	(21)	48,793,801	42,795,572
Non-current accruals due to benefits to employees	(23)	2,617,507	2,463,037
Other non-current non-financial liabilities		820,437	71,081

Non-current liabilities		261,758,435	262,384,189

Total liabilities		533,135,498	475,030,485

Equity
Issued capital	(26)	84,178,790	84,178,790
Accumulated Profits/(losses)		397,480,284	367,635,107
Other reserves		(28,948,025)	(10,230,220)

Equity attributable to the owners of the controlling entity		452,711,049	441,583,677

Non-controlling interest		1,624,499	1,397,146

Total Equity		454,335,548	442,980,823

Total shareholders’ equity and liabilities		987,471,046	918,011,308

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended as of December 31 2015, 2014 and 2013

CONSOLIDATED STATEMENTS OF INCOME	Note	From January 1 to December 31, 2015	From January 1 to December 31, 2014	From January 1 to December 31, 2013
		ThCh$	ThCh$	ThCh$
Revenues	(29)	636,194,074	583,313,064	475,622,285
Cost of sales	(30)	(391,505,147)	(360,130,910)	(311,387,251)

Gross profit		244,688,927	223,182,154	164,235,034

Other income		1,683,792	1,108,421	881,490
Distribution costs	(30)	(140,617,106)	(129,478,984)	(108,403,857)
Administrative expenses	(30)	(31,836,192)	(29,821,043)	(19,206,540)
Other expenses by function	(30)	(2,897,513)	(1,980,063)	(1,293,437)

Income from operating activities		71,021,908	63,010,485	36,212,690

Financial income	(31)	621,644	736,622	1,090,228
Financial expense	(31)	(10,034,845)	(10,342,307)	(9,709,871)
Equity in income of associates accounted for using the equity method	(11)	5,324,722	3,694,551	1,901,470
Foreign currency transaction gain, net	(31)	796,468	2,231,871	14,224,960
Income (expenses) by adjustment units	(31)	(849,417)	(2,933,059)	(1,348,350)

Income before tax		66,880,480	56,398,163	42,371,127

Income tax expense	(21)	(16,518,092)	(18,400,999)	(8,762,006)

Net income		50,362,388	37,997,164	33,609,121

Net income attributable to:
Net income attributable to equity holders of controlling interest	(25)	49,797,379	37,397,592	33,173,641
Net income attributable to non-controlling interest		565,009	599,572	435,480

Net income		50,362,388	37,997,164	33,609,121

Earnings per share
Basic and diluted earnings per share	(25)	66.66	50.06	44.41

Basic and diluted earnings per share		66.66	50.06	44.41

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended as of December 31, 2015, 2014 and 2013

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	From January 1 to December 31, 2015	From January 1 to December 31, 2014	From January 1 to December 31, 2013
	ThCh$	ThCh$	ThCh$
Net income	50,362,388	37,997,164	33,609,121

Comprehensive income components before taxes

Foreign currency translation difference
Gains (losses) from foreign currency translation differences (*)	9,531,432	4,268,484	584,247
Actuarial benefit plans
Actuarial gains (losses) from defined benefit plans, before taxes	25,206	(102,731)	(64,542)

Financial assets available for sale
Gains / (losses) due to new remeasurements of financial assets available for sale, before tax (*)	(76,493)	(201,181)	(31,715)

Cash flow hedges
Net losses due to cash flow hedges, before taxes (*)	(25,308,863)	(7,390,844)	(16,930,578)

Net investment hedges
Gains (losses) from net investment hedges, before taxes (*)	(8,603,632)	(6,228,896)	(1,708,416)

Revaluation
Other comprehensive income, before taxes, gains (losses) from revaluation (*)	—	1,574,200	2,169,897

Income taxes related of other comprehensive income

Income taxes related to financial assets available for sale of other comprehensive income (*)	20,654	17,476	6,069
Income taxes related to cash flow hedges from other comprehensive income (*)	5,711,132	311,456	1,099,479

Income taxes related to defined benefit plans from other comprehensive income	(17,241)	40,863	12,909
Income taxes related to changes in revaluation surplus from other comprehensive income (*)	—	(425,034)	—

Total comprehensive income	31,644,583	29,860,957	18,746,471

Comprehensive income attributable to:
Comprehensive income attributable to controlling interest	31,079,574	29,261,385	18,310,991
Comprehensive income attributable to non-controlling interest	565,009	599,572	435,480

Total comprehensive income	31,644,583	29,860,957	18,746,471

(*) When specific conditions are met, these items will be reclassified into the consolidated statement of income.

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM JANUARY 1 TO DECEMBER 31, 2015

STATEMENT OF CHANGES IN EQUITY	Issued capital	Foreign currency translation difference reserve	Cash flow hedge reserves	Reserves of gains and losses on defined actuarial benefit plans	Reserves of gains and losses on net investment hedges in equity instruments	Reserves of gains or losses in remeasurement of financial assets available for sale	Other miscellaneous reserves	Other reserves	Accumulated profits (losses)	Equity attibutable to controlling interest	Non controlling interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance As of January 1, 2015	84,178,790	4,574,308	(11,514,013)	(113,501)	(8,001,185)	237,346	4,586,825	(10,230,220)	367,635,107	441,583,677	1,397,146	442,980,823
Changes in equity												—
Comprehensive income												—
Net income	—	—	—	—	—	—	—	—	49,797,379	49,797,379	565,009	50,362,388
Other comprehensive income (loss)	—	9,531,432	(19,597,731)	7,965	(8,603,632)	(55,839)	—	(18,717,805)	—	(18,717,805)	—	(18,717,805)
Comprehensive income	—	9,531,432	(19,597,731)	7,965	(8,603,632)	(55,839)	—	(18,717,805)	49,797,379	31,079,574	565,009	31,644,583
Dividends declared	—	—	—	—	—	—	—	—	(19,951,909)	(19,951,909)		(19,951,909)
Increase (decrease) due to transfers and other changes	—	—	—	—	—	—	—	—	(293)	(293)	(337,656)	(337,949)
Total changes in equity	—	9,531,432	(19,597,731)	7,965	(8,603,632)	(55,839)	—	(18,717,805)	29,845,177	11,127,372	227,353	11,354,725
Final balance as of December 31, 2015	84,178,790	14,105,740	(31,111,744)	(105,536)	(16,604,817)	181,507	4,586,825	(28,948,025)	397,480,284	452,711,049	1,624,499	454,335,548

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM JANUARY 1 TO DECEMBER 31, 2014

STATEMENT OF CHANGES IN EQUITY	Issued capital	Foreign currency translation difference reserve	Cash flow hedge reserves	Reserves of gains and losses on defined actuarial benefit plans	Reserves of gains and losses on net investment hedges in equity instruments	Reserves of gains or losses in remeasurement of financial assets available for sale	Other miscellaneous reserves	Other reserves	Accumulated profits (losses)	Equity attibutable to controlling interest	Non controlling interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance As of January 1, 2014	84,178,790	305,824	(4,434,625)	(51,633)	(1,772,289)	421,051	3,437,659	(2,094,013)	347,130,684	429,215,461	879,317	430,094,778
Changes in equity												—
Comprehensive income												—
Net income	—	—	—	—	—	—	—	—	37,397,592	37,397,592	599,572	37,997,164
Other comprehensive income (loss)	—	4,268,484	(7,079,388)	(61,868)	(6,228,896)	(183,705)	1,149,166	(8,136,207)	—	(8,136,207)	—	(8,136,207)
Comprehensive income	—	4,268,484	(7,079,388)	(61,868)	(6,228,896)	(183,705)	1,149,166	(8,136,207)	37,397,592	29,261,385	599,572	29,860,957
Dividends declared	—	—	—	—	—	—	—	—	(17,081,768)	(17,081,768)	—	(17,081,768)
Increase (decrease) due to transfers and other changes	—	—	—	—	—	—	—	—	188,599	188,599	(81,743)	106,856
Total changes in equity	—	4,268,484	(7,079,388)	(61,868)	(6,228,896)	(183,705)	1,149,166	(8,136,207)	20,504,423	12,368,216	517,829	12,886,045
Final balance as of December 31, 2014	84,178,790	4,574,308	(11,514,013)	(113,501)	(8,001,185)	237,346	4,586,825	(10,230,220)	367,635,107	441,583,677	1,397,146	442,980,823

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM JANUARY 1 TO DECEMBER 31, 2013

STATEMENT OF CHANGES IN EQUITY	Issued capital	Foreign currency translation difference reserve	Cash flow hedge reserves	Reserves of gains and losses on defined actuarial benefit plans	Reserves of gains and losses on net investment hedges in equity instruments	Reserves for gains or losses from the remeasurement of available for sale financial assets	Other miscellaneous reserves	Other reserves	Accumulated profits (losses)	Equity attibutable to controlling interest	Non controlling interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance as of January 1, 2013	84,178,790	(278,423)	11,396,474	—	(63,873)	446,697	1,267,762	12,768,637	326,929,352	423,876,779	573,195	424,449,974
Changes in equity												—
Comprehensive income												—
Net income	—	—	—	—	—	—	—	—	33,173,641	33,173,641	435,480	33,609,121
Other comprehensive income (loss)	—	584,247	(15,831,099)	(51,633)	(1,708,416)	(25,646)	2,169,897	(14,862,650)	—	(14,862,650)	—	(14,862,650)
Comprehensive income	—	584,247	(15,831,099)	(51,633)	(1,708,416)	(25,646)	2,169,897	(14,862,650)	33,173,641	18,310,991	435,480	18,746,471
Dividends declared	—	—	—	—	—	—	—	—	(12,972,309)	(12,972,309)	—	(12,972,309)
Increase (decrease) due to transfers and other changes	—	—	—	—	—	—	—	—	—	—	(129,358)	(129,358)
Total changes in equity	—	584,247	(15,831,099)	(51,633)	(1,708,416)	(25,646)	2,169,897	(14,862,650)	20,201,332	5,338,682	306,122	5,644,804
Final balance as of December 31, 2013	84,178,790	305,824	(4,434,625)	(51,633)	(1,772,289)	421,051	3,437,659	(2,094,013)	347,130,684	429,215,461	879,317	430,094,778

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF DIRECT CASH FLOWS

As of December 31, 2015, 2014 and 2013

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT	From January 1 to December 31, 2015	From January 1 to December 31, 2014	From January 1 to December 31, 2013
	ThCh$	ThCh$	ThCh$
Cash flows provided by (used in) operating activities
Classes of collections by operating activities
Collections from sales of goods and services delivered	581,374,592	528,343,118	426,745,448
Classes of payments
Payments to suppliers related to the supply of goods and services	(425,839,152)	(418,554,457)	(336,740,553)
Payments to and in behalf of employees	(75,052,917)	(68,087,683)	(50,658,136)
Dividends paid	(18,251,331)	(14,118,413)	(12,026,796)
Dividends received	—	—	70,165
Interest received	488,210	1,435,201	1,106,720
Income taxes reimbursed (paid)	(6,177,652)	(11,970,766)	(5,978,368)
Other cash inflows, net	5,885,462	3,764,367	4,463,747
Net cash flows provided by operating activities	62,427,212	20,811,367	26,982,227
Cash flows provided by (used in) investing activities
Other payments to acquire equity or debt instruments from other entities	—	117,435	—
Amounts provided by sale of property, plant and equipmen	216,090	156,724	466,118
Purchases of property, plant and equipme	(22,413,568)	(26,182,307)	(27,254,478)
Purchases of intangible assets	(1,658,812)	(2,502,661)	(871,067)
Amounts provided by government subsidies	50,430	46,105	136,370
Dividends received	3,220,576	1,091,071	393,982
Other cash outflows	—	(128)	—
Net cash flows used in investing activities	(20,585,284)	(27,273,761)	(27,129,075)
Cash flows provided by (used in) financing activities
Payments for other interests in equity	—	(200,997)	—
Proceeds from bank borrowings	16,007,330	76,365,265	78,950,259
Loans payments	(50,466,596)	(45,273,733)	(118,314,821)
Interest paid	(7,694,560)	(7,957,317)	(7,523,985)
Other cash inflows (outflows), net	36,418	(27,217)	(134,823)
Net cash from (used in) financing activities	(42,117,408)	22,906,001	(47,023,370)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in exchange rate	(275,480)	16,443,607	(47,170,218)
Effects of variation in exchange rate on cash and cash equivalents
Effects of variation in exchange rate on cash and cash equivalents	606,510	1,009,895	1,144,540
Net Increase (decrease) of cash and cash equivalents	331,030	17,453,502	(46,025,678)
Cash and cash equivalents at beginning of period	30,304,154	12,850,652	58,876,330
Cash and cash equivalents at beginning of period	30,635,184	30,304,154	12,850,652

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. GENERAL CONSIDERATIONS

Viña Concha y Toro S.A. ID (the “Company”) No. 90.227.000 – 0, is registered as Open Corporation. The Company is located in Avda. Nueva Tajamar 481, North Tower, Floor Nº 15, Las Condes, Santiago, Chile, phone (56-2) 476-5000, fax (56-2) 203-6740, postal box No. 213, Central Post Office, Santiago, e-mail webmaster@conchaytoro.cl, Website www.conchaytoro.com, with mnemonic in Chilean Stocks: Conchatoro and mnemonic in NYSE: VCO.

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

In March 2010 the Company formed the subsidiary VCT Group of Wineries Asia Pte. Ltd. in Singapore aimed to reinforce the presence of Viña Concha y Toro in Asia. The subsidiary is responsible to promote and distribute the products in the region.

In April 2011, the subsidiary VCT USA Inc. was incorporated in accordance with the laws in the State of Delaware, in the United States. Through this subsidiary, the Company acquired 100 % of the shares of the U.S. wine production company, Fetzer Vineyards domiciled in California, United States of America.

This acquisition contemplated a portfolio of brand names mainly focused on the US market including, Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary and the license of Little Black Dress. Likewise, Fetzer Vineyards has 453 hectares of own and leased vineyards in Mendocino County in California and warehouses for 36 million liters in Hopland, California, and for 6.4 million liters in Paso Roble, also located in the State of California, United States. Fetzer Vineyards has bottling facilities in Hopland, California where has approximately 276 employees.

On May, 2011, the Company acquired 40% of Southern Brewing Company S.A. (Cervezas Kross) with the purpose of obtaining active participation in the premium segment of domestic beer

On April, 15, 2013, a capital increase was carried out which increased the direct ownership of Viña Concha y Toro S.A. to 49%.

On July 14, 2011, VCT USA Inc., together with Banfi Corporation, formed a joint venture with interest of 50% each, in the incorporation of Excelsior Wine Company, LLC. Through this incorporation, the distribution of the Company’s products is performed exclusively by this new company, which was performed by Banfi Corporation prior to the above date.

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

In January 2013, the Company formed Gan Lu Wine Tranding (Shanghai) Co., Ltd., this subsidiary is committed to promote the Company’s products in China.

In March of 2013, the Company formed Viña Cono Sur Organico SpA in Chile, this subsidiary has the sole purpose of producing and selling organic grape to its parent Cono Sur S.A.

In April 2013, the Company acquired 100% of the shares of the Norway company Agardh 227 AS (company with no accounting transactions and assets), changing its Company name to VCT Norway AS. This subsidiary is intended to promote and distribute the products of Fetzer Vineyards in Norway.

In June 2013, the Company formed Cono Sur France SARL, this subsidiary aims to promote the products of Viña Cono Sur in Europe.

In September 2013, the Company formed VCT Wine Retail in Brazil, whose objective is to perform corporate investments and ownerships in other companies.

In June 2014, Concha y Toro S.A. through its subsidiary VCT Group of Wineries Asia Pte Ltd, acquired 41% of shares of VCT Japan Company Limited, a company which is committed to export and import wine and to operate the distribution business, in general.

In October 2014, the Company formed Eagle Peak Estates, LLC, a company which is committed to the trading, wine fractionation and alcoholic beverages and export of wine and related products in the United States. As of December 31, 2015, this Company has no transactions.

In December 2014, Concha y Toro Canada Ltd, together with Charton Hobbs Inc. Company formed, in accordance with the Canadian Laws, a joint venture in which participates with 50% each in the Constitution of Escalade Wines & Spirits Inc. in order to import, export, sale, produce and distribute alcoholic beverages.

In other export markets, the Company maintains strategic relationships with significant specialized distributors.

The Concha y Toro Group is composed of the companies detailed in 2.2.1.

Majority shareholders

The 12 majority shareholders as of December 31, 2015 are as follows:

Name	Number of shares	Ownership %
Inversiones Totihue S.A.	87,615,431	11.73%
Rentas Santa Barbara S.A.	85,274,628	11.42%
Banco De Chile Cta. De Terceros	77,532,410	10.38%
Inversiones Quivolgo S.A.	32,648,071	4.37%
Fundacion Cultura Nacional	25,954,278	3.47%
Inversiones Gdf Ltda.	24,500,000	3.28%
Banco Itau Cta. De Inversionistas	24,253,280	3.25%
Agroforestal E Inversiones Maihue Ltda.	22,337,075	2.99%
Constructora Santa Marta Ltda.	22,293,321	2.98%
Inversiones La Gloria Ltda.	16,400,000	2.20%
The Bank Of New York Según Circ. 1375 S.V.S.	15,143,360	2.03%
Foger Soc. De Gestion Patrimonial Ltda.	15,074,960	2.02%
Total	449,026,814	60.12%

 Board of Directors

The Company is managed by the Board of Directors, which is comprised by seven members duly appointed by the General Shareholders Board. This Board of Directors serves for a three-year period, at the end of which it must be renewed in full and its members can be re-elected indefinitely. The current Board of Directors was appointed by the General Shareholders Board at the meeting held on April 28, 2014, for the three-year period ending in 2017.

Pursuant to its By-laws, the Board of Directors remuneration for 2015 was established by the Company’s shareholders at the General Shareholders’ Board as 1.3% of the net profit for the year. In addition, an allowance of UF300 per month was approved for executive responsibilities of the Chairman of the Board.

The remuneration paid to the Members of the Directors’ Committee for 2015 is equivalent to one third additional to the total remuneration that the director receives as such, in accordance with Article 50 bis of the Publicly-held Corporations Act and Circular No. 1956 issued by the Chilean Superintendence of Securities and Insurance.

Headcount

As of December 31, 2015, the staffing and detail of the Company’s permanent personnel is as follows:

	Parent company	Affiliates in Chile	Affiliates abroad	Consolidated
Managers, assistant managers and main executives	87	28	81	196
Professionals and technicians	571	142	270	983
Operators, sales and administrative employees	1,267	508	496	2,271
Total	1,925	678	847	3,450

NOTE 2. BASIS OF PREPARATION AND PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1	Basis of Preparation
2.1.1	Consolidated Financial Statements

Consolidated Financial Statements as of December 31, 2015

These consolidated financial statements of Viña Concha y Toro and subsidiaries have been prepared in conformity with International Financial Reporting Standards (IFRSs), issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been approved by the Board of Directors on April 28, 2016.

2.1.2	Basis of Measurement

The consolidated financial statements have been prepared on the cost basis except for the following material items included in the consolidated financial statements:

-	hedging financial instruments are measured at fair value;
-	available-for-sale financial assets are measured at fair value;
-	financial instruments with changes in profit and loss are valued at fair value;
-	the provision for severance indemnities is determined on the basis of an actuarial calculation.
-	Agricultural products at harvest´s date are measured at fair value less costs of sale (See Note 2.13)

2.1.3	Accounting Period

These Consolidated Financial Statements cover the following years:

-	Consolidated Statements of Financial Position as of December 31, 2015 and 2014.

-	Consolidated Statements of Income for the years ended December 31, 2015, 2014 and 2013.

-	Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013.

-	Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013.

-	Consolidated Statements of Direct Cash Flows for the years ended December 31, 2015, 2014 and 2013.

2.1.4	Use of Estimates and Judgments

In preparing these consolidated financial statements, certain estimates made by the Company’s management have been used in order to quantify certain assets, liabilities, revenue, expenses and commitments which are recorded therein. These estimates basically refer to the following:

-	The assessment of possible indicators of impairment losses on property, plant and equipment, intangible assets, goodwill and investments.
-	Useful life assigned to property, plant and equipment and intangible assets.
-	The criteria used for measuring certain assets, for example, trade receivables.
-	The assumptions used in the projection of discounted cash flows.
-	The actuarial calculation for severance indemnity obligations.
-	The fair value of derivatives or other financial instruments.
-	Net realizable value and inventory obsolescence estimates.
-	Fair value of biological assets.

Despite the fact that these estimates have been made considering the best available information as of the date of issuance of these consolidated financial statements on the events analyzed, events may occur in the future obliging their amendment (upwards or downwards) in future years, which would be made prospectively, recognizing the effect of changes in estimates in the corresponding future consolidated financial statements.

2.1.5	Classification of Balances as Current and Non-current

In the accompanying consolidated statement of financial position, balances are classified considering their maturity dates; i.e., current balances include those maturing in a period equal to or lower than twelve months and non-current include all those balances for a period that exceeds twelve months. In the event that there are obligations whose maturity is lower than twelve months but whose long-term refinancing is assured at the Company’s discretion, through loan agreements unconditionally available maturing at long-term, these would be classified as long-term liabilities.

2.1.6	New Standards and Interpretations Issued but not yet in force

As of the date of issue of these consolidated financial statements, amendments, improvements and interpretations have been issued on existing standards that have not yet become effective, and are effective starting from the dates indicated below.

	New Standards	Mandatory for annual periods beginning on:
Amendment to IFRS 11	Accounting for acquisition of interest and joint operations	January 1, 2016
IFRS 14	Regulation of asset deferred accounts	January 1, 2016
Amendments to IAS 16 and IAS 41	Agricultural: Bearer plants	January 1, 2016
Amendments to IAS 16 and IAS 38	Clarification of acceptable method of depreciation and amortization	January 1, 2016
Amendment to IAS 27	Equity method in separate financial statements	January 1, 2016
Amendment to IFRS 10 and IAS28	Sale or contribution of assets between an investor and its associate or joint venture	January 1, 2016
Improvements to IFRS (2012-2014 Cycle)	Improvements:
- IFRS 5 Changes in methods of disposal
- IFRS 7 Servicing contracts. Applicability of amendment to IFRS 7 to interim financial statements.
- IAs 19 Discount rate: regional market
	- IAS 34 Disclosure of information “elsewhere in the interim financial report”	January 1, 2016
Amendment to IAS 1	Disclosure Initiative	January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments: Classification and Measurement	January 1, 2018

At December 31, 2014, the Company elected to early adopt the amendments to IAS 16 Property, Plant and Equipment and IAS 41 Agriculture whose scope indicates the accounting treatment that is applied to bearer plants used to develop products.

The Company’s management is in the process of analyzing the standards to determine whether they will have or not an impact on the consolidated financial statements.

2.1.7	Significant Accounting Policies

The main critical policies are as follows:

-	Inventories

-	Goodwill

-	Property, plant and equipment and Financial Assets

-	Derivative Financial Instruments

-	Biological Assets

-	Employee Benefits

2.2	Basis of Consolidation

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

The subsidiaries are those entities on which Viña Concha y Toro exercises, direct or indirect control, understood as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This ability is shown in general, although not solely, for ownership interest greater than 50% of the voting rights.

To account for the acquisition of subsidiaries, Viña Concha y Toro uses the acquisition method. The acquisition cost is the fair value of assets delivered, equity instruments issued and liabilities incurred or assumed at the exchange date, and other costs directly attributable to the acquisition. Identifiable assets acquired, identifiable liabilities and contingencies assumed in a business combination are valued by its fair value at the acquisition date. The excess of acquisition cost over the fair value of the Company’s ownership in net identifiable assets acquired is recognized as goodwill. When the acquisition cost is lower than the fair value of net assets of the acquired subsidiary, the difference is directly recognized in the statement of income.

The subsidiaries, whose financial statements have been included in consolidation are the following:

		Ownership Percentages
Tax ID No.	Company	As of December 31, 2015			As of December 31, 2014
		Direct	Indirect	Total	Total
85.037.900-9	Comercial Peumo Ltda.	—	100.0000%	100.0000%	100.0000%
84.712.500-4	Bodegas y Viñedos Quinta de Maipo SpA (Ex Viña Palo Alto SA)	54.3236%	45.6764%	100.0000%	100.0000%
82.117.400-7	Soc. Export.y Com. Viña Maipo SpA	—	100.0000%	100.0000%	100.0000%
85.687.300-5	Transportes Viconto Ltda.	—	100.0000%	100.0000%	100.0000%
86.326.300-K	Viña Cono Sur S.A.	—	100.0000%	100.0000%	100.0000%
Foreign	Trivento Bodegas y Viñedos S.A.	—	100.0000%	100.0000%	100.0000%
Foreign	Concha y Toro UK Limited	99.000%	1.0000%	100.0000%	100.0000%
Foreign	Cono Sur Europe Limited	—	100.0000%	100.0000%	100.0000%
96.585.740-0	Soc. Export. y Com. Viña Canepa S.A.	—	100.0000%	100.0000%	100.0000%
96.921.850-K	Inversiones Concha y Toro SpA	100.0000%	—	100.0000%	100.0000%
99.513.110-2	Inversiones VCT Internacional SpA	35.990%	64.0100%	100.0000%	100.0000%
Foreign	Finca Lunlunta S.A.	—	100.0000%	100.0000%	100.0000%
76.898.350-K	Viña Maycas del Limarí Limitada	—	100.0000%	100.0000%	100.0000%
Foreign	Finca Austral S.A.	—	100.0000%	100.0000%	100.0000%
Foreign	VCT Brasil Importación y Exportación Ltda.	—	100.0000%	100.0000%	100.0000%
Foreign	Concha y Toro Sweden AB	—	100.0000%	100.0000%	100.0000%
Foreign	Concha y Toro Finland OY	—	100.0000%	100.0000%	100.0000%
Foreign	Concha y Toro Norway AS	—	100.0000%	100.0000%	100.0000%
76.048.605-1	Viñedos Los Robles SpA	—	100.0000%	100.0000%	100.0000%
Foreign	VCT Group Of Wineries Asia Pte. Ltd.	—	100.0000%	100.0000%	100.0000%
Foreign	VCT USA, Inc.	100.0000%	—	100.0000%	100.0000%
Foreign	Fetzer Vineyards, Inc.	—	100.0000%	100.0000%	100.0000%
Foreign	Eagle Peak Estates, LLC	—	100.0000%	100.0000%	100.0000%
Foreign	VCT Mexico, S. de R.L. de C.V.	—	100.0000%	100.0000%	100.0000%
Foreign	VCT & DG Mexico, S.A. de C.V.	—	51.0000%	51.0000%	51.0000%
Foreign	Concha y Toro Canadá Limited	—	100.0000%	100.0000%	100.0000%
76.273.678-0	Viña Cono Sur Orgánico SpA.	—	100.0000%	100.0000%	100.0000%
Foreign	VCT África & Middle East Proprietary Ltd.	—	100.0000%	100.0000%	100.0000%
Foreign	Gan Lu Wine Trading (Shanghai) Co. Limited	—	100.0000%	100.0000%	100.0000%
Foreign	VCT Norway AS	—	100.0000%	100.0000%	100.0000%
Foreign	Cono Sur France S.A.R.L	—	100.0000%	100.0000%	100.0000%
Foreign	VCT Wine Retail Participacoes Ltda.	—	100.0000%	100.0000%	100.0000%

Interests of external partners, represent the portion assignable to them of cash and profit, or loss, as of December 31, 2015 and 2014, of those companies that are consolidated and presented as “Non-controlling interest”, in total equity in the consolidated statement of financial position and in the heading “Earnings attributable to non-controlling interests”, in the accompanying consolidated statement of income.

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

The definition of functional currency is the currency that reflects or represents the transactions, events and terms underlying and relevant to manage the operations of Viña Concha y Toro. For such purposes, it has been considered in the analysis of such variables as: sales price of its products, relevant markets for the Company, and sources of financing, among others.

In consolidation, items in the statement of comprehensive income related to entities whose functional currency is other than the Chilean peso have been translated to Chilean pesos using the average monthly exchange rates. Items in the statement of financial position have been translated using the exchange rates prevailing at each year-end. Exchange differences associated with the translation of net assets of these entities have been recorded in equity and recorded in a translation reserve under a separate line.

The Company does not use a presentation currency other than the Parent’s functional currency for consolidation.

All information is presented in thousands of Chilean pesos (ThCh$) and has been rounded to the nearest unit value.

2.2.3	Goodwill

Goodwill generated through the purchase of investments is not subject to amortization and at each year- end an impairment testing is conducted; and if there are indications which could decrease its recoverable amount to an amount lower than the net cost recorded, an impairment loss adjustment is made.

The assignment of goodwill is performed in those Cash Generating Units (CGUs) which are expected to obtain benefits from the business combination from which this acquired goodwill arose.

2.3	Operating Segments and Geographic Information

The Concha y Toro Group reports financial information by segments considering the information available to the Company’s key decision makers in regard to matters which allow measuring profitability and making decisions on investments in business areas. The Board of Directors and the General Manager are considered to be the Company’s key decision-makers. The Company’s Management has determined that the Company operates in two business segments: Wines and Other.

The activities of these two operating segments consist of:

-	Wine: production, distribution and trading of wine of all brands, including agricultural, oenological and packing activities which as performed in all products and markets in Chile, Argentina, the United States; the storage, transportation and trading of these in the domestic market and exports, including the consolidation in those countries where the Company has a related importer, distributor or business office.
-	Other: a group of other products not specifically related to the production, distribution and trading of wine. This segment includes the distribution of premium liquor and beer in Chile, wine bar, tours in Pirque and the sale of fruit, among others.

The accounting policies used to determine the segmented information are the same as those used for the preparation of the Company’s consolidated financial statements. The decision-makers use profit before taxes as the measurement of segment profit and loss. Such measurement excludes the operating leases, sales of waste, property, plant and equipment and products not considered in the segment Other as these are directly attributed to the operating segments. The decision-makers use total assets as the measurement for the segment assets. Such measurement excludes cash and cash equivalents as those assets are not directly attributed to operating segments. The decision makers use total liabilities as the measurement for the segment liabilities. Such measurement excludes corporate debt, derivative financial instruments, deferred taxes and provisions for employee benefits, among others, whose obligations are not attributed to operating segments.

There are no intersegment transactions.

Geographic revenue is determined in accordance with the customer’s location.

Geographic non-current assets are determined in accordance with the physical location of assets.

2.4	Transactions in Foreign Currency and Adjustment Units

Transaction and Balances

Transactions in foreign currencies are recorded at the initial date, applying the exchange rate in force at the transaction date. Balances of monetary assets and liabilities are translated at year-end exchange rate; non- monetary entries in foreign currency which are measured in terms of historic cost are translated using the exchange rate in force at the transaction date. Non-monetary entries in foreign currencies which could be valued at fair value are translated using the exchange rate in force at the date in which the fair value is determined.

Exchange rates used to translate monetary assets and liabilities, denominated in foreign currency at each year-end in regard to the Chilean peso, are as follows:

Foreign currencies	Def	As of December 31, 2015	As of December 31, 2014
Adjustments Units (*)	UF	25,629.09	24,627.10
U.S. dollar	USD	710.16	606.75
Pound Sterling	GBP	1,053.02	944.21
Euro	EUR	774.61	738.05
Canadian dollar	CAD	511.50	522.88
Singapur dollar	SGD	501.77	459.35
Brazilian real	BRL	178.31	228.27
Argentinean peso	ARS	54.75	70.97
Norwegian krone	NOK	80.60	81.62
Chinese yuan	CNY	108.11	97.59
Swedish krona	SEK	84.24	78.40
Southafrican rand	ZAR	45.62	52.43
Mexican peso	MXN	40.95	41.18
Japanese yen	JPY	5.89	5.08

(*) Adjustment unit corresponds to “Unidad de Fomento” (UF) which is a chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based in changes in the previous month´s inflation rate.

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

Financial assets at fair value with changes in profit or loss are financial assets held for trading. A financial asset is classified under this category when is mainly acquired to be sold in the short-term. Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets under this category are classified as assets and initially recognized at fair value in profit or loss.

2.6.2	Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments, have fixed maturities, and that the Company has the positive intention and ability to hold to maturity. After the initial measurement, held-to-maturity financial investments are subsequently measured at amortized cost. This cost is calculated as the amount initially recognized less capital prepayments, plus or minus accumulated amortization using the effective interest rate method with any difference between the amount initially recognized and the amount at maturity, less any impairment loss determined according to market values.

2.6.3	Loans and Trade Receivable

Loans and trade receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Current assets include all recoverable items except for those with maturities exceeding 12 months from the year-end date, which are classified as non-current assets. Loan and trade receivables are included within “Current trade and other current receivables” in the statement of financial position.

Trade and other current receivables, are initially recognized at their fair value (notional amount which in some cases includes embedded interest) and subsequently at amortized cost according to the effective interest method, less an allowance for impairment loss. This cost is calculated as the amount initially recognized less capital prepayments, plus or minus accumulated amortization using the effective interest rate method of any difference between the amount initially recognized and the amount at maturity, less any impairment loss determined according to market values. Gains and losses are recognized in the statement of income when items are derecognized or impaired, as well as through the amortization process. When the nominal amount does significantly differ from the fair value, the item is recognized at nominal amount. An allowance for impairment loss of trade receivables is established when there is objective evidence that is has occurred on the basis of a case-to- case basis.

Upon failure of all pre-legal and legal collection management efforts, the Company derecognizes the assets against the allowance account established. To improve control, the Company only uses the allowance and not the direct write-off method.

Historical and current renegotiations are not relevant and the policy consists of analyzing on a case- by-case basis in order to classify them pursuant to the existence of risk determining whether their reclassification to pre-legal collection is applicable. An allowance for overdue and amounts becoming overdue is accrued if applicable.

2.6.4	Available for Sale Financial Assets

Financial assets available for sale are those which are specially designed as such or those not qualifying within the 3 prior categories. These financial assets are included in the consolidation statement of financial position at fair value when is possible to determine this in a reliable manner. In case of ownerships in unlisted companies or that have low liquidity, generally, the market value cannot be determined in a reliable manner. When this case exists, they are valued at acquisition cost or at a lower amount if there is evidence of its impairment. Changes in fair value, net of its tax effect, are recorded in the consolidated statement of other comprehensive income, up to the alienation of these investments. Then the accumulated amount of this item is included in the gain or loss for the year. In case the fair value is lower than the acquisition cost, if there is an objective evidence that the assets have suffered an impairment which cannot be considered temporary, the difference is directly recorded in losses for the year.

-	Financial Liabilities

The Company classifies its financial liabilities under the following categories: at fair value with changes in profit or loss, trade payables, interest bearing borrowings or derivatives designated as hedging instruments.

The Company’s management determines the classification of its financial liabilities at initial recognition.

The financial liabilities are derecognized when the obligation is paid, settled or becomes due.

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

The global derivative instrument portfolio is composed of 99.26% by contracts qualifying as hedging instruments. These were subscribed by the Concha y Toro Group within the framework of the financial risk management policy to mitigate the risks associated with exchange rate fluctuations, adjustments units (UF) and interest rates fluctuations, being these currency forward contracts and interest rate swaps.

Derivatives are recorded at fair value at the statement of financial position date. If its value is positive, these are recorded under the caption “Other financial assets” when its value is negative, they are recorded within the caption “Other financial liabilities”, reflecting the change in the fair value within the statement of comprehensive income as described below, according to the type of hedging to which they correspond:

a)	Fair Value Hedges:

The portion of the underlying for which the risk is being hedged is valued at fair value as well as the hedging instrument, recognizing in the statement of comprehensive income the fluctuations in the value of both, netting the effects under the same caption in the statement of income as foreign currency transaction gain, net.

b)	Cash Flow hedges:

Changes in the fair value of derivatives are recorded, in the portion that these hedging are effective, under a reserve within total equity until transferred to the statement of comprehensive income netting this effect against the hedging object. The results corresponding to ineffective portion of hedges are directly recorded in the statement of income as foreign currency transaction gain, net.

c)	Net investment hedges:

Net investments hedges in a foreign operation, including a hedge of a monetary item which is recorded as a part of the net investment, are recorded as follows: gains or losses on the hedging instrument related to the effective portion of the hedge are recognized as a charge or credit to equity accounts, whereas any gain or loss related to the ineffective portion is recognized as a charge or credit to profit or loss. When disposing of the foreign operation, the accumulated amount of any gain or loss directly recognized in equity is transferred to the statement of income as foreign currency transaction gain, net.

A hedge is considered as highly effective when changes in the fair value or cash flows of the underlying directly attributable to the hedged risk, are offset with changes in the fair value or the hedging instrument cash flows, with effectiveness ranging between 80% and 125%.

2.6.8	Embedded derivatives:

The Concha y Toro Group assesses the existence of embedded derivatives in financial instruments contracts and contracts for the purchase of grape from third parties in order to determine whether their characteristics and risks closely relate to the main agreement. Should it be concluded that clauses in force in contracts were related to the main agreement, the derivative is measured and accounted for separately at fair value.

As of December 31, 2015 and 2014, there are no embedded derivatives for both, financial instruments contracts and contracts to purchase grapes and wine.

2.6.9	Fair value and Classification of Financial Instruments

The fair value of the different derivative financial instruments is calculated using the following procedures:

-	For derivatives quoted in an organized market, for its quote at year-end.

-	For derivatives non-negotiable in organized markets, the Group measures them using the discount of expected cash flows and option valuation models on the basis of market conditions, from both, cash and futures at year-end.

In consideration of the abovementioned procedures, Viña Concha y Toro and subsidiaries classifies its financial instruments in the following levels:

Level 1	Fair value obtained through direct reference to unadjusted prices quoted.

Level 2	Fair value obtained through use of valuation techniques accepted in the market and based on prices, other than those indicated in Level 1, which are observable direct or indirectly as of the measuring date (adjusted prices).

Level 3	Fair value obtained through models internally developed or methodologies which use low liquidity or unobservable information.

2.6.10	Interest-bearing loans

All credits and loans are initially recognized at fair value of the payment received less direct costs attributable to the transaction. Subsequently to the initial recognition these are measured at amortized cost using the effective interest rate method.

Gains and losses are recognized with a charge or credit to profit or loss when liabilities are derecognized or amortized, as a income or expense result in the statements of income.

2.7	Non-current Assets held-for-Sale

Non-current assets as property, plant and equipment whose carrying amount will be recovered through a sales operation and not through its ongoing use are classified as held for sale. This condition is considered met only when the sale is highly probable and the asset is available for immediate sale in its current state and transferred to the current group.

These are included in non-current assets when the investment is intended to be disposed of in the twelve months following year-end.

These assets are valued at the lower of their carrying amount and the estimated sales value less the costs to sell, and are no longer depreciated from the time in which are classified as non-current assets held-for-sale.

At the end of 2015 and 2014, the Company does not present any non-current assets held for sale.

2.8	Inventories

Raw materials, products in-process, finished products and supplies, are initially valued at cost. Subsequent to the initial recognition, these are valued at the lower of net realizable value and cost recorded initially. Inventory of wine in bulk are valued at weighted average price, determined through the absorption costing method, which implies adding to acquisition direct costs and/or grapes production costs, indirect costs incurred in the agricultural process, and direct and indirect costs in the wine production process.

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

Associates are those in which the Concha y Toro Group is in a position to exercise significant influence, but not control or joint control, through being able to manage the decisions on its financial and operating policies. Pursuant to the equity method, the investment in a subsidiary will be initially recorded at cost and its carrying amount will be increased or decreased to recognize their share of profit or loss generated by the entity.

The net profit or loss generated in each year by these companies is illustrated in the consolidated statement of comprehensive income as “Equity in income of associates accounted for using the equity method.” (Equity-accounted investees)

2.10.1	Goodwill from equity-accounted investees

Goodwill from acquisitions of associates, it is not amortized and at each year-end it is estimated if there are indications of impairment which may decrease its recoverable amount to an amount lower than the net cost recorded, in whose case, an impairment adjustment is made.

Goodwill assigned to those cash generating units (CGUs) in which is expected to obtain a benefit from the business combination in which this acquired goodwill arose. This value is already added to the investment value in both cases.

2.11	Intangible Assets

2.11.1	Industrial Brand Rights

Viña Concha y Toro and subsidiaries commercializes its products through the registration of its own brands, duly recorded and fully in force. This registration has a finite useful life. Among the main brands the Company has is the Concha y Toro brand and its sub brands Don Melchor, Amelia, Terrunyo, Trio, Casillero del Diablo, Sunrise, Frontera, Sendero, Carmin de Peumo, Serie Riberas, Maipo and Quinta de Maipo. SBX, Subercaseux. Their subsidiaries have registered their brands Cono Sur, Tocornal, Isla Negra, Maycas del Limarí, Palo Alto, Vitral, Decopas, Trivento, La Chamiza, Pampas del Sur, Eolo, Tribu, Fetzer, Bonterra, Bel Arbor, Colwater Creek, Sanctuary, Five River, Jekel, Eagle Peak, Valley Oaks, Pacific Bay, Full Circle and 1000 Stories, McNab.

-	Registered in Chile.

Viña Concha y Toro, has a portfolio of own industrial brands registered in Chile for a ten-year period, renewable. These are measure at their historical cost of registration of the brand. This cost is amortized over the period of time in which the registration remains in effect.

-	Registered abroad.

The Company also registers its own brands abroad where operates in the wine business. Usually, these registration rights have a term from 5 to 10 years. The registration amounts are amortized over the term of the related brand registration certificate pursuant to regulations of each country. These are recorded at cost net of accumulated amortization.

Viña Concha y Toro, value the related Industrial Brand Rights at its registration cost value. Disbursements made in developments of brands are recorded as operating expenses as and when incurred.

Brands acquired prior to the date in which Viña Concha y Toro adopted its transition to IFRSs are presented at its value restated by inflation and net against their related accumulated amortization.

2.11.2	Acquired Industrial Brand Rights

Those industrial brands rights acquired in business combinations have an indefinite useful life, consequently are not amortized and are evaluated for impairment on yearly basis.

2.11.3	Domain Rights

Domain rights correspond to the rights of use for a unique internet address to which users can access. These domains can be domestic or foreign, for which its effective period will correspond to that indicated by the law of each country, which in general is not higher than 5 renewable years.

2.11.4	IT Software

Licenses for IT software acquired are recorded at cost, net of amortization. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense when incurred.

2.11.5	Research & Development

Development expenses are recorded as intangible assets provided that it can be assured of its technical feasibility and can demonstrate that it is able to generate probable economic benefits in the future.

Research expenses are recognized as expenses when incurred. For the year ended December 31, 2015, research expenses amounted to ThCh$624,605, while for the years ended December 31, 2014 and 2013 these expenses amounted to ThCh$335,350 and ThCh$116,690 respectively.

2.11.6	Water Rights

Water rights acquired by the Company correspond to the exploitation right of water existing in natural sources associated to agricultural land which are recorded at cost. These are recognized at its purchase value, and given that are perpetual rights, these are not amortizable. However, the Company applies an annual impairment test in regard to these water rights.

2.11.7	Easement right

Easement right, correspond to the amounts in acquisition of rights of way, between several co- owners from the area (access to allotments, aqueduct transit, and power lines), on agricultural land of Viña Concha y Toro, in addition to those of its subsidiary Viña Cono Sur S.A. These rights are perpetual and therefore, are not amortized but subject to an “impairment test” on an annual basis. The value is adjusted in the event that the related market value is lower, on the basis of the last transactions, entered into by the Company.

2.11.8	Identification of classes of intangible assets with finite and indefinite useful lives

Description of the type of intangible assets	Useful life definition
Domain rights	Finite
Acquired industrial brand rights	Indefinite
Industrial brand rights registered abroad and domestically	Finite
Water rights	Indefinite
Easement right	Indefinite
IT software	Finite

2.11.9	Minimum and maximum useful lives for intangible asset amortization

Useful life by type of intangible assets	Minimum	Maximum
Patents, registered brands	5	10
IT software	3	8
Other identifiable intangible assets	3	10

2.12	Property, Plant and Equipment

Property, Plant and equipment are recorded at cost less accumulated depreciation and less impairment losses.

The cost of property, plant and equipment items includes its acquisition price plus all the costs directly attributable to the asset and bringing the assets to a working condition for their intended use as expected by the Company and the initial estimate of the costs of dismantling and removing the items and restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Repair, maintenance and servicing expenses are expensed in profit or loss when incurred. Note that items of the Group’s property, plant and equipment require reviews on a regular basis. In this sense, the items subject to replacement are recognized separately from the remaining of the asset and with a segregation level which allows amortizing them in the period between the current and next repair.

2.12.1	Costs Policy on financial interests

Costs for the financing interest attributable to the acquisition or construction of assets which require a substantial period of before being ready for use or sale are also included as an item of property, plant and equipment. Capitalized financial expenses are obtained when applying a capitalization rate, which is determined using the weighted average of all costs for the entity’s interest between the loans in force during the period.

Financing costs incurred from the acquisition of an asset up to the date in which these are ready for use are included in the asset value as established in IAS 23.

In the event that the period used for the construction of property, plant and equipment is greater than a reasonable period of time, capitalization of interest is discontinued.

2.12.2	Depreciation

Items of property, plant and equipment are depreciated using a straight-line method through the distribution of asset’s acquisition cost less the estimated residual value over the estimated useful lives of each component.

Viña Concha y Toro and subsidiaries assess at each annual reporting date, the existence of any asset impairment loss related to property, plant and equipment. Any reversal of the impairment loss is recorded directly in profit or loss.

The useful lives of assets are detailed as follows:

Asset	Useful life years
Buildings	10 to 40
Plant and equipment	3 to 20
IT equipment	3 to 7
Fixed facilities and Accessories	5 to 30
Motor vehicles	6
Improvement of leased assets	5 to 19
Other property, plant and equipment	3 to 20

The Company depreciates its fruit producing plants following the straight-line method over the estimated useful life on the plantations of vines and subjecting the value in each year to evaluate indications of impairment. The applied useful lives are:

Useful life years
Vineyards plantations	20 to 30

2.12.3	Government Grants

The Company has received grants from the Chilean Government, in conformity with Law on Drainage and Irrigation Law No.18.450 related to the developed wine production activity.

These government grants in benefit of the Company are recorded within property, plant and equipment (see Note 14.d) under the capital approach and deducted from the values of work in-progress and irrigation materials.

2.13	Biological Assets

The Company and subsidiaries present within current biological assets the agricultural product (grapes) derived from plantations under production which are intended to be the supply for the wine production process.

For the agricultural product (grape) which is in the growing stage up to harvest, costs are accumulated up to the harvesting time.

In conformity with IAS 41 and based on the analysis of results and the Company´s calculation it was concluded that the fair value of the grapes at the time of harvesting approximates the carrying value and consequently, the grapes at the time of harvest are measured at fair value less costs of sale, and then transferred to inventory.

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

In the case of assets with a trading origin, the Company has defined a policy for recording impairment provisions in function of the age of the overdue balance.

The Company has defined for its accounts receivable certain age stratification parameters and the percentages to be applied when evaluating the impairment of these items, which are analyzed on a case-by-case basis as indicated in Note 2.6.3.

2.14.4	Impairment of Investments in Associates

Upon application of the equity method, Viña Concha y Toro S.A. and subsidiaries determine whether it is necessary to recognize an additional impairment loss for the investment maintained in its associates. On an annual basis, the Company establishes if there exists objective evidence that the investment in associates or joint ventures is exposed to impairment risk. If this is the case, the Company calculates the impairment amount as the difference between the fair value of the associate and the acquisition cost. According to IAS 36, and in the event that the acquisition cost is higher, the difference is recognized with a charge to profit or loss.

2.15	Lease Contracts

Lease agreements where all risks and substantial benefits are transferred are classified as finance leases arrangements.

Assets received through lease agreements, which meet the characteristics of a finance lease arrangement, are recorded as acquisitions of property, plant and equipment at the lower of the fair value and the present value of the future minimum lease payments.

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

2.16	Income and deferred tax

2.16.1	Income Tax

Viña Concha y Toro SA and its subsidiaries records its income tax based on the net taxable income determined under regulations established by the Chilean Income Tax Law (ITL) and of foreign countries where certain subsidiaries are based.

The income tax expense for the year for these companies, is determined as the sum of the current taxes of the different companies, resulting after the application of the tax rate on taxable income for the year once the tax deductions that are allowed are applied.

On September 29, 2014, the Tax Reform Act was enacted, which among other aspects, defines the tax regime by default that applies to the Company, the corporate rate tax that by default will be applied gradually to companies between 2014 and 2018

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

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill as well as those associated to investments in subsidiaries, associates and entities under joint control in which is possible to control its reversals and probable not to perform a revert in a predictable future.

As of the date of the consolidated statement of financial position, the unrecognized deferred tax assets are revaluated and recognized provided that is highly probable that future taxable gains will allow the recovery of these deferred tax assets.

2.17	Employee benefits

2.17.1	Employee vacations

Costs associated to personnel contractual benefits and related to services provided by employees during the year are charged to income in the related period.

2.17.2	Severance indemnities

The Company’s management uses assumptions in order to determine the best estimate of these benefits. The valuation of these obligations is performed through an actuarial calculation. The assumptions used in this calculation include the following hypothesis: the pension rotation, the mortality rate, the discount rate and the expected rise in remuneration and the employee turn over rate, among other.

Actuarial gains or losses arise from the deviations between estimates and actuality of the actuarial hypothesis behavior or in the reformulation of the established actuarial hypothesis, which are directly recorded in Other Reserves for the year.

2.18	Provisions

The provisions are recorded when relate to present, legal or assumed obligations, generated as a result of a past event which can be estimated in a reliable manner and is probable that a resource balance is required to pay this obligation.

2.19	Capital

The capital of Viña Concha y Toro is represented by ordinary shares of a unique series and with no par value.

2.20	Minimum Dividend

Article No. 79 of Law for Corporations in Chile establishes that, unless a different agreement is adopted by the related Board, unanimously for all issued shares, the Open Corporations must distribute on an annual basis as dividend in cash to their shareholders, at pro rata of their shares or in the ratio established in statutes, if preferred shares exists, at least 30% of the Company’s net income of each year, except when there are accumulated losses from prior years.

2.21	Earnings (Losses) per Share

The common earnings (losses) per share is calculated as the quotient between the net earnings (losses) of the year attributable to the Parent Company and the weighted average number of ordinary shares of the Parent in circulation during the same year. The Company has not performed any type of operation with a potentially dilutive effect other than the common benefit per share, as the Company does not have any potentially dilutive securities.

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

The statement of cash flow gathers the cash movements performed during the year, determined by the direct method. In these statements of cash flow the following expressions are used as detailed below:

-	Cash flows: inflows and outflows of cash or equivalents, including term investments lower than three months with large liquidity and low risk of value alterations.

-	Operating activities: activities which constitute the main source of ordinary income for the Group, as well as other activities which cannot be classified as investment or financing.

-	Investing activities: activities of acquisition or disposal by other means of non-current assets and other investments not included in cash and its equivalents.

-	Financing activities: activities which produce changes in the volume and composition of the net equity and of financial liabilities.

2.23	Revenue and expense recognition

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

Revenue is presented net of value-added taxes, returns and discounts and after the elimination of sales performed among the subsidiaries, which are described as follows:

2.23.1	Sale of goods and products

Revenue from the sale of goods must be recognized and recorded in the financial statements when each and all the following conditions are met:

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

Service revenue is recognized considering the stage of completion of transactions at the end of the reporting period provided that the outcome of the transaction can be reliably estimated.

2.23.3	Finance income and Finance Costs

Finance income is recognized as soon as interests are accrued in function of the principal that is pending payment and of the applicable interest rate.

Interest paid, accrued on loans from financial institutions and public bonds payable are used in the financing of operations, are presented as finance costs.

2.23.4	Dividends

Dividend income is recognized when the right to receive payment is established.

2.24	Environment

Concha y Toro Group presents disbursements due to environmental investments in water treatment plant that are intended to protect the environment. These payments, incorporated in facilities, machinery and equipment intended for the same purpose are considered property, plant and equipment.

NOTE 3. ESTIMATES DETERMINED BY MANAGEMENT

The preparation of the consolidated financial statements require that Management perform estimates and use assumptions which affect the amounts included in these consolidated financial statements and related notes. Estimates made and assumptions used by the Company are based on the historic experience, changes in the industry and information provided by qualified external sources. However, the final results could differ from estimates under certain conditions, and in some cases have a significant variation.

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

In the case of financial assets with a trading origin, the Company has defined a policy for the recording of impairment accruals in function of the irrecoverable status for the overdue balance, which is determined through an analysis on the age, historic collection and the collection status trade and other accounts receivable, net.

3.3	Assignment of Useful Lives of Property, Plant and Equipment and Intangible Assets of Finite Life

The Company’s management determines the estimated useful lives on a technical basis and the related depreciation charges of its fixed and intangibles assets. This estimate is based on the projected life cycles of goods assigned to the respective segments: Wines and Others. The Company reviews the estimated useful lives of property, plant and equipment and Intangible assets, at the closing date of each annual financial report.

3.4	Actuarial Calculation of Severance Indemnity Obligations

The Company’s determination of provision for severance indemnity is agreed to the equivalent to a specific number of days per year only and under certain conditions. This has been determined through the actuarial value of the benefit accrued cost. This method permits performing estimates based on the employee turnover rate of those involved, mortality rates, future increases in remunerations and discount rates, among others.

3.5	Fair Value of Derivative Contracts or Other Financial Instruments (Hedges)

In the case of derivative financial instruments, the assumptions used by the Group Viña Concha y Toro and subsidiaries are based on market rates quoted, restated by the instrument’s specific features.

3.6	Expected Fair Value in a Business Combination

The Company has recorded separately from goodwill, identifiable assets acquired and liabilities assumed at fair value at acquisition date.

NOTE 4. CHANGES IN ESTIMATES AND ACCOUNTING POLICIES

4.1	Changes in Accounting Estimates

At the closing date of these consolidated financial statements, there are no changes in accounting estimates for Viña Concha y Toro and subsidiaries.

4.2	Changes in Accounting Policies

The financial statements of Viña Concha y Toro S.A. as of December 31, 2015 record no changes in the accounting policies compared to the prior year.

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

The exchange rate risk exposure of Viña Concha y Toro corresponds to the net position between assets and liabilities denominated in currencies other than the functional currency. This net position is mainly generated by the differential between the addition of accounts receivable and inventories with respect to the asset and advertising contributions, financial debt and supplies costs with respect to the liability, all of them denominated in US$ Dollars, Euros, Pound Sterling, Canadian Dollars, Swedish Krona, Norwegian Krone, Brazilian Real, Mexican Pesos and Argentinean pesos.

In order to mitigate and manage the exchange rate risk, the Company reviews on a daily basis the net exposure on each currency for the existing entries, and hedge this differential mainly using currency forward instruments with a term lower or equal to 90 days. In certain opportunities the Company can also use Cross Currency Swap or any other derivative.

The sensibility analysis assuming that the Company had no hedging during 2015, indicates that a depreciation /appreciation by 10 % of the Chilean peso, with respect to the different currencies in which the Company maintains assets and liabilities, would have generated a loss/gain amounting to ThCh$7,950,244. This sensibility is performed assuming that all other variables remained constant and considering, in all the aforementioned currencies, the average assets and liabilities maintained during the indicated period of time.

Sensibility analysis by currency, effect on net income for the year ended December 2015:

	Depreciation 10%	Appreciation 10%
	in ThCh$	in ThCh$
U.S. dollar	3,040,695	(3,040,695)
Pound Sterling	2,322,687	(2,322,687)
Euro	804,704	(804,704)
Canadian dollar	355,127	(355,127)
Brazilian real	1,360,232	(1,360,232)
Swedish krona	427,269	(427,269)
Norwegian krone	117,536	(117,536)
Mexican peso	312,503	(312,503)
Argentinean peso	(790,509)	790,509
Total	7,950,244	(7,950,244)

Sensibility analysis by currency, effect on net income for the year ended December 2014:

	Depreciation 10%	Appreciation 10%
	in ThCh$	in ThCh$
U.S. dollar	2,600,863	(2,600,863)
Pound Sterling	2,198,378	(2,198,378)
Euro	919,763	(919,763)
Canadian dollar	282,633	(282,633)
Brazilian real	1,230,557	(1,230,557)
Swedish krona	365,129	(365,129)
Norwegian krone	89,236	(89,236)
Mexican peso	375,902	(375,902)
Argentinean peso	(747,480)	747,480
Total	7,314,981	(7,314,981)

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

The sensibility analysis manifest that a depreciation/appreciation by 10 % of the Chilean peso with respect to the different currencies in which the Company generate income and expenses, would have represented in 2015 a loss /gain amounting to ThCh$47,037,894. This sensibility is performed assuming all other variables as constant and considering in all the aforementioned currencies, the forecasted income and expenses for the year.

Sensibility analysis by currency, effect on Equity as of December 2015:

	Depreciation 10%	Appreciation 10%
	in ThCh$	in ThCh$
U.S. dollar	19,971,414	(19,971,414)
Pound Sterling	12,333,100	(12,333,100)
Euro	5,705,633	(5,705,633)
Canadian dollar	1,905,016	(1,905,016)
Brazilian real	3,496,527	(3,496,527)
Swedish krona	1,630,063	(1,630,063)
Norwegian krone	482,054	(482,054)
Mexican peso	1,514,087	(1,514,087)
Total	47,037,894	(47,037,894)

Sensibility analysis by currency, effect on Equity as of December 2014:

	Depreciation 10%	Appreciation 10%
	in ThCh$	in ThCh$
U.S. dollar	12,628,865	(12,628,865)
Pound Sterling	9,518,676	(9,518,676)
Euro	1,501,953	(1,501,953)
Canadian dollar	1,488,438	(1,488,438)
Brazilian real	2,146,087	(2,146,087)
Swedish krona	1,501,953	(1,501,953)
Norwegian krone	453,376	(453,376)
Total	29,239,348	(29,239,348)

Notwithstanding the abovementioned, in scenarios of appreciation of our local currency is possible to mitigate the effect on income through adjustments in prices always considering, the appreciation level of the currencies of our competitors.

5.1.2	Interest Rate Risk

The interest rate risk impacts the Company’s financial debt. As of December 31, 2015, Viña Concha y Toro had a total financial debt, net of interest, amounting to ThCh$232,746,497, 68.5% of this debt correspond to non-current liability and 31.5% corresponds to current liability. At this year-end, the Company maintains 6.1% of the debt with a variable interest.

In order to reduce the interest rate risk, the Company has contracted derivatives which fix the interest rate (Swap Interest rate) for all loans which are currently subject to a variable rate, which are currently denominated in United States Dollars subject to LIBOR rates.

The sensibility analysis, assuming that the Company does not perform interest rate hedging, indicate that, an increase/decrease of 100 base points in interest rates in all the loans with variable interest rate, in-force during 2015, would have generated a higher/lower interest expense for the year amounting to ThCh$168,511, with effect on profit or loss.

5.1.3	Inflation Risk.

A very particular feature of the Chilean financial market is the significant of corporative bonuses denominated in UF which is different for Chilean pesos. This is due to the fact that corporative bonuses in UF provide a guarantee to the investor with a specific return in actual terms, isolating the inflation risk; however, this is transferred to the debt issuer. Currently, Viña Concha y Toro is exposed to the UF (Unidad de Fomento) in the following instruments: Corporate Bonds and Bank Loans.

As of December 31, 2015, 38.97% of the Company’s debt is denominated in UF. In order to hedge the fluctuation of UF, the Company has taken swap contracts.

During 2015, the Company recognized a loss amounting to ThCh$3,804,428 which relates to the adjustment of current and non-current financial debts indexed to the variation of UF. A variation of 100 base points in the inflation that refine the UF in this period would generate a greater loss /gain amounting to ThCh$907,992, with effect on profit or loss.

5.2	Credit Risk

The Credit Risk relates to the uncertainty with respect to the compliance of obligations from the Company’s counterpart, for particular contract, agreement or financial instrument, when this breach generates a loss in the market value of any financial asset.

5.2.1	Accounts Receivable

The Company exports to more than 145 countries abroad through dealers with whom they maintain distribution contracts for its different companies and brands. On the other hand, the Company has formed distributing subsidiaries of its products in England, Sweden, Norway, Finland, Argentina, Brazil, Mexico, Singapore and China. All export sales are performed in term with direct credit, except for some punctual cases that operates with export letter of credit.

In the domestic market the sale is diversified in more than 10,000 customers, which after an internal evaluation, they are granted a limited credit line.

The main credit risk corresponds to the lack of payment of a particular customer, although in some cases there are risks associated to exchange or legal restrictions in the countries where they are located and they are temporarily restrained to comply with their payment obligations.

The Company’s policy is to cover with credit insurance all their customers. This is performed for both, domestic market customers and export customers either as nominated or non-nominated. In the cases in which the insurance company declines to insure a particular customer, alternative mechanisms are considered in order to document the debt as the case of post-dated checks in the domestic market, export letter of credits, etc.

a)	Sale to third-parties from Chile:

In the case of accounts receivable for the domestic market, 95.7% of customers have a credit insurance which covers 90% of the claim. As of December 31, 2015, the main five customers concentrate 38.9% of receivables for this market, consequently, 96.9% of this receivable is covered by the credit insurance. A 60.0% of accounts receivable is concentrated in customers that maintain accounts receivable in amounts higher than MCh$100, while a 21.9% correspond to customers with a receivable lower than MCh$10.

For exports performed from Chile to third-parties, 90.8% have an insurance credit which covers a 90% of the claim. As of December 31, 2015, the twenty main customers concentrate a 57.9% of accounts receivable for this market, consequently, 91.2% of this receivable is covered by an insurance credit. The remaining 42.1% is comprised of approximately 220 customers.

b)	Sale to third-parties from abroad:

Bodegas y Viñedos Trivento S.A. maintains credit insurances for 83.3% of its domestic accounts receivable, and 99.9% of its export accounts receivable. In both cases, the insurance covers 90% of the claim. A 66.8% of its export accounts receivable are concentrated in 20 main customers, from these, 100% of the debt is insured, while the 20 main customers of the domestic market, represents 67.8% of total accounts receivable, from these 81.8% is insured.

The subsidiary Concha y Toro UK maintains 99.4% of its accounts receivable portfolio hedged by a credit insurance, which covers 90% of the value. 86.3% of accounts receivable is concentrated in its 20 main customers, from these 100% of the debt is insured, while the remaining 13.7% of accounts receivable is distributed in more than 180 customers.

VCT Brazil concentrates 60.3% of its accounts receivable in its 20 main customers, distributing the remaining 39.7% in more than 500 customers. 81.2% of its accounts receivable are subject to a credit insurance, which covers 90% of the value.

Fetzer maintains credit insurances for 55.4% of its domestic receivables, and 81.7% of its export receivables, in both cases, the insurance covers 90% of the claim. Additionally, 51.4% of exports are sales to state-owned monopolies.

The subsidiaries of Sweden, Norway and Finland, concentrate more than 90% of their accounts receivable in sales performed to state-owned monopolies, entities with no credit insurance due to its low credit risk.

5.2.2	Short-term investments and forwards

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

In order to decrease the counterpart risk, and that the assumed risk is known and managed by the Company, the investments are diversified with different bank institutions. Thus, the Company evaluates the credit quality of each counterpart and the investment levels, based on: (i) its risk classification and (ii) the counterparty’s equity volume.

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

As of December 31, 2015, the Company recorded ThCh$30,635,184 in bank balances in addition to bank credit lines.

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

The Company’s maturities for non-derivative instruments, including interests and derivative financial liabilities as of December 31, 2015 and 2014 are summarized as follows:

As of December 31, 2015	Carrying amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-derivative financial liabilities
Loans from financial entities	145,826,697	53,735,802	94,576,978	15,966,422	—
Obligations with the public	90,390,984	2,699,305	33,484,386	31,372,619	38,247,568
Sub- Total	236,217,681	56,435,107	128,061,364	47,339,041	38,247,568
Derivative financial liabilities
Hedging liabilities	60,639,810	12,378,106	39,812,096	8,449,608	—
Non-hedging liabilities	2,984,566	2,984,566	—	—	—
Sub- Total	63,624,376	15,362,672	39,812,096	8,449,608	—
Total	299,842,057	71,797,779	167,873,460	55,788,649	38,247,568

As of December 31, 2014	Carrying amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-derivative financial liabilities
Loans from financial entities	160,076,464	56,940,828	92,826,820	18,608,597	—
Obligations with the public	86,857,075	2,699,778	29,385,745	31,582,083	42,863,822
Sub- Total	246,933,539	59,640,606	122,212,565	50,190,680	42,863,822
Derivative financial liabilities
Hedging liabilities	30,531,157	7,403,871	19,110,571	4,016,715	—
Non-Hedging liabilities	127,326	127,326	—	—	—
Sub- Total	30,658,483	7,531,197	19,110,571	4,016,715	—
Total	277,592,022	67,171,803	141,323,136	54,207,395	42,863,822

5.4	Raw Material Price Risk

The Company depends on external vineyards for its grapes supply and wine in bulk. The grapes purchased from external producers are subject to fluctuations in price and quality.

For the elaboration of premium wines, varietals (wine made exclusively or almost exclusively from one variety of grape) and sparkling, a 57.9% of grapes and wine in bulk used corresponded to independent growers of Chile. Additionally, the Company purchased close to 82.2% of the grape and wine in bulk necessary to produce wine of popular quality. The disruption in the offering of grape or wine, as well as the increase in prices on the part of these external suppliers, could have an adverse effect on the Company’s operating income.

NOTE 6. CASH AND CASH EQUIVALENTS

a)	This item is detailed as follows:

Cash and cash equivalents includes time deposits and balances in banks

	As of December 31,	As of December 31,
Cash and cash equivalents	2015	2014
	ThCh$	ThCh$
Balances in banks	30,635,184	15,467,450
Short-term deposits	—	14,836,704
Total	30,635,184	30,304,154

As of December 31, 2015, there are no balances of time deposits.

As of December 31, 2014, the time deposit balance is detailed as follows:

As of December 31, 2014
Bank	Initial	Maturity	Monthly rate	Currency	Amount ThCh$	Interest ThCh$	Total amount ThCh$
Banco Bilbao Vizcaya	12/22/14	01/02/15	0.29%	CLP	1,000,000	870	1,000,870
Banco Santander Chile	12/24/14	01/02/15	0.28%	CLP	1,500,000	980	1,500,980
Banco Bilbao Vizcaya	12/26/14	01/02/15	0.28%	CLP	5,000,000	2,333	5,002,333
Banco Bilbao Vizcaya	12/30/14	01/09/15	0.27%	CLP	6,500,000	585	6,500,585
Banco Itau BBA	11/30/14	01/01/15	0.23%	BRL	831,294	642	831,936
Total					14,831,294	5,410	14,836,704
F-49

b)	Cash and cash equivalents, classified by currencies is detailed as follows:

Original currency	As of December 31, 2015 ThCh$	As of December 31, 2014 ThCh$
U.S. dollar	6,802,061	5,278,520
Brazilian real	1,162,126	868,714
Chilean peso	9,517,334	16,337,019
Norwegian krone	1,312,483	1,056,328
Swedish krona	590,134	911,128
Pound Sterling	4,755,741	3,157,102
Mexican peso	534,524	335,367
Euro	464,274	926,390
Argentinean peso	5,180,932	1,293,772
Canadian dollar	308,853	116,959
South African rand	6,722	22,855
Total	30,635,184	30,304,154

NOTE 7. OTHER FINANCIAL ASSETS

The detail of this caption is as follows:

	Total current		Total Non-current
Other financial assets	Dec 31, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
	ThCh$	ThCh$	ThCh$	ThCh$
Financial investments available for sale	2,835,602	2,920,628	—	—
Hedging derivative instruments (*)	3,246,101	4,054,521	12,253,113	8,630,985
Non-hedging derivative instruments (**)	358,130	78,353	—	—
Total	6,439,833	7,053,502	12,253,113	8,630,985

(*) See Note 17.2 - a

(**) See Note 17.2- b

-	Available-for-Sale Financial investments

As of December 31, 2015, financial assets held for sale correspond to marketable securities amounting to ThCh$2,835,602, of this total 93.67% is recorded at their quoted stock exchange value and the remaining 6.33% at cost.

As of December 31, 2014, financial assets available-for-sale correspond to marketable securities amounting to Th$2,920,628, of this total, 93.85% is recorded at their quoted stock exchange value and the remaining 6.15% at cost.

NOTE 8. TRADE AND OTHER RECEIVABLES, NET

This item is detailed as follows:

	As of December 31, 2015	As of December 31, 2014
Description of classes of trade and other receivables, net	ThCh$	ThCh$
Current debtors for credit operations, net, current	163,281,046	143,760,821
Other current receivables, net	11,746,032	11,419,017
Total	175,027,078	155,179,838

Balances included within this item, in general, do not accrue interest.

There are no significant allowances related to these accounts receivable.

It is important to note that the Company has dealers to sell its products through the export markets. Sales to the largest 5 distributors of the Company represented 17.7% and 15.7% of the Company’s total export revenue at December 2015 and 2014, respectively, and are expected to continue representing a significant portion of company revenues to total exports in the future.

The Company has signed agreements with the bigger portion of its dealers. Generally, these agreements are for a two-year period, which are automatically renewable. Besides. the Company’s strategy to increase its sales in the most significant export markets depends significantly on the Companys´ dealer’s behavior.

Other receivables, current, net, is mainly comprised of bank current accounts, personnel debts and notes receivable from trading debtors.

The impairment analysis of trade debtors is as follows:

	Year 2015		Year 2014
Tranche of the portfolio	Number portfolio customer	ThCh$	Number portfolio customer	ThCh$
At day	8,396	153,748,721	7,905	132,581,173
1 to 30 days	1,247	9,896,651	1,311	9,836,296
31 to 60 days	327	3,141,988	359	2,993,348
61 to 90 days	171	1,431,320	243	1,684,823
91 to 120 days	104	968,057	149	1,760,795
121 to 150 days	96	252,895	98	367,039
151 to 180 days	88	204,191	67	908,287
181 to 210 days	58	112,974	51	210,225
211 to 250 days	53	454,670	102	196,408
Over 250 days	895	4,815,611	1,721	4,641,444
Total portfolio by tranche	11,435	175,027,078	12,006	155,179,838

Movements in consolidated allowance for doubtful accounts	ThCh$
Initial balance at January 1, 2013	878,184
Increases	1,333,023
(Decreases)	(210,989)
Final Balance As of December 31, 2013	2,000,218
Increases	(74,688)
Write-offs	(53,074)
(Decreases)	(11,128)
Final Balance As of December 31, 2014	1,861,328
Increases	1,806,826
Write-offs	(2,096,544)
(Decreases)	(15,426)
Final Balance as of December 31, 2015	1,556,184

Receivables rejected as of December 31, 2015, corresponds to 226 customers totaling ThCh$ 173,058, while as of December 31, 2014, these amounted to 260 customers in the amount of ThCh$ 160,502, in respect of notes receivable held in legal collection as of December 31, 2015, these correspond to 190 customers with a total of ThCh$ 126,953, while at December 31, 2014, this figure reached 358 customers in the amount of ThCh$ 261,530.

The portfolio as of December 31, 2015, amounted to ThCh$175,027,078 which represents a total of 11,435 customers from which none of them has paid their debts. At December 31, 2014, the portfolio amounted to ThCh$155,179,838, of which 12,006 none of them has paid their debts.

NOTE 9. TRANSACTIONS WITH RELATED PARTIES

9.1	Related Party Disclosures

Balances outstanding at period-end are not secured and are settled in cash. There are no guarantees granted or received for accounts receivable from or payable to related parties. As of December 31, 2015 and 2014, the Group has not recorded any material impairment of accounts receivable related to amounts owed by related parties. This evaluation is performed on an annual basis through an analysis of the related party’s financial position in the market in which the related party operates.

9.2	Parent Group

The controlled percentage directly and indirectly by the Parent Group is 38.92%. A non-formalized joint acting agreement exists between them.

The table below details each natural person which represents each member of the Parent. In addition, there is an indication of the legal entities and natural persons represented and its related ownership percentages. Those shareholders with percentages lower than 1% are grouped under item “others”:

GUILISASTI GANA FAMILY	27.84%
Inversiones Totihue S.A.	11.73%
Rentas Santa Bárbara S.A.	11.42%
Other	4.69%

The Companies Rentas Santa Bárbara S.A. and Inversiones Totihue S.A. are Closed Corporations, both 100% controlled directly or indirectly by the family Guilisasti Gana which is integrated by Mrs. Isabel Gana Morandé (ID No. 2.556.021-3), the brothers Eduardo Guilisasti Gana (ID No. 6.290.361-9), Rafael Guilisasti Gana (ID No. 6.067.826-K), Pablo Guilisasti Gana (ID No. 7.010.277-3) and sisters Isabel Guilisasti Gana (ID No. 7.010.269-2), Sara Guilisasti Gana (ID No. 7.010.280-3), and Josefina Guilisasti Gana (ID No.7.010.278-1) and the succession of Mr. José Guilisasti Gana (ID No. 7.010.293-3). The members of the family Guilisasti Gana exert its rights as legal persons or through investment companies which are totally owned by the same family. The concept “others” include companies and legal persons which correspond by 100%, directly and indirectly to the Guilisasti Gana family.

LARRAÍN SANTA MARÍA, ALFONSO	7.63%
Inversiones Quivolgo S.A.	4.37%
Inversiones La Gloria Ltda.	2.20%
Other	1.06%

Inversiones Quivolgo S.A. is 100% owned by Mr. Alfonso Larraín Santa María (ID# 3.632.569-0) and by family Larraín Vial, integrated by his spouse Teresa Vial Sánchez (ID# 4.300.060-8) and the brothers Felipe Larraín Vial (ID# 7.050.875-3), María Teresa Larraín Vial (ID# 10.165.925-9), Rodrigo Larraín Vial (ID# 10.165.924-0), María Isabel Larraín Vial (ID# 10.173.269-K) and Alfonso Larraín Vial (ID# 15.314.655-1). In addition, , Inversiones La Gloria Ltda. is 100% controlled by the family Larraín Santa María, integrated by the brothers Alfonso Larraín Santa María, Andrés Larraín Santa María (ID# 4.330.116-0), Pilar Larraín Santa María (ID# 4.467.302-9), Gabriela Larraín Santa María (ID# 4.778.214-7) and Luz María Larraín Santa María (ID# 6.065.908-7).

FONTECILLA DE SANTIAGO CONCHA, MARIANO	3.45%
Inversiones GDF S.A.	3.28%
Other	0.17%
F-53

The ownership of Inversiones GDF S.A. corresponds 100% to the family Fontecilla Lira, comprised by Mr. Mariano Fontecilla Lira (ID# 6.495.101-7), Rodrigo Fontecilla Lira (ID# 8.404.996-4), Enrique Fontecilla Lira (ID# 6.613.074-6) y Francisco Antonio Fontecilla Lira (ID# 8.671.675-5).

There are no other natural persons or legal entities other than the Parent Group which own shares or rights which represent 10% or more of the Company’s capital, as well as other legal persons who own less than 10%, and that in the aggregate with his spouse and/or relatives reach this percentage, either directly or through legal entities.

The Company has intermediate Parent entities which issue their financial statements that are publicly available.

9.3	Key Management Personnel Compensation

Key management personnel are those persons with authority and are responsible to plan, direct and control the Entity’s activities, either directly or indirectly, including any Board’s member (executive or not).

9.4	Senior Management Salaries

Managers and main executives are involved with an annual bonuses plan through participation in income and goals achievements. The total remuneration of the Company’s main executives is as follows:

	From January 1	From January 1	From January 1
	to December 31, 2015	to December 31, 2014	to December 31, 2013
Senior Management Remuneration	ThCh$	ThCh$	ThCh$
Short-term benefits to employees	21,193,452	18,893,055	15,767,883
Contract termination benefit	144,092	55,461	129,316
Total	21,337,544	18,948,516	15,897,199
F-54

9.5	Current accounts receivable from related companies.

Related party ID of No.	Related party name	Nature of relationship	Type currency	As of December 31, 2015 ThCh$	As of December 31, 2014 ThCh$
96.512.200-1	Viñedos Emiliana S.A.	Common director	Chilean peso	340,712	323,185
96.824.300-4	Viña Almaviva S.A.	Associate	Chilean peso	50,119	32,563
96.512.190-0	Fruticola Viconto S.A.	Common director	Chilean peso	4,555	2,202
Foreign	Excelsior Wine Company	Associate	US dollar	9,240,699	9,563,182
Foreign	VCT Japón	Associate	US dollar	100,822	—
Foreign	Escalade Wines & Spirits	Associate	Canadian dollar	1,716,583	—
78.335.990-1	Comercial Greenvic S.A.	Common director	Chilean peso	220	16,348
96.931.870-9	Viveros Guillaume	Common manager	Chilean peso	638	—
Total				11,454,348	9,937,480

9.6	Current accounts payable to related companies.

Related party ID of No.	Related party name	Nature of relationship	Type currency	As of December 31, 2015 ThCh$	As of December 31, 2014 ThCh$
96.512.200-1	Viñedos Emiliana S.A.	Common director	Chilean peso	1,660,433	1,712,285
90.950.000-1	Industria Corchera S.A.	Associate	Chilean peso	2,138,358	1,997,753
Foreign	Excelsior Wine Company	Associate	US dollar	12,884	—
86.673.700-2	Agricolas Los Alamos Ltda.	Common manager	Chilean peso	2,916	—
79.592.130-3	Agrícola Las Petras Ltda.	Common manager	Chilean peso	—	5,787
96.824.300-4	Viña Almaviva S.A.	Associate	Chilean peso	16,759	4,273
99.562.040-5	Los Boldos de Tapihue S.A.	Common manager	Chilean peso	5,847	—
72.754.700-2	Fundación Instituto Profesional DUOC UC	Common director	Chilean peso	2,530	—
3.909.463-0	María Inés Cerda Fernández	Common manager	Chilean peso	3,815	—
77.486.130-0	Soc. Ag. El Marco Dos Ltda.	Common manager	Chilean peso	6,127	—
96.931.870-9	Viveros Guillaume Chile S.A.	Common director	Chilean peso	33,049	117,914
77.486.290-0	Soc. Ag. Orrego Dos Ltda.	Common manager	Chilean peso	7,508	270
76.021.221-0	Agricola Gabriela Ltda.	Common director	Chilean peso	765	—
99.527.300-4	Southern Brewing Company S. A.	Associate	Chilean peso	400,342	172,251
78.968.020-5	Sociedad. Agricola. Santa María Ltda.	Common manager	Chilean peso	—	550
70.017.820-K	Cámara de Comercio de Santiago	Common director	Chilean peso	72	—
Foreign	Digrans	Shareholder of subsidiary	Mexican Peso	1,651,724	1,179,095
Foreign	Disgmer	Common director	Mexican Peso	5,403	—
Foreign	Escalade Wines & Spirits	Associate	Canadian dollar	277,355	—
78.335.990-1	Comercial Greenvic S.A.	Common director	Chilean peso	112	1,537
5.084.186-3	José Eduardo Konar Silva	Common manager	Chilean peso	2,476	1,090
85.630.300-4	ST Computación	Common manager	Chilean peso	3,355	3,603
Total				6,231,830	5,196,408

F-55

9.7	Non current accounts payable to related companies.

Related party ID of No.	Related party name	Nature of relationship	Type currency	As of December 31, 2015 ThCh$	As of December 31, 2014 ThCh$
96.512.200-1	Viñedos Emiliana S.A.	Common director	Chilean peso	536,570	732,466
Total				536,570	732,466

9.8	Detail of transactions with related parties by entity.

Related party ID of No.	Related party name	Nature of relationship	Natue of transaction	As of December 31, 2015 ThCh$	As of December 31, 2014 ThCh$
96.512.190-0	Fruticola Viconto S.A.	Common director	Sale of services and others	—	10,000
96.512.200-1	Viñedos Emiliana S.A.	Common director	Sale of raw materials and products	186,959	147,849
			Sale of services and others	534,000	495,817
			Purchase of raw materials and products	1,322,797	1,140,832
			Purchase of services and others	348,451	262,088
90.950.000-1	Industria Corchera S.A.	Associate	Purchase of raw materials and products	5,609,744	5,821,678
			Purchase of services and others	31,340	—
96.824.300-4	Viña Almaviva S.A.	Associate	Sale of raw materials and products	258,253	213,896
			Sale of services and others	38,880	27,635
			Purchase of raw materials and products	768,544	767,061
			Purchase of services and others	6,000	2,862
76.021.221-0	Agricola Gabriela Ltda.	Common director	Purchase of raw materials	185,487	283,363
90.310.000-1	Gasco GLP S.A.	Common director	Purchase of services and others	—	1,249,807
90.042.000-1	CGE Distribución S.A.	Common director	Purchase of services and others	—	1,735,945
85.201.700-7	Agrícola Alto Quitralmán Ltda.	Common director	Sale of raw materials and products	710	529
			Sale of services and others	16	—
			Purchase of raw materials and products	905,507	843,388
70.017.820-K	Camara de Comercio de Stgo	Common director	Sale of raw materials and products	743	332
			Sale of services and others	19	—
			Purchase of services and others	1,315	97
78.335.990-1	Comercial Greenvic S.A.	Common director	Sale of raw materials and products	—	7,722
			Sale of services and others	900	—
			Purchase of services and others	359	66
86.673.700-2	Agrícola Los Alamos Ltda.	Common director	Purchase of raw materials and products	341,927	419,285
Foreign	Excelsior Wine Company	Associate	Sale of raw materials and products	35,627,374	31,370,840
Foreign	Digrans	Shareholder of subsidiary	Sale of raw materials and products	8,669,002	6,378,231
99.527.300-4	Southern Brewing Company S. A.	Associate	Purchase of raw materials and products	1,662,073	1,198,319
91.143.000-2	Cia.Nac.de Fuerza Electrica S.A.	Common director	Purchase of services and others	—	153,961

This note presents transactions with related parties as well as all those operations for purchase or sale of shares.

The amounts indicated as transactions in the enclosed chart, correspond to trade operations with related companies, which are performed under market conditions with respect to price involved and payment terms.

There are no bad debt estimates which deduct balances receivables or guarantees related to these estimates.

Transactions and balances with Group´s subsidiaries companies are not presented.

F-56

NOTE 10. INVENTORY

As of December 31, 2015 and 2014, inventory is detailed as follows:

Classes of Inventories	As of December 31, 2015 ThCh$	As of December 31, 2014 ThCh$
Wine in bulk and bottled	210,915,664	193,761,431
Semi-elaborated wine	4,683,462	5,221,063
Liquors	3,214,562	4,496,501
Material and supplies	12,504,904	11,331,973
Other products	4,667,899	3,525,162
Total inventories	235,986,491	218,336,130

Changes of estimates to net realizable value and obsolescence are as follows:

	As of December 31, 2015 ThCh$	As of December 31, 2014 ThCh$	As of December 31, 2013 ThCh$
Beginning balance	(3,036,299)	(2,703,599)	(2,450,743)
Estimate of net realizable value and obsolenscence	(3,071,587)	(3,981,814)	(2,752,432)
Use of provision	3,626,736	3,649,114	2,499,576
Total	(2,481,150)	(3,036,299)	(2,703,599)

From total cost of sale, the amounts corresponding to direct costs are as follows:

	As of December 31, 2015 ThCh$	As of December 31, 2014 ThCh$	As of December 31, 2013 ThCh$
Direct Cost	368,568,719	341,262,822	297,942,332

There is no inventory pledged as collateral for debt compliance.

F-57

NOTE 11. INVESTMENTS AND INFORMATION ON INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

11.1	Information to be disclosed on Investments in subsidiaries

I.	Investments in Chile

i.	Investments in subsidiaries in Chile present no variations compared against the information reported as of December 31, 2014.

II.	Investments Abroad

i.	Valuation of investments in Argentina
a.	The financial statements of the Argentinean companies Trivento Bodegas y Viñedos S.A., Finca Lunlunta S.A. and Finca Austral S.A., in which Viña Concha y Toro S.A. has indirect ownership of 100% are expressed in US$ Dollars, which is the Subsidiary’s functional currency.
b.	As on December 31, 2015, there are profits potentially remittable from subsidiaries in Argentina amounting to USD$13,858,776.48.
ii.	Valuation of investments in England
a.	The financial statements of the English company Concha y Toro UK Ltd., in which Concha y Toro S.A. own a direct ownership of 99% and indirect of 1%, are expressed in Pound Sterling, which is the functional currency of the subsidiary.
b.	As of December 31, 2015, there are gains potentially remittable from the subsidiary in England amounting to GBP 13,673,712.80.
iii.	Valuation of investments in Brazil
a.	The financial statements of the Company constituted in Brazil, VCT Brasil Importadora y Exportadora Ltda in which Viña Concha y Toro S.A. owns an indirect ownership of 100%, are expressed in Brazilian Real, which is the functional currency of the subsidiary.
b.	As of December 31, 2015, there are gains potentially remittable from the subsidiary in VCT Importadora y Exportadora Ltda. amounting to BRL$ 40,067,417.49 (Brazilian real).
a.	The Financial Statements of the Brazilian Company VCT Wine Retail Participacoes Ltda., in which Viña Concha y Toro owns an indirect ownership of 100%, are expressed in Brazilian real, which is the Subsidiary´s functional currency.
b.	As of December 31, 2015, there are no gains potentially remittable from the subsidiary VCT Wine Retail Participacoes Ltda.
iv.	Valuation of Investments in Sweden, Finland and Norway
a.	The financial statements of the companies constituted in Sweden, Finland and Norway, in which Viña Concha y Toro S.A. owns indirect ownership by 100%., are expressed in its local currencies, Swedish Krona, Euro and Norwegian Krone, respectively and represent its functional currencies in each subsidiary. At the same time, the Swedish subsidiary has 100% ownership of the subsidiary in Finland.
b.	As of December 31, 2015, there are potentially remittable gains from these subsidiaries amounting to SEK 24,992,731.25 (Swedish Krona) in Concha y Toro Sweden AB and subsidiary and NOK 9,574,250.18 (Norwegian Krone) in Concha y Toro Norway AS and subsidiary.
F-58

v.	Valuation of investments in China
a.	The financial statements of companies incorporated in China, where Viña Concha y Toro SA has direct and indirect interest of 100%, are expressed in Yuan, which is the functional currency of the subsidiaries.
b.	Concha y Toro Shanghai Representative Office, subsidiary in which Viña Concha y Toro S.A has direct ownership of 100%, finished its operations in May 2010 and have no transactions since that date.
c.	On June 17, 2014, in accordance with the legal requirements, was cancelled the register in China of the subsidiary Concha y Toro Shanghai Representative Office.
d.	As of December 31, 2015, there are gains potentially remittable from the subsidiary Gan Lu Wine Trading (Shanghhai) Co. Ltd. amounting to CNY$1,155,962.90.
vi.	Valuation of investments in Singapore
a.	The financial statements of the company incorporated in Singapore, in which Viña Concha y Toro S.A. has indirect ownership of 100%, are expressed in U.S. dollars, which is the functional currency of the subsidiary.
b.	At December 31, 2015, there are gains potentially remittable from the subsidiary in Singapore amounting to USD$1,449,778.24.
vii.	Valuation of investments in the United States
a.	The financial statements of companies incorporated in the United States, in which Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in U.S. Dollars which is the functional currency of the subsidiaries.
b.	At December 31, 2015, there are potentially remittable profits from subsidiaries in the U.S., amounting to 14,940,608.90 USD (U.S. Dollars).
F-59

c.	On October 22, 2014 the Company Eagle Peak Estates. LLC was created, which is dedicated to the trading, fractioning of wine and alcoholic beverages and exports of wine and similar products in United States. As of December 31, 2015, the company present no transactions.
viii.	Valuation of investments in Mexico
a.	The financial statements of companies incorporated in Mexico, in which Viña Concha y Toro S.A. indirectly holds 100% indirect interest (VCT Mexico S. de RL de CV) and indirect by 51% (VCT & DG Mexico SA de CV), are expressed in Mexican Pesos which is the functional currency of the subsidiaries.
b.	At December 31, 2015, there are potentially remittable gains from subsidiaries in Mexico, amounting to MXN$37,824,093.12 (Mexican Pesos).
ix.	Valuation of investments in Canada
a.	The financial statements of the company Concha y Toro Canada Limited, in which Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in Canadian dollars, which is the functional currency of the subsidiary.
b.	As of December 31, 2015, there are potentially remittable gains from the subsidiary in Canada, in the amount of CAD$ 246,621.68 (Canadian Dollars).
c.	On December 5, 2014, Concha y Toro Canada Ltd together with Charton Hobbs Inc., a company constituted in accordance with the Canadian regulations, formed a joint venture in which each participates 50% in the creation of Escalade Wines & Spirits Inc. with the objective to import, export, sale, manufacture and distribute alcoholic beverages. As of December 31, 2015, there are potentially remittable gains from the subsidiary amounting to CAD 39.682.00.
x.	Valuation of investments in South Africa
a.	The financial statements of the company incorporated in South Africa, in which Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in South African Rand, which is the functional currency of the subsidiary.
b.	As of December 31, 2015, there are potentially remittable gains from the subsidiary in South Africa, amounting to RND$1,949,173.79 (South African Rands).
xi.	Valuation of investments in France
a.	The financial statements of the Company Cono Sur France S.A.R.L., in which Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in Euros, que which is the functional currency of the subsidiary.
b.	As of December 31, 2015, there are potentially remittable gains from the subsidiary in France amounting to EUR 83,337.62.
F-60

11.2	Summarized Financial Information of subsidiaries

The total summarized financial information of subsidiaries which consolidates at the closing date of the related years, before the elimination of intercompany transactions is presented as follows:

As of December 31, 2015
	County of	Functional		Assets			Liabilities			Revenue	Income
Subsidiaries	incorporation	currency	Ownership %	Current ThCh$	Non-current ThCh$	Total ThCh$	Current ThCh$	Non-current ThCh$	Total ThCh$	ThCh$	(losses) net ThCh$
Comercial Peumo Ltda.	Chile	Chilean peso	100%	52,139,070	2,320,263	54,459,333	43,996,476	10,462,857	54,459,333	115,188,777	2,094,636
Viña Cono Sur S.A.	Chile	Chilean peso	100%	39,134,796	47,310,030	86,444,826	39,327,144	47,117,682	86,444,826	72,550,160	10,903,883
Viña Cono Sur Orgánico SpA	Chile	Chilean peso	100%	1,403,124	122,911	1,526,035	1,370,930	155,105	1,526,035	952,014	(18,290)
Transportes Viconto Ltda.	Chile	Chilean peso	100%	1,011,380	531,375	1,542,755	723,624	819,131	1,542,755	954,730	114,891
Sociedad Exportadora y Comercial Viña Maipo SpA	Chile	Chilean peso	100%	16,784,747	20,577,384	37,362,131	10,132,845	27,229,286	37,362,131	26,809,450	11,900,948
Sociedad Exportadora y Comercial Viña Canepa SpA	Chile	Chilean peso	100%	3,045,215	149,067	3,194,282	2,483,471	710,811	3,194,282	2,387,983	903,746
Bodegas y Viñedos Quinta de Maipo SpA	Chile	Chilean peso	100%	4,897,505	27,301,275	32,198,780	3,591,380	28,607,400	32,198,780	5,204,789	13,053,695
Inversiones Concha y Toro SpA	Chile	Chilean peso	100%	—	114,723,114	114,723,114	52,355,069	62,368,045	114,723,114	—	16,593,432
Inversiones VCT Internacional SpA	Chile	Chilean peso	100%	37,999,105	17,077,151	55,076,256	—	55,076,256	55,076,256	—	8,736,365
Viña Maycas del Limarí Ltda.	Chile	Chilean peso	100%	2,812,731	12,936	2,825,667	1,705,754	1,119,913	2,825,667	917,254	256,283
Viñedos Los Robles SpA	Chile	Chilean peso	100%	1,727,322	6,826	1,734,148	707,513	1,026,635	1,734,148	414,687	338,732
Gan Lu Wine Trading (Shanghai) Co., Ltd.	China	Yuan	100%	516,795	40,738	557,533	329,355	228,178	557,533	1,524,658	90,673
VCT Group Of Wineries Asia Pte. Ltd.	Singapore	US dollar	100%	3,100,842	222,823	3,323,665	1,449,942	1,873,723	3,323,665	4,980,815	621,757
Trivento Bodegas y Viñedos S.A. Consolidado	Argentina	US dollar	100%	30,910,635	26,897,481	57,808,116	18,370,204	39,437,912	57,808,116	37,861,059	2,794,023
VCT Brasil Import. y Export. Ltda.	Brazil	Brazilian real	100%	24,178,757	4,913,004	29,091,761	21,799,183	7,292,578	29,091,761	36,172,046	1,468,831
VCT Wine Retail Participacoes Ltda.	Brazil	Brazilian real	100%	8,083	387,924	396,007	185	395,822	396,007	—	(92,416)
Concha y Toro Norway AS	Norway	Norwegian crown	100%	2,947,087	192,678	3,139,765	2,353,572	786,193	3,139,765	3,259,405	273,985
VCT Norway AS	Norway	Norwegian crown	100%	1,557,645	870	1,558,515	1,370,020	188,495	1,558,515	1,913,694	94,133
Concha y Toro Sweden AB	Sweden	Swedish crown	100%	8,004,005	658,171	8,662,176	6,560,065	2,102,111	8,662,176	16,087,982	575,550
Concha y Toro Finland OY	Finland	Euro	100%	3,690,826	28,960	3,719,786	3,061,615	658,171	3,719,786	7,454,033	177,763
Concha y Toro UK Ltd.	England	Pound Sterling	100%	59,904,786	571,221	60,476,007	46,023,267	14,452,740	60,476,007	129,826,539	3,194,847
VCT USA, Inc.	USA	US dollar	100%	70,956	166,623,264	166,694,220	29,709,112	136,985,108	166,694,220	—	2,298,273
Fetzer Vineyards	USA	US dollar	100%	81,820,336	101,862,498	183,682,834	14,026,116	169,656,718	183,682,834	71,423,645	1,320,780
VCT México, S. de R.L. de C.V.	Mexico	Mexican peso	100%	243,695	1,698,219	1,941,914	16,753	1,925,161	1,941,914	—	388,793
VCT & DG México, S.A. de C.V.	Mexico	Mexican peso	51%	12,682,377	196,073	12,878,450	9,563,145	3,315,305	12,878,450	17,079,381	1,153,075
Concha y Toro Canadá Ltd.	Canada	Canadian dollar	100%	827,883	433,940	1,261,823	708,831	552,992	1,261,823	91,585	37,164
Concha y Toro Africa & Middle East Proprietary Ltd.	South Africa	South African rand	100%	155,050	13,224	168,274	65,680	102,594	168,274	353,144	27,676
Cono Sur France S.A.R.L.	France	Euro	100%	212,849	2,118	214,967	134,920	80,047	214,967	724,771	30,192
F-61

As of December 31, 2014
	County of	Functional		Assets			Liabilities				Income
Subsidiaries	incorporation	currency	Ownership %	Current ThCh$	Non-current ThCh$	Total ThCh$	Current ThCh$	Non-current ThCh$	Total ThCh$	Revenue ThCh$	(losses) net ThCh$
Comercial Peumo Ltda.	Chile	Chilean peso	100%	122,938,767	2,274,195	125,212,962	116,849,339	8,363,623	125,212,962	103,879,305	2,957,090
Viña Cono Sur S.A.	Chile	Chilean peso	100%	72,044,772	45,907,982	117,952,754	82,497,247	35,455,507	117,952,754	66,729,386	10,979,532
Viña Cono Sur Orgánico SpA	Chile	Chilean peso	100%	1,326,973	84,684	1,411,657	1,271,178	140,479	1,411,657	709,140	46,971
Transportes Viconto Ltda.	Chile	Chilean peso	100%	658,751	349,345	1,008,096	209,507	798,589	1,008,096	822,352	51,206
Sociedad Exportadora y Comercial Viña Maipo SpA	Chile	Chilean peso	100%	45,228,148	15,032,639	60,260,787	41,579,635	18,681,152	60,260,787	27,159,804	11,060,549
Sociedad Exportadora y Comercial Viña Canepa SpA	Chile	Chilean peso	100%	3,497,684	143,986	3,641,670	3,039,118	602,552	3,641,670	2,221,871	724,792
Bodegas y Viñedos Quinta de Maipo SpA	Chile	Chilean peso	100%	8,922,737	18,691,481	27,614,218	7,920,454	19,693,764	27,614,218	5,759,865	12,304,598
Inversiones Concha y Toro SpA	Chile	Chilean peso	100%	14,750,560	91,592,502	106,343,062	60,588,756	45,754,306	106,343,062	—	14,741,036
Inversiones VCT Internacional SpA	Chile	Chilean peso	100%	46,373,790	15,593,039	61,966,829	14,706,915	47,259,914	61,966,829	—	8,067,344
Viña Maycas del Limarí Ltda.	Chile	Chilean peso	100%	1,692,779	3,298	1,696,077	840,867	855,210	1,696,077	527,665	385,687
Viñedos Los Robles SpA	Chile	Chilean peso	100%	1,613,957	11,017	1,624,974	943,386	681,588	1,624,974	748,499	371,011
Gan Lu Wine Trading (Shanghai) Co., Ltd.	China	Yuan	100%	201,451	65,911	267,362	141,772	125,590	267,362	935,629	39,257
VCT Group Of Wineries Asia Pte. Ltd.	Singapore	US dollar	100%	1,862,694	325,978	2,188,672	1,077,253	1,111,419	2,188,672	2,795,215	415,349
Trivento Bodegas y Viñedos S.A. Consolidado	Argentina	US dollar	100%	22,575,763	23,930,548	46,506,311	15,412,108	31,094,203	46,506,311	27,040,237	737,826
VCT Brasil Import. y Export. Ltda.	Brazil	Brazilian real	100%	22,631,579	3,087,630	25,719,209	18,219,440	7,499,769	25,719,209	35,517,788	1,047,683
VCT Wine Retail Participacoes Ltda.	Brazil	Brazilian real	100%	32,977	575,945	608,922	429	608,493	608,922	—	(70,881)
Concha y Toro Norway AS	Norway	Norwegian crown	100%	2,250,587	97,486	2,348,073	1,829,447	518,626	2,348,073	3,229,447	167,775
VCT Norway AS	Norway	Norwegian crown	100%	1,341,630	351	1,341,981	1,246,239	95,742	1,341,981	1,926,818	100,690
Concha y Toro Sweden AB	Sweden	Swedish crown	100%	7,612,474	444,825	8,057,299	6,212,001	1,845,298	8,057,299	17,437,884	818,678
Concha y Toro Finland OY	Finland	Euro	100%	3,803,716	—	3,803,716	3,361,252	442,464	3,803,716	7,561,493	174,445
Concha y Toro UK Ltd.	England	Pound Sterling	100%	50,127,868	248,542	50,376,410	40,176,456	10,199,954	50,376,410	116,063,813	2,877,719
VCT USA, Inc.	USA	US dollar	100%	1,722,198	146,316,841	148,039,039	17,165,544	130,873,495	148,039,039	—	1,675,074
Fetzer Vineyards	USA	US dollar	100%	72,672,014	87,820,946	160,492,960	13,280,279	147,212,681	160,492,960	63,681,614	1,562,906
VCT Mexico, S. de R.L. de C.V.	Mexico	Mexican peso	100%	98,669	1,465,515	1,564,184	14,098	1,550,086	1,564,184	—	120,991
VCT & DG Mexico, S.A. de C.V.	Mexico	Mexican peso	51%	9,785,333	286,201	10,071,534	7,220,217	2,851,317	10,071,534	14,810,864	1,223,616
Concha y Toro Canada Ltd.	Canada	Canadian dollar	100%	144,740	371	145,111	51,158	93,953	145,111	252,550	29,923
Concha y Toro Africa & Middle East Proprietary Ltd.	South Africa	South African rand	100%	110,903	13,360	124,263	37,964	86,299	124,263	304,240	27,713
Cono Sur France S.A.R.L.	France	Euro	100%	146,522	1,881	148,403	94,600	53,803	148,403	532,178	42,206
F-62

11.3	Information to be disclosed on investments in associates

A detail of main investments in associates under the equity method is presented as follows: The ownership of Viña Concha y Toro in its associates companies are as follows:

	As of December 31, 2015							As of December 31, 2014
	Assets		Liabilities		Equity	Revenues	Income (losses) net	Assets		Liabilities		Equity	Revenues	Income (losses) net
Associates	Current	Non-current	Current	Non-current				Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Viña Almaviva S.A.	10,270,928	14,392,409	3,047,600	—	21,615,737	7,046,112	2,723,144	7,306,315	14,494,500	952,649	724,949	20,123,217	7,217,530	2,292,426
Innovacion Tecnológica Vitivinicola S.A.	92,881	—	65,010	—	27,871	—	—	92,881	—	65,010	—	27,871	—	—
Industria Corchera S.A.	15,124,293	4,493,605	10,615,493	76,887	8,925,518	13,081,697	(156,136)	11,002,571	4,685,774	6,628,583	110,822	8,948,940	13,454,455	378,829
Southern Brewing Company S.A.	1,257,833	3,764,817	2,108,291	793,718	2,120,641	2,875,674	210,043	2,425,288	3,147,952	1,798,870	181,297	3,593,073	1,350,761	80,109
Excelsior Wine Company	23,427,935	—	14,240,662	376,728	8,810,545	90,583,689	8,524,692	16,741,150	800,708	11,852,745	—	5,689,113	64,850,314	5,082,363
Alpha Cave	1,048,913	640,917	1,768,487	42,438	(121,095)	—	(298,300)	1,295,270	296,837	1,415,015	23,927	153,165	—	(113,169)
VCT Japan Company	616,885	4,205	227,193	—	393,897	278,766	(51,585)	395,173	3,623	6,135	—	392,661	—	64,793
Escalade W&S	3,039,555	1,217,971	2,129,739	1,259,905	867,882	4,594,743	49,668	—	—	—	—	—	—	—
Total	54,879,223	24,513,924	34,202,475	2,549,676	42,640,996	118,460,681	11,001,526	39,258,648	23,429,394	22,719,007	1,040,995	38,928,040	86,873,060	7,785,351

		Investment amount		Share of gain (loss) for the year
Taxpayer ID	Company	As of December 31, 2015	As of December 31, 2014	As of December 31, 2015	As of December 31, 2014	Country of incorporation	Functional currency	Ownership percentage	Main activities of the company
		ThCh$	ThCh$	ThCh$	ThCh$
96.824.300-4	Viña Almaviva S.A. (a)	10,165,679	9,451,251	1,361,572	1,146,213	Chile	Chilean Peso	50.000%	Production and trading of premium wine "chateau" which is mainly for export a markets
90.950.000-1	Industria Corchera S.A. (b)	5,482,658	5,494,361	(78,010)	189,275	Chile	Chilean Peso	49.963%	Manufacture, production, import, export and trading of corks caps and lids for de vineyard market in Chile and abroad
76.571.080-4	Innovacion Tecnológica Vitivinicola S.A. (c)	4,212	4,212	—	—	Chile	Chilean Peso	15.740%	Research an experimental development
Foreign	Excelsior Wine Company (d)	4,405,273	2,844,557	4,262,346	2,406,237	USA	US dollar	50.000%	Import, Sale and Distribution of Wine and Liquors
76.240.720-5	Southern Brewing Company S.A (e)	2,561,064	1,764,520	102,921	39,253	Chile	Chilean Peso	49.000%	Corporate investment and movable capital annuitants in general
Foreign	Alpha Cave (f)	387,919	575,944	(104,405)	(18,987)	Brazil	Brazilian Real	35.000%	Retail trade of wine in Brazil
Foreign	VCT Japan Company (g)	161,498	176,252	(21,150)	(17,104)	Japan	Japanese Yen	41.000%	Export and import of wine and distribution in general
Foreign	Escalade W&S (h)	433,941	—	24,834	—	Canada	Canadian dollar	50.000%	Export and import of wine and distribution in general
Total		23,602,244	20,311,097	5,548,108	3,744,887

There are no contingent liabilities associated with these investments.

(a) Investment in Almaviva S.A. It is presented rebated by 50% from unrealized profits generated in the sale transaction of a land in 2001 to Almaviva SA; as this is an unrealized gain for Concha y Toro S.A. The amount of the rebate reaches ThCh$ 642,190. The realization of this gain will be capitalized once the property is disposed of to a third party other than the group. In the participation is reduced the unrealized gain of ThCh$ 35,538 as of December 31, 2015 (ThCh$31,832 as of December 31, 2014).

(b) Includes goodwill equivalent to ThCh$ 1,023,201, Industria Corchera presented net, as indicated note 2.10.1. In the participation an unrealized gain of ThCh$ 8,329 is added as of December 31, 2015 (ThCh$ 6,419 as of December 31, 2014).

(c) It has been considered to have significant influence in this associated, because there is a representation on the board of that company.

(d) The investment in Excelsior Wine Company represents 50% of its ownership on its equity. In the participation is reduced an unrealized gain of ThCh$12,215 as of 31 December 2015 (ThCh$ 291 as of December 31, 2014). Income for 2015 consider a negative balance amounting to ThCh$216.009, corresponding to 2014, reported in 2015.

(e) The participation decreased by an unrealized gain of ThCh$ 6,768 as of December 31, 2015 (ThCh$ 735 at December 31, 2014).

(f) The Investment in Alpha Cave represents 35% of its equity interest. In this the unrealized gain is decreased by ThCh$ 1,169 as of December 31, 2015 (ThCh$13,218 as of December 31, 2014). Results for 2015 is considered a negative adjustment to the investment amounting ThCh$30,846.

(g)The investment in VCT Japan Company represents 41% of the ownership on its equity. In this is added the unrealized gain amounting to ThCh$2,787 as of December 31, 2015

(h) Investment in Escalade W&S represents 50% of the ownership on its equity. In this is added the unrealized gain amounting to ThCh$4,011 as of December 31, 2015

11.4	Goodwill for Investments in Associates:

Industria Corchera S.A.:

The Goodwill as of December 31, 2015 is as follows:

-	The figure presented corresponds to the investment of 49.963% of Industria Corchera SA which amounts to ThCh$ 1,023,201, showing no impairment

This goodwill that was generated prior to the date of our transition to IFRS is maintained at the net value recorded to that date and is controlled in the same currency of the investment (Chilean pesos).

The book value of goodwill is netted to its corresponding investments.

Alpha Cave Comercio de Vinhos S.A.

On December 31, 2013, Concha y Toro SA through its subsidiary VCT Wine Retail Participacoes Ltda., acquired a 35% stake of Alpha Cave Comercio de Vinhos SA, a company dedicated to the retail trading of wine in Brazil, through its brand name in Ville Du Ville.

The contribution paid for 35% of the shares of Alpha Cave Comercio de Vinhos SA, amounted to ThCh$ 597,306 ($ 2,621,834 BR Reals).

As of December 31, 2014 the Company determined the fair value of the net assets where the initial investment value by 35% share on the shares of Alpha Cave Comercio de Vinhos SA totaled ThCh$ 88,548 ($ 452,308 BR Reals).

The determined value of goodwill is netted with the investment, which amounts to ThCh$ 386,848 ($ 2,169,525.91 BR Reals)

VCT Japan Company, Limited.

On June 17, 2014, Concha y Toro SA through its subsidiary VCT Group of Wineries Asia Pte Ltd, acquired 41% shares of VCT Japan Company Limited, which is engaged in the export and import of wines and distribution business in general.

The amount paid for 41% of the shares of VCT Japan Company Limited was ThCh$ 204,212 ($ 36,900,000 yen).

The determined value of goodwill at December 31, 2014 amounted to ThCh$ 14,732, which adjustment was recognized in earnings in 2015 given its immateriality.

NOTE 12. GOODWILL

Goodwill for Investments in Subsidiaries:

Acquisition of Fetzer Vineyards, Inc.

On April 15, 2011 Concha y Toro S.A. through its subsidiary VCT USA, Inc. acquired 100% of ownership of Fetzer Vineyards, Inc., a winery located in California USA.

This acquisition is in line with the Company’s business strategy and we believe it is a very important event in the Company’s history. It is expected that this operation helps the Group to increase its global sales, as Fetzer is one of the 10 most important brands of USA in terms of sales volume. During the period elapsed from January 1 and December 31, 2015 Fetzer Vineyards, Inc. generated revenues of ThCh$71,423,645 and profits amounting to ThCh$1,320,780 to the Company’s consolidated results.

The contribution valued as of April 15, 2011, of 100% of the shares of Fetzer Vineyards, amounted to ThCh$110,131,729 (USD 233,053,431) and the fair value of its net identifiable assets when purchased amounted to ThCh$89,582,287, resulting in this acquisition an historical goodwill of ThCh$20,549,442.

Goodwill

The value of the acquired goodwill is as follows:

Detail	As of December 31, 2015 ThCh$	As of December 31, 2014 ThCh$
Historical cost of goodwill, Fetzer	20,549,442	20,549,442
Foreign currency translation difference	7,847,440	3,712,426

Total	28,396,882	24,261,868

Goodwill is mainly attributable to the skills and technical abilities of the workforce at Fetzer Vineyards, Inc., and to the synergies expected to be achieved beginning on the integration of this Company with the business of Concha y Toro Group.

Goodwill generated by the acquisition of investments is not subject to amortization and, at each year-end or when otherwise required due to significant adverse changes, impairment testing is conducted. The recoverable amount is the greater between the fair value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. The approaches are commonly used in business valuations and used on the goodwill associated with the Fetzer Vineyards Value are:

Income approach, that focuses on the income-producing capability of the entity. The most widely used methodology is the discounted cash Flow (DCF) For the DCF analysis the following variables were used:

-	Expected after-tax, debt-free cash flow from operations where the key driver is estimated net sales at rates consistent with internal budgets.
-	Expected new capital expenditures which are consistent with internally developed budgets.
-	Weighted Average Cost of Capital; which during 2015 was 9.75%, considering Company specific risk premium of 1.8% and Small company risk premium of 1.8%. During the prior three years the weighted average cost of capital has not varied material. External market conditions could have a significant impact on the future WACC used and could have a material impact on the estimated value of the CGU.

Market Approach, that measures value based on what other purchasers in the market have paid for businesses, or interests in businesses that can be considered reasonably similar to the subject business. Valuation multiples are considered based on financial information available and share price data for the selected guideline companies, as well as forward looking revenue and earnings estimates. Selected multiples for Fetzer during 2015 were determined based on market. Valuation multiples are calculated utilizing actual transaction prices and operating data from target companies deemed reasonably similar to the subject business.

The determined multiples for the current (2015) and next year (2016) as follows:

	2015	2016
Revenue	1.8	1.8
EBITDA	17.7	15.2

Based on the methodologies described above the estimated fair value of Fetzer was substantially in excess of the cost basis and no impairment of goodwill was recorded during the year ended December 31, 2015.

NOTE 13. INTANGIBLE ASSETS OTHER THAN GOODWILL

13.1	Classes of Intangible Assets

Balances in the different classes of intangible assets are as follows:

Description of classes of Intangible Assets	As of December 31, 2015 ThCh$	As of December 31, 2014 ThCh$

Net Intangible asset	41,130,497	35,515,187
Net Intangible asset with finite life	7,611,144	6,197,853
Brands, net	25,920,840	22,146,375
Water rights, net	7,580,445	7,152,891
Easement right, net	18,068	18,068

Net identifiable intangible assets	41,130,497	35,515,187
Licenses, Registered Brands and other rights, net	38,270,211	32,773,210
IT Software, net	2,860,286	2,741,977

Gross Intangible assets	52,719,862	46,006,501

Gross Intangible identifiable assets	52,719,862	46,006,501
Licenses, Registered Brands and other rights, gross	41,030,595	35,253,980
IT Software gross	11,689,267	10,752,521

Total, Accumulated amortization and value impairment on Intangible assets	(11,589,365)	(10,491,314)
Licenses, Registered Brands and other rights	(2,760,384)	(2,480,769)
IT Software	(8,828,981)	(8,010,545)

As of December 31, 2015, the Company has no restrictions on intangible assets and does not have any purchase commitments.

The book value of intangibles with indefinite useful lives was assigned to the cash generating unit (CGU) which corresponds to agricultural land, within the Wines segment. These intangible assets have been tested for impairment, together with agricultural land and no impairment was noted as a result of the tests.

Changes of intangible as of December 31, 2015 are detailed as follows:

Changes in Identifiable Intangible Assets	Licenses, Registered Brands an other Rights, Net ThCh$	IT Software, Net ThCh$	Identifiable Intangible Assets, Net ThCh$
Initial balance	32,773,210	2,741,977	35,515,187
Changes:
Additions	1,708,521	901,395	2,609,916
Conversion effect in foreign subsidiaries	4,079,945	81,373	4,161,318
Write-offs	(11,850)	(46,023)	(57,873)
Amortization	(279,615)	(818,436)	(1,098,051)
Total Changes	5,497,001	118,309	5,615,310
Final balance As of December 31, 2015	38,270,211	2,860,286	41,130,497

The amount due to amortization amounted to ThCh$1,098,051 and ThCh$1,042,675 as of December 31, 2015 and 2014, respectively, which is reflected in the statement of income included within item “depreciation and amortization”, within the line “administrative expenses” and line “costs of sales” corresponding to the portion which forms part of the inventory cost.

Changes of intangibles as of December 31, 2014 are detailed as follows:

Changes in Identifiable Intangible Assets	Licenses, Registered Brands an other Rights, Net ThCh$	IT Software, Net ThCh$	Identifiable Intangible Assets, Net ThCh$
Initial balance	29,016,868	1,738,953	30,755,821
Changes:
Additions	904,133	1,539,941	2,444,074
Conversion effect in foreign subsidiaries	3,181,623	238,199	3,419,822
Write-offs	(62,016)	161	(61,855)
Amortization	(267,398)	(775,277)	(1,042,675)
Total Changes	3,756,342	1,003,024	4,759,366
Final balance As of December 31, 2014	32,773,210	2,741,977	35,515,187

Intangible assets with a finite useful life are amortized on a straight line basis during its useful life, beginning at the moment when these are ready to be used. Those intangibles with indefinite useful lives are not amortized.

NOTE 14. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2014, Viña Concha y Toro S.A. elected to early adopt the amendments to IAS 16 Property, Plant and Equipment and IAS 41 Agriculture, as indicated in Note 4.2 Accounting Changes.

14.1	Classes of Property, Plant and Equipment, by classes

Balances of this items are as follows:

Description on classes of Property, plant and equipment	As of December 31, 2015 ThCh$	As of December 31, 2014 ThCh$
Property, plant and equipment, Net	347,762,584	341,758,199

Construction in-progress, Net	6,436,537	3,780,455
Land, Net	113,805,322	111,340,537
Buildings, Net	38,237,219	38,483,223
Plant and equipment, Net	35,550,261	33,912,627
IT Equipment, Net	837,427	748,748
Fixed facilities and Accessories, Net	68,810,766	72,569,569
Motor vehicles, Net	1,829,375	1,409,025
Improvement of leased assets, Net	743,192	707,560
Other Property, plant and equipment, Net	4,980,305	4,592,154
Vineyard Plantations, Net	76,532,180	74,214,301

Property, plant and equipment, Gross	584,324,436	554,007,397

Construction in-progress, Gross	6,436,537	3,780,455
Land, Gross	113,805,322	111,340,537
Buildings, Gross	63,591,454	61,063,221
Plant and equipment, Gross	107,362,959	98,416,577
IT Equipment, Gross	4,335,723	4,082,705
Fixed facilities and Accessories, Gross	162,451,203	156,897,635
Motor vehicles, Gross	4,516,116	4,234,847
Improvement of leased assets, Gross	1,005,729	898,796
Other Property, plant and equipment, Gross	11,235,859	9,540,023
Vineyard Plantations, Gross	109,583,534	103,752,601

Accumulated depreciation of Property, plant and equipment, Total	(236,561,852)	(212,249,198)

Accumulated depreciation, Buildings	(25,354,235)	(22,579,998)
Accumulated depreciation, Plant and equipment	(71,812,698)	(64,503,950)
Accumulated depreciation, IT Equipment	(3,498,296)	(3,333,957)
Accumulated depreciation, Fixed facilities and Accessories	(93,640,437)	(84,328,066)
Accumulated depreciation, Motor vehicles	(2,686,741)	(2,825,822)
Accumulated depreciation on improvements of leased assets	(262,537)	(191,236)
Accumulated depreciation, Others	(6,255,554)	(4,947,869)
Accumulated depreciation, Vineyard Plantations	(33,051,354)	(29,538,300)
F-68

Changes in Property, Plant and equipment as of December 31, 2015 and 2014 are as follows:

Reconciliation items of changes in Property, plant and equipment, by classes	Construction in progress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixed facilities and accessories, Net	Motor vehicles, Net	Improvement of leased assets, Net	Other Property, plant and equipment, Net	Vineyard Plantation, Net	Property plant and equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance As of January 1, 2015	3,780,455	111,340,537	38,483,223	33,912,627	748,748	72,569,569	1,409,025	707,560	4,592,154	74,214,301	341,758,199
Changes:
Additions	6,174,149	326,702	77,873	4,067,744	481,461	4,494,262	878,934	—	652,842	5,190,969	22,344,936
4% Fixed asset credit	—	—	—	(16,148)	(2,661)	(6,721)	—	—	(1,153)	—	(26,683)
Sales of assets	—	—	—	(53,102)	(521)	(53,610)	(17,408)	—	(21,340)	—	(145,981)
Transfers from construction in progress	(3,657,061)	—	63,949	1,994,166	29,545	1,552,819	—	—	336,620	(320,038)	—
Write-offs	(8,307)	—	(373,812)	(268,194)	(12,249)	(108,571)	—	—	(1)	(723,870)	(1,495,004)
Depreciation expense	—	—	(2,316,284)	(5,893,553)	(419,052)	(10,754,198)	(453,150)	(61,473)	(1,100,319)	(4,115,243)	(25,113,272)
Incrense (decrease) in foreign currency exchange	179,929	2,138,083	2,302,541	1,788,789	12,156	1,134,779	11,974	97,105	521,502	2,286,061	10,472,919
Other increaes (decreases)	(32,628)	—	(271)	17,932	—	(17,563)	—	—	—	—	(32,530)

Total changes	2,656,082	2,464,785	(246,004)	1,637,634	88,679	(3,758,803)	420,350	35,632	388,151	2,317,879	6,004,385

Final Balance as of December 31, 2015	6,436,537	113,805,322	38,237,219	35,550,261	837,427	68,810,766	1,829,375	743,192	4,980,305	76,532,180	347,762,584

Reconciliation items of changes in Property, plant and equipment, by classes	Construction in progress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixed facilities and accessories, Net	Motor vehicles, Net	Improvement of leased assets, Net	Other Property, plant and equipment, Net	Vineyard Plantation, Net	Property plant and equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance As of January 1, 2014	6,227,023	109,644,681	35,585,099	33,529,505	769,674	69,212,156	1,345,407	650,114	4,551,671	68,552,823	330,068,153
Changes:
Additions	3,561,028	—	1,692,595	4,517,579	488,253	6,500,603	436,066	—	247,061	8,029,693	25,472,878
4% Fixed asset credit	—	—	—	(1,958)	(2,007)	(19,880)	(302)	—	—	—	(24,147)
Sales of assets	—	—	—	(45,010)	(1,200)	(67,890)	(5,342)	—	—	—	(119,442)
Transfers from construction in progress	(6,021,701)	—	1,333,454	963,623	23,612	3,651,641	18,536	8,910	337,361	(315,436)	—
Write-offs	(64,010)	—	(6,676)	(12,604)	(5,515)	(19,026)	(710)	—	(18,261)	(250,125)	(376,927)
Depreciation expense	—	—	(2,190,677)	(5,547,785)	(397,074)	(8,860,905)	(383,350)	(55,406)	(838,647)	(3,757,853)	(22,031,697)
Incrense (decrease) in foreign currency exchange	77,638	1,695,856	2,069,428	495,429	(126,995)	2,172,870	(1,280)	103,942	312,969	1,955,199	8,755,056
Other increaes (decreases)	477	—	—	13,848	—	—	—	—	—	—	14,325

Total changes	(2,446,568)	1,695,856	2,898,124	383,122	(20,926)	3,357,413	63,618	57,446	40,483	5,661,478	11,690,046

Final Balance as of December 31, 2014	3,780,455	111,340,537	38,483,223	33,912,627	748,748	72,569,569	1,409,025	707,560	4,592,154	74,214,301	341,758,199
F-70

14.2	Additional Information

a)	Property, plant and equipment

The Company has not identified any indicators of impairment which represent a loss in value of property, plant and equipment, other than those already recorded and presented in these consolidated financial statements.

b)	Commitments acquired and restrictions on acquisition of property, plant and equipment

As of December 31, 2015, commitments acquired due to acquisitions of property, plant and equipment amounted to ThCh$2,270,520 net.

The Company does not maintain restrictions on goods of property, plant and equipment, other than those reported in Note 33 Guarantees committed with third-parties.

c)	Biological Assets held as guarantee

Grapevines of Viña Concha y Toro S.A. and subsidiaries, either in production or formation stage are not subject to any kind of restrictions, nor have been constituted as guarantees of financial liabilities.

d)	Government Grants

The company in Chile applies to government grants related to the agricultural activity in conformity with Law 18.450 to foster watering and drain.

These grants require certain conditions on its application. The company complies with these in order to obtain its benefits. Subsidies are granted one time only and are assigned to a specific watering project. During the period ended as of December 31, 2015, government subsidizes received amounted to ThCh$50,430.

14.3	Assets under financial lease

a)	Financial lease

As of December 31, 2015 and 2014, there are no Property, Plant and Equipment under this condition.

b)	Obligations for contracts under financial leases

As of December 31, 2015 and 2014, there are no obligations for contracts under financial leases.

14.4	Costs of capitalized interests.

The cost of capitalized interests is determined applying an average rate or weighted average of all financing costs incurred by the Company to final monthly balances of work in-progress and which comply with the requirements of IAS 23.

Rates and costs for capitalized interests are detailed as follows:

Viña Concha y Toro S.A.

	As of December 31, 2015	As of December 31, 2014
Capitalization rate of capitalized interest, property, plant and equipment	5.07%	4.16%
Amounts of capitalized interest, property, plant and equipment (in ThCh$)	957,483	840,225
Total in ThCh$	957,483	840,225

Trivento Bodegas y Viñedos S. A.

	As of December 31, 2015	As of December 31, 2014
Capitalization rate of capitalized interest, property, plant and equipment	19.30%	18.69%
Amount of capitalized interest, biological assets (in ThCh$)	87,332	138,284
Total in ThCh$	87,332	138,284
F-72

14.5	Distribution of hectares

As of December 31, 2015:

	Vineyards in production	Vineyards in development	Total planted vineyards	Land in rotation	Fruit trees	Total Agricultural Area
Chile
Limarí	886	79	965	288	—	1,253
Casablanca	364	60	424	—	—	424
Aconcagua	100	—	100	—	—	100
Leyda	130	—	130	—	—	130
Maipo	765	88	853	16	—	869
Cachapoal	1,110	353	1,463	134	—	1,597
Colchagua	1,851	312	2,163	37	—	2,200
Curicó	593	90	683	19	—	702
Maule	1,950	463	2,413	512	—	2,925
Total Chile	7,749	1,445	9,194	1,006	—	10,200
Argentina
Mendoza	1,111	31	1,142	67	—	1,209
Total Argentina	1,111	31	1,142	67	—	1,209
USA
Fetzer	415	53	468	1	3	472
Total USA	415	53	468	1	3	472
Total Holding	9,275	1,529	10,804	1,074	3	11,881

As of December 31, 2014:

	Vineyards in production	Vineyards in development	Total planted vineyards	Land in rotation	Fruit trees	Total Agricultural Area
Chile
Limarí	740	256	996	257	—	1,253
Casablanca	363	50	413	11	—	424
Aconcagua	—	100	100	—	—	100
Leyda	130	—	130	—	—	130
Maipo	786	95	881	10	—	891
Cachapoal	1,052	379	1,431	163	—	1,594
Colchagua	1,684	428	2,112	93	—	2,205
Curicó	585	110	695	8	—	703
Maule	1,971	396	2,367	498	—	2,865
Total Chile	7,311	1,814	9,125	1,040	—	10,165
Argentina
Mendoza	1,057	86	1,143	67	—	1,210
Total Argentina	1,057	86	1,143	67	—	1,210
USA
Fetzer	433	36	469	1	3	473
Total USA	433	36	469	1	3	473
Total Holding	8,801	1,936	10,737	1,108	3	11,848

The total vineyards planted include certain long-term operating leases that the Company has in Valle de Casablanca, del Maipo and Colchagua. (Please refer to Note 22)

Company´s land not usable for plantations such as hills, roads, etc., are not included in the total agricultural area.

NOTE	15. BIOLOGICAL ASSETS

The Company present in biological assets the agricultural product (grape) derived from plantations in-production which has as destination to be a supply for the wine-production process.

Regarding the agricultural product (grape) which is in growing stage up to vintage, the costs are accumulated up to the harvest time.

In accordance with IAS 41, and based on the Company´s results of their analysis and calculation it was concluded that the fair value of the grape at the time of harvest approximates approaches the carrying value and, therefore, the grapes at the time of harvest are measured at fair value less costs to sell, and then transferred to inventory.

15.1	Detail of groups of Current Biological Assets

Biological Assets maintained by Viña Concha y Toro S.A. and subsidiaries correspond to agricultural products – grapes.

-	Reconciliation of changes in Biological Assets:

Reconciliation of changes in Biological assets	Current ThCh$

Biological Assets, initial balance as January 1, 2015	16,317,102
Biological Assets, gross at beginning of the period	16,317,102
Biological Assets, accumulated amortization and impairment at beginning of the period	—

Net Biological Assets at beginning of the period	16,317,102
Increases other than those coming from business combinations, Biological Assets	33,280,582
Increases (decreases) for exchange difference (net), Biological Assets	428,240
Other increaces (decreases), Net	(3,433)
Decreases due to harvests or pickup, Biological Assets	(31,763,189)

Total Biological assets As of December 31, 2015	18,259,302
F-74

Reconciliation of changes in Biological assets	Current ThCh$

Biological Assets, initial balance as January 1, 2014	14,821,587
Biological Assets, gross at beginning of the period	14,821,587
Biological Assets, accumulated amortization and impairment at beginning of the period	—

Net Biological Assets at beginning of the period	14,821,587
Increases other than those coming from business combinations, Biological Assets	28,825,947
Increases (decreases) for exchange difference (net), Biological Assets	355,633
Other increaces (decreases), Net	(6,995)
Decreases due to harvests or pickup, Biological Assets	(27,679,070)

Total Biological assets As of December 31, 2014	16,317,102

As of December 31, 2015 and 2014, the company has not recorded impairments in biological assets.

NOTE 16. OTHER NON-FINANCIAL ASSETS

As of December 31, 2015 and 2014, Other Non-financial assets are detailed as follows:

Non financial assets	As of December 31, 2015		As of December 31, 2014
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Income tax receivable	16,720,333	4,006,229	14,815,710	2,097,502
Other Prepaid Expenses	2,676,697	1,363,386	2,772,863	1,565,277
Prepaid Insurance	1,110,646	—	2,501,938	—
Prepaid Advertising	935,302	—	421,691	—
Prepaid leases	817,930	871,919	731,881	1,027,890
Other	757,767	—	591,810	149,070
Total	23,018,675	6,241,534	21,835,893	4,839,739
F-76

NOTE 17. FINANCIAL INSTRUMENTS

17.1	Category of Financial Instruments by nature
a)	As of December 31, 2015, fair values, based on categories of financial instruments, compared against the current and non-current book value included in the consolidated statement of financial position are presented as follows:

As of December 31, 2015
			At amortized cost
Clasification	Group	Type	Book value ThCh$	Fair value ThCh$	At fair value Book value ThCh$
Financial assets	Cash and cash equivalents	Balances in banks	30,635,184	30,635,184	—
	Trade receivables and other accounts receivable	Trade receivables	175,027,078	175,027,078	—
Other financial assets	Accounts receivable from related companies	Current	11,454,348	11,454,348	—
		Non-current	—	—	—
	Financial assets available for sale	Current shares	—	—	2,835,602
		Non-current shares	—	—	—
	Financial assets at fair value with changes in results	Current derivatives	—	—	358,130
		Non-current derivatives	—	—	—
	Hedging assets	Current derivatives	—	—	3,246,101
		Non-current derivatives	—	—	12,253,113
Financial liabilities	Bank loans	Current	61,985,557	63,905,653	—
		Non-current	83,841,140	86,433,544	—
	Obligations with the public	Current	13,503,709	14,486,901	—
		Non-current	76,887,275	77,707,253	—
	Financial liabilities at fair value with changes in profit or loss	Current derivatives	—	—	2,984,566
		Non-current derivatives	—	—	—
	Hedging liabilities	Current derivatives	—	—	12,378,107
		Non-current derivatives	—	—	48,261,705
Other financial liabilities	Trade accounts and other accounts payable	Current trading creditors	81,456,062	81,456,062	—
		Other current accounts payable	25,541,422	25,541,422	—
		Other non-current accounts payable	—	—	—
	Accounts payable to related entities	Current	6,231,830	6,231,830	—
		Non-current	536,570	536,570	—

b)	As of December 31, 2014, fair values, based on categories of financial instruments, compared against the current and non-current book value included in the consolidated statement of financial position are presented as follows:

As of December 31, 2014
			At amortized cost
Clasification	Group	Type	Book value ThCh$	Fair value ThCh$	At fair value Book value ThCh$
Financial assets	Cash and cash equivalent	Balances in banks	15,467,450	15,467,450
		Short-term deposits	14,836,704	14,836,704
	Trade receivables and other accounts receivable	Trade receivables	155,179,838	155,179,838
Other financial assets	Accounts receivable from related companies	Current	9,937,480	9,937,480
		Non-current	—	—
	Financial assets available for sale	Current shares	—	—	2,920,628
		Non-current shares	—
	Financial assets at fair value with changes in results	Current derivatives	—	—	78,353
		Non-current derivatives	—	—
	Hedging assets	Current derivatives	—	—	4,054,521
		Non-current derivatives	—	—	8,630,985
Other financial liabilities	Bank loans	Current	53,076,567	53,777,311
		Non-current	106,999,897	110,115,701
	Obligations with the public	Current	662,225	662,225
		Non-current	86,194,850	87,346,676
	Financial liabilities at fair value with changes in profit or loss	Current derivatives	—	—	127,326
		Non-current derivatives	—	—	—
	Hedging liabilities	Current derivatives	—	—	7,403,871
		Non-current derivatives	—	—	23,127,286
Financial liabilities	Trade accounts and other accounts payable	Current trading creditors	61,896,066	61,896,066
		Other current accounts payable	21,336,242	21,336,242
		Other non-current accounts payable	—	—
	Accounts payable to related entities	Current	5,196,408	5,196,408
		Non-current	732,466	732,466
F-78

17.2	Derivative Instruments

In conformity with the risk management policy, Viña Concha y Toro contracts exchange rate derivatives and interest rate derivatives, which are classified as follows:

-	Fair Value Hedge
-	Cash Flow Hedge
-	Net Investment Hedges
-	Non-hedge derivatives (Those derivatives which do not qualify as hedges under the hedging accounting)

a)	Assets and Liabilities by hedging derivative instrument

The operations of financial derivatives qualified as hedge instruments were recognized in the statement of financial position in financial asset and/or financial liabilities as per the following detail:

		As of December 31, 2015				As of December 31, 2014
		Asset		Liability		Asset		Liability
Assets and liabilities for hedging derivative instruments	Instrument	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Interest expense hedging:		—	—	173,894	55,433	—	—	304,376	97,473
Cash flow hedging	Swap	—	—	173,894	55,433	—	—	304,376	97,473
Exchange rate hedging:		3,246,101	12,253,113	12,204,213	48,206,272	4,054,521	8,630,985	7,099,495	23,029,813
Cash flow hedging	Swap	920,764	4,614,407	661,961	—	91,496	2,303,389	618,792	—
Net investment hedging	Swap	—	—	3,899,760	8,304,056	—	—	—	6,653,053
Fair value hedging	Forward	580,490	—	631,541	—	872,726	—	719,042	—
Cash flow hedging	Forward	1,428,254	7,638,706	6,688,247	39,902,216	2,793,079	6,327,596	5,523,902	16,376,760
Net investment hedging	Forward	316,593	—	322,704	—	297,220	—	237,759	—
Total		3,246,101	12,253,113	12,378,107	48,261,705	4,054,521	8,630,985	7,403,871	23,127,286

b)	Assets and Liabilities for derivative instruments at fair value with changes in income (Non-hedging)

Derivative instruments which are recorded at fair value with changes being recorded in income and recognized in the statement of financial position in assets and liabilities as per the following detail:

		As of December 31, 2015				As of December 31, 2014
		Asset		Liability		Asset		Liability
Assets and liabilities for hedging derivative instruments	Instrument	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Non-hedging derivative instruments		358,130	—	2,984,566	—	78,353	—	127,326	—
Derivative instruments	Forward	358,130	—	2,984,566	—	78,353	—	127,326	—
Total		358,130	—	2,984,566	—	78,353	—	127,326	—

c)	Other information on instruments

A detail of financial derivatives contracts as of December 31, 2015 and 2014, its fair value and their breakdown by maturity per contract value is detailed as follows:

As of December 31, 2015
		Fair value	Contractual values
Detail by maturity	Instrument	ThCh$	Year 2016 ThCh$	Year 2017 ThCh$	Year 2018 ThCh$	Subsequent ThCh$	Total ThCh$
Interest expense hedging:		(229,327)	5,952,051	5,815,484	2,856,951	—	14,624,486
Cash flow hedging	Swap	(229,327)	5,952,051	5,815,484	2,856,951	—	14,624,486
Exchange rate hedging:		(44,911,271)	188,481,398	168,903,928	99,154,823	171,109,164	627,649,313
Cash flow hedging	Swap	4,873,210	13,005,261	12,691,995	20,406,677	31,017,672	77,121,605
Net investment hedging	Swap	(12,203,817)	6,179,263	6,031,660	5,885,261	13,156,279	31,252,463
Fair value hedging	Forward	(51,051)	97,566,224	—	—	—	97,566,224
Cash flow hedging	Forward	(37,523,502)	43,568,211	150,180,273	72,862,885	126,935,213	393,546,582
Net investment hedging	Forward	(6,111)	28,162,438	—	—	—	28,162,438
Non-hedging derivatives		(2,626,436)	27,733,603	—	—	—	27,733,603
Non-hedging derivatives		(2,626,436)	27,733,603	—	—	—	27,733,603
Total		(47,767,034)	222,167,052	174,719,412	102,011,774	171,109,164	670,007,402
F-80

As of December 31, 2014
		Fair value	Contractual values
Detail by maturity	Instrument	ThCh$	Year 2015 ThCh$	Year 2016 ThCh$	Year 2017 ThCh$	Subsequent ThCh$	Total ThCh$
Interest expense hedging:		(401,848)	5,198,588	5,085,342	4,968,662	2,440,936	17,693,528
Cash flow hedging	Swap	(401,848)	5,198,588	5,085,342	4,968,662	2,440,936	17,693,528
Exchange rate hedging:		(17,443,802)	181,693,499	76,548,966	150,821,634	155,321,930	564,386,029
Cash flow hedging	Swap	1,776,093	1,988,578	6,520,950	6,391,448	31,765,770	46,666,746
Net investment hedging	Swap	(6,653,053)	—	5,279,469	5,153,359	5,028,278	15,461,106
Fair value hedging	Forward	153,684	80,880,411	—	—	—	80,880,411
Cash flow hedging	Forward	(12,779,987)	64,672,290	64,748,547	139,276,827	118,527,882	387,225,546
Net investment hedging	Forward	59,461	34,152,220	—	—	—	34,152,220
Non-hedging derivatives		(48,973)	4,316,321	—	—	—	4,316,321
Non-hedging derivatives		(48,973)	4,316,321	—	—	—	4,316,321
Total		(17,894,623)	191,208,408	81,634,308	155,790,296	157,762,866	586,395,878

d)	Cash flow transfer

A detail on cash flows transfers as of December 31, 2015 and 2014 is detailed as follows:

	Movements between December 31, 2014 and December 31, 2015			Movements between December 31, 2013 and December 31, 2014
Cash flow hedges	Forward in ThCh$	Swap in ThCh$	Total in ThCh$	Forward in ThCh$	Swap in ThCh$	Total in ThCh$
Opening balance	(12,779,987)	1,374,245	(11,405,742)	(4,955,173)	(13,038)	(4,968,211)
Valuation of existing contracts, opening balance	(23,094,400)	1,640,305	(21,454,095)	(6,515,225)	1,134,828	(5,380,397)
Valuation of new contracts	(3,950,620)	797,661	(3,152,959)	896,120	374,068	1,270,188
Transfer to profit or loss during the period	2,301,505	831,672	3,133,177	(2,205,709)	(121,613)	(2,327,322)
Final balance	(37,523,502)	4,643,883	(32,879,619)	(12,779,987)	1,374,245	(11,405,742)

17.3	Fair value hierarchy

The structure to obtain the fair value of financial instruments recorded at fair value in the statement of financial position. (Note 2.6.9) is detailed as follows:

As of December 31, 2015
Financial instruments measured at fair value		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Asset
Fair value hedging derivatives	580,490	—	580,490	—
Cash flow hedging derivative	14,602,131	—	14,602,132	—
Net investment hedging derivative	316,593	—	316,593	—
Derivatives not designed accountable as hedging	358,130	—	358,130	—
Financial assets available for sale	2,835,602	2,656,053	—	179,549
Total Financial Asset	18,692,946	2,656,053	15,857,345	179,549
Financial Liabilities
Fair value hedging derivatives	631,541	—	631,541	—
Cash flow hedging derivative	47,481,751	—	47,481,751	—
Net investment hedging derivative	12,526,520	—	12,526,520	—
Derivatives not designed accountable as hedging	2,984,566	—	2,984,566	—
Total Financial Liabilities	63,624,378	—	63,624,378	—

As of December 31, 2014
Financial instruments measured at fair value		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Asset
Fair value hedging derivatives	872,726		872,726
Cash flow hedging derivative	11,515,560		11,515,560
Net investment hedging derivative	297,220		297,220
Derivatives not designed accountable as hedging	78,353		78,353
Financial assets available for sale	2,920,628	2,741,079	—	179,549
Total Financial Asset	15,684,487	2,741,079	12,763,859	179,549
Financial Liabilities
Fair value hedging derivatives	719,042		719,042
Cash flow hedging derivative	22,921,303		22,921,303
Net investment hedging derivative	6,890,812		6,890,812
Derivatives not designed accountable as hedging	127,326		127,326
Total Financial Liabilities	30,658,483	—	30,658,483	—
F-82

NOTE 18.	OTHER FINANCIAL LIABILITIES

As of December 31, 2015 and 2014, Other financial liabilities are detailed as follows:

	Current		Non-current
Non-guaranteed	As of December 31, 2015	As of December 31, 2014	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$	ThCh$	ThCh$
Loans from financial entities	61,985,557	53,076,567	83,841,140	106,999,897
Obligations with the public	13,503,709	662,225	76,887,275	86,194,850
Hedging derivatives (*)	12,378,107	7,403,871	48,261,705	23,127,286
Non-hedging derivatives (**)	2,984,566	127,326	—	—
Total	90,851,939	61,269,989	208,990,120	216,322,033

(*) Please refer to note 17.2 - a

(**) Please refer to note 17.2 - b

a)	Loans from financial entities (non-derivatives), current as of December 31, 2015.

										Maturities
Debtor entity ID No.	Debtor entity	Country of the debtor entity	ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Legal rate	Up to 90 days	More than 90 days to 1 year	Total
										ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US dollar	Upon maturity	1.81%	1.81%	2,846,004	2,840,640	5,686,644
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank	Chile	US dollar	Upon maturity	2.74%	2.56%	94,941	—	94,941
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	Upon maturity	4.20%	3.98%	4,534	2,562,909	2,567,443
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	Chilean peso	Upon maturity	5.61%	5.28%	1,453,403	1,386,500	2,839,903
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.949.000-3	Banco Rabobank Chile	Chile	US dollar	Upon maturity	2.63%	2.29%	89,445	10,652,400	10,741,845
Foreign	VCT Brasil Imp. Y Export. Ltda.	Brazil	Foreign	Banco Citibank S.A	Brazil	Brazilian Real	Upon maturity	18.30%	18.30%	—	912,178	912,178
Foreign	VCT Brasil Imp. Y Export. Ltda.	Brazil	Foreign	Banco Itau BBA S.A	Brazil	Brazilian Real	Upon maturity	15.32%	15.32%	—	3,967,000	3,967,000
Foreign	VCT USA, Inc.	USA	Foreign	Banco del Estado New York Branch	USA	US dollar	Upon maturity	2.52%	2.52%	64,056	16,570,400	16,634,456
Foreign	VCT USA, Inc.	USA	97.949.000-3	Banco Rabobank Chile	USA	US dollar	Upon maturity	2.98%	2.98%	355,343	10,652,400	11,007,743
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Credicoop	Argentina	Argentinean peso	Upon maturity	25.02%	25.02%	1,004,746	337,653	1,342,399
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Francés	Argentina	Argentinean peso	Upon maturity	26.06%	26.06%	31,383	1,590,236	1,621,619
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Macro	Argentina	Argentinean peso	Upon maturity	15.25%	15.25%	466	62,240	62,706
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Supervielle	Argentina	Argentinean peso	Upon maturity	32.50%	32.50%	56,197	39,552	95,749
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Santander Rio S.A.	Argentina	Argentinean peso	Upon maturity	15.25%	15.25%	30,635	30,256	60,891
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentinean peso	Upon maturity	26.38%	26.38%	354,996	1,224,946	1,579,942
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	ADM.PROVINCIAL DEL FONDO	Argentina	Argentinean peso	Upon maturity	12.50%	12.50%	—	30,004	30,004
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco BBVA Chile	Argentina	US dollar	Upon maturity	1.16%	1.16%	—	966,638	966,638
Foreign	VCT & DG México S.A.	Mexico	Foreign	Banco Banamex	Mexico	Mexican peso	Upon maturity	5.45%	5.45%	1,773,456	—	1,773,456
Balances to date										8,159,605	53,825,952	61,985,557
F-84

b)	Loans from financial entities (non-derivatives), non-current as of December 31, 2015.

										Maturities
Debtor entity ID No.	Debtor entity	Country of the debtor entity	ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Legal rate	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years	More than 5 years	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US dollar	Upon maturity	1.81%	1.81%	5,681,280	2,840,640	—	—	—	8,521,920
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank	Chile	US dollar	Upon maturity	2.74%	2.56%	14,203,200	—	—	—	—	14,203,200
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	Chilean peso	Upon maturity	5.61%	5.28%	1,386,500	693,250	—	—	—	2,079,750
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.949.000-3	Banco Rabobank Chile	Chile	US dollar	Upon maturity	2.63%	2.29%	10,652,400	—	—	—	—	10,652,400
Foreign	VCT USA, Inc.	USA	Foreign	Banco del Estado New York Branch	USA	US dollar	Upon maturity	2.65%	2.65%	—	4,260,960	4,260,960	—	—	8,521,920
Foreign	VCT USA, Inc.	USA	97.949.000-3	Banco Rabobank Chile	USA	US dollar	Upon maturity	2.98%	2.98%	21,304,800	17,754,000	—	—	—	39,058,800
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Francés	Argentina	Argentinean peso	Upon maturity	27.50%	27.50%	88,951	—	—	—	—	88,951
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Macro	Argentina	Argentinean peso	Upon maturity	15.25%	15.25%	31,120	—	—	—	—	31,120
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Credicoop	Argentina	Argentinean peso	Upon maturity	27.30%	27.30%	277,747	277,747	—	—	—	555,494
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentinean peso	Upon maturity	23.00%	23.00%	127,585	—	—	—	—	127,585
Balances to date										53,753,583	25,826,597	4,260,960	—	—	83,841,140
F-85

c)	Loans from financial entities (non-derivatives), current as of December 31, 2014

										Maturities
Debtor entity ID No.	Debtor entity	Country of the debtor entity	ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Legal rate	Up to 90 days	Up to 90 days to 1 year	Total
										ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US dollar	Upon maturity	1.47%	1.47%	2,432,187	2,427,000	4,859,187
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank	Chile	US dollar	Upon maturity	2.74%	2.56%	82,842	—	82,842
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	US dollar	Upon maturity	3.09%	3.09%	23,286	9,708,000	9,731,286
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	Upon maturity	4.20%	2.77%	8,713	2,462,710	2,471,423
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	Chilean Peso	Upon maturity	5.61%	3.02%	2,202,677	2,079,750	4,282,427
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.949.000-3	Banco Rabobank Chile	Chile	US dollar	Upon maturity	2.63%	2.97%	75,262	—	75,262
Foreign	VCT Brasil Imp. Y Export. Ltda.	Brazil	Foreign	Banco Citibank S.A	Brazil	Brazilian Real	Upon maturity	13.57%	13.57%	738,636	5,706,750	6,445,386
Foreign	VCT USA, Inc.	USA	Foreign	Banco del Estado New York Branch	USA	US dollar	Upon maturity	2.25%	5.05%	—	7,097,332	7,097,332
Foreign	VCT USA, Inc.	USA	97.949.000-3	Banco Rabobank Chile	USA	US dollar	Upon maturity	2.98%	2.98%	—	9,476,007	9,476,007
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco BBVA Chile	Argentina	US dollar	Upon maturity	3.60%	3.60%	—	1,651,456	1,651,456
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco BBVA Chile	Argentina	Argentinean peso	Upon maturity	3.60%	3.60%	—	826	826
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Credicoop	Argentina	Argentinean peso	Upon maturity	28.00%	28.00%	504,317	—	504,317
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Francés	Argentina	Argentinean peso	Upon maturity	20.94%	20.94%	725,463	277,861	1,003,324
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Macro	Argentina	Argentinean peso	Upon maturity	20.25%	20.25%	608,200	81,093	689,293
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Nación	Argentina	Argentinean peso	Upon maturity	21.00%	21.00%	515,050	1,919,840	2,434,890
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Fondo TyC	Argentina	Argentinean peso	Upon maturity	9.43%	9.43%	—	78,371	78,371
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Santander	Argentina	Argentinean peso	Upon maturity	15.25%	15.25%	40,804	118,261	159,065
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Supervielle	Argentina	Argentinean peso	Upon maturity	32.50%	32.50%	63,253	47,450	110,703
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Santander Rio	Argentina	Argentinean peso	Upon maturity	19.00%	19.00%	45	—	45
Foreign	VCT & DG México S.A.	Mexico	Foreign	Banco Banamex	Mexico	Mexican peso	Upon maturity	5.19%	5.19%	1,923,125	—	1,923,125
Balances to date										9,943,860	43,132,707	53,076,567

c)	Loans from non-financial entities (non-derivatives), non-current as of December 31, 2014.

										Maturities
Debtor entity ID No.	Debtor entity	Country of the debtor entity	ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Legal rate	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years	More than 5 years	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US dollar	Upon maturity	1.47%	1.47%	4,854,000	4,854,000	2,427,000	—	—	12,135,000
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank	Chile	US dollar	Upon maturity	2.74%	2.56%	—	12,135,000	—	—	—	12,135,000
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	Upon maturity	4.20%	3.98%	2,462,710	—	—	—	—	2,462,710
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	Chilean Peso	Upon maturity	5.61%	5.28%	2,773,000	1,386,500	693,250	—	—	4,852,750
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.949.000-3	Banco Rabobank Chile	Chile	US dollar	Upon maturity	2.63%	2.39%	9,101,250	9,101,250	—	—	—	18,202,500
Foreign	VCT USA, Inc.	USA	Foreign	Banco del Estado New York Branch	USA	US dollar	Upon maturity	2.25%	2.25%	14,157,500	—	—	—	—	14,157,500
Foreign	VCT USA, Inc.	USA	97.949.000-3	Banco Rabobank Chile	USA	US dollar	Upon maturity	2.98%	2.98%	9,101,250	18,202,500	15,168,750	—	—	42,472,500
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Fondo TyC	Argentina	Argentinean peso	Upon maturity	9.43%	9.43%	38,500	—	—	—	—	38,500
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Francés	Argentina	Argentinean peso	Upon maturity	21.38%	21.38%	227,061	115,896	—	—	—	342,957
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Santander	Argentina	Argentinean peso	Upon maturity	15.25%	15.25%	78,840	—	—	—	—	78,840
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Macro	Argentina	Argentinean peso	Upon maturity	15.25%	15.25%	81,093	40,547	—	—	—	121,640
Balances to date										42,875,204	45,835,693	18,289,000	—	—	106,999,897

NOTE 19.	OBLIGATIONS WITH THE PUBLIC

On November 14, 2012 the Company performed a bond placement for a total of UF 1,500,000 corresponding to the F series issued by the Viña Concha y Toro SA with charge to the line of bonds registered in the Securities Register of the SVS under number 574 dated March 23, 2009.

These placement was performed in accordance with the following detail:

-	UF 1,500,000 placed with charge to F Series, at a term of 6 years amortizable on a semi-annual basis with three-year grace period. The placement effective rate is UF + 3.63%

On September 11, 2014 a bond placement was performed for a total amount of UF 2,000,000 corresponding to the J and K series issued by the Company Vina Concha y Toro SA with charges to the line of bonds registered in the Securities Registry of the SVS under number 575 dated March 23, 2009.

The bond placement indicated above was performed as per the following detail:

-	UF 1.000.000 placed with charge to J Series, at a term of 6 years amortizable on a semi-annual basis and three-years grace period The placement effective rate is UF + 2,18% and,
-	UF 1.000.000 placed with charge to K Series, at a term of 24 years amortizable on a semi-annual basis and ten-years grace period. The placement effective rate is UF + 3,49%.

Obligations with the public are detailed as follows:

a)	Obligations for current bonds as of December 31, 2015

										Maturities
Debtor entity ID No	Debtor entity	Country of the debtor entity	ID No. of creditor entity	Name of placement entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Nominal ratel	Up to 90 days	Up to 90 days to 1 year	Total
										ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	3.78%	3.50%	13,017,123	—	13,017,123
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	2,29%	2.50%	210,048	—	210,048
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	3,53%	3.30%	276,538	—	276,538
Total										13,503,709	—	13,503,709

b)	Obligations for non-current bonds as of December 31, 2015

										Maturities
Debtor entity ID No	Debtor entity	Country of the debtor entity	ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Legal rate	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years	More than 5 years	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	3.78%	3.50%	12,814,540	12,814,555	—	—	—	25,629,095
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	2,29%	2.50%	—	8,543,027	8,543,027	8,543,036	—	25,629,090
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	3,53%	3.30%	—	—	—	—	25,629,090	25,629,090
Total										12,814,540	21,357,582	8,543,027	8,543,036	25,629,090	76,887,275

c)	Obligations for current bonds as of December 31, 2014

										Marturities
Debtor entity ID No.	Debtor entity	Country of the debtor entity	ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Legal rate	Up to 90 days	Up to 90 days to 1 year	Total
										ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	3.78%	3.50%	194,663	—	194,663
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	2,29%	2.50%	201,836	—	201,836
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	3,53%	3.30%	265,726	—	265,726
Total										662,225	—	662,225

d)	Obligations for non-current bonds as of December 31, 2014

											Marturities
Debtor entity ID No	Debtor entity	Country of the debtor entity	ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Legal rate	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years	More than 5 years	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	3.78%	3.50%	12,313,545	12,313,545	12,313,560	—	—	36,940,650
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	2,29%	2.50%	—	—	8,209,030	8,209,030	8,209,040	24,627,100
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	3,53%	3.30%	—	—	—	—	24,627,100	24,627,100
Total										12,313,545	12,313,545	20,522,590	8,209,030	32,836,140	86,194,850

Obligations with the public correspond to the placement in Chile of bonds in UF. These are presented valued at the principal value plus accrued interests at year-end.

e)	Issuance Expenses and Placement of equity and debt securities

Issuance expenses net of amortization as of December 31, 2015, and 2014 amounts to ThCh$715,866 and ThCh$818,113, respectively. In addition, all disbursements due to reports of Risk Rating Agencies, legal and financial advisories, taxes, printing house and placement commissions are included as issuance expenses.

For the years ended December 31, 2015, and 2014 the amortization expense was ThCh$102,248 and ThCh$87,405, respectively, which is performed in accordance to that indicated in Note 2.6.10.

NOTE 20.	TRADE AND OTHER PAYABLE

This item is detailed as follows:

	Total Current
	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Trade creditors	81,456,062	59,521,567
Other creditors	9,688,557	7,352,292
Dividends payable	10,491,886	8,522,945
Withholdings	5,360,979	5,461,005
Totales	106,997,484	80,857,809

Other creditors item consists mainly of debts corresponding to personnel´s pension discounts and debts due to advertising contributions.

NOTE 21. INCOME TAX AND DEFERRED TAXES

a)	Balances of deferred tax assets and liabilities are as follows:

Description of deferred tax assets	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Depreciation	8,707	6,172
Provision	8,138,217	4,020,600
Foreign currency contract	56,513	342,087
Personnel benefits obligations	466,742	403,068
Taxable losses	124,031	985,068
Other	4,448,543	3,012,075
Deferred tax assets	13,242,753	8,769,070

Description of deferred tax liabilities	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Depreciation	21,472,058	18,245,644
Amortization	4,248,851	4,180,804
Indirect fabrication costs capitalized	12,523,170	9,802,142
Revaluation of marketable securities	92,876	115,833
Revaluations of land	9,480,283	9,480,283
Other	976,563	970,866
Deferred tax liabilities	48,793,801	42,795,572

b)	Information on taxes regarding entries charged to net equity

The company has recognized entries directly into equity, which gave rise to deferred tax detailed as follows:

Description of deferred tax liabilities (assets) recognized	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Revaluation of land	9,480,283	9,480,283
Forward derivatives contracts	(55,252)	(311,456)
Revaluation of marketable securities	92,876	115,833
Personnel obligations	(36,532)	(40,863)
Other	—	(54,750)
Total recognized deferred tax assets	9,481,375	9,189,047
F-90

c)	Changes in Deferred Tax

Changes in items of deferred taxes in the consolidated statement of financial position for the years 2015 and 2014 is as follows:

	Assets	Liabilities
Changes in deferred taxes	ThCh$	ThCh$
Balance as of January 1, 2014	8,712,421	34,612,075
Increase (decrease) in income	(758,770)	393,153
Increase in equity	—	1,341,232
Effect of transitional increase in rates (equity)	815,419	6,469,318
Other increases (decreases)	—	(20,206)
Balance as of December 31, 2014	8,769,070	42,795,572
Increase in income	4,473,683	5,341,485
Increase in equity	—	292,328
Balance translation adjustments (profit or loss)	—	364,416
Balance as of December 31, 2015	13,242,753	48,793,801

d)	Composition of the income tax expense.

1.	Income tax expense, separated by deferred tax and current income tax expense, for 2015 and 2014 are as follows:

	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Description of expenses (income) for current and deferred taxes	ThCh$	ThCh$	ThCh$
Current income tax expenses
Current tax expenses	13,655,331	11,150,034	6,421,317
Adjustments to prior year current tax	1,861,006	281,351	(3,101,788)
Other current tax expenses	133,953	163,792	153,519
Current tax expense, net, total	15,650,290	11,595,177	3,473,048
Income deferred tax expense	(422,630)	7,524,102	5,288,958
Deferred expense (income) for taxes elated to the creation and reversal of emporary differences	1,290,432	(718,280)	—
Deferred tax expense, net, total	867,802	6,805,822	5,288,958
Expense (Income) in income tax	16,518,092	18,400,999	8,762,006

2.	The composition of the expense (income) from income tax, considering the source (domestic or foreign) and the type of tax, for 2015 and 2014 are as follows:

Description of expense (income) in taxes of foreign and domestic	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$	ThCh$
Current income tax expense on foreign and domestic income, net
Current tax expense, net, foreign	5,056,309	5,074,171	700,754
Current tax expense, net, domestic	10,593,981	6,521,006	2,772,295
Current tax expense, net	15,650,290	11,595,177	3,473,049

Deferred tax expense on profits of foreign and domestic income, net
Deferred tax expense, net, foreign	1,641,250	(339,380)	1,659,405
Deferred tax expense, net, domestic	(773,448)	7,145,202	3,629,552
Deferred tax expense, net	867,802	6,805,822	5,288,957

Income tax expense	16,518,092	18,400,999	8,762,006

e)	Reconciliation of income tax expense

1	Reconciliation of values in which are indicated the amounts that give rise to variations of the income tax expense recorded in the statement of income, beginning from the tax amount resulting after applying the taxable rate on income before tax.

Reconciliation of tax expense	From January 1, to December 31, 2015	From January 1, to December 31, 2014	From January 1, to December 31, 2013
	ThCh$	ThCh$	ThCh$
Tax expense using the statutory rate	15,042,764	11,843,404	8,474,225
Tax effect of rates in other jurisdictions	3,427,905	2,237,353	1,323,475
Tax effect of non-taxable revenues	(1,199,545)	(797,617)	(401,622)
Tax effect of change in taxable rates	106,398	405,334	(112,488)
Tax effect of rates in Chile	1,294,810	5,653,899	—
Taxation calculated using the effective rate	—	523,662	—
Other increase (decrease) in charge for legal taxes	(2,154,240)	(1,465,036)	(521,584)
Adjustments to tax expense using the statutory rate, total	1,475,328	6,557,595	287,781
Income tax expense	16,518,092	18,400,999	8,762,006
F-92

2.	Reconciliation of effective tax rate (%), showing changes to the current rate (22.5% as of December 31, 2015, 21% as of December 31, 2014 and 20% as of December 31, 2013)

	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Tax expense using the statutory rate (%)	22.50%	21.00%	20.00%
Tax effect of rates in other jurisdictions (%)	5.13%	3.97%	3.12%
Tax effect of non-taxable Ordinary Income (%)	-1.79%	-1.41%	-0.95%
Tax effect of expenses not taxable deductible (%)	0.16%	0.72%	-0.27%
Tax effect of rates in Chile	1.94%	10.03%	0.00%
Taxation calculated using the applicable rate (%)	0.00%	0.93%	0.00%
Other increase (decrease) in legal tax charge (%)	-3.24%	-2.61%	-1.22%
Adjustments to the expense for taxes using statutory tax, total (%)	2.20%	11.63%	0.68%
Effective income tax expense (%)	24.70%	32.63%	20.68%

f)	Current tax assets are detailed as follows:

	As of December 31, 2015	As of December 31, 2014
Description	ThCh$	ThCh$
Other recoverable taxes	13,915,635	15,192,172
Credits Income tax current	104,893	38,144
Provision for other recoverable taxes	—	(269,252)
Total	14,020,528	14,961,064

g)	Current tax liabilities is detailed as follows:

	As of December 31, 2015	As of December 31, 2014
Description	ThCh$	ThCh$
Income tax	17,340,151	20,668,742
Provision for taxes	716,159	1,191,860
Total	18,056,310	21,860,602
F-93

NOTE 22. LEASES

a)	As of December 31, 2015 and December 31, 2014, there are no financial leases for current non-derivative financial liabilities

b)	On the other hand, as of December 31, 2015, there are operating leases which mainly relate to leases of estates of long-term for agricultural land on which wine grapes plantations have been developed. These contracts contain no embedded derivatives due to the fact that do not meet the features described in Note 2.6.8 Embedded Derivatives.

The detail of Minimum payments payable is as follows:

Short term portion	1 to 5 year	More than 5 years	Total amount owed
ThCh$ $	ThCh	ThCh$	ThCh$
865,135	1,830,276	1,313,998	4,009,409

c)	Consumed Operating leases are detailed as follows:

	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$	ThCh$
Leases used	6,374,744	7,052,067	5,357,624
Total	6,374,744	7,052,067	5,357,624
F-94

NOTE 23. EMPLOYEE BENEFITS

23.1	Employee benefits and expenses

Employee benefits and expenses are detailed as follows:

Employee benefits and expenses	From January 1 to December 31, 2015	From January 1 to December 31, 2014	From January 1 to December 31, 2013
	ThCh$	ThCh$	ThCh$
Profit-sharing and bonuses	79,657,498	74,655,728	64,653,416
Profit-sharing and bonuses, current	14,873,757	14,813,072	15,187,671
Personnel expenses	64,783,741	59,842,656	49,465,745
Salaries and wages	50,674,474	47,633,277	40,236,443
Short-term employee benefits	8,122,612	6,937,383	5,005,042
Expenses for employee benefits obligations	2,117,620	1,749,846	1,091,793
Other long-term benefits	1,571,721	1,436,074	1,233,469
Other employee expenses	2,297,314	2,086,076	1,898,998

23.2	Provisions for benefits to employees, current

	As of December 31, 2015	As of December 31, 2014
	ThCh$ $	ThCh
Personnel Participation	8,272,503	7,215,151
Vacations	4,291,365	3,808,389
Others	932,774	559,178
Total	13,496,642	11,582,718

23.3	Severance Indemnities Obligations

A.	General aspects:

Viña Concha y Toro and some of its subsidiaries located in Chile provide severance indemnity benefit plans to active employees which are determined and recorded in the financial statements following the criteria described in 2.17 accounting policies. These benefits are mainly referred to:

-	Benefits of defined lending:

Severance indemnity: The beneficiaries receive an equivalent to a determined number of days per contractual years of service, at his/her retirement date and/or due to termination of his/her functions. In case of termination due to a Company decision, beneficiaries receive the equivalent stipulated by law.

B.	Openings, changes and presentation in financial statements:

Balances of provisions due to benefits to employees, non-current are as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Severance Indemnities Obligations	2,617,507	2,463,037
Total	2,617,507	2,463,037

Changes in obligations for employment termination benefits for the year ended as of December 31, 2015, 2014 and 2013 is detailed as follows:

Employment termination benefit	Severance indemnity
ThCh$
Balance as of December 31, 2012	1,972,762
Current period costs of services	232,154
Cost for interest	93,964
Actuarial (Gains) losses	64,542
Paid benefits	(146,203)
Balance as of December 31, 2013	2,217,219
Current period costs of services	248,291
Cost for interest	100,977
Actuarial (Gains) losses	102,731
Paid benefits	(206,181)
Balance as of December 31, 2014	2,463,037
Current period costs of services	316,953
Cost for interest	99,742
Actuarial (Gains) losses	(25,206)
Paid benefits	(237,019)
Balance as of December 31, 2015	2,617,507

The Company’s policy is to accrue a determined number of days per year with respect to severance indemnities and in case of dissociation, the employee perceive the indemnity stipulated by law in the Chilean Labor Code (30 days per year with a limit of 11 years).

The main actuarial hypothesis used for the calculation of severance indemnity obligations is detailed as follows:

Actuarial assumptions	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Retirement rate	1.00%	4.60%	4.60%
Mortality rate	RV-2009	RV-2009	RV-2009
Salary increase rate	5.30%	3.50%	3.50%
Future permanence	7,5	7,85	7,6
Discount rate	4.60%	4.78%	5.16%
F-96

The amounts recorded in the consolidated statements of income are as follows:

	From January 1 to December 31, 2015	From January 1 to December 31, 2014	From January 1 to Decembrr 31, 2013
	ThCh$	ThCh$	ThCh$
Cost of services for current period	316,953	248,291	232,154
Interest cost for post-employment benefits	99,742	100,977	93,964
Benefits paid	1,811,732	1,688,733	687,494
Total expense recognized in the consolidated statements of income	2,228,427	2,038,001	1,013,612

Sensitivity Analysis

As of December 31, 2015, the sensitivity of the value for post-employment benefits before variations in the discount rate of 1% in the case of an increase in the rate represents a decrease of ThCh$195,767 (ThCh$176,973 as of December 31, 2014) and in case of a decrease in the rate represents an increase of ThCh$213,706 (ThCh$192,572 as of December 31, 2014) in the liabilities for non-current accruals due to benefits to employees.

NOTE 24. OTHER PROVISIONS

24.1	Other current provisions

This item is detailed as follows:

Concept	As of December 31, 2015 ThCh$	As of December 31, 2014 ThCh$
Provision for advertising expense(1)	21,975,491	21,530,277
Other provisions (2)	10,777,393	8,377,887
Total	32,752,884	29,908,164

1.	Provisions for advertising expenses corresponds to the estimated of amount payable to distribution customers for advertising services.

2.	General operating expense estimated and a provision for an inmaterial legal claim are included in other provisions.

Movement of other provisions between January 1, and December 31, 2015, is detailed as follows:

	Advertising expense provision	Other provisions	Total
Changes in provision	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2015	21,530,277	8,377,887	29,908,164
Provisions recorded in the period	65,267,935	11,635,364	76,903,299
Provisions used	(64,822,721)	(9,235,858)	(74,058,579)
Balance as of December 31, 2015	21,975,491	10,777,393	32,752,884

Movement of other provisions between January 1, and December 31, 2014, is detailed as follows:

	Advertising expense provision	Other provisions	Total
Changes in provision	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2014	17,557,064	9,263,660	26,820,724
Provisions recorded in the period	41,143,079	7,489,935	48,633,014
Provisions used	(37,169,866)	(8,375,708)	(45,545,574)
Balance as of December 31, 2014	21,530,277	8,377,887	29,908,164

Movement of other provisions between January 1, and December 31, 2013, is detailed as follows:

	Advertising expense provision	Other provisions	Total
Changes in provision	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2013	13,793,535	7,170,582	20,964,117
Provisions recorded in the period	28,000,297	16,869,581	44,869,878
Provisions used	(24,236,768)	(14,776,503)	(39,013,271)
Balance as of December 31, 2013	17,557,064	9,263,660	26,820,724

NOTE 25. EARNINGS PER SHARE

25.1	Information to be disclosed on basic earnings (losses) per share

Earnings per basic share is calculated dividing the income for the period attributable to Company’s shareholders by the weighted average of the number of common shares outstanding during the year.

As indicated, the basic earnings per share amounted to:

Basic earnings per share	From January 1 to December 31, 2015	From January 1 to December 31, 2014	From January 1 to December 31, 2013
	ThCh$	ThCh$	ThCh$
Earnings attributable to equity holders of the Parent	49,797,379	37,397,592	33,173,641

	From January 1 to December 31, 2015	From January 1 to December 31, 2014	From January 1 to December 31, 2013
	Units	Units	Units
Number of common shares outstanding	747,005,982	747,005,982	747,005,982

	From January 1 to December 31, 2015	From January 1 to December 31, 2014	From January to December 31, 2013
	ThCh$	ThCh$	ThCh$
Basic and diluted earnings per share	66.66	50.06	44.41

25.2	Information to be disclosed on diluted earnings per share

The Company has not performed any type of operation with a potentially dilutive effect as the Company does not have any potentially dilutive securities.

NOTE 26. CAPITAL AND RESERVES

26.1	Subscribed and paid-in capital

As of December 31, 2015 the capital of Viña Concha y Toro S.A. amounts to ThCh$84,178,790 which is comprised of 747,005,982 shares of par value outstanding and paid.

The issuance premium corresponds to the surcharge in the placement of shares generated in the capital contributions operations. In conformity with Article 26 of Law No.18.046 for corporate companies, this concept forms part of the company’s issued capital.

26.2	Shares
-	Number of shares as of December 31, 2015

	Outstanding shares	Paid shares	Shares with voting rights
100% Paid Shares	747,005,982	747,005,982	747,005,982

-	Number of shares as of December 31, 2014

	Outstanding shares	Paid shares	Shares with voting rights
100% Paid Shares	747,005,982	747,005,982	747,005,982

Shares of Viña Concha y Toro are, ordinary, of a unique series and with no par value.

Movement of shares between January 01, and December 31, 2015, is as follows:

No. of outstanding shares at January 1, 2015	747,005,982
Movements for the year	—
Capital increase through share issuance
No. of outstanding shares at December 31, 2015	747,005,982

Movement of shares between January 01, and December 31, 2014, is as follows:

No. of outstanding shares at January 1, 2014	747,005,982
Movements for the year	—
Capital increase thriugh share issuance
No. of outstanding shares at December 31, 2014	747,005,982

26.3	Capital Management

In order to attempt to optimize the return to its shareholders, through the efficient management of financing costs, the Company uses several short and long-term financial sources as well as its own capital and earnings generated by the operation.

The Company’s objective is to maintain a proper capital structure, considering its leverage levels, financing costs (internal and external) and evaluates on a regular basis the different financing instruments available as well as the market conditions.

26.4	Other reserves

-	Conversion Reserves: This amount represents the effect (profit/loss) for conversion of subsidiaries with functional currency other than chilean pesos.

The detail of conversion differences, net of taxes is as follows:

Accumulated conversion difference	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$	ThCh$
Adjustment for conversion of associates	1,469,237	807,039	308,251
Adjustment for conversion of foreign subsidiaries	30,480,622	12,659,587	(3,172,680)
Adjustment for exchange difference	(17,844,119)	(8,892,318)	3,170,253
Total	14,105,740	4,574,308	305,824

-	Cash flow hedge reserves: Represents the fair value of future cash flows on expected entries that qualify as hedges and that will affect income and are presented net of deferred taxes.

-	Reserves of profit and losses for defined benefit plans: corresponds to the variation of the actuarial values of the provision for employee´s defined benefit plans and are presented net of deferred taxes.

-	Hedge Reserves of Net Investment in operations abroad: This amount represents the changes in fair value of derivatives of net investment abroad until the occurrence of disposal of the investment and are presented net of deferred taxes.

-	Reserves for investments available for sale: This amount represents the change in market value of financial assets available for sale, consisting of investments in other companies and are presented net of deferred taxes.

-	Other Reserves: Correspond mainly to the price-level restatement balance on the paid-in capital accumulated from the date of transition to IFRS as Circular No. 456 of the Superintendence of Securities and Insurance.
F-101

26.5	Dividends

On April 28, 2015 the Company´s the General Board Meeting was held in which, among other, the following agreements were adopted:

1.	To distribute with a charge to income of 2014, a final dividend No. 259 of $15 (fifteen pesos) per share, to be paid from May 22 2015. This amount is added to the dividends paid as interim, charged to net income for 2014, corresponding to Dividend No. 256 and No. 257 both of $ 3.00 per share, paid on September 30 and December 30, 2014, respectively, and a dividend No. 258 of $ 3.00 per share that was paid on March 31, 2015.

2.	Maintain as dividend policy the distribution of 40% of net income, excluding those generated by the subsidiary Fetzer Vineyards. Thus, is the Board´s intention to distribute with a charge to income from in 2015, three interim dividends per each share with No. 260, No. 261 and No. 262 for $ 3.00 each, each to be paid as provisional on September 30, December 30, 2015 and March 31, 2016, respectively A fourth dividend will be paid for the amount resulting as necessary up to complete 40% of the net income for 2015, as indicated, which will be paid in May 2016, once known and approved the results of operations by the General Shareholders Meeting.

3.	These payments of interim dividends will be subject to the Company´s cash availability. Historically, the company has been distributing 40% of net income, which is materialized through a final dividend paid in May of the following year, once known and approved by the General Shareholders Meeting, both the income for the year and the abovementioned dividend

4.	The breakdown of dividends paid as of December 31, 2015 and 2014 is as follows:

Dividend number	Paid Shares	Paid per share	Total ThCh$	Payment date
258	747,005,982	3.00	2,241,018	mar-15
259	747,005,982	15.00	11,205,090	may-15
260	747,005,982	3.00	2,241,018	sep-15
261	747,005,982	3.00	2,241,018	dec-15

Dividend number	Paid Shares	Paid per share	Total ThCh$	Payment date
254	747,005,982	3.00	2,241,018	mar-14
255	747,005,982	9.90	7,395,359	may-14
256	747,005,982	3.00	2,241,018	sep-14
257	747,005,982	3.00	2,241,018	dec-14

26.6	Net income distributable

With respect to net income for the year, in conformity with Circular No.1945 issued by the Superintendence of Securities and Insurance, the Company’s Board during the meeting held on October 28, 2010, agreed that the determination of net profit distributable as dividends will consider the income for the year presented in Item ‘Profit (loss) attributable to the owners of the controlling entity’, deducting the significant variations in the net fair value of unrealized assets and liabilities. For the years ended as of December 31, 2015 and 2014 there were no adjustments to income.

NOTE 27. EFFECT OF VARIATIONS IN EXCHANGE RATES OF FOREIGN CURRENCY Assets and Liabilities in Foreign Currency

		As of December 31, 2015	As of December 31, 2014
Current assets		ThCh$	ThCh$
Cash and cash equivalents		30,635,184	30,304,154
	CLP	9,517,333	16,337,019
	USD	6,802,061	5,278,520
	CAD	308,853	116,959
	EUR	464,274	926,390
	GBP	4,755,741	3,157,102
	SEK	590,134	911,128
	NOK	1,312,483	1,056,328
	ARS	5,180,932	1,293,772
	BRL	1,162,126	868,714
	MXN	534,524	335,367
	ZAR	6,723	22,855
Other financial assets, current		6,439,833	7,053,502
	CLP	2,835,602	2,920,628
	USD	381,893	189,689
	CAD	158,316	876,100
	EUR	317,066	2,011,721
	UF	920,764	91,496
	GBP	357,227	324,669
	SEK	1,045,678	188,654
	NOK	14,378	71,884
	BRL	351,376	220,572
	MXN	57,533	158,089
Other non-financial assets, current		23,018,675	21,835,893
	CLP	7,803,715	6,036,990
	USD	1,289,540	2,036,675
	CAD	2,098	1,752
	EUR	3,760	—
	UF	206,681	1,803,585
	GBP	3,979,950	3,225,436
	SEK	162,181	38,189
	NOK	10,018	—
	ARS	252,919	295,394
	BRL	7,591,095	8,390,784
	MXN	1,697,195	796
	ZAR	19,523	6,292
Trade and other receivables, current		175,027,078	155,179,838
	CLP	34,026,240	32,145,990
	USD	51,279,216	49,321,166
	CAD	3,522,470	3,907,022
	EUR	19,789,414	15,015,323
	UF	65,360	85,295
	GBP	32,923,839	25,011,341
	SEK	6,946,137	6,327,449
	NOK	2,378,467	1,810,629
	ARS	5,324,051	4,508,948
	BRL	10,542,217	10,011,728
	MXN	8,229,667	7,034,947
Trade receivables due from related parties, current		11,454,348	9,937,480
	CLP	11,454,348	9,937,480
F-103

		As of December 31, 2015	As of December 31, 2014
Current assets		ThCh$	ThCh$
Inventories		235,986,491	218,336,130
	CLP	141,399,854	132,801,680
	USD	59,049,469	56,187,006
	GBP	11,885,027	9,322,638
	SEK	3,903,481	4,035,382
	NOK	756,076	732,069
	ARS	13,411,627	10,968,192
	BRL	3,202,854	2,428,759
	MXN	2,378,103	1,860,404
Biological assets, current		18,259,302	16,317,102
	CLP	14,729,106	13,787,675
	USD	411,398	306,838
	ARS	3,118,798	2,222,589
Current tax assets		14,020,528	14,961,064
	CLP	4,702,629	5,711,361
	USD	4,407,024	4,953,935
	CAD	—	4,726
	EUR	151,658	153,019
	UF	49,102	48,706
	SEK	72,953	67,938
	NOK	45,633	—
	ARS	3,090,915	2,814,160
	BRL	1,500,614	737,982
	MXN	—	469,237
Total current assets		514,841,439	473,925,163
	CLP	226,468,827	219,678,823
	USD	123,620,601	118,273,829
	CAD	3,991,737	4,906,559
	EUR	20,726,172	18,106,453
	UF	1,241,907	2,029,082
	GBP	53,901,784	41,041,186
	SEK	12,720,564	11,568,740
	NOK	4,517,055	3,670,910
	ARS	30,379,242	22,103,055
	BRL	24,350,282	22,658,539
	MXN	12,897,022	9,858,840
	ZAR	26,246	29,147
F-104

		As of December 31, 2015	As of December 31, 2014
Non-current assets		ThCh$	ThCh$
Other financial assets, non-current		12,253,113	8,630,985
	USD	173,353	138,073
	CAD	145,876	85,685
	EUR	6,911,543	4,573,047
	UF	4,451,080	2,303,389
	GBP	532,984	315,309
	SEK	38,277	1,215,482

Other non-financial assets, non-current		6,241,534	4,839,739
	CLP	951,678	1,208,615
	USD	106,069	214,767
	UF	1,171,311	1,298,022
	GBP	—	94
	NOK	5,054	2,096
	ARS	1,193	7,703
	BRL	4,006,229	2,097,502
	MXN	—	10,940
Investments in associates (equity-accounted investees)		23,602,244	20,311,097
	CLP	23,602,244	20,311,097

Net intangible assets		41,130,497	35,515,187
	CLP	9,520,857	8,559,998
	USD	30,060,989	25,115,908
	CAD	18,528	18,528
	EUR	102,202	102,202
	UF	695,351	695,351
	GBP	131,132	206,312
	SEK	5,131	5,131
	NOK	12,061	12,061
	ARS	447,798	555,533
	BRL	110,226	213,129
	MXN	26,222	31,034

Goodwill		28,396,882	24,261,868
	USD	28,396,882	24,261,868
F-105

		As of December 31, 2015	As of December 31, 2014
Non-current assets		ThCh$	ThCh$
Property, plant and equipment		347,762,584	341,758,199
	CLP	253,561,886	255,018,452
	USD	48,207,713	43,865,736
	CAD	—	371
	EUR	3,611,322	3,611,085
	UF	15,761,829	15,761,829
	GBP	142,601	85,575
	SEK	—	2,361
	ARS	26,373,917	23,212,822
	BRL	40,508	97,067
	MXN	57,011	91,956
	ZAR	5,797	10,945

Deferred tax assets		13,242,753	8,769,070
	CLP	9,692,324	6,509,749
	USD	2,222,247	1,258,870
	GBP	340,927	—
	SEK	28,960	—
	ARS	74,574	154,491
	BRL	756,041	679,931
	MXN	120,253	163,614
	ZAR	7,427	2,415

Other non-current assets			—

Total non-current assets		472,629,607	444,086,145
	CLP	297,328,989	291,607,911
	USD	109,167,253	94,855,222
	CAD	164,404	104,584
	EUR	10,625,067	8,286,334
	UF	22,079,571	20,058,591
	GBP	1,147,644	607,290
	SEK	72,368	1,222,974
	NOK	17,115	14,157
	ARS	26,897,482	23,930,549
	BRL	4,913,004	3,087,629
	MXN	203,486	297,544
	ZAR	13,224	13,360
Total assets		987,471,046	918,011,308
F-106

		As of December 31, 2015		As of December 31, 2014
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Current liabilities		ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilirties, current		37,025,987	53,825,952	18,137,282	43,132,707
	CLP	1,453,404	1,386,500	2,202,677	2,079,750
	USD	11,813,121	41,682,478	5,765,502	30,359,794
	CAD	16,325	—	613,395	—
	EUR	342,527	—	1,095,587	—
	UF	14,094,381	2,562,909	1,289,730	2,462,710
	GBP	4,939,628	—	2,014,442	—
	SEK	1,034,929	—	—	—
	ARS	1,478,423	3,314,887	2,457,132	2,523,703
	BRL	75,115	4,879,178	775,139	5,706,750
	MXN	1,778,134	—	1,923,678	—
Trade and other payables, current		106,997,484	—	80,857,809	—
	CLP	64,306,191	—	60,909,637	—
	USD	11,055,696	—	8,279,240	—
	CAD	17,819	—	69,821	—
	EUR	1,106,442	—	965,091	—
	UF	430,032	—	433,046	—
	GBP	10,169,367	—	2,837,208	—
	SEK	4,387,169	—	578,769	—
	NOK	2,741,410	—	98,699	—
	ARS	7,765,036	—	4,396,276	—
	BRL	2,094,222	—	2,120,183	—
	MXN	2,913,122	—	153,567	—
	ZAR	10,978	—	16,272	—

Trade payables due to related parties, current		6,231,830	—	5,196,408	—
	CLP	6,231,830	—	5,196,408	—

Other current provisions		32,752,884		29,908,164	—
	CLP	4,240,257	—	2,958,593	—
	USD	12,947,451	—	12,637,807	—
	CAD	1,533,282	—	906,604	—
	EUR	4,938,175	—	3,714,056	—
	UF	192,515	—	182,637	—
	GBP	6,685,698	—	7,795,210	—
	SEK	326,565	—	219,922	—
	NOK	7,651	—	76,359	—
	ARS	1,246,020	—	1,397,148	—
	BRL	327,116	—	(74,623)	—
	MXN	308,154	—	79,241	—
	ZAR	—	—	15,210	—
F-107

		As of December 31, 2015		As of December 31, 2014
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Current liabilities		ThCh$	ThCh$	ThCh$	ThCh$
Current tax liabilities		18,056,310	—	21,860,602	—
	CLP	5,149,819	—	5,711,332	—
	USD	719,021	—	447,864	—
	CAD	4,954	—	6,468	—
	EUR	35,442	—	127,828	—
	UF	3,332	—	3,332	—
	GBP	2,711,272	—	2,597,282	—
	SEK	266,265	—	3,091,541	—
	NOK	146,298	—	2,021,852	—
	ARS	2,040,177	—	1,809,637	—
	BRL	6,225,253	—	3,892,598	—
	MXN	738,418	—	2,150,868	—
	ZAR	16,059	—	—	—

Current obligations for post-employment benefits		13,496,642	—	11,582,718	—
	CLP	9,639,407	—	8,408,914	—
	USD	2,558,582	—	2,223,024	—
	CAD	16,603	—	—	—
	EUR	47,164	—	36,088	—
	GBP	601,535	—	525,813	—
	SEK	138,787	—	77,242	—
	NOK	36,763	—	38,145	—
	MXN	10,881	—	—	—
	BRL	413,917	—	273,492	—
	ZAR	33,003	—	—	—

Other non-financial liabilities, current		2,989,974	—	1,970,606	—
	CLP	712,018	—	—	—
	USD	13,211	—	745,605	—
	SEK	—	—	50,354	—
	ARS	435,646	—	368,375	—
	BRL	1,829,099	—	806,272	—
Total current liabilities		217,551,111	53,825,952	169,513,589	43,132,707
	CLP	91,732,926	1,386,500	85,387,561	2,079,750
	USD	39,107,082	41,682,478	30,099,042	30,359,794
	CAD	1,588,983	—	1,596,288	—
	EUR	6,469,750	—	5,938,650	—
	UF	14,720,260	2,562,909	1,908,745	2,462,710
	GBP	25,107,500	—	15,769,955	—
	SEK	6,153,715	—	4,017,828	—
	NOK	2,932,122	—	2,235,055	—
	ARS	12,965,302	3,314,887	10,428,568	2,523,703
	BRL	10,964,722	4,879,178	7,793,061	5,706,750
	MXN	5,748,709	—	4,307,354	—
	ZAR	60,040	—	31,482	—
F-108

		As of December 31, 2015			As of December 31, 2014
		1-3 years	3-5 years	Over 5 years	1-3 years	3-5 years	Over 5 years
Non-current liabilities		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities, non-current		153,564,399	29,796,631	25,629,090	132,448,558	51,037,335	32,836,140
	CLP	2,079,751	—	—	4,159,500	693,250	—
	USD	99,259,127	9,133,775	—	91,455,762	20,680,852	—
	CAD	106,312	98,025	—	275,022	20,783	—
	EUR	1,654,108	611,326	—	392,885	171,195	—
	UF	34,172,122	17,086,063	25,629,090	27,089,800	28,731,620	32,836,140
	GBP	14,830,586	2,740,785	—	8,261,076	739,635	—
	SEK	659,243	126,657	—	232,576	—	—
	ARS	803,150	—	—	581,937	—	—
Trade payables due to related parties, non-current		536,570	—	—	732,466	—	—
	UF	536,570	—	—	732,466	—	—
Deferred tax liabilities		—	13,483,925	35,309,876	—	10,755,052	32,040,520
	CLP	—	13,483,925	35,309,876	—	10,755,052	32,040,520
Provisions for employee benefits, non-current		—	2,617,507	—	—	2,463,037	—
	CLP	—	2,617,507	—	—	2,463,037	—
Other non-financial liabilities, non-current		820,437	—	—	71,081	—	—
	USD	820,437	—	—	71,081	—	—

Total non-current liabilities		154,921,406	45,898,063	60,938,966	133,252,105	64,255,424	64,876,660
	CLP	2,079,751	16,101,432	35,309,876	4,159,500	13,911,339	32,040,520
	USD	100,079,564	9,133,775	—	91,526,843	20,680,852	—
	CAD	106,312	98,025	—	275,022	20,783	—
	EUR	1,654,108	611,326	—	392,885	171,195	—
	UF	34,708,692	17,086,063	25,629,090	27,822,266	28,731,620	32,836,140
	GBP	14,830,586	2,740,785	—	8,261,076	739,635	—
	SEK	659,243	126,657	—	232,576	—	—
	ARS	803,150	—	—	581,937	—	—

Total liabilities		426,298,469	45,898,063	60,938,966	345,898,401	64,255,424	64,876,660
F-109

NOTE 28. OPERATING SEGMENTS

a)	Information by segment as of December 31, 2015:

a) Segment information on results, assets and liabilities	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Revenue from the segment of external customers	580,859,865	55,031,972	302,237	636,194,074
Depreciation included in cost of sales and administrative expenses	21,307,390	4,567	—	21,311,957
Amortization	279,615	—	818,436	1,098,051
Income from segments before taxes	56,906,677	9,647,816	325,987	66,880,480
Segment assets	945,283,478	11,494,631	30,692,937	987,471,046
Segment liabilities	106,990,798	9,883,743	416,260,957	533,135,498

b) Consolidated revenue by geographical area	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	64,046,947	55,031,972	302,237	119,381,156
Europe	225,660,657	—	—	225,660,657
USA	109,149,123	—	—	109,149,123
South America	59,989,511	—	—	59,989,511
Asia	61,648,664	—	—	61,648,664
Canada	17,980,594	—	—	17,980,594
Central America	37,326,756	—	—	37,326,756
Other	2,032,177	—	—	2,032,177
Africa	3,025,436	—	—	3,025,436
Total consolidated revenue	580,859,865	55,031,972	302,237	636,194,074

c) Consolidated non-current assets by geographical areas	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	332,110,576	50,921	—	332,161,497
Argentina	26,897,481	—	—	26,897,481
England	571,221	—	—	571,221
Sweden	28,960	—	—	28,960
Norway	5,054	—	—	5,054
Brazil	5,300,928	—	—	5,300,928
Asia	222,822	—	—	222,822
USA	106,788,875	—	—	106,788,875
Mexico	203,486	—	—	203,486
Canada	433,941	—	—	433,941
Africa	13,224	—	—	13,224
France	2,118	—	—	2,118
Total consolidated non-current assets	472,578,686	50,921	—	472,629,607

F-110

d) Segment interest, taxes and additions to non-current assets	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial income	621,644	—	—	621,644
Interest expense and other financial expense	—	—	10,034,845	10,034,845
Income taxes	—	—	16,518,092	16,518,092
Additions of non-current assets	22,336,244	8,692	—	22,344,936

Segment equity accounted investees information	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Investments in associates	21,041,180	2,561,064	—	23,602,244
Equity in earnings of associates	5,228,569	96,153	—	5,324,722

e) Additions to consolidated non-current assets by geographical location	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	18,061,775	8,692	—	18,070,467
Argentina	2,032,506	—	—	2,032,506
England	105,348	—	—	105,348
Brazil	7,676	—	—	7,676
Mexico	635	—	—	635
Asia	14,190	—	—	14,190
USA	2,114,114	—	—	2,114,114
Total	22,336,244	8,692	—	22,344,936

Cash flows by segments as of December 31, 2015	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Cash flows provided by operating activities	56,996,045	5,406,196	24,971	62,427,212
Cash flows used in investing activities	(18,794,364)	(1,782,686)	(8,234)	(20,585,284)
Cash flows used in financing activities	—	—	(42,117,408)	(42,117,408)
Total	38,201,681	3,623,510	(42,100,671)	(275,480)
F-111

b)	Information by segment as of December 31, 2014:

a) Segment information on results, assets and liabilities	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Revenue from the segment of external customers	534,821,201	48,307,076	184,787	583,313,064
Depreciation included in cost of sales and administrative expenses	19,358,512	13,172	—	19,371,684
Amortization	267,398	—	775,277	1,042,675
Income from segments before taxes	44,989,837	11,223,539	184,787	56,398,163
Segment assets	876,233,335	11,473,819	30,304,154	918,011,308
Segment liabilities	77,850,163	5,217,326	391,962,996	475,030,485

b) Consolidated revenue by geographical area	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh	$ThCh$
Chile	58,761,956	48,307,076	184,787	107,253,819
Europe	210,532,172	—	—	210,532,172
USA	94,559,029	—	—	94,559,029
South America	62,738,266	—	—	62,738,266
Asia	50,429,629	—	—	50,429,629
Canada	18,019,766	—	—	18,019,766
Central America	33,228,830	—	—	33,228,830
Other	1,959,404	—	—	1,959,404
Africa	4,592,149	—	—	4,592,149
Total consolidated revenue	534,821,201	48,307,076	184,787	583,313,064

c) Consolidated non-current assets by geographical areas	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	324,699,792	44,103	—	324,743,895
Argentina	23,930,549	—	—	23,930,549
England	248,542	—	—	248,542
Sweden	2,361	—	—	2,361
Norway	2,096	—	—	2,096
Brazil	3,663,573	—	—	3,663,573
Asia	266,299	—	—	266,299
USA	90,915,673	—	—	90,915,673
Mexico	297,545	—	—	297,545
Canada	371	—	—	371
Africa	13,360	—	—	13,360
France	1,881	—	—	1,881
Total consolidated non-current assets	444,042,042	44,103	—	444,086,145

d) Segment interest, taxes and additions to non-current assets	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial income	736,622	—	—	736,622
Interest expense and other financial expense	—	—	10,342,307	10,342,307
Income taxes	—	—	12,747,100	12,747,100
Additions of non-current assets	25,471,702	1,176	—	25,472,878
F-112

Segment equity accounted investees information	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Investments in associates	18,005,966	2,305,131	—	20,311,097
Equity in earnings of associates	3,653,872	40,679	—	3,694,551

e) Additions to consolidated non-current assets by geographical location	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	22,654,564	1,176	—	22,655,740
Argentina	1,294,847	—	—	1,294,847
England	66,402	—	—	66,402
Brazil	52,782	—	—	52,782
Mexico	36,980	—	—	36,980
Asia	26,603	—	—	26,603
USA	1,339,524	—	—	1,339,524
Total	25,471,702	1,176	—	25,472,878

Cash flows by segments as of December 31, 2014	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Cash flows provided by operating activities	19,084,023	1,727,344	—	20,811,367
Cash flows used in investing activities	(25,010,039)	(2,263,722)	—	(27,273,761)
Cash flows provided by financing activities	—	—	22,906,001	22,906,001
Total	(5,926,016)	(536,378)	22,906,001	16,443,607
F-113

c)	Information by segment as of December 31, 2013:

a) Segment information on results, assets and liabilities	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Revenue from the segment of external customers	438,197,767	37,242,130	182,388	475,622,285
Depreciation included in cost of sales and administrative expenses	17,764,049	15,199	—	17,779,248
Amortization	242,991	—	738,458	981,449
Income from segments before taxes	32,563,964	9,624,775	182,388	42,371,127
Segment assets	826,010,959	11,001,772	12,850,652	849,863,383
Segment liabilities	64,326,682	4,290,059	351,151,864	419,768,605

b) Consolidated revenue by geographical area	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	42,709,463	37,242,130	182,388	80,133,981
Europe	165,465,522	—	—	165,465,522
USA	83,813,501	—	—	83,813,501
South America	66,093,734	—	—	66,093,734
Asia	34,889,493	—	—	34,889,493
Canada	14,679,970	—	—	14,679,970
Central America	24,340,440	—	—	24,340,440
Other	1,261,946	—	—	1,261,946
Africa	4,943,698	—	—	4,943,698
Total consolidated revenue	438,197,767	37,242,130	182,388	475,622,285

c) Consolidated non-current assets by geographical areas	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	310,531,086	80,105	—	310,611,191
Argentina	22,432,862	—	—	22,432,862
England	113,891	—	—	113,891
Sweden	5,577	—	—	5,577
Norway	3,314	—	—	3,314
Brazil	1,108,480	—	—	1,108,480
Asia	59,393	—	—	59,393
USA	80,944,347	—	—	80,944,347
Mexico	209,101	—	—	209,101
Canada	700	—	—	700
Africa	18,199	—	—	18,199
Total consolidated non-current assets	415,426,950	80,105	—	415,507,055

d) Segment interest, taxes and additions to non-current assets	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial income	1,090,228	—	—	1,090,228
Interest expense and other financial expense	—	—	9,709,871	9,709,871
Income taxes	—	—	8,762,006	8,762,006
Additions of non-current assets	26,791,780	944	—	26,792,724
F-114

Segment equity accounted investees information	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Investments in associates	14,846,355	2,291,167	—	17,137,522
Equity in earnings of associates	1,865,931	35,539	—	1,901,470

e) Additions to consolidated non-current assets by geographical location	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	23,626,942	944	—	23,627,886
Argentina	1,347,125	—	—	1,347,125
England	20,265	—	—	20,265
Brazil	20,617	—	—	20,617
Asia	7,370	—	—	7,370
USA	1,762,248	—	—	1,762,248
Total	26,791,780	944	—	26,792,724

Cash flows by segments as of December 31, 2013	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Cash flows provided by operating activities	24,858,725	2,112,708	10,794	26,982,227
Cash flows used in investing activities	(24,994,017)	(2,124,207)	(10,851)	(27,129,075)
Cash flows used in financing activities	—	—	(47,023,370)	(47,023,370)
Total	(135,292)	(11,499)	(47,023,427)	(47,170,218)

The Company has no customers representing 10% or more from the total of consolidated income during 2015, 2014 and 2013. The five most significant customers with respect to total sales represented 17.7%, 15.7% and 15.2% as of December 2015, 2014 and 2013 respectively.

NOTE 29. REVENUES

Classes of revenue as of December 31, 2015, 2014 and 2013.

Classes of revenues	From January 1 to December 31, 2015	From January 1 to December 31, 2014	From January 1 to December 31, 2013
	ThCh$	ThCh$	ThCh$
Sales of goods	632,371,393	581,803,718	473,559,131
Services rendered	3,822,681	1,509,346	2,063,154
Total	636,194,074	583,313,064	475,622,285

NOTE 30. COSTS AND EXPENSES BY NATURE

Costs and expenses by nature as of December 31, 2015.

Nature of operating costs and expenses	Cost of sales	Distribution costs	Administrative expenses	Other expenses by function	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Direct costs	368,568,719	—	—	—	368,568,719
Depreciation and amortization	5,099,175	1,335,181	1,099,652	—	7,534,008
Personnel expenses	15,354,342	32,183,903	23,652,010	—	71,190,255
Other	2,482,911	107,098,022	7,084,530	2,897,513	119,562,976
Total	391,505,147	140,617,106	31,836,192	2,897,513	566,855,958

Depreciation and amortization disclosed above correspond to that imputed to items cost of sales (indirect costs), distribution cost and selling and administrative expenses. Total depreciation amounted to ThCh$21,311,957 (refer to note 28), the difference corresponding to ThCh$13,777,949 is included within direct cost.

The costs distribution and expenses by nature as of December 31, 2014 is detailed as follows:

Nature of operating costs and expenses	Cost of sales	Distribution costs	Administrative expenses	Other expenses by function	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Direct costs	341,262,822	—	—	—	341,262,822
Depreciation and amortization	4,934,584	1,089,814	1,124,233	—	7,148,631
Personnel expenses	11,711,529	28,393,242	17,142,968	—	57,247,739
Other	2,221,975	99,995,928	11,553,842	1,980,063	115,751,808
Total	360,130,910	129,478,984	29,821,043	1,980,063	521,411,000

Depreciation and amortization disclosed above correspond to that imputed to items cost of sales (indirect cost), distribution cost and selling and administrative expenses. Total depreciation amounted to ThCh$19,371,684 (refer to note 28), the difference corresponding to ThCh$12,223,053 is included within direct cost.

The costs distribution and expenses by nature as of December 31, 2013 is detailed as follows:

Nature of operating costs and expenses	Cost of sales	Distribution costs	Administrative expenses	Other expenses by function	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Direct costs	297,942,332	—	—	—	297,942,332
Depreciation and amortization	1,471,007	1,646,458	894,130	—	4,011,595
Personnel expenses	7,885,117	27,391,375	11,369,495	—	46,645,987
Other	4,088,795	79,366,024	6,942,915	1,293,437	91,691,171
Total	311,387,251	108,403,857	19,206,540	1,293,437	440,291,085

Depreciation and amortization disclosed above correspond to that imputed to items cost of sales (indirect cost), distribution cost and selling and administrative expenses. Total depreciation amounted to ThCh$17,779,248 (refer to note 28), the difference corresponding to ThCh$11,382,242 is included within direct cost.

NOTE 31. FINANCIAL RESULTS.

Financial results are disclosed as follows:

Financial result	From January 1 to December 31, 2015	From January 1 to December 31, 2014	From January 1 to December 31, 2013
	ThCh$	ThCh$	ThCh$
Financial expense	(10,034,845)	(10,342,307)	(9,709,871)
Financial income	621,644	736,622	1,090,228
Income (expenses) by adjustment units	(849,417)	(2,933,059)	(1,348,350)
Foreign currency transaction gain, net	796,468	2,231,871	14,224,960
Total	(9,466,150)	(10,306,873)	4,256,967

Financial expense	From January 1 to December 31, 2015	From January 1 to December 31, 2014	From January 1 to December 31, 2013
	ThCh$	ThCh$	ThCh$
Expenses in bank borrowings	(4,541,333)	(4,687,445)	(6,090,792)
Expenses for bonds payable and promissory notes	(2,878,424)	(2,919,316)	(2,685,717)
Other finance expenses	(2,615,088)	(2,735,546)	(933,362)
Total	(10,034,845)	(10,342,307)	(9,709,871)

Financial income	From January 1 to December 31, 2015	From January 1 to December 31, 2014	From January 1 to December 31, 2013
	ThCh$	ThCh$	ThCh$
Investments income	334,273	420,662	886,552
Other finance income	287,371	315,960	203,676
Total	621,644	736,622	1,090,228

Income (expenses) by adjustment units	From January 1 to December 31, 2015	From January 1 to December 31, 2014	From January 1 to December 31, 2013
	ThCh$	ThCh$	ThCh$
Bonds payable and promissory notes	(3,496,470)	(4,301,516)	(1,411,890)
Bank borrowings	(307,958)	(127,714)	(700)
Others	2,955,011	1,496,171	64,240
Total	(849,417)	(2,933,059)	(1,348,350)
F-118

Foreign currency transaction gain, net	From January 1 to December 31, 2015	From January 1 to December 31, 2014	From January 1 to December 31, 2013
	ThCh$	ThCh$	ThCh$
Exchange difference in trade receivables	3,842,016	5,105,716	3,540,171
Exchange difference in related parties	9,300,681	5,150,698	5,585,643
Exchange difference in advertising contributions	(2,178,089)	(1,298,198)	(854,699)
Exchange difference in derivatives	(8,554,222)	(5,781,567)	8,478,763
Exchange difference in bank borrowings	(418,506)	(40,143)	(2,974,804)
Other	(1,195,412)	(904,635)	449,886
Total	796,468	2,231,871	14,224,960

NOTE 32. ENVIRONMENT

32.1	Information to be disclosed on disbursements related to the environment

The Company is committed to protect the environment. Consequently, each executive and operator is committed to perform their operations and to provide their services taking due care in minimizing, as much as possible and reasonable, the impact to the environment and to always comply with the related legislation in force. Likewise, persons involved with this Code, which hold information of any event or activity related to the Company, which have a pollutant effect or have a harmful effect on the environment or imply an eventual infringement of the regulation applicable, will inform the Company’s competent administrative area as soon as possible.

When legally applicable or considered necessary or correct, the Company will report this situation to its shareholders, the regulatory entities and the public in general, completely and truthful, thus, complying with requirements established by law on this matter.

32.2	Detail of information on disbursements related to the environment

As of December 31, 2015, the net balance of assets destined to improve the environment amounted to ThCh$2,494.535, which is represented in items as constructions and plant and equipment. Whilst, as of December 31, 2014, this balance amounted to ThCh$2,800,257, which was represented in items as constructions and plant and equipment.

32.3	Disbursements of the period related to the environment performed as of December 31, 2015

Parent or subsidiary	Name of project	Concept for the expenditure	Identification of whether the cost is part of an asset cost or is reflected as an expense	Description of asset or expense item	Amount of expenditure	Certain or estimated date of expenditure in the future
					ThCh$
Viña Concha y Toro	Water treatment	Maintenance of supplies and water treatment	Reflected as an expense	Expenses in oenological warehouses and water treatments	1,053,594	There is no estimate
Total expenditure for the period related to the environment					1,053,594
F-120

NOTE 33. COLLATERALS COMMITTED WITH THIRD PARTIES

33.1	Direct Collateral

As of December 31, 2015 and 2014 the Company has no direct collateral.

33.2	Indirect Collateral

	Debtor			Assets		Balances pending payment		Release of guarantees
Creditor	Name	Relationship	Type of guarantee	Type	Carrying amount	As of December 31, 2015	As of December 31, 2014	December 31, 2016	December 31, 2017	December 31, 2018
						ThCh$	ThCh$
Banco BBVA Frances	Trivento Bod. y Viñ.	Subsidiary	Collateral			461,604	667,425	—	—	—
Banco BBVA Frances	Trivento Bod. y Viñ.	Subsidiary	Collateral			1,846,416	394,388	—	—	—
Banco Macro Argentina	Trivento Bod. y Viñ.	Subsidiary	Collateral			781,176	637,088	—	—	—
Banco Nacional de Mexico (Banamex)	Trivento Bod. y Viñ.	Subsidiary	Collateral			639,144	2,730,375	—	—	—
Banco Credicoop	Trivento Bod. y Viñ.	Subsidiary	Collateral			958,716	—	—	—	—
Banco Credicoop	Trivento Bod. y Viñ.	Subsidiary	Collateral			3,195,720	1,298,445	—	—	—

NOTE 34. CONTINGENCIES, RESTRICTIONS AND LAWSUITS

1)	Wines Contract: The Company has entered into long term agreements for acquisitions of grapes and wine, with different maturities. The last of these contracts has its maturity in 2029. The estimated amount of these contracts is approximately of ThCh$27,821,321.

2) Restrictions and limits for issuance of public offer bonds.

The restrictions or limits to which the Company is subject have its origin in the covenants associated to the issuance of public offer F, J and K Series bonuses which detail is as follows:

I.	F Series bonuses, issued with charge to the line of bonds registered under number 574 in the Security Registry on March 23, 2009 and placed on 2012.

Restrictions or limits to which the Company is subject to

The restrictions or limits to which the Company is subject to are as follows:

a)	To maintain an Indebtedness Ratio not higher than 1.4 times;
b)	To maintain, an equity not lower than UF5,000,000;
c)	To maintain a Financial Expenses Hedging Ratio not lower than 2.5 times. The financial expenses Hedging Ratio must be calculated on the twelve-month period prior to the consolidated financial statements’ date;
d)	To send to the representative of bond holder, together with the quarterly and annual copies of the consolidated financial statements, a letter signed by its legal representative, which leaves a record of the compliance of financial indicators set out in a) b) and c) above;
e)	To send to the representative of bond holder, in the same term in which these are delivered to the Chilean Superintendence of Securities, a copy of the quarterly and annual consolidated financial statements, the consolidated financial statements of its subsidiaries subject to standards applicable to public traded companies; and all other public information that the Issuer provides to the Chilean Superintendence of Securities. Further, the Company should send a copy of risk rating reports, within the term of five working days after receiving them from its private raters;
f)	To record on its accounting books the provisions arising from adverse contingencies that, at issuer´s management judgement, should be reflected in the issuer´s consolidated financial statements or its subsidiaries. The Issuer will ensure that its subsidiary companies are adjusted to that established herein;
g)	The Issuer is obligated to ensure that operations with its subsidiaries or other related persons are performed in equity conditions, similar to conditions prevailing in the market. The term ‘related persons’ will comprise all those indicated in article 100 of Law No.18.045;

h)	The Issuer should establish and maintain the appropriate accounting systems based on the International Financial Reporting Standards (IFRS) and the instructions of the Chilean Superintendence of Securities. The Issuer will look after that its domestic subsidiary companies are adjusted to that established herein. However, with respect to foreign subsidiaries, these should be adjusted to accounting standards generally accepted in their respective countries, and, for consolidation purposes, the corresponding changes should be applied in order to adjust themselves to the international financial reporting standards (IFRS) and the instructions of the Chilean Superintendence of Securities. In addition, the Issuer should contract and maintain a firm of independent external auditors of recognized prestige, nationally or internationally for the examination and analysis of its consolidated financial statements, on which such firm should issue an opinion as of December 31, every year;
i)	The Issuer should comply with the law, regulations and legal provisions applicable, including, without restrictions, the payment in a timely manner of all taxes, tributes, rates, rights and charges affecting the Issuer itself or its movable or immovable property, except those challenged in good faith and according to the relevant legal and/or administrative proceedings and, providing, in this case, the appropriate reserves are held in order to hedge such contingency, in accordance with the International Financial Reporting Standards (IFRS), and the instructions of the Chilean Superintendence of Securities.
j)	To maintain during the life of the current bonds issuance, assets free of restricted encumbrances for an amount equivalent to at least 1.5 times the total amount of bonuses placed in force performed with charge to the line agreed in the contract. The Issuer should send to the representative of bond holder, as required, all information that allows verification of the indicator referred herein; and
k)	To maintain insurances which reasonably protect its assets, as per the usual industry practices for the Issuer’s industry. The Issuer will look after that its subsidiary companies are adjusted to that established herein.

Acceleration Causal

a)	If the Issuer falls into default or simple delay in the payment of any interest share or capital amortization of bonds;
b)	If the Issuer does not comply with any obligation to provide information to the representative of bond holders, and does not repair this fault within the 30 working days following the date it was required in writing by the representative of bond holders. The Issuer should provide the Representative of bonds Holder with the following information: (i) A copy of the quarterly and annual consolidated financial statements and the consolidated financial statements of its subsidiaries subject to the standards applicable to public traded companies; (ii) Other public information the Issuer provides to the Chilean Superintendence of Securities; (iii) A copy of risk rating reports; (iv) Report the compliance of obligations under the issuance contract, information that should be delivered within the same term that the consolidated financial statements to the Superintendence of Securities and Insurance; and (vi) Notice of all circumstances involving noncompliance or transgression of conditions or obligations under the issuance contract, as soon as the transgression occurs or comes to knowledge;
F-123

c)	Permanence of noncompliance or transgression of any other commitment or obligation agreed for the Issuer under the issuance contract or its complementary deeds, for a term equal to or higher than 60 days after the representative of bonds holders had sent to the Issuer, through certified mail, a notice describing the noncompliance or transgression and requesting to repair it. For the aforementioned cases, except for the noncompliance or transgression regarding the debt ratio and the financial expenses hedging ratio, the term will be 90 days after the representative of bonds holder had sent to the Issuer, through certified mail, the aforementioned notice. The representative of bonds holder should send to the Issuer the aforementioned notice within working day following the date of verification of the Issuer noncompliance or transgression and, in all cases, within the term established by the Chilean Superintendence of Securities by a general standard as provided in the Securities Market Law, Article 109, b), if this last term was a lower period;
d)	If the Issuer or significant subsidiary does not repair this fault within a term of 30 working days following to the default date or the date of simple payment delay for a total accrued amount higher than the equivalent in pesos to UF150, 000, and the payment date for this obligation is not expressly postponed. In such amount will not be considered (i) the obligations subject to pending judgment or litigation for obligations not recognized by the Issuer in its accounting; or, (ii) obligations corresponding to building or assets acquisition prices which payment would be objected by the Issuer due to defects or noncompliance on the contractual obligations by the constructor or seller. For these purposes, it will be used as conversion basis, the exchange or par rate as of the date of its related calculation.

e)	If any other creditor of the Issuer of any of its significant subsidiaries, legitimately charged the Issuer of any of its significant subsidiaries the entire amount of a credit for a loan subject to a term, under its right to anticipate the maturity of such credit due to noncompliance of the Issuer of any of its significant subsidiaries, contained in the contract. However, cases when the credit amounts charged in advance according to the established herein, which do not cumulatively exceed UF150, 000 are excluded. For these purposes, it will be used as conversion basis, the exchange or par rate as of the date of its related calculation
f)	If the Issuer or any significant subsidiary is declared in bankruptcy or noted insolvency, or proposes a preventive judicial agreement with its creditors or makes a written statement recognizing its inability to pay its obligations before its respective maturities, without repairing any of the aforementioned events within the term of 60 days from such bankruptcy statement, insolvency situation or preventive judicial agreement. In case the Issuer´s bankruptcy is declared, the Bonds will be payable in advance as provided by Law;
g)	If any statement made by the Issuer in the instruments granted or subscribed with respect of the compliance of reporting requirements under the issuance contract or its complementary deeds, or any statement provided at the issuance or recording of bonds issued with charge to this Line was or resulted to be deceitfully false or incomplete in some statement´s essential aspect;
h)	If the duration term of the Issuer Company is modified to a date earlier than effective term of Bonds issued with charge to the respective line; or if the Issuer Company undergoes an early dissolution; or if there is a decrease in the capital effectively subscribed and paid in terms which do not comply with the ratio established for the financial indicator of debt ratio, equity and financial expenses hedging ratio;
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
F-124

j)	If in the future the Issuer or any of its subsidiaries grant actual collaterals to new bonuses issuances or to any financial credit, cash credit operation or other credits, except those in the following cases: one) collaterals existent at the issuance contract date; two) collaterals created to finance, refinance or amortize the purchase price or costs including construction costs, assets acquired after the issuance contract; three) collaterals granted by the Issuer in favor of its subsidiaries or vice versa; four) collaterals granted by a company which subsequently merged with the Issuer; five) collaterals over assets acquired by the Issuer after the issuance contract, which are constituted before its purchase; and, six) extension or renewal of any collaterals herein mentioned in one) to five), inclusive. However, the Issuer or any of its subsidiaries may always grant actual collaterals to new bonuses issuances or to any financial credit, cash credit operation or other current credits, if in advance and simultaneously, they constitute collaterals at least proportionally equivalents in favor of bond holders. In this case, the collateral proportionalities will be assessed, every opportunity, by the representative of bond holder, who, if considered sufficient, will grant collaterals’ constituent instruments in favor of the bond holders.

As of December 31, 2015 the Company complies with the aforementioned covenants.

2)	J and K Series bonuses, issued with charge to the line of bonds registered under number 575 in the Security Registry on March 23, 2009 and placed on 2014.

The restrictions or limits to which the Company is subject to are as follows:

a)	To maintain an indebtedness ratio not higher than 1.4 times;
b)	To maintain an equity not lower than UF5,000,000;
c)	To maintain a financial expenses hedging ratio not lower than 2.5 times, which must be calculated on the twelve-month period prior to the reporting date of the consolidated financial statements;
d)	To send to the representative of bonuses holder, together with the quarterly and annual copies of the consolidated financial statements, a letter signed by its legal representative, which leaves a record of the compliance of financial indicators set out in a) b) and c) above;
e)	To send to the representative of bond holder, in the same term in which these are delivered to the Chilean Superintendence of Securities, a copy of the quarterly and annual consolidated financial statements, the consolidated financial statements of its subsidiaries subject to standards applicable to public traded companies; and all public information the Issuer provides to the Chilean Superintendence of Securities. Further, the Company should send a copy of risk rating reports, within the term of five working days after receiving them from its private raters;
f)	To record on its accounting books, the provisions arising from adverse contingencies that, at Issuer´s management judgement, should be recognized in the consolidated financial statements of the issuer or its subsidiaries. The Issuer ensure that its subsidiary companies are adjusted to the established herein;

g)	The Issuer is obligated to ensure that operations with its subsidiaries or other related persons are performed in equity conditions, similar to conditions prevailing in the market. The term ‘related persons’ will comprise all those indicated in article 100 of Law No.18.045;
h)	The Issuer should establish and maintain the appropriate accounting systems based on the International Financial Reporting Standards (IFRS) and the instructions of the Chilean Superintendence of Securities. The Issuer will look after that its domestic subsidiary companies are adjusted to the established herein. However, with respect to foreign subsidiaries, these should be adjusted to accounting standards generally accepted in their respective countries, and, for consolidation purposes, the corresponding changes should be applied in order to adjust themselves to the international financial reporting standards (IFRS) and the instructions of the Chilean Superintendence of Securities. In addition, the Issuer should contract and maintain a firm of nationally or internationally renowned independent external auditors for the examination and analysis of its consolidated financial statements, on which such firm should issue an opinion as of December 31, every year;
F-125

i)	The Issuer should comply with the law, regulations and legal provisions applicable, including, without restrictions, the payment in a timely manner of all taxes, tributes, rates, rights and charges affecting the Issuer itself or its movable or immovable property, except those challenged in good faith an according to the relevant legal and/or administrative proceedings and, providing, in this case, the appropriate reserves are held in order to hedge such contingency, in accordance with the International Financial Reporting Standards (IFRS), and the instructions of the Chilean Superintendence of Securities.
j)	To maintain during the life of the current bond issuance, assets free of restricted encumbrances for an amount equivalent to at least 1.5 times the total amount of bonuses placed in force performed with charge to the line agreed in the contract. The Issuer should send to the representative of bond holder, as required, all information that allows verification of the indicator referred herein; and
k)	To maintain insurances which reasonably protect its assets, as per the usual industry practices for the Issuer’s industry. The Issuer will look after that its subsidiary companies are adjusted to that established herein.

Acceleration Causal

a)	If the Issuer falls into default or simple delay in the payment of any interest share or capital amortization of bonds;
b)	If the Issuer does not comply with any obligation to provide information to the representative of bond holder, and does not repair this fault within the 30 working days following the date it was required to do so in writing by the representative of bond holder. The Issuer should provide the representative of bond holder with the following information: (i) A copy of the quarterly and annual consolidated financial statements and the consolidated financial statements of its subsidiaries subject to the standards applicable to public traded companies; (ii) Other public information the Issuer provides to the Chilean Superintendence of Securities; (iii) A copy of risk rating reports; (iv) Report the compliance of obligations under the issuance contract, information that should be delivered within the same term that the consolidated financial statements to the Superintendence of Securities and Insurance; and (vi) Notice of all circumstances involving noncompliance or transgression of conditions or obligations under the issuance contract, as soon as the transgression occurs or comes to knowledge;
c)	Permanence of noncompliance or transgression of any other commitment or obligation agreed for the Issuer under the issuance contract or its complementary deeds, for a term of 60 days or longer after the representative of bond holder had sent to the Issuer, through certified mail, a notice describing the noncompliance or transgression and requesting to repair it. For the aforementioned cases, except for the noncompliance or transgression regarding the debt ratio and the financial expenses hedging ratio, the term will be 90 days after the representative of bond holder had sent to the Issuer, through certified mail, the aforementioned notice. The representative of bond holder should send to the Issuer the aforementioned notice within working day following the date of verification of the Issuer noncompliance or transgression and, in all cases, within the term established by the Chilean Superintendence of Securities by a general standard as provided in the Securities Market Law, Article 109, b), if this last term was a lower period;
F-126

d)	If the Issuer or significant subsidiary does not repair this fault within the 30 consecutive days following to the default date or the date of simple payment delay for a total accrued amount higher than or equivalent in pesos to UF150, 000, and as of the payment date, this obligation is not expressly postponed. In such amount will not be considered (i) the obligations subject to pending judgment or litigation for obligations not recognized by the Issued in its accounting; or, (ii) obligations corresponding to building or assets acquisition prices which payment would be objected by the Issuer due to defects or noncompliance of the contractual obligations by constructor or seller. For these purposes, it will be used as conversion basis, the exchange or par rate as of the date of its related calculation.

e)	If any other creditor of the Issuer of any of its significant subsidiaries, legitimately charged the Issuer of any of its significant subsidiaries the entire amount of a credit for a loan subject to a term, under its right to anticipate the maturity of such credit due to noncompliance of the Issuer of any of its significant subsidiaries, contained in the contract. However, cases when the credit amounts charged in advance according to the established herein, which do not cumulatively exceed UF150, 000 are excluded. For these purposes, it will be used as conversion basis, the exchange or par rate as of the date of its related calculation.
f)	If the Issuer or any significant subsidiary is declared in bankruptcy or noted insolvency, or proposes a preventive judicial agreement with its creditors or makes a written statement recognizing its inability to pay its obligations before their respective maturities, without repairing any of the aforementioned events within the term of 60 days from such bankruptcy statement, insolvency situation or preventive judicial agreement. In case the Issuer bankruptcy is declared, the Bonds will be payable in advance as provided by Law;
g)	If any statement made by the Issuer in the instruments granted or subscribed with respect of the compliance of reporting requirements under the issuance contract or its complementary deeds, or any statement provided at the issuance or recording of Bonds issued with charged to this Line was or resulted to be deceitfully false or incomplete in some statement´s essential aspect;
h)	If the duration term of the Issuer Company is modified to a date earlier than effective term of Bonds issued with charge to the respective line; or if the Issuer Company undergoes an early dissolution; or if there is a decrease in the capital effectively subscribed and paid in terms which do not comply with the ratio established for the financial indicator of debt ratio, equity and financial expenses hedging ratio;
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
F-127

j)	If in the future the Issuer or any of its subsidiaries grant actual collaterals to new bonuses issuances or to any financial credit, cash credit operation or other credits, except those in the following cases: one) collaterals existent at the issuance contract date; two) collaterals created to finance, refinance or amortize the purchase price or costs including construction costs, assets acquired after the issuance contract; three) collaterals granted by the Issuer in favor of its subsidiaries or vice versa; four) collaterals granted by a company which subsequently merged with the Issuer; five) collaterals over assets acquired by the Issuer after the issuance contract, which are constituted before its purchase; and, six) extension or renewal of any collaterals herein mentioned in one) to five), inclusive. However, the Issuer or any of its subsidiaries may always grant actual collaterals to new bonuses issuances or to any financial credit, cash credit operation or other current credits, if in advance and simultaneously, they constitute collaterals at least proportionally equivalents in favor of bond holders. In this case, the collateral proportionalities will be assessed, every opportunity, by the representative of bond holder, who, if considered sufficient, will grant collaterals’ constituent instruments in favor of the bond holders.

As of December 31, 2015 the Company complies with the aforementioned covenants.

3)	Restrictions and limitations for loans granted by Cooperative Centrale Raiffeissen- Boerenleenbank B.A. “Rabobank Nederland” Branch New York to VCT U.S.A.

The restrictions or limitations to which the Company and/or its subsidiary VCT USA are subject to are originated in the covenants associated to the loan granted to VCT USA which has a collateral of its Parent and are summarized as follows:

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
F-128

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

As of December 31, 2015 the Company complies with the aforementioned covenants.

4)	Restrictions and Limits for loan in pesos granted by Banco Estado to Viña Concha y Toro S.A.:

The restrictions or limitations to which Viña Concha y Toro S.A. is subject to are originated in the covenants associated with this loan to the Vineyard, which are summarized as follows:

a)	Maintain all assets, properties, trademarks, permits, rights, franchises, grants or patents that are necessary for the normal conduct of its business, including its own and subsidiaries’ production assets.
b)	Maintain in its consolidated financial statements the following financial indicators:
i)	A debt ratio of not higher than 1.4 times. By “Debt Ratio” shall mean the ratio between Total Liability and Equity.
ii)	A minimum Equity of UF5, 000,000.
iii)	Financial expenses hedging Ratio not lower than 2.5 times. This indicator should be calculated on the twelve-months period preceding the date of issuance of the consolidated financial statements.

In turn, the contracts provide acceleration grounds:

i)	If the vineyard does not pay in full any outstanding obligation to the Bank, including especially the Financing.
ii)	If the vineyard does not fully satisfy any obligation to make the second clause set forth in this instrument. Exceptionally, in the case of the obligations contained in paragraphs 3 and 4 of this clause, the bank may only accelerate their claims if 30 days have elapsed since the notice of the failure of the bank without becoming resolved.
F-129

iii)	If the vineyard falls into default, is declared bankrupt or makes statements of judicial or extrajudicial agreement.

As of December 31, 2015, the Company complies with the above covenants.

5)	Restrictions and limits for loan in dollars granted by Rabobank Curacao NV to Viña Concha y Toro S.A.

Restrictions or limitations to which Viña Concha y Toro S.A. is subject to are originated in the covenants associated with this loan, summarized as follows:

a)	Maintain all property, assets, rights, properties, licenses, trademarks, rights of industrial and intellectual property licenses, franchises, concessions or patents that are necessary for the normal functioning of its operations, in force, and in accordance with applicable law.
b)	Maintain all assets listed above in proper operating condition at all times, without prejudice of the normal wastage derived from its use and time elapsed.
c)	Maintain at all times insurances covering all assets referred to above, at least in the amounts and against the risks that apply in accordance with standard practices of companies that conduct similar activities and having the same type of properties.
d)	Maintain in its consolidated financial statements the following financial ratios:
i.	Ratio of total liability to equity shall be equal or less to 1.4 times.
ii.	EBITDA ratio on financial costs equal to or greater than two point five times.
iii.	Maintain a minimum equity equal to or exceeding UF 5,000,000.

In turn, the contract provides acceleration grounds:

a)	If the vineyard incurs in default or simple delay in the payment of all or part of the principal, interest or any other sum associated with the Loan or the Promissory Note on the date fixed for the payment or capital amortization, for payment of interest or for the payment of any other amounts related to the loan.
b)	If the vineyard breach any of the obligations, covenants, conditions or agreements contained in this instrument, different from those indicated in point i . above and such failure is not remedied within fifteen Banking Days, from the date of the respective violation.
c)	If resulted maliciously false or incomplete in some important respect, any representation or warranty made or deemed made by the vineyard under the credit documents or that is contained in any certificate, document or financial statement or other state that the Vineyard deliver on any date in respect of the credit documents or any credit document, or the date on which it is made or deemed made .
d)	If the vineyard does not meet any payment of principal or interest on any Indebtedness (other than the notes or the loan) totaling an amount exceeding the equivalent in pesos to twenty million dollars.
e)	If the vineyard incurs in payments default, provide a written recognition stating its inability to pay its debts or makes a general assignment or abandonment of assets for the benefit of its creditors or declares legal bankruptcy or insolvency of the vineyard;
F-130

f)	If any proceedings are begun by or against the vineyard tending to its dissolution, liquidation or reorganization or reorganization of its assets, under any bankruptcy law, insolvency, reorganization and such a procedure is not rescinded within ninety calendar days from the start of this procedure; or if a legal court appoints a liquidator, auditor or other similar officer in respect of vineyard or a substantial part of its assets.
g)	If issued against the vineyard and enforceable judgment, or writ of execution is decreed in enforcement proceedings, for the payment of money exceeding the equivalent in pesos of twenty million dollars, and these remain unresolved for a period of sixty calendar days from the said judgment and a final writ of execution is decreed in the enforcement proceedings.

As of December 31, 2015 the Company complies with all the above mentioned covenants.

6)	Due to its business line, Viña Concha y Toro S.A. regularly participates, as a plaintiff or defendant in legal proceedings aimed to demand the payment of amounts third parties may owe to them or the defense against claims made by third parties because of its labor, civil and commercial links with the vineyard. The prospects of success in these procedures vary from case to case.

7)	In Argentina, the Federal Administration of Public Revenue (“AFIP”) through Resolution No. 364/08 dated December 16, 2008 challenged the income tax return for fiscal year 2002, and determined automatically on the amount owed to their understanding the subsidiary Bodegas y Viñedos Trivento S.A. (Trivento) on account of income tax for that period, which amounted to the sum of $1,948,918.44 Argentinean Pesos, (equivalent to Ch$ 106,703,285 as of December 31, 2015) plus interest of approximately $7,161,626 Argentinean pesos (equivalent to Ch$392,099,024 as of December 31, 2015). In turn, the AFIP determined a fine of $974,459.22 Argentinean pesos (equivalent to Ch$53,351,642 as of December 31, 2015) The fine does not accrue interest.

The tax agency based its decision on the premise that such a sum did not result from losses from computing exchange differences arising from lending operations of Trivento with Viña Concha y Toro S.A. and VCT International S.A., arguing that remittances resulting from these operations were deemed as capital contributions in nature and not loans, even though they were approved by the respective Boards and by the Central Banks of both countries, being also such amount were thus reflected in the accounts of all companies involved.

On February 11, 2009, resolution of the AFIP was appealed to the National Tax Tribunal, assigning the room D to this case through appeal provided under Article 76 of the LPT Law (Law No. 11,683, text ordered in 1998). In that action were reiterated and expanded each of the arguments of the defense, put forward in timely releases presented in administrative proceedings.

The matter was argued, and both parties produced the evidence offered (report requirements made to local banks and expert evidence which was prepared by Estudio Contable Balter & Asoc., appointed as technical consultants). This expert report was attached to the file on March 31, 2011. Finally, on April 15, 2011, Trivento informed the court on the filing of a new appeal, also brought before the National Tax Tribunal for a new objection made by the AFIP, this time for the income tax returns of tax gains made by the periods 2003 and 2004.

Upon expiration of the evidence the Court may order the parties to submit arguments, leaving the cause, after that, in a verdict status. To date, the court’s decision is pending about allowing the allegation of the parties on the evidence produced.

Because of the amount claimed by the AFIP, by judgment dated September 17, 2009 provided for the precautionary freezing on properties and vehicles of Trivento, which the AFIP, as required by Trivento, agreed to combine on a single property (Farm and Warehouse of Tres Porteñas-San Martín). To date, the precautionary freezing is combined on this property, having released the embargo on the remaining properties and vehicles.

In office procedure for determining debt initiated by the AFIP, in relation to fiscal years 2003 and 2004, and after due filing of rebuttals in administrative offices, Trivento was notified of the AFIP Resolution No. 322/10 dated 9 December 2010, by which the Treasury officially determined a debt of $6,754,563.88 Argentinean Pesos (equivalent to Ch$369,812,372 as of December 31, 2015) plus interest of approximately $21,610,886 Argentinean pesos (equivalent to Ch$1,183,196,009 as of December 31, 2015) and a fine of $ 4,728,194.72 Argentinean pesos (equivalent to Ch$258,868,661 as of December 31, 2015). Note that fine does not accrue any interest.

The tax agency based its decision on the premise that it was not appropriate to include in the income tax return for the years 2003 and 2004, those losses from previous periods, which in the opinion of the AFIP were completely absorbed in the tax returns of the year 2002.

On February 1, 2011, resolution of the AFIP was appealed to the National Tax Tribunal. In that resource, were reiterated and expanded each of the arguments of the defense, put forward in timely releases presented in administrative proceedings, which have proper evidentiary support, and it was required to build with the record which processes the impugnment of income tax return for the fiscal year 2002. The appeal was notified to the AFIP in April 2011. On April 27, 2012, Trivento was notified on the court decision to build with both records the records that processes in Room D and on April 25, 2013, Trivento was notified the court decision to produce the accounting expertise offered by the company. AFIP opposed this offering. The expert appointed by Trivento, Estudio Contable Balter & Asoc., appointed as technical consultants, and the expert appointed by the AFIP, presented the expert report on August 30, 2013, only remaining pending the Court´s decision with respect to allowing the allegation of the parties on the evidence produced.

Finally, in the office procedure for determining debt initiated by the AFIP, in relation to fiscal years 2005 and 2006, and after due filing of rebuttals in administrative offices, Trivento was notified of the AFIP Resolution No. 363/12 dated 12 December 2012, by which the Treasury officially determined a debt of $1,138,953 Argentinean Pesos (equivalent to Ch$62,357,677 as of December 31, 2015), plus interest of approximately $3,073,275 Argentinean pesos (equivalent to Ch$168,261,806 as of December 31, 2015) and a fine amounting to $797,267 Argentinean pesos (equivalent to Ch$43,650,368 as of December 31, 2015, fine which does not accrue any interest.

The tax agency based its decision on the premise that it was not appropriate to attribute to the income tax returns of income tax for the years 2005 and 2006, losses from previous periods, which in the opinion of the AFIP were completely absorbed in the income tax return of the year2002. In addition, the amount declared by Trivento accounted on Minimum Notional Income for 2006 was not found in the computer records, therefore, it was not considered as payment of income tax, and failed to consider compensation of the balance in favor of AFIP with the Trivento’s Minimum Notional Income cleared balance -2006-, Trivento appealed the resolution of the AFIP to the National Tax Tribunal, on February 8, 2013. Considering this action, Trivento reiterated and expanded each argument of the defense, put forward in timely releases and presented in administrative proceedings which have proper evidentiary support, and it was required to combined with the record which in processes in Room D is processed the impugnation on the income tax return for the fiscal year 2002 (where the action was combined against the office procedure for determining debt corresponding to fiscal years 2003 and 2004). On April 11, 2014 Trivento was notified of the decision of the Tax Court of the Nation, in full, to combine this record with two cases pending before Room D Tax Court’s Office. On July 11, 2014 Trivento was notified of the decision of the Room D of the Tax Court of the Nation ordering to produce the pending evidence consisting of an expertise on the accounting books of Trivento. The expert appointed by Trivento (Estudio Contable Balter & Assoc) (appointed for these purposes as technical consultants), and the expert appointed by the Treasury presented the expert report on May 7, 2015.Regarding this, the Treasury impugned the report indicating that were included statements from the expert appointed by Trivento which were not agreed by the Treasury´s expert on the income tax return´s supporting documentation. This questioning was replied by the expert appointed by Trivento, remaining as pending only the Court´s decision with respect to allowing the appeal of the parties on the proof produced.

According to the company lawyers, both Argentine and Chilean Trivento have reasonable grounds to be able to sustain that their income tax returns of income tax for, 2002, 2003, 2004, 2005 and 2006 conform to the law, and estimate that this opinion will be ultimately recognized by the Argentine courts, and so was reported to both, the Company´s management and the Board of Viña Concha y Toro. Consequently, there are significant possibilities that the impugnation will be finally accepted on the amounts settled by the fiscal authority. Therefore, the Company considers that a possible disbursement on these accounts is unlikely to occur. In turn, given the complexity of the legal proceedings that Trivento is facing, the Company states that it is not possible to provide an estimated date for the resolution of these judgments, neither it is possible to provide an estimation of the financial impact related to these legal proceedings, neither to indicate the feasibility of reimbursement of funds on these accounts.

8)	In Brazil, the Treasury Department of the State of Sao Paulo, by way of “Tax Assessment Notice and Imposition of Fine No.4.013.335-7”, officially determined and demanded to the VCT Brazil Importación y Exportación Limitada Subsidiary the payment of R$23,621,676.61 (equivalent to Ch$4,211,981,156 as of December 31, 2015) for an eventual local tax accrual and non-payment “ICMS-ST” (equivalent to Chilean VAT). Fiscal authority claims the payment of this amount as the tax accrual and payment date was different and before the term the subsidiary uses for its payment. This would generate, according to the fiscal authorities, the existence of ICMS-ST pending payment. The authority also claims R$40,821,965.90 (equivalent to Ch$7,278,964,740 as of December 31, 2015) on account of interests and R$22,115,103.00 (equivalent to Ch$3,943,344,016 as of December 31, 2015) on account of fine.

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

9)	By issuing settlements No. 10 and 11 of August 9, 2013, the Internal Revenue Service questioned the years of useful life considered for purposes of calculating the tax depreciation of certain fixed assets of the vineyard (ponds) to the tax Years 2010 and 2011. This has resulted in an increase in the first category tax base.

The Settlements have determined a gross tax payable amounting to Ch$683,471,253, which plus adjustments and legal interests (determined as of December 31, 2015) amounted to Ch$1,586,908,539. The settlements were communicated on August 9, 2013.

On September 2, 2013, the company filed before the Internal Revenue Service an administrative resource called “Voluntary Administrative Replenishment “ (VAR) which was rejected by the administrative authority through Resolution Ex. No. 31,301 dated 18 November 2013 (notified on the same date).

On November 30, 2013, the Company filed a Tax Claim against Settlements No. 10 and 11, before the 4th Tax and Customs Court of the Metropolitan Region.

On December 23, 2013, the Court received a Tax Claim and conferred transfer to the Internal Revenue Service in order to answer this Claim.

On January 17, 2014 the Internal Revenue Service evacuated the transfer, answering the claim. The Company filed a brief requesting progressive course on December 2, 2014, which was provided by the Court stating: “It will be resolved.” To date, the procedural burden rests with the Court, which must issue the resolution that receives the case to trial.

The Internal Revenue Service, on May 8, 2015, issued the Exempt Resolution 17.400 No. 50/2015, which declared accepted part of the return of Provisional Payment for Incomes Absorbed (PPUA) requested by the Company in its Form No. 22 of the Tax Year 2014, amounting to Ch$1,997,861,360.

Indeed, the resolution ordered to return Ch$1,777,542,975 (amount less than the amount requested) also ordered to reduce the tax loss stated by the Company in the Tax Year 2014 from Ch$(6,962,490,239) to Ch$(5,672,974,314).

Resolution is founded on the challenge of the useful life assigned by the Company to its ponds in tax years 2013 and 2014.

On 26 August 2015, the Company filed a tax claim against Exempt Resolution 17.400 No. 50/2015 before the 4th Tax and Customs Court of the Metropolitan Region.

On September 7, 2015, the Court received a Tax Claim and conferred to transfer to the Internal Revenue Service in order to respond to this claim.

On October 30, 2015, the Company requested the accumulation of both trials. The Tax Judge agreed to this combination on December 9, 2015. To date, both judgments are combined, waiting for the verdict receiving the case to trial.

Our external advisors for this process, consider that the Company´s position in the raised controversy, is strength, and there is a high probability of a favorable outcome. Because of the above, the Company believes that a possible disbursement for this item is unlikely. In turn, given the complexity “Claim Tax” process, the Company represents that it is not feasible to provide an estimated date for the resolution of this conflict, nor is it possible to give an estimate on the financial impact associated with this litigation process, nor is possible to indicate the possibilities of a fund reimbursement for this item.

10)	As of December 31, 2015, there are no other litigation or probable litigation, judicial or extrajudicial, tax-related matters, such as encumbrances of any nature that are considered probable that they could have a material affect the financial statements of Concha y Toro S.A.

NOTE 35. SUBSEQUENT EVENTS

On February 8, 2016, it was published Law 20,899 simplifying the Law 20,780 from Tax Reform, restricting the option originally established of choosing the system attributed to companies having partners who are natural persons and taxpayers not domiciled and resident in Chile not being corporations, as a general rule. According to the above, the partially integrated regime remains as general taxation regime for most entities that are corporations and have partners who are legal persons, with one exception.

Consequently, attributable regime applies to individual entrepreneurs, individual limited liability companies, communities, partnerships and corporations per share with certain limitations, when the latter are formed exclusively by individuals domiciled and resident in Chile, and foreign taxpayers; Partially Integrated regime applies for the remaining taxpayers, such as corporations, joint stock companies without limitations or partnerships whose partners are not exclusively natural persons domiciled or resident in Chile and / or foreign taxpayers. Both regimes will be effective from January 1, 2017.

Between January 1, 2016 and the date of issuance of these financial statements there are no other subsequent events that may significantly affect its exposure and/or interpretation.

