Form 20-F
period 2016-12-31
CONCHA Y TORO WINERY INC
filed 2017-05-01
CIK 930543

As filed with the Securities and Exchange Commission on May 1, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
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

Claudia Cavada

(562) 2476-5768

claudia.cavada@conchaytoro.cl

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

-iii-

CERTAIN DEFINED TERMS

Unless otherwise specified, all references to “U.S. dollars,” “dollars” or “US$” are to United States dollars and all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos. “UF” refers to the Unidad de Fomento, an accounting unit used in Chile. The exchange rate between the UF and the Chilean Peso is constantly adjusted to inflation so that the value of the Unidad de Fomento remains constant. Viña Concha y Toro S.A. (“Concha y Toro” or the “Company”), a corporation (sociedad anónima abierta) formed under the laws of the Republic of Chile (“Chile”), publishes its consolidated financial statements in Chilean pesos. The audited consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2016 and December 31, 2015 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016 (the “Consolidated Financial Statements”) contained in Item 18. Unless otherwise specified, financial information regarding the Company is presented in constant Chilean pesos as of December 31, 2016 based on International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board. Amounts in tables appearing in this Annual Report may not total due to rounding. “The Exchange Act” refers to the U.S. Securities Exchange Act of 1934.

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

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk factors identified in Item 3 — “Key Information — Risk Factors” of this Annual Report, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, the bankruptcy or insolvency of one or more of the Company’s largest distributors, raw materials and employee costs, diseases, pests, and adverse weather conditions affecting the quantity and quality of grapes, future exchange and interest rates, adverse changes in the Chilean economy, changes in tax rates, including recent increases in the excise tax on wine sales, and future business combinations or dispositions, and the extent to which the Company can continue to plant vines and developing corresponding infrastructure.

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:	KEY INFORMATION

Selected Historical Financial Data

The selected consolidated financial data, under the captions “Consolidated Statements of Income Data,” for the years ended December 31, 2016, 2015 and 2014, and “Consolidated Statements of Financial Position Data,” as of December 31, 2016 and 2015 has been derived from and should be read in conjunction with the Company’s Consolidated Financial Statements prepared in accordance with IFRS, as issued by the International Accounting Standards Board, which is included in Item 18 of this Annual Report. This selected consolidated financial data also should be read in conjunction with the Consolidated Financial Statements including the notes thereto (the “Notes”), included in Item 18 herein and the statements in Item 5 — “Operating and Financial Review and Prospects”. All information is presented in Chilean pesos.

As of and for the Year Ended December 31,
	2016	2015	2014	2013	2012
	Ch$	Ch$	Ch$	Ch$	Ch$
(Expressed in millions of constant Ch$, except financial ratios and Shares and per Share amounts)
Consolidated Income Statement Data
Amount in Accordance with IFRS
Income from ordinary activities	658,448	636,194	583,313	475,622	448,250
Operating income (1)	70,185	71,022	63,010	36,213	36,164
Non-operating income (expense), net (2)	(4,113)	(4,141)	(6,612)	6,158	4,605
Gain (loss) attributable to equity holders of the controller	47,931	49,797	37,398	33,174	30,022
Gain (loss) attributable to equity holders of the controller per Share	64.16	66.66	57.63	44.41	40.19
Gain (loss) attributable to equity holders of the controller per ADS (3)	1,283.3	1,333.3	1,001.3	888.2	803.8
Dividend declared per Share (4)	27.30	27.50	24.00	18.90	16.10
Weighted average number of Shares Outstanding (5)	747,005,982	747,005,982	747,005,982	747,005,982	747,005,982
Consolidated Statements of Financial Position Data
Total current assets	521,404	510,058	473,925	434,356	447,628
Total assets	1,015,839	982,687	918,011	849,863	856,113
Total current liabilities	294,870	266,593	212,646	196,709	225,080
Other non-current financial liabilities	148,992	208,990	216,322	185,270	169,586
Equity attributable to the owners of the controlling entity	516,209	452,711	441,584	429,215	423,877
Issued Capital	84,179	84,179	84,179	84,179	84,179
Selected Financial Ratios (6)
Operating margin	10.7%	11.2%	10.8%	7.6%	8.1%
Net Margin	7.3%	7.8%	6.4%	7.0%	6.7%
Financial debt to equity	48.6%	66.2%	62.9%	59.0%	64.3%
Debt to capitalization	32.7%	39.8%	38.6%	37.1%	39.2%

(1)	Includes Gross Profit, Distribution cost and Administrative expenses, Other Income and Other Expenses.
(2)

Includes Financial Income, Financial expense, Participation in profit (losses) of associates and joint ventures accounted for using the equity method, Foreign currency exchange gain and Income (expenses) by adjustment units.

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

Unless otherwise indicated, U.S. dollar equivalent information, except export figures, for information in Chilean pesos, is based on the Observed Exchange Rate for December 31, 2016, which was Ch$669.47 per U.S. dollar. No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

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

The Central Bank of Chile also authorizes commercial banks and certain other entities to conduct foreign exchange transactions on a free market basis (the “Formal Exchange Market”). The daily average exchange rate (the “Observed Exchange Rate”) at which transactions are carried out in the Formal Exchange Market is published daily in Chilean newspapers. Prior to September 2, 1999, participants of the Formal Exchange Market were authorized to carry out their transactions within a specified range above or below the Reference Exchange Rate (the “Exchange Band”). As of September 2, 1999, the Central Bank of Chile eliminated the Exchange Band, allowing the exchange rate to fluctuate freely. The Central Bank of Chile has announced a policy to intervene in the Formal Exchange Market only in certain exceptional cases, which interventions will be publicly disclosed. The Observed Exchange Rate as of February 28, 2017 was Ch$648.88 per U.S. dollar.

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

Annual High, Low, Average and Year-End
Observed Exchange Rate
	Ch$ per US$
Year	High(1)	Low(1)	Average(2)	Period-end
2011	533.74	455.91	483.57	519.20
2012	519.69	469.65	486.59	479.96
2013	533.95	466.50	495.18	524.61
2014	621.41	527.53	570.34	606.75
2015	715.66	597.10	654.66	710.16
2016	730.31	645.22	676.64	669.47
October, 2016	670.88	651.18	663.78	651.18
November, 2016	679.24	650.72	667.18	673.54
December, 2016	677.11	649.40	666.97	669.47
January, 2017	673.36	646.19	660.09	646.19
February, 2017	648.88	638.35	643.34	648.88
March, 2017	669.52	650.98	661.86	663.97

_____

(1)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.
(2)	The average of the daily rates during the period.

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

The 2012-2013 season was characterized by normal climatic conditions, absence of rain and a long harvest period. The harvest in 2013 was the most fruitful in Chilean history with 1,281 million liters, a 2.1% increase from 2012. The 2013-2014 season in general was characterized by normal weather conditions except for a frost that took place during September of 2013 in the coastal valleys. The frost impacted early grapes, mainly the white ones, affecting the volume of the 2014 harvest. Regarding volumes, the harvest was down by 22% in comparison with 2013. The 2014-2015 season in general was characterized by normal weather condition, having high temperatures during the spring, summer and autumn. In terms of volume, the 2015 harvest recorded historical volumes totaling 1,287 million liters, an increase of 30.0% regarding 2014. The 2015-2016 season was affected by heavy rains during the harvest time, impacting the volumes of the harvest. In terms of volume, the 2016 harvest volumes totaling 1,014 million liters, a decrease of 21.2% regarding 2015. Future frost or drought conditions in Chile could severely affect the quantity or quality of the production of wine by the Company. See Item 4 — “Information on the Company — Chilean Wine Industry Overview.”

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

Government Regulation. The production and sale of wine is subject to extensive regulation within and outside of Chile. Those regulations control matters such as licensing requirements, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers. For example, the U.S. Bureau of Alcohol, Tobacco, Firearms and Explosives requires that any statements made by a wine producer promoting the potential health benefits of wine must be balanced and must include appropriate statements regarding the established harmful effects of alcohol use. In recent years, U.S. federal and state regulators have required warning labels and signage. Currently the Chilean Congress is discussing a new law that will regulate labeling and marketing of alcoholic beverages in Chile. There can be no assurance that new or revised regulations or increased licensing fees and related requirements will not have a material adverse effect on the Company’s business and its results of operations. See Item 4 — “Information on the Company — Government Regulation.” Future expansion of the Company’s existing facilities and development of new vineyards and wineries may be limited by present and future zoning ordinances and other legal requirements. Availability of water and requirements for handling waste water can limit the Company’s growth. While the Company believes that it will continue to be in compliance with all applicable environmental regulations, there can be no assurance that future legislative or regulatory developments will not impose restrictions which would have a material adverse effect on the Company. See Item 4 — “Information on the Company — Government Regulation.”. It is noted that legal and regulatory changes related to the Water Code are currently being discussed in Chile. The rights of use of water constitute for Viña Concha y Toro S.A. an essential asset, so that these possible reforms constitute a new risk factor. Even though the current draft of the reform does not affect acquired rights; it does incorporate new powers to the authority that could unilaterally terminate private owned rights. The Company has incorporated this new risk into its Risk Matrix, along with the measures necessary to avoid possible expiration of rights.

Dependence on Distributors. The Company relies on distributors to sell its products in export markets. As of December 31st, 2016, 33.5% of the Company’s sales were driven by third party distributors.

In 2016 and 2015 the largest distributor was Mitsubishi Corporation (“Mitsubishi”) which serves the Japanese market. Sales to Mitsubishi represented 4.4% of the Company’s total export revenues in 2016 and 3.9% in 2015; and 3.5% and 3.2% of total revenues in 2016 and 2015, respectively. Sales to the Company’s five largest distributors, excluding Banfi, represented 11.0% and 10.4% of total export revenues in 2016 and 2015, respectively. The Company has written agreements with most of its distributors—usually one– to two–year terms, automatically renewable. In addition, the Company’s strategy to expand sales in major export markets is to a large extent dependent on the performance of its distributors. See Item 4 — “Information on the Company — Business Overview — Company Sales — Export Markets — Distribution in Export Markets.”

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

The Company has a license from Tetra Pak de Chile Comercial Ltda. (“Tetra Pak Chile”) to package wine in Tetra Brik packages and purchases these unassembled pre-printed packages from Tetra Pak Chile. Wine sold in Tetra Brik packages accounted for approximately 54.5% and 36.0% of the Company’s domestic sales by volume and value, respectively in 2016; and 57.0% and 38.4%, respectively in 2015. Although the Company believes that alternate suppliers are available, an interruption in the supply of Tetra Brik packages to the Company for any reason could result in a short-term materially adverse effect on the Company’s operations. See Item 4 — “Information on the Company — Business Overview — Bottling.”

The Company currently relies on approximately 688 outside vineyards for grape supplies and approximately 39 producers for bulk wine. In 2016, approximately 65.6%, of the grapes used in the production of the Company’s premium, varietal and, bi-varietal wines were purchased by the Company from independent growers in Chile. Additionally, in 2015, the Company purchased grapes and bulk wine required to produce approximately 82.8% of the popular wines sold by the Company. Most of the Company’s agreements with growers only cover one to two year’s production and are renewed from year to year. In 2015, the Company had long-term contracts with up to approximately 57.0% of its growers.

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

The Company is a Sociedad Anónima Abierta (an “open stock corporation”) organized under the laws of Chile. All of the Company’s directors and officers and many of its advisors reside outside of the United States (principally in Chile). A significant portion of the assets of the Company and of these persons are located outside of the United States. However, since 2011 the Company has owned 100% of VCT USA Inc., which owns all assets of Fetzer Vineyards (an important vineyard in the U.S. market). Since 2013, it has also owned 50% of the property of Excelsior Wine Company (a U.S. wine distributor). As a result, investors can effect service of process within the United States on the Company or its officers, directors or advisors, or enforce judgments obtained in U.S. courts that are based on U.S. federal securities law against the Company or its officers, directors, or advisors in U.S. courts.

The Company has been advised by its Chilean counsel, Baker & McKenzie SpA, that no treaty exists between the United States and Chile for the reciprocal enforcement of foreign judgments issued by ordinary courts (except for awards issued by foreign arbitral courts, where the UN New York Convention may apply). Chilean courts, however, have enforced judgments rendered by U.S. courts without reviewing the merits of the subject matter in the case, provided that the Chilean court enforcing the judgment determines that the US. Court rendering the judgment has respected certain basic principles of due process and public policy. Those principles are basically that:

(a) the judgment does not contain anything contrary to the laws of Chile, notwithstanding differences in procedural rules,

(b) the judgment is not in conflict with Chilean jurisdiction,

(c) the defeated party has been duly served of the claim regarding which the judgment was issued, and

(d) the judgment is final under the laws of the relevant foreign jurisdiction rendering such judgment.

Nevertheless, the Company has been advised by Baker & McKenzie SpA. that a judgment rendered by a U.S. court will be considered to conflict with Chilean jurisdiction if it in any way affects properties located in Chile, which are as a matter of Chilean law subject to the laws of Chile and to the jurisdiction of Chilean courts. Because judgments entered by U.S. courts with respect to Chilean securities may be considered by Chilean courts as a judgment affecting properties located in Chile, there is a risk that such judgments may be unenforceable in Chile even if based on the civil liability provisions of U.S. securities laws, notwithstanding the ability of the judgment holder to enforce the U.S. judgment against assets in the U.S.

In addition to the above, the Company has been also advised by Baker & McKenzie SpA that, since October 2014, a new Insolvency Act has entered into force in Chile (Act No. 20,720), which introduces, for the first time, rules on cross-border insolvency which are largely based on the 1997 UNCITRAL Model Law on Cross-Border Insolvency. The main effect of this new cross-border insolvency legislation is that it allows an insolvency or bankruptcy proceeding initiated abroad (e.g., in the U.S.) to be recognized in Chile by the Chilean courts. This recognition produces, regarding the assets of the insolvent debtor in Chile and the rights of the foreign creditors and agents, similar effects as the declaration of insolvency of a local company. In particular, the recognition of foreign insolvency proceeding in Chile produces, among others, ipso facto effects, as the suspension of the debtor’s right to transfer or encumber its assets in Chile. Also, once the foreign insolvency proceeding is recognized in Chile, the Insolvency Act allows to request the development of several measures in order to protect the rights of the foreign creditors on the debtor’ assets in Chile. Among others measures, it is possible to request the delegation of the administration of all or part of the debtor’s assets in Chile to the foreign trustee or other third person; the realization of those assets; and the granting of injunctions regarding the debtor’s assets in Chile.

If a claim is initiated in Chile, Chilean law provides that all legal actions brought by shareholders of an open stock corporation, in their capacity as such, or legal action among shareholders and the company, must be submitted to arbitration in Chile, with the exception of shareholders who individually hold, directly or indirectly, shares or securities with a book or market value equal to or lower than the equivalent to 5,000 Unidades de Fomento. Those shareholders may choose to submit their claims with the competent ordinary courts in Chile. In the case of an arbitration proceeding, the Company’s by-laws (the “By-Laws”) state that the arbitrator will be appointed by mutual consent of both parties. If the parties cannot select an arbitrator acceptable to both, an arbitrator will be appointed by the ordinary courts of Chile who must have to have served during the last 3 years as an assistant member of the Chilean Supreme Court. The By-Laws also provide that the arbitrator must act as an arbitrator ex aequo et bono, who under Chilean law would not be required to apply any particular body of law or procedures (except as a matter of public policy) and who would be authorized to decide the matter in accordance with his or her view of what is just and equitable. However, holders of an ADS who decide to file a claim in Chile must take into account that, whether they seek relief in ordinary courts or in an arbitration tribunal, their claims must be based on a violation of Chilean laws, even though a Chilean judge or arbitrator may take into account potential violations of the U.S. federal securities law as additional background information.

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

Risks Relating to Chile

Dependence on the Chilean Economy. As of December 2016, 73.5% of the Company’s non current assets were located in Chile. In 2016 and 2015, sales of wine and other Company products in the Chilean market accounted for approximately 19.7% and 18.9%, respectively, of the Company’s total revenues. Historically, domestic wine sales have showed a high degree of correlation with the economic situation prevailing in a country. Accordingly, the Company’s financial condition and results of operations are dependent to a significant extent upon economic conditions prevailing in Chile. The main Chilean indicators for 2016 and 2015 were:

•	Real GDP increased 1.6% in 2016 and increased 2.3% in 2015.

•	Private consumption grew 2.4% in 2016 and 2.0% in 2015.

•	The unemployment rate was 6.2% and 5.8% in the movil quarter ended in January 2017 and January 2016, respectively.

•	As a percentage of GDP, investment in fixed assets was 23.2% in 2016 and 23.6% in 2015.

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

Volatile and Illiquid Nature of the Market for the Common Stock in Chile. The Common Stock of the Company is traded on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile and the Bolsa de Corredores de Valparaíso — Bolsa de Valores (collectively, the “Chilean Exchanges”). The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange and which accounted for approximately 93.5% of Chile’s equity trading volume in 2016, had a market capitalization of approximately Ch$ 140,036 billion (approximately US$209.2 billion) as of December 31, 2016 and an average monthly trading of Ch$ 1,323 billion (approximately US$1,778 million). The ten largest companies in terms of market capitalization represented approximately 39.3% of the aggregate market capitalization of the Santiago Stock Exchange as of December 31, 2016. Daily share trading volumes on the Santiago Stock Exchange are on average substantially lower than those on the principal national securities exchanges in the United States. The ten most widely-traded stocks in terms of trading volume accounted for approximately 47.8% of all trading volume on the Santiago Stock Exchange in 2016.

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

Because the Company’s export sales are primarily denominated in foreign currencies, changes in these foreign currencies to the Chilean peso may adversely affect the financial condition and results of operations of the Company. As of December 31st, 2016, over 80% of the Company’s revenues are related to foreign sales that are denominated in U.S. dollars, Euros, Sterling Pounds, Canadian dollars, Argentine pesos, Brazilian reais, Swedish and Norwegian crowns and Mexican pesos. Changes in these foreign currencies relative to the Chilean peso may result in operating losses for the Company and its subsidiaries. In order to mitigate the short-term effect of changes in currency exchange rates, the Company enters into, from time to time, hedging contracts. See Item 5 — “Operating and Financial Review and Prospects”. Since 2011, the short-term effect of the exchange rate of the Chilean peso against the U.S. dollar have been mitigated because of the Company’s acquisition of Fetzer Vineyards in April 2011, which resulted in the Company holding substantial assets and receiving a significant income stream in U.S. dollars.

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

The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of Ch$ 6.7 million approximately (US$10,000)); (ii) certain transactions requiring exchanged foreign currency to be remitted abroad must be conducted through the Formal Exchange Market, though no reporting obligation exists for these transactions (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency that are not subject to any restrictions on the means of the exchange, but must be reported to the Central Bank of Chile (e.g., payments regarding import and export transactions, etc.).

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

Inflation. Although inflation in Chile has been moderated in recent years, Chile has historically experienced high levels of inflation. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on the Company’s financial condition and results of operations. The annual rates of inflation for 2015, 2014 and 2013 were 2.7%; 4.4% and 4.6%, respectively.

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

In November 2000, the Company purchased 49.6% of Industria Corchera S.A. (“Industria” or “Industria Corchera”), a cork manufacturer. In connection with the acquisition, the Company and Amorim & Irmaos S.G.P.S. S.A. (“Amorim”), a Portuguese company that produces and distributes cork worldwide, entered into a shareholders’ agreement providing for the transfer of shares and the administration of Industria Corchera. In 2008, the Company increased its ownership to 49.96%. An English translation of the shareholders’ agreement between the Company and Amorim was previously filed and is listed as Exhibit 4.2 to this Annual Report. See Item 19 — “Exhibits.” The Company and Amorim jointly own 99.93% of the capital stock of Industria Corchera. During 2014, the Company acquired through Industria Corchera S.A. a participation of 44.9667% over the Chilean associated Company and cork manufacturer Corchera Gómez Barris S.A.

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

On April 15, 2011, the Company completed the acquisition of Fetzer Vineyards and related assets that Brown-Forman Corporation owned in California. This acquisition contemplated a portfolio of brands with positioning in the American market, including: Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary and the license of the brand Little Black Dress wines. During 2014, Fetzer incorporated a wholly owned subsidiary called Eagle Peak Estates, LLC for the commercialization of particular products in the US market.

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

During 2013 the company continued developing its global strategy incorporating subsidiaries in China, Gan Lun Wine Trading (Shanghai) Co Ltda. and France, Cono Sur France S.A.R.L., primarily focuses on the products of Viña Cono Sur S.A. The company also entered the Brazilian retail wine market by purchasing 35% of Brazilian wine retail stores Ville du Vine (Alpha Cave Comércio de Vinhos S/A) through an investment vehicle especially incorporated for such purpose called VCT Wine Retail Participacoes Ltda. Finally, in 2013, one of the Company’s subsidiaries Viña Cono Sur S.A. formed a new entity especially designated to produce and sale the organics wines of Viña Cono Sur S.A.

During 2014, the Company through its Singaporean subsidiary VCT Group of Wineries Asia Pte. Ltd. entered into a joint venture with their its Japanese partners Mercian Corporation and Mitsubishi Corporation. In connection with this joint venture, a new legal entity called VCT Japan Company Ltd. was incorporated in Japan with an indirect participation of 41% by the Company and the right to appoint two directors out of five. This new entity manages the importation and distribution of some of the Company’s products that weren’t being distributed by the current distributor in the Japanese market. The same year, the Company entered into a joint venture in Canada with Charlton Hobbs incorporating Escalade Wines & Spirits Inc. The Company indirectly owns 50% of the equity of the new entity and appoints 3 out of 6 directors of the Company. Escalade Wines & Spirits Inc. acts as an exclusive distributor and or agent in accordance to the nature of the business in the Canadian Provinces (in certain provinces the distribution is performed directly by “Escalade” and in others by the Governmental Liquor Authorities).

During 2015 and 2016,  the Company has not incorporated new subsidiaries in Chile or abroad. The Company is constantly seeking and assessing new partnerships and commercial strategies that may include amendments and/or additions in its corporate structure.

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

Following this strategy, the Company has invested around Ch$427 billion (not including capitalized interest) over the last ten years in land, vineyards, infrastructure and other wine business, in order to increase its own production. This figure includes Ch$112 billion related to Fetzer acquisition in 2011. The Company has also been constantly developing new products, investigating new grape varieties and incorporating new grape-producing valleys.

In the commercial area, the Company has strengthened its global distribution network by its own distribution offices in key markets.

At the same time, the Company has applied to Argentina the same business model used in Chile. Viña Trivento seeks sustained growth for its exports, taking advantage of the penetration of Argentine wines in the principal markets.

In 2016, the Company made approximately Ch$44,900 million (approximately US$67 million) of capital investments, including the acquisition of hectares to be planted of these vineyards, increasing vinification and cellar capacity and buying new agriculture machinery. The estimated capital expenditure budget for 2017 is approximately USD$60 million, which is intended to support expected future growth in sales through planting of new vineyards and expanding production capacity. Investments mainly comprise acquiring and planting new vineyards, building storage and vinification facilities, expanding the bottling plant and acquiring French and American oak barrels. These capital investments are intended to increase the production of all wines with an emphasis on premium and varietal wines; however, this 2017 estimated capital expenditure budget is preliminary and still needs to be approved by the board of directors. The Company expects to continue planting wine vines and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile and the United States. The Company believes that a key factor in its past success and in any future success is its ability to maintain competitive prices while improving the quality of its wines. In order to increase its market share in the domestic market, the Company has maintained price competitiveness with beer and wine from other producers; introduced new wines targeted at different consumer segments and increased marketing and advertising support for its products. In export markets, the Company believes that it can continue to consistently offer high-quality wines at competitive prices in the premium, varietal and bi-varietal segments and that those wines can successfully compete with the other European, Australian, South African and U.S. wineries. See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategies” and ” — Export Marketing Strategy.”

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

The Company owns or leases vineyards in the nine principal wine-growing regions in Chile. These regions include, from north to south: Limarí, Aconcagua, Casablanca, San Antonio, Maipo, the Rapel Valley sub-regions of Cachapoal and Colchagua, Curicó and Maule. Most of these regions possess distinct weather and soil characteristics. However, they share the important characteristics of cool nights and hot days with daily temperature variations of 12°C to 20°C in the summer. This type of climatic condition is essential for growing “wine quality” grapes. See Item 4— “Information on the Company — Business Overview — Vineyards.”

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

Cachapoal Valley. Part of the greater Rapel Valley, Cachapoal is located 100 to 180 kilometers south of Santiago and covers the 80–kilometer long stretch (62 to 112 miles south of Santiago) between the cities of Rancagua and San Fernando. Its benign weather -normally lacking in frosts and bringing warm summers-suits varietals that call for a delayed harvest, such as Carmenere. Irrigated by the Rapel and Cachapoal rivers, its soils have an alluvial origin and are deep and rich. Most of this valley’s production is geared toward red wines.

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

As of December 31, 2016, the Company had approximately 12,515 arable hectares (approximately 30,912 acres) on 55 owned and 9 leased vineyards in the Limarí, Aconcagua, Casablanca, San Antonio, Maipo, Cachapoal, Colchagua, Curicó and Maule Valleys of the Central Zone in Chile, on 8 vineyards in the Maipú, Tupungato, Rivadavia, San Carlos, Luján de Cuyo and San Martín regions, all located in Mendoza, Argentina, and on 15 vineyards in Mendocino and San Luis Obispo in California. As of December 2016, more than 87.9% of the arable land owned or leased by the Company was planted with wine-producing grapes in various stages of maturity. Approximately 72.3% of the Company’s planted hectares in Chile are planted primarily with five types of noble grapes: Cabernet Sauvignon, Merlot, Carmenere, Chardonnay and Sauvignon Blanc. In recent years, the Company has increased the planting of these five varieties of grapes in response to increasing consumer demand in the United States, Europe and Asia for premium and varietal wines. In Argentina, 35% of the Company’s vineyards are planted with the Malbec variety, in line with the demand for Argentine wines in the export markets, especially in the U.S. market. Approximately 67.4% of the Company’s planted hectares in United States are planted primarily with three types of noble grapes: Cabernet Sauvignon, Merlot and Chardonnay. The Company believes that with the plantings of these noble grape varieties in Chile, Argentina and United States, it should be able to respond to the shift in consumer demand for premium and varietal wines made from these varieties of grapes. There can be no assurance, however, that consumer demand for these wines will increase in absolute terms or that consumption of wines produced by the Company from these varieties of grapes, as opposed to those produced by its competitors, will increase. In addition, there can be no assurance that competitors of the Company, either singly or in the aggregate, will not be in a better position to take advantage of changing consumer demand patterns for premium and varietal wines, by reason of planted acreage or otherwise.

The Company’s remaining land under cultivation is planted mainly with Syrah, Pinot Noir, Malbec, Viognier, Pinot Blanc, Pinot Gris, Chenin Blanc, Riesling, Gewurztraminer and Sangiovese grapes.

The Company expects that the vines planted in 2013 would be in full production in 2017.

The table below shows the Company’s currently-producing and newly-planted vineyards by valley as of December 31, 2016.

	Currently Producing	Plantings 2012-2015	Total Vineyards Planted	Fallow	Orchards (1)	Total Arable
Vineyards	(in hectares)

Chile
Limarí Valley	921	85	1,006	244	—	1,250
Casablanca Valley(2)	380	44	424	—	—	424
Aconcagua Valley	97	—	97	—	—	97
Leyda Valley.	130	—	130	—	—	130
Maipo Valley(3)	771	81	852	21	—	873
Cachapoal Valley - Rapel Valley	1,178	324	1,502	97	—	1,599
Colchagua Valley - Rapel Valley (4)	1,947	208	2,155	150	—	2,305
Curicó Valley	598	96	694	4	—	698
Maule Valley	1,982	546	2,528	713	—	3,241

Total Chile:	8,004	1,384	9,388	1,229	—	10,617

Argentina
Mendoza Valley	1,117	23	1,140	285	—	1,425

Total Argentina:	1,117	23	1,140	285	—	1,425

United States
Fetzer (5)	403	66	469	1	3	473
Total United States:	403	66	469	1	3	473

Total General	9,524	1,473	10,997	1,515	3	12,515

(1)	These hectares include 3 hectares of fruit tree planted in United States. This land can be returned to grape production.
(2)	The Company has leased three vineyards in Casablanca Valley totaling 279.45 arable hectares.
(3)	The Company has leased four vineyards in Maipo Valley with 138.36 arable hectares.
(4)	The Company has leased two vineyards in Colchagua Valley totaling 104.47 arable hectares.
(5)	The Company has leased one vineyard in San Luis Obispo totaling 75.3 arable hectares.

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

Popular Wine. The Company produced approximately 82.8% of its popular wine from grapes and bulk wine purchased from independent growers. These grapes are vinified at four locations using a process similar to that used for varietal wines. Popular wines are not aged; instead, they are bottled or packaged promptly.

Bulk Wine. Almost all the bulk wine sold by the Company is purchased from outside suppliers.

Sources of Grapes and Purchased Wine

Grapes are the main raw material in the wine making process. In 2016, approximately 53.3% of the grapes used in the production of premium, varietal and bi-varietal wines were purchased from third parties. In addition, the Company purchased grapes and bulk wine required to produce approximately 82.8% of its popular wines. Prevailing prices for grapes at harvest time reflect market conditions. The wine-making and grape-growing are exposed to different agricultural risks (See Item 3 — “Key Information - Risks Factors – Risks Relating to the Company – Agricultural Risks”). In this regard, agricultural risks could impact the quality and quantity of the Harvest, which is reflected in the volatility that the grape cost has experimented through years.

Company Vineyards. In 2016, approximately 46.7% of the Company’s production of premium, varietal and bi-varietal wines was from grapes grown on the Company’s owned and leased vineyards in Chile. The Company believes that production of its own grapes offers greater control over costs and quality and improves reliability of supply. To that end, the Company continues to expand its grape production, especially in the premium category, in order to support the volume growth and to be able to improve and control the quality of its wines. The Company’s policy is that, to the extent possible, only grapes grown in the Company’s own vineyards are to be used to produce the Company’s premium wines.

Outside Suppliers. In order to satisfy its need for grapes for the production of premium, varietal, bi-varietal and sparkling wine not otherwise met by its own vineyards, as well as its requirements for grapes and bulk wine for 82.7% of its popular wines, the Company buys grapes from approximately 688 independent growers in Chile. The identity of such growers, as well as the amounts purchased from them, does not change significantly from year to year and most of these growers have been selling to the Company for many years. The main criteria used to select independent growers are geographic location, the variety of grapes grown and the grower’s farming methods. With the objective of assuring quality production, the Company offers its suppliers technical assistance based on rigorous criteria similar to that which is applied within its own wineries. The Company also purchases small quantities of grapes from entities in which several of its directors, executive officers or members of their families have an interest. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

In accordance with Chilean wine industry practice, most of the Company’s agreements with growers only cover one year’s production and are renewed from year to year. This renewal is not compulsory and depends on the Company’s demand and seasonal market prices. In order to minimize the risk of crop loss, the agreements are entered into between January and April each year, after the grapes have begun to mature and the size of the crop can be more accurately estimated. Delivery schedules are agreed upon according to the degree of ripeness of each grape variety. The management of these outside vineyards is directed by the Company’s own technical personnel and the Company establishes standards regarding the use of pesticides, cultivation, harvest date, transportation system, sugar, acidity and Ph concentration. Selection of the grapes and approval of their quality is carried out by the Company’s technical department. The price of the grapes is proportional to the estimated alcohol content over 12% in the resulting wine. Payment for grapes obtained from independent growers is made mainly in ten interest-free installments throughout the year. In 2016, the Company had long-term contracts with up to approximately 57% of its growers.

Bulk Wine Purchases. The Company purchases wine in bulk from a number of outside suppliers for the wine used in the production of the Company’s popular wines. The Company’s technical department approves such wine purchases. Payments are traditionally made in ten interest-free monthly installments.

Vinification

The Company seeks to use the latest technology in all areas of vinification while maintaining the wine-making traditions of its founders. The Company has twelve wine-making plants in Chile which turn grapes into premium, varietal and bi-varietal wines. The locations of these plants and their production capacity in 2016 are shown below. Additionally, the Company leases plants, mostly to vinify generic grapes for the production of popular wines.

In Argentina, Trivento owns two plants for the vinification and aging of its wines. Additional capacity to meet its vinification needs is leased from third parties.

Fetzer in the U.S. use to have two own plants for the vinification and aging of its wines in Paso Robles and Hopland, the Paso Robles’ plant was sold on December of 2016.

		Production 2016	Production 2015	Production 2014
Plant	Valley	(in millions of kilograms)
Owned - Chile
Nueva Aurora	Limarí	13.9	12.7	12.1
Puente Alto	Maipo	11.6	12.8	11.0
Lo Espejo	Maipo	4.3	4.1	3.2
Cachapoal	Cachapoal - Rapel	27.3	40.9	32.4
Chimbarongo	Colchagua - Rapel	44.0	74.5	58.9
Cono Sur	Colchagua - Rapel	27.8	28.3	17.9
Peralillo	Colchagua - Rapel	4.4	3.0	2.6
Las Mercedes	Colchagua - Rapel	7.3	11.2	10.5
Lontué	Curicó	30.2	29.9	24.6
Curicó	Curicó	12.1	17.1	15.9
Lourdes	Maule	23.5	28.7	26.9
San Javier	Maule	39.8	51.6	41.1
Total Owned - Chile		246.2	315.0	257.2

Owned - Argentina:
Trivento	Maipú - Mendoza	15.0	16.1	14.6
Tres Porteñas	San Martín - Mendoza	9.2	10.2	8.0
Total Owned - Argentina		24.2	26.2	22.5

Owned - United States:
Paso Robles	Paso Robles	3.8	2.3	3.4
Hopland	Hopland	18.5	17.2	14.6
Total Owned - United States		22.3	19.5	18.0

In addition, the Company’s facilities at Pirque have the capacity to produce 3.0 million bottles or 2.25 million liters of sparkling wine per year.

The Company uses a combination of epoxy-lined cement tanks, stainless steel tanks and French and American oak barrels to ferment, age and store its wine. As of December 31, 2015, the Company’s total storage and fermentation capacity in Chile was approximately 415 million liters. Total owned capacity in Argentina was 32 million liters. Trivento rents additional storage facilities, as needed, for its operation. In the United States total storage and fermentation capacity was approximately 43 million liters.

The following table shows the Company’s approximate fermentation and storage capacity by type of container for the years indicated:

	December,
Type of Container	2016	2015	2014
	(in million liters)
Chile:
Epoxy-lined cement tanks	265.4	264.2	261.3
Steel tanks	147.4	144.5	142.3
European and American oak barrels	11.5	11.6	11.3
Chilean wood casks	0.3	0.3	0.3
Total Chile	424.7	420.5	415.1

Argentina:
Epoxy-lined cement tanks	18.5	17.1	17.1
Steel tanks	13.5	13.5	13.5
European and American oak barrels	1.2	1.0	1.0
Total Argentina	33.2	31.7	31.7

United States:
Steel tanks	33.1	38.4	38.4
European and American oak barrels	4.9	5.6	6.7
Total United States	38.0	44.0	45.1

The Company uses American and French oak barrels for the production of all its premium wines, except Late Harvest. Although the use of oak barrels increases the Company’s winemaking costs, the Company believes that it enhances the quality of its premium wines. Oak barrels are purchased in several sizes and are treated prior to delivery in accordance with the Company’s needs. Oak barrels are used for up to two years to produce the highest quality premium wines, such as Don Melchor and are then used for another five years to enhance other wines. As of December 2016, the Company had more than 50,000 European and American oak barrels.

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

Domestic Distribution. The Company has its own direct distribution capacity through its wholly-owned subsidiary, VCT Chile (former “Comercial Peumo”, since 2015 Comercial Peumo change its name to VCT Chile). It has a network of 15 regional offices to service the entire Chilean national territory and 13 Distribution Centers. Its sales force is made up of 195 salespeople, 13 sales supervisors, 2 business managers, 4 regional sales managers, 1 trade manager and 5 sales managers for all categories. VCT Chile serves approximately 15,000 customers throughout Chile, making it the largest wine-oriented distribution company in Chile. In 2016, the two largest single customers accounted for approximately 18.3% and 24.8% of the Company’s domestic sales in volume and value, respectively.

A wholly-owned subsidiary, Transportes Viconto, transports bulk wine products between the Company’s cellars, production and bottling facilities and delivers wine products to container ships located in Chilean ports. Transportes Viconto relies on a thirteen truck fleet, with a complement of trailers and tanks that had transported 209 million liters in 2016 between the wine storage locations and the bottling plants.

Company Sales - Chilean Markets

Domestic Wine Sales. The Company’s domestic sales in liters, including sales of bulk wine, in 2016, 2015 and 2014 were approximately 70.7 million liters, 65.8 million liters and 62.7 million liters, respectively, resulting in gross revenues of Ch$71,265 million, Ch$65,078 million and Ch$59,981 million, respectively.

The Company’s bulk wine sales fluctuate from year to year because the Company sells bulk wine in the domestic market to reduce excess inventories. In 2016 the ratio of bulk wine sales to total wine sales in the domestic market was 2.3%.

The Company is second largest wine seller in the bottle and in the massive segment (tetra brik and large 1,5lt bottles) in Chile and according to AC Nielsen, in 2016; the Company had the third largest share of the domestic market with a 28% share in terms of volume and a 25.9% share in value (0.3 points higher than last year). The Company competes in all segments of the branded Chilean market and seeks to keep prices competitive to make its products attractive to consumers. Its variety of brands allows it to target different market segments, from its upscale premium Don Melchor to its popular wine lines, while maintaining a competitive price/quality relationship across the range. In the premium wine segment, with Casillero del Diablo brand, got 0.42 points in volume share versus 2015, making it the highest in the segment.

The following tables show the Company’s total domestic wine sales in constant Chilean pesos and liters for each of the calendar years indicated:

	Domestic Wine Sales
	2016		2015		2014
	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%
Bottled wine	70,745	99.3%	65,032	99.9%	59,964	100.0%
Bulk	520	0.7%	46	0.1%	18	0.0%
Total	71,265	100%	65,078	100%	59,981	100%

	2016		2015		2014
	Th. Liters	%	Th. Liters	%	Th. Liters	%
Bottled wine	69,088	97.7%	65,774	100.0%	62,658	100.0%
Bulk	1,592	2.3%	7	0.0%	30	0.0%
Total	70,680	100%	65,780	100%	62,688	100%

The Chilean wine market can be divided into segments based on the price of a 750 ml bottle. The Company targets the following market segments; Low-end varietal wines with prices up to Ch$2,000; varietal wines with prices ranging from Ch$2,000–3,000; premium wines with prices ranging from Ch$3,000–5,500; super premium with prices between Ch$5,500– 12,000; and ultra-premium with prices over Ch$12,000.

Local Brands and Prices. The table below lists the Company’s major brands by segments of the Chilean wine market and approximate retail prices for each brand per 750 ml bottle as of December, 2016. Prices do not vary by type of wine within brand category.

Segment	Brand	Approximate Retail Price
		(As of December 2016 Chilean pesos)
Ultra Premium	Carmín de Peumo	100,000
	Don Melchor	85,000
	Gravas del Maipo	55,000
	Terrunyo	22,000
	Amelia	22,000
Super Premium	Marqués de Casa Concha	12,000
	Gran Reserva Serie Riberas	7,600
Premium	Trio	5,500
	Casillero del Diablo	4,490
	Late Harvest (1)	3,000
Sparkling	Subercaseaux	3,900
Varietal	Sunrise	2,400
	Santa Emiliana(2)	2,200
Bi-varietal	Frontera	2,000
Popular(3)	Exportación	1,500
	Exportación Selecto	1,700
	Clos de Pirque	1,500
	Tocornal	1,300
	Fressco Cooler	1,250

(1)	Late Harvest is a Sauvignon Blanc dessert wine which is only sold in 375 ml bottles.
(2)	The Company has a license from Viñedos Emiliana to bottle and distribute the Company’s wine domestically under Viñedos Emiliana’s labels.
(3)	Popular wine prices are per 1,000 ml.

Local Competition. The Company competes with a number of other Chilean wineries. The Company’s competitors in the premium segment are large and medium-sized Chilean wineries, mainly Santa Rita, Viña San Pedro Tarapacá S.A. (“San Pedro”), Bodegas y Viñedos Santa Carolina S.A., Viña Undurraga S.A. and Viña Errázuriz S.A.. The Company also competes, to a much lesser extent, with small Chilean wineries whose production and sales of premium wines are aimed primarily at export markets. Sales in the popular wine segment are concentrated in wines packaged in Tetra Brik packages. For the Chilean industry in 2016, Tetra Brik sales represented 41.8% of all Chilean sales by volume in the popular wine segment and the 1500ml bottle almost 29% volume.

Popular wines produced in Chile, including those of the Company; also compete with other beverages such as beer, pisco, spirits and soft drinks. For the two month period ended March, the ratio of popular wine price to beer price decreased to 0.90 in March 2016 from 0,95 in March 2015, explained by higher increase in the beer price in comparison to the increase registered in the wine price. To stay competitive in Chile’s beverage industry, in addition to the efforts to continue gaining market share, the Company has maintained its marketing efforts in the popular wine segment, in addition to the efforts to continue gaining market share See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategy.”

The following table shows the relationship between popular wine and beer prices, in Chilean pesos, for the years indicated:

Relationship Between Popular Wine and Beer Prices (per liter)

For the two-month period ended March:	2016	2015	2014	2013	2012	2011	2010
Popular average wine Price	1,305	1,311	1,247	1,264	1,286	1,289	1,050
Beer average Price	1,455	1,374	1,163	1,091	1,057	867	822
Ratio of popular wine prices to beer prices	0.90	0.95	1.07	1.16	1.22	1.49	1.28

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

Execution in each point of sales is the new way to succeed in a complex Chilean Market. In order to continue its domestic growth, the Company has to penetrate the market and distribute its wine accordingly to the assortment of products according to the segment in which the client belongs.

The channels that possess alcoholic licenses are Retail, Traditional Trade and On trade (bars, restaurants, discotheques, etc.). Retail and Traditional trade are the biggest in consumption wit 49.3% and 42.6% in volume share respectively.

Regarding the portfolio of products, the Company is permanently developing new formats and updating the presentation of its products. Advertising methods and marketing strategies differ depending on whether the targeted segment is comprised of potential consumers of the Company’s premium, varietal, bi-varietal, or popular wines. During 2016, the greatest efforts were to continue in advertising on strengthening the Clos de Pirque and Casillero del Diablo brands in the market through mass media campaigns, including television, PR and press.

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

VCT Chile sales of non-wine products in 2016 totaled Ch$52,406 million, with its new business area contributing 42.5% of sales of VCT Chile.

Company Sales - Export Markets

According to the Exporters’ Association, exports of bottled Chilean wine totaled US$ 1,508 million and 487 million liters in 2016, representing a decrease of 0.1% in value, in US dollar terms, and an increase of 2.2% in volume terms, as compared to 2015.

Export Sales and Competition. The Company is the largest exporter of Chilean wines on both a volume and value basis, with market share in 2016 of 22.8% and 27.0% (including bulk) respectively, according to the Exporters’ Association. The Company’s bottled wine market share by volume and US$ value was 33.6% and 29.8%, respectively. In 2016, the Company’s closest Chilean competitor in the bottled export segment, in terms of volume and US$ value, reported the equivalent of 13.0% and 12.4% in terms of volume and US$ value, respectively.

The following table sets forth the Company’s export market share among Chilean wine producers, as a percentage of both volume and US$ value for the years 2007 to 2016:

	Export Market Share
	Total Wine		Bottled(1) Wine
	Volume	US$ Value	Volume	US$ Value
2007	22.2%	27.4%	34.9%	30.2%
2008	25.4%	28.3%	37.0%	31.4%
2009	23.8%	28.6%	38.4%	32.3%
2010	24.0%	27.8%	36.6%	31.5%
2011	24.3%	26.3%	33.7%	29.7%
2012	23.4%	26.7%	35.4%	31.3%
2013	20.8%	26.3%	33.9%	30.5%
2014	22.9%	27.4%	32.2%	29.7%
2015	22.8%	27.4%	33.3%	29.7%
2016	22.8%	27.0%	33.6%	29.8%

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

The Company’s bottled export sales in volume in 2016, 2015 and 2014 totaled 214 million liters, 204 million liters and 198 million liters, respectively, resulting in revenues of Ch$429,885 million, Ch$423,324 million and Ch$394,308 in 2016, 2015 and 2014 respectively.

As of December 31, 2016, the Company’s principal regional export markets were Europe, the United States, Asia, South America, Central America and Canada. Each market is unique and there are differences within markets due to variations in local regulations.

	Wine Sales in Export Markets
	2016		2015		2014
	Mill. Ch$	%	Mill. Ch$	%	Mill. Ch$	%
Bottled wine	429,885	99.3%	423,317	99.3%	394,308	99.5%
Bulk	3,068	0.7%	2,872	0.7%	1,877	0.5%
Total	432,953	100%	426,188	100%	396,185	100%

	2015		2015		2014
	Th, Liters	%	Th, Liters	%	Th, Liters	%
Bottled wine	213,659	97.5%	204,408	97.7%	198,024	98.3%
Bulk	5,448	2.5%	4,879	2.3%	3,503	1.7%
Total	219,106	100%	209,287	100%	201,526	100%

	Percentage of Export Sales by Volume to Regional Export Markets
	(excluding bulk wine sales)
Market	2016	2015	2014
Europe	49.8%	51.4%	51.8%
United States	10.9%	11.6%	11.5%
Central America, Mexico and the Caribbean	9.0%	8.5%	8.3%
South America	9.2%	9.4%	10.0%
Asia	13.9%	12.7%	12.2%
Canada	4.2%	3.8%	3.7%
Africa/Other	3.0%	2.6%	2.5%
Total	100%	100%	100%

	Sales in Export Markets by Volume to Regional Markets
	2016 Th. liters	2015 Th. liters	2014 Th. Liters	Var % 2016-15	Var % 2015-14
Europe	106,326	105,064	102,560	1.2%	2.4%
United States	23,330	23,661	22,779	-1.4%	3.9%
Central America, Mexico and the Caribbean	19,232	17,273	16,440	11.3%	5.1%
South America	19,687	19,280	19,770	2.1%	-2.5%
Asia	29,686	26,019	24,072	14.1%	8.1%
Canada	8,917	7,762	7,368	14.9%	5.3%
Africa/Other	6,482	5,349	5,033	21.2%	6.3%
Total	213,659	204,408	198,024	4.5%	3.2%

Europe. In 2016, sales to Europe increased by 1.2% in volume terms to approximately 106.3 million liters or 49.8% of Company sales volume in export markets. The Company’s European markets can be subdivided into three areas: Germany and non-wine-producing Western Europe, wine-producing Western Europe (except Germany) and Eastern Europe.

The Company believes that greater market opportunities exist in the United Kingdom, non-wine-producing countries of Western and Eastern Europe and Germany. Out of this group of countries, the significant countries in 2016 were: Denmark, Belgium, and Switzerland. Among these countries, the Nordic countries (Finland, Sweden, Norway and Iceland) operate under a state-controlled system where each state purchases wine and sells it in its own stores at the retail level. The Company anticipates that in the future, the monopoly system in these countries may be replaced by a private or semi-private sales structure, but believes that because its brands are well known in these areas, the Company’s sales will not be adversely affected as a result. There can be no assurance, however, that such a regulatory change would not have a materially adverse effect on the Company’s sales to such markets. During 2009, the Company started the operations of its own distribution subsidiaries in the Nordic countries of Sweden, Finland and Norway. These subsidiaries are responsible for the distribution of Concha y Toro, Quinta de Maipo, Trivento, Los Robles and Fetzer wines in these markets and have added some agency brands during the course of the past year introducing the distribution of Emiliana from Chile and Stellenbosch from South Africa. Total sales in these markets in 2016 reached 13.3 million liters, representing a 5.3% increase as compared to 2015 in terms of volume.

In the United Kingdom, the Company continues to broaden direct distribution to all market segments (i.e. multiples, specialists, cash and carry, wholesalers and independent vendors) and to promote on premise consumption (e.g., sales to restaurants, pubs, bars, etc.), mainly through its Concha y Toro, Viña Maipo, Cono Sur, Isla Negra, Trivento, Palo Alto and Fetzer brands. Total sales in the United Kingdom in 2016 reached 61.6 million liters, representing a 1.7% increase as compared to 2015 in terms of volume.

The Company’s marketing strategy in Germany and the non-wine-producing countries of Western and Eastern Europe focuses on expanding the premium wine segment, particularly with the Casillero del Diablo brand and building brand recognition. Sales to Continental Europe increased 8.1% in volume, impacted by the recovery of Russia and Ukraine. The Company sees great potential in this region, with the exception of important wine producing countries such as Georgia, Hungary, Bulgaria and Moldova.

In the major wine-producing countries of Western Europe (e.g., Italy, France, Spain and Portugal), where the Company faces greater competition, the Company’s marketing strategy is to shift from sales of small quantities of super-premium wines to higher volume sales of premium wines in the off- trade (supermarkets and wholesale chains).

United States. Sales volume to the U.S. market accounted for approximately 23.3 million liters in 2016 and 10.9% of sales volume in export markets. Volumes decreased 1.4% in 2016. According to the Exporters’ Association in 2016 the U.S. market represented 11.8% of total Chilean bottled exports, being the first market in volume, and the Company was the leading Chilean exporter to the United States, with a market share in volume of 39.2% of total Chilean bottled wine exported to the US. Wine markets worldwide are divided into segments according to the price range of the wines and competitors differ from one segment to another. According to the wine classification method generally used in the U.S. market, the Company believes that the following wine categories are a representation of the wines sold by the Company in the United States: ultra premium, super premium, premium and popular premium. The Company believes that the Company’s wines would be classified within such categories as follows: ultra premium —Don Melchor, Amelia and Terrunyo; super premium—Marques de Casa Concha and Gran Reserva Serie Riberas; premium—Trio, Casillero del Diablo, Palo Alto and Xplorador; and popular premium—the Company’s varietal wines and bi-varietals, including Sunrise, Frontera and Viña Maipo varietal wines, among others.

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

Central America, Mexico and the Caribbean. The Company’s 2016 volume sales to Central America, Mexico and the Caribbean totaled 19.2 million liters or 9.0% of the Company’s exports. The main markets for the Company’s products in this region are Mexico, Costa Rica, Panama and the Dominican Republic. The Company has marketed its wines for more than twenty years in most of the countries in this region and the Company believes it is the largest Chilean exporter of bottled wines in all of these countries. Sales in volume terms increased by 11.3%.

VCT & DG Mexico, a joint venture between Concha y Toro and Digrans SA (“Digrans”), established at the end of 2011, started operations in the second half of 2012 and handled the distribution in Mexico. This joint venture is 51% owned by Concha y Toro and 49% owned by Digrans. In 2016 VCT & DG Mexico sold 6.9 million liters, registering an increase of 16.3%.

South America. In 2016, sales to South America increase by 2.1% in volume terms to approximately 19.7 million liters or 9.2% of the Company’s total exports. Annual sales in Brazil decreased 10.6% in terms of volume, as compared to 2015. The Company is currently the leading Chilean wine exporter to most of the South American countries, in most of these countries, the Company’s products are sold through exclusive local distributors, with the exception of Brazil where the Company opened a distribution subsidiary at the end of 2008, and in some countries, the Company’s secondary brands are sold by different distributors. Other significant countries in South America are Colombia, Ecuador and Peru.

Historically, export sales to South America have been limited by economic conditions. Chilean wines have traditionally enjoyed favorable customs treatment in South American countries compared with wine produced by nations outside of the region. This advantage may end as these countries lower their tariffs or follow the global trend toward open market economies.

Canada. In 2016, the Company’s sales to Canada increased 14.9% to approximately 8.9 million liters or 4.2% of the Company’s exports. Canada is the fourth largest national export market for the Company in volume and value terms.

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

Asia. The Asian market accounted for approximately 29.7 million liters in 2016, equal to 13.9% by volume of the Company’s exports. In 2016, volume sales to Asia increased 14.1%. Japan, China and South Korea grew in 2016 in terms of volume. In 2016, the continued work on brand building and promotional support was fundamental for our strategy of increasing the Company’s presence and value in the region. In 2010, the Company opened its own local regional distribution company based in Singapore which has been fundamental for the performance in Asia and in 2013 the company opened a commercial office in China, a market that the company considers that has a great potential.

Other. The Company’s 2016 sales to countries in Africa and elsewhere totaled 6.5 million liters or 3.0% of the Company’s exports by volume. The largest market in this category is Mozambique. The first quarter of 2012 the Company opened an office in South Africa to serve this market.

Bulk Wine Exports. In 2016, the Company sold 5,448 thousand liters of bulk wine overseas representing 2.5% of its exports by volume. Bulk wine sales are a spot business with no long-term commitments. Sales depend on price and availability of wine in Chile and other wine growing countries. The Company purchases almost all of the bulk wine it exports from outside suppliers. The Company expects bulk wine sales to diminish in significance as it continues to promote bottled wine sales. However, bulk wine sales may continue in countries depending on price, demand and availability for such wines.

Distribution in Export Markets. The Company’s products are distributed in approximately 140 countries by independent distributors, including four governmental liquor authorities. In most countries, the Company sells wine through a second and third distributor under the brand names of its subsidiaries Cono Sur, Maipo and Canepa. The Company sells mostly “F.O.B. Chilean port” to its distributors in export markets.

In 2016, the United Kingdom, the United States, Japan, Brazil and Canada were the Company’s five largest national export markets and accounted for 56.3% of the Company’s exports by volume and 56.8% by value. The Company believes that its success in export markets is based on developing good relationships with established distributors and the good price-to-quality ratio of its products. The Company has written agreements with most of its distributors.

Independent Distributors. The Company’s exclusive agent and importer in the United States was Banfi, which imported and re-sold the Company’s products to distributors who service all 50 states. Banfi was the Company’s largest single customer in 2010, purchasing approximately 2.8 million cases of wine which represented 15.3% and 13% of the Company’s Chilean export sales by volume and value, respectively. With the creation of Excelsior Wine Company LLC, in July 2011, a joint venture between Concha y Toro and Banfi, only 33.5% of the bottled volume (including Argentina and the US) is sold by independent distributors. Sales to the Company’s five largest distributors, excluding Banfi, represented 8.5% in 2016 and 8.1% in 2015 of the total sales.

Government Liquor Authorities. In Canada and the Nordic countries, the Company’s wine is sold through government liquor authorities. In such countries, products may be offered as a general listing or a specialty listing. General listings are those that are purchased by liquor boards on a regular basis and require a minimum sales level per period (which varies depending on the Canadian province and from country to country in the Nordic countries). Sales to government liquor authorities represented 6.8% and 8.0% of the Company’s total sales (including Argentina and the US) by volume and value, respectively, in 2016. In all provinces in Canada, the Company operates with agents that work on a commission basis and are responsible for promotion and public relations. The exceptions are Alberta and British Columbia where the local liquor boards are buying from our agents or distributors.

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

During 2014 the Company through its Canadian subsidiary Concha y Toro Canada, Ltd. entered into an agreement with local distributor Charlton Hobbs, to create a new company called Escalade Wine & Spirits Inc. This Company acts as exclusive distributor of the Company in the Canadian territories of British Columbia, Yukon, Nunavut, Alberta and Northwest territories.- In the same year the Company through its wholly owned subsidiary VCT Group of Wineries Asia Pte. Ltd., entered into a joint venture with Japanese entities Mercian Corporation and Mitsubishi Corporation, which incorporated an affiliated called VCT Japan Company Ltd. to participate directly in the Japan’s wine supply chain to distribute some of the products of Concha y Toro that weren’t being distributed by the current distributors in the Japanese market.

Comercial Offices

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

The Company is seeking to focus future growth in export markets on the sale of premium and varietal wines. The Company believes future growth is possible if the Company is successful in the following efforts:

•	improving the quality of its wines as a result of state-of-the-art technology used by the Company in the vinification process and vineyard management;
•	increasing production from current and new vineyards;
•	changing perception of consumers, especially in the United Kingdom and the United States, with respect to the quality of Chilean wines, thereby creating a growth opportunity for the Company for its premium and higher-priced wines;
•	launching new products;
•	marketing efforts and upgrading packaging for all product lines with a special focus on its global brand Casillero del Diablo; and
•	promotional and advertisement campaigns seeking consumer engagement, including on premise sales (e.g., sales to restaurants, pubs, bars, etc.).

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

Company Sales - Argentina

Argentine Business. In 1996, Concha y Toro began operations in Argentina with the establishment of Trivento winery, located in Mendoza. In recent years the subsidiary has experienced important growth and has become Argentina’s third largest export winery in terms of volume, with a 6.8% of market share of wine exported from Argentina in 2016. The operating assets of Trivento primarily include a total of 1,425 arable hectares of land, with 1.140 hectares planted, cellars with a capacity of 33.2 million liters and other wine-making equipment. In 2016, Trivento had revenues of Ch$37,877 million and sales of 2.8 million cases.

Trivento bottled exports amounted to Ch$ 22,988 million and shipments of 1.2 million cases, representing a 11.3% increase in value and an increase of 9.9% in the volume exported. This situation is partly driven by the increases in the average price, a consequence of the repositioning of the brand in higher price points. Trivento also exported 7.0 million liters of bulk wine, some of which were shipments to Company’s subsidiaries and bottled under Company’s brands.

Domestic bottled sales were Ch$ 7,073 million in 2016 and Ch$ 6,549 million in 2015, with a volume of 615 thousand cases in 2016 and 513 thousand cases in 2015. The increase is partly explained by the domestic economic conditions, where increases in prices were possible during 2016, matching the higher costs by the inflation registered in Argentina. Sales in the domestic Argentine market are concentrated in the popular bottled category. In addittion, domestic sales represent less than 1% of the company’s total sales.

	Trivento Winery - Bottled Sales by Volume
	Export volume	Domestic volume
	(cases)	(cases)
2009	1,636,000	924,000
2010	1,753,000	863,000
2011	1,306,000	679,000
2012	1,224,000	590,000
2013	1,111,000	494,000
2014	1,082,262	427,977
2015	1,119,473	512,502
2016	1,230,249	615,795

Company Sales – United States

Fetzer. The operating assets of Fetzer primarily include a total of 473 hectares of land, with 469 hectares planted, cellars with a capacity of 38 million liters and other wine-making equipment. In 2016 Fetzer total sales registered Ch$75,105 million and sales of 2.5 million cases and in 2015, had revenues of Ch$70,903 million and sales of 2.5 million cases. During 2016, Fetzer’s bulk wine sales totaled 0.1 million liters in the domestic market.

Affiliated Companies

Viña Almaviva. In 1997, the Company and Rothschild S.A. formed a joint venture company, Viña Almaviva, to produce a “Primer Orden” or first- growth wine in Chile. The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto, Maipo Valley in exchange for 50% of the capital stock of Viña Almaviva.

In 2016, Viña Almaviva’s ordinary sales amounted of Ch$8,976 million, Ch$7,046 million in 2015 and Ch$7,218 million in 2014. Almaviva’s main markets are United Kingdom, United States, Hong Kong, Japan and China. In 2016, 2015 and 2014, the Company recognized net income from Viña Almaviva in the amounts of Ch$1,731 million, Ch$1,362 million and Ch$1,146 million, respectively, in accordance with the equity method.

Industria Corchera. In November 2000, the Company acquired 49.6% of Industria Corchera. Currently the Company’s share in Industria is 49.96%. In 2016, Industria Corchera’s total sales amounted to Ch$14,583, in 2015 Ch$13,082 million and in 2014 Ch$13,454 million. The Company in 2016 recognize a net income of Ch$59, in 2015 regognize a loss of Ch$78 and in 2013 recognized income from Industria in the amounts of Ch$189 million, in accordance with the equity method. In 2014 the Company, through Industria Corchera, got the ownership of 44.9667% of another cork manufacturer called Corchera Gomez Barris S.A..

Southern Brewing Company Inc. (“Kross Beer”). In May 2011, the Company acquired 40% of the total shares of Kross Beer. The total price of the shares acquired amounted to Ch$1,400 million. In 2016, 2015 and 2014 Southern Brewing Company had revenues of Ch$3,224 million, Ch$2,876 and Ch$1,350 respectively. The Company recognized net income from Southern Brewing Company in accordance with the equity method, in the amounts of Ch$202 million, Ch$103 and Ch$39 million in 2016, 2015 and 2014 respectively. During year 2014 the Company increased its participation in Southern Brewing Company to 49%.

Excelsior Wine Company. On July 13, 2011, Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. entered into an agreement with Banfi Vintners, former distributor of Concha y Toro’s products in United States, to create a new company, called Excelsior Wine Company, LLC. to be registered in Delaware State, US. Excelsior Wine Company, LLC. will be managed by Banfi and VCT USA, Inc. Excelsior Wine Company, LLC. imports in the United States the Chilean wines of Concha y Toro and the Argentine wines of Trivento in the United States. The Company has the ownership of 50% of the total shares of Excelsior Wine Company, LLC. Also, Excelsior distributes the brands “Little Black Dress” and “Five Rivers” that belong to the Company’s subsidiary in California, Fetzer Vineyards. Sales of Excelsior totaled Ch$ 74,447 million in 2016, Ch$ 90,584 million in 2015 and Ch$ 64,850 million in 2014. In 2016, the Company recognized net income from Excelsior in accordance with the equity method in the amounts of Ch$2,386 million, Ch$4,262 million in 2015 and Ch$2,406 million 2014.

Escalade Wine & Spirits Inc. On December 5th, 2014, Viña Concha y Toro S.A. through its Canadian subsidiary Concha y Toro Canada, Ltd. Entered into an agreement with local distributor Charlton Hobbs, to create a new company between them, called Escalade Wine & Spirits Inc. The purpose of this joint venture is to strengthen the sales in the Canadian market. The Company through a subsidiary has the 50% of the total shares of Escalade Wine & Spirits Inc. Sales of Escalade totaled Ch$ 4,171 million in 2016. Ch$ 4,595 millions in 2015 and Ch$ 50 million in 2014. In 2016, the Company recognized net income from Escalade in accordance with the equity method in the amounts of Ch$77 million and Ch$25 million in 2015.

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

VCT Japan Company Ltd., On June 17, 2014 through its wholly owned subsidiary VCT Group of Wineries Asia Pte. Ltd., entered into a joint venture with Japanese entities Mercian Corporation and Mitsubishi Corporation and incorporated an affiliated called VCT Japan Company Ltd. to strengthen the sales in the Japanese market of some products of Concha y Toro and its subsidiaries that weren’t being distributed by the current distributor in the Japanese market. The Company through its subsidiary has the 41% of the total shares of VCT Japan Company Ltd. Sales of VCT Japan totaled Ch$ 1,027 million in 2016 and Ch$ 278 millions in 2015. The Company recognized a loss from VCT Japan in accordance with the equity method in the amounts of Ch$30 million in 2016, Ch$21 million in 2015 and Ch$17 million in 2014.

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

Since 2012, Viña Concha y Toro has a sustainability strategy, addressed through a top-down approach, starting with the vision and mission at its highest point, followed by six strategic pillars. Each pillar has its own specific foci, which result in different initiatives, planned on the short, medium and long term. In the framework of developing the sustainability strategy, the winery defined its priority stakeholders, according to the influence of and dependence with each group, internal or external, along the value chain. Moreover, there are different channels of communication and dialogue for each group in order to learn and improve their perception and expectations of the winery. As the largest wine producing company in Chile, Viña Concha y Toro is determined to become a leader on sustainability.

Viña Concha y Toro was the first winery in the world to measure its water footprint, a process that began in 2010 and has been maintained over time. This is used to quantify the consumption and pollution of fresh water throughout the entire production process, which has led to the conclusion that in this aspect the company’s operations have no significant negative impact on surrounding communities and the environment. The company has implemented a drip irrigation system that covers 100% of its vineyards, which can achieve efficiencies in the use of water close to 90% in the agricultural area. Moreover, the company has also implemented washing and sanitizing procedures in the areas of winemaking and operations aimed at minimizing water consumption and pollution. During 2015 the company’s water footprint was measured and externally verified under the methodologies of the Water Footprint Network (WFN) and ISO 14046. The average amount of water used to produce a 125 ml glass of wine is 48 liters, while the industry average is 120 liters of water; the company’s water footprint is a 60% percent less than the industry average. Moreover the company responded by the first time the CDP Water, disclosing its water management.

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

During 2015 the intensity of emissions per bottle of wine showed a decrease of 4% compared to 2014, the current emissions are 1 KgCO2e per 750cc bottle. In addition, aiming to reduce the energy consumption of the company, in 2015 the company developed a series of project in line with this objective, allowing it to use 3 kWh of energy per every liter of wine produced, 7% less than in 2014. Furthermore, the company was the best evaluated Chilean company for its approach and transparency in climate change by the Carbon Disclosure Project (CDP), an organization that promotes companies performance on this area. Moving forward towards internal emissions management, Viña Concha y Toro created The Carbon Fund, a pioneering global initiative that internally taxes CO2 emissions. The Carbon Fund internalizes the cost of emitting CO2 and its objective is to raise resources to implement CO2 abatement projects with company vision. This is an internal charge for greenhouse gas emissions, and is based on the premise of the Environmental Economy: “Polluters pays”.

Viña Concha y Toro’s commitment goes beyond its operations, including the conservation of the biological environment. The conservation of biodiversity is of great importance for the company. The presence of different species of flora and fauna inhabiting Viña Concha y Toro’s natural forests and water courses proves the excellent state of preservation of its natural heritage, which coexists with the production of quality wines with unique and sustainable characteristics. The company’s Natural Forest Conservation Program seeks to provide a framework for the protection of more than 3,270 hectares of sclerophyllous natural forest and scrub in its various estates. This program considers the registration with the National Forest Corporation (CONAF) of the area corresponding to this ecosystem, which obliges not to exploit this resource and, voluntarily, know and improve its condition.

The company has inventoried 100% of its estates with natural forest, and in each of them it found about 100 species of vascular plants. Species with the greater coverage are Boldo, Espino, Tevo, Quillay, Peumo, Tralhuén and Litre, in addition to Mora (Blackberry), which also has significant coverage. As for animal species (fauna), there were no significant differences in the different taxa between the inventoried estates, Idahue Estate being the one with the highest faunal variety, with 67 species, while Villa Alegre Estate has the lowest, with 32 species. Birds are the taxonomic group that makes the difference in terms of species richness between the different inventoried estates.

Viña Concha y Toro aims to maintain a comprehensive certification system that allows to continuously improve its processes, as part of a competitiveness strategy, in order to position itself as a leader in sustainable practices. The company is certified under the National Sustainability Code of Wines of Chile with a 97% of compliance. This certification system is voluntary and proves the company’s commitment with environmental, social and ethical management. Also, the winery is certified under the Clean Production Agreement II (APL II), which serves as a management tool to improve productive, environmental, and occupational health and safety conditions, as well as efficient use of energy and water, among others.

The company has a Quality Management System to ensure the quality of its wines, using standardized processes, protocols, an HACCP system, verification systems, and internal and external control systems. The company is certified under the standards British Retail Consortium (BRC) and the International Food Standard (IFS), both standards are recognized worldwide and seek to standardize the quality, safety and compliance with legal obligations of food products.

Viña Concha y Toro has established an Ethical Management System which is based on the company’s Corporate Ethics Standard. This system is based on the company’s internal principles and values established in its Code of Ethics, and it gathers at the same time the ethical requirements of clients. During 2016 this standard was implemented in all of the company’s facilities and in the main contractors companies related to the bottling plants, this standard has 11 principles and 127 ethical, social, labor and environmental requirements. In addition, Viña Concha y Toro performed a Due Diligence of the implications of the United Nations Guiding Principles on Business and Human Rights (Ruggie Framework) in its operations, reaffirming its commitment, compliance and respect for Human Rights.

Additionally, Viña Concha y Toro integrates the Dow Jones Sustainability Index for the second consecutive year, improving its scores in all areas of evaluation and progressing significantly within the beverage industry. The company improved its score by 8 points over the 2015 assessment, and is 15 points above the industry average score.

The risks associated with not having a sustainability strategy are that the markets begins to generate requests that the company is unable to address in the time required. The requirements on sustainability are growing; this is the reason why the company has faced the issue proactively. More information is available in the 2015 Sustainability Report.

Government Regulation

Chilean Regulation. The Company is subject to the full range of governmental regulations generally applicable to companies engaged in business in Chile, such as labor laws, social security laws, public health, consumer protection, environmental laws, securities laws and anti-trust laws, as well as regulations to ensure sanitary and safe conditions in the production, bottling and distribution of beverages. The main regulatory entity for Chilean sociedades anónimas (Corporation) is the Superintendencia de Valores y Seguros de Chile (“Superintendence of Securities” or “SVS”). Law No. 21000, published on February 23, 2017, provides for a new regulatory entity, called Comisión para el Mercado Financiero (“Finance Market Comission” or “CMF”), that will replace the SVS. This change will come into force no later than August 2018.

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

In 1994, the Chilean Congress enacted the Law No. 19300, which was then amended by Law No. 20417 published in January 2010 and by Law No. 20920 published in June 2016 (the “Environmental Framework Law”). The Environmental Framework Law sets forth that any new project or activity or modification to an existing project or activity that may have an impact on the environment requires a favorable environmental impact assessment. The Environmental Framework establishes the basic framework and regulates all major activities that may likely have an environmental impact. It also contemplates an Environmental Impact Assessment System (EIA System).

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

On June 1, 2016, Law No. 20920 regarding “Waste management, the extended liability of the producer and the encouragement of recycling” was published in the Official Gazette (hereinafter, the “Waste Management Act”). This legal reform attempts to redefine the current approach to waste management in our country, and has positioned Chile as a pioneer in Latin America by establishing a public policy of recycling.

One of the underlying principles of this act is “the polluter should pay” principle, that is, a residue generator is responsible for it’s waste, as well as for internalizing the costs and negative externalities associated with its waste management (Article 2° of the Waste Management Act).

In line with the above, the Waste Management Act creates the figure of “Extended Responsibility of the Producer”, which requires waste generators to categorize certain goods designated as “priority products” pointing out that once their useful life ends, they should organize and finance their recollection and treatment through a management system established for this purpose.

Even though the Waste Management Act is in force since June 1, 2016, there are certain provisions for its complete operation that will require the dictation of a regulation by the corresponding authority, namely, the Ministry of Environment.

Finally, the Waste Management Act establishes a system of supervision and sanctions, where the Superintendence of the Environment will be the competent organism to verify compliance with the obligations set forth in the Act, being allowed to impose financial penalties of up to $ 780,000 USD in case of minor offenses and up to US$ 7,800,000 in case of very serious offenses

U.S. Regulation. The sale of wine in the United States is subject to extensive regulation covering virtually every aspect of the Company’s operations, including marketing, pricing, labeling, packaging and advertising. State agencies regulate the delivery and use of all alcoholic beverages within their jurisdictions, while the federal government, through the Bureau of Alcohol, Tobacco, Firearms and Explosives, is responsible for the regulation of imports through permit requirements and label approval processes. Importers of wine to the United States are required to obtain various licenses, bonds and permits, including a federal Importer’s Permit, to comply with the regulations of all such agencies.

There can be no assurance, however, that no U.S. federal or state agency will commence any action and/or impose any trade sanctions relating to alleged violations of U.S. antitrust laws.

The Company believes it is in compliance in all material respects with all presently applicable U.S. federal and state regulations. The Company is not aware of any matters for which it is not incompliance.

Trademarks. The Company has Chilean registrations for the principal trademarks such as CONCHA Y TORO, CASILLERO DEL DIABLO, DON MELCHOR, AMELIA, TERRUNYO, TRIO, SUNRISE, FRONTERA, TOCORNAL, MAIPO, FRESSCO and SENDERO. Trademarks registered by subsidiaries include VIÑA MAIPO, CONO SUR, BICICLETA, SILENCIO, ISLA NEGRA, PALO ALTO, MAYCAS DEL LIMARÍ, TRIVENTO and EOLO, etc. While the Company also has foreign registrations for many of these trademarks in most of its principal export markets, it does not have registrations for all of its trademarks in all of its export markets. As a result of the Fetzer acquisition the Company acquired a portfolio of brands which includes: FETZER, BONTERRA, FIVE RIVERS, JEKEL, SANCTUARY and the license of the wine brand LITTLE BLACK DRESS. The Company believes that its brands and trademarks are among its most important fixed assets and seeks to protect them through registration in most countries where it is possible to claim a registration while publishing its ownership in those countires where to date it is not possible to apply for registration.

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

D. Property, Plant and Equipment

The Company’s headquarters are located at Nueva Tajamar 481, Las Condes, Santiago. The Company owns 17,499 hectares of land throughout Chile and owns 1,503 hectares of land in Argentina and 473 in the United States. Of these, approximately 12,505 hectares are suitable for planting vineyards and as of December 2016, 10,997 hectares were planted with vineyards. A majority of the remaining hectares are comprised of roads, hills and riverbanks. The remainder is used for vinification and bottling plants, cellars and other buildings. None of the Company’s properties that are material to its business are mortgaged or otherwise encumbered.

As described in the section Item 4 — “Information on the Company — Business Overview — Vineyards.”, the Company leases 597.6 hectares, comprising four leases in the Maipo Valley, three leases in the Casablanca Valley, two leases in Colchagua Valley and one lease in San Luis Obispo. All of these are long term leases expiring between 2018 and 2036.

The Company’s main equipment assets include harvesting machinery, grape crushers, concrete and stainless steel tanks and barrels. As of December 31, 2016, Concha y Toro’s aggregated winemaking and cellar capacity in Chile was approximately 424.7 million liters including 48 thousand barrels. In the Mendoza region, Viña Trivento owns two vinification and cellar facilities and a bottling plant with a total capacity of 33.2 million liters and in the United States Fetzer owns two facilities with a total capacity of 38.0 million liters.

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

Although the Company believes that it is in compliance with all applicable environmental regulations, it is still in the process of improving the water treatment systems in all of its manufacturing plants. The Company has water treatment plants or systems, owned or contracted to third parties, in all of its plants. During 2016 and 2015, the Company invested in water treatment plants resources amounting to Ch$1,230 million and Ch$1,054 million, respectively. Total investment in assets oriented towards environmental improvements totaled Ch$2,966 million and Ch$2,495 million in 2016 and 2015, respectively.

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

Consolidated sales in 2015 were Ch$658,448 million, representing a 3.5% increase over 2015. A positive performance in the foreign markets and Chilean domestic market contributed to this result.

Company sales outside of Chile represented 80.3% of the sales revenues and were denominated in foreign currencies: in United States dollars, Sterling Pounds, Euros, Canadian dollars, Argentine pesos, Brazilian reais, Mexican peso and Swedish and Norwegian crowns. In general, the exposure to foreign currencies could affect the results of the Company. To mitigate the impact of this scenario as much as possible, the Company is applying a multi-currency strategy in line with its diversification in sales and hedges upcoming cash flows.

In 2016, Concha y Toro had net income attributable to equity holders of the controlling interest of Ch$47,931 million, representing a 3.7% decrease in comparison to 2015.

We believe that the Company is capable of be highly competitive in its major markets. Concha y Toro is a powerful brand and has competitive economies of scale. The principal measure for sustaining future growth involves ongoing investment in vineyard development and cellar capacity to raise overall production capacity and a permanent sales and marketing investment in a growing and competitive industry.

Critical Accounting Policies

A summary of the Company’s significant accounting policies is included in Note 2 to the Company’s Consolidated Financial Statements. The preparation of financial statements requires management to make estimates and assumptions and exert judgment. These actions affect the amounts reported in the Consolidated Financial Statements. Included below are the accounting policies which the Company considers critical to its business.

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

The Company and its subsidiaries have recognized impairment for obsolescence of raw materials, finished products, products in-process and supplies on the basis of technical reports and on turnover level of stocks maintained and /or from the assessment of its use in the future. For 2016, 2015 and 2014, the recognized impairments totaled ThCh$3,760,999; ThCh$4,339,943 and ThCh$5,320,457; respectively.

b)	Goodwill

Goodwill generated by the acquisition of investments is not subject to amortization and, at each yearend or when otherwise required due to significant adverse changes, impairment testing is conducted. The recoverable amount is the greater between the fair value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. The approaches are commonly used in business valuations and used on the goodwill associated with the Fetzer Vineyards Value are:

Income approach, that focuses on the income-producing capability of the entity. The most widely used methodology is the discounted cash flow (DCF). For the DCF analysis the following variables were used:

-	Expected after-tax, debt-free cash flow from operations where the key driver is estimated net sales at rates consistent with internal budgets.

-	Expected new capital expenditures which are consistent with internally developed budgets.

-	Weighted Average Cost of Capital. During the prior three years the weighted average cost of capital has not varied materially. External market conditions could have a significant impact on the future WACC used and could have a material impact on the estimated value of the CGU.

Market Approach, that measures value based on what other purchasers in the market have paid for businesses, or interests in businesses that can be considered reasonably similar to the subject business. Valuation multiples are considered based on financial information available and share price data for the selected guideline companies, as well as forward looking revenue and earnings estimates. Selected multiples for Fetzer during 2016 were determined based on market. Valuation multiples are calculated utilizing actual transaction prices and operating data from target companies deemed reasonably similar to the subject business.

The determined multiples for the current (2016) and next year (2017) as follows:

	2016	2017
Revenue	1.5	1.4
EBITDA	15.5	12.0

Based on the methodologies described above the estimated fair value of Fetzer was in excess of the cost basis and no impairment of goodwill was recorded during the year ended December 31, 2016.

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

Regarding the Argentine subsidiaries, a portion of sales and accounts receivable are denominated in Argentine pesos, while the functional currency is the U.S. dollar. This generates a risk associated with the devaluation of the Argentine peso against the U.S. dollar. In addition, a proportion of such subsidiaries’ assets in Argentina are also denominated in Argentine pesos; thus, they are impacted by the devaluation of the Argentine peso.

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

As of December 31, 2016, 91.8%  of the global derivative instruments portfolio was comprised by contracts that qualify as hedging instruments. For accounting purposes these were subscribed by the Group Concha y Toro, within its financial risk management policy framework to mitigate the risks associated with exchange rate and interest rate fluctuations through currency forward contracts and interest rate swaps with a maturity till 2021.

Derivatives are recorded by their fair value as of the date of the statement of the financial position. If this value is positive, these are recorded under item “Other financial assets” and if its value is negative, these are recorded within item “Other financial liabilities”, illustrating the change in its fair value in the comprehensive statement of income as described as follows, pursuant to the type of hedging to which it corresponds (See Note 2.6.7 of the Consolidated Financial Statements):

-	Fair value hedging
-	Cash flow hedging
-	Net investment hedging
-	The fair value of the different derivative financial instruments is calculated using the following procedures:
-	For derivatives quoted in an organized market, the quoted price at yearend is used.
-	For derivatives not quoted in organized markets, the Group measures them using the discount of expected cash flows and generally accepted option valuation models on the basis of market conditions, from both, cash and futures at yearend

e)	Biological Assets

Within Biological Assets, the Company includes the agricultural product (Grapes) derived from plantations under production is destined to be treated as a raw material for the wine production process.

In accordance with IAS 41, and based on the results of analysis and calculation of the Company concluded that the fair value of grapes at the time of harvest approximates the book value and therefore the grapes at the point of harvest are considered to be measured at fair value less costs to sell, and then transferred to inventory. (See Note 2.13 of the Consolidated Financial Statements).

f)	Benefits to employees

The Company’s management uses assumptions in order to determine the best estimate for these benefits. The valuation of these obligations is performed through an actuarial calculation. The assumptions used in this calculation include the pension rotation hypothesis, the mortality rate, the discount rate, the expected rise in remuneration and the future permanence, among others. The main actuarial hypothesis used for the calculation of severance indemnity obligations is detailed in note 23.3 to the Consolidated Financial Statements.

Actuarial gains or losses that can occur due to variations of defined pre-established obligations are directly recorded in income or losses for the year.

Actuarial gains or losses arise from the deviations between estimates and actuality of the actuarial hypothesis behavior or in the reformulation of the established actuarial hypothesis.

As of December 31, 2016, the sensitivity of the value for postemployment benefits before variations in the discount rate of 1% in the case of an increase in the rate represents a decrease of ThCh$215,907 (ThCh$195,767 as of December 31, 2015) and in case of a decrease in the rate represents an increase of ThCh$235,911(ThCh$213,706 as of December 31, 2015).

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

	Year Ended December 31,			% Change	% Change
	2016	2015	2014	2016/2015	2015/2014
Revenue	100.0	100.0	100.0	3.5%	9.1%
Cost of sales	-62.6	-61.5	-62.2	5.3%	8.0%
Gross Margin	37.4	38.5	37.8	0.6%	10.9%
Selling and administrative expenses(1)	-27.7	-27.1	-26.9	5.8%	10.0%
Income from operating activities(2)	10.7	11.2	10.8	-1.2%	12.7%
Non-operating income(3)	0.8	0.9	0.8	-7.8%	34.2%
Non-operating expenses(4)	-1.6	-1.6	-1.8	2.7%	-3.0%
Foreign currency transaction gain (losses) and Income from adjustment units, net.	0.1	0.0	-0.1	-1,442.0%	-92.4%
Income tax expense	-2.7	-2.6	-3.2	6.2%	-10.2%
Net income attributable to equity owners of controlling interest	7.3	7.8	6.4	-3.7%	33.2%

(1) Includes Distribution cost and Administrative expenses

(2) Includes Gross Margin, Distribution cost and Administrative expenses and Other Income.

(3) Includes Financial Income and Participation in profit (losses) of associates and joint ventures accounted for using the equity method.

(4) Includes Other expenses by function and Financial expense.

	Revenue Breakdown
	(in million Ch$)
	Year Ended December 31,			% Change	% Change
	2016	2015	2014	2016/2015	2015/2014
Domestic market – wine	71,265	65,078	59,981	9.5%	8.5%
Domestic market – other products	51,030	47,966	41,645	6.4%	15.2%
Export markets	432,953	426,188	396,185	1.6%	7.6%
Argentina domestic	7,562	6,748	5,040	12.1%	33.9%
Argentina exports	20,057	18,719	15,794	7.1%	18.5%
U.S.A. (Fetzer)	67,959	64,145	57,127	5.9%	12.3%
Other	7,622	7,350	7,542	3.7%	-2.5%
Total revenues	658,448	636,194	583,313	3.5%	9.1%

	Sales of Bottled Wine Breakdown
	Sales (in million Ch)			% Change
	2016	2015	2014	2016/2015	2015/2014
Domestic market – wine	70,745	65,032	59,964	8.8%	8.5%
Export markets	429,885	423,317	394,308	1.6%	7.4%
Argentina domestic	7,073	6,549	4,190	8.0%	56.3%
Argentina exports	19,627	18,150	15,794	8.1%	14.9%
U.S.A. (Fetzer)	67,823	62,447	55,587	8.6%	12.3%

	Sales (in thousand liters)			% Change
	2016	2015	2014	2016/2015	2015/2014
Domestic market – wine	69,088	65,774	62,658	5.0%	5.0%
Export markets	213,659	204,408	197,984	4.5%	3.2%
Argentina domestic	5,542	4,613	3,852	20.2%	19.7%
Argentina exports	9,314	8,643	8,813	7.8%	-1.9%
U.S.A. (Fetzer)	18,765	17,801	18,448	5.4%	-3.5%

Year ended December 31, 2016 compared to year ended December 31, 2015 (Figures expressed in Chilean pesos (Ch$))

	2016	2015	Change 16/15
Volume (million 9 liter cases)	39.0	37.0	5.5%
Wine	36.2	34.3	5.5%
Others	2.8	2.6	5.1%
Revenues (million Ch.$)	658,448	636,194	3.5%
Wine	600,004	580,860	3.3%
Others	58,444	55,334	5.6%
Cost (million Ch.$)	412,382	391,505	5.3%
Wine	368,583	350,676	5.1%
Others	43,799	40,829	7.3%
Gross Profit (million Ch.$)	246,066	244,689	0.6%
Wine	231,421	230,184	0.5%
Others	14,645	14,505	1.0%
SG&A (million Ch.$)	182,475	172,453	5.8%
Wine	168,507	160,138	5.2%
Others	13,968	12,315	13.4%
Others Income & expenses (million Ch.$)	6,595	-1,214	-643.3%
Wine	5,314	-836	-735.9%
Others	1,281	-378	-438.8%
Operating Income (million Ch.$)	70,185	71,022	-1.2%
Wine	68,228	69,210	-1.4%
Others	1,957	1,812	8.0%

Revenues. In 2016 total revenues increased 3.5% to Ch$658,448 million from Ch$636,194, million in 2015. Higher commercialized volumes of 5.5%, premiumization  of sales (movement towards more expensive wines), offset by a negative impact of Ch.$7,137 derived from the exchange rate fluctuations explained the increase in sales.

Wine. Total revenues from wine sales segment (including the sales of bottled wine, bulk wine and other sales related to the wine segment) increased 3.3% to Ch$ 600,004 million from Ch$580,860 million in 2015. The growth was led by higher commercialized volumes; a premiumization of sales; and a negative effect derived from exchange rate fluctuations.

Domestic Market Wine. Total domestic wine sales (including bulk) increased by 9.5% to Ch$71,265 million in 2016 from Ch$65,078 million -in 2015. The increase in sales is explained by higher commercialized volumes of 7.4% totaling 7.9 million nine liter cases in comparison to the 7.3 million nine liter cases registered in 2015. In addition, the average sales price rose 3.6% reaching Ch$1,024 per liter.

The increase in value reflects higher sales in the Premium category (11.5%) as well in Non-Premium category (8.6%) including bulk wine. In terms of volume, both categories (Premium and Non-Premium) also registered increases of 11.8% and 7.1%, respectively. Premium (and above) categories represented 8.6% of the domestic volume and 30.8% of the domestic sales in Chilean pesos. The growth is the resultant of the strategy and focus on growth in this category which has sought to protect the value of our brands and focus ourselves strongly on wholesalers, liquor stores and trade channels (such as restaurants, caterers, hotels, bars and pubs).

According to AC Nielsen, domestic sales register an increase of 4.4% in volume, ratifying the growth show in the last year. In this scenario, Concha y Toro increased its market share to 28.1%, in comparison to the 27.1% registered in 2015, in terms of volume.

Export Revenues. Total export sales from Chile and distribution subsidiaries increased 1.6% to Ch$432.953 million as compared to Ch$426.188 million in 2015. The increase in sales was driven by higher volumes during the period (4.7%). On the other hand, the export sales was negatively impacted by exchange rate fluctuations during 2016, due to the appreciation of the Chilean peso against Sterling pound (8.6%); Brazilian Real (1.2%); Norwegian crowns (0.7%); Canadian dollar (0.2%) and the Mexican peso (12.2%). The increase was partially offset by the depreciation of Chilean peso against the US Dollar (3.4%); Euro (3.1%) and Swedish crowns (1.9%); with the net impact from exchange rate fluctuations was Ch$9,262 million of lower sales during 2016 compared to 2015.

Despite the difficult economic environment that affected consumption in 2016, we experienced increased sales volumes in most export regions led by Asia, Latin America & Caribbean, USA & Canada and Europe, where bottled sales increased 15%, 6%, 3% and 1% respectively.

Argentine Operations. Total sales from the Argentine operation (excluding shipments to distribution subsidiaries) registered an increase of 8.5% to Ch$27,619 million in comparison to Ch$25,467 registered in 2015, as a result of higher average sales price in domestic and export markets; higher commercialized volumes in domestic market (33.6%) and in export markets (5.0%).

In 2016, export sales totaled 1.1 million nine liter cases. Regarding the domestic market, 2016 experienced an increase in volumes totaling 800 thousand of nine liter cases. The average sales price registered in the domestic market decreased 11.5% reaching US$1.9 per liter in 2016. In export markets the average sales price decrease 2.5% to US$3.12 per liter in the period.

The net impact derived from the exchange rate fluctuation for the Argentinean operation was Ch$751 million of increase in sales during 2016 compared to 2015.

U.S.A. (Fetzer). During 2016, Fetzer’s total sales (excluding shipments to distribution subsidiaries) increased 5.9% totaling Ch$67,959 million in comparison to Ch$64,145 registered in 2015, as a result of higher sales in the domestic market (5.6%) as well as in export markets (10.2%). Sales in value in Ch$ terms were benefited by the depreciation of the Chilean peso against de US dollar.

In terms of volume, Fetzer’s sales decreased 0.2% totaling 2.1 million of nine liter cases during the year. Export Markets registered a growth of 20.1% in terms of volume, while the Domestic Market dropped a 2.1% during 2016, mainly because the decrease of the Bulk wine (93%).

The average sales price in the domestic market reached US$5.46 per liter (Ch$3,655 per liter), representing an increase of 2.1% in line with the positioning that has been implementing Fetzer’s products in premium categories. The average sales price in the Export Market decrease 10.8% to US$4.5 per liter (Ch$3,103 per liter), mainly explained by the depreciation of Canadian dollar; Sterling Pound; and Euro against U.S. dollar, currencies that are predominant within the export portfolio. The net impact derived from the exchange rate fluctuation for the Fetzer operation was Ch$1,403 million of increase in sales during 2016 compared to 2015.

Other. Other revenues comprise sales of spirits, beers, energy drinks and mineral water; fees for bottling services; sales of fruit and other revenues increased 6.0% to Ch$58,652 million.

Domestic sales of new business, carried out by the domestic distribution subsidiary “Comercial Peumo”, including premium beer and spirits increased 6.4% totaling Ch$51,030 million in terms of value and 5.2% totaling 25.1 million liters in terms of volume. On September VCT Chile left the distribution of Monster Energy Drink in the local market.

Cost of Sales. During 2016, total costs increased 5.3% to Ch$412,382 million from Ch$391,505 million in 2015. The cost of sales as a percentage of total sales reached 62.6%, representing an increase of 110bp compared to prior year. The higher cost of sales is mainly explained by an adjustment in the cost of the wine of Fetzer Vineyards to realizable value, increasing the cost by Ch$5,510 million, explaining 80 pb of the rise in costs, due to excess cost resulting from inventories adjustments related to long term grape purchase contracts, which had expired. Additionally, there was a higher cost of the wine of production in Chile (+1.5%), as result of a weak Chilean 2016 harvest, highly impacted by rains faced in April in 2016. This result in a drop of 21% in production volume.

Wine. In 2016, total cost of wine sales registered an increase of 5.1% totaling Ch$368,583 million. Cost of sales as a percentage of total wine sales increased to 61.4% from 60.4%. The higher cost of sales is mainly explained because an adjustment in the cost of the wine of Fetzer Vineyards to realizable value, increasing the cost by Ch$5,510 million on non-recurring basis volumes of the harvest of 2016 mainly explain by the heavy rains during harvest time, an increase of 1.5% vs 2015. During 2016 the exchange rate fluctuations did not have an impact in our cost, the increase in costs denominated in US Dollars, was compensated with the decrease in costs denominated in Sterling Pounds.

Others. In 2016, total cost of other sales registered an increase of 7.3% totaling Ch$43,779 million. Cost of sales as a percentage of total other sales increased to 74.9% from 73.8%. The exchange rate had a negative impact due to the nature of the distribution business, considering that most of the spirits, beers and energy drinks are imported products. The increase in cost derived from exchange rate fluctuations totaled Ch$227 million during 2016.

Gross Profit. Gross profit increased 0.6% to Ch$246,066 million in 2016. As a percentage of sales, the gross margin decreased to 37.4% from 38.5% in 2015.

Wine. In 2016, the gross profit registered an increase of 0.5% totaling Ch$231,421 million. The gross profit decrease as percentage over sales 106 basis points, reaching 38.6% as percentage over sales, this decrease is explained by the effects mentioned above.

Others. In 2016, the gross profit registered a increase of 1.0% The gross profit decrease as percentage over sales 116 basis points, reaching 25.1% as percentage over sales, this decrease is explained by the effects mentioned above.

Selling, General and Administrative Expenses (SG&A). Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 5.8% to Ch$182,475 million. As a percentage of revenues, SG&A reached 27.7% from 27.1% in 2015. The increase in SG&A is mainly explained for the increase in the distribution expenses, specifically expenses due to create more visibility of our products and investments in brand building in the mainly markets and a lower effect of the exchange rate. During 2016 the exchange rate fluctuations generated a decrease in expenses of Ch$494 million.

Wine. In 2016, SG&A registered an increase of 5.2% totaling Ch$168,507 million. As percentage over sales, SG&A decrease 50 basis points, reaching 28.1% as percentage over sales, as resultant of higher commercialized volumes that diluted fixed expenses. The exposure to the exchange rate comes from the wine operation and based on the fluctuations registered in 2016, it had a positive impact, decreasing costs in Ch$494 million.

Others. In 2016, SG&A registered an increase of 13.4% totaling Ch$13,968 million. As percentage over sales, SG&A reached 23.9% as percentage over sales, a deteriorated level of 150 basis points compared to the 22.4% reached in 2015. Higher expenses in positioning strategies, advertising and promotional activities could have impacted the result.

Income (losses) from operating activities. During 2016, the Operating Income decreased 1.2% totaling Ch$70,185 million in comparison to Ch$71,022 million in 2015. The operating margin as a percentage of sales decrease 50bp reaching a 10.7% over total sales. The decrease of operation income is mainly explained by the adjustment in the cost of the wine of Fetzer Vineyards, the rise in the Chilean cost of the wine and the FX fluctuations of the second half of the year. Additionally, Fetzer Vineyard made the sale of a wine cellar located in Paso Roble, south of California, generating a utility of Ch$5,330 million, which is reflected in other operating income

Wine. In 2016, the operating income registered a decrease of 1.4% totaling Ch$68,228 million. The decreased is explained by the effects mentioned above, highlighting the growth in volumes and premiumization of wine sales, compensated with lower exchange rate based on the apresiation of Chilean peso and higher cost of wine, mainly in the second half of the year. The operating margin decrease in 50 basis points, reaching a 10.7% as percentage over sales. Additionally, Fetzer Vineyard made the sale of a wine cellar located in Paso Roble, south of California, generating a gain of Ch$5,330 million, which is reflected in other operating income.

Others. In 2016, operating income increased 8.0% totaling Ch$1,957 million. The operating income was impacted by the depreciation of Chilean peso against the US dollar, considering that the company has to import some of the products related to this segment, compensated with the compensation received because the anticipated closure of the distribution agreement executed by Monster, totaling Ch$1,303 million.

Non-Operating Income. Non-operating income (includes Financial Income and Equity in income of associates accounted for using the equity method) decreased to Ch$5,481 million from Ch$5,946 million in 2015. The decrease in the Non-Operating Income is mainly explained by an decrease of the profit registered in “Equity in income of associates and joint ventures accounted for using the equity method net of tax”. In this regard, the lower profit is a resultant of an increase in the Net Income registered in Viña Almaviva of 26.1% and the decrease in the Net Income registered in Excelsior Wine Company of 37.4%, during 2016.

Financial Expenses. Financial expenses increased 2.7% to Ch$10,305 million from Ch$10,035 million in 2015. The increase in the financial expenses is mainly explained by the payment of debt during 2016 in Chile and USA (+Ch$982 million), the increment of the debt in Argentina (with higher interest rates -Ch$1,117 million), higher interest rates (-Ch$649 million) and the impact of the exchange rates (+Ch$906 million), see Note 31 of the Consolidated Financial Statements.

Foreign currency exchange gain (losses) and Income (expenses) by adjustment units. Foreign currency exchange gain (losses) and Income (expenses) by adjustment units produced income of Ch$711 million in 2016 compared to the loss of Ch$53 million registered in 2015. For detail on foreign exchange differences, see Note 31 to the Consolidated Financial Statements.

Net income attributable to non-controlling interest. Profit attributable to non-controlling interest totaled Ch$598 million.

Net income attributable to equity holders of controlling interest. Profit attributable to equity holders of the controlling interest for the period decreased 3.7% to Ch$ 47,931 million from Ch$49,797 million in 2015.

Income Tax Expense. The consolidated tax rate on 2016 reach 26.6%, increasing 185 bp from the 24.7% on 2015, the increment is mainly explained because an extraordinary expense of Ch$354 million recognized on 2016, due to payment of tax from previous periods that were in dispute with the General Administration of Public Income of Argentina (AFIP) and the increment in the corporate tax rate in Chile to 24.0% on 2016 from 22,5% on 2015.

Year ended December 31, 2015 compared to year ended December 31, 2014 (Figures expressed in Chilean pesos (Ch$))

	2015	2014	Change 15/14
Volume (million 9 liter cases)	37.0	35.6	3.7%
Wine	34.3	33.2	3.4%
Others	2.6	2.5	8.1%
Revenues (million Ch.$)	636,194	583,313	9.1%
Wine	580,860	534,821	8.6%
Others	55,334	48,492	14.1%
Cost (million Ch.$)	391,505	360,131	8.7%
Wine	350,676	325,087	7.9%
Others	40,829	35,044	16.5%
Gross Profit (million Ch.$)	244,689	223,182	9.6%
Wine	230,184	209,734	9.8%
Others	14,505	13,448	7.9%
SG&A (million Ch.$)	172,453	159,300	8.3%
Wine	160,138	148,966	7.5%
Others	12,315	10,334	19.2%
Others Income & expenses (million Ch.$)	-1,214	-872	39.2%
Wine	-836	-620	34.9%
Others	-378	-252	50.0%
Operating Income (million Ch.$)	71,022	63,010	12.7%
Wine	69,210	60,149	15.1%
Others	1,812	2,862	-36.7%

Revenues. In 2015 total revenues increased 9.1% to Ch$ 636,194 million from Ch$583,313, million in 2014. Higher commercialized volumes of 3.4%, premiumization of sales, and a positive impact of Ch$22,185 derived from the exchange rate fluctuations explained the increase in sales.

Wine. Total revenues from wine sales increased 8.6% to Ch$ 580,860 million from Ch$ 534,821 million in 2014. The growth was led by higher commercialized volumes; a premiumization of sales; and a positive effect derived from exchange rate fluctuations.

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

Export Revenues. Total export sales from Chile and distribution subsidiaries increased 7.6% to Ch$426,196 million as compared to Ch$396,185 million in 2014. The increase in sales was driven by higher commercialized volumes during the period (3.9%). In addition, Export Sales were beneficiated by a positive effect that came from the exchange rate due to the depreciation of the Chilean peso against U.S. dollar (14.8%) and Sterling pound (6.5%). The upside was partially offset by the appreciation of Chilean peso against the Brazilian Real (19.0%); Euro (4.1%); Norwegian (10.4%) and Swedish (6.7%) crowns; Mexican peso (3.8%); and Canadian dollar (0.9%). The net impact derived from the exchange rate fluctuation was Ch$12,314 million of higher sales during 2015 compared to 2014.

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

Other. Other revenues comprise sales of spirits, beers, energy drinks and mineral water; fees for bottling services; sales of fruit and other revenues increased 14.1% to Ch$55,334 million.

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

Wine. In 2015, total cost of wine sales registered an increase of 7.9% totaling Ch$350,676 million. Cost of sales as a percentage of total wine sales decreased to 61.5% from 61.7%, explained by higher commercialized volumes that dilute fixed costs over higher volumes and a lower cost of wine registered after the historical harvest of 2015. During 2015 the exchange rate fluctuations impacted negatively, increasing our costs in Ch$10,981 million during 2015.

Others. In 2015, total cost of other sales registered an increase of 16.5% totaling Ch$40,829 million. Cost of sales as a percentage of total other sales increased to 73.8% from 72.3%.

The distribution business of spirits, beers, energy drinks and mineral water increase 22.7% totaling Ch$ 40,851. The exchange rate had a negative impact due to the nature of the distribution business, considering that most of the spirits, beers and energy drinks are imported products. The increase in cost derived from exchange rate fluctuations totaled Ch.$1,440 million during 2015.

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

Selling, General and Administrative Expenses (SG&A). Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 8.3% to Ch$172,453 million. As a percentage of revenues, SG&A reached 27.1% from 27.3% in 2014. The increase is mainly explained by higher commercialized volumes, a major relative participation of the distribution subsidiaries in the export markets and a higher exchange rate. During 2015 the exchange rate fluctuations generated an increase in expenses of Ch.$3,598 million.

Wine. In 2015, SG&A registered an increase of 7.5% totaling Ch$160,138 million. As percentage over sales, SG&A improved 28 basis points, reaching 27.6% as percentage over sales, as resultant of higher commercialized volumes that diluted fixed expenses. The exposure to the exchange rate comes from the wine operation and based on the fluctuations registered in 2015, it had a negative impact, increasing costs in Ch$3,598 million.

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

Non-Operating Income. Non-operating income (includes Financial Income, Equity in income of associates accounted for using the equity method, and Other Income and expenses) increased to Ch$4,733 million from Ch$3,560 million in 2014. The increase in the Non-Operating Income is mainly explained by an increase of the profit registered in “Equity in income of associates and joint ventures accounted for using the equity method net of tax”. In this regard, the higher profit is a resultant of an increase in the Net Income registered in Viña Almaviva of 18.8% that totaled Ch$ 2,723 million and the increase in the Net Income registered in Excelsior Wine Company of 67.7% that totaled Ch$8,525 million, during 2015.

Financial Expenses. Financial expenses decreased 3.0% to Ch$10,035 million from Ch$10,342 million in 2014. The decrease in the financial expenses is mainly explained by the payment of debt during 2015 that were offset by higher interest rates and the impact of the depreciation of Chilean peso, see Note 32 to the Consolidated Financial Statements.

Foreign currency exchange gain (losses) and Income (expenses) by adjustment units. Foreign currency exchange gain (losses) and Income (expenses) by adjustment units produced losses of Ch$53 million in 2015 compared to the loss of Ch$701 million registered in 2014. For detail on foreign exchange differences, see Note 31 to the Consolidated Financial Statements.

Net income attributable to non-controlling interest. Profit attributable to non-controlling interest totaled Ch$565 million.

Net income attributable to equity holders of controlling interest. Profit attributable to equity holders of the controlling interest for the period increased 15.7% to Ch$ 49,797 million from Ch$37,398 million in 2014.

Income Tax Expense. The consolidated tax rate on 2015 reach 24.7%, decreasing 793 bp from the 32.6% on 2014, the decrease is mainly explained because the impact of the tax reform of 2014 on the deferred taxes, generating an extraordinary expense of Ch$5,654 million recognized on 2014, aditionaly on 2015, the corporate tax rate increase in 150 bp from 2014, reaching 22.5%.

Impact of Foreign Currency Fluctuations

Over 80% of the Company’s revenues are related to foreign sales which are nominated in U.S. dollars, Euros, Sterling Pounds, Canadian dollars, Argentine pesos, Brazilian reais and Swedish and Norwegian crowns. At the same time, approximately 50% of the Company’s expenses are also denominated in foreign currency (the Company purchases part of the bottles, corks and Tetra Brik containers in prices mainly set in U.S. dollars), creating a natural currency hedge. The Company enters into forward foreign exchange agreements to minimize its exposure to the risks of changes in foreign exchange rates. See Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

To the extent that U.S. dollar-denominated revenues exceed U.S. dollar-denominated operating costs, the Company’s results of operations will be impacted by the difference between the changes in exchange rates and the Chilean rate of inflation.

The rates of nominal depreciation of the Chilean peso against the U.S. dollar in 2016 and 2015 were 3.5% and 15.2% respectively, using average exchange rates.

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

B. Liquidity and Capital Resources

Liquidity

In 2016, the Company’s main source of liquidity was cash generated by its operating activities, which amounted to Ch$43,868 million. This was used for payments of financial debt and the financing of investments during the year. The cash flow from financing activities totaled Ch$5,793 million and with cash used in investment activities was Ch$30,237. In the Company’s opinion, its working capital of Ch$276,662 million as of December 31, 2016 is sufficient to satisfy the Company’s present obligations.

On December 31, 2016, the Company cash and other cash equivalents totaled Ch$47,214 million. In addition, approximately USD$ 447 million was available under undrawn bank lines of credit.

Before accounting for the effect of inflation on cash and cash equivalents, the Company’s cash flow generated an inflow of Ch$19,424 million during 2016, which was primarily the result of a positive cash flow from the operating activities totaling Ch$ 43,868 million; offset by negative cash flow from the investing activities totaling Ch$ 30,237 million; and a positive cash flow from the financing activities totaling Ch$ 5,793. In 2015 the Company generated negative cash flow of Ch$275, and in 2013 the Company generated positive cash of Ch$16,444 million. The effect of variations in exchange rates resulted in an decrease of Ch$2,845 million in 2016, while in 2015 and 2014, the effect of variations in exchange rate was a decrease of Ch$ 607 million and increase of Ch$1,110 million, respectively.

Net cash flows from operating activities were Ch$43,868 million in 2016 compared to Ch$62,427 million in 2015. The net decrease is mainly explained by higher sales during 2016 (3.5%) and a premiumization  of sales. This increase was offset by higher production costs, mainly because the impact of the 2016 harvest on the second semester of the 2016, a negative effect derived from exchange rate fluctuations and a negative impact from the raise of the corporate tax rate in the Chilean economy. In 2015 and 2014 the net cash flow from operating activities totaled Ch$62,427 million and Ch$20,811 million, respectively.

Net cash flow used in investing activities was Ch$30,237 million in 2016 compared to Ch$27,274 million in 2015. The principal investments in the purchasing of property, plant and equipment were focused in the agriculture area comprising the acquisition of new properties and the developing and planting of vineyards in estates purchased in previous years, investments on the oenology regarding the expansion of vinification and cellar capacity, and the acquisition of barrels. In 2015 and 2014 the net cash flow used in investing activities was Ch$27,274 million and Ch$27,274 million, respectively.

In 2016 Net cash flow from the financing activities totaled a profit of Ch$5,793, based on the issue of a bond during the last quarter of 2016, reflecting an increment in the cash of the company. During 2015, Net cash flow provided by financing activities totaled Ch$42,117. In 2014 the Company issued two bonds to prepay the bond issued in 2005 and address the maturities of short-term debt during 2015; these bonds are a 6-year and 24-year bond, respectively, that were issued on September 11, 2014, for UF 1.0 million each (Ch$24,627 million as of December 31, 2014) bond on the local market at an interest rate of 2.18% and 3.49% per year, aditionaly, on November of 2016 the company issued a 25-year bond on the local market at an interest rate of 2.68% per year.

The Company’s total assets increased 3.4% from Ch$982,687 million as of December 31, 2015 to Ch$1,015,839 million as of December 31, 2016.

Current liabilities increased 10.6%, to Ch$294,870 million as of December 31, 2016 from Ch$266,593 million as of December 31, 2015. Short term financial debt increased to Ch$101,999 million in December 2016 from Ch$90,852 million in December 2015.

Long-term liabilities, excluding derivatives, corresponding to debt to financial institutions and four bonds, decreased to Ch$145,019 million as of December 31, 2016, from Ch$160,728 million as of December 31, 2015. One of the significant long term liabilities of the Company is a 6-year bond that were issued on November 14, 2012, for UF 1.5 million (Ch$38,444 million as of December 31, 2015) on the local market at an interest rate of 3.5% per year. In 2014 the Company issued two bonds to prepay the bond issued in 2005 and address the maturities of short-term debt during 2015; these bonds are a 6-year and 24-year bond, respectively, that were issued on September 11, 2014, for UF 1.0 million each (Ch$25,629 million as of December 31, 2015) on the local market at an interest rate of 2.18% and 3.49% per year. In November of 2016 the company issued a 25-year bond on the local market at an interest rate of 2.68% per year.

The principal payments for the 6-year bond will be made on semi-annual installments that begin on March 2018 and interest payments will be made on a semi- annual basis and began September 2014. The principal payments for the 24-year bond will be in semi-annual installments that begin on March 2025 and interest payments will be made on a semi-annual basis and began in September 2014. The principal payments for the 25-year bond will be in semi-annual installments that begin on April 2037 and interest payments will be made on a semi-annual basis and began in April 2017. Covenants associated with the issuance of bonds payable are detailed in Note 34 to the Financial Statements — Contingencies and Restrictions. Bond covenants require the Company to maintain certain financial ratios. Among them, the Company is required to (1) maintain an indebtedness ratio (the ratio of current and long-term liabilities to shareholders’ equity plus minority interest) no greater than 1.4 times; (2) maintain, at all times, during the life of the present bond issuance, minimum equity of five million UF; and (3) maintain at all times an interest coverage ratio (the ratio of operating income plus depreciation plus operating amortization to interest expenses) of a minimum of 2.5 times. For the 25-year Bond, the covenant of the indebtedness ratio was replaced with the total net debt over equity ratio, and has to be no grater than 1.2 times. The covenants As of December 31, 2016, the Company is in compliance with all bond covenants and has a consolidated indebtedness ratio of 0.97 times, equity of Ch$517,707 million or 19.6 million UF, an interest coverage ratio is 8.36 times and net debt over equity ratio of 0.39 times.

As of December 31, 2016, the Company’s total interest-bearing financial debt amounted to Ch$239,072 million of which, Ch$94,053 million was short term debt and Ch$145,019 million was long term debt with maturities to 2019 for its bank debt and 2041 for the bond debt. Approximately 100% of financial debt has a fixed-rate and is denominated in Pesos, U.S. dollars, Euros, Brazilian Reais, Pounds Sterling and Argentine Pesos.

For further detail on interest bearing debt and financial instruments used for hedging as of December 31, 2015, see Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

Capital Expenditures

Total capital expenditures which include additions to Property, Plant and Equipment and other permanent investments were Ch$ 44,931 million in 2016, Ch$23,842 million in 2015 and Ch$ 27,956 million in 2014. Capital expenditures in 2016 in the agriculture area comprise the acquisition of new properties and the development and planting of vineyards in estates purchased in previous years. Investments in the oenology included the expansion of vinification and cellar capacity, acquisition of barrels and the acquisition of new cellars. In Argentina, new investment was oriented to the adquisition of land, vineyard development and cellar facilities. The estimated capital expenditure budget for 2017 would be around Ch$40,000 million (approximately US$60 million), which includes the development of the new land acquired in the previous years, increases of storage and fermentation facilities, expansion of the bottling plants and the acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines, however, this figure is preliminary and still needs to be approved by the board of directors. The following table sets forth the Company’s capital expenditures for the different areas for years 2016, 2015 and 2014.

	Capital Expenditures(1)
	(in million Chilean pesos (Ch$))
Area:	2016	2015	2014
Agriculture(2)	15,879	8,605	10,180
Oenology, technical and bottling facilities	17,582	8,068	12,677
Viña Trivento (Argentina)	3,939	1,998	1,482
Fetzer (United States)	4,363	2,114	1,327
Administration and other subsidiaries	3,168	3,056	1,586
Wine Retail Company acquisitions(3)	—	—	705

Total	44,931	23,842	27,956

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

C. Research and Development, Patents and Licenses, etc.

Throughout its history, Viña Concha y Toro has been characterized for seeking and applying new technologies in its processes, which has made it a leader in the industry. This experience has materialized in the opening of the Center for Research and Innovation (CRI) in 2014, a unit for world-class applied research which represented an initial investment of US$5 million.

Located in Pencahue, 20 kilometers from Talca, the CRI has a laboratory for chemical analysis and molecular biology, an experimental winery equipped with industrial technologies to work at different scales of winemaking, and an extension center that features a large, modern auditorium, a tasting and sensory experimentation room, and meeting rooms.

Recently, the CRI has made progress in its Strategic Plan for Research and Development 2016-2020, which has the vision to position Viña Concha y Toro as a leader in research, development and innovation in the global wine industry within the next five years. This Strategic Plan 2016-2020 promotes the development of five strategic long-term programs: (i) Strengthening the plant production area; (ii) Resource management and water scarcity; (iii) Assessment of grapes and wine quality; (iv) IT instrumentation, automation and application; and (v) Design of new products.

The CRI’s current portfolio of projects includes a total of 50 initiatives in various stages of development, which are mainly associated with resource optimization, wine quality and the sustainability of its processes. In 2016, the Executive Innovation Committees were created to design and execute cross-cutting projects for the company. Integrated by managers from different departments, those who attend co-work to face common challenges, managing innovation, working on new ideas and transferring project results.

Since 2006 Viña Concha y Toro is part of Consorcio I+D Wines of Chile, formed by companies associated with Wines of Chile A.G. and national universities. The company is currently collaborating on the development of two major long-term research programs with the consortium: (1) Improvement of the vineyard, which aims to develop a comprehensive program to generate Vitis spp plants of optimal quality, varietal authenticity and traceability, and make it available to the wine industry; (2) A sustainability program comprising a series of projects to make the wine value chain environmentally friendly, socially equitable and economically viable.

Finnally, through strategic partnerships and agreements with prestigious institutions, the CRI has also created international networks, including the collaboration with the UC Davis Chile Center of Excellence - Life Sciences and Innovation Center; a partnership with Groupe Mercier, the largest grapevine producer in France; and the incorporation into the Oenoviti International Network, the first and only network for winemaking and winegrowing research and practice, comprising of more than 40 members from universities and private institutions worldwide.

D. Trend Information

The most significant trend affecting the Chilean wine industry and the Company’s results in recent years has been the global economic downturn which has impacted wine consumption in general and especially in Europe. Because of this downturn, the industry is focusing on emerging markets such as Asia, Latin America and Africa. The wine market showed adjustments in consumption during the recent years,  decreasing in some markets and increasing in others, with interesting commercial opportunities in new consumer areas such as Asia, Latin America and United States. The width and depth of the Concha y Toro portfolio allows the Company to respond quickly and address market demands, and its clear branding strategy has allowed the Company to improve its sales generally.

In addition, 2016 recorded different movements against the currencies that our products are sold. The Chilean peso appreciated against Sterling pound (8.6%); Brazilian Real (1.2%); Norwegian crowns (0.7%); Canadian dollar (0.2%) and the Mexican peso (12.2%). The decrease  was partially offset by the depreciation of Chilean peso against the US Dollar (3.4%); Euro (3.1%) and Swedish crowns (1.9%). On another front, the industry has faced increasing competition in both the domestic and the export markets as a result of increasing number of competitors, greater availability of wine and the different producer countries trying to enhance their positioning worldwide.

In the Chilean domestic market, the Company faced a challenging market situation of increased competition coupled with sluggish consumption in the popular (Tetra Brik) wines segment in favor of its main substitute, beer. According to AC Nielsen wine consumption in Chile increased by 13.9% in 2016 and 4.4% in 2015. Under these conditions, and in line with the Company’s efforts to improve profitability in this market the Company has focused on the premium segment, a segment the Company believes has demonstrated itself as an interesting growth opportunity. The Company will continue to evaluate its domestic strategy in relation to its lower-priced wines.

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

F. Tabular Disclosure of Contractual Obligations

The table below is a summary of the Company’s contractual obligations as of December 31, 2016:

		Less than 1	1 - 3	3 - 5	More than
	Total	year	Years	Years	5 Years
	(in millions of Ch$)
Contractual Obligations
Long-term Debt Obligations (1)	152,875	46,122	10,144	17,565	79,044
Agricultural Lease Obligations (2)	3,281	888	864	376	1,153
Financial Leasing Interests	—	—	—	—	—
Interests Payables from Banks and bonds obligations (3)	46,421	5,299	5,564	4,403	31,155
Purchase Obligations (4)	19,117	6,056	8,016	4,848	197
Total	221,694	58,365	24,588	27,192	111,549

(1) Includes Payables to Banks, bonds, leasing, related accounts and provisions.

(2) Corresponds to obligations from agricultural leases of real estate properties, classified as capital leases  for accounting purposes.

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

The following table lists each director of the Company, his current position, his age as of March 31, years with the Company and year of appointment to the Board of Directors:

		Age at	Years with	Current
		March 31,	the	Position
Name	Position	2017	Company	Held Since
Directors:
Alfonso Larraín Santa María	Chairman	80	47	1998
Rafael Guilisasti Gana	Vice Chairman	63	38	1998
Mariano Fontecilla de Santiago Concha	Director	92	42	1995
Francisco Marín Estévez	Director	77	34	1982
Pablo Guilisasti Gana	Director	62	12	2005
Sergio de la Cuadra Fabres	Director	75	12	2005
Jorge Desormeaux Jiménez	Director	66	5	2011

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

Currently, Mr. Guilisasti is the President of Emiliana Vineyards, a winery leader in organic wines; Director of Viña Almaviva, (50/50 joint venture) of Viña Concha y Toro and Baron Philippe de Rothschild; member of the Board of Duoc.

Between December 2008 and December 2010 he was president of the Confederación de la Producción y el Comercio (CPC), which is an entrepreneur association representing the most important productive sectors of the country.

Currently he is member of the Elective Council for the period 2013-2017, of Sociedad de Fomento Fabril (the Chilean manufacturers’ association) positions he also held before, between April 2005 to May 2011.

Mr. Guilisasti holds a Bachelor of Arts in History at the Catholic University of Chile.

Mariano Fontecilla De Santiago Concha, Director

Law studies. Former Chilean ambassador to Norway, Spain and Italy. Direct descendant of the first Marqués de Casa Concha and of the founder of the Company, Don Melchor Concha y Toro. Made an honorary member of the Chilean Brotherhood of Wine for his contribution to Chilean wines. Director of the Company for several periods, initially in 1949 yet most recently since 1995. Former President of Viñedos Emiliana 1998-2004. Currently, he is the diplomatic coordinator of the National Congress and the Supreme Court of Chile.

Francisco Marín Estévez, Director

Agricultural Engineer. He has served as Director of the Company since 1982. He has broad experience across multiple industries.

Pablo Guilisasti Gana, Director

Commercial Engineer. Joined Concha y Toro in 1977 and worked as Export Manager until 1986. He became director of Concha y Toro in 2005. Between 1986 and 1999 he was General Manager of Frutícola and in1999 elected Director. Between 1999 and 2005 he was Director of Viñedos Emiliana. Currently is a Directorof Fruticola Viconto And President of Comercial Greenvic S.A.

Sergio de la Cuadra Fabres, Director

Mr. De la Cuadra is a Commercial Engineer from the Pontificia Universidad Católica de Chile (1966), M.A. and a Ph.D.(c) from the University of Chicago (1967 and 1968). His broad and outstanding professional career includes positions at the country’s most important monetary institutions, particularly as Director, Vice President and President of the Banco Central de Chile (Central Bank of Chile) and as Minister of Finance in 1982. Mr. De la Cuadra has also been a Director of the Chilean Electronic Stock Exchange and an international consultant to several Latin American countries. Currently he is also a Director of other well-known Chilean companies named Petroquim S.A.

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

		Age at	Years with	Current
		March 31,	the	Position
Name	Position	2017	Company	Held Since
Eduardo Guilisasti Gana	General Manager (Chief Executive Officer)	64	38	1989
Andrés Larraín Santa María	Agricultural Manager	78	43	1978
Osvaldo Solar Venegas	Corporate Administration and Finance Manager (Chief Financial Officer)	55	29	2010
Cristián Ceppi Lewin	Corporate Export Manager South Zone	50	26	2006
Thomas Domeyko Cassel	Corporate Export Manager North Zone	50	23	2006
Cristián López Pascual	Corporate Export Manager Asia	45	21	2010
Carlos Halaby Riadi	Oenology Manager	64	27	2000
Enrique Tirado Santelices	Head Oenologist Don Melchor	50	24	1999
Daniel Duran Urízar	Process and Information Technology Manager	45	22	2010
Isabel Guilisasti Gana	Marketing Manager Origin Wines	59	20	2004
Tomás Larraín León	Negotiation and Operation Manager	50	26	2013
Juan Cristóbal Goycoolea Nagel	Marketing Manager Global Brands	42	17	2010
Lía Vera Pérez-Gacitúa	Supply Chain Manager	44	10	2013
Cecilia Cobos	Human Resources Manager	48	4	2013

Subsidiaries
Adolfo Hurtado Cerda	General Manager Viña Cono Sur	46	19	2000
Paul Konar Elder	General Manager Viña Maipo y Quinta de Maipo	43	20	2010
Giancarlo Bianchetti González	General Manager Fetzer Vineyards	45	17	2011
José Jottar Nasralah	General Manager Comercial Peumo	47	17	2014

The following provides biographical information about the executive officers of the Company.

Eduardo Guilisasti Gana, Chief Executive Officer

Civil Engineer. Joined the Company in 1978 as Commercial Director. Appointed CEO in 1989. Under his leadership the Company initiated a broad vineyard and cellar-oriented investment plan and expansion in the export markets. Highlights of this period include the Company’s consolidation of a worldwide sales network that includes 135 countries and the strengthening of the leadership position in the sale of fine wines in each market segment and the strong growth and increase in the market value of the Company. In addition, through the adoption of viticulture research and technology, the winery has transformed into a leader in the industry. He is director of Viña Almaviva, Southern Brewing Company S.A. and Molymet S.A. Also he is Chairman of Viña Cono Sur S.A.

Andrés Larraín Santa María, Agricultural Director

He entered in the Company at 1971 and has been the Agricultural Director since 1978 and responsible for advancing new grape types and plantings as well as the running of every vineyard. Directs a multidisciplinary team including executives, technicians, administrative staff and skilled labor. He is former Chairman and Vice Chairman of Frutícola Viconto.

Osvaldo Solar Venegas, Chief Financial Officer

Commercial Engineer. Has been in charge of financial matters since 1992, initially as Financial Manager and since September 1996, as Chief Financial Officer, He is responsible of the financial, accounting, administrative, planning, performance and legal areas. He is a director of Industria Corchera, Concha y Toro UK, Escalade Wines & Spirits, Inc., Fetzer Vineyards, Fundación Cultura Nacional, Southern Brewing Company S.A. and VCT Group of Wineries Asia.

Cristián Ceppi Lewin, Corporate Export Director South Zone

Commercial Engineer. Began his career at the Company as Product Manager for the Fressco and Tocornal ranges. Assumed the position of Marketing Sub-Manager for liquors and in 1992 became Marketing Sub-Manager for popular wines. Held the position of Marketing Manager from 1994 to 1996. Commercial Manager until assuming the position of CEO at Comercial Peumo S.A. In December 2000, he was appointed Export Manager for the South Zone and in 2006 he was appointed Corporate Export Director. He is also director of VCT& DG México S.A. de C.V.

Thomas Domeyko Cassel, Corporate Export Director North Zone

Commercial Engineer. Joined the Company in January 1994 as Deputy CFO. Appointed International Business Manager in 1996. Moved to Mendoza, Argentina in 1997 as CEO of Viña Trivento. Appointed Export Director for the North Zone in December 2000 and Corporate Export Director North Zone in 2006. He is also director of Concha y Toro UK Limited, Concha y Toro Sweden AB, Concha y Toro Finland OY, Concha y Toro Norway AS, VCT Norway A and Viña Cono Sur S.A.

Cristián López Pascual, Corporate Export Director Asia

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

Tomás Larraín León, Negotiations and Operation Corporate Director

Agricultural Engineer. In 1991, joined Concha y Toro’s agricultural area. In 1995, he was named Agricultural Deputy Manager. Between 2001 and 2006, he was CEO of Trivento Viñedos y Bodegas in Argentina. In February 2007, was appointed Export Director for the U.S. market. As of December 2009 he was named Supply Contracts and New International Businesses Manager. At 2013 he was appointed as Negotiations and Operation Corporate Director.

Daniel Duran, Officer Director and Information Technology Director

Civil Engineer and MBA. Joined the Company in 1995 as planning and development projects analyst. Manager of Logistics since 1998. Chief Information Officer since May 2001 and Chief Process Officer since 2010. Responsible for providing the right technology solutions with a Global understanding of the Company.

Carlos Halaby, Oenology Director

Oenologist. Distinguished by the National Association of Winemaking Agronomy Engineers in Chile for presenting the “Best Viticulture Dissertation of 1980,” Carlos Halaby joined the Company in 1990. After a decade with the Company and serving as head winemaker for fine wines until March 2000, he assumed the position of Oenology Director. Technical and administrative responsibility for the Company’s Oenology Area. He is also director of Viña Cono Sur S.A. and Trivento Bodegas y Viñedos S.A.

Enrique Tirado, Oenologist Don Melchor

Oenologist. Upon joining the Company in 1993 he started working with varietal ranges, Casillero del Diablo and Marqués de Casa Concha. He rose to head winemaker in 1997, responsible for every line of premium wine, including Amelia and Don Melchor. In 1999, his extraordinary enological sensitivity led to his appointment as winemaker for Don Melchor.

Isabel Guilisasti, Marketing Director Origin Wines

A graduate of the Catholic University with a degree in Art and with advanced studies in marketing. In 1998, she was appointed marketing director of Viña Cono Sur and in 2000 she took over as Director of Communications of Concha y Toro. In 2001 she was named assistant manager for International Marketing of Fine Wines responsible for Concha y Toro’s super and ultra premium brands. In 2004 she was named Marketing Director Origin Wines.

Juan Cristobal Goycoolea Nagel, Marketing Director Global Brands

Commercial Engineer. Joined the Company’s marketing department in 2000. In 2008, named Marketing Director for Subsidaries Wineries. In 2010 named Marketing Director Global Brands.

Lia Vera Perez-Gacitua, Supply Chain Director

Civil Engineer. Joined the Company in 2007 as Head of Costumer Services for Europe, Canada and Japan. Since January 2013 is the Supply Chain Director.

Cecilia Cobos Zepeda, Human Resources Director

Commercial Engineer and MBA. She has experience in human resources working in companies as Emel, Fasa and Codelco. Joined the Company as Human Resources Director in 2013.

Subsidiaries

Adolfo Hurtado Cerda, CEO Viña Cono Sur

Agricultural Engineer, oenologist. In 1997, Adolfo Hurtado joined Viña Cono Sur, as head oenologist of this subsidiary founded in 1996. In 2000, he was appointed CEO. Under his direction, Viña Cono Sur has experienced strong growth with the development of a portfolio of wines recognized for their quality and constant innovation.

Paul Konar Elder, CEO Quinta de Maipo.

Agricultural Engineer. Joined the Company’s Commercial department in 1997. In 2006 named Export Manager North Zone. In 2010 named CEO of Quinta de Maipo, a commercial platform which today is in charge for the sales and marketing of 4 wineries in Chile (Viña Maipo, Palo Alto, Canepa and Maycas del Limari) and 3 wineries in Argentina (Trivento, Finca La Chamiza and Pampas del Sur).

Giancarlo Bianchetti González, CEO Fetzer Vineyards.

Commercial Engineer. Joined the Company’s marketing department in 2000. In 2001, he took responsibility for the brands Casillero del Diablo, Frontera and Sunrise. He has headed the promotion and global campaign for Casillero del Diablo. In 2004 named Marketing Director Global Brands. In 2010 he was named Corporate Export Director USA. In August 2011 he was named CEO of Fetzer Vineyards. Since 2011 he was appointed as co-manager of Excelsior Wine Company LLC. Since 2013 he is director of Excelsior Wine Company LLC.

José Jottar Nasrallah, CEO Comercial Peumo.

Commercial Engineer. Joined Concha y Toro in 1999 as head of planning. During 2002 and 2003, he worked on the logistics chain improvement project of the Holding Group in the role of internal adviser. In 2004 he was named as assistant manager, customer service, of Concha y Toro. In December 2009, he was appointed as CEO of Trivento Bodegas y Viñedos, the company’s subsidiary in Argentina. In 2014 he was appointed as CEO of the former Comercial Peumo, currently VCT Chile.

Family Relationships

Eduardo Guilisasti Gana, Rafael Guilisasti Gana, Pablo Guilisasti Gana and Isabel Guilisasti Gana are siblings. Alfonso Larraín Santa María and Andrés Larraín Santa María are brothers. Tomás Larraín León is the son of Andrés Larraín Santa María.

B. Director and Officer Compensation

In accordance with the Company’s By-Laws, directors’ compensation for any given fiscal year is determined annually at the general shareholders’ meeting occurring in the immediately following fiscal year. Compensation paid in 2016 in respect of 2015 equaled 1.3% of the net profits of the Company. The amount of 300 UF per month has been allocated to cover the executive responsibilities of the chairman of the Board.

The following table sets forth the compensation paid to each of the directors of the Company in 2016, 2015 and in 2014.

	Directors’ Compensation
	Total Compensation
	(in thousands of Ch$)
	2016	2015	2014
Attendance:
Alfonso Larraín Santa María	92,481	79,953	61,608
Rafael Guilisasti Gana	92,481	79,953	61,608
Francisco Marín Estévez	92,481	79,953	61,608
Mariano Fontecilla de Santiago Concha	92,481	79,953	61,608
Sergio de la Cuadra Fabres	92,481	79,953	61,608
Pablo Guilisasti Gana	92,481	79,953	61,608
Jorge Desormeaux Jiménez	92,481	79,953	61,608
Remuneration:
Alfonso Larraín Santa María	93,779	90,210	86,430
Remuneration Directors’ Committee:
Rafael Guilisasti Gana	30,827	26,651	20.536
Sergio de la Cuadra Fabres	30,827	26,651	20.536
Jorge Desormeaux Jiménez	30,827	26,651	20.536
Total	833,627	729,834	579.294

For the year ended December 31, 2016, the aggregate amount of compensation paid by the Company to senior managers, managers and to managers of the Company subsidiaries, totaling 196 executives, was approximately Ch$22,563 million.

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

The Directors’ Committee convened on eleven separate occasions during the fiscal year 2016. The following were among the principal activities of the Directors’ Committee during 2016, Annual Activity Report:

• Review of the annual and quarterly reports of the external auditors, the balance sheet and other financial statements presented by the Company’s management.

• Suggest to the Board of Directors the appointment of and specific external auditor and credit rating agencies, to be suggested to the respective shareholders’ meeting.

• Examine and approve the operations referred to Title XVI of Law No. 18,046 (related parties). The detail of these operations is contained in the notes to the Consolidated Financial Statements, especially those related to the sale of grapes and wines.

• Examine the compensation systems and compensation plans of the Company’s chief executives.

• Review and approve the Company’s 20-F report.

• Review the functioning of the Anonymous Complaints Service set by the company and the implementation of the internal Crime Prevention Model.

• Review the Internal Audit reports and the compliance with the annual audit plan prepared by the Company’s Corporate Auditor.

The Shareholder approved a salary to each Member of the Committee equal to one third of the salary that the members of the Board of Directors receive. In the Ordinary Meeting of the Shareholders it was approved an annual budget of 60,000,000 Chilean pesos for the Committee. During the 2016 period the Committee hired professional services in order to assess transactions between third parties and internal control. The annual cost was of $28,641,861 Chilean pesos.

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

D. Employees

As of December 31, 2016, 2015 and 2014 the Company’s Chilean operations had 2,634, 2,603 and 2,592 employees, respectively. Personnel employed in the Company’s foreign subsidiaries totaled 852 employees as of December 31, 2016. The Company also hires temporary workers during the harvesting season, which in 2016 averaged 1,142 temporary workers.

Ten labor unions represent an aggregate of approximately 956 of the Company’s employees (approximately 204 administrative employees, 102 sales employees and 650 plant employees). Labor relations with unionized personnel are governed by collective bargaining agreements negotiated in 2014–2016 that expire in 2017–2020. The Company believes that has a good-working relationship with its labor unions; however, the Company is unable to predict the outcome of any future negotiation with such labor unions. There is one contract that expire in 2017; both parties intend to negotiate and the Company expects to formalize an agreement without any problems.

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

E. Share Ownership

The following table reflects the number of shares owned indirectly by the directors and executive officers and their percentage ownership of the Company at March 31, 2017. Executive officers not listed do not own shares.

Share Ownership of Directors and Senior Management(1)

	No. of Shares	% of Total Subscribed
	Owned	Shares(2)
Eduardo Guilisasti Gana(3)	179,371,286	24.0%
Rafael Guilisasti Gana(3)	177,027,404	23.7%
Pablo Guilisasti Gana(3)	178,091,473	23.8%
Isabel Guilisasti Gana(3)	4,718,180	0.6%
Alfonso Larraín Santa María(4)	84,069,991	11.3%
Francisco Marín Estévez(5)	67,241,040	9.0%
Mariano Fontecilla de Santiago Concha(6)	25,760,473	3.4%
Osvaldo Solar Venegas(7)	26,159,354	3.5%
Thomas Domeyko C. (8)	28,557	—	(*)
Cristián Ceppi Lewin (9)	50,294	—	(*)
Carlos Halaby Riadi(10)	224,690	—	(*)
Adolfo Hurtado Cerda(11)	177,600	—	(*)
Enrique Tirado Santelices(12)	10,876	—	(*)
Daniel Durán Urízar(13)	10,286	—	(*)
Giancarlo Bianchetti Gónzalez(14)	50,513	—	(*)
Cristián Goycolea Nagel(15)	6,040	—	(*)
José Jottar Nasrallah(16)	4,205	—	(*)
Paul Konar Elder(17)	7,030	—	(*)

Directors and Executive Officers in the aggregate	385,695,502	51.63%

(1)	Shares held directly and indirectly through investment companies and not individually owned.
59

(2)	Calculated on the basis of 747,005,982 outstanding shares on March 31, 2017.
(3)	Eduardo Guilisasti Gana, Rafael Guilisasti Gana, José Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”) are the sons of Mr. Eduardo Guilisasti Tagle, the former Chairman of the Company. Isabel Guilisasti Gana is the sister of the Family Principal Shareholders.

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

(4)	Mr. Alfonso Larraín Santa María is the Company’s Chairman of the Board. The number of shares attributed to Mr. Larraín includes 1,697,535 shares held by his brother Andrés Larraín Santa María and 173,840 shares held by his brother in-law, Carlos Saavedra Echeverría (managers of the Company), shares held by other members of his family and affiliated entities and also includes 25,954,278 shares held by Fundación Cultura Nacional (“Cultura Nacional”). Cultura Nacional is a Chilean non-profit institution which primarily funds grade school religious education. Mr. Alfonso Larraín Santa María is the Chairman of Cultura Nacional. Mr. Larraín’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(5)	Mr. Francisco Marín Estévez is a director of the Company. The number of shares attributed to Mr. Marín includes shares owned by members of his family and affiliated entities. Mr. Marín’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(6)	Mr. Mariano Fontecilla de Santiago Concha is a director of the Company. The number of shares attributed to Mr. Fontecilla includes shares owned by members of his family and affiliated entities. Mr. Fontecilla’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(7)	Mr. Osvaldo Solar Venegas is the Company’s Corporate Administration and Finance Manager. Mr. Osvaldo Solar is Director of Cultura Nacional, foundation that holds 25,954,278 shares of the Company. Mr. Solar’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(8)	Mr. Thomas Domeyko C. is Corporate Export Manager North Zone. Mr. Domeyko’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(9)	Mr. Cristián Ceppi L. is Corporate Export Manager South Zone. Mr. Ceppi’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(10)	Mr. Carlos Halaby R. is Eonology Manager. Mr. Halaby’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(11)	Mr. Adolfo Hurtado C. is General Manager of Viña Cono Sur. Mr. Hurtado’s address is c/o Viña Cono Sur, Avenida Nueva Tajamar 481, Torre Sur, Piso 21, Santiago, Chile.
(12)	Mr. Enrique Tirado S. is Oenology Manager Don Melchor. Mr. Tirado’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(13)	Mr. Daniel Durán U. is Technology and Information Manager. Mr. Durán’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(14)	Mr. Giancarlo Bianchetti G. is General Manager of Fetzer Vineyards. Mr. Bianchetti’s address is c/o Fetzer Vineyards, 12901 Old River Road Hopland, CA, USA 95449.
(15)	Mr. Cristóbal Goycolea Nagel is Marketing Manager for Global Brands. Mr. Goycolea’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(16)	Mr. Jose Jottar Nasrrallah is CEO of VCT Chile. Mr. Jottar’s address is c/o Viña Concha y Toro S.A., Casilla 213, Avenida Nueva Tajamar 481, Torre Norte, Piso 15, Santiago, Chile.
(17)	Paul Konar Elder is General Manager of Viña Maipo and Viña Palo Alto. Mr. Konar’s address is c/o Viña Palo Alto, Virginia Subercaseau 210, Pirque, Santiago, Chile.
(*)	Less than 1%.

ITEM 7:               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company’s only outstanding voting securities are the shares of its Common Stock. According to the Company’s shareholder records, the Company’s 747,005,982 shares of Common Stock outstanding were held by 1,291 shareholders of record as of March 31, 2017. There are no differences in the voting rights of the shareholders. Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.

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

	As of December 31st,
	2016		2016		As of March 31, 2017
Principal Shareholders	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares	No. of Shares Owned	% of Total Subscribed Shares

Banco de Chile Cta de Terceros	99,961,782	13.38%	77,532,410	10.38%	81,350,735	10.89%
Inversiones Totihue S.A. (2)	87,615,431	11.73%	87,615,431	11.73%	87,615,431	11.73%
Rentas Santa Bárbara S.A. (2)	85,274,628	11.42%	85,274,628	11.42%	85,274,628	11.42%
Inversiones Quivolgo S.A.(4)	32,748,071	4.38%	32,648,071	4.37%	32,648,071	4.37%
Banco Itau Cta de Terceros	31,856,693	4.26%	24,253,280	3.25%	30,751,768	4.12%
Fundación Cultura Nacional (5)	25,954,278	3.47%	25,954,278	3.47%	25,954,278	3.47%
Inversiones GDF S.A. (6)	24,500,000	3.28%	24,500,000	3.28%	24,500,000	3.28%
Agroforestal en Inv. Maihue Ltda	22,337,075	2.99%	22,337,075	2.99%	22,337,075	2.99%
The Bank of New York (1)	22,304,120	2.99%	15,143,360	2.03%	15,800,140	2.12%
Constructora Santa Marta Ltda. (7)	22,293,321	2.98%	22,293,321	2.98%	22,293,321	2.98%
Larrain Vial Corredores de Bolsa S.A	19,088,140	2.56%	15,143,360	2.03%	8,167,863	1.09%
Inversiones La Gloria Ltda.(4)	16,600,000	2.22%	16,400,000	2.20%	16,400,000	2.20%
Foger Gestión Patriminial Ltda	15,640,089	2.09%	15,074,960	2.02%	15,074,960	2.02%
BCI Corredores de Bolsa S.A	13,471,575	1.80%	14,361,882	1.92%	12,984,632	1.74%
Banco Santander Cta de Terceros	12,343,444	1.65%	6,147,026	0.82%	11,770,897	1.58%
Total Largest 15 Shareholders	531,988,647	71.22%	484,679,082	64.88%	492,923,799	65.99%

Other Shareholders	215,017,335	28.78%	262,326,900	35.12%	254,082,183	34.01%

Total	747,005,982	100%	747,005,982	100%	747,005,982	100%

(1)	Depositary Bank for the ADS.
(2)	Investment Company controlled by the Guilisasti Family (“Family Principal Shareholders”).
(3)	Investment Company controlled by Mr. Alfonso Larraín Santa María.
(4)	Fundación Cultura Nacional is a Chilean nonprofit institution. Shares are attributed to Mr. Alfonso Larraín, its Chairman.
(5)	Investment Company controlled by Mr. Mariano Fontecilla de Santiago Concha.
(6)	Investment Company controlled by Mr. Francisco Marín Estévez.
61

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

Viñedos Emiliana

Viñedos Emiliana is a Chilean corporation (sociedad anónima abierta) which produces wines for export and domestic markets and is listed on the Chilean Exchanges. Viñedos Emiliana was originally a subsidiary of the Company until 1986, when the Company distributed shares of Viñedos Emiliana to the Company’s then existing shareholders. Although Viñedos Emiliana is a separate corporation, the Company and Viñedos Emiliana remain under common control. Certain principal shareholders of the Company own directly and indirectly approximately 58.73% of Viñedos Emiliana’s outstanding capital stock and, additionally, the Company and Viñedos Emiliana have other common shareholders. Viñedos Emiliana’s seven-member Board of Directors includes two of the Company’s seven directors (Rafael Guilisasti Gana and Alfonso Larraín Santa María). Viñedos Emiliana and the Company have various business dealings, the most significant of which are described below.

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

In 2016, the Company recognized Ch$870 million in revenues from Viñedos Emiliana, , including mainly revenues from sales in bottling fees and sales of raw materials. The Company recognized revenues from Viñedos Emiliana of Ch$779 million and Ch$644 million, in 2015 and 2014 respectively. In 2016, the Company paid Viñedos Emiliana Ch$232 million in licensing fees, Ch$292 and Ch$262 million, in 2015 and 2014 respectively.

From time to time, the Company engages in other transactions with Viñedos Emiliana, including purchases of wine in bulk at market prices, grapes and other raw materials. In 2016, 2015 and 2014 total purchases from Viñedos Emiliana totaled Ch$1,879 million, Ch$1,519 million and Ch$1,141 million respectively.

Frutícola Viconto (“Frutícola”)

Frutícola is the Company’s principal customer for fruit. In 2016 and 2015 the Company did not sell any fruit to Fruticola. In 2014 the Company sold Ch$10 million of fruit to Frutícola for export. The Company also purchases grapes from Frutícola for vinification. In 2016, 2015 and 2014, the Company did not purchase any fruit from Frutícola. Frutícola is a Chilean corporation (sociedad anónima abierta) listed on the Chilean Exchanges. Frutícola was formerly a subsidiary of the Company until 1986 when the Company distributed Frutícola shares to the Company’s then existing shareholders.

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

Industria Corchera is the primary cork supplier for the Company. The Company purchased Ch$5,993 million, Ch$5,632 million and Ch$5,822 million of cork and other raw material from Industria in 2016, 2015 and 2014 respectively. The Company believes that the price and terms it receives from Industria Corchera are equivalent to those available from its other cork suppliers. Mr. Osvaldo Solar Venegas, the Company’s CFO is director of Industria Corchera as well as the Company’s Vice President Rafael Guilisasti Gana.

Viña Almaviva

Viña Almaviva is a 50-50 joint venture company between the Company and Baron Philippe de Rothschild. The Company purchases from Almaviva used French oak barrels (used during one aging season) and the Almaviva wine that is sold in Chile through Comercial Peumo. Total purchases from Almaviva in 2016, 2015 and 2014 were Ch$772 million, Ch$775 million and Ch$770 million respectively. In addition, the Company sells to Almaviva raw materials and services. Sales to Almaviva totaled in 2016, 2015 and 2014, Ch$384 million, Ch$297 million and Ch$242 million respectively.

One of the Company’s seven directors is members of Viña Almaviva’s six-member Board of Directors (Rafael Guilisasti Gana). The Companys’ CEO is also a director of Almaviva (Eduardo Guilisasti Gana) and the executive of the Company Mr. Enrique Tirado is also director of Amaviva. Mr. Felipe Larraín Vial, the son of the Company’s Chairman is CEO of Viña Almaviva.

Excelsior Wine Company

On July 13, 2011, Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. entered into an agreement with Banfi Vintners, former distributor of Concha y Toro’s product in United States, to create a new company between them, called Excelsior Wine Company, LLC. to be registered in Delaware State, US. Excelsior Wine Company, LLC. will be managed by Banfi and VCT USA, Inc. Excelsior Wine Company, LLC. distributes in the United States the Chilean wines of Concha y Toro and the Argentine wines of Trivento. Also, it distributes the brands “Little Black Dress” and “Five Rivers” that belong to our subsidiary in California, Fetzer Vineyards. Sales to Excelsior totaled Ch$43,950 million in 2016, Ch$43,386 million in 2015 and Ch$31,371 million in 2014.

One of the Company’s seven directors is member of Excelsior Wine Company six-member Board of Directors (Rafael Guilisasti Gana). Mr. Giancarlo Bianchetti, the CEO of the subsidiary Fetzer Vineyards, is also director of Excelsior Wine Company as well as the CEO of Concha y Toro, Mr. Eduardo Guilisasti Gana.

Southern Brewing Company S.A.

On May 13 2011, the Company purchased a 40% of the capital stock of Southern Brewing Company S.A, a brewing company owner of the brand of Chilean beers “Kross”. On that same date, Southern Brewing Company S.A. and Comercial Peumo Ltda, signed a distribution agreement, for the distribution of Kross products (currently in force). In April 15, 2013, the shareholders of Southern Brewing Company S.A. agreed an increase of capital which led to an increase of Concha y Toro’s partcipitation to 49%.

Mr. Eduardo Guilisasti Gana, the Company’s CEO, is a director of Southern Brewing Company S.A. as well as the Company’s CFO, Mr. Osvaldo Solar Venegas. The Company purchases the Kross Beer that is sold in Chile from Southern Brewing Company S.A. through Comercial Peumo. The Company purchases from Southern Brewing Company S.A. the Kross Beer that is sold in Chile through Comercial Peumo. Total purchases from Southern Brewing Company S.A. in 2016, 2015 and 2014 were Ch$ 2,028 million, Ch$1,706 million and Ch$1,198 million respectively.

Related Transaction With Entities in Which the Directors and Executive Officers Have an Equity Interest The Company purchases small quantities of grapes, plants and other services from entities in which several of its directors, executive officers or members of their families have interests. In 2016, 2015 and 2014, the Company purchased an aggregate of approximately Ch$2,512 million, Ch$2,271 million and Ch$4,686 million respectively, of such goods and services from such entities, and sold grapes and other services to these entities for Ch$ 3,675 million in 2016, Ch$ 3,606 million in 2015 and Ch$ 9 million in 2014.

Other. Besides formal requirements, Title XVI and Article 147, in particular, of the Chilean Corporation Law requires any related party transaction to be in Company’s interest and subject to terms and conditions customarily prevailing in the market at the time of its approval. Directors, managers and principal officers of companies that violate Article 147 are liable for losses caused to the corporation and its shareholders, resulting from such violation. In addition, Article 147 of the Chilean Corporation Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be immediately informed by the compromised Director to the boards of directors and shall only be approved if the absolute majority of the directors consider that the transaction is beneficial for the social interest. Chilean law requires that an interested director abstain from voting on such a transaction. If the absolute majority of the director is obliged to abstain for voting on any particular transaction, the transaction shall only be approved unanimously by the independent directors or by an a extraordinary shareholders meeting. See Item 10 — “Additional Information — Memorandum and Articles of Incorporation— Directors” for further information relating to conflict of interest transactions. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholder’s meeting. Although Vviolation of Article 147 will not affect the validity of the transaction, it may result in administrative or criminal sanctions and civil liability to the Company and shareholders or interested third parties who suffer losses as a result of such violation. The Company believes that it has complied with the requirements of Article 147 in all transactions with related parties during fiscal year 2016.

For additional information concerning the Company’s transactions with affiliates and other related parties, see Note 9 to the Consolidated Financial Statements — “Balances and Transactions with Related Parties”

ITEM 8:              FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See Item 18 — “Financial Statements” and the financial statements referred to therein for the Consolidated Financial Statements and other financial information.

Wine Exports

Viña Concha y Toro and its subsidiaries export from Chile in order to 140 countries. Concha y Toro is the largest exporter in Chile. The Company also exports wine from Argentina through the subsidiary, Trivento Bodegas y Viñedos. Trivento is the third largest wine exporter by volume in Argentina. See “Item 4: Information on the Company — Company Sales — Argentina”. In addition, since 2011, after Fetzer’s acquisition, the Company started to export from the United States. Fetzer is the fifth largest exporter among Californian wineries. See “Item 4: Information on the Company — Company Sales — United States”

The following table presents wine exports (including exports from Chile, Argentina and United States) by volume, in Chilean pesos and as a percentage of total sales for the last three years

.

Exports by Volume and Value
	2016	2015	2014
Exports (thousand – liters)	231,096	220,472	213,057
% of total sales	65.8%	66.2%	66.4%
Exports (Ch$ million)	458,842	450,210	417,437
% of total sales	69.7%	70.8%	71.6%

Legal and Arbitration Proceedings

The Company is not involved in any litigation or arbitration proceedings which, if determined adversely to the Company, individually or in the aggregate, would have a material adverse effect on the Company and its subsidiaries taken as a whole, nor to the Company’s knowledge are any such proceedings threatened. Nonetheless the following litigiations and proceedings were informed in the notes of the Financial Statements solely for transparency purposes:

1) The subsidiary of the Company in Argentina, Trivento Bodegas y Viñedos S.A, is involved in three legal procedures with the Argentinean Federal Tax Bureau (“AFIP”). AFIP has challenged Trivento’s revenue declarations for years 2002, 2003, 2004, 2005 and 2006. The contingency amount associated to this procedure rouse up the amount of Ch$2.189.701.253 (approx. US$3.3 million), On December 2016 the subsidiary Trivento Bodegas y Viñedos S.A. reached an agreement with AFIP in order to close and finalize all the legal procedures paying the amount equivalent to Ch$619,005,526 (approx. US$ 920,000) plus the legal expenses. Until this date the amount associated to legal expenses has not been issued get but a conservative budget indicated that will go around the sum of Ch$234,298,045 (approx. US$350,000 )

2) The subsidiary of the Company in Brazil, VCT Brasil Importación y Exportación Limitada, has been challenged by the Secretaria da Fazenda do Estado de São Paulo. This institution is demanding the reimbursement of unpaid ICMS-ST (local VAT). VCT Brasil Importación y Exportación Limitada has presented its defense in local courts. If finally local courts decide against VCT Brasil Importación y Exportación Limitada, VCT Brasil Importación y Exportación Limitada could be required to pay an aggregate amount equivalent to approximately Ch$ 19,612 million (approx. US$ 29.5 million ).

3) The Colombian enterprise Conservas y Vinos S.EN. C submitted a claim in Colombia against Viña Concha y Toro S.A. along other Chilean Winery requesting compensation for eventual damages incurred in the termination of it commercial relationship with the Chilean wineries. The figures associated to this claim rise up the amount of Ch$568,630,090 (approx. US$855,000).

4) In the United States, on March 24, 2015, twenty-four wine producers, along with the subsidiary Fetzer, were notified of a class action lawsuit filed before the California State Court. This claim is based on the fact that the Producers did not comply with the obligation to notice the specific presence of arsenic in their products under California regulations. In March 2015, the California Court accepted to reject the petition (demurrer without leave) without giving the petitioners the right to continue the trial or change their claim. They appealed to this resolution. The lawyers consider that there is a high probability of having a final judgment favorable to wine producers.

It should be noted that United States regulation does not restrict levels of arsenic in wines (only in water). Determining the value of the contingency is complex. However, in a negative scenario, hypothetically Fetzer could be condemned to: (i) - Pay $ 2,500 per bottle sold with arsenic levels multiplied by 365 (1 year); (ii) - Compensate and restitute the products (iii) - Pay legal and judicial expenses.

5) The Servicios de Impuestos Internos (Chilean IRS) has challenged the Company’s tax devolution for the year 2010 and 2011 and also partially challenged a tax devolution requested for year 2014. All this cases are related to the depreciation applied by the Company for it fixed assets (estanques). The Company filed a Tax Claim in the 4° Tribunal Tributario y Aduanero de la Región Metropolitana. If the court ultimately decides against the Company, Concha y Toro could be required to pay an aggregate amount equivalent to approximately Ch$1,881,464,561 (approx. US$2.8 millions) and lose the right to claim tax devolution for Ch$ 220,318,385 (approx. US$ 331,305).

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

The Company’s dividend policy approved at the general shareholders’ meeting is to distribute 40% of net earnings excluding the earnings generated by Fetzer. For fiscal year 2016, interim dividends Nos. 264, 265 and 266 of Ch$3.50 per share were paid on September 30, 2016, December 31, 2016 and March 31, 2017, respectively. A final dividend No. 267 of Ch$16.8 per share was declared to pay on May 20, 2017 based on earnings registered during 2016 fiscal year. Total dividends disbursed against the profits of 2016 fiscal year totaled 40% of earnings, excluding earnings generated by Fetzer.

For fiscal year 2017, the Board and subsequently the Shareholders’ Meeting approved to pay three interim dividends of Ch$3.5 per share, charged against the earnings of 2017 fiscal year. These will be paid on September, 2017; December, 2017; and March, 2018, while the remaining profits up to a limit of 40% of the earnings (excluding the earnings generated by Fetzer) shall be disbursed in May 2018.

The above detailed dividend policy is the Board’s intent; however, fulfillment of this policy will be contingent on cash flows. Consequently, at the annual shareholders’ meeting, the Board shall solicit shareholder approval to modify the amounts and payment dates should the necessity arise.

The following table sets forth the dividends paid per share of common stock in respect of each of the years indicated:

Total Dividends Paid
Fiscal year,	Ch$ per share (1)
2010	22.45
2011	26.00
2012	16.10
2013	18.90
2014	24.00
2015	27.50
2016	27.30

(1)	Dividends per share are expressed in pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year. The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.

B. Significant Changes

No significant changes have occurred since the date of our last annual financial statements.

ITEM 9:               THE OFFER AND LISTING

Prior to the offerings of the ADS and the shares of Common Stock in October 1994, there was no public market for the Company’s securities in the United States. The Common Stock is currently traded on the Chilean Exchanges. In 2016, trading on the Santiago Stock Exchange accounted for approximately 93.5% of the trading volume of the Common Stock in Chile. The ADS are listed on the New York Stock Exchange and trade under the symbol “VCO.”

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

Annual High and Low Closing Sale Prices
	Chilean Pesos		U.S. Dollars Per
	Per Shares(2)		ADS(3)
Year Ended December	High	Low	High	Low

2008	1,132.7	780.0	43.4	26.0
2009	1,200.1	931.0	45.0	28.5
2010	1,300.0	1,010.0	51.0	39.0
2011	1,296.0	842.0	54.4	32.6
2012	1,161.7	874.1	47.5	33.4
2013	1,010.0	900.0	40.7	33.1
2014	1,250.0	940.5	43.5	34.0
2015	1,296.6	1,032.7	42.9	28.8
2016	1,194.9	1,030.0	36.5	28.2

Quarterly High and Low Closing Sale Prices
	Chilean Stock Trading			ADR Trading
	Chilean Pesos			U.S. Dollars Per
	Per Shares(2)			ADS(3)
Year Quarter	Share Volume (000)(1)	High	Low	Share Volume(3)	High	Low
2015
1st Quarter	36,036.9	1,300.0	1,120.1	172,360	41.50	36.20
2nd Quarter	46,804.9	1,288.9	1,000.0	319,076	42.85	35.00
3rd Quarter	50,606.6	1,200.0	1,044.6	248,837	36.28	29.00
4th Quarter	121,920.2	1,205.0	1,025.0	367,774	36.22	28.75
2016
1st Quarter	42,730.4	1,175.0	1,033.0	247,518	34.98	28.22
2nd Quarter	46,771.0	1,185.0	1,030.0	355,373	35.02	30.77
3rd Quarter	56,009.0	1,190.0	1,038.0	554,990	36.16	31.19
4th Quarter	34,076.1	1,194.9	1,035.0	671,785	36.45	30.61
Month ended
September, 2016	11,202.4	1,150.0	1,110.0	216,328	35.52	35.27
October, 2016	14,253.2	1,140.0	1,120.1	414,477	36.45	33.76
November, 2016	11,268.3	1,077.5	1,035.0	107,963	35.38	31.33
December, 2016	8,554.7	1,074.9	1,036.0	149,345	34.23	30.61
January, 2017	12,740.4	1,158.0	1,035.0	94,418	35.44	32.25
February, 2017	10,260.4	1,119.0	1,035.0	58,546	34.49	32.17
March, 2017	13,698.2	1,128.0	1,075.0	99,687	34.13	32.00

(1)  Source: Volume traded in the Santiago Stock Exchange, the Chilean Electronic Exchange and the Valparaiso Stock Exchange.

(2)  Source: Santiago Stock Exchange. Chilean pesos per share reflect nominal price at trade date.

(3)  Source: Monthly Report-The Bank of New York. Reflects actual high/low closing prices.

According to the Company’s records, as of march 31, 2017, there were 1,165 holders of record of the Common Stock. Only the Depositary, as shareholder of record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.

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

Registration and corporate purposes. The Company is a publicly traded corporation (sociedad anónima abierta) organized by means of a public deed (escritura pública) dated December 31, 1921, the abstract of which was recorded on Page 1051, Number 875, of Santiago’s Registry of Commerce in 1922 and published in Chile’s Official Gazette on November 6, 1922. Its existence was approved by Supreme Decree Number 1556, dated October 18, 1922. After corporate amendments were made, the Company’s public deed was recorded on Page 15,664, Number 12,447 of Santiago’s Registry of Commerce in 1999 and recorded at Chile’s Securities Registry of the Superintendence of Securities under No. 0043 on June, 14, 1982. As set forth in Article 2 of the Company’s By-Laws, the purposes of the Company are: the operation and marketing of the wine-making industry in all its forms and all its distinct phases, whether with its own stock or stock purchased from third parties; the operation of agricultural real estate owned by the Company or leased from third parties; and the carrying out of real estate investments including acquiring, transferring and constructing real estate, either with its own personnel or through third parties.

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

If the conflicting interest transaction does not involve a “material amount,” the transaction shall be executed only with the previous approval of the Board of Directors. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of March 31, 2017, approximately Ch$ 51.6 million) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of March 31, 2017, approximately Ch$ 516 million) regardless of the size of the transaction. The same procedure shall be applicable in case the transaction complies with the Company’s habitual policies and in if the Company owns directly or indirectly at least the 95% of the other party in the transaction.

If the transaction does not comply with the aforementioned scenarios it will only be able to be consummated if: (i) it is immediately informed to the Board of Directors, (ii) it is approved by the Board of Directors with the abstention of involved Directors; (iii) the Transaction is informed to the next shareholders meeting. In case the majority of the directors are involved in a related transaction it will only be able to consummate if it is approved unanimously by the non-involved directors or by an extraordinary shareholders meeting. If the Transaction is subject to the extraordinary shareholders meeting’s approval, the Board of Directors shall appoint at least one independent advisor who shall inform the shareholders before the extraordinary shareholders meeting, about the Transaction’s main terms and conditions and its potential impact for company.

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

The Chilean Corporation Law provides shareholders with preemptive rights. The Law requires that options to purchase stock representing capital increases in corporations and debentures duly convertible into stock of the issuing corporation, or any other securities extending future rights over such stock, must be offered, at least once, to existing shareholders, proportionally to the number of shares owned by them. This right is eminently renounceable or transferable. A corporation must distribute any bonus stock in the same manner.

The Chilean Corporation Law also provides shareholders with a right to withdraw from a corporation in certain situations. Unless there is an ongoing bankruptcy proceeding, if a shareholders’ meeting approves any of the following matters, dissenting shareholders will be automatically entitled to withdraw from the corporation upon payment by the corporation of the market value of their shares:

a)	conversion of the corporation into a different type of legal entity;
b)	merger of the corporation;
c)	disposition of 50% or more of the assets of the corporation, whether or not including the liabilities;
d)	guarantee of a third party’s liabilities with collateral exceeding 50% of the corporation’s assets;
e)	establishment or extension of preferences in connection with a series of shares, or any other modification of existing preferences, in which case only dissenting shareholders in the affected series will have the right to withdraw;
f)	Curing certain errors or defects affecting the corporate charter, or the amendment of its the By-Laws giving right to one or more of the matters listed above.

In addition, shareholders may withdraw if a person becomes the owner of 95% of the outstanding shares of the corporation as a consequence of a share acquisition.

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
70

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

The Central Bank of Chile adopted a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of Ch$ 6.7 million approximately (US$10,000));

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

Chile

Chile and the United States signed in January 2010 a double taxation treaty; its ratification is pending by Chile and the United States. Diplomatic notes were exchanged in year 2011 in order to amend the treaty’s original wording. There is no clarity as to when the treaty may enter into force. The following discussion is based exclusively on Chilean domestic tax legislation

The discussion summarizes the material Chilean income tax consequences of the purchase, ownership and disposition of ADS or shares of Common Stock by an individual who is neither domiciled in, nor a resident of, Chile for tax purposes or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (a “foreign holder”). However, it is not a full description of all tax considerations that may be relevant to a decision related to the ADS or shares of Common Stock. The discussion is based on Chilean income tax laws, regulations and rulings of the Chilean Internal Revenue Service, including Rulings No. 324 of 1990, No. 3985 of 1994, No. 1969 of 1995, No. 3807 of 2000, N° 1705 of 2006, 224 of 2008, 1948 and 3020 both of 2011, and Circular Letter No. 7 of 2002, as well as Resolution No. 36 of 2011, all of which are subject to change.

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

Cash Dividends and Other Distributions

Cash dividends paid by the Company with respect to the ADS or shares of Common Stock held by a foreign holder will be subject to a 35% Chilean withholding tax (the “Withholding Tax”), which will be withheld and paid to the Chilean Treasury by the Company. Chile has an imputation tax system. A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the “First- Category Tax”); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. From 1991 until 2001, the First-Category Tax rate was 15% resulting in an effective dividend withholding tax rate of approximately 23.52%. For 2002, the First-Category Tax rate was 16% resulting in an effective dividend withholding tax rate of approximately 22.62% and for year 2003 the First-Category Tax rate was 16.5%. From year 2004 until 2010 the First-Category Tax rate was 17%, resulting in an effective dividend withholding tax rate of approximately 21.69%. For year 2011, the First-Category Tax rate was 20%, resulting in an effective dividend withholding tax rate of approximately 18.75%. For year 2012, the First- Category Tax rate was 18.5%, resulting in an effective dividend withholding tax rate of approximately 20.25%. For year 2013, the First-Category Tax rate was set again at 20%, with the resulting effective dividend withholding tax rate of approximately 18.75%. For year 2014, the First-Category Tax rate was set at 21%, with the resulting effective dividend withholding tax rate of approximately 17.72%. For year 2015, the First-Category Tax rate is set at 22.5%, with the resulting effective dividend withholding tax rate of approximately 16.12%. For year 2016, the First-Category Tax rate would be set at 24%, with the resulting effective dividend withholding tax rate of approximately 14.47%. According to the Law No. 20780 of 2014, the Chilean Tax Regime has materially changed starting on 2017, as explained herein below.

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

It is important to bear in mind that according to the 2014 Tax Reform Law (Law No. 20780 and Law 20899), from January 1, 2017 two Income Tax Systems coexist between which corporate taxpayers must have chosen – and reported to the IRS– within the last seven months of 2016. Based on how the Company is organized (as a Chilean stock corporation), it will be subject to the Partial Integration System (PIS), which is briefly explained below.

According to the Partial Integration System (the “PIS”), companies must pay corporate income tax at a rate of 27% on profits accrued during the respective period. When choosing the PIS, shareholders are taxed on a cash basis, i.e., only for profits withdrawn or distributed in the corresponding commercial year. Foreign shareholders will be taxed at a 35% rate on dividends received, and the corporate income tax paid on the accrued profits will be available as a credit. Generally, the corporate income tax paid on the accrued profits is only partially available as a credit (approximately 65% of it).

An exception applies to shareholders residing in treaty countries, who will be entitled to a full credit (100% of the corporate income tax paid on accrued profits). Furthermore, this benefit is also extended, until 31 Dec 2019, to shareholders residing in countries with a tax treaty executed with Chile -even if not yet in force (i.e. USA).

Corporate taxpayers subject to the Partial Integration System will be subject to the following corporate tax rates:

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

Prior to Law No. 20448 published in the Official Gazette on August 13, 2010, if a capital gain was recognized on a sale or exchange of shares of Common Stock acquired upon surrender of ADRs (as distinguished from sales or exchanges of ADS abroad representing such shares) made by a foreign or Chilean resident or domiciled holder, such gain was deemed a non-taxable event provided that the requirements of Article 18 ter of the Chilean Income Tax Law were met.

However, Article 18 ter was repealed and replaced by Article 107 of the same statute (pursuant to Law No. 20448), which reproduces the rules set forth in the repealed article, but introduces a few changes as well.

The referred Article 107 entered into force on September 1, 2010. Any legal reference to Article 18 ter should be understood made to Article 107.

The requirements of Article 107 of the Chilean Income Tax Law are: (i) the share at the time of sale must have a market presence (as defined in General Ruling No. 327 issued by the Chilean Superintendence of Securities on January 17, 2012, which replaces previous General Ruling No. 103, issued in year 2001). In case the market presence of the share was lost, the sale must be made within the following 90 days after the loss of the share’s market presence; (ii) the share must have been acquired and sold after April 19, 2001 (as per former Article 18 ter); and (iii) the acquisition and sale must have been made, among others, in a Chilean stock exchange market authorized by the Chilean Superintendence of Securities. We highlight that the acquisition and sale in a foreign stock exchange market was considered in Article 18 ter, but excluded in new Article 107.

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

This change in law, does not consider any transitory rules to protect taxpayers who invested in ADRs under rules established in former article 18 ter.

Considering the requirements of Article 107 are not met and a capital gain is realized at the time of the sale of Common Stock, such capital gain, made either by a foreign holder or by Chilean resident holder, will be subject -generally- to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter).

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

Interest Rate Risk

The Company’s exposure to interest rate risk relates to its debt obligations. As of December 31, 2016 the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted to Ch$239,072 million of which, as of December 31, 2016, Ch$94,052 million is short term debt and Ch$145,019 million is long term debt with maturities through 2018 for its bank debt and 2026 for the bond debt.

As of December 31, 2016, 100% of the debt is fixed-rate and is denominated in Chilean pesos, US dollars, Brazilian Reais, Argentine pesos and Mexican pesos. The fair market value of total bank debt, as of December 31, 2016, does not significantly differ from the recorded amount in the Consolidated Financial Statements. The interest rate risk arises from the uncertainty regarding interest rate at which the Company can refinance its short term debt given the current uncertainty in the global financial markets.

The sensibility analysis, assuming that the Company does not perform interest rate hedging, indicate that, an increase/decrease of 100 base points in interest rates in all the loans with variable interest rate, at the end of 2016, the company dosn’t have debt with variable interest rate.

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

Interest Bearing Debt As of December 31, 2016

(in million of Ch$)

Expected Maturity Date

Short-Term and		Average Interest Rate	2017	2018	2019	2020	2021	There after	Short Term and Long-Term Debt	Fair Value
Long-Term Debt		%	Mn.Ch$	Mn.Ch$	Mn.Ch$;	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$
Dollar	Fixed Rate	2.66%	69,160	20,700	4,017	—	—	—	93,877	95,270
BRL	Fixed Rate	18.41%	5,356	—	—	—	—		5,356	5,568
Ch$(UF)	Fixed Rate	3.02%	14,043	21,957	8,783	8,783	—	79,043	132,610	129,655
ARG$	Fixed Rate	25.37%	2,649	629	414	—	—	—	3,692	3,814
MXN	Fixed Rate	6.57%	1,429	—	—	—	—	—	1,429	1,429
Ch$	Fixed Rate	5.61%	1,415	693	—	—	—	—	2,108	2,142
Total			94,052	43,979	13,214	8,783	—	79,043	239,072	237,878

By comparison, as of December 31, 2015 the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted to Ch$236,218 million of which, as of December 31, 2015, Ch$75,488 million was short term debt and Ch$160,218 million was long term debt. As of December 31, 2015, most of the financed debt had a fixed-rate with maturities through 2026 as presented in the table below.

Interest Bearing Debt As of December 31, 2015

(in million of Ch$)

Expected Maturity Date

Short-Term and		Average Interest Rate	2016	2017	2018	2019	2020	There after	Short Term and Long-Term Debt	Fair Value
Long-Term Debt		%	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$	Mn.Ch$
Dollar	Fixed Rate	2.95%	39,445	46,160	22,015	4,261	—	—	111,881	115,172
Dollar	Variable Rate	1.81%	5,687	5,681	2,841	—	—	—	14,209	14,401
BRL	Fixed Rate	15.88%	4,879	—	—	—	—	—	4,879	4,700
Ch$(UF)	Fixed Rate	3.31%	16,071	12,815	21,358	8,543	8,543	25,629	92,960	94,823
ARG$	Fixed Rate	26.96%	4,793	525	278	—	—	—	5,596	6,730
MXN	Fixed Rate	5.45%	1,773	—	—	—	—	—	1,773	1,773
Ch$	Fixed Rate	5.73%	2,840	1,387	693	—	—	—	4,920	4,934
Total			75,488	66,568	47,185	12,804	8,543	25,629	236,218	242,533

Foreign Currency Exchange Rate Risk

The primary exchange rate risk that the Company faces is the depreciation of the peso against the various currencies in which Company’s revenues, costs and expenses  are denominated. The Company’s export sales are primarily denominated in US. dollars, Euros, Pounds Sterling, Canadian dollars, Brazilian reais and Swedish and Norwegian crowns, During 2016 and 2015, 80,3% and 81,1%, respectively, of the Company’s total revenues were nominated in foreign currency. This risk is partly offset by the natural hedge resulting from approximately 50% of the Company’s costs and expenses being denominated in foreign currency, primarily U.S. dollars.

A sensitivity analysis  by currency is presented below, showing the effect in Net Income as of December 2016.

	Depreciation 10%	Appreciation 10%
Currency	Th.Ch$	Th.Ch$
US Dollar	5,546,444	(5,546,444)
Sterling Pound	3,314,911	(3,314,911)
Euro	1,003,488	(1,003,488)
Canadian Dollar	517,643	(517,643)
Brazilian Real	1,806,479	(1,806,479)
Swedish Crown	514,287	(514,287)
Norwegian Crown	181,236	(181,236)
Mexican Peso	454,061	(454,061)
Argentinean Peso	(1,074,330)	1,074,330
Total	12,264,219	(12,264,219)

A sensitivity analysis by currency is presented below, showing the effect in Net Income as of December 2015.

	Depreciation 10%	Appreciation 10%
Currency	Th.Ch$	Th.Ch$
US Dollar	3,040,695	(3,040,695)
Sterling Pound	2,322,687	(2,322,687)
Euro	804,704	(804,704)
Canadian Dollar	355,127	(355,127)
Brazilian Real	1,360,232	(1,360,232)
Swedish Crown	427,269	(427,269)
Norwegian Crown	117,536	(117,536)
Mexican Peso	312,503	(312,503)
Argentinean Peso	(790,509)	790,509
Total	7,950,244	(7,950,244)

A sensitivity analysis by currency is presented below, showing the effect in Equity as of December 2016.

	Depreciation 10%	Appreciation 10%
Currency	Th.Ch$	Th.Ch$
US Dollar	24,930,118	(24,930,118)
Sterling Pound	13,419,013	(13,419,013)
Euro	6,853,704	(6,853,704)
Canadian Dollar	2,156,353	(2,156,353)
Brazilian Real	3,349,844	(3,349,844)
Swedish Crown	1,744,631	(1,744,631)
Norwegian Crown	573,453	(573,453)
Mexican Peso	1,983,734	(1,983,734)
Total	55,010,850	(55,010,850)

A sensitivity analysis by currency is presented below, showing the effect in Equity as of December 2015.

	Depreciation 10%	Appreciation 10%
Currency	Th.Ch$	Th.Ch$
US Dollar	19,971,414	(19,971,414)
Sterling Pound	12,333,100	(12,333,100)
Euro	5,705,633	(5,705,633)
Canadian Dollar	1,905,016	(1,905,016)
Brazilian Real	3,496,527	(3,496,527)
Swedish Crown	1,630,063	(1,630,063)
Norwegian Crown	482,054	(482,054)
Mexican Peso	1,514,087	(1,514,087)
Total	47,037,894	(47,037,894)

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

In addition, domestic sales of the Company’s Argentine subsidiaries are denominated in Argentine pesos, which represent 1,1% of total sales of the Company and would therefore be affected by the devaluation of the local currency. In order to mitigate the exchange rate risk the Company manages financial debt in Argentine pesos.

The following table sets forth the Company’s assets and liabilities subject to exchange rate risk as of December 31, 2016. The value of these foreign currency denominated assets and liabilities are represented in millions of Chilean pesos at the applicable exchange rate on December 31, 2016, which is included in the final row of the table.

Assets and Liabilities Subject to Foreign Exchange Risk
As of December 31, 2016
(in million of Ch$/except Exchange Rate)
Applicable Currency of

Asset/Liability	USD(1)	EUR(2)	GBP(3)	CAD(4)	ARS(5)	SEK(6)	NOK(7)	BRL(8)	MXN(9)	ZAR(10)
Cash	13,142	311	1,476	116	806	827	905	2,039	451	82
Derivatives Contracts Current	178	237	576	74	—	141	54	21	166	—
Other Assets Current	118,614	17,926	38,713	5,797	29,010	9,436	3,744	23,740	12,892	33
Property, Plant and equipment	42,644	3,612	106	2	26,912	—	—	44	41	2
Derivatives Contracts Non Current	3,905	3,324	5,441	977	—	612	—	—	—	—
Other Assets Non Current	57,465	121	43	19	337	5	12	5,685	428	2
Total Assets	235,948	25,531	46,355	6,985	57,065	11,021	4,715	31,529	13,978	119
Derivative Contracts Current	5,655	51	911	7	—	28	—	720	5	—
Current Liabilities	95,408	5,084	14,631	2,140	20,468	4,354	2,833	10,166	7,761	43
Derivative Contracts Non Current	3,861	—	—	—	—	—	—	46	66
Long-Term Liabilities	25,419	—	—	—	1,043	—	—	—	—	—
Total Liabilities	130,343	5,135	15,542	2,147	21,511	4,382	2,833	10,932	7,832	43

Exchange Rate	669.47	705.60	826.10	498.38	42.28	73.66	77.64	205.82	32.46	48.85

(1) USD: US. dollar

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

In 2016, 53.2% of the grapes used in the production of its premium, varietal, bi-varietals and sparkling wines were purchased by the Company from independent growers in Chile, Additionally, in 2016, the Company purchased the grapes and bulk wine required to produce approximately 75.6% of the popular wines sold by the Company. Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company’s results of operations. As of December 31, 2016, the Company did not hold any grape price-sensitive instrument, derivatives for commodity contracts.

Inflation Risk

A unique feature of the Chilean financial markets is the volume of corporate bonds denominated in UF instead of Chilean Pesos. Investors prefer corporate bonds denominated in UF because they can receive specific returns without the bearing the risk of inflation; this means, however, that the risk of inflation is transferred to the debt issuer. Currently, Viña Concha y Toro is exposed to the UF (Unidad de Fomento) in the following instruments: Corporate Bonds, Bank Loans and Time Deposits, decreasing in part the Company’s total exposure.

As of December 31, 2016, 41.1% of the Company’s debt is denominated in UF. In order to hedge the fluctuation of UF, the Company entered into various swap contracts.

During 2016 the Company recognized a loss amounting to Th.Ch$ 2,739,734 which relates to the adjustment of short and long-term financial debts indexed to the variation of UF. A variation of 100 base points in the inflation that refine the UF in this period would generate a greater loss /gain amounting to ThCh$ 1,207,884, with effect on profit or loss.

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

•          taxes and other governmental charges.

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

•          such expenses as are incurred by the Depositary in the conversion of foreign currency.

•          a fee not in excess of Ch$ 2,400 (approx, US$5.00) or less per 100 ADS (or portion thereof) for the execution and delivery of ADRs and the surrender of ADRs.

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

Amounts payable by the depositary to the Company

Fees Incurred in Past Annual Period Under the fee agreement between us and the Depositary, the Depositary agrees to pay certain fees relating to the maintenance of the ADRs. Certain fees we encounter related to our ADRs are reimbursed to us by the Depositary. From January 1, 2016 to December 31, 2016, we received from the Depositary approximately Ch$ 40,0 million (US$59,500) corresponding to the annual stock exchange listing fees.

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

ITEM 15:            CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures. The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” for the year ended December 31, 2016. Nevertheless, there are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure as of the end of the period covered by this report.

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

The Company’s management, with the assistance of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making this assessment, the Company’s management used the criteria set forth in the 2013 Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework.

Based on the evaluation under these criteria, management has concluded that, as of December 31, 2016, the Company’s internal control over financial reporting was effective.

(c)  Report of the Registered Public Accounting Firm See page F-3 of this Annual Report for the report on the effectiveness of the Company’s internal control over financial reporting of the Company’s independent registered public accounting firm.

(d)  Changes in Internal Control Over Financial Reporting, There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.A:       AUDIT COMMITTEE FINANCIAL EXPERT

The Company currently does not have an audit committee financial expert serving on its Audit Committee. As a foreign private issuer, the NYSE rules permit the Company to follow home country law with respect to whether the members of an audit committee must include a financial expert. Under Chilean law, the Company is not required to have an audit committee financial expert serving on its audit committee.

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

A copy of the Company’s code of ethics of 2012 is available on its website (www,conchaytoro.com), The Company undertakes to provide to any person without charge, upon request, a copy of the Company’s code of ethics.

ITEM 16.C:        PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

Aggregate fees for professional services rendered by KPMG Auditores Consultores Ltda, (“KPMG”), our independent registered public accounting firm, in each of the last three fiscal years, in each of the following categories are:

	2016 ThCh$	2015 ThCh$	2014 ThCh$
Audit Fees	565,134	473,795	556,767
Audit-related fees	0	13,551	0
Tax Fees	0	4,826	791
All others fees	0	880	12,927
Total	565,134	493,052	570,485

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

ITEM 16.D:        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Mr, Rafael Guilisasti is an affiliate of the Company or a representative of such an affiliate. Mr, Rafael Guilisasti has observer status only on the Audit Committee and is not a voting member or the chair of the committee. He also does not serve as an executive officer of the Company. Therefore, he relies on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act. We do not believe that his status as an affiliate materially adversely affects the ability of our Audit Committee to act independently or to satisfy the other requirements of the listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act. See Item 6,C, — “Board Practices.”

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

Directors’ Committee and Audit Committee

According to the NYSE, listed U.S. companies must have an audit committee consisting of a minimum of three independent directors who are financially literate and at least one who is a designated financial expert. The NYSE rules, however, permit the Company, as a foreign private issuer, to follow home country law rather than the requirements of the NYSE rules, with respect to the composition of the audit committee, other than the NYSE requirement that all listed issuers must have an audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act.

Chilean law requires open stock companies with a market capitalization greater than UF 1.5 million (approximately Ch$ 38,444 million or US$54.1 million) and at least 12.5% of its shares issued with voting rights are held by individual shareholders who control or have less than 10% such shares, such as the Company, to have a Directors’ Committee, composed of three directors who meet the independence requirements under Chilean law (as described below). The Company has a Directors’ Committee, composed of a majority of independent directors, as required by Chilean law, which also performs the functions of the Audit Committee required by the NYSE. For the one director on the Directors’ Committee, who does not meet the independence requirements of Rule 10A-3, the Company relies on an exemption under Rule 10A-3(b)(iv)(D).

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
87

Director’s Independence Qualification

Under the NYSE rules, a director must meet the requirements in the “Independence Test” in order to be considered an “Independent Director”. Chilean law establishes a strict set of rules in order to consider someone as “Independent Director”. This set of rules is principally related with the person’s financial, management and kin relationship with the company, its controller and or its principal executives. Accordingly, although certain of our directors are “Independent” in accordance with Chilean law, they may not be deemed to be “Independent Directors” under NYSE listing standards.

Nominating/Corporate Governance Committee

According to the NYSE, listed U.S. companies must have a Nominating/Corporate Governance Committee composed entirely of independent directors, whose activities include identifying qualified individuals to serve on the board of directors and developing a set of corporate governance principles. This committee is not contemplated as such by Chilean law, Nominations for Board of Directors are made at the Ordinary Shareholders’ Meeting, while the Board of Directors nominates the members of the Directors’ Committee.

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

ITEM 17:            FINANCIAL STATEMENTS

Not Applicable.

ITEM 18:            FINANCIAL STATEMENTS

The following financial statements, together with the reports of KPMG Auditores Consultores Ltda, are filed as part of this Annual Report:

89

ITEM 19              EXHIBITS

List of Exhibits

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No.1-3358) for the fiscal year ended December 31, 2000.

2.11*	Form of Deposit Agreement among the Company, The Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, filed as Exhibit 4,1 to the Company’s Registration Statement on Form F-1 (No. 33- 84298) and incorporated by reference herein.

2.22*	Form of Foreign Investment Contract among the Company, The Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADS and ADRs (with English translation), filed as Exhibit 4,3 to the Company’s Registration Statement on Form F-1 (No, 33-84298) and incorporated by reference herein,

2.3*	Central Bank of Chile Chapter XXVI, filed as Exhibit 4,4 to the Company’s Registration Statement on Form F-1 (No, 33-84298) and incorporated by reference herein,

3.11*	Agency Agreement dated as of August 31, 1993 between the Company and Banfi Products Corporation, filed as Exhibit 10,1 to the Company’s Registration Statement on Form F-1 (No, 33-84298) and incorporated by reference herein,

3.22*	English Translation of Powers of Attorney granted by the Board of Directors of Inversiones Totihue S.A. to Family Principal Shareholders filed as Exhibit 3,2 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 1998,

3.23*	English Translation of Powers of Attorney granted by the Board of Directors of Rentas Santa Bárbara S.A. to Family Principal Shareholders filed as Exhibit 33 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 1998,

3.34*	English Translation of Shareholders Agreement, dated August 20, 1999, entered into by Guilisasti family and other affiliated parties relating to, among others, the transfer and voting of Common Stock filed as Exhibit 3,4 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 1999,

4.11*	English Translation of the Shareholders’ Agreement, dated June 30, 1997, entered into by Viña Concha y Toro S.A. and Baron Philippe de Rothschild, relating to the creation of Viña Almaviva S.A. filed as Exhibit 4,1 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 2000,

4.22*	English Translation of the Shareholders’ Agreement, dated November 15, 2000, entered into by Viña Concha y Toro S.A. and Amorim & Irmaos, S.G.P.S, S.A. relating to, among others, the transfer and voting of common stock and the management and administration of Industria Corchera, S.A. filed as Exhibit 4,2 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 2000,

4.33*	Stock Purchase Agreement, dated March 1, 2011, entered into by Viña Concha y Toro S.A. and Brown-Forman Corporation relating to the acquisition of Fetzer Vineyards,

4.44*	Limited Liability Company Agreement of Excelsior Wine Company, LLC dated July 14, 2011, entered into by VCT USA Inc,, a fully owned subsidiary of Viña Concha y Toro and Banfi Chile LLC, a fully owned subsidiary of Banfi Products Corporation,

8.1*	List of Significant Subsidiaries, Our significant subsidiaries, their jurisdictions of incorporation and the names under which they do business are identified in Item 4 “Information on the Company — Organizational Structure,”

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith),
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith),

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U,S,C, Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley (filed herewith), (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporates it by reference,)

*Previously filed,

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized,

VIÑA CONCHA Y TORO S.A.
Registrant

By:	/s/ EDUARDO GUILISASTI G.
	Name:	Eduardo Guilisasti G.
	Title:	Gerente General/
General Manager
(Chief Executive Officer)

	Date:	May 1, 2017

By:	/s/ OSVALDO SOLAR V.
	Name:	Osvaldo Solar V.
	Title:	Gerente Corporativo de Administración y Finanzas/
Corporate Chief Financial Officer
(Chief Financial Officer)

	Date:	May 1, 2017

EXHIBIT INDEX

Exhibit

Number

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1,1 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 2000.

2.11*	Form of Deposit Agreement among the Company, The Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, filed as Exhibit 4,1 to the Company’s Registration Statement on Form F-1 (No, 33-84298) and incorporated by reference herein,

2.22*	Form of Foreign Investment Contract among the Company, The Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADS and ADRs (with English translation), filed as Exhibit 4,3 to the Company’s Registration Statement on Form F-1 (No, 33-84298) and incorporated by reference herein,

2.33*	Central Bank of Chile Chapter XXVI, filed as Exhibit 4,4 to the Company’s Registration Statement on Form F-1 (No, 33-84298) and incorporated by reference herein,

3.11*	Agency Agreement dated as of August 31, 1993 between the Company and Banfi Products Corporation, filed as Exhibit 10,1 to the Company’s Registration Statement on Form F-1 (No, 33-84298) and incorporated by reference herein,

3.22*	English Translation of Powers of Attorney granted by the Board of Directors of Inversiones Totihue S.A. to Family Principal Shareholders filed as Exhibit 3,2 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 1998,

3.33*	English Translation of Powers of Attorney granted by the Board of Directors of Rentas Santa Bárbara S.A. to Family Principal Shareholders filed as Exhibit 3,3 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 1998,

3.44*	English Translation of Shareholders Agreement, dated August 20, 1999, entered into by Guilisasti family and other affiliated parties relating to, among others, the transfer and voting of Common Stock filed as Exhibit 3,4 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 1999,

4.11*	English Translation of the Shareholders’ Agreement, dated June 30, 1997, entered into by Viña Concha y Toro S.A. and Baron Philippe de Rothschild, relating to the creation of Viña Almaviva S.A. filed as Exhibit 4,1 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 2000,

4.22*	English Translation of the Shareholders’ Agreement, dated November 15, 2000, entered into by Viña Concha y Toro S.A. and Amorim & Irmaos, S.G.P.S, S.A. relating to, among others, the transfer and voting of common stock and the management and administration of Industria Corchera S.A. filed as Exhibit 4,2 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 2000,

4.33*	Stock Purchase Agreement, dated March 1, 2011, entered into by Viña Concha y Toro S.A. and Brown-Forman Corporation relating to the acquisition of Fetzer Vineyards,

4.44*	Limited Liability Company Agreement of Excelsior Wine Company, LLC dated July 14, 2011, entered into by VCT USA Inc,, a fully owned subsidiary of Viña Concha y Toro and Banfi Chile LLC, a fully owned subsidiary of Banfi Products Corporation,

8.1*	List of Significant Subsidiaries, Our significant subsidiaries, their jurisdictions of incorporation and the names under which they do business are identified in Item 4 “Information on the Company — Organizational Structure,”

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith),

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith),

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U,S,C, Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley (filed herewith), (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporates it by reference,)

*Previously filed,

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

Ch$ - Chilean pesos

ThCh$ - Thousands of Chilean pesos

USD - United States dollars

ThUSD - Thousands of United States dollars

UF - The UF (Unidad de Fomento) is an inflation-indexed, peso-denominated monetary unit, The UF rate is set daily in advance, based on the change in the Chilean Consumer Price Index of the previous month,

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Viña Concha y Toro S.A.:

We have audited the accompanying consolidated statements of financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and direct cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of Viña Concha y Toro S.A.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Viña Concha y Toro S.A.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 1, 2017 expressed an unqualified opinion on the effectiveness of Viña Concha y Toro S.A.’s internal control over financial reporting.

/s/ KPMG

KPMG Auditores Consultores Ltda.

Santiago, Chile

May 1, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Viña Concha y Toro S.A.:

We have audited Viña Concha y Toro S.A.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Viña Concha y Toro S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Viña Concha y Toro S.A.’s internal control over financial reporting based on our audit.

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

In our opinion, Viña Concha y Toro S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity, and direct cash flows for each of the years in the three-year period ended December 31, 2016, and our report dated May 1, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

KPMG Auditores Consultores Ltda.

Santiago, Chile

May 1, 2017

F-3

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2016, and 2015

ASSETS	Note	As of December 31, 2016	As of December 31, 2015
		ThCh$	ThCh$

Current assets
Cash and cash equivalents	(6)	47,213,517	30,635,184
Other current financial assets	(7)	5,492,090	6,506,725
Other current non-financial assets	(16)	7,498,526	6,234,877
Trade and other accounts receivable	(8)	180,332,662	186,960,410
Accounts receivable from related entities	(9)	12,954,739	11,454,348
Inventory	(10)	231,224,426	235,986,491
Biological Assets	(15)	19,186,291	18,259,302
Current tax assets	(21)	17,501,606	14,020,528

Total current assets other than those assets or group of assets for disposal classified as held for sale or held to distribute to owners		521,403,857	510,057,865

Total current assets		521,403,857	510,057,865

Non-current Assets
Other financial assets	(7)	18,303,296	12,253,113
Other non-financial assets	(16)	4,467,288	2,235,305
Accounts receivable	(8)	4,624,317	4,006,229
Investments accounted for using equity method	(11)	23,433,439	23,602,244
Intangible Assets other than goodwill	(13)	40,647,715	41,130,497
Goodwill	(12)	26,769,828	28,396,882
Property, Plant and equipment, net	(14)	361,004,006	347,762,584
Deferred tax assets	(21)	15,184,840	13,242,753

Total non-current assets		494,434,729	472,629,607

Total assets		1,015,838,586	982,687,472

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2016, and 2015

LIABILITIES AND SHAREHOLDERS EQUITY	Note	As of December 31, 2016	As of December 31, 2015
		ThCh$	ThCh$

Current liabilities
Other financial liabilities	(18)	101,999,046	90,851,939
Trade and other accounts payable	(20)	118,611,533	106,997,484
Accounts payable to related entities	(9)	5,256,371	6,231,830
Other provisions	(24)	22,725,436	27,969,310
Current tax liabilities	(21)	29,621,865	18,056,310
Provisions for benefits to employees	(23)	15,821,285	13,496,642
Other non-financial liabilities		834,426	2,989,974
Total current liabilities other than liabilities included in groups of assets for disposal classified as held for sale		294,869,962	266,593,489

Total current liabilities		294,869,962	266,593,489

Non-current liabilities
Other financial liabilities	(18)	148,992,036	208,990,120
Accounts payable to related entities	(9)	319,601	536,570
Deferred tax liabilities	(21)	50,388,290	48,793,801
Provisions for benefits to employees	(23)	2,859,643	2,617,507
Other non-financial liabilities		702,434	820,437

Total non-current liabilities		203,262,004	261,758,435

Total liabilities		498,131,966	528,351,924

Shareholder’s equity
Issued capital	(26)	84,178,790	84,178,790
Retained earnings		426,521,298	397,480,284
Other reserves		5,509,389	(28,948,025)

Equity attributable to Owners of the Parent		516,209,477	452,711,049

Non-controlling interests		1,497,143	1,624,499

Total Shareholder’s equity		517,706,620	454,335,548

Total Shareholders’ equity and Liabilities		1,015,838,586	982,687,472

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December, 31 2016, 2015 and 2014

CONSOLIDATED STATEMENTS OF INCOME	Note	From January 1 to	From January 1 to	From January 1 to
		December 31, 2016	December 31, 2015	December 31, 2014
		ThCh$	ThCh$	ThCh$

Revenue	(29)	658,447,621	636,194,074	583,313,064
Cost of Sales	(30)	(412,381,871)	(391,505,147)	(360,130,910)

Gross margin		246,065,750	244,688,927	223,182,154

Other income	(31)	8,661,903	1,683,792	1,108,421
Distribution costs	(30)	(150,913,076)	(140,617,106)	(129,478,984)
Administrative expenses	(30)	(31,562,168)	(31,836,192)	(29,821,043)
Other expenses by function	(30)	(2,067,273)	(2,897,513)	(1,980,063)

Income From operating activities		70,185,136	71,021,908	63,010,485

Financial income	(32)	970,651	621,644	736,622
Financial expense	(32)	(10,305,449)	(10,034,845)	(10,342,307)
Participation in profits of associates and joint ventures accounted for using the equity method	(11)	4,511,072	5,324,722	3,694,551
Exchange differences	(32)	749,876	796,468	2,231,871
Income for adjustments units	(32)	(39,279)	(849,417)	(2,933,059)

Income before tax		66,072,007	66,880,480	56,398,163

Income tax expense	(21)	(17,542,419)	(16,518,092)	(18,400,999)

Net income from continued operations		48,529,588	50,362,388	37,997,164

Net Income		48,529,588	50,362,388	37,997,164

Net income attributable to:
Net income attributable to equity owners of controlling interest	(25)	47,931,093	49,797,379	37,397,592
Net income attributable to non-controlling interest		598,495	565,009	599,572

Net profit		48,529,588	50,362,388	37,997,164

Earnings per share
Basic and diluted earnings per share	(25)	64.16	66.66	50.06

Profit per basic share		64.16	66.66	50.06

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 2016, 2015 and 2014.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	From January 1 to	From January 1 to	From January 1 to
	December 31, 2016	December 31, 2015	December 31, 2014
	ThCh$	ThCh$	ThCh$

Net income	48,529,588	50,362,388	37,997,164

Components of other comprehensive income, before taxes

Foreign currency translation differences
(Losses) gains from foreign currency translation differences (*)	(10,130,826)	9,531,432	4,268,484

Actuarial Benefits Plans
Actuarial gains (losses~~)~~ from defined benefits plans	52,739	25,206	(102,731)

Financial Assets available for sale
Gains (losses) from premeasurement’s of financial assets available for sale, before tax (*)	(249,305)	(76,493)	(201,181)

Cash Flow Hedges
Gains (losses) from cash flow hedges, before taxes (*)	48,700,217	(25,308,863)	(7,390,844)

Net investments hedges
Gains (losses) from net investment hedges, before taxes (*)	7,562,533	(8,603,632)	(6,228,896)

Other Components on the Comprehensive Income
Participation in the other comprehensive income of associates and joint ventures accounted for using the equity method	103,031	—	1,574,200

Income tax related to other comprehensive income

Income tax related to foreign currency translation differences of other comprehensive income (*)	1,869,010	—	—
Income tax related with defined benefits plans of other comprehensive income	(12,796)	(17,241)	40,863
Income tax related to financial assets available for sale on other comprehensive income (*)	67,312	20,654	17,476
Income tax related to cash flow hedges of other comprehensive income (*)	(11,689,493)	5,711,132	311,456
Income tax related to net investments hedges of other comprehensive income (*)	(1,815,008)	—	—
Income taxes related to changes in revaluation surplus from other comprehensive income (*)	—	—	(425,034)

Total comprehensive income	82,987,002	31,644,583	29,860,957

Comprehensive income attributable to:
Comprehensive income attributable to controlling interest	82,388,507	31,079,574	29,261,385
Comprehensive income attributable to non-controlling interests	598,495	565,009	599,572

Total comprehensive income	82,987,002	31,644,583	29,860,957

(*) When specific conditions are met, these items will be reclassified to the consolidated statement of income

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM JANUARY 1 TO DECEMBER 31, 2016

					Reserves of	Reserves of gains
		Reserves for		Reserve of gains	gains and losses	and losses on				Equity
		currency		and losses on	investments of	remeasurement of				attributable to
STATEMENT OF	Issued	exchange	Reserves of cash	on defined	equity	financial assets	Other sundry	Other	Retained	owners of the	Non-controlling	Total
CHANGES IN EQUITY	Capital	differences	flow hedges	benefit plans	instruments	available for sale	reserves	reserves	Earnings	Parent	interests	equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance January 1, 2016	84,178,790	14,105,740	(31,111,744)	(105,536)	(16,604,817)	181,507	4,586,825	(28,948,025)	397,480,284	452,711,049	1,624,499	454,335,548
Changes in equity												—
Comprehensive income												—
Net income	—	—	—	—	—	—	—	—	47,931,093	47,931,093	598,495	48,529,588
Other comprehensive income	—	(8,261,816)	37,010,724	39,943	5,747,525	(181,993)	103,031	34,457,414	—	34,457,414	—	34,457,414
Comprehensive income	—	(8,261,816)	37,010,724	39,943	5,747,525	(181,993)	103,031	34,457,414	47,931,093	82,388,507	598,495	82,987,002
Dividends	—	—	—	—	—	—	—	—	(19,982,779)	(19,982,779)		(19,982,779)
Increase (decrease) due to transfers and other changes	—	—	—	—	—	—	—	—	1,092,700	1,092,700	(725,851)	366,849
Total changes in equity	—	(8,261,816)	37,010,724	39,943	5,747,525	(181,993)	103,031	34,457,414	29,041,014	63,498,428	(127,356)	63,371,072
Final balance December 31, 2016	84,178,790	5,843,924	5,898,980	(65,593)	(10,857,292)	(486)	4,689,856	5,509,389	426,521,298	516,209,477	1,497,143	517,706,620

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM JANUARY 1 TO DECEMBER 31, 2015

					Reserve of gains	Reserves of gains
		Reserves for		Reserves of gains	and losses on	and losses on				Equity
		currency		and losses on	investments of	remeasurement				attributable to
STATEMENT OF	Issued	exchange	Reserves of cash	defined benefit	equity	of financial assets	Other sundry	Other	Retained	owners of	Non-controlling	Total
CHANGES IN EQUITY	Capital	differences	flow hedges	plans	instruments	available for sale	reserves	reserves	Earnings	the Parent	interests	equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance January 1, 2015	84,178,790	4,574,308	(11,514,013)	(113,501)	(8,001,185)	237,346	4,586,825	(10,230,220)	367,635,107	441,583,677	1,397,146	442,980,823
Changes in equity												—
Comprehensive income												—
Net Income	—	—	—	—	—	—	—	—	49,797,379	49,797,379	565,009	50,362,388
Other comprehensive income	—	9,531,432	(19,597,731)	7,965	(8,603,632)	(55,839)	—	(18,717,805)	—	(18,717,805)	—	(18,717,805)
Comprehensive income	—	9,531,432	(19,597,731)	7,965	(8,603,632)	(55,839)	—	(18,717,805)	49,797,379	31,079,574	565,009	31,644,583
Dividends	—	—	—	—	—	—	—	—	(19,951,909)	(19,951,909)	—	(19,951,909)
Increases (decreases) due to transfers and other changes	—	—	—	—	—	—	—	—	(293)	(293)	(337,656)	(337,949)
Total changes in equity	—	9,531,432	(19,597,731)	7,965	(8,603,632)	(55,839)	—	(18,717,805)	29,845,177	11,127,372	227,353	11,354,725
Final balance December 31, 2015	84,178,790	14,105,740	(31,111,744)	(105,536)	(16,604,817)	181,507	4,586,825	(28,948,025)	397,480,284	452,711,049	1,624,499	454,335,548

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM JANUARY 1 TO DECEMBER 31, 2014

					Reserve of gains	Reserves of gains
		Reserves for		Reserves of gains	and losses on	and losses on				Equity
		currency		and losses on	investments of	remeasurement				attributable to
STATEMENT OF	Issued	exchange	Reserves of cash	defined benefit	equity	of financial assets	Other sundry	Other	Retained	owners of	Non-controlling	Total
CHANGES IN EQUITY	Capital	differences	flow hedges	plans	instruments	available for sale	reserves	reserves	Earnings	the Parent	interests	equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance January 1, 2015	84,178,790	305,824	(4,434,625)	(51,633)	(1,772,289)	421,051	3,437,659	(2,094,013)	347,130,684	429,215,461	879,317	430,094,778
Changes in equity												—
Comprehensive income												—
Net Income	—	—	—	—	—	—	—	—	37,397,592	37,397,592	599,572	37,997,164
Other comprehensive income	—	4,268,484	(7,079,388)	(61,868)	(6,228,896)	(183,705)	1,149,166	(8,136,207)	—	(8,136,207)	—	(8,136,207)
Comprehensive income	—	4,268,484	(7,079,388)	(61,868)	(6,228,896)	(183,705)	1,149,166	(8,136,207)	37,397,592	29,261,385	599,572	29,860,957
Dividends	—	—	—	—	—	—	—	—	(17,081,768)	(17,081,768)	—	(17,081,768)
Increases (decreases) due to transfers and other changes	—	—	—	—	—	—	—	—	188,599	188,599	(81,743)	106,856
Total changes in equity	—	4,268,484	(7,079,388)	(61,868)	(6,228,896)	(183,705)	1,149,166	(8,136,207)	20,504,423	12,368,216	517,829	12,886,045
Final balance December 31, 2015	84,178,790	4,574,308	(11,514,013)	(113,501)	(8,001,185)	237,346	4,586,825	(10,230,220)	367,635,107	441,583,677	1,397,146	442,980,823

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF DIRECT CASH FLOWS

For the years ended December 31, 2016, 2015, and 2014

	From January 1	From January 1	From January 1
Consolidated Statements Of Cash Flows (Direct Method)	to December 31, 2016	to December 31, 2015	to December 31, 2014
	ThCh$	ThCh$	ThCh$

Cash flows from (used in) operating activities

Collections from sale of goods and services delivered	621,129,885	603,837,789	528,343,118
Payments to suppliers for goods and services	(475,455,623)	(448,302,349)	(418,554,457)
Payments to and on behalf of employees	(73,083,518)	(75,052,917)	(68,087,683)
Dividends paid	(20,708,589)	(18,251,331)	(14,118,413)
Income taxes paid	(10,191,807)	(6,177,652)	(11,970,766)
Other cash inflows, net	1,604,009	5,885,462	3,764,367
Cash flows from (used in) operating activities	43,294,357	61,939,002	19,376,166

Cash flows from (used in) investing activities

Other payments to acquire equity or debt securities of other entities	—	—	117,435
Amounts from sale of property, plan and equipment	10,058,410	216,090	156,724
Purchases of property, plant and equipment	(42,226,901)	(22,413,568)	(26,182,307)
Purchases of intangible assets	(2,679,130)	(1,658,812)	(2,502,661)
Amounts from by government subsidies	74,508	50,430	46,105
Dividends received	4,536,056	3,220,576	1,091,071
Interests received	573,302	488,210	1,435,201
Other cash inflows (outflows), net	—	—	(128)
Cash flows from (used in) investing activities	(29,663,755)	(20,097,074)	(25,838,560)

Cash flows from (used in) financing activities

Payments for other interests in equity	—	—	(200,997)
Proceeds form bank borrowings	97,374,091	16,007,330	76,365,265
Loan payments	(83,421,049)	(50,466,596)	(45,273,733)
Interest paid	(8,187,527)	(7,694,560)	(7,957,317)
Other cash inflows (outflows), net	27,437	36,418	(27,217)
Cash flows from (used in) financing activities	5,792,952	(42,117,408)	22,906,001
Net increase (decrease) in cash and cash equivalents before the effect of changes in exchange rate	19,423,554	(275,480)	16,443,607

Effects of changes in exchange rate on cash and cash equivalents

Effects of changes in exchange rate on cash and cash equivalents	(2,845,221)	606,510	1,009,895

Net increase in cash and cash equivalents	16,578,333	331,030	17,453,502
Cash and cash equivalents at the beginning of period	30,635,184	30,304,154	12,850,652
Cash and cash equivalents at the end of period	47,213,517	30,635,184	30,304,154

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. GENERAL CONSIDERATIONS

The Company’s name is Viña Concha y Toro S.A. ID No. 90.227.000 – 0, registered as listed Corporation. The Company is located in Avda. Nueva Tajamar 481, North Tower, Floor Nº 15, Las Condes, Santiago, Chile, phone (56-2) 476-5000, fax (56-2) 203-6740, postal box No. 213, Central Post Office, Santiago, e-mail webmaster@conchaytoro.cl, Website www.conchaytoro.com, with mnemonic in Chilean Stocks: Conchatoro and mnemonic in NYSE: VCO.

Viña Concha y Toro S.A. was formed as a public company by means of a Public Deed dated December 31, 1921, before the Notary Public of Santiago Mr. Pedro N. Cruz. The summary was inscribed under file 1,051 numbers 875 and 987 both Trade Registry of Santiago from the Santiago Real Estate Custodian for 1922 and was published in the Official Gazette under No.13,420, dated November 6, 1922. The Existence Authorization Decree has the No. 1.556, dated October 18, 1922.

The Company is currently registered under file 15,664 No.12, 447 in the Trade Registry of Santiago Real Estate Custodian, corresponding to year 1999; and in the Securities Register of the Superintendence of Securities and Insurance under No.0043.

Viña Concha y Toro is the biggest wine producing and exporting company in Chile. The Company is vertically integrated and operates its own vineyards, wineries and bottling plants. The Company also operates in Argentina, through Trivento Bodegas y Viñedos S.A. and in the United States of America through Fetzer Vineyards.

The Company has developed a wide wine portfolio using the brand Concha y Toro. Likewise, the Company has fostered certain projects through its subsidiaries Viña Cono Sur, Viña Maipo, Viña Quinta de Maipo, Viña Maycas del Limarí, Viña Canepa, Viñedos Los Robles, Fetzer Vineyards and Trivento Bodegas y Viñedos. Additionally, together with the prestigious French winery Barón Philippe Rothschild through a joint venture, Viña Almaviva S.A., produces the Almaviva icon, a first-class wine.

The Company has presence in the main vineyard valleys of Chile: Valle del Limarí, Aconcagua, Casablanca, Leyda, Maipo, Cachapoal, Colchagua, Curicó and Maule.

In the distribution business, the Company participates through the subsidiaries, VCT Chile Ltda. (Comercial Peumo) in Chile which has the most extensive own wine distribution network in the domestic market, Concha y Toro UK Limited (United Kingdom) in 2008, in order to strengthen its distribution, the Company established its own distribution offices in Brazil, Sweden, Norway and Finland; these began their operations during 2009.

In March, 2010 the Company formed the subsidiary VCT Group of Wineries Asia Pte. Ltd. in Singapore aimed to reinforce the presence of Viña Concha y Toro in Asia. The subsidiary is responsible to promote and distribute the products in the region.

In April, 2011, the subsidiary VCT USA Inc. was incorporated in accordance with the laws in the State of Delaware, in the United States. Through this subsidiary, the Company acquires 100 % of the shares of the U.S. wine production company, Fetzer Vineyards domiciled in California, United States of America.

This acquisition contemplated a portfolio of brand names mainly focused on the US market including, Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary and the license of Little Black Dress. Likewise, Fetzer Vineyards has 464 hectares of own and leased vineyards in Mendocino County in California, San Luis Obispo y Monterrey; and warehouses for 36 million liters in Hopland, California. Fetzer Vineyards has bottling facilities in Hopland, California employing approximately 307 employees.

In May, 2011, the Company acquired 40% of Southern Brewing Company S.A. (Cervezas Kross) with the purpose of obtaining active participation in the Premium segment of domestic beer. Dated April 15, 2013 was conducted a capital contribution which increased the Company’s direct ownership by 49%.

On July 14, 2011, VCT USA Inc. together with Banfi Corporation, formed a joint venture with an interest of 50% each, in the Excelsior Wine Company, LLC. Through this joint venture, the distribution of our products becomes performed exclusively by this new company, which was performed by Banfi Corporation prior to the above date.

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

On January 20, 2012, the Company formed in Cape Town, South Africa the subsidiary VCT Africa & Middle East Proprietary Limited. This new subsidiary is intended to promote our products in Africa and the Middle East.

In January 2013, the Company formed Gan Lu Wine Tranding (Shanghai) Co., Ltd.; this subsidiary is committed to promote our products in China.

In March of 2013, The Company formed Viña Cono Sur Organico SpA in Chile,; this subsidiary has the sole purpose of producing and selling organic grapes to its parent Cono Sur S.A.

In April 2013, the Company acquired 100% of the shares of the Norway company Agardh 227 AS (company with no transactions and assets), changing its Company name to VCT Norway AS. This subsidiary is intended to promote and distribute the products of Fetzer Vineyards in Norway.

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

In December 2014, Concha y Toro Canada Ltd, together with Charton Hobbs Inc. Company formed in accordance with the Canadian Laws, a joint venture in which participates with 50% each in the Constitution of Escalade Wines & Spirits Inc. in order to import, export, sale, produce and distribute alcoholic beverages.

In other export markets, the Company maintains strategic relationships with significant specialized distributors.

The Concha y Toro Group is composed of the companies detailed in 2.2.1.

Majority shareholders

As of December 31, 2016, the Company’s 12 majority shareholders are as follows:

Name	Number of shares	ownership%
Banco de Chile Cta. de terceros	99,961,782	13.38%
Inversiones Totihue S.A.	87,615,431	11.73%
Rentas Santa Barbara S.A.	85,274,628	11.42%
Inversiones Quivolgo S.A.	32,748,071	4.38%
Itau Corpbanca Cta. Inversionistas Ext.	31,856,693	4.26%
Fundación Cultura Nacional	25,954,278	3.47%
Inversiones SMU Ltda.	24,500,000	3.28%
Agroforestal e Inversiones Maihue Ltda.	22,337,075	2.99%
The Bank of New York según Circ. 1375 S.V.S.	22,304,120	2.99%
Constructora Santa Marta Ltda.	22,293,321	2.98%
Larraín Vial C. De Bolsa	19,088,140	2.56%
Inversiones La Gloria Ltda.	16,600,000	2.22%
Total	490,533,539	65.67%

Board of Directors

The Company is managed by a Board of Directors, which is comprised of seven members duly appointed by the General Shareholders Board. This Board of Directors serves for a three-year period, at the end of which it must be renewed in full and its members can be re-elected indefinitely. The current Board of Directors was appointed by the General Shareholders Board held on April 28, 2014, for the three-year period ending in 2017.

Pursuant to its by-laws, the Board of Directors remuneration for 2016 was established by the Company’s shareholders at the General Shareholders’ Meeting as 1.3% of the net profit for the year. In addition, an allowance of UF300 per month was approved for the executive responsibilities of the Chairman of the Board.

The remuneration paid to the Members of the Audit Committee for 2016 is equivalent to one third additional to the total remuneration that the director receives as such, in accordance with Article 50 bis of the Publicly-held Corporations Act and Circular No. 1956 issued by the Chilean Superintendence of Securities and Insurance.

Headcount (unaudited)

As of December 31, 2016, the staffing and detail of the Company’s permanent personnel is as follows:

	Parent	Subsidiaries in Chile	Subsidiaries Abroad	Consolidated
Managers, deputy Managers and main executives	89	28	73	190
Professionals and technicians	609	150	283	1,042
Other workers, salespeople and administrative	1,267	491	496	2,254
Total	1,965	669	852	3,486
F-15

NOTE 2. BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

2.1	Basis of Preparation
2.1.1	Financial Statements

These consolidated financial statements of Viña Concha y Toro S.A. and subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). These financial statements have been approved by the Board of Directors on April 28, 2017.

2.1.2	Basis of Measurement

The consolidated financial statements have been prepared on the cost basis except for the following material items included in the consolidated financial statements:

-	hedging financial instruments are measured at fair value;
-	financial assets available-for-sale financial are measured at fair value;
-	financial instruments with changes in profit and loss are valued at fair value;
-	the provision for severance indemnities is determined based on an actuarial calculation.
-	Agricultural products are measured at harvest date at fair value less costs of sale (See Note 2.13)
2.1.3	Accounting period

These Consolidated Financial Statements cover the following years:

-	Consolidated Statements of Financial Position as of December 31, 2016 and 2015.
-	Consolidated Statement of Income by Function for the years ended December 31, 2016, 2015 and 2014.
-	Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2016, 2015 and 2014.
-	Consolidated Statements of Changes in Equity for the years ended December 31, 2016, 2015 and 2014.
-	Consolidated Statements of Direct Cash Flows for the years ended December 31, 2016, 2015 and 2014.
2.1.4	Use of Estimates and Judgments

In preparing these consolidated financial statements, certain estimates made by the Company’s management have been used in order to quantify certain assets, liabilities, revenue, expenses and commitments which are recorded therein. These estimates basically refer to the following:

-	The assessment of possible indicators of impairment losses on property, plant and equipment, intangible assets, goodwill and investments.
-	The estimated useful life allocated to property, plant and equipment and intangibles.
-	The criteria used for measuring certain assets, i.e., trade receivables.
-	The assumptions used in the projection of discounted cash flows.
-	The actuarial calculation for severance indemnity obligations.
-	The fair value of derivatives or other financial instruments.
-	Net realizable value and obsolescence estimates.
-	Fair value of biological assets.

Even though these estimates have been made considering the best available information as of the date of issue of these consolidated financial statements on the events analyzed, events may occur in the future requiring their amendment (upwards or downwards) over next years, which would be made prospectively, recognizing the effect of changes in estimates in the corresponding future consolidated financial statements.

2.1.5	Classification of Balances as Current and Non-current

In the accompanying consolidated statements of financial position, balances are classified considering their maturity dates; i.e., current balances include those maturing in a period equal to or lower than twelve months and non-current include all those balances for a period that exceeds twelve months. If there exits obligations whose maturity is lower than twelve months but whose long-term refinancing is assured at the Company’s discretion, through loan agreements unconditionally available maturing at long-term, these could be classified as long-term liabilities.

2.1.6	New Standards Adopted and Standards Issued but not yet in force

As of the date of issuance of these consolidated financial statements, there are standards and amendments to standards and interpretations with first time mandatory application beginning on periods commenced as of January 1, 2016.

New Standards	Mandatory application for:
IFRS 14 Deferred Regulatory Accounts	Annual periods beginning on or after January 1, 2016.
Amendments to IFRS	Mandatory application for fiscal years beginning on:
IAS 1: Disclosure Initiative	Annual periods beginning on or after January 1, 2016.
IFRS 11, Joint Arrangements: Accounting for Acquisitions of ownerships in Joint Operations	Annual periods beginning on or after January 1, 2016.
IAS 16, Property, plant and equipment, and IAS, Intangible Assets: Clarification of acceptable methods of Depreciation and Amortization.	Annual periods beginning on or after January 1, 2016.
IAS 27, Separate Financial Statements, IFRS 10, Consolidated Financial Statements and IFRS 12, Disclosures of Ownerships in Other Entities. Application of the consolidation exception.	Annual periods beginning on or after January 1, 2016.
IAS 27, Separate Financial Statements, Equity Method in Separate Financial Statements	Annual periods beginning on or after January 1, 2016. Early adoption is allowed.
(*) IAS 41, Agriculture, and IAS 16, Property, Plant and Equipment: Plants that produce fruits.	Annual periods beginning on or after January 1, 2016. Early adoption is allowed.

(*) The company early adopted this standard in 2014.

The following accounting pronouncements have been issued by the IASB, but have not yet become effective and are effective from the dates indicated below:

New Standards and Amendments		Mandatory application for fiscal years beginning on:
Amendment IAS 7	Disclosure Initiative: Allow users of financial statements to assess changes in responsibilities arising from financing activities.	January 1, 2017
Amendment IAS 12	Recognition of deferred tax assets due to unrealized losses.	January 1, 2017
Amendment IAS 28	Investments in Associates and Joint Ventures	To be determined
Amendment IFRS 10	Consolidated Financial Statements	To be determined
IFRS 2	Share-based Payment: Clarification of accounting for certain types of share-based payment transactions.	January 1, 2018
IFRS4	Application of IFRS 9 - Financial Instruments with IFRS 4 “Insurance Contracts”.	January 1, 2018
IFRS 9	Financial Instruments: Classification and measurement	January 1, 2018
IFRS 15	Revenue from contracts with Customers	January 1, 2018
IFRS 16	Leases	January 1, 2019

The Company’s Management is in the process of analyzing these standards to determine whether or these will have a significant impact on the consolidated financial statements, in particular we can mention the following:

IFRS 9 “Financial Instruments”

In June 2014, the IASB issued a finalized version of IFRS 9 which contains accounting requirements for financial instruments, replacing IAS 39 “Financial Instruments: Recognition and Measurement”. This new standard brings together the results of the three phases of the IASB project on financial instruments: (i) classification and measurement, (ii) impairment, and (iii) hedge accounting.

IFRS 9 must be applied in an entity’s first annual IFRS financial statements for periods beginning on or after January 1, 2018. Early adoption is permitted. The standard imposes many specific transition rules, exceptions and exemptions, but, in general, should be applied retrospectively, except for most of the hedge accounting requirements, which shall be applied prospectively. IFRS 9 does not require any prior period restatements. Management has no plans to adopt this standard early.

The effects that IFRS 9 will have on the Group’s consolidated financial statements in 2018 are not yet known and cannot be reliably estimated, as it will depend on the financial instruments the group possesses and the economic conditions as of the date of its adoption, as well as on the accounting choices and judgments made during the implementation period.

i)	Classification and measurement

IFRS 9 introduces a new approach to classification of financial assets, based on two concepts: contractual cash flows characteristics and the business model. Under this new approach, the four classification categories that existed under IAS 39 “Financial Instruments: Recognition and Measurement” are replaced by the following three categories:

- amortized cost;

- fair value with changes in other comprehensive income; or

- fair value through profit or loss.

Financial liabilities under IFRS 9 are classified in a similar manner to under IAS 39 “Financial Instruments: Recognition and Measurement”. However there are differences in the requirements applicable to the measurement of financial liabilities designated at fair value through profit or loss. Changes originated by the variation of an entity’s own credit risk will be recognized in other comprehensive income.

Management has not yet carried out an assessment of the potential impact this standard will have on its consolidated financial statements.

ii)	Impairment

IFRS 9 introduces an expected credit loss model, different to the incurred credit loss model required by IAS 39 “Financial Instruments: Recognition and Measurement”. This means that under IFRS 9 impairment will be generally recognized earlier than under the current standard.

The new impairment model will be applied to financial assets measured at amortized cost or at fair value with changes in other comprehensive income. Loss allowance will be measured based on:

-	expected credit losses over the next 12 months; or
-	expected credit losses over the life of the asset if, at the reporting date of the financial statements, there is a significant increase in the credit risk of a financial instrument since the initial recognition.

The standard allows, as a matter of simplification, accounting for loss allowance on commercial receivables, contractual assets or lease receivables, based on expected credit losses over the life of these assets.

iii)	Hedge accounting

IFRS 9 introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non- financial risk exposures, and establishes a more principles based approach. The new approach will better reflect the results of risk management activities in the financial statements, allowing more elements to be eligible as hedged items: risk component of non-financial items, net positions and aggregate exposures (i.e. a combination of non-derivative and derivative instruments).

At the initial application of IFRS 9, Management may choose as an accounting policy to continue applying IAS 39 “Financial Instruments: Recognition and Measurement” the hedge accounting requirements of IAS 39 instead of the IFRS 9 requirements. Management currently intends to apply new IFRS 9 for hedge accounting on the date of its adoption.

IFRS 15 “Revenue from contracts with customers”

The new standard will supersede all current rules related to revenue recognition, including IAS 11 Construction Contracts, IAS 18 Revenue; IFRIC 13 Customer Loyalty Programmes; IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC-31 Revenues-Barter Transaction Involving Advertising Services.

The standard is required for annual periods beginning on or after January 1, 2018. Advance adoption is permitted.

Management is evaluating the impact of the application of IFRS 15, however, it is not possible to provide a reasonable estimate of the effects that this standard will have until Management has performed a detailed review.

IFRS 15 requires more detailed disclosures than current standards. Disclosure requirements represent a significant change from current practice and significantly increase the volume of disclosures to be included in the financial statements. In accordance with the plan for the implementation of this standard, established by the Company’s management, during 2017, changes and improvements will be evaluated and made necessary in systems, internal controls, policies and procedures, to collect and disclose the required information.

IFRS 16 “Leases”

IFRS 16 was issued in January 2016 by the IASB, which establishes the principles for the recognition, measurement, presentation and disclosure of leases. The new standard replaces the current IAS 17 “Leases” and their interpretations: IFRIC 4 “Determining whether an Arrangement containes a Lease “, SIC 15 “Operating lease - incentives” and SIC 27 “Evaluating the Susbstance of Transactions Involving the Legal Form of a Lease “.

The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for companies applying IFRS 15 prior to the initial application date of IFRS 16. The group does not plan to adopt IFRS 15 Standard in advance.

IFRS 16 proposes a number of practical expedients for the transition, both for the definition of leasing and for the retroactive application of the standard. The Group has not yet decided whether to use any of the practical expedients.

I) Lessee accounting: IFRS 16 requires lessees to account for all leases under a single model, similar to accounting for finance leases under IAS 17. That is, at the date of commencement of a lease, the lessee will recognize an asset for the right to use the asset and a liability for the future installments to be paid. The standard includes two voluntary recognition waivers for low value leases and short term leases.

Ii) Lessor accounting: does not change substantially from the current model of IAS 17. The lessor will continue to classify leases under the same principles of the current standard as operating or financial leases.

The Group is currently conducting an initial assessment of the potential impact of IFRS 16 on the consolidated financial statements. The quantitative effect will depend, among other things, on the method of transition chosen, on the extent to which the Group uses practical expedients and recognition exemptions, and on any additional leases that the Group may enter into in the future. Viña Concha y Toro S.A. and subsidiaries expects to disclose their transition method and quantitative information prior to the date of adoption.

2.1.7	Significant Accounting Policies

The significant accounting policies are as follows:

-	Inventories
-	Goodwill

-	Financial assets and Property, plant and equipment

-	Derivative financial instruments

-	Biological assets

-	Employee benefits
F-20

2.2	Basis of Consolidation

The consolidated financial statements include assets, liabilities, profit and loss and cash flows of Viña Concha y Toro and its subsidiaries. The effects of significant transactions performed with subsidiaries have been eliminated and have been recognized the related non-controlling ownership which are presented in both the statements of financial position and statements of income, under item non-controlling interest.

The accounting policies of direct and indirect subsidiaries are aligned with the Company’s accounting policies.

2.2.1	Subsidiaries

The subsidiaries are those entities on which Viña Concha y Toro exercises, direct or indirect control. Control is achieved when the following conditions are met: the Company has i) power over the subsidiary; ii) is exposed, or has rights to variable returns from its involvement with the subsidiary; and iii) has the capacity to use its power to affect its returns.

The Group has power over its subsidiaries when it holds the majority of the substantive voting rights or when it has less than a majority of the voting rights, and those rights are sufficient to give it the practical ability to direct the relevant activities of the subsidiary unilaterally.

To account for the acquisition of subsidiaries, Viña Concha y Toro uses the acquisition method. The acquisition cost is the fair value of assets delivered, equity instruments issued and liabilities incurred or assumed at the exchange date, and other costs directly attributable to the acquisition. Identifiable assets acquired, identifiable liabilities and contingencies assumed in a business combination are valued by its fair value at the acquisition date. The excess of the acquisition cost compared to the fair value of the Company’s ownership in net identifiable assets acquired is recognized as goodwill. Whether the acquisition cost is lower than the fair value of net assets of the acquired subsidiary, the difference is directly recognized in the statement of income.

The subsidiaries, whose financial statements have been included in the consolidation are the following:

		Ownership percentage
Tax ID No.	Company	As of December 31, 2016			As of December 31, 2015
		Direct	Indirect	Total	Total
85.037.900-9	Comercial Peumo Ltda.	—	100.0000%	100.0000%	100.0000%
84.712.500-4	Bodegas y Viñedos Quinta de Maipo SpA (Ex Viña Palo Alto SA)	54.3236%	45.6764%	100.0000%	100.0000%
82.117.400-7	Soc. Export.y Com. Viña Maipo SpA	—	100.0000%	100.0000%	100.0000%
85.687.300-5	Transportes Viconto Ltda.	—	100.0000%	100.0000%	100.0000%
97.036.000-K	Viña Cono Sur S.A.	—	100.0000%	100.0000%	100.0000%
Foreign	Trivento Bodegas y Viñedos S.A.	—	100.0000%	100.0000%	100.0000%
Foreign	Concha y Toro UK Limited	99.000%	1.0000%	100.0000%	100.0000%
Foreign	Cono Sur Europe Limited	—	100.0000%	100.0000%	100.0000%
96.585.740-0	Soc. Export. y Com. Viña Canepa S.A.	—	100.0000%	100.0000%	100.0000%
96.758.830-K	Inversiones Concha y Toro SpA	100.0000%	—	100.0000%	100.0000%
99.513.110-2	Inversiones VCT Internacional SpA	35.990%	64.0100%	100.0000%	100.0000%
Foreign	Finca Lunlunta S.A.	—	100.0000%	100.0000%	100.0000%
76.007.103-K	Viña Maycas del Limarí Limitada	—	100.0000%	100.0000%	100.0000%
Foreign	Finca Austral S.A.	—	100.0000%	100.0000%	100.0000%
Foreign	VCT Brasil Importación y Exportación Ltda.	—	100.0000%	100.0000%	100.0000%
Foreign	Concha y Toro Sweden AB	—	100.0000%	100.0000%	100.0000%
Foreign	Concha y Toro Finland OY	—	100.0000%	100.0000%	100.0000%
Foreign	Concha y Toro Norway AS	—	100.0000%	100.0000%	100.0000%
76.048.605-1	Viñedos Los Robles SpA	—	100.0000%	100.0000%	100.0000%
Foreign	VCT Group Of Wineries Asia Pte. Ltd.	—	100.0000%	100.0000%	100.0000%
Foreign	VCT USA, Inc.	100.0000%	—	100.0000%	100.0000%
Foreign	Fetzer Vineyards, Inc.	—	100.0000%	100.0000%	100.0000%
Foreign	Eagle Peak Estates, LLC	—	100.0000%	100.0000%
Foreign	VCT Mexico, S. de R.L. de C.V.	—	100.0000%	100.0000%	100.0000%
Foreign	VCT & DG Mexico, S.A. de C.V.	—	51.0000%	51.0000%	51.0000%
Foreign	Concha y Toro Canadá Limited	—	100.0000%	100.0000%	100.0000%
76.273.678-0	Viña Cono Sur Orgánico SpA.	—	100.0000%	100.0000%	100.0000%
Foreign	VCT África & Middle East Proprietary Ltd.	—	100.0000%	100.0000%	100.0000%
Foreign	Gan Lu Wine Trading (Shanghai) Co. Limited	—	100.0000%	100.0000%	100.0000%
Foreign	VCT Norway AS	—	100.0000%	100.0000%	100.0000%
Foreign	Cono Sur France S.A.R.L	—	100.0000%	100.0000%	100.0000%
Foreign	VCT Wine Retail Participacoes Ltda.	—	100.0000%	100.0000%	100.0000%

Interest in external partners, represents the portion assignable to the Company of profit and loss as of December 31, 2016 and 2015, of those companies which are consolidated as per the global integration method, and are presented as “Non-controlling interest”, in total equity in the attached consolidated statements of financial position and in the heading “Net Income attributable to non-controlling interests”, in the accompanying consolidated statements of income.

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

The definition of this functional currency relates to the fact that it is the currency that reflects or represents the transactions, events and relevant underlying terms to manage the operations of Viña Concha y Toro. For such purposes, the analysis has considered such variables as: sales price of its products, relevant markets for the Company, and sources of financing, among others.

In consolidation, items in the statement of comprehensive income related to entities whose functional currency is other than the Chilean peso have been translated to Chilean pesos using the average exchange rates. Items in the statements of financial position have been translated using the exchange rates prevailing at each year-end. Exchange differences associated with the translation of net assets of these entities have been carried to equity and recorded in a translation reserve under a separate line.

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

The Concha y Toro Group reports financial information by segments considering the information available to the Company’s key decision makers regarding matters which allow measuring profitability and making decisions on investments in business areas. The Board of Directors and the General Manager are considered to be the Company’s key decision-makers. The Company’s Management has determined that the Company operates in two business segments: Wines and Other.

The activities of these two operating segments consist of:

-Wines: production, distribution and marketing of Wines under all its brands, including agricultural, oenological and packaging operations that are transversal to all products and markets in Chile, Argentina and the United States; The storage, transportation and marketing of them in the domestic market and exports, including consolidation in those countries where there is an importer, distributor or related commercial office.

- Other: grouping of other products not specifically related to the production, distribution and marketing of Wine. This segment includes the distribution of spirits and premium beers in Chile, wine bar and tours in Pirque, among others.

The accounting policies used to determine the segmented information are the same as those used for the preparation of the Company’s Consolidated Financial Statements. The decision-makers use income before taxes as the segment operating measure. Such measurement excludes the operating leases, sales of waste, property, plant and equipment and products not considered in the segment “Other” as these are not directly attributed to the operating segments. The decision-makers use total assets as the measurement for the segment of assets. Such measurement excludes cash and cash equivalents as those assets not directly attributed to operating segments. The decision makers use total liabilities as the measurement of the liabilities segment. Such measurement excludes corporate debt, derivative financial instruments, deferred taxes and provisions for employee benefits, among others, whose obligations are not attributed to operating segments.

There are no intersegment transactions.

Geographic revenue is determined in accordance with the customer’s location.

Geographic non-current assets are determined in accordance with the physical location of assets.

2.4	Transactions in Foreign Currency and Adjustment Units

Transaction and Balances

Transactions in foreign currencies are recorded initially, applying the applicable exchange rate at the transaction date. Balances of monetary assets and liabilities are translated at year-end exchange rate; non-monetary entries in foreign currency which are measured in terms of cost are translated using the applicable exchange rate at the transaction date. Non-monetary entries in foreign currencies which could be valued at fair value are translated using the applicable exchange rate at the date in which the fair value is determined.

Exchange rates used to translate monetary assets and liabilities, denominated in foreign currency at each year-end regarding the Chilean peso, are as follows:

Foreign Currency	Abreviation	As of December 31, 2016	As of December 31, 2015
Unidad de Fomento (*)	UF	26,347.98	25,629.09
United States Dollar	USD	669.47	710.16
Pound Sterling	GBP	826.10	1,053.02
Euro	EUR	705.60	774.61
Canadian Dollar	CAD	498.38	511.50
Singapore Dollars	SGD	462.56	501.77
Brazilian Real	BRL	205.82	178.31
Argentine Peso	ARS	42.28	54.75
Norwegian Crown	NOK	77.64	80.60
Chinese Yuan	CNY	96.13	108.11
Swedish Crown	SEK	73.66	84.24
South African Rand	ZAR	48.85	45.62
Mexican Peso	MXN	32.46	40.95
Yen	JPY	5.73	5.89

(*) Adjustment unit corresponds to “Unidad de Fomento” (UF) which is a chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based in changes in the previous month’s inflation rate.

2.5	Cash and Cash Equivalents

Cash and cash equivalents includes balances in cash, banks and short-term highly-liquid investments that are readily convertible to known amounts of cash and subject insignificant risk regarding change in its value.

2.6	Financial Instruments
-	Financial Assets

Viña Concha y Toro S.A. and subsidiaries classify its financial assets under the following categories: at fair value with changes in profit and loss, available for sale, held to maturity and loans and accounts receivable. The classification depends on the purpose with which these financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

2.6.1	Financial assets at fair value through profit and loss

Financial assets at fair value with changes in profit and loss are financial assets held for trading. A financial asset is classified under this category when it is mainly acquired to be sold in the short-term. Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets under this category are classified as current assets and initially recognized at fair value in profit and loss.

2.6.2	Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments, have fixed maturities, and for which, the Company has the positive intention and ability to hold them up to maturity. After the initial measurement, held-to-maturity financial investments are subsequently measured at amortized cost. This cost is calculated as the amount initially recognized less capital prepayments, plus or less accumulated amortization using the effective interest rate method for any difference between the amount initially recognized and the amount at maturity, less any impairment loss determined as per market values.

2.6.3	Loans and Receivables

Loans and accounts receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Current assets include all recoverable items except for those with maturities exceeding 12 months from the year-end date, which are classified as non-current assets. Loans and accounts receivables are included within “Trade and other account receivables” within the statement of financial position, except for those maturing over 12 months, which are included in “Non-current accounts receivable”.

Trade and other account receivables, are initially recognized at their fair value (nominal amount which in some cases includes embedded interest) and subsequently at amortized cost using the effective interest method, less an allowance for impairment loss. This cost is calculated as the amount initially recognized less capital prepayments, plus or less accumulated amortization using the effective interest rate method of any difference between the amount initially recognized and the amount at maturity, less any impairment loss determined as per market values. Gains and losses are recognized in the statement of income when items are derecognized or impaired, as well as through the amortization process. When the notional amount of the receivable does not significantly differ from the fair value, the item is recognized at the notional amount. An allowance for impairment loss of trade receivables is recognized when there is objective evidence that impairment has occurred and is done on a case-by-case basis.

Once the procedures for preliminary and judicial collection have been exhausted, the assets will be written off against the allowance made. For a better control, the Company only uses the allowance for impairment method and not the direct write-off method.

Historical and currently renegotiations are not relevant and the policy is to analyze on a case-by-case to classify them as per the existence of risk, determining whether the reclassification corresponds to accounts for legal preliminary collection. An allowance for overdue and amounts becoming overdue is accrued if applicable.

2.6.4	Financial Assets Available for Sale

Financial assets available for sale are those which are specially designed as such or those not qualifying to be classified within the 3 prior categories of financial assets. These financial assets are included in the consolidated statement of financial position at its fair value when is possible to determine, in a reliable manner. In the case of ownerships in unlisted companies or that have low liquidity, generally, the market value cannot be determined in a reliable manner. When this case exists, they are valued at acquisition cost or for a lower amount if there is evidence of its impairment. Changes of fair value, net of its tax effect, are recorded in the consolidated statements of other comprehensive income, up to the alienation of these investments. Then the accumulated amount of this item is included in the gain or loss for the year.

In case that the fair value is lower than the acquisition cost, if there is an objective evidence that the assets suffered an impairment which cannot be considered as temporary, the difference is directly recorded in as a loss in the current year.

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

The financial liabilities are classified at fair value when held for trading or designated at initial recognition at fair value through profit or loss. This category includes the derivative instruments not designated for hedge accounting.

2.6.6	Trade Payables

Trade payables balances are subsequently measured at amortized cost using the effective interest rate method.

2.6.7	Hedge derivatives

The global derivative instrument portfolio is composed of 91.9% by contracts qualifying as hedge instruments. These were subscribed by the Concha y Toro Group within the framework of the financial risk management policy to mitigate the risks associated with exchange rate fluctuations, adjustments units (UF) and interest rates fluctuations, being these currency forward contracts and interest rate swaps.

Derivatives are recorded at fair value at the statement of financial position date. If its value is positive, these are recorded under the caption “Other financial assets” when its value is negative, these are recorded within the caption “Other financial liabilities”, reflecting the change in the fair value within the statement of comprehensive income as described below, as per the type of hedge to which these correspond:

Fair Value Hedges:

a)	The portion of the underlying for which the risk is being hedged is valued at fair value as well as the hedging instrument, recognizing in the consolidated statement of comprehensive income the fluctuations in the value of both, netting the effects under the same caption in the statement of income.
b)	Cash flow hedges:

Changes in the fair value of derivatives are recorded, in the portion in which these hedges are effective, in the reserve in total equity until transferred to the statement of comprehensive income netting this effect against the hedged item. The results corresponding to ineffective portion of hedges are directly recorded in the statement of income.

c)	Net investment hedges:

Net investments hedges in a foreign operation, including a hedge of a monetary item which is accounted for as a part of the net investment, are recorded as follows: gains or losses for the hedging instrument related to the effective portion of the hedge are recognized as a charge or credit to equity accounts, whereas any gain or loss related to the ineffective portion is recognized as a charge or credit to profit or loss. When disposing of the foreign operation, the accumulated amount of any gain or loss directly recognized in equity is transferred to the statement of income.

A hedge is considered as highly effective when changes in the fair value or cash flows of the underlying directly attributable to the hedged risk, are offset with changes in the fair value or the hedging instrument cash flows, with effectiveness ranging between 80% and 125%.

2.6.8	Embedded derivatives

The Concha y Toro Group assess the existence of embedded derivatives in financial instruments contracts and contracts for the purchase of grapes from third parties in order to determine whether their characteristics and risks are closely related to the main agreement. Should it be concluded that clauses in contracts were related to the main contract, the derivative is measured at fair value.

As of December 31, 2016 and 2015, there are no embedded derivatives for both, financial instruments contracts and contracts to purchase grapes and wine.

2.6.9	Fair value and Classification of Financial Instruments

The fair value of the different derivative financial instruments is calculated using the following procedures:

-	For derivatives quoted in an organized market, its quote price at year-end.
-	For non-negotiable derivatives in organized markets, the Group measures them using the discount of expected cash flows and generally accepted option valuation models based on market conditions, from both, cash and futures at year-end.

In consideration of the abovementioned procedures, Viña Concha y Toro and subsidiaries classifies its financial instruments in the following levels:

Level 1	Fair value obtained through direct reference to quoted prices with no adjustment.
Level 2	Fair value obtained through use of valuation techniques accepted in the market and based on prices, other than those indicated in Level 1, which are observable direct or indirectly as of the measuring date (adjusted prices).
Level 3	Fair value obtained through models internally developed or methodologies which use information that are not observable or with low liquidity.
F-28

2.6.10	Interest-bearing loans

All credits and loans are initially recognized at the fair value of the payment received less direct costs attributable to the transaction. Subsequently to the initial recognition these are measured at amortized cost using the effective interest rate method.

Gains and losses are recognized with a charge or credit and profit or loss when liabilities are derecognized or amortized.

2.7	Non-current Assets held-for-Sale

Non-current assets such as property, plant and equipment whose carrying amount will be recovered through a sales operation and not through its ongoing use are classified as held for sale. This condition is considered as met only when the sale is highly probable and the asset is available for immediate sale in its current state and transferred to the current group.

These are included in non-current assets when the investment is intended to be disposed of in the twelve months following year-end.

These assets are valued at the lower amount between the carrying amount and the estimated sales value less the costs to sell, and are no longer depreciated from the time in which are classified as non-current assets held-for-sale.

At the end of 2016 and 2015, the Company does not present non-current assets held for sale.

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

The Company and its subsidiaries have recorded impairment for obsolescence of raw materials and supplies based on technical reports and on turnover level of stocks maintained and /or from the assessment of its use in the future.

2.9	Other non-financial assets

Within the caption other non-financial assets are shown those current prepayments. These include disbursements due to prepayments related to lease of farms, insurance and advertising. These are classified in current and non-current depending on the term of their maturity.

2.10	Investment in associates

Associates are considered those entities in which the Concha y Toro Group is in a position to exercise significant influence, but not a control or joint control, through being able to manage the decisions on its financial and operating policies. Pursuant to the equity method, the investment in a subsidiary will be initially recorded at cost and its carrying amount will be increased or decreased to recognize their share of profit or loss generated by the entity.

The net profit or loss obtained in each year by these companies is illustrated in the consolidated statement of comprehensive income as “Ownership on profit (losses) of associates accounted for using the equity method.” (Equity-accounted investees).

2.10.1	Goodwill of Investments through ownership method

Goodwill from acquisitions of associates, it is not amortized and at each year-end, it is estimated if there are indications of impairment which may decrease its recoverable amount to an amount lower than the net cost recorded, in whose case, an impairment adjustment is made.

Goodwill is assigned to those cash generating units (CGUs) in which is expected to obtain a benefit from the business combination in which the acquired goodwill arose. This value is added to the investment value.

2.11	Intangible Assets
2.11.1	Industrial Brand Rights

Viña Concha y Toro and subsidiaries commercializes its products through the registration of its brands, duly recorded and fully in force. This registration has a finite useful life. Among the main brands the Company has the Concha y Toro corporate brand and its emblematic brands such as Don Melchor, Amelia, Terrunyo, Trio, Casillero del Diablo, Sunrise, Frontera, Sendero, Marqués de Casa Concha, Serie Riberas, Maipo and Quinta de Maipo, SBX, SBX Subercaseux, Maycas del Limarí, Palo Alto, Vitral, Decopas. The subsidiaries registered its brands Cono Sur, Tocornal, Isla Negra, Bicicleta, Trivento, La Chamiza, Pampas del Sur, Eolo, Tribu, Fetzer, Bonterra, Bel Arbor, Colwater Creek, Sanctuary, Five Rivers, Jekel, Anthony’s Hill, Eagle Peak, Valley Oaks, Pacific Bay, Full Circle, 1000 Stories, and McNab.

-	Registered in Chile.

Viña Concha y Toro, has a portfolio of own industrial brands registered in Chile for a ten-year renewable period. These are valued at the brand’s historical cost of registration. This value is amortized over the term of the registered brand.

-	Registered abroad.

The Company also registers its own brands abroad where it operates in the wine business. Usually, these registration rights have a term from 7 to 15 years. The registration amounts are amortized in the in-force period of the related brand registration certificate pursuant to regulations of each country. These are recorded at cost net of amortization.

Viña Concha y Toro, value the related Industrial Brand Rights at its registration cost value. Disbursements made in developments of brands are recorded as operating expenses when incurred.

2.11.2	Acquired Industrial Brand Rights

Those industrial brands rights acquired in business combinations has an indefinite useful life, consequently are not amortized and are evaluated on impairment on a yearly basis.

2.11.3	Domain Rights

Domain rights correspond to the rights of use for a unique internet address to which users can access. These domains can be domestic or foreign, for which its effective period will correspond to that indicated by the law of each country, which in general is not higher than 10 years and is renewable.

2.11.4	IT Software

Licenses for IT software acquired are recorded at cost, net of amortization. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense when incurred.

2.11.5	Research & Development

Development expenses are recorded as intangible assets provided that can be assured its technical feasibility and to demonstrate that this these can generate probable economic benefits in the future.

Research expenses are recognized as expenses when incurred. As of December 31, 2016, research expenses amounted to ThCh$1,428,710, whilst as of December 31, 2015 and 2014 these expenses amounted to ThCh$624,605 and ThCh$335,350 respectively.

2.11.6	Water Rights

Water rights acquired by the Company correspond to the exploitation right of water existing in natural sources associated to agricultural land which are recorded at cost. These are recognized at its purchase value, and given that the rights are perpetual, these are not amortizable. However, the Company applies an annual impairment test regarding these water rights.

2.11.7	Easement Rights

Easement rights, correspond to the amounts related to the acquisition of rights of way, between several co-owners from the area (access to allotments, aqueduct transit, and power lines), on agricultural land of Viña Concha y Toro, in addition to those of its subsidiary Viña Cono Sur S.A. These rights are perpetual and therefore, are not amortized but subject to “impairment test” on an annual basis, adjusting the value in case the related market value is lower, based on the last transactions performed by the Company.

2.11.8	Identification of classes of intangible assets with finite and indefinite useful lives.
Description of the Intangible Class	Useful life definition
Domains rights	Finite
Industrial Brands rights, (acquired)	Indefinite
Industrial brands Rights, registered abroad and locally	Finite
Water rights	Indefinite
Easement Rights	Indefinite
Software	Finite

2.11.9	Minimum and maximum useful lives for amortization of intangible assets

Useful life per Class of Intangible Assets	Minimum	Maximum
Licenses, trademarks rights	5	15
Software	3	8
Other identifiable intangibles	3	10

2.12	Property, Plant and Equipment

Property, Plant and equipment are recorded at cost less accumulated depreciation and impairment.

The cost of property, plant and equipment items includes its acquisition price plus all the costs directly attributable to the asset location and bringing the assets to a working condition for its intended use as expected by the Company and the initial estimate of any cost of dismantling and removal of the items or of restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, these are accounted for as separate items (major components) of property, plant and equipment.

Repair, maintenance and servicing expenses are expensed in profit or loss when incurred. Note that certain items of the Group’s property, plant and equipment require reviews on a regular basis. In this sense, the items subject to replacement are recognized separately from the remaining value of the existing asset and with a segregation level which allows for depreciating them in the period between the current and next repair.

2.12.1	Costs Policy on financial interests

Costs for the financing interest attributable to the acquisition or construction of assets which require a substantial period of before being ready for use or sale are also included as an item of property, plant and equipment. Capitalized financial expenses are obtained when applying a capitalization rate, which is determined using the weighted average of all costs for the entity’s interest dividen by the loans in force during the period.

Financing costs incurred from the acquisition of an asset up to the date in which these are ready for use are included in the asset value as established in IAS 23.

In case that the period used for the construction of property, plant and equipment is higher than fair time, capitalization of interest is discontinued.

2.12.2	Depreciation

Items of property, plant and equipment are depreciated on a straight-line basis through the distribution of asset’s acquisition cost less the estimated residual value between the estimated useful lives of each component.

Viña Concha y Toro and subsidiaries assesses at each annual reporting date, the existence of any asset impairment loss related to property, plant and equipment. Any reversal of the impairment loss is recorded directly in profit and loss.

The useful lives of assets are detailed as follows:

Asset	Useful Life
Buildings	10 to 40
Plant and equipment	3 to 20
IT equipment	3 to 7
Fixed installations and accessories	5 to 30
Vehicles	6
Improvement in leased goods	5 to 19
Other Property, plant and equipment	3 to 20

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

These government grants in the benefit of the Company are recorded within property, plant and equipment (see Note 14.2 d) under the equity accounting method and deducted from the values of work in-progress and irrigation materials.

2.13	Biological Assets

The Company and subsidiaries present within current biological assets the agricultural product (grapes) derived from plantations under production which are intended to be the supply for the wine production process.

For the agricultural product (grapes) which is in the growing stage up to harvest, the costs are accumulated up to the time of harvest.

In accordance with IAS 41, and based on the results of analysis and calculation the Company concluded that the fair value of grapes at the time of harvest approximates the book value and therefore the grapes at the point of harvest are considered to be measured at fair value less costs to sell, and then transferred to inventory.

2.14	Impairment of non-financial assets

On an annual basis, the Company assesses impairment loss under with the methodology established by the Company under with IAS 36. Assets on which this methodology applies, are as follows:

-	Property, plant and equipment
-	Intangible Assets
-	Investments in Associates
-	Other Long-term Assets (Projects)
-	Goodwill

Assets subject to depreciation and amortization are tested for impairment, provided that at any event or changes in circumstances indicate that the carrying amounts may not be recovered. An impairment loss is recognized as the excess of carrying amount over its recoverable amount. The recoverable amount is the higher of the asset fair value less the costs to sell or value in use. In order to evaluate impairment losses, assets are grouped together into cash generating units (CGUs). Non-financial assets, other than goodwill that have been affected by an impairment loss are subject to reviews as of each year-end for any events which justifies the reversal of losses. Impairment tests are performed under the following methods indicated in IAS 36:

-	Cash flows deducted from income prepared for groups of property, plant and equipment. (CGU) identified.
-	Comparison of market fair values against cash flows to determine the recoverable amount between them and then compare to the carrying amount.
-	Discounted cash inflows to assess impairment loss in investments in associates.
2.14.1	Impairment of Property, plant and equipment and Investments in Subsidiaries

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

The Company annually performs tests on its indefinite-lived intangible assets for impairment or when there is an indication that an asset could be impaired.

If the recoverable value of an asset is considered to be lower than its carrying amount, the latter is decreased to its recoverable amount.

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

Upon application of the equity method, Viña Concha y Toro S.A. and subsidiaries determine whether it is necessary to recognize an additional impairment loss for the investment maintained in its associates. On an annual basis, the Company establishes if exist an objective evidence that the investment in associates or joint ventures is exposed to impairment risk. If this is the case, the Company calculates the impairment amount as the difference between the fair value of the associate and the acquisition cost. According to IAS 36, and in the event, that the acquisition cost is higher, the difference is recognized with a charge to profit and loss.

2.14.5	Goodwill

Goodwill generated from the purchase of investments are not amortized and at December 31st of each fiscal year, or more often when there may be indications of impairment, an impairment test is carried out, and if there are indications that they may decrease their recoverable value to an amount lower than the net cost recorded, an impairment adjustment occurs.

The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the acquired goodwill arose.

2.15	Lease Agreements

Lease agreements where all risks and substantial benefits are transferred are classified as finance leases.

Assets received through lease agreements, which meet the characteristics of a finance lease arrangement, are recorded as acquisition of property, plant and equipment at the lower between fair value and the present value of the future minimum lease payments.

Each lease payment is allocated between the liability and the finance charges to obtain a constant interest rate on the debt outstanding balance.

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

Viña Concha y Toro S.A. and its subsidiaries records its income tax based on the net taxable income determined under regulations established by the Chilean Income Tax Law (ITL) and of foreign countries where certain subsidiaries are based.

The income tax expense for the year for these companies, is determined as the sum of the current taxes of the different companies, resulting after the application of the tax rate on taxable income for the year once the tax deductions that are allowed are applied.

On September 29, 2014, the Tax Reform Act was enacted, which among other aspects, defines the tax regime by default that applies to the company, the corporate rate tax that by default will be applied gradually to companies between 2014 and 2018.

In accordance with the Tax Reform established by Law No. 20,780 and No. 20,899 which simplifies this law, the Holding companies by default are subject to the tax system established in article 14 B) of the income tax law, known as ” Partially Integrated Regime “, which implies the payment of a corporate tax rate of 25.5% for 2017 and 27% for 2018 and following years.

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

Changes in deferred tax assets or liabilities not arising from business combinations are recognized in profit or loss or net equity in the consolidated statement of financial position based on where the originating gain or losses arise.

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

As of the date of the consolidated statement of financial position, the unrecognized deferred tax assets are revaluated and recognized provided that is highly probable that future taxable gains will allow the recovering of these deferred tax assets.

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

Actuarial gains or losses arise from the deviations between estimates and actuality of the actuarial hypothesis behavior or in the reformulation of the established actuarial hypothesis, which are directly recorded in Other Comprehensive Income.

2.18	Provisions

The provisions are recorded when relate to present, legal or assumed obligations, generated because of a past event which can be estimated in a reliable manner and is probable that a resource balance is required to pay the obligation.

2.19	Capital

The capital of Viña Concha y Toro is represented by ordinary shares of a unique series and with no par value.

2.20	Minimum Dividend

Article No. 79 of Law for Corporations in Chile establishes that, unless a different agreement is adopted in the Shareholder Meeting, for the unanimity of issued shares, the Open Corporations must distribute on an annual basis as dividend in cash to their shareholders, at prorate of their shares or in the ratio established in statutes if preferred shares exists, at least 30% of the Company’s net income of each year, except when correspond to assimilate accumulated losses from prior years.

2.21	Earnings (Losses) per Share

The basic earnings (losses) per share are calculated as the quotient between the net earnings (losses) of the year attributable to the Parent Company and the weighted average number of ordinary shares of the Parent in circulation during the same year. The Company has not performed any type of operation of potential diluted effect which supposes a benefit per diluted share other than the basic benefit per share.

2.22	Statement of Cash Flows – Direct Method

For the purposes of the consolidated statement of cash flows, cash and cash equivalents relates to cash and highly liquid short-term investments, respectively; the latter are easily convertible in cash and subject to a non-significant risk of change in its value.

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

Revenue from sales of products and services are recognized by Viña Concha y Toro and subsidiaries when the relevant risks and rewards from the ownership of products are transferred to the buyer; usually, when the ownership and risk are transferred to the customer and products are delivered in the agreed location or delivery is postponed in accordance with the buyer’s will, which, nonetheless becomes the owner of goods and accepts billing for those products. Revenue is measured at the fair value of the consideration received or receivable.

Expenses are recognized on an accrual basis.

Revenue is presented net of value-added taxes, returns, rebates and discounts and after the elimination of sales performed among the subsidiaries, which are described as follows:

2.23.1	Sale of goods and products

Revenue from sale of goods and products must be recognized and recorded in the financial statements when each and all the following conditions are met:

a)	The Company has transferred to the buyer the significant risks and rewards arising from the ownership of the goods;
F-39

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

NOTE 3. ESTIMATES DETERMINED BY MANAGEMENT

The preparation of consolidated financial statements require that Management perform estimates and use assumptions which affect the amounts included in these consolidated financial statements and related notes. Estimates made and assumptions used by the Company are based on the historic experience, changes in the industry and information provided by qualified external sources. However, the results could differ from estimates under certain conditions, and in some cases, have a significant variation.

Estimates and significant accounting policies are defined as those that are important to properly reflect the Company’s results and financial position and/or those which require a high degree of Management’s judgment.

Main estimates and applications of the professional criteria that because of its variation could give rise to significant adjustments on book values of assets and liabilities within the next financial period are related to the following concepts:

3.1	Assessment of possible impairment losses

As of the closing date of each year, or in those dates in which is considered as necessary, an analysis is performed to asset’s value in order to determine if there is an indication that these have been impairmed. If any, estimation on the recoverable amount of this asset is performed, in this case, the coverable amount with respect to the asset’s book value. If these are identifiable assets which do not independently generate cash flows, an estimate is performed on the recoverability of the Cash Generating Unit to which this asset belongs.

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

3.4	Actuarial Calculation of Benefits to Employees

The Company’s determination of provision for severance indemnity is agreed, only the equivalent to a specific number of days per year of service, under certain conditions. This has been determined through the actuarial value of the benefit accrued cost. This method allowed performing estimates based on the future permanence of those involved in this benefit, mortality rates, future increases in remunerations and discount rates, among others.

3.5	Fair Value of Derivative Contracts or Other Financial Instruments (Hedges)

In the case of derivative financial instruments, the assumptions used by the Group are based on the market rates quoted, restated by the instrument’s specific features.

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

In order to mitigate and manage the exchange rate risk, the Company reviews daily the net exposure on each currency for the existing entries, and hedge this differential mainly using currency forward operations at a term lower or equal to 90 days. In certain opportunities, the Company can also use Cross Currency Swap or any other derivative.

The sensibility analysis assuming that the Company had no hedging during 2016, indicates that a depreciation /appreciation by 10 % of the Chilean peso, with respect to the different currencies in which the Company maintains assets and liabilities, would have generated a loss/gain amounting to ThCh$12,264,219. This sensitization is performed assuming that all other variables remained constant and considering, in all the currencies, the average assets and liabilities maintained during the indicated period of time.

Sensibility analysis by currency, effect on net income for the year ended as of December 31, 2016:

	10% Depreciation	10% Appreciation
	in ThCh$	in ThCh$
United States dollar	5,546,444	(5,546,444)
Pound Sterling	3,314,911	(3,314,911)
Euro	1,003,488	(1,003,488)
Canadian dollar	517,643	(517,643)
Brazilian Real	1,806,479	(1,806,479)
Swedish crown	514,287	(514,287)
Norwegian crown	181,236	(181,236)
Mexican peso	454,061	(454,061)
Argentine Peso	(1,074,330)	1,074,330
Total	12,264,219	(12,264,219)
F-43

Sensibility analysis by currency, effect on net income for the year ended as of December 31, 2015:

	10% Depreciation	10% Appreciation
	in ThCh$	in ThCh$
United States dollar	3,040,695	(3,040,695)
Pound Sterling	2,322,687	(2,322,687)
Euro	804,704	(804,704)
Canadian dollar	355,127	(355,127)
Brazilian Real	1,360,232	(1,360,232)
Swedish crown	427,269	(427,269)
Norwegian crown	117,536	(117,536)
Mexican peso	312,503	(312,503)
Argentine Peso	(790,509)	790,509
Total	7,950,244	(7,950,244)

Additionally, and in accordance with the sensibility of the impact on net equity and the appreciation or depreciation of each currency, the Company hedges a portion of the expected entries pursuant to its sale forecasts with currency forward sales at terms higher than 90 days.

The impact in net equity on expected entries on one part emanate from losses /gains which could generate the depreciations /appreciations of the Chilean peso with respect to the currencies in which the export is made, as well as the gains/losses which could be generated because of lower/higher costs in the cases in which these currencies are denominated or indexed to the variation of these currencies.

The sensibility analysis manifests that a depreciation/appreciation by 10 % of the Chilean peso with respect to the different currencies in which the Company generate income and expenses, would have represented in 2016 a loss /gain amounting to ThCh$55,010,850. This sensibility is performed assuming all other variables as constant and considering in all the currencies, the forecasted income and expenses for the year.

Sensibility analysis by currency, effect on Equity as of December 31, 2016:

	10% Depreciation	10% Appreciation
	in ThCh$	in ThCh$
United States dollar	24,930,118	(24,930,118)
Pound Sterling	13,419,013	(13,419,013)
Euro	6,853,704	(6,853,704)
Canadian dollar	2,156,353	(2,156,353)
Brazilian Real	3,349,844	(3,349,844)
Swedish crown	1,744,631	(1,744,631)
Norwegian crown	573,453	(573,453)
Mexican peso	1,983,734	(1,983,734)
Total	55,010,850	(55,010,850)
F-44

Sensibility analysis by currency, effect on Equity as of December 31, 2015:

	10% Depreciation	10% Appreciation
	in ThCh$	in ThCh$
United States dollar	19,971,414	(19,971,414)
Pound Sterling	12,333,100	(12,333,100)
Euro	5,705,633	(5,705,633)
Canadian dollar	1,905,016	(1,905,016)
Brazilian Real	3,496,527	(3,496,527)
Swedish crown	1,630,063	(1,630,063)
Norwegian crown	482,054	(482,054)
Mexican peso	1,514,087	(1,514,087)
Total	47,037,894	(47,037,894)

Notwithstanding the abovementioned, in scenarios of appreciation of our local currency is possible to mitigate the effect on income through adjustments in prices always considering, the appreciation level of the currencies of our competitors.

5.1.2	Interest Rate Risk

The interest rate risk impacts the Company’s financial debt. As of December 31, 2016, Viña Concha y Toro has a total financial debt, net of interest, amounting to ThCh$235,061,774, 39.16% of this debt correspond to non-current liability and 60.84% corresponds to current liability. At this year-end, the Company maintains no debt with a variable interest.

5.1.3	Inflation Risk.

A very particular feature of the Chilean financial market is the deepness existing for corporative bonuses denominated in UF and not in Chilean pesos. This is because the first guarantee the investor with a specific return in actual terms, isolating the inflation risk; however, this is transferred to the debt issuer. Currently, Viña Concha y Toro is exposed to the UF (Unidad de Fomento) in the following instruments: Corporate Bonds, Bank Loans and short-term time deposits. These latter, decreases in part the Company’s overall exposure.

As of December 31, 2016, 41.1% of the Company’s debt is denominated in UF. In order to hedge part of the fluctuation in UF, the Company has taken swap contracts.

During 2016, the Company recognized a loss amounting to ThCh$2,739,734 which relates to the adjustment of current and non-current financial debts indexed to the variation of UF. A variation of 100 base points in the inflation that refine the UF in this period would generate a greater loss /gain amounting to ThCh$1,207,884, with effect on profit and loss.

5.2	Credit Risk

The Credit Risk relates to the uncertainty with respect to the compliance of obligations from the Company’s counterpart, for contract, agreement or financial instrument, when this breach generates a loss in the market value of any financial asset.

5.2.1	Accounts Receivable

The Company export to more than 147 countries abroad through dealers with whom maintain distribution contracts for its different companies and brands. On the other hand, the Company has formed distributing subsidiaries of its products in England, Sweden, Norway, Finland, Argentina, Brazil, Mexico, Singapore and China. All export sales are performed in term with direct credit, except for some punctual cases that operates with export letter of credit.

In the domestic market the sale is diversified in more than 10,000 customers, which after an internal evaluation, they are granted with a limited credit line.

The main credit risk corresponds to the lack of payment of a customer, although in some cases there are risks associated to exchange or legal restrictions in the countries where they are located and they are temporarily restrained to comply with their payment obligations.

The Company’s policy is to cover with credit insurance all their customers based on the trading risk and the political risk. This is performed to both, domestic market customers and export customers either as nominated or non-nominated. In the cases in which the insurance company rejects to insure certain customer, alternative mechanisms are considered in order to document the debt as the case of post-dated checks in the domestic market, export letter of credits, advanced payment, etc.

a)	Sale to third-parties from Chile:

In the case of accounts receivable for the domestic market, 96.7% of customers have a credit insurance which covers 90% of the claim. As of December 31, 2016, the main five customers concentrate 46.1% of receivables for this market, consequently, 98.3% of this receivable is covered by the credit insurance. A 66.2% of accounts receivable is concentrated in customers that maintain accounts receivable in amounts higher than M$100, while a 33.8% correspond to customers with a receivable lower than M$10.

For exports performed from Chile to third-parties, 91.7% have an insurance credit which covers a 90% of the claim. As of December 31, 2016, the twenty main customers concentrate a 59.5% of accounts receivable for this market, consequently, 94.1% of this receivable is covered by an insurance credit. The remaining 40.5% is comprised by approximately 180 customers.

As of December 31, 2016, 2% of the allowance for impairment was comprised for domestic insured customers.

As of December 31, 2016, 98% of the allowance for impairment was comprised for domestic uninsured customers.

b)	Sale to third-parties from abroad:

Bodegas y Viñedos Trivento S.A. maintains credit insurances for 92.2% of its domestic accounts receivable, and 99.3% of its export accounts receivable. In both cases, the insurance covers 90% of the claim. A 67.1% of its export accounts receivable are concentrated in the main 20 customers, from these, 100% of the debt is insured, while the 20 main customers of the domestic market, represents 67.8% of total accounts receivable, from these 93.6% is insured.

The subsidiary Concha y Toro UK maintains 99.7% of its accounts receivable portfolio hedged by a credit insurance, which covers a 90% of the value. 88.1% of accounts receivable is concentrated in its 20 main customers, from these 100% of the debt is insured, while the remaining 11.9% of accounts receivable is distributed in more than 180 customers.

VCT Brazil has a concentration of 56.9% of its accounts receivable in its 20 main customers, distributing the remaining 43.1% in more than 400 customers. 84.9% of its accounts receivable are subject to a credit insurance, which covers 90% of the value.

Fetzer maintains credit insurances for 52.0% of its domestic receivables, and 72.4% of its export receivables, in both cases, the insurance covers 90% of the claim. Additionally, 38.3% of exports are sales to state-owned monopolies.

The subsidiaries of Sweden, Norway and Finland, concentrates more than 90% of their accounts receivable in sales performed to state-owned monopolies, entities with no credit insurance due to its low credit risk.

As of December 31, 2016, 23% of the allowance was comprised for foreign customers whom have been insured.

As of December 31, 2016, 77% of the allowance was comprised of uninsured foreign customers.

5.2.2	Short-term investments and forward

Surpluses of cash are invested pursuant the short-term investing policy, mainly, using sell–back agreements on central bank documents, time deposits with different financial institutions, short- term mutual fund units of fixed rent. These investments are recorded as cash and cash equivalents and in investments maintained up to its maturity.

Hedging instruments, mainly Forwards and Swaps, are agreed to on terms of up to four years with bank institutions only.

In order to decrease the counterpart risk, and that the assumed risk is known and managed by the Company, the investments are diversified with different bank institutions. Thus, the Company evaluates the credit quality of each counterpart and the investment levels, based on: (i) its risk classification and (ii) the counterparty’s equity volume.

5.3	Liquidity Risk

Liquidity risk is defined as the inability which may confront the Company in the compliance, in time and form, with the contractual obligations entered into with suppliers and financial institutions.

The Company’s main liquidity source is cash flows from operating activities. In addition, the Company has unused funding lines, and the ability to issue debt and equity instruments in the capital market.

As of December 31, 2016, the Company has ThCh$47,213,517, in bank balances and time deposits, in addition to availability under bank credit lines.

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

The Company’s maturities regarding non-derivative financial liabilities, including interests and those of its derivative as of December 31, 2016 and 2015 are summarized as follows:

As of December 31, 2016	Carrying amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-derivative financial liabilities
Bank borrowings (*)	106,463,145	16,748,232	36,303,400	13,185,618	110,199,480
Obligations with the public	132,608,608	76,033,087	27,326,051	—	—
Accounts receivable	118,611,533	118,611,533	—	—	—
Trade payables due to related parties, current	5,575,972	5,256,371	319,601	—	—
Subtotal	363,259,258	216,649,223	63,949,052	13,185,618	110,199,480
Derivative financial liabilities
Hedging liabilities	9,603,587	5,630,537	3,968,122	4,929	—
Non-hedging liabilities	2,315,741	2,315,741	—	—	—
Subtotal	11,919,328	7,946,278	3,968,122	4,929	—
Total	375,178,586	224,595,501	67,917,174	13,190,547	110,199,480

As of December 31, 2015	Carrying amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Otros Pasivos financieros no derivados
Bank borrowings (*)	145,826,697	53,735,802	94,576,978	15,966,422	—
Obligations with the public	90,390,984	2,699,305	33,484,386	31,372,619	38,247,568
Accounts receivable	106,997,484	106,997,484	—	—	—
Trade payables due to related parties, current	6,768,400	6,231,830	536,570	—	—
Subtotal	349,983,565	169,664,421	128,597,934	47,339,041	38,247,568
Derivative financial liabilities
Hedging liabilities	60,639,812	12,378,107	39,812,097	8,449,608	—
Non-hedging liabilities	2,984,566	2,984,566	—	—	—
Subtotal	63,624,378	15,362,673	39,812,097	8,449,608	—
Total	413,607,943	185,027,094	168,410,031	55,788,649	38,247,568

5.4	Raw Material Price Risk

The Company depends of external vineyards for its grapes supply and wine in bulk. The grapes purchased from external producers are subject to fluctuations of price and quality and generally are more expensive than grapes from the Company’s own vineyards.

For the elaboration of premium wines, varietals (wine made exclusively or almost exclusively from one variety of grape) and sparkling, a 53.2% of the grapes and wine in bulk used corresponded to independent growers of Chile. Additionally, the Company purchased close to 75.55% of the grape and wine in bulk necessary to produce wine of popular quality. The disruption in the grape or wine offer, as well as the increase in prices on the part of these external suppliers could have an adverse effect on the Company’s operating income.

NOTE 6. CASH AND CASH EQUIVALENTS

a)	This item is detailed as follows:

Cash and cash equivalents includes time deposits and balances in banks

	As of December 31,	As of December 31,
Cash and cash equivalents	2016	2015
	ThCh$	ThCh$
Balances in banks	22,035,392	30,635,184
Short-term deposits	25,178,125	—
Total	47,213,517	30,635,184

As of December 31, 2016, time deposits are detailed as follows:

As of December 31, 2016
(Bank)	Maturity	Monthly		Amount	Interest	Total
		rate	Currency	ThCh$	ThCh$	ThCh$
HSBC BANK (CHILE)	01-03-2017	0.38%	CLP	25,000,000	178,125	25,178,125
	Total			25,000,000	178,125	25,178,125
F-49

b)	Cash and cash equivalents, classified by currencies is detailed as follows:
	As of December 31,	As of December 31,
Original currency	2016	2015
	ThCh$	ThCh$
U.S. Dollar	13,045,260	6,802,061
Brazilian Real	2,039,142	1,162,126
Chilean Peso	27,057,935	9,517,334
Norwegian Krone	904,511	1,312,483
Swedish Krona	314,077	590,134
Pound Sterling	1,475,835	4,755,741
Mexican Peso	451,143	534,524
Euro	824,404	464,274
Argentinean Peso	805,662	5,180,932
Canadian Dollar	116,455	308,853
Chinese Yuan	96,597	—
South African Rand	82,497	6,722
Total	47,213,517	30,635,184

NOTE 7. OTHER FINANCIAL ASSETS

The detail of this caption is as follows:

	Total current		Total non-current
Other financial assets	Dec-31-2016	Dec-31-2015	Dec-31-2016	Dec-31-2015
	ThCh$	ThCh$	ThCh$	ThCh$
Financial investments available for sale	2,554,984	2,835,602	—	—
Hedging derivative instruments (*)	2,626,811	3,246,101	18,303,296	12,253,113
Non-hedging derivative instruments (**)	259,436	358,130	—	—
Other	50,859	66,892	—	—
Total	5,492,090	6,506,725	18,303,296	12,253,113

(*) See Note 17.2 letter a

(**) See Note 17.2 letter b

-	Financial Investments Available-for-Sale

As of December 31, 2016, financial assets available for sale correspond to marketable securities amounting to ThCh$2,554,984, of this total 92.97% is recorded at their quoted stock exchange value and the remaining 7.03% at cost.

As of December 31, 2015, financial assets available-for-sale correspond to marketable securities amounting to ThCh$2,835,602, from this total, 93.67% is recorded at their quoted stock exchange value and the remaining 6.33% at cost.

NOTE 8. TRADE AND OTHER ACCOUNTS RECEIVABLES, NET

This item is detailed as follows:

	As of December 31,	As of December 31,
Description of classes on Trade debtors and other accounts receivable, net	2016	2015
	ThCh$	ThCh$
Debtors due to credit operations, net, current	157,559,362	163,281,046
Other accounts receivable, net, current	22,773,300	23,679,364
Total Current Debtors	180,332,662	186,960,410
Accounts receivable, non-current	4,624,317	4,006,229
Total Non-current debtors	4,624,317	4,006,229
Total Debtors	184,956,979	190,966,639

Balances included within this item, in general, do not accrue interest.

There are no restrictions to the provisions for this type of accounts receivable.

It is important to note that the Company has dealers to sell its products through the export markets. Sales to the largest 5 distributors of the Company represented 17.2% and 17.7% of the Company’s total export revenue at December 2016 and 2015, respectively, and are expected to continue representing a significant portion of company revenues to total exports in the future.

The Company has signed agreements with the bigger portion of its dealers. Generally, these agreements are entered for a two-year period, which are automatically renewable. Besides, the Company’s strategy to increase its sales in the most significant export markets depends significantly on the Company’s dealer’s behavior.

Other receivables, current, net, is mainly comprised by bank current accounts, personnel debts and notes receivable from trading debtors.

The impairment analysis of trade debtors is as follows:

	2016			2015
	Number			Number
	portfolio	ThCh$ Gross	ThCh$	portfolio	ThCh$ Gross	ThCh$
Tranche of the portfolio	customer	amount	Allowance	customer	amount	Allowance
At day	9,143	145,210,066	—	8,396	165,682,053	—
1 to 30 days	1,189	17,440,102	—	1,247	9,916,407	—
31 to 60 days	295	5,740,310	—	327	3,141,988	—
61 to 90 days	165	2,704,676	—	171	1,431,320	—
91 to 120 days	127	2,485,946	(218)	104	968,057	—
121 to 150 days	81	1,471,045	(61)	96	252,895	—
151 to 180 days	57	1,508,111	(27,374)	88	232,360	(28,169)
181 to 210 days	53	790,967	(42,810)	58	138,227	(25,253)
211 to 250 days	35	600,676	(83,820)	53	784,728	(330,058)
Over 250 days	1,272	8,364,256	(1,204,893)	896	10,102,706	(1,300,622)
Total portfolio by tranche	12,417	186,316,155	(1,359,176)	11,436	192,650,741	(1,684,102)
F-51

As of December 31, 2016 and 2015 the Company’s bad debt provision is as follows

Change in the Consolidated Provision for bad debt	ThCh$
Beginning balance January 1, 2015	1,867,873
Constitution of allowance	1,928,218
Write-offs	(2,097,052)
Exchange rate difference	(14,937)
Balance as of December 31, 2015	1,684,102
Constitution of allowance	1,614,358
Write-offs	(1,909,734)
Exchange rate difference	(29,550)
Ending balance as of December 31, 2016	1,359,176

The Company records the customer’s debts for sales representing an actual bad debt risk.

In order to determine the allowance, in addition to that indicated in Note 2.6.3, the following criteria are used:

1) Past due debt over 90 days that does not have a payment plan by the client, nor credits of at least 10% of the principal due in the last 30 days.

2) Returned checks with an aging of 15 days, without payment and payment plan.

3) Debtors with a term less to the one indicated, however, management is convinced that the customer will not pay.

4) For the following cases the criterion for making an allowance for bad debt will be as follows:

	Allowance
Reason	Uninsured	Insured
	customers	customers
Death	100%	10%
Fraud and/or scam to other companies	100%	10%
Change od adress, non-locatable	100%	10%
Insolvency	100%	10%

Receivables rejected as of December 31, 2016, corresponds to 86 customers totaling ThCh$ 178,266, while as of December 31, 2015, these amounted to 101 customers in the amount of ThCh$ 173,058, in respect of notes receivable held in legal collection as of December 31, 2016, these correspond to 68 customers with a total of ThCh$ 91,169, while at December 31, 2015, this figure reached 105 customers in the amount of ThCh$ 126,953.

The portfolio as of December 31, 2016 amounted to ThCh$184,956,979 which represents a total of 12,417 customers from which none of them has refinanced their debts.

	UNINSURED PORTFOLIO				INSURED PORTFOLIO
	N° Customers	Amount of non-	N° customers	Gross amount	N° Customers	Amount of non-	N° customers	Gross amount
Delinquency stretchs	non-reagreed	reagreed	reagreed	reagreed	reagreed	reagreed	reagreed	reagreed	Total amount
	portfolio	portfolio	portfolio	portfolio	portfolio	portfolio	portfolio	portfolio	gross portfolio
To the day	9,143	145,210,066	—	—	—	—	—	—	145,210,066
1-30 days	1,189	17,440,102	—	—	—	—	—	—	17,440,102
31-60 days	295	5,740,310	—	—	—	—	—	—	5,740,310
61-90 days	165	2,704,676	—	—	—	—	—	—	2,704,676
91-120 days	127	2,485,728	—	—	—	—	—	—	2,485,728
121-150 days	81	1,470,984	—	—	—	—	—	—	1,470,984
151-180 days	57	1,480,737	—	—	—	—	—	—	1,480,737
181-210 days	53	748,157	—	—	—	—	—	—	748,157
211- 250 days	35	516,856	—	—	—	—	—	—	516,856
> 250 days	1,272	7,159,363	—	—	—	—	—	—	7,159,363
Total	12,417	184,956,979	—	—	—	—	—	—	184,956,979

At December 31, 2015, the portfolio amounted to ThCh$190,966,639, totalizing 11,436 from which none of them has refinanced their debts

	UNINSURED PORTFOLIO				INSURED PORTFOLIO
	N° Customers	Amount of non-	N° customers	Gross amount	N° Customers	Amount of non-	N° customers	Gross amount
Delinquency stretchs	non-reagreed	reagreed	reagreed	reagreed	reagreed	reagreed	reagreed	reagreed	Total amount
	portfolio	portfolio	portfolio	portfolio	portfolio	portfolio	portfolio	portfolio	gross portfolio
To the day	8,396	165,682,053	—	—	—	—	—	—	165,682,053
1-30 days	1,247	9,916,407	—	—	—	—	—	—	9,916,407
31-60 days	327	3,141,988	—	—	—	—	—	—	3,141,988
61-90 days	171	1,431,320	—	—	—	—	—	—	1,431,320
91-120 days	104	968,057	—	—	—	—	—	—	968,057
121-150 days	96	252,895	—	—	—	—	—	—	252,895
151-180 days	88	204,191	—	—	—	—	—	—	204,191
181-210 days	58	112,974	—	—	—	—	—	—	112,974
211- 250 days	53	454,670	—	—	—	—	—	—	454,670
> 250 days	896	8,802,084	—	—	—	—	—	—	8,802,084
Total	11,436	190,966,639	—	—	—	—	—	—	190,966,639
F-53

NOTE 9. TRANSACTIONS WITH RELATED PARTIES

9.1	Related Party Disclosures

Balances outstanding at period-end are not secured and are settled in cash. There are no guarantees granted or received for accounts receivable from or payable to related parties. As of December 31, 2016 and 2015, the Group has not recorded any material impairment of accounts receivable related to amounts owed by related parties. This evaluation is performed on an annual basis through an analysis of the related party’s financial position in the market in which the related party operates.

9.2	Parent Group (Controlling Group)

The controlled percentage directly and indirectly by the Parent Group is 39.04%. A non-formalized join acting agreement exists between them.

The table below details each natural person which represents to each member of the Parent. In addition, there is an indication of the legal entities and natural persons represented and its related ownership percentages. Those shareholders with percentages lower than 1% are grouped under item “others”:

Inversiones Totihue S.A.	11.73%
Rentas Santa Bárbara S.A.	11.42%
Inversiones Quivolgo S.A.	4.38%
Inversiones GDF S.A.	3.28%
Inversiones La Gloria Ltda.	2.22%
Other	6.01%

The entities Rentas Santa Bárbara S.A. and Inversiones Totihue S.A. are Closed Corporations, both 100% controlled directly or indirectly by the family Guilisasti Gana which is integrated by Mrs. Isabel Gana Morandé (ID No. 2.556.021-3), the brothers Eduardo Guilisasti Gana (ID No. 6.290.361-9), Rafael Guilisasti Gana (ID No. 6.067.826-K), Pablo Guilisasti Gana (ID No. 7.010.277-3) and sisters Isabel Guilisasti Gana (ID No. 7.010.269-2), Sara Guilisasti Gana (ID No. 7.010.280-3), and Josefina Guilisasti Gana (ID No.7.010.278-1) and the succession of Mr. José Guilisasti Gana (ID No. 7.010.293-3). The members of the family Guilisasti Gana exert its rights as legal persons or through investment companies which are totally owned by the same family. The concept “others” include companies and legal persons which correspond by 100%, directly and indirectly to the Guilisasti Gana family.

Inversiones Quivolgo S.A. is 100% owned by Mr. Alfonso Larraín Santa María (ID# 3.632.569-0) and by the family Larraín Vial, integrated by his spouse Teresa Vial Sánchez (ID# 4.300.060-8) and the brothers Felipe Larraín Vial (ID# 7.050.875-3), María Teresa Larraín Vial (ID# 10.165.925-9), Rodrigo Larraín Vial (ID# 10.165.924-0), María Isabel Larraín Vial (ID# 10.173.269-K) and Alfonso Larraín Vial (ID# 15.314.655-1). In addition, , Inversiones La Gloria Ltda. is 100% controlled by the family Larraín Santa María, integrated by the brothers Alfonso Larraín Santa María, Andrés Larraín Santa María (ID# 4.330.116-0), Pilar Larraín Santa María (ID# 4.467.302-9), Gabriela Larraín Santa María (ID# 4.778.214-7) and Luz María Larraín Santa María (ID# 6.065.908-7).

The ownership of Inversiones GDF S.A. corresponds 100% to the family Fontecilla Lira, comprised by Mr. Mariano Fontecilla Lira (ID# 6.495.101-7), Rodrigo Fontecilla Lira (ID# 8.404.996-4), Enrique Fontecilla Lira (ID# 6.613.074-6) y Francisco Antonio Fontecilla Lira (ID# 8.671.675-5).

The concept “others” includes companies and legal persons which correspond by 100%, directly and indirectly to the Guilisasti Gana family.

There are no other natural persons or legal entities other than the Parent Group which own shares or rights which represent 10% or more of the Company’s capital, as well as other legal persons who own less than 10% and that in the aggregate with his spouse and/or relatives reach this percentage, either directly or through legal entities.

The Company has intermediate Parent entities which issue their Financial Statements that are publicly available.

9.3	Management Key Staff

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

Managers and main executives are involved with an annual bonuses plan through participation on incomes and goals achievements. The global remuneration of the Company’s main executives is as follows:

Senior Management Remuneration	From January 1 to	From January 1 to
	December 31, 2016	December 31, 2015
	ThCh$	ThCh$
Short-term benefits to employees	22,535,159	21,193,452
Contract termination benefit	—	144,092
Total	22,535,159	21,337,544
F-55

9.5	Accounts receivable from related companies, current
Tax ID of the				As of December 31,	As of December 31,
Related Party	Name of the related party	Nature of relationship	Type of currency	2016	2015
				ThCh$	ThCh$
96.512.200-1	Viñedos Emiliana S.A.	By Director	Chilean peso	214,986	340,712
96.824.300-4	Viña Almaviva S.A.	Associate	Chilean peso	46,745	50,119
96.512.190-0	Fruticola Viconto S.A.	By Director	Chilean peso	4,703	4,555
45-2968791	Excelsior Wine Company	Associate	US Dollar	10,420,512	9,240,699
Foreign	VCT Japón	Associate	US Dollar	24,101	100,822
Foreign	Escalade Wines & Spirits	Associate	Canadian dollar	2,199,996	1,716,583
78.335.990-1	Comercial Greenvic S.A.	By Director	Chilean peso	—	220
96.931.870-9	Viveros Guillaume	By Manager	Chilean peso	—	638
78.968.020-5	Sociedad. Agricola. Santa María Ltda.	By Manager	Chilean peso	19,881	—
76.120.010-0	Soc. Comercial y Promotora La Uva Ltda.	By Director	Chilean peso	220	—
90.950.000-1	Industria Corchera S.A.	Associate	Chilean peso	23,595	—
	Total			12,954,739	11,454,348

9.6	Accounts payable to related companies, current
Tax ID of the				As of December 31,	As of December 31,
Related Party	Name of the related party	Nature of relationship	Type of currency	2016	2015
				ThCh$	ThCh$
96.512.200-1	Viñedos Emiliana S.A.	By Director	Chilean peso	1,260,558	1,660,433
90.950.000-1	Industria Corchera S.A.	Associate	Chilean peso	1,161,121	2,138,358
45-2968791	Excelsior Wine Company	Associate	US Dollar	—	12,884
86.673.700-2	Agricolas Los Alamos Ltda.	By Manager	Chilean peso	—	2,916
96.824.300-4	Viña Almaviva S.A.	Associate	Chilean peso	136,615	16,759
99.562.040-5	Los Boldos de Tapihue S.A.	By Manager	Chilean peso	1,790	5,847
72.754.700-2	Fundación Instituto Profesional DUOC UC	By Director	Chilean peso	—	2,530
3.909.463-0	María Inés Cerda Fernández	By Manager	Chilean peso	—	3,815
77.486.130-0	Soc. Ag. El Marco Dos Ltda.	By Manager	Chilean peso	—	6,127
96.931.870-9	Viveros Guillaume Chile S.A.	By Director	Chilean peso	125,774	33,049
77.486.290-0	Soc. Ag. Orrego Dos Ltda.	By Manager	Chilean peso	270	7,508
76.021.221-0	Agricola Gabriela Ltda.	By Director	Chilean peso	—	765
99.527.300-4	Southern Brewing Company S. A.	Associate	Chilean peso	353,811	400,342
70.017.820-K	Cámara de Comercio de Santiago	By Director	Chilean peso	—	72
Foreign	Digrans	Subsidiary Shareholder	Mexican Peso	1,614,501	1,651,724
Foreign	Disgmer	Subsidiary Shareholder	Mexican Peso	—	5,403
Foreign	Escalade Wines & Spirits	Associate	Canadian Dollar	555,374	277,355
78.335.990-1	Comercial Greenvic S.A.	By Director	Chilean peso	—	112
5.084.186-3	José Eduardo Konar Silva	By Manager	Chilean peso	—	2,476
85.630.300-4	ST Computación	By Manager	Chilean peso	30,534	3,355
78.968.020-5	Sociedad. Agricola. Santa María Ltda.	By Manager	Chilean peso	8,604	—
Foreign	VCT Japón	Associate	US Dollar	7,419	—
Total				5,256,371	6,231,830
F-56

9.7	Accounts payable to related companies, non-current.
Tax ID of the				As of December 31,	As of December 31,
Related Party	Name of the related party	Nature of relationship	Type of currency	2016	2015
				ThCh$	ThCh$
96.512.200-1	Viñedos Emiliana S.A.	By Director	Chilean peso	319,601	536,570
Total				319,601	536,570

9.8	Detail of transactions with related parties by entity.
				As of December 31, 2016		As of December 31, 2015
Tax ID of Related					Through profit or		Through profit or
Party	Name of related party	Nature of relationship	Nature of transaction	the transaction	loss ThCh$	the transaction	loss ThCh$
				ThCh$	ThCh$	ThCh$	ThCh$
96.512.200-1	Viñedos Emiliana S.A.	By Director	Sale of Raw material and products	69,558	6,297	104,915	18,266
96.512.200-1	Viñedos Emiliana S.A.	By Director	Sale of Services and other	800,786	160,095	674,115	88,512
96.512.200-1	Viñedos Emiliana S.A.	By Director	Purchase of raw material and products	1,615,470	139	1,333,170	(9,891)
96.512.200-1	Viñedos Emiliana S.A.	By Director	Purchase of services and other	495,192	(332,202)	477,470	(314,497)
90.950.000-1	Industria Corchera S.A.	Associate	Purchase of raw material and products	5,959,658	(3,026)	5,579,108	(230)
90.950.000-1	Industria Corchera S.A.	Associate	Purchase of services and other	32,897	(32,897)	52,697	(54,512)
96.824.300-4	Viña Almaviva S.A.	Associate	Sale of Raw material and products	276,235	190,450	212,723	135,005
96.824.300-4	Viña Almaviva S.A.	Associate	Sale of Services and other	107,822	91,678	84,409	83,588
96.824.300-4	Viña Almaviva S.A.	Associate	Purchase of raw material and products	767,480	—	768,544	(768,544)
96.824.300-4	Viña Almaviva S.A.	Associate	Purchase of services and other	4,243	(4,243)	6,000	(6,000)
76.021.221-0	Agricola Gabriela Ltda.	By Director	Purchase of raw material and products	182,738	(182,738)	185,487	(185,487)
85.201.700-7	Agrícola Alto Quitralmán Ltda.	By Director	Sale of Raw material and products	990	436	725	371
85.201.700-7	Agrícola Alto Quitralmán Ltda.	By Director	Purchase of raw material and products	985,710	(985,710)	905,507	(905,507)
70.017.820-K	Camara de Comercio de Stgo	By Director	Sale of Raw material and products	470	314	762	534
70.017.820-K	Camara de Comercio de Stgo	By Director	Purchase of services and other	749	(749)	1,315	(1,315)
78.335.990-1	Comercial Greenvic S.A.	By Director	Sale of Raw material and products	—	—	900	(9,335)
78.335.990-1	Comercial Greenvic S.A.	By Director	Purchase of services and other	116	(116)	359	(359)
86.673.700-2	Agrícola Los Alamos Ltda.	By Director	Purchase of raw material and products	222,325	(222,325)	341,927	(341,927)
45-2968791	Excelsior Wine Company	Associate	Sale of Raw material and products	43,950,495	23,476,873	43,385,549	22,635,886
Foreign	Digrans	Subsidiary Shareholder	Sale of Raw material and products	11,519,760	11,108,290	9,105,364	8,864,943
99.527.300-4	Southern Brewing Company S. A.	Associate	Purchase of raw material and products	2,027,319	—	1,706,099	—
99.527.300-4	Southern Brewing Company S. A.	Associate	Purchase of services and other	282	(282)	149	(149)
91.143.000-2	Cia.Nac.de Fuerza Electrica S.A.	By Director	Purchase of raw material and products	206,586	(206,586)	162,070	(162,070)
821482783RT0001	Escalade Wines & Spirits	Associate	Sale of Raw material and products	3,354,740	1,630,445	3,347,808	1,784,015
821482783RT0001	Escalade Wines & Spirits	Associate	Purchase of services and other	914,199	(914,199)	674,802	(674,802)
01112-01-017295	VCT Japón	Associate	Sale of Raw material and products	319,136	174,304	256,117	131,649

This note presents transactions with associated parties and all other significant transactions with related parties, as well as all those operations involving purchases and sales of shares.

The amounts indicated as transactions in the enclosed chart, correspond to trade operations with related companies, which are performed under market conditions regarding price and payment terms.

There are no bad debt estimates which deduct balances receivables or guarantees related to these estimates.

Transactions and balances with Group’s subsidiaries companies are not presented.

F-57

NOTE 10. INVENTORY

As of December 31, 2016 and 2015, inventory is detailed as follows:

	As of December 31,	As of December 31,
Classes of Inventory	2016	2015
	ThCh$	ThCh$
Wine in bulk (a)	149,875,913	153,382,477
Bottled wines (b)	57,524,535	57,482,011
Semi-finished wines	4,763,079	4,683,462
Liquors	3,400,755	3,214,562
Material and Supplies (c)	12,322,089	12,556,080
Other Products	3,338,056	4,667,899
Total	231,224,426	235,986,491
(a)	Within wine in bulk is included the wine in its bottling previous phase

(b)	Within bottled wines is included the wine once concluded the bottling process

(c)	In material and supplies are included all those necessary resources for the wine production

(d)	In other products are all those inventory not included in the above lines, such as beverages other than wine and merchandising materials.

Changes of estimates to net realizable value and obsolescence are as follows:

	As of December 31,	As of December 31,	As of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Beginning balance	(2,481,150)	(3,036,299)	(2,703,599)
Estimate of net realizable value and obsolescence	(1,114,952)	(3,071,587)	(3,981,814)
Use of provision	1,289,936	3,626,736	3,649,114
Total	(2,306,166)	(2,481,150)	(3,036,299)

From total cost of sale, the amounts corresponding to direct costs are as follows:

	As of December 31,	As of December 31,	As of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Direct cost	385,682,789	365,309,652	341,262,822

There is no inventory pledged as collateral for debt compliance.

F-58

There is no non-current inventory as of December 31, 2016 and 2015, because it is available for sale to the public once it is produced. The stocks for which technical or elaboration involves a cycle of more than twelve months represent a marginal total.

NOTE 11. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

11.1	Information to be disclosed on investments in subsidiaries
I.	Investments in Chile
i.	Investments in subsidiaries in Chile present no variations compared against the information reported as of December 31, 2015.

II.	Investments Abroad

i.	Valuation of investments in Argentina

a.	The financial statements of the Argentinean companies Trivento Bodegas y Viñedos S.A., Finca Lunlunta S.A. and Finca Austral S.A., in which Viña Concha y Toro S.A. has indirect ownership of 100% are expressed in US$ Dollars, which is the Subsidiary’s functional currency.

b.	As on December 31, 2016, there are gains potentially remittable from subsidiaries in Argentina amounting to ARS$94,039,805.

ii.	Valuation of investments in England

a.	The financial statements of the English company Concha y Toro UK Ltd., in which Concha y Toro S.A. own a direct ownership of 99% and indirect of 1%, are expressed in Pound Sterling, which is the functional currency of the subsidiary.

c.	As of December 31, 2016, there are gains potentially remittable from the subsidiary in England amounting to GBP 13,754,427.

iii.	Valuation of investments in Brazil

a.	The financial statements of the Company constituted in Brazil, VCT Brazil Importadora y Exportadora Ltda in which Viña Concha y Toro S.A. owns an indirect ownership of 100%, are expressed in Brazilian Real, which is the functional currency of the subsidiary.

d.	As of December 31, 2016, there are gains potentially remittable from the subsidiary in VCT Importadora y Exportadora Ltda. amounting to BRL$ 39,914,944.

e.	The Financial Statements of the Brazilian Company VCT Wine Retail Participacoes Ltda., in which Viña Concha y Toro owns an indirect ownership of 100%, are expressed in Brazilian real, which is the Subsidiary’s functional currency.

f.	As of December 31, 2016, there are no gains potentially remittable from the subsidiary VCT Wine Retail Participacoes Ltda.

iv.	Valuation of Investments in Sweden, Finland and Norway

a.	The financial statements of the companies constituted in Sweden, Finland and Norway, in which Viña Concha y Toro S.A. owns indirect ownership by 100%., are expressed in its local currencies, Swedish Crown, Euro and Norway Crown, respectively and represent its functional currencies in each subsidiary. At the same time, the Swedish subsidiary has 100% ownership of the subsidiary in Finland.
F-59

b.	As of December 31, 2016, there are potentially remittable gains from these subsidiaries amounting to SEK 35,008,098 in Concha y Toro Sweden AB and subsidiary and NOK 10,742,169 (Norway Crowns) in Concha y Toro Norway AS and subsidiary.

v.	Valuation of investments in Singapore

a.	The financial statements of the company incorporated in Singapore, in which Viña Concha y Toro S.A. has indirect ownership of 100%, are expressed in U.S. dollars, which is the functional currency of the subsidiary. Likewise, the subsidiary in Singapore owns 100% the subsidiary in China and 41% of the subsidiary in Japan.

b.	At December 31, 2016, there are gains potentially remittable from the subsidiary in Singapore amounting to USD$2,435,878.

vi.	Valuation of investments in the United States

a.	The financial statements of companies incorporated in the United States, in which Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in U.S. Dollars which is the functional currency of the subsidiaries.

b.	On October 22, 2014 Company Eagle Peak Estates. LLC was formed, which is dedicated to the trading, fractioning of wine and alcoholic beverages and exports of wine and similar products in the United States.

c.	In July 2011, VCT USA, Inc together with Banfi Corporation formed a joint venture with a participation by 50% each in the constitution of Excelsior Wine Company, LLC, thus, the distribution of our products is exclusively developed through this new company, a distribution previously developed through Banfi Corporation.

d.	At December 31, 2016, there are potentially remittable profits from subsidiaries in the U.S., amounting to USD16,456,171.

vii.	Valuation of investments in Mexico

a.	The financial statements of companies incorporated in Mexico, in which Viña Concha y Toro S.A. indirectly holds 100% indirect interest (VCT Mexico S. de RL de CV) and indirect by 51% (VCT & DG Mexico SA de CV), are expressed in Mexican Pesos which is the functional currency of the subsidiaries.

b.	At December 31, 2016, there are potentially remittable gains from subsidiaries in Mexico, amounting to MXN$49,207,919.

viii.	Valuation of investments in Canada

a.	The financial statements of the company Concha y Toro Canada Limited, in which Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in Canadian dollars, which is the functional currency of the subsidiary.

b.	On December 5, 2014, Concha y Toro Canada Ltd together with Charton Hobbs Inc., a company formed in accordance with the Canadian regulations, a joint venture in which participates with a 50% each in the constitution of Escalade Wines & Spirits Inc. with the objective to import, export, sale, manufacture and distribute alcoholic beverages.

c.	As of December 31, 2016, there are potentially remittable gains from the subsidiary in Canada, in the amount of CAD$ 216, 807.
F-60

ix.	Valuation of investments in South Africa
a.	The financial statements of the company incorporated in South Africa, in which Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in South African Rand, which is the functional currency of the subsidiary.

b.	As of December 31, 2016, there are potentially remittable gains from the subsidiary in South Africa, amounting to RND$2,417,913.

x.	Valuation of investments in France

a.	The financial statements of the Company Cono Sur France S.A.R.L., in which Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in Euros, which is the functional currency of the subsidiary.

b.	As of December 31, 2016, there are potentially remittable gains from the subsidiary in France amounting to EUR95,958.
F-61

11.2	Summarized Financial Information of subsidiaries

The Total Summarized Financial Information of subsidiaries which consolidates at the closing date of the related years, before the elimination of intercompany transactions is presented as follows:

			As of December 31, 2016
				Assets			Liabilities
	Country of	Functional		Current	Non-current	Total	Current	Non-current	Total	Revenue	Profit (loss)
Subsidiaries	Incorporation	Currency	Ownership %	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Comercial Peumo Ltda.	Chile	Chilean peso	100%	80,584,877	2,519,759	83,104,636	78,489,451	4,615,185	83,104,636	123,072,665	823,821
Viña Cono Sur S.A.	Chile	Chilean peso	100%	45,508,071	48,230,037	93,738,108	40,402,237	53,335,871	93,738,108	74,190,492	5,571,582
Viña Cono Sur Orgánico SpA	Chile	Chilean peso	100%	2,638,897	138,325	2,777,222	2,622,563	154,659	2,777,222	1,032,863	(8,022)
Transportes Viconto Ltda.	Chile	Chilean peso	100%	1,552,574	567,651	2,120,225	1,225,438	894,787	2,120,225	1,046,092	116,043
Sociedad Exportadora y Comercial Viña Maipo SpA	Chile	Chilean peso	100%	10,369,445	23,292,062	33,661,507	5,628,408	28,033,099	33,661,507	26,833,907	3,763,747
Sociedad Exportadora y Comercial Viña Canepa SpA	Chile	Chilean peso	100%	1,759,254	151,385	1,910,639	1,388,811	521,828	1,910,639	2,128,883	11,023
Bodegas y Viñedos Quinta de Maipo SpA	Chile	Chilean peso	100%	4,051,458	28,048,714	32,100,172	2,815,860	29,284,312	32,100,172	4,704,944	3,686,199
Inversiones Concha y Toro SpA	Chile	Chilean peso	100%	12,148,067	111,063,596	123,211,663	63,260,236	59,951,427	123,211,663	—	7,805,555
Inversiones VCT Internacional SpA	Chile	Chilean peso	100%	569,084	18,890,630	19,459,714	(36,744,477)	56,204,190	19,459,713	—	952,833
Viña Maycas del Limarí Ltda.	Chile	Chilean peso	100%	1,788,900	2,207	1,791,107	948,148	842,959	1,791,107	1,121,226	(276,962)
Viñedos Los Robles SpA	Chile	Chilean peso	100%	472,663	559	473,222	97,495	375,727	473,222	92,378	(650,912)
Gan Lu Wine Trading (Shanghai) Co., Ltd.	China	Yuan	100%	557,771	28,153	585,924	361,352	224,572	585,924	1,690,690	21,437
VCT Group Of Wineries Asia Pte. Ltd.	Singapore	US Dollar	100%	3,314,917	170,720	3,485,637	1,041,009	2,444,628	3,485,637	5,888,277	693,060
Trivento Bodegas y Viñedos S.A. Consolidado	Argentina	US Dollar	100%	30,571,046	27,246,576	57,817,622	21,159,622	36,658,000	57,817,622	39,600,524	(765,180)
VCT Brasil Import. y Export. Ltda.	Brazil	Brazilian Real	100%	26,024,667	5,729,057	31,753,724	23,367,416	8,386,308	31,753,724	35,394,857	(5,239)
VCT Wine Retail Participacoes Ltda.	Brazil	Brazilian Real	100%	9,741	447,427	457,168	314	456,854	457,168	—	(23,634)
Concha y Toro Norway AS	Norway	Norwegian crown	100%	2,839,098	247,595	3,086,693	2,238,696	847,997	3,086,693	3,495,517	339,281
VCT Norway AS	Norway	Norwegian crown	100%	1,810,696	—	1,810,696	1,563,101	247,595	1,810,696	2,438,531	67,744
Concha y Toro Sweden AB	Sweeden	Sweeden Crown	100%	6,700,328	939,653	7,639,981	5,053,919	2,586,062	7,639,981	16,695,363	754,523
Concha y Toro Finland OY	Finland	Euro	100%	3,576,444	—	3,576,444	2,636,791	939,653	3,576,444	7,313,223	357,674
Concha y Toro UK Ltd.	England	Pound Sterling	100%	45,513,444	105,754	45,619,198	34,223,982	11,395,216	45,619,198	117,343,647	2,135,656
VCT USA, Inc.	USA	US Dollar	100%	50,587	151,215,790	151,266,377	41,761,027	109,505,350	151,266,377	—	463,066
Fetzer Vineyards	USA	US Dollar	100%	81,188,471	92,935,393	174,123,864	18,159,017	155,964,847	174,123,864	75,187,307	656,867
VCT México, S. de R.L. de C.V.	Mexico	Mexican Peso	100%	354,119	1,561,062	1,915,181	19,637	1,895,544	1,915,181	—	409,739
VCT & DG México, S.A. de C.V.	Mexico	Mexican Peso	51%	13,182,855	466,494	13,649,349	10,593,955	3,055,394	13,649,349	17,992,478	1,221,416
Concha y Toro Canadá Ltd.	Canada	Canadian Dollar	100%	701,954	504,049	1,206,003	698,739	507,264	1,206,003	(93,208)	(31,107)
Concha y Toro Africa & Middle East Proprietary Ltd.	Southafrica	South African Rand	100%	177,259	4,194	181,453	48,698	132,755	181,453	371,184	22,108
Cono Sur France S.A.R.L.	France	Euro	100%	222,838	21,713	244,551	161,320	83,231	244,551	734,541	11,203
F-62

			As of December 31, 2015
				Assets			Liabilities
	Country of	Functional		Current	Non-current	Total	Current	Non-current	Total	Revenue	Profit (loss)
Subsidiaries	Incorporation	Currency	Ownership %	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Comercial Peumo Ltda.	Chile	Chilean peso	100%	52,139,070	2,320,263	54,459,333	43,996,476	10,462,857	54,459,333	115,188,777	2,094,636
Viña Cono Sur S.A.	Chile	Chilean peso	100%	39,134,796	47,310,030	86,444,826	39,327,144	47,117,682	86,444,826	72,550,160	10,903,883
Viña Cono Sur Orgánico SpA	Chile	Chilean peso	100%	1,403,124	122,911	1,526,035	1,370,930	155,105	1,526,035	952,014	(18,290)
Transportes Viconto Ltda.	Chile	Chilean peso	100%	1,011,380	531,375	1,542,755	723,624	819,131	1,542,755	954,730	114,891
Sociedad Exportadora y Comercial Viña Maipo SpA	Chile	Chilean peso	100%	16,784,747	20,577,384	37,362,131	10,132,845	27,229,286	37,362,131	26,809,450	11,900,948
Sociedad Exportadora y Comercial Viña Canepa SpA	Chile	Chilean peso	100%	3,045,215	149,067	3,194,282	2,483,471	710,811	3,194,282	2,387,983	903,746
Bodegas y Viñedos Quinta de Maipo SpA	Chile	Chilean peso	100%	4,897,505	27,301,275	32,198,780	3,591,380	28,607,400	32,198,780	5,204,789	13,053,695
Inversiones Concha y Toro SpA	Chile	Chilean peso	100%	—	114,723,114	114,723,114	52,355,069	62,368,045	114,723,114	—	16,593,432
Inversiones VCT Internacional SpA	Chile	Chilean peso	100%	37,999,105	17,077,151	55,076,256	—	55,076,256	55,076,256	—	8,736,365
Viña Maycas del Limarí Ltda.	Chile	Chilean peso	100%	2,812,731	12,936	2,825,667	1,705,754	1,119,913	2,825,667	917,254	256,283
Viñedos Los Robles SpA	Chile	Chilean peso	100%	1,727,322	6,826	1,734,148	707,513	1,026,635	1,734,148	414,687	338,732
Gan Lu Wine Trading (Shanghai) Co., Ltd.	China	Yuan	100%	516,795	40,738	557,533	329,355	228,178	557,533	1,524,658	90,673
VCT Group Of Wineries Asia Pte. Ltd.	Singapore	US Dollar	100%	3,100,842	222,823	3,323,665	1,449,942	1,873,723	3,323,665	4,980,815	621,757
Trivento Bodegas y Viñedos S.A. Consolidado	Argentina	US Dollar	100%	30,910,635	26,897,481	57,808,116	18,370,204	39,437,912	57,808,116	37,861,059	2,794,023
VCT Brasil Import. y Export. Ltda.	Brazil	Brazilian Real	100%	24,178,757	4,913,004	29,091,761	21,799,183	7,292,578	29,091,761	36,172,046	1,468,831
VCT Wine Retail Participacoes Ltda.	Brazil	Brazilian Real	100%	8,083	387,924	396,007	185	395,822	396,007	—	(92,416)
Concha y Toro Norway AS	Norway	Norway crown	100%	2,947,087	192,678	3,139,765	2,353,572	786,193	3,139,765	3,259,405	273,985
VCT Norway AS	Norway	Norway crown	100%	1,557,645	870	1,558,515	1,370,020	188,495	1,558,515	1,913,694	94,133
Concha y Toro Sweden AB	Sweeden	Sweeden crown	100%	8,004,005	658,171	8,662,176	6,560,065	2,102,111	8,662,176	16,087,982	575,550
Concha y Toro Finland OY	Finland	Euro	100%	3,690,826	28,960	3,719,786	3,061,615	658,171	3,719,786	7,454,033	177,763
Concha y Toro UK Ltd.	England	Pound Sterling	100%	59,904,786	571,221	60,476,007	46,023,267	14,452,740	60,476,007	129,826,539	3,194,847
VCT USA, Inc.	USA	US Dollar	100%	70,956	166,623,264	166,694,220	29,709,112	136,985,108	166,694,220	—	2,298,273
Fetzer Vineyards	USA	US Dollar	100%	81,820,336	101,862,498	183,682,834	14,026,116	169,656,718	183,682,834	71,423,645	1,320,780
VCT Mexico, S. de R.L. de C.V.	Mexico	Mexican peso	100%	243,695	1,698,219	1,941,914	16,753	1,925,161	1,941,914	—	388,793
VCT & DG Mexico, S.A. de C.V.	Mexico	Mexican peso	51%	12,682,377	196,073	12,878,450	9,563,145	3,315,305	12,878,450	17,079,381	1,153,075
Concha y Toro Canada Ltd.	Canada	Canadian dollar	100%	827,883	433,940	1,261,823	708,831	552,992	1,261,823	91,585	37,164
Concha y Toro Africa & Middle East Proprietary Ltd.	Southafrica	South African Rand	100%	155,050	13,224	168,274	65,680	102,594	168,274	353,144	27,676
Cono Sur France S.A.R.L.	France	Euro	100%	212,849	2,118	214,967	134,920	80,047	214,967	724,771	30,192
F-63

11.3	Investments in associates

A detail of the main investments in associates accounted for using the equity method is presented as follows: The ownership of Viña Concha y Toro in its associates companies are as follows:

			As of December 31, 2016						As of December 31, 2015
Associate	Assets		Liabilities		Equity	Revenue	Profit (loss)	Assets		Liabilities		Equity	Revenue	Profit (loss)
	Current	Non-current	Current	Non-current				Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Viña Almaviva S.A.	14,599,838	14,957,260	4,584,503	1,001,852	23,970,743	8,976,072	3,461,647	10,270,928	14,392,409	3,047,600	—	21,615,737	7,046,112	2,723,144
Innovacion Tecnológica Vitivinicola S.A.	92,881	—	65,010	—	27,871	—	—	92,881	—	65,010	—	27,871	—	—
Industria Corchera S.A.	13,658,912	4,016,480	8,635,847	15,520	9,024,025	14,583,429	117,306	15,124,293	4,493,605	10,615,493	76,887	8,925,518	13,081,697	(156,136)
Southern Brewing Company S.A.	1,824,493	7,484,001	2,424,698	1,245,530	5,638,266	3,224,077	411,604	1,257,833	6,870,837	2,108,291	793,718	5,226,661	2,875,674	210,043
Excelsior Wine Company	20,866,607	—	15,007,478	400,316	5,458,813	74,446,666	4,771,456	23,427,935	—	14,240,662	376,728	8,810,545	90,583,689	8,524,692
Alpha Cave	1,297,420	601,387	2,391,551	30,873	(523,617)	275,027	(418,706)	1,048,913	640,917	1,768,487	42,438	(121,095)	—	(298,300)
VCT Japan Company	753,778	5,394	485,225	—	273,947	1,026,889	(73,978)	616,885	4,205	227,193	—	393,897	278,766	(51,585)
Escalade W&S	3,115,346	1,187,894	2,055,092	1,243,612	1,004,536	4,171,305	153,585	3,039,555	1,217,971	2,129,739	1,259,905	867,882	4,594,743	49,668
Total	56,209,275	28,252,416	35,649,404	3,937,703	44,874,584	106,703,465	8,422,914	54,879,223	27,619,944	34,202,475	2,549,676	45,747,016	118,460,681	11,001,526

		Investment amount		Share of gain (loss) for the year
		As of December 31,	As of December 31,	As of December 31,	As of December 31,
		2016	2015	2016	2015	Country of	Functional	Ownership
Tax ID No.	Company	ThCh$	ThCh$	ThCh$	ThCh$	incorporation	currency	percentage
96.824.300-4	Viña Almaviva S.A. (a)	11,343,182	10,165,679	1,730,824	1,361,572	Chile	Chilean peso	50.000%
90.950.000-1	Industria Corchera S.A. (b)	5,531,875	5,482,658	58,610	(78,010)	Chile	Chilean peso	49.963%
76.571.080-4	Innovacion Tecnológica Vitivinicola S.A. (c)	4,212	4,212	—	—	Chile	Chilean peso	15.740%
45-2968791	Excelsior Wine Company (d)	2,729,407	4,405,273	2,385,728	4,262,346	USA	US$	50.000%
76.240.720-5	Southern Brewing Company S.A (e)	2,762,750	2,561,064	201,686	102,921	Chile	Chilean peso	49.000%
Foreign	Alpha Cave (f)	447,427	387,919	(146,547)	(104,405)	Brazil	BRL	35.000%
Foreign	VCT Japan Company (g)	112,318	161,498	(30,331)	(21,150)	Japan	JPY	41.000%
Foreign	Escalade W&S (h)	502,268	433,941	76,793	24,834	Canadá	CAD	50.000%
	Total	23,433,439	23,602,244	4,276,763	5,548,108

There are no contingent liabilities associated with these investments.

(a) Investment in Almaviva S.A. is presented net of a rebate of 50% from unrealized profits generated in the sale transaction of a land in 2001 to Almaviva S.A.; as this is an unrealized gain for Concha y Toro S.A. The amount of the rebate is ThCh $ 642,190. The realization of this gain will be capitalized once the property is disposed of to a third party other than the group. In the participation is reduced the unrealized gain of ThCh$ 58,494 as of December 31, 2016 and is deducted the unrealized gain Th $35,538 as of December 31, 2015).

(b) Includes goodwill equivalent to ThCh$ 1,023,201, Industria Corchera presented net, as indicated note 2.10.1. In the participation is added an unrealized gain of ThCH$ 14,271 as of December 31, 2016 and is added ThCh $ 8,329 corresponding to December 31, 2015).

(c) It has been considered to have significant influence in this associated, because there is a representation on the board of that company.

(d) The investment in Excelsior Wine Company represents 50% of its ownership on its equity. In income for 2016 is considered a positive balance amounting to ThCh$137,054 corresponding 31 December 2015 not included in the financial statements as of December 31, 2015. Additionally, there is an exchange difference amounting to ThCh $ 2900.

(e) In the Participation is rebated an unrealized gain of ThCh $ 9,753 as of December 31, 2016 and is deducted ThCh$6,768 as of December 31, 2015 for the same concept.

(f) The Investment in Alpha Cave represents 35% of its equity interest. The value of the latter corresponds to the Goodwill generated in its acquisition amounting to ThCh$446,532 and the investment value in Latour amounting to ThCh $896.

(g) The investment in VCT Japan Company represents 41% of the ownership on its equity. In results for 2016, are considered exchange differences amounting to ThCh$2,431.

(h) Investment in Escalade W&S represents 50% of the ownership on its equity. In results for 2016 consider an adjustment on 2015 income amounting to ThCh$2,829 as well as exchange differences amounting to ThCh$1,719.

11.4	Goodwill for Investments in Associates:

Industria Corchera S.A.:

The Goodwill as of December 31, 2016 is as follows:

-	The amount presented corresponds to the investment of 49.963% of Industria Corchera S.A. which amounts to ThCh$1,023,201, showing no impairment.

-	This goodwill that was generated prior to the date of our transition to IFRS is maintained at the net value recorded to that date and is controlled in the same currency of the investment (Chilean pesos).

-	The book value of goodwill is netted to its corresponding investments.

Alpha Cave Comercio de Vinhos S.A.

On December 31, 2013, Concha y Toro S.A. through its subsidiary VCT Wine Retail Participacoes Ltda., acquired a 35% stake of Alpha Cave Comercio de Vinhos S.A., a company dedicated to the retail trading of wine in Brazil, through its brand name in Ville Du Ville.

The contribution paid for 35% of the shares of Alpha Cave Comercio de Vinhos S.A., amounted to ThCh $ 597,306 ($ 2,621,834 BR Reals).

As of December 31, 2014 the Company determined the fair value of the net assets where the initial investment value by 35% share on the shares of Alpha Cave Comercio de Vinhos S.A. totaled historical ThCh$ 88,548 ($ 452,308 BR Reals).

The determined value of goodwill is netted with the investment, which amounts to ThCh$ 446,532 ($ 2,169,525.91 BR Reals) showing no impairment.

NOTE 12. GOODWILL

The value of the acquired goodwill is as follows:

Detail	As of December 31,	As of December 31,
	2016	2015
	ThCh$	ThCh$
Goodwill Fetzer (at historical cost)	20,549,442	20,549,442
Foreign currency translation differences	6,220,386	7,847,440
Total	26,769,828	28,396,882

Goodwill was mainly attributable to the skills and technical abilities of the workforce at Fetzer Vineyards, Inc., and to the synergies expected to be achieved beginning on the integration of this Company with the business of Viña Concha y Toro Group.

Goodwill for Investments in Subsidiaries:

Acquisition of Fetzer Vineyards, Inc.

On April 15, 2011 Viña Concha y Toro S.A. through its subsidiary VCT USA, Inc. acquired 100% of ownership of Fetzer Vineyards, Inc., a winery located in California USA.

This acquisition was in line with the Company’s business strategy and we believe it was a very important event in the Company’s history. It is expected that this operation helps the Group to increase its global sales, as Fetzer is one of the 10 most important brands of USA in terms of sales volume.

The total consideration valued as of April 15, 2011, for 100% of the shares of Fetzer Vineyards, amounted to ThCh$ 110,131,729 (USD 233,053,431) and the fair value of its net identifiable assets when purchased amounted to ThCh$ 89,582,287, resulting in this acquisition an historical goodwill of ThCh $ 20,549,442.

NOTE 13. INTANGIBLE ASSETS OTHER THAN GOODWILL

13.1	Classes of Intangible Assets

Balances in the different classes of intangible assets are as follows:

	As of December 31,	As of December 31,
Description of classes of Intangible Assets	2016	2015
	ThCh$	ThCh$
Net Intangible asset	40,647,715	41,130,497
Net Intangible asset with finite life	7,683,605	7,611,144
Brands net	24,435,655	25,920,840
Water rights, net	8,474,387	7,580,445
Easement right, net	54,068	18,068
Net identifiable intangible assets	40,647,715	41,130,497
Licenses, Registered Brands and other rights, net	37,709,777	38,270,211
IT Software net	2,937,938	2,860,286
Gross Intangible assets	53,356,735	52,719,862
Gross Intangible identifiable assets	53,356,735	52,719,862
Licenses, Registered Brands and other rights, gross	40,909,615	41,030,595
IT Software gross	12,447,120	11,689,267
Total, Accumulated amortization and value impairment on intangible assets	(12,709,020)	(11,589,365)
Licenses, Registered Brands and other rights	(3,199,838)	(2,760,384)
IT Software	(9,509,182)	(8,828,981)

As of December 31, 2016, the Company has no restrictions on intangible assets and does not maintain acquisition commitments.

The book value of intangible with indefinite useful life was assigned to the cash generating unit (CGU) which corresponds to agricultural land, within the Wines segment. These intangible assets have been tested for impairment, together with agricultural land, i.e. CGUs were assessed, and no impairment was identified.

Changes in identifiable intangible assets as of December 31, 2016 are detailed as follows:

	Licenses,		Identifiable
	Trademarks and	Software, Net	Intangible Assets,
	other rights, Net		Net
Changes in Identifiable Intangible Assets	ThCh$	ThCh$	ThCh$
Beginning balance	38,270,211	2,860,286	41,130,497
Changes:
Additions	1,577,330	899,667	2,476,997
Foreign currency translations differences	(1,635,856)	108,482	(1,527,374)
Withdrawals	(62,454)	(250,296)	(312,750)
Amortization	(439,454)	(680,201)	(1,119,655)
Total Changes	(560,434)	77,652	(482,782)
Final balance December 31, 2016	37,709,777	2,937,938	40,647,715

Changes in identifiable intangible assets as of December 31, 2015 are detailed as follows:

	Licenses,		Identifiable
	Trademarks and	Software, Net	Intangible Assets,
	other rights, Net		Net
Changes in Identifiable Intangible Assets	ThCh$	ThCh$	ThCh$
Beginning balance	32,773,210	2,741,977	35,515,187
Changes:
Additions	1,708,521	901,395	2,609,915
Foreign currency translations differences	4,079,945	81,373	4,161,319
Withdrawals	(11,850)	(46,023)	(57,873)
Amortization	(279,615)	(818,436)	(1,098,051)
Total Changes	5,497,001	118,309	5,615,310
Final balance December 31, 2015	38,270,211	2,860,286	41,130,497

The amount due to amortization amounted to ThCh$ 1,119,655 and ThCh$1,098,051, and ThCh$1,042,675 as of December 31, 2016, 2015, and 2014, respectively, which is reflected in the statement of income included within item “depreciation and amortization”, within the line “administrative expenses” and line “costs of sales” corresponding to the portion which forms part of the inventory cost.

Intangible assets with a finite useful life are amortized on a linear basis during its useful life, beginning at the moment when these are ready to be used. Those intangibles with indefinite useful lives are not amortized and are subject to the application of an impairment test at least once a year, in conformity with IAS 36.

NOTE 14. PROPERTY, PLANT AND EQUIPMENT, NET

14.1	Classes of Property, Plant and Equipment

Balances of this items are as follows:

	As of December 31,	As of December 31,
Description of classes of property, plant and equipment	2106	2105
	ThCh$	ThCh$
Property, Plant and equipment, net	361,004,006	347,762,584
Work in-progress, net	14,672,138	6,436,537
Land, net	120,701,487	113,805,322
Buildings, net	34,139,045	38,237,219
Plant and Equipment, net	34,386,663	35,550,261
IT Equipment, net	1,287,666	837,427
Fixed facilities and accesories, net	70,987,225	68,810,766
Vehicles, net	1,933,184	1,829,375
Improvements of leased goods, net	645,370	743,192
Other Property, plant and equipment, net	4,455,425	4,980,305
Plantations, net	77,795,803	76,532,180
Property, Plant and equipment, gross	608,643,013	584,324,436
Work in-progress, gross	14,672,138	6,436,537
Land, gross	120,701,487	113,805,322
Buildings, gross	59,809,261	63,591,454
Plant and equipment, gross	107,969,230	107,362,959
IT Equipment, gross	4,700,268	4,335,723
Fixed facilities and accesories, gross	170,607,166	162,451,203
Vehicles, gross	4,606,868	4,516,116
Improvements of leased goods, gross	946,980	1,005,729
Other Property, plant and equipment, gross	10,975,868	11,235,859
Plantations, gross	113,653,747	109,583,534
Accumulated Depreciation of Property, Plant and Equipment, Total	(247,639,007)	(236,561,852)
Accumulated depreciation, buildings	(25,670,216)	(25,354,235)
Accumulated depreciation, plant and equipment	(73,582,567)	(71,812,698)
Accumulated depreciation, information technology equipment	(3,412,602)	(3,498,296)
Accumulated depreciation, fixed installations and accessories	(99,619,941)	(93,640,437)
Accumulated depreciation, vehicles	(2,673,684)	(2,686,741)
Accumulated depreciation improvement of leased assets	(301,610)	(262,537)
Accumulated depreciation, other properties, plants and equipment	(6,520,443)	(6,255,554)
Accumulated depreciation, plantations	(35,857,944)	(33,051,354)

Changes in Property, Plant and equipment for the years ended as of December 31, 2016 and 2015 are as follows:

Reconciliation items of changes in property, plant and equipment, by classes	Work in-progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accesories, net	Motor Vehicles, net	Improvements to leased goods, net	Other property, plant and equipment, Net	Plantations, Net	Property, plant and equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance January 1, 2016	6,436,537	113,805,322	38,237,219	35,550,261	837,427	68,810,766	1,829,375	743,192	4,980,305	76,532,180	347,762,584
Changes:											—
Additions	14,488,416	8,005,707	1,315,509	5,676,543	678,915	8,014,525	631,920	—	567,552	6,975,390	46,354,477
4% credit on fixed asset	—	—	—	(42,738)	(2,333)	(3,297)	(2,819)	—	(286)	—	(51,473)
Disappropriations	—	(212,222)	(2,582,074)	(1,090,163)	(809)	(59,930)	(12,032)	(455)	(134,301)	—	(4,091,986)
Reclassification of assets by work termination	(6,038,566)	(45,804)	(575,595)	845,459	273,781	5,355,984	36,795	—	121,274	26,672	—
Write-offs	(8,121)	—	(28,854)	(19,257)	(22,980)	—	(24,846)	—	2,285	(568,914)	(670,687)
Depreciation	—	—	(2,305,874)	(5,861,975)	(467,829)	(9,773,963)	(511,533)	(54,785)	(903,103)	(4,332,956)	(24,212,018)
Increase (decrease) In the foreign currency exchange	(150,561)	(840,738)	80,569	(669,768)	(8,506)	(1,356,860)	(13,676)	(42,582)	(178,301)	(836,569)	(4,016,992)
Other increases (decreases)	(55,567)	(10,778)	(1,855)	(1,699)	—	—	—	—	—	—	(69,899)
Total changes	8,235,601	6,896,165	(4,098,174)	(1,163,598)	450,239	2,176,459	103,809	(97,822)	(524,880)	1,263,623	13,241,422
Final balance December 31, 2016	14,672,138	120,701,487	34,139,045	34,386,663	1,287,666	70,987,225	1,933,184	645,370	4,455,425	77,795,803	361,004,006
F-71

Reconciliation
items of changes
in property,						Fixed facilities		Improvements	Other property,		Property, plant
plant and				Plant and	IT Equipment,	and accesories,	Motor Vehicles,	to leased goods,	plant and		and equipment,
equipment,	Work in-progress	Land	Buildings, net	equipment, net	net	net	net	net	equipment, Net	Plantations, Net	Net
by classes	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance January 1, 2015	3,780,455	111,340,537	38,483,223	33,912,627	748,748	72,569,569	1,409,025	707,560	4,592,154	74,214,301	341,758,199
Changes:
Additions	6,174,149	326,702	77,873	4,067,744	481,461	4,494,262	878,934	—	652,842	5,190,969	22,344,936
4% credit on fixed asset	—	—	—	(16,148)	(2,661)	(6,721)	—	—	(1,153)	—	(26,683)
Disappropriations	—	—	—	(53,102)	(521)	(53,610)	(17,408)	—	(21,340)	—	(145,981)
Reclassification of assets by work termination	(3,657,061)	—	63,949	1,994,166	29,545	1,552,819	—	—	336,620	(320,038)	—
Write-offs	(8,307)	—	(373,812)	(268,194)	(12,249)	(108,571)	—	—	(1)	(723,870)	(1,495,004)
Depreciation	—	—	(2,316,284)	(5,893,553)	(419,052)	(10,754,198)	(453,150)	(61,473)	(1,100,319)	(4,115,243)	(25,113,272)
Increase (decrease) In the foreign currency exchange	179,929	2,138,083	2,302,541	1,788,789	12,156	1,134,779	11,974	97,105	521,502	2,286,061	10,472,919
Other increases (decreases)	(32,628)	—	(271)	17,932	—	(17,563)	—	—	—	—	(32,530)
	—	—	—	—	—	—	—	—	—	—	—
Total changes	2,656,082	2,464,785	(246,004)	1,637,634	88,679	(3,758,803)	420,350	35,632	388,151	2,317,879	6,004,385

Final balance December 31, 2015	6,436,537	113,805,322	38,237,219	35,550,261	837,427	68,810,766	1,829,375	743,192	4,980,305	76,532,180	347,762,584

14.2 Additional Information

a)	Property, plant and equipment

The Company has not identified any indicators of impairment which represent a loss in value of property, plant and equipment, other than those already recorded and presented in these consolidated financial statements.

b)	Commitments acquired and restrictions on acquisition of property, plant and equipment

As of December 31, 2016, commitments acquired due to acquisitions of property, plant and equipment amounted to ThCh$4,852,893 net.

The Company does not have restrictions on property, plant and equipment, other than those reported in Note 34 Guarantees committed with third-parties.

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

These grants require certain conditions on its application. The company complies with these in order to obtain its benefits. Grants are issued one time only and are assigned to a specific watering project. During the period ended as of December 31, 2016, government grants received amounted to ThCh$74,508.
F-73

14.3	Assets under financial lease

a)	Financial lease

As of December 31, 2016 and 2015, there are no property, plant and equipment that are classified as financial leases.

b)	Obligations for contracts or financial leases

As of December 31, 2016 and 2015, there are no obligations for contracts or financial leases.

14.4	Costs of capitalized interests.

The cost of capitalized interests is determined by applying an average rate of all financing costs incurred by the Company to final monthly balances of work in-progress, which complies with the requirements of IAS 23.

Rates and costs for capitalized interests are detailed as follows:

Viña Concha y Toro S.A.

	For the year ended	For the year ended
	December 31, 2016	December 31, 2015
Capitalization rate of capitalized interest, property, plant and equipment	5.12%	5.07%
Amounts of capitalized interest, property, plant and equipment (in ThCh$)	1,114,041	957,483
Total in ThCh$	1,114,041	957,483

Trivento Bodegas y Viñedos S. A.

	For the year ended	For the year ended
	December 31, 2016	December 31, 2015
Capitalization rate of capitalized interest, property, plant and equipment	25.61%	19.30%
Amount of capitalized interest, biological assets (in ThCh$)	29,886	87,332
Total in ThCh$	29,886	87,332
F-74

14.5	Distribution of hectares

As of December 31, 2016:

						Total
	Vineyards in	Vineyards in	Total planted	Land in		Agricultural
	production	development	vineyards	rotation	Fruit trees	Area
Chile
Limarí	921	85	1,006	244	—	1,250
Casablanca	380	44	424	—	—	424
Aconcagua	97	—	97	—	—	97
Leyda	130	—	130	—	—	130
Maipo	771	81	852	21	—	873
Cachapoal	1,178	324	1,502	97	—	1,599
Colchagua	1,947	208	2,155	150	—	2,305
Curicó	598	96	694	4	—	698
Maule	1,982	546	2,528	713	—	3,241
Total Chile	8,004	1,384	9,388	1,229	—	10,617
Argentina
Mendoza	1,117	23	1,140	285	—	1,425
Total Argentina	1,117	23	1,140	285	—	1,425
USA
Fetzer	403	66	469	1	3	473
Total EE.UU.	403	66	469	1	3	473
Total Holding	9,524	1,473	10,997	1,515	3	12,515

As of December 31, 2015:

						Total
	Vineyards in	Vineyards in	Total planted	Land in		Agricultural
	production	development	vineyards	rotation	Fruit trees	Area
Chile
Limarí	886	79	965	288	—	1,253
Casablanca	364	60	424	—	—	424
Aconcagua	100	—	100	—	—	100
Leyda	130	—	130	—	—	130
Maipo	765	88	853	16	—	869
Cachapoal	1,110	353	1,463	134	—	1,597
Colchagua	1,851	312	2,163	37	—	2,200
Curicó	593	90	683	19	—	702
Maule	1,950	463	2,413	512	—	2,925
Total Chile	7,749	1,445	9,194	1,006	—	10,200
Argentina
Mendoza	1,111	31	1,142	67	—	1,209
Total Argentina	1,111	31	1,142	67	—	1,209
USA
Fetzer	415	53	468	1	3	472
Total EE.UU.	415	53	468	1	3	472
Total Holding	9,275	1,529	10,804	1,074	3	11,881
F-75

The total vineyards planted include certain long-term operating leases that the Company has in the valleys of Casablanca, Maipo, and Colchagua. (Please refer to Note 22).

Company’s total land not usable for plantations such as hills, roads, etc., are not included in the total agricultural area.

NOTE 15. BIOLOGICAL ASSETS

The Company presents in current biological assets the agricultural product (grape) derived from plantations in- production which has as destination to be a supply for the wine-production process.

Regarding the agricultural product (grapes) which is in the growing stage up to maturity, the costs are accumulated up to the time of harvest.

In accordance with IAS 41, and based on the Company’s results on the analysis and calculation it was concluded that the fair value of grapes at time of harvest approximated the carrying value and therefore the grapes at the harvest point are measured at fair value less costs to sell, and then transferred to inventory.

15.1	Detail of groups of Current Biological Assets

Biological Assets maintained by Viña Concha y Toro S.A. and subsidiaries correspond to agricultural products – grapes.

-	Reconciliation of changes in Biological Assets:

Reconciliation of changes in Biological Assets	Current
ThCh$
Biological Assets , beginning balance as of January 1, 2016	18,259,302
Gross Biological Assets at the beginning of the period	18,259,302

Net Biological Assets at beginning of the period	18,259,302
Increases other than those from business combinations, biological assets	31,723,037

Increases (decreases ) for exchange differences (net), biological assets	(201,309)

Other increases (decreases) net	(2,395)
Decreases due to harvests or collection, biological assets.	(30,592,344)

Total Biological Assets as of December 31, 2016	19,186,291
Gross Biological Assets as of December 31, 2016	19,186,291

Reconciliation of changes in Biological Assets	Current
ThCh$
Biological Assets, beginning balance as of January 1, 2015	16,317,102
Gross Biological Assets at the beginning of the period	16,317,102

Net Biological Assets at beginning of the period	16,317,102
Increases other than those from business combinations, biological assets	33,280,582
Increases (decreases ) for exchange differences (net), biological assets	428,240
Other increases (decreases) net	(3,433)
Decreases due to harvests or collection, biological assets	(31,763,189)

Total Biological Assets as of December 31, 2015	18,259,302
Gross Biological Assets as of December 31, 2015	18,259,302

As of December 31, 2016 and 2015, the company did not recorded any impairments of biological assets.

F-76

NOTE 16. OTHER NON-FINANCIAL ASSETS

As of December 31, 2016 and 2015, Other Non-financial assets are detailed as follows:

	al 31 de December de 2016		al 31 de December de 2015
	Current	Non-current	Current	Non-current
Non-financial Assets	ThCh$	ThCh$	ThCh$	ThCh$
Other prepaid expenses	3,338,598	3,889,602	2,288,700	1,246,157
Prepaid insurances	1,635,803	—	1,126,838	—
Prepaid advertising	1,217,504	—	1,559,059	—
Prepaid leases	1,008,378	575,747	738,022	878,166
Other	298,243	1,939	522,258	110,982
Total	7,498,526	4,467,288	6,234,877	2,235,305
F-77

NOTE 17. FINANCIAL INSTRUMENTS

17.1	Category of Financial Instruments by nature
a)	Fair values, based on categories of financial instruments, compared against the current and non-current book value included in the consolidated statement of financial position are presented as follows:

As of December 31, 2016
			At amortized cost

			Book value	Fair value	At fair value
Classification	Group	Type	ThCh$	ThCh$	ThCh$
Financial assets	Cash and cash equivalents	Balances in Banks	22,035,392	22,035,392	—
		Short-term deposits	25,178,125	25,178,125	—
	Trade and other accounts receivable	Current	180,332,662	180,332,662	—
		Non- Current	4,624,317	4,624,317	—
Other financial assets	Accounts receivable from related entities	Current	12,954,739	12,954,739	—
	Financial assets available for sale	Current shares	—	—	2,554,984
	Financial assets at fair value with change in income	Current Derivatives	—	—	259,436
	Hedge assets	Current Derivatives	—	—	2,626,811
		Non-current derivatives	—	—	18,303,296
	Other financial assets	Current	50,859	50,859	—
Financial liabilities	Bank loans	Current	80,010,080	81,093,632	—
		Non-current	26,453,065	27,127,844	—
	Obligations with the public	Current	14,042,688	14,526,824	—
		Non-current	118,565,920	115,129,438	—
	Financial liabilities at fair value with change in income	Current derivatives	—	—	2,315,741
	Hedge liabilities	Current derivatives	—	—	5,630,537
		Non-current derivatives	—	—	3,973,051
Other financial liabilities	Trade and other payable	Current trading creditors	76,055,889	76,055,889	—
		Other current accounts payable	42,555,644	42,555,644	—
	Accounts payable to related entities	Current	5,256,371	5,256,371	—
		Non-current	319,601	319,601	—

F-78

b)	Fair values, based on categories of financial instruments, compared against the current and non-current book value included in the consolidated statement of financial position are presented as follows:

As of December 31, 2015
			At amortized cost

			Book value	Fair value	At fair value
Classification	Group	Type	ThCh$	ThCh$	ThCh$
Financial assets	Cash and cash equivalents	Balances in banks	30,635,184	30,635,184	—
	Trade and other accounts receivable	Current	186,960,410	186,963,837	—
		Non-current	4,006,229	4,006,229	—
Other financial assets	Accounts receivable from related entities	Current	11,454,348	11,454,348	—
	Financial assets available for sale	Current shares	—	—	2,835,602
		Non-current shares	—	—	—
	Financial assets at fair value with change in income	Current derivatives	—	—	358,130
		Non-current derivatives	—	—	—
	Hedge assets	Current derivatives	—	—	3,246,101
		Non-current derivatives	—	—	12,253,113
	Other financial assets	Current	66,892	66,892	—
Other financial liabilities	Bank loans	Current	61,985,557	63,905,653	—
		Non-current	83,841,140	86,433,544	—
	Obligations with the public	Current	13,503,709	14,486,901	—
		Non-current	76,887,275	77,707,253	—
	Financial liabilities at fair value with change in income	Current derivatives	—	—	2,984,566
		Non-current derivatives	—	—	—
	Hedge liabilities	Current derivatives	—	—	12,378,107
		Non-current derivatives	—	—	48,261,705
financial liabilities	Trade and other accounts payable	Current trading creditors	81,456,062	81,456,062	—
		Other current accounts payable	25,541,422	25,541,422	—
	Accounts payable to related entities	Current	6,231,830	6,231,830	—
		Non-current	536,570	536,570	—

F-79

17.2	Derivative Instruments

In conformity with the risk management policy, Viña Concha y Toro contracts exchange rate derivatives and interest rate derivatives, which are classified as follows:

-	Fair Value Hedge
-	Cash Flow Hedge
-	Net Investment Hedges
-	Non-hedge derivatives (Those derivatives which do not qualify under the hedging accounting)
a)	Assets and Liabilities by hedging derivative instrument

The balances of financial derivatives qualified as hedge instruments were recognized in the statements of financial position as assets and liabilities as per the following detail:

		As of December 31, 2016				As of December 31, 2015
		Assets		Liabilities		Assets		Liabilities
Assets and liabilities for hedging		Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
derivative instruments	Instrument	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedges:		—	—	—	—	—	—	173,895	55,433
Cash flow hedges	Swap	—	—	—	—	—	—	173,895	55,433
Exchange rate hedges:		2,626,811	18,303,296	5,630,537	3,973,051	3,246,101	12,253,113	12,204,212	48,206,272
Cash flow hedges	Swap	1,441,388	5,553,687	571,737	—	920,764	4,614,407	661,961	—
Net investment hedges	Swap	—	976,672	3,237,893	3,237,893	—	—	3,899,760	8,304,056
Fair value hedge	Forward	843,420	—	824,027	—	580,490	—	631,541	—
Cash flow hedges	Forward	—	11,772,937	483,195	735,158	1,428,254	7,638,706	6,688,246	39,902,216
Net investment hedges	Forward	342,003	—	513,685	—	316,593	—	322,704	—
Total		2,626,811	18,303,296	5,630,537	3,973,051	3,246,101	12,253,113	12,378,107	48,261,705
F-80

b)	Assets and liabilities for derivative instruments with changes in fair value through income (non-hedging)

Derivative operations which are recorded at fair value with changes in income were recognized in the statements of financial position as assets and liabilities as per the following detail:

	As of December 31, 2016					As of December 31, 2015
Assets and liabilities for derivative		Assets		Liabilities		Assets		Liabilities
instruments at fair value with change in		Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
income	Instrument	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-hedge derivative instruments		259,436	—	2,315,741	—	358,130	—	2,984,566	—
Derivative instruments	Forward	259,436	—	2,315,741	—	358,130	—	2,984,566	—
Total		259,436	—	2,315,741	—	358,130	—	2,984,566	—

c)	Other information on instruments

A detail of financial derivatives contracted as of December 31, 2016 and 2015, its fair value and its breakdown by maturity on contractual values is detailed as follows:

	As of December 31, 2016
					Contractual values
		Fair value	Year 2017	Year 2018	Year 2019	Subsequent	Total
Detail per maturity	Instrument	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedges:		—	—	—	—	—	—
Cash flow hedges	Swap	—	—	—	—	—	—
Exchange rate hedges:		11,326,519	158,683,580	88,500,685	82,358,639	271,179,876	600,722,780
Cash flow hedges	Swap	6,423,337	12,293,988	20,017,058	21,738,624	8,499,243	62,548,913
Net investment hedge	Swap	(5,499,114)	5,686,064	5,548,053	12,402,464	—	23,636,581
Fair value hedge	Forward	19,393	87,373,303	—	—	87,373,303	174,746,606
Cash flow hedges	Forward	10,554,585	15,477,400	62,935,574	48,217,551	137,454,505	264,085,030
Net investment hedge	Forward	(171,682)	37,852,825	—	—	37,852,825	75,705,650
Non-hedge derivatives		(2,056,305)	30,846,010	—	—	30,846,010	61,692,020
Non-hedge derivatives		(2,056,305)	30,846,010	—	—	30,846,010	61,692,020
Total		9,270,214	189,529,590	88,500,685	82,358,639	302,025,886	662,414,800
F-81

	As of December 31, 2015
					Contractual values
		Fair value	Year 2017	Year 2018	Year 2019	Subsequent	Total
Detail per maturity	Instrument	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedges:		(229,327)	5,952,051	5,815,484	2,856,951	—	14,624,486
Cash flow hedges	Swap	(229,327)	5,952,051	5,815,484	2,856,951	—	14,624,486
Exchange rate hedges:		(44,911,270)	188,481,398	168,903,928	99,154,823	171,109,164	627,649,313
Cash flow hedges	Swap	4,873,210	13,005,261	12,691,995	20,406,677	31,017,672	77,121,605
Net investment hedge	Swap	(12,203,816)	6,179,263	6,031,660	5,885,261	13,156,279	31,252,463
Fair value hedge	Forward	(51,051)	97,566,224	—	—	—	97,566,224
Cash flow hedges	Forward	(37,523,502)	43,568,211	150,180,273	72,862,885	126,935,213	393,546,582
Net investment hedge	Forward	(6,111)	28,162,438	—	—	—	28,162,438
Non-hedge derivatives		(2,626,436)	27,733,603	—	—	—	27,733,603
Non-hedge derivatives		(2,626,436)	27,733,603	—	—	—	27,733,603
Total		(47,767,033)	222,167,052	174,719,412	102,011,774	171,109,164	670,007,402

d)	Cash flow transfer

A detail of cash flows transfers as of December 31, 2016 and 2015 is shown as follows:

	Changes between December 31, 2015 and December			Changes between December 31, 2014 and
Cash Flow hedges	31, 2016			December 31, 2015
	Forward in ThCh$	Swap in ThCh$	Total in ThCh$	Forward in ThCh$	Swap in ThCh$	Total in ThCh$
Opening balance	(37,523,502)	4,643,883	(32,879,619)	(12,779,987)	1,374,245	(11,405,742)
Valuation of existing contracts, opening balance	42,502,317	1,808,931	44,311,248	(23,094,400)	1,640,305	(21,454,095)
Valuation of new contracts	1,219,495	—	1,219,495	(3,950,620)	797,663	(3,152,957)
Transfer to profit or loss during the period	4,356,274	(29,476)	4,326,798	2,301,505	831,670	3,133,175
Final balance	10,554,584	6,423,338	16,977,922	(37,523,502)	4,643,883	(32,879,619)
F-82

17.3	Fair value hierarchy

The detail of the fair value of financial instruments recorded at fair value in the statement of financial position is as follows (Note 2.6.9):

As of December 31, 2016
		Level 1	Level 2	Level 3
Financial instruments measured at fair value	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Fair value hedge derivatives	843,420	—	843,420	—
Cash flow hedge derivatives	18,768,012	—	18,768,013	—
Net investment hedge derivatives	1,318,675	—	1,318,675	—
Derivatives not designated as hedge accounting	259,436	—	259,436	—
Financial Assets available for sale	2,554,984	2,375,435	—	179,549
Total Financial Assets	23,744,527	2,375,435	21,189,544	179,549
Financial Liabilities
Fair value hedge derivatives	824,027	—	824,027	—
Cash flow hedge derivatives	1,790,089	—	1,790,090	—
Net investment hedge derivatives	6,989,471	—	6,989,471	—
Derivatives not designated as hedge accounting	2,315,741	—	2,315,741	—
Total Financial Liabilities	11,919,328	—	11,919,329	—

As of December 31, 2015
		Level 1	Level 2	Level 3
Financial instruments measured at fair value	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Fair value hedge derivatives	580,490	—	580,490	—
Cash flow hedge derivatives	14,602,131	—	14,602,132	—
Net investment hedge derivatives	316,593	—	316,593	—
Derivatives not designated as hedge accounting	358,130	—	358,130	—
Financial Assets available for sale	2,835,602	2,656,053	—	179,549
Total Financial Assets	18,692,946	2,656,053	15,857,345	179,549
Financial Liabilities
Fair value hedge derivatives	631,541	—	631,541	—
Cash flow hedge derivatives	47,481,751	—	47,481,751	—
Net investment hedge derivatives	12,526,520	—	12,526,520	—
Derivatives not designated as hedge accounting	2,984,566	—	2,984,566	—
Total Financial Liabilities	63,624,378	—	63,624,378	—
F-83

NOTE 18. OTHER FINANCIAL LIABILITIES

As of December 31, 2016 and 2015, other financial liabilities are detailed as follows:

	Current		Non-current
Not guaranteed	As of December 31	As of December 31	As of December 31 2016	As of December 31
	2016	2015		2015
	ThCh$	ThCh$	ThCh$	ThCh$
Loans from financial institutions	80,010,080	61,985,557	26,453,065	83,841,140
Obligations with the Public	14,042,688	13,503,709	118,565,920	76,887,275
Hedge derivatives (*)	5,630,537	12,378,107	3,973,051	48,261,705
Non-hedge derivatives (**)	2,315,741	2,984,566	—	—
Total	101,999,046	90,851,939	148,992,036	208,990,120

(*) Please refer to note 17.2 - a

(**) Please refer to note 17.2 - b

F-84

a)	Loans from financial entities (non-derivatives), current as of December 31, 2016.
										Maturity
		Country of			Country	Type of					More than 90
Debtor entity		the debtor	Tax ID No. Of		of creditor	currency or	Type of	Effective	Nominal	Up to 90 days	days to 1 year	Total
Tax ID No.	Name of debtor entity	company	creditor entity	Name of creditor entity	company	adjustment unit	amortization	rate	rate	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	US Dollar	At maturity	2.74%	2.56%	13,480,805	—	13,480,805
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	Chilean Peso	Semiannual	5.61%	5.28%	721,923	693,250	1,415,173
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.949.000-3	Rabobank Chile	Chile	US Dollar	Semiannual	2.63%	2.39%	42,799	10,042,050	10,084,849
Foreign	VCT USA, Inc.	USA	Foreign	Banco del Estado de Chile, New York Branch	USA	US Dollar	At maturity	2.40%	2.40%	21,155	—	21,155
Foreign	VCT USA, Inc.	USA	Foreign	Banco del Estado de Chile, New York Branch	USA	US Dollar	At maturity	2.90%	2.90%	25,563	—	25,563
Foreign	VCT USA, Inc.	USA	Foreign	Banco del Estado de Chile, New York Branch	USA	US Dollar	At maturity	1.46%	1.46%	12,924	3,749,032	3,761,956
Foreign	VCT USA, Inc.	USA	Foreign	Banco del Estado de Chile, New York Branch	USA	US Dollar	At maturity	1.44%	1.44%	7,703,524	—	7,703,524
Foreign	VCT USA, Inc.	USA	Foreign	Banco del Estado de Chile, New York Branch	USA	US Dollar	Semiannual	2.25%	1.66%	4,631	6,694,700	6,699,331
Foreign	VCT USA, Inc.	USA	Foreign	Rabobank Nederland, New York Branch	USA	US Dollar	At maturity	2.15%	2.15%	27,588	10,042,050	10,069,638
Foreign	VCT USA, Inc.	USA	Foreign	Rabobank Nederland, New York Branch	USA	US Dollar	Semiannual	3.81%	3.81%	229,712	10,042,050	10,271,762
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Credicoop	Argentina	Argentine Peso	Monthly	27.30%	27.30%	8,357	214,871	223,228
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Francés	Argentina	Argentine Peso	At maturity	23.50%	23.50%	—	893,627	893,627
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Francés	Argentina	Argentine Peso	Quarterly	27.50%	27.50%	1,555	68,815	70,370
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Francés	Argentina	Argentine Peso	Monthly	27.00%	27.00%	8,103	280,877	288,980
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Francés	Argentina	Argentine Peso	Annual	25.10%	25.10%	1,927	133,417	135,344
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Macro	Argentina	Argentine Peso	At maturity	25.25%	25.25%	—	910,249	910,249
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Macro	Argentina	Argentine Peso	Semiannual	15.25%	15.25%	120	24,075	24,195
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine Peso	Quarterly	23.00%	23.00%	6,252	15,479	21,731
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine Peso	Quarterly	23.00%	23.00%	22,877	58,548	81,425
Foreign	VCT & DG México S.A.	Mexico	Foreign	Banco Banamex	Mexico	Mexican pesos	At maturity	6.57%	6.32%	1,428,875	—	1,428,875
Foreign	VCT Brasil Imp. Y Export. Ltda.	Brazil	Foreign	Banco Citibank S.A	Brazil	Brazilian Real	At maturity	18.30%	15.25%	22,144	1,029,100	1,051,244
Foreign	VCT Brasil Imp. Y Export. Ltda.	Brazil	Foreign	Banco Itau BBA S.A	Brazil	Brazilian Real	At maturity	18.44%	18.44%	187,964	4,116,400	4,304,364
Foreign	Fetzer Vineyards, Inc.	USA	97.030.000-7	Banco del Estado de Chile	USA	US Dollar	At maturity	0.97%	0.97%	4,354,486	—	4,354,486
Foreign	Fetzer Vineyards, Inc.	USA	97.030.000-7	Banco del Estado de Chile	USA	US Dollar	At maturity	1.56%	1.56%	10,328	2,677,878	2,688,206
Balances to date										28,323,612	51,686,468	80,010,080

b)	Loans from financial entities (non-derivatives), non-current as of December 31, 2016.
						Currency or				Maturity
Taxpayer ID of		Country	Taxpayer ID		Country of	adjustment		Effective	Nominal	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
Debtor	Name of Debtor	of debtor	of creditor	Name of Creditor	creditor	index	Amortization type	rate	rate	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	Chilean peso	Semiannual	5.61%	5.28%	693,250	—	—	—	—	693,250
Foreign	VCT USA, Inc.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	Chilean peso	Semiannual	5.61%	5.28%	20,699,537	4,016,820	—	—	—	24,716,357
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Francés	Argentina	Argentine Peso	Monthly	27.00%	27.00%	280,877	280,877	—	—	—	561,754
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Francés	Argentina	Argentine Peso	Annual	25.10%	25.10%	133,417	133,417	—	—	—	266,834
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Credicoop	Argentina	Argentine Peso	Monthly	27.30%	27.30%	214,870	—	—	—	—	214,870
Balances to date										22,021,951	4,431,114	—	—	—	26,453,065
F-85

c)	Loans from financial entities (non-derivatives), current as of December 31, 2015.
										Maturity
											90 days to 1
Taxpayer ID		Country of	Taxpayer ID		Country of	Currency or	Amortization	Effective	Nominal	Up to 90 days	year	Total
of Debtor	Name of Debtor	debtor	of creditor	Name of Creditor	creditor	adjustment index	type	rate	rate	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US Dollar	At maturity	1.81%	1.81%	2,846,004	2,840,640	5,686,644
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	US Dollar	At maturity	2.74%	2.56%	94,941	—	94,941
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	At maturity	4.20%	3.98%	4,534	2,562,909	2,567,443
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	Chilean peso	At maturity	5.61%	5.28%	1,453,403	1,386,500	2,839,903
90.227.000-0	Viña Concha y Toro S.A.	Chile	Foreign	Rabobank Curacao N.V.	Chile	US Dollar	At maturity	2.63%	2.29%	89,445	10,652,400	10,741,845
Foreign	VCT Brasil Imp. Y Export. Ltda	Brazil	Foreign	Banco Citibank S.A	Brazil	Real	At maturity	18.30%	18.30%	—	912,178	912,178
Foreign	VCT Brasil Imp. Y Export. Ltda	Brazil	Foreign	Banco Itau BBA S.A	Brazil	Real	At maturity	15.32%	15.32%	—	3,967,000	3,967,000
Foreign	VCT USA, Inc.	USA	Foreign	Banco del Estado de Chile, New York	USA	US Dollar	At maturity	2.52%	2.52%	64,056	16,570,400	16,634,456
Foreign	VCT USA, Inc.	USA	Foreign	Rabobank Nederland, New York Branch	USA	US Dollar	At maturity	2.98%	2.98%	355,343	10,652,400	11,007,743
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Credicoop	Argentina	Argentine Peso	At maturity	25.02%	25.02%	1,004,746	337,653	1,342,399
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Francés	Argentina	Argentine Peso	At maturity	26.06%	26.06%	31,383	1,590,236	1,621,619
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Macro	Argentina	Argentine Peso	At maturity	15.25%	15.25%	466	62,240	62,706
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Supervielle	Argentina	Argentine Peso	At maturity	32.50%	32.50%	56,197	39,552	95,749
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Santander Rio S.A.	Argentina	Argentine Peso	At maturity	15.25%	15.25%	30,635	30,256	60,891
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine Peso	At maturity	26.38%	26.38%	354,996	1,224,946	1,579,942
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	ADM.PROVINCIAL DEL FONDO	Argentina	Argentine Peso	At maturity	12.50%	12.50%	—	30,004	30,004
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco BBVA Chile	Argentina	US Dollar	At maturity	1.16%	1.16%	—	966,638	966,638
Foreign	VCT & DG México S.A.	Mexico	Foreign	Banco Banamex	Mexico	Mexican pesos	At maturity	5.45%	5.45%	1,773,456	—	1,773,456
Balances to date										8,159,605	53,825,952	61,985,557
e)	Loans from non-financial entities (non-derivatives), non-current as of December 31, 2015.
						Currency or				Maturity
Taxpayer ID of		Country	Taxpayer ID		Country	adjustment	Amortization	Effective	Nominal	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
Debtor	Name of Debtor	of debtor	of creditor	Name of Creditor	of creditor	index	type	rate	rate	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US Dollar	At maturity	1.81%	1.81%	5,681,280	2,840,640	—	—	—	8,521,920
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	US Dollar	At maturity	2.74%	2.56%	14,203,200	—	—	—	—	14,203,200
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	Chilean peso	At maturity	5.61%	5.28%	1,386,500	693,250	—	—	—	2,079,750
90.227.000-0	Viña Concha y Toro S.A.	Chile	Foreign	Rabobank Curacao N.V.	Chile	US Dollar	At maturity	2.63%	2.29%	10,652,400	—	—	—	—	10,652,400
Foreign	VCT USA, Inc.	USA	Foreign	Banco del Estado de Chile, New York	USA	US Dollar	At maturity	2.65%	2.65%	—	4,260,960	4,260,960	—	—	8,521,920
Foreign	VCT USA, Inc.	USA	Foreign	Rabobank Nederland, New York Branch	USA	US Dollar	At maturity	2.98%	2.98%	21,304,800	17,754,000	—	—	—	39,058,800
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Francés	Argentina	Argentine Peso	At maturity	27.50%	27.50%	88,951	—	—	—	—	88,951
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Macro	Argentina	Argentine Peso	At maturity	15.25%	15.25%	31,120	—	—	—	—	31,120
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco Credicoop	Argentina	Argentine Peso	At maturity	27.30%	27.30%	277,747	277,747	—	—	—	555,494
Foreign	Trivento B. y Viñedos S. A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine Peso	At maturity	23.00%	23.00%	127,585	—	—	—	—	127,585
Balances to date										53,753,583	25,826,597	4,260,960	—	—	83,841,140
F-86

NOTE 19. BONDS PAYABLE AND PROMISSORY NOTES

On November 14, 2012 the Company realized a bond placement for a total of UF 1,500,000 corresponding to the F series issued by the Viña Concha y Toro S.A. with a charge to the line of bonds registered in the Securities Register of the SVS under number 574 dated March 23, 2009.

The bond placement indicated above was performed as per the following detail:

UF 1,500,000 placed with charge to F Series, at a term of 6 years amortizable on a semi-annual basis with three-year grace period. The placement effective rate is UF + 3.63%

On September 11, 2014, the Company realized a bond placement for a total of UF 2,000,000 corresponding to the J and K series issued by the Viña Concha y Toro S.A. with charge to the line of bonds registered in the Securities Register of the SVS under number 575 dated March 23, 2009.

The bond placement indicated above was performed as per the following detail:

UF 1,000,000 placed with charge to Series J, at a term of 6 years amortizable on a semi-annual basis with 3-years grace period. The placement effective rate is UF + 2.18%, and

UF 1,000,000 placed with charge to K Series, at a term of 24 years amortizable on a semi-annual basis with 10-years grace period. The placement effective rate is UF + 3.49%

On November 3, 2016, the Company realized a bond placement for a total of UF 2,000,000 corresponding to the N series issued by the Viña Concha y Toro S.A. with charge to the line of bonds registered in the Securities Register of the SVS under number 841 dated October 12, 2016.

The bond placement indicated above was realized as per the following detail:

-	UF 2,000,000 placed with charge to Series N, at a term of 25 years amortizable on a semi-annual basis with 20-year grace period. The placement effective rate is UF + 2.69%
F-87

Bonds payable and promissory notes are detailed as follows:

a)	Bonds payable and promissory notes, current as of December 31, 2016
						Currency				Maturity
						or					90 days to 1
Taxpayer ID		Country	Taxpayer ID of		Country of	adjustment	Amortization	Effective	Nominal	Up to 90 days	year	Total
of Debtor	Name of Debtor	of debtor	creditor	Name of placing entity	creditor	index	type	rate	rate	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Semi- Annual	3.78%	3.50%	6,725,836	6,586,992	13,312,828
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Semi-	2.29%	2.50%	215,940	—	215,940
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Semi-	3.53%	3.30%	284,295	—	284,295
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.080.000-k	Banco Bice	Chile	U.F.	Semi-	2.75%	2.40%	229,625	—	229,625
Total										7,455,696	6,586,992	14,042,688

b)	Bonds payable and promissory notes, non-current as of December 31, 2016
						Currency				Maturity
						or
Taxpayer ID		Country	Taxpayer ID of		Country of	adjustment	Amortization	Effective	Nominal	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
of Debtor	Name of Debtor	of debtor	creditor	Name of placing entity	creditor	index	type	rate	rate	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Semi-	3.78%	3.50%	13,174,001	—	—	—	—	13,174,001
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Semi-	2.29%	2.50%	—	8,782,657	8,782,656	8,782,666	—	26,347,979
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Semi-	3.53%	3.30%	—	—	—	—	26,347,980	26,347,980
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.080.000-k	Banco Bice	Chile	U.F.	Semi-	2.75%	2.40%	—	—	—	—	52,695,960	52,695,960
Total										13,174,001	8,782,657	8,782,656	8,782,666	79,043,940	118,565,920

c)	Bonds payable and promissory notes, current as of December 31, 2015

						Currency				Maturity
						or					90 days to 1
Taxpayer ID		Country	Taxpayer ID		Country of	adjustment	Amortization	Effective	Nominal	Up to 90 days	year	Total
of Debtor	Name of Debtor	of debtor	of creditor	Name of placing entity	creditor	index	type	rate	rate	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	3.78%	3.50%	202,583	12,814,540	13,017,123
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	2.29%	2.50%	210,048	—	210,048
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	3.53%	3.30%	276,538	—	276,538
Total										689,169	12,814,540	13,503,709
F-88

d)	Bonds payable and promissory notes, non-current as of December 31, 2015
												Maturity
						Currency
						or
Taxpayer ID		Country	Taxpayer ID		Country of	adjustment	Amortization	Effective	Nominal	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
of Debtor	Name of Debtor	of debtor	of creditor	Name of Creditor	creditor	index	type	rate	rate	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	3.78%	3.50%	12,814,540	12,814,555	—	—	—	25,629,095
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	2.29%	2.50%	—	8,543,027	8,543,027	8,543,036	—	25,629,090
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Upon maturity	3.53%	3.30%	—	—	—	—	25,629,090	25,629,090
Total										12,814,540	21,357,582	8,543,027	8,543,036	25,629,090	76,887,275

Bonds payable and promissory notes correspond to the placement in Chile of Bonuses in UF. These are presented valued at the principal value plus accrued interests at year-end.

e)	Issuance Expenses and Placement of equity and debt securities

Issuance expenses net of amortization as of December 31, 2016 and 2015 amount to ThCh$1,097,113 and ThCh$715,866, respectively. In addition, as issuance expenses all disbursements due to reports of Risk Rating Agencies, legal and financial advisories, taxes, printing house and placement commissions are included.

As of December 31, 2016 and 2015, the amortization amounts to ThCh$109,192 and ThCh$102,248, respectively, which is performed in accordance to that indicated in Note 2.6.10.

F-89

NOTE 20. TRADE AND OTHER ACCOUNTS PAYABLE

This caption comprises the following:

	Total current
	As of December	As of December
	31, 2016	31, 2015
	ThCh$	ThCh$
Trade payables	76,055,889	64,287,634
Other payables	25,449,738	17,792,614
Dividends payable	9,297,343	10,491,886
Withholdings	7,808,563	14,425,350
Total	118,611,533	106,997,484

Other payables consists mainly of debts corresponding to personnel’s pension discounts and debts due to advertising contributions.

As of December 31, 2016, suppliers with current payments by type of supplier and per payment terms are as follows:

								Payment
Type of		Amounts per payment dates						average
supplier								period
	Up to 30 days	31-60	61-90	91-120	121-365	366 and thereafter	Total ThCh$	(days)
Products	25,108,130	10,001,845	4,770,684	4,255,281	1,621,348	2,511	45,759,799	51
Services	12,346,170	1,745,142	800,638	59,793	246,293	—	15,198,036	40
Other	2,946,102	35,505	223,043	180,381	843	—	3,385,874	34
Total ThCh$	40,400,402	11,782,492	5,794,365	4,495,455	1,868,484	2,511	64,343,709

As of December 31, 2016, suppliers with amounts past due by type of supplier and per payment terms are as follows:

Type of	Amounts per past due days
supplier	Up to 30 days	31-60	61-90	91-120	121-180	181 and thereafter	Total ThCh$
Products	2,519,777	1,404,401	432,195	14,958	178,608	585,510	5,135,449
Services	2,051,400	1,271,089	190,161	352,593	154,344	576,949	4,596,536
Other	292,026	216,525	235,489	252,447	504,335	479,373	1,980,195
Total ThCh$	4,863,203	2,892,015	857,845	619,998	837,287	1,641,832	11,712,180
F-90

As of December 31, 2015, suppliers with current payments by type of supplier and per payment terms are as follows:

Amounts per payment dates
								Payment
								average
Type of						366 and		period
supplier	Up to 30 days	31-60	61-90	91-120	121-365	thereafter	Total ThCh$	(days)
Products	28,871,903	10,495,300	2,554,458	236,406	—	—	42,158,067	62
Services	12,777,610	480,321	324,880	33,604	222,638	—	13,839,053	49
Other	2,663,163	154,319	30	—	—	—	2,817,512	53
Total ThCh$	44,312,676	11,129,940	2,879,368	270,010	222,638	0	58,814,632

As of December 31, 2015, suppliers with amounts past due by type of supplier and per payment terms are as follows:

	Amounts per past due days
Type of supplier	Up to 30 days	31-60	61-90	91-120	121-180	181 and thereafter	Total ThCh$
Products	915,093	44,631	69,144	47,472	9,515	720,306	1,806,161
Services	2,087,288	118,748	91,696	90,661	27,444	299,626	2,715,463
Other	325,463	408,711	11,275	1,276	16,089	188,564	951,378
Total ThCh$	3,327,844	572,090	172,115	139,409	53,048	1,208,496	5,473,002

NOTE 21. INCOME TAX AND DEFERRED TAXES

The balances and concepts of deferred tax assets and liabilities are detailed as follows:

	As of December	As of December
Description of deferred tax assets	31, 2016	31, 2015
	ThCh$	ThCh$
Depreciation	9,114	8,707
Provisions	8,515,173	8,138,217
Foreign currency denominated contracts	—	56,513
Employee benefit obligations	558,565	466,742
Non-financial tax income	3,046,028	2,468,954
Tax losses	174,151	124,031
Other	2,881,809	1,979,589
Deferred tax assets	15,184,840	13,242,753

	As of December	As of December
Description of deferred tax liabilities	31, 2016	31, 2015
	ThCh$	ThCh$
Depreciation	21,700,065	21,472,058
Amortization	5,512,803	4,248,851
Provisions	430	—
Capitalized tax expenses	13,093,478	12,523,170
Marketable securities revaluation	17,110	92,876
Property, plant and equipment revaluation	9,480,283	9,480,283
Other	584,121	976,563
Deferred tax liabilities	50,388,290	48,793,801
F-91

b)	Information on taxes regarding entries charged to Net Equity

The Company has recognized entries with effect in equity, which gave rise to deferred tax detailed as follows:

	As of December 31,	As of December 31,
Description of deferred tax liabilities (assets), recognized	2016	2015
	ThCh$	ThCh$
Land revaluation	9,480,283	9,480,283
Forwards	—	(55,252)
Marketable securities revaluation	17,110	92,876
Obligations with employees	(23,736)	(36,532)
Deferred tax assets, recognized, total	9,473,657	9,481,375

c)	Changes in deferred taxes

Changes on items of “deferred taxes” of the consolidated statements of financial position for the years 2016 and 2015 are detailed as follows:

Movements in deferred taxes	Assets	Liabilities
	ThCh$	ThCh$
Balance as of January 1, 2015	8,769,070	42,795,572
Increase (decrease) in profit or loss	4,473,683	5,341,485
Increase (decrease) in equity	—	292,328
Balance conversion adjustments (profit or loss)	—	364,416
Balance as of December 31, 2015	13,242,753	48,793,801
Increase (decrease) in profit or loss	1,942,087	1,604,327
Increase (decrease) in equity	—	(7,719)
Balance conversion adjustments (profit or loss)	—	(2,119)
Balance as of December 31, 2016	15,184,840	50,388,290

Detail of income tax expense

1.	The expense (income) for income tax, divided by deferred taxes and income tax, for 2016 and 2015 are as follows:
	As of December 31,	As of December 31,	As of December 31,
Description of current and deferred tax expenses (benefit)	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Current income tax expense
Current tax expense	16,783,596	13,655,331	11,150,034
Adjustment to prior year current tax	1,014,791	1,861,006	281,351
Other current tax expenses	81,792	133,953	163,792
Total current income tax expense, net	17,880,179	15,650,290	11,595,177
Deferred tax expense (benefit) related to the creation and reversal of temporary differences	(1,801,805)	(422,630)	7,524,102
Deferred tax expense (benefit) related to changes in the tax rate	1,464,045	1,290,432	(718,280)
Total deferred tax expense (benefit), net	(337,760)	867,802	6,805,822
Income tax expense (benefit)	17,542,419	16,518,092	18,400,999
F-92

2.	The composition of the expense (income) from income tax, considering the source (domestic or foreign) and the type of tax, for 2016 and 2015 are detailed as follows:
	As of December 31,	As of December 31,	As of December 31,
Description of tax expense (benefit) by foreign and domestic party	2016	2015	2014
	ThCh$	ThCh$	M$
Current tax expense by foreign and domestic parties, net
Total current income tax expense, net, foreign	5,061,254	5,056,309	5,074,171
Total current income tax expense, net, domestic	12,818,925	10,593,981	6,521,006
Total current tax expense, net	17,880,179	15,650,290	11,595,177

Deferred tax expense by foreign and domestic parties, net
Total deferred tax expense, net, foreign	(107,621)	1,641,250	(339,380)
Total deferred tax expense, net, domestic	(230,139)	(773,448)	7,145,202
Total deferred tax expense, net	(337,760)	867,802	6,805,822

Income tax expense (benefit)	17,542,419	16,518,092	18,400,999

Reconciliation of income tax expense

1.	Reconciliation of values in which are indicated the amounts that give rise to variations of the income tax expense recorded in the statement of income, beginning from the tax amount resulting after applying the taxable rate on “Income before taxes”.

	From January 1	From January 1	From January 1
	through December 31, 2016	through December 31, 2015	through December 31, 2014
Reconciliation of tax expense	ThCh$	ThCh$	ThCh$
Tax expense using the legal rate	15,857,282	15,042,764	11,843,404
Tax effect of rates in other jurisdictions	3,206,568	3,427,905	2,237,353
Tax effect of non-taxable revenue	(223,562)	(1,199,545)	(797,617)
Tax effect of non-deductible expenses	321,384	106,398	405,334
Tax effect of increase in the tax rate in Chile (%)	1,464,046	1,294,810	5,653,899
Taxation calculated using the effective rate	—	—	523,662
Taxation calculated exchange rate effect (%)	(420,225)	4,868,458	3,890,620
Taxation calculated taxable equity (%)	(2,647,979)	(3,204,313)	(4,096,781)
Other increases (decreases) in the legal tax charge (%)	(15,095)	(3,818,385)	(1,258,875)
Total adjustments to tax expense using the legal rate	1,685,137	1,475,328	6,557,595
Tax expense using the effective rate	17,542,419	16,518,092	18,400,999

2.	Reconciliation of effective tax rate (%), showing changes to the current rate (24.0% as of December 31, 2016, 22.5% as of December 31, 2015 and 21.00% as of December 31, 2014)
	As of December	As of December	As of December
	31, 2016	31, 2015	31, 2014
Tax expense using the legal rate (%)	24.00%	22.50%	21.00%
Tax effect of rates in other jurisdictions (%)	5.45%	5.13%	3.97%
Tax effect of non-taxable revenue (%)	-0.38%	-1.79%	-1.41%
Tax effect of non-deductible expenses (%)	0.55%	0.16%	0.72%
Tax effect of increase in the tax rate in Chile (%)	2.49%	1.94%	10.03%
Taxation calculated using the effective rate	0.00%	0.00%	0.93%
Taxation calculated exchange rate effect (%)	-0.64%	7.28%	6.90%
Taxation calculated taxable equity (%)	-4.01%	-4.79%	-7.27%
Other increases (decreases) in the legal tax charge (%)	-0.91%	-5.73%	-2.24%
Total adjustments to tax expense using the legal rate (%)	2.55%	2.20%	11.63%
Tax expense at the effective rate (%)	26.55%	24.70%	32.63%
F-93

The detail of current tax assets is as follows:

	As of December 31,	As of December 31,
Description	2016	2015
	ThCh$	ThCh$
Monthly provisional tax payments and other recoverable taxes	17,332,163	13,915,635
Credits to income tax	169,443	104,893
Total	17,501,606	14,020,528

The detail of current tax liabilities is as follows:

	As of December	As of December
Description	31, 2016	31, 2015
	ThCh$	ThCh$
Income tax	28,251,874	17,340,151
Provision for taxes	1,369,384	716,159
Other	607	—
Total	29,621,865	18,056,310
F-94

NOTE 22. LEASES

a)	As of December 31, 2016 and 2015, there are no financial leases for current non-derivative financial liabilities.
b)	As of December 31, 2016, there are operating leases which mainly relate to leases of estates of long-term for agricultural land on which wine grapes plantations have been developed. These contracts contain no embedded derivatives due to the fact that do not meet the features described in Note 2.6.8 Embedded Derivatives.

The detail of Minimum payments payable is as follows:

Short-term portion	1 to 5 years	Over 5 years	Total amount owed
ThCh$	ThCh$	ThCh$	ThCh$
888,011	1,239,334	1,153,498	3,280,843

c)	Operating leases used are detailed as follows:
	As of December 31,	As of December 31,	As of December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Leases used	6,870,636	6,374,744	7,052,067
Total	6,870,636	6,374,744	7,052,067

NOTE 23. PROVISIONS FOR BENEFITS TO EMPLOYEES

23.1	Employee benefits and expenses

Changes in classes of expenses by employee are detailed as follows:

	From January 1	From January 1	From January 1
Employee benefits and expenses	through	through	through
	December 31, 2016	December 31, 2015	December 31, 2014
	ThCh$	ThCh$	ThCh$
Short-term employee benefits	103,199,931	97,959,935	78,421,234
Salaries and wages	73,352,423	69,820,293	57,123,807
Social insurance	7,462,819	7,360,309	5,456,509
Profit-sharing and bonuses, current	16,247,241	14,732,107	13,991,343
Other personnel expenses	6,137,448	6,047,226	1,849,575
Termination benefits	2,330,612	2,530,113	2,112,451
Termination benefits	2,330,612	2,530,113	2,112,451
F-95

23.2	Provision for current employee benefits

	As of December 31, As of December 31,
	2016	2015
	ThCh$	ThCh$
Employee profit participation	9,330,828	8,272,503
Vacations	5,240,517	4,291,365
Other	1,249,940	932,774
Total	15,821,285	13,496,642

23.3	Severance indemnity payments

A.	General aspects:

Viña Concha y Toro and some of its subsidiaries located in Chile provide severance indemnity benefit plans to active employees which are determined and recorded in the financial statements following the criteria described in 2.17 accounting policies. These benefits are mainly referred to:

-	Defined Benefits:

Severance indemnity: The beneficiaries perceive an equivalent to a determined number of days per contractual years of service, at his/her retirement date and/or due to cease of his/her functions. In case of dissociation due to a Company decision, beneficiaries receive the equivalent stipulated by law.

B.	Openings, changes and presentation in financial statements:

Balances of provisions due to benefits to employees, non-current are as follows:

	As of December	As of December
	31, 2016	31, 2015
	ThCh$	ThCh$
Severance indemnity payments	2,859,643	2,617,507
Total	2,859,643	2,617,507
F-96

Changes in obligations for employment termination for the year ended as of December 31, 2016 and 2015 is detailed as follows:

Severance
Employment termination benefits	indemnity
payments
ThCh$

Balance as of December 31, 2013	2,217,219
Cost of services, current period	248,291
Interest cost	100,977
Actuarial (gains) losses	102,731
Benefits paid	(206,181)
Balance as of December 31, 2014	2,463,037
Cost of services, current period	316,953
Interest cost	99,742
Actuarial (gains) losses	(25,206)
Benefits paid	(237,019)
Balance as of December 31, 2015	2,617,507
Cost of services, current period	344,170
Interest cost	129,303
Actuarial (gains) losses	(52,739)
Benefits paid	(178,598)
Balance as of December 31, 2016	2,859,643

The Company’s policy is to accrue a determined number of days per year with respect to severance indemnities and in case of dissociation, the employee perceives the indemnity stipulated by law in the Chilean Labor Code (30 days per year with a limit of 11 years).

The main actuarial assumptions used for the calculation of severance indemnity obligations is detailed as follows:

Actuarial assumptions	As of December 31,	As of December 31	As of December 31
	2016	2015	2014
Retirement rate	0.70%	1.00%	4.60%
Mortality rate	RV-2009	RV-2009	RV-2009
Salary increase rate	4.84%	5.30%	3.50%
Future permanence	8.37	7.50	7,85
Discount rate	4.29%	4.60%	4.78%
F-97

The amounts recorded in the consolidated statements of income by function are as follows:

	From January 1	From January 1	From January 1
Expense recognized for employment termination benefits	through	through	through
	December 31, 2016	December 31, 2015	December 31, 2014
	ThCh$	ThCh$	ThCh$
Cost of services, current period	344,170	316,953	248,291
Interest cost	129,303	99,742	100,977
Unaccrued benefits paid	1,539,411	1,811,732	1,688,733
Total expense recognized in the Consolidated Statement of Income by Function	2,012,884	2,228,427	2,038,001

Sensitivity analysis

As of December 31, 2016, the sensitivity of the value for post-employment benefits before variations in the discount rate of 1% in the case of an increase in the rate represents a decrease of ThCh$ 215,907 (ThCh$ 195,767 as of December 31, 2015) and in case of a decrease in the rate represents an increase of ThCh$ 235,911 (ThCh$ 213,706 as of December 31, 2015).

NOTE 24. OTHER PROVISIONS

This caption is composed of the following:

	As of December	As of December
Concept	31, 2016	31, 2015
	ThCh$	ThCh$
Provision for advertising expenses (1)	17,653,462	21,975,491
Other provisions (2)	5,071,974	5,993,819
Total	22,725,436	27,969,310

1.	Provisions for advertising expenses corresponds to the estimates of amount payable to distribution customers for advertising services.

2.	Expenses estimate are included in other provisions.

Movements in other provisions between January 1 and December 31, 2016, are detailed as follows:

	Provision for
	advertising	Other provisions	Total
	expenses
Movements in provisions	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2016	21,975,491	5,993,819	27,969,310
Provisions made	91,556,851	29,507,110	121,063,961
Provisions used	(95,878,880)	(30,428,955)	(126,307,835)
Closing balance as of December 31, 2016	17,653,462	5,071,974	22,725,436
F-98

Movements in other provisions between January 1 and December 31, 2015 are detailed as follows:

	Provision for
	advertising	Other provisions	Total
	expenses
Movements in provisions	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2015	21,530,277	8,377,887	29,908,164
Provisions made	65,267,935	6,851,790	72,119,725
Provisions used	(64,822,721)	(9,235,858)	(74,058,579)
Closing balance as of December 31, 2015	21,975,491	5,993,819	27,969,310

NOTE 25. EARNINGS PER SHARE

25.1	Disclosures on basic earnings (losses) per share

Basic earnings per share is calculated by dividing net income for the period attributable to Company’s shareholders by the weighted average of the number of outstanding common shares during the year.

As indicated, the basic earnings per share was:

Basic earnings per share	As of December 31,	As of December 31,	As of December 31,
	2016	2015	2014
	ThCh$	ThCh$	M$
Net income attributable to equity holders of the Parent	47,931,093	49,797,379	37,397,592

	As of December 31,	As of December 31,	As of December 31,
	2016	2015	2014
	Units	Units	Unidades
Number of ordinary shares outstanding	747,005,982	747,005,982	747,005,982

	As of December 31,	As of December 31,	As of December 31,
	2016	2015	2014
	Ch$	Ch$	$
Basic earnings per share	64.16	66.66	50.06

25.2	Disclosures on diluted earnings per share

The Company has not performed any type of operation of potential diluted effect which supposes a diluted benefit per share other than the common benefit per share.

F-99

NOTE 26. CAPITAL AND RESERVES

26.1	Subscribed and paid-in capital

As of December 31, 2016, the capital of Viña Concha y Toro S.A. amounts to ThCh$84,178,790 which is comprised by 747,005,982 shares of par value totally subscribed and paid.

The issuance premium corresponds to the surcharge in the placement of shares generated in the capital contributions operations. In conformity with Article 26 of Law No.18.046 for corporate companies, this concept forms part of the company’s issued capital.

26.2	Shares
-	Number of shares as of December 31, 2016

	No. of		No. of voting right
	subscribed	No. of paid shares	shares
	shares
Shares paid by 100%	747,005,982	747,005,982	747,005,982

-	Number of shares as of December 31, 2015

	No. of		No. of voting right
	subscribed	No. of paid shares	shares
	shares
Shares paid by 100%	747,005,982	747,005,982	747,005,982

Movements in shares from January 1 to December 31, 2016 are as follows:

No. of shares subscribed as of January 1, 2016	747,005,982
Movement for the year:	—
Capital increase through share issuance
No. of shares subscribed as of December 31, 2016	747,005,982

Movements in shares between January 1 and December 31, 2015 are as follows:

No. of shares subscribed as of January 1, 2015	747,005,982
Movement for the year:	—
Capital increase through share issuance
No. of shares subscribed as of December 31, 2015	747,005,982

26.3	Capital Management

In order to attempt the optimization on the returning to its shareholders, through the efficient management of financing costs, the Company uses several short and long-term financial sources as well as its own capital and gains generated by the operation.

F-100

The Company’s objective is to maintain a proper capital structure, considering its leverage levels, financing costs (internal and external) and evaluates on a regular basis the different financing instruments available as well as the market conditions.

26.4	Other reserves

-	Conversion Reserves: This amount represents the effect (profit/loss) for conversion of subsidiaries with functional currency other than Chilean Pesos.

The detail of conversion differences, net of taxes is as follows:

	As of December 31,	As of December 31,	As of December 31,
Cumulative translation adjustment	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Foreign subsidiary translation adjustment	21,122,649	29,784,239	807,039
Adjustment of exchange difference of translation of hedges	(15,278,725)	(17,147,736)	12,659,587
Other adjustments	—	1,469,237	(8,892,318)
Total	5,843,924	14,105,740	4,574,308

-	Cash flow hedge reserves: Represents the fair value of future cash flows on expected entries that qualify as hedges and that will affect income and are presented net of deferred taxes.
-	Reserves of profit and losses for defined benefit plans: corresponds to the variation of the actuarial values of the provision for employee’s defined benefit plans and are presented net of deferred taxes.
-	Hedge Reserves of net investment in operations abroad: This amount represents the changes in fair value of derivatives of net investment abroad until the occurrence of disposal of the investment and are presented net of deferred taxes.
-	Reserves for investments available for sale: This amount represents the change in market value of financial assets available for sale, consisting of investments in other companies and are presented net of deferred taxes.
-	Other Reserves: Corresponds mainly to the price-level restatement balance on the paid-in capital accumulated from the date of transition to IFRS as Circular No. 456 of the Superintendence of Securities and Insurance.

26.5	Dividends

On April 25, 2016, the Company’s ordinary Shareholders’ Meeting was held where, among other matters, the following agreements were adopted:

1.	To distribute with charge to 2015 net income, a final dividend No. 263 as permanent of Ch$18.5 (eighteen Chilean pesos) per share, to be paid from May 20, 2016. This amount is added to the dividends paid at interim, charged to net income for 2015, related to Dividend No. 260 and No. 261 both of Ch$ 3.00 per share, paid on September 30 and December 30, 2015, respectively, and a dividend No. 262 of Ch$ 3.00 per share that was paid on March 31, 2016.

2.	Maintain as dividend policy the distribution of 40% of net income, excluding those generated by the subsidiary Fetzer Vineyards. Thus, is the Board’s intention to distribute with charge to income obtained in 2016, three interim dividends per each share with No. 264, No. 265 and No. 266 for Ch$ 3.50 each, to be paid as provisional on September 30, December 30, 2016 and March 31, 2017, respectively A fourth dividend will be paid for the amount resulting as necessary up to complete 40% of the net income for 2016, as indicated, which will be paid in May 2017, upon becoming aware of and approving the results of operations by the Shareholders at the related Ordinary Shareholders’ Meeting.

F-101

These payments of interim dividends will be subject to the Company’s cash availability. Historically, the company has been distributing 40% of net income, which is realized through a final dividend paid in May of the following year, once both the income for the year and the abovementioned dividend are known and approved by the General Shareholders Meeting.

As of December 31, 2015 and 2014, the detail is the following:

No. of		Payment per
dividend	Shares paid	share	Total ThCh$	Month of payment
262	747,005,982	3.00	2,241,018	March 2016
263	747,005,982	18.50	13,819,611	May 2016
264	747,005,982	3.50	2,614,521	September 2016
265	747,005,982	3.50	2,614,521	December 2016

No. of		Payment per
dividend	Shares paid	share	Total ThCh$	Month of payment
258	747,005,982	3.00	2,241,018	March 2015
259	747,005,982	15.00	11,205,090	May 2015
260	747,005,982	3.00	2,241,018	September 2015
261	747,005,982	3.00	2,241,018	December 2015

26.6	Net profit distributable

With respect to net income for the year, in conformity with Circular No.1945 issued by the Superintendence of Securities and Insurance, the Company’s Board during the meeting held on October 28, 2010, agreed that the determination of net profit distributable as dividends will consider the income for the year presented in Item ‘Profit (loss) attributable to the owners of the controlling entity’, deducting the significant variations in the net fair value of unrealized assets and liabilities. For the periods ended December 31, 2016 and 2015 there were no adjustments to income.

F-102

NOTE 27. EFFECT OF MOVEMENTS IN EXCHANGE RATES

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

		As of December 31, 2016	As of December 31, 2015
Current assets		ThCh$	ThCh$
Cash and cash equivalents		47,213,517	30,635,184
	CHILEAN PESO	27,057,935	9,517,333
	USD	13,141,857	6,802,061
	CAD	116,455	308,853
	EUR	311,424	464,274
	GBP	1,475,835	4,755,741
	SEK	827,056	590,134
	NOK	904,511	1,312,483
	ARS	805,662	5,180,932
	BRL	2,039,142	1,162,126
	MXN	451,143	534,524
	ZAR	82,497	6,723
Other current financial assets		5,492,090	6,506,725
	CHILEAN PESO	2,554,984	2,835,602
	USD	229,266	448,785
	CAD	73,637	158,316
	EUR	237,259	317,066
	UF	1,438,313	920,764
	GBP	576,446	357,227
	SEK	140,982	1,045,678
	NOK	54,392	14,378
	BRL	20,686	351,376
	MXN	166,125	57,533
Other current non-financial assets		7,498,526	6,234,877
	CHILEAN PESO	3,235,644	4,290,089
	USD	1,653,145	1,207,228
	CAD	1,670	1,714
	UF	1,627,323	206,681
	GBP	110,598	14,124
	SEK	57,964	162,181
	NOK	11,547	10,018
	ARS	630,359	252,919
	BRL	153,711	65,156
	MXN	12,025	18,289
	ZAR	4,540	6,478
Trade and other receivables		180,332,662	186,960,410
	CHILEAN PESO	41,364,584	37,539,866
	USD	46,663,383	46,511,061
	CAD	3,594,907	3,522,854
	EUR	17,767,090	19,793,174
	UF	59,672	65,360
	GBP	27,850,978	36,889,665
	SEK	5,801,744	6,946,137
	NOK	2,768,201	2,378,467
	ARS	9,331,625	5,324,051
	BRL	15,454,588	18,068,156
	MXN	9,675,890	9,908,573
	ZAR	—	13,046
Trade receivables due from related parties, current		12,954,739	11,454,348
	CHILEAN PESO	310,130	396,244
	USD	10,444,613	9,341,521
	CAD	2,199,996	1,716,583
F-103

		As of December 31, 2016	As of December 31, 2015
Current assets		ThCh$	ThCh$
Inventories		231,224,426	235,986,491
	CHILEAN PESO	135,665,470	141,399,854
	USD	55,032,988	59,049,469
	GBP	10,751,547	11,885,027
	SEK	3,408,673	3,903,481
	NOK	964,751	756,076
	ARS	15,111,768	13,411,627
	BRL	7,739,538	3,202,854
	MXN	2,549,691	2,378,103
Biological assets, current		19,186,291	18,259,302
	CHILEAN PESO	16,197,185	14,729,106
	USD	337,031	411,398
	ARS	2,652,075	3,118,798
Current tax assets		17,501,606	14,020,528
	CHILEAN PESO	10,336,340	4,702,629
	USD	4,431,403	4,407,024
	EUR	158,211	151,658
	UF	49,102	49,102
	SEK	167,976	72,953
	NOK	—	45,633
	ARS	1,284,772	3,090,915
	BRL	392,025	1,500,614
	MXN	654,110	—
	ZAR	27,667	—

Total current assets		521,403,857	510,057,865
	CHILEAN PESO	236,722,272	215,410,723
	USD	131,933,686	128,178,548
	CAD	5,986,665	5,708,320
	EUR	18,473,984	20,726,172
	UF	3,174,410	1,241,907
	GBP	40,765,404	53,901,784
	SEK	10,404,395	12,720,564
	NOK	4,703,402	4,517,055
	ARS	29,816,261	30,379,242
	BRL	25,799,690	24,350,282
	MXN	13,508,984	12,897,022
	ZAR	114,704	26,246
F-104

		As of December 31, 2016	As of December 31, 2015
Non-current assets		ThCh$	ThCh$
Other non-current financial assets		18,303,296	12,253,113
	USD	3,904,809	173,353
	CAD	977,316	145,876
	EUR	3,324,287	6,911,543
	UF	4,044,435	4,451,080
	GBP	5,440,651	532,984
	SEK	611,798	38,277

Other non-financial non-current assets		4,467,288	2,235,305
	CHILEAN PESO	1,201,634	951,678
	USD	—	106,069
	UF	3,263,715	1,171,311
	NOK	—	5,054
	ARS	1,939	1,193
Receivables, non-current		4,624,317	4,006,229
	BRL	4,624,317	4,006,229

Equity accounted investments in associates		23,433,439	23,602,244
	CHILEAN PESO	23,433,439	23,602,244

Intangible assets, net		40,647,715	41,130,497
	CHILEAN PESO	11,001,075	9,520,857
	USD	28,429,999	30,060,989
	CAD	18,528	18,528
	EUR	102,202	102,202
	UF	695,351	695,351
	GBP	43,439	131,132
	SEK	5,131	5,131
	NOK	12,061	12,061
	ARS	235,918	447,798
	BRL	83,518	110,226
	MXN	20,493	26,222

Goodwill		26,769,828	28,396,882
	USD	26,769,828	28,396,882
F-105

		As of December 31, 2016	As of December 31, 2015
Non-current assets		ThCh$	ThCh$
Property, plant and equipment, net		361,004,006	347,762,584
	CHILEAN PESO	271,879,396	253,561,886
	USD	42,644,265	48,207,713
	CAD	1,781	—
	EUR	3,611,528	3,611,322
	UF	15,761,829	15,761,829
	GBP	105,754	142,601
	ARS	26,911,518	26,373,917
	BRL	44,402	40,508
	MXN	41,316	57,011
	ZAR	2,217	5,797

Deferred tax assets		15,184,840	13,242,753
	CHILEAN PESO	11,414,951	9,692,324
	USD	2,265,029	2,222,247
	EUR	19,390	—
	GBP	—	340,927
	SEK	—	28,960
	ARS	99,178	74,574
	BRL	976,819	756,041
	MXN	407,495	120,253
	ZAR	1,978	7,427

Total non-current assets		494,434,729	472,629,607
	CHILEAN PESO	318,930,495	297,328,989
	USD	104,013,930	109,167,253
	CAD	997,625	164,404
	EUR	7,057,407	10,625,067
	UF	23,765,330	22,079,571
	GBP	5,589,844	1,147,644
	SEK	616,929	72,368
	NOK	12,061	17,115
	ARS	27,248,553	26,897,482
	BRL	5,729,056	4,913,004
	MXN	469,304	203,486
	ZAR	4,195	13,224
Total assets		1,015,838,586	982,687,472
F-106

		As of December 31, 2016		As of December 31, 2015
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Current liabilities		ThCh$	ThCh$	ThCh$	ThCh$
Other current financial liabilities		43,725,585	58,273,461	37,025,987	53,825,952
	CHILEAN PESO	721,923	693,250	1,453,404	1,386,500
	USD	31,568,684	43,247,762	11,813,121	41,682,478
	CAD	6,893	—	16,325	—
	EUR	51,238	—	342,527	—
	UF	8,024,791	6,586,992	14,094,381	2,562,909
	GBP	910,776	—	4,939,628	—
	SEK	27,839	—	1,034,929	—
	NOK	353	—	—	—
	ARS	49,191	2,599,957	1,478,423	3,314,887
	BRL	930,465	5,145,500	75,115	4,879,178
	MXN	1,433,432	—	1,778,134	—
Trade and other payables, current		118,611,533	—	106,997,484	—
	CHILEAN PESO	66,256,208	—	64,306,191	—
	USD	12,482,985	—	11,055,696	—
	CAD	98,057	—	17,819	—
	EUR	1,423,104	—	1,106,442	—
	UF	442,005	—	430,032	—
	GBP	10,233,635	—	10,169,367	—
	SEK	3,815,913	—	4,387,169	—
	NOK	2,707,898	—	2,741,410	—
	ARS	13,375,751	—	7,765,036	—
	BRL	3,803,669	—	2,094,222	—
	MXN	3,961,377	—	2,913,122	—
	ZAR	10,931	—	10,978	—
Trade payables due to related entities, current		5,256,371	—	6,231,830	—
	CHILEAN PESO	3,079,077	—	4,284,464	—
	USD	7,419	—	12,884	—
	CAD	555,374	—	277,355	—
	MXN	1,614,501	—	1,657,127	—
Other current provisions		22,725,436	—	27,969,310	—
	CHILEAN PESO	2,725,566	—	4,240,257	—
	USD	9,674,708	—	8,163,877	—
	CAD	1,468,500	—	1,533,282	—
	EUR	3,487,309	—	4,938,175	—
	UF	210,089	—	192,515	—
	GBP	3,423,372	—	6,685,698	—
	SEK	159,672	—	326,565	—
	NOK	6,831	—	7,651	—
	ARS	1,220,462	—	1,246,020	—
	BRL	290,022	—	327,116	—
	MXN	58,905	—	308,154	—
F-107

		As of December 31, 2016		As of December 31, 2015
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Current liabilities		ThCh$	ThCh$	ThCh$	ThCh$
Current tax liabilities		29,621,865	—	18,056,310	—
	CHILEAN PESO	24,899,829	—	5,149,819	—
	USD	827,867	—	719,021	—
	CAD	18,135	—	4,954	—
	EUR	64,216	—	35,442	—
	UF	3,332	—	3,332	—
	GBP	426,441	—	2,711,272	—
	SEK	200,407	—	266,265	—
	NOK	58,559	—	146,298	—
	ARS	2,416,406	—	2,040,177	—
	BRL	—	—	6,225,253	—
	MXN	686,547	—	738,418	—
	ZAR	20,126	—	16,059	—

Post-employment obligations, current		15,821,285	—	13,496,642	—
	CHILEAN PESO	10,373,936	—	9,639,407	—
	USD	3,281,194	—	2,558,582	—
	CAD	—	—	16,603	—
	EUR	109,127	—	47,164	—
	GBP	548,097	—	601,535	—
	SEK	177,927	—	138,787	—
	NOK	58,889	—	36,763	—
	ARS	684,976	—	—	—
	MXN	10,915	—	10,881	—
	BRL	564,621	—	413,917	—
	ZAR	11,603	—	33,003	—

Other current non-financial liabilities		834,426	—	2,989,974	—
	CHILEAN PESO	710,405	—	712,018	—
	USD	2,195	—	13,211	—
	SEK	83	—	—	—
	NOK	2	—	—	—
	ARS	121,537	—	435,646	—
	BRL	204	—	1,829,099	—

Total current liabilities		236,596,501	58,273,461	212,767,537	53,825,952
	CHILEAN PESO	108,766,944	693,250	89,785,560	1,386,500
	USD	57,845,052	43,247,762	34,336,392	41,682,478
	CAD	2,146,959	—	1,866,338	—
	EUR	5,134,994	—	6,469,750	—
	UF	8,680,217	6,586,992	14,720,260	2,562,909
	GBP	15,542,321	—	25,107,500	—
	SEK	4,381,841	—	6,153,715	—
	NOK	2,832,532	—	2,932,122	—
	ARS	17,868,323	2,599,957	12,965,302	3,314,887
	BRL	5,588,981	5,145,500	10,964,722	4,879,178
	MXN	7,765,677	—	7,405,836	—
	ZAR	42,660	—	60,040	—
F-108

		As of December 31, 2016			As of December 31, 2015
		1 to 3 years	3 to 5 years	Over 5 years	1 to 3 years	3 to 5 years	Over 5 years
Non-current liabilities		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial liabilities		52,382,774	17,565,322	79,043,940	153,564,399	29,796,631	25,629,090

	CHILEAN PESO	693,250	—	—	2,079,751	—	—
	USD	28,577,169	—	—	99,259,127	9,133,775	—
	CAD	—	—	—	106,312	98,025	—
	EUR	346	—	—	1,654,108	611,326	—
	UF	21,956,658	17,565,322	79,043,940	34,172,122	17,086,063	25,629,090
	GBP	—	—	—	14,830,586	2,740,785	—
	SEK	—	—	—	659,243	126,657	—
	ARS	1,043,458	—	—	803,150	—	—
	BRL	46,277	—	—	—	—	—
	MXN	65,616	—	—	—	—	—

Trade payables due to related parties, non-current		319,601	—	—	536,570	—	—
	UF	319,601	—	—	536,570	—	—
Deferred tax liabilities		—	584,121	49,804,169	—	13,483,925	35,309,876
	CHILEAN PESO	—	584,121	49,804,169	—	13,483,925	35,309,876

Provision for employee benefits, non-current		—	2,859,643	—	—	2,617,507	—
	PESO CHILENO	—	2,859,643	—	—	2,617,507	—

Other non-current non-financial liabilities		702,434	—	—	820,437	—	—
	USD	702,434	—	—	820,437	—	—

Total non-current liabilities		53,404,809	21,009,086	128,848,109	154,921,406	45,898,063	60,938,966
	CHILEAN PESO	693,250	3,443,764	49,804,169	2,079,751	16,101,432	35,309,876
	USD	29,279,603	—	—	100,079,564	9,133,775	—
	CAD	—	—	—	106,312	98,025	—
	EUR	346	—	—	1,654,108	611,326	—
	UF	22,276,259	17,565,322	79,043,940	34,708,692	17,086,063	25,629,090
	GBP	—	—	—	14,830,586	2,740,785	—
	SEK	—	—	—	659,243	126,657	—
	ARS	1,043,458	—	—	803,150	—	—
	BRL	46,277	—	—	—	—	—
	MXN	65,616	—	—	—	—	—

Total liabilities		348,274,771	21,009,086	128,848,109	421,514,895	45,898,063	60,938,966
F-109

NOTE 28. OPERATING SEGMENTS

a)	Information per segments as of December 31, 2016 and for the year then ended:

a) General information on profit or loss, assets and liabilities	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Revenue from external customers	600,004,065	58,443,556	—	658,447,621
Depreciation included in cost of sales and administrative expenses	21,392,619	3,928	—	21,396,547
Amortization	439,454	—	680,201	1,119,655
Income before taxes	65,203,456	868,551	—	66,072,007
Segment assets	982,795,950	11,007,244	22,035,392	1,015,838,586
Segment liabilities	117,287,107	7,879,284	372,965,575	498,131,966

b) Revenue from external customers by geographic area	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	67,370,830	58,443,556	—	125,814,386
Europe	218,816,434	—	—	218,816,434
United States of America	114,279,268	—	—	114,279,268
South Africa	63,599,230	—	—	63,599,230
Asia	71,482,860	—	—	71,482,860
Canada	20,410,867	—	—	20,410,867
Central America	39,404,254	—	—	39,404,254
Other	1,616,276	—	—	1,616,276
Africa	3,024,046	—	—	3,024,046
Total revenue	600,004,065	58,443,556	—	658,447,621

c) Non-current assets by geographic area	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	363,496,203	11,520	—	363,507,723
Argentina	27,248,552	—	—	27,248,552
England	105,754	—	—	105,754
Brazil	6,176,484	—	—	6,176,484
Asia	170,720	—	—	170,720
United States of America	96,226,236	—	—	96,226,236
Mexico	469,304	—	—	469,304
Canada	504,049	—	—	504,049
Africa	4,194	—	—	4,194
France	21,713	—	—	21,713
Total non-current assets	494,423,209	11,520	—	494,434,729

d) Interest, taxes and non-current assets	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Interest and other finance income	970,651	—	—	970,651
Interest expenses and other finance expense	—	—	10,305,449	10,305,449
Income taxes	—	—	17,542,419	17,542,419
Amounts of additions of non-current assets	46,350,622	3,855	—	46,354,477

Equity accounted investees	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Investment in associates	20,670,689	2,762,750	—	23,433,439
Equity in earnings of associates	4,319,139	191,933	—	4,511,072
F-110

e) Additions of non-current assets by geographic location	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	37,061,676	3,855	—	37,065,531
Argentina	4,796,942	—	—	4,796,942
England	36,886	—	—	36,886
Brazil	41,110	—	—	41,110
Asia	38,939	—	—	38,939
United States of America	4,375,069	—	—	4,375,069
Total	46,350,622	3,855	—	46,354,477

Cash flows by segments as of December 31, 2016	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Cash flows from (used in) operating activities	39,571,363	4,296,296	—	43,867,659
Cash flows from (used in) investing activities	(27,150,609)	(3,086,448)	—	(30,237,057)
Cash flows from (used in) financing activities	5,278,772	514,180	—	5,792,952
Total	17,699,526	1,724,028	—	19,423,554

b)	Information per segments as of December 31, 2015 and for the year then ended:

a) General information on profit or loss, assets and liabilities	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Revenue from external customers	580,859,865	55,031,972	302,237	636,194,074
Depreciation included in cost of sales and administrative expenses	21,307,390	4,567	—	21,311,957
Amortization	279,615	—	818,436	1,098,051
Income before taxes	56,906,677	9,647,816	325,987	66,880,480
Segment assets	940,499,904	11,494,631	30,692,937	982,687,472
Segment liabilities	102,207,224	9,883,743	416,260,957	528,351,924

b) Revenue from external customers by geographic area	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	64,046,947	55,031,972	302,237	119,381,156
Europe	225,660,657	—	—	225,660,657
United States of America	109,149,123	—	—	109,149,123
South Africa	59,989,511	—	—	59,989,511
Asia	61,648,664	—	—	61,648,664
Canada	17,980,594	—	—	17,980,594
Central America	37,326,756	—	—	37,326,756
Other	2,032,177	—	—	2,032,177
Africa	3,025,436	—	—	3,025,436
Total revenue	580,859,865	55,031,972	302,237	636,194,074

c) Non-current assets by geographic area	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	332,110,576	50,921	—	332,161,497
Argentina	26,897,481	—	—	26,897,481
England	571,221	—	—	571,221
Sweden	28,960	—	—	28,960
Norway	5,054	—	—	5,054
Brazil	5,300,928	—	—	5,300,928
Asia	222,822	—	—	222,822
United States of America	106,788,875	—	—	106,788,875
Mexico	203,486	—	—	203,486
Canada	433,941	—	—	433,941
Africa	13,224	—	—	13,224
France	2,118	—	—	2,118
Total non-current assets	472,578,686	50,921	—	472,629,607
F-111

d) Interest, taxes and non-current assets	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Interest and other finance income	621,644	—	—	621,644
Interest expenses and other finance expense	—	—	10,034,845	10,034,845
Income taxes	—	—	16,518,092	16,518,092
Amounts of additions of non-current assets	22,336,244	8,692	—	22,344,936

Equity accounted investees	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Investment in associates	21,041,180	2,561,064	—	23,602,244
Equity in earnings of associates	5,228,569	96,153	—	5,324,722

e) Additions of non-current assets by geographic location	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	18,061,775	8,692	—	18,070,467
Argentina	2,032,506	—	—	2,032,506
England	105,348	—	—	105,348
Brazil	7,676	—	—	7,676
Mexico	635	—	—	635
Asia	14,190	—	—	14,190
United States of America	2,114,114	—	—	2,114,114
Total	22,336,244	8,692	—	22,344,936

Cash flows by segments as of December 31, 2015	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Cash flows from (used in) operating activities	56,996,045	5,406,196	24,971	62,427,212
Cash flows from (used in) investing activities	(18,794,364)	(1,782,686)	(8,234)	(20,585,284)
Cash flows from (used in) financing activities	(38,453,193)	(3,647,366)	(16,849)	(42,117,408)
Total	(251,512)	(23,856)	(112)	(275,480)

c) Information per segments as of December 31, 2014 and for the year then ended:

a) General information on profit or loss, assets and liabilities	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Revenue from external customers	534,821,201	48,307,076	184,787	583,313,064
Depreciation included in cost of sales and administrative expenses	19,358,512	13,172	—	19,371,684
Amortization	267,398	—	775,277	1,042,675
Income before taxes	44,989,837	11,223,539	184,787	56,398,163
Segment assets	876,233,335	11,473,819	30,304,154	918,011,308
Segment liabilities	77,850,163	5,217,326	391,962,996	475,030,485

b) Revenue from external customers by geographic area	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	58,761,956	48,307,076	184,787	107,253,819
Europe	210,532,172	—	—	210,532,172
United States of America	94,559,029	—	—	94,559,029
South Africa	62,738,266	—	—	62,738,266
Asia	50,429,629	—	—	50,429,629
Canada	18,019,766	—	—	18,019,766
Central America	33,228,830	—	—	33,228,830
Other	1,959,404	—	—	1,959,404
Africa	4,592,149	—	—	4,592,149
Total revenue	534,821,201	48,307,076	184,787	583,313,064
F-112

c) Non-current assets by geographic area	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	324,699,792	44,103	—	324,743,895
Argentina	23,930,549	—	—	23,930,549
England	248,542	—	—	248,542
Sweden	2,361	—	—	2,361
Norway	2,096	—	—	2,096
Brazil	3,663,573	—	—	3,663,573
Asia	266,299	—	—	266,299
United States of America	90,915,673	—	—	90,915,673
Mexico	297,545	—	—	297,545
Canada	371	—	—	371
Africa	13,360	—	—	13,360
France	1,881	—	—	1,881
Total non-current assets	444,042,042	44,103	—	444,086,145

d) Interest, taxes and non-current assets	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Interest and other finance income	736,622	—	—	736,622
Interest expenses and other finance expense	—	—	10,342,307	10,342,307
Income taxes	—	—	18,400,999	18,400,999
Amounts of additions of non-current assets	25,471,702	1,176	—	25,472,878

Equity accounted investees	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Investment in associates	18,005,966	2,305,131	—	20,311,097
Equity in earnings of associates	3,653,872	40,679	—	3,694,551

e) Additions of non-current assets by geographic location	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	22,654,564	1,176	—	22,655,740
Argentina	1,294,847	—	—	1,294,847
England	66,402	—	—	66,402
Brazil	52,782	—	—	52,782
Mexico	36,980	—	—	36,980
Asia	26,603	—	—	26,603
United States of America	1,339,524	—	—	1,339,524
Total	25,471,702	1,176	—	25,472,878

Cash flows by segments as of December 31, 2014	Wine	Other	Not assigned	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Cash flows from (used in) operating activities	17,767,944	1,608,222	—	19,376,166
Cash flows from (used in) investing activities	(23,693,960)	(2,144,600)	—	(25,838,560)
Cash flows from (used in) financing activities	—	—	22,906,001	22,906,001
Total	(5,926,016)	(536,378)	22,906,001	16,443,607

The Company has no customers representing 10% or more from the total of consolidated income during the years 2016, 2015 and 2014. The five most significant customers with respect to total sales represented 17.2%, 17.7% and 15,7% during the years ended as of December 31, 2016, 2015 and 2014 respectively.

NOTE 29. REVENUE

The classes of revenue for the year then ended as of December 31, 2016 and 2015 are included below.

	From January 1	From January 1	From January 1
Classes of Revenue	through December	through December	through December
	31, 2016	31, 2015	31, 2014
	ThCh$	ThCh$	M$
Sale of goods	655,311,727	632,371,393	581,803,718
Rendering of services	3,135,894	3,822,681	1,509,346
Total	658,447,621	636,194,074	583,313,064

F-113

NOTE 30. COSTS AND EXPENSES BY NATURE

Costs and expenses by nature for the year then ended as of December 31, 2016.

				Other
			Administrative	expenses, by
	Cost of sales	Distribution	expenses	function
Nature of cost and operating expenses	ThCh$	costs ThCh$	ThCh$	ThCh$	Total ThCh$
Direct cost	385,682,789	—	—	—	385,682,789
Depreciation and amortization	5,005,862	1,370,580	1,020,423	—	7,396,865
Personnel expenses	20,201,501	34,656,241	19,769,974	—	74,627,716
Other expenses	1,491,719	114,886,255	10,771,771	2,067,273	129,217,018
Total	412,381,871	150,913,076	31,562,168	2,067,273	596,924,388

Depreciation and amortization disclosed above correspond to that recorded as part of Cost of Sales (indirect costs), Distribution Cost and Selling and Administrative expenses. Total depreciation amounted to ThCh$21,396,547 (refer to note 28), the difference corresponding to ThCh$15,119,337 is included within direct cost.

The distribution of costs and expenses by nature for the year then ended as of December 31, 2015 is detailed as follows:

				Other
			Administrative	expenses, by
	Cost of sales	Distribution	expenses	function
Nature of cost and operating expenses	ThCh$	costs ThCh$	ThCh$	ThCh$	Total ThCh$
Direct cost	365,309,652	—	—	—	365,309,652
Depreciation and amortization	5,331,218	1,335,181	1,099,652	—	7,766,051
Personnel expenses	19,960,871	32,183,903	23,652,010	—	75,796,784
Other expenses	903,406	107,098,022	7,084,530	2,897,513	117,983,471
Total	391,505,147	140,617,106	31,836,192	2,897,513	566,855,958

Depreciation and amortization disclosed above correspond to that recorded as part of Cost of Sales (indirect cost), Distribution Cost and Selling and Administrative Expenses. Total depreciation amounted to ThCh$21,311,957 (refer to note 28), the difference corresponding to ThCh$14,643,957 is included within direct cost.

The distribution of costs and expenses by nature for the year then ended as of December 31, 2014 is detailed as follows:

				Other
			Administrative	expenses, by
	Cost of sales	Distribution	expenses	function
Nature of cost and operating expenses	ThCh$	costs ThCh$	ThCh$	ThCh$	Total ThCh$
Direct cost	341,262,822	—	—	—	341,262,822
Depreciation and amortization	4,934,584	1,089,814	1,124,233	—	7,148,631
Personnel expenses	11,711,529	28,393,242	17,142,968	—	57,247,739
Other expenses	2,221,975	99,995,928	11,553,842	1,980,063	115,751,808
Total	360,130,910	129,478,984	29,821,043	1,980,063	521,411,000

Depreciation and amortization disclosed above correspond to that imputed to items cost of sales (indirect cost), distribution cost and selling and administrative expenses. Total depreciation amounted to ThCh$19,371,684 (refer to note 28), the difference corresponding to ThCh$12,223,053 is included within direct cost.

F-114

NOTE 31. OTHER INCOME

Other income by function is detailed as follows:

	From January 1	From January 1	From January 1
Nature of other income	through	through	through
	December 31,	December 31,	December 31,
	2016	2015	2014
	M$	M$	M$
Sale of property, plant and equipment(*)	5,900,513	419,449	73,426
Various Indemnities	1,303,300	241,830	97,413
Other	1,458,090	1,022,513	937,582
Total	8,661,903	1,683,792	1,108,421

(*): It corresponds mainly to sale made by Fetzer Vineyard of a wine cellar located in Paso Roble, south of California, generating a gain of Ch$5,330 million, which is reflected in other income.

NOTE 32. FINANCIAL RESULTS

For the year then ended as of December 31, 2016, 2015, and 2014, financial income and finance costs are composed of the following:

	From January 1	From January 1	From January 1
Financial result	through December	through December	through December
	31, 2016	31, 2015	31, 2014
	ThCh$	ThCh$	ThCh$
Financial expense	(10,305,449)	(10,034,845)	(10,342,307)
Financial income	970,651	621,644	736,622
Income (expense) from inflation adjusted units	(39,279)	(849,417)	(2,933,059)
Foreign currency translation difference	749,876	796,468	2,231,871
Total	(8,624,201)	(9,466,150)	(10,306,873)

	From January 1	From January 1	From January 1
Financial expense	through December	through December	through December
	31, 2016	31, 2015	31, 2014
	ThCh$	ThCh$	ThCh$
Bank borrowings	(6,151,132)	(4,541,333)	(4,687,445)
Bonds payable and promissory notes	(3,061,014)	(2,878,424)	(2,919,316)
Other finance costs	(1,093,303)	(2,615,088)	(2,735,546)
Total	(10,305,449)	(10,034,845)	(10,342,307)

	From January 1	From January 1	From January 1
Financial income	through December	through December	through December
	31, 2016	31, 2015	31, 2014
	ThCh$	ThCh$	ThCh$
Investment income	186,571	334,273	420,662
Other finance income	784,080	287,371	315,960
Total	970,651	621,644	736,622
F-115

	From January 1	From January 1	From January 1
Income (expenses) by adjustment units	through December	through December	through December
	31, 2016	31, 2015	31, 2014
	ThCh$	ThCh$	ThCh$
Bonds payable and promissory notes	(2,537,866)	(3,496,470)	(4,301,516)
Bank borrowings	(2,990)	(307,958)	(127,714)
Other	2,501,577	2,955,011	1,496,171
Total	(39,279)	(849,417)	(2,933,059)

	From January 1	From January 1	From January 1
Foreign currency transaction gain, net	through December	through December	through December
	31, 2016	31, 2015	31, 2014
	ThCh$	ThCh$	ThCh$
Exchange difference in trade receivables	(2,546,231)	3,842,016	5,105,716
Exchange differences in related party balances	(3,243,740)	9,300,681	5,150,698
Exchange difference in advertising contributions	2,183,765	(2,178,089)	(1,298,198)
Exchange difference in derivatives	2,866,010	(8,554,222)	(5,781,567)
Exchange difference in bank borrowings	1,071,611	(418,506)	(40,143)
Other foreign currency translation differences	418,461	(1,195,412)	(904,635)
Total	749,876	796,468	2,231,871
F-116

NOTE 33. ENVIRONMENT

33.1	Disclosures on disbursements related to the environment

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

As of December 31, 2015, the net balance of assets destined to improve the environment amounted to ThCh$2,966,541, which is represented in items as constructions and works of infrastructure and machinery and equipment. In addition, as of December 31, 2015, such balance amounted to ThCh$2,494,535, which was represented in items as construction and infrastructure works and machinery and equipment.

33.3	Disbursements of the period related to the environment for the year then ended as performed as of December 31, 2016.

Identification of the Parent or Subsidiary	Name of project with which the expenditure is associated	Detail of concept for which the expenditure was or will be made	Indication of whether the expenditure is part of the cost of an asset or was reflected as expense	Description of the asset or expense item	Amount of expenditure ThCh$	Certain or estimated date in which the expenditure will be made
Viña Concha y Toro	Water treatment	Maintenance and supply at	Reflected as expense	Expenses in oenological
		water treatment plants		warehouses and	1,230,536	There is no estimation
				water treatment
Total expenditure for the period related to the environment					1,230,536
F-117

NOTE 34. COLLATERALS COMMITTED WITH THIRD PARTIES

34.1	Direct Collateral

As of December 31, 2016 and 2015, the Company has no direct collateral.

34.2	Indirect Collateral

	Debtor			Assets committed		Balances pending payment at
						As of	As of
						December	December 31,
			Type of			31, 2016	2015	December 31,	December 31,	More than 3
Creditor of guarantee	Name	Relationship	guarantee	Type	Cont. value	ThCh$	ThCh$	2017	2018	years
Banco Nacional de Mexico (Banamex)	VCT México	Subsidiary	Co-debtor			3,012,615	—	3,012,615	—	—
Banco Credicoop	Trivento Bod. y Viñ.	Subsidiary	Co-debtor			903,785	958,716	903,785	—	—
Banco Credicoop	Trivento Bod. y Viñ.	Subsidiary	Co-debtor			1,010,900	—	1,010,900	—	—
Banco BBVA Frances	Trivento Bod. y Viñ.	Subsidiary	Co-debtor			1,472,834	—	—	—	1,472,834
Liberty Mutual	Fetzer Vineyards	Subsidiary	Co-debtor			421,766	—	421,766	—	—
Banco Credicoop	Trivento Bod. y Viñ.	Subsidiary	Co-debtor			368,209	—	368,209	—	—
Banco Estado de Chile	Trivento Bod. y Viñ.	Subsidiary	Co-debtor			11,132	—	11,132	—	—
Banco Estado de Chile	Trivento Bod. y Viñ.	Subsidiary	Co-debtor			371,080	—	371,080	—	—
F-118

NOTE 35. CONTINGENCIES, RESTRICTIONS AND LAWSUITS

1)	Wine Contract: The Company has entered into long term agreements for acquisitions of grapes and wine, with different maturities and the last of these contracts has its maturity in 2029. The estimated amount of these contracts is approximately of ThCh$19,117,347.
2)	Restrictions and Limits for issuance of Public Offer Bonuses.

The restrictions or limits to which the Company is subject to the covenants associated with the issuance of public offering bonds in Series F, J, K and L, detailed as follows:

i)	Series F bonds, issued with charge to the line of bonds registered under number 574 in the Security Registry on March 23, 2009 and placed in 2012.

The restrictions or limits to which the Company is subject to are as follows:

a)	Maintaining an Indebtedness Ratio not greater than 1.4 times. For such purposes, Indebtedness Ratio shall be understood as the ratio calculated between Total Liabilities and Equity. Total Liabilities shall be understood as the sum of accounts in the Issuer’s Classified Statement of Financial Position referred to as Total Current Liabilities and Total Non-Current Liabilities, which are included in the Issuer’s Consolidated Financial Statements. Additionally, this will consider all the debts or obligations of third parties of any nature which are not included in these liabilities reflected in such items and external for the Issuer or its Subsidiaries as the case may be, which are secured with collateral and/or personal guarantees of any type granted by the Issuer or any of its subsidiaries, but not limited to, co-debtor, securities, several guarantees, pledges and mortgages, all of which without recognizing twice those debts or obligations, including performance bonds. The Issuer should send to the Representative, provided such individual requires it, the background allowing the verification of the ratio referred to in this number. Equity shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2016, the Company’s Indebtedness Ratio was 0.97 times;
b)	Maintaining at all times during the term of this issuance of Bonds Minimum Equity of UF 5,000,000 (ThCh$ 131,739,900). Equity shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2016, the Company’s Equity amounted to UF 19,599,822 (ThCh$ 516,415,718);

c)	Maintaining at all times Minimum Finance Cost Coverage Ratio of 2.5 times. The Finance Cost Coverage Ratio should be calculated on the twelve-month period prior to the date of issuance of the Consolidated Financial Statements. For such purposes, Finance Cost Coverage Ratio shall be understood as the ration between the Gross profit (loss) less distribution costs, administrative expenses and plus depreciation expense and amortization expense, and finance costs. Depreciation expense shall be understood as the Depreciation item included in cost of sales and administrative expenses in the Note on Operating Segments in the Issuer’s Consolidated Financial Statements. Amortization expense shall be understood as the item amortization expense presented in the Note on Intangible assets in the Issuer’s Consolidated Financial Statements. Finance costs shall be understood as the item presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Gross profit (loss) relates to the account gross profit presented in the Statement of Income in the Issuer’s Consolidated Financial Statements. Distribution costs correspond to the account distribution costs presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Administrative expenses relates to the account administrative expenses presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. As of December 31 2016, the Company’s Finance Cost Coverage Ratio amounted to 8.36 times;
F-119

d)	Send to the representative of the bondholders, together with the copies of its quarterly and annual Consolidated Financial Statements, a letter signed by its legal representative, leaving evidence of compliance of the financial ratios defined in letters a), b) and c) above.
e)	Send to the representative of the bondholders a copy of its quarterly and annual Consolidated Financial Statements during the same term in which they should be delivered to the Chilean Superintendence of Securities and Insurance (SVS), the financial statement of its Subsidiaries that are regulated by the standards applicable to openly-held shareholders’ corporations and all other public information that the Issuer provides to the SVS. In addition, the Company should send a copy of the risk rating reports, no later than within five days after receiving them from the private risk raters;
f)	Recording in its accounting records the provisions arising from adverse contingencies which, in the Issuer’s judgment, must be reflected in its o its subsidiaries’ Consolidated Financial Statements. The Issuer will ensure that its Subsidiaries comply with the provisions of this letter;

g)	The Issuer commits to ensure that the operations that it conducts with its Subsidiaries or other related parties are conducted under conditions similar to those customarily prevailing in the market. With respect to the concept “related parties,” this shall be defined as provided in Article 100 of Law 18.045;
h)	The Issuer should establish and maintain adequate accounting systems based on International Financial Reporting Standards (IFRS) and the instructions issued by the Chilean SVS. The Issuer shall ensure that its domestic Subsidiaries comply with the provisions in this letter. However, with respect to foreign Subsidiaries, these should be in accordance with the accounting standards generally accepted in their respective countries and, for consolidation purposes, the applicable adjustments should be made to be in accordance with International Financial Reporting Standards (IFRS) and the instructions issued by the Chilean SVS. In addition, the Issuer should engage and maintain a reputable domestic or international an independent external audit firm for the examination and analysis of its Consolidated Financial Statements, with respect of which such firm should issue an opinion at December the thirty first of each year;
i)	The Issuer must comply with the laws, regulations and other legal provisions applicable to it, having also to comply with, with no limitation whatsoever, the payment on the time using the method required of all the taxes, duties, excises and charges affecting the Issuer or its movable or immovable assets, except for those disputed in good faith and in accordance with the applicable legal and/or administrative proceedings and, provided that, in such case, adequate reserves are maintained to cover such contingency, in conformity with International Financial Reporting Standards (IFRS) an the instructions issued by the Chilean SVS.

j)	Maintaining during the term of this issuance, Restricted Assets free of Liens, which are equivalent, at least, to 1.5 times the total amount of total placements of bonds effective as placed with a charge to the line of bonds agreed in accordance with the bond issuance agreement. Such obligation shall be required solely at the closing dates of the Consolidated Financial Statements (as such concept is defined in the first clause of the Bond Issuance Agreement). For such purposes, Restricted Liens shall be understood as any type of liens, collateral, encumbrances, restrictions or any type of privileges on or relative to the Issuer’s present or future assets. The assets and debts are measured at carrying amount not considering those liens established by any authority in respect to taxes that are not yet owed by the Issuer and which are being duly disputed by the Issuer, liens constituted during the ordinary course of the Issuer’s business activities, which are being duly disputed by the Issuer, preferences established by the Law, liens constituted by virtue of the bond issuance agreement and all those liens to which the Issuer has not provided its consent and which are being disputed by it. The Issuer should send to the Representative of the Bondholders, provided such individual requires it, the background allowing the verification of the ratio referred to in this section. As of December Restricted Assets free of liens on the total amount of placements as placed with a charge to the line of bonds amounted to 385.4 times; and
F-120

k)	Maintaining insurance policies fairly supporting its assets, in accordance with the usual practices for the industries of the nature of the Issuer’s industry. The Issuer shall ensure that its Subsidiaries also comply with that established in this letter.

Acceleration Clauses

a)	Should the Issuer have a default or simple delay in the payment of any partial payment of interests or repayment of principal owed of the Bonds;
b)	Should the Issuer not comply with any of the obligations of providing information to the Representative of the Bondholders and this is not resolved within thirty business days from the date in which this is required in writing by the Representative of Bondholders. The information that the Issuer must provide to the Representative of Bondholders is: (i) a Copy of its quarterly and annual Consolidated Financial Statements and those of its Subsidiaries regulated by standards applicable to openly-held shareholders’ corporations; (ii) Other public information that the Issuer provides to the Chilean SVS; (iii) A copy of the reports issued by risk raters; (iv) a Report on compliance with the obligations assumed by virtue of the issuance agreement, which has to be delivered within the same term in which the Consolidated Financial Statements have to be delivered to the Chilean SVS; and (vi) Notice of every circumstance implying the default or breach of the conditions or obligations assumed by virtue of the issuance agreement, as soon as the event or breach occurs or it becomes aware of it;
c)	If the default or breach of any other commitment or obligation assumed by the Issuer by the Issuance Agreement or Supplemental Deeds persists for a period equal to or greater than sixty days after the Representative of the Bondholders has sent to the Issuer, through registered mail, a written notice describing the default or breach requiring remediation. This except for default or breach with respect to the Indebtedness Ration and Finance Cost Coverage Ratio, in which case the default will be ninety days after the date in which the Representative of the Bondholders had sent to the Issuer, through registered mail, the notice. The Representative of the Bondholders should send the notice to the Issuer within the business day subsequent to the date in which it has verified the related default or breach by the Issuer and, in any case, within the term established by the Chilean SVS through a general standard issued in accordance with article one hundred and nine, letter (b) of the Securities Market Act, if the latter is lower;
d)	Should the Issuer or any of its Significant Subsidiaries not resolve within a term of thirty business days any past due o simple delay situation related to the payment of the debt obligations for an accumulated total sum greater than that equivalent in Chilean pesos to UF 150,000 and the date of the payment of the obligations included in such amount had not been expressly postponed. Such amount will not consider the obligations that (i) are subject to pending litigation or lawsuits for obligations not recognized by the Issuer in its accounting records or (ii) related to the price of constructions or the acquisition of assets the payment of which has been objected any the Issuer because of defect in such constructions or assets or because of noncompliance by the related builder or seller or its obligations under the contract. For such purposes, the exchange rate or parity prevailing at the date of the related calculation shall be used;
e)	Should any other creditor of the Issuer or of any of its Significant Subsidiaries legitimately collects from it or any of its Significant Subsidiaries the total amount of a loan subject to term conditions, by having exercised the right to request the early expiration of the related loan because of default by the Issuer or any of its Significant Subsidiaries, as contained in the relevant contract. However, except for the cases in which the sum of the loans collected earlier as provided in this number, do not exceed the accumulated amount of UF 150,000. For such purposes, the exchange rate or parity prevailing at the date of the related calculation shall be used;
F-121

f)	Should the Issuer or any of its Significant Subsidiaries be declared in bankruptcy or in notorious insolvency or proposes a preventive legal agreement with its creditors or prepares any written statement through which it acknowledges its inability to pay its obligations on the related expiration dates, without any of such events being resolved within a term of sixty days from the related bankruptcy declaration, insolvency situation or proposal for preventive legal agreement. Should the bankruptcy of the Issuer be declared, the Bonds shall become payable earlier as provided in the law;

g)	If any declaration by the Issuer in the instruments that are granted or subscribed because of noncompliance with the obligations contained in the issuance agreement or supplementary deeds, or those that are provided in issuing or registering the Bonds that are issued with a charge to this Line, were manifestly false or willfully incomplete in any essential aspect of the declaration;
h)	If the duration term of the Issuer is amended to a date earlier than effective term of Bonds issued with charge to the respective line; or if the Issuer Company undergoes an early dissolution; or if there is a decrease in the capital effectively subscribed and paid in terms which do not comply with the ratio established for the financial indicator of Debt Ratio, Equity and Finance Cost Coverage Ratio;

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

j)	If in the future the Issuer or any of its Subsidiaries grant actual collateral to new bond issuance or to any financial credit, cash credit operation or other credits, except those in the following cases: one) collateral existent at the issuance contract date; two) collateral created to finance, refinance or amortize the purchase price or costs including construction costs, assets acquired after the issuance contract; three) collateral granted by the Issuer in favor of its Subsidiaries or vice versa; four) collateral granted by a company which subsequently merged with the Issuer; five) collateral over assets acquired by the Issuer after the issuance contract, which are constituted before its purchase; and, six) extension or renewal of any collateral herein mentioned in one) to five), inclusive. However, the Issuer or any of its Subsidiaries may always grant actual collateral to new bonuses issuance or to any financial credit, cash credit operation or other current credits, if in advance and simultaneously, they constitute collateral at least proportionally equivalents in favor of Bonuses Holders. In this case, the proportional amount of collateral will be assessed, every opportunity, by the Representative of Bondholders, who, if considered sufficient, will grant collateral’ constituent instruments in favor of the Bondholders.
3)	Series J and K bonds, issued with charge to the line of bonds registered under number 575 in the Security Registry on March 23, 2009 and placed in 2014.
F-122

The restrictions or limits to which the Company is subject to are as follows:

a)	Maintaining an Indebtedness Ration not greater than 1.4 times. For such purposes, Indebtedness Ratio shall be understood as the ratio calculated between Total Liabilities and Equity. Total Liabilities shall be understood as the sum of accounts in the Issuer’s Classified Statement of Financial Position referred to as Total Current Liabilities and Total Non-Current Liabilities, which are included in the Issuer’s Consolidated Financial Statements. Additionally, this will consider all the debts or obligations of third parties of any nature which are not included in the liabilities reflected in such items and external for the Issuer or its Subsidiaries as the case may be, which are secured with collateral and/or personal guarantees of any type granted by the Issuer or any of its subsidiaries, but not limited to, co-debtor, securities, several guarantees, pledges and mortgages, all of which without recognizing twice those debts or obligations, including performance bonds. The Issuer should send to the Representative, provided such individual requires it, the background allowing the verification of the ratio referred to in this number. Equity shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2016, the Company’s Indebtedness Ratio was 0.97 times;
b)	Maintaining at all times during the term of this issuance of Bonds Minimum Equity of UF 5,000,000. Equity shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2016, the Company’s Equity amounted to UF 19,599,822;
c)	Maintaining at all times Minimum Financial Cost Coverage Ratio of 2.5 times. The Finance Cost Coverage Ratio should be calculated on the twelve-month period prior to the date of issuance of the Consolidated Financial Statements. For such purposes, Finance Cost Coverage Ration shall be understood as the ration between the Gross profit (loss) less distribution costs, administrative expenses and plus depreciation expense and amortization expense, and finance costs. Depreciation expense shall be understood as the Depreciation item included in cost of sales and administrative expenses in the Note on Operating Segments in the Issuer’s Consolidated Financial Statements. Amortization expense shall be understood as the item amortization expense presented in the Note on Intangible assets in the Issuer’s Consolidated Financial Statements. Finance costs shall be understood as the item presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Gross profit (loss) relates to the account gross profit presented in the Statement of Income in the Issuer’s Consolidated Financial Statements. Distribution costs correspond to the account distribution costs presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Administrative expenses relates to the account administrative expenses presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. As of December 31 2016, the Company’s Finance Cost Coverage Ratio amounted to 8.36 times;
d)	Sending to the Representative of the Bondholders, together with the copies of its quarterly and annual Consolidated Financial Statements, a letter signed by its legal representative, leaving evidence of compliance of the financial ratios defined in letters a), b) and c) above.
e)	Sending to the Representative of the Bondholders a copy of its quarterly and annual Consolidated Financial Statements during the same term in which they should be delivered to the Chilean Superintendence of Securities and Insurance (SVS), the financial statement of its Subsidiaries that are regulated by the standards applicable to openly-held shareholders’ corporations and all other public information that the Issuer provides to the SVS. In addition, the Company should send a copy of the risk rating reports, no later than within five days after receiving them from the private risk raters;
f)	Recording in its accounting records the provisions arising from adverse contingencies which, in the Issuer’s judgment, must be reflected in its o its subsidiaries’ Consolidated Financial Statements. The Issuer will ensure that its Subsidiaries comply with the provisions of this section;
g)	The Issuer commits to ensure that the operations that it conducts with its Subsidiaries or other related parties are conducted under conditions similar to those customarily prevailing in the market. With respect to the concept “related parties,” this shall be defined as provided in Article 100 of Law 18.045;
F-123

h)	The Issuer should establish and maintain adequate accounting systems based on International Financial Reporting Standards (IFRS) and the instructions issued by the Chilean SVS. The Issuer shall ensure that its domestic Subsidiaries comply with the provisions in this letter. However, with respect to foreign Subsidiaries, these should be in accordance with the accounting standards generally accepted in their respective countries and, for consolidation purposes, the applicable adjustments should be made to be in accordance with International Financial Reporting Standards (IFRS) and the instructions issued by the Chilean SVS. In addition, the Issuer should engage and maintain a reputable domestic or international an independent external audit firm for the examination and analysis of its Consolidated Financial Statements, with respect of which such firm should issue an opinion at December the thirty first of each year;
i)	The Issuer must comply with the laws, regulations and other legal provisions applicable to it, having also to comply with, with no limitation whatsoever, the payment on the time using the method required of all the taxes, duties, excises and charges affecting the Issuer or its movable or immovable assets, except for those disputed in good faith and in accordance with the applicable legal and/or administrative proceedings and, provided that, in such case, adequate reserves are maintained to cover such contingency, in conformity with International Financial Reporting Standards (IFRS) an the instructions issued by the Chilean SVS.
j)	Maintaining during the term of this issuance, Restricted assets free of Liens, which are equivalent, at least, to 1.5 times the total amount of total placements of bonds effective as placed with a charge to the line of bonds agreed in accordance with the bond issuance agreement. Such obligation shall be required solely at the closing dates of the Consolidated Financial Statements (as such concept is defined in the first clause of the Bond Issuance Agreement). For such purposes, Restricted Liens shall be understood as any type of liens, collateral, encumbrances, restrictions or any type of privileges on or relative to the Issuer’s present or future assets. The assets and debts are measured at carrying amount not considering those lines established by any authority in respect to taxes that are not yet owed by the Issuer and which are being duly disputed by the Issuer, liens constituted during the ordinary course of the Issuer’s business activities, which are being duly disputed by the Issuer, preferences established by the Law, liens constituted by virtue of the bond issuance agreement and all those liens to which the Issuer has not provided its consent and which are being disputed by it. The Issuer should send to the Representative of the Bondholders, provided such individual requires it, the background allowing the verification of the ratio referred to in this section. As of December 31, 2016, Restricted Assets free of liens on the total amount of placements as placed with a charge to the line of bonds amounted to 19.2 times; and
k)	Maintaining insurance policies fairly supporting its assets, in accordance with the usual practices for the industries of the nature of the Issuer’s industry. The Issuer shall ensure that its Subsidiaries also comply with that established in this letter.

Acceleration Clauses

a)	Should the Issuer have a default or simple delay in the payment of any partial payment of interests or repayment of principal owed of the Bonds;
b)	Should the Issuer not comply with any of the obligations of providing information to the Representative of the Bondholders and this is not resolved within thirty business days from the date in which this is required in writing by the Representative of Bondholders. The information that the Issuer must provide to the Representative of Bondholders is: (i) a Copy of its quarterly and annual Consolidated Financial Statements and those of its Subsidiaries regulated by standards applicable to openly-held shareholders’ corporations; (ii) Other public information that the Issuer provides to the Chilean SVS; (iii) A copy of the reports issued by risk raters; (iv) a Report on compliance with the obligations assumed by virtue of the issuance agreement, which has to be delivered within the same term in which the Consolidated Financial Statements have to be delivered to the Chilean SVS; and (vi) Notice of every circumstance implying the default or breach of the conditions or obligations assumed by virtue of the issuance agreement, as soon as the event or breach occurs or it becomes aware of it;
F-124

c)	If the default or breach of any other commitment or obligation assumed by the Issuer by virtue of the Issuance Agreement or Supplemental Deeds persists for a period equal to or greater than sixty days after the Representative of the Bondholders has sent to the Issuer, through registered mail, a written notice describing the default or breach requiring remediation. This except for default or breach with respect to the Indebtedness Ration and Finance Cost Coverage Ratio, in which case the default will be ninety days after the date in which the Representative of the Bondholders had sent to the Issuer, through registered mail, the aforementioned notice. The Representative of the Bondholders should send the notice to the Issuer within the business day subsequent to the date in which it has verified the related default or breach by the Issuer and, in any case, within the term established by the Chilean SVS through a general standard issued in accordance with article one hundred and nine, letter (b) of the Securities Market Act, if the latter is lower;
d)	Should the Issuer or any of its Significant Subsidiaries not resolve within a term of thirty business days any past due o simple delay situation related to the payment of the debt obligations for an accumulated total sum greater than that equivalent in Chilean pesos to UF 150,000 and the date of the payment of the obligations included in such amount had not been expressly postponed. Such amount will not consider the obligations that (i) are subject to pending litigation or lawsuits for obligations not recognized by the Issuer in its accounting records or (ii) related to the price of constructions or the acquisition of assets the payment of which has been objected any the Issuer because of defect in such constructions or assets or because of noncompliance by the related builder or seller or its obligations under the contract. For such purposes, the exchange rate or party prevailing at the date of the related calculation shall be used;
e)	Should any other creditor of the Issuer or of any of its Significant Subsidiaries legitimately collects from it or any of its Significant Subsidiaries the total amount of a loan subject to term conditions, by virtue of having exercised the right to request the early expiration of the related loan because of default by the Issuer or any of its Significant Subsidiaries, as contained in the relevant contract. However, except for the cases in which the sum of the loans collected earlier as provided in this number, do not exceed the accumulated amount of UF 150,000. For such purposes, the exchange rate or party prevailing at the date of the related calculation shall be used;
f)	Should the Issuer or any of its Significant Subsidiaries be declared in bankruptcy or in notorious insolvency or proposes a preventive legal agreement with its creditors or prepares any written statement through which it acknowledges its inability to pay its obligations on the related expiration dates, without any of such events being resolved within a term of sixty days from the related bankruptcy declaration, insolvency situation or proposal for preventive legal agreement. Should the bankruptcy of the Issuer be declared, the Bonds shall become payable earlier as provided in the law;
g)	if any declaration by the Issuer in the instruments that are granted or subscribed as a result of noncompliance with the obligations contained in the issuance agreement or supplementary deeds, or those that are provided in issuing or registering the Bonds that are issued with a charge to this Line, were manifestly false or willfully incomplete in any essential aspect of the declaration;
h)	If the duration term of the Issuer is amended to a date earlier than effective term of Bonds issued with charge to the respective line; or if the Issuer Company undergoes an early dissolution; or if there is a decrease in the capital effectively subscribed and paid in terms which do not comply with the ratio established for the financial indicator of Debt Ratio, Equity and Finance Cost Coverage Ratio;
F-125

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
j)	If in the future the Issuer or any of its Subsidiaries grant actual collateral to new bonuses issuance or to any financial credit, cash credit operation or other credits, except those in the following cases: one) collateral existent at the issuance contract date; two) collateral created to finance, refinance or amortize the purchase price or costs including construction costs, assets acquired after the issuance contract; three) collateral granted by the Issuer in favor of its Subsidiaries or vice versa; four) collateral granted by a company which subsequently merged with the Issuer; five) collateral over assets acquired by the Issuer after the issuance contract, which are constituted before its purchase; and, six) extension or renewal of any collateral herein mentioned in one) to five), inclusive. However, the Issuer or any of its Subsidiaries may always grant actual collateral to new bonuses issuance or to any financial credit, cash credit operation or other current credits, if in advance and simultaneously, they constitute collateral at least proportionally equivalents in favor of Bonuses Holders. In this case, the proportional amount of collateral will be assessed, every opportunity, by the Representative of Bondholders, who, if considered sufficient, will grant collateral’ constituent instruments in favor of the Bondholders. In this case, the proportional amount of collateral will be assessed, every opportunity, by the Representative of Bondholders, who, if considered sufficient, will grant collateral’ constituent instruments in favor of the Bondholders.
4)	Series N bonds, issued with charge to the line of bonds registered under number 841 in the Security Registry on October 12, 2016 and placed in 2016.

The restrictions or limits to which the Company is subject to are as follows:

a)	Maintaining an Indebtedness Ratio not greater than 1.2 times. For such purposes, Net Indebtedness ratio shall be understood as the ratio between Net Financial Debt and Equity. Net Financial Debt shall be understood as the sum of the accounts in the Issuer’s Consolidated Classified Statement of Financial Position referred to as Other financial liabilities, current and Other financial liabilities, non-current, less the account in the Issuer’s Consolidated Classified Statement of Financial Position referred to as Cash and cash equivalents of the Issuer’s Consolidated Financial Statements. Equity shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2016, the Company’s Net Indebtedness Ratio was 0.39 times;
b)	Maintaining at all times during the term of this issuance of Bonds Minimum Equity of UF 5,000,000. Equity shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2016, the Company’s Equity amounted to UF 19,599,822;
F-126

c)	Maintaining at all times Minimum Financial Cost Coverage Ratio of 2.5 times. The Finance Cost Coverage Ratio should be calculated on the twelve-month period prior to the date of issuance of the Consolidated Financial Statements. for such purposes, Finance Cost Coverage Ration shall be understood as the ration between the Gross profit (loss) less distribution costs, administrative expenses and plus depreciation expense and amortization expense, and finance costs. Depreciation expense shall be understood as the Depreciation item included in cost of sales and administrative expenses in the Note on Operating Segments in the Issuer’s Consolidated Financial Statements. Amortization expense shall be understood as the item amortization expense presented in the Note on Intangible assets in the Issuer’s Consolidated Financial Statements. Finance costs shall be understood as the item presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Gross profit (loss) relates to the account gross profit presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Distribution costs correspond to the account distribution costs presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Administrative expenses relates to the account administrative expenses presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. As of December 31 2016, the Company’s Finance Cost Coverage Ratio amounted to 8.36 times;
d)	Sending to the Representative of the Bondholders, together with the copies of its quarterly and annual Consolidated Financial Statements, a letter signed by its legal representative, leaving evidence of compliance of the financial ratios defined in letters a), b) and c) above.
e)	Sending to the Representative of the Bondholders a copy of its quarterly and annual Consolidated Financial Statements during the same term in which they should be delivered to the Chilean Superintendence of Securities and Insurance (SVS), the financial statement of its Subsidiaries that are regulated by the standards applicable to openly-held shareholders’ corporations and all other public information that the Issuer provides to the SVS. In addition, the Company should send a copy of the risk rating reports, no later than within five days after receiving them from the private risk raters;
f)	Recording in its accounting records the provisions arising from adverse contingencies which, in the Issuer’s judgment, must be reflected in its o its subsidiaries’ Consolidated Financial Statements. The Issuer will ensure that its Subsidiaries comply with the provisions of this section;
g)	The Issuer commits to ensure that the operations that it conducts with its Subsidiaries or other related parties are conducted under conditions similar to those customarily prevailing in the market. With respect to the concept “related parties,” this shall be defined as provided in Article 100 of Law 18.045;
h)	The Issuer should establish and maintain adequate accounting systems based on International Financial Reporting Standards (IFRS) and the instructions issued by the Chilean SVS. The Issuer shall ensure that its domestic Subsidiaries comply with the provisions in this letter. However, with respect to foreign Subsidiaries, these should be in accordance with the accounting standards generally accepted in their respective countries and, for consolidation purposes, the applicable adjustments should be made to be in accordance with International Financial Reporting Standards (IFRS) and the instructions issued by the Chilean SVS. In addition, the Issuer should engage and maintain a reputable domestic or international an independent external audit firm for the examination and analysis of its Consolidated Financial Statements, with respect of which such firm should issue an opinion at December the thirty first of each year;
i)	The Issuer must comply with the laws, regulations and other legal provisions applicable to it, having also to comply with, with no limitation whatsoever, the payment on the time using the method required of all the taxes, duties, excises and charges affecting the Issuer or its movable or immovable assets, except for those disputed in good faith and in accordance with the applicable legal and/or administrative proceedings and, provided that, in such case, adequate reserves are maintained to cover such contingency, in conformity with International Financial Reporting Standards (IFRS) an the instructions issued by the Chilean SVS.
F-127

j)	Maintaining during the term of this issuance, Restricted Assets free of Liens, which are equivalent, at least, to 1.5 times the total amount of total placements of bonds effective as placed with a charge to the line of bonds agreed in accordance with the bond issuance agreement. Such obligation shall be required solely at the closing dates of the Consolidated Financial Statements (as such concept is defined in the first clause of the Bond Issuance Agreement). For such purposes, Restricted Liens shall be understood as any type of liens, collateral, encumbrances, restrictions or any type of privileges on or relative to the Issuer’s present or future assets. The assets and debts are measured at carrying amount not considering those lines established by any authority in respect to taxes that are not yet owed by the Issuer and which are being duly disputed by the Issuer, liens constituted during the ordinary course of the Issuer’s business activities, which are being duly disputed by the Issuer, preferences established by the Law, liens constituted by virtue of the bond issuance agreement and all those liens to which the Issuer has not provided its consent and which are being disputed by it. The Issuer should send to the Representative of the Bondholders, provided such individual requires it, the background allowing the verification of the ratio referred to in this section. As of December 31, 2016, Restricted Assets free of liens on the total amount of placements as placed with a charge to the line of bonds amounted to 19.2 times; and
k)	Maintaining insurance policies fairly supporting its assets, in accordance with the usual practices for the industries of the nature of the Issuer’s industry. The Issuer shall ensure that its Subsidiaries also comply with that established in this letter.

Acceleration Clauses

a)	Should the Issuer have a default or simple delay in the payment of any partial payment of interests or repayment of principal owed of the Bonds;
b)	Should the Issuer not comply with any of the obligations of providing information to the Representative of the Bondholders and this is not resolved within thirty business days from the date in which this is required in writing by the Representative of Bondholders. The information that the Issuer must provide to the Representative of Bondholders is: (i) a Copy of its quarterly and annual Consolidated Financial Statements and those of its Subsidiaries regulated by standards applicable to openly-held shareholders’ corporations; (ii) Other public information that the Issuer provides to the Chilean SVS; (iii) A copy of the reports issued by risk raters; (iv) a Report on compliance with the obligations assumed by virtue of the issuance agreement, which has to be delivered within the same term in which the Consolidated Financial Statements have to be delivered to the Chilean SVS; and (vi) Notice of every circumstance implying the default or breach of the conditions or obligations assumed by virtue of the issuance agreement, as soon as the event or breach occurs or it becomes aware of it;
c)	If the default or breach of any other commitment or obligation assumed by the Issuer by virtue of the Issuance Agreement or Supplemental Deeds persists for a period equal to or greater than sixty days after the Representative of the Bondholders has sent to the Issuer, through registered mail, a written notice describing the default or breach requiring remediation. This except for default or breach with respect to the Net Indebtedness Ratio and Finance Cost Coverage Ratio, in which case the default will be ninety days after the date in which the Representative of the Bondholders had sent to the Issuer, through registered mail, the aforementioned notice. The Representative of the Bondholders should send the notice to the Issuer within the business day subsequent to the date in which it has verified the related default or breach by the Issuer and, in any case, within the term established by the Chilean SVS through a general standard issued in accordance with article one hundred and nine, letter (b) of the Securities Market Act, if the latter is lower;
d)	Should the Issuer or any of its Significant Subsidiaries not resolve within a term of thirty business days any past due o simple delay situation related to the payment of the debt obligations for an accumulated total sum greater than that equivalent in Chilean pesos to UF 150,000 and the date of the payment of the obligations included in such amount had not been expressly postponed. Such amount will not consider the obligations that (i) are subject to pending litigation or lawsuits for obligations not recognized by the Issuer in its accounting records or (ii) related to the price of constructions or the acquisition of assets the payment of which has been objected any the Issuer because of defect in such constructions or assets or because of noncompliance by the related builder or seller or its obligations under the contract. For such purposes, the exchange rate or parity prevailing at the date of the related calculation shall be used;
F-128

e)	Should any other creditor of the Issuer or of any of its Significant Subsidiaries legitimately collects from it or any of its Significant Subsidiaries the total amount of a loan subject to term conditions, by virtue of having exercised the right to request the early expiration of the related loan because of default by the Issuer or any of its Significant Subsidiaries, as contained in the relevant contract. However, except for the cases in which the sum of the loans collected earlier as provided in this number, do not exceed the accumulated amount of UF 150,000. For such purposes, the exchange rate or parity prevailing at the date of the related calculation shall be used;
f)	Should the Issuer and/or any of its Significant Subsidiaries incur in cessation of payments, filed a requested voluntarily or incur any cause for filing a liquidation process, as established in the Law twenty thousand, seven hundred and twenty; or if any liquidation process is filed by or against the Issuer and/or any of its Significant Subsidiaries; or if any process is filed by or against the Issuer and/or any of its Significant Subsidiaries for its dissolution, liquidation, reorganization, tender, proposals for legal or extrajudicial agreement or payment arrangement, in accordance with Law twenty thousand, seven hundred and twenty or any law on insolvency or tender; or requests the appointment of a receiver, administrative receiver, inspector or another similar officer with respect to the Issuer and/or any of its Significant Subsidiaries, or of a significant portion of its asset, or if the Issuer takes any action to allow any of the acts indicated above in this number, provided that, in the case of a tender process for the liquidation in which the Issuer is the debtor, this is not be objected or disputed as to whether it is legitimate by the Issuer with written and justified information with the Courts of Justice within the thirty days following the date of beginning of such process. However and for these purposes, the procedures filed against the Issuer and/or any of it Significant Subsidiaries will necessarily have to be supported by one or two executive securities for amounts that individually or in aggregate, exceed the amount equivalent to UF one hundred and fifty thousand and provided that such proceedings are not objected or disputed as to their status of being legitimate by the Issuer or the related Significant Subsidiary with written and justified information with the Courts of Justice within the term established by the law for such purposes. For such purposes, it shall be considered that a proceeding has been foiled when the related collection legal actions have been noticed to the Issuer or related Significant Subsidiary.
g)	If any declaration by the Issuer in the instruments that are granted or subscribed as a result of noncompliance with the obligations contained in the issuance agreement or supplementary deeds, or those that are provided in issuing or registering the Bonds that are issued with a charge to this Line, were manifestly false or willfully incomplete in any essential aspect of the declaration;
h)	If the duration term of the Issuer is amended to a date earlier than effective term of Bonds issued with charge to the respective line; or if the Issuer Company undergoes an early dissolution; or if there is a decrease in the capital effectively subscribed and paid in terms which do not comply with the ratio established for the financial indicator of Debt Ratio, Equity and Finance Cost Coverage Ratio;
i)	If the Issuer charges or dispose of Essential Assets or these would be disposed from a subsidiary company of the Issuer, except copulative conditions are met in the last case. (i) the Issuer constantly maintains the condition of Parent of the company which becomes owner of the Essential Assets; (ii) that such subsidiary does not dispose of or charged Essential Assets, except they are disposed from other subsidiary of the Issuer or one of its own Subsidiaries which, in turn, is a subsidiary of the Issuer; (iii) that the subsidiary of the Issuer which Essential Assets are transferred to is constituted -at the time or before the disposal of such assets - severally obligated to pay Bonds issued under this Issuance Contract. The Issuer should send to the Representative, as required, all information for verification of the compliance with the referred herein; and
F-129

j)	If in the future the Issuer or any of its Subsidiaries grant actual collateral to new bonuses issuance or to any financial credit, cash credit operation or other credits, except those in the following cases: one) collateral existent at the issuance contract date; two) collateral created to finance, refinance or amortize the purchase price or costs including construction costs, assets acquired after the issuance contract; three) collateral granted by the Issuer in favor of its Subsidiaries or vice versa; four) collateral granted by a company which subsequently merged with the Issuer; five) collateral over assets acquired by the Issuer after the issuance contract, which are constituted before its purchase; and, six) extension or renewal of any collateral herein mentioned in one) to five), inclusive. However, the Issuer or any of its Subsidiaries may always grant actual collateral to new bonuses issuance or to any financial credit, cash credit operation or other current credits, if in advance and simultaneously, they constitute collateral at least proportionally equivalents in favor of Bonuses Holders. In this case, the proportional amount of collateral will be assessed, every opportunity, by the Representative of Bondholders, who, if considered sufficient, will grant collateral’ constituent instruments in favor of the Bondholders. In this case, the proportional amount of collateral will be assessed, every opportunity, by the Representative of Bondholders, who, if considered sufficient, will grant collateral’ constituent instruments in favor of the Bondholders.
5)	Restrictions and limitations for loans granted by Cooperative Centrale Raiffeissen - Boerenleenbank B.A. “Rabobank Nederland” Branch New York to VCT U.S.A.
i)	Loan expiring in its last partial payment: April 2018 at a nominal rate of 3.81%
ii)	Loan expiring in its last partial payment: May 2017 at a nominal rate of 2.15%

The restrictions or limitations to which the Company and/or its subsidiary VCT USA are subject to are originated in the covenants associated to the loan granted to VCT USA which has a collateral of its Parent and are summarized as follows:

a)	Sending to the bank, together with its publication or not after 120 days after each quarterly close, a copy of the consolidated financial statements as well as to notify the bank on a timely manner on any adverse material effect, possible noncompliance of its financial obligations, noncompliance of obligations in ERISA (Employee Retirement Income Security Act of 1974), material changes on its accounting policies.
b)	The debtor, VCT USA and its subsidiaries, should maintain its assets and equipment as held historically, and is also obligated to hire and maintain insurances which reasonably cover its operating assets in accordance to usual practices of the industry in which it operates.
c)	VCT USA is obligated not to perform operations with its affiliates which were not in the same conditions that would be when performing these with a third party, unless these relate to transactions with affiliates which were totally of its property or between associates that were totally of its property.

Acceleration Clauses

a)	If VCT USA incurred in default or delay of more than 3 working days in the payment of any principal or interest installments with respect to the loan.
b)	If any statement or collateral contained in the instruments granted or subscribed with respect to the obligation either by VCT USA or Viña Concha y Toro, were or resulted to be deceitfully incomplete or false.
c)	If VCT USA breach any obligation acquired in virtue of the aforementioned loan agreement.
F-130

d)	If VCT USA or Viña Concha y Toro S.A. incur in default or simple delay in the payment of any sum owed to banks or any other creditor from one or more overdue obligation or required in advance that, exceed the amount of US$7,000,000.
e)	If VCT USA or Viña Concha y Toro S.A. incur in suspension of payments or recognize through a written notice its incapacity to pay its debts or abandon its assets in benefit of its creditors or request its own bankruptcy.
f)	If Viña Concha y Toro S.A. ceases to comply with the following financial indicators:

Indebtedness Ratio not exceeding 1.4 times; understanding for such purposes the ratio calculated between Total Liabilities and Equity. “Total Liabilities” (i) shall be understood as the sum of accounts in the Issuer’s Classified Statement of Financial Position referred to as Total Current Liabilities and Total Non-Current Liabilities, which are included in the Issuer’s Consolidated Financial Statements. Additionally, this will consider all the debts or obligations of third parties of any nature which are not included in the liabilities reflected in such items and external for the Issuer or its Subsidiaries as the case may be, which are secured with collateral and/or personal guarantees of any type granted by the Issuer or any of its subsidiaries, but not limited to, co-debtor, securities, several guarantees, pledges and mortgages, all of which without recognizing twice those debts or obligations, including performance bonds; and (ii) “Equity” shall be understood as the sum of the accounts in the Issuer’s Classified Statement of Financial Position referred to as Equity Attributable to Owner of the Parent and Non-Controlling Interests, which are included in the Issuer’s Consolidated Financial Statements. As of December 31, 2016, the Company’s Indebtedness Ratio was 0.97 times;

Minimum equity of UF 5,000,000. “Equity” shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2016, the Company’s Equity amounted to UF 19,599,822;

Minimum Finance Cost Coverage Ratio of 2.5 times. The Finance Cost Coverage Ratio should be calculated on the twelve-month period prior to the date of the Issuer’s Consolidated Financial Statements. For such purposes, Finance Cost Coverage Ratio shall be understood as the ratio between the profit (loss) account plus income tax expense, finance costs, depreciation expense and amortization expense, and finance costs. In addition, (i) Profit (loss) shall be understood as the account profit (loss) presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements; (ii) Income tax expense shall be understood as the account income tax expense presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements; (iii) Finance costs shall be understood as the account finance costs presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements; (iv) Depreciation expense shall be understood as the item depreciation included in cost of sales and administrative expenses in the Note on Operating Segments in the Issuer’s Consolidated Financial Statements; and (v) Amortization expense shall be understood as the item amortization expense presented in the Note on Intangible assets in the Issuer’s Consolidated Financial Statements. As of December 31 2016, the Company’s Finance Cost Coverage Ratio amounted to 9.54 times;

g)	If VCT USA and Viña Concha y Toro S.A. refused to pay any amount in excess of seven million U.S. dollars required by ERISA breaches or final judgment of a trial.
h)	If any governmental authority expropriates all or a substantial part of the assets owned by VCT USA or Viña Concha y Toro S.A.
F-131

i)	If Concha y Toro S.A. is prevented by law to remit U.S. dollars abroad or hold dollars abroad for the purpose of paying its obligations.
6)	Restrictions and Limits for loan in Chilean pesos granted by Banco Estado to Viña Concha y Toro S.A.:

Loan expiring in its last partial payment: March 2018 at a nominal rate of 5.28%

The restrictions or limitations to which the Company are generated by the covenants associated to the loan granted to the Company and are summarized as follows:

a)	Maintain all assets, properties, trademarks, permits, rights, franchises, grants or patents that are necessary for the normal performance of its business activities, including its own and subsidiaries’ production assets.
b)	Maintaining in all the consolidated financial statements the following financial indicators:
i)	Indebtedness Ratio not exceeding 1.4 times; understanding for such purposes the ratio calculated between Total Liabilities and Equity. “Total Liabilities” (i) shall be understood as the sum of accounts in the Issuer’s Classified Statement of Financial Position referred to as Total Current Liabilities and Total Non-Current Liabilities, which are included in the Issuer’s Consolidated Financial Statements. Additionally, this will consider all the debts or obligations of third parties of any nature which are not included in the liabilities reflected in such items and external for the Issuer or its Subsidiaries as the case may be, which are secured with collateral and/or personal guarantees of any type granted by the Issuer or any of its subsidiaries, but not limited to, co-debtor, securities, several guarantees, pledges and mortgages, all of which without recognizing twice those debts or obligations, including performance bonds; and (ii) “Equity” shall be understood as the sum of the accounts in the Issuer’s Classified Statement of Financial Position referred to as Equity Attributable to Owner of the Parent and Non-Controlling Interests, which are included in the Issuer’s Consolidated Financial Statements. As of December 31, 2016, the Company’s Indebtedness Ratio was 0.97 times.
ii)	Minimum equity of UF 5,000,000. “Equity” shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2016, the Company’s Equity amounted to UF 19,599,822;
iii)	Minimum Finance Cost Coverage Ratio of 2.5 times. The Finance Cost Coverage Ratio should be calculated on the twelve-month period prior to the date of the Issuer’s Consolidated Financial Statements. For such purposes, Finance Cost Coverage Ration shall be understood as the ration between the Gross profit (loss) less distribution costs, administrative expenses and plus depreciation expense and amortization expense, and finance costs. (i) Gross profit (loss) shall be understood as the account gross profit presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements; (ii) Distribution costs shall be understood as the account distribution costs presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements; (iii) Administrative expenses shall be understood as the account administrative expenses presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements; (iv) Depreciation expense shall be understood as the item depreciation included in cost of sales and administrative expenses in the Note Operating Segments in the Issuer’s Consolidated Financial Statements; and (v) Amortization expense shall be understood as the item amortization expense presented in the Note Intangible assets in the Issuer’s Consolidated Financial Statements; (vi) Finance costs shall be understood as the account Finance costs presented in the presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. As of December 31 2016, the Company’s Finance Cost Coverage Ratio amounted to 8.36 times;
F-132

The contract includes the following acceleration clauses:
a)	If the Company does not pay in full any outstanding obligation to the Bank, including especially the Financing.
b)	If the Company does not fully satisfy any covenant established in the second clause of this instrument. Exceptionally, in the case of the obligations contained in paragraphs 3 and 4 of this clause, the Bank may only accelerate their claims if 30 days have elapsed since the notice of the failure of the Bank without becoming resolved.
c)	If the Company falls into cessation of payments, is declared bankrupt or makes statements of judicial or extrajudicial agreement.
7)	Restrictions and limits for loan in U.S. dollars granted by Rabobank Curacao N.V. to Viña Concha y Toro S.A.

Loan payable to Rabobank Curacao N.V. expiring its last partial payment: October 2017 at a nominal rate of 2.39%

Loan payable to Scotiabank expiring its last partial payment: November 2017 at a nominal rate of 2.56%
The restrictions or limitations to which the Company is subject are generated by the covenants associated to the loan granted to the Company and are summarized as follows:
a)	Maintaining all property, assets, rights, properties, licenses, trademarks, rights of industrial and intellectual property licenses, franchises, concessions or patents that are necessary for the normal operating activities, in force, and in accordance with the applicable law.
b)	Maintaining all assets listed above in proper operating condition at all times, without prejudice of the normal wear and tear derived from use and the passage of time.
c)	Maintaining at all times insurance policies covering all assets indicated above, at least, for the amounts and against the risks applicable in accordance with standard practices of companies that conduct similar activities and having the same type of properties.
d)	Maintaining in its consolidated financial statements the following financial indicators:
i)	Indebtedness Ratio not exceeding 1.4 times; understanding for such purposes the ratio calculated between Total Liabilities and Equity. “Total Liabilities” (i) shall be understood as the sum of accounts in the Issuer’s Classified Statement of Financial Position referred to as Total Current Liabilities and Total Non-Current Liabilities, which are included in the Issuer’s Consolidated Financial Statements. Additionally, this will consider all the debts or obligations of third parties of any nature which are not included in the liabilities reflected in such items and external for the Issuer or its Subsidiaries as the case may be, which are secured with collateral and/or personal guarantees of any type granted by the Issuer or any of its subsidiaries, but not limited to, co-debtor, securities, several guarantees, pledges and mortgages, all of which without recognizing twice those debts or obligations, including performance bonds; and (ii) “Equity” shall be understood as the sum of the accounts in the Issuer’s Classified Statement of Financial Position referred to as Equity Attributable to Owner of the Parent and Non-Controlling Interests, which are included in the Issuer’s Consolidated Financial Statements. As of December 31, 2016, the Company’s Indebtedness Ratio was 0.97 times.
F-133

ii)	Minimum equity of UF 5,000,000. “Equity” shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2016, the Company’s Equity amounted to UF 19,599,822;
iii)	Minimum Finance Cost Coverage Ratio of 2.5 times. The Finance Cost Coverage Ratio should be calculated on the twelve-month period prior to the date of the Issuer’s Consolidated Financial Statements. For such purposes, Finance Cost Coverage Ration shall be understood as the ration between the Gross profit (loss) less distribution costs, administrative expenses and plus depreciation expense and amortization expense, and finance costs. (i) Gross profit (loss) shall be understood as the account gross profit presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements; (ii) Distribution costs shall be understood as the account distribution costs presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements; (iii) Administrative expenses shall be understood as the account administrative expenses presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements; (iv) Depreciation expense shall be understood as the item depreciation included in cost of sales and administrative expenses in the Note Operating Segments in the Issuer’s Consolidated Financial Statements; and (v) Amortization expense shall be understood as the item amortization expense presented in the Note Intangible assets in the Issuer’s Consolidated Financial Statements; (vi) Finance costs shall be understood as the account Finance costs presented in the presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. As of December 31 2016, the Company’s Finance Cost Coverage Ratio amounted to 8.36 times;

The contract includes the following acceleration clauses:

a)	If the Company incurs in default or simple delay in the payment of all or part of the principal owed, interest or any other sum associated with the Loan or the Promissory Note on the date fixed for the payment or repayment of principal owed, for payment of interest or for the payment of any other amounts related to the loan.
b)	If the Company breach any of the obligations, covenants, conditions or agreements contained in this instrument, different from those indicated in point i. above and such failure is not remedied within fifteen Banking Days, from the date of the respective breach.
c)	If any representation or warranty made or deemed as made is maliciously false or incomplete, in any important respect, the Company under the Loan Documents or that is contained in any certificate, document or financial statement or other state that the Company deliver on any date in respect of the Credit Documents or any Loan Document, or the date on which it is made or deemed made.
d)	If the Company does not meet any payment of principal or interest on any Indebtedness (other than the Notes or the Loan) totaling an amount exceeding the equivalent in pesos to twenty million U.S. dollars.
e)	If the Company incurs in cessation of payments, recognizes in writing its inability to pay its debts or makes a general assignment or abandonment of assets for the benefit of its creditors or declares legal bankruptcy or insolvency of the Company
F-134

f)	If any proceeding is filed by or against the Company tending to its dissolution, liquidation or reorganization or reorganization of its assets, under any bankruptcy law, insolvency, reorganization and such a procedure is not rescinded within ninety calendar days from the start of this procedure; or if a legal court appoints a liquidator, auditor or other similar officer in respect of the Company or a significant part of its assets.
g)	If against the Company a firm and enforceable judgment is issued, or a writ of execution is decreed in enforcement proceedings, for the payment of money exceeding the equivalent in Chilean pesos of twenty million U.S. dollars, and these remain unresolved for a period of sixty calendar days from the said judgment and a final writ of execution is decreed in the enforcement proceedings.
8)	The following bank loans have no restrictions on their agreements:
Debtor	Creditor	Currency	Nominal rate
Trivento B. y Viñedos S.A.	Banco Credicoop	ARS	27.30%
Trivento B. y Viñedos S.A.	Banco Francés	ARS	23.50%
Trivento B. y Viñedos S.A.	Banco Francés	ARS	27.50%
Trivento B. y Viñedos S.A.	Banco Francés	ARS	27.00%
Trivento B. y Viñedos S.A.	Banco Francés	ARS	25.10%
Trivento B. y Viñedos S.A.	Banco Macro	ARS	25.25%
Trivento B. y Viñedos S.A.	Banco Macro	ARS	15.25%
Trivento B. y Viñedos S.A.	Banco de la Nación Argentina	ARS	23.00%
Trivento B. y Viñedos S.A.	Banco de la Nación Argentina	ARS	23.00%
VCT USA, Inc.	Banco del Estado de Chile, New York Branch	US$	2.40%
VCT USA, Inc.	Banco del Estado de Chile, New York Branch	US$	2.90%
VCT USA, Inc.	Banco del Estado de Chile, New York Branch	US$	1.46%
VCT USA, Inc.	Banco del Estado de Chile, New York Branch	US$	1.44%
VCT USA, Inc.	Banco del Estado de Chile, New York Branch	US$	1.66%
Fetzer Vineyards	Banco del Estado de Chile, New York Branch	US$	1.56%
Fetzer Vineyards	Banco del Estado de Chile, New York Branch	US$	0.97%
VCT & DG México S.A.	Banamex	MXN	8.01%
VCT Brasil Imp. Y Exp. Ltda.	Citibank S.A	BRL	18.30%
VCT Brasil Imp. Y Exp. Ltda.	Banco Itau BBA S.A	BRL	18.44%

9)	Due to its line of business, Viña Concha y Toro S.A. is regularly involved as a plaintiff or defendant in legal proceedings aimed to demand the payment of amounts third parties may owe to them or the defense against claims made by third parties because of its labor, civil and commercial links with the Vineyard. The prospects of success in these procedures vary from case to case.
F-135

10)	The Colombian company Conservas y Vinos S. EN C. filed a lawsuit for compensation for damages for the termination of the distribution contract in Colombia against Viña Concha y Toro and José Canepa y Cía Limitada. The lawsuit was filed with the 13th Civil Court of Bogota- Both companies recently filed a reply to this lawsuit. The amount sought is 2,584,686,000 Colombian pesos (equivalent to Ch$568,630,920 as of December 31, 2016.

Previously on two occasions, Conservas y Vinos S. EN C has filed actions against Viña Concha y Toro with the Colombian administrative and jurisdictional authorities and accordingly, it is our understanding that this is the same cause for this case.

In the Colombian and Chilean lawyers’ opinion, the Company has reasonable grounds to sustain its defense. Therefore, the Company considers a possible disbursement on this account as unlikely to occur. In turn, given the initial procedural stage, the Company states it is not possible to provide an estimated date for the resolution of this conflict, neither it is possible to provide an estimation of the financial impact related to this legal proceeding, neither to indicate the possibility of reimbursement of funds on this account.

11)	In Argentina, the Federal Administration of Public Revenue (“AFIP”) through Resolution No. 364/08 dated December 16, 2008 challenged the affidavit of income tax for fiscal year 2002, and determined automatically on the amount owed to his understanding the subsidiary Bodegas y Viñedos Trivento S.A. (Trivento) on account of income tax for that period, which amounted to the sum of $1,948,918.44 Argentinean Pesos, (equivalent to Ch$ 82,400,272 as of December 31, 2016) plus interest of approximately $7,874,930 Argentine pesos (equivalent to Ch$332,952,040 as of December 31, 2016). In turn, the AFIP determined a fine of $974,459.22 Argentine pesos (equivalent to Ch$41,200,136 as of December 31, 2016). The fine does not accrue interest.

The tax agency based its decision on the premise that such a sum did not result in a loss for calculating exchange differences arising from lending operations of Trivento with Viña Concha y Toro S.A. and VCT International S.A., arguing that remittances resulting from these operations were deemed as capital contributions nature and not loans, even though so were approved by the respective Boards and by the Central Banks of both countries, being also such sums thus reflected in the accounts of all companies involved.

On February 11, 2009, resolution of the AFIP was appealed to the National Tax Tribunal, assigning the room D to this case through appeal provided under Article 76 of the LPT Law (Law No. 11,683, text ordered in 1998). In that action were reiterated and expanded each of the arguments of the defense, put forward in timely releases presented in administrative proceedings.

The matter was opened to the evidentiary stage, and both parties produced the evidence offered (report requirements made to local banks and expert evidence which was prepared by Estudio Contable Balter & Asoc., appointed as technical consultants). This expert report was attached to the file on March 31, 2011. Finally, on April 15, 2011, Trivento informed the court on the filing of a new appeal, also brought before the National Tax Tribunal for a new objection made by the AFIP, this time for the affidavits of tax gains made by the periods 2003 and 2004.

Upon expiration of the evidence the Court may order the parties to submit arguments, leaving the cause, after that, in a verdict status. To date, the court’s decision is pending regarding whether or not to allow the allegation of the parties on the evidence produced.

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

In office procedure for determining debt initiated by the AFIP, in relation to fiscal years 2003 and 2004, and after due filing of rebuttals in administrative offices, Trivento was notified of the AFIP Resolution No. 322/10 dated 9 December 2010, by which the Treasury officially determined a debt of $6,754,563.88 Argentine pesos (equivalent to Ch$285,582,961 as of December 31, 2016) plus interest of approximately $24,083,056 Argentine pesos (equivalent to Ch$1,018,231,608 as of December 31, 2016) and a fine of $ 4,728,194.72 Argentine pesos (equivalent to Ch$199,908,073 as of December 31, 2016). Note that fine does not accrue any interest

F-136

The tax agency based its decision on the premise that it was not appropriate to attribute to the affidavits on profits for the years 2003 and 2004, those losses from previous periods, which in the opinion of the AFIP were completely absorbed in the affidavit of the year 2002.

On February 1, 2011, resolution of the AFIP was appealed to the National Tax Tribunal. In that resource, were reiterated and expanded each of the arguments of the defense, put forward in timely releases presented in administrative proceedings, which have proper evidentiary support, and it was required to build with the record which processes the objection of the income tax return for the fiscal year 2002. The appeal was notified to the AFIP in April 2011. On April 27, 2012, Trivento was notified on the court decision to build with both records the records that processes in Room D and on April 25, 2013, Trivento was notified on the court decision to produce the accounting expertise offered by the company. AFIP opposed to this offering. The expert appointed by Trivento, Estudio Contable Balter & Asoc., appointed as technical consultants, and the expert appointed by the AFIP, presented the expert report on August 30, 2013, only remaining pending the Court’s decision with respect to allowing the allegation of the parties on the evidence produced.

Finally, in office procedure for determining debt initiated by the AFIP, in relation to fiscal years 2005 and 2006, and after due filing of rebuttals in administrative offices, Trivento was notified of the AFIP Resolution No. 363/12 dated December 12, 2012, by which the Treasury officially determined a debt of $1,138,953 Argentine Pesos (equivalent to Ch$48,154,933 as of December 31, 2016), plus interest of approximately $3,490,132 Argentine pesos (equivalent to Ch$147,562,781 as of December 31, 2016) and a fine amounting to $797,267 Argentine pesos (equivalent to Ch$33,708,449 as of December 31, 2016. The fine does not accrue any interest.

The tax agency based its decision on the premise that it was not appropriate to attribute to the affidavits of income tax for the years 2005 and 2006, losses from previous periods, which in the opinion of the AFIP were completely absorbed in the tax returns of the year2002. In addition, the amount declared by Trivento accounted on Minimum Notional Income for 2006 was not found in the computer records, therefore, it was not considered as payment on account of Tax income, and failed to consider compensation of the balance in favor of AFIP with the Trivento’s Minimum Notional Income cleared balance -2006-, Trivento appealed the resolution of the AFIP to the National Tax Tribunal, on February 8, 2013. Considering this action, Trivento reiterated and expanded each argument of the defense, put forward in timely releases presented in administrative proceedings which have proper evidentiary support, and it was required to build with the record which in processes in Room D in which it is processed the impugnation on affidavit of income tax for the fiscal year 2002 (where the action was built against the office procedure for determining debt corresponding to fiscal years 2003 and 2004). On April 11, 2014 Trivento was notified of the decision of the Tax Court of the Nation, in full, to accumulate this record with two cases pending before Room D Tax Court’s Office. On July 11, 2014 Trivento was notified of the decision of the Room D of the Tax Court of the Nation ordering to produce the pending evidence consisting of an expertise on the accounting books of Trivento. The expert appointed by Trivento (Estudio Contable Balter & Assoc) (appointed for these purposes as technical consultants), and the expert appointed by the Treasury presented the expert report on May 7, 2015. Regarding this, the Treasury impugned the report indicating that were included statements from the expert appointed by Trivento which were not agreed by the Treasury’s expert on the return’s supporting documentation. This questioning was replied by the expert appointed by Trivento, remaining as pending only the Court’s decision with respect to allowing the appeal of the parties on the proof produced.

F-137

Although according to the Company’s Argentine and Chilean lawyers, Trivento has reasonable grounds to be able to sustain that their affidavits of income tax for, 2002, 2003, 2004, 2005 and 2006 conform to the law, because of the approval of an exceptional default regime through Law No. 27.260 in force up to March 31, 2017, the characteristics of such regime have been analyzed also analyzing the possible benefits of abiding to this by Trivento. The Company’s accounting and legal advisors have reached the conclusion that the present default is very advantageous as it contains a strong reduction in interests, as well as the elimination of all sanctions, the application of a low interest rate for financing purposes and at very long-term within an economic context of inflation in Argentina. Considering those aspects, on December 19, 2016, the Company adhered the debt claimed by the Argentine Treasury to the Fiscal Disclosure and Default Regime under the terms of Law No. 27.260. Accordingly, a payment schedule considering cash payments was signed for $ 14,640,622.65 Argentine pesos (equivalent to Ch$619,005,526 as of December 31, 2016), which has already been credited. The regulation by the Tax Court of Argentina is pending with respect to the fees for the legal representation of the AFIP and the accounting expert, for an amount to be determined but which we believe should amount to approximately $ 5,541,581 Argentine pesos (equivalent to Ch$234,298,045 as of December 31, 2016).

12)	In Brazil, the Treasury Department of the State of Sao Paulo, by way of “Tax Assessment Notice and Imposition of Fine No.4.013.335-7”, officially determined and demanded to the VCT Brazil Importación y Exportación Limitada Subsidiary the payment of R$23,621,676.61 (equivalent to Ch$4,861,813,480 as of December 31, 2016) for an possible local tax accrual and non-payment “ICMS-ST” (equivalent to Chilean VAT). Fiscal authority claims the payment of this amount as the tax accrual and payment date was different and before the term the subsidiary uses for its payment. This would generate, according to the fiscal authorities, the existence of ICMS-ST pending payment. The authority also claims R$49,553,117.13 (equivalent to Ch$10,199,022,568 as of December 31, 2016) on account of interests and R$22,115,103.00 (equivalent to Ch$4,551,730,499 as of December 31, 2016) on account of fine.

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

Through the present date an expert appointed by the judge to conduct the accounting expert’s procedure submitted a report to the Court. In addition, VCT Brasil Importación y Exportación Limitada submitted observations to such report. The judge issued an order for the expert to submit his view on such observations from VCT Brasil Importación y Exportación Limitada. He expert has provided his view on the reply from VCT Brasil Importación y Exportación Limitada. At the end of December, the judge determined that VCT should submit his reply to the expert’s view, which occurred in February 2017. In the Brazilian and Chilean lawyers’ opinion, VCT Brazil Importación y Exportación Limitada has reasonable and solid grounds to sustain its defense and estimate there are significant possibilities that the impugnation of the amounts settled would be finally accepted by the fiscal authority. Therefore, the Company considers a possible disbursement on this account as unlikely to occur. In turn, given the complexity of the claiming process of “Tax Assessment Notice and Imposition of Fine” and its initial procedural stage, the Company states it is not possible to provide an estimated date for the resolution of this conflict, neither it is possible to provide an estimation of the financial impact related to this legal proceeding, neither to indicate the possibility of reimbursement of funds on this account.

13)	In the United States, on March 24, 2015, twenty-four wine producers, along with Fetzer, were notified of a collective claim filed before the California State Court. This claim is based on the fact that the Producers did not comply with the obligation to notice the specific presence of arsenic under California regulations (called “Proposition 65”). In addition, other federal, almost identical, federal lawsuits were filed in the states of Florida, Puerto Rico and (two) in Louisiana. All causes were accumulated in the Federal District of Louisiana. The plaintiff decided to request the suspension of the claims and withdraw them.
F-138

In the “Proposition 65” case, in March 2015, the California Court accepted to reject the petition (demurrer without leave) without giving the plaintiffs the right to continue the trial or change their claim. They appealed to this resolution. Lawyers consider that there is a good chance of having a final judgment favorable to the wine producers. It should be noted that no United States regulation restricts levels of arsenic in wines (only in water).

To Value the contingency is complex, especially considering the favorable scenario for Fetzer.

However, in the worst case scenario, hypothetically Fetzer could be sanctioned to:

a.	The number of Fetzer products sold in California without the required warning during one year period prior to the filing of the complaint until the date of judgment, multiplied by $2500. –
b.	Injunctive Relief which could arise up to a percentage of the amount until the full amount of every single bottle sold in California during four year period prior the filing of the compliant until de date of judgment. The court has broad discretion to fashion the amount of and an appropriate remedy.
c.	Legal and judicial costs (they would consider that defendants won previous actions which also makes this sanction improbable).
The company consider it not possible to provide an estimation of the financial impact related to this legal proceeding as the date of judgment is completely unknown and because the discretion of the court to assess the amount of an Injunctive Relief.

In opinion of American and Chilean Lawyers, Fetzer has more than reasonable and solid grounds to sustain its defense and is completely improbable to have a negative ruling against the defendants. Therefore, the Company considers a possible disbursement on this account as unlikely to occur. In turn, given the complexity of the matter and procedural stage, the Company states it is not possible to provide an estimated date for the resolution of this conflict neither to indicate the possibility of reimbursement of funds on this account reason why no provision has been recorded as of December 31, 2016.

(14)	By issuing tax assessments No. 10 and 11 of August 9, 2013, the Internal Revenue Service questioned the years of useful life considered for purposes of calculating the tax depreciation of certain fixed assets of the Vineyard (ponds) to the tax Years 2010 and 2011. This has resulted in an increase in the First Category tax base.

The tax assessments have determined a gross tax payable amounting to $683,471,253, which plus adjustments and legal interests (determined as of December 31, 2016) amounted to $1,881,464,561. The Settlements were notified on August 9, 2013.

On September 2, 2013, the company filed before the Internal Revenue Service an administrative resource called “Voluntary Administrative Replenishment ” (VAR) which was rejected by the administrative authority through Resolution Ex. No. 31,301 dated 18 November 2013 (notified on the same date).

On November 30, 2013, the Company filed a Tax Claim against tax assessments No. 10 and 11, before the 4th Tax and Customs Court of the Metropolitan Region.

On December 23, 2013, the Court received a Tax Claim and conferred transfer to the Internal Revenue Service in order to answer this Claim.

On January 17, 2014 the Internal Revenue Service evacuated the transfer, answering the claim. The Company filed a brief requesting progressive course on December 2, 2014, which was provided by the Court stating: “It will be resolved.” To date, the procedural burden rests with the Court, which must issue the resolution that takes the case to trial.

The Internal Revenue Service, on May 8, 2015, issued the Exempt Resolution 17.400 No. 50/2015, which declared accepted part of the return of Provisional Payment for Incomes Absorbed (PPUA) requested by the Company in its Form No. 22 of the Tax Year 2014, amounting to $ 1,997,861,360.

F-139

Indeed, the resolution ordered to return $ 1,777,542,975 (amount less than the amount requested) also ordered to reduce the tax loss stated by the Company in the Tax Year 2014 from $ (6,962,490,239) to $ (5,672,974,314).

Resolution is founded on the challenge of the useful life assigned by the Company to its ponds in tax years 2013 and 2014.

On August 26, 2015, the Company filed a tax claim against Exempt Resolution 17.400 No. 50/2015 before the 4th Tax and Customs Court of the Metropolitan Region.

On September 7, 2015, the Court received a Tax Claim and conferred transfer to the Internal Revenue Service in order to answer this claim.

On October 30, 2015, the Company requested the accumulation of both trials. The Tax Judge agreed to this accumulation on December 9, 2015. To date, both judgments are accumulated, waiting for the verdict to take the case to trial.

Our external advisors, have advised the Company they believe there is a high probability of a favorable outcome. Because of the above, the Company believes that a possible economic outflow related to this matter is unlikely. However, given the complexity of the “Tax Claim” process, the Company does not believe that at this stage it is possible to provide an estimated date for the resolution of this matter, nor is it possible to determine an estimate on the financial impact associated with this matter, nor is possible to reliably estimate the possibility of an economic outflow. As such, as of December 31, 2016 there is not provision related to this matter.

15)	Within the framework of a restructuring of the subsidiary’s sales area, Comercial Peumo Limitada (VCT Chile), in order to incorporate improved commercial practices, started in the second half of 2016, this has been subject to different labor lawsuits and fines, Generally by former workers who were disengaged in the process, all of diverse nature and amount, which are in different judicial and administrative phases.

The total amount claimed, both for lawsuits and fines, amounted to ThCh $ 1,348,469.

The law firm that has advised VCT Chile, both in the restructuring process and in the subsequent administrative and legal conflicts is Uribe, Hübner & Canales (UH & C Abogados). In the opinion of both, the law firm and management, there are good or medium probabilities of success in both the judicial and administrative proceedings and that these probabilities vary from process to process. In any case, in the opinion of the management and said lawyers, if there are negative judgments, the amounts involved would be substantially lower than those claimed in each case.

16)	As of December 31, 2016, there are no other litigation or probable litigation, judicial or extrajudicial, tax-related matters, such as encumbrances of any nature that have a real chance to affect the consolidated financial statements of Viña Concha y Toro S.A.

NOTA 36. SUBSEQUENTS EVENTS

Between January 1, 2017 and the date of issuance of these consolidated financial statements there are no subsequent events that may significantly affect its exposure and/or interpretation.

Nevertheless, on April 24, 2017, the Board chose a new Board of Directors, comprise of:

- Alfonso Larraín Santa María

- Rafael Guilisasti Gana

- Rafael Marín Jordán

- Pablo Guilisasti Gana

- Jorge Desormeaux Jiménez

- Andrés Larraín Santa María

- Mariano Montecilla de Santiago Concha

F-140