Form 20-F
period 2017-12-31
CONCHA Y TORO WINERY INC
filed 2018-04-27
CIK 930543

As filed with the Securities and Exchange Commission on April 27, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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

Claudia Cavada

(562) 2476-5768

claudia.cavada@conchaytoro.cl

Nueva Tajamar 481

Torre Norte, Piso 15

Las Condes, Santiago, Chile

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares (“ADS”), each representing 20 Shares of common stock	New York Stock Exchange

Shares of common stock (“Shares” or “Common Stock”), without nominal (par) value, of Viña Concha y Toro S.A.	New York Stock Exchange (for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act.	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.	None

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

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☑ International Financial Reporting Standards as issued	☐ Other
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

-iii-

CERTAIN DEFINED TERMS

Unless otherwise specified, all references to “U.S. dollars,” “dollars” or “US$” are to United States dollars and all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos. “UF” refers to the Unidad de Fomento, an accounting unit used in Chile. Viña Concha y Toro S.A. (“Concha y Toro” or the “Company”), a corporation (sociedad anónima abierta) formed under the laws of the Republic of Chile (“Chile”), publishes its consolidated financial statements in Chilean pesos. The audited consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2017 and December 31, 2016 and the related consolidated statements of income, comprehensive income ,changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2017 (the “Consolidated Financial Statements”) contained in Item 18. Unless otherwise specified, financial information regarding the Company is presented in Chilean pesos as of December 31, 2017 based on International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board. Amounts in tables appearing in this Annual Report may not total due to rounding. “The Exchange Act” refers to the U.S. Securities Exchange Act of 1934.

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

Units of Measure

1 Case	=	9 Liters
1 Centigrade	=	5/9 (Fahrenheit° - 32)
1 Hectare	=	2.47 Acres
1 Kilogram	=	2.2 Pounds
1 Kilometer	=	.62 Miles
1 Liter	=	1.057 Quarts
1 Milliliter	=	1/1000 Liter
1 U.S. Ton	=	2,000 Pounds or 907 Kilograms

TRADEMARKS

This Annual Report includes trademarks, such as “CONCHA Y TORO®”, “CASILLERO DEL DIABLO®”, “CONO SUR®”, “TRIVENTO®”, “FETZER®” and “BONTERRA®,” among the most important brands of the Company and which are protected under applicable intellectual property laws and are the property of the Company. This Annual Report also contains trademarks, service marks, trade names and copyrights, of other companies, such as “MILLER® beer” and “JOHNNIE WALKER® whisky” which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks and trade names.

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

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward- looking statements. These factors include, but are not limited to, the risk factors identified in Item 3 — “Key Information — Risk Factors” of this Annual Report, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, the bankruptcy or insolvency of one or more of the Company’s largest distributors, raw materials and employee costs, diseases, pests, and adverse weather conditions affecting the quantity and quality of grapes, future exchange and interest rates, adverse changes in the Chilean economy, changes in tax rates, and future business combinations or dispositions, and the extent to which the Company can continue to plant vines and developing corresponding infrastructure.

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:	KEY INFORMATION

3.A. Selected Historical Financial Data

The selected consolidated financial data, under the captions “Consolidated Statement of Income Data,” for the years ended December 31, 2017, 2016 and 2015, and “Consolidated Statements of Financial Position Data,” as of December 31, 2017 and 2016 have been derived from and should be read in conjunction with the Company´s Consolidated Financial Statements prepared in accordance with IFRS, as issued by the International Accounting Standards Board, which is included in Item 18 of this Annual Report. This selected consolidated financial data also should be read in conjunction with Item 5 — “Operating and Financial Review and Prospects”. All information is presented in Chilean pesos.

Selected Historical Financial Data
(Ch$ million, except ratios, shares, and per share amounts)

	2017	2016	2015	2014	2013
Consolidated Statement of Income Data
Revenue	643,785	658,448	636,194	583,313	475,622
Profit from operating activities	61,912	70,185	71,022	63,010	36,213
Profit from continuing operations	49,575	47,931	49,797	43,051	33,174
Profit	49,575	47,931	49,797	43,051	33,174
Number of shares outstanding	747,005,982	747,005,982	747,005,982	747,005,982	747,005,982
Basic and diluted earnings per share	66.36	64.16	66.66	57.63	44.41

Consolidated Statement of Financial Position Data
Current assets	531,907	520,469	510,058	473,925	434,356
Assets	1,056,827	1,015,839	982,687	918,011	849,863
Current liabilities	320,692	294,870	266,593	212,646	196,709
Liabilities	505,593	498,132	528,352	475,030	419,769
Issued capital	84,179	84,179	84,179	84,179	84,179
Equity attributable to owners of parent	548,367	516,209	452,711	441,584	429,215
Equity	551,233	517,707	454,336	442,981	430,095
Equity and liabilities	1,056,827	1,015,839	982,687	918,011	849,863

Other Financial Data
Earnings per ADS(1)	1,327.29	1,283.29	1,333.25	1,152.64	888.18
Dividends declared per share(2)	24.00	27.30	27.50	24.00	18.90
Dividend declared per share (US dollar equivalent)(3)	0.0390	0.0408	0.0387	0.0396	0.0360
Operating margin	9.6%	10.7%	11.2%	10.8%	7.6%
Net margin	7.7%	7.3%	7.8%	7.4%	7.0%
Financial debt to equity(4)	48.9%	48.6%	66.2%	62.9%	59.0%
Debt to capitalization(5)	32.8%	32.7%	39.8%	38.6%	37.1%

(1) 1 ADS = 20 Shares.

(2) Dividends declared per share are interim and final dividends declared corresponding to earnings of the stated fiscal year. For 2017, the figure comprises interim dividends and a final dividend of $13.50 per share, proposed by the Board to the Ordinary Shareholders Meeting.

(3) Conversion into US dollar only for reading convenience, using end-of-year exchange rates.

(4) Calculated as (Other current financial liabilities + Other non-current financial liabilities)/(Equity attributable to owners of parent).

(5) Calculated as (Other current financial liabilities + Other non-current financial liabilities)/(Other current financial liabilities + Other non-current financial liabilities + Equity attributable to owners of parent).

Unless otherwise indicated, U.S. dollar equivalent information, except export figures, for information in Chilean pesos, is based on the end-of-period exchange rate, defined as the U.S. dollar Observed Exchange Rate for January 02, 2018, which was Ch$614.75 per U.S. dollar. No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

Exchange Rates

Fluctuations in the exchange rate between the Chilean peso and the U.S. dollar affect the U.S. dollar equivalent of the peso price of our shares of common stock on the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile) and the Valparaíso Stock Exchange (Bolsa de Corredores de Valparaíso). These exchange rate fluctuations also affect the price of our American Depositary Shares (“ADSs”) and the conversion of cash dividends relating to the common shares represented by ADSs from Chilean pesos to U.S. dollars.

Chile has two currency markets, the Formal Exchange Market (Mercado Cambiario Formal) and the Informal Exchange Market (Mercado Cambiario Informal). The Formal Exchange Market is comprised of banks and other entities authorized by the Central Bank of Chile (Banco Central de Chile). The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Chilean Central Bank is empowered to determine that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market.

Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Central Bank of Chile be informed of certain transactions that must be carried out through the Formal Exchange Market.

The U.S. dollar Observed Exchange Rate (dólar observado), which is reported by the Central Bank of Chile and published daily on its web page, is calculated by taking the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. The Central Bank of Chile has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate (the “Informal Exchange Rate”). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

The following table sets forth the annual high, low, average and period-end exchange rate for U.S. dollars for each referenced period, as reported by the Central Bank of Chile:

Exchange Rate Ch$ per US$ (1)
	Low(2)	High(2)	Average(3)	Period-end(4)
2013	466.50	533.95	498.83	524.61
2014	527.53	621.41	573.66	606.75
2015	597.10	715.66	660.09	710.16
2016	645.22	730.31	672.72	669.47
2017	614.75	679.05	648.08	614.75
October, 2017	619.68	640.52	629.49	636.80
November, 2017	629.21	645.32	634.17	645.32
December, 2017	614.75	655.74	635.31	614.75
January, 2018	599.33	609.49	605.01	603.25
February, 2018	588.28	603.07	596.36	593.61
March, 2018	595.93	609.58	603.91	603.39

(1) Calculations are based on the daily Observed Exchange Rate, published by the Central Bank of Chile.
(2) Exchange rates are the actual low and high, on a day-by-day basis, for each period.
(3) The monthly average rate is calculated on a day-to-day basis for each month reported. The yearly average rate is calculated on a month-to-month basis for each year reported.
(4) Period-end exchange rate equals the Observed Exchange Rate on the first business day of the following period.
Source: Central Bank of Chile.
4

3.D. Risk Factors

Risks Relating to the Company

Agricultural Risks. Wine-making and grape-growing are subject to a variety of agricultural risks. Diseases, pests, drought, frosts and certain other weather conditions can materially and adversely affect the quality, quantity, and cost of grapes available to the Company from its own vineyards and from third party suppliers, thereby materially and adversely affecting the supply of the Company’s products and its profitability.

In Chile, the 2014-2015 season had normal weather conditions, with relatively high temperatures during the spring, summer and autumn. The 2015 harvest recorded historical volumes, totaling 1,287 million liters, an increase of 30.0% regarding 2014. The 2015-2016 season was affected by heavy rains during the harvest time, driving a decrease of 21.2% in the harvested volumes to 1,014 million liters in 2016. The 2016-2017 season had higher-than-average temperatures during the summer, causing a new decline in the harvested volume. The 2017 harvest totaled 949 million liters, 6% below the previous year.

Adverse climate conditions in Chile, Argentina and in California, United States, where the Company has productive operations, could severely affect the quantity or quality of the Company’s wine production. See Item 4 — “Information on the Company — Business Overview – Wine Producing Regions.”

Phylloxera, a pest which attacks the roots of grapevines, has widely infested vineyards outside of Chile but to date has never been found in Chilean vineyards. The Company, like most Chilean wine grape growers, still uses the French root varieties which are susceptible to phylloxera. While the Company carefully screens new root stock for signs of infestation and adheres to the regulations imposed by the Servicio Agrícola y Ganadero (the “Chilean Agriculture Service”) requiring all vegetation introduced into Chile to be isolated and under observation for a period of two years, there can be no assurance that the Company’s vineyards and other Chilean vineyards will continue to be phylloxera-free. Infestation could have a material adverse effect on the Company while vineyards are being replanted and as they come into full production. See Item 4 — “Information on the Company — Wine Producing Regions — Business Overview - Phylloxera.”

Risks Associated with Higher Taxes, Tariffs. The Company’s core business is the production and sales of wines. Wines are subject to a number of taxes and tariffs, including excise taxes in the United States, in the United Kingdom, and in other main export markets. Increases in such taxes and tariffs could depress wine consumption in those markets and could adversely affect the Company’s sales.

In addition, there is a risk that other countries could impose or threaten to impose restrictions on imports of certain countries’ wines in connection with trade negotiations with such countries. Although Chile has not been the specific target of such actions or threats from the United States, the European Union or other countries, if restrictions were imposed on Chilean wines, they could have a material adverse effect on the Company’s sales.

Risk Associated with Change in Tax Law and Interpretation. The Company and its subsidiaries are subject to tax laws and regulations in Chile, the United States, Argentina and numerous jurisdictions in which they operate. These laws and regulations are inherently complex and the Company and its subsidiaries are (and have been) obligated to make judgments and interpretations about the application of these laws and regulations to the Company and its subsidiaries. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material. The legislation recently enacted in the United States, commonly known as the Tax Cuts and Jobs Act, made extensive changes to the U.S. federal income tax system. This law and related future legislation, regulations, and rulings could adversely affect our U.S. federal income tax treatment.

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ADS or shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any).  If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation).  A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions.  An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.  A United States investor should consult their own advisors regarding the potential application of these rules to its investment in the ADS or shares.

At the end of 2017 a tax reform was enacted in Argentina, which included amendments related to corporate income tax rates, dividend withholding tax, taxation of certain financial investments, indirect capital gains taxation, thin capitalization rules, the definition of a permanent establishment, transfer pricing, fiscal transparency rules, value added tax (VAT), tax procedural rules, criminal tax, and social security contributions, excise tax, tax on fuels, and tax on the transfer of real estate. It also enacted a special regime involving an optional revaluation of assets for income tax purposes.

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

Dependence on Distributors. The Company relies on distributors to sell its products in export markets. In 2017, 34.0% of the Company’s sales were driven by third party distributors. In 2016 and 2015, the figure was 33.5% and 32.2%, respectively.

Our largest distributor is Mitsubishi Corporation (“Mitsubishi”) which serves the Japanese market. Sales to Mitsubishi represented 3.7% of the Company’s revenue in 2017, 3.5% in 2016, and 3.2% in 2015. Sales to the Company’s five largest distributors represented 8.8%, 9.1%, and 8.5% of revenue in 2017, 2016, and 2015, respectively. The Company has written agreements with most of its distributors, usually one– to two–year terms, automatically renewable. In addition, the Company’s strategy to increase its sales in major export markets is to a large extent dependent on the performance of its distributors. See Item 4 — “Information on the Company — Business Overview — Company Sales — Export Markets — Distribution in Export Markets.”

Distributors and retailers of the Company’s products often offer wines which compete directly with the Company’s products for shelf space and consumers. Accordingly, there is a risk that these distributors or retailers may give higher priority to products of the Company’s competitors. In this context, the Company has appointed certain partners exclusive distributors of its products in the corresponding territories. Additionally, the Company, in certain circumstances (as permitted by local competition law), has negotiated contractual obligations, prohibiting the relevant distributor to sell other Chilean or Argentine products in the territory. There can be no assurance that the Company’s distributors and retailers will continue to purchase the Company’s products or provide the Company’s products with adequate levels of promotional support. See Item 4 — “Information on the Company — Business Overview — Company Sales — Export Markets — Distribution in Export Markets.”

Dependence on Suppliers. The Company works with three different bottle suppliers, being Cristalerías de Chile S.A. (“Cristalerías”) the supplier of almost all of its bottle requirements. Cristalerías is a major shareholder of one of the Company’s main competitors, Viña Santa Rita S.A. (“Santa Rita”). A supply disruption of bottles from Cristalerías could result in a material, short-term, adverse effect on the Company’s operations.

The Company has a license from Tetra Pak de Chile Comercial Ltda. (“Tetra Pak Chile”) to package wine in Tetra Brik packages, and purchases these unassembled pre-printed packages from Tetra Pak Chile. Wine sold in Tetra Brik packages accounted for 50%, 53%, and 57% of the Company’s domestic volume in 2017, 2016, and 2015, respectively; and 33%, 36%, and 38%, of sales value, respectively. Although the Company believes that alternate suppliers are available, an interruption in the supply of Tetra Brik packages to the Company could result in a short-term material adverse effect on the Company’s operations. See Item 4 — “Information on the Company — Business Overview — Bottling.”

The Company relies on external suppliers of grape. The number of external grape providers was 686 in 2017, 688 in 2016, and 718 in 2015. Additionally, it relies on external bulk wine suppliers, which amounted 22 in 2017, 39 in 2016, and 14 in 2015.

In 2017, 2016, and 2015, grapes and bulk wine purchased to third parties represented 64.3%, 65.6%, and 67.6% of the Company’s needs in those years, respectively. Regarding, popular wines, the Company purchased grapes and bulk wine required to produce 80.9% of its popular wines sold in 2017, 82.8% in 2016, and 82.8% in 2015.

Regarding the length of contracts with external grape growers, long-term contracts represented 53.8%, 56.9%, and 43.0% of total contracts in 2017, 2016, and 2015, respectively.

Given its dependence on external providers of grapes and bulk wine, disruptions of supply or price increases could materially impact the Company’s results.

Competition. The wine industry in Chile and in the Company’s export markets is intensely competitive. In Chile and in approximately 140 other countries, the Company’s wines compete with wines and other beverages from Chile and other countries. Chilean wines, in general, compete with wines produced in the United States, Europe, Australia, South Africa, South America and New Zealand. In addition, wines compete with other beverages including soft drinks, liquors, beer and, in Chile, pisco (a Chilean grape spirit). Many of the Company’s competitors in Chile and abroad have significantly greater financial resources than the Company.

Due to competitive factors, the Company may not be able to pass on higher costs to prices, including grape and bulk wine purchase prices, or farming, vinification, selling and promotional costs. See Item 5 — “Operating and Financial Review and Prospects.” There can be no assurance that in the future the Company will be able to compete successfully with its current competitors or that it will not face greater competition from other wineries and beverage manufacturers. See Item 4 — “Information on the Company — Company Sales — Chilean Markets — Local Competition” and “— Company Sales — Export Markets — Export Sales and Competition.”

Dependence on Consumer Spending. The success of the Company’s business depends on a number of factors, which may affect the level and patterns of consumer spending in Chile and in the Company’s export markets. These factors include the general state of the economy, tax rates, the deductibility of business entertainment expenses under applicable tax laws, consumer preferences, confidence, and income. As widely reported, the worldwide and Chilean economies have experienced adverse conditions in the past and may be subject to further deterioration for the foreseeable future. The Company is subject to risks associated with these adverse conditions, including economic slowdown and its impact on consumer spending in Chile and in the Company’s export markets which in turn can affect the demand of wines. Such changes may result in lower prices for the Company’s products, limitations on the Company’s ability to pass through increased taxes and higher product costs to price-sensitive consumers, increased levels of selling and promotional expenses and decreased sales of the Company’s higher-priced premium and varietal wines. Consequently, changes in consumer spending could have a material adverse effect on the Company. See Item 5 — “Operating and Financial Review and Prospects.”

Acquisitions and Dispositions. The Company occasionally engages in acquisitions of businesses and additional brands. The Company faces risks involved in the integration of acquired businesses and personnel into the Company’s existing systems and operations, and to bring them into conformity with our trade practice standards, financial control environment and reporting requirements. Integration involves significant expenses and management time and attention, and may otherwise disrupt the Company’s business. Brand or business acquisitions also may expose the Company to unknown liabilities, the possible loss of key customers and/or employees knowledgeable about the acquired business. They also may involve risks associated with doing business in countries or regions outside Chile and their respective political climates, legal systems and/or economies, among others.

Acquisitions could cause the Company to incur additional debt and related interest expenses, issue additional shares, and become exposed to contingent liabilities, as well as to experience dilution in earnings per share and reduction in return on invested capital. The Company may incur future restructuring charges or recognize impairment losses on the value of goodwill and/or other intangible assets resulting from previous acquisitions, and may not achieve expected synergies, cost savings or other targets, all of which may negatively affect financial results.

The Company also evaluates potential dispositions that may no longer meet our growth, return and/or strategic objectives; such dispositions may impact the Company’s financial results, and we cannot predict the terms or conditions of such dispositions, nor expect to find acceptable buyers in a timely manner. Expected cost savings from reduced overhead relating to the sold assets may not materialize, and the overhead reductions could temporarily disrupt the Company’s other business operations. Any of these outcomes could impact the Company’s financial results.

Difficulty of Enforcing Judgments Under U.S. Federal Securities Laws. The ability of a purchaser of American Depositary Shares (“ADS”) of the Company to enforce judgments under the U.S. federal securities laws against the Company or its directors and executive officers may be limited by several factors.

The Company is an open stock corporation (“Sociedad Anónima Abierta”) organized under Chilean law. All of the Company’s directors and officers and many of its advisors reside outside of the United States (principally in Chile). A significant portion of the assets of the Company and of these persons are located outside of the United States. However, since 2011 the Company has owned 100% of VCT USA Inc., which owns all assets of Fetzer Vineyards (an important vineyard in the U.S. market). Since 2013, it has also owned 50% of the property of Excelsior Wine Company (a U.S. wine distributor). As a result, investors can effect service of process within the United States on the Company or its officers, directors or advisors, or enforce judgments obtained in U.S. courts that are based on U.S. federal securities law against the Company or its officers, directors, or advisors in U.S. courts.

The Company has been advised by its Chilean counsel, Baker McKenzie SpA, that no treaty exists between the United States and Chile for the reciprocal enforcement of foreign judgments issued by ordinary courts (except for awards issued by foreign arbitral courts, where the UN New York Convention may apply). Chilean courts, however, have enforced judgments rendered by U.S. courts without reviewing the merits of the subject matter in the case, provided that the Chilean court enforcing the judgment determines that the US. Court rendering the judgment has respected certain basic principles of due process and public policy. Those principles are basically that:

(a) the judgment does not contain anything contrary to the laws of Chile, notwithstanding differences in procedural rules,

(b) the judgment is not in conflict with Chilean jurisdiction,

(c) the defeated party has been duly served of the claim regarding which the judgment was issued, and

(d) the judgment is final under the laws of the relevant foreign jurisdiction rendering such judgment.

Nevertheless, the Company has been advised by Baker McKenzie SpA. that a judgment rendered by a U.S. court will be considered to conflict with Chilean jurisdiction if it in any way affects properties located in Chile, which are as a matter of Chilean law subject to the laws of Chile and to the jurisdiction of Chilean courts. Because judgments entered by U.S. courts with respect to Chilean securities may be considered by Chilean courts as a judgment affecting properties located in Chile, there is a risk that such judgments may be unenforceable in Chile even if based on the civil liability provisions of U.S. securities laws, notwithstanding the ability of the judgment holder to enforce the U.S. judgment against assets in the U.S.

In addition to the above, the Company has been also advised by Baker McKenzie SpA that, since October 2014, a new Insolvency Act has entered into force in Chile (Act No. 20,720), which introduces, for the first time, rules on cross-border insolvency which are largely based on the 1997 UNCITRAL Model Law on Cross-Border Insolvency. The main effect of this new cross-border insolvency legislation is that it allows an insolvency or bankruptcy proceeding initiated abroad (e.g., in the U.S.) to be recognized in Chile by the Chilean courts. This recognition produces, regarding the assets of the insolvent debtor in Chile and the rights of the foreign creditors and agents, similar effects as the declaration of insolvency of a local company. In particular, the recognition of foreign insolvency proceeding in Chile produces, among others, ipso facto effects, as the suspension of the debtor’s right to transfer or encumber its assets in Chile. Also, once the foreign insolvency proceeding is recognized in Chile, the Insolvency Act allows to request the development of several measures in order to protect the rights of the foreign creditors on the debtor' assets in Chile. Among others measures, it is possible to request the delegation of the administration of all or part of the debtor's assets in Chile to the foreign trustee or other third person; the realization of those assets; and the granting of injunctions regarding the debtor's assets in Chile.

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

Seasonality. The wine industry has historically experienced and expects to continue to experience, seasonal fluctuations in revenues and net income. In the past, the Company has had lower sales and net income during the first quarter and higher sales and net income during the third and fourth quarters. Sales can fluctuate significantly between quarters, depending on the timing of certain holidays and promotional periods and on the rate at which distributor inventories are depleted through sales to wine retailers. Sales volume tends to decrease if distributors begin a quarter with larger inventory levels, which is typically the case in the first quarter of each year, following the end-of-year holidays.

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

Risks Relating to Chile

Dependence on the Chilean Economy. The Company’s financial condition and operations are dependent to a significant extent on economic conditions prevailing in Chile. Its non-current assets located in Chile, as a portion of the consolidated figure were 77.6%, 73.6%, and 70.3% at the end of 2017, 2016 and 2015, respectively. Moreover, the production from our operations in Chile accounted for 73%, 72%, and 73% of the Company’s revenue in 2017, 2016, and 2015, respectively.

Selected macroeconomic indicators in Chile:

•	Real GDP: increased 1.5% in 2017, increased 1.3% in 2016, and increased 2.3% in 2015.
•	Private consumption grew 2.4% in 2017, 2.2% in 2016 and 2.1% in 2015.
•	Unemployment rate was 6.7%, 6.4% and 5.9% in the mobile quarter ended in February of 2018, 2017, and 2016, respectively.
•	As a percentage of GDP, investment in fixed assets was 21.6% in 2017, 22.9% in 2016 and 23.8% in 2015.

Source: Central Bank of Chile. Instituto Nacional de Estadísticas, Chile.

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

The Company’s financial condition and results of operations also depend to some extent on the economic activity in other countries where it sells its products. In 2017, the three largest markets for the Company were United Kingdom, USA, and Japan, contributing 17.0%, 15.7%, and 5.7% to consolidated revenue, respectively. In the United Kingdom, Real GDP grew 2.3% in 2017, 1.9% in 2016, and 2.3% in 2015. In USA, Real GDP grew 2.3% in 2017, 1.5% in 2016, and 2.9% in 2015. In Japan, Real GDP grew 1.7% in 2017, 0.9% in 2016, and 1.4% in 2015.

Volatile and Illiquid Nature of the Market for the Common Stock in Chile. The Common Stock of the Company is traded on Bolsa de Comercio de Santiago (“Santiago Stock Exchange”), Bolsa Electrónica de Chile, and Bolsa de Corredores de Valparaíso - Bolsa de Valores (collectively, “Chilean Exchanges”). In Chile, securities markets are substantially smaller, less liquid and more volatile than in the United States. As of December 29, 2017, the Santiago Stock Exchange, which is Chile’s main exchange, had a market capitalization of US$219.6 billion). Top twenty companies represented 64% of its total market capitalization. In 2017, its traded volume was Ch$24,485 billion (approximately US$39.8 billion). Top twenty companies accounted for 72% of total traded volume during the year.

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

Because the ADS are denominated in U.S. dollars, a decrease in the value of the Chilean peso relative to the U.S. dollar may adversely affect the value of the Company and its Common Stock underlying the ADS. Whether a depreciation of the Chilean peso would adversely affect the value of the Company and its assets depends on a variety of factors, including the ability of the Company and investors to access the foreign exchange markets in Chile, the timing, volume and execution of the Company’s conversions of foreign currency into Chilean pesos, the value of revenues denominated in foreign currency relative to Chilean pesos, the relative balances of Chilean pesos and foreign currency owned by the Company at any time and market perceptions of the severity of the impact of such events on the Company. If these and other factors, that may influence the value of the Company and its assets in either direction, have an aggregate negative effect on the value of the Company and its assets, a depreciation of the value of the Chilean peso would result in a decrease of the valuation of the assets underlying the ADS in terms of U.S. dollars, thereby resulting in a decrease in the value of the ADS.

Because the Company’s export sales are primarily denominated in foreign currencies, changes in foreign exchange rates to the Chilean peso may adversely affect the financial condition and results of operations of the Company. As of December 31st, 2017, approximately 80.0% of the Company’s revenue was denominated in foreign currencies (US dollar, Sterling pound, Euro, Canadian dollar, Argentine peso, Brazilian real, Swedish krona, Norwegian krone, and Mexican peso). In order to mitigate the short-term effect of changes in currency exchange rates, the Company enters, from time to time, into hedging contracts. See Item 5 — “Operating and Financial Review and Prospects”. Since 2011, the effect of exchange rate fluctuations between the Chilean peso and US dollar has been partly mitigated through the acquisition of Fetzer Vineyards in USA, which allowed the Company’s operations to have a greater exposure to the US dollar.

The Company holds assets in different currencies through its subsidiaries, which assets are subject to currency fluctuation. The Company has used financial instruments to minimize this effect.

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

Under the Foreign Investment Contract, transferees of shares withdrawn from the ADS facility will not be entitled to access Chile’s Formal Exchange Market unless the withdrawn shares are redeposited with the Depositary. Cash and property dividends paid by the Company with respect to ADS held by a non- Chilean resident holder are subject to a 35% Chilean withholding tax, which is withheld by the Company. However, stock dividends are deemed a non-taxable event pursuant to Chilean Income Tax Law and, thus, are not subject to Chilean taxation. See Item 10 — “Additional Information — 10.E.Taxation.”

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

The Central Bank of Chile issued a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of US$10,000); (ii) certain transactions requiring exchanged foreign currency to be remitted abroad must be conducted through the Formal Exchange Market, though no reporting obligation exists for these transactions (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency that are not subject to any restrictions on the means of the exchange, but must be reported to the Central Bank of Chile (e.g., payments regarding import and export transactions, etc.).

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

Differences in Corporate Disclosure and Accounting-Taxation Standards. The principal objective of Chile’s securities laws governing publicly traded companies, such as the Company, is to promote disclosure of all material corporate information to investors. In addition, Chilean law imposes restrictions on insider trading and price manipulation. However, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets and Chilean disclosure requirements differ from those in the United States. These differences may result in fewer protections for ADS holders than would exist if United States securities laws governed the Company’s domestic securities transactions. Nevertheless, during 2009 a new set of rules was enacted (Law of Corporate Governance N° 20,382) in order to improve the protection of the minority shareholders; these rules focused principally on the following matters:

•	Reducing information asymmetries between shareholders: The Law of Corporate Governance (i) requires the board of directors of a company to generate a set of rules designed to ensure the timely and complete release of information required by the Chilean Commission for the Financial Market (“CMF”, “Comisión para el Mercado Financiero”), formerly the Chilean Securities and Insurance Supervisor (“SVS”), the stock exchange markets and the general public; (ii) requires the board of directors of a company to ensure that all legal and financial information required to be released to the shareholders and the general public, shall not first be disclosed to anyone in the company other than those employees or executives who, because of their position or activity, should know this information before it is made available to shareholders and the general public; and (iii) requires the company to issue a set of rules and procedures regarding variation in or changes to securities prices, applicable to all directors and executives.

•	Strengthening the role of the independent director as a representative of minority shareholders: The Law of Corporate Governance clearly establishes who may serve in a company as an independent director and clearly states the procedure for their election. The Law of Corporate Governance requires at least one independent director on a local director’s committee.

•	Ensuring the Corporate welfare in transactions with related parties: The Law of Corporate Governance provides strict procedures for approving related party transactions. Excluding minor exceptions, transactions with related parties shall have prior approval and shall be carried out only if they promote the corporate welfare.

•	Long distance voting for shareholder’s meetings: The Law of Corporate Governance also authorizes long distance voting for shareholder’s meetings according to general rulings issued by the SVS.

•	New right of retirement scenario: The Law of Corporate Governance includes the right of the minority shareholders to force the controlling shareholder to purchase their shares if it acquires more than a 95% stake of a company.

•	Insider Information: The use of insider information for personal benefit is prohibited under the Chilean corporate law.

In addition to the above, the CMF has promoted several regulatory changes related to corporate good governance practices. The main modifications related to this matter are reflected in General Ruling Number 341, dated November 29, 2012, as then superseded by General Ruling Number 385, dated June 8, 2015, which provides certain rules for the annual public disclosure of information regarding corporate governance policies, standards and practices adopted by Boards of Directors, relating to matters such as conflicts of interest, hiring of external experts or consultants, time devoted by each director exclusively to the matters of a company, information to be provided to shareholders and investors, internal control and risk management policies, compensation to main executives, etc.

Differences in Shareholders’ Rights. The corporate affairs of the Company are governed by Chilean law and the By-Laws. The By-Laws perform functions similar to those performed by both the certificate of incorporation and the bylaws of a corporation incorporated in the United States. See Item 10 — “Additional Information — 10.B. Memorandum and Articles of Association.” The principles of law applicable to the Company and its shareholders differ from those that would apply if the Company were incorporated in the United States. However, shareholders who own 5% or more of the Company as well as any of its directors are entitled to take legal action in the name of the Company against anyone who may have caused damage to the Company.

Inflation. Although inflation in Chile has been moderated in recent years, Chile has historically experienced high levels of inflation. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on the Company’s financial condition and results of operations. The annual rates of inflation for 2017, 2016 and 2015 were 2.3%, 2.7% and 4.4%, respectively.

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

4. A. History and Development of the Company

Concha y Toro is a corporation (“sociedad anónima abierta”) organized under the laws of Chile. The Company’s deed of incorporation was executed on December 31, 1921 and the Company was registered in the Registro de Comercio de Santiago on November 6, 1922. The Company’s principal executive offices are located at Nueva Tajamar 481, Torre Norte, Piso 15, Santiago. The Company’s telephone number at that location is (562) 2476-5200 and the Internet address is www.conchaytoro.com. The complete legal name of the Company is Viña Concha y Toro S.A.

The Company is a global wine player, with operations in Chile, Argentina, and the US. The Company is the largest Chilean producer and exporter of wines in terms of both volume and value; the third exporter from Argentina, and the 10th largest California winery in sales volume. In 2017, sales totaled Ch$643,785 million and 314 million liters.

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

The Company owns and operates vineyards that grow grapes for use in the Company’s wine-making operations, vinification plants (which convert grapes into wine), bottling plants and its wine distribution network. Within Chile, the Company owns and operates vineyards located in Chile’s ten principal wine growing regions. In addition to its properties in Chile, the Company owns a winery and vineyards in Mendoza, Argentina, and since April 2011, it owns a winery and vineyards in California, U.S.

In domestic and export markets, the Company sells a large number of wine brands across all price points. In the domestic market of Chile, wines are sold in the popular and premium categories, primarily between Ch$1,500 per liter to Ch$5,000 per liter. In export markets the Company wines are sold in the entry level (varietal and bi-varietal) and premium categories, primarily between the US$5 to US$20 price range at US retail price.

The Company sells its premium wines under brand names including: Don Melchor, Carmín de Peumo, Gravas del Maipo, Amelia, Terrunyo, Marques de Casa Concha, Gran Reserva Serie Riberas, Casillero del Diablo, Trio and Late Harvest. The Company sells its varietal and bi-varietal wines under the brand names Sunrise, Concha y Toro and Frontera. In addition, the Company’s subsidiaries, Viña Cono Sur, Viña Maipo, Viña Canepa, Viña Palo Alto, Viña Maycas del Limarí and Trivento, market their premium, varietal and bi-varietal wines under the brand names Cono Sur, Isla Negra, Maipo, Canepa, Palo Alto, Maycas del Limarí and Trivento. US subsidiary sells a portfolio of brands, including: Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary, 1000 Stories, Adorada and Little Black Dress.The Company sells popular wines under the brand names Tocornal, Clos de Pirque, Exportaciόn and Fressco. See Item 4 — “Information on the Company — Chilean Wine Industry Overview — Wine Classifications,” “— Business Overview — Company Sales — Chilean Markets” and “— Company Sales — Export Markets.”

The Company’s first initiative toward the development of more complex wines was the launching of Casillero del Diablo in 1966. Casillero del Diablo was made from selected grapes and aged two years longer than the standard Cabernet Sauvignon then being produced. Today, Casillero del Diablo is the largest seller among the Company’s premium wines, and the Company has focused its marketing efforts on the Casillero del Diablo brand. Through a global marketing campaign launched in August 2001 and with a new packaging originally unveiled in 2002, the Company’s target is to transform Casillero del Diablo into a global brand. In 2017, sales of Casillero del Diablo totaled 5.2 million cases.

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

The Company conducts its operations directly and through subsidiaries. The Company’s distribution business in Chile is conducted through its wholly- owned subsidiary VCT Chile (former “Comercial Peumo”) In December 2000, the Company formed a fully-owned sales and distribution subsidiary in the United Kingdom, Concha y Toro UK Limited (“Concha y Toro UK”). This subsidiary commenced operations in March 2001. In 2008, Concha y Toro established distribution subsidiaries in Brazil, Sweden, Finland and Norway in order to strengthen its sales in those countries. In March 2010, Concha y Toro established a distribution subsidiary in the Asian market, choosing Singapore as its base, in April 2011, the Company completed the acquisition of Fetzer Vineyards in the United States. In July 2011, the Company entered into a joint venture with Banfi (former distributor in the U.S. market for Concha y Toro’s Chilean and Argentinean wines) to import and distribute Concha y Toro, Trivento and certain brands belonging to Fetzer into the U.S. market.

The Company’s wholly-owned subsidiary, Sociedad Exportadora y Comercial Viña Maipo SpA. (“Viña Maipo”), currently exports Viña Maipo brand wines and holds investments in affiliated companies. The Company’s wholly-owned subsidiary, Viña Cono Sur S.A., is involved in the sale, both in the local and export market of Cono Sur and Isla Negra brand wines. In 1996, the Company acquired Viña Patagonia S.A. (“Viña Patagonia”), the Company’s first non-Chilean subsidiary. In 2001, Viña Patagonia changed its trading name to Trivento Bodegas y Viñedos S.A. (“Viña Trivento” or “Trivento”) to reinforce the marketability of Trivento, its main brand and range of wines. Viña Trivento is located in Mendoza, Argentina.

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

In March 2007, Concha y Toro signed an agreement with winery José Canepa y Compañía Limitada covering, among other topics, the winery’s production facilities in Lo Espejo, in the Santiago metropolitan area. The agreement includes the lease of Canepa’s vinification and aging cellar and warehouse for finished products, as well as a brand licensing agreement that will allow Viña Concha y Toro to market and distribute Canepa and Mapocho brands in the domestic and international markets. These wines are managed by the wholly-owned subsidiary, Sociedad Exportadora y Comercial Viña Canepa S.A. (“Viña Canepa”).

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

The rest of the brands related to Fetzer Vineyards of Concha y Toro, which include the brands “Fetzer”, “Bonterra”, “Jekel”, “Sanctuary”, “1000 Stories”, “Adorada”, and “Bel Arbor” among others, have their distribution handled directly by Fetzer Vineyards through the creation of an internal unit of Sales and Marketing.

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

During 2013 the company continued developing its global strategy incorporating subsidiaries in China, Gan Lun Wine Trading (Shanghai) Co Ltda. and France, Cono Sur France S.A.R.L., Cono Sur France S.A.R.L. primarily focuses on the products of Viña Cono Sur S.A. The company also entered the Brazilian retail wine market by purchasing 35% of Brazilian wine retail stores Ville du Vine (Alpha Cave Comércio de Vinhos S/A) through an investment vehicle especially incorporated for such purpose called VCT Wine Retail Participacoes Ltda. Finally, in 2013, one of the Company’s subsidiaries Viña Cono Sur S.A. formed a new entity especially designated to market the organic wines of Viña Cono Sur S.A.

During 2014, the Company through its Singaporean subsidiary VCT Group of Wineries Asia Pte. Ltd.- entered into a joint venture with their its Japanese partners Mercian Corporation and Mitsubishi Corporation. In connection with this joint venture, a new legal entity called VCT Japan Company Ltd. was incorporated in Japan with an indirect participation of 41% by the Company and the right to appoint two directors out of five. This new entity manages the import and distribution of some of the Company’s products that weren’t being distributed by the current distributor in the Japanese market. The same year, the Company entered into a joint venture in Canada with Charlton Hobbs incorporating Escalade Wines & Spirits Inc. The Company indirectly owns 50% of the equity of the new entity and appoints 3 out of 6 directors of the Company. Escalade Wines & Spirits Inc. acts as an exclusive distributor and agent in accordance to the nature of the business in the Canadian Provinces (in certain provinces the distribution is performed directly by “Escalade” and in others by the Governmental Liquor Authorities).

In the past three years, the Company has not carried out new agreements or purchases pointing to increase its distribution network. However, it is constantly seeking and assessing new partnerships and commercial strategies that may include amendments and/or additions in its corporate structure.

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

Following this strategy, the Company has invested approximately Ch$450 billion (not including capitalized interest) over the last ten years in land, vineyards, infrastructure and other wine business, in order to increase its own production. This figure includes Ch$112 billion related to Fetzer acquisition in 2011. The Company has also been constantly developing new products, investigating new grape varieties and incorporating new grape-producing valleys.

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

The Company expects to continue planting wine vines and developing the corresponding infrastructure needed on certain properties owned by the Company in Chile, Argentina, and the United States. The Company believes that a key factor in its past success and in any future success is its ability to maintain competitive prices while improving the quality of its wines.

For the next few years, the Company has outlined a strategic program that seeks sustained growth in value and increasing profitability of its business. Thus, during 2017, progress was made in generating productive efficiencies and cost savings. On the other hand, a reorientation of the commercial strategy with an enhanced focus on premium categories will give a new impetus and growth in the high-growth, higher-margin segments of the wine market. Key elements of the new strategy include:

•	Operational efficiencies and synergies generation;
•	Special focus on the Casillero de Diablo brand, promoting line extensions to higher price segments and a continuous brand building.
•	Prioritize premium brands with a solid positioning and performance, such as Cono Sur Bicicleta, Trivento Reserve from Argentina; and Bonterra and 1000 Stories from the United States.
•	Focus on key markets;
•	Continuous innovation in the non-wine category.

In addition, during 2017, the company entered the Real Estate business to maximize the economic value of its agricultural assets, mainly those which are located in urban and rural areas of high economic value. The company created a subsidiary dedicated to manage these assets.

See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategies” and ” — Export Marketing Strategy.”

4.B. Business Overview

Wine Producing Regions

Wine Producing Regions - Chile. Chile is a country well-suited for growing fruit, including grapes. Geographically, Chile is a strip of land running 4,270 kilometers (2,653 miles) north to south, and averaging 200 kilometers (124 miles) east to west. It is bordered by the Andes Mountains to the east and the Pacific Ocean to the west. The area located between the town of La Serena in the north and the Bio-Bio River in the south, generally known as the Central Zone, is where viniferous grapes are grown.

The Central Zone stretches for approximately 500 kilometers (310 miles) and is located between 32° and 38° south latitude. This location coincides with the latitude band of 30° to 50°, in which virtually all of the world’s wine-producing areas are located. For example, California’s vineyards are located at approximately 34° to 38° north latitude, and Australia’s vineyards at 32° to 40° south latitude. France’s vineyards are farther north between 40° and 51° north latitude.

The climate of Chile’s Central Zone is defined as temperate Mediterranean with an extended dry season. Rainfall mainly occurs during winter, with annual averages of 300 mm to 700 mm. Rainfall is strongly influenced by the El Niño and La Niña phenomena. El Niño brings rainier and warmer conditions, and La Niña brings dryer and colder weather. Springs are usually mild, albeit not completely frost-free; when frosts do occur, they strongly affect the production of grapes. The dry season spans from summertime to the early days of fall, a pattern which favors the ripening of both red and white grapes.

The Company owns or leases vineyards in ten wine-growing regions in Chile: Limarí, Aconcagua, Casablanca, Leyda, Maipo, the Rapel Valley sub-regions of Cachapoal and Colchagua, Curicó, Maule, and Bio Bio. Most of these regions possess distinct weather and soil characteristics. However, they share the important characteristics of cool nights and hot days with daily temperature variations of 12°C to 20°C in the summer. This type of climatic condition is essential for growing “wine quality” grapes. See Item 4 — “Information on the Company — Business Overview — Vineyards.”

Limarí Valley is a transversal valley that runs from east to west, from the Andes to the Pacific and is situated 400 kilometers (250 miles) north of Santiago. It is a fairly narrow valley bounded by small mountainous chains to the north and south; its main features are sedimentary and mineral soils and a semi- arid climate with strong marine influence, particularly in the area closer to the Pacific Ocean. The absence of rainfall during ripening season, in addition to the extreme luminosity of the skies, makes for concentrated grapes with enhanced color and aromas. The varieties that benefit the most from this privileged setting are Chardonnay, Sauvignon Blanc and Syrah.

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

Leyda Valley is one of the most recently created Chilean denominations. Defined as a controlled origin in 2002, is considered a sub-valley of San Antonio. San Antonio stretches to the very edge of the Pacific Ocean and its characteristic lack of significantly high relief allows for the free entry of the strong oceanic influence. The ensuing frequent breezes, fresh temperatures and clayish soils make it a favorite spot for cold-climate white varieties and Pinot Noir.

Maipo Valley is located just west of the Andes Mountains and south of Santiago, is renowned worldwide for the excellence of its red wines. The Maipo Valley has a Mediterranean climate, with a dry summer and high daily temperature variations due to a combination of oceanic and Andean influences. Its soils are alluvial and colluvial, organically poor and abundant in gravel. They are irrigated with glacial waters flowing from the Andes mountain range.

Rapel Valley is located 100 to 180 kilometers (62 to 112 miles) south of Santiago, between the cities of Rancagua and San Fernando. It has a warm climate and deep, rich alluvial soils, irrigated by water from the Rapel and Cachapoal Rivers. This region’s production is oriented toward red wines.

Cachapoal Valley. Part of the greater Rapel Valley, Cachapoal is located 100 kilometers (62 miles) south of Santiago and covers the 80–kilometer long stretch between the cities of Rancagua and San Fernando. Its benign weather -normally lacking in frosts and bringing warm summers- suits varietals that call for a delayed harvest, such as Carmenere. Irrigated by the Rapel and Cachapoal rivers, its soils have an alluvial origin and are deep and rich. Most of this valley’s production is geared toward red wines.

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

Bío- Bío Valley is located 500 kilometers (497 miles) south from Santiago; this valley has warm days and cool nights. With generous rainfalls and winds, this valley offers suitable conditions for such varieties as Sauvignon Blanc, Pinot Noir, Chardonnay, and Riesling, among others.

The Company believes that the Chilean land suitable for grape cultivation is cheaper than comparable lands in most of the other wine-producing areas of the world. Chilean vineyards take typically three to four years after planting to produce grapes that can be used for wine making. A vineyard can produce grapes suitable for vinification for up to 40 years or more. The annual growing season starts in September and lasts until April or May. Harvest season runs normally from March to May, depending on the location of the vineyard and the variety of the grape being grown.

Wine Producing Regions - Argentina. The Company believes that the wine growing regions in Mendoza, Argentina are suitable for the production of world-class wines, which are seen by the Company as a good complement for its Chilean wine portfolio.

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

Tunuyán Region. Tunuyán is located 80 kilometers (50 miles) southwest of Mendoza city and, together with Tupungato and San Carlos, forms the Uco Valley. This valley rises to 1,400 meters (4,593 feet) above sea level, the highest grape-growing altitudes in Mendoza. Because of the altitude and proximity to the Andes, the Uco Valley has a cooler climate than Maipú Valley, which makes this region oriented towards the production of white varietals and certain red ones. Daytime and nighttime temperatures vary by approximately 25ºC, an ideal range for the development of optimum color and tannins in the grapes. Its soils are stony, sandy and very permeable, lacking in drainage or salinity problems.

Tupungato Region. The Tupungato region is located 90 kilometers (56 miles) southwest of Mendoza and rises to approximately 1,100 meters (3,600 feet) above sea level. Elegant whites and early ripening reds grow well here. Syrah and Pinot Noir are popular examples of grapes grown in this area.

La Consulta-San Carlos Region. San Carlos region is located 110 kilometers (68 miles) southwest of Mendoza. The altitude in this area ranges from 1,000 to 1,200 meters (from 3,281 to 3,937 feet) above sea level. The area is well suited for red grapes such as Malbec.

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

San Martín Region. San Martín is located 50 kilometers (31 miles) southeast of Mendoza. Altitudes in this zone average 640 to 750 meters (2100 to 2460 feet) above sea level. Its sandy-loam and sandy-lime soils are irrigated by the Tunuyán and Mendoza rivers. The climate is temperate, and characterized by a pronounced annual temperature variation, a feature that favors the vine’s vegetative rest period during winter.

Wine Producing Regions – United States. The Company believes that the wine regions of California are suitable for the production of world-class wines that complement its production from Chile and Argentina.

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

San Luis Obispo Region. Midway between San Francisco and Los Angeles, the San Luis Obispo-wine region is comprised of three pristine viticulture areas: the Edna Valley, Arroyo Grande Valley and Avila Valley. Most wineries are well known for their hand-crafted bottlings of wine, such as Pinot Noir, Chardonnay, Syrah, Grenache, Viognier, and Zinfandel. The marine influence of the nearby Pacific Ocean provides a mild summer and warm fall, resulting in an unusually long growing season. Combined with the region’s rocky volcanic soils, these growing conditions produce fruit with intense varietal character and complex flavors that are typically found in the world’s greatest wine regions.

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

Premium wines are wines made from selected grapes and aged in barrels. These wines receive extra care throughout the production process and command higher prices. Varietal wines can be made either of a single variety of grape or of a selective blend of varieties of grapes (known as bi- varietals). Popular wines are inexpensive wines which are not aged and are not made from a specific variety of grapes.

In 1995, the Ministry of Agriculture implemented a decree to regulate wine bottle labeling, which included the use of grape varieties, vintage years and regional denominations of origin. The decree was drafted by a committee (which included representatives of the Company) designated by the Asociación de Viñas de Chile A.G. (the “Exporters’ Association”). The decree ordered that Chilean premium and varietal wines must contain at least 75% of the variety of grapes specified on the label. This decree enhanced the image of the Chilean wine industry, by providing for better information, quality and transparency to the consumer. The Company has adopted most of the controls set forth in the decree and continues to benefit from the enhanced image of the Chilean wine industry.

Company Vineyards

In order to reduce its dependence on purchased grapes and wines and to gain greater control over the cost and quality of its principal raw material, the Company initiated a capital investment program at the beginning of the 1990s. To this end, the Company has purchased land and planted vines for the production of grapes for its premium, varietal and bi-varietal wines in order to increase its own production of grapes in response of an increasing demand of premium wines. Over the past few years the Company has acquired land in other wine regions in order to diversify the agricultural risk.

As of December 31, 2017, the Company had approximately 12,783 cultivable hectares (31,587 acres). This includes leases of 398 hectares in Chile and 75 hectares in USA. As of December 2017, 89% of the cultivable land owned or leased by the Company was planted with wine-producing grapes in various stages of maturity. Approximately 74% of the Company’s planted hectares in Chile are planted primarily with five types of noble grapes: Cabernet Sauvignon, Merlot, Carmenere, Chardonnay and Sauvignon Blanc. In recent years, the Company has increased the planting of these five varieties of grapes in response to increasing consumer demand in the United States, Europe and Asia for premium and varietal wines. In Argentina, 36% of the Company’s vineyards are planted with the Malbec variety, in line with the demand for Argentine wines in the export markets, especially in USA and UK markets. Approximately 64.9% of the Company’s planted hectares in United States are planted primarily with three types of noble grapes: Cabernet Sauvignon, Merlot and Chardonnay. The Company believes that with the plantings of these noble grape varieties in Chile, Argentina and United States, it should be able to respond to the shift in consumer demand for premium and varietal wines made from these varieties of grapes. There can be no assurance, however, that consumer demand for these wines will increase in absolute terms or that consumption of wines produced by the Company from these varieties of grapes, as opposed to those produced by its competitors, will increase. In addition, there can be no assurance that competitors of the Company, either singly or in the aggregate, will not be in a better position to take advantage of changing consumer demand patterns for premium and varietal wines, by reason of planted acreage or otherwise.

The Company’s remaining land under cultivation is planted mainly with Syrah, Pinot Noir, Malbec, Viognier, Pinot Blanc, Pinot Gris, Chenin Blanc, Riesling, Gewurztraminer and Sangiovese grapes.

The Company expects that the vines planted in 2014 would be in full production in 2018. The following table shows the Company’s currently-producing and newly-planted vineyards by valley as of December 31, 2017.

Vineyards
(hectares)

	Currently Producing	2014-2017 Plantings	Planted Vineyards	Fallow	Orchards(1)	Total Cultivable
Chile
Limarí Valley	928	161	1,089	223	—	1,312
Casablanca Valley (2)	391	30	421	—	—	421
Aconcagua Valley	97	—	97	—	—	97
Leyda Valley	130	—	130	—	—	130
Maipo Valley (3)	771	73	844	19	—	863
Cachapoal Valley - Rapel Valley	1,234	296	1,530	70	—	1,600
Colchagua Valley - Rapel Valley (4)	1,955	248	2,202	102	—	2,304
Curicó Valley	633	61	694	3	—	697
Maule Valley	2,054	656	2,710	546	—	3,256
Bío - Bío Valley	—	—	—	212	—	212
Total	8,193	1,525	9,717	1,175	—	10,892

Argentina
Mendoza Valley	1,117	23	1,140	285	—	1,425
Total	1,117	23	1,140	285	—	1,425

United States
Mendocino Valley(5)	390	72	462	1	3	466
Total	390	72	462	1	3	466

Total	9,700	1,620	11,319	1,461	3	12,783

(1) Include 3 hectares of fruit trees planted in United States. This land can be returned to grape production.
(2) Includes three leased vineyards in Casablanca Valley totaling 272.87 cultivable hectares.
(3) Includes two leased vineyards in Maipo Valley with 20.9 cultivable hectares.
(4) Includes two leased vineyards in Colchagua Valley totaling 104.47 cultivable hectares.
(5) Includes one leased vineyard in San Luis Obispo totaling 75.3 cultivable hectares.

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

Premium Reds. The Company’s premium red wines are primarily made from select Cabernet Sauvignon, Merlot, Carmenere, Syrah, Pinot Noir and Malbec grapes grown in vineyards in the Maipo, Rapel and Maule valleys. The wines are made in the Company’s Puente Alto, Cachapoal and Lourdes plants. As part of its capital expenditure program, the Company has installed the most advanced stainless steel fermentation tanks available that incorporate refrigeration and heating systems. Grapes are crushed, separated from their stems and the must is fermented with skins and pulp in stainless steel tanks at temperatures of 28°C to 30°C (82°F to 86°F), to obtain color and develop body. The resulting wine is left in contact with the skin for longer periods in the case of premium red wines than for red varietal or bi-varietal wines. Contact with the skin and solids (the maceration process) give the wine body, color, and complexity. After separation and pressing of the solids to extract press wine, the wine is subjected to a malolactic fermentation process. The malolactic fermentation uses bacteria to transform the malic acid with a lower PH to lactic acid of higher PH, producing a smoother and more biologically stable wine with enhanced aroma and bouquet. Wines are then aged in French and American oak barrels for a period of eight to eighteen months, depending on the wine type, brand and kind of barrel, in order to obtain additional body and complexity. Once wines are bottled, the wine is aged further in the Company’s wine cellars at Pirque for two to twelve months, depending on the brand.

Premium Whites. Grapes are selected from the noblest varieties, such as Chardonnay, Sauvignon Blanc, Viognier, Riesling and Gewurztraminer from the Company’s Limarí, Casablanca, Maipo, Curicó and Maule vineyards. Then, grapes are crushed, separated from their stems and introduced into pneumatic presses in order to extract clean juice. Unlike red wines, white wines are generally fermented without their skins and seeds. In order to convert the sugar into alcohol, this juice is then fermented, with yeast, in French and American oak barrels or temperature-controlled stainless steel tanks, depending on variety, vineyard and brand. Lower temperatures, between 12°C and 18°C (53°F and 64°F), are considered optimal for quality during this process. The resulting wine is aged on the fine lees in the same tanks as used in fermentation for at least six to eight months in order to obtain fruitiness, body and complexity. Once wines are bottled, premium white wines are aged from two to twelve months in the Company’s wine cellars, depending on the brand.

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

Popular Wine. The Company produced approximately 80.9% of its popular wine from grapes and bulk wine purchased from independent growers. These grapes are vinified at four locations using a process similar to that used for varietal wines. Popular wines are not aged; instead, they are bottled or packaged promptly.

Bulk Wine. Almost all the bulk wine sold by the Company is purchased from outside suppliers.

Sources of Grapes and Purchased Wine

Grapes are the main raw material in the wine making process. The portion of grapes purchased to third parties, used in the production of premium, varietal and bi-varietal wines was 52.5% in 2017, 53.3% in 2016, and 57.9% in 2015. In addition, the Company purchased to third parties a portion equivalent to 80.9%, 82.8%, and 82.8% of grapes and bulk wine needs in the production of popular wines, in each case. Prevailing prices for grapes at harvest time reflect market conditions. The wine-making and grape-growing are exposed to different agricultural risks (See Item 3 — “Key Information - Risks Factors – Risks Relating to the Company – Agricultural Risks”). In this regard, agricultural risks could impact the quality and quantity of the Harvest, which is reflected in the volatility that the grape cost has experimented through years.

Company Vineyards. In 2017, 47.5% of the Company’s production of premium, varietal and bi-varietal wines came from its own grape production in Chile. The Company believes that own grape growing offers greater control on costs and quality, as well as improved supply reliability. To that end, the Company continues to expand its grape production, especially in the premium and above categories, where quality plays an important role. The Company pursues, to the extent possible, to use own grown grapes in the production of premium wines.

Outside Suppliers. In order to satisfy its need for grapes for the production of premium, varietal, bi-varietal and sparkling wine not otherwise met by its own vineyards, as well as its requirements for grapes and bulk wine for its popular wines, the Company buys grapes from approximately 686 independent growers in Chile. The identity of such growers, as well as the amounts purchased from them, does not change significantly from year to year and most of these growers have been selling to the Company for many years. The main criteria used to select independent growers are geographic location, the variety of grapes grown and the grower’s farming methods. With the objective of assuring quality production, the Company offers its suppliers technical assistance based on rigorous criteria similar to that which is applied within its own wineries. The Company also purchases small quantities of grapes from entities in which several of its directors, executive officers or members of their families have an interest. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

In accordance with Chilean wine industry practice, most of the Company’s agreements with growers cover one to two year’s production and are renewed after that period. This renewal is not compulsory and depends on the Company’s demand and seasonal market prices. In order to minimize the risk of crop loss, the agreements are entered into between January and April each year, after the grapes have begun to mature and the size of the crop can be more accurately estimated. Delivery schedules are agreed upon according to the degree of ripeness of each grape variety. The management of these outside vineyards is directed by the Company’s own technical personnel and the Company establishes standards regarding the use of pesticides, cultivation, harvest date, transportation system, sugar, acidity, and Ph concentration. Selection of the grapes and approval of their quality is carried out by the Company’s technical department. The price of the grapes is proportional to the estimated alcohol content over 12% in the resulting wine. Payment for grapes obtained from independent growers is made mainly in ten interest-free installments throughout the year. In 2017, the Company had long-term contracts with up to approximately 54% of its growers.

Bulk Wine Purchases. The Company purchases wine in bulk from a number of outside suppliers for the wine used in the production of the Company’s popular wines. The Company’s technical department approves such wine purchases. Payments are traditionally made in ten interest-free monthly installments.

Vinification

The Company seeks to use the latest technology in all areas of vinification while maintaining the wine-making traditions of its founders. The Company has twelve wine-making plants in Chile which turn grapes into premium, varietal and bi-varietal wines. The locations of these plants and their production capacity in 2017 are shown below. Additionally, the Company leases plants, mostly to vinify generic grapes for the production of popular wines.

In Argentina, Trivento owns two plants for the vinification and aging of its wines. Additional capacity to meet its vinification needs is leased from third parties.

Fetzer in the U.S. has one plant for the vinification and aging of its wines in Hopland. The plant in Paso Robles was sold in December of 2016.

Plant Production Capacity
(million kg)

	Valley	2017	2016	2015

Chile
Nueva Aurora	Limarí	14.6	13.9	12.7
Limarí	Limarí	15.6	—	—
Puente Alto	Maipo	11.8	11.6	12.8
Lo Espejo	Maipo	—	4.3	4.1
Cachapoal	Cachapoal - Rapel	35.4	27.3	40.9
Chimbarongo	Colchagua - Rapel	54.9	44.0	74.5
Cono Sur	Colchagua - Rapel	25.6	27.8	28.3
Peralillo	Colchagua - Rapel	6.4	4.4	3.0
Las Mercedes	Colchagua - Rapel	8.1	7.3	11.2
Lontué	Curicó	28.8	30.2	29.9
Curicó	Curicó	13.0	12.1	17.1
Lourdes	Maule	28.5	23.5	28.7
San Javier	Maule	31.3	39.8	51.6
Total		273.9	246.2	315.0

Argentina
Trivento	Maipú - Mendoza	14.2	15.0	16.1
Tres Porteñas	San Martín - Mendoza	12.5	9.2	10.2
Total		26.8	24.2	26.2

United States
Paso Robles	Paso Robles	—	3.8	2.3
Hopland	Hopland	20.2	18.5	17.2
Total		20.2	22.3	19.5

Total		320.9	292.7	360.7

In addition, the Company’s facilities at Pirque have the capacity to produce 3.0 million bottles or 2.25 million liters of sparkling wine per year.

The Company uses a combination of epoxy-lined cement tanks, stainless steel tanks and French and American oak barrels to ferment, age and store its wine. As of December 31, 2017, the Company’s total storage and fermentation capacity in Chile was approximately 453 million liters. Total owned capacity in Argentina was 35 million liters. Trivento rents additional storage facilities, as needed, for its operation. In the United States total storage and fermentation capacity was approximately 37 million liters.

The following table shows the Company’s approximate fermentation and storage capacity by type of container for the years indicated:

Type of Container
(million liters)
	2017	2016	2015
Chile
Epoxy-lined cement tanks	286.8	265.4	264.2
Steel tanks	154.5	147.4	144.5
European and American oak barrels	11.5	11.5	11.6
Chilean wood casks	0.3	0.3	0.3
Total	453.1	424.7	420.6

Argentina
Epoxy-lined cement tanks	22.5	18.5	17.1
Steel tanks	11.3	13.5	13.5
European and American oak barrels	1.2	1.2	1.0
Total	35.0	33.2	31.6

United States
Steel tanks	33.1	33.1	38.4
European and American oak barrels	4.3	4.9	5.6
Total	37.4	38.0	44.0

Total	525.6	495.9	496.2

The Company uses American and French oak barrels for the production of all its premium wines, except Late Harvest. Although the use of oak barrels increases the Company’s winemaking costs, the Company believes that it enhances the quality of its premium wines. Oak barrels are purchased in several sizes and are treated prior to delivery in accordance with the Company’s needs. Oak barrels are used for up to two years to produce the highest quality premium wines, such as Don Melchor, and are then used for another five years to enhance other wines. As of December 2017, the Company had more than 70,000 European and American oak barrels.

French oak barrels are used to make the Company’s premium Don Melchor, Carmín de Peumo, Gravas del Maipo, Amelia, Terrunyo, Marques de Casa Concha and Trio brand wines, while American oak barrels are used for its premium Casillero del Diablo brand wine. Most of the Company’s stainless steel tanks are fitted with cooling systems to prevent wine from losing quality at higher temperatures. All of the Company’s stainless steel tanks for use during fermentation are equipped with heating and cooling systems to regulate the temperature in the fermentation process.

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

In the context of its business continuity plan, in 2017 the Company added an external bottling supplier in Chile, Wine Packaging & Logistics (WPL). WPL is a related company. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

All of the Company’s premium and export wines are bottled in new bottles. Cristalerías, a principal shareholder of one of the Company’s main competitors, Santa Rita, supplies almost all of the Company’s bottles. The Company obtains the remainder of its bottles from other manufacturers in Chile and Argentina. Corks for most wines are produced in Spain and Portugal but are finished by Chilean firms. The Company owns 49.96% of the principal cork supplier, Industria Corchera. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.” Labels are produced in Chile. Chilean companies supply cases and capsules (the tin, plastic or aluminum covering for the neck of a wine bottle).

The Company believes that, except for bottles and Tetra Brik packages, alternative sources of supply are readily available. In case of supply disruptions of bottles and Tetra Brik packages, the Company believes that it could find alternative suppliers, though it could adversely and materially affect its operations in the short-term. New bottles and preprinted, unassembled Tetra Brik packages are priced in U.S. dollars. Changes in the Chilean peso to U.S. dollar exchange rate could increase the cost of components and have a material adverse effect on the Company.

Storage

The Company has four warehouses for finished wine with the following capacities: Pirque - 320,000 cases; the Vespucio I logistic center - 315,000 cases; the Vespucio II logistic center - 720,000 cases, and the Lo Espejo plant - 245,000 cases.

Company Sales - Chile Domestic Market

Domestic Wine Sales

Domestic wine sales volume was 65.7 million liters in 2017. In 2016 and 2015, volume was 70.7 million liters and 65.8 million liters, respectively. Wine revenue totaled Ch$75,696 million, Ch$71,334 million and Ch$65,078 million, respectively.

Domestic Wine Sales
	2017		2016		2015
	Ch$ MM	%	Ch$ MM	%	Ch$ MM	%
Bottled wine	75,696	100.0%	70,814	99.3%	65,032	99.9%
Bulk	—	—	520	0.7%	46	0.1%
Total	75,696	100.0%	71,334	100.0%	65,078	100.0%

	2017		2016		2015
	Th. Liters	%	Th. Liters	%	Th. Liters	%
Bottled wine	65,713	100.0%	69,118	97.7%	65,774	100.0%
Bulk	—	—	1,592	2.3%	7	0.0%
Total	65,713	100.0%	70,711	100.0%	65,780	100.0%

In the domestic market, the Company is the second largest wine seller by value and the third-largest in volume terms. According to AC Nielsen, in 2017 the Company’s domestic market share was 26% in terms of value and 28% in terms of volume. The Company competes in all segments of the branded Chilean market and seeks to keep prices competitive, in order to offer attractive products to consumers.

The Chilean wine market can be divided into segments based on the retail price of a 750 ml bottle. The Company targets the following market segments; Popular low-end table wines, with prices up to Ch$2,500; varietal wines, with prices ranging from Ch$2,000–3,500; premium wines with prices ranging from Ch$3,000–6,000; super premium with prices between Ch$6,000– 12,000; and ultra-premium with prices over Ch$12,000.

Local Brands and Prices

The table below lists the Company’s major brands by segments of the Chilean wine market and approximate retail prices for each brand per 750 ml bottle as of April, 2018. Prices do not vary by type of wine within brand category.

Segment	Brand	Approximate Retail Price
		(Ch$)
Ultra Premium	Don Melchor	110,000
	Carmín de Peumo	105,000
	Gravas del Maipo	58,000
	Terrunyo	23,000
	Amelia	23,000
	Cono Sur 20 Barrels	17,800
Super Premium	Marqués de Casa Concha	12,500
	Gran Devoción	10,400
	Gran Reserva Serie Riberas	8,000
	Casillero Reserva Privada	7,000
Premium	Trio	5,800
	Casillero del Diablo	4,700
	Palo Alto Reserva	4,600
	Late Harvest (1)	2,800
Sparkling	Subercaseaux	4,500
Varietal	Bicicleta	3,000
	Sunrise	2,600
	Santa Emiliana(2)	2,400
Bi-varietal	Frontera	2,400
Popular(3)	Exportación Selecto	1,900
	Clos de Pirque	1,800
	Exportación	1,700
	Tocornal	1,500

(1) Late Harvest is a Sauvignon Blanc dessert wine which is only sold in 375 ml bottles.
(2) The Company has a license from Viñedos Emiliana to bottle and distribute the Company’s wine domestically under Viñedos Emiliana’s labels.
(3) Popular wine prices are per 1,000 ml.

Local Competition

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

Sales in the popular wine segment are concentrated in wines packaged in Tetra Brik in formats of 500ml, 1500ml and 2000ml and 1.5 liter glass bottles. In 2017, Tetra Brik sales represented 40.6% of all Chilean industry wine sales by volume, glass bottles of 1.5 liter represented 26.4%, glass 750ml bottled wine 31.1% and other packaging 1.9% of total volume. In value terms, sales of Tetra Brik wines, popular wine bottled in 1.5 liter, glass 750 ml bottled wine and others represented 25.4%, 18.0%, 55.2% and 1.4%, respectively of total industry domestic sales by value.

Popular wines produced in Chile, including those of the Company; also compete with other beverages such as beer, pisco, spirits and soft drinks To stay competitive in Chile’s beverage industry, the Company seeks to increase its distribution through the several market channels, increase shelf space and has maintained its marketing efforts in the popular wine segment. See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategy.”

Domestic Distribution

The Company has its own direct distribution capacity through its wholly-owned subsidiary, VCT Chile (former “Comercial Peumo”, since 2015 Comercial Peumo change its name to VCT Chile). VCT Chile serves approximately 15,000 customers throughout Chile, making it the largest wine-oriented distribution company in Chile.

In line with the project that seeks logistic efficiencies, cost savings and profitability improvements, VCT Chile is under a restructuring process involving the closing of 5 logistic centers in Chile. As of December, 2017 VCT Chile had a 9 regional-logistic centers throughout Chile and a modern (automated, state of the art) Logistic Center Vespucio 2, located in the Metropolitan Region. In addition, the Company restructured its commercial area in order to improve its execution. Domestic sales force is made up of 202 people, for all product categories.

In 2017, the two largest customers accounted for 19.8% and 22.1% of the Company’s domestic sales in volume and value, respectively.

Domestic Marketing Strategy

In order to increase its market share in the domestic market, the Company is focusing on the most powerful brands in terms of brand health and volume. The Company is seeking to strengthen its share in the popular wine segment and to increase its share in the Premium, Ultra and Super premium segments with Casillero del Diablo’s portfolio and its fine wines Marques de Casa Concha and Don Melchor, among others.

Improvements in the commercial execution in each point of sales, is the new way to succeed in a complex Chilean Market. In order to continue its domestic growth, the Company has to penetrate the market and distribute its wine accordingly to the assortment of products according to the segment in which the client belongs.

Regarding the portfolio of products, the Company is permanently developing new formats and updating the presentation of its products. Advertising methods and marketing strategies differ depending on whether the targeted segment is comprised of potential consumers of the Company’s premium, varietal, bi- varietal, or popular wines. During 2017, the greatest efforts in advertising were oriented to the Clos de Pirque and Casillero del Diablo brands in the market through mass media campaigns, including television, PR and press.

Domestic Sales – Other Products

In the past few years, VCT Chile—the distribution subsidiary for the Chilean local market—has entered into new non-wine businesses, especially in the liquor and beer categories. These categories show strong growth and present an expanded business opportunity for the subsidiary.

Sales of non-wine products in 2017 totaled Ch$47,754 million, with its new business area contributing 37% of sales of VCT Chile.

Company Sales - Export Markets

This section describes the principal trends and markets for the Company’s exports to third parties from Chile and sales of the Company’s distribution subsidiaries in the UK, USA, Nordic countries, Brazil, Singapore, Mexico and Canada. The main source for exports is the Company´s operation in Chile, representing 93.0% of total exports by value in 2017. Argentina and the US contributed 4.5% and 2.5%, respectively.

Competition in the Exports Markets for Chilean Wine

According to the Chile Exporters’ Association, exports of bottled Chilean wine totaled US$1,605 million and 57.2 million liters in 2017, representing an increase of 6.4% in value, in US dollar terms, and an increase of 5.8% in volume terms, as compared to 2016.

The Company is the largest exporter of Chilean wine on both a volume and value basis, with market share in 2017 of 21.6% and 24.2% (including bulk) respectively, according to the Exporters’ Association. The Company’s bottled wine market share by volume and US$ value was 33.3% and 28.2%, respectively. In 2017, the Company’s closest Chilean competitor in the bottled export segment, reported market shares of 12.3% and 10.8% in terms of volume and US$ value, respectively.

The following table sets forth the Company’s export market share among Chilean wine producers for the last five years. It does not include the Company´s exports from other origin.

Market Share of Chilean Wine Exports
	Total Wine		Bottled(1) Wine
	Volume	Value	Volume	Value
2013	20.8%	26.3%	33.9%	30.5%
2014	22.9%	27.4%	32.2%	29.7%
2015	22.8%	27.4%	33.3%	29.7%
2016	23.2%	27.4%	36.9%	31.1%
2017	21.6%	24.2%	33.3%	28.2%
(1) Bottled and bag-in-box.
Source: Vinos de Chile, Exporter’s Association

Principal Export Markets

The Company’s sales in export markets include shipments to third parties from Chile and sales of the Company’s own distribution subsidiaries from Chile, Argentina, and USA. The Company sales in export markets are distributed among the premium, varietal, bi-varietal, sparkling and popular wine segments. The Company also sells bulk wine abroad. The Company’s bottled export sales in volume in 2017, 2016 and 2015 totaled 215 million liters, 219 million liters and 209 million liters, respectively, resulting in revenues of Ch$418,303 million, Ch$432,953 million, and Ch$426,188, in each case.

As of December 31, 2017, the Company’s principal export markets were in Europe, Asia, South America, Central America and Caribbean, United States, and Canada.

Wine Sales in Export Markets(1)

	2017		2016		2015
	Ch$ MM	%	Ch$ MM	%	Ch$ MM	%
Bottled wine	414,418	99.1%	429,885	99.3%	423,317	99.3%
Bulk	3,885	0.9%	3,068	0.7%	2,872	0.7%
Total	418,303	100.0%	432,953	100.0%	426,188	100.0%

	2017		2016		2015
	Th. Liters	%	Th. Liters	%	Th. Liters	%
Bottled wine	207,888	96.8%	213,659	97.5%	204,408	97.70%
Bulk	6,922	3.2%	5,448	2.5%	4,879	2.30%
Total	214,810	100.0%	219,106	100.0%	209,287	100%

(1) Includes sales to third parties from Chile and sales of the Company’s own distribution subsidiaries from Chile, Argentina, and USA.

Sales of Bottled Wine in Export Markets, by Region (Volume)

Market	2017	2016	2015
Europe	50.3%	49.8%	51.4%
United States	10.3%	10.9%	11.6%
C. America, Mexico and the Caribbean	8.5%	9.0%	8.5%
South America	9.0%	9.2%	9.4%
Asia	14.8%	13.9%	12.7%
Canada	4.3%	4.2%	3.8%
Africa/Others	2.6%	3.0%	2.6%
Total	100.0%	100.0%	100.0%

Sales of Bottled Wine in Export Markets, by Region (Value)

Market	2017	2016	2015
Europe	49.5%	48.8%	51.9%
United States	8.0%	9.2%	9.2%
C. America, Mexico and the Caribbean	8.7%	8.9%	8.5%
South America	11.6%	12.3%	11.8%
Asia	15.8%	14.5%	12.9%
Canada	4.4%	4.2%	3.7%
Africa/Others	1.9%	2.1%	2.0%
Total	100.0%	100.0%	100.0%
32

Europe. In 2017, exports to Europe amounted Ch$205,067 million and 105 million liters, a decrease of 2.3% in value, and 1.6% in volume, in line with the Company strategy focused on the profitability of its portfolio. In 2017, Europe accounted for 48.9% volume of export markets sales.

The Company believes that greater market opportunities exist in the United Kingdom, as well as in non-wine-producing countries of Western and Eastern Europe and Germany. In the United Kingdom, the distribution is held by Concha y Toro UK a fully own distribution subsidiary (since 2001). In this market, the Company continues to broaden direct distribution to all market segments (i.e. supermarkets, specialists, cash and carry, wholesalers and independent vendors) investing in key brands to increase awareness and will focus on increasing value through upper tiers of its key brands: Casillero del Diablo, Cono Sur, Trivento, Viña Maipo, and Fetzer brands. Sales in the United Kingdom reached Ch$109,398 million, and 57.4 million liters in 2017, representing a decline of 5.2% and 4.6%, respectively, as compared to 2016.

The Nordic countries (Finland, Sweden, Norway and Iceland) operate under a state-controlled system where each state purchases wine and sells it in its own stores at the retail level. The Company anticipates that in the future, the monopoly system in these countries may be replaced by a private or semi-private sales structure, but believes that because its brands are well known in these areas, the Company’s sales will not be adversely affected as a result. There can be no assurance, however, that such a regulatory change would not have a materially adverse effect on the Company’s sales to such markets. During 2009, the Company started the operations of its own distribution subsidiaries in the Nordic countries of Sweden, Finland and Norway. These subsidiaries are responsible for the distribution of Concha y Toro, Quinta de Maipo, Trivento, and Fetzer wines in these markets and have added some agency brands during the course of the past year introducing the distribution of Emiliana from Chile and Stellenbosch from South Africa. Total sales in these markets in 2017 reached Ch$34,179 million and 15.7 million liters, representing an increase of 0.5% and 2.5% as compared to 2016.

Asia. The Asian market accounted for approximately Ch$65,608 million and 30.9 million liters in 2017, increasing 5.5% and 4.0% from 2016, respectively. Volumes were boosted by China, which increased 15.1% and Japan, which is its most important market in Asia, increasing 6.9%.High growth rates were also seen in other countries in the region, such as South Korea, Singapore, and Thailand. These are important markets for Chilean wine exports, which are led by Concha y Toro brands. In 2017, China was the top-one market for Chilean wine exports, showing a 29.3% annual growth rate. In 2017, sales in Asia increased 10.5% in value (US dollar), reflecting the focus of the Company on these markets with high potential for growth. In this regard, the efforts on brand building and promotional support are fundamental for our strategy of increasing the Company’s presence and value in these key markets.

United States. Sales to the U.S. market accounted for Ch$33,276 million and 21.5 million liters in 2017. Volumes and sales decreased 8.0% and 15.5%, respectively, while the Company´s focus was on the repositioning of its products at higher price points. According to the Exporters’ Association in 2017 the U.S. market represented 10.6% of total Chilean bottled exports, being the third largest market in volume. The Company leads the Chilean exports to the United States, with a market share of bottled wine exports of 37.9%.

In the US, the Company distributes its Chilean and Argentine wines through Excelsior Wine Company (a 50% Joint Venture with Banfi).

The Company and its Chilean competitors are increasing their participation in the premium segment and establishing a strong presence in the varietal and bi-varietal segments. The Company’s strategy is to focus on sales within the premium and above categories with its premium brands Casillero del Diablo, Gran Reserva Serie Riberas, Trivento Reserve, and Golden Reserve. To enhance brand visibility and increase awareness, marketing efforts have been made in the US$10-15 price category.

In the United States, the Company’s greatest market strength is in the varietal and bi-varietal segments due to the Company’s competitive price/value relationship. See Item 4 — “Information on the Company — Business Overview — Export Marketing Strategy.” The Company’s products principally compete with other Chilean wines, as well as Californian wines and wines imported from Italy, France, Australia, Spain, Germany, Portugal, Argentina and other wine-producing countries.

Central America, Mexico and the Caribbean. The Company’s 2017 exports to Central America, Mexico and the Caribbean totaled Ch$36,058 million, and 17.7 million liters, a decline of 5.9% in value and 7.8% in volume. In 2017, the region represented 8.3% of Export Markets. The main markets for the Company’s products in this region are Mexico, Costa Rica, Panama and the Dominican Republic. The Company has marketed its wines for more than twenty years in most of the countries in this region and the Company believes it is the largest Chilean exporter of bottled wines in all of these countries.

The largest market for the Company in the region is Mexico. In 2011, Concha y Toro and Digrans SA (“Digrans”), established a joint venture, VCT & DG Mexico, in charge of the distribution of the Company’s products in that country. This joint venture is 51% owned by Concha y Toro and 49% owned by Digrans. In 2017 VCT & DG Mexico sold Ch$19,330 million.

South America. The Company leads Chilean wine exports to most of the South American countries. In most of these countries, the Company’s products are sold through exclusive local distributors, with the exception of Brazil where the Company has a distribution subsidiary since 2008. In some countries, the Company’s secondary brands are sold by different distributors. Other significant countries in South America are Colombia, Ecuador and Peru. In 2017, exports to South America totaled Ch$48,280 million, and volume was 18.8 million liters. with a decline of 5.4% and 4.5%, respectively, mainly from lower sales in Colombia and Brazil. Other countries, such as Ecuador, Paraguay, and Uruguay showed double-digit growth rates.

Canada. In 2017, the Company’s exports to Canada totaled Ch$18,000 million, 0.9% below the figure in 2016. Sales volume was 9.0 million liters, with an increase of 0.5%. In 2017, Canada accounted for 4.2% of the Company’s exports, being the fifth largest national export market for the Company in volume and value terms.

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

Other. The Company’s 2017 sales to countries in Africa and elsewhere totaled Ch$8,000 million, 5.5 million liters. In terms of volume, these countries account for 2.6% of the Company’s exports. The largest market in this category is Mozambique. In the first quarter of 2012 the Company opened an office in South Africa to serve this market.

Bulk Wine Exports

In 2017, the Company sold 6,922 thousand liters of bulk wine overseas representing 3.2% of its exports by volume. Bulk wine sales are a spot business with no long-term commitments. Sales depend on price and availability of wine in Chile and other wine growing countries. The Company purchases almost all of the bulk wine it exports from outside suppliers. The Company expects bulk wine sales to diminish in significance as it continues to promote bottled wine sales. However, bulk wine sales may continue in countries depending on price, demand and availability for such wines.

Distribution in Export Markets

The Company’s products are distributed in approximately 140 countries by independent distributors, including four governmental liquor authorities, and by own distribution subsidiaries. In most countries, the Company sells wine through a second and third distributor under the brand names of its subsidiaries Cono Sur, Maipo and Canepa. The Company sells mostly “F.O.B. Chilean port” to its distributors in export markets.

In 2017, the United Kingdom, the United States, Japan, Brazil and Canada were the Company’s five largest national export markets and accounted for 56.6% of the Company’s exports by volume and 55.6% by value. The Company believes that its success in export markets is based on developing good relationships with established distributors and the good price-to-quality ratio of its products. The Company has written agreements with most of its distributors.

Independent Distributors. In 2017, 34.0% of the Company’s bottled volume was sold through independent distributors. The Company’s five largest distributors represented 8.7% in 2017, 9.4% in 2016, and 9.3% in 2015 of bottled wine sales.

Government Liquor Authorities. In Canada and the Nordic countries, the Company’s wine is sold through government liquor authorities. In such countries, products may be offered as a general listing or a specialty listing. General listings are those that are purchased by liquor boards on a regular basis and require a minimum sales level per period (which varies depending on the Canadian province and from country to country in the Nordic countries). Sales to government liquor authorities represented 7.8% and 8.8% of the Company’s total sales (including Argentina and the US) by volume and value, respectively, in 2017. In all provinces in Canada, the Company operates with agents that work on a commission basis and are responsible for promotion and public relations. The exceptions are Alberta and British Columbia where the local liquor boards are buying from our agents or distributors.

Own Distribution Subsidiaries. In order to strengthen its commercial network, the Company has integrated distribution activities by establishing own distribution offices in key markets. The company believes this is a competitive advantage, as it enables it to work directly with clients, and to have a deeper understanding of each market, hence, having a more effective sales and marketing strategy.

In the United Kingdom, the Company’s wholly-owned subsidiary Concha y Toro UK distributes all brands of the Company and its subsidiaries, including Concha y Toro, Cono Sur and Isla Negra, Viña Maipo, and Trivento.

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

At the beginning of 2013, the Company opened a new office in Shanghai to serve the Chinese market. This same year the Company opened new commercial office was in France to serve the European market with the products of Viña Cono Sur S.A.. During the end of year 2013 and the beginning of 2014 the Company established a new commercial structure in Brazil to serve the local wine retail market.

During 2014 the Company through its Canadian subsidiary Concha y Toro Canada, Ltd. entered into an agreement with local commissioner and distributor Charlton Hobbs, to create a new company called Escalade Wine & Spirits Inc. This Company acts as commissioner and commercial office in those Canadian Territories with local governmental liquor board as SAQ in Quebec, and the LCBO in Ontario.

Export Marketing Strategy

Concha y Toro’s export strategy seeks to sustain attractive growth rates in value and achieve increasingly higher brand penetration and visibility in different markets and increase consumer awareness. In this regard, the Company has developed a broad product portfolio which participates in all market segments by offering high quality wines at competitive prices, with growing brand preference and ample recognition from influential wine critics.

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

The Company is seeking to focus future growth in export markets on the sale of premium and varietal wines. The Company believes future growth is possible if the Company is successful in the following efforts:

•	Prioritize premium brands
•	Special focus on the Casillero de Diablo brand, promoting line extensions to the higher price segments and a continuous brand building.
•	Improving the quality of its wines as a result of state-of-the-art technology used by the Company in the vinification process and vineyard management;
•	Increasing production from current and new vineyards;
•	Changing perception of consumers, especially in the United Kingdom and the United States, with respect to the quality of Chilean wines, thereby creating a growth opportunity for the Company for its premium and higher-priced wines;
•	Launching new products; and
•	Promotional and advertisement campaigns seeking consumer engagement, including on premise sales (e.g., sales to restaurants, pubs, bars, etc.).

The Company believes that there is a trend towards the consumption of premium wines, in its major export markets, principally the United States, Europe, Asia and Canada. The Company has tailored its new grape plantings to respond to this anticipated trend. See Item 4 — “Information on the Company — Business Overview — Vineyards.”

Company Sales - Argentina

In 1996, Concha y Toro began operations in Argentina with the establishment of Trivento winery, located in Mendoza. In recent years the subsidiary has experienced important growth and has become Argentina’s third largest export winery in terms of volume, with a 6.3% of market share of wine exported from Argentina in 2017. The operating assets of Trivento primarily include a total of 1,425 cultivable hectares of land, with 1.140 hectares planted, cellars with a capacity of 35 million liters and other wine-making equipment.

The following information refers to sales to third parties from the operation in Argentina, excluding sales through the Company´s distribution offices, which accounted for 39% of total Argentina exports in 2017. The later are included in Item 4 -4.B. Business Overview - Company Sales - Export Markets.

In 2017, Trivento sales to third parties recorded revenues of Ch$24,865 million and sales volume of 13.6 million liters, with a decline of 10.0% in value and 21.4% in volume. This is a result of the company’s strategy, facing a scenario of higher wine costs due to a lower harvest. In 2017, the Company increased prices and exited the less profitable segments. In the domestic market, the average per-liter price was US$2.45, up 29.0% in USD, and up 53.5% in local currency. The average Exports price was US$3.56, up 11.6%.

Trivento Wine Sales(1)

	2017		2016		2015
	Ch$ MM	%	Ch$ MM	%	Ch$ MM	%
Bottled wine	24,184	97.3%	26,700	96.7%	23,780	96.3%
Bulk	681	2.7%	920	3.3%	920	3.7%
Total	24,865	100.0%	27,619	100.0%	24,699	100.0%

	2017		2016		2015
	Th. Liters	%	Th. Liters	%	Th. Liters	%
Bottled wine	12,143	89.4%	14,856	85.9%	13,256	97.7%
Bulk	1,442	10.6%	2,432	14.1%	1,732	2.3%
Total	13,585	100.0%	17,288	100.0%	14,988	100.0%

Trivento - Bottled Sales by Volume(1)
(thousand liters)
	Domestic	Export (*)
2015	4,613	8,643
2016	5,542	9,314
2017	5,646	6,497

(1) Does not include exports volume shipped to the company’s distribution subsidiaries

Company Sales – United States

Fetzer Vineyards, the Company’s operation in USA (acquired in 2011), has added a new origin for the production of wines and has strengthened its position in the US market with a portfolio of Californian wines. The operating assets of Fetzer primarily include a total of 466 hectares of land, with 462 planted hectares, cellars with a capacity of 34 million liters and other wine-making equipment. Fetzer has a recognized positioning and leadership in sustainable and environmental practices, being the world’s largest certified B Corp winery. Its Premium portfolio key brands include Bonterra, the largest organic winery in the US; 1000 Stories, bourbon barrel-aged Zinfandel; and Adorada, a Rose wine launched in 2017.

The following information refers to sales to third parties from the operation in USA. It does not comprise sales through the Company´s distribution offices. The later are included in the Export Markets operating segment, and in 2017 accounted for 50% of Fetzer Vineyards total exports. In 2017, Fetzer sales recorded sales for Ch$68,229 million and 19.5 million liters. In 2016, Fetzer’s revenue was Ch$67,959 million and 18.9 million liters.

Fetzer Vineyards Wine Sales(1)

	2017		2016		2015
	Ch$ MM	%	Ch$ MM	%	Ch$ MM	%
Bottled wine	67,387	98.8%	67,823	99.8%	62,447	97.4%
Bulk	842	1.2%	135	0.2%	1,698	2.6%
Total	68,229	100.0%	67,959	100.0%	64,145	100.0%

	2017		2016		2015
	Th. Liters	%	Th. Liters	%	Th. Liters	%
Bottled wine	19,011	97.5%	18,765	99.4%	17,801	97.7%
Bulk	484	2.5%	110	0.6%	1,117	2.3%
Total	19,495	100.0%	18,875	100.0%	18,918	100.0%

Fetzer Vineyards - Bottled Sales by Volume(1)
(thousand liters)
	Domestic	Export (*)
2015	16,199	1,602
2016	16,897	1,868
2017	16,955	2,055

(1) Does not include exports volume shipped to the company’s distribution subsidiaries

Affiliated Companies

Viña Almaviva. In 1997, the Company and Rothschild S.A. formed a joint venture company, Viña Almaviva, to produce a “Primer Orden” or first- growth wine in Chile. The Company contributed approximately 40 hectares of producing vineyards located at Puente Alto, Maipo Valley in exchange for 50% of the capital stock of Viña Almaviva. In 2017 Viña Almaviva’s ordinary sales amounted Ch$9,982 million. In 2016 and 2015, its sales amounted Ch$8,976 million and Ch$7,046 million, respectively. Almaviva’s main markets are United Kingdom, United States, Hong Kong, Japan, and China. The Company recognized net income from Viña Almaviva in the amounts of Ch$1,960 million in 2017, Ch$1,731 million in 2016, and Ch$1,362 million in 2015, in accordance with the equity method.

Industria Corchera. In 2000, the Company acquired 49.6% stake of Industria Corchera, and sequentially increased its stake to 49.96%. In 2017, Industria Corchera’s sales amounted Ch$16,036 million. In 2016 and 2015, its sales amounted Ch$14,583 million and Ch$13,082 million, respectively. In accordance with the equity method, the Company recognized net income from Industria Corchera of Ch$301 million in 2017, Ch$59 million in 2016, and a loss of Ch$78 million in 2015.

Southern Brewing Company Inc. (“Kross Beer”). In 2011, the Company acquired the 40% share ownership of Kross Beer for Ch$1,400 million. In 2014, the Company increased its stake in Kross Beer to 49%, and lately, on November 2, 2017 to 77%. Since then, Kross Beer became a direct subsidiary of the Company, and began to be consolidated in the Company’s financial statements. In 2017, Kross Beer’s revenue was Ch$4,404 million. According with the equity method, the Company recognized Ch$443 million on the 49% interest in Kross Beer until 31 October 2017. In 2016 and 2015, Kross Beer’s revenue was Ch$3,224 million and Ch$2,876 million, respectively. The Company recognized net income from Kross Beer in accordance with the equity method, in the amounts of Ch$217 million and Ch$202 million in 2016 and 2015, respectively.

Beer Garden Bellavista S.p.A. In November 2017, the Company, through taking direct control of Kross Beer, acquired indirectly a 38.5% share ownership of Beer Garden Bellavista S.p.A., bar-restaurant located in Santiago, Chile. Beer Garden’s revenue was Ch$1,084 million in 2017. According with the equity method, the Company recognized net income from Beer Garden Bellavista, which was Ch$58 million in 2017.

Excelsior Wine Company (“Excelsior”). In 2011, VCT USA, Inc., a Company’s subsidiary, and Banfi Vintners, former distributor of Concha y Toro’s products in the United States, entered into a joint venture agreement for distribution, creating Excelsior Wine Company, LLC. The Company has 50% share ownership of Excelsior, which is registered in Delaware State, US. Excelsior imports Chilean wines from Concha y Toro, and Argentine wines from Trivento in the US, and distributes brands from Fetzer Vineyards, a Company’s subsidiary in California. Excelsior sales totaled Ch$55,297 million in 2017, Ch$74,447 million in 2016, and Ch$90,584 million in 2015. In 2017, 2016, and 2015, the Company recognized net income from Excelsior in accordance with the equity method, in the amounts of Ch$435 million, Ch$2,386 million, and Ch$4,262 million, respectively.

Escalade Wine & Spirits Inc. (“Escalade”). On December 5th, 2014, Concha y Toro Canada Ltd, a Company’s subsidiary, and Charlton Hobbs, distributor, entered into a joint venture agreement for distribution, creating Escalade Wine & Spirits Inc. The purpose of Escalade is to strengthen the Company’s sales in the Canadian market. The Company has 50% share ownership of Escalade. Escalade sales totaled Ch$5,274 million in 2017, Ch$4,171 million in 2016, and Ch$4,595 million in 2015. The Company recognized net income from Escalade in accordance with the equity method in the amounts of Ch$96 million in 2017, Ch$77 million in 2016, and Ch$25 million in 2015.

Alpha Cave Comercio de Vinhos S/A. On October 18, 2013, VCT Wine Retail Participacoes Ltda., a Company’s subsidiary in Brazil, entered into an agreement with local retailers, acquiring interest in Brazilian groceries and wine stores, through an entity called Alpha Cave Comercio de Vinhos S/A Inc. The Company, through its subsidiary, has the 35% of the shares of Alpha Cave Comercio de Vinhos S/A. In 2017, 2016, and 2015, the Company recognized, in accordance with the equity method, a loss of Ch$98 million, Ch$147 million, and Ch$104 million, respectively.

VCT Japan Company Ltd. On June 17, 2014, VCT Group of Wineries Asia Pte. Ltd., a Company’s subsidiary, entered into a joint venture agreement with Japanese entities Mercian Corporation and Mitsubishi Corporation, creating an affiliated company called VCT Japan Company Ltd.. The purpose of this affiliate is to strengthen the Company’s sales in the Japanese market. The Company through its subsidiary has 41% of the shares of VCT Japan Company Ltd. In 2017, VCT Japan sales totaled Ch$1,653 million. In 2016 and 2015, sales totaled Ch$1,027 million and Ch$279 million, respectively. The Company recognized net losses from VCT Japan in accordance with the equity method in the amounts of Ch$6.8 million in 2017, Ch$30 million in 2016, and Ch$21 million in 2015.

Sustainability

Our century-old experience in producing superior quality wines has not only made Viña Concha y Toro a world-class player in the wine industry, but it has also provided enough experience to know with absolute conviction that sustainability is an essential and necessary value to attain global leadership. The Company incorporates sustainability into its corporate vision integrating, in a balanced way, economic, environmental and social dimensions.

Since 2012, the Company has a sustainability strategy, addressed through a top-down approach, starting with the vision and mission at its highest point, followed by six strategic pillars. Each pillar has its own specific focus, which result in different initiatives, planned on the short, medium and long term. In the framework of developing the sustainability strategy, the winery defined its priority stakeholders, according to the influence of and dependence with each group, internal or external, along the value chain.

Viña Concha y Toro was the first winery in the world to measure its water footprint, a process that began in 2010 and has been maintained over time. This is used to quantify the consumption and pollution of fresh water throughout the entire production process, which has led to the conclusion that in this aspect the Company’s operations have no significant negative impact on surrounding communities and the environment. Currently, it has a drip irrigation system covering 100% of its vineyards, which can achieve efficiencies in the use of water close to 90% in the agricultural area.

The Company has committed to annually measure its water footprint to optimize water management in its operations, setting the goal of reducing by 10% total water consumption per glass of wine by 2020 in relation to base year 2014. During 2016 the water footprint was measured considering 100% of the operations in Chile, along with all the water used in the supply and distribution chains. The measurement, which is externally verified, is done using the methodology of the Water Footprint Network (WFN).

In 2016, the winery’s water footprint reached 77 liters of water per glass of wine of 125 ml, 36% lower than the industry average (120 liters per glass).The Company´s footprint per glass increased by 32% compared to 58 liters recorded in 2015, which is mainly explained by the decrease in grape production (own and third parties) due to adverse climatic factors, which generated an increase in the relation between production and water consumption. Also the company responded the CDP Water, disclosing its water management.

Viña Concha y Toro makes an inventory of its emissions of greenhouse gases (GHGs) since 2007. The emissions record has become a tool to identify opportunities to reduce the environmental footprint of the company. The measurement uses the guidelines set forth in the International Protocol for Wine GHG Emissions Calculation, which separates the sources of GHG emissions according to three areas or scopes that include the company’s direct and indirect emissions. During 2016 the intensity of emissions per bottle of wine was 1.1 kilos of CO2e as compared to 1.0 kilos of CO2e in 2015.

In addition, the Company is reporting its management on Climate Change to the Carbon Disclosure Project (CDP), an organization that promotes companies performance on this area. Moving forward towards internal emissions management, Viña Concha y Toro created The Carbon Fund, a pioneering global initiative that internally taxes CO2 emissions. The Carbon Fund internalizes the cost of emitting CO2 and its objective is to raise resources to implement CO2 abatement projects with company vision. This is an internal charge for greenhouse gas emissions, and is based on the premise of the Environmental Economy: "Polluters pays”.

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

In this context, in 2015 the Company completed the biodiversity inventories of 100% of the 3,272 hectares of natural forest that it owns in Chile. The following phase in the conservation program consists in the implementation of specific management plans for each of the estates with natural forest, with the objective of maintaining their excellent state of preservation and the biological diversity, ecosystems, soils and watercourses. During 2017 all the Conservation Management Plans were developed for each state.

Viña Concha y Toro maintains a comprehensive certification system that allows to continuously improve its processes, as part of a competitiveness strategy, in order to position itself as a leader in sustainable practices. It has been certified under the National Sustainability Code of Wines of Chile since 2012. This certification system is voluntary and proves its commitment with environmental, social and ethical management. The company has a Quality Management System to ensure the quality of its wines, using standardized processes, protocols, an HACCP system, verification systems, and internal and external control systems. The Company is certified under the standards British Retail Consortium (BRC) and the International Food Standard (IFS), both standards are recognized worldwide and seek to standardize the quality, safety and compliance with legal obligations of food products.

Viña Concha y Toro has established an Ethical Management System which is based on the company’s Corporate Ethics Standard. This system is based on the company´s internal principles and values established in its Code of Ethics, and it gathers at the same time the ethical requirements of clients. This standard is implemented in all of the Company's facilities and in the main contractors companies related to the bottling plants.

Additionally, Viña Concha y Toro integrates the Dow Jones Sustainability Index for the third consecutive year, improving its scores in all areas of evaluation and progressing significantly within the beverage industry. Also the company has been listed on the newly launched Dow Jones Sustainability Index MILA Pacific Alliance (DJSI MILA) for the first time.

The risks associated with not having a sustainability strategy are that the stakeholders begin to generate requests that the company is unable to address in the time required. The requirements on sustainability are growing; this is the reason why the company has faced the issue proactively. More information is available in the Company’s Sustainability Report.

Government Regulation

Chilean Regulation. The Company is subject to the full range of governmental regulations generally applicable to companies engaged in business in Chile, such as labor laws, social security laws, public health, consumer protection, environmental laws, securities laws and anti-trust laws, as well as regulations to ensure sanitary and safety conditions in the production, bottling and distribution of beverages. The main regulatory entity for Chilean corporations (“sociedades anónimas”) is the CMF or Commission for the Financial Market ("Comisión para el Mercado Financiero"), a professional body and technical entity that replaced the former SVS or Superintendence of Securities (“Superintendencia de Valores y Seguros de Chile”). Law No. 21000, published on February 23, 2017, contains the regulatory framework applicable to this new regulatory entity. The CMF started to operate in December, 2017, although it became fully operative as from January 15, 2018, when the former SVS was suppressed. However, there are still some aspects of Law No. 21000 which remain outstanding, such as the creation of a Financial Self-Regulation Committee, all of which should come into force no later than August 2018. In order to fulfill its objective, the CMF maintained the powers already vested in the SVS, and was also granted with important new attributions, such as the power to: (i) require information on persons’ banking operations, even if it is subject to secrecy or confidentiality. (ii) access to private properties and, if necessary, enter by force with the help of law enforcement officers, (iii) registering and seizing all kinds of objects and documents, (iv) intercepting communications and obtaining from telecommunication companies copies and records of communications transmitted or received by them. These measures will be subject to control and prior authorization by the courts.

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

On June 1, 2016, Law No. 20920 regarding "Waste management, the extended liability of the producer and the encouragement of recycling" was published in the Official Gazette (hereinafter, the "Waste Management Act"). This legal reform attempts to redefine the current approach to waste management in our country, and has positioned Chile as a pioneer in Latin America by establishing a public policy of recycling.

One of the underlying principles of this act is "the polluter should pay" principle, that is, a residue generator is responsible for its waste, as well as for internalizing the costs and negative externalities associated with its waste management (Article 2° of the Waste Management Act).

In line with the above, the Waste Management Act creates the figure of "Extended Responsibility of the Producer", which requires waste generators to categorize certain goods designated as "priority products" pointing out that once their useful life ends, they should organize and finance their recollection and treatment through a management system established for this purpose.

In March, 2017, two new sets of Regulations were issued bringing the Waste Management Act to full operation as from December 1, 2017. In that regard, the Waste Management Act establishes a system of supervision and sanctions, where the Superintendence of the Environment will be the competent organism to verify compliance with the obligations set forth in the Act, being allowed to impose financial penalties of up to approx. $ 960,000 USD in case of minor offenses and up to approx. US$ 9,600,000 in case of very serious offenses.

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

Trademarks. The Company has Chilean registrations for its main trademarks, such as CONCHA Y TORO, CASILLERO DEL DIABLO, DON MELCHOR, AMELIA, TERRUNYO, MARQUES DE CASA CONCHA, SUBERCASEAUX, TRIO, SBX, SUNRISE, SENDERO, FRONTERA, TOCORNAL, MAIPO, and TENTA. Trademarks registered by subsidiaries include, CONO SUR, ISLA NEGRA, OCIO, 20 BARRELS, BICICLETA, PALO ALTO, MAYCAS DEL LIMARÍ, LOS ROBLES, LA TRILLA, TRIVENTO, EOLO, PAMPAS DEL SUR, LA CHAMIZA, FETZER, BONTERRA, FIVE RIVERS, JEKEL, COLDWATER CREEK, EAGLE PEAK, SUNCTUARY, SUNDIAL, VALLEY OAKS, BEL ARBOR, STONY BROOK, FIVE RIVERS, PACIFIC BAY, and 1000 STORIES. While the Company also has foreign registrations for many of these trademarks in most of its major export markets, it does not have registrations for all of its trademarks in all of its export markets. The Company believes that its brands and trademarks are among its most important fixed assets and seeks to protect them through registration in most countries where it is possible to claim a registration while publishing its ownership in those countries where to date it is not possible to apply for registration.

4.C. Organizational Structure

The following table lists the significant subsidiaries and affiliates of the Company, the percentage of direct and indirect ownership by the Company and the respective country of incorporation:

Subsidiary	Direct and Indirect Ownership	Country of Incorporation
Inversiones Concha y Toro SpA	100.00%	Chile
Inversiones VCT Internacional SpA	100.00%	Chile
Comercial Peumo Ltda.	100.00%	Chile
Viña Cono Sur S.A.	100.00%	Chile
Sociedad Exportadora y Comercial Viña Maipo SpA	100.00%	Chile
Sociedad Exportadora y Comercial Viña Canepa S.A.	100.00%	Chile
Viña Maycas del Limarí Ltda.	100.00%	Chile
Transportes Viconto Ltda.	100.00%	Chile
Bodegas y Viñedos Quinta de Maipo SpA	100.00%	Chile
Concha y Toro UK Limited	100.00%	United Kingdom
Cono Sur Europe Limited	100.00%	United Kingdom
Trivento Bodegas y Viñedos S.A.	100.00%	Argentina
Finca Lunlunta S.A.	100.00%	Argentina
Finca Austral S.A.	100.00%	Argentina
VCT Brasil Importación y Exportación Limitada	100.00%	Brazil
VCT Wine Retail Participacoes Ltda.	100.00%	Brazil
Alpha Cave Comércio de Vinhos S/A	35.00%	Brazil
VCT Sweden AB	100.00%	Sweden
VCT Finland OY	100.00%	Finland
Concha y Toro Norway AS	100.00%	Norway
VCT Norway AS	100.00%	Norway
Viñedos Los Robles SpA	100.00%	Chile
Viña Cono Sur Orgánico SpA	100.00%	Chile
Viña Almaviva S.A.	50.00%	Chile
Industria Corchera S.A.	49.96%	Chile
Corchera Gómez Barris S.A.	49.96%	Chile
VCT Group of Wineries Asia Pte. Ltd	100.00%	Singapore
Fetzer Vineyards	100.00%	United States
VCT USA, Inc.	100.00%	United States
Eagle Peak States, LLC	100.00%	United States
Excelsior Wine Company LLC	50.00%	United States
VCT Africa & Middle East Proprietary Limited	100.00%	South Africa
VCT México S.R.L. de C.V.	100.00%	Mexico
VCT& DG México S.A. de C.V.	51.00%	Mexico
Concha y Toro Canada. Ltd	100.00%	Canada
Escalade Wines & Spirits Inc.	50.00%	Canada
Southern Brewing Company S.A.	77.00%	Chile
Gan Lu Wine Trading (Shanghai) Co., Ltd.	100.00%	China
Cono Sur France S.A.R.L	100.00%	France
VCT Japan Company Ltd.	41.00%	Japan
Inmobiliaria El Llano SpA	100.00%	Chile
Wine Packaging & Logistics	16.49%	Chile
Beer Garden Bellavista SpA	38.50%	Chile

4.D. Property, Plant and Equipment

The Company’s headquarters are located at Nueva Tajamar 481, Las Condes, Santiago. The Company owns 17,784 hectares of land throughout Chile and 1,503 hectares of land in Argentina and 466 in the United States. Of these, approximately 12,783 hectares are suitable for planting vineyards and as of December 2017, 11,319 hectares were planted with vineyards. A majority of the remaining hectares are comprised of roads, hills and riverbanks. The remainder is used for vinification and bottling plants, cellars and other buildings. None of the Company’s properties that are material to its business are mortgaged or otherwise encumbered.

As described in the section Item 4 — “Information on the Company — Business Overview — Vineyards.”, the Company leases 474 hectares, comprising two leases in Maipo Valley, three leases in Casablanca Valley, two leases in Colchagua Valley and one lease in San Luis Obispo.

The Company’s main equipment assets include harvesting machinery, grape crushers, concrete and stainless steel tanks and barrels. As of December 31, 2017, Concha y Toro’s aggregated winemaking and cellar capacity in Chile was approximately 420 million liters including 48 thousand barrels. In the Mendoza region, Viña Trivento owns two vinification and cellar facilities and a bottling plant with a total capacity of 35.0 million liters. In the United States, Fetzer owns one facility with a total capacity of 37.4 million liters.

VCT Chile leases warehouses in Iquique and Antofagasta to support its logistics. The Company also leases plants for vinification of popular wine from purchased grapes. The Company believes it would be able to obtain replacement properties at acceptable costs for its leased vineyards, warehouses and vinification plants should its leases not be renewed. See Item 4 — “Information on the Company — Business Overview — Vineyards.”

Although the Company believes that it is in compliance with all applicable environmental regulations, it is still in the process of improving the water treatment systems in all of its manufacturing plants. The Company has water treatment plants or systems, owned or contracted to third parties, in all of its plants. During 2017, 2016 and 2015, the Company investments in water treatment plants totaled Ch$1,460 million, Ch$1,230 million and Ch$1,054 million, respectively. Total investments in assets oriented towards environmental improvements amounted Ch$2,738 million in 2017, Ch$2,966 million in 2016 and Ch$2,495 million in 2015.

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

5.A. Operating Results

Overview

Concha y Toro is a vertically-integrated wine producer. The Company is the largest producer of wine in Chile and also owns a winery in Argentina, Trivento Bodegas y Viñedos and a winery in the United States, Fetzer Vineyards. The Company is Chile’s leading bottled wine exporter, one of the top-selling wineries in the domestic market, third bottled wine exporter by volume in Argentina and tenth in volume sales in the United States.

The Company reports financial information by segments considering the information available to the Company’s key decision makers regarding matters which allow measuring profitability and making decisions on investments in business areas. Management has determined that the Company operates in two business segments: Wines and Other.

The activities of these two operating segments consist of Wines: production, distribution and marketing of wines under all its brands, including agricultural, oenological and packaging operations that are transversal to all products and markets in Chile, Argentina and the United States; The storage, transportation and marketing of them in the domestic market and exports, including consolidation in those countries where there is an importer, distributor or related commercial office. Other: grouping of other products not specifically related to the production, distribution and marketing of wine. This segment includes the distribution of spirits and premium beers in Chile, wine bar and tours in Pirque, among others.

Strategy – Recent Developments

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

Significant factors which have impacted the Company’s operating results include sales development in both foreign and domestic markets, new consumption trends, entrance of new consumers, new distribution channels, the pricing of its principal raw material—the cost of grapes—and exchange rates.

To respond to the industry changes, become more competitive and maintain growth and profitability of the business, during 2017 the company carried out a process of review and analysis of its commercial and productive model. This process of analysis has been managed with the “ROIC project”, so called after the Spanish initials for its four pillars: Profitability, Optimization, Innovation and Growth, providing a new vision and work framework that the company must embrace to face a new stage of growth.

This process has enabled the Company to identify those areas that have shown a lower return than expected, and look for efficiencies and make the corresponding restructures to materialize cost savings. This internal review has allowed the company to draw a new roadmap and set goals for 2022. The strategic plan seeks to increase the operating margin from 10.7% in 2016 to 16% -16.5% in 2022. To achieve the proposed objective, the company has outlined specific actions, which include the following:

•	Internal restructuring process aimed at generating operational synergies and cost savings. This has generated efficiencies in areas of support, rationalization of brands and SKUs, closing of operations, optimization of processes and maximizing asset utilization. This process will be completed during 2018 and the company estimates it will generate operational savings of $18,000 million in regime, from 2019 onwards. During 2017, restructuring costs and expenses were generated for indemnities and expenses in consultancies, which totaled Ch$5,310 million. SG&A to sales reached 27.1% in 2017, and if restructuring expenses are excluded this would be 26.5% compared to 27.6% in 2016.

•	Increase in profitability in domestic markets of Chile, Argentina and USA, which have shown a lower than expected performance. To achieve these, the company has implemented price adjustments, reviewing margins by products and seeking greater efficiencies in the distribution.

•	Reorientation of the commercial strategy, towards growth in value with an increasing focus on the higher-growth, higher –margin premium categories of the wine industry.

•	Special focus on the Casillero del Diablo brand. The Company seeks to capitalize on the strong positioning of its leading global brand through continuing line extensions to the higher price segments and continuous brand building and innovation.

•	Prioritize the group’s other premium brands that have shown a strong growth performance and have a good positioning in their key markets such as: Cono Sur Bicicleta, Trivento Reserve, Bonterra and 1000 Stories.

•	Focus on key markets, where the company has a strong position and are the most attractive for future growth.

•	Continuous innovation in the non-wine category, development of new products to respond to new market trends. In addition, the company increased its ownership interest in the Premium Kross Beer craft brewer from 49% to 77%. This is a segment of high growth and attractive return.

In addition, during 2017, seeking to maximize the economic value of its agricultural assets, the company identified certain lands with real estate potential, mainly those which are located in urban and rural areas of high economic value. The company created a subsidiary, Inmobiliaria El Llano SpA, dedicated to manage these assets. The company has identified around 400 hectares with real estate potential in the Metropolitan Region in the districts of Puente Alto, San Bernardo and Buin. Of these, in a first stage (next 10 to 15 years) 74 hectares will be prioritized for its development and the subsidiary is already doing the studies and the preparation of the projects to develop them in an associative way.

Likewise, the company will also divest certain facilities and industrial lands that are located in urban areas and that are not essential for the business.

We believe that the strategic plan and reorientation of the commercial and productive strategy will allow the Company to achieve its value growth and increase operating profits. We believe that the Company is highly competitive in its major markets. Concha y Toro is a powerful brand and has competitive economies of scale. The principal measure for sustaining future growth involves ongoing investment in vineyard development and cellar capacity to raise overall production capacity and a permanent sales and marketing investment in a growing and competitive industry.

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

a) Inventories

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

The Company and its subsidiaries have recognized impairment for obsolescence of raw materials, finished products, products in-process and supplies on the basis of technical reports and on turnover level of stocks maintained and /or from the assessment of its use in the future. For 2017, 2016 and 2015, the recognized impairments totaled ThCh$4,696,385; ThCh$3,760,999and ThCh$4,339,943 ; respectively.

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

Market Approach, that measures value based on what other purchasers in the market have paid for businesses, or interests in businesses that can be considered reasonably similar to the subject business. Valuation multiples are considered based on financial information available and share price data for the selected guideline companies, as well as forward looking revenue and earnings estimates. Selected multiples for Fetzer during 2017 were determined based on market. Valuation multiples are calculated utilizing actual transaction prices and operating data from target companies deemed reasonably similar to the subject business.

The determined multiples for the current (2017) and next year (2018) as follows:

	2017	2018
Revenue	2.4	2.1
EBITDA	19.2	11.5

Based on the methodologies described above the estimated fair value of Fetzer was in excess of the cost basis and no impairment of goodwill was recorded during the year ended December 31, 2017.

c) Property, Plant and Equipment

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

The Company reviews property, plant and equipment and amortizable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated total undiscounted future cash flows directly associated for each Cash Generating Unit (CGU) is identified and compared to the carrying amount of CGU. If this comparison indicates that there is impairment, the amount of the impairment is calculated by comparing of fair values against, discounted cash flows to determine the recoverable amount between them and then compare to the carrying amount. (Further detail in Note 2.14 to the Consolidated Financial Statements).

d) Derivative Financial Instruments

Company exports sales are mainly denominated in U.S. dollar, Sterling pound, euro, Canadian dollar, and Brazilian reai. Thus, the Company’s financial results could be affected due to variations in exchange rates.

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

As of December 31, 2017, 99.27% of the global derivative instruments portfolio was comprised by contracts that qualify as hedging instruments. For accounting purposes these were subscribed by the Group Concha y Toro, within its financial risk management policy framework to mitigate the risks associated with exchange rate and interest rate fluctuations through currency forward contracts and interest rate swaps with a maturity till 2022.

Derivatives are recorded by their fair value as of the date of the statement of the financial position. If this value is positive, these are recorded under item “Other financial assets” and if its value is negative, these are recorded within item “Other financial liabilities”, illustrating the change in its fair value in the comprehensive statement of income as described as follows, pursuant to the type of hedging to which it corresponds (See Note 2.6.7 of the Consolidated Financial Statements):

-	Fair value hedging
-	Cash flow hedging
-	Net investment hedging
-	The fair value of the different derivative financial instruments is calculated using the following procedures:
-	For derivatives quoted in an organized market, the quoted price at yearend is used.
-	For derivatives not quoted in organized markets, the Group measures them using the discount of expected cash flows and generally accepted option valuation models on the basis of market conditions, from both, cash and futures at yearend.

e) Biological Assets

Within Biological Assets, the Company includes the agricultural product (Grapes) derived from plantations under production is destined to be treated as a raw material for the wine production process.

In accordance with IAS 41, and based on the results of analysis and calculation of the Company concluded that the fair value of grapes at the time of harvest approximates the book value and therefore the grapes at the point of harvest are considered to be measured at fair value less costs to sell, and then transferred to inventory. (Further detail in Note 2.13 of the Consolidated Financial Statements).

f) Benefits to employees

The Company’s management uses assumptions in order to determine the best estimate for these benefits. The valuation of these obligations is performed through an actuarial calculation. The assumptions used in this calculation include the pension rotation hypothesis, the mortality rate, the discount rate, the expected rise in remuneration and the future permanence, among others. The main actuarial hypothesis used for the calculation of severance indemnity obligations and seniority bonus is detailed in note 23.3 to the Consolidated Financial Statements.

Actuarial gains or losses that can occur due to variations of defined pre-established obligations are directly recorded in other comprehensive income or losses for the year.

Actuarial gains or losses arise from the deviations between estimates and actuality of the actuarial hypothesis behavior or in the reformulation of the established actuarial hypothesis.

As of December 31, 2017, the sensitivity of the value for postemployment benefits before variations in the discount rate of 1% in the case of an increase in the rate represents a decrease of ThCh$142,978 (ThCh$215,907 as of December 31, 2016) and in case of a decrease in the rate represents an increase of ThCh$179,627(ThCh$235,911 as of December 31, 2016).

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

Income Statement Abstract - as Percentage of Revenue
	Year Ended December 31,
				% Change
	2017	2016	2015	2017/2016	2016/2015
Revenue	100.0	100.0	100.0	(2.2%)	3.5%
Cost of sales	(64.0)	(62.6)	(61.5)	(0.1%)	5.3%
Gross profit	36.0	37.4	38.5	(5.8%)	0.6%
Distribution costs and Administrative expense	(27.1)	(27.7)	(27.1)	(4.4%)	5.8%
Other income, Other expense by function	0.7	1.0	(0.2)	(30.3%)	(643.3%)
Profit from operating activities	9.6	10.7	11.2	(11.8%)	(1.2%)
Finance income	0.1	0.1	0.1	(41.2%)	56.1%
Finance costs	(1.6)	(1.6)	(1.6)	(3.1%)	2.7%
Share of profit of associates and joint ventures accounted for using equity method	0.5	0.7	0.8	(27.9%)	(15.3%)
Exchange differences and Income from adjustment units, net	1.2	0.1	(0.0)	1020.0%	(1442.0%)
Income tax expense continuing operations	(2.1)	(2.7)	(2.6)	(21.8%)	6.2%
Profit attributable to owners of parent	7.7	7.3	7.8	3.4%	(3.7%)

Revenue Breakdown
(Ch$ million)

	Year Ended December 31,			% Change
	2017	2016	2015	2017/2016	2016/2015
Chile domestic market – wine	75,696	71,334	65,078	6.1%	9.6%
Chile domestic market – new business	45,608	51,070	47,966	(10.7%)	6.5%
Export markets	418,303	432,953	426,188	(3.4%)	1.6%
Argentina domestic	9,477	7,562	6,748	25.3%	12.1%
Argentina exports	15,387	20,057	18,719	(23.3%)	7.1%
U.S.A. domestic	62,035	62,321	58,850	(0.5%)	5.9%
U.S.A. exports	6,194	5,638	5,295	9.9%	6.5%
Other	11,084	7,513	7,350	47.5%	2.2%
Total revenue	643,785	658,448	636,194	(2.2%)	3.5%

Sales of Bottled Wine
(Ch$ million)

	Year Ended December 31,			% Change
	2017	2016	2015	2017/2016	2016/2015
Chile domestic market – wine	75,696	70,814	65,032	6.9%	8.9%
Export markets	414,418	429,885	423,317	(3.6%)	1.6%
Argentina domestic	8,960	7,073	6,549	26.7%	8.0%
Argentina exports	15,224	19,627	18,150	(22.4%)	8.1%
U.S.A. domestic	61,192	62,186	57,152	(1.6%)	8.8%
U.S.A. exports	6,194	5,638	5,295	9.9%	6.5%
Total	581,684	595,222	575,494	(2.3%)	3.4%

(thousand liters)

	Year Ended December 31,			% Change
	2017	2016	2015	2017/2016	2016/2015
Chile domestic market – wine	65,713	69,118	65,774	(4.9%)	5.1%
Export markets	207,888	213,659	204,408	(2.7%)	4.5%
Argentina domestic	5,646	5,542	4,613	1.9%	20.2%
Argentina exports	6,497	9,314	8,643	(30.2%)	7.8%
U.S.A. domestic	16,955	16,897	16,199	0.3%	4.3%
U.S.A. exports	2,055	1,868	1,602	10.0%	16.6%
Total	304,754	316,398	301,239	(3.7%)	5.0%

a) Operating Results: 2017 – 2016

(Ch$ million, except for volume)

	Year Ended December 31,			% Change
		2017	2016	2017/2016
Volume (thousand liters)		334,205	351,066	(4.8%)
	Wine	313,603	325,980	(3.8%)
	Others	20,602	25,086	(17.9%)
Revenue		643,785	658,448	(2.2%)
	Wine	587,092	599,865	(2.1%)
	Others	56,692	58,583	(3.2%)
Cost of sales		412,079	412,382	(0.1%)
	Wine	366,454	368,583	(0.6%)
	Others	45,625	43,799	4.2%
Gross profit		231,705	246,066	(5.8%)
	Wine	219,055	231,421	(5.3%)
	Others	12,650	14,645	(13.6%)
Distribution costs and Administrative expense		174,387	182,475	(4.4%)
	Wine	161,334	168,507	(4.3%)
	Others	13,054	13,968	(6.5%)
Other income, Other expense by function		4,594	6,595	(30.3%)
	Wine	(185)	5,314	(103.5%)
	Others	4,779	1,281	273.1%
Profit from operating activities		61,912	70,185	(11.8%)
	Wine	57,537	68,228	(15.7%)
	Others	4,375	1,958	123.4%

Revenue. In 2017, revenue was Ch$643,785 million, 2.2% lower than the figure of 2016. Higher average prices were offset by lower volume and adverse currency fluctuations. On a constant currency basis revenue was up 1.2%.

Wine. Revenue in the wine segment (including the sales of bottled wine, bulk wine and other sales related to the wine segment) decreased 2.1% to Ch$587,092 million. This mainly reflects 3.8% lower sales volume in line with a new commercial strategy that seeks value growth and higher profitability in all business areas. Throughout the year, the Company has carried out across-the-board price increases with a higher focus on Premium category, and reduced promotional activities.

Domestic Market Wine. Domestic bottled wine sales increased 6.9% totaling Ch$75,696 million, driven by 12.4% higher average price. Sales increased in both, the Premium and Non-Premium segments. Bottled volume declined 4.9% mainly reflecting the contraction of Non-Premium wine as Premium volume remained growing.

In 2017, Premium-wine sales increased 11.6% in value, reflecting a 5.6% higher volume and a 5.7% higher average price. Non-Premium wine sales grew 5.0% in value, resulting from an 11.5% higher average price, partly offset by a decrease of 5.8% in volume. This has resulted in a mix improvement with the premium category increasing its share to 8.9% in volume terms (+90bp), and 30.4% in value terms (+130bp).

The reported Chile Domestic Market- Wine segment recorded an increase of 6.1% in sales and a decline of 7.1% in volume on the decline of 100% in bulk wine sales.

Export Revenues. Export sales from Chile and distribution subsidiaries totaled Ch$418,303 million, declining 3.4% on a reported basis and increasing 0.8% on a constant currency basis. Higher average prices, measured in local currencies of our markets: +8.5% in sterling pound, +2.0% in US dollar, and +2.1% in euro were offset by lower volume and a negative exchange rate impact.

In the period, the average Chilean peso appreciated against the US dollar (4.2%), Sterling pound (10.0%), Euro (2.2%), Swedish krona (4.1%), Norwegian krone (2.6%), Canadian dollar (2.2%), and Mexican peso (0.6%). The Chilean peso depreciated only against one of our relevant foreign currencies, the Brazilian real (4.3%).

During the year, the Company carried out price adjustments across its markets, and deliberately exited unprofitable segments seeking a sustainable profitable growth for its entire sales portfolio. However, towards the end of the year the Asian markets showed an important recovery (+38.8% in 4Q17), closing 2017 with an increase of +4.0% in bottled volume. Recovery was also seen in Canada (+0.5%), while volume decreased in South America (-4.5%), Africa and Others (-15.9%), Central America and Caribbean (-7.8%), USA (-8.0%), and Europe (-1.6%).

Argentine Operations. Sales from the Argentine operation (excluding shipments to distribution subsidiaries) totaled Ch$24,865 million, down 10.0% on a reported basis. On a constant currency basis Argentina sales decreased 4.0% on lower exports in the Non-Premium category, as the company has exited lower-end, less-profitable products in a scenario of lower availability of wine.

In line with the company’s strategy and facing a scenario of higher wine costs, the Company has increased prices and remains focused on more profitable products. In the domestic market, the average per-liter price was US$2.45, increasing 29.0% in US dollar and increasing 53.5% in local currency. Exports price was US$3.61, 15.7% above the figure of 2016.

U.S.A. (Fetzer). In the period, Fetzer’s sales (excluding shipments to distribution subsidiaries) totaled Ch$68,229 million, with an increase of 0.4% from the previous year, and of 4.5% on a constant currency basis.

Domestic market sales grew 2.5% in volume and declined 0.5% in Chilean pesos, reaching Ch$62,035 million. Export sales increased 10.0% in volume and 9.9% in Chilean pesos, amounting Ch$6,194 million. Our priority brands, Bonterra and 1000 Stories increased 15.0% and 34.4% in volume, respectively.

Others. Other operating segment decreased 3.2% in the period. This result mainly reflects the end of the distribution agreement of Monster energy drink, as of October 2016. Adjusting for Monster’s sales figure, sales increased 12.7% from the previous year, driven by dynamic categories of pisco (+8.8%) and premium beer (+12.2%), led by growth at Miller, Kross, Cusqueña, and Grolsch. In the case of Kross, there was an organic growth and a positive effect from the consolidation of that company as of November 2017.

Cost of sales. In 2017, the cost of sales was Ch$412,079 million, a decrease of 0.1% from Ch$412,382 million reported in the previous year. The cost of sales as a percentage of total sales reached 64.0%, up 140bp, primary reflecting a higher cost of wine. Moreover, in the period, the Company recognized extraordinary costs of Ch$1,430 million related to the restructuring process, mostly from severance payments. Excluding these costs, the adjusted Cost of sales totaled Ch$410,648 million, a decrease of 0.4%.

Wine. In 2017, the cost of wine sales was Ch$366,454 million, with a decrease of 0.6% from the figure in 2016. Cost of sales as a percentage of wine sales increased to 62.4% from 61.4%. This higher ratio is explained primarily on the higher cost of wine, following weaker grape harvests in Chile and Argentina in 2017, as a consequence of the high temperatures during the summer of 2017.

Others. In 2017, the cost of other sales recorded an increase of 4.2% totaling Ch$45,625 million. The cost of sales as a percentage of total other sales increased to 80.5% from 74.8%, reflecting the end of the distribution of Monster energy drink, which had a relatively higher margin in the portfolio mix. The increase in cost derived from exchange rate fluctuations totaled Ch$427 million during 2017.

Gross profit. In 2017, the gross profit was Ch$231,705 million, decreasing 5.8% in 2017. As a percentage of sales, the gross profit was 36.0%, declining from the figure of 37.4% in 2016.

Wine. In 2017, the gross profit recorded a decrease of 5.3%, totaling Ch$219,055 million. The gross profit as percentage over sales decreased 130 basis points, reaching 37.3%, reflecting the impact described above.

Others. In 2017, the gross profit was Ch$12,650 million, declining 13.6% from the figure of 2016. The gross profit as percentage over sales decreased 270 basis points, reaching 22.3% as percentage over sales, which is explained by the effects mentioned above.

Distribution costs and Administrative expense. In 2017, Distribution costs and Administrative expense decreased 4.4% to Ch$174,387 million in the period, when compared to Ch$182,475 million in the prior year. As a percentage of sales, Distribution costs and Administrative expense was 27.1%, 60bp below the figure of 27.7% in 2016. In 2017, the Company recognized expenses related to the restructuring process of Ch$3.881 million (mainly severance payments and consultancy fees). Excluding these expenses, adjusted Distribution costs and Administrative expense totaled Ch$170,505 million, a decrease of 6.2%, and as a percentage of sales it was 26.5%, 110 basis points below the figure in 2016.

Wine. In 2017, SG&A was Ch$161,334, decreasing 4.3% from 2016. As percentage over sales, Distribution costs and Administrative expense decrease 60 basis points, reaching 27.5%. This is a result of efficiency gains and from the restructuring process, as well as the favorable impact of exchange rates fluctuations. Approximately 50% of the Company’s Distribution costs and Administrative expense are denominated in foreign currencies.

Others. In 2017, SG&A amounted Ch$13,054 million, declining 6.5% from the figure in 2016. As percentage of sales, SG&A reached 23.0%, 80bp below the figure in 2016, reflecting efficiencies in logistics from the restructuring process.

Other Income and expense. In 2017, Other income, net of Other expense totaled Ch$4,594 million, compared to Ch$6,595 million in 2016.

Wine. In 2017, Other income and expense was a net expense of Ch$185 million, below the positive Ch$5,314 million recorded in 2016. The difference is primary explained by the sale of the Paso Robles cellar in the US for Ch$5,330 million in 2016.

Others. Other income and expense was Ch$4,779 million in 2017, above the Ch$1,281 recorded in 2016. In 2017, the line includes net sales from the Real Estate Business for Ch$1,961 million, and in the context of purchase of incremental ownership in Kross beer, a gain of Ch$2.485 million from the revaluation of its previous investment in Kross. In 2016, it comprises compensations received, mainly for the early termination of the Monster distribution contract.

Profit from operating activities. In 2017, Profit from operating activities decreased 11.8% to Ch$61,912 million in comparison to Ch$70,185 million in 2016, and operating margin was 9.6%, down 100bp.

Wine. In 2017, the profit from operating activities decreased 15.7% totaling Ch$57,537 million. These reflect higher wine costs, negative exchange rate impact, and extraordinary costs that are part of the restructuring process in place. During the year the company carried out several initiatives together with a new commercial strategy aimed to increase the profitability of the business. In fact, in the fourth quarter the company observed an improvement in the operating margin, even in a context of higher wine cost and unfavorable exchange rate.

Others. In 2017, the profit from operating activities was Ch$4,375 million, above the figure of Ch$1,958 recorded in 2016. This reflects a higher income from the Real Estate business, revaluation of investments and lower SG&A.

Finance costs, net of Finance income. In 2017, net Finance costs were Ch$9,415 million, 0.9% above the figure of Ch$9,335 million recorded in 2016. Further details are in Note 32 to the Consolidated Financial Statements.

Share of profit (loss) of associates and joint ventures accounted for using equity method, was Ch$3,255 million in 2017, from Ch$4,511 million in 2016. Further details are in Note 11 to the Consolidated Financial Statements.

Exchange differences and Income from adjustment units, net, recorded a gain of Ch$7,959 million in 2017, from a gain of Ch$711 million in 2016, mainly from higher exchange differences. The Company uses derivatives contracts as part of its hedging policy in order to mitigate the effects of currency fluctuations. Further details are in Note 31 to the Consolidated Financial Statements.

Income Tax Expense. In 2017, Income tax expense was Ch$13,720 million, below the figure of Ch$17,542 million in 2016. The lower tax expense reflects a one-off benefit of Ch$2,267 million arising from the remeasurement of net deferred tax liabilities, following the enactment of tax reforms in United States (benefit of Ch$2,234 million), and in Argentina (benefit of Ch$33 million). It also reflects, among other effects, lower permanent differences in Argentina (which in 2017 were Ch$1,628 million below the figure in 2016). This is related to a smaller depreciation of the Argentine peso in 2017 than in 2016. Further details are in the note 21 to the Consolidated Financial Statements.

Profit (loss) attributable to owners of parent. In 2017, Profit attributable to owners of parent increased 3.4%, totaling Ch$49,575 million. Net margin was 7.7% in 2017, 40bp above the figure in 2016.

b) Operating Results: 2016 – 2015

(Ch$ million, except for volume)

	Year Ended December 31,			% Change
		2016	2015	2016/2015
Volume (thousand liters)		351,066	332,811	5.5%
	Wine	325,980	308,974	5.5%
	Others	25,086	23,837	5.2%
Revenue		658,448	636,194	3.5%
	Wine	599,865	580,878	3.3%
	Others	58,583	55,316	5.9%
Cost of sales		412,382	391,505	5.3%
	Wine	368,583	350,676	5.1%
	Others	43,799	40,829	7.3%
Gross profit		246,066	244,689	0.6%
	Wine	231,421	230,184	0.5%
	Others	14,645	14,505	1.0%
Distribution costs and Administrative expense		182,475	172,453	5.8%
	Wine	168,507	160,138	5.2%
	Others	13,968	12,315	13.4%
Other income, Other expense by function		6,595	(1,214)	(643.2%)
	Wine	5,314	(836)	(735.6%)
	Others	1,281	(378)	(438.9%)
Profit from operating activities		70,185	71,022	(1.2%)
	Wine	68,228	69,210	(1.4%)
	Others	1,958	1,812	8.1%

Revenue. In 2016 revenue was Ch$658,448 million, 3.5% above the figure of 2015, reflecting higher volume and average prices, offset in part by an adverse currency fluctuation which amounted Ch.$7,137 million.

Wine. Revenue in the wine segment (including bottled wine, bulk wine and other sales related to the wine segment) increased 3.3% to Ch$599,865 million. This mainly reflects 5.5% higher volume and the premiumization of sales (term used for consumption movements towards more expensive wines), partly offset by currency adverse effects.

Domestic Market Wine. Domestic wine sales increased 9.6% to Ch$71,334 million, driven by a 7.5% higher volume, and a 3.6% higher average sales price, reaching Ch$1,025 per liter. This reflects the higher growth rate in the Premium category, which increased 11.8% in volume. Non-premium wine volume increased 7.1%.

Our strategy is focused on the value of our products and brands, especially those in the Premium category, and regarding clients, on wholesalers, liquor stores, and trade channels (restaurants, caterers, hotels, bars and pubs). In 2016, Premium wine sales increased 11.5% in value, and Non-Premium wine increased 8.6% in value.

Export Revenues. Export sales from Chile and distribution subsidiaries totaled Ch$432,953 in 2016, increasing 1.6% from 2015. This reflects a 4.7% higher volume, offset in part by adverse exchange rate fluctuations. The Chilean peso appreciated against the Sterling pound (8.6%); Brazilian real (1.2%); Norwegian krone (0.7%); Canadian dollar (0.2%) and Mexican peso (12.2%). This was partially offset by a depreciation of Chilean peso against the US dollar (3.4%); Euro (3.1%) and Swedish krona (1.9%). The net impact of exchange rate fluctuations was a loss of Ch$9,262 million.

Despite a difficult economic environment that affected wine consumption in 2016, the Company’s sales volume increased in most export regions, led by Asia (+15.3%), and followed by Latin America & Caribbean (+5.8%), USA & Canada (3.0%), and Europe (1.3%).

Argentine Operations. In 2016, sales from the Argentine operation (excluding shipments to distribution subsidiaries) totaled Ch$27,619 million, with an increase of 8.5% from 2015, reflecting higher volumes in the domestic market (33.6%) and in exports (5.0%). This was offset in part by lower average prices in both markets. In the domestic market, the average price decreased 11.5% to US$1.9 per liter. In export markets the average sales price decrease 2.5% to US$3.12 per liter. Exchange rate fluctuations had a positive net impact of Ch$751 million.

U.S.A. (Fetzer). In 2016, Fetzer’s sales (excluding shipments to distribution subsidiaries) increased 5.9% totaling Ch$67,959 million. This is reflect of positive currency exchange effects, higher average price and stable volume.

In the domestic market, sales grew 5.9%, driven by positive currency effects but also by a higher average price, which reached US$5.46 per liter, increasing 2.1% from 2015. This is in line with the strategy of product repositioning carried out by Fetzer for products in the premium category. Sales volume declined 1.8%, reflecting the drop in bulk wine (90.0%).

Export sales grew 6.5% primarily on a higher volume, which increased 16.6%. The average price in exports decreased 11.1% to US$4.49 per liter, mainly explained by the depreciation of key export currencies, such as Canadian dollar; Sterling pound, and euro against the U.S. dollar. Exchange rate fluctuation for the Fetzer operation had a positive net effect of Ch$1,403 million on sales during 2016.

Others. Other operating segment increased 5.9% to Ch$58,583 million, driven by the growth of both, New business, which is related to the distribution of spirits, premium beers, energy drinks, and mineral water, and in Other revenues, such as fees for bottling services, sales of fruit and other services. New business sales increased 6.5% in value, reaching Ch$51,070 million, and increased 5.2% in volume. Other revenues increased 3.7% to Ch$7,622 million. As of September VCT Chile ended the distribution of Monster Energy Drink in the local market.

Cost of sales. In 2016, the cost of sales increased 5.3% to Ch$412,382 million. The cost of sales as a percentage of revenue reached 62.6%, representing an increase of 110bp compared to prior year.

Wine. In 2016, the cost of sales increased 5.1%, totaling Ch$368,583 million. Cost of sales as a percentage of wine sales increased to 61.4% from 60.4%. This is mainly explained by an adjustment in the cost of the wine of Fetzer Vineyards to realizable value, with an inmpact of Ch$5,510 million on costs. It also reflects a 1.5% higher cost of the wine in Chile, as result of a weaker harvest in 2016, which was impacted by heavy rains during the harvest season.

Others. In 2016, the cost of others sales recorded an increase of 7.3%, totaling Ch$43,779 million. The cost of sales as a percentage of total other sales increased to 74.8% from 73.8%. Following the 3.3% depreciation of the Chilean peso against the US dollar in 2016, Others cost of sales were negatively impacted, due to the nature of the distribution business, considering that most of the spirits, beers and energy drinks are imported products. The increase in cost derived from exchange rate fluctuations totaled Ch$227 million during 2016.

Gross profit. In 2016, the gross profit increased 0.6% to Ch$246,066 million. As a percentage of sales, the gross profit decreased to 37.4% from the figure of 38.5% in 2015.

Wine. In 2016, the gross profit recorded an increase of 0.5% totaling Ch$231,421 million. The gross margin decreased 106 basis points, reaching 38.6%, reflecting the higher costs and the above-mentioned adjustments.

Others. In 2016, the gross profit recorded an increase of 1.0%, totaling Ch$14,645. The gross margin decreased 116 basis points, reaching 25.1%, reflecting a negative currency impact.

Distribution costs and Administrative expense increased 5.8% to Ch$182,475 million. As a percentage of revenues, it increased 27.7% from 27.1% in 2015.

Wine. In 2016, Distribution costs and Administrative expense increased 5.2% totaling Ch$168,507 million. As percentage of sales, it increased 50 basis points, reaching 28.1%, mainly reflecting higher distribution expenses, especially related to the enhancement of products visibility and brand building in our key markets. This was offset in part by favorable exchange rates fluctuations, with an impact of Ch$494 million on Distribution costs and Administrative expense for the wine segment.

Others. In 2016, Distribution costs and Administrative expense increased 13.4%, totaling Ch$13,968 million. As percentage of sales, it increased 160 basis points to 23.8%, reflecting higher expenses in positioning strategies, advertising and promotional activities.

Other Income and expense. In 2016, it totaled Ch$6,595 million, compared to a net expense of Ch$1,214 million in 2015.

Wine. In 2016, Other income and expense was Ch$5,314 million, compared to a net expense of Ch$836 million recorded in 2015. The difference is explained primarily by the sale of the Paso Robles cellar in the US for Ch$5,330 million in 2016.

Others. Other income and expense was Ch$1,281 million in 2017, compared to a net expense of Ch$378 million recorded in 2015. It primary reflects compensations received in 2016, mainly for the anticipated end of the distribution agreement executed by Monster, totaling Ch$1,303 million.

Profit from operating activities. During 2016, the Profit from operating activities decreased 1.2% to Ch$70,185 million. The operating margin decreased 50bp reaching 10.7% of revenue.

Wine. In 2016, the Profit from operating activities decreased 1.4% totaling Ch$68,228 million, and the operating margin decreased 50 basis points, reaching 11.4% of wine revenue, reflecting the adjustment in the cost of the wine of Fetzer Vineyards, the rise in the Chilean cost of the wine and adverse currency fluctuations in the second half of the year. This was offset in part by divestments at Fetzer Vineyards, which are comprised in the Other income account.

Others. In 2016, Profit from operating activities increased 8.1% totaling Ch$1,958 million, reflecting the compensation from Monster energy drink, offset in part by unfavorable currency fluctuations, as described above.

Finance costs, net of Finance income. In 2016, Finance costs, net of Finance income were Ch$9,335 million, 0.8% below the figure of Ch$9,413 in 2015. Further details are in Note 32 to the Consolidated Financial Statements.

Share of profit (loss) of associates and joint ventures accounted for using equity method. It was Ch$4,511 million in 2016, from Ch$5,324 million in 2015. Further details are in Note 11 to the Consolidated Financial Statements.

Exchange differences and Income from adjustment units, net, recorded a gain of Ch$711 million in 2016, from a loss of Ch$53 million in 2015, mainly on higher Income from adjustment units. Further details are in Note 31 to the Consolidated Financial Statements.

Income tax expense In 2016, the income tax rate was 26.6%, 185 bp above the 24.7% of 2015. This reflects an extraordinary expense of Ch$354 million recognized in 2016, related to tax payments of previous periods, which were in dispute with the General Administration of Public Income of Argentina (AFIP). It also reflects an increase in the corporate tax rate in Chile to 24.0% in 2016 from 22.5% in 2015.

Profit (loss) attributable to owners of parent. In 2016, the profit attributable to owners of parent decreased 3.7% to Ch$47,931 million from Ch$49,797 million in 2015. Net margin was 7.3% in 2016, 50bp below the figure in 2015.

Impact of Foreign Currency Fluctuations

As of December 31st, 2017, approximately 80% of the Company’s revenues were denominated in US dollar, Sterling pound, Euro, Canadian dollar, Argentine peso, Brazilian real, Swedish krona, Norwegian krone, and Mexican peso. Regarding costs and expenses, approximately 50% of them are denominated in foreign currency (operations in USA, and supplies such as bottles (partly), corks, and Tetra Brik containers; prices are mainly set in US dollar), providing a partial currency hedge.

In 2017, the average Chilean peso appreciated 4.2% against the US dollar. In 2016 and 2015, the Chilean currency depreciated against the US dollar in 3.3% and 12.9%, respectively.

The Company enters into forward foreign exchange agreements to minimize its exposure to the risks of changes in foreign exchange rates. The diversification of the export sales by currency also has contributed to reduce the foreign exchange risks. Since 1993, the Company has attempted to balance US dollar- denominated assets and liabilities. See Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

5.B. Liquidity and Capital Resources

Liquidity

In 2017, the Company’s sources of liquidity were cash generated by its operating activities and cash inflows from financing activities. This was used for payments of financial debt and the financing of investments during the year.

Before accounting for the effects of changes in exchange rates, the Company’s cash and cash equivalents decreased Ch$15,125 million during 2017, which was primarily the result of higher investing activities. In 2016, the Company generated positive cash flow of Ch$19,424 million, and in 2015 the Company generated negative cash flow of Ch$275. The variation of exchange rates had negative effects in 2017 and 2016 of Ch$926 million and Ch$2,845 million, respectively. In 2015, it had a positive effect of Ch$ 607million.

Net cash flows from operating activities were Ch$19,997 million in 2017, Ch$43,868 million in 2016, and Ch$62,427 million in 2015. The decrease seen in the last two years is mainly explained by higher production costs, mainly from the impact of weaker harvests in 2016 and 2017 , a negative net effect derived from exchange rate fluctuations and a negative impact from sequential increases in the corporate tax rate in the Chilean economy.

Net cash flow used in investing activities was Ch$51,433 million in 2017. The principal investments were the purchase of property, plant and equipment, focused on the agriculture area, comprising the acquisition of new properties and the developing and planting of vineyards in estates purchased in previous years, investments on the oenology regarding the expansion of vinification and cellar capacity, and the acquisition of barrels. It also comprises the acquisition of interest in other entities, such as Southern Brewing Company. In 2016 and 2015 the net cash flow used in investing activities was Ch$30,237 million and Ch$20,585 million, respectively.

During 2017, Net cash flow from the financing activities was of Ch$16,311 million. In 2016, Net cash flow from the financing activities totaled Ch$5,793, primarily from the inflow in November 2016 of a 25-year bond issuance in the local market at an interest rate of 2.69% per year. During 2015, Net cash flow provided by financing activities totaled Ch$42,117 million.

As of December 31, 2017, the Company’s total assets were Ch$1,056,827 million, increasing 4.0% from Ch$1,015,839 million on December 31, 2016. In 2016, total assets increased 3.4% from Ch$982,687 million in 2015.

As of December 31, 2017, the Company cash and cash equivalents totaled Ch$31,162 million. In addition, approximately US$ 357 million was available under undrawn bank lines of credit. In the Company’s opinion, its working capital of Ch$310,240 million as of December 31, 2017 is sufficient to satisfy the Company ‘operational present requirements.

Current liabilities increased 8.8%, to Ch$320,692 million as of December 31, 2017 from Ch$294,870 million as of December 31, 2016. In 2016, the line increased 10.6% from Ch$266,593 million in 2015. In December 2017, the short term financial debt increased 37.7% to Ch$140,452 million from Ch$101,999 million in December 2016. In 2016, the short term financial debt increased 12.3% from Ch$90,852 million in December 2015.

Long-term liabilities, excluding derivatives, corresponding to debt to financial institutions and four bonds, decreased to Ch$124,219 million as of December 31, 2017, from Ch$145,019 million in 2016, and from Ch$160,728 million in 2015.

On November 14, 2012, the Company issued a 6-year bond in the local market for UF 1.5 million (equivalent to Ch$40,197 million as of December 31, 2017), at an interest rate of 3.5% per year. The principal and interest payments were stated on semi-annual installments, from May 2016 and May 2013, respectively.

In 2014, the Company issued two bonds for UF 1.0 million each (equivalent to Ch$26,798 million as of December 31, 2017) in the local market. They have 6-year and 24-year terms, and interest rates of 2.18% and 3.49% per year, respectively. The 6-year bond was issued on September 11, 2014. Its principal and interests are payable in semi-annual installments, beginning in March 2018 and September 2014, respectively. The 24-year bond’s principal and interests are payable in semi-annual installments, beginning in March 2025 and September 2014, respectively. The proceeds of these bonds were used to prepay a bond issued in 2005 and to address the maturities of short-term debt during 2015.

In November of 2016 the company issued a 25-year bond on the local market at an interest rate of 2.69% per year. The principal and interest payments are payable in semi-annual installments, from April 2037 and from April 2017, respectively.

Covenants associated with the issuance of bonds payable are detailed in Note 34 to the Financial Statements — Contingencies and Restrictions. Bond covenants require the Company to maintain certain financial ratios. Among them, the Company is required to (1) maintain an indebtedness ratio (the ratio of current and long-term liabilities to shareholders’ equity plus Non-controlling interest) no greater than 1.4 times; (2) maintain, at all times, during the life of the present bond issuance, minimum equity of five million UF; and (3) maintain at all times an interest coverage ratio (the ratio of operating income plus depreciation plus operating amortization to interest expenses) of a minimum of 2.5 times.

For the 25-year Bond, the covenant of the indebtedness ratio was replaced with the total net debt over equity ratio, and has to be no greater than 1.2 times.

As of December 31, 2017, the Company is in compliance with all bond covenants and has a consolidated indebtedness ratio of 0.92 times, equity of 20,6 million UF, an interest coverage ratio is 8.18 times and net debt over equity ratio of 0.43 times.

As of December 31, 2017, the Company’s total interest-bearing financial debt amounted Ch$261,819 million, of which, Ch$137,140 million was short-term debt and Ch$124,679 million was long-term debt with maturities to 2019 for its bank debt and 2041 for the bond debt. Approximately 100% of financial debt has a fixed-rate and is denominated in Chilean peso, UF, U.S. dollar, Brazilian real, Mexican peso, and Argentine peso.

For further detail on interest bearing debt and financial instruments used for hedging as of December 31, 2017, see Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

Capital Expenditures

Capital expenditures which comprise purchases of property, Other cash payments to acquire equity or debt instruments of other entities, and purchases of intangible assets amounted Ch$55,874 million in 2017, Ch$ 44,906 million in 2016, and Ch$24,072 million in 2015. In 2017, investments related to agriculture comprised the acquisition of new properties, and the development and planting of vineyards in estates purchased in previous years. Investments in the oenology area included the expansion of vinification and cellar capacity, acquisition of barrels and new cellars. In Argentina, new investments were oriented to the acquisition of land, vineyard development and cellar facilities. In Fetzer, investments included the modernization of a bottling line. Other permanent investments are explained in a high extent by the purchase of an incremental stake in the property of Southern Brewing Company (Kross Beer).

The estimated capital expenditure budget for 2018 is approximately Ch$32,000 million, for purchases of lands, development of lands acquired in the previous years, reforms in of storage and fermentation facilities, and the acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines. However, this figure is preliminary and still needs to be approved by the board of directors. The following table sets forth the Company’s capital expenditures for the different areas in 2017, 2016, and 2015.

Capital Expenditures(1)
(Ch$ million)
Area:	2017	2016	2015
Agriculture	16,545	15,879	8,605
Oenology, technical and bottling facilities	24,636	17,582	8,068
Viña Trivento (Argentina)	1,852	3,939	1,998
Fetzer (United States)	5,265	4,363	2,114
Other permanent investments(2)	5,745	15	70
Administration and others	1,830	3,128	3,217
Total	55,874	44,906	24,072

(1) The investment figures in this table correspond to amounts net of V.A.T., while figures in the Consolidated Statements of Cash Flows include V.A.T.

(2) In 2017 it includes the purchase of incremental stake in the property of Southern Brewing Company (Kross Beer).

The Company expects to continue purchasing and developing vineyards and the related infrastructure needed to support future growth and may incur additional expenditures for vineyards if opportunities become available. Management reviews the capital expenditure program periodically and modifies it as required to meet current business needs.

5.C. Research and Development, Patents and Licenses

Innovation is one of the distinguishing pillars of Viña Concha y Toro. Through the Center for Research and Innovation (CRI), inaugurated in 2014, the company has driven new R&D efforts along with the formation and dissemination of new knowledge for the global wine industry.

The CRI has a laboratory for chemical analysis and molecular biology, an experimental winery equipped with industrial technologies, and an extension center that features a large, modern auditorium, and a tasting and sensory experimentation room. One of the main landmarks in 2017 was the consolidation of the CRI capacities and equipment and the automation of the molecular biology laboratory, unique in Latin America, which has allowed generating new grapevine plant material knowledge with the use of last generation technology. With this new automation equipment, the CRI is moving more efficiently and accurately in the research of vineyard diseases, since it increases the capacity of sample analysis by reducing execution time and eliminating, almost completely, on the human error associated with the sample preparation.

During the year, within the framework of the Strategic Program "Strengthening of the Plant Material", the CRI began implementing the project “Portfolio of Corporate R&D CORFO”, which aims to promote high impact innovation projects, allowing new investments and enhancing the R&D line to produce superior phytosanitary quality plant material and thus getting closer to the vineyard of the future.

An important part of the work done at the CRI is linked to the communication and transfer of knowledge generated from the research activities carried out both in Chile and in the USA, with the participation of Fetzer Vineyards. This year the CRI managed to consolidate within the innovation and industry research networks, participating in important international forums as Open EUREKA Innovation Week at Barcelona, Spain, and 20th GiESCO International Meeting in sustainable viticulture and winemaking at Mendoza, Argentina.

During 2017 the CRI made 54 extension activities, which range from receiving visits from schools and universities to master classes of renowned international researchers who lead worldwide scientific advances in the field. Knowledge transfer is also focused towards the inside of the company, through the realization of workshops addressed to agricultural and technical areas in Chile and Argentina. The activities organized by the CRI counted with the participation of grape growers, winemakers and professionals of Viña Concha y Toro. Through strategic alliances with major industry players such as UC Davis, Mercier Group, R&D Consortium Wines of Chile, CORFO, Oenoviti International Network, American Society for Enology and Viticulture and Innovation Center UC, the CRI keeps at the forefront of the last scientific and technological advances, generating and sharing knowledge for the wine industry.

5.D. Trend Information

A historically low level of production characterized the 2017 season. World production is estimated by the O.I.V. at 250 million hl, representing a decrease of 9% compared to 2016. In Europe, as a result of unfavorable climatic conditions, production fell by 15% with the three main producers Italy, France and Spain presenting strong declines in production. In the southern hemisphere, the 2017 harvest in Chile showed a fall of 6.4%, marking a second harvest to the downside after the fall of 21.2% registered in 2016. In Argentina, production grew 12.7% compared to a very low level in 2016, and representing a drop of 24% compared to the average of the last 5 years.

This new balance, with a lower overall production has been reflected in upward pressures in the cost of raw material and bulk wine.

In 2017, world wine consumption according to the OIV is estimated at 243 million Hl, up 0.7% as compared to 2016. Wine consumption growth has been led by new consumer areas such as Asia, the United States, and Latin America. For its part, the greatest dynamism has occurred in the higher-priced segments, Premium category (with a retail price from US$ 10 and above). This category is the Company’s focus and therefore the major efforts in sales and marketing will be oriented to increase awareness and market positioning of its premium key brands.

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

5.E. Off - Balance Sheet Arrangements

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

5.F. Tabular Disclosure of Contractual Obligations

The table below is a summary of the Company’s contractual obligations as of December 31, 2017:

Payments due by period
(million Ch$)
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual Obligations
Long-term debt obligations (1)	131,528	—	48,084	1,546	81,898
Lease obligations (2)	2,478	703	401	401	973
Interests payables from banks and bonds obligations (3)	43,838	5,127	4,867	4,312	29,532
Purchase obligations (4)	22,804	8,179	12,155	2,084	386
Total	200,648	14,009	65,507	8,343	112,789

(1) Includes payables to banks, bonds, leasing, related accounts and provisions.

(2) Corresponds to land leases, classified as capital leases for accounting purposes.

(3) Corresponds to payables to banks and bonds interests, whose rate of interest is fixed and variable.

(4) Corresponds to payment obligations related to the grape and wine contracts.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

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

At the annual general shareholder’s meeting held on April 24, 2017, the entire Board of Director was subject to election. The directors elected for a new three year term were Alfonso Larraín Santa María, Rafael Guilisasti Gana, Mariano Fontecilla de Santiago Concha, Pablo Guilisasti Gana, Jorge Desormeaux Jiménez, Rafael Marín Jordán and Andrés Larraín Santa María.

Directors

The following table lists the Company’s directors, as of March 31, 2018:

Name		Age	Years with the Company	Current Position held since
Directors:
Alfonso Larraín Santa María	Chairman	81	48	1998
Rafael Guilisasti Gana	Vice Chairman	64	39	1998
Mariano Fontecilla de Santiago Concha	Director	93	43	1995
Pablo Guilisasti Gana	Director	63	13	2005
Jorge Desormeaux Jiménez	Director	67	6	2011
Rafael Marín Jordán	Director	48	2	2017
Andrés Larraín Santa María	Director	78	47	2017

The following provides biographical information with respect to the Company’s directors:

Alfonso Larraín Santa María. Mr. Larraín joined the company as Director in 1969 and has been Chief Executive Officer (1973-1989) and Vice-Chairman of the Board (1989- 1998). Over this time, he has pursued a strong policy of opening the Company to opportunities in external markets. Among several positions in trade associations, in the 1980s he served for two periods as President of the Chilean Association of Wine Exporters and Bottlers. Currently, he is also Adviser of the Santiago Chamber of Commerce.

Rafael Guilisasti Gana. Mr. Guilisasti has wide expertise and background in the Chilean wine industry. He joined Viña Concha y Toro in 1978, and worked as Export Director from 1985 to 1998, a period of great expansion for the Company in international markets.

In the period 1986-2003, Mr. Guilisasti was Chairman of Wines of Chile. Wines of Chile is the Chilean wine-producers association whose objects are to promote the Chilean wine in international markets, and to analyze legal and regulatory issues related to the Chilean wine industry. He also served as President of the “Confederación de la Producción y el Comercio” (CPC), which is an entrepreneur association, representing the most important productive industries in the country (2008-2010), and as member of the Elective Council of the Chilean manufacturers’ association (“Sociedad de Fomento Fabril”) in the periods 2005-2011, and 2013-2017. Currently, Mr. Guilisasti is the President of Emiliana Vineyards, a leading winery in organic wines, and Director of Viña Almaviva, a 50/50 joint venture between Viña Concha y Toro and Baron Philippe de Rothschild.

Mariano Fontecilla de Santiago Concha. Director of the Company for several periods: initially in 1949, yet most recently since 1995. Mr. Fontecilla is a direct descendant of the first Marqués de Casa Concha and great grandson of the Company‘s founder, Don Melchor Concha y Toro. Mr. Fontecilla studied Law and joined the diplomatic service at the Diplomatic School of Spain, and at the Ministry of Foreign Affairs of Chile. Later, he served as Chilean Ambassador to Spain, Norway, Italy, Finland, Iceland, and Malta. Currently, he is the diplomatic coordinator of the National Congress of Chile. In the period 1998-2004, he was President of Viñedos Emiliana. Recognized for his contribution to the promotion of Chilean wines, Mr. Fontecilla was made honorary member of the Wine Industry Brotherhood.

Pablo Guilisasti Gana. In 1977, he joined Concha y Toro and held the position of Export Manager until 1986. In 1986, he was appointed General Manager of Frutícola Viconto, position held until 1999, when he was elected Director of that company, which business are the production of fresh fruit and nuts. He has also served as Vice-President of Viñedos Emiliana between 1998 and 2005. Currently, Mr. Pablo Guilisasti continues serving as Director of Frutícola Viconto. He is also President of Comercial Greenvic S.A., a company dedicated to the export of fruit, and Director of Fundación Juan Pablo II.

Jorge Desormeaux Jiménez. In 1973, Mr. Desormeaux graduated in Economics and Business Administration from Pontificia Universidad Católica de Chile, and entered the Ph.D. Program at the Massachusetts Institute of Technology (MIT). In 1979, he returned to Pontificia Universidad Católica de Chile, as Professor at the Institute of Economics and later, at the MBA Program. Concurrently, since 1985 he served as external economic advisor to several companies, banks, and international agencies. In 1999 he was appointed Board Member of the Central Bank of Chile for a period of 10 years, and in 2007 he was elected Vice-President of the same entity. In 2010, he was appointed Chairman of the Reform Commission on financial market regulation and supervision. Currently, Mr. Desormeaux serves as external economic advisor to Banco de Chile, since 2010. Also he is member of the Board of Directors of Universidad Diego Portales and AntarChile, since 2005 and 2010, respectively.

Rafael Marín Jordán. Mr. Marín holds a Bachelor degree in Business administration from Universidad Diego Portales, and an MBA from Pontificia Universidad Católica de Chile. In the period 1994-1996, he served as Client Manager in Nevasa Corredores de Bolsa S.A., a Chilean brokerage house. Between 1999 and 2001, Mr. Marín was Export Manager at Viña Concha y Toro, responsible for Eastern Europe and Middle East regions. In the period 2001-2014, he was Director of several companies of the CGE group: Binaria S.A., Tusan S.A., CGE Distribución S.A., Conafe S.A., Indiver S.A., Gasco GLP S.A., Gassur S.A., and Cemento Polpaico S.A. Since 2005, Mr. Marín is Chairman of the Board of Latam Factors S.A., a financial services company, with local and international reach, primarily in leasing and factoring services. He also is a member of its Risk Committee.

Andrés Larraín Santa María. He joined the company in 1971 and was Agricultural Manager in the period 1978-2017. He was responsible for the management of more than 10,000 hectares of land in Chile, positioning Viña Concha y Toro as a leading company in the development of vineyards and new valleys throughout the country. Mr. Larraín was also President and Vice-President of Frutícola Viconto S.A.

Senior Management

The following table lists the Company’s senior managers, as of March 31, 2018:

Name	Position	Date of Birth	Years with the Company	Current position held since
Eduardo Guilisasti Gana	Chief Executive Officer	16.09.1952	39	1989
Osvaldo Solar Venegas	Chief Financial Officer	02.07.1961	30	1996
Thomas Domeyko Cassel	Corporate Distribution Offices Director	11.02.1967	24	2006
Cristián López Pascual	Corporate Export Director	01.03.1972	7	2013
Ignacio Izcue Elgart	Export Director USA	12.08.1974	17	2014
Enrique Tirado Santelices	Head Oenologist Don Melchor	22.08.1966	25	1993
Cristóbal Goycoolea Nagel	Corporate Marketing Director Global Brands	08.06.1974	7	2015
Isabel Guilisasti Gana	Marketing Director Origin Wines	19.02.1958	20	2004
Daniel Durán Urízar	Corporate Controlling and IT Director	14.01.1972	22	2013
Tomás Larraín León	Procurement and Services Corporate Director	25.11.1966	27	2017
Lía Vera Pérez-Gacitúa	Operations & Supply Chain Director	25.02.1973	10	2017
Cecilia Cobos	Human Resources Director	24.10.1958	4	2013
Max Larraín León	Agricultural Director	27.09.1968	26	2017
Marcelo Papa Cortesi	Technical Director	15.01.1967	26	2017
Subsidiaries
Paul Konar Elder	General Manager Viña Cono Sur	26.04.1973	20	2018
Giancarlo Bianchetti González	Chief Executive Officer Fetzer Vineyards	16.11.1971	18	2011
Nicolas Blomstrom Bjuvman	General Manager VCT Chile	23.03.1981	11	2017
Santiago Ribisich	General Manager Trivento Bodegas y Viñedos	17.11.1977	12	2017

Eduardo Guilisasti Gana. Civil Engineer. Joined the Company in 1978 as Commercial Director. Appointed CEO in 1989. Under his leadership the Company initiated a broad vineyard and cellar-oriented investment plan and expansion in the export markets. Highlights of this period include the Company’s consolidation of a worldwide sales and distribution network, the strengthening of the leadership position in the sale of fine wines in each market segment and the strong growth and increase in the market value of the Company. In addition, through the adoption of viticulture research and technology, the winery has transformed into a leader in the industry. He is director of Viña Almaviva, Southern Brewing Company S.A. and Molymet S.A. Also he is Chairman of Viña Cono Sur S.A.

Osvaldo Solar Venegas. Mr. Solar holds a degree in Business Administration. He has been in charge of financial matters since 1992, initially as Financial Manager and since September 1996, as Chief Financial Officer. He is responsible of the financial, accounting, administrative, planning, performance and legal areas. He is a director of Industria Corchera, Concha y Toro UK, Escalade Wines & Spirits, Inc., Fetzer Vineyards, Southern Brewing Company S.A.,VCT Group of Wineries Asia and Fundación Cultura Nacional.

Thomas Domeyko Cassel. Economist. Joined the Company in January 1994 as Deputy CFO. Appointed International Business Manager in 1996. Moved to Mendoza, Argentina in 1997 as General Manager of Viña Trivento. Appointed Export Director for the North Zone in December 2000 and Corporate Export Director North Zone in 2006. In January 2018, Mr. Domeyko assumed new responsibilities within the company as Corporate Distribution Offices Director, responsible for the UK, Nordic, Mexican, Canadian and Brazilian markets. He is also director of Escalade Wines and Spirits, Concha y Toro UK Limited, Concha y Toro Sweden AB, Concha y Toro Finland OY, Concha y Toro Norway AS, VCT Norway, and Director of Wines of Chile.

Cristián López Pascual. Publicist and MBA. In 1996 joined the Company to help set up and develop the International Marketing Department and the brand portfolio strategy for the global export markets with key focus on the USA. In December 2000 he was appointed to set up and develop a new company subsidiary Concha y Toro UK occupying the position of Co-General Manager as Commercial Director. In 2005, he was appointed Managing Director of Concha y Toro UK Limited. In 2005 he accomplished the international Wine MBA in Kedge Business School. He was part of the UK Steering Committee for Wines of Chile in the period 2001-2005 and a member of the International advisory board from 2010-2013 and now forms part of the Asia Committee. In January 2010 he was appointed Corporate Export Director Asia. In January 2018 Mr. López was appointed Corporate Export Director, responsible for all countries in which the company does not have its own distribution network. He is also director of VCT Group of Wineries Asia Pte. Ltd., VCT China (Gan Lu) and VCT Japan Company Ltd.

Ignacio Izcue Elgart. Mr. Izcue joined the company in 2001 as part of the marketing team for VCT Chile. In 2008, he was appointed Export Director for Viña Maipo. Since 2014, he is the Export Director for Concha y Toro responsible for the US market sales. Board member of Southern Brewing Company (Kross) since January 2018. Mr. Izcue holds a degree in Business Administration.

Enrique Tirado Santelices. Oenologist. Upon joining the Company in 1993 he started working with varietal ranges, Casillero del Diablo and Marqués de Casa Concha. He rose to head winemaker in 1997, responsible for every line of premium wine, including Amelia and Don Melchor. In 1999, his extraordinary enological sensitivity led to his appointment as Head winemaker for Don Melchor.

Cristobal Goycoolea Nagel. Mr. Goycoolea holds a degree in Business Administration. He joined the Company’s marketing department in 2000. In 2008, he was named Marketing Director for Subsidaries Wineries. In 2010, he was named Marketing Director Global Brands, and in 2015, Corporate Marketing Director Global Brands.

Isabel Guilisasti Gana. Graduated at the Pontificia Universidad Católica, with a degree in Art and advanced studies in marketing. In 1998, she was appointed marketing director of Viña Cono Sur and in 2000 she took over as Director of Communications of Concha y Toro. In 2001 she was named Director of International Marketing of Fine Wines responsible for Concha y Toro’s super and ultra-premium brands. In 2004 she was named Marketing Director Origin Wines.

Daniel Durán Urízar. Civil Engineer and MBA. Joined the Company in 1995 as planning and development projects analyst. Manager of Logistics since 1998. Chief Information Officer since May 2001 and Chief Process Officer since 2010. Responsible for providing the right technology solutions with a Global understanding of the Company. In 2017, he was named Corporate Controlling and IT Director.

Tomás Larraín León. Agricultural Engineer. In 1991, joined Concha y Toro’s agricultural area. In 1995, he was named Agricultural Deputy Manager. Between 2001 and 2006, he was General Manager of Trivento Viñedos y Bodegas in Argentina. In February 2007, was appointed Export Director for the U.S. market. As of December 2009 he was named Supply Contracts and New International Businesses Manager. At 2013 he was appointed as Negotiations and Operation Corporate Director. In 2017 he assumed as Procurement and Services Corporate Director.

Lia Vera Pérez-Gacitúa. Mrs. Vera joined the Company in 2007 as Head of Costumer Services for Europe, Canada and Japan. Since May 2017 she is the Operations & Supply Chain Director. Mrs. Vera has a degree in Civil Engineering.

Cecilia Cobos Zepeda. Mrs. Cobos joined the Company as Human Resources Director in 2013. She holds a degree in Business Administration and an MBA, and has previous working experience in the human resources area of companies such as Emel, Fasa and Codelco.

Max Larraín León. Mr. Larraín joined the Company in 1992 as a vineyard Manager in Maule Valley. In 2011 he assumed as Assistant Manager of Agricultural Operations. In May 2015 he is promoted to Manager of Agricultural Operations. Since May 2017 he is the Agricultural Director. He holds a degree in Agricultural Engineer and MBA in ESE Business School.

Marcelo Papa. Agricultural engineering, Oenologist from the Catholic University of Chile. Joined the company in 1998 as lead wine maker of Casillero del Diablo. For the last 20 years he has also been responsible for one of the country’s most famous and most traditional brands, Marques de Casa Concha. Mr. Papa was named “Winemaker of the Year” by the 2004 Guide to Chilean Wines, one of Chile’s most important specialized publications, and the Chilean Circle of Food & Winewriters named him “2007 Winemaker of the Year” for his outstanding work with Marques de Casa Concha. In late 2017, Marcelo Papa was named Viña Concha y Toro’s Technical Director. In this position Marcelo will oversee the technical direction of the company’s entire portfolio of products.

Subsidiaries

Paul Konar Elder. Agricultural Engineer. Joined the Company’s commercial department in 1997. In 2006 named Export Manager North Zone. In 2010 named General Manager of Quinta de Maipo, a commercial platform for the sales and marketing of 4 wineries in Chile (Viña Maipo, Palo Alto, Canepa and Maycas del Limarí) and 3 wineries in Argentina (Trivento, Finca La Chamiza and Pampas del Sur). In January 2018, Mr. Konar was appointed General Manager of Viña Cono Sur.

Giancarlo Bianchetti González. Mr. Bianchetti holds a degree in Business Administration. He joined the Company’s marketing department in 2000. In 2001, he took responsibility for the brands Casillero del Diablo, Frontera and Sunrise, and led the promotion and global campaign for Casillero del Diablo. In 2004 named Marketing Director Global Brands. In 2010 he was named Corporate Export Director USA. In August 2011 he was named CEO of Fetzer Vineyards. Since 2011 he was appointed as co-manager of Excelsior Wine Company LLC. Since 2013 he is director of Excelsior Wine Company LLC.

Niclas Blomström Bjuvman. Mr. Blomström holds a degree in Business Administration. He started in the company as Export Manager in 2006 with an active participation in the planning and set up of the VCT Nordic subsidiaries (Sweden, Norway and Finland). In 2009, was appointed Financial and Logistic Director of VCT Nordic based in Stockholm and later (2012) was appointed GM VCT Nordic. After 9 years in Stockholm, in 2018 he was named CEO of VCT Chile based in Santiago.

Santiago Ribisich.Mr. Ribisich holds a Master degree in Business and Finance Administration. He joined Trivento in 2006 in the financial department and in 2010 was promoted as Financial and Administration Manager. In 2014 was name General Manager of Trivento.

Family Relationships

Eduardo Guilisasti Gana, Rafael Guilisasti Gana, Pablo Guilisasti Gana and Isabel Guilisasti Gana are siblings. Alfonso Larraín Santa María and Andrés Larraín Santa María are brothers. Tomás Larraín León and Max Larraín León are sons of Andrés Larraín Santa María.

6.B. Compensation

In accordance with the Company’s By-Laws, directors’ compensation for any given fiscal year is determined annually at the general shareholders’ meeting occurring in the immediately following fiscal year. Compensation paid in 2017 in respect of 2016 equaled 1.3% of the net profits of the Company. The amount of 300 UF per month has been allocated to cover the executive responsibilities of the chairman of the Board.

The following table sets forth the compensation paid to each of the directors of the Company in 2017, 2016, and 2015.

Directors’ Compensation
(thousand Ch$)	2017	2016	2015
Attendance:
Alfonso Larraín Santa María	89,015	92,481	79,953
Rafael Guilisasti Gana	89,015	92,481	79,953
Francisco Marín Estévez	89,015	92,481	79,953
Mariano Fontecilla de Santiago Concha	89,015	92,481	79,953
Sergio de la Cuadra Fabres	89,015	92,481	79,953
Pablo Guilisasti Gana	89,015	92,481	79,953
Jorge Desormeaux Jiménez	89,015	92,481	79,953
Chairman of the Board:
Alfonso Larraín Santa María	95,719	93,779	90,210
Committee:
Rafael Guilisasti Gana	29,672	30,827	26,651
Sergio de la Cuadra Fabres	29,672	30,827	26,651
Jorge Desormeaux Jiménez	29,672	30,827	26,651
Total	807,838	833,627	729,834

In April 2017, Andrés Larraín Santa María and Rafael Marín Jordán were elected directors. The latter was also elected member of the Director's Committee. In consequence, both directors perceive the corresponding compensation in 2018, once the Company's 2017 results have been determined.

Andrés Larraín Santa María, who served at the Company as Agricultural Manager until April 2017, received remunerations related to consulting services for Ch$18,663,411 in 2017, after his appointment as Director. Those remunerations were approved at the time by the Company´s Board, according to the Chilean Corporate Law.

For the year ended December 31, 2017, the aggregate amount of compensation paid by the Company to senior managers, managers and managers of the Company subsidiaries, totaling 46 executives, was approximately Ch$8,071 million.

6.C. Board Practices

Members of the current Board of Directors were elected at the Annual General Shareholders’ Meeting held on April 24, 2017 and will serve until April 2020, assuming no vacancies occur. The Company’s executive officers are appointed by the Board of Directors and hold office at the discretion of the Board.

There are no service contracts between the directors of the Company and the Company or any of its subsidiaries providing for benefits upon termination of a director’s employment.

In compliance with the current Chilean rules and regulations, a Directors’ Committee was established at the Company on May 23, 2001. As of April 27, 2017, the Directors’ Committee members are Jorge Desormeaux Jiménez (President), Rafael Guilisasti Gana and Rafael Marín Jordán. The primary functions of the Directors’ Committee include:

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

The Directors’ Committee convened on fourteen separate occasions during the fiscal year 2017. The following were among the principal activities of the Directors’ Committee during 2017, Annual Activity Report:

•	Review of the annual and quarterly reports of the external auditors, the balance sheet and other financial statements presented by the Company's management.
•	Suggest to the Board of Directors the appointment of and specific external auditor and credit rating agencies, to be suggested to the respective shareholders' meeting.
•	Examine and approve the operations referred to Title XVI of Law No. 18,046 (related parties). The detail of these operations is contained in the notes to the Consolidated Financial Statements, especially those related to the sale of grapes and wines.
•	Examine the compensation systems and compensation plans of the Company's chief executives.
•	Review and approve the Company's 20-F report.
•	Review the functioning of the Anonymous Complaints Service set by the company and the implementation of the internal Crime Prevention Model.
•	Review the Internal Audit reports and the compliance with the annual audit plan prepared by the Company's Corporate Auditor.

The Shareholder approved a salary to each Member of the Committee equal to one third of the salary that the members of the Board of Directors receive. In the Ordinary Meeting of the Shareholders it was approved an annual budget of 60.000.000 Chilean pesos for the Committee. During the 2017 period the Committee hired professional services in order to assess transactions between third parties and internal control. The annual cost was Ch$18,560,858.

Since April 2017, the members of the Audit Committee have been: Jorge Desormeaux Jiménez, Rafael Guilisasti Gana and Rafael Marín Jordán. Jorge Desormeaux Jiménez and Rafael Marín Jordán, according US Law, are independent directors while Rafael Guilisasti is not independent. Mr. Guilisasti is relying on an exemption of the Listing Standards relating to Audit Committees of Rule 10A-3 promulgated under the Exchange Act. See Item 16.D. — “Exemptions from the Listing Standards for Audit Committees.”

We currently do not have a separate remuneration committee; however, the Company’s Directors’ Committee carries out the functions usually performed by this committee. It also promotes auditor independence by prohibiting auditors from providing certain non-audit services while conducting audits. The Company’s existing oversight and corporate governance practices fully honor the spirit and requirements of Sarbanes-Oxley Act reforms in many respects. For instance, auditor independence has been strengthened with the adoption of an auditor independence policy by the Company. See Item 16.A. — “Audit Committee Financial Expert.”

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

6.D. Employees

As of December 31, 2017, 2016 and 2015, the Company’s Chilean operations had 2,456, 2,634, and 2,603 employees, respectively. Personnel in the Company’s foreign subsidiaries totaled 861, 846 and 852 employees as of December 31, 2017, 2016, and 2015, respectively. The Company also hires temporary workers during the harvesting season, which averaged 1,070, 1,142 and 1,205 temporary workers in the respective years.

Nine labor unions represent an aggregate of approximately 998 of the Company’s employees (approximately 108 administrative employees, 101 sales employees and 789 plant employees). Labor relations with unionized personnel are governed by collective bargaining agreements negotiated in 2014–2016 that expire in 2017–2020. The Company believes that has a good-working relationship with its labor unions; however, the Company is unable to predict the outcome of any future negotiation with such labor unions. There are four contracts that expire in 2018; both parts intend to negotiate and the Company expects to formalize an agreement without any problems.

Under the Chilean law, all employees who are terminated for reasons other than misconduct are entitled to the basic payment of one month’s salary for each year worked, or a six-month portion thereof, subject to a limit of 11 months’ severance payment for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limit.

The Company does not maintain any pension or retirement programs for its employees. Workers in Chile are covered by a national pension law which establishes a system of independent pension plans administered by the Pension Fund Administrators (Administradoras de Fondos de Pensiones). The Company has no liability to alter the performance of the pension plans or any pension payments to be made to the employees in Chile.

All of the company’s workers receive an annual bonus, which correspond at least to one monthly salary, proportion to their salary and date of entry of the calendar year. This bonus does not consider temporary workers and employees who work by commissions.

6.E. Share Ownership

The following table sets forth the number of the Company’s shares owned directly and indirectly by its directors and executive officers, as of March 31, 2018. Executive officers not listed do not own shares.

Share Ownership of Directors and Senior Management(1)
	No. of shares owned	% of Total subscribed shares(2)
Eduardo Guilisasti Gana(3)	179,871,286	24.08%
Rafael Guilisasti Gana(3)	177,027,404	23.70%
Pablo Guilisasti Gana(3)	178,109,653	23.84%
Isabel Guilisasti Gana(3)	4,718,180	0.63%
Alfonso Larraín Santa María(4)	85,482,846	11.44%
Rafael Marín Jordán(5)	67,241,040	9.00%
Mariano Fontecilla de Santiago Concha(6)	24,849,156	3.33%
Osvaldo Solar Venegas(7)	26,159,354	3.50%
Thomas Domeyko Cassel (8)	28,557	(*)
Enrique Tirado Santelices(9)	10,876	(*)
Daniel Durán Urízar(10)	10,286	(*)
Giancarlo Bianchetti González(11)	50,513	(*)
Cristóbal Goycoolea Nagel(12)	6,040	(*)
Paul Konar Elder(13)	7,030	(*)

(1) Shares held directly and indirectly through investment companies and not individually owned.

(2) Calculated on the basis of 747,005,982 outstanding shares on March 31, 2018.

(3) Eduardo Guilisasti Gana, Rafael Guilisasti Gana and Pablo Guilisasti Gana (collectively, the “Family Principal Shareholders”) are the sons of Mr. Eduardo Guilisasti Tagle, the former Chairman of the Company. Isabel Guilisasti Gana is the sister of the Family Principal Shareholders. Mr. Eduardo Guilisasti Tagle died on August 20, 1998. The shares attributed to each Family Principal Shareholder include 87,615,431 and 85,274,628 shares held by Inversiones Totihue S.A. (“Totihue”) and Rentas Santa Bárbara S.A. (“Santa Bárbara”), respectively, as well as shares held directly or indirectly by members of such Family Principal Shareholder’s immediate family and affiliated entities. Totihue and Santa Bárbara are controlled by the Family Principal Shareholders pursuant to powers of attorney granted by the board of directors of Totihue and Santa Bárbara. Each power of attorney grants any two Family Principal Shareholders, acting together, the power to, among others, vote or direct the voting of, or dispose or direct the disposition of, the shares held by Totihue or Santa Bárbara, as the case may be. Mr. Eduardo Guilisasti Gana is the Company’s CEO, Mr. Rafael Guilisasti Gana is the Company’s Vice Chairman and Mr. Pablo Guilisasti Gana is a director of the Company. Ms. Isabel Guilisasti Gana was named Marketing Director Origin Wines in July, 2004.

(4) Mr. Alfonso Larraín Santa María is the Company’s Chairman of the Board. The number of shares attributed to Mr. Larraín includes 1,736,365 shares held by his brother Andrés Larraín Santa María and 173,840 shares held by his brother in-law hereditary succession, shares held by other members of his family and affiliated entities and also includes 25,954,278 shares held by Fundación Cultura Nacional (“Cultura Nacional”). Cultura Nacional is a Chilean non-profit institution which primarily funds grade school religious education. (5) Mr. Rafael Marín Jordán is a director of the Company. The number of shares attributed to Mr. Marín includes shares owned by members of his family and affiliated entities.

(6) Mr. Mariano Fontecilla de Santiago Concha is a director of the Company. The number of shares attributed to Mr. Fontecilla includes shares owned by members of his family and affiliated entities.

(7) Mr. Osvaldo Solar Venegas is the Company’s Corporate Chief Financial Officer. Mr. Osvaldo Solar is Director of Cultura Nacional, foundation that holds 25,954,278 shares of the Company.

(8) Mr. Thomas Domeyko Cassel. is Corporate Distribution Offices Director.

(9) Mr. Enrique Tirado S. is Head Oenologist Don Melchor.

(10) Mr. Daniel Durán U. is Corporate Controlling and IT Director.

(11) Mr. Giancarlo Bianchetti G. is Chief Executive Officer of Fetzer Vineyards. Mr. Bianchetti’s address is c/o Fetzer Vineyards, 12901 Old River Road Hopland, CA, USA 95449.

(12) Mr. Cristóbal Goycoolea Nagel is Marketing Director for Global Brands.

(13) Paul Konar Elder is General Manager of Viña Cono Sur.

(*) Less than 1%.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The Company’s only outstanding voting securities are the shares of its Common Stock. According to the Company’s shareholder records, the Company’s 747,005,982 shares of Common Stock outstanding were held by 1,127 shareholders on record as of March 31, 2018. There are no differences in the voting rights of the shareholders. Only the Depositary, as shareholder on record for the shares underlying the ADS (according to Circular 1375 S.V.S.), has an address in the United States.

The major shareholders of the Company are Banco de Chile (third party account Chapter XIV), Inversiones Totihue S.A. (“Totihue”), Rentas Santa Bárbara S.A. (“Santa Bárbara”), Banco Itaú (third party account Chapter XIV), Inversiones Quivolgo S.A., Fundación Cultura Nacional (“Cultura Nacional”), The Bank of New York (according to Circular 1375 issued by the S.V.S. on February 12, 1998, hereinafter “Circular 1375 S.V.S.,” which states that the Depositary shall be the shareholder of record of the shares underlying the ADS), Inversiones GDF S.A., Agroforestal e Inversiones Mahiue Ltda, Constructora Santa Marta Ltda. (“Santa Marta”), Larraín Vial Corredores de Bolsa S.A., and Inversiones La Gloria Ltda. (“La Gloria”).

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

Major Shareholders
	As of March 31st,		As of December 31st,
	2018		2017		2016
	No. of Shares Owned	% of Outstanding Shares	No. of Shares Owned	% of Outstanding Shares	No. of Shares Owned	% of Outstanding Shares

Inversiones Totihue S.A.(1)	87,615,431	11.73%	87,615,431	11.73%	87,615,431	11.73%
Banco de Chile Cta. de Terceros	86,558,395	11.59%	92,939,672	12.44%	99,961,782	13.38%
Rentas Santa Bárbara S.A.(1)	85,274,628	11.42%	85,274,628	11.42%	85,274,628	11.42%
Itau Corpbanca Cta. Inversionistas Ext.	38,931,123	5.21%	41,315,545	5.53%	32,748,071	4.38%
Inversiones Quivolgo S.A.(2)	32,748,071	4.38%	32,748,071	4.38%	31,856,693	4.26%
Fundación Cultura Nacional(3)	25,954,278	3.47%	25,954,278	3.47%	25,954,278	3.47%
Larraín Vial Corredores de Bolsa S.A.	25,444,197	3.41%	19,557,520	2.62%	19,088,140	2.56%
The Bank of New York(4)	24,710,380	3.31%	25,456,140	3.41%	24,500,000	3.28%
Inversiones GDF S.A.(5)	24,500,000	3.28%	24,500,000	3.28%	22,337,075	2.99%
Banco Santander Cta. de Terceros	22,988,585	3.08%
Agroforestal en Inv. Maihue Ltda.	22,337,075	2.99%	22,337,075	2.99%	22,304,120	2.99%
Constructora Santa Marta Ltda.(6)	22,293,321	2.98%	22,293,321	2.98%	22,293,321	2.98%
Inversiones La Gloria Ltda.(2)			17,000,000	2.28%	16,600,000	2.22%
12 Major Shareholders	499,355,484	66.85%	496,991,681	66.53%	490,533,539	65.67%

Other Shareholders	247,650,498	33.15%	250,014,301	33.47%	256,472,443	34.33%
Total	747,005,982	100.00%	747,005,982	100.00%	747,005,982	100.00%

(1)    Investment Company controlled by the Guilisasti Family (“Family Principal Shareholders”).

(2)    Investment Company controlled by Mr. Alfonso Larraín Santa María.

(3)    Fundación Cultura Nacional is a Chilean nonprofit institution. Shares are attributed to Mr. Alfonso Larraín, its Chairman.

(4)    Depositary Bank for the ADS.

(5)    Investment Company controlled by Mr. Mariano Fontecilla de Santiago Concha.

(6)    Investment Company controlled by Mr. Rafael Marín Jordán.

*      12 major shareholders are ordered according to their ownership as of March 31, 2018

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

The Shareholders’ Agreement has indefinite duration and may be modified or terminated pursuant to a written agreement signed by the shareholders who are party to the Shareholders’ Agreement and, in the aggregate, hold no less than 75% of the Common Stock subject to the Shareholders’ Agreement.

7.B. Related Party Transactions

In the ordinary course of its business, the Company engages in transactions with its affiliates. In addition, the Company has engaged in transactions with directors and executive officers of the Company. A detail of transactions with subsidiaries or related parties is presented in Note 9 to the Consolidated Financial Statements – Balances and Transactions with Related Parties–. The principal transactions with such related parties during the last three fiscal years are as follows:

Viñedos Emiliana

Viñedos Emiliana is a Chilean corporation (sociedad anónima abierta) which produces wines for export and domestic markets and is listed on the Chilean Exchanges. Viñedos Emiliana was originally a subsidiary of the Company until 1986, when the Company distributed shares of Viñedos Emiliana to the Company’s then existing shareholders. Although Viñedos Emiliana is a separate corporation, certain principal shareholders of the Company own directly and indirectly approximately 59.2% of Viñedos Emiliana’s outstanding capital stock. Viñedos Emiliana’s seven-member Board of Directors includes one Company director (Rafael Guilisasti Gana) and a senior manager, (Isabel Guilisasti Gana). Mr. Felipe Larraín Vial, son of the Company’s Chairman, is also director of Viñedos Emiliana and the Company has various business dealings, the most significant of which are described below.

The Company pays licensing fees to Viñedos Emiliana for the use of its labels. The Company bottles (or packages in Tetra Brik containers) and sells in Chile a portion of its varietal wine production under Viñedos Emiliana’s labels. Licensing fees are based on the Company’s gross revenues from sales of wines under Viñedos Emiliana’s labels.

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

In 2017, the Company recognized Ch$962 million in revenues from Viñedos Emiliana, including mainly revenues from sales in bottling fees and sales of raw materials. The Company recognized revenues from Viñedos Emiliana of Ch$870 million and Ch$779 million, in 2016 and 2015 respectively. In 2017, 2016, and 2015 the Company paid licensing fees to Viñedos Emiliana for Ch$269 million, Ch$232 million, and Ch$292 million, respectively.

From time to time, the Company engages in other transactions with Viñedos Emiliana, including purchases of wine in bulk at market prices, grapes and other raw materials. In 2017, 2016 and 2015, purchases from Viñedos Emiliana totaled Ch$4,573 million, Ch$1,879 million and Ch$1,519 million respectively.

Frutícola Viconto (“Frutícola”)

Frutícola is the Company’s principal customer for fruit. In 2017, sales to Frutícola Viconto amounted Ch$13.1 million. In 2016 and 2015 the Company did not sell any fruit to Frutícola. Frutícola is a Chilean corporation (sociedad anónima abierta) listed on the Chilean Exchanges. Frutícola was formerly a subsidiary of the Company until 1986 when the Company distributed Frutícola shares to the Company’s then existing shareholders.

Regarding the current relationship with the Company three of the Company’s seven directors are members of Frutícola’s seven-member Board of Directors (Pablo Guilisasti Gana, Rafael Guilisasti Gana and Andrés Larraín Santa María), and Mr. Felipe Larraín Vial, son of the Company’s Chairman, is also director of Frutícola. Certain Principal Shareholders directly and indirectly own approximately 52.05% of the outstanding common stock of Frutícola.

Industria Corchera

The Company has a 49.96% of Industria Corchera, the primary cork supplier for the Company. The Company purchased Ch$7,696 million, Ch$5,993 million and Ch$5,632 million of cork and other raw material from Industria in 2017, 2016 and 2015 respectively. The Company believes that the price and terms it receives from Industria Corchera are equivalent to those available from its other cork suppliers. Mr. Osvaldo Solar Venegas, the Company’s CFO, is director of Industria Corchera as well as the Company’s Vice Chairman Rafael Guilisasti Gana. Pablo Guilisasti Gana, Concha y Toro’s Director, also acts as alternate director of Industria Corchera. Andrea Benavides Hebel, Finance Manager of Concha y Toro, is also alternate Director of Industria Corchera.

Viña Almaviva

Viña Almaviva is a 50-50 joint venture company between the Company and Baron Philippe de Rothschild. The Company purchases from Almaviva used French oak barrels (used during one aging season) and the Almaviva wine that is sold in Chile through VCT Chile. Total purchases from Almaviva in 2017, 2016 and 2015 were Ch$805 million, Ch$772 million and Ch$775 million respectively. In addition, the Company sells to Almaviva raw materials and services. Sales to Almaviva totaled in 2017, 2016 and 2015, Ch$410 million, Ch$384 million and Ch$297 million respectively.

One of the Company’s seven directors is member of Viña Almaviva’s six-member Board of Directors (Rafael Guilisasti Gana). The Company’s’ CEO is also a director of Almaviva (Eduardo Guilisasti Gana) and the executive of the Company Mr. Enrique Tirado is also director of Almaviva. Mr. Felipe Larraín Vial, the son of the Company’s Chairman is CEO of Viña Almaviva.

Excelsior Wine Company

Sales to Excelsior totaled Ch$5,175 million in 2017, Ch$43,950 million in 2016, and Ch$43,386 million in 2015. Purchases from Excelsior amounted Ch$718 million in 2017, and there were no purchases in the previous years. One of the Company’s seven directors is member of Excelsior Wine Company six-member Board of Directors (Rafael Guilisasti Gana). Mr. Giancarlo Bianchetti, the CEO of the subsidiary Fetzer Vineyards, is also director of Excelsior Wine Company as well as the CEO of Concha y Toro, Mr. Eduardo Guilisasti Gana.

Southern Brewing Company S.A.

In November 2017 the Company increased its ownership in Southern Brewing Company S.A from 49% to 77%. Mr. Eduardo Guilisasti Gana, the Company’s CEO, is a director of Southern Brewing Company S.A. as well as the Company’s CFO, Mr. Osvaldo Solar Venegas and senior manager Ignacio Izcue Elgart. Before the consolidation of Southern Brewing Company in November 2017, the Company’s purchases of Kross Beer from Southern Brewing Company in 2017, 2016 and 2015 amounted Ch$ 3,126 million, Ch$2,027 million and Ch$1,706 million respectively.

Related Transaction With Entities in Which the Directors and Executive Officers Have an Equity Interest

The Company purchases small quantities of grapes, plants and other services from entities in which several of its directors, executive officers or members of their families have interests. In 2017, 2016 and 2015, the Company purchased an aggregate of approximately Ch$1,540 million, Ch$2,512 million and Ch$2,271 million respectively, of such goods and services from such entities, and sold grapes and other services to these entities for Ch$ 920 million in 2017, Ch$ 3,675 million in 2016 and Ch$ 3,606 million in 2015.

Others

Besides formal requirements, Title XVI and Article 147, in particular, of the Chilean Corporation Law requires any related party transaction to be in Company’s interest and subject to terms and conditions customarily prevailing in the market at the time of its approval. Directors, managers and principal officers of companies that violate Article 147 are liable for losses resulting from such violation. In addition, Article 147 of the Chilean Corporation Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be immediately informed by the compromised Director to the board of directors and shall only be approved if the absolute majority of the directors consider that the transaction is beneficial for the social interest. Chilean law requires that an interested director abstains from voting on such a transaction. If the absolute majority of the directors is obliged to abstain for voting on any particular transaction, the transaction shall only be approved if authorized unanimously by the independent directors or by an a extraordinary shareholders meeting. See Item 10 — “Additional Information — Memorandum and Articles of Incorporation— Directors” for further information relating to conflict of interest transactions. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholder’s meeting. Although violation of Article 147 will not affect the validity of the transaction, it may result in administrative or criminal sanctions and civil liability to the Company and shareholders or interested third parties who suffer losses as a result of such violation. The Company believes that it has complied with the requirements of Article 147 in all transactions with related parties during fiscal year 2017.

For additional information concerning the Company’s transactions with affiliates and other related parties, see Note 9 to the Consolidated Financial Statements — “Balances and Transactions with Related Parties”

ITEM 8:	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information.

See Item 18 — “Financial Statements” and the financial statements referred to therein for the Consolidated Financial Statements and other financial information.

Wine Exports

Viña Concha y Toro and its subsidiaries export from Chile to approximately 140 countries. Concha y Toro is the largest exporter in Chile. The Company also exports wine from Argentina through the subsidiary, Trivento Bodegas y Viñedos. Trivento is the third largest wine exporter by volume in Argentina. See “Item 4: Information on the Company — Company Sales — Argentina”. In addition, since 2011, after Fetzer’s acquisition, the Company started to export from the United States. Fetzer is the fifth largest exporter among Californian wineries. See “Item 4: Information on the Company — Company Sales — United States”

The following table presents wine exports (including exports from Chile, Argentina and United States) by volume, in Chilean pesos and as a percentage of total sales for the last three years.

All-Origin Wine Exports by Volume and Value
	2017	2016	2015
Exports (thousand liters)	223,643	231,040	220,472
% of total volume	66.9%	65.8%	66.2%
Exports (Ch$ million)	439,884	458,648	450,202
% of total sales	68.3%	69.7%	70.8%
74

Legal and Arbitration Proceedings

The Company is not involved in any litigation or arbitration proceedings which, if determined adversely to the Company, individually or in the aggregate, would have a material adverse effect on the Company and its subsidiaries taken as a whole, nor to the Company’s knowledge are any such proceedings threatened. Nonetheless the following litigations and proceedings were informed in the note 35 of the Financial Statements.

1)	The subsidiary of the Company in Brazil, VCT Brasil Importación y Exportación Limitada, has been challenged by the Secretaria da Fazenda do Estado de São Paulo. This institution is demanding the reimbursement of unpaid ICMS-ST (local VAT). VCT Brasil Importación y Exportación Limitada has presented its defense in local courts. If finally local courts decide against VCT Brasil Importación y Exportación Limitada, VCT Brasil Importación y Exportación Limitada could be required to pay an aggregate amount equivalent to approximately Ch$ 22.122 million (approx. US$36.5 million). In the opinion of the Company's attorneys, VCT Brasil Importación y Exportación Limitada has reasonable and solid arguments for its defense. Therefore they also consider that an eventual disbursement on this concept is unlikely.
2)	In 2016, the Colombian company Conservas y Vinos S.EN C sued Viña Concha y Toro y José Canepa y Cia Limitada for damages due to termination of the distribution contract in Colombia. The amount claimed is equivalent to Ch$531,827,310 (approx. US$879,000). In the opinion of both Chilean and Colombian lawyers, there are reasonable and solid arguments to support the defense of this case. Therefore, external advisors have not recommended the provision of funds related to this trial. The Company, in turn, assess that an eventual disbursement for this concept is remote.
3)	In the United States, on March 24, 2015, twenty-four wine producers, along with the subsidiary Fetzer, were notified of a class action lawsuit filed before the California State Court. This claim is based on the fact that the Producers did not comply with the obligation to notice the specific presence of arsenic in their products under California regulations. In March 2015, the California Court accepted to reject the petition (demurrer without leave) without giving the petitioners the right to continue the trial or change their claim. They appealed to this resolution. The Company assesses a high likelihood of having a final judgment favorable to wine producers.
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
5)	The Servicios de Impuestos Internos (Chilean IRS) has challenged the Company’s tax devolution for the year 2010 and 2011 and also partially challenged a tax devolution requested for year 2014 and 2016. All this cases are related to the depreciation applied by the Company for it fixed assets (estanques). The Company has filed two Tax Claims in the 4° Tribunal Tributario y Aduanero de la Región Metropolitana. If the court ultimately decides against the Company, Concha y Toro could be required to pay an aggregate amount equivalent to approximately Ch$2,686,149,164 (approx. US$4.4 millions) and lose the right to claim tax devolution for Ch$ 776,654,886 (approx. US$ 1.2 millions). The Company assesses that an eventual disbursement for this concept is remote. In turn, given the complexity of the "Tax Claim" process, the Company believes that it is not feasible to deliver an estimated date for the resolution of this conflict, nor it is possible to indicate the possibilities of a refund of funds for this concept.
75

Policy on Dividend Distributions

In accordance with Chilean law, the Company must distribute cash dividends equal to at least 30% of the Company’s annual profit calculated in accordance with IFRS, unless otherwise decided by a unanimous vote of the shareholders and unless and to the extent that the Company has accumulated losses. If there is no profit in a given year, the Company may elect, but is not legally obliged, to distribute dividends out of retained earnings. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADS may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively is required to receive a dividend in cash.

The Company’s dividend policy approved at the general shareholders’ meeting is to distribute 40% of net earnings excluding the earnings generated by Fetzer. For fiscal year 2017, interim dividends Nos. 268, 269 and 270 of Ch$3.50 per share were paid on September 30, 2017, December 31, 2017 and March 31, 2018, respectively. A final dividend No. 271 of Ch$13.5 per share was declared to be paid on May 23, 2018 based on earnings registered during 2017 fiscal year. Total dividends disbursed against the profits of 2017 fiscal year totaled 40% of earnings, excluding earnings generated by Fetzer.

For fiscal year 2018, the Board and subsequently the Shareholders’ Meeting approved to pay three interim dividends of Ch$3.50 per share. These will be paid on September, 2018; December, 2018; and March, 2019, while the remaining profits up to a limit of 40% of the earnings (excluding the earnings generated by Fetzer) shall be disbursed in May 2019.

The above detailed dividend policy is the Board’s intent; however, fulfillment of this policy will be contingent on cash flows. Consequently, at the annual shareholders’ meeting, the Board shall solicit shareholder approval to modify the amounts and payment dates should the necessity arise.

The following table sets forth the dividends paid per share of common stock in respect of each of the years indicated:

Total Dividends Paid
Fiscal year	Ch$ per share(1)
2013	18.90
2014	24.00
2015	27.50
2016	27.30
2017	24.00

(1) Dividends per share are expressed in pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year. The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.

8.B. Significant Changes

No significant changes have occurred since the date of our last annual financial statements.

ITEM 9:	THE OFFER AND THE LISTING

Prior to the offerings of the ADS and the shares of Common Stock in October 1994, there was no public market for the Company’s securities in the United States. The Common Stock is primarily traded on the Chilean Exchanges.

In 2017, the Company’s traded volume on the Santiago Stock Exchange accounted for 95.9% of the trading volume of the Common Stock in Chile. The ADS are listed on the New York Stock Exchange, trading under the symbol “VCO”. In 2017, ADS accounted for 15.7% of total traded volume.

The ADS may or may not actually trade at 20 times the price per share.. See Item 3 — “Key Information — Exchange Rates” for the exchange rates applicable during the periods set forth below. The following information is not restated in constant Chilean pesos.

The tables below set forth high and low closing sale prices of a share of Common Stock in nominal Chilean pesos and its traded volume of the Common Stock on the Santiago Stock Exchange. The US dollar figures reflect actual high and low closing prices for the ADS on the New York Stock Exchange in the United States.

Annual High and Low Closing Prices

	Chilean Pesos Per Share (1)		U.S. Dollars Per ADS (2)
Year ended December	High	Low	High	Low
2013	1,000.4	904.5	40.7	33.1
2014	1,200.2	948.8	43.5	34.0
2015	1,296.6	1,032.7	42.9	28.8
2016	1,189.2	1,036.0	36.5	28.2
2017	1,164.6	1,025.0	38.0	30.4

(1) Source: Santiago Stock Exchange.

(2) Source: Monthly Report-The Bank of New York. Reflects actual high/low closing prices.

Quarterly High and Low Closing Sale Prices

	Chilean Stock Trading			ADR Trading
	Chilean Pesos Per Share(1)			U.S. Dollars Per ADS (2)
Year / Quarter	Share volume (000) (3)	High	Low	Share volume(2)	High	Low
2016
1st Quarter	42,730	1,175.0	1,033.0	247,518	35.0	28.2
2nd Quarter	46,771	1,185.0	1,030.0	355,373	35.0	30.8
3rd Quarter	56,009	1,190.0	1,038.0	554,990	36.2	31.2
4th Quarter	34,076	1,194.0	1,035.0	671,785	36.5	30.6
2017
1st Quarter	36,699	1,158.0	1,035.0	252,651	35.4	32.0
2nd Quarter	35,658	1,145.0	1,020.0	316,116	34.9	30.4
3rd Quarter	34,798	1,100.0	1,020.0	228,332	35.7	31.0
4th Quarter	33,678	1,170.0	1,040.0	510,159	38.0	32.0
Month ended
September, 2017	12,051	1,074.9	1,025.0	48,997	35.1	32.5
October, 2017	13,229	1,160.0	1,050.0	195,015	38.0	32.3
November, 2017	8,463	1,140.0	1,040.0	141,286	36.9	33.1
December, 2017	11,986	1,170.0	1,060.1	173,858	37.6	32.0
January, 2018	16,211	1,379.9	1,140.0	141,822	45.3	36.5
February, 2018	15,064	1,358.0	1,240.0	170,329	45.8	42.0

(1) Source: Santiago Stock Exchange.

(2) Source: Monthly Report-The Bank of New York. Reflects actual high/low closing prices.

(3)  Source: Traded volume in the Santiago Stock Exchange, the Chilean Electronic Exchange and the Valparaiso Stock Exchange.

ITEM 10:	ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

The following is a summary of certain information regarding the Company’s By-Laws and provisions of Chilean law. This summary is not complete. For a complete overview of the provisions of the By-Laws discussed in this summary, you are encouraged to read the Company’s By-Laws, previously filed and incorporated by reference as Exhibit 1.1 to this Annual Report. See Item 19 — “Exhibits.”

Registration and corporate purposes. The Company is a publicly traded corporation (“Sociedad Anónima Abierta”) organized by means of a public deed (escritura pública) dated December 31, 1921, the abstract of which was recorded on Page 1051, Number 875, of Santiago’s Registry of Commerce in 1922 and published in Chile’s Official Gazette on November 6, 1922. Its existence was approved by Supreme Decree Number 1556, dated October 18, 1922. After corporate amendments were made, the Company’s public deed was recorded on Page 15,664, Number 12,447 of Santiago’s Registry of Commerce in 1999 and recorded at Chile’s Securities Registry of the Superintendence of Securities (now the CMF) under No. 0043 on June, 14, 1982. As set forth in Article 2 of the Company’s By-Laws, the purposes of the Company are: the operation and marketing of the wine-making industry in all its forms and all its distinct phases, whether with its own stock or stock purchased from third parties; the operation of agricultural real estate owned by the Company or leased from third parties; and the carrying out of real estate investments including acquiring, transferring and constructing real estate, either with its own personnel or through third parties.

Directors. Under the Chilean Corporation Law, a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest (a conflicting interest transaction) without prior approval by the Board of Directors and only if the terms of the conflicting interest transaction are similar to those of an arm’s length transaction and only if it is beneficial for the company's interest.

If the conflicting interest transaction does not involve a “material amount,” the transaction shall be executed only with the previous approval of the Board of Directors. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than 2,000 Unidades de Fomento (as of January 30, 2018, approximately Ch$ 53.6 million) and exceeds 1% of the assets of the corporation, or if the amount exceeds 20,000 Unidades de Fomento (as of January, 2018, approximately Ch$ 536 million) regardless of the size of the transaction. The same procedure shall be applicable in case the transaction complies with the Company’s habitual policies and if the Company owns directly or indirectly at least 95% of the other party in the transaction.

If the transaction does not comply with the aforementioned criteria it will only be able to be consummated if: (i) it is immediately informed to the Board of Directors, (ii) it is approved by the Board of Directors with the abstention of involved Directors; (iii) the Transaction is informed to the next shareholders meeting. In case the majority of the directors are involved in a related party transaction, the company will only be able to consummate it if it is approved unanimously by the non-involved directors or by the shareholders at an extraordinary shareholders meeting. If the transaction is subject to the extraordinary shareholders meeting’s approval, the Board of Directors shall appoint at least one independent advisor who shall inform the shareholders before the extraordinary shareholders meeting, about the transaction’s main terms and conditions and its potential impact for the company.

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

It is not necessary to hold shares of the Company to be elected as director and there is no age limit established for the retirement of directors.

Rights, preferences and restrictions regarding shares. At least 30% of the Company’s annual net income is required to be distributed in cash to the shareholders as dividends, unless the shareholders unanimously decide otherwise. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate By-Laws, by the vote of a majority of the voting stock issued), or to pay future dividends.

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

In the event of liquidation, the Chilean Corporation Law provides that corporations may carry out distributions to shareholders on account of a reimbursement of capital only once it has secured the payment of corporate indebtedness or after its actual payment.

Under Chilean law, certain provisions affect an existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares. The Securities Market Law establishes that (a) any person who, directly or indirectly; (i) owns 10% or more of the subscribed capital of a corporation (the “majority shareholders”) whose shares are registered in the Securities Registry of the Commission for the Financial Market, or (ii) owns any such percentage because of the purchase of shares; and (b) all directors, the chief executive officer and the other principal officers of any corporation whose shares are registered with the Commission for the Financial Market, regardless of the number of shares they own, must report any purchase or sale of shares made by such persons or entities no later than the day after the date of such transactions to the Commission for the Financial Market and to each of the stock exchanges in Chile where such corporation has securities registered. In addition, majority shareholders must inform the Commission for the Financial Market and the stock exchanges with respect to whether the purchase is aimed at acquiring control of the corporation or merely a financial investment.

The Securities Market Law also provides that when one or more persons intend to take over the control of a corporation subject to oversight by the Commission for the Financial Market, they must give prior written notice to the Company, the Commission for the Financial Market and the stock exchanges in Chile where such corporation has securities registered. This notice must include the price to be offered per share and the conditions of the proposed transaction, including the expected manner of acquiring the shares. Public notice shall be released through two publications in a newspaper of national presence as well.

Chapter XXV of the Securities Market Law was enacted in order that controlling shareholders share with minority shareholders the benefits of a change of control, by requiring that certain share acquisitions be made pursuant to a tender offer.

The Chilean Corporation Law provides shareholders with preemptive rights. The Law requires that options to purchase stock representing capital increases in corporations and debentures convertible into stock of the issuing corporation, or any other securities extending future rights over such stock, must be offered, at least once, to existing shareholders, proportionally to the number of shares owned by them. This right is eminently renounceable or transferable. A corporation must distribute any bonus stock in the same manner.

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
f)	Any other matters that according to the Law or the By-Laws of the Company are competence of the shareholders meeting.
80

In addition to the above, annual and extraordinary shareholders’ meetings must be called by the Board of Directors in the following circumstances:

-	when requested by shareholders representing at least 10% of issued stock;
-	when required by the Commission for the Financial Market; and
-	whenever the Company’s interest so warrants.

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

10.C. Material Contracts

The Company, during the normal course of business, has entered into different contracts, some of which have been described herein, related to its production, commercial and legal operations. We believe all of these contracts are standard for this type of industry, and none of them is expected to have a material effect on the Company’s results of operations.

10.D. Exchange Controls

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

The Central Bank of Chile issued a new Foreign Exchange Regulations Compendium (the “New Regulations”) published in the Official Gazette on January 23, 2002 and effective as of March 1, 2002. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of US$10,000); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (i.e., payments regarding import and export transactions, etc.).

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

10.E. Taxation

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

Cash Dividends and Other Distributions

Cash dividends paid by the Company with respect to the ADS or shares of Common Stock held by a foreign holder will be subject to a 35% Chilean withholding tax (the “Withholding Tax”), which will be withheld and paid to the Chilean Treasury by the Company. Chile has an imputation tax system. A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the “First- Category Tax”); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. From 1991 until 2001, the First-Category Tax rate was 15% resulting in an effective dividend withholding tax rate of approximately 23.52%. For 2002, the First-Category Tax rate was 16% resulting in an effective dividend withholding tax rate of approximately 22.62% and for year 2003 the First-Category Tax rate was 16.5%. From year 2004 until 2010 the First-Category Tax rate was 17%, resulting in an effective dividend withholding tax rate of approximately 21.69%. For year 2011, the First-Category Tax rate was 20%, resulting in an effective dividend withholding tax rate of approximately 18.75%. For year 2012, the First- Category Tax rate was 18.5%, resulting in an effective dividend withholding tax rate of approximately 20.25%. For year 2013, the First-Category Tax rate was set again at 20%, with the resulting effective dividend withholding tax rate of approximately 18.75%. For year 2014, the First-Category Tax rate was set at 21%, with the resulting effective dividend withholding tax rate of approximately 17.72%. For year 2015, the First-Category Tax rate was set at 22.5%, with the resulting effective dividend withholding tax rate of approximately 16.12%. For year 2016, the First-Category Tax rate was set at 24%, with the resulting effective dividend withholding tax rate of approximately 14.47%. For year 2017, the First-Category Tax rate was set at 25.5%, with the resulting effective dividend withholding tax rate of approximately 12.75% for US residents. According to the Law No. 20780 of 2014, the Chilean Tax Regime was materially changed starting on 2017, as explained herein below.

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

An exception applies to shareholders residing in treaty countries, who will be entitled to a full credit (100% of the corporate income tax paid on accrued profits). Furthermore, this benefit is also extended, until 31 Dec 2021, to shareholders residing in countries with a tax treaty executed with Chile -even if not yet in force (i.e. USA).

Corporate taxpayers subject to the Partial Integration System will be subject to the following corporate tax rates:

Corporate tax rate
Year	Rate
2014	21.00%
2015	22.50%
2016	24.00%
2017	25.50%
2018	27.00%
84

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

The requirements of Article 107 of the Chilean Income Tax Law are: (i) the share at the time of sale must have a market presence (as defined in General Ruling No. 327 issued by the Chilean Superintendence of Securities on January 17, 2012, which replaces previous General Ruling No. 103, issued in year 2001). In case the market presence of the share was lost, the sale must be made within the following 90 days after the loss of the share’s market presence; (ii) the share must have been acquired and sold after April 19, 2001 (as per former Article 18 ter); and (iii) the acquisition and sale must have been made, among others, in a Chilean stock exchange market authorized by the Chilean Superintendence of Securities (currently, the Commission for the Financial Market). We highlight that the acquisition and sale in a foreign stock exchange market was considered in Article 18 ter, but excluded in new Article 107.

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

The U.S. federal income tax treatment of a holder of ADS or shares of Common Stock may vary depending upon its particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, certain financial institutions, regulated investment companies, real estate investment trusts, persons liable for alternative minimum tax, persons holding offsetting positions in respect of the ADS or shares of Common Stock (including as part of a straddle, hedging, conversion or integrated transaction), tax-exempt entities, broker-dealers, U.S. expatriates, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, persons subject to special tax accounting rules as a result of any item of gross income with respect to the ADS or shares being taken into account in an applicable financial statement, partnerships or other pass-through entities or persons holding the ADS or shares of Common Stock through a partnership or other pass-through entity, traders that elect to mark-to-market, persons who acquired the ADS or shares of Common Stock pursuant to the exercise of any employee share option or otherwise as consideration and persons owning, directly or indirectly, 10% or more of the shares of the Company by vote or value) may be subject to special rules not discussed below. Unless otherwise stated, the following summary is limited to U.S. Holders who hold the ADS or shares of Common Stock as “capital assets” within the meaning of Section 1221 of the Code. The discussion below also does not address the effect of any foreign, state or local tax law, or any federal tax law other than income tax law on a holder of the ADS or shares of Common Stock and does not address the Medicare contribution tax on net investment income. In addition, unless otherwise stated, the following discussion assumes that the Company is not currently and will not in the future be, classified as a “passive foreign investment company” (“PFIC”) within the meaning of the Code.

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

The tax treatment of an entity treated as a partnership for U.S. federal income tax purposes that holds the ADS or shares of Common Stock will generally depend on the holder’s status and the activities of the partnership. Any such holder should consult its own tax advisor.

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

Any dividends paid with respect to the ADS or shares of Common Stock will generally constitute foreign source income for foreign tax credit limitation purposes. Subject to the limitations and conditions set forth in the Code and Treasury regulations promulgated thereunder, U.S. Holders may elect to claim a credit against their U.S. federal income tax liability for the net amount of any Chilean tax withheld (i.e., the Withholding Tax reduced by any credit for First-Category Tax paid) from dividends received in respect of the ADS or shares of Common Stock. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to qualified dividend income and divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to the ADS or shares of Common Stock generally will constitute “passive category income”. The rules relating to the determination of the foreign tax credit are complex and prospective purchasers should consult their personal tax advisors to determine whether and to what extent they would be entitled to such credit. A Non-U.S. Holder of the ADS or shares of Common Stock generally will not be subject to U.S. federal income tax on dividends received on the ADS or shares of Common Stock, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States. In such cases, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder. In the case of a corporate Non-U.S. Holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

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

A Non-U.S. Holder of the ADS or shares of Common Stock generally will not be subject to U.S. federal income tax on gain from the sale, exchange or other taxable disposition of such ADS or shares of Common Stock unless (i) such gain is “effectively connected” with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale, exchange or other taxable disposition and certain other conditions are met. In the case of (i), the Non-U.S. Holder will be taxed in a similar manner as a U.S. Holder; while in the case of (ii) the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s U.S. source capital gains exceed such non-U.S. source capital losses. Any such gains recognized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if the corporate Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

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

Additional Reporting Requirements

U.S. individuals (including certain entities treated as individuals for this purpose) that own “specified foreign financial assets” (which may include ADS or shares of Common Stock) with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns, subject to certain exceptions (including an exception for ADS or shares of Common Stock held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the application of this requirement to their ownership of the ADS and shares of Common Stock.

10.F. Dividends and paying agents

Not applicable.

10.G. Statements by experts

Not applicable.

10.H. Documents on Display

The Company files reports and other information with the Securities and Exchange Commission (the “SEC”). Any documents that the Company files with the SEC may be read and copied at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

10.I. Subsidiary Information

See Item 4 “Information on the Company — Organizational Structure.”
90

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s principal line of business is the production and bottling of wine for sale both domestically and internationally. The principal exposures to market risks faced by the Company are interest rate risk, foreign currency exchange rate risk, and risk of fluctuations in the price of raw materials.

Interest Rate Risk

The Company’s exposure to interest rate risk relates to its debt obligations. As of December 31, 2017, the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted Ch$261,819 million. From them, as of December 31, 2017, Ch$137,140 million was short-term debt and Ch$124,679 million was long-term debt, with maturities through 2019 for its bank debt and 2026 for the bond debt. As of December 31, 2017, 100% of the debt had fixed-rate and was denominated in Chilean pesos, US dollar, Brazilian real, Argentine peso, and Mexican peso.

The following table lists the cash flows related to interest payments, amortization of debt obligations and related interest rates by fiscal year maturing with respect to the Company’s debt obligations. The interest rates disclosed represent weighted average rates of the portfolio at year-end, and fairly represent the approximate average annual interest rates for each of the years of maturity.

Interest Bearing Debt as of December 31, 2017
(Ch$ million)
Expected Maturity Date
Currency		Average Interest Rate	2018	2019	2020	2021	2022	There after	Short-term and Long- Term Debt	Fair Value

Dollar	Fixed Rate	2.16%	82,224	23,975	—	—	—	—	106,199	106,157
BRL	Fixed Rate	14.73%	4,792	—	—	—	—		4,792	4,995
Ch$ (UF)	Fixed Rate	2.95%	23,149	9,116	8,933	1,914	1,914	77,344	122,370	118,736
ARG$	Fixed Rate	19.84%	2,573	258	305	—	—	143	3,279	3,175
MXN	Fixed Rate	1.90%	2,068	—	—	—	—	—	2,068	2,064
Ch$	Fixed Rate	3.29%	22,334	231	73	73	76	324	23,111	22,694
Total			137,140	33,580	9,311	1,987	1,990	77,811	261,819	257,821
91

By comparison, as of December 31, 2016, the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted Ch$239,072 million. From them, as of December 31, 2016, Ch$94,052 million was short term debt and Ch$145,019 million was long term debt. As of December 31, 2016, most of the financed debt had a fixed-rate with maturities through 2026 as presented in the table below.

Interest Bearing Debt as of December 31, 2016
(Ch$ million)
Expected Maturity Date
Currency		Average Interest Rate	2017	2018	2019	2020	2021	There after	Short-term and Long- Term Debt	Fair Value
Dollar	Fixed Rate	2.66%	69,160	20,700	4,017	—	—	—	93,877	95,270
BRL	Fixed Rate	18.41%	5,356	—	—	—	—		5,356	5,568
Ch$ (UF)	Fixed Rate	3.02%	14,043	21,957	8,783	8,783	1,882	77,161	132,610	129,655
ARG$	Fixed Rate	25.37%	2,649	629	414	—	—	—	3,692	3,814
MXN	Fixed Rate	6.57%	1,429	—	—	—	—	—	1,429	1,429
Ch$	Fixed Rate	5.61%	1,415	693	—	—	—	—	2,108	2,142
Total			94,052	43,979	13,214	8,783	1,882	77,161	239,072	237,878

As of December 31, 2015, the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted Ch$236,218 million. From them, as of December 31, 2015, Ch$75,488 million was short term debt and Ch$160,729 million was long term debt. As of December 31, 2015, most of the financed debt had a fixed-rate with maturities through 2026 as presented in the table below.

Interest Bearing Debt as of December 31, 2015
(Ch$ million)
Expected Maturity Date
Currency		Average Interest Rate	2016	2017	2018	2019	2020	There after	Short-term and Long- Term Debt	Fair Value

Dollar	Fixed Rate	2.95%	39,445	46,160	22,015	4,261	—	—	111,881	115,172
Dollar	Variable Rate	1.81%	5,687	5,681	2,841	—	—	—	14,209	14,401
BRL	Fixed Rate	15.88%	4,879	—	—	—	—	—	4,879	4,700
Ch$ (UF)	Fixed Rate	3.31%	16,071	12,815	21,358	8,543	8,543	25,629	92,960	94,823
ARG$	Fixed Rate	26.96%	4,793	525	278	—	—	—	5,596	6,730
MXN	Fixed Rate	5.45%	1,773	—	—	—	—	—	1,773	1,773
Ch$	Fixed Rate	5.73%	2,840	1,387	693	—	—	—	4,920	4,934
Total			75,488	66,568	47,185	12,804	8,543	25,629	236,218	242,533
92

 Foreign Currency Exchange Rate Risk

Exchange rate risks are primarily related to the Company’s exports-oriented business. While its functional and presentation currency is the Chilean peso, a significant part of its revenue is denominated in other currencies, such as US dollar, Sterling pound, and Euro, and to a lesser extent, Canadian dollar, Argentine peso, Brazilian real, Swedish krona, Norwegian krone, and Mexican peso. In 2017, 2016, and 2015, sales denominated in foreign currency accounted for 79.6%, 80.3%, and 81.1% of the Company’s revenue.

The Company´s costs and expenses are also in part established in foreign currencies, such as US dollar, and to a lesser extent, Euro, Sterling pound, and other currencies. In 2017, 2016, and 2015, approximately 50% of the Company’s costs and expenses were denominated in foreign currency.

In order to minimize currency exchange rate risks, the Company’s hedging policy reduces the net exposure to foreign currencies of assets and liabilities, according to their maturities. It comprises periodical purchases and/or sales of forward exchange contracts, among other forward instruments. Also, on a case-by-case basis, the Company hedges part of its export sales, in the context of a pricing strategy in export markets. In this case, forward instruments are used solely in order to reduce the financial impact of currency fluctuations, and are not used for trading purposes. Additionally, local sales of the Company’s Argentine subsidiaries are denominated in Argentine pesos, representing in 2017, 1.5% of the Company’s revenue. In order to mitigate the exchange rate risk on Argentina operations, the Company manages financial debt in Argentine pesos.

The following table sets forth the Company’s assets and liabilities subject to exchange rate risk as of December 31, 2017. The value of these foreign currency denominated assets and liabilities are represented in millions of Chilean pesos at the applicable exchange rate on December 31, 2017, which is included in the final row of the table.

Assets and Liabilities Subject to Foreign Exchange Risk
(Ch$ million, except exchange rates)
As of December 31, 2017

	USD(1)	EUR(2)	GBP(3)	CAD(4)	ARS(5)	SEK(6)	NOK(7)	BRL(8)	ZAR(9)	MXN(10)
Applicable Currency
Cash	7,704	1,266	2,584	265	—	398	1,156	1,206	86	265
Derivatives Contracts Current	1,907	720	2,070	74	—	103	62	565	—	213
Other Assets Current	145,765	20,429	36,047	5,760	—	6,498	3,869	17,744	49	14,122
Property, Plant and equipment	66,727	3,611	117	1	—	—	—	91	1	115
Derivatives Contracts Non Current	11,885	3,613	4,346	827	—	—	—	—	—	—
Other Assets Non Current	54,167	132	138	19	—	5	12	1,802	5	378
Total Assets	288,155	29,771	45,302	6,946	—	7,004	5,099	21,408	141	15,093
Derivative Contracts Current	2,458	34	64	28	19	18	3	—	—	1
Current Liabilities	123,489	7,002	10,873	1,587	2,573	2,418	2,928	7,985	74	8,461
Derivative Contracts Non Current	594	28	174	—	—	—	—	—	—	—
Long-Term Liabilities	24,548	—	13	1	705	—	—	—	—	—
Total Liabilities	151,089	7,064	11,124	1,616	3,297	2,436	2,931	7,985	74	8,462

Exchange Rate	614.8	739.1	832.1	491.1	33.1	75.2	75.2	185.6	49.8	31.3

(1) USD: US dollar; (2) EUR: Euro; (3) GBP: Sterling pound; (4) CAD: Canadian dollar; (5) ARS: Argentine peso; (6) SEK: Swedish krona; (7) NOK: Norwegian krone; (8) BRL: Brazilian real; (9) ZAR: South African rand; (10) MXN: Mexican peso.

For comparison purposes, the following tables set forth the Company’s assets and liabilities subject to exchange rate risk as of December 31, 2016 and 2015.

Assets and Liabilities Subject to Foreign Exchange Risk
(Ch$ million, except exchange rates)
As of December 31, 2016

	USD(1)	EUR(2)	GBP(3)	CAD(4)	ARS(5)	SEK(6)	NOK(7)	BRL(8)	ZAR(9)	MXN(10)
Applicable Currency of Asset/Liability
Cash	13,046	824	1,476	116	806	314	905	2,039	82	451
Derivatives Contracts Current	178	237	576	74	—	141	54	21	—	166
Other Assets Current	118,478	17,413	38,713	5,797	29,010	9,949	3,744	23,740	33	12,892
Property, Plant and equipment	42,616	3,612	106	2	26,912	—	—	44	2	41
Derivatives Contracts Non Current	3,905	3,324	5,441	977	—	612	—	—	—	—
Other Assets Non Current	57,465	121	43	19	337	5	12	5,685	2	428
Total Assets	235,688	25,531	46,355	6,985	57,065	11,021	4,715	31,529	119	13,978
Derivative Contracts Current	5,655	51	911	7	—	28	—	720	—	5
Current Liabilities	95,229	5,084	14,631	2,140	20,468	4,354	2,833	10,014	43	7,761
Derivative Contracts Non Current	3,861	—	—	—	—	—	—	46	—	66
Long-Term Liabilities	25,419	—	—	—	1,043	—	—	—	—	—
Total Liabilities	130,164	5,135	15,542	2,147	21,511	4,382	2,833	10,780	43	7,832

Exchange Rate	669.5	705.6	826.1	498.4	42.3	73.7	77.6	205.8	48.8	32.5

(1) USD: US dollar; (2) EUR: Euro; (3) GBP: Sterling pound; (4) CAD: Canadian dollar; (5) ARS: Argentine peso; (6) SEK: Swedish krona; (7) NOK: Norwegian krone; (8) BRL: Brazilian real; (9) ZAR: South African rand; (10) MXN: Mexican peso.

Assets and Liabilities Subject to Foreign Exchange Risk
(Ch$ million, except exchange rates)
As of December 31, 2015

	USD(1)	EUR(2)	GBP(3)	CAD(4)	ARS(5)	SEK(6)	NOK(7)	BRL(8)	ZAR(9)	MXN(10)
Applicable Currency
Cash	6,692	464	4,756	309	5,181	590	1,312	1,162	7	535
Derivatives Contracts Current	382	317	357	158	—	1,046	14	351	—	58
Other Assets Current	116,030	19,945	48,789	3,525	25,198	11,085	3,191	22,837	19	12,304
Property, Plant and equipment	48,172	3,611	143	—	26,374	—	—	41	6	57
Derivatives Contracts Non Current	173	6,912	533	146	—	38	—	—	—	—
Other Assets Non Current	60,781	102	472	18	523	34	17	4,872	7	146
Total Assets	232,230	31,351	55,050	4,156	57,276	12,793	4,534	29,263	39	13,100
Derivative Contracts Current	8,363	343	4,940	16	—	1,035	—	75	—	5
Current Liabilities	72,098	6,127	20,168	1,573	16,280	5,119	2,932	15,769	60	5,744
Derivative Contracts Non Current	27,436	2,265	17,571	204	—	786	—	—	—	—
Long-Term Liabilities	81,778	—	—	—	—	—	—	803	—	—
Total Liabilities	189,675	8,735	42,679	1,793	16,280	6,940	2,932	16,647	60	5,749

Exchange Rate	710.2	774.6	1053.0	511.5	54.7	84.2	80.6	178.3	45.6	41.0

(1) USD: US dollar; (2) EUR: Euro; (3) GBP: Sterling pound; (4) CAD: Canadian dollar; (5) ARS: Argentine peso; (6) SEK: Swedish krona; (7) NOK: Norwegian krone; (8) BRL: Brazilian real; (9) ZAR: South African rand; (10) MXN: Mexican peso.

A sensitivity analysis by currency for years 2017, 2016, and 2015, is presented below, with the potential effect of a 10% appreciation of the Chilean peso against foreign currencies, on Profit and Equity, as a result of changes in the accounting value of such assets and liabilities which are denominated in foreign currencies. This exercise omits the neutralizing effect of the Company’s hedging policy in place.

	Profit			Equity

Currency	2017	2016	2015	2017	2016	2015
US dollar	(4,521,190)	(5,546,444)	(3,040,695)	(9,607,302)	(24,930,118)	(19,971,414)
Sterling pound	(2,378,051)	(3,314,911)	(2,322,687)	(6,896,198)	(13,419,013)	(12,333,100)
Euro	(821,841)	(1,003,488)	(804,704)	(3,980,555)	(6,853,704)	(5,705,633)
Canadian dollar	(532,513)	(517,643)	(355,127)	(1,425,507)	(2,156,353)	(1,905,016)
Brazilian real	(1,632,212)	(1,806,479)	(1,360,232)	(1,355,866)	(3,349,844)	(3,496,527)
Swedish krona	(537,615)	(514,287)	(427,269)	(1,184,116)	(1,744,631)	(1,630,063)
Norwegian krone	(184,215)	(181,236)	(117,536)	(465,352)	(573,453)	(482,054)
Mexican peso	(470,730)	(454,061)	(312,503)	(1,122,462)	(1,983,734)	(1,514,087)
Argentine peso	1,438,592	1,074,330	790,509	—	—	—
Total	(9,639,775)	(12,264,219)	(7,950,244)	(26,037,358)	(55,010,850)	(47,037,894)

Commodity Price Risk

The Company relies on external vineyards for supplies of grapes and bulk wine. Grapes purchased from external vineyards are subject to fluctuation in price and quality, and generally cost more than the Company’s own grape production.

In 2017, 52.5% of the grapes used in the production of its premium, varietal, bi-varietals and sparkling wines were purchased by the Company from independent growers in Chile, Additionally, in 2017, the Company purchased the grapes and bulk wine required to produce approximately 80.9% of its popular wine. Disruptions of supplies of grapes or wine or increases in price could have material adverse effects on the Company’s operations results. As of December 31, 2017, the Company did not hold any derivatives for commodity contracts.

Inflation Risk

A unique feature of the Chilean financial markets is the volume of corporate bonds denominated in UF instead of Chilean Pesos. Investors prefer corporate bonds denominated in UF because they can receive specific returns without bearing the risk of inflation; this means, however, that the risk of inflation is transferred to the debt issuer. Currently, Viña Concha y Toro is exposed to the UF (Unidad de Fomento) in the following instruments: Corporate Bonds, Bank Loans and Time Deposits, decreasing in part the Company’s total exposure.

As of December 31, 2017, 47.0% of the Company’s debt was denominated in UF. In order to hedge the fluctuation of UF, the Company entered into various swap contracts.

In 2017 the Company recognized a loss of Th.Ch$ 2,173,957, related to the adjustment of short and long-term financial debts indexed to the variation of UF. A variation of 100 base points in the inflation that refine the UF in this period would generate a greater loss /gain amounting to ThCh$ 1,250,047, with effect on profit or loss.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.D. American Depositary Shares

Fees and expenses paid by the Company

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or deposited securities or a distribution of ADSs), whichever applicable:

•	taxes and other governmental charges.
•	such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to the name of the Bank of New York Mellon (“the Depositary”) or its nominee or the agent of the Depositary or its nominee on the making of deposits or withdrawals hereunder,
•	such cable, telex and facsimile transmission expenses as are expressly provided in the agreement between the Company and the Depositary
•	such expenses as are incurred by the Depositary in the conversion of foreign currency.
•	a fee not in excess of Ch$ 2,400 (approx., US$5.00) or less per 100 ADS (or portion thereof) for the execution and delivery of ADRs and the surrender of ADRs.
•	a fee for, and deduction of such fee from, the distribution of proceeds of sales of securities or rights, such fee being in an amount equal to the fee for the issuance of ADS which would have been charged as a result of the deposit by owners of securities or shares received in exercise of rights distributed to them, but which securities or rights are instead sold by the Depositary and the net proceeds distributed.

The Company will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with the agreements in writing entered into the Depositary and the Company from time to time.

Fees and expenses paid to the Company

Under the fee agreement between us and the Depositary, the Depositary agrees to pay certain fees relating to the maintenance of the ADRs. Certain fees we encounter related to our ADRs are reimbursed to us by the Depositary. From January 1, 2017 to December 31, 2017, we received from the Depositary approximately US$59,500 corresponding to the annual stock exchange listing fees.

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

To the Company’s knowledge, no one has (i) materially modified the instruments defining the rights of the Company’s shareholders (ii) materially modified or qualified the rights, evidenced by the Company’s registered securities, by issuing or modifying any other class of securities, or (iii) withdrawn or substituted a material amount of the assets securing any class of the registered securities.

As of December 31, 2017: (i) there are no working capital restrictions or other limitations on the payment of dividends, and (ii) the trustees or paying agents for any registered securities have not changed during the last financial year

ITEM 15:	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. The Company carried out an evaluation under the supervision and participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, related to the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” for the year ended December 31, 2017. Nevertheless, there are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure as of the end of the period covered by this report.

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

The Company’s management, with the assistance of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, the Company’s management used the criteria set forth in the 2013 Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework.

Based on the evaluation under these criteria, management has concluded that, as of December 31, 2017, the Company’s internal control over financial reporting was effective.

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

The Company currently does not have an audit committee financial expert serving on its Audit Committee. Under the Chilean law, the Company is not required to have an audit committee financial expert serving on its audit committee, and as a foreign private issuer, the NYSE rules permit the Company to follow home country law with respect to whether the members of an audit committee must include a financial expert.

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

On May 31, 2012, the Board of Directors approved a new and updated version of the Code of Ethics and Conduct of Viña Concha y Toro and its subsidiaries. The Code summarizes those principles and ethical values and minimum behavior in which must be framed directors, officers and employees of Concha y Toro and its subsidiaries, without exception. The Company’s code of ethics deals primarily with the following issues:

•	Duties of director, managers and personnel;
•	Compliance with labor law and labor rights;
•	Relationship with clients and suppliers;
•	Conflict of interests;
•	Use of property and information;
•	Privileged information;
•	Independence;
•	Punitive liability of the Company;
•	Fair behavior; and
•	Compliance with environment, health and safety laws, and regulations.

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

A copy of the Company’s code of ethics is available on its website (www,conchaytoro.com), The Company undertakes to provide to any person without charge, upon request, a copy of the Company’s code of ethics.

ITEM 16.C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees for professional services rendered by KPMG Auditores Consultores Ltda, (“KPMG”), our independent registered public accounting firm, in each of the last three fiscal years, in each of the following categories are:

Accountant Fees and Services
(thousand Ch$)
	2017	2016	2015
Audit Fees	475,070	565,134	473,795
Audit-related fees	—	—	13,551
Tax Fees	—	—	4,826
All other fees	—	—	880
Total	475,070	565,134	493,052

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

Mr., Rafael Guilisasti is an affiliate of the Company or a representative of such an affiliate. Mr. Rafael Guilisasti has observer status only on the Audit Committee and is not a voting member or the chair of the committee. He also does not serve as an executive officer of the Company. Therefore, he relies on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act. We do not believe that his status as an affiliate materially adversely affects the ability of our Audit Committee to act independently or to satisfy the other requirements of the listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act. See Item 6,C, — “Board Practices.”

ITEM 16.E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16.F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 23rd, 2018, Viña Concha y Toro S.A. engaged BDO Auditores y Consultores Limitada as its principal accountants for the fiscal year ending December 31, 2018, and will dismiss KMPG Auditores Consultores Limitada, which is currently serving as the Company’s independent auditors, upon completion of their audit of the Company’s financial statements as of and for the year ended December 31, 2017 and the effectiveness of internal control over financial reporting as of December 31, 2017, and the issuance of their reports thereon. The decision to change accountants was recommended by the Audit Committee and the Board of Directors and approved by the General Meeting of the Company.

During the fiscal years ended December 31, 2017 and 2016, there were no disagreements with KMPG Auditores Consultores Limitada on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

The audit reports of KMPG Auditores Consultores Limitada on the consolidated financial statements of Viña Concha y Toro S.A. and subsidiaries as of and for the years ended December 31, 2017 and 2016 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

A letter from KPMG Auditores Consultores Limitada is attached as Exhibit 14.1 to this Form 20-F.

BDO Auditores y Consultores Limitada is part of BDO Global Network, the fifth largest audit firm worldwide. BDO Global Network is present in more than 160 countries, with approximately 1,500 offices. BDO Global Network has more than 73,000 professionals around the world and more than 300 professionals in Chile. They have presence in all countries in which the Company has operations.

During the last two fiscal years, BDO Auditores y Consultores Limitada was not engaged in consultations regarding accounting principles to any specified transaction or in any other subject related to the Company.

ITEM 16.G:	CORPORATE GOVERNANCE

American Depositary Shares representing shares of Common Stock are listed on the New York Stock Exchange (“NYSE”). However, because the Company is a “foreign private issuer,” as defined in the rules of the Securities and Exchange Commission, the Company is exempt from the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934 as amended, the obligation to notify the NYSE if any of the Company’s executive officers becomes aware of any non- compliance with any applicable provisions of Section 303A and the obligation to submit an executed written affirmation annually to the NYSE. Instead, the rules of both the SEC and the NYSE require the Company to provide a summary, included below, of the significant ways in which the Company’s corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

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

Directors’ Committee and Audit Committee

Under the NYSE rules, U.S. companies listed on the NYSE must have an audit committee consisting of a minimum of three independent directors who are financially literate and at least one who is a designated financial expert. The NYSE rules, however, permit the Company, as a foreign private issuer, to follow home country law rather than the requirements of the NYSE rules, with respect to the composition of the audit committee, other than the NYSE requirement that all listed issuers must have an audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act.

Chilean law requires open stock companies with a market capitalization greater than UF 1.5 million (approximately Ch$4,245 million or US$66.7 million) and at least 12.5% of its shares issued with voting rights are held by individual shareholders who control or have less than 10% of such shares, such as the Company, to have a Directors’ Committee, composed of three directors who meet the independence requirements under Chilean law (as described below). The Company has a Directors’ Committee, composed of a majority of independent directors, as required by Chilean law, which also performs the functions of the Audit Committee required by the NYSE. For the one director on the Directors’ Committee, who does not meet the independence requirements of Rule 10A-3, the Company relies on an exemption under Rule 10A-3(b)(iv)(D).

The Directors’ Committee is responsible for

i.	reviewing balance sheets, financial statements and reports from accounting oversight bodies and auditors;
ii.	proposing outside auditors to the Board of Directors;
iii.	reviewing background information regarding the Company’s operations with related parties;
iv.	reviewing managers’ chief executive officers’ and employees’ remuneration and compensation plans;
v.	preparing an annual management report with main recommendations to shareholders;
vi.	informing and advising the Board of Directors about hiring external auditors for non-audit neither prohibited services; and
vii.	any other task established in the By-laws or entrusted by the Board of Director or the shareholders meeting.

Director’s Independence Qualification

Under NYSE rules, a director must meet the requirements in the “Independence Test” in order to be considered an “Independent Director”. Chilean law establishes a strict set of rules in order to consider someone as “Independent Director”. This set of rules is principally related with the person’s financial, management and kin relationship with the company, its controller and or its principal executives. Accordingly, although certain of our directors are “Independent” in accordance with Chilean law, they may not be deemed to be “Independent Directors” under NYSE listing standards.

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

Corporate Governance Guidelines

According to the NYSE, listed U.S. companies must adopt corporate governance guidelines establishing the following:

(i)	director qualification standards;
(ii)	director responsibilities;
(iii)	director access to management and, as necessary and appropriate, independent advisers;
(iv)	director compensation;
(v)	director orientation and continuing education;
(vi)	management succession; and
(vii)	annual performance evaluation of the Board of Directors.

Under Chilean law, no corporate governance guidelines are required, but publicly traded companies are required to annually report to the regulator and the market about the corporate governance practices it has implemented. Directors’ compensation must be discussed and voted on annually at the ordinary shareholders’ meeting.

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

Internal Audit

According to the NYSE, listed U.S. companies must have an internal audit function to provide management with ongoing assessments of the company’s risk management process and the system of internal controls. Although there is no local law requirement to do so, the Company does conduct an internal audit which provides evaluation, analysis and recommendations to senior management, the Board of Directors and the Directors’ Committee.

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

ITEM17:	FINANCIAL STATEMENTS

Not Applicable.

ITEM18:	FINANCIAL STATEMENTS
101

The following financial statements, together with the reports of KPMG Auditores Consultores Ltda, are filed as part of this Annual Report:

ITEM19:	EXHIBITS

List of Exhibits

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No.1-3358) for the fiscal year ended December 31, 2000,

2.11*	Form of Deposit Agreement among the Company, The Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, filed as Exhibit 4,1 to the Company’s Registration Statement on Form F-1 (No. 33- 84298) and incorporated by reference herein.,

2.22*	Form of Foreign Investment Contract among the Company, The Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADS and ADRs (with English translation), filed as Exhibit 4,3 to the Company’s Registration Statement on Form F-1 (No, 33-84298) and incorporated by reference herein,

2.3*	Central Bank of Chile Chapter XXVI, filed as Exhibit 4,4 to the Company’s Registration Statement on Form F-1 (No, 33-84298) and incorporated by reference herein,

3.11*	Agency Agreement dated as of August 31, 1993 between the Company and Banfi Products Corporation, filed as Exhibit 10,1 to the Company’s Registration Statement on Form F-1 (No, 33-84298) and incorporated by reference herein,

3.22*	English Translation of Powers of Attorney granted by the Board of Directors of Inversiones Totihue S.A. to Family Principal Shareholders filed as Exhibit 3,2 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 1998,

3.23*	English Translation of Powers of Attorney granted by the Board of Directors of Rentas Santa Bárbara S.A. to Family Principal Shareholders filed as Exhibit 33 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 1998,

3.34*	English Translation of Shareholders Agreement, dated August 20, 1999, entered into by Guilisasti family and other affiliated parties relating to, among others, the transfer and voting of Common Stock filed as Exhibit 3,4 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 1999,

4.11*	English Translation of the Shareholders’ Agreement, dated June 30, 1997, entered into by Viña Concha y Toro S.A. and Baron Philippe de Rothschild, relating to the creation of Viña Almaviva S.A. filed as Exhibit 4,1 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 2000,

4.22*	English Translation of the Shareholders’ Agreement, dated November 15, 2000, entered into by Viña Concha y Toro S.A. and Amorim & Irmaos, S.G.P.S, S.A. relating to, among others, the transfer and voting of common stock and the management and administration of Industria Corchera, S.A. filed as Exhibit 4,2 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 2000,

4.33*	Stock Purchase Agreement, dated March 1, 2011, entered into by Viña Concha y Toro S.A. and Brown-Forman Corporation relating to the acquisition of Fetzer Vineyards,

4.44*	Limited Liability Company Agreement of Excelsior Wine Company, LLC dated July 14, 2011, entered into by VCT USA Inc,, a fully owned subsidiary of Viña Concha y Toro and Banfi Chile LLC, a fully owned subsidiary of Banfi Products Corporation,

8.1*	List of Significant Subsidiaries, Our significant subsidiaries, their jurisdictions of incorporation and the names under which they do business are identified in Item 4 “Information on the Company — Organizational Structure,”

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith),

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith),

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U,S,C, Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley (filed herewith), (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporates it by reference,)

14.1	Letter from KPMG Auditores Consultores Limitada.

*Previously filed,

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized,

VIÑA CONCHA Y TORO S.A.
Registrant

By:	/s/ EDUARDO GUILISASTI G,
	Name:	Eduardo Guilisasti G,
	Title:	Gerente General/
General Manager
(Chief Executive Officer)

	Date:	April 27, 2018

By:	/s/ OSVALDO SOLAR V,
	Name:	Osvaldo Solar V,
	Title:	Gerente Corporativo de Administración y Finanzas/
Corporate Chief Financial Officer
(Chief Financial Officer)

	Date:	April 27, 2018

EXHIBIT INDEX

Exhibit

Number

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1,1 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 2000,

2.11*	Form of Deposit Agreement among the Company, The Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, filed as Exhibit 4,1 to the Company’s Registration Statement on Form F-1 (No, 33-84298) and incorporated by reference herein,

2.22*	Form of Foreign Investment Contract among the Company, The Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADS and ADRs (with English translation), filed as Exhibit 4,3 to the Company’s Registration Statement on Form F-1 (No, 33-84298) and incorporated by reference herein,

2.33*	Central Bank of Chile Chapter XXVI, filed as Exhibit 4,4 to the Company’s Registration Statement on Form F-1 (No, 33-84298) and incorporated by reference herein,

3.11*	Agency Agreement dated as of August 31, 1993 between the Company and Banfi Products Corporation, filed as Exhibit 10,1 to the Company’s Registration Statement on Form F-1 (No, 33-84298) and incorporated by reference herein,

3.22*	English Translation of Powers of Attorney granted by the Board of Directors of Inversiones Totihue S.A. to Family Principal Shareholders filed as Exhibit 3,2 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 1998,

3.33*	English Translation of Powers of Attorney granted by the Board of Directors of Rentas Santa Bárbara S.A. to Family Principal Shareholders filed as Exhibit 3,3 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 1998,

3.44*	English Translation of Shareholders Agreement, dated August 20, 1999, entered into by Guilisasti family and other affiliated parties relating to, among others, the transfer and voting of Common Stock filed as Exhibit 3,4 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 1999,

4.11*	English Translation of the Shareholders’ Agreement, dated June 30, 1997, entered into by Viña Concha y Toro S.A. and Baron Philippe de Rothschild, relating to the creation of Viña Almaviva S.A. filed as Exhibit 4,1 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 2000,

4.22*	English Translation of the Shareholders’ Agreement, dated November 15, 2000, entered into by Viña Concha y Toro S.A. and Amorim & Irmaos, S.G.P.S, S.A. relating to, among others, the transfer and voting of common stock and the management and administration of Industria Corchera S.A. filed as Exhibit 4,2 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 2000,

4.33*	Stock Purchase Agreement, dated March 1, 2011, entered into by Viña Concha y Toro S.A. and Brown-Forman Corporation relating to the acquisition of Fetzer Vineyards,

4.44*	Limited Liability Company Agreement of Excelsior Wine Company, LLC dated July 14, 2011, entered into by VCT USA Inc,, a fully owned subsidiary of Viña Concha y Toro and Banfi Chile LLC, a fully owned subsidiary of Banfi Products Corporation,

8.1*	List of Significant Subsidiaries, Our significant subsidiaries, their jurisdictions of incorporation and the names under which they do business are identified in Item 4 “Information on the Company — Organizational Structure,”

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith),

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith),

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U,S,C, Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley (filed herewith), (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporates it by reference,)

14.1	Letter from KPMG Auditores Consultores Limitada.

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

To the Stockholders and Board of Directors

Viña Concha y Toro S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Viña Concha y Toro S.A. and Subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 27, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG

KPMG Auditores Consultores Ltda.

We have served as the Company’s auditor since 2006

Santiago, Chile

April 27, 2018

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Viña Concha y Toro S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Viña Concha y Toro S.A. and Subsidiaries (the Company) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), and our report dated April 27, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG

KPMG Auditores Consultores Ltda.

Santiago, Chile, April 27, 2018

F-4

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2017 and 2016

		As of December 31,	As of December 31,
	Note	2017	2016
ASSETS		ThCh$	ThCh$

Current Assets
Cash and cash equivalents	(6)	31,162,346	47,213,517
Other current financial assets	(7)	10,265,207	5,492,090
Other current non-financial assets	(16)	6,935,589	7,498,526
Trade and other current accounts receivables	(8)	187,422,436	180,332,662
Accounts receivable from related entities	(9)	11,379,684	12,954,739
Inventories	(10)	235,733,091	230,289,756
Biological assets	(15)	18,949,252	19,186,291
Current tax assets	(21)	30,059,783	17,501,606

Total current assets other than assets or disposal groups classified as held for distribution to owners		531,907,388	520,469,187

Total current assets		531,907,388	520,469,187

Non-current assets
Other non-current financial assets	(7)	25,591,638	18,303,296
Other non-current non-financial assets	(16)	4,227,938	4,467,288
Non-current accounts receivables	(8)	742,414	4,624,317
Investment accounted for using equity method	(11)	21,819,709	23,433,439
Intangible assets other than goodwill	(13)	43,426,623	40,647,715
Goodwill	(12)	31,021,819	26,769,828
Property, plant and equipment	(14)	381,736,948	361,938,676
Deferred tax assets	(21)	16,352,110	15,184,840

Total non-current assets		524,919,199	495,369,399

Total Assets		1,056,826,587	1,015,838,586

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2017 and 2016

		As of December 31,	As of December 31,
		2017	2016
EQUITY AND LIABILITIES	Note	ThCh$	ThCh$

Current liabilities
Other current financial liabilities	(18)	140,452,483	101,999,046
Trade and other accounts payable	(20)	120,753,782	118,611,533
Accounts payables to related entities	(9)	7,361,779	5,256,371
Other short-term provisions	(24)	17,420,500	22,725,436
Current tax liabilities	(21)	18,813,566	29,621,865
Provisions for employee benefits	(23)	15,074,953	15,821,285
Other non-financial liabilities		815,077	834,426

Total current liabilities other than liabilities included in disposal groups classified as held for sale		320,692,140	294,869,962

Total current liabilities		320,692,140	294,869,962

Non-current liabilities
Other non-current financial liabilities	(18)	127,810,125	148,992,036
Accounts payables to related entities	(9)	292,555	319,601
Deferred tax liabilities	(21)	53,373,158	50,388,290
Non-current provisions for employee benefits	(23)	2,829,938	2,859,643
Other non-financial liabilities		595,435	702,434

Total non-current liabilities		184,901,211	203,262,004

Total Liabilities		505,593,351	498,131,966

Equity
Issued capital	(26)	84,178,790	84,178,790
Retained earnings		455,924,169	426,521,298
Other reserves		8,263,848	5,509,389

Equity Attributable to Owners of Parent		548,366,807	516,209,477

Non-controlling interests		2,866,429	1,497,143

Total equity		551,233,236	517,706,620

Total equity and liabilities		1,056,826,587	1,015,838,586

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2017, 2016 and 2015

		From January 1	From January 1	From January 1
	Note	to December 31, 2017	to December 31, 2016	to December 31, 2015
CONSOLIDATED STATEMENTS OF INCOME		ThCh$	ThCh$	ThCh$
Revenue	(29)	643,784,687	658,447,621	636,194,074
Cost of sales	(30)	(412,079,217)	(412,381,871)	(391,505,147)

Gross profit		231,705,470	246,065,750	244,688,927

Other income	(31)	7,631,410	8,661,903	1,683,792
Distribution costs	(30)	(143,276,955)	(150,913,076)	(140,617,106)
Administrative expenses	(30)	(31,110,407)	(31,562,168)	(31,836,192)
Other expenses by function	(30)	(3,037,270)	(2,067,273)	(2,897,513)

Profit from operating activities		61,912,248	70,185,136	71,021,908

Finance income	(32)	570,531	970,651	621,644
Finance costs	(32)	(9,985,677)	(10,305,449)	(10,034,845)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(11)	3,254,601	4,511,072	5,324,722
Exchange differences	(32)	8,586,953	749,876	796,468
Income for adjustments units	(32)	(628,448)	(39,279)	(849,417)

Profit before tax		63,710,208	66,072,007	66,880,480

Income tax expense	(21)	(13,719,788)	(17,542,419)	(16,518,092)

Profit from continuing operations		49,990,420	48,529,588	50,362,388

Profit		49,990,420	48,529,588	50,362,388

Profit attributable to:
Profit attributable to owners of the Parent	(25)	49,574,670	47,931,093	49,797,379
Profit (loss) attributable to non-controlling interests		415,750	598,495	565,009

Profit		49,990,420	48,529,588	50,362,388

Earnings per share
Basic and diluted earnings per share	(25)	66.36	64.16	66.66
Basic earning as per share		66.36	64.16	66.66

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2017, 2016 and 2015

	From January 1	From January 1	From January 1
	to December 31, 2017	to December 31, 2016	to December 31, 2015
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	ThCh$	ThCh$	M$

Profit	49,990,420	48,529,588	50,362,388

Components of other comprehensive income, before taxes

Foreign currency translation difference
(Loss) gains from foreign currency translation differences (*)	(10,896,009)	(10,130,826)	9,531,432
Actuarial benefit plans
Actuarial gains from defined benefit plans	109,380	52,739	25,206
Financial assets available for sale
Losses from new measurements of financial assets available for sale, before tax (*)	(148,456)	(249,305)	(76,493)
Cash flow hedges
Gains (losses) from cash flow hedges, before taxes (*)	6,288,202	48,700,217	(25,308,863)
Hedges of net investments in foreign operation
Gain (losses) on hedges of net investments in foreign businesses, before taxes (*)	8,458,717	7,562,533	(8,603,632)
Other components Comprehensive Income
Participation in the other comprehensive income of associates and joint ventures accounted for using the equity method	(28,072)	103,031	—
Income tax related to comprehensive income
Income tax related to foreign currency translation differences of other comprehensive income (*)	2,717,757	1,869,010	—
Income tax related to financial assets available for the sale of other comprehensive income (*)	40,083	67,312	20,654
Income tax related to cash flow hedges of other comprehensive income (*)	(1,603,492)	(11,689,493)	5,711,132
Income tax related with defined benefit plans of other comprehensive income	(29,185)	(12,796)	(17,241)
Income tax related to hedges of net investments in foreign operation of other comprehensive income (*)	(2,154,466)	(1,815,008)	—

Total other comprehensive income	2,754,459	34,457,414	(18,717,805)

Total Comprehensive Income	52,744,879	82,987,002	31,644,583

Comprehensive income attributable to :
Comprehensive income attributable to the owners of the Parent	52,329,129	82,388,507	31,079,574
Comprehensive income attributable to non-controlling interests	415,750	598,495	565,009

Total comprehensive income	52,744,879	82,987,002	31,644,583

(*) When specific conditions are met, these ítems will be reclassified to the consolidated statement of income.

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

From January 1 through December 31, 2017

STATEMENT OF CHANGES IN EQUITY	Note	Issued capital ThCh$	Reserves for currency exchange differences ThCh$	Reserves of cash flow hedges ThCh$	Reserves of gains and loss on defined benefit plans ThCh$	Reserve for gains and losses for investments in equity instruments ThCh$	Reserves for gains or losses on remeasurement of financial assets available for sale ThCh$	Other sundry reserves ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Equity attributable to the owners of the Parent ThCh$	Non- controlling interests ThCh$	Total Equity ThCh$
Beginning balance as of January 1, 2017		84,178,790	5,843,924	5,898,980	(65,593)	(10,857,292)	(486)	4,689,856	5,509,389	426,521,298	516,209,477	1,497,143	517,706,620
Changes in equity													—
Comprehensive income													—
Profit	(26)	—	—	—	—	—	—	—	—	49,574,670	49,574,670	415,750	49,990,420
Other comprehensive income	(26)	—	(8,178,252)	4,684,710	80,195	6,304,251	(108,373)	(28,072)	2,754,459	—	2,754,459	—	2,754,459
Comprehensive income		—	(8,178,252)	4,684,710	80,195	6,304,251	(108,373)	(28,072)	2,754,459	49,574,670	52,329,129	415,750	52,744,879
Transactions with the owners of the Company
Dividends	(26)	—	—	—	—	—	—	—	—	(20,140,835)	(20,140,835)		(20,140,835)
Total transactions with the owners of the Company		—	—	—	—	—	—	—	—	(20,140,835)	(20,140,835)		(20,140,835)
Increase (decrease) through transfers and other changes	(26)	—	—	—	—	—	—	—	—	(30,964)	(30,964)	(438,953)	(469,917)
Increase (decrease) through changes in ownership interest in subsidiaries that not result in loss of control	(26)	—	—	—	—	—	—	—	—	—	—	1,392,489	1,392,489
Total changes in equity		—	(8,178,252)	4,684,710	80,195	6,304,251	(108,373)	(28,072)	2,754,459	29,402,871	32,157,330	1,369,286	33,526,616
Final balance as of December 31, 2017		84,178,790	(2,334,328)	10,583,690	14,602	(4,553,041)	(108,859)	4,661,784	8,263,848	455,924,169	548,366,807	2,866,429	551,233,236

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

From January 1 through December 31, 2016

STATEMENT OF CHANGES IN EQUITY	Note	Issued capital	Reserves for currency exchange differences	Reserves of cash flow hedges	Reserves of gains and loss on defined benefit plans	Reserve for gains and losses for investments in equity instruments	Reserves for gains or losses on remeasurement of financial assets available for sale	Other sundry reserves	Other reserves	Retained earnings	Equity attributable to the owners of the Parent	Non- controlling interests	Total Equity
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance as of January 1, 2016		84,178,790	14,105,740	(31,111,744)	(105,536)	(16,604,817)	181,507	4,586,825	(28,948,025)	397,480,284	452,711,049	1,624,499	454,335,548
Changes in equity													—
Comprehensive income													—
Profit	(26)	—	—	—	—	—	—	—	—	47,931,093	47,931,093	598,495	48,529,588
Other comprehensive income	(26)	—	(8,261,816)	37,010,724	39,943	5,747,525	(181,993)	103,031	34,457,414	—	34,457,414	—	34,457,414
Comprehensive income		—	(8,261,816)	37,010,724	39,943	5,747,525	(181,993)	103,031	34,457,414	47,931,093	82,388,507	598,495	82,987,002

Transactions with the owners of the Company
Dividends	(26)	—	—	—	—	—	—	—	—	(19,982,779)	(19,982,779)		(19,982,779)
Total transactions with the owners of the Company		—	—	—	—	—	—	—	—	(19,982,779)	(19,982,779)	—	(19,982,779)
Increase (decrease) through transfers and other changes	(26)	—	—	—	—	—	—	—	—	1,092,700	1,092,700	(725,851)	366,849
Total changes in equity		—	(8,261,816)	37,010,724	39,943	5,747,525	(181,993)	103,031	34,457,414	29,041,014	63,498,428	(127,356)	63,371,072
Final balance as of December 31, 2016		84,178,790	5,843,924	5,898,980	(65,593)	(10,857,292)	(486)	4,689,856	5,509,389	426,521,298	516,209,477	1,497,143	517,706,620

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

From January 1 through December 31, 2015

STATEMENT OF CHANGES IN EQUITY	Note	Issued capital	Reserves for currency exchange differences	Reserves of cash flow hedges	Reserves of gains and loss on defined benefit plans	Reserve for gains and losses for investments in equity instruments	Reserves for gains or losses on remeasurement of financial assets available for sale	Other sundry reserves	Other reserves	Retained earnings	Equity attributable to the owners of the Parent	Non- controlling interests	Total Equity
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance as of January 1, 2015		84,178,790	4,574,308	(11,514,013)	(113,501)	(8,001,185)	237,346	4,586,825	(10,230,220)	367,635,107	441,583,677	1,397,146	442,980,823
Changes in equity													—
Comprehensive income													—
Profit	(26)	—	—	—	—	—	—	—	—	49,797,379	49,797,379	565,009	50,362,388
Other comprehensive income	(26)	—	9,531,432	(19,597,731)	7,965	(8,603,632)	(55,839)	—	(18,717,805)	—	(18,717,805)	—	(18,717,805)
Comprehensive income		—	9,531,432	(19,597,731)	7,965	(8,603,632)	(55,839)	—	(18,717,805)	49,797,379	31,079,574	565,009	31,644,583

Transactions with the owners of the Company
Dividends	(26)	—	—	—	—	—	—	—	—	(19,951,909)	(19,951,909)		(19,951,909)
Total transactions with the owners of the Company		—	—	—	—	—	—	—	—	(19,951,909)	(19,951,909)	—	(19,951,909)
Increase (decrease) through transfers and other changes	(26)	—	—	—	—	—	—	—	—	(293)	(293)	(337,656)	(337,949)
Total changes in equity		—	9,531,432	(19,597,731)	7,965	(8,603,632)	(55,839)	—	(18,717,805)	29,845,177	11,127,372	227,353	11,354,725
Final balance as of December 31, 2015		84,178,790	14,105,740	(31,111,744)	(105,536)	(16,604,817)	181,507	4,586,825	(28,948,025)	397,480,284	452,711,049	1,624,499	454,335,548

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years between January 1 through December 31, 2017, 2016 and 2015

CONSOLIDATED STATEMENTS OF CASH FLOWS DIRECT METHOD	From January 1 to December 31,2017 ThCh$	From January 1 to December 31, 2016 ThCh$	From January 1 to December 31, 2015 ThCh$
Cash flows from (used in) operating activities

Receipts from sales of goods and rendering of services	680,283,192	621,129,885	603,837,789
Payments to suppliers for goods and services	(539,211,914)	(475,455,623)	(448,302,349)
Payments to and on behalf of employees	(76,148,825)	(73,083,518)	(75,052,917)
Dividends paid	(20,630,615)	(20,708,589)	(18,251,331)
Interest received	469,137	573,302	488,210
Income taxes paid	(25,289,189)	(10,191,807)	(6,177,652)
Other cash inflows	525,488	1,604,009	5,885,462
Cash flows from (used in) operating activities	19,997,274	43,867,659	62,427,212
Cash flows from (used in) investing activities

Other cash payments to acquire equity or debt instruments of other entities	(5,764,690)	—	—
Loans to related entities	(27,000)	—	—
Proceeds from sales of property, plant and equipment	2,174,636	10,058,410	216,090
Purchases of property, plant and equipment	(47,629,585)	(42,226,901)	(22,413,568)
Purchases of intangible assets	(2,479,369)	(2,679,130)	(1,658,812)
Proceeds from Government grants	150,074	74,508	50,430
Cash receipts from related entities	53,294	—	—
Dividends received	2,089,465	4,536,056	3,220,576
Cash flows from (used in) investing activities	(51,433,175)	(30,237,057)	(20,585,284)
Cash flows from (used in ) financing activities
Proceeds from bank borrowings	130,860,473	97,374,091	16,007,330
Loan payments	(105,071,536)	(83,421,049)	(50,466,596)
Payments of finance lease liabilities classified as financing liabilities	(53,029)	—	—
Interest paid	(9,427,606)	(8,187,527)	(7,694,560)
Other cash inflow (outflows)	2,787	27,437	36,418
Cash flows from (used in) financing activities	16,311,089	5,792,952	(42,117,408)
Increase (decrease) in cash and cash equivalents before the effect of exchange rate changes	(15,124,812)	19,423,554	(275,480)

Effects of exchange rate changes on cash and cash equivalents

Effects of exchange rate changes on cash and cash equivalents	(926,359)	(2,845,221)	606,510
Increase (decrease) in cash and cash equivalents	(16,051,171)	16,578,333	331,030
Cash and cash equivalents at the beginning of the year	47,213,517	30,635,184	30,304,154
Cash and cash equivalents at the end of the year	31,162,346	47,213,517	30,635,184

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. GENERAL CONSIDERATIONS

The Company’s name is Viña Concha y Toro S.A. ID No. 90.227.000-0, registered as listed Corporation. The Company is located in Avda. Nueva Tajamar 481, North Tower, Floor N°15, Las Condes, Santiago, Chile, phone (56-2) 476-5000, fax (56-2) 203-6740, postal box No. 213, Central Post Office, Santiago, e-mail webmaster@conchaytoro.cl. Website www.conchaytoro.com, with mnemonic in Chilean Stocks: Conchatoro and mnemonic in NYSE: VCO.

Viña Concha y Toro S.A. was formed as a public company by means of a Public Deed dated December 31, 1921, before the Notary Public of Santiago Mr. Pedro N. Cruz. The summary was inscribed under file 1,051 numbers 875 and 987 both Trade Registry of Santiago from the Santiago Real Estate Custodian for 1922 and was published in the Official Gazette under No.13,420, dated November 6, 1922. The Existence Authorization Decree has the No. 1.556, of October 18, 1922.

The Company is currently registered under file 15,664 No.12,447 with the Trade Registry of Santiago Real Estate Custodian, corresponding to year 1999; and in the Securities Register of the Superintendence of Securities and Insurance under No.0043.

Viña Concha y Toro is the biggest wine producing and exporting company in Chile. The Company is vertically integrated and operates its own vineyards, wineries and bottling plants. The Company also operates in Argentina, through Trivento Bodegas y Viñedos S.A. and in the United States of America through Fetzer Vineyards.

The Company has developed a wide wine portfolio using the brand Concha y Toro. Likewise, the Company has fostered certain projects through its subsidiaries Viña Cono Sur, Viña Maipo, Viña Quinta de Maipo, Viña Maycas del Limarí, Viña Canepa, Viñedos Los Robles, Fetzer Vineyards and Trivento Bodegas y Viñedos. Additionally, together with the prestigious French winery Barón Philippe of Rothschild through a joint venture, Viña Almaviva S.A., produces the Almaviva icon, a first-class wine.

The Company has presence in the main vineyard valleys of Chile: Valle del Limarí, Aconcagua, Casablanca, Leyda, Maipo, Cachapoal, Colchagua, Curicó and Maule.

In the distribution business, the Company participates through the subsidiaries, VCT Chile Ltda. (Comercial Peumo) in Chile which has the most extensive own wine distribution network in the domestic market. Concha y Toro UK Limited (United Kingdom) in 2008, in order to strengthen its distribution, the Company established its own distribution offices in Brazil, Sweden, Norway and Finland; these began their operations during 2009.

In March 2010 the Company formed the subsidiary VCT Group of Wineries Asia Pte. Ltd. in Singapore aimed to reinforce the presence of Viña Concha y Toro in Asia. The subsidiary is responsible for promote and distribute the products in the region.

In April, 2011, the subsidiary VCT USA Inc. was incorporated in accordance with the laws of the State of Delaware, in the United States. Through this subsidiary, the Company acquires 100 % of the shares of the U.S. wine production company, Fetzer Vineyards domiciled in California, United States of America.

This acquisition contemplated a portfolio of brand names mainly focused on the US market including, Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary and the license of Little Black Dress. Likewise, Fetzer Vineyards has 464 hectares of own and leased vineyards in Mendocino County in California, San Luis Obispo y Monterrey; and warehouses for 37 million liters in Hopland, California. Fetzer Vineyards has bottling facilities in Hopland, California employing approximately 289 employees.

In May, 2011, the Company acquired 40% of Southern Brewing Company S.A. (Cervezas Kross) with the purpose of obtaining active participation in the Premium segment of domestic beer. Dated April 15, 2013 was conducted a capital contribution which increased the Company´s direct ownership by 49%.

In July 2011, VCT USA Inc. together with Banfi Corporation, formed a joint venture with an interest of 50% each, in the Excelsior Wine Company, LLC. Through this joint venture, the distribution of the products becomes performed exclusively by this new company, which was performed by Banfi Corporation prior to the above date.

In August, 2011, in order to reach new markets, the Company formed the subsidiary, VCT México S. de R.L. de C.V. and through this, jointly with Aldimerco, S.A. de C.V, incorporated, VCT & DG México S.A. de C.V., in accordance with the laws of the Federal District in Mexico. This Company commenced its operations in mid-2012, and is committed to distribute our products.

During November 2011, the Company incorporated the subsidiary, Concha y Toro Canada Limited, in the Province of New Brunswick in Canada. These new subsidiary is intended to promote our products in Canada.

On January 2012, the Company formed in Cape Town, South Africa the subsidiary VCT Africa & Middle East Proprietary Limited. This new subsidiary is intended to promote our products in Africa and the Middle East.

In January 2013, the Company formed Gan Lu Wine Trading (Shanghai) Co., Ltd.; this subsidiary is committed to promote our products in China.

In March 2013, the Company formed Viña Cono Sur Organico SpA in Chile; this subsidiary has the sole purpose of producing and selling organic grapes to its Parent Cono Sur S.A..

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

In June 2014, Concha y Toro S.A. through its subsidiary VCT Group of Wineries Asia Pte Ltd, acquired 41% of shares of VCT Japan Company Limited, a company which is committed to export and import of wine and operate the distribution business, in general.

In October 2014, the Company formed Eagle Peak Estates, LLC, a company which is committed to the trading, wine fractionation and alcoholic beverages and the export of wine and related products in the United States.

In December 2014, Concha y Toro Canada Ltd, together with Charton Hobbs Inc. a Company formed in accordance with the Canadian Laws, a joint venture in which participates with 50% each in the Constitution of Escalade Wines & Spirits Inc. in order to import, export, sale, produce and distribute alcoholic beverages.

In August 2017, Inmobiliaria El Llano SpA was formed which is committed to making investments and real estate projects.

In November 2017, Viña Concha y Toro S.A. acquired additional Ownership in Southern Brewing Company S.A. (Kross) achieving Ownership of 77% of the shares of such company where the remaining 23% continues to be owned by the original shareholders.

In other export markets, the Company maintains strategic relationships with significant specialized distributors.

The Concha y Toro Group is composed of the companies detailed in 2.2.1.

Majority shareholders (Unaudited)

As of December 31, 2017, the Company’s 12 majority shareholders are as follows:

Name	Number of shares	Ownership %
Banco de Chile Cta. de terceros	92,939,672	12.44%
Inversiones Totihue S.A.	87,615,431	11.73%
Rentas Santa Barbara S.A.	85,274,628	11.42%
Itaú Corpbanca Cta. Inversionistas Ext.	41,315,545	5.53%
Inversiones Quivolgo S.A.	32,748,071	4.38%
Fundación Cultura Nacional	25,954,278	3.47%
Inversiones GDF Ltda.	24,500,000	3.28%
The Bank of New York según Circ. 1375 S.V.S.	25,456,140	3.41%
Agroforestal e Inversiones Maihue Ltda.	22,337,075	2.99%
Constructora Santa Marta Ltda.	22,293,321	2.98%
Larraín Vial C. De Bolsa	19,557,520	2.62%
Inversiones La Gloria Ltda.	17,000,000	2.28%
Total	496,991,681	66.53%

Board of Directors

The Company is managed by a Board of Directors, which is comprised of seven members duly appointed by the General Shareholders Board. This Board of Directors serves for a three-year period, at the end of which it must be renewed in full and its members can be re-elected indefinitely. The current Board of Directors was appointed by the General Shareholders Board held on April 24, 2017, for the three-year period ending in 2020.

Pursuant to its by-laws, the Board of Directors remuneration for 2017 was established by the Company’s shareholders at the General Shareholders’ Meeting as 1.3% of the net profit for the year. In addition, an allowance of UF300 per month was approved for the executive responsibilities of the Chairman of the Board.

The remuneration paid to the Members of the Audit Committee for 2017 is equivalent to one third additional to the total remuneration that the director receives as such, in accordance with Article 50 bis of the Publicly-held Corporations Act and Circular No. 1956 issued by the Chilean Commission for the Financial Market.

Headcount (Unaudited)

As of December 31, 2017, the staffing and detail of the Company’s permanent personnel is as follows:

	Parent	Subsidiaries in Chile	Subsidiaries abroad	Consolidated
Managers, deputy managers and main executives	89	23	71	183
Professionals and technicians	593	151	284	1,028
Other workers, salespeople and administrative	1,174	426	506	2,106
Total	1,856	600	861	3,317

NOTE 2. BASIS OF PREPARATION AND PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1	Basis of Preparation

2.1.1 Consolidated Financial Statements

Consolidated Financial Statements as of December 31, 2017

These consolidated financial statements of Viña Concha y Toro S.A. and subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). These consolidated financial statements have been approved by the Board of Directors on April 26, 2018.

2.1.2 Basis of Measurement

The consolidated financial statements have been prepared on the cost basis except for the following items:

-	Hedging financial instruments are measured at fair value;
-	Financial assets available-for-sale financial are measured at fair value;
-	Financial instruments with changes in profit and loss are valued at fair value;
-	The provision for severance indemnities is determined based on an actuarial calculation.
-	Agricultural produce are measured at harvest date at fair value less costs of sale (See Note 2.13).

2.1.3 Accounting Period

The Consolidated Financial Statements cover the following periods:

-	Consolidated Statements of Financial Position as of December 31, 2017 and 2016.
-	Consolidated Statements of Income for the years from January 1 through December 31, 2017, 2016 and 2015.
-	Consolidated Statements of Comprehensive Income for the years from January 1 through December 31, 2017, 2016 and 2015.
-	Consolidated Statements of Changes in Equity for the years from January 1 through December 31, 2017, 2016 and 2015.
-	Consolidated Statements of Cash Flows – Direct Method for the years from January 1 through December 31, 2017, 2016 and 2015.
F-17

2.1.4 Use of Estimates and Judgments

In preparing these consolidated financial statements, certain estimates made by the Company’s management have been used in order to quantify certain assets, liabilities, revenue, expenses and commitments which are recorded therein. These estimates refer to the following:

-	The assessment of possible indicators of impairment losses on property, plant and equipment, intangible assets, goodwill and investments.

-	The estimated useful life assigned to property, plant and equipment and intangible.

-	The criteria used for measuring certain assets, i.e., allowance for doubtful accounts.

-	The assumptions used in the projection of discounted cash flows, i.e., impairment of Goodwill, fair value calculation of biological assets.

-	The actuarial calculation for severance indemnity obligations.

-	The fair value of derivative contracts or other financial instruments.

-	Net realizable value and obsolescence estimates.

-	Fair value of biological assets.

-	Provision for advertising expense.

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

2.1.5 Classification of Balances as Current and Non-Current

In the accompanying consolidated statements of financial position, balances are classified considering their maturity dates; i.e., current balances include those maturing in a period equal to or lower than twelve months and non-current include all those balances for a period that exceeds twelve months. If there exits obligations whose maturity is lower than twelve months but whose long-term refinancing is ensured at the Company’s discretion, through loan agreements unconditionally available maturing at long-term, these could be classified as long-term liabilities.

2.1.6 New Standards adopted and Standards Issued but not yet in force

As of the date of issuance of these consolidated financial statements, there are standards and amendments to standards and interpretations with first time mandatory application beginning on periods commenced as of January 1, 2017.

	New Standards	Mandatory application for years beginning on:
Amendment to IAS 7 -	Statement of Cash Flows.	January 1, 2017
Amendment to IAS 12 -	Recognition of Deferred Tax Assets for Unrealized Losses.	January 1, 2017
Amendment to IFRS 12 -	Annual Improvements Cycle 2014-2016.	January 1, 2017

These new standards have no significant impact on the Group’s financial statements.

The following accounting pronouncements have been issued by the IASB, but have not yet become effective and are effective from the dates indicated below:

New Standards		Mandatory application for years beginning on:
IFRS 9	Financial Instruments: Classification and Measurement	January 1, 2018
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRS 16	Leases	January 1, 2019
IFRS 17	Insurance Contracts	January 1, 2021
New Interpretations		Mandatory application for years beginning on:
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018
IFRIC 23	Uncertainty Over Income Tax Treatments	January 1, 2019
Amendments to IFRS		Mandatory application for years beginning on:
IFRS 2	Share-based Payment: Clarifies the accounting for certain types of share-based payment transactions	January 1, 2018
IAS 40	Transfer of Investment Property	January 1, 2018
IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRS 10 and IAS 28	Sale and Contribution of Assets	To be determined

The Company’s Management believes these new standards will have no significant impact on the Group’s financial statements, except for the standards IFRS 16, IFRS 9 and IFRS 15, explained as follows:

a) New accounting pronouncements

The Company’s Management is in the process of analyzing the IFRS 16 to determine whether or these will have a significant impact on the consolidated financial statements. In particular we can mention the following:

IFRS 16 “Leases”

IFRS 16 was issued in January 2016 by the IASB, which establishes the principles for the recognition, measurement, presentation and disclosure of leases. The new standard replaces the current IAS 17 “Leases” and their interpretations: IFRIC 4 “Determining whether an Arrangement Contains a Lease”, SIC 15 “Operating Leases - Incentives” and SIC 27 “Evaluating of the Substance of Transactions Involving the Legal Form of a Lease”.

The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for companies applying IFRS 15 prior to the initial application date of IFRS 16. The Group does not plan to early adopt the standard.

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

ii) Lessor accounting: does not change substantially from the current model of IAS 17. The lessor will continue to classify leases under the same principles of the current standard as operating or finance leases.

The Group is currently conducting an initial assessment of the potential impact of IFRS 16 on the consolidated financial statements. The quantitative effect to date is unknown, which will depend, among other aspects, on the method of transition chosen, on the extent to which the Group uses practical expedients and recognition exemptions, and on any additional leases that the Group may enter into in the future. Viña Concha y Toro S.A. and subsidiaries expects to disclose their transition method and quantitative information prior to the date of adoption.

b) Transition to New Standards

IFRS 9 “Financial Instruments”

In June 2014, the IASB issued a finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 “Financial Instruments: recognition and Measurement”. The new Standard brings together the results of the three phases of the IASB project on financial instruments: (i) Classification and Measurement, (ii) Impairment and (iii) Hedge Accounting.

IFRS 9 must be applied to an entity’s first annual IFRS financial statements for periods beginning on or after January 1, 2018. The standard imposes many specific transitions rules, exceptions and exemptions, but, in general, must be applied retrospectively in an exception for most of the accounting requirements, which shall be applied prospectively. IFRS 9 does not require any prior period restatement.

Management has conducted an analysis of the effects that IFRS will have on the Group’s 2018 consolidated financial statements, as well as on the judgments and selection of accounting policies applied during the implementation period.

i) Classification and measurement

IFRS 9 introduces a new approach to classification of financial assets based on two concepts: contractual cash flows characteristics and the business model. Under this new approach, the four classification categories that existed under the IAS 39 “Financial Instruments: Recognition and Measurement” are replaced by the following three categories:

-  amortized cost;

-  fair value with changes recognized in other comprehensive income; or

-  fair value through profit or loss.

Financial liabilities under IFRS 9 are classified similar to the classification under IAS 39 “Financial Instruments: Recognition and Measurement”. However there are differences in the requirements applicable to the measurement of financial liabilities designated as at fair value through profit or loss. Changes generated by the variation of an entity’s own credit risk will be recognized in other comprehensive income.

Management has conducted an assessment of the impact that such Standard will have on its consolidated financial statements and has determined that financial assets classified as available for sale starting from 2018 should be classified as financial assets at fair value through profit or loss with no significant impacts. Regarding financial liabilities no significant effects have been identified because of the change in the accounting treatment.

ii) Impairment

IFRS 9 introduces an expected credit loss model, different to the incurred credit loss model required by IAS 39 “Financial Instruments: Recognition and Measurement.” This means that under IFRS 9, impairment will be generally recognized earlier than under the current standard.

The new impairment model will be applied to financial assets measured at amortized cost or fair value with changes in other comprehensive income. Loss allowance will be measured based on:

-	Expected credit losses over the next 12 months; or

-	Expected credit losses over the life of the asset if, at the reporting date of the consolidated financial statements, there is a significant increase in the credit risk of a financial instrument since the initial recognition.

The standard allows, as a matter of simplification, accounting for loss allowance on commercial receivables, contractual asset or lease receivable, based on expected credit losses over the life of these assets.

Management has conducted a preliminary analysis of the impact that such standard will have on its consolidated financial statements and has determined that there is no significant impact on the estimation of impairment losses.

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

Management has opted to apply the new IFRS 9 for hedge accounting at the date of adoption but it identified no significant effects on profit or loss and equity as there are no relevant differences compared to the previous model required by IAS 39.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 “Revenue from Contracts with Customers” issued in May 2014 by the IASB establishes the principles that an entity must apply to disclose useful information to the users of the financial statements in regard to the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers beginning on January 1, 2018. For such purposes, the basic principle is that an entity will recognize revenue representing the transfer of goods or services promised to customers in an amount which reflects the consideration to which the entity expects to have a right in exchange for such goods or services. The new standard provides a comprehensive 5-step framework to determine the time, measurement and recognition of revenue. The focus of such new standard is on recognizing revenue as and when the different performance obligations and transfer of control are met. Its application replaces, among others, IAS 18 Revenue; IAS 11 Construction Contracts; IFRIC 13 Customer Loyalty Programmes; IFRIC 15 Agreements for the Construction of Real Estate; IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue-Barter Transactions Involving Advertising Services.

In April 2016, IASB issued an amendment introducing clarifications to the guidance for the identification of performance obligations in contracts with customers, accounting for intellectual property licenses and the assessment of principal versus agent (gross presentation versus net presentation of revenue), among other aspects. Such amendments are also effective beginning on January 1, 2018.

The Company’ revenue predominantly arises from its main performance obligation of transferring its products under agreements where the transfer of control and compliance with the Company’s performance obligations occur at the same time. Management conducted an assessment and plan to implement IFRS 15. As part of such process, management conducted an analysis of its performance obligations underlying revenue recognition, as it is the case of the performance obligation related to the transport of products to customers, in accordance with the terms and conditions previously established in contracts with no significant impact to the extent the performance obligation has been satisfied. In such sense, with respect to products billed with deferred delivery, the Company assessed the transfer of control beyond the transfer of risks and rewards that the previous standard established and the Company does not believe that under the new standard there is an impact on revenue recognition under such method. Additionally, the Company assessed the estimation of variable considerations including discounts, guarantees, financing components and the considerations paid to customers, among other aspects. Management concluded from such preliminary analysis that the latter will generate an immaterial impact on revenue recognition as a result of applying the new standard, as a reduction of the transaction price and; accordingly, of revenue, offset by one hundred percent with a lower expense in the line distribution costs. The Company has started to apply IFRS 15 beginning on January 1, 2018, by applying the cumulative effect method at such date, recognizing the transition effects without making any adjustments to comparative information from prior periods.

2.1.7 Significant Accounting Policies

The significant accounting policies are as follows:

-	Inventories
-	Goodwill
-	Financial assets and Property, plant and equipment
-	Derivative financial instruments
-	Biological assets
-	Employee benefits
F-22

2.2 Basis of Consolidation

The consolidated financial statements include assets, liabilities, profit and loss and cash flows of Viña Concha y Toro and its subsidiaries. The effects of significant transactions performed with subsidiaries have been eliminated and the related non-controlling ownership which are presented in both the consolidated statements of financial position and statements of income, under item non-controlling interests, have been recognized.

The accounting policies of direct and indirect subsidiaries are aligned with the Company’s accounting policies.

2.2.1 Subsidiaries

The subsidiaries are entities controlled by Viña Concha y Toro. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date in which control starts through the date in which it ceases.

To account for the acquisition of subsidiaries, Viña Concha y Toro uses the acquisition method. The acquisition cost is the fair value of assets delivered, equity instruments issued and liabilities incurred or assumed at the exchange date, and other costs directly attributable to the acquisition. Identifiable assets acquired, identifiable liabilities and contingencies assumed in a business combination are measured by its fair value at the acquisition date. The excess of the acquisition cost compared to the fair value of the Company’s ownership in net identifiable assets acquired is recognized as goodwill. Whether the acquisition cost is lower than the fair value of net assets of the acquired subsidiary, the difference is directly recognized in the statement of income.

The subsidiaries, whose financial statements have been included in consolidation are the following:

		Ownership percentage
		As of December 31, 2017			As of December 31, 2016
Tax ID No.	Company	Direct	Indirect	Total	Total
85.037.900-9	Comercial Peumo Ltda.	—	100.0000%	100.0000%	100.0000%
84.712.500-4	Bodegas y Viñedos Quinta de Maipo SpA	54.3236%	45.6764%	100.0000%	100.0000%
82.117.400-7	Soc. Export.y Com. Viña Maipo SpA	—	100.0000%	100.0000%	100.0000%
85.687.300-5	Transportes Viconto Ltda.	—	100.0000%	100.0000%	100.0000%
86.326.300-K	Viña Cono Sur S.A.	—	100.0000%	100.0000%	100.0000%
0-E	Trivento Bodegas y Viñedos S.A.	—	100.0000%	100.0000%	100.0000%
0-E	Concha y Toro UK Limited	99.000%	1.0000%	100.0000%	100.0000%
0-E	Cono Sur Europe Limited	—	100.0000%	100.0000%	100.0000%
96.585.740-0	Soc. Export. y Com. Viña Canepa S.A.	—	100.0000%	100.0000%	100.0000%
96.921.850-K	Inversiones Concha y Toro SpA	100.0000%	—	100.0000%	100.0000%
99.513.110-2	Inversiones VCT Internacional SpA	35.990%	64.0100%	100.0000%	100.0000%
0-E	Finca Lunlunta S.A.	—	100.0000%	100.0000%	100.0000%
76.898.350-K	Viña Maycas del Limarí Limitada	—	100.0000%	100.0000%	100.0000%
0-E	Finca Austral S.A.	—	100.0000%	100.0000%	100.0000%
0-E	VCT Brasil Importación y Exportación Ltda.	—	100.0000%	100.0000%	100.0000%
0-E	Concha y Toro Sweden AB	—	100.0000%	100.0000%	100.0000%
0-E	Concha y Toro Finland OY	—	100.0000%	100.0000%	100.0000%
0-E	Concha y Toro Norway AS	—	100.0000%	100.0000%	100.0000%
76.048.605-1	Viñedos Los Robles SpA	—	100.0000%	100.0000%	100.0000%
0-E	VCT Group Of Wineries Asia Pte. Ltd.	—	100.0000%	100.0000%	100.0000%
0-E	VCT USA, Inc.	100.0000%	—	100.0000%	100.0000%
0-E	Fetzer Vineyards, Inc.	—	100.0000%	100.0000%	100.0000%
0-E	Eagle Peak Estates, LLC	—	100.0000%	100.0000%	100.0000%
0-E	VCT Mexico, S. de R.L. de C.V.	—	100.0000%	100.0000%	100.0000%
0-E	VCT & DG Mexico, S.A. de C.V.	—	51.0000%	51.0000%	51.0000%
0-E	Concha y Toro Canadá Limited	—	100.0000%	100.0000%	100.0000%
76.273.678-0	Viña Cono Sur Orgánico SpA.	—	100.0000%	100.0000%	100.0000%
0-E	VCT África & Middle East Proprietary Ltd.	—	100.0000%	100.0000%	100.0000%
0-E	Gan Lu Wine Trading (Shanghai) Co. Limited	—	100.0000%	100.0000%	100.0000%
0-E	VCT Norway AS	—	100.0000%	100.0000%	100.0000%
0-E	Cono Sur France S.A.R.L	—	100.0000%	100.0000%	100.0000%
0-E	VCT Wine Retail Participacoes Ltda.	—	100.0000%	100.0000%	100.0000%
76.783.225-7	Inmobiliaria El Llano SpA	100.0000%	—	100.0000%	0.0000%
99.527.300-4	Southern Brewing Company S. A. (*)	77.0000%	—	77.0000%	49.0000%
(*): See Note 11.1Disclosures on Investments in Subsidiaries, letter iii.

Minority interest represents the effect in profit and loss and equity as of December 31, 2017 and 2016, of those companies which are consolidated as per the global integration method; presented as “Non-controlling interest” in the equity line of the Consolidated statement of financial position and in the line “Profit (loss) attributable to non-controlling interests”, in the accompanying Consolidated statements of income.

The translation to the presentation currency of financial statements of foreign companies with functional currency other than the Chilean peso is performed as is indicated in 2.2.2..

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

In consolidation, items in the consolidated statement of comprehensive income related to entities whose functional currency is other than the Chilean peso have been translated to Chilean pesos using the average exchange rates. Items in the consolidated statement of financial position have been translated using the exchange rates prevailing at each year-end. Exchange differences associated with the translation of net assets of these entities have been carried to equity and recorded in a translation reserve under a separate line.

The Company does not use a presentation currency other than the Parent’s functional currency for consolidation.

All information is presented in thousands of Chilean pesos (ThCh$) and has been rounded to the nearest unit value.

2.2.3 Goodwill

Goodwill generated by the purchase of investments is not subject to amortization and at each year-end impairment testing is conducted; and if there are indications which could decrease its recoverable amount to an amount lower than the net cost recorded, an impairment loss adjustment is made.

Goodwill is assigned to those cash-generating units (CGUs) which are expected to obtain benefits from the business combination from which this acquired goodwill arose.

2.3	Operating Segments and Geographic Information (See Note 28)

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

The activities of these two operating segments consist of:

-	Wine: production, distribution and marketing of Wines under all its brands, including agricultural, oenological and packaging operations that are transversal to all products and markets in Chile, Argentina and the United States; The storage, transportation and marketing of them in the domestic market and exports, including consolidation in those countries where there is an importer, distributor or related commercial office.
F-25

-	Other: grouping of other products not specifically related to the production, distribution and marketing of Wine. This segment includes the distribution of spirits and premium beers in Chile, wine bar and tours in Pirque, and the activities related to the real estate business, among others.

The accounting policies used to determine the segmented information are the same as those used for the preparation of the Company’s Consolidated Financial Statements. The decision-makers use income before taxes as the segment operating measure. Such measurement excludes the operating leases, sales of waste, property, plant and equipment and products not considered in the segment “Other” as these are not directly attribute to the operating segments. The decision-makers use total assets as the measurement for the segment of assets. Such measurement excludes cash and cash equivalents as those assets not directly attributed to operating segments. The decision makers use total liabilities as the measurement of the liabilities segment. Such measurement excludes corporate debt, derivative financial instruments, deferred taxes and provisions for employee benefits, among others, whose obligations are not attributed to operating segments.

There are no intersegment transactions.

Geographic revenue is determined in accordance with the customer’s location.

Geographic non-current assets are determined in accordance with the physical location of assets.

2.4	Transactions in Foreign Currency and Adjustment Units Transactions and Balances

Transactions in foreign currencies are recorded initially, applying the applicable exchange rate at the transaction date. Balances of monetary assets and liabilities are translated at the year-end exchange rate; non-monetary items in foreign currency are measured in terms of cost and are translated using the applicable exchange rate at the transaction date. Non-monetary items in foreign currencies valued at fair value are translated using the applicable exchange rate at the date in which the fair value is determined.

Exchange rates used to translate monetary assets and liabilities, denominated in foreign currency and adjustments units at each year-end regarding the Chilean peso, are as follows:

Foreign currency	Abreviation	As of December 31, 2017	As of December 31, 2016
Unidad de Fomento (*)	UF	26,798.14	26,347.98
United States Dollar	USD	614.75	669.47
Pound Sterling	GBP	832.09	826.10
Euro	EUR	739.15	705.60
Swiss Franc	CHF	631.16	657.83
Australian Dollar	AUD	480.31	483.44
Canadian Dollar	CAD	491.05	498.38
Singapore Dollar	SGD	460.11	462.56
Brazilian Real	BRL	185.64	205.82
Argentine Peso	ARS	33.11	42.28
Danish Crown	DKK	99.31	94.93
Norwegian Crown	NOK	75.21	77.64
Chinese Yuan	CNY	94.40	96.13
Swedish Crown	SEK	75.20	73.66
Hong Kong Dollar	HKD	78.69	86.34
South African Rand	ZAR	49.78	48.85
Mexican Peso	MXN	31.28	32.46
Yen	JPY	5.46	5.73

(*) Adjustment unit corresponds to “Unidad de Fomento” (UF) which is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based in changes in the previous month’s inflation rate.

2.5	Cash and Cash Equivalents

Cash and cash equivalents includes balances in cash, banks and short-term highly-liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk regarding change in its value.

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

Once the procedures for preliminary and judicial collection have been exhausted, the assets will be written off against the allowance made. The Company uses the allowance for impairment method and not the direct write-off method.

Historical and currently renegotiations are not relevant and the policy is to analyze on a case-by-case to classify them as per the existence of risk, determining whether the reclassification corresponds to accounts for legal preliminary collection. If reclassification is needed, estimation of the amount due and to be due is established.

Financial assets recorded in this category include cash and cash equivalents, other financial assets, trade and other receivables and trade receivables due from related parties and receivables, non-current.

2.6.4	Financial Assets Available for Sale

Financial assets available for sale are those which are specially designed as such or those not qualifying to be classified within the 3 prior categories of financial assets. These financial assets are included in the consolidated statement of financial position at its fair value when is possible to determine, in a reliable manner. In the case of ownerships in unlisted companies or that have low liquidity, generally, the market value cannot be determined in a reliable manner. When this case exists, they are valued at acquisition cost or for a lower amount if there is evidence of its impairment. Changes of fair value, net of its tax effect, are recorded in the consolidated statements of other comprehensive income, up to the disposal these investments. Then the accumulated amount of this item is included in the gain or loss for the year.

In case that the fair value is lower than the acquisition cost, if there is an objective evidence that the assets suffered an impairment which cannot be considered as temporary, the difference is directly recorded in as a loss in the current year.

-	Financial Liabilities

The Company classifies its financial liabilities under the following categories: at fair value with changes in profit or loss, trade payables, interest bearing borrowings or derivatives designated as hedging instruments. Financial liabilities include other financial liabilities, trade and other payables and trade payables due to related parties and non-current payables. They are initially recognized at fair value and subsequently measured at amortized cost calculating the effective interest rate.

The Company’s management determines the classification of its financial liabilities at initial recognition. Financial liabilities are classified in the category of other financial liabilities except for derivative financial liabilities that are classified at fair value through profit or loss. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

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

2.6.6	Trade Payables

Trade payables balances are initially measured at fair value and subsequently measured at amortized cost.

2.6.7	Hedging derivatives

The global derivative instrument portfolio is composed of 99.27% by contracts qualifying as hedge instruments. These were subscribed by the Concha y Toro Group within the framework of the financial risk management policy to mitigate the risks associated with exchange rate fluctuations, adjustments units (UF) and interest rates fluctuations, being these currency forward contracts and interest rate swaps.

Derivatives are recorded at fair value in the consolidated statement of financial position date. If its value is positive, these are recorded under the caption “Other financial assets” when its value is negative, these are recorded within the caption “Other financial liabilities”, reflecting the change in the fair value within the consolidated statement of comprehensive income as described below, as per the type of hedge to which these correspond:

a)	Fair value hedges:

The portion of the underlying for which the risk is being hedged is measured at fair value as well as the hedging instrument, recognizing the fluctuations in the value of both, netting the effects under the same caption in the statement of income.

b)	Cash flow hedges:

Changes in the fair value of derivatives are recorded, in the portion in which these hedges are effective, in the reserve in total equity until transferred to the consolidated statement of comprehensive income netting this effect against the hedged item. The results corresponding to ineffective portion of hedges are directly recorded in the consolidated statement of income.

c)	Net investment hedges:

Net investments hedges in a foreign operation, including a hedge of a monetary item which is accounted for as a part of the net investment, are recorded as follows: gains or losses for the hedging instrument related to the effective portion of the hedge are recognized as a charge or credit to equity accounts, whereas any gain or loss related to the ineffective portion is recognized as a charge or credit to profit or loss. When disposing of the foreign operation, the accumulated amount of any gain or loss directly recognized in equity is transferred to the consolidated statement of income.

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

As of December 31, 2017 and 2016, there are no embedded derivatives for both, financial instruments contracts and contracts to purchase grapes and wine.

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

Non-current assets such as property, plant and equipment whose carrying amount will be recovered through sales and not through its ongoing use are classified as held for sale. This condition is considered as met only when the sales is highly probable and the asset is available for immediate sale in its current state and transferred to the current group.

These are included in non-current assets when the investment is intended to be disposed of in the twelve months following year-end.

These assets are measured at the lower amount between the carrying amount and the estimated sales value less the costs to sell, and are no longer depreciated from the time in which are classified as non-current assets held-for-sale.

2.8	Inventory

Raw materials, products in-process, finished products and supplies, are initially measured at cost. Subsequent to the initial recognition, these are measured at the lower of net realizable value and cost recorded initially. Inventory of wine in bulk are measured at weighted average price, determined through the absorption costing method, which implies adding to acquisition direct costs and/or grapes production costs, indirect costs incurred in the agricultural process, and direct and indirect costs in the wine production process.

Agricultural produce (grapes) used as raw material are measured at fair value less costs of sale as of the harvest date (see Note 2.13 Biological Assets).

The Company and its subsidiaries have recorded impairment for obsolescence of raw materials and supplies based on technical reports and on turnover level of stocks maintained and /or from the assessment of its use in the future.

2.9	Other non-financial assets

Within the caption other non-financial assets are shown those current prepayments. These include disbursements due to prepayments related to the lease of farms, insurance and advertising. These are classified in current and non-current depending on the term of their maturity.

2.10	Investments in associates

An associate is an entity in which Viña Concha y Toro has significant influence, but not a control or joint control, of its financial and operating policies. A joint venture is an arrangement in which Viña Concha y Toro has joint control whereby it has a right to the net assets of the arrangement and not rights on its assets and obligations for its liabilities. Pursuant to the equity method, the investment is initially recorded at cost including transaction costs.

The net profit or loss obtained in each year by these companies is illustrated in the consolidated statement of comprehensive income as “Ownership on profit (losses) of associates accounted for using the equity method.” (Equity-accounted investees).

2.10.1	Goodwill of equity-accounted investees

Goodwill from acquisitions of associates is not amortized and at each year-end, it is estimated if there are indications of impairment which may decrease its recoverable amount to an amount lower than the net cost recorded, in whose case, an impairment adjustment is made.

Goodwill is assigned to those cash generating units (CGUs) in which is expected to obtain a benefit from the business combination in which the acquired goodwill arose. This value is added to the investment value.

2.11	Intangible Assets
2.11.1	Industrial Brand Rights

Viña Concha y Toro and its subsidiaries commercializes its products through the registration of its own trademark in the different countries. Such registration in general has a term of 10 years and can be renewed indefinitely. The main brands of the Company includes the corporate Concha y Toro brand and its emblematic brands Casillero del Diablo, Sunrise, Frontra, Sendero, Don Melchor, Amelia Terrunyo, Trio, Marqués de casa Concha, Viña Maipo, Subercaseoux, Maycas del Limarí, Palo Alto and its common brands Vitral, Decopas, Carmín de Peumo, Sonata, Travessia, among others. The subsidiaries have registered the brands Cono Sur, Tocornal, Isla Negra, Bicicleta, Trivento, La Chamiza, Pampas del Sur, Eolo, Tribu, Fetzer, Bonterra, Bel Arbor, Coldwater Creek, Sanctuary, Five Rivers, Jekel, Anthony’s Hill, Eagle Peak, Valley Oaks, Pacific Bay, Full Circle, 1000 Stories, and McNab, among others.

-	Registered in Chile.

Viña Concha y Toro has a portfolio of own industrial brands registered in Chile for a ten-year renewable period. These are valued at the brand’s historical cost of registration. This value is amortized over the term of the registered brand (ten year-renewable period).

-	Registered abroad.

The Company also registers its own brands abroad where it operates in the wine business. Usually, these registration rights have a term from 7 through 15 years. The registration amounts are amortized in the in-force period of the related brand registration certificate pursuant to regulations of each country. These are recognized at cost net of amortization.

Viña Concha y Toro measure the related Industrial Brand Rights at its registration cost value. Disbursements made in developments of brands are recorded as operating expenses when incurred.

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

Development expenses are recognized as intangible assets provided that can be assured its technical feasibility and to demonstrate that this can generate probable economic benefits in the future.

Research expenses are recognized as expenses when incurred. As of December 31, 2017 research expenses amounted to ThCh$1,306,407, whilst as of December 31, 2016 and 2015 these expenses amounted to ThCh$1,428,710 and ThCh$624,605, respectively.

2.11.6	Water Rights

Water rights acquired by the Company correspond to the exploitation right of water existing in natural sources associated to agricultural land which are recorded at cost. These are recognized at its purchase value, and given that the rights are perpetual, these are not amortizable. However, the Company applies an annual impairment test regarding these water rights.

2.11.7	Easements Rights

Easements rights correspond to the amounts related to the acquisition of rights of way, between several co- owners from the area (access to allotments, aqueduct transit, and power lines), on third party land. These rights are perpetual and therefore, are not amortized but subject to “impairment test” on an annual basis, adjusting the value in case the related market value is lower, based on the last transactions performed by the Company.

2.11.8	Identification of classes of intangible assets with finite and indefinite useful lives

Description of class of the Intangible Class	Useful life definition
Domains rights	Finite
Industrial brands rights (acquired)	Indefinite
Licenses, industrial brand rights, registered abroad and locally	Finite
Water rights	Indefinite
Easement Rights	Indefinite
IT software	Finite

2.11.9	Minimum and maximum useful lives for amortization of intangible assets

Useful life per class of intangible asset	Minimum	Maximum
Licences, trademark rights	5	15
IT software	3	8
Domains rights	3	10
F-34

2.12	Property, Plant and Equipment

Property, plant and equipment are recognized at cost less accumulated depreciation and impairment.

The cost of property, plant and equipment items includes its acquisition price plus all the costs directly attributable to the asset location and bringing the assets to a working condition for its intended use as expected by the Company and the initial estimate of any cost of dismantling and removal of the items or of restoring the site on which these are located.

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

2.12.1	Cost Policy on financial interests

Costs for the financing interest attributable to the acquisition or construction of assets which require a substantial period of before being ready for use or sale are also included as an item of property, plant and equipment. Capitalized financial expenses are obtained when applying a capitalization rate, which is determined using the weighted average of all costs for the entity’s interest divide by the loans in force during the period.

Financing costs incurred from the acquisition of an asset up to the date in which these are ready for use are included in the asset value as established in IAS 23.

In case that the period used for the construction of property, plant and equipment is higher than a reasonable time, capitalization of interest would be discontinued.

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

The useful lives of assets are detailed as follows:

Asset	Useful life
Buildings	10 to 40
Plant and equipment	3 to 20
IT equipment	3 to 7
Fixed intallations and accessories (*)	5 to 30
Vehicles	6
Improvement in leased properties, equipment and others	5 to 19
Other property, plant and equipment	3 to 20

(*) Includes the barrels used for the enological process on which a decreasing depreciation is applied throughout their useful life.

The Company depreciates its fruit producing plants following the straight-line method over the estimated useful life on the plantations of vines and subjecting the value in each year to evaluate indications of impairment. The applied useful lives are:

Useful life
Plantations	20 to 30

2.12.3	Government Grants

The Company has received the following grants from the Chilean Government:

a)	In accordance with Law on Drainage and Irrigation No. 18.450 related to the developed wine production activity. These are recognized in the caption Property, plant and equipment (see Note 14.2.d) under the capital method and deducted from the amount of constructions in progress and watering materials.

b)	In accordance with the private investment law in research and development Law No. 20.570 related to activities performed by the Research and Innovation center (CII), the Company has received Government grants for its benefit deducted in the research expenses incurred to date.
2.13	Biological Assets

The Company and subsidiaries present within current biological assets the agricultural product (grapes) derived from plantations under production which are intended to be the supply for the wine production process.

For the agricultural product (grapes) which is in the growing stage up to harvest, the costs are accumulated up to the time of harvest.

In accordance with IAS 41 and based on the results of analysis and calculation by the Company the fair value of grapes at the time of harvest approximates the book value and therefore the grapes at the point of harvest are considered to be measured at fair value less costs of sell, and then transferred to inventory.

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

Assets subject to depreciation and amortization are tested for impairment, provided that at any event or changes in circumstances indicate that the carrying amounts may not be recovered. An impairment loss is recognized as the excess of carrying amount over its recoverable amount. The recoverable amount is the higher of the asset fair value less the costs to sell or value in use. In order to evaluate impairment losses, assets are grouped together into cash generating units (CGUs). Non-financial assets, other than goodwill that have been affected by an impairment loss are subject to reviews as of each year-end for any events which justifies the reversal of losses. Impairment tests are performed under the following methods indicated in IAS 36:

-	Cash flows discounted from income for groups of property, plant and equipment. (CGU) identified.

-	Comparison of market fair values against cash flows to determine the recoverable amount between them and then compare to the carrying amount.

2.14.1	Impairment of Property, plant and equipment,

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

Goodwill generated from the purchase of investments are not amortized. At December 31st of each fiscal year, or with more frequency, when are indications of impairment, an impairment test is carried out; and, on the other hand, if there are indications that they may decrease their recoverable value to an amount lower than the net cost recorded, an impairment adjustment occurs.

The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill acquired arose.

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

The related lease obligations, net of finance charges are included within other current and non-current financial liabilities. The interest element of the finance expenses is charged to the consolidated statement of income during the lease term to obtain a constant recurring interest rate on the liability remaining balance for each year. The asset acquired through a finance lease arrangement is depreciated over the lower of its useful life or the contract lifespan.

Contracts which do not comply with the characteristics required to be recorded as a finance lease are classified as operating leases.

Operating leases are those where the lessor holds a significant portion of the risks and rewards from the ownership of leased assets. Operating lease payments (net of any benefit received from the lesser) are charged to the consolidated statement of income or capitalized (if applicable) on a straight-line basis over the lease term.

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

In accordance with the tax Reform established by Law No. 20.780 and No. 20.899 which simplifies this law, the holding companies are by default are subject to the tax system established per Article 14B) of the Income Tax Law the “Partially-integrated Regime”, which implies the payment of a corporate tax rate of 25.5% for 2017 and a rate of 27% for 2018 and following years.

In Argentina, on December 29, 2017, Law No. 27,430 was issued, which establishes that the income tax rate for capital companies and permanent establishments is reduced from 35% to 30% for the years beginning on January 1, 2018 and until December 31, 2019 and to 25% for the years thereafter beginning on January 1, 2020. It is also applicable to dividends distributed by the aforementioned entities at a proportional percentage of 7% or 13% for the aforementioned periods, respectively. The reduction in the tax rates as indicated above required the Company to recalculate its deferred tax assets and liabilities reflected in its financial statements showing the new rates (See Note 21).

In addition, the Company’s consolidated operating results for the year ended December 31, 2017 include the effect of the recent Tax Reform (“Tax Cuts and Jobs Act”), enacted on December 22, 2017 in the United States of America. Among its several amendments introduced by such Reform it contemplates the reduction of the corporate tax federal rate from 34% to 21%. Such reduction in the federal rate of such tax, which is effective from January 1, 2018 required the company to recalculate its deferred tax assets and liabilities in its financial statements using the new rate of 21% (See Note 21).

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

As of the date of the consolidated statement of financial position, the unrecognized deferred tax assets are revaluated and recognized provided that is probable that future taxable gains will allow the recovering of this deferred tax asset.

2.17	Employee benefits
2.17.1	Employee vacations

Costs associated to personnel contractual benefits and related to services provided by employees during the year are charged to income in the related period.

2.17.2	Severance indemnities and seniority bonus

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

The Company’s policy is to make a provision for severance indemnity payments a given number of days per year and in the event of the dismissal of an employee the Company makes the severance indemnity payment established in the Law contained in the Chilean Labor Code (30 days with a limit of 11 years).

The seniority bonus is a benefit included in collective negotiations, contracts with unions and negotiating groups. The amount of the benefit is defined for one single time when employees have 10 or 15 years of seniority (depending on the employment contract) and subsequently every 5-year period.

2.18	Provisions

The provisions are recorded when relate to present, legal or assumed obligations, generated because of a past event which can be estimated in a reliable manner and is probable that an amount is required to pay the obligation.

2.19	Capital

The capital of Viña Concha y Toro is represented by ordinary shares of a unique series and with no par value.

2.20	Minimum Dividend

Article No. 79 of Law for Corporations in Chile establishes that, unless a different agreement is adopted in the Shareholders’ Meeting considering all shares issued, openly-held shareholders’ corporations should annually distribute as dividend in cash to their shareholders, at pro rata of their shares or considering the proportional share established in the Company’s By-Laws if preference shares exists, at least 30% of the Company’s net profit for each year, except when the Company has to absorb retained losses from prior years.

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

For the purposes of the consolidated statement of cash flows, cash and cash equivalents relates to cash and highly-liquid short-term investments, respectively; the latter are easily convertible into cash and subject to an non-significant risk of change in its value.

The consolidated statement of cash flow gathers the cash movements performed during the year, determined by the direct method. In these consolidated statements of cash flows the following expressions are used as detailed below:

-	Cash Flows: cash or cash equivalents inflows and outflows including term investments lower than three months with large liquidity and low risk of value alterations.

-	Operating activities: activities which constitute the main source of ordinary income for the Group, as well as other activities which cannot be classified as investment or financing.

-	Investing activities: activities of acquisition or disposal by other means of non-current assets and other investments not included in cash and its equivalents.

-	Financing activities: activities which produce changes in the volume and composition of the net equity and of financial liabilities.

2.23	Revenue and expense recognition

Revenue from sales of products and services are recognized by Viña Concha y Toro and subsidiaries when the relevant risks and rewards from the ownership of products are transferred to the buyer; the products are delivered in the agreed location or delivery is postponed in accordance with the buyer’s will, which, nonetheless becomes the owner of goods and accepts billing for those products. Revenue is measured at the fair value of the consideration received or receivable.

Expenses are recognized on an accrual basis.

Revenue is presented net of value-added taxes, returns, rebates and discounts and after the elimination of sales performed among the subsidiaries, which are described as follows:

2.23.1	Sale of goods and products

Revenue from sale of goods and products must be recognized in the consolidated financial statements when each and all the following conditions are met:

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
F-42

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

Dividend income is recognized when the right to receive payment is established, and is presented as other finance income.

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

Main estimates and applications of the professional criteria that because of its variation could give rise to adjustments on book values of assets and liabilities within the next financial period are related to the following concepts:

3.1 Assessment of possible impairment losses

As of the closing date of each year, or in those dates in which is considered as necessary, an analysis is performed to asset’s value in order to determine if there is an indication that these have been impaired. If any, estimation on the recoverable amount of this asset is performed and the book value of the related asset will be updated accordingly. On the other hand, if these are identifiable assets which do not independently generate cash flows, an estimate is performed of the recoverability of the Cash Generating Unit to which this asset belongs.

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

3.4 Actuarial Calculation of Benefits to Employees

The Company’s determination of allowance for severance indemnity is agreed, only the equivalent to a specific number of days per year of service, under certain conditions. This has been determined through the actuarial value of the benefit accrued cost. This method allowed performing estimates based on the future permanence of those involved in this benefit, mortality rates, future increases in remunerations and discount rates, among others.

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

NOTE 4. CHANGES IN ESTIMATES AND ACCOUNTING POLICIES

4.1 Changes in Accounting Estimates

At the closing date of these consolidated financial statements, there have not been changes in the methodology of the accounting estimates calculation for Viña Concha y Toro and subsidiaries compared with the prior year.

4.2 Changes in Accounting Policies

The consolidated financial statements of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2017 record no changes in the accounting policies compared to the prior year.

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

The exchange rate risk exposure of Viña Concha y Toro corresponds to the net position between assets and liabilities denominated in currencies other than the functional currency. This net position is mainly generated by the difference between the sum of accounts receivable and inventories compared with the sum of advertising contributions, financial debt and supplies costs, all of them denominated in US$ Dollars, Euros, Pound Sterling, Canadian Dollars, Swedish Crowns, Norway Crowns, Brazilian Real, Mexican Pesos and Argentinean pesos.

In order to mitigate and manage the exchange rate risk, the Company reviews daily the net exposure on each currency for the existing entries, and hedge this differential mainly using currency forward operations at a term lower or equal to 90 days. In certain opportunities, the Company can also use Cross Currency Swap or any other derivative.

The sensitivity analysis assuming that the Company had no hedging during 2017, indicates that a depreciation /appreciation by 10 % of the Chilean peso, with respect to the different currencies in which the Company maintains assets and liabilities, would have generated a loss/gain amounting to ThCh$9,639,776. This sensitization is performed assuming that all other variables remained constant and considering, in all the currencies, the average assets and liabilities is maintained during the indicated period of time.

Sensitivity analysis by currency, effect on net income for the year ended as of December 31, 2017:

	10% Depreciation	10% Appreciation
	in ThCh$	in ThCh$
United States Dollar	4,521,190	(4,521,190)
Pound Sterling	2,378,051	(2,378,051)
Euro	821,841	(821,841)
Canadian Dollar	532,513	(532,513)
Brazilian Real	1,632,212	(1,632,212)
Swedish Crown	537,615	(537,615)
Norwegian Crown	184,215	(184,215)
Mexican Peso	470,730	(470,730)
Argentine Peso	(1,438,592)	1,438,592
Total	9,639,775	(9,639,775)

Sensitivity analysis by currency, effect on net income for the year ended as of December 31, 2016:

	10% Depreciation	10% Appreciation
	in ThCh$	in ThCh$
United States Dollar	5,546,444	(5,546,444)
Pound Sterling	3,314,911	(3,314,911)
Euro	1,003,488	(1,003,488)
Canadian Dollar	517,643	(517,643)
Brazilian Real	1,806,479	(1,806,479)
Swedish Crown	514,287	(514,287)
Norwegian Crown	181,236	(181,236)
Mexican Peso	454,061	(454,061)
Argentine Peso	(1,074,330)	1,074,330
Total	12,264,219	(12,264,219)

Sensitivity analysis by currency, effect on net income for the year ended as of December 31, 2015:

	10% Depreciation	10% Appreciation
	in ThCh$	in ThCh$
United States Dollar	3,040,695	(3,040,695)
Pound Sterling	2,322,687	(2,322,687)
Euro	804,704	(804,704)
Canadian Dollar	355,127	(355,127)
Brazilian Real	1,360,232	(1,360,232)
Swedish Crown	427,269	(427,269)
Norwegian Crown	117,536	(117,536)
Mexican Peso	312,503	(312,503)
Argentine Peso	(790,509)	790,509
Total	7,950,244	(7,950,244)
F-46

Additionally, and in accordance with the sensitivity of the impact on net equity and the appreciation or depreciation of each currency, the Company hedges a portion of the expected entries pursuant to its sale forecasts with currency forward sales at terms higher than 90 days.

The impact in net equity on expected entries emanates, on the revenue side, from losses /gains which could generate the depreciations /appreciations of the Chilean peso with respect to the currencies in which the export is made; and, on the costs side, emanates from losses/gains which could be generated because of lower/higher costs in the cases in which these currencies are denominated or indexed to the variation of these currencies.

The sensitivity analysis manifests that a depreciation/appreciation by 10 % of the Chilean peso with respect to the different currencies in which the Company generate income and expenses, would have represented in 2017 an effect in equity of ThCh$26,037,358. This sensitivity is performed assuming all other variables as constant and considering in all the currencies, the forecasted income and expenses for the year.

Sensitivity analysis by currency, effect on Equity as of December 2017:

	10% Depreciation	10% Appreciation
	in ThCh$	in ThCh$
United States Dollar	9,607,302	(9,607,302)
Pound Sterling	6,896,198	(6,896,198)
Euro	3,980,555	(3,980,555)
Canadian Dollar	1,425,507	(1,425,507)
Brazilian Real	1,355,866	(1,355,866)
Swedish Crown	1,184,116	(1,184,116)
Norwegian Crown	465,352	(465,352)
Mexican Peso	1,122,462	(1,122,462)
Total	26,037,358	(26,037,358)

Sensitivity analysis by currency, effect on Equity as of December 2016:

	10% Depreciation	10% Appreciation
	in ThCh$	in ThCh$
United States Dollar	24,930,118	(24,930,118)
Pound Sterling	13,419,013	(13,419,013)
Euro	6,853,704	(6,853,704)
Canadian Dollar	2,156,353	(2,156,353)
Brazilian Real	3,349,844	(3,349,844)
Swedish Crown	1,744,631	(1,744,631)
Norwegian Crown	573,453	(573,453)
Mexican Peso	1,983,734	(1,983,734)
Total	55,010,850	(55,010,850)

Sensitivity analysis by currency, effect on Equity as of December 2015:

	10% Depreciation	10% Appreciation
	in ThCh$	in ThCh$
United States Dollar	19,971,414	(19,971,414)
Pound Sterling	12,333,100	(12,333,100)
Euro	5,705,633	(5,705,633)
Canadian Dollar	1,905,016	(1,905,016)
Brazilian Real	3,496,527	(3,496,527)
Swedish Crown	1,630,063	(1,630,063)
Norwegian Crown	482,054	(482,054)
Mexican Peso	1,514,087	(1,514,087)
Total	47,037,894	(47,037,894)
F-48

Notwithstanding the abovementioned, in scenarios of appreciation of our local currency is possible to mitigate the effect on income through adjustments in prices always considering, the appreciation level of the currencies of our competitors.

5.1.2 Interest Rate Risk

The interest rate risk impacts the Company’s financial debt. As of December 31, 2017, Viña Concha y Toro has a total financial debt, net of interest, amounting to ThCh$249,720,820, and 49.3% of this debt correspond to non-current liability and 50.7% corresponds to current liability. At this year-end, the Company maintains no debt with a variable interest.

5.1.3 Inflation Risk

A very particular feature of the Chilean financial market is the deep and liquid market related with corporative bonds denominated in UF and not in Chilean pesos. This is because the first guarantees the investor a specific return in real terms, it is, isolating the inflation risk; however, this is transferred to the debt issuer. Currently, Viña Concha y Toro is exposed to the UF (Unidad de Fomento) in the following instruments: Corporate Bonds, Bank Loans and short-term time deposits. These latter, decreases in part the Company´s overall exposure.

As of December 31, 2017, 46.99% of the Company’s debt is denominated in UF. In order to hedge part of the fluctuation in UF, the Company has taken swap contracts.

During 2017, the Company recognized a loss amounting to ThCh$2,173,957 which relates to the adjustment of current and non-current financial debts indexed to the variation of UF. A variation of 100 base points in the inflation that refine the UF in this period would generate a greater loss /gain amounting to ThCh$1,250,047, with effect on profit and loss.

5.2 Credit Risk

The Credit Risk relates to the uncertainty with respect to the compliance of obligations from the Company’s counterpart, for contract, agreement or financial instrument, when this breach generates a loss in the market value of any financial asset.

5.2.1 Accounts Receivable

The Company export to more than 140 countries abroad through dealers with whom maintain distribution contracts for its different companies and brands. On the other hand, the Company has formed distributing subsidiaries of its products in England, Sweden, Norway, Finland, Argentina, Brazil, Mexico, Singapore and China. All export sales are performed in term with direct credit, except for some punctual cases that operates with export letter of credit.

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

The Company’s policy is to cover with credit insurance all their customers. This is performed to both, domestic market customers and export customers either as nominated or non-nominated. In the cases in which the insurance company rejects to insure certain customer, alternative mechanisms are considered in order to document the debt as the case of post-dated checks in the domestic market, export letter of credits, advance payment, etc.

a)            Sale to third-parties from Chile:

In the case of accounts receivable for the domestic market, 96.3% of customers have a credit insurance which covers 90% of the claim. As of December 31, 2017, the main five customers concentrate 49.7% of receivables for this market, consequently, 99.5% of this receivable is covered by the credit insurance. A 68.2% of accounts receivable is concentrated in customers that maintain accounts receivable in amounts higher than M$100, while a 17.1% correspond to customers with a receivable lower than M$10

For exports performed from Chile to third-parties, 88.9% have an insurance credit which covers a 90% of the claim. As of December 31, 2017, the twenty main customers concentrate a 58.2% of accounts receivable for this market, consequently, 90.7% of this receivable is covered by an insurance credit. The remaining 41.8% is comprised by approximately 200 customers.

As of December 31, 2017, 2.95% of the allowance for impairment was comprised for domestic insured customers.

As of December 31, 2017, 97.05% of the allowance for impairment was comprised for domestic uninsured customers.

b)            Sale to third-parties from abroad:

Bodegas y Viñedos Trivento S.A. maintains credit insurance for 77.8% of its domestic accounts receivable, and 98.8% of its export accounts receivable. In both cases, the insurance covers 90% of the claim. A 68.7% of its export accounts receivable are concentrated in the main 20 customers, from these, 98.2% of the debt is insured, while the 20 main customers of the domestic market, represents 94.0% of total accounts receivable, from these 76.7% is insured.

The subsidiary Concha y Toro UK maintains 99.7% of its accounts receivable portfolio hedged by a credit insurance, which covers a 90% of the value. 87.6% of accounts receivable is concentrated in its 20 main customers, from these 100% of the debt is insured, while the remaining 12.4% of accounts receivable is distributed in more than 120 customers.

VCT Brazil has a concentration of 55% of its accounts receivable in its 20 main customers, distributing the remaining 45% in more than 400 customers. 73.7% of its accounts receivable are subject to a credit insurance, which covers 90% of the value.

Fetzer maintains credit insurances for 50.1% of its domestic receivables, and 85.9% of its export receivables, in both cases, the insurance covers 90% of the claim. Additionally, 41.8% of exports are sales to state-owned monopolies.

The subsidiaries of Sweden, Norway and Finland, concentrates more than 90% of their accounts receivable in sales performed to state-owned monopolies, entities with no credit insurance due to its low credit risk.

As of December 31, 2017, 76.29% of the allowance for impairment was composed of foreign customers whom have been insured.

As of December 31, 2017, 23.71% of the allowance for impairment was composed of uninsured.

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

As of December 31, 2017, the Company has ThCh$31,789,391, in bank balances and time deposits, additionally to bank credit lines.

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

The Company’s maturities regarding non-derivative financial liabilities, including interests and those of its derivative as of December 31, 2017 and 2016 are summarized as follows:

		To maturity (*)
	Carrying amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
As of December 31, 2017	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-derivative financial liabilities
Bank borrowings	139,917,345	112,021,591	29,758,381	656,469	594,158
Obligations with the public (bonds)	121,404,578	25,446,685	22,732,000	4,311,722	109,926,397
Trade and other payables	120,753,782	120,753,782	—	—	—
Trade payables due to related parties	7,654,334	7,361,779	292,555	—	—
Subtotal	389,730,039	265,583,837	52,782,936	4,968,191	110,520,555
Derivative financial liabilities
Hedging liabilities	6,387,551	3,257,209	1,502,723	1,627,619	—
Non-hedging liabilities	55,759	55,759	—	—	—
Subtotal	6,443,309	3,312,968	1,502,723	1,627,619	—
Total	396,173,348	268,896,805	54,285,659	6,595,810	110,520,555

		To maturity (*)
	Carrying amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
As of December 31, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-derivative financial liabilities
Bank borrowings	106,463,145	16,748,232	36,303,400	13,185,618	110,199,480
Obligations with the public (bonds)	132,608,608	76,033,087	27,326,051	—	—
Trade and other payables	118,611,533	118,611,533	—	—	—
Trade payables due to related parties	5,575,972	5,256,371	319,601	—	—
Subtotal	363,259,258	216,649,223	63,949,052	13,185,618	110,199,480
Derivative financial liabilities
Hedging liabilities	9,603,587	5,630,537	3,968,122	4,929	—
Non-hedging liabilities	2,315,741	2,315,741	—	—	—
Subtotal	11,919,328	7,946,278	3,968,122	4,929	—
Total	375,178,586	224,595,501	67,917,174	13,190,547	110,199,480

(*): Include interests at the maturity date.

5.4 Raw Material Price Risk

The Company depends of external vineyards for its grapes supply and wine in bulk. The grapes purchased from external producers are subject to fluctuations of price and quality and generally are more expensive than grapes from the Company´s own vineyards.

For the elaboration of premium wines, varietals (wine made exclusively or almost exclusively from one variety of grape) and sparkling, a 53.10% of the grapes and wine in bulk used corresponded to independent growers of Chile. Additionally, the Company purchased close to 80.91% of the grape and wine in bulk necessary to produce wine of popular quality. The disruption in the grape or wine offer, as well as the increase in prices on the part of these external suppliers could have an adverse effect on the Company’s operating income.

NOTE 6. CASH AND CASH EQUIVALENTS

a)	This item is detailed as follows:

Cash and cash equivalents includes time deposits and balances in banks.

	As of December 31, 2017	As of December 31, 2016
Cash and cash equivalents	ThCh$	ThCh$
Balances in banks	21,158,613	22,035,392
Short-term deposits	10,003,733	25,178,125
Total	31,162,346	47,213,517

As of December 31, 2017 and 2016, time deposits are detailed as follows:

As of December 31, 2017
Bank	Maturity	Monthly rate	Currency	Amount ThCh$	Interest ThCh$	Total amount ThCh$
BANCO DE CREDITO E INVERSIONES	03-27-2017	0.28%	CLP	10,000,000	3,733	10,003,733
Total				10,000,000	3,733	10,003,733

As of December 31, 2016

Bank	Maturity	Monthly rate	Currency	Amount ThCh$	Interest ThCh$	Total amount ThCh$
HSBC BANK (CHILE)	03-01-2017	0.38%	CLP	25,000,000	178,125	25,178,125
Total				25,000,000	178,125	25,178,125

b)	Cash and cash equivalents, classified by currencies is detailed as follows:

	As of December 31, 2017	As of December 31, 2016
Original currency	ThCh$	ThCh$
U.S. Dollar	7,704,436	13,045,260
Brazilian Real	1,205,972	2,039,142
Chilean Peso	16,053,806	27,057,935
Norwegian Crown	1,155,693	904,511
Swedish Crown	397,861	314,077
Pound Sterling	2,583,910	1,475,835
Mexican Peso	264,857	451,143
Euro	1,266,185	824,404
Argentinean Peso	—	805,662
Canadian Dollar	265,248	116,455
Chinese Yuan	178,350	96,596
South African Rand	86,028	82,497
Total	31,162,346	47,213,517
F-53

NOTE 7. OTHER FINANCIAL ASSETS

The detail of this caption is as follows:

	Total current		Total non-current
Other financial assets	As of December 31, 2017 ThCh$	As of December 31, 2016 ThCh$	As of December 31, 2017 ThCh$	As of December 31, 2016 ThCh$
Financial investments available for sale	2,425,216	2,554,984	—	—
Hedging derivative instruments (*)	7,832,335	2,626,811	25,591,638	18,303,296
Non-hedging derivative instruments (**)	7,656	259,436	—	—
Other	—	50,859	—	—
Total	10,265,207	5,492,090	25,591,638	18,303,296

(*) See Note 17.2 letter a

(**) See Note 17.2 letter b

Financial Investments Available-for-Sale

As of December 31, 2017, financial assets available for sale correspond to marketable securities amounting to ThCh$2,425,216, of this total 90.53% is recorded at their quoted stock exchange value and the remaining 9.47% at cost.

As of December 31, 2016, financial assets available-for-sale correspond to marketable securities amounting to ThCh$2,554,984, from this total, 92.97% is recorded at their quoted stock exchange value and the remaining 7.03% at cost.

NOTE 8. TRADE AND OTHER ACCOUNT RECEIVABLES, NET

This item is detailed as follows:

Description of classes on Trade debtors and other receivables, net	As of December 31, 2017 ThCh$	As of December 31, 2016 ThCh$
Trade receivables net, current	163,651,643	157,879,383
Other receivables net, current	23,770,793	22,453,279
Total current debtors	187,422,436	180,332,662
Non-current receivables	742,414	4,624,317
Total non-current debtors	742,414	4,624,317
Total debtors	188,164,850	184,956,979
F-54

Balances included within this item, in general, do not accrue interest.

There are no restrictions to the provisions for this type of accounts receivable.

It is important to note that the Company has dealers to sell its products through the export markets. The company doesn’t have clients that represent 10% or more than the consolidated revenues during 2017 and 2016; the five most significant clients in relation to total revenues represented 17% and 17.2% in 2017 and 2016, respectively.

The Company has signed agreements with the bigger portion of its dealers. Generally, these agreements are entered for a two-year period, which are automatically renewable. Besides, the Company’s strategy to increase its sales in the most significant export markets depends significantly on the Company’s dealer’s behavior.

Other receivables, current, net, is mainly comprised by bank current accounts, staff accounts receivables and notes receivable from trading debtors.

The impairment analysis of trade debtors is as follows:

	December 2017		December 2016
Portfolio tranche	ThCh$ Gross	ThCh$ prov.	ThCh$ Gross	ThCh$ prov.
Current	157,287,254	—	145,210,066	—
1 to 30 days	19,541,545	—	17,440,102	—
31 to 60 days	5,555,253	—	5,740,310	—
61 to 90 days	2,596,562	—	2,704,676	—
91 to 120 days	813,687	(86,184)	2,485,946	(218)
121 to 150 days	191,547	(68)	1,471,045	(61)
151 to 180 days	167,496	(127)	1,508,111	(27,374)
181 to 210 days	126,933	(27,032)	790,967	(42,810)
211 to 250 days	68,030	(1,083)	600,676	(83,820)
Over 250 days	3,278,334	(1,347,297)	8,364,256	(1,204,893)
Total portfolio by tranche	189,626,641	(1,461,791)	186,316,155	(1,359,176)

As of December 31, 2017, 2016 and 2015 the Company´s allowance for doubtful accounts is as follows:

Change in the consolidated allowance for bad debt	ThCh$

Beginning balance January 1, 2015	1,867,873
Constitution of allowance	1,928,218
Write-offs	(2,097,052)
Exchange rate difference	(14,937)
Balance as of December 31, 2015	1,684,102
Constitution of allowance	1,614,358
Write-offs	(1,909,734)
Exchange rate difference	(29,550)
Balance as of December 31, 2016	1,359,176
Constitution of allowance	655,748
Write-offs	(529,252)
Exchange rate difference	(23,881)
Balance as of December 31, 2017	1,461,791
F-55

The Company calculates the customer´s debts allowance for sales representing an actual bad debt risk.

In order to determine the allowance, in addition to that indicated in Note 2.6.3, the following criteria are used:

1.	Past due debt over 90 days that does not have a payment plan by the client, nor credits of at least 10% of the principal due in the last 30 days.
2.	Returned checks with an aging of 15 days, without payment and payment plan.
3.	Debtors that the management is convinced that the customer will not pay, although the maturity date has not been met.
4.	For the following cases the criterion for making an impairment allowance for bad debt will be as follows:

	Allowance %
Reason	Uninsured customer	Insured customer
Death	100%	10%
Fraud	100%	10%
Change of address, non-locatable	100%	10%
Insolvency	100%	10%

Rejected receivables as of December 31, 2017, corresponds to 67 customers totaling ThCh$ 100,093, while as of December 31, 2016, these amounted to 86 customers in the amount of ThCh$ 178,266. Respect of notes receivable held in legal collection as of December 31, 2017, these correspond to 86 customers with a total of ThCh$ 102,857, while at December 31, 2016, this figure reached 68 customers in the amount of ThCh$91,169.

The portfolio as of December 31, 2017 amounted to ThCh$188,164,850 which represents a total of 11,850 customers from which none of them has refinanced their debts

	UNSECURITIZED PORTFOLIO		SECURITIZED PORTFOLIO
Delinquency tranche	Amount non-renegotiated portfolio gross	Amount renegotiated portfolio gross	Amount non-renegotiated portfolio gross	Amount renegotiated portfolio gross	Total amount gorss portfolio
Current	157,287,254	—	—	—	157,287,254
1-30 days	19,541,545	—	—	—	19,541,545
31-60 days	5,555,253	—	—	—	5,555,253
61-90 days	2,596,562	—	—	—	2,596,562
91-120 days	727,503	—	—	—	727,503
121-150 days	191,479	—	—	—	191,479
151-180 days	167,369	—	—	—	167,369
181-210 days	99,901	—	—	—	99,901
211- 250 days	66,947	—	—	—	66,947
> 250 days	1,931,037	—	—	—	1,931,037
Total	188,164,850	—	—	—	188,164,850
F-56

The portfolio as of December 31, 2016 amounted to ThCh$184,956,979 which represents a total of 12,417 customers from which none of them has refinanced their debts.

	UNSECURITIZED PORTFOLIO		SECURITIZED PORTFOLIO
Delinquency tranche	Amount non-renegotiated portfolio gross	Amount renegotiated portfolio gross	Amount non-renegotiated portfolio gross	Amount renegotiated portfolio gross	Total amount gorss portfolio
Current	145,210,066	—	—	—	145,210,066
1-30 days	17,440,102	—	—	—	17,440,102
31-60 days	5,740,310	—	—	—	5,740,310
61-90 days	2,704,676	—	—	—	2,704,676
91-120 days	2,485,728	—	—	—	2,485,728
121-150 days	1,470,984	—	—	—	1,470,984
151-180 days	1,480,737	—	—	—	1,480,737
181-210 days	748,157	—	—	—	748,157
211- 250 days	516,856	—	—	—	516,856
> 250 days	7,159,363	—	—	—	7,159,363
Total	184,956,979	—	—	—	184,956,979
F-57

NOTE 9. TRANSACTIONS WITH RELATED PARTIES

9.1 Related Party Disclosures

Balances outstanding at period-end are not secured and are settled in cash. There are no guarantees granted or received for accounts receivable from or payable to related parties. As of December 31, 2017 and 2016, the Group has not recorded any material impairment of accounts receivable related to amounts owed by related parties. This evaluation is performed on an annual basis through an analysis of the related party’s financial position in the market in which the related party operates.

9.2 Parent Group (Controlling Group) Unaudited

The Controlling Group has the 39,16% of direct and indirect control of Viña Concha y Toro S.A. and subsidiaries.

Herebelow it is shown the legal persons that compose the Controlling Group, showing as “Others” those than have less than a 1% of control:

Inversiones Totihue S.A.	11.73%
Rentas Santa Bárbara S.A.	11.42%
Inversiones Quivolgo S.A.	4.38%
Inversiones GDF S.A.	3.28%
Inversiones La Gloria Ltda.	2.28%
Other	6.07%

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

Inversiones Quivolgo S.A. is 100% owned by Mr. Alfonso Larraín Santa María (ID# 3.632.569-0) and by the family Larraín Vial, integrated by his spouse Teresa Vial Sánchez (ID# 4.300.060-8) and the brothers Felipe Larraín Vial (ID# 7.050.875-3), María Teresa Larraín Vial (ID# 10.165.925-9), Rodrigo Larraín Vial (ID# 10.165.924-0), María Isabel Larraín Vial (ID# 10.173.269-K) and Alfonso Larraín Vial (ID# 15.314.655-1). In addition, Inversiones La Gloria Ltda. is 100% controlled by the family Larraín Santa María, integrated by the brothers Alfonso Larraín Santa María, Andrés Larraín Santa María (ID# 4.330.116-0), Pilar Larraín Santa María (ID# 4.467.302-9), Gabriela Larraín Santa María (ID# 4.778.214-7) and Luz María Larraín Santa María (ID# 6.065.908-7).

F-58

The ownership of Inversiones GDF S.A. corresponds 100% to the family Fontecilla Lira, comprised by Mr. Mariano Fontecilla Lira (ID# 6.495.101-7), Rodrigo Fontecilla Lira (ID# 8.404.996-4), Enrique Fontecilla Lira (ID# 6.613.074-6) y Francisco Antonio Fontecilla Lira (ID# 8.671.675-5).

The concept “others” includes companies and legal persons which correspond by 100%, directly and indirectly to the Guilisasti Gana family, Mr. Alfonso Larrín Santa María and the Fontecilla Lira family.

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

9.4 Senior Management Salaries

Managers and main executives are involved with an annual bonuses plan through participation on incomes and goals achievements. The global remuneration of the Company’s main executives is as follows:

Senior management remuneration	From January 1	From January 1
	to December 31, 2017	to December 31, 2016
	ThCh$	ThCh$
Short-term employee benefits	21,876,904	22,535,159
Contract termination benefit	345,466	—
Total	22,222,370	22,535,159

F-59

9.5 Account receivable from related companies, current

Tax ID of the Related Party	Name of related party	Name of relationship	Type of currency	As of December 31, 2017 ThCh$	As of December 31, 2016 ThCh$
96.512.200-1	Viñedos Emiliana S.A.	By director	Chilean peso	178,005	214,986
96.824.300-4	Viña Almaviva S.A.	Associate	Chilean peso	65,795	46,745
96.512.190-0	Fruticola Viconto S.A.	By director	Chilean peso	2,391	4,703
45-2968791	Excelsior Wine Company	Associate	US dollar	8,642,503	10,420,512
0-E	VCT Japón	Associate	US dollar	53,434	24,101
0-E	Escalade Wines & Spirits	Associate	Canadian dollar	2,327,988	2,199,996
78.968.020-5	Sociedad. Agricola. Santa María Ltda.	By manager	Chilean peso	49,869	19,881
76.120.010-0	Soc. Comercial y Promotora La Uva Ltda.	By director	Chilean peso	220	220
90.950.000-1	Industria Corchera S.A.	Associate	Chilean peso	—	23,595
76.519.803-8	Beer Garden Bellavista SPA	Subsidiary shareholder	Chilean peso	314	—
76.098.247-4	Inversiones Galilea	Subsidiary shareholder	Chilean peso	59,165	—
Total				11,379,684	12,954,739
9.6 Current payables due to related parties

Tax ID of the Related Party	Name of related party	Name of relationship	Type of currency	As of December 31, 2017 ThCh$	As of December 31, 2016 ThCh$
96.512.200-1	Viñedos Emiliana S.A.	By director	Chilean peso	1,172,595	1,260,558
90.950.000-1	Industria Corchera S.A.	Associate	Chilean peso	2,081,751	1,161,121
45-2968791	Excelsior Wine Company	Associate	US dollar	1,040,829	—
96.824.300-4	Viña Almaviva S.A.	Associate	Chilean peso	124,611	136,615
99.562.040-5	Los Boldos de Tapihue S.A.	By manager	Chilean peso	—	1,790
76.088.641-6	Agrícolas Las Pircas Ltda	By manager	Chilean peso	989	—
96.931.870-9	Viveros Guillaume Chile S.A.	By director	Chilean peso	286,253	125,774
77.486.290-0	Soc. Ag. Orrego Dos Ltda.	By manager	Chilean peso	—	270
76.021.221-0	Agrícola Gabriela Ltda.	By director	Chilean peso	411	—
99.527.300-4	Southern Brewing Company S. A.	Associate (*)	Chilean peso	—	353,811
0-E	Digrans	Subsidiary shareholder	Mexican peso	2,212,603	1,614,501
0-E	Digsmer	Subsidiary shareholder	Mexican peso	13,782	—
0-E	Escalade Wines & Spirits	Associate	Canadian dollar	401,238	555,374
78.335.990-1	Comercial Greenvic S.A.	By director	Chilean peso	3,460	—
76.111.422-0	Spumante del Limarí S.A.	By director	Chilean peso	3,993	—
85.630.300-4	ST Computación	By manager	Chilean peso	11,624	30,534
76.120.010-0	Soc. Comercial y Promotora La Uva Ltda.	By director	Chilean peso	1,517	—
78.968.020-5	Sociedad Agrícola Santa María Ltda.	By manager	Chilean peso	—	8,604
0-E	VCT Japón	Associate	US dollar	4,122	7,419
76.519.803-8	Beer Garden Bellavista SPA	Subsidiary shareholder	Chilean peso	179	—
76.098.247-4	Inversiones Galilea	Subsidiary shareholder	Chilean peso	1,822	—
Total				7,361,779	5,256,371

(*): Since November 2017, Southern Brewing Company became a subsidiary of Viña Concha y Toro.

9.7 Non-current payables due to related parties

Tax ID of the Related Party	Name of related party	Name of relationship	Type of currency	As of December 31, 2017 ThCh$	As of December 31, 2016 ThCh$
96.512.200-1	Viñedos Emiliana S.A.	By director	Chilean peso	292,555	319,601
Total				292,555	319,601
F-60

9.8 Detail of transactions with related parties by entity

				As of December 31, 2017		As of December 31, 2016
Tax ID of the Related Party	Name of relatd party	Nature of relationship	Nature of transaction	Transaction ThCh$	Through profit or loss ThCh$	Transaction ThCh$	Through profit or loss ThCh$
96.512.200-1	Viñedos Emiliana S.A.	By director	Sale of raw material and products	61,433	52,220	69,558	6,297
96.512.200-1	Viñedos Emiliana S.A.	By director	Sale of services and other	900,364	765,341	800,786	160,095
96.512.200-1	Viñedos Emiliana S.A.	By director	Purchase of raw material and products	69,140	(4,069)	1,615,470	139
96.512.200-1	Viñedos Emiliana S.A.	By director	Purchase of services and other	4,772,302	(280,892)	495,192	(332,202)
90.950.000-1	Industria Corchera S.A.	Associate	Sale of raw material and products	115	96	—	—
90.950.000-1	Industria Corchera S.A.	Associate	Purchase of raw material and products	5,308,213	(46,168)	5,959,658	(3,026)
90.950.000-1	Industria Corchera S.A.	Associate	Purchase of services and other	2,387,842	(20,768)	32,897	(32,897)
96.824.300-4	Viña Almaviva S.A.	Associate	Sale of raw material and products	351,187	293,842	276,235	190,450
96.824.300-4	Viña Almaviva S.A.	Associate	Sale of services and other	59,302	49,619	107,822	91,678
96.824.300-4	Viña Almaviva S.A.	Associate	Purchase of raw material and products	726,788	(22,069)	767,480	—
96.824.300-4	Viña Almaviva S.A.	Associate	Purchase of services and other	77,815	(2,363)	4,243	(4,243)
76.021.221-0	Agricola Gabriela Ltda.	By director	Purchase of raw materials and products	—	—	182,738	(182,738)
76.120.010-0	Soc. Comercial y Promotora La Uva	By director	Purchase of services and other	2,792	(1,275)
96.512.190-0	Frutícola Viconto S.A.	By director	Sale of services and other	13,100	12,000	—	—
85.201.700-7	Agrícola Alto Quitralmán Ltda.	By director	Sale of raw materials and other	384	—	990	436
85.201.700-7	Agrícola Alto Quitralmán Ltda.	By director	Purchase of raw materials and products	—	—	985,710	(985,710)
70.017.820-K	Camara de Comercio de Stgo	By director	Sale of raw materials and products	—	—	470	314
70.017.820-K	Camara de Comercio de Stgo	By director	Purchase of services and other	27	(27)	749	(749)
86.673.700-2	Agrícola Los Alamos Ltda.	By director	Purchase of raw materials and products	—	—	222,325	(222,325)
45-2968791	Excelsior Wine Company	Associate	Sale of raw materials and products	5,175,628	5,175,640	43,950,495	23,476,873
45-2968791	Excelsior Wine Company	Associate	Purchase of services and other	717,641	(717,641)	—	—
0-E	Digrans	Subsidiary shareholder	Sale of raw materials and products	313,489	312,512	11,519,760	11,108,290
0-E	Digrans	Subsidiary shareholder	Purchase of services and other	16,034	(16,034)	12,208,103	(12,208,103)
99.527.300-4	Southern Brewing Company S. A.	Associate	Sale of raw materials and products	3,125,732	(81,694)	2,027,319	—
99.527.300-4	Southern Brewing Company S. A.	Associate	Purchase of services and other	—	—	282	(282)
91.143.000-2	Cia.Nac.de Fuerza Electrica S.A.	By director	Purchase of services and other	—	—	206,586	(206,586)
821482783RT0001	Escalade Wines & Spirits	Associate	Sale of raw materials and products	510,374	507,219	3,354,740	1,630,445
821482783RT0001	Escalade Wines & Spirits	Associate	Purchase of services and other	659,608	(659,608)	914,199	(914,199)
01112-01-017295	VCT Japón	Associate	Sale of raw materials and products	96,086	96,086	319,136	174,304
01112-01-017295	VCT Japón	Associate	Purchase of services and other	58	(58)	—	—
85.630.300-4	ST Computación	By manager	Purchase of services and other	194,969	(81,292)	—	—
78.335.990-1	Comercial Greenvic S.A.	By director	Sale of raw materials and products	233	(107)	—	—
78.335.990-1	Comercial Greenvic S.A.	By director	Purchase of services and other	6,135	(2,802)	116	(116)
96.931.870-9	Viveros Guillaume	By manager	Purchase of raw materials and products	659,903	(254,077)	—	—

This note presents transactions with associates and all other significant transactions with related parties, as well as all those operations involving purchases and sales of shares.

The amounts indicated as transactions in the enclosed chart, correspond to trade operations with related companies, which are performed under market conditions regarding price and payment terms.

There are no bad debt estimates which deduct balances receivables or guarantees related to such estimates.

Transactions and balances with the Group´s subsidiaries are eliminated from the consolidation.

F-61

NOTE 10. INVENTORIES

As of December 31, 2017 and 2016, inventory is detailed as follows:

	As of December 31, 2017	As of December 31, 2016
Classes of inventory	ThCh$	ThCh$
Wine in bulk (a)	154,421,580	149,875,913
Bottled wines (b)	54,032,816	57,524,535
Semi-finished wines	5,945,781	4,763,079
Liquors	4,273,575	3,400,754
Material and Supplies (c)	12,816,687	11,387,419
Other Products	4,242,652	3,338,056
Total inventory, net	235,733,091	230,289,756

(a)	Within “Wine in bulk” is included the non-bottled wine.
(b)	Within bottled wines is included the wine once concluded the bottling process.
(c)	In material and supplies are included all those necessary resources for the wine production.
(d)	In other products are all those inventory not included in the above lines, such as beverages other than wine and merchandising material.

Changes of estimates to obsolescence are as follows:

	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$	ThCh$
Beginnig balance	(2,306,166)	(2,481,150)	(3,036,299)
Estimation of obsolescence	(1,339,215)	(1,114,952)	(3,071,587)
Use of provision	1,897,792	1,289,936	3,626,736
Total	(1,747,589)	(2,306,166)	(2,481,150)

From total cost of sale, the amounts corresponding to direct costs are as follows:

	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$	ThCh$
Direct cost	382,485,664	385,682,789	365,309,652

There is no inventory pledged as collateral for debt compliance.

There is no non-current inventory as of December 31, 2017 and 2016, because it is available for sale to the public once it is produced. The stocks for which technical or elaboration involves a cycle of more than twelve months represent a marginal total.

F-62

NOTE 11. INVESTMENTS IN SUBSIDIARIES ACCOUNTED FOR USING EQUITY METHOD

11.1 Information to be disclosed on investments in subsidiaries

I.	Investments in Chile
i.	On August 3, 2017, the Company Inmobiliaria El Llano SpA was incorporated, which line of business is related to the performance of real estate investments and real state projects in Chile.
ii.	On November 2, 2017, Viña Concha y Toro S.A. acquired additional ownership in the Company Southern Brewing Company S.A. (Kross), by virtue of which it reached a 77% ownership in such company. The remaining 23% remains with the original shareholders.
iii.	The remaining investments in subsidiaries in Chile have no structural variations from that reported at December 31, 2016.
II.	Investments and information on investments in subsidiaries and associates
i.	Valuation of investments in Argentina
a.	The financial statements of the Argentinean companies Trivento Bodegas y Viñedos S.A., Finca Lunlunta S.A. and Finca Austral S.A., in which Viña Concha y Toro S.A. has indirect ownership of 100% are expressed in US$ Dollars, which is the subsidiary’s functional currency.
b.	As on December 31, 2017, there are gains potentially remittable from subsidiaries in Argentina amounting to ARS$299,846,430.
ii.	Valuation of investments in England
a.	The financial statements of the English company Concha y Toro UK Ltd., in which Concha y Toro S.A. own a direct ownership of 99% and indirect of 1%, are expressed in Pound Sterling, which is the functional currency of the subsidiary.
b.	As of December 31, 2017, there are no gains potentially remittable from the subsidiary in England.
iii.	Valuation of investments in Brazil
a.	The financial statements of the Company constituted in Brazil, VCT Brazil Importadora y Exportadora Ltda in which Viña Concha y Toro S.A. owns an indirect ownership of 100%, are expressed in Brazilian Real, which is the functional currency of the subsidiary.
b.	As of December 31, 2017, there are gains potentially remittable from the subsidiary in VCT Importadora y Exportadora Ltda. amounting to BRL$37,344,430.
c.	The Financial Statements of the Brazilian Company VCT Wine Retail Participacoes Ltda., in which Viña Concha y Toro owns an indirect ownership of 100%, are expressed in Brazilian real, which is the Subsidiary´s functional currency.
d.	As of December 31, 2017, there are no gains potentially remittable from the subsidiary VCT Wine Retail Participacoes Ltda..
F-63

iv.	Valuation of Investments in Sweden, Finland and Norway
a.	The financial statements of the companies constituted in Sweden, Finland and Norway, in which Viña Concha y Toro S.A. owns indirect ownership by 100%., are expressed in its local currencies, Swedish Crown, Euro and Norway Crown, respectively and represent its functional currencies in each subsidiary. At the same time, the Swedish subsidiary has 100% ownership of the subsidiary in Finland.

b.	As of December 31, 2017, there are potentially remittable gains from these subsidiaries amounting to SEK 37,690,482 in Concha y Toro Sweden AB and subsidiary and NOK 12,684,043 (Norway Crowns) in Concha y Toro Norway AS and subsidiary.

v.	Valuation of investments in Singapore
a.	The financial statements of the company incorporated in Singapore, in which Viña Concha y Toro S.A. has indirect ownership of 100%, are expressed in U.S. dollars, which is the functional currency of the subsidiary. Likewise, the subsidiary in Singapore owns 100% the subsidiary in China and 41% of the subsidiary in Japan.

b.	As of December 31, 2017, there are gains potentially remittable from the subsidiary in Singapore amounting to US$1,392,423.
vi.	Valuation of investments in the United States
a.	The financial statements of companies incorporated in the United States, in which Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in U.S. Dollars which is the functional currency of the subsidiaries.

b.	On October 22, 2014 Company Eagle Peak Estates. LLC was formed, which is dedicated to the trading, fractioning of wine and alcoholic beverages and exports of wine and similar products in the United States.

c.	In July 2011, VCT USA, Inc together with Banfi Corporation formed a joint venture with a participation by 50% each in the constitution of Excelsior Wine Company, LLC, thus, the distribution of our products is exclusively developed through this new company, a distribution previously developed through Banfi Corporation.

d.	At December 31, 2017, there are potentially remittable profits from subsidiaries in the U.S., amounting to US$23,400,233.
vii.	Valuation of investments in Mexico
a.	The financial statements of companies incorporated in Mexico, in which Viña Concha y Toro S.A. indirectly holds 100% indirect interest (VCT Mexico S. de RL de CV) and indirect by 51% (VCT & DG Mexico SA de CV), are expressed in Mexican Pesos which is the functional currency of the subsidiaries.

b.	At December 31, 2017, there are potentially remittable gains from subsidiaries in Mexico, amounting to MXN$45,373,590.
F-64

viii.	Valuation of investments in Canada
a.	The financial statements of the company Concha y Toro Canada Limited, in which Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in Canadian dollars, which is the functional currency of the subsidiary.

b.	On December 5, 2014, Concha y Toro Canada Ltd together with Charton Hobbs Inc., a company formed in accordance with the Canadian regulations, a joint venture in which participates with a 50% each in the constitution of Escalade Wines & Spirits Inc. with the objective to import, export, sale, manufacture and distribute alcoholic beverages.

c.	As of December 31, 2017, there are potentially remittable gains from the subsidiary Concha y Toro Canada Limited, in the amount of CAD$474,216.
ix.	Valuation of investments in South Africa
a.	The financial statements of the company incorporated in South Africa, in which Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in South African Rand, which is the functional currency of the subsidiary.

b.	As of December 31, 2017, there are potentially remittable gains from the subsidiary in South Africa, amounting to RND$2,892,723.
x.	Valuation of investments in France
a.	The financial statements of the Company Cono Sur France S.A.R.L., in which Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in Euros, which is the functional currency of the subsidiary.

b.	As of December 31, 2017, there are potentially remittable gains from the subsidiary in France amounting to EUR191,951.
F-65

11.2 Summarized Financial Information of subsidiaries

The Total Summarized Financial Information of subsidiaries which consolidates at the closing date of the related years, before the elimination of intercompany transactions is presented as follows:

	As of December 31, 2017
				Assets			Liabilities
Subsidiaries	Country of incorporation	Functional currency	Ownership %	Current ThCh$	Non-current ThCh$	Total ThCh$	Current ThCh$	Non-current ThCh$	Total ThCh$	Revenue ThCh$	Profit (loss) ThCh$
Comercial Peumo Ltda.	Chile	Chilean peso	100%	41,038,770	2,505,258	43,544,028	40,618,781	2,925,247	43,544,028	123,199,171	2,565,909
Viña Cono Sur S.A.	Chile	Chilean peso	100%	43,747,918	52,146,131	95,894,049	44,735,623	51,158,426	95,894,049	81,306,315	7,261,975
Viña Cono Sur Orgánico SpA	Chile	Chilean peso	100%	2,623,552	154,030	2,777,582	2,624,940	152,642	2,777,582	964,993	(9,590)
Transportes Viconto Ltda.	Chile	Chilean peso	100%	449,638	453,755	903,393	151,105	752,288	903,393	1,079,015	92,922
Sociedad Exportadora y Comercial Viña Maipo SpA	Chile	Chilean peso	100%	9,727,689	21,863,153	31,590,842	4,780,306	26,810,536	31,590,842	25,588,327	6,356,238
Sociedad Exportadora y Comercial Viña Canepa SpA	Chile	Chilean peso	100%	1,660,330	143,320	1,803,650	1,343,272	460,378	1,803,650	2,976,529	188,558
Bodegas y Viñedos Quinta de Maipo SpA	Chile	Chilean peso	100%	3,695,823	26,832,844	30,528,667	2,533,332	27,995,335	30,528,667	4,750,869	6,738,337
Inversiones Concha y Toro SpA	Chile	Chilean peso	100%	12,104,814	103,119,421	115,224,235	59,041,111	56,183,124	115,224,235	—	11,924,421
Inversiones VCT Internacional SpA	Chile	Chilean peso	100%	48,134,998	17,556,544	65,691,542	12,371,360	53,320,182	65,691,542	—	(2,134,502)
Viña Maycas del Limarí Ltda.	Chile	Chilean peso	100%	2,674,999	4,062	2,679,061	1,775,187	903,874	2,679,061	2,149,651	60,912
Viñedos Los Robles SpA	Chile	Chilean peso	100%	449,335	—	449,335	109,416	339,919	449,335	—	(35,792)
Inmobiliaria El Llano SpA	Chile	Chilean peso	100%	1,000	—	1,000	—	1,000	1,000	—	—
Southern Brewing Company S.A	Chile	Chilean peso	77%	1,999,102	9,722,374	11,721,476	3,809,732	7,911,744	11,721,476	4,403,610	552,048
Gan Lu Wine Trading (Shanghai) Co., Ltd.	China	Yuan	100%	803,947	8,949	812,896	446,198	366,698	812,896	2,188,484	142,562
VCT Group Of Wineries Asia Pte. Ltd.	Singapure	US dollar	100%	2,244,091	480,772	2,724,863	1,132,403	1,592,460	2,724,863	4,347,510	450,627
Trivento Bodegas y Viñedos S.A. Consolidado	Argentina	US dollar	100%	34,778,664	25,377,299	60,155,963	26,532,416	33,623,547	60,155,963	36,142,975	312,729
VCT Brasil Import. y Export. Ltda.	Brazil	Brazilian real	100%	19,227,497	1,893,382	21,120,879	14,034,012	7,086,867	21,120,879	31,809,644	(535,562)
VCT Wine Retail Participacoes Ltda.	Brazil	Brazilian real	100%	12,676	403,658	416,334	277	416,057	416,334	—	(20,152)
Concha y Toro Norway AS	Norway	Norwegian Crown	100%	3,100,331	401,427	3,501,758	2,534,253	967,505	3,501,758	3,473,455	290,767
VCT Norway AS	Norway	Norwegian Crown	100%	1,923,318	—	1,923,318	1,521,891	401,427	1,923,318	2,781,103	169,588
Concha y Toro Sweden AB	Sweden	Swedish Crown	100%	6,895,468	1,237,224	8,132,692	5,290,859	2,841,833	8,132,692	16,298,395	657,821
Concha y Toro Finland OY	Finland	Euro	100%	3,955,855	—	3,955,855	2,718,631	1,237,224	3,955,855	7,295,796	470,425
Concha y Toro UK Ltd.	UK	Pound Sterling	100%	41,965,547	211,329	42,176,876	33,975,384	8,201,492	42,176,876	112,401,383	1,551,564
VCT USA, Inc.	USA	US dollar	100%	311,489	134,974,550	135,286,039	49,589,745	85,696,294	135,286,039	—	4,399,001
Fetzer Vineyards	USA	US dollar	100%	70,912,581	88,197,086	159,109,667	19,118,840	139,990,827	159,109,667	75,389,714	5,616,118
VCT México, S. de R.L. de C.V.	Mexico	Mexican peso	100%	254,460	1,507,899	1,762,359	55,660	1,706,699	1,762,359	—	141,810
VCT & DG México, S.A. de C.V.	Mexico	Mexican peso	51%	14,380,124	492,775	14,872,899	11,916,235	2,956,664	14,872,899	18,021,338	797,095
Concha y Toro Canadá Ltd.	Canada	Canadian dollar	100%	859,387	600,207	1,459,594	832,636	626,958	1,459,594	—	129,780
Concha y Toro Africa & Middle East Proprietary Ltd.	South Africa	South African Rand	100%	227,211	5,566	232,777	73,858	158,919	232,777	328,027	22,974
Cono Sur France S.A.R.L.	France	Euro	100%	12,676	403,658	416,334	277	416,057	416,334	839,086	72,935

	As of December 31, 2016
				Assets			Liabilities
Subsidiaries	Country of incorporation	Functional currency	Ownership %	Current ThCh$	Non-current ThCh$	Total ThCh$	Current ThCh$	Non-current ThCh$	Total ThCh$	Revenue ThCh$	Profit (loss) ThCh$
Comercial Peumo Ltda.	Chile	Chilean peso	100%	80,584,877	2,519,759	83,104,636	78,489,451	4,615,185	83,104,636	123,072,665	823,821
Viña Cono Sur S.A.	Chile	Chilean peso	100%	45,508,071	48,230,037	93,738,108	40,402,237	53,335,871	93,738,108	74,190,492	5,571,582
Viña Cono Sur Orgánico SpA	Chile	Chilean peso	100%	2,638,897	138,325	2,777,222	2,622,563	154,659	2,777,222	1,032,863	(8,022)
Transportes Viconto Ltda.	Chile	Chilean peso	100%	1,552,574	567,651	2,120,225	1,225,438	894,787	2,120,225	1,046,092	116,043
Sociedad Exportadora y Comercial Viña Maipo SpA	Chile	Chilean peso	100%	10,369,445	23,292,062	33,661,507	5,628,408	28,033,099	33,661,507	26,833,907	3,763,747
Sociedad Exportadora y Comercial Viña Canepa SpA	Chile	Chilean peso	100%	1,759,254	151,385	1,910,639	1,388,811	521,828	1,910,639	2,128,883	11,023
Bodegas y Viñedos Quinta de Maipo SpA	Chile	Chilean peso	100%	4,051,458	28,048,714	32,100,172	2,815,860	29,284,312	32,100,172	4,704,944	3,686,199
Inversiones Concha y Toro SpA	Chile	Chilean peso	100%	12,148,067	111,063,596	123,211,663	63,260,236	59,951,427	123,211,663	—	7,805,555
Inversiones VCT Internacional SpA	Chile	Chilean peso	100%	51,577,868	18,890,630	70,468,498	14,264,308	56,204,190	70,468,498	—	952,833
Viña Maycas del Limarí Ltda.	Chile	Chilean peso	100%	1,788,900	2,207	1,791,107	948,148	842,959	1,791,107	1,121,226	(276,962)
Viñedos Los Robles SpA	Chile	Chilean peso	100%	472,663	559	473,222	97,495	375,727	473,222	92,378	(650,912)
Gan Lu Wine Trading (Shanghai) Co., Ltd.	China	Yuan	100%	557,771	28,153	585,924	361,352	224,572	585,924	1,690,690	21,437
VCT Group Of Wineries Asia Pte. Ltd.	Singapore	US dollar	100%	3,314,917	170,720	3,485,637	1,041,009	2,444,628	3,485,637	5,888,277	693,060
Trivento Bodegas y Viñedos S.A. Consolidado	Argentina	US dollar	100%	30,571,046	27,246,576	57,817,622	21,159,622	36,658,000	57,817,622	39,600,524	(765,180)
VCT Brasil Import. y Export. Ltda.	Brazil	Brazilian real	100%	26,024,667	5,729,057	31,753,724	23,367,416	8,386,308	31,753,724	35,394,857	(5,239)
VCT Wine Retail Participacoes Ltda.	Brazil	Brazilian real	100%	9,741	447,427	457,168	314	456,854	457,168	—	(23,634)
Concha y Toro Norway AS	Norway	Norwegian Crown	100%	2,839,098	247,595	3,086,693	2,238,696	847,997	3,086,693	3,495,517	339,281
VCT Norway AS	Norway	Norwegian Crown	100%	1,810,696	—	1,810,696	1,563,101	247,595	1,810,696	2,438,531	67,744
Concha y Toro Sweden AB	Sweden	Swedish Crown	100%	6,700,328	939,653	7,639,981	5,053,919	2,586,062	7,639,981	16,695,363	754,523
Concha y Toro Finland OY	Finland	Euro	100%	3,576,444	—	3,576,444	2,636,791	939,653	3,576,444	7,313,223	357,674
Concha y Toro UK Ltd.	UK	Pound Sterling	100%	45,513,444	105,754	45,619,198	34,223,982	11,395,216	45,619,198	117,343,647	2,135,656
VCT USA, Inc.	USA	US dollar	100%	50,587	151,215,790	151,266,377	41,761,027	109,505,350	151,266,377	—	463,066
Fetzer Vineyards	USA	US dollar	100%	81,188,471	92,935,393	174,123,864	18,159,017	155,964,847	174,123,864	75,187,307	656,867
VCT Mexico, S. de R.L. de C.V.	Mexico	Mexican peso	100%	354,119	1,561,062	1,915,181	19,637	1,895,544	1,915,181	—	409,739
VCT & DG Mexico, S.A. de C.V.	Mexico	Mexican peso	51%	13,182,855	466,494	13,649,349	10,593,955	3,055,394	13,649,349	17,992,478	1,221,416
Concha y Toro Canada Ltd.	Canada	Canadian dollar	100%	701,954	504,049	1,206,003	698,739	507,264	1,206,003	—	(31,107)
Concha y Toro Africa & Middle East Proprietary Ltd.	South Africa	South African Rand	100%	177,259	4,194	181,453	48,698	132,755	181,453	371,184	22,108
Cono Sur France S.A.R.L.	France	Euro	100%	222,838	21,713	244,551	161,320	83,231	244,551	734,541	11,203
F-66

11.3 Investments in associates

A detail of the main investments in associates accounted for using the equity method is presented as follows:

Summarized financial information of associates as of December 31, 2017:

	As of December 31, 2017
	Assets		Liabilities		Equity	Revenue	Profit (loss)
Associate	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	ThCh$	ThCh$	ThCh$
Viña Almaviva S.A.	14,941,923	15,246,538	3,218,557	904,174	26,065,730	9,981,785	3,920,528
Innovacion Tecnológica Vitivinicola S.A.	92,881	—	65,010	—	27,871	—	—
Industria Corchera S.A.	10,959,250	2,541,502	3,816,265	—	9,684,487	16,036,230	602,180
Southern Brewing Company S.A.	1,999,102	15,572,990	2,593,184	1,747,990	13,230,918	4,403,610	442,593
Excelsior Wine Company	16,426,703	—	12,585,675	132,711	3,708,317	55,297,272	870,579
Alpha Cave	1,624,103	570,775	3,410,033	107,974	(1,323,129)	1,078,436	(279,211)
VCT Japan Company	905,939	3,895	676,888	—	232,946	1,653,033	(16,605)
Escalade W&S	2,746,987	1,461,040	1,461,659	1,548,261	1,198,107	5,274,441	191,189
Beer Garden Bellavista S.p.A.	76,287	1,427,159	256,280	36,000	1,211,166	1,084,313	113,415
Total	49,773,175	36,823,899	28,083,551	4,477,110	54,036,413	94,809,120	5,844,668

Summarized financial information of associates as of December 31, 2016:

	As of December 31, 2016
	Assets		Liabilities		Equity	Revenue	Profit (loss)
Associate	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	ThCh$	ThCh$	ThCh$
Viña Almaviva S.A.	14,599,838	14,957,260	4,584,503	1,001,852	23,970,743	8,976,072	3,461,647
Innovacion Tecnológica Vitivinicola S.A.	92,881	—	65,010	—	27,871	—	—
Industria Corchera S.A.	13,658,912	4,016,480	8,635,847	15,520	9,024,025	14,583,429	117,306
Southern Brewing Company S.A.	1,824,493	7,484,001	2,424,698	1,245,530	5,638,266	3,224,077	411,604
Excelsior Wine Company	20,866,607	—	15,007,478	400,316	5,458,813	74,446,666	4,771,456
Alpha Cave	1,297,420	601,387	2,391,551	30,873	(523,617)	275,027	(418,706)
VCT Japan Company	753,778	5,394	485,225	—	273,947	1,026,889	(73,978)
Escalade W&S	3,115,346	1,187,894	2,055,092	1,243,612	1,004,536	4,171,305	153,585
Total	56,209,275	28,252,416	35,649,404	3,937,703	44,874,584	106,703,465	8,422,914

Summarized financial information of associates as of December 31, 2015:

	As of December 31, 2015
	Assets		Liabilities		Equity	Revenue	Profit (loss)
	Current	Non-current	Current	Non-current
Associate	Th$	Th$	Th$	Th$	Th$	Th$	Th$
Viña Almaviva S.A.	10,270,928	14,392,409	3,047,600	—	21,615,737	7,046,112	2,723,144
Innovacion Tecnológica Vitivinicola S.A.	92,881	—	65,010	—	27,871	—	—
Industria Corchera S.A.	15,124,293	4,493,605	10,615,493	76,887	8,925,518	13,081,697	(156,136)
Southern Brewing Company S.A.	1,257,833	6,870,837	2,108,291	793,718	5,226,661	2,875,674	210,043
Excelsior Wine Company	23,427,935	—	14,240,662	376,728	8,810,545	90,583,689	8,524,692
Alpha Cave	1,048,913	640,917	1,768,487	42,438	(121,095)	—	(298,300)
VCT Japan Company	616,885	4,205	227,193	—	393,897	278,766	(51,585)
Escalade W&S	3,039,555	1,217,971	2,129,739	1,259,905	867,882	4,594,743	49,668
Totals	54,879,223	27,619,944	34,202,475	2,549,676	45,747,016	118,460,681	11,001,526
F-67

The interest of Viña Concha y Toro in its associates as of December 31, 2017 and 2016, is as follows:

		Investment amount		Share of gain (loss) for the year
		As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016
Tax ID No.	Company	ThCh$	ThCh$	ThCh$	ThCh$	Country of incorporation	Functional currency	Ownership percentage	Main activities of the companies
96.824.300-4	Viña Almaviva S.A. (a)	12,390,675	11,343,182	1,960,264	1,730,824	Chile	Chilean peso	50.000%	Production and commercialization of chateu premium wine, mainly for export
90.950.000-1	Industria Corchera S.A. (b)	5,861,861	5,531,875	300,867	58,610	Chile	Chilean peso	77.000%	Production, elaboration and import and distribution and commercialization of corks and caps for the vinyard market in Chile and abroad.
76.571.080-4	Innovacion Tecnológica Vitivinicola S.A. (c)	4,212	4,212	—	—	Chile	Chilean peso	15.740%	Experimental research and development
45-2968791	Excelsior Wine Company (d)	1,854,159	2,729,407	435,290	2,385,728	USA	USD	50.000%	Import, sale and distribution of wines and liquors
76.240.720-5	Southern Brewing Company S.A (e)	—	2,762,750	216,871	201,686	Chile	Chilean peso	77.000%	Real estate investment and lease companies.
0-E	Alpha Cave (f)	403,658	447,427	(97,724)	(146,547)	Brasil	BRL	35.000%	Retail sales of wine in Brazil
0-E	VCT Japan Company (g)	95,508	112,318	(6,808)	(30,331)	Japón	JPY	41.000%	Export and import of wines and general distribution.
0-E	Escalade W&S (h)	599,053	502,268	95,595	76,793	Canadá	CAD	50.000%	Export and import of wines and general distribution.
76.519.803-8	Beer Garden Bellavista S.p.A. (i)	610,583	—	56,708	—	Chile	Chilean peso	50.000%	Bar Restaurant
Total		21,819,709	23,433,439	2,961,063	4,276,763

The associated companies do not have contingent liabilities that could reduce the profit or increase the loss presented.

(a)	Investment in Viña Almaviva S.A. is presented net of a deduction of 50% from unrealized profits generated in the sale transaction of a land in 2001 to Viña Almaviva S.A.; as this is an unrealized gain for Concha y Toro S.A. The amount of the deduction is ThCh$ 642,190. The realization of this gain will be recognized once the property is disposed of to a third party other than the group. In the participation is considered the unrealized gain of ThCh$146,780 as of December 31, 2017 and is deducted the unrealized gain of ThCh $35,538 as of December 31, 2016)
(b)	Includes goodwill equivalent to ThCh$ 1,023,201, Industria Corchera presented net, as indicated note 2.10.1. In the interest is deducted an unrealized gain of ThCh$ 32,290 as of December 31, 2017 and ThCh $ 14,271 corresponding to December 31, 2016.
(c)	It has been considered to have significant influence in this associate, because there is a representation on the board of that company.
(d)	The investment in Excelsior Wine Company represents 50% of its ownership on its equity. A positive balance amounting to ThCh$178,932 is considered in profit or loss for 2017 corresponding to 2016, reported in 2017. Additionally, there are negative equity value amounting to ThCh$22,497.
F-68

(e)	Since November 2017, the investment on the interest of Southern Brewing Company S.A. increased from 49% to 77%, thus becoming a subsidiary of Viña Concha y Toro. Therefore, for this date, it will be disclosed in Note 11.2 Summarized financial information on subsidiaries. The ownership presents the investment corresponding to profit or loss for November and December 2017, deducting the unrealized gain for the period of ThCh$3,400, as well as the negative equity value for 2016 of ThCh$35,131. As of December 31, 2016, an unrealized gain of ThCh$6,768 is deducted in ownership.
(f)	The Investment in Alpha Cave represents 35% of its equity interest. The value of the latter corresponds to the goodwill generated in its acquisition amounting to ThCh$402,751 and the investment value in Latour amounting to ThCh$908.
(g)	The investment in VCT Japan Company represents 41% of the ownership on its equity.
(h)	The investment in Escalade W&S represents 50% of the ownership on its equity. Profit or loss for 2017 considers an equity value for 2016 amounting to ThCh$10,836.
(i)	The investment in Beer Garden Bellavista S.p.A. corresponds to 50% of the ownership on equity. November was considered in ownership on profit or loss and a provision for December of ThCh$ 5,000.

11.4      Goodwill for Investments in Associates:

Industria Corchera S.A.:

The Goodwill as of December 31, 2017 is as follows:

The amount presented corresponds to the investment of 49.963% of Industria Corchera S.A. which amounts to ThCh$ 1,023,201, showing no impairment.

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

The contribution paid for 35% of the shares of Alpha Cave Comercio de Vinhos S.A., amounted to ThCh $597,306 ($ 2,621,834 BR Reals).

As of December 31, 2014 the Company determined the fair value of the net assets where the initial investment value by 35% share on the shares of Alpha Cave Comercio de Vinhos S.A. totaled historical ThCh$88,548 ($ 452,308 BR Reals).

The determined value of goodwill is netted with the investment, which amounts to ThCh$403,658 ($ 2,169,525.91 BR Reals) showing no impairment.

NOTE 12. GOODWILL

The value of the acquired goodwill is as follows:

Acquisition of Fetzer Vineyards, Inc.

On April 15, 2011 Concha y Toro S.A. through its subsidiary VCT USA, Inc. acquired 100% of ownership of Fetzer Vineyards, Inc., a winery located in California USA..

This acquisition was in line with the Company’s business strategy and we believe it was a very important event in the Company’s history. It is expected that this operation helps the Group to increase its global sales, as Fetzer is one of the 10 most important brands of USA in terms of sales volume. During the year 2017 Fetzer Vineyards, Inc. generated revenues of ThCh$75,389,714 and net income amounting to ThCh$5,616,118 to the Company’s consolidated net profit.

The total consideration valued as of April 15, 2011, for 100% of the shares of Fetzer Vineyards, amounted to ThCh$110,131,729 (USD 233,053,431) and the fair value of its net identifiable assets when purchased amounted to ThCh$ 89,582,287, resulting in this acquisition an historical goodwill of ThCh$ 20,549,442.

The value of the acquired goodwill is as follows:

	As of December 31, 2017	As of December 31, 2016
Detail	ThCh$	ThCh$
Goodwill Fetzer (at historical cost)	20,549,442	20,549,442
Foreign currency translation differences	4,032,319	6,220,386
Total	24,581,761	26,769,828

Goodwill was mainly attributable to the skills and technical abilities of the workforce at Fetzer Vineyards, Inc., and to the synergies expected to be achieved beginning on the integration of this Company with the business of Concha y Toro Group.

Capital increase in Southern Brewing Company S.A.

In May, 2011, the Company acquired 40% of Southern Brewing Company S.A. (Kross) On April 15, 2013 a capital contribution was conducted which increased the Company´s direct ownership to 49%.

On November 2, 2017, Viña Concha y Toro acquired an additional 28% of the ownership in Kross. After this transaction, the Company achieved the ownership of 77% of the shares in the mentioned company, in order to actively participate in the premium local beer segment.

These consolidated financial statements include the operating income of Kross for the period between November 2 and December 31, 2017. During this period, Kross contributed to the consolidated profit or loss of the Company with revenues of ThCh$878,777 and net profit of ThCh$109,455.

The fair value of net identifiable assets at the time of purchase was the amount of ThCh$6,054,299, generating a goodwill form the acquisition of ThCh$6,440,058.

Goodwill is mainly attributable to the unique skills and talent of Kross’ workforce and the synergies we expect to achieve by integrating the Company with the Concha y Toro Group.

Business combination performed by stages

In a business combination performed by stages, the acquirer remeasured its previous ownership in the acquiree’s equity at fair value at the date of acquisition and recognized the resulting gain or loss in the consolidated income for the year 2017.

Remeasurement ownership prior to acquisition date	ThCh$
Fair value Kross	10,942,580
Prior ownership	49.00%
(=) Prior ownership value	5,361,864
(-) Prior ownership carrying amount	2,876,856
(=) Profit	2,485,008

This gain was recognized in the statement of income under Other income.

Application of the fair value

In accordance with in IFRS 3 Business Combinations, the premise of the value used in the application of the accounting standard for the acquisition is its fair value. The fair value is defined as: “Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction on the measurement date”. In order to apply this premise correctly, it has also been considered the intention of the acquirer of whether the assets acquired will be held or disposed of. Consequently, the consideration of the facts and circumstances of the operation is necessary to be able to properly identify and/or classify the assets at a value under the fair value premise. Note that the identification of intangible assets in each individual business combination is based on the facts and circumstances prevailing at the acquisition date.

Costs related to the acquisition

Viña Concha y Toro made no significant disbursements related to the acquisition, because it was managed with the internal structure of the company.

Identifiable assets acquired and liabilities assumed

The following table summarizes the amounts recognized of the acquired assets and liabilities assumed at the acquisition date:

November 2, 2017
Detail	ThCh$

Cash and cash equivalents	22,442
Other non-financial assets, current	43,828
Trade and other receivables, current	851,880
Trade receivables due from related parties, current	8,046
Inventories, current	702,237
Current tax assets	101,479
Investments accounted for using equity method	601,270
Intangible assets other than goodwill	3,518,098
Property, plant and equipment	5,500,578
Deferred tax assets	224,618
Other financial liabilities, current	(1,439,050)
Trade and other payables, current	(515,486)
Other short-term provisions	(232,668)
Current tax liabilities	(151,414)
Provision for employee benefits	(47,492)
Other non-current financial liabilities	(1,762,159)
Deferred tax liabilities	(1,371,908)
Total	6,054,299

The Company performed the accounting recognition of the acquisition with the information available to date, and has determined the allocation to fair value. Currently, it continues assessing the existence of additional information related to current events or circumstances at the date of acquisition that may generate changes in the identification and measurement of assets and liabilities. In accordance with IFRS 3, this process will be completed during the period, not exceeding 1 year from the date of acquisition.

If the new information obtained within a year from the date of acquisition on the facts and circumstances existing at such date, identifies adjustments to the prior amounts, or any additional disposition existing at the date of acquisition, then the acquisition accounting records will be reviewed.

NOTE 13. INTANGIBLE ASSETS OTHER THAN GOODWILL

13.1 Classes of Intangible Assets

Balances in the different classes of intangible assets are as follows:

	As of December 31, 2017	As of December 31, 2016
Description of classes of intangible assets	ThCh$	ThCh$
Intangible assets, net	43,426,623	40,647,715
Net intangible asset with finite life	18,083,654	7,683,605
Brands, net	15,533,324	24,435,655
Water rights, net	9,755,585	8,474,387
Easements right, net	54,060	54,068

Net identifiable intangible assets	43,426,623	40,647,715
Patents, trademarks and other rights, net	40,281,203	37,709,777
Computer software, net	3,145,420	2,937,938

Intangible assets, gross	57,244,405	53,356,735

Identifiable intangible assets, gross	57,244,405	53,356,735
Patents, trademarks and other rights, gross	43,909,217	40,909,615
Computer software, gross	13,335,188	12,447,120

Total accumulated amortization and impairment, intangible assets	(13,817,782)	(12,709,020)
Patents, trademarks and other rights	(3,628,014)	(3,199,838)
Computer software	(10,189,768)	(9,509,182)

As of December 31, 2017, the Company has no restrictions on intangible assets and does not maintain acquisition commitments.

The book value of intangible with indefinite useful life was assigned to the cash generating unit (CGU) which corresponds to agricultural land, within the Wines segment. These intangible assets have been tested for impairment, together with agricultural land, i.e. CGUs were assessed, and no impairment was identified.

Changes of intangible as of December 31, 2017 are detailed as follows:

	Patents, trademarks and other rights, net	Computare software, net	Identifiable intangible assets, net
Changes in identifiable intangible assets	ThCh$	ThCh$	ThCh$
Beginning balance	37,709,777	2,937,938	40,647,715
Changes :
Additions	5,198,154	897,339	6,095,493
Effect of translation in foreign subsidiaries	(1,720,256)	(9,271)	(1,729,527)
Withdrawals	(478,296)	—	(478,296)
Amortization	(428,176)	(680,586)	(1,108,762)
Total changes	2,571,426	207,482	2,778,908
Final balance as of December 31, 2017	40,281,203	3,145,420	43,426,623

The amount due to amortization amounted to ThCh$ 1,108,762, ThCh$1,119,655 and ThCh$1,098,051 as of December 31, 2017, 2016 and 2015, respectively, which is reflected in the statement of income included within item “depreciation and amortization”, within the line “administrative expenses” and line “costs of sales” corresponding to the portion which forms part of the inventory cost.

Changes of intangibles as of December 31, 2016 are detailed as follows:

	Patents, trademarks and other rights, net	Computare software, net	Identifiable intangible assets, net
Movements in identifiable intangible assets	ThCh$	ThCh$	ThCh$
Beginning balance	38,270,211	2,860,286	41,130,497
Changes :
Additions	1,577,330	899,667	2,476,997
Effect of translation in foreign subsidiaries	(1,635,856)	108,482	(1,527,374)
Withdrawals	(62,454)	(250,296)	(312,750)
Amortization	(439,454)	(680,201)	(1,119,655)
Total changes	(560,434)	77,652	(482,782)
Final balance as of December 31, 2016	37,709,777	2,937,938	40,647,715

Intangible assets with a finite useful life are amortized on a lineal basis during its useful life, beginning at the moment when these are ready to be used. Those intangibles with indefinite useful lives are not amortized and are subject to the application of an impairment test at least once a year, in conformity with IAS 36.

NOTE 14. PROPERTY, PLANT AND EQUIPMENT

14.1 Classes of Property, Plant and Equipment, by class

Balances of these items are as follows:

	As of December 31, 2017	As of December 31, 2016
Description of classes of property, plant and equipment	ThCh$	ThCh$

Property, plant and equipment, net	381,736,948	361,938,676

Work-in-progress, net	31,308,736	14,672,138
Land, net	123,638,387	120,701,487
Buildings, net	30,347,543	34,139,045
Plant and equipment, net	37,975,042	34,386,663
IT equipment, net	1,046,806	1,287,666
Fixed facilities and accesories, net	70,274,575	70,987,225
Vehicles, net	2,317,136	1,933,184
Improvements to leased properties, equipment and others, net	542,792	645,370
Other property, plant and equipment, net	3,843,732	4,455,425
Plantations, net	80,442,199	78,730,473

Property, plant and equipment, gross	644,542,520	609,577,683

Work-in-progress, gross	31,308,736	14,672,138
Land, gross	123,638,387	120,701,487
Buildings, gross	58,263,623	59,809,261
Plant and equipment, gross	114,488,966	107,969,230
IT equipment, gross	4,123,479	4,700,268
Fixed facilities and accesories, gross	176,572,198	170,607,166
Vehicles, gross	6,092,973	4,606,868
Improvements to leased properties, equipment and others, gross	863,311	946,980
Other property, plant and equipment, gross	9,876,424	10,975,868
Plantations, gross	119,314,423	114,588,417

Accumulated depreciation of property, plant and equipment, total	(262,805,573)	(247,639,007)

Buildings	(27,916,080)	(25,670,216)
Plant and equipment	(76,513,924)	(73,582,567)
IT equipment	(3,076,673)	(3,412,602)
Fixed facilities and accesories	(106,297,623)	(99,619,941)
Vehicles	(3,775,837)	(2,673,684)
Improvements to leased properties, equipment and others	(320,519)	(301,610)
Other property, plant and equipment	(6,032,692)	(6,520,443)
Plantations	(38,872,225)	(35,857,944)
F-75

Changes in Property, Plant and equipment for the periods ended as of December 31, 2017 and 2016 are as follows.

Reconciliation items of changes in property, plant and equipment, by classes	Work-in- progress ThCh$	Land ThCh$	Buildings, net ThCh$	Plant and equipment, net ThCh$	IT equipment, net ThCh$	Fixed facilities and accesories, net ThCh$	Motor Vehicles, net ThCh$	Improvements to leased goods, net ThCh$	Other property, plant and equipment, net ThCh$	Plantations, net ThCh$	Property, plant and equipment, net ThCh$
Opening balance as of January 1, 2017	14,672,138	120,701,487	34,139,045	34,386,663	1,287,666	70,987,225	1,933,184	645,370	4,455,425	78,730,473	361,938,676
Changes:											—
Additions	23,538,520	4,344,017	97,080	7,384,684	278,230	7,187,926	420,999	—	252,400	7,306,285	50,810,141
4% credit on fixed assets	—	—	—	(41,082)	(7)	(6,930)	(54)	—	(766)	—	(48,839)
Disposal	—	(105,087)	—	(140,667)	(462)	(24,533)	(23,968)	(509)	(59,269)	—	(354,495)
Transfers to (from) non-current assets and disposal groups held for sale	—	—	—	(98,093)	—	—	—	—	—	—	(98,093)
Reclassification of assets for work completion	(7,274,247)	—	120,504	4,032,206	88,975	2,791,147	87,719	—	153,696	—	—
Write-offs	—	—	(51,620)	(202,130)	(4,966)	(88,253)	(10,900)	—	(3,067)	(233,067)	(594,003)
Depreciation	—	—	(2,059,678)	(6,173,655)	(505,828)	(10,278,655)	(571,579)	(49,318)	(668,177)	(4,343,827)	(24,650,717)
Increase (decrease) in foreign currency exchange (*)	376,567	(1,302,030)	(1,897,788)	(1,170,126)	(95,824)	(296,110)	481,735	(52,751)	(286,510)	(1,017,665)	(5,260,502)
Other increase (decrease)	(4,242)	—	—	(2,758)	(978)	2,758	—	—	—	—	(5,220)

Total changes	16,636,598	2,936,900	(3,791,502)	3,588,379	(240,860)	(712,650)	383,952	(102,578)	(611,693)	1,711,726	19,798,272
Closing balance as of December 31, 2017	31,308,736	123,638,387	30,347,543	37,975,042	1,046,806	70,274,575	2,317,136	542,792	3,843,732	80,442,199	381,736,948

Items- reconciliation of changes in property, plant and equipment, by class	Work-in- progress ThCh$	Land ThCh$	Buildings, net ThCh$	Plant and equipment, net ThCh$	IT equipment, net ThCh$	Fixed facilities and accesories, net ThCh$	Motor Vehicles, net ThCh$	Improvements to leased goods, net ThCh$	Other property, plant and equipment, net ThCh$	Plantations, net ThCh$	Property, plant and equipment, net ThCh$
Opening balance as of January 1, 2016	6,436,537	113,805,322	38,237,219	35,550,261	837,427	68,810,766	1,829,375	743,192	4,980,305	76,532,180	347,762,584
Changes:
Additions	14,488,416	8,005,707	1,315,509	5,676,543	678,915	8,014,525	631,920	—	567,552	7,910,060	47,289,147
4% credit on fixed assets	—	—	—	(42,738)	(2,333)	(3,297)	(2,819)	—	(286)	—	(51,473)
Disposal	—	(212,222)	(2,582,074)	(1,090,163)	(809)	(59,930)	(12,032)	(455)	(134,301)	—	(4,091,986)
Transfers to (from) non-current assets and disposal groups held for sale	—	—	—	—	—	—	—	—	—	—	—
Reclassification of assets for work completion	(6,038,566)	(45,804)	(575,595)	845,459	273,781	5,355,984	36,795	—	121,274	26,672	—
Write-offs	(8,121)	—	(28,854)	(19,257)	(22,980)	—	(24,846)	—	2,285	(568,914)	(670,687)
Depreciation	—	—	(2,305,874)	(5,861,975)	(467,829)	(9,773,963)	(511,533)	(54,785)	(903,103)	(4,332,956)	(24,212,018)
Increase (decrease) in foreign currency exchange (*)	(150,561)	(840,738)	80,569	(669,768)	(8,506)	(1,356,860)	(13,676)	(42,582)	(178,301)	(836,569)	(4,016,992)
Other increase (decrease)	(55,567)	(10,778)	(1,855)	(1,699)	—	—	—	—	—	—	(69,899)

Total changes	8,235,601	6,896,165	(4,098,174)	(1,163,598)	450,239	2,176,459	103,809	(97,822)	(524,880)	2,198,293	14,176,092
Closing balance as of December 31, 2016	14,672,138	120,701,487	34,139,045	34,386,663	1,287,666	70,987,225	1,933,184	645,370	4,455,425	78,730,473	361,938,676

(*): For currency exchange differences of financial statements of foreign subsidiaries.

14.2	Additional information

a)	Property, plant and equipment

The Company has not identified any indicators of impairment which represent a loss in value of property, plant and equipment, other than those already recorded and presented in these consolidated financial statements.

b)	Commitments to acquire and restrictions on acquisition of property, plant and equipment

As of December 31, 2017, commitments to acquire due to purchases of property, plant and equipment amounted to ThCh$4,046,887, net (ThCh$4,852,893 as of December 31, 2016).

The Company does not have restrictions on property, plant and equipment, other than those reported in Note 34 Guarantees committed with third-parties.

c)	Grapevines pledged as guarantee.

Grapevines of Viña Concha y Toro S.A. and subsidiaries, either in production or formation stage are not subject to any kind of restrictions, nor have been constituted as guarantees of financial liabilities.

d)	Government Grants

The company in Chile applies to government grants related to the agricultural activity in conformity with Law 18.450 to foster watering and drain, and for research and development activities in conformity with Law 20.570.

These grants require certain conditions on its application. The company complies with these in order to obtain its benefits. Grants are issued one time only and are assigned to a specific watering project. During the period ended as of December 31, 2017, government grants received amounted to ThCh$150,074 (ThCh$74,508 as of December 31, 2016 and ThCh$50,430 as of December 31, 2015).

14.3	Assets under finance lease

a)	Finance lease

As of December 31, 2017 and 2016, there are no property, plant and equipment that are classified as finance leases.

b)	Obligations for contracts or financial leases

As of December 31, 2017 and 2016, there are no obligations for contracts or finance leases.

14.4	Costs of capitalized interests

Rates and costs for capitalized interests are detailed as follows:

Viña Concha y Toro S.A.

	As of December 31, 2017	As of December 31, 2016
Cost capitalization rate for capitalized interest, property, plant and equipment	4.03%	5.12%
Amount of capitalized interest, property, plant and equipment, (In ThCh$)	1,238,154	1,114,041
Total in ThCh$	1,238,154	1,114,041

Trivento Bodegas y Viñedos S. A.

	As of December 31, 2017	As of December 31, 2016
Cost capitalization rate for capitalized interest, property, plant and equipment	15.41%	25.61%
Amount of capitalized interest, property, plant and equipment. (In ThCh$)	56,942	29,886
Total in ThCh$	56,942	29,886

14.5	Distribution of hectares

As of December 31, 2017 (unaudited):

	Vineyards in Production	Vineyards in development	Total Planted Vineyards	Land Rotation	Fruit trees	Total Agricultural Area
Chile
Limarí	928	161	1,089	223	—	1,312
Casablanca	391	30	421	—	—	421
Aconcagua	97	—	97	—	—	97
Leyda	130	—	130	—	—	130
Maipo	771	73	844	19	—	863
Cachapoal	1,234	296	1,530	70	—	1,600
Colchagua	1,955	248	2,202	102	—	2,304
Curicó	633	61	694	3	—	697
Maule	2,054	656	2,710	546	—	3,256
Bío - Bío	—	—	—	212	—	212
Total Chile	8,193	1,525	9,717	1,175	—	10,892
Mendoza	1,117	23	1,140	285	—	1,425
Total Argentina	1,117	23	1,140	285	—	1,425
USA
Fetzer	390	72	462	1	3	466
Total USA	390	72	462	1	3	466
Total Holding	9,700	1,620	11,319	1,461	3	12,783
F-78

As of December 31, 2016 (unaudited):

	Vineyards in Production	Vineyards in development	Total Planted Vineyards	Land Rotation	Fruit trees	Total Agicultural Area
Chile
Limarí	921	85	1,006	244	—	1,250
Casablanca	380	44	424	—	—	424
Aconcagua	97	—	97	—	—	97
Leyda	130	—	130	—	—	130
Maipo	771	81	852	21	—	873
Cachapoal	1,178	324	1,502	97	—	1,599
Colchagua	1,947	208	2,155	150	—	2,305
Curicó	598	96	694	4	—	698
Maule	1,982	546	2,528	713	—	3,241
Total Chile	8,004	1,384	9,388	1,229	—	10,617
Argentina
Mendoza	1,117	23	1,140	285	—	1,425
Total Argentina	1,117	23	1,140	285	—	1,425
USA
Fetzer	403	66	469	1	3	473
Total USA	403	66	469	1	3	473
Total Holding	9,524	1,473	10,997	1,515	3	12,515

The total vineyards planted include certain long-term operating leases that the Company has in the valleys of Casablanca, Maipo, and Colchagua. (Please refer to Note 22).

Company´s total land not usable for plantations such as hills, roads, etc., are not included in the total agricultural area.

NOTE 15. BIOLOGICAL ASSETS

Detail of groups of Current Biological Assets

Biological Assets maintained by Viña Concha y Toro S.A. and subsidiaries correspond to agricultural products – grapes.

-     Reconciliation of changes in Biological Assets:

Current
Reconciliation of changes in Biological Assets	ThCh$

Biological Assets, beginning balance as of January 1, 2017	19,186,291
Increases other than those from business combinations, biological assets	25,859,087
Increases (decreases ) for exchange differences (net), biological assets	(242,948)
Other increases (decreases) net	(8,022)
Decreases due to harvest of collection, biological assets	(25,845,156)

Total Biological Assets as of December 31, 2017	18,949,252
Gross Biological Assets as of December 31, 2017	18,949,252

Current
Reconciliation of changes in Biological Assets	ThCh$

Biological Assets, beginnig balance as of January 1, 2016	18,259,302
Increases other than those from business combinations, biological assets	31,723,037
Increases (decreases ) for exchange differences (net), biological assets	(201,309)
Other increases (decreases) net	(2,395)
Decreases due to harvest of collection, biological assets	(30,592,345)

Total Biological Assets as of December 31, 2016	19,186,291
Gross Biological Assets as of December 31, 2016	19,186,291

As of December 31, 2017 and 2016, the company has not recorded any impairments of biological assets.

NOTE 16. OTHER NON-FINANCIAL ASSETS

As of December 31, 2017 and 2016, Other Non-financial assets are detailed as follows:

	As of December 31, 2017		As of December 31, 2016
	Current	Non-current	Current	Non-current
Non-financial assets	ThCh$	ThCh$	ThCh$	ThCh$
Other prepaid expenses	3,331,553	3,792,595	3,338,598	3,889,602
Prepaid insurance	1,394,215	—	1,635,803	—
Prepaid advertising	1,436,479	—	1,217,504	—
Prepaid leases	354,166	435,343	1,008,378	575,747
Other	419,176	—	298,243	1,939
Total	6,935,589	4,227,938	7,498,526	4,467,288
F-81

NOTE 17. FINANCIAL INSTRUMENTS

17.1 Category of Financial Instruments by nature

a)	Fair values, based on categories of financial instruments, compared against the current and non-current book value included in the consolidated statement of financial position are presented as follows:

As of December 31, 2017
			At amortized cost
Classification	Group	Type	Book Value ThCh$	Fair value ThCh$	At fair value ThCh$
Financial assets	Cash and cash equivalents	Balances in Banks	21,158,613	21,158,613	—
		Short-term deposits	10,003,733	10,003,733	—
	Trade receivables and other accounts receivable	Current	187,422,436	187,422,436	—
		Non-current	742,414	742,414	—
Other financial assets	Accounts receivable from related entities	Current	11,379,684	11,379,684	—
	Financial assets available for sale	Current shares	—	—	2,425,216
	Financial assets at fair value with change in income	Current derivatives	—	—	7,656
	Hedge assets	Current derivatives	—	—	7,832,335
		Non-current derivatives	—	—	25,591,638
Financial liabilities	Bank loans	Current	113,957,750	114,136,596	—
		Non-current	25,959,595	26,086,278	—
	Obligations with the public (bonds)	Current	23,144,728	23,622,746	—
		Non-current	98,259,850	93,975,665	—
	Finance lease	Current	37,037	—	—
		Non-current	460,338	—	—
	Financial liabilities at fair value with change in income	Current derivatives	—	—	55,759
	Hedge liabilities	Current derivatives	—	—	3,257,209
		Non-current derivatives	—	—	3,130,342
Other financial liabilities	Trade and other payable	Current trading creditors	76,352,397	76,352,397	—
		Other current accounts payable	44,401,385	44,401,385	—
	Accounts payable to related entities	Current	7,361,779	7,361,779	—
		Non-current	292,555	292,555	—
F-82

b)	Fair values, based on categories of financial instruments, compared against the current and non-current book value included in the consolidated statement of financial position are presented as follows:

As of December 31, 2016
			At amortized cost
			Book Value	Fair value	At fair value
Classification	Group	Type	ThCh$	ThCh$	ThCh$
Financial assets	Cash and cash equivalents	Balances in Banks	22,035,392	22,035,392	—
		Short-term deposits	25,178,125	25,178,125	—
	Trade receivables and other accounts receivable	Current	180,332,662	180,332,662	—
		Non-current	4,624,317	4,624,317	—
Other financial assets	Accounts receivable from related entities	Current	12,954,739	12,954,739	—
	Financial assets available for sale	Current shares	—	—	2,554,984
	Financial assets at fair value with change in income	Current derivatives	—	—	259,436
	Hedge assets	Current derivatives	—	—	2,626,811
		Non-current derivatives	—	—	18,303,296
	Other financial assets	Current	50,859	50,859	—
Financial liabilities	Bank loans	Current	80,010,080	81,093,632	—
		Non-current	26,453,065	27,127,844	—
	Obligations with the public (bonds)	Current	14,042,688	14,526,824	—
		Non-current	118,565,920	115,129,438	—
	Financial liabilities at fair value with change in income	Current derivatives	—	—	2,315,741
	Hedge liabilities	Current derivatives	—	—	5,630,537
		Non-current derivatives	—	—	3,973,051
Other financial liabilities	Trade and other payable	Current trading creditors	76,055,889	76,055,889	—
		Other current accounts payable	42,555,644	42,555,644	—
	Accounts payable to related entities	Current	5,256,371	5,256,371	—
		Non-current	319,601	319,601	—
F-83

17.2	Derivative Instruments

In conformity with the risk management policy, Viña Concha y Toro contracts exchange rate derivatives and interest rate derivatives, which are classified as follows:

-	Fair Value Hedge
-	Cash Flow Hedge
-	Net Investment Hedges
-	Non-hedge derivatives (Those derivatives which do not qualify under the hedging accounting)
a)	Assets and Liabilities by hedging derivative instrument

The balances of financial derivatives qualified as hedge instruments were recognized in the consolidated statement of financial position as assets and liabilities as per the following detail:

		As of December 31, 2017				As of December 31, 2016
		Assets		Liabilities		Assets		Liabilities
Assets and liabilities for hedging		Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
derivative instruments	Instrument	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedges:		7,832,335	25,591,638	3,257,209	3,130,342	2,626,811	18,303,296	5,630,537	3,973,051
Cash flows hedges	Swap	2,217,902	7,719,608	797,783	2,928,173	1,441,388	5,553,687	571,738	—
Net investment hedges	Swap	—	3,768,816	2,347,813	—	—	976,672	3,237,893	3,237,893
Fair value hedges	Forward	1,726,743	—	69,404	—	843,420	—	824,027	—
Cash flow hedges	Forward	2,951,253	14,103,214	25,240	202,169	—	11,772,937	483,194	735,158
Net investment hedges	Forward	936,437	—	16,969	—	342,003	—	513,685	—
Total		7,832,335	25,591,638	3,257,209	3,130,342	2,626,811	18,303,296	5,630,537	3,973,051
F-84

b)	Assets and liabilities for derivative instruments with changes in fair value through income (non-hedging)

Derivative operations which are recorded at fair value with changes in income were recognized in the statement of financial position as assets and liabilities as per the following detail:

		As of December 31, 2017				As of December 31, 2016
		Assets		Liabilities		Assets		Liabilities
Assets and liabilities for derivative	Instrument	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
instruments at fair value with change in income		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-hedge derivative instruments		7,656	—	55,759	—	259,436	—	2,315,741	—
Derivative instruments	Forward	7,656	—	55,759	—	259,436	—	2,315,741	—
Total		7,656	—	55,759	—	259,436	—	2,315,741	—

c)	Other information on instruments

A detail of financial derivatives contracted as of December 31, 2017 and 2016, its fair value and its breakdown by maturity on contractual values is detailed as follows:

	As of December 31, 2017
					Contractual values
		Fair value	Year 2018	Year 2019	Year 2020	Subsequent	Total
Detail per maturity	Instrument	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedges		27,036,422	198,583,592	91,959,668	50,800,120	140,075,729	481,419,110
Cash flow hedges	Swap	6,211,554	21,235,992	22,485,899	10,300,122	38,086,768	92,108,781
Net investment hedge	Swap	1,421,003	5,094,576	11,388,733	—	6,403,587	22,886,896
Fair value hedge	Forward	1,657,339	75,145,307	—	—	—	75,145,307
Cash flow hedges	Forward	16,827,058	63,138,503	58,085,036	40,499,998	95,585,374	257,308,912
Net investment hedge	Forward	919,468	33,969,214	—	—	—	33,969,214
Non-hedge derivatives		(48,103)	3,545,025	—	—	—	3,545,025
Non-hedge derivatives		(48,103)	3,545,025	—	—	—	3,545,025
Total		26,988,319	202,128,617	91,959,668	50,800,120	140,075,729	484,964,135
F-85

	As of December 31, 2016
					Contractual values
		Fair value	Year 2018	Year 2019	Year 2020	Subsequent	Total
Detail per maturity	Instrument	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedges		11,326,519	158,683,581	88,500,685	82,358,639	271,179,876	600,722,781
Cash flow hedges	Swap	6,423,337	12,293,988	20,017,058	21,738,624	8,499,243	62,548,913
Net investment hedge	Swap	(5,499,114)	5,686,064	5,548,053	12,402,464	—	23,636,581
Fair value hedge	Forward	19,393	87,373,303	—	—	87,373,303	174,746,606
Cash flow hedges	Forward	10,554,585	15,477,400	62,935,574	48,217,551	137,454,505	264,085,030
Net investment hedge	Forward	(171,682)	37,852,825	—	—	37,852,825	75,705,650
Non-hedge derivatives		(2,056,305)	30,846,010	—	—	30,846,010	61,692,020
Non-hedge derivatives		(2,056,305)	30,846,010	—	—	30,846,010	61,692,020
Total		9,270,214	189,529,591	88,500,685	82,358,639	302,025,886	662,414,800

d)	Cash flow transfer

A detail of cash flows transfers as of December 31, 2017 and 2016 is shown as follows:

	Changes between December 31, 2016 and December 31,2017			Changes between December 31, 2015 and December 31,2016
Cash Flow hedges	Forward in ThCh$	Swap in ThCh$	Total in ThCh$	Forward in ThCh$	Swap in ThCh$	Total in ThCh$
Opening balance	10,554,584	6,423,338	16,977,922	(37,523,502)	4,643,883	(32,879,619)
Valuation of existing contracts, opening balance	3,220,636	590,047	3,810,683	42,502,317	1,808,931	44,311,248
Valuation of new contracts	7,667,925	67,820	7,735,745	1,219,495	—	1,219,495
Transfer to profit or loss during the period	(4,616,088)	(869,650)	(5,485,738)	4,356,274	(29,476)	4,326,798
Closing balance	16,827,057	6,211,555	23,038,612	10,554,584	6,423,338	16,977,922
F-86

17.3	Fair value hierarchy

The detail of the fair value of financial instruments recorded at fair value in the consolidated statement of financial position is as follows (Note 2.6.9):

As of December 31, 2017
		Level 1	Level 2	Level 3
Financial instruments measured at fair value	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Fair value hedge derivatives	1,726,743	—	1,726,743	—
Cash flow hedge derivatives	26,991,977	—	26,991,978	—
Net investment hedge derivatives	4,705,253	—	4,705,253	—
Derivatives not designated as hedge accounting	7,656	—	7,656	—
Financial assets available for sale	2,425,216	2,195,667	—	229,549
Total financial assets	35,856,845	2,195,667	33,431,630	229,549
Finanacial liabilities
Fair value hedge derivatives	69,404	—	69,404	—
Cash flow hedge derivatives	3,953,365	—	3,953,365	—
Net investment hedge derivatives	2,364,782	—	2,364,782	—
Derivatives not designated as hedge accounting	55,759	—	55,759	—
Total financial liabilities	6,443,310	—	6,443,310	—

As of December 31, 2016
		Level 1	Level 2	Level 3
Financial instruments measured at fair value	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Fair value hedge derivatives	843,420	—	843,420	—
Cash flow hedge derivatives	18,768,012	—	18,768,013	—
Net investment hedge derivatives	1,318,675	—	1,318,675	—
Derivatives not designated as hedge accounting	259,436	—	259,436	—
Financial assets available for sale	2,554,984	2,375,435	—	179,549
Total financial assets	23,744,527	2,375,435	21,189,544	179,549
Finanacial liabilities
Fair value hedge derivatives	824,027	—	824,027	—
Cash flow hedge derivatives	1,790,090	—	1,790,090	—
Net investment hedge derivatives	6,989,471	—	6,989,471	—
Derivatives not designated as hedge accounting	2,315,741	—	2,315,741	—
Total financial liabilities	11,919,329	—	11,919,329	—
F-87

NOTE 18. OTHER FINANCIAL LIABILITIES

As of December 31, 2017 and 2016, other financial liabilities are detailed as follows:

	Current		Non-current
	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016
Not guaranteed	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	113,957,750	80,010,080	25,959,595	26,453,065
Obligations with the public (bonds) (***)	23,144,728	14,042,688	98,259,850	118,565,920
Finance lease	37,037	—	460,338	—
Hedge derivatives (*)	3,257,209	5,630,537	3,130,342	3,973,051
Non-hedge derivatives (**)	55,759	2,315,741	—	—
Total	140,452,483	101,999,046	127,810,125	148,992,036

(*) Please refer to Note 18.2 a

(**) Please refer to Note 18.2 b

(***) Please refer to Note 19

F-88

a)	Loans from financial entities (non-derivatives), current as of December 31, 2017

										Maturity
Debtor entity Tax ID No.	Name of debtor entity	Country of the debtor company	Tax ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Nominal rate	Up to 90 days ThCh$	More than 90 days to 1 year ThCh$	Total ThCh$
99.527.300-4	Southern Brewing Company S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Chilean peso	At maturity	5.50%	5.50%	50,552	—	50,552
99.527.300-4	Southern Brewing Company S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	Chilean peso	At maturity	4.62%	4.62%	981,479	—	981,479
99.527.300-4	Southern Brewing Company S.A.	Chile	97.053.000-2	Banco Security S.A.	Chile	Chilean peso	At maturity	6.52%	6.52%	150,510	—	150,510
99.527.300-4	Southern Brewing Company S.A.	Chile	97.053.000-2	Banco Security S.A.	Chile	UF	At maturity	4.17%	4.17%	4,742	—	4,742
99.527.300-4	Southern Brewing Company S.A.	Chile	99.500.410-0	Banco Consorcio	Chile	Chilean peso	At maturity	5.46%	5.46%	218,647	—	218,647
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Chilean peso	At maturity	3.16%	3.16%	105,759	5,000,000	5,105,759
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.006.000-6	Banco de Credito e Inversiones	Chile	Chilean peso	At maturity	3.02%	3.02%	83,469	5,000,000	5,083,469
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	US Dollar	At maturity	1.83%	1.83%	174,216	12,295,000	12,469,216
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Netherlands	Chilean peso	Semiannual	5.61%	5.28%	702,808	—	702,808
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.032.000-0	Banco BBVA Chile	Chile	US Dollar	At maturity	1.65%	1.65%	69,877	6,147,500	6,217,377
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.951.000-4	HSBC Banck Chile	Chile	US Dollar	At maturity	1.90%	1.90%	15,249	—	15,249
86.326.300-K	Viña Cono Sur S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	US Dollar	At maturity	1.60%	1.60%	6,223,872	—	6,223,872
86.326.300-K	Viña Cono Sur S.A.	Chile	97.032.000-0	Banco BBVA Chile	Chile	Chilean peso	At maturity	3.09%	3.09%	10,003,433	—	10,003,433
0-E	Fetzer Vineyards, Inc.	USA	97.030.000-7	Banco del Estado de Chile	Chile	US Dollar	At maturity	2.06%	2.06%	7,037	6,454,875	6,461,912
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco BBVA Argentina	Argentina	US Dollar	At maturity	1.56%	1.56%	1,291,331	1,789,200	3,080,531
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco BBVA Argentina	Argentina	Argentine peso	Annual	21.80%	21.80%	581,325	—	581,325
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Citibank S.A	Argentina	Argentine peso	At maturity	30.00%	30.00%	187	—	187
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Credicoop	Argentina	US Dollar	At maturity	1.85%	1.85%	984,861	922,605	1,907,466
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Credicoop	Argentina	Argentine peso	Semiannual	27.30%	27.30%	3,395	168,118	171,513
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	Argentine peso	Annual	19.00%	19.00%	—	1,363,310	1,363,310
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	Argentine peso	At maturity	30.00%	30.00%	201,302	—	201,302
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Macro	Argentina	Argentine peso	At maturity	35.00%	35.00%	5,028	—	5,028
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco San Juan	Argentina	Argentine peso	At maturity	30.00%	30.00%	1,423	—	1,423
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco San Juan	Argentina	Argentine peso	Quarterly	17.00%	17.00%	81,433	167,169	248,602
0-E	VCT & DG México S.A.	Mexico	0-E	Banco Banamex	Mexico	Mexican peso	At maturity	1.90%	1.90%	3,277	2,064,519	2,067,796
0-E	VCT Brasil Imp. Y Export. Ltda.	Brazil	0-E	Banco Citibank S.A	Brazil	Brazilian Real	At maturity	9.30%	9.30%	942,108	—	942,108
0-E	VCT Brasil Imp. Y Export. Ltda.	Brazil	0-E	Banco Itau BBA S.A	Brazil	Brazilian Real	At maturity	13.89%	13.89%	—	3,849,422	3,849,422
0-E	VCT USA, Inc.	USA	0-E	Banco del Estado de Chile, New York Branch	USA	US Dollar	At maturity	2.20%	2.20%	22,025,658	8,322,470	30,348,128
0-E	VCT USA, Inc.	USA	0-E	Rabobank Nederland, New York Branch	USA	US Dollar	Semiannual	3.81%	3.81%	131,834	15,368,750	15,500,584
Balances to date										45,044,812	68,912,938	113,957,750
F-89

b)	Loans from financial entities (non-derivatives), non-current as of December 31, 2017.

										Maturity
Debtor entity Tax ID No.	Name of debtor entity	Country of the debtor company	Tax ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Nominal rate	1 to 2 years ThCh$	2 to 3 years ThCh$	3 to 4 years ThCh$	4 to 5 years ThCh$	Over 5 years ThCh$	Total ThCh$
99.527.300-4	Southern Brewing Company S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Chilean peso	At maturity	6.96%	6.96%	153,148	—	—	—	—	153,148
99.527.300-4	Southern Brewing Company S.A.	Chile	97.053.000-2	Banco Security S.A.	Chile	Chilean peso	At maturity	7.32%	7.32%	—	—	—	—	163,805	163,805
99.527.300-4	Southern Brewing Company S.A.	Chile	97.053.000-2	Banco Security S.A.	Chile	UF	At maturity	4.17%	4.17%	183,609	—	—	—	778,354	961,963
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	US dollar	At maturity	2.19%	2.19%	14,139,250	—	—	—	—	14,139,250
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.951.000-4	HSBC Banck Chile	Chile	US dollar	At maturity	1.90%	1.90%	6,147,500	—	—	—	—	6,147,500
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco San Juan	Argentina	Argentine peso	Quarterly	17.00%	17.00%	257,982	277,346	170,101	—	—	705,429
0-E	VCT USA, Inc.	USA	0-E	Banco del Estado de Chile, New York Branch	USA	Us dollar	At maturity	2.90%	2.90%	3,688,500	—	—	—	—	3,688,500
Balances to date										24,569,989	277,346	170,101	—	942,159	25,959,595
F-90

c)	Loans from financial entities (non-derivatives), current as of December 31, 2016.

										Maturity
Debtor entity Tax ID No.	Name of debtor entity	Country of the debtor company	Tax ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Nominal rate	Up to 90 days ThCh$	More than 90 days to 1 year ThCh$	Total ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	US dollar	At maturity	2.74%	2.56%	13,480,805	—	13,480,805
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	Chilean peso	Semiannual	5.61%	5.28%	721,923	693,250	1,415,173
90.227.000-0	Viña Concha y Toro S.A.	Chile	0-E	Coöperatieve Rabobank U.A. (Ex Banco Rabobank Chile)	Netherlands	US dollar	Semiannual	2.63%	2.39%	42,799	10,042,050	10,084,849
0-E	VCT USA, Inc.	USA	0-E	Banco del Estado de Chile, New York Branch	USA	US dollar	At maturity	2.40%	2.40%	21,155	—	21,155
0-E	VCT USA, Inc.	USA	0-E	Banco del Estado de Chile, New York Branch	USA	US dollar	At maturity	2.90%	2.90%	25,563	—	25,563
0-E	VCT USA, Inc.	USA	0-E	Banco del Estado de Chile, New York Branch	USA	US dollar	At maturity	1.46%	1.46%	12,924	3,749,032	3,761,956
0-E	VCT USA, Inc.	USA	0-E	Banco del Estado de Chile, New York Branch	USA	US dollar	At maturity	1.44%	1.44%	7,703,524	—	7,703,524
0-E	VCT USA, Inc.	USA	0-E	Banco del Estado de Chile, New York Branch	USA	US dollar	Semiannual	2.25%	1.66%	4,631	6,694,700	6,699,331
0-E	VCT USA, Inc.	USA	0-E	Rabobank Nederland, New York Branch	USA	US dollar	At maturity	2.15%	2.15%	27,588	10,042,050	10,069,638
0-E	VCT USA, Inc.	USA	0-E	Rabobank Nederland, New York Branch	USA	US dollar	Semiannual	3.81%	3.81%	229,712	10,042,050	10,271,762
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Credicoop	Argentina	Argentine peso	Monthly	27.30%	27.30%	8,357	214,871	223,228
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	Argentine peso	At maturity	23.50%	23.50%	—	893,627	893,627
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	Argentine peso	Quarterly	27.50%	27.50%	1,555	68,815	70,370
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	Argentine peso	Monthly	27.00%	27.00%	8,103	280,877	288,980
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	Argentine peso	Annual	25.10%	25.10%	1,927	133,417	135,344
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Macro	Argentina	Argentine peso	At maturity	25.25%	25.25%	—	910,249	910,249
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Macro	Argentina	Argentine peso	Semiannual	15.25%	15.25%	120	24,075	24,195
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	Argentine peso	Quarterly	23.00%	23.00%	6,252	15,479	21,731
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	Argentine peso	Quarterly	23.00%	23.00%	22,877	58,548	81,425
0-E	VCT & DG México S.A.	Mexico	0-E	Banco Banamex	Mexico	Mexican peso	At maturity	6.57%	6.32%	1,428,875	—	1,428,875
0-E	VCT Brasil Imp. Y Export. Ltda	Brazil	0-E	Banco Citibank S.A	Brazil	Brazilian reales	At maturity	18.30%	15.25%	22,144	1,029,100	1,051,244
0-E	VCT Brasil Imp. Y Export. Ltda	Brazil	0-E	Banco Itau BBA S.A	Brazil	Brazilian reales	At maturity	18.44%	18.44%	187,964	4,116,400	4,304,364
0-E	Fetzer Vineyards, Inc.	USA	97.030.000-7	Banco del Estado de Chile	USA	US dollar	At maturity	0.97%	0.97%	4,354,486	—	4,354,486
0-E	Fetzer Vineyards, Inc.	USA	97.030.000-7	Banco del Estado de Chile	USA	US dollar	At maturity	1.56%	1.56%	10,328	2,677,878	2,688,206
Balances to date										22,296,938	43,804,542	80,010,080

F-91

d)	Loans from financial entities (non-derivatives), non-current as of December 31, 2016.

										Maturity
Debtor entity Tax ID No.	Name of debtor entity	Country of the debtor company	Tax ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Nominal rate	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	Chilean peso	Semiannual	5.61%	5.28%	693,250	—	—	—	—	693,250
0-E	VCT USA, Inc.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	Chilean peso	Semiannual	5.61%	5.28%	20,699,537	4,016,820	—	—	—	24,716,357
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	Argentine peso	Monthly	27.00%	27.00%	280,877	280,877	—	—	—	561,754
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Francés	Argentina	Argentine peso	Annual	25.10%	25.10%	133,417	133,417	—	—	—	266,834
0-E	Trivento B. y Viñedos S. A.	Argentina	0-E	Banco Credicoop	Argentina	Argentine peso	Monthly	27.30%	27.30%	214,870	—	—	—	—	214,870
Saldos ala fecha										22,021,951	4,431,114	—	—	—	26,453,065
F-92

NOTE 19. BONDS PAYABLE AND PROMISSORY NOTES

•	On November 14, 2012 the Company issued bonds for a total of UF 1,500,000 corresponding to the F series issued by the Viña Concha y Toro S.A. with a charge to the line of bonds registered in the Securities Register of the SVS under number 574 dated March 23, 2009.

The bonds issued indicated above was performed as per the following detail:

-	UF 1,500,000 placed with charge to F Series, at a term of 6 years amortizable on a semi-annual basis with three-year grace period. The issuance effective rate is UF + 3.63%.

•	On September 11, 2014, the Company issued bonds for a total of UF 2,000,000 corresponding to the J and K series issued by the Viña Concha y Toro S.A. with charge to the line of bonds registered in the Securities Register of the SVS under number 575 dated March 23, 2009.

The bonds issued indicated above was performed as per the following detail:

-	UF 1,000,000 placed with charge to Series J, at a term of 6 years amortizable on a semi-annual basis with 3-yeare grace period. The issuance effective rate is UF + 2.18%, and,
-	UF 1,000,000 placed with charge to K Series, at a term of 24 years amortizable on a semi-annual basis with 10-yeare grace period. The issuance effective rate is UF + 3.49%.

•	On November 3, 2016, the Company issued bonds for a total of UF 2,000,000 corresponding to the N series issued by the Viña Concha y Toro S.A. with charge to the line of bonds registered in the Securities Register of the SVS under number 841 dated October 12, 2016.

The bonds issued indicated above was realized as per the following detail:

-	UF 2,000,000 placed with charge to Series N, at a term of 25 years amortizable on a semi-annual basis with 20-year grace period. The issuance effective rate is UF + 2.69%.
F-93

Bonds payable and promissory notes are detailed as follows:

a)	Bonds payable and promissory notes, current as of December 31, 2017

										Maturities
Debtor entity Tax ID No.	Name of debtor entity	Country of the debtor company	Tax ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Nominal rate	Up to 90 days	90 days to 1 year	Total
										ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Semiannual	3.78%	3.50%	6,770,141	6,699,548	13,469,689
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Semiannual	2.29%	2.50%	9,152,339	—	9,152,339
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Semiannual	3.53%	3.30%	289,152	—	289,152
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.080.000-k	Banco Bice	Chile	U.F.	Semiannual	2.75%	2.40%	233,548	—	233,548
Total										16,445,180	6,699,548	23,144,728
b)	Bonds payable and promissory notes, non-current as of December 31, 2017

										Maturities
Debtor entity Tax ID No.	Name of debtor entity	Country of the debtor company	Tax ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Nominal rate	1 to 2 years ThCh$	2 to 3 years ThCh$	3 to 4 years ThCh$	4 to 5 years ThCh$	Over 5 years ThCh$	Total ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Semiannual	3.78%	3.50%	—	—	—	—	—	—
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Semiannual	2.29%	2.50%	8,932,710	8,932,720	—	—	—	17,865,430
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Semiannual	3.53%	3.30%	—	—	—	—	26,798,140	26,798,140
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.080.000-k	Banco Bice	Chile	U.F.	Semiannual	2.75%	2.40%	—	—	—	—	53,596,280	53,596,280
Total										8,932,710	8,932,720	—	—	80,394,420	98,259,850

c)	Bonds payable and promissory notes, current as of December 31, 2016

										Maturities
Debtor entity Tax ID No.	Name of debtor entity	Country of the debtor company	Tax ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Nominal rate	Up to 90 days	90 days to 1 year	Total
										ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Semiannual	3.78%	3.50%	6,725,836	6,586,992	13,312,828
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Semiannual	2.29%	2.50%	215,940		215,940
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Semiannual	3.53%	3.30%	284,295		284,295
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.080.000-k	Banco Bice	Chile	U.F.	Semiannual	2.75%	2.40%	229,625		229,625
Total										7,455,696	6,586,992	14,042,688
F-94

d)	Bonds payable and promissory notes, non-current as of December 31, 2016
										Maturities
Debtor entity Tax ID No.	Name of debtor entity	Country of the debtor company	Tax ID No. of creditor entity	Name of creditor entity	Country of creditor company	Type of currency or adjustment unit	Type of amortization	Effective rate	Nominal rate	1 to 2 years ThCh$	2 to 3 years ThCh$	3 to 4 years ThCh$	4 to 5 years ThCh$	Over 5 years ThCh$	Total ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Semiannual	3.78%	3.50%	13,174,001	—	—	—	—	13,174,001
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Semiannual	2.29%	2.50%	—	8,782,657	8,782,656	8,782,666	—	26,347,979
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Semiannual	3.53%	3.30%	—	—	—	—	26,347,980	26,347,980
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.080.000-k	Banco Bice	Chile	U.F.	Semiannual	2.75%	2.40%	—	—	—	—	52,695,960	52,695,960
Total										13,174,001	8,782,657	8,782,656	8,782,666	79,043,940	118,565,920

Bonds payable and promissory notes correspond to the issuance in Chile of Bonds in UF. These are presented valued at the principal value plus accrued interests at year-end.

e)	Issuance Expenses and Placement of equity and debt securities

Issuance expenses net of amortization as of December 31, 2017 and 2016 amount to ThCh$986,910 and ThCh$1,097,113, respectively. In addition, as issuance expenses all disbursements due to reports of Risk Rating Agencies, legal and financial advisories, taxes, printing house and placement commissions are included.

As of December 31, 2017 and 2016, the amortization amounts to ThCh$124,161 and ThCh$109,192, respectively.

F-95

NOTE 20. TRADE AND OTHER ACCOUNTS PAYABLES

This caption comprises the following:

	Total current
	As of December 31, 2017	As of December 31, 2016
	ThCh$	ThCh$
Trade payables	76,352,397	76,055,889
Other payables	28,170,980	25,449,738
Dividends payable	8,990,455	9,297,343
Withholdings	7,239,950	7,808,563
Total	120,753,782	118,611,533

Other payables consists mainly of debts corresponding to personnel´s pension discounts and debts due to advertising contributions.

As of December 31, 2017, suppliers with current payments by type of supplier and per payment terms are as follows:

	Amounts per payment date
Type of supplier	Up to 30 days	31-60	61-90	91-120	121-365	366 and thereafter	Total ThCh$	Average payment period (days)
Products	20,809,989	4,687,050	2,809,968	908,032	5,558,560	24,714	34,798,313	64
Services	12,983,543	2,683,104	1,471,827	209,566	885,630	—	18,233,670	45
Other	1,422,683	396,614	318,939	405,099	986,143	27,354	3,556,832	37
Total ThCh$	35,216,215	7,766,768	4,600,734	1,522,697	7,430,333	52,068	56,588,815

As of December 31, 2017, suppliers with amounts past due by type of supplier and per payment terms are as follows:

	Amount per past due days
Type of supplier	Up to 30 days	31-60	61-90	91-120	121-180	181 and thereafter	Total ThCh$
Products	3,823,975	521,078	50,247	625,877	432,589	9,516,798	14,970,564
Services	1,780,743	663,287	225,257	638,020	233,965	646,145	4,187,417
Other	386,741	28,890	10,188	3,684	48,821	127,277	605,601
Total ThCh$	5,991,459	1,213,255	285,692	1,267,581	715,375	10,290,220	19,763,582
F-96

As of December 31, 2016, suppliers with current payments by type of supplier and per payment terms are as follows:

	Amounts per payment date
Type of supplier	Up to 30 days	31-60	61-90	91-120	121-365	366 and thereafter	Total ThCh$	Average payment period (days)
Products	25,108,130	10,001,845	4,770,684	4,255,281	1,621,348	2,511	45,759,799	51
Services	12,346,170	1,745,142	800,638	59,793	246,293	—	15,198,036	40
Other	2,946,102	35,505	223,043	180,381	843	—	3,385,874	34
Total ThCh$	40,400,402	11,782,492	5,794,365	4,495,455	1,868,484	2,511	64,343,709

As of December 31, 2016, suppliers with amounts past due by type of supplier and per payment terms are as follows:

	Amount per past due days
Type of supplier	Up to 30 days	31-60	61-90	91-120	121-180	181 and thereafter	Total ThCh$
Products	2,519,777	1,404,401	432,195	14,958	178,608	585,510	5,135,449
Services	2,051,400	1,271,089	190,161	352,593	154,344	576,949	4,596,536
Other	292,026	216,525	235,489	252,447	504,335	479,373	1,980,195
Total ThCh$	4,863,203	2,892,015	857,845	619,998	837,287	1,641,832	11,712,180

NOTE 21. INCOME TAX AND DEFERRED TAXES

a)	The balances and concepts of deferred tax assets and liabilities are detailed as follows:

Description of deferred tax assets	As of December 31, 2017 ThCh$	As of December 31, 2016 ThCh$
Depreciations	201,246	9,114
Amortizations	2,833	—
Inventory	2,093,554	2,638,404
Provisions	7,467,232	8,515,173
Employe benefit obligations	572,681	558,565
Non-financial tax income	2,241,925	3,046,028
Tax losses	2,813,502	174,151
Other	959,137	243,405
Deferred tax assets	16,352,110	15,184,840
F-97

	As of December 31, 2017	As of December 31, 2016
Description of deferred tax liabilities	ThCh$	ThCh$
Depreciations	20,563,486	21,700,065
Amortizations	4,395,158	5,512,803
Provisions	—	430
Capitalized tax expenses	16,064,814	13,093,478
Employe benefit obligations	5,453	—
Property, plant and equipment revaluation	9,480,283	9,480,283
Assets and liabilities for business combinations revaluation	1,216,548	—
Other	1,647,416	601,231
Deferred tax liabilities	53,373,158	50,388,290
b)	Information on taxes regarding entries charged to net Equity

The Company has recognized entries with effect in equity, which gave rise to deferred tax detailed as follows:

	As of December 31, 2017	As of December 31, 2016
Description of deferred tax liabilities (assets), recognized	ThCh$	ThCh$
Land revaluation	9,480,283	9,480,283
Marketable securities revaluation	(31,428)	17,109
Obligations with employees	5,453	(23,736)
Deferred tax liabilities, recognized, total	9,454,308	9,473,656
c)	Changes in deferred taxes

Changes on items of “deferred taxes” of the consolidated statements of financial position for the years 2017 and 2016 are detailed as follows:

	Assets	Liabilities
Movements in deferred taxes	ThCh$	ThCh$
Balance as of January 1, 2015	13,242,753	48,793,801
Increase (decrease) in profit or loss	1,942,087	1,604,327
Increase (decrease) in equity	—	(7,719)
Balance conversion adjustments (profit or loss)	—	(2,119)
Balance as of December 31, 2016	15,184,840	50,388,290
Increase (decrease) in profit or loss	1,167,270	1,951,805
Increase (decrease) in equity	—	(19,348)
Increase (decrease) for business combination	—	1,216,548
Balance conversion adjustments (profit or loss)	—	(164,137)
Balance as of December 31, 2017	16,352,110	53,373,158
F-98

d)	Detail of income tax expense.
1.	The expense (income) for income tax, differentiated between deferred taxes and income tax, for 2017, 2016 and 2015 are as follows:

	From January 1 to December 31, 2017	From January 1 to December 31, 2016	From January 1 to December 31, 2015
Description of current and deferred tax expenses (benefit)	ThCh$	ThCh$	ThCh$
Current income tax expense
Current tax expense	11,705,092	16,783,597	13,655,331
Adjustment to prior year current tax	988,641	1,014,790	1,861,006
Other current tax expenses	241,520	81,792	133,953
Total current income tax expense, net	12,935,253	17,880,179	15,650,290
Deferred tax expense (benefit) related to the creation and reversal of temporary differences	162,848	(1,801,805)	(422,630)
Deferred tax expense (benefit) related to changes in the tax rate or new rates	621,687	1,464,045	1,290,432
Total deferred tax expense (benefit), net	784,535	(337,760)	867,802
Income tax expense (benefit)	13,719,788	17,542,419	16,518,092

2.	The composition of the expense (income) from income tax, considering the source (domestic or foreign) and the type of tax, for 2017, 2016 and 2015 are detailed as follows:
	From January 1 to December 31, 2017	From January 1 to December 31, 2016	From January 1 to December 31, 2015
Description of tax expense (benefit) by foreign and domestic party	ThCh$	ThCh$	ThCh$
Current tax expense by foreign and domestic parties, net
Total current income tax expense, net, foreign	2,176,477	5,061,256	5,056,309
Total current income tax expense, net, domestic	10,472,755	12,818,924	10,593,981
Total current tax expense, net	12,649,232	17,880,180	15,650,290

Deferred tax expense by foreign and domestic parties, net
Total deferred tax expense, net, foreign	(1,158,442)	(107,621)	1,641,250
Total deferred tax expense, net, domestic	2,228,998	(230,140)	(773,448)
Total deferred tax expense, net	1,070,556	(337,761)	867,802
Income tax expense (benefit)	13,719,788	17,542,419	16,518,092

F-99

e)	Reconciliation of income tax expense
1.	Reconciliation of values in which are indicated the amounts that give rise to variations of the income tax expense recorded in the Statement of income, beginning from the tax amount resulting after applying the taxable rate on “Income before taxes”.

	From January 1 to	From January 1 to	From January 1 to
	December 31, 2017	December 31, 2016	December 31, 2015
Reconciliation of tax expense	ThCh$	ThCh$	ThCh$
Tax expense using the legal rate	15,612,426	15,857,282	15,048,187
Tax effect of rates in other jurisdictions	1,196,029	3,206,568	3,427,905
Tax effect of non-taxable revenue	(2,305,118)	(223,562)	(1,204,968)
Tax effect of non-deductible expenses	1,309,434	321,384	106,398
Tax effect of decrease in the tax rate in Argentina and USA (%)	(2,266,914)	—	—
Tax effect of increase in the tax rate in Chile (%)	621,686	1,464,046	1,294,810
Other increases (decreases) in the legal tax charge (%)	(447,755)	(3,083,299)	(2,154,240)
Total adjustments to tax expense using the legal rate	(1,892,638)	1,685,137	1,469,905
Tax expense using the effective rate	13,719,788	17,542,419	16,518,092

In Argentina, on December 29, 2017, Law No. 27,430 is issued, which establishes that the income tax rate for capital companies and permanent establishments is reduced from 35% to 30% for the years beginning on January 1, 2018 and through December 31, 2019 and to 25% for the years thereafter beginning on January 1, 2020. Dividends distributed to the mentioned companies are also taxed with an aliquot of 7%, or 13% for the mentioned periods, respectively.

In this case, this amendment affect the calculation of deferred tax, which effect is a lower liability (less expense), amounting to ThCh$ 33,050 (ARS 970,193).

In addition, the Company’s consolidated operating results for the year ended December 31, 2017 include the effect of the recent Tax Reform (“Tax Cuts and Jobs Act”), enacted on December 22, 2017 in the United States of America. Among its several amendments introduced by such Reform it contemplates the reduction of the corporate tax federal rate from 34% to 21%. Such reduction in the federal rate of such tax, which is effective from January 1, 2019 required the company to recalculate its deferred tax assets and liabilities in its financial statements using the new rate of 21%. As a result of this calculation, deferred tax liabilities decreased (less expense) by ThCh$2,233,864 (US$3,633,776).

F-100

2.	Reconciliation of effective tax rate (%), showing changes to the current rate (25.50% as of December 31, 2017, 24.0% as of December 31, 2016 and 22.5% as of December 31,2015).

Description	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Tax expense using the legal rate (%)	25.50%	24.00%	22.50%
Tax effect of rates in other jurisdictions (%)	1.95%	4.85%	5.13%
Tax effect of non-taxable revenue (%)	(3.76%)	(6.24%)	(1.79%)
Tax effect of non-deductible expenses (%)	2.14%	0.95%	0.16%
Tax effect of decrease in the tax rate in Argentina and USA (%)	(3.70%)	0.00%	0.00%
Tax effect of increase in the tax rate in Chile (%)	1.02%	2.22%	1.94%
Other increases (decreases) in the legal tax charge (%)	(0.74%)	0.77%	(3.23%)
Total adjustments to tax expense using the legal rate (%)	(3.09%)	2.55%	2.21%
Tax expense using the effective rate (%)	22.41%	26.55%	24.71%

f)	The detail of current tax assets is as follows:

	As of December 31, 2017	As of December 31, 2016
Description	ThCh$	ThCh$
Monthly provisional tax payments and other recoverable taxes	28,325,391	17,332,163
Income tax credits	1,734,392	169,443
Total	30,059,783	17,501,606

g)	The detail of current tax liabilities is as follows:

	As of December 31, 2017	As of December 31, 2016
Description	ThCh$	ThCh$
Income tax	14,549,204	28,251,874
Provision for taxes	4,260,475	1,369,384
Other	3,887	607
Total	18,813,566	29,621,865
F-101

NOTE 22. LEASES

a)	As of December 31, 2017, financial leases for current non-derivative financial liabilities are as follows:

Short-term portion	1 to 5 years	Over 5 years	Total amount owed
ThCh$	ThCh$	ThCh$	ThCh$
37,037	378,581	81,758	497,376

b)	As of December 31, 2017, there are operating leases which mainly relate to leases of estates of long-term for agricultural land on which wine grapes plantations have been developed. These contracts contain no embedded derivatives due to the fact that do not meet the features described in Note 2.6.8 Embedded Derivatives.

The detail of minimum payments payable is as follows:

Short-term portion	1 to 5 years	Over 5 years	Total amount owed
ThCh$	ThCh$	ThCh$	ThCh$
702,620	802,916	972,477	2,478,013

c)	Operating leases used are detailed as follows:

	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
	ThCh$	ThCh$	ThCh$
Leases used	6,530,593	6,870,636	6,374,744
Total	6,530,593	6,870,636	6,374,744
F-102

NOTE 23. EMPLOYEE BENEFITS

23.1	Employee benefits and expenses

Changes in classes of expenses by employee are detailed as follows:

	From January 1	From January 1	From January 1
	to December 31, 2017	to December 31, 2016	to December 31, 2015
Employee benefits and expenses	ThCh$	ThCh$	ThCh$
Employee benefits	105,363,612	105,530,543	100,490,048
Salaries and wages	72,696,365	73,352,423	69,820,293
Social insurance	7,258,886	7,462,819	7,360,309
Profit-sharing and bonuses, current	15,410,012	16,247,241	14,732,107
Other personnel expenses	6,118,720	6,137,448	6,047,226
Termination benefits	3,879,629	2,330,612	2,530,113

23.2	Provision for current employee benefits

	As of December 31, 2017	As of December 31, 2016
Description	ThCh$	ThCh$
Employee profit participation	9,390,510	9,330,828
Vacations	4,943,744	5,240,517
Other	740,699	1,249,940
Total	15,074,953	15,821,285

23.3	Non-current provisions for employee benefitsn addition, the Company’s consolidated operating results for the year ended December
A.	General aspects:

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

Seniority bonus: The amount of this benefit is defined only once after 10 or 15 years of service of employees (depending of the contract), every 5 years of service.

F-103

B.	Openings, changes and presentation in financial statements:

Balances of provisions due to benefits to employees, non-current are as follows:

	As of December 31, 2017	As of December 31, 2016
Description	ThCh$	ThCh$
Severance indemnity payment and seniority bonus	2,829,938	2,859,643
Total	2,829,938	2,859,643

Changes in obligations for employment termination for the years ended as of December 31, 2017, 2016 and 2015 is detailed as follows:

Non-current employee benefits	ThCh$
Balance as of December 31, 2014	2,463,037
Cost of services, current period	316,953
Interest cost	99,742
Actuarial gain	(25,206)
Benefits paid	(237,019)
Balance as of December 31, 2015	2,617,507
Cost of services, current period	344,170
Interest cost	129,303
Actuarial gain	(52,739)
Benefits paid	(178,598)
Balance as of December 31, 2016	2,859,643
Cost of services, current period	412,499
Interest cost	48,246
Actuarial gain	(109,380)
Benefits paid	(381,070)
Balance as of December 31, 2017	2,829,938

Composition per type of provision	ThCh$
Provision of severance indemnity payments	2,477,899
Provision for seniority bonus	352,039
Balance as of December 31, 2017	2,829,938

The Company’s policy is to accrue a determined number of days per year with respect to severance indemnities and in case of dissociation, the employee perceives the indemnity stipulated by law in the Chilean Labor Code (30 days per year with a limit of 11 years).

F-104

The main actuarial assumptions used for the calculation of non-current employee benefit obligations is detailed as follows:

	As of December 31,	As of December 31,	As of December 31,
Actuarial assumptions	2017	2016	2015
Retirement rate	0.71%	0.70%	1.00%
Mortality rate	RV-2014	RV-2009	RV-2009
Future permanence	8.51	8.37	7.50
Discount rate	1.71%	4.29%	4.60%

The amounts recorded in the consolidated statements of income by function are as follows:

	From January 1	From January 1	From January 1
	to December 31, 2017	to December 31, 2016	to December 31, 2015
Expense recognized for employment termination benefits	ThCh$	ThCh$	ThCh$
Cost of services, current period	412,499	344,170	316,953
Interest cost	48,246	129,303	99,742
Unaccrued benefits paid	2,320,194	1,539,411	1,811,732
Total expense recognized in the Consolidated Statement of Income by Function	2,780,939	2,012,884	2,228,427

Sensitivity analysis

As of December 31, 2017, the sensitivity of the value for post-employment benefits before variations in the discount rate of 1% in the case of an increase in the rate represents a decrease of ThCh$ 142,978 (ThCh$ 215,907 as of December 31, 2016) and in case of a decrease in the rate represents an increase of ThCh$ 179,627 (ThCh$ 235,911 as of December 31, 2016).

NOTE 24. OTHER PROVISIONS

This caption is composed of the following:

	As of December 31, 2017	As of December 31, 2016
Concept	ThCh$	ThCh$
Provision for advertising expense (1)	14,716,286	17,653,462
Other provisions (2)	2,704,214	5,071,974
Total	17,420,500	22,725,436

1.	Corresponds to the estimates of amounts payable related to advertising and promotion activities. There is uncertainty on the amount of the cash disbursement related to such provisions, as they are linked to the actual information the customer should provide, intended to justify that such expenses were made.

Includes estimates of operating expenses and costs in which there is uncertainty of the amount, expecting the application most of such amount during the following period.

F-105

Movements in other provisions between January 1 and December 31, 2017, are detailed as follows:

	Provision for advertising expenses	Other provisions	Total
Movement in provisions	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2017	17,653,462	5,071,974	22,725,436
Provisions made	78,034,245	7,695,966	85,730,211
Provisions used	(80,971,421)	(10,063,726)	(91,035,147)
Closing balance as of December 31, 2017	14,716,286	2,704,214	17,420,500

Movements in other provisions between January 1 and December 31, 2016 are detailed as follows:

	Provision for advertising expenses	Other provisions	Total
Movement in provisions	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2016	21,975,491	5,993,819	27,969,310
Provisions made	91,556,851	29,507,110	121,063,961
Provisions used	(95,878,880)	(30,428,955)	(126,307,835)
Closing balance as of December 31, 2016	17,653,462	5,071,974	22,725,436
F-106

NOTE 25. EARNINGS PER SHARE

25.1	Disclosures on basic earnings (losses) per share

Basic earnings per share is calculated by dividing net income for the period attributable to Company’s shareholders by the weighted average of the number of outstanding common shares during the year.

As indicated, the basic earnings per share was:

basic earnings per share	As of December 31, 2017 ThCh$	As of December 31, 2016 ThCh$	As of December 31, 2015 ThCh$
Net income attributable to equity holders of the Parent	49,574,670	47,931,093	49,797,379

	As of December 31, 2017 Units	As of December 31, 2016 Units	As of December 31, 2015 Units
Number of ordinary shares outstanding	747,005,982	747,005,982	747,005,982

	As of December 31, 2017 Ch$	As of December 31, 2016 Ch$	As of December 31, 2015 Ch$
Basic earnings per share	66.36	64.16	66.66

25.2	Disclosures on diluted earnings per share

The company has not performed any type of operation of potential diluted effect which supposes a diluted benefit per share other than the common benefit per share.

F-107

NOTE 26. CAPITAL AND RESERVES

26.1	Subscribed and paid-in capital

As of December 31, 2017, the capital of Viña Concha y Toro S.A. amounts to ThCh$84,178,790 which is comprised by 747,005,982 shares of par value totally, subscribed and paid.

The issuance premium corresponds to the surcharge in the placement of shares generated in the capital contributions operations. In conformity with Article 26 of Law No.18.046 for corporate companies, this concept forms part of the company’s issued capital.

26.2	Shares
-	Number of shares as of December 31, 2017

	No. of subscribed shares	No. of paid shares	No. of voting right shares
Shares paid by 100%	747,005,982	747,005,982	747,005,982

-	Number of shares as of December 31, 2016

	No. of subscribed shares	No. of paid shares	No. of voting right shares
Shares paid by 100%	747,005,982	747,005,982	747,005,982

Shares of Viña Concha y Toro are, ordinary, of a single series and with no par value.

Movements in shares between January 1 and December 31, 2017 are as follows:

No. of shares subscribed as of January 1, 2017	747,005,982
Movement for the year:
Capital increase through share issuance	—
No. of shares subscribed as of December 31, 2017	747,005,982

Movements in shares between January 1 and December 31, 2016 are as follows:

No. of shares subscribed as of January 1, 2016	747,005,982
Movement for the year:
Capital increase through share issuance	—
No. of shares subscribed as of December 31, 2016	747,005,982
F-108

26.3	Capital Management

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

26.4	Other reserves
-	Conversion Reserves: This amount represents the effect (profit/loss) for conversion of subsidiaries with functional currency other than Chilean Pesos.

The detail of conversion differences, net of taxes is as follows:

	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Accumulated translation adjustments	ThCh$	ThCh$	ThCh$
Opening balance foreign subsidiary translation adjustment	5,843,924	14,105,740	4,574,308
Conversion adjustment for the period, net	(8,178,252)	(8,261,816)	9,531,432
Total	(2,334,328)	5,843,924	14,105,740
F-109

-	Cash flow hedge reserves: Represents the fair value of future cash flows on expected entries that qualify as hedges and that will affect income and are presented net of deferred taxes.

-	Reserves of profit and losses for defined benefit plans: corresponds to the variation of the actuarial values of the provision for employee´s defined benefit plans and are presented net of deferred taxes.

-	Hedge Reserves of net investment in operations abroad: This amount represents the changes in fair value of derivatives of net investment abroad until the occurrence of disposal of the investment and are presented net of deferred taxes.

-	Reserves for investments available for sale: This amount represents the change in market value of financial assets available for sale, consisting of investments in other companies and are presented net of deferred taxes.

-	Other Reserves: Corresponds mainly to the price-level restatement balance on the paid-in capital accumulated from the date of transition to IFRS as Circular No. 456 of the Commission for the Financial Market.
26.5	Dividends

On April 24, 2017, the Company’s ordinary Shareholders’ Meeting was held where, among other matters, the following agreements were adopted:

1.	To distribute with charge to 2016 net income, a final dividend No. 267 in the amount of Ch$16.8 (sixteen point eight Chilean pesos) per share, to be paid from May 23, 2017. This amount is added to the dividends paid at interim, charged to net income for 2016, related to Dividend No. 264 and No. 265 both of Ch$ 3.50 per share, paid on September 30 and December 30, 2016, respectively, and a dividend No. 266 of Ch$ 3.50 per share that was paid on March 31, 2017.

2.	Maintain as dividend policy the distribution of 40% of net income, excluding those generated by the subsidiary Fetzer Vineyards. Thus, is the Board´s intention to distribute with charges to income obtained in 2017, three interim dividends per each share with No. 268, No. 269 and No. 270 for Ch$ 3.50 each, to be paid as provisional on September 29, December 29, 2017 and March 29, 2018, respectively. A fourth dividend will be paid for the amount resulting as necessary up to complete 40% of the net income for 2017, as indicated, which will be paid in May 2018, upon becoming aware of and approving the results of operations by the Shareholders at the related Ordinary Shareholders’ Meeting. However, the dividend policy will be subject to the Company’s cash availability.

These payments of interim dividends will be subject to the Company´s cash availability. Historically, the Company has been distributing 40% of net income, which is realized through a final dividend paid in May of the following year, once both the income for the year and the abovementioned dividend are known and approved by the General Shareholders’ Meeting.

F-110

As of December 31, 2017 and 2016, the detail is the following:

No. of Dividend	Shares paid	Payment per share	Total ThCh$	Month of payment
266	747,005,982	3.50	2,614,521	mar-2017
267	747,005,982	16.80	12,549,700	may-2017
268	747,005,982	3.50	2,614,521	sep-2017
269	747,005,982	3.50	2,614,521	dec-2017

No. of Dividend	Shares paid	Payment per share	Total ThCh$	Month of payment
262	747,005,982	3.00	2,241,018	mar-2016
263	747,005,982	18.50	13,819,611	may-2016
264	747,005,982	3.50	2,614,521	sep-2016
265	747,005,982	3.50	2,614,521	dec-2016

26.6	Net profit distributable

With respect to net income for the year, in conformity with Circular No.1945 issued by the Commission of Financial Market, the Company’s Board during the meeting held on October 28, 2010, agreed that the determination of net profit distributable as dividends will consider the income for the year presented in Item ‘Profit (loss) attributable to the owners of the controlling entity’, deducting the significant variations in the net fair value of unrealized assets and liabilities.

F-111

NOTE 27. EFFECT OF MOVEMENTS IN EXCHANGE RATES

Assets and liabilities in foreign currency (unaudited)

		As of December 31, 2017	As of December 31, 2016
Current assets		ThCh$	ThCh$
Cash and cash equivalents		31,162,346	47,213,517
	CHILEAN PESO	16,053,806	27,057,935
	USD	7,704,436	13,850,922
	CAD	265,248	116,455
	EUR	1,266,185	824,404
	GBP	2,583,910	1,475,835
	SEK	397,861	314,077
	NOK	1,155,693	904,511
	BRL	1,205,972	2,039,142
	CNY	178,350	96,596
	MXN	264,857	451,143
	ZAR	86,028	82,497
Other current financial assets		10,265,207	5,492,090
	CHILEAN PESO	2,425,216	2,554,984
	USD	1,906,957	178,142
	CAD	74,000	73,637
	EUR	720,213	237,259
	UF	2,125,197	1,438,313
	GBP	2,069,965	576,446
	SEK	102,559	140,982
	NOK	62,399	54,392
	BRL	565,391	20,686
	CNY	—	51,124
	MXN	213,310	166,125
Other current non-financial assets		6,935,589	7,498,526
	CHILEAN PESO	3,752,274	3,235,644
	USD	1,893,030	2,209,454
	CAD	3,904	1,670
	EUR	15,108	5,337
	UF	970,445	1,627,323
	GBP	72,488	110,598
	SEK	16,497	52,627
	NOK	13,088	11,547
	BRL	47,687	153,711
	CNY	131,085	74,050
	MXN	15,001	12,025
	ZAR	4,982	4,540
Trade and other current accounts receivables		187,422,436	180,332,662
	CHILEAN PESO	41,977,573	41,364,584
	USD	63,583,789	55,984,957
	CAD	3,426,940	3,594,907
	EUR	19,324,660	19,989,688
	UF	111,841	59,672
	GBP	27,998,285	27,850,978
	SEK	3,522,919	3,579,146
	NOK	2,861,076	2,768,201
	BRL	14,174,980	15,454,588
	CNY	8,441	10,051
	MXN	10,430,247	9,675,890
	ZAR	1,685	—
Accounts receivable from related entities		11,379,684	12,954,739
	CHILEAN PESO	355,759	310,130
	USD	8,695,937	10,444,613
	CAD	2,327,988	2,199,996
F-112

		As of December 31, 2017	As of December 31, 2016
Current assets		ThCh$	ThCh$
Inventories		235,733,091	230,289,756
	CHILEAN PESO	149,597,163	135,066,618
	USD	66,985,019	70,144,756
	EUR	1,088,494	831,555
	GBP	7,746,875	10,415,729
	SEK	2,788,348	2,577,118
	NOK	994,328	964,751
	BRL	3,503,861	7,739,538
	MXN	3,029,003	2,549,691
Biological assets		18,949,252	19,186,291
	CHILEAN PESO	16,005,454	16,197,185
	USD	2,943,798	2,989,106
Current tax assets		30,059,783	17,501,606
	CHILEAN PESO	27,288,090	10,336,340
	USD	1,664,687	5,716,175
	CAD	681	—
	EUR	—	158,211
	UF	—	49,102
	GBP	229,616	—
	SEK	170,447	167,976
	BRL	16,851	392,025
	MXN	647,128	654,110
	ZAR	42,283	27,667

Total current assets		531,907,388	520,469,187
	CHILEAN PESO	257,455,335	236,123,420
	USD	155,377,653	161,518,125
	CAD	6,098,761	5,986,665
	EUR	22,414,660	22,046,454
	UF	3,207,483	3,174,410
	GBP	40,701,139	40,429,586
	SEK	6,998,631	6,831,926
	NOK	5,086,584	4,703,402
	BRL	19,514,742	25,799,690
	CNY	317,876	231,821
	MXN	14,599,546	13,508,984
	ZAR	134,978	114,704
F-113

		As of December 31, 2017	As of December 31, 2016
Non-current assets		ThCh$	M$
Other non-current financial assets		25,591,638	18,303,296

	USD	11,884,652	3,904,809
	CAD	826,950	977,316
	EUR	3,612,589	3,324,287
	UF	4,921,458	4,044,435
	GBP	4,345,989	5,440,651
	SEK	—	611,798

Other non-current non-financial assets		4,227,938	4,467,288
	CHILEAN PESO	1,088,304	1,201,634
	USD	102,447	1,939
	UF	3,037,187	3,263,715
Non-current accounts receivables		742,414	4,624,317
	BRL	742,414	4,624,317
Investment accounted for using equity method		21,819,709	23,433,439
	CHILEAN PESO	21,819,709	23,433,439

Intangible assets other than goodwill		43,426,623	40,647,715
	CHILEAN PESO	16,062,767	11,001,075
	USD	26,361,987	28,665,917
	CAD	18,528	18,528
	EUR	102,202	102,202
	UF	695,351	695,351
	GBP	137,435	43,439
	SEK	5,131	5,131
	NOK	12,061	12,061
	BRL	13,707	83,518
	MXN	17,454	20,493

Goodwill		31,021,819	26,769,828
	USD	31,021,819	26,769,828
F-114

		As of December 31, 2017	As of December 31, 2016
Non-current assets		ThCh$	M$
Property, plant and equipment		381,736,948	361,004,006
	CHILEAN PESO	295,303,234	271,879,396
	USD	66,727,309	69,527,630
	CAD	1,153	1,781
	EUR	3,610,748	3,611,528
	UF	15,761,829	15,761,829
	GBP	117,250	105,754
	BRL	91,125	44,402
	CNY	8,949	28,153
	MXN	114,851	41,316
	ZAR	500	2,217

Deferred tax assets		16,352,110	15,184,840
	CHILEAN PESO	11,788,938	11,414,951
	USD	3,121,230	2,364,207
	EUR	30,270	19,390
	BRL	1,046,136	976,819
	MXN	360,470	407,495
	ZAR	5,066	1,978

Total non-current assets		524,919,199	494,434,729
	CHILEAN PESO	352,503,010	318,930,495
	USD	132,779,386	131,234,330
	CAD	846,631	997,625
	EUR	7,355,809	7,057,407
	UF	24,415,825	23,765,330
	GBP	4,600,674	5,589,844
	SEK	5,131	616,929
	NOK	12,061	12,061
	BRL	1,893,382	5,729,056
	CNY	8,949	28,153
	MXN	492,775	469,304
	ZAR	5,566	4,195
Total assets		1,056,826,587	1,014,903,916
F-115

		As of December 31, 2017		As of December 31, 2016
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Current liabilities		ThCh$	ThCh$	ThCh$	ThCh$
Other current financial liabilities		64,839,997	75,612,486	43,725,585	58,273,461
	CHILEAN PESO	12,333,693	10,000,000	721,923	693,250
	USD	33,382,116	51,300,400	31,617,875	45,847,719
	CAD	28,168	—	6,893	—
	EUR	33,525	—	51,238	—
	UF	17,137,339	6,699,548	8,024,791	6,586,992
	GBP	63,652	—	910,776	—
	SEK	18,303	—	27,839	—
	NOK	3,389	—	353	—
	ARS	893,132	1,698,597	—	—
	BRL	942,108	3,849,422	930,465	5,145,500
	MXN	4,572	2,064,519	1,433,432	—
Trade and other account payable		120,753,782	—	118,611,533	—
	CHILEAN PESO	71,019,992	—	66,256,208	—
	USD	27,591,091	—	25,825,741	—
	CAD	258,820	—	98,057	—
	EUR	3,073,408	—	3,010,068	—
	UF	17,776	—	442,005	—
	GBP	7,338,446	—	10,233,635	—
	SEK	2,212,232	—	2,228,949	—
	NOK	2,711,296	—	2,707,898	—
	BRL	2,725,087	—	3,803,669	—
	CNY	35,868	—	32,995	—
	MXN	3,749,883	—	3,961,377	—
	ZAR	19,883	—	10,931
Accounts payables to related entities		7,361,779	—	5,256,371	—
	CHILEAN PESO	4,730,034	—	3,079,077	—
	USD	4,122	—	7,419	—
	CAD	401,238	—	555,374	—
	MXN	2,226,385	—	1,614,501	—
Other short-term provisions		17,420,500	—	22,725,436	—
	CHILEAN PESO	552,062	—	2,725,566	—
	USD	9,176,355	—	10,884,619	—
	CAD	923,600	—	1,468,500	—
	EUR	3,607,427	—	3,487,309	—
	UF	57,073	—	210,089	—
	GBP	2,885,090	—	3,423,372	—
	SEK	82,658	—	159,672	—
	NOK	99,178	—	6,831	—
	BRL	29,865	—	290,022	—
	CNY	5,459	—	10,551	—
	MXN	1,733	—	58,905	—
F-116

		As of December 31, 2017		As of December 31, 2016
		Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
Current liabilities		ThCh$	ThCh$	ThCh$	ThCh$
Current tax liabilities		18,813,566	—	29,621,865	—
	CHILEAN PESO	16,879,385	—	24,899,829	—
	USD	1,265,739	—	3,181,720	—
	CAD	3,148	—	18,135	—
	EUR	130,086	—	107,630	—
	UF	—	—	3,332	—
	GBP	3,591	—	426,441	—
	SEK	51,910	—	156,993	—
	NOK	62,009	—	58,559	—
	CNY	82,362	—	62,553	—
	MXN	304,437	—	686,547	—
	ZAR	30,899	—	20,126	—

Provisions for employee benefits		15,074,953	—	15,821,285	—
	CHILEAN PESO	10,279,651	—	10,271,028	—
	USD	3,116,704	—	3,966,170	—
	EUR	191,176	—	170,486	—
	GBP	646,336	—	548,097	—
	SEK	66,822	—	116,568	—
	NOK	53,990	—	58,889	—
	BRL	438,344	—	564,621	—
	CNY	149,046	—	102,908	—
	MXN	109,808	—	10,915	—
	ZAR	23,076	—	11,603	—

Other non-financial liabilities		815,077	—	834,426	—
	CHILEAN PESO	698,178	—	710,405	—
	USD	110,532	—	123,732	—
	SEK	3,664	—	83	—
	NOK	942	—	2	—
	MXN	877	—	—	—
	BRL	—	—	204	—
	CNY	884	—	—	—

Total current liabilities		245,079,654	75,612,486	236,596,501	58,273,461
	CHILEAN PESO	116,492,995	10,000,000	108,664,036	693,250
	USD	74,646,659	51,300,400	75,607,276	45,847,719
	CAD	1,614,974	—	2,146,959	—
	EUR	7,035,622	—	6,826,731	—
	UF	17,212,188	6,699,548	8,680,217	6,586,992
	GBP	10,937,115	—	15,542,321	—
	SEK	2,435,589	—	2,690,104	—
	NOK	2,930,804	—	2,832,532	—
	ARS	893,132	1,698,597	—	—
	BRL	4,135,404	3,849,422	5,588,981	5,145,500
	CNY	273,619	—	209,007	—
	MXN	6,397,695	2,064,519	7,765,677	—
	ZAR	73,858	—	42,660	—
F-117

		As of December 31, 2017			As of December 31, 2016
		1 to 3 years	3 to 5 years	Over 5 years	1 to 3 years	3 to 5 years	Over 5 years
Non-current liabilities		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial liabilities		44,675,825	1,397,541	81,736,759	52,382,774	17,565,322	79,043,940
	CHILEAN PESO	613,486	—	163,805	693,250	—	—
	USD	24,197,088	311,287	47,923	28,577,169	—	—
	EUR	—	28,157	—	346	—	—
	UF	19,316,437	714,023	81,525,031	21,956,658	17,565,322	79,043,940
	GBP	13,486	173,973	—	—	—	—
	ARS	535,328	170,101	—	1,043,458	—	—
	BRL	—	—	—	46,277	—	—
	MXN	—	—	—	65,616	—	—

Accounts payables to related entities		292,555	—	—	319,601	—	—
	UF	292,555	—	—	319,601	—	—

Deferred tax liabilities		—	2,863,964	50,509,194	—	584,121	49,804,169
	CHILEAN PESO	—	2,863,964	50,509,194	—	584,121	49,804,169

Non-current provision for employee benefits		—	2,829,938	—	—	2,859,643	—
	CHILEAN PESO	—	2,829,938	—	—	2,859,643	—

Other non-financial liabilities		595,435	—	—	702,434	—	—
	CHILEAN PESO	8,736	—	—	—	—	—
	USD	585,945	—	—	702,434	—	—
	CAD	754	—	—	—	—	—

Total non-current liabilities		45,563,815	7,091,443	132,245,953	53,404,809	21,009,086	128,848,109
	CHILEAN PESO	622,222	5,693,902	50,672,999	693,250	3,443,764	49,804,169
	USD	24,783,033	311,287	47,923	29,279,603	—	—
	CAD	754	—	—	—	—	—
	EUR	—	28,157	—	346	—	—
	UF	19,608,992	714,023	81,525,031	22,276,259	17,565,322	79,043,940
	GBP	13,486	173,973	—	—	—	—
	ARS	535,328	170,101	—	1,043,458	—	—
	BRL	—	—	—	46,277	—	—
	MXN	—	—	—	65,616	—	—

Total liabilites		366,255,955	7,091,443	132,245,953	348,274,771	21,009,086	128,848,109
F-118

NOTE 28. OPERATING SEGMENTS

a)	Information per segments as of December 31, 2017:

a) General information on profit or loss, assets and liabilities	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Revenue from external customers	585,509,205	58,275,482	—	643,784,687
Depreciation included in cost of sales and administrative expenses	23,242,536	3,331	—	23,245,867
Amortization	428,176	—	680,586	1,108,762
Income before taxes	60,832,794	2,877,414	—	63,710,208
Segment assets	1,010,492,430	14,527,037	31,807,120	1,056,826,587
Segment liabilities	113,722,914	6,932,902	384,937,535	505,593,351

b) Revenue from external customers by geographic area	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Chile	71,299,727	58,275,482	—	129,575,209
Europe	207,883,899	—	—	207,883,899
United States of America	106,860,196	—	—	106,860,196
South America	61,474,306	—	—	61,474,306
Asia	76,719,288	—	—	76,719,288
Canada	20,196,964	—	—	20,196,964
Central America	36,811,064	—	—	36,811,064
Other	1,795,743	—	—	1,795,743
Africa	2,468,018	—	—	2,468,018
Total revenue	585,509,205	58,275,482	—	643,784,687

c) Non-current assets by geographic area	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Chile	401,861,667	5,538,174	—	407,399,841
Argentina	25,378,661	—	—	25,378,661
England	211,246	—	—	211,246
Brazil	2,297,040	—	—	2,297,040
Asia	8,949	—	—	8,949
China	114,075	—	—	114,075
United States of America	88,439,566	—	—	88,439,566
Mexico	492,775	—	—	492,775
Canada	600,207	—	—	600,207
Africa	5,566	—	—	5,566
France	(28,727)	—	—	(28,727)
Total non current assets	519,381,025	5,538,174	—	524,919,199
d) Interests, taxes and non-current assets	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Interest and other finance income	570,531	—	—	570,531
Interest expenses and other finance expense	—	—	9,985,677	9,985,677
Income taxes	—	—	13,719,788	13,719,788
Ammounts of additions of non-current assets	50,798,473	11,668	—	50,810,141
F-119

Equity-acounted investees	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Investment in associates	21,819,709	—	—	21,819,709
Equity in earnings of associates	3,066,948	187,653	—	3,254,601
e ) Additions of non-current assets by geographic location	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Chile	45,546,406	11,668	—	45,558,074
Argentina	4,746	—	—	4,746
England	57,104	—	—	57,104
Brazil	85,100	—	—	85,100
Mexico	98,620	—	—	98,620
Asia	11,625	—	—	11,625
United States of America	4,994,872	—	—	4,994,872
Total	50,798,473	11,668	—	50,810,141
Cash flows by segment as of December 31, 2017	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Cash flows from (used in) operating activities	18,177,523	1,819,751	—	19,997,274
Cash flows from (used in) investing activities	(46,752,756)	(4,680,419)	—	(51,433,175)
Cash flows from (used in) financing activities	14,826,780	1,484,309	—	16,311,089
Total	(13,748,453)	(1,376,359)	—	(15,124,812)
b)	Information per segments as of December 31, 2016:

a) General information on profit or loss, assets and liabilities	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Revenue from external customers	600,004,065	58,443,556	—	658,447,621
Depreciation included in cost of sales and administrative expenses	21,392,619	3,928	—	21,396,547
Amortization	439,454	—	680,201	1,119,655
Income before taxes	65,203,456	868,551	—	66,072,007
Segment assets	982,795,950	11,007,244	22,035,392	1,015,838,586
Segment liabilities	117,287,107	7,879,284	372,965,575	498,131,966

b) Revenue from external customers by geographic area	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Chile	67,370,830	58,443,556	—	125,814,386
Europe	218,816,434	—	—	218,816,434
United States of America	114,279,268	—	—	114,279,268
South America	63,599,230	—	—	63,599,230
Asia	71,482,860	—	—	71,482,860
Canada	20,410,867	—	—	20,410,867
Central America	39,404,254	—	—	39,404,254
Other	1,616,276	—	—	1,616,276
Africa	3,024,046	—	—	3,024,046
Total revenue	600,004,065	58,443,556	—	658,447,621
F-120

c) Non-current assets by geographic area	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Chile	364,430,873	11,520	—	364,442,393
Argentina	27,248,552	—	—	27,248,552
England	105,754	—	—	105,754
Brazil	6,176,484	—	—	6,176,484
Asia	170,720	—	—	170,720
United States of America	96,226,236	—	—	96,226,236
Mexico	469,304	—	—	469,304
Canada	504,049	—	—	504,049
Africa	4,194	—	—	4,194
France	21,713	—	—	21,713
Total non current assets	495,357,879	11,520	—	495,369,399
d) Interests, taxes and non-current assets	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Interest and other finance income	970,651	—	—	970,651
Interest expenses and other finance expense	—	—	10,305,449	10,305,449
Income taxes	—	—	17,542,419	17,542,419
Ammounts of additions of non-current assets	47,285,292	3,855	—	47,289,147
Equity-acounted investees	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Investment in associates	20,670,689	2,762,750	—	23,433,439
Equity in earnings of associates	4,319,139	191,933	—	4,511,072
e ) Additions of non-current assets by geographic location	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Chile	37,996,346	3,855	—	38,000,201
Argentina	4,796,942	—	—	4,796,942
England	36,886	—	—	36,886
Brazil	41,110	—	—	41,110
Asia	38,939	—	—	38,939
United States of America	4,375,069	—	—	4,375,069
Total	47,285,292	3,855	—	47,289,147
F-121

Cash flows by segment as of December 31, 2016	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Cash flows from (used in) operating activities	39,571,364	4,296,295	—	43,867,659
Cash flows from (used in) investing activities	(27,150,609)	(3,086,448)	—	(30,237,057)
Cash flows from (used in) financing activities	5,278,772	514,180	—	5,792,952
Total	17,699,527	1,724,027	—	19,423,554

c)	Information per segments as of December 31, 2015:

a) General information on profit or loss, assets and liabilities	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Revenue from external customers	580,859,865	55,031,972	302,237	636,194,074
Depreciation included in cost of sales and administrative expenses	21,307,390	4,567	—	21,311,957
Amortization	279,615	—	818,436	1,098,051
Income before taxes	56,906,677	9,647,816	325,987	66,880,480
Segment assets	940,499,904	11,494,631	30,692,937	982,687,472
Segment liabilities	102,207,224	9,883,743	416,260,957	528,351,924

b) Revenue from external customers by geographic area	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Chile	64,046,947	55,031,972	302,237	119,381,156
Europe	225,660,657	—	—	225,660,657
United States of America	109,149,123	—	—	109,149,123
South Africa	59,989,511	—	—	59,989,511
Asia	61,648,664	—	—	61,648,664
Canada	17,980,594	—	—	17,980,594
Central America	37,326,756	—	—	37,326,756
Other	2,032,177	—	—	2,032,177
Africa	3,025,436	—	—	3,025,436
Total revenue	580,859,865	55,031,972	302,237	636,194,074
F-122

c) Non-current assets by geographic area	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Chile	332,110,576	50,921	—	332,161,497
Argentina	26,897,481	—	—	26,897,481
England	571,221	—	—	571,221
Sweden	28,960	—	—	28,960
Norway	5,054	—	—	5,054
Brazil	5,300,928	—	—	5,300,928
Asia	222,822	—	—	222,822
United States of America	106,788,875	—	—	106,788,875
Mexico	203,486	—	—	203,486
Canada	433,941	—	—	433,941
Africa	13,224	—	—	13,224
France	2,118	—	—	2,118
Total non current assets	472,578,686	50,921	—	472,629,607
d) Interests, taxes and non-current assets	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Interest and other finance income	621,644	—	—	621,644
Interest expenses and other finance expense	—	—	10,034,845	10,034,845
Income taxes	—	—	16,518,092	16,518,092
Ammounts of additions of non-current assets	22,336,244	8,692	—	22,344,936

Equity-acounted investees	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Investment in associates	21,041,180	2,561,064	—	23,602,244
Equity in earnings of associates	5,228,569	96,153	—	5,324,722

e ) Additions of non-current assets by geographic location	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Chile	18,061,775	8,692	—	18,070,467
Argentina	2,032,506	—	—	2,032,506
USA	105,348	—	—	105,348
Brazil	7,676	—	—	7,676
México	635	—	—	635
Asia	14,190	—	—	14,190
United States of America	2,114,114	—	—	2,114,114
Total	22,336,244	8,692	—	22,344,936

Cash flows by segment as of December 31, 2015	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Cash flows from (used in) operating activities	56,996,045	5,406,196	24,971	62,427,212
Cash flows from (used in) investing activities	(18,794,364)	(1,782,686)	(8,234)	(20,585,284)
Cash flows from (used in) financing activities	(38,453,193)	(3,647,366)	(16,849)	(42,117,408)
Total	(251,512)	(23,856)	(112)	(275,480)
F-123

The Company has no customers representing 10% or more from the total of consolidated income during 2017, 2016 and 2015. The five most significant customers with respect to total sales represented 17.0%, 17.2% and 17.7% during the year ended as of December 2017, 2016 and 2015, respectively.

NOTE 29. REVENUE

The classes of revenue for the year then ended as of December 31, 2017, 2016 and 2015 are included below:

	From January 1	From January 1	From January 1
Classes of revenue	to December 31, 2017	to December 31, 2016	to December 31, 2015
	ThCh$	ThCh$	ThCh$
Sale of goods	640,419,045	655,311,727	632,371,393
Rendering of services	3,365,642	3,135,894	3,822,681
Total	643,784,687	658,447,621	636,194,074
F-124

NOTE 30. COSTS AND EXPENSES BY NATURE

Costs and expenses by nature for the year then ended as of December 31, 2017:

Nature of cost and operating expenses	Cost of sales ThCh$	Distribution costs ThCh$	Administrative expenses ThCh$	Other expenses by function ThCh$	Total ThCh$
Direct cost	382,485,664	—	—	—	382,485,664
Depreciation and amortization	4,567,176	1,182,185	937,885	—	6,687,246
Personnel expenses	23,567,600	32,645,310	19,846,352	—	76,059,262
Other expenses	1,458,777	109,449,460	10,326,170	3,037,270	124,271,677
Total	412,079,217	143,276,955	31,110,407	3,037,270	589,503,849

Depreciation and amortization disclosed above correspond to that recorded as part of Cost of Sales (indirect costs), Distribution Cost and Selling and Administrative expenses. Total depreciation amounted to ThCh$23,245,867 (refer to note 28), the difference corresponding to ThCh$16,558,621 is included within direct cost.

The distribution of costs and expenses by nature for the year then ended as of December 31, 2016 is detailed as follows.

Nature of cost and operating expenses	Cost of sales ThCh$	Distribution costs ThCh$	Administrative expenses ThCh$	Other expenses by function ThCh$	Total ThCh$
Direct cost	385,682,789	—	—	—	385,682,789
Depreciation and amortization	5,005,862	1,370,580	1,020,423	—	7,396,865
Personnel expenses	20,201,501	34,656,241	19,769,974	—	74,627,716
Other expenses	1,491,719	114,886,255	10,771,771	2,067,273	129,217,018
Total	412,381,871	150,913,076	31,562,168	2,067,273	596,924,388

The distribution of costs and expenses by nature for the year then ended as of December 31, 2015 is detailed as follows.

Nature of cost and operating expenses	Cost of sales ThCh$	Distribution costs ThCh$	Administrative expenses ThCh$	Other expenses by function ThCh$	Total ThCh$
Direct cost	365,309,652	—	—	—	365,309,652
Depreciation and amortization	5,331,218	1,335,181	1,099,652	—	7,766,051
Personnel expenses	19,960,871	32,183,903	23,652,010	—	75,796,784
Other expenses	903,406	107,098,022	7,084,530	2,897,513	117,983,471
Total	391,505,147	140,617,106	31,836,192	2,897,513	566,855,958

Depreciation and amortization disclosed above correspond to that recorded as part of Cost of Sales (indirect cost), Distribution Cost and Selling and Administrative Expenses. Total depreciation amounted to ThCh$21,396,547 (refer to note 28), the difference corresponding to ThCh$15,119,337 is included within direct cost.

F-125

NOTE 31. OTHER INCOME

Other income by function is detailed as follows:

	From January 1	From January 1	From January 1
	to December 31, 2017	to December 31, 2016	to December 31, 2015
Nature of other income	ThCh$	ThCh$	ThCh$
Sale of property, plant and equipment	2,376,128	5,816,356	838,114
Severance payments	1,942,466	2,206,908	377,054
Sale of wood, cartons and other products	263,240	228,236	86,929
Office rental	119,278	89,964	54,680
Income tax refund	87,556	45,506	233,476
Charge regularization	227,424	92,009	64,318
Gain obtained for business combination (*)	2,485,008	—	—
Other	130,310	182,924	29,222
Total	7,631,410	8,661,903	1,683,792

(*) See note 12 Goodwill.

F-126

NOTE 32. FINANCIAL RESULTS

For the year them ended as of December 31, 2017, 2016 and 2015, financial income and finance costs are composed of the following.

	From January 1	From January 1	From January 1
	to December 31, 2017	to December 31, 2016	to December 31, 2015
Financial result	ThCh$	ThCh$	ThCh$
Finance expense	(9,985,677)	(10,305,449)	(10,034,845)
Finance income	570,531	970,651	621,644
Expense form inflation adjustment unit	(628,448)	(39,279)	(849,417)
Foreign currency translation difference	8,586,953	749,876	796,468
Total	(1,456,641)	(8,624,201)	(9,466,150)

	From January 1	From January 1	From January 1
	to December 31, 2017	to December 31, 2016	to December 31, 2015
Finance expense	ThCh$	ThCh$	ThCh$
Bank borrowings	(4,699,500)	(6,151,132)	(4,541,333)
Bonds payable and promissory notes	(3,808,671)	(3,061,014)	(2,878,424)
Other finance costs	(1,477,506)	(1,093,303)	(2,615,088)
Total	(9,985,677)	(10,305,449)	(10,034,845)

	From January 1	From January 1	From January 1
	to December 31, 2017	to December 31, 2016	to December 31, 2015
Finance income	ThCh$	ThCh$	ThCh$
Investment income	377,695	186,571	334,273
Other finance income	192,836	784,080	287,371
Total	570,531	970,651	621,644

	From January 1	From January 1	From January 1
	to December 31, 2017	to December 31, 2016	to December 31, 2015
Income (expense) by adjustment units	ThCh$	ThCh$	ThCh$
Bonds payable and promissory notes	(2,105,288)	(2,537,694)	(3,496,470)
Bank borrowings	(7,187)	(395,225)	(307,958)
Other	1,484,027	2,893,640	2,955,011
Total	(628,448)	(39,279)	(849,417)
F-127

	From January 1	From January 1	From January 1
	to December 31, 2017	to December 31, 2016	to December 31, 2015
Foreign currency translation difference	ThCh$	ThCh$	ThCh$
Exchange difference in trade receivables	(2,985,022)	(2,783,564)	3,842,016
Exchange differences in related party balances	3,333,868	(3,243,740)	9,300,681
Exchange difference in advertising contributions	194,235	2,183,765	(2,178,089)
Exchange difference in derivatives	8,063,800	2,866,010	(8,554,222)
Exchange difference in bank borrowings	474,125	1,071,611	(418,506)
Other foreign currency translation differences	(494,053)	655,794	(1,195,412)
Total	8,586,953	749,876	796,468

NOTE 33. ENVIRONMENT

33.1	Disclosures on disbursements related to the environment

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

As of December 31, 2017, the net balance of assets destined to improve the environment amounted to ThCh$2,738,471, which is represented in items as constructions and works of infrastructure and machinery and equipment. In addition, as of December 31, 2016, such balance amounted to ThCh$2,966,541, which was represented in items as construction and infrastructure works and machinery and equipment

33.3	Disbursements of the period related to the environment performed as of December 31, 2017.

Identification of the Parent and Subsidiary	Name of project to which the project is associated	Detail of concept for which the expenditure was or will be made	Indication of whether the expenditure is part of the cost of an asset or was reflected as expense	Description of the asset or expense item	Amount of expenditure ThCh$	Actual or estimated date in which the expenditure will be made
Viña Concha y Toro	Water treatment	Maintenance and supply of water treatment plants	Reflected as expense	Expenses in oenological warehouses and water treatment	1,459,828	No estimation
Total expenditures for the period related to the environment					1,459,828
F-128

NOTE 34. COLLATERALS COMMITTED WITH THIRD PARTIES

34.1	Direct collaterals as of December 31, 2017 and 2016.

	Debtor			Balances pending payment at the reporting date
				As of December 31, 2017	As of December 31, 2016
Creditor of the guarantee	Name	Relationship	Type of guarantee	ThCh$	ThCh$	1 year	2 years	Over 3 years
Instituto de Desarrollo Agropecuario	Viña Concha y Toro S.A.	Third party	Per contract	1,193	1,193	1,193	—	—
Instituto de Desarrollo Agropecuario	Viña Concha y Toro S.A.	Third party	Per contract	2,006	2,006	2,006	—	—
Ministerio de Obras Públicas	Viña Concha y Toro S.A.	Third party	Per contract	1,225	—	1,225	—	—
Comisión Nacional de Investigación Científica y Tecnológica	Viña Concha y Toro S.A.	Third party	Per contract	20,850	—	20,850	—	—
Comite Innova Chile	Viña Concha y Toro S.A.	Third party	Per contract	11,132	1,472,834	—	—	11,132
Comite Innova Chile	Viña Concha y Toro S.A.	Third party	Per contract	371,080	—	—	—	371,080
Comite Innova Chile	Viña Concha y Toro S.A.	Third party	Per contract	12,000	—	—	12,000	—
Comite Innova Chile	Viña Concha y Toro S.A.	Third party	Per contract	280,000	—	—	—	280,000

34.2	Indirect collaterals as of December 31, 2017 and 2016.

	Debtor			Balances pending payment at the reporting date
				As of December 31, 2017	As of December 31, 2016
Creditor of the guarantee	Name	Relationship	Type of guarantee	ThCh$	ThCh$	1 year	2 years	Over 3 years
BBVA Frances	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	1,352,450	903,785	1,352,450	—	—
BBVA Frances	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	706,963	—	—	—	—
Liberty Mutual	Fetzer Vineyars	Subsidiary	Co-debtor	178,585	—	—	178,585	—
BANAMEX	VCT México	Subsidiary	Co-debtor	1,967,200	—	1,967,200	—	—
Credicorp	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	992,821	—	—	992,821	—
BBVA Frances	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	749,995	—	—	749,995	—
Credicoorp	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	829,913	—	—	829,913	—
Alfa Laval SpA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	121,682	—	—	—	121,682
Robino y Galandrino	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	106,982	—	—	106,982	—
Banco de La Nacion	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	1,235,648	—	—	1,235,648	—

NOTE 35. CONTINGENCIES, RESTRICTIONS AND LAWSUITS

1)	Wine Contract: The Company has entered into long term agreements for acquisitions of grapes and wine, with different maturities and the last of these contracts has its maturity in 2029. The estimated amount of these contracts is approximately of ThCh$22,803,783.

Restrictions and Limits for issuance of Public Offer Bonuses.

F-129

The restrictions or limits to which the Company is subject to the covenants associated with the issuance of public offering bonds in Series F, J, K and N, detailed as follows:

1)	Series F bonds, issued with charge to the line of bonds registered under number 574 in the Security Registry on March 23, 2009 and placed in 2012.

The restrictions or limits to which the Company is subject to are as follows:

a)	Maintaining an Indebtedness Ratio not greater than 1.4 times. For such purposes, Indebtedness Ratio shall be understood as the ratio calculated between Total Liabilities and Equity. Total Liabilities shall be understood as the sum of accounts in the Issuer’s Classified Statement of Financial Position referred to as Total Current Liabilities and Total Non-Current Liabilities, which are included in the Issuer’s Consolidated Financial Statements. Additionally, this will consider all the debts or obligations of third parties of any nature which are not included in these liabilities reflected in such items and external for the Issuer or its Subsidiaries as the case may be, which are secured with collateral and/or personal guarantees of any type granted by the Issuer or any of its subsidiaries, but not limited to, co-debtor, securities, several guarantees, pledges and mortgages, all of which without recognizing twice those debts or obligations, including performance bonds. The Issuer should send to the Representative, provided such individual requires it, the background allowing the verification of the ratio referred to in this number. Equity shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2017, the Company’s Indebtedness Ratio was 0.92 times;

b)	Maintaining at all times during the term of this issuance of Bonds Minimum Equity of UF 5,000,000 (ThCh$ 133,990,700). Equity shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2017, the Company’s Equity amounted to UF 20,569,832 (ThCh$ 551,233,236);

c)	Maintaining at all times Minimum Finance Cost Coverage Ratio of 2.5 times. The Finance Cost Coverage Ratio should be calculated on the twelve-month period prior to the date of issuance of the Consolidated Financial Statements. For such purposes, Finance Cost Coverage Ratio shall be understood as the ration between the Gross profit (loss) less distribution costs, administrative expenses and plus depreciation expense and amortization expense, and finance costs. Depreciation expense shall be understood as the Depreciation item included in cost of sales and administrative expenses in the Note on Operating Segments in the Issuer’s Consolidated Financial Statements. Amortization expense shall be understood as the item amortization expense presented in the Note on Intangible assets in the Issuer’s Consolidated Financial Statements. Finance costs shall be understood as the item presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Gross profit (loss) relates to the account gross profit presented in the Statement of Income in the Issuer’s Consolidated Financial Statements. Distribution costs correspond to the account distribution costs presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Administrative expenses relates to the account administrative expenses presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. As of December 31 2017, the Company’s Finance Cost Coverage Ratio amounted to 8.18 times;
F-130

d)	Send to the representative of the bondholders, together with the copies of its quarterly and annual Consolidated Financial Statements, a letter signed by its legal representative, leaving evidence of compliance of the financial ratios defined in letters a), b) and c) above.

e)	Send to the representative of the bondholders a copy of its quarterly and annual Consolidated Financial Statements during the same term in which they should be delivered to the Chilean Superintendence of Securities and Insurance (SVS), the financial statement of its Subsidiaries that are regulated by the standards applicable to openly-held shareholders’ corporations and all other public information that the Issuer provides to the SVS. In addition, the Company should send a copy of the risk rating reports, no later than within five days after receiving them from the private risk raters;

f)	Recording in its accounting records the provisions arising from adverse contingencies which, in the Issuer’s judgment, must be reflected in its o its subsidiaries’ Consolidated Financial Statements. The Issuer will ensure that its Subsidiaries comply with the provisions of this letter;

g)	The Issuer commits to ensure that the operations that it conducts with its Subsidiaries or other related parties are conducted under conditions similar to those customarily prevailing in the market. With respect to the concept “related parties,” this shall be defined as provided in Article 100 of Law 18.045;

h)	The Issuer should establish and maintain adequate accounting systems based on International Financial Reporting Standards (IFRS) and the instructions issued by the Chilean SVS. The Issuer shall ensure that its domestic Subsidiaries comply with the provisions in this letter. However, with respect to foreign Subsidiaries, these should be in accordance with the accounting standards generally accepted in their respective countries and, for consolidation purposes, the applicable adjustments should be made to be in accordance with International Financial Reporting Standards (IFRS) and the instructions issued by the Chilean SVS. In addition, the Issuer should engage and maintain a reputable domestic or international an independent external audit firm for the examination and analysis of its Consolidated Financial Statements, with respect of which such firm should issue an opinion at December the thirty first of each year;

i)	The Issuer must comply with the laws, regulations and other legal provisions applicable to it, having also to comply with, with no limitation whatsoever, the payment on the time using the method required of all the taxes, duties, excises and charges affecting the Issuer or its movable or immovable assets, except for those disputed in good faith and in accordance with the applicable legal and/or administrative proceedings and, provided that, in such case, adequate reserves are maintained to cover such contingency, in conformity with International Financial Reporting Standards (IFRS) an the instructions issued by the Chilean SVS.

j)	Maintaining during the term of this issuance, Restricted Assets free of Liens, which are equivalent, at least, to 1.5 times the total amount of total placements of bonds effective as placed with a charge to the line of bonds agreed in accordance with the bond issuance agreement. Such obligation shall be required solely at the closing dates of the Consolidated Financial Statements (as such concept is defined in the first clause of the Bond Issuance Agreement). For such purposes, Restricted Liens shall be understood as any type of liens, collateral, encumbrances, restrictions or any type of privileges on or relative to the Issuer’s present or future assets. The assets and debts are measured at carrying amount not considering those liens established by any authority in respect to taxes that are not yet owed by the Issuer and which are being duly disputed by the Issuer, liens constituted during the ordinary course of the Issuer’s business activities, which are being duly disputed by the Issuer, preferences established by the Law, liens constituted by virtue of the bond issuance agreement and all those liens to which the Issuer has not provided its consent and which are being disputed by it. The Issuer should send to the Representative of the Bondholders, provided such individual requires it, the background allowing the verification of the ratio referred to in this section. As of December Restricted Assets free of liens on the total amount of placements as placed with a charge to the line of bonds amounted to 78.9 times; and

k)	Maintaining insurance policies fairly supporting its assets, in accordance with the usual practices for the industries of the nature of the Issuer’s industry. The Issuer shall ensure that its Subsidiaries also comply with that established in this letter.
F-131

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
F-132

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

j)	If in the future the Issuer or any of its Subsidiaries grant actual collateral to new bond issuance or to any financial credit, cash credit operation or other credits, except those in the following cases: one) collateral existent at the issuance contract date; two) collateral created to finance, refinance or amortize the purchase price or costs including construction costs, assets acquired after the issuance contract; three) collateral granted by the Issuer in favor of its Subsidiaries or vice versa; four) collateral granted by a company which subsequently merged with the Issuer; five) collateral over assets acquired by the Issuer after the issuance contract, which are constituted before its purchase; and, six) extension or renewal of any collateral herein mentioned in one) to five), inclusive. However, the Issuer or any of its Subsidiaries may always grant actual collateral to new bonuses issuance or to any financial credit, cash credit operation or other current credits, if in advance and simultaneously, they constitute collateral at least proportionally equivalents in favor of Bonuses Holders. In this case, the proportional amount of collateral will be assessed, every opportunity, by the Representative of Bondholders, who, if considered sufficient, will grant collateral’ constituent instruments in favor of the Bondholders.
2)	Series J and K bonds, issued with charge to the line of bonds registered under number 575 in the Security Registry on March 23, 2009 and placed in 2014.

The restrictions or limits to which the Company is subject to are as follows:

a)	Maintaining an Indebtedness Ration not greater than 1.4 times. For such purposes, Indebtedness Ratio shall be understood as the ratio calculated between Total Liabilities and Equity. Total Liabilities shall be understood as the sum of accounts in the Issuer’s Classified Statement of Financial Position referred to as Total Current Liabilities and Total Non-Current Liabilities, which are included in the Issuer’s Consolidated Financial Statements. Additionally, this will consider all the debts or obligations of third parties of any nature which are not included in the liabilities reflected in such items and external for the Issuer or its Subsidiaries as the case may be, which are secured with collateral and/or personal guarantees of any type granted by the Issuer or any of its subsidiaries, but not limited to, co-debtor, securities, several guarantees, pledges and mortgages, all of which without recognizing twice those debts or obligations, including performance bonds. The Issuer should send to the Representative, provided such individual requires it, the background allowing the verification of the ratio referred to in this number. Equity shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2017, the Company’s Indebtedness Ratio was 0.92 times;
F-133

b)	Maintaining at all times during the term of this issuance of Bonds Minimum Equity of UF 5,000,000 (ThCh$ 133,990,700). Equity shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2017, the Company’s Equity amounted to UF 20,569,832 (ThCh$ 551,233,236);

c)	Maintaining at all times Minimum Financial Cost Coverage Ratio of 2.5 times. The Finance Cost Coverage Ratio should be calculated on the twelve-month period prior to the date of issuance of the Consolidated Financial Statements. For such purposes, Finance Cost Coverage Ration shall be understood as the ration between the Gross profit (loss) less distribution costs, administrative expenses and plus depreciation expense and amortization expense, and finance costs. Depreciation expense shall be understood as the Depreciation item included in cost of sales and administrative expenses in the Note on Operating Segments in the Issuer’s Consolidated Financial Statements. Amortization expense shall be understood as the item amortization expense presented in the Note on Intangible assets in the Issuer’s Consolidated Financial Statements. Finance costs shall be understood as the item presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Gross profit (loss) relates to the account gross profit presented in the Statement of Income in the Issuer’s Consolidated Financial Statements. Distribution costs correspond to the account distribution costs presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Administrative expenses relates to the account administrative expenses presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. As of December 31 2017, the Company’s Finance Cost Coverage Ratio amounted to 8.18 times;
d)	Sending to the Representative of the Bondholders, together with the copies of its quarterly and annual Consolidated Financial Statements, a letter signed by its legal representative, leaving evidence of compliance of the financial ratios defined in letters a), b) and c) above.

e)	Sending to the Representative of the Bondholders a copy of its quarterly and annual Consolidated Financial Statements during the same term in which they should be delivered to the Chilean Superintendence of Securities and Insurance (SVS), the financial statement of its Subsidiaries that are regulated by the standards applicable to openly-held shareholders’ corporations and all other public information that the Issuer provides to the SVS. In addition, the Company should send a copy of the risk rating reports, no later than within five days after receiving them from the private risk raters;

f)	Recording in its accounting records the provisions arising from adverse contingencies which, in the Issuer’s judgment, must be reflected in its o its subsidiaries’ Consolidated Financial Statements. The Issuer will ensure that its Subsidiaries comply with the provisions of this section;

g)	The Issuer commits to ensure that the operations that it conducts with its Subsidiaries or other related parties are conducted under conditions similar to those customarily prevailing in the market. With respect to the concept “related parties,” this shall be defined as provided in Article 100 of Law 18.045;

h)	The Issuer should establish and maintain adequate accounting systems based on International Financial Reporting Standards (IFRS) and the instructions issued by the Chilean SVS. The Issuer shall ensure that its domestic Subsidiaries comply with the provisions in this letter. However, with respect to foreign Subsidiaries, these should be in accordance with the accounting standards generally accepted in their respective countries and, for consolidation purposes, the applicable adjustments should be made to be in accordance with International Financial Reporting Standards (IFRS) and the instructions issued by the Chilean SVS. In addition, the Issuer should engage and maintain a reputable domestic or international an independent external audit firm for the examination and analysis of its Consolidated Financial Statements, with respect of which such firm should issue an opinion at December the thirty first of each year;
F-134

i)	The Issuer must comply with the laws, regulations and other legal provisions applicable to it, having also to comply with, with no limitation whatsoever, the payment on the time using the method required of all the taxes, duties, excises and charges affecting the Issuer or its movable or immovable assets, except for those disputed in good faith and in accordance with the applicable legal and/or administrative proceedings and, provided that, in such case, adequate reserves are maintained to cover such contingency, in conformity with International Financial Reporting Standards (IFRS) an the instructions issued by the Chilean SVS.
j)	Maintaining during the term of this issuance, Restricted assets free of Liens, which are equivalent, at least, to 1.5 times the total amount of total placements of bonds effective as placed with a charge to the line of bonds agreed in accordance with the bond issuance agreement. Such obligation shall be required solely at the closing dates of the Consolidated Financial Statements (as such concept is defined in the first clause of the Bond Issuance Agreement). For such purposes, Restricted Liens shall be understood as any type of liens, collateral, encumbrances, restrictions or any type of privileges on or relative to the Issuer’s present or future assets. The assets and debts are measured at carrying amount not considering those lines established by any authority in respect to taxes that are not yet owed by the Issuer and which are being duly disputed by the Issuer, liens constituted during the ordinary course of the Issuer’s business activities, which are being duly disputed by the Issuer, preferences established by the Law, liens constituted by virtue of the bond issuance agreement and all those liens to which the Issuer has not provided its consent and which are being disputed by it. The Issuer should send to the Representative of the Bondholders, provided such individual requires it, the background allowing the verification of the ratio referred to in this section. As of December 31, 2017, Restricted Assets free of liens on the total amount of placements as placed with a charge to the line of bonds amounted to 19.7 times; and

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
F-135

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
F-136

j)	If in the future the Issuer or any of its Subsidiaries grant actual collateral to new bonuses issuance or to any financial credit, cash credit operation or other credits, except those in the following cases: one) collateral existent at the issuance contract date; two) collateral created to finance, refinance or amortize the purchase price or costs including construction costs, assets acquired after the issuance contract; three) collateral granted by the Issuer in favor of its Subsidiaries or vice versa; four) collateral granted by a company which subsequently merged with the Issuer; five) collateral over assets acquired by the Issuer after the issuance contract, which are constituted before its purchase; and, six) extension or renewal of any collateral herein mentioned in one) to five), inclusive. However, the Issuer or any of its Subsidiaries may always grant actual collateral to new bonuses issuance or to any financial credit, cash credit operation or other current credits, if in advance and simultaneously, they constitute collateral at least proportionally equivalents in favor of Bonuses Holders. In this case, the proportional amount of collateral will be assessed, every opportunity, by the Representative of Bondholders, who, if considered sufficient, will grant collateral’ constituent instruments in favor of the Bondholders. In this case, the proportional amount of collateral will be assessed, every opportunity, by the Representative of Bondholders, who, if considered sufficient, will grant collateral’ constituent instruments in favor of the Bondholders.

3)	Series N bonds, issued with charge to the line of bonds registered under number 841 in the Security Registry on October 12, 2016 and placed in 2016.

The restrictions or limits to which the Company is subject to are as follows:

a)	Maintaining an Indebtedness Ratio not greater than 1.2 times. For such purposes, Net Indebtedness ratio shall be understood as the ratio between Net Financial Debt and Equity. Net Financial Debt shall be understood as the sum of the accounts in the Issuer’s Consolidated Classified Statement of Financial Position referred to as Other financial liabilities, current and Other financial liabilities, non-current, less the account in the Issuer’s Consolidated Classified Statement of Financial Position referred to as Cash and cash equivalents of the Issuer’s Consolidated Financial Statements. Equity shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2017, the Company’s Net Indebtedness Ratio was 0.43 times;

b)	Maintaining at all times during the term of this issuance of Bonds Minimum Equity of UF 5,000,000. Equity shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2017, the Company’s Equity amounted to UF 20,569,832;

c)	Maintaining at all times Minimum Financial Cost Coverage Ratio of 2.5 times. The Finance Cost Coverage Ratio should be calculated on the twelve-month period prior to the date of issuance of the Consolidated Financial Statements. for such purposes, Finance Cost Coverage Ration shall be understood as the ration between the Gross profit (loss) less distribution costs, administrative expenses and plus depreciation expense and amortization expense, and finance costs. Depreciation expense shall be understood as the Depreciation item included in cost of sales and administrative expenses in the Note on Operating Segments in the Issuer’s Consolidated Financial Statements. Amortization expense shall be understood as the item amortization expense presented in the Note on Intangible assets in the Issuer’s Consolidated Financial Statements. Finance costs shall be understood as the item presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Gross profit (loss) relates to the account gross profit presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Distribution costs correspond to the account distribution costs presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Administrative expenses relates to the account administrative expenses presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. As of December 31 2017, the Company’s Finance Cost Coverage Ratio amounted to 8.18 times;
F-137

d)	Sending to the Representative of the Bondholders, together with the copies of its quarterly and annual Consolidated Financial Statements, a letter signed by its legal representative, leaving evidence of compliance of the financial ratios defined in letters a), b) and c) above.

e)	Sending to the Representative of the Bondholders a copy of its quarterly and annual Consolidated Financial Statements during the same term in which they should be delivered to the Chilean Superintendence of Securities and Insurance (SVS), the financial statement of its Subsidiaries that are regulated by the standards applicable to openly-held shareholders’ corporations and all other public information that the Issuer provides to the SVS. In addition, the Company should send a copy of the risk rating reports, no later than within five days after receiving them from the private risk raters;

f)	Recording in its accounting records the provisions arising from adverse contingencies which, in the Issuer’s judgment, must be reflected in its o its subsidiaries’ Consolidated Financial Statements. The Issuer will ensure that its Subsidiaries comply with the provisions of this section;

g)	The Issuer commits to ensure that the operations that it conducts with its Subsidiaries or other related parties are conducted under conditions similar to those customarily prevailing in the market. With respect to the concept “related parties,” this shall be defined as provided in Article 100 of Law 18.045;

h)	The Issuer should establish and maintain adequate accounting systems based on International Financial Reporting Standards (IFRS) and the instructions issued by the Chilean SVS. The Issuer shall ensure that its domestic Subsidiaries comply with the provisions in this letter. However, with respect to foreign Subsidiaries, these should be in accordance with the accounting standards generally accepted in their respective countries and, for consolidation purposes, the applicable adjustments should be made to be in accordance with International Financial Reporting Standards (IFRS) and the instructions issued by the Chilean SVS. In addition, the Issuer should engage and maintain a reputable domestic or international an independent external audit firm for the examination and analysis of its Consolidated Financial Statements, with respect of which such firm should issue an opinion at December the thirty first of each year;

i)	The Issuer must comply with the laws, regulations and other legal provisions applicable to it, having also to comply with, with no limitation whatsoever, the payment on the time using the method required of all the taxes, duties, excises and charges affecting the Issuer or its movable or immovable assets, except for those disputed in good faith and in accordance with the applicable legal and/or administrative proceedings and, provided that, in such case, adequate reserves are maintained to cover such contingency, in conformity with International Financial Reporting Standards (IFRS) an the instructions issued by the Chilean SVS.

j)	Maintaining during the term of this issuance, Restricted Assets free of Liens, which are equivalent, at least, to 1.5 times the total amount of total placements of bonds effective as placed with a charge to the line of bonds agreed in accordance with the bond issuance agreement. Such obligation shall be required solely at the closing dates of the Consolidated Financial Statements (as such concept is defined in the first clause of the Bond Issuance Agreement). For such purposes, Restricted Liens shall be understood as any type of liens, collateral, encumbrances, restrictions or any type of privileges on or relative to the Issuer’s present or future assets. The assets and debts are measured at carrying amount not considering those lines established by any authority in respect to taxes that are not yet owed by the Issuer and which are being duly disputed by the Issuer, liens constituted during the ordinary course of the Issuer’s business activities, which are being duly disputed by the Issuer, preferences established by the Law, liens constituted by virtue of the bond issuance agreement and all those liens to which the Issuer has not provided its consent and which are being disputed by it. The Issuer should send to the Representative of the Bondholders, provided such individual requires it, the background allowing the verification of the ratio referred to in this section. As of December 31, 2017, Restricted Assets free of liens on the total amount of placements as placed with a charge to the line of bonds amounted to 19.7 times; and
k)	Maintaining insurance policies fairly supporting its assets, in accordance with the usual practices for the industries of the nature of the Issuer’s industry. The Issuer shall ensure that its Subsidiaries also comply with that established in this letter.
F-138

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
F-139

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

j)	If in the future the Issuer or any of its Subsidiaries grant actual collateral to new bonuses issuance or to any financial credit, cash credit operation or other credits, except those in the following cases: one) collateral existent at the issuance contract date; two) collateral created to finance, refinance or amortize the purchase price or costs including construction costs, assets acquired after the issuance contract; three) collateral granted by the Issuer in favor of its Subsidiaries or vice versa; four) collateral granted by a company which subsequently merged with the Issuer; five) collateral over assets acquired by the Issuer after the issuance contract, which are constituted before its purchase; and, six) extension or renewal of any collateral herein mentioned in one) to five), inclusive. However, the Issuer or any of its Subsidiaries may always grant actual collateral to new bonuses issuance or to any financial credit, cash credit operation or other current credits, if in advance and simultaneously, they constitute collateral at least proportionally equivalents in favor of Bonuses Holders. In this case, the proportional amount of collateral will be assessed, every opportunity, by the Representative of Bondholders, who, if considered sufficient, will grant collateral’ constituent instruments in favor of the Bondholders. In this case, the proportional amount of collateral will be assessed, every opportunity, by the Representative of Bondholders, who, if considered sufficient, will grant collateral’ constituent instruments in favor of the Bondholders.
F-140

4)	Restrictions and limitations for loans granted by Cooperative Centrale Raiffeissen - Boerenleenbank B.A. “Rabobank Nederland” Branch New York to VCT U.S.A.

Loan with last due date: April 2018 and a nominal rate of 3.81%

The restrictions or limitations to which the Company and/or its subsidiary VCT USA are subject to are originated in the covenants associated to the loan granted to VCT USA which has a collateral of its Parent and are summarized as follows:

a)	Sending to the bank, together with its publication or not after 120 days after each quarterly close, a copy of the consolidated financial statements as well as to notify the bank on a timely manner on any adverse material effect, possible noncompliance of its financial obligations, noncompliance of obligations in ERISA (Employee Retirement Income Security Act of 1974), material changes on its accounting policies.

b)	The debtor, VCT USA and its subsidiaries, should maintain its assets and equipment as held historically, and is also obligated to hire and maintain insurances which reasonably cover its operating assets in accordance to usual practices of the industry in which it operates.

c)	VCT USA is obligated not to perform operations with its affiliates which were not in the same conditions that would be when performing these with a third party, unless these relate to transactions with affiliates which were totally of its property or between associates that were totally of its property.

Acceleration Clauses

a)	If VCT USA incurred in default or delay of more than 3 working days in the payment of any principal or interest installments with respect to the loan.

b)	If any statement or collateral contained in the instruments granted or subscribed with respect to the obligation either by VCT USA or Viña Concha y Toro, were or resulted to be deceitfully incomplete or false.

c)	If VCT USA breach any obligation acquired in virtue of the aforementioned loan agreement.

d)	If VCT USA or Viña Concha y Toro S.A. incur in default or simple delay in the payment of any sum owed to banks or any other creditor from one or more overdue obligation or required in advance that, exceed the amount of US$7,000,000.

e)	If VCT USA or Viña Concha y Toro S.A. incur in suspension of payments or recognize through a written notice its incapacity to pay its debts or abandon its assets in benefit of its creditors or request its own bankruptcy.
F-141

f)	If Viña Concha y Toro S.A. ceases to comply with the following financial indicators:

i)	Indebtedness Ratio not exceeding 1.4 times; understanding for such purposes the ratio calculated between Total Liabilities and Equity. “Total Liabilities” (i) shall be understood as the sum of accounts in the Issuer’s Classified Statement of Financial Position referred to as Total Current Liabilities and Total Non-Current Liabilities, which are included in the Issuer’s Consolidated Financial Statements. Additionally, this will consider all the debts or obligations of third parties of any nature which are not included in the liabilities reflected in such items and external for the Issuer or its Subsidiaries as the case may be, which are secured with collateral and/or personal guarantees of any type granted by the Issuer or any of its subsidiaries, but not limited to, co-debtor, securities, several guarantees, pledges and mortgages, all of which without recognizing twice those debts or obligations, including performance bonds; and (ii) “Equity” shall be understood as the sum of the accounts in the Issuer’s Classified Statement of Financial Position referred to as Equity Attributable to Owner of the Parent and Non-Controlling Interests, which are included in the Issuer’s Consolidated Financial Statements. As of December 31, 2017, the Company’s Indebtedness Ratio was 0.92 times;

ii)	Minimum equity of UF 5,000,000. “Equity” shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2017, the Company’s Equity amounted to UF 20,569,832;

iii)	Minimum Finance Cost Coverage Ratio of 2.5 times. The Finance Cost Coverage Ratio should be calculated on the twelve-month period prior to the date of the Issuer’s Consolidated Financial Statements. For such purposes, Finance Cost Coverage Ratio shall be understood as the ratio between the profit (loss) account plus income tax expense, finance costs, depreciation expense and amortization expense, and finance costs. In addition, (i) Profit (loss) shall be understood as the account profit (loss) presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements; (ii) Income tax expense shall be understood as the account income tax expense presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements; (iii) Finance costs shall be understood as the account finance costs presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements; (iv) Depreciation expense shall be understood as the item depreciation included in cost of sales and administrative expenses in the Note on Operating Segments in the Issuer’s Consolidated Financial Statements; and (v) Amortization expense shall be understood as the item amortization expense presented in the Note on Intangible assets in the Issuer’s Consolidated Financial Statements. As of December 31 2017, the Company’s Finance Cost Coverage Ratio amounted to 8.18 times;

g)	If VCT USA and Viña Concha y Toro S.A. refused to pay any amount in excess of seven million U.S. dollars required by ERISA breaches or final judgment of a trial.

h)	If any governmental authority expropriates all or a substantial part of the assets owned by VCT USA or Viña Concha y Toro S.A.

i)	If Concha y Toro S.A. is prevented by law to remit U.S. dollars abroad or hold dollars abroad for the purpose of paying its obligations.
F-142

5)	Restrictions and Limits for loan in Chilean pesos granted by Banco Estado to Viña Concha y Toro S.A.:

Loan expiring in its last partial payment: March 2018 at a nominal rate of 5.28%

The restrictions or limitations to which the Company are generated by the covenants associated to the loan granted to the Company and are summarized as follows:

a)	Maintain all assets, properties, trademarks, permits, rights, franchises, grants or patents that are necessary for the normal performance of its business activities, including its own and subsidiaries’ production assets.

b)	Maintaining in all the consolidated financial statements the following financial indicators:
i)	Indebtedness Ratio not exceeding 1.4 times; understanding for such purposes the ratio calculated between Total Liabilities and Equity. “Total Liabilities” (i) shall be understood as the sum of accounts in the Issuer’s Classified Statement of Financial Position referred to as Total Current Liabilities and Total Non-Current Liabilities, which are included in the Issuer’s Consolidated Financial Statements. Additionally, this will consider all the debts or obligations of third parties of any nature which are not included in the liabilities reflected in such items and external for the Issuer or its Subsidiaries as the case may be, which are secured with collateral and/or personal guarantees of any type granted by the Issuer or any of its subsidiaries, but not limited to, co-debtor, securities, several guarantees, pledges and mortgages, all of which without recognizing twice those debts or obligations, including performance bonds; and (ii) “Equity” shall be understood as the sum of the accounts in the Issuer’s Classified Statement of Financial Position referred to as Equity Attributable to Owner of the Parent and Non-Controlling Interests, which are included in the Issuer’s Consolidated Financial Statements. As of December 31, 2017, the Company’s Indebtedness Ratio was 0.92 times.
ii)	Minimum equity of UF 5,000,000. “Equity” shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2017, the Company’s Equity amounted to UF 20,569,832;
iii)	Minimum Finance Cost Coverage Ratio of 2.5 times. The Finance Cost Coverage Ratio should be calculated on the twelve-month period prior to the date of the Issuer’s Consolidated Financial Statements. For such purposes, Finance Cost Coverage Ration shall be understood as the ration between the Gross profit (loss) less distribution costs, administrative expenses and plus depreciation expense and amortization expense, and finance costs. (i) Gross profit (loss) shall be understood as the account gross profit presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements; (ii) Distribution costs shall be understood as the account distribution costs presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements; (iii) Administrative expenses shall be understood as the account administrative expenses presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements; (iv) Depreciation expense shall be understood as the item depreciation included in cost of sales and administrative expenses in the Note Operating Segments in the Issuer’s Consolidated Financial Statements; and (v) Amortization expense shall be understood as the item amortization expense presented in the Note Intangible assets in the Issuer’s Consolidated Financial Statements; (vi) Finance costs shall be understood as the account Finance costs presented in the presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. As of December 31 2017, the Company’s Finance Cost Coverage Ratio amounted to 8.18 times;

The contract includes the following acceleration clauses:

a)	If the Company does not pay in full any outstanding obligation to the Bank, including especially the Financing.

b)	If the Company does not fully satisfy any covenant established in the second clause of this instrument. Exceptionally, in the case of the obligations contained in paragraphs 3 and 4 of this clause, the Bank may only accelerate their claims if 30 days have elapsed since the notice of the failure of the Bank without becoming resolved.

c)	If the Company falls into cessation of payments, is declared bankrupt or makes statements of judicial or extrajudicial agreement.
F-143

6)	The following bank loans have no restrictions on their agreements

Debtor	Creditor	Currency	Nominal Rate
Cono Sur S.A.	Scotiabank	USD	1.60%
Cono Sur S.A.	BBVA	CLP	3.09%
Viña Concha Y Toro S.A.	BBVA	USD	1.65%
Viña Concha Y Toro S.A.	Scotiabank	USD	1.47%
Viña Concha Y Toro S.A.	Scotiabank	USD	2.16%
Viña Concha Y Toro S.A.	Scotiabank	USD	2.21%
Viña Concha Y Toro S.A.	Scotiabank	USD	2.21%
Viña Concha Y Toro S.A.	HSBC	USD	1.90%
Viña Concha Y Toro S.A.	Banco Chile	CLP	3.16%
Viña Concha Y Toro S.A.	BCI	CLP	3.02%
Viña Concha Y Toro S.A.	Scotiabank	USD	1.49%
Trivento B. y Viñedos S.A.	Banco Credicoop	ARS	27.30%
Trivento B. y Viñedos S.A.	Banco Francés	ARS	21.80%
Trivento B. y Viñedos S.A.	Banco Nación	ARS	20.00%
Trivento B. y Viñedos S.A.	Banco Nación	ARS	18.00%
Trivento B. y Viñedos S.A.	Banco San Juan	ARS	17.00%
Trivento B. y Viñedos S.A.	BBVA	ARS	30.09%
Trivento B. y Viñedos S.A.	Banco Macro	ARS	34.14%
Trivento B. y Viñedos S.A.	Banco San Juan	ARS	30.67%
Trivento B. y Viñedos S.A.	Banco Francés	USD	1.35%
Trivento B. y Viñedos S.A.	Banco Francés	USD	1.90%
Trivento B. y Viñedos S.A.	Banco Francés	USD	1.80%
Trivento B. y Viñedos S.A.	Banco Francés	USD	1.60%
Trivento B. y Viñedos S.A.	Credicoop	USD	1.80%
Trivento B. y Viñedos S.A.	Banco Francés	USD	1.50%
Trivento B. y Viñedos S.A.	Banco Francés	USD	1.80%
Trivento B. y Viñedos S.A.	Banco Francés	USD	1.50%
Trivento B. y Viñedos S.A.	Banco Francés	USD	1.50%
Trivento B. y Viñedos S.A.	Banco Francés	USD	1.50%
Trivento B. y Viñedos S.A.	Banco Francés	USD	1.50%
Trivento B. y Viñedos S.A.	Banco Francés	USD	1.50%
Trivento B. y Viñedos S.A.	Banco Francés	USD	1.50%
Trivento B. y Viñedos S.A.	Banco Francés	USD	1.50%
Trivento B. y Viñedos S.A.	Banco Francés	USD	1.35%
Trivento B. y Viñedos S.A.	Banco Francés	USD	1.35%
Trivento B. y Viñedos S.A.	Banco Francés	USD	1.50%
VCT Brasil Imp. Y Exp. Ltda.	Citibank S.A.	BRL	9.30%
VCT Brasil Imp. Y Exp. Ltda.	Banco Itau BBA S.A	BRL	13.89%
VCT USA, Inc.	Banco del Estado de Chile, New York Branch	USD	2.40%
VCT USA, Inc.	Banco del Estado de Chile, New York Branch	USD	2.90%
VCT USA, Inc.	Banco del Estado de Chile, New York Branch	USD	1.80%
VCT USA, Inc.	Banco del Estado de Chile, New York Branch	USD	1.70%
VCT & DG México S.A.	Banamex	MXN	9.40%
Fetzer Vineyards	Banco del Estado de Chile, New York Branch	USD	2.01%
Fetzer Vineyards	Banco del Estado de Chile, New York Branch	USD	2.10%

7)	Viña Concha y Toro S.A. by reason of its business objective, it usually participates, as a plaintiff or defendant, in judicial proceedings aimed at claiming the payment of sums that third parties may owe or defense against claims made by third parties because of their labor, civil and commercial links with the Vineyard. The perspectives for success in these procedures vary from case to case.
F-144

8)

During the second semester of 2012, in Brazil, the Treasury Department of the State of Sao Paulo, through “Tax Assessment Notice and Imposition of Fine No. 4,013,335-7”,, officially determined and required the subsidiary VCT Brazil Import and Export Limited Subsidiary the payment of R$23,621,676.61 (equivalent to $4,385,128,045 Chilean pesos as of December 31, 2017) for an eventual accrual and non-payment of the local tax “ICMS-ST” (equivalent to VAT in Chile). The tax authority claims that this amount is owed as soon as the date of accrual and payment of this tax would be different and prior to the time the subsidiary uses for its entire amount. This would generate, according to the tax authority, the existence of ICMS-ST pending payment. The authority also claims R$ 56,848,133.48 (equivalent to $10,553,287,499 Chilean pesos as of December 31, 2017) for interest and R$22,115,103.00 (equivalent to $ 4,105,447,720 Chilean pesos as of December 31, 2017). ) on as a fine.

The lawyers and expert advisors of Sao Paulo presented a legal defense at judicial level (Annulment Action for Fiscal Debit) based on arguments of form, in relation to the nullity of the fiscal resolution, and substantive, which are related to the non-enforceability of the ICMS -ST in the terms proposed by the authority. The Court of the State of Sao Paulo issued an order for the suspension of collection on ICMS-ST, interest and fines until the legal claim filed by VCT Brasil Import and Export Limited is awarded. The State of Sao Paulo appealed to this resolution, which was rejected on formal grounds. To date an expert appointed by the judge to conduct the accounting expertise submitted a report to the Court. In turn, VCT Brasil Import and Export Limited presented observations to said report. The judge issued an order for the expert to present his comments on these observations, to which the expert has already stated. Late in December 2016, the judge determined that VCT submit its response to the expert's demonstration, which occurred in February 2017. On March 31, 2017, the judge determined that a new technical examination be made by another expert. As of December 6, 2017, the judge granted an additional 60 days for the new expert to complete the technical examination. As of December 31, 2017, no such expert evidence has been received.

In the opinion of the Company's attorneys, both Brazilians and Chileans, VCT Brasil Importación y Exportación Limitada has reasonable and solid arguments for its defense and considers that there are significant possibilities that the challenge of the amounts settled by the tax authority will finally be accepted. Consequently, the Company considers that an eventual disbursement - that may cost a financial effect for this concept is remote. In turn, given the complexity of the process of claiming the "Infringement order and Imposition of Fine", and its initial procedural stage, the Company believes that it is not feasible to deliver an estimated date for the resolution of this conflict, nor it is t possible to indicate the possibilities of a reimburse of funds for this concept.

9)	On April 17, 2017, the Treasure department of the State of Sao Paulo issued a new “Violation and Fine Imposition Order” (Resolution No. 4,091,943), in which it requires the subsidiary VCT Brasil Import and Export Limited the payment of R$6,092,126.30 (equivalent to $1,130,942,326 Chilean pesos as of December 31, 2017) for an eventual accrual and non-payment of the local tax “ICMS-ST” (equivalent to VAT in Chile), relative to the period from August 2012 to December 2012. The tax authority claims that this amount is owed as soon as the date of accrual and payment of this tax would be different and prior to the time the subsidiary uses it for payment. This would generate, according to the tax authority, the existence of ICMS-ST pending payment. The authority also claims R$5,341,825.67 (equivalent to $991,656,517 Chilean pesos as of December 31, 2017) for interest and R$5,148,924.00 (equivalent to $955,846,251 Chilean pesos as of December 31, 2017). ) as a fine.
F-145

The lawyers and specialists from Sao Paulo presented during May 2017 an administrative level defense based on formal arguments, in relation to the nullity of the tax resolution, and substantive, which are related to the non-enforceability of the ICMS-ST in the terms proposed by the authority. As of December 31, 2017, the administrative resolution of the defense filed by VCT was still awaited.

As in the previous case, in the opinion of the Company’s attorneys, both Brazilians and Chileans, VCT Brasil Importación y Exportación Limitada has reasonable and solid arguments for its defense and considers that there are significant possibilities that the objection of the amounts liquidated by the fiscal authority were finally accepted. Because of the above, the Company considers that an eventual disbursement - that may cost a financial effect - for this concept is remote. In turn, given the complexity of the process of claiming the “Act of Infringement and Imposition of Fine”, and its initial procedural stage, the Company has concluded that it is not feasible to determine an estimated date for the resolution of this conflict, nor it is possible to indicate the possibilities of a reimburse of funds for this concept.

10)

Through the issuance of Settlements No. 10 and 11 of August 9, 2013, the Internal Revenue Service questioned the years of useful life considered for purposes of calculating the tax depreciation of certain assets of property, plant and equipment of the Vineyard (ponds) for the tax Years 2010 and 2011. This has resulted in an increase in the First Category tax base.

The tax settlements have determined a gross tax payable amounting to $683,471,253, which plus readjustments and legal interests (determined as of February 2018) amounts to the sum of $2,002,677,911. The tax settlements were notified on August 9, 2013.

On September 2, 2013, the Company filed before the Internal Revenue Service an administrative appeal called “Voluntary Administrative Replenishment ” (VAR), which was rejected by the administrative authority through Ex. Resolution No. 31,301 dated November 18, 2013 (notified with that same date).

On November 30, 2013, the Company filed a Tax Claim against tax settlements No. 10 and 11, before the 4th Tax and Customs Court of the Metropolitan Region.

On December 23, 2013, the Court had as interposed a tax claim and conferred transfer to the Internal Revenue Service to answer. On January 17, 2014, the Internal Revenue Service evacuated the transfer, answering the claim. The Company submitted a letter requesting a progressive course dated December 2, 2014, which was provided by the Court stating: “It will be resolved.”

The Internal Revenue Service, dated May 8, 2015, issued Resolution Ex. No.17.400 50/2015, which declared the partial return of Provisional Payments for Absorbed Gains (PPAG) requested by the Company in its Form. No. 22 of Tax Year 2014, which amounted to $1,997,861,360. In effect, the Resolution ordered the return of $1,777,542,975 (less than the amount requested), as well as ordering the reduction of the tax loss declared by the Company in Tax Year 2014 from $(6,962,490,239) to $ (5,672,974,314). The Resolution has as a basis the objection of the useful life assigned by the Company to its ponds in Tax Years 2013 and 2014.

F-146

On August 26, 2015, the Company filed a tax claim against Resolution Ex.17.400 No. 50/2015, before the 4th Tax and Customs Court of the Metropolitan Region. On September 7, 2015, the Court filed this Tax Claim and transferred it to the Internal Revenue Service to answer.

On October 30, 2015, the Company requested the accumulation of both lawsuits. The Tax Judge agreed to the accumulation on December 9, 2015. To date both lawsuits are accumulated.

On January 6, 2017, the Court issued the verdict that receives the cause on trial, setting as substantial, relevant and controversial the following facts: “Information that allows justifying the tax depreciation stated and used by the claimant for tax years 2010, 2011 and 2014.“The company rendered testimonial evidence dated February 14, 2017 and provided documentary evidence on February 16.

On August 18, 2017, the Court issued a final judgment accepting in part the tax claims filed against Settlements No. 11 and 12 and Resolution No. 50, confirming the years of useful life determined by the IRS in the actions claimed but stating that VCT had the right to depreciate its assets in an accelerated manner.

On September 8, 2017, the Company filed an appeal resource against the final verdict, which was filed on September 12 of the same year, entering the Court of Appeals for information on September 22, 2017. 2017. On February 5, 2018, the allegations were made, remaining the cause in agreement.

To date, the Company is waiting for the verdict judgment of second instance to be issued.

Our external advisors in this process consider that the position of the Company, in the controversy raised, is solid, despite the unfavorable first instance ruling, and there is a likelihood of obtaining a favorable outcome before the Court of Appeals of Santiago. Because of the above, the Company considers that an eventual disbursement for this concept is remote. In turn, given the complexity of the "Tax Claim" process, the Company believes that it is not feasible to deliver an estimated date for the resolution of this conflict, nor it is possible to indicate the possibilities of a refund of funds for this concept.

11)	The Internal Revenue Service, dated May 5, 2017, issued Resolution Ex.17.400 No. 47/2017, which declared approved the partial return of Provisional Payments for Absorbed Gains (PPAG) requested by the Company in Form N ° 22 for the 2016 Tax Year, which amounted to $ 1,958,820,533 and to non-returned differences of MTPP for $ 4,831,102. In such resolution, the IRS authorized the return of only $ 1,407,315,131remaining a pending refund for $ 556,336,501. The resolution is based on the impugnation of the useful life assigned by the Company to its ponds and to the rejection of certain items assigned to expense for 2016 tax year.

On August 23, 2017, the Company filed a Tax Claim against Resolution No. 47 before the 4th Tax and Customs Court of the Metropolitan Region.

On September 12, 2017, the Court filed a Tax Claim and transferred it to the Internal Revenue Service to answer. On October 7, 2017, the Internal Revenue Service evacuated the transfer, answering the claim.

To date, the Company is waiting for the test order to be dictated which determines the substantial, pertinent and controversial facts of the case.

Our external advisors in this process consider that the position of the Company in the controversy is solid, with possibilities of obtaining a favorable result. Because of the above, the Company considers that an eventual disbursement for this concept is remote. Notwithstanding the foregoing, the Company, based on the recent filing of the tax claim, states that it is not feasible to deliver an estimated date for the resolution of this conflict, nor its it is possible to indicate the possibilities of a reimburse of funds for this concept.

F-147

12)	In 2016, the Colombian company Conservas y Vinos S.EN C sued Viña Concha y Toro y José Canepa y Cia Limitada for damages due to termination of the distribution contract in Colombia.

The claim was filed before the 13th Civil Court of Orality Circuit in Bogota.

In May 2017, the Parties were summoned to reconciliation and to an initial interrogation hearing of the Parties. Initially, in April 2018, the Parties will be summoned to observe the evidence and to hear a judgment of first instance. The sentence is subject to appeal.

The amount claimed is 2,532,511,000 Colombian pesos (equivalent to $ 531,827,310 Chilean pesos as of December 31, 2017).

In the opinion of both Chilean and Colombian lawyers, there are reasonable and solid arguments to support the defense of this case. Therefore, external advisors have not recommended the provision of funds related to this trial, at least at this stage of the proceedings.

The Company, in turn, considers that an eventual disbursement for this concept is remote and points out that it is not feasible to deliver an estimated date for the resolution of this conflict, nor its it is possible to indicate the possibilities of a reimburse of funds for this concept.

13)

In the United States, on March 24, 2015, twenty-four wine producers, together with Fetzer, were notified of a class action brought before the California State Court. This demand is based on the fact that the Producers would not have complied with the obligation to warn of the specific presence of arsenic according to Californian regulations (called “Proposition 65”). Additionally, other federal lawsuits, almost identical, were filed in the States of Florida, Puerto Rico and two in Louisiana. These last causes were accumulated in the Federal District of Louisiana. The plaintiffs decided to request the suspension of the accumulated lawsuits and then they were withdrawn.

In the “Proposition 65” case, in March 2016, the California Court accepted to dismiss the claim without granting the plaintiffs the right to continue the trial or modify their claims. The plaintiffs appealed this decision and the defendants answered it. The court has not yet issued a decision on the case.

The lawyers consider that there are good chances of having a favorable outcome for the wine producers. In this regard, it should be noted that no US regulation establishes restrictions on arsenic levels in wines (only in water).

Valuing the contingency in comment is complex, especially considering the favorable scenario for Fetzer.

However, in negative scenario, hypothetically Fetzer could be condemned to:

a-	Pay USD $ 2,500 for each product that has not included a warning on the presence of arsenic, and that has been sold in a period of one year before the filing date of the claim.
b-	Compensate (totally or partially) for the products sold in California during a period of 4 years prior to the filing of the lawsuit. The Court has broad powers to determine the amount of compensation.
c-	Pay legal and judicial costs.
F-148

The Company considers that it is not feasible to establish an estimate of the financial impact related to this legal proceeding, given that the date on which a final judgment can be reached is not known, and also because of the discretion of the Court to determine the compensation amounts.

In the opinion of both Chilean and American lawyers, there are reasonable and solid arguments to support our defense and it is highly unlikely that there will be an unfavorable ruling in the future. Therefore, the Company considers that a disbursement of any amount or nature because of this judgment is remote.

Finally, the Company states that it is not feasible to provide an estimated date for the resolution of this conflict, nor it is possible to indicate the possibilities of a reimbursement of funds for this concept.

14)

In the framework of a restructuring of the sales area of the subsidiary Comercial Peumo Limitada (VCT Chile), which began in the second half of 2016, the subsidiary has been subject to various labor lawsuits and fines, all of them of many natures and amounts. To date, many are already finished, but some others still in different judicial and administrative phases.

The total contingent amount, both for lawsuits and fines currently pending, amounts to Ch$613,309,161.

The law firm that has advised VCT Chile, both in the restructuring process and in the subsequent administrative and legal conflicts have informed that probabilities of success in both judicial and administrative processes a vary from process to process. In any case, in the opinion of said lawyers, if there are negative judgments, the amounts involved would be substantially lower than those claimed. In any case the legal advisor considers that an eventual disbursements - from those that may cost financial effect - is remote and points out that it is not feasible to deliver an estimated date for the resolution of these conflicts, nor its it is possible to indicate the possibilities of a reimburse of funds for these concepts.

15)	As of December 31, 2017, there are no other litigations or probable litigation, judicial or extrajudicial, tax matters, such as encumbrances of any nature that have an actual probability of affecting the consolidated financial statements of Viña Concha y Toro S.A. and subsidiaries to that date.

NOTE 36. SUBSEQUENT EVENTS

On January 4, 2018, a bonds issuance was made for a total amount of UF 2,000,000 corresponding to series O, P and Q issued by the Viña Concha y Toro S.A. charged to the bonds line registered in the Securities Registry of the SVS under number 840, dated October 12, 2016 and number 876, dated December 19, 2017.

Between January 1, 2018 and the date of issuance of these consolidated financial statements there are no subsequent events that may significantly affect its exposure and/or interpretation.

F-149