Form 20-F
period 2018-12-31
CONCHA Y TORO WINERY INC
filed 2019-05-14
CIK 930543

As filed with the Securities and Exchange Commission on May 14, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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

Claudia Cavada

(562) 2476-5768

claudia.cavada@conchaytoro.cl

Nueva Tajamar 481

Torre Norte, Piso 15

Las Condes, Santiago, Chile

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares (“ADS”), each representing 20 Shares of common stock	None
Shares of common stock (“Shares” or “Common Stock”), without nominal (par) value, of Viña Concha y Toro S.A.	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.	None

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

Indicate by check mark whether the registrant has submitted electronically, every Interactive Date File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232,405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

(*) The Registrant has responded to Item 18 in lieu of this Item.

iii

CERTAIN DEFINED TERMS

Unless otherwise specified, all references to “U.S. dollars,” “dollars” or “US$” are to United States dollars and all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos. “UF” refers to the Unidad de Fomento, an accounting unit used in Chile. Viña Concha y Toro S.A. (“Concha y Toro” or the “Company”), a corporation (sociedad anónima abierta) formed under the laws of the Republic of Chile (“Chile”), publishes its consolidated financial statements in Chilean pesos. The audited consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2018 and December 31, 2017 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2018 (the “Consolidated Financial Statements”) contained in Item 18. Unless otherwise specified, financial information regarding the Company is presented in Chilean pesos based on International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board. Amounts in tables appearing in this Annual Report may not total due to rounding. “The Exchange Act” refers to the U.S. Securities Exchange Act of 1934.

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

Units of Measure

1 Case	=	9 Liters
1 Centigrade	=	5/9 (Fahrenheit° - 32)
1 Hectare	=	2.47 Acres
1 Kilogram	=	2.2 Pounds
1 Kilometer	=	.62 Miles
1 Liter	=	1.057 Quarts
1 Milliliter	=	1/1000 Liter
1 Hectoliter (hl)	=	100 Liters
1 U.S. Ton	=	2,000 Pounds or 907 Kilograms

TRADEMARKS

This Annual Report includes trademarks, such as “CONCHA Y TORO®”, “CASILLERO DEL DIABLO®”, “CONO SUR®”, “TRIVENTO®”, “FETZER®” and “BONTERRA®,” among the most important brands of the Company and which are protected under applicable intellectual property laws and are the property of the Company. This Annual Report also contains trademarks, service marks, trade names, and copyrights of other companies, such as “MILLER® beer” which are the property of their owners. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks and trade names.

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements contained in this Annual Report may be identified by the use of forward-looking terminology, such as “anticipate,” “continue,” “estimate,” “expect,” “intend,” “may,” or the negative thereof or other variations thereon or comparable terminology. In particular, among other statements, certain statements in Item 4 — “Information on the Company — Business Overview” with regard to management objectives, trends in market shares, market standing and product volumes and the statements in Item 5 — “Operating and Financial Review and Prospects” and Item 11— “Quantitative and Qualitative Disclosures About Market Risk,” with regard to trends in results of operations, margins, overall market trends, interest rates and exchange rates are forward-looking in nature. By their nature, forward-looking statements involve risks, uncertainty, assumptions and other factors which could cause actual results, including the Company’s financial condition and profitability, to differ materially and be more negative than the results herein described.

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

3.A. Selected Historical Financial Data

The selected consolidated financial data, under the captions “Consolidated Statement of Income Data,” for the years ended December 31, 2018, 2017 and 2016, and “Consolidated Statements of Financial Position Data,” as of December 31, 2018 and 2017 have been derived from and should be read in conjunction with the Company´s Consolidated Financial Statements prepared in accordance with IFRS, as issued by the International Accounting Standards Board, which is included in Item 18 of this Annual Report. This selected consolidated financial data also should be read in conjunction with Item 5 — “Operating and Financial Review and Prospects”. All information is presented in Chilean pesos.

Selected Historical Financial Data
(Ch$ million, except ratios, shares, and per share amounts)

	2018	2017	2016	2015	2014
Consolidated Statement of Income Data
Revenue(1)	614,129	613,515	628,572	636,194	583,313
Profit from operating activities	60,007	61,912	70,185	71,022	63,010
Profit from continuing operations	50,101	51,833	49,265	50,362	43,651
Profit attributable to owner of the Parent	49,111	51,418	48,667	49,797	43,051
Number of shares outstanding	747,005,982	747,005,982	747,005,982	747,005,982	747,005,982
Basic and diluted earnings per share	65.74	68.83	65.15	66.66	57.63

Consolidated Statement of Financial Position Data
Current assets	567,846	531,907	520,469	510,058	473,925
Assets	1,146,168	1,056,827	1,015,839	982,687	918,011
Current liabilities	313,268	320,692	294,870	266,593	212,646
Liabilities	574,015	511,486	505,868	528,352	475,030
Issued capital	84,179	84,179	84,179	84,179	84,179
Equity attributable to owners of parent	568,322	542,474	508,474	452,711	441,584
Equity	572,153	545,340	509,971	454,336	442,981
Equity and liabilities	1,146,168	1,056,827	1,015,839	982,687	918,011

Other Financial Data
Earnings per American Depositary Shares (“ADS”)(2)	1,314.88	1,376.63	1,302.99	1,333.25	1,152.64
Dividends declared per share(3)	25.00	24.00	27.30	27.50	24.00
Dividend declared per share (US dollar equivalent)(4)	0.0360	0.0390	0.0408	0.0387	0.0396
Operating margin	9.8%	10.1%	11.2%	11.2%	10.8%
Net margin	8.0%	8.4%	7.7%	7.8%	7.4%
Financial debt to equity(5)	56.4%	49.5%	49.4%	66.2%	62.9%
Debt to capitalization(6)	36.1%	33.1%	33.0%	39.8%	38.6%

(1) In 2018, the Company adopted a new accounting rule, IFRS 15. Thus, 2018, 2017 and 2016 consolidated figures are presented according to this rule. The adoption of IFRS 15 has an impact on revenue recognition, reducing revenues for Ch$26,631 million in 2018, Ch$30,269 in 2017, and Ch$29,876 million in 2016. This impact is offset at the distribution cost line, thus leaving the Profit from operating activities unchanged. 2015 and 2014 figures are not presented according to IFRS 15, Therefore, they are not comparable with 2018, 2017, and 2016.
(2) 1ADS = 20 Shares.
(3) Dividends declared per share are interim and final dividends declared corresponding to earnings of the stated fiscal year. For 2018, the figure comprises interim dividends and a final dividend of $14.50 per share, proposed by the Board to the Ordinary Shareholders Meeting.
(4) Conversion into US dollar only for reading convenience, using end-of-year exchange rates.
(5) Calculated as (Other current financial liabilities + Other non-current financial liabilities)/(Equity attributable to owners of parent).
(6) Calculated as (Other current financial liabilities + Other non-current financial liabilities)/(Other current financial liabilities + Other non-current financial liabilities + Equity attributable to owners of parent).

Unless otherwise indicated, U.S. dollar equivalent information, except export figures, for information in Chilean pesos, is based on the end-of-period exchange rate, defined as the U.S. dollar Observed Exchange Rate for January 02, 2019, which was Ch$694.77 per U.S. dollar. No representation is made that the Chilean peso or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at any particular exchange rate or at all.

3.B. Risk Factors

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

In Chile, the 2015-2016 season was affected by heavy rains during the harvest time, driving a decrease of 21.2% in the harvested volumes to 1,014 million liters in 2016. The 2016-2017 season had higher-than-average temperatures during the summer, causing a new decline in the harvested volume. The 2017 harvest totaled 949 million liters, 6% below the previous year. After these two consecutive weak vintages, the 2017-2018 season had optimal weather conditions, with moderate temperatures that drove an increase of 35.9% in the harvested volume, totaling 1,290 million liters.

In the future, adverse climate conditions in Chile, Argentina and in California, United States, where the Company has productive operations, could materially affect the quantity or quality of the Company’s wine production. See Item 4 — “Information on the Company — Business Overview – Wine Producing Regions.”

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

Risks Associated with Higher Taxes, Tariffs. The Company’s core business is the production and sales of wines. Wines are subject to a number of taxes and tariffs, including excise taxes in Chile, the United States, in the United Kingdom, and in other main export markets. Increases in such taxes and tariffs could depress wine consumption in those markets and could adversely affect the Company’s sales.

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

At the end of 2017 a tax reform was enacted in Argentina, which included amendments related to corporate income tax rates, dividend withholding tax, taxation of certain financial investments, indirect capital gains taxation, thin capitalization rules, the definition of a permanent establishment, transfer pricing, fiscal transparency rules, value added tax (VAT), tax procedural rules, criminal tax, and social security contributions, excise tax, tax on fuels, and tax on the transfer of real estate. It also enacted a special regime involving an optional revaluation of assets for income tax purposes. Several aspects of 2017 Tax Reform were regulated throughout 2018. Within those regulations, at the end of 2018 was released an Executive Order, regulating Income Tax reform. Another important event to point out is that at during the second semester of 2018 and in the framework of certain austerity measures, Argentine Government reduced reimbursements on taxes and adopted as a temporary measure an export tax (customs duty) on all goods exported from Argentina. As those regulations and measures are very recent, there are reasonable doubts about how some of the new rules will apply.

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

Cybersecurity. The Company is aware that the integrity of its digital information is essential in its processes. In this regard, lately, efforts have been focused on guaranteeing the integrity of the information in the payment chain. For these purposes, measures have been taken both at the hardware and software level, as well as the validation policies and staff training to raise awareness about the relevance of data protection and integrity. From a systemic point of view, the Company’s information is backed up by internal servers, such as backup magnetic tapes. At the same time, tests of restoration of information are practiced periodically, which to date have always been successful. Also, in a yearly basis, ethical hacking is performed by a qualified third party in order to identify security threads in our network and main servers, any improvement opportunity identify in this process is followed by corrective action plans. By another hand, Internal Audit, in a yearly basis, performs an audit process of the IT processes, which includes a review of the security parameters of the Domain Controller, SAP ERP Platform and SAP GRC Platform.

Risks associated with the departure of the United Kingdom from the European Union (Brexit). For the Company, sales to the United Kingdom contributed approximately 20% to the consolidated revenue in 2018. The exit of the United Kingdom from the European Union entails challenges of different order; the Company has detected, mainly customs/tariff risks, as regulatory, both in the field of labeling and oenological practices. The governments of Chile and the United Kingdom, to date, have already signed a trade association agreement, which must be ratified by the parliaments of both nations. This agreement covers customs and commercial matters that would allow operational continuity, under the same conditions as before, at the time of the Brexit materialization. The Company, meanwhile, has also taken measures in Chile and the United Kingdom, such as the adjustment of its commercial, logistics, and support structures. Additionally, the Company uses derivative contracts to mitigate short term currency fluctuations.

Dependence on Distributors. The Company relies on distributors to sell its products in export markets. In 2018, 31.0% of the Company’s sales were driven by third party distributors. In 2017 and 2016, the figure was 34.0% and 33.5%, respectively.

Our largest distributor is Mitsubishi Corporation (“Mitsubishi”) which serves the Japanese market. Sales to Mitsubishi represented 3.4% of the Company’s revenue in 2018, 3.7% in 2017, and 3.5% in 2016. Sales to the Company’s five largest distributors represented 8.9%, 8.8%, and 9.1% of revenue in 2018, 2017 and 2016, respectively. The Company has written agreements with most of its distributors, usually one– to two–year terms, automatically renewable.

Distributors and retailers of the Company’s products often offer wines which compete directly with the Company’s products for shelf space and consumers. Accordingly, there is a risk that these distributors or retailers may give higher priority to products of the Company’s competitors. In this context, the Company has appointed certain partners as exclusive distributors of its products in the corresponding territories. Additionally, the Company, in certain circumstances (as permitted by local competition law), has negotiated contractual obligations, prohibiting the relevant distributor to sell other Chilean or Argentine products in the territory. There can be no assurance that the Company’s distributors and retailers will continue to purchase the Company’s products or provide the Company’s products with adequate levels of promotional support. See Item 4 — “Information on the Company — Business Overview — Company Sales — Export Markets — Distribution in Export Markets.”

Dependence on Suppliers. The Company works in Chile with three different bottle suppliers, being Cristalerías de Chile S.A. (“Cristalerías”) the supplier of almost all of its bottle requirements. Cristalerías is a major shareholder of one of the Company’s main competitors, Viña Santa Rita S.A. (“Santa Rita”). A supply disruption of bottles from Cristalerías could result in a material, short-term, adverse effect on the Company’s operations.

In the United Kingdom, an important part of the Company’s sales is bottled locally, through an external wine bottling plant. A disruption in the operation of the bottling plant could materially affect, in the short term, the production and sales of the Company in that country. However, in the Company’s opinion, that risk is limited by the large availability of bottling services in that country, as well as the feasibility of bottling in the Chile operation.

The Company has a license from Tetra Pak de Chile Comercial Ltda. (“Tetra Pak Chile”) to package wine in Tetra Brik packages, and purchases these unassembled pre-printed packages from Tetra Pak Chile. Wine sold in Tetra Brik packages accounted for 50%, 50%, and 53% of the Company’s domestic volume in 2018, 2017 and 2016, respectively; and 33%, 33%, and 36%, of sales value, respectively. Although the Company believes that alternate suppliers are available, an interruption in the supply of Tetra Brik packages to the Company could result in a short-term material adverse effect on the Company’s operations. See Item 4 — “Information on the Company — Business Overview — Bottling.”

The Company relies on external suppliers of grape. The number of external grape providers was 659 in 2018, 686 in 2017, and 688 in 2016. Additionally, it relies on external bulk wine suppliers, which amounted 17 in 2018, 22 in 2017, and 39 in 2016.

In 2018, 2017 and 2016, grapes purchased to third parties represented 61.7%, 64.3%, and 65.6% of the Company’s needs in those years, respectively. Regarding, popular wines, the Company purchased grapes required to produce 80.4% of its popular wines sold in 2018, 80.9% in 2017, and 82.8% in 2016.

Regarding the length of contracts with external grape growers, long-term contracts represented 62.4%, 53.8%, and 56.9% of total contracts in 2018, 2017 and 2016, respectively.

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

The Company is an open stock corporation (“Sociedad Anónima Abierta”) organized under Chilean law. All of the Company’s directors and officers and many of its advisors reside outside of the United States (principally in Chile). A significant portion of the assets of the Company and of these persons are located outside of the United States. However, since 2011 the Company has owned 100% of VCT USA Inc., which owns all assets of Fetzer Vineyards. In July, 2018, the Company acquired, by means of its subsidiary Fetzer Vineyards, the remaining outstanding 50% of the property of Excelsior Wine Company (a U.S. wine distributor) from the American company Banfi Chile LLC. Since 2013 the Company owned 50% of the property of Excelsior Wine Company, gaining, after the acquisition, total control of such company. As a result, investors can effect service of process within the United States on the Company or its officers, directors or advisors, or enforce judgments obtained in U.S. courts that are based on U.S. federal securities law against the Company or its officers, directors, or advisors in U.S. courts.

The Company has been advised by its Chilean counsel, Baker McKenzie SpA that no treaty exists between the United States and Chile for the reciprocal enforcement of foreign judgments issued by ordinary courts (except for awards issued by foreign arbitral courts, where the UN New York Convention may apply). Chilean courts, however, have enforced judgments rendered by U.S. courts without reviewing the merits of the subject matter in the case, provided that the Chilean court enforcing the judgment determines that the US. court rendering the judgment has respected certain basic principles of due process and public policy. Those principles are basically that:

(a) the judgment does not contain anything contrary to the laws of Chile, notwithstanding differences in procedural rules,

(b) the judgment is not in conflict with Chilean jurisdiction,

(c) the defeated party has been duly served of the claim regarding which the judgment was issued, and

(d) the judgment is final under the laws of the relevant foreign jurisdiction rendering such judgment.

Nevertheless, the Company has been advised by Baker McKenzie SpA that a judgment rendered by a U.S. court will be considered to conflict with Chilean jurisdiction if it in any way affects properties located in Chile, which are as a matter of Chilean law subject to the laws of Chile and to the jurisdiction of Chilean courts. Because judgments entered by U.S. courts with respect to Chilean securities may be considered by Chilean courts as a judgment affecting properties located in Chile, there is a risk that such judgments may be unenforceable in Chile even if based on the civil liability provisions of U.S. securities laws, notwithstanding the ability of the judgment holder to enforce the U.S. judgment against assets of the Company in the U.S.

In addition to the above, the Company has been also advised by Morales, Besa y Cía. Ltda. that, since October 2014, a new Insolvency Act has entered into force in Chile (Act No. 20,720), which introduces, for the first time, rules on cross-border insolvency which are largely based on the 1997 UNCITRAL Model Law on Cross-Border Insolvency. The main effect of this new cross-border insolvency legislation is that it allows an insolvency or bankruptcy proceeding initiated abroad (e.g., in the U.S.) to be recognized in Chile by the Chilean courts. This recognition produces, regarding the assets of the insolvent debtor in Chile and the rights of the foreign creditors and agents, similar effects as the declaration of reorganization or liquidation of a local company; notwithstanding the possibility of commencing an insolvency proceeding under Chilean law. In particular, the recognition of foreign insolvency proceeding in Chile produces, among others, ipso facto effects which would depend upon the “principal” or “non-principal” nature of the foreign insolvency proceeding, such as the suspension of the debtor’s right to transfer or encumber its assets in Chile in case the foreign insolvency proceeding is deemed as “principal” under Chilean law. Also, once the foreign insolvency proceeding is recognized in Chile, the Insolvency Act allows to request the development of several measures in order to protect the rights of the foreign creditors on the debtor’ assets in Chile. Among others measures, it is possible to request the delegation of the administration of all or part of the debtor’s assets in Chile to the foreign trustee or other third person; the realization of those assets; and the granting of injunctions regarding the debtor’s assets in Chile.

If a claim is initiated in Chile, Chilean law provides that all legal actions brought by shareholders of an open stock corporation, in their capacity as such, or legal action among shareholders and the company, must be submitted to arbitration in Chile, with the exception of shareholders who individually hold, directly or indirectly, shares or securities with a book or market value equal to or lower than the equivalent to 5,000 Unidades de Fomento. Those shareholders may choose to submit their claims with the competent ordinary courts in Chile. In the case of an arbitration proceeding, the Company’s by-laws (the “By-Laws”) state that the arbitrator will be appointed by mutual consent of both parties. If the parties cannot select an arbitrator acceptable to both, an arbitrator will be appointed by the ordinary courts of Chile who must have to have served during the last 3 years as a member attorney of the Chilean Supreme Court. The By-Laws also provide that the arbitrator must act as an arbitrator ex aequo et bono, who under Chilean law would not be required to apply any particular body of law or procedures (except as a matter of public policy) and who would be authorized to decide the matter in accordance with his or her view of what is just and equitable. However, holders of an ADS who decide to file a claim in Chile must take into account that, whether they seek relief in ordinary courts or in an arbitration tribunal, their claims must be based on a violation of Chilean laws, even though a Chilean judge or arbitrator may take into account potential violations of the U.S. federal securities law as additional background information.

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

Risks Related to the ADSs and Shares of Common Stock

Delisting of Our ADSs. The Company effectuated the delisting of its ADSs from the New York Stock Exchange (the “NYSE”) and may terminate the registration of its securities with the U.S. Securities and Exchange Commission (the “SEC”) in the future, and this may adversely affect the price of the Company’s shares of Common Stock. On June 21, 2018, the Company announced that the Board resolved to delist its ADSs from the NYSE. The delisting was sought as part of the Company’s effort to reduce operational expenses, and considering that ADSs represented approximately 3.0% of the Company’s ownership. On July 2, 2018, the Company filed with the SEC a Form 25 to effect the delisting from the NYSE as from July 12, 2018. Since the delisting, The Bank of New York Mellon has continued to act as the Company’s ADR depositary pursuant to the existing Deposit Agreement. The Company has not arranged for the listing or registration of the ADSs or its shares of Common Stock on another national securities exchange in the United States or for the quotation of the ADSs or its shares of Common Stock in a quotation medium in the United States. The Company has instructed The Bank of New York Mellon to wind down the ADR program. Each ADS holder is entitled to take possession of the 20 underlying ordinary shares for each ADS they own. The Bank of New York Mellon will deliver the ordinary shares to the ADS holder or its agent. The election to exchange ADS for ordinary shares has expired as of April 11, 2019. After April 12, 2019, The Bank of New York Mellon may attempt to sell any unclaimed underlying shares and return to the relevant ADR holders, the net proceeds, if any, of any sale of the underlying shares. The delisting of the ADSs from the NYSE and the possible deregistration under the Exchange Act may have a negative impact on the price of the Company’s ADSs and shares of Common Stock.

Passive Foreign Investment Company Status of the Company. Based on the market price of the ADSs and shares of Common Stock and the value and composition of the Company’s assets, the Company does not believe it was a “passive foreign investment company” for U.S. federal income tax purposes (a “PFIC”) in its most recent taxable year. However, the application of the PFIC rules is subject to uncertainty in several respects, and there is no assurance that the Company will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether the Company was a PFIC for that year. Because the value of the Company’s assets for purposes of the PFIC test will generally be determined by reference to the market price of the ADSs and shares of Common Stock, fluctuations in the market price of the Common Stock and ADSs may cause the Company to become a PFIC. In addition, changes in the composition of the Company’s income or assets may cause the Company to become a PFIC. If the Company is a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States”) holds the ADSs or shares of Common Stock, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on the ADSs or shares of Common Stock or on any gain recognized from a sale or other disposition of the ADSs or shares of Common Stock. See Item 10, “Additional Information—Taxation—United States—Passive Foreign Investment Company.”

Risks Relating to Chile

Dependence on the Chilean Economy. The Company’s financial condition and operations are dependent to a significant extent on economic conditions prevailing in Chile. Its non-current assets located in Chile, as a portion of the consolidated figure were 71.0%, 77.6%, and 73.6% at the end of 2018, 2017 and 2016, respectively. Moreover, the production from our operations in Chile accounted for 75%, 73%, and 72% of the Company’s revenue in 2018, 2017 and 2016, respectively.

Selected macroeconomic indicators in Chile:

•	Real GDP: increased 4.0% in 2018, increased 1.3% in 2017, and increased 1.7% in 2016.
•	Private consumption grew 4.0% in 2018, 3.0% in 2017 and 2.6% in 2016.
•	Unemployment rate was 7.1%, 6.7% and 6.4% in the mobile quarter ended in February of 2019, 2018, and 2017, respectively.
•	As a percentage of GDP, investment in fixed assets was 21.2% in 2018, 21.1% in 2017 and 21.9% in 2016.

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

The Company’s financial condition and results of operations also depend to some extent on the economic activity in other countries where it sells its products. In 2018, the three largest markets for the Company, were United Kingdom, USA, and Japan, contributing 19.8%, 17.0%, and 5.0% to consolidated revenue, respectively. In the United Kingdom, Real GDP grew 1.4% in 2018, 1.8% in 2017, and 1.8% in 2016. In USA, Real GDP grew 2.9% in 2018, 2.2% in 2017, and 1.6% in 2016. In Japan, Real GDP grew 0.8% in 2018, 1.9% in 2017, and 0.6% in 2016.

Volatile and Illiquid Nature of the Market for the Common Stock in Chile. The Common Stock of the Company is traded on Bolsa de Comercio de Santiago (“Santiago Stock Exchange”) and Bolsa Electrónica de Chile (collectively, “Chilean Exchanges”). In Chile, securities markets are substantially smaller, less liquid and more volatile than in the United States. As of December 31, 2018, the Santiago Stock Exchange, which is Chile’s main exchange, had a market capitalization of US$250.0 billion). Top twenty companies represented 63% of its total market capitalization. In 2018, its traded volume was Ch$34,000 billion (approximately US$49.0 billion). Top twenty companies accounted for 70% of total traded volume during the year.

Currency Fluctuations. The Chilean peso has been subject to large fluctuations in value in the past and may be subject to significant fluctuations in the future. Fluctuations in the exchange rate between the Chilean peso and other currencies affect the performance of the Company’s ADSs and the Company’s financial condition and results of operation in a variety of ways.

Because the ADSs are denominated in U.S. dollars, a decrease in the value of the Chilean peso relative to the U.S. dollar may adversely affect the value of the Company and its Common Stock underlying the ADSs. Whether a depreciation of the Chilean peso would adversely affect the value of the Company and its assets depends on a variety of factors, including the ability of the Company and investors to access the foreign exchange markets in Chile, the timing, volume and execution of the Company’s conversions of foreign currency into Chilean pesos, the value of revenues denominated in foreign currency relative to Chilean pesos, the relative balances of Chilean pesos and foreign currency owned by the Company at any time and market perceptions of the severity of the impact of such events on the Company. If these and other factors, that may influence the value of the Company and its assets in either direction, have an aggregate negative effect on the value of the Company and its assets, a depreciation of the value of the Chilean peso would result in a decrease of the valuation of the assets underlying the ADSs in terms of U.S. dollars, thereby resulting in a decrease in the value of the ADSs.

Because the Company’s export sales are primarily denominated in foreign currencies, changes in foreign exchange rates to the Chilean peso may adversely affect the financial condition and results of operations of the Company. As of December 31st, 2018, approximately 80.0% of the Company’s revenue was denominated in foreign currencies (US dollar, Sterling pound, Euro, Canadian dollar, Argentine peso, Brazilian real, Swedish krona, Norwegian krone, and Mexican peso). In order to mitigate the short-term effect of changes in currency exchange rates, the Company enters, from time to time, into hedging contracts. See Item 5 — “Operating and Financial Review and Prospects”. Since 2011, the effect of exchange rate fluctuations between the Chilean peso and US dollar has been partly mitigated through the acquisition of Fetzer Vineyards in USA, which allowed the Company’s operations to have a greater exposure to the US dollar.

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

In addition, cash distributions with respect to shares of Common Stock underlying the ADSs are paid by the Company to the Depositary on behalf of shareholders in Chilean pesos. The Depositary then converts the pesos to U.S. dollars at the then prevailing exchange rate to pay the dividend on the ADS in U.S. dollars. If the value of the Chilean peso falls relative to the U.S. dollar between the declaration of dividends and the distribution of such dividends by the Depositary, the amount of U.S. dollars distributed to holders of ADSs will decrease.”

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

Due to the Former Regulations, the ADS facility is subject to a contract between the Depositary, the Company and the Central Bank of Chile (the “Foreign Investment Contract”) that grants the Depositary and the holders of the ADSs access to Chile’s Formal Exchange Market and permits the Depositary to remit dividends received from the Company to holders of ADSs without restriction. See Item 10 — “Additional Information — Exchange Controls” for a more detailed description of the new regulations and the Foreign Investment Contract.

Under the Foreign Investment Contract, transferees of shares withdrawn from the ADS facility will not be entitled to access Chile’s Formal Exchange Market unless the withdrawn shares are redeposited with the Depositary. Cash and property dividends paid by the Company with respect to ADSs held by a non- Chilean resident holder are subject to a 35% Chilean withholding tax, which is withheld by the Company. However, stock dividends are deemed a non-taxable event pursuant to Chilean Income Tax Law and, thus, are not subject to Chilean taxation. See Item 10 — “Additional Information — 10.E.Taxation.”

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

Differences in Corporate Disclosure and Accounting-Taxation Standards. The principal objective of Chile’s securities laws governing publicly traded companies, such as the Company, is to promote disclosure of all material corporate information to investors. In addition, Chilean law imposes restrictions on insider trading and price manipulation. However, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets and Chilean disclosure requirements differ from those in the United States. These differences may result in fewer protections for ADS holders than would exist if United States securities laws governed the Company’s domestic securities transactions. Nevertheless, on 2009 Law No. 20,382 of Corporate Governance was enacted in order to improve the protection of the minority shareholders. This new regulation focuses principally on the following matters:

•	Reducing information asymmetries between shareholders: The Law of Corporate Governance (i) requires the board of directors of a company to generate a set of rules designed to ensure the timely and complete release of information required by the Chilean Commission for the Financial Market (“CMF”, “Comisión para el Mercado Financiero”), formerly the Chilean Securities and Insurance Supervisor (“SVS” “Superintencia de Valores y Seguros”), the stock exchange markets and the general public; (ii) requires the board of directors of a company to ensure that all legal and financial information required to be released to the shareholders and the general public, shall not first be disclosed to anyone in the company other than those employees or executives who, because of their position or activity, should know this information before it is made available to shareholders and the general public; and (iii) requires the company to issue a set of rules and procedures regarding variation in or changes to securities prices, applicable to all directors and executives.

•	Strengthening the role of the independent director as a representative of minority shareholders: The Law of Corporate Governance clearly establishes who may serve in a company as an independent director and clearly states the procedure for their election. The Law of Corporate Governance requires at least one independent director to participate in a local director’s committee.

•	Ensuring the Corporate welfare in transactions with related parties: The Law of Corporate Governance provides strict procedures for approving related party transactions. Excluding minor exceptions, transactions with related parties shall have prior approval by the board of directors or shareholders meeting, as applicable, and shall be carried out only if they promote the corporate welfare.

•	Long distance voting for shareholder’s meetings: The Law of Corporate Governance also authorizes long distance voting for shareholder’s meetings according to general rulings issued by the CMF.

•	New right of retirement scenario: The Law of Corporate Governance includes the right of the minority shareholders to force the controlling shareholder to purchase their shares if it acquires more than a 95% stake of a company.

•	Insider Information: The use of insider information for personal benefit is prohibited under the Chilean corporate law.

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

Differences in Shareholders’ Rights. The corporate affairs of the Company are governed by Chilean law and the Company’s By-Laws. The Company’s By-Laws perform functions similar to those performed by both the certificate of incorporation and the bylaws of a corporation incorporated in the United States. See Item 10 — “Additional Information — 10.B. Memorandum and Articles of Association.” The principles of law applicable to the Company and its shareholders differ from those that would apply if the Company were incorporated in the United States. However, in certain cases, shareholders who own 5% or more of the Company as well as any of its directors are entitled to take legal action in the name of the Company against anyone who may have caused damage to the Company.

Inflation. Although inflation in Chile has been moderated in recent years, Chile has historically experienced high levels of inflation. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on the Company’s financial condition and results of operations. The annual rates of inflation for 2018, 2017 and 2016 were 2.6%, 2.3% and 2.7%, respectively.

The Company believes that moderate inflation will not materially affect its business in Chile. Notwithstanding the foregoing, there can be no assurance that inflation in Chile will not increase significantly from its current levels and that the operating results of the Company or the value of the ADSs will not be affected adversely by a continuation of or an increase in the level of inflation.

ITEM 4:	INFORMATION ON THE COMPANY

4.A. History and Development of the Company

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

The Company is a global wine player, with operations in Chile, Argentina, and the US. The Company is the largest Chilean producer and exporter of wines in terms of both volume and value; the third exporter from Argentina, and the 9th largest California winery in sales volume. In 2018, consolidated sales totaled Ch$614,129 million and 297 million liters of wine.

The Company was founded in 1883 by Don Melchor Concha y Toro and Don Ramón Subercaseaux Mercado. Don Melchor was the grandson of Don Mateo de Toro y Zambrano, who presided over the first government following Chile’s independence from Spain in 1810. The family had received the title of Marqués de Casa Concha from King Philip V of Spain in 1718. The winery was established in the Pirque region, on the edge of the Maipo River, on land which belonged to Don Melchor’s wife, Doña Emiliana Subercaseaux. Traditional varieties of vines from Bordeaux, France were imported: Cabernet Sauvignon, Merlot, Sauvignon Blanc and Semillon. These varieties were brought to Chile before phylloxera devastated French vineyards. M. de Labouchère, a French oenologist, came to Chile to oversee the planting and the first harvest. The Company remained a family business until 1921, when the Concha family decided to convert it into a limited liability stock company and issued shares to all of its family members. In 1933, these shares began trading on the Santiago Stock Exchange.

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

In domestic and export markets, the Company sells a large number of wine brands across all price points. In the domestic market of Chile, wines are sold in the popular and premium categories, primarily between Ch$1,500 per liter to Ch$5,000 per liter. In export markets the Company wines are sold in the entry level (varietal and bi-varietal) and premium categories, primarily between the US$5 to US$20 price ranges at US retail price.

The Company sells its premium wines under brand names including: Don Melchor, Carmín de Peumo, Gravas del Maipo, Amelia, Terrunyo, Marques de Casa Concha, Gran Reserva Serie Riberas, Casillero del Diablo, Trio and Late Harvest. The Company sells its varietal and bi-varietal wines under the brand names Sunrise, Concha y Toro and Frontera. In addition, the Company’s subsidiaries, Viña Cono Sur, Viña Maipo, Viña Canepa, Viña Palo Alto, Viña Maycas del Limarí and Trivento, market their premium, varietal and bi-varietal wines under the brand names Cono Sur, Isla Negra, Maipo, Canepa, Palo Alto, Maycas del Limarí and Trivento. US subsidiary sells a portfolio of brands, including: Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary, 1000 Stories, and Adorada.The Company sells popular wines under the brand names Tocornal, Clos de Pirque, Exportaciόn and Fressco. See Item 4 — “Information on the Company — Chilean Wine Industry Overview — Wine Classifications,” “— Business Overview — Company Sales — Chilean Markets” and “— Company Sales — Export Markets.”

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

The Company has maintained its position as undisputed leader in the Chilean wine industry. Concha y Toro has strongly penetrated the principal external markets, where the brand enjoys high recognition and growing brand preference. Different factors have contributed to the Company’s strength in both the domestic and external markets. Most notable are its investments in the latest technologies and production techniques for producing premium and super-premium wines, the growth and constant innovation in its own production and the launching of new products in the premium segment. In addition, the Company has a solid distribution network that complements an export strategy based on the market diversification and constant expansion.

The Company conducts its operations directly and through subsidiaries. Its distribution business in Chile is conducted through its wholly- owned subsidiary VCT Chile. In December 2000, the Company formed a fully-owned sales and distribution subsidiary in the United Kingdom, Concha y Toro UK Limited (“Concha y Toro UK”). This subsidiary commenced operation in March 2001. In 2008, Concha y Toro established distribution subsidiaries in Brazil, Sweden, Finland and Norway in order to strengthen its sales in those countries. In March 2010, Concha y Toro established a distribution subsidiary in the Asian market, choosing Singapore as its base, in April 2011, the Company completed the acquisition of Fetzer Vineyards in the United States. In July 2011, the Company entered into a joint venture with Banfi (former distributor in the U.S. market for Concha y Toro’s Chilean and Argentinean wines) to import and distribute Concha y Toro, Trivento and certain brands belonging to Fetzer into the U.S. market.

The Company’s wholly-owned subsidiary, Sociedad Exportadora y Comercial Viña Maipo SpA. (“Viña Maipo”), exports Viña Maipo brand wines and holds investments in affiliated companies. The Company’s wholly-owned subsidiary, Viña Cono Sur S.A., is involved in the sale, both in the local and export market of Cono Sur and Isla Negra brand wines. In 1996, the Company acquired Viña Patagonia S.A. (“Viña Patagonia”), the Company’s first non-Chilean subsidiary. In 2001, Viña Patagonia changed its trading name to Trivento Bodegas y Viñedos S.A. (“Viña Trivento” or “Trivento”) to reinforce the marketability of Trivento, its main brand and range of wines. Viña Trivento is located in Mendoza, Argentina.

In recent years, the Company has launched several new wines, marketed and distributed by its subsidiaries, to strengthen its position in the premium and super-premium categories. In 2006, the Company introduced a premium wine, Palo Alto, to the market and in 2007, the Company introduced wines from Viña Maycas del Limarí, a new super premium winery. Viña Maycas del Limarí is located in the Limarí Valley, a relatively new wine region in the north of Chile. In August 2009, the company launched in Chile (and in selected markets) a new line of wines, Gran Reserva Serie Riberas to strengthen the super-premium category of the Concha y Toro portfolio. The Serie Riberas line originates in vineyards located in the basins of different Chilean rivers that receive cool breezes from the coast and are noted for the freshness of their wines.

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

In addition to producing and bottling wine under its own labels, the Company has a license from Viñedos Emiliana to use Viñedos Emiliana’s brand name in Chile. The Company bottles and sells in Chile for its own account a portion of its varietal wine production under Santa Emiliana’s labels, paying royalties in exchange for such rights. In addition, under a contract with Viñedos Emiliana, the Company bottles, wine produced by Viñedos Emiliana for a fee, which is sold by Viñedos Emiliana for its own account under Viñedos Emiliana’s labels in export markets. The Company and Viñedos Emiliana have a number of directors in common, as well as a significant percentage of common share ownership. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

On April 15, 2011, the Company purchased Fetzer Vineyards and related assets in California, United States, from Brown-Forman Corporation. The acquisition contemplated a portfolio of brands with positioning in the American market, including: Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary and the license of the brand Little Black Dress wines. During 2014, Fetzer incorporated a wholly owned subsidiary called Eagle Peak Estates, LLC for the commercialization of particular products in the US market.

On July 13, 2011, the Company, through its subsidiary VCT USA, Inc. entered into an agreement with Banfi Vintners, former distributor of Concha y Toro’s product in United States, to create a new distribution company for its products from Chile, Argentina, and some brands from California, named Excelsior Wine Company, LLC. (“Excelsior”). Excelsior was registered in Delaware. VCT USA, Inc. contributed 50% of the Share Capital of Excelsior. A copy of the Limited Liability Agreement of Excelsior Wine Company, LLC was previously filed and is listed as Exhibit 4.4 in this Annual Report (See Item 19 – “Exhibits”).

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

During 2013 the company continued developing its global strategy incorporating subsidiaries in China, Gan Lun Wine Trading (Shanghai) Co Ltda. and in France, Cono Sur France S.A.R.L. Cono Sur France S.A.R.L. was especially designated to market the organic wines of Viña Cono Sur S.A.

During 2014, the Company through its Singaporean subsidiary VCT Group of Wineries Asia Pte. Ltd.- entered into a joint venture with its Japanese partners Mercian Corporation and Mitsubishi Corporation. In connection with this joint venture, a new legal entity called VCT Japan Company Ltd. was incorporated in Japan with an indirect participation of 41% by the Company and the right to appoint two directors out of five. This new entity manages the import and distribution of some of the Company’s products that weren’t being distributed by the current distributor in the Japanese market. The same year, the Company entered into a joint venture in Canada with Charlton Hobbs incorporating Escalade Wines & Spirits Inc. The Company indirectly owns 50% of the equity of the new entity and appoints 3 out of 6 directors of the Company. Escalade Wines & Spirits Inc. acts as an exclusive distributor and agent in accordance to the nature of the business in the Canadian Provinces (in certain provinces the distribution is performed directly by “Escalade” and in others by the Governmental Liquor Authorities).

On July 2, 2018, the Company, through its subsidiary VCT USA, Inc., entered into an agreement with Banfi Vintners, pursuant to which VCT USA, Inc. acquired the 50% of the share capital of Excelsior Wine Company, LLC held by Banfi Vintners for a total purchase price of US$ 40.5 million. VCT USA, Inc. financed the initial payment through an interim loan. As a result of this transaction, VCT USA, Inc. owns all of the outstanding share capital of Excelsior Wine Company, LLC. This acquisition allowes the Company to unify its sales force in the United States through Fetzer Vineyards. All brands imported by Excelsior Wine Company, including Concha y Toro and Trivento, were incorporated into the distribution offering of Fetzer Vineyards, thus completing an attractive portfolio of wines from California, Chile and Argentina. Following the incorporation of brands from Chile and Argentina, Fetzer Vineyards has increased its scale in the North American market, positioning itself as the leading company in the sale of South American wines, and the 12th -largest wine marketer in the U.S., with global sales of approximately 5 million cases per year. This new approach in the North American market is framed within Viña Concha y Toro’s new commercial strategy, which aims to generate synergies and efficiencies through the consolidation of the two commercial branches. Similarly, this move enabled the company to direct more resources towards brand building efforts, with a focus on priority brands in the premium segment, in one of the most attractive wine markets globally.

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

Following this strategy, the Company has invested approximately Ch$448 billion (not including capitalized interest) over the last ten years in land, vineyards, infrastructure and other wine business, in order to increase its own production. This figure includes Ch$112 billion related to Fetzer acquisition in 2011 and Ch$13 billion related to the acquisition of Excelsior in 2018. The Company has also been constantly developing new products, investigating new grape varieties and incorporating new grape-producing valleys.

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

For the next few years, the Company has outlined a strategic program – 2022 Strategy - that seeks sustained growth in value and increasing profitability of its business. Thus, during 2017 and 2018, progress was made in generating productive efficiencies and cost savings. On the other hand, a reorientation of the commercial strategy with an enhanced focus on premium categories was implemented in 2018. This will give a new impetus and growth in the high-growth, higher-margin segments of the wine market. Key elements of the new strategy include:

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

See Item 4 — “Information on the Company — Business Overview — Domestic Marketing Strategies” and “ — Export Marketing Strategy.”

4.B. Business Overview

Wine Producing Regions

Wine Producing Regions - Chile. Chile is a country well-suited for growing fruit, including grapes. Geographically, Chile is a strip of land running 4,270 kilometers (2,653 miles) north to south, and averaging 200 kilometers (124 miles) east to west. It is bordered by the Andes Mountains to the east and the Pacific Ocean to the west. The area located between the city of La Serena in the north and the Bio-Bio River in the south, generally known as the Central Zone, is where viniferous grapes are grown.

The Central Zone stretches for approximately 500 kilometers (310 miles) and is located between 32° and 38° south latitudes. This location coincides with the latitude band of 30° to 50°, in which virtually all of the world’s wine-producing areas are located. For example, California’s vineyards are located at approximately 34° to 38° north latitude, and Australia’s vineyards at 32° to 40° south latitude. France’s vineyards are farther north between 40° and 51° north latitudes.

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

Leyda Valley is one of the most recent Chilean denominations. Defined as a controlled origin in 2002, is considered a sub-valley of San Antonio. San Antonio stretches to the very edge of the Pacific Ocean and its characteristic lack of significantly high relief allows for the free entry of the strong oceanic influence. The ensuing frequent breezes, fresh temperatures and clayish soils make it a favorite spot for cold-climate white varieties and Pinot Noir.

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

As of December 31, 2018, the Company had approximately 12,814 cultivable hectares. This includes leases of 368 hectares in Chile and 170 hectares in USA. As of December 2018, 91% of the cultivable land owned or leased by the Company was planted with wine-producing grapes in various stages of maturity. Approximately 68% of the Company’s planted hectares in Chile are planted primarily with five types of noble grapes: Cabernet Sauvignon, Merlot, Carmenere, Chardonnay and Sauvignon Blanc. In recent years, the Company has increased the planting of these five varieties of grapes in response to increasing consumer demand in the United States, Europe and Asia for premium and varietal wines. In Argentina, 45% of the Company’s vineyards are planted with the Malbec variety, in line with the demand for Argentine wines in the export markets, especially in USA and UK markets. Approximately 64.7% of the Company’s planted hectares in United States are planted primarily with three types of noble grapes: Cabernet Sauvignon, Merlot and Chardonnay. The Company believes that with the plantings of these noble grape varieties in Chile, Argentina and United States, it should be able to respond to the shift in consumer demand for premium and varietal wines made from these varieties of grapes. There can be no assurance, however, that consumer demand for these wines will increase in absolute terms or that consumption of wines produced by the Company from these varieties of grapes, as opposed to those produced by its competitors, will increase. In addition, there can be no assurance that competitors of the Company, either singly or in the aggregate, will not be in a better position to take advantage of changing consumer demand patterns for premium and varietal wines, by reason of planted acreage or otherwise.

The Company’s remaining land under cultivation is planted mainly with Syrah, Pinot Noir, Viognier, Pinot Blanc, Pinot Gris, Chenin Blanc, Riesling, Gewurztraminer and Sangiovese grapes.

The Company expects that the vines planted in 2015 would be in full production in 2019. The following table shows the Company’s currently-producing and newly-planted vineyards by valley as of December 31, 2019.

Vineyards
(hectares)

	Currently Producing	2015-2018 Plantings	Planted Vineyards	Fallow	Orchards(1)	Total Cultivable
Chile
Limarí Valley	998	233	1,231	163	—	1,394
Casablanca Valley(2)	367	20	387	—	—	387
Aconcagua Valley	97	—	97	—	—	97
Leyda Valley	130	—	130	—	—	130
Maipo Valley (3)	652	60	712	41	—	753
Cachapoal Valley - Rapel Valley	1,280	279	1,559	45	—	1,604
Colchagua Valley - Rapel Valley(4)	2,009	220	2,229	70	—	2,299
Curicó Valley	654	29	683	14	—	697
Maule Valley	2,064	692	2,756	580	—	3,336
Bío - Bío Valley	—	134	134	78	—	212
Total	8,251	1,667	9,918	991	—	10,909

Argentina
Mendoza Valley	1,093	151	1,244	195	—	1,439
Total	1,093	151	1,244	195	—	1,439

United States
Mendocino / San Luis Obispo counties(5)	375	87	462	1	3	466
Total	375	87	462	1	3	466

Total	9,719	1,905	11,624	1,187	3	12,814

(1) Include 3 hectares of fruit trees planted in United States. This land can be returned to grape production.
(2) Includes three leased vineyards in Casablanca Valley totaling 245.0 cultivable hectares.
(3) Includes two leased vineyards in Maipo Valley with 18.9 cultivable hectares.
(4) Includes two leased vineyards in Colchagua Valley totaling 104.5 cultivable hectares.
(5) Includes three leased vineyards in Mendocino/ San Luis Obispo counties totaling 170.0 cultivable hectares.

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

Premium Reds. In  Chile, the Company’s premium red wines are primarily made from select Cabernet Sauvignon, Merlot, Carmenere, Syrah, and Pinot Noir grapes grown in vineyards in the Maipo, Rapel and Maule valleys. In Argentina, premium red wine is mainly made from Malbec grapes, mostly grown in the Uco and the Central valleys in Mendoza. In USA, most of our Premium wines come from the Mendocino valley. In Chile, the wines are made in the Company’s Puente Alto, Cachapoal and Lourdes plants, and in Argentina in its plants located in Maipu. In the United States, wines are made in our plant located in Hopland, California. As part of its capital expenditure program, the Company has installed the most advanced stainless steel fermentation tanks available that incorporate refrigeration and heating systems. Grapes are crushed, separated from their stems and the must is fermented with skins and pulp in stainless steel tanks at temperatures of 28°C to 30°C (82°F to 86°F), to obtain color and develop body. The resulting wine is left in contact with the skin for longer periods in the case of premium red wines than for red varietal or bi-varietal wines. Contact with the skin and solids (the maceration process) give the wine body, color, and complexity. After separation and pressing of the solids to extract press wine, the wine is subjected to a malolactic fermentation process. The malolactic fermentation uses bacteria to transform the malic acid with a lower PH to lactic acid of higher PH, producing a smoother and more biologically stable wine with enhanced aroma and bouquet. Wines are then aged in French and American oak barrels for a period of eight to eighteen months, depending on the wine type, brand and kind of barrel, in order to obtain additional body and complexity. Once wines are bottled, the wine is aged further in the Company’s wine cellars at Pirque for two to twelve months, depending on the brand.

Premium Whites. Grapes are selected from the noblest varieties, such as Chardonnay, Sauvignon Blanc, Viognier, Riesling, and Gewurztraminer from the Company’s Limarí, Casablanca, Maipo, Curicó and Maule vineyards in Chile, and mainly in the Mendocino valley in USA. Then, grapes are crushed, separated from their stems and introduced into pneumatic presses in order to extract clean juice. Unlike red wines, white wines are generally fermented without their skins and seeds. In order to convert the sugar into alcohol, this juice is then fermented, with yeast, in French and American oak barrels or temperature-controlled stainless steel tanks, depending on variety, vineyard and brand. Lower temperatures, between 12°C and 18°C (53°F and 64°F), are considered optimal for quality during this process. The resulting wine is aged on the fine lees in the same tanks as used in fermentation for at least six to eight months in order to obtain fruitiness, body and complexity. Once wines are bottled, premium white wines are aged from two to twelve months in the Company’s wine cellars, depending on the brand.

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

Sources of Grapes and Purchased Wine

Grapes are the main raw material in the wine making process. The portion of grapes purchased to third parties, used in the production of premium, varietal and bi-varietal wines was 48.9% in 2018, 52.5% in 2017, and 53.3% in 2016. In addition, the Company purchased to third parties a portion equivalent to 80.4%, 80.9%, and 82.8% of grapes and bulk wine needs in the production of popular wines, in each case. Prevailing prices for grapes at harvest time reflect market conditions. The wine-making and grape-growing are exposed to different agricultural risks (See Item 3 — “Key Information - Risks Factors – Risks Relating to the Company – Agricultural Risks”). In this regard, agricultural risks could impact the quality and quantity of the Harvest, which is reflected in the volatility that the grape cost has experimented through years.

Company Vineyards. In 2018, 51.1% of the Company’s production of premium, varietal and bi-varietal wines came from its own grape production in Chile. The Company believes that own grape growing offers greater control on costs and quality, as well as improved supply reliability. To that end, the Company continues to expand its grape production, especially in the premium and above categories, where quality plays an important role. The Company pursues, to the extent possible, to use own grown grapes in the production of premium wines.

Outside Suppliers. In order to satisfy its need for grapes for the production of premium, varietal, bi-varietal and sparkling wine not otherwise met by its own vineyards, as well as its requirements for grapes and bulk wine for its popular wines, the Company buys grapes from approximately 638 independent growers in Chile. The identity of such growers, as well as the amounts purchased from them, does not change significantly from year to year and most of these growers have been selling to the Company for many years. The main criteria used to select independent growers are geographic location, the variety of grapes grown and the grower’s farming methods. With the objective of assuring quality production, the Company offers its suppliers technical assistance based on rigorous criteria similar to that which is applied within its own wineries. The Company also purchases small quantities of grapes from entities in which several of its directors, executive officers or members of their families have an interest. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

In accordance with Chilean wine industry practice, most of the Company’s agreements with growers cover one to two year’s production and are renewed after that period. This renewal is not compulsory and depends on the Company’s demand and seasonal market prices. In order to minimize the risk of crop loss, the agreements are entered into between January and April each year, after the grapes have begun to mature and the size of the crop can be more accurately estimated. Delivery schedules are agreed upon according to the degree of ripeness of each grape variety. The management of these outside vineyards is directed by the Company’s own technical personnel and the Company establishes standards regarding the use of pesticides, cultivation, harvest date, transportation system, sugar, acidity, and Ph concentration. Selection of the grapes and approval of their quality is carried out by the Company’s technical department. The price of the grapes is proportional to the estimated alcohol content over 12% in the resulting wine. Payment for grapes obtained from independent growers is made mainly in ten interest-free installments throughout the year. In 2018, the Company had long-term contracts with up to approximately 62.4% of its growers.

Bulk Wine Purchases. The Company purchases wine in bulk from a number of outside suppliers for the wine used in the production of the Company’s popular wines. The Company’s technical department approves such wine purchases. Payments are traditionally made in ten interest-free monthly installments.

Vinification

The Company seeks to use the latest technology in all areas of vinification while maintaining the wine-making traditions of its founders. The Company has twelve wine-making plants in Chile which turn grapes into premium, varietal and bi-varietal wines. Additionally, the Company leases plants, mostly to vinify generic grapes for the production of popular wines. In Argentina, Trivento owns three plants for the vinification and aging of its wines. Additional capacity to meet its vinification needs is leased from third parties. Fetzer in the U.S. has one plant for the vinification and aging of its wines in Hopland. The plant in Paso Robles was sold in December of 2016. The locations of these plants and their production in 2018 are shown below.

Vinification Plants Production
(million kg)

	Valley	2018	2017	2016

Chile
Nueva Aurora	Limarí	16.9	14.6	13.9
Limarí	Limarí	21.3	15.6	—
Puente Alto	Maipo	12.9	11.8	11.6
Lo Espejo	Maipo	—	—	4.3
Cachapoal	Cachapoal - Rapel	44.1	35.4	27.3
Chimbarongo	Colchagua - Rapel	67.9	54.9	44.0
Cono Sur	Colchagua - Rapel	33.1	25.6	27.8
Peralillo	Colchagua - Rapel	6.3	6.4	4.4
Las Mercedes	Colchagua - Rapel	8.6	8.1	7.3
Lontué	Curicó	31.5	28.8	30.2
Curicó	Curicó	17.6	13.0	12.1
Lourdes	Maule	33.4	28.5	23.5
San Javier	Maule	49.2	31.3	39.8
Total		342.8	274.0	246.2

Argentina
Trivento	Maipú - Mendoza	15.4	12.8	13.9
Trivento Premium	Maipú - Mendoza	1.2	1.4	1.1
Tres Porteñas	San Martín - Mendoza	12.7	12.5	9.2
Total		29.3	26.7	24.2

United States
Paso Robles	Paso Robles	—	—	3.8
Hopland	Hopland	22.6	20.2	18.5
Total		22.6	20.2	22.3

Total		394.7	320.9	292.7

In addition, the Company’s facilities at Pirque have the capacity to produce 3.0 million bottles or 2.25 million liters of sparkling wine per year.

Fermentation and Storage

The Company uses a combination of epoxy-lined cement tanks, stainless steel tanks and French and American oak barrels to ferment, age and store its wine. As of December 31, 2018, the Company’s total storage and fermentation capacity in Chile was approximately 456 million liters. Total owned capacity in Argentina was 35 million liters. Trivento rents additional storage facilities, as needed, for its operation. In the United States total storage and fermentation capacity was approximately 38 million liters.

The following table shows the Company’s approximate fermentation and storage capacity by type of container for the years indicated:

Type of Container
(million liters)

	2018	2017	2016
Chile
Epoxy-lined cement tanks	290.0	286.8	265.4
Steel tanks	154.7	154.5	147.4
European and American oak barrels	11.4	11.5	11.5
Chilean wood casks	0.3	0.3	0.3
Total	456.4	453.1	424.6

Argentina
Epoxy-lined cement tanks	22.1	22.5	18.5
Steel tanks	11.9	11.3	13.5
European and American oak barrels	1.0	1.2	1.2
Total	35.0	35.0	33.2

United States
Steel tanks	33.1	33.1	33.1
European and American oak barrels	4.7	4.3	4.9
Total	37.8	37.4	38.0

Total	529.2	525.5	495.8

The Company uses American and French oak barrels for the production of all its premium wines, except Late Harvest. Although the use of oak barrels increases the Company’s winemaking costs, the Company believes that it enhances the quality of its premium wines. Oak barrels are purchased in several sizes and are treated prior to delivery in accordance with the Company’s needs. Oak barrels are used for up to two years to produce the highest quality premium wines, such as Don Melchor, and are then used for another five years to enhance other wines. As of December 2018, the Company had more than 70,000 European and American oak barrels.

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

Bottling

After vinification and, in the case of premium wines, aging, wine is ready to be bottled. As of December 2018, the Company has two bottling plants near the Santiago metropolitan area: Pirque and Vespucio plants and a plant in Lontué. On October 31, 2018 the Company closed the operation of the Lo Espejo bottling plant, as part of its efficiency and cost savings program. The production at the Lo Espejo plant was redirected to Pirque and Vespucio plants.

The Pirque bottling plant, located 28 kilometers from Santiago, is the Company’s principal bottling plant; a large amount of the Company’s premium, varietal, bi-varietal and sparkling wines are bottled there. The plant has six bottling lines, accommodating bottles of 1.5 liter, 1 liter, 750 milliliters, 375 milliliter and 187 milliliter capacities. In addition, the plant has one bag-in-box line producing 2 and 3-liters capacity formats. The facility in Pirque is equipped with the most advanced bottling and labeling equipment available and has an installed capacity of 9.4 million liters per month when operating three eight hour shifts per day, six days a week.

The Vespucio bottling plant includes two modern bottling lines imported from Italy with a nominal capacity of 12,000 bottles per hour when bottling 750 milliliter bottles, and 8,000 bottles per hour when bottling 1.5 liter bottles; automatic bottle sourcing, capping, adhesive labeling, robotized secondary packaging and palletizing systems. This bottling plant is especially designed to handle large orders.

The Company’s bottling plant in Lontué, located 200 kilometers from Santiago, bottles wine in five-liter glass jugs and in 0.5 liter, 1 liter, 1.5 liter and 2.0-liter Tetra Brik packages which are made of several layers of paper, aluminum and polyethylene. Similar packages are used worldwide for juice, milk, wine and other products. The Tetra Brik packaging line is completely automated. The Company has a license from Tetra Pak Chile to utilize the Tetra Brik technology and purchases pre-printed unassembled packages from Tetra Pak Chile. The Lontué plant has three Tetra Pak packaging machines with an installed capacity of 5.6 million liters per month based on three shifts operating eight hours a day, six days a week.

The Company has a quality control department which controls the raw materials used in each bottling plant and tracks the product up to the point of sale through a system of computer coding for each bottle and case produced. The Company also uses electronic monitoring equipment to ensure that bottles are filled to the correct level.

In the context of its business continuity plan, since 2017 the Company works with an external bottling supplier in Chile, Wine Packaging & Logistics (WPL). WPL is a related company. See Item 7 — “Major Shareholders and Related Party Transactions — Related Party Transactions.”

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

Storage

The Company has three warehouses for finished wine with the following capacities: Pirque - 320,000 cases; the Vespucio I logistic center - 315,000 cases, and the Vespucio II logistic center - 720,000 cases.

Company Sales - Chile Domestic Market

Domestic Wine Sales

Domestic wine sales were 68.3 million liters in 2018. In 2017 and 2016, volume was 65.7 and 70.7 million liters, respectively. Wine revenue totaled Ch$79,473 million, Ch$69,284 million and Ch$65,315 million, respectively.

	Domestic Wine Sales(1)
	2018		2017		2016
	Ch$ MM	%	Ch$ MM	%	Ch$ MM	%
Bottled wine	79,473	100.0%	69,284	100.0%	64,795	99.2%
Bulk	—	—	—	—	520	0.8%
Total	79,473	100.0%	69,284	100.0%	65,315	100.0%

	2018		2017		2016
	Th. Liters	%	Th. Liters	%	Th. Liters	%
Bottled wine	68,293	100.0%	65,730	100.0%	69,118	97.7%
Bulk	—	—	—	—	1,592	2.3%
Total	68,293	100.0%	65,730	100.0%	70,710	100.0%

(1) Figures are presented according to IFRS 15 accounting rules.

In the domestic market, the Company is the second largest wine seller by value and the third-largest in volume terms. According to AC Nielsen, in 2018 the Company’s domestic market share was 26.6% in terms of value and 29.1% in terms of volume. The Company competes in all segments of the branded Chilean market and seeks to keep prices competitive, in order to offer attractive products to consumers.

The Chilean wine market can be divided into segments based on the retail price of a 750 ml bottle. The Company targets the following market segments; Popular entry-level table wines, with prices up to Ch$2,000; varietal wines, with prices ranging from Ch$2,000–3,500; premium wines with prices ranging from Ch$3,000–6,000; super premium with prices between Ch$6,000– 12,000; and ultra-premium with prices over Ch$12,000.

Local Brands and Prices

The table below lists the Company’s major brands by segments of the Chilean wine market and approximate retail prices for each brand per 750 ml bottle as of December, 2018. Prices do not vary by type of wine within brand category.

Segment	Brand	Approximate Retail Price
		(Ch$)
Ultra Premium	Don Melchor	110,000
	Carmín de Peumo	105,000
	Gravas del Maipo	58,000
	Terrunyo	24,990
	Amelia	23,000
Super Premium	Marqués de Casa Concha	12,990
	Gran Reserva Serie Riberas	7,990
	Casillero Reserva Privada	6,990
Premium	Trio	5,490
	Casillero del Diablo	4,690
	Late Harvest(1)	2,990
Sparkling	Subercaseaux	4,490
Varietal	Bicicleta	3,490
	Sunrise	2,790
	Santa Emiliana(2)	2,490
Bi-varietal	Frontera	2,490
Popular(3)	Exportación Selecto	1,900
	Exportación	1,800
	Clos de Pirque	1,700
	Tocornal	1,500
	Fressco Cooler	1,500

(1) Late Harvest is a Sauvignon Blanc dessert wine which is only sold in 375 ml bottles.
(2) The Company has a license from Viñedos Emiliana to bottle and distribute the Company’s wine domestically under Santa Emiliana’s labels.
(3) Popular wine prices are per 1,000 ml.

Local Competition

The Company competes with a number of other Chilean wineries. The Company’s competitors in the premium segment are large and medium-sized Chilean wineries, mainly Santa Rita, Viña San Pedro Tarapacá S.A. (“San Pedro”), Bodegas y Viñedos Santa Carolina S.A., Viña Undurraga S.A. and Viña Errázuriz S.A. The Company also competes, to a much lesser extent, with small Chilean wineries whose production and sales of premium wines are aimed primarily at export markets.

Sales in the popular wine segment are concentrated in wines packaged in Tetra Brik in formats of 500ml, 1500ml, and 2000ml, as well as 1.5-liter glass bottles. According to Nielsen Retail Index for wine, in 2018 Tetra Brik sales represented 40.4% of all Chilean industry wine sales by volume, glass bottles of 1.5 liter represented 25.4%, glass bottles of 750ml and other glass were 32.6%, and other packaging was 1.9% of total volume. In value terms, sales of Tetra Brik wines, popular wine bottled in 1.5 liter, glass of 750 ml and other glass, and others represented 24.8%, 17.3%, 56.7% and 1.2%, respectively, of local industry sales.

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

Domestic Distribution

The Company has its own direct distribution capacity through its wholly-owned subsidiary, VCT Chile. It serves approximately 17,000 customers throughout Chile, including modern trade, making it the largest wine-oriented distribution company in Chile.

In line with the project that seeks logistic efficiencies, cost savings and profitability improvements, VCT Chile has closed 4 logistic centers in Chile. As of December, 2018 VCT Chile had 7 regional-logistic centers throughout Chile and a modern (automated, state of the art) Logistic Center Vespucio 2, located in the Metropolitan Region. In addition, the Company restructured its commercial area in order to improve its execution and relationship with providers. Domestic sales force is made up of 200 people, for all product categories.

In 2018, the two largest customers accounted for 10.9% and 12.2% of the Company’s domestic sales in volume and value, respectively.

Domestic Marketing Strategy

In order to increase its market share in the domestic market, the Company is focusing on the most powerful and healthy brands in the premium category. The Company is seeking to maintain its share in the popular wine segment and to increase its share in the Premium and Super premium segments with the extensions to Casillero del Diablo’s portfolio, and its fine wines.

Improvements in the commercial execution in each point of sales, is the new way to succeed in a complex Chilean market. In order to continue its domestic growth, the Company has to penetrate the market and distribute its wine accordingly to the assortment of products according to client segments and channels.

Regarding the portfolio of products, the Company is permanently developing new formats and updating the presentation of its products. Advertising methods and marketing strategies differ depending on whether the targeted segment is comprised of potential consumers of the Company’s premium wines. During 2018, the greatest efforts in advertising were oriented to the Casillero del Diablo brands in the market through mass media campaigns, including television, point of sales activations, BTL, PR, and press.

Domestic Sales – Other Products

In the past years, VCT Chile— the Company’s distribution subsidiary in Chile domestic market— entered into the business distribution of non-wine products, such as liquor and beer. Additionally, the Company has a share of the property of Kross Beer, a premium, craft beer. Premium beer shows a strong trend and present an expanded business opportunity for the subsidiary.

Sales of non-wine products in 2018 totaled Ch$40,430 million, lower than the Ch$54,730 million reported in 2017, reflecting the end of the distribution agreement for Diageo’s portfolio.

Company Sales - Export Markets

This section describes the principal trends and markets for the Company’s exports to third parties from Chile and sales of the Company’s distribution subsidiaries in the UK, USA, Nordic countries, Brazil, Singapore, Mexico and Canada. The main source for exports is the Company´s operation in Chile, representing 90.6% of total exports by value in 2018. Argentina and the US contributed 5.6% and 3.8%, respectively.

Competition in the Exports Markets for Chilean Wine

According to the Chile exporters’ association Vinos de Chile, exports of bottled Chilean wine totaled US$1,598 million and 55.3 million cases in 2018, representing a decrease of 0.4% in value, in US dollar terms, and a decrease of 3.3% in volume terms, as compared to 2017.

The Company is the largest exporter of Chilean wine on both a volume and value basis, with market share in 2018 of 23.1% and 24.7% (including bulk) respectively, according to Vinos de Chile. The Company’s bottled wine market share by volume and US$ value was 33.8% and 28.7%, respectively. In 2018, the Company’s closest Chilean competitor in the bottled export segment, reported market shares of 11.9% and 10.4% in terms of volume and US$ value, respectively.

The following table sets forth the Company’s export market share among Chilean wine producers for the last five years. It does not include the Company´s exports from other origins.

Market Share of Chilean Wine Exports

	Total Wine		Bottled(1) Wine
	Volume	Value	Volume	Value
2014	22.9%	27.4%	32.2%	29.7%
2015	22.8%	27.4%	33.3%	29.7%
2016	23.2%	27.4%	36.9%	31.1%
2017	21.6%	24.2%	33.3%	28.2%
2018	23.1%	24.7%	33.8%	28.7%

(1)     Bottled and bag-in-box.

Source:  Vinos de Chile, Exporter’s Association

Principal Export Markets

The Company’s sales in export markets include shipments to third parties from Chile and sales of the Company’s own distribution subsidiaries from Chile, Argentina, and USA. The Company sales in export markets are distributed among the premium, varietal, bi-varietal, sparkling and popular wine segments. The Company also sells bulk wine abroad. The Company’s bottled export sales in volume in 2018, 2017 and 2016 totaled 192 million liters, 208 million liters and 214 million liters, respectively, resulting in revenues of Ch$400,354 million, Ch$394,543 million, and Ch$408,297 million, in each case.

Wine Sales in Export Markets(1)(2)

	2018		2017		2016
	Ch$ MM	%	Ch$ MM	%	Ch$ MM	%
Bottled wine	400,354	98.9%	394,543	99.0%	408,297	99.3%
Bulk	4,347	1.1%	3,885	1.0%	3,068	0.7%
Total	404,701	100.0%	398,428	100.0%	411,365	100.0%

	2018		2017		2016
	Th. Liters	%	Th. Liters	%	Th. Liters	%
Bottled wine	192,479	96.4%	207,876	96.8%	213,659	97.5%
Bulk	7,139	3.6%	6,922	3.2%	5,448	2.5%
Total	199,618	100.0%	214,798	100.0%	219,107	100.0%

(1) Includes sales to third parties from Chile and sales of the Company’s own distribution subsidiaries from Chile, Argentina, and USA.

(2) Figures are presented according to IFRS 15 accounting rules.

As of December 31, 2018, the Company’s principal export markets were in Europe, North America, Latin America, and Asia.

Sales of Bottled Wine in Export Markets, by Region (Volume)

Market	2018	2017	2016
Europe	49.3%	50.3%	49.8%
United States	9.7%	10.3%	10.9%
C. America, Mexico and the Caribbean	8.9%	8.5%	9.0%
South America	9.0%	9.0%	9.2%
Asia	16.9%	14.8%	13.9%
Canada	4.3%	4.3%	4.2%
Africa/Others	1.9%	2.6%	3.0%
Total	100.0%	100.0%	100.0%

Sales of Bottled Wine in Export Markets, by Region (Value)

Market	2018	2017	2016
Europe	50.2%	49.5%	48.8%
United States	9.4%	8.0%	9.2%
C. America, Mexico and the Caribbean	9.4%	8.7%	8.9%
South America	10.4%	11.6%	12.3%
Asia	15.3%	15.8%	14.5%
Canada	3.8%	4.4%	4.2%
Africa/Others	1.5%	1.9%	2.1%
Total	100.0%	100.0%	100.0%
32

Europe : Is the largest region for the company’s wine export sales and accounted for 50.2%, 49.5%, and 48.8% of sales value in 2018, 2017, and 2016, respectively. The Company believes that greater market opportunities exist in the United Kingdom, as well as in non-wine-producing countries of Western and Eastern Europe and Germany. In the United Kingdom, the distribution is held by Concha y Toro UK, a fully own distribution subsidiary (since 2001). In this market, the Company seeks to add value to the wine category through a commercial strategy of growing brand value, developing our premium portfolio and fostering key customer partnerships. Key brands include Casillero del Diablo, Cono Sur Bicicleta, Trivento Reserve, and Fetzer brands.

The Nordic countries (Finland, Sweden, and Norway) operate under a state-controlled system where each state purchases wine and sells it in its own stores at the retail level. The Company anticipates that in the future, the monopoly system in these countries may be replaced by a private or semi-private sales structure, but believes that because its brands are well known in these areas, the Company’s sales will not be adversely affected as a result. There can be no assurance, however, that such a regulatory change would not have a materially adverse effect on the Company’s sales to such markets. During 2009, the Company started the operations of its own distribution subsidiaries in the Nordic countries of Sweden, Finland and Norway. These subsidiaries are responsible for the distribution of Concha y Toro, Cono Sur, Viña Maipo, Trivento, and Fetzer wines in these markets and have added some agency brands during the course of the past year introducing the distribution of Emiliana from Chile and Stellenbosch from South Africa.

United States: Sales to the United States accounted for the 9.7%, 10.3%, and 10.9% of Export Markets sales value in 2018, 2017, and 2016, respectively. According to the Exporters’ Association in 2018 the U.S. market represented 12.0% of total Chilean bottled exports, being the second largest market in value. The Company leads the Chilean exports to the United States, with a market share of bottled wine exports of 31.2%. In line with the company´s strategy of integrating the distribution in its key markets, the company unified its distribution in the US market with the acquisition of Excelsior Wine. As of July 2018, the Chilean and Argentine portfolio of wines is distributed through Fetzer Vineyards (See Item 4 – Business Strategy – Company Sales – Export Markets – Own Distribution Subsidiaries).

The Company and its Chilean competitors are increasing their participation in the premium segment and establishing a strong presence in the varietal and bi-varietal segments. The Company’s strategy is focused on positioning of its products at higher price points and strengthening the position of its premium brands (mainly Casillero del Diablo and Trivento Reserve) through a dedicated marketing investment, to take opportunities from the growth of the premium category in this market. See Item 4 — “Information on the Company — Business Overview — Export Marketing Strategy.” The Company’s products principally compete with other Chilean wines, as well as Californian wines and wines imported from Italy, France, Australia, Spain, Germany, Portugal, Argentina and other wine-producing countries.

Central America, Mexico and the Caribbean. The region accounted for 9.4%, 8.7%, and 8.9% of Export Markets sales in 2018, 2017, and 2016, respectively. The main markets for the Company’s products in this region are Mexico, Costa Rica, Panama and the Dominican Republic. The Company has marketed its wines for more than twenty years in most of the countries in this region and the Company believes it is the largest Chilean exporter of bottled wines in all of these countries.

The largest market for the Company in the region is Mexico. In 2011, Concha y Toro and Digrans SA (“Digrans”), established a joint venture, VCT & DG Mexico, in charge of the distribution of the Company’s products in that country. This joint venture is 51% owned by Concha y Toro and 49% owned by Digrans.

South America. The region contributed 10.4%, 11.6%, and 12.3% of Export Markets sales in 2018, 2017, and 2016, respectively. The Company leads Chilean wine exports to most of the South American countries. In most of these countries, the Company’s products are sold through exclusive local distributors, with the exception of Brazil where the Company has a distribution subsidiary since 2008. In some countries, the Company’s secondary brands are sold by different distributors. Other significant countries in South America are Colombia, Ecuador and Peru.

Asia. The Asian market accounted for 15.3%, 15.8%, and 14.5% of Export Markets sales in 2018, 2017, and 2016, respectively. Japan and China are the most important markets for the Company in Asia, representing 49.5% and 24.4% of its sales in the region. China is one of the markets that the Company sees as an important source for future growth, and according to its new commercial strategy, is where marketing and commercial efforts are being reoriented, mostly on brand building and promotional support, which are fundamental to increase the Company’s presence and value.

Canada. This market contributed 3.8%, 4.4%, and 4.2% of Export Markets sales in 2018, 2017, and 2016, respectively, being the 7th largest national export market for the Company in volume and value terms. The Canadian market is governed by provincial monopolies in nine of the ten provinces and the three territories. The monopolies (or liquor boards) buy and sell all imported (bottled) and locally produced liquors and wines. Each province is autonomous and each provincial liquor board has its own regulations and policies. Each liquor board is also responsible as guarantor of payments to its suppliers. Because the Canadian market is a controlled market, the buying system is highly concentrated and the marketing policies are strictly regulated. The Company believes that even if privatization of the provincial monopolies takes place, its sales will not be adversely affected because its brands are well-known in Canada. However, there can be no assurance that privatization would not have a material adverse effect on the Company’s sales to the Canadian market. On the first half of 2012, the Company opened a commercial office in Canada to serve the Canadian market. From January 1st, 2015, the Company started to distributes Concha y Toro and Fetzer’s wines in Canada. The distribution of wines is carried out through its distribution subsidiary, Escalade Wine & Spirits Inc., a joint venture between Concha y Toro y Charlton Hobbs (See Item 4 – Business Strategy – Company Sales – Export Markets – Own Distribution Subsidiaries). Escalade Wines & Spirits Inc. (“Escalade”) acts as an exclusive distributor or agent in accordance to the nature of the business in the Canadian Provinces (in certain provinces the distribution is performed directly by “Escalade” and in others by the Governmental Liquor Authorities).

Other. This region comprises markets in Africa and Middle East, and represented 1.5%, 1.9%, and 2.1% of Export Markets sales in 2018, 2017, and 2016, respectively. The largest market in this category is Mozambique. Since 2012, the Company has a commercial office in South Africa to serve this market.

Bulk Wine Exports

In 2018, the Company sold 7,139 thousand liters of bulk wine overseas representing 3.6% of its exports by volume. Bulk wine sales are a spot business with no long-term commitments. Sales depend on price and availability of wine in Chile and other wine growing countries. The Company purchases almost all of the bulk wine it exports from outside suppliers. The Company expects bulk wine sales to diminish in significance as it continues to promote bottled wine sales. However, bulk wine sales may continue in countries depending on price, demand and availability for such wines.

Distribution in Export Markets

The Company’s products are distributed in approximately 130 countries by independent distributors, including four governmental liquor authorities, and by own distribution subsidiaries. In most countries, the Company sells wine through a second and third distributor under the brand names of its subsidiaries Cono Sur, Maipo and Canepa. The Company sells mostly “F.O.B. Chilean port” to its distributors in export markets.

In 2018, the United Kingdom, the United States, Japan, Brazil and Mexico were the Company’s five largest national export markets and accounted for 57.4% of the Company’s exports by volume and 60.3% by value.

Independent Distributors. In 2018, 34.0% of the Company’s bottled volume was sold through independent distributors. The Company’s five largest distributors represented 8.9% in 2018, 8.7% in 2017, and 9.4% in 2016 of bottled wine sales.

The Company believes that its success in export markets is based on developing good relationships with established distributors and the good price-to-quality ratio of its products. The Company has written agreements with most of its distributors.

Government Liquor Authorities. In Canada and the Nordic countries, the Company’s wine is sold through government liquor authorities. In such countries, products may be offered as a general listing or a specialty listing. General listings are those that are purchased by liquor boards on a regular basis and require a minimum sales level per period (which varies depending on the Canadian province and from country to country in the Nordic countries). Sales to government liquor authorities represented 7.4% and 8.1% of the Company’s total sales (including Argentina and the US) by volume and value, respectively, in 2018. In all provinces in Canada, the Company operates with agents that work on a commission basis and are responsible for promotion and public relations. The exceptions are Alberta and British Columbia where the local liquor boards are buying from our agents or distributors.

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

In the United Kingdom, the Company’s wholly-owned subsidiary Concha y Toro UK distributes all brands of the Company and its subsidiaries, including Concha y Toro, Cono Sur and Isla Negra, Viña Maipo, Fetzer, and Trivento.

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

In the third quarter of 2011 Viña Concha y Toro S.A., through its subsidiary VCT USA, Inc. entered into an agreement with Banfi Vintners, former distributor of Concha y Toro’s product in United States, to create a new company between them, named Excelsior Wine Company, LLC, which started operations in August 2011. On July 2, 2018, the Company, through its subsidiary VCT USA, Inc., entered into an agreement with Banfi Vintners, pursuant to which VCT USA, Inc. acquired the 50% of the share capital of Excelsior Wine Company, LLC held by Banfi Vintners for a total purchase price of US$ 40.5 million. As a result of this transaction, VCT USA, Inc. owns all of the outstanding share capital of Excelsior Wine Company, LLC.

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

During 2014 the Company through its Canadian subsidiary, Concha y Toro Canada, Ltd. entered into an agreement with local distributor Charlton Hobbs, to create a new company called Escalade Wine & Spirits Inc. This Company acts as exclusive distributor of the Company in the Canadian territories of British Columbia, Yukon, Nunavut, Alberta and Northwest territories.

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

Since 2014, the Company, through Escalade Wine & Spirits Inc. acts as commissioner and commercial office in such Canadian provinces with local governmental liquor board as SAQ in Quebec, and the LCBO in Ontario.

Export Marketing Strategy

Concha y Toro’s export strategy seeks to sustain attractive growth rates in value and achieve increasingly higher brand penetration and visibility in different markets and increase consumer awareness. In this regard, the Company has developed a broad multi-origin product portfolio which participates in all market segments by offering high quality wines at competitive prices, with growing brand preference and ample recognition from influential wine critics.

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

In line with the outlined strategic program – 2022 Strategy - that seeks sustained growth in value and increasing profitability of its business, the Company during 2018 has implemented a new commercial strategy with an enhanced focus on premium categories and key markets. This will give a new impetus and growth in the high-growth, higher-margin segments of the wine market.

The Company may from time to time seek to strengthen distribution of its products by taking a direct role in distribution within a region or country. The Company may also take these steps in order to increase penetration and knowledge of these markets.

The Company is seeking to focus future growth in export markets on the sale (and increasing market share) of its key premium brand from its three productive origins and sustain market share of its commercial brands varietal wines. The Company believes future growth is possible if the Company is successful in the following efforts:

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

Company Sales - Argentina

In 1996, Concha y Toro began operations in Argentina with the establishment of Trivento winery, located in Mendoza. In recent years the subsidiary has experienced important growth and has become Argentina’s third largest export winery in terms of volume, with a 5% share of wine exported from Argentina in 2018. The operating assets of Trivento primarily include a total of 1,440 cultivable hectares of land, with 1.245 hectares planted, cellars with a capacity of 35 million liters and other wine-making equipment.

The following information refers to sales to third parties from the operation in Argentina, excluding sales through the Company´s distribution offices, which accounted for 52% of total Argentina exports in 2018. The later are included in Item 4 -4.B. Business Overview - Company Sales - Export Markets.

Trivento sales to third parties recorded revenues of Ch$17,619 million and sales volume of 10.4 million liters, with a decline of 22.9% in value and 23.5% in volume. This is a result of the company’s strategy, with the focus on markets with a higher potential, which are mostly reported in Export Markets segment. Considering sales to the Company’s distribution offices, Argentina exports increased 5.0% in value and decreased 2.6% in volume, mainly as a result of price repositioning.

	Trivento Wine Sales(1)(2)
	2018		2017		2016
	Ch$ MM	%	Ch$ MM	%	Ch$ MM	%
Bottled wine	17,486	99.2%	22,164	97.0%	24,569	96.4%
Bulk	132	0.8%	681	3.0%	920	3.6%
Total	17,619	100.0%	22,845	100.0%	25,489	100.0%

	2018		2017		2016
	Th. Liters	%	Th. Liters	%	Th. Liters	%
Bottled wine	10,150	97.7%	12,143	89.4%	14,856	85.9%
Bulk	243	2.3%	1,442	10.6%	2,432	14.1%
Total	10,392	100.0%	13,585	100.0%	17,288	100.0%

Trivento - Bottled Sales by Volume(1)
(thousand liters)

	Domestic	Exports(1)
2016	5,542	9,314
2017	5,646	6,497
2018	5,394	4,756

(1) Does not include exports volume shipped to the company’s distribution subsidiaries.

(2) Figures are presented according to IFRS 15 accounting rules.

Company Sales – United States

Fetzer Vineyards, the Company’s operation in USA (acquired in 2011), has added a new origin for the production of wines and has strengthened its position in the US market with a portfolio of Californian wines. The operating assets of Fetzer primarily include with 462 planted hectares, cellars with a capacity of 37.9 million liters and other wine-making equipment. Fetzer has a recognized positioning and leadership in sustainable and environmental practices, being the world’s largest certified B Corp winery. Its Premium portfolio key brands include Bonterra, the largest organic winery in the US, and 1000 Stories, a bourbon barrel-aged Zinfandel.

The following information refers to sales to third parties from the operation in USA. It does not comprise sales through the Company´s distribution offices. The later are included in the Export Markets operating segment, and in 2018 accounted for 40% of Fetzer Vineyards total exports. In 2018, Fetzer recorded sales for Ch$71,907 million and 19.0 million liters. In 2017, Fetzer’s revenue was Ch$68,229 million and 19.5 million liters, and in 2016, Fetzer revenue was Ch$67,959 million and 18.9 liters.

	Fetzer Vineyards Wine Sales (1)(2)
	2018		2017		2016
	Ch$ MM	%	Ch$ MM	%	Ch$ MM	%
Bottled wine	71,907	100.0%	67,387	98.8%	67,823	99.8%
Bulk	—	—	842	1.2%	135	0.2%
Total	71,907	100.0%	68,229	100.0%	67,959	100.0%

	2018		2017		2016
	Th. Liters	%	Th. Liters	%	Th. Liters	%
Bottled wine	18,963	100.0%	19,011	97.5%	18,765	99.4%
Bulk	—	—	484	2.5%	110	0.6%
Total	18,963	100.0%	19,495	100.0%	18,875	100.0%

Fetzer Vineyards - Bottled Sales by Volume(1)
(thousand liters)

	Domestic	Exports(1)
2016	16,897	1,868
2017	16,955	2,055
2018	16,672	2,291

(1) Does not include exports volume shipped to the company’s distribution subsidiaries.
(2) Figures are presented according to IFRS 15 accounting rules.
38

Affiliated Companies

Viña Almaviva. In 1997, the Company and Baron Philippe de Rothschild S.A. formed a joint venture company, Viña Almaviva, to produce a “Primer Orden” or first- growth wine in Chile. The Company contributed approximately 43 hectares of producing vineyards located at Puente Alto, Maipo Valley in exchange for 50% of the capital stock of Viña Almaviva. In 2018 Viña Almaviva’s ordinary sales amounted Ch$12,587 million. In 2017 and 2016, its sales amounted Ch$9,982 million and Ch$8,976 million, respectively. Almaviva’s main markets are United Kingdom, United States, Hong Kong, Japan, and China. The Company recognized net income from Viña Almaviva in the amounts of Ch$2,223 million in 2018, Ch$1,960 million in 2017, and Ch$1,731 million in 2016, in accordance with the equity method.

Industria Corchera. In 2000, the Company acquired 49.6% stake of Industria Corchera, and sequentially increased its stake to 49,96% in 2017 and to 49.99% in 2018. In 2018, Industria Corchera’s sales amounted Ch$14,138 million. In 2017 and 2016, its sales amounted Ch$16,036 million and Ch$14,583 million, respectively. In accordance with the equity method, the Company recognized net income from Industria Corchera of Ch$228 million in 2018, Ch$301 million in 2017, and Ch$59 million in 2016.

Southern Brewing Company Inc. (“Kross Beer”).  In 2011, the Company acquired the 40% share ownership of Kross Beer for Ch$1,400 million. In 2014, the Company increased its stake in Kross Beer to 49%, and lately, on November 2, 2017 to 77%. Since then, Kross Beer became a direct subsidiary of the Company, and began to be consolidated in the Company’s financial statements. In 2017, Kross Beer’s revenue was Ch$4,404 million. According with the equity method, the Company recognized Ch$443 million on the 49% interest in Kross Beer until 31 October 2017. In 2016, Kross Beer’s revenue was Ch$3,224 million. The Company recognized net income from Kross Beer in accordance with the equity method, in the amount of Ch$217 million in 2016. As of December 31, 2018, Kross Beer was not an affiliated company of Viña Concha y Toro.

Beer Garden Bellavista S.p.A. In November 2017, the Company, through taking direct control of Kross Beer, acquired indirectly a 26.95% share ownership of Beer Garden Bellavista S.p.A., bar-restaurant located in Santiago, Chile. Beer Garden’s sales amounted Ch$2,006 million in 2018 and Ch$1,084 million in 2017. According with the equity method, the Company recognized net income from Beer Garden Bellavista, of Ch$31 million in 2018, Ch$58 million in 2017.

Excelsior Wine Company (“Excelsior”).  In 2011, VCT USA, Inc., a Company’s subsidiary, and Banfi Vintners, former distributor of Concha y Toro’s products in the United States, entered into a joint venture agreement for distribution, creating Excelsior Wine Company, LLC. The Company, through its subsidiary VCT USA, Inc., has 100% share ownership of Excelsior. Excelsior imports Chilean wines from Concha y Toro, and Argentine wines from Trivento in the US, and distributes brands from Fetzer Vineyards. As of July 02, 2018, Excelsior sales totaled Ch$32,496 million and according with the equity method, the Company recognized Ch$194 million on the 50% interest in Excelsior. Excelsior sales were Ch$55,297 million in 2017, and Ch$74,447 million in 2016. In 2017 and 2016, the Company recognized net income from Excelsior in accordance with the equity method, in the amounts of Ch$435 million, and Ch$2,386 million, respectively. As of December 31, 2018, Excelsior was not an affiliated company of Viña Concha y Toro.

Escalade Wine & Spirits Inc. (“Escalade”). On December 5th, 2014, Concha y Toro Canada Ltd, a Company’s subsidiary, and Charlton Hobbs, distributor, entered into a joint venture agreement for distribution, creating Escalade Wine & Spirits Inc. The purpose of Escalade is to strengthen the Company’s sales in the Canadian market. The Company has 50% share ownership of Escalade. Escalade sales totaled Ch$5,455 million in 2018, Ch$5,274 million in 2017, and Ch$4,171 million in 2016. The Company recognized net income from Escalade in accordance with the equity method in the amounts of Ch$31 million in 2018, Ch$96 million in 2017, and Ch$77 million in 2016.

VCT Japan Company Ltd. On June 17, 2014, VCT Group of Wineries Asia Pte. Ltd., a Company’s subsidiary, entered into a joint venture agreement with Japanese entities Mercian Corporation and Mitsubishi Corporation, creating an affiliated company called VCT Japan Company Ltd. The purpose of this affiliate is to strengthen the Company’s sales in the Japanese market. The Company through its subsidiary has 41% of the shares of VCT Japan Company Ltd. In 2018, VCT Japan sales totaled Ch$1,964 million. In 2017 and 2016, sales totaled Ch$1,653 million and Ch$1,027 million, respectively. The Company recognized net profit from VCT Japan in accordance with the equity method in the amounts of Ch$1.8 million in 2018, and net losses of Ch$6.8 million in 2017 and Ch$30 million in 2016.

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

Since 2012, the Company has a sustainability strategy, addressed through a top-down approach, starting with the vision and mission at its highest point, followed by six strategic pillars. Each pillar has its own specific focus, which results in different initiatives, planned on the short, medium and long term. In the framework of developing the sustainability strategy, the winery defined its priority stakeholders, according to the influence of and dependence with each group, internal or external, along with the value chain.

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

The Company has committed to annually measure the Water Footprint of its entire operational process with the Water Footprint Network (WFN) methodology and optimize water management in its operations, setting the goal of reducing by 10% total water consumption per glass of wine by 2020 from a 2014 base.

In 2017, the winery’s water footprint reached 64 liters of water per glass of wine of 125 ml, 47% lower than the industry average (120 liters per glass). The Company´s footprint per glass decreased by 12% compared to 77 liters recorded in 2016, which is mainly explained by the greater efficiency in irrigation and lower water requirements due to climatic factors. Also, the company responded the CDP Water, disclosing its water management.

Viña Concha y Toro makes an inventory of its emissions of greenhouse gases (GHGs) since 2007. The emissions record has become a tool to identify opportunities to reduce the environmental footprint of the company. The measurement uses the guidelines set forth in the International Protocol for Wine GHG Emissions Calculation, which separates the sources of GHG emissions according to three areas or scopes that include the company’s direct and indirect emissions. During 2018 the intensity of emissions per bottle of wine was 0.98 kilos of CO2e, as compared to 1.07 kilos of CO2e in 2017.

Moving forward towards GHG emissions management, the company has set the goal of reducing by 30% its direct emissions by 2020 from a 2014 base year and to achieve by 2020 a 100% of electricity supply from renewable sources. In this way, during 2018 the company achieved a 69% of supply from renewable electricity. In addition, the Company is reporting its management on Climate Change to the Carbon Disclosure Project (CDP), an organization that promotes companies’ performance in this area.

Viña Concha y Toro’s commitment goes beyond its operations, including the conservation of the biological environment. The conservation of biodiversity is of great importance for the company. The presence of different species of flora and fauna inhabiting Viña Concha y Toro’s natural forests and watercourses proves the excellent state of preservation of its natural heritage, which coexists with the production of quality wines. The Company’s Natural Forest Conservation Program seeks to provide a framework for the protection of more than 3,270 hectares of sclerophyllous natural forest and scrub in its various estates. This program considers the registration with the National Forest Corporation (CONAF) of the area corresponding to this ecosystem, which obliges not to exploit this resource and, voluntarily, know and improve its condition.

In this context, in 2015 the Company completed the biodiversity inventories of 100% of the 3,272 hectares of natural forest that it owns in Chile and developed Conservation Management Plans for the whole surface in 2017. The following phase in the conservation program consists in the implementation of the management plans for each of the estates with natural forest, with the objective of maintaining their state of preservation and the biological diversity, ecosystems, soils, and watercourses.

Viña Concha y Toro maintains a comprehensive certification system that allows to continuously improve its processes, as part of a competitiveness strategy, in order to position itself as a leader in sustainable practices. It has been certified under the National Sustainability Code of Wines of Chile since 2012. This certification system is voluntary and proves its commitment to environmental, social and ethical management. The company has a Quality Management System to ensure the quality of its wines, using standardized processes, protocols, a HACCP system, verification systems, and internal and external control systems. The Company is certified under the standards British Retail Consortium (BRC) and the International Food Standard (IFS), both standards are recognized worldwide and seek to standardize the quality, safety, and compliance with legal obligations of food products.

Viña Concha y Toro has established an Ethical Management System which is based on the company’s Corporate Ethics Standard. This system is based on the company´s internal principles and values established in its Code of Ethics, and it gathers at the same time the ethical requirements of clients. This standard is implemented in all of the Company’s facilities and in the main contractor companies related to the bottling plants.

Additionally, Viña Concha y Toro integrates the Dow Jones Sustainability Index for the fourth consecutive year, improving its scores in all areas of evaluation and progressing significantly within the beverage industry. Also, the company has been listed on the Dow Jones Sustainability Index MILA Pacific Alliance (DJSI MILA) for the second time.

The risks associated with not having a sustainability strategy are that the stakeholders begin to generate requests that the company is unable to address in the time required. The requirements on sustainability are growing; this is the reason why the company has faced the issue proactively. More information is available in the Company’s Sustainability Report.

Government Regulation

Chilean Regulation. The Company is subject to the full range of governmental regulations generally applicable to companies engaged in business in Chile, such as labor laws, social security laws, public health, consumer protection, environmental laws, securities laws and anti-trust laws, as well as regulations to ensure sanitary and safety conditions in the production, bottling and distribution of beverages. The main regulatory entity for Chilean corporations (sociedades anónimas) is the Commission for the Financial Market (Comisión para el Mercado Financiero) (“CMF”), a professional body and technical entity that replaced the former Superintendence of Securities (Superintendencia de Valores y Seguros de Chile) (“SVS”). Law No. 21,000, published on February 23, 2017, contains the regulatory framework applicable to this new regulatory entity. The CMF started to operate on December, 2017, although it became fully operative as from January 15, 2018, when the former SVS was suppressed. In order to fulfill its objective, the CMF maintained the powers already vested in the SVS, and was also granted with important new attributions, such as the power to: (i) require information on persons’ banking operations, even if it is subject to secrecy or confidentiality. (ii) access to private properties and, if necessary, enter by force with the help of law enforcement officers, (iii) registering and seizing all kinds of objects and documents, (iv) intercepting communications and obtaining from telecommunication companies copies and records of communications transmitted or received by them. These measures will be subject to control and prior authorization by the courts.

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

Environmental Regulation. The Chilean Constitution of 1980 grants all citizens the right to live in an environment free of pollution. It further provides that it is a State duty to enforce this right and to protect the environment. The Chilean Constitution also contemplates a remedy (recurso de protección) before the corresponding Appeals Court in the cases where the right of living in a clean environment has been compromised due to actions or omissions of the Government or third parties.

The legal framework in this subject is composed of: (i) Law No. 19,300, Environmental General Basis Law; (ii) Law No. 20,417, which creates the Ministry of the Environment, the Environmental Assessment Service (“SEA”), and the Superintendency of the Environment; (iii) Law No. 20,600, which creates the Environmental Courts; (iv) Law No. 20,920, regarding waste management, extended producer responsibility and recycling encouragement; and (v) Decree No. 40/2012 issued by the Ministry of Environment, which sets forth the Environmental Impact Assessment System (“SEIA”).

The applicable legislation indicates that any new project or activity or modification to an existing project or activity that may have an impact on the environment is subject to the SEIA and it also regulates all major activities that will most likely have an environmental impact establishing liability standards for the noncompliance of the obligations set forth in the applicable regulation, according to which perpetrators of environmental damage are liable to compensate the victims, restore the environment and are subject to financial penalties.

The main Environmental Authorities that form part of the Chilean environmental system are: (i) the Ministry of the Environment, that collaborates in the design and application of environmental policies, plans and programs; (ii) the Superintendency of the Environment, that is the service responsible for executing, organizing and coordinating the compliance and enforcement of the environmental regulation; (iii) Environmental Courts, which have jurisdiction to review claims of illegality of specific administrative acts and norms issued by the Ministry of the Environment, the Superintendency of the Environment, the SEIA, and other governmental agencies with environmental regulatory authority; environmental damage claims; and appeals against rulings that reject a project submitted to the SEIA; (iv) the SEA, which is responsible for the assessment of projects that according to the Environmental Law and Regulation that must be environmentally assessed prior to their implementation; and (v) other sectorial authorities with environmental jurisdiction regarding the permits or authorizations required for the execution of the projects and/or activities, together with their modifications that may have an environmental impact.

On the other hand, the provisions established in Law No. 20,920, attempt to redefine the current approach of waste management in our country and has positioned Chile as a pioneer in Latin America by encouraging recycling in a public policy. One of the underlying principles of this Law is that a residue generator is responsible for the waste generated by their products, forcing the producers or importers to internalize the costs and negative externalities associated with its management. In line with the aforementioned, Law No. 20,920 creates the figure of “Extended Producer Responsibility”, which requires producers or first importers of products categorized as “priority products” to recollect and treat through a management system, the waste that their products generate once the useful life of the product ends. This legal provision also indicates that the Superintendency of the Environment is the environmental authority to verify the compliance with the obligations it sets forth, being allowed to impose financial penalties of up to approx. US$ 880,000 in case of minor offenses and up to approx. US$ 8,800,000 in case of very serious offenses.

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

There can be no assurance, however, that no U.S. federal or state agency will commence any action and/or impose any trade sanctions relating to alleged violations of U.S. antitrust laws. The Company believes it is in compliance in all material respects with all presently applicable U.S. federal and state regulations. The Company is not aware of any matters for which it is not in compliance.

Trademarks. The Company has Chilean registrations for its main trademarks, such as CONCHA Y TORO, CASILLERO DEL DIABLO, DON MELCHOR, AMELIA, TERRUNYO, MARQUES DE CASA CONCHA, SUBERCASEAUX, TRIO, SBX, SUNRISE, SENDERO, FRONTERA, TOCORNAL, MAIPO, and TENTA. Trademarks registered by subsidiaries include, CONO SUR, ISLA NEGRA, OCIO, 20 BARRELS, BICICLETA, PALO ALTO, MAYCAS DEL LIMARÍ, TRIVENTO, EOLO, PAMPAS DEL SUR, LA CHAMIZA, FETZER, BONTERRA, FIVE RIVERS, JEKEL, COLDWATER CREEK, EAGLE PEAK, SUNCTUARY, SUNDIAL, VALLEY OAKS, BEL ARBOR, STONY BROOK, FIVE RIVERS, PACIFIC BAY, and 1000 STORIES. Also it has registrations for KROSS and its family-brands KROSS CERVECERIA INDEPENDIENTE, KROSSBAR, KROSS CERVEZA DE ACA-COCINA DE ACA. While the Company also has foreign registrations for many of these trademarks in most of its major export markets, it does not have registrations for all of its trademarks in all of its export markets. The Company believes that its brands and trademarks are among its most important fixed assets and seeks to protect them through registration in most countries where it is possible to claim a registration while publishing its ownership in those countries where to date it is not possible to apply for registration.

4.C. Organizational Structure

The following table lists the significant subsidiaries and affiliates of the Company, the percentage of direct and indirect ownership by the Company and the respective country of incorporation:

Subsidiary	Direct and Indirect Ownership	Country of Incorporation
Inversiones Concha y Toro SpA	100.00%	Chile
Inversiones VCT Internacional SpA	100.00%	Chile
VCT Chile Ltda.	100.00%	Chile
Viña Cono Sur S.A.	100.00%	Chile
Sociedad Exportadora y Comercial Viña Maipo SpA	100.00%	Chile
Sociedad Exportadora y Comercial Viña Canepa S.A.	100.00%	Chile
Viña Maycas del Limarí Ltda.	100.00%	Chile
Transportes Viconto Ltda.	100.00%	Chile
Bodegas y Viñedos Quinta de Maipo SpA	100.00%	Chile
Concha y Toro UK Limited	100.00%	United Kingdom
Cono Sur Europe Limited	100.00%	United Kingdom
Trivento Bodegas y Viñedos S.A.	100.00%	Argentina
Finca Lunlunta S.A.	100.00%	Argentina
Finca Austral S.A.	100.00%	Argentina
VCT Brasil Importación y Exportación Limitada	100.00%	Brazil
VCT Wine Retail Participacoes Ltda.	100.00%	Brazil
VCT Sweden AB	100.00%	Sweden
VCT Finland OY	100.00%	Finland
Concha y Toro Norway AS	100.00%	Norway
VCT Norway AS	100.00%	Norway
Viña Don Melchor SpA	100.00%	Chile
Viña Cono Sur Orgánico SpA	100.00%	Chile
Viña Almaviva S.A.	50.00%	Chile
Industria Corchera S.A.	49.99%	Chile
Corchera Gómez Barris S.A.	49.99%	Chile
VCT Group of Wineries Asia Pte. Ltd	100.00%	Singapore
Fetzer Vineyards	100.00%	United States
VCT USA, Inc	100.00%	United States
Eagle Peak States, LLC	100.00%	United States
Excelsior Wine Company LLC	100.00%	United States
VCT Africa & Middle East Proprietary Limited	100.00%	South Africa
VCT México S.R.L. de C.V.	100.00%	Mexico
VCT& DG México S.A. de C.V.	51.00%	Mexico
Concha y Toro Canada. Ltd	100.00%	Canada
Escalade Wines & Spirits Inc.	50.00%	Canada
Southern Brewing Company S.A.	77.00%	Chile
Gan Lu Wine Trading (Shanghai) Co., Ltd.	100.00%	China
Cono Sur France S.A.R.L	100.00%	France
VCT Japan Company Ltd.	41.00%	Japan
Inmobiliaria El Llano SpA	100.00%	Chile
Wine Packaging & Logistics	16.50%	Chile
Beer Garden Bellavista SpA	26.95%	Chile

4.D. Property, Plant and Equipment

The Company’s headquarters are located at Nueva Tajamar 481, Las Condes, Santiago. The Company owns 17,832 hectares of land throughout Chile, 1,518 hectares of land in Argentina and 466 in the United States. Of these, approximately 12,814 hectares are suitable for planting vineyards and as of December 2018, 11,624 hectares were planted with vineyards. A majority of the remaining hectares are comprised of roads, hills and riverbanks. The remainder is used for vinification and bottling plants, cellars and other buildings. None of the Company’s properties that are material to its business are mortgaged or otherwise encumbered.

As described in the section Item 4 — “Information on the Company — Business Overview — Vineyards.”, the Company leases 538 hectares, comprising two leases in Maipo Valley, three leases in Casablanca Valley, two leases in Colchagua Valley and three leases in Mendocino/San Luis Obispo, California.

The Company’s main equipment assets include harvesting machinery, grape crushers, concrete and stainless steel tanks and barrels. As of December 31, 2018, Concha y Toro’s aggregated winemaking and cellar capacity in Chile was approximately 456 million liters including 50 thousand barrels. In the Mendoza region, Viña Trivento owns three vinification and cellar facilities and a bottling plant with a total capacity of 34.9 million liters. In the United States, Fetzer owns one facility with a total capacity of 37.9 million liters.

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

Although the Company believes that it is in compliance with all applicable environmental regulations, it is still in the process of improving the water treatment systems in all of its manufacturing plants. The Company has water treatment plants or systems, owned or contracted to third parties, in all of its plants. During 2018, 2017 and 2016, the Company dibursements in water treatment plants totaled Ch$1,643 million, Ch$1,460 million, and Ch$1,230 million, respectively. Total investments in assets oriented towards environmental improvements amounted Ch$2,428 million in 2018, Ch$2,738 million in 2017, and Ch$2,966 million in 2016. For further information, see Note 34 to the Financial Statements.

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

5.A. Operating Results

Overview

Concha y Toro is a vertically-integrated wine producer. The Company is the largest producer of wine in Chile and also owns a winery in Argentina, Trivento Bodegas y Viñedos and a winery in the United States, Fetzer Vineyards. The Company is Chile’s leading bottled wine exporter, one of the top-selling wineries in the domestic market, third bottled wine exporter by volume in Argentina and ninth in volume sales in the United States.

The Company reports financial information by segments considering the information available to the Company’s key decision makers regarding matters which allow measuring profitability and making decisions on investments in business areas. Management has determined that the Company operates in two business segments: Wines and Other.

The activities of these two operating segments consist of Wines: production, distribution and marketing of wines under all its brands, including agricultural, oenological and packaging operations that are transversal to all products and markets in Chile, Argentina and the United States; The storage, transportation and marketing of them in the domestic market and exports, including consolidation in those countries where there is an importer, distributor or related commercial office. Other: grouping of other products not specifically related to the production, distribution and marketing of wine. This segment includes the distribution of spirits, production and distribution of premium beers in Chile, wine bar and tours in Pirque, among others.

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

This process has enabled the Company to identify those areas that have shown a lower return than expected, and look for efficiencies and make the corresponding restructures to materialize cost savings. This internal review has allowed the company to draw a new roadmap, 2022 Strategy and set goals for 2022. The strategic plan seeks to increase the operating margin from 10.7% in 2016 to 16% -16.5% in 2022. To achieve the proposed objective, the company has outlined specific actions, which include the following:

•	Internal restructuring process aimed at generating operational synergies and cost savings. This has generated efficiencies in areas of support, rationalization of brands and SKUs, closing of operations, optimization of processes and maximizing asset utilization. This process was completed during 2018 and the company estimates it will generate operational savings of $18,800 million in regime, from 2020 onwards. During 2018 and 2017, restructuring costs and expenses were generated for indemnities and expenses in consultancies, which totaled Ch$6,141 million and Ch$5,310 million respectively. In 2018, efficiencies and savings of the restructuring process totaled Ch$10,466 million, and net savings (of severance payments and consultancies) totaled Ch$4,325 millones.
45

•	Increase in profitability in domestic markets of Chile, the USA, and Argentina (the latter represents a small portion of the Company’s operation), which have shown a lower than expected performance. To achieve these, the company has implemented price adjustments, reviewing margins by products and seeking greater efficiencies in the distribution.

•	Reorientation of the commercial strategy, towards growth in value with an increasing focus on the higher-growth, higher –margin premium categories of the wine industry. During 2018 the company worked on the implementation of this new commercial strategy, which involved: a new commercial structure; the creation of new roles to strengthen and ensure the positioning and correct route to market of brands; working with a Brand Matrix, a tool that ranks brands in four categories according to their relevance and growth potential: Principal, Invest, Protect and Watch categories. The Brand Matrix, a tool which allows to focus on the priority brands included in the Principal and Invest categories, with the greatest potential for growth and relevance; and the rationalization of the corporate portfolio which meant eliminating more than eighty brands that represented approximately 1.9% of the sale, but that did not meet their minimum profitability objectives and made the productive operation more complex. On the other hand, a new marketing area of analytical and market intelligence was created and the area of innovation and product development were strenghthend.

•	Special focus on the Casillero del Diablo brand. The Company seeks to capitalize on the strong positioning of its leading global brand, and the only brand defined as Principal, through continuing line extensions to the higher price segments and continuous brand building and innovation.

•	Prioritize the group’s other premium brands that have shown a strong growth performance and have a good positioning in their key markets such as: Cono Sur Bicicleta, Trivento Reserve, Bonterra and 1000 Stories. All of these defined as Invest brands.

•	Focus on key markets, where the company has a strong position and are the most attractive for future growth.

•	As part of this strategy and with the objective of having total control of distribution in such a relevant market as the United States, in July 2018, the Company completed the acquisition of 50% of the subsidiary Excelsior Wine Company. This has allowed us to unify the sales force for the brands of origin Chile, Argentina and California under the commercial arm of Fetzer Vineyards. This new structure gives us a larger scale, a relevant factor in the face of the strong consolidation we have observed in the North American market. Also with this unification we will see relevant synergies and an increase in investment in marketing for brand building, especially strengthening the premium segment.

•	Continuous innovation in the non-wine category, development of new products to respond to new market trends. In addition, the company increased its ownership interest in the Premium Kross Beer craft brewer from 49% to 77%. This is a segment of high growth and attractive return.

In addition, during 2017, seeking to maximize the economic value of its agricultural assets, the company identified certain lands with real estate potential, mainly those which are located in urban and rural areas of high economic value. The company created a subsidiary, Inmobiliaria El Llano SpA, dedicated to manage these assets. The company has identified around 400 hectares with real estate potential in the Metropolitan Region in the districts of Puente Alto, San Bernardo and Buin. Of these, in a first stage (next 10 to 15 years) 43 hectares will be prioritized for its development and the subsidiary is already doing the studies and the preparation of the projects to develop them in an associative way.

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

Critical Accounting Policies

A summary of the Company’s significant accounting policies is included in Note 2 to the Company’s Consolidated Financial Statements. The preparation of consolidated financial statements requires management to make estimates and assumptions and exert judgment. These actions affect the amounts reported in the Consolidated Financial Statements. Included below are the accounting policies which the Company considers critical to its business.

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

The Company and its subsidiaries have recognized impairment for obsolescence of raw materials, finished products, products in-process and supplies on the basis of technical reports and on turnover level of stocks maintained and /or from the assessment of its use in the future. For 2018, 2017 and 2016, the recognized impairments totaled ThCh$5,859,381; ThCh$4,696,385 and ThCh$3,760,999, respectively.

b) Goodwill

Goodwill generated by the acquisition of investments is not subject to amortization and, at each yearend or when otherwise required due to significant adverse changes, impairment testing is conducted. The recoverable amount is the greater between the fair value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. The approaches are commonly used in business valuations and used on the goodwill associated with the Fetzer Vineyards, Southern Brewing Company and Excelsior Wine Company value are:

Income approach, that focuses on the income-producing capability of the entity. The most widely used methodology is the discounted cash flow (DCF). For the DCF analysis the following variables were used:

-	Expected after-tax, debt-free cash flow from operations where the key driver is estimated net sales at rates consistent with internal budgets.
-	Expected new capital expenditures which are consistent with internally developed budgets.
-	Weighted Average Cost of Capital. During the prior three years the weighted average cost of capital has not varied materially. External market conditions could have a significant impact on the future WACC used and could have a material impact on the estimated value of the cash generating units (CGU).

Market Approach, that measures value based on what other purchasers in the market have paid for businesses, or interests in businesses that can be considered reasonably similar to the subject business. Valuation multiples are considered based on financial information available and share price data for the selected guideline companies, as well as forward looking revenue and earnings estimates. Selected multiples for Fetzer Vineyards and Company and Excelsior Wine Company during 2018 were determined based on market. Valuation multiples are calculated utilizing actual transaction prices and operating data from target companies deemed reasonably similar to the subject business.

The determined multiples for the current (2018) and next year (2019) as follows:

	2018	2019
Revenue	3.3	2.2
EBITDA	20.6	12.4

Based on the methodologies described above the estimated fair value of Fetzer, Southern Brewing Company and Excelsior Wine Company was in excess of the cost basis and no impairment of goodwill was recorded during the year ended December 31, 2018.

c) Property, Plant and Equipment and Amortized Intangibles

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

The Company reviews property, plant and equipment and amortizable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated total undiscounted future cash flows directly associated for each Cash Generating Unit (CGU) is identified and compared to the carrying amount of CGU. If this comparison indicates that there is impairment, the amount of the impairment is calculated by comparing of fair values against, discounted cash flows to determine the recoverable amount between them and then compare to the carrying amount. (Further detail in Note 2.12 to the Consolidated Financial Statements).

d) Derivative Financial Instruments

Company exports sales are mainly denominated in U.S. dollar, Sterling pound, euro, Canadian dollar, and Brazilian real. Thus, the Company’s financial results could be affected due to variations in exchange rates.
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

As of December 31, 2018, 98.72% of the global derivative instruments portfolio was comprised by contracts that qualify as hedging instruments. For accounting purposes these were subscribed by the Group Concha y Toro, within its financial risk management policy framework to mitigate the risks associated with exchange rate and interest rate fluctuations through currency forward contracts and interest rate swaps with a maturity till 2023.

Derivatives are recorded by their fair value as of the date of the statement of the financial position. If this value is positive, these are recorded under item “Other financial assets” and if its value is negative, these are recorded within item “Other financial liabilities”, illustrating the change in its fair value in the comprehensive statement of income as described as follows, pursuant to the type of hedging to which it corresponds (See Note 2.6 of the Consolidated Financial Statements):

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

In accordance with IAS 41, and based on the results of analysis and calculation of the Company concluded that the fair value of grapes at the time of harvest approximates the book value and therefore the grapes at the point of harvest are considered to be measured at fair value less estimated costs to sell, and then are transferred to inventory. (Further detail in Note 2.13 of the Consolidated Financial Statements).

f) Benefits to employees

The Company’s management uses assumptions in order to determine the best estimate for these benefits. The valuation of these obligations is performed through an actuarial calculation. The assumptions used in this calculation include the pension rotation hypothesis, the mortality rate, the discount rate, the expected rise in remuneration and the future permanence, among others. The main actuarial hypothesis used for the calculation of severance indemnity obligations and seniority bonus is detailed in note 24.3 to the Consolidated Financial Statements.

Actuarial gains or losses that can occur due to variations of defined pre-established obligations are directly recorded in other comprehensive income or losses for the year.

Actuarial gains or losses arise from the deviations between estimates and actuality of the actuarial hypothesis behavior or in the reformulation of the established actuarial hypothesis.

As of December 31, 2018, the sensitivity of the value for post-employment benefits before variations in the discount rate of 1% in the case of an increase in the rate represents a decrease of ThCh$378,291 (ThCh$142,978 as of December 31, 2017) and in case of a decrease in the rate represents an increase of ThCh$472,205 (ThCh$179,627 as of December 31, 2017).

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

Income Statement Abstract - as Percentage of Revenue(1)

Year Ended December 31,	2018	2017	2016	% Chg 2018/2017	% Chg 2017/2016
Revenue	100.0	100.0	100.0	0.1%	(2.4%)
Cost of sales	(66.7)	(67.2)	(65.6)	(0.6%)	(0.1%)
Gross profit	33.3	32.8	34.4	1.6%	(6.8%)
Distribution costs and Administrative expense	(24.3)	(23.5)	(24.3)	3.5%	(5.6%)
Other income, Other expense by function	0.7	0.7	1.0	(1.0%)	(30.3%)
Profit from operating activities	9.8	10.1	11.2	(3.1%)	(11.8%)
Finance income	0.2	0.1	0.2	62.0%	(41.2%)
Finance costs	(1.9)	(1.6)	(1.6)	16.6%	(3.1%)
Share of profit of associates and joint ventures accounted for using equity method	0.4	0.5	0.7	(20.8%)	(27.9%)
Foreign currency translation differences and Income (expenses) from indexed adjusted units, net	1.6	1.3	0.1	21.0%	1,020.0%
Income tax expense	(1.9)	(1.9)	(2.7)	(4.1%)	(29.3%)
Profit attributable to owners of parent	8.0	8.4	7.7	(4.5%)	5.7%

(1) In 2018, the Company adopted a new accounting rule, IFRS 15. Thus, 2018, 2017 and 2016 figures are presented according to this rule. The adoption of IFRS 15, has an impact on revenue recognition, reducing revenues for Ch$26,631 million in 2018, Ch$30,269 in 2017, and Ch$29,876 million in 2016. This impact is offset at the distribution cost line, thus leaving the Profit from operating activities unchanged.

Revenue Breakdown(1)
(Ch$ million)

	Year Ended December 31,			% Change
	2018	2017	2016	2018/2017	2017/2016
Wine
Chile domestic market – wine	79,473	69,284	65,315	14.7%	6.1%
Export markets	404,701	398,428	411,365	1.6%	(3.1%)
Argentina domestic	5,261	8,276	6,979	(36.4%)	18.6%
Argentina direct exports	12,358	14,569	18,510	(15.2%)	(21.3%)
U.S.A. domestic	64,151	62,035	62,321	3.4%	(0.5%)
U.S.A. direct exports	7,756	6,194	5,638	25.2%	9.9%
Others
Chile domestic market – new business	31,510	43,138	50,931	(27.0%)	(15.3%)
Other	8,920	11,592	7,513	(23.0%)	54.3%
Total revenue	614,129	613,515	628,572	0.1%	(2.4%)

Sales of Bottled Wine(1)
(Ch$ million)

	Year Ended December 31,			% Change
	2018	2017	2016	2018/2017	2017/2016
Chile domestic market – wine	78,239	69,284	64,795	12.9%	6.9%
Export markets	375,292	394,543	408,298	(4.9%)	(3.4%)
Argentina domestic	5,217	7,759	6,489	(32.8%)	19.6%
Argentina exports	11,114	14,405	18,080	(22.8%)	(20.3%)
U.S.A. domestic	67,388	61,192	62,186	10.1%	(1.6%)
U.S.A. exports	7,756	6,194	5,638	25.2%	9.9%
Total	545,005	553,378	565,486	(1.5%)	(2.1%)

(thousand liters)

	Year Ended December 31,			% Change
	2018	2017	2016	2018/2017	2017/2016
Chile domestic market – wine	68,293	65,730	69,118	3.9%	(4.9%)
Export markets	182,783	207,876	213,659	(12.1%)	(2.7%)
Argentina domestic	5,394	5,646	5,542	(4.5%)	1.9%
Argentina exports	4,756	6,497	9,314	(26.8%)	(30.2%)
U.S.A. domestic	18,477	16,955	16,897	9.0%	0.3%
U.S.A. exports	2,291	2,055	1,868	11.5%	10.0%
Total	281,994	304,760	316,398	(7.5%)	(3.7%)

(1) In 2018, the Company adopted a new accounting rule, IFRS 15. Thus, 2018, 2017 and 2016 figures are presented according to this rule. The adoption of IFRS 15, has an impact on revenue recognition, reducing revenues for Ch$26,631 million in 2018, Ch$30,269 in 2017, and Ch$29,876 million in 2016. This impact is offset at the distribution cost line, thus leaving the Profit from operating activities unchanged.

a) Operating Results: 2018 – 2017 (1)

Figures are stated according to new IFRS 15 rules.

(Ch$ million, except for volume)
	Year Ended December 31,			% Change
		2018	2017	2018/2017
Volume (thousand liters)		314,868	334,224	(5.8%)
	Wine	297,267	313,608	(5.2%)
	Others	17,602	20,616	(14.6%)
Revenue		614,129	613,515	0.1%
	Wine	573,699	558,786	2.7%
	Others	40,430	54,730	(26.1%)
Cost of sales		409,543	412,079	(0.6%)
	Wine	379,006	366,454	3.4%
	Others	30,536	45,625	(33.1%)
Gross profit		204,586	201,436	1.6%
	Wine	194,693	192,332	1.2%
	Others	9,893	9,104	8.7%
Distribution costs and Administrative expense		149,127	144,119	3.5%
	Wine	139,317	134,610	3.5%
	Others	9,809	9,508	3.2%
Other income, Other expense by function		4,548	4,594	(1.0%)
	Wine	4,158	(185)	(2350.9%)
	Others	389	4,779	(91.9%)
Profit from operating activities		60,007	61,912	(3.1%)
	Wine	59,534	57,537	3.5%
	Others	473	4,375	(89.2%)

(1) In 2018, the Company adopted a new accounting rule, IFRS 15. Thus, 2018, 2017 and 2016 figures are presented according to this rule. The adoption of IFRS 15, has an impact on revenue recognition, reducing revenues for Ch$26,631 million in 2018, Ch$30,269 in 2017, and Ch$29,876 million in 2016. This impact is offset at the distribution cost line, thus leaving the Profit from operating activities unchanged.

Revenue. In 2018, revenue was Ch$614,129 million, an increase of 0.1% compared to 2017. The wine segment had an increase of 2.7% and non-wine had a decline of 26.1%. Sales at the wine segment showed higher average prices and lower volume in external markets, which is in line with the implementation of a new commercial strategy, focused on brands and markets with the highest profitability. They also reflect lower volume in 4Q18, which was impacted mainly by a productive transition, after the closure of Lo Espejo plant, that slowed down shipments .

Wine. Revenue in the wine segment (including the sales of bottled wine, bulk wine and other sales related to the wine segment) increased 2.7% to Ch$573,699 million, reflecting a better sales mix, a higher average price, and lower sales volume in export markets, in line with a new commercial strategy that seeks value growth and higher profitability in all business areas. Throughout the year, the Company’s financial reflected price increases and reduced promotional activities. The Company has also exited from 82 brands that did not meet the new profitability standards.

Domestic Market Wine. Sales increased 14.7%, totaling Ch$79,473 million, from higher average price (+8.6%) and higher volume (+3.9%). Premium bottled wine grew 13.3% in volume, with a positive performance of such priority brands as Casillero del Diablo, Cono Sur Bicicleta, and Marques de Casa Concha, which growth rates were 10.4%, 15.6%, and 5.9%, respectively.

Export Revenues. In 2018, Exports from Chile and distribution subsidiaries totaled Ch$404,701 million, increasing 1.6%. This is the result of an increase of 9.0% in the average price, following the strategy of repositioning the brands at higher prices, a better mix and the change of distribution model in the USA. The sales volume declined 7.1% explained by the rationalization of the portfolio, change of focus towards premium brands, and the impact of the change in distribution in the US market. In addition, in the fourth quarter, shipments were impacted by the abovementioned productive transition and port strike.

In export regions, sales in US dollar terms increased 19.0% in USA (mainly on higher prices to third parties as a consequence of the integration of the distribution business), 5.5% in Europe, 7.1% in Central America and Caribbean, and 1.1% in Canada. Exports declined South America (10.7%), Asia (8.0%), and Others in Africa and Middle East (17.1%).

Regarding the exchange rate effect, in the period the average Chilean peso, reported by the Central Bank of Chile, appreciated against the US dollar (1.3%), Brazilian Real (15.5%), Mexican peso (3.2%), Swedish krona (3.1%), and Canadian dollar (1.2%). The Chilean peso depreciated against the Euro (3.1%), Sterling pound (2.2%), and Norwegian krone (0.3%)

Argentine Operations. Sales from the Argentine operation (including shipments to distribution subsidiaries) totaled Ch$30,820 million, down 5.5%. Total exports from Argentina, comprising direct exports and exports through distribution subsidiaries increased 5.0%, as result of 35.1% growth rate at distribution subsidiaries, partly offset by a decline of 15.2% in direct exports.

In the domestic market, which represents 1% of consolidated revenue, sales declined 36.4%, on adverse currency movements and lower volume. This reflects a scenario of price increases and the exit from lower-end, less-profitable products.

U.S.A. (Fetzer). In the period, sales at the subsidiary based in USA, Fetzer Vineyards, reached Ch$77,039 million, with an increase of 3.4%, reflecting a higher average price and a lower volume.

Domestic sales grew 3.4%, from a 6.1% higher average price, reaching US$5.9 per liter, and a 1.7% decline in bottled volume. Differently from 2017, in 2018 the Company did not sell bulk wine. Fetzer Vineyards’ direct exports increased 25.2% and exports to distribution offices declined 18.2%, reflecting the new commercial strategy, which is translated into higher prices and the exit from non-priority products.

Others. Other operating segment decreased 27.0% in the period, mainly on lower revenues at the New Business segment following the end of the distribution agreement with Diageo. This was partly offset by higher revenues of Premium beer, such as Miller, Kross, and the new distribution agreement with Estrella Damm.

Cost of sales. In 2018, Cost of sales was Ch$409,543 million, 0.6% below the figure of the previous year, reflecting a lower sales volume, in a context of a higher cost of wine effect in Chile and Argentina in 2018. The cost of sales to sales ratio was 66.7%, 50bp lower than in 2017. In the period, the Company recognized extraordinary costs for Ch$2,035 million related to the ongoing restructuring process. The figure was Ch$1,430 million in 2017.

Wine. In 2018, the cost of wine sales was Ch$379,006 million, with an increase of 3.4% from the figure in 2017. Cost of sales as a percentage of wine sales increased to 66.1% from 65.6%. This higher ratio is explained primarily on the higher cost of wine purchased from third parties in Chile and Argentina, offset in part by an internal reduction in the wine cost.

Others. In 2018, the cost of other sales decreased 33.1% totaling Ch$30.536 million, mainly from the end of the distribution agreement with Diageo. The cost of sales as a percentage of total other sales decreased to 75.5% from 83.4%.

Gross profit. In 2018, the gross profit was Ch$204,586 million, increasing 1.6%. As a percentage of sales, the gross profit was 33.3%, 50bp above the figure of 32.8% in 2017.

Wine. In 2018, the gross profit recorded an increase of 1.2%, totaling Ch$194,693 million. The gross profit as percentage of sales decreased 50 basis points, reaching 33.9%, reflecting the impact above described.

Others. In 2018, the gross profit was Ch$9,893 million, increasing 8.7% from the figure of 2017, which is explained by the effects mentioned above. The gross profit as percentage of sales was 24.5% in 2018, from 16.6% in 2017.

Distribution costs and Administrative expense. In 2018, it was Ch$149,127 million, 3.5% above the figure of 2017. As a percentage of sales, SG&A was 24.3% in the period, increasing 80bp and reflecting an increase in the wine business.

Wine. In 2018, SG&A was Ch$139,317 million, increasing 3.5% from 2017. As percentage over sales, Distribution costs and Administrative expense increased 20 basis points, reaching 24.3%. This is a reflect of a lower dilution of expenses on lower volume, and the integration of the distribution business in USA from July 2018. In 2018 and 2017, the Company recognized extraordinary restructuring expenses (consultancy fees and severance payments) for Ch$5,192 million and Ch$3,880 million, respectively.

Others. In 2018, SG&A amounted Ch$9,809 million, increasing 3.2% from the figure in 2017. As percentage over sales, Distribution costs and Administrative expense increased 690 basis points, reaching 24.3%, mainly from the end of the distribution agreement with Diageo.

Other Income and expense. In 2018, Other income net of Other expense totaled Ch$4,548 million, 1.0% below the figure of Ch$4,594 million in 2017. Reflecting (i) Extraordinary income from investments revaluation, which amounted Ch$6,218 million in 2018 in the context of the purchase of the remaining 50% stake of Excelsior in July of 2018, and $2,485 million in 2017, related to the purchase of incremental ownership in Kross beer; (ii) extraordinary expenses amounting Ch$2,263 million in 2018, related to the closure of Lo Espejo plant, and other restructuring items. Additionally, in 2017 the sale of Real Estate assets contributed with Ch$1,961 million to Other income.

Wine. In 2018, Other income and expense was a net gain of Ch$4,158 million, above the net expense Ch$185 million recorded in 2017. The difference is primary explained by. investments revaluation, related to the purchase of the remaining 50% stake of Excelsior in July of 2018.

Others. Other income and expense was Ch$389 million in 2018, below the Ch$4,779 recorded in 2017. In 2017, the line includes net sales from the Real Estate Business for Ch$1,961 million, and in the context of purchase of incremental ownership in Kross beer, a gain of Ch$2.485 million from the revaluation of its previous investment in Kross.

Profit from operating activities. In 2018, it was Ch$60,007 million, 3.1% below the figure of 2017. The operating margin was 9.8% in 2018, 30bps below the figure of 10.1% in 2017.

Wine. In 2018, the profit from operating activities increased 3.5% totaling Ch$59,534 million. This reflects mainly a higher gross profit and investment revaluation from the integration of Excelsior.

Others. In 2018, the profit from operating activities was Ch$473 million, below the figure of Ch$4,375 recorded in 2017. This reflects an income from the Real Estate business in 2017, revaluation of investments after the acquisition of incremental share in Kross.

Financial costs, net of Financial income and Adjustment units. In 2018 Financial costs net of financial income and adjustment units were Ch$11,739 million, increasing 16.9% from 2017, and reflecting an increase in the financial debt, following a bond placement in January of 2018, in a context of debt restructuring, driven by lower long-term interest rates.

Share of profit (loss) of associates and joint ventures accounted for using equity method, was Ch$2,578 million in 2018, from Ch$3,255 million in 2017. Further details are in Note 11 to the Consolidated Financial Statements.

Exchange differences and Income from adjustment units, net, recorded a gain of Ch$9,634 million in 2018, from a gain of Ch$7,959 million in 2017, mainly from higher exchange differences. The Company uses derivatives contracts as part of its hedging policy in order to mitigate the effects of currency fluctuations. Further details are in Note 31 to the Consolidated Financial Statements.

Income Tax Expense. In 2018, Income tax expense was Ch$11,394 million, 4.1% lower than the figure of Ch$11,877 million in 2017, mainly on lower profit before taxes and lower taxes in USA and Argentina. Further details are in the note 21 to the Consolidated Financial Statements.

Profit (loss) attributable to owners of parent. In 2018, Profit attributable to owners of parent was Ch$49,111 million, 4.5% below the figure for 2017. Net margin was 8.0% in 2018, vs. 8.4% in 2017 (-40 bp).

b) Operating Results: 2017 – 2016(1)

Figures are stated according to new IFRS 15 rules.

(Ch$ million, except for volume)

	Year Ended December 31,			% Change
		2017	2016	2017/2016
Volume (thousand liters)		334,224	351,066	(4.8%)
	Wine	313,608	325,980	(3.8%)
	Others	20,616	25,086	(17.8%)
Revenue		613,515	628,572	(2.4%)
	Wine	558,786	570,128	(2.0%)
	Others	54,730	58,444	(6.4%)
Cost of sales		412,079	412,382	(0.1%)
	Wine	366,454	368,583	(0.6%)
	Others	45,625	43,799	4.2%
Gross profit		201,436	216,190	(6.8%)
	Wine	192,332	201,545	(4.6%)
	Others	9,104	14,645	(37.8%)
Distribution costs and Administrative expense		144,119	152,599	(5.6%)
	Wine	134,610	138,631	(2.9%)
	Others	9,508	13,968	(31.9%)
Other income, Other expense by function		4,594	6,595	(30.3%)
	Wine	(185)	5,314	(103.5%)
	Others	4,779	1,281	273.1%
Profit from operating activities		61,912	70,185	(11.8%)
	Wine	57,537	68,228	(15.7%)
	Others	4,375	1,958	123.4%

(1) In 2018, the Company adopted a new accounting rule, IFRS 15. Thus, 2018, 2017 and 2016 figures are presented according to this rule. The adoption of IFRS 15, has an impact on revenue recognition, reducing revenues for Ch$26,631 million in 2018, Ch$30,269 in 2017, and Ch$29,876 million in 2016. This impact is offset at the distribution cost line, thus leaving the Profit from operating activities unchanged.

Revenue. In 2017, revenue was Ch$613,515 million, 2.4% lower than the figure of 2016. Higher average prices were offset by lower volume and adverse currency fluctuations. On a constant currency basis revenue was up 1.0%.

Wine. Revenue in the wine segment (including the sales of bottled wine, bulk wine and other sales related to the wine segment) decreased 2.0% to Ch$558,786 million. This mainly reflects 3.8% lower sales volume in line with a new commercial strategy that seeks value growth and higher profitability in all business areas. Throughout the year, the Company has carried out across-the-board price increases with a higher focus on Premium category, and reduced promotional activities.

Domestic Market Wine. Domestic bottled wine sales increased 6.9% totaling Ch$69,284 million, driven by a higher average price. Sales increased in both, the Premium and Non-Premium segments. Bottled volume declined 4.9% mainly reflecting the contraction of Non-Premium wine as Premium volume remained growing.

In 2017, Premium-wine sales grew in value reflecting a 5.6% increase in volume and a higher average price. Non-Premium wine sales grew as a result of a higher average price, partly offset by a decrease of 5.8% in volume. This has resulted in a mix improvement with the premium category increasing its share to 8.9% in volume terms (+90bp), and 30.4% in value terms (+130bp).

The reported Chile Domestic Market- Wine segment recorded a decline of 7.1% in volume on the decline of 100% in bulk wine sales.

Export Revenues. Export sales of bottled wine from Chile and distribution subsidiaries totaled Ch$394,543 million, declining 3.4% on a reported basis and increasing 0.8% on a constant currency basis. Higher average prices, measured in local currencies of our markets were offset by lower volume and a negative exchange rate impact.

In the period, according to the Central Bank of Chile, the average Chilean peso appreciated against the US dollar (4.2%), Sterling pound (10.0%), Euro (2.2%), Swedish krona (4.1%), Norwegian krone (2.6%), Canadian dollar (2.2%), and Mexican peso (0.6%). The Chilean peso depreciated only against one of our relevant foreign currencies, the Brazilian real (4.3%).

During the year, the Company carried out price adjustments across its markets, and deliberately exited unprofitable segments seeking a sustainable profitable growth for its entire sales portfolio. However, towards the end of the year the Asian markets showed an important recovery in volume (+38.8% in 4Q17), closing 2017 with an increase of +4.0% in bottled volume. Recovery was also seen in Canada (+0.5%), while volume decreased in South America (-4.5%), Africa and Others (-15.9%), Central America and Caribbean (-7.8%), USA (-8.0%), and Europe (-1.6%).

Argentine Operations. Sales of bottled wine from the Argentine operation (excluding shipments to distribution subsidiaries) totaled Ch$22,164 million, down 9.8% on lower exports in the Non-Premium category, as the company has exited lower-end, less-profitable products in a scenario of lower availability of wine.

In line with the company’s strategy and facing a scenario of higher wine costs, the Company has increased prices and remains focused on more profitable products.

U.S.A. (Fetzer). In the period, Fetzer’s bottled sales (excluding shipments to distribution subsidiaries) totaled Ch$67,387 million, with a decrease of 0.6% from the previous year, and an increase of 3.5% on a constant currency basis.

Domestic market sales of bottled wine grew 1.3% in volume and declined 0.6% in Chilean pesos, reaching Ch$61,192 million. Export sales increased 10.0% in volume and 9.9% in Chilean pesos, amounting Ch$6,194 million. Our priority brands, Bonterra and 1000 Stories increased 15.0% and 34.4% in volume, respectively.

Others. Other operating segment decreased 6.4% in the period. This result mainly reflects the end of the distribution agreement of Monster energy drink, as of October 2016. Sales increased in categories such as pisco (+8.8%) and premium beer (+12.2%), led by growth at Miller, Kross, Cusqueña, and Grolsch. In the case of Kross, there was an organic growth and a positive effect from the consolidation of that company as of November 2017.

Cost of sales. In 2017, the cost of sales was Ch$412,079 million, a decrease of 0.1% from Ch$412,382 million reported in the previous year. The cost of sales as a percentage of total sales reached 67.2%, up 160bp, primary reflecting a higher cost of wine. Moreover, in the period, the Company recognized extraordinary costs of Ch$1,430 million related to the restructuring process, mostly from severance payments. Excluding these costs, the adjusted Cost of sales totaled Ch$410,648 million, a decrease of 0.4%.

Wine. In 2017, the cost of wine sales was Ch$366,454 million, with a decrease of 0.6% from the figure in 2016. Cost of sales as a percentage of wine sales increased to 65.6% from 64.6%. This higher ratio is explained primarily on the higher cost of wine, following weaker grape harvests in Chile and Argentina in 2017, as a consequence of the high temperatures during the summer of 2017.

Others. In 2017, the cost of other sales recorded an increase of 4.2% totaling Ch$45,625 million. The cost of sales as a percentage of total other sales increased to 83.4% from 74.9%, reflecting the end of the distribution of Monster energy drink, which had a relatively higher margin in the portfolio mix. The increase in cost derived from exchange rate fluctuations totaled Ch$427 million during 2017.

Gross profit. In 2017, the gross profit was Ch$201,436 million, with a decrease of 6.8%. As a percentage of sales, the gross profit was 32.8%, declining from the figure of 34.4% in 2016.

Wine. In 2017, the gross profit recorded a decrease of 4.6%, totaling Ch$192,332 million. The gross profit as percentage over sales decreased 90 basis points, reaching 34.4%, reflecting the impact described above.

Others. In 2017, the gross profit was Ch$9,104 million, declining 37.8% from the figure of 2016. The gross profit as percentage over sales decreased 840 basis points, reaching 16.6% as percentage over sales, which is explained by the effects mentioned above.

Distribution costs and Administrative expense. In 2017, Distribution costs and Administrative expense decreased 5.6% to Ch$144,119 million in the period, when compared to Ch$152,599 million in the prior year. As a percentage of sales, Distribution costs and Administrative expense was 23.5%, 80bp below the figure of 24.3% in 2016. In 2017, the Company recognized expenses related to the restructuring process of Ch$3.880 million (mainly severance payments and consultancy fees).

Wine. In 2017, SG&A was Ch$134,610 million, decreasing 2.9% from 2016. As percentage over sales, Distribution costs and Administrative expense decrease 20 basis points, reaching 24.1%. This is a result of efficiency gains and from the restructuring process, as well as the favorable impact of exchange rates fluctuations. Approximately 50% of the Company’s Distribution costs and Administrative expense are denominated in foreign currencies.

Others. In 2017, SG&A amounted Ch$9,508 million, declining 31.9% from the figure in 2016. As percentage of sales, SG&A reached 17.4%, below the figure of 23.9% in 2016, reflecting efficiencies in logistics from the restructuring process.

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

Profit from operating activities. In 2017, Profit from operating activities decreased 11.8% to Ch$61,912 million in comparison to Ch$70,185 million in 2016, and operating margin was 10.1%, down 110bp.

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

Financial costs, net of Financial income and Adjustment units. In 2017, financial costs net of financial income and adjustment units were Ch$10,044 million, 7.1% above the figure of Ch$9,374 million recorded in 2016. Further details are in Note 32 to the Consolidated Financial Statements.

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

Income Tax Expense. In 2017, Income tax expense was Ch$11,877 million, below the figure of Ch$16,807 million in 2016. The lower tax expense reflects a one-off benefit of Ch$2,267 million arising from the remeasurement of net deferred tax liabilities, following the enactment of tax reforms in United States and in Argentina. It also reflects, among other effects, lower permanent differences in Argentina. This is related to a smaller depreciation of the Argentine peso in 2017 than in 2016. Further details are in the note 21 to the Consolidated Financial Statements.

Profit (loss) attributable to owners of parent. In 2017, Profit attributable to owners of parent increased 5.7%, totaling Ch$51,418 million. Net margin was 8.4% in 2017, 70 bp above the figure in 2016.

Impact of Foreign Currency Fluctuations

As of December 31st, 2018, approximately 80% of the Company’s revenues were denominated in US dollar, Sterling pound, Euro, Canadian dollar, Argentine peso, Brazilian real, Swedish krona, Norwegian krone, and Mexican peso. Regarding costs and expenses, approximately 50% of them are denominated in foreign currency (operations in USA, and supplies such as bottles (partly), corks, and Tetra Brik containers; prices are mainly set in US dollar), providing a partial currency hedge.

In 2018 and 2017, the average Chilean peso appreciated 1.3% and 4.2% against the US dollar, respectively. In 2016, the Chilean currency depreciated against the US dollar in 3.3%, according to data provided by the Central Bank of Chile.

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

5.B. Liquidity and Capital Resources

Liquidity

In 2018, the Company’s sources of liquidity were primarily the cash generated by its operating activities and in a lesser extent, cash inflows from financing activities. This was used mainly for payments of financial debt and the financing of investments during the year.

Before accounting for the effects of changes in exchange rates, the Company’s cash and cash equivalents increased Ch$3,865 million. In 2017, the Company’s cash and cash equivalents decreased Ch$15,125 million, which was primarily the result of higher investing activities. In 2016, the Company generated positive cash flow of Ch$19,424 million. The variation of exchange rates had a positive effect of Ch$2,459 million in 2018. In 2017 and 2016 the currency fluctuation had negative effects, amounting Ch$926 million and Ch$2,845 million, respectively.

Net cash flows from operating activities were Ch$36,274 million in 2018, Ch$19,997 million in 2017, and Ch$43,868 million in 2016. The lower cash flow registered in 2017 was largely explained by higher production costs, mainly from the impact of weaker harvests in 2016 and 2017, a negative net effect derived from exchange rate fluctuations and a negative impact from sequential increases in the corporate tax rate in Chile.

Net cash flow used in investing activities was Ch40,095 million in 2018. The principal investments were the purchase of property, plant and equipment, focused on the agriculture area, comprising the acquisition of new properties and the developing and planting of vineyards in estates purchased in previous years, investments on the oenology regarding the expansion of vinification and cellar capacity, and the acquisition of barrels. It also comprises the acquisition of interest in Excelsior Wine Company. In 2017 and 2016, the net cash flow used in investing activities was Ch$51,433 million and Ch$30,237 million, respectively.

During 2018, Net cash flow from the financing activities was of Ch$7,686 million, mainly reflecting the issuance of bond debt in January. During 2017, Net cash flow from the financing activities was of Ch$16,311 million. In 2016, Net cash flow from the financing activities totaled Ch$5,793.

As of December 31, 2018, the Company’s total assets were Ch$1,146,168 million, increasing 8.5% from Ch$1,056,827 million in December 31, 2017. In 2017, total assets increased 4.0% from Ch$1,015,839 million in 2016.

As of December 31, 2018, the Company cash and cash equivalents totaled Ch$37,486 million. In addition, approximately US$ 400 million was available under undrawn bank lines of credit. In the Company’s opinion, its working capital of Ch$340,540 million as of December 31, 2018 is sufficient to satisfy the Company ‘operational present requirements.

Current liabilities decreased 2.3%, to Ch$313,268 million as of December 31, 2018 from Ch$320,692 million as of December 31, 2017. In 2017, the line increased 8.8% from Ch$294,870 million in 2016. In December 2018, the short term financial debt decreased 8.0% to Ch$129,222 million from Ch$140,452 million in December 2017. In December 2017, the short term financial debt increased 37.7% to Ch$140,452 million from Ch$101,999 million in December 2016.

Long-term liabilities, excluding derivatives, corresponding to debt with financial institutions and four bonds, increased to Ch$175,355 million as of December 31, 2018, from Ch$124,219 million in 2017, and from Ch$145,019 million in 2016.

On November 14, 2012, the Company issued a 6-year bond in the local market for UF 1.5 million (equivalent to Ch$41,349 million as of December 31, 2018), at an interest rate of 3.5% per year. The principal and interest payments were stated on semi-annual installments, from May 2016 and May 2013, respectively.

In 2014, the Company issued two bonds for UF 1.0 million each (equivalent to Ch$27,566 million as of December 31, 2018) in the local market. They have 6-year and 24-year terms, and interest rates of 2.18% and 3.49% per year, respectively. The 6-year bond was issued on September 11, 2014. Its principal and interests are payable in semi-annual installments, beginning in March 2018 and September 2014, respectively. The 24-year bond’s principal and interests are payable in semi-annual installments, beginning in March 2025 and September 2014, respectively. The proceeds of these bonds were used to prepay a bond issued in 2005 and to address the maturities of short-term debt during 2015.

In November of 2016 the company issued a 25-year bond on the local market at an interest rate of 2.69% per year. The principal and interest payments are payable in semi-annual installments, from April 2037 and from April 2017, respectively.

In January of 2018, the company issued a 20-year bond on the local market at an interest rate of 2.86% per year. The principal is payable in semi-annual installments, from July 2033, and interest payments are payable in semi-annual installments from July 2018.

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

For the N and Q bond series, the covenant of the indebtedness ratio was stated with a new definition: total net financial debt over equity ratio. This ratio has to be no greater than 1.2 times.

As of December 31, 2018, the Company is in compliance with all bond covenants and has a consolidated indebtedness ratio of 1.0 times, equity of UF 20,8 million, an interest coverage ratio is 7.0 times and net financial debt over equity ratio of 0.49 times.

As of December 31, 2018, the Company’s gross interest-bearing financial debt amounted Ch$296,199 million of which, Ch$120,450 million was short term debt and Ch$175,745 million was long term debt with maturities to 2019 for its bank debt and 2041 for the bond debt. Approximately 100% of financial debt has a fixed-rate and is denominated in Chilean peso, UF, U.S. dollar, Brazilian reai, Mexican peso, and Argentine peso.

For further detail on interest bearing debt and financial instruments used for hedging as of December 31, 2018, see Item 11 — “Quantitative and Qualitative Disclosures About Market Risk.”

Capital Expenditures

Capital expenditures which comprise purchases of land, other cash payments to acquire equity, and purchases of intangible assets amounted Ch$42,341 million in 2018, Ch$55,874 million in 2017, and Ch$44,906 million in 2016. In 2018, investments related to agriculture comprised the acquisition of new properties, and the development and planting of vineyards in estates purchased in previous years. Investments in the oenology area included technological improvements in cellars. In Argentina and United States, new investments were oriented to vineyard development and cellar equipment. Other permanent investments are explained in a high extent by the purchase of 50% stake in the property of Excelsior Wine Company.

The estimated capital expenditure budget for 2019 is approximately Ch$33,000 million, for purchases of lands, plantation of vineyards, reforms in of storage and fermentation facilities, and the acquisition of French and American oak barrels, for the production of all wines with an emphasis on premium and varietal wines. However, this figure is preliminary and still needs to be approved by the board of directors. The following table sets forth the Company’s capital expenditures for the different areas in 2018, 2017 and 2016.

Capital Expenditures(1)
(Ch$ million)

Area:	2018	2017	2016
Agriculture	12,634	16,545	15,879
Oenology, technical and bottling facilities	8,949	24,636	17,582
Viña Trivento (Argentina)	3,187	1,852	3,939
Fetzer (United States)	2,857	5,265	4,363
Other permanent investments(2)	12,831	5,745	15
Administration and others	1,883	1,830	3,128
Total	42,341	55,874	44,906

(1) The investment figures in this table correspond to amounts net of V.A.T., while figures in the Consolidated Statements of Cash Flows include V.A.T.
(2) In 2017 it includes the purchase of incremental stake in the property of Southern Brewing Company (Kross Beer). In 2018, it includes incremental stake in the property of Excelsior Wine Company.

The Company expects to continue purchasing and developing vineyards and the related infrastructure needed to support future growth and may incur additional expenditures for vineyards if opportunities become available. Management reviews the capital expenditure program periodically and modifies it as required to meet current business needs.

5.C. Research and Development, Patents and Licenses

Innovation is one of the distinctive pillars of Viña Concha y Toro. Through the Center for Research and Innovation (CRI), inaugurated in 2014, the company has driven new R&D efforts along with the formation and dissemination of new knowledge for the global wine industry.

The CRI has a laboratory for chemical analysis and molecular biology, an experimental wine cellar equipped with small-scale industrial technologies, and an extension center that features a large, modern auditorium, with a tasting and sensory experimentation room.

During 2018, the CRI finalized one of its emblematic projects, the Cabernet Sauvignon Clone investigation, which aims to achieve a wider understanding of how this variety behaves in different terroirs. The adaptation of grapevines is a fundamental study, due to changing climate conditions that drive searches for new terroirs. This year, the project achieved a greater analytic capacity, by incorporating state-of-the-art technologies, such as high-resolution units and strobe equipment, which allow more accurate measurements. This allowed the investigators to close their findings with precise and reliable data.

2018 was also a year of progress in the CRI´s “Water Resources and Climate Change” program, with the incorporation of a new Surface Renewal measuring station. This is an advanced micro-meteorological methodology, which allows for measuring water flow in a given piece of land. This very significant tool will enable the company – for the first time- to measure directly the amount of water that evaporates from the vineyards, thus allowing replenishing it in an efficient way. This new system will support water administration in the Company’s vineyards, seeking to achieve a substantial reduction in water use, which is a fundamental aspect when facing climate change.

An important part of the work done at the CRI is linked to the communication and transfer of knowledge generated in research activities carried out in Chile and in the USA, with the participation of Fetzer Vineyards. This year the CRI had an important presence in main national and international industry forums, such as Eureka Innovation Days in Finland; Sciences of the Grapevine and Wine Congress in Spain; the Vintage Report forum and América Economía´s Artificial Intelligence Congress in Chile.

In line with its Corporate Social Responsibility program, the CRI also offers high-level workshops, forums and activities, which aim to share knowledge and good practices with the winery´s different stakeholders. In 2018, the CRI started its program of educational visits, which aims to open its doors to students from local schools, technical institutions and universities. This year, 10 academic institutions and 277 students visited the CRI within the framework of this program; allowing the center to communicate its projects, teach the students more about science in viticulture and broadening their career possibilities.

Also during 2018, the CRI hosted 44 extension activities, which range from the educational program to master classes of renowned international researchers who lead worldwide scientific advances in the field. Knowledge transfer is also focused towards the inside of the company, through the realization of workshops addressed to agricultural and technical areas in Chile and Argentina.

The activities organized by the CRI counted with the participation of grape growers, winemakers, and professionals of Viña Concha y Toro. Through strategic alliances with major industry players such as UC Davis, Mercier Group, R&D Consortium Wines of Chile, CORFO, Oenoviti International Network, American Society for Enology and Viticulture and Innovation Center UC, the CRI stands at the forefront of the last scientific and technological advances, generating and sharing knowledge for the wine industry.

5.D. Trend Information

World production is estimated by the O.I.V. at 279 million hl in 2018, an increase of 13% compared with the historically low 2017 production. 2018 production is set to be one of the highest since 2000, with a strong rebound of main producers: Italy (+14%), France (+27%), and Spain (+26%). In Chile, following two low-volume vintages, 2018 harvested volume increased 36%. In Argentina, the harvested volume increased 31% in 2018.

This new balance, with a higher overall production has been reflected in downward pressures in the cost of bulk wine and raw material (in the current harvest season of the southern hemisphere).

World wine consumption according to the OIV is estimated at 244 million hl, a 1.7% increase as compared to 2017. Wine consumption growth has been led by new consumer areas such as Asia and the United States. For its part, the greatest dynamism has occurred in the higher-priced segments, Premium category (with a retail price from US$ 10 and above). This category is the Company’s focus and therefore the major efforts in sales and marketing will be oriented to increase awareness and market positioning of its premium key brands.

With respect to consumption trends, the Company believes that there is a major trend towards the consumption of varietal wines in general, in its major export markets, principally the United States, Europe, Asia and Canada. The Company has tailored its new grape plantings to respond to this trend. In addition, the Company has experienced a shift in the global consumption trends towards a major consumption New World wines including wines from Australia, Chile, the United States, South Africa and Argentina.

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

5.F. Tabular Disclosure of Contractual Obligations

The table below is a summary of the Company’s contractual obligations as of December 31, 2018:

Payments due by period
(million Ch$)

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual Obligations
Long-term debt obligations(1)	196,388	—	51,447	2,442	142,499
Lease obligations(2)	1,947	294	413	416	824
Financial Leasing Interests	393	75	75	243	—
Interests payables from banks and bonds obligations(3)	69,236	6,177	7,890	7,719	47,450
Purchase obligations(4)	86,440	32,264	44,587	7,017	2,572
Total	354,404	38,810	104,412	17,837	193,345

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

At the annual general shareholder’s meeting held on April 24, 2017, the entire Board of Director was subject to election. The directors elected for a new three-year term were Alfonso Larraín Santa María, Rafael Guilisasti Gana, Mariano Fontecilla de Santiago Concha, Pablo Guilisasti Gana, Jorge Desormeaux Jiménez, Rafael Marín Jordán and Andrés Larraín Santa María.

Directors

The following table lists the Company’s directors, as of March 31, 2019:

Name		Age	Years with the Company	Current Position held since
Directors
Alfonso Larraín Santa María	Chairman	82	49	1998
Rafael Guilisasti Gana	Vice Chairman	65	40	1998
Mariano Fontecilla de Santiago Concha	Director	94	44	1995
Pablo Guilisasti Gana	Director	64	14	2005
Jorge Desormeaux Jiménez	Director	68	7	2011
Rafael Marín Jordán	Director	49	3	2017
Andrés Larraín Santa María	Director	79	48	2017

The following provides biographical information with respect to the Company’s directors:

Alfonso Larraín Santa María. Mr. Larraín joined the company as Director in 1969 and has been Chief Executive Officer (1973-1989) and Vice-Chairman of the Board (1989- 1998). Over this time, he has pursued a strong policy of opening the Company to opportunities in external markets. Among several positions in trade associations, in the 1980s he served for two periods as President of the Chilean Association of Wine Exporters and Bottlers. Currently, he is also Emeritus Adviser of the Santiago Chamber of Commerce.

Rafael Guilisasti Gana. Mr. Guilisasti has wide expertise and background in the Chilean wine industry. He joined Viña Concha y Toro in 1978, and worked as Export Director from 1985 to 1998, a period of great expansion for the Company in international markets.

In the period 1986-2003, Mr. Guilisasti was Chairman of Wines of Chile. Wines of Chile is the Chilean wine-producers association whose objects are to promote the Chilean wine in international markets, and to analyze legal and regulatory issues related to the Chilean wine industry. He also served as President of the “Confederación de la Producción y el Comercio” (CPC), which is an entrepreneur association, representing the most important productive industries in the country (2008-2010), and as member of the Elective Council of the Chilean manufacturers’ association (“Sociedad de Fomento Fabril”) in the periods 2005-2011, and 2013-2017. Currently, Mr. Guilisasti is the President of Viñedos Emiliana S.A., a leading winery in organic wines, and Director of Viña Almaviva, a 50/50 joint venture between Viña Concha y Toro and Baron Philippe de Rothschild.

Mariano Fontecilla de Santiago Concha. Director of the Company for several periods: initially in 1949, yet most recently since 1995. Mr. Fontecilla is a direct descendant of the first Marqués de Casa Concha and great grandson of the Company’s founder, Don Melchor Concha y Toro. Mr. Fontecilla studied Law and joined the diplomatic service at the Diplomatic School of Spain, and at the Ministry of Foreign Affairs of Chile. Later, he served as Chilean Ambassador to Spain, Norway, Italy, Finland, Iceland, and Malta. Currently, he is the diplomatic coordinator of the National Congress of Chile. In the period 1998-2004, he was President of Viñedos Emiliana. Recognized for his contribution to the promotion of Chilean wines, Mr. Fontecilla was made honorary member of the Wine Industry Brotherhood.

Pablo Guilisasti Gana. In 1977, he joined Concha y Toro and held the position of Export Manager until 1986. In 1986, he was appointed General Manager of Frutícola Viconto, position held until 1999, when he was elected Director of that company, which business are the production of fresh fruit and nuts. He has also served as Vice-President of Viñedos Emiliana between 1998 and 2005. Currently, Mr. Pablo Guilisasti continues serving as Director of Frutícola Viconto S.A. He is also President of Comercial Greenvic S.A., a company dedicated to the export of fruit, and Director of Fundación Juan Pablo II. Mr. Guilisasti holds a Bachelor degree in Business Administration from Universidad de Chile.

Jorge Desormeaux Jiménez. In 1973, Mr. Desormeaux graduated in Economics and Business Administration from Pontificia Universidad Católica de Chile, and entered the Ph.D. Program at the Massachusetts Institute of Technology (MIT). In 1979, he returned to Pontificia Universidad Católica de Chile, as Professor at the Institute of Economics and later, at the MBA Program. Concurrently, since 1985 he served as external economic advisor to several companies, banks, and international agencies. In 1999 he was appointed Board Member of the Central Bank of Chile for a period of 10 years, and in 2007 he was elected Vice-President of the same entity. In 2010, he was appointed Chairman of the Reform Commission on financial market regulation and supervision. Currently, Mr. Desormeaux serves as external economic advisor to Banco de Chile, and since 2010 is director of AntarChile.

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

Andrés Larraín Santa María. He joined the company in 1971 and was Agricultural Manager in the period 1978-2017. He was responsible for the management of more than 10,000 hectares of land in Chile, positioning Viña Concha y Toro as a leading company in the development of vineyards and new valleys throughout the country. Mr. Larraín is Vice-President of Frutícola Viconto S.A.

Senior Management

The following table lists the Company’s senior managers, as of March 31, 2019:

Name	Position	Age	Years with the Company	Current position held since
Eduardo Guilisasti Gana	Chief Executive Officer	66	40	1989
Osvaldo Solar Venegas	Chief Financial Officer	57	31	1996
Thomas Domeyko Cassel	Corporate Distribution Offices Director	52	25	2006
Cristián López Pascual	Corporate Export Director	47	8	2013
Cristóbal Goycoolea Nagel	Corporate Marketing Director Global Brands	44	8	2015
Isabel Guilisasti Gana	Marketing Director Origin Wines	61	21	2004
Daniel Durán Urízar	Corporate Controlling and IT Director	47	24	2013
Tomás Larraín León	Procurement and Services Corporate Director	52	28	2017
Cecilia Cobos Zepeda	Human Resources Director	60	5	2013
Max Larraín León	Agricultural Director	50	27	2017
Marcelo Papa Cortesi	Technical Director	52	27	2017
Carlos Longhi Leinenweber	Export Director Premium Products	42	17	2018
Enrique Ortúzar Vergara	General Counsel	45	12	2010
Subsidiaries
Paul Konar Elder	General Manager Viña Cono Sur S.A.	46	21	2018
Giancarlo Bianchetti González	General Manager Fetzer Vineyards	47	19	2011
Niclas Blomstrom Bjuvman	General Manager VCT Chile	38	12	2017
Enrique Tirado Santelices	General Manager Viña Don Melchor SpA	52	26	1993
Santiago Ribisich	General Manager Trivento Bodegas y Viñedos	41	13	2017

Eduardo Guilisasti Gana. Civil Engineer. Joined the Company in 1978 as Commercial Director. Appointed CEO in 1989. Under his leadership the Company initiated a broad vineyard and cellar-oriented investment plan and expansion in the export markets. Highlights of this period include the Company’s consolidation of a worldwide sales and distribution network, the strengthening of the leadership position in the sale of fine wines in each market segment and the strong growth and increase in the market value of the Company. In addition, through the adoption of viticulture research and technology, the winery has transformed into a leader in the industry. He is director of Viña Almaviva, Viña Canepa S.A., Viña Don Melchor, Southern Brewing Company S.A. and Molymet S.A. Also he is Chairman of Viña Cono Sur S.A.

Osvaldo Solar Venegas. Mr. Solar holds a degree in Business Administration. He has been in charge of financial matters since 1992, initially as Financial Manager and since September 1996, as Chief Financial Officer. He is responsible of the financial, accounting, administrative, planning, performance, internal control, and legal areas. He is a director of Industria Corchera, Concha y Toro UK, Escalade Wines & Spirits, Inc., Fetzer Vineyards, Southern Brewing Company S.A., Viña Cono Sur S.A., Viña Don Melchor, VCT Group of Wineries Asia, VCT&DG México S.A. de CV, VCT Brasil Exportación e Importación Limitada and Fundación Cultura Nacional.

Thomas Domeyko Cassel. Economist. Joined the Company in January 1994 as Deputy CFO. Appointed International Business Manager in 1996. Moved to Mendoza, Argentina in 1997 as General Manager of Viña Trivento. Appointed Export Director for the North Zone in December 2000 and Corporate Export Director North Zone in 2006. In January 2018, Mr. Domeyko assumed new responsibilities within the company as Corporate Distribution Offices Director, responsible for the UK, Nordic, Mexican, Canadian and Brazilian markets. He is also director of Escalade Wines and Spirits, Concha y Toro UK Limited, Concha y Toro Sweden AB, Concha y Toro Finland OY, Concha y Toro Norway AS, VCT Norway, VCT&DG México S.A. de C.V. and Director of Wines of Chile.

Cristián López Pascual. Publicist and MBA. Joined the company’s marketing area in 1996. In December 2000 he was appointed Co-General Manager as Commercial Director for the subsidiary Concha y Toro UK. In 2005, he was appointed General Manager of Concha y Toro UK. In 2005 he accomplished the international Wine MBA in Kedge Business School. He was part of the UK Steering Committee for Wines of Chile in the period 2001-2005 and a member of the International advisory board from 2010-2013 and also formed part of the Asia Committee. In January 2010 he was appointed as Corporate Export Director Asia. In January 2018 Mr. López was appointed as Corporate Global Export Director. He is also director of VCT Group of Wineries Asia Pte. Ltd., VCT China (Gan Lu) and VCT Japan Company Ltd.

Enrique Tirado Santelices. Oenologist. Upon joining the Company in 1993 he started working with varietal ranges, Casillero del Diablo and Marqués de Casa Concha. He rose to head winemaker in 1997, responsible for every line of premium wine, including Amelia and Don Melchor. In 1999, his extraordinary enological sensitivity led to his appointment as Head winemaker for Don Melchor. In 2018 he was appointed General Manager of the subsidiary Viña Don Melchor SpA.

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

Enrique Ortúzar: Lawyer. He holds a Master’s Degree in Business Law. From 1997 to 2001 he served as a lawyer in Ossandón Uribe y Hübner, where he practiced mainly in corporate matters. Since 2001, he was assigned to Viña Concha y Toro S.A. to advice as an external lawyer. In 2007, Mr. Ortúzar joined Viña Concha y Toro S.A. as Head Lawyer, and in 2010 he became the Company’s General Counsel.

Carlos Longhi: Started in CyT in June 2001 as export coordinator for the area of Europe, Asia & Canada. In 2010 he was appointed as Export Director for Europe (exclusive CyT offices), Canada, Middle East and Africa, reporting to the Corporate Export Director. Since January 2018, he is responsible, as brand owner for the following portfolio in a global scope: Chile Fine Wines, Argentina premium plus and California premium plus, reporting to the CEO of the Holding.

Subsidiaries

Paul Konar Elder. Agricultural Engineer. Joined the Company’s commercial department in 1997. In 2006 named Export Manager North Zone. In 2010 named General Manager of Quinta de Maipo, a commercial platform for the sales and marketing of 4 wineries in Chile (Viña Maipo, Palo Alto, Canepa and Maycas del Limarí) and 3 wineries in Argentina (Trivento, Finca La Chamiza and Pampas del Sur). In January 2018, Mr. Konar was appointed General Manager of Viña Cono Sur S.A.

Giancarlo Bianchetti González. Mr. Bianchetti holds a degree in Business Administration. He joined the Company’s marketing department in 2000. In 2001, he took responsibility for the brands Casillero del Diablo, Frontera and Sunrise, and led the promotion and global campaign for Casillero del Diablo. In 2004 named Marketing Director Global Brands. In 2010 he was named Corporate Export Director USA. In August 2011 he was named General Manager of Fetzer Vineyards. Since 2011 he was appointed as co-manager of Excelsior Wine Company LLC. Since 2013 he is director of Excelsior Wine Company LLC.

Niclas Blomström Bjuvman. Mr. Blomström holds a degree in Business Administration. He started in the company as Export Manager in 2006 with an active participation in the planning and set up of the VCT Nordic subsidiaries (Sweden, Norway and Finland). In 2009, was appointed Financial and Logistic Director of VCT Nordic based in Stockholm and later (2012) was appointed General Manager VCT Nordic. After 9 years in Stockholm, in 2018 he was named General Manager of VCT Chile based in Santiago.

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

6.B. Compensation

In accordance with the Company’s By-Laws, directors’ compensation for any given fiscal year is determined annually at the general shareholders’ meeting occurring in the immediately following fiscal year. Compensation paid in 2018 equaled 1.3% of the net profits of the Company in 2017. In addition, the general shareholder’s meeting approved a compensation to the Directors Committe and the amount of UF 300 per month to cover the executive responsibilities of the chairman of the Board.

The following table sets forth the compensation paid to each of the directors of the Company in 2018, 2017 and 2016.

Directors’ Compensation

(thousand Ch$)	2018	2017	2016
Attendance:
Alfonso Larraín Santa María	92,067	89,015	92,481
Rafael Guilisasti Gana	92,067	89,015	92,481
Francisco Marín Estévez	30,689	89,015	92,481
Mariano Fontecilla de Santiago Concha	92,067	89,015	92,481
Sergio de la Cuadra Fabres	30,689	89,015	92,481
Pablo Guilisasti Gana	92,067	89,015	92,481
Jorge Desormeaux Jiménez	92,067	89,015	92,481
Andrés Larraín Santa María(1)	61,378	—	—
Rafael Marín Jordán(1)	61,378	—	—

Chairman of the Board:
Alfonso Larraín Santa María	99,237	95,719	93,779

Director’s Commitee:
Rafael Guilisasti Gana	30,689	29,672	30,827
Sergio de la Cuadra Fabres	10,230	29,672	30,827
Jorge Desormeaux Jiménez	30,689	29,672	30,827
Rafael Marín Jordán (1)	20,459	—	—
Total	835,775	807,838	833,627

(1) In April 2017, Andrés Larraín Santa María and Rafael Marín Jordán were elected directors. The latter was also elected member of the Director’s Committee. Both directors did not perceived compensations in this role during 2017. In April 2017, directors Sergio de la Cuadra Fabres and Francisco Marín Estévez left their positions.

For the year ended December 31, 2018, the aggregate amount of compensation paid by the Company to senior managers, managers and managers of the Company subsidiaries, totaling 43 executives, was approximately Ch$6,562 million.

6.C. Board Practices

Members of the current Board of Directors were elected at the Annual General Shareholders’ Meeting held on April 24, 2017 and will serve until April 2020, assuming no vacancies occur. The Company’s Chief Excecutive Officer is appointed by the Board of Directors and hold office at the discretion of the Board.

Andrés Larraín Santa María, who worked as Agricultural Manager until April 2017, received during the year 2018, after his appointment as director, the amount of $33.1 million as consultancy fees provided to the society. Those services were duly approved by the Directors’ Committe.

In compliance with the current Chilean rules and regulations, a Directors’ Committee was established at the Company on May 23, 2001. Since April 27, 2017, the Directors’ Committee members are Jorge Desormeaux Jiménez (President), Rafael Guilisasti Gana and Rafael Marín Jordán. The primary functions of the Directors’ Committee include:

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

The Directors’ Committee convened on twelve separate occasions during the fiscal year 2018. The following were among the principal activities of the Directors’ Committee during 2018, Annual Activity Report:

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

The Shareholder approved a salary to each Member of the Committee equal to one third of the salary that the members of the Board of Directors receive. In the Ordinary Meeting of the Shareholders it was approved an annual budget of 60.000.000 Chilean pesos for the Committee. During the 2018 period the Committee hired professional services in order to assess transactions between third parties and internal control. The annual cost was Ch$16,263,816.

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

6.D. Employees

As of December 31, 2018, 2017 and 2016, the Company’s Chilean operations had 2,321, 2,456, and 2,634 employees, respectively. Personnel in the Company’s foreign subsidiaries totaled 845, 861, and 846 as of December 31, 2018, 2017 and 2016, respectively. The Company also hires temporary workers during the harvesting season, which averaged 783, 1,070, and 1,142 temporary workers in the respective years.

Nine labor unions represent an aggregate of approximately 906 of the Company’s employees (approximately 107 administrative employees, 115 sales employees and 684 plant employees). Labor relations with unionized personnel are governed by collective bargaining agreements negotiated in 2016–2018 that expire in 2019–2021. The Company believes that has a good-working relationship with its labor unions; however, the Company is unable to predict the outcome of any future negotiation with such labor unions. There ia a contract that expires in 2019; both parts intend to negotiate and the Company expects to formalize an agreement without any problems.

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

The company’s workers receive an annual bonus, which correspond at least to one monthly salary, proportion to their salary and date of entry of the calendar year. This bonus does not consider temporary workers.

6.E. Share Ownership

The following table sets forth the number of the Company’s shares owned directly and indirectly by its directors and executive officers, as of December 31, 2018. Executive officers not listed do not own shares.

Share Ownership of Directors and Senior Management(1)

	No. of shares owned	% of Total subscribed shares(2)
Eduardo Guilisasti Gana(3) (4)	179,871,286	24.1%
Rafael Guilisasti Gana(3) (4)	177,027,404	23.7%
Pablo Guilisasti Gana(3) (4)	178,109,653	23.8%
Isabel Guilisasti Gana(3)	4,718,180	0.6%
Alfonso Larraín Santa María(5) (6)	81,975,828	11.0%
Andrés Larraín Santa María(6)	20,563,789	2.8%
Rafael Marín Jordán	67,241,040	9.0%
Mariano Fontecilla de Santiago Concha	24,685,156	3.3%
Osvaldo Solar Venegas(7)	26,159,354	3.5%
Tomás Larraín León(6)	451,312	(*)
Thomas Domeyko Cassel	28,557	(*)
Max Larraín León(6)	19,528	(*)
Giancarlo Bianchetti Gónzalez	50,513	(*)
Enrique Tirado Santelices	10,876	(*)
Daniel Durán Urízar	10,286	(*)
Cristóbal Goycolea Nagel	6,040	(*)
Paul Konar Elder	7,030	(*)

(1) Number of shares held directly and indirectly through family members and related investment companies.
(2) Calculated on the basis of 747,005,982 outstanding shares on March 31, 2019.
(3) Shares owned by Eduardo Guilisasti Gana, Rafael Guilisasti Gana, and Pablo Guilisasti Gana include 23.1% ownership held by Inversiones Totihue S.A. (“Totihue”) and Rentas Santa Bárbara S.A. (“Santa Bárbara”). Totihue and Santa Bárbara belong to the Guilisasti Gana family and are controlled by its members according to the powers of attorney granted by the board of directors of Totihue and Santa Bárbara. Each power of attorney grants any two Family Principal Shareholders, acting together, the power to, among others, vote or direct the voting of, or dispose or direct the disposition of, the shares held by Totihue or Santa Bárbara, as the case may be.
(4) Members of the Guilisasti Gana family jointly hold 27.9% of Viña Concha y Toro shares, as of Dec. 31, 2018.
(5) Number of shares include those shares controlled by the succession of brother-in-law Carlos Saavedra Echeverría. Additionally, includes Fundacion de Cultura Nacional shares, a non- profit corporation, where Mr. Alfonso Larraín serves as Chairman of the Board.
(6) Members of the Larraín Santa María family jointly hold 11.4% of Viña Concha y Toro shares, as of Dec. 31, 2018.
(7) Includes Fundacion de Cultura Nacional shares, a non- profit corporation, where Mr. Osvaldo Solar serves as Board Member.
(*) Less than 1% of the shares.
71

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The Company’s only outstanding voting securities are the shares of its Common Stock. According to the Company’s shareholder records, the Company’s 747,005,982 shares of Common Stock outstanding were held by 1,304 shareholders on record as of March 31, 2019. There are no differences in the voting rights of the shareholders. Only the Depositary, as shareholder on record for the shares underlying the ADSs (according to Circular 1375 S.V.S.), has an address in the United States.

The major shareholders of the Company are Inversiones Totihue S.A. (“Totihue”), Rentas Santa Bárbara S.A. (“Santa Bárbara”), Banco de Chile (third party account Chapter XIV), AFP Habitat (Chilean pension fund), Banco Itaú (third party account Chapter XIV), Inversiones Quivolgo S.A., Fundación Cultura Nacional (“Cultura Nacional”), Larraín Vial Corredores de Bolsa S.A., Inversiones GDF S.A., Agroforestal e Inversiones Mahiue Ltda, Banco Santander, and Constructora Santa Marta Ltda. (“Santa Marta”).

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

Major Shareholders

	As of March 31st,		As of December 31st,
	2019		2018		2017
	No. of Shares Owned	% of Outstanding Shares	No. of Shares Owned	% of Outstanding Shares	No. of Shares Owned	% of Outstanding Shares

Inversiones Totihue S.A.(1)	87,615,431	11.73%	87,615,431	11.73%	87,615,431	11.73%
Rentas Santa Bárbara S.A.(1)	85,274,628	11.42%	85,274,628	11.42%	85,274,628	11.42%
Banco de Chile Cta de Terceros	70,412,140	9.43%	67,817,908	9.08%	92,939,672	12.44%
AFP Habitat S.A. Fondo de Pensiones	42,575,179	5.70%	43,983,461	5.89%
Inversiones Quivolgo S.A.(2)	32,748,071	4.38%	32,748,071	4.38%	32,748,071	4.38%
Itau Corpbanca Cta Inversionistas Ext.	31,883,824	4.27%	33,479,746	4.48%	41,315,545	5.53%
Fundación Cultura Nacional(3)	25,954,278	3.47%	25,954,278	3.47%	25,954,278	3.47%
Larrain Vial Corredores de Bolsa S.A.	25,504,979	3.41%	25,213,091	3.38%	19,557,520	2.62%
Inversiones GDF S.A.(4)	24,000,000	3.21%	24,000,000	3.21%	24,500,000	3.28%
Agroforestal en Inv. Maihue Ltda.	22,337,075	2.99%	22,337,075	2.99%	22,337,075	2.99%
Constructora Santa Marta Ltda.(5)	22,293,321	2.98%	22,293,321	2.98%	22,293,321	2.98%
Banco Santander Cta de Terceros	18,910,979	2.53%	19,900,712	2.66%
The Bank of New York Mellon(6)					25,456,140	3.41%
Inversiones La Gloria Ltda.(2)					17,000,000	2.28%
12 Major Shareholders	489,509,905	65.53%	490,617,722	65.68%	496,991,681	66.53%

Other Shareholders	257,496,077	34.47%	256,388,260	34.32%	250,014,301	33.47%
Total	747,005,982	100.00%	747,005,982	100.00%	747,005,982	100.00%

(1) Investment Company controlled by the Guilisasti Family.

(2) Investment Company controlled by Mr. Alfonso Larraín Santa María.

(3) Fundación Cultura Nacional is a Chilean nonprofit institution. Shares are attributed to Mr. Alfonso Larraín, its Chairman.

(4) Investment Company controlled by Mr. Mariano Fontecilla de Santiago Concha.

(5) Investment Company controlled by Mr. Rafael Marín Jordán.

(6) Depositary bank for the ADS.

In August 1999, members of the Guilisasti family and other affiliated parties entered into a Shareholders’ Agreement relating to, among other issues, the transfer and voting of Common Stock. An English translation of such Shareholders’ Agreement was previously filed and is listed as Exhibit 3.34* to this Annual Report. See Item 19 — “Exhibits.”

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

Viñedos Emiliana

Viñedos Emiliana is a Chilean corporation (sociedad anónima abierta) which produces wines for export and domestic markets and is listed on the Chilean Stock Exchanges. Viñedos Emiliana was originally a subsidiary of the Company until 1986, when the Company distributed shares of Viñedos Emiliana to the Company’s then existing shareholders. Although Viñedos Emiliana is a separate corporation, certain principal shareholders of the Company own directly and indirectly approximately 59.54% of Viñedos Emiliana’s outstanding capital stock. Viñedos Emiliana’s seven-member Board of Directors includes one Company director (Rafael Guilisasti Gana) and a senior manager, (Isabel Guilisasti Gana). Mr. Felipe Larraín Vial, son of the Company’s Chairman, is also director of Viñedos Emiliana and the Company has various business dealings, the most significant of which are described below.

The Company pays licensing fees to Viñedos Emiliana for the use of its label Santa Emiliana. The Company bottles (or packages in Tetra Brik containers) and sells in Chile a portion of its varietal wine production under Santa Emiliana brand. Licensing fees are based on the Company’s gross revenues from sales of wines under Viñedos Emiliana’s labels.

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

In 2018, the Company recognized Ch$311 million in revenues from Viñedos Emiliana, including mainly revenues from sales in bottling fees and sales of raw materials. The Company recognized revenues from Viñedos Emiliana of Ch$962 million and Ch$870 million, in 2017 and 2016 respectively. In 2018, 2017 and 2016 the Company paid licensing fees to Viñedos Emiliana for Ch$349 million, Ch$269 million, and Ch$232 million, respectively.

From time to time, the Company engages in other transactions with Viñedos Emiliana, including purchases of wine in bulk at market prices, grapes and other raw materials. In 2018, 2017 and 2016, purchases from Viñedos Emiliana totaled Ch$2,592 million, Ch$4,841 million and Ch$2,100 million respectively.

Frutícola Viconto (“Frutícola”)

Frutícola is the Company’s principal customer for fruit. In 2018, sales to Frutícola Viconto amounted Ch$12.1 million. In 2017, sales to Frutícola Viconto amounted Ch$13.1 million. In 2016 the Company did not sell any fruit to Frutícola. Frutícola is a Chilean corporation (sociedad anónima abierta) listed on the Chilean Stock Exchanges. Frutícola was formerly a subsidiary of the Company until 1986 when the Company distributed Frutícola shares to the Company’s then existing shareholders.

Regarding the current relationship with the Company, three of the Company’s seven directors are members of Frutícola’s seven-member Board of Directors (Pablo Guilisasti Gana, Rafael Guilisasti Gana and Andrés Larraín Santa María). Mr. Felipe Larraín Vial, son of the Company’s Chairman, is also director of Frutícola. The director of Fruticola Viconto, Finally, Mr. José Antonio Marín Jordán is brother of Concha y Toro’s director Rafael Marín Jordán. Certain Principal Shareholders directly and indirectly own approximately 52,16% of the outstanding common stock of Frutícola.

Industria Corchera

The Company has a 49.987% interest in Industria Corchera, the primary cork supplier for the Company. The Company purchased Ch$5,875 million, Ch$7,696 million and Ch$5,993 million of cork and other raw material from Industria in 2018, 2017 and 2016 respectively. The Company believes that the price and terms it receives from Industria Corchera are equivalent to those available from its other cork suppliers. Mr. Osvaldo Solar Venegas, the Company’s CFO, is director of Industria Corchera as well as the Company’s Vice Chairman Rafael Guilisasti Gana. Pablo Guilisasti Gana, Concha y Toro’s Director, also acts as alternate director of Industria Corchera. Andrea Benavides Hebel, Finance Manager of Concha y Toro, is also alternate Director of Industria Corchera.

Viña Almaviva

Viña Almaviva is a 50-50 joint venture company between the Company and Baron Philippe de Rothschild. The Company purchases from Almaviva used French oak barrels (used during one aging season) and the Almaviva wine that is sold in Chile through VCT Chile. Total purchases from Almaviva in 2018, 2017 and 2016 were Ch$768 million, Ch$805 million and Ch$772 million respectively. In addition, the Company sells to Almaviva raw materials and services. Sales to Almaviva totaled in 2018, 2017 and 2016, Ch$489 million, Ch$410 million and Ch$384 million respectively.

One of the Company’s seven directors is member of Viña Almaviva’s six-member Board of Directors (Rafael Guilisasti Gana). The Company’s’ CEO is also a director of Almaviva (Eduardo Guilisasti Gana) and the executive the Company and CEO of Viña Don Melchor SpA, Mr. Enrique Tirado is also director of Almaviva. Mr. Felipe Larraín Vial, the son of the Company’s Chairman is CEO of Viña Almaviva.

Excelsior Wine Company

Since July 2, 2018, Excelsior is wholly owned by Concha y Toro through its subsidiaries Fetzer and VCT USA. Before its integration on July 02, 2018, sales to Excelsior in 2018, 2017, and 2016 totaled Ch$14,567 million, Ch$5,175 million, and Ch$43,950 million, respectively. Purchases from Excelsior amounted Ch$718 million in 2017, and there were no purchases in 2018 and 2016. Since 2018, all the directors of Excelsior are executives of Concha y Toro or its subsidiaries: Eduardo Gilisasti Gana, the CEO of Concha y Toro, Osvaldo Solar Venegas, the CFO of Concha y Toro, Giancarlo Bianchetti, the CEO of the subsidiary Fetzer Vineyards, Andrea Benavides, Finance Manager of Concha y Toro, Enrique Ortúzar Vergara, General Counsel of Concha y Toro and Jorge Lyng and Cindy De Bries, both executives of Fetzer Vineyards.

Southern Brewing Company S.A.

In November 2017 the Company increased its ownership in Southern Brewing Company S.A from 49% to 77%. Mr. Eduardo Guilisasti Gana, the Company’s CEO, is a director of Southern Brewing Company S.A. as well as the Company’s CFO, Mr. Osvaldo Solar Venegas and senior manager Ignacio Izcue Elgart. Before the consolidation of Southern Brewing Company in November 2017, the Company’s purchases of Kross Beer from Southern Brewing Company in 2017 and 2016 amounted Ch$ 3,126 million and Ch$2,027 million.

Related Transaction with Entities in Which the Directors and Executive Officers Have an Equity Interest

The Company purchases small quantities of grapes, plants and other services from entities in which several of its directors, executive officers or members of their families have interests. In 2018, 2017 and 2016, the Company purchased an aggregate of approximately Ch$3,293 million, Ch$1,540 million and Ch$2,512 million respectively, of such goods and services from such entities, and sold grapes and other services to these entities for Ch$ 16,815 million in 2018, Ch$ 920 million in 2017 and Ch$ 3,675 million in 2016.

Others

Besides formal requirements, Title XVI and Article 147, in particular, of the Chilean Corporation Law requires any related party transaction to be in Company’s interest and subject to terms and conditions customarily prevailing in the market at the time of its approval. Directors, managers and principal officers of companies that violate Article 147 are liable for losses resulting from such violation. In addition, Article 147 of the Chilean Corporation Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be immediately informed by the compromised Director to the board of directors and shall only be approved if the absolute majority of the directors consider that the transaction is beneficial for the social interest. Chilean law requires that an interested director abstains from voting on such a transaction. If the absolute majority of the directors is obliged to abstain for voting on any particular transaction, the transaction shall only be approved if authorized unanimously by the independent directors or by an extraordinary shareholders meeting. See Item 10 — “Additional Information — Memorandum and Articles of Incorporation— Directors” for further information relating to conflict of interest transactions. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholder’s meeting. Although violation of Article 147 will not affect the validity of the transaction, it may result in administrative or criminal sanctions and civil liability to the Company and shareholders or interested third parties who suffer losses as a result of such violation. The Company believes that it has complied with the requirements of Article 147 in all transactions with related parties during fiscal year 2018.

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

Wine Exports

Viña Concha y Toro and its subsidiaries export from Chile to approximately 130 countries. Concha y Toro is the largest exporter in Chile. The Company also exports wine from Argentina through the subsidiary, Trivento Bodegas y Viñedos. Trivento is the third largest wine exporter by volume in Argentina. See “Item 4: Information on the Company — Company Sales — Argentina”. In addition, since 2011, after Fetzer’s acquisition, the Company started to export from the United States. Fetzer is the sixth largest exporter among Californian wineries. See “Item 4: Information on the Company — Company Sales — United States”

The following table presents wine exports (including exports from Chile, Argentina and United States) by volume, in Chilean pesos and as a percentage of total sales for the last three years.

All-Origin Wine Exports by Volume and Value(1)
	2018	2017	2016
Exports (thousand liters)	206,833	223,631	231,040
% of total volume	65.7%	66.9%	65.8%
Exports (Ch$ million)	424,815	419,191	435,513
% of total sales	69.2%	68.3%	69.3%

(1) In 2018, the Company adopted a new accounting rule, IFRS 15. Thus, 2018, 2017 and 2016 figures are presented according to this rule. The adoption of IFRS 15, has an impact on revenue recognition, reducing revenues for Ch$26,631 million in 2018, Ch$30,269 in 2017, and Ch$29,876 million in 2016. This impact is offset at the distribution cost line, thus leaving the Profit from operating activities unchanged.

Legal and Arbitration Proceedings

The Company is not involved in any litigation or arbitration proceedings which, if determined adversely to the Company, individually or in the aggregate, would have a material adverse effect on the Company and its subsidiaries taken as a whole, nor to the Company’s knowledge are any such proceedings threatened. Nonetheless the following litigations and proceedings were informed in the Note 36 of the Financial Statements.

1)	The subsidiary of the Company in Brazil, VCT Brasil Importación y Exportación Limitada, has been challenged by the Secretaria da Fazenda do Estado de São Paulo. This institution is claiming the reimbursement of unpaid ICMS-ST (local VAT). VCT Brasil Importación y Exportación Limitada has submited its defense to the local courts. In the event the local courts decide against VCT Brasil Importación y Exportación Limitada, VCT Brasil Importación y Exportación Limitada could be required to pay an aggregate amount equivalent to approximately Ch$ 22.122 million (approx. US$32.3 million). In the opinion of the Company’s attorneys, VCT Brasil Importación y Exportación Limitada has reasonable and solid arguments for its defense. Therefore, they also consider that an eventual disbursement on this concept is unlikely.
2)	In 2016, the Colombian company Conservas y Vinos submitted a claim against Viña Concha y Toro and José Canepa y Cia Limitada for damages due to termination of the distribution contract in Colombia. The amount claimed is equivalent to Ch$531,827,310 (approx. US$780,000). In the opinion of both Chilean and Colombian lawyers, there are reasonable and solid arguments to support the defense of this case. Therefore, external advisors have not recommended the provision of funds related to this trial. The Company, in turn, assess that an eventual disbursement for this concept is unlikely.

In March, 2019 the Court dismissed the claim and orders the claimant to pay 80% of Viña Concha y Toro and Viña Canepa´s legal costs. The rulling can be appealed.

3)	The Servicio de Impuestos Internos (Chilean IRS) has challenged the Company’s tax devolution for the year 2010 and 2011 and partially challenged a tax devolution requested for year 2014 and 2016. All these cases are related to the depreciation applied by the Company for their tanks, which are fixed assets. The Company has filed two Tax Claims in the Fourth Tax Court of Santiago, which are in different procedural stages, the first one is in the stage before the Supreme Court because of a cassation appeal, because the first and second instance ruled against the Company, and the second one is still on first instance. If the court ultimately decides against the Company, Concha y Toro will be required to pay an aggregate amount equivalent to approximately CLP$1,206,829,734, (approx. US$1.7 millions), considering inflation, interests, penalties and a 60% condonation of the last two granted by the IRS, and loses the right to claim tax devolution for CLP$220,318,385 (approx. US$ 0.3 millions). The Company assesses that an eventual disbursement for this concept is remote, given the solid legal arguments that may allow the Company to succeed in the Supreme Court, even though there are two rulings against it, based on the vote in favor of the Company of a Court of Appeal judge. In turn, given the complexity of the “Tax Claim” process, the Company believes that it is not feasible to deliver an estimated date for the resolution of this conflict, nor it is possible to indicate the possibilities of a refund of funds for this concept.
4)	During 2018 the Servicio de Impuestos Internos (Chilean IRS) has challenged the Company’s tax return for the year 2015 through the liquidations No. 79 to 82. The authority has determined a gross tax (plus readjustments and fines) to be paid of $ 1,136,971,937 (approx. US$ 1.6 millions), considering inflation, interests and penalties. This case is also related to the depreciation applied by the Company for its fixed assets (tanks) and with other expenses challenged by the authority. On December 28, 2018, the Company filed a Tax Claim against the liquidations No. 79 to 82 in the Second Tax Court of Santiago. The Company assesses that an eventual disbursement for this concept is remote, given the solid legal arguments that may allow the Company to succeed in the Supreme Court, even though there are two rulings against it, based on the vote in favor of the Company of a Court of Appeal judge. In turn, given the complexity of the “Tax Claim” process, the Company believes that it is not feasible to deliver an estimated date for the resolution of this conflict, nor it is possible to indicate the possibilities of a refund of funds for this concept.
5)	In April, 2017 our distributor for the territory of Nigeria, Josien Holding Limited, was notified of the termination of our commercial relationship for breaches our contract. In response the client filed a claim for damages in the Nigerian courts requesting a compensation of USD 3,000,000 (equivalent to $ 2,084,310,000 as of December 31, 2018). The Company filed an arbitration law suit in Chile against Josien Holding Limited, requesting compensation for damages of USD 10,000,000 (equivalent to $ 6,947,700,000 as of December 31, 2018). The Company assesses that an eventual disbursement for this concept is remote. In turn, given the complexity of the process, the Company believes that it is not feasible to deliver an estimated date for the resolution of this conflict, nor it is possible to indicate the possibilities of a refund of funds for this concept.

Policy on Dividend Distributions

In accordance with Chilean law, the Company must distribute cash dividends equal to at least 30% of the Company’s annual profit calculated in accordance with IFRS, unless otherwise decided by a unanimous vote of the shareholders and unless and to the extent that the Company has accumulated losses. If there is no profit in a given year, the Company may elect, but is not legally obliged, to distribute dividends out of retained earnings. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADSs may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively is required to receive a dividend in cash.

The Company’s dividend policy approved at the general shareholders’ meeting is to distribute 40% of net earnings excluding the earnings generated by Fetzer. For fiscal year 2018, interim dividends Nos. 272, 273 and 274 of Ch$3.50 per share were paid on September 28, 2018, December 28, 2018 and March 29, 2019, respectively. A final dividend No. 275 of Ch$14.50 per share was declared to be paid on May 24, 2019 based on earnings registered during 2018 fiscal year. Dividends disbursed against the profits of 2018 fiscal year totaled 40% of earnings, excluding earnings generated by Fetzer.

For fiscal year 2019, the Board and subsequently the Shareholders’ Meeting approved to pay three interim dividends of Ch$3.50 per share. These will be paid on September, 2019; December, 2019; and March, 2020, while the remaining profits up to a limit of 40% of the earnings (excluding the earnings generated by Fetzer) shall be disbursed in May 2020.

The above detailed dividend policy is the Board’s intent; however, fulfillment of this policy will be contingent on cash flows. Consequently, at the annual shareholders’ meeting, the Board shall solicit shareholder approval to modify the amounts and payment dates should the necessity arise.

The following table sets forth the dividends paid per share of common stock in respect of each of the years indicated:

Total Dividends Paid
Fiscal year	Ch$ per share (1)
2014	24.00
2015	27.50
2016	27.30
2017	24.00
2018	25.00

(1) Dividends per share are expressed in pesos and correspond to interim and final dividend charged against net income of the corresponding fiscal year. The final dividend with respect to each year is declared and paid within the first five months of the subsequent year. In 2018, it comprises a final dividend of $14.50 proposed by the Board to the Ordinary Shareholders Meeting

8.B. Significant Changes

No significant changes have occurred since the date of our last annual financial statements.

ITEM 9:	THE OFFER AND THE LISTING

Prior to the offerings of the ADSs and the shares of Common Stock in October 1994, there was no public market for the Company’s securities in the United States. The Common Stock is primarily traded on the Chilean Exchanges.

On June 21, 2018, the Company announced that the Board resolved to delist its ADSs from the NYSE. The delisting was sought as part of the Company’s effort to reduce operational expenses. On July 2, 2018, the Company filed with the SEC a Form 25 to effect the delisting from the NYSE as from July 12, 2018. Since the delisting, The Bank of New York Mellon has continued to act as the Company’s ADR depositary pursuant to the existing Deposit Agreement. The Company has not arranged for the listing or registration of the ADSs or its shares of Common Stock on another national securities exchange in the United States or for the quotation of the ADSs or its shares of Common Stock in a quotation medium in the United States. The Company has instructed The Bank of New York Mellon to wind down the ADR program. Each ADS holder is entitled to take possession of the 20 underlying ordinary shares for each ADS they own. The Bank of New York Mellon will deliver the ordinary shares to the ADS holder or its agent. The election to exchange ADSs for ordinary shares has expired as of April 11, 2019. After April 12, 2019, The Bank of New York Mellon may attempt to sell any unclaimed underlying shares and return to the relevant ADR holders, the net proceeds, if any, of any sale of the underlying shares.

In 2018, the Company’s traded volume on the Santiago Stock Exchange accounted for 94% of the trading volume of the Common Stock in Chile. In 2018, ADSs accounted for 17% of total traded volume.

The ADSs may or may not actually trade at 20 times the price per share.

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

Registration and corporate purposes. The Company is a publicly traded corporation (“Sociedad Anónima Abierta”) organized by means of a public deed (escritura pública) dated December 31, 1921, the abstract of which was recorded on Page 1051, Number 875, of Santiago’s Registry of Commerce in 1922 and published in Chile’s Official Gazette on November 6, 1922. Its existence was approved by Supreme Decree Number 1556, dated October 18, 1922. After corporate amendments were made, the Company’s public deed was recorded on Page 15,664 Number 12,447 of Santiago’s Registry of Commerce in 1999 and recorded at Chile’s Securities Registry of the Superintendence of Securities (now the CMF) under No. 0043 on June, 14, 1982. As set forth in Article 2 of the Company’s By-Laws, the purposes of the Company are: the operation and marketing of the wine-making industry in all its forms and all its distinct phases, whether with its own stock or stock purchased from third parties; the operation of agricultural real estate owned by the Company or leased from third parties; and the carrying out of real estate investments including acquiring, transferring and constructing real estate, either with its own personnel or through third parties.

Directors. Under the Chilean Corporation Law (Article 147), a company may not enter into a contract or agreement in which a director has a direct or indirect interest (a conflicting interest transaction) unless: (i) the terms of the conflicting interest transaction are similar to those of an arm’s length transaction and (ii) the conflicting interest transaction is beneficial for the company’s interest. Prior approval by the Board of Directors is required in certain cases. See Item 7 — “Major Shareholders and Related Party Transactions - Related Party Transactions” for a summary of related party transactions’ approval procedure.

If the conflicting interest transaction does not involve a “material amount,” it is not required to comply with the approval procedure set forth in Article 147. A conflicting interest transaction is deemed to involve a “material amount” if: (i) the amount involved is both greater than 2,000 Unidades de Fomento (as of January 31, 2019, approximately Ch$ 55.1 million) and exceeds 1% of the equity of the corporation, or (ii) the amount exceeds 20,000 Unidades de Fomento (as of January 31, 2019, approximately Ch$ 551 million) regardless of the size of the transaction. The same shall apply in case the transaction complies with the Company’s habitual policies (general and customary policies approved by the board of directors) or if the Company owns directly or indirectly at least 95% of the other party in the transaction.

If the transaction does not comply with the aforementioned criteria, it will only be able to be consummated if: (i) the director, manager or principal officer that has a personal interest or that participates in the related party transaction immediately informs the board of directors or the person designated by the board of directors of such participation or interest, (ii) it is approved by the absolute majority of the Board of Directors with the abstention of the interested director(s); (iii) the transaction is informed in the next shareholders’ meeting; and (iv) in case the majority of the directors are interested in a related party transaction, the Company will only be able to consummate it if it is approved unanimously by the non-interested directors or by the shareholders at an extraordinary shareholders’ meeting. If the transaction is subject to the extraordinary shareholders meeting’s approval, the Board of Directors shall appoint at least one independent appraiser who shall inform the shareholders at the extraordinary shareholders’ meeting about the transaction’s main terms and conditions, its effects and its potential impact for the company.

The amount of any director’s remuneration is established each year at the annual shareholders’ meeting.

Directors are forbidden from borrowing or otherwise making use of corporate money or assets for their own benefit, unless previously authorized by the Board of Directors.

Directors are also prohibited from borrowing or otherwise making use of corporate money or assets for the benefit of companies in which such directors are either directors or owners of a 10% interest or more, unless previously authorized by the Board of Directors. Directors who receive such loans are excluded from voting on that specific matter. However, shareholders’ authorization is not required if authorized by the Board of Directors.

It is not necessary to hold shares of the Company to be elected as director and there is no age limit established for the retirement of directors.

Rights, preferences and restrictions regarding shares. At least 30% of the Company’s annual net profit is required to be distributed in cash to the shareholders as dividends, unless the shareholders unanimously decide otherwise. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate By-Laws, by the vote of a majority of the voting stock issued), or to pay future dividends.

Compulsory minimum dividends become due thirty days after the date on which the shareholders’ meeting has approved the distribution of profits for that fiscal year. Any additional dividends approved by the shareholders become due on the date set by the shareholders or the Board of Directors (if previously authorized by the shareholders’ meeting). Interim dividends may be distributed upon Board of Directors’ approval and become due on the date set by the Board of Directors.

According to the Company’s dividend policy, the dividends are distributed in quarterly interim payments plus a final dividend to be paid in May of the following year. Accrued dividends that corporations fail to pay or make available to their shareholders within certain periods are to be adjusted by the variation experimented by the Unidad de Fomento between the date on which those dividends became due and the date of actual payment. Overdue dividends will accrue annual interest established for adjustable operations over the same period.

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

Under Chilean law, certain provisions affect an existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares. The Chilean Securities Market Law establishes that (a) any person who, directly or indirectly; (i) owns 10% or more of the subscribed capital of a corporation (the “majority shareholders”) whose shares are registered in the Securities Registry of the Chilean Commission for the Financial Market, or (ii) owns any such percentage because of the purchase of shares; and (b) all directors, the chief executive officer and the other principal officers of any corporation whose shares are registered with the Chilean Commission for the Financial Market, regardless of the number of shares they own, must report any purchase or sale of shares (or agreements or other securities based on the shares’ price) made by such persons or entities no later than the day after the date of such transactions to the Chilean Commission for the Financial Market and to each of the stock exchanges in Chile where such corporation has securities registered. In addition, majority shareholders must inform the Chilean Commission for the Financial Market and the stock exchanges with respect to whether the purchase is aimed at acquiring control of the corporation or merely a financial investment.

Except for the case when the tender offers regulation applies (Chapter XXV of the Chilean Securities Market Law), the Chilean Securities Market Law also provides that when one or more persons intend to take over the control of a corporation subject to oversight by the Chilean Commission for the Financial Market, they must give prior written notice to the Company, the Chilean Commission for the Financial Market and each of the stock exchanges in Chile where such corporation has securities registered. This notice must include the price to be offered per share and the conditions of the proposed transaction, including the expected manner of acquiring the shares. Public notice shall be released through two publications in a newspaper of national presence as well.

Chapter XXV of the Securities Market Law was enacted in order that controlling shareholders share with minority shareholders the benefits of a change of control, by requiring that certain share acquisitions be made pursuant to a tender offer.

The Chilean Corporation Law provides shareholders with preemptive rights. The Chilean Corporation Law requires that options to purchase stock representing capital increases in corporations and debentures convertible into stock of the issuing corporation, or any other securities extending future rights over such stock, must be offered, at least once, to existing shareholders, proportionally to the number of shares owned by them. This right is eminently renounceable or transferable. A corporation must distribute any bonus stock in the same manner.

The Chilean Corporation Law also provides shareholders with a right to withdraw from a corporation in certain situations. Unless there is an ongoing bankruptcy proceeding, if a shareholders’ meeting approves any of the following matters, dissenting shareholders will be automatically entitled to withdraw from the corporation upon payment by the corporation of the market value of their shares:

a)	conversion of the corporation into a different type of legal entity;
b)	merger of the corporation;
c)	disposition of 50% or more of the assets of the corporation, whether or not including the liabilities, and similar dispositions in case of certain subsidiaries;
d)	guarantee of a third party’s liabilities (other than subsidiaries’ obligations) with collateral exceeding 50% of the corporation’s assets;
e)	establishment or extension of preferences in connection with a series of shares, or any other modification of existing preferences, in which case only dissenting shareholders in the affected series will have the right to withdraw;
f)	curing of certain errors or defects affecting the corporate charter, or the amendment of its by-laws giving right to one or more of the matters listed above; and
g)	other cases established by law or by the corporation’s By-Laws.

In addition, shareholders may withdraw if a person becomes the owner of 95% of the outstanding shares of the corporation as a consequence of a share acquisition.

The Company’s By-Laws do not provide for additional circumstances under which shareholders may withdraw.

Action necessary to change the rights of holders of stock. Rights of shareholders are established by law and pursuant to the corporation’s By-Laws. Any change to the rights of shareholders must be adopted by a majority of shareholders or, in some cases, by a two-thirds majority vote, as discussed above. However, the amendment of certain rights requires a unanimous vote of the shareholders, including the right of shareholders to receive less than a 30% of the net profits for each fiscal year. Notwithstanding the foregoing, no decision of the shareholders can deprive a shareholder from his proprietary interest in its stock.

The Company’s By-Laws do not provide for additional conditions in connection with matters described in this subsection.

Shareholders’ meetings. Annual shareholders’ meetings are to be held during the first quarter of each year. During the meetings, determinations are made relating to particular matters set forth in the Chilean Corporation Law, matters which must be specifically indicated in the notice of summon of such meeting. The quorum for a shareholders’ meeting is established by shareholders representing at least an absolute majority (50% plus one) of the issued voting stock of the Company, which may assist in person or by proxy. If a quorum is not present at the first meeting, the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the voting stock represented. In that case, decisions will be made by the absolute majority of stock with voting rights present or otherwise represented at the meeting. The following matters are specifically reserved for annual meetings:

a)	review of the state of the corporation and of the reports of internal and independent auditors and the approval or rejection of the annual report, balance sheet, financial statements and records submitted by the officers or liquidators of the corporation;
b)	distribution of profits, including the distribution of dividends;
c)	election or revocation of regular and alternate Board of Directors members, liquidators and management supervisors;
d)	determinations regarding compensation of the Board of Directors members;
e)	designation of a newspaper to publish the notice of summon of meetings; and
f)	in general, any other matter to be dealt with by the annual meeting relating to the Company and not specifically reserved to extraordinary shareholders’ meetings.

Extraordinary shareholders’ meetings may be held at any time. During extraordinary meetings, determinations are made relating to any matter which Chilean law or the Company’s By-Laws reserve for consideration at such extraordinary meetings, matters which shall be expressly set forth in the relevant notice of summon of such meeting. Whenever in an extraordinary shareholders’ meeting determinations must be made relating to matters specifically reserved to annual meetings, the operation and decisions of such extraordinary meeting will follow the requirements applicable to annual meetings.

The following matters are specifically reserved for extraordinary meetings:

a)	dissolution of the corporation;
b)	transformation, merger or spin off of the corporation and amendments to its By-Laws;
c)	issuance of bonds or debentures convertible into stock;
d)	transfer of corporate assets in the terms of article 67 No. 9 of the Chilean Corporation Law;
e)	guarantees of third parties’ obligations, except when these third parties are subsidiaries (in which case approval of the Board of Directors will suffice); and
f)	any other matters that according to the Law or the By-Laws of the Company are competence of the shareholders’ meeting.

In addition to the above, annual and extraordinary shareholders’ meetings must be called by the Board of Directors in the following circumstances:

-	when requested by shareholders representing at least 10% of issued stock;
-	when required by the Chilean Commission for the Financial Market; and
-	whenever the Company’s interest so warrants.

Only holders of stock registered in the Company’s stock ledger five business days before the date of the pertinent meeting may participate with the right to speak and vote in shareholders’ meetings. Directors and officers other than shareholders may participate in shareholders’ meetings with the right to speak.

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

Changes in capital. The Company’s By-Laws do not impose any conditions that are more stringent than those required by law for effecting changes in the capital of the Company.

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

The Central Bank of Chile issued a new Foreign Exchange Regulations Compendium (as modified from time to time, the “New Regulations”) published in the Official Gazette on April 18, 2001 and effective as of April 19, 2001. The New Regulations impose only three levels of restrictions or obligations on foreign exchange transactions in Chile: (i) certain transactions requiring exchange of foreign currency must be conducted through the Formal Exchange Market (i.e., a commercial bank) and reported to the Central Bank of Chile (e.g., investments, loans, deposits and certain other transactions in excess of US$10,000); (ii) certain transactions requiring exchange of foreign currency to be remitted abroad must be conducted through the Formal Exchange Market without any reporting obligation (e.g., all license and royalty payments to be remitted abroad); and (iii) certain transactions requiring exchange of foreign currency must only be reported to the Central Bank of Chile (i.e., payments regarding import and export transactions, etc.).

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

Under Chapter XXVI of the former Foreign Exchange Regulations and the Foreign Investment Contract, the Central Bank of Chile agreed to grant to the Depositary, on behalf of ADSs holders and to any investor neither resident nor domiciled in Chile who withdraws Common Stock upon delivery of ADS (such shares of Common Stock being referred to herein as “Withdrawn Shares”), access to the Formal Exchange Market to convert pesos to U.S. dollars (and to remit such dollars outside of Chile) in respect of shares of Common Stock represented by ADSs or Withdrawn Shares, including amounts received as (a) cash dividends; (b) proceeds from the sale in Chile of Withdrawn Shares; (c) proceeds from the sale in Chile of rights to subscribe for additional shares of Common Stock; (d) proceeds from the liquidation, merger or consolidation of the Company; and (e) other distributions, including, without limitation, those resulting from any recapitalization, as a result of holding shares of Common Stock represented by ADSs or Withdrawn Shares. However, Chapter XXVI also provided that access to the Formal Exchange Market for repatriation of the sales proceeds of Withdrawn Shares or distributions thereon would be conditioned upon receipt by the Central Bank of Chile of certification by the Depositary (or the custodian on its behalf) that such Shares had been withdrawn in exchange for ADSs, a waiver of the benefits of the Foreign Investment Contract until such Withdrawn Shares were redeposited and the Withdrawn Shares are redeposited with the Depositary. Investors receiving Withdrawn Shares in exchange for ADSs will have the right to redeposit such shares in exchange for ADSs, provided that the conditions to redeposit are satisfied.

Chapter XXVI of the former Foreign Exchange Regulations provided that access to the Formal Exchange Market for repatriation of dividend or distribution payments would be conditioned upon certification by the Company to the Central Bank of Chile that a dividend or distribution payment had been made and any applicable tax had been withheld. Cash dividends and other distributions paid by the Company with respect to ADSs held by a non-Chilean resident holder are subject to a 35% Chilean withholding tax, which is withheld by the Company. However, stock dividends are deemed a non-taxable event pursuant to Chilean Income Tax Law, thus, not subject to Chilean taxation. See Item 10 — “Additional Information — Taxation.”

Chapter XXVI of the former Foreign Exchange Regulations and the Foreign Investment Contract provide that a person who brings foreign currency into Chile must convert it into Chilean pesos (Liquidation restriction) on the same date and has five days within which to invest in shares of Common Stock in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire shares of Common Stock, he can access the Formal Exchange Market to reacquire U.S. dollars, provided that the applicable request to purchase U.S. dollars is presented to the Central Bank of Chile within five days, plus two additional days to request the Central Bank authorization of the initial conversion into pesos. Shares acquired as described above may be deposited for ADSs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of Chile of a certificate from the Depositary (or the Custodian on its behalf) that such deposit has been effected and that the related ADSs have been issued and a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of Common Stock.

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

10.E. Taxation

The following discussion is a summary of certain Chilean and U.S. federal income tax considerations relating to an investment in the ADSs or the shares. The discussion is based on current law and is for general information only. Moreover, while the Company’s tax advisors believe this discussion to be a correct interpretation of existing laws in force as of the date of this Annual Report, no assurances can be given that the courts or tax authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws will not occur. In addition, the discussion does not address all possible tax consequences relating to an investment in the ADSs or the shares.

Each holder of ADSs or shares of Common Stock should consult his or her own tax advisor regarding the particular tax consequences of the purchase, ownership and disposition of ADSs or shares of Common Stock.

Chile

Chile and the United States signed in January 2010 a double taxation treaty; its ratification is pending by Chile and the United States. Diplomatic notes were exchanged in year 2011 in order to amend the treaty’s original wording. There is no clarity as to when the treaty may enter into force. The following discussion is based exclusively on Chilean domestic tax legislation.

The discussion summarizes the material Chilean income tax consequences of the purchase, ownership and disposition of ADSs or shares of Common Stock by an individual who is neither domiciled in, nor a resident of, Chile for tax purposes or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (a “foreign holder”). However, it is not a full description of all tax considerations that may be relevant to a decision related to the ADS or shares of Common Stock. The discussion is based on Chilean income tax laws, regulations and rulings of the Chilean Internal Revenue Service.

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

Cash Dividends and Other Distributions

Cash dividends paid by the Company with respect to the ADSs or shares of Common Stock held by a foreign holder will be subject to a 35% Chilean withholding tax (the “Withholding Tax”), which will be withheld and paid to the Chilean Treasury by the Company. Chile has an imputation tax system. A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the “First- Category Tax”); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. From 1991 until 2001, the First-Category Tax rate was 15% resulting in an effective dividend withholding tax rate of approximately 23.52%. For 2002, the First-Category Tax rate was 16% resulting in an effective dividend withholding tax rate of approximately 22.62% and for year 2003 the First-Category Tax rate was 16.5%. From year 2004 until 2010 the First-Category Tax rate was 17%, resulting in an effective dividend withholding tax rate of approximately 21.69%. For year 2011, the First-Category Tax rate was 20%, resulting in an effective dividend withholding tax rate of approximately 18.75%. For year 2012, the First- Category Tax rate was 18.5%, resulting in an effective dividend withholding tax rate of approximately 20.25%. For year 2013, the First-Category Tax rate was set again at 20%, with the resulting effective dividend withholding tax rate of approximately 18.75%. For year 2014, the First-Category Tax rate was set at 21%, with the resulting effective dividend withholding tax rate of approximately 17.72%. For year 2015, the First-Category Tax rate was set at 22.5%, with the resulting effective dividend withholding tax rate of approximately 16.12%. For year 2016, the First-Category Tax rate was set at 24%, with the resulting effective dividend withholding tax rate of approximately 14.47%. For year 2017, the First-Category Tax rate was set at 25.5%, with the resulting effective dividend withholding tax rate of approximately 12.75% for shareholders residing in countries with which Chile has a double taxation treaty in force (a “Treaty Country”). For year 2018 and onwards the First-Category will be 27%, with an effective dividend Withholding Tax rate of approximately 10.96%, for non-resident shareholders residing in Treaty Countries. According to the Law No. 20780 of 2014, the Chilean Tax Regime was materially changed starting on 2017, as explained herein below.

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

It is important to bear in mind that according to the 2014 Tax Reform Law (Law No. 20780 and Law 20899), from January 1, 2017 two Income Tax Systems coexist between which corporate taxpayers must have chosen – and reported to the IRS– within the last seven months of 2016 or upon incorporation. Based on how the Company is organized (as a Chilean stock corporation), it will be subject to the Partial Integration System (PIS), which is briefly explained below.

According to the PIS, companies must pay corporate income tax at a rate of 27% on profits accrued during the respective period. When the PIS applies, shareholders are taxed on a cash basis, i.e., only for profits withdrawn or distributed in the corresponding commercial year. Foreign shareholders will be taxed at a 35% rate on dividends received, and the corporate income tax paid on the accrued profits will be available as a credit. In the PIS, the corporate income tax paid on the accrued profits is only partially creditable against the Withholding Tax (approximately 65% of it).

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

Capital Gains

Shares – General

Sales or other disposals of shares are considered a realization for Chilean tax purposes. Capital gains derived from the transfer of shares in the Company will be subject to an overall 35% tax burden for non-resident shareholders, unless they are residents of a Treaty Country, in which reduced treaty rates may apply (16% or 17%).

Withholding obligations on the net gain generally affect the purchaser of shares, at rates that may vary. Net gain is represented by the difference between the sales price of the shares and the tax basis for the transferor, determined in accordance with Chilean tax rules (i.e., acquisition cost, plus/minus capital increases/reductions, adjusted by inflation). Withholding must be performed upon payment, remittance, crediting to account or placement at seller’s disposal of sales price.

Withholding rates apply as follows:

a)	If the taxable gain can be determined, 35% on the gain.

b)	If the taxable gain cannot be determined, 10% on the amount paid, remitted, credited to account or placed at seller’s disposal. The provisional 10% withholding is credited against the yearly tax liability of the seller, in April of the following year, with any excess being refunded.

c)	Reduced treaty rate if applicable (16% or 17%).

Shares - Article 107 Chilean Income Tax Law Actively Traded Shares – Capital Gains Exemption

Under Article 107 of the Chilean Income Tax Law, the gain recognized on the transfer of shares that have high presence in the stock exchange is not subject to capital gains tax in Chile, provided that the shares are transferred in a local stock exchange or within the process of a public tender of shares governed by the Securities Market Law. The shares must also have been acquired either in a stock exchange, within the process of a public tender of shares governed by the Securities Market Law, in an initial public offer of shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible publicly traded securities.

ADRs Capital Gain

Tax treatment of certificates representative of Chilean shares, such as American Depositary Receipts (the “ADRs”) is not expressly regulated in Chilean tax law.

Notwithstanding the foregoing, the Chilean IRS through administrative opinions has provided guidelines on the tax treatment of ADRs and of other types of certificates representative of Chilean shares, to the extent those other certificates have the same legal nature and the rules for registration, issuance, custody and placement under their respective domestic laws as those under which ADRs are issued and traded and are subject to the same reporting obligations that ADRs have before the Chilean Central Bank and the CMF.

Based on the above, the current tax treatment of the disposal of ADRs is as follows:

•	Gains from the sale or exchange ADRs outside of Chile will be deemed a foreign source income, not subject to Chilean taxation for non-residents. Gains from the sale or exchange of ADRSs by a Chilean resident outside of Chile, will be deemed a foreign source income, but subject to taxation in Chile as Chilean residents are subject to taxes in Chile on their worldwide income.

•	The exchange of ADRs for shares (flow-back) should not be deemed a taxable event for Chilean tax purposes.

•	The tax basis of shares of common stock received in exchange for ADRs will be the acquisition value of the shares, which is the highest reported price of the shares on the Santiago Stock Exchange for the day in which the transfer of the shares is recorded under the name of the holder.

•	However, when ADRs are exchanged for Chilean shares (flow-back), and those shares are subsequently transferred, a gain subject to Chilean tax could arise, as described above.

•	The acquisition requirement for application of Article 107 described above will be fulfilled if to the extent that the ADRs comply with the requirements set forth by the CMF for the public offering of securities in Chile and the underlying shares have been duly registered.

Other Chilean Taxes

There are no gifts, inheritance or estate taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder, but such taxes will generally apply to the transfer at death or by gift of the Common Stock by a foreign holder. There are no Chilean stamps, issue, registration or similar taxes or duties payable by holders of Common Stock or ADSs.

Withholding Tax Certificates

Upon request, the Company will provide to foreign holders, appropriate documentation evidencing the payment of the Withholding Tax (net of applicable First-Category Tax).

United States

The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of the ADSs or shares of Common Stock. However, it is not a full description of all tax considerations that may be relevant to a decision related to the ADSs or shares of Common Stock. The discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The U.S. federal income tax treatment of a holder of ADSs or shares of Common Stock may vary depending upon its particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, certain financial institutions, regulated investment companies, real estate investment trusts, persons liable for alternative minimum tax, persons holding offsetting positions in respect of the ADSs or shares of Common Stock (including as part of a straddle, hedging, conversion or integrated transaction), tax-exempt entities, broker-dealers, U.S. expatriates, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, persons subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs or shares being taken into account in an applicable financial statement, partnerships or other pass-through entities or persons holding the ADSs or shares of Common Stock through a partnership or other pass-through entity, traders that elect to mark-to-market, persons who acquired the ADSs or shares of Common Stock pursuant to the exercise of any employee share option or otherwise as consideration and persons owning, directly or indirectly, 10% or more of the shares of the Company by vote or value) may be subject to special rules not discussed below. Unless otherwise stated, the following summary is limited to U.S. Holders who hold the ADSs or shares of Common Stock as “capital assets” within the meaning of Section 1221 of the Code. The discussion below also does not address the effect of any foreign, state or local tax law, or any federal tax law other than income tax law on a holder of the ADSs or shares of Common Stock and does not address the Medicare contribution tax on net investment income. In addition, unless otherwise stated, the following discussion assumes that the Company is not currently and will not in the future be, classified as a “passive foreign investment company” (“PFIC”) within the meaning of the Code.

As used herein, the term “U.S. Holder” means a beneficial owner of the ADSs or shares of Common Stock that is, for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, or that is otherwise treated as a U.S. tax resident under the Code, (iii) an estate that is subject to U.S. federal income taxation without regard to the source of its income, or (iv) a trust if (1) it is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions or and (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. The term “Non-U.S. Holder” refers to any beneficial owner of the ADSs or shares of Common Stock other than a U.S. Holder.

The tax treatment of an entity treated as a partnership for U.S. federal income tax purposes that holds the ADSs or shares of Common Stock will generally depend on the holder’s status and the activities of the partnership. Any such holder should consult its own tax advisor.

For U.S. federal income tax purposes, holders of the ADSs (or ADRs evidencing the ADSs) should generally be treated as the owners of the Common Stock represented by those ADSs. Accordingly, no gain or loss will be recognized upon an exchange of shares of Common Stock for the ADSs or an exchange of the ADSs for shares of Common Stock. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADSs may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of any Chilean taxes and the availability of the reduced tax rate for any dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of the ADSs and the Company if as a result of such actions the U.S. Holders of the ADSs are not properly treated as beneficial owners of underlying shares of Common Stock.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADSs OR SHARES OF COMMON STOCK.

Cash Dividends and Other Distributions

Subject to the PFIC rules discussed below, for U.S. federal income tax purposes, the gross amount of a distribution with respect to ADSs or shares of Common Stock will include the net amount of any Chilean tax withheld (i.e., the Withholding Tax reduced by any credit for First-Category Tax paid) and will be treated as a dividend on the date of receipt by the Depositary or the U.S. Holder of such shares of Common Stock, respectively, to the extent of the Company’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes. U.S. Holders that are corporations will not be allowed a deduction for dividends received in respect of distributions on the ADSs or shares of Common Stock. Distributions, if any, in excess of such current and accumulated earnings and profits as determined for U.S. federal income tax purposes will constitute a non-taxable return of capital to a U.S. Holder and will be applied against and reduce such U.S. Holder’s tax basis in such ADSs or shares of Common Stock. To the extent that such distributions are in excess of such basis, the distributions will constitute capital gain.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) the ADSs or shares of Common Stock, as applicable, are readily tradable on an established securities market in the United States, (2) the Company is neither a PFIC nor treated as such with respect to the U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service (“IRS”) authority, the ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are the ADSs (but not the shares of Common Stock). Based on existing guidance, it is not entirely clear whether dividends received with respect to shares of Common Stock may qualify as qualified dividend income because the Common Stock are not themselves listed on such a U.S. exchange. U.S. Holders should consult their own tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or shares of Common Stock.

If a dividend distribution is paid with respect to the ADSs or shares of Common Stock in Chilean pesos, the amount includable in income will be the U.S. dollar value, on the date of receipt by the Depositary or the U.S. Holder of such shares of Common Stock, respectively, of the Chilean pesos amount distributed. Any subsequent gain or loss in respect of such Chilean pesos arising from exchange rate fluctuations will generally be U.S. source ordinary income or loss for U.S. Holders. If the Depositary converts the Chilean pesos to U.S. dollars on the date it receives such pesos, U.S. Holders will not recognize any such gain or loss.

Any dividends paid with respect to the ADSs or shares of Common Stock will generally constitute foreign source income for foreign tax credit limitation purposes. Subject to the limitations and conditions set forth in the Code and Treasury regulations promulgated thereunder, U.S. Holders may elect to claim a credit against their U.S. federal income tax liability for the net amount of any Chilean tax withheld (i.e., the Withholding Tax reduced by any credit for First-Category Tax paid) from dividends received in respect of the ADSs or shares of Common Stock. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to qualified dividend income and divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to the ADSs or shares of Common Stock generally will constitute “passive category income”. The rules relating to the determination of the foreign tax credit are complex and prospective purchasers should consult their personal tax advisors to determine whether and to what extent they would be entitled to such credit. A Non-U.S. Holder of the ADSs or shares of Common Stock generally will not be subject to U.S. federal income tax on dividends received on the ADSs or shares of Common Stock, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States. In such cases, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder. In the case of a corporate Non-U.S. Holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Capital Gains

The sale, exchange or other taxable disposition of the ADSs or shares of Common Stock will generally result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s tax basis in such ADSs or shares of Common Stock. If the consideration received for the ADSs or shares of Common Stock is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale, exchange or other taxable disposition. However, if the ADSs or shares of Common Stock are treated as traded on an “established securities market” and a holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), the U.S. dollar value of the amount realized in a foreign currency will be determined by translating the amount received at the spot rate of exchange on the settlement date of the sale. The U.S. Holder’s initial tax basis in the ADSs or shares of Common Stock will be the U.S. dollar value of such holder’s cost for the ADSs or shares of Common Stock. If foreign currency was used to purchase the ADSs or shares of Common Stock, the cost of such ADSs or shares of Common Stock will be the U.S. dollar value of the foreign currency purchase price determined by reference to the spot rate of exchange on the date of purchase. However, if the ADSs or shares of Common Stock are treated as traded on an established securities market and the holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. dollar value of the cost of such ADSs or shares of Common Stock will be determined by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Subject to certain exceptions and limitations, gain or loss upon the sale or other disposition of the ADSs or shares of Common Stock will be long-term or short-term capital gain or loss, depending on whether the ADSs or shares of Common Stock have been held for more than one year and generally will be U.S. source gain or loss. Long-term capital gains realized by individuals may be subject to tax at reduced rates. The deductibility of capital losses is subject to limitations.

As discussed above under the heading “Chile-Capital Gains,” gains realized from a sale or other disposition of shares of Common Stock by a U.S. Holder, unlike gains realized from a sale or disposition of the ADSs, could be taxable in Chile. Because U.S. taxpayers generally may only take a foreign tax credit against the U.S. federal income tax liability in respect of non-U.S. source income, in the case of gains realized from the sale or other disposition of shares of Common Stock, a U.S. Holder may not be able to use the foreign tax credit for Chilean tax imposed on that gain (because such gains would generally be U.S. source for U.S. federal income tax purposes) unless such U.S. Holder can apply such foreign tax credit against its U.S. federal income tax liability in respect of non-U.S. source income.

A Non-U.S. Holder of the ADSs or shares of Common Stock generally will not be subject to U.S. federal income tax on gain from the sale, exchange or other taxable disposition of such ADSs or shares of Common Stock unless (i) such gain is “effectively connected” with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale, exchange or other taxable disposition and certain other conditions are met. In the case of (i), the Non-U.S. Holder will be taxed in a similar manner as a U.S. Holder; while in the case of (ii) the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s U.S. source capital gains exceed such non-U.S. source capital losses. Any such gains recognized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if the corporate Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Passive Foreign Investment Company

Based on the market price of the ADSs and shares of Common Stock and the value and composition of the Company’s assets, the Company does not believe it should be treated as a PFIC with respect to its most recently closed taxable year. Under the Code, a foreign corporation will be a PFIC for any taxable year in which either (1) 75% or more of its income is passive income or (2) the average percentage of the value of its assets that produce (or are held for the production of) passive income is 50% or more. If the Company was treated as a PFIC for any year during which a U.S. Holder held the ADSs or shares of Common Stock, the Company will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or shares of Common Stock, absent a special election as discussed below. The application of the PFIC rules is subject to uncertainty in several respects, and the Company cannot assure holders that it will not be a PFIC for any taxable year. If the Company is a PFIC for any taxable year during which a U.S. Holder holds the ADSs or shares of Common Stock, a U.S. Holder will be subject to special tax rules with respect to any “excess distributions” the U.S. Holder receives and any gain such holder recognizes from a sale, exchange or other taxable disposition (including a pledge) of the ADSs or shares of Common Stock, unless the U.S. Holder makes a “mark-to-market” or qualified electing fund (“QEF”) election (if available) as discussed below. Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ADSs or shares of Common Stock will be treated as an excess distribution.

Under these special tax rules, (i) the excess distribution or gain will be allocated ratably to a U.S. Holder over its holding period for the ADSs or shares of Common Stock, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company became a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge normally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or shares of Common Stock cannot be treated as capital, even if the ADSs or shares of Common Stock are capital assets.

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

Alternatively, if the ADSs are “marketable stock” (as defined below), a U.S. Holder can avoid taxation under the unfavorable PFIC rules described above in respect of the ADSs by making a mark-to-market election in respect of the ADSs by the due date (determined with regard to extensions) for such U.S. Holder’s tax return in respect of the first taxable year of such U.S. Holder during which the Company is treated as a PFIC. If a U.S. Holder makes a mark-to-market election for the ADSs or shares of Common Stock, the U.S. Holder will include in income in each of the U.S. Holder’s taxable years during which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or shares of Common Stock as of the close of the U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such ADSs or shares of Common Stock. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or shares of Common Stock over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to- market gains on the ADSs or shares of Common Stock included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or shares of Common Stock, are treated as ordinary income.

Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or shares of Common Stock, as well as to any loss realized on the actual sale or disposition of the ADSs or shares of Common Stock, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or shares of Common Stock. A U.S. Holder’s basis in the ADSs or shares of Common Stock will be adjusted to reflect any such income or loss amounts. Further, distributions would be taxed as described above under “— Cash Dividends and Other Distributions,” except the preferential dividend rates with respect to “qualified dividend income” would not apply. A U.S. Holder will not be required to recognize mark-to-market gain or loss in respect of its taxable years during which the Company was not at any time a PFIC.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the New York Stock Exchange, or other market, as defined in the applicable Treasury regulations. The ADSs are listed on the New York Stock Exchange and consequently, the mark-to-market election would be available with respect thereto, provided the ADSs are traded in sufficient quantities. U.S. Holders of the ADSs or shares of Common Stock should consult their tax advisors as to whether the ADSs or shares of Common Stock would qualify for the mark-to-market election.

A U.S. Holder also generally can make a “deemed sale” election in respect of any time the Company ceases being a PFIC, in which case such U.S. Holder will be deemed to have sold, at fair market value, its ADSs or shares of Common Stock (and shares of any of the Company’s subsidiaries that are PFICs, if any, that the U.S. Holder is deemed to own) on the last day of the Company’s taxable year immediately prior to the Company’s taxable year in respect of which the Company is not a PFIC. If a U.S. Holder makes this deemed sale election, it generally would be subject to the unfavorable PFIC rules described above in respect of any gain realized on such deemed sale, but as long as the Company is not a PFIC for future years, such U.S. Holder would not be subject to the PFIC rules for those future years.

A U.S. Holder that holds the ADSs or shares of Common Stock in any year in which the Company or any of its subsidiaries is a PFIC would be required to file an annual information report with the IRS for each entity that is a PFIC, regarding distributions received on the ADSs or shares of Common Stock and any gain realized on the disposition of the ADSs or shares of Common Stock. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the ADSs or shares of Common Stock and the elections discussed above.

Backup Withholding and Information Reporting

Dividends paid to a U.S. holder that does not establish an exemption and proceeds from such a U.S. Holder’s sale or other taxable disposition of the ADSs or shares of Common Stock may have to be reported to the IRS. Such payments may also be subject to a backup withholding tax unless the U.S. Holder (i) provides an accurate taxpayer identification number and otherwise complies with the requirements of the backup withholding rules or (ii) otherwise establishes an exemption.

Subject to certain certification requirements, dividends paid to a Non-U.S. Holder on and proceeds from a Non-U.S. Holder’s sale or other disposition of, ADSs or shares of Common Stock will generally not have to be reported to the IRS and will not be subject to backup withholding tax.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s U.S. federal income tax liability if the required information is timely furnished to the IRS.

Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Additional Reporting Requirements

U.S. individuals (including certain entities treated as individuals for this purpose) that own “specified foreign financial assets” (which may include ADSs or shares of Common Stock) with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns, subject to certain exceptions (including an exception for ADSs or shares of Common Stock held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the application of this requirement to their ownership of the ADSs and shares of Common Stock.

10.F. Dividends and paying agents

Not applicable.

10.G. Statements by experts

Not applicable.

10.H. Documents on Display

The Company files reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains annual and current reports and other information regarding issuers that file electronically with the SEC. You may also obtain a copy of any of our filings with the SEC from our website at www.conchaytoro.com . Information on our website is not part of this Annual Report.

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

Interest Rate Risk

The Company’s exposure to interest rate risk relates to its debt obligations. As of December 31, 2018, the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted Ch$295,725 million. From them, as of December 31, 2018, Ch$120,369 million was short term debt and Ch$175,356 million was long term debt, with maturities through 2019 for its bank debt and 2041 for the bond debt. As of December 31, 2018, 100% of the debt had fixed-rate and was denominated in Chilean pesos, US dollar, Brazilian real, Argentine peso, and Mexican peso.

The following table lists the cash flows related to interest payments, amortization of debt obligations and related interest rates by fiscal year maturing with respect to the Company’s debt obligations. The interest rates disclosed represent weighted average rates of the portfolio at year-end, and fairly represent the approximate average annual interest rates for each of the years of maturity.

Interest Bearing Debt as of December 31, 2018
(Ch$ million)
Expected Maturity Date

Currency		Average Interest Rate	2019	2020	2021	2022	2023	There after	Short-Term and Long-Term Debt	Fair Value

Dollar	Fixed Rate	2.60%	86,611	27,270	—	—	—	—	113,881	113,852
BRL	Fixed Rate	13.15%	4,617	—	—	—	—	—	4,617	4,755
Ch$(UF)	Fixed Rate	2.08%	10,706	9,437	73	75	75	138,059	158,425	164,937
ARG$	Fixed Rate	17.00%	160	170	80	—	—	—	410	334
MXN	Fixed Rate	9.75%	2,648	—	—	—	—	—	2,648	2,670
Ch$	Fixed Rate	3.48%	15,627	26	28	30	32	1	15,744	15,779
Total			120,369	36,903	181	105	107	138,060	295,725	302,327

As of December 31, 2017, the Company’s total interest-bearing financial debt (including current maturities and accrued interest) amounted Ch$261,819 million. From them, as of December 31, 2017, Ch$137,140 million was short term debt and Ch$124,679 million was long term debt. As of December 31, 2017, 100% of the debt had fixed-rate and was denominated in Chilean pesos, US dollar, Brazilian real, Argentine peso, and Mexican peso.

Interest Bearing Debt as of December 31, 2017
(Ch$ million)
Expected Maturity Date

Currency		Average Interest Rate	2018	2019	2020	2021	2022	There after	Short-Term and Long-Term Debt	Fair Value

Dollar	Fixed Rate	2.16%	82,224	23,975	—	—	—	—	106,199	106,157
BRL	Fixed Rate	14.73%	4,792	—	—	—	—		4,792	4,995
Ch$(UF)	Fixed Rate	2.95%	23,149	9,116	8,933	1,914	1,914	77,344	122,370	118,736
ARG$	Fixed Rate	19.84%	2,573	258	305	—	—	143	3,279	3,175
MXN	Fixed Rate	1.90%	2,068	—	—	—	—	—	2,068	2,064
Ch$	Fixed Rate	3.29%	22,334	231	73	73	76	324	23,111	22,694
Total			137,140	33,580	9,311	1,987	1,990	77,811	261,819	257,821

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

Interest Bearing Debt as of December 31, 2016
(Ch$ million)
Expected Maturity Date

Currency		Average Interest Rate	2017	2018	2019	2020	2021	There after	Short-Term and Long-Term Debt	Fair Value

Dollar	Fixed Rate	2.66%	69,160	20,700	4,017	—	—	—	93,877	95,270
BRL	Fixed Rate	18.41%	5,356	—	—	—	—		5,356	5,568
Ch$(UF)	Fixed Rate	3.02%	14,043	21,957	8,783	8,783	1,882	77,161	132,610	129,655
ARG$	Fixed Rate	25.37%	2,649	629	414	—	—	—	3,692	3,814
MXN	Fixed Rate	6.57%	1,429	—	—	—	—	—	1,429	1,429
Ch$	Fixed Rate	5.61%	1,415	693	—	—	—	—	2,108	2,142
Total			94,052	43,979	13,214	8,783	1,882	77,161	239,072	237,878
96

Foreign Currency Exchange Rate Risk

Exchange rate risks are primarily related to the Company’s exports-oriented business. While its functional and presentation currency is the Chilean peso, a significant part of its revenue is denominated in other currencies, such as US dollar, Sterling pound, and Euro, and to a lesser extent, Canadian dollar, Argentine peso, Brazilian real, Swedish krona, Norwegian krone, and Mexican peso. In 2018, 2017 and 2016, sales denominated in foreign currency accounted for 80.3%, 79.7%, and 80.3% of the Company’s revenue.

The Company´s costs and expenses are also in part established in foreign currencies, such as US dollar, and to a lesser extent, Euro, Sterling pound, and other currencies. In 2018, 2017 and 2016, approximately 50% of the Company’s costs and expenses were denominated in foreign currency.

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

The following table sets forth the Company’s assets and liabilities subject to exchange rate risk as of December 31, 2018. The value of these foreign currency denominated assets and liabilities are represented in millions of Chilean pesos at the applicable exchange rate on December 31, 2018, which is included in the final row of the table. The table, however, does not reflect the assets/liabilities hedge position that the company has, given that the accountability of derivative instruments reflects their market value and not the implicit hedged amount (contractual value).

Assets and Liabilities Subject to Foreign Exchange Risk
(Ch$ million, except exchange rates)
As of December 31, 2018

Applicable Currency	USD(1)	EUR(2)	GBP(3)	CAD(4)	ARS(5)	SEK(6)	NOK(7)	BRL(8)	ZAR(9)	MXN(10)
Cash	15,657	1,771	5,191	467	—	556	2,352	1,485	10	2,353
Derivatives Contracts Current	2,706	1,130	927	107	—	4	42	108	—	2
Other Assets Current	162,975	19,776	46,752	6,339	—	6,356	3,626	14,817	27	17,450
Property, Plant and equipment	74,845	3,611	83	1	—	—	—	59	2	105
Derivatives Contracts Non Current	6,535	1,643	4,159	321	—	15	—	—	—	—
Other Assets Non Current	102,764	127	157	20	—	5	12	1,785	14	385
Total Assets	365,482	28,058	57,269	7,255	—	6,936	6,032	18,254	53	20,295
Derivative Contracts Current	5,056	186	416	9	894	152	11	103	—	276
Current Liabilities	144,473	7,636	12,162	1,420	161	2,539	3,145	8,128	134	10,404
Derivative Contracts Non Current	6,513	—	—	—	—	—	—	—	—	—
Long-Term Liabilities	29,664	—	—	—	250	—	—	—	—	—
Total Liabilities	185,706	7,822	12,578	1,429	1,305	2,691	3,156	8,231	134	10,680

Exchange Rate	694.8	794.7	882.4	509.6	18.4	77.5	79.6	179.6	48.4	35.3

(1) USD: US dollar; (2) EUR: Euro; (3) GBP: Sterling pound; (4) CAD: Canadian dollar; (5) ARS: Argentine peso; (6) SEK: Swedish krona; (7) NOK: Norwegian krone; (8) BRL: Brazilian real; (9) ZAR: South African rand; (10) MXN: Mexican peso.

For comparison purposes, the following tables set forth the Company’s assets and liabilities subject to exchange rate risk as of December 31, 2017 and 2016.

Assets and Liabilities Subject to Foreign Exchange Risk
(Ch$ million, except exchange rates)
As of December 31, 2017

Applicable Currency	USD(1)	EUR(2)	GBP(3)	CAD(4)	ARS(5)	SEK(6)	NOK(7)	BRL(8)	ZAR(9)	MXN(10)
Cash	7,704	1,266	2,584	265	—	398	1,156	1,206	86	265
Derivatives Contracts Current	1,907	720	2,070	74	—	103	62	565	—	213
Other Assets Current	145,765	20,429	36,047	5,760	—	6,498	3,869	17,744	49	14,122
Property, Plant and equipment	66,727	3,611	117	1	—	—	—	91	1	115
Derivatives Contracts Non Current	11,885	3,613	4,346	827	—	—	—	—	—	—
Other Assets Non Current	54,167	132	138	19	—	5	12	1,802	5	378
Total Assets	288,155	29,771	45,302	6,946	—	7,004	5,099	21,408	141	15,093
Derivative Contracts Current	2,458	34	64	28	19	18	3	—	—	1
Current Liabilities	123,489	7,002	10,873	1,587	2,573	2,418	2,928	7,985	74	8,461
Derivative Contracts Non Current	594	28	174	—	—	—	—	—	—	—
Long-Term Liabilities	24,548	—	13	1	705	—	—	—	—	—
Total Liabilities	151,089	7,064	11,124	1,616	3,297	2,436	2,931	7,985	74	8,462

Exchange Rate	614.8	739.1	832.1	491.1	33.1	75.2	75.2	185.6	49.8	31.3

(1) USD: US dollar; (2) EUR: Euro; (3) GBP: Sterling pound; (4) CAD: Canadian dollar; (5) ARS: Argentine peso; (6) SEK: Swedish krona; (7) NOK: Norwegian krone; (8) BRL: Brazilian real; (9) ZAR: South African rand; (10) MXN: Mexican peso.

Assets and Liabilities Subject to Foreign Exchange Risk
(Ch$ million, except exchange rates)
As of December 31, 2016

Applicable Currency	USD(1)	EUR(2)	GBP(3)	CAD(4)	ARS(5)	SEK(6)	NOK(7)	BRL(8)	ZAR(9)	MXN(10)
Cash	13,046	824	1,476	116	806	314	905	2,039	82	451
Derivatives Contracts Current	178	237	576	74	—	141	54	21	—	166
Other Assets Current	118,478	17,413	38,713	5,797	29,010	9,949	3,744	23,740	33	12,892
Property, Plant and equipment	42,616	3,612	106	2	26,912	—	—	44	2	41
Derivatives Contracts Non Current	3,905	3,324	5,441	977	—	612	—	—	—	—
Other Assets Non Current	57,465	121	43	19	337	5	12	5,685	2	428
Total Assets	235,688	25,531	46,355	6,985	57,065	11,021	4,715	31,529	119	13,978
Derivative Contracts Current	5,655	51	911	7	—	28	—	720	—	5
Current Liabilities	95,229	5,084	14,631	2,140	20,468	4,354	2,833	10,014	43	7,761
Derivative Contracts Non Current	3,861	—	—	—	—	—	—	46	—	66
Long-Term Liabilities	25,419	—	—	—	1,043	—	—	—	—	—
Total Liabilities	130,164	5,135	15,542	2,147	21,511	4,382	2,833	10,780	43	7,832

Exchange Rate	669.5	705.6	826.1	498.4	42.3	73.7	77.6	205.8	48.8	32.5

(1) USD: US dollar; (2) EUR: Euro; (3) GBP: Sterling pound; (4) CAD: Canadian dollar; (5) ARS: Argentine peso; (6) SEK: Swedish krona; (7) NOK: Norwegian krone; (8) BRL: Brazilian real; (9) ZAR: South African rand; (10) MXN: Mexican peso.

A sensitivity analysis by currency for years 2018, 2017 and 2016, is presented below, with the potential effect of a 10% appreciation of the Chilean peso against foreign currencies, on Profit and Equity, as a result of changes in the accounting value of such assets and liabilities which are denominated in foreign currencies. This exercise omits the neutralizing effect of the Company’s hedging policy in place.

	Profit ThCh$			Equity ThCh$
Currency	2018	2017	2016	2018	2017	2016
US dollar	(5,173,337)	(4,521,190)	(5,546,444)	(6,517,149)	(9,607,302)	(24,930,118)
Sterling pound	(3,356,201)	(2,378,051)	(3,314,911)	(7,136,623)	(6,896,198)	(13,419,013)
Euro	(935,103)	(821,841)	(1,003,488)	(4,005,063)	(3,980,555)	(6,853,704)
Canadian dollar	(608,437)	(532,513)	(517,643)	(1,569,182)	(1,425,507)	(2,156,353)
Brazilian real	(1,220,912)	(1,632,212)	(1,806,479)	(1,349,934)	(1,355,866)	(3,349,844)
Swedish krona	(571,344)	(537,615)	(514,287)	(1,172,260)	(1,184,116)	(1,744,631)
Norwegian krone	(234,836)	(184,215)	(181,236)	(488,270)	(465,352)	(573,453)
Mexican peso	(492,579)	(470,730)	(454,061)	(1,331,683)	(1,122,462)	(1,983,734)
Argentine peso	993,447	1,438,592	1,074,330	—	—	—
Total	(11,599,301)	(9,639,775)	(12,264,219)	(23,570,163)	(26,037,358)	(55,010,850)

Commodity Price Risk

The Company relies on external vineyards for supplies of grapes and bulk wine. Grapes purchased from external vineyards are subject to fluctuation in price and quality, and generally cost more than the Company’s own grape production.

In 2018, 48.5% of the grapes used in the production of its premium, varietal, and bi-varietal wines was purchased by the Company from independent growers in Chile, Additionally, in 2018, the Company purchased the grapes and bulk wine required to produce approximately 80.3% of its popular wine. Disruptions of supplies of grapes or wine or increases in price could have material adverse effects on the Company’s operations results. As of December 31, 2018, the Company did not hold any derivatives for commodity contracts.

Inflation Risk

A unique feature of the Chilean financial markets is the volume of corporate bonds denominated in UF instead of Chilean Pesos. Investors prefer corporate bonds denominated in UF because they can receive specific returns without bearing the risk of inflation; this means, however, that the risk of inflation is transferred to the debt issuer. Currently, Viña Concha y Toro is exposed to the UF (Unidad de Fomento) in the following instruments: Corporate Bonds, Bank Loans.

As of December 31, 2018, 54.0% of the Company’s debt was denominated in UF. In order to hedge the fluctuation of UF, the Company entered into various swap contracts.

In 2018 the Company recognized a loss of Th. Ch$ 4,640,525, related to the adjustment of short and long-term financial debts indexed to the variation of UF (not considering the swap contracts UF/CLP). A variation of 100 base points in the inflation that refine the UF in this period would generate a greater loss /gain amounting to Th. Ch$ 1,578,794, with effect on profit or loss.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.D. American Depositary Shares

Fees and expenses paid by the Company

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or deposited securities or a distribution of ADSs), whichever applicable:

•	taxes and other governmental charges.
•	such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to the name of The Bank of New York Mellon (“the Depositary”) or its nominee or the agent of the Depositary or its nominee on the making of deposits or withdrawals hereunder,
•	such transmission expenses as are expressly provided in the agreement between the Company and the Depositary
•	such expenses as are incurred by the Depositary in the conversion of foreign currency.
•	a fee not in excess of Ch$ 2,400 (approx., US$5.00) or less per 100 ADSs (or portion thereof) for the execution and delivery of ADRs and the surrender of ADRs.
•	a fee for, and deduction of such fee from, the distribution of proceeds of sales of securities or rights, such fee being in an amount equal to the fee for the issuance of ADSs which would have been charged as a result of the deposit by owners of securities or shares received in exercise of rights distributed to them, but which securities or rights are instead sold by the Depositary and the net proceeds distributed.

The Company will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with the agreements in writing entered into the Depositary and the Company from time to time.

Fees and expenses paid to the Company

From January 1, 2018 to December 31, 2018, the Company did not receive any payments from the Depositary.

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

As of December 31, 2018: (i) there are no working capital restrictions or other limitations on the payment of dividends, and (ii) the trustees or paying agents for any registered securities have not changed during the last financial year

ITEM 15:	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. The Company carried out an evaluation under the supervision and participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, related to the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” for the year ended December 31, 2018. Nevertheless, there are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure as of the end of the period covered by this report.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Concha y Toro’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

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

The Company’s management, with the assistance of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, the Company’s management used the criteria set forth in the 2013 Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework.

Based on the evaluation under these criteria, management has concluded that, as of December 31, 2018, the Company’s internal control over financial reporting was effective.

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

The Company currently does not have an audit committee financial expert serving on its Audit Committee. Under the Chilean law, the Company is not required to have an audit committee financial expert serving on its audit committee, and as a foreign private issuer, the SEC rules permit the Company to follow home country law with respect to whether the members of an audit committee must include a financial expert.

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

Aggregate fees for professional services rendered by BDO Auditores Consultores Ltda, (“BDO”) during 2018 and KPMG Auditores Consultores Ltda, (“KPMG”) during 2017 and 2016, our independent registered public accounting firm, in each of the last three fiscal years, in each of the following categories are:

Accountant Fees and Services
(thousand Ch$)

	2018	2017	2016
Audit Fees	647,063	475,070	565,134
Audit-related fees	—	—	—
Tax Fees	—	—	—
All other fees	—	—	—
Total	647,063	475,070	565,134

“Audit Fees” are the aggregate fees billed and billable by BDO and KPMG for the audit of the Company’s consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control over financial reporting are included in Audit Fees.

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

Mr. Rafael Guilisasti is an affiliate of the Company or a representative of such an affiliate. Mr. Rafael Guilisasti has observer status only on the Audit Committee and is not a voting member or the chair of the committee. He also does not serve as an executive officer of the Company. Therefore, he relies on the exemption provided in Rule 10A-3(b)(1)(iv)(D) under the Exchange Act. We do not believe that his status as an affiliate materially adversely affects the ability of our Audit Committee to act independently or to satisfy the other requirements of the listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act. See Item 6C — “Board Practices.”

ITEM 16.E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16.F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16.G:	CORPORATE GOVERNANCE

Not applicable

ITEM 17:	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18:	FINANCIAL STATEMENTS

The following financial statements, together with the reports of BDO Auditores y Consultores Ltda, are filed as part of this Annual Report:

ITEM 19:	EXHIBITS

List of Exhibits

1.1*	By-Laws (Estatutos) of the Company, together with an English translation filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

2.11*	Form of Deposit Agreement among the Company, The Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, filed as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (No. 33- 84298) and incorporated by reference herein.

2.22*	Form of Foreign Investment Contract among the Company, The Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADS and ADRs (with English translation), filed as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

2.3*	Central Bank of Chile Chapter XXVI, filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.11*	Agency Agreement dated as of August 31, 1993 between the Company and Banfi Products Corporation, filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (No. 33-84298) and incorporated by reference herein.

3.22*	English Translation of Powers of Attorney granted by the Board of Directors of Inversiones Totihue S.A. to Family Principal Shareholders filed as Exhibit 3.2 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.23*	English Translation of Powers of Attorney granted by the Board of Directors of Rentas Santa Bárbara S.A. to Family Principal Shareholders filed as Exhibit 33 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1998.

3.34*	English Translation of Shareholders Agreement, dated August 20, 1999, entered into by Guilisasti family and other affiliated parties relating to, among others, the transfer and voting of Common Stock filed as Exhibit 3.4 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 1999.

4.11*	English Translation of the Shareholders’ Agreement, dated June 30, 1997, entered into by Viña Concha y Toro S.A. and Baron Philippe de Rothschild, relating to the creation of Viña Almaviva S.A. filed as Exhibit 4,1 to the Company’s Annual Report on Form 20-F (No. 1-3358) for the fiscal year ended December 31, 2000.

4.22*	English Translation of the Shareholders’ Agreement, dated November 15, 2000, entered into by Viña Concha y Toro S.A. and Amorim & Irmaos, S.G.P.S, S.A. relating to, among others, the transfer and voting of common stock and the management and administration of Industria Corchera, S.A. filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F (No, 1-3358) for the fiscal year ended December 31, 2000.

4.33*	Stock Purchase Agreement, dated March 1, 2011, entered into by Viña Concha y Toro S.A. and Brown-Forman Corporation relating to the acquisition of Fetzer Vineyards.

4.44*	Limited Liability Company Agreement of Excelsior Wine Company, LLC dated July 14, 2011, entered into by VCT USA Inc., a fully owned subsidiary of Viña Concha y Toro and Banfi Chile LLC, a fully owned subsidiary of Banfi Products Corporation.

8.1*	List of Significant Subsidiaries, our significant subsidiaries, their jurisdictions of incorporation and the names under which they do business are identified in Item 4 “Information on the Company — Organizational Structure.”

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley (filed herewith).

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U,S,C, Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley (filed herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act, as amended, except to the extent that the Company explicitly incorporates it by reference).

*Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized,

VIÑA CONCHA Y TORO S.A.
Registrant

By:	/s/ EDUARDO GUILISASTI G.
	Name:	Eduardo Guilisasti G.
	Title:	Gerente General/
General Manager
(Chief Executive Officer)

	Date:	May 14, 2019

By:	/s/ OSVALDO SOLAR V.
	Name:	Osvaldo Solar V.
	Title:	Gerente Corporativo de Administración y Finanzas/
Corporate Chief Financial Officer
(Chief Financial Officer)

	Date:	May 14, 2019

VIÑA CONCHA Y TORO S.A. AND SUBSIDIARIES

Ch$ - Chilean pesos

ThCh$ - Thousands of Chilean pesos

USD - United States dollars

ThUSD - Thousands of United States dollars

UF - The UF (Unidad de Fomento) is an inflation-indexed, peso-denominated monetary unit, The UF rate is set daily in advance, based on the change in the Chilean Consumer Price Index of the previous month,

F-1

Independent Auditors’ Report

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Viña Concha y Toro S.A.

Santiago, Chile

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Viña Concha y Toro S.A. (the “Company”) and subsidiaries as of December 31, 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2018, and the results of their operations and their cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the adjustments to the 2017 and 2016 financial statements to retrospectively apply the change in revenue recognition as a result of the adoption of International Financial Reporting Standards 15 “Revenue from Contracts with Customers”, as described in Note 4 and the adjustments to correct the immaterial error described in Note 2.26. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 or 2016 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2017 or 2016 financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated May 14, 2019 expressed an unqualified opinion thereon.

Change in Accounting Principle Related to Revenue Recognition

As presented in Note 4 to the consolidated financial statements, the Company changed its method of accounting for recognition of revenues and related disclosures in 2018, including comparative figures, due to the adoption of International Financial Reporting Standards 15 “Revenue from Contracts with Customers”.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB (United States) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ BDO Auditores & Consultores Limitada

We have served as the Company’s auditor since 2018.

Santiago, Chile

May 14, 2019

F-2

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Viña Concha y Toro S.A.:

Opinion on Internal Control over Financial Reporting

We have audited Viña Concha y Toro S.A. (the “Company’s”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company and subsidiaries as of December 31, 2018, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for the year ended December 31, 2018, and the related notes and our report dated May 14, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ BDO Auditores & Consultores Limitada

Santiago, Chile

May 14, 2019

F-3

KPMG Auditores Consultores Ltda. Av. Isidora Goyenechea 3520, Piso 2 Las Condes, Santiago, Chile	Teléfono +56 (2) 2997 1000 Fax +56 (2) 2997 1001 www.kpmg.cl

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Viña Concha y Toro S.A.:

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 4.B and the correction of the immaterial error described in Note 2.26, the consolidated statement of financial position of Viña Concha y Toro S.A. and Subsidiaries (the Company) as of December 31, 2017, the consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). The 2017 and 2016 consolidated financial statements before the effects of the adjustments described in Note 4.B and the adjustments described in Note 2.26 are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 4.B and before the effects of the correction of the immaterial error described in Note 2.26, present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 4.B and the adjustments for the correction of the immaterial error described in Note 2.26 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ KPMG
KPMG Auditores Consultores Ltda.

We served as the Company’s auditor from 2006 to 2018.

Santiago, Chile
April 27, 2018

KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

F-4

2018	Consolidated Financial Statements (Thousands of Chilean pesos) As of December 31, 2018, and December 31, 2017 Viña Concha y Toro S.A. and Subsidiaries
F-5

F-6

F-7

F-8

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2018 and 2017

		As of December 31,	As of December 31,
	Note	2018	2017
ASSETS		ThCh$	ThCh$
Current Assets
Cash and cash equivalents	(6)	37,486,337	31,162,346
Other current financial assets	(7)	8,275,354	10,265,207
Other current non-financial assets	(17)	6,340,765	6,935,589
Trade and other current receivables	(8)	190,675,390	187,422,436
Trade receivables due from related parties, current	(9)	2,581,328	11,379,684
Inventories	(10)	277,389,786	235,733,091
Current biological assets	(16)	20,782,597	18,949,252
Current tax assets, current	(22)	24,283,220	30,059,783

Total current assets other than assets or disposal groups classified as held-for-sale or as held for distribution to owners		567,814,777	531,907,388

Non-current assets held for sale	(15)	31,092	—

Total current assets		567,845,869	531,907,388

Non-current assets
Other non-current financial assets	(7)	25,741,638	25,591,638
Other non-current non-financial assets	(17)	3,379,836	4,227,938
Non-current receivables	(8)	693,696	742,414
Investments accounted for using the equity method	(11)	21,262,939	21,819,709
Intangible assets other than goodwill	(13)	47,719,373	43,426,623
Goodwill	(12)	69,028,561	31,021,819
Property, plant and equipment	(14)	391,263,749	381,736,948
Deferred tax assets	(22)	19,232,446	16,352,110

Total non-current assets		578,322,238	524,919,199

Total Assets		1,146,168,107	1,056,826,587

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2018 and 2017

		As of December 31,	As of December 31,
	Note	2018	2017
EQUITY AND LIABILITIES		ThCh$	ThCh$
Current liabilities
Other current financial liabilities	(19)	129,222,021	140,452,483
Trade and other payables	(21)	124,333,481	120,753,782
Trade payables due to related parties, current	(9)	5,777,642	7,361,779
Other short-term provisions	(25)	24,407,046	17,420,500
Current tax liabilities, current	(22)	12,540,564	18,813,566
Current provisions for employee benefits	(24)	16,216,767	15,074,953
Other current non-financial liabilities		770,158	815,077

Total current liabilities other than liabilities included in disposal groups classified as held for sale		313,267,679	320,692,140

Total current liabilities		313,267,679	320,692,140

Non-current liabilities
Other non-current financial liabilities	(19)	191,209,617	127,810,125
Trade payables due to related parties, non-current	(9)	300,937	292,555
Deferred tax liabilities (*)	(22)	63,966,069	59,266,143
Non-current provisions for employee benefits	(24)	2,867,500	2,829,938
Other non-current non-financial liabilities		2,403,061	595,435

Total non-current liabilities (*)		260,747,184	190,794,196

Total Liabilities (*)		574,014,863	511,486,336

Equity
Issued capital	(27)	84,178,790	84,178,790
Retained earnings (*)		481,812,864	450,031,184
Other reserves		2,330,314	8,263,848

Equity Attributable to Owners of the Parent		568,321,968	542,473,822

Non-controlling interests		3,831,276	2,866,429

Total equity (*)		572,153,244	545,340,251

Total liabilities and equity		1,146,168,107	1,056,826,587

(*) See Note 2.26

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2018, 2017 and 2016

		From January 1	From January 1	From January 1
	Note	to December 31, 2018	to December 31, 2017	to December 31, 2016
CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION		ThCh$	ThCh$	ThCh$

Revenue	(30)	614,128,905	613,515,357	628,572,029
Cost of sales	(31)	(409,542,596)	(412,079,217)	(412,381,871)

Gross profit		204,586,309	201,436,140	216,190,158

Other income	(32)	8,549,635	7,631,410	8,661,903
Distribution costs	(31)	(114,151,288)	(113,007,625)	(121,037,484)
Administrative expenses	(31)	(34,975,242)	(31,110,407)	(31,562,168)
Other expenses by function	(31)	(4,002,077)	(3,037,270)	(2,067,273)

Profit from operating activities		60,007,337	61,912,248	70,185,136

Finance income	(33)	924,066	570,531	970,651
Finance costs	(33)	(11,647,790)	(9,985,677)	(10,305,449)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(11)	2,578,197	3,254,601	4,511,072
Foreign currency translation differences	(33)	10,648,800	8,586,953	749,876
Income (expense) from indexed-adjusted units	(33)	(1,015,159)	(628,448)	(39,279)

Profit before tax		61,495,451	63,710,208	66,072,007

Income tax expense (*)	(22)	(11,394,118)	(11,876,809)	(16,806,562)

Profit from continuing operations (*)		50,101,333	51,833,399	49,265,445

Profit (*)		50,101,333	51,833,399	49,265,445

Profit attributable to:
Profit attributable to owners of the Parent (*)	(26)	49,111,118	51,417,649	48,666,950
Profit (loss) attributable to non-controlling interests		990,215	415,750	598,495

Profit (*)		50,101,333	51,833,399	49,265,445
Earnings per share		Ch$	Ch$	Ch$
Basic and diluted earnings per share from continuing operations (*)	(26)	65.74	68.83	65.15

Basic earnings per share (*)		65.74	68.83	65.15

(*) See Note 2.26

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2018, 2017 and 2016

	From January 1	From January 1	From January 1
	to December 31,	to December 31,	to December 31,
	2018	2017	2016
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	ThCh$	ThCh$	ThCh$

Profit for the year (**)	50,101,333	51,833,399	49,265,445

Components of other comprehensive income, before taxes

Exchange differences on translation
Gain (losses) on exchange differences on translation (*)	17,133,508	(10,896,009)	(10,130,826)

Defined benefit plans
Gains on remeasurements of defined benefit plans	—	109,380	52,739

Financial assets measured at fair value through other comprehensive income
(Losses) on financial assets remeasured at fair value through other comprehensive income, before tax (*)	—	(148,456)	(249,305)

Cash flow hedges
(Loss) gain on cash flow hedges, before tax (*)	(9,698,355)	6,288,202	48,700,217

Hedges of net investments in foreign operations
(Losses) gain on hedges of net investments in foreign operations, before tax (*)	(16,578,529)	8,458,717	7,562,533

Other components of comprehensive Income
Share of other comprehensive income of associates and joint ventures accounted for using the equity method	12,305	(28,072)	103,031

Income tax related to other comprehensive income

Income tax related to exchange differences on translation of other comprehensive income (*)	(3,897,222)	2,717,757	1,869,010
Income tax related to available for the sale financial assets of other comprehensive income (*)	—	40,083	67,312
Income tax related to cash flow hedges of other comprehensive income (*)	2,618,556	(1,603,492)	(11,689,493)
Income tax related to defined benefit plans of other comprehensive income	—	(29,185)	(12,796)
Income tax related to hedges of net investments in foreign operations of other comprehensive income (*)	4,476,203	(2,154,466)	(1,815,008)

Total other comprehensive income	(5,933,534)	2,754,459	34,457,414
Total Comprehensive Income	44,167,799	54,587,858	83,722,859

Comprehensive income attributable to:
Comprehensive income attributable to the owners of the Parent	43,177,584	54,172,108	83,124,364
Comprehensive income attributable to non-controlling interests	990,215	415,750	598,495

Total comprehensive income (**)	44,167,799	54,587,858	83,722,859

(*) When specific conditions are met, these items will be reclassified to the consolidated statement of income.

(**) See Note 2.26

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

From January 1 through December 31, 2018

STATEMENT OF CHANGES IN EQUITY	Note	Issued capital ThCh$	Reserve of exchange differences on translation ThCh$	Reserve of cash flow hedges ThCh$	Reserve of actuarial gain or losses on defined benefit plans ThCh$	Reserve of gains or losses from investments in equity instruments ThCh$	Reserves of gains or losses on remeasuring financial assets at fair value through other comprehensive income ThCh$	Other miscellaneous reserves ThCh$	Other reserves ThCh$	Retained earnings (losses) ThCh$	Equity attributable to the owners of the Parent ThCh$	Non- controlling interests ThCh$	Total Equity ThCh$
Opening balance as of January 1, 2018		84,178,790	(2,334,328)	10,583,690	14,602	(4,553,041)	(108,859)	4,661,784	8,263,848	450,031,184	542,473,822	2,866,429	545,340,251
Changes in equity
Comprehensive income
Profit for the year	(27)	—	—	—	—	—	—	—	—	49,111,118	49,111,118	990,215	50,101,333
Other comprehensive income	(27)	—	13,236,286	(7,079,799)	—	(12,102,326)	—	12,305	(5,933,534)	—	(5,933,534)	—	(5,933,534)
Comprehensive income		—	13,236,286	(7,079,799)	—	(12,102,326)	—	12,305	(5,933,534)	49,111,118	43,177,584	990,215	44,167,799

Transactions with the owners of the Company

Dividends	(27)	—	—	—	—	—	—	—	—	(18,534,580)	(18,534,580)	(248,953)	(18,783,533)
Total transactions with the owners of the Company	—	—	—	—	—	—	—	—	—	(18,534,580)	(18,534,580)	(248,953)	(18,783,533)
Increase (decrease) through transfers and other changes	(27)	—	—	—	—	—	—	—	—	1,205,141	1,205,141	223,585	1,428,726
Total changes in equity		—	13,236,286	(7,079,799)	—	(12,102,326)	—	12,305	(5,933,534)	31,781,679	25,848,145	964,847	26,812,992
Closing balance as of December 31, 2018		84,178,790	10,901,958	3,503,891	14,602	(16,655,367)	(108,859)	4,674,089	2,330,314	481,812,864	568,321,968	3,831,276	572,153,244

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

From January 1 through December 31, 2017

STATEMENT OF CHANGES IN EQUITY	Note	Issued capital ThCh$	Reserve of exchange differences on translation ThCh$	Reserve of cash flow hedges ThCh$	Reserve of actuarial gain or losses on defined benefit plans ThCh$	Reserve of gains or losses from investments in equity instruments ThCh$	Reserves of gains or losses on remeasuring financial assets at fair value through other comprehensive income ThCh$	Other miscellaneous reserves ThCh$	Other reserves ThCh$	Retained earnings (losses) ThCh$	Equity attributable to the owners of the Parent ThCh$	Non- controlling interests ThCh$	Total Equity ThCh$
Opening balance as of January 1, 2017 (*)		84,178,790	5,843,924	5,898,980	(65,593)	(10,857,292)	(486)	4,689,856	5,509,389	418,785,334	508,473,513	1,497,143	509,970,656
Changes in equity
Comprehensive income
Profit for the year (*)	(27)	—	—	—	—	—	—	—	—	51,417,649	51,417,649	415,750	51,833,399
Other comprehensive income	(27)	—	(8,178,252)	4,684,710	80,195	6,304,251	(108,373)	(28,072)	2,754,459	—	2,754,459	—	2,754,459
Comprehensive income		—	(8,178,252)	4,684,710	80,195	6,304,251	(108,373)	(28,072)	2,754,459	51,417,649	54,172,108	415,750	54,587,858
Transactions with the owners of the Company
Dividends	(26)	—	—	—	—	—	—	—	—	(20,140,835)	(20,140,835)	—	(20,140,835)
Total transactions with the owners of the Company		—	—	—	—	—	—	—	—	(20,140,835)	(20,140,835)	—	(20,140,835)

Increase (decrease) through transfers and other changes	(27)	—	—	—	—	—	—	—	—	(30,964)	(30,964)	(438,953)	(469,917)
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control	(27)	—	—	—	—	—	—	—	—		—	1,392,489	1,392,489
Total changes in equity		—	(8,178,252)	4,684,710	80,195	6,304,251	(108,373)	(28,072)	2,754,459	31,245,850	34,000,309	1,369,286	35,369,595
Closing balance as of December 31, 2017 (*)		84,178,790	(2,334,328)	10,583,690	14,602	(4,553,041)	(108,859)	4,661,784	8,263,848	450,031,184	542,473,822	2,866,429	545,340,251

(*) See Note 2.26

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

From January 1 through December 31, 2016

STATEMENT OF CHANGES IN EQUITY	Note	Issued capital ThCh$	Reserves of exchange differences on translation ThCh$	Reserves of cash flow hedges ThCh$	Reserves of gains and loss on defined benefit plans ThCh$	Reserve for gains and losses for investments in equity instruments ThCh$	Reserves for gains or losses on remeasurement of financial assets at fair value through other comprehensive income ThCh$	Other miscellaneous reserves ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Equity attributable to the owners of the Parent ThCh$	Non- controlling interests ThCh$	Total Equity ThCh$
Opening balance as of January 1, 2016		84,178,790	14,105,740	(31,111,744)	(105,536)	(16,604,817)	181,507	4,586,825	(28,948,025)	397,480,284	452,711,049	1,624,499	454,335,548
Increase (decrease) through transfers and other changes (*)	(27)	—	—	—	—	—	—	—	—	(8,471,821)	(8,471,821)	—	(8,471,821)
Corrected opening balance as of January 1, 2016		84,178,790	14,105,740	(31,111,744)	(105,536)	(16,604,817)	181,507	4,586,825	(28,948,025)	389,008,463	444,239,228	1,624,499	445,863,727
Changes in equity													—
Comprehensive income													—
Profit for the year (*)	(27)	—	—	—	—	—	—	—	—	48,666,950	48,666,950	598,495	49,265,445
Other comprehensive income	(27)	—	(8,261,816)	37,010,724	39,943	5,747,525	(181,993)	103,031	34,457,414	—	34,457,414	—	34,457,414
Comprehensive income		—	(8,261,816)	37,010,724	39,943	5,747,525	(181,993)	103,031	34,457,414	48,666,950	83,124,364	598,495	83,722,859

Transactions with the owners of the Company
Dividends	(27)	—	—	—	—	—	—	—	—	(19,982,779)	(19,982,779)		(19,982,779)
Total transactions with the owners of the Company		—	—	—	—	—	—	—	—	(19,982,779)	(19,982,779)	—	(19,982,779)

Increase (decrease) through transfers and other changes	(27)	—	—	—	—	—	—	—	—	1,092,700	1,092,700	(725,851)	366,849
Total changes in equity		—	(8,261,816)	37,010,724	39,943	5,747,525	(181,993)	103,031	34,457,414	29,776,871	64,234,285	(127,356)	64,106,929
Closing balance as of December 31, 2016 (*)		84,178,790	5,843,924	5,898,980	(65,593)	(10,857,292)	(486)	4,689,856	5,509,389	418,785,334	508,473,513	1,497,143	509,970,656

(*) See Note 2.26

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years between January 1 through December 31, 2018, 2017 and 2016

CONSOLIDATED STATEMENT OF DIRECT CASH FLOW	From January 1 to December 31, 2018 ThCh$	From January 1 to December 31, 2017 ThCh$	From January 1 to December 31, 2016 ThCh$
Cash flows from (used in) operating activities

Receipts from sales of goods and rendering of services	763,155,449	680,283,192	621,129,885
Payments to suppliers for the supply of goods and services	(621,361,219)	(539,211,914)	(475,455,623)
Payments to and on behalf of employees	(79,790,690)	(76,148,825)	(73,083,518)
Dividends paid	(18,439,630)	(20,630,615)	(20,708,589)
Interest received	987,260	469,137	573,302
Income taxes (paid) refund	(15,271,530)	(25,289,189)	(10,191,807)
Other inflows (outflows) of cash	6,995,065	525,488	1,604,009
Net cash flows from (used in) operating activities	36,274,705	19,997,274	43,867,659
Cash flows from (used in) investing activities

Other cash payments to acquire equity or debt instruments of other entities	(12,831,000)	(5,764,690)	—
Loans granted to related parties	—	(27,000)	—
Proceeds from sales of property, plant and equipment	31,491	2,174,636	10,058,410
Purchase of property, plant and equipment	(26,413,695)	(47,629,585)	(42,226,901)
Purchase of intangible assets	(2,051,819)	(2,479,369)	(2,679,130)
Proceeds from Government grants	150,555	150,074	74,508
Cash receipts from related parties	—	53,294	—
Dividends received	1,019,296	2,089,465	4,536,056
Net cash flows from (used in) investing activities	(40,095,172)	(51,433,175)	(30,237,057)

Cash flows from (used in) financing activities
Proceeds from the issue of other equity instruments
Payments of other equity interest
Proceeds from long-term borrowings	31,596,338	—	—
Proceeds from short-term borrowings	126,742,148	130,860,473	97,374,091
Repayment of borrowings	(142,308,695)	(105,071,536)	(83,421,049)
Payments of finance lease liabilities	(67,801)	(53,029)	—
Interest paid	(8,287,629)	(9,427,606)	(8,187,527)
Other inflows (outflows) of cash	11,492	2,787	27,437
Net cash flows from (used in) financing activities	7,685,853	16,311,089	5,792,952
Net increase (decrease) in cash and cash equivalents before the effect of exchange rate changes	3,865,386	(15,124,812)	19,423,554
Effects of exchange rate changes on cash and cash equivalents
Effects of exchange rate changes on cash and cash equivalents	2,458,605	(926,359)	(2,845,221)
Net increase (decrease) in cash and cash equivalents	6,323,991	(16,051,171)	16,578,333
Cash and cash equivalents at the beginning of the year	31,162,346	47,213,517	30,635,184
Cash and cash equivalents at the end of the year	37,486,337	31,162,346	47,213,517

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. GENERAL CONSIDERATIONS

Viña Concha y Toro S.A. ID No. 90.227.000-0 is registered as a listed Corporation. The Company’s registered address is located at Avda. Nueva Tajamar 481, Torre Norte, Floor 15, Las Condes, Santiago, Chile, phone (56-2) 476-5000, fax (56-2) 203-6740, postal box No. 213, Central Post Office, Santiago, e-mail webmaster@conchaytoro.cl. Website www.conchaytoro.com, with ticker symbol in Chilean Stocks: Conchatoro and ticker symbol in NYSE: VCO.

Viña Concha y Toro S.A. was formed as a public company via Public Deed dated December 31, 1921 as witnessed by the Notary Public of Santiago Mr. Pedro N. Cruz. The summary of such deed was registered under file 1,051 numbers 875 and 987 both of the Trade Registry of Santiago of the Santiago Real Estate Custodian for 1922 and was published in the Official Gazette under No.13,420 of November 6, 1922. The Existence Authorization Decree has the No. 1.556, of October 18, 1922.

The Company is currently registered under file 15,664 No.12,447 with the Trade Registry of Santiago Real Estate Custodian for 1999; and is registered with the Securities Register of the Financial Market Commission (formerly – the Chilean Superintendence of Securities and Insurance) under No.0043.

Viña Concha y Toro is the biggest wine producing and exporting company in Chile. The Company is vertically integrated and operates its own vineyards, wineries and bottling plants. The Company also operates in Argentina, through Trivento Bodegas y Viñedos S.A. and in the United States of America through Fetzer Vineyards.

The Company has developed a wide wine portfolio using the brand Concha y Toro. Likewise, the Company has fostered certain projects through its subsidiaries Viña Cono Sur, Viña Maipo, Viña Quinta de Maipo, Viña Maycas del Limarí, Viña Canepa, Viña Don Melchor SpA (formerly Viñedos Los Robles), Fetzer Vineyards and Trivento Bodegas y Viñedos. Additionally, together with the prestigious French winery Barón Philippe of Rothschild through a joint venture, Viña Almaviva S.A., produces the Almaviva icon, a first-class wine.

The Company has presence in the main vineyard valleys of Chile: Valle del Limarí, Aconcagua, Casablanca, Leyda, Maipo, Cachapoal, Colchagua, Curicó, BioBío and Maule.

In the distribution business, the Company participates through the subsidiaries, VCT Chile Ltda. (Comercial Peumo) in Chile which has the most extensive own wine distribution network in the domestic and international market. Concha y Toro UK Limited (United Kingdom) VCT Brasil Importación y Exportación Ltda. (Brazil), Concha y Toro Sweden AB (Sweden), Concha y Toro Norway AS, VCT Norway AS, Concha y Toro Finland OY and Excelsior Wine Company LC (USA).

In March 2010 the Company incorporated the subsidiary VCT Group of Wineries Asia Pte. Ltd. in Singapore aimed at reinforcing its footprint in Asia. The subsidiary is responsible for promoting and distributing the products in the region.

In April, 2011, the subsidiary VCT USA Inc. was incorporated in accordance with the laws of the State of Delaware, in the United States. Through this subsidiary, the Company acquires 100 % of the shares of the U.S. wine production company, Fetzer Vineyards domiciled in California, United States of America.

This acquisition contemplated a portfolio of brand names mainly focused on the US market including, Fetzer, Bonterra, Five Rivers, Jekel, Sanctuary and the license of Little Black Dress. Likewise, Fetzer Vineyards has 462 hectares of own and leased vineyards in Mendocino County in California, San Luis Obispo and Monterey; and warehouses for 37.4 million liters in Hopland, California. Fetzer Vineyards has bottling facilities in Hopland, California employing approximately 341 employees.

In May, 2011, the Company acquired 40% of Southern Brewing Company S.A. (Cervezas Kross) with the purpose of obtaining active participation in the Premium segment of domestic beer. On April 15, 2013 the Company made an additional capital contribution to Cervezas Kross to increase its ownership to 49%. In November 2017, Viña Concha y Toro S.A. acquired additional shares of Southern Brewing Company S.A.; accordingly, the Company’s ownership percentage in such company reached 77%. The remaining 23% is still owned by the former shareholders.

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

During November 2011, the Company incorporated the subsidiary, Concha y Toro Canada Limited, in the Province of New Brunswick in Canada. This new subsidiary is intended to promote our products in Canada.

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

In June 2013, the Company formed Cono Sur France SARL, this subsidiary aims at promoting the products of Viña Cono Sur S.A. in Europe.

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

On July 2, 2018, Fetzer Vineyards (“Fetzer”), a subsidiary of Viña Concha y Toro S.A., acquired 50% shares of Excelsior Wine Company LLC. (“Excelsior”). The transaction amounted to MUS$40.5, from which MUS$20 were paid in cash at the purchase date, and MUS$20.5 will be paid within a one-year period beginning on that same date. Accordingly, Viña Concha y Toro S.A. owns, indirectly, 100% shares of Excelsior through Fetzer and VCT USA Inc., the latter being the owner of the remaining 50% shares.

On September 27, 2018, the business name of Viñedos los Robles SpA changed to Viña Don Melchor SpA, as its investor transferred the total number of shares to Inversiones Concha y Toro SpA.

In other export markets, the Company holds strategic relationships with significant specialized distributors.

The Concha y Toro Group is composed of the companies detailed in section 2.2.1.

Majority shareholders

As of December 31, 2018, the Company’s 12 majority shareholders are as follows:

Company	No. of shares	Ownership %
Inversiones Totihue S.A.	87,615,431	11.73%
Rentas Santa Bárbara S.A.	85,274,628	11.42%
Banco de Chile Cta. de terceros	67,817,908	9.08%
AFP Habitat Fdo. Pensiones	43,983,461	5.89%
Itaú Corpbanca Cta. Inversionistas Ext.	33,479,746	4.48%
Inversiones Quivolgo S.A.	32,748,071	4.38%
Fundacíón Cultural Nacional	25,954,278	3.47%
Larraín Vial C. De Bolsa	25,213,091	3.38%
Inversiones GDF Ltda.	24,000,000	3.21%
Agroforestal e Inversiones Maihue Ltda.	22,337,075	2.99%
Constructora Santa Marta Ltda.	22,293,321	2.98%
Banco Santander Cta. Terceros	19,900,712	2.66%
Total	490,617,722	65.67%

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

Pursuant to its by-laws, the Board of Directors remuneration for 2018 was established by the Company’s shareholders at the General Shareholders’ Meeting as 1.3% of the net profit for the year. In addition, an allowance of UF300 per month was approved for the executive responsibilities of the Chairman of the Board.

The remuneration paid to the Members of the Audit Committee for 2018 is equivalent to one third additional to the total remuneration that the director receives as such, in accordance with Article 50 bis of the Publicly-held Corporations Act and Circular No. 1956 issued by the Chilean Financial Market Commission.

Headcount

As of December 31, 2018, the staffing and detail of the Company’s permanent personnel is as follows:

	Parent	Subsidiaries in Chile	Subsidiaries abroad	Consolidated
Managers, deputy managers and main executives	98	22	74	194
Professionals and technicians	616	132	259	1,007
Other employees, sellers and administrative staff	1,059	394	512	1,965
Total	1,773	548	845	3,166

NOTE 2. BASIS OF PREPARATION AND PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1	Basis of Preparation and presentation of the consolidated financial statements

2.1.1	Consolidated Financial Statements

Consolidated Financial Statements as of December 31, 2018

These consolidated financial statements of Viña Concha y Toro S.A. and subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). These consolidated financial statements have been approved by the Board of Directors on April 25, 2019.

2.1.2	Basis of Measurement

The consolidated financial statements have been prepared on the cost basis except for the following items:

-	Hedging financial instruments are measured at fair value;
-	Financial assets at fair value through profit or loss.
-	Financial instruments through profit and loss are valued at fair value;
-	The provision for severance indemnities and seniority bonus are determined based on an actuarial calculation.
-	Agricultural produce are measured at harvest date at fair value less costs of sale (See Note 2.13).
F-21

2.1.3	Accounting Period

The Consolidated Financial Statements cover the following periods:

-	Consolidated Statements of Financial Position as of December 31, 2018, and 2017.
-	Consolidated Statements of Income for the years from January 1 through December 31, 2018, 2017 and 2016.
-	Consolidated Statements of Comprehensive Income for the years from January 1 through December 31, 2018, 2017 and 2016.
-	Consolidated Statements of Changes in Equity for the years from January 1 through December 31, 2018, 2017 and 2016.
-	Consolidated Statements of Cash Flows – Direct Method for the years from January 1 through December 31, 2018, 2017 and 2016.
2.1.4	Use of Estimates and Judgments

In preparing these consolidated financial statements, certain estimates made by the Company’s management have been used in order to quantify certain assets, liabilities, revenue, expenses and commitments which are recorded therein. These estimates are detailed in Note 3 and refer to the following:

-	The assessment of possible indicators of impairment losses on property, plant and equipment, intangible assets, goodwill and investments.
-	The estimated useful lives assigned to property, plant and equipment and intangible assets.
-	The criteria used for measuring certain assets, i.e., allowance for doubtful accounts.
-	The actuarial calculation for severance indemnity obligations.
-	The fair value of derivative contracts or other financial instruments.
-	Net realizable value and obsolescence estimates.
-	Fair value of biological assets.
-	Provision for advertising expense.

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

2.1.6	New Standards adopted and Standards Issued but not yet effective

As of the date of issuance of these consolidated financial statements, standards and amendments to standards and interpretations exists whose first time mandatory application is for the periods beginning on January 1, 2018.

New Standards		Mandatory application for annual periods beginning on:
IFRS 9	Financial Instruments: Classification and Measurement	January 1, 2018
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018
IFRS 2	Share-based Payment: Clarifies the accounting for certain types of share-based payment transactions	January 1, 2018
IAS 40	Transfer of Investment Property	January 1, 2018

The following accounting pronouncements have been issued by the IASB, but have not yet become effective and are effective from the dates indicated below:

New Standards		Mandatory application for annual periods beginning on:
IFRS 16	Leases	January 1, 2019
IFRS 17	Insurance Contracts	January 1, 2021
New Interpretations		Mandatory application for annual periods beginning on:
IFRIC 23	Uncertainty Over Income Tax Treatments	January 1, 2019
Amendments to IFRS		Mandatory application for annual periods beginning on:
IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019
IAS 19	Amendment, Curtailment or Settlement of the Plan	January 1, 2019
IFRS 3	Business Combination	January 1, 2019
IFRS 11	Joint Arrangements	January 1, 2019
IAS 12	Income tax	January 1, 2019
IAS 23	Borrowing Costs	January 1, 2019
IAS 28	Long-term interests in associates or joint ventures	January 1, 2019
IFRS 10	Consolidated Financial Statements	To be determined
IFRS 3	Definition of Business	January 1, 2020
IAS 1 and 8	Definition of Material or Materiality Considerations	January 1, 2020
Conceptual framework	Amendments to other references	January 1, 2020
F-23

The Company’s Management believes these new standards will have no significant impact on the Group’s financial statements, except for the standard IFRS 16 explained as follows:

a) New accounting pronouncements

The Company’s Management is in the process of analyzing the IFRS 16 to determine whether these will have a significant impact on the consolidated financial statements. In particular we can mention the following:

IFRS 16 “Leases”

The Group is required to adopt IFRS 16 Leases from January 1, 2019. The Group has assessed the estimated impact that the initial application of IFRS 16 will have on its consolidated financial statements as described below. The actual impact of adopting the standard on January 1, 2019 may change due to the following:

-         The Group has yet to complete the testing and assessment of controls on its new IT systems; and

-         The new accounting policies are subject to changes until the Group presents the first financial statements that include the date of initial application.

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Recognition exemptions exist for short-term leases and leases of low-value items. The lessor accounting method remains similar to the method included in the currently effective standard, i.e., lessors continue to classify leases as financial or operating leases.

IFRS 16 supersedes the existing standards on leases, including IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases—Incentives, and SIC-27 Evaluating the Substance of Transactions in the Legal Form of a Lease.

Leases in which the Group is a lessee

The Group will recognize additional assets and liabilities from its operating leases of land, warehouses, facilities, among others (see Note 23.c). The nature of the expenses related to such leases will now be modified, as the Group will recognize a depreciation expense for right-of-use assets, and an interest expense on lease liabilities.

Under the previous standard, the Group recognized expenses related to operating leases on a straight-line basis over the lease term, and recognized assets and liabilities only to the extent that a temporary difference existed between actual lease payments and the expense recognized.

The Group does not expect a significant impact on its financial leases.

Based on the currently-available information, the Group believes that, as of January 1, 2019, it will recognize lease liabilities of approximately ThCh$11,453,275. The Group does not expect that the adoption of IFRS 16 will affect its ability to comply with the covenants related to the issuance of Public Offer Bonds detailed in Note 36.

Leases in which the Group is a lessor

The Group does not expect any significant impact on its other leases in which the Group is the lessor.

Transition

The Group plans to apply IFRS 16 initially on January 1, 2019, using the modified retrospective approach. Accordingly, the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings as of January 1, 2019, with no restatement of comparative information.

The Group plans to apply the practical expedient in adopting the definition of a lease at the date of transition. This means that the Group will apply IFRS 16 to all contracts entered into before January 1, 2019, and classified as contracts in accordance with IAS 17 and IFRIC 4.

Other standards

The Group believes the following standards and interpretations, not yet adopted, will not have a significant impact on the consolidated financial statements:

-	IFRIC 23 Uncertainty over Income Tax Treatments.

-	Prepayment Features with Negative Compensation (Amendments to IFRS 9).

-	Long-Term Interests in Associates and Joint Ventures (Amendments to IAS 28).

-	Plan Amendment, Curtailment or Settlement (Amendments to IAS 19).

-	2015-2017 Annual Improvements Cycle to IFRSs - several standards.

-	Amendments to References to the Conceptual Framework in IFRS Standards.

-	IFRS 17 Insurance Contracts.

2.1.7	Significant Accounting Policies

The significant accounting policies are as follows:

-	Inventory. (See Note 2.8)
-	Goodwill. (See Note 2.10.1)
-	Financial assets and Property, plant and equipment. (See Note 2.12)
-	Derivative financial instruments. (See Note 2.6.6)
-	Biological assets. (See Note 2.13)
-	Employee benefits. (See Note 2.17)
F-25

2.2	Basis of Consolidation

The consolidated financial statements include assets, liabilities, profit and loss and cash flows of Viña Concha y Toro S.A. and its subsidiaries. The effects of significant transactions performed with subsidiaries have been eliminated and the related non-controlling ownership which are presented in both the consolidated statements of financial position and statements of income, by function, under item non-controlling interests, have been recognized. The accounting policies of direct and indirect subsidiaries are aligned with the Company’s accounting policies.

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

To account for the acquisition of subsidiaries, Viña Concha y Toro uses the acquisition method. The acquisition cost is the fair value of assets delivered, equity instruments issued and liabilities incurred or assumed at the exchange date, and other costs directly attributable to the acquisition. Identifiable assets acquired, identifiable liabilities and contingencies assumed in a business combination are measured by its fair value at the acquisition date. The excess of the acquisition cost compared to the fair value of the Company’s ownership in net identifiable assets acquired is recognized as goodwill. Whether the acquisition cost is lower than the fair value of net assets of the acquired subsidiary, the difference is directly recognized in the consolidated statement of income.

The subsidiaries, whose financial statements have been included in consolidation are the following:

		Ownership percentage
					As of
		As of December 31, 2018			December 31, 2017
Taxpayer ID	Company name	Direct	Indirect	Total	Total
85.037.900-9	Comercial Peumo Ltda.	—	100.0000%	100.0000%	100.0000%
84.712.500-4	Bodegas y Viñedos Quinta de Maipo SpA	54.3236%	45.6764%	100.0000%	100.0000%
82.117.400-7	Soc. Export.y Com. Viña Maipo SpA	—	100.0000%	100.0000%	100.0000%
85.687.300-5	Transportes Viconto Ltda.	—	100.0000%	100.0000%	100.0000%
86.326.300-K	Viña Cono Sur S.A.	—	100.0000%	100.0000%	100.0000%
0-E	Trivento Bodegas y Viñedos S.A.	—	100.0000%	100.0000%	100.0000%
0-E	Concha y Toro UK Limited	99.000%	1.0000%	100.0000%	100.0000%
0-E	Cono Sur Europe Limited	—	100.0000%	100.0000%	100.0000%
96.585.740-0	Soc. Export. y Com. Viña Canepa S.A.	—	100.0000%	100.0000%	100.0000%
96.921.850-K	Inversiones Concha y Toro SpA	100.0000%	—	100.0000%	100.0000%
99.513.110-2	Inversiones VCT Internacional SpA	35.990%	64.0100%	100.0000%	100.0000%
0-E	Finca Lunlunta S.A.	—	100.0000%	100.0000%	100.0000%
76.898.350-K	Viña Maycas del Limarí Limitada	—	100.0000%	100.0000%	100.0000%
0-E	Finca Austral S.A.	—	100.0000%	100.0000%	100.0000%
0-E	VCT Brasil Importación y Exportación Ltda.	—	100.0000%	100.0000%	100.0000%
0-E	Concha y Toro Sweden AB	—	100.0000%	100.0000%	100.0000%
0-E	Concha y Toro Finland OY	—	100.0000%	100.0000%	100.0000%
0-E	Concha y Toro Norway AS	—	100.0000%	100.0000%	100.0000%
76.048.605-1	Viña don Melchor SpA	—	100.0000%	100.0000%	100.0000%
0-E	VCT Group Of Wineries Asia Pte. Ltd.	—	100.0000%	100.0000%	100.0000%
0-E	VCT USA, Inc.	100.0000%	—	100.0000%	100.0000%
0-E	Fetzer Vineyards, Inc.	—	100.0000%	100.0000%	100.0000%
0-E	Excelsior Wine Company, LLC	—	100.0000%	100.0000%	50.0000%
0-E	Eagle Peak Estates, LLC	—	100.0000%	100.0000%	100.0000%
0-E	VCT Mexico, S. de R.L. de C.V.	—	100.0000%	100.0000%	100.0000%
0-E	VCT & DG Mexico, S.A. de C.V.	—	51.0000%	51.0000%	51.0000%
0-E	Concha y Toro Canadá Limited	—	100.0000%	100.0000%	100.0000%
76.273.678-0	Viña Cono Sur Orgánico SpA.	—	100.0000%	100.0000%	100.0000%
0-E	VCT África & Middle East Proprietary Ltd.	—	100.0000%	100.0000%	100.0000%
0-E	Gan Lu Wine Trading (Shanghai) Co. Limited	—	100.0000%	100.0000%	100.0000%
0-E	VCT Norway AS	—	100.0000%	100.0000%	100.0000%
0-E	Cono Sur France S.A.R.L	—	100.0000%	100.0000%	100.0000%
0-E	VCT Wine Retail Participacoes Ltda.	—	100.0000%	100.0000%	100.0000%
76.783.225-7	Inmobiliaria El Llano SpA	100.0000%	—	100.0000%	100.0000%
99.527.300-4	Southern Brewing Company S.A.	77.0000%	—	77.0000%	77.0000%

Non-controlling interest represents the effect in profit and loss and equity as of December 31, 2018 and 2017, of those companies which are consolidated as per the global integration method; presented as “Non-controlling interest” in the equity line of the Consolidated statement of financial position and in the line “Profit (loss) attributable to non-controlling interests”, in the accompanying consolidated statements of income.

The translation to the presentation currency of the financial statements of foreign companies using a functional currency other than the Chilean peso is performed as is indicated in 2.2.2.

Foreign currency translation differences generated by the translation to the currency used in the consolidated financial statements are recorded under “Foreign currency translation differences” in equity.

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

The accounting policies used to determine the information of operating segments are the same as those used for the preparation of the Company’s Consolidated Financial Statements. The decision-makers use income before taxes as the segment operating measure. Such measurement excludes the operating leases, sales of waste, property, plant and equipment and products not considered in the segment “Other” as these are not directly attribute to the operating segments. The decision-makers use total assets as the measurement for the segment assets. Such measurement excludes cash and cash equivalents as those assets are not directly attributed to operating segments. The decision makers use total liabilities as the measurement of the liabilities segment. Such measurement excludes corporate debt, derivative financial instruments, deferred taxes and provisions for employee benefits, among others, whose obligations are not attributed to operating segments.

There are no intersegment transactions.

Geographic revenue is determined in accordance with the customer’s location.

Geographic non-current assets are determined in accordance with the physical location of assets.

2.4	Transactions in Foreign Currency and Indexed-adjusted Units

Transactions and balances

Transactions in foreign currencies are recorded initially, applying the applicable exchange rate at the transaction date. Balances of monetary assets and liabilities are translated at the year-end exchange rate; non-monetary items in foreign currency are measured in terms of cost and are translated using the applicable exchange rate at the transaction date. Non-monetary items in foreign currencies measured at fair value are translated using the applicable exchange rate at the date in which the fair value is determined.

Exchange rates used to translate monetary assets and liabilities, denominated in foreign currency and adjustments units at each year-end regarding the Chilean peso, are as follows:

Foreign currency	Nomenclature	As of December 31, 2018	As of December 31, 2017
UF (inflation-adjusted unit)	UF	27,565.79	26,798.14
U.S. dollar	USD	694.77	614.75
Pound sterling	GBP	882.36	832.09
Euro	EUR	794.75	739.15
Swiss franc	CHF	706.00	631.16
Australian dollar	AUD	489.17	480.31
Canadian dollar	CAD	509.62	491.05
Singapore dollar	SGD	508.36	460.11
Brazilian reais	BRL	179.59	185.64
Argentine peso	ARS	18.41	33.11
Danish krone	DKK	106.44	99.31
Norwegian krona	NOK	79.61	75.21
Chinese yuan	CNY	100.97	94.40
Swedish krona	SEK	77.48	75.20
Hong Kong dollar	HKD	88.73	78.69
South African rand	ZAR	48.40	49.78
Mexican peso	MXN	35.30	31.28
Japanese yen	JPY	6.29	5.46
F-29

2.5	Cash and Cash Equivalents

Cash and cash equivalents includes balances in cash, banks and short-term highly-liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk regarding change in its value.

2.6	Financial Instruments

Financial Assets

Viña Concha y Toro S.A. and subsidiaries classify its financial assets under the following categories: amortized cost at fair value through other comprehensive income, and at fair value through profit or loss the entity’s business model to manage financial assets and the characteristics of contractual cash flows of the financial asset.

2.6.1	Financial assets at amortized cost

Financial assets at amortized cost comprise financial assets meeting the following conditions: (i) the business model under which is held is aimed at holding financial assets to obtain contractual cash flows, and (ii) the contractual terms of the financial asset generate, on specified dates, cash flows which are solely payments of principal and interests on the outstanding principal amount.

The Company’s financial assets complying with such conditions are: receivables, loans and cash equivalents.

Such assets are recorded at amortized cost, i.e., at the initial fair value less principal refunds performed, plus uncollected accrued interests estimated using the effective interest method (the discount rate that equals the estimated cash flows receivable over the expected life of the instrument with the net carrying amount of the financial asset or the financial liability).

The Company has established a policy to record impairment estimates based on the expected credit losses over the expected life of the assets.

The amount and calculation of the impairment loss estimate is measured at an amount equal to the “expected credit losses,” using the simplified approach under IFRS 9, and to determine whether the portfolio is impaired the Group performs a risk assessment based on the history of its uncollectibility, in order to have sufficient prospective information for the estimate and considering other aging factors, in accordance with the policy, the Group estimates partial impairment losses based on case-by-case individual assessments. In addition, the Company has credit insurance policies for individually significant accounts receivable. Impairment losses are recorded in the statement of profit or loss by function in the period in which they are incurred. The Company believes that the amortized cost calculation records no significant differences with respect to the amount invoiced, as the transaction has no associated significant costs.

2.6.2	Financial assets at fair value through other comprehensive income

This caption comprises the financial assets meeting the following conditions: (i) The financial asset is held within a business model whose objective is to obtain contractual cash flows and subsequently sell such cash flows; and (ii) the contractual terms of the financial asset generate, on specified dates, cash flows, which are solely payments of principal and interests on the outstanding principal amount.

Fair value variations, net of tax effects, are recognized in the consolidated statement of comprehensive income until the disposal of such investments when it is fully charged to the profit or loss for the period.

2.6.3	Assets at fair value through profit or loss

A financial asset should be measured at fair value through profit or loss unless it is measured at amortized cost or at fair value through other comprehensive income.

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

2.6.5	Trade Payables

Trade payables balances are initially measured at fair value and subsequently measured at amortized cost.

2.6.6	Hedging derivatives

The global derivative instrument portfolio is composed of 98.7% by contracts qualifying as hedge instruments. These were subscribed by the Concha y Toro Group within the framework of the financial risk management policy to mitigate the risks associated with exchange rate fluctuations, adjustments units (UF) and interest rates fluctuations, being these currency forward contracts and interest rate swaps.

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

A hedge is considered as highly effective based on the application of judgment (qualitative and quantitative), when determining whether there is an economic relationship between the hedged item and the hedging instrument.

2.6.7	Embedded derivatives

The Concha y Toro Group assess the existence of embedded derivatives in financial instruments contracts and contracts for the purchase of grapes from third parties in order to determine whether their characteristics and risks are closely related to the main agreement. Should it be concluded that clauses in contracts were related to the main contract, the derivative is measured at fair value.

As of December 31, 2018 and 2017, there are no embedded derivatives for both, financial instruments contracts and contracts to purchase grapes and wine.

2.6.8	Fair value and Classification of Financial Instruments

The fair value of the different derivative financial instruments is calculated using the following procedures:

-     For derivatives quoted in an organized market, its quote price at year-end.

-      For non-negotiable derivatives in organized markets, the Group measures them using the discount of expected cash flows and generally accepted option valuation models based on market conditions, from both, spot operations and futures at year-end.

In consideration of the abovementioned procedures, Viña Concha y Toro S.A. and subsidiaries classifies its financial instruments in the following levels:

Level 1	Fair value obtained through direct reference to quoted prices with no adjustment.

Level 2	Fair value obtained through use of valuation techniques accepted in the market and based on prices, other than those indicated in Level 1, which are observable direct or indirectly as of the measuring date (adjusted prices).

Level 3	Fair value obtained through models internally developed or methodologies which use information that are not observable or with low liquidity.
2.6.9	Interest-bearing loans

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

Non-current assets such as property, plant and equipment whose carrying amount will be recovered through sale and not through its ongoing use are classified as held for sale. This condition is considered as met only when the sale is highly probable and the asset is available for immediate sale in its current state and transferred to the current group.

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

Within the caption other non-financial assets are shown current prepayments. These include disbursements due to prepayments related to the lease of farms, insurance and advertising. These are classified in current and non-current depending on the term of their maturity.

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

The net profit or loss obtained in each year by these companies is illustrated in the consolidated statement of comprehensive income as “Share of profit (loss) of associates accounted for using the equity method.”

2.10.1	Goodwill of equity-accounted investees

Goodwill from acquisitions of associates is not amortized and at each year-end, it is estimated if there are indications of impairment which may decrease its recoverable amount to an amount lower than the net cost recorded, in which case, an impairment adjustment is made.

Goodwill is assigned to those cash generating units (CGUs) in which is expected to obtain a benefit from the business combination in which the goodwill arose. This value is added to the investment value.

2.11	Intangible Assets

2.11.1	Industrial Brand Rights

Viña Concha y Toro and its subsidiaries commercializes its products through the registration of its own trademark in the different countries. Such registration in general has a term of 10 years in most countries and can be renewed indefinitely in all cases. The main brands of the Company includes the corporate Concha y Toro brand and its emblematic brands Casillero del Diablo, Sunrise, Frontra, Sendero, Don Melchor, Amelia Terrunyo, Trio, Marqués de casa Concha, Viña Maipo, Subercaseoux, Maycas del Limarí, Palo Alto and its common brands Vitral, Carmín de Peumo, Clos de Pirque, Fressco, SBX, among others. The subsidiaries have registered the brands Cono Sur, Tocornal, Isla Negra, Bicicleta, Trivento, La Chamiza, Pampas del Sur, Eolo, Tribu, Fetzer, Bonterra, Bel Arbor, Coldwater Creek, Sanctuary, Five Rivers, Jekel, Anthony’s Hill, Eagle Peak, Valley Oacks, Pacific Bay, Full Circle, 1000 Stories, and Macnab, among others.

-	Registered in Chile.

Viña Concha y Toro has a portfolio of own industrial brands registered in Chile for a ten-year renewable period. These are valued at the brand’s historical cost of registration. This value is amortized over the term of the registered brand (ten year-renewable period).

-	Registered abroad.

The Company also registers its own brands abroad where it operates in the wine business. Usually, these registration rights have a term 10 years, in addition to others with terms of 7 and 15 years. The registration amounts are amortized in the in-force period of the related brand registration certificate pursuant to regulations of each country. These are recognized at cost net of amortization.

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

Research expenses are recognized as expenses when incurred. As of December 31, 2018 research expenses amounted to ThCh$1,603,136, whilst as of December 31, 2017 and 2016 this expense amounted to ThCh$1,306,407 and ThCh$1,428,710, respectively.

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

2.11.8	Identification of classes of intangible assets with finite and indefinite useful lives

Description of class of intangible assets	Useful life
Domains	Finite
Industrial brands (acquired)	Indefinite
Patents, industrial brand rights, registered abroad and in Chile	Finite
Water rights	Indefinite
Easements	Indefinite
IT software	Finite

2.11.9	Minimum and maximum useful lives for amortization of intangible assets

The amortization of intangible assets with a finite useful life is calculated using the straight-line method based on their estimated useful life. This amortization is recorded in the consolidated statement of profit or loss by function under administrative expenses and cost of sales, where appropriate. The detail of useful lives of finite-lived intangible assets is as follows:

Useful life per Class of Intangible Asset	Minimum	Maximum

Patents, trademark rights	5	15
IT software	3	8
Domains	3	10

2.12	Property, Plant and Equipment

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

Repair, maintenance and servicing expenses are expensed in profit or loss when incurred. Note that certain items of the Group’s property, plant and equipment require inspections on a regular basis. In this sense, the items subject to replacement are recognized separately from the remaining value of the existing asset and with a segregation level which allows for depreciating them in the period between the current and next repair.

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

In case that the period used for the construction of property, plant and equipment will be higher than a reasonable time, capitalization of interest will be discontinued.

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

The useful lives of assets are detailed as follows:

Asset	Useful life
Buildings	10 to 40
Plant and equipment	3 to 20
IT equipment	3 to 7
Facilities and fixtures (*)	5 to 30
Vehicles	6
Leased asset improvements	5 to 19
Other property, plant and equipment	3 to 20

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
F-38

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

On an annual basis, the Company assesses impairment under with the methodology established by the Company under with IAS 36. Assets on which this methodology applies, are as follows:

-	Property, plant and equipment

-	Intangible Assets

-	Investments in Associates

-	Goodwill
F-39

Assets subject to depreciation and amortization are tested for impairment, provided that at any event or changes in circumstances indicate that the carrying amounts may not be recovered. An impairment loss is recognized as the excess of carrying amount over its recoverable amount. The recoverable amount is the higher of the asset fair value less the costs to sell or value in use. In order to evaluate impairment losses, assets are grouped together into cash generating units (CGUs). Non-financial assets, other than goodwill that have been affected by an impairment loss are subject to reviews as of each year-end for any events which justifies the reversal of losses. Impairment tests are performed under the following methods indicated in IAS 36:

-	Cash flows discounted from income for groups of assets. (CGU) identified.

-	Comparison of market fair values against cash flows to determine the recoverable amount between them and then compare to the carrying amount.

2.14.1	Impairment of Property, plant and equipment,

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

If the recoverable value of an asset is considered to be lower than its carrying amount, the latter is decreased to its recoverable amount.

2.14.3	Impairment of Investments in Associates

Upon application of the equity method, Viña Concha y Toro S.A. and subsidiaries determine whether it is necessary to recognize an impairment loss for the investment maintained in its associates. On an annual basis, the Company establishes if objective evidence that the investment in associates or joint ventures is exposed to impairment risk. If this is the case, the Company calculates the impairment amount as the difference between the fair value of the associate and the acquisition cost. According to IAS 36, and in the event, that the acquisition cost is higher, the difference is recognized with a charge to profit and loss.

2.14.4	Goodwill

Goodwill generated from the purchase of investments are not amortized. At December 31st of each fiscal year, or with more frequency, when indications of impairment, an impairment test is carried out; and, on the other hand, if there are indications that they may decrease their recoverable value to an amount lower than the net cost recorded, an impairment adjustment occurs.

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

Viña Concha y Toro S.A. and its subsidiaries records its income tax based on the net taxable income determined under regulations established by the Chilean Income Tax Law (ITL) and in each of the countries where certain subsidiaries are based.

The income tax expense for the year for these companies is determined as the sum of the current taxes of the different companies, resulting after the application of the tax rate on taxable income for the year once the tax deductions that are allowed are applied.

Note that on September 29, 2014, Law No. 20.780 was enacted, which established a reform to the income tax system and introduced several adjustments to the local tax system.

Subsequently, in 2016, Law No. 20.899 was enacted to simplify the income tax system and amend other current tax provisions effective as of that date.

Under such laws, beginning on January 1, 2018, companies in Chile are subject to a corporate tax rate of 27%. For tax purposes related to its shareholders and/or owners, the companies are subject to Article 14 B) of the Income Tax Law, which is known as the “Partially-Integrated System.”

There have also been reforms affecting our subsidiaries abroad, such as Argentina, where Law No.27.430 was passed on December 29, 2017, which reduced the income tax rate for companies and permanent establishments, from 35% to 30% from 2018 and up to December 31, 2019, and to 25% for subsequent years starting from January 1, 2020.

In addition, other reforms have been enacted affecting the Group’s subsidiaries in In Argentina, Section 10, Articles No. 1 and No. 2 of Law. 27.430, the Tax Reform Law, published in the Official Gazette on December 29, 2017, establishes a one-time optional tax revaluation regime in order to facilitate an equity restructuring process through the revaluation of certain assets held by owners who are residents in Argentina. The tax revaluation regime was enacted by the Argentine tax authority through Resolution No. 4249/2018 (published on May 28, 2018).

This regulation establishes the option to apply the one-time tax revaluation of assets located in Argentina whose income generation is subject to the generation of taxable income in Argentina. This option is exercised on the assets existing as of December 31, 2017, for one time only.

Within this framework, an extraordinary tax is expected to be applied on the difference between the total amount of the revaluated property, and the tax value determined in conformity with the provisions of the Argentine Income Tax Law.

The tax rate of the extraordinary tax on the revaluation amount is based on the type of asset: 8% for real estate not classified as inventory; 15% for real estate classified as inventory; and 10% for personal property and other assets. Upon application of the option over a certain asset, all remaining assets under the same category should be revaluated. This tax is not deductible from income tax, and the profit or loss for tax purposes arising from the revaluation is not subject to income tax (although it is subject to such special tax).

On November 12, 2018, the Board of Directors of Argentine subsidiary Trivento Bodegas y Viñedos S.A. has approved managment to apply the aforementioned option, submitting an affidavit on the revaluation and making a payment on the account of the special tax on March 11, 2019. The amount made as provision for the special tax at year-end amounts to ThUS$770 (MCh$534), which are included in current taxes in the consolidated financial statements (on March 11, 2019, the Company paid 20% of such tax).

On December 22, 2017, the Tax Cuts and Jobs Act was enacted in the United States, which introduces several amendments, such as the reduction of the federal corporate tax from 34% to 21%, which is effective from January 1, 2018.

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

In accordance with Note 2.16.1 on the Argentine subsidiary applying the tax revaluation under Law No. 27.430, the Company recorded a lower deferred tax in the consolidated financial statements which amounts to MUS$3.8 (MCh$2,598) for the increase in the tax bases of the revaluated assets, and a lower income tax for 2018 which amounts to ThUS$380 (MCh$260) for the higher tax depreciation of such assets.

2.17	Employee benefits

2.17.1	Employee vacations

Costs associated to personnel contractual benefits and related to services provided by employees during the year are charged to income in the related period.

2.17.2	Severance indemnities and seniority bonus

Management uses assumptions to determine the best estimate for these benefits. These obligations are measured using an actuarial calculation. The actuarial valuation is based on the projected unit credit method to determine the current value of obligations. Under the projected unit credit method, or the accrued benefit method pro-rated on service method, each service period is deemed as giving rise to an additional unit of benefit entitlement, on which the service cost is based (IAS 19). The assumptions used in this calculation include the pension rotation hypothesis, the mortality rate, the discount rate the expected rise in remuneration and the future permanence, among other.

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

2.18	Other Provisions

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

For the purposes of the consolidated statement of cash flows, cash and cash equivalents relates to cash and highly-liquid short-term investments, respectively; the latter are easily convertible into cash and subject to a non-significant risk of change in its value.

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

The Company assesses and takes into account all significant events and circumstances when applying the model under IFRS 15 to its contracts with customers: (i) identifying the contract, (ii) identifying performance obligations, (iii) determining the transaction price, (iv) allocating the price, and (v) recognizing revenue.

In addition, the Company assesses the existence of incremental costs of obtaining a contract and costs directly related to compliance with a contract.

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer, and is presented net of value-added tax, specific taxes, returns and discounts.

The Company’s revenue is mainly derived from its main performance obligation of transferring its goods under agreements, in which the Company transfers the control and complies with its performance obligation at the same time.

2.23.1	Sale of goods and products

Local customers obtain control of goods when these are delivered and accepted at their facilities. Invoices and revenue are recognized only at the time of transfer of control of the goods. In addition, when discounts are offered, these are discounted from the transaction price.

With respect to export customers, such customers obtain control of the goods in accordance with the commercial sale terms (Incoterms 2010; CIF; FOB; DAP, DPP, FCA, EXW, and CFR), as per the Interpretation of Commercial Terms issued by the International Chamber of Commerce.

For contracts in which the Company will perform multiple revenue-generating activities (multiple element contracts), the recognition criteria consist of recognizing each separate identifiable component of the transaction, in order to reflect the essence of the transaction, or of two or more joint transactions when they are intertwined in a manner that it is not possible to assess without referencing the complete set of transactions. Viña Concha y Toro S.A. and its subsidiaries do not include in the revenue amounts to be provided to customers (distributors, supermarkets, and other direct customers) with the sole purpose of marketing the Viña Concha y Toro Group's goods, sold by them and that will be paid based on the actual advertising expenses incurred by the customers.

2.23.2	Revenue from Rendering of Services

Service revenue is recognized considering the stage of completion of transaction at the end of the reporting period provided that the outcome of the transaction can be reliably estimated. Revenue is recognized over time as the service is provided. The percentage of completion for determining the amount of revenue to be recognized is assessed based on inspections of work performed. The main services provided by the group is the bottling wine tolling and the wine tour.

2.23.3	Finance Income and Finance Costs

Finance income is recognized as soon as interests are accrued in function of the principal that is pending of payment and of the applicable interest rate.

Interest paid, accrued on loans from financial institutions and public bonds payable are used in the financing of operations, are presented as finance costs.

2.24	Dividends

Dividend income is recognized when the right to receive payment is established, and is presented as other finance income.

2.25	Environment

Concha y Toro Group presents disbursements due to environmental investments in Water Treatment Plant intended to protect the environment. The amounts of elements incorporated in facilities, machinery and equipment intended for the same purpose are considered as Property, plant and equipment.

2.26	Correction of Immaterial Error

The Company’s audited consolidated statements of financial position as of December 31, 2017, the consolidated statements of income, comprehensive income, and changes in equity for the years ended December 31, 2017 and 2016, and the related notes, have been corrected for an immaterial error regarding the accounting for certain deferred taxes.

In connection with the preparation of its 2018 annual consolidated financial statements, the Company identified and corrected an immaterial error in the measurement of certain deferred taxes for non-monetary items at its Argentinian subsidiary, which were previously calculated for book purposes using a currency other than the functional currency for that subsidiary in accordance with IAS 12.41. The impact to the affected financial statement items of applying the correct currency to the measurement of those deferred taxes is as follows (in thousands, except per share data):

	2017
	As previously reported	Correction	As Reported
Deferred tax liabilities	53,373,158	5,892,985	59,266,143
Total non-current liabilities	184,901,211	5,892,985	190,794,196
Total Liabilities	505,593,351	5,892,985	511,486,336
Retained earnings	455,924,169	(5,892,985)	450,031,184
Equity attributable to the owners of the Parent	548,366,807	(5,892,985)	542,473,822
Non-controlling interests	2,866,429	—	2,866,429
Total Equity	551,233,236	(5,892,985)	545,340,251
Income tax expense	13,719,788	(1,842,979)	11,876,809
Profit from continuing operations	49,990,420	1,842,979	51,833,399
Profit attributable to owners of the Parent	49,574,670	1,842,979	51,417,649
Basic and diluted earnings per share	66.36	2.47	68.83
Total other comprehensive income	52,744,879	1,842,979	54,587,858
Comprehensive income attributable to owners of the Parent	52,329,129	1,842,979	54,172,108
Comprehensive income attributable to non-controlling interest	415,750	—	415,750

	2016
	As previously reported	Correction	As Reported
Deferred tax liabilities	50,388,290	7,735,964	58,124,254
Total non-current liabilities	203,262,004	7,735,964	210,997,968
Total Liabilities	498,131,966	7,735,964	505,867,930
Retained earnings	426,521,298	(7,735,964)	418,785,334
Equity attributable to the owners of the Parent	516,209,477	(7,735,964)	508,473,513
Non-controlling interests	1,497,143	—	1,497,143
Total Equity	517,706,620	(7,735,964)	509,970,656
Income tax expense	17,542,419	(735,857)	16,806,562
Profit from continuing operations	48,529,588	735,857	49,265,445
Profit attributable to owners of the Parent	47,931,093	735,857	48,666,950
Profit	48,529,588	735,857	49,265,445
Basic and diluted earnings per share	64.16	0.99	65.15
Total other comprehensive income	82,987,002	735,857	83,722,859
Comprehensive income attributable to owners of the Parent	82,388,507	735,857	83,124,364
Comprehensive income attributable to non-controlling interest	598,495	—	598,495

	1-Jan-16
	As previously reported	Correction	As Reported
Retained earnings	397,480,284	(8,471,821)	389,008,463
Equity attributable to the owners of the Parent	452,711,049	(8,471,821)	444,239,228
Non-controlling interests	1,624,499	—	1,624,499
Total Equity	454,335,548	(8,471,821)	445,863,727

For purposes of issuing the financial statements in connection with the Company's Annual Report on Form 20-F for 2018, the Company evaluated the materiality of the errors described in the previous paragraph from a qualitative and quantitative perspective according SAB No 99. Based on such evaluation, the Company concluded that the effects of the correction are not material to any individual prior period, nor did they have a material effect on the trend of financial results, taking into account the requirements of SAB No. 108, “Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). Based on the guidance of SAB No 108, the Company corrected these errors in every affected period in the 2017 and 2016 consolidated financial statements even considering that the errors were immaterial and for IFRS purposes the application of IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” was not required.

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

As of the closing date of each year, or in those dates in which is considered as necessary, an analysis is performed to assess an asset’s value in order to determine if there is an indication that these have been impaired. If any indicators exist, estimation on the recoverable amount of this asset is performed and the book value of the related asset will be updated accordingly. On the other hand, if these are identifiable assets which do not independently generate cash flows, an estimate is performed of the recoverability of the Cash Generating Unit to which this asset belongs.

In the case of Cash Generating Units to which tangible or intangible assets have been assigned with an indefinite useful life, its recoverability analysis is performed systematically at each year-end or under circumstances considered as required to perform this analysis.

3.2	Financial assets of trading origin

In the case of financial assets with a trading origin, the Company has defined a policy for the recording of impairment accruals in function of expected credit losses during the useful life of assets. (See 2.6.1).

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

Management uses assumptions to determine the best estimate of these benefits. These obligations are measured using an actuarial calculation. The assumptions used for this calculation include assumptions related to the retirement turnover rate, mortality rate, discount rate and expected increases in salaries, among others.

3.5	Fair Value of Derivative Contracts or Other Financial Instruments (Hedges)

In the case of derivative financial instruments, the assumptions used by the Group are based on the market rates quoted, restated by the instrument’s specific features.

3.6	Expected Fair Value in a Business Combination

The Company has recorded separately from goodwill, identifiable assets acquired and liabilities assumed at fair value at acquisition date.

3.7	Estimation of the net realizable value and allowance for obsolescence

The Company and its subsidiaries have recorded an impairment due to the obsolescence of finished goods, raw materials and supplies based on technical reports, the level of turnover of stock stored in warehouses, and/or the assessment of their future use.

3.8	Fair value of biological assets.

Based on the Company’s assessment and calculation, the fair value of grapes at the date of harvest approximates the carrying amount and, consequently, grapes at the date of harvest are measured at fair value less costs of sale, and are then transferred to inventory.

3.9	Estimation of the provision for advertising contributions.

This relates to estimates of amounts payable related to marketing and advertising activities. Uncertainty exists related to the cash disbursement associated with these estimates, as they are linked to the actual information the customer should provide.

NOTE 4. CHANGES IN ESTIMATES AND ACCOUNTING POLICIES

The consolidated financial statements of Viña Concha y Toro S.A. as of December 31, 2018, do not present any changes to accounting estimates and policies compared to the prior year, except for the amendments related to the application of IFRS 15 and IFRS 9, effective beginning on January 1, 2018. The changes related to the initial application of the aforementioned standards are detailed below:

A)   IFRS 9, Financial Instruments

i)	Classification and measurement

IFRS 9 introduces a new approach to the classification of financial assets, based on two concepts: the characteristics of contractual cash flows of the financial asset and the Company’s business model. Under this new approach, the four classification categories under IAS 39 Financial Instruments: Recognition and Measurement, are superseded by the following three categories:

-	Amortized cost;

-	Fair value through other comprehensive income; or

-	Fair value through profit or loss.

Financial liabilities under IFRS 9 are classified similar to the classification under IAS 39 “Financial Instruments: Recognition and Measurement”. However, there are differences in the requirements applicable to the measurement of financial liabilities designated at fair value through profit or loss. Changes generated by the variation of an entity’s own credit risk will be recognized in other comprehensive income.

The effects on the Consolidated Financial Statements arising from this standard relate to: financial assets classified as available for sale starting from 2018, which are classified as financial assets at fair value through profit or loss with no significant impacts. Regarding financial liabilities, no significant effects on relevant accounting policies have been identified because of the change in the accounting treatment of risks inherent to credits.

ii)	Impairment

The new impairment model applies to financial assets measured at amortized cost or fair value through other comprehensive income. Losses are measured based on lifetime expected credit losses.

No significant impact on the impairment loss estimate exist, although it includes changes in the accounting estimate arising from a new calculation method.

iii)	Hedge accounting

IFRS 9 introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures, and establishes a more principles based approach. The new approach will better reflect the results of risk management activities in the Consolidated Financial Statements, allowing more elements to be eligible as hedged items: risk component of non-financial items, net positions and a combination of non-derivative and derivative instruments.

No significant effects on profit or loss and equity exist, as there are no relevant differences compared to the previous model required by IAS 39.

B)   IFRS 15 “Revenue from Contracts with Customers”

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

The Company has adopted IFRS 15 beginning from January 1, 2018, by applying the retrospective method at each reporting date.

The following table summarize the impacts of adopting IFRS 15 on the Company’s statement of income by function for the period then ended for each of the line items affected.

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION		Originally presented as of December 31, 2017	Adjustments	Current presentation	Originally presented as of December 31, 2016	Adjustments	Current presentation
	Ref	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenue	a)	643,784,687	(30,269,330)	613,515,357	658,447,621	(29,875,592)	628,572,029
Cost of sales		(412,079,217)		(412,079,217)	(412,381,871)		(412,381,871)
Gross profit		231,705,470		201,436,140	246,065,750		216,190,158
Other income		7,631,410		7,631,410	8,661,903		8,661,903
Distribution costs	a)	(143,276,955)	30,269,330	(113,007,625)	(150,913,076)	29,875,592	(121,037,484)
Administrative expenses		(31,110,407)		(31,110,407)	(31,562,168)		(31,562,168)
Other expenses by function		(3,037,270)		(3,037,270)	(2,067,273)		(2,067,273)
Profit from operational activities		61,912,248		61,912,248	70,185,136		70,185,136
Financial income		570,531		570,531	970,651		970,651
Financial costs		(9,985,677)		(9,985,677)	(10,305,449)		(10,305,449)
Share of profit (loss) of associates and joint ventures accounted for using the equity method		3,254,601		3,254,601	4,511,072		4,511,072
Foreign currency translation differences		8,586,953		8,586,953	749,876		749,876
Income (expense) from inflation-adjusted units		(628,448)		(628,448)	(39,279)		(39,279)
Profit before tax		63,710,208		63,710,208	66,072,007		66,072,007
Income tax expense (*)		(11,876,809)		(11,876,809)	(16,806,562)		(16,806,562)
Profit from continuing operations (*)		51,833,399		51,833,399	49,265,445		49,265,445
Profit (*)		51,833,399		51,833,399	49,265,445		49,265,445

(*) See Note 2.26

a)	The only impact to the company from the adoption of IFRS 15 relates to the recognition of considerations paid to customers (advertisement contributions) as less Revenue instead of greater Distribution Cost. The effect of such reclassification for the period from January through December 2018 amounted to ThCh$26,630,542 (ThCh$30,269,330 in 2017 and ThCh$29,875,592 in 2016).
F-51

NOTE 5. FINANCIAL RISK MANAGEMENT

5.1	Analysis of Market Financial Risk

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

The exchange rate risk exposure of Viña Concha y Toro corresponds to the net position between assets and liabilities denominated in currencies other than the functional currency. This net position is mainly generated by the difference between the sum of accounts receivable and inventories compared with the sum of advertising contributions, financial debt and supplies costs, all of them denominated in US$ Dollars, Euros, Pound Sterling, Canadian Dollars, Swedish Krona, Norway Krona, Brazilian Real, Mexican Pesos and Argentinean pesos.

In order to mitigate and manage the exchange rate risk, the Company reviews daily the net exposure on each currency for the existing entries, and hedge this differential mainly using currency forward operations at a term lower or equal to 90 days. In certain opportunities, the Company can also use Cross Currency Swap or any other derivative.

The sensitivity analysis assuming that the Company had no hedging during 2018, indicates that a depreciation /appreciation by 10 % of the Chilean peso, with respect to the different currencies in which the Company maintains assets and liabilities, would have generated a loss/gain amounting to ThCh$11,599,302. This sensitization is performed assuming that all other variables remained constant and considering, in all the currencies, the average assets and liabilities is maintained during the indicated period of time.

Sensitivity analysis by currency, effect on net income for the year ended as of December 31, 2018:

	10% Depreciation	10% Appreciation
	in ThCh$	in ThCh$
United States dollar	5,173,337	(5,173,337)
Pound Sterling	3,356,201	(3,356,201)
Euro	935,103	(935,103)
Canadian dollar	608,437	(608,437)
Brazilian Real	1,220,912	(1,220,912)
Swedish krona	571,344	(571,344)
Norwegian krona	234,836	(234,836)
Mexican peso	492,579	(492,579)
Argentine Peso	(993,447)	993,447
Total	11,599,302	(11,599,302)
F-52

Sensitivity analysis by currency, effect on net income for the year ended as of December 31, 2017:

	10% Depreciation	10% Appreciation
	in ThCh$	in ThCh$
United States dollar	4,521,190	(4,521,190)
Pound Sterling	2,378,051	(2,378,051)
Euro	821,841	(821,841)
Canadian dollar	532,513	(532,513)
Brazilian Real	1,632,212	(1,632,212)
Swedish krona	537,615	(537,615)
Norwegian krona	184,215	(184,215)
Mexican peso	470,730	(470,730)
Argentine Peso	(1,438,592)	1,438,592
Total	9,639,775	(9,639,775)

Sensitivity analysis by currency, effect on net income for the year ended as of December 31, 2016:

	10% Depreciation	10% Appreciation
	in ThCh$	in ThCh$
United States dollar	5,546,444	(5,546,444)
Pound Sterling	3,314,911	(3,314,911)
Euro	1,003,488	(1,003,488)
Canadian dollar	517,643	(517,643)
Brazilian Real	1,806,479	(1,806,479)
Swedish krona	514,287	(514,287)
Norwegian krona	181,236	(181,236)
Mexican peso	454,061	(454,061)
Argentine Peso	(1,074,330)	1,074,330
Total	12,264,219	(12,264,219)

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

Sensitivity analysis by currency, effect on Equity as of December 2018:

	10% Depreciation	10% Appreciation
	in ThCh$	in ThCh$
United States dollar	6,517,149	(6,517,149)
Pound Sterling	7,136,623	(7,136,623)
Euro	4,005,063	(4,005,063)
Canadian dollar	1,569,182	(1,569,182)
Brazilian Real	1,349,934	(1,349,934)
Swedish krona	1,172,260	(1,172,260)
Norwegian krona	488,270	(488,270)
Mexican peso	1,331,683	(1,331,683)
Total	23,570,164	(23,570,164)

Sensitivity analysis by currency, effect on Equity as of December 2017:

	10% Depreciation	10% Appreciation
	in ThCh$	in ThCh$
United States dollar	9,607,302	(9,607,302)
Pound Sterling	6,896,198	(6,896,198)
Euro	3,980,555	(3,980,555)
Canadian dollar	1,425,507	(1,425,507)
Brazilian Real	1,355,866	(1,355,866)
Swedish krona	1,184,116	(1,184,116)
Norwegian krona	465,352	(465,352)
Mexican peso	1,122,462	(1,122,462)
Total	26,037,358	(26,037,358)

Sensitivity analysis by currency, effect on Equity as of December 2016:

	10% Depreciation	10% Appreciation
	in ThCh$	in ThCh$
United States dollar	24,930,118	(24,930,118)
Pound Sterling	13,419,013	(13,419,013)
Euro	6,853,704	(6,853,704)
Canadian dollar	2,156,353	(2,156,353)
Brazilian Real	3,349,844	(3,349,844)
Swedish krona	1,744,631	(1,744,631)
Norwegian krona	573,453	(573,453)
Mexican peso	1,983,734	(1,983,734)
Total	55,010,850	(55,010,850)

Notwithstanding the abovementioned, in scenarios of appreciation of our local currency is possible to mitigate the effect on income through adjustments in prices always considering, the appreciation level of the currencies of our competitors.

5.1.2	Interest Rate Risk

The interest rate risk impacts the Company’s financial debt. As of December 31, 2018, Viña Concha y Toro has a total financial debt, net of interest, amounting to ThCh$293,192,543, and 59.9% of this debt correspond to non-current liability and 40.1% corresponds to current liability. At this year-end, the Company maintains no debt with a variable interest.

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

As of December 31, 2018, 53.7% of the Company’s debt is denominated in UF. In order to hedge part of the fluctuation in UF, the Company has taken swap contracts.

During 2018, the Company recognized a loss amounting to ThCh$4,640,525 which relates to the adjustment of current and non-current financial debts indexed to the variation of UF. A variation of 100 base points in the inflation that refine the UF in this period would generate a greater loss /gain amounting to ThCh$1,578,794 (ThCh$1,250,047), with effect on profit or loss.

5.2	Credit Risk

The Credit Risk relates to the uncertainty with respect to the compliance of obligations from the Company’s counterpart, for contract, agreement or financial instrument, when this breach generates a loss in the market value of any financial asset.

5.2.1	Accounts Receivable

The Company exports to more than 140 countries abroad through dealers with whom it maintains distribution contracts for its different companies and brands. On the other hand, the Company has formed distributing subsidiaries of its products in England, Sweden, Norway, Finland, Argentina, Brazil, Mexico, Singapore and China. All export sales are performed in term with direct credit, except for some punctual cases that operates with export letter of credit.

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

In the case of accounts receivable for the domestic market, 97.2% of customers have a credit insurance which covers 90% of the claim. As of December 31, 2018, the main five customers concentrate 56.6% of receivables for this market, consequently, 100% of this receivable is covered by the credit insurance. A 66.9% of accounts receivable is concentrated in customers that maintain accounts receivable in amounts higher than M$100, while a 17.7% correspond to customers with a receivable lower than M$10

For exports performed from Chile to third-parties, 93.8% have an insurance credit which covers a 90% of the accounts receivable, also 3.1% corresponds to sales to state-owned monopolies. As of December 31, 2018, the twenty main customers concentrate a 57.3% of accounts receivable for this market, consequently, 95.6% of this receivable is covered by an insurance credit, and also 2.9% corresponds to sales to state-owned monopolies. The remaining 42.7% is comprised by approximately 200 customers.

As of December 31, 2018, 11.94% of the allowance for impairment was comprised for domestic insured customers.

As of December 31, 2018, 88.06% of the allowance for impairment was comprised for domestic uninsured customers.

b)	Sale to third-parties from abroad:

Bodegas y Viñedos Trivento S.A. maintains credit insurance for 70.7% of its domestic accounts receivable, and 99.9% of its export accounts receivable.

In both cases, the insurance covers 90% of the claim. A 69.2% of its export accounts receivable are concentrated in the main 20 customers, from these, 99.9% of the debt is insured, while the 20 main customers of the domestic market, represents 56.0% of total accounts receivable, from these 59.2% is insured.

The subsidiary Concha y Toro UK maintains 98.9% of its accounts receivable portfolio hedged by a credit insurance, which covers a 90% of the value. 92.0% of accounts receivable is concentrated in its 20 main customers, from these 99.6% of the debt is insured, while the remaining 8.0% of accounts receivable is distributed in more than 120 customers.

VCT Brazil has a concentration of 54.6% of its accounts receivable in its 20 main customers, distributing the remaining 45.4% in more than 200 customers. 86.9% of its accounts receivable are subject to a credit insurance, which covers 90% of the value.

Fetzer maintains credit insurances for 58.2% of its domestic receivables, and 57.7% of its export receivables, in both cases, the insurance covers 90% of the claim. Additionally, 47.5% of exports are sales to state-owned monopolies.

The subsidiaries of Sweden, Norway and Finland, concentrates more than 90% of their accounts receivable in sales performed to state-owned monopolies, entities with no credit insurance due to its low credit risk.

As of December 31, 2018, 10.66% of the allowance for impairment was composed of foreign customers whom have been insured.

As of December 31, 2018, 89.34% of the allowance for impairment was composed of uninsured.

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

As of December 31, 2018, the Company has ThCh$37,486,337, in bank balances and time deposits, additionally to bank credit lines.

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

The Company’s maturities regarding non-derivative financial liabilities, including interests and those of its derivative as of December 31, 2018 and 2017 are summarized as follows:

		To maturity (*)
As of December 31, 2018	Carrying amount ThCh$	Less than 1 year ThCh$	1 to 3 years ThCh$	3 to 5 years ThCh$	More than 5 years ThCh$
Other non-derivative financial liabilities
Bank borrowings	138,055,946	111,891,041	28,049,538	245,247	250,866
Bonds payable and promisory notes	157,669,367	13,447,438	17,078,477	7,718,650	186,100,199
Trade and other payables	124,333,481	124,333,481	—	—	—
Trade payables due to related parties	6,078,579	5,777,642	300,937	—	—
Subtotal	426,137,373	255,449,602	45,428,952	7,963,897	186,351,065
Derivative financial liabilities
Hedging liabilities	7,030,224	5,497,534	695,230	837,460	—
Non-hedging liabilities	17,202,575	3,274,241	6,063,164	7,865,170	—
Subtotal	24,232,799	8,771,775	6,758,394	8,702,630	—
Total	450,370,172	264,221,377	52,187,346	16,666,527	186,351,065

		To maturity (*)
As of December 31, 2017	Carrying amount ThCh$	Less than 1 year ThCh$	1 to 3 years ThCh$	3 to 5 years ThCh$	More than 5 years ThCh$
Other non-derivative financial liabilities
Bank borrowings	139,917,345	112,021,591	29,758,381	656,469	594,158
Bonds payable and promisory notes	121,404,578	25,446,685	22,732,000	4,311,722	109,926,397
Trade and other payables	120,753,782	120,753,782	—	—	—
Trade payables due to related parties	7,654,334	7,361,779	292,555	—	—
Subtotal	389,730,039	265,583,837	52,782,936	4,968,191	110,520,555
Derivative financial liabilities
Hedging liabilities	6,387,551	3,257,209	1,502,723	1,627,619	—
Non-hedging liabilities	55,759	55,759	—	—	—
Subtotal	6,443,310	3,312,968	1,502,723	1,627,619	—
Total	396,173,349	268,896,805	54,285,659	6,595,810	110,520,555

(*) Include interests at the maturity date.

5.4	Raw Material Price Risk

The Company depends on external vineyards for its grapes supply and wine in bulk. The grapes purchased from external producers are subject to fluctuations of price and quality and generally are more expensive than grapes from the Company´s own vineyards.

For the elaboration of premium wines, varietals (wine made exclusively or almost exclusively from one variety of grape) and sparkling, 48.6% of the grapes and wine in bulk used are supplied by independent growers in Chile. Additionally, the Company purchased approximately 80.4% of the grapes and wine in bulk necessary to produce wine of popular quality. The disruption in the grape or wine offer, as well as the increase in prices on the part of these external suppliers could have an adverse effect on the Company’s operating income.

NOTE 6. CASH AND CASH EQUIVALENTS

a)	This item is detailed as follows:

Cash and cash equivalents includes time deposits and balances in banks.

Cash and cash equivalents	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$
Balances in banks	32,984,904	21,158,613
Balances in mutual funds	4,501,433	—
Balances in time deposits	—	10,003,733
Total	37,486,337	31,162,346

As of December 31, 2018 and 2017, Mutual Funds are detailed as follows:

Mutual fund	No. of deposits	Deposit amount	As of December 31, 2018 ThCh$
Scotiabank Azul	1,444,164	1,558.4862	2,250,710
BancoEstado S.A. Adm de Fondos	1,839,688	1,223.4261	2,250,723
Total			4,501,433

As of December 2017, the Company records no balances in mutual funds.

As of December 2018, the Company records no balances in term deposits.

As of December 2017, term deposits are detailed as follows:

	As of December 31, 2017
Bank	Maturity	Nº of Days	Total Days	Monthly rate	Currency	Amount ThCh$	Interest ThCh$	Total amount ThCh$
Banco de Crédito e Inversiones	27-03-18	4	90	0,28%	CLP	10,000,000	3,733	10,003,733
Total						10,000,000	3,733	10,003,733
F-59

b)	Cash and cash equivalents, classified by currencies is detailed as follows:

Original currency	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$
U.S. Dollar	15,656,759	7,704,436
Brazilian Real	1,484,743	1,205,972
Chilean Peso	7,164,521	16,053,806
Norwegian Krona	2,352,388	1,155,693
Swedish Krona	556,100	397,861
Pound Sterling	5,191,304	2,583,910
Mexican Peso	2,352,868	264,857
Euro	1,771,178	1,266,185
Canadian Dollar	467,436	265,248
Chinese Yuan	479,058	178,350
South African Rand	9,982	86,028
Total	37,486,337	31,162,346

NOTE 7. OTHER FINANCIAL ASSETS

The detail of this caption is as follows:

	Total current		Total non-current
Other financial assets	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$
Financial investments at fair value with effects on results	2,532,634	2,425,216	—	—
Hedging derivative instruments (*)	5,572,952	7,832,335	25,741,638	25,591,638
Non-hedging derivative instruments (**)	169,768	7,656	—	—
Total	8,275,354	10,265,207	25,741,638	25,591,638

(*) See Note 18.2 letter a

(**) See Note 18.2 letter b

Financial Investments at fair value through profit or loss

As of December 31, 2018, financial assets at fair value through profit or loss relate to marketable securities amounting to ThCh$2,532,634. From such amount, 90.94% is recorded at trade value and the remaining 9.06% at cost.

As of December 31, 2017, financial assets measured at fair value through profit or loss correspond to marketable securities amounting to ThCh$2,425,216, of this total 90.53% is recorded at their quoted stock exchange value and the remaining 9.47% at cost.

NOTE 8. TRADE AND OTHER ACCOUNT RECEIVABLES, NET

This item is detailed as follows:

Description of classes on Trade debtors and other receivables, net	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$
Debtors due to credit operations, net	171,878,710	163,651,643
Other receivables, net	18,796,680	23,770,793
Total current debtors	190,675,390	187,422,436
Non-current receivables	693,696	742,414
Total non-current debtors	693,696	742,414
Total debtors	191,369,086	188,164,850

Balances included within this item, in general, do not accrue interest.

There are no restrictions to the provisions for this type of accounts receivable.

It is important to note that the Company has dealers to sell its products through the export markets. The company doesn’t have clients that represent 10% or more than the consolidated revenues from exports during 2018 and 2017; the five most significant clients in relation to total revenues represented 16.2% and 17% in 2018 and 2017, respectively.

The Company has signed agreements with the bigger portion of its dealers. Generally, these agreements are entered for a two-year period, which are automatically renewable. Besides, the Company’s strategy to increase its sales in the most significant export markets depends significantly on the Company’s dealer’s behavior.

Other receivables, current, net, is mainly comprised by bank current accounts and staff accounts receivables.

The impairment analysis of trade debtors is as follows:

	December 2018			December 2017
Portfolio tranche	Portfolio customer number	ThCh$ Gross	ThCh$ prov.	Portfolio customer number	ThCh$ Gross	ThCh$ prov.
Current	5,332	164,252,702	—	6,682	157,287,254	—
1 and 30 days	3,181	13,736,525	(10,246)	2,937	19,541,545	—
31 and 60 days	939	5,472,968	(29,400)	901	5,555,253	—
61 and 90 days	442	1,837,574	(51,978)	260	2,596,562	—
91 and 120 days	218	1,291,618	(36,470)	153	813,687	(86,184)
121 and 150 days	116	1,398,993	(25,589)	132	191,547	(68)
151 and 180 days	90	167,493	(16,399)	87	167,496	(127)
181 and 210 days	68	212,227	(11,580)	44	126,933	(27,032)
211 and 250 days	52	290,057	(3,824)	36	68,030	(1,083)
over 250 days	531	4,187,869	(1,293,454)	618	3,278,334	(1,347,297)

Total portfolio by tranche	10,969	192,848,026	(1,478,940)	11,850	189,626,641	(1,461,791)
F-61

As of December 31, 2018, 2017 and 2016 the Company´s allowance for doubtful accounts is as follows:

Change in the consolidated allowance for doubtful accounts	ThCh$
Opening balance as of January 1, 2016	1,684,102
Constitution of allowance	1,614,358
Write-offs	(1,909,734)
Exchange rate difference	(29,550)
Balance as of December 31, 2016	1,359,176
Opening balance as of January 1, 2017	1,359,176
Constitution of allowance	655,748
Write-offs	(529,252)
Exchange rate difference	(23,881)
Balance as of December 31, 2017	1,461,791
Constitution of allowance	597,592
Write-offs	(576,499)
Exchange rate difference	(3,944)
Balance as of December 31, 2018	1,478,940

The Company calculates the customer´s debts allowance impairment in accordance with the expected credit loss as indicated in Note 2.6.1.

For the following cases the criterion for making an impairment allowance for bad debt will be as follows:

	Allowance %
Reason	Uninsured customer	Insured customer
Death	100%	10%
Fraud and/or scam to other companies	100%	10%
Change of address, non-locatable	100%	10%
Insolvency	100%	10%

Rejected receivables as of December 31, 2018, corresponds to 60 customers totaling ThCh$ 109,698, while as of December 31, 2017, these amounted to 67 customers in the amount of ThCh$ 100,093. Respect of notes receivable held in legal collection as of December 31, 2018, these correspond to 132 customers with a total of ThCh$ 70,733, while at December 31, 2017, this figure reached 68 customers in the amount of ThCh$102,857.

The portfolio as of December 31, 2018 amounted to ThCh$192,848,026 which represents a total of 10,969 customers from which none of them has refinanced their debts

	UNINSURED PORTFOLIO				INSURED PORTFOLIO
Delinquency tranche	No. Customers renegotiated portfolio	Amount non- renegotiated portfolio gross	No. Customers renegotiated portfolio	Amount non- renegotiated portfolio gross	No. Customers non-renegotiated portfolio	Amount non- renegotiated portfolio gross	No. Customers renegotiated portfolio	Amount renegotiated portfolio gross	Total amount gross portfolio
Current	5,332	164,252,702	—	—	—	—	—	—	164,252,702
1-30 days	3,181	13,736,525	—	—	—	—	—	—	13,736,525
31-60 days	939	5,472,968	—	—	—	—	—	—	5,472,968
61-90 days	442	1,837,574	—	—	—	—	—	—	1,837,574
91-120 days	218	1,291,618	—	—	—	—	—	—	1,291,618
121-150 days	116	1,398,993	—	—	—	—	—	—	1,398,993
151-180 days	90	167,493	—	—	—	—	—	—	167,493
181-210 days	68	212,227	—	—	—	—	—	—	212,227
211- 250 days	52	290,057	—	—	—	—	—	—	290,057
> 250 days	531	4,187,869	—	—	—	—	—	—	4,187,869
Total	10,969	192,848,026	—	—	—	—	—	—	192,848,026

The portfolio as of December 31, 2017 amounted to ThCh$189,626,641 which represents a total of 11,850 customers from which none of them has refinanced their debts.

	UNINSURED PORTFOLIO				INSURED PORTFOLIO
Delinquency tranche	No. Customers renegotiated portfolio	Amount non- renegotiated portfolio gross	No. Customers renegotiated portfolio	Amount non- renegotiated portfolio gross	No. Customers non-renegotiated portfolio	Amount non- renegotiated portfolio gross	No. Customers renegotiated portfolio	Amount renegotiated portfolio gross	Total amount gross portfolio
Current	6,682	157,287,254	—	—	—	—	—	—	157,287,254
1-30 days	2,937	19,541,545	—	—	—	—	—	—	19,541,545
31-60 days	901	5,555,253	—	—	—	—	—	—	5,555,253
61-90 days	260	2,596,562	—	—	—	—	—	—	2,596,562
91-120 days	153	813,687	—	—	—	—	—	—	813,687
121-150 days	132	191,547	—	—	—	—	—	—	191,547
151-180 days	87	167,496	—	—	—	—	—	—	167,496
181-210 days	44	126,933	—	—	—	—	—	—	126,933
211- 250 days	36	68,030	—	—	—	—	—	—	68,030
> 250 days	618	3,278,334	—	—	—	—	—	—	3,278,334
Total	11,850	189,626,641	—	—	—	—	—	—	189,626,641
F-63

NOTE 9. TRANSACTIONS WITH RELATED PARTIES

9.1	Related Party Disclosures

Balances outstanding at period-end are not secured and are settled in cash. There are no guarantees granted or received for accounts receivable from or payable to related parties. As of December 31, 2018 and 2017, the Group has not recorded any material impairment of accounts receivable related to amounts owed by related parties. This evaluation is performed on an annual basis through an analysis of the related party’s financial position in the market in which the related party operates.

9.2	Controlling Group

The Controlling Group has the 39.17% of direct and indirect control of Viña Concha y Toro S.A. and subsidiaries.

Here below it is shown the legal persons that compose the Controlling Group, showing as “Others” those than have less than a 1% of control:

Inversiones Totihue S.A.	11.73%
Rentas Santa Bárbara S.A.	11.42%
Inversiones Quivolgo S.A.	4.38%
Inversiones GDF S.A.	3.21%
Inversiones La Gloria Ltda.	2.28%
Other	6.15%

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

Managers and main executives are involved with an annual bonds plan through participation on incomes and goals achievements. The global remuneration of the Company’s main executives is as follows:

	From January 1	From January 1
Senior management remuneration	to December 31, 2018	to December 31, 2017
	ThCh$	ThCh$
Short-term employee benefits	6,562,202	21,876,904
Contract termination benefit	—	345,466
Total	6,562,202	22,222,370

9.5	Account receivable from related companies, current
Related party Tax ID No.	Related party name	Relationship	Type of currency	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$
96.512.200-1	Viñedos Emiliana S.A.	By director	Chilean peso	57,265	178,005
96.824.300-4	Viña Almaviva S.A.	Associate	Chilean peso	275,306	65,795
96.512.190-0	Fruticola Viconto S.A.	By director	Chilean peso	1,196	2,391
45-2968791	Excelsior Wine Company (1)	Associate	US dollar	—	8,642,503
0-E	VCT Japón	Associate	US dollar	67,035	53,434
0-E	Escalade Wines & Spirits	Associate	Canadian dollar	2,089,772	2,327,988
78.968.020-5	Sociedad. Agricola. Santa María Ltda.	By manager	Chilean peso	—	49,869
76.120.010-0	Soc. Comercial y Promotora La Uva Ltda.	By director	Chilean peso	—	220
76.519.803-8	Beer Garden Bellavista SPA	Associate	Chilean peso	90,403	314
76.098.247-4	Inversiones Galilea	Subsidiary shareholder	Chilean peso	351	59,165
Total				2,581,328	11,379,684

(1) On July 2, 2018, this company was fully acquired and now is an indirect subsidiary of Viña Concha y Toro S.A.

9.6	Current payables due to related parties
Related party Tax ID No.	Related party name	Relationship	Type of currency	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$
96.512.200-1	Viñedos Emiliana S.A.	By director	Chilean peso	904,622	1,172,595
90.950.000-1	Industria Corchera S.A.	Associate	Chilean peso	2,264,950	2,081,751
45-2968791	Excelsior Wine Company	Associate	US dollar	—	1,040,829
86.673.700-2	Agricolas Los Alamos Ltda.	By manager	Chilean peso	141,864	—
96.824.300-4	Viña Almaviva S.A.	Associate	Chilean peso	7,411	124,611
99.562.040-5	Los Boldos de Tapihue S.A.	By manager	Chilean peso	170,353	—
72.754.700-2	Fundación Instituto Profesional DUOC UC	By director	Chilean peso	—	989
76.088.641-6	Agricolas Las Pircas Ltda	By manager	Chilean peso	16,714	—
96.931.870-9	Viveros Guillaume Chile S.A.	By director	Chilean peso	292,515	286,253
76.021.221-0	Agricola Gabriela Ltda.	By director	Chilean peso	10,085	411
0-E	Digrans	Subsidiary shareholder	Mexican peso	1,727,916	2,212,603
0-E	Digsmer	Subsidiary shareholder	Mexican peso	—	13,782
76.599.450-0	Inversiones Santa Eliana S.A.	By director	Chilean peso	52,051	—
0-E	Escalade Wines & Spirits	Associate	Canadian dollar	75,209	401,238
78.335.990-1	Comercial Greenvic S.A.	By director	Chilean peso	858	3,460
76.111.422-0	Spumante del Limarí S.A.	By director	Chilean peso	—	3,993
85.630.300-4	ST Computación	By manager	Chilean peso	72,417	11,624
76.120.010-0	Soc. Comercial y Promotora La Uva Ltda.	By director	Chilean peso	—	1,517
78.968.020-5	Sociedad. Agricola. Santa María Ltda.	By manager	Chilean peso	35,393	—
0-E	VCT Japón	Associate	US dollar	914	4,122
76.519.803-8	Beer Garden Bellavista SPA	Associate	Chilean peso	291	179
76.098.247-4	Inversiones Galilea	Subsidiary shareholder	Chilean peso	4,079	1,822
Total				5,777,642	7,361,779

9.7	Non-current payables due to related parties
Related party Tax ID No.	Related party name	Relationship	Type of currency	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$
96.512.200-1	Viñedos Emiliana S.A.	By director	Chilean peso	300,937	292,555
Total				300,937	292,555
F-66

9.8	Detail of transactions with related parties by entity

This note presents transactions with associates and all other significant transactions with related parties, as well as all those operations involving purchases and sales of shares.

The amounts indicated as transactions in the enclosed chart, correspond to trade operations with related companies, which are performed under market conditions regarding price and payment terms.

There are no bad debt estimates which deduct balances receivables or guarantees related to such estimates.

Transactions and balances with the Group´s subsidiaries are eliminated from the consolidation.

				As of December 31, 2018		As of December 31, 2017
Related party Tax ID No.	Relatd party name	Relationship	Nature of the transaction	Transaction ThCh$	Effect in profit or loss ThCh$	Transaction ThCh$	Effect in profit or loss ThCh$
96.512.200-1	Viñedos Emiliana S.A.	By director	Sale of raw material and products	225,055	23,155	61,433	52,220
96.512.200-1	Viñedos Emiliana S.A.	By director	Sale of services and other	86,076	86,076	900,364	765,341
96.512.200-1	Viñedos Emiliana S.A.	By director	Purchase of raw material and products	1,729,869	—	69,140	(4,069)
96.512.200-1	Viñedos Emiliana S.A.	By director	Purchase of services and other	861,845	(861,845)	4,772,302	(208,892)
86.673.700-2	Agrícola Los Alamos Ltda.	By manager	Purchase of raw material and products	764,677	—	—	—
90.950.000-1	Industria Corchera S.A.	Associate	Sale of raw material and products	—	—	115	96
90.950.000-1	Industria Corchera S.A.	Associate	Purchase of raw material and products	5,874,821	—	5,308,213	(46,168)
90.950.000-1	Industria Corchera S.A.	Associate	Purchase of services and other	—	—	2,387,842	(20,768)
96.824.300-4	Viña Almaviva S.A.	Associate	Sale of raw material and products	487,107	402,132	351,187	293,842
96.824.300-4	Viña Almaviva S.A.	Associate	Sale of services and other	2,261	2,261	59,302	49,619
96.824.300-4	Viña Almaviva S.A.	Associate	Purchase of raw material and products	738,932	—	726,788	(22,069)
96.824.300-4	Viña Almaviva S.A.	Associate	Purchase of services and other	29,246	(29,246)	77,815	(2,363)
76.021.221-0	Agricola Gabriela Ltda.	Associate	Purchase of raw materials and products	61,158	—	—	—
76.120.010-0	Soc. Comercial y Promotora La Uva Ltda.	By director	Purchase of services and other	—	—	2,792	(1,275)
96.512.190-0	Frutícola Viconto S.A.	By director	Sale of services and other	12,056	12,056	13,100	12,000
96.512.190-0	Frutícola Viconto S.A.	By director	Purchase of raw material and products	65,826	—	—	—
85.201.700-7	Agrícola Alto Quitralmán Ltda.	By director	Purchase of raw materials and other	1,112,581	—	384
70.017.820-K	Camara de Comercio de Stgo	By director	Purchase of services and other	9,712	(9,712)	27	(27)
45-2968791	Excelsior Wine Company (*)	Associate	Sale of raw materials and products	14,568,625	6,181,772	5,175,628	5,175,640
45-2968791	Excelsior Wine Company (*)	Associate	Purchase of services and other	285,609	(285,609)	717,641	(717,641)
0-E	Digrans	Subsidiary shareholder	Sale of raw materials and products	12,982,789	5,904,677	313,489	312,512
0-E	Digrans	Subsidiary shareholder	Purchase of services and other	—	—	16,034	(16,034)
99.527.300-4	Southern Brewing Company S.A.	Associate	Purchase of raw materials and products	—	—	3,125,732	(81,694)
821482783RT0001	Escalade Wines & Spirits	Associate	Sale of raw materials and products	3,597,207	2,105,514	510,374	507,219
821482783RT0001	Escalade Wines & Spirits	Associate	Purchase of services and other	551,507	(551,507)	659,608	(659,608)
01112-01-017295	VCT Japón	Associate	Sale of raw materials and products	234,647	107,580	96,086	96,086
01112-01-017295	VCT Japón	Associate	Purchase of services and other	2,237	(2,237)	58	(58)
85.630.300-4	ST Computación	By manager	Purchase of services and other	132,541	(132,541)	194,969	(81,292)
78.335.990-1	Comercial Greenvic S.A.	By director	Sale of raw materials and products	479,773	117,902	—	—
78.335.990-1	Comercial Greenvic S.A.	By director	Sale of services and other	240,366	240,366	—	—
78.335.990-1	Comercial Greenvic S.A.	By director	Purchase of raw materials and products	1,796	—	233	(107)
78.335.990-1	Comercial Greenvic S.A.	By director	Purchase of services and other	—	—	6,135	(2,802)
96.931.870-9	Viveros Guillaume	By manager	Purchase of raw materials and products	589,073	—	659,903	(254,077)
76.088.641-6	Agricolas Las Pircas Ltda	Por Director	Purchase Materias Primas y Productos	67,868	—	—	—

(*) Corresponds to movements from January 1 up to the Company’s takeover.

NOTE 10. INVENTORY, NET

As of December 31, 2018 and 2017, inventory is detailed as follows:

Classes of inventory	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$
Wine in bulk (a)	191,359,449	154,421,580
Bottled wines (b)	61,121,747	54,032,816
Semi-elaborared wines	6,287,492	5,945,781
Liquors	2,598,860	4,273,575
Material and Supplies (c)	13,061,424	12,816,687
Other Products (d)	2,960,814	4,242,652
Total inventory, net	277,389,786	235,733,091

(a)	Within “Wine in bulk” is included the non-bottled wine.
(b)	Within bottled wines is included the wine once concluded the bottling process.
(c)	In material and supplies are included all those necessary resources for the wine production.
(d)	In other products are all those inventory not included in the above lines, such as beverages other than wine and merchandising material.

Changes of estimates to obsolescence are as follows:

	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$	As of December 31, 2016 ThCh$
Beginning balance	(1,747,589)	(2,306,166)	(2,481,150)
Estimation of obsolescence	(1,786,299)	(1,339,215)	(1,114,952)
Application of the estimation	1,546,116	1,897,792	1,289,936
Total	(1,987,772)	(1,747,589)	(2,306,166)

From total cost of sale, the amounts corresponding to direct costs are as follows:

	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$	As of December 31, 2016 ThCh$
Direct cost	378,810,873	382,485,664	385,682,789

There is no inventory pledged as collateral for debt compliance.

There is no non-current inventory as of December 31, 2018 and 2017, because it is available for sale to the public once it is produced. The stocks for which technical or elaboration involves a cycle of more than twelve months represent a marginal total.

NOTE 11. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

11.1	Information to be disclosed on investments in subsidiaries
I.	Investments in Chile
i.	On August 3, 2017, the Company Inmobiliaria El Llano SpA was incorporated, which line of business is related to the performance of real estate investments and real estate projects in Chile.
ii.	On November 2, 2017, Viña Concha y Toro S.A. acquired additional ownership in the Company Southern Brewing Company S.A., by virtue of which it reached a 77% ownership in such company. The remaining 23% remains with the original shareholders.
iii.	On September 27, 2018, the name of Viñedos los Robles SpA. was changed to Viña Don Melchor SpA., as its investor fully transferred its shares to Inversiones Concha y Toro SpA.
iv.	The remaining investments in subsidiaries in Chile have no structural variations from that reported at December 31, 2017.
II.	Investments and information on investments in subsidiaries
i.	Valuation of investments in Argentina
a.	The financial statements of the Argentinean companies Trivento Bodegas y Viñedos S.A., Finca Lunlunta S.A. and Finca Austral S.A., in which Viña Concha y Toro S.A. has indirect ownership of 100% are expressed in US$ Dollars, which is the subsidiary’s functional currency.
b.	As on December 31, 2018, there are gains potentially remittable from subsidiaries in Argentina amounting to ARS$297,065,671.
ii.	Valuation of investments in England
a.	The financial statements of the English company Concha y Toro UK Ltd., in which Concha y Toro S.A. own a direct ownership of 99% and indirect of 1%, are expressed in Pound Sterling, which is the functional currency of the subsidiary.
b.	As of December 31, 2018, there are gains potentially remittable from the subsidiary in England amounting to GBP£ 12,966,022.
iii.	Valuation of investments in Brazil
a.	The financial statements of the Company constituted in Brazil, VCT Brazil Importadora y Exportadora Ltda in which Viña Concha y Toro S.A. owns an indirect ownership of 100%, are expressed in Brazilian Real, which is the functional currency of the subsidiary.

b.	As of December 31, 2018, there are gains potentially remittable from the subsidiary in VCT Importadora y Exportadora Ltda. amounting to BRL$40,382,582.
F-69

c.	The Financial Statements of the Brazilian Company VCT Wine Retail Participacoes Ltda., in which Viña Concha y Toro owns an indirect ownership of 100%, are expressed in Brazilian real, which is the Subsidiary´s functional currency.
d.	As of December 31, 2018, there are no gains potentially remittable from the subsidiary VCT Wine Retail Participacoes Ltda..
iv.	Valuation of Investments in Sweden, Finland and Norway
a.	The financial statements of the companies constituted in Sweden, Finland and Norway, in which Viña Concha y Toro S.A. owns indirect ownership by 100%., are expressed in its local currencies, Swedish Crown, Euro and Norway Crown, respectively and represent its functional currencies in each subsidiary. At the same time, the Swedish subsidiary has 100% ownership of the subsidiary in Finland.
b.	As of December 31, 2018, there are potentially remittable gains from these subsidiaries amounting to SEK 50,241,256 in Concha y Toro Sweden AB and subsidiary and NOK 15,380,023 (Norway Crowns) in Concha y Toro Norway AS and subsidiary.
v.	Valuation of investments in Singapore
a.	The financial statements of the company incorporated in Singapore, in which Viña Concha y Toro S.A. has indirect ownership of 100%, are expressed in U.S. dollars, which is the functional currency of the subsidiary. Likewise, the subsidiary in Singapore owns 100% the subsidiary in China and 41% of the subsidiary in Japan.
b.	As of December 31, 2018, there are gains potentially remittable from the subsidiary in Singapore amounting to USD$2,311,086.
vi.	Valuation of investments in the United States
a.	The financial statements of companies incorporated in the United States, in which Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in U.S. Dollars which is the functional currency of the subsidiaries.
b.	In July 2011, VCT USA, Inc together with Banfi Corporation formed a joint venture with a participation by 50% each in the constitution of Excelsior Wine Company, LLC, thus, the distribution of our products is exclusively developed through this new company, a distribution previously developed through Banfi Corporation.
c.	On October 22, 2014, Eagle Peak Estates. LLC was incorporated, which lines of business relates to the trading, fractionation of wine and alcoholic beverages and exports of wine and similar products in the United States.
d.	In July 2018, Fetzer Vineyars acquired the remaining 50% of Excelsior Wine Company. Consequently, Viña Concha y Toro controls 100% of such company. The remaining 50% continue under the control of VCT USA, Inc.
e.	At December 31, 2018, there are potentially remittable profits from subsidiaries in the U.S., amounting to US$41,352,764.
F-70

vii.	Valuation of investments in Mexico
a.	The financial statements of companies incorporated in Mexico, in which Viña Concha y Toro S.A. indirectly holds 100% indirect interest (VCT Mexico S. de RL de CV) and indirect by 51% (VCT & DG Mexico SA de CV), are expressed in Mexican Pesos which is the functional currency of the subsidiaries.
b.	At December 31, 2018, there are potentially remittable gains from subsidiaries in Mexico, amounting to MXN$64,351,431.
viii.	Valuation of investments in Canada
a.	The financial statements of the company Concha y Toro Canada Limited, in which Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in Canadian dollars, which is the functional currency of the subsidiary.
b.	On December 5, 2014, Concha y Toro Canada Ltd together with Charton Hobbs Inc., a company formed in accordance with the Canadian regulations, a joint venture in which participates with a 50% each in the constitution of Escalade Wines & Spirits Inc. with the objective to import, export, sale, manufacture and distribute alcoholic beverages.
c.	As of December 31, 2018, there are potentially remittable gains from the subsidiary Concha y Toro Canada Limited, in the amount of CAD$503,054.
ix.	Valuation of investments in South Africa
a.	The financial statements of the company incorporated in South Africa, in which Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in South African Rand, which is the functional currency of the subsidiary.
b.	As of December 31, 2018, there are potentially remittable gains from the subsidiary in South Africa, amounting to RND$2,795,800.
x.	Valuation of investments in France
a.	The financial statements of the Company Cono Sur France S.A.R.L., in which Viña Concha y Toro S.A. indirectly holds 100% interest, are expressed in Euros, which is the functional currency of the subsidiary.
b.	As of December 31, 2018, there are potentially remittable gains from the subsidiary in France amounting to EUR186,647.
F-71

11.2	Summarized Financial Information of subsidiaries

The Total Summarized Financial Information of subsidiaries which consolidates at the closing date of the related years, before the elimination of intercompany transactions is presented as follows:

As of December 31, 2018
				Asset			Liability
Subsidiaries	Country of incorporation	Functional currency	Ownership %	Current ThCh$	Non- current ThCh$	Total ThCh$	Current ThCh$	Non- current ThCh$	Total ThCh$	Revenue ThCh$	Net income (loss) ThCh$
Comercial Peumo Ltda.	Chile	Chilean peso	100%	34,241,278	2,193,853	36,435,131	32,604,058	3,831,073	36,435,131	112,629,895	8,752,326
Viña Cono Sur S.A.	Chile	Chilean peso	100%	43,945,892	51,806,880	95,752,772	39,423,209	56,329,563	95,752,772	75,955,191	7,397,791
Viña Cono Sur Orgánico SpA	Chile	Chilean peso	100%	995,822	190,915	1,186,737	1,015,410	171,327	1,186,737	1,440,170	(8,981)
Transportes Viconto Ltda.	Chile	Chilean peso	100%	394,676	434,289	828,965	54,832	774,133	828,965	1,226,285	121,339
Sociedad Exportadora y Comercial Viña Maipo SpA	Chile	Chilean peso	100%	10,170,941	24,690,832	34,861,773	6,331,635	28,530,138	34,861,773	24,525,535	7,988,444
Sociedad Exportadora y Comercial Viña Canepa SpA	Chile	Chilean peso	100%	1,417,682	147,382	1,565,064	1,459,975	105,089	1,565,064	2,285,837	494,713
Bodegas y Viñedos Quinta de Maipo SpA	Chile	Chilean peso	100%	3,172,890	28,547,116	31,720,006	2,609,361	29,110,645	31,720,006	3,095,901	8,522,506
Inversiones Concha y Toro SpA	Chile	Chilean peso	100%	12,062,727	122,827,157	134,889,884	65,102,752	69,787,132	134,889,884	—	21,828,670
Inversiones VCT Internacional SpA	Chile	Chilean peso	100%	53,717,433	20,684,313	74,401,746	12,174,882	62,226,864	74,401,746	—	8,512,863
Viña Maycas del Limarí Ltda.	Chile	Chilean peso	100%	2,210,716	10,608	2,221,324	1,295,199	926,125	2,221,324	1,118,678	22,246
Viña Don Melchor SpA	Chile	Chilean peso	100%	411	10,463	10,874	11,532	(658)	10,874	—	(6,928)
Inmobiliaria El Llano SpA	Chile	Chilean peso	100%	1,000	—	1,000	—	1,000	1,000	—	—
Southern Brewing Company S.A	Chile	Chilean peso	77%	1,969,837	10,550,390	12,520,227	3,130,566	9,389,661	12,520,227	5,133,343	624,099
Gan Lu Wine Trading (Shanghai) Co., Ltd.	China	Yuan	100%	975,794	8,843	984,637	537,850	446,787	984,637	2,458,848	(109,938)
VCT Group Of Wineries Asia Pte. Ltd.	Singapure	US dollar	100%	3,472,785	592,558	4,065,343	1,582,100	2,483,243	4,065,343	4,996,348	687,305
Trivento Bodegas y Viñedos S.A. Consolidado	Argentina	US dollar	100%	40,732,209	28,922,884	69,655,093	25,991,507	43,663,586	69,655,093	31,439,023	4,772,041
VCT Brasil Import. y Export. Ltda.	Brazil	Brazilian real	100%	16,360,807	1,844,329	18,205,136	10,803,609	7,401,527	18,205,136	26,439,093	479,573
VCT Wine Retail Participacoes Ltda.	Brazil	Brazilian real	100%	740	—	740	54,214	(53,474)	740	—	(437,463)
Concha y Toro Norway AS	Norway	Norwegian Crown	100%	3,282,296	691,502	3,973,798	2,735,064	1,238,734	3,973,798	3,694,019	508,067
VCT Norway AS	Norway	Norwegian Crown	100%	2,691,006	—	2,691,006	1,999,505	691,501	2,691,006	2,867,888	261,841
Concha y Toro Sweden AB	Sweden	Swedish Crown	100%	6,882,552	1,708,963	8,591,515	4,591,866	3,999,649	8,591,515	15,409,474	1,402,131
Concha y Toro Finland OY	Finland	Euro	100%	4,442,819	—	4,442,819	2,733,856	1,708,963	4,442,819	7,079,300	586,885
Concha y Toro UK Ltd.	UK	Pound Sterling	100%	51,695,915	196,857	51,892,772	40,528,899	11,363,873	51,892,772	124,427,772	2,744,358
VCT USA, Inc.	USA	US dollar	100%	10,650,026	167,376,509	178,026,535	43,804,087	134,222,448	178,026,535	—	11,815,161
Fetzer Vineyards	USA	US dollar	100%	93,097,279	126,975,255	220,072,534	54,182,361	165,890,173	220,072,534	82,536,051	6,262,535
Excelsior Wine Compañy LLC	USA	US dollar	100%	6,131,424	32,202,590	38,334,014	2,280,242	36,053,772	38,334,014	21,109,810	373,657
VCT México, S. de R.L. de C.V.	Mexico	Mexican peso	100%	363,387	2,316,524	2,679,911	83,955	2,595,956	2,679,911	—	659,552
VCT & DG México, S.A. de C.V.	Mexico	Mexican peso	51%	19,527,971	490,367	20,018,338	15,476,136	4,542,202	20,018,338	22,161,136	1,727,905
Concha y Toro Canadá Ltd.	Canada	Canadian dollar	100%	718,141	649,241	1,367,382	703,940	663,442	1,367,382	—	17,047
Concha y Toro Africa & Middle East Proprietary Ltd.	South Africa	South African Rand	100%	267,538	16,351	283,889	134,067	149,822	283,889	233,104	(3,241)
Cono Sur France S.A.R.L.	France	Euro	100%	348,671	1,362	350,033	184,211	165,822	350,033	757,670	(3,770)
F-72

As of December 31, 2017
				Asset			Liability
Subsidiaries	Country of incorporation	Functional currency	Ownership %	Current ThCh$	Non- current ThCh$	Total ThCh$	Current ThCh$	Non- current ThCh$	Total ThCh$	Revenue ThCh$	Net income (loss) ThCh$
Comercial Peumo Ltda.	Chile	Chilean peso	100%	41,038,770	2,505,258	43,544,028	40,618,781	2,925,247	43,544,028	123,199,171	2,565,909
Viña Cono Sur S.A.	Chile	Chilean peso	100%	43,747,918	52,146,131	95,894,049	44,735,623	51,158,426	95,894,049	81,306,315	7,261,975
Viña Cono Sur Orgánico SpA	Chile	Chilean peso	100%	2,623,552	154,030	2,777,582	2,624,940	152,642	2,777,582	964,993	(9,590)
Transportes Viconto Ltda.	Chile	Chilean peso	100%	449,638	453,755	903,393	151,105	752,288	903,393	1,079,015	92,922
Sociedad Exportadora y Comercial Viña Maipo SpA	Chile	Chilean peso	100%	9,727,689	21,863,153	31,590,842	4,780,306	26,810,536	31,590,842	25,588,327	6,356,238
Sociedad Exportadora y Comercial Viña Canepa SpA	Chile	Chilean peso	100%	1,660,330	143,320	1,803,650	1,343,272	460,378	1,803,650	2,976,529	188,558
Bodegas y Viñedos Quinta de Maipo SpA	Chile	Chilean peso	100%	3,695,823	26,832,844	30,528,667	2,533,332	27,995,335	30,528,667	4,750,869	6,738,337
Inversiones Concha y Toro SpA	Chile	Chilean peso	100%	12,104,814	103,119,421	115,224,235	59,041,111	56,183,124	115,224,235	—	11,924,421
Inversiones VCT Internacional SpA	Chile	Chilean peso	100%	48,134,998	17,556,544	65,691,542	12,371,360	53,320,182	65,691,542	—	(2,134,502)
Viña Maycas del Limarí Ltda.	Chile	Chilean peso	100%	2,674,999	4,062	2,679,061	1,775,187	903,874	2,679,061	2,149,651	60,912
Viñedos Los Robles SpA	Chile	Chilean peso	100%	449,335	—	449,335	109,416	339,919	449,335	—	(35,792)
Inmobiliaria El Llano SpA	Chile	Chilean peso	100%	1,000	—	1,000	—	1,000	1,000	—	—
Southern Brewing Company S.A	Chile	Chilean peso	77%	1,999,102	9,722,374	11,721,476	3,809,732	7,911,744	11,721,476	4,403,610	552,048
Gan Lu Wine Trading (Shanghai) Co., Ltd.	China	Yuan	100%	803,947	8,949	812,896	446,198	366,698	812,896	2,188,484	142,562
VCT Group Of Wineries Asia Pte. Ltd.	Singapure	US dollar	100%	2,244,091	480,772	2,724,863	1,132,403	1,592,460	2,724,863	4,347,510	450,627
Trivento Bodegas y Viñedos S.A. Consolidado	Argentina	US dollar	100%	34,778,664	25,377,299	60,155,963	26,532,416	33,623,547	60,155,963	36,142,975	312,729
VCT Brasil Import. y Export. Ltda.	Brazil	Brazilian real	100%	19,227,497	1,893,382	21,120,879	14,034,012	7,086,867	21,120,879	31,809,644	(535,562)
VCT Wine Retail Participacoes Ltda.	Brazil	Brazilian real	100%	12,676	403,658	416,334	277	416,057	416,334	—	(20,152)
Concha y Toro Norway AS	Norway	Norwegian Crown	100%	3,100,331	401,427	3,501,758	2,534,253	967,505	3,501,758	3,473,455	290,767
VCT Norway AS	Norway	Norwegian Crown	100%	1,923,318	—	1,923,318	1,521,891	401,427	1,923,318	2,781,103	169,588
Concha y Toro Sweden AB	Sweden	Swedish Crown	100%	6,895,468	1,237,224	8,132,692	5,290,859	2,841,833	8,132,692	16,298,395	657,821
Concha y Toro Finland OY	Finland	Euro	100%	3,955,855	—	3,955,855	2,718,631	1,237,224	3,955,855	7,295,796	470,425
Concha y Toro UK Ltd.	UK	Pound Sterling	100%	41,965,547	211,329	42,176,876	33,975,384	8,201,492	42,176,876	112,401,383	1,551,564
VCT USA, Inc.	USA	US dollar	100%	311,489	134,974,550	135,286,039	49,589,745	85,696,294	135,286,039	—	4,399,001
Fetzer Vineyards	USA	US dollar	100%	70,912,581	88,197,086	159,109,667	19,118,840	139,990,827	159,109,667	75,389,714	5,616,118
VCT México, S. de R.L. de C.V.	Mexico	Mexican peso	100%	254,460	1,507,899	1,762,359	55,660	1,706,699	1,762,359	—	141,810
VCT & DG México, S.A. de C.V.	Mexico	Mexican peso	51%	14,380,124	492,775	14,872,899	11,916,235	2,956,664	14,872,899	18,021,338	797,095
Concha y Toro Canadá Ltd.	Canada	Canadian dollar	100%	859,387	600,207	1,459,594	832,636	626,958	1,459,594	—	129,780
Concha y Toro Africa & Middle East Proprietary Ltd.	South Africa	South African Rand	100%	227,211	5,566	232,777	73,858	158,919	232,777	328,027	22,974
Cono Sur France S.A.R.L.	France	Euro	100%	12,676	403,658	416,334	277	416,057	416,334	839,086	72,935
F-73

11.3	Investments in associates

A detail of the main investments in associates accounted for using the equity method is presented as follows:

Summarized financial statements of associates as of December 31, 2018:

	As of December 31, 2018
	Asset		Liability		Equity	Revenue	Profit (loss)
Associates	Current ThCh$	Non-current ThCh$	Corriente ThCh$	No Corriente ThCh$	ThCh$	ThCh$	ThCh$
Viña Almaviva S.A.	15,981,053	15,534,607	1,808,130	1,258,757	28,448,773	12,586,979	4,444,613
Innovacion Tecnológica Vitivinicola S.A.	38,620	—	1,935	—	36,685	8,050	1,106
Industria Corchera S.A.	14,241,511	2,642,179	6,925,647	—	9,958,043	14,138,079	455,694
Excelsior Wine Company	—	—	—	—	—	32,495,986	387,128
VCT Japan Company	964,049	4,956	649,706	—	319,299	1,964,379	4,560
Escalade W&S	3,634,513	1,344,250	2,407,980	1,274,077	1,296,706	5,455,404	61,639
Beer Garden Bellavista S.p.A.	207,473	873,827	723,849	115,374	242,077	2,005,771	88,391
Total	35,067,219	20,399,819	12,517,247	2,648,208	40,301,583	68,654,648	5,443,131

Summarized financial statements of associates as of December 31, 2017:

	As of December 31, 2017
	Asset		Liability		Equity	Revenue	Profit (loss)
Associates	Current ThCh$	Non-current ThCh$	Corriente ThCh$	No Corriente ThCh$	ThCh$	ThCh$	ThCh$
Viña Almaviva S.A.	14,941,923	15,246,538	3,218,557	904,174	26,065,730	9,981,785	3,920,528
Innovacion Tecnológica Vitivinicola S.A.	92,881	—	65,010	—	27,871	—	—
Industria Corchera S.A.	10,959,250	2,541,502	3,816,265	—	9,684,487	16,036,230	602,180
Southern Brewing Company S.A.	1,999,102	15,572,990	2,593,184	1,747,990	13,230,918	4,403,610	442,593
Excelsior Wine Company	16,426,703	—	12,585,675	132,711	3,708,317	55,297,272	870,579
Alpha Cave / Latour	1,624,103	570,775	3,410,033	107,974	(1,323,129)	1,078,436	(279,211)
VCT Japan Company	905,939	3,895	676,888	—	232,946	1,653,033	(16,605)
Escalade W&S	2,746,987	1,461,040	1,461,659	1,548,261	1,198,107	5,274,441	191,189
Beer Garden Bellavista S.p.A.	76,287	1,427,159	256,280	36,000	1,211,166	1,084,313	113,415
Total	49,773,175	36,823,899	28,083,551	4,477,110	54,036,413	94,809,120	5,844,668

Summarized financial statements of associates as of December 31, 2016:

	As of December 31, 2016
	Asset		Liability		Equity	Revenue	Profit (loss)
Associates	Current ThCh$	Non-current ThCh$	Corriente ThCh$	No Corriente ThCh$	ThCh$	ThCh$	ThCh$
Viña Almaviva S.A.	14,599,838	14,957,260	4,584,503	1,001,852	23,970,743	8,976,072	3,461,647
Innovacion Tecnológica Vitivinicola S.A.	92,881	—	65,010	—	27,871	—	—
Industria Corchera S.A.	13,658,912	4,016,480	8,635,847	15,520	9,024,025	14,583,429	117,306
Southern Brewing Company S.A.	1,824,493	7,484,001	2,424,698	1,245,530	5,638,266	3,224,077	411,604
Excelsior Wine Company	20,866,607	—	15,007,478	400,316	5,458,813	74,446,666	4,771,456
Alpha Cave	1,297,420	601,387	2,391,551	30,873	(523,617)	275,027	(418,706)
VCT Japan Company	753,778	5,394	485,225	—	273,947	1,026,889	(73,978)
Escalade W&S	3,115,346	1,187,894	2,055,092	1,243,612	1,004,536	4,171,305	153,585
Total	56,209,275	28,252,416	35,649,404	3,937,703	44,874,584	106,703,465	8,422,914
F-74

The interest of Viña Concha y Toro in its associates as of December 31, 2018 and 2017, is as follows:

		Investment amount		Share of gain (loss) for the year
Tax ID No.	Company	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$	Country of incorporation	Functional currency	Ownership percentage	Main activities of the companies
96.824.300-4	Viña Almaviva S.A. (a)	13,582,197	12,390,675	2,222,307	1,960,264	Chile	Chilean peso	50.000%	Production and commercialization of chateau premium wine, mainly for export
90.950.000-1	Industria Corchera S.A. (b)	5,998,538	5,861,861	227,678	300,867	Chile	Chilean peso	49.987%	Production, elaboration and import and distribution and commercialization of corks and caps for the vineyard market in Chile and abroad.
76.571.080-4	Innovacion Tecnológica Vitivinicola S.A. (c)	5,774	4,212	174	—	Chile	Chilean peso	15.740%	Experimental research and development
45-2968791	Excelsior Wine Company (d)	—	1,854,159	193,564	435,290	USA	USD	50.000%	Import, sale and distribution of wines and liquors
76.240.720-5	Southern Brewing Company S.A (e)	—	—	—	216,871	Chile	Chilean peso	77.000%	Elaboration of malted drinks and beers
0-E	Alpha Cave (f)	—	403,658	(864)	(97,724)	Brazil	BRL	35.000%	Retail sales of wine in Brazil
0-E	VCT Japan Company (g)	130,913	95,508	1,870	(6,808)	Japan	JPY	41.000%	Export and import of wines and general distribution.
0-E	Escalade W&S (h)	648,668	599,053	30,820	95,595	Canada	CAD	50.000%	Export and import of wines and general distribution.
76.519.803-8	Beer Garden Bellavista S.p.A. (i)	896,849	610,583	30,937	56,708	Chile	Chilean peso	35.000%	Bar Restaurant
Total		21,262,939	21,819,709	2,706,486	2,961,063

The associated companies do not have contingent liabilities that could reduce the profit or increase the loss presented.

(a)	Investment in Viña Almaviva S.A. is presented net of a deduction of 50% from unrealized profits generated in the sale transaction of a land in 2001 to Viña Almaviva S.A.; as this is an unrealized gain for Concha y Toro S.A. The amount of the deduction is ThCh$ 642,190. The realization of this gain will be recognized once the property is disposed of to a third party other than the group. In 2018, profit or loss records a negative balance of ThCh$115,093 related to interest in profit or loss as of December 2017. Likewise, for the same period, as of December 31, 2018, unrealized profit amounted to ThCh$12,770, and as of December 31, 2017, amounted to ThCh$146,780.

(b)	Includes goodwill equivalent to ThCh$ 1,023,201, Industria Corchera presented net, as indicated note 2.10.1. In the interest is deducted an unrealized gain of ThCh$ 3,575 as of December 31, 2018 and ThCh $ 32,290 corresponding to December 31, 2017.

(c)	It has been considered to have significant influence in this associate, because there is a representation on the board of that company. A profit of Ch$1,562 have been recognized for profit or loss from 2012 through 2017.

(d)	From July 2018, the ownership on equity of Excelsior Wine Company is 100%, VCT USA maintained its interest of 50% and Fetzer acquired the remaining 50%, thus becoming a subsidiary of Viña Concha y Toro. Therefore, from this date, it will be disclosed in Note 11.2 Summarized financial information on subsidiaries. In profit or loss for 2018, a positive balance of ThCh$36,475 is included, corresponding to 2017 but reported in 2018, as well as negative translation differences of ThCh$22,634

(e)	Since November 2017, the investment on the interest of Southern Brewing Company S.A. increased from 49% to 77%, thus becoming a subsidiary of Viña Concha y Toro. Therefore, for this date, it will be disclosed in Note 11.2 Summarized financial information on subsidiaries. The ownership presents the investment corresponding to profit or loss for November and December 2017, deducting the unrealized gain for the period of ThCh$3,400, as well as the negative equity value for 2016 of ThCh$35,131.

(f)	From December 2018, 100% of the goodwill of Alpha Cave is impaired. The value in profit or loss corresponds to the investment in Latour.

(g)	The investment in VCT Japan Company represents 41% of the ownership on its equity. There are positive translation differences of ThCh$1,238.

(h)	The investment in Escalade W&S represents 50% of the ownership on its equity. Profit or loss for 2018 considers a negative balance of ThCh$4,248 related to ownership in profit or loss as December 2017, as well as positive translation differences of ThCh$3,130.

(i)	As of 12.31.2018, the investment in Beer Garden Bellavista S.p.A. corresponds to 35% of the ownership on equity.
F-75

11.4	Goodwill for Investments in Associates:

Industria Corchera S.A.:

The Goodwill as of December 31, 2018 is as follows:

The amount presented corresponds to the investment of 49.9874% of Industria Corchera S.A. which amounts to ThCh$ 1,023,201, showing no impairment.

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

In June 2018, Concha y Toro S.A. sold all its shares in Alpha Cave Comercio de Vinhos S.A.

NOTE 12. GOODWILL

As of December 31, 2018 and 2017, the value of the acquired goodwill is as follows:

Detail	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$
Goodwill Fetzer	27,781,488	24,581,761
Goodwill Southern Brewing Company	6,363,883	6,440,058
Goodwill Excelsior Wine Company	34,883,190	—
Total	69,028,561	31,021,819

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

During the year 2018, Fetzer Vineyards, Inc., contributed to the Company’s consolidated profit or loss with revenue of ThCh$82,536,051 and a net profit of ThCh$6,262,535.

The value of goodwill related to the acquisition of Fetzer is as follows:

Detail	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$
Goodwill Fetzer (at historical cost)	20,549,442	20,549,442
Foreign currency translation differences	7,232,046	4,032,319
Total	27,781,488	24,581,761

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

On November 2, 2017, Viña Concha y Toro acquired an additional 28% of the ownership in Southern Brewing Company S.A.. After this transaction, the Company achieved the ownership of 77% of the shares in the mentioned company, in order to actively participate in the premium local beer segment.

During the year 2018, Southern Brewing Company S.A. contributed to the Company’s consolidated profit or loss with revenue of ThCh$2,501,761 and net profit of ThCh$624,099.

The fair value of net identifiable assets at the time of purchase was the amount of ThCh$6,412,470, generating a goodwill form the acquisition of ThCh$6,363,883.

Goodwill is mainly attributable to the unique skills and talent of Southern Brewing Company S.A.’s workforce and the synergies we expect to achieve by integrating the Company with the Concha y Toro Group.

Business combination performed by stages

In a business combination performed by stages, the acquirer remeasured its previous ownership in the acquiree’s equity at fair value at the date of acquisition and recognized the resulting gain or loss in the consolidated income for the year 2017.

Remeasurement ownership prior to acquisition date	ThCh$
Fair value Southern Brewing Company S.A.	10,942,580
Prior ownership	49.00%
(=) Prior ownership value	5,361,864
(-) Prior ownership carrying amount	(2,876,856)
(=) Profit	2,485,008

This gain was recognized in the statement of income under “Other income”.

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

Costs related to the acquisition

Viña Concha y Toro made no significant disbursements related to the acquisition, because it was managed with the internal structure of the company.

Identifiable assets acquired and liabilities assumed

The following table summarizes the amounts recognized of the acquired assets and liabilities assumed at the acquisition date:

Detail	As of November 2, 2017 ThCh$
Cash and cash equivalents	22,442
Other non-financial assets, current	43,828
Trade and other receivables, current	851,880
Trade receivables due from related parties, current	8,046
Inventories, current	702,237
Current tax assets	101,479
Equity-accounted investees	601,270
Intangible assets other than goodwill	3,518,098
Property, plant and equipment	5,500,578
Deferred tax assets	224,618
Other financial liabilities, current	(1,439,050)
Trade and other payables, current	(515,486)
Other short-term provisions	(232,668)
Current tax liabilities	(151,414)
Provision for employee benefits	(47,492)
Other non-current financial liabilities	(1,762,159)
Deferred tax liabilities	(1,371,908)
Total	6,054,299
F-79

Capital increase in Excelsior

In July 2011, 50% of interest in the company Excelsior Wine Company, LLC (Excelsior) was acquired.

In July 2, 2018, Fetzer Vineyards acquired an additional 50% of the interest in Excelsior, reaching 100% of interest in such company, in order to obtain the exclusive distribution of the Group’s production in the US.

From the date of acquisition up to December 31, Excelsior contributed to the Company’s consolidated profit or loss with revenue of ThCh$20,643,300 and net profit of ThCh$349,570.

The value of goodwill acquired by Excelsior is as follows:

Detail	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$
Goodwill Excelsior (at historical cost)	33,158,535	—
Foreign currency translation differences	1,724,655	—
Total	34,883,190	—

The fair value of net identifiable assets at the moment of acquisition was ThCh$3,250,674, thus generating a goodwill of ThCh$33,158,535 in this acquisition.

The goodwill is attributable mainly to the skills and technical talent of Excelsior’s work force and the synergies expected to be achieved from integrating the company into the Concha y Toro Group business.

Business combination performed by stages

In a business combination performed by stages, the acquirer remeasured its previous ownership in the acquiree’s equity at fair value at the date of acquisition and recognized the resulting gain or loss in the consolidated income for the year 2018.

Remeasurement ownership prior to acquisition date	USD$	ThCh$
Fair value Excelsior	30,400,000	19,815,024
Prior ownership	50.00%	50.00%
(=) Prior ownership value	15,200,000	9,907,512
(-) Prior ownership carrying amount	(3,358,138)	(2,188,868)
(=) Profit	11,841,862	7,718,644

This gain was recognized in the statement of income, under Other income

Application of the fair value

In accordance with in IFRS 3 Business Combinations, the premise of the value used in the application of the accounting standard for the acquisition is its fair value. The fair value is defined as: “Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction on the measurement date.” In order to apply this premise correctly, it has also been considered the intention of the acquirer of whether the assets acquired will be held or disposed of. Consequently, the consideration of the facts and circumstances of the operation is necessary to be able to properly identify and/or classify the assets at a value under the fair value premise. Note that the identification of intangible assets in each individual business combination is based on the facts and circumstances prevailing at the acquisition date.

Costs related to the acquisition

The amount of costs related to the acquisition is ThCh$1,500,622.

Identifiable assets acquired and liabilities assumed

The following table summarizes the amounts recognized of the acquired assets and liabilities assumed at the acquisition date:

Detail	As of July 2, 2018 ThCh$
Cash and cash equivalents	3,819,393
Other non-financial assets, current	506,697
Trade and other receivables, current	6,526,862
Inventories, current	4,401,528
Trade and other payables, current	(5,621,676)
Trade payables due to related parties, current	(1,907,897)
Other short-term provisions	(4,474,233)
Total	3,250,674

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

NOTE 13. INTANGIBLE ASSETS OTHER THAN GOODWILL

13.1	Classes of Intangible Assets

Balances in the different classes of intangible assets are as follows:

	As of December 31,	As of December 31,
	2018	2017
Description of classes of intangible assets	ThCh$	ThCh$

Intangible assets, net	47,719,373	43,426,623
Finite life intangible assets, net	8,074,505	18,083,654
Brands, net	28,810,403	15,533,324
Water rights, net	10,780,405	9,755,585
Easements, net	54,060	54,060

Identifiable intangible assets, net	47,719,373	43,426,623
Patents, trademarks and other rights, net	44,708,061	40,281,203
Computer software, net	3,011,312	3,145,420

Identifiable intangible assets, gross	62,642,536	57,244,405
Patents, trademarks and other rights, gross	48,721,303	43,909,217
Computer software, gross	13,921,233	13,335,188

Accumulated amortization and impairment, intangible assets, total	(14,923,163)	(13,817,782)
Patents, trademarks and other rights	(4,013,242)	(3,628,014)
Computer software	(10,909,921)	(10,189,768)

As of December 31, 2018, the Company has no restrictions on intangible assets and does not maintain acquisition commitments.

The book value of intangible with indefinite useful life was assigned to the cash generating unit (CGU) which corresponds to agricultural land, within the Wines segment. These intangible assets have been tested for impairment, together with agricultural land, i.e. CGUs were assessed, and no impairment was identified.

Changes of intangible as of December 31, 2018 are detailed as follows:

	Patents,	Computer	Identifiable
	trademarks and	software,	intangible assets,
	other rights, net	net	net
Movements in identifiable intangible assets	ThCh$	ThCh$	ThCh$
Opening balance	40,281,203	3,145,420	43,426,623
Changes:
Additions	1,540,842	571,053	2,111,895
Effect of translation in foreign subsidiaries	3,304,129	80,852	3,384,981
Withdrawals	(32,885)	(65,860)	(98,745)
Amortization	(385,228)	(720,153)	(1,105,381)
Total changes	4,426,858	(134,108)	4,292,750
Closing balance as of December 31, 2018	44,708,061	3,011,312	47,719,373

The amount due to amortization amounted to ThCh$ 1,105,381, ThCh$1,108,762 and, ThCh$1,119,655 as of December 31, 2018, 2017 and 2016, respectively, which is reflected in the statement of income included within item “depreciation and amortization”, within the line “administrative expenses” and line “costs of sales” corresponding to the portion which forms part of the inventory cost.

During the year from January to December 2018, no intangible assets have been internally developed.

Changes of intangible as of December 31, 2017 are detailed as follows:

	Patents,	Computer	Identifiable
	trademarks and	software,	intangible assets,
	other rights, net	net	net
Movements in identifiable intangible assets	ThCh$	ThCh$	ThCh$
Opening balance	37,709,777	2,937,938	40,647,715
Changes:
Additions	5,198,154	897,339	6,095,493
Effect of translation in foreign subsidiaries	(1,720,256)	(9,271)	(1,729,527)
Withdrawals	(478,296)	—	(478,296)
Amortization	(428,176)	(680,586)	(1,108,762)
Total changes	2,571,426	207,482	2,778,908
Closing balance as of December 31, 2017	40,281,203	3,145,420	43,426,623

Intangible assets with a finite useful life are amortized on a lineal basis during its useful life, beginning at the moment when these are ready to be used. Those intangibles with indefinite useful lives are not amortized and are subject to the application of an impairment test at least once a year, in conformity with IAS 36.

During the year from January to December 2017, no intangible assets have been internally developed.

NOTE 14. PROPERTY, PLANT AND EQUIPMENT

14.1	Classes of Property, Plant and Equipment, by class

Balances of these items are as follows:

	As of December 31,	As of December 31,
	2018	2017
Description of classes of property, plant and equipment	ThCh$	ThCh$

Property, plant and equipment, net	391,263,749	381,736,948

Work-in-progress	16,891,112	31,308,736
Land	127,649,207	123,638,387
Buildings	30,317,568	30,347,543
Plant and equipment	42,109,318	37,975,042
IT equipment	1,312,619	1,046,806
Fixtures and fittings	80,352,147	70,274,575
Vehicles	2,334,369	2,317,136
Improvements to leased assets	556,274	542,792
Other property, plant and equipment	4,557,703	3,843,732
Plantations	85,183,432	80,442,199

Property, plant and equipment, gross	679,555,227	644,542,521

Work-in-progress	16,891,112	31,308,736
Land	127,649,207	123,638,387
Buildings	60,223,235	58,263,623
Plant and equipment	125,928,265	114,488,966
IT equipment	5,175,377	4,123,479
Fixtures and fittings	196,477,482	176,572,198
Vehicles	6,504,036	6,092,973
Improvements to leased assets	967,348	863,311
Other property, plant and equipment	12,075,985	9,876,424
Plantations	127,663,180	119,314,424

Accumulated depreciation of property, plant and equipment, total	(288,291,478)	(262,805,573)

Buildings	(29,905,667)	(27,916,080)
Plant and equipment	(83,818,947)	(76,513,924)
IT equipment	(3,862,758)	(3,076,673)
Fixtures and fittings	(116,125,335)	(106,297,623)
Vehicles	(4,169,667)	(3,775,837)
Improvements to leased assets	(411,074)	(320,519)
Other property, plant and equipment	(7,518,282)	(6,032,692)
Plantations	(42,479,748)	(38,872,225)
F-84

Changes in Property, Plant and equipment for the periods ended as of December 31, 2018 and 2017 are as follows.

Items- reconciliation of changes in property, plant and equipment, by class	Work-in- progress ThCh$	Land ThCh$	Buildings, net ThCh$	Plant and equipment, net ThCh$	IT equipment, net ThCh$	Fixtures and fittings, net ThCh$	Vehicles, net ThCh$	Improvements to leased assets, net ThCh$	Other property, plant and equipment, net ThCh$	Plantations, net ThCh$	Property, plant and equipment, net ThCh$
Opening balance as of January 1, 2018	31,308,736	123,638,387	30,347,543	37,975,042	1,046,806	70,274,575	2,317,136	542,792	3,843,732	80,442,199	381,736,948
Changes:											—
Additions	8,019,423	1,538,897	76,460	3,899,442	666,160	5,624,973	577,496	—	216,604	8,419,314	29,038,769
4% credit on fixed assets	—	—	—	(7,329)	(963)	(13,429)	(2,628)	—	(1,167)	—	(25,516)
Disposal	—	(5,657)	(40,678)	(41,930)	(2,227)	(28,865)	(4,456)	(1,635)	(23,317)	—	(148,765)
Reclassification of assets for work completion	(22,029,462)	441,420	83,868	6,832,136	31,115	14,386,898	31,502	—	477,583	(255,060)	—
Write-offs	(37,412)	—	(1,689)	(18,714)	(2,150)	(207,949)	(13,846)	—	(1,502)	(520,097)	(803,359)
Depreciation	—	—	(2,035,824)	(7,231,555)	(536,497)	(11,166,331)	(608,650)	(55,537)	(727,648)	(4,392,441)	(26,754,483)
Increase (decrease) in foreign currency exchange (*)	(310,050)	1,904,028	1,887,888	407,885	107,012	1,137,633	30,524	70,654	779,479	1,489,517	7,504,570
Other increase (decrease)	(60,123)	132,132	—	294,341	3,363	344,642	7,291	—	(6,061)	—	715,585

Total changes	(14,417,624)	4,010,820	(29,975)	4,134,276	265,813	10,077,572	17,233	13,482	713,971	4,741,233	9,526,801

Closing balance as of December 31, 2018	16,891,112	127,649,207	30,317,568	42,109,318	1,312,619	80,352,147	2,334,369	556,274	4,557,703	85,183,432	391,263,749

During the year ended December 31, 2018, no acquisition of property, plant and equipment through business combinations have been performed.

Items- reconciliation of changes in property, plant and equipment, by class	Work-in- progress ThCh$	Land ThCh$	Buildings, net ThCh$	Plant and equipment, net ThCh$	IT equipment, net ThCh$	Fixtures and fittings, net ThCh$	Vehicles, net ThCh$	Improvements to leased assets, net ThCh$	Other property, plant and equipment, net ThCh$	Plantations, net ThCh$	Property, plant and equipment, net ThCh$
Opening balance as of January 1, 2017	14,672,138	120,701,487	34,139,045	34,386,663	1,287,666	70,987,225	1,933,184	645,370	4,455,425	78,730,473	361,938,676
Changes:											—
Additions	23,538,520	4,344,017	97,080	7,384,684	278,230	7,187,926	420,999	—	252,400	7,306,285	50,810,141
4% credit on fixed assets	—	—	—	(41,082)	(7)	(6,930)	(54)	—	(766)	—	(48,839)
Disposal	—	(105,087)	—	(140,667)	(462)	(24,533)	(23,968)	(509)	(59,269)	—	(354,495)
Transfers to (from) non-current assets and disposal groups held for sale	—	—	—	(98,093)	—	—	—	—	—	—	(98,093)
Reclassification of assets for work completion	(7,274,247)	—	120,504	4,032,206	88,975	2,791,147	87,719	—	153,696	—	—
Write-offs	—	—	(51,620)	(202,130)	(4,966)	(88,253)	(10,900)	—	(3,067)	(233,067)	(594,003)
Depreciation	—	—	(2,059,678)	(6,173,655)	(505,828)	(10,278,655)	(571,579)	(49,318)	(668,177)	(4,343,827)	(24,650,717)
Increase (decrease) in foreign currency exchange (*)	376,567	(1,302,030)	(1,897,788)	(1,170,126)	(95,824)	(296,110)	481,735	(52,751)	(286,510)	(1,017,665)	(5,260,502)
Other increase (decrease)	(4,242)	—	—	(2,758)	(978)	2,758	—	—	—	—	(5,220)

Total changes	16,636,598	2,936,900	(3,791,502)	3,588,379	(240,860)	(712,650)	383,952	(102,578)	(611,693)	1,711,726	19,798,272

Closing balance as of December 31, 2017	31,308,736	123,638,387	30,347,543	37,975,042	1,046,806	70,274,575	2,317,136	542,792	3,843,732	80,442,199	381,736,948

(*): For currency exchange differences of financial statements of foreign subsidiaries

During the year ended December 31, 2017, no acquisition of property, plant and equipment through business combinations have been performed (see Note 12)

14.2	Additional information

a)	Property, plant and equipment

The Company has not identified any indicators of impairment which represent a loss in value of property, plant and equipment, other than those already recorded and presented in these consolidated financial statements.

b)	Commitments acquired and restrictions on acquisition of property, plant and equipment

As of December 31, 2018, commitments acquired due to acquisitions of property, plant and equipment amounted to ThCh$5,818,599, net (ThCh$4,046,887 as of December 31, 2017).

As of December 31, 2018 and 2017, the Company has restrictions on property, plant and equipment:

•	Prohibition to pledge, levy and dispose of the mortgaged property and its constructions in favor of Banco Security, in relation to lot C arising from the subdivision of the Estate La Venga de Orrego Arriba, and of 10 lt/sec of right of use underground water, both located in the Municipality of Casablanca, that were acquired by the Company via public deed dated January 27, 2015, formalized at the Notary Public of Mr, Eduardo Avello Concha, as well as the wells described in the mentioned deed, amounting to Ch$616,309,080.

•	Prohibition to pledge, levy and dispose of the mortgaged property and its constructions in favor of Banco Security, in relation to plots 1, 4 and 5 arising from the subdivision of the agricultural land Encierro Los Quillayes del Fundo El Mauco o Hijuela Segunda de la Hacienda Curacaví, Province of Melipilla, according to plan registered at the Registry of Documents of 2015 under No.116, which were acquired by the Company from Inmobiliaria e Inversiones el Porvenir Limitada, via public deed dated formalized at the Notary Public of Santiago of Mr. Patricio Raby Benavente in the amount of Ch$200,000,000; such deed is the process of closing and registration.

c)	Grapevines pledged as guarantee.

Grapevines of Viña Concha y Toro S.A. and subsidiaries, either in production or formation stage are not subject to any kind of restrictions, nor have been constituted as guarantees of financial liabilities.

d)	Government Grants

The company in Chile applies to government grants related to the agricultural activity in conformity with Law 18.450 to foster watering and drain.

These grants require certain conditions on its application. The company complies with these in order to obtain its benefits. Grants are issued one time only and are assigned to a specific watering project. During the period ended as of December 31, 2018, government grants received amounted to ThCh$150,555 (ThCh$150,074 as of December 31, 2017 and ThCh$74,508 as of December 31, 2016).

14.3	Assets under finance lease
a)	Finance lease

The net values of finance leases amount to ThCh$474,866 as of December 31, 2018 (ThCh$495,579 as of December 31, 2017).

b)	Obligations for contracts or financial leases

As of December 31, 2018 and 2017, there are no obligations for contracts or finance leases.

14.4	Costs of capitalized interests

Rates and costs for capitalized interests are detailed as follows:

Viña Concha y Toro S.A.

	As of December 31,	As of December 31,
	2018	2017
Cost capitalization rate for capitalized interest, property, plant and equipment	4.55%	4.03%
Amount of costs for capitalized interest, property, plant and equipment, (In ThCh$)	957,921	1,238,154
Total in ThCh$	957,921	1,238,154

Trivento Bodegas y Viñedos S.A.

	As of December 31,	As of December 31,
	2018	2017
Cost capitalization rate for capitalized interest, property, plant and equipment	10.15%	15.41%
Amount of costs for capitalized interest, property, plant and equipment. (In ThCh$)	71,817	56,942
Total in ThCh$	71,817	56,942
F-87

14.5	Distribution of hectares

As of December 31, 2018:

						Total
	Vineyards in	Vineyards in	Total Planted	Land	Fruit trees	Agricultural
	Production	development	Vineyards	Rotation		Area
Chile
Limarí	998	233	1,231	163	—	1,394
Casablanca	367	20	387	—	—	387
Aconcagua	97	—	97	—	—	97
Leyda	130	—	130	—	—	130
Maipo	652	60	712	41	—	753
Cachapoal	1,280	279	1,559	45	—	1,604
Colchagua	2,009	220	2,229	70	—	2,299
Curicó	654	29	683	14	—	697
Maule	2,064	692	2,756	580	—	3,336
Bío - Bío	—	134	134	78	—	212
Total Chile	8,251	1,667	9,918	991	—	10,909
Argentina
Mendoza	1,093	151	1,244	195	—	1,439
Total Argentina	1,093	151	1,244	195	—	1,439
USA
Fetzer	375	87	462	1	3	466
Total USA	375	87	462	1	3	466
Total Holding	9,719	1,905	11,624	1,187	3	12,814

As of December 31, 2017:

						Total
	Vineyards in	Vineyards in	Total Planted	Land	Fruit trees	Agricultural
	Production	development	Vineyards	Rotation		Area
Chile
Limarí	928	161	1,089	223	—	1,312
Casablanca	391	30	421	—	—	421
Aconcagua	97	—	97	—	—	97
Leyda	130	—	130	—	—	130
Maipo	771	73	844	19	—	863
Cachapoal	1,234	296	1,530	70	—	1,600
Colchagua	1,955	248	2,202	102	—	2,304
Curicó	633	61	694	3	—	697
Maule	2,054	656	2,710	546	—	3,256
Bío - Bío	—	—	—	212	—	212
Total Chile	8,193	1,525	9,717	1,175	—	10,892
Argentina
Mendoza	1,117	23	1,140	285	—	1,425
Total Argentina	1,117	23	1,140	285	—	1,425
USA
Fetzer	390	72	462	1	3	466
Total USA	390	72	462	1	3	466
Total Holding	9,700	1,620	11,319	1,461	3	12,783
F-88

The total vineyards planted include certain long-term operating leases that the Company has in the valleys of Casablanca, Maipo, and Colchagua. (Please refer to Note 23).

Company´s total land not usable for plantations such as hills, roads, etc., are not included in the total agricultural area.

NOTE 15. NON-CURRENT ASSETS HELD FOR SALE

As of December 31, 2018 and 2017, non-current assets held for sale are detailed as follows:

	As of December 31,	As of December 31,
	2018	2017
	Current	Current
Non-current assets held for sale	ThCh$	ThCh$
Plant and equipment	31,092	—
Total	31,092	—

In December 2018, the Company agreed a plan to sell a piece of land and warehouse located in the Coquimbo Region, included within the Wine segment. Consequently, the assets previously described are presented as held-for-sale non-current assets. The actions to sell the assets for disposal have already started and the sale is expected to occur during the first semester of 2019.

NOTE 16. BIOLOGICAL ASSETS

Detail of groups of Current Biological Assets

Biological Assets maintained by Viña Concha y Toro S.A. and subsidiaries correspond to agricultural products – grapes.

Reconciliation of changes in Biological Assets:

Reconciliation of changes in Biological Assets	Current
ThCh$
Biological Assets, opening balance as of January 1, 2018	18,949,252
Increases other than those from business combinations, biological assets	37,241,084
Increases (decreases) for exchange differences (net), biological assets	381,002
Other increases (decreases) net	9,115
Decreases due to harvests or collection, biological asset	(35,797,856)
Total Biological Assets as of December 31, 2018	20,782,597
Gross Biological Assets as of December 31, 2018	20,782,597
F-89

Reconciliation of changes in Biological Assets	Current
ThCh$
Biological Assets, opening balance as of January 1, 2017	19,186,291
Increases other than those from business combinations, biological assets	25,859,087
Increases (decreases) for exchange differences (net), biological assets	(242,948)
Other increases (decreases) net	(8,022)
Decreases due to harvests or collection, biological asset	(25,845,156)
Total Biological Assets as of December 31, 2017	18,949,252
Gross Biological Assets as of December 31, 2017	18,949,252

As of December 31, 2018 and 2017, the company has not recorded any impairments of biological assets.

As of December 31, 2018 and 2017, there are no restricted biological assets or pledge to secure any debt.

NOTE 17. OTHER NON-FINANCIAL ASSETS

As of December 31, 2018 and 2017, Other Non-financial assets are detailed as follows:

Non-financial assets	As of December 31, 2018		As of December 31, 2017
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Other prepaid expenses	1,873,012	3,023,425	3,331,553	3,792,595
Prepaid insurance	1,905,474	—	1,394,215	—
Prepaid advertising	1,895,974	—	1,436,479	—
Prepaid leases	342,506	356,411	354,166	435,343
Other	323,799	—	419,176	—
Total	6,340,765	3,379,836	6,935,589	4,227,938
F-90

NOTE 18. FINANCIAL INSTRUMENTS

18.1	Category of Financial Instruments by nature
a)	Fair values, based on categories of financial instruments, compared against the current and non-current book value included in the consolidated statement of financial position are presented as follows:

	As of December 31, 2018
			At amortized cost		At fair value
			Carrying	Informational fair
			amount	value
Classification	Group	Type	ThCh$	ThCh$	ThCh$
Financial assets	Cash and cash equivalents	Balances in Banks	32,984,904	32,984,904	—
		Mutual funds	4,501,433	4,501,433	—
	Trade receivables and other accounts receivable	Current	190,675,390	190,675,390	—
		Non-current	693,696	693,696	—
Other financial assets	Accounts receivable from related entities	Current	2,581,328	2,581,328	—
	Financial assets available for sale	Current shares	—	—	2,532,635
	Financial assets at fair value with change in income	Current derivatives	—	—	169,768
	Hedge assets	Current derivatives	—	—	5,572,951
		Non-current derivatives	—	—	25,741,638
Financial liabilities	Bank loans	Current	109,718,013	109,836,614	—
		Non-current	28,337,933	28,395,199	—
	Obligations with the public	Current	10,651,813	10,617,014	—
		Non-current	147,017,554	152,962,111	—
	Finance lease	Current	80,420	101,633	—
		Non-current	393,106	413,643	—
	Financial liabilities at fair value with change in income	Current derivatives	—	—	948,145
	Hedge liabilities	Current derivatives	—	—	7,823,630
		Non-current derivatives	—	—	15,461,024
Other financial liabilities	Trade and other payable	Current trading creditors	77,866,660	77,866,660	—
		Other current accounts payable	46,466,821	46,466,821	—
	Accounts payable to related entities	Current	5,777,642	5,777,642	—
		Non-current	300,937	300,937	—
F-91

b)	Fair values, based on categories of financial instruments, compared against the current and non-current book value included in the consolidated statement of financial position are presented as follows:

	As of December 31, 2017
			At amortized cost		At fair value
			Carrying	Informational fair
			amount	value
Classification	Group	Type	ThCh$	ThCh$	ThCh$
Financial assets	Cash and cash equivalents	Balances in Banks	21,158,613	21,158,613	—
		Short-term deposits	10,003,733	10,003,733	—
	Trade receivables and other accounts receivable	Current	187,422,436	187,422,436	—
		Non-current	742,414	742,414	—
Other financial assets	Accounts receivable from related entities	Current	11,379,684	11,379,684	—
	Financial assets available for sale	Current shares	—	—	2,425,216
	Financial assets at fair value with change in income	Current derivatives	—	—	7,656
	Hedge assets	Current derivatives	—	—	7,832,335
		Non-current derivatives	—	—	25,591,638
Financial liabilities	Bank loans	Current	113,957,750	114,136,596	—
		Non-current	25,959,595	26,086,278	—
	Obligations with the public	Current	23,144,728	23,622,746	—
		Non-current	98,259,850	93,975,665	—
	Finance lease	Current	37,037	—	—
		Non-current	460,338	—	—
	Financial liabilities at fair value with change in income	Current derivatives	—	—	55,759
	Hedge liabilities	Current derivatives	—	—	3,257,209
		Non-current derivatives	—	—	3,130,342
Other financial liabilities	Trade and other payable	Current trading creditors	76,352,397	76,352,397	—
		Other current accounts payable	44,401,385	44,401,385	—
	Accounts payable to related entities	Current	7,361,779	7,361,779	—
		Non-current	292,555	292,555	—
F-92

18.2	Derivative Instruments

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
a)	Assets and Liabilities by hedging derivative instrument

The balances of financial derivatives qualified as hedge instruments were recognized in the consolidated statement of financial position as assets and liabilities as per the following detail:

		As of December 31, 2018				As of December 31, 2017
Assets and liabilities		Asset		Liability		Asset		Liability
for hedging		Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
derivative instruments	Instrument	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedges:		5,572,951	25,741,638	7,823,630	15,461,024	7,832,335	25,591,638	3,257,209	3,130,342
Cash flows hedges	Swap	3,227,848	15,066,111	1,843,804	9,577,264	2,217,902	7,719,608	797,783	2,928,173
Net investment hedges	Swap	55,695	—	—	837,460	—	3,768,816	2,347,813	—
Fair value hedges	Forward	222,382	—	1,398,590	—	1,726,743	—	69,404	—
Cash flow hedges	Forward	1,910,901	10,675,527	1,430,437	4,351,070	2,951,253	14,103,214	25,240	202,169
Net investment hedges	Forward	156,125	—	3,150,799	695,230	936,437	—	16,969	—
Total		5,572,951	25,741,638	7,823,630	15,461,024	7,832,335	25,591,638	3,257,209	3,130,342
F-93

b)	Assets and liabilities for derivative instruments with changes in fair value through profit or loss (non-hedging)

Derivative operations which are recorded at fair value thorugh profit or loss were recognized in the statement of financial position as assets and liabilities as per the following detail:

		As of December 31, 2018				As of December 31, 2017
Assets and liabilities for derivative		Asset		Liability		Asset		Liability
instruments at fair value with change in		Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Instrument income	Instrument	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-hedge derivative instruments		169,768	—	948,145	—	7,656	—	55,759	—
Derivative instruments	Forward	169,768	—	948,145	—	7,656	—	55,759	—
Total		169,768	—	948,145	—	7,656	—	55,759	—

c)	Other information on instruments

A detail of financial derivatives contracted as of December 31, 2018 and 2017, its fair value and its breakdown by maturity on contractual values is detailed as follows:

	As of December 31, 2018
	Fair value				Contractual values
			Year 2019	Year 2020	Year 2021	Subsequent	Total
Detail per maturity	Instrument	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedges		8,029,935	261,501,681	77,090,530	83,398,097	234,134,625	656,124,933
Cash flow hedges	Swap	6,872,891	26,060,139	12,719,285	10,692,449	87,696,085	137,167,958
Net investment hedge	Swap	(781,765)	12,871,167	—	—	7,237,121	20,108,288
Fair value hedge	Forward	(1,176,208)	76,596,806	—	—	—	76,596,806
Cash flow hedges	Forward	6,804,921	43,799,849	58,149,745	72,705,648	139,201,419	313,856,661
Net investment hedge	Forward	(3,689,904)	102,173,720	6,221,500	—	—	108,395,220
Non-hedge derivatives		(778,377)	8,522,980	—	—	—	8,522,980
Non-hedge derivatives		(778,377)	8,522,980	—	—	—	8,522,980
Total		7,251,558	270,024,661	77,090,530	83,398,097	234,134,625	664,647,913
F-94

		As of December 31, 2017

		Fair value			Contractual values
			Year 2018	Year 2019	Year 2020	Subsequent	Total
Detail per maturity	Instrument	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedges		27,036,422	198,583,592	91,959,668	50,800,120	140,075,730	481,419,110
Cash flow hedges	Swap	6,211,554	21,235,992	22,485,899	10,300,122	38,086,768	92,108,781
Net investment hedge	Swap	1,421,003	5,094,576	11,388,733	—	6,403,588	22,886,897
Fair value hedge	Forward	1,657,339	75,145,307	—	—	—	75,145,307
Cash flow hedges	Forward	16,827,058	63,138,503	58,085,036	40,499,998	95,585,374	257,308,911
Net investment hedge	Forward	919,468	33,969,214	—	—	—	33,969,214
Non-hedge derivatives		(48,103)	3,545,025	—	—	—	3,545,025
Non-hedge derivatives		(48,103)	3,545,025	—	—	—	3,545,025
Total		26,988,319	202,128,617	91,959,668	50,800,120	140,075,730	484,964,135

d)	Cash flow transfer

A detail of cash flows transfers as of December 31, 2018 and 2017 is shown as follows:

	Changes between January 1, 2018 and			Changes between January 1, 2017 and
	December 31, 2018			December 31, 2017
Cash Flow hedges	Forward in ThCh$	Swap in ThCh$	Total in ThCh$	Forward in ThCh$	Swap in ThCh$	Total in ThCh$
Opening balance	16,827,057	6,211,555	23,038,612	10,554,584	6,423,338	16,977,922
Goodwill/negative goodwill of existing contracts, opening balance	(4,348,568)	1,707,796	(2,640,772)	3,220,636	590,047	3,810,683
Valuation of new contracts	(4,522,392)	(1,420,119)	(5,942,511)	7,667,925	67,820	7,735,745
Transfer to profit or loss during the period	(1,151,177)	373,659	(777,518)	(4,616,088)	(869,650)	(5,485,738)
Closing balance	6,804,920	6,872,891	13,677,811	16,827,057	6,211,555	23,038,612
F-95

18.3	Fair value hierarchy

The detail of the fair value of financial instruments recorded at fair value in the consolidated statement of financial position is as follows (Note 2.6.8):

As of December 31, 2018
		Level 1	Level 2	Level 3
Financial instruments measured at fair value	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Fair value hedge derivatives	222,382	—	222,382	—
Cash flow hedge derivatives	30,880,387	—	30,880,387	—
Net investment hedge derivatives	211,820	—	211,820	—
Derivatives not designated as hedge accounting	169,768	—	169,768	—
Financial assets available for sale	2,532,635	2,303,085	—	229,550
Total financial assets	34,016,992	2,303,085	31,484,357	229,550
Financial liabilities
Fair value hedge derivatives	1,398,590	—	1,398,590	—
Cash flow hedge derivatives	17,202,575	—	17,202,575	—
Net investment hedge derivatives	4,683,489	—	4,683,489	—
Derivatives not designated as hedge accounting	948,145	—	948,145	—
Total financial liabilities	24,232,799	—	24,232,799	—

As of December 31, 2017
		Level 1	Level 2	Level 3
Financial instruments measured at fair value	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Fair value hedge derivatives	1,726,743	—	1,726,743	—
Cash flow hedge derivatives	26,991,977	—	26,991,977	—
Net investment hedge derivatives	4,705,253	—	4,705,254	—
Derivatives not designated as hedge accounting	7,656	—	7,656	—
Financial assets available for sale	2,425,216	2,195,667	—	229,549
Total financial assets	35,856,845	2,195,667	33,431,630	229,549
Financial liabilities	—	—	—	—
Fair value hedge derivatives	69,404	—	69,404	—
Cash flow hedge derivatives	3,953,365	—	3,953,365	—
Net investment hedge derivatives	2,364,782	—	2,364,782	—
Derivatives not designated as hedge accounting	55,759	—	55,759	—
Total financial liabilities	6,443,310	—	6,443,310	—
F-96

NOTE 19. OTHER FINANCIAL LIABILITIES

As of December 31, 2018 and 2017, other financial liabilities are detailed as follows:

	Current		Non-current
	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2018	2017	2018	2017
Not guaranteed	ThCh$	ThCh$	ThCh$	ThCh$
Loans from financial institutions	109,718,013	113,957,750	28,337,933	25,959,595
Bonds payable and promissory notes	10,651,813	23,144,728	147,017,554	98,259,850
Finance lease	80,420	37,037	393,106	460,338
Hedge derivatives (*)	7,823,630	3,257,209	15,461,024	3,130,342
Non-hedge derivatives (**)	948,145	55,759	—	—
Total	129,222,021	140,452,483	191,209,617	127,810,125

(*) Please refer to Note 18.1

(**) Please refer to Note 20

F-97

a)	Loans from financial entities (non-derivatives), current as of December 31, 2018

										Maturity
											More than 90
Debtor		Debtor	Tax ID No. of		Creditor	Currency or	Type of	Effective	Nominal	Up to 90 days	days to 1 year	Total
taxpayer ID	Name of debtor	country	creditor entity	Creditor name	country	adjustment unit	amortization	rate	rate	ThCh$	ThCh$	ThCh$
99.527.300-4	Southern Brewing Company S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Chilean peso	At maturity	5.31%	5.31%	125,259	240,605	365,864
99.527.300-4	Southern Brewing Company S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	Chilean peso	At maturity	4.88%	4.88%	285,278	899,571	1,184,849
99.527.300-4	Southern Brewing Company S.A.	Chile	97.006.000-6	Banco de credito e inversiones	Chile	Chilean peso	At maturity	3.96%	3.96%	136,778	—	136,778
99.527.300-4	Southern Brewing Company S.A.	Chile	97.053.000-2	Banco Security S.A.	Chile	Chilean peso	Monthly	5.99%	5.99%	5,814	17,965	23,779
99.527.300-4	Southern Brewing Company S.A.	Chile	97.053.000-2	Banco Security S.A.	Chile	UF	Monthly	4.65%	4.65%	12,432	41,679	54,111
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	US Dollar	At maturity	2.19%	2.19%	16,387,559	—	16,387,559
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.951.000-4	HSBC Banck Chile	Chile	US Dollar	At maturity	1.90%	1.90%	7,098,774	—	7,098,774
86.326.300-K	Viña Cono Sur S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Chilean peso	At maturity	3.17%	3.17%	3,688,387	—	3,688,387
86.326.300-K	Viña Cono Sur S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	US Dollar	At maturity	2.91%	2.91%	2,841,755	—	2,841,755
86.326.300-K	Viña Cono Sur S.A.	Chile	97.032.000-0	Banco BBVA Chile	Chile	Chilean peso	At maturity	3.31%	3.31%	228,022	10,000,000	10,228,022
0-E	Fetzer Vineyards, Inc.	USA	97.030.000-7	Banco del Estado de Chile	USA	US Dollar	Semiannual	3.12%	3.12%	—	6,954,625	6,954,625
0-E	Trivento B. y Viñedos S.A.	Argentina	0-E	Banco Credicoop	Argentina	US Dollar	Quarterly	2.75%	2.75%	3,706	3,473,850	3,477,556
0-E	Trivento B. y Viñedos S.A.	Argentina	0-E	Banco San Juan	Argentina	Argentine peso	Quarterly	17.00%	17.00%	38,657	121,825	160,482
0-E	Trivento B. y Viñedos S.A.	Argentina	97.032.000-0	Banco BBVA Chile	Argentina	US Dollar	At maturity	2.60%	2.60%	3,633,103	2,463,967	6,097,070
0-E	Trivento B. y Viñedos S.A.	Argentina	97.080.000-K	BANCO BICE	Argentina	US Dollar	At maturity	2.15%	2.15%	1,049,828	—	1,049,828
0-E	VCT & DG México S.A.	Mexico	0-E	Banco Banamex	Mexico	Mexican peso	At maturity	9.75%	10.50%	2,647,500	—	2,647,500
0-E	VCT Brasil Imp. Y Export. Ltda.	Brasil	0-E	Banco Citibank Brasil	Brasil	Brazilian Real	At maturity	10.12%	10.12%	—	913,853	913,853
0-E	VCT Brasil Imp. Y Export. Ltda.	Brasil	0-E	Banco Itaú Brasil	Brasil	Brazilian Real	At maturity	13.89%	11.00%	—	3,702,809	3,702,809
0-E	VCT USA, Inc.	USA	0-E	Banco del Estado de Chile, New York Branch	USA	US Dollar	At maturity	2.68%	3.10%	25,074,502	4,168,620	29,243,122
0-E	VCT USA, Inc.	USA	0-E	Banco BCI Miami	USA	US Dollar	At maturity	2.89%	2.89%	86,967	13,374,323	13,461,290
Balances to date										63,344,321	46,373,692	109,718,013
F-98

b)	Loans from financial entities (non-derivatives), non-current as of December 31, 2018.

										Maturities
														More
Debtor		Debtor	Creditor		Creditor	Currency or	Type of	Effective	Nominal	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	than 5 years	Total
taxpayer ID	Name of debtor	country	taxpayer ID	Creditor name	country	adjustment unit	amortization	rate	rate	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
99.527.300-4	Southern Brewing Company S.A.	Chile	97.053.000-2	Banco Security S.A.	Chile	Chilean peso	Monthly	7.32%	7.32%	25,582	27,570	29,688	31,967	1,428	116,235
99.527.300-4	Southern Brewing Company S.A.	Chile	97.053.000-2	Banco Security S.A.	Chile	UF	At maturity	3.88%	3.88%	192,411	—	—	—	—	192,411
99.527.300-4	Southern Brewing Company S.A.	Chile	97.053.000-2	Banco Security S.A.	Chile	UF	Monthly	4.27%	4.27%	55,572	73,261	74,868	74,869	230,846	509,416
0-E	Trivento B. y Viñedos S.A.	Argentina	0-E	Banco San Juan	Argentina	Argentine peso	Quarterly	17.00%	17.00%	155,052	95,096	—	—	—	250,148
0-E	VCT USA, Inc.	EE.UU.	0-E	Banco del Estado de Chile, New	USA	US dollar	At maturity	2.52%	0.03%	27,269,723	—	—	—	—	27,269,723
Balances to date										27,698,340	195,927	104,556	106,836	232,274	28,337,933

c)	Loans from financial entities (non-derivatives), current as of December 31, 2017.

										Maturity
											More than 90
										Up to 90	days to 1
Debtor		Debtor	Tax ID No. of		Creditor	Currency or	Type of	Effective	Nominal	days	year	Total
taxpayer ID	Name of debtor	country	creditor entity	Creditor name	country	adjustment unit	amortization	rate	rate	ThCh$	ThCh$	ThCh$
99.527.300-4	Southern Brewing Company S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Chilean peso	At maturity	5.50%	5.50%	50,552	—	50,552
99.527.300-4	Southern Brewing Company S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	Chilean peso	At maturity	4.62%	4.62%	981,479	—	981,479
99.527.300-4	Southern Brewing Company S.A.	Chile	97.053.000-2	Banco Security S.A.	Chile	Chilean peso	At maturity	6.52%	6.52%	150,510	—	150,510
99.527.300-4	Southern Brewing Company S.A.	Chile	97.053.000-2	Banco Security S.A.	Chile	UF	At maturity	4.17%	4.17%	4,742	—	4,742
99.527.300-4	Southern Brewing Company S.A.	Chile	99.500.410-0	Banco Consorcio	Chile	Chilean peso	At maturity	5.46%	5.46%	218,647	—	218,647
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Chilean peso	At maturity	3.16%	3.16%	105,759	5,000,000	5,105,759
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.006.000-6	Banco de Credito e Inversiones	Chile	Chilean peso	At maturity	3.02%	3.02%	83,469	5,000,000	5,083,469
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	US Dollar	At maturity	1.83%	1.83%	174,216	12,295,000	12,469,216
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Netherlands	Chilean peso	Semiannual	5.61%	5.28%	702,808	—	702,808
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.032.000-0	Banco BBVA Chile	Chile	US Dollar	At maturity	1.65%	1.65%	69,877	6,147,500	6,217,377
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.951.000-4	HSBC Banck Chile	Chile	US Dollar	At maturity	1.90%	1.90%	15,249	—	15,249
86.326.300-K	Viña Cono Sur S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	US Dollar	At maturity	1.60%	1.60%	6,223,872	—	6,223,872
86.326.300-K	Viña Cono Sur S.A.	Chile	97.032.000-0	Banco BBVA Chile	Chile	Chilean peso	At maturity	3.09%	3.09%	10,003,433	—	10,003,433
0-E	Fetzer Vineyards, Inc.	USA	97.030.000-7	Banco del Estado de Chile	Chile	US Dollar	At maturity	2.06%	2.06%	7,037	6,454,875	6,461,912
0-E	Trivento B. y Viñedos S.A.	Argentina	0-E	Banco BBVA Argentina	Argentina	US Dollar	At maturity	1.56%	1.56%	1,291,331	1,789,200	3,080,531
0-E	Trivento B. y Viñedos S.A.	Argentina	0-E	Banco BBVA Argentina	Argentina	Argentine peso	Annual	21.80%	21.80%	581,325	—	581,325
0-E	Trivento B. y Viñedos S.A.	Argentina	0-E	Banco Citibank S.A	Argentina	Argentine peso	At maturity	30.00%	30.00%	187	—	187
0-E	Trivento B. y Viñedos S.A.	Argentina	0-E	Banco Credicoop	Argentina	US Dollar	At maturity	1.85%	1.85%	984,861	922,605	1,907,466
0-E	Trivento B. y Viñedos S.A.	Argentina	0-E	Banco Credicoop	Argentina	Argentine peso	Semiannual	27.30%	27.30%	3,395	168,118	171,513
0-E	Trivento B. y Viñedos S.A.	Argentina	0-E	Banco de la Nación Argentina	Argentina	Argentine peso	Annual	19.00%	19.00%	—	1,363,310	1,363,310
0-E	Trivento B. y Viñedos S.A.	Argentina	0-E	Banco Francés	Argentina	Argentine peso	At maturity	30.00%	30.00%	201,302	—	201,302
0-E	Trivento B. y Viñedos S.A.	Argentina	0-E	Banco Macro	Argentina	Argentine peso	At maturity	35.00%	35.00%	5,028	—	5,028
0-E	Trivento B. y Viñedos S.A.	Argentina	0-E	Banco San Juan	Argentina	Argentine peso	At maturity	30.00%	30.00%	1,423	—	1,423
0-E	Trivento B. y Viñedos S.A.	Argentina	0-E	Banco San Juan	Argentina	Argentine peso	Quarterly	17.00%	17.00%	81,433	167,169	248,602
0-E	VCT & DG México S.A.	Mexico	0-E	Banco Banamex	Mexico	Mexican peso	At maturity	1.90%	1.90%	3,277	2,064,519	2,067,796
0-E	VCT Brasil Imp. Y Export. Ltda.	Brazil	0-E	Banco Citibank S.A	Brazil	Brazilian Real	At maturity	9.30%	9.30%	942,108	—	942,108
0-E	VCT Brasil Imp. Y Export. Ltda.	Brazil	0-E	Banco Itau BBA S.A	Brazil	Brazilian Real	At maturity	13.89%	13.89%	—	3,849,422	3,849,422
0-E	VCT USA, Inc.	USA	0-E	Banco del Estado de Chile, New York Branch	USA	US Dollar	At maturity	2.20%	2.20%	22,025,658	8,322,470	30,348,128
0-E	VCT USA, Inc.	USA	0-E	Rabobank Nederland, New York Branch	USA	US Dollar	Semiannual	3.81%	3.81%	131,834	15,368,750	15,500,584
Balances to date										45,044,812	68,912,938	113,957,750
F-99

d)	Loans from financial entities (non-derivatives), non-current as of December 31, 2017.

									Maturities
													More
		Creditor			Currency or adjustment	Type of		Nominal	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	than 5 years		Total
Name of debtor	Debtor country	taxpayer ID	Creditor name	Creditor country	unit	amortization	Effective rate	rate	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
99.527.300-4	Southern Brewing Company S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Chilean peso	At maturity	6.96%	6.96%	153,148	—	—	—	—	153,148
99.527.300-4	Southern Brewing Company S.A.	Chile	97.053.000-2	Banco Security S.A.	Chile	Chilean peso	At maturity	7.32%	7.32%	—	—	—	—	163,805	163,805
99.527.300-4	Southern Brewing Company S.A.	Chile	97.053.000-2	Banco Security S.A.	Chile	UF	At maturity	4.17%	4.17%	183,609	—	—	—	778,354	961,963
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	US dollar	At maturity	2.19%	2.19%	14,139,250	—	—	—	—	14,139,250
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.951.000-4	HSBC Banck Chile	Chile	US dollar	At maturity	1.90%	1.90%	6,147,500	—	—	—	—	6,147,500
0-E	Trivento B. y Viñedos S.A.	Argentina	0-E	Banco San Juan	Argentina	Argentine peso	Quarterly	17.00%	17.00%	257,982	277,346	170,101	—	—	705,429
0-E	VCT USA, Inc.	USA	0-E	Banco del Estado de Chile, New York Branch	USA	Us dollar	At maturity	2.90%	2.90%	3,688,500	—	—	—	—	3,688,500
Balances to date										24,569,989	277,346	170,101	—	942,159	25,959,595
F-100

NOTE 20. BONDS PAYABLE AND PROMISSORY NOTES

•	On November 14, 2012 the Company issued bonds for a total of UF 1,500,000 corresponding to the F series issued by the Viña Concha y Toro S.A. with a charge to the line of bonds registered in the Securities Register of the CMF under number 574 dated March 23, 2009.

The bonds issued indicated above was performed as per the following detail:

-	UF 1,500,000 placed with charge to F Series, at a term of 6 years amortizable on a semi-annual basis with three-year grace period. The issuance effective rate is UF + 3.63%.

•	On September 11, 2014, the Company issued bonds for a total of UF 2,000,000 corresponding to the J and K series issued by the Viña Concha y Toro S.A. with charge to the line of bonds registered in the Securities Register of the CMF under number 575 dated March 23, 2009.

The bonds issued indicated above was performed as per the following detail:

-	UF 1,000,000 placed with charge to Series J, at a term of 6 years amortizable on a semi-annual basis with 3-yeare grace period. The issuance effective rate is UF + 2.18%, and,
-	UF 1,000,000 placed with charge to K Series, at a term of 24 years amortizable on a semi-annual basis with 10-yeare grace period. The issuance effective rate is UF + 3.49%.

•	On November 3, 2016, the Company issued bonds for a total of UF 2,000,000 corresponding to the N series issued by the Viña Concha y Toro S.A. with charge to the line of bonds registered in the Securities Register of the CMF under number 841 dated October 12, 2016.

The bonds issued indicated above was realized as per the following detail:

-	UF 2,000,000 placed with charge to Series N, at a term of 25 years amortizable on a semi-annual basis with 20-year grace period. The issuance effective rate is UF + 2.69%.

-	On January 10, 2018, the Company performed a bond placement for a total of UF 2,000,000 corresponding to the Q series issued by the Viña Concha y Toro SA with charge to the line of bonds registered in the Securities Register of the CMF under number 876 dated December 19, 2017.

The bond placement indicated above was performed as per the following detail:

-	UF 2,000,000 placed with charge to Q Series, at a term of 20 years amortizable on a semi-annual basis with 15-year grace period. The placement effective rate is UF + 2.92%.
F-101

Bonds payable and promissory notes are detailed as follows:

a)	Bonds payable and promissory notes, current as of December 31, 2018

						Currency				Maturities
						or					90 days to 1
Debtor		Debtor	Creditor		Creditor	adjustment	Type of	Effective	Nominal	Up to 90 days	year	Total
taxpayer ID	Name of debtor	country	taxpayer ID	Creditor name	country	unit	amortization	rate	rate	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Biannual	2.29%	2.50%	9,339,207	—	9,339,207
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Biannual	3.53%	3.30%	297,435	—	297,435
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.080.000-k	Banco de Bice	Chile	U.F.	Biannual	2.75%	2.40%	240,239	—	240,239
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.080.000-k	Banco de Bice	Chile	U.F.	Biannual	2.92%	3.00%	774,932	—	774,932
Total										10,651,813	—	10,651,813

b)	Bonds payable and promissory notes, non-current as of December 31, 2018

						Currency				Maturities
						or								More than 5
Debtor		Debtor	Creditor		Creditor	adjustment	Type of	Effective	Nominal	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	years	Total
taxpayer ID	Name of debtor	country	taxpayer ID	Creditor name	country	unit	amortization	rate	rate	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Biannual	2.29%	2.50%	9,188,604	—	—	—	—	9,188,604
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Biannual	3.53%	3.30%	—	—	—	—	27,565,790	27,565,790
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.080.000-k	Banco de Bice	Chile	U.F.	Biannual	2.75%	2.40%	—	—	—	—	55,131,580	55,131,580
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.080.000-k	Banco de Bice	Chile	U.F.	Biannual	2.92%	3.00%	—	—	—	—	55,131,580	55,131,580
Total										9,188,604	—	—	—	137,828,950	147,017,554

c)	Bonds payable and promissory notes, current as of December 31, 2017

						Currency				Maturities
						or					90 days to 1
Debtor		Debtor	Creditor		Creditor	adjustment	Type of	Effective	Nominal	Up to 90 days	year	Total
taxpayer ID	Name of debtor	country	taxpayer ID	Creditor name	country	unit	amortization	rate	rate	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Biannual	3.78%	3.50%	6,770,141	6,699,548	13,469,689
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Biannual	2.29%	2.50%	9,152,339	—	9,152,339
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Biannual	3.53%	3.30%	289,152	—	289,152
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.080.000-k	Banco Bice	Chile	U.F.	Biannual	2.75%	2.40%	233,548	—	233,548
Total										16,445,180	6,699,548	23,144,728
F-102

d)	Bonds payable and promissory notes, non-current as of December 31, 2017

						Currency				Maturities
						or								More than 5
Debtor		Debtor	Creditor		Creditor	adjustment	Type of	Effective	Nominal	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	years	Total
taxpayer ID	Name of debtor	country	taxpayer ID	Creditor name	country	unit	amortization	rate	rate	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Biannual	2.29%	2.50%	8,932,710	8,932,720	—	—	—	17,865,430
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.004.000-5	Banco de Chile	Chile	U.F.	Biannual	3.53%	3.30%	—	—	—	—	26,798,140	26,798,140
90.227.000-0	Viña Concha y Toro S.A.	Chile	97.080.000-k	Banco Bice	Chile	U.F.	Biannual	2.75%	2.40%	—	—	—	—	53,596,280	53,596,280
Total										8,932,710	8,932,720	—	—	80,394,420	98,259,850

Bonds payable and promissory notes correspond to the issuance in Chile of Bonds in UF. These are presented valued at the principal value plus accrued interests at year-end.

e)	Issuance Expenses and Placement of equity and debt securities

Issuance expenses net of amortization as of December 31, 2018 and 2017 amount to ThCh$1,319,265 and ThCh$986,910, respectively. In addition, as issuance expenses all disbursements due to reports of Risk Rating Agencies, legal and financial advisories, taxes, printing house and placement commissions are included. Such expenses are presented in the caption Other Non-Current Non-financial Assets (See Note 17).

As of December 31, 2018 and 2017, the amortization amounts to ThCh$137,588 and ThCh$124,161, respectively.

F-103

NOTE 21. TRADE AND OTHER ACCOUNTS PAYABLES

This caption comprises the following:

	Total current
	As of December 31,	As of December 31,
	2018	2017
	ThCh$	ThCh$
Trade payables	77,866,660	76,352,397
Notes payable	65,459	—
Other payables	24,847,220	28,170,980
Dividends payable	9,568,334	8,990,455
Withholdings	11,985,808	7,239,950
Total	124,333,481	120,753,782

Other payables consists mainly of debts corresponding to personnel´s pension discounts and debts due to advertising contributions.

As of December 31, 2018, suppliers with current payments by type of supplier and per payment terms are as follows:

			Amounts per payment date					Average
								payment
Type of supplier	Up to 30 days	31-60	61-90	91-120	121-365	366 and thereafter	Total ThCh$	period (days)
Products	16,609,206	2,123,988	1,004,511	2,173,360	3,832,314	81,174	25,824,553	59
Services	5,843,091	512,722	68,130	332,340	130,310	0	6,886,593	47
Other	1,211,324	75,555	93,594	58,140	13,971,897	0	15,410,510	86
Total ThCh$	23,663,621	2,712,265	1,166,235	2,563,840	17,934,521	81,174	48,121,656

As of December 31, 2018, suppliers with amounts past due by type of supplier and per payment terms are as follows:

Type of			Amount per past due dates
supplier	Up to 30 days	31-60	61-90	91-120	121-180	181 and thereafter	Total ThCh$
Products	4,732,488	8,048,051	247,074	757,968	1,718,073	1,577,728	17,081,382
Services	10,018,194	650,821	120,966	57,378	375,522	1,134,982	12,357,863
Other	120,633	26,688	12,314	16,931	6,467	122,726	305,759
Total ThCh$	14,871,315	8,725,560	380,354	832,277	2,100,062	2,835,436	29,745,004
F-104

As of December 31, 2017, suppliers with current payments by type of supplier and per payment terms are as follows:

			Amounts per payment date					Average
								payment
Type of supplier	Up to 30 days	31-60	61-90	91-120	121-365	366 and thereafter	Total ThCh$	period (days)
Products	20,809,989	4,687,050	2,809,968	908,032	5,558,560	24,714	34,798,313	64
Services	12,983,543	2,683,104	1,471,827	209,566	885,630	—	18,233,670	45
Other	1,422,683	396,614	318,939	405,099	986,143	27,354	3,556,832	37
Total ThCh$	35,216,215	7,766,768	4,600,734	1,522,697	7,430,333	52,068	56,588,815

As of December 31, 2017, suppliers with amounts past due by type of supplier and per payment terms are as follows:

Type of			Amount per past due dates
supplier	Up to 30 days	31-60	61-90	91-120	121-180	181 and thereafter	Total ThCh$
Products	3,823,975	521,078	50,247	625,877	432,589	9,516,798	14,970,564
Services	1,780,743	663,287	225,257	638,020	233,965	646,145	4,187,417
Other	386,741	28,890	10,188	3,684	48,821	127,277	605,601
Total ThCh$	5,991,459	1,213,255	285,692	1,267,581	715,375	10,290,220	19,763,582

NOTE 22. INCOME TAX AND DEFERRED TAXES

a)	The balances and concepts of deferred tax assets and liabilities are detailed as follows:

	As of December 31,	As of December 31,
	2018	2017
Description of deferred tax assets	ThCh$	ThCh$
Depreciations	284,813	201,246
Amortizations	995,428	2,833
Inventory	1,092,060	2,093,554
Provisions	7,898,743	7,467,232
Employe benefit obligations	600,915	572,681
Non-financial tax income	2,749,769	2,241,925
Tax losses	3,859,046	2,813,502
Other	1,751,672	959,137
Deferred tax assets	19,232,446	16,352,110

	As of December 31,	As of December 31,
	2018	2017
Description of deferred tax liabilities	ThCh$	ThCh$
Depreciations	23,273,026	20,563,486
Amortizations	5,947,506	4,395,158
Capitalized tax expenses	15,701,078	16,064,814
Employe benefit obligations	5,453	5,453
Revaluation of property, plant and equipment	9,480,283	9,480,283
Revaluation of assets and liabilities for business combinations	1,305,549	1,216,548
Difference of conversion non-monetary items Argentina (*)	6,537,237	5,892,985
Other	1,715,937	1,647,416
Deferred tax liabilities (*)	63,966,069	59,266,143

(*) See Note 2.26.

F-105

b)	Information on taxes regarding entries charged to net Equity

The Company has recognized entries with effect in equity, which gave rise to deferred tax detailed as follows:

	As of December 31,	As of December 31,
	2018	2017
Description of deferred tax liabilities (assets), recognized	ThCh$	ThCh$
Revaluation of land	9,480,283	9,480,283
Intangible assets	(874,655)	—
Exchange difference of non-monetary items - Argentina (*)	8,481,984	8,471,821
Employee obligations	5,453	5,453
Revaluation of marketable securities	(162,306)	(31,428)
Deferred tax liabilities, recognized, total (*)	16,930,759	17,926,129

(*) See Note 2.26.

c)	Changes in deferred taxes

Changes on items of “deferred taxes” of the consolidated statements of financial position for the years 2018 and 2017 are detailed as follows:

	Assets	Liabilities
Movements in deferred taxes	ThCh$	ThCh$
Balance as of December 31, 2016 (*)	15,184,840	58,124,254
Increase (decrease) in profit or loss (*)	1,167,270	108,826
Increase (decrease) in equity	—	(19,348)
Increase (decrease) for business combination	—	1,216,548
Balance conversion adjustments (profit or loss)	—	(164,137)
Balance as of December 31, 2017 (*)	16,352,110	59,266,143
Increase (decrease) in profit or loss	2,880,336	5,105,076
Increase (decrease) in equity	—	(995,370)
Increase (decrease) for business combination	—	89,001
Balance conversion adjustments (profit or loss)	—	501,219
Balance as of December 31, 2018	19,232,446	63,966,069

(*) See Note 2.26

F-106

d)	Detail of income tax expense.
1.	The expense (income) for income tax, differentiated between deferred taxes and income tax, for 2018, 2017 and 2016 are as follows:

	As of December 31,	As of December 31,	As of December 31,
	2018	2017	2016
Description of current and deferred tax expenses (benefit)	ThCh$	ThCh$	ThCh$
Current income tax expense
Current tax expense	9,965,392	11,705,092	16,783,597
Adjustment to prior year current tax	(881,994)	988,641	1,014,790
Other current tax expenses	85,980	241,520	81,792
Total current income tax expense, net	9,169,378	12,935,253	17,880,179
Deferred tax expense (benefit) related to the creation and reversal of temporary differences (*)	2,224,740	(1,680,131)	(2,537,662)
Deferred tax expense (befit) related to changes in the tax rate or new rates
	—	621,687	1,464,045
Total deferred tax expense (benefit), net	2,224,740	(1,058,444)	(1,073,617)
Income tax expense (benefit) (*)	11,394,118	11,876,809	16,806,562

(*) See Note 2.26

2.	The composition of the expense (income) from income tax, considering the source (domestic or foreign) and the type of tax, for 2018, 2017 and 2016 are detailed as follows:

	As of December 31,	As of December 31,	As of December 31,
	2018	2017	2016
Description of tax expense (benefit) by foreign and domestic party	ThCh$	ThCh$	ThCh$
Current tax expense by foreign and domestic parties, net
Total current income tax expense, net foreign	3,442,382	2,176,477	5,061,256
Total current income tax expense, net domestic	5,726,996	10,472,755	12,818,924
Total current tax expense, net	9,169,378	12,649,232	17,880,180

Deferred tax expense by foreign and domestic parties, net
Total deferred income tax expense, net foreign (*)	2,134,266	(3,001,421)	(843,478)
Total deferred income tax expense, net domestic	90,474	2,228,998	(230,140)
Total current tax expense, net (*)	2,224,740	(772,423)	(1,073,618)
Income tax expense (benefit) (*)	11,394,118	11,876,809	16,806,562

(*) See Note 2.26

F-107

e)	Reconciliation of income tax expense
1.	Reconciliation of values in which are indicated the amounts that give rise to variations of the income tax expense recorded in the Statement of income, beginning from the tax amount resulting after applying the taxable rate on “Income before taxes”.

	From January 1	From January 1	From January 1
	to December 31, 2018	to December 31, 2017	to December 31, 2016
Reconciliation of tax expense	ThCh$	ThCh$	ThCh$
Tax expense using the legal rate (*)	16,603,772	14,400,754	15,121,423
Tax effect of rates in other jurisdictions	(2,210,638)	1,196,029	3,206,568
Tax effect of non-taxable revenue (*)	(2,926,203)	(2,305,118)	(4,120,243)
Tax effect of non-deductible expenses (*)	242,107	1,309,434	630,824
Tax effect of increase in the tax rate in Argentina and USA %	—	(2,266,914)	—
Tax effect of increase in the tax rate in Chile %	—	621,686	1,464,046
Other increases (decreases) in the legal tax charge (*)	(314,920)	(1,079,062)	503,942
Total adjustments to tax expense using the legal rate (*)	(5,209,654)	(2,523,945)	1,685,139
Tax expense using the effective rate (*)	11,394,118	11,876,809	16,806,562

(*) See Note 2.26

2.	Reconciliation of effective tax rate (%), showing changes to the current rate (27% as of December 31, 2018, 25.50% as of December 31, 2017 and 24.00% as of December 31, 2016).

	As of December 31,	As of December 31,	As of December 31,
Description	2018	2017	2016
Tax expense using the legal rate (%)	27.00%	25.50%	24.00%
Tax effect of rates in other jurisdictions (%)	(3.59%)	1.90%	5.45%
Tax effect of non-taxable revenue (%) (*)	(4.76%)	(3.62%)	(0.38%)
Tax effect of non-deductible expenses (%) (*)	0.39%	2.06%	0.55%
Tax effect of increase in the tax rate in Argentina and USA % (*)	—	(3.59%)	—
Tax effect of increase in the tax rate in Chile (%)	—	0.98%	2.49%
Other increases (decreases) in the legal tax charge (%) (*)	(0.51%	(4.59%)	(6.67%)
Total adjustments to tax expense using the legal rate (%)	(8.47%)	(6.86%)	1.44%
Tax expense using the effective rate (%) (*)	18.53%	18.64%	25.44%

(*) See Note 2.26

f)	The detail of current tax assets is as follows:

	As of December 31,	As of December 31,
	2018	2017
Description	ThCh$	ThCh$
Monthly provisional tax payments and other recoverable taxes	23,516,373	28,325,391
Income tax credits	766,847	1,734,392
Total	24,283,220	30,059,783
F-108

g)	The detail of current tax liabilities is as follows:

	As of December 31,	As of December 31,
	2018	2017
Description	ThCh$	ThCh$
Income tax	11,122,244	14,549,204
Income tax liabilities	1,417,795	4,260,475
Other	525	3,887
Total	12,540,564	18,813,566

NOTE 23. LEASES

a)	As of December 31, 2018, financial leases for current non-derivative financial liabilities are as follows:

Short-term portion	1 to 5 years	Over 5 years	Total amount owed
ThCh$	ThCh$	ThCh$	ThCh$
80,420	393,106	—	473,526

b)	As of December 31, 2018, there are operating leases which mainly relate to leases of estates of long-term for agricultural land on which wine grapes plantations have been developed. These contracts contain no embedded derivatives due to the fact that do not meet the features described in Note 2.6.7 Embedded Derivatives.

The detail of minimum payments payable is as follows:

Short-term portion	1 to 5 years	Over 5 years	Total amount owed
ThCh$	ThCh$	ThCh$	ThCh$
293,950	828,915	824,293	1,947,158

c)	Operating leases used are detailed as follows:

	From January 1	From January 1	From January 1
	to December 31, 2018	to December 31, 2017	to December 31, 2016
	ThCh$	ThCh$	ThCh$
Leases used	7,263,735	6,530,593	6,870,636
Total	7,263,735	6,530,593	6,870,636
F-109

NOTE 24. EMPLOYEE BENEFITS

24.1	Employee benefits and expenses

Changes in classes of expenses by employee are detailed as follows:

	From January 1	From January 1	From January 1
	to December 31,	to December 31,	to December 31,
	2018	2017	2016
Employee benefits and expenses	ThCh$	ThCh$	ThCh$
Employee benefits	107,725,309	105,363,612	105,530,543
Salaries and wages	75,209,386	72,696,365	73,352,423
Social security	6,060,198	7,258,886	7,462,819
Profit-sharing and bonuses, current	16,267,614	15,410,012	16,247,241
Other personnel expenses	6,448,147	6,118,720	6,137,448
Termination benefits	3,739,964	3,879,629	2,330,612

24.2	Provision for current employee benefits

	As of December 31,	As of December 31,
	2018	2017
Description	ThCh$	ThCh$
Employee profit sharing	10,496,655	9,390,510
Vacations	4,929,506	4,943,744
Other	790,606	740,699
Total	16,216,767	15,074,953

24.3	Non-current provisions for employee benefits
A.	General aspects:

Viña Concha y Toro S.A. and some of its subsidiaries located in Chile provide severance indemnity benefit plans to active employees which are determined and recorded in the financial statements following the criteria described in 2.17 accounting policies. These benefits are mainly referred to:

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

B.	Openings, changes and presentation in financial statements:

Balances of provisions due to benefits to employees, non-current are as follows:

	As of December 31,	As of December 31,
	2018	2017
Description	ThCh$	ThCh$
Severance indemnity payment obligations and seniority bonus	2,867,500	2,829,938
Total	2,867,500	2,829,938

Changes in obligations for employment termination for the years ended as of December 31, 2018, 2017 and 2016 is detailed as follows:

Non-current employee benefits	ThCh$
Balance as of December 31, 2015	2,617,506
Cost of services, current period	344,171
Interest cost	129,303
Actuarial gain	(52,739)
Benefits paid	(178,598)
Balance as of December 31, 2016	2,859,643
Cost of services, current period	412,499
Interest cost	48,246
Actuarial gain	(109,380)
Benefits paid	(381,070)
Balance as of December 31, 2017	2,829,938
Cost of services, current period	496,566
Interest cost	61,193
Benefits paid	(520,197)
Balance as of December 31, 2018	2,867,500

	As of December 31,	As of December 31,
	2018	2017
Composition per type of provision	ThCh$	ThCh$
Provision of severance indemnity payments	2,510,971	2,477,899
Provision for seniority bonus	356,529	352,039
Balance as of December 31, 2018	2,867,500	2,829,938

The Company’s policy is to accrue a determined number of days per year with respect to severance indemnities and in case of dissociation, the employee perceives the indemnity stipulated by law in the Chilean Labor Code (30 days per year with a limit of 11 years).

The main actuarial assumptions used for the calculation of non-current employee benefit obligations is detailed as follows:

	As of December 31,	As of December 31,	As of December 31,
Actuarial assumptions	2018	2017	2016
Retirement rate	0.71%	0.71%	0.70%
Mortality rate	RV-2014 Women CB- 2014 Men	RV-2014 Women CB-2014 Men	RV-2009
Salary increase rate	1.61%	1.61%	4.84%
Future permanence	8.51	8.51	8.37
Discount rate	1.71%	1.71%	4.29%

The amounts recorded in the consolidated statements of income by function are as follows:

	From January 1	From January 1	From January 1
	to December 31, 2018	to December 31, 2017	to December 31, 2016
Expense recognized for employment termination benefits	ThCh$	ThCh$	ThCh$
Cost of services, current period	496,566	412,499	344,170
Interest cost	61,193	48,246	129,303
Unaccrued benefits paid	3,566,423	2,320,194	1,539,411
Total expense recognized in the Consolidated Statement of Income by Function	4,124,182	2,780,939	2,012,884

Sensitivity analysis

As of December 31, 2018, the sensitivity of the value for post-employment benefits before variations in the discount rate of 1% in the case of an increase in the rate represents a decrease of ThCh$ 378,291 and in case of a decrease in the rate represents an increase of ThCh$ 472,205.

NOTE 25. OTHER PROVISIONS

This caption is composed of the following:

	As of December 31,	As of December 31,
	2018	2017
Concept	ThCh$	ThCh$
Provision for advertising expense (1)	15,847,773	14,716,286
Other provisions (2)	8,559,273	2,704,214
Total	24,407,046	17,420,500

1.	Corresponds to the estimates of amounts payable related to advertising and promotion activities. There is uncertainty on the amount of the cash disbursement related to such provisions, as they are linked to the actual information the customer should provide, intended to justify that such expenses were made.

2	Includes estimates of operating expenses and costs in which there is uncertainty of the amount, expecting the application most of such amount during the following period.

Movements in other provisions between January 1 and December 31, 2018, are detailed as follows:

	Provision for
	advertising expenses	Other provisions	Total
Movement in provisions	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2018	14,716,286	2,704,214	17,420,500
Provisions made	124,590,716	22,172,576	146,763,292
Provisions used	(123,459,229)	(16,317,517)	(139,776,746)
Closing balance as of December 31, 2018	15,847,773	8,559,273	24,407,046

Movements in other provisions between January 1 and December 31, 2017 are detailed as follows:

	Provision for
	advertising expenses	Other provisions	Total
Movement in provisions	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2017	17,653,462	5,071,974	22,725,436
Provisions made	78,034,245	7,695,966	85,730,211
Provisions used	(80,971,421)	(10,063,726)	(91,035,147)
Closing balance as of December 31, 2017	14,716,286	2,704,214	17,420,500
F-113

NOTE 26. EARNINGS PER SHARE

26.1	Disclosures on basic earnings per share

Basic earnings per share is calculated by dividing net income for the period attributable to Company’s shareholders by the weighted average of the number of outstanding common shares during the year.

As indicated, the basic earnings per share was:

Basic earnings per share	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$	As of December 31, 2016 ThCh$
Net income attributable to equity holders of the Parent (*)	49,111,118	51,417,649	48,666,950

	As of December 31, 2018 Units	As of December 31, 2017 Units	As of December 31, 2016 Units
Number of ordinary shares outstanding	747,005,982	747,005,982	747,005,982

	As of December 31, 2018 Ch$	As of December 31, 2017 Ch$	As of December 31, 2016 Ch$
Basic earnings per share (*)	65.74	68.83	65.15

(*) See Note 2.26

26.2	Disclosures on diluted earnings per share

The company has not performed any type of operation of potential diluted effect which supposes a diluted benefit per share other than the common benefit per share.

NOTE 27. CAPITAL AND RESERVES

27.1	Subscribed and paid-in capital

As of December 31, 2018, the capital of Viña Concha y Toro S.A. amounts to ThCh$84,178,790 which is comprised by 747,005,982 shares of par value totally, subscribed and paid.

The issuance premium corresponds to the surcharge in the placement of shares generated in the capital contributions operations. In conformity with Article 26 of Law No.18.046 for corporate companies, this concept forms part of the company’s issued capital.

27.2	Shares

- Number of shares as of December 31, 2018

	No. of subscribed shares	No. of paid shares	No. of voting right shares
Shares paid by 100%	747,005,982	747,005,982	747,005,982

- Number of shares as of December 31, 2017

	No. of subscribed shares	No. of paid shares	No. of voting right shares
Shares paid by 100%	747,005,982	747,005,982	747,005,982

Shares of Viña Concha y Toro S.A. are, ordinary, of a single series and with no par value.

Movements in shares between January 1 and December 31, 2018 are as follows:

No. of shares subscribed as of January 1, 2018	747,005,982
Movement for the year:
Capital increase through share issuance	—
No. of shares subscribed as of December 31, 2018	747,005,982

Movements in shares between January 1 and December 31, 2017 are as follows:

No. of shares subscribed as of January 1, 2017	747,005,982
Movement for the year:
Capital increase through share issuance	—
No. of shares subscribed as of December 31, 2017	747,005,982

27.3	Capital Management

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

27.4	Other reserves
-	Conversion Reserves: This amount represents the effect (profit/loss) for conversion of subsidiaries with functional currency other than Chilean Pesos.

The detail of conversion differences, net of taxes is as follows:

Accumulated translation adjustments	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$	As of December 31, 2016 ThCh$
Opening balance foreign subsidiary translation adjustment	(2,334,328)	5,843,924	14,105,740
Translation adjustment for the period, net	13,250,715	(8,178,252)	(8,261,816)
Total	10,916,387	(2,334,328)	5,843,924

-	Cash flow hedge reserves: Represents the fair value of future cash flows on expected entries that qualify as hedges and that will affect income and are presented net of deferred taxes.

-	Reserves of profit and losses for defined benefit plans: corresponds to the variation of the actuarial values of the provision for employee´s defined benefit plans and are presented net of deferred taxes.

-	Hedge Reserves of net investment in operations abroad: This amount represents the changes in fair value of derivatives of net investment abroad until the occurrence of disposal of the investment and are presented net of deferred taxes.

-	Reserves for investments available for sale: This amount represents the change in market value of financial assets available for sale, consisting of investments in other companies and are presented net of deferred taxes.

-	Other Reserves: Corresponds mainly to the price-level restatement balance on the paid-in capital accumulated from the date of transition to IFRS as Circular No. 456 of the Commission for the Financial Market.
27.5	Dividends

On April 23, 2018, the Company’s ordinary Shareholders’ Meeting was held where, among other matters, the following agreements were adopted:

1.	To distribute with charge to 2017 net income, a final dividend No. 271 in the amount of Ch$13.5 (thirteen pesos and fifty cents) per share, to be paid from May 23, 2018. This amount is added to the dividends paid at interim, charged to net income for 2017, related to Dividend No. 268 and No. 269 both of Ch$ 3.50 per share, paid on September 30 and December 30, 2017, respectively, and a dividend No. 270 of Ch$ 3.50 per share that was paid on March 29, 2018.

2.	Maintain as dividend policy the distribution of 40% of net income, excluding those generated by the subsidiary Fetzer Vineyards. Thus, is the Board´s intention to distribute with charges to income obtained in 2018, three interim dividends per each share with No. 272, No. 273 and No. 274 for Ch$ 3.50 each, to be paid as provisional on September 29, December 29, 2018 and March 29, 2019, respectively. A fourth dividend will be paid for the amount resulting as necessary up to complete 40% of the net income for 2018, as indicated, which will be paid in May 2019, upon becoming aware of and approving the results of operations by the Shareholders at the related Ordinary Shareholders’ Meeting. However, the dividend policy will be subject to the Company’s cash availability.
F-116

These payments of interim dividends will be subject to the Company´s cash availability. Historically, the Company has been distributing 40% of net income, which is realized through a final dividend paid in May of the following year, once both the income for the year and the abovementioned dividend are known and approved by the General Shareholders’ Meeting.

As of December 31, 2018 and 2017, the detail is the following:

Dividend No.	Shares paid	Payment per share	Total ThCh$	Month of payment
270	747,005,982	3.50	2,614,521	Mar-2018
271	747,005,982	13.50	10,084,581	May-2018
272	747,005,982	3.50	2,614,521	Sep-2018
273	747,005,982	3.50	2,614,521	Dec-2018

Dividend No.	Shares paid	Payment per share	Total ThCh$	Month of payment
266	747,005,982	3.50	2,614,521	Mar-2017
267	747,005,982	16.80	12,549,700	May-2017
268	747,005,982	3.50	2,614,521	Sep-2017
269	747,005,982	3.50	2,614,521	Dec-2017

27.6	Net profit distributable

With respect to net income for the year, in conformity with Circular No. 1945 issued by the Commission of Financial Market, the Company’s Board during the meeting held on October 28, 2010, agreed that the determination of net profit distributable as dividends will consider the income for the year presented in the consolidated statement of income, by function, in the Item ‘Profit (loss) attributable to the owners of the controlling entity’, deducting the significant variations in the net fair value of unrealized assets and liabilities, which will be included in the calculation of the net profit of the year in which such variances are realized.

NOTE 28. EFFECT OF MOVEMENTS IN EXCHANGE RATES

Assets and liabilities in foreign currency

Current assets		As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$
Cash and cash equivalents		37,486,337	31,162,346
	CHILEAN PESO	7,164,521	16,053,806
	USD	15,656,759	7,704,436
	CAD	467,436	265,248
	EUR	1,771,178	1,266,185
	GBP	5,191,304	2,583,910
	SEK	556,100	397,861
	NOK	2,352,388	1,155,693
	BRL	1,484,743	1,205,972
	CNY	479,058	178,350
	MXN	2,352,868	264,857
	ZAR	9,982	86,028
Other current financial assets		8,275,354	10,265,207
	CHILEAN PESO	2,532,634	2,425,216
	USD	2,643,697	1,906,957
	CAD	117,954	74,000
	EUR	1,129,685	720,213
	UF	717,821	2,125,197
	GBP	926,864	2,069,965
	SEK	37,858	102,559
	NOK	45,585	62,399
	BRL	108,157	565,391
	MXN	15,099	213,310
Other current non-financial assets		6,340,765	6,935,589
	CHILEAN PESO	2,028,792	3,752,274
	USD	2,727,870	1,893,030
	CAD	4,051	3,904
	EUR	8,655	15,108
	UF	1,173,890	970,445
	GBP	107,205	72,488
	SEK	30,283	16,497
	NOK	26,897	13,088
	BRL	42,556	47,687
	CNY	158,915	131,085
	MXN	26,303	15,001
	ZAR	5,348	4,982
Trade and other receivables		190,675,390	187,422,436
	CHILEAN PESO	31,679,861	41,977,573
	USD	71,347,963	63,583,789
	CAD	4,233,481	3,426,940
	EUR	18,840,714	19,324,660
	UF	113,998	111,841
	GBP	33,945,104	27,998,285
	SEK	3,445,737	3,522,919
	NOK	2,261,241	2,861,076
	BRL	11,477,379	14,174,980
	CNY	8,380	8,441
	MXN	13,320,226	10,430,247
	ZAR	1,306	1,685
Trade receivables due from related parties, current		2,581,328	11,379,684
	CHILEAN PESO	424,521	355,759
	USD	67,035	8,695,937
	CAD	2,089,772	2,327,988
F-118

Current assets		As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$
Inventories		277,389,786	235,733,091
	CHILEAN PESO	167,649,145	149,597,163
	USD	85,624,342	66,985,019
	EUR	926,862	1,088,494
	GBP	12,699,160	7,746,875
	SEK	2,670,735	2,788,348
	NOK	1,333,558	994,328
	BRL	2,735,868	3,503,861
	MXN	3,750,116	3,029,003
Biological assets, current		20,782,597	18,949,252
	CHILEAN PESO	17,918,152	16,005,454
	USD	2,864,445	2,943,798
Current tax assets		24,283,220	30,059,783
	CHILEAN PESO	22,779,805	27,288,090
	USD	405,612	1,664,687
	CAD	—	681
	GBP	—	229,616
	SEK	175,616	170,447
	BRL	561,786	16,851
	MXN	340,320	647,128
	ZAR	20,081	42,283

Other current assets		31,092	—
	CHILEAN PESO	31,092	—

Total current assets		567,845,869	531,907,388
	CHILEAN PESO	252,208,523	257,455,335
	USD	181,337,723	155,377,653
	CAD	6,912,694	6,098,761
	EUR	22,677,094	22,414,660
	UF	2,005,709	3,207,483
	GBP	52,869,637	40,701,139
	SEK	6,916,329	6,998,631
	NOK	6,019,669	5,086,584
	BRL	16,410,489	19,514,742
	CNY	646,353	317,876
	MXN	19,804,932	14,599,546
	ZAR	36,717	134,978
F-119

Non-current assets		As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$
Other non-current financial assets		25,741,638	25,591,638
	USD	6,507,358	11,884,652
	CAD	322,828	826,950
	EUR	1,668,290	3,612,589
	UF	13,068,969	4,921,458
	GBP	4,158,838	4,345,989
	SEK	15,355	—

Other non-current non-financial assets		3,379,836	4,227,938
	CHILEAN PESO	1,429,066	1,088,304
	USD	848	102,447
	UF	1,949,922	3,037,187
Non-current receivables		693,696	742,414
	BRL	693,696	742,414
Equity accounted investments in associates		21,262,939	21,819,709
	CHILEAN PESO	21,262,939	21,819,709

Intangible assets, net		47,719,373	43,426,623
	CHILEAN PESO	17,101,789	16,062,767
	USD	29,589,179	26,361,987
	CAD	18,528	18,528
	EUR	102,202	102,202
	UF	695,351	695,351
	GBP	157,545	137,435
	SEK	5,131	5,131
	NOK	12,061	12,061
	BRL	23,588	13,707
	MXN	13,999	17,454

Goodwill		69,028,561	31,021,819
	USD	69,028,561	31,021,819
F-120

Non-current assets		As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$
Property, plant and equipment, net		391,263,749	381,736,948
	CHILEAN PESO	296,788,918	295,303,234
	USD	74,845,414	66,727,309
	CAD	572	1,153
	EUR	3,610,567	3,610,748
	UF	15,761,829	15,761,829
	GBP	82,663	117,250
	BRL	58,817	91,125
	CNY	8,843	8,949
	MXN	104,546	114,851
	ZAR	1,580	500

Deferred tax assets		19,232,446	16,352,110
	CHILEAN PESO	13,605,813	11,788,938
	USD	4,171,813	3,121,230
	EUR	—	30,270
	BRL	1,068,227	1,046,136
	MXN	371,822	360,470
	ZAR	14,771	5,066

Total non-current assets		578,322,238	524,919,199
	CHILEAN PESO	350,188,525	352,503,010
	USD	184,143,173	132,779,386
	CAD	341,928	846,631
	EUR	5,381,059	7,355,809
	UF	31,476,071	24,415,825
	GBP	4,399,046	4,600,674
	SEK	20,486	5,131
	NOK	12,061	12,061
	BRL	1,844,328	1,893,382
	CNY	8,843	8,949
	MXN	490,367	492,775
	ZAR	16,351	5,566
Total assets		1,146,168,107	1,056,826,587
F-121

		As of December 31, 2018		As of December 31, 2017
Current liabilities		Up to 90 days ThCh$	91 days to 1 year ThCh$	Up to 90 days ThCh$	91 days to 1 year ThCh$
Other current financial liabilities		82,848,329	46,373,692	64,839,997	75,612,486
	CHILEAN PESO	4,549,958	11,158,141	12,333,693	10,000,000
	USD	61,232,316	30,435,385	33,382,116	51,300,400
	CAD	9,306	—	28,168	—
	EUR	186,010	—	33,525	—
	UF	12,333,828	41,679	17,137,339	6,699,548
	GBP	415,734	—	63,652	—
	SEK	151,857	—	18,303	—
	NOK	10,540	—	3,389	—
	ARS	933,006	121,825	893,132	1,698,597
	BRL	102,591	4,616,662	942,108	3,849,422
	MXN	2,923,183	—	4,572	2,064,519
Trade and other payables, current		124,333,481	—	120,753,782	—
	CHILEAN PESO	58,517,532	—	71,019,992	—
	USD	42,383,198	—	27,591,091	—
	CAD	196,220	—	258,820	—
	EUR	2,799,849	—	3,073,408	—
	UF	11,814	—	17,776	—
	GBP	8,692,309	—	7,338,446	—
	SEK	2,207,219	—	2,212,232	—
	NOK	1,189,157	—	2,711,296	—
	BRL	3,085,053	—	2,725,087	—
	CNY	98,947	—	35,868	—
	MXN	5,150,023	—	3,749,883	—
	ZAR	2,160	—	19,883	—
Trade payables due to related entities, current		5,777,642	—	7,361,779	—
	CHILEAN PESO	3,973,603	—	4,730,034	—
	USD	914	—	4,122	—
	CAD	75,209	—	401,238	—
	MXN	1,727,916	—	2,226,385	—
Other current provisions		24,407,046	—	17,420,500	—
	CHILEAN PESO	3,259,967	—	552,062	—
	USD	9,764,779	—	9,176,355	—
	CAD	1,138,228	—	923,600	—
	EUR	4,598,167	—	3,607,427	—
	UF	991,446	—	57,073	—
	GBP	2,737,251	—	2,885,090	—
	SEK	12,394	—	82,658	—
	NOK	1,801,519	—	99,178	—
	BRL	144	—	29,865	—
	CNY	5,755	—	5,459	—
	MXN	45,815	—	1,733	—
	ZAR	51,581
F-122

		As of December 31, 2018		As of December 31, 2017
Current liabilities		Up to 90 days ThCh$	91 days to 1 year ThCh$	Up to 90 days ThCh$	91 days to 1 year ThCh$
Current tax liabilities		12,540,564	—	18,813,566	—
	CHILEAN PESO	9,956,364	—	16,879,385	—
	USD	1,282,594	—	1,265,739	—
	CAD	9,780	—	3,148	—
	EUR	62,344	—	130,086	—
	GBP	71,934	—	3,591	—
	SEK	244,174	—	51,910	—
	NOK	111,012	—	62,009	—
	CNY	111,930	—	82,362	—
	MXN	666,243	—	304,437	—
	ZAR	24,189	—	30,899	—

Post-employment obligations, current		16,216,767	—	15,074,953	—
	CHILEAN PESO	10,070,391	—	10,279,651	—
	USD	4,361,870	—	3,116,704	—
	EUR	175,896	—	191,176	—
	GBP	661,113	—	646,336	—
	SEK	74,214	—	66,822	—
	NOK	43,905	—	53,990	—
	BRL	426,545	—	438,344	—
	CNY	190,026	—	149,046	—
	MXN	156,686	—	109,808	—
	ZAR	56,121	—	23,076	—

Other current non-financial liabilities		770,158	—	815,077	—
	CHILEAN PESO	690,459	—	698,178	—
	USD	68,257	—	110,532	—
	SEK	676	—	3,664	—
	NOK	—	—	942	—
	MXN	10,238	—	877	—
	CNY	513	—	884	—
	ZAR	15	—	—	—

Total current liabilities		266,893,987	46,373,692	245,079,654	75,612,486
	CHILEAN PESO	91,018,274	11,158,141	116,492,995	10,000,000
	USD	119,093,928	30,435,385	74,646,659	51,300,400
	CAD	1,428,743	—	1,614,974	—
	EUR	7,822,266	—	7,035,622	—
	UF	13,337,088	41,679	17,212,188	6,699,548
	GBP	12,578,341	—	10,937,115	—
	SEK	2,690,534	—	2,435,589	—
	NOK	3,156,133	—	2,930,804	—
	ARS	933,006	121,825	893,132	1,698,597
	BRL	3,614,333	4,616,662	4,135,404	3,849,422
	CNY	407,171	—	273,619	—
	MXN	10,680,104	—	6,397,695	2,064,519
	ZAR	134,066	—	73,858	—
F-123

		As of December 31, 2018			As of December 31, 2017
Non-current liabilities		1 to 3 years ThCh$	3 to 5 years ThCh$	Over 5 years ThCh$	1 to 3 years ThCh$	3 to 5 years ThCh$	Over 5 years ThCh$
Other non-current financial liabilities		44,234,371	5,372,916	141,602,330	44,675,825	1,397,541	81,736,759
	CHILEAN PESO	446,258	61,655	1,428	613,486	—	163,805
	USD	30,789,854	2,992,555	—	24,197,088	311,287	47,923
	EUR	—	—	—	—	28,157	—
	UF	12,748,111	2,318,706	141,600,902	19,316,437	714,023	81,525,031
	GBP	—	—	—	13,486	173,973	—
	ARS	250,148	—	—	535,328	170,101	—

Trade payables due to related parties, non-current		300,937	—	—	292,555	—	—
	UF	300,937	—	—	292,555	—	—

		As of December 31, 2018			As of December 31, 2017
Non-current liabilities		1 to 3 years ThCh$	3 to 5 years ThCh$	Over 5 years ThCh$	1 to 3 years ThCh$	3 to 5 years ThCh$	Over 5 years ThCh$
Deferred tax liabilities (*)		—	1,715,937	62,250,132	—	2,863,964	56,402,179
	CHILEAN PESO	—	1,715,937	62,250,132	—	2,863,964	56,402,179

Provision for employee benefits, non-current		—	2,867,500	—	—	2,829,938	—
	CHILEAN PESO	—	2,867,500	—	—	2,829,938	—

Other non-current non-financial liabilities		2,403,061	—	—	595,435	—	—
	CHILEAN PESO	8,736	—	—	8,736	—	—
	USD	2,394,325	—	—	585,945	—	—
	CAD	—	—	—	754	—	—

Total non-current liabilities (*)		46,938,369	9,956,353	203,852,462	45,563,815	7,091,443	138,138,938
	CHILEAN PESO	454,994	4,645,092	62,251,560	622,222	5,693,902	56,565,984
	USD	33,184,179	2,992,555	—	24,783,033	311,287	47,923
	CAD	—	—	—	754	—	—
	EUR	—	—	—	—	28,157	—
	UF	13,049,048	2,318,706	141,600,902	19,608,992	714,023	81,525,031
	GBP	—	—	—	13,486	173,973	—
	ARS	250,148	—	—	535,328	170,101	—

Total liabilities (*)		360,206,048	9,956,353	203,852,462	366,255,955	7,091,443	138,138,938
F-124

NOTE 29. OPERATING SEGMENTS

a) Information per segments as of December 31, 2018:

a) General information on profit or loss, assets and liabilities	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Revenue from external customers	573,699,235	40,429,670	—	614,128,905
Depreciation included in cost of sales and administrative expenses	24,908,612	3,331	—	24,911,943
Amortization	385,228	—	720,153	1,105,381
Net income before taxes	59,853,087	1,642,364	—	61,495,451
Segment assets	1,095,541,156	13,140,614	37,486,337	1,146,168,107
Segment liabilities	122,912,961	1,420,520	449,681,382	574,014,863

b) Revenue from external customers by geographic area	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Chile	66,597,602	40,429,670	—	107,027,272
Europe	213,300,943	—	—	213,300,943
United States of America	96,818,043	—	—	96,818,043
South America	50,515,796	—	—	50,515,796
Asia	69,184,455	—	—	69,184,455
Canada	34,925,457	—	—	34,925,457
Central America	39,448,301	—	—	39,448,301
Other	1,142,370	—	—	1,142,370
Africa	1,766,268	—	—	1,766,268
Total revenue	573,699,235	40,429,670	—	614,128,905

c) Non-current assets by geographic area	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Chile	383,482,695	27,210,150	—	410,692,845
Argentina	28,922,884	—	—	28,922,884
England	196,768	—	—	196,768
Brazil	1,844,329	—	—	1,844,329
Asia	145,772	—	—	145,772
China	32,211,433	—	—	32,211,433
United States of America	103,150,886	—	—	103,150,886
Mexico	490,367	—	—	490,367
Canada	649,241	—	—	649,241
Africa	16,351	—	—	16,351
France	1,362	—	—	1,362
Total non current assets	551,112,088	27,210,150	—	578,322,238

d) Interests, taxes and non-current assets	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Interest and other finance income	924,066	—	—	924,066
Interest expenses and other finance expense	—	—	11,647,790	11,647,790
Income taxes	—	—	11,394,118	11,394,118
Additions of property, plant and equipment	29,032,979	5,790	—	29,038,769

e) Equity-acounted investees	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Investment in associates	20,366,090	896,849	—	21,262,939
Equity in earnings of associates	2,549,617	28,580	—	2,578,197
F-125

f) Additions of property, plant and equipment by geographic area	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Chile	22,668,634	5,790	—	22,674,424
Argentina	3,273,635	—	—	3,273,635
England	3,459	—	—	3,459
Brazil	3,458	—	—	3,458
Asia	9,448	—	—	9,448
United States of America	3,074,345	—	—	3,074,345
Total	29,032,979	5,790	—	29,038,769

Cash flows by segment as of December 31, 2018	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Cash flows from (used in) operating activities	33,880,575	2,394,130	—	36,274,705
Cash flows from (used in) investing activities	(37,448,891)	(2,646,281)	—	(40,095,172)
Cash flows from (used in) financing activities	7,178,588	507,265	—	7,685,853
Total	3,610,272	255,114	—	3,865,386

b) Information per segments as of December 31, 2017:

a) General information on profit or loss, assets and liabilities	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Revenue from external customers	555,239,875	58,275,482	—	613,515,357
Depreciation included in cost of sales and administrative expenses	23,242,536	3,331	—	23,245,867
Amortization	428,176	—	680,586	1,108,762
Net income before taxes	60,832,794	2,877,414	—	63,710,208
Segment assets	1,010,492,430	14,527,037	31,807,120	1,056,826,587
Segment liabilities (*)	119,615,899	6,932,902	384,937,535	511,486,336

b) Revenue from external customers by geographic area	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Chile	62,886,112	58,275,482	—	121,161,594
Europe	188,048,093	—	—	188,048,093
United States of America	106,860,196	—	—	106,860,196
South America	59,454,397	—	—	59,454,397
Asia	76,719,288	—	—	76,719,288
Canada	20,196,964	—	—	20,196,964
Central America	36,811,064	—	—	36,811,064
Other	1,795,743	—	—	1,795,743
Africa	2,468,018	—	—	2,468,018
Total revenue	555,239,875	58,275,482	—	613,515,357

c) Non-current assets by geographic area	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Chile	401,861,667	5,538,174	—	407,399,841
Argentina	25,378,661	—	—	25,378,661
England	211,246	—	—	211,246
Brazil	2,297,040	—	—	2,297,040
Asia	8,949	—	—	8,949
China	114,075	—	—	114,075
United States of America	88,439,566	—	—	88,439,566
Mexico	492,775	—	—	492,775
Canada	600,207	—	—	600,207
Africa	5,566	—	—	5,566
France	(28,727)	—	—	(28,727)
Total non current assets	519,381,025	5,538,174	—	524,919,199
F-126

d) Interests, taxes and non-current assets	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Interest and other finance income	570,531	—	—	570,531
Interest expenses and other finance expense	—	—	9,985,677	9,985,677
Income taxes (*)	—	—	11,876,809	11,876,809
Additions of property, plant and equipment	50,798,473	11,668	—	50,810,141

e) Equity-acounted investees	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Investment in associates	21,819,709	—	—	21,819,709
Equity in earnings of associates	3,066,948	187,653	—	3,254,601

f) Additions of property, plant and equipment by geographic area	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Chile	45,546,406	11,668	—	45,558,074
Argentina	4,746	—	—	4,746
England	57,104	—	—	57,104
Brazil	85,100	—	—	85,100
Mexico	98,620	—	—	98,620
Asia	11,625	—	—	11,625
United States of America	4,994,872	—	—	4,994,872
Total	50,798,473	11,668	—	50,810,141

g) Cash flows by segment as of December 31, 2017	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Cash flows from (used in) operating activities	18,177,523	1,819,751	—	19,997,274
Cash flows from (used in) investing activities	(46,752,756)	(4,680,419)	—	(51,433,175)
Cash flows from (used in) financing activities	14,826,780	1,484,309	—	16,311,089
Total	(13,748,453)	(1,376,359)	—	(15,124,812)

c) Information per segments as of December 31, 2016:

a) General information on profit or loss, assets and liabilities	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Revenue from external customers	570,128,473	58,443,556	—	628,572,029
Depreciation included in cost of sales and administrative expenses	21,392,619	3,928	—	21,396,547
Amortization	439,454	—	680,201	1,119,655
Net income before taxes	65,203,456	868,551	—	66,072,007
Segment assets	982,795,950	11,007,244	22,035,392	1,015,838,586
Segment liabilities (*)	125,023,071	7,879,284	372,965,575	505,867,930

b) Revenue from external customers by geographic area	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Chile	61,351,926	58,443,556	—	119,795,482
Europe	197,089,906	—	—	197,089,906
United States of America	114,279,268	—	—	114,279,268
South America	61,469,070	—	—	61,469,070
Asia	71,482,860	—	—	71,482,860
Canada	20,410,867	—	—	20,410,867
Central America	39,404,254	—	—	39,404,254
Other	1,616,276	—	—	1,616,276
Africa	3,024,046	—	—	3,024,046
Total revenue	570,128,473	58,443,556	—	628,572,029
F-127

c) Non-current assets by geographic area	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Chile	364,430,873	11,520	—	364,442,393
Argentina	27,248,552	—	—	27,248,552
England	105,754	—	—	105,754
Brazil	6,176,484	—	—	6,176,484
Asia	170,720	—	—	170,720
United States of America	96,226,236	—	—	96,226,236
Mexico	469,304	—	—	469,304
Canada	504,049	—	—	504,049
Africa	4,194	—	—	4,194
France	21,713	—	—	21,713
Total non current assets	495,357,879	11,520	—	495,369,399

d) Interests, taxes and non-current assets	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Interest and other finance income	970,651	—	—	970,651
Interest expenses and other finance expense	—	—	10,305,449	10,305,449
Income taxes (*)	—	—	16,806,562	16,806,562
Additions of property, plant and equipment	47,285,292	3,855	—	47,289,147

e) Equity-acounted investees	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Investment in associates	20,670,689	2,762,750	—	23,433,439
Equity in earnings of associates	4,319,139	191,933	—	4,511,072

f) Additions of property, plant and equipment by geographic area	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Chile	37,996,346	3,855	—	38,000,201
Argentina	4,796,942	—	—	4,796,942
England	36,886	—	—	36,886
Brazil	41,110	—	—	41,110
Asia	38,939	—	—	38,939
United States of America	4,375,069	—	—	4,375,069
Total	47,285,292	3,855	—	47,289,147

g) Cash flows by segment as of December 31, 2016	Wine ThCh$	Other ThCh$	Not assigned ThCh$	Total ThCh$
Cash flows from (used in) operating activities	39,571,364	4,296,295	—	43,867,659
Cash flows from (used in) investing activities	(27,150,609)	(3,086,448)	—	(30,237,057)
Cash flows from (used in) financing activities	5,278,772	514,180	—	5,792,952
Total	17,699,527	1,724,027	—	19,423,554
F-128

NOTE 30. REVENUE

Revenue from Contracts with Customers as of December 31, 2018, 2017 and 2016, are segmented below by primary geographic market (see note 29 on operating segments), main products and lines of services and timing of revenue recognition.

a)	Main products and lines of services
Classes of revenue	From January 1 to December 31, 2018 ThCh$	From January 1 to December 31, 2017 ThCh$	From January 1 to December 31, 2016 ThCh$
Sale of goods	610,415,772	610,149,715	625,436,135
Wine	569,676,747	556,047,121	569,096,506
Other	40,739,025	54,102,594	56,339,629
Rendering of services	3,713,133	3,365,642	3,135,894
Total	614,128,905	613,515,357	628,572,029

b)	Timing of revenue recognition
Revenue recognition	From January 1 to December 31, 2018 ThCh$	From January 1 to December 31, 2017 ThCh$	From January 1 to December 31, 2016 ThCh$
Goods transferred at a point in time	610,415,772	610,149,715	625,436,135
Services provided over time	3,713,133	3,365,642	3,135,894
Total	614,128,905	613,515,357	628,572,029

NOTE 31. COSTS AND EXPENSES BY NATURE

Costs and expenses by nature for the year then ended as of December 31, 2018:

Nature of cost and operating expenses	Cost of sales ThCh$	Distribution costs ThCh$	Administrative expenses ThCh$	Other expenses by function ThCh$	Total ThCh$
Direct cost	378,810,873	—	—	—	378,810,873
Depreciation and amortization	4,997,542	1,236,706	915,265	—	7,149,513
Personnel expenses	23,624,232	35,295,435	20,378,652	—	79,298,319
Other expenses	2,109,949	77,619,147	13,681,325	4,002,077	97,412,498
Total	409,542,596	114,151,288	34,975,242	4,002,077	562,671,203

Depreciation and amortization disclosed above correspond to that recorded as part of Cost of Sales (indirect costs), Distribution Cost and Selling and Administrative expenses. Total depreciation and amortization amounted to ThCh$24,911,943 and ThCh$1,105,381, respectively (refer to note 29), the difference corresponding to ThCh$17,762,430 is included within direct cost.

F-129

The distribution of costs and expenses by nature for the year then ended as of December 31, 2017 is detailed as follows.

Nature of cost and operating expenses	Cost of sales ThCh$	Distribution costs ThCh$	Administrative expenses ThCh$	Other expenses by function ThCh$	Total ThCh$
Direct cost	382,485,664	—	—	—	382,485,664
Depreciation and amortization	4,567,176	1,182,185	937,885	—	6,687,246
Personnel expenses	23,567,600	32,645,310	19,846,352	—	76,059,262
Other expenses	1,458,777	79,180,130	10,326,170	3,037,270	94,002,347
Total	412,079,217	113,007,625	31,110,407	3,037,270	559,234,519

Depreciation and amortization disclosed above correspond to that recorded as part of Cost of Sales (indirect cost), Distribution Cost and Selling and Administrative Expenses. Total depreciation and amortization amounted to ThCh$23,245,867 and ThCh$1,108,762 (refer to note 29), the difference corresponding to ThCh$16,558,621 is included within direct cost.

Nature of cost and operating expenses	Cost of sales ThCh$	Distribution costs ThCh$	Administrative expenses ThCh$	Other expenses by function ThCh$	Total ThCh$
Direct cost	385,682,789	—	—	—	385,682,789
Depreciation and amortization	5,005,862	1,370,580	1,020,423	—	7,396,865
Personnel expenses	20,201,501	34,656,241	19,769,974	—	74,627,716
Other expenses	1,491,719	85,010,663	10,771,771	2,067,273	99,341,426
Total	412,381,871	121,037,484	31,562,168	2,067,273	567,048,796

Depreciation and amortization disclosed above correspond to that recorded as part of Cost of Sales (indirect costs), Distribution Cost and Selling and Administrative expenses. Total depreciation and amortization amounted to ThCh$21,396,547 and ThCh$1,119,655, respectively (refer to note 29).

NOTE 32. OTHER INCOME

Other income by function is detailed as follows:

Nature	From January 1 to December 31, 2018 ThCh$	From January 1 to December 31, 2017 ThCh$	From January 1 to December 31, 2016 ThCh$
Sale of property, plant and equipment	164,832	2,376,128	5,816,356
Severance payments	516,018	1,942,466	2,206,908
Sale of wood, cartons and other products	207,088	263,240	228,236
Office rental	89,291	119,278	89,964
Fair value of shares	107,418	—	45,506
Income tax refund	159,785	87,556	—
Charge regularization	408,665	227,424	92,009
Gain obtained for business combination (*)	6,218,022	2,485,008	—
Other	678,516	130,310	182,924
Total	8,549,635	7,631,410	8,661,903

(*) See note 12 Goodwill.

F-130

NOTE 33. FINANCIAL RESULTS

For the year them ended as of December 31, 2018, 2017 and 2016, finance income and finance costs are composed of the following.

Financial result	From January 1 to December 31, 2018 ThCh$	From January 1 to December 31, 2017 ThCh$	From January 1 to December 31, 2016 ThCh$
Finance cost	(11,647,790)	(9,985,677)	(10,305,449)
Finance income	924,066	570,531	970,651
Expense form inflation adjustment unit	(1,015,159)	(628,448)	(39,279)
Foreign currency translation difference	10,648,800	8,586,953	749,876
Total	(1,090,083)	(1,456,641)	(8,624,201)

Finance cost	From January 1 to December 31, 2018 ThCh$	From January 1 to December 31, 2017 ThCh$	From January 1 to December 31, 2016 ThCh$
Bank borrowings	(3,405,292)	(4,699,500)	(6,151,132)
Bonds payable and promissory notes	(4,777,079)	(3,808,671)	(3,061,014)
Other finance costs	(3,465,419)	(1,477,506)	(1,093,303)
Total	(11,647,790)	(9,985,677)	(10,305,449)

Finance income	From January 1 to December 31, 2018 ThCh$	From January 1 to December 31, 2017 ThCh$	From January 1 to December 31, 2016 ThCh$
Investment income	708,919	377,695	186,571
Other finance income	215,147	192,836	784,080
Total	924,066	570,531	970,651

Income (expense) for inflation adjustment units	From January 1 to December 31, 2018 ThCh$	From January 1 to December 31, 2017 ThCh$	From January 1 to December 31, 2016 ThCh$
Bonds payable and promissory notes	(4,592,126)	(2,105,288)	(2,537,694)
Bank borrowings	(7,669)	(7,187)	(395,225)
Other	3,584,636	1,484,027	2,893,640
Total	(1,015,159)	(628,448)	(39,279)
F-131

Exchange difference	From January 1 to December 31, 2018 ThCh$	From January 1 to December 31, 2017 ThCh$	From January 1 to December 31, 2016 ThCh$
Exchange difference in trade receivables	3,415,782	(2,985,022)	(2,783,564)
Exchange differences in related party balances	9,306,552	3,333,868	(3,243,740)
Exchange difference in advertising contributions	(820,515)	194,235	2,183,765
Exchange difference in derivatives	(661,485)	8,063,800	2,866,010
Exchange difference in bank borrowings	(261,089)	474,125	1,071,611
Other foreign currency translation differences	(330,445)	(494,053)	655,794
Total	10,648,800	8,586,953	749,876

NOTE 34. ENVIRONMENT

34.1	Disclosures on disbursements related to the environment

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

34.2	Detail of information related to the environment

As of December 31, 2018, the net balance of assets destined to improve the environment amounted to ThCh$2,428,092, which is represented in items as constructions and works of infrastructure and machinery and equipment. In addition, as of December 31, 2017, such balance amounted to ThCh$2,738,471, which was represented in items as construction and infrastructure works and machinery and equipment.

34.3	Disbursements of the period related to the environment performed as of December 31, 2018.
Identification of the Parent and Subsidiary	Name of project to which the project is associated	Detail of concept for which the expenditure was or will be made	Indication of whether the expenditure is part of the cost of an asset or was reflected as expense	Description of the asset or expense item	Amount of expenditure ThCh$	Actual or estimated date in which the expenditure will be made
Viña Concha y Toro	Water treatment	Maintenance and supply of water treatment plants	Reflected as expense	Expenses in oenological warehouses and water treatment	1,642,599	No estimation
Total disbursements for the period related to the environment					1,642,599
F-132

NOTE 35. COLLATERALS COMMITTED WITH THIRD PARTIES

35.1	Direct collaterals as of December 31, 2018 and 2017.
				Balances pending payment at the
Creditor of the guarantee	Debtor Name	Relationship	Type of guarantee	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$	1 year	2 years	Over 3 years
Instituto de Desarrollo Agropecuario	Viña Concha y Toro S.A.	Third party	Per contract	—	1,193	—	—	—
Instituto de Desarrollo Agropecuario	Viña Concha y Toro S.A.	Third party	Per contract	2,006	2,006	2,006	—	—
Instituto de Desarrollo Agropecuario	Viña Concha y Toro S.A.	Third party	Per contract	2,045	—	—	—	—
Ministerio de Obras Públicas	Viña Concha y Toro S.A.	Third party	Per contract	—	1,225	—	—	—
Ministerio de Obras Públicas	Viña Concha y Toro S.A.	Third party	Per contract	1,236	—	1,236	—	—
Ministerio de Obras Públicas	Viña Concha y Toro S.A.	Third party	Per contract	1,236	—	1,236	—	—
Comisión Nacional de Investigación	Viña Concha y Toro S.A.	Third party	Per contract	—	20,850	—	—	—
Comite Innova Chile	Viña Concha y Toro S.A.	Third party	Per contract	11,132	11,132	11,132	—	—
Comite Innova Chile	Viña Concha y Toro S.A.	Third party	Per contract	—	371,080	—	—	—
Comite Innova Chile	Viña Concha y Toro S.A.	Third party	Per contract	12,000	12,000	12,000	—	—
Comite Innova Chile	Viña Concha y Toro S.A.	Third party	Per contract	280,000	280,000	—	—	280,000
Rockstar	Viña Concha y Toro S.A.	Third party	Per contract	173,693	—	173,693	—	—
Comite Innova Chile	Viña Concha y Toro S.A.	Third party	Per contract	280,609	—	—	280,609	—

35.2	Indirect collaterals as of December 31, 2018 and 2017.
				Balances pending payment at the
Creditor of the guarantee	Debtor Name	Relationship	Type of guarantee	As of December 31, 2018 ThCh$	As of December 31, 2017 ThCh$	1 year	2 years	Over 3 years
BBVA Frances	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	—	1,352,450	—	—	—
BBVA Frances	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	—	706,963	—	—	—
Liberty Mutual	Fetzer Vineyars	Subsidiary	Co-debtor	—	178,585	—	—	—
Mexico	VCT Mexico	Subsidiary	Co-debtor	2,223,264	—	2,223,264	—	—
Fetzer	Fetzer Vineyars	Subsidiary	Co-debtor	201,831	—	201,831	—	—
Robino y Galandrino	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	—	1,967,200	—	—	—
Credicorp	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	—	992,821	—	—	—
BBVA Frances	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	—	749,995	—	—	—
Credicoorp	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	—	829,913	—	—	—
Alfa Laval SpA	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	—	121,682	—	—	—
Robino y Galandrino	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	—	106,982	—	—	—
Banco de La Nacion	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	—	1,235,648	—	—	—
Trivento	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	2,813,819	—	—	—	—
Trivento	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	778,142	—	778,142	—	—
Trivento	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	773,974	—	773,974	—	—
CREDICOOP COOP	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	708,665	—	3,977,211	—	—
BBVA Frances	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	1,198,478	—	7,954,422	—	—
Credicoop	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	917,096	—	15,908,843	—	—
BBVA Frances	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	566,238	—	31,817,687	—	—
Credicoop	Trivento Bodegas y Viñedos S.A.	Subsidiary	Co-debtor	2,612,335	—	61,412,110	—	—
F-133

NOTE 36. CONTINGENCIES, RESTRICTIONS AND LAWSUITS

1)	Wine Contract: The Company has entered into long term agreements for acquisitions of grapes and wine, with different maturities and the last of these contracts has its maturity in 2029. The estimated amount of these contracts is approximately of ThCh$17,758,370.

Restrictions and Limits for issuance of Public Offer Bonds.

The restrictions or limits to which the Company is subject to the covenants associated with the issuance of public offering bonds in Series J, K, N and Q, detailed as follows:

1)	Series J and K bonds, issued with charge to the line of bonds registered under number 575 in the Security Registry on March 23, 2009 and placed in 2014.

The restrictions or limits to which the Company is subject to are as follows:

a)	Maintaining an Indebtedness Ratio not greater than 1.4 times. For such purposes, Indebtedness Ratio shall be understood as the ratio calculated between Total Liabilities and Equity. Total Liabilities shall be understood as the sum of accounts in the Issuer’s Classified Statement of Financial Position referred to as Total Current Liabilities and Total Non-Current Liabilities, which are included in the Issuer’s Consolidated Financial Statements. Additionally, this will consider all the debts or obligations of third parties of any nature which are not included in these liabilities reflected in such items and external for the Issuer or its Subsidiaries as the case may be, which are secured with collateral and/or personal guarantees of any type granted by the Issuer or any of its subsidiaries, but not limited to, co-debtor, securities, several guarantees, pledges and mortgages, all of which without recognizing twice those debts or obligations, including performance bonds. The Issuer should send to the Representative, provided such individual requires it, the background allowing the verification of the ratio referred to in this number. Equity shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2018, the Company’s Indebtedness Ratio was 1.00 times;

b)	Maintaining at all times during the term of this issuance of Bonds Minimum Equity of UF 5,000,000. Equity shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2018, the Company’s Equity amounted to UF 20,775,915;

c)	Maintaining at all times Minimum Finance Cost Coverage Ratio of 2.5 times. The Finance Cost Coverage Ratio should be calculated on the twelve-month period prior to the date of issuance of the Consolidated Financial Statements. For such purposes, Finance Cost Coverage Ratio shall be understood as the ratio between the Gross profit (loss) less distribution costs, administrative expenses and plus depreciation expense and amortization expense, and finance costs. Depreciation expense shall be understood as the Depreciation item included in cost of sales and administrative expenses in the Note on Operating Segments in the Issuer’s Consolidated Financial Statements. Amortization expense shall be understood as the item amortization expense presented in the Note on Intangible assets in the Issuer’s Consolidated Financial Statements. Finance costs shall be understood as the item presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Gross profit (loss) relates to the account gross profit presented in the Statement of Income in the Issuer’s Consolidated Financial Statements. Distribution costs correspond to the account distribution costs presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Administrative expenses relates to the account administrative expenses presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. As of December 31 2018, the Company’s Finance Cost Coverage Ratio amounted to 7.00 times;
F-134

d)	Send to the representative of the bondholders, together with the copies of its quarterly and annual Consolidated Financial Statements, a letter signed by its legal representative, leaving evidence of compliance of the financial ratios defined in letters a), b) and c) above.

e)	Send to the representative of the bondholders a copy of its quarterly and annual Consolidated Financial Statements during the same term in which they should be delivered to the Financial Market Commission (CMF), the financial statement of its Subsidiaries that are regulated by the standards applicable to openly-held shareholders’ corporations and all other public information that the Issuer provides to the CMF. In addition, the Company should send a copy of the risk rating reports, no later than within five days after receiving them from the private risk raters;

f)	Recording in its accounting records the provisions arising from adverse contingencies which, in the Issuer’s judgment, must be reflected in its or its subsidiaries’ Consolidated Financial Statements. The Issuer will ensure that its Subsidiaries comply with the provisions of this letter;

g)	The Issuer commits to ensure that the operations that it conducts with its Subsidiaries or other related parties are conducted under conditions similar to those customarily prevailing in the market. With respect to the concept “related parties,” this shall be defined as provided in Article 100 of Law 18.045;

h)	The Issuer should establish and maintain adequate accounting systems based on International Financial Reporting Standards (IFRS) and the instructions issued by the Financial Market Commission (CMF). The Issuer shall ensure that its domestic Subsidiaries comply with the provisions in this letter. However, with respect to foreign Subsidiaries, these should be in accordance with the accounting standards generally accepted in their respective countries and, for consolidation purposes, the applicable adjustments should be made to be in accordance with International Financial Reporting Standards (IFRS) and the instructions issued by the Financial Market Commission (CMF). In addition, the Issuer should engage and maintain a reputable domestic or international an independent external audit firm for the examination and analysis of its Consolidated Financial Statements, with respect of which such firm should issue an opinion at December the thirty first of each year;

i)	The Issuer must comply with the laws, regulations and other legal provisions applicable to it, having also to comply with, with no limitation whatsoever, the payment on the time using the method required of all the taxes, duties, excises and charges affecting the Issuer or its movable or immovable assets, except for those disputed in good faith and in accordance with the applicable legal and/or administrative proceedings and, provided that, in such case, adequate reserves are maintained to cover such contingency, in conformity with International Financial Reporting Standards (IFRS) an the instructions issued by the Financial Market Commission (CMF).

j)	Maintaining during the term of this issuance, Restricted Assets free of Liens, which are equivalent, at least, to 1.5 times the total amount of total placements of bonds effective as placed with a charge to the line of bonds agreed in accordance with the bond issuance agreement. Such obligation shall be required solely at the closing dates of the Consolidated Financial Statements (as such concept is defined in the first clause of the Bond Issuance Agreement). For such purposes, Restricted Liens shall be understood as any type of liens, collateral, encumbrances, restrictions or any type of privileges on or relative to the Issuer’s present or future assets. The assets and debts are measured at carrying amount not considering those liens established by any authority in respect to taxes that are not yet owed by the Issuer and which are being duly disputed by the Issuer, liens constituted during the ordinary course of the Issuer’s business activities, which are being duly disputed by the Issuer, preferences established by the Law, liens constituted by virtue of the bond issuance agreement and all those liens to which the Issuer has not provided its consent and which are being disputed by it. The Issuer should send to the Representative of the Bondholders, provided such individual requires it, the background allowing the verification of the ratio referred to in this section. As of December 31, 2018, Restricted Assets free of liens on the total amount of placements as placed with a charge to the line of bonds amounted to 24.95 times; and
F-135

k)	Maintaining insurance policies fairly supporting its assets, in accordance with the usual practices for the industries of the nature of the Issuer’s industry. The Issuer shall ensure that its Subsidiaries also comply with that established in this letter.

Acceleration clauses

a)	Should the Issuer have a default or simple delay in the payment of any partial payment of interests or repayment of principal owed of the Bonds;

b)	Should the Issuer not comply with any of the obligations of providing information to the Representative of the Bondholders and this is not resolved within thirty business days from the date in which this is required in writing by the Representative of Bondholders. The information that the Issuer must provide to the Representative of Bondholders is: (i) a Copy of its quarterly and annual Consolidated Financial Statements and those of its Subsidiaries regulated by standards applicable to openly-held shareholders’ corporations; (ii) Other public information that the Issuer provides to the Financial Market Commission (CMF),; (iii) A copy of the reports issued by risk raters; (iv) a Report on compliance with the obligations assumed by virtue of the issuance agreement, which has to be delivered within the same term in which the Consolidated Financial Statements have to be delivered to the CMF; and (vi) Notice of every circumstance implying the default or breach of the conditions or obligations assumed by virtue of the issuance agreement, as soon as the event or breach occurs or it becomes aware of it;

c)	If the default or breach of any other commitment or obligation assumed by the Issuer by the Issuance Agreement or Supplemental Deeds persists for a period equal to or greater than sixty days after the Representative of the Bondholders has sent to the Issuer, through registered mail, a written notice describing the default or breach requiring remediation. This except for default or breach with respect to the Indebtedness Ratio and Finance Cost Coverage Ratio, in which case the default will be ninety days after the date in which the Representative of the Bondholders had sent to the Issuer, through registered mail, the notice. The Representative of the Bondholders should send the notice to the Issuer within the business day subsequent to the date in which it has verified the related default or breach by the Issuer and, in any case, within the term established by the Financial Market Commission (CMF), through a general standard issued in accordance with article one hundred and nine, letter (b) of the Securities Market Act, if the latter is lower;

d)	Should the Issuer or any of its Significant Subsidiaries not resolve within a term of thirty business days any past due o simple delay situation related to the payment of the debt obligations for an accumulated total sum greater than that equivalent in Chilean pesos to UF 150,000 and the date of the payment of the obligations included in such amount had not been expressly postponed. Such amount will not consider the obligations that (i) are subject to pending litigation or lawsuits for obligations not recognized by the Issuer in its accounting records or (ii) related to the price of constructions or the acquisition of assets the payment of which has been objected any the Issuer because of defect in such constructions or assets or because of noncompliance by the related builder or seller or its obligations under the contract. For such purposes, the exchange rate or parity prevailing at the date of the related calculation shall be used;

e)	Should any other creditor of the Issuer or of any of its Significant Subsidiaries legitimately collects from it or any of its Significant Subsidiaries the total amount of a loan subject to term conditions, by having exercised the right to request the early expiration of the related loan because of default by the Issuer or any of its Significant Subsidiaries, as contained in the relevant contract. However, except for the cases in which the sum of the loans collected earlier as provided in this number, do not exceed the accumulated amount of UF 150,000. For such purposes, the exchange rate or parity prevailing at the date of the related calculation shall be used;
F-136

f)	Should the Issuer or any of its Significant Subsidiaries be declared in bankruptcy or in notorious insolvency or proposes a preventive legal agreement with its creditors or prepares any written statement through which it acknowledges its inability to pay its obligations on the related expiration dates, without any of such events being resolved within a term of sixty days from the related bankruptcy declaration, insolvency situation or proposal for preventive legal agreement. Should the bankruptcy of the Issuer be declared, the Bonds shall become payable earlier as provided in the law;

g)	If any declaration by the Issuer in the instruments that are granted or subscribed because of noncompliance with the obligations contained in the issuance agreement or supplementary deeds, or those that are provided in issuing or registering the Bonds that are issued with a charge to this Line, were manifestly false or willfully incomplete in any essential aspect of the declaration;

h)	If the duration term of the Issuer is amended to a date earlier than effective term of Bonds issued with charge to the respective line; or if the Issuer Company undergoes an early dissolution; or if there is a decrease in the capital effectively subscribed and paid in terms which do not comply with the ratio established for the financial indicator of Debt Ratio, Equity and Finance Cost Coverage Ratio;

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

j)	If in the future the Issuer or any of its Subsidiaries grant actual collateral to new bond issuance or to any financial credit, cash credit operation or other credits, except those in the following cases: one) collateral existent at the issuance contract date; two) collateral created to finance, refinance or amortize the purchase price or costs including construction costs, assets acquired after the issuance contract; three) collateral granted by the Issuer in favor of its Subsidiaries or vice versa; four) collateral granted by a company which subsequently merged with the Issuer; five) collateral over assets acquired by the Issuer after the issuance contract, which are constituted before its purchase; and, six) extension or renewal of any collateral herein mentioned in one) to five), inclusive. However, the Issuer or any of its Subsidiaries may always grant actual collateral to new bond issuance or to any financial credit, cash credit operation or other current credits, if in advance and simultaneously, they constitute collateral at least proportionally equivalents in favor of Bondholders. In this case, the proportional amount of collateral will be assessed, every opportunity, by the Representative of Bondholders, who, if considered sufficient, will grant collateral’ constituent instruments in favor of the Bondholders.

2)	Bonds Series N, issued with charge to the line of bonds registered under number 841 in the Security Registry on October 12, 2016 and placed in 2016.
F-137

The restrictions or limits to which the Company is subject to are as follows:

a)	Maintaining an Indebtedness Ratio not greater than 1.2 times. For such purposes, Indebtedness Ratio shall be understood as the ratio calculated between Total Liabilities and Equity. Total Liabilities shall be understood as the sum of accounts in the Issuer’s Classified Statement of Financial Position referred to as Total Current Liabilities and Total Non-Current Liabilities, which are included in the Issuer’s Consolidated Financial Statements. Additionally, this will consider all the debts or obligations of third parties of any nature which are not included in the liabilities reflected in such items and external for the Issuer or its Subsidiaries as the case may be, which are secured with collateral and/or personal guarantees of any type granted by the Issuer or any of its subsidiaries, but not limited to, co-debtor, securities, several guarantees, pledges and mortgages, all of which without recognizing twice those debts or obligations, including performance bonds. The Issuer should send to the Representative, provided such individual requires it, the background allowing the verification of the ratio referred to in this number. Equity shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2018, the Company’s Indebtedness Ratio was 0.49 times;

b)	Maintaining at all times during the term of this issuance of Bonds Minimum Equity of UF 5,000,000 (ThCh$ 133,990,700). Equity shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2018, the Company’s Equity amounted to UF 20,755,917;

c)	Maintaining at all times Minimum Financial Cost Coverage Ratio of 2.5 times. The Finance Cost Coverage Ratio should be calculated on the twelve-month period prior to the date of issuance of the Consolidated Financial Statements. For such purposes, Finance Cost Coverage Ration shall be understood as the ratio between the Gross profit (loss) less distribution costs, administrative expenses and plus depreciation expense and amortization expense, and finance costs. Depreciation expense shall be understood as the Depreciation item included in cost of sales and administrative expenses in the Note on Operating Segments in the Issuer’s Consolidated Financial Statements. Amortization expense shall be understood as the item amortization expense presented in the Note on Intangible assets in the Issuer’s Consolidated Financial Statements. Finance costs shall be understood as the item presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Gross profit (loss) relates to the account gross profit presented in the Statement of Income in the Issuer’s Consolidated Financial Statements. Distribution costs correspond to the account distribution costs presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Administrative expenses relates to the account administrative expenses presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. As of December 31 2018, the Company’s Finance Cost Coverage Ratio amounted to 7.00 times;

d)	Sending to the Representative of the Bondholders, together with the copies of its quarterly and annual Consolidated Financial Statements, a letter signed by its legal representative, leaving evidence of compliance of the financial ratios defined in letters a), b) and c) above.

e)	Sending to the Representative of the Bondholders a copy of its quarterly and annual Consolidated Financial Statements during the same term in which they should be delivered to the Financial Market Commission (CMF), the financial statement of its Subsidiaries that are regulated by the standards applicable to openly-held shareholders’ corporations and all other public information that the Issuer provides to the CMF. In addition, the Company should send a copy of the risk rating reports, no later than within five days after receiving them from the private risk raters;

f)	Recording in its accounting records the provisions arising from adverse contingencies which, in the Issuer’s judgment, must be reflected in its o its subsidiaries’ Consolidated Financial Statements. The Issuer will ensure that its Subsidiaries comply with the provisions of this section;

g)	The Issuer commits to ensure that the operations that it conducts with its Subsidiaries or other related parties are conducted under conditions similar to those customarily prevailing in the market. With respect to the concept “related parties,” this shall be defined as provided in Article 100 of Law 18.045;
F-138

h)	The Issuer should establish and maintain adequate accounting systems based on International Financial Reporting Standards (IFRS) and the instructions issued by the Financial Market Commission (CMF). The Issuer shall ensure that its domestic Subsidiaries comply with the provisions in this letter. However, with respect to foreign Subsidiaries, these should be in accordance with the accounting standards generally accepted in their respective countries and, for consolidation purposes, the applicable adjustments should be made to be in accordance with International Financial Reporting Standards (IFRS) and the instructions issued by the Financial Market Commission (CMF). In addition, the Issuer should engage and maintain a reputable domestic or international an independent external audit firm for the examination and analysis of its Consolidated Financial Statements, with respect of which such firm should issue an opinion at December the thirty first of each year;

i)	The Issuer must comply with the laws, regulations and other legal provisions applicable to it, having also to comply with, with no limitation whatsoever, the payment on the time using the method required of all the taxes, duties, excises and charges affecting the Issuer or its movable or immovable assets, except for those disputed in good faith and in accordance with the applicable legal and/or administrative proceedings and, provided that, in such case, adequate reserves are maintained to cover such contingency, in conformity with International Financial Reporting Standards (IFRS) an the instructions issued by the Financial Market Commission (CMF).

j)	Maintaining during the term of this issuance, Restricted assets free of Liens, which are equivalent, at least, to 1.5 times the total amount of total placements of bonds effective as placed with a charge to the line of bonds agreed in accordance with the bond issuance agreement. Such obligation shall be required solely at the closing dates of the Consolidated Financial Statements (as such concept is defined in the first clause of the Bond Issuance Agreement). For such purposes, Restricted Liens shall be understood as any type of liens, collateral, encumbrances, restrictions or any type of privileges on or relative to the Issuer’s present or future assets. The assets and debts are measured at carrying amount not considering those lines established by any authority in respect to taxes that are not yet owed by the Issuer and which are being duly disputed by the Issuer, liens constituted during the ordinary course of the Issuer’s business activities, which are being duly disputed by the Issuer, preferences established by the Law, liens constituted by virtue of the bond issuance agreement and all those liens to which the Issuer has not provided its consent and which are being disputed by it. The Issuer should send to the Representative of the Bondholders, provided such individual requires it, the background allowing the verification of the ratio referred to in this section. As of December 31, 2018, Restricted Assets free of liens on the total amount of placements as placed with a charge to the line of bonds amounted to 20.79 times; and

k)	Maintaining insurance policies fairly supporting its assets, in accordance with the usual practices for the industries of the nature of the Issuer’s industry. The Issuer shall ensure that its Subsidiaries also comply with that established in this letter.

Acceleration clauses

a)	Should the Issuer have a default or simple delay in the payment of any partial payment of interests or repayment of principal owed of the Bonds;

b)	Should the Issuer not comply with any of the obligations of providing information to the Representative of the Bondholders and this is not resolved within thirty business days from the date in which this is required in writing by the Representative of Bondholders. The information that the Issuer must provide to the Representative of Bondholders is: (i) a Copy of its quarterly and annual Consolidated Financial Statements and those of its Subsidiaries regulated by standards applicable to openly-held shareholders’ corporations; (ii) Other public information that the Issuer provides to the CMF; (iii) A copy of the reports issued by risk raters; (iv) a Report on compliance with the obligations assumed by virtue of the issuance agreement, which has to be delivered within the same term in which the Consolidated Financial Statements have to be delivered to the CMF; and (vi) Notice of every circumstance implying the default or breach of the conditions or obligations assumed by virtue of the issuance agreement, as soon as the event or breach occurs or it becomes aware of it;
F-139

c)	If the default or breach of any other commitment or obligation assumed by the Issuer by virtue of the Issuance Agreement or Supplemental Deeds persists for a period equal to or greater than sixty days after the Representative of the Bondholders has sent to the Issuer, through registered mail, a written notice describing the default or breach requiring remediation. This except for default or breach with respect to the Indebtedness Ratio and Finance Cost Coverage Ratio, in which case the default will be ninety days after the date in which the Representative of the Bondholders had sent to the Issuer, through registered mail, the aforementioned notice. The Representative of the Bondholders should send the notice to the Issuer within the business day subsequent to the date in which it has verified the related default or breach by the Issuer and, in any case, within the term established by the CMF through a general standard issued in accordance with article one hundred and nine, letter (b) of the Securities Market Act, if the latter is lower;

d)	Should the Issuer or any of its Significant Subsidiaries not resolve within a term of thirty business days any past due o simple delay situation related to the payment of the debt obligations for an accumulated total sum greater than that equivalent in Chilean pesos to UF 150,000 and the date of the payment of the obligations included in such amount had not been expressly postponed. Such amount will not consider the obligations that (i) are subject to pending litigation or lawsuits for obligations not recognized by the Issuer in its accounting records or (ii) related to the price of constructions or the acquisition of assets the payment of which has been objected any the Issuer because of defect in such constructions or assets or because of noncompliance by the related builder or seller or its obligations under the contract. For such purposes, the exchange rate or party prevailing at the date of the related calculation shall be used;

e)	Should any other creditor of the Issuer or of any of its Significant Subsidiaries legitimately collects from it or any of its Significant Subsidiaries the total amount of a loan subject to term conditions, by virtue of having exercised the right to request the early expiration of the related loan because of default by the Issuer or any of its Significant Subsidiaries, as contained in the relevant contract. However, except for the cases in which the sum of the loans collected earlier as provided in this number, do not exceed the accumulated amount of UF 150,000. For such purposes, the exchange rate or party prevailing at the date of the related calculation shall be used;

f)	Should the Issuer and/or any of its Significant Subsidiaries incur in cessation of payments, filed a requested voluntarily or incur any cause for filing a liquidation process, as established in the Law twenty thousand, seven hundred an twenty; or if any liquidation process is filed by or against the Issuer and/or any of its Significant Subsidiaries; or if any process is filed by or against the Issuer and/or any of its Significant Subsidiaries for its dissolution, liquidation, reorganization, tender, proposals for legal or extrajudicial agreement or payment arrangement, in accordance with Law twenty thousand, seven hundred and twenty or any law on insolvency or tender; or requests the appointment of a receiver, administrative receiver, inspector or another similar officer with respect to the Issuer and/or any of its Significant Subsidiaries, or of a significant portion of its asset, or if the Issuer takes any action to allow any of the acts indicated above in this number, provided that, in the case of a tender process for the liquidation in which the Issuer is the debtor, this is not be objected or disputed as to whether it is legitimate by the Issuer with written and justified information with the Courts of Justice within the thirty days following the date of beginning of such process. However and for these purposes, the procedures filed against the Issuer and/or any of it Significant Subsidiaries will necessarily have to be supported by one or two executive securities for amounts that individually or in aggregate, exceed the amount equivalent to UF one hundred and fifty thousand and provided that such proceedings are not objected or disputed as to their status of being legitimate by the Issuer or the related Significant Subsidiary with written and justified information with the Courts of Justice within the term established by the law for such purposes. For such purposes, it shall be considered that a proceeding has been filed when the related collection legal actions have been noticed to the Issuer or related Significant Subsidiary.
F-140

g)	if any declaration by the Issuer in the instruments that are granted or subscribed as a result of noncompliance with the obligations contained in the issuance agreement or supplementary deeds, or those that are provided in issuing or registering the Bonds that are issued with a charge to this Line, were manifestly false or willfully incomplete in any essential aspect of the declaration;

h)	If the duration term of the Issuer is amended to a date earlier than effective term of Bonds issued with charge to the respective line; or if the Issuer Company undergoes an early dissolution; or if there is a decrease in the capital effectively subscribed and paid in terms which do not comply with the ratio established for the financial indicator of Debt Ratio, Equity and Finance Cost Coverage Ratio;

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

j)	If in the future the Issuer or any of its Subsidiaries grant actual collateral to new bond issuance or to any financial credit, cash credit operation or other credits, except those in the following cases: one) collateral existent at the issuance contract date; two) collateral created to finance, refinance or amortize the purchase price or costs including construction costs, assets acquired after the issuance contract; three) collateral granted by the Issuer in favor of its Subsidiaries or vice versa; four) collateral granted by a company which subsequently merged with the Issuer; five) collateral over assets acquired by the Issuer after the issuance contract, which are constituted before its purchase; and, six) extension or renewal of any collateral herein mentioned in one) to five), inclusive. However, the Issuer or any of its Subsidiaries may always grant actual collateral to new bond issuance or to any financial credit, cash credit operation or other current credits, if in advance and simultaneously, they constitute collateral at least proportionally equivalents in favor of Bondholders. In this case, the proportional amount of collateral will be assessed, every opportunity, by the Representative of Bondholders, who, if considered sufficient, will grant collateral’ constituent instruments in favor of the Bondholders. In this case, the proportional amount of collateral will be assessed, every opportunity, by the Representative of Bondholders, who, if considered sufficient, will grant collateral’ constituent instruments in favor of the Bondholders.

3)	Bonds Series Q, issued with charge to the line of bonds registered under number 876 in the Security Registry on December 19, 2017 and placed in 2018.

The restrictions or limits to which the Company is subject to are as follows:

a)	Maintaining an Indebtedness Ratio not greater than 1.2 times. For such purposes, Net Indebtedness ratio shall be understood as the ratio between Net Financial Debt and Equity. Net Financial Debt shall be understood as the sum of the accounts in the Issuer’s Consolidated Classified Statement of Financial Position referred to as Other financial liabilities, current and Other financial liabilities, non-current, less the account in the Issuer’s Consolidated Classified Statement of Financial Position referred to as Cash and cash equivalents of the Issuer’s Consolidated Financial Statements. Equity shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2018, the Company’s Net Indebtedness Ratio was 0.49 times;
F-141

b)	Maintaining at all times during the term of this issuance of Bonds Minimum Equity of UF 5,000,000. Equity shall be understood as the sum of the accounts in the Classified Statement of Financial Position referred to Equity Attributable to Owners of the Parent and Non-Controlling Interests, included in the Issuer’s Consolidated Financial Statements. As of December 31, 2018, the Company’s Equity amounted to UF 20,755,917;

c)	Maintaining at all times Minimum Financial Cost Coverage Ratio of 2.5 times. The Finance Cost Coverage Ratio should be calculated on the twelve-month period prior to the date of issuance of the Consolidated Financial Statements. for such purposes, Finance Cost Coverage Ration shall be understood as the ratio between the Gross profit (loss) less distribution costs, administrative expenses and plus depreciation expense and amortization expense, and finance costs. Depreciation expense shall be understood as the Depreciation item included in cost of sales and administrative expenses in the Note on Operating Segments in the Issuer’s Consolidated Financial Statements. Amortization expense shall be understood as the item amortization expense presented in the Note on Intangible assets in the Issuer’s Consolidated Financial Statements. Finance costs shall be understood as the item presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Gross profit (loss) relates to the account gross profit presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Distribution costs correspond to the account distribution costs presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. Administrative expenses relates to the account administrative expenses presented in the Statement of Income by Function in the Issuer’s Consolidated Financial Statements. As of December 31 2018, the Company’s Finance Cost Coverage Ratio amounted to 7.00 times;

d)	Sending to the Representative of the Bondholders, together with the copies of its quarterly and annual Consolidated Financial Statements, a letter signed by its legal representative, leaving evidence of compliance of the financial ratios defined in letters a), b) and c) above.

e)	Sending to the Representative of the Bondholders a copy of its quarterly and annual Consolidated Financial Statements during the same term in which they should be delivered to the Financial Market Commission (CMF), the financial statement of its Subsidiaries that are regulated by the standards applicable to openly-held shareholders’ corporations and all other public information that the Issuer provides to the CMF. In addition, the Company should send a copy of the risk rating reports, no later than within five days after receiving them from the private risk raters;

f)	Recording in its accounting records the provisions arising from adverse contingencies which, in the Issuer’s judgment, must be reflected in its o its subsidiaries’ Consolidated Financial Statements. The Issuer will ensure that its Subsidiaries comply with the provisions of this section;

g)	The Issuer commits to ensure that the operations that it conducts with its Subsidiaries or other related parties are conducted under conditions similar to those customarily prevailing in the market. With respect to the concept “related parties,” this shall be defined as provided in Article 100 of Law 18.045;

h)	The Issuer should establish and maintain adequate accounting systems based on International Financial Reporting Standards (IFRS) and the instructions issued by the CMF. The Issuer shall ensure that its domestic Subsidiaries comply with the provisions in this letter. However, with respect to foreign Subsidiaries, these should be in accordance with the accounting standards generally accepted in their respective countries and, for consolidation purposes, the applicable adjustments should be made to be in accordance with International Financial Reporting Standards (IFRS) and the instructions issued by the CMF. In addition, the Issuer should engage and maintain a reputable domestic or international an independent external audit firm for the examination and analysis of its Consolidated Financial Statements, with respect of which such firm should issue an opinion at December the thirty first of each year;
F-142

i)	The Issuer must comply with the laws, regulations and other legal provisions applicable to it, having also to comply with, with no limitation whatsoever, the payment on the time using the method required of all the taxes, duties, excises and charges affecting the Issuer or its movable or immovable assets, except for those disputed in good faith and in accordance with the applicable legal and/or administrative proceedings and, provided that, in such case, adequate reserves are maintained to cover such contingency, in conformity with International Financial Reporting Standards (IFRS) an the instructions issued by the Financial Market Commission (CMF).

j)	Maintaining during the term of this issuance, Restricted Assets free of Liens, which are equivalent, at least, to 1.5 times the total amount of total placements of bonds effective as placed with a charge to the line of bonds agreed in accordance with the bond issuance agreement. Such obligation shall be required solely at the closing dates of the Consolidated Financial Statements (as such concept is defined in the first clause of the Bond Issuance Agreement). For such purposes, Restricted Liens shall be understood as any type of liens, collateral, encumbrances, restrictions or any type of privileges on or relative to the Issuer’s present or future assets. The assets and debts are measured at carrying amount not considering those lines established by any authority in respect to taxes that are not yet owed by the Issuer and which are being duly disputed by the Issuer, liens constituted during the ordinary course of the Issuer’s business activities, which are being duly disputed by the Issuer, preferences established by the Law, liens constituted by virtue of the bond issuance agreement and all those liens to which the Issuer has not provided its consent and which are being disputed by it. The Issuer should send to the Representative of the Bondholders, provided such individual requires it, the background allowing the verification of the ratio referred to in this section. As of December 31, 2018, Restricted Assets free of liens on the total amount of placements as placed with a charge to the line of bonds amounted to 20.79 times; and

k)	Maintaining insurance policies fairly supporting its assets, in accordance with the usual practices for the industries of the nature of the Issuer’s industry. The Issuer shall ensure that its Subsidiaries also comply with that established in this letter.

Acceleration Clauses

a)	Should the Issuer have a default or simple delay in the payment of any partial payment of interests or repayment of principal owed of the Bonds;

b)	Should the Issuer not comply with any of the obligations of providing information to the Representative of the Bondholders and this is not resolved within thirty business days from the date in which this is required in writing by the Representative of Bondholders. The information that the Issuer must provide to the Representative of Bondholders is: (i) a Copy of its quarterly and annual Consolidated Financial Statements and those of its Subsidiaries regulated by standards applicable to openly-held shareholders’ corporations; (ii) Other public information that the Issuer provides to the CMF; (iii) A copy of the reports issued by risk raters; (iv) a Report on compliance with the obligations assumed by virtue of the issuance agreement, which has to be delivered within the same term in which the Consolidated Financial Statements have to be delivered to the CMF; and (vi) Notice of every circumstance implying the default or breach of the conditions or obligations assumed by virtue of the issuance agreement, as soon as the event or breach occurs or it becomes aware of it;
F-143

c)	If the default or breach of any other commitment or obligation assumed by the Issuer by virtue of the Issuance Agreement or Supplemental Deeds persists for a period equal to or greater than sixty days after the Representative of the Bondholders has sent to the Issuer, through registered mail, a written notice describing the default or breach requiring remediation. This except for default or breach with respect to the Net Indebtedness Ratio and Finance Cost Coverage Ratio, in which case the default will be ninety days after the date in which the Representative of the Bondholders had sent to the Issuer, through registered mail, the aforementioned notice. The Representative of the Bondholders should send the notice to the Issuer within the business day subsequent to the date in which it has verified the related default or breach by the Issuer and, in any case, within the term established by the Financial Market Commission (CMF), through a general standard issued in accordance with article one hundred and nine, letter (b) of the Securities Market Act, if the latter is lower;

d)	Should the Issuer or any of its Significant Subsidiaries not resolve within a term of thirty business days any past due o simple delay situation related to the payment of the debt obligations for an accumulated total sum greater than that equivalent in Chilean pesos to UF 150,000 and the date of the payment of the obligations included in such amount had not been expressly postponed. Such amount will not consider the obligations that (i) are subject to pending litigation or lawsuits for obligations not recognized by the Issuer in its accounting records or (ii) related to the price of constructions or the acquisition of assets the payment of which has been objected any the Issuer because of defect in such constructions or assets or because of noncompliance by the related builder or seller or its obligations under the contract. For such purposes, the exchange rate or parity prevailing at the date of the related calculation shall be used;

e)	Should any other creditor of the Issuer or of any of its Significant Subsidiaries legitimately collects from it or any of its Significant Subsidiaries the total amount of a loan subject to term conditions, by virtue of having exercised the right to request the early expiration of the related loan because of default by the Issuer or any of its Significant Subsidiaries, as contained in the relevant contract. However, except for the cases in which the sum of the loans collected earlier as provided in this number, do not exceed the accumulated amount of UF 150,000. For such purposes, the exchange rate or parity prevailing at the date of the related calculation shall be used;

f)	Should the Issuer and/or any of its Significant Subsidiaries incur in cessation of payments, filed a requested voluntarily or incur any cause for filing a liquidation process, as established in the Law twenty thousand, seven hundred and twenty; or if any liquidation process is filed by or against the Issuer and/or any of its Significant Subsidiaries; or if any process is filed by or against the Issuer and/or any of its Significant Subsidiaries for its dissolution, liquidation, reorganization, tender, proposals for legal or extrajudicial agreement or payment arrangement, in accordance with Law twenty thousand, seven hundred and twenty or any law on insolvency or tender; or requests the appointment of a receiver, administrative receiver, inspector or another similar officer with respect to the Issuer and/or any of its Significant Subsidiaries, or of a significant portion of its asset, or if the Issuer takes any action to allow any of the acts indicated above in this number, provided that, in the case of a tender process for the liquidation in which the Issuer is the debtor, this is not be objected or disputed as to whether it is legitimate by the Issuer with written and justified information with the Courts of Justice within the thirty days following the date of beginning of such process. However and for these purposes, the procedures filed against the Issuer and/or any of it Significant Subsidiaries will necessarily have to be supported by one or two executive securities for amounts that individually or in aggregate, exceed the amount equivalent to UF one hundred and fifty thousand and provided that such proceedings are not objected or disputed as to their status of being legitimate by the Issuer or the related Significant Subsidiary with written and justified information with the Courts of Justice within the term established by the law for such purposes. For such purposes, it shall be considered that a proceeding has been foiled when the related collection legal actions have been noticed to the Issuer or related Significant Subsidiary.

g)	If any declaration by the Issuer in the instruments that are granted or subscribed as a result of noncompliance with the obligations contained in the issuance agreement or supplementary deeds, or those that are provided in issuing or registering the Bonds that are issued with a charge to this Line, were manifestly false or willfully incomplete in any essential aspect of the declaration;

h)	If the duration term of the Issuer is amended to a date earlier than effective term of Bonds issued with charge to the respective line; or if the Issuer Company undergoes an early dissolution; or if there is a decrease in the capital effectively subscribed and paid in terms which do not comply with the ratio established for the financial indicator of Debt Ratio, Equity and Finance Cost Coverage Ratio;
F-144

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

j)	If in the future the Issuer or any of its Subsidiaries grant actual collateral to new bond issuance or to any financial credit, cash credit operation or other credits, except those in the following cases: one) collateral existent at the issuance contract date; two) collateral created to finance, refinance or amortize the purchase price or costs including construction costs, assets acquired after the issuance contract; three) collateral granted by the Issuer in favor of its Subsidiaries or vice versa; four) collateral granted by a company which subsequently merged with the Issuer; five) collateral over assets acquired by the Issuer after the issuance contract, which are constituted before its purchase; and, six) extension or renewal of any collateral herein mentioned in one) to five), inclusive. However, the Issuer or any of its Subsidiaries may always grant actual collateral to new bond issuance or to any financial credit, cash credit operation or other current credits, if in advance and simultaneously, they constitute collateral at least proportionally equivalents in favor of Bondholders. In this case, the proportional amount of collateral will be assessed, every opportunity, by the Representative of Bondholders, who, if considered sufficient, will grant collateral’ constituent instruments in favor of the Bondholders. In this case, the proportional amount of collateral will be assessed, every opportunity, by the Representative of Bondholders, who, if considered sufficient, will grant collateral’ constituent instruments in favor of the Bondholders.

As of December 31, 2018, both financial and non-financial covenants were fulfilled.
F-145

a) Indebtedness Ratio not greater than 1.4 times (valid for Series J and K Bonds)

As of December 31, 2018 ThCh$
A) Total liabilities	574,014,863
B) Total equity	572,153,244
Indebtedness ratio (A/B)	1.00

b) Indebtedness Ratio not greater than 1.2 times (valid for Series N and Q Bonds)

As of December 31, 2018 ThCh$
A) Other financial liabilities, current	129,222,021
B) Other financial liabilities, non-current	191,209,617
C) Cash and cash equivalents	37,486,337
D) Net financial debt (A+B-C)	282,945,301
Total equity	572,153,244
Indebtedness ratio, net (D/E)	0.49

c) Minimum Finance Cost Coverage Ratio of 2.5 times (valid for Series J, K, N and Q Bonds)

As of December 31, 2018 ThCh$
A) Gross profit	204,586,309
B) Distribution expenses	114,151,288
C) Administrative expenses	34,975,242
D) Depreciation expense	24,911,943
E) Amortization for the year	1,105,381
F) Total (A-B-C+D+E)	81,477,103
G) Finance costs	11,647,790
Finance Cost Coverage Ratio (F/G)	7.00

d) Minimum equity of UF 5,000,000 (valid for Series J, K, N and Q Bonds)

As of December 31, 2018 ThCh$
A) Equity attributable to the owners of the parent	568,321,968
B) Non-controlling interests	3,831,276
C) Total equity (A+B)	572,153,244
D) Amount in UF	27,566
Equity in UF (C/D*1000)	20,755,917
F-146

d) Restricted Assets free of liens, which are equivalent, at least, to 1.5 times the total amount of total placements of bonds effective as placed with a charge to the line (valid for Series F, J, K, N and Q lines)

i) Line 575 (Series J and K Bonds)

As of December 31, 2018 ThCh$
A) Total assets	1,146,168,107
B) Encumbered assets	—
C) Restricted Assets free of liens	1,146,168,107
D) Total placements of bonds effective	45,942,987
Assets free of liens / Amount in Line 575 (C/D)	24.95

ii) Line 841 (Series N Bonds)

As of December 31, 2018 ThCh$
A) Total assets	1,146,168,107
B) Encumbered assets	—
C) Restricted Assets free of liens	1,146,168,107
D) Total placements of bonds effective	55,131,580
Assets free of liens / Amount in Line 841 (C/D)	20.79

iii) Line 876 (Series Q Bonds)

As of December 31, 2018 ThCh$
A) Total assets	1,146,168,107
B) Encumbered assets	—
C) Restricted Assets free of liens	1,146,168,107
D) Total placements of bonds effective	55,131,580
Assets free of liens / Amount in Line 841 (C/D)	20.79
F-147

4)	The following bank loans have no restrictions on their agreements
Debtor	Creditor	Currency	Nominal rate
Cono Sur S.A.	Banco Estado	USD	2.91%
Viña Concha Y Toro S.A.	Scotiabank	USD	2.16%
Viña Concha Y Toro S.A.	Scotiabank	USD	2.21%
Viña Concha Y Toro S.A.	Scotiabank	USD	2.21%
Viña Concha Y Toro S.A.	HSBC	USD	1.90%
Cono Sur S.A.	Banco de Chile	CLP	3.17%
Cono Sur S.A.	BBVA	CLP	3.31%
Trivento B. y Viñedos S.A.	San Juan	ARG	17.00%
Trivento B. y Viñedos S.A.	BBVA	USD	2.90%
Trivento B. y Viñedos S.A.	BBVA	USD	3.00%
Trivento B. y Viñedos S.A.	BBVA	USD	3.00%
Trivento B. y Viñedos S.A.	BBVA	USD	2.80%
Trivento B. y Viñedos S.A.	BBVA	USD	2.50%
Trivento B. y Viñedos S.A.	CREDICOOP	USD	2.75%
Trivento B. y Viñedos S.A.	CREDICOOP	USD	2.75%
Trivento B. y Viñedos S.A.	CREDICOOP	USD	2.75%
Trivento B. y Viñedos S.A.	BICE	USD	2.15%
Trivento B. y Viñedos S.A.	BBVA	USD	1.80%
Trivento B. y Viñedos S.A.	BBVA	USD	1.80%
VCT Brasil Imp. Y Exp. Ltda	Citibank	BRL	10.12%
VCT Brasil Imp. Y Exp. Ltda	Itaú Brasil	BRL	11.00%
VCT USA, Inc.	Estado NY	USD	2.90%
VCT USA, Inc.	Estado NY	USD	3.34%
VCT USA, Inc.	BCI Miami	USD	2.89%
VCT USA, Inc.	Estado NY	USD	2.78%
VCT USA, Inc.	Estado NY	USD	3.39%
Fetzer	Banco Estado	USD	3.12%
Fetzer	Banco Estado	USD	3.12%
VCT & DG México S.A.	Banamex	MXN	10.50%
Southern Brewing Company S.A.	Banco Estado	CLP	4.92%
Southern Brewing Company S.A.	Banco Estado	CLP	4.98%
Southern Brewing Company S.A.	Banco Estado	CLP	4.74%
Southern Brewing Company S.A.	Banco Estado	CLP	4.74%
Southern Brewing Company S.A.	Banco Estado	CLP	4.74%
Southern Brewing Company S.A.	Banco Chile	CLP	4.08%
Southern Brewing Company S.A.	Banco Chile	CLP	4.90%
Southern Brewing Company S.A.	Banco Chile	CLP	6.96%
Southern Brewing Company S.A.	Banco Security	CLP	7.32%
Southern Brewing Company S.A.	Banco Bci	CLP	3.96%
Southern Brewing Company S.A.	Security	UF	4.65%
Southern Brewing Company S.A.	Security	UF	3.88%
Southern Brewing Company S.A.	Banco de Chile	UF	4.31%
Southern Brewing Company S.A.	Banco Estado	UF	3.88%
F-148

5)	Viña Concha y Toro S.A. by reason of its business objective, it usually participates, as a plaintiff or defendant, in judicial proceedings aimed at claiming the payment of sums that third parties may owe or defense against claims made by third parties because of their labor, civil and commercial links with the Vineyard. The perspectives for success in these procedures vary from case to case.

6)	During the second semester of 2012, in Brazil, the Treasury Department of the State of Sao Paulo, through “Tax Assessment Notice and Imposition of Fine No. 4,013,335-7”,, officially determined and required the subsidiary VCT Brazil Import and Export Limited Subsidiary the payment of R$23,621,676.61 (equivalent to $4,242,156,864 Chilean pesos as of December 31, 2018) for an eventual accrual and non-payment of the local tax “ICMS-ST” (equivalent to VAT in Chile). The tax authority claims that this amount is owed as soon as the date of accrual and payment of this tax would be different and prior to the time the subsidiary uses for its entire amount. This would generate, according to the tax authority, the existence of ICMS-ST pending payment. The authority also claims R$ 59,724,976.92 (equivalent to $10,725,856,803 Chilean pesos as of December 31, 2018) for interest and R$22,115,103.00 (equivalent to $ 3,971,595,138 Chilean pesos as of December 31, 2018).) on as a fine.

The lawyers and expert advisors of Sao Paulo presented a legal defense at judicial level (Annulment Action for Fiscal Debit) based on arguments of form, in relation to the nullity of the fiscal resolution, and substantive, which are related to the non-enforceability of the ICMS -ST in the terms proposed by the authority. The Court of the State of Sao Paulo issued an order for the suspension of collection on ICMS-ST, interest and fines until the legal claim filed by VCT Brasil Import and Export Limited is awarded. The State of Sao Paulo appealed to this resolution, which was rejected on formal grounds. To date an expert appointed by the judge to conduct the accounting expertise submitted a report to the Court. In turn, VCT Brasil Import and Export Limited presented observations to said report. The judge issued an order for the expert to present his comments on these observations, to which the expert has already stated. Late in December 2016, the judge determined that VCT submit its response to the expert’s demonstration, which occurred in February 2017. On March 31, 2017, the judge determined that a new technical examination be made by another expert. As of December 6, 2017, the judge granted an additional 60 days for the new expert to complete the technical examination. On August 21, 2018, the expert submitted his report, which is favorable for the defense of VCT. As of October 18, 2018, VCT submitted its comments on such report. On December 10, the Judge determined that the expert expresses the comments indicated by the parties on the report.

In the opinion of the Company’s attorneys, both Brazilians and Chileans, VCT Brasil Importación y Exportación Limitada has reasonable and solid arguments for its defense and considers that there are significant possibilities that the challenge of the amounts settled by the tax authority will finally be accepted. Consequently, the Company considers that an eventual disbursement - that may cost a financial effect for this concept is unlikelyremote. In turn, given the complexity of the process of claiming the ” Infringement order and Imposition of Fine”, and its procedural stage, the Company believes that it is not feasible to deliver an estimated date for the resolution of this conflict, nor it is it is possible to provide an estimate of the financial impact associated with this litigious process, as it is also not possible to indicate the possibilities of a reimbursement of funds for this concept.

7)	On April 17, 2017, the Treasure department of the State of Sao Paulo issued a new “Violation and Fine Imposition Order” (Resolution No. 4,091,943), in which it requires the subsidiary VCT Brasil Import and Export Limited the payment of R$6,092,126.30 (equivalent to $1,094,069,478 Chilean pesos as of December 31, 2018) for an eventual accrual and non-payment of the local tax “ICMS-ST” (equivalent to VAT in Chile), relative to the period from August 2012 to December 2012. The tax authority claims that this amount is owed as soon as the date of accrual and payment of this tax would be different and prior to the time the subsidiary uses it for payment. This would generate, according to the tax authority, the existence of ICMS-ST pending payment. The authority also claims R$6,048,887.74 (equivalent to $1,086,304,375 Chilean pesos as of December 31, 2018) for interest and R$5,148,924.00 (equivalent to $924,682,174 Chilean pesos as of December 31, 2018).) as a fine.
F-149

The lawyers and specialists from Sao Paulo presented during May 2017 an administrative level defense based on formal arguments, in relation to the nullity of the tax resolution, and substantive, which are related to the non-enforceability of the ICMS- ST in the terms proposed by the authority.

As of October 16, 2018, VCT received a notice through the court of the judgment which reduced the debit, which started the term for the submission of its appeal and also for the reply to the automated appeal by the Government. As of November 9, 2018, VCT submitted its appeal and the reply to the appeal filed by the Government.

As in the previous case, in the opinion of the Company’s attorneys, both Brazilians and Chileans, VCT Brasil Importación y Exportación Limitada has reasonable and solid arguments for its defense and considers that there are significant possibilities that the objection of the amounts liquidated by the fiscal authority were finally accepted. Because of the above, the Company considers that an eventual disbursement - that may cost a financial effect - for this concept is unlikelyremote. In turn, given the complexity of the process of claiming the “Act of Infringement and Imposition of Fine”, and its initial procedural stage, the Company has concluded that it is not feasible to determine an estimated date for the resolution of this conflict, nor it is possible to determine an estimate of the financial impact associated with this legal uncertainty, as it is not possible to indicate the possibilities of a reimbursement of funds for this concept.

8)	Through the issuance of Settlements No. 10 and 11 of August 9, 2013, the Internal Revenue Service questioned the years of useful life considered for purposes of calculating the tax depreciation of certain assets of property, plant and equipment of the Vineyard (ponds) for the tax Years 2010 and 2011. This has resulted in an increase in the First Category tax base.

Tax assessments Nos. 10 and 11 were the subject of New Tax Assessments Nos. 38 and 39 of August 27, 2018. The gross tax amount payable for such new tax assessments is Ch$585,637,778, which plus adjustments and legal-applicable interests, including the forgiveness of 60% of the interests and fines as granted through the system maintained by the SII (Chilean IRS), determined as of December 31, 2018 amount to Ch$1,206,829,734.

On September 2, 2013, the Company filed before the Internal Revenue Service an administrative appeal called “Voluntary Administrative Replenishment” (VAR), which was rejected by the administrative authority through Ex. Resolution No. 31,301 dated November 18, 2013.

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

F-150

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

On August 18, 2017, the Court issued a final judgment accepting in part the tax claims filed against Settlements No. 10 and 11 and Resolution No. 50, confirming the years of useful life determined by the IRS in the actions claimed but stating that VCT had the right to depreciate its assets in an accelerated manner.

On September 8, 2017, the Company filed an appeal resource against the final verdict. On February 5, 2018, the allegations were made, remaining the cause in agreement.

On April 18, 2018, the Court of Appeals of Santiago issued a judgment rejecting the appeal. However, note that a dissenting vote exists which indicated the possibility of accepting the Company’s tax claim.

Against the second instance judgment, an appeal in cessation in the substance of the case on May 7 of the present year. On July 19, 2018, the appeal was submitted to the Supreme Court appearing the Company on the following day, June 20

Through the present date, the appeal is listed and awaiting the schedule of the hearing for the allegations from September 10, 2018, which means the admissibility test has accepted it for processing.

Our external advisors in this process consider that despite an unfavorable first and second instance verdict, the Company’s position is sound with respect to its legal grounds and accordingly, the Company is confident that the Supreme Court will void such resolution supported, among other aspects, by the strong dissenting vote. Because of complexity of the Tax Claim process, the Company states that it is not feasible to provide an estimated date for the resolution of this conflict, nor its possible to provide an estimate of the financial impact associated with this lawsuit, as it is not possible to indicate the possibilities of a reimbursement of funds for this concept.

9)	The Internal Revenue Service, dated May 5, 2017, issued Resolution Ex.17.400 No. 47/2017, which declared approved the partial return of Provisional Payments for Absorbed Gains (PPAG) requested by the Company in Form N ° 22 for the 2016 Tax Year, which amounted to $ 1,958,820,533 and to non-returned differences of monthly provisional income tax payments for $ 4,831,102. In such resolution, the IRS authorized the return of only $ 1,407,315,131 remaining a pending refund for $ 556,336,501. The resolution is based on the impugnation of the useful life assigned by the Company to its ponds and to the rejection of certain items assigned to expense for 2016 tax year.

On August 23, 2017, the Company filed a Tax Claim against Resolution No. 47 before the 4th Tax and Customs Court of the Metropolitan Region.

On September 12, 2017, the Court filed a Tax Claim and transferred it to the Internal Revenue Service to answer. On October 7, 2017, the Internal Revenue Service evacuated the transfer, answering the claim.

To date, the Company is waiting for the test order to be issued establishing the substantial, pertinent and controversial facts of the case.

F-151

Our external advisors in this process consider that despite the existence of a first and second judgment unfavorable for the Company in the case, it has legal grounds which allow awaiting a favorable outcome from the Supreme Court. However, based on the recent filing of the tax claim, the Company states that it is not feasible to deliver an estimated date for the resolution of this conflict, nor its possible to provide an estimate of the financial impact associated with this litigious process, as it is not possible to indicate the possibilities of a reimbursement of funds for this concept.

10)	On April, 27, 2018, the Company was noticed of Subpoena No. 38 issued by the Servicios Impuestos Internos (Chilean IRS), which contains observations to the income tax return filed for commercial year 2014 (Tax Year 2015).

The Subpoena challenges the useful life and depreciation assigned to certain assets (reservoirs), acquired before or during commercial year 2014. This would result in an increase in the taxable basis of the corporate income tax for such period. This could trigger an order to reimburse by the Servicio de Impuestos Internos of refunds already made.

In its turn, the subpoena poses discrepancies with respect to the use of the expense of certain entries related to compensations for third parties, conventional employment indemnities and other expenses and expenditure. The expense challenged for such concepts would amount to Ch$1,118,796,000, which could not be considered as expense for the basis of the calculation of net taxable income for Tax Year 2015 and, which should be subject to the legal increase associated with the concept of non-deductible expense.

On June 28, 2018, the reply to the Subpoena was submitted, and supplemented on July 27 of the same year because of a new requirement for background from the regulator.

On August 24, 2018, tax Assessments Nos. 79 to 82 were issued and noticed via email on August 27 of the same year. The Tax Assessments have determined a gross tax payable for the concept of the reimbursement of Ch$461,072,737, which plus adjustments, fines and legal interests determined as of December 31, 2018, amount to Ch$1,136,971,937.

These Tax Assessments add the net taxable income determined by the taxpayer resulting from challenging the useful life and depreciation expense allocated to certain assets (reservoirs) acquired before or during the Commercial Year 2014, determining the new taxable income of Ch$5,544,471,722.

In its turn, it adds Ch$418,547,225 for certain items related to compensations from third parties associated with the taxable base of the tax under Article 21 of the Income Tax Law, which is the treatment for non-deductible expenses.

On December 28, 2018, the Court received the Tax Claim noticed it to the Chilean IRS to reply to it. The Court has not yet provided a reply.

Considering the arguments that have been indicated above, we believe sufficient legal arguments exist to believe the Courts of Justice will finally accept the Company’s position. It is not feasible to provide an estimated date for the resolution of this conflict and nor can we provide an estimate of the financial impact associated with this process. Finally, it is not possible to indicate the possibilities of a reimbursement of funds for this concept.

11)	In 2016, the Colombian company Conservas y Vinos S.EN C sued Viña Concha y Toro y José Canepa y Cia Limitada for damages due to termination of the distribution contract in Colombia.

The claim was filed before the 13th Civil Court of Orality Circuit in Bogota.

In May 2017, the Parties were summoned to reconciliation and to an initial interrogation hearing of the Parties. In conformity with the Colombian law, the Court has 1 year to provide the judgment. Because such period elapsed without all the procedural steps performed, the case file was sent to the 14th Court for acknowledgment and filing. In accordance with the law, the Court has a term of 6 days to provide a judgment. An appeal can be filed against this judgment.

F-152

The amount claimed is 2,532,511,000 Colombian pesos (equivalent to $ 531,827,310 as of December 31, 2018). In the opinion of both Chilean and Colombian lawyers, there are reasonable and solid arguments to support the defense of this case.

In its turn, the Company notes that it is not possible to provide an estimate of the financial impact associated with this litigation and nor it is possible to indicate the possibilities for the reimbursement of funds for such concept.

12)	On August 1, 2015, Viña Concha y Toro S.A. and Josien Holding Limited for the Nigeria territory, enter into a distribution contract which establishes the Chilean law as the applicable law and Chilean arbitration courts in conformity with the International Arbitration Rules issued by the Santiago Chamber of Commerce.

Throughout the business relationship the distributor did not comply with the contractual obligations, specifically the goals agreed through the Annual Trading Plan and maintaining minimum inventory levels. Subsequent to a number of requests from the customer that such situation be remediated without this being resolved, on April 20, 2017, a contract termination letter was sent based on contract breach.

The customer filed a lawsuit with the Nigerian courts without this being formally noticed through the present date. This lawsuit requests compensation of US$3,000,000 (equivalent to Ch$2,084,310,000 as of December 31, 2018). Note that the plaintiff should prove the damages as the Nigerian law does not contemplate the payment of compensation for the termination of a business relationship.

Despite the fact that through the present date there is no formal notice of the lawsuit, Viña Concha y Toro has adopted an active position on this proceeding. An arbitration claim was filed in Chile against Josien Holding Limited requesting compensation for damages of US$ 10,000,000 (equivalent to Ch$6,947,700.00 as of December 31, 2018). In addition, a legal action was filed associated with a preventive prelegal action with the Nigerian courts alleging the lack of jurisdiction and competence to receive the case. The prelegal action was filed with the Court on November 7, 2018 and the date of the review of the case is February 4, 2019.

In the opinion of both the Chilean and Nigerian legal advisors, reasonable and sound arguments exist for the court to fully accept the prelegal action and the Court to declare itself incompetent. In the event that the Court makes the decision to review the substance of the case, reasonable and sound arguments are believed to exist for the court to rule against the plaintiff.

The Company, in turn, considers that an eventual disbursement for this concept is remote and points out that it is not feasible to deliver an estimated date for the resolution of this conflict, nor it is possible to indicate the possibilities of a reimbursement of funds for this concept.

13)	As of December 31, 2018, there are no other litigations or probable litigation, judicial or extrajudicial, tax matters, such as encumbrances of any nature that have an actual probability of affecting the financial statements of Viña Concha y Toro S.A.

NOTE 37. SUBSEQUENT EVENTS

Between January 1, 2019 and the date of issuance of these consolidated financial statements there are no subsequent events that may significantly affect its exposure and/or interpretation.

F-153