Form 20-F/A
period 2018-12-31
CONCHA Y TORO WINERY INC
filed 2019-05-15
CIK 930543

As filed with the Securities and Exchange Commission on May 15, 2019

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

 EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the year ended December 31, 2018 (the “Annual Report”) as originally filed with the U.S. Securities and Exchange Commission on May 14, 2019. This amended Annual Report dated May 15, 2019 is being filed to conform certain information included in the eXtensible Business Reporting Language exhibits to information included in the body of the Annual Report.

Other than as described above, this amended Annual Report speaks as of the date of the initial filing of the Form 20-F and does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F. As a result, our annual report on Form 20-F for the fiscal year ended December 31, 2018, as amended by this amendment, continues to speak as of the initial filing date of the Form 20-F.

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

*Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized,

VIÑA CONCHA Y TORO S.A.
Registrant

By:	/s/ EDUARDO GUILISASTI G.
	Name:	Eduardo Guilisasti G.
	Title:	Gerente General/
General Manager
(Chief Executive Officer)

	Date:	May 15, 2019

By:	/s/ OSVALDO SOLAR V.
	Name:	Osvaldo Solar V.
	Title:	Gerente Corporativo de Administración y Finanzas/
Corporate Chief Financial Officer
(Chief Financial Officer)

	Date:	May 15, 2019

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